Form 20-F
period 2003-12-31
WOORI FINANCE HOLDINGS CO LTD
filed 2004-06-30
CIK 1264136

As filed with the Securities and Exchange Commission on June 30, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-15258

Woori Finance Holdings Co., Ltd.

(Exact name of Registrant as specified in its charter)

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

The Republic of Korea

(Jurisdiction of incorporation or organization)

203 Hoehyon-dong, 1-ga, Chung-gu, Seoul 100-792, Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one share of Common Stock	New York Stock Exchange Inc.
Common Stock, par value (Won)5,000 per share	New York Stock Exchange Inc.*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

775,504,910 shares of common stock, par value (Won)5,000 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Woori Finance Holdings has distributed printed copies of this Form 20-F to holders of its New York Stock Exchange-listed American Depository Shares in lieu of distributing copies of its annual report in compliance with Rule 203.01 of the New York Stock Exchange listing manual.

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2000, 2001, 2002 and 2003 has been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The Korea Deposit Insurance Corporation, which we refer to as the KDIC, acquired 100% of the outstanding shares of Kyongnam Bank, Kwangju Bank and Woori Credit Card (formerly Peace Bank of Korea) effective December 29, 2000. The KDIC subsequently transferred these shares to Woori Finance Holdings on March 27, 2001. In November 2000, the KDIC established Woori Investment Bank (formerly Hanaro Merchant Bank) to restructure substantially all of the assets and liabilities of four failed merchant banks that the KDIC had previously acquired, which were transferred to Woori Investment Bank effective November 21, 2000. Accordingly, financial information in this annual report as of and for the year ended December 31, 2000 reflects the impact of those acquisitions under the purchase accounting method. Woori Investment Bank and Woori Credit Card were subsequently merged with Woori Bank effective August 1, 2003 and March 31, 2004, respectively. Under U.S. GAAP, Woori Bank is deemed the predecessor to Woori Finance Holdings for periods prior to March 27, 2001, the date on which the shares of Woori Bank held by the KDIC were transferred to Woori Finance Holdings.

In this annual report:

•	references to “we,” “us” or “Woori Finance Holdings” are to Woori Finance Holdings Co., Ltd. and, unless the context otherwise requires, its subsidiaries;

•	references to “Korea” or the “Republic” are to the Republic of Korea;

•	references to the “government” are to the government of the Republic of Korea;

•	references to “Won” or “(Won)” are to the currency of Korea; and

•	references to “U.S. dollars,” “US dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be as a result of rounding.

For your convenience, this document contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2003, which was (Won)1,192.0 = US$1.00.

FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements.

Words such as “aim,” “will likely result,” “will continue,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to our business discussed under “Item 3D. Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to successfully implement our strategy;

•	our growth and expansion;

•	future levels of non-performing loans;

•	the adequacy of allowance for credit and investment losses;

•	technological changes;

•	interest rates;

•	availability of funding and liquidity;

•	our exposure to market risks; and

•	adverse market and regulatory conditions.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on our income or results of operations could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report could include, but are not limited to:

•	general economic and political conditions in Korea;

•	the monetary and interest rate policies of Korea;

•	inflation or deflation;

•	unanticipated volatility in interest rates;

•	foreign exchange rates;

•	prices and yields of equity and debt securities;

•	the performance of the financial markets in Korea and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in Korea; and

•	regional or general changes in asset valuations.

For further discussion of the factors that could cause actual results to differ, see “Item 3D. Risk Factors.” We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISERS

Not applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

Item 3. KEY INFORMATION

Item 3A. Selected Financial Data

Unless otherwise indicated, the selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2000, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated income statement data

	Year ended December 31,
	2000(1)		2001		2002		2003		2003(2)
	(in billions of Won except per share data)								(in millions of US$ except per share data)
Interest and dividend income	(Won)	5,919	(Won)	7,180	(Won)	6,950	(Won)	7,520	$6,309
Interest expense		4,406		4,764		3,991		4,117	3,454

Net interest income		1,513		2,416		2,959		3,403	2,855
Provision for loan losses		1,434		1,114		1,247		2,313	1,941
Provision for guarantees and acceptances (reversal of provision) (3)		(239)		(159)		106		201	169
Other provision (4)		68		173		146		102	85
Non-interest income		736		1,046		1,784		1,435	1,204
Non-interest expense		1,736		2,080		2,579		2,636	2,212
Income tax expense		62		323		363		254	213
Minority interest income		3		4		6		4	3

Income (loss) from continuing operations		(815)		(73)		296		(672)	(564)
Income (loss) from discontinued operations (5)		0		(59)		718		—	—

Net income (loss)		(815)		(132)		1,014		(672)	(564)
Other comprehensive income (loss), net of tax		(89)		41		(182)		97	82

Comprehensive income (loss)	(Won)	(904)	(Won)	(91)	(Won)	832	(Won)	(575)	$(482)

Per common share data:
Net income (loss) per share—basic		(1,120)		(182)		1,353		(871)	(1)
Income (loss) per share from continuing operations—basic		(1,121)		(100)		395		(871)	(1)
Income (loss) per share from discontinued operations—basic		1		(82)		958		—	—
Weighted average common shares outstanding—basic (in thousands)		727,459		727,459		749,383		771,724	771,724
Net income (loss) per share—diluted (6)		(1,120)		(182)		1,349		(871)	(1)
Income (loss) per share from continuing operations—diluted		(1,121)		(100)		394		(871)	(1)
Income (loss) per share from discontinued operations—diluted		1		(82)		955		—	—
Weighted average common shares outstanding—diluted (in thousands)		727,459		730,963		751,785		778,392	778,392
Cash dividends paid per share (7)		—		—	(Won)	250	(Won)	100	$0.08

(1)	Because the acquisitions occurred toward the end of 2000, data for 2000 does not fully reflect the effects of our acquisitions of Woori Investment Bank, effective November 21, 2000, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, effective December 29, 2000, each of which was accounted for using the purchase method of accounting. See “Item 5A. Operating Results—Overview—Acquisitions and Dispositions.”
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,192.0 to US$1.00, the noon buying rate in effect on December 31, 2003 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	The reversals of provisions in 2000 and 2001 resulted from subsequent changes in our estimation of losses related to our guarantees and acceptances. We determined in each of 2000 and 2001 that a portion of our allowances for losses on guarantees and acceptances were no longer needed, and accordingly reversed the related portions of the provisions we had initially allocated during those years. See “Item 5A. Operating Results—Results of Operations—Provision for Loan Losses—Comparison of 2001 to 2000.”
(4)	Mainly consists of provisions relating to (a) repurchase obligations with respect to loans sold to the Korea Asset Management Corporation and (b) trade receivables.
(5)	Discontinued operations consisted of Hanvit Leasing and its three subsidiaries, which were sold in June and December 2002, and a subsidiary of Woori Investment Bank, which we entered into an agreement to sell in December 2002. See Note 29 of the notes to our consolidated financial statements.
(6)

In the diluted earnings per share calculation, our convertible bonds and warrants outstanding as of December 31, 2003 are assumed to have been converted into shares of our common stock. As of December 31, 2003, the exercise prices of all outstanding options to purchase our common stock were higher than their corresponding average market prices of our common stock. Accordingly, such options were excluded from the computation of diluted earnings per share. See Note 33 of the notes to our consolidated financial statements.
(7)	U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless those periods are the same. With respect to the 2002 fiscal year, we paid dividends in 2003 of (Won)250 per common share ($0.21 per common share at the noon buying rate in effect on December 31, 2003) to our stockholders other than the KDIC. With respect to the 2003 fiscal year, we paid dividends in 2004 of (Won)100 per common share ($0.08 per common share at the noon buying rate in effect on December 31, 2003) to our stockholders, including the KDIC. See “Item 8A. Consolidated Statements and Other Financial Information—Dividends.”

Consolidated balance sheet data

	As of December 31,
	2000		2001		2002		2003		2003 (1)
	(in billions of Won)								(in millions of US$)
Assets
Cash and cash equivalents	(Won)	3,980	(Won)	3,508	(Won)	2,852	(Won)	2,550	$2,140
Restricted cash		1,975		1,895		3,076		3,222	2,703
Interest-earning deposits in other banks		535		1,687		1,826		1,640	1,376
Call loans and securities purchased under resale agreements		2,132		3,573		629		1,127	946
Trading assets		3,505		4,130		3,790		4,291	3,600
Available-for-sale securities		8,233		8,820		10,846		12,408	10,409
Held-to-maturity securities (fair value of (Won)12,186 billion in 2000, (Won)11,799 billion in 2001 and (Won)10,448 billion in 2002 and (Won)10,143 billion ($8,509 million) in 2003)		11,713		11,202		9,959		9,801	8,223
Other investment assets (2)		532		911		731		793	665
Loans (net of allowance for loan losses of (Won)6,457 billion in 2000, (Won)4,323 billion in 2001 and (Won)3,770 billion in 2002 and (Won)2,834 billion ($2,377 million) in 2003)		53,533		56,817		76,485		85,587	71,801
Due from customers on acceptances		1,898		569		461		421	353
Premises and equipment, net		2,321		2,195		2,249		2,151	1,804
Accrued interest and dividends receivable		693		694		672		747	626
Assets held for sale		1,539		1,207		240		—	—
Goodwill		—		—		—		25	21
Other assets (3)		4,846		3,475		3,227		2,850	2,391

Total assets	(Won)	97,435	(Won)	100,683	(Won)	117,043	(Won)	127,613	$107,058

Liabilities
Deposits
Interest bearing	(Won)	60,988	(Won)	65,511	(Won)	75,190	(Won)	85,482	$71,713
Non-interest bearing		4,537		3,582		3,408		3,521	2,954

Total deposits		65,525		69,093		78,598		89,003	74,667
Call money		214		503		804		412	346
Trading liabilities		321		148		322		473	397
Acceptances outstanding		1,898		569		461		421	353
Other borrowed funds		9,281		7,964		11,326		9,345	7,840
Secured borrowings		4,207		4,914		4,756		4,321	3,625
Long-term debt		7,764		8,947		11,305		14,917	12,514
Accrued interest payable		1,652		1,548		1,528		1,618	1,357
Liabilities held for sale		2,727		1,584		152		—	—
Other liabilities (4)		4,451		3,074		3,555		3,218	2,700

Total liabilities		98,040		98,344		112,807		123,728	103,799
Minority interest		30		31		279		229	192
Total stockholders’ equity (deficit)		(635)		2,308		3,957		3,656	3,067

Total liabilities, minority interest and stockholders’ equity	(Won)	97,435	(Won)	100,683	(Won)	117,043	(Won)	127,613	$107,058

(1)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,192.0 to US$1.00, the noon buying rate in effect on December 31, 2003 as quoted by the Federal Reserve Bank of New York in the United States.
(2)	For a description of “other investment assets,” see Note 10 of the notes to our consolidated financial statements.
(3)	For a description of “other assets,” see Note 16 of the notes of our consolidated financial statements.
(4)	For a description of “other liabilities,” see Note 21 of the notes to our consolidated financial statements.

Profitability ratios and other data

	Year ended December 31,
	2000 (1)		2001	2002		2003
	(in billions of Won, except percentages)
Return on average assets (2)		(1.11)%	(0.14)%		0.95%	(0.56)%
Return on average equity (3)		N/M	(61.68)		21.21	(17.17)
Net interest spread (4)		1.83	2.65		2.93	2.88
Net interest margin (5)		2.26	2.81		3.07	3.01
Cost-to-income ratio (6)		77.19	60.08		54.37	54.49
Average stockholders’ equity as a percentage of average total assets		(0.60)	0.23		4.47	3.25
Total revenue (7)	(Won)	6,655	(Won)8,226	(Won)	8,734	(Won)8,955
Operating expense (8)		6,142	6,844		6,570	6,753
Operating margin (9)		513	1,382		2,164	2,202
Operating margin as a percentage of total revenue		7.71%	16.80%		24.78%	24.59%

(1)	Because the acquisitions occurred toward the end of 2000, data for 2000 does not fully reflect the effects of our acquisitions of Woori Investment Bank, effective November 21, 2000, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, effective December 29, 2000, each of which was accounted for using the purchase method of accounting. See “Item 5A. Operating Results—Overview—Acquisitions and Dispositions.”
(2)	Represents net income (loss) as a percentage of average total assets. Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori CA Asset Management, Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.
(3)	Represents net income (loss) as a percentage of average stockholders’ equity. N/M = not meaningful.
(4)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(5)	Represents the ratio of net interest income to average interest earning assets.
(6)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(7)	Total revenue represents interest and dividend income plus non-interest income.

The following table shows how total revenue is calculated:

	Year ended December 31,
	2000		2001		2002		2003
	(in billions of Won)
Interest and dividend income	(Won)	5,919	(Won)	7,180	(Won)	6,950	(Won)	7,520
Non-interest income		736		1,046		1,784		1,435

Total revenue	(Won)	6,655	(Won)	8,226	(Won)	8,734	(Won)	8,955

(8)	Operating expense represents interest expense plus non-interest expense, excluding provisions of (Won)1,263 billion, (Won)1,128 billion, (Won)1,499 billion and (Won)2,616 billion for 2000, 2001, 2002 and 2003, respectively.

The following table shows how operating expense is calculated:

	Year ended December 31,
	2000		2001		2002		2003
	(in billions of Won)
Interest expense	(Won)	4,406	(Won)	4,764	(Won)	3,991	(Won)	4,117
Non-interest expense		1,736		2,080		2,579		2,636

Operating expense	(Won)	6,142	(Won)	6,844	(Won)	6,570	(Won)	6,753

(9)	Operating margin represents total revenue less operating expenses.

Asset quality data

	As of December 31,
	2000		2001		2002		2003
	(in billions of Won)
Total loans	(Won)	60,086	(Won)	61,192	(Won)	80,226	(Won)	88,392
Total non-performing loans (1)		9,664		6,015		3,576		2,594
Other impaired loans not included in non-performing loans		2,483		3,435		3,143		1,861
Total non-performing loans and other impaired loans		12,147		9,450		6,719		4,455
Total allowance for loan losses		6,457		4,323		3,770		2,834
Non-performing loans as a percentage of total loans		16.08%		9.83%		4.46%		2.93%
Non-performing loans as a percentage of total assets		9.92		5.97		3.05		2.03
Total non-performing loans and other impaired loans as a percentage of total loans		20.22		15.44		8.37		5.04
Allowance for loan losses as a percentage of total loans		10.75		7.07		4.70		3.21

(1)	Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Supervisory Commission’s asset classification criteria. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Segment information under Korean GAAP

The following table sets forth financial data under Korean GAAP as of or for the year ended December 31, 2003 for our business segments.

	Woori Bank (1)		Kyongnam Bank		Kwangju Bank		Woori Credit Card (2)		Other		Elimination (3)		Total
	(in billions of Won)
Interest and dividend income	(Won)	5,846	(Won)	654	(Won)	524	(Won)	576	(Won)	104	(Won)	(140)	(Won)	7,564
Interest expense		2,900		356		290		218		168		(90)		3,842

Net interest income		2,946		298		234		358		(64)		(50)		3,722
Provision for loan losses, guarantees and acceptances		808		128		95		1,650		16		(18)		2,679
Non-interest income		2,643		136		75		419		812		(659)		3,426
Non-interest expenses		3,255		246		174		325		405		(380)		4,025

Net non-interest income (loss)		(612)		(110)		(99)		94		407		(279)		(599)
Depreciation and amortization		73		5		7		2		109		17		213

Net income (loss) before tax		1,453		55		33		(1,200)		218		(328)		231
Income tax expense		105		(30)		(24)		121		7		—		179
Minority interest		2		—		—		—		2		(8)		(4)

Net income (loss) for the period under Korean GAAP		1,346		85		57		(1,321)		209		(320)		56
U.S. GAAP adjustments		(462)		(17)		21		(10)		(236)		(24)		(728)

Consolidated net income (loss)	(Won)	884	(Won)	68	(Won)	78	(Won)	(1,331)	(Won)	(27)	(Won)	(344)	(Won)	(672)

Segments’ total assets under Korean GAAP		105,333		11,045		8,789		2,462		9,434		(8,295)		128,768
U.S. GAAP adjustments		(1,820)		(112)		(31)		1,587		1,912		(2,691)		(1,155)

Segments’ total assets	(Won)	103,513	(Won)	10,933	(Won)	8,758		(Won)4,049	(Won)	11,346	(Won)	(10,986)	(Won)	127,613

(1)	As adjusted for the merger of Woori Investment Bank, which occurred in August 2003.
(2)	In March 2003, we transferred the credit card operations of Kwangju Bank to Woori Credit Card. We merged Woori Credit Card with Woori Bank in March 2004.
(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under the management reporting system.

Selected Financial Information

Average Balance Sheets and Related Interest

The following tables show our average balances and interest rates for 2001, 2002 and 2003.

	Year ended December 31,
	2001					2002					2003
	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield
	(in billions of Won)
Assets
Interest-earning deposits in other banks	(Won)	2,639	(Won)	123	4.66%	(Won)	2,058	(Won)	86	4.18%	(Won)	2,161	(Won)	73	3.38%
Call loans and securities purchased under resale agreements		1,537		63	4.10		1,267		42	3.31		1,507		45	2.99
Trading securities (4)		3,781		235	6.22		4,062		215	5.29		3,950		202	5.11
Investment securities (4)		18,846		1,560	8.28		18,481		1,458	7.89		20,465		1,378	6.73
Loans
Commercial and industrial		28,516		2,226	7.81		32,401		2,081	6.42		39,420		2,466	6.26
Lease financing		587		40	6.81		432		18	4.17		223		12	5.38
Trade financing		6,306		555	8.80		5,962		366	6.14		6,828		321	4.70
Other commercial		7,722		738	9.56		5,466		403	7.37		4,889		356	7.28
General purpose household (5)		11,659		986	8.46		20,799		1,523	7.32		26,874		1,814	6.75
Mortgage		1,119		97	8.67		1,713		123	7.18		3,066		196	6.39
Credit cards (3)		3,294		557	16.91		3,844		635	16.52		3,567		657	18.42

Total loans (6)		59,203		5,199	8.78		70,617		5,149	7.29		84,867		5,822	6.86

Total average interest-earning assets		86,006		7,180	8.35		96,485		6,950	7.20		112,950		7,520	6.66
Cash and cash equivalents		2,755		—	—		3,165			—		3,818		—	—
Foreign exchange contracts and derivatives		168		—	—		262		—	—		403		—	—
Premises and equipment		2,599		—	—		2,316		—	—		2,171		—	—
Due from customers on acceptance		2,533		—	—		1,287		—	—		426		—	—
Allowance for loan losses		(4,806)		—	—		(4,374)		—	—		(3,209)		—	—
Other non-interest-earning assets (7)		4,662		—	—		7,908		—	—		4,034		—	—

Total average non-interest-earning assets		7,911		—	—		10,564		—	—		7,643		—	—

Total average assets	(Won)	93,917	(Won)	7,180	7.65%	(Won)	107,049	(Won)	6,950	6.49%	(Won)	120,593	(Won)	7,520	6.24%

	Year ended December 31,
	2001					2002					2003
	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost
	(in billions of Won)
Liabilities
Interest bearing liabilities
Deposits
Demand deposits	(Won)	15,208	(Won)	285	1.87%	(Won)	18,862	(Won)	216	1.15%	(Won)	20,443	(Won)	136	0.67%
Savings deposits		6,098		260	4.26		7,514		278	3.70		9,178		294	3.20
Certificate of deposit accounts		1,327		85	6.41		626		30	4.79		1,716		75	4.37
Other time deposits		38,789		2,565	6.61		41,296		2,104	5.09		48,159		2,178	4.52
Mutual installment deposits		755		59	7.81		944		72	7.63		959		60	6.26

Total deposits		62,177		3,254	5.23		69,242		2,700	3.90		80,455		2,743	3.41
Call money		903		39	4.32		1,160		38	3.28		1,077		35	3.25
Borrowings from the Bank of Korea		2,219		100	4.51		1,218		30	2.46		1,307		33	2.52
Other short-term borrowings		5,862		441	7.52		6,640		277	4.17		8,024		280	3.49
Secured borrowings		4,603		284	6.17		5,001		287	5.74		4,995		259	5.19
Long-term debt		7,808		646	8.27		10,122		659	6.51		13,157		767	5.83

Total average interest bearing liabilities		83,572		4,764	5.70		93,383		3,991	4.27		109,015		4,117	3.78
Non-interest bearing liabilities
Demand deposits		2,665		—	—		3,020		—	—		2,814		—	—
Foreign exchange contracts and derivatives		169		—	—		198		—	—		355		—	—
Acceptances outstanding		2,533		—	—		1,287		—	—		426		—	—
Other non-interest bearing liabilities		4,764		—	—		4,381		—	—		4,069		—	—

Total average non-interest bearing liabilities		10,131		—	—		8,886		—	—		7,664		—	—

Total average liabilities		93,703		4,764	5.08		102,269		3,991	3.90		116,679		4,117	3.53
Average stockholders’ equity		214		—	—		4,780		—	—		3,914		—	—

Total average liabilities and stockholders’ equity	(Won)	93,917	(Won)	4,764	5.07%	(Won)	107,049	(Won)	3,991	3.73%	(Won)	120,593	(Won)	4,117	3.41%

(1)	Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori CA Asset Management, Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.
(2)	Includes dividends received on securities, as well as cash interest received on non-accruing loans.
(3)	Interest income from credit cards is derived from interest-earning credit card receivables, and consists principally of interest on cash advances and card loans.
(4)	We do not invest in any tax-exempt securities.
(5)	Includes home equity loans.
(6)	Includes non-accrual loans.
(7)	Includes non-interest-earning credit card receivables, principally monthly lump-sum purchase receivables, the entire balances of which is subject to repayment on the following payment due date.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following tables provide an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for 2002 compared to 2001 and 2003 compared to 2002. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to absolute volume and rate change.

	2002 vs. 2001 Increase/(decrease) due to changes in						2003 vs. 2002 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Interest-earning deposits in other banks	(Won)	(25)	(Won)	(12)	(Won)	(37)	(Won)	5	(Won)	(18)	(Won)	(13)
Call loans and securities purchased under resale agreements		(10)		(11)		(21)		6		(3)		3
Trading securities		20		(40)		(20)		(6)		(7)		(13)
Investment securities		(30)		(72)		(102)		220		(300)		(80)
Loans
Commercial and industrial		482		(627)		(145)		437		(52)		385
Lease financing		(9)		(13)		(22)		(14)		8		(6)
Trade financing		(29)		(160)		(189)		74		(119)		(45)
Other commercial		(188)		(147)		(335)		(42)		(5)		(47)
General purpose household (1)		648		(111)		537		397		(106)		291
Mortgage		38		(12)		26		85		(12)		73
Credit cards		91		(13)		78		(37)		59		22

Total interest income		988		(1,218)		(230)		1,125		(555)		570
Interest bearing liabilities
Deposits
Demand deposits		111		(180)		(69)		20		(100)		(80)
Savings deposits		42		(24)		18		40		(24)		16
Certificate of deposit accounts		(37)		(18)		(55)		47		(2)		45
Other time deposits		180		(641)		(461)		230		(156)		74
Mutual installment deposits		14		(1)		13		1		(13)		(12)
Call money		(6)		5		(1)		(2)		(1)		(3)
Borrowings from the Bank of Korea		(35)		(35)		(70)		2		1		3
Other short-term borrowings		70		(234)		(164)		13		(11)		2
Secured borrowings		14		(11)		3		—		(28)		(28)
Long-term debt		46		(33)		13		166		(58)		108

Total interest expense		399		(1,172)		(773)		517		(392)		125

Net interest income	(Won)	589	(Won)	(46)	(Won)	543	(Won)	608	(Won)	(163)	(Won)	445

(1)	Includes home equity loans.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2003, which was (Won)1,192.0 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 28, 2004, the noon buying rate was (Won)1,153.0 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low		High		Average (1)		Period-End
1998	(Won)	1,196.0	(Won)	1,812.0	(Won)	1,367.3	(Won)	1,206.0
1999		1,125.0		1,243.0		1,188.2		1,136.0
2000		1,105.5		1,267.0		1,140.0		1,267.0
2001		1,234.0		1,369.0		1,293.4		1,313.5
2002		1,160.6		1,332.0		1,242.0		1,186.3
2003		1,146.0		1,262.0		1,193.0		1,192.0
2004 (through June 28)		1,141.4		1,195.1		1,165.2		1,153.0
January		1,172.0		1,195.1
February		1,152.2		1,180.0
March		1,146.7		1,181.0
April		1,141.4		1,173.6
May		1,165.0		1,191.0
June (through June 28)		1,150.0		1,164.8

(1)	The average of the noon buying rates of the Federal Reserve Bank of New York for Won in effect on the last business day of each month during the relevant period (or portion thereof).

Item 3B. Capitalization and Indebtedness

Not Applicable

Item 3C. Reasons For the Offer and Use of Proceeds

Not Applicable

Item 3D. Risk Factors

Risks relating to our corporate credit portfolio

The largest portion of our credit exposure to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our credit exposure (which includes loans and guarantees and acceptances) to small- and medium-sized enterprises increased from (Won)23,267 billion, or 22.5% of our total loans and other credits, as of December 31, 2000 to (Won)42,170 billion, or 35.7% of our total loans and other credits, as of December 31, 2003. As of December 31, 2003, under Korean GAAP loans and other credits to small- and medium-sized enterprises that were classified as substandard or below were (Won)938 billion, representing 2.2% of our total credits to those enterprises. Since 2002, the industry-wide delinquency ratios for loans and other credits to small- and medium-sized enterprises have been rising. According to data compiled by the Financial Supervisory Service, under Korean GAAP the delinquency ratio for loans by Korean banks to small- and medium-sized enterprises was 2.1% as of December 31, 2003. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are overdue by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans on a Korean GAAP basis increased from 1.5% as of December 31, 2001 to 2.2% as of December 31, 2003 and to 2.7% as of March 31, 2004 and may rise further in 2004. On a Korean GAAP basis, we charged off (Won)267 billion of our loans to small-and medium-sized enterprises in 2003. Accordingly, we may be required to take measures to decrease our exposures to these customers. For example, in order to stem rising delinquencies, we decided to restrict further lending to small- and medium-sized enterprises in certain industry sectors, such as real property leasing companies and hotels and restaurants, commencing in mid-2003 and implemented measures in 2003 and 2004 to limit the loan approval authority of branch managers based on the credit performance of the small- and medium-sized enterprise loans provided by their branches.

Many small- and medium-sized enterprises represent sole proprietorships or very small businesses dependent on a relatively limited number of suppliers or customers and tend to be affected to a greater extent than large corporate borrowers by fluctuations in the Korean economy. In addition, small- and medium-sized enterprises often maintain less sophisticated financial records than large corporate borrowers. Therefore, it is generally more difficult for us to judge the level of risk inherent in lending to these enterprises, as compared to large corporations.

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, continued weakness in the Korean economy, as well as aggressive marketing and intense competition among banks to lend to this segment, have led and may continue to lead to a deterioration in the asset quality of our loans to this segment. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which would have an adverse impact on our financial condition and results of operations. In addition, many small- and medium-sized enterprises have close business relationships with chaebols, primarily as suppliers. Any difficulties encountered by those chaebols would likely hurt the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans. Recently, many chaebols have moved, or plan to move, their production plants or facilities to China and other countries with lower labor costs and other expenses, which may have a material adverse impact on such small- and medium-sized enterprises.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, guarantees and acceptances and other exposures) as of December 31, 2003, 12 were to companies that were members of the 29 largest chaebols in Korea. As of that date, the total amount of our exposures to the 29 largest chaebols was (Won)11,454 billion, or 9.7% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require additional loan loss provisions, which would hurt our results of operations and financial condition.

In particular, we have significant exposure to several former Hyundai Group companies, former Daewoo Group companies and current and former SK Group companies, Ssangyong Group companies and LG Group companies, a number of which have been experiencing financial difficulties. For example:

•	As a result of their deteriorating financial condition, several former Hyundai Group companies, including Hynix Semiconductor, Hyundai Engineering and Construction, Hyundai Petrochemical and Hyundai Merchant Marine, have required assistance in recent years from their creditor financial institutions, in the form of additional loans, extensions of maturities of various outstanding payment obligations, debt-to-equity swap transactions, guarantees of overseas borrowings and injections of additional capital. In addition, in 2003, we downgraded the asset classification of our credit exposures to Hyundai Corporation from precautionary to substandard or below due to an increase in its capital deficit.

•	In 1999, the principal creditor banks of the Daewoo Group companies began formal workout procedures with respect to 12 member companies of that group, including Daewoo Corporation, Daewoo Motors, Daewoo Electronics, Daewoo Heavy Industries, Daewoo Telecom and Ssangyong Motors. Many of these former Daewoo Group companies are currently subject to liquidation proceedings or have been liquidated or sold, are under workouts or reorganization proceedings, have been split up into more than one company or are looking for purchasers.

•	In March 2003, the principal creditor banks of SK Networks (formerly SK Global), a member company of the SK Group, commenced corporate restructuring procedures against SK Networks after the company announced that its financial statements understated its total debt by (Won)1 trillion and overstated its profits by (Won)1.5 trillion. These banks, including our subsidiaries, agreed to a temporary rollover of approximately (Won)6.6 trillion of SK Networks’ debt until June 18, 2003 and subsequently decided to put SK Networks into corporate restructuring. In October 2003, SK Networks’ foreign and domestic creditors agreed to a restructuring plan which, among other things, allowed the foreign creditors to cash out their debts at a buyout rate of 43% of the face value of the outstanding debt owed to them. In November 2003, SK Networks underwent a capital reduction and sold approximately (Won)1 trillion of its assets as part of its restructuring plan, and SK Corporation approved a (Won)850 billion debt-for-equity swap. SK Networks is currently under the joint management of its domestic creditors in accordance with its restructuring plan.

•	Several Ssangyong Group companies have been experiencing significant financial difficulties and liquidity problems. In particular, the principal creditor banks of each of Ssangyong Cement Industrial and Ssangyong Corporation, including our subsidiaries, commenced corporate restructuring procedures against these companies in November 2000 and February 2002, respectively.

•	Although no workouts or reorganization proceedings have begun against any other significant LG Group companies, LG Card, one of Korea’s largest credit card companies and formerly a member company of the LG Group, has been experiencing significant liquidity and asset quality problems. See “—We have exposure to a number of Korean credit card companies, and recent and future difficulties faced by those companies may have an adverse impact on us.”

The table below summarizes our exposures to selected member companies of those groups, as of December 31, 2003:

	Outstanding Exposure (1)		% of Total Exposure	% of Exposure Classified as Substandard or Below	Collateral	Allowance for Loan Losses	Allowance for Loan Losses as a % of Exposure
	(in billions of Won, except percentages)
Former Hyundai Group
Hyundai Group (2)	(Won)	371	0.31%	22.42%	(Won)16	(Won)68	18.33%
Hyundai Engineering and Construction		96	0.08	0.92	2	2	1.71
Hyundai Motors Group (3)		745	0.63	—	3	3	0.43
Hyundai Heavy Industries		6	—	—	—	—	0.00
Hynix Semiconductor		168	0.14	43.02	4	43	25.53
Former Daewoo Group
Daewoo International		257	0.22	—	—	1	0.37
GM Daewoo Auto & Technology		103	0.09	—	—	29	28.36
Daewoo Electronics		159	0.13	—	—	17	10.59
Ssangyong Motors		35	0.03	—	10	—	0.06
SK Group
SK Networks		195	0.16	82.21	4	78	40.01
Ssangyong Group
Ssangyong Corporation		80	0.07	66.19	—	25	30.89
Ssangyong Cement Industrial		38	0.03	24.99	—	2	6.04
Ssangyong Construction		11	0.01	17.66	—	1	4.47
Namkwang Construction		2	—	—	—	—	—
LG Group
LG Card (4)		594	0.50	—	—	14	2.41

(1)	Comprises loans, debt and equity securities, guarantees and acceptances and other exposures.
(2)	Recognized as the successor to the former Hyundai Group, which includes Hyundai Corporation and Hyundai Merchant Marine. Substantially all of the outstanding exposure of Hyundai Merchant Marine relates to ship financing to a special purpose company guaranteed by Hyundai Heavy Industries.
(3)	Comprises Hyundai Motors, Kia Motors, Hyundai Capital, Hyundai Card and INI Steel.
(4)	LG Card was disaffiliated from the LG Group in January 2004.

The allowances we have established against these exposures may not be sufficient to cover all future losses arising from these exposures. In addition, in the case of companies that are in or in the future enter into workout, restructuring, reorganization or liquidation proceedings, our recoveries from those companies may be limited. We may, therefore, experience future losses with respect to these exposures.

We have exposure to a number of Korean credit card companies, and recent and future difficulties faced by those companies may have an adverse impact on us.

Our exposure to Korean credit card companies increased from (Won)182 billion as of December 31, 2001, to (Won)1,294 billion as of December 31, 2003, which represented 0.2% and 1.1% of our total exposures as of those dates. As of December 31, 2003, loans and other credits to Korean credit card companies that were classified as precautionary or below were (Won)498 billion, representing 0.4% of our total exposure. The Korean credit card industry has experienced increasing delinquency rates with respect to credit card receivables in recent years. Rising delinquency levels and declining demand for their securities have led to financial difficulties for many credit card companies.

The table below summarizes our exposures to Korean credit card companies as of December 31, 2003:

	Outstanding Exposure (1)		% of Total Exposure	% of Exposure Classified as Substandard or Below	Collateral	Allowance for Credit Losses		Allowance for Credit Losses as a % of Exposure
	(in billions of Won, except percentages)
LG Card	(Won)	674	0.57%	—	—	(Won)	186	27.60%
Samsung Card		481	0.41	—	—		1	0.10
BC Card		43	0.04	—	—		—	—
Lotte Credit Card		20	0.02	—	—		—	0.25
Others		76	0.06	—	—		—	—

Total	(Won)	1,294	1.10%	—	—	(Won)	187	14.45%

(1)	Comprises loans, debt and equity securities, asset-backed securities, guarantees and acceptances and other exposures.

The continuing deterioration of the Korean credit card industry has resulted in our reviewing the credit quality of credit card companies more diligently and more frequently and reclassifying the loans and other credits provided to such companies as necessary. For example, LG Card, one of Korea’s largest credit card companies, has been experiencing significant liquidity and asset quality problems. In November 2003, the creditor banks of LG Card (including our subsidiaries) agreed to provide a new (Won)2 trillion credit facility, secured by credit card receivables, to enable LG Card to resume cash operations. Our portion of this commitment was (Won)246 billion. Certain of LG Card’s creditor banks (including our subsidiaries) also agreed to extend the maturity of a portion of LG Card’s debt coming due in 2003 for one year, after the chairman of LG Group pledged his personal stake in LG Corp. (the group holding company), LG Investment & Securities and LG Card as collateral to offset future losses of LG Card. Our portion of this extension was (Won)246 billion.

After the failure to auction LG Card to a buyer in December 2003, the principal creditors of LG Card tentatively agreed to a rescue plan in January 2004 under which the Korea Development Bank would acquire a

25% (subsequently adjusted to 26%) interest in LG Card and the other creditors would collectively acquire a 74% (subsequently adjusted to 73%) ownership interest following the completion of several debt-to-equity swaps contemplated for 2004. In addition, the creditors agreed to form a normalization steering committee for LG Card to oversee LG Card’s business operations. An extraordinary shareholders’ meeting of LG Card was held in March 2004 and a new chief executive officer as well as directors nominated by the normalization steering committee were elected. In February 2004, the creditors exchanged indebtedness of (Won)953.9 billion for shares constituting 54.8% of the outstanding share capital of LG Card. The creditors also extended (Won)1.59 trillion of new loans to LG Card, which will subsequently be converted into equity. LG Group also funded an additional (Won)800 billion to LG Card in the first quarter of 2004 (in addition to a (Won)185 billion capital increase as a result of LG Card’s issuance of new shares in December 2003). In May 2004, LG Card completed a capital write-down of 97.7% of its outstanding common stock and entered into a memorandum of understanding with the Korea Development Bank in connection with its restructuring plan. Following the capital write-down, the creditors plan to exchange a further (Won)2,545.5 billion of indebtedness into equity of LG Card. In addition, as LG Card required additional funding, the LG Group and the Korea Development Bank provided (Won)375 billion and (Won)125 billion, respectively, in the first quarter of 2004. In accordance with the plan, in February 2004, we swapped (Won)88 billion of LG Card debt for equity, extended (Won)176 billion of new loans to LG Card and purchased (Won)88 billion of new debt securities issued by LG Card, which loans and debt securities will also be converted into equity. After all such debt-to-equity conversions, we expect to own a 10.3% equity interest in LG Card and have (Won)246 billion of loans, (Won)80 billion of asset-backed securities and (Won)161 billion of debt securities of LG Card that will remain outstanding, which will be our total exposure with respect to LG Card.

As of December 31, 2003, our total exposure to LG Card was (Won)674 billion, comprising (Won)37 billion of loans, (Won)80 billion of asset-backed securities backed by credit card receivables of LG Card that had been securitized, (Won)381 billion of debt securities and (Won)176 billion of guarantees and acceptances. As of such date, all of our loans to LG Card were classified as precautionary. As a result of the deteriorating financial condition of LG Card, we recorded provisions of (Won)186 billion with respect to loans and guarantees and acceptances and recognized securities impairment losses of (Won)206 billion in 2003 in respect of our exposures to LG Card.

The value of underlying collateral, our pro rata entitlement thereto and the allowances we have established or will establish against our exposures to LG Card and other Korean credit card companies may not be sufficient to cover all future losses arising from these exposures. Following the debt-to-equity conversions in respect of our exposures to LG Card, we may experience further losses if the market value of the LG Card equity securities we own falls below their recorded book value. In addition, in the case of credit card companies that are in or in the future enter into workout, restructuring, reorganization or liquidation proceedings, our recoveries from those companies may be limited. We may, therefore, experience future losses with respect to these exposures.

In addition, our investment portfolio includes beneficiary certificates representing interests in investment trusts whose assets include securities issued by credit card companies. Accordingly, to the extent that the value of securities issued by credit card companies declines as a result of their financial difficulties or otherwise, we may experience losses on our investment securities.

A large portion of our exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2003, our 20 largest exposures to corporate borrowers totaled (Won)16,724 billion, which represented 14.2% of our total exposures. As of that date, our single largest corporate exposure was to the KDIC, to which we had outstanding credits in the form of debt securities of (Won)8,531 billion, representing 7.2% of our total exposures. Aside from exposure to the KDIC and other government-related agencies, our next largest exposure was to Samsung Electronics, to which we had outstanding exposure of (Won)1,158 billion representing 1.0% of our total exposures. See “Item 4A. History and Development of the Company—History.” We have made efforts to reduce our outstanding credit exposure to large corporate borrowers, including through asset sales, credit line reductions and credit write-offs. Any further deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2003, our exposures to companies that were in workout, corporate restructuring, composition or corporate reorganization, including companies in the former Daewoo Group, the former Hyundai Group and the Ssangyong Group amounted to (Won)2,017 billion, or 1.7% of our total exposures, of which (Won)723 billion, or 35.9%, was classified as substandard or below. As of the same date, our allowances for loan losses on these exposures amounted to (Won)389 billion, or 19.3% of these exposures. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, in the case of our borrowers that are or become subject to corporate restructuring procedures, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (as well as 75% of the total outstanding secured debt) of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

Risks relating to our consumer credit portfolio

We have been experiencing, and may continue to experience, increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans has grown from (Won)9,780 billion as of December 31, 2000 to (Won)30,357 billion as of December 31, 2003. Our credit card portfolio has grown from (Won)3,593 billion as of December 31, 2000 to (Won)6,418 billion as of December 31, 2002, but decreased to (Won)3,964 billion as of December 31, 2003 as a result of increased charge-offs and our efforts to reduce our credit card exposure. As of December 31, 2003, our consumer loans and credit card receivables represented 34.4% and 4.5% of our total lending, respectively. Until the second half of 2003, the growth of our consumer lending and credit card businesses, which offer higher margins than other lending activities, contributed significantly to the increase in our interest income and our profitability. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, is often unsecured and therefore tends to carry a higher credit risk, has increased from (Won)8,237 billion, or 54.3% of our total outstanding consumer loans, as of December 31, 2001 to (Won)12,765 billion, or 42.1% of our total outstanding consumer loans, as of December 31, 2003.

The rapid growth in our consumer loan and credit card portfolios has been accompanied by increasing delinquencies and a deterioration in asset quality. Our consumer loans classified as substandard or below increased from (Won)106 billion, or 1.1% of our consumer loan portfolio, as of December 31, 2000 to (Won)396 billion, or 1.3% of our consumer loan portfolio, as of December 31, 2003.

In our credit card segment, outstanding balances overdue by 30 days or more increased from (Won)220 billion, or 6.1% of our credit card receivables, as of December 31, 2000 to (Won)938 billion, or 23.7% of our credit card receivables, as of December 31, 2003. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans and also replaced a portion of our delinquent credit card account balances with cash advances that are rolled over from month to month. We discontinued the practice of providing such substituted cash advances commencing in September 2003. As of December 31, 2003, these restructured loans and substituted cash advances amounted to (Won)695 billion and (Won)334 billion, respectively, or in aggregate 26.0% of our credit card balances. Because these restructured loans and substituted cash advances are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding consumer loans and credit card balances. Including all restructured loans and substituted cash advances, outstanding balances overdue by 30 days or more accounted for 37.3% of our credit card receivables as of December 31, 2003. We charged-off credit card balances amounting to approximately (Won)1.3 trillion in 2003, as compared to a (Won)260 billion in 2002, resulting in a material adverse effect on our results of operations for 2003. Delinquencies may increase further in the future as a result of, among other things, adverse economic developments in Korea, difficulties experienced by other credit card issuers that adversely affect our customers, additional government regulation or the inability of Korean consumers to manage increased household debt, as reflected, for example, in the practice among some credit card holders of obtaining multiple credit cards and using cash advances from one card to make payments due on others.

Further deterioration of the asset quality of our consumer loan and credit card portfolios would require us to increase our loan loss provisions and charge-offs and will adversely affect our financial condition and results of operations. Our loan loss provisions in respect of our consumer loan and credit card portfolios, as a percentage of total average consumer loan and credit card balances, increased from 1.9% in 2000 to 5.7% in 2003. In addition, our charge-offs of non-performing consumer loans and delinquent credit card receivables, as a percentage of total average consumer loan and credit card balances, increased from 2.4% in 2000 to 4.4% in 2003.

In addition, our increased exposure to consumer debt means that we are more exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that hurt those consumers could result in further deterioration in the credit quality of our consumer loan and credit card portfolios. For example, a rise in unemployment or an increase in interest rates in Korea, which have been at historically low levels in recent years, could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults.

Our credit card operations have diverted and may continue to divert financial resources from our other operations, which could hurt our financial condition and performance.

In response to the liquidity problems of our former credit card subsidiary, Woori Credit Card, stemming from the deteriorating asset quality of its credit card portfolio, our board of directors resolved in December 2003 to merge Woori Credit Card with our principal banking subsidiary, Woori Bank. This merger was completed in March 2004. Woori Credit Card had failed to meet the financial targets under its memorandum of understanding with the KDIC commencing as of the end of the second quarter of 2003 and generated a net loss under Korean GAAP of (Won)1,321 billion in 2003 and (Won)466 billion in the first quarter of 2004. In 2003, we provided financial assistance to Woori Credit Card in the amount of approximately (Won)840 billion, in the form of capital contributions, which were funded by proceeds from our redemption of subordinated bonds issued by Woori Bank and by dividends from Woori Bank. Furthermore, in December 2003, we cancelled 94.4% of the shares we held in Woori Credit Card, with an aggregate par value of approximately (Won)1.9 trillion, in connection with a capital reduction of Woori Credit Card to offset its accumulated deficit. In addition, in March 2004, prior to the merger, we made an additional capital contribution of (Won)800 billion to Woori Credit Card, which was also funded by proceeds from our redemption of subordinated bonds issued by Woori Bank and dividends from Woori Bank.

Despite the measures taken by us to improve Woori Credit Card’s asset quality and capital position prior to its merger with Woori Bank, our credit card operations may continue to generate net losses through 2004. Accordingly, even after the merger, our credit card operations may continue to divert financial resources from our other operations, which may adversely affect our overall financial condition and performance.

A decline in the value of the collateral securing our consumer loans and our inability to realize full collateral value may adversely affect our consumer credit portfolio.

A substantial portion of our consumer loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 50% of the appraised value of collateral (except in areas of high speculation designated by the government where we are required to limit our lending to 40% of the appraised value of collateral) and to periodically re-appraise our collateral, downturns in the real estate markets in Korea from time to time have resulted in declines in the value of the collateral securing some loans to levels below their outstanding principal balance. Future declines in real estate prices, including as a result of measures adopted by the Korean government in 2003 to stabilize the real estate market, would reduce the value of the collateral securing our mortgage and home equity loans. If collateral values decline in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any declines in the value of the real estate or other collateral securing our consumer loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

In Korea, foreclosure on collateral generally requires a written petition to a court. An application, when made, may be subject to delays and administrative requirements that may decrease the value of such collateral. We cannot guarantee that we will be able to realize the full value on our collateral as a result of, among other factors, delays in foreclosure proceedings and defects in the perfection of our security interest in collateral. Our failure to recover the expected value of collateral could expose us to potential losses.

Risks relating to our financial holding company structure and strategy

Woori Finance Holdings has a limited operating history as a financial holding company, and our continued success cannot be assured.

Woori Finance Holdings was established in March 2001 by the KDIC as a financial holding company to consolidate the Korean government’s interests in four commercial banks (Hanvit Bank, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea), one merchant bank and a number of other financial institutions. Each of these financial institutions was experiencing significant financial difficulties, including a sharp deterioration in asset quality and capital adequacy ratios and a net capital deficit, as a result of the Korean financial crisis that began in 1997, and had been recapitalized by the Korean government using public funds injected through the KDIC. Since that time, we have reorganized some of those business operations, and we may decide to implement other transfers or reorganizations with respect to our subsidiaries’ business operations in the future. While we believe that we have generally succeeded in improving our overall financial condition and normalizing our operations, we have a limited operating history as a financial holding company, particularly under our current structure and organization, and may experience difficulties in managing a larger and more diverse business. Accordingly, our continued success cannot be assured.

We may not succeed in implementing our current strategy to take advantage of our integrated financial holding company structure.

Our success under a financial holding company structure depends on our ability to take advantage of our large existing base of retail and corporate banking customers and to implement a strategy of developing and cross-selling diverse financial products and services to them. As part of this strategy, we are developing an integrated customer relationship management database shared by all of our subsidiaries and are upgrading and integrating our subsidiaries’ risk management operations and information technology systems, including their accounting and management information systems. We also plan to continue to diversify our product offerings by, among other things, marketing insurance products and expanding our investment banking and investment trust operations. The continued implementation of these plans may require additional investments of capital, infrastructure, human resources and management attention. This strategy entails significant risks, including the possibility that:

•	we may fail to successfully integrate our diverse systems and operations;

•	we may lack required capital resources;

•	we may fail to attract, develop and retain personnel with necessary expertise;

•	we may face competition from other financial holding companies and more specialized financial institutions in particular segments; and

•	we may fail to leverage our financial holding company structure to realize operational efficiencies and to cross-sell multiple products and services.

If our strategy does not succeed, we may incur losses on our investments and our results of operations and financial condition may suffer.

We may fail to realize the anticipated benefits relating to our reorganization and integration plan and any future acquisitions that we make.

Our success under a financial holding company structure depends on our ability to implement our reorganization and integration plan and to realize the anticipated synergies, growth opportunities and cost savings from coordinating and, in certain cases, combining the businesses of our various subsidiaries. As part of this plan, between December 2001 and February 2002 we merged the commercial banking business of Peace Bank of Korea into Woori Bank, converted Peace Bank of Korea into a credit card subsidiary, Woori Credit Card, and transferred the credit card business of Woori Bank to Woori Credit Card. We also transferred the credit card business of Kwangju Bank to Woori Credit Card in March 2003. In addition, we merged Woori Investment Bank with Woori Bank in August 2003, in light of the failure by Woori Investment Bank to meet the financial targets under its memorandum of understanding with the KDIC. In March 2004, in response to the liquidity problems of Woori Credit Card stemming from the deteriorating asset quality of its credit card portfolio, we merged Woori Credit Card with Woori Bank. Although we currently intend for our commercial banking subsidiaries to continue to operate as separate legal entities within our financial holding company structure and to maintain separate loan origination and other functions, we are in the process of integrating their risk management operations, as well as their diverse information technology systems (including their accounting and management information systems) and business cultures. As part of our business plan, we have also entered into bancassurance marketing arrangements and may enter into joint venture or acquisition transactions in the future. See “Item 4B. Business Overview—Other Businesses—Bancassurance.” For example, we have been selected as one of the two preferred bidders in an auction for the 21.2% controlling voting interest in LG Investment & Securities, a leading domestic securities firm, which is currently held by LG Card, and intend to participate in the bidding for an interest in either Korea Investment & Securities or Daehan Investment & Securities, which were acquired and recapitalized by the KDIC on behalf of the Korean government due to the financial difficulties they were experiencing and are being auctioned by the KDIC. See “Item 4B. Business Overview—Capital Markets Activities—Securities Brokerage” and “—Asset Management—Investment Trust Management.”

Although we are in the process of integrating certain aspects of our subsidiaries’ operations in our financial holding company structure, they will generally continue to operate as independent entities with separate management and staff. As a result, our ability to direct their day-to-day operations has been and will continue to be limited. Further integration of our subsidiaries’ separate businesses and operations, as well as those of any companies we may acquire in the future, could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The continued implementation of our reorganization and integration plan, as well as any future additional integration plans that we may adopt in connection with our acquisitions or otherwise, and the realization of the anticipated benefits of our financial holding company structure may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

•	difficulties in integrating the diverse activities and operations of our subsidiaries or any companies we may acquire, including risk management operations and information technology systems, personnel, policies and procedures;

•	difficulties in reorganizing or reducing overlapping personnel, branches, networks and administrative functions;

•	restrictions under Korean financial holding company and other regulations on transactions between our company and, or among, our subsidiaries;

•	unexpected business disruptions;

•	loss of customers; and

•	labor unrest.

Accordingly, we may not be able to realize the anticipated benefits of our current or any future reorganization and integration plan and any future acquisitions that we make, and our business, results of operations and financial condition may suffer as a result.

We may not generate sufficient additional fees to achieve our revenue diversification strategy.

An important element of our overall strategy is increasing our fee income in order to diversify our revenue base, in anticipation of greater competition and declining lending margins. Historically, our primary source of revenues has been net interest income from our banking operations. To date, except for credit card, trust management and currency transfer fees (including foreign exchange-related commissions), we have not generated substantial fee income. We intend to develop new sources of fee income as part of our business strategy, including through our investment banking and asset management businesses and our bancassurance marketing arrangements. Although we, like many other Korean financial institutions, have begun to charge fees to our customers more regularly, customers may prove unwilling to pay additional fees, even in exchange for more attractive value-added services, and their reluctance to do so would adversely affect the implementation of this aspect of our strategy.

We depend on limited forms of funding to fund our operations at the holding company level.

We are a financial holding company with no significant assets other than the shares of our subsidiaries. Our primary sources of funding and liquidity are dividends from our subsidiaries, sales of our interests in our subsidiaries, direct borrowings and issuances of equity or debt securities at the holding company level. In addition, as a financial holding company, we are required to meet certain minimum financial ratios under Korean law, including with respect to liquidity, leverage and capital adequacy. Our ability to meet our obligations to our direct creditors and employees and our other liquidity needs and regulatory requirements at the holding company level depends on timely and adequate distributions from our subsidiaries, the successful completion of those sales and our ability to sell our securities or obtain credit from our lenders.

In the case of dividend distributions, this depends on the financial condition and operating results of our subsidiaries. In the future, our subsidiaries may enter into agreements, such as credit agreements with lenders or indentures relating to high-yield or subordinated debt instruments, that impose restrictions on their ability to make distributions to us, and the terms of future obligations and the operation of Korean law could prevent our subsidiaries from making sufficient distributions to us to allow us to make payments on our outstanding obligations. See “—As a holding company, we depend on receiving dividends from our subsidiaries to pay dividends on our common stock.” Any delay in receipt of or shortfall in payments to us from our subsidiaries could result in our inability to meet our liquidity needs and regulatory requirements, including minimum liquidity, double leverage and capital adequacy ratios, may disrupt our operations at the holding company level.

In addition, other creditors of our subsidiaries will generally have claims that are prior to any claims of our creditors with respect to their assets. Furthermore, unsuccessful completion of any sales of our interests in our subsidiaries or our inability to sell our securities or obtain funds from our lenders on favorable terms, or at all, could also result in our inability to meet our liquidity needs and regulatory requirements and may disrupt our operations at the holding company level.

As a holding company, we depend on receiving dividends from our subsidiaries to pay dividends on our common stock.

Since our principal assets at the holding company level are the shares of our subsidiaries, our ability to pay dividends on our common stock largely depends on dividend payments from those subsidiaries. Those dividend payments are subject to the Korean Commercial Code, the Bank Act and to regulatory limitations, generally based on capital levels and retained earnings, imposed by the various regulatory agencies with authority over those entities. The ability of our banking subsidiaries to pay dividends is subject to regulatory restrictions to the extent that paying dividends would impair each of their nonconsolidated profitability, financial condition or other cash flow needs. For example:

•	under the Korean Commercial Code, dividends may only be paid out of distributable income, an amount which is calculated by subtracting the aggregate amount of a company’s paid-in capital and certain mandatory legal reserves from its net assets, in each case as of the end of the prior semi-annual period;

•	under the Bank Act, a bank also must credit at least 10% of its net profit to a legal reserve each time it pays dividends on distributable income until that reserve equals the amount of its total paid-in capital; and

•	under the Bank Act and the requirements of the Financial Supervisory Commission, if a bank fails to meet its required capital adequacy ratio or otherwise subject to the management improvement measures imposed by the Financial Supervisory Commission, then the Financial Supervisory Commission may restrict the declaration and payment of dividends by that bank.

Our subsidiaries may not continue to meet the applicable legal and regulatory requirements for the payment of dividends in the future. If they fail to do so, they may stop paying or reduce the amount of the dividends they pay to us, which would have an adverse effect on our ability to pay dividends on our common stock.

In addition, we and our subsidiaries may not be able to pay dividends to the extent that such payments would result in a failure to meet any of the applicable financial targets under our respective memoranda of understanding with the KDIC. See “—Other risks relating to our business—Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial harm to us or our subsidiaries.”

Risks relating to competition

Competition in the Korean financial industry is intense, and we may lose market share and experience declining margins as a result.

Competition in the Korean financial market has been and is likely to remain intense. Some of the financial institutions that we compete with are significantly larger in terms of asset size and customer base and have greater financial resources or more specialized capabilities than our subsidiaries. In addition, in the area of our core banking operations, most Korean banks have been targeting retail customers and small- and medium-sized enterprises as they scale back their exposure to large corporate borrowers, contributing to some extent to the asset quality deterioration in consumer and small- and medium-sized enterprise loans, and have been focusing on developing fee income businesses, including bancassurance, as increasingly important sources of revenue. In the area of credit cards, Korean banks and credit card companies have engaged in aggressive marketing activities and made significant investments in recent years, contributing to some extent to the asset quality problems currently existing with respect to credit card receivables. The competition and market saturation resulting from this common focus may make it more difficult for us to secure retail and small- and medium-sized customers with the credit quality and on credit terms necessary to maintain or increase our income and profitability.

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the recent acquisition of Koram Bank by an affiliate of Citibank. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

Other risks relating to our business

Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial harm to us or our subsidiaries.

Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet financial and business targets and recapitalization goals on a semi-annual and/or quarterly basis until the end of 2004. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” We and our subsidiaries, except for Woori Investment Bank (which was merged with Woori Bank in August 2003), had been in substantial compliance to date under our respective memoranda of understanding with the KDIC. However, as a result of rising credit card delinquency levels in Korea, Woori Credit Card failed to meet certain financial targets as of June 30, September 30 and December 31, 2003. As a result of these failures, the KDIC imposed penalties on Woori Credit Card, including the termination of certain members of its senior management and the reduction of the compensation of certain others. We merged Woori Credit Card with Woori Bank in March 2004. Kwangju Bank and Kyongnam Bank also failed to meet their respective return on assets target as of December 31, 2003, although they met such target as of March 31, 2004. We are currently in negotiations with the KDIC to adjust some of the financial targets applicable to us and our subsidiaries under our memoranda of understanding.

If we or our subsidiaries fail to satisfy our obligations under the current or any new memoranda of understanding in the future, the Korean government, through the KDIC, may once again impose penalties on us or our subsidiaries. These penalties could include the replacement of our senior management, sale of our assets, restructuring of our organization, restrictions on our business, including a suspension or transfer of our business, and elimination or reduction of existing equity. Accordingly, our failure to meet the obligations in the memorandum of understanding may result in harm to our business, financial condition and results of operations.

We sold assets with repurchase obligations held by us to the Korea Asset Management Corporation and provided substantial amounts of assets as collateral in connection with our secured borrowings, and could be required to make payments and realize losses in the future relating to those assets.

In the past, we have sold significant amounts of non-performing assets to the Korea Asset Management Corporation, which we refer to as KAMCO. Some of those assets were sold with repurchase obligations by us, which means that if specified events occur, KAMCO may require us to repurchase such assets at the original sale price, plus accrued interest. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Sales of Non-Performing Loans—Korea Asset Management Corporation.” As of December 31, 2003, the aggregate amount of assets we sold to KAMCO that remained subject to such repurchase obligations based on the sales price of those assets to KAMCO was (Won)358 billion. As of that date, we had established allowances of (Won)135 billion in respect of possible losses on those assets. If we are required to repurchase those assets and are unable to make sufficient recoveries on them, we may realize further losses on those assets to the extent such recovery shortfalls exceed our allowances.

We have also provided a significant amount of our assets as collateral for our secured borrowings in recent years. These secured borrowings often take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our balance sheet. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. As of December 31, 2003, the aggregate amount of assets we had provided as collateral for our secured borrowings was (Won)2,225 billion. As of that date, we had established allowances of (Won)232 billion in respect of possible losses on those assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets to the extent those payments or recovery shortfalls exceed our allowances.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

Interest rates in Korea have fluctuated significantly in recent years. In 2000 and 2001, interest rates declined to historically low levels as the government sought to stimulate economic growth through active rate-lowering measures. Interest rates stabilized at these low levels in 2002 and 2003. Approximately half of the debt securities our banking subsidiaries hold pay interest at a fixed rate. All else being equal, an increase in interest rates would lead to a decline in the value of traded debt securities. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

Our banking subsidiaries meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2003, approximately 88.7% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In particular, we believe that the recent increase in these short-term deposits is attributable in large part to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of the current low interest rate environment and volatile stock market conditions. Accordingly, a substantial number of these short-term deposit customers may withdraw their funds or fail to roll over their deposits if higher-yield investment opportunities emerge. In that event, our liquidity position could be adversely affected. Our banking subsidiaries may also be required to seek more expensive sources of short-term and long-term funding to finance our operations.

Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize and integrate our operations.

Most financial institutions in Korea, including our subsidiaries, have experienced periods of labor unrest. As part of our reorganization and integration plan, we have transferred or merged some of the businesses operations of our subsidiaries into one or more entities and implemented other forms of corporate and operational restructuring. We may decide to implement other organizational or operational changes, as well as acquisitions or dispositions, in the future. Such efforts have in the past been met with significant opposition from labor unions in Korea. For example, in July 2000, the Korea Financial Industry Union, which represented the employees of 30 financial institutions, urged its members to participate in a strike to express their opposition to the increase in bank mergers and the promulgation of the Financial Holding Company Act. This strike was motivated by a fear that these mergers and the Financial Holding Company Act would lead to large-scale layoffs of financial institution employees. In addition, in June 2003, members of Chohung Bank’s labor union went on strike to express their opposition to the proposed sale by the KDIC of its interest in that bank to Shinhan Financial Group. Although we did not experience any major labor disputes in connection with the merger of Woori Credit Card with Woori Bank, actual or threatened labor disputes may in the future disrupt the reorganization and integration process and our business operations, which in turn may hurt our financial condition and results of operations.

The secondary market for corporate bonds in Korea is not fully developed, and, as a result, we may not be able to realize the full “marked-to-market” value of debt securities we hold when we sell any of those securities.

As of December 31, 2003, our banking subsidiaries held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the KDIC, the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) with a total book value of (Won)6,732 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates, which may be significant in light of the current low interest environment, or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that banking subsidiaries could realize in the event we elect to sell these securities. As a result, our banking subsidiaries may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We and our commercial banking subsidiaries may be required to raise additional capital to maintain our capital adequacy ratios or for other reasons, which we or they may not be able to do on favorable terms or at all.

Pursuant to the capital adequacy requirements of the Financial Supervisory Commission, we are required to maintain a minimum requisite capital ratio, which is the ratio of net total equity capital as a percentage of requisite capital, of 100% on a consolidated Korean GAAP basis. See “Item 4. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.” In addition, each of our commercial banking subsidiaries is required to maintain a minimum combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. In both cases, Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. In addition, the memoranda of understanding among us, our subsidiaries and the KDIC require us and our subsidiaries to meet specified capital adequacy ratio requirements. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As of December 31, 2003, our capital ratio and the capital adequacy ratios of our subsidiaries (except for Woori Credit Card) exceeded the minimum levels required by both the Financial Supervisory Commission and these memoranda. However, our capital base and capital adequacy ratio or those of our subsidiaries may deteriorate in the future if our or their results of operations or financial condition deteriorates for any reason, or if we or they are not able to deploy their funding into suitably low-risk assets. To the extent that our subsidiaries fail to maintain their capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on them ranging from a warning to suspension or revocation of their licenses.

If our capital adequacy ratio or those of our subsidiaries deteriorate, we or they may be required to obtain additional Tier I or Tier II capital in order to remain in compliance with the applicable capital adequacy requirements. As the financial holding company for our subsidiaries, we may be required to raise additional capital to contribute to our subsidiaries. We or our subsidiaries may not be able to obtain additional capital on favorable terms, or at all. The ability of our company and our subsidiaries to obtain additional capital at any time may be constrained to the extent that banks or other financial institutions in Korea or from other Asian countries are seeking to raise capital at the same time. Depending on whether we or our subsidiaries are obtaining any necessary additional capital, and the terms and amount of any additional capital obtained, holders of our common stock or ADSs may experience a dilution of their interest, or we may experience a dilution of our interest in our subsidiaries.

Under the new Basel Capital Accord, which is scheduled to take effect after December 2006, credit exposures to small- and medium-sized enterprises with no external ratings will be allocated a risk weighting of 150%, instead of the current 100%. This would increase our banking subsidiaries’ capital requirements for small- and medium-sized enterprise lending unless they are able to obtain approval for their internal rating models from the Financial Supervisory Service. Although we expect our banking subsidiaries to continue their efforts to improve the accuracy of their internal rating models, they may not be able to obtain the Financial Supervisory Service’s approval with respect to such models. If such approval is not obtained, our banking subsidiaries may have to increase their capital to support their small- and medium-sized enterprise lending.

Our Internet banking services are subject to security concerns relating to the commercial use of the Internet.

We provide Internet banking services to our retail and corporate customers, which require sensitive customer information, including passwords and account information, to be transferred over a secure connection on the Internet. However, connections on the Internet, although secure, are not free from security breaches. We may experience security breaches in connection with our Internet banking service in the future, which may result in liability to our customers and third parties and materially and adversely affect our business.

We may experience disruptions, delays and other difficulties from our information technology systems.

We rely on our information technology systems for our daily operations including billing, effecting online and offline banking transactions and record keeping. We may experience disruptions, delays or other difficulties from our information technology systems, which may have an adverse effect on our business and adversely impact our customers’ confidence in us.

We do not publish interim financial information on a U.S. GAAP basis.

Neither we nor our subsidiaries publish interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of loan loss allowances and provisions. See “Item 5B. Liquidity and Capital Resources—Selected Financial Information under Korean GAAP” and “—Reconciliation with Korean GAAP.” As a result, our allowance and provision levels, as well as certain other balance sheet and income statement items, reflected in our interim financial statements under Korean GAAP may differ substantially from those required to be reflected under U.S. GAAP.

We are generally subject to Korean corporate governance and disclosure standards, which differ in significant respects from those in other countries.

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which differ in many respects from standards applicable in other countries, including the United States. As a reporting company registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, we are, and in the future will be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002. However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the New York Stock Exchange. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in less than satisfactory corporate governance practices or disclosure to investors in certain countries.

Risks relating to government control

The KDIC, which is our controlling shareholder, is controlled by the Korean government and could cause us to take actions or pursue policy objectives that may be against your interests.

The Korean government, through the KDIC, currently owns 85.9% of our outstanding common stock. So long as the Korean government remains our controlling stockholder, it will have the ability to cause us to take actions or pursue policy objectives that may conflict with the interests of our other stockholders. For example, in order to further its public policy goals, the Korean government could request that we participate with respect to a takeover of a troubled financial institution or encourage us to provide financial support to particular entities or sectors. Such actions or others that are not consistent with maximizing our profits or the value of our common stock may have an adverse impact on our results of operations and financial condition and may cause the price of our common stock and ADSs to decline.

In addition, pursuant to the terms of our memorandum of understanding with the KDIC, we are required to take any necessary actions (including share buybacks and payment of dividends) to return to the KDIC the funds it injected into us and our subsidiaries, so long as those actions do not cause a material adverse effect on the normalization of our business operations as contemplated by the memorandum of understanding. Any actions that we take as a result of this requirement may favor the KDIC over our other stockholders and may therefore be against your interests.

Risks relating to government regulation

Government regulation of consumer lending, particularly mortgage and home equity lending, has recently become more stringent, which may hurt our consumer banking operations.

In light of concerns regarding the potential risks of excessive consumer lending, particularly mortgage and home equity lending, the Korean government has in recent years adopted more stringent regulations with respect to consumer lending by Korean banks. The Financial Supervisory Commission increased the minimum loan loss reserve requirements applicable to consumer loans with effect from May 2002. In addition, in an effort to curtail the growth in property speculation caused by increased levels of mortgage and home equity lending, the Financial Supervisory Commission and Financial Supervisory Service adopted measures during 2002 that reduced our ability to provide certain higher-risk mortgage and home equity loans and applied new, more stringent guidelines applicable to mortgage and home equity lending by Korean banks.

More recently, in October 2003, the Korean government advised Korean banks to limit their loans to a maximum of 40% of the value of the underlying real estate collateral, in the case of mortgage and home equity lending in areas where the average real estate price had increased substantially. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Recent Regulations Relating to Retail Household Loans.” In addition, the Korean government announced the implementation of measures to stabilize the real estate market in October 2003, which include:

•	building more residential apartments and houses;

•	enforcing more stringent supervision of property speculation; and

•	increasing the tax burden of those taxpayers who own real estate in excess of prescribed amounts.

The Korean government has also expressed a continuing commitment to stabilize the real estate market and willingness to implement additional measures, as necessary.

These regulations and measures, as well as any similar regulations that the Korean government may adopt in the future, may have the effect of constraining the growth and profitability of our consumer banking operations, especially in the area of mortgage and home equity lending. Furthermore, these regulations and measures may result in substantial future declines in real estate prices in Korea, which will reduce the value of the collateral securing our mortgage and home equity lending. See “—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

Government regulation of the credit card business has increased significantly in recent years, which may hurt our credit card operations.

Due to the rapid growth of the credit card market and rising consumer debt levels in Korea in recent years, the Korean government has heightened its regulatory oversight of the credit card industry. In May 2002, the Korean Ministry of Finance and Economy and Financial Supervisory Commission announced that they would encourage credit card issuers to lower their fee rate on cash advances. As a result, cash advance fee rates fell to historically low levels during 2002, although they rebounded in 2003.

In addition, from mid-2002 through early 2003, the Ministry of Finance and Economy and the Financial Supervisory Commission enacted a variety of amendments to existing laws and regulations governing the credit card industry. Among other things, these amendments increased minimum required provisioning levels applicable to credit card receivables, required the reduction in lending volumes for certain types of lending, increased reserve requirements and minimum capital ratios and allowed the imposition of new sanctions against credit card companies that failed to meet applicable requirements. The Financial Supervisory Commission and the Financial Supervisory Service also enacted a number of changes to the rules governing the evaluation and reporting of credit card balances, as well as procedures governing which persons may receive credit cards. For more details relating to these regulations, see “Item 4B. Business Overview—Supervision and Regulation—Credit Card Business.”

The government has also increased its enforcement activities with respect to the credit card industry in recent years. In March 2002, the Financial Supervisory Commission imposed sanctions, ranging from warnings and administrative fines to partial business suspensions, on substantially all Korean credit card issuers in respect of unlawful or unfair practices discovered in the course of its industry-wide inspection. In April 2002, the Korean Fair Trade Commission imposed administrative fines on four credit card companies for collusive and anti-competitive practices in fixing credit card interest and fee levels in 1998 and 1999. Woori Credit Card was not subject to any such sanctions. In July and August 2003, the Financial Supervisory Commission conducted an inspection of several credit card issuers, including Woori Credit Card, and ordered them to cease the practice of replacing delinquent credit card balances with substituted cash advances.

In light of the deteriorating liquidity position of a number of credit card companies in Korea, in March, September and October 2003 the Korean government announced measures intended to support the credit card industry. These include the relaxation or delay in the implementation of some of the new regulatory restrictions applicable to credit card companies, such as restrictions on cash advance fee rates and on the level of cash advance and card loan receivables as a percentage of total receivables. We believe, however, that these relief measures are likely to be temporary, and that the overall effect of the Korean government’s recent regulatory initiatives has been, and will continue to be, to constrain the growth and profitability of our credit card operations. Since October 2003, the Financial Supervisory Commission announced that it would:

•	revise the calculation formula for capital adequacy ratios for each credit card company in a manner that would increase the proportion of “managed” assets composing risk-weighted assets;

•	change its standards for reporting credit card delinquency ratios to require the inclusion of restructured loans and substituted cash advances in the calculation of such ratios; and

•	assign to each credit card company a target delinquency ratio that it is required to satisfy on a semi-annual basis until the end of 2006 and require each credit card company to enter into a memorandum of understanding with the Financial Supervisory Commission by the end of November 2003 with respect to each credit card company’s action plan to meet its assigned target delinquency ratio.

Currently, the Financial Supervisory Commission has not implemented any of these announced changes. If the announced changes are adopted, the delinquency ratio reported by credit card companies will increase significantly, which may heighten public concern regarding their financial health and thereby exacerbate their liquidity problems. The Korean government may also adopt further regulatory changes in the future that affect the credit card industry, which in turn may adversely affect our credit card operations.

The Korean government promotes lending and financial support by the Korean financial industry to certain types of borrowers as a matter of policy, which financial institutions, including us, may decide to follow.

Through its policy guidelines and recommendations, the Korean government has promoted and, as a matter of policy, may continue to attempt to promote lending by the Korean financial industry to particular types of borrowers. For example, the Korean government has in the past announced policy guidelines requesting financial institutions to participate in remedial programs for troubled corporate borrowers, as well as policies identifying sectors of the economy it wishes to promote and making low interest funding available to financial institutions that lend to these sectors. The government has in this manner encouraged low-income mortgage lending and lending to small- and medium-sized enterprises and technology companies. We expect that all loans or credits made pursuant to these government policies will be reviewed in accordance with our credit approval procedures. However, these or any future government policies may influence us to lend to certain sectors or in a manner in which we otherwise would not in the absence of that policy.

In the past, the Korean government has also issued policy recommendations encouraging financial institutions in Korea to provide financial support to particular sectors as a matter of policy. For example, in light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. These measures included, among other things:

•	requesting credit card companies to effect capital increases in the aggregate amount of (Won)4.6 trillion, as part of their self-rescue efforts;

•	requesting banks and other financial institutions to agree to extend the maturity of all debt securities of credit card companies that they hold through June 2003;

•	requesting investment trust management companies to agree to extend the maturity of 50% of the aggregate amount of the debt securities of credit card companies held by the investment trusts they manage that are scheduled to mature by June 2003; and

•	with respect to the remaining 50% of such credit card company debt securities, requesting banks and other financial institutions to contribute an aggregate amount of (Won)5.6 trillion to mutual funds to enable them to purchase such debt securities from investment trusts.

Of the (Won)5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by investment trusts, the portion allocated for Woori Bank, Kyongnam Bank and Kwangju Bank to purchase was approximately (Won)540 billion. In accordance with a schedule agreed upon by us and other Korean financial institutions, we were reimbursed for the full amount of our contribution by the end of July 2003.

The Korean government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may decide to accept. We may incur costs or losses as a result of providing such financial support.

The Financial Supervisory Commission may impose burdensome measures on us if it deems us or one of our subsidiaries to be financially unsound.

If the Financial Supervisory Commission deems our financial condition or the financial condition of our subsidiaries to be unsound, or if we or our subsidiaries fail to meet applicable regulatory standards, such as minimum capital adequacy and liquidity ratios, the Financial Supervisory Commission may order, among other things:

•	capital increases or reductions;

•	stock cancellations or consolidations;

•	transfers of business;

•	sales of assets;

•	closures of branch offices;

•	mergers with other financial institutions; and

•	suspensions of a part or all of our business operations.

If any of these measures are imposed on us by the Financial Supervisory Commission, they could hurt our business, results of operations and financial condition. In addition, if the Financial Supervisory Commission orders us to partially or completely reduce our capital, you may lose part or all of your investment.

Ongoing significant reforms and changes to the regulatory framework for the Korean financial industry could adversely affect our results of operations.

The legal and regulatory framework for the Korean financial industry is undergoing significant reforms and changes. For example, in the past the Korean government regulated, among other things, lending rates and deposit rates for banks. Regulations also dictated the extent of competition by restricting new entrants and the growth of existing financial institutions, including the opening of new branches. Ongoing regulatory reforms have removed all controls on lending rates and deposit rates (except for the prohibition on interest payments on current account deposits) and have relaxed barriers to entry, including by foreign financial institutions, leading to increased competition. At the same time, the Korean government has revised its regulations in recent years to impose stricter regulatory standards and oversight on Korean financial institutions, as part of its efforts to modernize the industry and to address specific social and economic issues. Most recently, the Korean government has revised the regulations relating to credit cards and household lending as part of its effort to control the potential risks of excessive consumer lending. Continuing regulatory changes in the financial industry will require us to modify our business operations and may adversely affect our results of operations.

Risks relating to Korea

Unfavorable financial and economic developments in Korea may have an adverse effect on us.

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. Beginning in late 1997, Korea experienced a significant financial and economic downturn that resulted in, among other things, an increase in the number and size of companies filing for corporate reorganization and protection from their creditors. As a result of these corporate failures, financial institutions in Korea, including our subsidiaries, experienced a sharp increase in non-performing loans and a deterioration in their capital adequacy ratios.

Although the Korean economy began to experience a recovery in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2001, 2002 and 2003 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq and its aftermath, higher oil prices and the continued weakness of the economy in parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols, or their suppliers, and their potential adverse impact on Korea’s financial sector, including as a result of recent investigations relating to unlawful political contributions by chaebols;

•	failure of restructuring of large troubled companies, including LG Card and other troubled credit card companies and financial institutions;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers;

•	volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including depreciation of the U.S. dollar or Japanese yen), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries such as the United States, China and Japan to which Korea exports, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, lead to an increased government budget deficit;

•	political uncertainty or increasing strife among or within political parties in Korea, including as a result of the increasing polarization of the positions of the ruling progressive party and the conservative opposition; and

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

Tensions with North Korea could have an adverse effect on us and the price of our common stock and ADSs.

Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six party talks resumed in China. Any further increase in tensions, resulting for example from a break-down in contacts or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the price of our common stock and ADSs.

Labor unrest in Korea may adversely affect our operations.

The economic downturn in Korea in 1997 and 1998 and the increase in the number of corporate reorganizations and bankruptcies thereafter caused layoffs and increasing unemployment in Korea, and a similar economic downturn in the future could lead to further layoffs. These factors could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. During 1998 and 1999, there were large-scale protests and labor strikes in Korea. According to statistics from the Bank of Korea, the unemployment rate generally decreased from 4.1% in 2000 to 3.1% in 2002, but increased to 3.4% in 2003 and 3.8% in the first quarter of 2004. A continued increase in unemployment and continuing or future labor unrest could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial conditions of Korean companies in general, depressing the price of securities on the Korea Stock Exchange and the value of the Won relative to other currencies. These developments would likely have an adverse effect on our financial condition and results of operations.

Financial instability in other countries, particularly emerging market countries in Asia, could adversely impact our business and cause the price of the ADSs to go down.

The Korean market and the Korean economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia, including China. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has adversely affected the Korean economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in Korean financial markets. We cannot be certain that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again in Asia or in other markets in which we may invest, or that such events will not have an adverse effect on our business or the price of our common stock and ADSs.

Risks relating to our common stock and ADSs

The market price of our common stock and ADSs could be depressed by the ability of the KDIC to sell large blocks of our common stock.

The KDIC currently owns 673,458,609 shares, or 85.9%, of our outstanding common stock. In the future, the KDIC may choose to sell large blocks of our common stock publicly or privately to a strategic or financial investor, including for the purpose of recovering the public funds it injected into our subsidiaries to recapitalize them. Under the Financial Holding Company Act, the KDIC is required to dispose of all of its holdings of our common stock by March 2005.

According to the latest privatization plans announced by the KDIC in January 2004, the KDIC will seek to dispose of all of its holdings of our common stock by March 2005 through overseas offerings, sales to strategic investors, block sales and other available means, in a manner consistent with its mandate from the Public Fund Oversight Committee of the Korean government to maximize its returns and contribute to the development of the Korean financial industry in connection with such disposal. However, such plans are subject to change depending on market conditions and other factors. Accordingly, we do not know when, how or what percentage of our shares owned by the KDIC will be disposed of, or to whom such shares will be sold. As a result, we cannot predict the impact of such sales on us or our stock prices. Any future sales of our common stock or ADSs in the public market or otherwise by the KDIC, or the possibility that such sales may occur, could depress the prevailing market prices of our common stock and ADSs.

Ownership of our common stock is restricted under Korean law.

Under Korean law, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the outstanding shares of voting stock of a financial holding company such as us that controls nationwide banks, with the exception of certain stockholders that are non-financial business group companies, whose applicable limit is 4.0%. The Korean government and the KDIC are exempt from this limit, and investors may also exceed the 10.0% limit upon approval by the Financial Supervisory Commission. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.” To the extent that the total number of shares of our common stock (including those represented by ADSs) that a holder and its affiliates own together exceeds that limit, that holder will not be entitled to exercise the voting rights for the excess shares, and the Financial Supervisory Commission may order that holder to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to (Won)50 million and/or up to 0.03% of the book value of such shares per day until the date of disposal.

A holder of our ADSs will not be able to exercise dissent and appraisal rights unless it has withdrawn the underlying shares of our common stock and become our direct stockholder.

In some limited circumstances, including the transfer of the whole or any significant part of our business and the merger or consolidation of us with another company, dissenting stockholders have the right to require us to purchase their shares under Korean law. However, holders of our ADSs will not be able to exercise such dissent and appraisal rights if the depositary refuses to do so on their behalf. Our deposit agreement does not require the depositary to take any action in respect of exercising dissent and appraisal rights. In such a situation, holders of our ADSs must withdraw the underlying common stock from the ADS facility (and incur charges relating to that withdrawal) and become our direct stockholder prior to the record date of the stockholders’ meeting at which the relevant transaction is to be approved, in order to exercise dissent and appraisal rights.

A holder of our ADSs may be limited in its ability to deposit or withdraw common stock.

Under the terms of our deposit agreement, holders of common stock may deposit such stock with the depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the depositary and receive common stock. However, to the extent that a deposit of common stock exceeds any limit that we may specify from time to time, that common stock will not be accepted for deposit unless our consent with respect to such deposit has been obtained. We currently have not set any such limit; however, we have the right to do so at any time. Under the terms of the deposit agreement, no consent would be required if the shares of common stock were to be obtained through a dividend, free distribution, rights offering or reclassification of such stock. We have consented, under the terms of the deposit agreement, to any deposit unless the deposit would be prohibited by applicable laws or violate our articles of incorporation. If we choose to impose a limit on deposits in the future, however, we might not consent to the deposit of any additional common stock. In that circumstance, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the stock again to obtain ADSs. See “Item 10D. Exchange Controls—Restrictions Applicable to Shares.”

A holder of our ADSs will not have preemptive rights in some circumstances.

The Korean Commercial Code of 1962, as amended, and our articles of incorporation require us, with some exceptions, to offer stockholders the right to subscribe for new shares of our common stock in proportion to their existing shareholding ratio whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the depositary, after consultation with us, may make the rights available to holders of our ADSs or use commercially feasible efforts to dispose of the rights on behalf of such holders, in a riskless principal capacity, and make the net proceeds available to such holders. The depositary will make rights available to holders of our ADSs only if:

•	we have requested in a timely manner that those rights be made available to such holders;

•	the depositary has received the documents that are required to be delivered under the terms of the deposit agreement, which may include confirmation that a registration statement filed by us under the U.S. Securities Act of 1933, as amended, is in effect with respect to those shares or that the offering and sale of those shares is exempt from or is not subject to the registration requirements of the Securities Act; and

•	the depositary determines, after consulting with us, that the distribution of rights is lawful and commercially feasible.

Holders of our common stock located in the United States may not exercise any rights they receive absent registration or an exemption from the registration requirements under the Securities Act.

We are under no obligation to file any registration statement with the U.S. Securities and Exchange Commission or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, a holder of our ADSs may be unable to participate in our rights offerings and may experience dilution in its holdings. If a registration statement is required for a holder of our ADSs to exercise preemptive rights but is not filed by us or is not declared effective, the holder will not be able to exercise its preemptive rights for additional ADSs and it will suffer dilution of its equity interest in us. If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or feasible, it will allow the rights to lapse, in which case the holder will receive no value for these rights.

Dividend payments to a holder of our ADSs and the amount it may realize upon a sale of its ADSs will be affected by fluctuations in the exchange rate between the U.S. dollar and the Won.

Our common stock is listed on the Korea Stock Exchange and quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the ADSs will be paid to the depositary in Won and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the amounts a holder of our ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that it would receive upon sale in Korea of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common stock. The average Won/U.S. dollar exchange rate, as measured by the noon buying rate, was (Won)1,140.0 to $1.00 in 2000, (Won)1,293.4 to $1.00 in 2001, (Won)1,242.0 to $1.00 in 2002 and (Won)1,192.0 to $1.00 in 2003. The Won/U.S. dollar rate as of June 28, 2004 was (Won)1,153.0 to $1.00.

The market value of an investment in our ADSs may fluctuate due to the volatility of, and government intervention in, the Korean securities market.

Our common stock is listed on the Korea Stock Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the Korea Stock Exchange. The Korea Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the Korea Stock Exchange has prescribed a fixed range in which share prices are permitted to move on a daily basis. In the past decade, the Korea Composite Stock Price Index, known as the “KOSPI,” reached a peak of 1138.75 in 1994 and subsequently fell to a low of 280.00 in 1998. On April 17, 2000, the KOSPI experienced a 93.17 point drop, which represented the single largest decrease in the history of the KOSPI. On June 28, 2004, the KOSPI closed at 770.95. Like other securities markets, including those in developed countries, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

The Korean government has the potential ability to exert substantial influence over many aspects of the private sector business community, and in the past has exerted that influence from time to time. For example, the Korean government has induced mergers to reduce what it considers excess capacity in a particular industry and has also induced private companies to publicly offer their securities. Similar actions in the future could have the effect of depressing or boosting the Korean securities market, whether or not intended to do so. Accordingly, actions by the government, or the perception that such actions are taking place, may take place or has ceased, may cause sudden movements in the market prices of the securities of Korean companies in the future, which may affect the market price and liquidity of our common stock and ADSs.

If the Korean government deems that emergency circumstances are likely to occur, it may restrict holders of our ADSs and the depositary from converting and remitting dividends and other amounts in U.S. dollars.

If the Korean government deems that certain emergency circumstances, including, but not limited to, severe and sudden changes in domestic or overseas economic circumstances, extreme difficulty in stabilizing the balance of payments or implementing currency, exchange rate and other macroeconomic policies, have occurred or are likely to occur, it may impose certain restrictions provided for under the Foreign Exchange Transaction Law, including the suspension of payments or requiring prior approval from governmental authorities for any transaction. See “Item 10D. Exchange Controls.”

Other Risks

A holder of our ADSs may not be able to enforce a judgment of a foreign court against us.

We are a corporation with limited liability organized under the laws of Korea. Substantially all of our directors and officers and other persons named in this document reside in Korea, and all or a significant portion of the assets of our directors and officers and other persons named in this document and substantially all of our assets are located in Korea. As a result, it may not be possible for holders of our ADSs to effect service of process within the United States, or to enforce against them or us in the United States judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

Item 4. INFORMATION ON THE COMPANY

Item 4A. History and Development of the Company

Overview

Woori Finance Holdings was incorporated as Korea’s first financial holding company on March 27, 2001 and commenced commercial operations on April 2, 2001. We were established by the KDIC to consolidate the Korean government’s interests in:

•	four commercial banks (Hanvit Bank (since renamed Woori Bank), Kyongnam Bank, Kwangju Bank and Peace Bank of Korea (since renamed Woori Credit Card and merged with Woori Bank)),

•	one merchant bank (Hanaro Merchant Bank (since renamed Woori Investment Bank and merged with Woori Bank)), and

•	a number of other smaller financial institutions.

We were created pursuant to the Financial Holding Company Act, which was enacted in October 2000 and which, together with associated regulations and a related presidential decree, has enabled banks and other financial institutions, including insurance companies, investment trust companies, credit card companies and securities companies, to be organized and managed under the auspices of a single financial holding company.

History

History of the Korean Economy Since 1997

We have obtained the following information from publicly available sources, including information from the Korean government:

In 1997 and 1998, a number of developments described below adversely affected the Korean economy. Korean companies, including the conglomerates known as “chaebols” that dominate the Korean economy, banks and other financial institutions struggled financially, and a significant number of them failed. Factors that contributed to the financial difficulties included excessive investment by Korean companies and high levels of debt, including debt denominated in foreign currencies, incurred by Korean companies. The economic difficulties of certain Southeast Asian countries beginning in 1997 also contributed to Korea’s problems. During this period, the Republic experienced significant depreciation of the Won, increases in interest rates, volatile stock prices, as well as reductions in its foreign currency reserves and reduced liquidity in the economy. Reflecting these factors, in 1998, GDP contracted by 6.9% at constant market prices, the inflation rate rose to 7.5% from 4.4% in 1997 and the unemployment rate rose to 7.0% from 2.6% in 1997.

However, the Korean economy recovered after 1998 and achieved an increase in GDP of 9.5% in 1999 at constant market prices. In addition, the Republic recorded a trade surplus of US$23.9 billion in 1999 as the Republic’s economic recovery led to a 28.4% increase in imports and a 8.6% increase in exports. The Republic recorded GDP growth of 8.5% and a trade surplus of US$11.8 billion in 2000, GDP growth of 3.8% and a trade surplus of US$9.3 billion in 2001 and GDP growth of 7.0% and a trade surplus of US$10.3 billion in 2002. At the same time, inflation has been managed at relatively low levels of 0.8% in 1999, 2.3% in 2000, 4.1% in 2001 and 2.7% in 2002. Moreover, the unemployment rate has continued to decrease in each year since 1998, to 6.3% in 1999, 4.1% in 2000, 3.8% in 2001 and 3.1% in 2002. Based on preliminary data, the Republic’s GDP grew approximately 3.1% in 2003. The Republic recorded a trade surplus of US$15.0 billion in 2003. In 2003, the inflation rate was 3.6% and the unemployment rate was 3.4%.

The following table sets forth information regarding certain of the Republic’s key economic indicators for the periods indicated.

	As of or for the year ended December 31,
	1997		1998		1999		2000		2001		2002		2003
	(in billions of US$ and trillions of Won, except percentages)
GDP Growth (1)		4.7%		(6.9)%		9.5%		8.5%		3.8%		7.0%		3.1%
Inflation		4.4%		7.5%		0.8%		2.3%		4.1%		2.7%		3.6%
Unemployment (2)		2.6%		7.0%		6.3%		4.1%		3.8%		3.1%		3.4%
Trade Surplus		$(8.5)		$39.0		$23.9		$11.8		$9.3		$10.3		$15.0
Foreign Currency Reserves		$20.4		$52.0		$74.1		$96.2		$102.8		$121.4		$155.4
External Liabilities		$159.2		$148.7		$137.1		$131.7		$118.8		$131.0		N/A (3)
Fiscal Balance	(Won)	(7.0)	(Won)	(18.8)	(Won)	(13.1)	(Won)	6.5	(Won)	7.3	(Won)	22.7	(Won)	8.1

(1)	At constant market prices.
(2)	Average for the annual period indicated.
(3)	Not available.

Source:	Monthly Bulletin, March 2004; The Bank of Korea.

For additional information regarding the status of the Korean economy and Korean financial institutions, see “Item 5A. Operating Results—Overview—The Korean Economy” and “Business—The Korean Financial Industry.”

Financial Condition of Korean Companies. Beginning in early 1997, a significant number of Korean companies, including member companies of chaebol groups, experienced financial difficulties due to excessive investment in some industries, weak export prices and high levels of debt and foreign currency exposure. In addition, the widespread practice of cross guarantees among member companies of chaebols meant that the difficulties of financially weaker companies threatened the financially stronger companies as well. The reluctance and reduced ability of banks to renew or extend additional credit exacerbated these problems. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

The Korean government and the private sector have worked together to implement major reforms in the corporate sector. As part of the corporate sector response to the financial crisis, all forms of mergers and acquisitions, including hostile takeovers, were liberalized in May 1998. The government also required each of the 64 largest chaebol groups to agree upon capital structure improvement plans with its lead creditor banks in 1998. These plans specified annual debt to equity ratio targets for each chaebol, identified its core business area and established divestiture plans for companies outside its core business areas.

As a result, the average numbers of affiliates of chaebol groups decreased significantly since 1997 and the debt to equity ratio of listed companies, excluding financial institutions, improved significantly from 271.4% at the end of 1997 to 128.0% at the end of 2001. In addition, laws and regulations progressively limiting, and eventually eliminating, the provision of cross guarantees among chaebol affiliates were implemented.

Financial Condition of Korean Banks and Other Financial Institutions. The capital adequacy and liquidity of most Korean banks and other financial institutions have been adversely affected by the financial difficulties of corporate borrowers, high levels of short-term foreign currency borrowings from foreign financial institutions and the consideration of non-market oriented factors in making lending decisions.

The Korean government in late 1997 and 1998 ordered the closing of many of the worst affected financial institutions. In addition, the government became the controlling shareholder of four large commercial banks, Seoul Bank, Korea First Bank, Woori Bank and Chohung Bank, by recapitalizing them. In December 1999, the government sold a controlling interest in Korea First Bank to Newbridge Capital, and subsequently, the government extended an invitation to domestic and foreign financial institutions to bid for and acquire Seoul Bank. The government selected Hana Bank as the acquirer and the Hana Bank-Seoul Bank merger was consummated in December 2002. The newly merged entity formed the Republic’s third largest commercial bank in terms of total assets. In January 2003, Shinhan Financial Group Co., Ltd. was selected by the Public Fund Oversight Committee as the preferred bidder with respect to the sale of the Chohung Bank shares owned by the government. In July 2003, the government agreed to sell a controlling interest in Chohung Bank to Shinhan Financial Group and in August 2003, Shinhan Financial Group completed its acquisition of the Chohung Bank shares. In August 2003, Lone Star Funds, an investment firm based in the United States, agreed to buy a 51% stake in Korea Exchange Bank for approximately (Won)1.4 trillion. In October 2003, Lone Star Funds completed its (Won)1.07 trillion payment for new common shares of Korea Exchange Bank. Lone Star Funds paid an additional (Won)308.3 billion to acquire existing shares of Korea Exchange Bank held by each of Commerzbank, formerly Korea Exchange Bank’s largest shareholder, and the Export-Import Bank of Korea. In May 2004, an affiliate of Citibank completed a tender offer pursuant to which it purchased a majority interest in Koram Bank.

Furthermore, to enhance the competitiveness of the Republic’s financial institutions, the Korean government passed a law in October 2000 permitting the establishment of financial holding companies. See “—Establishment of Woori Finance Holdings—Formation of Financial Holding Company” below. Korean banks have also pursued mergers and acquisitions.

The Korean government estimates that, as of December 31, 2002, banks and non-bank financial institutions held non-performing assets (defined to include loans and other credits on which interest had not been paid for at least three months) totaling approximately (Won)31.8 trillion, compared to (Won)39.1 trillion as of December 31, 2001. By December 31, 2003, the Non-Performing Asset Management Fund managed by KAMCO had purchased approximately (Won)110.3 trillion in principal amount of non-performing assets from financial institutions for (Won)39.8 trillion. The fund uses cash and three- to five-year government-guaranteed notes to pay for its acquisitions.

In recent years, credit card usage and consumer debt have increased substantially in Korea. These increases have recently been accompanied by a significant increase in the rate of delinquencies. The average delinquency ratio among the Republic’s eight credit card companies rose to 14.1% as of December 31, 2003 from 5.8% as of December 31, 2001. These events have adversely affected credit card companies’ ability to raise funds. To stabilize the over-leveraged credit card industry, the Korean government has proposed an emergency package which would entail banks and other companies with credit card businesses making significant capital injections into their respective credit card affiliates.

Interest Rate Fluctuations. Due to adverse economic conditions, the depreciation of the Won and the Korean government’s reform policy, interest rates payable by Korean borrowers increased substantially, both domestically and internationally, in late 1997 and 1998. The average annual interest rate on three-year Won-denominated, non-guaranteed corporate bonds rose from 12.6% as of September 30, 1997 to 29.0% as of December 31, 1997. Since the fourth quarter of 1998, interest rates have fallen significantly, primarily driven by improved economic conditions and The Bank of Korea interest rate policy. The average interest rate on three-year Won-denominated, non-guaranteed corporate bonds fell to 6.5% as of December 23, 2003. Internationally, the spreads over United States treasury bonds on benchmark dollar-denominated bonds issued by the Republic and Korean financial institutions and companies have improved since the second half of 1998. If interest rates were to rise significantly in the future, the debt service costs of Korean borrowers and the possibility of defaults on debt repayments may increase.

Exchange Rate Fluctuations. Due to adverse economic conditions and reduced liquidity, the value of the Won relative to the U.S. dollar and other major foreign currencies declined substantially in 1997 but generally rose in 1998. Because of market pressure, in December 1997, the Korean government allowed the Won to float freely. The market average exchange rate as announced by the Seoul Money Brokerage Services Ltd. (formerly the Korea Financial Telecommunications and Clearings Institute) was (Won)1,415.2 to US$1.00 on December 31, 1997, compared to (Won)914.8 to US$1.00 on September 30, 1997. The Won’s sharp depreciation resulted from, among other things, significant demand for U.S. dollars and other major foreign currencies by Korean financial institutions and companies to repay their foreign currency debts, deteriorating foreign currency holdings of the Republic’s financial institutions, credit rating downgrades experienced by the Republic and Korean financial institutions and corporations, as well as other external factors, including currency turmoil in Southeast Asian countries.

Due to improved economic conditions and continued trade surpluses, the Won has generally appreciated against the U.S. dollar since the end of 1997, and as of June 28, 2004, the market average exchange rate was (Won)1,153.0 to US$1.00.

Won depreciation increases substantially the amount of Won revenue needed by Korean companies to repay foreign currency-denominated debt, increases the possibility of defaults and results in higher prices for imports, including key raw materials such as oil, sugar and flour. On the other hand, Won appreciation generally has an adverse effect on exports by Korean companies.

Stock Market Volatility. The Korea Composite Stock Price Index declined by over 56% from 647.1 on September 30, 1997 to 280.0 on June 16, 1998. The index recovered to 770.95 on June 28, 2004, which represented an increase of 175.3% since June 16, 1998. Significant sales of Korean securities by foreign investors and the repatriation of the sales proceeds could drive down the value of the Won, reduce the foreign currency reserves held by financial institutions in the Republic and hinder the ability of Korean companies to raise capital.

Reform Efforts. In response to the economic difficulties experienced in 1997, the Korean government implemented a range of measures to restore the confidence of financial market participants in Korea by strengthening the country’s economic fundamentals.

The Korean government focused its reform measures on restructuring the country’s financial sector.

To help address the country’s liquidity crisis and its generally difficult economic situation, the Korean government sought assistance from the International Monetary Fund, or IMF, in November 1997 and reached agreement with the IMF on an aid package in December 1997. The aid package called for the Republic to receive loans totaling US$58 billion from the IMF, the World Bank, the Asian Development Bank, or ADB, and the governments of certain countries, subject to compliance with several conditions. The loans helped to increase the Republic’s foreign currency reserves and support the Republic’s banking sector.

Korea had repaid all of the amounts borrowed from the IMF by August 2001, approximately three years ahead of schedule. As to the amounts borrowed from the World Bank and the ADB, US$4.8 billion and US$1.7 billion, respectively, were still outstanding as of December 31, 2003.

Since 1998, the Korean government has implemented comprehensive programs for economic reform and recovery aimed at rectifying the causes of the economic and financial difficulties experienced in 1997 and 1998, including:

•	Financial Support for Financial Institutions. To support troubled financial institutions, the National Assembly in December 1997 authorized guarantees of up to US$20 billion of external debt of Korean banks, and in January 1998, additional guarantees of up to US$7 billion of external debt of Korean commercial and merchant banks and up to US$8 billion of external debt of The Bank of Korea. The Korean government used the guarantees to help Korean financial institutions with their short-term foreign currency debt, in the form of loans guaranteed by the government used to replace short-term foreign currency obligations. The Korean financial institution obligors of the new loans paid fees to the government in return for the guarantees. All of the loans have since been repaid.

•	Legislation. In connection with restructuring the financial sector of the Republic, various measures have been adopted through legislation by the National Assembly. See “Item 4B. Business Overview—Supervision and Regulation.”

•	Restructuring and Recapitalizing the Financial Institutions Sector. Since December 1997, the Korean government has been restructuring and recapitalizing troubled financial institutions, including closing insolvent financial institutions and those failing to carry out rehabilitation plans within specified periods. See”—Establishment of Woori Finance Holdings,” “—Relationship with the Korean Government” and “Item 4B. Business Overview—Supervision and Regulation.”

Establishment of Woori Finance Holdings

In response to the financial and economic downturn beginning in late 1997, the Korean government announced and implemented a series of comprehensive policy packages to address structural weaknesses in the Korean economy and the financial sector. As part of these measures, on October 1, 1998, the KDIC purchased 95.0% of the outstanding shares of Hanvit Bank (which was at the time named the Commercial Bank of Korea) and 95.6% of the outstanding shares of Hanil Bank (which was subsequently merged into Hanvit Bank). These banks had suffered significant losses in 1997 and 1998. On a Korean GAAP basis, the Commercial Bank of Korea incurred losses of (Won)164 billion in 1997 and (Won)1,644 billion in the first ten months of 1998, while Hanil Bank incurred losses of (Won)281 billion in 1997 and (Won)1,717 billion in the first ten months of 1998. The Korean government took pre-emptive measures to ensure the survival of these and other banks as it believed that bank failures would have a substantial negative impact on the Korean economy. The KDIC acquired the Commercial Bank of Korea and Hanil Bank in particular because they were two of the largest nationwide banks and it was believed that their continued existence was accordingly important to help preserve the stability of Korea’s financial system.

Despite the measures implemented by the government, however, the predecessor operations of substantially all of our subsidiaries recorded significant losses in 1999 and 2000, primarily as a result of high levels of non-performing credits and loan loss provisioning. Based on subsequent audits conducted by the Financial Supervisory Service of a number of Korean commercial and merchant banks, the Financial Supervisory Commission announced in April 2000 that certain financial institutions had a high risk of insolvency and that substantial remedial measures were required.

Commercial Banking Operations. The Korean government, through the Financial Supervisory Commission, decided in December 2000 to write down the capital of each of Hanvit Bank (now Woori Bank), Kyongnam Bank, Kwangju Bank and Peace Bank of Korea (since renamed Woori Credit Card) to zero. It accomplished this by having the Financial Supervisory Commission issue a capital reduction order with respect to these banks pursuant to its regulatory authority. Under Korean law, the Financial Supervisory Commission has the power to order a distressed financial institution to effect a capital reduction by requiring it either to cancel the whole or a part of the shares held by certain shareholders with or without consideration or to effect a reverse stock-split with respect to the shares owned by certain shareholders. Although the precise requirements of any particular order will vary on a case by case basis, with respect to these banks, the capital reduction order required them to cancel their outstanding shares without providing consideration to shareholders.

After that order was issued by the Financial Supervisory Commission, it was ratified by the board of directors of each bank. Immediately following that ratification, each bank published a notice in two newspapers in Korea that informed shareholders who dissented as to the capital reduction that the relevant bank would be required to purchase their shares, so long as they made a request in writing no more than ten business days following the publication date. Each bank purchased the shares owned by dissenting shareholders within two months after receiving those requests, in each case at a price negotiated between the bank and its dissenting shareholders. With respect to each of the four banks, the bank and the dissenting shareholders were unable to agree on a purchase price. Accordingly, an accounting expert determined that price. Although the shareholders of each of Hanvit Bank, Kyongnam Bank and Kwangju Bank subsequently requested, pursuant to Korean law, that a court review and adjust the determined price, the court in each case declined to make any such adjustment.

The Korean government also decided to recapitalize these banks by injecting public funds through the KDIC in two parts. The first part of this recapitalization would comprise capital injections of approximately (Won)3.5 trillion, in return for new shares of the relevant banks, to eliminate their capital deficits, while the second part would comprise further capital contributions of approximately (Won)2.6 trillion, without consideration, to increase their capital adequacy ratios to more than 10%. Accordingly, trading of shares of these four commercial banks was suspended in December 2000, and the capital of each was written down to zero after each bank purchased outstanding shares from the then-existing dissenting minority shareholders. On December 22, 2000, the Korean government and the labor unions of the four commercial banks entered into an agreement under which the labor unions consented to a plan to include their respective banks as subsidiaries of a state-run financial holding company that would have full management rights to oversee the restructuring of those banks.

In December 2000, the KDIC made initial capital injections to Hanvit Bank ((Won)2,764 billion), Kyongnam Bank ((Won)259 billion), Kwangju Bank ((Won)170 billion) and Peace Bank of Korea ((Won)273 billion), in return for new shares of those banks. The KDIC also agreed to make additional capital contributions, not involving the issuance of new shares, in the future, which were made in September 2001 to Hanvit Bank ((Won)1,877 billion), Kyongnam Bank ((Won)94 billion), Kwangju Bank ((Won)273 billion) and Peace Bank of Korea ((Won)339 billion). These subsequent capital contributions were made pursuant to a memorandum of understanding entered into among the KDIC and the four commercial banks on December 30, 2000. The terms of the memorandum of understanding provided that the four banks would subscribe for bonds issued by the KDIC in an aggregate principal amount equal to the capital contribution amount agreed to by the KDIC, and that the KDIC would then pay the subscription price back to the banks as capital contributions. From the perspective of the KDIC, the issuance of the bonds avoided the need to raise additional cash in connection with the capital contributions. From the perspective of the banks, the KDIC bonds qualified as low-risk assets that helped increase their capital adequacy ratios. The KDIC bonds also paid interest at market rates and were liquid instruments that could be readily sold in the market by the banks for cash.

Merchant Banking Operations. On November 3, 2000, the KDIC established Hanaro Merchant Bank (which was renamed Woori Investment Bank) to restructure substantially all of the assets and liabilities of four failed merchant banks (Yeungnam Merchant Banking Corporation, Central Banking Corporation, Korea Merchant Banking Corporation and H&S Investment Bank) that were transferred to it.

Formation of Financial Holding Company. Partly as a response to perceived inefficiencies in the mechanism by which Korean financial institutions were managed and partly as a first step to divesting itself of its stake in these and other recapitalized financial institutions, the Korean government implemented a number of significant initiatives relating to the Korean financial industry. One of these initiatives, the Financial Holding Company Act, together with associated regulations and a related presidential decree, created a means by which banks and other financial institutions, including insurance companies, investment trust companies, credit card companies and securities companies, could be organized and managed under the auspices of a single financial holding company.

In January 2001, Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank agreed in principle to consolidate and become subsidiaries of a new financial holding company. In July 2001, each entity entered into a memorandum of understanding with us, and we entered into a separate memorandum of understanding with the KDIC. These memoranda of understanding along with those entered with between our subsidiaries and the KDIC, which are described in more detail below, established the basis for the relationships among us, our subsidiaries and the KDIC. These memoranda set forth, among other things, financial targets and restructuring objectives that we and our subsidiaries were expected to satisfy in order to create a fully integrated financial services provider and to enable the KDIC to recover the public funds used to recapitalize our subsidiaries. On March 27, 2001, the KDIC transferred all of its shares in each of Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank to our company in exchange for our newly issued shares. Accordingly, we became the sole owner of those subsidiaries. We subsequently listed our shares on the Korea Stock Exchange on June 24, 2002.

Pursuant to the terms of the Financial Holding Company Act, we are subject to certain limitations on our activities that would not be applicable to most other Korean corporations. For example, we:

•	may not engage in any business other than managing our subsidiaries;

•	must obtain prior approval from, or file a prior report with, the Financial Supervisory Commission before we can acquire control of another company;

•	must obtain permission from the Financial Supervisory Commission to liquidate or to merge with another company;

•	must inform the Financial Supervisory Commission if there is any change in our officers, directors or largest shareholder; and

•	must inform the Financial Supervisory Commission if we cease to control any of our direct or indirect subsidiaries by disposing of shares in those subsidiaries.

See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies.”

Relationship with the Korean Government

Our relationship with the Korean government is governed by a number of agreements, including in particular the agreements discussed below. In addition, the Korean government, through the KDIC, is our largest shareholder and accordingly has the ability to require us to take a number of actions beyond those specifically covered by these agreements. See “Item 3D. Risk Factors—Risks relating to governmental control and regulation.”

Labor-Government Agreement. Under the December 2000 agreement between our subsidiaries’ labor unions and the Korean government, we control the management strategies of our subsidiaries and have the ability to dispose of overlapping business lines. Pursuant to this agreement, any downsizing that may be required in connection with the reorganization of our subsidiaries’ operations should be implemented based on separate agreements concluded between us and our subsidiaries’ labor unions. In July 2002, we reached an agreement with the labor unions of Kyongnam Bank and Kwangju Bank pursuant to which we agreed to maintain the two banks as separate entities, while integrating their operations with Woori Bank in order to unify the operating standards (including risk management operations) and information technology systems of our commercial banking subsidiaries.

Memoranda of Understanding between Our Subsidiaries and the KDIC. In December 2000, in connection with the capital contributions made by the KDIC into each of Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank, these subsidiaries entered into separate memoranda of understanding with the KDIC that included business normalization plans. The plans were substantially identical with respect to each bank, other than with respect to specific financial targets, and primarily dealt with each subsidiary’s obligation to implement a two-year business normalization plan covering 2001 and 2002. To the extent that any subsidiary fails to implement its business normalization plan or to meet financial targets, the KDIC has the right to impose sanctions on that subsidiary’s directors or employees, or to require the subsidiary to take certain actions. In addition, each subsidiary is required to take all actions necessary to enable us to return to the KDIC any public funds injected into them, so long as that action does not cause a material adverse effect on the normalization of business operations as contemplated by the memorandum of understanding.

Each subsidiary prepared a two-year business normalization plan that was approved by the KDIC. Each plan included recapitalization goals and deadlines, econometric models, plans to dispose of non-performing loans, cost reduction initiatives, future management and business strategies and other restructuring plans. Each plan also set forth six financial targets for each quarter of 2001 and 2002 that the applicable subsidiary was required to meet.

In addition, the directors of each subsidiary executed a letter of undertaking, pursuant to which they assumed responsibility for the relevant subsidiary’s performance in executing these obligations.

Under each memorandum of understanding, the KDIC could exercise its discretion in determining whether to take punitive measures against any subsidiary that failed to fully implement restructuring measures or failed to meet any financial targets. The subsidiaries generally met their targets, other than Peace Bank of Korea, which failed to meet five of its six financial targets as of June 30, 2001. We decided to merge Peace Bank of Korea’s commercial banking business into Hanvit Bank and to transform Peace Bank of Korea into our credit card subsidiary, Woori Credit Card. See “—Reorganization and Integration Plan.” In March 2002, Woori Credit Card entered into a memorandum of understanding with the KDIC that included a business normalization plan. This replaced the earlier memorandum of understanding entered into by Peace Bank of Korea and the KDIC in December 2000. The business normalization plan was substantially similar to the business normalization plan agreed to by Peace Bank of Korea. In March 2004, we merged Woori Credit Card with Woori Bank.

Woori Investment Bank (formerly known as Hanaro Merchant Bank) also failed to meet three of its six financial targets as of December 31, 2002. In August 2003, we merged Woori Investment Bank with Woori Bank.

The subsidiaries (with the exception of Woori Investment Bank and Woori Credit Card) entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC on January 24, 2003. On May 28, 2003, Woori Credit Card entered into a similar business normalization plan with the KDIC. See “—Recent Developments with the KDIC.”

Memorandum of Understanding with the KDIC. In July 2001, we entered into a memorandum of understanding with the KDIC, which included financial targets and a business plan. Under this memorandum, we are required to take all actions necessary (including making dividend payments and share buybacks and cancellations) to return the public funds injected into us by the KDIC, but only to the extent that these actions would not cause a material adverse effect on the contemplated normalization of our operations. To the extent that we fail to perform our obligations, the KDIC is entitled to impose sanctions on our directors and employees, ranging from warnings and wage reductions to suspension or termination of employment. The KDIC can also order us to take remedial measures against each of Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank, with whom we entered into separate memoranda of understanding. See “—Memoranda of Understanding with Our Subsidiaries.”

In addition, our directors executed a letter of undertaking, pursuant to which they assumed responsibility for our performance of these obligations.

The business plan included in the memorandum of understanding, which we prepared and which the KDIC approved, set forth the basis on which we were to manage the normalization and integration of our subsidiaries’ operations and to return the public funds that were injected into them. The business plan also set financial targets for our capital ratio, return on total assets, expense-to-revenue ratio, operating income per employee, non-performing loan ratio and holding company expense ratio for 2001 and 2002. We were required to meet these financial targets on a semi-annual basis. The memorandum of understanding will terminate once the KDIC loses its status as our largest shareholder.

Pursuant to the terms of this memorandum of understanding, we entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC on January 24, 2003. See “—Recent Developments with the KDIC.”

Memoranda of Understanding with Our Subsidiaries. In July 2001, we entered into separate memoranda of understanding with each of Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank, each of which included financial targets and a business initiative plan. The plans are substantially identical with respect to each subsidiary, other than with respect to specific financial targets, and each plan is primarily intended to define the respective roles of us and each of our subsidiaries within the context of the financial group as a whole, including our rights and our obligations with respect to each subsidiary. These include each subsidiary’s obligations to implement its business initiative plan and to meet the financial targets set forth in the respective memorandum of understanding on a quarterly basis, and certain other matters that we may require from time to time. Each business initiative plan sets forth initiatives related to each subsidiary’s operational integration. For example, Hanvit Bank’s initial business initiative plan included:

•	cooperating with us to develop an integrated management and support system for us to oversee the operations of our subsidiaries;

•	disposing of redundant branches and certain subsidiaries;

•	adopting U.S. GAAP accounting; and

•	cooperating with us to consolidate our risk management operations and information technology systems, establish an information technology subsidiary, consolidate our credit card business, dispose of non-performing assets and establish our asset management subsidiary.

Subsequent business initiative plans have required Woori Bank to continue these activities and undertake new initiatives, such as establishing a fee structure for services provided by Woori Bank on behalf of Woori Credit Card.

Under the terms of each memorandum of understanding, our role within the group includes supervising the implementation of overall management policies and strategies, determining business targets for each subsidiary in order to meet our respective business targets, consulting with each subsidiary with respect to its business plans, budgets, dividend policies and capital increases, evaluating the management of each subsidiary and determining management compensation. The role of each subsidiary includes executing the business targets we set, consulting with us with respect to important management decisions, developing a restructuring execution plan and cooperating with respect to paying consulting fees incurred in connection with developing business strategies.

If we determine that a subsidiary has failed to perform its obligations under its memorandum of understanding, we have the right to impose sanctions on its directors or employees, or to take other remedial measures. Each memorandum of understanding also provides that it will terminate if the subsidiary loses its status as our subsidiary under the Financial Holding Company Act. The memorandum of understanding would not, however, terminate simply if the KDIC were to lose its status as our largest shareholder.

The specified financial targets for 2001 and 2002 that were to be met by Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank were identical to those imposed by the KDIC on those subsidiaries.

Recent Developments with the KDIC. On January 24, 2003, we and our subsidiaries (with the exception of Woori Investment Bank and Woori Credit Card) entered into a new two-year business normalization plan with the KDIC that included new restructuring measures and financial targets. On May 28, 2003, Woori Credit Card entered into a similar business normalization plan that included restructuring measures and financial targets. The other terms of the previously agreed memoranda of understanding remain unchanged.

The two-year business normalization plan sets forth the basis on which we should manage the normalization and integration of our subsidiaries’ operations as well as return the public funds that were injected into those subsidiaries. The business normalization plan sets forth six financial targets for each quarter of 2003 and 2004 that we are required to meet on a consolidated Korean GAAP basis. Our current consolidated Korean GAAP targets for each six-month period in 2003 and 2004 are set forth in the following table:

	Six-month period ended
	2003				2004
	June		December		June		December
	(in billions of Won, except percentages)
Requisite capital ratio (1)		105.0%		105.0%		105.0%		110.0%
Return on total assets (2)		0.6		0.8		0.9		1.0
Expense-to-revenue ratio (3)		48.5		46.5		44.5		43.0
Operating income per employee (4)	(Won)	2.9	(Won)	3.0	(Won)	3.5	(Won)	3.6
Non-performing loan ratio (5)		2.9%		2.7%		2.4%		2.2%
Holding company expense ratio (6)		0.9		0.9		0.9		0.9

(1)	For a description of how the requisite capital ratio is calculated, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”
(2)	Represents the ratio of net income to total assets.
(3)	Represents the ratio of general and administrative expenses to adjusted operating income. Adjusted operating income represents operating income before loan loss provisions and general and administrative expenses.
(4)	Represents the ratio of adjusted operating income to total number of employees.
(5)	Represents the ratio of total credits classified as substandard or below to total credits.
(6)	Represents the ratio of the holding company’s expenses to adjusted operating income of its subsidiaries.

Each of Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card also submitted similar two-year business normalization plans that contain similar financial targets that each subsidiary is required to meet. We expect that we and these subsidiaries (other than Woori Credit Card, which was merged with Woori Bank in March 2004) will be required to enter into new business normalization plans with the KDIC every two years so long as the KDIC remains our largest shareholder.

Woori Credit Card failed to meet three of its five financial targets as of June 30 and September 30, 2003 and failed to meet four of its five financial targets as of December 31, 2003. As a result of these failures, the KDIC imposed penalties on Woori Credit Card, including the termination of certain members of its senior management and the reduction of the compensation of certain others. In December 2003, our board of directors resolved to merge Woori Credit Card with Woori Bank, which merger was completed in March 2004. Kwangju Bank and Kyongnam Bank also failed to meet their respective return on assets target as of December 31, 2003, although they met such target as of March 31, 2004. We are currently in negotiations with the KDIC to adjust some of the financial targets applicable to us and our subsidiaries under our memoranda of understanding.

Reorganization and Integration Plan

Following our establishment and our acquisition of our subsidiaries, we developed a reorganization and integration plan designed to reorganize the corporate structure of some of our subsidiaries and integrate our operations under a single management structure. As part of this plan, and after receiving approval from the Financial Supervisory Commission for each of these measures:

•	We restructured Peace Bank of Korea from December 2001 through February 2002 by:

•	splitting off its commercial banking operations and merging them into Woori Bank;

•	changing the name of Peace Bank of Korea to Woori Credit Card; and

•	transferring the credit card operations of Woori Bank to Woori Credit Card. In connection with this transfer, Woori Credit Card acquired all of the existing credit card accounts of Woori Bank but none of the outstanding receivables with respect to such accounts, which remained with Woori Bank.

•	In March 2002, we made Woori Investment Trust Management a direct subsidiary by acquiring all of its outstanding capital stock from Woori Bank.

•	In July 2002, we made Woori Securities a direct subsidiary by acquiring a majority of its outstanding capital stock from Woori Bank.

•	In March 2003, we transferred the credit card operations of Kwangju Bank to Woori Credit Card.

•	In August 2003, we merged Woori Investment Bank with Woori Bank by exchanging Woori Investment Bank’s shares with shares of Woori Bank.

•	In March 2004, we merged Woori Credit Card with Woori Bank. In connection with this merger, Woori Credit Card spun off and transferred to Kwangju Bank all of the existing credit card accounts (but none of the outstanding receivables with respect to such accounts) that Woori Credit Card had previously acquired from Kwangju Bank.

•	We acquired the 47.3% interest in Woori Securities that we did not own prior to such acquisition in June 2004, and plan to delist it from the Korea Stock Exchange in July 2004.

From April 2002, we have also commenced a business process re-engineering project with respect to our commercial banking operations. The aim of the project is to streamline our banking operations and increase their efficiency by concentrating our credit evaluation and approval processes, foreign exchange operations and back-office functions within the head office or regional centers, instead of maintaining them at the branch level. We believe that this project will result in significant cost savings through the elimination of redundant functions, as well as allow our branch personnel to focus their efforts on marketing and sales instead of administrative tasks. We completed this business process re-engineering project with respect to substantially all of Woori Bank’s branch network in June 2003 and have begun to implement it with respect to the branches of Kyongnam Bank and Kwangju Bank in the first half of 2004.

Furthermore, as part of our integration efforts under the plan:

•	In 2002, we standardized the logo of certain of our subsidiaries, including Woori Bank, Woori Securities and Woori Investment Trust Management, and are in the process of doing the same with respect to Kyongnam Bank and Kwangju Bank to associate them with the “Woori” brand, while enabling them to maintain their regional identity.

•	In 2002, Woori Bank streamlined its appropriation procedures for goods and services, and we are in the process of implementing these procedures on a group-wide level to reduce costs.

•	In 2005, we expect to complete development of an integrated customer relationship management database shared by all of our subsidiaries and to establish a synergy marketing team to coordinate our marketing efforts.

We are also in the process of integrating our information technology systems through our subsidiary, Woori Finance Information System. As part of this process, we are creating a group-wide integrated management information system and upgrading and conforming the risk management systems of all of our subsidiaries. We expect to complete this integration process after we complete integration of our accounting and management information systems, which we expect will occur in 2005.

In addition, we have been selected as one of the two preferred bidders in an auction for the 21.2% controlling voting interest in LG Investment & Securities, a leading domestic securities firm, which is currently held by LG Card, and intend to participate in the bidding for an interest in either Korea Investment & Securities or Daehan Investment & Securities, which were acquired and recapitalized by the KDIC on behalf of the Korean government due to the financial difficulties they were experiencing, and are being auctioned by the KDIC. See “Item 4B. Business Overview—Capital Markets Activities—Securities Brokerage” and “—Asset Management—Investment Trust Management.”

Item 4B. Business Overview

Business

We are Korea’s first financial holding company, and our operations include the second largest commercial bank in Korea, in terms of total assets (including loans), deposits and the number of branches as of December 31, 2003. Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, capital markets activities, international banking, asset management and bancassurance. We provide a wide range of products and services to our customers, which mainly comprise individuals and small- and medium-sized enterprises, as well as some of Korea’s largest corporations. As of December 31, 2003, we had consolidated total assets of (Won)127.6 trillion, consolidated total deposits of (Won)89.0 trillion and consolidated stockholders’ equity of (Won)3.7 trillion.

We were established as a financial holding company in March 2001, to consolidate the Korean government’s interest in a number of distressed financial institutions in the wake of the financial crisis in Korea in the late 1990s. Over the past three years, we have succeeded in restructuring our operations by: securing a solid capital base for our banking subsidiaries; improving the quality of our exposure to and our relationships in the large corporate sector; refocusing our lending activities on individual and small- and medium-sized enterprise customers to take advantage of our network of over 900 branches nationwide; expanding our activities in the areas of credit cards, full service brokerage, asset management and bancassurance for our approximately 13 million retail customers; modernizing and strengthening our credit risk review and management capabilities; working to integrate and cross-sell our products and services; and striving to create a customer- and service-oriented culture that measures and rewards performance.

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries.

(1)	We completed the acquisition of the remaining ownership interest in June 2004.

Our legal and commercial name is Woori Finance Holdings Co., Ltd. Our registered office and corporate headquarters are located at 203 Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea. Our website address is www.woorifg.com.

As one of the leading financial services groups in Korea, we believe our core competitive strengths include the following:

Financial holding company structure. We believe our financial holding company structure gives us a competitive advantage over commercial banks and unaffiliated financial services providers by:

•	allowing us to offer a more extensive range of financial products and services;

•	enabling us to share customer information, which is not permitted outside a financial holding company structure, thereby enhancing our risk management and cross-selling capabilities;

•	enhancing our ability to reduce costs in areas such as back-office processing and procurement; and

•	enabling us to raise and manage capital on a centralized basis.

Strong and long standing relationships with corporate customers. Historically the operations of Woori Bank, our largest subsidiary, concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 11 of the 25 largest Korean corporations. Further enhancing our corporate loan portfolio is our growing ability to lend to small- and medium-sized enterprises, with a total of more than 157,000 small- and medium-sized enterprise borrowers as of December 31, 2003.

Large and loyal retail customer base. With respect to our consumer banking operations, we have the second largest deposit base of any Korean commercial bank, and approximately 17 million retail customers, representing about one-third of the Korean adult population. Of these customers, approximately two-thirds are active customers, meaning that they have an account with us with a positive balance or have transacted business with us at least once during the last six months. Currently, our retail customers only use an average of 1.85 of our products, as compared to average customer use of 3.0 to 5.0 products for the best consumer banking institutions in Europe or the U.S. We therefore believe that our large and loyal retail customer base presents significant potential revenue opportunities for us.

Extensive distribution and marketing network. We serve our customers primarily through the third largest banking network in Korea, comprising over 900 branches and 7,000 ATMs and cash dispensers. Through Woori Bank, we also operate 17 dedicated corporate marketing centers and approximately 110 relationship managers for our large corporate customers and approximately 540 relationship professionals stationed at over 440 branches for our small- and medium-sized enterprise customers. In addition, we have constructed new Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales. In 2003, our Internet banking service was awarded the Minister of Information and Communications Award for the best e-commerce service in Korea.

Strong capital base. On a Korean GAAP basis, as of March 31, 2004, our consolidated stockholders’ equity totaled (Won)6.1 trillion, and the combined capital adequacy ratio of our banking subsidiaries was 11.4%, which was the highest among all Korean banks. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

Strong and experienced management team. Our management team comprises both experienced managers from our subsidiaries and their predecessor companies as well as leading experienced financial industry professionals who have recently been recruited from outside our group to complement our team. In April 2004,

Young-Key Hwang, the former chief executive officer of Samsung Securities, the largest securities firm in Korea, assumed the roles of chairman and chief executive officer of both Woori Finance Holdings and Woori Bank, which we believe will enhance coordination among and corporate governance at our holding company and our subsidiaries. We also believe that the extensive experience of many members of our new management team in the non-banking financial sector will help us to continue to strengthen our non-banking operations.

Strategy

Our goal is to become a dynamic, leading full-service provider of financial services and products to corporate and consumer customers in Korea, and we will measure our success based on our ability to increase our profitability and shareholder value. We intend to capitalize on our strong market and financial position, which is the result of our restructuring over the past few years, to further strengthen our capabilities, customer penetration, efficiency and profitability. The key elements of our strategy are to:

Maintain our asset quality and strengthen our risk management practices. We were one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties. In September 2002, we entered into a joint venture arrangement with Lehman Brothers Holdings Inc. to facilitate the disposal of our substandard or below loans. As a result of these various initiatives, our ratio of non-performing loans to total loans decreased from 9.8% at December 31, 2001 to 2.9% as of December 31, 2003.

One of our highest priorities is to maintain our strong asset quality and enhance our risk management practices on an ongoing basis. We created a centralized group-wide risk management organization, installed a comprehensive warning and monitoring system, adopted uniform loan loss provisioning policies across all subsidiaries and implemented an advanced credit evaluation system called “HAVICS” at Woori Bank, which we plan to implement at Kyongnam Bank and Kwangju Bank. In addition, we adopted a value at risk, or “VaR,” monitoring system for managing market risk. We intend to vigorously maintain a manageable risk profile and balance that risk profile with adequate returns. We believe that our continuous focus on upgrading our risk management systems and practices will enable us to maintain our strong asset quality, improve our financial performance and enhance our competitiveness.

Enhance customer profitability through optimization of channel usage, products and services for each customer segment. Our extensive distribution network and wide range of quality products and services has enabled us to serve our customers effectively. However, we intend to further enhance value proposition to our customers by differentiating products and delivery channels based on the distinct needs of different customer segments.

Retail customers: We have segmented our retail customers into four groups: high net worth; mass affluent; middle class; and mass market. We believe we are relatively competitive in our core customer base, which includes mass affluent and middle class customers, and we serve these customers via our team of financial planners in our branches who sell customized higher margin services and products, such as investment advice, mutual funds, insurance, personal loans and securities brokerage services. For our mass market customers, we offer simple, easy to understand and relatively more standardized products such as basic deposit and lending products, including mortgage loans, and we encourage the use of alternative distribution channels such as the Internet, phone banking and ATMs by our mass market customers such that we can serve them in a cost efficient manner. We serve our high net worth individuals via three dedicated private banking centers staffed with experienced private bankers who offer sophisticated tailored financial services. We plan to introduce tiered pricing for all our products and services in order to ensure an acceptable level of customer profitability.

Corporate customers: We continuously and vigorously review our portfolio of corporate and small- and medium-sized enterprise customers to refine our data base of core accounts and industries in terms of profitability potential. We seek to expand our relationship beyond a pure lending relationship by promoting our foreign exchange, factoring, trade finance and investment banking services to our core small- and medium-sized enterprise customers and cross-selling our investment banking services, derivatives and other risk hedging products, as well as employee retirement products to our core large corporate customers.

In 2004, we began to develop a group-wide integrated customer relationship management database to be shared by all of our subsidiaries and to establish a synergy marketing team to coordinate our marketing efforts among our subsidiaries, which we expect to complete by the end of 2005. We believe our integrated and targeted marketing approach will not only increase our wallet share of our existing customers and allow us to attract new customers, but more importantly, enhances our customer profitability.

Diversify our revenue base with a view to reducing our exposure to interest rate cycles and increasing profitability. Currently, in line with the Korean banking industry, we derive a substantial majority of our revenues from our loan and other credit products. To reduce our traditional reliance on lending as a source of revenue and to increase our profitability, we intend to further diversify our earnings base, in particular by focusing on fee-based services, such as foreign exchange, trade finance and derivatives products, investment banking and advisory investment trust services for our corporate customers and asset management and mutual funds, investment trust products and beneficiary certificates, life and non-life insurance products and securities brokerage services for our retail customers.

In addition, we intend to enter into business alliances with other leading financial service providers so that we can offer a full range of “best of class” products and services to our targeted customers. We actively evaluate alliances and joint venture opportunities when they arise in order to diversify our revenue stream and provide our customers with a range of sophisticated and tailored products that will complement our existing products and services. We also intend to carefully consider potential acquisitions or other strategic investments that fit within our overall strategy. When considering acquisitions, we will focus on opportunities that (1) supplement the range of products and services we offer and strengthen our existing customer base; (2) enable us to maintain our standard for asset quality and profitability; and (3) provide us with a reasonable return on our investment.

Enhance operational efficiencies to further reduce costs. We intend to improve our operational efficiency and reduce our expenses by integrating our businesses, unifying our business procedures, eliminating duplication, centralizing processes and procurement, implementing continuous automation and migrating to low cost distribution channels. As part of our business integration plan, we are in the process of integrating the risk management operations and information technology systems of Kyongnam Bank and Kwangju Bank with those of Woori Bank. Credit evaluation and approval processes, foreign exchange operations and back-office functions at Woori Bank were removed from branches and centralized at the head office or regional centers in 2003 in order to reduce cost and free up branch staff for marketing. Similar back office centralization projects began at Kyongnam Bank and Kwangju Bank in the first half of 2004 and are expected to be completed by the end of 2005.

The integration of our information technology systems through Woori Finance Information System, scheduled to be completed in 2005, will allow us to further eliminate redundant functions and equipment and reducing our long-term expense. In addition, we are continuing our efforts to reduce procurement costs by coordinating and combining procurement activities among our subsidiaries. We believe the completion of the above integration, centralization and procurement projects together with our effort to encourage migration of our mass market customers to low-cost alternative channels will reduce our costs and enhance our operating efficiencies meaningfully.

Strengthen group-wide infrastructure and management. We plan to continue to strengthen our group-wide infrastructure and management by the integration of our information technology systems at our subsidiary, Woori Finance Information System, by 2005, including through the creation of a group-wide integrated management information system. We believe that this system will allow our management to access group-wide financial and operating data on a real-time basis and thereby lead to enhanced coordination within and across our business.

We are also taking steps to concentrate the personnel management and performance monitoring functions with respect to our subsidiaries at the holding company level. We believe such enhanced coordination and management will, in turn, improve our overall long-term operating performance by promoting: (1) more efficient deployment of human resources, based on prioritized strategic and operational objectives of the group as a whole; (2) more effective allocation of capital and management of liquidity at our holding company and subsidiaries; (3) greater flexibility to implement coordinated and timely operational changes in response to new market developments or changes in market conditions; and (4) the development of a uniform corporate culture, founded on the “Woori” corporate identity.

Corporate Banking

We provide commercial banking services to large corporate customers (including government-owned enterprises) and small- and medium-sized enterprises in Korea. Currently, our corporate banking operations consist mainly of lending to and taking deposits from our corporate customers. We also provide ancillary services on a fee basis, such as inter-account transfers, transfers of funds from branches and agencies of a company to its headquarters and transfers of funds from a company’s customer accounts to the company’s main account. We provide our corporate banking services predominantly through Woori Bank, although Kyongnam Bank and Kwangju Bank provide similar services to small- and medium-sized enterprises in their respective geographical regions.

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated.

	As of December 31,
	2001			2002			2003
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans:
Small- and medium-sized enterprise	(Won)	21,197	34.7%	(Won)	31,560	39.4%	(Won)	38,831	43.9%
Large corporate		13,872	22.7		13,073	16.3		11,982	13.6
Others (1)		5,486	9.0		3,289	4.1		3,148	3.6

Total	(Won)	40,555	66.4%	(Won)	47,922	59.8%	(Won)	53,960	61.1%

Deposits:
Small- and medium-sized enterprise	(Won)	6,868	9.9%	(Won)	8,165	10.4%	(Won)	11,186	12.5%
Large corporate		10,580	15.3		10,287	13.1		16,788	18.9

Total	(Won)	17,448	25.2%	(Won)	18,452	23.5%	(Won)	27,974	31.4%

Number of borrowers:
Small- and medium-sized enterprise		131,818			154,601			157,902
Large corporate		981			864			555

(1)	Includes loans to governmental agencies, foreign loans and other corporate loans.

Corporate loans we provide consist principally of the following:

•	working capital loans, which are loans used for general working capital purposes, typically with a maturity of one year or less, including notes discounted and trade finance; and

•	facilities loans, which are loans to finance the purchase of materials, equipment and facilities, typically with a maturity of three years or more.

On the deposit-taking side, we currently offer our corporate customers several types of corporate deposit products. These products can be divided into two general categories: demand deposits that have no restrictions on deposits or withdrawals, but which offer a relatively low interest rate; and time deposits from which withdrawals are restricted for a period of time, but offer higher interest rates. We also offer installment deposits, certificates of deposit and repurchase instruments. We offer varying interest rates on our deposit products depending upon the rate of return on our income-earning assets, average funding costs and interest rates offered by other nationwide commercial banks.

Small- and Medium-Sized Enterprise Banking

Small- and medium-sized enterprises generally comprise those companies and personal businesses that we do not classify as large corporate customers. Under the Small and Medium Industry Basic Act of Korea, the general criteria used to define small- and medium-sized enterprises is number of full-time employees (less than 300), paid-in capital (not more than (Won)8 billion) or sales revenues (not more than (Won)30 billion), depending on the industry, but in each case the number of full-time employees must be less than 1,000. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As a result of our efforts to target this growing market segment, our loan exposure to small- and medium-sized enterprises has increased from 44.3% of our total corporate loans as of December 31, 2000 to 72.0% as of December 31, 2003. As of December 31, 2003, 30.9% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 15.1% were extended to borrowers in the retail and wholesale industry and 10.8% were extended to borrowers in the hotel and transportation industry.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship professionals, as well as through the branches and headquarters of Kyongnam Bank and Kwangju Bank. As of December 31, 2003, Woori Bank had stationed one or more relationship professionals at 442 branches, of which 321 were located in the Seoul metropolitan area. Of these 442 branches, 59 were designated as small- and medium-sized enterprise support branches and staffed with more senior relationship professionals. The relationship professionals specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2003, Woori Bank had a total of 544 small- and medium-sized enterprise relationship professionals stationed at its branches.

In addition to increasing our dedicated staffing and branches, our strategy for this banking segment is to identify promising industry sectors and to develop and market products and services targeted towards customers in these sectors. For example, in 2003, we identified information technology, education services, sports and leisure and retail distribution as promising industries and developed loan products for small- and medium-sized enterprises in these sectors. We have also developed in-house industry specialists who can help us identify leading small- and medium-sized enterprises in, and develop products and marketing strategies for, these targeted industries. In addition, we operate customer loyalty programs at Woori Bank for our most profitable small- and medium-sized enterprise customers and provide them with benefits and services such as preferential rates, free seminars and workshops and complementary invitations to cultural events.

Since 2002, the industry-wide delinquency ratios for loans and other credits to small- and medium-sized enterprises have been rising. According to data compiled by the Financial Supervisory Service, the delinquency ratio for loans by Korean banks to small- and medium-sized enterprises was 2.1% as of December 31, 2003. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are over due by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans on a Korean GAAP basis increased from 1.5% as of December 31, 2001 to 2.2% as of December 31, 2003 and to 2.7% as of March 31, 2004 and may rise further in 2004. On a Korean GAAP basis, we charged off (Won)267 billion of our loans to small- and medium-sized enterprises in 2003. In order to stem rising delinquencies, we decided to restrict further lending to small- and medium-sized enterprises in certain industry sectors, such as real property leasing companies and hotels and restaurants, commencing in mid-2003 and implemented measures in 2003 and

2004 to limit the loan approval authority of branch managers based on the credit performance of the small- and medium-sized industry loans provided by their branches. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our credit exposure to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

Lending Activities. We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2003, working capital loans and facilities loans accounted for 81.1% and 10.8%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2003, we had a total of more than 157,000 small- and medium-sized enterprise borrowers.

As of December 31, 2003, secured loans and loans guaranteed by a third party accounted for 64.0% and 14.5%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2003, approximately 63.1% of the secured loans were secured by real estate and 10.1% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of ten years.

When evaluating the extension of working capital loans and facilities loans, we review the creditworthiness and capability to generate cash of the small- and medium-sized enterprise customer. Furthermore, we take corporate guarantees and credit guarantee letters from other financial institutions and use deposits that the borrower has with us or securities pledged to us as collateral. We receive fees in relation to credit evaluation, collateral appraisal and other services provided in connection with a loan extension.

The value of any collateral is defined using a formula that takes into account the appraised value of the property, any prior liens or other claims against the property and an adjustment factor based on a number of considerations including, with respect to property, the value of any nearby property sold in a court-supervised auction during the previous five years. We generally revalue any collateral on a periodic basis (every two years for real estate, every year for equipment, every month for unlisted stocks and deposits and every week for stocks listed on a major Korean stock exchange) or if a trigger event occurs with respect to the loan in question.

Pricing. We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. At Woori Bank, lending rates are generally determined using our automated HAVICS system, which we plan to implement at our other commercial banking subsidiaries after we complete the integration of our accounting and management information systems, which we expect will occur in 2005. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Analysis and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2003, substantially all of our large corporate loans had interest rates that varied with reference to current market interest rates.

Large Corporate Banking

Large corporate customers include all companies that are either affiliates of the top six chaebols in Korea or have assets of (Won)7 billion and are therefore subject to external audit under the External Audit Act of Korea. As a result of our history and development, particularly the history of Woori Bank, we remain the main creditor bank to many of Korea’s largest corporate borrowers.

In terms of our outstanding loan balance, as of December 31, 2003, 57.8% of our large corporate loans were extended to borrowers in the manufacturing industry, 13.6% were extended to borrowers in the retail and wholesale industry and 10.6% were extended to borrowers in the hotel and transportation industry.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate marketing centers and relationship managers. Woori Bank operates 17 corporate marketing centers, 13 of which are located in the Seoul metropolitan area. Each center is staffed with several relationship managers and headed by a senior relationship manager. Depending on the center, each relationship manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2003, Woori Bank had a total of 112 relationship managers who focus on marketing to and managing the accounts of large corporate customers.

Our strategy for the large corporate banking segment is to develop new products and cross-sell our existing products and services to our core base of large corporate customers. In particular, we have been focusing on marketing fee-based products and services such as foreign exchange and trade finance services, derivatives and other risk hedging products, investment banking services and advisory services. We have also been reviewing the credit and risk profiles of our existing customers as well as those of our competitors, with a view to identifying a target group of high-quality customers on whom we can concentrate our marketing efforts. In addition, we are seeking to increase the chaebol-, region- and industry-based specialization of our relationship managers, including through the operation of a knowledge management database that will allow greater sharing of marketing techniques and skills.

Lending Activities. We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2003, working capital loans and facilities loans accounted for 35.0% and 8.6%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2003, secured loans and loans guaranteed by a third party accounted for 21.8% and 39.5%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for loan losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2003, approximately 60.2% of the secured loans were secured by real estate and approximately 12.6% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

We evaluate creditworthiness and collateral for our loans to corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise—Lending Activities.”

Pricing. We determine the pricing of our loans to corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2003, substantially all of these loans had interest rates that varied with reference to current market interest rates.

Currently, Kyongnam Bank and Kwangju Bank do not use the automated HAVICS system. Instead, they establish lending rates using a market average floating rate, which is the base rate, with spreads based principally on factors that include non-payment ratios, cost of funding, incidental costs and the borrower’s credit rating and profitability.

Consumer Banking

We provide retail banking services to consumers in Korea. Our consumer banking operations consist mainly of lending to and taking deposits from our retail customers. We also provide ancillary services on a fee basis, such as wire transfers. While we have historically attracted and held large amounts of consumer deposits through our extensive branch network, our substantial consumer lending growth occurred principally in recent years, in line with the increase in the overall level of consumer debt in Korea. We provide our consumer banking services primarily through Woori Bank, although we service a significant portion of our regional retail banking customers through Kyongnam Bank and Kwangju Bank. See “—Branch Network and Other Distribution Channels.”

Woori Bank classifies its consumer banking customers based on their individual net worth and contribution to our consumer banking operations, into four groups: high net worth; mass affluent; middle class; and mass market. We plan to differentiate our products, services and service delivery channels with respect to these segments, making use of a new integrated customer relationship management database and group synergy marketing task force, which we plan to develop in 2004, to target our marketing and cross-selling efforts based on this segmentation. With respect to the high net worth and mass affluent segments, we have established private banking operations to better service customers in these segments. See “—Private Banking Operations.” With respect to the middle class segment, we intend to use our branch-level sales staff to maximize the overall volume of products and services we provide. With respect to the mass market segment, we have focused on increasing our operating efficiency by encouraging customers to migrate to low-cost alternative service delivery channels, such as the Internet, call centers, mobile banking and ATMs. Kyongnam Bank and Kwangju Bank have segmented their customers into similar groups.

Kyongnam Bank and Kwangju Bank, both regional banks established in their respective regions in 1970 and 1968, are using region-focused strategies to attract customers, market products and create more intimate customer relationships, thereby differentiating themselves from nationwide banks in the same market. Kyongnam Bank is attempting to increase priority customer transaction volume by actively increasing its customer service and management and differentiating services for these customers. Kwangju Bank operates a customer management system that uses diverse strategies to market differentiated products and services to priority customers.

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated.

	As of December 31,
	2001			2002			2003
	Amount		% of Total Loans	Amount		% of Total Loans	Amount		% of Total Loans
	(in billions of Won, except percentage)
General purpose household loans (1)	(Won)	8,237	13.5%	(Won)	11,733	14.6%	(Won)	12,765	14.4%
Mortgage and home equity loans		6,936	11.4		14,033	17.5		17,592	19.9

Total	(Won)	15,173	24.9%	(Won)	25,766	32.1%	(Won)	30,357	34.4%

(1)	Excludes home equity loans.

Our consumer loans consist of:

•	General purpose household loans, which are loans made to customers for any purpose (other than mortgage and home equity loans). These include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts with us in excess of the amount in such accounts up to a limit established by us.

•	Mortgage loans, which are loans made to customers to finance home purchases, construction, improvements or rentals, and home equity loans, which are loans made to customers secured by their homes to ensure loan repayment.

For secured loans, including mortgage and home equity loans, we generally lend up to 50% of the collateral value (except in areas of high speculation designated by the government where we are required to limit our lending to 40% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate, we generally use the appraisal value of the collateral as determined using our automated HAVICS system. We generally revalue collateral on a periodic basis (every two years for real estate, every year for equipment, every month for unlisted stocks and deposits and every week for stocks listed on a major Korean stock exchange).

A borrower’s eligibility for general purpose household loans is primarily determined by its credit. A borrower’s eligibility for our mortgage loans depends on its creditworthiness, the appropriateness of the use of proceeds and our ability to take a first-priority mortgage. A borrower’s eligibility for home equity loans is determined by its credit and the value of the property. If the borrower’s credit deteriorates, it may be difficult for us to recover the loan. As a result, we review the borrower’s creditworthiness, credit scoring, collateral value and third party guarantees when evaluating a borrower.

In light of concerns regarding the potential risks of excessive consumer lending, particularly mortgage and home equity lending, as well as to stabilize the real estate market in Korea, the Korean government has recently adopted more stringent regulations with respect to consumer lending by Korean banks. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio—Government regulation of consumer lending, particularly mortgage and home equity lending, has recently become more stringent, which may hurt our consumer banking operations” and “—Supervision and Regulation—Principal Regulations Applicable to Banks—Recent Regulations Relating to Retail Household Loans.”

We also offer a variety of collective housing loans, including loans to purchase property or finance the construction of housing units, loans to contractors used for working capital purposes, and loans to educational establishments and non-profit entities to finance the construction of dormitories. Collective housing loans subject us to the risk that the housing units will not be sold. As a result, we review the probability of the sale of the housing unit when evaluating the extension of a loan. We also review the borrower’s creditworthiness and the adequacy of the intended use of proceeds. Furthermore, we take a lien on the land on which the housing unit is to be constructed as collateral. If the collateral is not sufficient to cover the loan, we also take a guarantee from the Housing Finance Credit Guarantee Fund as security.

General Purpose Household Loans

Our general purpose household loans may be secured by homes, other real estate, deposits or securities. As of December 31, 2003, approximately (Won)9,533 billion, or 74.7% of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years, and the amount of such loans has been steadily declining. As of December 31, 2003, this amount was approximately (Won)5 billion.

Pricing. The interest rates on our consumer loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived internally, which reflects our internal cost of funding, further adjusted to account for the borrower’s credit score and our opportunity cost) or a fixed rate that reflects those same costs and expenses, but taking into account interest rate risks. Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. At Woori Bank, lending rates are generally determined by our automated HAVICS system. The applicable interest rate is determined at the time of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2003, approximately 70.0% of our general purpose household loans had floating interest rates.

Mortgage and Home Equity Lending

We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of our mortgage and home equity loans is 30 years for each of Woori Bank and Kyongnam Bank and 33 years for Kwangju Bank. Most of our mortgage and home equity loans have an initial maturity of three years or less. With respect to these loans, Woori Bank determines the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using its HAVICS system. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” Kyongnam Bank and Kwangju Bank generally determine a borrower’s eligibility depending on whether the borrower can prove that it owns an apartment or house or can provide a key money deposit. The eligibility of a borrower that is participating in a housing lottery will depend on proof that it has paid a deposit or can obtain a guarantee from a Korean government-related housing fund. We receive fee income related to the origination of loans, including fees relating to loan processing and collateral evaluation.

As of December 31, 2003, approximately 80.8% of our mortgage and home equity loans were secured by residential or other property, 3.0% of our mortgage and home equity loans were guaranteed by the government housing-related funds and 16.2% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). Since a relatively low percentage of our mortgage and home equity loan portfolio is secured by collateral, we may be required to establish larger allowances for loan losses with respect to any such loans that become non-performing. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” One reason that a relatively high percentage of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2003, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of (Won)2,850 billion. For the year ended December 31, 2003, the average initial loan-to-value ratio of our mortgage and home equity loans was approximately 63.6%, compared to 69.1% for the year ended December 31, 2002.

Pricing. The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2003, approximately 97.2% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

In 2002, we launched our private banking operations within Woori Bank, Kyongnam Bank and Kwangju Bank. These operations currently aim to service our high net worth and mass affluent retail customers who individually maintain a combined deposit and loan balance of at least (Won)100 million with us. As of December 31, 2003, we had approximately 131,958 customers who qualified for private banking services, representing about 0.7% of our total retail customer base. Of our total retail customer deposits of (Won)48,631 billion as of December 31, 2003, high net worth and mass affluent customers accounted for approximately 35%.

Through our private bankers, we provide financial and real estate advisory services to our high net worth and mass affluent customers. We also market differentiated investment and banking products and services to these segments, including beneficiary certificates, overseas mutual fund products, specialized bank accounts and credit cards. In addition, we have developed a customer loyalty program for our private banking customers that provides preferential rate and fee benefits and awards. We have also segmented our private banking operations by introducing exclusive private client services for high net worth customers who individually maintain a combined deposit and loan balance of at least (Won)1 billion with us. We believe that our private banking operations will allow us to increase our revenues from our existing high net worth and mass affluent customers, as well as attract new customers in these segments.

Woori Bank currently operates one private client service center in the Seoul metropolitan area, which is staffed by five private bankers. Woori Bank also has 43 branches that have separate private banking areas staffed with a private banker, all of which are located in the Seoul metropolitan area. Kyongnam Bank and Kwangju Bank each operates one dedicated private banking center. Kyongnam Bank’s private banking center is staffed by four private bankers, while Kwangju Bank’s private banking center is staffed by two private bankers. Kwangju Bank also offers private banking services through a select number of branches. As of December 31, 2003, 96 private bankers were dispersed over 54 Kwangju Bank branches that provided private banking services.

Deposit-Taking Activities

As of December 31, 2003, we were the second-largest deposit holder on a combined basis (not adjusted for overlap) among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was (Won)39,913 billion, and (Won)44,942 billion and (Won)48,631 billion as of December 31, 2001, 2002 and 2003, respectively, which constituted 57.8%, 57.2%, and 54.6%, respectively, of the balance of our total deposits.

We offer diversified deposit products that target different customers with different needs and characteristics. These deposit products fall into five general categories:

•	time deposits, which generally require a customer to maintain a deposit for a fixed term during which interest accrues at a fixed or floating rate. Early withdrawals require penalty payments. The term for time deposits typically ranges from one month to five years;

•	demand deposits, which either do not accrue interest or accrue interest at a lower rate than time, installment or savings deposits. The customer may deposit and withdraw funds at any time and, if the deposits are interest bearing, they accrue interest at a fixed or variable rate depending on the period and/or amount of deposit;

•	savings deposits, which allow the customer to deposit and withdraw funds at any time and accrue interest at a fixed rate set by us depending upon the period and amount of deposit;

•	installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which interest accrues at a fixed rate. Early withdrawals require penalty payment. The term for installment deposits range from six months to ten years; and

•	certificates of deposit, the maturities of which range from 30 days to one year, with a required minimum deposit of between (Won)5 million and (Won)10 million. Interest rates on certificates of deposit vary with the length of deposit and prevailing market rates. Certificates of deposit may be sold at face value or at a discount with the face amount payable at maturity.

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2003:

Time Deposits	Demand Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit
48.3%	29.6%	11.9%	5.9%	4.3%

We offer varying interest rates on our deposit products depending on market interest rates as reflected in average funding costs, the rate of return on our interest earning assets and the interest rates offered by other commercial banks. Generally, the interest payable is the highest on time deposits and decreases with installment deposits and savings deposit accounts receiving relatively less interest, and demand deposits accruing little or no interest.

We also offer deposits in foreign currencies and various specialized deposits products, including:

•	Apartment application time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Law. This law sets forth various measures supporting the purchase of houses and the supply of such houses by construction companies. These products accrue interest at a fixed rate for one year, and at an adjustable rate after one year. Deposit amounts per account range from (Won)2 million to (Won)15 million depending on the size and location of the dwelling unit. These deposit products target high and middle income households.

•	Apartment application installment savings deposits, which are monthly installment savings programs providing the holder with a preferential right to subscribe for new private apartment units under the Housing Law. These deposits require monthly installments of (Won)50,000 to (Won)500,000, have maturities of between three and five years and accrue interest at fixed or variable rates depending on the term.

The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 5%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.” Ongoing regulatory reforms have removed all controls on lending rates and deposit rates (except for the prohibition on interest payments on current account deposits).

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay an annual premium of 0.1% of our average deposits and, for the year ended December 31, 2003, our banking subsidiaries paid an aggregate of (Won)114 billion.

Branch Network and Other Distribution Channels

Our commercial banking subsidiaries had a total of 934 branches in Korea as of December 31, 2003, which on a combined basis, was the second-most extensive network of branches among Korean commercial banks. In Korea, consumer transactions are generally conducted in cash or with credit cards, and conventional checking accounts generally are not offered. Recently, demand for mutual funds and other asset management products as well as bancassurance products have been rising. These products require extensive sales force and customer interaction to sell, further emphasizing the need for an extensive branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct most of their transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of our branch network in Korea as of December 31, 2003.

	Woori Bank		Kyongnam Bank		Kwangju Bank		Total
	Number	% of Total	Number	% of Total	Number	% of Total	Number	% of Total
Area
Seoul	356	51%	3	2%	3	3%	362	39%
Five largest cities (other than Seoul)	115	17	4	3	77	67	196	21
Other	221	32	120	95	35	30	376	40

Total	692	100%	127	100%	115	100%	934	100%

Our Woori Bank branches are concentrated in the Seoul metropolitan area, while our Kyongnam Bank and Kwangju Bank branches are located mostly in the southeastern and southwestern regions of Korea, respectively, providing extensive overall nationwide coverage.

As part of our overall reorganization and integration plan, we have been engaged in a business process re-engineering project, which commenced in April 2002, aimed at reducing redundant functions and streamlining our operations by concentrating our credit evaluation and approval processes, foreign exchange operations and back-office functions within the head office or regional centers, instead of maintaining them at the branch level. See “Item 4A. History and Development of the Company—Reorganization and Integration Plan.”

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. The following table presents the number of ATMs and cash dispensers we had as of December 31, 2003.

	ATMs	Cash Dispensers
Woori Bank	2,716	3,220
Kyongnam Bank	316	442
Kwangju Bank	216	448

Total	3,248	4,110

We also actively promote the use of alternative service delivery channels in order to provide convenient service to customers. We also benefit from customers’ increasing use of these outlets, as they allow us to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The following tables set forth information, for the periods indicated, relating to the number of transactions and the fee revenue of our alternative service delivery channels with respect to Woori Bank, Kyongnam Bank and Kwangju Bank.

Woori Bank

	For the year ended December 31,
	2001		2002		2003
ATMs: (1)
Number of transactions (millions)		327		357		335
Fee income (billions of Won)	(Won)	15	(Won)	25	(Won)	35
Telephone banking:
Number of users		2,418,000		2,892,100		3,322,751
Number of transactions (millions)		108		123		121
Fee income (billions of Won)	(Won)	11	(Won)	15	(Won)	14
Internet banking:
Number of users		1,171,858		2,534,503		3,246,396
Number of transactions (millions)		153		351		498
Fee income (billions of Won)	(Won)	25	(Won)	38	(Won)	52

Kyongnam Bank

	For the year ended December 31,
	2001		2002		2003
ATMs: (1)
Number of transactions (millions)		47		53		55
Fee income (billions of Won)	(Won)	1	(Won)	1	(Won)	2
Telephone banking:
Number of users		280,598		396,608		461,163
Number of transactions (millions)		13		18		20
Fee income (billions of Won)	(Won)	1	(Won)	2	(Won)	2
Internet banking:
Number of users		80,378		171,208		207,591
Number of transactions (millions)		8		24		33
Fee income (billions of Won)	(Won)	0.2	(Won)	0.3	(Won)	1

Kwangju Bank

	For the year ended December 31,
	2001		2002		2003
ATMs: (1)
Number of transactions (millions)		49		53		52
Fee income (billions of Won)	(Won)	5	(Won)	6	(Won)	5
Telephone banking:
Number of users		157,000		207,000		366,585
Number of transactions (millions)		15		18		24
Fee income (billions of Won)	(Won)	2	(Won)	2	(Won)	1
Internet banking:
Number of users		24,000		43,000		334,295
Number of transactions (millions)		5		12		23
Fee income (billions of Won)	(Won)	0.1	(Won)	0.3	(Won)	1

(1)	Includes cash dispensers.

Most of our electronic banking transactions do not generate fee income as many of those transactions are free of charge, such as balance enquiries, consultations with customer representatives or transfers of money with our banking subsidiaries. This is particularly true for telephone banking services, where a majority of the transactions are balance inquiries or consultations with customer representatives, although other services such as money transfers are also available.

Our automated telephone banking systems offer a variety of services, including inter-account fund transfers, balance and transaction inquiries and customer service enquiries. We operate three call centers that handle calls from customers, engage in telemarketing and assist in our collection efforts.

Our Internet banking services include balance and transaction inquiries, money transfers, loan applications, bill payment and foreign exchange transactions. We expect to increase our Internet banking customer base by focusing largely on our younger customers and those that are able to access the Internet easily (such as office workers) as well as by developing additional Internet-based financial services and products. We are also developing new products to target different types of customers with respect to our Internet banking services, including a service that will enable private banking customers to access their accounts on a website that will provide specialized investment advice. We also offer escrow services and identification authentication services, such as electronic “fingerprinting,” for Internet transactions.

We also participate in other Internet-related initiatives. For example, in May 2001, we began to offer e-Clips, a global aggregate account service system, to customers of Woori Bank. Before we launched this service, customers could only check their account status at the web site of the financial institution where they opened their accounts. According to 7.24 Solutions of Canada, the entity that licensed this technology to us, e-Clips enables our customers to check all of their accounts opened at any of the approximately 900 financial institutions worldwide (including 90 such institutions in Korea) that have agreed to be a part of this service on a single web site. In January 2001 we introduced eWoori F/X Trading, which we believe is Korea’s first real-time, online foreign exchange trading system.

We also provide mobile banking services to our customers, which is available to all our Internet-registered users. These services allow our customers to complete selected banking transactions through major Korean telecommunications networks using their cellular phones or other mobile device. We do not receive any fee income from our mobile banking services. In November 2003, we entered into a memorandum of understanding with SK Telecom to create a service platform to enable SK Telecom customers to pay bills and conduct monetary transactions using their cellular phones. We launched this service with SK Telecom in March 2004. We also plan to enter into similar arrangements with KTF and LG Telecom.

Credit Cards

We offer credit card products and services to consumers and corporate customers in Korea. In March 2004, we merged our credit card subsidiary, Woori Credit Card, with Woori Bank. Prior to the merger, we operated our credit card business principally through Woori Credit Card, to which we transferred the credit card operations of Woori Bank in February 2002 and the credit card operations of Kwangju Bank in March 2003. As of December 31, 2003, Woori Credit Card’s market share based on transaction volume was approximately 5.9%, which ranked Woori Credit Card as the sixth largest credit card company in Korea, according to BC Research, which is a quarterly report issued by BC Card. As a back-office service provider, BC Card is not included for purposes of determining market share.

As of December 31, 2003, Woori Credit Card had eight branch offices and 251 permanent employees and 164 contract-based employees. As of December 31, 2003, Woori Credit Card had agency contracts with approximately 21 individual sales agents to originate new accounts on a commission basis. These agents are not permitted to work for more than one card issuer at a time. As of December 31, 2003, substantially all of Woori Credit Card’s new accounts were originated through Woori Bank’s branch network. Substantially all of the employees and agency relationships of Woori Credit Card were transferred to Woori Bank in connection with the merger.

Our credit card operations benefit from our ownership of a 29.6% equity stake in BC Card, which is co-owned by ten other Korean financial institutions and operates the largest merchant payment network in Korea as measured by transaction volume. This ownership stake allows us to outsource production and delivery of new credit cards, the preparation of monthly statements and other ancillary services to BC Card for our Woori Bank credit card and Kyongnam Bank BC Card operations.

Products and Services

We currently have the following principal brands of credit cards outstanding:

•	a “Woori” brand previously offered by Woori Credit Card and currently offered by Woori Bank;

•	a “BC Card” brand offered by Kyongnam Bank;

•	a “BC Card” brand previously offered by Woori Bank; and

•	a “Visa” brand offered by Kwangju Bank.

We stopped issuing “Woori Bank BC Card” brand cards following the transfer of Woori Bank’s credit card operations to Woori Credit Card in February 2002. We issue “Visa” brand cards under a non-exclusive license agreement with Visa International Service Association and also issue “MasterCard” and “JCB” brand cards under a non-exclusive, co-branding agreement with BC Card.

We offer a number of different services to holders of our credit cards. Generally, these services include:

•	credit purchase services, which allow cardholders to purchase merchandise or services on credit and repay such credit on a lump-sum or installment basis;

•	cash advance services from ATMs and bank branches; and

•	credit card loans, which are loans that cardholders can obtain based on streamlined application procedures.

Unlike in the United States and many other countries, where most credit cards are revolving cards that allow outstanding balances to be rolled over from month to month so long as a required minimum percentage is repaid, cardholders in Korea are generally required to pay for their non-installment purchases as well as cash advances within approximately 31 to 53 days of purchase or advance, depending on their payment cycle.

The following tables set forth certain data relating to our credit card operations as of the dates or for the period indicated.

	As of or for the year ended December 31,
	2001						2002						2003
	Woori Card (1)		Kyongnam Bank BC Card		Kwangju Bank Visa Card		Woori Card (2)		Kyongnam Bank BC Card		Kwangju Bank Visa Card		Woori Card (3)		Kyongnam Bank BC Card		Kwangju Bank Visa Card (4)
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		4,188		255		284		5,162		315		368		5,018		274		292
Corporate accounts		84		10		12		108		15		15		124		16		15

Total		4,272		265		296		5,270		330		383		5,142		290		307

Number of merchants (at year end) (thousands of merchants)		1,951		55		75		273		64		95		341		62		98
Active ratio (5)		62.9%		6.12%		67.6%		60.6%		58.0%		64.1%		54.20%		48.28%		100%
Credit card interest and fees
Installment and cash advance interest	(Won)	536	(Won)	21	(Won)	18	(Won)	614	(Won)	34	(Won)	19	(Won)	715	(Won)	25	(Won)	5
Annual membership fees		—		1		—		13		—		—		16		1		—
Merchant fees		232		15		10		273		22		13		241		19		2
Other fees		116		5		14		81		6		14		122		5		10

Total	(Won)	884	(Won)	42	(Won)	42	(Won)	981	(Won)	62	(Won)	46	(Won)	1,094	(Won)	50	(Won)	17

Charge volumes
General purchase	(Won)	4,720	(Won)	316	(Won)	285	(Won)	6,115	(Won)	479	(Won)	355	(Won)	6,851	(Won)	795	(Won)	117
Installment purchase		4,109		165		68		4,673		308		114		2,953		209		21
Cash advance		16,167		525		639		22,238		987		684		17,462		586		99
Card loan		43		14		26		326		14		8		70		24		55

Total	(Won)	25,039	(Won)	1,020	(Won)	1,018	(Won)	33,352	(Won)	1,788	(Won)	1,171	(Won)	27,336	(Won)	1,614	(Won)	292

Outstanding balances (at year end)
General purchase	(Won)	545	(Won)	41	(Won)	33	(Won)	586	(Won)	52	(Won)	37	(Won)	581	(Won)	62	(Won)	7
Installment purchase		1,136		80		27		1,721		109		43		872		55		1
Cash advance		1,991		86		70		2,983		123		74		1,440		49		1
Card loan		424		14		26		495		14		18		822		24		1

Total	(Won)	4,096	(Won)	221	(Won)	156	(Won)	5,785	(Won)	298	(Won)	172	(Won)	3,715	(Won)	190	(Won)	10

Average outstanding balances
General purchase	(Won)	701	(Won)	35	(Won)	30	(Won)	653	(Won)	54	(Won)	38	(Won)	691	(Won)	60	(Won)	18
Installment purchase		674		50		24		1,045		98		36		1,354		76		19
Cash advance		2,058		66		70		2,478		122		77		2,890		83		21
Card loan		483		11		34		438		14		23		685		18		12

Total	(Won)	3,916	(Won)	162	(Won)	158	(Won)	4,614	(Won)	288	(Won)	174	(Won)	5,621	(Won)	237	(Won)	70

Delinquency ratios (6)
Less than 1 month		4.42%		2.24%		2.11%		5.15%		2.93%		2.51%		11.23%		2.41%		2.40%
From 1 month to 3 months		1.48		1.45		1.21		3.55		3.73		3.15		6.72		2.58		2.64
From 3 months to 6 months		1.25		1.01		1.00		2.12		4.20		1.10		13.81		3.96		2.51
Over 6 months		0.38		1.50		0.63		0.50		1.29		0.62		2.89		0.28		7.42

Total		7.53%		6.20%		4.95%		11.32%		12.15%		7.38%		34.65%		9.23%		14.97%

Non-performing loan ratio (7)		1.79%		2.51%		1.63%		3.18%		5.49%		1.72%		16.70%		4.24%		9.93%
Charge-offs (gross)	(Won)	112	(Won)	3	(Won)	4	(Won)	238	(Won)	15	(Won)	9	(Won)	1,257	(Won)	58	(Won)	20
Recoveries		42		1		2		5		1		2		13		4		—

Net charge-offs	(Won)	70	(Won)	2	(Won)	2	(Won)	233	(Won)	14	(Won)	7	(Won)	1,245	(Won)	55	(Won)	20

Gross charge-off ratio (8)		2.70%		1.20%		2.17%		5.16%		4.91%		4.84%		22.37%		24.47%		28.37%
Net charge-off ratio (9)		1.70%		1.00%		1.23%		5.05%		4.63%		4.02%		22.14		23.00%		28.37%

(1)	Consists of credit cards issued by Woori Bank and BC Cards and Visa cards issued through the BC Card consortium.
(2)	Consists of credit cards issued by Woori Credit Card, Woori Bank and BC Cards and Visa cards issued through the BC Card consortium.
(3)	From March 2003, includes the credit card operations transferred from Kwangju Bank. Credit card operations of Kwangju Bank were transferred to Woori Credit Card in March 2003, but did not include outstanding credit card receivables at the date of transfer. The credit card accounts previously acquired from Kwangju Bank (but not the outstanding credit card receivables relating to such account) were spun off and transferred back to Kwangju Bank by Woori Credit Card in March 2004 prior to Woori Credit Card’s merger with Woori Bank.
(4)	Reflects information for the credit card operations of Kwangju Bank prior to their transfer to Woori Credit Card in March 2003, as well as for the outstanding credit card receivables at the date of the transfer that were retained by Kwangju Bank.
(5)	Represents the ratio of accounts used at least once within the last 12 months to total accounts as of the end of the relevant year.
(6)	Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans or replaced with substituted cash advances, and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans and substituted cash advances, outstanding balances overdue by 30 days or more accounted for 37.3% of our credit card receivables as of December 31, 2003.
(7)	Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans or replaced with substituted cash advances, in each case that were classified as normal or precautionary as of December 31, 2002 and 2003.

	As of December 31,
	2002		2003
	(in billions of Won)
Restructured loans	(Won)	269	(Won)	635
Substituted cash advances		512		2

If such restructured loans and substituted cash advances had been included, the non-performing loan ratio for our credit card operations would have been as follows:

	As of December 31,
	2002			2003
	Woori Card	Kyongnam Bank BC Card	Kwangju Bank Visa Card	Woori Card	Kyongnam Bank BC Card	Kwangju Bank Visa Card
Non-performing loan ratio	18.11%	7.50%	1.72%	33.46%	12.36%	9.93%

(8)	Represents the ratio of gross charge-offs for the year to average outstanding balances for the year. Under U.S. GAAP, our charge-off policy is to charge off balances which are more than six months past due (including previously delinquent credit card balances restructured into loans or replaced with substituted cash advances that are more than six months overdue from the point at which the relevant balances were so restructured or replaced), except for those balances with a reasonable probability of recovery.

	2002		2003
	(in billions of Won)
Restructured loans greater than six months past due from the initial delinquency date and not charged off	(Won)	10	(Won)	50
Substituted cash advances greater than six months past due from the initial delinquency date and not charged off		5		271

Total	(Won)	15	(Won)	321

(9)	Represents the ratio of net charge-offs for the year to average outstanding balances for the year.

We offer a diverse range of credit card products within our various brands. Factors that determine which type of card a particular cardholder may receive include net worth, age, location, income level and the particular programs or services that may be associated with a particular card. Targeted products that we offer include:

•	cards that offer additional benefits, such as frequent flier miles and award program points that can be redeemed for services, products or cash;

•	gold cards, platinum cards and other preferential members’ cards that have higher credit limits and provide additional services;

•	corporate and affinity cards that are issued to employees or members of particular companies or organizations; and

•	revolving credit cards and cards that offer travel services and insurance.

Credit card use in Korea has increased dramatically in recent years as the Korean economy and consumer spending recovered from the financial crisis and as a result of Korean government initiatives promoting the use of credit cards. For example, the government requires merchants to accept credit cards in order to prevent tax evasion by ensuring proper disclosure of transactions, and provides tax benefits to businesses that accept credit cards. For consumers, there is also a tax deduction for certain amounts spent using credit cards. However, there is significant concern in Korea regarding the high levels of credit card usage (including cash advances) and the deteriorating asset quality of the credit card portfolios of Korean financial institutions. In response to such concerns, the Korean government has heightened its regulatory oversight of the credit card industry. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio” and “—Supervision and Regulation—Credit Card Business.” In order to address the problem of increasing delinquencies and deteriorating asset quality, we took measures in 2003 to reduce the overall level of our outstanding credit card receivables, including by lowering credit limits for cardholders and suspending the availability of new credit card loans.

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans commencing in 2002. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of (Won)1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a downpayment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2003, the total amount of our restructured loans was (Won)695 billion (which also included revolving loans and installment loans). In addition, in line with industry practice, we have in the past agreed with selected cardholders to replace their delinquent credit card balances with cash advances that are rolled over from month to month. As of December 31, 2003, the total amount of such substituted cash advances was (Won)334 billion. We have discontinued this practice commencing in September 2003. Because restructured loans and revolving cash advances are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card receivables and loans.

Payments and Charges

Revenues from our credit card operations consist principally of cash advance charges, merchant fees, interest income from credit card loans, interest on late and deferred payments, and annual membership fees paid by cardholders.

Each cardholder is allocated an aggregate credit limit in respect of all cards issued under his or her account and each month. We advise each cardholder of the credit limit relating to the cards in his or her monthly billing statement. Credit limits in respect of card loans are established separately. We conduct ongoing monitoring of all cardholders and accounts, and may reduce the credit limit or cancel an existing cardholder’s card based on current economic conditions, receipt of new negative credit data from third party sources or the cardholder’s score under the credit risk management systems we use to monitor their behavior, even if the cardholder continues to make timely payments in respect of his or her cards. We consider an account delinquent if the payment due is not received on the first monthly payment date on which such payment was due, and late fees are immediately applied. Late fee charges and computation of the delinquency period are based on each outstanding unpaid transaction or installment, as applicable. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Risk Measurement and Control.”

Payments on amounts outstanding on our credit cards must be made (at the cardholder’s election at the time of purchase) either in full on each monthly payment date, in the case of lump-sum purchases, or in equal monthly installments over a fixed term from two months to 36 months, in the case of installment purchases. Cardholders may prepay installment purchases at any time without penalty. Payment for cash advances must be made on a lump sum basis. Payments for card loans must be made on an equal principal installment basis over a fixed term from three months up to a maximum of 60 months, up to a maximum loan amount of (Won)30 million.

No interest is charged on lump-sum purchases that are paid in full by the monthly payment date. For installment purchases, we charge a fixed rate of interest on the outstanding balance of the transaction amount, based on the installment period selected at the time of purchase. For a new cardholder, we currently apply an interest rate between approximately 11.0% and 19.5% per annum as determined by the cardholder’s application system score. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk —Credit Risk Management—Credit Evaluation and Approval—Credit Card Approval Process” and “—Credit Review and Monitoring—Credit Card Review and Monitoring.”

For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 12.0% to 27.4% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a commission of (Won)600 per withdrawal. Cardholders using ATMs of other financial institutions are not charged any commissions for withdrawals relating to cash advances.

Each existing cardholder’s interest rate is determined by such cardholder’s customer group classification as determined by a combination of such cardholder’s behavior scoring system information and the revenue contribution of such cardholder. Using such information, we generally place each account into one of six groups. Placement in a particular group determines the interest rate charged for cards issued under the account.

We also charge a basic annual membership fee of (Won)2,000 to (Won)5,000 for regular cards, (Won)5,000 to (Won)10,000 for gold cards and (Won)30,000 to (Won)120,000 for platinum cards. The determination of the annual fee is based on the type of card and whether affiliation options are selected by the cardholder. For certain cards, such as the Woori Card (which can only be used in Korea and is not affiliated with Visa or MasterCard), Woori Christian Card and Hyundai Home Shopping Woori Card, we will waive membership fees if customers charge above a certain amount. Currently, new cardholders are exempt from payment of annual membership fees for the first year.

We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2003, we charged merchants an average of 2.5% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services, investment banking and securities brokerage. For a discussion of our risk management policies with respect to our trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Securities Investment and Trading

Through Woori Bank and, to a lesser extent, Kyongnam Bank, Kwangju Bank and Woori Securities, we invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2003, our investment portfolio, which consists of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of (Won)26,031 billion and represented 20.4% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2003, we held debt securities with a total book value of (Won)24,782 billion, of which:

•	held-to-maturity debt securities accounted for (Won)9,801 billion, or 39.5%;

•	available-for-sale debt securities accounted for (Won)11,737 billion, or 47.4%; and

•	trading debt securities accounted for (Won)3,244 billion, or 13.1%.

Of these amounts, as of December 31, 2003, debt securities issued by the Korean government and government agencies amounted to (Won)8,466 billion, or 86.4%, of our held-to-maturity debt securities, (Won)6,618 billion, or 56.4%, of our available-for-sale debt securities, and (Won)1,823 billion, or 56.2%, of our trading debt securities.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the Korea Stock Exchange or KOSDAQ. As of December 31, 2003:

•	equity securities in our available-for-sale portfolio had a book value of (Won)672 billion, or 5.4%, of our available-for-sale portfolio; and

•	equity securities in our trading portfolio had a book value of (Won)577 billion, or 15.1%, of our trading portfolio.

The book value of our trading and investment portfolios has increased in recent years. This increase has been driven by our increased level of funding resulting from the increase in our deposit taking. Funds that are not used for lending activities are used for investment and liquidity management purposes, including investment and trading in securities. See “—Assets and Liabilities—Investment Portfolio.”

The following tables show, as of the dates indicated, the gross unrealized gains and losses within our investment securities portfolio and the amortized cost and fair value of the portfolio by type of investment security.

	As of December 31, 2001
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	5,224	(Won)	94	(Won)	(42)	(Won)	5,276
Corporate		1,256		68		(4)		1,320
Financial institutions		750		37		(5)		782
Foreign governments		68		13		—		81

Subtotal		7,298		212		(51)		7,459
Equity securities		271		37		(7)		301
Beneficiary certificates (1)		979		82		(1)		1,060

Total available-for-sale securities	(Won)	8,548	(Won)	331	(Won)	(59)	(Won)	8,820

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	10,197	(Won)	607	(Won)	(22)	(Won)	10,782
Corporate		419		4		(1)		422
Financial institutions		581		10		(1)		590
Foreign governments		5		—		—		5

Total held-to-maturity securities	(Won)	11,202	(Won)	621	(Won)	(24)	(Won)	11,799

	As of December 31, 2002
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	6,410	(Won)	76	(Won)	(23)	(Won)	6,463
Corporate		1,262		48		(21)		1,289
Financial institutions		1,714		20		(25)		1,709
Foreign governments		133		21		(3)		151

Subtotal		9,519		165		(72)		9,612
Equity securities		221		13		(17)		217
Beneficiary certificates (1)		1,026		12		(21)		1,017

Total available-for-sale securities	(Won)	10,766	(Won)	190	(Won)	(110)	(Won)	10,846

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	8,913	(Won)	526	(Won)	(33)	(Won)	9,406
Corporate		367		16		(11)		372
Financial institutions		660		0		(10)		650
Foreign governments		19		1		—		20

Total held-to-maturity securities	(Won)	9,959	(Won)	543	(Won)	(54)	(Won)	10,448

	As of December 31, 2003
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	6,592	(Won)	45	(Won)	(19)	(Won)	6,618
Corporate		2,697		73		(13)		2,757
Financial institutions		2,234		17		(3)		2,248
Foreign governments		114		1		(1)		114

Subtotal		11,637		136		(36)		11,737
Equity securities		192		96		(8)		280
Beneficiary certificates (1)		384		8		(1)		391

Total available-for-sale securities	(Won)	12,213	(Won)	240	(Won)	(45)	(Won)	12,408

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	8,466	(Won)	343	(Won)	(6)	(Won)	8,803
Corporate		490		2		—		492
Financial institutions		806		4		(2)		808
Foreign governments		39		1		—		40

Total held-to-maturity securities	(Won)	9,801	(Won)	350	(Won)	(8)	(Won)	10,143

(1)	Beneficiary certificates are instruments that are issued by and represent an ownership interest in an investment trust. Investment trusts, which operate like mutual funds in the United States, are managed by investment trust management companies and invest in portfolios of securities and/or other financial instruments, such as certificates of deposit. See “—Asset Management—Investment Trust Management.” Beneficiary certificates give the holder beneficial rights to both the relevant investment trust and the trust property in which the investment trust has invested.

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers, primarily through Woori Bank and Woori Securities. Our trading volume was (Won)7,131 billion in 2001, (Won)11,436 billion in 2002 and (Won)27,114 billion in 2003, respectively. Our net trading revenue from derivatives and foreign exchange spot contracts for the years ended December 31, 2001, 2002 and 2003 was (Won)247 billion, (Won)184 billion and (Won)154 billion, respectively.

We provide and trade a number of derivatives products principally through sales or brokerage accounts for our customers, including:

•	interest rate swaps, options and futures, relating principally to Won interest rate risks;

•	index futures and options, relating to stock market fluctuations;

•	cross currency swaps, relating to foreign exchange risks, largely for Won against U.S. dollars;

•	foreign exchange forwards, swaps, options and futures, relating to foreign exchange risks; and

•	credit derivatives, which we provide to financial institutions that wish to hedge existing credit exposures or take on credit exposure to generate revenue.

Our regional banking subsidiaries, Kyongnam Bank and Kwangju Bank, are not active with respect to derivatives trading aside from foreign exchange forwards.

Our derivatives operations focus on addressing the needs of our corporate clients to hedge their risk exposure and on hedging our risk exposure resulting from such client contracts. We also engage in derivatives trading activities to hedge the interest rate and foreign currency risk exposure that arises from our own assets and liability positions. All of these hedging-purpose derivatives contracts, however, do not qualify for hedge accounting under U.S. GAAP and are consequently treated as trading derivatives and the changes in value are reflected in our income statements for the relevant periods. In addition, we engage in proprietary trading of derivatives and arbitrage through Woori Securities, such as index options and futures within our regulated open position limits, for the purpose of generating capital gains.

The following shows the estimated fair value of derivatives and foreign exchange spot contracts we held or had issued for trading purposes as of the dates indicated.

	As of December 31,
	2001				2002				2003
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Foreign exchange spot contracts	(Won)	2	(Won)	3	(Won)	1	(Won)	3	(Won)	1	(Won)	2
Foreign exchange derivatives		60		57		107		152		218		271
Interest rate derivatives		142		69		233		148		223		178
Equity derivatives		5		0		18		6		26		11
Credit derivatives (1)		0		19		0		13		1		11

Total	(Won)	209	(Won)	218	(Won)	359	(Won)	322	(Won)	469	(Won)	473

(1)	Our total exposure under credit derivatives outstanding was US$90 million as of December 31, 2003. In connection with such credit derivatives, we accept credit exposure with respect to foreign currency-denominated corporate debt instruments held by counterparties by guaranteeing payments under such instruments, subject to our overall credit limits with respect to the applicable issuers.

In April 2003, Woori Bank entered into an agreement with Macquarie Bank, an Australian investment bank, pursuant to which the latter will provide fee-based technical assistance and advisory services to us, including in the area of risk management and trading systems, in connection with our plans to further develop our equity derivatives business. This agreement will expire on September 4, 2008 or earlier, depending on certain conditions.

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank and Woori Securities, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2003, we were involved in asset securitization transactions with an initial aggregate issue amount of (Won)1,109 billion and generated total fee income under Korean GAAP of approximately (Won)14 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

We engage in investment banking activities in Korea through Woori Bank and Woori Securities. Through Woori Securities, we underwrite equity and debt securities offerings in the Korean capital markets, either as lead manager or a member of an underwriting syndicate and provide mergers and acquisitions and financial advisory services. In 2003, Woori Securities generated investment banking revenue under Korean GAAP of approximately (Won)5.6 billion, consisting primarily of (Won)4.8 billion of fee income and (Won)349 million of interest income, from a total of ten securities offerings. In addition, through Woori Bank, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions advisory services. In 2003, Woori Bank generated investment banking revenue of (Won)0.5 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services.

We believe that significant opportunities exist for us to leverage our existing base of large corporate and small- and medium-sized banking customers to cross-sell investment banking services. We intend to expand our investment banking operations to take advantage of these opportunities, with a view to increasing our fee income and further diversifying our revenue base.

Securities Brokerage

We provide securities brokerage services in Korea through Woori Securities, which has been listed on the Korea Stock Exchange since July 26, 1988. We acquired the 47.3% interest in Woori Securities that we did not own prior to such acquisition in June 2004, and plan to delist it from the Korea Stock Exchange in July 2004. Our activities include brokerage services relating to stocks, futures, options and debt instruments (such as commercial paper). As of December 31, 2003, Woori Securities had 41 branches, as well as 22 brokerage outlets in Woori Bank’s branches. We also provide securities brokerage services through the Internet through Woori Securities’ HTS: 2002 GoodAnswer pro and X-Trade systems. In January 2004, we introduced HTS X-Trade EX and HTS X-Trade SP, which were upgraded trading systems for derivatives and options. In 2003, we generated fee income under Korean GAAP of (Won)53.1 billion through our securities brokerage activities. As of December 31, 2003, under Korean GAAP, Woori Securities’ net operating capital ratio (which represents the ratio of net operating capital to gross risk amount) was 756.3% and its debt to asset ratio was 249.8%.

We are participating in the bidding for the 21.2% controlling voting interest in LG Investment & Securities, a leading domestic securities firm, which is currently held by LG Card. The shares comprising the interest were pledged by the chairman of LG Group to the creditor financial institutions in connection with the rescue plan for LG Card and are being auctioned by the creditor financial institutions. Several potential domestic and overseas purchasers, including us, submitted preliminary bids for the shares being auctioned and conducted a due diligence review of the company. In May 2004, the Korea Development Bank, which is coordinating the auction process on behalf of the creditor financial institutions, announced that we were selected as one of the two preferred bidders for the 21.2% interest. We are currently negotiating a memorandum of understanding with the Korea Development Bank with respect to our bid and plan to conduct further due diligence on LG Investment & Securities. The Korea Development Bank announced that it expects to complete the sale of the interest by July 2004. LG Investment & Securities had total assets of (Won)4,667 billion, total liabilities of (Won)3,079 billion and total shareholders’ equity of (Won)1,588 billion as of March 31, 2004 and generated revenues of (Won)925 billion and net income of (Won)4 billion for the year ended March 31, 2004, each on a Korean GAAP basis. We believe that the acquisition of a controlling interest in LG Investment & Securities will benefit our existing securities brokerage operations by providing significant economies of scale, as well as a greater experience base and name recognition in the Korean market, in the areas of securities brokerage and investment banking. However, there is no guarantee that we will continue to participate in the bidding, or be ultimately selected as the purchaser, for the interest in LG Investment & Securities. If we acquire the interest, we expect to finance the acquisition through an interim dividend from Woori Bank and additional bank borrowings at the holding company level.

International Banking

Primarily through Woori Bank, we engage in various international banking activities, including foreign exchange services and dealing, import and export-related services, offshore lending, syndicated loans and foreign currency securities investment. These services are provided primarily to our domestic customers and overseas subsidiaries and affiliates of Korean corporations. We also raise foreign currency funding through our international banking operations. In addition, we provide commercial banking services to retail and corporate customers in select overseas markets.

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2001	2002	2003
	(in millions of US$)
Total foreign currency assets	$12,682	$13,886	$14,331
Foreign currency borrowings
Call money	79	129	286
Secured borrowings	1,022	864	964
Long-term borrowings	1,609	1,986	3,190
Short-term borrowings	3,405	3,667	3,467

Total foreign currency borrowings	$5,014	$5,653	$7,907

The table below sets forth our overseas subsidiaries and branches currently in operation as of December 31, 2003.

Business Unit (1)	Location
Subsidiaries
Woori America Bank	United States
P.T. Bank Woori Indonesia	Indonesia
Branches, Agencies and Representative Offices
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Beijing Branch	China
Hong Kong Branch	China
Shanghai Branch	China
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Hanoi Branch	Vietnam
New York Agency	United States
Los Angeles Agency	United States
Ho Chi Minh City Representative Office	Vietnam
Moscow Representative Office	Russia

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

In addition, Woori America Bank currently operates 12 branches in New York and New Jersey and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$613 million as of December 31, 2003 and net income of US$2 million in 2003. In September 2003, Woori America Bank acquired and merged with Panasia Bank N.A. in the United States from National Penn Bancshares Inc. for US$34.5 million in cash. Panasia Bank was established in 1993 as the first Asian-American owned lender in the United States and was one of the largest banks specializing in service to the Korean-American community in the eastern United States. Panasia Bank had total assets of US$214 million as of December 31, 2002 and net income of US$2 million in 2002 and operated six branches located in New Jersey, Pennsylvania and Virginia.

The principal activities of our overseas branches and subsidiaries, all of which are branches and subsidiaries of Woori Bank, are providing trade financing and local currency funding for Korean companies and Korean nationals operating in overseas markets and providing foreign exchange services in conjunction with our headquarters. On a limited basis, our overseas branches and subsidiaries also engage in the investment and trading of securities of foreign issuers.

In July 2003, Woori Bank entered into a memorandum of understanding with the Industrial and Commercial Bank of China with respect to cooperation in international settlements and high-level human resource exchanges.

Asset Management

Trust Management Services

Money Trusts. Through Woori Bank, Kyongnam Bank and Kwangju Bank, we offer money trust products to our customers and manage the funds they invest in money trusts. The money trusts we manage are generally trusts with a fixed life that allow investors to share in the investment performance of the trust in proportion to the amount of their investment in the trust. We currently offer the following types of money trust products:

•	retirement trusts, which invest funds received from corporations or organizations and manage these funds until they are withdrawn to pay retirement funds to a corporation’s officers or employees or an organization’s members;

•	pension trusts, which invest funds received until pension benefits are due to be disbursed to a pension beneficiary; and

•	specified money trusts, which invest cash received as trust property at the direction of the trustors and, once the trust matures, disburse the principal and any gains to the trust beneficiaries.

We also offer other types of money trusts that have a variety of differing characteristics with respect to, for example, maturities and tax treatment.

Under Korean law, the assets of our money trusts are segregated from our assets and are not available to satisfy the claims of our creditors. We are, however, permitted to maintain deposits of surplus funds generated by trust assets. Except for specified money trusts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust. Specified money trusts are established on behalf of individual customers, typically corporations, which direct our investment of trust assets.

We receive fees for our trust management services consisting of:

•	basic fees that are based upon a percentage, ranging between 0.5% and 2%, of the net asset value of the assets under management, and

•	performance fees that are based upon the investment performance of the trust.

We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Money trust management is currently the largest source of our fee income. Fees that we received for our trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation), net of expenses, amounted to (Won)49 billion in 2001, (Won)62 billion in 2002 and (Won)45 billion in 2003.

For some of the money trusts we manage, we have guaranteed the principal amount of an investor’s investment as well as a fixed rate of interest. We no longer offer new money trust products where we guarantee both the principal amount and a fixed rate of interest. We continue to offer pension-type money trusts that provide a guarantee of the principal amount of an investor’s investment.

The following table shows the balances of our money trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate performance trusts on which we do not guarantee principal or interest, due to the fact that the assets invested are not our assets but customer assets and that our customers bear the risk of loss.

	As of December 31,
	2001		2002		2003
	(in billions of Won)
Principal and interest guaranteed trusts	(Won)	11	(Won)	11	(Won)	12
Principal guaranteed trusts		1,989		1,765		1,666
Performance trusts		5,652		6,708		4,790

Total	(Won)	7,652	(Won)	8,484	(Won)	6,468

The balance of our money trusts decreased 15.5% between December 31, 2001 and December 31, 2003. These decreases resulted mainly from lower demand, including due to the financial difficulties of LG Card and SK Networks, to which the trust accounts of banks had exposure.

The trust assets we manage consist principally of investment securities and loans made from the trusts. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2003, under Korean GAAP, our money trusts had invested in securities with an aggregate book value of (Won)5,620 billion, which accounted for 82.7% of our money trust assets. Debt securities accounted for (Won)3,822 billion of this amount.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2003, under Korean GAAP, our money trusts had made loans in the aggregate principal amount of (Won)215 billion (excluding loans to our banking operations of (Won)1,080 billion), which accounted for approximately 3.3% of our money trust assets. Because we act as trustee, loans by money trusts are made at our discretion and are subject to the same credit approval process as loans from our banking operations. As of December 31, 2003, 60.2% of the amount of loans from our money trusts were collateralized or guaranteed.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2003, equity securities held by our money trusts amounted to (Won)411 billion on a Korean GAAP basis, which accounted for approximately 6.2% of our money trust assets. Of this amount, (Won)284 billion was from specified money trusts and the remaining (Won)127 billion was from money trusts over which we had investment discretion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. In 2001 and 2002, we made no payments from our banking operations to cover shortfalls in our guaranteed return trusts. In 2003, we made aggregate net payments of (Won)26 billion from our banking operations to cover shortfalls in our guaranteed return trusts resulting mainly from their holdings of securities issued by LG Card.

The Indirect Investment Asset Management Business Act, which applies to unspecified money trust account products, took effect in January 2004. Under that law, a bank will not be permitted to offer unspecified money trust products after July 2004 (except under certain limited circumstances) and will be required to qualify as an asset management company by such date in order to manage any newly offered unspecified money trust products. See “—Supervision and Regulation—Trust Business.” As a result, commencing in July 2004, we plan to cease offering unspecified money trust products through our banking subsidiaries and to transfer the unspecified money trust operations of those subsidiaries (other than outstanding balances, which they will continue to manage until the withdrawal of the relevant money trust deposits by customers) to Woori Investment Trust Management.

Property Trusts. Through Woori Bank, we also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly receivables (including those securing asset-backed securities), real property and securities, but can also include movable property such as artwork. Under these arrangements, we render escrow or custodial services for the property in question and collect fees in return.

In 2003, our property trust fees ranged from 0.07% to 0.18% of total assets under management, depending on the type of trust account product. As of December 31, 2003, the balance of our property trusts totaled (Won)1,186 billion.

The property trusts also are not consolidated within our U.S. GAAP financial statements.

Investment Trust Management

Through Woori Investment Trust Management, we offer securities investment trust products to our customers and manage the funds invested by them in investment trusts. The investment trust products we offer generally take the form of beneficiary certificates evidencing an ownership interest in a particular investment trust. We currently offer four different types of investment trust products, including:

•	equity funds, where equity securities or equity-linked securities consist of 60% or more of their assets;

•	bond funds, where debt securities or interest rate futures consist of 60% or more of their assets;

•	hybrid funds, the assets of which include both debt and equity securities with no minimum requirement to hold either type of security; and

•	money market funds, which invest mostly in short-term financial products, such as call loans, commercial paper and certificates of deposit.

The investment trusts we manage are generally trusts with no fixed term that allow investors to share in the investment performance of the trust in proportion to the amount of their investment in the trust. We have investment discretion over all investment trusts. Investment trusts calculate the value of their assets each day, and any change in the overall valuation of their assets will be reflected in the price of their beneficiary certificates. To the extent such a trust does have a maturity date, at that time the trust will disburse principal and any return on investment based on the price of their beneficiary certificates.

The following table shows the balances of our investment trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets.

	As of December 31,
	2001		2002		2003
	(in billions of Won)
Equity funds	(Won)	153	(Won)	154	(Won)	83
Bond funds		1,071		1,048		948
Hybrid funds		388		474		456
Money market funds		1,438		2,026		856

Total	(Won)	3,050	(Won)	3,702	(Won)	2,434

The balance of our investment trusts decreased 23% between December 31, 2000 and 2003. The decrease resulted mainly from increasing competition and saturation in the market for investment trust products in Korea, as well as customer losses in 2003 stemming from financial difficulties of portfolio companies in which investment trusts have invested including SK Networks, which has led to reduced demand for investment trust products in Korea.

We receive fees for our investment trust management services consisting of:

•	management fees in connection with establishing, operating and managing the investment trust;

•	sales fees in connection with selling trust assets and/or interests in the trust; and

•	trustee fees in connection with administering the trust and its securities portfolio.

These fees are calculated by multiplying the daily net asset value of the trust by a percentage provided in the trust documentation. Fees accrue on a daily basis and are paid out as expenses periodically.

Fees from our investment trust management services amounted to (Won)9.9 billion in 2001, (Won)8.9 billion in 2002 and (Won)5.0 billion in 2003. Fee levels changed by investment trust management companies have been declining in recent years due to increasing competition and market saturation.

Although our current customer base consists mainly of institutional investors, we have been seeking to market our investment trust products to retail customers through our consumer banking network. We believe that significant opportunities exist for us to leverage our existing base of consumer banking customers to cross-sell our investment trust products. We intend to expand our investment trust management operations to take advantage of these opportunities, with a view to increasing our fee income and further diversifying our revenue base. We also intend to focus on the development of new products tailored to particular customer segments, including those that would be attractive to our private banking customers.

We currently intend to participate in the bidding for an interest in either Korea Investment & Securities or Daehan Investment & Securities, which were acquired and recapitalized by the KDIC on behalf of the Korean government due to the financial difficulties they were experiencing and are in the process of being auctioned by the KDIC. Several potential domestic and overseas purchasers, including us, have submitted preliminary bids for each company and are conducting a due diligence review of each company. The KDIC has announced that it intends to select one or more preferred bidders for each company in July 2004 and to complete the sale of its interests in the two companies by the end of 2004. Korea Investment & Securities had operating revenues of (Won)544 billion and a net loss of (Won)59 billion for the year ended March 31, 2004, each under Korean GAAP. Korea Investment Trust Management, which is a wholly owned subsidiary of Korea Investment & Securities and is one of Korea’s largest investment trust companies, had (Won)17,624 billion of assets under management as of March 31, 2004. Daehan Investment & Securities had operating revenues of (Won)914 billion and a net income of (Won)482 billion for the year ended March 31, 2004, each under Korean GAAP. Daehan Investment Trust Management, which is a wholly owned subsidiary of Daehan Investment & Securities and is also one of Korea’s largest investment trust companies, had (Won)19,324 billion of assets under management as of March 31, 2004. We believe that the acquisition of a controlling interest in either of these companies will benefit our existing investment trust management operations by providing significant economies of scale, as well as a greater experience base and name recognition in the Korean market. However, there is no guarantee that we will ultimately decide to participate in the bidding, or be ultimately selected as the purchaser, for either of these companies. If we acquire either of these companies, we expect to finance the acquisition through an interim dividend from Woori Bank and additional bank borrowings at the holding company level.

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank and Kyongnam Bank, we act as a trustee for approximately 70 securities investment trusts. We receive a fee for acting as a trustee and generally perform the following functions:

•	receiving payments made in respect of such securities;

•	executing trades in respect of such securities on behalf of the securities investment trust, based on instructions from the relevant securities investment trust management company; and

•	in certain cases, authenticating beneficiary certificates issued by investment trust management companies and handling settlements in respect of such beneficiary certificates.

For the year ended December 31, 2003, our fee income from such services was (Won)4.9 billion.

Other Businesses

Merchant Banking

Prior to August 2003, we engaged in merchant banking operations through Woori Investment Bank. Effective August 1, 2003, we merged Woori Investment Bank with Woori Bank, which now engages in such operations. The merchant banking services we currently offer include principally the following:

•	Commercial paper discounting, which entails purchasing at a discount notes that are issued, endorsed or guaranteed by companies to supply them with short-term working capital;

•	Factoring financing, which entails purchasing at a discount trade receivables held by companies to supply them with capital;

•	Payment guarantees, which entail issuing guarantees in respect of notes in return for fees; and

•	Lending, which entails making medium- to long-term Won-denominated and foreign currency-denominated loans to customers.

Through Woori Investment Bank, we have historically focused on short-term financing, lease financing and international financing and foreign currency exchange activities. Short-term financing was in particular main focus of the predecessor entities of Woori Investment Bank. However, these short-term financing activities caused many merchant banks (including the predecessor entities of Woori Investment Bank) to become insolvent during the Korean financial crisis. Since then, short-term financing volumes have declined greatly, with only commercial paper associated with large corporations circulating or discounted on the market.

The lease financing market has also steadily declined since the Korean financial crisis as companies have reduced their investments in facilities, although we believe that this market could improve if conditions in the Korean economy improve. The international financing and foreign exchange market also has not fully recovered since the Korean financial crisis. In particular, market conditions have not been favorable for foreign exchange borrowing due to low credit ratings for Korean companies and the availability of low-cost financing in the domestic market. In addition, we continue to experience difficulty in collecting loans from emerging market debtors, including in Southeast Asia, as they are still experiencing financial difficulties.

As a result, since 2001 we have been concentrating on improving the asset quality of our merchant banking operations by disposing of non-performing assets through asset sales to KAMCO and to various special purpose companies formed in connection with our joint venture with Lehman Brothers. See “—Assets and Liabilities—Non-Performing Loan Strategy.” We merged Woori Investment Bank with Woori Bank in August 2003 in order to reduce our costs and take advantage of potential synergies with Woori Bank’s corporate banking activities.

Management of National Housing Fund

In November 2002, we were selected to manage the operations of the National Housing Fund, together with two other financial institutions. The National Housing Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2003, outstanding housing loans from the National Housing Fund amounted to (Won)43 trillion, of which we originated approximately (Won)3 trillion. The activities of the National Housing Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, subscription savings deposits held at the National Housing Fund and the sale of lottery tickets.

In return for managing the operations of the National Housing Fund we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. In February 2003, the Ministry of Construction and Transportation amended the method of calculating these fees. The fund raising fee is based on the number of National Housing Fund subscription savings deposit accounts opened and the level of activity for existing accounts, the number of National Housing Fund bonds issued or redeemed and the number of National Housing Fund lottery tickets we sell to raise funds for the National Housing Fund during each month. The loan origination fee is based on the number of new National Housing Fund loans and the number of National Housing Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing Fund. In 2003, we received total fees of (Won)19.6 billion for managing the National Housing Fund compared to (Won)3.7 billion in 2002.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured by them directly or by third-party insurance companies. Through Woori Bank, Kyongnam Bank and Kwangju Bank, we currently market a wide range of bancassurance products in connection with a recent revision to existing regulations that is intended to liberalize the bancassurance market in Korea. The revision has allowed us to offer insurance products commencing in September 2003. We believe that we will be able to develop an important new source of fee-based revenues by expanding our offering of these products. We have entered into bancassurance marketing arrangements with six insurance companies, including Samsung Life and American International Assurance, and plan to enter into additional arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base, to market their insurance products.

Competition

We compete with other financial institutions in Korea, including principally nationwide and regional Korean commercial banks and branches of foreign banks operating in Korea. In addition, in particular segments such as credit cards, asset management, securities brokerage and bancassurance, our subsidiaries compete with specialized financial institutions focusing on such segments. Some of these specialized financial institutions are significantly larger in terms of asset size and customer base and have greater financial resources than our subsidiaries.

Competition in the Korean financial market has been and is likely to remain intense. In particular, in the area of our core banking operations, most Korean banks have been targeting retail customers and small- and medium-sized enterprises as they scale back their exposure to large corporate borrowers, contributing to some extent to the asset quality deterioration in consumer and small- and medium-sized loans, and have been focusing on developing fee income businesses, including bancassurance, as increasingly important sources of revenue. In the area of credit cards, Korean banks and credit card companies have engaged in aggressive marketing activities and made significant investments in recent years, contributing to some extent to the asset quality problems currently existing with respect to credit card receivables.

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the recent acquisition of Koram Bank by an affiliate of Citibank. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. See “Item 3D. Risk Factors—Risks relating to competition.”

Assets and Liabilities

The tables below and accompanying discussions provide selected financial highlights regarding our assets and liabilities on a consolidated basis.

Loan Portfolio

As of December 31, 2003, the balance of our total loan portfolio was (Won) 88,392 billion, a 10.2% increase from (Won)80,226 billion as of December 31, 2002. As of December 31, 2003, 97.7% of our total loans were Won-denominated loans and 2.3% of our total loans were denominated in other currencies. Of the (Won)11,129 billion of foreign currency-denominated loans as of that date, approximately 18.3% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank makes foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses.

Loan Types

The following table presents loans by type as of the dates indicated. Totals include past due amounts.

	As of December 31,
	1999		2000		2001		2002		2003		2003
	(in billions of Won)										(%)
Domestic:
Corporate:
Commercial and industrial	(Won)	18,553	(Won)	24,832	(Won)	25,363	(Won)	33,717	(Won)	40,642	46.0%
Lease financing		—		931		630		310		222	0.3
Trade financing		5,771		7,956		6,048		6,562		6,922	7.8
Other commercial		7,210		9,564		5,812		5,466		4,254	4.8

Total corporate		31,534		43,283		37,853		46,055		52,040	58.9
Consumer:
General purpose household (1)		5,095		8,601		14,026		23,315		26,758	30.2
Mortgage		358		1,180		1,147		2,451		3,599	4.1

Total consumer		5, 453		9,781		15,173		25,766		30,357	34.3
Credit cards		1,160		3,593		5,292		6,418		3,964	4.5

Total domestic		38,147		56,657		58,318		78,239		86,361	97.7
Foreign:
Corporate:
Commercial and industrial		4,016		3,325		1,821		1,811		1,884	2.1
Trade financing		168		54		976		96		63	0.1

Total corporate		4,184		3,379		2,797		1,907		1,947	2.2
Consumer		—		50		77		80		84	0.1

Total foreign		4,184		3,429		2,874		1,987		2,031	2.3
Total gross loans (2)		42,331		60,086		61,192		80,226		88,392	100.0
Loss: Unearned income		—		(134)		(96)		(40)		(26)	—

Total loans	(Won)	42,331	(Won)	59,952	(Won)	61,096	(Won)	80,186	(Won)	88,366	100.0%

(1)	Includes home equity loans.
(2)	Includes unearned income from leasing loans sold by Woori Investment Bank. See Note 12 of the notes to our consolidated financial statements.

Loan Concentrations

Each of our banking subsidiaries limits its total exposure to any single borrower as required by Korean regulations and pursuant to its internal policies. Woori Bank determines this limit based on the borrower’s credit rating provided by the bank’s HAVICS system. Woori Bank may adjust this limit if it would otherwise exceed the limit imposed by Korean regulations. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Stockholder.” Kyongnam Bank limits total exposure to any single borrower or chaebol to 10% of the sum of its Tier I and Tier II capital (less any capital deductions). Kwangju Bank limits its total exposure to 10% of the sum of its Tier I and Tier II capital (less any capital deductions) in the case of any single borrower and 15% of the sum of its Tier I and Tier II capital (less any capital deductions) in the case of any single chaebol.

20 Largest Exposures by Borrower

As of December 31, 2003, our exposures to our 20 largest borrowers totaled (Won)16,724 billion and accounted for 14.2% of our total exposures. The following table sets forth our total exposures to those borrowers as of that date.

Company (S&P/Moody’s Credit Ratings) (2)	Loans				Equity Securities		Debt Securities		Guarantees and Acceptances		Credit Derivatives	Total Exposures		Collateral		Amounts Classified as Substandard or Below (1)
	Won Currency		Foreign Currency
	(in billions of Won)
Korea Deposit Insurance Corporation (A-/A3)	(Won)	25	(Won)	—	(Won)	—	(Won)	8,501	(Won)	5	—	(Won)	8,531		—	—
Samsung Electronics (A-/A3)		201		877		49		—		32	—		1,158		—	—
Kookmin Bank (BBB+/A3)		29		43		11		685		—	—		769		—	—
LG Electronics (AA-) (3)		—		397		8		17		282	—		704		—	—
LG Card (A) (3)		37		—		—		381		176	—		594		—	—
Shinhan Bank (BBB/Baa1)		39		—		—		456		—	—		495		—	—
Hyosung Corporation (A) (3)		147		182		—		24		102	—		456	(Won)	56	—
LG International Corp. (A) (3)		—		360		—		—		94	—		455		—	—
Industrial Bank of Korea (BBB+/A3)		211		—		—		232		—	—		444		—	—
Samsung Card (A+) (3)		—		—		—		395		1	—		396		—	—
Kia Motors (BB+/Ba2)		46		200		4		34		68	—		352		—	—
Hankook Tire (A+) (3)		30		182		2		—		125	—		339		3	—
Korea First Bank (BBB-/Baa3)		1		—		—		336		—	—		337		—	—
Cheil Jedang (AA-) (3)		16		184		—		32		42	—		274		—	—
Daewoo International Corporation (4)		—		93		14		—		151	—		257		—	—
Hyundai Merchant Marine (BBB-) (3)		20		235		—		—		—	—		256		10	—
POSCO (A-/A3)		14		5		9		37		180	—		244		—	—
Sun Capital (4)		88		—		—		—		144	—		231		—	—
Hyundai Motors (BB+/Ba1)		2		131		9		80		—	—		222		3	—
Korean Airlines (BBB+) (3)		19		167		1		3		20	—		211		—	—

Total	(Won)	925	(Won)	3,056	(Won)	107	(Won)	11,213	(Won)	1,422	—	(Won)	16,724	(Won)	72	—

(1)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.
(2)	As of December 31, 2003.
(3)	Credit ratings from one of the following domestic credit rating agencies in Korea: Korea Investors Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings, as S&P and Moody’s credit ratings were unavailable.
(4)	Credit ratings unavailable.

As of December 31, 2003, 12 of these top 20 borrowers were companies belonging to the 29 largest chaebols in Korea. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

As of December 31, 2003, we had total exposures of (Won)674 billion to LG Card in the form of loans, asset-backed securities and other debt securities issued by LG Card. Commencing in the second half of 2003, LG Card has been experiencing significant liquidity and asset quality problems. In November 2003, the creditor banks of LG Card (including our subsidiaries) agreed to provide a new (Won)2 trillion credit facility, secured by credit card receivables, to enable LG Card to resume cash operations. Our portion of this commitment was (Won)246 billion. Certain of LG Card’s creditor banks (including our subsidiaries) also agreed to extend the maturity of a portion of LG Card’s debt coming due in 2003 for one year, after the chairman of LG Group pledged his personal stake in LG Corp. (the group holding company), LG Investment & Securities and LG Card as collateral to offset future losses of LG Card. Our portion of this extension is (Won)246 billion. After the failure to auction LG Card to a buyer in December 2003, the principal creditors of LG Card tentatively agreed to a rescue plan in January 2004 under which the Korea Development Bank would acquire a 25% (subsequently adjusted to 26%) interest in LG Card and the other creditors would collectively acquire a 74% (subsequently adjusted to 73%) ownership interest following the completion of several debt-to-equity swaps contemplated for 2004. In addition, the creditors agreed to form a normalization steering committee for LG Card to oversee LG Card’s business operations. An extraordinary shareholders’ meeting of LG Card was held in March 2004 and a new chief executive officer as well as directors nominated by the normalization steering committee were elected. In February 2004, the creditors exchanged indebtedness of (Won)953.9 billion for shares constituting 54.8% of the outstanding share capital of LG Card. The creditors also extended (Won)1.59 trillion of new loans to LG Card, which will subsequently be converted into equity. LG Group also funded an additional (Won)800 billion to LG Card in the first quarter of 2004 (in addition to a (Won)185 billion capital increase as a result of LG Card’s issuance of new shares in December 2003). In May 2004, LG Card completed a capital write-down of 97.7% of its outstanding common stock and entered into a memorandum of understanding with the Korea Development Bank in connection with its restructuring plan. Following the capital write-down, the creditors plan to exchange a further (Won)2,545.5 billion of indebtedness into equity of LG Card. In addition, as LG Card required additional funding, the LG Group and the Korea Development Bank provided (Won)375 billion and (Won)125 billion, respectively, in the first quarter of 2004. In accordance with the plan, in February 2004, we swapped (Won)88 billion of LG Card debt for equity, extended (Won)176 billion of new loans to LG Card and purchased (Won)88 billion of new debt securities issued by LG Card, which loans and debt securities will also be converted into equity. After all such debt-to-equity conversions, we expect to own a 10.3% equity interest in LG Card and have (Won)246 billion of loans, (Won)80 billion of asset-backed securities and (Won)161 billion of debt securities of LG Card that will remain outstanding, which will be our total exposure with respect to LG Card.

As of December 31, 2003, we had total exposures of (Won)195 billion to SK Networks (formerly SK Global), all of which were classified as impaired under U.S. GAAP. In March 2003, the principal creditor banks of SK Networks commenced corporate restructuring procedures against SK Networks after the company publicly announced that its financial statements had understated its debt by (Won)1 trillion and overstated its profits by (Won)1.5 trillion in its financial statements. This admission resulted from a government investigation of a number of SK Group companies for unlawful stock transactions and accounting fraud, as a result of which 10 directors and officers of SK Group companies were indicted. In November 2003, SK Networks underwent a capital reduction and sold approximately (Won)1 trillion of its assets as part of its restructuring plan, and SK Corporation approved a (Won)850 billion debt-for-equity swap. SK Networks is currently under the joint management of its domestic creditors in accordance with its restructuring plan. In addition, in November 2003, Woori Bank and the ten other creditor banks to SK Networks received a warning from the Financial Supervisory Service for failing to provide accurate exposure information to the external auditors of SK Networks in connection with their audit of that company. The Financial Supervisory Service also issued a warning to Woori Securities and another Korean brokerage firm in connection with their involvement in assisting SK Networks to raise funds by issuing commercial paper.

As of December 31, 2003, our allowance against our loans and guarantees to SK Networks was (Won)78 billion, or 60.1% of the aggregate principal amount of our loans and guarantees to SK Networks.

As of December 31, 2003, we had total exposures of (Won)168 billion to Hynix Semiconductor, of which (Won)72 billion was classified as substandard or below. Beginning during the Asian financial crisis, Hynix Semiconductor has experienced significant financial difficulties. In connection with these difficulties, Hynix Semiconductor has been subject to workout and corporate restructuring procedures, under which its creditor financial institutions have provided it with significant financial assistance, including in the form of additional loans, extensions of maturities of various outstanding payment obligations, debt-equity swap transactions, guarantees of overseas borrowings and injections of additional capital. As of December 31, 2003, our allowance against our loans and guarantees to Hynix Semiconductor was (Won)43 billion, or 58.5% of the aggregate principal amount of our outstanding exposure to Hynix Semiconductor.

As of December 31, 2003, we downgraded the asset classification of our credit exposures to Hyundai Corporation from precautionary to substandard due to an increase in its capital deficit. As of December 31, 2003, our total exposure to Hyundai Corporation was (Won)115 billion. As of December 31, 2003, we had established allowances of (Won)32 billion, or 28.1% of our outstanding exposure to Hyundai Corporation.

Exposure to Chaebols

As of December 31, 2003, 9.7% of our total exposure was to the 29 largest chaebols in Korea. The following table shows, as of December 31, 2003, our total exposures to the ten chaebol groups to which we have the largest exposure.

	Loans				Equity Securities		Debt Securities		Guarantees and Acceptances		Credit Deriva- tives		Total Exposures		Collateral		Amount Classified as Precau- tionary or Below (1)		Amounts Classified as Substan- dard or Below (1)
Chaebol	Won Currency		Foreign Currency
	(in billions of Won)
Samsung	(Won)	268	(Won)	1,230	(Won)	229	(Won)	535	(Won)	283	(Won)	—	(Won)	2,545	(Won)	1		—		—
LG		300		1,056		19		198		541		12		2,126		170	(Won)	58		—
Hyundai Motors		69		393		20		272		132		—		886		4		—		—
Hanjin		95		531		3		11		28		—		668		16		—		—
Hyosung		183		252		—		27		123		—		585		62		—		—
Lotte		297		20		3		157		29		—		506		7		—		—
Hanhwa		265		87		—		33		91		—		476		214		—		—
SK		147		130		74		87		2		—		440		9		165	(Won)	160
Hankook Tire		42		243		2		—		127		—		414		11		—		—
Kumho		120		187		1		—		59		—		367		128		—		—

Total	(Won)	1,786	(Won)	4,129	(Won)	351	(Won)	1,320	(Won)	1,415	(Won)	12	(Won)	9,013	(Won)	622	(Won)	223	(Won)	160

(1)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.

We have significant exposure to several former Hyundai Group companies, former Daewoo Group companies and current and former SK Group companies, Ssangyong Group companies and LG Group companies, a number of which have been experiencing financial difficulties. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us” and “—Loan Portfolio—Loan Types—20 Largest Exposures by Borrowers.”

Exposure to Credit Card Companies

As of December 31, 2003, 1.09% of our total exposure was to Korean credit card companies. The following table shows, as of December 31, 2003, our total exposures to Korean credit card companies.

	Loans			Equity Securities		Asset- Backed Securities		Other Debt Securities		Guarantees and Acceptances		Total Exposures (1)
Credit Card Company	Won Currency		Foreign Currency
	(in millions of Won)
LG Card	(Won)	37	—		—	(Won)	80	(Won)	381	(Won)	176	(Won)	674
Samsung Card		—	—		—		85		395		1		481
BC Card		—	—	(Won)	43		—		—		—		43
Lotte Credit Card		—	—		—		—		20		—		20
Others		—	—		—		76		—		—		76

Total	(Won)	37	—	(Won)	43	(Won)	241	(Won)	796	(Won)	177	(Won)	1,294

(1)	Includes loans, debt and equity securities, asset-backed securities, guarantees and acceptances and other exposures.

In addition, our investment securities portfolio includes beneficiary certificates representing interests in investment trusts whose assets include securities issued by credit card companies. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to a number of Korean credit card companies and recent and future difficulties faced by those companies may have an adverse impact on us.”

Loan Concentration by Industry

The following table shows, as of December 31, 2003, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of total lending.

	Aggregate Loan Balance	Percentage of Total Loan Balance
	(in billions of Won)
Industry
Manufacturing	(Won)19,504	22.07%
Retail and wholesale	7,803	8.83
Hotel, leisure or transportation	5,779	6.54
Government and government agencies	116	0.13
Construction	4,449	5.04
Financial and insurance	1,518	1.72
Other	14,792	16.74

Total	(Won)53,961	61.07%

Loan Concentration by Size of Loans

The following table shows, as of December 31, 2003, the aggregate balances of our loans by outstanding loan amount.

Corporate

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Commercial and industrial loans
Up to (Won)100 million	(Won)	4,711	5.3%
Over (Won)100 million to (Won)1 billion		18,690	21.2
Over (Won)1 billion to (Won)10 billion		9,427	10.7
Over (Won)10 billion to (Won)50 billion		4,994	5.7
Over (Won)50 billion to (Won)100 billion		2,055	2.3
Over (Won)100 billion		765	0.9

Sub-total		40,642	46.0

Lease financing loans
Up to (Won)100 million		—	0.0
Over (Won)100 million to (Won)1 billion		—	0.0
Over (Won)1 billion to (Won)10 billion	(Won)	14	0.0
Over (Won)10 billion to (Won)50 billion		93	0.1%
Over (Won)50 billion to (Won)100 billion		13	0.0
Over (Won)100 billion		76	0.1

Sub-total		196	0.2

Trade financing loans
Up to (Won)100 million	(Won)	1,269	1.4%
Over (Won)100 million to (Won)1 billion		3,186	3.6
Over (Won)1 billion to (Won)10 billion		1,946	2.2
Over (Won)10 billion to (Won)50 billion		520	0.1
Over (Won)50 billion to (Won)100 billion		—	0.0
Over (Won)100 billion		—	0.0

Sub-total		6,922	7.8

Other commercial loans
Up to (Won)100 million	(Won)	647	0.7%
Over (Won)100 million to (Won)1 billion		1,863	2.1
Over (Won)1 billion to (Won)10 billion		852	0.9
Over (Won)10 billion to (Won)50 billion		692	0.8
Over (Won)50 billion to (Won)100 billion		200	0.2
Over (Won)100 billion		—	0.0

Sub-total		4,254	4.8

Foreign commercial and industrial loans
Up to (Won)100 million	(Won)	41	0.0
Over (Won)100 million to (Won)1 billion		329	0.4%
Over (Won)1 billion to (Won)10 billion		843	1.0
Over (Won)10 billion to (Won)50 billion		553	0.6
Over (Won)50 billion to (Won)100 billion		118	0.1
Over (Won)100 billion		—	0.0

Sub-total		1,884	2.1

Foreign trade financing loans
Up to (Won)100 million	(Won)	14	0.0
Over (Won)100 million to (Won)1 billion		9	0.0
Over (Won)1 billion to (Won)10 billion		40	0.1%
Over (Won)10 billion to (Won)50 billion		—	0.0
Over (Won)50 billion to (Won)100 billion		—	0.0
Over (Won)100 billion		—	0.0

Sub-total		63	0.1

Consumer

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
General purpose household loans (1)
Up to (Won)10 million	(Won)	4,067	4.6%
Over (Won)10 million to (Won)50 million		9,057	10.3
Over (Won)50 million to (Won)100 million		5,908	6.7
Over (Won)100 million to (Won)500 million		6,569	7.4
Over (Won)500 million to (Won)1 billion		899	1.0
Over (Won)1 billion to (Won)5 billion		216	0.2
Over (Won)5 billion to (Won)10 billion		28	0.0
Over (Won)10 billion to (Won)50 billion		15	0.0
Over (Won)50 billion		—	0.0

Sub-total		26,758	30.3

Mortgage
Up to (Won)10 million	(Won)	62	0.1%
Over (Won)10 million to (Won)50 million		1,190	1.4
Over (Won)50 million to (Won)100 million		1,697	1.9
Over (Won)100 million to (Won)500 million		626	0.7
Over (Won)500 million to (Won)1 billion		24	0.0
Over (Won)1 billion		—	0.0

Sub-total		3,599	4.1

Credit cards
Up to (Won)10 million	(Won)	3,886	4.4%
Over (Won)10 million to (Won)50 million		75	0.1
Over (Won)50 million to (Won)100 million		1	0.0
Over (Won)100 million		2	0.0

Sub-total		3,964	4.5

Foreign consumer loans
Up to (Won)10 million		—	0.0
Over (Won)10 million to (Won)50 million	(Won)	2	0.0
Over (Won)50 million to (Won)100 million		4	0.0
Over (Won)100 million to (Won)500 million		30	0.0
Over (Won)500 million to (Won)1 billion		17	0.0
Over (Won)1 billion to (Won)5 billion		30	0.0
Over (Won)5 billion		1	0.0
Sub-total		84	0.1%

Total	(Won)	88,366	100.0%

(1)	Includes home equity loans.

Maturity Analysis

The following table sets out, as of December 31, 2003, the scheduled maturities (time remaining until maturity) of our loan portfolio. The amounts disclosed are before deduction of allowance for loan losses.

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate
Commercial and industrial	(Won)	28,806	(Won)	9,440	(Won)	2,396	(Won)	40,642
Lease financing		19		154		23		196
Trade financing		6,922		—		—		6,922
Other commercial		3,196		551		507		4,254

Total corporate		38,943		10,145		2,926		52,014
Consumer
General purpose household (1)		14,214		12,417		127		26,758
Mortgage		585		2,780		234		3,599
Credit cards		2,891		1,073		—		3,964

Total consumer		17,690		16,270		361		34,321

Total domestic		56,633		26,415		3,287		86,335
Foreign
Corporate
Commercial and industrial		1,292		243		349		1,884
Lease financing		—		—		—		—
Trade financing		63		—		—		63
Other commercial		—		—		—		—

Total corporate		1,355		243		349		1,947
Consumer:
Total consumer		—		84		—		84

Total foreign		1,355		327		349		2,031

Total loans	(Won)	57,988	(Won)	26,742	(Won)	3,636	(Won)	88,366

(1)	Includes home equity loans.

A significant portion of our loans with maturities of one year is renewed annually. We typically roll over our working capital loans and consumer loans (other than those payable in installments) after we conduct our normal loan review in accordance with our loan review procedures. Under our internal guidelines, we may extend working capital loans on an annual basis for an aggregate term of three years. Those guidelines also allow us to extend consumer loans for another term on an annual basis for an aggregate term of up to three years.

Interest Rates

The following table shows, as of December 31, 2003, total amount of our loans that have fixed interest rates and variable or adjustable interest rates.

	Domestic		Foreign		Total
	(in billions of Won)
Fixed rate (1)	(Won)	22,443	(Won)	986	(Won)	23,429
Variable or adjustable rates (2)		63,892		1,045		64,937

Total loans	(Won)	86,335	(Won)	2,031	(Won)	88,366

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Asset and Liability Management.”

Asset Quality of Loans

Loan Classifications

The Financial Supervisory Commission generally requires Korean financial institutions to analyze and classify their assets by quality into one of five categories for Korean GAAP reporting purposes. In making these classifications, we take into account a number of factors, including the financial position, profitability and transaction history of the borrower, and the value of any collateral or guarantee taken as security for the extension of credit. This classification method, and our related provisioning policy, is intended to fully reflect the borrower’s capacity to repay.

The following is a summary of the asset classification criteria we apply for corporate and consumer loans, based on the asset classification guidelines of the Financial Supervisory Commission. Credit card receivables are subject to classification based on the number of days past due, as required by the Financial Supervisory Commission. We also apply different criteria for other types of credits such as loans to the Korean government or to government-related or controlled entities, certain bills of exchange and certain receivables.

Asset Classification	Characteristics
Normal	Credits extended to customers that, based on our consideration of their business, financial position and future cash flows, do not raise concerns regarding their ability to repay the credits.

Precautionary

Credits extended to customers that:

•     based on our consideration of their business, financial position and future cash flows, show potential risks with respect to their ability to repay the credits, although showing no immediate default risk; or

•     are in arrears for one month or more but less than three months.

Substandard

Either:

•     credits extended to customers that, based on our consideration of their business, financial position and future cash flows, are judged to have incurred considerable default risks as their ability to repay has deteriorated; or

•     the portion that we expect to collect of total loans (1) extended to customers that have been in arrears for three months or more, (2) extended to customers that have incurred serious default risks due to the occurrence of, among other things, final refusal to pay their debt instruments, entry into liquidation or bankruptcy proceedings, or closure of their businesses, or (3) extended to customers who have outstanding loans that are classified as “doubtful” or “estimated loss.”

Asset Classification	Characteristics
Doubtful

Credits exceeding the amount we expect to collect of total credits to customers that:

•      based on our consideration of their business, financial position and future cash flows, have incurred serious default risks due to noticeable deterioration in their ability to repay; or

•      have been in arrears for three months or more but less than twelve months.

Estimated Loss

Credits exceeding the amount we expect to collect of total credits to customers that:

•      based on our consideration of their business, financial position and future cash flows, are judged to have to be accounted as a loss as the inability to repay became certain due to serious deterioration in their ability to repay;

•      have been in arrears for twelve months or more; or

•      have incurred serious risks of default in repayment due to the occurrence of, among other things, final refusal to pay their debt instruments, liquidation or bankruptcy proceedings or closure of their business.

Loan Loss Provisioning Policy

We maintain our allowance for loan losses at a level that we believe is sufficient to absorb estimated probable losses inherent in our loan portfolio. We base our allowance for loan losses on our continuing review and evaluation of the loan portfolio, and it represents our best estimate of probable losses that we have incurred as of the balance sheet date. We evaluate the risk characteristics of the loan portfolio and consider factors such as past loss experience and the financial condition of the borrower to determine the level of the allowance. We charge the allowance for loan losses against income in the form of a provision for loan losses. Adjustments to the allowance due to changes in measurement of impaired loans are recognized through the provision for loan losses. Loan losses, net of recoveries, are charged directly to the allowance.

We consider a commercial loan impaired when, after consideration of current information and events, it is probable that we will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan. We consider the following types of loans to be impaired:

•	loans classified as “substandard” or below according to the Financial Supervisory Commission’s asset classification guidelines;

•	loans that are 30 days or more past due;

•	loans to companies that have received a warning from the Korean Federation of Banks indicating that companies have exhibited difficulties in making timely payments of principal and interest; and

•	loans that are “troubled debt restructurings” as defined under U.S. GAAP.

Once we have identified a loan as impaired, we generally measure the value of the loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If the measured value is less than the book value of the loan, we establish a specific allowance for the amount deemed uncollectible. Where the entire impaired loan or a portion of the impaired loan is secured by collateral or a guarantee, we consider the fair value of the collateral or the guarantee payment in establishing the level of the allowance. Alternatively, for impaired loans that are considered collateral dependent, we determine the amount of impairment by reference to the fair value of the collateral. In addition, for certain foreign corporate loans that are considered impaired, we determine the fair value by reference to observable market prices, when available.

We also establish allowances for losses for corporate loans that have not been individually identified as impaired, consumer loans and credit card balances. These allowances are based on the level of our expected loss, which is the product of default probability and loss severity. We establish the expected loss related to corporate loans that we do not deem to be impaired based on historical loss experience, which depends on the internal credit rating of the borrower, characteristics of the lending product and relevant collateral. We establish the expected loss related to consumer loans and credit card balances based on historical loss experience generally for a period of one year, which depends on delinquency and collateral.

In connection with the restructuring of delinquent credit card balances into loans, we do not make any adjustments to our historical loss experience as we incorporate historical loss experience based on the initial date on which the balances became overdue. We separately calculate historical loss experience for both the period from the time when the balances became overdue up to the date when the balances are restructured and after the balances have been restructured as loans.

For leases, we establish allowances using the same method we use to establish allowances for losses for corporate loans.

For guarantees, we establish allowances using the same method we use to establish allowances for our loans.

The actual amount of credit losses we incur may differ from our loss estimates as a result of changing economic conditions, changes in industry or geographic concentrations, or other factors. We monitor the differences between our estimated and actual incurred credit losses, and we undertake detailed periodic assessments of both individual loans and credit portfolios, the models we use to estimate incurred credit losses in those portfolios and the adequacy of our overall allowances.

Non-Accrual Loans and Past Due Accruing Loans

Except as discussed below, we generally cease to accrue interest on a loan and classify that loan as “non-accruing” when principal or interest payments become one day past due. Any unpaid interest previously accrued on these loans is reversed from income, and thereafter we recognize interest only to the extent we receive payments. In applying payments on delinquent loans, we first apply payments to the delinquent interest outstanding, then to non-delinquent interest, and then to the outstanding loan balance until the loan is paid in full. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current.

Foregone interest is the interest due on non-accrual loans that we have not accrued in our books. If we had not foregone interest of our non-accrual loans, we would have recorded gross interest income of (Won)646 billion, (Won)582 billion and (Won)470 billion for 2001, 2002 and 2003, respectively, on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2001, 2002 and 2003 was (Won)343 billion, (Won)197 billion and (Won)236 billion, respectively.

The category “accruing but past due one day” includes loans that are still accruing interest but on which principal or interest payments are contractually past due one day or more. We continue to accrue interest on loans that are fully secured by deposits or on which there are financial guarantees from the Korean government, the KDIC or certain financial institutions. The following table shows, as of the dates indicated, certain information relating to our non-accrual and past due loans.

	As of December 31,
	2000						2001						2002						2003
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	2,727	(Won)	123	(Won)	2,850	(Won)	3,086	(Won)	80	(Won)	3,166	(Won)	1,889	(Won)	91	(Won)	1,990	(Won)	1,732	(Won)	143	(Won)	1,875
Consumer (1)		485		—		485		624		—		624		2,506		—		2,506		2,336		—		2,336

Sub-total		3,212		123		3,335		3,710		80		3,790		4,405		91		4,496		4,068		143		4,211

Accruing loans which are contractually past due one day or more as to principal or interest (2)
Corporate		436		—		436		306		—		306		270		1		271		26		—		26
Consumer (1)		25		—		25		68		—		68		36		—		36		16		—		16

Sub-total		461		—		461		374		—		374		306		1		307		42		—		42

Total	(Won)	3,673	(Won)	123	(Won)	3,796	(Won)	4,084	(Won)	80	(Won)	4,164	(Won)	4,711	(Won)	92	(Won)	4,803	(Won)	4,110	(Won)	143	(Won)	4,253

(1)	Includes credit card balances of (Won)329 billion, (Won)702 billion and (Won)793 billion as of December 31, 2001, 2002 and 2003, respectively.
(2)	Includes accruing loans that are contractually past due 90 days or more in the amount of (Won)265 billion, (Won)250 billion and (Won)4 billion as of December 31, 2001, 2002 and 2003, respectively.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated. In line with industry practice, we have restructured a portion of our delinquent credit card balances as loans and substituted cash advances commencing in 2002.

	Normal				1-3 months				3-6 months				More than 6 months				Total
As of December 31,	Amount			%	Amount past due			%	Amount past due			%	Amount past due			%	Amount			%
	(in billions of Won)
2000	(Won)	57,155		95.3%	(Won)	713		1.2%	(Won)	303		0.5%	(Won)	1,781		3.0%	(Won)	59,952		100.0%
2001		57,977		94.9		336		0.5		177		0.3		2,606		4.3		61,096		100.0
2002		77,676	(1)	96.9		684	(2)	0.8		421	(3)	0.5		1,405	(4)	1.8		80,186	(5)	100.0
2003		86,194	(6)	97.5		623	(7)	0.7		956	(8)	1.1		593	(9)	0.7		88,365	(10)	100.0

(1)	Includes (Won)260 billion and (Won)422 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively.
(2)	Includes (Won)9 billion and (Won)90 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that have once again become past due.
(3)	Includes (Won)4 billion and (Won)13 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that have once again become past due.
(4)	Includes (Won)2 billion of previously delinquent credit card balances restructured into loans that have once again become past due. There were no delinquent cash advances that were replaced with substituted cash advances that once again became past due.
(5)	Includes (Won)275 billion and (Won)525 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, of which (Won)15 billion and (Won)13 billion respectively, have once again become past due.

(6)	Includes (Won)538 billion of previously delinquent credit card balances restructured into loans. There were no delinquent cash advances that were replaced with substituted cash advances.
(7)	Includes (Won)99 billion and (Won)2 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that have once again become past due.
(8)	Includes (Won)53 billion and (Won)266 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that have once again become past due.
(9)	Includes (Won)7 billion and (Won)66 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that have once again become past due.
(10)	Includes (Won)695 billion and (Won)334 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, of which (Won)159 billion and (Won)334 billion, respectively, have once again become past due.

Credit Exposures to Companies in Workout, Restructuring, Corporate Reorganization or Composition

Workout is a voluntary procedure through which we, together with borrowers and other creditors, restructure a borrower’s credit terms. Between 1998 and 2001, we joined with other financial institutions in Korea in establishing and implementing voluntary workout procedures. On July 18, 2001, the National Assembly of Korea adopted the Corporate Restructuring Promotion Act, which became effective in September 2001 and will expire on December 31, 2005. The Corporate Restructuring Promotion Act replaced the previously established workout procedures. The Act applies to more than 420 financial institutions in Korea, which include commercial banks, insurance companies, investment trust companies, securities companies, merchant banks, the KDIC and KAMCO. Under the Corporate Restructuring Promotion Act, all creditor financial institutions of a financially troubled borrower must participate in a creditors’ committee to prepare a restructuring plan. The approval of creditor financial institutions holding not less than 75% of the total debt outstanding of a borrower (as well as 75% of the total outstanding secured debt, if the restructuring plan includes debt restructuring) finalizes the borrower’s restructuring plan, including debt restructuring and provision of additional funds. Once approved, the plan is also binding on all the creditor financial institutions of the borrower. Any creditor financial institution that disagrees with the final restructuring plan approved by the creditors’ committee has the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting creditor financial institution fail to come to an agreement on the terms of purchase, a coordination committee consisting of seven experts will be set up to resolve the matter. These procedures may require us to participate in a plan that we do not agree with or may require us to sell our claims at prices that we do not believe are adequate. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio.”

Korean law also provides for corporate reorganization proceedings and composition proceedings, both of which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. That restructuring plan is subject to court approval. Corporate reorganization and composition proceedings differ in two principal ways. First, in a corporate reorganization, the court appoints a receiver who has the power, subject to court supervision, to conduct all of the company’s business and manage all of the company’s property and assets. In composition, however, the company’s existing management continues to manage the company and negotiate on its behalf with its major creditors to solve what will generally be interpreted as a temporary insolvency problem. Second, in corporate reorganization, any creditor whose claim against the company arose before the corporate reorganization proceeding began, whether secured or unsecured, may only enforce those claims in the manner and to the extent provided for in the reorganization plan. If a creditor intends to participate in a reorganization plan, it must file its claim with the court within a period fixed by the court. In composition, however, secured creditors are not subject to the composition plan, and are entitled to foreclose on their collateral outside the scope of the composition proceeding. To the extent that a secured creditor has any uncollected deficiency after it forecloses on its collateral, it may then participate in the composition proceeding as an unsecured creditor with respect to that balance.

The procedural and substantive aspects of Korean corporate reorganization and composition proceedings differ significantly from comparable proceedings in the United States. Examples of these differences include the following:

•	Korean corporate reorganization proceedings can only be initiated by a petition from the company, creditors with claims equal to one-tenth of the company’s paid-in capital or a shareholder owning at least 10% of a company’s outstanding share capital, while Korean composition proceedings can only be initiated by a petition from the company. U.S. bankruptcy proceedings can be initiated by the company or by a petition by three or more creditors (where the debtor has more than 5 creditors) holding claims that are not contingent as to liability or the subject of a bona fide dispute, whose unsecured claims amount to at least US$11,625 in the aggregate.

•	Unlike the United States, where insolvency proceedings begin automatically upon the filing of a petition, in Korea, a court must approve an application for reorganization or composition before the proceeding may commence. During the period in which an application for Korean reorganization or composition proceeding is pending, the debtor can continue to dispose of its assets or incur additional liabilities until the court acts to freeze its assets and liabilities through a preservation order. Once the court approves commencement of a proceeding, assets and liabilities are frozen, although in a composition proceeding secured creditors may continue to seek satisfaction outside the proceeding. Filing of a bankruptcy proceeding in the United States triggers an automatic stay that generally prevents any creditor from taking steps to collect pre-bankruptcy debts, including foreclosure on security by secured creditors.

•	Under Korean reorganization proceedings, the court will appoint a receiver to manage the company, while Korean composition proceedings permit existing management to continue to operate the company with a receiver being appointed to advise the company and represent the court’s interests. While a trustee is appointed in U.S. liquidation proceedings, U.S. bankruptcy reorganization proceedings generally allow management to remain in control as the “debtor in possession,” but require court approval of any transactions outside the ordinary course of business.

•	As a practical matter, a Korean receiver appointed in connection with a reorganization proceeding will usually draft the reorganization plan. Under a composition plan, submitting such a plan is the responsibility of the company. Under U.S. bankruptcy law, the debtor is generally the only party that may file a reorganization plan for the first 120 days following the filing of the bankruptcy petition, after which time any party that has a “substantial stake” in the outcome may file a plan, unless the bankruptcy court extends the debtor’s exclusive period for proposing a plan.

•	Approval of a Korean reorganization plan must be affirmed by unsecured creditors holding claims totaling not less than two-thirds of the total number of such claims that have voting rights and secured creditors holding reorganization claims totaling not less than three-quarters of such claims that have voting rights, while a composition plan must be approved by the affirmative vote of both (a) a simple majority of all creditors that attend the creditors’ meeting and (b) creditors who hold three-fourths or more of the total monetary value of filed claims. Under U.S. bankruptcy law, only creditors whose rights are impaired or altered will have the right to vote on a plan. Voting occurs by class of similarly situated creditors, and must be approved by creditors holding a majority in number and two-thirds in amount of the allowed claims of each class that have voted on the plan. A U.S. bankruptcy court has the ability to force non-consenting creditor classes to accept a plan in certain circumstances. In both Korea and the United States, once a plan has been approved, it must be authorized by a court and the requisite creditors.

A portion of our loans to and debt securities of corporate customers are currently in workout or restructuring. As of December 31, 2003, (Won)1,194 billion, or 1.1%, of our total loans and debt securities were in workout or restructuring. This included (Won)1,145 billion of loans to and debt securities of large corporate borrowers in workout or restructuring and (Won)49 billion of loans to and debt securities of small- and medium-sized enterprises in workout or restructuring, which represented 95.9% and 4.1% of our loans to and debt securities of such customers and 1.0% and 0.04% of our total loans and debt securities, respectively. Currently, a specialized unit in each of our banking subsidiaries manages their workout or restructured loans. At Woori Bank, for example, the corporate finance group manages its workout and restructured loans. Upon approval of a workout or restructuring plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout or restructuring, corporate reorganization or composition, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for loan losses.

The following table shows, as of December 31, 2003, our ten largest exposures that were in workout or restructuring, including composition or court receivership.

Company (Domestic Credit Rating) (1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities		Guarantees and Acceptances		Credit Derivatives	Total Exposures		Collateral		Amounts Classified as Substandard or Below (2)		Amounts Written Off in Debt Restructuring (3)		Allowance
	(in billions of Won)
Daewoo International Corporation (4)		—	(Won)	93	(Won)	14		—	(Won)	151	—	(Won)	258		—		—	(Won)	2	(Won)	1
SK Networks (C)	(Won)	127		—		60	(Won)	5		2	—		194	(Won)	4	(Won)	160		—		78
Hynix Semiconductor (4)		—		48		95		—		25	—		168		4		72		600		43
Daewoo Electronics Corp. (4)		112		6		—		—		41	—		159		—		—		3		17
KP Capital (4)		—		82		44		—		13	—		139		—		—		—		2
Daewoo Construction (BBB+)		—		—		106		1		10	—		117		—		—		—		—
Hyundai Corporation (C)		—		63		30		—		22	—		115		7		83		—		32
GM Daewoo Auto & Technology (4)		—		103		—		—		—	—		103		—		—		391		29
Hyundai Engineering & Construction Co., Ltd. (A)		4		4		49		10		28	—		95		—		—		47		2
Ssangyong Corporation (B-)		19		22		23		—		16	—		80		—		53		—		25

Total	(Won)	262	(Won)	421	(Won)	421	(Won)	16	(Won)	308	—	(Won)	1,428	(Won)	15	(Won)	368	(Won)	1,043	(Won)	229

(1)	Credit rating as of December 31, 2003, from one of the following Korean credit agencies: Korea Investors Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings.
(2)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.
(3)	Not included in exposures.
(4)	Credit rating unavailable.

Troubled Debt Restructurings

The following table presents, as of the dates indicated, our loans that are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2000					2001					2002						2003
	Domestic		Foreign	Total		Domestic		Foreign	Total		Domestic		Foreign		Total		Domestic		Foreign		Total
	(in billions of Won)
Loans not included in “non-accrual and past due loans” which are classified as “troubled debt restructurings”	(Won)	3,816	—	(Won)	3,816	(Won)	3,476	—	(Won)	3,476	(Won)	1,286	(Won)	2	(Won)	1,288	(Won)	363	(Won)	3	(Won)	366

For 2003, interest income that we would have recorded under the original contract terms of restructured loans amounted to (Won)40 billion, of which we reflected (Won)13 billion as interest income for 2003.

Potential Problem Loans

As of December 31, 2003, we had (Won)1,120 billion of corporate loans that were current as to payment of principal and interest but where we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. These amounts were classified as impaired and therefore included in our calculation of specific loan loss allowance under U.S. GAAP. Potential problem loans are precautionary loans that we determine, through our internal loan review process, require close management and increased provisioning due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business.

Other Problematic Interest Earning Assets

We have received certain other interest earning assets in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2003, such assets, which consisted of debt securities, had an aggregate book value of (Won)608 billion and an aggregate market value of (Won)608 billion.

Non-Performing Loans

Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Supervisory Commission’s asset classification criteria. See “—Loan Classifications” above. The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio.

	As of December 31,
	2001		2002			2003
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	6,015	(Won)	3,576	(1)	(Won)	2,594	(2)
As a percentage of total loans		9.8%		4.5%			2.9%

(1)	Excludes (Won)269 billion and (Won)512 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that were classified as normal or precautionary.
(2)	Excludes (Won)635 billion and (Won)2 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that were classified as normal or precautionary.

The above amounts do not include loans classified as substandard or below that we or any of our predecessor entities sold to KAMCO or to special purpose companies established in connection with our joint venture with Lehman Brothers. See “—Sales of Substandard or Below Loans.”

We have also issued securities backed by non-performing loans and other assets. Some of these transactions involved transfers of loans through securitizations where control of the loans has not been surrendered and, therefore, are not treated as sale transactions. Instead, the assets remain on our balance sheet with the securitization proceeds treated as secured borrowings. These securities are included in the table above. See “—Funding—Secured Borrowings.”

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan.

	As of December 31,
	2001			2002			2003
	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	3,226	53.6%	(Won)	1,768	49.5%	(Won)	1,046	40.3%
Lease financing		288	4.8		—	—		—	—
Trade financing		648	10.8		463	12.9		202	7.8
Other commercial		1,334	22.2		751	21.0		193	7.4

Total corporate		5,496	91.4		2,982	83.4		1,441	55.5

Consumer
General purpose household (1)		134	2.2		145	4.0		302	11.6
Mortgage		3	—		10	0.3		94	3.6

Total consumer		137	2.2		155	4.3		396	15.2
Credit cards		191	3.2		352	8.5		673	26.0

Total domestic		5,824	96.8		3,439	96.2		2,509	96.7
Foreign
Corporate
Commercial and industrial		191	3.2		135	3.8		84	3.3
Lease financing		—	—		—	—		—	—
Trade financing		—	—		2	—		—	—
Other commercial		—	—		—	—		—	—

Total corporate		191	3.2		137	3.8		84	3.3
Consumer		—	—		—	—		—	—

Total foreign		191	3.2		137	3.8		84	3.3

Total non-performing loans	(Won)	6,015	100.0%	(Won)	3,576	100.0%	(Won)	2,594	100.0%

(1)	Includes home equity loans.

Top 20 Non-Performing Loans

As of December 31, 2003, our 20 largest non-performing loans accounted for 20.9% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans.

	Gross principal outstanding		Allowance for loan losses		Collateral		Industry
	(in billions of Won)
Borrower A	(Won)	67	(Won)	7	(Won)	24	Construction
Borrower B		62		32		5	Retail and wholesale
Borrower C		59		39		—	Other
Borrower D		58		14		56	Manufacturing
Borrower E		58		78		4	Retail and wholesale
Borrower F		49		43		4	Manufacturing
Borrower G		37		25		—	Retail and wholesale
Borrower H		33		10		5	Manufacturing
Borrower I		19		16		21	Manufacturing
Borrower J		17		11		—	Retail and wholesale
Borrower K		16		7		—	Manufacturing
Borrower L		15		9		—	Retail and wholesale
Borrower M		8		2		8	Manufacturing
Borrower N		8		2		3	Manufacturing
Borrower O		7		3		5	Other
Borrower P		7		7		—	Retail and wholesale
Borrower Q		7		7		—	Manufacturing
Borrower R		6		1		5	Manufacturing
Borrower S		6		2		—	Manufacturing
Borrower T		5		3		—	Manufacturing

Total	(Won)	542	(Won)	318	(Won)	140

Non-Performing Loan Strategy

One of our goals is to improve our asset quality, in part by reducing our non-performing loans. We are in the process of integrating the credit risk management systems of our subsidiaries, which we believe will reduce our risks relating to future non-performing loans. Our credit rating systems are designed to prevent our subsidiaries from extending new loans to high-risk borrowers as determined by their credit rating. Our credit monitoring systems are designed to bring any sudden increase in a borrower’s credit risk to the attention of our subsidiaries, which then closely monitor such loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

Each of our subsidiaries has a unit that is responsible for managing non-performing loans. At Woori Bank, for example, the corporate finance group generally oversees the process for resolving non-performing loans transferred to it by other Woori Bank business units. We believe that by centralizing the management of our non-performing loans within each subsidiary, we can become more effective in dealing with the issues relating to these loans by pooling institutional knowledge and creating a more specialized workforce.

When a loan becomes non-performing, the units at our banking subsidiaries that are responsible for monitoring non-performing loans will begin a due diligence review of the borrower’s assets, send a notice demanding payment or stating that we will take legal action, and prepare for legal action. At the same time, we initiate our non-performing loan management process, which begins with:

•	identifying loans subject to a proposed sale by assessing the estimated losses from such sale based on the estimated recovery value of collateral, if any, for such non-performing loans;

•	identifying loans subject to charge-off based on the estimated recovery value of collateral, if any, for such non-performing loans and the estimated rate of recovery of unsecured loans; and

•	on a limited basis, identifying corporate loans subject to normalization efforts based on the cash-flow situation of the borrower.

Once we have confirmed the details of a non-performing loan, we make efforts to recover amounts owed to us. Methods for resolving non-performing loans include the following:

•	commencing collection proceedings;

•	commencing legal actions to seize collateral;

•	writing off these amounts, transferring them to specific subsidiaries in charge of collections and authorizing those subsidiaries to recover what they can with respect to these amounts or to sell these loans to third parties; and

•	with respect to large corporations, commencing or participating in voluntary workouts or restructurings mandated by Korean courts.

In addition to making efforts to collect on our non-performing loans, we also undertake measures to reduce the overall level of our non-performing loans. These measures include:

•	selling our non-performing loans to special purpose companies established in connection with our joint venture with Lehman Brothers; and

•	selling our non-performing loans to third parties, including KAMCO.

See “—Sales of Substandard or Below Loans.” We generally expect to suffer a partial loss on loans that we sell or securitize, to the extent such sales and securitizations are recognized as such under U.S. GAAP.

Foreclosure and Collateral

We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2001, 2002 and 2003, we foreclosed on collateral we obtained with respect to loan balances representing approximately 1% of our average interest bearing loan balances in each of those periods. We believe, based on our general understanding of the U.S. banking industry, that we generally foreclose on collateral somewhat less frequently than similarly situated U.S. banks.

In Korea, there is no legal requirement for financial institutions to maintain a particular loan-to-value ratio. Accordingly, in line with Korean market practice, we do not have an internal policy that requires us to maintain a particular loan-to-value ratio when extending loans to our customers. Korean financial institutions, including us, maintain general policies to assess a potential customer’s eligibility for loans based on that entity’s credit quality, rather than requiring a particular level of collateral, especially in the case of large corporate borrowers. As a result, the ratio of our collateral to non-performing corporate loans is relatively low when compared with our total exposures. For secured consumer loans, however, we generally impose limits on loan amounts based on the collateral we receive. See “—Consumer Banking—Lending Activities.”

We reflect this collateral level when we estimate the future cash flow for our loans, which we calculate using a discounted cash flow method. With respect to loans to borrowers that we do not believe will be going concerns in the future, the lower collateral ratio has a direct effect on cash flow estimates and results in a higher level of allowances. With respect to loans to borrowers that we expect to be going concerns, the lower collateral ratio has an effect on cash flow estimates but we also consider other factors, including future operating income and future asset disposals and restructuring, in determining allowance levels. Accordingly, for these latter borrowers, the effect of lower collateral levels on allowances is mitigated by other characteristics of the borrower, and that lower collateral level will not necessarily result in a higher level of allowances.

Sales of Non-Performing Loans

The overall asset quality of our loan portfolio has changed significantly in recent years as a result of sales of non-performing loans. These sales have been made primarily to KAMCO and, more recently, to special purpose companies established in connection with our joint venture with Lehman Brothers.

The following table sets forth information regarding our sales of loans for the periods indicated.

	Year Ended December 31,
	2001						2002						2003
Purchaser	Principal Amount Sold (1)		Sale Price		Gain (Loss)		Principal Amount Sold		Sale Price		Gain (Loss)		Principal Amount Sold		Sale Price		Gain (Loss)
	(in billions of Won)
KAMCO	(Won)	611	(Won)	125	(Won)	1	(Won)	325	(Won)	224	(Won)	26	(Won)	515	(Won)	357		—
Lehman Brothers joint venture special purpose companies		—		—		—		1,501		364		—		1,230		242		—
Others		730		282		141		33		2		32		1,270		602	(Won)	45

Total	(Won)	1,341	(Won)	407	(Won)	142	(Won)	1,859	(Won)	590	(Won)	58	(Won)	3,015	(Won)	1,201	(Won)	45

Korea Asset Management Corporation

In December 1997, in response to difficulties faced by Korean financial institutions as a result of the severe economic downturn in Korea, the Korean government authorized KAMCO to purchase from those institutions certain assets (which were primarily classified as substandard or below) at discounted prices. From 1997 through December 31, 2003, we and our predecessor entities sold an aggregate of (Won)7,785 billion of substandard or below loans to KAMCO.

Pursuant to the terms of the sales, KAMCO can require us to repurchase any substandard or below loans we have sold to it in the event that:

•	the underlying documentation of the loan is incomplete;

•	there is a flaw in the perfection of any security interest underlying the loan; or

•	certain litigation regarding the loan is pending.

In addition, we may be required to repurchase any loan relating to a borrower that has applied to a court for reorganization or that is the subject of reorganization proceedings at the time the loan was sold to KAMCO if a court rejects the application for reorganization, disapproves the reorganization plan or fails to approve the reorganization plan within two years of the sale. We may also be required to repurchase a loan if a court determines that the borrower cannot meet the terms of the repayment schedule developed in the reorganization proceeding. The ability of KAMCO to exercise its right to require us to repurchase loans sold is without limit. As of December 31, 2003, the aggregate principal amount of loans subject to these repurchase rights was (Won)358 billion. As of that date, we recorded a liability of (Won)135 billion relating to those loans, representing our estimated obligation to make repurchases. See “Item 3D. Risk Factors—Other risks relating to our business—We sold assets with repurchase obligations by us to the Korea Asset Management Corporation and provided substantial amounts of assets as collateral in connection with our secured borrowings, and could be required to make payments and realize losses in the future relating to those assets.”

Joint Venture with Lehman Brothers

In September 2002, we entered into a joint venture arrangement with Lehman Brothers Holdings Inc. to facilitate the disposal of our substandard or below loans. Under the joint venture arrangement, special purpose companies are established to purchase substandard or below loans from us and to securitize such loans by issuing asset-backed securities. The majority (approximately 70%) of the equity of each special purpose company is owned by a third party, an affiliate of Lehman Brothers, which is independent of us. The same third party also holds the majority of the voting rights in that special purpose company. We hold the remainder of the equity and the voting rights in each special purpose company. We account for these equity interests using the equity method of accounting, as we are able to exercise significant influence over the operations of these entities.

While we are not obligated to sell any loans pursuant to the arrangement, affiliates of Lehman Brothers have priority negotiation rights with respect to any sale of substandard or below loans by us. Under the arrangement, an affiliate of Lehman Brothers is required to purchase more than 50% of the asset-backed securities and equity interests issued by any such special purpose company, and our subsidiary, Woori F&I Co., Ltd. is required to purchase the remaining amount. Each special purpose company issued one tranche of asset-backed securities and equity interests. The asset-backed securities were offered in private placements and were not assigned a credit rating. The asset-backed securities that we purchase are classified as investment securities in our financial statements. We continue to hold approximately 30% of the asset-backed securities issued by each special purpose company, which as of December 31, 2003 amounted to (Won)52 billion of bonds and (Won)33 billion of equity investments.

As part of this arrangement, in September 2002, we and an affiliate of Lehman Brothers established a joint venture company, Woori Capital Advisors Asset Management Co., Ltd., to manage the substandard or below loans purchased from us by the special purpose companies. Woori Capital Advisors Asset Management is 51% owned by our subsidiary, Woori F&I, and 49% owned by an affiliate of Lehman Brothers. It receives asset management fees from the special purpose companies, as well as a performance fee based on a percentage of asset resolutions.

In connection with this arrangement, an affiliate of Lehman Brothers has agreed to purchase up to US$250 million of our convertible bonds convertible into shares of our common stock. The amount of these convertible bonds that an affiliate of Lehman Brothers will actually be required to purchase from time to time depends on the amount of substandard or below loans that we sell pursuant to the joint venture arrangement. These convertible bonds have a nominal interest rate of zero percent and mature three years from the issue date. The bonds become convertible one year after the issue date, and are convertible until one month before maturity. The conversion price for the bonds is set upon issue, at a level equal to 115% of the prevailing market price of our common stock. We issued an aggregate of US$52 million of convertible bonds with conversion prices of (Won)5,588 and (Won)7,313 to an affiliate of Lehman Brothers in September and December 2002, US$39 million and (Won)20 billion of convertible bonds with a conversion price of (Won)5,380 in March 2003 and an additional US$1 million of convertible bonds with a conversion price of (Won)7,228 in July 2003. Although these convertible bonds have a nominal interest rate of zero percent, Lehman Brothers will receive a guaranteed yield upon maturity ranging from approximately 2.2% to 3.7% if it chooses not to exercise the conversion option.

From September 2002 through the end of 2003, we sold substandard or below loans with an aggregate outstanding principal balance of (Won)3.4 trillion, all of which were sold to a special purpose company under the joint venture arrangement, and received proceeds of (Won)756 billion from those sales.

Allocation of Allowances for Loan Losses

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type.

	As of December 31,
	1999			2000			2001			2002			2003
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	1,979	39.8%	(Won)	2,934	45.4%	(Won)	2,085	48.2%	(Won)	1,724	45.7%	(Won)	926	32.7%
Lease financing		—	—		276	4.3		187	4.3		13	0.4		2	0.1
Trade financing		1,293	26.0		891	13.8		638	14.8		542	14.4		222	7.8
Other commercial		1,303	26.2		1,965	30.4		919	21.3		528	14.0		140	4.9

Total corporate		4,575	92.0		6,066	93.9		3,829	88.6		2,807	74.5		1,290	45.5
Consumer
General purpose household (1)		48	1.0		58	0.9		70	1.6		117	3.1		232	8.2
Mortgage		3	0.1		6	0.1		3	0.1		5	0.1		29	1.0

Total consumer		51	1.1		64	1.0		73	1.7		122	3.2		261	9.2
Credit cards		35	0.7		68	1.1		219	5.0		656	17.4		1,120	39.6

Total domestic		4,661	93.8		6,198	96.0		4,121	95.3		3,585	95.1		2,671	94.3
Foreign
Corporate
Commercial and industrial		305	6.1		258	4.0		139	3.2		184	4.9		161	5.7
Lease financing		—	—		—	—		—	—		—	—		—	—
Trade financing		5	0.1		1	—		63	1.5		1	—		—	—
Other commercial		—	—		—	—		—	—		—	—		—	—

Total corporate		310	6.2		259	4.0		202	4.7		185	4.9		161	5.7
Consumer		—	—		—	—		—	—		—	—		1	—

Total foreign		310	6.2		259	4.0		202	4.7		185	4.9		162	5.7

Total allowance for loan losses	(Won)	4,971	100.0%	(Won)	6,457	100.0%	(Won)	4,323	100.0%	(Won)	3,770	100.0%	(Won)	2,834	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our allowances for loan losses for the periods indicated.

	Year ended December 31,
	2000		2001		2002		2003
	(in billions of Won)
Balance at the beginning of the period	(Won)	4,971	(Won)	6,457	(Won)	4,323	(Won)	3,770
Amounts charged against income		1,434		1,114		1,247		2,313
Allowance relating to guarantees and acceptances transferred to loans		96		316		168		271
Allowance relating to loans acquired in acquisitions of Woori Securities, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea		1,960		—		43		3
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(612)		(700)		(303)		(676)
Lease financing		—		—		(3)		(9)
Trade financing		(288)		(387)		(108)		(231)
Other commercial		(705)		(1,363)		(319)		(191)

Total corporate		(1,605)		(2,450)		(733)		(1,108)
Consumer
General purpose household (1)		(25)		(33)		(16)		(84)
Mortgage		—		—		(1)		(1)

Total consumer		(25)		(33)		(17)		(85)
Credit cards		(175)		(236)		(475)		(1,384)

Total domestic		(1,805)		(2,719)		(1,225)		(2,577)
Foreign		(124)		(235)		(76)		(159)
Allowance relating to loans sold		(237)		(626)		(964)		(1,653)

Total gross charge-offs (2)		(2,166)		(3,580)		(2,265)		(4,388)

Recoveries:
Domestic
Corporate
Commercial and industrial	(Won)	46	(Won)	9	(Won)	257	(Won)	539
Lease financing		—		—		9		—
Trade financing		16		3		32		50
Other commercial		56		2		11		237

Total corporate		118		14		309		826
Consumer
General purpose household (1)		17		7		10		2
Mortgage		1		1		—		—

Total consumer		18		8		10		2
Credit cards		6		2		61		17

Total domestic		142		24		380		845
Foreign		8		1		3		2

Total recoveries (3)		150		25		383		847

Net charge-offs		(2,016)		(3,555)		(1,882)		(3,542)
Allowance related to loans transferred to held-for-sale		—		—		(141)		—
Foreign exchange translation effects		12		(9)		12		18

Balance at the end of the period	(Won)	6,457	(Won)	4,323	(Won)	3,770	(Won)	2,834

Ratio of net charge-offs during the period to average loans outstanding during the period (4)		5.95%		6.84%		3.08%		4.17%

(1)	Includes home equity loans.
(2)	In 1999, our total gross charge-offs amounted to (Won)837 billion.
(3)	In 1999, our total gross recoveries amounted to (Won)52 billion.
(4)	Includes amounts relating to allowance related to loans transferred to held-for-sale.

Loan Charge-Offs

Each of our subsidiaries adheres to the credit approval process we have implemented, which includes assessing credit risk before extending loans and monitoring outstanding loans, in order to minimize loans that must be charged off. To the extent charge-offs are required, our subsidiaries follow charge-off policies aimed at maximizing accounting transparency, minimizing any waste of resources in managing loans which have a low probability of being collected and reducing our non-performing loan ratio.

Loans To Be Charged Off

Our subsidiaries charge off loans that are deemed to be uncollectible by virtue of their falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency, bankruptcy, compulsory execution, disorganization, dissolution or the shutting down of the business of the debtor;

•	loans for which collection is not foreseeable due to the death or disappearance of the debtor;

•	loans for which expenses of collection exceed the collectable amount;

•	loans on which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards that have been overdue for more than six months;

•	payments outstanding on corporate and consumer loans (other than credit card receivables) that have been overdue for more than 12 months; or

•	the portion of loans classified as “estimated loss,” net of any recovery from collateral, which is deemed to be uncollectible.

Procedure for Charge-off Approval

In order to charge off a loan, loan management business units at each of our banking subsidiaries work together with the business units in charge of investigating charged-off loans and financial planning. Together, they submit, on a quarterly basis, a list of loans to be charged off to the Audit Committee of the relevant subsidiary for review and internal approval. After internal approval is received, this list is submitted to the Financial Supervisory Service for tax credit recognition purposes. With respect to unsecured consumer loans and credit card receivables, however, we follow a different procedure relating to the length of time overdue amounts have been outstanding. Specifically, we charge off all unsecured consumer loans that are overdue for more than 12 months and all credit card receivables that are overdue for more than six months.

Treatment of Loans Charged Off

Once loans are charged off, we classify them as charged-off loans. In the case of Woori Bank, these loans are then transferred to a wholly-owned subsidiary, Woori Credit Information, that is in charge of collections. It will attempt to recover amounts owed or to sell these loans to third parties.

In the case of collateralized loans, our general policy is to petition a court to foreclose and sell the collateral through a court-supervised auction if a collateralized loan becomes overdue for more than three months. If a debtor still fails to repay and the court grants its approval for foreclosure, we will sell the collateral, net of expenses incurred from the auction.

Credit Rehabilitation Programs for Delinquent Consumer Borrowers

In light of the rapid increase in delinquencies in credit card and other consumer credit in recent years, and concerns regarding potential social issues posed by the growing number of individuals with bad credit, the Korean government has implemented a number of measures intended to support the rehabilitation of the credit of delinquent consumer borrowers. These measures may affect the amount and timing of our collections and recoveries on our delinquent consumer credits.

In 2002, the Financial Supervisory Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. As of February 2004, 188 financial institutions in Korea were parties to this agreement. Upon application to the Credit Counseling and Recovery Service and approval of a majority of unsecured and two-thirds of secured creditor financial institutions, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding (Won)300 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit.

Furthermore, in March 2004, the Korean National Assembly passed the Individual Debtor Rehabilitation Law, which becomes effective in September 2004. Under this law, a qualified individual debtor with outstanding debts in an amount within (Won)1 billion for secured debt and/or (Won)500 million for unsecured debt, to be determined by the Supreme Court, may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

In addition, in May 2004, the Korean government implemented a so-called “bad bank” program for delinquent consumer debt by establishing Badbank Harmony Co., Ltd., pursuant to an agreement among approximately 620 financial institutions in Korea. Badbank Harmony, whose assets are managed by KAMCO, was incorporated by KAMCO with paid-in capital of (Won)100 million and will be further capitalized by contributions from various financial institutions in Korea, including us. The program is available to individual borrowers with payment obligations to two or more financial institutions that are overdue by one month or more (of which at least one payment obligation is overdue by six months or more) in an aggregate amount less than (Won)50 million as of March 10, 2004. Under the program, during a three-month period starting from May 20, 2004, qualified “credit delinquent persons” may restructure their debt and rehabilitate their credit by obtaining a long-term, low-interest loan from Badbank Harmony and using the proceeds of such loan to pay off their existing debts.

Securities Investment Portfolio

Investment Policy

Our subsidiaries invest in and trade Won-denominated securities and, to a lesser extent, foreign currency-denominated securities for their own account to:

•	maintain asset stability and diversification;

•	maintain adequate sources of back-up liquidity to match funding requirements; and

•	supplement income from core lending activities.

Team managers of the treasury and investment banking departments of our subsidiaries supervise the respective subsidiary’s investment and trading activities. In making securities investments, our subsidiaries take into account a number of factors, including external broker analyses and internal assessments of macroeconomic trends, industry analysis, credit evaluation and trading history in determining whether to make particular investments in securities.

Our investments in debt securities include primarily bonds issued by government-related entities, as well as corporate bonds that have been guaranteed by banks (other than merchant banks), government-related funds or privately capitalized funds that we consider to have a low credit risk. A significant portion of our investment securities comprise KDIC debentures that we received pursuant to the KDIC’s recapitalization of our predecessor entities. As of December 31, 2003, we owned (Won)8,501 billion of these debentures, which represent 32.7% of our investment securities. See “Item 4A. History and Development of the Company—Establishment of Woori Finance Holdings.”

Our securities investments are subject to various guidelines, including limitations prescribed under the Bank Act. Under these regulations, each of our subsidiaries must limit its investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and Korean government bonds) to 60% of the sum of its total Tier I and Tier II capital amount (less any capital deductions). Each of our subsidiaries is also generally prohibited from purchasing or retaining permanent ownership interests in equity securities of other banking institutions or acquiring more than 15% of the shares with voting rights issued by any other corporation. Each of our subsidiaries and their respective trust accounts is also prohibited from acquiring the shares of any of our “major shareholders,” as defined in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Stockholder,” in excess of an amount determined by the Enforcement Decree within a maximum limit of 1% of the sum of our Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity” and “—Restrictions on Shareholdings in Other Companies.”

Our and our subsidiaries’ investments in foreign currencies are subject to certain limits and restrictions specified in our and our subsidiaries’ internal guidelines relating to country exposure, a single issuer and type of security exposure, and total investments by individual business units.

The following table sets out the definitions of the five types of securities investments we hold:

Category	Classification	Valuation Method
Trading securities	Securities held in anticipation of short-term market movements, which have been acquired for the purpose of short-term capital gains.	Marked-to-market and reported at fair value. We record unrealized gains and losses in income. Trading securities held by our overseas branches are stated at market value unless otherwise required by regulatory authorities in countries where the overseas branches are located

Available-for-sale securities	Securities not classified as held to maturity or trading or other investments. Securities are classified as available-for-sale when we intend to hold them for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs.	Marked-to-market and reported at fair value, with unrealized gains and losses being recorded in other comprehensive income as unrealized gain or loss on valuation of investment securities. If the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement

Category	Classification	Valuation Method
Held-to-maturity securities	Debt securities are classified as held-to-maturity securities when we have the positive ability and intent to hold until maturity.	Valued at acquisition cost, adjusted for accretion or amortization of discounts and premiums. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Other investments	Equity securities where we exercise significant influence over the operating and financial policies of an investee.	Valued pursuant to the equity method of accounting, based on net asset value. We reflect our share in net income or net loss of these entities in our income statement. Changes in retained earnings, capital surplus or other capital accounts of these entities are accounted for as adjustments to our retain earnings or capital adjustments, consistent with the manner reflected in these entities’ financial statements.

	Equity investment securities that do not have a readily determinable fair value.	Valued at acquisition cost. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated.

	As of December 31,
	2001				2002				2003
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Trading securities
Equity securities	(Won)	120	(Won)	120	(Won)	179	(Won)	179	(Won)	271	(Won)	271
Beneficiary certificates		362		362		399		399		307		307
Debt securities
Korean treasury securities and government agency securities		2,179		2,179		1,601		1,601		1,823		1,823
Debt securities issued by financial institutions		343		343		532		532		501		501
Corporate debt securities		917		917		720		720		920		920

Total—Trading		3,921		3,921		3,431		3,431		3,822		3,822
Available-for-sale securities
Equity securities	(Won)	301	(Won)	301	(Won)	217	(Won)	217	(Won)	280	(Won)	280
Beneficiary certificates		1,060		1,060		1,017		1,017		391		391
Debt securities
Korean treasury securities and government agency securities		5,276		5,276		6,463		6,463		6,618		6,618
Debt securities issued by financial institutions		782		782		1,709		1,709		2,248		2,248
Corporate debt securities		1,320		1,320		1,289		1,289		2,757		2,757
Debt securities issued by foreign governments		81		81		151		151		114		114

Total—Available-for-sale		8,820		8,820		10,846		10,846		12,408		12,408
Held-to-maturity securities
Debt securities
Korean treasury securities and government agency securities		10,197		10,782		8,913		9,406		8,466		8,803
Debt securities issued by financial institutions		581		590		660		650		806		808
Corporate debt securities		419		422		367		372		490		492
Debt securities issued by foreign governments		5		5		19		20		39		40

Total—Held-to-maturity		11,202		11,799		9,959		10,448		9,801		10,143

Total securities	(Won)	23,943	(Won)	24,540	(Won)	24,236	(Won)	24,725	(Won)	26,031	(Won)	26,373

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2003.

	As of December 31, 2003
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total
	(in billions of Won)
	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)
Trading securities
Korean treasury securities and government agencies	(Won)	604	4.36%	(Won)	1,199	4.91%	(Won)	19	5.47%	(Won)	1	5.37%	(Won)	1,823	4.79%
Debt securities issued by financial institutions		450	4.62%		51	4.97%		—	—		—	—		501	4.69%
Corporate debt securities		543	5.92%		353	6.75%		24	4.82%		—	—		920	6.36%

Total	(Won)	1,597	4.43%	(Won)	1,603	4.63%	(Won)	43	4.45%	(Won)	1	4.91%	(Won)	3,244	4.55%

Available-for-sale securities
Korean treasury securities and government agency	(Won)	1,864	4.27%	(Won)	4,723	4.68%	(Won)	31	5.48%		—	—	(Won)	6,618	4.57%
Debt securities issued by financial institutions		1,388	4.45%		879	3.57%		128	4.01%	(Won)	53	3.20%		2,248	4.13%
Corporate debt securities		1,005	5.11%		1,693	5.89%		57	6.70%		2	3.25%		2,757	5.62%
Debt securities issued by foreign governments		—	—		40	3.76%		16	2.74%		58	4.63%		114	4.06%

Total	(Won)	4,257	4.53%	(Won)	7,135	4.85%	(Won)	232	4.78%	(Won)	113	3.93%	(Won)	11,737	4.72%

Held-to-maturity securities
Korean treasury securities and government agencies	(Won)	646	4.27%	(Won)	7,780	5.00%	(Won)	28	5.27%	(Won)	12	5.47%	(Won)	8,466	4.86%
Debt securities issued by financial institutions		441	4.28%		351	4.96%		14	3.08%		—	—		806	4.53%
Corporate debt securities		134	5.64%		346	6.15%		10	5.70%		—	—		490	5.91%
Debt securities issued by foreign governments		6	0.77%		27	13.38%		6	4.40%		—	—		39	10.21%

Total	(Won)	1,227	4.41%	(Won)	8,504	5.15%	(Won)	58	4.72%	(Won)	12	5.47%	(Won)	9,801	4.93%

(1)	The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities).

Risk Concentrations

As of December 31, 2003, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity at such date. As of December 31, 2003, our stockholders’ equity was (Won)3,656 billion.

	As of December 31, 2003
	Book Value		Market Value
	(in billions of Won)
Name of issuer:
KDIC	(Won)	8,501	(Won)	8,755
Bank of Korea		3,744		3,745
Korean government		2,985		3,060
The Korea Development Bank		737		739
Kookmin Bank		697		696

Total	(Won)	16,664	(Won)	16,995

The KDIC and the Bank of Korea are Korean government entities, and the Korean government owns a majority equity interest in the Korea Development Bank.

Funding

We fund our lending and other activities using various sources, both domestic and foreign. Our primary funding strategy is to maintain stable and low-cost funding. We have in the past achieved this in part by increasing the average balances of low-cost customer deposits, in particular demand deposits and savings deposits.

Customer deposits are our principal funding source. Customer deposits accounted for 75.6% of our total funding as of December 31, 2001, 73.6% of our total funding as of December 31, 2002 and 75.4% of our total funding as of December 31, 2003.

We also acquire funding through the following sources:

•	long-term borrowings, including the issuance of senior and subordinated bonds and borrowings from government-affiliated funds and entities and other financial institutions;

•	short-term borrowings, including borrowings from the trust accounts of our subsidiaries and from the Bank of Korea, and call money; and

•	secured borrowings, including securities sold under repurchase agreements and issuances of asset-backed securities.

As of December 31, 2003, approximately 88.7% of our total funding was denominated in Won.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. See “Item 3D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	For the year ended December 31,
	2001			2002			2003
	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid
	(in billions of Won)
Demand deposits:
Non-interest bearing	(Won)	2,665	—	(Won)	3,020	—	(Won)	2,814	—
Interest bearing		15,208	1.87%		18,862	1.15%		20,443	0.67%
Time deposits (2)
Certificates		1,327	6.41		626	4.79		1,716	4.37
Other time deposits		38,789	6.61		41,296	5.09		48,159	4.52
Savings deposits		6,098	4.26		7,514	3.70		9,178	3.20
Mutual installment deposits (3)		755	7.81		944	7.63		959	6.26

Average total deposits	(Won)	64,842	5.02%	(Won)	72,262	3.74%	(Won)	83,269	3.30%

(1)	Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori CA Asset Management, Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.
(2)	The majority of time deposits issued by our overseas branches as of December 31, 2003 was in amounts in excess of US$100,000.
(3)	Mutual installment deposits are interest-bearing deposits offered by us, which enable customers to become eligible to apply for loans secured by such deposits while they maintain an account with us. In order to qualify to apply for such a loan, a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. Any such loan will be secured in an amount up to the holder’s mutual installment deposit and will be subject to the same loan underwriting policy we apply for other secured loans. For the portion of the loan, if any, that is not secured, we apply the same loan underwriting policy as we would for other unsecured loans.

For a description of our retail deposit products, see “—Business—Retail Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Retail Banking—Deposit-Taking Activities.”

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2003, the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had fixed maturities in excess of (Won)100 million.

	As of December 31, 2003
	Certificates of Deposit		Other Time Deposits		Mutual Installment Deposits		Total
	(in billions of Won)
Maturing within three months	(Won)	1,245	(Won)	8,258	(Won)	25	(Won)	9,528
After three but within six months		2,179		5,584		8		7,771
After six but within 12 months		348		7,966		18		8,332
After 12 months		—		4,446		18		4,464

Total	(Won)	3,772	(Won)	26,254	(Won)	69	(Won)	30,095

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt at December 31, 2003 was as follows:

Amount
(in billions of Won)
Due in 2004	(Won)3,578
Due in 2005	2,533
Due in 2006	2,392
Due in 2007	1,107
Due in 2008	1,926
Thereafter	4,047

Gross long-term debt	15,583
Less: discount	(666)

Total long-term debt, net	(Won)14,917

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less.

	As of and for the year ended December 31,
	2001		2002		2003
	(in billions of Won)
Call money
Year-end balance	(Won)	503	(Won)	804	(Won)	412
Average balance (1)		903		1,160		1,077
Maximum balance		1,220		1,964		1,741
Average interest rate (2)		4.32%		3.28%		3.25%
Year-end interest rate		0.4%-3.90%		0.4%-4.35%		1.1%-4.0%
Borrowings from the Bank of Korea (3)
Year-end balance	(Won)	1,559	(Won)	1,278	(Won)	1,670
Average balance (1)		2,219		1,218		1,307
Maximum balance		3,201		1,364		1,433
Average interest rate (2)		4.51%		2.46%		2.52%
Year-end interest rate		2.89%-6.21%		1.43%-2.50%		1.32%-2.50%
Other short-term borrowings (4)
Year-end balance	(Won)	6,405	(Won)	10,048	(Won)	7,675
Average balance (1)		5,862		6,640		8,024
Maximum balance		6,405		10,048		11,186
Average interest rate (2)		7.52%		4.17%		3.49%
Year-end interest rate		4.68%-7.14%		0.38%-5.90%		0.37%-4.68%

(1)	Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori CA Asset Management, Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings in domestic and foreign currency, short-term secured borrowings and foreign currency debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured.

Secured Borrowings

Asset securitization transactions that are classified as secured borrowings involve the nominal sale of our assets to a securitization vehicle that issues securities backed by those assets. Since control of the assets is not surrendered in these nominal sales, they are not treated as sale transactions for accounting purposes. Instead, the assets remain on our balance sheet with the securitization proceeds treated as secured borrowings. These secured borrowings are intended to be fully repaid through recoveries on the collateral. For some of these nominal asset sales, if delinquencies arise with respect to such assets, we will be required to compensate the securitization vehicle for any net shortfalls in its recoveries on such assets.

See Note 19 of the notes to our consolidated financial statements for a summary of our secured borrowings and relevant collateral as of December 31, 2001, 2002 and 2003.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act (Law No. 6274, October 23, 2000) regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Supervisory Commission and the Financial Supervisory Service.

The Financial Supervisory Commission exerts direct control over financial holding companies pursuant to the Financial Holding Company Act. Among other things, the Financial Supervisory Commission:

•	approves the establishment of financial holding companies;

•	issues regulations on the capital adequacy of financial holding companies and their subsidiaries; and

•	drafts regulations relating to the supervision of financial holding companies.

Following the instructions and directives of the Financial Supervisory Commission, the Financial Supervisory Service supervises and examines financial holding companies and their subsidiaries. In particular, the Financial Supervisory Service sets requirements relating to Korean financial holding companies’ liquidity and capital adequacy ratios and establishes reporting requirements within the authority delegated under the Financial Supervisory Commission regulations. Financial holding companies must submit quarterly reports to the Financial Supervisory Service discussing business performance, financial status and other matters identified in the Enforcement Decree of the Financial Holding Company Act.

Under the Financial Holding Company Act, a financial holding company must primarily engage in controlling its subsidiaries by holding equity stakes in them equal in aggregate to at least 50% of the financial holding company’s aggregate assets based on its latest balance sheet. A financial holding company may engage only in the following activities:

•	controlling the management of its subsidiaries;

•	financially supporting its direct and indirect subsidiaries;

•	raising capital necessary for investment in its subsidiaries or providing financial support to its direct and indirect subsidiaries;

•	supporting the business of its direct and indirect subsidiaries for the joint development and marketing of new products and the joint utilization of facilities or information and technology systems; and

•	any other businesses exempted from authorization, permission or approval under the applicable laws and regulations.

The Financial Holding Company Act requires every financial holding company and its subsidiaries to obtain prior approval from, or file a prior report with, the Financial Supervisory Commission before acquiring control of another company. In addition, the Financial Supervisory Commission must grant permission to liquidate or to merge with any other company before the liquidation or merger. A financial holding company must report to the Financial Supervisory Commission when its officers or largest shareholder changes, and when it ceases to control any of its direct and indirect subsidiaries by disposing of their shares.

Capital Adequacy

The Financial Holding Company Act does not provide for a minimum paid-in capital requirement related to financial holding companies. However, all financial holding companies are required to maintain a specified level of solvency. In addition, with respect to the allocation of net profit earned in a fiscal term, a financial holding company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

All financial holding companies must have, together with their subsidiaries, a minimum requisite capital ratio of 100%, as defined by the Financial Supervisory Commission. “Requisite capital ratio” is defined as the ratio of net total equity capital as a percentage of requisite capital.

“Net total equity capital” is defined as the sum of:

(1) in the case of a financial institution subsidiary (including, for example, banks, merchant banks and securities companies), other than a financial holding company’s indirect subsidiary that is consolidated to a direct subsidiary of a financial holding company, that is subject to minimum capital requirements under the Financial Supervisory Commission regulations, the actual equity capital maintained by that financial institution; and

(2) in the case of a financial holding company or a financial holding company’s financial institution subsidiary, other than a financial holding company’s indirect subsidiary that is consolidated to a direct subsidiary of a financial holding company, that has no minimum capital requirements under the Financial Supervisory Commission regulations, the total stockholders’ equity as recorded on that financial holding company’s balance sheet less (x) intangible assets and (y) deferred tax assets, if any;

less the sum of:

(1) the book value of investments among a financial holding company and its direct and indirect subsidiaries, if any; and

(2) the book value of investments among direct and indirect subsidiaries, if any.

“Requisite capital” means the sum of:

(1) in the case of a financial institution subsidiary, other than a financial holding company’s indirect subsidiary that is consolidated to a direct subsidiary of a financial holding company, that is subject to minimum capital requirements under the Financial Supervisory Commission regulations, the minimum equity capital amount necessary to meet such requirements;

(2) in the case of a financial holding company’s financial institution subsidiary that has no minimum capital requirements under Financial Supervisory Commission regulations, 8% of its total assets on its balance sheet (including off-balance sheet assets, if any) (since it is required under the relevant regulation); and

(3) in the case of a financial holding company, 8% of its total assets on its balance sheet (including off-balance sheet assets, if any, but excluding the book value of investments in and financial supports to its direct and indirect subsidiaries, if any).

Liquidity

All financial holding companies are required to match the maturities of their assets and liabilities on a non-consolidated basis in accordance with the Financial Holding Company Act in order to ensure liquidity. Financial holding companies must:

•	maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 100% on a non-consolidated basis;

•	maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 80% on a non-consolidated basis;

•	maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days as a percentage of total foreign currency assets of not less than 0% on a non-consolidated basis;

•	maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month as a percentage of total foreign currency assets of not less than negative 10% on a non-consolidated basis; and

•	make quarterly reports regarding their liquidity to the Financial Supervisory Service.

A financial holding company may not invest in securities (other than those securities issued by its direct and indirect subsidiaries) in excess of the amount of its shareholders’ equity less the total amount of investment in subsidiaries, subject to certain exceptions.

Financial Exposure to Any Individual Customer and Major Shareholder

Subject to certain exceptions, the aggregate credit (as defined in the Financial Holding Company Act, the Bank Act, the Merchant Bank Act and the Korean Securities and Exchange Act, respectively) of a financial holding company and its direct and indirect subsidiaries that are banks, merchant banks or securities companies (which we refer to as “Financial Holding Company Total Credit”) to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act will not be permitted to exceed 25% of equity capital (as defined below).

“Equity capital” is defined as the sum of:

(1) in case of a financial holding company, net assets (which is total assets less total liabilities) on balance sheet as of the end of the most recent quarter;

(2) in case of a bank, the capital amount as defined in Article 2(1), Item 5 of the Bank Act;

(3) in case of a merchant bank, the capital amount as defined in Article 2, Item 3 of the Merchant Bank Act; and

(4) in case of a securities company, total assets less total liabilities on that company’s balance sheet as of the end of the most recent financial year and adjusted as determined by the Financial Supervisory Commission (for example, by including any increase or decrease of paid-in capital after the end of the most recent financial year);

less the sum of:

(1) the amount of shares of direct and indirect subsidiaries held by the financial holding company;

(2) the amount of shares that are cross-held by each direct and indirect subsidiary that is a bank, merchant bank or securities company; and

(3) the amount of shares of a financial holding company held by such direct and indirect subsidiaries that are banks, merchant banks or securities companies.

The Financial Holding Company Total Credit to a single individual or judicial person may not exceed 20% of the equity capital. In addition, the Financial Holding Company Total Credit to a shareholder holding (together with the persons who have a “special relationship” with the shareholder, as defined in the Enforcement Decree of the Financial Holding Company Act) in aggregate more than 10% of the total issued and outstanding voting shares of a financial holding company generally may not exceed the lesser of (x) 25% of the equity capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of the shareholder (together with the persons who have a special relationship with the shareholder).

Further, the total sum of credits (as defined in the Financial Holding Company Act, the Bank Act, the Merchant Bank Act and the Korean Securities and Exchange Act, respectively) of a bank holding company controlling banks and its direct and indirect subsidiaries that are banks, merchant banks or securities companies as applicable (“Bank Holding Company Total Credit”) extended to a “major shareholder” (as defined below) (together with the persons who have a special relationship with that major shareholder) will not be permitted to exceed the lesser of (x) 25% of the equity capital and (y) the amount of the equity capital of the bank holding company multiplied by the shareholding ratio of the major shareholder, except for certain cases.

“Major shareholder” is defined as:

•	a shareholder holding (together with persons who have a special relationship with that shareholder), in excess of 10% (or in the case of a bank holding company controlling regional banks only, 15%) in the aggregate of the bank holding company’s total issued voting shares; or

•	a shareholder holding (together with persons who have a special relationship with that shareholder), more than 4% in the aggregate of the total issued voting shares of the bank holding company controlling nationwide banks (excluding shares subject to the shareholding restrictions on non-financial business group companies as described below), where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank holding company through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Financial Holding Company Act.

In addition, the total sum of the Bank Holding Company Total Credit granted to all of a bank holding company’s major shareholders must not exceed 25% of the bank holding company’s equity capital. Furthermore, any bank holding company that, together with its direct and indirect subsidiaries, intends to extend credit to the bank holding company’s major shareholder in an amount exceeding the lesser of (x) the amount equivalent to 0.1% of the equity capital and (y) (Won)5 billion, in any single transaction, must obtain prior unanimous board resolutions and then, immediately after providing the credit, must file a report to the Financial Supervisory Commission and publicly disclose the filing of the report.

Restrictions on Transactions Among Direct and Indirect Subsidiaries and Financial Holding Company

Generally, a direct or indirect subsidiary of a financial holding company may not extend credits to that financial holding company. In addition, a direct or indirect subsidiary of a financial holding company that is engaged in the banking, merchant banking or securities business may not extend credits to other direct or indirect subsidiaries of the financial holding company in excess of 10% of its capital amount on an individual basis or to those subsidiaries in excess of 20% of its capital amount on an aggregate basis. The subsidiary extending the credit must also obtain adequate collateral from the other subsidiaries unless the credit is otherwise approved by the Financial Supervisory Commission.

Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is prohibited from owning the shares of any other direct or indirect subsidiaries (other than those directly controlled by that direct or indirect subsidiary) under the common control of the financial holding company. Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is also prohibited from owning the shares of the financial holding company controlling that direct or indirect subsidiary. The transfer of certain loans or credits classified as precautionary or below between a financial holding company and its direct or indirect subsidiary or between the direct and indirect subsidiaries of a financial holding company is prohibited except for:

(1) transfers to a special purpose company, or entrustment with a trust company, for an asset-backed securitization transaction;

(2) transfers to a mortgage-backed securities issuance company for a mortgage securitization transaction; and

(3) transfers or in-kind contributions to a corporate restructuring vehicle under the Corporate Restructuring Promotion Act.

Disclosure of Management Performance

For the purpose of protecting the depositors and investors in the subsidiaries of financial holding companies, the Financial Supervisory Commission requires financial holding companies to disclose certain material matters including:

(1) financial condition and profit and loss of the financial holding company and its direct and indirect subsidiaries;

(2) capital raising by the financial holding company and its direct and indirect subsidiaries and the appropriation of such capital;

(3) any sanctions levied on the financial holding company and its direct and indirect subsidiaries under the Financial Holding Company Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry; and

(4) occurrence of any non-performing assets or financial incident that may have a material adverse effect.

Restrictions on Shareholdings in Other Companies

Subject to certain exceptions, a financial holding company may not own more than 5% of the total issued and outstanding shares of another finance-related company, other than its direct and indirect subsidiaries. If it does, the financial holding company must exercise its voting rights in the same manner and in the same proportion as the finance-related company’s other shareholders exercise their voting rights.

Generally, a financial holding company may not own outstanding shares of all subsidiaries in the aggregate with an acquisition price in excess of its net assets (i.e., total assets less total liabilities). Exceptions include where the financial holding company:

(1) invests up to 130% of its net assets in a subsidiary to improve the financial condition of a subsidiary classified as an unsound financial institution under the Law on the Improvement of Structure of Financial Industry or as an unsound or potentially unsound financial institution under the Depositor Protection Act;

(2) invests up to 130% of its net assets to make an indirect subsidiary or a company controlled by a subsidiary into a direct subsidiary of the financial holding company;

(3) already holds the outstanding shares of a subsidiary, where that holding constituted not more than 130% of its net assets at the time when it became a financial holding company;

(4) invests up to 130% of its net assets in a subsidiary in order to make it a wholly-owned subsidiary, or in a special purpose company under the Asset Backed Securitization Act to make it a subsidiary;

(5) has net assets that increase such that, as the amount of investments in subsidiaries increases, the ratio of the total amount of investments in subsidiaries to the financial holding company’s net assets does not increase; or

(6) has total investments in its subsidiaries that exceed its net assets due to (a) reduction of the financial holding company’s net assets, (b) spin-off, merger or transfer of the entire business of the financial holding company, (c) spin-off, merger or transfer of the entire business of direct or indirect subsidiaries, or (d) foreclosure of collateral or receipts under accord and satisfaction. (This means receipts of subsidiary shares in lieu of its claim to subsidiary.)

The financial holding company, however, must reduce the ownership of excessive shares within two years in case of (1) through (5) and within six months in case of (6), unless this deadline is otherwise extended by the Financial Supervisory Commission.

Restrictions on Shareholdings by Direct and Indirect Subsidiaries

A direct subsidiary of a financial holding company may not control any other company other than, as an indirect subsidiary of the financial holding company:

•	subsidiaries in foreign jurisdictions which are engaged in the same business as the direct subsidiary;

•	certain financial institutions which are engaged in any business that the direct subsidiary may conduct without any licenses or permits;

•	certain financial institutions whose business is related to the business of the direct subsidiary as described by the Enforcement Decree of the Financial Holding Company Act (for example, a bank subsidiary may control only credit information companies, credit card companies, trust companies, investment trust management companies, investment advisory companies, futures business companies, and asset management companies);

•	certain financial institutions whose business is related to the financial business as prescribed by the regulations of the Ministry of Finance and Economy; and

•	certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Enforcement Decree of the Financial Holding Company Act (for example, a finance-related research company or a finance-related information technology company).

Acquisition of such indirect subsidiaries by direct subsidiaries of a financial holding company requires prior permission from the Financial Supervisory Commission or the submission of a report to the Financial Supervisory Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.

An indirect subsidiary of a financial holding company may not control any other company.

Restrictions on Transactions between a Bank Holding Company and its Major Shareholder

A bank holding company and its direct and indirect subsidiaries may not acquire (including through their respective trust accounts) shares issued by the bank holding company’s major shareholder in excess of 1% of the equity capital (as defined above). In addition, if those entities intend to acquire shares issued by that major shareholder in any single transaction in excess of the lesser of (x) the amount equivalent to 0.1% of the equity capital and (y) (Won)5 billion, that entity must obtain prior unanimous board resolutions and then, immediately after the acquisition, file a report to the Financial Supervisory Commission and publicly disclose the filing of the report.

Restriction on Ownership of a Financial Holding Company

Under the Financial Holding Company Act, a financial institution generally may not control a financial holding company. In addition, any single shareholder and persons who have a special relationship with that shareholder may acquire beneficial ownership of no more than 10% of the total issued and outstanding shares with voting rights of a bank holding company that controls nationwide banks or 15% of the total issued and outstanding shares with voting rights of a bank holding company that controls only regional banks. The Korean government and the KDIC are not subject to this limit. “Non-financial business group companies” (as defined below), however, may not acquire the beneficial ownership of shares of a bank holding company controlling nationwide banks in excess of 4% of that bank holding company’s outstanding voting shares unless they obtain the approval of the Financial Supervisory Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit, in which case they may acquire beneficial ownership of up to 10%. Any other person (whether a Korean national or a foreign investor) may acquire no more than 10% of total voting shares issued and outstanding of a bank holding company controlling nationwide banks unless they obtain approval from the Financial Supervisory Commission in each instance where the total holding will exceed 10% (or 15% in the case of a bank holding company controlling only regional banks), 25% or 33% of the total voting shares issued and outstanding of that bank holding company controlling nationwide banks.

“Non-financial business group companies” as defined under the Financial Holding Company Act include:

(1) any same shareholder group where the aggregate net assets of all non-financial business companies belonging to that group equals or exceeds 25% of the aggregate net assets of all members of that group;

(2) any same shareholder group where the aggregate assets of all non-financial business companies belonging to that group equals or exceeds (Won)2 trillion; or

(3) any mutual fund where a same shareholder group identified in (1) or (2) above owns more than 4% of the total issued and outstanding shares of that mutual fund.

Sharing of Customer Information among Financial Holding Company and its Subsidiaries

Under the Act on Use and Protection of Credit Information, any individual customer’s credit information must be disclosed or otherwise used by financial institutions only to determine, establish or maintain existing commercial transactions with them and only after obtaining written consent to use that information. Under the Financial Holding Company Act, a financial holding company and its direct and indirect subsidiaries, however, may share certain credit information of individual customers among themselves for business purposes without the customers’ written consent. In addition, a subsidiary securities company of a financial holding company may provide that financial holding company and its other direct and indirect subsidiaries information relating to the aggregate of cash or securities that a customer of the securities company has deposited for business purposes at the written request of that customer.

Principal Regulations Applicable to Banks

Capital Adequacy and Allowances

The Bank Act requires nationwide banks, such as Woori Bank, to maintain a minimum paid-in capital of (Won)100 billion and regional banks, such as Kyongnam Bank and Kwangju Bank, to maintain a minimum paid-in capital of (Won)25 billion. All banks, including foreign bank branches in Korea, are also required to maintain a prescribed solvency position. A bank must also set aside in its legal reserve an amount equal to at least 10% of the net income after tax each time it pays dividends on net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

Under the Bank Act, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of stockholders’ equity, capital surplus, retained earnings, unissued stock dividends and hybrid Tier I capital instruments. Tier II capital (supplementary capital) consists of revaluation reserves, gain on valuation of investment in equity securities, allowance for loan losses set aside for loans classified as “normal” or “precautionary,” perpetual subordinated debt, cumulative preferred shares and certain other subordinated debt.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Supervisory Commission requirements that have been formulated based on Bank of International Settlements, or BIS, standards. These standards were adopted and became effective in 1996. All domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%.

In November 2002, the Financial Supervisory Service amended the Enforcement Detailed Rules on the Supervision of the Banking Business to include a more conservative risk-weighting system for certain newly extended home mortgage loans. As a result, for certain home mortgage loans extended after November 13, 2002, Korean banks must apply a risk-weight ratio of 60% if either of the following two conditions are satisfied, and a risk-weight ratio of 70% if both conditions are satisfied:

(1) if the home mortgage loans are overdue for at least 30 consecutive days as of the date of calculating the bank’s BIS capital adequacy ratio, or there were at least 30 overdue days during the one year period preceding the date on which the bank’s BIS capital adequacy ratio is calculated; and

(2) the borrower’s debt ratio (which is the ratio of the borrowers’ total outstanding borrowings, including borrowings from other financial institutions, to the borrower’s annual income) exceeds 250%.

For all other home mortgages, the bank must apply a 50% risk-weight ratio.

Under the Regulation on the Supervision of the Banking Business, banks must generally maintain allowances for credit losses in respect of their outstanding loans and other credits (including confirmed guarantees and acceptances and trust account loans) in an aggregate amount covering not less than:

•	0.5% of normal credits, excluding confirmed guarantees and acceptances (or 0.75% in the case of normal credits comprising loans to individuals and households, and 1% in the case of normal credits comprising outstanding credit card receivables and card loans);

•	2% of precautionary credits, excluding confirmed guarantees and acceptances (or 8% in the case of precautionary credits comprising loans to individuals and households, and 12% in the case of precautionary credits comprising outstanding credit card receivables and card loans);

•	20% of substandard credits;

•	50% of doubtful credits (or 55% in the case of doubtful credits comprising loans to individuals and households, and 60% in the case of doubtful credits comprising outstanding credit card receivables and card loans); and

•	100% of estimated loss credits.

See “—Recent Regulations Relating to Retail Household Loans” and “—Credit Card Business.”

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Bank Act. Banks may not invest an amount exceeding 60% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a maturity of over three years. This stipulation does not apply to Korean government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea. The Financial Supervisory Commission also requires each Korean bank to:

•	maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 100% and to make quarterly reports to the Financial Supervisory Service;

•	maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 85%;

•	maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign currency assets, of not less than 0%;

•	maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign currency assets, of not less than negative 10%; and

•	submit monthly reports with respect to the maintenance of these ratios.

The Monetary Policy Committee of the Bank of Korea is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is:

•	5% of average balances for Won currency demand deposits outstanding;

•	1% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding; and

•	2% of average balances for Won currency time and savings deposits, mutual installments, housing installments and certificates of deposit outstanding.

For foreign currency deposit liabilities, a 2% minimum reserve ratio is applied to savings deposits outstanding and a 5% minimum reserve ratio is applied to demand deposits. A 1% minimum reserve ratio applies to offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

Financial Exposure to Any Individual Customer and Major Shareholder

Under the Bank Act, the sum of large exposures by a bank—in other words, the total sum of its credits to single individuals, juridical persons or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions)—generally must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions). In addition, banks generally may not extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and any other transactions that directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or juridical person, or grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies as defined in the Monopoly Regulations and Fair Trade Act.

Recent amendments to the Bank Act, which became effective on July 28, 2002, strengthened restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•	a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10% (or 15% in the case of regional banks) in the aggregate of the bank’s total issued voting shares; or

•	a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued voting shares (excluding shares subject to the shareholding restrictions on non-financial business group companies as described above), where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act.

Under these amendments, banks may not extend credits to a major shareholder (together with persons who have a special relationship with that shareholder) in an amount greater than the lesser of (x) 25% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) and (y) the relevant major shareholder’s shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions). In addition, the total sum of credits granted to all major shareholders must not exceed 25% of the bank’s Tier I and Tier II capital (less any capital deductions).

Interest Rates

Korean banks generally depend on deposits as their primary funding source. There are no legal controls on interest rates on loans in Korea. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee of the Bank of Korea. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

Lending to Small- and Medium-Sized Enterprises

In order to obtain funding from the Bank of Korea at concessionary rates for their small- and medium-sized enterprise loans, banks are required to allocate a certain minimum percentage of any monthly increase in their Won currency lending to small- and medium-sized enterprises. Currently, this minimum percentage is 45% in the case of nationwide banks and 60% in the case of regional banks. If a bank does not comply with this requirement, the Bank of Korea may:

•	require the bank to prepay all or a portion of funds provided to that bank in support of loans to small- and medium-sized enterprises; or

•	lower the bank’s credit limit.

Disclosure of Management Performance

In order to assist the general public, especially depositors and shareholders, in monitoring bank management performance, the Financial Supervisory Commission requires commercial banks to make mandatory public disclosures of the following:

(1) loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to that borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits), unless the loan exposure to that group is not more than (Won)4 billion;

(2) the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than (Won)1 billion as a result of that financial incident, or the governor of the Financial Supervisory Service has made a public announcement regarding the incident; and

(3) any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the loss is not more than (Won)1 billion.

Restrictions on Lending

Pursuant to the Bank Act, commercial banks may not provide:

•	loans for the purpose of speculation in commodities or securities;

•	loans directly or indirectly secured by a pledge of a bank’s own shares, or secured by a pledge of shares in excess of 20% of the issued and outstanding shares of any other corporation (subject to certain exceptions with respect to financing for infrastructure projects);

•	loans directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

•	loans directly or indirectly to finance political campaigns or related activities;

•	loans to any of the bank’s officers or employees, other than petty loans of up to (Won)20 million in the case of a general loan, (Won)50 million in the case of a general loan plus a housing loan or (Won)60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; or

•	loans to any officers or employees of a subsidiary corporation of the bank, other than general loans of up to (Won)20 million or general and housing loans of up to (Won)50 million in the aggregate.

Recent Regulations Relating to Retail Household Loans

The Financial Supervisory Commission recently implemented a number of changes to the mechanisms by which a bank evaluates and report its retail household loan balances and has proposed implementing further changes. As a result of the rapid increase in retail household loans and related credit risks, the Financial Supervisory Commission and the Financial Supervisory Service increased the minimum provisioning requirements for retail household loans. These requirements, set forth in the following table, became effective in the second quarter of 2002.

Provisioning Ratio on Retail Household Loans
Asset Quality Classification	Before	Current
Normal	0.5% or above	0.75% or above
Precautionary	2.0% or above	8.0% or above
Substandard	20.0% or above	20.0% or above
Doubtful	50.0% or above	55.0% or above
Estimated loss	100.0%	100.0%

In addition, due to a rapid increase in loans secured by homes and other forms of housing, the Financial Supervisory Commission and the Financial Supervisory Service implemented regulations designed to reduce the rate of increase in these loans. Effective from the third quarter of 2002, the Financial Supervisory Commission and the Financial Supervisory Service raised minimum provisioning requirements for new loans secured by housing located in the areas of wide-spread real property speculation, with respect to the portion of the new loan that exceeds the loan-to-value ratio of 60%, to 1.0% from 0.75% for normal loans and to 10.0% from 5.0% for precautionary loans. They also raised the minimum provisioning requirements for household loans classified as precautionary from 5.0% to 8.0% with effect from the fourth quarter of 2002. In a further effort to curtail extension of new or refinanced loans secured by housing, the Financial Supervisory Commission and the Financial Supervisory Service subsequently:

•	reduced the average loan-to-value ratio (the aggregate principal amount of credit over the approval value of collateral) that Korean commercial banks must maintain for new loans secured by housing located nationwide to below 60%; and

•	increased risk-weights for loans secured by housing meeting certain criteria in connection with the capital adequacy calculation for commercial banks.

More recently, on November 8, 2002, the Financial Supervisory Commission and the Financial Supervisory Service issued guidelines that:

•	require Korean commercial banks to implement stronger internal control systems and stricter credit review and approval policies with respect to loans secured by housing;

•	introduce sharing of information on multiple housing loans to a single borrower within the financial industry;

•	require Korean commercial banks to appoint two to three qualified market value appraisal institutions and to use the lowest of the appraisal valuations; and

•	discourage the use of incentive-based compensation systems by Korean commercial banks.

Furthermore, on October 29, 2003, the Financial Supervisory Commission announced more stringent guidelines that require Korean commercial banks to maintain loan-to-value ratios equal to or less than 40% for new loans secured by real estate located in the areas of wide-spread real property speculation.

See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio—Government regulation of consumer lending, particularly mortgage and home equity lending, has recently become more stringent, which may hurt our consumer banking operations.”

Restrictions on Investments in Property

A bank may possess real estate property only to the extent necessary for the conduct of its business, unless the aggregate value of that property does not exceed 60% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Any property that a bank acquires by exercising its rights as a secured party, or which a bank is prohibited from acquiring under the Bank Act, must be disposed of within one year.

Restrictions on Shareholdings in Other Companies

Under the Bank Act, a bank may not own more than 15% of shares outstanding with voting rights of another corporation, except where, among other reasons:

•	that corporation engages in a category of financial businesses set forth by the Financial Supervisory Commission; or

•	the acquisition is necessary for the corporate restructuring of the corporation and is approved by the Financial Supervisory Commission.

In the above exceptional cases, a bank must satisfy either of the following requirements:

•	the total investment in corporations in which the bank owns more than 15% of the outstanding shares with voting rights does not exceed 15% of the sum of Tier I and Tier II capital (less any capital deductions); or

•	the acquisition satisfies the requirements determined by the Financial Supervisory Commission.

The Bank Act provides that a bank using its bank accounts and its trust accounts may not acquire the shares of another corporation that is a major shareholder of the bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the KDIC and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. However, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% of that bank’s outstanding voting shares, unless they obtain the approval of the Financial Supervisory Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit, in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. In addition, if a foreign investor, as defined in the

Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank’s outstanding voting shares, non-financial business group companies may acquire beneficial ownership of up to 10% of that bank’s outstanding voting shares, and in excess of 10%, 25% or 33% of that bank’s outstanding voting shares with the approval of the Financial Supervisory Commission in each instance, up to the number of shares owned by the foreign investor. Any other person (whether a Korean national or a foreign investor) may acquire no more than 10% of a nationwide bank’s total voting shares issued and outstanding, unless they obtain approval from the Financial Supervisory Commission in each instance where the total holding will exceed 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding provided that, in addition to the foregoing threshold shareholding ratios, the Financial Supervisory Commission may, at its discretion, designate a separate and additional threshold shareholding ratio.

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the KDIC on a quarterly basis. The rate is determined under the Enforcement Decree to the Depositor Protection Act, and may not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.025% of insurable deposits for each quarter. If the KDIC makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The KDIC insures a maximum of (Won)50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits. This limit does not apply to interest-free settlement accounts (for example, a checking account) during the period from January 1, 2001 to December 31, 2003 and therefore the whole amount deposited in such accounts is protected.

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Law, a bank’s net overpurchased and oversold positions may not exceed 20% of its shareholders’ equity as of the end of the prior month.

Laws and Regulations Governing Other Business Activities

A bank must register with the Ministry of Finance and Economy to enter the foreign exchange business, which is governed by the Foreign Exchange Transaction Law. A bank must obtain the permission of the Financial Supervisory Commission to enter the securities business, which is governed by regulations under the Korean Securities and Exchange Act. Under these laws, a bank may engage in the foreign exchange business, securities repurchase business, governmental/public bond underwriting business and governmental bond dealing business.

Trust Business

A bank must obtain approval from the Financial Supervisory Commission to engage in trust businesses. The Trust Act and the Trust Business Act govern the trust activities of banks, and they are subject to various legal and accounting procedures and requirements, including the following:

•	under the Bank Act, assets accepted in trust by a bank in Korea must be segregated from other assets in the accounts of that bank, which requires that banks engaged in both banking and trust businesses must maintain two separate accounts and two separate sets of records; and

•	depositors and other general creditors cannot obtain the assets comprising the trust accounts if the bank is liquidated or wound-up.

The bank must make a special reserve of 25% or more of fees and commissions from each unspecified money trust account for which a bank guarantees the principal amount and a minimum yield until the total reserve for that account equals 5% of the trust amount. Since January 1999, the Korean government has prohibited Korean banks from offering new guaranteed fixed rate trust account products whose principal and interest are guaranteed. In addition, a trustee bank must deposit with a court an amount equal to 0.05% of its paid-in capital each year until the aggregate amount of those deposits equals 10% or more of its paid-in capital. If that bank breaches its duty of care as a trustee and causes losses to its customers, the court deposits are available as compensation.

The Indirect Investment Asset Management Business Act, which applies to unspecified money trust account products under the Trust Business Act, securities investment trusts under the Securities Investment Trust Business Act, securities investment companies under the Securities Investment Company Act and variable insurance products under the Insurance Business Act, took effect on January 5, 2004. Under the Indirect Investment Asset Management Business Act, a bank will not be permitted to offer current unspecified money trust account products after July 5, 2004 (except under certain limited circumstances) and will be required to qualify as an asset management company by such date in order to be able to manage any investment trust products. Investment trust products will need to be established pursuant to a trust deed entered into between an asset management company and a trustee.

In the event that a bank qualifies and operates as an asset management company, a trustee or a custodian under the Indirect Investment Asset Management Business Act, it is required to establish relevant operation and management systems to prevent potential conflicts of interest among the banking business, the asset management business and the trustee or custodian business. These measures include:

•	prohibitions against officers, directors and employees of one particular business operation from serving as an officer, director and employee in another business operation;

•	prohibitions against the joint use or sharing of computer equipment or office equipment; and

•	prohibitions against the sharing of information by and among officers, directors and employees engaged in the different business operations.

In addition, a bank is also required to establish an Indirect Investment Asset Management Committee consisting of three directors, two of whom must be non-standing directors of such bank.

Credit Card Business

General

In order to enter the credit card business, a bank must register with the Financial Supervisory Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on January 20, 2004. A registered bank engaging in the credit card business is regulated by the Financial Supervisory Commission and the Financial Supervisory Service.

Disclosure and Reports

Pursuant to the Specialized Credit Financial Business Act, a registered bank engaging in the credit card business must submit its business reports and reports with respect to its results of operations to the Financial Supervisory Commission through the Korea Non-Bank Financing Association within one month from the end of each quarter.

Risk of Loss Due to Lost, Stolen, Forged or Altered Credit Cards

Under the Specialized Credit Financial Business Act, a registered bank engaging in the credit card business is liable for any loss arising from the unauthorized use of credit cards or debit cards after it has received notice from the holder of the loss or theft of the card. A registered bank engaging in the credit card business is also responsible for any losses resulting from the use of forged or altered credit cards, debit cards and pre-paid cards.

A registered bank engaging in the credit card business may, however, transfer all or part of this latter risk of loss to holders of credit card in the event of willful misconduct or gross negligence by holders of credit card if the terms and conditions of the agreement entered between the registered bank engaging in the credit card business and members of such cards specifically provide for that transfer.

For these purposes, disclosure of a customer’s password that is made intentionally or through gross negligence, or the transfer of or giving as collateral of the credit card or debit card, is considered willful misconduct or gross negligence. However, a disclosure of a cardholder’s password that is made under irresistible force or threat to cardholder or his/her relatives’ life or health will not be deemed as willful misconduct or negligence of the cardholder.

Each registered bank engaging in the credit card business must institute appropriate measures to fulfill these obligations, such as establishing provisions, purchasing insurance or joining a cooperative association.

Recently, a proposed amendment to the Enforcement Decree to Specialized Credit Financial Business Act was announced. Among other things, the proposed amendment provides that a registered bank engaging in the credit card business will be liable for any losses arising from loss or theft of a credit card (which was not from the holder’s willful misconduct or negligence) during the period beginning 60 days before the notice by the holder to the registered bank engaging in the credit card business.

Pursuant to the Specialized Credit Financial Business Act, the Financial Supervisory Commission may either restrict the limit or take other necessary measures against the registered bank engaging in the credit card business with respect to the following:

•	maximum limits for cash advances on credit cards;

•	use restrictions on debit cards with respect to per day or per transaction usage; or

•	aggregate issuance limits and maximum limits on the amount per card on pre-paid cards.

Lending Ratio in Ancillary Business

Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act issued in December 2003, a registered bank engaging in the credit card business must maintain an aggregate quarterly average outstanding lending balance to credit card holders (including cash advances and credit card loans, but excluding restructured loans and revolving cash advances) no greater than its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services. This decree will become effective from December 31, 2007.

Issuance of New Cards and Solicitation of New Card Holders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a registered bank engaging in the credit card business may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 18 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the registered bank engaging in the credit card business; and

•	in the case of minors who are at least 18 years and younger than 20 years, persons who submit a guardian’s consent along with documents evidencing income, such as an employment certificate or a tax certificate.

In addition, a registered bank engaging in the credit card business may not solicit credit card members by:

•	providing economic benefits or promising to provide economic benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be deemed to be (Won)10,000) in connection with issuing a credit card;

•	soliciting applicants on roads, public places or along corridors used by the general public; and

•	soliciting applicants through visits, except those visits made upon prior consent and visits to a business area.

Compliance Rules on Collection of Receivable Claims

Pursuant to Supervisory Regulation on the Specialized Credit Financial Business, a registered bank engaging in the credit card business may not:

•	exert violence or threaten violence;

•	demand payment from or pressure a related party (a guarantor of the debtor, blood relative or fiancée of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) without just cause with respect to payment for the debtor’s obligations;

•	provide false information relating to the debtor’s obligation to the debtor or his or her related parties;

•	provide false information or overstate the negative consequences of being registered as a person of poor credit;

•	threaten to sue or sue the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her capacity to make payment;

•	visit or telephone the debtor during late evening hours (between the hours of 9:00 p.m. and 8:00 a.m.); and

•	utilize other uncustomary methods to collect the receivables that interfere with the privacy or the peace in the workplace of the debtor or his or her related parties.

Principal Regulations Applicable to Securities Companies

General

The Korean Securities and Exchange Act regulates and governs the securities business. The entities that regulate and supervise securities companies are the Financial Supervisory Commission, the Financial Supervisory Service and the Securities and Futures Commission.

Under the Korean Securities and Exchange Act, a company must obtain permission from the Financial Supervisory Commission to commence a primary business such as a brokerage business, a dealing business or an underwriting business. A securities company may also engage in certain businesses ancillary to that business without obtaining any separate license and certain other businesses if it obtains separate licenses from the Financial Supervisory Commission. A securities company must also obtain permission from the Financial Supervisory Commission to merge with any other entity or transfer all or a part of its business.

If the Financial Supervisory Commission deems a securities company’s financial condition to be unsound or if a securities company fails to meet the applicable “net operating equity ratio” (as defined below), the Financial Supervisory Commission may order the securities company to:

•	increase or reduce its capital;

•	cancel or consolidate its stock;

•	transfer all or part of its business;

•	close branch offices;

•	merge with another financial institution;

•	suspend a part or all of its business operations; or

•	assign contractual rights and obligations relating to its financial transactions.

Regulations on Financial Soundness

The Financial Supervisory Commission regulations require that the financial soundness of a securities company be assessed in accordance with its net operating equity ratio, which is calculated as follows and expressed as a percentage:

Net operating equity ratio = (net operating equity/total risk) x 100

The terms “net operating equity” and “total risk” for the purpose of the above formula are defined in the Financial Supervisory Commission’s regulations. Generally, the net operating equity and the total risk are calculated according to the following formulas:

Net operating equity = net assets (total assets – total liabilities) – total deductible items + total creditable items

Total risk = market risk + counterparty risk + basic risk + credit concentration risk – risk offsetting factor

The regulations require that securities companies maintain their net operating equity ratio at a level equal to or higher than 150% at the end of each half of their fiscal year.

Other Provisions on Financial Soundness

The Korean Securities and Exchange Act, the Enforcement Decree of the Korean Securities and Exchange Act and Financial Supervisory Commission regulations also include provisions designed to regulate certain types of activities relating to the management of the assets of a securities company. These provisions include:

•	restrictions on the holdings by a securities company of securities issued by another company which is the largest shareholder or the major shareholder (each as defined under the Korean Securities and Exchange Act) of that securities company;

•	restrictions on providing money or credit to the largest shareholder, major shareholder, officers and related persons of the securities company; and

•	special provisions concerning payment guarantees by a securities company. For instance, a securities company may not provide payment guarantees for third parties other than its overseas subsidiaries or provide new guarantees for corporate bonds, other than, subject to certain restrictions, roll-over guarantees in connection with the repayment of bonds previously guaranteed by it.

A securities company may invest in shares, bonds (whether listed or unlisted) and stock price index futures and options, although it may not enter into cross-border financial futures, swaps, options or other derivative transactions without obtaining prior approval from the Bank of Korea. However, a securities company confirmed by the Financial Supervisory Commission as satisfying certain conditions set forth in the Foreign Exchange Transaction Regulations is permitted to engage in forward exchange, foreign currency swap, currency swap, currency option, interest rate swap, interest rate option or other similar derivative transactions (except for derivative transactions not related to foreign exchange and credit linked derivative transactions) in which the counterparty (other than individual) is an institutional investor, a Korea Stock Exchange listed company, a KOSDAQ registered company or a non-resident without obtaining an approval from the Bank of Korea. Furthermore, a securities company licensed to engage in over-the-counter derivative transactions may enter into

Won currency derivative transactions and securities derivative transactions as well as the aforementioned derivative transactions without obtaining an approval from the Bank of Korea, except that such securities company is not permitted to engage in credit linked derivative transactions.

Business Conduct Rules

Effective from August 2001, the Financial Supervisory Commission adopted “business conduct rules” applicable to securities companies. These rules impose greater responsibilities on securities companies, strictly banning certain unfair practices and ensuring that the potential investors solicited by securities companies are suitable.

Disclosure and Reports

Pursuant to the Korean Securities and Exchange Act, a securities company is required to disclose certain material matters, including:

•	its financial condition, including profit and loss;

•	any sanctions levied on it under the Korean Securities and Exchange Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry; and

•	the occurrence of any matters which may have a material adverse effect on its operation or management.

A securities company must submit a report on its financial results to the Financial Supervisory Commission within 45 days from the end of each quarter.

Item 4C. Organizational Structure

As a financial holding company, we conduct substantially all of our operations through our subsidiaries. The following chart provides an overview of our current structure, including certain significant subsidiaries and our direct and indirect ownership of each such subsidiary:

Our largest subsidiary is Woori Bank, the assets of which represented approximately 74.7% of our total assets as of December 31, 2003. The following table identifies each of our major subsidiaries and their contributions to our total assets and net income as of and for the year ended December 31, 2003 (after allocating eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system for assets and net income in proportion to total assets and absolute net income, respectively):

	As of or for the year ended December 31, 2003
	Total Assets (1)			Net Income (Loss) (2)
	Amount		% of Total
	(in billions of Won, except percentages)
Subsidiary
Woori Bank	(Won)	95,308	74.7%	(Won)	757
Kyongnam Bank		10,067	7.9		59
Kwangju Bank		8,063	6.3		67
Woori Securities		5,926	4.6		—
Woori Credit Card (3)		3,728	2.7		(1,524)
Others		4,521	3.5		(31)

Total	(Won)	127,613	100.0%	(Won)	(672)

(1)	After allocating eliminations of (Won)10,986 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of segment assets before eliminations to total assets before eliminations. See Note 41 of the notes to our consolidated financial statements.

(2)	After allocating a loss of (Won)344 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of absolute segment net income to the sum of the absolute net income of all segments. See Note 41 of the notes to our consolidated financial statements.
(3)	Merged with Woori Bank in March 2004.

The following is a summary of the activities of our principal subsidiaries.

Woori Bank

Established on December 31, 1998, Woori Bank (formerly known as Hanvit Bank) was formed as a result of the merger of two nationwide commercial banks, the Commercial Bank of Korea (established in 1899) and Hanil Bank (established in 1932). Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprise and individuals in Korea. As of December 31, 2003, Woori Bank was the second largest commercial bank in Korea based upon total loans and total assets. As of December 31, 2003, Woori Bank had more than 13 million customers, with 692 branches nationwide.

Kyongnam Bank

Established in April 1970, Kyongnam Bank is a regional commercial bank that provides financial services in Masan and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2003, Kyongnam Bank had approximately 1.6 million customers, with 127 branches throughout southeastern Korea and Seoul.

Kwangju Bank

Established in September 1968, Kwangju Bank is a regional commercial bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering various deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers. As of December 31, 2003, Kwangju Bank had approximately two million customers, with 112 branches throughout southwestern Korea and three branches in Seoul.

Woori Securities

Established in 1954, Woori Securities Co., Ltd., formerly known as Hanvit Securities, is a company that provides a variety of investment bank-related services, such as trading, agency, brokerage and underwriting of securities. It was listed on the Korea Stock Exchange on July 26, 1988. In connection with its restructuring, we acquired 40.2% of the outstanding shares of Woori Securities from Woori Bank, making it one of our direct subsidiaries. In November 2003, for the purpose of stabilizing the ownership and management structure of Woori Securities, we purchased an additional 4,121,730 of its treasury shares and, as of December 31, 2003, we owned 52.7% of its outstanding shares. As of December 31, 2003, Woori Securities had 41 branches and 22 brokerage outlets in Woori Bank’s branches in Korea. In order to increase our management control over the company, we acquired the 47.3% interest in Woori Securities that we did not own prior to such acquisition in June 2004, and plan to delist it from the Korea Stock Exchange in July 2004. Woori Securities’ shares were exchanged with shares of Woori Finance Holdings at an exchange ratio of 1 to 0.55.

Woori Credit Card

Established in December 2001, Woori Credit Card Co., Ltd., formerly known as Peace Bank of Korea, was a credit card company that provided a variety of credit card-related services and card loans. In February 2002,

Woori Credit Card acquired Woori Bank’s credit card operations, which it combined with the credit card operations of Peace Bank of Korea. In March 2003, Woori Credit Card acquired Kwangju Bank’s credit card operations. As of December 31, 2003, Woori Card had approximately 5.9 million cardholders, most of whom were former customers of Woori Bank and Peace Bank of Korea, and in 2003 it was the sixth largest credit card company in Korea in terms of transaction volume. This entity was merged with Woori Bank in March 2004.

Woori Investment Bank

Established in November 2000, Woori Investment Bank, formerly known as Hanaro Merchant Bank, was a nationwide merchant bank in Korea, with its main office and a branch office in Seoul and branch offices in Taegu and Pusan. Woori Investment Bank’s principal business activities included: short-term financing; international financing, including foreign currency transactions and lending; lease financing; and securities operations. This entity was merged with Woori Bank in August 2003.

Other Subsidiaries

The following table provides summary Korean GAAP information regarding our other consolidated subsidiaries (other than special purpose companies) as of or for the year ended December 31, 2003.

Subsidiary	Percentage of Ownership (1)	Total Assets		Stockholders’ Equity		Operating Revenue		Net Income
	(in millions of Won)
Woori Finance Information System Co., Ltd.	100.0%	(Won)	280,219	(Won)	7,703	(Won)	281,787	(Won)	4,005
Woori F&I Co., Ltd.	100.0		171,765		36,313		31,552		16,854
Woori Investment Trust Management Co., Ltd.	100.0		35,536		34,978		6,797		1,332
Woori Credit Information Co. Ltd.	100.0		15,204		12,678		27,728		1,774
Woori CA Asset Management Co., Ltd.	51.0		10,580		8,104		14,166		3,531

(1)	Including both direct and indirect ownership.

Item 4D. Property, Plants and Equipment

Our registered office and corporate headquarters, with a total area of approximately 97,222 square meters, are located at 203, 1-ga, Hoehyon-dong, Chung-Gu, Seoul, Korea. Information regarding certain of our properties in Korea is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)
Woori Finance Holdings and Woori Bank registered office and corporate headquarters	203 Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792	97,222
Kyongnam Bank registered office and corporate headquarters	246-1 Seockcheon-dong, Masan City, Kyongnam Province, Korea 630-010	29,457
Kwangju Bank registered office and corporate headquarters	7-12 Daein-dong, Dong-gu, Kwangju, Korea 501-030	47,007
Woori Finance Information System registered office and corporate headquarters	11-4 Shincheon-dong, Songpa-gu, Seoul, Korea	21,309

As of December 31, 2003, we had a network of 934 branches in Korea. Approximately 320 of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States and Indonesia and branches, agencies and representative offices in Asia, the United States and Europe. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us at December 31, 2003 was (Won)1,948 billion.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A. Operating Results

Overview

We maintain our accounts in accordance with accounting principles and practices employed by financial institutions and other enterprises in the Republic of Korea, whereas the accompanying consolidated financial statements reflect certain adjustments not recorded on our books to present these statements in accordance with U.S. GAAP. Our management uses Korean GAAP information to allocate resources and evaluate the performance of our subsidiaries.

The consolidated financial statements include the accounts of Woori Finance Holdings and its predecessor entities acquired by the KDIC during 1998 and 2000. The consolidated financial statements include the accounts of subsidiaries over which substantive control is exercised through either majority ownership of voting stock and/or other means. Investments in affiliated companies (companies over which we have the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in other investment assets.

Acquisitions and Dispositions

The KDIC established our company as a financial holding company in March 2001 to consolidate the Korean government’s interests in four commercial banks, one merchant bank and a number of other financial institutions. As a financial holding company, we conduct substantially all of our operations through our subsidiaries. For a more detailed discussion of the history of our establishment, see “Item 4A. History and Development of the Company.”

On September 30, 1998, the KDIC acquired the banking operations of the predecessor banks of our principal subsidiary, Woori Bank. The KDIC subsequently established Hanaro Merchant Bank (since renamed Woori Investment Bank), effective November 3, 2000, to restructure substantially all of the assets and liabilities of four failed merchant banks that the KDIC had previously acquired, which were transferred to Hanaro Merchant Bank effective November 21, 2000. The KDIC also acquired Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, effective December 30, 2000. We have accounted for all such acquisitions under the purchase method of accounting.

We recorded the assets and liabilities of Woori Bank’s predecessor banks, as well as those of each of Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, at fair value and recorded the amount by which the fair value of the acquired liabilities exceeded the fair value of the acquired identifiable assets as deficit equity, which is presented as a reduction of additional paid-in capital. In connection with the acquisition of Woori Bank’s predecessor banks in 1998, we recorded deficit equity of (Won)3,093 billion. In connection with the acquisitions of Kyongnam Bank, Kwangju Bank and Peace Bank of Korea in 2000, we recorded deficit equity of (Won)685 billion.

In connection with these acquisitions, we also recorded a core deposit intangible asset, which represents the fair value of the acquired base of demand and savings deposit accounts of the acquired entities which we can expect to maintain for an extended period because we have generally stable customer relationships. We have been amortizing this intangible asset in proportion to our estimated run-off of depositors on an accelerated basis over a weighted average life of approximately eight years. We recorded amortization expense of (Won)190 billion in 2001, (Won)114 billion in 2002 and (Won)68 billion in 2003, relating to the core deposit intangible asset.

During 2002, we sold our indirect subsidiary, Hanvit Leasing, and its three subsidiaries to third parties for an aggregate sale price of (Won)119 billion. We accounted for these sales as discontinued operations in 2002, and reclassified the assets and liabilities to be disposed of as held for sale in 2001. At the time of these sales, the (Won)534 billion carrying amount of the assets sold exceeded the (Won)511 billion carrying amount of the liabilities sold by (Won)23 billion. We recorded (Won)96 billion as “gain on disposal of discontinued components” in our consolidated income statement for 2002. We also recognized (Won)929 billion of income from Hanvit Leasing and its subsidiaries as “income from operations of discontinued components” in our consolidated income statement for 2002. This income related primarily to gain on forgiveness of outstanding debt of Hanvit Leasing by its creditors in connection with its debt restructuring in 2002. In addition, during 2002, Woori Investment Bank entered into an agreement to sell one of its subsidiaries, which was subsequently sold in February 2003. In connection with that sale, we recorded (Won)7 billion as “loss on disposal of discontinued components” and recognized (Won)3 billion of income as “income from operations of discontinued components” in our consolidated income statement for 2002. See Note 29 of the notes to our consolidated financial statements.

In addition, we have entered into bancassurance marketing arrangements with six insurance companies, including Samsung Life and American Insurance Group, and plan to enter into additional arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base, to market their insurance products. See “Item 4B. Business Overview—Other Businesses—Bancassurance.” We have also been selected as one of the two preferred bidders in an auction for the 21.2% controlling voting interest in LG Investment & Securities, a leading domestic securities firm, which is currently held by LG Card, and intend to participate in the bidding for an interest in either Korea Investment & Securities or Daehan Investment & Securities, which were acquired and recapitalized by the KDIC on behalf of the Korean government due to the financial difficulties they were experiencing and are being auctioned by the KDIC. See “Item 4B. Business Overview—Capital Markets Activities—Securities Brokerage” and “—Asset Management—Investment Trust Management.”

The Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. As part of the Korean government’s structural reform program, which stemmed from the economic difficulties in Korea in 1997 and 1998, the government made significant changes to the regulations governing financial institutions, including changes in loan classification and loss provisioning guidelines, Korean GAAP, securities valuation methods and liquidity and minimum capital requirements.

Financial and economic conditions generally improved in Korea from 1999 to 2003. The general level of interest rates decreased, consumer spending and consumer demand for credit cards and other financial products increased, the overall level of non-performing corporate loans decreased and overall profitability increased. Nonetheless, the Korean government’s structural reforms in the corporate sector have not been fully implemented and many large corporations are still experiencing significant financial difficulties. For example, in March 2003 the principal creditor banks (including Woori Bank) of SK Networks (formerly SK Global), a member company of the SK Group, commenced corporate restructuring procedures against SK Networks after the company announced that its financial statements understated its debt by (Won)1 trillion and overstated its profits by (Won)1.5 trillion. We recorded provisions of (Won)45 billion in 2003 in respect of our exposures to SK Networks. Furthermore, substantial growth in lending to small- and medium-sized enterprises has been accompanied by increasing delinquencies and a deterioration in overall asset quality, which is expected to continue. For the year ended December 31, 2003, we recorded (Won)267 billion of charge-offs in respect of our loans to small- and medium enterprises as compared to (Won)36 billion of charge-offs for the year ended December 31, 2002. Increased delinquencies have resulted in an increase in non-accrual loans, which has adversely affected our overall margins. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio.”

In addition, the significant increase in consumer and credit card debt has led to a deterioration in the asset quality of the consumer lending and credit card portfolios of Korean financial institutions. In recent years, commercial banks, credit card companies, consumer finance companies and other financial institutions in Korea made significant investments and engaged in aggressive marketing in these areas, leading to substantially increased competition in the consumer finance and credit card segments. However, the rapid growth in consumer credit has led to increasing delinquencies, loan loss provisions, non-performing loans and charge-offs, which has continued. In 2003, we recorded charge-offs of (Won)1,384 billion and provisions of (Won)1,682 billion in respect of our credit card portfolio, which contributed significantly to our net loss, and we may record additional charge-offs and provisions during 2004, which could have a negative impact on our results of operations. See “Risk Factors—Risks relating to our consumer credit portfolio.” In particular, credit card delinquencies increased significantly in 2003, which has led to financial difficulties for credit card companies. For example, in response to the liquidity problems affecting LG Card, the creditor banks of LG Card (including our subsidiaries) agreed in November 2003 to provide a new (Won)2 trillion credit facility, secured by credit card receivables, to enable LG Card to resume cash operations, and also agreed to extend the maturity of a portion of LG Card’s debt coming due in 2003 for one year. After the failure to auction LG Card to a buyer in December 2003, the principal creditors of LG Card tentatively agreed to a rescue plan in January 2004. In May 2004, LG Card completed a capital write-down of 97.7% of its outstanding common stock and entered into a memorandum of understanding with the Korea Development Bank in connection with its restructuring plan. We recorded provisions of (Won)186 billion with respect to loans and guarantees and acceptances and recognized securities impairment losses of (Won)207 billion in 2003 in respect of our exposures to LG Card. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to a number of Korean credit card companies and recent and future difficulties faced by these companies may have an adverse impact on us.”

In light of these developments, in 2002 and 2003 the Korean government has implemented a number of changes to the regulations governing credit card operations, as well as loss provisioning guidelines for consumer loans and credit card receivables. In April 2003, the Korean government also implemented measures to provide liquidity support to credit card companies, which included requests for lenders (including us) to voluntarily extend the maturity of outstanding debt securities of credit card companies that they hold and to purchase credit card company debt securities from investment trust management companies.

In light of the deteriorating financial condition of Woori Credit Card stemming from rising credit card delinquencies, we provided approximately (Won)840 billion of financial assistance to Woori Credit Card in 2003, in the form of capital contributions, and made an additional capital contribution of (Won)800 billion in March 2004. We also cancelled 94.4% of our shares in that subsidiary, with an aggregate par value of (Won)1.9 trillion, in connection with the offset of its common stock against its accumulated deficit in December 2003. In addition, in December 2003, our board of directors resolved to merge Woori Credit Card with Woori Bank, which merger was completed in March 2004. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio” and “—Risks relating to government regulation.”

As a result of these unfavorable developments, as well as factors such as high oil prices, the weakness of the economy in parts of the world, the war in Iraq and its aftermath and tensions with North Korea, the economic outlook for the financial services sector in Korea in 2004 is uncertain.

Changes in Securities Values, Exchange Rates and Interest Rates

Exchange rates, interest rates and stock prices have fluctuated significantly in Korea in recent years. These fluctuations affect not only the value of and rate of return on our assets and the availability and cost of our funding, but also the performance and financial condition of our customers and the demand for our products and services. The following table shows, for the dates indicated, the stock price index of all equities listed on the Korea Stock Exchange as published in the Korea Composite Stock Price Index (known as “KOSPI”), the Won to U.S. dollar exchange rates and benchmark Won borrowing interest rates for the periods indicated.

	Dec. 31, 1999		June 30, 2000		Dec. 31, 2000		June 30, 2001		Dec. 31, 2001		June 30, 2002		Dec. 31, 2002		June 30, 2003		Dec. 31, 2003
KOSPI		1,028.07		821.22		504.62		595.13		693.70		742.72		627.55		669.93		810.71
(Won)/US$ exchange rates (1)	(Won)	1,136	(Won)	1,115	(Won)	1,267	(Won)	1,303	(Won)	1,314	(Won)	1,205	(Won)	1,186	(Won)	1,196	(Won)	1,192
Corporate bond rates (2)		9.95%		9.37%		8.27%		7.25%		7.20%		6.72%		5.81%		5.45%		5.58%
Treasury bond rates (3)		9.03%		8.31%		6.70%		5.93%		5.91%		5.66%		5.11%		4.16%		4.82%

(1)	Noon buying rate as quoted by the Federal Reserve Bank of New York in the United States.
(2)	Measured by the yield on three-year A+ rated Korean corporate bonds, as rated by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Finance and Economy.

Critical Accounting Estimates

The notes to our consolidated financial statements contain a summary of our significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of these policies are critical to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. We discuss these critical accounting policies below.

Allowance for Credit Losses

We have established an allowance for losses on loans, leases and other credits, which is available to absorb losses that we incur in our credit portfolio. This allowance is based on our continuing review of the credit portfolio, which we evaluate for impairment on an ongoing basis, and represents our best estimate of probable losses that have been incurred as of the balance sheet date. If we believe that additions or changes to the allowance for credit losses are required, then we record provisions for credit losses, which are treated as charges against current income. Credit exposures that we deem to be uncollectible, including actual credit losses, net of recoveries of previously charged-off amounts, are charged directly against the allowance for credit losses.

We base the level of our allowance for credit losses on an evaluation of the risk characteristics of our credit portfolio. That evaluation considers factors such as past loss experience, the financial condition of our borrowers and current economic conditions. We evaluate corporate loans and consumer loans in different ways, due to their respective characteristics, as follows:

•	We generally evaluate impaired corporate loans individually, due to the unique characteristics of the individual corporate borrowers, and establish an allowance for loan losses for individual impaired corporate loans. As described in Note 1 of the notes to our consolidated financial statements included elsewhere in this annual report, we consider a loan impaired when, after considering current information and events, we believe it is probable that we will be unable to collect all amounts due, including principal and interest, under the contractual terms of the loan. Once we have identified a loan as impaired, we generally measure the value of the loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate. Alternatively, as a practical expedient, we measure the value of the loan at the loan’s observable market price or, if the loan is collateral dependent, at the fair value of the collateral. If the measured value is less than the book value of the loan, we establish a specific allowance for the amount deemed uncollectible.

•	We also establish an allowance for loan losses for corporate loans that we do not believe are impaired using an expected loss methodology. Expected losses are determined using the probability of default and the likely severity of any resulting loss and are established based on historical loss experience.

•	We establish an allowance for loan losses related to leases using the same method we use to establish allowance for losses for corporate loans.

•

We generally evaluate consumer loans, including mortgage and home equity loans, and credit card balances as individual pools for loan loss reserve purposes due to their homogeneous nature, and establish an allowance for loan losses relating to each pool using an expected loss methodology, based on historical loss experience. For loans originating from our credit card operations, we generally evaluate these loans for loan loss reserve purposes as two pools of homogeneous loans: the loans held in our credit card accounts; and the securitized loans held in our special purpose entities. Each of these pools is further divided into two sub-pools depending on when the cardholder to which such loans were provided became a customer. Our loan loss reserves for credit card loans are established based on expected loss methodology. This methodology is the product of expected default frequency and loss severity. Expected default frequency is calculated using the delinquency roll-rate for the past fiscal year. We also generally compare our loan loss reserve with expected charge-offs for the next fiscal year for the purpose of evaluating the sufficiency of our loan loss reserve.

•	We establish an allowance for losses for guarantees using the same method we use to establish allowances for our loans.

We believe that the accounting estimate related to our allowance for credit losses is a “critical accounting policy” because: (1) it is highly susceptible to change from period to period because we must make assumptions about future default rates and losses relating to our credit portfolio; and (2) any significant difference between our estimated credit losses (as reflected in our allowance for credit losses) and actual credit losses could require us to take additional provisions which, if significant, could have a material impact on our net income. Our assumptions about estimated losses require significant judgment because actual losses have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

Our consolidated financial statements for the year ended December 31, 2003 included a total allowance for credit losses of (Won)3,291 billion as of that date (including allowances of (Won)458 billion with respect to guarantees and acceptances). Our total loan charge-offs, net of recoveries, amounted to (Won)3,542 billion and our provision for credit losses amounted to (Won)2,514 billion (including a provision for guarantees and acceptances of (Won)201 billion) in 2003.

Valuation of Securities and Financial Instruments

We invest in various financial instruments including debt and equity securities, derivatives and investments in venture capital activities. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to determine the instrument’s effect on our consolidated financial statements.

•	Trading assets and liabilities: Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading positions are carried at fair value and recorded on a trade date basis. Trading assets and liabilities also include derivatives and foreign exchange contracts used for trading purposes that do not qualify for hedge accounting, as well as those used for other than trading purposes, all of which we carry at fair value. We recognize changes in the fair value of any of these assets and liabilities in net trading revenue as they occur. While the majority of fair value estimates for trading assets and liabilities are made based on quoted market prices, in 2003, approximately 23.7%, or (Won)1,018 billion, of the fair value of these assets and liabilities was determined using third-party broker quotations or through our discounted cash flow model. That model discounts the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment.

•	Available-for-sale debt and marketable equity securities: We classify our investments in debt and marketable equity securities as available-for-sale when we intend to hold the securities for an indeterminate period of time or when the securities may be sold from time to time to effectively manage interest rate exposure and liquidity needs. We generally designate all securities not classified as held-to-maturity securities or trading securities as available-for-sale securities. We record available-for-sale securities at fair value. For debt securities, we amortize premiums and accrete discounts using the effective interest rate method. Realized gains and losses on available-for-sale securities are determined using the specific identification method for debt securities and moving average method for equity securities. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “accumulated other comprehensive income, net of tax.” Any other-than-temporary declines in the fair value of available-for-sale securities results in the recognition of the related loss in earnings. In 2003, approximately 22.9%, or (Won)2,688 billion, of the fair value of available-for-sale debt was determined using third-party broker quotations or through our discounted cash flow model.

•	Held-to-maturity debt securities: We classify our investments in debt securities as held-to-maturity when we have the positive ability and intent to hold those securities until maturity. We record these securities at amortized cost and adjust those values for accretion and amortization of discounts and premiums. Declines in fair value of individual held-to-maturity securities below their amortized cost that are other-than-temporary result in write-downs of the securities to their fair value.

•	Non-marketable equity securities: Non-marketable equity securities, restricted stock and investments in limited partnerships do not have readily determinable fair values. To the extent we do not have significant influence over the investee, we record such securities using the cost method of accounting. Under this method, we will not change the cost basis of individual securities unless there is other-than-temporary decline in value, which results in write-downs of those securities to their fair value. The fair values of non-marketable equity securities are based on the latest obtainable net asset value of the investees, which often reflect cost or other reference events. Any changes in the information or assumptions used in obtaining the fair values could significantly affect the fair value of these investments. If we have significant influence over the operations and financial policies of the investee, we record such securities using the equity method of accounting, pursuant to which we record our equity ownership share of the net income or loss of the investee.

If available, quoted market prices provide the best indication of fair value. We determine the fair value of our securities and financial instruments using quoted market prices when available, including quotes from dealers trading those securities or instruments. If quoted market prices are not available, we determine the fair value based on pricing models, quoted prices of instruments with similar characteristics, discounted cash flows or the net asset value of the investee. The fair values calculated based on pricing and valuation models or the discounted cash flow analyses are subject to various assumptions used which, if changed, could significantly affect the fair values of the investments. These assumptions relate to discount rates, cash flows and certain modeling techniques, among other things.

In connection with the recognition of other-than-temporary impairment, the length of time a security has been below cost is the primary factor we consider in assessing whether an impairment loss should be recognized. Other factors we consider include the financial condition and near-term prospects of the issuer, including any specific events that may influence the issuer’s operations such as changes in technology that may impair its earnings potential or the discontinuance of a segment of its business that may affect future earnings potential, our intent and ability to retain its investment in the security for a period of time sufficient to allow for any recovery in market value, and (for domestic securities only) the state of the Korean economy. Any changes in these assumptions could significantly affect the valuation and timing of recognition of an other-than-temporary impairment.

We believe that the accounting estimates related to the fair market value of our various securities is a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on factors beyond our control; and (2) any significant difference between our estimated fair value of these securities on any particular date and either their estimated fair value on a different date or the actual proceeds that we receive upon sale of these securities could result in valuation losses or losses on disposal which may have a material impact on our net income. Our assumptions about the fair market value of securities we hold, and in particular whether any decline in the value of our available-for-sale or held-to-maturity securities is temporary, require significant judgment because actual valuations have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

Valuation Allowance for Deferred Tax Assets

As a result of the substantial losses incurred by certain of our subsidiaries, including Woori Bank, prior to their acquisition by us, we had an aggregate of approximately (Won)3,608 billion of net operating loss carry-forwards as of December 31, 2003, which expire from 2004 to 2008. We may be able to use these net operating loss carry-forwards, as well as temporary differences in the amount of tax recorded for tax purposes and accounting purposes, to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent that it is more likely than not that deferred tax assets will not be realized. We record a benefit or expense under the income tax expense/benefit line of our income statement when there is a net change in our total deferred tax assets and liabilities in a period. In 2001, 2002 and 2003, we recorded a valuation allowance for the full amount of deferred tax assets, net of deferred tax liabilities, due to the uncertainty of the amount of our future profitability.

We believe that the estimates related to our establishment of the valuation allowance for deferred tax assets is a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on our assumptions regarding our future profitability; and (2) any significant difference between our estimates of future profits on any particular date and such estimates of future profits on a different date could result in income tax benefits which may have a material impact on our net income from period to period. Our assumptions about future profitability require significant judgment and are inherently subjective.

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our interest and dividend income.

	Year ended December 31,						% Change
	2001		2002		2003		2001/2002	2002/2003
Interest and dividend income
Loans	(Won)	5,199	(Won)	5,149	(Won)	5,822	(1.0)%	13.1%
Deposits in other banks		123		86		73	(30.1)	(15.5)
Trading assets		235		215		202	(8.5)	(6.1)
Investment securities		1,560		1,458		1,378	(6.5)	(5.5)
Call loans and securities purchased under resale agreements		63		42		45	(33.0)	7.6

Total interest and dividend income		7,180		6,950		7,520	(3.2)	8.2
Interest expense
Deposits		3,254		2,700		2,743	(17.0)	1.6
Call money		39		38		35	(2.2)	(9.1)
Other borrowed funds		541		307		313	(43.3)	1.7
Secured borrowings		284		287		259	0.8	(9.7)
Long-term debt		646		659		767	2.0	16.4

Total interest expense		4,764		3,991		4,117	(16.2)	3.2

Net interest income	(Won)	2,416	(Won)	2,959	(Won)	3,403	22.5	15.0

Net interest margin (1)		2.81%		3.07%		3.01%	9.3	(2.0)

(1)	The ratio of net interest income to average interest-earning assets.

Comparison of 2003 to 2002

Interest and dividend income. Interest and dividend income increased 8.2% from (Won)6,950 billion for 2002 to (Won)7,520 billion for 2003, primarily due to a 13.1% increase in interest on loans. The average balance of our interest-earning assets increased 17.1% from (Won)96,485 billion in 2002 to (Won)112,950 billion in 2003, principally due to growth in our loan portfolio. This increase was partially offset by a decline in average yields on interest-earning assets from 7.20% in 2002 to 6.66% in 2003, which was driven by the decline in the general levels of interest rates in Korea from 2002 to 2003 and an increase in non-accrual loans resulting from higher delinquency levels in 2003.

The 13.1% increase in interest on loans from (Won)5,149 billion in 2002 to (Won)5,822 billion in 2003 was primarily the result of:

•	a 21.7% increase in the average volume of commercial and industrial loans from (Won)32,401 billion in 2002 to (Won)39,420 billion in 2003, partially offset by a decrease of 16 basis points in the average yields on such loans from 6.42% in 2002 to 6.26% in 2003;

•	a 29.2% increase in the average volume of general purpose household loans (including home equity loans) from (Won)20,799 billion in 2002 to (Won)26,874 billion in 2003, partially offset by a decrease of 57 basis points in the average yields on such loans from 7.32% in 2002 to 6.75% in 2003; and

•	a 79.0% increase in the average volume of mortgage loans from (Won)1,713 billion in 2002 to (Won)3,066 billion in 2003, partially offset by a decrease of 79 basis points in the average yields on such loans from 7.18% in 2002 to 6.39% in 2003.

The increase in the average volume of commercial and industrial loans mainly reflected increased lending to small- and medium-sized enterprises due to higher loan demand, while the increase in the average volume of consumer loans reflected increased demand for consumer loan products, and, in both cases, our continuing focus on providing loans to the small- and medium-sized enterprise and consumer segments. The average volume of interest-earning credit card balances declined 7.2%, from (Won)3,844 billion in 2002 to (Won)3,567 billion in 2003, as a result of increased charge-offs of delinquent balances and measures we adopted to reduce the overall level of outstanding credit card balances, including lowering credit limits for cardholders and suspending the availability of new credit card loans. Despite the decline in the average volume of interest-earning credit card balances, interest income from credit cards increased slightly, as average yields for these balances increased as a result of industry-wide rate increases designed to enhance the profitability of credit card operations in the face of increasing delinquencies and lower volume growth, as well as the application of penalty interest on higher delinquent balances. Overall, the average volume of our loans increased 20.2%, from (Won)70,617 billion in 2002 to (Won)84,867 billion in 2003, while the average yield on our loans decreased 43 basis points, from 7.29% to 6.86%, reflecting the lower interest rate environment in Korea in 2003.

Our securities portfolio consists primarily of investment securities, of which a substantial majority was debt securities issued by government-owned or -controlled enterprises or financial institutions (including the KDIC, the Bank of Korea and the Korea Development Bank). Interest and dividends on investment securities decreased 5.6% from (Won)1,673 billion in 2002 to (Won)1,580 billion in 2003, primarily due to a 95 basis point decline in average yields on investment securities from 7.42% to 6.47%, which was partially offset by a 8.3% increase in the average volume of such securities from (Won)22,543 billion to (Won)24,415 billion. The decline in average yields reflected the lower interest rate environment, while the increase in average volume was primarily as a result of an increase in the average volume of available-for-sale securities resulting from the allocation of increased deposit funding to purchases of these securities.

Interest Expense. Interest expense increased 3.2% from (Won)3,991 billion for 2002 to (Won)4,117 billion for 2003, primarily due to a 16.4% increase in interest expense on long-term debt and a 1.6% increase in interest expense on deposits. The average balance of interest bearing liabilities increased 16.8% from (Won)93,383 billion in 2002 to (Won)109,015 billion in 2003, principally due to increased deposits and long-term debt, which was partially offset by a decline of 49 basis points in the average cost of those liabilities from 4.27% to 3.78%.

The 16.4% increase in interest expense on long-term debt from (Won)659 billion in 2002 to (Won)767 billion in 2003 was attributable due to an increase in the average volume of such debt. The average volume of our long-term debt increased 30.0% from (Won)10,122 billion in 2002 to (Won)13,157 billion in 2003 due to our efforts to increase stable funding sources. This increase was partially offset by a 68 basis point decrease in the average cost of our long-term debt from 6.51% in 2002 to 5.83% in 2003 due to the decline in the general levels of interest rates in Korea from 2002 to 2003 and as we replaced maturing long-term debt with lower cost long-term debt.

The 1.6% increase in interest expense on deposits from (Won)2,700 billion in 2002 to (Won)2,743 billion in 2003 was primarily the result of:

•	a 16.6% increase in the average volume of time deposits (other than certificate of deposit accounts) from (Won)41,296 billion in 2002 to (Won)48,159 billion in 2003, partially offset by a decline of 57 basis points in the average cost of such deposits from 5.09% to 4.52%; and

•	a 174.1% increase in the average volume of certificate of deposit accounts from (Won)626 billion in 2002 to (Won)1,716 billion in 2003, partially offset by a decline of 42 basis points in the average cost of such deposits from 4.79% to 4.37%.

These increases were partially offset by a 48 basis point decline in the average cost of demand deposits from 1.15% in 2002 to 0.67% in 2003, which in turn was partially offset by a 8.4% increase in the average volume of such deposits from (Won)18,862 billion in 2002 to (Won)20,443 billion in 2003. Overall, the average volume of deposits increased primarily due to increased overall demand for bank deposit products in Korea, as well as improvements in our marketing capability resulting from the commencement of our business process re-engineering project with respect to our commercial banking operations in April 2002. The average cost of out total deposits decreased by 49 basis points from 3.90% to 3.41% principally due to the lower interest rate environment.

Under U.S. GAAP, transfers of assets through securitizations where control of the assets has not been surrendered are not treated as sale transactions. Instead, the assets remain on our balance sheet, and the securitization proceeds are accounted for as secured borrowings. Interest expense on secured borrowings decreased 9.7% from (Won)287 billion in 2002 to (Won)259 billion in 2003 primarily due to a 55 basis point decrease in the average cost of such borrowings from 5.74% in 2002 to 5.19% in 2003, reflecting the lower interest rate environment. The average volume of such borrowings remained relatively stable at (Won)4,995 billion in 2003 compared to (Won)5,001 billion in 2002.

Interest expense on other borrowed funds, which consist primarily of short-term borrowings from other banks, borrowings from our trust accounts, short-term debentures and borrowings from the Bank of Korea, remained relatively stable at (Won)313 billion in 2003 compared to (Won)307 billion in 2002. The average volume of other borrowed funds increased 18.7% from (Won)7,858 billion in 2002 to (Won)9,331 billion in 2003, principally due to our increased use of short-term borrowings to take advantage of the lower cost of such borrowings. This increase was offset by a 56 basis point decrease in the average cost of such borrowings from 3.91% to 3.35% primarily due to the lower interest rate environment.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 3.07% in 2002 to 3.01% in 2003, as the increase in the average volume of our interest-earning assets outpaced the increase in our net interest income. The average volume of our interest-earning assets increased 17.1% from (Won)96,485 billion to (Won)112,950 billion, while net interest income increased at a slightly lesser rate of 15.9% from (Won)2,959 billion to (Won)3,403 billion. The growth in average interest-earning assets was matched by a 16.7% increase in average interest bearing liabilities from (Won)93,383 billion in 2002 to (Won)109,015 billion in 2003, while the increase in interest and dividend income outpaced the increase in interest expense, resulting in the growth in net interest income. However, net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest bearing liabilities, declined from 2.93% in 2002 to 2.88% in 2003. The decline in net interest spread reflected a larger decline in the average yield on interest-earning assets from 2002 to 2003, which was accelerated by the increase in non-accrual loans (partially offset by the effects of average volume increases in commercial and industrial loans and in higher margin segments such as consumer loans, as well as an increase in average yields on interest-earning credit card balances), compared to the decline in the average cost of interest bearing liabilities between the two periods, particularly for long-term debt and time deposits where growth in average volume was the largest.

Comparison of 2002 to 2001

Interest and dividend income. Interest and dividend income decreased 3.2% from (Won)7,180 billion in 2001 to (Won)6,950 billion in 2002, primarily due to a 1.0% decrease in interest on loans and a 6.5% decrease in interest and dividends on investment securities, which were driven by the decline in the general levels of interest rates in Korea from 2001 to 2002. The average yields on interest-earning assets declined from 8.35% in 2001 to 7.20% in 2002. This decline in average yields was partially offset by a 12.2% increase in the average balance of our interest-earning assets from (Won)86,006 billion in 2001 to (Won)96,485 billion in 2002, principally due to growth in our loan portfolio.

The 1.0% decrease in interest on loans from (Won)5,199 billion in 2001 to (Won)5,149 billion in 2002 was primarily the result of:

•	a decline of 219 basis points in the average yields on commercial loans other than commercial and industrial, lease financing and trade financing loans from 9.56% in 2001 to 7.37% in 2002, enhanced by a 29.2% decrease in average volume of such loans from (Won)7,722 billion in 2001 to (Won)5,466 billion in 2002;

•	a decline of 266 basis points in the average yields on trade financing loans from 8.80% in 2001 to 6.14% in 2002, enhanced by a 5.5% decrease in average volume of such loans from (Won)6,306 billion in 2001 to (Won)5,962 billion in 2002; and

•	a decline of 139 basis points in the average yields on commercial and industrial loans from 7.81% in 2001 to 6.42% in 2002, partially offset by a 13.6% increase in average volume of such loans from (Won)28,516 billion in 2001 to (Won)32,401 billion in 2002.

These decreases were also partially offset by a 78.4% increase in average volume of general purpose household loans from (Won)11,659 billion in 2001 to (Won)20,799 billion in 2002, which was partially offset by a 114 basis point decline in average yields on such loans from 8.46% in 2001 to 7.32% in 2002, and a 16.7% increase in the average volume of interest-earning credit card balances from (Won)3,294 billion in 2001 to (Won)3,844 billion in 2002, which was partially offset by a 39 basis point decline in average yields on such balances from 16.91% in 2001 to 16.52% in 2002. Overall, the average yield on our loans decreased 149 basis points from 8.78% to 7.29% principally due to the decline in the general levels of interest rates in Korea from 2001 to 2002. The average volume of our loans increased principally due to increased demand for consumer loan products, as well as our increased focus on providing these loan products to customers.

The 6.5% decrease in interest and dividends on investment securities from (Won)1,560 billion in 2001 to (Won)1,458 billion in 2002 was primarily due to a 39 basis point decline in average yields on investment securities from 8.28% in 2001 to 7.89% in 2002 and a 1.9% decrease in the average volume of such securities from (Won)18,846 billion in 2001 to (Won)18,481 billion in 2002. The decline in average yields reflected the lower interest rate environment.

Interest and dividend income from deposits in other banks, from call loans and securities purchased under resale agreements and from trading assets declined by 30.1%, 33.3% and 8.5%, respectively. Average yields declined by 48 basis points on deposits in other banks, by 79 basis points on call loans and securities and by 93 basis points on trading assets, which reflected the lower interest rate environment. Average volumes of deposits in other banks and call loans and securities also decreased, primarily as a result of the redeployment of these assets to more profitable areas such as lending.

Interest Expense. Interest expense decreased 16.2% from (Won)4,764 billion in 2001 to (Won)3,991 billion in 2002, primarily due to a 17.0% decrease in interest expense on deposits and a 43.1% decrease in interest expense on other borrowed funds. The average cost of interest bearing liabilities declined 143 basis points from 5.70% in 2001 to 4.27% in 2002, which was partially offset by an 11.7% increase in the average balance of those liabilities from (Won)83,572 billion in 2001 to (Won)93,383 billion in 2002, principally due to increased deposits.

The 17.0% decrease in interest expense on deposits from (Won)3,254 billion in 2001 to (Won)2,700 billion in 2002 was primarily the result of:

•	a decline of 152 basis points in the average cost of time deposits (other than certificate of deposit accounts) from 6.61% in 2001 to 5.09% in 2002, partially offset by a 6.5% increase in the average volume of such deposits from (Won)38,789 billion in 2001 to (Won)41,296 billion in 2002;

•	a decline of 72 basis points in the average cost of demand deposits from 1.87% in 2001 to 1.15% in 2002, partially offset by a 24.0% increase in the average volume of such deposits from (Won)15,208 billion in 2001 to (Won)18,862 billion in 2002; and

•	a 52.8% decrease in the average volume of certificate of deposit accounts from (Won)1,327 billion in 2001 to (Won)626 billion in 2002, enhanced by a decline of 162 basis points in the average cost of such accounts from 6.41% in 2001 to 4.79% in 2002.

Overall, the average cost of deposits decreased by 133 basis points from 5.23% to 3.90% due to the decline in the general levels of interest rates in Korea from 2001 to 2002. The average volume of deposits increased primarily due to increased overall demand for bank deposit products in Korea, as well as improvements in our marketing capability resulting from the commencement of our business process re-engineering project with respect to our commercial banking operations in April 2002.

Interest expense on other borrowed funds decreased 43.3% from (Won)541 billion in 2001 to (Won)307 billion in 2002 principally due to a decrease in the average cost of such borrowings resulting from the lower interest rate environment in Korea. The average cost of short-term borrowings other than borrowings from the Bank of Korea decreased 335 basis points from 7.52% in 2001 to 4.17% in 2002, which decrease was partially offset by a 13.3% increase in the average volume of such borrowings from (Won)5,862 billion in 2001 to (Won)6,640 billion in 2002. The average cost of borrowings from the Bank of Korea decreased 205 basis points from 4.51% in 2001 to 2.46% in 2002, and the average volume of such borrowings decreased 45.1% from (Won)2,219 billion in 2001 to (Won)1,218 billion in 2002, primarily due to tightened monetary policies of the Bank of Korea.

Interest expense on long-term debt increased 2.0% from (Won)646 billion in 2001 to (Won)659 billion in 2002 principally due to an increase in the average volume of such debt. The average volume of our long-term debt increased 29.6% from (Won)7,808 billion in 2001 to (Won)10,122 billion in 2002 due to our efforts to increase stable funding sources. This increase was partially offset by a 176 basis point decrease in the average cost of our long-term debt from 8.27% in 2001 to 6.51% in 2002 due to the lower interest rate environment and as we replaced maturing long-term debt with lower cost long-term debt.

Interest expense on secured borrowings remained relatively constant between (Won)284 billion in 2001 and (Won)287 billion in 2002. The average volume of secured borrowings increased 8.6% from (Won)4,603 billion in 2001 to (Won)5,001 billion in 2002, principally as a result of new asset securitization transactions in respect of credit card receivables that we entered into in 2002. This increase was partially offset by a 43 basis point decrease in the average cost of our secured borrowings from 6.17% in 2001 to 5.74% in 2002, primarily due to the lower interest rate environment.

Net interest margin. From 2001 to 2002, our overall net interest margin increased from 2.81% to 3.07%, as our net interest income increased 22.5% from (Won)2,416 billion to (Won)2,959 billion, while the average volume of our interest-earning assets increased 12.2% from (Won)86,006 billion to (Won)96,485 billion. While the growth in average interest-earning assets was matched by a 11.7% increase in average interest bearing liabilities from (Won)83,572 billion in 2001 to (Won)93,382 billion in 2002, the decrease in interest expense outpaced the decrease in interest and dividend income, resulting in the growth in net interest income. This growth reflected an increase in net interest spread from 2.65% in 2001 to 2.93% in 2002. The increase in net interest spread, in turn, resulted from a larger decline in the average cost of interest bearing liabilities from 2001 to 2002, particularly for time deposits, demand deposits and short-term borrowings where growth in average volume was largest, compared to the decline in the average yield on interest-earning assets, which was slowed by average volume increases in commercial and industrial loans and higher margin segments such as consumer loans and credit cards.

Provision for Loan Losses

We use provisions for loan losses to bring our allowance for loan losses to a level we deem appropriate. For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview—Assets and Liabilities—Asset Quality—Provisioning Policy.”

Comparison of 2003 to 2002

Our provision for loan losses increased from (Won)1,247 billion for 2002 to (Won)2,313 billion for 2003. This increase was principally due to an increase in provisions of (Won)830 billion in respect of our credit card receivables, due to a deterioration in the asset quality of our existing credit card portfolio, as well as an increase in provisions of (Won)67 billion in respect of our corporate loans, primarily due to growth and asset quality deterioration in our lending to small- and medium-sized enterprises and additional provisions in respect of our loans to SK Networks and LG Card. Our provisions in respect of consumer loans also increased by (Won)169 billion, primarily due to growth in the volume of general purpose household loans.

Our loan charge-offs, net of recoveries, increased 88.1% from (Won)1,883 billion for 2002 to (Won)3,542 billion for 2003 primarily due to a (Won)953 billion increase in net charge-offs relating to credit card balances and a (Won)689 billion increase in net charge-offs of allowance relating to loans sold. Our charge-offs of credit card balances increased principally as a result of significant deterioration in the asset quality of our existing credit card portfolio. In addition to increased net charge-offs of credit card balances and consumer loans, increases in consumer loans, particularly general purpose household loans, and increased overdue balances in our credit card portfolio, which increased 85.8% from (Won)702 billion as of December 31, 2002 to (Won)1,304 billion as of December 31, 2003, resulted in higher provisioning for our consumer credit operations. In addition, our charge-offs of allowance relating to loans sold increased as we sold (Won)3,015 billion of mainly non-performing corporate loans during 2003, compared to sales of (Won)1,859 billion of loans during 2002, as part of our efforts to enhance the overall asset quality of our corporate loan portfolio. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Sales of Non-Performing Loans.” As a result of these disposals, impaired corporate loans decreased 45.9% from (Won)6,262 billion as of December 31, 2002 to (Won)3,387 billion as of December 31, 2003.

Our provisions with respect to guarantees and acceptances increased from (Won)106 billion for 2002 to (Won)201 billion for 2003. This increase resulted primarily from provisions we took at the end of 2003 in respect of a commitment we provided for (Won)176 billion of additional loans to LG Card, which were disbursed in February 2004.

Our other provisions decreased from (Won)145 billion for 2002 to (Won)102 billion for 2003. This resulted primarily from a decrease in recorded provisions for ongoing litigation.

Comparison of 2002 to 2001

Our provision for loan losses increased from (Won)1,114 billion in 2001 to (Won)1,247 billion in 2002. This increase was principally due to an increase in provisions of (Won)468 billion in respect of our credit card receivables, due to the growth in outstanding credit card balances as well as a deterioration in the asset quality of our existing credit card portfolio. This increase was partially offset by (Won)353 billion of decreased provisions in respect of our corporate loan portfolio due to a decrease in new delinquencies in, and an overall improvement in the asset quality of, our corporate loans in 2002 compared to 2001.

Our loan charge-offs, net of recoveries, decreased 47.0% from (Won)3,554 billion in 2001 to (Won)1,883 billion in 2002 primarily due to a (Won)2,012 billion decrease in net charge-offs of corporate loans and a (Won)161 billion decrease in net charge-offs relating to foreign loans. This decrease was partially offset by a (Won)338 billion increase in charge-offs of allowance relating to loans sold and a (Won)162 billion increase in net charge-offs relating to credit card balances and consumer loans. Our charge-offs of corporate loans decreased due to an overall improvement in the asset quality of our corporate loans in 2002 compared to 2001. Despite these lower net charge-offs, impaired corporate loans decreased 31.4% from (Won)9,122 billion as of December 31, 2001 to (Won)6,262 billion as of December 31, 2002 as a result of principal repayments on and disposals of such loans. Our charge-offs of allowance relating to loans sold increased as we sold more loans in 2002 than we did in 2001. Despite increased net charge-offs of credit card balances and consumer loans, however, significant increases in credit card balances, particularly cash advances, and increased overdue balances in our credit card portfolio, which increased 113.4% from (Won)329 billion as of December 31, 2001 to (Won)702 billion as of December 31, 2002, resulted in higher provisioning for our consumer credit operations.

Our provision for guarantees and acceptances changed from a reversal of provision of (Won)159 billion in 2001 to a provision of (Won)106 billion in 2002. This change resulted primarily from an increase in the issuance of new guarantees and acceptances in 2002 and a determination that no additional reversals of previously made provisions were required in 2002, unlike 2001.

With respect to our other provisions, we recorded a provision of (Won)173 billion in 2001 compared to a provision of (Won)145 billion in 2002. These provisions included (Won)18 billion of provision for repurchase obligations in 2001 and (Won)62 billion of provision for repurchase obligations in 2002. The increase in provision for repurchase obligations of (Won)44 billion was due to further deterioration of the loans we sold to KAMCO that were subject to repurchase obligations. Other than the provision for repurchase obligations, other provisions consisted primarily of a provision for losses on other assets, such as accounts receivable or security deposits, and losses on litigation. The decrease in these provisions of (Won)72 billion was primarily as a result of losses on accounts receivable in 2001 that did not recur to the same extent in 2002.

Allowance for Loan Losses

We seek to maintain our allowance for loan losses at a level that we believe is sufficient to absorb estimated probable losses inherent in our loan portfolio, based on our continuing review and evaluation of that portfolio. As of December 31, 2003, our coverage ratio, which is the ratio of our total allowance to non-performing loans, was 109.3%. For a discussion of allowance for loan losses, see “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Allocation of Allowances for Loan Losses.”

Corporate Loans. We establish specific allowances for loan losses for corporate loans based on whether a particular loan is impaired or not. In addition, we establish an allowance for loan losses for corporate loans that are not deemed to be impaired using expected loss methodology, which takes into account the default probability and the potential severity of any resulting loss. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality—Provisioning Policy.” The following table shows, for the periods indicated, certain information regarding our impaired and non-performing corporate loans.

	As of December 31,
	2000	2001	2002	2003
Impaired corporate loans as a percentage of total corporate loans	25.62%	22.44%	13.06%	6.27%
Non-performing corporate loans as a percentage of total corporate loans	20.33	13.99	6.50	2.83
Allowance for loan losses for corporate loans as a percentage of total corporate loans	13.55	9.92	6.24	2.69
Allowance for loan losses for corporate loans as a percentage of impaired corporate loans	52.90	44.18	47.78	42.86
Allowance for loan losses for corporate loans as a percentage of non-performing corporate loans	66.77	70.86	95.94	95.14
Net charge-offs as a percentage of total corporate loans	3.94	8.10	3.05	3.87

During 2003, impaired and non-performing corporate loans and the level of allowance for loan losses for corporate loans, in each case as a percentage of total corporate loans, as well as the level of allowance for loan losses for corporate loans as a percentage of impaired corporate loans, decreased due to the significant amount of charge-offs and increased disposals of impaired corporate loans, which also resulted in the increase in net charge-offs as a percentage of total corporate loans. Despite the decrease in allowance for loan losses for corporate loans as a percentage of total corporate loans, the level of allowance for loan losses of corporate loans as a percentage of non-performing corporate loans remained relatively stable.

During 2002, impaired and non-performing corporate loans and the level of allowance for loan losses for corporate loans, in each case as a percentage of total corporate loans, decreased due to a decrease in new delinquencies in, and an overall improvement in the asset quality of, our corporate loans, which also resulted in the decrease in net charge-offs as a percentage of total corporate loans. The level of allowance for loan losses for corporate loans as a percentage of both impaired corporate loans and non-performing corporate loans increased due to the growth in the small- and medium-sized enterprises portion of our corporate loan portfolio, which resulted in an increase in the allowance for loan losses, and the decrease in the level of impaired loans as a percentage of total corporate loans.

During 2001, impaired and non-performing corporate loans and allowance for loan losses for corporate loans, in each case as a percentage of total corporate loans, as well as the level of allowance for loan losses for corporate loans as a percentage of impaired loans, decreased due to increased charge-offs of impaired corporate loans, which also resulted in the increase in net charge-offs as a percentage of total corporate loans. Despite the decrease in allowance for loan losses for corporate loans as a percentage of total corporate loans, the level of allowance for loan losses of corporate loans as a percentage of non-performing corporate loans increased as non-performing loans charged off were replaced by new delinquencies in the corporate loan portfolio that were classified as impaired but not non-performing, leading to an improved overall mix of impaired loans.

Consumer Credits. For consumer credits (including consumer loans and outstanding credit card balances), we establish allowances for loan losses using expected loss methodology, based primarily on our historical loss experience. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality—Provisioning Policy.” For additional information with respect to the asset quality of our consumer credit portfolio, see “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio.”

The following table shows, for the periods indicated, certain information regarding our non-performing loans to the consumer sector, excluding credit card balances.

	As of December 31,
	2000	2001	2002	2003
Non-performing consumer loans as a percentage of total consumer loans (1)	1.08%	0.90%	0.60%	1.30%
Allowance for loan losses for consumer loans as a percentage of total consumer loans (1)	0.65	0.48	0.47	0.86
Allowance for loan losses for consumer loans as a percentage of non-performing consumer loans (1)	60.17	53.82	78.52	66.32
Net charge-offs of consumer loans as a percentage of total consumer loans (1)	0.07	0.17	0.03	0.27

(1)	Excludes credit card balances.

During 2003, despite higher net charge-offs, non-performing consumer loans and the level of allowance for loan losses for consumer loans, in each case as a percentage of total consumer loans, increased due to continuing increases in delinquencies in the consumer loan portfolio, the effects of which were partially offset by the growth in such portfolio. The level of allowance for loan losses for consumer loans as a percentage of non-performing consumer loans decreased primarily as a result of the large amount of charge-offs of delinquent consumer loans, which led to the increase in net charge-offs as a percentage of total consumer loans.

During 2002, non-performing consumer loans as a percentage of total consumer loans decreased due to substantial growth in the consumer loan portfolio, which also resulted in a decrease in net charge-offs of consumer loans as a percentage of total consumer loans. The level of allowance for loan losses for consumer loans as a percentage of non-performing consumer loans increased as we increased our allowance for existing and new consumer loans as a result of continuing increases in delinquencies and non-performing loans in our consumer loan portfolio. However, the level of allowance for loan losses for consumer loans as a percentage of total consumer loans remained relatively stable as the increase in such allowance was offset by the growth in the consumer loan portfolio.

During 2001, non-performing consumer loans and the level of allowance for loan losses for consumer loans, in each case as a percentage of total consumer loans, as well as the level of allowance for loan losses for consumer loans as a percentage of non-performing consumer loans, decreased as higher charge-offs and the growth in the consumer loan portfolio more than offset increased delinquencies with respect to consumer loans.

The following table shows, for the periods indicated, certain information regarding our non-performing credit card balances.

	As of December 31,
	2000	2001	2002	2003
Non-performing credit card balances as a percentage of total credit card balances	2.37%	3.60%	4.70%	16.97%
Allowance for loan losses for credit card balances as a percentage of total credit card balances	1.91	4.14	10.23	28.25
Allowance for loan losses for credit card balances as a percentage of non-performing credit card balances	80.28	114.99	217.64	166.49
Net charge-offs as a percentage of total credit card balances	4.72	4.41	6.46	34.50

During 2003, despite significantly higher net charge-offs, non-performing credit card balances and the level of allowance for loan losses for credit card balances, in each case as a percentage of total credit card balances, increased due to continuing increases in delinquencies in the credit card portfolio. The level of allowance for loan losses for credit card balances as a percentage of non-performing credit card balances decreased as a result of the large amount of charge-offs of delinquent credit card balances in 2003, which led to a significant increase in net charge-offs as a percentage of total credit card balances.

During 2002, non-performing credit card balances as a percentage of total credit card balances increased due to contininuing increases in delinquencies, which also resulted in the increase in net charge-offs of credit card balances as a percentage of total credit card balances. The level of allowance for loan losses for credit card balances as a percentage of both total credit card balances and non-performing credit card balances increased as we increased our allowance for existing and new credit card balances as a result of continuing increases in delinquencies.

During 2001, non-performing credit card balances and the level of allowance for loan losses for credit card balances, in each case as a percentage of total credit card balances, as well as the level of allowance for loan losses for credit card balances as a percentage of non-performing credit card balances, increased as we increased our allowance for existing and new credit card balances as a result of continuing increases in delinquencies. Despite the higher charge-offs of delinquent balances, net charge-offs as a percentage of total credit card balances decreased due to the growth of the credit card portfolio.

Non-Interest Income

The following table sets forth for the periods indicated the components of our non-interest income.

	Year ended December 31,						% Change
	2001		2002		2003		2001/2002	2002/2003
	(in billions of Won)
Fees and commission income	(Won)	659	(Won)	1,105	(Won)	1,087	67.7%	(1.6)%
Net trading revenue		67		265		111	295.5	(58.1)
Trust fees, net		49		62		45	26.5	(27.4)
Net gain (loss) on investment securities (1)		(264)		35		(83)	N/M	N/M
Other non-interest income		535		317		275	(40.7)	(13.2)

Total non-interest income	(Won)	1,046	(Won)	1,784	(Won)	1,435	70.6	(19.6)

(1)	N/M = not meaningful.

Comparison of 2003 to 2002

Non-interest income decreased 19.6% from (Won)1,784 billion in 2002 to (Won)1,435 billion in 2003. This decrease was primarily attributable to a (Won)154 billion decline in net trading revenue from (Won)265 billion in 2002 to (Won)111 billion in 2003 and a (Won)118 billion decline in net gain on investment securities from a net gain of (Won)35 billion in 2002 to a net loss of (Won)83 billion in 2003.

Net trading revenue represents net realized and unrealized gains (or losses) on securities and derivatives in our trading portfolio. The 58.1% decrease in such revenue was primarily the result of a net loss on debt securities of (Won)46 billion in 2003 compared to a net gain on such securities of (Won)105 billion in 2002. This change was due to losses of (Won)85 billion on debt securities of LG Card within our trading portfolio in 2003. This decrease was enhanced by a net loss on derivative instruments of (Won)67 billion in 2003 compared to a net gain on such instruments of (Won)68 billion in 2002. This change was due to the depreciation of the Won against the Dollar in the fourth quarter of 2003, which resulted in losses on foreign exchange forwards sold that we had entered into in the same period. The effect of these changes was partially offset by a (Won)105 billion increase in net gain on foreign exchange contracts.

Net gain on investment securities represents net realized gains (or losses) and impairment losses on securities in our investment portfolio. The change from a net gain on investment securities in 2002 to a net loss in 2003 resulted primarily from a (Won)116 billion net loss on debt securities in 2003 compared to an (Won)89 billion net gain on such securities in 2002, due mainly to (Won)121 billion of impairment losses on our holdings of investment securities of LG Card in 2003. The effect of this change was partially offset by a (Won)79 billion decline in net losses on equity securities from (Won)90 billion in 2002 to (Won)11 billion in 2003 as a result of improved trading market conditions in Korea.

Fees and commission income consists of commissions received on credit card transactions, currency transfers and remittances and letters of credit and other fees and commissions. Fees and commission income decreased 1.6% from (Won)1,105 billion in 2002 to (Won)1,087 billion in 2003, primarily due to a (Won)111 billion decline in commissions on credit card transactions, which was attributable principally to a decrease in the charge volume of our credit cards. This decrease was partially offset by a (Won)64 billion increase in other fees and commissions, which was attributable principally to an increase in brokerage and underwriting fees.

Comparison of 2002 to 2001

Non-interest income increased 70.6% from (Won)1,046 billion in 2001 to (Won)1,784 billion in 2002. This increase was primarily attributable to:

•	a (Won)446 billion increase in fees and commission income from (Won)659 billion in 2001 to (Won)1,105 billion in 2002;

•	a (Won)299 billion increase in net gain on investment securities from a loss of (Won)264 billion in 2001 to a gain of (Won)35 billion in 2002; and

•	a (Won)198 billion increase in net trading revenue from (Won)67 billion in 2001 to (Won)265 billion in 2002.

These increases were partially offset by a 40.7% decline in other non-interest income from (Won)535 billion in 2001 to (Won)317 billion in 2002.

The 67.7% increase in fees and commission income was primarily due to a (Won)275 billion increase in commissions on currency transfers, which was attributable principally to an increase in commission rates, and a (Won)154 billion increase in commissions on credit card transactions, which was attributable principally to an increase in the number and charge volume of our credit cards as a result of increased consumer spending.

The change from a net loss on investment securities in 2001 to a net gain in 2002 resulted primarily from a (Won)278 billion change in investment gains from debt securities from a net loss of (Won)189 billion in 2001 compared to a net gain of (Won)89 billion in 2002 due mainly to a decrease in impairment losses on our investment debt securities, as well as a (Won)30 billion increase in net gain on beneficiary certificates from (Won)6 billion in 2001 to (Won)36 billion in 2002 due to improved trading market conditions in Korea. These increases were partially offset by a (Won)10 billion increase in net loss on equity securities in 2002.

The 295.5% increase in net trading revenue was primarily due to a change from a net loss of (Won)198 billion on debt securities in 2001 compared to a net gain of (Won)105 billion in 2002 due to the decrease in market interest rates which increased the value of our debt securities. This increase was partially offset by a (Won)52 billion decrease in trading revenue from derivative instruments, a (Won)28 billion decrease in trading revenue from beneficiary certificates, a (Won)11 billion decrease in trading revenue from foreign exchange contracts and a (Won)15 billion increase in net loss on equity securities.

Other non-interest income consists of gain on sales of loans, gain on disposal of premises and equipment and various other items. The 40.7% decrease in other non-interest income was primarily due to an (Won)81 billion decrease in gains on sales of loans, attributable principally to sales of loans by Woori Investment Bank to KAMCO in 2001 which generated gains that were not repeated in 2002, as well as a (Won)45 billion decrease in gain on disposal of premises and equipment and a (Won)91 billion decrease in various other non-interest income items. The gains on sales of loans by Woori Investment Bank to KAMCO in 2001, which were made on a non-recourse basis, were primarily the result of a subsequent increase in their fair value at the time of their sale as compared to the book value of the loans when initially purchased by Woori Investment Bank.

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense.

	Year ended December 31,						% Change
	2001		2002		2003		2001/2002	2002/2003
	(in billions of Won)
Salaries and employee benefits	(Won)	540	(Won)	722	(Won)	865	33.7%	19.8%
Other administrative expenses		562		840		742	49.5	(11.7)
Fees and commissions		148		454		336	206.8	(26.0)
Depreciation and amortization		340		228		266	(32.9)	16.7
Other non-interest expenses		490		335		427	(31.6)	27.5

Total non-interest expense	(Won)	2,080	(Won)	2,579	(Won)	2,636	24.0	2.2

Comparison of 2003 to 2002

Non-interest expense increased 2.2% from (Won)2,579 billion for 2002 to (Won)2,636 billion for 2003. This increase was due to:

•	a (Won)143 billion increase in salaries and employee benefits from (Won)722 billion in 2002 to (Won)865 billion in 2003;

•	a (Won)92 billion increase in other non-interest expenses from (Won)335 billion in 2002 to (Won)427 billion in 2003; and

•	a (Won)38 billion increase in depreciation and amortization from (Won)228 billion in 2002 to (Won)266 billion in 2003.

These increases were partially offset by a (Won)118 billion decline in fees and commissions from (Won)454 billion in 2002 to (Won)336 billion in 2003 and a (Won)98 billion decline in other administrative expenses from (Won)840 billion in 2002 to (Won)742 billion in 2003.

The 19.8% increase in salaries and employee benefits resulted mainly from increased salary and bonus levels, principally at Woori Bank.

Other non-interest expense consists of loss on sales of loans, loss on disposal of premises and equipment, and various other items. The 27.5% increase in such expense was mainly due to a (Won)70 billion increase in insurance fees on deposits and a (Won)21 billion increase in contribution to credit guarantee funds. These increases were partially offset by a (Won)25 billion decrease in losses on disposal of premises and equipment and a (Won)38 billion decrease in losses on sales of loans, which in 2002 was attributable principally to the sale of loans to KAMCO.

The 16.7% increase in depreciation and amortization was primarily due to an increase of (Won)76 billion in depreciation of premises and equipment, mainly as a result of the deposal of old equipment and purchase of new equipment, which we depreciate on a declining balance basis. This increase was partially offset by a (Won)38 billion decline in amortization of intangible assets resulting from lower amortization of core deposit intangible assets, which we amortize on an accelerated basis.

Fees and commission expenses consist primarily of fees paid on remittances and collection, fees paid on credit cards and fees paid on letters of credit. The 26.0% decrease in fees and commission expenses was primarily due to a (Won)69 billion decrease in fees and commission expenses relating to our credit card operations, as the charge volume of our credit cards decreased.

Other administrative expenses consist mainly of rent, outside service fees and advertising expenses. The 11.7% decrease in such expense was mainly due to a (Won)83 billion decrease in outside service fees and a (Won)15 billion decrease in advertising costs.

Comparison of 2002 to 2001

Non-interest expense increased 24.0% from (Won)2,080 billion in 2001 to (Won)2,579 billion in 2002. This increase was due to:

•	a (Won)306 billion increase in fees and commission expenses from (Won)148 billion in 2001 to (Won)454 billion in 2002;

•	a (Won)278 billion increase in administrative expenses from (Won)562 billion in 2001 to (Won)840 billion in 2002; and

•	a (Won)182 billion increase in salaries and employee benefits from (Won)540 billion in 2001 to (Won)722 billion in 2002.

These increases were partially offset by a (Won)112 billion decrease in depreciation and amortization from (Won)340 billion in 2001 to (Won)228 billion in 2002 and a (Won)155 billion decrease in other non-interest expenses from (Won)490 billion in 2001 to (Won)335 billion in 2002.

The 206.8% increase in fees and commission expenses was primarily due to a (Won)230 billion increase in fees and commission expenses relating in part to new operating expenses of Woori Finance Information System Co., which commenced operations in September 2001, as well as increased payments to third parties as a result of growth in our operations, and an (Won)82 billion increase in fees and commission expenses relating to our credit card operations, as the number and charge volume of our credit cards increased.

The 49.5% increase in other administrative expenses which include various general and administrative expenses, was primarily attributable to expenses arising in connection with the brand integration of our subsidiaries in 2002, as well as growth in our operations.

Salaries and employee benefits increased 33.7% primarily as a result of increased salary and bonus levels, principally at Woori Bank.

The 32.9% decrease in depreciation and amortization was primarily due to a decrease of (Won)75 billion in amortization of intangible assets resulting from lower amortization of core deposit intangible assets, which we amortize on an accelerated basis, and a decrease of (Won)36 billion in depreciation of premises and equipment.

The 31.6% decrease in other non-interest expense was due to a (Won)120 billion decrease in losses on disposal of premises and equipment, which was attributable principally to decreased sales of unused premises and equipment and a (Won)98 billion decrease in various other non-interest expense items. These decreases were partially offset by a (Won)62 billion increase in losses on sales of loans, which was attributable principally to the sale of loans to KAMCO, which generated losses that were not incurred in 2001.

Income Tax Expense

Only a small portion of our income tax expense constitutes income taxes actually paid by our subsidiaries and us. Because certain of our subsidiaries, including Woori Bank, have significant net operating loss carry-forwards relating to their operations prior to our acquisition of those subsidiaries, the substantial majority of our income tax expense is applied, in effect, to reduce our deficit equity, which is a component of our additional paid-in capital. This accounting treatment will be allowed with respect to the income tax expense of those subsidiaries so long as pre-acquisition net operating loss carry-forwards remain with respect to those subsidiaries. See Note 32 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2003 to 2002

Income tax expense decreased (Won)109 billion from (Won)363 billion for 2002 to (Won)254 billion for 2003, principally as a result of the change from net income to a net loss between the two periods. The statutory tax rate was 29.7% in 2002 and 2003, and our effective tax rate was 54.6% in 2002. Our effective tax rate in 2002 was higher than our statutory rate, and we had income tax expense in 2003 despite a net loss, principally as a result of the fact that taxes are calculated for each of our subsidiaries individually. As a result, losses incurred by our subsidiaries cannot be offset against profits earned by other subsidiaries or us, and profits earned by our subsidiaries cannot be offset against losses incurred by other subsidiaries or us. Accordingly, although our net income reflects the consolidation of these gains and losses, our effective tax rate is higher because our profitable subsidiaries generally incur income tax expense despite losses incurred by other subsidiaries.

Comparison of 2002 to 2001

Income tax expense increased (Won)40 billion from (Won)323 billion in 2001 to (Won)363 billion in 2002, principally as a result of the increase in our income before tax expense and minority interest expense in 2002 compared to 2001. The statutory tax rate was 30.8% in 2001 and 29.7% in 2002. Our effective tax rates were 127.2% in 2001 and 54.6% in 2002, which were higher than our statutory rates principally as a result of the fact that taxes are calculated for each of our subsidiaries individually, as described above.

Income from Discontinued Operations After Tax

Comparison of 2003 to 2002

Income from discontinued operations after tax represents that portion of our net income derived from the operations of Hanvit Leasing and its subsidiaries and a subsidiary of Woori Investment Bank, Central Telecom Capital Inc., which are subsidiaries that we disposed of or agreed to dispose of in 2002. Income from discontinued operations amounted to (Won)718 billion for 2002. We had no such income for 2003.

Comparison of 2002 to 2001

Income from discontinued operations changed from a net loss of (Won)59 billion in 2001 to net income of (Won)718 billion in 2002. This increase was primarily attributable to gain on forgiveness of outstanding debt of Hanvit Leasing by its creditors in connection with its debt restructuring in 2002. In addition, we recorded (Won)68 billion of gain (net of tax) as “gain on disposal of discontinued components” in connection with our disposal of Hanvit Leasing and its subsidiaries in 2002. This gain represented the aggregate sales proceeds of (Won)119 billion minus the (Won)23 billion by which the (Won)534 billion carrying amount of the assets sold exceeded the (Won)511 billion carrying amount of the liabilities sold, after tax expense of (Won)28 billion. We also recorded (Won)5 billion (net of tax) as “loss on disposal of discontinued components” in our consolidated income statement for 2002 in relation to our disposal of our interest in Central Telecom Capital Inc.

Net Income (Loss)

Due to the factors described above, our net loss in 2003 was (Won)672 billion, compared to net income of (Won)1,014 billion in 2002 and a net loss of (Won)132 billion in 2001.

Results by Principal Business Segment

We currently have four operational business segments: Woori Bank, Kyongnam Bank, Kwangju Bank and other operations. This structure reflects the merger of Woori Credit Card, which was previously a fifth operational business segment, with Woori Bank in March 2004. The discussion below, however, presents our segments as organized and managed at December 31, 2003, and accordingly includes Woori Credit Card as a separate operational segment. We also merged Woori Investment Bank with Woori Bank in August 2003. Accordingly, the discussion of our Woori Bank segment below includes the results of Woori Investment Bank for all periods presented.

The following discussion is based upon our internal management account information, prepared based on Korean GAAP. The following table shows, for the periods indicated, our results of operations by segment based on that information.

	Net income (loss) (1) Year ended December 31,						Total operating income (2) Year ended December 31,

	2001		2002		2003		2001		2002		2003
	(in billions of Won)
Woori Bank	(Won)	740	(Won)	768	(Won)	1,346	(Won)	9,038	(Won)	7,631	(Won)	8,490
Kyongnam Bank		69		82		85		761		790		790
Kwangju Bank		66		75		57		583		593		600
Woori Credit Card (3)		(151)		(151)		(1,321)		647		921		995
Other		727		516		209		1,154		1,453		916

Total (4)	(Won)	1,451	(Won)	1,290	(Won)	376	(Won)	12,183	(Won)	11,388	(Won)	11,791

(1)	After deduction of income tax and minority interest allocated among each segment.
(2)	Comprises interest and dividend income, non-interest income and extraordinary gain.
(3)	Woori Credit Card was merged into Woori Bank in March 2004.
(4)	Before eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Woori Bank

Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. The Woori Bank segment also includes the historical operations of Woori Investment Bank, which was a nationwide merchant bank in Korea whose principal business activities included short-term financing and lease financing. We merged Woori Investment Bank with Woori Bank in August 2003.

	Year ended December 31,						% Change
	2001		2002		2003		2001/2002	2002/2003
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	4,838	(Won)	5,078	(Won)	5,846	5.0%	15.1%
Interest expense		3,437		2,847		2,900	(17.2)	1.9
Provision for loan losses, guarantees and acceptances		1,636		1,289		808	(21.2)	(37.3)
Non-interest income		4,199		2,553		2,643	(39.2)	3.5
Non-interest expense including depreciation and amortization		3,275		2,899		3,328	(11.5)	14.8
Extraordinary gain		—		—		—	—	—
Net income before tax and minority interest		689		596		1,453	(13.5)	143.8
Income tax expense (credit) (1)		(73)		(175)		105	139.7	N/M
Minority interest expense (gain)		22		3		2	(86.4)	(33.3)

Net income (loss)	(Won)	740	(Won)	768	(Won)	1,346	3.8	75.1

Net interest margin		2.8		3.1		3.2%

(1)	N/M = not meaningful.

Comparison of 2003 to 2002

Our net income before tax and minority interest expense for this segment increased 143.8% from (Won)596 billion in 2002 to (Won)1,453 billion in 2003. In 2002, Woori Bank recognized additional deferred tax assets under Korean GAAP, which resulted in income tax credits and a positive effect on net income after tax in that year. Accordingly, net income after tax increased 75.3% from (Won)768 billion in 2002 to (Won)1,346 billion in 2003.

Interest and dividend income from our Woori Bank operations increased 15.1% from (Won)5,078 billion in 2002 to (Won)5,846 billion in 2003, primarily due to recognition of interest and dividend income of (Won)325 billion as a result of the dissolution of our Hanvit special purpose entities in 2003 and an increase in average lending volumes, which was partially offset by an overall decrease in average yields on interest-earning assets. The average volume of Woori Bank’s loans on a non-consolidated basis increased 30.3% from (Won)48,201 billion in 2002 to (Won)62,823 billion in 2003, with the majority of this increase resulting from increases in the average volumes of loans to small- and medium-sized enterprises, mortgage and home equity loans and general purpose household loans, reflecting increased demand for these loan products. The decline in average yields on interest-earning assets was attributable mainly to the general decline in market rates in Korea from 2002 to 2003, increased competition among Korean banks to lend to the small- and medium-sized enterprises and consumers and an increase in delinquencies in such loans.

Interest expense increased 1.9% from (Won)2,847 billion in 2002 to (Won)2,900 billion in 2003. The increase in interest expense was primarily a result of a 14.5% increase in the average volume of Woori Bank’s deposits on a non-consolidated basis from (Won)63,753 billion in 2002 to (Won)72,985 billion in 2003, due to increased overall demand for bank deposit products in Korea and increased marketing. The increase in interest expense resulting from the increased volume of interest bearing liabilities was partially offset by a decrease in the average cost of interest bearing liabilities resulting from the lower interest rate environment and as we replaced maturing debentures with lower cost debentures and decreased the use of short-term borrowings.

Net interest income increased 32.0% from (Won)2,231 billion in 2002 to (Won)2,946 billion in 2003. The increase in net interest income reflected an increase in net interest spread, which in turn resulted from a larger decrease in the average cost of interest bearing liabilities from 2002 to 2003, particularly for time and savings deposits and debentures where growth in average volume was largest, compared to the decrease in the average yield on interest-earning assets.

Provision for loan losses, guarantees and acceptances decreased 37.3% from (Won)1,289 billion in 2002 to (Won)808 billion in 2003. The decrease was primarily attributable to a decrease in provisions in respect of Woori Bank’s corporate loan portfolio due to the improvement in its overall asset quality in 2003 compared to 2002, including as a result of sales of non-performing corporate loans. This decrease was partially offset by increased provisions due to the growth in, and a decline in the overall asset quality of, our lending to small- and medium-sized enterprises and additional provisions in respect of our loans to specific corporate borrowers including SK Networks, as well as increased provisions in respect of Woori Bank’s consumer loan portfolio, primarily due to increases in the average volume of such loans. The full year impact of increased minimum provisioning ratios for consumer loans required under new regulations promulgated by the Financial Supervisory Service in May 2002 also contributed to the increase.

Non-interest income increased 3.5% from (Won)2,553 billion in 2002 to (Won)2,643 billion in 2003 primarily due to increased recoveries of impairment loss on investment securities previously recognized with respect to asset-backed securities we retained in securitization transactions, increased gains on derivatives trading, and increased gains on foreign exchange trading. These increases were partially offset by decreased guarantee fee and commission income as a result of a decrease in the issuance of new guarantees. Woori Bank also recorded new merchant banking income in 2003 as a result of the merger of Woori Investment Bank into Woori Bank in July 2003.

Non-interest expense, including depreciation and amortization, increased 14.8% from (Won)2,899 billion in 2002 to (Won)3,328 billion in 2003 primarily due to increased losses on derivatives trading, increased losses on foreign exchange trading, increased administrative expenses, including fees for outsourced information and technology services, and increased salary and bonus levels. These increases were partially offset by decreases in investment securities impairment losses and a decrease in fees paid on credit cards due to the transfer of Woori Bank’s credit card operations to Woori Credit Card in January 2002.

Comparison of 2002 to 2001

Our net income before tax and minority interest expense for this segment decreased 13.5% from (Won)689 billion in 2001 to (Won)596 billion in 2002. In 2001 and 2002, Woori Bank recognized additional deferred tax assets under Korean GAAP, which resulted in income tax credits. This had a positive effect on net income after tax, which increased 3.8% from (Won)740 billion in 2001 to (Won)768 billion in 2002.

Interest and dividend income from our Woori Bank operations increased 5.0% from (Won)4,838 billion in 2001 to (Won)5,078 billion in 2002, primarily due to an increase in average lending volumes as a result of greater demand for loan products and our increased focus on providing loan products to consumers and small- and medium-sized enterprises, as well as the full-year impact of the transfer of Peace Bank of Korea’s lending business to Woori Bank in December 2001, partially offset by a decline in lending volumes as a result of the impact of the transfer of Woori Bank’s credit card business to Woori Credit Card in February 2002 and a decrease in the volume of interest-earning assets as a result of sales of leasing assets held by Woori Investment Bank. The average volume of Woori Bank’s loans on a non-consolidated basis increased 25.9% from (Won)40,505 billion in 2001 to (Won)50,992 billion in 2002, with the majority of this increase resulting from an increase in the average volume of general purpose household loans and loans to small- and medium-sized enterprises. The increase in interest income resulting from the increased volume of interest-earning assets was partially offset by a decline in average yields on interest-earning assets resulting from the general decline in market rates in Korea from 2001 to 2002, as well as increased competition among Korean banks to lend to small- and medium-sized enterprises.

Interest expense decreased 17.2% from (Won)3,437 billion in 2001 to (Won)2,847 billion in 2002. The decrease in interest expense primarily resulted from a decline in the average cost of interest bearing liabilities resulting from the general decline in market rates in Korea and a reduction in the volume of debt obligations of Woori Investment Bank due to decreased funding requirements. The decrease was partially offset by a 26.8% increase in the average volume of deposits on a non-consolidated basis from (Won)42,534 billion in 2001 to (Won)53,923 billion in 2002 due to the full-year impact of the transfer of Peace Bank of Korea’s deposit-taking business to Woori Bank in December 2001 and increased overall demand for bank deposit products in Korea, as well as improvements in our marketing capability resulting from the commencement of our business process re-engineering project with respect to our commercial banking operations in April 2002.

Net interest income increased 59.2% from (Won)1,401 billion in 2001 to (Won)2,231 billion in 2002. The increase in net interest income reflected an increase in net interest spread, which in turn resulted from a larger decrease in the average cost of interest bearing liabilities from 2001 to 2002, particularly for deposits where growth in average volume was largest, compared to the decrease in the average yield on interest-earning assets.

Provision for loan losses, guarantees and acceptances decreased 21.2% from (Won)1,636 billion in 2001 to (Won)1,289 billion in 2002. The decrease was primarily attributable to a decrease in provisions in respect of Woori Bank’s corporate loans due to an overall improvement in their asset quality in 2002 compared to 2001, as well as the impact of the transfer of Woori Bank’s credit card operations to Woori Credit Card in January 2002. This decrease was partially offset by increased provisions due to the growth in, and a decline in the overall asset quality of, our lending to small- and medium-sized enterprises and additional provision in respect of our loans to specific corporate borrowers including Hynix Semiconductor, as well as the growth in Woori Bank’s consumer loan portfolio, including due to the full-year impact of the transfer of Peace Bank of Korea’s banking business to Woori Bank, and increased minimum provisioning ratios for consumer loans required under new regulations promulgated by the Financial Supervisory Service in 2002.

Non-interest income decreased 39.2% from (Won)4,199 billion in 2001 to (Won)2,553 billion in 2002 primarily due to decreased gains on sales of loans resulting from sales of loans in asset securitization transactions in 2001 that were not repeated in 2002, decreases in guarantee fee and commission income primarily due to the transfer of Woori Bank’s credit card operations to Woori Credit Card in January 2002 and the issuance of fewer new guarantees, and decreases in trust management fees due to unfavorable performance of its performance-based trust accounts in 2001 compared to 2002.

Non-interest expense, including depreciation and amortization, decreased 11.5% from (Won)3,275 billion in 2001 to (Won)2,899 billion in 2002 primarily as a result of decreased administrative expenses due to lower provisions relating to the reduced balance of Woori Bank’s outstanding loans sold with recourse to KAMCO, decreased losses resulting from the impairment of investment securities (which in 2001 were higher due mainly to high impairment losses with respect to debt securities of Hynix Semiconductor which did not recur in 2002) and decreased losses on sales of loans resulting from reduced sales of non-performing loans. These decreases were partially offset by increased salary and bonus levels, principally as a result of wage increases in 2002, and increased loss on derivatives trading.

Kyongnam Bank

Kyongnam Bank is a regional commercial bank that provides financial services in Masan and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises.

	Year ended December 31,						% Change
	2001		2002		2003		2001/2002	2002/2003
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	565	(Won)	576	(Won)	654	1.9%	13.5%
Interest expense		387		346		356	(10.6)	2.9
Provision for loan losses		90		126		128	40.0	1.6
Non-interest income		196		214		136	9.2	(36.4)
Non-interest expense including depreciation and amortization		215		236		251	9.8	6.4

Net income (loss) before tax and minority interest		69		82		55	18.8	(32.9)
Income tax expense (credit) (1)		—		—		(30)	—	N/M
Minority interest expense		—		—		—	—	—

Net income	(Won)	69	(Won)	82	(Won)	85	18.8	3.7

(1)	N/M = not meaningful.

Comparison of 2003 to 2002

Our net income before tax and minority interest expense for this segment decreased 32.9% from (Won)82 billion in 2002 to (Won)55 billion in 2003. In 2003, Kyongnam Bank recognized additional deferred tax assets under Korean GAAP, which resulted in income tax credits and a positive effect on net income after tax in that year. Accordingly, net income after tax increased 3.7% from (Won)82 billion in 2002 to (Won)85 billion in 2003.

Interest and dividend income from our Kyongnam Bank operations increased 13.5% from (Won)576 billion in 2002 to (Won)654 billion in 2003, primarily due to an increase in average lending volumes as a result of greater demand for loans. The average volume of Kyongnam Bank’s loans increased 21.9% from (Won)4,834 billion in 2002 to (Won)5,893 billion in 2003, with substantially all of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises and general purpose household loans, reflecting increased demand for, and our continued focus on providing, these loan products. The increase in interest income resulting from the increased volume of interest-earning assets was partially offset by a decline in the average yields on interest-earning assets resulting from the general decline in market rates in Korea from 2002 to 2003, as well as increased competition among Korean banks to lend to small- and medium-sized enterprises and consumers and an increase in delinquencies in such loans.

Interest expense increased 2.9% from (Won)346 billion in 2002 to (Won)356 billion in 2003. The increase in interest expense resulted principally from a 19.6% increase in the average volume of deposits from (Won)6,810 billion in 2002 to (Won)8,145 billion in 2003, primarily as a result of increased overall demand for bank deposit products in Korea. This increase was partially offset by a decline in the average cost of interest bearing liabilities due to the lower interest rate environment.

Provision for loan losses, guarantees and acceptances increased 1.6% from (Won)126 billion in 2002 to (Won)128 billion in 2003 primarily due to increased lending volumes, as well as a deterioration in the asset quality of Kyongnam Bank’s consumer and small- and medium-sized enterprise loan portfolios.

Non-interest income decreased 36.4% from (Won)214 billion in 2002 to (Won)136 billion in 2003 primarily due to reduced reversals of provisions for losses on guarantees and other provisions and decreased recoveries of impairment loss on held-to-maturity securities.

Non-interest expense, including depreciation and amortization, increased 6.4% from (Won)236 billion in 2002 to (Won)251 billion in 2003, primarily due to increased salary and bonus levels, resulting mainly from wage increases.

Comparison of 2002 to 2001

Our net income before tax and minority interest expense for this segment increased 18.8% from (Won)69 billion in 2001 to (Won)82 billion in 2002.

Interest and dividend income from our Kyongnam Bank operations increased 1.9% from (Won)565 billion in 2001 to (Won)576 billion in 2002, primarily due to an increase in average lending volumes as a result of greater demand for loans. The average volume of Kyongnam Bank’s loans increased 25.0% from (Won)4,438 billion in 2001 to (Won)5,549 billion in 2002, with substantially all of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises and general purpose household loans. The increase in interest income resulting from the increased volume of interest-earning assets was partially offset by a decline in the average yields on interest-earning assets resulting from the general decline in market rates in Korea from 2001 to 2002, as well as increased competition among Korean banks to lend to small- and medium-sized enterprises.

Interest expense decreased 10.6% from (Won)387 billion in 2001 to (Won)346 billion in 2002. The decrease in interest expense resulted principally from a decline in the average cost of interest bearing liabilities due to the general decline in market rates in Korea. This decrease was partially offset by an 8.7% increase in the average volume of deposits from (Won)7,725 billion in 2001 to (Won)8,401 billion in 2002, primarily as a result of increased overall demand for bank deposit products in Korea.

Provision for loan losses, guarantees and acceptances increased 40.0% from (Won)90 billion in 2001 to (Won)126 billion in 2002 primarily due to a deterioration in the asset quality of Kyongnam Bank’s consumer loan portfolio, as well as increased lending volumes. This increase was partially offset by decreases in provisions attributable to improvements in the asset quality of Kyongnam Bank’s corporate loan portfolio.

Non-interest income increased 9.2% from (Won)196 billion in 2001 to (Won)214 billion in 2002 primarily due to increases in fee income.

Non-interest expense, including depreciation and amortization, increased 9.8% from (Won)215 billion in 2001 to (Won)236 billion in 2002, primarily due to an increase in general and administrative expenses.

Kwangju Bank

Kwangju Bank is a regional bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers.

	Year ended December 31,						% Change
	2001		2002		2003		2001/2002	2002/2003
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	441	(Won)	499	(Won)	524	13.2%	5.0%
Interest expense		309		290		290	(6.2)	0.0
Provision for loan losses		29		65		95	124.1	46.2
Non-interest income		142		94		75	(33.8)	(20.2)
Non-interest expense including depreciation and amortization		179		163		181	(8.9)	11.0

Net income (loss) before tax and minority interest		66		75		33	13.6	(56.0)
Income tax expense		—		—		(24)	—	—
Minority interest expense		—		—		—	—	—

Net income	(Won)	66	(Won)	75	(Won)	57	13.6	(24.0)

Comparison of 2003 to 2002

Our net income before tax and minority interest expense for this segment decreased 56.0% from (Won)75 billion in 2002 to (Won)33 billion in 2003. In 2003, Kwangju Bank recognized additional deferred tax assets under Korean GAAP, which resulted in income tax credits and a positive effect on net income after tax in that year. Accordingly, net income after tax decreased 24.0% from (Won)75 billion in 2002 to (Won)57 billion in 2003.

Interest and dividend income from our Kwangju Bank operations increased 5.0% from (Won)499 billion in 2002 to (Won)524 billion in 2003, primarily due to an increase in average lending volumes as a result of greater loan demand and increased efforts to market loans to small- and medium-sized enterprises. The average volume of Kwangju Bank’s loans increased 20.5% from (Won)4,291 billion in 2002 to (Won)5,171 billion in 2003, with the majority of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises and mortgage loans, reflecting increased demand for, and our continued focus on providing, these loan products, partially offset by the impact of the transfer of Kwangju Bank’s credit card operations to Woori Credit Card in March 2003. The increase in interest income resulting from the increased volume of interest-earning assets was partially offset by a decline in average yields on interest-earning assets resulting from the general decline in market rates in Korea from 2002 to 2003 and the transfer of the credit card operations, which had produced higher yields, as well as increased competition among Korean banks to lend to small- and medium-sized enterprises and consumers and an increase in delinquencies in such loans.

Interest expense remained stable at (Won)290 billion in both 2002 and 2003. This stability resulted principally from the offsetting effects of a 14.3% increase in the average volume of deposits from (Won)5,686 billion in 2002 to (Won)6,498 billion in 2003, primarily as a result of increased overall demand for bank deposit products in Korea, and a decline in the average cost of interest bearing liabilities due to the lower interest rate environment.

Provision for loan losses, guarantees and acceptances increased 46.2% from (Won)65 billion in 2002 to (Won)95 billion in 2003 primarily due to a deterioration in the asset quality of Kwangju Bank’s existing consumer and small- and medium-sized enterprise loan portfolios, as well as increased lending volumes.

Non-interest income decreased 20.2% from (Won)94 billion in 2002 to (Won)75 billion in 2003 primarily due to a decrease in credit card-related fee income (such as installment purchase fees, which are classified as non-interest income under Korean GAAP) as a result of the transfer of Kwangju Bank’s credit card operations to Woori Credit Card in March 2003. This decrease was partially offset by new bancassurance fees received in 2003.

Non-interest expense, including depreciation and amortization, increased 11.0% from (Won)163 billion in 2002 to (Won)181 billion in 2003 primarily due to increased salary and bonus levels, resulting mainly from wage increases.

Comparison of 2002 to 2001

Our net income before tax and minority interest expense for this segment increased 13.6% from (Won)66 billion in 2001 to (Won)75 billion in 2002.

Interest and dividend income from our Kwangju Bank operations increased 13.2% from (Won)441 billion in 2001 to (Won)499 billion in 2002, primarily due to an increase in average lending volumes as a result of greater loan demand and increased efforts to market loans to small- and medium-sized enterprises. The average volume of Kwangju Bank’s loans increased 31.6% from (Won)3,325 billion in 2001 to (Won)4,377 billion in 2002, with the majority of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises and mortgage and home equity loans. The increase in interest income resulting from the increased volume of interest-earning assets was partially offset by a decline in average yields on interest-earning assets resulting from the general decline in market rates in Korea from 2001 to 2002, as well as increased competition among Korean banks to lend to small- and medium-sized enterprises.

Interest expense decreased 6.2% from (Won)309 billion in 2001 to (Won)290 billion in 2002. The decrease in interest expense resulted principally from a decline in the average cost of interest bearing liabilities due to the general decline in market rates in Korea. This decrease was partially offset by a 15.9% increase in the average volume of deposits from (Won)5,268 billion in 2001 to (Won)6,109 billion in 2002, primarily as a result of increased overall demand for bank deposit products in Korea.

Provision for loan losses, guarantees and acceptances increased 124.1% from (Won)29 billion in 2001 to (Won)65 billion in 2002 primarily due to a deterioration in the asset quality of Kwangju Bank’s existing consumer loan portfolio, as well as increased lending volumes. This increase was partially offset by decreases in provisions attributable to improvements in the asset quality of Kwangju Bank’s existing corporate loan portfolio.

Non-interest income decreased 33.8% from (Won)142 billion in 2001 to (Won)94 billion in 2002 primarily due to a decrease in gains on disposal of investment securities.

Non-interest expense, including depreciation and amortization, decreased 8.9% from (Won)179 billion in 2001 to (Won)163 billion in 2002 primarily due to a decrease in losses on disposal of investment securities and on disposal of premises and equipment.

Woori Credit Card

Woori Credit Card, formerly known as Peace Bank of Korea, was a credit card company that provided a variety of credit card-related services and card loans. From December 2001 through February 2002, we transferred the banking operations of Woori Credit Card to Woori Bank, and we transferred the credit card operations of Woori Bank to Woori Credit Card. Accordingly, the results of Woori Credit Card for 2001 relate primarily to its former commercial banking operations, while its results for 2002 and the first half of 2003 relate primarily to its credit card operations. In March 2003, we transferred the credit card operations of Kwangju Bank to Woori Credit Card. We merged Woori Credit Card with Woori Bank in March 2004.

	Year ended December 31,						% Change
	2001		2002		2003		2001/2002	2002/2003
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	300	(Won)	299	(Won)	576	(0.3)%	92.6%
Interest expense		340		189		218	(44.4)	15.3
Provision for loan losses		134		452		1,650	237.3	265.0
Non-interest income		348		623		419	79.0	(32.7)
Non-interest expense including depreciation and amortization		446		432		327	(3.1)	(24.3)

Net income (loss) before tax and minority interest		(272)		(151)		(1,200)	(44.5)	694.7
Income tax expense (credit)		(121)		—		121	—	—
Minority interest expense (gain)		—		—		—	—	—

Net income (loss)	(Won)	(151)	(Won)	(151)	(Won)	(1,321)	—	774.8

Comparison of 2003 to 2002

Our net loss before tax and minority interest expense for this segment increased 694.7% from (Won)151 billion in 2002 to (Won)1,200 billion in 2003. In 2003, we recorded (Won)121 billion of income tax expense for this segment, as a result of the write-off of deferred tax credits recognized in 2001 due to the inability to utilize such credits in light of continuing losses in this segment.

Interest and dividend income from Woori Credit Card’s operations (which does not include any income from credit cards) increased 92.6% from (Won)299 billion in 2002 to (Won)576 billion in 2003. This increase was attributable primarily to an increase in interest on investment securities. Woori Credit Card’s investment securities consisted mainly of beneficiary certificates and subordinated bonds of securitization vehicles retained by it in connection with the securitization of its credit card receivables. The increase in interest on investment securities was due to an increase both in the average volume of such securities held by Woori Credit Card and in the average yields on such securities. Annualized average yields on investment securities increased as a result of larger than expected recoveries during 2003 on credit card receivables sold in securitization transactions, which resulted in significant payments under beneficiary certificates.

Interest expense increased 15.3% from (Won)189 billion in 2002 to (Won)218 billion in 2003 principally due to an increase in interest expense on debentures, which was attributable primarily to the higher average volume of debentures outstanding in 2003 compared to 2002. This increase was principally due to efforts to increase funding through this source during the first half of 2003 in anticipation of liquidity needs in the second half of 2003. An increase in the average cost of interest bearing liabilities as a result of the lower creditworthiness of Woori Credit Card and reduced availability of funding for Korean credit card companies generally also contributed to the increase in interest expense.

Provision for loan losses, guarantees and acceptances increased 265.0% from (Won)452 billion in 2002 to (Won)1,650 billion in 2003 primarily due to the increase in the delinquencies in, and the deterioration in asset quality of, the credit card portfolio and increased minimum provisioning ratios for credit card balances required under new regulations promulgated by the Financial Supervisory Commission from mid-2002 through early 2003. Delinquencies increased despite higher sales of delinquent and charged-off receivables, higher charge-offs of delinquent balances and the restructuring of a portion of Woori Credit Card’s delinquent balances as loans or as substituted cash advances. In 2003, Woori Credit Card charged off credit card balances amounting to (Won)1,186 billion, as compared to (Won)143 billion in 2002.

Non-interest income, which includes commission income from credit cards, decreased 32.7% from (Won)623 billion in 2002 to (Won)419 billion in 2003. This decrease resulted principally from a decrease in cash advance charges due mainly to a significant decrease in the average volume of cash advances, a decrease in merchant fees due mainly to reduced charge volumes for lump-sum and installment purchases, and an increase in gain on sale of loans. The average volume of outstanding credit card balances, including cash advances and card loans, decreased 23.3% from (Won)3,158 billion in 2002 to (Won)2,424 billion in 2003. This decrease resulted from measures taken by Woori Credit Card to reduce the overall level of its outstanding credit card receivables, including through assets sales and charge-offs, by lowering credit limits for cardholders and by suspending the availability of new credit card loans. As part of these measures, commencing in September 2003, Woori Credit Card discontinued the practice followed widely by the credit card industry in Korea of replacing delinquent credit card balances with cash advances that are rolled over from month to month. This decrease in average volume was partially offset by the effect of Woori Credit Card’s acquisition of Kwangju Bank’s credit card operations in March 2003.

Non-interest expense, which includes depreciation and amortization, decreased 24.3% from (Won)432 billion in 2002 to (Won)327 billion in 2003. This decrease was primarily due to a decrease in impairment loss on available-for-sale securities, which was partially offset by increases in salaries and rental costs.

Comparison of 2002 to 2001

Our net loss before tax and minority interest expense for this segment decreased 44.5% from a net loss of (Won)272 billion in 2001 to a loss of (Won)151 billion in 2002. In 2001, Woori Credit Card recognized additional deferred tax assets under Korean GAAP, which resulted in an income tax credit. This had a positive effect on the 2001 net loss after tax for this segment, which was (Won)151 billion.

Interest and dividend income from Woori Credit Card’s operations remained relatively constant at (Won)300 billion in 2001 compared to (Won)299 billion in 2002 as a result of several offsetting effects. Interest income increased as a result of the transfer of interest-earning assets, primarily investment securities, in connection with the transfer of the credit card operations of Woori Bank to Woori Credit Card in February 2002. The effect of this increase was offset by a decrease in the average volume of other interest-earning assets, primarily loans, as a result of the transfer of Peace Bank of Korea’s banking operations to Woori Bank in December 2001. While the volume of other interest-earning assets transferred to Woori Bank was substantially larger than the volume of interest-earning assets transferred to Woori Credit Card, the effect of this disparity was offset by the fact that such receivables generated significantly higher yields.

Interest expense decreased 44.4% from (Won)340 billion in 2001 to (Won)189 billion in 2002 principally due to a decrease in the average volume of interest bearing liabilities in 2002 compared to 2001, as well as a decrease in the average cost of interest bearing liabilities as a result of the general decline in market rates in Korea in 2002. The decrease in the average volume of interest bearing liabilities resulted mainly from the fact that the volume of such liabilities relating to the banking operations transferred to Woori Bank was substantially larger than the volume of such liabilities relating to the credit card operations transferred to Woori Credit Card.

Provision for loan losses, guarantees and acceptances increased 237.3% from (Won)134 billion in 2001 to (Won)452 billion in 2002 primarily due to the increase in outstanding credit card balances, higher levels of delinquent balances in 2002 and increased minimum provisioning ratios for credit card balances required under new regulations promulgated by the Financial Supervisory Commission in 2002. This increase was partially offset by decreases in provisions resulting from the transfer of corporate and consumer loans to Woori Bank.

Non-interest income increased 79.0% from (Won)348 billion in 2001 to (Won)623 billion in 2002. This increase resulted principally from an increase in the average volume of outstanding credit card balances, principally due to the impact of the transfer of Woori Bank’s credit card operations to Woori Credit Card in February 2002, as well as organic growth The average volume of outstanding credit card balances, including cash advances and card loans, increased 292.0% from (Won)1,177 billion in 2001 to (Won)4,614 billion in 2002.

Non-interest expense, which includes depreciation and amortization, decreased 3.1% from (Won)446 billion in 2001 to (Won)432 billion in 2002. This decrease was primarily due to a decrease in general and administrative expenses resulting mainly from the closure or transfer of branches in connection with the transfer of Peace Bank of Korea’s banking operations to Woori Bank.

Other Operations

Other operations include the operations of Woori Finance Holdings and all of our subsidiaries that were consolidated at December 31, 2003 except Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card, including principally Woori Securities, Woori Finance Information System, Woori F&I, Woori Investment Trust Management, two special purpose companies and a number of other smaller subsidiaries, none of which constituted a separate reportable segment.

	Year ended December 31,						% Change
	2001		2002		2003		2001/2002	2002/2003
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	75	(Won)	123	(Won)	104	64.0%	(16.1)%
Interest expense		46		162		168	252.2	3.7
Provision for loan losses		28		219		16	682.1	(92.7)
Non-interest income		1,079		1,331		812	23.4	(39.0)
Non-interest expense including depreciation and amortization		332		541		514	63.0	(5.0)

Net income (loss) before tax and minority interest		748		532		218	(28.9)	(59.0)
Income tax expense (credit)		22		16		7	(27.3)	(56.3)
Minority interest expense (gain)		—		—		2	—	—

Net income	(Won)	726	(Won)	516	(Won)	209	(28.9)	(59.5)

Comparison of 2003 to 2002

Our net income before tax and minority interest expense for this segment decreased 59.5% from (Won)516 billion in 2002 to (Won)209 billion in 2003.

Interest and dividend income decreased 16.1% from (Won)123 billion in 2002 to (Won)104 billion in 2003. The decrease was primarily due to a decrease in average loan volumes in 2003 compared to 2002 as a result of the sale of (Won)1,059 billion of loans held by the special purpose companies included in this segment to an affiliate of Lehman Brothers in the second half of 2002.

Interest expense increased 3.7% from (Won)162 billion in 2002 to (Won)168 billion in 2003. The increase was primarily due to an increase in borrowings and capital leases of Woori Finance Information System.

Provision for loan losses decreased 92.7% from (Won)219 billion in 2002 to (Won)16 billion in 2003. The decrease was primarily as a result of the sale of (Won)1,059 billion of loans held by the special purpose companies to an affiliate of Lehman Brothers in the second half of 2002.

Non-interest income decreased 39.0% from (Won)1,331 billion in 2002 to (Won)812 billion in 2003 primarily due to a decrease in revenue on trading securities of Woori Securities and the special purpose companies.

Non-interest expense, including depreciation and amortization, decreased 5.0% from (Won)541 billion in 2002 to (Won)514 billion in 2003 primarily due to a decrease in loss on loan sales related to the special purpose companies. This decrease was partially offset by an increase in depreciation of Woori Finance Information System and an increase in impairment loss on investment equity securities of Woori Securities.

Comparison of 2002 to 2001

Our net income before tax and minority interest expense for this segment decreased 28.9% from (Won)748 billion in 2001 to (Won)532 billion in 2002.

Interest and dividend income increased 64.0% from (Won)75 billion in 2001 to (Won)123 billion in 2002. The increase was primarily due to the consolidation of Woori Securities in 2002 as a result of the acquisition by Woori Finance Holdings of an additional interest this entity in July 2002, as well as sales of loans by Woori Bank to special purpose companies included in this segment in connection with securitization transactions. These transactions were recognized as sales and acquisitions by Woori Bank and the special purpose companies, respectively, for Korean GAAP purposes.

Interest expense increased 252.2% from (Won)46 billion in 2001 to (Won)162 billion in 2002. The increase was primarily due to the issuance of debt securities by Woori Finance Holdings in 2002 and the issuance of asset-backed securities by the special purpose companies (which were purchased in part by Woori Finance Holdings).

Provision for loan losses increased 682.1% from (Won)28 billion in 2001 to (Won)219 billion in 2002. The increase was primarily as a result of new provisions taken by Woori Finance Holdings in respect of the asset-backed securities it purchased from the special purpose companies.

Non-interest income increased 23.4% from (Won)1,079 billion in 2001 to (Won)1,331 billion in 2002 primarily due to increased fees and commission income and trading revenues, which amounted to (Won)81 billion and (Won)70 billion, respectively, as a result of the consolidation of Woori Securities in this segment in 2002.

Non-interest expense increased 63.0% from (Won)332 billion in 2001 to (Won)541 billion in 2002 primarily due to new operating expenses of Woori Finance Information System, which commenced operations in September 2001, as well as increased losses on sales of loans in connection with loan sales by one of the special purpose companies to another special purpose company established pursuant to our joint venture with Lehman Brothers.

Item 5B. Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2001		2002		2003		2001/2002	2002/2003
	(in billions of Won)
Cash and cash equivalents	(Won)	3,508	(Won)	2,852	(Won)	2,551	(18.7)%	(10.6)%
Restricted cash		1,895		3,076		3,222	62.3	4.8
Interest bearing deposits in other banks		1,687		1,826		1,640	8.2	(10.2)
Call loans and securities purchased under resale agreements		3,573		629		1,127	(82.4)	79.2
Trading assets		4,130		3,790		4,291	(8.2)	13.2
Available-for-sale securities		8,820		10,846		12,408	23.0	14.4
Held-to-maturity securities		11,202		9,959		9,802	(11.1)	(1.6)
Other investment assets		911		731		793	(19.8)	8.5
Loans:
Domestic:
Commercial:
Commercial and industrial		25,362		33,717		40,642	32.9	20.5
Lease financing		630		310		222	(50.8)	(28.4)
Trade financing		6,048		6,562		6,922	8.5	5.5
Other commercial (1)		5,812		5,466		4,254	66.2	(22.2)

Total commercial		37,852		46,055		52,039	21.7	13.0
Consumer:
General purpose household (2)		14,026		23,315		26,758	66.2	14.8
Mortgage		1,147		2,451		3,599	113.7	46.8
Credit cards		5,292		6,418		3,964	21.3	(38.2)

Total consumer		20,465		32,184		34,321	57.3	6.6

Total domestic		58,318		78,239		86,361	34.2	10.4
Foreign:
Commercial:
Commercial and industrial		1,821		1,811		1,885	(0.6)	4.1
Trade financing		976		96		63	(90.2)	(34.4)

Total commercial		2,797		1,907		1,947	(31.8)	2.1
Consumer:		77		80		84	3.9	5.0

Total foreign		2,874		1,987		2,031	(30.9)	2.2
Deferred origination costs		45		69		56	53.3	(18.8)
Less: unearned income		(96)		(39)		(26)	(59.4)	(33.3)
Less: allowance for loan losses		(4,323)		(3,770)		(2,834)	(12.8)	(24.8)
Total loans, net		56,817		76,485		85,587	34.6	11.9
Due from customers on acceptances		569		461		421	(19.0)	(8.7)
Premises and equipment, net		2,195		2,249		2,151	2.4	(4.3)
Accrued interest and dividends receivable		694		672		747	(3.2)	11.2
Assets held for sale		1,207		240		—	(80.1)	(100.0)
Goodwill (3)		—		—		25	—	N/M
Other assets		3,475		3,227		2,850	(7.2)	(11.7)

Total assets	(Won)	100,683	(Won)	117,043	(Won)	127,613	16.3	9.0

(1)	Other commercial loans include bills bought in foreign currency and overdrafts.
(2)	Includes home equity loans.
(3)	N/M: not meaningful.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2003 to 2002

Our assets increased 9.0% from (Won)117,043 billion as of December 31, 2002 to (Won)127,613 billion as of December 31, 2003 principally due to a 13.0% increase in domestic commercial loans from (Won)46,055 billion as of December 31, 2002 to (Won)52,039 billion as of December 31, 2003, a 79.2% increase in call loans and securities purchased under resale agreements from (Won)629 billion as of December 31, 2002 to (Won)1,127 billion as of December 31, 2003 and 6.6% increase in domestic consumer credits (including consumer loans and credit card balances) from (Won)32,184 billion as of December 31, 2002 to (Won)34,321 billion as of December 31, 2003. The increase in loan volumes resulted from organic growth in our loan portfolio due to increased loan demand. The increase was partially offset by a 10.6% decrease in cash and cash equivalents from (Won)2,852 billion as of December 31, 2002 to (Won)2,551 billion as of December 31, 2003 and a 10.2% decrease in interest bearing deposits in other banks from (Won)1,826 billion as of December 31, 2002 to (Won)1,640 billion as of December 31, 2003.

Comparison of 2002 to 2001

Our assets increased 16.3% from (Won)100,683 billion as of December 31, 2001 to (Won)117,043 billion as of December 31, 2002 principally due to a 57.3% increase in domestic consumer credits (including consumer loans and credit card balances) from (Won)20,465 billion as of December 31, 2001 to (Won)32,184 billion as of December 31, 2002, a 21.7% increase in domestic commercial loans from (Won)37,852 billion as of December 31, 2001 to (Won)46,055 billion as of December 31, 2002 and a 23.0% increase in available-for-sale securities from (Won)8,820 billion as of December 31, 2001 to (Won)10,846 billion as of December 31, 2002. The increase in loan volumes resulted from organic growth in our loan portfolio due to increased loan demand. The increase was partially offset by an 11.1% decrease in held-to-maturity securities from (Won)11,202 billion as of December 31, 2001 to (Won)9,959 billion as of December 31, 2002.

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities, as well as our stockholders’ equity.

	As of December 31,						% Change
	2001		2002		2003		2001/2002	2002/2003
	(in billions of Won)
Deposits:
Interest bearing	(Won)	65,511	(Won)	75,190	(Won)	85,482	14.8%	13.7%
Non-interest bearing		3,582		3,408		3,521	(4.9)	3.3
Call money		503		804		412	59.8	(48.8)
Trading liabilities		148		322		473	117.6	46.9
Acceptances outstanding		569		461		421	(19.0)	(8.7)
Other borrowed funds		7,964		11,326		9,345	42.2	(17.5)
Secured borrowings		4,914		4,756		4,321	(3.2)	(9.2)
Long-term debt		8,947		11,305		14,917	26.4	32.0
Accrued interest payable		1,548		1,528		1,618	(1.3)	5.9
Liabilities held for sale		1,584		152		—	(90.4)	(100.0)
Other liabilities		3,074		3,555		3,218	15.7	(9.5)

Total liabilities		98,344		112,807		123,728	14.7	9.7
Minority interest		31		279		229	800.0	(17.9)
Stockholders’ equity		2,308		3,957		3,656	71.5	(7.6)

Total liabilities, minority interest and stockholders’ equity	(Won)	100,683	(Won)	117,043	(Won)	127,613	16.3	9.0

For further information on our liabilities, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2003 to 2002

Our total liabilities increased 9.7% from (Won)112,807 billion as of December 31, 2002 to (Won)123,728 billion as of December 31, 2003. The increase was primarily due to increases in interest bearing deposits, non-interest bearing deposits and long-term debt. Our interest bearing deposits increased 13.7% from (Won)75,190 billion as of December 31, 2002 to (Won)85,482 as of December 31, 2003, primarily due to increases in time deposits (other than certificate of deposit accounts), demand deposits and savings deposits. These increases resulted from organic growth due to increased overall demand for bank deposit products in Korea, as well as improvements in our marketing capability resulting from the commencement of our business purchase re-engineering project with respect to our commercial banking operations in April 2002.

Our stockholders’ equity decreased by 7.6% from (Won)3,957 billion as of December 31, 2002 to (Won)3,656 billion as of December 31, 2003. This decrease resulted principally from an increase in accumulated deficit, which was attributable to net loss generated in 2003, as well as from partially offset by a reduction in our deficit equity relating to the use of pre-acquisition net operating loss carry-forwards, and the related appreciation of income tax expense, and a (Won)95 billion increase in unrealized gains on available-for-sale securities.

Comparison of 2002 to 2001

Our total liabilities increased 14.7% from (Won)98,344 billion as of December 31, 2001 to (Won)112,807 billion as of December 31, 2002. The increase was primarily due to increases in interest bearing deposits, other borrowed funds and long-term debt. Our interest bearing deposits increased 14.8% from (Won)65,511 billion as of December 31, 2001 to (Won)75,190 billion as of December 31, 2002, primarily due to increases in time deposits (other than certificate of deposit accounts), demand deposits and savings deposits. These increases resulted from organic growth due to increased overall demand for bank deposit products in Korea, as well as improvements in our marketing capability resulting from the commencement of our business purchase re-engineering project with respect to our commercial banking operations in April 2002.

Our stockholders’ equity increased by 71.5% from (Won)2,308 billion as of December 31, 2001 to (Won)3,957 billion as of December 31, 2002. This increase resulted principally from a decrease in accumulated deficit, which was attributable to net income generated in 2002, as well as from an increase in additional paid-in capital, which was attributable mainly to a reduction in our deficit equity relating to the use of pre-acquisition net operating loss carry-forwards, and the related increase in income tax expense, with respect to our subsidiaries. We also issued 36,000,000 new shares of common stock in connection with our Korea Stock Exchange listing and initial public offering in June 2002, which contributed (Won)180 billion to our common stock and (Won)59 billion to our additional paid-in capital in 2002.

Realized and Unrealized Losses on Investment Securities

Gross Realized Losses

In 2003, we recognized other-than-temporary impairment losses on equity securities and debt securities of (Won)69 billion and (Won)141 billion, respectively. Approximately 70.5%, or (Won)148 billion, of these 2003 losses related to the impairment of securities of three specific issuers, LG Card, Ssangyong Corporation and Hyundai Engineering and Construction, whose deteriorating credit fundamentals, exacerbated by continued weakness in general economic conditions in Korea, led to increased uncertainty regarding the future value of their securities. See “Item 4B. Business Overview—Assets and Liabilities—Loan Concentrations—20 Largest Exposures by Borrower.”

We periodically review our fixed maturity securities and equity securities to determine if any decline in fair value below the carrying value is “other-than-temporary” on a case-by-case basis. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “accumulated other comprehensive income, net of tax” pursuant to the guidance of FASB Statement 115, Accounting for Certain Investments in Debt and Equity Securities. Any other-than-temporary declines in the fair value of available-for-sale securities results in the recognition of the related loss in earnings.

In performing reviews, we consider the relevant facts and circumstances relating to each investment and exercise our judgment in determining whether a security is other-than-temporarily impaired. For a discussion of the factors we consider in making that determination, see “—Critical Accounting Estimates—Valuation of Securities and Financial Instruments.” The risks inherent in reviewing the impairment of any investment include the risks that (1) market results may differ from expectations, (2) facts and circumstances may change in the future and differ from our estimates and assumptions or (3) we may later decide to sell the security as a result of changed circumstances.

To the extent factors contributing to the impairment losses recognized in 2003 affected other investments, we reviewed those investments for other-than-temporary impairment and recorded losses if appropriate.

There are inherent uncertainties in assessing the fair values we assign to our investments and in determining whether a decline in market value is deemed other-than-temporary. The accounting estimates relating the fair market value of our various securities may be highly susceptible to change from period to period based on factors beyond our control, including market liquidity, the widening of bid/ask spreads or changes in cash flow assertions. Any significant differences between our estimated fair values of our securities on any particular date and either their estimated fair value on a different date or the actual proceeds that we receive upon sale of those securities could result in valuation losses or losses on disposals. See “—Critical Accounting Estimates—Valuation of Securities and Financial Instruments.”

With respect to securities we sold at a loss in 2003, the amount of the loss recorded and fair value at the sales date were (Won)65 billion and (Won)834 billion, respectively. These losses related primarily to the disposal of fixed maturity securities of issuers whose deteriorating credit fundamentals, exacerbated by continued weakness in general economic conditions, led to rating agency downgrades of their securities and more uncertainty regarding the future value of their securities.

Securities are classified as available-for-sale when we intend to hold them for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs. We currently intend to hold available-for-sale securities with unrealized losses not considered other-than-temporary until they mature, or recover in value. However, if the specific facts and circumstances surrounding a security or the outlook for its industry sector change, we may sell the security and realize a loss. Of the gross realized losses on sales of available-for-sale securities in 2003, 63.5% arose from securities that had been in an unrealized loss position for less than six months, 26.9% for six months to one year, and 9.6% for more than one year.

Gross Unrealized Losses

As of December 31, 2003, the amount of gross unrealized losses on available-for-sale securities included in accumulated other comprehensive income in stockholders’ equity was (Won)45 billion. As of that date we also had (Won)8 billion of gross unrealized losses related to held-to-maturity securities. For a breakdown of these gross unrealized losses by type of security, see “Item 4B. Business Overview—Capital Markets Activities—Securities Investment and Trading.”

Substantially all of the fixed maturity securities in our portfolio are rated by external Korean or international rating agencies. Fixed maturity securities are considered investment grade if they are rated BBB-/Baa3 or better. For fixed maturity securities in an unrealized loss position at December 31, 2003, 50.7% (based on fair value) were investment grade, 0.1% were below investment grade and 49.2% were not rated. At December 31, 2003, unrealized losses from fixed maturity securities that were below investment grade or not rated represented approximately 47.3% of gross unrealized losses on such securities. We had no material unrealized losses on individual fixed maturity securities or equity securities at December 31, 2003.

As of December 31, 2003, the amount of gross unrealized losses for fixed maturity securities and equity securities continuously in an unrealized loss position for the time periods indicated were as follows:

	Fixed Maturities	Equity Securities	Total
	(in billions of Won)
Less than six months	(Won)41	(Won)9	(Won)50
Six months to one year	2	—	2
More than one year	1	—	1

Total gross unrealized losses	(Won)44	(Won)9	(Won)53

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to (Won)69,093 billion as of December 31, 2001, (Won)78,598 billion as of December 31, 2002 and (Won)89,003 billion as of December 31, 2003, which represented approximately 75.6%, 73.6% and 75.4% of our total funding, respectively. We have been able to use increases in customer deposits in recent years to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding.

We also obtain funding through long-term debt, secured borrowings and other borrowed funds to meet our liquidity needs. Long-term debt represented 9.8%, 10.7% and 12.6% of our total funding as of December 31, 2001, 2002 and 2003, respectively. Secured borrowings represented 5.4%, 4.5% and 3.7% of our total funding as of December 31, 2001, 2002 and 2003, respectively. Other borrowed funds, which are borrowings with original maturities of less than one year, represented 8.7%, 10.6% and 7.9% of our total funding as of December 31, 2001, 2002 and 2003, respectively. For further information on our sources of funding, see “Item 4B. Business Overview—Assets and Liabilities—Funding.”

Our liquidity risks arise from withdrawals of deposits and maturities of our borrowings, as well as our need to fund our lending, trading and investment activities and to manage our trading positions. Our goal in managing our liquidity is to be able, even under adverse conditions, to meet all of our liability repayments on time and to fund all investment opportunities. For a discussion of how we manage our liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk Management.”

Starting from January 1, 1999, the Financial Supervisory Commission required each Korean bank to maintain specific Won and foreign currency liquidity ratios. These ratios require each of our banking and credit card subsidiaries to keep its ratio of liquid assets to liquid liabilities above certain minimum levels. For a description of these requirements, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

In light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. In connection with these measures, we contributed an aggregate of (Won)540 billion from available cash at our three banking subsidiaries to mutual funds established to purchase credit card company debt securities. Our contribution was in proportion to the amount of our credit exposure with respect to these credit card companies. We received shares in these mutual funds in proportion to our contribution. As amounts were collected from credit card companies in connection with these debt securities, they were disbursed to us in proportion to our interest in these mutual funds, usually on a weekly basis. We were reimbursed for the full amount of our contribution by the end of July 2003. See “Item 3D. Risk Factors—Risks relating to government control—The Korean government promotes lending and financial support by the Korean financial industry to certain types of borrowers as a matter of policy, which financial institutions, including us, may decide to follow.”

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, sales of interests in our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations. We received aggregate dividends from our subsidiaries of (Won)65 billion for 2002 and (Won)553 billion for 2003. We did not receive any dividends from our subsidiaries in 2001. See “Item 3D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

We have been selected as one of the two preferred bidders in an auction for the 21.2% controlling voting interest in LG Investment & Securities, a leading domestic securities firm, which is currently held by LG Card, and intend to participate in the bidding for an interest in either Korea Investment & Securities or Daehan Investment & Securities, which were acquired and recapitalized by the KDIC on behalf of the Korean government due to the financial difficulties they were experiencing and are being auctioned by the KDIC. See “Item 4B. Business Overview—Capital Markets Activities—Securities Brokerage” and “—Asset Management—Investment Trust Management.” If we acquire interests in one or more of three companies, we expect to finance the acquisition through interim dividends from Woori Bank and additional bank borrowings at the holding company level.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2003.

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Contractual obligations
Long-term debt obligations	(Won)	15,583	(Won)	3,578	(Won)	4,926	(Won)	3,032	(Won)	4,047
Deposits (1)		52,072		42,028		8,976		491		577
Capital (finance) lease obligations		29		13		16		—		—
Operating lease obligations		375		66		128		125		56
Purchase obligations		47		21		12		14		—
Secured borrowings (2)		2,665		618		769		1,094		184

Total	(Won)	70,856	(Won)	46,338	(Won)	14,855	(Won)	4,785	(Won)	4,878

(1)	Comprising certificate of deposits, other time deposits and mutual installment deposits.
(2)	Excluding securities purchased under resale agreements.

We enter into credit-related financial instruments with off-balance sheet risk in our normal course of business. The primary purpose of those instruments is to generate fee income for us, in return for making credit support and funds available to our customers as required. Such instruments consist primarily of guarantees, commercial letters of credit and unused lines of credit. Guarantees include guarantees for loans, debentures, trade financing arrangements and guarantees for other financings. Contingent liabilities for which guaranteed amounts are not finalized appear as off-balance sheet items in the notes to the financial statements. Such contingent liabilities include, among others, contingent liabilities relating to trade financings and derivative contracts with respect to foreign exchange rates and interest rates.

The following table sets forth our credit-related off-balance sheet commitments as of the dates indicated.

	As of December 31,
	2001	2002	2003
	(in billions of Won)
Guarantees	(Won)2,118	(Won)1,759	(Won)1,666
Commercial letters of credit	2,873	2,798	3,137
Unused lines of credit:
Commercial	24,869	23,829	20,152
Credit cards (1)	25,276	26,566	9,173
Consumer	4,184	4,600	4,716
Commitments to extend credit:
Original term to maturity of less than one year	—	—	176
Original term to maturity of more than one year	126	443	1,081

(1)	Relates to the unused credit card limits that may be cancelled by us at any time.

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as “other liabilities” in our balance sheet. As of December 31, 2003, we had established allowances for possible losses of (Won)458 billion with respect to our credit-related commitments.

Capital Adequacy

Our subsidiaries Woori Bank, Kyongnam Bank and Kwangju Bank are, and Woori Investment Bank (prior to its merger with Woori Bank in August 2003) was, subject to the capital adequacy requirements of the Financial Supervisory Commission. Those requirements were formulated based on, and are consistent in all material respects with, the capital adequacy accord reached by the Basel Committee of Banking Supervision, Bank for International Settlements in 1988. These subsidiaries are required to maintain a minimum ratio of total capital (Tier I and Tier II capital, less any capital deductions) to risk-weighted assets, as determined by a specified formula, of 8.0%. The computation is based on their consolidated financial statements prepared in accordance with Korean GAAP. The Bank for International Settlements recently adopted changes to its capital adequacy standards to take into account market risk from equity securities, foreign exchange and derivative instruments held by banks. These changes became applicable to most Korean banks commencing in 2002. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy and Allowances.”

Tier I capital is core capital, which consists of paid-in capital, capital surplus, retained earnings, minority interests in consolidated subsidiaries and unpaid share dividends minus deductions. Tier II capital is supplemental capital, which includes allowances for certain loan losses up to 1.25% of total risk-weighted assets, subordinated debts with an initial maturity of at least five years and revaluation surplus. Risk-weighted assets consist of on-balance sheet risk-weighted assets and off-balance sheet risk-weighted assets multiplied by the applicable credit translation rate provided by the Financial Supervisory Commission’s guidelines.

The following tables sets forth a summary of the capital and capital adequacy ratios of Woori Bank, our principal banking subsidiary, and the capital adequacy ratios of Kyongnam Bank, Kwangju Bank and Woori Investment Bank, as of December 31, 2001 and 2002 and 2003, based on applicable Korean GAAP and regulatory reporting standards.

	As of December 31,
	2001	2002 (1)	2003
	(in billions of Won)
Woori Bank
Tier I capital
Paid-in capital	(Won)2,764	(Won)2,764	(Won)2,853
Capital reserves	27	517	656
Retained earnings	219	844	1,579
Minority interests in consolidated subsidiaries	245	12	14
Consolidated adjustment credit/debit	(2)	—	—
Others	(207)	(372)	(332)

Total Tier I capital	3,046	3,765	4,770
Tier II capital
Revaluation reserves
Allowance for loan losses (2)	499	601	672
Subordinated debt (3)	1,270	1,042	1,035
Valuation gain on investment securities	—	8	158
Others	730	1,260	1,259

Total Tier II capital	2,499	2,911	3,124
Investment in non-consolidated equity investees (4)	(41)	(43)	(42)

Total core and supplementary capital	(Won)5,504	(Won)6,633	(Won)7,851

Risk-weighted assets
On-balance sheet	(Won)43,157	(Won)53,910	(Won)66,589

Off-balance sheet	5,652	3,303	3,329

Total	(Won)48,809	(Won)57,213	(Won)69,918

Tier I capital ratio	6.24%	6.58%	6.82%

Tier II capital ratio	5.12	5.09	4.47
Capital adequacy ratio	11.28	11.59	11.23

(1)	Reflects changes to capital adequacy standards of the Bank of International Settlements that take into account market risk from equity securities, foreign exchange and derivative instruments held by banks, which became applicable to most Korean banks commencing in 2002.
(2)	Allowances for loan losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent such allowances represent up to 1.25% of risk-weighted assets.
(3)	Subordinated debt representing up to 50% of Tier I capital is used in the calculation of Tier II capital.
(4)	Equity method investees engaged in banking and financial activities of which Woori Bank owns more than 15% are deducted from total capital and not deducted directly from Tier I and Tier II pursuant to the guidelines of the Financial Supervisory Commission.

As of December 31, 2001
	Kyongnam Bank	Kwangju Bank	Woori Investment Bank (1)
Tier I capital ratio	7.00%	5.62%	13.26%
Tier II capital ratio	4.08	5.53	1.72
Capital adequacy ratio	11.08	11.15	14.99

As of December 31, 2002
	Kyongnam Bank	Kwangju Bank	Woori Investment Bank (1)
Tier I capital ratio	7.42%	5.68%	14.76%
Tier II capital ratio	3.97	5.35	0.57
Capital adequacy ratio	11.34	11.03	15.33

As of December 31, 2003
	Kyongnam Bank	Kwangju Bank
Tier I capital ratio	7.73%	6.20%
Tier II capital ratio	4.00	4.52
Capital adequacy ratio	11.69	10.72

(1)	Woori Investment Bank was merged with Woori Bank in August 2003.

Recent Accounting Pronouncements

FASB’s EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”

In March 2004, the Emerging Issue Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”) reached a consensus regarding EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain disclosures for equity investments accounted for under the cost method. Annual disclosure relating to unrealized losses on available-for-sale securities that have not been recognized as other-than-temporary impairments that were required under an earlier EITF 03-1 consensus remains in effect. The disclosure should include quantitative information such as the aggregate amount of unrealized loss and the aggregate related fair value of investments with unrealized loss that are segregated by investments that have been in a continuous unrealized loss position for less than 12 months and investments that have been in a continuous unrealized loss position for 12 months or more. Such disclosure should also include qualitative information, in narrative form, on the factors considered in concluding that the impairments are not other-than-temporary. The EITF 03-1 guidance for determining other-than-temporary impairment is effective prospectively for all relevant current and future investments in reporting periods beginning after June 15, 2004, and the disclosures for cost method investments are effective for the fiscal year ending December 31, 2004.

FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities”

On January 17, 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “special purpose entities.” The underlying principle behind the new interpretation is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, the FASB released a revision of FASB Interpretation No. 46 (“Interpretation No. 46R”). The calculation of expected losses and expected residual returns have both been altered to reduce the impact of decision maker and guarantor fees in the calculation of expected residual returns and expected losses. In addition, Interpretation No. 46R changes the definition of variable interest.

We, as a foreign private issuer, are required to apply either Interpretation No. 46 or Interpretation No. 46R to variable interest entities created after January 31, 2003. We are also required to apply Interpretation No. 46R in 2004 to the variable interest entities that existed prior to February 1, 2003.

We implemented Interpretation No. 46R for variable interest entities created after January 31, 2003, in which we have a variable interest. We, however, determined to defer the implementation of this interpretation for certain variable interest entities established prior to February 1, 2003 until the deferred effective date in 2004. Certain variable interest entities established by us, consisting of special purpose entities and guaranteed trust accounts, have been consolidated from the date of their establishment. It is reasonably possible that these entities will remain consolidated under Interpretation No. 46R. There are certain other entities created before February 1, 2003, other than the aforementioned consolidated special purpose entities and guaranteed trust accounts, in which we obtained a majority of interests in the ordinary course of its business. It is reasonably possible that we will be deemed the primary beneficiary and therefore will be required to consolidate them upon the application of Interpretation No. 46R to these entities in 2004. These are the variable interest entities established by third parties other than us for the purpose of securitizing nonperforming assets or for efficient investment management. These entities had assets totaling approximately (Won)300,814 million as of December 31, 2003. With respect to our involvement in these entities, our maximum exposure to loss was approximately (Won)222,684 million as of December 31, 2003.

In the ordinary course of our business, our involvement in certain variable interest entities has been through various types of interests, including investments in subordinated debt or limited partnership, the right to receive fees for acting as an asset manager or a business trustee, and the right to receive fees for providing liquidity facilities. Management believes that these variable interest entities are not likely be consolidated because we are not likely to be the primary beneficiary. These variable interest entities are established by clients to access funding from the commercial paper market or the corporate debt market by transferring assets to the variable interest entities. The transactions with entities are conducted at arm’s length. We record and report these transactions in accordance with their substance similar to any other third party transactions.

Other than the effect mentioned above, we do not expect the application of Interpretation No. 46R in 2004 to have a material effect on our financial position, operating results or cash flows.

AICPA SOP 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”

In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations but does not apply to loans originated by the entity. SOP 03-3 limits the yield that may be accreted to the excess of the investor’s estimate of undiscounted expected principal, interest and other cash flows over the investor’s initial investment in the loan. SOP 03-3 requires that the excess of contractual cash flows over cash flows expected to be collected not be recognized as an adjustment of yield, loss accrual, or valuation allowance. SOP 03-3 also prohibits investors from displaying accretable yield and nonaccretable differences in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The application of SOP 03-3 is not expected to have a significant impact on our financial position, results of operations or cash flows.

Selected Financial Information Under Korean GAAP

The selected consolidated financial and other data shown below have been derived from our consolidated financial statements prepared in accordance with Korean GAAP, including financial accounting standards generally accepted for banking institutions issued by the Korean Securities and Futures Commission. Under Korean GAAP, our inception date is March 27, 2001, which is the date of establishment of the financial holding company.

Under Korean GAAP, consolidated financial statements include the accounts of fully- or majority-owned subsidiaries and substantially controlled affiliates that have assets in excess of (Won)7 billion. Substantial control is deemed to exist when the investor is the largest shareholder and owns more than 30% of the investee’s voting shares.

Capital adequacy ratios have been calculated from the consolidated financial statements prepared in accordance with Korean GAAP and using the guidelines issued by the Financial Supervisory Commission.

Consolidated income statement data under Korean GAAP

	As of December 31,
	2001 (1)		2002		2003 (2)		2003 (3)
	(in billions of Won, except per share data)				(in millions of US$, except per share data)
Interest and dividend income	(Won)	6,196	(Won)	6,496	(Won)	7,564	$6,346
Interest expense		4,496		3,756		3,842	3,223

Net interest income		1,700		2,740		3,722	3,123
Provision for loan losses		2,147		2,004		2,679	2,248

Net interest income after provision for loan losses		(447)		736		1,043	875
Commission income		1,709		1,455		1,150	965
Other non-interest income		2,254		1,673		1,690	1,418
Non-interest expense		3,204		3,149		3,740	3,137

Operating income		312		715		143	121
Non-operating income		1,191		540		586	492
Non-operating expense		939		800		498	418

Income (loss) before income tax expense		564		455		231	195
Income tax expense (benefit)		(172)		(159)		179	150

Income (loss) before minority interests		736		614		52	45
Minority interest in earnings of consolidated subsidiaries		50		22		4	3

Net income	(Won)	686	(Won)	592	(Won)	56	$48

Per common share data:
Earnings per share-basic	(Won)	943	(Won)	789	(Won)	73	$0.06
Earnings per share-diluted		943		789		73	0.06
Cash dividends per share (4)		—		250		100	0.08
Stock dividends per share		—		—		—	—

(1)	Because our inception date is March 27, 2001, data for 2001 only reflects our results from that date.
(2)	Under Korean GAAP, effective from 2003, interest and dividend income from asset-backed securities issued by special purpose entities was classified as non-interest income. In prior years, such income was classified as interest and dividend income. In 2003, interest and dividends from asset-backed securities issued by our special purpose entities amounted to (Won)19 billion.
(3)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,192.0 to US$1.00, the noon buying rate in effect on December 31, 2003 as quoted by the Federal Reserve Bank of New York in the United States.
(4)	With respect to shares of common stock held by the KDIC, we paid cash dividends of (Won)50 per share of common stock in 2002 and (Won)100 per share of common stock in 2003.

Consolidated balance sheet data under Korean GAAP

	As of December 31,
	2001		2002		2003		2003 (1)
	(in billions of Won)						(in millions of US$)
Cash and due from banks	(Won)	6,433	(Won)	6,569	(Won)	6,472	$5,430
Trading securities		3,218		2,944		2,728	2,289
Investment securities		21,806		23,509		24,279	20,368
Loans		63,661		76,374		88,342	74,112
Less: allowance for loan losses and present value discounts		(3,785)		(2,770)		(2,265)	(1,900)
Fixed assets		2,832		2,796		2,735	2,294
Other assets		5,921		5,422		6,477	5,434

Total assets	(Won)	100,086	(Won)	114,844	(Won)	128,768	$108,027

Deposits		69,332		78,917		89,050	74,706
Borrowings		13,743		13,840		12,813	10,750
Debentures, net of discounts		5,492		10,793		12,195	10,231
Other liabilities		7,080		5,979		9,012	7,560

Total liabilities		95,646		109,529		123,070	103,247
Minority interest in consolidated subsidiaries		360		245		196	164
Stockholders’ equity		4,079		5,070		5,502	4,616

Total liabilities, minority interest and stockholders’ equity	(Won)	100,086	(Won)	114,844	(Won)	128,768	$108,027

(1)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,192.0 to US$1.00, the noon buying rate in effect on December 31, 2003 as quoted by the Federal Reserve Bank of New York in the United States.

Ratios under Korean GAAP

	Year ended December 31,			Three-month period ended March 31,
	2001	2002	2003	2004
	(%)
Woori Finance Holdings:
Net income as a percentage of:
Average total assets	0.69%	0.55%	0.05%	N/A
Average stockholders’ equity	15.46	12.13	1.02	N/A
Dividend payout ratio (1)	—	6.44	5.27	—
Net interest spread (2)	3.10	3.19	3.18	2.99
Net interest margin (3)	2.78	3.13	3.20	3.03
Cost-to-income ratio (4)	44.95	43.24	41.75	43.79
Average stockholders’ equity as a percentage of average total assets	4.44	4.54	4.52	4.54
Woori Bank:
Net income as a percentage of:
Average total assets	1.06	0.99	1.42	1.02
Average stockholders’ equity	27.22	20.58	25.48	17.57
Dividend payout ratio (1)	2.00	5.00	21.73	—
Net interest spread (2)	3.10	3.19	3.18	2.99
Net interest margin (3)	3.15	3.14	3.20	3.06
Cost-to-income ratio (4)	41.17	45.90	42.11	40.41
Average stockholders’ equity as a percentage of average total assets	3.90	4.83	5.58	5.80

Notes:

(1)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.
(2)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities. For the three-month period ended March 31, 2004, net interest spread represents the difference between the annualized yield on average interest earning assets and the annualized cost of average interest bearing liabilities.
(3)	Net interest margin represents the ratio of net interest income to average interest earning assets. For the three-month period ended March 31, 2004, net interest margin represents the ratio of annualized net interest income to average interest earning assets.
(4)	Cost-to-income ratio, a measure of a bank’s or a financial institution’s efficiency, represents the ratio of non-interest expense, net of provisions, to the sum of net interest income and non-interest income.

Capital, liquidity and leverage ratios under Korean GAAP

	December 31,			March 31,
	2001	2002	2003	2004
	(%)
Capital ratios:
Requisite capital ratio (1)	8.00%	8.00%	8.00%	8.00%
Total capital adequacy ratio of Woori Bank (2)	11.28	11.59	11.23	11.40
Tier I (2)	6.24	6.58	6.82	6.98
Tier II (2)	5.04	5.01	4.41	4.42
Liquidity ratios:
Won liquidity ratio of Woori Finance Holdings (3)	58.50	841.01	2,092.49	126.65
Won liquidity ratio of Woori Bank (5)	110.51	116.92	111.88	106.54
Foreign currency liquidity ratio of Woori Bank (6)	116.70	84.45	100.10	99.80
Leverage ratio:
Ratio of acquisition price to net assets of Woori Finance Holdings (7)	123.04	93.24	65.72	76.45

Notes:

(1)	As a financial holding company, we are subject to minimum capital requirements as reflected in the requisite capital ratio. Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%. The requisite capital ratio represents the ratio of the net aggregate amount of our equity capital to the aggregate amount of requisite capital. This computation is based on our consolidated financial statements prepared in accordance with Korean GAAP.
(2)	Woori Bank accounted for 76.85% of our total assets as of December 31, 2003. The capital adequacy ratio of Woori Bank is computed in accordance with the guidelines issued by the Financial Supervisory Commission. Under the guidelines of the Financial Supervisory Commission, Woori Bank is required to maintain a minimum capital adequacy ratio of 8%. This computation is based on Woori Bank’s consolidated financial statements prepared in accordance with Korean GAAP. See “— Capital Adequacy.”
(3)	Defined as the ratio of Won currency assets due within three months, including marketable securities, to Won liabilities due within three months. This ratio should not be less than 100% on a non-consolidated basis, under the Regulation on Finance Holding Companies.
(4)	Defined as the ratio of foreign currency assets due within three months, including marketable securities, to foreign currency liabilities due within three months. This ratio should not be less than 80% on a non-consolidated basis, under the Regulation on Finance Holding Companies.
(5)	Defined as the ratio of Won currency assets due within three months, including marketable securities, to Won liabilities due within three months. This ratio should not be less than 100% on a non-consolidated basis, under the Regulation on Supervision of Banking Business.
(6)	Defined as the ratio of foreign currency assets due within three months, including marketable securities, to foreign currency liabilities due within three months. This ratio should not be less than 85% on a non-consolidated basis, under the Regulation on Supervision of Banking Business.
(7)	Defined as the ratio of the acquisition prices of all subsidiaries in aggregate to the amount of net assets. This ratio should not be more than 100%, under the Financial Holding Company Act.

Asset quality data under Korean GAAP

	December 31,			March 31,
	2001	2002	2003	2004
	(in billions of Won)
Woori Finance Holdings:
Non-performing loans (1)	(Won)4,291	(Won)2,616	(Won)2,476	(Won)2,326
Allowance for loan losses	3,864	2,632	2,252	2,208
Non-performing loans as a percentage of total loans	6.77%	3.28%	2.56%	2.51%
Non-performing loans as a percentage of total assets	4.34%	2.28%	1.92%	1.78%
Allowance for loan losses as a percentage of non-performing loans	90.05%	100.60%	90.94%	94.93%
Allowance for loan losses as a percentage of total loans	6.09%	3.26%	2.56%	2.51%
Woori Bank:
Non-performing loans (1)	1,032	1,422	1,677	2,008
Non-performing loans as a percentage of total loans	2.06%	2.21%	2.26%	2.64%
Non-performing loans as a percentage of total assets
Precautionary loans as a percentage of total loans	6.88%	3.80%	2.57%	3.30%
Precautionary and below loans as a percentage of total loans	8.94%	6.00%	4.83%	5.94%
Precautionary and below loans as a percentage of total assets
Allowance for loan losses as a percentage of non-performing loans	139.48%	110.09%	93.15%	97.06%
Allowance for loan losses as a percentage of precautionary and below loans	32.11%	40.47%	43.55%	43.20%
Allowance for loan losses as a percentage of total loans	2.87%	2.43%	2.10%	2.57%

(1)	Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Supervisory Commission’s asset classification criteria.

Other statistical information under Korean GAAP

The following table sets forth selected financial information, prepared under Korean GAAP, with respect to our Won currency loans by customer segment as of the end of and for the calendar quarters indicated.

	2003 1Q		2003 2Q		2003 3Q		2003 4Q		2004 1Q
	(in billions of Won, except percentages)
SME loans:
Total loans	(Won)	31,019	(Won)	33,429	(Won)	35,191	(Won)	36,349	(Won)	36,606
Collateralized balance		21,098		21,652		22,652		23,418		23,746
Collateral ratio		68.02%		64.77%		64.37%		64.43%		64.87%
Delinquent balance		908		598		956		796		966
Delinquency ratio		2.93%		1.79%		2.72%		2.19%		2.64%
Charge-offs		18		19		22		27		24
Asset sales		0		0		0		181		0
Consumer loans:
Total loan balance		26,476		27,783		29,015		30,309		30,803
Collateralized balance		17,998		17,855		18,645		19,306		19,322
Collateral ratio		67.98%		64.27%		64.26%		63.70%		62.73%
Delinquent balance		455		377		541		471		570
Delinquency ratio		1.72%		1.36%		1.86%		1.55%		1.85%
Charge-offs		6		15		11		18		6
Asset sales		0		0		0		11		0
Credit cards:
Total balance		5,923		5,786		5,229		3,905		2,773
Delinquent balance		582		532		1,434		860		431
Delinquency ratio		9.82%		9.20%		27.42%		22.03%		15.53%
Charge-offs		74		177		311		840		550
Recoveries		7		4		5		11		14
Recovery ratio		0.12%		0.07%		0.09%		0.27%		0.52%
Restructured balance		320		508		760		678		646
Non-performing balance		256		513		915		632		461
Allowance for loan losses		281		583		848		576		405
Allowance for loan losses as a percentage of total balance		4.75%		10.08%		16.22%		14.76%		14.61%
Asset securitization		2,933		3,458		2,828		2,018		1,381
Asset sales		2,933		3,458		2,828		2,018		1,381
Large corporate loans:
Total loans		4,173		4,368		4,582		4,332		5,191
Collateralized balance		1,856		1,782		2,035		1,674		1,993
Collateral ratio		44.46%		40.80%		44.40%		38.63%		38.39%
Delinquent balance		42.92		72.96		66.19		56.84		54.27
Delinquency ratio		1.03%		1.67%		1.44%		1.31%		1.05%
Charge-offs		0		0		5		0		0
Asset sales		0		0		0		111		0
Total non-accrual loans		0		0		0		0		0

Reconciliation with Korean GAAP

Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarized in Note 1 of the notes to our consolidated financial statements. These principles and policies differ in some respects from generally accepted accounting principles applicable in Korea. The following are reconciliations of net income and stockholders’ equity of the consolidated statements with Korean GAAP.

	As of or for the year ended
	December 31, 2003
	(in billions of Won)
Korean GAAP net income	(Won)	56
1. Loans		(603)
2. Securities		161
3. Derivatives		(31)
4. Deferred loan costs		(13)
5. Fixed assets		1
6. Lease		(15)
7. Intangible assets		(49)
8. Tax effect of deficit equity reduction		(266)
9. Minority interest		1
10. Others		(104)

Total of adjustments		(918)
Tax effect of adjustments		190

U.S. GAAP net income	(Won)	(672)

Korean GAAP stockholders’ equity	(Won)	5,502
1. Loans		(935)
2. Securities		(350)
3. Derivatives		57
4. Deferred loan costs		56
5. Fixed assets		(125)
6. Lease		126
7. Intangible assets		(212)
8. Tax effect of deficit equity reduction		—
9. Minority interest		(33)
10. Others		(9)

Total of adjustments		(1,577)
Tax effect of adjustments		(269)

U.S. GAAP stockholders’ equity	(Won)	3,656

The following is a summary of the significant adjustments made to consolidated net income and stockholders’ equity to reconcile the U.S. GAAP results with Korean GAAP. The numbered paragraphs below refer to the corresponding item numbers set forth above.

1. We have established the U.S. GAAP allowance for loan losses for impaired non-homogeneous loans based on (1) the present value of expected future cash flows discounted at the loan’s effective interest rate, (2) the fair value of the collateral if the loan is collateral dependent or (3) observable market prices if available. For credit card balances and consumer loans, we have established the allowance for loan losses based on an evaluation of the historical performance of the loan portfolios. Allowance for loan losses for corporate loans that are not impaired is based principally on expected loss methodology. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.”

Under Korean GAAP, the allowance for loan losses is generally established based on the classification guidelines promulgated by the Financial Supervisory Commission, which require that the minimum allowance be established based on the classification of the loan. We used these guidelines in establishing the minimum reserves. Starting in 1999, we also established voluntary additional reserves on the individual credits to develop a certain level of consistency with international banking practices. The reserves with respect to our bank subsidiaries and Woori Credit Card (prior to its merger with Woori Bank) were established based on the following percentages as of December 31, 2003:

		Woori Credit Card
	Bank Subsidiaries	Financial Assets	Credit Card Assets
Normal	0.5%	0.5%	1%
Precautionary	2 to 19	5 to 19	12 to 19
Substandard	20 to 49	20 to 59	20 to 74
Doubtful	50 to 99	60 to 99	75 to 99
Estimated loss	100	100	100

This adjustment also reflects the effect of the consolidation of certain securitized loans and related reserves, which we recorded as sold under Korean GAAP.

2. Under U.S. GAAP, decreases in fair value with respect to securities classified as available-for-sale or held-to-maturity below the cost basis of an individual security and deemed to be other-than-temporary must be written off through a charge to income. In determining whether a decrease in fair value is other-than-temporary, the following are considered: the length of time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. Under Korean GAAP, when the recoverable value of available-for-sale or held-to-maturity securities is less than their amortized acquisition costs (in the case of equity securities, their acquisition costs), and there is any objective evidence of impairment, then their book value is adjusted to their recoverable amount and the amount of their amortized acquisition costs (in the case of equity securities, their acquisition costs) in excess of the recoverable amount less the amount of impairment loss already recognized in the prior periods. This is reflected in current loss as impairment loss. For 2003, this GAAP difference results in an increase to Korean GAAP net income but a decrease to Korean GAAP stockholders’ equity. In 2003, under Korean GAAP, we wrote off certain securities that were determined to be permanently impaired. However, under U.S. GAAP, these securities had been written down through a charge to income prior to 2003 since the impairment was determined to be other-than-temporary. The Korean GAAP write down is therefore reversed in the reconciliation to arrive at our U.S. GAAP net income. There are other securities which under Korean GAAP are not determined to be permanently impaired for which under U.S. GAAP the impairment has been determined to be other-than-temporary. The adjustment for the cumulative impact of this difference reduces our Korean GAAP stockholders’ equity.

3. Under U.S. GAAP, to qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively. Under Korean GAAP, the criteria that must be met in order to apply hedge accounting are less prescriptive. The majority of the derivative hedge accounting relationships that we have established under Korean GAAP did not qualify as hedges under U.S. GAAP, except for certain derivatives entered into in 2003 which qualify as fair value hedges under the short-cut method. This adjustment reflects the effects of the reversal of the hedge accounting treatment under Korean GAAP.

4. Under U.S. GAAP, certain employee and other costs associated with originating loans are deferred and amortized as a yield adjustment over the life of the related loans, net of any related fees received. These costs relate to direct loan origination activities performed by us which include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents and closing the transaction. Korean GAAP requires these origination fees to be recognized in income or expense when received or paid and does not provide for deferral.

5. In 1998 and 2000, we revalued certain fixed assets in accordance with Korean GAAP with the revaluation increment credited to capital surplus. As a result of this revaluation, depreciation expense on these assets was adjusted to reflect the increased basis. Under U.S. GAAP, such a revaluation is not permitted and depreciation expense should be based on historical cost. As part of our normal operations, we occasionally dispose of fixed assets. Due to the difference in carrying value under U.S. GAAP and Korean GAAP noted above, there was an adjustment to reflect the gain or loss from the U.S. GAAP historic cost basis as opposed to the Korean GAAP carrying value.

6. As lessors, we recorded certain equipment financing as operating leases under Korean GAAP. Under U.S. GAAP, such leases are classified as capital leases. As such, the equipment subject to U.S. GAAP capital lease requirements are removed from the balance sheet and replaced with the net investment in the respective leases. The difference between U.S. and Korean GAAP relates to the difference between the depreciation expense and rental income that is recorded under Korean GAAP versus the amortization of the unearned income related to the lease receivable that is recorded under U.S. GAAP.

Under Korean GAAP, foreign exchange gains and losses from translating foreign debts incurred for acquisition of operating lease assets are deferred and amortized over the life of the related operating leases. Under U.S. GAAP, foreign exchange gains and losses are recorded in current earnings in the income statement.

7. Under U.S. GAAP, in connection with the acquisition of subsidiaries, we recognized the amount resulting from liabilities in excess of identified assets of the acquired subsidiaries as deficit equity which has been presented as a reduction of additional paid-in capital. Also, we recognized a core deposits intangible as identifiable intangible assets and amortized based on the estimated useful life.

Under Korean GAAP, we recorded the amount resulting from liabilities in excess of identified assets of the acquired subsidiaries as goodwill and amortized based on the estimated useful life.

This adjustments reflect offsetting effect of (1) amortization of core deposits intangible under U.S. GAAP and (2) reversal of amortization of goodwill under Korean GAAP.

8. Under U.S. GAAP, we recorded a tax expense related to the utilization of pre-acquisition net operating loss carry-forwards and deductable temporary differences, both of which were credited to a reduction of deficit equity. Under Korean GAAP, the utilization of such items results in a decrease of current income tax expense with a reduction in gross deferred tax assets.

9. The results of each of our subsidiaries have been affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, this adjustment reflects the allocation of the other adjustments to the minority interest.

10. This adjustment reflects the effect of miscellaneous items, which are not individually material.

Item 5C. Research and Development, Patents and Licenses, etc.

Not Applicable

Item 5D. Trend Information

These matters are discussed under Item 5A. and Item 5B. above where relevant.

Item 5E. Off-Balance Sheet Arrangements

See “Item 5B. Liquidity and Capital Resources—Contractual Obligations and Off-balance Sheet Arrangements.”

Item 5F. Tabular Disclosure of Contractual Obligations

See “Item 5B. Liquidity and Capital Resources—Contractual Obligations and Off-balance Sheet Arrangements.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A. Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for managing our affairs. The board currently comprises two standing directors and six non-standing directors. Standing directors are directors who are full-time executive officers of Woori Finance Holdings, while non-standing directors are directors who are not full-time executive officers.

Our articles of incorporation provide that the board can have no more than 15 directors. Standing directors must comprise less than 50% of the total number of directors and there must be at least three non-standing directors. Each standing director is elected for a three-year term of office, and each non-standing director is elected for a one-year term of office. However, such term of office is extended until or reduced to, as the case may be, the close of the annual general meeting of stockholders convened in respect of the last fiscal year of the director’s term of office. These terms are subject to the Korean Commercial Code, the Financial Holding Company Act and related regulations. Each director may be re-elected, subject to these laws and regulations.

Our board of directors meets regularly on a quarterly basis to discuss and resolve various corporate matters. The board may also convene for additional extraordinary meetings at the request of any of the directors.

The names and positions of our directors are set forth below. The business address of all of the directors is our registered office at 203 Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea.

Standing Directors

Our standing directors are as follows:

Name	Age	Position	Director Since	Date Term Ends
Young-Key Hwang	51	Chairman and Chief Executive Officer	March 30, 2004	March 29, 2007

Jong-Wook Kim	59	Vice Chairman and Chief Strategy Officer	March 30, 2004	March 29, 2007

None of these directors is involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Young-Key Hwang is our chairman and chief executive officer. He was elected chairman and appointed as chief executive officer in March 2004. Prior to joining Woori Finance Holdings, he served as president of Samsung Securities and, prior to that, as president of Samsung Investment Trust Management. Mr. Hwang holds a B.A. in international trade from Seoul National University and an M.Sc. from the London School of Economics.

Jong-Wook Kim is one of our vice chairmen and our chief strategy officer. He was elected as a vice chairman and appointed as chief strategy officer in March 2004. Prior to joining Woori Finance Holdings, he served as chief vice president of Woori Bank and, prior to that, as vice president at Woori Bank. Mr. Kim holds a B.A. in international trade from Seoul National University.

Non-Standing Directors

Our non-standing directors are selected based on their experience and knowledge in diverse areas, which include law, finance, economies, management and accounting. We currently have seven non-standing directors. All were nominated by the Management Committee and approved by our shareholders.

Our non-standing directors are as follows:

Name	Age	Position	Director Since	Year Term Ends (1)
Seuk-Jin Kang	64	Non-Standing Director	March 30, 2004	2005
Sung-Tae Noh	64	Non-Standing Director	March 30, 2004	2005
Je-Hoon Lee	57	Non-Standing Director	March 30, 2004	2005
Oh-Seok Hyun	53	Non-Standing Director	March 31, 2003	2005
Do-Sung Choi	51	Non-Standing Director	March 30, 2004	2005
Jung-Sook Moon	49	Non-Standing Director	March 30, 2004	2005
Sung-Hwan Bae	48	Non-Standing Director	May 18, 2004	2005

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Seuk-Jin Kang was elected as a non-standing director in 2004. He currently serves as co-representative of the Korea CEO Forum and, prior to that, served as president of GE Korea. He holds a B.A. in economics from Choongang University and an M.B.A. from Harvard Business School.

Sung-Tae Noh was elected as a non-standing director in 2004. He currently serves as a dean of the Graduate School of Business Administration at Myongji University and, prior to that, served as the chief editor of The Korea Economic Daily. He holds a B.A. in economics from Seoul National University and a Ph.D. in economics from Harvard University.

Je-Hoon Lee was elected as a non-standing director in 2004. He also currently serves as president of the Korea BBB Movement and, prior to that, served as a member of the Financial Development Council at the Ministry of Finance and Economy. He holds a B.A. in history and an M.A. in mass communications from Seoul National University.

Oh-Seok Hyun has been a non-standing director since 2003. He currently serves as the head of the Trade Research Center, a unit of the Korea International Trade Association and, prior to that, served at the Ministry of Finance and Economy. He holds a B.A. in economics, an M.A. in public administration from Seoul National University and a Ph.D. in economics from the University of Pennsylvania.

Do-Sung Choi was elected as a non-standing director in 2004. He currently is a professor of business administration at Seoul National University and, prior to that, served as president of the Corporate Governance Service Committee. He holds a B.A. in business administration and an M.B.A. from Seoul National University and a Ph.D. in finance from Pennsylvania State University.

Jung-Sook Moon was elected as a non-standing director in 2004. She currently is a professor of economics at Sookmyung Women’s University and, prior to that, was a member of the Regulatory Reform Committee. She holds a B.A. in home management from Sookmyung Women’s University and a Ph.D. in consumer economics from Kansas State University.

Sung-Hwan Bae was elected as a non-standing director in 2004. He currently serves as a director at the Korea Deposit Insurance Corporation and, prior to that, served at the Bank of Korea. He holds a B.A. in economics from Yonsei University and an M.A. in economics from University of Illinois at Urbana-Champaign and a Ph.D. in business administration from Sung Kyun Kwan University.

If any director wishes to enter into a transaction with us in his or her personal capacity, he or she must obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting during which the board approves the transaction.

Executive Officers

In addition to the three standing directors who are also our executive officers, we currently have the following two executive officers.

Name	Age	Position
Seung-Hee Park	53	Chief Financial Officer and Senior Managing Director
Jin-Hyung Chu	45	Managing Director

Seung-Hee Park serves as our chief financial officer and a senior managing director. Prior to joining Woori Finance Holdings in 2004, he served as a director at the Korea Deposit Insurance Company and, prior to that, as a non-standing director at Korea First Bank. He graduated from the Korea Military Academy and has completed courses at the Graduate School of Public Administration at Seoul National University.

Jin-Hyung Chu serves as a managing director. Prior to joining Woori Finance Holdings in 2004, he served as an executive managing director at Samsung Securities and, prior to that, as a principal at A.T. Kearney. He holds a B.A. in economics from Seoul National University and a Ph.D. in economics from Johns Hopkins University.

None of the executive officers are involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Item 6B. Compensation

The aggregate remuneration paid and benefits-in-kind we paid in 2003 to our chairman and chief executive officer, our other standing and non-standing directors, and our other executive officers was (Won)2,992 million. In addition, we set aside (Won)443 million in 2003 for allowances for severance and retirement benefits for those directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

On December 4, 2002, our board of directors approved a stock option plan for our chairman and chief executive officer and 61 of our other directors and officers and those of our subsidiaries. In accordance with this plan, we have granted stock options to our directors and officers, as well as to directors and officers of our subsidiaries, as described below. See “—Share Ownership.” For all of the options granted, we may elect either to issue common stock, deliver treasury shares or pay in cash the difference between the exercise price and the market price at the date of exercise. Restrictions on the grants, including continued employment for a specified period, lapse after a three-year vesting period. Once vested, options may be exercised until six years from the grant date.

In 2003, we did not grant any stock options and, accordingly, did not recognize any compensation expense for stock options granted under our stock option plan.

Item 6C. Board Practices

See “Item 6A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have eight management committees that serve under the board:

•	the Board of Directors Management Committee;

•	the Management Compensation Committee;

•	the Group Risk Management Committee;

•	the Audit Committee;

•	the Executive Management Committee;

•	the Ethics Committee;

•	the Non-Standing Director Nomination Committee; and

•	the MOU Review Committee.

The board appoints each member of these committees except for members of the Audit Committee, who are elected by our stockholders at the annual general meeting.

Board of Directors Management Committee

This committee consists of one standing director and four non-standing directors: Young-Key Hwang, Do-Sung Choi, Seuk-Jin Kang, Sung-Tae Noh and Jung-Sook Moon. The chairman is Young-Key Hwang. This committee, which functions as a steering committee, enables broad management oversight of our operations. It is responsible for the following:

•	setting rules and procedures for operations of our board and its various committees;

•	resolving issues relating to critical management-related matters like restructuring; and

•	formulating management strategies and policies.

This committee holds regular meetings every six months.

Management Compensation Committee

This committee consists of four non-standing directors: Seuk-Jin Kang, Je-Hoon Lee, Oh-Seok Hyun and Do-Sung Choi. The chairman is Seuk-Jin Kang. It is responsible for all matters relating to the following:

•	management’s performance in developing our business;

•	setting goals and targets with respect to and evaluating executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every six months.

Group Risk Management Committee

This committee consists of one standing director and three non-standing directors: Young-Key Hwang, Sung-Tae Noh, Oh-Seok Hyun and Do-Sung Choi. The chairman is Young-Key Hwang. It oversees and makes determinations on all issues relating to our group-wide integrated risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset and liability management. The major roles of the Group Risk Management Committee include:

•	determining and amending risk management policies, guidelines and limits in conformity with the strategy established by the board of directors;

•	determining the appropriate level of risks that we should be willing to undertake;

•	allocating risk capital to each subsidiary and approving our subsidiaries’ risk limit requests;

•	reviewing our group-wide risk profile, including the level of risks we are exposed to and the status of our risk management operations; and

•	monitoring our subsidiaries’ compliance with our risk policies.

The Group Risk Management Committee regularly receives reports from the Group Risk Management Council, which is the body that coordinates execution of the commission risk-related policies and decisions with the subsidiary-level risk management committees. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The committee holds regular meetings every three months.

Audit Committee

This committee consists of seven non-standing directors: Seuk-Jin Kang, Je-Hoon Lee, Sung-Tae Noh, Oh-Seok Hyun, Do-Sung Choi, Jung-Sook Moon and Sung-Hwan Bae. The chairman is Do-Sung Choi. It reviews all audit and compliance-related matters and makes recommendations to our board. This committee also is responsible for the following:

•	formulating, executing, evaluating and managing internal audit plans (including the financial and operational audits);

•	approving the appointment and dismissal of the head of the audit team;

•	approving the appointment of external auditors and evaluating the activities carried out by external auditors;

•	formulating appropriate measures to correct problems identified from internal audits;

•	overseeing the reporting systems within our holding company structure and all disclosure rules and requirements to ensure compliance with applicable regulations; and

•	examining internal procedures or making decisions on material matters that are related to audits as determined by the regulatory authorities, our board or other committees.

This committee also makes recommendations on regulatory issues to the Financial Supervisory Service, if and when deemed necessary. In addition, in connection with general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The internal and external auditors report directly to the Audit Committee chairman. Our external auditor is invited to attend meetings of this committee when needed or when matters pertaining to the audit are discussed. The subsidiary-level Audit Committees, which review subsidiary-level internal practices, report to the Audit Council that in turn reports to this committee.

The committee holds regular meetings every three months.

Executive Management Committee

This committee consists of two standing directors: Young-Key Hwang and Jong-Wook Kim. The chairman is Young-Key Hwang. This committee is an operational committee that oversees decisions with respect to our operational and management matters. The committee holds regular meetings every week.

Ethics Committee

This committee consists of two standing directors and three non-standing directors: Young-Key Hwang, Jong-Wook Kim, Je-Hoon Lee, Oh-Seok Hyun and Jung-Sook Moon. The chairman is Jung-Sook Moon. It is responsible for the following:

•	implementing our code of ethics and amending it when necessary;

•	managing our ethics policies, including developing procedures and standards of conduct to ensure compliance; and

•	evaluating our performance under our code of ethics.

This committee holds regular meetings every year.

Non-Standing Director Nomination Committee

This committee consists of three non-standing directors: Seok-Jin Kang, Je-Hoon Lee and Sung-Tae Noh. The chairman is Sung-Tae Noh. It is responsible for the following:

•	searching for potential non-standing director candidates; and

•	reviewing and nominating non-standing director candidates,

This committee holds meetings when a non-standing director needs to be appointed.

MOU Review Committee

This committee consists of two standing directors and six non-standing directors: Young-Key Hwang, Jong-Wook Kim, Seok-Jin Kang, Je-Hoon Lee, Sung-Tae Noh, Oh-Seok Hyun, Do-Sung Choi and Jung Sook Moon. The chairman is Young-Key Hwang. It is responsible for the following:

•	evaluating MOU target attainment performances of us and our subsidiaries; and

•	overseeing and managing the MOU steering committee

This committee holds regular meetings every three months.

Differences in Corporate Governance Practices

Pursuant to the rules of the New York Stock Exchange applicable to foreign private issuers like us that are listed on the New York Stock Exchange, we are required to disclose significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Korean law. The following is a summary of such significant differences.

NYSE Corporate Governance Standards	Woori Finance Holdings

Director Independence Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as seven of our nine directors are non-executive directors.

Nomination/Corporate Governance Committee Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have established a separate non-executive director nomination committee.

Compensation Committee Listed companies must have a compensation committee composed entirely of independent directors.	We maintain a management compensation committee composed of four non-executive directors.

Executive Session Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.

Our non-executive directors hold quarterly meetings, which coincide with the quarterly audit committee meetings, to discuss matters relating to management issues. The audit committee is comprised of seven non-executive directors.

Audit Committee Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an audit committee comprised of seven non-executive directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements Listed companies must have an audit committee that is composed of more than three directors.	Our audit committee has seven members, as described above.

NYSE Corporate Governance Standards	Woori Finance Holdings

Shareholder Approval of Equity Compensation Plan

Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.

We currently have two equity compensation plans: one providing for the grant of stock options to officers and directors; and an Employee Stock Options Program, or ESOP.

All material matters related to the granting stock options are provided in our Articles of Incorporation, and any amendments to the Articles of Incorporation are subject to shareholders’ approval.

Matters related to the ESOP are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines Listed companies must adopt and disclose corporate governance guidelines.	We are currently in the process of drafting and adopting corporate governance guidelines.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We have adopted a Code of Ethics and Business Conduct for Employees, a copy of which is filed as an exhibit to this annual report and which is also available on our website.

Item 6D. Employees

As of December 31, 2003, we had a total of 7,943 full-time employees, including 70 officers and employees at our financial holding company. The following table sets forth information regarding our employees as of the dates indicated.

	As of December 31,
	2001	2002	2003
Full-time employees	15,325	14,422	14,326
Contractual employees	4,914	5,710	7,943

Total	20,239	20,132	22,269

Approximately 52.4% of our employees are members of the Korea Financial Industry Union. Since we were established in April 2001, neither we nor any of our subsidiaries has had any significant labor disputes, although we have made certain concessions to our labor unions. See “Item 3D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to reorganize and integrate our operations.” In connection with our restructuring process, we have placed a high priority on improving our relationships with our employees and maintaining an atmosphere of trust and cooperation between our labor and management.

At the holding company level, our employees do not have a labor union, but we have established a labor committee comprising four employees and four members of management. Each of our subsidiaries has also established a labor committee. These committees discuss and decide matters relating to profit sharing, improvements in productivity and promotion of employee welfare. They also resolve issues relating to working conditions, wages and labor hours.

At the holding company level, the duration of our standard employment contract for both management and non-management employees is three years. Our salary system with respect to our employees is based on a combination of the agreed-upon base salary and bonuses reflecting the work productivity of each employee. We believe that the salaries we pay to our employees and management are similar to those of other large financial institutions in Korea. We evaluate employees twice a year (usually in January and July), based on our business performance and evaluations provided by co-workers and superiors. With respect to our compensation program, we do not provide housing leases or loans to our employees. Although we currently do not have an employee stock ownership program, we are currently considering whether to establish one. We have an employee stock ownership association, which purchases our shares at the request of our employees using their own funds. We do not provide any compensation benefits to employees through such purchases, although the association is entitled to certain pre-emptive rights. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock—Pre-emptive Rights and Issuances of Additional Shares.”

At our subsidiaries, the standard employment contract for management-level and certain non-management employees is three years. Employee compensation is based on a combination of the agreed-upon base salary and bonuses. The bonus system is based on individual performance and business unit performance. We believe that our compensation package for our subsidiaries are similar to those institutions in the same industries. We provide a wide range of benefits to our employees, including medical insurance, employment insurance, workers compensation, life insurance, financial aid for children’s tuition, low-interest housing loans and pension plans.

In addition, we contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, into each employee’s personal pension account. In accordance with our internal policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of their employment, to receive a lump sum severance payment based upon the length of their service and the rate of pay at the time of termination. Such employees are entitled to receive a lump-sum equivalent to the average of 30 days’ pay for each year of service. We make provisions for accrued severance benefits based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2003, accrued severance benefits were (Won)219 billion, which represented 100% of the amount required under Financial Supervisory Commission guidelines. As of December 31, 2003, approximately 60.7% of accrued severance benefits were deposited with insurance companies and other banks. Under Korean law, we may not terminate full time employees except under certain circumstances. In 2001, 2002 and 2003, we paid (Won)11 billion, (Won)15 billion and (Won)16 billion for the training of our employees in specialist areas by local and foreign training institutes.

Item 6E. Share Ownership

Common Stock

The persons who are currently our directors or executive officers, as a group, held no shares of common stock of Woori Finance Holdings as of December 31, 2003.

Stock Options

The following table sets forth information regarding the stock options we have granted to our directors and executive officers, as well as those of our subsidiaries, as of March 31, 2004. All of the stock options listed below relate to common stock of Woori Finance Holdings.

Grant Date	Position	Exercise Period		Exercise Price (1)	Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Woori Finance Holdings
04-Dec-02	Chairman and CEO	05-Dec-05	04-Dec-08	(Won)6,800	100,000	0	0
04-Dec-02	Vice Chairman and CSO	05-Dec-05	04-Dec-08	(Won)6,800	80,000	0	0
04-Dec-02	Vice Chairman and CFO	05-Dec-05	04-Dec-08	(Won)6,800	80,000	0	0
04-Dec-02	6 Non-Standing Directors	05-Dec-05	04-Dec-08	(Won)6,800	60,000	0	0
04-Dec-02	Senior Managing Director	05-Dec-05	04-Dec-08	(Won)6,800	40,000	0	0
04-Dec-02	3 Managing Directors	05-Dec-05	04-Dec-08	(Won)6,800	90,000	0	0

Woori Bank
04-Dec-02	Vice Chairman and	05-Dec-05	04-Dec-08	(Won)6,800	80,000	0	0
04-Dec-02	CEO of Woori Bank 6 Non-Standing Directors	05-Dec-05	04-Dec-08	(Won)6,800	60,000	0	0
04-Dec-02	Senior Executive Vice President	05-Dec-05	04-Dec-08	(Won)6,800	45,000	0	0
04-Dec-02	9 Executive Vice Presidents	05-Dec-05	04-Dec-08	(Won)6,800	270,000	0	0
04-Dec-02	Member of the Audit Committee	05-Dec-05	04-Dec-08	(Won)6,800	45,000	0	0

Woori Investment Bank
04-Dec-02	President	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0
04-Dec-02	3 Non-Standing Directors	05-Dec-05	04-Dec-08	(Won)6,800	15,000	0	0
04-Dec-02	Managing Director	05-Dec-05	04-Dec-08	(Won)6,800	20,000	0	0
04-Dec-02	Member of Audit Committee	05-Dec-05	04-Dec-08	(Won)6,800	20,000	0	0

Woori Finance Information System
04-Dec-02	President	05-Dec-05	04-Dec-08	(Won)6,800	40,000	0	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08	(Won)6,800	20,000	0	0
04-Dec-02	2 Managing Directors	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0

Woori Investment Trust
04-Dec-02	President	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0
04-Dec-02	Non-Standing Director	05-Dec-05	04-Dec-08	(Won)6,800	5,000	0	0

Woori Capital Advisors Asset Management
04-Dec-02	President	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0
04-Dec-02	Vice President	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08	(Won)6,800	20,000	0	0
04-Dec-02	2 Managing Directors	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0

Woori Credit Information
04-Dec-02	President	05-Dec-05	04-Dec-08	(Won)6,800	20,000	0	0
04-Dec-02	Vice President	05-Dec-05	04-Dec-08	(Won)6,800	15,000	0	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08	(Won)6,800	15,000	0	0
04-Dec-02	2 Managing Directors	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0

	Total				1,350,000	0	0

(1)	Calculation formula: Exercise price = (Won)6,800 x (1 + the increase rate of the KOSPI Bank Industry Index). The increase rate of the KOSPI Banking Industry Index = ((the average closing index announced for the three months prior to the commencement of the exercise period) – (the average closing index announced for the three months prior to the grant of the stock options)) / (the average closing index announced for the three months prior to the grant of the stock options).

Item 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A. Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2003 by each person or entity known to us to own beneficially more than 5% of our outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock (1)	Percentage of Total Shares on a Fully Diluted Basis (1)
KDIC (1)	673,458,609	86.8%	86.2%

(1)	Excluding 8,571,262 shares of common stock we issued in connection with our acquisition of the 47.3% interest in Woori Securities we did not own prior to such acquisition, which we completed in June 2004.

As of December 31, 2003, there were US$92 million and (Won)20 billion of convertible bonds outstanding that were held by an affiliate of Lehman Brothers, which, if fully converted into 21,939,168 shares, would have represented approximately 2.8% of our outstanding shares of common stock. Those convertible bonds became convertible in tranches commencing in September 2003. Under the terms of the bonds, 5,914,180 shares may be converted from September 2003, while 3,481,173 shares and 12,379,386 shares may be converted from December 2003 and March 2004, respectively. In addition, we issued US$1 million convertible bonds in July 2003 to an affiliate of Lehman Brothers, which may be converted into 164,429 shares from July 2004, which if fully converted as of December 31, 2003, would have represented an additional 0.02% of our outstanding shares of common stock. As of the date of this annual report, no bonds have been converted into shares of our common stock.

On December 5, 2001, the KDIC issued US$500,000,000 of exchangeable notes, exchangeable into common shares of Chohung Bank or our common stock. If a qualifying public offering (as defined in the indenture in connection with the KDIC’s exchangeable notes) of Chohung Bank shares or our shares is effected, each holder of the KDIC’s notes has the right during the exchange period to exchange all or any of such notes into the exchange property which consists of, if a qualified public offering of Chohung Bank occurs, Chohung Bank shares, and if a qualified public offering of us occurs, our shares. If both qualified public offerings have occurred, each note will be exchangeable either into Chohung Bank shares or our shares as selected by the noteholder. The exchange rate for holders of the exchangeable notes is 118% of the lower of (a) the offering price of the underlying shares in a qualified public offering and (b) the weighted average market price for the shares of Chohung Bank or us, as the case may be, for the first ten days following the date that those shares are listed in connection with a qualified public offering. If (1) a qualified public offering occurs and (2) the share price for the shares subject to the qualified public offering increases by 30% of the exchange price applicable to those shares, but (3) the holder of the notes does not exercise its exchange right, then the KDIC must exercise a call option on the notes, thus encouraging the exercise of the exchange right by the holder of the notes. Any such exchange will decrease the KDIC’s ownership in us.

As of December 31, 2003, none of our standing and non-standing directors owned any shares of our common stock, and our executive officers, excluding standing directors, owned no shares of our common stock.

As of December 31, 2003, we had 43 holders of record in the United States, who collectively held 18,384,451 shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of December 31, 2003.

Item 7B. Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which as of December 31, 2003 owned 86.8% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4B. Business Overview—Assets and Liabilities.”

We and our subsidiaries have entered into memoranda of understanding with the KDIC, under which we and our subsidiaries must meet business normalization targets or specific financial targets, or the KDIC has the right to impose sanctions on our directors or employees or to require us or our subsidiaries to take certain actions. In addition, as of December 31, 2003, we owned (Won)8,501 billion of debentures issued by the KDIC, representing 31.1% of our investment securities, which we received pursuant to the KDIC’s recapitalization of our predecessor entities. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As of December 31, 2003, we also had loans outstanding to the KDIC in the aggregate amount of (Won)26 billion. These loans were provided in connection with the public funds injected into us and our subsidiaries. The loans bore interest at the weighted average rate of 7.8% in 2003.

As of December 31, 2001, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)142 million. As of December 31, 2002, we had no loans outstanding to our executive officers and directors. As of December 31, 2003, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)17 million. For additional information regarding our transactions with related parties, see Note 39 of the notes to our consolidated financial statements.

All of these loans and guarantees were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

None of our directors or officers have or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.

Item 7C. Interest of Experts and Counsel

Not Applicable

Item 8. FINANCIAL INFORMATION

Item 8A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-83.

Legal Proceedings

As a financial institution with diverse operations, we are subject to legal proceedings and regulating actions in the ordinary course of our business.

Creation of the Financial Holding Company

In February and May 2001, approximately 400 minority shareholders filed two lawsuits claiming damages incurred from the Financial Supervisory Commission-mandated capital reduction of Hanvit Bank, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea in December 2000. The shareholders filed a lawsuit against the four banks, their accountants and the Korean government based on fraudulent disclosure of business reports. The total amount of damages has not been determined yet, and the lawsuit is currently pending.

Woori Bank

In December 1998, Hanvit Bank (since renamed Woori Bank) was named as the defendant in a lawsuit filed by Ilsung Pharmaceuticals Co., Ltd, which claimed damages of (Won)30 billion. Ilsung Pharmaceuticals alleged that Hanvit Bank had illegally reduced its capital. In December 2003, the Seoul District Court dismissed the claim, and Ilsung Pharmaceuticals appealed the decision to the appellate court in January 2004.

In January 2001, Hanvit Bank was named as the defendant in a lawsuit filed by FLV Fund Korea, which claimed damages of (Won)33 billion. FLV Fund Korea alleged that Hanvit Bank had illegally collected its capital funds that were pledged in connection with a secured loan provided by Hanvit Bank. The Seoul District Court dismissed the lawsuit in December 2001, and FLV Fund Korea appealed to Seoul High Court in March 2002. This lawsuit is currently pending. In connection with this lawsuit, a criminal complaint was filed by the Korean government against Hanvit Bank for its violation of Article 38 of the Bank Act of Korea. In January 2003, the Seoul District Court granted summary judgment against Hanvit Bank and ordered it to pay (Won)5 million in penalties.

In October 2001 and October 2002, Hanvit Bank, two other domestic banks and others were named as defendants in three lawsuits filed in the United States by investors claiming damages of US$880 million. The investors alleged that the defendants aided and abetted Lernout & Hauspie Speech Products in the commission of an alleged fraud. Under U.S. securities laws, the investors alleged the defendants to be jointly liable for their losses arising from the presentation of fraudulent financial statements relating to Lernout & Hauspie. The investors also filed claims under the Racketeer Influenced and Corrupt Organizations (RICO) Act, which could result in treble damages. In February and March 2003, the District Court of New York ruled in favor of Woori Bank (the successor to Hanvit Bank) with respect to all three lawsuits. In June 2003, the District Court of New York reinstated Woori Bank as a defendant due to a ruling in a related case. However, the court ruled that the investors could not claim damages under the RICO Act and the securities laws of the United States and subsequently dismissed the complaint without prejudice due to the lack of diversity and federal jurisdiction. In September 2003, the court also dismissed the common law fraud claims due to the lack of requisite specificity required for federal claims. In December 2003, the investors appealed this decision to the New York Court of Appeals. The lawsuit is currently pending.

Kwangju Bank

On October 24, 2001, The Korea Export-Import Bank filed a lawsuit against Kwangju Bank with respect to its obligations relating to a certificate of guarantee to be issued on behalf of Daewoo Corporation in favor of The Korea Export-Import Bank in the amount of US$100 million, of which Kwangju Bank’s exposure amounts to US$41 million. Kwangju Bank has established (Won)38 billion of allowances relating to the lawsuit. Kwangju Bank asserts that the underlying documents authorizing the issuance of a certificate of guarantee were executed without proper authorization by an assistant branch manager who failed to obtain the necessary approval of its board of directors. In December 2003, the Seoul District Court ruled against Kwangju Bank and required it to issue a certificate of guarantee on behalf of Daewoo Corporation in favor of The Korea Export-Import Bank. Kwangju Bank has appealed this decision to the appellate court. This lawsuit is currently pending.

Other than the legal proceedings discussed above, we and our subsidiaries are not a party to any legal or administrative proceedings and no proceedings are known by us to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on our financial condition or results of operations.

Dividends

We declare our dividend annually at the annual general meeting of stockholders. We generally hold this meeting within three months after the end of each fiscal year. We must pay the annual dividend to the stockholders of record as of the end of the preceding fiscal year within one month after that meeting. We can distribute the annual dividend either in cash or in stock. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10B. Memorandum and Articles of Association—Dividends and Other Distributions”.

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared by Woori Finance Holdings and its predecessor with respect to each of the five years ended December 31, 2003. The dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Common Share		Dividends Per Preferred Share	Total Amount of Cash Dividends Paid
				(in millions of Won)
1999(1)		—	—		—
2000(1)		—	—		—
2001		—	—		—
2002(2)	(Won)	250	—	(Won)	57,262
2003		100	—		77,550

(1)	Reflects dividends of Hanvit Bank.
(2)	The KDIC received dividends of (Won)50 per share of common stock. The total amount of cash dividends paid reflects this lesser amount paid with respect to the shares of common stock owned by the KDIC.

Future dividends will depend upon our revenues, cash flow, financial condition and other factors. As an owner of ADSs, you will be entitled to receive dividends payable in respect of the shares of common stock represented by such ADSs.

For a description of the tax consequences of dividends paid to our shareholders, see “Item 10E. Taxation—United States Taxation” and “—Korean Taxation—Taxation of Dividends.”

Item 8B. Significant Changes

Not Applicable

Item 9. THE OFFER AND LISTING

Item 9A. Offering and Listing Details.

Market Price Information

The principal trading market for our common stock is the Korea Stock Exchange. Our common stock, which is in registered form and has a par value of (Won)5,000 per share of common stock, has been listed on the Korea Stock Exchange since June 24, 2002 under the identifying code 053000. As of the date of this annual report, we have 784,076,172 shares of common stock outstanding. Our ADSs have been listed on the New York Stock Exchange and are identified by the symbol “WF” since September 29, 2003 under the CUSIP number 981063 10 0.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Stock Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	Korea Stock Exchange (1)					New York Stock Exchange (2)
	Closing Price Per Common Stock				Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High		Low			High	Low
					(in thousands of shares)			(in thousands of shares)
1999
First Quarter	(Won)	12,500	(Won)	6,600	514	—	—	—
Second Quarter		14,400		7,510	1,150	—	—	—
Third Quarter		11,600		4,100	2,579	—	—	—
Fourth Quarter		4,810		3,000	3,000	—	—	—
2000
First Quarter		4,150		1,730	4,456	—	—	—
Second Quarter		3,050		1,000	24,120	—	—	—
Third Quarter		3,080		1,360	40,523	—	—	—
Fourth Quarter		1,725		830	35,948	—	—	—
2001
First Quarter		—		—	—	—	—	—
Second Quarter		—		—	—	—	—	—
Third Quarter		—		—	—	—	—	—
Fourth Quarter		—		—	—	—	—	—
2002
First Quarter		—		—	—	—	—	—
Second Quarter		6,800		5,630	2,702	—	—	—
Third Quarter		7,050		4,405	1,446	—	—	—
Fourth Quarter		5,000		3,902	1,578	—	—	—
2003
First Quarter		4,800		3,900	1,560	—	—	—
Second Quarter		6,400		4,050	1,722	—	—	—
Third Quarter		7,350		6,000	1,752	—	—	—
Fourth Quarter		7,750		5,580	1,840	$19.30	$15.30	1.325
2004
January		7,700		6,800	1,917	19.70	17.95	4.145
February		8,840		6,970	1,588	22.25	18.15	0.726
March		9,250		7,960	1,925	25.20	20.55	9.000
April		9,180		8,200	1,729	23.50	21.60	2.176
May		8,600		6,420	2,197	21.85	16.81	4.190
June (through June 28)		7,340		6,610	1,666	19.05	17.25	1.647

Source: Korea Stock Exchange; New York Stock Exchange.

(1)	Reflects trading of Hanvit Bank. For the period from December 15, 2000 through June 23, 2002, neither our common shares nor those of our predecessor, Hanvit Bank, were traded on any exchange. Trading of our common shares on the Korea Stock Exchange commenced on June 24, 2002.
(2)	Each ADS represents the right to receive three shares of our common stock. Trading of our ADSs on the New York Stock Exchange commenced on September 29, 2003.

Item 9B. Plan of Distribution

Not Applicable

Item 9C. Markets

The Korea Stock Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Korea Stock Exchange is a membership organization consisting of most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2003, the aggregate market value of equity securities listed on the Korea Stock Exchange was approximately (Won)355 trillion. The average daily trading volume of equity securities for 2003 was approximately 542 million shares with an average transaction value of (Won)2,217 billion.

The Korea Stock Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Listing Regulation of the Korea Stock Exchange. The Korea Stock Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semiannually and quarterly and to release immediately all information that may affect trading in a security.

The government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community that can have the intention or effect of depressing or boosting the market. In the past, the government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to offer publicly their securities.

The Korea Stock Exchange publishes the KOSPI every ten seconds, which is an index of all equity securities listed on the Korea Stock Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI are set out in the following table.

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004 (through June 28)	821.26	936.06	728.98	770.95

Source: The Korea Stock Exchange

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Stock Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down to Won
Less than (Won)5,000	(Won)	5
(Won)5,000 to less than (Won)10,000		10
(Won)10,000 to less than (Won)50,000		50
(Won)50,000 to less than (Won)100,000		100
(Won)100,000 to less than (Won)500,000		500
(Won)500,000 or more		1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to a recent deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Stock Exchange by the securities companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. An agriculture and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Stock Exchange. See “Item 10E. Taxation—Korean Taxation.”

The number of companies listed on the Korea Stock Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period				Average Daily Trading Volume, Value
Year	Number of Listed Companies	(billions of Won)		(millions of US$)(1)	thousands of Shares	(millions of Won)		(thousands of US$) (1)
1982	334	(Won)	3,001	$4,279	9,704	(Won)	6,667	$9,508
1983	328		3,490	4,666	9,325		5,941	7,944
1984	336		5,149	6,434	14,847		10,642	13,301
1985	342		6,570	7,921	18,925		12,315	14,846
1986	355		11,994	13,439	31,755		32,870	36,830
1987	389		26,172	30,250	20,353		70,185	81,120
1988	502		64,544	81,177	10,367		198,364	249,483
1989	626		95,477	138,997	11,757		280,967	409,037
1990	669		79,020	115,610	10,866		183,693	268,753
1991	686		73,118	101,623	14,022		214,263	297,795
1992	688		84,712	110,691	24,028		308,246	402,779
1993	693		112,665	142,668	35,130		574,048	726,919
1994	699		151,217	185,657	36,862		776,257	953,047
1995	721		141,151	178,267	26,130		487,762	616,016
1996	760		117,370	151,289	26,571		486,834	627,525
1997	776		70,989	82,786	41,525		555,759	648,115
1998	748		137,799	81,297	97,716		660,429	389,634
1999	725		349,504	294,319	278,551		3,481,620	2,931,891
2000	704		188,042	166,704	306,163		2,602,211	2,306,925
2001	689		255,850	200,039	473,241		1,997,420	1,561,705
2002	683		258,681	217,379	857,245		3,041,599	2,308,789
2003	684		355,363	298,123	542,010		2,216,636	1,859,594
2004 (through June 28)	676		346,241	289,717	423,015		2,577,865	2,157,029

Source: The Korea Stock Exchange

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on the first business day of the period indicated.

The Korean securities markets are principally regulated by the Financial Supervisory Commission and the Korean Securities and Exchange Act. The Korean Securities and Exchange Act was fundamentally amended numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for stockholders holding substantial interests.

Further Opening of the Korean Securities Market

A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the Korea Stock Exchange. Remittance and repatriation of funds in connection with foreign investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign investment in Korean stocks.

In addition, on January 28, 2002 the Korea Stock Exchange opened a new options market for seven stocks (Samsung Electronics, SK Telecom, KT Corporation, Korea Electric Power Corporation, POSCO, Kookmin Bank and Hyundai Motor Company). Foreigners are permitted to invest in such options subject to the same procedural requirements and investment limitations applicable to Korean investors.

Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Korea Stock Exchange or registered on the KOSDAQ, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Supervisory Commission sets forth procedural requirements for such investments. The government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

Currently, foreigners are permitted to invest in certain securities including shares of Korean companies that are not listed on the Korea Stock Exchange nor registered on the KOSDAQ and in bonds that are not listed.

Protection of Customer’s Interest in Case of Insolvency of Securities Companies

Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company.

When a customer places a sell order with a securities company which is not a member of the Korea Stock Exchange and this securities company places a sell order with another securities company, which is a member of the Korea Stock Exchange, the customer is still entitled to the proceeds of the securities sold and received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

Under the Korean Securities and Exchange Act, the Korea Stock Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Korea Stock Exchange breaches its obligation in connection with a buy order, the Korea Stock Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedures is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors an amount equal to the full amount of cash deposited with a securities company prior to August 1, 1998 in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. However, this indemnification had been available only until the end of 2000. From 2001, the maximum amount to be paid to each customer is limited to (Won)50 million. Pursuant to the Korean Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korean Securities Finance Corporation, a special entity established pursuant to the Korean Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance are paid by securities companies.

Reporting Requirements for Holders of Substantial Interests

Any person who directly or beneficially owns shares of our common stock that have voting rights, whether in the form of shares, ADSs, certificates representing the rights to subscribe for shares or equity-related debt securities (including convertible bonds and bonds with warrants) (which we refer to collectively as “Equity Securities”) that, when taken together with the Equity Securities beneficially owned by specified related persons or by any person acting in concert with that person, account for 5% or more of our total issued and outstanding shares (plus the Equity Securities other than the shares held by such persons) must report that holding to the Financial Supervisory Commission and the Korea Stock Exchange no more than five business days after reaching 5%. That person must also report any subsequent change in the ownership interest of 1% or more of our total outstanding shares (plus the Equity Securities other than the shares held by such persons) to the same entities no more than five business days after the change.

Anyone violating these reporting requirements may suffer criminal sanctions, including fines, imprisonment and/or a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Supervisory Commission may order that person to dispose of the unreported Equity Securities.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a “major stockholder”) must report the status of its shareholding to the Korea Securities Futures Commission and the Korea Stock Exchange within ten days after it becomes a major stockholder. In addition, the major stockholder must report any subsequent change in its ownership interest to those same entities no later than the tenth day of the month following the month in which the change occurred. A major stockholder that violates these reporting requirements may suffer criminal sanctions, including fines or imprisonment.

Pursuant to the Financial Holding Company Act, any single stockholder (together with any person considered to be a related party to that stockholder) that acquires more than 10% of the voting stock of a Korean financial holding company will be subject to approval requirements. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restriction on Financial Holding Company Ownership.”

Restrictions Applicable to ADSs

An investor does not need Korean governmental approval to sell or purchase our ADSs in the secondary market outside Korea or to withdraw shares of our common stock from our ADS deposit facility or deliver those withdrawn shares in Korea. However, a foreign investor who intends to acquire shares must obtain an investment registration card from the Financial Supervisory Service as described below. Either the foreign investor or its standing proxy in Korea must immediately report its acquisition of the shares to the governor of the Financial Supervisory Commission.

Persons who acquire shares of our common stock by withdrawing those shares from our ADS deposit facility may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further Korean governmental approval.

Restriction Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Supervisory Commission regulations (which we refer to collectively as the “Investment Rules”) adopted since January 1992 in connection with the opening and operation of Korea’s stock market, foreign investors may generally invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Korea Stock Exchange or registered on the KOSDAQ. Foreign investors may trade shares listed on the Korea Stock Exchange or registered on the KOSDAQ only through the Korea Stock Exchange or the KOSDAQ, except in limited circumstances. These circumstances include:

•	odd-lot share trading;

•	acquiring shares (which we refer to as “Converted Shares”) by exercising warrants, conversion rights or exchange rights under bonds with warrants, convertible bonds or exchangeable bonds or withdrawal rights under depositary receipts issued outside of Korea by a Korean company;

•	acquiring shares through inheritance, donation, bequest or exercise of stockholders’ rights, including pre-emptive rights or rights to participate in free distributions and receive dividends; or

•	subject to certain exceptions, over-the-counter transactions between foreign investors of a class of shares for which the limit on aggregate acquisition by foreign investors, as explained below, has been reached or exceeded.

For over-the-counter transactions between foreign investors outside the Korea Stock Exchange or the KOSDAQ involving a class of shares for which the limit on aggregate acquisition by foreign investors has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Korea Stock Exchange or the KOSDAQ must involve a licensed securities company in Korea as the other party. Foreign investors may not engage in margin transactions by borrowing shares from securities companies with respect to shares that are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Stock Exchange or the KOSDAQ (including Converted Shares and shares being issued for initial listing on the Korea Stock Exchange or registration on KOSDAQ) to register with the Financial Supervisory Service before making an investment. This registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling the Converted Shares within three months from the acquisition date. The Financial Supervisory Service will issue an investment registration card to each registering foreign investor. This card must be presented each time the foreign investor opens a brokerage account with a securities company. Foreign investors eligible to obtain an investment registration card include:

•	foreign nationals who have not been residing in Korea for a consecutive period of six months or more;

•	foreign governments;

•	foreign municipal authorities;

•	foreign public institutions;

•	international financial institutions or similar international organizations;

•	corporations incorporated under foreign laws; and

•	any person in any additional category designated by decree of the Ministry of Finance and Economy under the Korean Securities and Exchange Act.

All Korean offices of a foreign corporation (as a group) are treated as a separate foreign investor from the offices of the corporation outside Korea for these purposes. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances identified in the relevant regulations.

When a foreign investor purchases shares through the Korea Stock Exchange or the KOSDAQ, it need not make a separate report because the investment registration card system is designed to control and oversee foreign investment through a computer system. If, however, a foreign investor acquires or sells shares outside the Korea Stock Exchange or the KOSDAQ, that investor or its standing proxy must report that transaction to the governor of the Financial Supervisory Service at that time. In addition, if a foreign investor acquires or sells its shares in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, that investor must ensure that the securities company engaged to facilitate the transaction reports the transaction to the governor of the Financial Supervisory Service. A foreign investor may appoint a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if that investor does not perform these activities itself. A foreign investor may be exempted from complying with the standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed unavoidable by reason of conflict between laws of Korea and the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in the custody of an eligible custodian in Korea. The same entities eligible to act as a standing proxy are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that its custodian deposits its shares with the Korea Securities Depository. A foreign investor may be exempted from complying with this deposit requirement with the approval of the governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the foreign investors’ home country.

Under the Investment Rules, with certain limitations, foreign investors may acquire shares of a Korean company without being subject to any foreign investment limit. Under one of these limitations, foreign investors may acquire no more than 40% of the outstanding share capital of designated public corporations. Designated public corporations may set a limit on the aggregate amount of shares that an individual person may acquire. This limit may be as high as 3% of the company’s outstanding share capital. Currently, the Korea Electric Power Corporation is the only designated public corporation that has set this limit. If a foreign investor acquires 10% or more of the outstanding shares with voting rights of a Korean company, that investment constitutes a “foreign direct investment” under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to a foreign exchange bank or the Korea Trade Investment Promotion Agency. The acquisition of a Korean company’s shares by a foreign investor may be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of the restrictions applicable to Korean financial holding companies, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies.”

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. Approval is not required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.

Dividends on shares of Korean companies are paid in Won. Korean governmental approval is not required for foreign investors to receive dividends on, or the Won proceeds from the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or in its own Won account. Funds in a foreign investor’s Won account may be transferred to its foreign currency account or withdrawn for local living expenses up to certain limits. These funds may also be used to make future investments in shares or to pay the subscription price of new shares obtained through the exercise of pre-emptive rights.

Securities companies and investment trust management companies may open foreign currency accounts with foreign exchange banks exclusively to accommodate foreign investors’ stock investments in Korea. Through these accounts, securities companies and investment trust management companies may enter into limited foreign exchange transactions, such as converting foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

Item 9D. Selling Shareholders

Not Applicable

Item 9E. Dilution

Not Applicable

Item 9F. Expenses of the Issuer

Not Applicable

Item 10. ADDITIONAL INFORMATION

Item 10A. Share Capital

Not Applicable

Item 10B. Memorandum and Articles of Association

Description of Capital Stock

We have set forth below information relating to our capital stock, including brief summaries of some of the provisions of our articles of incorporation, the Korean Commercial Code, the Korean Securities and Exchange Act of 1962, as amended (the “Korean Securities and Exchange Act”), and other related laws of Korea. These summaries do not purport to be complete and are subject to our articles of incorporation, and the applicable provisions of the Korean Securities and Exchange Act, the Korean Commercial Code and those related laws.

Our authorized share capital is 2,400,000,000 shares. Our articles of incorporation authorize us to issue:

•	shares of common stock, par value (Won)5,000 per share;

•	shares of non-voting preferred stock, par value (Won)5,000 per share;

•	shares of non-voting redeemable preferred stock, par value (Won)5,000 per share; and

•	shares of non-voting convertible preferred stock, par value (Won)5,000 per share.

Subject to applicable laws and regulations, our articles of incorporation authorize us to issue a number of shares of preferred stock equal to as much as one-half of all of the issued and outstanding shares.

As of the date of this annual report, 784,076,172 shares of common stock were issued and outstanding. There are no shares of preferred stock currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of that date, our authorized but unissued share capital was 1,624,495,090 shares. We may issue the unissued shares without further stockholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 23 of the notes to our consolidated financial statements and “Item 4A. History and Development of the Company—Establishment of Woori Finance Holdings.”

Our articles of incorporation allow our stockholders, by special resolution, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our stockholders at their next general meeting convened immediately after the grant date. As of December 31, 2003, our officers, directors and employees held options to purchase 1,350,000 shares of common stock. See “Item 6E. Share Ownership.”

We issue share certificates in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares.

Organization and Register

We are a financial holding company established under the Financial Holding Company Act. We were incorporated under the laws of Korea on March 27, 2001 and commenced operations on April 2, 2001. We are registered with the commercial registry office of Seoul District Court. We maintain the register of our stockholders at our principal office in Seoul, Korea. We register transfers of shares on the register of stockholders upon presentation of the share certificates.

Dividends and Other Distributions

Dividends. We distribute dividends to stockholders in proportion to the number of shares of the relevant class of capital stock they own. Subject to the requirements of the Korean Commercial Code and other applicable laws and regulations, we expect to pay full annual dividends on newly issued stock for the year in which it is issued.

We declare our dividend annually at the annual general meeting of stockholders. We generally hold this meeting within three months after the end of each fiscal year. We must pay the annual dividend to the stockholders of record as of the end of the preceding fiscal year within one month after that meeting. We can distribute the annual dividend either in cash or in stock. However, if we distribute stock, that stock must be distributed at par value and, if the market price of the stock is less than their par value, stock dividends cannot exceed one-half of the annual dividend. In addition, we may declare, and distribute in cash, interim dividends once a year pursuant to a board resolution.

Under the Korean Commercial Code and our articles of incorporation, we do not have an obligation to pay any annual or interim dividend unclaimed for five years from the payment date.

The Financial Holding Company Act and related regulations require that each time a Korean financial holding company pays an annual dividend, it must set aside in its legal reserve to stated capital an amount equal to at least one-tenth of its net income after tax until the amount set aside reaches at least the aggregate amount of its stated capital. Unless it sets aside this amount, a Korean financial holding company may not pay an annual dividend. We intend to set aside allowances for loan losses and reserves for severance pay in addition to this legal reserve.

For information regarding taxation of dividends, see “Item 10E. Taxation—United States Taxation—Dividends” and “—Korean Taxation—Taxation of Dividends.”

Distribution of Free Shares. The Korean Commercial Code permits us to pay dividends in the form of shares out of retained or current earnings. It also permits us to distribute to our stockholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve. We would be required to distribute those free shares pro rata to all stockholders.

Pre-emptive Rights and Issuances of Additional Shares

We may issue authorized but unissued shares as our board of directors may determine, unless otherwise provided in the Korean Commercial Code. We must, however, offer any new shares on uniform terms to all stockholders who have preemptive rights and are listed on our stockholders’ register as of the applicable record date. Those stockholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. Our articles of incorporation provide, however, that we may issue new shares to persons other than existing stockholders if those shares are:

•	publicly offered pursuant to Article 189-3 of the Korean Securities and Exchange Act (where the number of shares so offered may not exceed 50% of our total number of issued shares);

•	issued to directors or employees as a result of the exercise of stock options we granted to them pursuant to Article 189-4 of the Korean Securities and Exchange Act;

•	issued to the members of our employee stock ownership association pursuant to Article 191-7 of the Korean Securities and Exchange Act;

•	issued to specified foreign investors or foreign or domestic financial institutions for managerial needs, strategic technology alliances, emergency financing or debt-to-equity swaps by those financial institutions (where the number of shares so offered may not exceed 50% of our total number of issued shares); or

•	issued to a depositary for the purpose of issuing depositary receipts pursuant to Article 192 of the Korean Securities and Exchange Act (where the number of shares so offered may not exceed 50% of our total number of issued shares).

We must give public notice of pre-emptive rights for new shares and their transferability not less than two weeks before the record date (excluding the period during which the stockholders’ register is closed). We will notify the stockholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a stockholder fails to subscribe on or before the deadline, its pre-emptive rights will lapse. Our board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur.

Under the Korean Securities and Exchange Act, each member of our employee stock ownership association, whether or not they are stockholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2003, through the stock ownership association our employees owned 3,187,803 shares, or 0.4%, of our common stock.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of (Won)2 trillion, to persons other than existing stockholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing stockholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing stockholders. As of December 31, 2003, we had US$92 million and (Won)20 billion of convertible bonds outstanding. As of December 31, 2003, we had no bonds with warrants outstanding.

Voting Rights

Each outstanding share of our common stock is entitled to one vote. However, voting rights may not be exercised for shares that we hold or shares that a corporate stockholder holds, if we directly or indirectly own more than one-tenth of the outstanding capital stock of that stockholder. Our articles of incorporation do not prohibit cumulative voting. Accordingly, the Korean Securities and Exchange Act permits holders of an aggregate of 1% or more of our outstanding shares with voting rights to request cumulative voting when electing two or more directors.

The Korean Commercial Code and our articles of incorporation provide that an ordinary resolution may be adopted if the holders of at least a majority of those shares of common stock present or represented at a meeting approve the resolution and the majority also represents at least one-fourth of the total of our issued and outstanding shares of common stock. Holders of non-voting shares (other than enfranchised non-voting shares) are not entitled to vote on any resolution or to receive notice of any general meeting of stockholders, unless the meeting agenda includes considering a resolution on which they are entitled to vote. If our annual general meeting resolves not to pay to holders of preferred stock the annual dividend determined by the board of directors when we issued those shares, those holders will be entitled to exercise voting rights from the general meeting following the meeting adopting that resolution until the end of a meeting where a resolution is passed declaring payment of a dividend on the preferred stock. Holders of the enfranchised preferred stock will have the same rights as holders of common stock to request, receive notice of, attend and vote at a general meeting of stockholders.

The Korean Commercial Code provides that the holders of at least two-thirds of those shares present or represented at a meeting must approve the adoption of a special resolution, and the special majority must represent at least one-third of the total issued and outstanding shares with voting rights of the company. Special resolutions are required to:

•	amend the articles of incorporation;

•	change the authorized share capital of the company;

•	remove a director;

•	dissolve, merge or consolidate us;

•	transfer of the whole or a significant part of our business;

•	acquire all of the business of another company;

•	acquire a part of the business of another company that has a material effect on our business of the company; and

•	issue new shares at a price lower than their par value.

In addition, the holders of our preferred stock must adopt a separate resolution in connection with an amendment to our articles of incorporation, any merger or consolidation or in certain other cases where their rights or interests are adversely affected. Holders of at least two-thirds of the preferred stock present or represented at a meeting must approve the adoption of that resolution, and those holders must hold preferred stock representing at least one-third of our total issued and outstanding preferred stock.

A stockholder may exercise its voting rights by proxy given to another person. The proxy must present the power of attorney before the start of the meeting.

Liquidation Rights

If we are liquidated, the assets remaining after the payment of all our debts, liquidation expenses and taxes will be distributed to stockholders in proportion to the number of shares they hold. Holders of preferred stock have no preferences in liquidation.

General Meetings of Stockholders

There are two types of general meetings of stockholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of stockholders may be held:

•	when we deem one necessary;

•	at the request of the holders of an aggregate of 3% or more of our outstanding shares;

•	at the request of the holders of an aggregate of 0.75% or more of our outstanding shares with voting rights who have held those shares for at least six months; or

•	at the request of our audit committee.

Holders of non-voting shares are entitled to request a general meeting only if their non-voting shares have become enfranchised. Meeting agendas will be determined by our board of directors or proposed by holders of an aggregate of 3% or more of our outstanding shares with voting rights or by holders of an aggregate of 0.25% or more of those shares who have held those shares for at least six months by way of a written proposal to our board of directors at least six weeks before the meeting. We must give stockholders written notices or e-mail notices stating the date, place and agenda of the meeting at least two weeks before the date of the meeting. However, we may give notice to holders of 1% or less of the total number of issued and outstanding shares that are entitled to vote by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers. Stockholders who are not on the stockholders’ register as of the record date will not be entitled to receive notice of the general meeting of stockholders or to attend or vote at the meeting. Unless their non-voting shares have been enfranchised, holders of non-voting shares are not entitled to receive notice of or vote at general meetings of stockholders. Holders of enfranchised non-voting shares who are on the stockholders’ register as of the record date will be entitled to receive notice of the general meeting of stockholders and to attend and vote at the meeting.

We will generally hold our general meeting of stockholders at our head office, which is our registered head office. If necessary, we may hold the meeting anywhere in the vicinity of our head office.

Rights of Dissenting Stockholders

Pursuant to the Korean Securities and Exchange Act and the Law on the Improvement of the Structure of the Financial Industry, in certain limited circumstances dissenting holders of shares of our common stock and our preferred stock will have the right to require us to purchase their shares. These circumstance include:

•	if we transfer all or any significant part of our business;

•	if we acquire a part of the business of any other company and the acquisition has a material effect on our business; or

•	if we merge or consolidate with another company.

To exercise this right, stockholders must submit to us a written notice of their intention to dissent prior to the general meeting of stockholders called to approve the transaction in question. Within 20 days (or ten days, in the case of a merger or consolidation under the Law on Improvement of the Structure of the Financial Industry) after the date on which stockholders pass the relevant resolution at the general meeting, the dissenting stockholders must request in writing that we purchase their shares. We must purchase those shares within one month after the end of the request period (within two months after the receipt of the request in the case of a merger or consolidation under the Law on Improvement of the Structure of Financial Industry) at a negotiated price. If we cannot agree with the stockholder on a purchase price through negotiations, the price will be the arithmetic mean of the weighted average of the daily stock prices on the Korea Stock Exchange for:

•	the two-month period prior to the date the relevant board of directors’ resolution was adopted;

•	the one-month period prior to the date the relevant board of directors’ resolution was adopted; and

•	the one-week period prior to the date the relevant board of directors’ resolution was adopted.

Pursuant to the Korean Securities and Exchange Act, the Financial Supervisory Commission may adjust this price if we or at least 30% of the dissenting stockholders do not accept the purchase price and request an adjustment not later than ten days before the end of the one-month purchase period.

In the case of a merger or consolidation pursuant to the Law on the Improvement of the Structure of Financial Industry where the Korean government or the KDIC provides financial support, procedures different from those in the case of a merger or consolidation pursuant to the Korean Securities and Exchange Act will apply. For example, if the relevant parties cannot agree on a purchase price, the price will be determined by an accounting expert and not by the Financial Supervisory Commission. However, a court may adjust this price if we or holders of at least 30% of the shares we must purchase do not accept the purchase price determined by the accounting expert and request an adjustment no later than 30 days from the date of the determination of the purchase price.

Required Disclosure of Ownership

Under Korean and U.S. law, stockholders who beneficially hold more than a certain percentage of our common stock, or who are related to or are acting in concert with other holders of certain percentages of our common stock or our other equity securities, must report their holdings to various governmental authorities. For a description of the required disclosure of ownership, see “Item 9C. Markets—Reporting Requirements for Holders of Substantial Interests” and “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restriction on Financial Holding Company Ownership.”

Other Provisions

Record Date. The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, we may close the register of our stockholders for the period from January 1 until January 31. Further, the Korean Commercial Code and our articles of incorporation permit us, upon at least two weeks’ public notice, to set a record date and/or close the register of stockholders for not more than three months for the purpose of determining the stockholders entitled to certain rights pertaining to the shares. The trading of shares and the related delivery of share certificates may continue while the register of stockholders is closed.

Annual and Interim Reports. At least one week before the annual general meeting of stockholders, we must make our annual report and audited financial statements available for inspection at our head office and at all of our branch offices. We must make copies of our annual reports, our audited financial statements and any resolutions adopted at the general meeting of stockholders available to our stockholders.

Under the Korean Securities and Exchange Act, we must file with the Financial Supervisory Commission and the Korea Stock Exchange:

•	an annual report within 90 days after the end of each fiscal year;

•	a half-year report within 45 days after the end of the first six months of each fiscal year; and

•	quarterly reports within 45 days after the end of the first three months and nine months of each fiscal year.

Copies of these reports will be available for public inspection at the Financial Supervisory Commission and the Korea Stock Exchange.

Transfer of Shares. Under the Korean Commercial Code, share transfers are effected by the delivery of share certificates. The Korean Securities and Exchange Act provides, however, that in case of a company listed on the Korea Stock Exchange (like us), share transfers can be effected using a book-entry system. The transferee must have its name and address registered on our register of stockholders in order to assert its stockholder’s rights. For this purpose, stockholders must file their name, address and seal with us. Non-resident stockholders must tell us the name of their proxy in Korea to which we can send notices. Under current Korean regulations, the following entities may act as agents and provide related services for foreign stockholders:

•	the Korea Securities Depository;

•	internationally recognized foreign custodians;

•	investment trust management companies;

•	futures trading companies;

•	foreign exchange banks (including domestic branches of foreign banks); and

•	securities companies (including domestic branches of foreign securities companies).

Foreign stockholders may appoint a standing proxy from the foregoing and generally may not allow any person other than the standing proxy to exercise rights to the acquired shares or perform any tasks related thereto on their behalf.

Foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Item 9C. Markets.”

Except as provided in the Financial Holding Company Act, the maximum aggregate shareholdings of a single stockholder or a person in a “special relationship” with any stockholder is 10% of our issued and outstanding voting shares. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restriction on Financial Holding Company Ownership.”

Our Acquisition of Our Shares. We generally may not acquire our own capital stock except in certain limited circumstances, including a reduction in capital.

Notwithstanding the foregoing restrictions, pursuant to the Korean Securities and Exchange Act and after submission of certain reports to the Financial Supervisory Commission, we may purchase our own capital stock on the Korea Stock Exchange or through a tender offer. We may also acquire interests in our capital stock through agreements with trust companies, securities investment companies or investment trust management companies. The aggregate purchase price of our capital stock may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year.

In general, subsidiaries of which we own 50% or more are not permitted to acquire our capital stock.

Item 10C. Material Contracts

In connection with the receipt of public funds by us and our subsidiaries, we entered into memoranda of understanding with the KDIC. Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet financial and business targets and recapitalization goals on a semi-annual and/or quarterly basis until the end of 2004. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.”

Certain of our subsidiaries have been unable to meet their financial targets and, as a result, the KDIC imposed penalties on those subsidiaries and these subsidiaries have been subsequently merged into other subsidiaries. We are currently in negotiations with the KDIC to adjust some of the financial targets applicable to us and our subsidiaries under our memoranda of understanding. See “Item 3D. Risk Factors—Other risks relating to our business—Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial harm to us or our subsidiaries.”

Item 10D. Exchange Controls

General

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under that Act and Decree regulate investment in Korean securities by non-residents and issuance of securities outside Korea by

Korean companies. We collectively refer to these laws and regulations as the “Foreign Exchange Transaction Laws.” Non-residents may invest in Korean securities only to the extent specifically allowed by the Foreign Exchange Transaction Laws or otherwise permitted by the Ministry of Finance and Economy. The Financial Supervisory Commission has also adopted regulations that restrict foreign investment in Korean securities and regulate the issuance of securities outside Korea by Korean companies, pursuant to its authority under the Korean Securities and Exchange Act.

Under the Foreign Exchange Transaction Laws, if the Korean government deems that:

•	the need to do so is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other similar situations, the Ministry of Finance and Economy may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and

•	international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring about serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Finance and Economy may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in these transactions at certain Korean governmental agencies or financial institutions.

Both of these actions are subject to limitations specified by the Foreign Exchange Transaction Laws.

Restrictions Applicable to Shares

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.

Dividends on shares of Korean companies are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or in his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

Securities companies and investment trust companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, securities companies and investment trust companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

Item 10E. Taxation

United States Taxation

This summary describes the material U.S. federal income tax consequences for a U.S. holder (as defined below) of the purchase, ownership and disposition of our shares of common stock or ADSs. This summary applies to you only if you hold shares of common stock or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds shares of common stock or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds shares of common stock or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), and regulations rulings, treaties and judicial decisions in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis.

Please consult your own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of shares of common stock or ADSs in your particular circumstances.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of a share of common stock or an ADS that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the share of common stock or ADS.

In general, if you hold ADSs, you will be treated as the holder of the shares of common stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the shares of common stock represented by that ADS.

If a partnership is a beneficial owner of our shares of common stock or ADSs, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder of our shares or ADSs that is partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of our shares or ADSs.

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) actual or constructive receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. Such dividends will not be eligible for the dividends-received deduction. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If a dividend is not converted into U.S. dollars on the date of receipt, you may recognize gain or loss upon a subsequent sale or other disposition of the Won. The gain or loss, if any, will be treated as ordinary income of loss.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by any individual with respect to the common shares or ADSs before January 1, 2009 will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC, or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC, or FIC for our 2004 taxable year.

Distributions of additional shares in respect of shares of common stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sales and Other Dispositions

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of common stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares of common stock or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. The net amount of long-term capital gain recognized by an individual U.S. holder on or before May 5, 2003 is generally subject to taxation at a maximum rate of 20%. Net long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2009 is generally subject to taxation at a maximum rate of 15%.

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on shares of common stock or ADSs, so long as you have owned the shares of common stock or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax will be treated for U.S. federal income tax purposes as imposed on “general limitation” income. Such treatment may affect your ability to utilize any available foreign tax credit in respect of such taxes.

Any Korean securities transaction tax or agriculture and fishery special tax that you pay will not be creditable for foreign tax credit purposes.

The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on a U.S. holder’s particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.

U.S. Information Reporting and Backup Withholding Rules

Payments in respect of the shares of common stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

Korean Taxation

The following summary describes the material Korean tax consequences of the acquisition, ownership and disposition by Non-Residents (as defined below) of Korea of our common shares or ADSs. This summary is not exhaustive of all possible tax considerations which may apply to you, and you should consult your tax advisors with regard to the application of Korean taxation to your particular situation as well as any tax consequences arising under the laws of any other tax jurisdiction. Furthermore, the discussion below is based upon the provisions of the Korean tax laws and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in Korean tax consequences that are different from those discussed below.

For purposes of the discussion below, you are a “Non-Resident” so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korea law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Taxation of Dividends

We will deduct Korean withholding tax from dividends paid to you (whether in cash or in shares) at a rate of 27.5% (including resident surtax). If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. If we distribute to you free distributions of shares representing a capitalization of certain capital surplus reserves or asset revaluation reserves, that distribution may be subject to Korean withholding taxes.

In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. If you hold ADSs, evidence of tax residence may be submitted to us through the depositary. Please see the discussion under “—Tax Treaties” below for an additional explanation on treaty benefits.

Taxation of Capital Gains

In general, capital gains earned by you upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including resident surtax) of the gross proceeds realized and (ii) 27.5% (including resident surtax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and the transaction costs), unless you are exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. Please see the discussion under “—Tax Treaties” below for an additional explanation on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

With respect to shares of our common stock, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such common shares through the Korea Stock Exchange (“KSE”) if you (i) have no permanent establishment in Korea and (ii) did not own or have not owned (together with any shares owned by any entity which you have a certain special relationship with and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs. With respect to ADSs, there are uncertainties as to whether they should be viewed as securities separate from the shares of common stock underlying such ADSs or as the underlying shares themselves for capital gains tax purposes, as discussed in a more detail in the following paragraph. However, in either case, you will be eligible for exemptions for capital gains available under Korean domestic tax law (in addition to the exemption afforded under income tax treaties) if certain conditions discussed below are satisfied. Under a tax ruling issued by the Korean tax authority in 1995 (the “1995 tax ruling”), ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling (i) capital gains earned by you from the transfer of ADSs to another Non-Resident (other than to such transferees’ permanent establishment in Korea) have not been subject to Korean income taxation and (ii) capital gains earned by you (regardless whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea have been exempt from Korean income taxation by virtue of the Tax Exemption and Limitation Law of Korea (the “TELL”), provided that the issuance of the ADSs is deemed to be an overseas issuance under the TELL.

However, according to a recent tax ruling issued in 2004 by the Korean tax authorities regarding the securities transaction tax (the “2004 tax ruling”), depositary receipts constitute share certificates the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income tax on capital gains, it gives rise to a question as to whether depositary shares (such as ADSs) should be viewed as the underlying shares for capital gains tax purposes. In that case, exemptions afforded under domestic Korean tax law to capital gains from transfers of ADSs based on the treatment of ADSs as securities separate from the underlying shares would no longer apply (including those referred to in the 1995 tax ruling), but, instead, exemptions for capital gains from transfers of the underlying shares would apply. Under such an exemption relevant to this case, capital gains from transfers of ADSs should be exempt from Korean income tax under the TELL if (i) the ADSs are listed on an overseas securities market that is similar to the KSE or KOSDAQ and (ii) the transfer of ADSs is made through such securities market. We believe that New York Stock Exchange would satisfy the condition described in (i) above.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the shares of common stock or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. Please see the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, shares of our common stock or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including resident surtax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment of Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or shares of common stock giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Further, effective from July 1, 2002, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance Tax and Gift Tax

Korean inheritance tax is imposed upon (i) all assets (wherever located) of the deceased if he or she was domiciled in Korea at the time of his or her death and (ii) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above (based on the donee’s place of domicile in the case of (i) above). The taxes are imposed if the value of the relevant property is above a limit and vary from 10% to 50% according to the value of the relevant property and the identity of the parties involved.

Under the Korean inheritance and gift tax laws, shares issued by Korean corporations are deemed located in Korea irrespective of where the share certificates are physically located or by whom they are owned. You may be treated as the owner of the common shares underlying the ADSs, if the Korean tax authority’s view with respect to the character of depositary receipts in the 2004 tax ruling applies for these purposes as well.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities Transaction Tax

If you transfer shares, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock when traded on the Korea Stock Exchange. If your transfer is not made on the Korea Stock Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

With respect to transfers of ADRs, depositary receipts (which the ADRs fall under) constitute share certificates subject to the securities transaction tax according to the 2004 tax ruling; provided that, under the

Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange or the Nasdaq National Market is exempt from the securities transaction tax.

According to tax rulings issued by the Korean tax authorities in 2000 and 2002, foreign stockholders are not subject to securities transaction tax upon the deposit of underlying stock and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of the originally deposited underlying stock, but there remained uncertainties as to whether holders of ADSs other than initial holders will not be subject to securities transaction tax when they withdraw common shares upon surrendering the ADSs. However, the holding of the 2004 tax ruling referred to above seems to view the ADRs as the underlying shares at least for the purpose of the securities transaction tax and, though not specifically stated, could be read to imply that the securities transaction tax should not apply to deposits of common shares in exchange of ADSs or withdrawals of common shares upon surrender of the ADSs regardless of whether the holder is the initial holder because the transfer of ADRs by the initial holder to a subsequent holder would have already been subject to securities transaction tax under such tax ruling.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or rights. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

Item 10F. Dividends and Paying Agents

Not Applicable

Item 10G. Statements by Experts

Not Applicable

Item 10H. Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are also required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

Item 10I. Subsidiary Information

Not Applicable

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

Our lending and trading businesses, our deposit taking activities and our operating environment expose us to various risks. Our risk management goal is to understand, measure and monitor these risks and to ensure that our employees strictly adhere to the policies and procedures that we establish. We seek to take a conservative approach to risk management in order to better insulate our operations from adverse events. Risks we face include:

•	credit risk;

•	market risk (primarily interest rate risk, equity price risk and foreign exchange risk);

•	liquidity risk; and

•	operational risk (including legal risk).

We are in the process of implementing a group-wide integrated risk management system (not including operational risk management). This system should enhance our risk management capabilities by enabling us to exchange information among our and our subsidiaries’ risk management operations. We use our risk management systems to manage our risks within acceptable limits and to otherwise ensure the soundness of our assets and the stability of our operations.

Integration Strategy

We began the process of implementing a group-wide integrated risk management system in connection with the establishment of our financial holding company structure in 2001. At that time, with the assistance of a third-party consultant, we established a task force to review and evaluate the risk management systems that our subsidiaries were using. Following this review, we determined our basic structure of risk management governance and established basic risk management policies and guidelines for our group. This required us to establish a new risk management system, including a centralized risk control system, in order to better measure and address the risks we face and to anticipate potential risks more precisely. Our new risk management system will be fully integrated with each subsidiary’s risk management system.

In 2002, we completed the development and implementation of a new market value at risk, or “VaR,” system and new trading systems to manage our group-wide market risk. We also expanded our asset and liability management system. We are currently planning to implement a standardized version of Woori Bank’s HAVICS system at both Kyongnam Bank and Kwangju Bank and to implement a new “expected loss” and “unexpected loss” credit risk system at each of our operating subsidiaries. Implementing those systems will enable us to better allocate risk capital on a group-wide basis by evaluating “unexpected loss” (a measurement of credit risk), VaR (a measurement of market risk) and “earnings at risk” (a measurement of whether our assets and liabilities are mismatched). Once we have completed that process, we intend to standardize Woori Bank’s risk-adjusted performance measurement system and implement that system on a group-wide basis. We believe that these systems will improve our risk management capabilities significantly, and Woori Bank, our largest commercial banking subsidiary, has been using all of them since January 2002.

We currently expect to complete implementation of our group-wide integrated risk management system, including the risk-adjusted performance measurement system, after we complete the integration of our accounting and management information systems, which we expect will occur in 2005.

Organization

We have a multi-tiered risk management governance structure. Our Group Risk Management Committee is ultimately responsible for group-wide risk management, and directs the various subordinate risk management entities. The Group Risk Management Council answers directly to the Group Risk Management Committee and coordinates the execution of these directives with the risk management units of our subsidiaries. Each Subsidiary Risk Management Committee, based on the Group Risk Management Committee’s directives, determines risk management strategies and implements risk management policies and guidelines for the relevant subsidiary, sets the subsidiary’s operational risk management policies and guidelines and directs the subsidiary’s risk management units, but must keep within the group’s risk guidelines. The Subsidiary Risk Management Committees generally receive input from their respective subsidiary risk management units, who report directly to the Group Risk Management Council. The following chart sets our risk management governance structure:

The Group Risk Management Committee, the Group Risk Management Council and the Subsidiary Risk Management Committees are responsible for managing risks relating to credit, markets, asset and liability management and liquidity. A number of other entities are responsible for managing our operational risks, including the following:

•	the Audit Council, which reports to our board-level Audit Committee, coordinates the execution of our operational risk management policy, particularly with regard to internal subsidiary practices;

•	the Legal and Compliance Department, which reports to our chief strategy officer, monitors compliance risk and makes suggestions regarding regulatory issues to the Financial Supervisory Service; and

•	each Subsidiary Risk Management Committee manages operational risks at the relevant subsidiary.

Group Risk Management Committee

The Group Risk Management Committee is our highest decision-making body with respect to our risk management operations. Our board of directors has delegated to it the authority and responsibility for ensuring effective executive-level management of the risks we face. The committee’s major activities include:

•	determining and amending risk management strategies, policies, guidelines and limits in conformity with the strategy established by our board of directors;

•	determining the appropriate level of risks that we should be willing to undertake;

•	allocating risk capital to each subsidiary and approving our subsidiaries’ risk limit requests;

•	reviewing our group-wide risk profile, including the level of risks we are exposed to and the status of our risk management operations; and

•	monitoring our subsidiaries’ compliance with our risk policies.

The Group Risk Management Committee is comprised of our chief executive officer, our chief financial officer and three non-standing outside directors. It operates independently from all business units and individual board members, and reports directly to our board of directors. In addition, since our chief executive officer and chief financial officer are members of the committee, they are kept aware of risk-related issues. Our Group Risk Management Committee convenes at least quarterly, and makes decisions by majority vote of the attending members. At least a majority of the committee members must attend to constitute a quorum.

Group Risk Management Council

Our Group Risk Management Council is responsible for coordinating with the risk management units of our subsidiaries to ensure that they execute the policies, guidelines and limits established by the Group Risk Management Committee. The council’s major activities include:

•	analyzing our risk status using information provided by our subsidiary-level risk management units;

•	adjusting the integrated risk-adjusted capital allocation plan and risk limits for each of our subsidiaries;

•	reviewing the key decisions of each Subsidiary Risk Management Committee, and discussing and resolving any risk management issues raised by those committees;

•	coordinating issues relating to the integration of our risk management functions; and

•	performing any other duties delegated by the Group Risk Management Committee.

The Group Risk Management Council is comprised of our chief financial officer and the directors of the risk management departments of Woori Finance Holdings and all of our operating subsidiaries. It operates independently from all business units, and reports directly to the Group Risk Management Committee. Our Group Risk Management Council convenes on an ad hoc basis, but at least quarterly.

Our subsidiaries, in most cases through their respective risk management units, provide a variety of information to the Group Risk Management Council, including:

•	reports regarding the status of overall risk management, the status of limit compliance, analysis and results of quarterly credit reviews, stress testing and back testing; and

•	reports regarding asset and liability management matters, including changes in risk-weighted assets and the status of our credit portfolio on a periodic basis.

Subsidiary Risk Management Committees

Each of our subsidiaries has delegated risk management authority to its Subsidiary Risk Management Committee. Each Subsidiary Risk Management Committee measures and monitors the various risks faced by the relevant subsidiary and reports to that subsidiary’s board of directors regarding decisions that it makes on risk management issues. It also makes strategic decisions regarding the operations of the relevant subsidiary, such as allocating credit risk limits, setting total exposure limits and market risk-related limits and determining which market risk derivative instruments the subsidiary can trade. The major activities of each Subsidiary Risk Management Committee include:

•	determining and monitoring risk policies, guidelines, limits and tolerance levels and the level of subsidiary risk in accordance with group policy;

•	reviewing and analyzing the subsidiary’s risk profile;

•	setting limits for and adjusting the risk-adjusted capital allocation plan and risk levels for each business unit within the subsidiary; and

•	monitoring compliance with our group-wide risk management policies and practices at the business unit and subsidiary level.

Each Subsidiary Risk Management Committee is comprised of the subsidiary’s chief executive officer, the non-standing members of its board of directors and the director of its risk management unit.

Each of Woori Bank, Kyongnam Bank and Kwangju Bank has established a similar multi-tiered risk management governance structure for its own operations. For example, Woori Bank’s Subsidiary Risk Management Committee is ultimately responsible for risk management for that subsidiary. It provides subsidiary board-level direction regarding risk management strategies and policies to the risk management bodies that are subordinate to it. Woori Bank’s Executive Risk Management Committee, which reports directly to Woori Bank’s Subsidiary Risk Management Committee and chief executive officer, implements the execution of these strategies and policies. The Executive Risk Management Committee works with various Woori Bank business units, including its risk management unit, its credit management unit and its individual business units. The risk management unit and the credit management unit directly implement and ensure compliance with Woori Bank’s risk policies and guidelines at an operational level. They monitor market risk and liquidity risk on a daily basis and credit risk and interest rate repricing gap risk on a monthly basis, and make monthly reports to the Subsidiary Risk Management Committees and, in the case of the risk management unit, quarterly reports to the Group Risk Management Council.

Our smaller non-banking subsidiaries, including Woori Securities, generally have simplified risk management governance structures that do not include a Subsidiary Risk Management Committee. Accordingly, our Group Risk Management Council is responsible for directing the risk management strategies of these subsidiaries.

Credit Risk Management

Our credit risk management policy objectives are to improve our asset quality, reduce our non-performing loans and minimize our concentration risk through a diversified, balanced and risk-weighted loan portfolio. Through our subsidiaries, we manage credit risk and continually monitor and improve our credit risk-related policies and guidelines to reflect changing risks in our business and the industries and sectors in which our customers operate.

We believe that an essential part of achieving our credit risk management objectives is implementing a group-wide integrated risk management system so that we can identify and manage the risks generated by our businesses using a standardized system. In particular, we want to ensure that our subsidiaries’ systems will become fully integrated on a group-wide basis. Each of Woori Bank, Kyongnam Bank and Kwangju Bank is currently using its own credit risk management system. In particular, Woori Bank, together with several external consultants, has since 1999 developed and implemented a centralized credit risk management system called the HAVICS system. This system quantifies credit risk using a “distance of default” methodology. This methodology relies on a review of a borrower’s cash flow and the level of its outstanding credit, and identifies the point at which a borrower will default based on the interaction of these and other factors. We believe that HAVICS is a systematic and efficient credit evaluation system and that Woori Bank has expedited its loan review process and improved its ability to monitor and evaluate its overall risk profile by using this system.

The systems used by Kyongnam Bank and Kwangju Bank are less advanced in certain respects than the HAVICS system. For example, unlike HAVICS, the system used by Kyongnam Bank does not account for forward-looking criteria. Accordingly, as part of the integration process, we intend to replace the credit risk management systems used by Kyongnam Bank and Kwangju Bank with the HAVICS system once we complete the integration of our accounting and management information systems, which we expect will occur in 2005.

We use our credit risk management systems to measure and control credit risk, to evaluate and approve new credit and to review and monitor outstanding credit. We conduct various quantitative and qualitative analyses to establish acceptable risk levels that provide what we believe are appropriate levels of return on investments. The credit risk management systems that we use to do this integrate various data, including customers’ financial and economic condition, limits on loans and guarantee amounts, cash flow evaluations, collateral levels, our desired profit margin and the likelihood of unexpected loan losses.

Each subsidiary monitors its level of risk, determines how that level compares to our target optimized level of risk on a monthly basis and produces risk analysis reports and optimization reports on a monthly basis and stress test reports on an ad hoc basis. These reports, which are sent monthly to the respective Subsidiary Risk Management Committees and quarterly to the Group Risk Management Committee, provide a basis to set risk limits for, and allocate capital to, a subsidiary’s business units.

Credit Evaluation and Approval

Our subsidiaries evaluate the credit of every loan applicant and guarantor before approving any loans, except for:

•	loans guaranteed by letters of guarantee issued by the Korea Credit Guarantee Fund, the Korea Technology Credit Guarantee Fund or certain other specified Korean government-controlled funds;

•	loans guaranteed by highly rated banks;

•	loans fully secured by deposits with us; and

•	loans against commercial promissory notes issued by creditworthy companies at a discount to the face value of the note determined by the issuer’s creditworthiness.

The evaluation and approval process differs depending on whether the loan is a corporate loan, a general household consumer loan, or a mortgage or home equity loan, and there is a separate process for credit card applications. Although each of our commercial banking subsidiaries currently uses slightly different credit scoring and approval systems in determining whether to approve a loan, we currently expect to integrate these systems as part of the implementation of our group-wide integrated risk management system, after we complete the integration of our accounting and management information systems, which we expect will occur in 2005.

Our subsidiaries have undertaken a number of initiatives to develop credit evaluation and loan approval procedures that are more systematic and efficient. We prefer to use credit rating systems in our credit evaluation and loan approval process because they:

•	yield a uniform result regardless of the user;

•	can be used effectively by employees who do not have extensive experience in credit evaluation;

•	can be easily updated to reflect changing market conditions by changing how factors are weighted;

•	significantly limit the scope of employee discretion in the loan assessment and approval process; and

•	improve loan processing times while generally resulting in declines in delinquencies among new borrowers.

For example, in January 2000 Woori Bank introduced its HAVICS credit evaluation system for corporate loans and a consumer credit evaluation system for consumer loans, and in July 2001 introduced a specialized credit evaluation model for small- and medium-sized enterprises to further enhance its HAVICS system. Following the introduction of its consumer credit evaluation system, Woori Bank substantially reduced the authority of branch managers and loan officers to approve consumer loans based solely on their own judgment. Woori Bank’s consumer loan approval process historically took as long as three days, but now generally takes less than 24 hours even when applications are reviewed by headquarters personnel. Kyongnam Bank and Kwangju Bank have a similar evaluation and approval process, and currently operate similar but less advanced systems. We intend to replace these evaluation systems with Woori Bank’s HAVICS system.

Customers apply for loans by submitting a loan application through one of our subsidiaries’ branches. These applications are initially reviewed using the appropriate credit evaluation system and, in the case of applications for a small amount or involving applicants with little or no credit risk, are approved by the branch manager or a relationship manager acting in concert with a credit officer based on the credit risk rating they receive under that system. Applications for larger loans and loans which are determined to involve greater credit risk are approved by bodies with greater authority, depending on where those loans fall in a matrix of size, collateral and credit risk. These loan applications will be referred to a credit officer committee at a bank office located near the customer, which may or may not be at the subsidiary’s headquarters. Every credit officer committee is made up of credit officers from headquarters and has the same level of authority. Applications that cannot be approved by a credit officer committee are referred to a senior credit officer committee or the Loan Committee of the relevant subsidiary, depending on loan size, collateral and credit risk. The following table sets forth as an example the various Woori Bank committees and personnel involved in its credit evaluation and loan approval process:

Committee	Members	Approval Process
Headquarters Approval
Loan Committee	Head of the credit management unit, head of the risk management unit and other members selected by the bank president (no more than seven persons)	Approval by majority; majority required to participate

Headquarters/Regional Approval
Senior Credit Officer Committee	One head senior credit officer and four to six other senior credit officers (five to seven persons)	2/3 required for approval; 2/3 required to participate

Credit Officer Committee	At least one senior credit officer and two other credit officers (at least three persons)	2/3 required for approval; 2/3 required to participate

Individual Approval
Senior Relationship Manager	Individual	Approval of the individual
Relationship Manager	Individual	Approval of the individual
Branch Manager	Individual	Approval of the individual

Different individuals or committees review and approve loan applications depending on various factors, including:

•	the size and type of the loan;

•	the level of credit risk established by the credit rating system;

•	whether the loan is secured by collateral; and

•	if the loan is secured, an assessment of the collateral.

Loan applications are generally reviewed only by the highest-level committee required to approve the loan, although multiple reviews, including separate reviews at the branch, regional and headquarters level, may occur depending on the size and terms of any particular loan or a borrower’s credit risk.

Corporate Loan Approval Process

Each of our banking subsidiaries’ branches reviews corporate loan applications using a credit evaluation system for corporate borrowers. Although these systems currently differ among our subsidiaries, we plan to integrate these systems as part of the implementation of our group-wide integrated risk management system after we complete the integration of our accounting and management information systems, which we expect will occur in 2005. Each corporate credit evaluation system measures various quantitative and qualitative factors. The model used by the credit evaluation system to review an application depends, however, on certain characteristics of the potential borrower. For example, Woori Bank’s credit risk management department, together with its large corporate loan department and small- and medium-sized enterprise loan department, has developed separate credit evaluation models for large corporate borrowers, small- and medium-sized enterprises and SOHO borrowers. In general, each model uses scores from both a computerized evaluation of quantitative financial factors, such as cash flow and income, and more qualitative factors which are scored using judgments by the credit officer or officers reviewing the application to produce an overall credit risk rating. These credit evaluation systems provide our subsidiaries with tools to make consistent credit decisions and assist them in making risk-based pricing decisions. Woori Bank’s HAVICS system, for example, produces two separate scores: one for quantitative current financial factors, which is weighted 60% in determining the HAVICS credit risk rating, and another for the more qualitative factors that the judgment of our credit officers plays a more significant part in determining, which is weighted 40%. The HAVICS credit risk rating estimates the probability that Woori Bank will recover extended credits and the likelihood that borrowers will default. Qualitative factors included in HAVICS include:

•	a customer’s future financial condition;

•	its competitive position in the industry;

•	its industry situation;

•	the quality of its management;

•	its technological merits;

•	its operations;

•	the nature and the location of any collateral; and

•	our level of priority in that collateral to estimate non-recovery risks.

These qualitative factors are input into the HAVICS system by the credit officer, and are scored based on his or her historical experience and that of the bank.

The HAVICS system produces separate credit risk ratings for each borrower and for each loan requested by that borrower. Woori Bank’s corporate loan team evaluates and approves corporate loan applications based on these credit risk ratings. The HAVICS system assigns each borrower and facility a credit risk rating grade from one to ten. Grades from one to six are “normal,” grade seven is “precautionary,” eight “substandard,” nine “doubtful” and ten “estimated loss.” In addition, each grade between two and six can be “plus,” “neutral” or “minus,” meaning that there are 20 possible ratings. Loan applications rated grade six minus or worse are automatically subject to review by a credit officer committee or its Loan Committee. Certain loans are automatically subject to review by the Loan Committee depending on the size of the loan and the determined credit risk rating. Examples of this include loan applications for secured loans in excess of (Won)60 billion regardless of the borrower’s or facility’s credit risk rating, and, at the other extreme for unsecured loans, loan applications in excess of (Won)4 billion for a borrower or facility with a credit risk rating of seven. Applications from borrowers with loans on a subsidiary’s watch list (see “—Credit Review and Monitoring” below) are also automatically reviewed by its Loan Committee.

Our subsidiaries use the same systems to evaluate and approve applications from small- and medium-sized enterprises that they use to evaluate other corporate borrowers, but use different credit evaluation models. For example, Woori Bank implemented its current credit evaluation model for small- and medium-sized enterprise customers in July 2001. This model, which is incorporated into the HAVICS system, uses the same quantitative and qualitative factors that Woori Bank uses to evaluate other corporate customers. However, the small- and medium-sized enterprise model applies a 40% weighting to the score derived from quantitative factors and a 60% weighting to the score derived from the more flexible qualitative factors in determining the credit risk rating. In August 2002, Woori Bank introduced a separate credit evaluation model to evaluate newly opening small- and medium-sized enterprises that relies solely on qualitative factors. Woori Bank has also adopted a separate credit evaluation system for SOHOs (such as pharmacies, clinics and restaurants) that uses simpler credit evaluation models and resembles our application scoring system for new retail customers.

Woori Bank supplements the HAVICS evaluation by testing potential exposures with another separate model that is an element of its portfolio management system. This model analyzes information based primarily on current factors, such as a potential borrower’s stock price. This model provides a check on potential lending, including potential deterioration of outstanding credits, in cases where there have been significant changes in a borrower’s status that may not be fully reflected in its most recently available quantitative or qualitative data.

We have set credit limits for our corporate customers. Some of these limits, particularly those imposed by Korean banking regulations, apply to all of our subsidiaries, and are aimed at preventing loan concentrations relating to any single customer. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Shareholder.” In certain cases, our subsidiaries have introduced even stricter exposure limits than required by regulation, including additional limitations on providing credit to certain borrowers. In September 2001, for example, Woori Bank introduced and implemented internally developed large exposure limits that are stricter than the applicable Financial Supervisory Commission requirements.

In evaluating applications, credit officers or the Loan Committee will often, in addition to reviewing ratings from these credit evaluation models, also refer to corporate information gathered or ratings assigned by external credit rating agencies, such as the Korea Federation of Banks, Korea Information Service, Korean government-released information on bankruptcy rates, National Information & Credit Evaluation Inc. and Korea Management Consulting & Credit Rating Corporation. They review the information we obtain from these sources and compare it to the information we have developed internally with respect to our customers to improve the accuracy of our internal credit ratings.

Consumer Loan Approval Process

The consumer loan department of each of our banking subsidiaries evaluates and approves consumer loan applications using dedicated consumer credit evaluation systems. Although these systems differ slightly among our banking subsidiaries, we intend to install an integrated system, which we expect will be based on Woori Bank’s current process, as part of the implementation of our group-wide integrated risk management system. Each of these consumer credit evaluation systems uses a standardized credit scoring system to evaluate and approve consumer loan applications and determine the appropriate pricing for the loan. Each consumer credit evaluation system measures various quantitative factors to produce a credit score for each application. As similarly situated consumer loan customers generally have similar performance profiles when evaluated collectively, these systems enable us to better evaluate individual customers using group characteristics.

Woori Bank, for example, began using its consumer credit evaluation system to review consumer loan applications in January 2000. That system assigns a credit score to each application based on its evaluation of various factors. These factors include any loan and guarantee limits we have set for particular borrowers or groups of borrowers and our evaluation of their cash flows and credit profiles. The system gives each customer’s loan application a score from one to ten. Applications with scores of one to four can be automatically approved at the branch or regional level. Applications with scores from five to seven are subject to further evaluation at the bank’s regional office or headquarters. Scores from eight to ten are automatically rejected. Woori Bank’s consumer credit evaluation system generally permits branch personnel to automatically approve retail customer loan applications for an aggregate loan amount outstanding per customer of up to (Won)50 million for unsecured loans and up to (Won)500 million for secured loans, while referring loan applications for larger amounts to Woori Bank’s headquarters. If the branch rejects an application, the applicant may request that the headquarters credit department re-review the loan application. Woori Bank uses this system to evaluate all new consumer loan applications, except for loans fully secured by deposits with us.

Woori Bank augmented its consumer credit evaluation system with its behavioral scoring system in July 2001. The behavioral scoring system enhances the consumer credit evaluation system by enabling the consideration of factors not previously evaluated, including the customer’s spending history and credit behavior. By the nature of the information it analyzes, however, the behavioral scoring system can only be used for applications of persons who are existing borrowers, generally consisting of roll-overs of outstanding amounts or increases to existing credit limits.

We also evaluate any collateral to which a loan application relates. At the time of the initial loan, we will review the proposed collateral using both internal review processes and outside parties that provide automated property evaluation services. For example, Woori Bank automatically re-evaluates the underlying collateral for secured loans and mortgages every two weeks (with respect to apartments) or annually (with respect to other buildings). If the value of the collateral declines, we may have the ability to require that the borrower provide more collateral or to change the payment terms of the relevant loan.

Credit Card Approval Process

We have worked to ensure that risk management and credit extension policies with respect to our credit card operations reflect our group-wide risk management policies and guidelines. Although Woori Credit Card merged with Woori Bank in March 2004, we maintain those credit card operations as a separate business unit within Woori Bank, and that business unit maintains separate credit risk management policies and procedures. Prior to the merger, the credit card business of Woori Bank (in February 2002) and Kwangju Bank (in March 2003) had been integrated into Woori Credit Card, which had its own independent credit card approval process.

Woori Bank’s credit card business unit reviews each new card application for completeness, accuracy and creditworthiness. It bases this review on various factors that assess the applicant’s ability to repay borrowed amounts. The review process involves three stages:

•	Initial Application Process. The credit card business unit verifies basic information by requesting certain documents from the applicant, generally contacts the applicant directly (usually by telephone, although there are personal visits to some applicants) and statistically analyzes the applicant’s personal credit history together with financial and default information gathered from third-party sources and its internal database. The analysis considers various factors including age, income, employment, default status and historical relationships with Woori Bank, Woori Credit Card and/or BC Card. The credit card business unit also reviews information about an applicant obtained from external databases maintained by the Korea Federation of Banks, Korea Investor Service Inc. and a consortium of five Korean credit card providers.

•

Application Scoring System Process. The current application scoring system at the credit card business unit was developed by a third party and is a legacy of Woori Bank’s original credit card business unit, where it was introduced in October 2001. The system is a standardized evaluation tool used to determine the probability of a credit card applicant defaulting during the one-year period following issuance. The application scoring system, using a statistical model, assigns risks to factors that indicate a probability of non-payment. The model analyzes credit history, occupation, income, gender and age data to develop a combined risk score. The applicant’s eligibility to receive a credit card and credit limit is determined by its anticipated delinquency ratio over 90 days within one year. If the system determines that the probability of delinquency is below 3%, the application is approved automatically. If the delinquency probability is between 3.1% and 5%, the credit card business unit contacts applicants to verify information before making a final decision. All applications with a delinquency probability exceeding 5% are rejected.

•	Credit Assessment. If the application is approved, then the application scoring system assessment is used to determine the applicant’s credit limit. The aggregate credit limit for a new applicant who is an individual rarely exceeds (Won)5 million. There is a separate but similar system for determining the credit limit available to corporate card applicants, which will generally be higher than limits available to individual applicants but will not provide for the ability to obtain cash advances.

The initial application process is handled at Woori Bank’s branch level. Final credit approval is subject to the application scoring system review conducted at Woori Bank’s headquarters. After approving the application, the credit card business unit generally sends all relevant information to enable physical production and delivery of the new card by BC Card, to which it outsources substantially all of these tasks. The entire approval process generally takes two to three days and the applicant receives the new card within two weeks after making an application. The credit card business unit evaluates and updates the application scoring system on a monthly basis (or more frequently as required) to incorporate new data or adjust the importance placed on existing data or market conditions.

Kyongnam Bank and Kwangju Bank currently operate a similar application process, although in the case of Kyongnam Bank, the approval process itself takes place within BC Card.

Recent government initiatives have impacted our ability to provide credit cards to more marginal borrowers. See “Item 4B. Business Overview—Supervision and Regulation—Credit Card Business.”

Credit Review and Monitoring

Our credit review and monitoring procedures are designed to reduce the risks of deterioration in our asset quality and to maintain acceptable levels of portfolio risk. These procedures include:

•	confirming a borrower’s credit rating or score;

•	ensuring the accuracy of the credit analysis done by our credit officers; and

•	ensuring compliance with internal policies relating to loan approval.

We believe that these procedures enable us to identify potential non-performing loans as soon as possible and minimize the possibility of approving in advance loans that will become non-performing. These procedures also enable us to manage credit risk more effectively and set interest rates to more accurately reach our targeted level of return.

Loan Review and Monitoring

Each of our banking subsidiaries monitors credit risk with respect to its borrowers using its own loan review system. Each banking subsidiary has a loan review department that oversees its review and monitoring efforts. After a loan has been approved, the relevant materials or the results generated by the subsidiary’s relevant credit evaluation system, together with any supporting data, are reviewed by an officer in that department. There are three types of reviews that our subsidiary loan review units undertake:

•	Desk review. Desk reviews are the most common and are generally done within five days after a loan has been approved. Although the process is similar, different loans are automatically reviewed by our subsidiaries based on the size of the loan. At Woori Bank, for example, the loan review department will initiate a desk review of loans approved by a credit officer committee or the Loan Committee of the subsidiary, for any corporate loan that exceeded (Won)2 billion, any consumer loan that exceeded (Won)1 billion, any loan to a housing applicant group that exceeded (Won)5 billion or any loan where the loan terms were adjusted. For loans originating from a branch, the loan review department will initiate a desk review for new domestic loans or credit limit increases that exceed (Won)500 million or for borrowers whose total credit limit exceeds (Won)1 billion. For new overseas loans, desk reviews are conducted for amounts that exceed US$300,000.

•	Periodic review. Periodic reviews are done on a quarterly, semi-annual or annual basis with respect to loans that are current and exceed (Won)10 billion or with respect to borrowers who are on a “watch list” with respect to possible insolvency. Quarterly periodic reviews are done for certain corporate borrowers, depending on their size and the borrower’s industry.

•	Ad hoc review. Ad hoc reviews can be done at any time. The head of the subsidiary risk management department or the chief executive officer or chief financial officer of the respective subsidiary can initiate ad hoc reviews. Loan review officers who are responsible for desk and periodic reviews also conduct ad hoc reviews.

Following a review, the subsidiary’s sales office may hold additional meetings with the borrower and adjust the loan amount or the borrower’s credit rating. The loan review department may also direct sales office personnel to institute early collections or to adjust a borrower’s credit rating, total exposure and asset portfolio without consulting the borrower. The loan review officer may request that the credit officer adjust a borrower’s credit ratings based on various factors, including asset quality, credit limits, applied interest rates and our credit policies. We also continually review other factors, such as industries in which borrowers operate and their domestic and overseas assets and operations, to ensure that our ratings are appropriate.

Woori Bank monitors and manages its exposures to and credit limits for corporations and chaebols on a daily basis. Woori Bank uses its Total Exposure Management System to make real-time inquiries regarding its exposures, either by company or by chaebol, and to manage the credit limits for all kinds of business transactions. Woori Bank monitors and analyzes these exposures on a monthly basis. Corporate borrowers on Woori Bank’s “watch list” are monitored more closely and with respect to additional aspects of their relationships with us. Woori Bank places borrowers on its watch list when it believes that any impediment on a borrower’s ability to meet its financial obligations exists or is pending. Woori Bank may also monitor newly extended credits or any additional credits extended to a previous borrower more frequently if it believes additional monitoring is necessary after reviewing the loan approval process. Credits outstanding to a particular industry or region that Woori Bank believes are higher risk are monitored even more frequently. Based on the results of such monitoring, the loan review department of each of our subsidiary banks provides monthly reports to its chief executive officer and its Subsidiary Risk Management Committee. Kyongnam Bank and Kwangju Bank also monitor their exposures to corporate borrowers but only on a monthly basis and using less advanced systems.

The consumer loan department of each of our banking subsidiaries has the ability to conduct daily surveillance on the status of its retail borrowers through an on-line system established by the Korea Federation of Banks. This system, which tracks consumer loans at all major Korean banks and non-banking institutions, permits us to track all loan defaults by any borrower. We evaluate the need to monitor consumer loans by using our consumer credit evaluation system, including, in the case of Woori Bank, its behavioral scoring system, and make adjustments to the credit scoring formula based on the results of that process.

Each subsidiary’s loan review department in its risk management unit is required to submit monthly loan review reports and quarterly deficiency reports to the chief executive officer and the head of the risk management unit of that subsidiary. The chief executive officer then provides feedback to the relevant sales offices of the banking subsidiary’s branches through that subsidiary’s auditing team or relevant business unit. Based on these reports, we or our subsidiaries may, for example, stop lending to particular borrowers, change credit limits or modify our loan approval procedures. We do not monitor loans to certain borrowers, such as loans to government entities such as the KDIC or to companies in workout proceedings.

Credit Card Review and Monitoring

Woori Bank’s credit card business unit monitors its risk exposure to individual accounts on a regular basis. It monitors each customer’s card usage trends and negative credit data such as delinquency information through both its own credit risk management system (which was developed with the assistance of an outside consultant) and BC Card’s similar system (which BC Card maintains for its member banks). These systems monitor the behavior of users of credit cards issued by Woori Bank or Woori Credit Card, using both internally generated information and information from external sources. The credit card business unit statistically analyzes this information to estimate each customer’s creditworthiness on a monthly basis. The credit risk management system is an integral part of the credit practices at the credit card business unit and is used to determine increases or decreases in credit limits, reset interest rates, set fee levels, authorize special transactions and approve card loans using criteria such as:

•	the customer’s membership period;

•	how much credit each customer has incurred in the past (i.e., frequency and amount of payments);

•	whether a customer uses his card to make credit card purchases or to get cash advances;

•	internal credit scores; and

•	whether the customer has been delinquent in making payments.

After assigning appropriate weightings to each factor, the system computes a behavior score and uses that score to classify each cardholder. Each customer’s credit limit is subject to adjustment in accordance with the monthly updated score. The credit card business unit uses these results and the results of its application scoring system to evaluate its credit risk management system and make adjustments to its credit scoring formula based on the results of that process.

The credit card business unit’s credit risk management system has also been able to run various simulations in connection with monitoring its operations, including:

•	new product simulations, which predict a customer’s likely spending pattern when using a new credit card product and analyzes that pattern to predict the new product’s costs, delinquencies and profitability;

•	credit use limit simulations, which test whether a customer’s credit limit has been properly set by simulating an increase or decrease of that limit; and

•	financial market simulations, which predict delinquencies, bankruptcies and recoveries with respect to credit card customers by simulating changes in factors such as stock prices, foreign exchange rates and other market factors.

The credit card business unit’s credit administration team manages customer credit risk for users of credit cards issued by Woori Bank or Woori Credit Card. It reviews and updates its underwriting, credit evaluation, collection, servicing and write-off procedures, and the terms and conditions of card agreements, from time to time in accordance with its business practices, applicable law and guidelines issued by regulatory authorities. Kyongnam Bank currently operates customer credit risk with respect to its credit card business using the BC Card system.

Early Warning Systems

Each of our banking subsidiaries and Woori Bank’s credit card business unit have developed separate early warning systems that monitor the status of both commercial and retail borrowers and evaluate all of a customer’s outstanding credits. These systems monitor more than 20 factors, including the financial status, financial transaction status, industry rating and management status of borrowers. They enable our subsidiaries to find defaults and signs of potential delinquency in advance, monitor these problematic credits properly before any default or delayed payment occurs and keep track of information on the credit status of borrowers. Updated information is input as it becomes available, either automatically from internal and external sources or manually. This information includes data relating to:

•	credit evaluation and monitoring system results, which determine if a borrower should be put on a watch list;

•	loan transactions, such as a borrower’s remaining line of credit and whether it has any dishonored notes, overdue loans or setoffs with respect to collateral deposits which have not matured;

•	deposit transactions, such as any decrease in a borrower’s average deposit balance, requests for large volumes of promissory notes or checks, or the inability to pay immediately available funds owed when due;

•	foreign exchange transactions, such as unpaid amounts of a borrower’s purchased export bills that have exceeded the maturity date; and

•	other information, such as a borrower’s management and employees, business operations, production operations, financial affairs and accounting operations and bank transactions.

We currently have no plans to integrate these systems. We also monitor borrowers’ credits through on-line credit reports that are provided by Korea Investors Service and National Information & Credit Evaluation, Inc., which are Korean credit reporting agencies. Once the available information is analyzed, the results are forwarded to the relationship manager and the responsible corporate credit officer. Based on those results, a borrower’s credit rating or loan pricing may be adjusted, a loan may be re-evaluated or other preventative measures taken.

Credit Remediation

We believe that by centralizing the management of our non-performing credits within each subsidiary, we can implement uniform policies for non-performing credit resolution, pool institutional knowledge and create a more specialized (and therefore more efficient) work force. Each of our subsidiaries has a unit that is responsible for managing non-performing loans. At Woori Bank, for example, the corporate finance group generally oversees the process for resolving non-performing loans transferred to it by other Woori Bank business units. When a loan becomes non-performing, the units at our banking subsidiaries that are responsible for monitoring non-performing loans will begin a due diligence review of the borrower’s assets, send a notice demanding payment or stating that the unit will take legal action, and prepare for legal action. At the same time, we initiate our non-performing loan management process. Once we have confirmed the details of a non-performing loan, we make efforts to recover amounts owed to us. Methods for resolving non-performing loans include commencing collection proceedings or legal actions and writing off such loans, transferring them to subsidiaries in charge of collection and authorizing those subsidiaries to recover what they can. We have also disposed of a number of non-performing credits to KAMCO, as well as through our non-performing loan joint venture with Lehman Brothers and in other asset securitization transactions. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Non-Performing Loans—Non-Performing Loan Strategy.”

Market Risk Management

The principal market risks to which we are exposed are interest rate risk, equity price risk and, to a lesser extent, foreign exchange risk and risks with respect to derivatives. We divide market risk into risks arising from trading activities and risks relating to management of our assets and liabilities. The financial instruments that expose us to market risks are primarily trading and available-for-sale securities and financial derivatives.

Our Group Risk Management Committee establishes our overall risk appetite and risk limits for our trading activities. The Group Risk Management Committee has delegated the responsibility for coordinating market risk management for trading activities to the Group Risk Management Council, which monitors and advises each subsidiary as to the risk appetite and limits applicable to it. The risk management units of each of our subsidiaries coordinates with the Group Risk Management Council. These units review on a daily basis reports that include trading profits and losses, position reports, stress test results and “value at risk” results for our trading activities. Any violations of our risk limits are reported to the Group Risk Management Council.

Market Risk Management for Trading Activities

We measure market risk from trading activities to monitor and control the risk of our business groups and teams that perform those activities. Our trading activities consist of:

•	trading activities for our own account to realize short-term trading profits in debt (primarily Won-denominated), equity and foreign exchange markets based on our forecasts of changes in market situation and customer demand; and

•	trading activities involving derivatives transactions, including swaps, forwards, futures and options, primarily to sell derivative products to our customers and to hedge our own market risk.

Market risk arising from our trading activities can be subdivided into interest rate risk, equity risk and foreign exchange risk:

•	Interest rate risk is the principal risk to which our trading activities are exposed. This risk arises primarily from our debt securities (which are primarily held by Woori Bank). We set different exposure limits for our interest rate risk for our trading and non-trading debt portfolios.

•	Equity risk arises from price fluctuations in equity securities.

•	Foreign exchange risk arises from foreign currency-denominated assets and liabilities in both our trading and non-trading accounts and financial derivatives involving foreign currencies, which are not controlled separately on a trading and asset/liability management basis.

The Group Risk Management Committee monitors market risk both for the group and for each subsidiary individually. At the group-wide level, the Group Risk Management Committee has established a maximum “market risk appetite” for each of our subsidiaries, which is defined as the risk capital of a particular subsidiary divided by its available capital. “Risk capital” is a benchmark figure that determines the value-at-risk, or “VaR,” limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or “PVBP”) limits (for non-trading available-for sale assets) for each of our subsidiaries. The risk capital of each of Woori Bank, Kyongnam Bank and Kwangju Bank is 5% of their available capital, and the risk capital of Woori Securities is 10% of its available capital. Available capital consists of stockholders’ equity and subordinated convertible bonds issued to Woori Finance Holdings. Using these benchmarks, we have established market risk limits with respect to our subsidiaries as shown in the following table.

	Trading Portfolio								Non-Trading Portfolio
			Accumulated Loss Limit				Special Option Limit
	VaR Limit		Quarter		Annual				PVBP Limit
	(in billions of Won)
Woori Bank	(Won)	30.0	(Won)	71.5	(Won)	143.1		—	(Won)	1.374
Kyongnam Bank		2.5		5.9		11.8		—		0.117
Kwangju Bank		2.0		4.8		9.5		—		0.091
Woori Securities		4.0		9.2		18.3	(Won)	25.6		—

Each of our subsidiaries generally manages its market risk at the entire portfolio level, rather than on a credit-by-credit basis. To control its exposure, each of our subsidiaries takes into consideration the maximum VaR limits, accumulated loss limits and PVBP limits set by the Group Risk Management Committee in determining its internal allocation of risk among its various portfolios. Each subsidiary also sets its own stop loss limits with respect to particular types of transactions. Each subsidiary uses an integrated market risk management system called Panorama to manage market risks for its debt and equity trading operations. This system enables each subsidiary to generate consistent VaR numbers for all of its trading activities.

Value at Risk analysis. We use daily VaR to measure market risk. Our daily VaR is a statistically estimated maximum amount of loss that can occur for a day. We use a 99% confidence level to measure our daily VaR, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

Although VaR is a commonly used market risk management technique, it has some inadequacies. Since it is a statistical approach, VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements, however, are not necessarily a good indicator of future events. Another problem with VaR is that the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, VaR may understate or overstate the potential loss.

In order to measure VaR we use the following measuring methodologies:

•	We use the “variance-covariance method” which takes into account the diversification effects among different risk factors as well as within the same risk factor.

•	Our variance-covariance method is supplemented by “Monte Carlo” simulation models that we apply to measure market risk of non-linear products such as options.

The following tables show our daily VaRs for Woori Bank as of December 31, 2001 and for Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Securities as of December 31, 2002 and 2003, at a 99% confidence level for a one-day holding period, for interest rate risk, foreign exchange risk and equity risk relating to our trading activities. We have not provided information for any prior period as our subsidiaries did not have systems in place for those periods that would enable them to calculate VaR.

	Interest Rate Risk		Equity Risk		Foreign Exchange Risk		Less: Diversification		VaR for Overall Trading Activities
	(in millions of Won)
As of December 31, 2001
Woori Bank	(Won)	3,039	(Won)	5,566	(Won)	111		—	(Won)	8,716
As of December 31, 2002
Woori Bank		2,057		5,775		244		—		8,076
Kyongnam Bank		162		186		5		—		353
Kwangju Bank		120		—		20		—		140
Woori Securities		467		2,285		11		—		2,763
As of December 31, 2003
Woori Bank		1,841		14,073		504	(Won)	1,370		15,049
Kyongnam Bank		265				31		—		296
Kwangju Bank		357				3				360
Woori Securities		587		2,653		5		322		2,923

Stress test. In addition to VaR, we perform stress testing to measure market risk. As VaR assumes normal market situations, we assess our market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that we take no action during a stress event to change the risk profile of a portfolio. The following table shows, for each identified subsidiary, the loss that would have occurred in its trading portfolio, for which the equity component represents most of the trading risk for each of those subsidiaries, as of

December 31, 2003 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-150 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won)
Equity Market Chart
Market fluctuation amount	(20)%	(15)%	(10)%	10%	15%	20%
Woori Finance Holdings
Woori Bank	(65.8)	(49.8)	(33.4)	34.2	51.6	69.1
Kyongnam Bank	0.0	0.0	0.0	0.0	0.0	0.0
Kwangju Bank	0.0	0.0	0.0	0.0	0.0	0.0
Woori Securities	(19.6)	(9.4)	(1.8)	(12.9)	(26.9)	(41.7)

	(in billions of Won)
Interest Rate Chart
Basis point fluctuation amount	(150)	(100)	(50)	50	100	150
Woori Finance Holdings
Woori Bank	16.0	10.7	5.3	(5.3)	(10.7)	(16.0)
Kyongnam Bank	2.0	1.3	0.7	(0.7)	(1.3)	(2.0)
Kwangju Bank	2.6	1.7	0.9	(0.9)	(1.7)	(2.6)
Woori Securities	4.6	3.1	1.5	(1.5)	(3.1)	(4.6)

Stop loss limits. Our Subsidiary Risk Management Committees have also set total accumulated loss and stop loss limits. For example, Woori Bank has the following stop loss policy:

•	for equity securities in Won, within 30% of the book value of each purchase;

•	for fixed income securities, within 5% of the book value of securities;

•	for trading securities in foreign currencies, within 5% of the book value of such securities at the end of the previous financial year;

•	for investment securities in foreign currencies, within 15% of the book value of such securities at the end of the previous financial year;

•	for foreign currency stop limit with respect to forward currency contracts, within 20% of the purchase or sale price;

•	for equity related trading derivatives, within 5% of the transaction value;

•	for other trading derivatives, within 5% of the transaction value; and

•	for unhedged foreign exchange positions, within 20% of the stockholders’ equity for the prior period.

Interest Rate Risk

Interest rate risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our subsidiaries’ trading accounts are marked-to-market daily, each of our subsidiaries manages its interest rate risk related to our trading accounts using market value-based tools such as VaR. See “—Asset and Liability Management—Interest Rate Risk.”

Equity Price Risk

Equity price risk results from our subsidiaries’ equity portfolios in Won since none of them has any significant exposure to foreign currency shares. Their trading equity portfolios substantially consist solely of exchange-listed stocks and nearest-month or second-nearest-month futures contracts and options, as a result of the strict limits we have imposed on diversification and the accumulated loss and stop loss limits imposed by our Subsidiary Risk Management Committees within the overall limits imposed by the Group Risk Management Committee. We have focused on our equity exposure as a result of the level of volatility in the stock market.

As of December 31, 2003, the spot equity trading position for Woori Bank was (Won)95 billion, for Kyongnam Bank was nil, for Kwangju Bank was nil and for Woori Securities was (Won)1 billion.

Foreign Exchange Risk

Foreign exchange risk arises because we have assets, liabilities and off-balance sheet items such as foreign exchange forwards and currency swaps that are denominated in non-Won currencies. The difference between each of our subsidiaries’ foreign currency assets and liabilities is offset against forward foreign exchange positions to obtain its net foreign currency open position. We then net the positions of our subsidiaries against each other to derive our net exposure. Each of our subsidiaries determines its maximum foreign exchange exposure for both trading and asset and liability management purposes by establishing a limit for this net foreign currency open position. Each Subsidiary Risk Management Committee also establishes VaR limits for the foreign exchange business of its respective subsidiary and exposure limits for the business units of that subsidiary.

Assets and liabilities denominated in U.S. dollars account for the majority of our foreign currency assets and liabilities. Those denominated in Japanese yen and the euro account for most of the remainder, the majority of which have been swapped into U.S. dollars.

Each of our subsidiaries monitors changes in, and matches of, foreign currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Counterparties are restricted to domestic and foreign financial institutions and banks with respect to which our subsidiaries (in the case of Woori Bank, specifically its International Finance Department) have established a foreign exchange dealing limit. Our subsidiaries deal primarily in the Won/U.S. dollar market and their dealings are subject to what we believe are conservative daily maximum and closing limits and stop loss limits. By way of illustration, the following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2003:

	Won/U.S. Dollar Dealing		Dealings in other currencies
	Headquarters		Headquarters		Overseas Branches
	Total	Individual	Total	Individual	Total	Individual
	(in millions of US$)
Open position:
Daily maximum limit	$80	$50	$40	$20	$20	$10
Daily closing limit	50	30	20	10	10	5
Stop loss:
Daily	0.25	0.15	0.20	0.10	0.10	0.05
Monthly	0.50	0.30	0.40	0.20	0.20	0.10

The following tables show the non-consolidated net open positions of Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Securities at the end of 2001, 2002 and 2003. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2001				2002				2003
Currency	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Securities	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Securities	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Securities
	(in millions of US$)
US$	$(10.38)	$0.45	$(0.15)	$1,401	$12.14	$0.16	$0.42	$574	$(18.0)	$0.1	$0.4	$0.3
JP¥	1.35	(0.03)	(0.20)	1,214	1.10	(0.22)	0.20	—	28.4	0.1	(0.2)	0.0
Euro	(0.07)	0.05	(0.13)	—	0.03	0.16	0.42	—	0.8	0.1	0.0	0.0
Others	(0.33)	1.00	0.68	—	6.91	1.69	(0.23)	—	8.4	1.3	1.4	0.0

Total	$(9.43)	$1.47	$0.20	$2,615	$20.18	$1.79	$0.81	$574	$19.6	$1.6	$1.6	$0.3

Derivative-Related Market Risk

The Foreign Exchange Transaction Regulations of Korea provide that a foreign exchange bank (such as Woori Bank) may generally enter into derivative transactions without restriction so long as those transactions are not linked with credit risks of a party to the transaction or any third party. If they are, the bank must report the transaction to the Bank of Korea.

While our subsidiaries use derivatives mainly for hedging purposes, derivative transactions themselves incur market risk as they involve taking trading positions and trading them to make a profit or loss. Our derivative activities include interest rate and cross-currency swaps, foreign exchange forwards, stock index and interest rate futures, forward rate agreements and currency options. These activities consist primarily of the following:

•	fixed to floating interest rate swaps that we use to hedge interest rate risk;

•	Won-dollar forward currency options that we use to hedge currency risk; and

•	options on Won-denominated equity securities traded by our subsidiary Woori Securities.

Substantially all of the derivative products our subsidiaries purchase are on behalf of their customers or to hedge their own positions. As of December 31, 2003, our subsidiaries had entered into forward exchange contracts and contracts related to interest rate transactions, including interest rate swaps, options and futures contracts, with an aggregate notional amount equivalent to approximately (Won)26,633 billion. Market risk from trading derivatives is not significant since our derivative trading activities are primarily driven by customer deals and arbitrage, with very limited open trading positions.

Asset and Liability Management

Our principal market risk with respect to managing our assets and liabilities is interest rate risk. Interest rate risk arises due to mismatches in the maturities or re-pricing periods of rate-sensitive assets and liabilities, such as loans and deposits. Any imbalance of the maturity of our interest rate-sensitive assets and liabilities and the gap resulting from that imbalance may cause net interest income to be affected by changes in the prevailing level of interest rates. Woori Bank has developed a system to manage asset and liability risks relating to foreign currency-denominated assets and liabilities. Our principal asset and liability management objectives are to generate stable net interest revenues and protect our asset value against interest rate fluctuations.

Each of our commercial banking subsidiaries uses an integrated asset and liability management system for its Won-denominated assets and liabilities which was in place by the end of 2002. In addition, Woori Bank’s system also allows it to manage its foreign currency-denominated assets and liabilities, as well as the assets and liabilities in its trust accounts. We currently expect to complete implementation of these aspects of the asset and liability management system on a group-wide basis after we complete the integration of our accounting and management information systems, which we expect will occur in 2005. This new system will use roll-over modeling to mitigate the difficulty of predicting maturity with respect to customers’ purchases and cash advances and to calculate actual cash flow of its customers based on pre-payment, extension of payments, delinquencies, bankruptcies and recoveries.

Interest Rate Risk

We manage interest rate risk based on rational interest rate forecasts, using gap analysis to measure the difference between interest-sensitive assets and interest-sensitive liabilities, using simulations to calculate the effect of changing interest rates on income. Since Korea does not currently have a well-established derivatives market, we principally manage this risk by managing maturity and duration gaps between our interest-earning assets and interest bearing liabilities.

We measure interest rate risk for Won and, in the case of Woori Bank, foreign currency assets and liabilities in our bank accounts (including derivatives), and assets and liabilities in our principal guaranteed trust accounts. Most of our interest-earning assets and interest bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 31.1% of our total deposits in Won as of December 31, 2003). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2003, 66.0% of those deposits had current maturities of one year or less. As of December 31, 2003, approximately 75.6% of our Won-denominated loans bore floating rates of interest, and 68.2% of those loans had current maturities of one year or less.

Interest rate gap analysis measures expected changes in net interest revenues by calculating the difference in the amounts of interest earning assets and interest bearing liabilities at each maturity and interest resetting date. Woori Bank performs interest rate gap analysis for Won and foreign currency-denominated assets and trust assets, and Kyongnam Bank and Kwangju Bank perform interest rate gap analysis for Won-denominated assets, on a monthly basis. Our subsidiaries report these results to the Group Risk Management Committee on a quarterly basis.

Interest Rate Gap Analysis. For interest rate gap analysis we use or assume the following maturities for different assets and liabilities:

•	With respect to maturities of assets, we assume remaining maturities of prime rate-linked loans with remaining maturities of over one year to be one year and use the actual maturities for prime rate-linked loans with remaining maturities of less than one year; furthermore, we assume the reserves with the Bank of Korea and loans and securities classified as substandard or below to have remaining maturities of over three years.

•	With respect to maturities of liabilities, we assume “non-core” demand deposits under the Financial Supervisory Commission guidelines to have remaining maturities of less than three months; and we assume 30% of “core” demand deposits under the same guidelines to have remaining maturities of less than three months and the remaining 70% to have remaining maturities of over three years.

The following tables show, for each of Woori Bank, Kyongnam Bank and Kwangju Bank on a non-consolidated basis, the interest rate gap for Korean Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2003, 2002 and 2001.

Woori Bank

	As of December 31, 2003
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Free interest rate	(Won)	4,534	(Won)	32	(Won)	149	(Won)	685	(Won)	1,672	(Won)	7,072
Market interest rate		50,594		5,501		5,746		8,007		223		70,071
Interest rate pegged to customer deposit		449		323		313		122		14		1,221

Total	(Won)	55,577	(Won)	5,856	(Won)	6,208	(Won)	8,814	(Won)	1,909	(Won)	78,364

Interest-earning liabilities
Free interest rate	(Won)	9,820	(Won)	1,002	(Won)	1,588	(Won)	2,855	(Won)	10,179	(Won)	25,444
Market interest rate		19,684		9,030		9,535		2,612		7,071		47,932

Total	(Won)	29,504	(Won)	10,032	(Won)	11,123	(Won)	5,467	(Won)	17,250	(Won)	73,376

Sensitivity gap		26,073		(4,175)		(4,915)		3,347		(15,341)		4,988
Cumulative gap		26,073		21,898		16,983		20,330		4,989
% of total assets		29.26%		24.57%		19.06%		22.82%		5.60%
Total assets in Won											(Won)	89,107

	As of December 31, 2003
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest-earning assets
Free interest rate		0		0		0		0		0		0
Market interest rate		$6,733		$1,120		$357		$295		$744		$9,249
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total		$6,733		$1,120		$357		$295		$744		$9,249

Interest-earning liabilities
Free interest rate		0		0		0		0		0		0
Market interest rate		$4,375		$1,152		$727		$1,386		$1,080		$8,720

Total		$4,375		$1,152		$727		$1,386		$1,080		$8,720

Sensitivity gap		2,358		(32)		(371)		(1,091)		(336)		529
Cumulative gap		2,358		2,326		1,956		864		528
% of total assets		19.88%		19.61%		16.49%		7.29%		4.45%
Total assets in US$												$11,863

	As of December 31, 2002
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Free interest rate	(Won)	7,066	(Won)	22	(Won)	145	(Won)	759	(Won)	1,616	(Won)	9,608
Market interest rate		35,076		4,745		5,933		8,678		1,931		56,363
Interest rate pegged to customer deposit		586		312		354		76		5		1,333

Total	(Won)	42,728	(Won)	5,079	(Won)	6,432	(Won)	9,513	(Won)	3,552	(Won)	67,304

Interest-earning liabilities
Free interest rate	(Won)	7,386	(Won)	1,198	(Won)	1,907	(Won)	2,636	(Won)	10,631	(Won)	23,758
Market interest rate		15,788		7,710		8,853		1,119		6,710		40,180

Total	(Won)	23,174	(Won)	8,908	(Won)	10,760	(Won)	3,755	(Won)	17,341	(Won)	63,938

Sensitivity gap		19,554		(3,829)		(4,328)		5,758		(13,789)		3,367
Cumulative gap		19,554		15,725		11,398		17,156		3,367
% of total assets		25.86%		20.80%		15.07%		22.69%		4.45%
Total assets in Won											(Won)	75,616

	As of December 31, 2002
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest-earning assets
Free interest rate		0		0		0		0		0		0
Market interest rate		$6,124		$1,474		$307		$115		$449		$8,469
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total		$6,124		$1,474		$307		$115		$449		$8,469

Interest-earning liabilities
Free interest rate		0		0		0		0		0		0
Market interest rate		$4,701		$1,194		$685		$1,239		$169		$7,988

Total		$4,701		$1,194		$685		$1,239		$169		$7,988

Sensitivity gap		1,423		281		(378)		(1,124)		280		481
Cumulative gap		1,423		1,704		1,326		202		482
% of total assets		14.39%		17.23%		13.41%		2.05%		4.88%
Total assets in US$												$9,891

	As of December 31, 2001
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Free interest rate	(Won)	13,937	(Won)	41	(Won)	349	(Won)	465	(Won)	4,746	(Won)	19,538
Market interest rate		16,559		2,187		3,899		3,929		7,918		34,492
Interest rate pegged to customer deposit		788		363		410		79		7		1,647

Total	(Won)	31,284	(Won)	2,591	(Won)	4,658	(Won)	4,473	(Won)	12,671	(Won)	55,677

Interest-earning liabilities
Free interest rate	(Won)	7,863	(Won)	792	(Won)	1,522	(Won)	3,386	(Won)	8,728	(Won)	22,291
Market interest rate		16,072		5,840		5,477		241		4,800		32,430

Total	(Won)	23,935	(Won)	6,632	(Won)	6,999	(Won)	3,627	(Won)	13,528	(Won)	54,721

Sensitivity gap		7,349		(4,041)		(2,342)		846		(857)		955
Cumulative gap		7,349		3,308		966		1,812		955
% of total assets		11.23%		5.06%		1.48%		2.77%		1.46%
Total assets in Won											(Won)	65,422

	As of December 31, 2001
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest-earning assets
Free interest rate		0		0		0		0		0		0
Market interest rate		$4,847		$1,402		$362		$90		$225		$6,926
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total		$4,847		$1,402		$362		$90		$225		$6,926

Interest-earning liabilities
Free interest rate		0		0		0		0		0		0
Market interest rate		$3,502		$1,030		$359		$123		$1,250		$6,264

Total		$3,502		$1,030		$359		$123		$1,250		$6,264

Sensitivity gap		1,345		372		2		(33)		(1,025)		662
Cumulative gap		1,345		1,717		1,719		1,685		661
% of total assets		17.83%		22.77%		22.80%		22.35%		8.76%
Total assets in US$												$7,540

Kyongnam Bank

	As of December 31, 2003
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Free interest rate	(Won)	1,881	(Won)	151	(Won)	218	(Won)	624	(Won)	673	(Won)	3,547
Market interest rate		3,666		517		289		993		534		5,999
Interest rate pegged to customer deposit		30		14		19		44		1		108

Total	(Won)	5,577	(Won)	682	(Won)	526	(Won)	1,661	(Won)	1,208	(Won)	9,654

Interest-earning liabilities
Free interest rate	(Won)	3,907	(Won)	987	(Won)	1,561	(Won)	511	(Won)	2,173	(Won)	9,139
Market interest rate		279		45		8		0		0		332

Total	(Won)	4,186	(Won)	1,032	(Won)	1,569	(Won)	511	(Won)	2,173	(Won)	9,471

Sensitivity gap		1,391		(350)		(1,043)		1,150		(965)		183
Cumulative gap		1,391		1,041		(2)		1,149		183
% of total assets		13.28%		9.94%		(0.02)%		10.96%		1.75%
Total assets in Won											(Won)	10,476

	As of December 31, 2003
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest-earning assets
Free interest rate		$88		$8		$69		$77		$32		$274
Market interest rate		94		27		3		0		2		126
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total		$182		$35		$72		$77		$34		$400

Interest-earning liabilities
Free interest rate		$62		$0		$2		$24		$0		$88
Market interest rate		82		8		68		122		17		297

Total		$144		$8		$70		$146		$17		$385

Sensitivity gap		38		27		1		(69)		17		14
Cumulative gap		38		65		66		(3)		14
% of total assets		9.00%		15.30%		15.58%		(0.60)%		3.37%
Total assets in US$												$425

	As of December 31, 2002
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Free interest rate	(Won)	2,050	(Won)	97	(Won)	191	(Won)	402	(Won)	778	(Won)	3,518
Market interest rate		2,820		190		517		922		350		4,799
Interest rate pegged to customer deposit		31		12		18		7		1		69

Total	(Won)	4,901	(Won)	299	(Won)	726	(Won)	1,331	(Won)	1,129	(Won)	8,386

Interest-earning liabilities
Free interest rate	(Won)	3,297	(Won)	846	(Won)	1,584	(Won)	406	(Won)	1,946	(Won)	8,079
Market interest rate		379		63		6		0		0		448

Total	(Won)	3,676	(Won)	909	(Won)	1,590	(Won)	406	(Won)	1,946	(Won)	8,527

Sensitivity gap		1,225		(611)		(864)		925		(817)		(142)
Cumulative gap		1,225		615		(249)		676		(141)
% of total assets		12.94%		6.49%		(2.63)%		7.14%		(1.49)%
Total assets in Won											(Won)	9,467

	As of December 31, 2002
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest-earning assets
Free interest rate		$166		$6		$54		$43		$31		$300
Market interest rate		58		28		1		0		7		94
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total		$224		$34		$55		$43		$38		$394

Interest-earning liabilities
Free interest rate		$152		$0		$2		$19		$0		$173
Market interest rate		50		55		34		57		21		217

Total		$202		$55		$36		$76		$21		$390

Sensitivity gap		23		(21)		20		(33)		17		4
Cumulative gap		23		1		21		(12)		5
% of total assets		5.34%		0.28%		4.92%		(2.90)%		1.15%
Total assets in US$												$424

	As of December 31, 2001
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Free interest rate	(Won)	3,281	(Won)	149	(Won)	311	(Won)	319	(Won)	694	(Won)	4,754
Market interest rate		1,001		353		383		608		215		2,560
Interest rate pegged to customer deposit		16		8		11		5		2		42

Total	(Won)	4,298	(Won)	510	(Won)	705	(Won)	932	(Won)	911	(Won)	7,356

Interest-earning liabilities
Free interest rate	(Won)	2,650	(Won)	831	(Won)	1,032	(Won)	436	(Won)	2,012	(Won)	6,961
Market interest rate		385		107		57		0		0		549

Total	(Won)	3,035	(Won)	938	(Won)	1,089	(Won)	436	(Won)	2,012	(Won)	7,510

Sensitivity gap		1,264		(429)		(384)		496		(1,101)		(154)
Cumulative gap		1,264		835		451		947		(154)
% of total assets		15.11%		9.99%		5.40%		11.33%		(1.84)%
Total assets in Won											(Won)	8,360

	As of December 31, 2001
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of US$)
Foreign currency-accounts:
Interest-earning assets
Free interest rate		$53		$2		$1		$20		$22		$96
Market interest rate		121		29		3		3		8		164
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total		$174		$31		$4		$23		$30		$262

Interest-earning liabilities
Free interest rate		$47		$1		$2		$0		$0		$50
Market interest rate		87		23		21		63		14		208

Total		$134		$24		$23		$63		$14		$258

Sensitivity gap		39		7		(19)		(40)		16		4
Cumulative gap		39		47		28		(12)		4
% of total assets		13.68%		16.19%		9.58%		(4.26)%		1.30%
Total assets in US$												$289

Kwangju Bank

	As of December 31, 2003
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Free interest rate	(Won)	571	(Won)	392	(Won)	688	(Won)	440	(Won)	283	(Won)	2,374
Market interest rate		3,304		181		461		940		514		5,400
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	(Won)	3,875	(Won)	573	(Won)	1,149	(Won)	1,380	(Won)	797	(Won)	7,774

Interest-earning liabilities
Free interest rate	(Won)	2,395	(Won)	1,283	(Won)	1,240	(Won)	607	(Won)	1,673	(Won)	7,198
Market interest rate		411		181		53		1		210		856

Total	(Won)	2,806	(Won)	1,464	(Won)	1,293	(Won)	608	(Won)	1,883	(Won)	8,054

Sensitivity gap		1,069		(891)		(144)		772		(1,086)		(280)
Cumulative gap		1,069		177		33		805		(281)
% of total assets		12.10%		2.01%		0.38%		9.12%		(3.18)%
Total assets in Won											(Won)	8,831

	As of December 31, 2003
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest-earning assets
Free interest rate		$138		$4		$3		$0		$0		$145
Market interest rate		4		1		0		0		0		5
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total		$142		$5		$3		$0		$0		$150

Interest-earning liabilities
Free interest rate		$145		$1		$3		$0		$0		$149
Market interest rate		0		0		0		0		0		0

Total		$145		$1		$3		$0		$0		$149

Sensitivity gap		(3)		3		0		0		0		0
Cumulative gap		(3)		0		0		0		0
% of total assets		(1.98)%		0.05%		0.04%		0.04%		0.04%
Total assets in US$												$161

	As of December 31, 2002
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Free interest rate	(Won)2,954	(Won)68	(Won)100	(Won)200	(Won)372	(Won)3,694
Market interest rate	1,779	144	177	454	688	3,242
Interest rate pegged to customer deposit	0	0	0	0	0	0

Total	(Won)4,733	(Won)212	(Won)277	(Won)654	(Won)1,060	(Won)6,936

Interest-earning liabilities
Free interest rate	(Won)2,365	(Won)902	(Won)1,295	(Won)395	(Won)1,525	(Won)6,482
Market interest rate	346	76	32	6	252	712

Total	(Won)2,711	(Won)978	(Won)1,327	(Won)401	(Won)1,777	(Won)7,194

Sensitivity gap	2,022	(766)	(1,050)	253	(717)	(258)
Cumulative gap	2,022	1,256	206	459	(259)
% of total assets	25.66%	15.94%	2.61%	5.82%	(3.28)%
Total assets in Won						(Won)7,878

	As of December 31, 2002
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(in billions of US$)
Foreign currency-accounts:
Interest-earning assets
Free interest rate	$107	$4	$0	$0	$0	$111
Market interest rate	2	5	0	0	0	7
Interest rate pegged to customer deposit	0	0	0	0	0	0

Total	$109	$9	$0	$0	$0	$118

Interest-earning liabilities
Free interest rate	$126	$7	$0	$0	$0	$133
Market interest rate	0	0	0	0	0	0

Total	$126	$7	$0	$0	$0	$133

Sensitivity gap	(17)	2	0	0	0	(15)
Cumulative gap	(17)	(15)	(15)	(15)	(15)
% of total assets	(11.88)%	(10.26)%	(10.22)%	(10.22)%	(10.22)%
Total assets in US$						$142

	As of December 31, 2001
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Free interest rate	(Won)	2,562	(Won)	61	(Won)	122	(Won)	191	(Won)	345	(Won)	3,281
Market interest rate		735		109		234		552		1,190		2,820
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	(Won)	3,297	(Won)	170	(Won)	356	(Won)	743	(Won)	1,535	(Won)	6,101

Interest-earning liabilities
Free interest rate	(Won)	2,129	(Won)	824	(Won)	973	(Won)	594	(Won)	1,329	(Won)	5,849
Market interest rate		319		51		63		28		167		628

Total	(Won)	2,448	(Won)	875	(Won)	1,036	(Won)	622	(Won)	1,496	(Won)	6,477

Sensitivity gap		849		(705)		(680)		121		39		(376)
Cumulative gap		849		143		(536)		(115)		(377)
% of total assets		12.18%		2.06%		(7.70)%		(5.96)%		(5.41)%
Total assets in Won											(Won)	6,967

	As of December 31, 2001
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-accounts:
Interest-earning assets
Free interest rate		$32		$5		$0		$0		$0		$37
Market interest rate		6		6		0		0		0		12
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total		$38		$11		$0		$0		$0		$49

Interest-earning liabilities
Free interest rate		$80		$3		$0		$0		$0		$83
Market interest rate		0		0		0		0		0		0

Total		$80		$3		$0		$0		$0		$83

Sensitivity gap		(42)		7		0		0		0		(34)
Cumulative gap		(42)		(35)		(35)		(35)		(35)
% of total assets		(49.82)%		(41.26)%		(41.44)%		(41.44)%		(41.44)%
Total assets in US$												$84

Duration Gap Analysis. Each of Woori Bank, Kyongnam Bank and Kwangju Bank also performs a duration gap analysis to measure and manage its interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses only on accounting income and not on the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes.

For duration gap analysis, we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows, for Woori Bank, Kyongnam Bank and Kwangju Bank on a combined basis, duration gaps and net asset value changes when interest rate increases by one percentage point as of the specified dates.

Date	Asset duration	Liability duration	Duration gap	Net asset value change
(in years)	(in years)	(in years)	(in billions of Won)
December 31, 2001 (1)	1.34	0.52	0.84	(Won)	(452)
June 30, 2002 (1)	0.84	0.85	0.02	(11)
December 31, 2002	0.87	1.00	(0.10)	95
June 30, 2003	0.67	0.68	0.03	(33)
December 31, 2003	0.62	0.88	(0.18)	195

(1)	Includes data for Woori Bank only.

We set interest rate risk limits using historical interest rate volatility of government bonds and duration gaps with respect to expected asset and liability positions based on our annual business plans. The following table summarizes, for Woori Bank, Kyongnam Bank and Kwangju Bank on a combined basis, our interest rate risk, taking into account asset and liability durations among the periods as of December 31, 2003, 2002 and 2001. As a result of changes in our internal systems, figures between the two years may not be comparable in all cases.

	As of December 31, 2003
	0-3 months		3-6 months		6-12 months		1-3 years		Over 3 years		Total
	(in millions of US$ or billions of Won, except maturities in years)
Won-denominated:
Asset position	(Won)	65,029	(Won)	7,112	(Won)	7,884	(Won)	11,823	(Won)	3,914	(Won)	95,762
Liability position		36,497		12,528		13,984		6,585		21,306		90,900

Gap		28,532		(5,416)		(6,100)		5,238		(17,392)		4,862
Average maturity		0.12		0.36		0.71		1.82		3.46
Interest rate volatility		2.36%		2.35%		2.87%		2.95%		3.65%
Amount at risk	(Won)	81	(Won)	(46)	(Won)	(124)	(Won)	281	(Won)	(2,197)	(Won)	(2,005)
Foreign currency-denominated:
Asset position		$7,091		$1,165		$434		$373		$783		$9,846
Liability position		4,664		1,168		804		1,540		1,103		9,300

Gap		2,405		3		370		(1,167)		(320)		546
Average maturity		0.12		0.36		0.71		1.82		3.46
Interest rate volatility		2.10%		1.98%		1.93%		1.93%		1.93%
Amount at risk		$6		$—		$(5)		$(41)		$(19)		$(61)

	As of December 31, 2002
	0-3 months		3-6 months		6-12 months		1-3 years		Over 3 years		Total
	(in millions of US$ or billions of Won, except maturities in years)
Won-denominated:
Asset position	(Won)	52,362	(Won)	5,590	(Won)	7,435	(Won)	11,497	(Won)	5,740	(Won)	82,623
Liability position		29,561		10,796		13,677		4,562		21,064		79,661

Gap		22,801		(5,206)		6,242		6,935		(15,324)		2,962
Average maturity		0.12		0.36		0.71		1.82		3.46
Interest rate volatility		1.38%		1.46%		2.00%		1.95%		1.94%
Amount at risk	(Won)	38	(Won)	(27)	(Won)	(89)	(Won)	(246)	(Won)	(1,029)	(Won)	(861)
Foreign currency-denominated:
Asset position		$6,535		$1,535		$367		$159		$492		$9,089
Liability position		5,088		1,270		730		1,330		191		8,611

Gap		1,447		265		363		(1,171)		301		478
Average maturity		0.12		0.36		0.71		1.82		3.46
Interest rate volatility		0.65%		0.68%		0.83%		0.83%		0.83%
Amount at risk		$1		$1		$(3)		$18		$8		$(9)

	As of December 31, 2001
	0-3 months		3-6 months		6-12 months		1-3 years		Over 3 years		Total
	(in millions of US$ or billions of Won, except maturities in years)
Won-denominated:
Asset position	(Won)	38,879	(Won)	3,272	(Won)	5,719	(Won)	6,148	(Won)	15,160	(Won)	69,134
Liability position		29,417		8,445		9,124		4,686		17,036		68,708

Gap		9,462		(5,173)		(3,405)		1,462		(1,920)		427
Average maturity		0.12		0.36		0.71		1.82		3.46
Interest rate volatility		1.18%		1.96%		3.28%		3.06%		2.95%
Amount at risk	(Won)	13	(Won)	(37)	(Won)	(79)	(Won)	81	(Won)	(196)	(Won)	(217)
Foreign currency-denominated:
Asset position		$5,108		$1,459		$3,690		$113		$257		$7,306
Liability position		3,751		1,067		3,863		187		1,276		6,668

Gap		1,357		392		(173)		(74)		(1,019)		638
Average maturity		0.12		0.36		0.71		1.82		3.46
Interest rate volatility		2.50%		2.53%		3.43%		2.92%		2.57%
Amount at risk		$4		$4		$—		$(4)		$(91)		$(87)

The Group Risk Management Committee reviews gap analysis reports, duration gap analysis reports and interest rate limit compliance reports prepared by our subsidiary risk management departments on a quarterly basis.

Foreign Exchange Risk

We manage foreign exchange rate risk arising in connection with the management of our assets and liabilities together with such risks arising from our trading operations. See “—Market Risk Management for Trading Activities—Foreign Exchange Risk” above.

Liquidity Risk Management

Liquidity risk is the risk of insolvency or loss due to disparity between inflow and outflow of funds such as maturity mismatch, including having to obtain funds at a high price or to dispose of securities at an unfavorable price due to lack of available funds. We manage our liquidity in order to meet our financial liabilities from withdrawals of deposits, redemption of matured debentures and repayments at maturity of borrowed funds. We also require sufficient liquidity to fund loans and extend other forms of credits, as well as to make investments in securities. Each of our Subsidiary Risk Management Committees establishes liquidity policies for its respective subsidiary and monitors liquidity on an on-going basis. Our subsidiaries make constant adjustment to take into account variables affecting their liquidity levels. Our subsidiary risk management departments review the uses and sources of funds on a daily basis, taking into consideration the various goals of their respective business units.

Our liquidity management goal is to be able, even under adverse conditions, to meet all our liability repayments on time and fund all investment opportunities. Since the formation of the holding company structure, neither we nor our subsidiaries have experienced significant liquidity risk.

We maintain diverse sources of liquidity to facilitate flexibility in meeting our funding requirements. We fund our operations principally by accepting deposits from retail and corporate depositors, accessing the call loan market (a short-term market for loans with maturities of less than one month), issuing debentures and borrowing from the Bank of Korea. We use the majority of funds raised by us to extend loans or purchase securities. Generally, deposits are of shorter average maturity than loans or investments.

In managing liquidity risk, each of our subsidiaries currently determines gap limits, implements those limits and monitors maturity gaps using its asset and liability management system. We plan, however, to establish group-wide gap limits for liquidity management purposes starting in the second half of 2003. Each subsidiary has set a total limit in order to manage liquidity risk. For example, Woori Bank’s three-month accumulated gap limits for banking and trust accounts are between -5% and 10% and above zero percent, respectively. In the foreign currency account, the limit for a one-week gap has been set as 0% or higher and as -10% or higher for a one-month gap.

Liquidity is maintained by holding sufficient quantities of assets that can be liquidated to meet actual or potential demands for funds from depositors and others. Liquidity is also managed by ensuring that the excess of maturing liabilities over maturing assets in any period is kept to manageable levels relative to the amount of funds we believe we can raise by issuing securities when required. We seek to minimize our liquidity costs by managing our liquidity position on a daily basis and by limiting the amount of cash at any time that is not invested in interest earning assets or securities.

The Financial Supervisory Commission requires each Korean bank to maintain a Won liquidity ratio of not less than 100% and to make quarterly reports to the Financial Supervisory Commission. The Financial Supervisory Commission defines the Won liquidity ratio as Won-denominated liquid assets (including marketable securities) due within three months divided by Won-denominated liabilities due within three months.

The following table shows the liquidity status and limits for Won accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2003 in accordance with Financial Supervisory Commission regulations.

	3 months or less
	Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank
	(in billions of Won)
Assets (A)	(Won)	40,093	(Won)	31,867	(Won)	4,634	(Won)	3,593
Liabilities (B)		35,721		28,483		4,158		3,081
Liquidity gap		4,372		3,384		476		512
Liquidity ratio (A/B)		112.24%		111.88%		111.44%		116.62%
Limit		105%		105%		105%		105%

The following table shows the liquidity status and limits for foreign currency accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2003 in accordance with Financial Supervisory Commission regulations.

	7 days or less				7 days-1 month				1-3 months
	Woori Finance Holdings	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Finance Holdings	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank
	(in millions of US$)
Foreign currency accounts:
Foreign currency assets	$3,277	$3,086	$137	$54	$1,647	$1,602	$33	$13	$2,364		$2,311		$38		$14
Foreign currency liabilities	2,563	2,438	94	31	1,844	1,761	77	5	1,935		1,912		9		14
Maturity gap	714	648	43	23	(197)	(159)	(45)	7	429		400		28		0
Cumulative gap(A)	714	648	43	23	517	489	(2)	30	946		889		27		30
Total assets(B)	13,029	12,444	424	161	13,029	12,444	424	161	13,029		12,444		424		161
Liquidity gap ratio (A/B) (1)	5.48%	5.21%	10.11%	14.03%	3.97%	3.93%	(0.40)%	18.56%	114.91	%(1)	114.54	%(1)	114.81	%(1)	159.87	%(1)
Limits	0%	0%	0%	0%	(10)%	(10)%	(10)%	(10)%	80%		80%		80%		80%

(1)	Liquidity ratios.

Our Subsidiary Risk Management Committees receive reports from our subsidiaries regarding their respective liquidity ratios and liquidity gap ratios on a monthly basis. Based on those reports, each subsidiary’s risk management department reports these results to the Group Risk Management Committee on a quarterly basis.

Operational Risk Management

Operational risk is difficult to quantify and subject to different definitions. We define our operational risk as the risk related to the overall management of the group other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error or non-adherence to systems and procedures, or from fraud or inadequate internal controls and procedures, resulting in financial or reputational loss. Woori Bank divides operational risk into business risks and event risks for measurement purposes with respect to our calculations of risk-adjusted return on capital. We currently expect to complete implementation of these aspects of the operational risk management system on a group-wide basis after we complete the integration of our accounting and management information systems, which we expect will occur in 2005.

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. Several bodies are responsible for managing our operational risk, including our Audit Council (which reports to our group-level Audit Committee), our group-level legal and compliance department and the Subsidiary Risk Management Committees and their respective risk management units. In particular, our group-level Audit Committee monitors our subsidiaries’ compliance with our internal policies and guidelines relating to the issuance of credit and ongoing review of a borrower’s ability to meet its obligations. We have established group-wide internal guidelines with respect to our subsidiaries’ audit reporting requirements. Our subsidiaries review their operations and their level of compliance with our risk management policies and guidelines on annual basis. As part of this process, they report any problems discovered and any remedial actions taken to our group-level Audit Committee. Based on the results of these reports, or on an ad hoc basis in response to any problem or potential problem that it identifies, the Audit Committee may direct a subsidiary to conduct an audit of its operations or, if it chooses to do so, conduct its own audit of those operations. The Audit Committee and the Audit Council interact on a regular basis with our legal and compliance department and our risk management department.

In April 2004, Woori Bank discovered that two employees of its credit card unit (formerly Woori Credit Card) had embezzled an estimated (Won)40 billion over the course of four months. The two employees are suspected of carrying out the theft to cover losses caused by futures trading. Nearly half of the embezzled money appears to have been lost in stock futures and options trading, although the exact size of the losses is unknown. As a result of its investigation, the Financial Supervisory Service issued warnings against 23 former Woori Credit Card executives and employees for their negligence in not adhering to internal compliance procedures.

We consider legal risk as a part of our operational risk. The uncertainty of the enforceability of the obligations of our customers and counterparties, including foreclosure on collateral, creates legal risk. Changes in laws and regulations could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts although legal risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the banking industry remain untested. Our subsidiaries’ legal departments seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. Each of our subsidiaries’ internal auditors also review loan documentation to ensure that these are correctly drawn up to withstand scrutiny in court should such scrutiny occur.

In connection with our disaster recovery capabilities, we are in the process of meeting the guidelines suggested by the Financial Supervisory Commission. These generally require that generally our disaster and recovery capabilities enable us to recover data and resume operations within three hours with respect to our banking, securities and credit card subsidiaries. With respect to our other subsidiaries, we are required to establish disaster and recovery capabilities that enable us to recover data and resume operations within one day. The current status of our primary operating subsidiaries disaster recovery capabilities is as follows:

•	Our disaster recovery capabilities at Woori Securities comply with Financial Supervisory Commission requirements.

•	Our disaster recovery capabilities at Woori Bank and Kyongnam Bank have a targeted recovery and resumption time estimated at 20 hours, which does not comply with those requirements.

•	We currently have limited disaster recovery capabilities at Kwangju Bank (which we began developing in the first quarter of 2004).

The majority of our information technology systems are operated by our subsidiary, Woori Finance Information System. We are also in the process of integrating our accounting and management information systems and establishing database back-up and recovery systems with respect to account information, application programs and system files with respect to our customers. We currently have a “warm site” in operation with respect to Woori Bank which backs up transaction information on a daily basis and intend to commence operations of a “mirror site” in 2004. Woori Securities already has an operational mirror site. We expect to meet the Financial Supervisory Commission’s suggested guidelines for Kyongnam Bank and Kwangju Bank after we complete the integration of our accounting and management information systems, which we expect will occur in 2005. With respect to our other subsidiaries, we are currently examining the best ways in which to establish disaster recovery capabilities. See “Item 3D. Risk Factors—Other risks relating to our business—We may experience disruptions, delays and other difficulties from our information technology systems.”

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15. CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that we do not have an “audit committee financial expert” serving on our audit committee as defined by the U.S. Securities and Exchange Commission, as none of our audit committee members have the familiarity with U.S. GAAP required by the SEC, which is the GAAP of the financial statements included in this annual report Our board believes that the interests of our stockholders can be adequately served for the time being by the current members but intends to add such an expert to the board once a suitable candidate can be identified and recruited.

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, and chief financial officer and persons performing similar functions as well as to our non-executive directors and other officers and employees. Our code of ethics is available on our website at www.woorifg.com and our code of ethics is filed as an exhibit to this Form 20-F. If we amend the provisions of our code of ethics that apply to our chief executive officer and chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, Deloitte & Touche LLC, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte & Touche”), which includes Deloitte Consulting, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002		2003
	(in millions of Won)
Audit fees	(Won)	6,653	(Won)	7,191
Audit-related fees		169		176
Tax fees		31		143
Other fees		6,003		1,935

Total fees	(Won)	12,856	(Won)	9,445

Audit fees in the above table are the aggregate fees billed by Deloitte & Touche in connection with the audit of our annual financial statements, the review of our interim financial statements and the issuance of comfort letters in connection with the issuance of debt securities.

Audit-related fees in the above table are the aggregate fees billed by Deloitte & Touche for agreed upon procedures related to various transactions involving us and our subsidiaries.

Tax fees in the above table are fees billed by Deloitte & Touche for assistance in the preparation of certain tax returns and other tax advice.

Other fees in the above table are fees billed by Deloitte & Touche primarily related to consulting services provided by Deloitte Consulting to Woori Bank in connection with the business process reengineering of Woori Bank’s branch offices.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 17. FINANCIAL STATEMENTS

Not Applicable

Item 18. FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19. EXHIBITS

(a) List of Financial Statements:

(b) Exhibits

Number		Description
1.1		Articles of Incorporation of Woori Finance Holdings (translation in English).

2.1	*	Form of Stock Certificate of Woori Finance Holdings’ common stock, par value (Won)5,000 per share (translation in English).

2.2	**	Form of Deposit Agreement among Woori Finance Holdings, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt.

4.1	*	Memorandum of understanding between the KDIC and Woori Finance Holdings dated July 2, 2001, as amended.

4.2	*	Memorandum of understanding between the KDIC and Hanvit Bank (since renamed Woori Bank) dated December 30, 2000, as amended.

4.3	*	Memorandum of understanding between the KDIC and Kyongnam Bank dated December 30, 2000, as amended.

4.4	*	Memorandum of understanding between the KDIC and Kwangju Bank dated December 30, 2000, as amended.

4.5	*	Memorandum of understanding between Woori Finance Holdings and Hanvit Bank (since renamed Woori Bank) dated July 12, 2001, as amended.

4.6	*	Memorandum of understanding between Woori Finance Holdings and Kyongnam Bank dated July 31, 2001, as amended.

4.7	*	Memorandum of understanding between Woori Finance Holdings and Kwangju Bank dated July 31, 2001, as amended.

8.1	***	List of subsidiaries of Woori Finance Holdings.

11.1		Code of Ethics.

12.1		Section 302 certifications.

13.1		Section 906 certifications.

*	Incorporated by reference to the exhibits to the Registration Statement on Form 20-F (No. 001-31811), filed on September 25, 2003
**	Incorporated by reference to exhibit (a) to the Registration Statement on Form F-6 (No. 333-109106), filed on September 25, 2003.
***	Incorporated by reference to Note 40 of the notes to the consolidated financial statements of Woori Finance Holdings included in this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WOORI FINANCE HOLDINGS CO., LTD. (Registrant)

/s/ YOUNG-KEY HWANG
(Signature)
Young-Key Hwang,
Chairman and Chief Executive Officer
Name/Title

Date:  June 30, 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Woori Finance Holdings Co., Ltd. and subsidiaries (collectively referred to as the “Company”) as of December 31, 2001, 2002 and 2003, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003 (all expressed in Korean Won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Woori Finance Holding Co., Ltd. and subsidiaries as of December 31, 2001, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Korean Won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

/s/ DELOITTE & TOUCHE LLC

April 21, 2004

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001, 2002 AND 2003

	Korean Won			US Dollars
	2001	2002	2003	2003
	(in millions)			(in thousands) (Note 1)
ASSETS
Cash and cash equivalents	3,507,653	2,852,186	2,550,538	2,139,713
Restricted cash	1,894,710	3,075,908	3,222,283	2,703,258
Interest bearing deposits in other banks	1,687,042	1,826,170	1,640,210	1,376,015
Call loans and securities purchased under resale agreements	3,572,846	629,346	1,126,988	945,460
Trading assets:
Korea Deposit Insurance Corporation	612,057	421,001	302,268	253,581
Unrelated parties	3,517,877	3,369,026	3,988,546	3,346,096
Available-for-sale securities:
Korea Deposit Insurance Corporation	1,731,029	2,449,331	2,109,546	1,769,753
Unrelated parties	7,089,266	8,396,900	10,298,343	8,639,549
Held-to-maturity securities (fair value of 11,798,825 million Won in 2001, 10,447,615 million Won in 2002 and 10,143,290 million Won in 2003):
Korea Deposit Insurance Corporation	5,848,936	6,040,184	6,088,692	5,107,963
Unrelated parties	5,352,936	3,919,072	3,712,841	3,114,799
Other investment assets	911,428	731,279	792,746	665,055
Loans (net of allowance for loan and lease losses of 4,323,407 million Won in 2001, 3,770,356 million Won in 2002 and 2,833,675 million Won in 2003):
Korea Deposit Insurance Corporation	—	—	25,600	21,477
Directors	142	—	17	14
Employees	214,489	195,209	204,861	171,863
Unrelated parties	56,602,543	76,289,353	85,356,475	71,607,781
Due from customers on acceptances	568,743	461,154	420,859	353,070
Premises and equipment, net	2,194,721	2,248,425	2,150,895	1,804,442
Accrued interest and dividends receivable	693,937	671,808	746,765	626,481
Assets held for sale	1,207,231	240,329	—	—
Goodwill	—	—	24,571	20,613
Other intangible assets, net	287,268	197,230	167,900	140,856
Other assets:
Korea Deposit Insurance Corporation	708,075	648,777	502,243	421,345
Trust	—	3,083	3,889	3,263
Unrelated parties	2,479,696	2,377,305	2,175,771	1,825,311

Total assets	100,682,625	117,043,076	127,612,847	107,057,758

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2001, 2002 AND 2003

	Korean Won			US Dollars
	2001	2002	2003	2003
	(in millions)			(in thousands) (Note 1)
LIABILITIES
Deposits:
Interest bearing	65,511,349	75,190,498	85,481,655	71,712,798
Non-interest bearing	3,581,525	3,407,615	3,520,977	2,953,840
Call money	502,803	804,337	412,078	345,703
Trading liabilities	148,225	322,155	473,074	396,874
Acceptances outstanding	568,743	461,154	420,859	353,070
Other borrowed funds:
Trust	1,641,794	777,500	1,611,050	1,351,552
Unrelated parties	6,322,428	10,548,015	7,734,160	6,488,389
Secured borrowings	4,913,737	4,755,524	4,321,289	3,625,242
Long-term debt	8,947,457	11,304,635	14,916,813	12,514,105
Accrued interest payable	1,547,692	1,528,160	1,617,963	1,357,352
Liabilities held for sale	1,584,278	151,846	—	—
Other liabilities	3,073,798	3,555,209	3,217,837	2,699,527

Total liabilities	98,343,829	112,806,648	123,727,755	103,798,452

Commitments and contingencies (Notes 4, 35 and 37)

Minority interest	31,011	279,051	229,138	192,230

STOCKHOLDERS’ EQUITY
Common stock 5,000 Won par value, authorized 2,400 million shares, issued and outstanding 727,458,609 shares in 2001, 767,814,797 shares in 2002 and 775,504,910 shares in 2003	3,637,293	3,839,074	3,877,525	3,252,957
Additional paid-in capital	3,737,013	4,353,233	4,645,721	3,897,417
Accumulated deficit	(5,276,983)	(4,263,095)	(4,992,691)	(4,188,499)
Accumulated other comprehensive income, net of tax	210,462	28,165	125,399	105,201

Total stockholders’ equity	2,307,785	3,957,377	3,655,954	3,067,076

Total liabilities, minority interest and stockholders’ equity	100,682,625	117,043,076	127,612,847	107,057,758

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Korean Won			US Dollars
	2001	2002	2003	2003
	(in millions, except per share amounts)			(in thousands, except per share amount) (Note 1)
Interest and dividend income
Loans:
Korea Deposit Insurance Corporation	17,358	—	191	160
Directors	—	—	1	1
Employees	11,813	10,911	8,940	7,500
Unrelated parties	5,169,439	5,137,121	5,812,641	4,876,377
Deposits in other banks	123,331	86,286	72,942	61,193
Trading assets:
Korea Deposit Insurance Corporation	31,474	30,143	26,531	22,258
Unrelated parties	204,022	185,104	175,680	147,383
Investment securities:
Korea Deposit Insurance Corporation	553,108	604,281	620,665	520,692
Unrelated parties	1,006,693	853,706	757,154	635,196
Call loans and securities purchased under resale agreements	62,713	42,028	45,206	37,924

Total interest and dividend income	7,179,951	6,949,580	7,519,951	6,308,684

Interest expense
Deposits	3,252,995	2,699,511	2,744,006	2,302,018
Call money	39,282	38,405	34,909	29,286
Other borrowed funds:
Trust	45,026	29,578	38,812	32,560
Unrelated parties	496,116	278,131	274,007	229,872
Secured borrowings	284,330	286,544	258,645	216,984
Long-term debt	646,171	658,887	766,626	643,143

Total interest expense	4,763,920	3,991,056	4,117,005	3,453,863

Net interest income	2,416,031	2,958,524	3,402,946	2,854,821

Provisions
Provision for loan and lease losses	1,113,768	1,247,350	2,312,716	1,940,198
Provision for guarantees and acceptances (reversal of provision)	(158,699)	106,170	201,335	168,905
Other provision	172,859	144,758	101,647	85,274

Total provisions	1,127,928	1,498,278	2,615,698	2,194,377

Net interest income after provision for loan and lease losses, guarantees and acceptances and other	1,288,103	1,460,246	787,248	660,444

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Korean Won			US Dollars
	2001	2002	2003	2003
	(in millions, except per share amounts)			(in thousands, except per share amount) (Note 1)
Non-interest income
Trust fees, net	48,689	61,662	45,404	38,091
Fees and commission income	659,127	1,105,047	1,086,810	911,753
Trading revenue, net:
Korea Deposit Insurance Corporation	12,760	7,088	641	538
Unrelated parties	54,642	258,118	110,723	92,888
Investment securities gain (loss), net:
Korea Deposit Insurance Corporation	26,982	2,532	4,551	3,818
Unrelated parties	(290,560)	32,083	(87,346)	(73,277)
Other non-interest income	534,711	318,036	274,115	229,962

Total non-interest income	1,046,351	1,784,566	1,434,898	1,203,773

Non-interest expenses
Salaries and employee benefits	540,343	721,945	865,417	726,021
Depreciation and amortization	339,533	227,757	266,124	223,258
Other administrative expenses	562,246	840,505	742,191	622,643
Fees and commissions	147,914	453,707	335,682	281,612
Other non-interest expenses	490,489	335,503	427,018	358,237

Total non-interest expenses	2,080,525	2,579,417	2,636,432	2,211,771

Income (loss) from continuing operations before income tax expense, minority interest and discontinued operations	253,929	665,395	(414,286)	(347,554)
Income tax expense	322,879	363,491	254,044	213,124
Minority interest	4,082	6,004	4,004	3,359

Income (loss) from continuing operations	(73,032)	295,900	(672,334)	(564,037)

Discontinued operations (Note 29)
Income (loss) from operations of discontinued components	(59,269)	932,026	—	—
Gain on disposal of discontinued components	—	89,294	—	—
Tax expense on discontinued operations	—	303,332	—	—

Total income (loss) from discontinued operations	(59,269)	717,988	—	—

Net income (loss)	(132,301)	1,013,888	(672,334)	(564,037)

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Korean Won			US Dollars
	2001	2002	2003	2003
	(in millions, except per share amounts)			(in thousands, except per share amount) (Note 1)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net of tax	(1,926)	1,062	1,911	1,603
Net unrealized gains (losses) on available-for-sale securities, net of tax	43,097	(183,359)	95,323	79,969

Total other comprehensive income (loss), net of tax	41,171	(182,297)	97,234	81,572

Comprehensive income (loss)	(91,130)	831,591	(575,100)	(482,465)

Net income (loss) per common share
Basic:
Income (loss) from continuing operations	(100)	395	(871)	(0.73)

Income (loss) from discontinued operations	(82)	958	—	—

Net income (loss)	(182)	1,353	(871)	(0.73)

Diluted:
Income (loss) from continuing operations	(100)	394	(871)	(0.73)

Income (loss) from discontinued operations	(82)	955	—	—

Net income (loss)	(182)	1,349	(871)	(0.73)

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income, net of tax	Total stockholders’ equity
	Shares	Amount
	Korean Won (in millions, except share data)
Balance at January 1, 2001	—	—	4,340,273	(5,144,682)	169,291	(635,118)
Capital injection by Korea Deposit Insurance Corporation, including 767,329 million Won of tax effect of utilization of pre-acquisition NOLs	—	—	2,614,513	—	—	2,614,513
Transfer of additional paid-in capital to common stock (Note 24)	727,458,609	3,637,293	(3,637,293)	—	—	—
Issuance of stock purchase warrants	—	—	1,163	—	—	1,163
Capital transactions of affiliates	—	—	99,280	—	—	99,280
Reduction of deficit equity (Notes 24 and 32)	—	—	319,077	—	—	319,077
Other comprehensive income, net of tax	—	—	—	—	41,171	41,171
Net loss	—	—	—	(132,301)	—	(132,301)

Balance at December 31, 2001	727,458,609	3,637,293	3,737,013	(5,276,983)	210,462	2,307,785

Issuance of common stock	40,356,188	201,781	58,646	—	—	260,427
Capital transactions of affiliates	—	—	677	—	—	677
Reduction of deficit equity (Notes 24 and 32)	—	—	556,762	—	—	556,762
Grant of stock options	—	—	135	—	—	135
Other comprehensive loss, net of tax	—	—	—	—	(182,297)	(182,297)
Net income	—	—	—	1,013,888	—	1,013,888

Balance at December 31, 2002	767,814,797	3,839,074	4,353,233	(4,263,095)	28,165	3,957,377

Issuance of common stock	7,690,113	38,451	(574)	—	—	37,877
Capital transactions of affiliates	—	—	25,955	—	—	25,955
Reduction of deficit equity (Notes 24 and 32)	—	—	265,721	—	—	265,721
Grant of stock options	—	—	1,386	—	—	1,386
Other comprehensive loss, net of tax	—	—	—	—	97,234	97,234
Net loss	—	—	—	(672,334)	—	(672,334)
Dividends (1)	—	—	—	(57,262)	—	(57,262)

Balance at December 31, 2003	775,504,910	3,877,525	4,645,721	(4,992,691)	125,399	3,655,954

Balance at December 31, 2002	767,814,797	3,220,700	3,652,041	(3,576,423)	23,629	3,319,947
Issuance of common stock	7,690,113	32,257	(481)	—	—	31,776
Capital transactions of affiliates	—	—	21,774	—	—	21,774
Reduction of deficit equity (Notes 24 and 32)	—	—	222,920	—	—	222,920
Grant of stock options	—	—	1,163	—	—	1,163
Other comprehensive loss, net of tax	—	—	—	—	81,572	81,572
Net loss	—	—	—	(564,037)	—	(564,037)
Dividends (1)	—	—	—	(48,039)	—	(48,039)

Balance at December 31, 2003	775,504,910	3,252,957	3,897,417	(4,188,499)	105,201	3,067,076

(1)	Dividends paid based on retained earnings in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”)

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Korean Won			US Dollars
	2001	2002	2003	2003
	(in millions)			(in thousands) (Note 1)
Cash flows from operating activities:
Net income (loss)	(132,301)	1,013,888	(672,334)	(564,037)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan and lease losses	1,113,768	1,247,350	2,312,716	1,940,198
Provision for guarantees and acceptances (reversal of provision)	(158,699)	106,170	201,335	168,905
Other provision	172,859	144,758	101,647	85,274
Depreciation and amortization	339,533	227,757	266,124	223,258
Net (gain) loss on valuation of derivatives	(30,827)	69,703	(148,336)	(124,443)
Gain on redemption of trading securities	—	—	(9,245)	(7,756)
Net gain on disposal of trading securities	(10,956)	(152,556)	(82,199)	(68,959)
Net loss on valuation of trading securities	190,174	71,478	128,416	107,732
Net gain on redemption of investment securities	(28,875)	(43,769)	(47,354)	(39,727)
Net gain on disposal of investment securities	(86,323)	(202,796)	(42,485)	(35,642)
Net gain on equity method investments	(48,092)	(33,817)	(36,737)	(30,820)
Impairment loss on investment securities	447,366	248,909	209,370	175,646
Net gain on sale of loans	(200,904)	(58,290)	(39,794)	(33,384)
Net (gain) loss on disposal of premises and equipment	56,077	(18,101)	(16,518)	(13,857)
Provision for accrued severance benefits	59,920	90,368	94,661	79,414
Gain on disposal of discontinued operations	—	(62,774)	—	—
Minority interest in net income of consolidated subsidiaries	4,082	6,004	4,004	3,359
Net changes in:
Restricted cash	80,264	(1,107,040)	(146,375)	(122,798)
Trading assets and liabilities	(945,686)	598,625	661,267	554,754
Accrued interest and dividends receivable	(630)	28,296	(64,055)	(53,737)
Other assets	1,907,898	1,345,985	1,387,672	1,164,154
Accrued interest payable	(104,057)	(21,375)	82,003	68,794
Other liabilities	(1,880,091)	(848,889)	(494,290)	(414,673)

Net cash provided by operating activities	744,500	2,649,884	3,649,493	3,061,655

Cash flows from investing activities:
Net changes in interest-bearing deposits in other banks	(1,152,161)	(80,029)	185,960	156,007
Net changes in call loans and securities purchased under resale agreements	(1,440,629)	2,955,460	(497,642)	(417,485)
Net changes in loans	(4,915,546)	(21,047,979)	(11,479,038)	(9,630,065)
Proceeds from sales of available-for-sale securities:
Korea Deposit Insurance Corporation	1,921,196	103,988	650,461	545,689
Unrelated parties	3,769,941	1,823,084	6,553,348	5,497,775
Proceeds from redemption and maturities of available-for-sale securities:
Korea Deposit Insurance Corporation	—	—	650,461	545,689
Unrelated parties	12,994,443	11,737,622	14,102,871	11,831,268
Purchases of available-for-sale securities:
Korea Deposit Insurance Corporation	(159,745)	(795,762)	(304,517)	(255,467)
Unrelated parties	(17,091,369)	(15,044,278)	(25,056,005)	(21,020,138)
Proceeds from maturities and prepayments of held-to-maturity securities:
Korea Deposit Insurance Corporation	—	—	30,638	25,703
Unrelated parties	3,003,376	3,152,211	3,181,087	2,668,697
Purchases of held-to-maturity securities:
Korea Deposit Insurance Corporation	(98,688)	(195,290)	(87,917)	(73,756)
Unrelated parties	(2,120,137)	(1,714,303)	(2,966,085)	(2,488,326)
Net changes in other investments	(331,490)	231,850	(41,689)	(34,974)
Payments for purchases of premises and equipment	(160,371)	(250,486)	(246,272)	(206,604)
Proceeds from sales of premises and equipment	102,310	146,213	182,685	153,259
Proceeds from sales of subsidiaries	—	118,716	—	—

Net cash used in investing activities	(5,678,870)	(18,858,983)	(15,141,654)	(12,702,728)

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Korean Won			US Dollars
	2001	2002	2003	2003
	(in millions)			(in thousands) (Note 1)
Cash flows from financing activities:
Net increase (decrease) in non-interest-bearing deposits	(955,993)	(173,910)	113,362	95,102
Net increase in interest-bearing deposits	4,522,741	9,607,573	10,291,157	8,633,521
Net increase (decrease) in call money	289,037	301,534	(392,259)	(329,076)
Proceeds from secured borrowings	1,668,281	20,870,625	2,491,234	2,089,961
Payments on secured borrowings	(961,355)	(21,031,088)	(2,925,469)	(2,454,253)
Net increase (decrease) in other borrowed funds	(1,316,415)	3,361,293	(1,980,305)	(1,661,330)
Proceeds from long-term debt	2,324,160	6,039,395	5,659,213	4,747,662
Payments on long-term debt	(1,140,647)	(3,682,217)	(2,047,035)	(1,717,311)
Capital injection by Korea Deposit Insurance Corporation	30,913	—	—	—
Proceeds from common stock issuance	—	260,427	37,877	31,776
Proceeds from issuance of stock purchase warrants	1,163	—	—	—
Cash dividends paid	—	—	(57,262)	(48,039)

Net cash provided by financing activities	4,461,885	15,553,632	11,190,513	9,388,013
Net decrease in cash and cash equivalents	(472,485)	(655,467)	(301,648)	(253,060)
Cash and cash equivalents, beginning of year	3,980,138	3,507,653	2,852,186	2,392,773

Cash and cash equivalents, end of year	3,507,653	2,852,186	2,550,538	2,139,713

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	4,861,757	3,870,172	4,035,004	3,385,070
Cash paid during the year for income tax	20,699	28,214	26,599	22,315

Supplemental schedule of non cash investing and financing activities:
Acquisitions (Note 3):
Fair value of net assets acquired	—	—	16,753	14,055
Goodwill	—	—	24,571	20,613
Cash paid	—	—	41,324	34,668
Less: Cash acquired	—	—	(14,371)	(12,056)

Net cash paid for acquisition	—	—	26,953	22,612
Loans repurchased from Korea Asset Management Corporation in exchange for held-to-maturity and available-for-sale securities	602,598	70,265	90,847	76,214
Transfer of loans into securities and other investments (Note 12)	704,230	280,061	283,055	237,462
Increase (decrease) in cumulative translation adjustments, net of tax	(1,926)	1,062	1,911	1,603
Increase (decrease) in unrealized gains (losses) on available-for-sale securities, net of tax	43,097	(183,532)	95,323	79,969
Capital injection by contributions of Korea Deposit Insurance Corporation bonds	2,583,600	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

1. General Information and Summary of Significant Accounting Policies

Woori Finance Holdings Co., Ltd. (the “Holding Company”) was incorporated under the laws of the Republic of Korea on March 27, 2001, and commenced operations on April 2, 2001, under the Financial Holding Company Act. The Holding Company was established primarily to manage certain banks and other companies acquired by the Korea Deposit Insurance Corporation (“KDIC”) in connection with the 1997 Asian Financial Crisis. As of December 31, 2003, the Holding Company controls the following entities: three commercial banks, which include Woori Bank (formerly known as Hanvit Bank), Kyongnam Bank and Kwangju Bank; one credit card company, Woori Credit Card Co., Ltd. (formerly known as Peace Bank, whose commercial banking business was merged into Woori Bank and was converted into the principal credit card subsidiary of the Holding Company) (see Note 43); Woori Finance Information System Co., Ltd. (formerly known as Hanviteun Systems Co., Ltd.); Woori Securities Co., Ltd. (formerly known as Hanvit Securities Co., Ltd.); Woori F&I Co., Ltd. (formerly known as Woori Asset Management Co., Ltd.); Woori Capital Advisors Asset Management Co., Ltd.; Woori Investment Trust Management Co., Ltd. (formerly known as Hanvit Investment Trust Management Co., Ltd.) and two special purpose entities (Woori Second Asset Securitization Specialty Co., Ltd. and Woori Third Asset Securitization Specialty Co., Ltd.); all collectively referred to as the “Woori Subsidiaries.” Several of the Woori Subsidiaries also have other subsidiaries of which the Holding Company is now the ultimate financial holding company. The Holding Company, the Woori Subsidiaries and certain consolidated trust accounts (see Note 42) are collectively referred to as the “Company.”

On September 30, 1998, KDIC purchased 95.04% of the outstanding shares of the Commercial Bank of Korea (which was renamed Hanvit Bank) and 95.64% of the outstanding shares of Hanil Bank (which was merged into the Commercial Bank of Korea). On December 29, 2000, the common stock of Woori Bank owned by minority interests was effectively eliminated (see Note 24). On December 29, 2000, KDIC purchased 100% of the shares of Peace Bank, Kwangju Bank and Kyongnam Bank. The KDIC purchased these shares by issuing KDIC bonds to the respective banks.

On November 3, 2000, KDIC established Woori Investment Bank to manage the operations of four bankrupted merchant banking corporations. On July 31, 2003, however, Woori Investment Bank was merged into Woori Bank and, as a result, Woori Bank assumed substantially all of the assets and liabilities of Woori Investment Bank.

Upon the legal establishment of the Holding Company on March 27, 2001, KDIC transferred all its shares of the five subsidiaries to the Holding Company in exchange for the shares of the Holding Company and KDIC became the sole owner of the Holding Company. On June 24, 2002, the Holding Company listed its shares on the Korea Stock Exchange through a public offering, which included 36 million new shares and 54 million previously issued shares. As a result of the public offering and the exercise of stock warrants, the ownership percentage of KDIC as of December 31, 2003 is 86.8%.

The Company registered with the Securities and Exchange Commission (“SEC”) in the United State of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

Risks and uncertainties

The economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

Basis of presentation and consolidation

The Company maintains its accounts in accordance with accounting principles and practices employed by financial institutions and other enterprises in the Republic of Korea, whereas the accompanying consolidated financial statements reflect certain adjustments not recorded on the Company’s books, to present these statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements of the Company include the accounts of the Holding Company and its predecessor banks acquired by the KDIC. The consolidated financial statements include the accounts of subsidiaries over which substantive control is exercised through majority ownership of voting stock. The consolidated financial statements also include the accounts of 29 special purpose entities in which the majority owner has only a nominal capital investment (see Note 40) and the guaranteed trust accounts as discussed in Note 42. In addition, the consolidated financial statements include the accounts of the variable interest entities (“VIEs”) for which the Company has been determined to be the primary beneficiary under Financial Accounting Standards Board Interpretation No. 46 (Revised) - “Consolidation of Variable Interest Entities” (“FIN No. 46R) (see Notes 2 and 11). All significant intercompany transactions and balances have been eliminated in the consolidation. The Company accounts for investments in companies in which it owns a voting or economic interest of 20 to 50 percent and for which it has significant influence over operating and financial decisions using the equity method and these investments are reported in other investment assets. Any gain or loss resulting from changes in equity of consolidated and equity investees that change the Company’s relative ownership interest in such investees is recorded in “Additional paid in capital.” The Company’s equity interest in the earnings of the equity method investees and gains and losses realized on disposition of investments are reported in “Investment securities gain (loss), net.”

Unless otherwise stated herein, all references to 2001, 2002, and 2003 refer to the Company’s fiscal periods ended or the dates, as the context requires, December 31, 2001, December 31, 2002, and December 31, 2003, respectively. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Purchase accounting and deficit equity

The purchase of a controlling interest in the banks described above constitutes a significant event that warranted a revaluation of the assets and liabilities of the acquired banks. In valuing the assets and liabilities of the acquired banks, the measurement guidelines of Accounting Principles Board Opinion No. 16 “Business Combinations” were followed, including recognizing the fair value of those identifiable intangibles that could be reliably measured, such as core deposit intangible. The amount resulting from liabilities in excess of identified assets of the acquired banks has been classified as “deficit equity” (which has been presented as a reduction of additional paid-in capital) in accordance with Emerging Issue Task Force (“EITF”) Issue No. 85-41 “Accounting for Savings and Loan Associations under FSLIC Management Consignment Program.” No goodwill was recorded in connection with these transactions. The values assigned represent the new cost basis of the assets.

Goodwill and other intangible assets

Net assets of companies acquired in purchase transactions related to entities other than the banks described above are recorded at fair value at the date of acquisition, as such, the historical cost basis of individual assets

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

and liabilities are adjusted to reflect their fair value. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangibles,” goodwill is not amortized but is reviewed for potential impairment on an annual basis at the reporting unit level.

The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill (as defined in SFAS No. 142) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. In 2003, no such impairment charges were recorded. Other intangible assets which have finite useful lives are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is based on undiscounted cash flow projections. Other identifiable intangible assets, which are recorded at fair value at the date of acquisition, consist primarily of core deposit intangible. Core deposit intangible reflects the estimated fair value of the acquired demand deposits and savings accounts which the Company expects to maintain for an extended period of time because of the generally stable customer relationships. The core deposit intangible is amortized over its estimated useful life in proportion to the estimated run-off of depositors on an accelerated basis. The estimated periods to be benefited of the core deposit intangible range from 5 to 8 years. The fair value of this asset was based principally upon the estimates of the funding benefits that these deposits provide relative to our alternative funding sources and the projected run-off of the related customer accounts. Other identifiable intangible assets other than core deposit intangible are amortized over the estimated periods to be benefited, using the straight-line method.

Use of estimates

In preparing consolidated financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, other-than-temporary impairment for available-for-sale securities, held-to-maturity securities and other investment assets, and valuation of financial instruments, deferred tax assets and trading activities such as trading assets and liabilities including derivatives.

Cash and cash equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents are comprised of cash on hand, cash items in the process of collection and amounts due from banks and other financial institutions. All such amounts have an original maturity of three months or less.

Restricted cash

Restricted cash is cash and cash equivalents upon which withdrawal restrictions are imposed primarily due to banking regulations and pledges for certain contracts. Restricted cash consists mainly of deposits with the Bank of Korea (“BOK”), which is the central bank in the Republic of Korea. The General Banking Act requires depository institutions to set aside specified amounts of cash as reserves against certain transactions and time deposits. These reserves are held in a non-interest-bearing account with the BOK. Regulations permit withdrawal for only short periods and in limited circumstances. Restricted cash also consists of deposits pledged primarily for certain contracts such as derivatives, borrowings and severance benefits payments for employees.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Trading assets and liabilities, including derivatives

Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading liabilities include “short” positions, which are obligations to deliver securities not yet purchased. Trading positions are carried at fair value and recorded on a trade date basis. The Company recognizes changes in the fair value of trading positions as they occur in net trading revenue. Trading assets and liabilities also include derivatives and foreign exchange contracts used for trading purposes that do not qualify for hedge accounting, which the Company carries at fair value. The Company recognizes changes in the fair value of trading derivatives and foreign exchange contracts as they occur in net trading revenue. The fair value of trading securities, derivative instruments and foreign exchange contracts is determined using quoted market prices, including quotes from dealers trading those securities or instruments, when available. If quoted market prices are not available, the fair value is determined based on pricing models, quoted prices of instruments with similar characteristics or discounted cash flows or the net asset value of the investee.

Transfer of financial assets

The Company records a transfer of financial assets as a sale when it surrenders control over those financial assets to the extent that consideration other than beneficial interests in the transferred asset is received in exchange. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. The Company considers control surrendered when all conditions prescribed by SFAS No. 140 – “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125” are met. Those conditions focus on whether the transferred financial assets are isolated beyond the reach of the Company and its creditors, the constraints on the transferee or beneficial interest holders, and the Company’s rights and obligations to reacquire transferred financial assets. As appropriate, the Company obtains legal opinions supporting the conclusion that any transferred financial assets are isolated beyond the reach of the Company and its creditors.

Resale and repurchase agreements

The Company enters into short-term purchases of securities under agreements to resell (“resale agreements”) and sales of securities under agreements to repurchase (“repurchase agreements”) of substantially identical securities. Resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions, respectively, when control over the related securities has not been surrendered by the transferor. When control over the related securities has been surrendered by the transferor, the Company accounts for its resale agreements as purchases of securities with related forward commitments to resell and accounts for its repurchase agreements as sales of securities with related forward commitments to repurchase. It is the Company’s policy to take possession of securities under agreements to resell. The Company minimizes the credit risk associated with these transactions by monitoring its aggregate credit exposure to each counter-party and by monitoring collateral value and requiring the counter-party to deposit additional collateral with the Company when deemed necessary.

The amount advanced under resale agreements accounted for as secured lending transactions and the amounts borrowed under repurchase agreements accounted for as secured borrowings transactions are carried on the balance sheet at the amount advanced or borrowed. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as interest income and interest expense, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Foreign currency translation

Foreign currency translation represents the effects of translating into Korean Won, the financial position and results of operations of entities located outside of Korea that have a functional currency other than the Korean Won, which is the Holding Company’s functional and reporting currency. Foreign currency translation is recorded as a component of “Accumulated other comprehensive income” within stockholders’ equity, net of income tax effects. Assets and liabilities are translated into Korean Won at period-end exchange rates, and income and expense items are translated using average rates for the relevant periods.

Foreign currency transactions executed by domestic Korean entities are accounted for at the exchange rates prevailing on the related transactions dates. Assets and liabilities denominated in foreign currencies are recorded and reported in the accompanying consolidated balance sheets using the period-end exchange rates. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income except for gains and losses arising from the translation of available-for-sale securities, which are recorded as a component of “Accumulated other comprehensive income.”

Derivatives

The Company uses various derivative instruments outside of its trading activities, including interest rate and foreign exchange swaps, futures, forwards and options, to manage the interest rate characteristics of certain assets or liabilities and to economically hedge against the effects of fluctuations in interest rates or foreign exchange rates.

Derivatives used as hedges must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively.

All derivatives, whether designated for hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in current operations. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the income statement when the hedged item affects earnings. The ineffective portion of cash flow hedges is immediately recognized in current operations.

The Company designates a derivative as held for trading or hedging purpose when it enters into a derivative contract. Derivatives designated as held for trading activities are included in the Company’s trading portfolio with changes in fair value reflected in trading revenue.

The majority of the Company’s derivatives do not qualify as hedges pursuant to SFAS No. 133 – “Accounting for Derivative Instruments and Hedging Activities” and despite being effective economic hedges, changes in these derivatives are included in trading revenues, except for certain derivatives entered into in 2003 which qualify as fair value hedges under the short-cut method. The short-cut method assumes no ineffectiveness in a hedging relationship involving an interest rate swap and an interest-bearing asset or liability. The changes in fair value of the derivatives and the changes in the fair value of the hedged item attributable to the risk being hedged will be completely offset at the hedge’s inception and on an on-going basis. Under the short-cut method,

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

only the demonstration that the critical terms of the derivative instrument and the hedged item are initially the same and subsequently stay the same throughout the hedge’s life need to be documented as support for the ongoing application of hedge accounting.

Available-for-sale securities

Securities not classified as held-to-maturity or trading are designated as securities available for sale. Premiums and discounts for debt securities are amortized or accreted, respectively, using the effective interest rate method. Realized gains and losses on the sales of securities are determined using the specific identification method for debt securities and the moving average method for equity securities. Available-for-sale securities are reported at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “Accumulated other comprehensive income, net of tax.” The declines in the fair value of individual available-for-sale securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value. Factors considered in determining whether such declines in value are other-than-temporary include the length of time and the extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, the Company’s intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and the state of the Korean economy (domestic securities only). The related write-downs are included in current operations as “Investment securities gain (loss), net.”

Held-to-maturity securities

Debt securities for which the Company has the positive ability and intent to hold until maturity are recorded at amortized cost and adjusted for accretion/amortization of discounts and premiums, respectively. Premiums and discounts for debt securities are amortized or accreted, respectively, using the effective interest rate method. The declines in the fair value of individual held-to-maturity securities below their amortized cost that are other-than-temporary result in write-downs of the individual securities to their fair value. Factors considered in determining whether such declines in value are other-than-temporary include the length of time and the extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, and the state of the Korean economy (domestic securities only). The related write-downs are included in current operations as “Investment securities gain (loss), net.”

Other investments

Equity securities without readily determinable fair values and investments in equity securities accounted for under the equity method are classified as other investment assets. Equity securities without readily determinable fair values consist of non-marketable equity securities, restricted stock, and investments in limited partnerships. Those equity securities are recorded using the cost or equity methods of accounting. The cost method is used for those investments in which the Company does not have significant influence over the investees. Under this method, there is no change to the cost basis unless there is an other-than-temporary decline in value, which results in write-downs of the individual securities to their fair value. The related write-downs are included in current operations as “Investment securities gain (loss), net.” The equity method is used for those investments in which the Company has significant influence over the operations and financial policies of the investee. Under the equity method, the Company records its equity ownership share of the net income or loss of the investee in “Investment securities gain (loss), net.”

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Loans and leases

Loans are reported at the principal amount outstanding adjusted for the allowance for loan losses, unearned income, loan fees and loan origination costs. Purchased loans are also adjusted for accretion/amortization of discounts and premiums, respectively. Interest on loans is accrued at the effective rate and credited to income based on the principal amount outstanding.

The Company ceases the accrual of interest when principal or interest payments become one day past due. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received. However, the Company continues to accrue interest on past due loans that are fully secured by deposits or on which there are financial guarantees from the Korean government, the KDIC or certain financial institutions. In applying payments on delinquent loans, payments are applied first to the delinquent interest, normal interest, and then to the loan balance until it is paid in full. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current unless the Company believes that collection of the principal and related interest is doubtful.

Securities received by the Company involving loans that are restructured or settled are recorded at the fair value of the security at the date of restructuring or settlement. If available, quoted market prices are used to determine the fair value of the acquired securities. If quoted market prices are not available for the securities, the discounted expected cash flow method is used by using a market interest rate commensurate with the credit quality and duration of the investment. Alternatively, a pricing model or comparison to comparable securities may be used to determine an appropriate fair value. Any difference between the security’s fair value and the net carrying amount of the loan is recorded as a charge-off or recovery, as appropriate, on the loan through the allowance for loan losses.

The Company provides equipment financing to its customers through a variety of lease arrangements. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased property less unearned income, which is recognized using the effective interest method.

Allowance for loan and lease losses

The allowance for loan and lease losses is maintained at a level believed by management to be sufficient to absorb estimated probable losses inherent in the loan and lease portfolio. The Company’s allowance for loan and lease losses is based on management’s continuing review and evaluation of the loan and lease portfolio and is management’s best estimate of probable losses, which have been incurred as of the balance sheet date. The level of the allowance is based on an evaluation of the risk characteristics of the loan and lease portfolio and considers factors such as past loss experience and the financial condition of the borrower. Increases in the allowance for loan and lease losses are charged against income in the form of a provision for loan and lease losses. Adjustments to the allowance due to changes in measurement of impaired loans and leases are recognized through the provision for loan and lease losses. Loan and lease losses, net of recoveries, are charged directly to the allowance.

A commercial loan is considered impaired when, after consideration of current information and events, it is probable that the Company will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan. The Company considers the following types of loans to be impaired:

•	Loans classified as “substandard” or below according to the Financial Supervisory Commission’s asset classification guidelines;

•	Loans that are 30 days or more past due;

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

•	Loans to companies that have received a warning from the Korean Federation of Banks indicating that companies have exhibited difficulties in making timely payments of principal and interest; and

•	Loans that are “troubled debt restructurings” under U.S. GAAP.

Once a loan is identified as impaired, management measures the loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If the resulting value is less than the book value of the loan, a specific allowance is established. Any amounts deemed uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Impairment criteria are applied to the loan portfolio, exclusive of leases and smaller balance homogeneous loans such as consumer loans and credit card loans, which are evaluated collectively for impairment.

The allowance for loan losses related to commercial loans that are not deemed to be impaired, consumer loans and credit card loans is established using the expected loss. Expected losses are the product of default probability and loss severity. The Company establishes the expected losses related to corporate loans that the Company does not deem to be impaired based on historical loss experience, which depends on the internal credit rating of the borrower, characteristics of the lending product and relevant collateral. The Company establishes the expected losses related to consumer loans and credit card balances based on historical loss experience generally for a period of one year, which depends on delinquency and collateral.

For loans extended as a result of in-lieu payments made by the Company due to guarantee obligations, the Company records the loan at face value as of the payment date and records an increase to the allowance for loan losses and a decrease in the allowance for guarantees and acceptances based on the excess of the face value over the fair value of the loan. For repurchased loans subject to repurchase obligations, the Company records the loans at its fair value on the repurchase date. The excess of the repurchase price over the fair value, if any, is set off against the allowance for repurchase obligations. Such fair value is determined based on the discounted cash flow method.

Allowance for guarantees and acceptances and repurchase obligations

The allowance for guarantees and acceptances is maintained at a level believed by management to be sufficient to absorb estimated probable losses inherent in these off-balance sheet commitments. The Company analyzes its off-balance sheet legally binding commitments for possible losses associated with such commitments. The Company reviews the ability of the counter-party of the underlying credit commitment to perform under the commitment. If it is determined that a loss is probable and estimable, the Company records a liability for other credit exposures in a similar manner as if a loan was granted under the terms of the commitment. The allowance for guarantees and acceptances is reflected in “Other liabilities.”

The allowance for repurchase obligations is also maintained at a level believed by management to be sufficient to absorb estimated probable losses, estimated to be the difference between the future repurchase price and the fair value of the repurchased loan.

Non-performing loans

Non-performing loans include loans that are 90 days or more past due and troubled debt restructurings. The Company also classifies loans as non-performing loans when the debtor enters into a status of default, liquidation, bankruptcy or business discontinuance. Corporate loans are classified as non-performing loans when it is determined that the collection of interest or principal is doubtful.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Deferred loan origination costs

The Company recognizes certain employee and other direct costs associated with originating loans as a yield adjustment over the life of the loan, net of any related fees received. The majority of the deferred fee income relates to annual membership fees related to the credit card business. The deferred fee is amortized over the membership period as income. The Company does not have any significant fee income related to its lending activities. The deferred loan origination costs relate to direct loan origination activities performed by the Company that include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents and closing the transaction. All other lending-related costs, including costs related to activities performed by the Company for advertising, soliciting potential borrowers, servicing existing loans, and other ancillary activities related to establishing and monitoring credit policies, supervision and administration, are expensed as incurred.

Assets and liabilities held for sale and discontinued operations

Certain assets and liabilities of a component including subsidiaries to be disposed of are classified as held for sale in accordance with SFAS No. 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets.” These assets and liabilities are carried at the lower of aggregate cost or market value; accordingly, a loss is recognized for any initial or subsequent write-down to fair value less estimated selling costs. In a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statements of the Company for current and prior periods presented report the results of operations of the components, including any gain or loss recognized, in discontinued operations.

Loans are designated as held for sale when the Company has a positive intent to sell the loans. Loans held for sale include commercial and credit card loans and are carried at the lower of aggregate cost or market value. Loans held for sale are included in assets held for sale.

Foreclosed assets

Assets acquired through a loan foreclosure are initially recorded at fair value, less estimated selling costs, at the date of acquisition. After acquisition, such assets are carried at the lower of their carrying amounts or fair values as determined by their estimated public auction price, net of selling costs.

Secured borrowings

Transfers of loans and securities related to certain securitizations, in which the control over the loans and securities has not been surrendered, are accounted for as secured borrowings. The liability for funds received under the related loans and securities sale agreements is included in “Secured borrowings.” Also, amounts borrowed based on collateral and the amounts borrowed under repurchase agreements in which control over the related securities has not been surrendered by the transferor are included in “Secured borrowings.”

Loans and securities provided as collateral

The Company pledges loans as collateral for certain borrowings. These borrowings are structured as transfers of loans through asset securitization, which are retained on the consolidated balance sheets, as the Company retains control of the assets transferred. The Company also pledges securities as collateral, primarily for borrowings structured as a transfer of securities through asset securitization. The Company retains control of the securities and retains them on the balance sheet. Securities pledged against borrowings cannot be sold or re-pledged by the Company. However, the Company has the right to substitute the collateral provided that this is not to the detriment of the creditor.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Premises and equipment

Premises, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation of buildings and leasehold improvements is computed on a straight-line method over the estimated useful lives of the assets, or the term of the lease, if shorter, in the case of leasehold improvements. Depreciation of equipment and vehicles is computed on a declining balance basis over the useful lives of the assets. Gains or losses on disposals of premises and equipment are determined by reference to their carrying amount. Maintenance and repairs are charged to expense as incurred.

The estimated useful lives of premises and equipment are as follows:

Buildings	40 years
Equipment and vehicles	3 - 6 years
Leasehold improvements	1 - 5 years

All leases entered into by the Company as lessee are operating leases. Amounts due under operating leases are charged to expense on a straight-line basis over the period of the lease. Any payment made to the lessor or by way of penalty for early termination of operating leases is recognized as an expense in the period in which termination takes place.

Other-than-temporary impairment

In connection with the recognition of other-than-temporary impairment, the length of time a security has been below cost has been the primary factor in assessing whether an impairment loss should be recognized. Other than the length of time, the Company considers the extent to which fair value is less than its cost basis and evaluates the financial condition and near term prospects of the issuer, including any specific events that may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the issuer or the discontinuance of a segment of the business that may affect the future earnings potential; and considers its intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. The impairment loss is recorded under “Investment securities gain (loss), net.”

The Company follows the guidance in EITF Topic D-44 – “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” If the Company intends to sell a specifically identified available-for-sale security whose fair value is less than its cost basis at a loss shortly after the balance sheet date and the Company does not expect the fair value to recover prior to the expected time of the sale, a write-down for other-than-temporary impairment is recognized in earnings in the period in which the decision to sell is made.

Trust fees and compensation to the trust accounts

The Company receives fees for its management of trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Company also is entitled to receive performance-based fees for certain trust accounts. These performance-based fees are recognized at the end of the performance period.

In addition, the Company is liable to compensate trust account holders for losses incurred in certain trust accounts subject to minimum return and principal guarantees. Accounts of such trusts are consolidated in the accompanying consolidated financial statements. The Company recognizes revenues and expenses related to these trusts on an accrual basis when the related interest income and management fees are earned and the interest expense is due to the account holders.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Fees and commission income

Fees and commissions primarily consist of fees from merchants, deposit accounts, loan commitments and credit card interchange income. Such fees are recognized when earned. Unearned income, including fees for providing guarantees and commercial letter of credits, is initially recorded as other liabilities and is recognized as fee income through the term of the guarantee and letter of credit contract.

Stock-based compensation

The Company accounts for its employee stock-based compensation plans using the fair value method in accordance with SFAS No. 123, “Stock-Based Compensation” and related interpretations. Compensation expense is calculated based on the Black-Scholes model and is charged to salary expense in the consolidated income statements and credited to additional paid-in capital in the consolidated balance sheets over the vesting period. Compensation expense is recognized over the vesting period in which an employee performs the service related to the option awards.

Income tax

In accordance with tax regulations in the Republic of Korea, income tax is calculated for each individual subsidiary legal entity in the group on a standalone basis. As a result, losses incurred by subsidiaries cannot be offset against profits earned by any other profitable company. Deferred income taxes are provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred income tax benefit or expense is then recognized for the changes in deferred tax assets or liabilities between periods. Currently enacted tax rates are used to determine deferred tax amounts.

Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is more likely than not that the deferred tax assets will be realized. To the extent the deferred tax assets are not realizable, a valuation allowance is recognized.

With respect to net operating loss carryforwards and differences between the assigned values and the tax bases of the assets and liabilities in entities acquired by the KDIC, the utilization of pre-acquisition net operating loss carryforwards and deductible temporary difference (by eliminating valuation allowance) results in the reduction of the deficit equity recorded at the time of acquisition.

Earnings per common share

Basic earnings per share is computed by dividing the net income applicable to common shares by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and has been computed after giving consideration to the weighted average dilutive effect of the Company’s common stock warrants and convertible bonds.

Translation of Korean Won Statements to U.S. Dollar Statements

The Company operates primarily in Korea and its official accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of 1,192.0 Won:US$1, the US Federal

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Reserve Bank of New York noon buying exchange rate in effect on December 31, 2003. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.

FASB Statement (SFAS) No.146 - “Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146 - “Accounting for Costs Associated with Exit or Disposal Activities,” which nullifies EITF Issue No. 94-3 - “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain Costs Incurred in a Restructuring).” The Board decided to address the accounting and reporting for costs associated with exit or disposal activities because entities are increasingly engaging in exit and disposal activities and certain costs associated with those activities were recognized as liabilities at a plan (commitment) date under Issue 94-3 that did not meet the definition of a liability in FASB Concepts Statement No. 6 - “Elements of Financial Statements.” The provisions of this Statement were effective for exit or disposal activities initiated after December 31, 2002. The impact of adoption was not material to the Company’s results of operations, financial position or cash flows.

FASB Interpretation (FIN) No. 45 - “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

In November 2002, the FASB issued Interpretation No. 45 - “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures were effective for the financial statements for the year ended December 31, 2002. The Company adopted the initial recognition and measurement provisions of the interpretation on January 1, 2003 and the impact of adoption was not material to the Company’s results of operations, financial position or cash flows.

FASB Statement (SFAS) No. 149 - “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

In April 30, 2003, the FASB issued Statement No. 149 - “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an underlying and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is generally effective for contracts entered into or modified, and hedging relationships designated, after June 30, 2003. The Company adopted SFAS No. 149 on July 1, 2003 and the impact of adoption was not material to the Company’s results of operations, financial position or cash flows.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

FASB Statement (SFAS) No. 150 - “Accounting for Financial Instruments with Characteristics of both Liabilities and Equity”

In May 15, 2003, the FASB has issued Statement No. 150 - “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Standard improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that the following instruments be classified as liabilities in statements of financial position. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this statement are obligations that can be settled with variable number of its equity shares, the monetary value of which is fixed, or tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. The statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance in this statement is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For mandatorily redeemable noncontrolling interests that would not have to be classified as liabilities by the subsidiary, under the “only upon liquidation” exception in paragraph 9 of SFAS No. 150, but would be classified as liabilities by the parent in consolidated financial statements, the classification and measurement provisions of SFAS No. 150 are deferred indefinitely pending further action by the FASB. The Company adopted the statement on July 1, 2003 and the impact of adoption was not material to the Company’s results of operations, financial position or cash flows.

2. Recent Accounting Pronouncements

FASB Interpretation (FIN) No. 46 (Revised) - “Consolidation of Variable Interest Entities”

On January 17, 2003, the FASB issued Interpretation No. 46 - “Consolidation of Variable Interest Entities,” which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “Special purpose entities (“SPEs”).” The underlying principle behind the new Interpretation is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, FASB released a revision of FIN No. 46 (“FIN No. 46R”). The calculation of expected losses and expected residual returns have both been altered to reduce the impact of decision maker and guarantor fees in the calculation of expected residual returns and expected losses. In addition, FIN No. 46R changes the definition of a variable interest.

The Company as a foreign private issuer is required to apply either FIN 46 or FIN 46R to variable interest entities (“VIEs”) created after January 31, 2003. The Company is also required to apply FIN 46R to the VIEs which existed prior to February 1, 2003 in 2004.

The Company implemented FIN No. 46R for VIEs created after January 31, 2003, in which the Company has a variable interest. The Company, however, determined to defer the implementation of this interpretation for certain VIEs established prior to February 1, 2003 until the deferred effective date in 2004. Certain VIEs

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

established by the Company, consisting of SPEs and guaranteed trust accounts, have been consolidated from the date of their establishment (see Notes 1, 40 and 42). It is reasonably possible that these entities will remain consolidated under FIN No. 46R. There are certain other entities created before February 1, 2003, other than the aforementioned consolidated SPEs and guaranteed trust accounts, in which the Company obtained a majority of interests in the ordinary course of its business. It is reasonably possible that the Company will be deemed the primary beneficiary and therefore will be required to consolidate them upon the application of FIN 46R to these entities in 2004. These are the VIEs established by third parties other than the Company for the purpose of securitizing nonperforming assets or for efficient investment management. These entities had assets totaling approximately 300,814 million Won as of December 31, 2003. With respect to the Company’s involvement in these entities, the Company’s maximum exposure to loss was approximately 222,684 million Won as of December 31, 2003 (see Note 11).

The Company, in the ordinary course of its business, has involvement in certain variable interest entities through various types of interests including investments in subordinated debt or limited partnership, the right to receive fees for acting as an asset manager or a business trustee, and the right to receive fees for providing liquidity facilities. Management believes that these VIEs are not likely be consolidated because the Company is not likely to be the primary beneficiary. These VIEs are established by clients to access funding from the commercial paper market or the corporate debt market by transferring assets to the VIEs. The transactions with entities are conducted at arm’s length. The Company records and reports these transactions in accordance with their substance similar to any other third party transactions (see Note 11).

Other than the effect mentioned above, the Company does not expect the application of FIN No. 46R in 2004 to have a material effect on the Company’s financial position, operating results or cash flows.

FASB’s EITF 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”

In March 2004, the FASB’s EITF reached a consensus regarding EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain disclosures for equity investments accounted for under the cost method. Annual disclosures about unrealized losses on available-for-sale securities that have not been recognized as other-than-temporary impairments that were required under an earlier EITF 03-1 consensus remain in effect (see Note 9). The annual disclosures should include quantitative information such as the aggregate amount of unrealized loss and the aggregate related fair value of investments with unrealized loss that are segregated by investments that have been in a continuous unrealized loss position for less than 12 months and investments that have been in a continuous unrealized loss position for 12 months or longer. The disclosures should also include qualitative information, in narrative form, on the factors considered in concluding the impairments are not other-than-temporary. The EITF 03-1 guidance for determining other-than-temporary impairment is effective prospectively for all relevant current and future investments in reporting periods beginning after June 15, 2004, and the disclosures for cost method investments are effective for the fiscal year ending December 31, 2004.

The American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 03-3 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”

In December 2003, the AICPA issued SOP 03-3 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations but does not apply to loans originated by the entity. SOP 03-3 limits the yield that may be accreted to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows over the investor’s initial investment in the loan. The SOP requires that the excess of contractual cash flows over cash flows expected to be collected not be recognized as an adjustment of yield, loss accrual, or valuation allowance. SOP 03-3 also prohibits investors from displaying accretable yield and nonaccretable differences in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The application of SOP 03-3 is not expected to have a significant impact on the Company’s financial position, results of operations or cash flows.

3. Woori America Bank’s Acquisition of Panasia Bank, N.A.

On September 11, 2003, Panasia Bank, N.A. (“Panasia”) was merged into Woori America Bank, an overseas 2nd-tier subsidiary of the Company (a subsidiary of Woori Bank), pursuant to an agreement with National Penn Bancshares dated February 10, 2003, which had owned 100% stock of Panasia. The merger consideration was 41,324 million Won (US$ 34.5 million) and in connection with the merger, Woori Bank increased its capital holding in Woori America Bank by 17,967 million Won on September 3, 2003. The results of Panasia’s operations have been included in the consolidated financial statements since September 11, 2003.

The purchase price and transaction costs were funded from a cash capital contribution of 17,967 million Won by Woori Bank and Woori America Bank’s available liquidity. The assets acquired and liabilities assumed from Panasia were recorded on Woori America Bank’s balance sheet at management’s best estimate of their fair values at September 11, 2003. The excess of the total acquisition costs of 41,324 million Won in cash over the fair value of tangible and intangible assets of 244,131 million Won, less the liabilities assumed of 227,378 million Won, amounted to 24,571 million Won, which was recorded as goodwill. Panasia was established in 1993 as the first Asian-American owned lender in the U.S. and was one of the largest banks specializing in service to the Korean-American community in the eastern U.S. The acquisition enabled Woori America Bank to expand its presence in such community.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Korean Won (in millions)
Cash and cash equivalents	14,371
Available-for-sale securities	99,359
Loans, net of allowance for loan losses	120,696
Premises and equipment, net	2,272
Accrued interest receivable	1,687
Core deposit intangible	3,526
Other assets	2,220
Goodwill	24,571

Total assets	268,702
Deposits	226,821
Accrued interest payable	557

Total liabilities	227,378

Purchase price	41,324

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

4. Transfers of Financial Assets

In fiscal years 1997, 1998 and 1999, the Company sold certain non-performing loans to the Korea Asset Management Corporation (“KAMCO”). The sales agreements allow KAMCO to require the Company to repurchase certain loans. Such loans amounted to 1,190,200 million Won, 813,012 million Won, and 357,824 million Won as of December 31, 2001, 2002 and 2003, respectively. As of December 31, 2001, 2002 and 2003, the Company has recorded a liability of 388,272 million Won, 368,605 million Won, and 134,753 million Won, respectively, representing its estimated recourse obligation under the sales agreements.

KAMCO is a government entity established to purchase, manage and dispose of non-performing assets in the Korean financial sector. Its purpose is to minimize restructuring costs within the Korean financial sector, maximize the recovery of non-performing assets and restore soundness to the Korean financial sector. Sales to KAMCO have been recorded as “true sales” based on the following criteria of SFAS 140: 1) the sold loans have been isolated from the Company, 2) KAMCO has the right to pledge or exchange the loans and 3) the Company does not maintain effective control over the loans.

5. Restricted Cash

The following table presents the restricted cash as of December 31:

	Korean Won (in millions)
	2001	2002	2003
Reserve deposits with the BOK	1,067,061	2,296,595	2,849,436
Deposits with Hanareum Banking Corporation	28,115	—	—
Deposits with Korea Securities Finance Corporation	—	108,600	123,500
Pledged deposits
Deposits for severance payments	27,752	79,944	127,967
Deposits related to derivatives contracts	326,039	135,953	93,270
Deposits for guarantee of payment for secured borrowings	373,766	447,126	15,449
Other	71,977	7,690	12,661

Total restricted cash	1,894,710	3,075,908	3,222,283

The reserve deposits with the BOK represent amounts required under the General Banking Act for payment of deposits.

The deposits with Hanareum Banking Corporation had originally been made with troubled merchant banks whose assets and liabilities were purchased and assumed by Hanareum Banking Corporation. Hanareum Banking Corporation calculates interest based on the monthly Public Fund Prime Rate published by the Korean government and adds the interest to the principal. The deposits with Hanareum Banking Corporation are protected by the Depositor Protection Act.

The deposits with Korea Securities Finance Corporation (“KSFC”) represents amounts deposited by customers with Woori Securities Co., Ltd. for securities or futures trading or other transactions and required to be held in a segregated client account at KSFC under the Securities and Exchange Act and the Futures Trading Act.

The deposits for severance payments are placed with group severance benefit insurance plans at four Korean insurance companies. Although the Company intends to use these deposits to pay severance benefits, they may be withdrawn and used for general corporate purposes. The Korean tax law requires any withdrawals of such severance deposits used for a purpose other than severance payments to be included in taxable income.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

The Company has made deposits in relation to derivatives contracts. These deposits are generally restricted until the related derivatives contracts expire. The Company made deposits with Kookmin Bank as collateral for senior collateralized loan obligations.

6. Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following as of December 31:

	Korean Won (in millions)
	2001	2002	2003
Call loans	809,706	604,896	967,175
Securities purchased under resale arrangements	2,763,140	24,450	159,813

Total	3,572,846	629,346	1,126,988

7. Trading Assets and Liabilities

The following table presents trading assets and liabilities as of December 31:

	Korean Won (in millions)
	2001	2002	2003
Trading assets:
Debt securities
Korean treasury and government agencies	2,179,093	1,601,146	1,822,676
Corporate	916,738	720,457	920,339
Financial institutions	342,692	531,993	501,496
Equity securities	120,358	178,574	271,191
Beneficiary certificates	362,185	398,894	306,455

Total debt and equity instruments	3,921,066	3,431,064	3,822,157

Foreign exchange spot contracts	1,526	715	1,299
Derivative instruments
Exchange rate derivatives	60,345	106,818	217,511
Interest rate derivatives	141,772	233,270	222,934
Credit derivatives	47	366	996
Equity derivatives	5,178	17,794	25,917

Total derivative instruments and foreign exchange contracts	208,868	358,963	468,657

Total trading assets	4,129,934	3,790,027	4,290,814

Trading liabilities:
Foreign exchange spot contracts	3,078	2,600	2,389
Derivative instruments
Exchange rate derivatives	57,348	151,952	270,640
Interest rate derivatives	68,891	148,670	178,034
Credit derivatives	18,908	12,977	11,479
Equity derivatives	—	5,956	10,532

Total trading liabilities	148,225	322,155	473,074

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

8. Trading Revenue, net

The following table presents net trading related revenue for the years ended December 31:

	Korean Won (in millions)
	2001	2002	2003
Debt securities	(197,821)	104,634	(45,532)
Equity securities	(23,978)	(38,667)	(6,826)
Beneficiary certificates	42,581	15,111	9,391
Foreign exchange contracts	126,839	115,811	221,200
Derivative instruments	119,781	68,317	(66,869)

Total net trading related revenue	67,402	265,206	111,364

For the years ended December 31, 2001, 2002 and 2003, net unrealized holding losses on trading securities of 190,174 million Won, 71,478 million Won, and 128,416 million Won, respectively, were included in net trading revenue.

9. Securities

As of December 31, 2001, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	5,223,959	93,845	(42,152)	5,275,652
Corporate	1,256,397	67,585	(3,614)	1,320,368
Financial institutions	750,253	36,940	(4,864)	782,329
Foreign governments	67,573	13,664	—	81,237
Equity securities	270,623	37,089	(6,658)	301,054
Beneficiary certificates	979,161	81,849	(1,355)	1,059,655

Total available-for-sale securities	8,547,966	330,972	(58,643)	8,820,295

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	10,197,350	607,089	(22,766)	10,781,673
Corporate	418,679	3,934	(453)	422,160
Financial institutions	580,819	10,067	(976)	589,910
Foreign governments	5,024	58	—	5,082

Total held-to-maturity securities	11,201,872	621,148	(24,195)	11,798,825

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

As of December 31, 2002, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	6,410,184	75,932	(23,658)	6,462,458
Corporate	1,261,684	48,310	(20,780)	1,289,214
Financial institutions	1,714,234	19,904	(24,861)	1,709,277
Foreign governments	133,259	20,637	(2,712)	151,184
Equity securities	220,674	13,519	(16,991)	217,202
Beneficiary certificates	1,025,952	11,989	(21,045)	1,016,896

Total available-for-sale securities	10,765,987	190,291	(110,047)	10,846,231

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	8,912,877	525,406	(32,579)	9,405,704
Corporate	367,257	15,721	(11,550)	371,428
Financial institutions	659,938	340	(9,909)	650,369
Foreign governments	19,184	930	—	20,114

Total held-to-maturity securities	9,959,256	542,397	(54,038)	10,447,615

As of December 31, 2003, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	6,592,255	44,485	(18,766)	6,617,974
Corporate	2,696,710	73,430	(13,324)	2,756,816
Financial institutions	2,233,925	17,460	(3,662)	2,247,723
Foreign governments	113,427	1,012	(685)	113,754
Equity securities	192,317	96,117	(7,875)	280,559
Beneficiary certificates	384,142	7,756	(835)	391,063

Total available-for-sale securities	12,212,776	240,260	(45,147)	12,407,889

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	8,466,078	342,814	(5,810)	8,803,082
Corporate	490,269	2,250	(626)	491,893
Financial institutions	805,619	3,981	(1,738)	807,862
Foreign governments	39,567	937	(51)	40,453

Total held-to-maturity securities	9,801,533	349,982	(8,225)	10,143,290

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

The BOK, the Korea Development Bank (“KDB”), and KAMCO are financial institutions owned and controlled by the Korean government. Monetary Stabilization Bonds (“MSB”) were issued by the BOK and included in Korean treasury and government agencies, and Industrial Financial Debentures (“IFD”) were issued by KDB and are included in financial institutions. NPA Management Fund Bonds (“NMF”), issued by KAMCO are included in Korean treasury and government agencies. MSB, IFD, and NMF as of December 31, 2001, 2002 and 2003 are summarized below.

	Korean Won (in millions)
	2001		2002		2003
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Monetary Stabilization Bonds
Available-for-sale securities	2,345,054	2,346,037	2,802,999	2,811,584	2,699,407	2,527,254
Held-to-maturity securities	494,249	494,841	107,128	104,315	331,150	331,494

Total	2,839,303	2,840,878	2,910,127	2,915,899	3,030,557	2,858,748

Industrial Financial Debentures
Available-for-sale securities	181,110	182,308	375,512	376,474	383,864	388,042
Held-to-maturity securities	443,338	451,070	207,933	205,633	219,645	221,381

Total	624,448	633,378	583,445	582,107	603,509	609,423

NPA Management Fund Bonds
Available-for-sale securities	209,429	217,186	152,793	153,450	132,551	132,294
Held-to-maturity securities	745,275	788,909	711,369	730,337	10,583	10,522

Total	954,704	1,006,095	864,162	883,787	143,134	142,816

For the years ended December 31, 2001, 2002 and 2003, the Company recognized pre-tax impairment losses of 357,986 million Won, 70,270 million Won and 163,340 million Won, respectively, on available-for-sale securities and held-to-maturity securities, where decreases in values were deemed to be other-than-temporary. Any deterioration in the Korean economy or in specific situations of the counter-party to the security, could adversely affect the fair value of these securities held by the Company.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

The following table presents unrealized loss and fair value of available-for-sale and held-to-maturity securities at December 31, 2003 for which an impairment has not been recognized. These securities are segregated between investments that have been in a continuous unrealized loss position for less than twelve months and greater than twelve months.

	Korean Won (in millions)
	Unrealized loss position less than 12 months		Unrealized loss position greater than 12 months		Total
	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value
Available-for-sale
Debt securities
Korean treasury and government agencies	(17,921)	2,891,527	(845)	142,251	(18,766)	3,033,778
Corporate	(13,324)	1,167,176	—	—	(13,324)	1,167,176
Financial institutions	(3,662)	819,411	—	—	(3,662)	819,411
Foreign governments	(685)	61,102	—	—	(685)	61,102

Sub total	(35,592)	4,939,216	(845)	142,251	(36,437)	5,081,467
Equity securities	(7,875)	60,372	—	—	(7,875)	60,372
Beneficiary certificates	(835)	668	—	—	(835)	668

Total	(44,302)	5,000,256	(845)	142,251	(45,147)	5,142,507

Held-to-maturity:
Debt securities
Korean treasury and government agencies	(5,608)	493,814	(202)	2,124	(5,810)	495,938
Corporate	(626)	106,786	—	—	(626)	106,786
Financial institutions	(1,710)	274,749	(28)	2,373	(1,738)	277,122
Foreign governments	(51)	2,055	—	—	(51)	2,055

Total	(7,995)	877,404	(230)	4,497	(8,225)	881,901

Management does not believe any individual unrealized loss as of December 31, 2003 represents an other-than-temporary impairment, having considered 1) the length of time a security has been below cost; 2) the extent to which fair value is less than its cost basis; 3) the financial condition and near term prospects of the issuer, including any specific events that may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the issuer or the discontinuance of a segment of the business that may affect the future earnings potential; and 4) the Company’s intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value (see Note 1). The majority of unrealized losses in the portfolio are attributable to changes in interest rates, not to the deterioration of the creditworthiness of the issuer and the Company has the intent and ability to retain these securities until the anticipated recovery. The total number of security positions in the investment portfolio that were in an unrealized loss position at December 31, 2004 is 197 for available-for-sale securities and 134 for held-to-maturity securities, respectively.

For the years ended December 31, 2001, 2002 and 2003, proceeds from sales of available-for-sale securities amounted to 5,691,137 million Won, 1,927,072 million Won and 7,203,809 million Won, respectively. For the years ended December 31, 2001, 2002 and 2003, the gross realized gains amounted to 264,056 million Won, 397,594 million Won and 155,103 million Won, respectively, and the gross realized losses amounted to 125,681 million Won, 146,669 million Won and 65,265 million Won, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

The amortized cost and estimated fair value of the Company’s available-for-sale debt securities and held-to-maturity debt securities as of December 31, 2003 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Korean Won (in millions)
	Available-for-sale securities		Held-to-maturity securities
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	4,248,462	4,256,676	1,226,556	1,235,695
Due after one year through five years	7,057,244	7,136,152	8,505,033	8,831,848
Due after five years through ten years	223,755	230,782	57,489	60,804
Due after ten years	106,856	112,657	12,455	14,943

Total	11,636,317	11,736,267	9,801,533	10,143,290

As discussed in Note 1, certain Woori Subsidiaries issued common shares to KDIC in exchange for KDIC bonds. Woori Subsidiaries have also purchased additional KDIC bonds for trading purposes. The KDIC bonds have readily determinable market prices and their use by the Company is not restricted. The details of KDIC bonds as of December 31, 2001, 2002 and 2003 are summarized below:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
As of December 31, 2001:
Trading securities	616,414	1,188	(5,545)	612,057
Available-for-sale securities	1,699,562	59,464	(27,997)	1,731,029
Held-to-maturity securities	5,848,936	437,468	—	6,286,404

Total KDIC bonds	8,164,912	498,120	(33,542)	8,629,490

As of December 31, 2002:
Trading securities	422,888	2,010	(3,897)	421,001
Available-for-sale securities	2,415,569	49,610	(15,848)	2,449,331
Held-to-maturity securities	6,040,184	386,581	(1,423)	6,425,342

Total KDIC bonds	8,878,641	438,201	(21,168)	9,295,674

As of December 31, 2003:
Trading securities	305,947	268	(3,947)	302,268
Available-for-sale securities	2,081,199	32,885	(4,538)	2,109,546
Held-to-maturity securities	6,088,692	254,410	(195)	6,342,907

Total KDIC bonds	8,475,838	287,563	(8,680)	8,754,721

Gross unrealized gain and loss on trading securities are included in “Trading revenue, net.”

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Interest income from KDIC bonds for each of the three years in the period ended December 31, 2003 is as follows:

	Korean Won (in millions)
	2001	2002	2003
Interest income:
Trading securities	31,474	30,143	26,531
Available-for-sale securities	64,774	99,968	105,176
Held-to-maturity securities	488,334	504,313	515,489

Total interest income	584,582	634,424	647,196

Carrying values of securities pledged in relation to repurchase agreements, borrowing transactions, margin for futures contracts and asset securitizations as of December 31, 2001, 2002, and 2003 are 8,695,775 million Won, 7,825,224 million Won and 7,647,113 million Won, respectively (see Note 37).

10. Other Investment Assets

The following table presents other investment assets as of December 31:

	Korean Won (in millions)
	2001	2002	2003
Investments in affiliates	228,052	162,081	152,543
Restricted stock	423,469	263,509	241,327
Non-marketable equity securities	244,537	294,237	388,646
Limited partnerships	15,370	11,452	10,230

Total other investment assets	911,428	731,279	792,746

The equity method is used for those investments in which the Company has significant influence over the operations and financial policies of the investee (“affiliates”). Under the equity method, the Company records its equity ownership share of the net income or loss of the investee in “Investment securities gain (loss), net.”

Investments in limited partnerships are accounted for under either the cost method or the equity method. The equity method is used if the limited partnership interest in the partnership is greater than 3% to 5%. For the remaining limited partnership investments, the cost method is applied pursuant to EITF Topic D-46 “Accounting for Limited Partnership Investments.”

Restricted stock whose original period of restriction on disposition is more than one year from its acquisition through debt-to-equity conversion is reclassified into available-for-sale securities when its restriction on disposition is lifted or when the remaining period of the restriction becomes less than one year. The cost method is used for restricted stock. Under this method, there is no change to the cost basis unless there is an other-than-temporary decline in value, which results in write-down. The fair value of restricted stock is estimated by discounting the fair value of the identical stock without restriction.

For the years ended December 31, 2001, 2002 and 2003, the Company recognized pre-tax impairment losses of 89,380 million Won, 178,639 million Won and 46,030 million Won, respectively, on other investment assets, where decreases in values were deemed to be other-than-temporary. Any deterioration in the Korean economy or in specific situations of the counter-party to the investment, could adversely affect the fair value of these investment assets held by the Company.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

11. Securitization of Non-performing Loans

Securitization of Non-performing loans

For the year ended December 31, 2002, the Company securitized certain non-performing loans with an aggregate principal balance of 1,341,099 million Won and retained certain interests in those loans. In connection with these transactions, the Company received 118,930 million Won as consideration and neither gain nor loss was recognized. The Company also received cash flows of 642 million Won for providing asset management services.

For the year ended December 31, 2003, the Company securitized certain non-performing loans with an aggregate principal balance of 2,296,641 million Won and retained certain interests in those loans. In connection with these transactions, the Company received 727,848 million Won as consideration and neither gain nor loss was recognized. The Company also received cash flows of 5,476 million Won for providing asset management services. The key economic assumptions used in measuring the fair value of retained interests at the time of securitization were as follows:

Key assumptions
Collection ratio	20.14 to 20.83%
Weighted average life	1.2 to 1.7 years
Weighted average discount rate	9.53 to 11.40%

The Company holds retained interests in securitized financial assets through investments in bonds issued by securitization vehicles and common shares of such vehicles. The investments in bonds are classified as held-to-maturity securities and the investments in common shares are accounted for using the equity method. The Company determines the fair value of the retained interests using the present value of future cash flows taking into consideration the priority of payments. The aggregate amounts of bonds and equity investments that the Company holds as retained interests in the assets securitized for the year and in the prior year are 100,237 million Won and 43,164 million Won, respectively, as of December 31, 2003.

As of December 31, 2003, the key economic assumptions in subsequently measuring the fair value of retained interests (to the assets securitized in 2002 and 2003), which totaled 143,401 million Won, and the sensitivity of the current fair value of residual cash flows to 10% and 20% adverse changes in those assumptions are summarized as follows:

		Korean Won (in millions)
	Key assumptions	10%	20%
Adverse change in collection ratio	12.14 to 27.80%	(10,746)	(21,491)
Adverse change in weighted average life	1.0 to 2.5 years	(2,355)	(6,390)
Adverse change in weighted discount rate	10.36 to 11.40%	(1,915)	(3,790)

For the securitized assets that the Company manages, the amount of credit losses recognized prior to sale was 40,850 million Won in the period and the amount of the net charge-off recognized during the year ended December 31, 2003 was 339,946 million Won. As the securitized assets originally consist of non-performing loans, the principal balance of 2,688,181 million Won (including loans securitized in 2002 and 2003) as of December 31, 2003 are all considered to be delinquent.

The sensitivities depicted in the preceding table are hypothetical and should be used with caution. The likelihood of those percent variations selected for sensitivity testing is not necessarily indicative of expected

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

market movements because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of a retained interest is calculated without changing any other assumptions. This might not be the case in actual market conditions since changes in one factor might result in changes to other factors. Further, the sensitivities depicted above do not consider any corrective actions that the Company might take to mitigate the impact of any adverse changes in one or more key assumptions.

Variable interest entities

The Company, in the ordinary course of its business, has involvements in SPEs for the purpose of securitizing nonperforming assets and investment equity funds for the purpose of efficient management of investments, for which the Company is the primary beneficiary. Total assets of these consolidated VIEs that were created after January 31, 2003 were 2,867,800 million Won at December 31, 2003 (see Notes 19 and 37).

The Company also, in the ordinary course of its business, has involvements in certain VIEs through various types of interests including investments in subordinated debts or limited partnership, the right to receive fees for acting as an asset manager or a business trustee, and the right to receive fees for providing liquidity facilities. Management believes that these VIEs are not likely be consolidated because the Company is not likely to be the primary beneficiary. These VIEs are established by clients to access funding from the commercial paper market or the corporate debt market by transferring assets to the VIEs. The transactions with the entities are conducted at arm’s length. The Company records and reports these transactions in accordance with their substance similar to any other third party transactions. The following table sets forth total assets and maximum exposure to loss associated with the Company’s variable interests in the unconsolidated VIEs created after January 31, 2003 for which it is not a primary beneficiary:

	Korean Won (in millions)
	Total assets	Maximum exposure(1)
Retained interests in SPEs
Commercial loans backed	757,748	113,203
Liquidity guarantee to SPEs (2)	635,047	566,497
Asset management for SPEs (2)	2,159,228	—
Investments in SPEs (2)	12,261,763	606,070
Investments in non-SPEs	9,429,219	365,478
Asset management for non-SPEs	1,950,031	—

Total	27,193,036	1,651,248

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31, 2003.
(2)	Structured by third parties other than the Company.

With respect to certain other VIEs created before February 1, 2003, other than the consolidated SPEs and guaranteed trust accounts discussed in Notes 40 and 42, in which the Company holds a majority of the interests, it is reasonably possible that the Company will be deemed the primary beneficiary and therefore will be required to consolidate them upon the application of FIN 46R to these entities in 2004. These are the VIEs established by third parties other than the Company for the purpose of securitizing nonperforming assets or efficient investment management. These entities had assets totaling approximately 300,814 million Won as of December 31, 2003. With respect to the Company’s involvement in these entities, the Company’s maximum exposure to loss was approximately 222,684 million Won as of December 31, 2003.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

12. Loans

The composition of the loan portfolio as of December 31, 2001, 2002 and 2003 is summarized as follows:

	Korean Won (in millions)
	2001	2002	2003
Domestic
Commercial:
Commercial and industrial	25,362,551	33,716,778	40,641,718
Lease financing	630,391	309,601	221,822
Trade financing	6,048,318	6,562,473	6,921,751
Other commercial (1)	5,811,647	5,465,758	4,254,104
Consumer:
Mortgage loans	1,146,820	2,450,890	3,599,209
Other consumer (2)	14,026,216	23,314,990	26,758,025
Credit card	5,291,623	6,418,068	3,963,953

Subtotal	58,317,566	78,238,558	86,360,582

Foreign
Commercial:
Commercial and industrial	1,820,959	1,810,768	1,884,551
Trade financing	976,413	96,261	62,820
Consumer:
Other consumer	76,666	79,944	83,559

Subtotal	2,874,038	1,986,973	2,030,930

Gross loans	61,191,604	80,225,531	88,391,512
Deferred origination costs	44,603	68,753	55,581
Less: Unearned income	(95,626)	(39,366)	(26,465)
Less: Allowance for loan and lease losses	(4,323,407)	(3,770,356)	(2,833,675)

Total loans, net (3)(4)	56,817,174	76,484,562	85,586,953

(1)	Other commercial loans include bills bought in foreign currency and overdrafts.
(2)	Other consumer loans primarily consist of general household loans including personal overdrafts and loans with principal due at maturity.
(3)	The figures above do not include 54,002 million Won of loans classified as loans held for sale at December 31, 2002, which are included in assets held for sale. There were no such loans held for sale at the end of 2001 and 2003.
(4)	Including pledged loans of 4,338,584 million Won, 3,822,179 million Won, and 2,224,745 million Won as of December 31, 2001, 2002, and 2003 (see Note 37).

Pursuant to the agreement entered into with Lehman Brothers HY Opportunity Korea, Inc. (“LBHY Korea”), the Company sold non-performing loans, with an aggregate principal balance of 1,229,839 million Won in the period, that were held by Woori Bank and its trust accounts, and SPEs (see Note 11). The Company also disposed of non-performing loans with an aggregate principal balance of 1,066,802 million Won held by Woori Bank in accordance with an agreement entered into with Win&Win21, a corporate restructuring company (see Note 11). The Company also sold non-performing commercial loans with an aggregate principal balance of 515,169 million Won held by Woori Bank and Kwangju Bank to KAMCO in the period. During the same period,

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

the Company sold non-performing commercial loans with an aggregate principal balance of 27,601 million Won held by Kyongnam Bank to Jinheung Savings Bank. With regards to these transactions, no gain or loss was recorded. In addition, Woori Credit Card Co., Ltd. (“Woori Credit Card”) sold non-performing credit card receivables and charged-off credit card receivables with an aggregate principal balance of 175,776 million Won to Lone Star Fund IV (U.S.), L.P. on March 26, 2003 and recognized gain on sale of 44,550 million Won. The carrying value of the retained interests from these sales was 113,203 million Won as of December 31, 2003. There were no recourse obligations for these sales.

Loans with an aggregated principal balance of 1,341 billion Won, 1,859 billion Won, and 3,015 billion Won were sold in 2001, 2002, and 2003, respectively (see Notes 27 and 28)

In the period, the Company received convertible debt securities and marketable equity securities having a fair value of 43,811 million Won and 95,273 million Won, respectively through restructuring of 15 loans having an aggregate net book value of 283,055 million Won. In 2003, the Company recognized aggregate charge-offs of 143,971 million Won related to these transactions.

The following table sets forth information about the Company’s impaired loans as of December 31, 2001, 2002 and 2003. Impaired loans are those which the Company believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan.

	Korean Won (in millions)
	2001	2002	2003
Impaired loans with an allowance	9,087,503	6,002,467	2,791,449
Impaired loans without an allowance	34,835	259,098	595,213

Total impaired loans	9,122,338	6,261,565	3,386,662

Allowance for impaired loans	(3,817,888)	(2,597,369)	(1,090,668)
Average balance of impaired loans during the year	10,208,370	8,055,634	3,141,853
Interest income recognized on impaired loans during the year (1)(2)	653,223	319,704	113,895

(1)	Had the impaired loans performed in accordance with their original terms, additional interest income of 257,400 million Won, 377,381 million Won and 174,756 million Won would have been recorded in 2001, 2002 and 2003, respectively.
(2)	Of this amount, 157,297 million Won, 98,098 million Won and 12,701 million Won as of December 31, 2001, 2002 and 2003, respectively, relate to troubled debt restructurings.

As of December 31, 2001, 2002 and 2003, the Company had non-accrual loans, including commercial, consumer and credit card loans, of 3,789,910 million Won, 4,495,718 million Won and 4,211,205 million Won, respectively. Had interest on these loans been accrued, such interest would have amounted to 646,493 million Won, 581,595 million Won and 469,991 million Won for 2001, 2002 and 2003, respectively. Interest income, which is recognized on a cash-basis, related to non-accrual loans for the years ended December 31, 2001, 2002 and 2003 was 343,429 million Won, 196,728 million Won and 235,724 million Won, respectively.

As discussed in Note 1, unstable economic conditions in the Korean economy may continue to have a negative effect on the debtors of the Company. The Company owns investment securities of, and has loans outstanding to, a number of Korean companies that have experienced financial difficulties. The ultimate collectibility of these amounts is subject to a number of factors, including the successful performance of the debtors under various restructuring plans in place or in process of negotiation and their ability to perform on loan and debt obligations given the status of the Korean economy and the potential continuation of the unstable trends

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

or other unfavorable developments. Consequently, it is reasonably possible that adjustments could be made to the reserves for impaired loans and to the carrying amount of investments in the near term in amounts that may be material to the Company’s financial statements.

The changes in the allowance for credit losses for the years ended December 31, 2001, 2002 and 2003 are summarized as follows:

	Korean Won (in millions)
	2001				2002
	Loans(1)	Guarantees & acceptances(2)	Repurchase obligation(2)(5)	Total	Loans(1)	Guarantees & acceptances(2)	Repurchase obligation(2)(5)	Total
Allowance at January 1	6,457,194	1,041,211	684,182	8,182,587	4,323,407	523,962	388,272	5,235,641
Provisions for credit losses	1,113,768	(158,699)	18,426	973,495	1,247,350	106,170	62,132	1,415,652
Charge-offs on repurchased loans	—	—	(314,336)	(314,336)	—	—	(81,799)	(81,799)
Allowance relating to guarantees and acceptances transferred to loans	315,824	(315,824)	—	—	168,286	(168,286)	—	—
Allowance relating to acquisition of Kyongnam, Woori Credit Card, Kwangju and Woori Securities, etc.	—	—	—	—	43,335	—	—	43,335
Charge-offs (4)	(3,578,918)	—	—	(3,578,918)	(2,266,073)	—	—	(2,266,073)
Recoveries	24,751	—	—	24,751	383,137	—	—	383,137
Foreign exchange translation adjustment	(9,212)	(42,726)	—	(51,938)	11,540	65,495	—	77,035
Allowance relating to loans transferred to assets held for sale (3)	—	—	—	—	(140,626)	—	—	(140,626)

Allowance at December 31	4,323,407	523,962	388,272	5,235,641	3,770,356	527,341	368,605	4,666,302

	Korean Won (in millions)
	2003
	Loans (1)	Guarantees & acceptances (2)	Repurchase obligation (2)(5)	Total
Allowance at January 1	3,770,356	527,341	368,605	4,666,302
Provisions for credit losses	2,312,716	201,335	66,893	2,580,944
Charge-offs on repurchased loans	—	—	(300,745)	(300,745)
Allowance relating to guarantees and acceptances transferred to loans	270,736	(270,736)	—	—
Allowance relating to acquisition of Kyongnam, Woori Credit Card, Kwangju and Woori Securities, etc.	3,335	—	—	3,335
Charge-offs (4)	(4,388,461)	—	—	(4,388,461)
Recoveries	846,788	—	—	846,788
Foreign exchange translation adjustment	18,205	(163)	—	18,042
Allowance relating to loans transferred to assets held for sale (3)	—	—	—	—

Allowance at December 31	2,833,675	457,777	134,753	3,426,205

(1)	Loans held for sale are not subject to this reserve process.
(2)	The allowance for guarantees and acceptances and the allowance for repurchase obligations are included in “Other liabilities.”

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(3)	Represents the allowance for credit losses on the loans reclassified to loans held for sale.
(4)	When a loan is sold, the related allowance for loan losses is written off at the date of sale. Charge-offs include 626,171 million Won, 964,274 million Won and 1,652,560 million Won of allowance for loan losses written off relating to sale of loans in the year of 2001, 2002, and 2003, respectively.
(5)	When the transferor regains control over the transferred loans sold, the Company re-estimates the value of the repurchased loan based on the discounted cash flow method.

13. Direct Financing Leases

The Company originates direct financing leases on certain machinery, computers and various other equipment for customers in a variety of industries throughout Korea. Income attributable to the leases is initially recorded as unearned income and subsequently recognized as finance income using the effective interest method, over the term of the leases. Residual values are generally guaranteed by the lessee. The terms of the leases are generally from 3 to 7 years. The components of the net investment in direct financing leases as of December 31, 2001, 2002 and 2003, which are included in “Loans,” are summarized as follows:

	Korean Won (in millions)
	2001	2002	2003
Gross lease payments receivable	630,391	309,601	221,822
Unearned income	(95,626)	(39,366)	(26,465)

Total	534,765	270,235	195,357

The scheduled maturities of minimum lease payments as of December 31, 2003, expressed as a percentage of the total, are approximately as follows:

Within 12 months	37.06%
13 to 24 months	25.85%
25 to 36 months	19.79%
37 to 48 months	11.03%
After 48 months	6.27%

100.00%

14. Premises and Equipment

Premises and equipment as of December 31, 2001, 2002 and 2003 were as follows:

	Korean Won (in millions)
	2001	2002	2003
Land	1,221,292	1,201,046	1,108,676
Building	908,982	915,348	909,701
Equipment and furniture	750,003	675,561	720,315
Leasehold improvements	84,244	92,992	116,943
Construction in progress	1,718	4,107	4,743
Lease assets	14,458	13,472	48,677

Total	2,980,697	2,902,526	2,909,055
Less: Accumulated depreciation and amortization	(785,976)	(654,101)	(758,160)

Premises and equipment, net	2,194,721	2,248,425	2,150,895

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

The Company incurred depreciation expense on its buildings, equipment, furniture and leasehold improvements of 148,095 million Won, 111,621 million Won and 187,796 million Won for the years ended December 31, 2001, 2002 and 2003, respectively.

15. Other Intangible Assets

Other intangible assets as of December 31, 2001, 2002 and 2003 consisted of the following:

	Korean Won (in millions)
	2001	2002	2003
Core deposit intangible, net of accumulated amortization of 610,690 million Won in 2001, 724,731 million Won in 2002 and 792,051 million Won in 2003	281,674	168,133	103,840
Capitalized software costs, net of accumulated amortization of 2,363 million Won in 2001, 4,872 million Won in 2002 and 15,297 million Won in 2003	5,425	28,703	63,781
Miscellaneous, net of accumulated amortization of 69 million Won in 2001, 187 million Won in 2002 and 82 million Won in 2003	169	394	279

Total	287,268	197,230	167,900

There were no indefinite-lived other intangible assets for any of the periods presented. Other intangible assets, which are subject to amortization, primarily include core deposit intangibles, which were acquired as part of acquisitions of Woori Credit Card (formerly Peace Bank), Kwangju Bank, and Kyongnam Bank on December 29, 2000 and Panasia on September 11, 2003 (see Note 3), and capitalized software costs.

The core deposit intangible is amortized over 5 to 8 years, on an accelerated basis. Capitalized software is amortized over 4 to 5 years. Amortization of other intangible assets for the years ended December 31, 2001, 2002 and 2003 was as follows:

	Korean Won (in millions)
	2001	2002	2003
Core deposit intangible	190,428	113,541	67,820
Capitalized software costs	957	2,509	10,426
Miscellaneous	53	86	82

Total	191,438	116,136	78,328

The amortization schedule of core deposit intangible, capitalized software costs and miscellaneous intangible assets for the remaining periods is as follows:

	Korean Won (in millions)
	2004	2005	2006	2007	2008	Total
Core deposit intangible	41,798	26,512	23,609	7,003	4,918	103,840
Capitalized software costs	15,790	14,843	14,435	13,003	5,710	63,781
Miscellaneous	113	113	37	9	7	279

Amortization expense is included in “Depreciation and amortization expense.”

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

16. Other Assets

Other assets as of December 31, 2001, 2002 and 2003 consisted of the following:

	Korean Won (in millions)
	2001	2002	2003
KDIC receivable	708,075	648,777	502,243
Other accounts receivable	204,878	198,408	416,601
Domestic exchange settlements debits	942,419	841,178	383,320
Security deposits	856,638	909,542	997,105
Prepaid expenses	38,478	39,974	31,567
Prepaid corporate income tax	215,483	200,090	212,288
Other(1)	221,800	191,196	138,779

Total	3,187,771	3,029,165	2,681,903

(1)	Including pledged assets of 94,764 million Won, 32,718 million Won and 12,039 million Won as of December 31, 2001, 2002, and 2003 (see Note 37).

KDIC receivable is related to assets and liabilities transferred to Woori Investment Bank from four bankrupted merchant banks pursuant to a contract arranged between the Financial Supervisory Commission and Woori Investment Bank. Pursuant to the contract, this receivable is scheduled to be collected no later than December 31, 2005.

17. Deposits

Deposits as of December 31, 2001, 2002 and 2003 were as follows:

	Korean Won (in millions)
	2001	2002	2003	Weighted average rate paid for 2003
Interest bearing deposits:
Interest bearing demand deposits	18,533,271	20,650,173	22,837,631	0.67%
Savings deposits	6,742,345	7,718,333	10,578,604	3.20%
Certificate of deposit accounts	782,108	437,994	3,850,630	4.37%
Other time deposits	38,614,312	45,358,331	47,334,385	4.52%
Mutual installment deposits	857,484	1,039,684	887,272	6.26%

Gross interest-bearing deposits	65,529,520	75,204,515	85,488,522	3.41%
Less: Discount	(18,171)	(14,017)	(6,867)

	65,511,349	75,190,498	85,481,655
Non-interest bearing deposits:
Demand accounts	3,581,525	3,407,615	3,520,977

Total deposits	69,092,874	78,598,113	89,002,632	3.30%

Deposits with consolidated trust accounts, which were 2,000,244 million Won, 1,776,405 million Won and 1,643,433 million Won, as of December 31, 2001, 2002 and 2003, respectively, are included in interest bearing deposits (see Note 42). Mutual installment deposits include interest-bearing accounts offered by the Company,

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

which enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Company. Prior to qualifying for a loan, a customer must make the required monthly deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from the Company, but loan amounts and terms are not as favorable as those associated with a loan request made after completing the deposit contract term.

The contractual schedule of maturities of certificate of deposits, other time deposits and mutual installment deposits as of December 31, 2003 was as follows:

Korean Won (in millions)
Due in 2004	42,028,213
Due in 2005	7,975,262
Due in 2006	1,000,813
Due in 2007	283,386
Due in 2008	207,601
Thereafter	577,012

Gross total	52,072,287
Less: Discount	(6,867)

52,065,420

The KDIC provides deposit insurance up to a total of 50 million Won per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of deposit.

18. Other Borrowed Funds

A summary of other borrowed funds as of December 31, 2001, 2002 and 2003 is presented below.

	Korean Won (in millions)
	2001		2002		2003
	Outstanding balance	Weighted average interest rate	Outstanding balance	Weighted average interest rate	Outstanding balance	Weighted average interest rate
The Holding Company
Borrowings in local currency	310,000	5.86%	300,000	5.88%	—	—

Subsidiaries
Borrowings from the BOK	1,559,440	4.51%	1,277,889	2.46%	1,670,287	2.52%
Borrowings in foreign currency	4,096,399	6.43%	4,391,124	2.18%	3,705,122	1.65%
Borrowings from trust accounts	1,641,794	4.68%	777,500	4.06%	1,611,050	3.60%
Other borrowings	356,589	9.68%	4,579,002	6.66%	2,358,751	4.84%

Sub total	7,654,222	6.60%	11,025,515	3.86%	9,345,210	3.35%

Total other borrowed funds	7,964,222	6.60%	11,325,515	3.91%	9,345,210	3.35%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year. Certain securities have been pledged as collateral in connection with borrowings from the BOK (see Notes 9 and 37).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

19. Secured Borrowings

The Company transferred certain non-performing loans, debt securities and other assets to SPEs, which in turn issued beneficial interests collateralized by such loans, debt securities and other assets. In accordance with SFAS No. 140, these transactions have been accounted for as secured borrowings. As a result, the loans, securities, and other assets collateralizing these borrowings are included in “Loans,” “Trading securities,” “Available-for-sale securities,” or “Other assets,” respectively, and the beneficial interests issued by the SPEs, which pay interest rates ranging from 0.4% to 60.0% per annum, are included in “Secured borrowings.”

A summary of the secured borrowings and relevant collateral as of December 31, 2001, 2002 and 2003 is presented as follows:

				2001
					Collateral (1)
		Annual interest (%)	Maturity	Secured borrowings	Loans	Securities	Other assets (2)
Hanvit Trust 1st ABS	Senior & subordinated collateralized bond obligation	10.2~13.0	2001	11,330	—	—	—
Hanvit 2nd ABS	”	8.2~8.9	2002	95,000	546,051	4,049	—
Hanvit 3rd ABS	”	8.0~10.0	2003~2004	130,000	364,877	—	—
Hanvit 5th ABS	”	6.5~7.1	2002~2003	125,000	461,406	884	—
Hanvit 6th ABS	”	7.4~8.0	2002~2003	130,000	89,070	—	—
Hanvit 7th ABS	”	6.2~7.0	2002~2003	155,000	348,738	26,968	—
Hanvit 8th ABS	”	6.5~7.8	2002~2004	120,000	307,717	13,791	—
Hanvit 9th ABS	”	6.9~14.0	2003	115,000	100,000	12,973	—
Hanvit 10th ABS	”	6.1	2003	160,000	367,495	76,743	—
Hanvit 11th ABS	”	5.6~9.0	2002~2004	270,000	560,315	106,814	—
LSF Hanvit	”	15.0	2002~2007	13,088	23,895	6	15,509
CKH	”	5.8~60.0	2002~2003	119,054	117,200	18,584	—
Hanvit LSP	”	3.9	2002~2003	318,263	266,105	182,769	—
Peace 1st ABS	”	5.0~6.3	2002~2004	35,000	83,856	4,114	—
LSF Peace Holding	”	15.0	2002~2015	54,060	—	45,385	—
LSF Peace Investment	”	15.0	2002~2015	30,456	31,873	—	770
Woori Card 1st ABS	”	5.6~6.8	2003~2005	310,000	359,326	—	—
Kyongeun 1st ABS	”	8.4~8.8	2002	45,000	145,125	—	6,219
Kyongeun 2nd ABS	”	6.5~7.8	2002~2004	90,000	165,535	9,555	13,855
Securities sold under repurchase agreement in Won		3.8~8.4	2002	1,234,260	—	2,209,707	—
Securities sold under repurchase agreement in foreign currency		0.6~4.1	2002~2004	1,315,465	—	1,748,964	—
Collateralized borrowings in foreign currency		3.0	2002	39,783	—	48,153	—

Gross secured borrowings				4,915,759	4,338,584	4,509,459	36,353
Discount				(2,022)	—	—	—

Total secured borrowings, net				4,913,737	4,338,584	4,509,459	36,353

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

				2002
					Collateral (1)
		Annual interest (%)	Maturity	Secured borrowings	Loans	Securities	Other assets (2)
Hanvit 3rd ABS	Senior & subordinated collateralized bond obligation	8.8~10.0	2003~2004	80,000	124,951	2,239	—
Hanvit 5th ABS	”	7.1~10.3	2003~2008	120,000	118,483	4,296	—
Hanvit 6th ABS	”	8.0~8.0	2003	60,000	8,484	—	—
Hanvit 7th ABS	”	7.0	2003	95,000	101,033	24,006	—
Hanvit 9th ABS	”	6.9~14.0	2003	115,000	99,219	8,624	—
Hanvit 11th ABS	”	7.2~7.4	2004	49,700	124,040	69,031	—
LSF Hanvit	”	15.0	2003~2007	11,619	4,311	—	3,658
CKH	”	10.0~60.0	2003	9,054	17,363	8,799	—
Hanvit LSP	”	3.9	2003	288,096	202,366	104,622	—
Woori Ship Mortgage	”	5.2~7.3	2003~2007	145,000	180,436	—	—
Peace 1st ABS	”	5.7~15.0	2003~2010	18,000	16,715	4,422	—
LSF Peace Holding	”	15.0	2002~2015	20,432	—	13,858	—
LSF Peace Investment	”	15.0	2002~2015	20,647	—	—	8,505
Woori Card 1st ABS	”	5.6~6.8	2003~2005	310,000	369,722	—	—
Woori More 1st ABS	”	5.8~6.1	2004~2005	700,000	1,108,870	—	—
Woori More 2nd ABS	”	5.8~ 6.1	2004~2005	320,000	418,135	—	—
WCC Consumer	”	2.3~6.6	2003~2007	615,700	897,686	—	—
Kyongeun 2nd ABS	”	7.2~7.8	2003~2004	40,000	30,365	—	6,928
Securities sold under repurchase agreement in Won		3.8~7.0	2003	683,204	—	1,429,700	—
Collateralized borrowings in Won		7.3~7.5	2005~2007	32,718	—	32,773	—
Securities sold under repurchase agreement in foreign currency		0.3~3.4	2003~2004	865,313	—	1,200,580	—
Collateralized borrowings in foreign currency		0.4~2.3	2003~2004	171,340	—	218,031	—

Gross secured borrowings				4,770,823	3,822,179	3,120,981	19,091
Discount				(15,299)	—	—	—

Total secured borrowings, net				4,755,524	3,822,179	3,120,981	19,091

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

				2003
					Collateral (1)
		Annual interest (%)	Maturity	Secured borrowings	Loans	Securities	Other assets (2)
Hanvit 9th ABS	Senior & subordinated collateralized bond obligation	14.0	2004	5,750	—	3,000	—
LSF Hanvit	”	15.0	2004~2007	6,857	—	—	1,513
Hanvit LSP	”	15.0	2004	5,195	13,527	—	—
CKH	”	10.0~60.0	2004	9,054	96	7,130	—
Woori Ship Mortgage	”	5.9~7.3	2004~2007	125,002	149,462	—	—
Woori Ship Mortgage 2-2nd	”	4.2~5.2	2004~2010	214,200	220,501	—	—
Woori Aircraft	”	6.4~8.0	2004~2009	28,000	30,636	—	—
Peace 1st ABS	”	5.7~15.0	2004~2010	15,989	—	31,533	—
LSF Peace Investment	”	15.0	2004~2015	6,253	1,964	6	415
Woori Card 1st ABS	”	6.8~12.0	2005	230,291	228,734	—	—
Woori More 1st ABS	”	15.0	2006	22,300	171,065	—	—
Woori More 2nd ABS	”	5.8~15.0	2004~2006	371,800	227,437	—	—
Woori More 3rd ABS	”	7.3~15.0	2004~2005	365,900	360,137	—	—
Woori More 4th ABS	”	13.4	2007	417,284	293,236	—	—
WCC Consumer	”	2.3	2008	598,900	527,950	—	—
Kyongeun 2nd ABS	”	7.8	2004	20,000	—	—	10,111
Securities sold under repurchase agreement in Won		3.4~4.4	2004	699,238	—	1,074,948	—
Collateralized borrowings in Won		7.3~7.5	2005~2007	25,291	—	25,429	—
Securities sold under repurchase agreement in foreign currency		1.6~2.6	2004~2005	957,702	—	1,104,800	—
Collateralized borrowings in foreign currency		0.4~2.0	2004~2006	196,576	—	221,932	—

Gross secured borrowings				4,321,582	2,224,745	2,468,778	12,039
Discount				(293)	—	—	—

Total secured borrowings, net				4,321,289	2,224,745	2,468,778	12,039

(1)	Carrying value
(2)	Consists of foreclosed real estate.
(3)	In additional to the above collateral, the SPEs also hold cash and cash equivalents and other bank deposits of 879,839 million Won, 1,194,153 million Won and 744,583 million Won as of December 31, 2001, 2002 and 2003, which have been collected from the loans, securities and other assets. Those cash and cash equivalents and other bank deposits are required to be used to repay the related borrowings when due.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

The combined aggregate amount of contractual maturities of all secured borrowings as of December 31, 2003 was as follows:

Korean Won (in millions)
Due in 2004	2,274,856
Due in 2005	553,503
Due in 2006	215,447
Due in 2007	485,620
Due in 2008	607,900
Thereafter	184,256

Gross secured borrowings	4,321,582
Less: Discount	(293)

4,321,289

20. Long-term Debt

The following table is a summary of long-term debt (net of unamortized original issue discount) as of December 31, 2001, 2002 and 2003:

	Korean Won (in millions)
	Interest	Maturity	2001	2002	2003
Senior
Holding Company
Won currency
Bonds with warrants	5.0%	2003	66,680	66,680	—
Convertible debenture	0.0%	2006	—	—	20,000
Finance debentures	4.6%~6.9%	2004~2008	1,050,000	1,550,000	2,150,000

Sub total			1,116,680	1,616,680	2,170,000

Foreign currency
Finance debentures	1.7%~3.2%	2004	198,915	331,990	347,610
Convertible debenture	0.0%	2005~2006	—	62,421	110,198

Sub total			198,915	394,411	457,808

Subsidiaries
Won currency
Notes payable to government funds	0.0%~6.0%	2004~2020	1,694,592	1,769,268	1,959,699
Notes payable to Seoul Municipal Government	0.0%~8.0%	2004~2015	502,928	541,375	596,013
Notes payable to other municipal government	0.0%~7.6%	2004~2018	568,126	563,630	705,152
Notes payable to Industrial Bank of Korea	2.4%~8.6%	2004~2010	358,877	214,614	151,000
Notes payable to other banks	2.0%~6.0%	2004~2010	145,259	254,880	408,960
Notes payable to other financial institutions	6.8%	2003~2004	5,918	6,394	18,977
Finance debentures	4.3~10.5%	2004~2009	210,027	2,613,010	3,767,351
Bonds with warrants	12.5%~15.0%	2004~2049	591,949	591,949	614,803

Sub total			4,077,676	6,555,120	8,221,955

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Korean Won (in millions)
	Interest	Maturity	2001	2002	2003
Foreign currency
Notes payable to Ministry of Finance and Economics	6.68%	2014	3,418	3,094	3,087
Notes payable to Industrial Bank of Korea	2.1%~2.6%	2003~2008	73,013	37,908	34,284
Notes payable to Korea Development Bank	1.6%~6.9%	2003~2012	2,869	101,888	177,367
Notes payable to other banks	0.5%~3.2%	2003~2004	527,756	453,896	403,255
Notes payable to other financial institutions	1.3%~3.2%	2003~2006	—	480	—
Floating rate finance debentures	2.85%	2003	104,099	12,004	—
Mid-term note	3.6%~4.5%	2005~2007	—	360,120	1,487,332

Sub total			711,155	969,390	2,105,325

Subordinated
Subsidiaries
Won currency
Notes payable to Daehan Life Insurance Co., Ltd.	5.6%~6.7%	2006~2007	50,000	50,000	—
Notes payable to Samsung Life Insurance Co., Ltd.	8.5%	2007	10,000	—	—
Notes payable to Kyobo Life Insurance Co., Ltd.	10.0%	2007	30,000	30,000	—
Finance debentures	6.7%~13.5%	2003~2010	2,269,700	1,363,100	1,370,012

Sub total			2,359,700	1,443,100	1,370,012

Foreign currency
Finance debentures	11.8%~12.8%	2010	1,117,392	1,020,340	1,257,469

Sub total			1,117,392	1,020,340	1,257,469

Gross long-term debt			9,581,518	11,999,041	15,582,569
Less: Discount			(634,061)	(694,406)	(665,756)

			8,947,457	11,304,635	14,916,813

Long-term debt is predominately denominated in Won, U.S. dollars or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Inter-bank Offered Rate, which are reset on a monthly, semi-annual or quarterly basis, or the monthly Public Fund Prime Rate published by the Korean government. The weighted-average interest rate for long-term debt was 8.27%, 6.51% and 5.82% as of December 31, 2001, 2002 and 2003, respectively.

Bonds with warrants

The Holding Company issued bonds with detachable stock warrants on July 16, 2001. The coupon rate on the bonds with warrants is 5%. The warrant is exercisable from three months following the issuance date. The Holding Company is obligated to issue new common shares upon the requests of the bondholders. The exercise price is 5,000 Won and the warrants were valid from October 17, 2002 to June 16, 2003. The market value of the

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

debt securities and the detachable stock warrants, net of issuance costs and discounts, were 64,724 million Won and 1,163 million Won as of July 16, 2001, respectively. The market value of the detachable stock warrants at the time of issuance was accounted for as additional paid in capital. 8,979,716 out of 13,335,904 warrants originally granted were outstanding and out-of-the-money as of December 31, 2002. In 2003 all remaining detachable stock warrants issued by the Holding Company were either exercised or expired and the bonds were redeemed, and, thus, no stock warrants were outstanding as of December 31, 2003.

In 1999, Woori Bank, Kyongnam Bank, and Kwangju Bank issued outstanding bonds with warrants. The exercise periods for these warrants end in 2004. Common stocks of these subsidiary banks are to be issued upon the exercise of the warrants. The exercise prices range from 118,483 to 150,602 Won per share as of December 31, 2003. No proceeds were either allocated to or accounted for the value of stock warrant because the quoted market price per share was substantially lower than the exercise price. 3,699,041 out of 5,287,761 warrants originally granted are outstanding and out-of-the-money as of December 31, 2003.

Debt maturity schedule

The combined aggregate amount of contractual maturities of all long-term debt as of December 31, 2003 was as follows:

Korean Won (in millions)
Due in 2004	3,578,104
Due in 2005	2,532,931
Due in 2006	2,392,346
Due in 2007	1,106,607
Due in 2008	1,925,469
Thereafter	4,047,112

Gross long-term debt	15,582,569
Less: Discount	(665,756)

14,916,813

Convertible debentures

In accordance with the Convertible Bond Purchase Agreement (the “Agreement”) between the Company and Lehman Brothers Holdings Inc. (“Lehman”), which is a binding part of the Joint Venture Master Agreement by and between the Company and Lehman, the Company shall issue and sell to Lehman maximum aggregated amounts of US$ 250 million of a series of zero coupon convertible debentures on the closing of each sale of loans to a JV SPV, jointly owned by a subsidiary of the Company and a Lehman subsidiary. The Company’s investment in the JV SPV is included in investments in affiliates.

If the conversion option is not exercised prior to the maturity date because the market price has been below the conversion price, the Company is required to pay the bondholder the interest accrued at the compound annual rate. The Company accrues a liability for such premium over the period from the date of the issuance of the debenture to the maturity date and accounts for the liability as accrued interest payable and interest expense.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

The convertible debenture in Won currency issued based on the Agreement and outstanding as of December 31, 2003 and its terms were as follows:

CB 6-4
Face value	20 billion Won
Issue price	20 billion Won
Coupon rate	Nil
Conversion price per share	5,380 Won
Conversion stock	Common stock
Conversion period	Mar. 27, 2004 – Feb. 26, 2006
Maturity	March 26, 2006
Guaranteed return rate	3.683%
Redemption price at maturity if not converted	22,314,285,429 Won

Convertible debentures in foreign currency issued based on the Agreement and outstanding as of December 31, 2003 and their terms were as follows:

	CB 6-1	CB 6-2	CB 6-3	CB 6-5
Face value	US$ 36 million	US$ 16 million	US$ 39 million	US$ 1 million
Issue price	US$ 36 million	US$ 16 million	US$ 39 million	US$ 1 million
Coupon rate	Nil	Nil	Nil	Nil
Conversion price per share	7,313 Won	5,588 Won	5,380 Won	7,228 Won
Conversion stock	Common stock	Common stock	Common stock	Common stock
Conversion period	Sep. 28, 2003 - Aug. 27, 2005	Dec. 21, 2003 - Nov. 20, 2005	Mar. 27, 2004 - Feb. 26, 2006	Jul. 11, 2004 - Jun 10, 2006
Maturity	Sep. 27, 2005	Dec. 21, 2005	March 26, 2006	Jul. 10, 2006
Conversion exchange rate per US$ 1	1,201.4 Won	1,215.8 Won	1,194.9 Won	1,188.5 Won
Guaranteed return rate	2.925%	2.734%	2.215%	2.034%
Redemption price at maturity if not converted	US$ 39,276,197	US$ 17,357,738	US$ 41,664,372	US$ 1,062,593

The total number of potential shares to be issued as of December 31, 2003, assuming that all convertible debentures are converted was 21,939,168 shares.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

21.	Other Liabilities

Other liabilities as of December 31, 2001, 2002 and 2003 consisted of the following:

	Korean Won (in millions)
	2001	2002	2003
Accrued severance benefits	44,120	133,642	219,390
Allowance for losses on guarantees and acceptances	523,962	527,341	457,777
Allowance for KAMCO repurchase obligations	388,272	368,605	134,753
Accounts payable	246,011	332,067	186,165
Unearned income	146,489	137,488	100,309
Tax withholdings and income tax payable	67,136	69,030	71,973
Security deposits received	145,380	137,838	143,636
Due to agencies	343,574	387,393	590,466
Domestic exchange settlements credits	583,099	498,677	435,142
Foreign exchange	153,017	349,275	393,685
Account for agency business	234,635	280,179	263,459
Other	198,103	333,674	221,082

Total	3,073,798	3,555,209	3,217,837

22. Minority Interest

Minority interest represents the equity for the remaining outstanding voting stock of subsidiaries not purchased by the Company (see Note 40). The changes in minority interest in 2001, 2002 and 2003 consisted of minority interest in net income of subsidiaries, minority interest in changes in other comprehensive income of subsidiaries and the minority interest in Woori Securities which was consolidated during 2002 due to a change in the ownership percentage of the Company.

23. Common Stock

The Company has 2,400 million authorized shares of common stock with 5,000 Won par value, of which 775,504,910 shares were issued and outstanding as of December 31, 2003. The Company’s common stock owned by the KDIC was 673,458,609 (86.8%) shares as of December 31, 2003.

The changes in the capital stock of the Company during the period from the date of incorporation to December 31, 2003 were as follows:

		Korean Won (in millions)
Description	Number of shares issued	Capital stock	Paid-in capital in excess of par value
Date of incorporation	727,458,609	3,637,293	—
Exercise of warrants during 2002	4,356,188	21,781	—
Issue of new shares on June 12, 2002	36,000,000	180,000	58,646

December 31, 2002	767,814,797	3,839,074	58,646
Exercise of warrants during 2003	7,690,113	38,451	—

December 31, 2003	775,504,910	3,877,525	58,646

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

24. Additional Paid-in Capital

As discussed in Note 1, the amount (3,778,023 million Won) resulting from liabilities in excess of identified assets of the acquired banks has been classified as deficit equity and has been included in additional paid-in capital. The deficit equity was reduced by using the tax benefits resulting from the acquired entity’s deductible temporary differences and net operating loss carryforwards at the acquisition date.

The amounts incurred by KDIC for the purchase of the newly issued shares of Commercial Bank of Korea and Hanil Bank on September 30, 1998 (3,264,200 million Won) have been recorded as additional paid-in capital in the accompanying consolidated financial statements. The effect on additional paid-in-capital from ownership changes of subsidiaries from September 30, 1998 to December 31, 1999 amounts to 1,337,971 million Won increase. On December 29, 2000, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card (formerly Peace Bank) received an “order of elimination” of all existing shareholders from the Financial Supervisory Commission pursuant to the Law on Improvement of Structure of Financial Industry of the Republic of Korea, and, accordingly, reduced their existing common stock to zero without the payment of consideration to the existing stockholders, effectively eliminating all existing shareholders, except for the consideration paid to certain shareholders who exercised dissenters’ rights against the capital reduction.

After the capital reduction, on December 29 through December 31, 2000, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card received 2,764,400 million Won, 259,000 million Won, 170,400 million Won and 273,000 million Won, respectively, from KDIC, in connection with the purchase by KDIC of newly issued shares of the banks. These amounts have been recorded as additional paid-in capital in the accompanying consolidated financial statements. During 2001, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card received 1,877,600 million Won, 94,000 million Won, 273,100 million Won and 338,900 million Won, respectively, from KDIC, as additional capital injection. These amounts have been recorded as additional paid-in capital in the accompanying consolidated financial statements.

As an additional structural reform implemented by the government for the merchant banking industry, on November 3, 2000, KDIC established Woori Investment Bank to manage the operations of four bankrupted merchant banking corporations and contributed capital of 170,493 million Won, which has been recorded as additional paid-in capital by the Holding Company. On March 24, 2001, KDIC contributed additional capital of 30,913 million Won, which has been recorded as additional paid-in capital.

Upon legal establishment of the Company on March 27, 2001, 3,637,293 million Won of injected capital which had been classified as additional paid-in capital in connection with the purchase by KDIC of newly issued shares of the respective banks was transferred to common stock.

The capital injection was considered taxable income in Korea and was recorded net of the applicable tax effect. The tax benefit resulting from the recognition of pre-acquisition net operating loss (“NOL”) carryforwards and deductible temporary differences has been reflected as a reduction of deficit equity (see Note 32).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

The changes in additional paid-in capital in 2001, 2002 and 2003 consisted of the following:

	Korean Won (in millions)
	2001		2002		2003
	APIC	Deficit equity	APIC	Deficit equity	APIC	Deficit equity
Balance, beginning of year	8,118,296	(3,778,023)	6,428,630	(2,691,617)	6,488,088	(2,134,855)

Issuance of common stock	—	—	58,646	—	(574)	—
Issuance of stock purchase warrants	1,163	—	—	—	—	—
Capital transactions of affiliates	99,280	—	677	—	25,955	—
Reduction of deficit equity relating to the use of pre-acquisition NOL carryforwards, etc.	—	319,077	—	556,762	—	265,721
Grant of stock options	—	—	135	—	1,386	—
KDIC capital injection	1,847,184	767,329	—	—	—	—
Transfer to common stock	(3,637,293)	—	—	—	—	—

Balance, end of year	6,428,630	(2,691,617)	6,488,088	(2,134,855)	6,514,855	(1,869,134)

Total		3,737,013		4,353,233		4,645,721

25. Accumulated Deficit

Accumulated deficit consisted of the following as of December 31, 2001, 2002 and 2003:

	Korean Won (in millions)
	2001	2002	2003
Appropriated retained earnings:
Legal reserve	86,000	203,000	250,448
Other statutory reserves	16,509	16,579	18,242
Accumulated deficit	(5,379,492)	(4,482,674)	(5,261,381)

Total	(5,276,983)	(4,263,095)	(4,992,691)

The General Banking Act requires the Company to appropriate as a legal reserve an amount equal to a minimum of 10% of annual net income of each individual legal entity within the consolidated group of companies until such reserve equals 100% of its paid-in capital. Although the consolidated group has an aggregate accumulated deficit, a legal reserve has been recorded related to consolidated subsidiaries which have recorded net income in accordance with accounting principles generally accepted in the Republic of Korea. This reserve is not available for payment of cash dividends but may be transferred to capital stock or used to reduce an accumulated deficit, if any, by an appropriate resolution of the Company’s board of directors.

The Company’s branches in Japan and in Vietnam are required to appropriate a statutory reserve. This reserve is used only to reduce any accumulated deficit related to the branches in Japan and Vietnam.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

26. Components of Accumulated Other Comprehensive Income (Loss)

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2001, 2002 and 2003, the non-owner equity changes are composed of foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Below are the components of accumulated other comprehensive income (loss) and the related tax effects allocated to each component for the years ended December 31, 2001, 2002 and 2003.

	Korean Won (in millions)
	Foreign currency translation adjustments	Unrealized holding gains on investments	Accumulated other comprehensive income
January 1, 2001	(2,119)	171,410	169,291

Foreign currency translation adjustments, net of tax benefit of 635 million Won	(1,926)	—	(1,926)
Net unrealized holding gains arising on available-for-sale securities, net of tax expense of 17,173 million Won	—	52,117	52,117
Reclassification adjustment for losses included in net income, net of tax benefit of 2,972 million Won	—	(9,020)	(9,020)

Current period change	(1,926)	43,097	41,171

Balance, December 31, 2001	(4,045)	214,507	210,462

Foreign currency translation adjustments, net of tax expense of 449 million Won	1,062	—	1,062
Net unrealized holding gains arising on available-for-sale securities, net of tax expense of 20,172 million Won	—	47,749	47,749
Reclassification adjustment for losses included in net income, net of tax benefit of 97,637 million Won	—	(231,108)	(231,108)

Current period change	1,062	(183,359)	(182,297)

Balance, December 31, 2002	(2,983)	31,148	28,165

Foreign currency translation adjustments, net of tax expense of 701 million Won	1,911	—	1,911
Net unrealized holding losses arising on available-for-sale securities, net of tax benefit of 8,310 million Won	—	(22,656)	(22,656)
Reclassification adjustment for gains included in net income, net of tax expense of 43,275 million Won	—	117,979	117,979

Current period change	1,911	95,323	97,234

Balance, December 31, 2003	(1,072)	126,471	125,399

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

27. Non-interest Income

The components of non-interest income for the years ended December 31, 2001, 2002 and 2003 were as follows:

	Korean Won (in millions)
	2001	2002	2003
Trust fees, net	48,689	61,662	45,404
Fees and commission income
From credit cards	421,763	576,322	465,409
From currency transfers	169,691	445,097	463,497
From letters of credit	42,255	52,358	63,215
Other	25,418	31,270	94,689

Sub total	659,127	1,105,047	1,086,810

Trading revenue (loss), net
Debt securities	(197,821)	104,634	(45,532)
Equity securities	(23,978)	(38,667)	(6,826)
Beneficiary certificates	42,581	15,111	9,391
Foreign exchange contracts	126,839	115,811	221,200
Derivative instruments	119,781	68,317	(66,869)

Sub total	67,402	265,206	111,364

Investment securities gain (loss), net (1)
Debt securities	(188,972)	88,798	(115,731)
Equity securities	(80,281)	(90,208)	(11,379)
Beneficiary certificates	5,675	36,025	44,315

Sub total	(263,578)	34,615	(82,795)

Other non-interest income
Gain on disposal of premises and equipment	90,156	44,816	18,451
Gain on sales of loans	206,884	126,368	69,334
Other	237,671	146,852	186,330

Sub total	534,711	318,036	274,115

Total non-interest income	1,046,351	1,784,566	1,434,898

(1)	Impairment losses on investment securities for the years ended December 31, 2001, 2002 and 2003 were 447,366 million Won, 248,909 million Won and 209,370 million Won, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

28. Non-interest Expense

The components of non-interest expense for the years ended December 31, 2001, 2002 and 2003 were as follows:

	Korean Won (in millions)
	2001	2002	2003
Salaries and employee benefits
Salaries and other benefits	480,423	631,577	770,756
Provision for accrued severance benefits	59,920	90,368	94,661

Sub total	540,343	721,945	865,417

Depreciation and amortization
Depreciation on premises and equipment	148,095	111,621	187,796
Amortization on intangible assets	191,438	116,136	78,328

Sub total	339,533	227,757	266,124

Other administrative expenses	562,246	840,505	742,191

Fees and commissions
Paid on remittances and collections	29,137	259,343	211,226
Paid on letters of credit	18,677	12,751	11,806
Paid on credit cards	100,100	181,613	112,650

Sub total	147,914	453,707	335,682

Other non-interest expense
Loss on disposal of premises and equipment	146,233	26,715	1,933
Loss on sales of loans	5,980	68,078	29,540
Other	338,276	240,710	395,545

Sub total	490,489	335,503	427,018

Total non-interest expense	2,080,525	2,579,417	2,636,432

Other administrative expenses consist mainly of rent, outside service fees, and advertisement.

29. Discontinued Operations

Hanvit Leasing and its subsidiaries

On June 4, 2002, Hanil Bakrie, a subsidiary of Hanvit Leasing, was sold to a third party and on December 27, 2002, Hanvit Leasing and its other subsidiaries, Hanil Leasing and CBK Leasing were sold to Lone Star Fund IV., L.P. Hanvit Leasing is a component of the Woori Bank business segment and management of Woori Bank committed to a plan to dispose of Hanvit Leasing and its subsidiaries as a business-restructuring plan. Under SFAS No. 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets”, which requires the reclassification of the assets and liabilities to be disposed of as held for sale, total assets and liabilities as of December 31, 2001 were presented as held for sale and the sale in 2002 was accounted for as discontinued operations. Total assets of Hanvit Leasing and its subsidiaries were 933,842 million Won and total liabilities were 1,348,942 million Won as of December 31, 2001, respectively. These assets and liabilities were reclassified as assets held for sale and liabilities held for sale. Operating revenues of Hanvit Leasing and its subsidiaries in

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

2001 were 234,173 million Won. With respect to the disposal of Hanvit Leasing and its subsidiaries, 928,748 million Won of the results from operations of Hanvit Leasing and its subsidiaries in 2002 were presented as income from operations of discontinued components and 96,019 million Won of disposal gain were presented as gain on disposal of discontinued components in the consolidated income statements. The disposal gain represents the excess of the sales proceeds of 118,716 million Won over the net book value of the net assets of 22,697 million Won of the sold operations (assets of 534,390 million Won and liabilities of 511,693 million Won).

Central Telecom Capital Inc.

On December 12, 2002, Woori Investment Bank entered into an agreement to sell all shares of Central Telecom Capital Corp., a subsidiary of Woori Investment Bank, to KT Solutions Co., Ltd. Under SFAS No. 144, 273,389 million Won and 186,327 million Won of assets were reclassified as assets held for sale as of December 31, 2001 and 2002, respectively, and 235,336 million Won and 151,846 million Won of liabilities were reclassified as liabilities held for sale as of December 31, 2001 and 2002, respectively. Operating revenues in 2001 and 2002 were 114,274 million Won and 101,690 million Won, respectively. Also, 3,278 million Won of operating results of Central Telecom Capital Corp. for the period ended December 31, 2002 was presented as income from operations of discontinued components. Also, 6,725 million Won of the difference between the carrying value and the fair value of Central Telecom was recognized as loss on disposal of discontinued components.

30. Stock Options

On December 4, 2002, the Company granted stock options to 62 directors of the Holding Company and its subsidiaries. The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum 6,800 Won per share). The cross-volatility between the Company’s stock price and the Korean banking industry index was applied in the fair valuation of 60 percent of the total number of stock options granted. In addition, for the remaining 40 percent of the total number of stock options granted, of which the exercise price is 6,800 Won per share, the number of stock option to be vested will be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total assets ratio by 15%, 15% and 10%, respectively. These performance target levels exceed those required by the Memorandum of Understanding between the Company and the KDIC as discussed in Note 31. The number of stock options to be vested has been determined based on management’s best estimate that the MOU targets will be met, but not exceeded. The stock options are exercisable during a three-year period beginning after three years from the grant date. If the stock options are exercised, the Company has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

The summary of stock options granted to management of the Holding Company and its subsidiaries as of December 31, 2003 is summarized as follows:

Description	The Holding Company	Subsidiaries	Total
Outstanding stock options	450,000 shares	900,000 shares	1,350,000 shares
Type	Share issue or balance compensation	Share issue or balance compensation
Valuation method	Fair value approach	Fair value approach

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

The Company estimated stock option costs using Black-Scholes Pricing Model at the grant date and the details are summarized as follows:

Description	Application
Discount rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 4, 2002
Expected exercising period	4.5 year (average holding period)
Expected dividend income ratio	0%
Expected forfeiture ratio	0%
Expected volatility of stock price	61.71%, which is the annualized standard deviation of expected stock investment yield based on continuous compounded method
Cross-volatility of the Korean banking industry index and the Company’s stock	62.66%, which is the annualized standard deviation of expected stock investment yield based on continuous compounded method
Exercise price	6,800 Won per share
Fair value of the indexed stock option (60%)	2,106 Won per share
Fair value of the performance based stock option (40%)	2,257 Won per share

The stock option costs are summarized as follows:

	Korean Won (in millions)
Description	Indexed stock options	Performance based stock options	Total
Total stock option costs	1,706	853	2,559
Recorded in 2002 and 2003	1,014	507	1,521
To be recorded after 2003	692	346	1,038

The stock options outstanding as of December 31, 2002 and 2003 were as follows:

	2002				2003
Description	Number of stock options		Weighted average exercise price per share (Won)		Number of stock options		Weighted average exercise price per share (Won)
Stock options outstanding, beginning of year	—		—		1,560,000		6,800
Granted	1,560,000	(1)	6,800	(1)	—		—
Exercised	—		—		—		—
Cancelled	—		—		(210,000	) (2)	6,800
Forfeited	—		—		—		—

Stock options outstanding, end of year	1,560,000		6,800		1,350,000	(3)	6,800

Exercisable at year end	—		—		—		—
Weighted average fair value at grant date	—		2,166		—		—

(1)	The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum 6,800 Won per share).
(2)	210,000 options which were given to the subsidiaries’ eight officers who retired in the period were cancelled by the resolution of the board of directors of the Company in December 2003.
(3)	The weighted average remaining contractual life of the stock options outstanding as of December 31, 2003 is 5 years.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

31. Regulatory Requirements

Capital ratio

In conformity with the Financial Supervisory Service (“FSS”) and Basel Committee on Banking Regulations and Supervisory Practices/BIS Guidelines, each subsidiary bank applied BIS risk-adjusted capital ratios to evaluate its capital adequacy. Total capital consists of two tiers of capital. Tier 1 Capital includes common shareholders’ equity, retained profits, legal reserves, and minority interest, less intangible assets and other adjustments. Tier 2 Capital consists of the allowance for credit losses up to 1.25 percent of risk-weighted assets, limited amounts of subordinated debt, and other adjustments. Banking organizations engaged in international banking are required to maintain a minimum 8% total risk-based capital ratio, the ratio of total risk-adjusted capital divided by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%. The capital ratios are calculated based on each subsidiary bank’s consolidated balance sheets prepared in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”). In the event any bank did not maintain a consolidated BIS ratio of 8%, it is subject to corrective actions recommended by the FSS based on the actual financial position and capital ratio. Continued non-compliance with these standards could potentially result in the closure of non-compliant banks.

Management believes that as of December 31, 2003, each bank meets all capital adequacy requirements to which it is subject. Events beyond management’s control, such as fluctuations in interest rates or a downturn in the economy in areas in which the banks’ loans or securities are concentrated, could adversely affect future earnings and consequently, each bank’s ability to meet its future capital requirements.

The following capital ratios are calculated in accordance with the FSS guidelines, which are materially consistent with BIS guidelines, and each of the subsidiary banks’ consolidated financial statements prepared in accordance with Korean GAAP:

	Korean Won (in millions)
	2001
	Woori Bank (1)	Kyongnam Bank	Kwangju Bank
Tier 1 Capital	3,253,736	313,866	191,394
Tier 2 Capital	2,525,841	182,882	188,377
Less: Investment in non-consolidated equity investees (2)	(40,972)	—	—

Total risk-adjusted capital	5,738,605	496,748	379,771

Total risk-weighted assets	50,373,527	4,484,511	3,407,477

Tier 1 capital ratio	6.46%	7.00%	5.62%
Tier 2 capital ratio	5.01%	4.08%	5.53%
Total risk-based capital ratio	11.39%	11.08%	11.15%

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Korean Won (in millions)
	2002
	Woori Bank (1)	Kyongnam Bank	Kwangju Bank
Tier 1 Capital	3,976,348	411,834	268,470
Tier 2 Capital	2,918,984	220,102	252,685
Less: Investment in non-consolidated equity investees (2)	(43,156)	(2,739)	—

Total risk-adjusted capital	6,852,176	629,197	521,155

Total risk-weighted assets	58,645,582	5,549,141	4,726,583

Tier 1 capital ratio	6.78%	7.42%	5.68%
Tier 2 capital ratio	4.98%	3.97%	5.35%
Total risk-based capital ratio	11.68%	11.34%	11.03%

	Korean Won (in millions)
	2003
	Woori Bank	Kyongnam Bank	Kwangju Bank
Tier 1 Capital	4,769,574	454,653	315,755
Tier 2 Capital	3,123,707	235,366	229,864
Less: Investment in non-consolidated equity investees (2)	(42,199)	(2,844)	—

Total risk-adjusted capital	7,851,082	687,175	545,619

Total risk-weighted assets	69,917,747	5,879,102	5,090,368

Tier 1 capital ratio	6.82%	7.73%	6.20%
Tier 2 capital ratio	4.47%	4.00%	4.52%
Total risk-based capital ratio	11.23%	11.69%	10.72%

(1)	Adjusted for the merger of Woori Investment Bank, which incurred as of July 31, 2003.
(2)	Investment in non-consolidated equity investees engaged in banking and financial activities are deducted from total capital, but not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.

The General Banking Act provides for a minimum paid-in capital of 100 billion Won for nationwide banks and 25 billion Won for regional banks.

All banks in Korea, including foreign bank branches, are required to maintain a prescribed solvency position in addition to the minimum capital requirements discussed above. Until March 31, 2001, a bank’s outstanding liabilities arising from guarantees and other contingent liabilities (except those specifically excluded under the General Banking Act) were not permitted to exceed 20 times its equity capital amounts. However, beginning on April 1, 2001, the limitation on guarantees and contingent liabilities was eliminated and, for regulatory purposes, guarantees provided by banks are counted as an extension of credit and are regulated accordingly.

Memoranda of Understanding (“MOU”) between KDIC and the Woori Subsidiaries

As a condition of the capital contributions and injections that were executed and made by KDIC into the Woori Subsidiaries, each of the Woori Subsidiaries entered into an Execution of Business Normalization Plan MOU with KDIC which also includes a business normalization plan, “required execution matters” and letter of undertaking as attachments. In the case of Woori Bank, the MOU entered into on December 30, 2000, superseded an MOU which was originally entered into with the Financial Supervisory Commission (“the FSC”) and KDIC

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

on January 22, 1999. With the exception of specific targets set forth therein, the terms and conditions of the Execution of Business Normalization Plan MOU that applies to each bank are substantially identical and primarily deal with each bank’s obligations to implement its business normalization plan, which is a two-year plan renewed every two years until the MOU terminates, that was prepared by each bank and approved by KDIC.

In the event that KDIC determines that the bank has failed to implement its business normalization plan or to meet financial ratio targets, KDIC may impose sanctions on directors as well as employees ranging from warnings and reduction of wages to suspension or termination of employment. KDIC may also order the bank, among other things, to increase or reduce its capital or dispose of its assets, to downsize, dispose, acquire or consolidate branches or subsidiaries, to suspend or transfer a part of its operations, or to order a merger or inclusion in a holding company. In addition, under the MOU with KDIC, the Woori Subsidiaries are required to take all actions necessary (including making dividend payments) to enable the Holding Company to return to KDIC such public funds injected by KDIC into the Woori Subsidiaries to the extent that such actions would not cause a materially adverse effect on the normalization of their business operations as contemplated by the MOU. Management has considered these terms of the MOU and believes that the conditions which would result in the return to KDIC of such public funds is solely within the control of the Holding Company and therefore, capital contributions from KDIC are reflected as permanent equity in the accompanying financial statements. Each of the MOUs also provides a termination clause under which the MOU is terminated upon KDIC losing its status as the largest shareholder of the Holding Company.

Each bank prepared a two-year business normalization plan that was approved by KDIC, which includes profitability and financial ratio targets, recapitalization goals and deadlines, econometric models, plans to dispose of their total credits classified as substandard or below (“NPLs”), cost reduction initiatives (disposal of low return-generating fixed assets, downsizing, and others), future management and business strategies (integration, risk management, compliance, and others) and other restructuring plans. The “required execution matters” set forth the following six financial ratio targets for each quarter of 2003 and 2004 that need to be met by each bank, which comprises the capital adequacy ratio, return on total assets, expense to revenue ratio (administrative and general expenses/adjusted operating income), operating income per employee (adjusted operating income/number of employees), NPL ratio (total credits classified as substandard or below/total credits) and net NPL ratio (total credits classified as substandard or below net of allowances for possible loan losses/total credits net of allowances for possible loan losses). Only Woori Bank met all of these ratio targets as of December 31, 2003. Kyongnam Bank and Kwangju Bank failed to meet target return on total assets as of December 31, 2003. Woori Credit Card failed to meet four financial ratio targets as of December 31, 2003; capital adequacy ratio, return on total assets, operating income per employee, and one month or more overdue credit card receivables ratio. The KDIC notified each of Kyongnam Bank and Kwangju Bank that it must devise and report to the KDIC within a month from the notice date a plan to meet target return on total assets, which should include a plan to improve profitability. The KDIC also notified Woori Credit Card that it must not improve fringe benefits for employees, which increase expenses including salaries, and must pay special attention to seamlessly consummation of the merger with Woori Bank (see Note 43). Kyongnam Bank and Kwangju Bank both met the target return on total assets as of March 31, 2004.

MOU between KDIC and the Holding Company

To allow the Holding Company to establish a clear management plan and effect that plan in order to ensure return of the public funds to KDIC, the Holding Company entered into an Execution of Business Plan MOU with KDIC on July 2, 2001, which also includes a business plan, financial ratio targets and a letter of undertaking as attachments.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Article 6 of this MOU requires the Holding Company to enter into separate MOUs with each of the Woori Subsidiaries and sets forth the terms that need to be included therein such as the respective roles of the Holding Company and the Woori Subsidiaries, the execution plan of the Woori Subsidiaries, and the financial and non-financial targets as well as management strategies of each of the Woori Subsidiaries. In the event that KDIC determines that the Holding Company has failed to perform its obligations under the MOU between KDIC and the Holding Company, KDIC may impose sanctions on directors as well as employees of the Holding Company ranging from warnings and reduction of wages to suspension or termination of employment. If necessary, KDIC may also order the Holding Company to take remedial measures against the Woori Subsidiaries. In addition, under its MOU with KDIC, the Holding Company is required to take all actions necessary (including making dividend payments and share buybacks) to return to KDIC such public funds injected by KDIC into the Company to the extent that such actions would not cause a materially adverse effect on the normalization of the Holding Company’s business operations as contemplated by the MOU. The MOU is terminated upon KDIC losing its status as the largest shareholder of the Holding Company.

The Holding Company prepared a two-year business plan that was approved by KDIC, which sets forth the basis for the Holding Company to manage the normalization and integration of its subsidiaries’ operations as well as return of the public funds that have been injected into those banks. As stated above, the MOU sets financial ratio targets for 2003 and 2004 that need to be met by the Holding Company, which are the capital ratio, return on total assets, expense to revenue ratio, operating income per employee, the Holding Company expense ratio (the Holding Company’s expenses/adjusted operating income of the Woori Subsidiaries) and NPL ratio. The Holding Company failed to meet target return on total assets as of December 31, 2003. The KDIC notified the Holding Company that it must not improve fringe benefits for employees, which increase expenses including salaries, and must devise and report to the KDIC a plan to meet target return on total assets.

MOU between the Holding Company and each of the Woori Subsidiaries

As required under Article 6 of the Execution of Business Plan MOU entered into between KDIC and the Holding Company on July 2, 2001, the Holding Company entered into a Management of Execution of Business Plan MOU with each Woori Subsidiary in July 2001, which also includes financial ratio targets and a business initiative plan. With the exception of various financial ratio targets specific to each Woori Subsidiary, the terms and conditions of the Management of Execution of Business Plan MOU that apply to each Woori Subsidiary are substantially identical and primarily aim to define the respective roles of the Holding Company and each Woori Subsidiary within the Woori Financial Group, and the scope of the Holding Company’s rights vis-à-vis each Woori Subsidiary and obligations of each Woori Subsidiary vis-à-vis the Holding Company. These include each Woori Subsidiary’s obligations to implement its execution plan, which consists of the financial ratio targets, the business initiative plan and other matters, which may be required by the Holding Company from time to time.

Under each of the MOUs, the Holding Company’s role within the Group includes supervising the implementation of the Group’s overall management policies and business strategies, determination of the business targets for each Woori Subsidiary that are required in order for the Group to achieve its business targets, consultation with each Woori Subsidiary with respect to its business plans, budgets, dividend policy and capital increases, and evaluation of the management performance of each Woori Subsidiary and determining management compensation. On the other hand, each Woori Subsidiary’s role within the Group includes execution of the business targets set by the Holding Company, consultation with the Holding Company with respect to important management decisions, development of a restructuring execution plan and cooperation with respect to payment of consulting fees incurred in the course of developing business strategies.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

If the Holding Company determines that a Woori Subsidiary has failed to perform its obligations under its MOU, the Holding Company may impose sanctions on directors ranging from warnings and reduction of wages to suspension or termination of employment. Each of the MOUs also provides a termination clause under which the MOU terminates upon the relevant Woori Subsidiary losing its status as a subsidiary of the Holding Company under the Financial Holding Company Act. In the event that the Execution of Business Plan MOU between KDIC and the Holding Company is terminated as a result of KDIC losing its status as the largest shareholder of the Holding Company, these MOUs between the Holding Company and the Woori Subsidiaries will not terminate so long as the relevant Woori Subsidiary continues to be a subsidiary of the Holding Company under the Financial Holding Company Act. However, these MOUs between the Holding Company and the Woori Subsidiaries will terminate if both parties agree. The specified financial ratio targets for 2003 and 2004 that need to be met by Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card are identical to the financial ratio targets provided for in the Execution of Business Normalization Plan MOU that each of them entered into with KDIC. Only Woori Bank met all of these ratio targets as of December 31, 2003. Kyongnam Bank and Kwangju Bank failed to meet target return on total assets as of December 31, 2003. Woori Credit Card failed to meet four financial ratio targets as of December 31, 2003; capital adequacy ratio, return on total assets, operating income per employee, and one month or more overdue credit card receivables ratio. The Holding Company notified each of Kyongnam Bank and Kwangju Bank that it must devise and report to the Holding Company within a month from the notice date a plan to meet target return on total assets, which should include a plan to improve profitability. The Holding Company also notified Woori Credit Card that it must not improve fringe benefits for employees, which increase expenses including salaries, and must pay special attention to seamlessly consummation of the merger with Woori Bank (see Note 43). Kyongnam Bank and Kwangju Bank both met the target return on total assets as of March 31, 2004.

32. Income Tax

The components of income tax expense for the years ended December 31, 2001, 2002 and 2003 were as follows:

	Korean Won (in millions)
	2001	2002	2003
Current:
Domestic	5,043	18,907	11,297
Foreign	12,325	14,065	12,693

Sub total	17,368	32,972	23,990

Deferred:
Domestic	315,121	344,314	229,576
Foreign	(9,610)	(13,795)	478

Sub total	305,511	330,519	230,054

Total income tax expense	322,879	363,491	254,044

The tax effects of unrealized gains and losses on available-for-sale securities are recorded directly in stockholders’ equity as a component of accumulated other comprehensive income.

Income tax is calculated for each individual entity in the group. As a result, losses incurred by subsidiaries cannot be offset against profits earned by any other profitable company. The increase in valuation allowance for NOL carryforwards relates to the tax effect of providing a full valuation allowance for NOL carryforwards of

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

subsidiaries which file separate tax returns and for which it is “more likely than not” that they will expire before they can be realized. The tax on the operating profit differs from the theoretical amount that would arise at the basic tax rate of the home country of the parent as follows:

	Korean Won (in millions)
	2001	2002	2003
Income (loss) before income taxes	253,929	665,395	(414,286)

Tax calculated at statutory tax rate	75,417	197,622	(123,043)
Income not taxable for tax purposes	(44,886)	(27,641)	(17,961)
Expense not deductible for tax purposes	131,400	52,251	9,423
Increase in valuation allowance for NOL carryforwards and temporary differences	164,121	148,038	395,311
Other	(3,173)	(6,779)	(9,686)

Income tax expense	322,879	363,491	254,044

The tax effects of temporary differences and net operating loss that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2001, 2002 and 2003 are as follows:

	Korean Won (in millions)
	2001	2002	2003
Deferred tax assets:
Allowance for loan losses	228,500	183,913	437,292
Allowance for guarantees and acceptances	247,102	130,373	102,240
Valuation of trading securities	41,157	2,304	1,570
Valuation of investment securities	724,009	848,753	588,702
Derivatives valuation	27,705	36,921	16,239
Premises and equipment	23,893	55,845	44,244
Other temporary differences	77,046	144,851	92,438
Net operating loss	2,138,230	1,592,500	992,130

Gross deferred tax assets	3,507,642	2,995,460	2,274,855
Less: Valuation allowance	(3,197,347)	(2,788,623)	(2,052,565)

Deferred tax assets	310,295	206,837	222,290

Deferred tax liabilities:
Interest income accrual	(72,287)	(75,482)	(75,547)
Derivatives valuation	(48,112)	(51,755)	(24,583)
Valuation of trading securities	(5,064)	(2,237)	(15,987)
Valuation of investment securities	(20,700)	(35,627)	(51,614)
Other temporary differences	(75,217)	(29,837)	(6,994)

Deferred tax liabilities excluding other comprehensive income (“OCI”) related deferred tax liabilities	(221,380)	(194,938)	(174,725)

OCI related deferred tax liabilities	(88,915)	(11,899)	(47,565)

Gross deferred tax liabilities	(310,295)	(206,837)	(222,290)

Net deferred tax assets	—	—	—

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

The changes of valuation allowance in 2001, 2002 and 2003 are as follows:

	Korean Won (in millions)
	2001	2002	2003
Beginning of the year	4,119,632	3,197,347	2,788,623

Affecting deficit equity:
- From continuing operations	(319,077)	(253,430)	(265,721)
- From discontinued operations	—	(303,332)	—
- From capital injection	(767,329)	—	—
Extinguishment of NOL carryforwards	—	—	(701,443	)(1)
Change in statutory tax rate	—	—	(164,205	)(2)
Affecting income tax expenses	164,121	148,038	395,311

End of the year	3,197,347	2,788,623	2,052,565

(1)	Extinguishment of NOL carryforwards of Woori Investment Bank due to its merger into Woori Bank (see Notes 1 and 41) and expiration of NOL carryforwards of certain subsidiaries.
(2)	The statutory tax rate for income earned after December 31, 2004 is enacted to change to 27.5% from the current rate of 29.7%.

The tax benefit related to the reduction of the valuation allowance due to the recognition of pre-acquisition NOL carryforwards and deductible temporary differences has been reflected as a reduction of deficit equity (see Note 24).

As of December 31, 2003, the Company has tax NOL carryforwards totaling 3,607,745 million Won. These loss carryforwards expire from 2004 to 2008.

Deferred tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Management believes it is uncertain whether certain subsidiaries will generate sufficient profits to offset their tax losses and taxable temporary differences at December 31, 2001, 2002 and 2003. The full benefit of these losses and temporary differences has not been recognized in the financial statements due to the uncertainty of their recovery. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of reversing taxable temporary differences are revised.

33. Earnings Per Share

Basic earnings per share (“EPS”) are calculated by dividing the net income (loss) applicable to common shares outstanding by the weighted average number of common shares deemed to be outstanding for the period. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period, including stock options, bonds with detachable stock warrants and convertible debentures. Where the effect of this exercise or conversion would have been dilutive, net income available to common stockholders is adjusted by the applicable expenses on the potentially dilutive instruments. The adjusted net income is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilution resulting from the exercise of the Company’s stock options, bonds with detachable stock warrants and the conversion of convertible debentures. In 2001 and 2003, bonds with detachable stock warrants were excluded from the computation of diluted earnings per share due to their anti-dilutive effect since the average quoted prices of the Company in 2001 and 2003, respectively, were lower than the exercise price of detachable stock warrants (see Note 20). In 2002,

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

however, bonds with detachable stock warrants were included in the computation of diluted earnings per share. In 2002 and 2003, stock options were excluded from the computation of diluted earnings per share due to their anti-dilutive effect since the average quoted prices of the Company in 2002 and 2003 were lower than the exercise price of stock options. Whereas convertible debentures were included in the computation of diluted earnings per share in 2002, convertible debentures were excluded from the computation of diluted earnings per share in 2003 due to their anti-dilutive effect on net loss. The total number of potential shares to be issued as of December 31, 2003, assuming that all stock options were vested and exercised is 1,350,000 shares. The total number of potential shares to be issued as of December 31, 2003, assuming that all convertible debentures are converted is 21,939,168 shares. There were no stock options or convertible debentures outstanding in 2001.

The following table is a summary of the computation of earnings per share for the years ended December 31, 2001, 2002 and 2003:

	Korean Won (in millions of Won, except per share amount)
	2001	2002	2003
Basic income (loss) per share:
Income (loss) from continuing operations	(73,032)	295,900	(672,334)
Income (loss) from discontinued operations	(59,269)	717,988	—

Net income (loss)	(132,301)	1,013,888	(672,334)
Weighted average number of common shares outstanding (thousands)	727,459	749,383	771,724
Basic income (loss) per share from continuing operations	(100)	395	(871)

Basic income (loss) per share from discontinued operations	(82)	958	—

Basic net income (loss) per share	(182)	1,353	(871)

Diluted net income (loss) per share:
Income (loss) from continuing operations	(73,032)	295,900	(672,334)
Plus: expense related to convertible debentures, net of tax	—	242	(178)

Income (loss) from continuing operations for purpose of computing diluted income per share	(73,032)	296,142	(672,512)
Income (loss) from discontinued operations	(59,269)	717,988	—

Net income (loss)	(132,301)	1,014,130	(672,512)
Weighted average number of common shares outstanding (thousands)	727,459	749,383	771,724
Dilutive effect of convertible debentures (thousands)	—	2,402	6,668
Dilutive effect of bonds with detachable stock warrants (thousands)	3,504	—	—

Weighted average number of common shares outstanding – assuming dilution (thousands)	730,963	751,785	778,392
Diluted income (loss) per share from continuing operations	(100)	394	(871)

Diluted income (loss) per share from discontinued operations	(82)	955	—

Diluted net income (loss) per share	(182)	1,349	(871)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

34. Employee Severance Plan

Employees and directors with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Under the Korean National Pension Fund Law, the Company was required to pay a certain percentage of employee severance benefits to the National Pension Fund prior to April 1999. The Company has no additional liability once the amount has been contributed, thus the Company deducts contributions made to the National Pension Fund from accrued employee severance plan obligations.

The Company records the vested benefit obligation at the balance sheet date assuming all employees were to terminate their employment as of that date in accordance with EITF Issue No. 88-1 “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan”. Such vested benefit obligation is based on the severance payment due on termination as determined under Korean law and does not take into account future compensation increase or discount rate assumptions. The change in the vested benefit obligation during the year is recorded as the current year’s severance expense. The severance benefits program in the Republic of Korea is similar to a defined benefit plan in the United States. Generally, in the United States, plan assets are maintained by an independent trustee and therefore, the benefit obligation is recorded net of plan assets. In Korea, the Company makes deposits for severance payments with Korean insurance companies (see Note 5), however, such deposits do not meet the definition of “plan assets” as defined under U.S. GAAP and are, therefore, recorded in the financial statements of the Company.

Accrued employee severance plan obligations included in “Other liabilities” as of December 31, 2001, 2002 and 2003 were as follows:

	Korean Won (in millions)
	2001	2002	2003
Balance as of January 1,	255,782	44,399	134,116
Severance plan expense	59,920	90,368	94,661
Plan payments	(271,303)	(9,899)	(8,951)
Increase due to acquisitions	—	9,248	—

Balance as of December 31,	44,399	134,116	219,826
Contribution to national pension fund	(279)	(474)	(436)

	44,120	133,642	219,390

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance payment”). Such withdrawal was included in the amount of plan payments. Total interim severance payments made by the Company were 263,528 million Won and 1,030 million Won in 2001 and 2003, respectively.

In addition to regular termination benefits, the Company paid special termination benefits of 19,228 million Won, 14,835 million Won, and 25,481 million Won for the years ended December 31, 2001, 2002 and 2003, respectively, to 351 employees, 271 employees, and 355 employees who accepted early retirement.

35. Fair Value of Financial Instruments

The fair value of financial instruments is defined as the value at which positions could be closed out or sold in a transaction with a willing and knowledgeable third party. Fair value is based on quoted market prices, where available. However, in many instances, there are no quoted market prices for the Company’s various financial

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

instruments. As a result, the fair values presented are estimates derived using present value or other valuation techniques and may not be indicative of net realizable value. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values. Certain financial instruments and all non-financial instruments are excluded from the scope of SFAS No.107 – “Disclosures about Fair Value of Financial Instruments.” Accordingly, the fair value disclosures required by SFAS No.107 provide only a partial estimate of the fair value of the Company.

Fair values among financial institutions are not comparable due to the wide range of permitted valuation techniques and numerous estimates that must be made. This lack of objective valuation standard introduces a great degree of subjectivity to these derived or estimated fair values. Therefore, readers are cautioned in using this information for purposes of evaluating the financial condition of the Company in comparison with other financial institutions. The following section summarizes the methods and assumptions used by the Company, by financial instrument, in estimating fair value:

Assets and liabilities for which fair value approximates carrying value: The carrying values of certain financial assets and liabilities reported at cost, including cash and cash equivalents, restricted cash, interest-bearing deposits in other banks, call loans and securities purchased under resale agreements, accrued interest receivable and payable, acceptances, dividends receivable and payable, non-interest-bearing deposits, call money, other borrowed funds and other liabilities are considered to approximate their fair values due to their short-term nature and negligible credit losses.

Interest-bearing deposits in other banks: The fair values of fixed interest-bearing deposits are estimated by discounting cash flows based on current rates for similar types of deposits. The fair values of variable rate interest-bearing deposits are considered to approximate their carrying values.

Securities and trading liabilities: Fair values for trading assets, securities available-for-sale and trading liabilities (including trading derivative financial instruments) are the amounts recognized in the consolidated balance sheets, which are based on market prices, where available. Fair values of held-to-maturity securities are also based on market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments except in the case of certain swaps where pricing models are used.

Non-marketable equity investments: Non-marketable investments, which are recorded in other investment assets, consist primarily of restricted stock and private equity investments. The fair values of these investments are based on the estimation of market value or latest obtainable net asset value of the investee.

Loans receivable: Loans are net of specific and general provisions for impairment. The fair value of fixed rate loans is estimated by discounting contractual cash flows based on current rates at which similar loans would be made to borrowers for the same maturities. The fair values of variable rate loans that reprice frequently with no significant changes in credit risk are considered to approximate their carrying values in the consolidated balance sheets.

Deposit liabilities: The fair values of non-interest and variable rate interest-bearing deposits approximate their carrying values in the consolidated balance sheets. Fair values for fixed-rate interest-bearing deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits with similar remaining maturities.

Secured borrowings and Long-term debt: The aggregate fair values are based on quoted market prices, where available. For those notes where quoted market prices are not obtainable, a discounted cash flow model is used based on the current rates for issues with similar remaining maturities.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Derivative financial instruments: All derivatives are recognized on the balance sheet at fair value based on quoted market prices or dealer quotes where available. If quoted market prices are not available, pricing or valuation models are applied to current market information to estimate fair value (see Note 36).

The estimated fair values of the Company’s financial instruments as of December 31, 2001, 2002 and 2003 were as follows:

	Korean Won (in millions)
	2001		2002		2003
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	3,507,653	3,507,653	2,852,186	2,852,186	2,550,538	2,550,538
Restricted cash	1,894,710	1,894,710	3,075,908	3,075,908	3,222,283	3,222,283
Interest-bearing deposits in other banks	1,687,042	1,687,042	1,826,170	1,826,170	1,640,210	1,640,210
Call loans and securities purchased under resale agreements	3,572,846	3,572,846	629,346	629,346	1,126,988	1,126,988
Trading assets	4,129,934	4,129,934	3,790,027	3,790,027	4,290,814	4,290,814
Available-for-sale securities	8,820,295	8,820,295	10,846,231	10,846,231	12,407,889	12,407,889
Held-to-maturity securities	11,201,872	11,798,825	9,959,256	10,447,615	9,801,533	10,143,290
Other investment assets	911,428	888,311	731,279	808,937	792,746	1,148,511
Loans, net	56,817,174	56,605,933	76,484,562	76,388,274	85,586,953	85,294,625
Due from customers on acceptances	568,743	568,743	461,154	461,154	420,859	420,859
Accrued interest and dividends receivable	693,937	693,937	671,808	671,808	746,765	746,765
Other assets – hedging derivatives	—	—	—	—	56,307	56,307

Financial liabilities:
Interest-bearing deposits	65,511,349	65,491,492	75,190,498	75,094,361	85,481,655	85,320,538
Non-interest bearing deposits	3,581,525	3,581,525	3,407,615	3,407,615	3,520,977	3,520,977
Call money	502,803	502,803	804,337	804,337	412,078	412,078
Trading liabilities	148,225	148,225	322,155	322,155	473,074	473,074
Acceptances outstanding	568,743	568,743	461,154	461,154	420,859	420,859
Other borrowed funds	7,964,222	7,964,222	11,325,515	11,325,515	9,345,210	9,345,210
Secured borrowings	4,913,737	4,849,067	4,755,524	4,827,857	4,321,289	4,198,905
Long-term debt	8,947,457	9,645,467	11,304,635	11,236,247	14,916,813	14,827,144
Accrued interest payable	1,547,692	1,547,692	1,528,160	1,528,160	1,617,963	1,617,963
Other liabilities – hedging derivatives	—	—	—	—	5,046	5,046

The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit and other lending commitments are immaterial to the financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

36. Derivative Financial Instruments and Hedging Activities

On January 1, 2000, the Company adopted SFAS No. 133 for its derivative instruments. In the normal course of business, the Company enters into derivatives and foreign exchange contracts to meet the financing needs of its customers. The Company also uses derivative instruments in managing its own trading and asset-liability management exposures to fluctuations in interest rates and foreign exchange risks. The total notional amounts of the derivative contracts that the Company entered into as of December 31, 2001, 2002, and 2003, respectively, were as follows:

	Korean Won (in millions)
	2001	2002	2003
Interest rate derivatives	2,791,206	4,909,922	8,564,339
Foreign currency derivatives	3,939,990	6,280,526	17,467,735
Equity derivatives	12,498	125,860	973,985
Credit derivatives	387,420	120,040	107,802

	7,131,114	11,436,348	27,113,861

The combined aggregate notional amount of contractual maturities of the derivative contracts as of December 31, 2003 was as follows:

	Korean Won (in millions)
	Due in one year or less	Due after one year through five years	Due after five years	Total
Interest rate derivatives	728,865	6,490,717	1,344,757	8,564,339
Foreign currency derivatives	14,886,413	2,232,950	348,372	17,467,735
Equity derivatives	741,029	226,967	5,989	973,985
Credit derivatives	11,978	95,824	—	107,802

	16,368,285	9,046,458	1,699,118	27,113,861

The Company uses interest rate derivatives principally to manage exposure to interest rate risk. Pay fixed interest rate swaps are used to convert fixed rate assets, principally securities, into synthetic variable rate instruments. Receive fixed interest rate swaps contracts are used to convert fixed rate funding sources into synthetic variable rate funding instruments. Cross-currency interest rate swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. Cross-currency swaps are used by the Company to convert foreign currency denominated assets into floating rate U.S. dollars.

Derivative instruments may expose the Company to market risk or credit risk in excess of the amounts recorded on the balance sheet. Market risk arises due to market price, interest rate and foreign exchange rate fluctuations that may result in a decrease in the market value of a financial instrument and/or an increase in its funding cost. Exposure to market risk is managed through position limits and other controls and by entering into hedging transactions which result in economic hedges. Credit risk is the possibility that loss may occur from third party’s failure to perform according to the terms of the contract and if the value of collateral held, if any, was not adequate to cover such losses. Credit risk is controlled through credit approvals, limits and monitoring procedures based on the same credit policies used for on-balance-sheet instruments. Generally, collateral or other security is not required. The amount of collateral obtained, if any, is based on the nature of the financial instrument and management’s credit evaluation of each counter-party.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

The majority of the Company’s derivatives do not qualify as hedges pursuant to SFAS No. 133, except for certain derivatives entered into in 2003 which qualify as fair value hedges under the short-cut method. Fair values of derivatives not qualifying for hedge accounting are reflected in “Trading assets” or “Trading liabilities” and any changes in fair values related to these derivatives transactions are reflected in “Trading revenue.” However, the fair values of derivatives qualifying for hedge accounting are included in “Other assets” or “Other liabilities” and earnings impact of these fair value hedges and the change in fair value attributable to the risk being hedged for the hedged item are included in “Other non-interest income” or “Other non-interest expenses.” All qualifying fair value hedges meet the criteria under the short-cut method and, therefore, there are no gains or losses from these hedges’ ineffectiveness.

37. Commitments and Contingencies

Legal proceedings

In the normal course of business, the Company has been named as a defendant in various lawsuits claiming damages amounting to 1,536,581 million Won as of December 31, 2003. Among the lawsuits in which the Company is a defendant, the Company, two other domestic banks, and others are named as defendants in lawsuits alleging damages of 1,054 billion Won (US$880 million). The plaintiffs alleged the defendants to be jointly liable for the losses arising from the Lernout & Hauspie Speech Products N.V.’s (“L&H Belgium”) fraudulent financial statement presentation by aiding and assisting in such actions based on United States Securities Laws. L&H Belgium is the parent company of L&H Korea Co., Ltd. which is a borrower of Woori Bank. The court dismissed original complaints filed by plaintiffs in its orders, which were subsequently vacated by the court. In addition, amended complaints have been filed by the plaintiffs and are still in process. The Company has filed lawsuits asking for damages amounting to 343,376 million Won as of December 31, 2003. Although the ultimate outcome of these matters cannot be determined at this time, it is the opinion of management, after consultation with legal counsel, that the resolution of such matters will not have a material adverse effect on the consolidated financial condition of the Company but may be material to the Company’s operating results for any particular period, depending on the level of the Company’s income for such period.

Lease commitments

Total rental expense for the years ended December 31, 2001, 2002 and 2003 was 76,727 million Won, 89,290 million Won and 105,785 million Won, respectively. Future minimum rent commitments under non-cancelable lease agreements that the Company entered into as of December 31, 2003 are not material.

In lieu of rent, certain lease agreements require the Company to advance a non-interest-bearing refundable deposit to the landlord for the landlord’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Company has recorded an equal amount of rent expense and interest income related to these leases of 37,707 million Won, 41,111 million Won and 39,050 million Won on deposit balances of 842,959 million Won, 913,567 million Won and 976,239 million Won for the years ended December 31, 2001, 2002 and 2003, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

Credit-related commitments

The Company is a party to credit related financial instruments with off-balance sheet risk in the normal course of business. The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees, which represent irrevocable assurances that the Company will make payments in the

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans. Cash requirements under guarantees are considerably less than those under commitments because the Company does not generally expect the third party to draw funds under the agreement.

Commercial letters of credit, which are written undertakings by the Company on behalf of a customer authorizing a third party to draw drafts on the Company up to a stipulated amount under specific terms and conditions, are collateralized by the underlying shipments of goods to which they relate and therefore have significantly less risk.

Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, guarantees or letters of credit. With respect to credit risk on commitments to extend credit, the Company is potentially exposed to loss in an amount equal to the total unused commitments.

For credit related financial instruments, the contractual amount of the financial instrument represents the maximum potential credit risk if the third party does not perform according to the terms of the contracts. A large majority of these commitments expire without being drawn upon. As a result, total contractual amounts are not representative of the Company’s actual future credit exposure or liquidity requirements for these commitments.

Management computes specific and expected loss components for credit-related commitments. As of December 31, 2001, 2002 and 2003, the allowance for credit losses on credit-related commitments was 523,962 million Won, 527,341 million Won and 457,777 million Won, respectively, which is reported in “Other liabilities.”

As of December 31, 2001, 2002 and 2003, the financial instruments whose contract amounts represent credit risk to the Company were as follows:

	Korean Won (in millions)
	Contract Amount
	2001	2002	2003
Guarantees	2,117,625	1,758,877	1,666,126
Commercial letters of credit	2,872,612	2,798,432	3,136,744
Unused lines of credit:
Commercial	24,868,529	23,829,208	20,151,869
Credit cards	25,275,723	26,566,015	9,173,244
Consumer	4,183,848	4,600,445	4,716,446
Commitments to extend credit:
Original term to maturity of less than one year	—	—	175,600
Original term to maturity of more than one year	125,607	442,766	1,081,453

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2001, 2002 and 2003 were as follows:

	Korean Won (in millions)
	2001	2002	2003
Short-term and long-term deposits	727,557	663,023	236,686
Trading securities	660,921	423,252	58,227
Available-for-sale securities	362,836	501,288	960,322
Held-to-maturity securities	7,672,018	6,900,684	6,628,564
Other investment assets	13,791	—	—
Loans	4,338,584	3,822,179	2,224,745
Other assets	94,764	32,718	12,039

Total	13,870,471	12,343,144	10,120,583

Joint Venture Master Agreement on Non-performing loans

On September 5, 2002, the Company entered into a Joint Venture Master Agreement with Lehman Brothers Holding Inc. (“LB”) to co-manage certain non-performing loans. According to the agreement, the Company and LB agreed to jointly establish one or more new special purpose vehicles to purchase non-performing loans from the Company. The agreement also includes LB or its affiliates acquiring 49% of the shares of Woori Capital Advisors Asset Management Co., Ltd. from Woori F&I, a subsidiary of the Company, and purchasing up to US$ 250 million of convertible bonds issued by the Company. Total of 130,198 million Won of convertible debentures were issued in 2002 and 2003 under this agreement, and were outstanding as of December 31, 2003 (see Note 20).

Obligation under guarantees

The Company provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The table below summarizes all of the Company’s guarantees under FIN No. 45 at December 31, 2003. The maximum potential amount of future payments represents the notional amount that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

	Korean Won (in millions)
	Expire within one year	Expire after one year	Total	Maximum potential amount of future payment
Financial guarantees	310,999	163,714	474,713	474,713
Performance guarantees	1,042,157	212,866	1,255,023	1,255,023
Liquidity facilities to SPEs	703,902	—	703,902	703,902
Loans sold with recourse to KAMCO	—	357,824	357,824	357,824

Financial guarantees are used in various transactions to enhance the credit standing of the Company’s customers. They represent irrevocable assurance, subject to satisfaction of certain conditions, that the Company will make payment in the event that the customers fail to fulfill their obligations to third parties. Such financial obligations principally composed of standby letters of credit, and credit enhancement for debtors.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Performance guarantees are issued to guarantee customers’ tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contract terms. They are also issued to support the customers’ obligation to supply specified products, commodities, maintenance or other services to third parties.

The Company typically has recourse to recover from the customer any amounts paid under these guarantees; in addition, the Company may hold cash or other highly liquid collateral to support these guarantees. In relation with financial guarantees and performance guarantees, the Company has recognized unearned income amounting to 6,390 million Won as of December 31, 2003. Unearned income is included in other liabilities.

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines to SPEs. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Company has commitments to provide liquidity to the SPEs in amounts up to 703,902 million Won at December 31, 2003. Although the Company did not sell assets to some of these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. The Bank has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

Loans sold subject to repurchase obligation represent certain non-performing loans the Company sold to KAMCO prior to 2000. As of December 31, 2001, 2002 and 2003, the Company recorded a liability of 388,272 million Won, 368,605 million Won and 134,753 million Won, respectively, representing its estimated recourse obligation under the sales agreements.

As part of the Company’s normal course of business, indemnification clauses are often included in standard contractual term with an assessment that risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected on the consolidated balance sheet as of December 31, 2001, 2002 and 2003 related to these indemnifications.

38. Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 95.30%, 97.52% and 97.70% of the Company’s loan portfolio as of December 31, 2001, 2002 and 2003, respectively. Investments in debt and equity securities of Korean entities comprised 97.83%, 96.41% and 97.83% of the Company’s investment portfolio as of December 31, 2001, 2002 and 2003, respectively.

Credit risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet their contractual obligations to be similarly affected by changes in economic conditions. The Company regularly monitors various segments of its credit risk portfolio to assess potential concentration risks and to obtain collateral when deemed necessary.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

The table below indicates major products including both on-balance sheet (principally loans) and off-balance sheet (principally unused credit lines) exposures as of December 31:

	Korean Won (in millions)
	2001			2002			2003
	Credit exposure	On-balance sheet (1)	Off-balance sheet	Credit exposure	On-balance sheet (1)	Off-balance sheet	Credit exposure	On-balance sheet (1)	Off-balance sheet
Commercial loans (1)	71,107,769	41,123,396	29,984,373	77,212,710	48,383,427	28,829,283	80,592,952	54,381,160	26,211,792
Credit cards	30,567,346	5,291,623	25,275,723	32,984,083	6,418,068	26,566,015	13,137,197	3,963,953	9,173,244
Consumer	19,433,550	15,249,702	4,183,848	30,446,269	25,845,824	4,600,445	35,157,239	30,440,793	4,716,446

Total	121,108,665	61,664,721	59,443,944	140,643,062	80,647,319	59,995,743	128,887,388	88,785,906	40,101,482

(1)	Includes loans and due from customers on acceptances and excludes unearned income.

39. Related Party Transactions

The Company considers transactions with its majority shareholder (KDIC), directors, employees and trust accounts to be related party transactions. A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits and debt securities. These transactions are carried out on commercial terms and conditions and at market rates.

Loans to related parties

The table below summarizes the changes in the amount of loans to the KDIC, directors, executive officers and principal shareholders.

	Korean Won (in millions)
	2001				2002				2003
	KDIC	Trust	Directors	Employees	KDIC	Trust	Directors	Employees	KDIC	Trust	Directors	Employees
Loan as of January 1	765,448	—	200	209,023	—	—	142	214,489	—	—	—	195,209
New loans	—	—	142	15,733	—	—	—	7,387	25,600	—	17	12,273
Repayments	765,448	—	200	10,267	—	—	142	26,667	—	—	—	2,621

Loan as of December 31	—	—	142	214,489	—	—	—	195,209	25,600	—	17	204,861

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

The balances as of December 31, 2001, 2002 and 2003 and the related expense and income for the years then ended for related party transactions were as follows:

	Korean Won (in millions)
	2001				2002				2003
	KDIC	Trust (1)	Directors	Employees	KDIC	Trust (1)	Directors	Employees	KDIC	Trust (1)	Directors	Employees
Debt securities	8,192,022	—	—	—	8,910,516	—	—	—	8,500,506	—	—	—
Other assets	708,075	—	—	—	648,777	3,083	—	—	502,243	3,889	—	—
Other borrowed funds	—	1,641,794	—	—	—	777,500	—	—	—	1,611,050	—	—
Fees and commissions income	—	48,689	—	—	—	61,662	—	—	—	45,404	—	—
Interest income on loans	17,358	—	—	11,813	—	—	—	10,911	191	—	1	8,940
Interest income on securities	584,582	—	—	—	634,424	—	—	—	647,196	—	—	—
Interest expense on other borrowed funds	—	45,026	—	—	—	29,578	—	—	—	38,812	—	—
Trading revenue, net	12,760	—	—	—	7,088	—	—	—	641	—	—	—
Investment securities gain, net	26,982	—	—	—	2,532	—	—	—	4,551	—	—	—

(1)	See Note 42

40. Subsidiaries

Subsidiaries of the Holding Company as of December 31, 2003 are as follows:

Subsidiary name	Country of incorporation	Percentage ownership(1)
Woori Finance Information System Co., Ltd.	Korea	100.00%
Woori Investment Trust Management Co., Ltd.	Korea	100.00%
Woori Securities Co., Ltd.	Korea	60.34%
Woori F&I Co., Ltd.	Korea	100.00%
Woori Capital Advisors Asset Management Co., Ltd.	Korea	51.00%
Woori Second Asset Securitization Specialty Co., Ltd. (3)	Korea	95.00%
Woori Third Asset Securitization Specialty Co., Ltd. (4)	Korea	95.00%
Woori Bank	Korea	100.00%
Woori Credit Information Co., Ltd.	Korea	100.00%
P.T. Bank Woori Indonesia	Indonesia	81.60%
Woori America Bank	U.S.A	100.00%
LSF Hanvit Investment Company, Ltd. (2)	Korea	50.00%
Hanvit LSP Finance Ltd. (2)	Ireland	100.00%
Hanvit 2nd ABS Specialty Co., Ltd. (2)	Korea	2.90%
Hanvit 3rd ABS Specialty Co., Ltd. (2)	Korea	14.90%
Hanvit 5th ABS Specialty Co., Ltd. (3)	Korea	14.90%
Hanvit 6th ABS Specialty Co., Ltd. (3)	Korea	2.90%
Hanvit 7th ABS Specialty Co., Ltd. (3)	Korea	14.90%
Hanvit 8th ABS Specialty Co., Ltd. (3)	Korea	14.90%
Hanvit 9th ABS Specialty Co., Ltd. (3)	Korea	3.00%

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Subsidiary name	Country of incorporation	Percentage ownership(1)
Hanvit 11th ABS Specialty Co., Ltd. (3)	Korea	4.90%
CKH Investment Co., Ltd. (3)	Korea	15.00%
Woori Ship Mortgage 1st ABS Specialty Co., Ltd. (4)	Korea	0.10%
Woori Ship Mortgage 2nd ABS Specialty Co., Ltd. (5)	Korea	0.10%
Woori Ship Mortgage 2-2 ABS Specialty Co., Ltd. (5)	Korea	0.10%
Woori Aircraft Mortgage 1st Asset Securitization Specialty Co., Ltd.(5)	Korea	0.10%
Kyongnam Bank	Korea	100.00%
Kyongeun 1st ABS Specialty Co., Ltd. (2)	Korea	10.00%
Kyongeun 2nd ABS Specialty Co., Ltd. (3)	Korea	10.00%
Kwangju Bank	Korea	100.00%
Woori Credit Card Co., Ltd.	Korea	100.00%
Nexbi Tech.	Korea	51.00%
LSF Peace Holding Company (2)	U.S.A.	0.00%
LSF Peace Investment Co., Ltd. (2)	Korea	100.00%
LSF Peace Indonesia Co., Ltd. (2)	Indonesia	100.00%
Peace 1st ABS Specialty Co., Ltd. (3)	Korea	10.00%
Woori Card 1st ABS Specialty Co., Ltd. (3)	Korea	2.00%
Woori More 1st ABS Specialty Co., Ltd. (4)	Korea	2.00%
Woori More 2nd ABS Specialty Co., Ltd. (4)	Korea	1.00%
Woori More 3rd ABS Specialty Co., Ltd. (5)	Korea	2.00%
Woori More 4th ABS Specialty Co., Ltd. (5)	Korea	2.00%
WCC Consumer Finance 2002 ABS Specialty Co., Ltd. (4)	Korea	3.00%

(1)	Direct and indirect ownership are combined. Cumulative losses applicable to minority interest that exceed minority interest in the subsidiaries’ capital are charged against majority interest.
(2)	Hanvit SPC 2nd, 3rd, LSF Hanvit Investment, Hanvit LSP, LSF Peace Holdings, LSF Peace Investment, LSF Peace Indonesia and Kyongeun SPC 1st loan securitization vehicles established in the year 2000, have been included in the consolidated financial statements of the Company as of December 31, 2001, 2002 and 2003, respectively, as the majority owner has only a nominal capital investment.
(3)	Woori 2nd, Hanvit SPC 5th~11th, CKH Investment, Kyongeun SPC 2nd, Peace SPC 1st, Woori Card SPC 1st loan securitization vehicles established in the year 2001, have been included in the consolidated financial statements of the Company as of December 31, 2001, 2002 and 2003, respectively, as the majority owner has only a nominal capital investment.
(4)	Woori 3rd and Woori More 1st loan securitization vehicles, Woori Ship Mortgage 1st, Woori More 2nd, and WCC Consumer Finance 2002 loan securitization vehicles established in the year 2002 were included in the consolidated financial statements of the Company as of December 31, 2002 and 2003 as the majority owner of each vehicle has only a nominal capital investment.
(5)	Woori Aircraft Mortgage 1st, Woori Ship Mortgage 2nd, Woori Ship Mortgage 2-2, Woori More 3rd, and Woori More 4th loan securitization vehicles established in the year 2003 were included in the consolidated financial statements of the Company as of December 31, 2003 as the majority owner of each vehicle has only a nominal capital investment.

All holdings are in the common shares of the subsidiary concerned. Guaranteed trust accounts and certain VIEs, other than the SPEs listed in the above, which were consolidated as of December 31, 2003 are not included in the list of the subsidiaries (see Notes 1, 11 and 42).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

41. Segment Reporting

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The Company used to have five reportable segments: Woori Bank and its subsidiaries, Kyongnam Bank and its subsidiaries, Kwangju Bank, and Woori Credit Card and its subsidiaries, and Woori Investment Bank and its subsidiaries. After the merger of Woori Investment Bank into Woori Bank in 2003, the Company now has four reportable segments. Woori Investment Bank is no longer separately managed as a reportable segment. Its results for the year ended December 31, 2003 are included in those of Woori Bank for the year ended December 31, 2003 and the segment reporting for the prior years are adjusted accordingly. The Company’s reportable segments are managed separately because of each entities’ history of operating as independent financial institutions prior to their acquisition by KDIC and the Company. These reportable segments are based on individual entity, and provide the basis on which the Company reports its segment information:

•	Woori Bank and its subsidiaries – Woori Bank has 18 subsidiaries, which are comprised of 1 domestic company, 2 overseas companies and 15 SPEs. Woori Bank is engaged in the commercial banking business and foreign exchange operations.

•	Kyongnam Bank and its subsidiaries – Kyongnam Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southeastern part of Korea. Kyongnam Bank has 2 SPEs.

•	Kwangju Bank – Kwangju Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southwestern part of Korea.

•	Woori Credit Card and its subsidiaries – Woori Credit Card is engaged in the credit card business only. Also, Woori Credit Card has 1 domestic subsidiary and 10 SPEs. On March 29, 2004, Woori Credit Card split off a part of its credit card business, which had been previously purchased from Kwangju Bank, and transferred back such part to Kwangju Bank. In addition, on March 31, 2004, Woori Credit Card transferred all other assets and liabilities including credit card subscriber base to Woori Bank and merged with Woori Bank (see Note 43).

Other operations of the Company comprise certain subsidiary activities including asset management activities, securities trading, brokerage activities, information system activities; none of which constitutes a separately reportable segment. The segment information presented below is based on Korean GAAP since that is the information used by the chief operating decision maker to allocate resources and evaluate performance of the segments. Korean GAAP differs from U.S. GAAP in several respects. Operating revenues and expenses and interest income and expense, related to both third party and inter-segment transactions, are included in determining the operating earnings of each respective segment. Transactions between the business segments are reflected on the terms established by management.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Summaries of the business segment results in 2001, 2002 and 2003 are shown in the following table:

	Korean Won (in millions)
Year ended December 31, 2001	Woori Bank (1)	Kyongnam Bank	Kwangju Bank	Woori Credit Card	Other	Elimination (2)	Total
Operating income	9,037,476	761,088	583,419	647,433	1,153,944	(833,516)	11,349,844
Operating expenses	8,348,118	691,930	517,073	919,058	406,194	(96,947)	10,785,426

Segment result	689,358	69,158	66,346	(271,625)	747,750	(736,569)	564,418

Interest and dividend income	4,837,832	564,985	441,476	299,527	74,749	(22,540)	6,196,029
Interest expense	3,437,282	387,026	309,239	340,057	45,896	(23,581)	4,495,919

Net interest income	1,400,550	177,959	132,237	(40,530)	28,853	1,041	1,700,110
Provision for loan losses, guarantees and acceptances	1,636,343	89,612	28,847	134,358	27,529	231,655	2,148,344
Non-interest income	4,199,644	196,103	141,944	347,906	1,079,195	(810,976)	5,153,816
Non-interest expenses	3,136,671	205,255	169,009	434,679	321,981	(324,510)	3,943,085

Net non-interest income (loss)	1,062,973	(9,152)	(27,065)	(86,773)	757,214	(486,466)	1,210,731
Depreciation and amortization	137,822	10,037	9,979	9,964	10,788	19,489	198,079
Extraordinary gain	—	—	—	—	—	—	—

Net income (loss) before tax	689,358	69,158	66,346	(271,625)	747,750	(736,569)	564,418
Income tax expense	(73,316)	—	—	(120,960)	22,078	—	(172,198)
Minority interest	22,616	—	—	—	—	27,713	50,329

Net income (loss) for the period	740,058	69,158	66,346	(150,665)	725,672	(764,282)	686,287
U.S. GAAP adjustments	(185,050)	93,905	(32,126)	(294,189)	(991,379)	590,251	(818,588)

Consolidated net income (loss)	555,008	163,063	34,220	(444,854)	(265,707)	(174,031)	(132,301)

Segments’ total assets	80,548,563	8,779,858	7,096,613	1,348,675	7,078,051	(6,062,292)	98,789,468
U.S. GAAP adjustments	3,682,338	101,120	49,851	284,779	2,121,483	(4,346,414)	1,893,157

Segments’ total assets	84,230,901	8,880,978	7,146,464	1,633,454	9,199,534	(10,408,706)	100,682,625

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Korean Won (in millions)
Year ended December 31, 2002	Woori Bank(1)	Kyongnam Bank	Kwangju Bank	Woori Credit Card	Other	Elimination (2)	Total
Operating income	7,631,135	789,971	592,517	921,453	1,453,343	(1,224,314)	10,164,105
Operating expenses	7,034,910	707,729	517,678	1,072,872	920,988	(544,955)	9,709,222

Segment result	596,225	82,242	74,839	(151,419)	532,355	(679,359)	454,883

Interest and dividend income	5,078,183	575,884	498,500	298,825	122,655	(78,006)	6,496,041
Interest expense	2,846,730	345,559	289,684	189,024	162,355	(77,038)	3,756,314

Net interest income	2,231,453	230,325	208,816	109,801	(39,700)	(968)	2,739,727
Provision for loan losses, guarantees and acceptances	1,289,006	126,058	64,721	452,288	219,488	(147,332)	2,004,229
Non-interest income	2,552,952	214,087	94,017	622,628	1,330,688	(1,146,308)	3,668,064
Non-interest expenses	2,809,681	227,607	155,300	430,777	524,182	(335,837)	3,811,710

Net non-interest income (loss)	(256,729)	(13,520)	(61,283)	191,851	806,506	(810,471)	(143,646)
Depreciation and amortization	89,493	8,505	7,973	783	14,963	15,252	136,969
Extraordinary gain	—	—	—	—	—	—	—

Net income (loss) before tax	596,225	82,242	74,839	(151,419)	532,355	(679,359)	454,883
Income tax expense	(175,116)	—	—	—	16,424	—	(158,692)
Minority interest	2,515	—	—	—	281	19,191	21,987

Net income (loss) for the period	768,826	82,242	74,839	(151,419)	515,650	(698,550)	591,588
U.S. GAAP adjustments	1,471,574	35,745	(8,838)	(380,912)	(732,726)	37,457	422,300

Consolidated net income (loss)	2,240,400	117,987	66,001	(532,331)	(217,076)	(661,093)	1,013,888

Segments’ total assets	91,507,610	10,026,839	8,068,536	4,704,214	8,495,014	(7,958,680)	114,843,533
U.S. GAAP adjustments	1,522,964	(76,217)	(23,061)	1,786,926	1,973,045	(2,984,114)	2,199,543

Segments’ total assets	93,030,574	9,950,622	8,045,475	6,491,140	10,468,059	(10,942,794)	117,043,076

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Korean Won (in millions)
Year ended December 31, 2003	Woori Bank (1)	Kyongnam Bank	Kwangju Bank	Woori Credit Card	Other	Elimination (2)	Total
Operating income	8,489,814	789,778	599,863	995,189	916,192	(801,124)	10,989,712
Operating expenses	7,036,767	735,047	567,321	2,194,800	698,108	(473,393)	10,758,650

Segment result	1,453,047	54,731	32,542	(1,199,611)	218,084	(327,731)	231,062

Interest and dividend income	5,846,497	653,841	524,560	575,703	104,065	(140,715)	7,563,951
Interest expense	2,900,146	356,245	290,187	217,764	167,508	(89,448)	3,842,402

Net interest income	2,946,351	297,596	234,373	357,939	(63,443)	(51,267)	3,721,549
Provision for loan losses, guarantees and acceptances	808,195	128,290	95,443	1,649,553	15,711	(18,081)	2,679,111
Non-interest income	2,643,317	135,937	75,303	419,487	812,127	(660,410)	3,425,761
Non-interest expenses	3,255,469	245,331	174,214	325,686	405,490	(381,461)	4,024,729

Net non-interest income (loss)	(612,152)	(109,394)	(98,911)	93,801	406,637	(278,949)	(598,968)
Depreciation and amortization	72,957	5,181	7,477	1,798	109,399	15,596	212,408
Extraordinary gain	—	—	—	—	—	—	—

Net income (loss) before tax	1,453,047	54,731	32,542	(1,199,611)	218,084	(327,731)	231,062
Income tax expense	105,447	(30,493)	(24,510)	120,960	7,217	67	178,688
Minority interest	2,169	—	—	—	1,730	(7,804)	(3,905)

Net income (loss) for the period	1,345,431	85,224	57,052	(1,320,571)	209,137	(319,994)	56,279
U.S. GAAP adjustments	(461,121)	(16,811)	20,780	(10,804)	(235,819)	(24,838)	(728,613)

Consolidated net income (loss)	884,310	68,413	77,832	(1,331,375)	(26,682)	(344,832)	(672,334)

Segments’ total assets	105,333,328	11,045,360	8,789,242	2,461,648	9,433,403	(8,295,261)	128,767,720
U.S. GAAP adjustments	(1,820,230)	(112,004)	(31,581)	1,587,088	1,912,860	(2,691,006)	(1,154,873)

Segments’ total assets	103,513,098	10,933,356	8,757,661	4,048,736	11,346,263	(10,986,267)	127,612,847

(1)	Adjusted for the merger of Woori Investment Bank, which occurred on July 31, 2003.
(2)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under the management reporting system.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

The allowance for credit losses determined in accordance with U.S. GAAP for each of the segments as of December 31, 2001, 2002 and 2003 is summarized as follows:

	Woori Bank (1)	Kyongnam Bank	Kwangju Bank	Woori Credit Card	Other	Total
As of December 31, 2001
Allowance for loan and lease losses	2,852,829	300,096	75,322	140,821	954,339	4,323,407
Allowance for guarantee and acceptance	457,799	32,061	13,540	20,562	—	523,962
Allowance for repurchase obligation	362,099	21,939	4,234	—	—	388,272

	3,672,727	354,096	93,096	161,383	954,339	5,235,641

As of December 31, 2002
Allowance for loan and lease losses	2,727,637	187,238	115,584	623,440	116,457	3,770,356
Allowance for guarantee and acceptance	327,581	29,878	20,683	149,199	—	527,341
Allowance for repurchase obligation	326,282	37,363	1,164	3,796	—	368,605

	3,381,500	254,479	137,431	776,435	116,457	4,666,302

As of December 31, 2003
Allowance for loan and lease losses	1,454,332	114,930	80,892	1,096,244	87,277	2,833,675
Allowance for guarantee and acceptance	364,258	12,195	10,078	71,246	—	457,777
Allowance for repurchase obligation	124,284	6,671	704	3,094	—	134,753

	1,942,874	133,796	91,674	1,170,584	87,277	3,426,205

(3)	Adjusted for the merger of Woori Investment Bank, which occurred on July 31, 2003.

The charge-offs for each of the segments for the years ended December 31, 2001, 2002 and 2003 are summarized as follows:

	Korean Won (in millions)
	Woori Bank(1)	Kyongnam Bank	Kwangju Bank	Woori Credit Card	Other	Total
2001	2,279,554	288,669	55,746	111,916	843,033	3,578,918
2002	859,589	179,590	37,392	315,396	874,106	2,266,073
2003	2,601,235	217,381	113,825	1,419,666	36,354	4,388,461

(1)	Adjusted for the merger of Woori Investment Bank, which occurred on July 31, 2003.

Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

42. Trust Accounts

The Company manages funds on behalf of its customers through the operation of various trust accounts in accordance with the Korean Trust Law and the Korean Trust Business Act. Trust accounts are classified into performance based trusts and guaranteed trusts.

For performance based trusts, amounts due to trust beneficiaries are based solely on the interest, dividends and gains/losses on asset sales. The performance based trusts do not represent assets and liabilities of the Company, are recorded in separate accounts from those of the banking business and are excluded from the consolidated financial statements. The Company also borrows from these trusts (see Notes 18 and 39). The total amount of assets managed in these performance based trusts were 12,708,259 million Won as of December 31, 2003.

Guaranteed Principal Money Trusts require the Company to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Company guarantees a specified rate of return on Guaranteed Fixed Rate Money Trusts. As a result of these guarantees the potential risk and rewards generated from guaranteed trusts are transferred to the Company, therefore, such trusts are subject to consolidation by the Company. The accounts of such trusts are included in the accompanying financial statements. Total assets of the consolidated trust accounts as of December 31, 2001, 2002 and 2003 were 2,274,251 million Won, 2,103,446 million Won and 1,994,120 million Won, respectively, and mainly consist of trading securities, loans and other assets. Liabilities of the trust accounts which consist of deposits from customers were 2,000,244 million Won, 1,776,405 million Won and 1,643,433 million Won, as of December 31, 2001, 2002 and 2003, respectively (see Note 17).

43. Subsequent Woori Credit Card’s Merger into Woori Bank

On December 12, 2003, in response to liquidity problems of Woori Credit Card stemming from the deteriorating asset quality of its credit card portfolio, the Holding Company resolved to merge Woori Credit Card into Woori Bank. The merger was consummated on March 31, 2004. In connection with the merger, on March 29, 2004, Woori Credit Card spun off and transferred back to Kwangju Bank its portfolio of “Kwangju Bank” brand credit card accounts, which had been acquired from Kwangju Bank in February 2003.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

44. Parent Company

Condensed balance sheets

	Korean Won
	2001	2002	2003
	(in millions)
Assets

Interest bearing deposits in other banks:
Bank subsidiaries	13,825	73,255	349,585
Investment in subsidiaries:
Bank subsidiaries	2,941,874	5,647,504	6,237,957
Non-bank subsidiaries	952,010	945,717	558,482
Other assets	14,758	23,153	61,395

Total assets	3,922,467	6,689,629	7,207,419

Liabilities

Losses of investee in excess of investment made:
Non-bank subsidiaries	—	406,791	898,095
Other borrowed funds	310,000	300,000	—
Long-term debt	1,298,003	1,997,610	2,620,144
Other liabilities	6,679	27,851	33,226

Total liabilities	1,614,682	2,732,252	3,551,465

Stockholders’ equity	2,307,785	3,957,377	3,655,954

Total liabilities and stockholders’ equity	3,922,467	6,689,629	7,207,419

Condensed statements of income (loss)

	Korean Won
	2001	2002	2003
	(in millions)
Interest and dividend income
Deposits in other banks:
Bank subsidiaries	4,988	1,618	5,066
Others	422	1,042	1
Investment securities:
Bank subsidiaries	—	4,877	26,397
Non-bank subsidiaries	—	47,306	25,595
Others	—	—	9,190

Total interest and dividend income	5,410	54,843	66,249

Non-interest income	508	9,077	322

Total operating income	5,918	63,920	66,571

Interest expense
Other borrowed funds:
Bank subsidiaries	—	415	—
Others	219	11,778	—
Long-term debt	9,773	95,997	138,392

Total interest expense	9,992	108,190	138,392

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Korean Won
	2001	2002	2003
	(in millions)
Non-interest expense	16,628	173,726	20,186

Total operating expense	26,620	281,916	158,578

Income (loss) before equity in net income (loss) of subsidiaries	(20,702)	(217,996)	(92,007)

Equity in net income (loss) of subsidiaries
Bank subsidiaries	513,579	1,770,873	728,733
Non-bank subsidiaries	(625,178)	(538,989)	(1,309,060)

	(111,599)	1,231,884	(580,327)

Net income (loss)	(132,301)	1,013,888	(672,334)

Condensed statements of cash flows

	Korean Won
	2001	2002	2003
	(in millions)
Cash flows from operating activities:
Net income (loss)	(132,301)	1,013,888	(672,334)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in net income (loss) of subsidiaries	111,599	(1,231,884)	580,327
Dividends received from subsidiaries:
Bank subsidiaries	—	63,876	527,190
Non-bank subsidiaries	—	1,500	25,800
Others	5,473	146,137	(26,069)

Net cash provided by operating activities	(15,229)	(6,483)	434,914

Cash flows from investing activities:
Net changes in investment in subsidiaries:
Bank subsidiaries	—	(627,418)	—
Non-bank subsidiaries	(1,568,750)	(268,764)	(440,512)
Others	(4,824)	(11)	(74)

Net cash used in investing activities	(1,573,574)	(896,193)	(440,586)

Cash flows from financing activities:
Net increase (decrease) in other borrowed funds	310,000	(10,000)	(300,000)
Net increase in long-term debt	1,292,628	711,679	601,387
Cash dividends paid	—	—	(57,262)
Proceeds from common stock issues	—	260,427	37,877

Net cash provided by financing activities	1,602,628	962,106	282,002

Net decrease in cash and cash equivalents	13,825	59,430	276,330
Cash and cash equivalents, beginning of year	—	13,825	73,255

Cash and cash equivalents, end of year	13,825	73,255	349,585