Form 20-F
period 2004-12-31
WOORI FINANCE HOLDINGS CO LTD
filed 2005-06-30
CIK 1264136

As filed with the Securities and Exchange Commission on June 30, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-31811

Woori Finance Holdings Co., Ltd.

(Exact name of Registrant as specified in its charter)

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

The Republic of Korea

(Jurisdiction of incorporation or organization)

203 Hoehyon-dong, 1-ga, Chung-gu, Seoul 100-792, Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing three shares of Common Stock	New York Stock Exchange Inc.
Common Stock, par value (Won)5,000 per share	New York Stock Exchange Inc.*
*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

795,993,011 shares of Common Stock, par value (Won)5,000 per share

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 has been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

Under U.S. GAAP, Woori Bank is deemed the predecessor to Woori Finance Holdings for periods prior to March 27, 2001, the date on which the shares of Woori Bank held by the Korea Deposit Insurance Corporation, which we refer to as the KDIC, were transferred to Woori Finance Holdings. The KDIC acquired 100% of the outstanding shares of Kyongnam Bank, Kwangju Bank and Woori Credit Card (formerly Peace Bank of Korea) effective December 29, 2000. The KDIC subsequently transferred these shares to Woori Finance Holdings on March 27, 2001. In November 2000, the KDIC established Woori Investment Bank (formerly Hanaro Merchant Bank) to restructure substantially all of the assets and liabilities of four failed merchant banks that the KDIC had previously acquired, which were transferred to Woori Investment Bank effective November 21, 2000. Accordingly, financial information in this annual report as of and for the year ended December 31, 2000 reflects the impact of those acquisitions under the purchase accounting method. Woori Investment Bank and Woori Credit Card were subsequently merged with Woori Bank effective August 1, 2003 and March 31, 2004, respectively.

On October 26 and December 24, 2004, we acquired in the aggregate a 27.3% controlling voting interest in LG Investment & Securities, or LGIS. As a result of the acquisition, LGIS became an equity method investee as of December 24, 2004. On March 31, 2005, we merged Woori Securities, our wholly-owned subsidiary, into LGIS and renamed the surviving subsidiary Woori Investment & Securities, which became an equity method investee.

In this annual report:

•	references to “we,” “us” or “Woori Finance Holdings” are to Woori Finance Holdings Co., Ltd. and, unless the context otherwise requires, its subsidiaries;

•	references to “Korea” or to the “Republic” are to the Republic of Korea;

•	references to the “government” are to the government of Korea;

•	references to “Won” or “(Won)” are to the currency of Korea; and

•	references to “U.S. dollars,” “US dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be as a result of rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2004, which was (Won)1,035.1 = US$1.00.

FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements.

Words and phrases such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “estimate,” “expect,” “future,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “positioned,” “project,” “risk,” “seek to,” “shall,” “should,” “will,” “will likely result,” “will pursue,” “plan” and words and terms of similar substance used in connection with any discussion of future operating or financial performance or our expectations, plans, projections or business prospects identify forward-looking statements. In particular, the statements under the headings “Item 3D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4B. Business Overview” regarding our financial condition and other future events or prospects are forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

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

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on our income or results of operations could materially differ from those that have been estimated. For example, revenues could decrease, costs could increase, capital costs could increase, capital investment could be delayed and anticipated improvements in performance might not be fully realized.

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

For further discussion of the factors that could cause actual results to differ, see the discussion under “Item 3D. Risk Factors” contained in this annual report. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this annual report.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISERS

Not Applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3. KEY INFORMATION

Item 3A. Selected Financial Data

Unless otherwise indicated, the selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by Deloitte HanaAnjin LLC, an independent registered public accounting firm.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated Income Statement Data

	Year ended December 31,
	2000 (1)		2001		2002		2003		2004		2004 (2)
	(in billions of Won except per share data)										(in millions of US$ except per share data)
Interest and dividend income	(Won)	5,919	(Won)	7,180	(Won)	6,950	(Won)	7,520	(Won)	7,235	US$	6,990
Interest expense		4,406		4,764		3,991		4,117		3,809		3,680

Net interest income		1,513		2,416		2,959		3,403		3,426		3,310
Provision for loan losses		1,434		1,114		1,247		2,313		652		630
Provision for guarantees and acceptances (reversal of provision) (3)		(239)		(159)		106		201		43		41
Other provision (reversal of provision) (4)		68		173		146		102		(6)		(6)
Non-interest income		736		1,046		1,784		1,435		1,953		1,887
Non-interest expense		1,736		2,080		2,579		2,636		2,809		2,714
Income tax expense (benefit)		62		323		363		254		(392)		(378)
Minority interest income		3		4		6		4		1		1

Income (loss) from continuing operations		(815)		(73)		296		(672)		2,272		2,195
Income (loss) from discontinued operations (5)		—		(59)		718		—		—		—

Extraordinary gain		—		—		—		—		63		61
Net income (loss)		(815)		(132)		1,014		(672)		2,335		2,256
Other comprehensive income (loss), net of tax		(89)		41		(182)		97		107		104

Comprehensive income (loss)	(Won)	(904)	(Won)	(91)	(Won)	832	(Won)	(575)	(Won)	2,442	US$	2,360

Per common share data:
Net income (loss) per share—basic	(Won)	(1,120)	(Won)	(182)	(Won)	1,353	(Won)	(871)	(Won)	3,001	US$	2.90
Income (loss) per share from continuing operations—basic		(1,121)		(100)		395		(871)		2,920		2.82
Income (loss) per share from discontinued operations—basic		1		(82)		958		—		—		—
Extraordinary item—basic		—		—		—		—		81		0.08
Weighted average common shares outstanding—basic (in thousands)		727,459		727,459		749,383		771,724		778,167		778,167
Net income (loss) per share—diluted (6)		(1,120)		(182)		1,349		(871)		2,926		2.83
Income (loss) per share from continuing operations—diluted		(1,121)		(100)		394		(871)		2,848		2.75
Income (loss) per share from discontinued operations—diluted		1		(82)		955		—		—		—
Extraordinary item—diluted		—		—		—		—		78		0.08
Weighted average common shares outstanding—diluted (in thousands)		727,459		730,963		751,785		778,392		799,233		799,233
Cash dividends paid per share (7)		—		—	(Won)	250	(Won)	100	(Won)	150	US$	0.14

(1)	Because the acquisitions occurred toward the end of 2000, data for 2000 does not fully reflect the effects of our acquisitions of Woori Investment Bank, effective November 21, 2000, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, effective December 29, 2000, each of which was accounted for using the purchase method of accounting. See “Item “Item 5. Operating and Financial Review and Prospects—Overview—Acquisitions and Dispositions.”
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	The reversals of provisions in 2000 and 2001 resulted from subsequent changes in our estimation of losses related to our guarantees and acceptances. We determined in each of 2000 and 2001 that a portion of our allowances for losses on guarantees and acceptances were no longer needed, and accordingly reversed the related portions of the provisions we had initially allocated during those years.
(4)	Mainly consists of provisions relating to (a) repurchase obligations with respect to loans sold to the Korea Asset Management Corporation and (b) trade receivables. The reversal of provision in 2004 resulted from subsequent changes in our estimation of losses related to loans sold to the Korea Asset Management Corporation.
(5)	Discontinued operations consisted of Hanvit Leasing and its three subsidiaries, which were sold in June and December 2002, and a subsidiary of Woori Investment Bank, which we entered into an agreement to sell in December 2002. See Note 29 of the notes to our consolidated financial statements.

(6)	In the diluted earnings per share calculation, our convertible bonds and warrants outstanding as of December 31, 2002 and, in the case of convertible bonds, outstanding as of December 31, 2004 are assumed to have been converted into shares of our common stock, while outstanding options to purchase our common stock as of December 31, 2002, 2003 and 2004 are not deemed to have been exercised. See Note 33 of the notes to our consolidated financial statements.
(7)	U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless those periods are the same. With respect to the 2002 fiscal year, we paid dividends in 2003 of (Won)250 per common share ($0.21 per common share at the noon buying rate in effect on December 31, 2003) to our stockholders other than the KDIC. With respect to the 2003 fiscal year, we paid dividends in 2004 of (Won)100 per common share ($0.08 per common share at the noon buying rate in effect on December 31, 2003) to our stockholders, including the KDIC. With respect to the 2004 fiscal year, we paid dividends in 2005 of (Won)150 per common share ($0.14 per common share at the noon buying rate in effect on December 31, 2004) to our stockholders, including the KDIC. See “Item 8A. Consolidated Statements and Other Financial Information—Dividends.”

Consolidated Balance Sheet Data

	As of December 31,
	2000		2001		2002		2003		2004		2004 (1)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents	(Won)	3,980	(Won)	3,508	(Won)	2,852	(Won)	2,550	(Won)	2,311	US$	2,233
Restricted cash		1,975		1,895		3,076		3,222		2,392		2,311
Interest-earning deposits in other banks		535		1,687		1,826		1,640		990		957
Call loans and securities purchased under resale agreements		2,132		3,573		629		1,127		1,499		1,448
Trading assets		3,505		4,130		3,790		4,291		6,989		6,752
Available-for-sale securities		8,233		8,820		10,846		12,408		12,302		11,885
Held-to-maturity securities (fair value of (Won)12,186 billion in 2000, (Won)11,799 billion in 2001, (Won)10,448 billion in 2002, (Won)10,143 billion in 2003 and (Won)8,763 billion ($8,466 million) in 2004)		11,713		11,202		9,959		9,801		8,406		8,121
Other investment assets (2)		532		911		731		793		1,138		1,100
Loans (net of allowance for loan losses of (Won)6,457 billion in 2000, (Won)4,323 billion in 2001, (Won)3,770 billion in 2002, (Won)2,834 billion in 2003 and (Won)1,806 billion ($1,745 million) in 2004)		53,533		56,817		76,485		85,587		88,705		85,697
Due from customers on acceptances		1,898		569		461		421		338		326
Premises and equipment, net		2,321		2,195		2,249		2,151		2,110		2,038
Accrued interest and dividends receivable		693		694		672		747		558		539
Assets held for sale		1,539		1,207		240		—		26		25
Goodwill		—		—		—		25		22		21
Other assets (3)		4,846		3,475		3,227		2,850		3,128		3,022

Total assets	(Won)	97,435	(Won)	100,683	(Won)	117,043	(Won)	127,613	(Won)	130,914	US$	126,475

Liabilities
Deposits
Interest-bearing	(Won)	60,988	(Won)	65,511	(Won)	75,190	(Won)	85,482	(Won)	86,339	US$	83,412
Non-interest-bearing		4,537		3,582		3,408		3,521		3,714		3,588

Total deposits		65,525		69,093		78,598		89,003		90,053		87,000
Call money		214		503		804		412		689		666
Trading liabilities		321		148		322		473		1,628		1,573
Acceptances outstanding		1,898		569		461		421		338		326
Other borrowed funds		9,281		7,964		11,326		9,345		9,115		8,806
Secured borrowings		4,207		4,914		4,756		4,321		2,352		2,273
Long-term debt		7,764		8,947		11,305		14,917		15,662		15,131
Accrued interest payable		1,652		1,548		1,528		1,618		1,713		1,655
Liabilities held for sale		2,727		1,584		152		—		—		—
Other liabilities (4)		4,451		3,074		3,555		3,218		2,862		2,764

Total liabilities		98,040		98,344		112,807		123,728		124,412		120,194
Minority interest		30		31		279		229		38		36
Total stockholders’ equity (deficit)		(635)		2,308		3,957		3,656		6,464		6,245

Total liabilities, minority interest and stockholders’ equity	(Won)	97,435	(Won)	100,683	(Won)	117,043	(Won)	127,613	(Won)	130,914	US$	126,475

(1)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York in the United States.
(2)	For a description of “other investment assets,” see Note 10 of the notes to our consolidated financial statements.
(3)	For a description of “other assets,” see Note 16 of the notes of our consolidated financial statements.
(4)	For a description of “other liabilities,” see Note 21 of the notes to our consolidated financial statements.

Profitability Ratios and Other Data

	Year ended December 31,
	2000 (1)		2001	2002		2003		2004
	(in billions of Won, except percentages)
Return on average assets (2)		(1.11)%	(0.14)%		0.95%		(0.56)%		1.81%
Return on average equity (2)(3)		N/M	(61.68)		21.21		(17.17)		50.69
Net interest spread (4)		1.83	2.65		2.93		2.88		2.68
Net interest margin (5)		2.26	2.81		3.07		3.01		2.84
Cost-to-income ratio (6)		77.19	60.08		54.37		54.49		52.20
Average stockholders’ equity as a percentage of average total assets		(0.60)	0.23		4.47		3.25		3.56
Total revenue (7)	(Won)	6,655	(Won)8,226	(Won)	8,734	(Won)	8,955	(Won)	9,188
Operating expense (8)		6,142	6,844		6,570		6,753		6,617
Operating margin (9)		513	1,382		2,164		2,202		2,571
Operating margin as a percentage of total revenue		7.71%	16.80%		24.78%		24.59%		27.98%

(1)	Because the acquisitions occurred toward the end of 2000, data for 2000 does not fully reflect the effects of our acquisitions of Woori Investment Bank, effective November 21, 2000, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, effective December 29, 2000, each of which was accounted for using the purchase method of accounting. See “Item “Item 5. Operating and Financial Review and Prospects—Overview—Acquisitions and Dispositions.”
(2)	Represents net income (loss) as a percentage of average total assets. Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori CA Asset Management, Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.
(3)	Represents net income (loss) as a percentage of average stockholders’ equity. N/M = not meaningful.
(4)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(5)	Represents the ratio of net interest income to average interest-earning assets.
(6)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(7)	Total revenue represents interest and dividend income plus non-interest income.

The following table shows how total revenue is calculated:

	Year ended December 31,
	2000		2001		2002		2003		2004
	(in billions of Won)
Interest and dividend income	(Won)	5,919	(Won)	7,180	(Won)	6,950	(Won)	7,520	(Won)	7,235
Non-interest income		736		1,046		1,784		1,435		1,953

Total revenue	(Won)	6,655	(Won)	8,226	(Won)	8,734	(Won)	8,955	(Won)	9,188

(8)	Operating expense represents interest expense plus non-interest expense, excluding provisions of (Won)1,263 billion, (Won)1,128 billion, (Won)1,499 billion, (Won)2,616 billion and (Won)689 billion for 2000, 2001, 2002, 2003 and 2004, respectively.

The following table shows how operating expense is calculated:

	Year ended December 31,
	2000		2001		2002		2003		2004
	(in billions of Won)
Interest expense	(Won)	4,406	(Won)	4,764	(Won)	3,991	(Won)	4,117	(Won)	3,809
Non-interest expense		1,736		2,080		2,579		2,636		2,809

Operating expense	(Won)	6,142	(Won)	6,844	(Won)	6,570	(Won)	6,753	(Won)	6,618

(9)	Operating margin represents total revenue less operating expenses.

Asset Quality Data

	As of December 31,
	2000		2001		2002		2003		2004
	(in billions of Won)
Total loans	(Won)	60,086	(Won)	61,192	(Won)	80,226	(Won)	88,392	(Won)	90,489
Total non-performing Loans (1)		9,664		6,015		3,576		2,594		2,071
Other impaired loans not included in non-performing loans		2,483		3,435		3,143		1,861		1,129
Total non-performing loans and other impaired loans		12,147		9,450		6,719		4,455		3,200
Total allowance for loan losses		6,457		4,323		3,770		2,834		1,806
Non-performing loans as a percentage of total loans		16.08%		9.83%		4.46%		2.93%		2.29%
Non-performing loans as a percentage of total assets		9.92		5.97		3.05		2.03		1.58
Total non-performing loans and other impaired loans as a percentage of total loans		20.22		15.44		8.37		5.04		3.54
Allowance for loan losses as a percentage of total loans		10.75		7.07		4.70		3.21		2.00

(1)	Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Supervisory Commission’s asset classification criteria. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Segment Information Under Korean GAAP

The following table sets forth financial data under Korean GAAP as of or for the year ended December 31, 2004 for our business segments:

	Woori Bank (1)		Kyongnam Bank		Kwangju Bank		Credit card operations		Securities brokerage services (2)		Other		Elimination (3)		Total
	(in billions of Won)
Interest and dividend income	(Won)	5,587	(Won)	657	(Won)	531	(Won)	301	(Won)	26	(Won)	46	(Won)	(162)	(Won)	6,986
Interest expense		2,847		315		279		82		4		172		(52)		3,647

Net interest income (loss)		2,740		342		252		219		22		(126)		(110)		3,339
Provision for loan losses, guarantees and acceptances (reversal of provision)		553		101		60		547		3		(2)		147		1,409
Non-interest income		5,866		134		82		300		153		1,848		(1,551)		6,832
Non-interest expenses		6,562		256		166		228		160		271		(364)		7,279

Net non-interest income (loss)		(696)		(122)		(84)		72		(7)		1,577		(1,187)		(447)
Depreciation and amortization		96		7		8		2		10		109		16		248

Net income (loss) before tax		1,395		112		100		(258)		2		1,344		(1,460)		1,235
Income tax expense (benefit)		(393)		3		28		—		1		11		293		(57)
Minority interest		1		—		—		—		—		2		(4)		(1)

Net income (loss) for the period under Korean GAAP		1,787		109		72		(258)		1		1,331		(1,749)		1,293
U.S. GAAP adjustments		158		6		(30)		499		1		(1,326)		1,734		1,042

Consolidated net income	(Won)	1,945	(Won)	115	(Won)	42	(Won)	241	(Won)	2	(Won)	5	(Won)	(15)	(Won)	2,335

Segments’ total assets under Korean GAAP	(Won)	106,743	(Won)	12,043	(Won)	9,891	(Won)	1,766	(Won)	6,153	(Won)	10,370	(Won)	(10,335)	(Won)	136,631
U.S. GAAP adjustments		(705)		(41)		17		(28)		(5,223)		(2,698)		2,961		(5,717)

Segments’ total assets	(Won)	106,038	(Won)	12,002	(Won)	9,908	(Won)	1,738	(Won)	930	(Won)	7,672	(Won)	(7,374)	(Won)	130,914

(1)	Does not include the former credit card operations of Woori Credit Card, which was merged with Woori Bank in March 2004. Such operations are included in the credit card operations segment.
(2)	Includes the operations of Woori Securities and LGIS, in which we acquired a 27.3% controlling voting interest in October and December 2004. As a result of this acquisition, LGIS became a consolidated subsidiary under Korean GAAP (but not under U.S. GAAP) effective December 24, 2004. Because the acquisition occurred toward the end of 2004, income statement data under Korean GAAP for this segment does not reflect the full-year results of operations of LGIS for 2004.
(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under the management reporting system.

Selected Financial Information

Average Balance Sheets and Related Interest

The following tables show our average balances and interest rates for 2002, 2003 and 2004:

	Year ended December 31,
	2002					2003					2004
	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield
	(in billions of Won)
Assets
Interest-earning assets
Interest-earning deposits in other banks	(Won)	2,058	(Won)	86	4.18%	(Won)	2,161	(Won)	73	3.38%	(Won)	1,208	(Won)	37	3.06%
Call loans and securities purchased under resale agreements		1,267		42	3.31		1,507		45	2.99		1,590		42	2.64
Trading securities (4)		4,062		215	5.29		3,950		202	5.11		4,478		163	3.64
Investment securities (4)		18,481		1,458	7.89		20,465		1,378	6.73		23,451		1,319	5.62
Loans
Commercial and industrial		32,401		2,081	6.42		39,420		2,466	6.26		43,799		2,738	6.25
Lease financing		432		18	4.17		223		12	5.38		158		8	5.30
Trade financing		5,962		366	6.14		6,828		321	4.70		7,191		233	3.25
Other commercial		5,466		403	7.37		4,889		356	7.28		4,623		319	6.90
General purpose household (5)		20,799		1,523	7.32		26,874		1,814	6.75		28,370		1,834	6.47
Mortgage		1,713		123	7.18		3,066		196	6.39		4,086		233	5.70
Credit cards (3)		3,844		635	16.52		3,567		657	18.42		1,559		309	19.82

Total Loans (6)		70,617		5,149	7.29		84,867		5,822	6.86		89,786		5,674	6.32

Total average interest-earning assets		96,485		6,950	7.20		112,950		7,520	6.66		120,513		7,235	6.00
Non-interest-earning assets
Cash and cash equivalents		3,165			—		3,818		—	—		4,080		—	—
Foreign exchange contracts and derivatives		262		—	—		403		—	—		565		—	—
Premises and equipment		2,316		—	—		2,171		—	—		2,116		—	—
Due from customers on acceptance		1,287		—	—		426		—	—		379		—	—
Allowance for loan losses		(4,374)		—	—		(3,209)		—	—		(2,477)		—	—
Other non-interest-earning assets (7)		7,908		—	—		4,034		—	—		4,101		—	—

Total average non-interest-earning assets		10,564		—	—		7,643		—	—		8,764		—	—

Total average assets	(Won)	107,049	(Won)	6,950	6.49	(Won)	120,593	(Won)	7,520	6.24	(Won)	129,277	(Won)	7,235	5.60

	Year ended December 31,
	2002					2003					2004
	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost
	(in billions of Won)
Liabilities
Interest-bearing liabilities
Deposits:
Demand deposits	(Won)	18,862	(Won)	216	1.15%	(Won)	20,443	(Won)	136	0.67%	(Won)	19,498	(Won)	106	0.54%
Savings deposits		7,514		278	3.70		9,178		294	3.20		10,418		289	2.77
Certificate of deposit accounts		626		30	4.79		1,716		75	4.37		4,705		194	4.12
Other time deposits		41,296		2,104	5.09		48,159		2,178	4.52		50,936		1,949	3.83
Mutual installment deposits		944		72	7.63		959		60	6.26		859		41	4.77

Total deposits		69,242		2,700	3.90		80,455		2,743	3.41		86,416		2,579	2.98
Call money		1,160		38	3.28		1,077		35	3.25		1,000		30	3.00
Borrowings from the Bank of Korea		1,218		30	2.46		1,307		33	2.52		1,292		30	2.32
Other short-term borrowings		6,640		277	4.17		8,024		280	3.49		8,328		213	2.56
Secured borrowings		5,001		287	5.74		4,995		259	5.19		2,415		125	5.18
Long-term debt		10,122		659	6.51		13,157		767	5.83		15,301		831	5.43

Total average interest-bearing liabilities		93,383		3,991	4.27		109,015		4,117	3.78		114,752		3,809	3.32
Non-interest-bearing liabilities
Demand deposits		3,020		—	—		2,814		—	—		3,533		—	—
Foreign exchange contracts and derivatives		198		—	—		355		—	—		638		—	—
Acceptances outstanding		1,287		—	—		426		—	—		379		—	—
Other non-interest-bearing liabilities		4,381		—	—		4,069		—	—		5,369		—	—

Total average non-interest-bearing liabilities		8,886		—	—		7,664		—	—		9,919		—

Total average liabilities		102,269		3,991	3.90		116,679		4,117	3.53		124,671		3,809	3.06
Average stockholders’ equity		4,780		—	—		3,914		—	—		4,606		—	—

Total average liabilities and stockholders’ equity	(Won)	107,049	(Won)	3,991	3.73	(Won)	120,593	(Won)	4,117	3.41	(Won)	129,277	(Won)	3,809	2.95

(1)	Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori CA Asset Management, Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.
(2)	Includes dividends received on securities, as well as cash interest received on non-accruing loans.
(3)	Interest income from credit cards is derived from interest-earning credit card receivables, and consists principally of interest on cash advances and card loans.
(4)	We do not invest in any tax-exempt securities.
(5)	Includes home equity loans.
(6)	Includes non-accrual loans.
(7)	Includes non-interest-earning credit card receivables, principally monthly lump-sum purchase receivables, the entire balances of which are subject to repayment on the following payment due date.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following tables provide an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for 2003 compared to 2002 and 2004 compared to 2003. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2003 vs. 2002 Increase/(decrease) due to changes in						2004 vs. 2003 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Interest-earning deposits in other banks	(Won)	5	(Won)	(18)	(Won)	(13)	(Won)	(32)	(Won)	(4)	(Won)	(36)
Call loans and securities purchased under resale agreements		6		(3)		3		3		(6)		(3)
Trading securities		(6)		(7)		(13)		27		(66)		(39)
Investment securities		220		(300)		(80)		200		(259)		(59)
Loans
Commercial and industrial		437		(52)		385		276		(4)		272
Lease financing		(14)		8		(6)		(3)		(1)		(4)
Trade financing		74		(119)		(45)		17		(105)		(88)
Other commercial		(42)		(5)		(47)		(19)		(18)		(37)
General purpose household (1)		397		(106)		291		101		(81)		20
Mortgage		85		(12)		73		65		(28)		37
Credit cards		(37)		59		22		(370)		22		(348)

Total interest income		1,125		(555)		570		265		(550)		(285)
Interest-bearing liabilities
Deposits
Demand deposits		20		(100)		(80)		(5)		(25)		(30)
Savings deposits		40		(24)		16		39		(44)		(5)
Certificate of deposit accounts		47		(2)		45		131		(12)		119
Other time deposits		230		(156)		74		124		(352)		(228)
Mutual installment deposits		1		(13)		(12)		(6)		(13)		(19)
Call money		(2)		(1)		(3)		(3)		(2)		(5)
Borrowings from the Bank of Korea		2		1		3		—		(3)		(3)
Other short-term borrowings		13		(11)		2		11		(78)		(67)
Secured borrowings		—		(28)		(28)		(134)		—		(134)
Long-term debt		166		(58)		108		125		(61)		64

Total interest expense		517		(392)		125		282		(590)		(308)

Net interest income	(Won)	608	(Won)	(163)	(Won)	445	(Won)	(17)	(Won)	40	(Won)	23

(1)	Includes home equity loans.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2004, which was (Won)1,035.1 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 27, 2005, the noon buying rate was (Won)1,013.5 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low		High		Average (1)		Period-End
2000	(Won)	1,105.5	(Won)	1,267.0	(Won)	1,140.0	(Won)	1,267.0
2001		1,234.0		1,369.0		1,293.4		1,313.5
2002		1,160.6		1,332.0		1,242.0		1,186.3
2003		1,146.0		1,262.0		1,193.0		1,192.0
2004		1,035.1		1,195.1		1,139.3		1,035.1
2005 (through June 27)		997.0		1,058.0		1,014.8		1,013.5
January		1,024.0		1,058.0		1,038.0		1,026.9
February		1,000.9		1,044.0		1,023.1		1,000.9
March		997.5		1,023.9		1,007.8		1,015.4
April		997.0		1,019.0		1,010.1		997.0
May		997.0		1,009.0		1,001.8		1,005.0
June (through June 27)		1,003.0		1,016.0		1,009.8		1,013.5

Source: Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B. Capitalization and Indebtedness

Not Applicable

Item 3C. Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D. Risk Factors

Risks relating to our corporate credit portfolio

The largest portion of our credit exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our credit exposure (which includes loans and guarantees and acceptances) to small- and medium-sized enterprises increased from (Won)33,371 billion, or 32.3% of our total loans and other credits, as of December 31, 2002 to (Won)41,526 billion, or 34.2% of our total loans and other credits, as of December 31, 2004. As of December 31, 2004, under Korean GAAP loans and other credits to small- and medium-sized enterprises that were classified as substandard or below were (Won)1,084 billion, representing 2.6% of our total credits to those enterprises. On a Korean GAAP basis, we recorded charge-offs of (Won)191 billion in respect of our loans to small- and medium-sized enterprises in 2004, compared to charge-offs of (Won)267 billion in 2003. Since 2002, the industry-wide delinquency ratios for loans and other credits to small- and medium-sized enterprises have been rising. According to data compiled by the Financial Supervisory Service, under Korean GAAP, the average delinquency ratio for loans by Korean banks to small- and medium-sized enterprises (excluding those loans made by the Korean affiliate of Citibank, the Industrial Bank of Korea and regional banks in Korea) was 2.5% as of December 31, 2004. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are overdue by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans on a Korean GAAP basis increased from 1.5% as of December 31, 2001 to 2.2% as of December 31, 2003 and to 2.7% as of December 31, 2004 and may rise further in 2005. Accordingly, we may be required to take measures to decrease our exposures to these customers. For example, in order to stem rising delinquencies, we decided to restrict further lending to small- and medium-sized enterprises in certain industry sectors, such as real property leasing companies and hotels and restaurants, commencing in mid-2003 and implemented measures in 2003 and 2004 to limit the loan approval authority of branch managers based on the credit performance of the small- and medium-sized enterprise loans provided by their branches.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities, guarantees and acceptances and other exposures) as of December 31, 2004, nine were to companies that were members of the 30 largest chaebols in Korea. As of that date, the total amount of our exposures to the 30 largest chaebols was (Won)10,070 billion, or 8.30% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require additional loan loss provisions, which would hurt our results of operations and financial condition.

In particular, we have significant exposure to several former Hyundai Group companies, former Daewoo Group companies and former and current SK Group companies, Ssangyong Group companies and LG Group companies, a number of which have been experiencing financial difficulties. For example:

•	As a result of their deteriorating financial condition, several former Hyundai Group companies, including Hynix Semiconductor, Hyundai Engineering and Construction, Hyundai Petrochemical and Hyundai Merchant Marine, have required assistance in recent years from their creditor financial institutions, in the form of additional loans, extensions of maturities of various outstanding payment obligations, debt-to-equity swap transactions, guarantees of overseas borrowings and injections of additional capital. In addition, in 2003, we downgraded the asset classification of our credit exposures to Hyundai Corporation from precautionary to substandard or below due to an increase in its capital deficit.

•	In 1999, the principal creditor banks of the Daewoo Group companies began formal workout procedures with respect to 12 member companies of that group, including Daewoo Corporation, Daewoo Motors, Daewoo Electronics, Daewoo Heavy Industries, Daewoo Telecom and Ssangyong Motors. Many of these former Daewoo Group companies are currently subject to liquidation proceedings or have been liquidated or sold, are under workouts or reorganization proceedings, have been split up into more than one company or are looking for purchasers.

•	In March 2003, the principal creditor banks of SK Networks (formerly SK Global), a member company of the SK Group, commenced corporate restructuring procedures against SK Networks after the company announced that its financial statements understated its total debt by (Won)1.1 trillion and overstated its profits by (Won)1.5 trillion. These banks, including our subsidiaries, agreed to a rollover of approximately (Won)6.6 trillion of SK Networks’ debt until December 31, 2007 and subsequently decided to put SK Networks into corporate restructuring. In October 2003, SK Networks’ foreign and domestic creditors agreed to a restructuring plan, which, among other things, allowed the foreign creditors to cash out their debts at a buyout rate of 43% of the face value of the outstanding debt owed to them. In November 2003, SK Networks underwent a capital reduction and sold approximately (Won)1 trillion of its assets as part of its restructuring plan, and SK Corporation approved a (Won)850 billion debt-to-equity swap. SK Networks is currently under the joint management of its domestic creditors in accordance with its restructuring plan.

•	Several Ssangyong Group companies have been experiencing significant financial difficulties and liquidity problems. In particular, the principal creditor banks of each of Ssangyong Cement Industrial and Ssangyong Corporation, including our subsidiaries, commenced corporate restructuring procedures against these companies in November 2000 and February 2002, respectively.

•	Although no workouts or reorganization proceedings have begun against any other significant LG Group companies, LG Card, one of Korea’s largest credit card companies and formerly a member company of the LG Group, has experienced significant liquidity and asset quality problems. See “—Risks relating to our corporate credit portfolio—We have exposure to a number of Korean credit card companies, and recent and future difficulties faced by those companies may have an adverse impact on us.”

As a result of their financial difficulties, we have increased our allowance for loan losses for our loans to the troubled former and current member companies of these groups in recent years. With respect to some of these companies, we have already charged off or sold our previous outstanding exposures. The table below summarizes our exposures to selected member companies of these groups as of December 31, 2004:

	Outstanding Exposure (1)		% of Total Exposure	% of Exposure Classified as Substandard or Below	Collateral		Allowance for Loan Losses		Allowance for Loan Losses as a % of Exposure
	(in billions of Won, except percentages)
Former Hyundai Group
Hyundai Corporation	(Won)	82	0.07%	88.09%		—	(Won)	37	45.29%
Hyundai Engineering and Construction		214	0.18	0.00		—		—	0.00
Hyundai Motors Group (2)		170	0.14	0.00	(Won)	1		—	0.02
Hyundai Heavy Industries		1	0.00	0.00		—		—	0.00
Hynix Semiconductor		138	0.11	38.13		4		25	18.16
Former Daewoo Group
Daewoo International		274	0.23	0.00		—		1	0.52
GM Daewoo Auto & Technology		90	0.07	100.00		—		90	100.00
Daewoo Electronics		116	0.10	0.00		23		7	5.90
Ssangyong Motors		36	0.03	0.00		9		1	0.12
SK Group
SK Networks		296	0.24	0.00		4		33	11.23
Ssangyong Group
Ssangyong Corporation		62	0.05	43.42		—		16	25.67
Ssangyong Cement Industrial		50	0.04	12.04		—		1	2.40
Ssangyong Construction		3	0.00	0.00		—		1	2.21
Namkwang Construction		1	0.00	0.00		—		—	0.25
LG Group
LG Card (3)		304	0.25	0.00		—		22	7.09

(1)	Comprises loans, debt and equity securities, guarantees and acceptances and other exposures.
(2)	Comprises Hyundai Motors, Kia Motors, Hyundai Capital, Hyundai Card and INI Steel.
(3)	LG Card was disaffiliated from the LG Group in January 2004.

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

Our exposure to Korean credit card companies increased from (Won)182 billion as of December 31, 2001, to (Won)739 billion as of December 31, 2004, which represented 0.2% and 0.61% of our total exposures as of those dates. As of December 31, 2004, loans and other credits to Korean credit card companies that were classified as precautionary or below were (Won)349 billion, representing 0.29% of our total exposure. In recent years, the Korean credit card industry has experienced increasing delinquency rates with respect to credit card receivables. Rising delinquency levels and declining demand for their securities have led to financial difficulties for many credit card companies.

The table below summarizes our exposures to Korean credit card companies as of December 31, 2004:

	Outstanding Exposure (1)		% of Total Exposure	% of Exposure Classified as Substandard or Below	Collateral	Allowance for Credit Losses		Allowance for Credit Losses as a % of Exposure
	(in billions of Won, except percentages)
LG Card	(Won)	349	0.29%	—	—	(Won)	22	6.30%
Samsung Card		253	0.21	—	—		1	0.40
BC Card		49	0.04	—	—		—	—
Lotte Credit Card		—	—	—	—		—	—
Others		88	0.07	—	—		—	—

Total	(Won)	739	0.61%	—	—	(Won)	23	3.11%

(1)	Comprises loans, debt and equity securities, asset-backed securities, guarantees and acceptances and other exposures.

The continuing deterioration of the Korean credit card industry has resulted in our reviewing the credit quality of credit card companies more diligently and more frequently and reclassifying the loans and other credits provided to such companies as necessary. For example, commencing in late 2003, LG Card, one of Korea’s largest credit card companies, experienced significant liquidity and asset quality problems. In 2003 and 2004, the principal creditor banks of LG Card (including our subsidiaries), led by the Korea Development Bank, agreed to a series of rescue measures pursuant to which the maturities of outstanding LG Card debt were extended, new funding was provided by the creditor banks to LG Card (in the form of loans and purchases of debt securities) and LG Card debt was exchanged by the creditor banks into equity of LG Card. In conjunction with these rescue measures, LG Group made additional capital contributions of approximately (Won)1,175 billion into LG Card and agreed to several capital write-downs which reduced its ownership interest in LG Card to 10.6%. In addition, the creditor banks of LG Card (including our subsidiaries) formed a normalization steering committee to jointly oversee LG Card’s management and business operations.

In December 2004, the creditor banks (including our subsidiaries) and LG Group agreed to another (Won)1 trillion rescue plan to prevent LG Card from becoming delisted from the Stock Market Division of the Korea Exchange. In connection with the rescue plan, the creditor banks (including our subsidiaries) agreed to:

•	make an additional capital contribution of (Won)272 billion for new shares constituting 3.5% of the outstanding share capital of LG Card, with our portion of such amount being (Won)31 billion;

•	exchange an additional (Won)228 billion of LG Card debt for shares constituting 3.0% of the outstanding share capital of LG Card, with our portion of such amount being approximately (Won)24 billion;

•	provide an additional up to (Won)1 trillion credit line to LG Card when necessary; and

•	reduce the interest rate on LG Card’s existing debt by two percentage points.

In connection with the rescue plan, the LG Group agreed to exchange (Won)500 billion of LG Card debt into equity of LG Card. In January 2005, LG Card also issued (Won)1 trillion in new shares as part of the rescue plan to raise capital. In connection with this new issuance, the creditor banks (including our subsidiaries) and affiliates of LG Group subscribed to (Won)500 billion of new shares, with our portion of such amount being approximately (Won)55 billion. In addition, the creditor banks (including our subsidiaries) agreed to sell 5% of LG Card’s outstanding shares during each quarter of 2005 to meet stock distribution requirements of the Stock Market Division of the Korea Exchange. LG Card also agreed to a 5.5:1 stock consolidation plan, which was implemented in March 2005.

As of December 31, 2004, our total exposure to LG Card was (Won)349 billion, including (Won)135 billion of loans, (Won)122 billion of debt securities and (Won)47 billion of equity securities. As of such date, all of our loans to LG Card were classified as precautionary and as impaired loans for U.S. GAAP purposes. As a result of the deteriorating financial condition of LG Card, we recorded provisions of (Won)18 billion and recognized securities impairment losses of (Won)2 billion in 2004 in respect of our exposures to LG Card. In addition, as of December 31, 2004, we had approximately (Won)56 billion of exposure to LG Card in our guaranteed trust accounts, with respect to which we may experience further losses.

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

As of December 31, 2004, our 20 largest exposures to corporate borrowers totaled (Won)15,089 billion, which represented 12.31% of our total exposures. As of that date, our single largest corporate exposure was to the KDIC, to which we had outstanding credits in the form of debt securities of (Won)6,977 billion, representing 5.75% of our total exposures. See “Item 4A. History and Development of the Company—History.” Aside from exposure to the KDIC and other government-related agencies, our next largest exposure was to Samsung Electronics, to which we had outstanding exposure of (Won)1,110 billion representing 0.91% of our total exposures. We have made efforts to reduce our outstanding credit exposure to large corporate borrowers, including through asset sales, credit line reductions and credit charge-offs. Any further deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2004, our credit exposures to companies that were in workout, corporate restructuring, composition or corporate reorganization, including companies in the former Daewoo Group, former Hyundai Group and the Ssangyong Group, SK Group and LG Group amounted to (Won)849 billion or 0.9% of our total credit exposures, of which (Won)325 billion or 38.3% was classified as substandard or below and all of which was classified as impaired. As of the same date, our allowances for loan losses on these credit exposures amounted to (Won)247 billion, or 29.1% of these exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2004 to companies in workout, restructuring, corporate reorganization or composition amounted to (Won)1,470 billion, or 1.2% of our total exposures. In addition, in the case of borrowers that are or become subject to corporate restructuring procedures, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (as well as 75% or more of the total outstanding secured debt) of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

Risks relating to our consumer credit portfolio

We have been experiencing, and may continue to experience, increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans has grown from (Won)15,173 billion as of December 31, 2001 to (Won)32,302 billion as of December 31, 2004. Our credit card portfolio grew from (Won)5,291 billion as of December 31, 2001 to (Won)6,418 billion as of December 31, 2002, but decreased to (Won)3,964 billion as of December 31, 2003 and to (Won)2,128 billion as of December 31, 2004, as a result of increased charge-offs and our efforts to reduce our credit card exposure. As of December 31, 2004, our consumer loans and credit card receivables represented 28.9% and 1.8% of our total lending, respectively.

The rapid growth in our consumer loan and credit card portfolios in prior years has led to increasing delinquencies and a deterioration in asset quality. Our consumer loans classified as substandard or below increased from (Won)137 billion, or 0.9% of our consumer loan portfolio, as of December 31, 2001 to (Won)498 billion, or 1.5% of our consumer loan portfolio, as of December 31, 2004. We charged off consumer loans amounting to (Won)140 billion in 2004, as compared to (Won)85 billion in 2003, and recorded provisions in respect of consumer loans of (Won)145 billion in 2004, as compared to (Won)222 billion in 2003. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, has increased from (Won)8,237 billion, or 54.3% of our total outstanding consumer loans, as of December 31, 2001 to (Won)14,175 billion, or 43.9% of our total outstanding consumer loans, as of December 31, 2004.

In our credit card segment, outstanding balances overdue by 30 days or more increased from (Won)485 billion, or 7.6% of our credit card receivables, as of December 31, 2002 to (Won)938 billion, or 23.7% of our credit card receivables, as of December 31, 2003, but decreased to (Won)136 billion, or 6.4% of our credit card receivables, as of December 31, 2004. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans and also replaced a portion of our delinquent credit card account balances with cash advances that are rolled over from month to month. We discontinued the practice of providing such substituted cash advances commencing in September 2003. As of December 31, 2004, these restructured loans amounted to (Won)236 billion, or 11.1% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 13.2%

of our credit card balances as of December 31, 2004. We charged off credit card balances amounting to approximately (Won)1.1 trillion in 2004, as compared to approximately (Won)1.3 trillion in 2003, and recorded provisions in respect of credit card balances of (Won)43 billion in 2004, as compared to (Won)1,682 billion in 2003. Delinquencies may increase in the future as a result of, among other things, adverse economic developments in Korea, difficulties experienced by other credit card issuers that adversely affect our customers, additional government regulation or the inability of Korean consumers to manage increased household debt, as reflected, for example, in the practice among some credit card holders of obtaining multiple credit cards and using cash advances from one card to make payments due on others.

Further deterioration of the asset quality of our consumer loan and credit card portfolios would require us to increase our loan loss provisions and charge-offs and will adversely affect our financial condition and results of operations. While our loan loss provisions in respect of our consumer loan and credit card portfolios, as a percentage of total average consumer loan and credit card balances, decreased from 3.2% in 2002 to 0.6% in 2004, our charge-offs of non-performing consumer loans and delinquent credit card receivables, as a percentage of total average consumer loan and credit card balances, increased from 1.7% in 2002 to 3.5% in 2004.

In addition, our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that hurt those consumers could result in further deterioration in the credit quality of our consumer loan and credit card portfolios. For example, a rise in unemployment or an increase in interest rates in Korea, which have been at historically low levels in recent years, could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults.

Our credit card operations have diverted and may continue to divert financial resources from our other operations, which could hurt our financial condition and performance.

In response to the liquidity problems of our former credit card subsidiary, Woori Credit Card, stemming from the deteriorating asset quality of its credit card portfolio, our board of directors resolved in December 2003 to merge Woori Credit Card with our principal banking subsidiary, Woori Bank. This merger was completed in March 2004. Woori Credit Card had failed to meet the financial targets under its memorandum of understanding with the KDIC commencing as of the end of the second quarter of 2003 and generated a net loss under Korean GAAP of (Won)1,321 billion in 2003 and (Won)466 billion in the first quarter of 2004. In 2003, we provided financial assistance to Woori Credit Card in the amount of approximately (Won)840 billion, in the form of capital contributions, which were funded by proceeds from borrowings and domestic bond issuances by Woori Bank and by dividends from Woori Bank. Furthermore, in December 2003, we cancelled 94.4% of the shares we held in Woori Credit Card, with an aggregate par value of approximately (Won)1.9 trillion, in connection with a capital reduction of Woori Credit Card to offset its accumulated deficit. In addition, in March 2004, prior to the merger, we made an additional capital contribution of (Won)800 billion to Woori Credit Card, which was also funded by proceeds from our redemption of subordinated bonds issued by Woori Bank and dividends from Woori Bank.

Despite the measures taken by us to improve Woori Credit Card’s asset quality and capital position prior to its merger with Woori Bank, our credit card operations continued to generate net losses under Korean GAAP in 2004. Our credit card operations may continue to divert financial resources from our other operations in the future, which may adversely affect our overall financial condition and performance.

A decline in the value of the collateral securing our consumer loans and our inability to realize full collateral value may adversely affect our consumer credit portfolio.

A substantial portion of our consumer loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 50% of the appraised value of collateral (except in areas of high speculation designated by the government where we are required to limit our lending to 40% of the appraised value of collateral) and to periodically re-appraise our collateral, downturns in the real estate markets in Korea from time to time have resulted in declines in the value of the collateral securing some loans to levels below their outstanding principal balance. Future declines in real estate prices, including as a result of measures adopted by the Korean government in recent years to stabilize the real estate market, would reduce the value of the collateral securing our mortgage and home equity loans. If collateral values decline in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any declines in the value of the real estate or other collateral securing our consumer loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

Our success under a financial holding company structure depends on our ability to take advantage of our large existing base of retail and corporate banking customers and to implement a strategy of developing and cross-selling diverse financial products and services to them. As part of this strategy, we have standardized our subsidiaries’ risk management operations (except with respect to credit risk management and operational risk management) and plan to develop a group-wide, integrated customer relationship management database to be shared by all of our subsidiaries. We are currently in the process of integrating their accounting and management information systems. We also plan to continue to diversify our product offerings by, among other things, marketing insurance products and expanding our investment banking and investment trust operations. The continued implementation of these plans may require additional investments of capital, infrastructure, human resources and management attention. This strategy entails certain risks, including the possibility that:

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

Our success under a financial holding company structure depends on our ability to implement our reorganization and integration plan and to realize the anticipated synergies, growth opportunities and cost savings from coordinating and, in certain cases, combining the businesses of our various subsidiaries. As part of this plan, between December 2001 and February 2002 we merged the commercial banking business of Peace Bank of Korea into Woori Bank, converted Peace Bank of Korea into a credit card subsidiary, Woori Credit Card, and transferred the credit card business of Woori Bank to Woori Credit Card. We also transferred the credit card business of Kwangju Bank to Woori Credit Card in March 2003. In light of the deteriorating business performance of Woori Investment Bank and with the objective of restructuring the group platform, we merged Woori Investment Bank with Woori Bank in August 2003. In March 2004, in response to the liquidity problems of Woori Credit Card stemming from the deteriorating asset quality of its credit card portfolio, we merged Woori Credit Card with Woori Bank. Although we currently intend for our commercial banking subsidiaries to continue to operate as separate legal entities within our financial holding company structure and to maintain separate loan origination and other functions, we have standardized our subsidiaries’ risk management operations (except with respect to credit risk management and operational risk management). We also plan to develop a group-wide, integrated customer relationship management database to be shared by all of our subsidiaries, and are currently in the process of integrating their accounting and management information systems. In October and December 2004, we also acquired a 27.3% controlling voting interest in LGIS, a leading domestic securities firm. In March 2005, we merged Woori Securities into LGIS and renamed the surviving entity Woori Investment & Securities, which became an equity method investee. See “Item 4B. Business Overview—Business—Capital Markets Activities—Securities Brokerage.” As part of our business plan, we have also entered into bancassurance marketing arrangements and may enter into joint venture or acquisition transactions in the future. See “Item 4B. Business Overview—Business—Other Businesses—Bancassurance.”

Although we have been integrating certain aspects of our subsidiaries’ operations in our financial holding company structure, they will generally continue to operate as independent entities with separate management and staff. Further integration of our subsidiaries’ separate businesses and operations, as well as those of any companies we may acquire in the future, could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The continued implementation of our reorganization and integration plan, as well as any future additional integration plans that we may adopt in connection with our acquisitions or otherwise, and the realization of the anticipated benefits of our financial holding company structure may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

•	difficulties in integrating the diverse activities and operations of our subsidiaries or any companies we may acquire, including risk management operations and information technology systems, personnel, policies and procedures;

•	difficulties in reorganizing or reducing overlapping personnel, branches, networks and administrative functions;

•	restrictions under the Financial Holding Company Act and other regulations on transactions between our company and, or among, our subsidiaries;

•	unexpected business disruptions;

•	loss of customers; and

•	labor unrest.

Accordingly, we may not be able to realize the anticipated benefits of our current or any future reorganization and integration plan and any future acquisitions that we make, and our business, results of operations and financial condition may suffer as a result.

We may not generate sufficient additional fees to achieve our revenue diversification strategy.

An important element of our overall strategy is increasing our fee income in order to diversify our revenue base, in anticipation of greater competition and declining lending margins. Historically, our primary source of revenues has been net interest income from our banking operations. To date, except for credit card, trust management, bancassurance and currency transfer fees (including foreign exchange-related commissions), we have not generated substantial fee income. We intend to develop new sources of fee income as part of our business strategy, including through our investment banking and asset management businesses. Although we, like many other Korean financial institutions, have begun to charge fees to our customers more regularly, customers may prove unwilling to pay additional fees, even in exchange for more attractive value-added services, and their reluctance to do so would adversely affect the implementation of this aspect of our strategy.

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

In addition, creditors of our subsidiaries will generally have claims that are prior to any claims of our creditors with respect to their assets. Furthermore, unsuccessful completion of any sales of our interests in our subsidiaries or our inability to sell our securities or obtain funds from our lenders on favorable terms, or at all, could also result in our inability to meet our liquidity needs and regulatory requirements and may disrupt our operations at the holding company level.

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

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, as well as the acquisition of Korea First Bank by Standard Chartered Bank in April 2005. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

Deregulation of interest rate restrictions may lead to increased competition for deposits, resulting in our loss of deposit customers or an increase in our funding costs.

The Bank of Korea has pursued a gradual liberalization of interest rate restrictions since 1991. The final phase of the government’s four-stage deregulation policy became effective in February 2004, when the Bank of Korea lifted the 1% ceiling on demand deposit products offered by Korean banks. As a result of the easing of interest rate restrictions, we have faced increasing pricing pressure on deposit products from our competitors. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business. In addition, even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operations.

Other risks relating to our business

Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial harm to us or our subsidiaries.

Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet certain financial and business targets on a semi-annual and/or quarterly basis until the end of 2006. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As a result of rising credit card delinquency levels in Korea, Woori Credit Card failed to meet certain financial targets as of June 30, September 30 and December 31, 2003. As a result of these failures, the KDIC imposed penalties on Woori Credit Card, including the termination of certain members of its senior management and the reduction of the compensation of certain others. We merged Woori Credit Card with Woori Bank in March 2004. Kwangju Bank and Kyongnam Bank also failed to meet their respective return on assets target as of December 31, 2003, although they met such target as of March 31, 2004. Due to its merger with Woori Credit Card, Woori Bank also failed to meet its return on assets target and operating profit per employee target as of June 30, 2004. We also failed to meet three of the financial targets as of June 30, 2004, which were return on total assets, expense to revenue ratio, and operating income per employee. The KDIC notified us that we could not improve fringe benefits for our employees (including salaries), and ordered us to devise and report to the KDIC a plan to meet those three financial targets. We negotiated with the KDIC to adjust some of the financial targets applicable to us and our subsidiaries under our memoranda of understanding and, as a result, each of us, Woori Bank, Kyongnam Bank and Kwangju Bank met our financial targets as of December 31, 2004.

If we or our subsidiaries fail to satisfy our obligations under the current or any new memoranda of understanding in the future, the Korean government, through the KDIC, may impose penalties on us or our subsidiaries. These penalties could include the replacement of our senior management, sale of our assets, restructuring of our organization, restrictions on our business, including a suspension or transfer of our business, and elimination or reduction of existing equity. Accordingly, our failure to meet the obligations in the memoranda of understanding may result in harm to our business, financial condition and results of operations.

We sold assets with repurchase obligations held by us to the Korea Asset Management Corporation and provided substantial amounts of assets as collateral in connection with our secured borrowings, and could be required to make payments and realize losses in the future relating to those assets.

In the past, we have sold significant amounts of non-performing assets to the Korea Asset Management Corporation, which we refer to as KAMCO. Some of those assets were sold with repurchase obligations by us, which means that if specified events occur, KAMCO may require us to repurchase such assets at the original sale price, plus accrued interest. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Sales of Non-Performing Loans—Korea Asset Management Corporation.” As of December 31, 2004, the aggregate amount of assets we sold to KAMCO that remained subject to such repurchase obligations based on the sales price of those assets to KAMCO was (Won)44 billion. As of that date, we recorded a liability of (Won)22 billion relating to those loans, representing our estimated obligation to make repurchases. If we are required to repurchase those assets and are unable to make sufficient recoveries on them, we may realize further losses on those assets to the extent such recovery shortfalls exceed our allowances.

We have also provided a significant amount of our assets as collateral for our secured borrowings in recent years. These secured borrowings often take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our balance sheet. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. As of December 31, 2004, the aggregate amount of assets we had provided as collateral for our secured borrowings was (Won)3,579 billion. As of that date, we had established allowances of (Won)58 billion in respect of possible losses on those assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets to the extent those payments or recovery shortfalls exceed our allowances.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

From 2000 to 2004, interest rates in Korea declined to historically low levels as the government sought to stimulate economic growth through active rate-lowering measures. Interest rates have started to rebound in the first quarter of 2005. Approximately 85.5% of the debt securities our banking subsidiaries hold pay interest at a fixed rate. All else being equal, an increase in interest rates would lead to a decline in the value of traded debt securities. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

Our banking subsidiaries meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2004, approximately 80.8% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In particular, we believe that the recent increase in these short-term deposits is attributable in large part to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of the current low interest rate environment and volatile stock market conditions. Accordingly, a substantial number of these short-term deposit customers may withdraw their funds or fail to roll over their deposits if higher-yield investment opportunities emerge. In that event, our liquidity position could be adversely affected. Our banking subsidiaries may also be required to seek more expensive sources of short-term and long-term funding to finance our operations.

Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize and integrate our operations.

Most financial institutions in Korea, including our subsidiaries, have experienced periods of labor unrest. As part of our reorganization and integration plan, we have transferred or merged some of the businesses operations of our subsidiaries into one or more entities and implemented other forms of corporate and operational restructuring. We may decide to implement other organizational or operational changes, as well as acquisitions or dispositions, in the future. Such efforts have in the past been met with significant opposition from labor unions in Korea. For example, in June 2003, members of Chohung Bank’s labor union went on strike to express their opposition to the proposed sale by the KDIC of its interest in that bank to Shinhan Financial Group. Furthermore, in July 2004, members of Koram Bank’s labor union engaged in a strike to obtain concessions in connection with the acquisition of Koram Bank by an affiliate of Citibank. Although we did not experience any major labor disputes in connection with the merger of Woori Credit Card with Woori Bank, our employees at Woori Securities staged a one-month strike to protest the merger of Woori Securities into LGIS in March 2005. Actual or threatened labor disputes may in the future disrupt the reorganization and integration process and our business operations, which in turn may hurt our financial condition and results of operations.

The secondary market for corporate bonds in Korea is not fully developed, and, as a result, we may not be able to realize the full “marked-to-market” value of debt securities we hold when we sell any of those securities.

As of December 31, 2004, our banking subsidiaries held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the KDIC, the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) with a total book value of (Won)6,916 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates, which may be significant in light of the current low interest environment, or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that banking subsidiaries could realize in the event we elect to sell these securities. As a result, our banking subsidiaries may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We and our commercial banking subsidiaries may be required to raise additional capital to maintain our capital adequacy ratio or for other reasons, which we or they may not be able to do on favorable terms or at all.

Pursuant to the capital adequacy requirements of the Financial Supervisory Commission, we are required to maintain a minimum requisite capital ratio, which is the ratio of net total equity capital as a percentage of requisite capital, of 100% on a consolidated Korean GAAP basis. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.” In addition, each of our commercial banking subsidiaries is required to maintain a minimum combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. In both cases, Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. In addition, the memoranda of understanding among us, our subsidiaries and the KDIC require us and our subsidiaries to meet specified capital adequacy ratio requirements. See “Item 4A. History and

Development of the Company—History—Relationship with the Korean Government.” As of December 31, 2004, our capital ratio and the capital adequacy ratios of our subsidiaries exceeded the minimum levels required by both the Financial Supervisory Commission and these memoranda. However, our capital base and capital adequacy ratio or those of our subsidiaries may deteriorate in the future if our or their results of operations or financial condition deteriorates for any reason, or if we or they are not able to deploy their funding into suitably low-risk assets. To the extent that our subsidiaries fail to maintain their capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on them ranging from a warning to suspension or revocation of their licenses.

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

We may face increased capital requirements under the new Basel Capital Accord.

In December 2004, the Financial Supervisory Service announced that it would implement the new Basel Capital Accord, referred to as Basel II, in Korea by the end of 2007. The implementation of Basel II will have a substantial effect on the way risk is measured among Korean financial institutions, including our commercial banking subsidiaries. Building upon the initial Basel Capital Accord of 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk. Basel II also institutes new measures that will require our commercial banking subsidiaries to take into account individual borrower credit and operational risk when calculating risk-weighted assets.

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach model with respect to calculating capital requirements. Woori Bank has, subject to approval from the Financial Supervisory Service, voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements, while Kyongnam Bank and Kwangju Bank have chosen to use a standard approach. Since Woori Bank will be implementing an internal ratings-based approach for the first time in connection with its implementation of Basel II, its internal rating model may require a significant increase in its capital requirements, which will require it to either improve its asset quality or raise additional capital.

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

Neither we nor our subsidiaries publish interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of loan loss allowances and provisions. See “Item 5B. Financial Condition—Selected Financial Information Under Korean GAAP” and “—Reconciliation with Korean GAAP.” As a result, our allowance and provision levels, as well as certain other balance sheet and income statement items, reflected in our interim financial statements under Korean GAAP may differ substantially from those required to be reflected under U.S. GAAP.

We are generally subject to Korean corporate governance and disclosure standards, which differ in significant respects from those in other countries.

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which differ in many respects from standards applicable in other countries, including the United States. As a reporting company registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, we are subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002. However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the New York Stock Exchange. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in less than satisfactory corporate governance practices or disclosure to investors in certain countries.

Risks relating to government control

The KDIC, which is our controlling shareholder, is controlled by the Korean government and could cause us to take actions or pursue policy objectives that may be against your interests.

The Korean government, through the KDIC, currently owns 78.9% of our outstanding common stock. So long as the Korean government remains our controlling stockholder, it will have the ability to cause us to take actions or pursue policy objectives that may conflict with the interests of our other stockholders. For example, in order to further its public policy goals, the Korean government could request that we participate with respect to a takeover of a troubled financial institution or encourage us to provide financial support to particular entities or sectors. Such actions or others that are not consistent with maximizing our profits or the value of our common stock may have an adverse impact on our results of operations and financial condition and may cause the price of our common stock and ADSs to decline.

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

Risks relating to government regulation and policy

New loan loss provisioning guidelines to be implemented by the Financial Supervisory Commission may require us to increase our provisioning levels under Korean GAAP, which could adversely affect us.

In November 2004, the Financial Supervisory Commission announced that it will implement new loan loss provisioning guidelines, which Korean banks will be required to follow from the second half of 2006 in preparing financial statements under Korean GAAP. These guidelines include a new requirement that banks take into account “expected losses” with respect to credits in establishing their allowance for loan losses, instead of establishing such allowances based on the classification of credits under the current asset classification criteria. As a result, we will be required to establish and maintain allowance for loan losses under Korean GAAP based on an evaluation of “expected losses” on individual credits or credit portfolios.

Under the new guidelines, all Korean banks are required to establish systems to calculate their “historical losses” and “expected losses” during 2005. The Financial Supervisory Commission also announced that Korean banks may voluntarily comply with the new loan loss provisioning guidelines commencing in 2005. Specifically, in the second half of 2005, banks that have implemented a credible internal system for evaluating “historical losses” may establish their allowance for loan losses based on such historical losses, so long as the total allowance for loan losses established exceeds the levels required under the current asset classification-based provisioning guidelines. Similarly, in the first half of 2006, banks that have implemented a credible system for evaluating “expected losses” may establish their allowance for loan losses based on such expected losses, so long as the total allowance established exceeds currently required levels. We currently intend to voluntarily comply with the new guidelines in establishing our allowance for loan losses commencing in the second half of 2005, which may increase our provisions for loan losses under Korean GAAP in 2005 compared to the levels that would be required under the currently applicable provisioning guidelines. Any such increase in our provisions for loan losses will have an adverse effect, and could have a material adverse effect, on our reported results of operations and financial condition under Korean GAAP and our reported capital adequacy ratio, which in turn may adversely affect the market price of our common stock and ADSs. Full compliance with the new guidelines commencing in 2006 may further increase our provisions for loan losses under Korean GAAP compared to currently mandated levels.

Government regulation of consumer lending, particularly mortgage and home equity lending, has recently become more stringent, which may hurt our consumer banking operations.

In light of concerns regarding the potential risks of excessive consumer lending, particularly mortgage and home equity lending, the Korean government has in recent years adopted more stringent regulations with respect to consumer lending by Korean banks. The Financial Supervisory Commission increased the minimum loan loss reserve requirements applicable to consumer loans with effect from May 2002. In addition, in an effort to curtail the growth in property speculation caused by increased levels of mortgage and home equity lending, the Financial Supervisory Commission and Financial Supervisory Service adopted measures during 2002 that reduced our ability to provide certain higher-risk mortgage and home equity loans and applied new, more stringent guidelines to mortgage and home equity lending by Korean banks.

Furthermore, in October 2003, the government advised Korean banks to limit their loans to a maximum of 40% of the value of the underlying real estate collateral, in the case of mortgage and home equity lending in areas where the average real estate price had increased substantially. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Recent Regulations Relating to Retail Household Loans.” In addition, the Korean government announced the implementation of measures to stabilize the real estate market in October 2003, which included:

•	building more residential apartments and houses;

•	enforcing more stringent supervision of property speculation; and

•	increasing the tax burden of those taxpayers who own real estate in excess of prescribed amounts.

The Korean government has also expressed a continuing commitment to stabilize the real estate market and willingness to implement additional measures, as necessary. For example, in 2004 and the first quarter of 2005, the Korean government has:

•	raised the residential property tax applicable to residential properties in cases where such property represents the third or more residential property owned by a single individual;

•	placed a ceiling on the sale price of newly constructed residential properties and, under certain circumstances, required developers to disclose the costs incurred in connection with the construction of such properties; and

•	amended the Urban and Residential Environment Improvement Act to require that at least 25% of any increased floor space resulting from the redevelopment of existing residential properties be devoted to the construction of rental residential properties.

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

Due to the rapid growth of the credit card market and rising consumer debt levels in Korea in recent years, the Korean government has heightened its regulatory oversight of the credit card industry. From mid-2002 through early 2003, the Ministry of Finance and Economy and the Financial Supervisory Commission adopted a variety of amendments to existing regulations governing the credit card industry. Among other things, these amendments increased minimum required provisioning levels applicable to credit card receivables, required the reduction in volumes for credit card loans, increased provisioning requirements and minimum capital ratios and allowed the imposition of new sanctions against credit card companies that failed to meet applicable requirements. The Financial Supervisory Commission and the Financial Supervisory Service also implemented a number of changes to the rules governing the evaluation and reporting of credit card balances, as well as procedures governing which persons may receive credit cards. For more details relating to these regulations, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

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

In light of the deteriorating liquidity position of a number of credit card companies in Korea, in March, September and October 2003, the Korean government announced measures intended to support the credit card industry. These included the relaxation or delay in the implementation of some of the new regulatory restrictions applicable to credit card companies, such as restrictions on cash advance fee rates and on the level of cash advance and card loan receivables as a percentage of total receivables. These relief measures, however, were temporary, and the overall effect of the Korean government’s recent regulatory initiatives has been to constrain the growth and increase the oversight of the credit card industry. For example, since October 2003, the Financial Supervisory Commission has:

•	changed its standards for reporting credit card delinquency ratios to require the inclusion of restructured loans (with the exception of restructured loans with substantially improved repayment prospects, which may be excluded) in the calculation of such ratios; and

•	assigned to each credit card company a target delinquency ratio to meet on a semi-annual basis until the end of 2006 and required each credit card company to enter into a memorandum of understanding with the Financial Supervisory Commission by the end of November 2003 with respect to each credit card company’s action plan to meet its assigned target delinquency ratio.

The Korean government may adopt further regulatory changes in the future that affect the credit card industry. Depending on their nature, such changes may adversely affect our credit card operations, by restricting its growth or scope, subjecting it to stricter requirements and potential sanctions or greater competition, constraining its profitability or otherwise. For more details regarding these enacted and proposed changes, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

The Korean government promotes lending and financial support by the Korean financial industry to certain types of borrowers as a matter of policy, which financial institutions, including us, may decide to follow.

Through its policy guidelines and recommendations, the Korean government has promoted and, as a matter of policy, may continue to attempt to promote lending by the Korean financial industry to particular types of borrowers. For example, the Korean government has in the past announced policy guidelines requesting financial institutions to participate in remedial programs for troubled corporate borrowers, as well as policies identifying sectors of the economy it wishes to promote and making low interest funding available to financial institutions that lend to these sectors. The government has in this manner encouraged low-income mortgage lending and lending to small- and medium-sized enterprises. We expect that all loans or credits made pursuant to these government policies will be reviewed in accordance with our credit approval procedures. However, these or any future government policies may influence us to lend to certain sectors or in a manner in which we otherwise would not in the absence of that policy.

In the past, the Korean government has also issued policy recommendations encouraging financial institutions in Korea to provide financial support to particular sectors as a matter of policy. For example, in light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. These measures included, among other things, requesting banks and other financial institutions to agree to extend the maturity of debt securities of credit card companies that they held and to make contributions to mutual funds to enable them to purchase debt securities of credit card companies.

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

Although the Korean economy began to experience a recovery in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2002, 2003 and 2004 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Recent developments in the Middle East, including the war in Iraq and its aftermath, higher oil prices and the continued weakness of the economy in parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols, or their suppliers, and their potential adverse impact on Korea’s financial sector;

•	failure of restructuring of large troubled companies, including LG Card and other troubled financial institutions;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers;

•	volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including continued weakness of the U.S. dollar or a depreciation of the Chinese renminbi or Japanese yen), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries such as the United States, China and Japan to which Korea exports, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, lead to an increased government budget deficit;

•	political uncertainty or increasing strife among or within political parties in Korea, including as a result of the increasing polarization of the positions of the ruling progressive party and the conservative opposition; and

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

Tensions with North Korea could have an adverse effect on us and the market price of our common stock and ADSs.

Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six party talks resumed in China. A third round of talks were held in June 2004 with agreement to hold further talks in September, which were postponed and have not resumed yet. In February 2005, North Korea declared that it had developed and was in possession of nuclear weapons. It also announced its indefinite withdrawal from the six-party talks. In addition, in May 2005, North Korea test launched a short-range missile, which landed in the Sea of Japan. Any further increase in tensions, resulting for example from a breakdown in contacts or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the market price of our common stock and ADSs.

Labor unrest in Korea may adversely affect our operations.

Any future economic downturn in Korea or an increase in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Bank of Korea, the unemployment rate generally decreased from 4.1% in 2000 to 3.1% in 2002, but increased to 3.4% in 2003 and 3.5% in 2004. A continued increase in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

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

The KDIC currently owns 628,458,609 shares, or 78.9%, of our outstanding common stock. In the future, the KDIC may choose to sell large blocks of our common stock publicly or privately to a strategic or financial investor, including for the purpose of recovering the public funds it injected into our subsidiaries to recapitalize them. For example, in September 2004, the KDIC sold approximately 45 million of our shares of common stock in a private offering for approximately (Won)324 billion, which constituted 5.7% of our outstanding common stock. Under the Financial Holding Company Act, the KDIC was originally required to dispose of all of its holdings of our common stock by the end of March 2005 but the Korean National Assembly passed a bill to extend the deadline for two years until 2007 and an additiona1 one year extension is possible with the approval of the Public Fund Oversight Committee of the Korean government.

According to the privatization plans announced by the KDIC, the KDIC will seek to dispose of all of its holdings of our common stock through registered offerings, sales to strategic investors, block sales and other available means, in a manner consistent with its mandate from the Public Fund Oversight Committee of the Korean government to maximize its returns and contribute to the development of the Korean financial industry in connection with such disposal. However, such plans are subject to change depending on market conditions and other factors. Accordingly, we do not know when, how or what percentage of our shares owned by the KDIC will be disposed of, or to whom such shares will be sold. As a result, we cannot predict the impact of such sales on us or our stock prices. Any future sales of our common stock or ADSs in the public market or otherwise by the KDIC, or the possibility that such sales may occur, could depress the prevailing market prices of our common stock and ADSs.

Ownership of our common stock is restricted under Korean law.

Under Korean law, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the outstanding shares of voting stock of a financial holding company such as us that controls nationwide banks, with the exception of certain stockholders that are non-financial business group companies, whose applicable limit is 4.0%. The Korean government and the KDIC are exempt from this limit, and investors may also exceed the 10.0% limit upon approval by the Financial Supervisory Commission. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.” To the extent that the total number of shares of our common stock (including those represented by ADSs) that you and your affiliates own together exceeds that limit, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Supervisory Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to (Won)50 million and/or up to 0.03% of the book value of such shares per day until the date of disposal.

You will not be able to exercise dissent and appraisal rights unless you have withdrawn the underlying shares of our common stock and become our direct stockholder.

In some limited circumstances, including the transfer of the whole or any significant part of our business and the merger or consolidation of us with another company, dissenting stockholders have the right to require us to purchase their shares under Korean law. However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights if the depositary refuses to do so on your behalf. Our deposit agreement does not require the depositary to take any action in respect of exercising dissent and appraisal rights. In such a situation, holders of our ADSs must withdraw the underlying common stock from the ADS facility (and incur charges relating to that withdrawal) and become our direct stockholder prior to the record date of the stockholders’ meeting at which the relevant transaction is to be approved, in order to exercise dissent and appraisal rights.

You may be limited in your ability to deposit or withdraw common stock.

Under the terms of our deposit agreement, holders of common stock may deposit such stock with the depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the depositary and receive common stock. However, to the extent that a deposit of common stock exceeds any limit that we may specify from time to time, that common stock will not be accepted for deposit unless our consent with respect to such deposit has been obtained. We currently have not set any such limit; however, we have the right to do so at any time. Under the terms of the deposit agreement, no consent would be required if the shares of common stock were to be obtained through a dividend, free distribution, rights offering or reclassification of such stock. We have consented, under the terms of the deposit agreement, to any deposit unless the deposit would be prohibited by applicable laws or violate our articles of incorporation. If we choose to impose a limit on deposits in the future, however, we might not consent to the deposit of any additional common stock. In that circumstance, if you surrender ADSs and withdraw common stock, you may not be able to deposit the stock again to obtain ADSs. See “Item 9C. Markets—Restrictions Applicable to Shares.”

You will not have preemptive rights in some circumstances.

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

We are under no obligation to file any registration statement with the U.S. Securities and Exchange Commission or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings. If a registration statement is required for you to exercise preemptive rights but is not filed by us or is not declared effective, you will not be able to exercise your preemptive rights for additional ADSs and you will suffer dilution of your equity interest in us. If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or feasible, it will allow the rights to lapse, in which case you will receive no value for these rights.

Your dividend payments and the amount you may realize upon a sale of your ADSs will be affected by fluctuations in the exchange rate between the U.S. dollar and the Won.

Our common stock is listed on the Stock Market Division of the Korea Exchange and quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the ADSs will be paid to the depositary in Won and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the amounts you will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that you would receive upon sale in Korea of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common stock.

The market value of your investment may fluctuate due to the volatility of, and government intervention in, the Korean securities market.

Our common stock is listed on the Stock Market Division of the Korea Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the Stock Market Division of the Korea Exchange. The Stock Market Division of the Korea Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and has prescribed a fixed range in which share prices are permitted to move on a daily basis. In the past decade, the Korea Composite Stock Price Index, known as the “KOSPI,” reached a peak of 1138.75 in 1994 and subsequently fell to a low of 280.00 in 1998. On April 17, 2000, the KOSPI experienced a 93.17 point drop, which represented the single largest decrease in the history of the KOSPI. On June 27, 2005, the KOSPI closed at 991.11. Like other securities markets, including those in developed countries, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

If the Korean government deems that emergency circumstances are likely to occur, it may restrict you and the depositary from converting and remitting dividends and other amounts in U.S. dollars.

If the Korean government deems that certain emergency circumstances, including, but not limited to, severe and sudden changes in domestic or overseas economic circumstances, extreme difficulty in stabilizing the balance of payments or implementing currency, exchange rate and other macroeconomic policies, have occurred or are likely to occur, it may impose certain restrictions provided for under the Foreign Exchange Transaction Law, including the suspension of payments or requiring prior approval from governmental authorities for any transaction. See “Item 10D. Exchange Controls—General.”

Other Risks

You may not be able to enforce a judgment of a foreign court against us.

We are a corporation with limited liability organized under the laws of Korea. Substantially all of our directors and officers and other persons named in this annual report reside in Korea, and all or a significant portion of the assets of our directors and officers and other persons named in this annual report and substantially all of our assets are located in Korea. As a result, it may not be possible for you to effect service of process within the United States, or to enforce against them or us in the United States judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

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

The Korean government also decided to recapitalize these banks by injecting public funds through the KDIC in two parts. The first part of this recapitalization would comprise capital injections of approximately (Won)3.6 trillion, in return for new shares of the relevant banks, to eliminate their capital deficits, while the second part would comprise further capital contributions of approximately (Won)2.6 trillion, without consideration, to increase their capital adequacy ratios to more than 10%. Accordingly, trading of shares of these four commercial banks was suspended in December 2000, and the capital of each was written down to zero after each bank purchased outstanding shares from the then-existing dissenting minority shareholders. On December 22, 2000, the Korean government and the labor unions of the four commercial banks entered into an agreement under which the labor unions consented to a plan to include their respective banks as subsidiaries of a state-run financial holding company that would have full management rights to oversee the restructuring of those banks.

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

In January 2001, Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank agreed in principle to consolidate and become subsidiaries of a new financial holding company. In July 2001, each entity entered into a memorandum of understanding with us, and we entered into a separate memorandum of understanding with the KDIC. These memoranda of understanding along with those entered with between our subsidiaries and the KDIC, which are described in more detail below, established the basis for the relationships among us, our subsidiaries and the KDIC. These memoranda set forth, among other things, financial targets and restructuring objectives that we and our subsidiaries were expected to satisfy in order to create a fully integrated financial services provider and to enable the KDIC to recover the public funds used to recapitalize our subsidiaries. On March 27, 2001, the KDIC transferred all of its shares in each of Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank to our company in exchange for our newly issued shares. Accordingly, we became the sole owner of those subsidiaries. We subsequently listed our shares on the Stock Market Division of the Korea Exchange on June 24, 2002.

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

See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies.”

Relationship with the Korean Government

Our relationship with the Korean government is governed by a number of agreements, including in particular the agreements discussed below. In addition, the Korean government, through the KDIC, is our largest shareholder and accordingly has the ability to require us to take a number of actions beyond those specifically covered by these agreements. See “Item 3D. Risk Factors—Risks relating to government control” and “—Risks relating to government regulation and policy.”

Labor-Government Agreement. Under the December 2000 agreement between our subsidiaries’ labor unions and the Korean government, we control the management strategies of our subsidiaries and have the ability to dispose of overlapping business lines. Pursuant to this agreement, any downsizing that may be required in connection with the reorganization of our subsidiaries’ operations should be implemented based on separate agreements concluded between us and our subsidiaries’ labor unions. In July 2002, we reached an agreement with the labor unions of Kyongnam Bank and Kwangju Bank pursuant to which we agreed to maintain the two banks as separate entities, while integrating the operating standards (including risk management operations) and information technology systems of our commercial banking subsidiaries.

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

Under each memorandum of understanding, the KDIC could exercise its discretion in determining whether to take punitive measures against any subsidiary that failed to meet any financial targets. The subsidiaries generally met their targets, other than Peace Bank of Korea, which failed to meet five of its six financial targets as of June 30, 2001. We decided to merge Peace Bank of Korea’s commercial banking business into Hanvit Bank and to transform Peace Bank of Korea into our credit card subsidiary, Woori Credit Card. See “—Reorganization and Integration Plan.” In March 2002, Woori Credit Card entered into a memorandum of understanding with the KDIC that included a business normalization plan. This replaced the earlier memorandum of understanding entered into by Peace Bank of Korea and the KDIC in December 2000. The business normalization plan was substantially similar to the business normalization plan agreed to by Peace Bank of Korea.

Woori Investment Bank (formerly known as Hanaro Merchant Bank) also failed to meet three of its six financial targets as of December 31, 2002. In August 2003, we merged Woori Investment Bank with Woori Bank.

The subsidiaries (with the exception of Woori Investment Bank and Woori Credit Card) entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC in January 2003. In May 2003, Woori Credit Card entered into a similar business normalization plan with the KDIC. Woori Credit Card failed to meet three of its five financial targets as of June 30 and September 30, 2003 and failed to meet four of its five financial targets as of December 31, 2003. As a result of these failures, the KDIC imposed penalties on Woori Credit Card, including the termination of certain members of its senior management and the reduction of the compensation of certain others. In December 2003, our board of directors resolved to merge Woori Credit Card with Woori Bank, which merger was completed in March 2004. Kwangju Bank and Kyongnam Bank also failed to meet their respective return on assets target as of December 31, 2003, although they met such target as of March 31, 2004. Due to its merger with Woori Credit Card, Woori Bank also failed to meet its return on assets target and operating profit per employee target as of June 30, 2004. We negotiated with the KDIC to adjust some of the financial targets applicable to us and our subsidiaries under our memoranda of understanding and, as a result, each of Woori Bank, Kyongnam Bank and Kwangju Bank met its financial targets as of December 31, 2004.

Our subsidiaries entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC on April 2005. In addition to the new restructuring measures and financial targets, the plan primarily dealt with ways to reduce labor cost and increase employees’ productivity and efficiency in our subsidiaries. See “—Recent Developments with the KDIC.”

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

We failed to meet three of the financial targets as of June 30, 2004, which were return on total assets, expense to revenue ratio, and operating income per employee. The KDIC notified us that we could not improve fringe benefits for our employees (including salaries), and ordered us to devise and report to the KDIC a plan to meet those three financial targets. We negotiated with the KDIC to adjust some of the financial targets applicable to us and our subsidiaries under our memoranda of understanding and, as a result, we met our financial targets as of December 31, 2004.

Pursuant to the terms of this memorandum of understanding, we entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC in April 2005. In addition to the new restructuring measures and financial targets, the plan primarily dealt with ways to increase labor efficiency and to set up a comprehensive financial network for increased synergy among the group members and strengthening our incentive-based management system. See “—Recent Developments with the KDIC.”

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

The specified financial targets for 2003 and 2004 that were to be met by Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card (which was subsequently merged with Woori Bank in 2004) were identical to those imposed by the KDIC on those subsidiaries. The specified financial targets for 2005 and 2006 that are to be met by Woori Bank, Kyongnam Bank and Kwangju Bank are identical to those imposed by the KDIC on those subsidiaries

Recent Developments with the KDIC. On January 24, 2003, we and our subsidiaries (with the exception of Woori Investment Bank and Woori Credit Card) entered into a new two-year business normalization plan with the KDIC that included new restructuring measures and financial targets. On May 28, 2003, Woori Credit Card entered into a similar business normalization plan that included financial targets. In April 2005, we and Woori Bank, Kyongnam Bank and Kwangju Bank each entered into a new two-year business normalization plan with the KDIC that included new restructuring measures and financial targets. The other terms of the previously agreed memoranda of understanding remain unchanged.

Our two-year business normalization plan sets forth the basis on which we should manage the normalization and integration of our subsidiaries’ operations as well as return the public funds that were injected into those subsidiaries. The business normalization plan sets forth six financial targets for each quarter of 2005 and 2006 that we are required to meet on a Korean GAAP basis. Our current Korean GAAP targets for each six-month period in 2005 and 2006 are set forth in the following table:

	Six-month period ended
	2005				2006
	June		December		June		December
Capital ratio (1)		120%		120%		120%		120%
Return on total assets (2)		0.6		0.7		0.6		0.7
Expense-to-revenue ratio (3)		51.6		50.1		51.3		49.4
Operating income per employee ((Won) billion) (4)	(Won)	2.9	(Won)	3.0	(Won)	3.0	(Won)	3.2
Non-performing loan ratio (5)		2.6%		2.6%		2.6%		2.5%
Holding company expense ratio (6)		0.8		0.7		0.8		0.7

(1)	For a description of how the requisite capital ratio is calculated, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”
(2)	Represents the ratio of net income to total assets.
(3)	Represents the ratio of general and administrative expenses to adjusted operating income. Adjusted operating income represents operating income before loan loss provisions and general and administrative expenses.
(4)	Represents the ratio of adjusted operating income to total number of employees.
(5)	Represents the ratio of total credits classified as substandard or below to total credits.
(6)	Represents the ratio of the holding company’s expenses to adjusted operating income of its subsidiaries.

Each of Woori Bank, Kyongnam Bank and Kwangju Bank also submitted similar two-year business normalization plans that contain similar financial targets that each subsidiary is required to meet. We expect that we and these subsidiaries will be required to enter into new business normalization plans with the KDIC every two years so long as the KDIC remains our largest shareholder.

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

•	We restructured Peace Bank of Korea from December 2001 through February 2002 by:

•	splitting off its commercial banking operations and merging them into Woori Bank;

•	changing the name of Peace Bank of Korea to Woori Credit Card; and

•	transferring the credit card operations of Woori Bank to Woori Credit Card. In connection with this transfer, Woori Credit Card acquired all of the existing credit card accounts of Woori Bank but none of the outstanding receivables with respect to such accounts, which remained with Woori Bank.

•	In March 2002, we made Woori Investment Trust Management a direct subsidiary by acquiring all of its outstanding capital stock from Woori Bank.

•	In July 2002, we made Woori Securities a direct subsidiary by acquiring a majority of its outstanding capital stock from Woori Bank.

•	In March 2003, we transferred the credit card operations of Kwangju Bank to Woori Credit Card.

•	In August 2003, we merged Woori Investment Bank with Woori Bank by exchanging Woori Investment Bank’s shares with shares of Woori Bank.

•	In March 2004, we merged Woori Credit Card with Woori Bank. In connection with this merger, Woori Credit Card spun off and transferred to Kwangju Bank all of the existing credit card accounts (but none of the outstanding receivables with respect to such accounts) that Woori Credit Card had previously acquired from Kwangju Bank.

•	In June 2004, we acquired the 39.7% interest in Woori Securities that we did not own, and delisted it from the Stock Market Division of the Korea Exchange in July 2004.

•	In October and December 2004, we acquired in the aggregate a 27.3% controlling voting interest in LGIS. In March 2005, we merged Woori Securities into LGIS and renamed the surviving entity Woori Investment & Securities, which became an equity method investee.

•	In May 2005, we acquired a 90.0% interest in LG Investment Trust Management, or LGITM, from Woori Investment & Securities and merged Woori Investment Trust Management into LGITM. We renamed the surviving entity Woori Asset Management, which remains a consolidated subsidiary.

From April 2002, we have also commenced a business process re-engineering project with respect to our commercial banking operations. The aim of the project is to streamline our banking operations and increase their efficiency by concentrating our credit evaluation and approval processes, foreign exchange operations and back-office functions within the head office or regional centers, instead of maintaining them at the branch level. We believe that this project will result in significant cost savings through the elimination of redundant functions, as well as allow our branch personnel to focus their efforts on marketing and sales instead of administrative tasks. We completed this business process re-engineering project with respect to substantially all of Woori Bank’s branch network in June 2003 and have begun to implement it with respect to the branches of Kyongnam Bank and Kwangju Bank.

In addition, we have implemented a group-wide, standardized risk management system (except with respect to credit risk management and operational risk management). We expect to complete this standardization process after we complete integration of our accounting and management information systems, which we expect will occur after implementation of the Basel II requirements in 2007.

Furthermore, as part of our integration efforts under the plan:

•	In 2002, we standardized the logo of certain of our subsidiaries, including Woori Bank, Woori Securities and Woori Investment Trust Management, and are in the process of doing the same with respect to Kyongnam Bank and Kwangju Bank to associate them with the “Woori” brand, while enabling them to maintain their regional identity.

•	In 2002, Woori Bank streamlined its appropriation procedures for goods and services, and we are in the process of implementing these procedures on a group-wide level to reduce costs.

•	We plan to develop a group-wide, integrated customer relationship management database to be shared by all of our subsidiaries, which we expect to complete after implementation of the Basel II requirements in 2007.

Item 4B. Business Overview

Business

We are Korea’s first financial holding company, and our operations include the second largest commercial bank in Korea, in terms of total assets (including loans), deposits and the number of branches as of December 31, 2004. Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, capital markets activities, international banking, asset management and bancassurance. We provide a wide range of products and services to our customers, which mainly comprise individuals and small- and medium-sized enterprises, as well as some of Korea’s largest corporations. As of December 31, 2004, we had consolidated total assets of (Won)130.9 trillion, consolidated total deposits of (Won)90.0 trillion and consolidated stockholders’ equity of (Won)6.5 trillion.

We were established as a financial holding company in March 2001, to consolidate the Korean government’s interest in a number of distressed financial institutions in the wake of the financial crisis in Korea in the late 1990s. Over the past four years, we have succeeded in restructuring our operations by: securing a solid capital base for our banking subsidiaries; improving the quality of our exposure to and our relationships in the large corporate sector; refocusing our lending activities on individual and small- and medium-sized enterprise customers to take advantage of our network of over 930 branches nationwide; expanding our activities in the areas of credit cards, full service brokerage, asset management and bancassurance for our approximately 17 million retail customers; modernizing and strengthening our credit risk review and management capabilities; working to integrate and cross-sell our products and services; and striving to create a customer- and service-oriented culture that measures and rewards performance.

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

(1)	Woori Investment & Securities is accounted for as an equity method investee.

Our legal and commercial name is Woori Finance Holdings Co., Ltd. Our registered office and corporate headquarters are located at 203 Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea. Our website address is http://www.woorifg.com.

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

Strong and long standing relationships with corporate customers. Historically the operations of Woori Bank, our largest subsidiary, concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 11 of the 25 largest Korean corporations. Further enhancing our corporate loan portfolio is our growing ability to lend to small- and medium-sized enterprise customers, which numbered approximately 160,000 as of December 31, 2004.

Large and loyal retail customer base. With respect to our consumer banking operations, we have the second largest deposit base of any Korean commercial bank, and approximately 17 million retail customers, representing about half of the Korean adult population. Of these customers, approximately two-thirds are active customers, meaning that they have an account with us with a positive balance or have transacted business with us at least once during the last six months. Currently, our retail customers only use an average of 1.85 of our products, as compared to average customer use of 3.0 to 5.0 products for the best consumer banking institutions in Europe or the U.S. We therefore believe that our large and loyal retail customer base presents significant potential revenue opportunities for us.

Extensive distribution and marketing network. We serve our customers primarily through the third largest banking network in Korea, comprising over 1,000 branches and 7,000 ATMs and cash dispensers. Through Woori Bank, we also operate 17 dedicated corporate marketing centers and approximately 110 relationship managers for our large corporate customers and approximately 540 relationship professionals stationed at over 440 branches for our small- and medium-sized enterprise customers. In addition, we have constructed new Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base. As of December 31, 2004, our consolidated stockholders’ equity totaled (Won)6.5 trillion, and the combined capital adequacy ratio of our banking subsidiaries was 11.9%, which was the highest among all Korean banks. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

Strong and experienced management team. Our management team comprises both experienced managers from our subsidiaries and their predecessor companies as well as leading experienced financial industry professionals who have recently been recruited from outside our group to complement our team. In April 2004, Young-Key Hwang, the former chief executive officer of Samsung Securities, the largest securities firm in Korea, assumed the roles of chairman and chief executive officer of both Woori Finance Holdings and Woori Bank, which we believe has enhanced coordination among and corporate governance at our holding company and our subsidiaries. We also believe that the extensive experience of many members of our new management team in the non-banking financial sector will help us to continue to strengthen our non-banking operations.

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

Further improve our asset quality and strengthen our risk management practices. We were one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties. In September 2002, we entered into a joint venture arrangement with Lehman Brothers Holdings Inc. to facilitate the disposal of our substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans decreased from 9.8% at December 31, 2001 to 2.3% as of December 31, 2004.

One of our highest priorities is to maintain our strong asset quality and enhance our risk management practices on an ongoing basis. We created a centralized group-wide risk management organization, installed a comprehensive warning and monitoring system, adopted uniform loan loss provisioning policies across all subsidiaries and implemented an advanced credit evaluation system called “CREPIA” at Woori Bank, which we plan to implement at Kyongnam Bank and Kwangju Bank. In addition, we adopted a value at risk, or “VaR,” monitoring system for managing market risk. We intend to vigorously maintain a manageable risk profile and balance that risk profile with adequate returns. We believe that our continuous focus on upgrading our risk management systems and practices will enable us to maintain our strong asset quality, improve our financial performance and enhance our competitiveness.

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

Retail customers: We have segmented our retail customers into four groups: high net worth; mass affluent; middle class; and mass market. We believe we are relatively competitive in our core customer base, which includes mass affluent and middle class customers, and we serve these customers via our team of financial planners in our branches who sell customized higher margin services and products, such as investment advice, mutual funds, insurance, personal loans and securities brokerage services. For our mass market customers, we offer simple, easy-to-understand and relatively more standardized products such as basic deposit and lending products, including mortgage loans, and we encourage the use of alternative distribution channels such as the Internet, phone banking and ATMs by our mass market customers such that we can serve them in a cost efficient manner. We serve our high net worth individuals via 12 dedicated private banking centers staffed with experienced private bankers who offer sophisticated tailored financial services. We plan to introduce tiered pricing for all our products and services in order to ensure an acceptable level of customer profitability.

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

We plan to develop a group-wide, integrated customer relationship management database to be shared by all of our subsidiaries, which we expect to complete after implementation of the Basel II requirements in 2007. We believe our integrated and targeted marketing approach will not only increase our wallet share of our existing customers and allow us to attract new customers, but more importantly, enhance our customer profitability.

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

Enhance operational efficiencies to further reduce costs. We intend to improve our operational efficiency and reduce our expenses by integrating our businesses, unifying our business procedures, eliminating duplication, centralizing processes and procurement, implementing continuous automation and migrating to low cost distribution channels. We have standardized the risk management operations (except with respect to credit risk management and operational risk management) of Kyongnam Bank and Kwangju Bank with those of Woori Bank. Credit evaluation and approval processes, foreign exchange operations and back-office functions at Woori Bank were removed from branches and centralized at the head office or regional centers in 2003 in order to reduce cost and free up branch staff for marketing. Similar back office centralization projects began at Kyongnam Bank and Kwangju Bank in the first half of 2004 and are expected to be completed by the end of 2007.

We believe that the integration of our accounting and management information systems, which we expect to complete after implementation of the Basel II requirements in 2007, will allow us to further eliminate redundant functions and equipment and reducing our long-term expense. In addition, we are continuing our efforts to reduce procurement costs by coordinating and combining procurement activities among our subsidiaries. We believe the completion of the above integration, centralization and procurement projects together with our effort to encourage migration of our mass market customers to low-cost alternative channels will reduce our costs and enhance our operating efficiencies meaningfully.

Strengthen the performance of our management. We are also taking steps to concentrate the personnel management and performance-monitoring functions with respect to our subsidiaries at the holding company level. We believe such enhanced coordination and management will, in turn, improve our overall long-term operating performance by promoting: (1) more efficient deployment of human resources, based on prioritized strategic and operational objectives of the group as a whole; (2) more effective allocation of capital and management of liquidity at our holding company and subsidiaries; (3) greater flexibility to implement coordinated and timely operational changes in response to new market developments or changes in market conditions; and (4) the development of a uniform corporate culture, founded on the “Woori” corporate identity.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2002			2003			2004
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentage)
Loans:
Small- and medium-sized enterprise	(Won)	31,560	39.4%	(Won)	38,831	43.9%	(Won)	40,198	44.4%
Large corporate		13,073	16.3		11,982	13.6		11,600	12.8
Others (1)		3,289	4.1		3,148	3.6		3,942	4.4

Total	(Won)	47,922	59.8%	(Won)	53,960	61.1%	(Won)	55,740	61.6%

Deposits:
Small- and medium-sized enterprise	(Won)	8,165	10.4%	(Won)	11,186	12.5%	(Won)	10,948	12.1%
Large corporate		10,287	13.1		16,788	18.9		18,408	20.4

Total	(Won)	18,452	23.5%	(Won)	27,974	31.4%	(Won)	29,357	32.6%

Number of borrowers:
Small- and medium-sized enterprise		154,601			157,902			160,391
Large corporate		864			555			784

(1)	Includes loans to governmental agencies, foreign loans and other corporate loans.

Corporate loans we provide consist principally of the following:

•	working capital loans, which are loans used for general working capital purposes, typically with a maturity of one year or less, including notes discounted and trade finance; and

•	facilities loans, which are loans to finance the purchase of materials, equipment and facilities, typically with a maturity of three years or more.

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

Small- and Medium-Sized Enterprise Banking

Small- and medium-sized enterprises generally comprise those companies and personal businesses that we do not classify as large corporate customers. Under the Small and Medium Industry Basic Act of Korea, the

general criteria used to define small- and medium-sized enterprises is number of full-time employees (less than 300), paid-in capital (not more than (Won)8 billion) or sales revenues (not more than (Won)30 billion), depending on the industry, but in each case the number of full-time employees must be less than 1,000. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As a result of our efforts to target this growing market segment, our loan exposure to small- and medium-sized enterprises has increased from 52.3% of our total corporate loans as of December 31, 2001 to 72.1% as of December 31, 2004. As of December 31, 2004, 31.8% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 16.1% were extended to borrowers in the retail and wholesale industry and 8.8% were extended to borrowers in the hotel and transportation industry.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship professionals, as well as through the branches and headquarters of Kyongnam Bank and Kwangju Bank. As of December 31, 2004, Woori Bank had stationed one or more relationship professionals at 484 branches, of which 341 were located in the Seoul metropolitan area. Of these 484 branches, 59 were designated as small- and medium-sized enterprise support branches and staffed with more senior relationship professionals. The relationship professionals specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2004, Woori Bank had a total of 570 small- and medium-sized enterprise relationship professionals stationed at its branches.

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

Since 2002, the industry-wide delinquency ratios for loans and other credits to small- and medium-sized enterprises have been rising. According to data compiled by the Financial Supervisory Service, under Korean GAAP, the average delinquency ratio for loans by Korean banks to small- and medium-sized enterprises (excluding those loans made by the Korean affiliate of Citibank, the Industrial Bank of Korea and regional banks in Korea) was 2.5% as of December 31, 2004. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are over due by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans on a Korean GAAP basis increased from 1.5% as of December 31, 2001 to 2.7% as of December 31, 2004 and may rise further in 2005. On a Korean GAAP basis, we charged off (Won)191 billion of our loans to small- and medium-sized enterprises in 2004. In order to stem rising delinquencies, we decided to restrict further lending to small- and medium-sized enterprises in certain industry sectors, such as real property leasing companies and hotels and restaurants, commencing in mid-2003 and implemented measures in 2003 and 2004 to limit the loan approval authority of branch managers based on the credit performance of the small- and medium-sized industry loans provided by their branches. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our credit exposure to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

Lending Activities. We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2004, working capital loans and facilities loans accounted for 81.6% and 11.7%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2004, we had approximately 160,000 small- and medium-sized enterprise borrowers.

As of December 31, 2004, secured loans and loans guaranteed by a third party accounted for 64.7% and 25.1%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2004, approximately 69.2% of the secured loans were secured by real estate and 9.5% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of ten years.

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

Pricing. We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. At Woori Bank, lending rates are generally determined using our automated CREPIA system, which we plan to implement at our other commercial banking subsidiaries after we complete the integration of our accounting and management information systems, which we expect to occur after implementation of the Basel II requirements in 2007. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2004, substantially all of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

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

In terms of our outstanding loan balance, as of December 31, 2004, 64.1% of our large corporate loans were extended to borrowers in the manufacturing industry, 10.3% were extended to borrowers in the retail and wholesale industry and 7.8% were extended to borrowers in the hotel and transportation industry.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate marketing centers and relationship managers. Woori Bank operates 17 corporate marketing centers, 13 of which are located in the Seoul metropolitan area. Each center is staffed with several relationship managers and headed by a senior relationship manager. Depending on the center, each relationship manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2004, Woori Bank had a total of 110 relationship managers who focus on marketing to and managing the accounts of large corporate customers.

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

Lending Activities. We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2004, working capital loans and facilities loans accounted for 35.8% and 7.6%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2004, secured loans and loans guaranteed by a third party accounted for 19.6% and 49.5%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for loan losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2004, approximately 83.1% of the secured loans were secured by real estate and approximately 10.9% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

We evaluate creditworthiness and collateral for our loans to corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing. We determine the pricing of our loans to corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Corporate Banking— Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2004, substantially all of these loans had interest rates that varied with reference to current market interest rates.

Currently, Kyongnam Bank and Kwangju Bank do not use the automated CREPIA system. Instead, they establish lending rates using a market average floating rate, which is the base rate, with spreads based principally on factors that include non-payment ratios, cost of funding, incidental costs and the borrower’s credit rating and profitability.

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

Woori Bank classifies its consumer banking customers based on their individual net worth and contribution to our consumer banking operations, into four groups: high net worth; mass affluent; middle class; and mass market. We differentiate our products, services and service delivery channels with respect to these segments, and expect to be able to make use of a group-wide, integrated customer relationship management database and group synergy marketing task force, which we expect to complete after implementation of the Basel II requirements in 2007, to further target our marketing and cross-selling efforts based on this segmentation. With respect to the high net worth and mass affluent segments, we have established private banking operations to better service customers in these segments. See “—Private Banking Operations.” With respect to the middle class segment, we intend to use our branch-level sales staff to maximize the overall volume of products and services we provide. With respect to the mass market segment, we have focused on increasing our operating efficiency by encouraging customers to migrate to low-cost alternative service delivery channels, such as the Internet, call centers, mobile banking and ATMs. Kyongnam Bank and Kwangju Bank have segmented their customers into similar groups.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2002			2003			2004
	Amount		% of Total Loans	Amount		% of Total Loans	Amount		% of Total Loans
	(in billions of Won, except percentage)
General purpose household loans (1)	(Won)	11,733	14.6%	(Won)	12,765	14.4%	(Won)	14,175	15.7%
Mortgage and home equity loans		14,033	17.5		17,592	19.9		18,127	20.0

Total	(Won)	25,766	32.1%	(Won)	30,357	34.4%	(Won)	32,302	35.7%

(1)	Includes home equity loans.

Our consumer loans consist of:

•	General purpose household loans, which are loans made to customers for any purpose (other than mortgage and home equity loans). These include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts with us in excess of the amount in such accounts up to a limit established by us.

•	Mortgage loans, which are loans made to customers to finance home purchases, construction, improvements or rentals, and home equity loans, which are loans made to customers secured by their homes to ensure loan repayment.

For secured loans, including mortgage and home equity loans, we generally lend up to 50% of the collateral value (except in areas of high speculation designated by the government where we are required to limit our lending to 40% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate, we generally use the appraisal value of the collateral as determined using our automated CREPIA system. We generally revalue collateral on a periodic basis (every two years for real estate, every year for equipment, every month for unlisted stocks and deposits and every week for stocks listed on a major Korean stock exchange).

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

In light of concerns regarding the potential risks of excessive consumer lending, particularly mortgage and home equity lending, as well as to stabilize the real estate market in Korea, the Korean government has recently adopted more stringent regulations with respect to consumer lending by Korean banks. See “Item 3D. Risk Factors—Risks relating to government regulation and policy—Government regulation of consumer lending, particularly mortgage and home equity lending, has recently become more stringent, which may hurt our consumer banking operations” and “—Supervision and Regulation—Principal Regulations Applicable to Banks—Recent Regulations Relating to Retail Household Loans.”

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

General Purpose Household Loans

Our general purpose household loans may be secured by homes, other real estate, deposits or securities. As of December 31, 2004, approximately (Won)10,866 billion, or 76.7% of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years, and the amount of such loans has been steadily declining. As of December 31, 2004, this amount was approximately (Won)4 billion.

Pricing. The interest rates on our consumer loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived internally, which reflects our internal cost of funding, further adjusted to account for the borrower’s credit score and our opportunity cost) or a fixed rate that reflects those same costs and expenses, but taking into account interest rate risks. Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. At Woori Bank, lending rates are generally determined by our automated CREPIA system. The applicable interest rate is determined at the time of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2004, approximately 72.8% of our general purpose household loans had floating interest rates.

Mortgage and Home Equity Lending

We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of our mortgage and home equity loans is 30 years for each of Woori Bank and Kyongnam Bank and 33 years for Kwangju Bank. Most of our mortgage and home equity loans have an initial maturity of three years or less. With respect to these loans, Woori Bank determines the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using its CREPIA system. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.”

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

As of December 31, 2004, approximately 80.7% of our mortgage and home equity loans were secured by residential or other property, 2.4% of our mortgage and home equity loans were guaranteed by the government housing-related funds and 16.9% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). Since a relatively low percentage of our mortgage and home equity loan portfolio is secured by collateral, we may be required to establish larger allowances for loan losses with respect to any such loans that become non-performing. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” One reason that a relatively high percentage of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2004, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of (Won)3,055 billion. For the year ended December 31, 2004, the average initial loan-to-value ratio of our mortgage and home equity loans was approximately 62.5%, compared to 63.6% for the year ended December 31, 2003.

Pricing. The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2004, approximately 98.4% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

In 2002, we launched our private banking operations within Woori Bank, Kyongnam Bank and Kwangju Bank. These operations currently aim to service our high net worth and mass affluent retail customers who individually maintain a combined deposit and loan balance of at least (Won)30 million with us. As of December 31, 2004, we had approximately 53,334 customers who qualified for private banking services, representing about 0.3% of our total retail customer base. Of our total retail customer deposits of (Won)45,375 billion as of December 31, 2004, high net worth and mass affluent customers accounted for approximately 30%.

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

Woori Bank currently operates ten private client service centers in the Seoul metropolitan area, which are staffed by 14 private bankers. Woori Bank also has 370 branches that have separate private banking areas staffed with a private banker, all of which are located in the Seoul metropolitan area. Kyongnam Bank and Kwangju

Bank each operates one dedicated private banking center that is staffed by two private bankers. Both banks also offer private banking services through a select number of branches. As of December 31, 2004, 25 private bankers were dispersed over 24 Kyongnam Bank branches and 96 private bankers were dispersed over 54 Kwangju Bank branches that provided private banking services.

In May 2005, we opened a “financial products department store” in Seoul, through which we market credit cards, foreign currencies, bonds, stocks and insurance policies, among other products, to high net worth customers. It also operates as a regular bank, with two private banking offices and a consulting center and 26 specialists dedicated to private banking services. We also assist in selling products from other financial institutions, as our aim is to retain high net worth customers by providing a variety of asset management products and services, rather than merely selling our own financial products.

Deposit-Taking Activities

As of December 31, 2004, we were the second-largest deposit holder on a combined basis (not adjusted for overlap) among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was (Won)44,942 billion, (Won)48,631 billion and (Won)45,375 billion as of December 31, 2002, 2003 and 2004, respectively, which constituted 57.2%, 54.6% and 50.4%, respectively, of the balance of our total deposits.

We offer diversified deposit products that target different customers with different needs and characteristics. These deposit products fall into five general categories:

•	time deposits, which generally require a customer to maintain a deposit for a fixed term during which interest accrues at a fixed or floating rate. Early withdrawals require penalty payments. The term for time deposits typically ranges from one month to five years;

•	demand deposits, which either do not accrue interest or accrue interest at a lower rate than time, installment or savings deposits. The customer may deposit and withdraw funds at any time and, if the deposits are interest-bearing, they accrue interest at a fixed or variable rate depending on the period and/or amount of deposit;

•	savings deposits, which allow the customer to deposit and withdraw funds at any time and accrue interest at a fixed rate set by us depending upon the period and amount of deposit;

•	installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which interest accrues at a fixed rate. Early withdrawals require penalty payment. The term for installment deposits range from six months to ten years; and

•	certificates of deposit, the maturities of which range from 30 days to one year, with a required minimum deposit of between (Won)5 million and (Won)10 million. Interest rates on certificates of deposit vary with the length of deposit and prevailing market rates. Certificates of deposit may be sold at face value or at a discount with the face amount payable at maturity.

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2004:

Time Deposits	Demand Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit
44.2%	27.2%	16.1%	5.8%	6.7%

We offer varying interest rates on our deposit products depending on market interest rates as reflected in average funding costs, the rate of return on our interest-earning assets and the interest rates offered by other commercial banks. Generally, the interest payable is the highest on time deposits and decreases with installment deposits and savings deposit accounts receiving relatively less interest, and demand deposits accruing little or no interest.

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

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay an annual premium of 0.1% of our average deposits and, for the year ended December 31, 2004, our banking subsidiaries paid an aggregate of (Won)130 billion.

Branch Network and Other Distribution Channels

Our commercial banking subsidiaries had a total of 934 branches in Korea as of December 31, 2004, which on a combined basis, was the second-most extensive network of branches among Korean commercial banks. In Korea, consumer transactions are generally conducted in cash or with credit cards, and conventional checking accounts generally are not offered. Recently, demand for mutual funds and other asset management products as well as bancassurance products have been rising. These products require extensive sales force and customer interaction to sell, further emphasizing the need for an extensive branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct most of their transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of our branch network in Korea as of December 31, 2004:

	Woori Bank		Kyongnam Bank		Kwangju Bank		Total
	Number	% of Total	Number	% of Total	Number	% of Total	Number	% of Total
Area
Seoul	356	51%	3	3%	3	3%	362	39%
Five largest cities (other than Seoul)	117	17	4	3	77	66	198	21
Other	225	32	113	94	36	31	374	40

Total	698	100%	120	100%	116	100%	934	100%

Our Woori Bank branches are concentrated in the Seoul metropolitan area, while our Kyongnam Bank and Kwangju Bank branches are located mostly in the southeastern and southwestern regions of Korea, respectively, providing extensive overall nationwide coverage.

As part of our overall reorganization and integration plan, we have been engaged in a business process re-engineering project, which commenced in April 2002, aimed at reducing redundant functions and streamlining our operations by concentrating our credit evaluation and approval processes, foreign exchange operations and back-office functions within the head office or regional centers, instead of maintaining them at the branch level. See “Item 4A. History and Development of the Company—History—Reorganization and Integration Plan.”

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. The following table presents the number of ATMs and cash dispensers we had as of December 31, 2004:

	ATMs	Cash Dispensers
Woori Bank	3,267	3,057
Kyongnam Bank	350	409
Kwangju Bank	404	265

Total	4,021	7,752

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

Woori Bank

	For the year ended December 31,
	2002		2003		2004
ATMs (1):
Number of transactions (millions)		357		335		326
Fee income (billions of Won)	(Won)	25	(Won)	35	(Won)	36
Telephone banking:
Number of users		2,892,100		3,322,751		4,005,658
Number of transactions (millions)		123		121		164
Fee income (billions of Won)	(Won)	15	(Won)	14	(Won)	17
Internet banking:
Number of users		2,534,503		3,246,396		3,892,755
Number of transactions (millions)		351		498		651
Fee income (billions of Won)	(Won)	38	(Won)	52	(Won)	74

Kyongnam Bank

	For the year ended December 31,
	2002		2003		2004
ATMs (1):
Number of transactions (millions)		53		55		52
Fee income (billions of Won)	(Won)	1	(Won)	2	(Won)	4
Telephone banking:
Number of users		396,608		461,163		594,280
Number of transactions (millions)		18		20		20
Fee income (billions of Won)	(Won)	2	(Won)	2	(Won)	2
Internet banking:
Number of users		171,208		207,591		339,346
Number of transactions (millions)		24		33		43
Fee income (billions of Won)	(Won)	0.3	(Won)	1	(Won)	1

Kwangju Bank

	For the year ended December 31,
	2002		2003		2004
ATMs (1):
Number of transactions (millions)		53		52		52
Fee income (billions of Won)	(Won)	6	(Won)	5	(Won)	6
Telephone banking:
Number of users		207,000		366,585		517,370
Number of transactions (millions)		18		24		18
Fee income (billions of Won)	(Won)	2	(Won)	1	(Won)	1
Internet banking:
Number of users		43,000		334,295		458,125
Number of transactions (millions)		12		23		33
Fee income (billions of Won)	(Won)	0.3	(Won)	1	(Won)	1

(1)	Includes cash dispensers.

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

We also provide mobile banking services to our customers, which is available to all our Internet-registered users. These services allow our customers to complete selected banking transactions through major Korean telecommunications networks using their cellular phones or other mobile device. Since March 2004, we have entered into strategic alliances with SK Telecom, KT Freetel and LG Telecom to provide a wide-range of services through mobile phones, including bill payment services and credit card services. In addition, we are planning to enter into agreements with Woori Investment & Securities, Dongwon Securities, Hana Securities and SK Securities to provide “M-Stock service,” which is a service that enables mobile phone users to execute transactions with respect to listed securities in Korea. From July 2004, our electronic bill presentation and payment system was implemented to provide our customers with the ability to pay taxes, maintenance fees and other public fees electronically.

Credit Cards

We offer credit card products and services to consumers and corporate customers in Korea. In March 2004, we merged our credit card subsidiary, Woori Credit Card, with Woori Bank. Prior to the merger, we operated our credit card business principally through Woori Credit Card, to which we transferred the credit card operations of Woori Bank in February 2002 and the credit card operations of Kwangju Bank in March 2003. As of December 31, 2004, Woori Bank’s market share based on transaction volume was approximately 5.1%, which ranked Woori Bank as the seventh largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card. As a back-office service provider, BC Card is not included for purposes of determining market share.

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

The following tables set forth certain data relating to our credit card operations as of the dates or for the period indicated:

	As of or for the year ended December 31,
	2002						2003						2004
	Woori Card (1)		Kyongnam Bank BC Card		Kwangju Bank Visa Card		Woori Card (1)(2)		Kyongnam Bank BC Card		Kwangju Bank Visa Card (3)		Woori Card (1)(4)		Kyongnam Bank BC Card		Kwangju Bank Visa Card (5)
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		5,162		315		368		5,018		274		292		4,853		274		296
Corporate accounts		108		15		15		124		16		15		126		19		10

Total		5,270		330		383		5,142		290		307		4,979		293		306

Number of merchants (at year end) (thousands of merchants)		273		64		95		341		62		98		238		59		40
Active ratio (6)		60.6%		58.0%		64.1%		54.20%		48.28%		100%		37.40%		48.17%		81.70%
Credit card interest and fees
Installment and cash advance interest	(Won)	614	(Won)	34	(Won)	19	(Won)	715	(Won)	25	(Won)	5	(Won)	343	(Won)	16	(Won)	7
Annual membership fees		13		—		—		16		1		—		23		1		—
Merchant fees		273		22		13		241		19		2		137		19		8
Other fees		81		6		14		122		5		10		67		5		4

Total	(Won)	981	(Won)	62	(Won)	46	(Won)	1,094	(Won)	50	(Won)	17	(Won)	570	(Won)	41	(Won)	19

Charge volumes
General purchase	(Won)	6,115	(Won)	479	(Won)	355	(Won)	6,851	(Won)	795	(Won)	117	(Won)	4,990	(Won)	580	(Won)	397
Installment purchase		4,673		308		114		2,953		209		21		1,179		197		73
Cash advance		22,238		987		684		17,462		586		99		4,453		336		225
Card loan		326		14		8		70		24		55		2		8		—

Total	(Won)	33,352	(Won)	1,788	(Won)	1,171	(Won)	27,336	(Won)	1,614	(Won)	292	(Won)	10,624	(Won)	1,121	(Won)	695

Outstanding balances (at year end)
General purchase	(Won)	586	(Won)	52	(Won)	37	(Won)	581	(Won)	62	(Won)	7	(Won)	524	(Won)	81	(Won)	41
Installment purchase		1,721		109		43		872		55		1		461		47		20
Cash advance		2,983		123		74		1,440		49		1		596		34		25
Card loan		495		14		18		822		24		1		289		9		1

Total	(Won)	5,785	(Won)	298	(Won)	172	(Won)	3,715	(Won)	190	(Won)	10	(Won)	1,870	(Won)	171	(Won)	87

Average outstanding balances
General purchase	(Won)	653	(Won)	54	(Won)	38	(Won)	691	(Won)	60	(Won)	18	(Won)	568	(Won)	75	(Won)	29
Installment purchase		1,045		98		36		1,354		76		19		528		50		17
Cash advance		2,478		122		77		2,890		83		21		680		40		21
Card loan		438		14		23		685		18		12		537		17		—

Total	(Won)	4,614	(Won)	288	(Won)	174	(Won)	5,621	(Won)	237	(Won)	70	(Won)	2,313	(Won)	182	(Won)	67

Delinquency ratios (7)
Less than 1 month		5.15%		2.93%		2.51%		11.23%		2.41%		2.40%		2.20%		0.84%		1.61%
From 1 month to 3 months		3.55		3.73		3.15		6.72		2.58		2.64		2.30		0.99		1.15
From 3 months to 6 months		2.12		4.20		1.10		13.81		3.96		2.51		3.96		1.36		1.35
Over 6 months		0.50		1.29		0.62		2.89		0.28		7.42		0.42		0.36		4.46

Total		11.32%		12.15%		7.38%		34.65%		9.23%		14.97%		8.88%		3.55%		8.57%

Non-performing loan ratio (8)		3.18%		5.49%		1.72%		16.70%		4.24%		9.93%		4.38%		1.72%		5.81%
Charge-offs (gross)	(Won)	238	(Won)	15	(Won)	9	(Won)	1,257	(Won)	58	(Won)	20	(Won)	1,027	(Won)	23	(Won)	7
Recoveries		5		1		2		13		4		—		96		3		—

Net charge-offs	(Won)	233	(Won)	14	(Won)	7	(Won)	1,245	(Won)	55	(Won)	20	(Won)	931	(Won)	20	(Won)	7

Gross charge-off ratio (9)		5.16%		4.91%		4.84%		22.37%		24.47%		28.37%		44.40%		12.64%		10.45%
Net charge-off ratio (10)		5.05%		4.63%		4.02%		22.14%		23.00%		28.37%		40.25%		10.99%		10.45%

(1)	Consists of credit cards issued by Woori Credit Card, Woori Bank and BC Cards and Visa cards issued through the BC Card consortium.
(2)	From March 2003, includes the credit card operations transferred from Kwangju Bank. Credit card operations of Kwangju Bank were transferred to Woori Credit Card in March 2003, but did not include outstanding credit card receivables at the date of transfer.
(3)	Reflects information for the credit card operations of Kwangju Bank prior to their transfer to Woori Credit Card in March 2003, as well as for the outstanding credit card receivables at the date of the transfer that were retained by Kwangju Bank.
(4)	From April 2004, excludes the credit card accounts previously acquired from Kwangju Bank (but not the outstanding credit card receivables relating to such accounts) which were spun off and transferred back to Kwangju Bank by Woori Credit Card in March 2004 prior to Woori Credit Card’s merger with Woori Bank.
(5)	From April 2004, includes the former Kwangju Bank credit card accounts (but not the outstanding credit card receivables relating to such accounts) which were spun off and transferred back to Kwangju Bank by Woori Credit Card in March 2004 prior to Woori Credit Card’s merger with Woori Bank.
(6)	Represents the ratio of accounts used at least once within the last 12 months to total accounts as of the end of the relevant year.
(7)	Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans or replaced with substituted cash advances, and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans and substituted cash advances, outstanding balances overdue by 30 days or more accounted for 13.23% of our credit card receivables as of December 31, 2004.
(8)	Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans or replaced with substituted cash advances, in each case that were classified as normal or precautionary as of December 31, 2002, 2003 and 2004:

	As of December 31,
	2002		2003		2004
	(in billions of Won)
Restructured loans	(Won)	269	(Won)	635	(Won)	43
Substituted cash advances		512		2		—

If such restructured loans and substituted cash advances had been included, the non-performing loan ratio for our credit card operations would have been as follows:

	As of December 31,
	2002			2003			2004
	Woori Card	Kyongnam Bank BC Card	Woori Card	Kyongnam Bank BC Card	Kwangju Bank Visa Card	Woori Card	Kyongnam Bank BC Card	Kwangju Bank Visa Card
Non-performing loan ratio	18.11%	7.50%	33.46%	12.36%	9.93%	6.33%	5.02%	6.63%

(9)	Represents the ratio of gross charge-offs for the year to average outstanding balances for the year. Under U.S. GAAP, our charge-off policy is to charge off balances which are more than six months past due (including previously delinquent credit card balances restructured into loans or replaced with substituted cash advances that are more than six months overdue from the point at which the relevant balances were so restructured or replaced), except for those balances with a reasonable probability of recovery. The following table shows, as of the dates indicated, the outstanding amounts of restructured loans and substituted cash advances greater than six months past due from the initial delinquency date:

	As of December 31,
	2002		2003		2004
	(in billions of Won)
Restructured loans greater than six months past due from the initial delinquency date and not charged off	(Won)	10	(Won)	50	(Won)	49
Substituted cash advances greater than six months past due from the initial delinquency date and not charged off		5		271		—

Total	(Won)	15	(Won)	321	(Won)	49

(10)	Represents the ratio of net charge-offs for the year to average outstanding balances for the year.

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

Credit card use in Korea has increased dramatically in recent years as the Korean economy and consumer spending recovered from the financial crisis and as a result of Korean government initiatives promoting the use of credit cards. For example, the government requires merchants to accept credit cards in order to prevent tax evasion by ensuring proper disclosure of transactions, and provides tax benefits to businesses that accept credit cards. For consumers, there is also a tax deduction for certain amounts spent using credit cards. However, there has been significant concern in Korea regarding the high levels of credit card usage (including cash advances) and the deteriorating asset quality of the credit card portfolios of Korean financial institutions. In response to such concerns, the Korean government has increased its regulatory oversight of the credit card industry. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio” and “—Supervision and Regulation—Credit Card Business.” In order to address the problem of increasing delinquencies and deteriorating asset quality, we took measures commencing in 2003 to reduce the overall level of our outstanding credit card receivables, including by lowering credit limits for cardholders and suspending the availability of new credit card loans.

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans commencing in 2002. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of (Won)1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a downpayment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2004, the total amount of our restructured loans was (Won)236 billion (which also included revolving loans and installment loans). Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances. In addition, in line with industry practice, we have in the past agreed with selected cardholders to replace their delinquent credit card balances with cash advances that are rolled over from month to month. We discontinued this practice commencing in September 2003.

Payments and Charges

Revenues from our credit card operations consist principally of cash advance charges, merchant fees, interest income from credit card loans, interest on late and deferred payments, and annual membership fees paid by cardholders.

Each cardholder is allocated an aggregate credit limit in respect of all cards issued under his or her account and each month. We advise each cardholder of the credit limit relating to the cards in his or her monthly billing statement. Credit limits in respect of card loans are established separately. We conduct ongoing monitoring of all cardholders and accounts, and may reduce the credit limit or cancel an existing cardholder’s card based on current economic conditions, receipt of new negative credit data from third party sources or the cardholder’s score under the credit risk management systems we use to monitor their behavior, even if the cardholder continues to make timely payments in respect of his or her cards. We consider an account delinquent if the payment due is not received on the first monthly payment date on which such payment was due, and late fees are immediately applied. Late fee charges and computation of the delinquency period are based on each outstanding unpaid transaction or installment, as applicable. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Review and Monitoring.”

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

No interest is charged on lump-sum purchases that are paid in full by the monthly payment date. For installment purchases, we charge a fixed rate of interest on the outstanding balance of the transaction amount, based on the installment period selected at the time of purchase. For a new cardholder, we currently apply an interest rate between approximately 11.0% and 19.5% per annum as determined by the cardholder’s application system score. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval—Credit Card Approval Process” and “—Credit Review and Monitoring—Credit Card Review and Monitoring.”

For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 11.5% to 27.4% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a commission of (Won)600 per withdrawal.

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

We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2004, we charged merchants an average of 2.5% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services, investment banking and securities brokerage.

In September 2004, our board approved a plan to buy a controlling voting interest in LG Investment & Securities Co., or LGIS, which had been previously held by LG Card, in order to expand our brokerage and investment banking businesses. The plan provided for our purchase of approximately 26 million shares of LGIS for approximately (Won)298 billion, or approximately (Won)11,500 per share. This purchase was completed in December 2004 and was part of the financial rescue package for LG Card. Prior to such purchase, in October 2004, we purchased seven million shares of LGIS in the Korean stock market for approximately (Won)55 billion. As a result, as of December 31, 2004, we owned a 27.3% controlling voting interest in LGIS, which became an equity method investee. As of December 31, 2004, LGIS had consolidated total assets of (Won)5,405 billion, consolidated total liabilities of (Won)3,783 billion and consolidated total shareholders’ equity of (Won)1,622 billion, on a Korean GAAP basis. In 2004, LGIS generated consolidated revenues of (Won)1,022 billion and consolidated net income of (Won)5 billion, compared to consolidated revenues of (Won)1,041 billion and consolidated net income of (Won)53 billion in 2003, on a Korean GAAP basis.

In January 2005, the board of Woori Securities, a wholly-owned subsidiary, approved a plan to reduce its capital by 42.5% prior to its merger with LGIS. Pursuant to the capital write-down plan, Woori Securities cancelled 14 million of its outstanding shares for (Won)11,000 per share. As a result, Woori Securities, total shares outstanding amounted to approximately 20 million shares immediately after the capital write-down.

In March 2005, we merged Woori Securities into LGIS, and received 0.654 LGIS share for one Woori Securities share. We also renamed the surviving entity Woori Investment & Securities, which became an equity method investee and, as of the date of the merger, had a capital base of (Won)786 billion, 151 branches within Korea and in other countries and approximately 2,500 employees. The merger was approved by the shareholders of each of Woori Securities and LGIS in extraordinary meetings of shareholders of the respective companies in March 2005. As a result of the merger, we currently own a 34.4% controlling voting interest in Woori Investment & Securities.

Securities Investment and Trading

Through Woori Bank and Woori Investment & Securities and, to a lesser extent, Kyongnam Bank and Kwangju Bank, we invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2004, our investment portfolio, which consists of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of (Won)26,277 billion and represented 20.1% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2004, we held debt securities with a total book value of (Won)25,514 billion, of which:

•	held-to-maturity debt securities accounted for (Won)8,406 billion, or 33.0%;

•	available-for-sale debt securities accounted for (Won)11,844 billion, or 46.4%; and

•	trading debt securities accounted for (Won)5,264 billion, or 20.6%.

Of these amounts, as of December 31, 2004, debt securities issued by the Korean government and government agencies amounted to (Won)7,587 billion, or 90.3%, of our held-to-maturity debt securities, (Won)6,383 billion, or 53.9%, of our available-for-sale debt securities, and (Won)3,521 billion, or 20.6%, of our trading debt securities.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange. As of December 31, 2004:

•	equity securities in our available-for-sale portfolio had a book value of (Won)401 billion, or 3.3%, of our available-for-sale portfolio; and

•	equity securities in our trading portfolio had a book value of (Won)211 billion, or 3.8%, of our trading portfolio.

Funds that are not used for lending activities are used for investment and liquidity management purposes, including investment and trading in securities. See “—Assets and Liabilities—Securities Investment Portfolio.”

The following tables show, as of the dates indicated, the gross unrealized gains and losses within our investment securities portfolio and the amortized cost and fair value of the portfolio by type of investment security:

	As of December 31, 2002
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	6,410	(Won)	76	(Won)	(23)	(Won)	6,463
Corporate		1,262		48		(21)		1,289
Financial institutions		1,714		20		(25)		1,709
Foreign governments		133		21		(3)		151

Subtotal		9,519		165		(72)		9,612
Equity securities		221		13		(17)		217
Beneficiary certificates (1)		1,026		12		(21)		1,017

Total available-for-sale securities	(Won)	10,766	(Won)	190	(Won)	(110)	(Won)	10,846

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	8,913	(Won)	526	(Won)	(33)	(Won)	9,406
Corporate		367		16		(11)		372
Financial institutions		660		—		(10)		650
Foreign governments		19		1		—		20

Total held-to-maturity securities	(Won)	9,959	(Won)	543	(Won)	(54)	(Won)	10,448

	As of December 31, 2003
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	6,592	(Won)	45	(Won)	(19)	(Won)	6,618
Corporate		2,697		73		(13)		2,757
Financial institutions		2,234		17		(3)		2,248
Foreign governments		114		1		(1)		114

Subtotal		11,637		136		(36)		11,737
Equity securities		192		96		(8)		280
Beneficiary certificates (1)		384		8		(1)		391

Total available-for-sale securities	(Won)	12,213	(Won)	240	(Won)	(45)	(Won)	12,408

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	8,466	(Won)	343	(Won)	(6)	(Won)	8,803
Corporate		490		2		—		492
Financial institutions		806		4		(2)		808
Foreign governments		39		1		—		40

Total held-to-maturity securities	(Won)	9,801	(Won)	350	(Won)	(8)	(Won)	10,143

	As of December 31, 2004
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	6,333	(Won)	57	(Won)	7	(Won)	6,383
Corporate		3,308		77		3		3,382
Financial institutions		1,976		13		—		1,989
Foreign governments		90		—		—		90

Subtotal		11,707		147		10		11,844
Equity securities		199		204		2		401
Beneficiary certificates (1)		58		3		4		57

Total available-for-sale securities	(Won)	11,964	(Won)	354	(Won)	16	(Won)	12,302

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	7,587	(Won)	318		—	(Won)	7,905
Corporate		213		34		—		247
Financial institutions		561		6		—		567
Foreign governments		45		—		—		45

Total held-to-maturity securities	(Won)	8,406	(Won)	358		—	(Won)	8,764

(1)	Beneficiary certificates are instruments that are issued by and represent an ownership interest in an investment trust. Investment trusts, which operate like mutual funds in the United States, are managed by investment trust management companies and invest in portfolios of securities and/or other financial instruments, such as certificates of deposit. See “—Asset Management—Investment Trust Management.” Beneficiary certificates give the holder beneficial rights to both the relevant investment trust and the trust property in which the investment trust has invested.

For a discussion of our risk management policies with respect to our securities trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers, primarily through Woori Bank and Woori Investment & Securities. Our trading volume was (Won)11,436 billion in 2002, (Won)27,114 billion in 2003 and (Won)52,432 billion in 2004, respectively. Our net trading revenue from derivatives and foreign exchange spot contracts for the years ended December 31, 2002, 2003 and 2004 was (Won)184 billion, (Won)154 billion and (Won)312 billion, respectively.

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

Our derivatives operations focus on addressing the needs of our corporate clients to hedge their risk exposure and on hedging our risk exposure resulting from such client contracts. We also engage in derivatives trading activities to hedge the interest rate and foreign currency risk exposure that arises from our own assets and liability positions. All of these hedging-purpose derivatives contracts, however, do not qualify for hedge accounting under U.S. GAAP and are consequently treated as trading derivatives and the changes in value are reflected in our income statements for the relevant periods. In addition, we engage in proprietary trading of derivatives and arbitrage through Woori Investment & Securities, such as index options and futures within our regulated open position limits, for the purpose of generating capital gains.

The following shows the estimated fair value of derivatives and foreign exchange spot contracts we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2002				2003				2004
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Foreign exchange spot contracts	(Won)	1	(Won)	3	(Won)	1	(Won)	2	(Won)	3	(Won)	4
Foreign exchange derivatives		107		152		218		271		1,227		1,236
Interest rate derivatives		233		148		223		178		168		169
Equity derivatives		18		6		26		11		22		218
Credit derivatives (1)		—		13		1		11		—		1

Total	(Won)	359	(Won)	322	(Won)	469	(Won)	473	(Won)	1,420	(Won)	1,628

(1)	Our total exposure under credit derivatives outstanding was US$81 million as of December 31, 2004. In connection with such credit derivatives, we accept credit exposure with respect to foreign currency-denominated corporate debt instruments held by counterparties by guaranteeing payments under such instruments, subject to our overall credit limits with respect to the applicable issuers.

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

For a discussion of our risk management policies with respect to our derivatives trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank and Woori Investment & Securities, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2004, we were involved in asset securitization transactions with an initial aggregate issue amount of (Won)5,220 billion and generated total fee income under Korean GAAP of approximately (Won)15 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

We engage in investment banking activities in Korea through Woori Bank and Woori Investment & Securities. Through Woori Investment & Securities, we underwrite equity and debt securities offerings in the Korean capital markets, either as lead manager or a member of an underwriting syndicate and provide mergers and acquisitions and financial advisory services. In 2004, Woori Securities (which was a consolidated subsidiary prior to its merger with LGIS in March 2005 to form Woori Investment & Securities) generated investment banking revenue under Korean GAAP of approximately (Won)39 billion, consisting primarily of underwriting fee income from a total of 68 securities offerings. In addition, through Woori Bank, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions advisory services. In 2004, Woori Bank generated investment banking revenue of approximately (Won)85 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services.

We believe that significant opportunities exist for us to leverage our existing base of large corporate and small- and medium-sized banking customers to cross-sell investment banking services, especially in light of our significantly enhanced investment banking capabilities and reputation as a result of our acquisition and integration of LGIS. We intend to expand our investment banking operations to take advantage of these opportunities, with a view to increasing our fee income and further diversifying our revenue base.

Securities Brokerage

We provide securities brokerage services through Woori Investment & Securities. Our activities include brokerage services relating to stocks, futures, options and debt instruments (such as commercial paper). As of April 30, 2005, after giving effect to the merger between Woori Securities and LGIS, Woori Investment & Securities had 147 branches. We also provide securities brokerage services through the Internet through HTS: 2002 GoodAnswer pro and X-Trade HTS One Trading, web-based One-Trading and Q-trading systems. In January 2004, we introduced HTS X-Trade EX and HTS X-Trade SP, which were upgraded trading systems for derivatives and options. In 2004, we generated fee income under Korean GAAP of approximately (Won)250 billion through our securities brokerage activities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2002		2003		2004
	(in millions of US$)
Total foreign currency assets	US$	13,886	US$	14,331	US$	14,135
Foreign currency borrowings
Call money		129		286		162
Secured borrowings		864		964		407
Long-term borrowings		1,986		3,190		3,604
Short-term borrowings		3,667		3,467		4,462

Total foreign currency borrowings	US$	5,653	US$	7,907	US$	8,635

The table below sets forth our overseas subsidiaries and branches currently in operation as of December 31, 2004.

Business Unit (1)	Location
Subsidiaries
Woori America Bank	United States
P.T. Bank Woori Indonesia	Indonesia
Branches, Agencies and Representative Offices
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Beijing Branch	China
Hong Kong Branch	China
Shanghai Branch	China
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Hanoi Branch	Vietnam
Gaesung Industrial Complex Branch	North Korea
New York Agency	United States
Los Angeles Agency	United States
Ho Chi Minh City Representative Office	Vietnam
Moscow Representative Office	Russia

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

In addition, Woori America Bank currently operates 12 branches in New York, New Jersey and California and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$698 million as of December 31, 2004 and net income of US$7.5 million in 2004. In September 2003, Woori America Bank acquired and merged with Panasia Bank N.A. in the United States from National Penn Bancshares Inc. for US$34.5 million in cash. Panasia Bank was established in 1993 as the first Asian-American owned lender in the United States and was one of the largest banks specializing in service to the Korean-American community in the eastern United States. Panasia Bank had total assets of US$214 million as of December 31, 2002 and net income of US$2 million in 2002 and operated six branches located in New Jersey, Pennsylvania and Virginia.

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

Asset Management

As a result of our acquisition of a controlling interest in LGIS in December 2004, we acquired an indirect controlling interest in LG Investment Trust Management, or LGITM, a majority-owned subsidiary of LGIS. In May 2005, we purchased a 90.0% direct ownership interest in LGITM from LGIS, at a purchase price of (Won)73 billion. We subsequently merged Woori Investment Trust Management, our wholly-owned asset management subsidiary, into LGITM and renamed the surviving entity Woori Asset Management, which remains a consolidated subsidiary. Following the merger, we carry out most of our asset management operations through Woori Asset Management.

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

We receive fees for our trust management services consisting of:

•	basic fees that are based upon a percentage, ranging between 0.5% and 2%, of the net asset value of the assets under management; and

•	performance fees that are based upon the investment performance of the trust.

We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Money trust management is currently the largest source of our fee income. Fees that we received for our trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation), net of expenses, amounted to (Won)62 billion in 2002, (Won)45 billion in 2003 and (Won)40 billion in 2004.

For some of the money trusts we manage, we have guaranteed the principal amount of an investor’s investment as well as a fixed rate of interest. We no longer offer new money trust products where we guarantee both the principal amount and a fixed rate of interest. We continue to offer pension-type money trusts that provide a guarantee of the principal amount of an investor’s investment.

The following table shows the balances of our money trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate performance trusts on which we do not guarantee principal or interest, due to the fact that the assets invested are not our assets but customer assets and that our customers bear the risk of loss:

	As of December 31,
	2002		2003		2004
	(in billions of Won)
Principal and interest guaranteed trusts	(Won)	11	(Won)	12	(Won)	13
Principal guaranteed trusts		1,687		1,574		1,934
Performance trusts		6,411		4,538		3,465

Total	(Won)	8,109	(Won)	6,124	(Won)	5,412

The balance of our money trusts decreased 31.5% between December 31, 2002 and December 31, 2004. These decreases resulted mainly from lower demand, including due to the financial difficulties of LG Card and SK Networks, to which the trust accounts of banks had exposure.

The trust assets we manage consist principally of investment securities and loans made from the trusts. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2004, under Korean GAAP, our money trusts had invested in securities with an aggregate book value of (Won)5,279 billion, which accounted for 90.8% of our money trust assets. Debt securities accounted for (Won)3,228 billion of this amount.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2004, under Korean GAAP, our money trusts had made loans in the aggregate principal amount of (Won)159 billion (excluding loans to our banking operations of (Won)956 billion), which accounted for approximately 1.1% of our money trust assets. Because we act as trustee, loans by money trusts are made at our discretion and are subject to the same credit approval process as loans from our banking operations. As of December 31, 2004, 95% of the amount of loans from our money trusts were collateralized or guaranteed.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2004, equity securities held by our money trusts amounted to (Won)306 billion on a Korean GAAP basis, which accounted for approximately 2.1% of our money trust assets. Of this amount, (Won)294 billion was from specified money trusts and the remaining (Won)46 billion was from money trusts over which we had investment discretion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. In 2002, we made no payments from our banking operations to cover shortfalls in our guaranteed return trusts. In 2003, we made aggregate net payments of (Won)26 billion from our banking operations to cover shortfalls in our guaranteed return trusts resulting mainly from their holdings of securities issued by LG Card.

The Indirect Investment Asset Management Business Act, which applies to unspecified money trust account products, took effect in January 2004. Under that law, unless a bank qualified as an asset management company by July 2004, it cannot offer unspecified money trust products (except under certain limited circumstances). See “—Supervision and Regulation—Trust Business.” As a result, commencing in July 2004, we ceased offering unspecified money trust products through our banking subsidiaries and transferred the unspecified money trust operations of those subsidiaries (other than outstanding balances, which they will continue to manage until the withdrawal of the relevant money trust deposits by customers) to Woori Asset Management.

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

In 2004, our property trust fees ranged from 0.07% to 0.18% of total assets under management, depending on the type of trust account product. As of December 31, 2004, the balance of our property trusts totaled (Won)8,133 billion.

The property trusts also are not consolidated within our U.S. GAAP financial statements.

Investment Trust Management

Through Woori Asset Management, we offer securities investment trust products to our customers and manage the funds invested by them in investment trusts. The investment trust products we offer generally take the form of beneficiary certificates evidencing an ownership interest in a particular investment trust. We currently offer four different types of investment trust products, including:

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

The following table shows the balances of our investment trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets:

	As of December 31,
	2002		2003		2004
	(in billions of Won)
Equity funds	(Won)	154	(Won)	83	(Won)	11
Bond funds		1,048		948		1,463
Hybrid funds		474		456		505
Money market funds		2,026		856		1,045
		—		—		123

Total	(Won)	3,702	(Won)	2,343	(Won)	3,147

The balance of our investment trusts decreased 15% between December 31, 2002 and 2004. The decrease resulted mainly from increasing competition and saturation in the market for investment trust products in Korea, as well as customer losses in 2003 stemming from financial difficulties of portfolio companies in which investment trusts have invested including SK Networks, which has led to reduced demand for investment trust products in Korea.

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

Fees from our investment trust management services amounted to (Won)9 billion in 2002, (Won)5 billion in 2003 and (Won)4 billion in 2004. Fee levels changed by investment trust management companies have been declining in recent years due to increasing competition and market saturation.

Although our current customer base consists mainly of institutional investors, we have been seeking to market our investment trust products to retail customers through our consumer banking network. We believe that significant opportunities exist for us to leverage our existing base of consumer banking customers to cross-sell our investment trust products, especially in light of our enhanced investment trust management capabilities and reputation as a result of our acquisition and integration of LGITM. We intend to expand our investment trust management operations to take advantage of these opportunities, with a view to increasing our fee income and further diversifying our revenue base. We also intend to focus on the development of new products tailored to particular customer segments, including those that would be attractive to our private banking customers.

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank, we act as a trustee for approximately 70 securities investment trusts. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2004, our fee income from such services was (Won)73 billion.

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

As a result, since 2001 we have been concentrating on improving the asset quality of our merchant banking operations by disposing of non-performing assets through asset sales to KAMCO and to various special purpose companies formed in connection with our joint venture with Lehman Brothers. See “—Assets and Liabilities—Asset Quality of Loans—Non-performing Loans—Non-Performing Loan Strategy.”

We merged Woori Investment Bank with Woori Bank in August 2003 in order to reduce our costs and take advantage of potential synergies with Woori Bank’s corporate banking activities.

Management of National Housing Fund

In November 2002, we were selected to manage the operations of the National Housing Fund, together with two other financial institutions. The National Housing Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2004, outstanding housing loans from the National Housing Fund amounted to approximately (Won)45 trillion, of which we originated approximately (Won)4 trillion. The activities of the National Housing Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing Fund.

In return for managing the operations of the National Housing Fund we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. In February 2003, the Ministry of Construction and Transportation amended the method of calculating these fees. The fund raising fee is based on the number of National Housing Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing Fund loans and the number of National Housing Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing Fund. In 2004, we received total fees of approximately (Won)19 billion for managing the National Housing Fund compared to approximately (Won)20 billion in 2003.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori Bank, Kyongnam Bank and Kwangju Bank, we currently market a wide range of bancassurance products in connection with a revision to existing regulations in 2003 that liberalized the bancassurance market in Korea. The revision has allowed us to offer insurance products commencing in September 2003. In 2004, we generated fee income of approximately (Won)22 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. We have entered into bancassurance marketing arrangements with 12 insurance companies, including Samsung Life Insurance, Samsung Fire and Marine Insurance, Korea Life Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plan to enter into additional arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base, to market their insurance products.

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

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, as well as the acquisition of Korea First Bank by Standard Chartered Bank in April 2005. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. See “Item 3D.—Risk Factors—Risks relating to competition.”

Assets and Liabilities

The tables below and accompanying discussions provide selected financial highlights regarding our assets and liabilities on a consolidated basis.

Loan Portfolio

As of December 31, 2004, the balance of our total loan portfolio was (Won)90,489 billion, a 2.4% increase from (Won)88,392 billion as of December 31, 2003. As of December 31, 2004, 87.3% of our total loans were Won-denominated loans and 12.7% of our total loans were denominated in other currencies. Of the (Won)11,493 billion of foreign currency-denominated loans as of that date, approximately 18.6% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank makes foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses.

Loan Types

The following table presents loans by type as of the dates indicated. Totals include past due amounts:

	As of December 31,
	2000		2001		2002		2003		2004		2004
	(in billions of Won)										(%)
Domestic:
Corporate:
Commercial and industrial	(Won)	24,832	(Won)	25,363	(Won)	33,717	(Won)	40,642	(Won)	42,445	46.91%
Lease financing		931		630		310		222		132	0.15
Trade financing		7,956		6,048		6,562		6,922		7,073	7.82
Other commercial		9,564		5,812		5,466		4,254		4,270	4.72

Total corporate		43,283		37,853		46,055		52,040		53,920	59.60
Consumer:
General purpose household (1)		8,601		14,026		23,315		26,758		27,618	30.53
Mortgage		1,180		1,147		2,451		3,599		4,684	5.18

Total consumer		9,781		15,173		25,766		30,357		32,302	35.70
Credit cards		3,593		5,292		6,418		3,964		2,128	2.35

Total domestic		56,657		58,318		78,239		86,361		88,350	97.65
Foreign:
Corporate:
Commercial and industrial		3,325		1,821		1,811		1,884		1,730	1.91
Trade financing		54		976		96		63		104	0.11

Total corporate		3,379		2,797		1,907		1,947		1,834	2.03
Consumer		50		77		80		84		305	0.34

Total foreign		3,429		2,874		1,987		2,031		2,139	2.36
Total gross Loans (2)		60,086		61,192		80,226		88,392		90,489	100.02
Less: Unearned income		134		96		40		26		14	0.02

Total loans	(Won)	59,952	(Won)	61,096	(Won)	80,186	(Won)	88,366	(Won)	90,475	100.00%

(1)	Includes home equity loans.
(2)	Includes unearned income from leasing loans sold by Woori Investment Bank. See Note 12 of the notes to our consolidated financial statements.

Loan Concentrations

Each of our banking subsidiaries limits its total exposure to any single borrower as required by Korean regulations and pursuant to its internal policies. Woori Bank determines this limit based on the borrower’s credit rating provided by the bank’s CREPIA system. Woori Bank may adjust this limit if it would otherwise exceed the limit imposed by Korean regulations. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to any Individual Customer and Major Shareholder.” Kyongnam Bank limits total exposure to any single borrower or chaebol to 10% of the sum of its Tier I and Tier II capital (less any capital deductions). Kwangju Bank limits its total exposure to 10% of the sum of its Tier I and Tier II capital (less any capital deductions) in the case of any single borrower and 15% of the sum of its Tier I and Tier II capital (less any capital deductions) in the case of any single chaebol.

20 Largest Exposures by Borrower

As of December 31, 2004, our exposures to our 20 largest borrowers totaled (Won)15,089 billion and accounted for 12.43% of our total exposures. The following table sets forth our total exposures to those borrowers as of that date:

Company (credit rating)(2)	Loans				Equity Securities		Debt Securities		Guarantees and acceptances		Credit derivatives	Total exposures		Collateral		Amounts classified as substandard or below (1)
	Won Currency		Foreign Currency
	(in billions of won)
Korea Deposit Insurance Corporation (3)	(Won)	25		—		—	(Won)	6,977		—	—	(Won)	7,002		—	—
Samsung Electronics (AAA)		152	(Won)	819	(Won)	44		—	(Won)	5	—		1,110		—	—
Korea Development Bank (AAA)		3		—		—		750		—	—		753		—	—
LG Electronics (AA-)		—		493		5		17		133	—		648		—	—
Korea First Bank (AA+)		89		—		—		441		—	—		530		—	—
Industrial Bank of Korea (AAA)		275		—		1		220		—	—		496		—	—
Kookmin Bank (AAA)		55		—		7		397		—	—		459		—	—
Hyosung Corporation (A-)		108		173		—		41		96	—		418	(Won)	74	—
Korea Exchange Bank (AA+)		11		—		2		367		—	—		380
LG Chem Ltd. (AA)		6		231		3		12		99	—		351		1	—
Kia Motors (AA-)		16		239		4		60		30	—		349		—	—
Hankook Tire (A+)		54		174		1		—		96	—		325		5	—
Shinhan Bank (AAA)		35		—		—		272		—	—		307		—	—
LG Card (A)		126		8		15		59		39	—		304		4	—
SK Networks (C)		—		—		—		216		—	—		296		—	—
National Federation of Fisheries Cooperatives (AA)		100		154		—		38		—	—		292		90	—
LG International Corp. (A)		—		206		1		—		80	—		287		—	—
Daewoo International Corporation (3)		1		117		19		1		136	—		274		—	—
Cheil Jedang (AA-)		24		198		1		12		27	—		262		—	—
Chohung Bank (AAA)		135		—		47		122		—	—		246		—	—

Total	(Won)	1,215	(Won)	2,812	(Won)	200	(Won)	10,002	(Won)	741	—	(Won)	15,089	(Won)	174	—

(1)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.
(2)	Credit ratings from one of the following domestic credit rating agencies in Korea as of December 31, 2004: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings, as S&P and Moody’s credit ratings were unavailable.
(3)	Credit ratings unavailable.

As of December 31, 2004, nine of these top 20 borrowers were companies belonging to the 30 largest chaebols in Korea. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

As of December 31, 2004, we had total exposures of (Won)304 billion to LG Card. Commencing in late 2003, LG Card, one of Korea’s largest credit card companies, experienced significant liquidity and asset quality problems. In 2003 and 2004, the principal creditor banks of LG Card (including our subsidiaries), led by the

Korea Development Bank, agreed to a series of rescue measures pursuant to which the maturities of outstanding LG Card debt were extended, new funding was provided by the creditor banks to LG Card (in the form of loans and purchases of debt securities) and LG Card debt was exchanged by the creditor banks into equity of LG Card. In conjunction with these rescue measures, LG Group made additional capital contributions of approximately (Won)1,175 billion into LG Card and agreed to several capital write-downs which reduced its ownership interest in LG Card to 10.6%. In addition, the creditor banks of LG Card (including our subsidiaries) formed a normalization steering committee to jointly oversee LG Card’s management and business operations.

In December 2004, the creditor banks (including our subsidiaries) and LG Group agreed to another (Won)1 trillion rescue plan to prevent LG Card from becoming delisted on the Korea Stock Exchange (currently the Stock Market Division of the Korea Exchange). In connection with the rescue plan, the creditor banks (including our subsidiaries) agreed to:

•	make an additional capital contribution of (Won)272 billion for new shares constituting 3.5% of the outstanding share capital of LG Card, with our portion of such amount being (Won)31 billion;

•	exchange an additional (Won)228 billion of LG Card debt for shares constituting 3.0% of the outstanding share capital of LG Card, with our portion of such amount being approximately (Won)24 billion;

•	provide an additional up to (Won)1 trillion credit line to LG Card when necessary; and

•	reduce the interest rate on LG Card’s existing debt by two percentage points.

In connection with the rescue plan, the LG Group agreed to exchange (Won)500 billion of LG Card debt into equity of LG Card. In January 2005, LG Card also issued (Won)1 trillion in new shares as part of the rescue plan to raise capital. In connection with this new issuance, the creditor banks (including our subsidiaries) and affiliates of LG Group subscribed to (Won)500 billion of new shares, with our portion of such amount being approximately (Won)55 billion. In addition, the creditor banks (including our subsidiaries) agreed to sell 5% of LG Card’s outstanding shares during each quarter of 2005 to meet stock distribution requirements of the Stock Market Division of the Korea Exchange. LG Card also agreed to a 5.5:1 stock consolidation plan, which was implemented in March 2005.

As of December 31, 2004, we had total exposures of (Won)296 billion to SK Networks (formerly SK Global), all of which were classified as impaired under U.S. GAAP. In March 2003, the principal creditor banks of SK Networks commenced corporate restructuring procedures against SK Networks after the company publicly announced that its financial statements had understated its debt by (Won)1 trillion and overstated its profits by (Won)1.5 trillion in its financial statements. This admission resulted from a government investigation of a number of SK Group companies for unlawful stock transactions and accounting fraud, as a result of which 10 directors and officers of SK Group companies were indicted. In November 2003, SK Networks underwent a capital reduction and sold approximately (Won)1 trillion of its assets as part of its restructuring plan, and SK Corporation approved a (Won)850 billion debt-for-equity swap. SK Networks is currently under the joint management of its domestic creditors in accordance with its restructuring plan. In addition, in November 2003, Woori Bank and the ten other creditor banks to SK Networks received a warning from the Financial Supervisory Service for failing to provide accurate exposure information to the external auditors of SK Networks in connection with their audit of that company. The Financial Supervisory Service also issued a warning to Woori Securities and another Korean brokerage firm in connection with their involvement in assisting SK Networks to raise funds by issuing commercial paper. As of December 31, 2004, our allowance against our loans and guarantees to SK Networks was (Won)33 billion, or 11.2% of the aggregate principal amount of our loans and guarantees to SK Networks.

As of December 31, 2004, we had total exposures of (Won)138 billion to Hynix Semiconductor, of which (Won)53 billion was classified as substandard or below. Beginning during the Asian financial crisis, Hynix Semiconductor has experienced significant financial difficulties. In connection with these difficulties, Hynix Semiconductor has been subject to workout and corporate restructuring procedures, under which its creditor financial institutions have provided it with significant financial assistance, including in the form of additional loans, extensions of maturities of various outstanding payment obligations, debt-equity swap transactions, guarantees of overseas borrowings and injections of additional capital. As of December 31, 2004, our allowance against our loans and guarantees to Hynix Semiconductor was (Won)25 billion, or 18.2% of the aggregate principal amount of our loans and guarantees to Hynix Semiconductor.

As of December 31, 2004, we upgraded the asset classification of our credit exposures to Hyundai Corporation from doubtful to substandard due to the repayment by Hynix Semiconductor of its obligations, which had been guaranteed by Hyundai Corporation and the successful completion of its restructuring plan. As of December 31, 2004, our total exposure to Hyundai Corporation was (Won)82 billion. As of December 31, 2004, we had established allowances of (Won)37 billion, or 45.3% of our loans and guarantees to Hyundai Corporation.

Exposure to Chaebols

As of December 31, 2004, 8.30% of our total exposure was to the 30 largest chaebols in Korea. The following table shows, as of December 31, 2004, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans				Equity securities		Debt securities		Guarantees and acceptances		Credit derivatives	Total exposures		Collateral		Amount classified as precautionary or below (1)		Amounts classified as substandard or below (1)
Chaebol	Won currency		Foreign currency
	(in billions of Won)
Samsung	(Won)	472	(Won)	1,256	(Won)	210	(Won)	111	(Won)	317	—	(Won)	2,366	(Won)	116	(Won)	19	—
LG		242		1,222		16		38		381	—		1,899		75		—	—
Hyundai Motors		103		485		15		281		71	—		955		13		—	—
SK		139		123		75		140		42	—		519		9		165	—
Hanjin		75		185		4		10		24	—		298		124		—	—
Lotte		165		30		1		100		9	—		305		5		—	—
Hanhwa		245		133		2		14		73	—		467		197		—	—
Doosan		54		93		1		22		69	—		239		5		—	—
KT		14		4		8		142		6	—		174		—		—	—
Hyundai		20		11		1		—		—	—		32		—		—	—

Total	(Won)	1,529	(Won)	3,542	(Won)	390	(Won)	858	(Won)	992	—	(Won)	7,254	(Won)	431	(Won)	184	—

(1)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.

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

Exposure to Credit Card Companies

As of December 31, 2004, 0.61% of our total exposure was to Korean credit card companies. The following table shows, as of December 31, 2004, our total exposures to Korean credit card companies:

	Loans			Equity Securities		Asset- Backed Securities		Other Debt Securities		Guarantees and Acceptances		Total Exposures (1)
Credit Card Company	Won Currency		Foreign Currency
	(in billions of Won)
LG Card	(Won)	135	—	(Won)	47	(Won)	45	(Won)	122		—	(Won)	349
Samsung Card		200	—		—		20		32	(Won)	1		253
BC Card		3	—		46		—		—		—		49
Lotte Credit Card		—	—		—		—		—		—		—
Others		—	—		—		44		44		—		88

Total	(Won)	338	—	(Won)	93	(Won)	109	(Won)	198	(Won)	1	(Won)	739

(1)	Includes loans, debt and equity securities, asset-backed securities, guarantees and acceptances and other exposures.

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

Loan Concentration by Industry

The following table shows, as of December 31, 2004, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of total lending:

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Industry
Manufacturing	(Won)	21,074	37.81%
Retail and wholesale		8,118	14.56
Hotel, leisure or transportation		4,650	8.34
Government and government agencies		105	0.19
Construction		4,201	7.54
Financial and insurance		1,945	3.49
Other		15,647	28.07

Total	(Won)	55,740	100.00%

Loan Concentration by Size of Loans

The following table shows, as of December 31, 2004, the aggregate balances of our loans by outstanding loan amount:

Corporate

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Commercial and industrial loans
Up to (Won)100 million	(Won)	5,121	5.66%
Over (Won)100 million to (Won)1 billion		19,963	22.06
Over (Won)1 billion to (Won)10 billion		9,295	10.27
Over (Won)10 billion to (Won)50 billion		5,138	5.68
Over (Won)50 billion to (Won)100 billion		1,195	1.32
Over (Won)100 billion		1,733	1.92

Sub-total		42,445	46.91

Lease financing loans
Up to (Won)100 million		—	—
Over (Won)100 million to (Won)1 billion		16	0.02
Over (Won)1 billion to (Won)10 billion		75	0.08
Over (Won)10 billion to (Won)50 billion		27	0.03
Over (Won)50 billion to (Won)100 billion		—	—
Over (Won)100 billion		—	—

Sub-total		118	0.13

Trade financing loans
Up to (Won)100 million		1,344	1.49
Over (Won)100 million to (Won)1 billion		3,153	3.48
Over (Won)1 billion to (Won)10 billion		1,921	2.12
Over (Won)10 billion to (Won)50 billion		655	0.72
Over (Won)50 billion to (Won)100 billion		—	—
Over (Won)100 billion		—	—

Sub-total		7,073	7.82

Other commercial loans
Up to (Won)100 million		633	0.70
Over (Won)100 million to (Won)1 billion		1,888	2.09
Over (Won)1 billion to (Won)10 billion		1,005	1.11
Over (Won)10 billion to (Won)50 billion		664	0.73
Over (Won)50 billion to (Won)100 billion		80	0.09
Over (Won)100 billion		—	—

Sub-total		4,270	4.72

Foreign commercial and industrial loans
Up to (Won)100 million		35	0.04
Over (Won)100 million to (Won)1 billion		188	0.21
Over (Won)1 billion to (Won)10 billion		831	0.92
Over (Won)10 billion to (Won)50 billion		636	0.70
Over (Won)50 billion to (Won)100 billion		40	0.04
Over (Won)100 billion		—	—

Sub-total		1,730	1.91

Foreign trade financing loans
Up to (Won)100 million		21	0.02
Over (Won)100 million to (Won)1 billion		12	0.01
Over (Won)1 billion to (Won)10 billion		21	0.02
Over (Won)10 billion to (Won)50 billion		50	0.06
Over (Won)50 billion to (Won)100 billion		—	—
Over (Won)100 billion		—	—

Sub-total		104	0.11

Consumer

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
General purpose household loans (1)
Up to (Won)10 million		3,890	4.3
Over (Won)10 million to (Won)50 million		9,970	11.02
Over (Won)50 million to (Won)100 million		6,270	6.93
Over (Won)100 million to (Won)500 million		6,515	7.20
Over (Won)500 million to (Won)1 billion		734	0.81
Over (Won)1 billion to (Won)5 billion		102	0.11
Over (Won)5 billion to (Won)10 billion		40	0.04
Over (Won)10 billion to (Won)50 billion		97	0.11
Over (Won)50 billion		—	—

Sub-total		27,618	30.53

Mortgage loans
Up to (Won)10 million		44	0.05
Over (Won)10 million to (Won)50 million		1,186	1.31
Over (Won)50 million to (Won)100 million		2,055	2.27
Over (Won)100 million to (Won)500 million		1,357	1.50
Over (Won)500 million to (Won)1 billion		42	0.05
Over (Won)1 billion		—	—

Sub-total		4,684	5.18

Credit cards
Up to (Won)10 million		2,059	2.28
Over (Won)10 million to (Won)50 million		27	0.03
Over (Won)50 million to (Won)100 million		7	0.01
Over (Won)100 million		35	0.04

Sub-total		2,128	2.35

Foreign consumer loans
Up to (Won)10 million		2	0.01
Over (Won)10 million to (Won)50 million		14	0.02
Over (Won)50 million to (Won)100 million		20	0.02
Over (Won)100 million to (Won)500 million		104	0.11
Over (Won)500 million to (Won)1 billion		55	0.06
Over (Won)1 billion to (Won)5 billion		103	0.11
Over (Won)5 billion		7	0.01

Sub-total		305	0.34

Total	(Won)	90,475	100.00%

(1)	Includes home equity loans.

Maturity Analysis

The following table sets out, as of December 31, 2004, the scheduled maturities (time remaining until maturity) of our loan portfolio. The amounts disclosed are before deduction of allowance for loan losses:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate
Commercial and industrial	(Won)	30,918	(Won)	9,374	(Won)	2,153	(Won)	42,445
Lease financing		8		99		11		118
Trade financing		7,069		3		1		7,073
Other commercial		2,871		729		670		4,270

Total corporate		40,866		10,205		2,835		53,906
Consumer
General purpose household (1)		19,555		7,472		591		27,618
Mortgage		1,374		3,126		184		4,684
Credit cards		1,837		205		86		2,128

Total consumer		22,766		10,803		861		34,430

Total domestic		63,632		21,008		3,696		88,336
Foreign
Corporate
Commercial and industrial		1,073		439		218		1,730
Lease financing		—		—		—		—
Trade financing		104		—		—		104
Other commercial		—		—		—		—

Total corporate		1,177		439		218		1,834
Consumer:
Total consumer		43		46		216		305

Total foreign		1,220		485		434		2,139

Total loans	(Won)	64,852	(Won)	21,493	(Won)	4,130	(Won)	90,475

(1)	Includes home equity loans.

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

Interest Rates

The following table shows, as of December 31, 2004, total amount of our loans that have fixed interest rates and variable or adjustable interest rates:

	Domestic		Foreign		Total
	(in billions of Won)
Fixed rate (1)	(Won)	18,665	(Won)	554	(Won)	19,219
Variable or adjustable rates (2)		69,671		1,585		71,256

Total loans	(Won)	88,336	(Won)	2,139	(Won)	90,475

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

Foregone interest is the interest due on non-accrual loans that we have not accrued in our books. If we had not foregone interest of our non-accrual loans, we would have recorded gross interest income of (Won)582 billion, (Won)470 billion and (Won)195 billion for 2002, 2003 and 2004, respectively, on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2002, 2003 and 2004 was (Won)197 billion, (Won)236 billion and (Won)148 billion, respectively.

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

	As of December 31,
	2000						2001						2002						2003						2004
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	2,727	(Won)	123	(Won)	2,850	(Won)	3,086	(Won)	80	(Won)	3,166	(Won)	1,889	(Won)	91	(Won)	1,990	(Won)	1,732	(Won)	143	(Won)	1,875	(Won)	1,202	(Won)	2	(Won)	1,210
Consumer (1)		485		—		485		624		—		624		2,506		—		2,506		2,336		—		2,336		1,763		—		1,763

Sub-total		3,212		123		3,335		3,710		80		3,790		4,405		91		4,496		4,068		143		4,211		2,965		2		2,973

Accruing loans which are contractually past due one day or more as to principal or interest (2)
Corporate		436		—		436		306		—		306		270		1		271		26		—		26		28		—		28
Consumer		25		—		25		68		—		68		36		—		36		16		—		16		20		—		20

Sub-total		461		—		461		374		—		374		306		1		307		42		—		42		48		—		48

Total	(Won)	3,673	(Won)	123	(Won)	3,796	(Won)	4,084	(Won)	80	(Won)	4,164	(Won)	4,711	(Won)	92	(Won)	4,803	(Won)	4,110	(Won)	143	(Won)	4,253	(Won)	3,013	(Won)	2	(Won)	3,015

(1)	Includes credit card balances of (Won)329 billion, (Won)702 billion, (Won)1,304 billion and (Won)216 billion as of December 31, 2001, 2002, 2003 and 2004, respectively.
(2)	Includes accruing loans that are contractually past due 90 days or more in the amount of (Won)265 billion, (Won)250 billion, (Won)4 billion and (Won) 4 billion as of December 31, 2001, 2002, 2003 and 2004, respectively.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated. In line with industry practice, we have restructured a portion of our delinquent credit card balances as loans and substituted cash advances commencing in 2002. We discontinued the practice of providing such substituted cash advances commencing in September 2003.

	Normal				1-3 months				3-6 months				More than 6 months				Total
As of December 31,	Amount			%	Amount past due			%	Amount past due			%	Amount past due			%	Amount			%
	(in billions of Won)
2001	(Won)	57,977		94.9%	(Won)	336		0.5%	(Won)	177		0.3%	(Won)	2,606		4.3%	(Won)	61,096		100.0%
2002		77,676	(1)	96.9		684	(2)	0.8		421	(3)	0.5		1,405	(4)	1.8		80,186	(5)	100.0
2003		86,194	(6)	97.5		623	(7)	0.7		956	(8)	1.1		593	(9)	0.7		88,365	(10)	100.0
2004		88,697	(11)	98.1		541	(12)	0.6		547	(13)	0.6		690	(14)	0.7		90,475	(15)	100.0

(1)	Includes (Won)260 billion and (Won)422 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively.
(2)	Includes (Won)9 billion and (Won)90 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that have once again become past due.
(3)	Includes (Won)4 billion and (Won)13 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that have once again become past due.
(4)	Includes (Won)2 billion of previously delinquent credit card balances restructured into loans that have once again become past due. There were no delinquent cash advances that were replaced with substituted cash advances.
(5)	Includes (Won)275 billion and (Won)525 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, of which (Won)15 billion and (Won)103 billion respectively, have once again become past due.
(6)	Includes (Won)538 billion of previously delinquent credit card balances restructured into loans. There were no delinquent cash advances that were replaced with substituted cash advances.

(7)	Includes (Won)99 billion and (Won)2 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that have once again become past due.
(8)	Includes (Won)53 billion and (Won)266 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that have once again become past due.
(9)	Includes (Won)7 billion and (Won)66 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that have once again become past due.
(10)	Includes (Won)697 billion and (Won)334 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, of which (Won)159 billion and (Won)334 billion, respectively, have once again become past due.
(11)	Includes (Won)170 billion of previously delinquent credit card balances restructured into loans. There were no delinquent cash advances replaced with substituted cash advances.
(12)	Includes (Won)19 billion of previously delinquent credit card balances restructured into loans that have once again become past due. There were no delinquent cash advances that were replaced with substituted cash advances.
(13)	Includes (Won)43 billion of previously delinquent credit card balances restructured into loans that have once again become past due. There were no delinquent cash advances that were replaced with substituted cash advances.
(14)	Includes (Won)4 billion and (Won)1 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that have once again become past due.
(15)	Includes (Won)236 billion and (Won)1 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, of which (Won)66 billion and (Won)1 billion, respectively, have once again become past due.

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

The Law Concerning Credit Restoration and Bankruptcy was enacted on March 31, 2005 and will become effective on March 31, 2006. Once the Law Concerning Credit Restoration and Bankruptcy becomes effective, each of the Company Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act, currently in effect, will be abolished. The Law Concerning Credit Restoration and Bankruptcy contains notable changes to existing corporate reorganization and composition procedures, including nullification of the composition procedures currently in place and the modification of reorganization procedures, whereby existing management would continue to oversee a company’s reorganization process (except that the court would be empowered to appoint a third-party receiver under certain circumstances). Notwithstanding this legislative change, any composition or company reorganization proceedings that are pending at the time the new law becomes effective will continue to be governed under the Composition Act and the Company Reorganization Act, respectively.

A portion of our loans to and debt securities of corporate customers are currently in workout or restructuring. As of December 31, 2004, (Won)1,045 billion, or 0.9%, of our total loans and debt securities were in workout or restructuring. This included (Won)998 billion of loans to and debt securities of large corporate borrowers in workout or restructuring and (Won)47 billion of loans to and debt securities of small- and medium-sized enterprises in workout or restructuring, which represented 95.5% and 4.5% of our loans to and debt securities of such customers and 0.9% and 0.04% of our total loans and debt securities, respectively. Currently, a specialized unit in each of our banking subsidiaries manages their workout or restructured loans. At Woori Bank, for example, the corporate finance group manages its workout and restructured loans. Upon approval of a workout or restructuring plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout or restructuring, corporate reorganization or composition, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for loan losses.

The following table shows, as of December 31, 2004, our ten largest exposures that were in workout or restructuring, including composition or court receivership:

Company (credit rating) (1)	Loans				Equity Securities		Debt Securities		Guarantees and Acceptances		Credit Derivatives	Total Exposures		Collateral		Amounts Classified as Substandard or Below (2)		Allowance
	Won Currency		Foreign Currency
	(in billions of Won)
SK Networks (C)	(Won)	126	(Won)	8	(Won)	65	(Won)	59	(Won)	39	—	(Won)	296	(Won)	4		—	(Won)	33
Hyundai Engineering & Construction Co., Ltd. (A)		—		—		193		20		19	—		233		—		—		—
Hynix Semiconductor (BBB-)		—		23		85		—		30	—		138		4	(Won)	53		25
Daewoo Electronics Corp. (3)		63		5		7		—		32	—		106		23		—		7
Daewoo Motors (3)		—		90		—		—		—	—		90		—		90		90
KIA Motors (AA-)		18		2		4		60		—	—		83		—		—		0
Hyundai Corporation (CCC)		—		61		8		—		13	—		82		—		72		37
Ssangyong Corporation (B-)		—		18		22		—		22	—		62		—		27		16
Daewoo Precision Industries Co., Ltd.(3)		43		2		4		—		2	—		51		—		—		—
Ssangyong Cement Industrial (BB)		8		—		3		38		0	—		50		12		6		1

Total	(Won)	257	(Won)	209	(Won)	389	(Won)	177	(Won)	158	—	(Won)	1,191	(Won)	42	(Won)	248	(Won)	210

(1)	Credit rating as of December 31, 2004, from one of the following Korean credit agencies: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings.
(2)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.
(3)	Credit rating unavailable.

Troubled Debt Restructurings

The following table presents, as of the dates indicated, our loans that are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2000					2001					2002						2003						2004
	Domestic		Foreign	Total		Domestic		Foreign	Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign	Total
	(in billions of Won)
Loans not included in “non-accrual and past due loans” which are classified as “troubled debt restructurings”	(Won)	3,816	—	(Won)	3,816	(Won)	3,476	—	(Won)	3,476	(Won)	1,286	(Won)	2	(Won)	1,288	(Won)	363	(Won)	3	(Won)	366	(Won)	44	—	(Won)	44

For 2004, interest income that we would have recorded under the original contract terms of restructured loans amounted to (Won)3 billion, of which we reflected (Won)2 billion as interest income for 2004.

Potential Problem Loans

As of December 31, 2004, we had (Won)1,300 billion of corporate loans that were current as to payment of principal and interest but where we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. These amounts were classified as impaired and therefore included in our calculation of specific loan loss allowance under U.S. GAAP. Potential problem loans are precautionary loans that we determine, through our internal loan review process, require close management and increased provisioning due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business.

Other Problematic Interest-Earning Assets

We have received certain other interest-earning assets in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2004, such assets, which consisted of debt securities, had an aggregate book value and market value of (Won)205 billion.

Non-Performing Loans

Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Supervisory Commission’s asset classification criteria. See “—Loan Classifications” above. The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2000		2001		2002			2003			2004
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	9,664	(Won)	6,015	(Won)	3,576	(1)	(Won)	2,594	(2)	(Won)	2,071	(3)
As a percentage of total loans		16.1%		9.8%		4.5%			2.9%			2.3%

(1)	Excludes (Won)269 billion and (Won)512 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that were classified as normal or precautionary.
(2)	Excludes (Won)635 billion and (Won)2 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that were classified as normal or precautionary.
(3)	Excludes (Won)189 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

The above amounts do not include loans classified as substandard or below that we or any of our predecessor entities sold to KAMCO or to special purpose companies established in connection with our joint venture with Lehman Brothers. See “—Sales of Non-Performing Loans—Joint Venture with Lehman Brothers.”

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2000			2001			2002			2003			2004
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	5,422	56.1%	(Won)	3,226	53.6%	(Won)	1,768	49.5%	(Won)	1,046	40.3%	(Won)	1,118	54.0%
Lease financing		389	4.0		288	4.8		—	—		—	—		—	—
Trade financing		686	7.1		648	10.8		463	12.9		202	7.8		228	11.0
Other commercial		2,555	26.4		1,334	22.2		751	21.0		193	7.4		92	4.5

Total corporate		9,052	93.6		5,496	91.4		2,982	83.4		1,441	55.5		1,438	69.5

Consumer
General purpose household (1)		103	1.1		134	2.2		145	4.0		302	11.6		383	18.5
Mortgage		3	—		3	—		10	0.3		94	3.6		115	5.6

Total consumer		106	1.1		137	2.2		155	4.3		396	15.2		498	24.1
Credit cards		85	0.9		191	3.2		352	8.5		673	26.0		126	6.1

Total domestic		9,243	95.6		5,824	96.8		3,439	96.2		2,509	96.7		2,062	99.7
Foreign
Corporate
Commercial and industrial		421	4.4		191	3.2		135	3.8		84	3.3		9	0.3
Lease financing		—	—		—	—		—	—		—	—		—	—
Trade financing		—	—		—	—		2	—		—	—		—	—
Other commercial		—	—		—	—		—	—		—	—		—	—

Total corporate		421	4.4		191	3.2		137	3.8		84	3.3		9	0.3
Consumer		—	—		—	—		—	—		—	—		—	—

Total foreign		421	4.4		191	3.2		137	3.8		84	3.3		9	0.3

Total non-performing loans	(Won)	9,664	100.0%	(Won)	6,015	100.0%	(Won)	3,576	100.0%	(Won)	2,594	100.0%	(Won)	2,071	100.0%

(1)	Includes home equity loans.

Top 20 Non-Performing Loans. As of December 31, 2004, our 20 largest non-performing loans accounted for 14.53% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for loan losses		Collateral		Industry
	(in billions of Won)
Borrower A	(Won)	90	(Won)	90		—	Manufacturing
Borrower B		59		30		—	Retail and wholesale
Borrower C		23		8	(Won)	2	Manufacturing
Borrower D		19		—		—	Construction
Borrower E		17		4		4	Manufacturing
Borrower F		9		—		9	Manufacturing
Borrower G		8		1		8	Manufacturing
Borrower H		8		4		5	Real Estate, Leasing and Service
Borrower I		8		2		7	Manufacturing
Borrower J		7		—		—	Manufacturing
Borrower K		7		—		5	Hotel and Leisure
Borrower L		7		2		—	Retail and wholesale
Borrower M		6		2		4	Hotel and Leisure
Borrower N		6		2		4	Hotel and Leisure
Borrower O		5		2		—	Retail and wholesale
Borrower P		5		2		3	Manufacturing
Borrower Q		5		5		—	Retail and wholesale
Borrower R		4		1		4	Real Estate, Leasing and Service
Borrower S		4		2		3	Hotel and Leisure
Borrower T		4		—		8	Manufacturing

Total	(Won)	301	(Won)	157	(Won)	66

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

In addition to making efforts to collect on our non-performing loans, we also undertake measures to reduce the overall level of our non-performing loans. These measures include:

•	selling our non-performing loans to special purpose companies established in connection with our joint venture with Lehman Brothers; and

•	selling our non-performing loans to third parties, including KAMCO.

•	See “—Sales of Non-Performing Loans.” We generally expect to suffer a partial loss on loans that we sell or securitize, to the extent such sales and securitizations are recognized as such under U.S. GAAP.

Foreclosure and Collateral. We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2002, 2003 and 2004, we foreclosed on collateral we obtained with respect to loan balances representing approximately 1% of our average interest-bearing loan balances in each of those periods. We believe, based on our general understanding of the U.S. banking industry, that we generally foreclose on collateral somewhat less frequently than similarly situated U.S. banks.

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

The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2002						2003						2004
Purchaser	Principal Amount Sold		Sale Price		Gain (loss)		Principal Amount Sold		Sale Price		Gain (loss)		Principal Amount Sold		Sale Price		Gain (loss)
	(in billions of Won)
KAMCO	(Won)	325	(Won)	224	(Won)	26	(Won)	515	(Won)	357		—	(Won)	767	(Won)	513	—
Lehman Brothers joint venture special purpose companies		1,501		364		—		1,230		242		—		—		—	—
Others		33		2		32		1,270		602	(Won)	45		1,073		816	—

Total	(Won)	1,859	(Won)	590	(Won)	58	(Won)	3,015	(Won)	1,201	(Won)	45	(Won)	1,840	(Won)	1,329	—

Korea Asset Management Corporation. In December 1997, in response to difficulties faced by Korean financial institutions as a result of the severe economic downturn in Korea, the Korean government authorized KAMCO to purchase from those institutions certain assets (which were primarily classified as substandard or below) at discounted prices. From 1997 through December 31, 2004, we and our predecessor entities sold an aggregate of (Won)8,552 billion of substandard or below loans to KAMCO.

Pursuant to the terms of certain of these sales, KAMCO can require us to repurchase substandard or below loans we have sold to it in the event that:

•	the underlying documentation of the loan is incomplete;

•	there is a flaw in the perfection of any security interest underlying the loan; or

•	certain litigation regarding the loan is pending.

In addition, we may be required to repurchase any loan relating to a borrower that has applied to a court for reorganization or that is the subject of reorganization proceedings at the time the loan was sold to KAMCO if a court rejects the application for reorganization, disapproves the reorganization plan or fails to approve the reorganization plan within two years of the sale. We may also be required to repurchase a loan if a court determines that the borrower cannot meet the terms of the repayment schedule developed in the reorganization proceeding. The ability of KAMCO to exercise its right to require us to repurchase loans sold is without limit. As of December 31, 2004, the aggregate principal amount of loans subject to these repurchase rights was (Won)44 billion. As of that date, we recorded a liability of (Won)22 billion relating to those loans, representing our estimated obligation to make repurchases. See “Item 3D. Risk Factors—Other risks relating to our business—We sold assets with repurchase obligations by us to the Korea Asset Management Corporation and provided substantial amounts of assets as collateral in connection with our secured borrowings, and could be required to make payments and realize losses in the future relating to those assets.”

Joint Venture with Lehman Brothers. In September 2002, we entered into a joint venture arrangement with Lehman Brothers Holdings Inc. to facilitate the disposal of our substandard or below loans. Under the joint venture arrangement, special purpose companies are established to purchase substandard or below loans from us and to securitize such loans by issuing asset-backed securities. The majority (approximately 70%) of the equity of each special purpose company is owned by a third party, an affiliate of Lehman Brothers, which is independent of us. The same third party also holds the majority of the voting rights in that special purpose company. We hold the remainder of the equity and the voting rights in each special purpose company. We account for these equity interests using the equity method of accounting, as we are able to exercise significant influence over the operations of these entities.

While we are not obligated to sell any loans pursuant to the arrangement, affiliates of Lehman Brothers have priority negotiation rights with respect to any sale of substandard or below loans by us. Under the arrangement, an affiliate of Lehman Brothers is required to purchase more than 50% of the asset-backed securities and equity interests issued by any such special purpose company, and our subsidiary, Woori F&I Co., Ltd. is required to purchase the remaining amount. Each special purpose company issued one tranche of asset-backed securities and equity interests. The asset-backed securities were offered in private placements and were not assigned a credit rating. The asset-backed securities that we purchase are classified as investment securities in our financial statements. We continue to hold approximately 30% of the asset-backed securities issued by each special purpose company, which as of December 31, 2004 amounted to (Won)14 billion of bonds and (Won)53 billion of equity investments.

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

In connection with this arrangement, an affiliate of Lehman Brothers has agreed to purchase up to US$250 million of our convertible bonds convertible into shares of our common stock. The amount of these convertible bonds that an affiliate of Lehman Brothers will actually be required to purchase from time to time depends on the amount of substandard or below loans that we sell pursuant to the joint venture arrangement. These convertible bonds have a nominal interest rate of zero percent and mature three years from the issue date. The bonds become convertible one year after the issue date, and are convertible until one month before maturity. The conversion price for the bonds is set upon issue, at a level equal to 115% of the prevailing market price of our common stock. We issued an aggregate of US$52 million of convertible bonds with conversion prices of (Won)7,313 and (Won)5,588 to an affiliate of Lehman Brothers in September and December 2002, US$39 million and (Won)20 billion of convertible bonds with a conversion price of (Won)5,380 in March 2003 and an additional US$1 million of convertible bonds with a conversion price of (Won)7,228 in July 2003. Although these convertible bonds have a nominal interest rate of zero percent, the Lehman Brothers affiliate will receive a guaranteed yield upon maturity ranging from approximately 2.0% to 3.7% if it chooses not to exercise the conversion option. In November and December 2004, this affiliate of Lehman Brothers converted an aggregate of US$39 million and (Won)20 billion of our convertible bonds into 12,379,386 shares of our common stock at (Won)5,380 per share, which amounted to 1.6% of our outstanding common stock. In February and March 2005, the remaining US$53 million of our convertible bonds held by the Lehman Brothers affiliate was converted into 9,559,782 shares of our common stock at conversion prices of between (Won)5,588 and (Won)7,313 per share, which amounted to 1.2% of our outstanding common stock.

From September 2002 through the end of 2003, we sold substandard or below loans with an aggregate outstanding principal balance of (Won)3.4 trillion, all of which were sold to a special purpose company under the joint venture arrangement, and received proceeds of (Won)756 billion from those sales.

Other Joint Ventures. In April 2005, Woori Bank entered into a joint venture agreement with Merrill Lynch to dispose of approximately US$44.2 million of our precautionary loans. Much like the joint venture with Lehman Brothers, a special purpose company was established to purchase such loans from Woori Bank and to securitize such loans through the issuance of asset-backed securities. We are also considering strategic alliances with other foreign financial firms to manage non-performing loans through similar joint ventures.

Allocation of Allowances for Loan Losses

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type:

	As of December 31,
	2000			2001			2002			2003			2004
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	1,979	39.8%	(Won)	2,085	48.2%	(Won)	1,724	45.7%	(Won)	926	32.7%	(Won)	997	55.2%
Lease financing		—	—		187	4.3		13	0.4		2	0.1		3	0.2
Trade financing		1,293	26.0		638	14.8		542	14.4		222	7.8		209	11.5
Other commercial		1,303	26.2		919	21.3		528	14.0		140	4.9		92	5.1

Total corporate		4,575	92.0		3,829	88.6		2,807	74.5		1,290	45.5		1,301	72.0
Consumer
General purpose household (1)		48	1.0		70	1.6		117	3.1		232	8.2		228	12.6
Mortgage		3	0.1		3	0.1		5	0.1		29	1.0		45	2.5

Total consumer		51	1.1		73	1.7		122	3.2		261	9.2		273	15.1
Credit cards		35	0.7		219	5.0		656	17.4		1,120	39.6		168	9.3

Total domestic		4,661	93.8		4,121	95.3		3,585	95.1		2,671	94.3		1,742	24.4
Foreign
Corporate
Commercial and industrial		305	6.1		139	3.2		184	4.9		161	5.7		45	2.5
Lease financing		—	—		—	—		—	—		—	—		15	0.9
Trade financing		5	0.1		63	1.5		1	—		—	—		1	0.1
Other commercial		—	—		—	—		—	—		—	—		—	—

Total corporate		310	6.2		202	4.7		185	4.9		161	5.7		61	3.5
Consumer		—	—		—	—		—	—		1	—		3	0.1

Total foreign		310	6.2		202	4.7		185	4.9		162	5.7		64	3.6

Total allowance for loan losses	(Won)	4,971	100.0%	(Won)	4,323	100.0%	(Won)	3,770	100.0%	(Won)	2,834	100.0%	(Won)	1,806	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our allowances for loan losses for the periods indicated:

	Year ended December 31,
	2000		2001		2002		2003		2004
	(in billions of Won)
Balance at the beginning of the period	(Won)	4,971	(Won)	6,457	(Won)	4,323	(Won)	3,770	(Won)	2,834
Amounts charged against income		1,434		1,114		1,247		2,313		652
Allowance relating to guarantees and acceptances transferred to loans		96		316		168		271		275
Allowance relating to loans acquired in acquisitions of Woori Securities, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea		1,960		—		43		3		—
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(612)		(700)		(303)		(676)		(357)
Lease financing		—		—		(3)		(9)		(1)
Trade financing		(288)		(387)		(108)		(231)		(26)
Other commercial		(705)		(1,363)		(319)		(191)		(63)

Total corporate		(1,605)		(2,450)		(733)		(1,108)		(447)
Consumer
General purpose household (1)		(25)		(33)		(16)		(84)		(138)
Mortgage		—		—		(1)		(1)		(2)

Total consumer		(25)		(33)		(17)		(85)		(140)
Credit cards		(175)		(236)		(475)		(1,384)		(1,051)

Total domestic		(1,805)		(2,719)		(1,225)		(2,577)		(1,644)
Foreign		(124)		(235)		(76)		(159)		(1)
Allowance relating to loans sold		(237)		(626)		(964)		(1,653)		(613)

Total gross charge-offs		(2,166)		(3,580)		(2,265)		(4,388)		(2,258)
Recoveries:
Domestic
Corporate
Commercial and industrial		46		9		257		539		147
Lease financing		—		—		9		—		1
Trade financing		16		3		32		50		1
Other commercial		56		2		11		237		65

Total corporate		118		14		309		826		214
Consumer
General purpose household		17		7		10		2		2
Mortgage and home equity		1		1		—		—		—

Total consumer		18		8		10		2		2
Credit cards		6		2		61		17		99

Total domestic		142		24		380		845		315
Foreign		8		1		3		2		7

Total recoveries		150		25		383		847		322

Net charge-offs		(2,016)		(3,555)		(1,882)		(3,542)		(1,936)
Allowance related to loans transferred to held-for-sale		—		—		(141)		—		—
Foreign exchange translation effects		12		(9)		12		18		(19)

Balance at the end of the period	(Won)	6,457	(Won)	4,323	(Won)	3,770	(Won)	2,834	(Won)	1,806

Ratio of net charge-offs during the period to average loans outstanding during the period (2)		5.95%		6.84%		3.08%		4.17%		2.16%

(1)	Includes home equity loans.
(2)	Includes amounts relating to allowance related to loans transferred to held-for-sale.

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

Loans To Be Charged Off. Our subsidiaries charge off loans that are deemed to be uncollectible by virtue of their falling under any of the following categories:

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

Procedure for Charge-off Approval. In order to charge off a loan, loan management business units at each of our banking subsidiaries work together with the business units in charge of investigating charged-off loans and financial planning. Together, they submit, on a quarterly basis, a list of loans to be charged off to the Audit Committee of the relevant subsidiary for review and internal approval. After internal approval is received, this list is submitted to the Financial Supervisory Service for tax credit recognition purposes. With respect to unsecured consumer loans and credit card receivables, however, we follow a different procedure relating to the length of time overdue amounts have been outstanding. Specifically, we charge off all unsecured consumer loans that are overdue for more than 12 months and all credit card receivables that are overdue for more than six months.

Treatment of Loans Charged Off. Once loans are charged off, we classify them as charged-off loans. In the case of Woori Bank, these loans are then transferred to a wholly-owned subsidiary, Woori Credit Information, that is in charge of collections. It will attempt to recover amounts owed or to sell these loans to third parties.

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

Furthermore, in March 2004, the Korean National Assembly passed the Individual Debtor Rehabilitation Law, which became effective in September 2004. Under this law, a qualified individual debtor with outstanding debts in an amount within (Won)1 billion for secured debt and/or (Won)500 million for unsecured debt, to be determined by the Supreme Court, may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

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

Our investments in debt securities include primarily bonds issued by government-related entities, as well as corporate bonds that have been guaranteed by banks (other than merchant banks), government-related funds or privately capitalized funds that we consider to have a low credit risk. A significant portion of our investment securities comprise KDIC debentures that we received pursuant to the KDIC’s recapitalization of our predecessor entities. As of December 31, 2004, we owned (Won)6,977 billion of these debentures, which represent 26.6% of our investment securities. See “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

Our securities investments are subject to various guidelines, including limitations prescribed under the Bank Act. Under these regulations, each of our subsidiaries must limit its investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and Korean government bonds) to 60% of the sum of its total Tier I and Tier II capital amount (less any capital deductions). Each of our subsidiaries is also generally prohibited from purchasing or retaining permanent ownership interests in equity securities of other banking institutions or acquiring more than 15% of the shares with voting rights issued by any other corporation. Pursuant to an amendment to the Bank Act which became effective in July 2002, each of our banking subsidiaries and its respective trust accounts are prohibited from acquiring the shares of any of our “major shareholders,” as defined in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Shareholder,” in excess of an amount determined by the Enforcement Decree within a maximum limit of 1% of the sum of our Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity” and “—Restrictions on Shareholdings in Other Companies.”

Our and our subsidiaries’ investments in foreign currencies are subject to certain limits and restrictions specified in our and our subsidiaries’ internal guidelines relating to country exposure, a single issuer and type of security exposure, and total investments by individual business units.

The following table sets out the definitions of the five types of securities investments we hold:

Category	Classification	Valuation Method
Trading securities	Securities held in anticipation of short-term market movements, which have been acquired for the purpose of short-term capital gains.	Marked-to-market and reported at fair value. We record unrealized gains and losses in income. Trading securities held by our overseas branches are stated at market value unless otherwise required by regulatory authorities in countries where the overseas branches are located.

Available-for-sale securities	Securities not classified as held to maturity or trading or other investments. Securities are classified as available-for-sale when we intend to hold them for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs.	Marked-to-market and reported at fair value, with unrealized gains and losses being recorded in other comprehensive income as unrealized gain or loss on valuation of investment securities. If the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Held-to-maturity securities	Debt securities are classified as held-to-maturity securities when we have the positive ability and intent to hold until maturity.	Valued at acquisition cost, adjusted for accretion or amortization of discounts and premiums. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Other investments	Equity securities where we exercise significant influence over the operating and financial policies of an investee.	Valued pursuant to the equity method of accounting, based on net asset value. We reflect our share in net income or net loss of these entities in our income statement. Changes in retained earnings, capital surplus or other capital accounts of these entities are accounted for as adjustments to our retain earnings or capital adjustments, consistent with the manner reflected in these entities’ financial statements.

Category	Classification	Valuation Method
	Equity investment securities that do not have a readily determinable fair value.	Valued at acquisition cost. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated:

	As of December 31,
	2002				2003				2004
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Trading securities
Equity securities	(Won)	179	(Won)	179	(Won)	271	(Won)	271	(Won)	211	(Won)	211
Beneficiary certificates		399		399		307		307		93		93
Debt securities
Korean treasury securities and government agency securities		1,601		1,601		1,823		1,823		3,521		3,521
Debt securities issued by financial institutions		532		532		501		501		750		750
Corporate debt securities		720		720		920		920		993		993

Total—Trading		3,431		3,431		3,822		3,822		5,568		5,568
Available-for-sale securities
Equity securities		217		217		280		280		401		401
Beneficiary certificates		1,017		1,017		391		391		57		57
Debt securities
Korean treasury securities and government agency securities		6,463		6,463		6,618		6,618		6,383		6,383
Debt securities issued by financial institutions		1,709		1,709		2,248		2,248		1,989		1,989
Corporate debt securities		1,289		1,289		2,757		2,757		3,382		3,382
Debt securities issued by foreign governments		151		151		114		114		90		90

Total—Available-for-sale		10,846		10,846		12,408		12,408		12,302		12,302
Held-to-maturity securities
Debt securities
Korean treasury securities and government agency securities		8,913		9,406		8,466		8,803		7,587		7,905
Debt securities issued by financial institutions		660		650		806		808		561		567
Corporate debt securities		367		372		490		492		213		247
Debt securities issued by foreign governments		19		20		39		40		45		45

Total—Held-to-maturity		9,959		10,448		9,801		10,143		8,406		8,764

Total securities	(Won)	24,236	(Won)	24,725	(Won)	26,031	(Won)	26,373	(Won)	26,278	(Won)	26,636

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2004:

	As of December 31, 2004
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total
	(in billions of Won)
	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)
Trading securities
Korean treasury securities and government agencies	(Won)	607	3.39%	(Won)	2,592	3.46%	(Won)	321	3.84%	(Won)	1	3.74%	(Won)	3,521	3.48%
Debt securities issued by financial institutions		536	3.47		214	3.60		—	—		—	—		750	3.51
Corporate debt securities		944	3.96		48	3.50		1	7.65		—	4.64		993	3.94

Total	(Won)	2,087	3.67	(Won)	2,854	3.47	(Won)	322	3.85	(Won)	1	3.76	(Won)	5.264	3.57

Available-for-sale securities
Korean treasury securities and government agency	(Won)	1,726	3.31%	(Won)	4,542	3.31%	(Won)	115	4.24%		—	—	(Won)	6,383	3.32%
Debt securities issued by financial institutions		1,243	3.56		635	3.59		31	4.96	(Won)	80	5.03%		1,989	3.65
Corporate debt securities		1,995	4.04		1,218	4.25		169	5.74		—	9.99		3,382	4.20
Debt securities issued by foreign governments		21	2.17		36	4.17		3	4.29		30	4.44		90	3.80

Total	(Won)	4,985	3.66	(Won)	6,431	3.52	(Won)	318	5.11	(Won)	110	4.87	(Won)	11,844	3.63

Held-to-maturity securities
Korean treasury securities and government agencies	(Won)	4,469	3.35%	(Won)	3,071	3.10%	(Won)	46	3.73%		—	3.84%	(Won)	7,587	3.25%
Debt securities issued by financial institutions		355	2.97		206	3.63		—	—		—	—		561	3.21
Corporate debt securities		50	4.98		124	5.30		40	7.00		—	—		213	5.39
Debt securities issued by foreign governments		26	1.62		—	—		17	4.22	(Won)	2	4.75		45	2.77

Total	(Won)	4,900	3.33	(Won)	3,401	3.21	(Won)	103	4.75	(Won)	2	4.75	(Won)	8,406	3.30

(1)	The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities).

Risk Concentrations

As of December 31, 2004, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity at such date. As of December 31, 2004, our stockholders’ equity was (Won)6,496 billion.

	As of December 31, 2004
	Book Value		Market Value
	(in billions of Won)
Name of issuer:
KDIC	(Won)	6,977	(Won)	7,131
The Bank of Korea		4,037		4,037
Korean government		5,049		5,185
The Korea Development Bank		750		754

Total	(Won)	16,813	(Won)	17,107

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

Customer deposits are our principal funding source. Customer deposits accounted for 73.6% of our total funding as of December 31, 2002, 75.4% of our total funding as of December 31, 2003 and 76.8% of our total funding as of December 31, 2004.

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

As of December 31, 2004, approximately 90.9% of our total funding was denominated in Won.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. See “Item 3D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	For the year ended December 31,
	2001			2002			2003			2004
	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid
	(in billions of Won)
Demand deposits:
Non-interest-bearing	(Won)	2,665	—	(Won)	3,020	—	(Won)	2,814	—	(Won)	3,533	—
Interest-bearing		15,208	1.87%		18,862	1.15%		20,443	0.67%		19,498	0.54%
Time deposits (2)
Certificates		1,327	6.41		626	4.79		1,716	4.37		4,705	4.12
Other time deposits		38,789	6.61		41,296	5.09		48,159	4.52		50,936	3.83
Savings deposits		6,098	4.26		7,514	3.70		9,178	3.20		10,418	2.77
Mutual installment deposits (3)		755	7.81		944	7.63		959	6.26		859	4.77

Average total deposits	(Won)	64,842	5.02	(Won)	72,262	3.74	(Won)	83,269	3.30	(Won)	89,949	2.87

(1)	Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori CA Asset Management, Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.
(2)	The majority of time deposits issued by our overseas branches as of December 31, 2003 and 2004 was in amounts in excess of US$100,000.
(3)	Mutual installment deposits are interest-bearing deposits offered by us, which enable customers to become eligible to apply for loans secured by such deposits while they maintain an account with us. In order to qualify to apply for such a loan, a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. Any such loan will be secured in an amount up to the holder’s mutual installment deposit and will be subject to the same loan underwriting policy we apply for other secured loans. For the portion of the loan, if any, that is not secured, we apply the same loan underwriting policy as we would for other unsecured loans.

For a description of our retail deposit products, see “—Business—Consumer Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Consumer Banking—Deposit-Taking Activities.”

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2004, the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had fixed maturities in excess of (Won)100 million:

	As of December 31, 2004
	Certificates of Deposit		Other Time Deposits		Mutual Installment Deposits		Total
	(in billions of Won)
Maturing within three months	(Won)	2,331	(Won)	6,761	(Won)	31	(Won)	9,124
After three but within six months		2,370		5,561		21		7,952
After six but within 12 months		1,284		9,292		20		10,596
After 12 months		—		4,768		34		4,802

Total	(Won)	5,985	(Won)	26,382	(Won)	106	(Won)	32,473

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt at December 31, 2004 was as follows:

	Amount
	(in billions of Won)
Due in 2005	(Won)	4,532
Due in 2006		3,091
Due in 2007		1,578
Due in 2008		2,003
Due in 2009		1,069
Thereafter		3,378

Gross long-term debt		15,652
Less: discount		(37)

Total long-term debt, net	(Won)	15,615

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less:

	As of and for the year ended December 31,
	2002		2003		2004
	(in billions of Won)
Call money
Year-end balance	(Won)	804	(Won)	412	(Won)	689
Average balance (1)		1,160		1,077		1,000
Maximum balance		1,964		1,741		1,107
Average interest rate (2)		3.28%		3.25%		3.00%
Year-end interest rate		0.40%-4.35%		1.10%-4.00%		0.20%-4.70%
Borrowings from the Bank of Korea (3)
Year-end balance	(Won)	1,278	(Won)	1,670	(Won)	1,230
Average balance (1)		1,218		1,307		1,292
Maximum balance		1,364		1,433		1,373
Average interest rate (2)		2.46%		2.52%		2.32%
Year-end interest rate		1.43%-2.50%		1.32%-2.50%		2.00%
Other short-term borrowings (4)
Year-end balance	(Won)	10,048	(Won)	7,675	(Won)	7,885
Average balance (1)		6,640		8,024		8,328
Maximum balance		10,048		11,186		9,422
Average interest rate (2)		4.17%		3.49%		2.56%
Year-end interest rate		0.38%-5.90%		0.37%-4.68%		0.20%-6.00%

(1)	Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori CA Asset Management, Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings in domestic and foreign currency, short-term secured borrowings and foreign currency debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured.

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

See Note 19 of the notes to our consolidated financial statements for a summary of our secured borrowings and relevant collateral as of December 31, 2002, 2003 and 2004.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act (Law No. 6274, October 23, 2000), last amended on January 17, 2005, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Supervisory Commission and the Financial Supervisory Service.

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

Under the Bank Act, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of shareholders’ equity, capital surplus, retained earnings, unissued stock dividends and hybrid Tier I capital instruments. Tier II capital (supplementary capital) consists of revaluation reserves, gains on valuation of investment securities (up to certain limits), allowance for loan losses set aside for loans classified as normal or precautionary (up to certain limits), perpetual subordinated debt, cumulative preferred shares (with redemption rights after the fifth anniversary of their date of issuance) and certain other subordinated debt.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Supervisory Commission requirements that have been formulated based on Bank of International Settlements (“BIS”) standards. These standards were adopted and became effective in 1996. All domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%.

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

For all other home mortgage loans, the bank must apply a 50% risk-weight ratio.

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

Recent amendments to the Bank Act, which became effective on July 28, 2002, strengthened restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•	a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10% (or 15% in the case of regional banks) in the aggregate of the bank’s total issued voting shares; or

•	a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued voting shares (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as described below), where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act. Non-financial business group companies primarily consist of: (i) any single shareholding group whose non-financial company assets comprise no less than 25% of its aggregate net assets; (ii) any single shareholding group whose non-financial company assets comprise no less than (Won)2 trillion in aggregate; or (iii) any mutual fund of which any single shareholding group identified in (i) or (ii) above, owns more than 4% of the total issued and outstanding shares.

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

Disclosure of Management Performance

In order to assist the general public, especially depositors and shareholders, in monitoring bank management performance, the Financial Supervisory Commission requires commercial banks to make mandatory public disclosures of the following:

•	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to that borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits), unless the loan exposure to that group is not more than (Won)4 billion;

•	the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than (Won)1 billion as a result of that financial incident, or the governor of the Financial Supervisory Service has made a public announcement regarding the incident; and

•	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the loss is not more than (Won)1 billion.

Restrictions on Lending

Pursuant to the Bank Act, commercial banks may not provide:

•	loans for the purpose of speculation in commodities or securities;

•	loans directly or indirectly secured by a pledge of a bank’s own shares, or secured by a pledge of shares in excess of 20% of the issued and outstanding shares of any other corporation (subject to certain exceptions with respect to financing for infrastructure projects);

•	loans directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

•	loans directly or indirectly to finance political campaigns or related activities;

•	loans to any of the bank’s officers or employees, other than petty loans of up to (Won)20 million in the case of a general loan, (Won)50 million in the case of a general loan plus a housing loan or (Won)60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; or

•	loans to any officers or employees of a subsidiary corporation of the bank, other than general loans of up to (Won)20 million or general and housing loans of up to (Won)50 million in the aggregate.

Recent Regulations Relating to Retail Household Loans

The Financial Supervisory Commission recently implemented a number of changes to the mechanisms by which a bank evaluates and report its retail household loan balances and has proposed implementing further changes. As a result of the rapid increase in retail household loans and related credit risks, the Financial Supervisory Commission and the Financial Supervisory Service increased the minimum provisioning requirements for retail household loans. These requirements, set forth in the following table, became effective in the second quarter of 2002:

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

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the KDIC and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. However, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% of that bank’s outstanding voting shares, unless they obtain the approval of the Financial Supervisory Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit, in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. In addition, if a foreign investor, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank’s outstanding voting shares, non-financial business group companies may acquire beneficial ownership of up to 10% of that bank’s outstanding voting shares, and in excess of 10%, 25% or 33% of that bank’s outstanding voting shares with the approval of the Financial Supervisory Commission in each instance, up to the number of shares owned by the foreign investor. Any other person (whether a Korean national or a foreign investor), with the exception of non-financial business group companies described above, may acquire no more than 10% of a nationwide bank’s total voting shares issued and outstanding, unless they obtain approval from the Financial Supervisory Commission in each instance where the total holding will exceed 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding provided that, in addition to the foregoing threshold shareholding ratios, the Financial Supervisory Commission may, at its discretion, designate a separate and additional threshold shareholding ratio.

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

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Law, each of a bank’s net overpurchased and oversold positions may not exceed 20% of its shareholders’ equity as of the end of the prior month.

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

The bank must make a special reserve of 25% or more of fees and commissions from each unspecified money trust account for which a bank guarantees the principal amount and a minimum yield until the total reserve for that account equals 5% of the trust amount. Since January 1999, the Korean government has prohibited Korean banks from offering new guaranteed fixed rate trust account products whose principal and interest are guaranteed. In addition, a bank engaging in trust business must deposit with a court an amount equal to 0.02% of its paid-in capital each fiscal year until the aggregate amount of those deposits equals 2.5% or more of its paid-in capital. If that bank breaches its duty of care as a trustee and causes losses to its customers, the court deposits are available as compensation.

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

Credit Card Business

General

In order to enter the credit card business, a bank must register with the Financial Supervisory Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on January 27, 2005. A registered bank engaging in the credit card business is regulated by the Financial Supervisory Commission and the Financial Supervisory Service.

Disclosure and Reports

Pursuant to the Specialized Credit Financial Business Act, a registered bank engaging in the credit card business must submit its business reports and reports with respect to its results of operations to the Governor of the Financial Supervisory Service within one month from the end of each quarter.

Risk of Loss Due to Lost, Stolen, Forged or Altered Credit Cards

Under the Specialized Credit Financial Business Act, a registered bank engaging in the credit card business is liable for any losses arising from the unauthorized use of credit cards or debit cards after it has received notice from the cardholder of the loss or theft of the card, and is also liable for any unauthorized use during the period beginning 60 days before the registered bank engaging in the credit card business receives notice of the loss or theft from the cardholder.

However, if the registered bank engaging in the credit card business has entered into agreements which allow it to transfer all or part of its burden of liability for loss or theft of credit cards to holders of the credit cards, then the registered bank engaging in the credit card business may transfer the liability to the those holders of the credit cards in accordance with the terms and conditions of the agreements. Even in such case, the risk of liability cannot be transferred to the holders of the credit cards if there was no willful misconduct or negligence attributable to the holders of the credit cards, such as in the case where the cardholder’s password was disclosed under irresistible force or threat to the cardholder’s or his/her relatives’ life or health.

A registered bank engaging in the credit card business is also liable for any loss arising from the use of forged or altered credit cards, debit cards or pre-paid cards. However, if the registered bank engaging in the credit card business has entered into an agreement allowing it to transfer all or part of its burden of liability for loss or theft of the credit card, debit card, or pre-paid card to the holder of the credit card, debit card, or pre-paid card, and it has proved willful misconduct or gross negligence of the holder of the credit card, debit card, or pre-paid card, then the registered bank engaging in the credit card business may transfer the liability to the such holder of the credit card, debit card, or pre-paid card in accordance with the terms and conditions of the agreement. For these purposes, willful misconduct or gross negligence means either disclosure of the cardholder’s password, or the transfer of the credit card or debit card, or providing such credit card or debit card as security, all through willful misconduct or gross negligence.

Any agreement between a registered bank engaging in the credit card business and a cardholder allowing the transfer of burden of liability for the loss, theft, forgery or alteration of credit cards, debit cards, or pre-paid cards, as applicable, will be effective only if it is in writing, and an act of gross negligence by the cardholder will be acknowledged as such only if it is expressly provided as falling under such act in the agreement.

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

Lending Ratio in Ancillary Business

Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act issued in December 2003, a registered bank engaging in the credit card business must maintain an aggregate quarterly average outstanding lending balance to credit card holders (including cash advances and credit card loans, but excluding restructured loans and revolving cash advances) no greater the sum of (i) its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services and (ii) the aggregate quarterly debit card transaction volume; provided that, in the case that any bank engaged in the credit card business was unable to meet this lending ratio as of December 31, 2003, such bank would have been granted an extended compliance period until December 31, 2007 during which to achieve such lending ratio. Any bank availing itself of such extended compliance period would also be required to submit to the Financial Supervisory Commission, no later than January 31, 2004, a detailed plan setting forth how such bank intended to achieve compliance by December 31, 2007.

Issuance of New Cards and Solicitation of New Card Holders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a registered bank engaging in the credit card business may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 18 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the registered bank engaging in the credit card business; and

•	in the case of minors who are at least 18 years and younger than 20 years, persons who submit a guardian’s consent along with documents evidencing income, such as an employment certificate or a tax certificate.

In addition, a registered bank engaging in the credit card business may not solicit credit card members by:

•	providing economic benefits or promising to provide economic benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be deemed to be (Won)10,000) in connection with issuing a credit card;

•	soliciting applicants on roads, public places or along corridors used by the general public;

•	soliciting applicants through visits, except those visits made upon prior consent and visits to a business area;

•	soliciting applicants through the Internet without verifying whether the applicant is who he or she purports to be, by means of a certified digital signature under the Digital Signature Act; and

•	soliciting applicants through pyramid sales methods.

Compliance Rules on Collection of Receivable Claims

Pursuant to Supervisory Regulation on the Specialized Credit Financial Business, a registered bank engaging in the credit card business may not:

•	exert violence or threaten violence;

•	demand payment from or pressure a related party (a guarantor of the debtor, blood relative or fiancée of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) without just cause with respect to payment for the debtor’s obligations;

•	provide false information relating to the debtor’s obligation to the debtor or his or her related parties;

•	provide false information or overstate the negative consequences of being registered as a person of poor credit;

•	threaten to sue or sue the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her capacity to make payment;

•	visit or telephone the debtor during late evening hours (between the hours of 9:00 p.m. and 8:00 a.m.); and

•	utilize other uncustomary methods to collect the receivables that interfere with the privacy or the peace in the workplace of the debtor or his or her related parties.

Regulations on the Class Actions Regarding Securities

The Law on Class Actions Regarding Securities was enacted as of January 20, 2004 and an amendment to such law was enacted as of March 13, 2005. The Law on Class Actions Regarding Securities governs class actions suits instituted by one or more representative plaintiff(s) on behalf of 50 or more persons who claim to have been damaged in a capital markets transaction involving securities issued by a listed company in Korea.

Applicable causes of action with respect to such suits include:

•	claims for damages caused by misleading information contained in a securities statement;

•	claims for damages caused by the filing of a misleading business report, semi-annual report, or quarterly report;

•	claims for damages caused by insider trading or market manipulation; and

•	claims instituted against auditors for damages caused by accounting irregularities.

Any such class action may be instituted upon approval from the presiding court and the outcome of such class action will have a binding effect on all potential plaintiffs who have not joined the action, with the exception of those who have filed an opt out notice with such court.

The Law on Class Actions Regarding Securities came into effect on January 1, 2007 with respect to companies with a total asset value of less than (Won)2 trillion, and on January 1, 2005 for all other companies and will apply retroactively to all applicable claims arising out of acts committed since its enactment.

An amendment of the new law delays its effectiveness until December 31, 2006, with respect to claims against companies and their auditors in cases where such companies take steps to correct any accounting irregularities.

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

If the Financial Supervisory Commission deems a securities company’s financial condition to be unsound or if a securities company fails to meet the applicable “net operating equity ratio” (as defined below), the Financial Supervisory Commission may order the securities company to:

•	increase or reduce its capital;

•	cancel or consolidate its stock:

•	transfer all or part of its business;

•	close branch offices;

•	merge with another financial institution;

•	suspend a part or all of its business operations; or

•	assign contractual rights and obligations relating to its financial transactions.

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

A securities company may invest in shares, bonds (whether listed or unlisted) and stock price index futures and options, although it may not enter into cross-border financial futures, swaps, options or other derivatives transactions without obtaining prior approval from the Bank of Korea. However, a securities company confirmed by the Financial Supervisory Commission as satisfying certain conditions set forth in the Foreign Exchange Transaction Regulations is permitted to engage in forward exchange, foreign currency swap, currency swap, currency option, interest rate swap, interest rate option or other similar derivatives transactions (except for derivatives transactions not related to foreign exchange and credit linked derivatives transactions) in which the counterparty (other than individual) is an institutional investor, a Stock Market Division of the Korea Exchange listed company, a KOSDAQ Market Division of the Korea Exchange registered company or a non-resident without obtaining an approval from the Bank of Korea. Furthermore, a securities company licensed to engage in over-the-counter derivatives transactions may enter into Won currency derivatives transactions and securities derivatives transactions as well as the aforementioned derivatives transactions without obtaining an approval from the Bank of Korea, except that such securities company is not permitted to engage in credit linked derivatives transactions.

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

Our largest subsidiary is Woori Bank, the assets of which represented approximately 78.1% of our total assets as of December 31, 2004. The following table identifies each of our major subsidiaries and their contributions to our total assets and net income as of and for the year ended December 31, 2004 (after allocating eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system for assets and net income in proportion to total assets and absolute net income, respectively):

	As of or for the year ended December 31, 2004
	Total Assets (1)			Net Income (Loss) (2)
	Amount		% of Total
	(in billions of Won, except percentages)
Subsidiary
Woori Bank	(Won)	102,291	78.1%	(Won)	2,263
Kyongnam Bank		11,391	8.7		114
Kwangju Bank		9,404	7.2		41
Woori Securities (3)		546	0.4		124
Others		7,282	5.6		(207)

Total	(Won)	130,914	100.0%	(Won)	2,335

(1)	After allocating eliminations of (Won)7,374 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of segment assets before eliminations to total assets before eliminations. See Note 41 of the notes to our consolidated financial statements.
(2)	After allocating a loss of (Won)15 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of absolute segment net income to the sum of the absolute net income of all segments. See Note 41 of the notes to our consolidated financial statements.
(3)	In March 2005, Woori Securities was merged into LGIS, in which we had acquired a 27.3% controlling voting interest in October and December 2004. The surviving entity was renamed Woori Investment & Securities and became an equity method investee.

The following is a summary of the activities of our principal subsidiaries:

Woori Bank

Established on December 31, 1998, Woori Bank (formerly known as Hanvit Bank) was formed as a result of the merger of two nationwide commercial banks, the Commercial Bank of Korea (established in 1899) and Hanil Bank (established in 1932). Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprise and individuals in Korea. As of December 31, 2004, Woori Bank was the second largest commercial bank in Korea based upon total loans and total assets. As of December 31, 2004, Woori Bank had more than 17 million customers, with 678 branches nationwide.

Kyongnam Bank

Established in April 1970, Kyongnam Bank is a regional commercial bank that provides financial services in Masan and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2004, Kyongnam Bank had approximately 2 million customers, with 120 branches throughout southeastern Korea and Seoul.

Kwangju Bank

Established in September 1968, Kwangju Bank is a regional commercial bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering various deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers. As of December 31, 2004, Kwangju Bank had approximately two million customers, with 116 branches throughout southwestern Korea and three branches in Seoul.

Other Subsidiaries

The following table provides summary Korean GAAP information regarding our other consolidated subsidiaries (other than special purpose companies) as of or for the year ended December 31, 2004:

Subsidiary	Percentage of Ownership (1)	Total Assets		Stockholders’ Equity		Operating Revenue		Net Income
	(in millions of Won)
Woori Finance Information System Co., Ltd.	100.0%	(Won)	322,234	(Won)	8,104	(Won)	315,425	(Won)	401
Woori F&I Co., Ltd.	100.0		233,794		58,790		39,980		20,076
Woori Investment Trust Management Co., Ltd. (2)	100.0		35,611		35,074		8,902		2,495
Woori CA Asset Management Co., Ltd.	51.0		10,415		8,024		11,857		3,621

(1)	Including both direct and indirect ownership.
(2)	In May 2005, we acquired a 90.0% interest in LGITM from Woori Investment & Securities and merged Woori Investment Trust Management into LGITM. We renamed the surviving entity Woori Asset Management.

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

As of December 31, 2004, we had a network of 934 branches in Korea. Approximately 320 of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States and Indonesia and branches, agencies and representative offices in Asia, the United States and Europe. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us at December 31, 2004 was (Won)1,799 billion.

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

The following discussion is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP, except for (1) the segment analyses, which are prepared based on Korean GAAP and (2) the selected financial information under Korean GAAP, which is based on our consolidated financial statements prepared in accordance with Korean GAAP. Our consolidated financial statements include the accounts of Woori Finance Holdings and its predecessor entities acquired by the KDIC during 1998 and 2000. The consolidated financial statements include the accounts of subsidiaries over which substantive control is exercised through either majority ownership of voting stock and/or other means. Investments in affiliated companies (companies over which we have the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in other investment assets.

Acquisitions and Dispositions

The KDIC established our company as a financial holding company in March 2001 to consolidate the Korean government’s interests in four commercial banks, one merchant bank and a number of other financial institutions. As a financial holding company, we conduct substantially all of our operations through our subsidiaries. For a more detailed discussion of the history of our establishment, see “History and Development of the Company.”

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

In connection with these acquisitions, we also recorded a core deposit intangible asset, which represents the fair value of the acquired base of demand and savings deposit accounts of the acquired entities which we can expect to maintain for an extended period because we have generally stable customer relationships. We have been amortizing this intangible asset in proportion to our estimated run-off of depositors on an accelerated basis over a weighted average life of approximately eight years. We recorded amortization expense of (Won)114 billion in 2002, (Won)68 billion in 2003 and (Won)41 billion in 2004, relating to the core deposit intangible asset.

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

In October 2004, we purchased seven million shares of LGIS in the Korean stock market for approximately (Won)55 billion. In addition, in December 2004, we purchased approximately 26 million shares of LGIS from LG Card for approximately (Won)298 billion. As a result, as of December 31, 2004, we owned a 27.3% controlling voting interest in LGIS, which became an equity method investee. As of December 31, 2004, LGIS had consolidated total assets of (Won)5,405 billion, consolidated total liabilities of (Won)3,783 billion and consolidated total shareholders’ equity of (Won)1,622 billion, on a Korean GAAP basis. In 2004, LGIS generated consolidated revenues of (Won)1,022 billion and consolidated net income of (Won)5 billion, compared to consolidated revenues of (Won)1,041 billion and consolidated net income of (Won)53 billion in 2003, on a Korean GAAP basis.

In June 2004, we acquired the 39.7% minority interest in Woori Securities that we did not own, and issued 8,571,262 new shares of our common stock valued at (Won)56 billion as the purchase price. The acquisition was accounted for under the purchase method of accounting. In connection with this acquisition, we recognized (Won)63 billion of extraordinary gain, which represented the excess of the fair value of the net assets acquired over the purchase consideration after allocations. In January 2005, we reduced the capital of Woori Securities by 42.5% or

(Won)154 billion in anticipation of its planned merger with LGIS. In March 2005, we merged Woori Securities into LGIS, and renamed the surviving entity Woori Investment & Securities, which become an equity method investee. As a result of the merger, we currently own a 34.4% controlling voting interest in Woori Investment & Securities.

Trends in the Korean Economy

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

Financial and economic conditions generally improved in Korea from 1999 to 2004. The general level of interest rates decreased, consumer spending and consumer demand for credit cards and other financial products increased, the overall level of non-performing corporate loans decreased and overall profitability increased. Nonetheless, many large corporations, including those to which we have credit and other exposure, are still experiencing significant financial difficulties. Furthermore, substantial growth in lending to small- and medium-sized enterprises has been accompanied by increasing delinquencies and a deterioration in overall asset quality, which is expected to continue. In 2004, on a Korean GAAP basis, we recorded charge-offs of (Won)191 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of (Won)267 billion in 2003. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our credit exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In addition, the significant increase in consumer and credit card debt has led to a deterioration in the asset quality of the consumer lending and credit card portfolios of Korean financial institutions. In recent years, commercial banks, credit card companies, consumer finance companies and other financial institutions in Korea made significant investments and engaged in aggressive marketing in these areas, leading to substantially increased competition in the consumer finance and credit card segments. However, the rapid growth in consumer credit has led to increasing delinquencies, loan loss provisions, non-performing loans and charge-offs. In 2004, we recorded charge-offs of (Won)1,093 billion and provisions of (Won)43 billion in respect of our credit card portfolio, compared to charge-offs of (Won)1,384 billion and provisions of (Won)1,682 billion in 2003. We also recorded charge-offs of (Won)135 billion and provisions of (Won)145 billion in respect of our consumer loan portfolio in 2004, compared to charge-offs of (Won)85 billion and provisions of (Won)222 billion in 2003. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio.”

As a result of growing concerns regarding the high levels of consumer borrowing and credit card usage in Korea and the deterioration in the asset quality of the consumer lending and credit card portfolios of Korean financial institutions, the Korean government has implemented various changes to the regulations governing consumer loans and credit card operations generally. See “Item 3D. Risk Factors—Risks relating to government regulation and policy” and “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks— Credit Card Business.”

As a result of the developments in the Korean economy described above, as well as factors such as high oil prices, the weakness of the economy in certain parts of the world, the war in Iraq and its aftermath, recent large-scale natural disasters in certain parts of the world and tensions with North Korea, the economic outlook for the financial services sector in Korea in 2005 and for the foreseeable future is uncertain.

New Basel Capital Accord

In December 2004, the Financial Supervisory Service announced that it would implement Basel II in Korea by the end of 2007. The implementation of Basel II will have a substantial effect on the way risk is measured among Korean financial institutions, including us. Building upon the initial Basel Capital Accord of 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk. Basel II also institutes new measures that will require our commercial banking subsidiaries to take into account individual borrower credit and operational risk when calculating risk-weighted assets.

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has, subject to approval from the Financial Supervisory Service, voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements, while Kyongnam Bank and Kwangju Bank have chosen to use a standardized approach. Since Woori Bank will be implementing an internal ratings-based approach for the first time in connection with its implementation of Basel II, its internal rating model may require a significant increase in its capital requirements, which will require it to either improve its asset quality or raise additional capital.

Changes in Securities Values, Exchange Rates and Interest Rates

Fluctuations of exchange rates, interest rates and stock prices affect, among other things, the demand for our products and services, the value of and rate of return on our assets, the availability and cost of funding and the financial condition of our customers. The following table shows, for the dates indicated, the stock price index of all equities listed on the Stock Market Division of the Korea Exchange as published in the KOSPI, the Won to U.S. dollar exchange rates and benchmark Won borrowing interest rates.

	Dec. 31, 2000		June 30, 2001		Dec. 31, 2001		June 30, 2002		Dec. 31, 2002		June 30, 2003		Dec. 31, 2003		June 30, 2004		Dec. 31, 2004
KOSPI		504.62		595.13		693.70		742.72		627.55		669.93		810.71		785.79		895.92
(Won)/US$ exchange rates (1)	(Won)	1,267.0	(Won)	1,303.0	(Won)	1,313.5	(Won)	1,205.0	(Won)	1,186.3	(Won)	1,196.0	(Won)	1,192.0	(Won)	1,156.0	(Won)	1,035.1
Corporate bond rates (2)		8.3%		7.3%		7.2%		6.7%		5.8%		5.6%		5.7%		5.0%		3.9%
Treasury bond rates (3)		6.7%		5.9%		5.9%		5.7%		5.1%		4.2%		4.8%		4.2%		3.3%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Finance and Economy of Korea.

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

Our consolidated financial statements for the year ended December 31, 2004 included a total allowance for credit losses of (Won)2,031 billion as of that date (including allowances of (Won)226 billion with respect to guarantees and acceptances). Our total loan charge-offs, net of recoveries, amounted to W1,936 billion and our provision for credit losses amounted to (Won)694 billion (including a provision for guarantees and acceptances of (Won)43 billion) in 2004.

Valuation of Securities and Financial Instruments

We invest in various financial instruments including debt and equity securities, derivatives and investments in venture capital activities. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to determine the instrument’s effect on our consolidated financial statements.

•	Trading assets and liabilities: Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading positions are carried at fair value and recorded on a trade date basis. Trading assets and liabilities also include derivatives and foreign exchange contracts used for trading purposes that do not qualify for hedge accounting, as well as those used for other than trading purposes, all of which we carry at fair value. We recognize changes in the fair value of any of these assets and liabilities in net trading revenue as they occur. While the majority of fair value estimates for trading assets and liabilities are made based on quoted market prices, in 2004, approximately 35.4%, or (Won)3,048 billion, of the fair value of these assets and liabilities was determined using third-party broker quotations or through our discounted cash flow model. That model discounts the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment.

•	Available-for-sale debt and marketable equity securities: We classify our investments in debt and marketable equity securities as available-for-sale when we intend to hold the securities for an indeterminate period of time or when the securities may be sold from time to time to effectively manage interest rate exposure and liquidity needs. We generally designate all securities not classified as held-to-maturity securities or trading securities as available-for-sale securities. We record available-for-sale securities at fair value. For debt securities, we amortize premiums and accrete discounts using the effective interest rate method. Realized gains and losses on available-for-sale securities are determined using the specific identification method for debt securities and moving average method for equity securities. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “accumulated other comprehensive income, net of tax.” Any other-than-temporary declines in the fair value of available-for-sale securities results in the recognition of the related loss in earnings. In 2004, approximately 11.5%, or (Won)1,416 billion, of the fair value of available-for-sale debt was determined using third-party broker quotations or through our discounted cash flow model.

•	Held-to-maturity debt securities: We classify our investments in debt securities as held-to-maturity when we have the positive ability and intent to hold those securities until maturity. We record these securities at amortized cost and adjust those values for accretion and amortization of discounts and premiums. Declines in fair value of individual held-to-maturity securities below their amortized cost that are other-than-temporary result in write-downs of the securities to their fair value.

•	Non-marketable equity securities: Non-marketable equity securities, restricted stock and investments in limited partnerships do not have readily determinable fair values. To the extent we do not have significant influence over the investee, we record such securities using the cost method of accounting. Under this method, we will not change the cost basis of individual securities unless there is other-than-temporary decline in value, which results in write-downs of those securities to their fair value. The fair values of non-marketable equity securities are based on the latest obtainable net asset value of the investees, which often reflect cost or other reference events. Any changes in the information or assumptions used in obtaining the fair values could significantly affect the fair value of these investments. If we have significant influence over the operations and financial policies of the investee, we record such securities using the equity method of accounting, pursuant to which we record our equity ownership share of the net income or loss of the investee.

If available, quoted market prices provide the best indication of fair value. We determine the fair value of our securities and financial instruments using quoted market prices when available. If quoted market prices are not available, we determine the fair value based on pricing models, quoted prices of instruments with similar characteristics, discounted cash flows or the net asset value of the investee. The fair values calculated based on pricing and valuation models or the discounted cash flow analyses are subject to various assumptions used which, if changed, could significantly affect the fair values of the investments. These assumptions relate to discount rates, cash flows and certain modeling techniques, among other things.

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

Valuation Allowance for Deferred Tax Assets

As a result of the substantial losses incurred by certain of our subsidiaries, including Woori Bank, we had an aggregate of approximately (Won)2,421 billion of net operating loss carry-forwards as of December 31, 2004, which expire from 2005 to 2009. We may be able to use these net operating loss carry-forwards, as well as temporary differences in the amount of tax recorded for tax purposes and accounting purposes, to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent that it is more likely than not that deferred tax assets will not be realized. We record a benefit or expense under the income tax expense/benefit line of our income statement when there is a net change in our total deferred tax assets and liabilities in a period. In 2002 and 2003, we recorded a valuation allowance for the full amount of deferred tax assets, net of deferred tax liabilities, due to the uncertainty of the amount of our future profitability. In 2004, we reduced the valuation allowance substantially based on our expectations as of year-end regarding our future profitability and the resulting belief that it is more likely than not that we will realize a significant amount of net deferred tax assets. Principally as a result of such reduction, we recorded an income tax benefit of (Won)392 billion in 2004.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our interest and dividend income:

	Year ended December 31,						% Change
	2002		2003		2004		2002/2003	2003/2004
	(in billions of Won)
Interest and dividend income
Loans	(Won)	5,149	(Won)	5,822	(Won)	5,674	13.1%	(2.5)%
Deposits in other banks		86		73		37	(15.5)	(49.3)
Trading securities		215		202		163	(6.1)	(19.3)
Investment securities		1,458		1,378		1,319	(5.5)	(4.3)
Call loans and securities purchased under resale agreements		42		45		42	7.6	(6.7)

Total interest and dividend income		6,950		7,520		7,235	8.2	(3.8)
Interest expense
Deposits		2,700		2,743		2,579	1.6	(6.0)
Call money		38		35		30	(9.1)	(14.3)
Other borrowed funds		307		313		243	1.7	(22.4)
Secured borrowings		287		259		126	(9.7)	(51.4)
Long-term debt		659		767		831	16.4	8.3

Total interest expense		3,991		4,117		3,809	3.2	(7.5)

Net interest income	(Won)	2,959	(Won)	3,403	(Won)	3,426	15.0	0.7

Net interest margin (1)		3.07%		3.01%		2.84%	(2.0)	(5.6)

(1)	The ratio of net interest income to average interest-earning assets.

Comparison of 2004 to 2003

Interest and dividend income. Interest and dividend income decreased 3.8% from (Won)7,520 billion in 2003 to (Won)7,235 billion in 2004, primarily due to a 2.5% decrease in interest on loans. The average yields on our interest-earning assets decreased 66 basis points from 6.66% in 2003 to 6.00% in 2004, which was driven by the decline in the general levels of interest rates in Korea from 2003 to 2004. This decrease was partially offset by a 6.7% increase in the average balance of our interest-earning assets from (Won)112,950 billion in 2003 to (Won)120,513 billion in 2004, principally due to growth in our loan portfolio and our investment securities portfolio.

The 2.5% decrease in interest on loans from (Won)5,822 billion in 2003 to (Won)5,674 billion in 2004 was primarily the result of:

•	a 56.3% decrease in the average volume of our interest-earning credit card balances from (Won)3,567 billion in 2003 to (Won)1,559 billion in 2004, partially offset by an increase of 140 basis points in the average yields on such balances from 18.42% in 2003 to 19.82% in 2004; and

•	a 145 basis point decrease in the average yields of trade financing loans from 4.70% in 2003 to 3.25% in 2004, partially offset by a 5.3% increase in the average volume of such loans from (Won)6,828 billion in 2003 to (Won)7,191 billion in 2004.

The decrease in the average volume of interest-earning credit card balances was primarily a result of substantial charge-offs of delinquent balances and continued measures to reduce the overall level of outstanding credit card balances, including lower credit limits for cardholders and reduced availability of new credit card loans. The average yields for interest-earning credit card balances increased as a result of lower delinquencies and an improvement in the overall asset quality of our credit card portfolio. The decrease in the average yields for trade financing loans was primarily a result of the decline in the general levels of interest rates in Korea from 2003 to 2004.

These decreases were partially offset by increases in interest on loans resulting from:

•	an 11.1% increase in the average volume of commercial and industrial loans from (Won)39,420 billion in 2003 to (Won)43,799 billion in 2004; and

•	a 33.3% increase in the average volume of mortgage loans from (Won)3,066 billion in 2003 to (Won)4,086 billion in 2004, partially offset by a 69 basis point decrease in the average yields on such loans from 6.29% in 2003 to 5.70% in 2004.

The average volume of general purpose household loans (including home equity loans) also increased by 5.6% from (Won)26,874 billion in 2003 to (Won)28,370 billion in 2004, but the effects of this increase were mostly offset by a decrease of 28 basis points in the average yields on such loans from 6.75% in 2003 to 6.47% in 2004. The increase in the average volume of commercial and industrial loans, general purpose household loans (including home equity loans) and mortgage loans mainly reflected increased lending to small- and medium-sized enterprises and consumers due to higher loan demand and our continuing focus on providing loans to these segments. Overall, the average volume of our loans increased 5.8%, from (Won)84,867 billion in 2003 to (Won)89,786 billion in 2004, while the average yield on our loans decreased 54 basis points, from 6.86% to 6.32%, reflecting the lower interest rate environment in Korea in 2004.

Our securities portfolio consists primarily of investment securities, of which a substantial majority was debt securities issued by government-owned or -controlled enterprises or financial institutions (including the KDIC, the Bank of Korea and the Korea Development Bank). Interest and dividends on trading and investment securities decreased 6.2% from (Won)1,580 billion in 2003 to (Won)1,482 billion in 2004, primarily due to a 111 basis point decline in average yields on investment securities from 6.73% to 5.62%, which was partially offset by a 14.4% increase in the average volume of such securities from (Won)24,415 billion to (Won)27,929 billion. The decline in average yields reflected the lower interest rate environment, while the increase in average volume was primarily a result of an increase in the average volume of available-for-sale securities resulting from the allocation of increased deposit funding to purchases of these securities.

Interest Expense. Interest expense decreased 7.5% from (Won)4,117 billion in 2003 to (Won)3,809 billion in 2004, primarily due to a 6.0% decrease in interest expense on deposits, a 51.4% decrease in interest expense on secured borrowings and a 22.4% decrease in other borrowed funds. The average cost of our interest-bearing liabilities decreased 46 basis points from 3.78% to 3.32%, which was driven by the decline in the general levels of interest rates in Korea from 2003 to 2004. This decrease was partially offset by a 5.3% increase in the average balance of our interest-bearing liabilities from (Won)109,015 billion in 2003 to (Won)114,752 billion in 2004, principally due to increased deposits and long-term debt.

The 6.0% decrease in interest expense on deposits from (Won)2,743 billion in 2003 to (Won)2,580 billion in 2004 was primarily the result of a 69 basis point decrease in the average cost of time deposits (other than certificate of deposit accounts) from 4.52% in 2003 to 3.83% in 2004, partially offset by a 5.8% increase in the average volume of such deposits from (Won)48,159 billion in 2003 to (Won)50,936 billion in 2004. This decrease was also partially offset by a 174.2% increase in the average volume of certificate of deposit accounts from (Won)1,716 billion in 2003 to (Won)4,705 billion in 2004, which in turn was partially offset by a decrease of 25 basis points in the average cost of such deposits from 4.37% to 4.12%. Overall, the average cost of our deposits decreased by 42 basis points from 3.41% in 2003 to 2.99% in 2004, principally due to the lower interest rate environment, while the average volume of our deposits increased by 7.4% from (Won)80,455 billion to (Won)86,416 billion primarily due to increased overall demand for bank deposit products (principally certificate of deposit accounts and other time deposits) in Korea, as well as improvements in our marketing capability for such products.

Under U.S. GAAP, transfers of assets through securitizations where control of the assets has not been surrendered are not treated as sale transactions. Instead, the assets remain on our balance sheet, and the securitization proceeds are accounted for as secured borrowings. The 51.4% decrease in interest expense on secured borrowings from (Won)259 billion in 2003 to (Won)126 billion in 2004 was due to a 51.7% decrease in the average volume of such borrowings from (Won)4,995 billion in 2003 to (Won)2,415 billion in 2004, which resulted primarily from the maturity of existing borrowings and a decrease in new borrowings.

The 22.4% decrease in interest expense on other borrowed funds, which consist primarily of short-term borrowings from other banks, borrowings from our trust accounts, short-term debentures and borrowings from the Bank of Korea, from (Won)313 billion in 2003 to (Won)243 billion in 2004 was mainly due to a 93 basis point decrease in the average cost of short-term borrowings (other than from the Bank of Korea) from 3.49% in 2003 to 2.56% in 2004, partially offset by a 3.8% increase in the average volume of such borrowings from (Won)8,024 billion in 2003 to (Won)8,328 billion in 2004. The increase in the average volume of such short-term borrowings was primarily due to our increased use of short-term borrowings to take advantage of the lower cost of such borrowings, while the decrease in the average cost of such short-term borrowings was primarily due to the lower interest rate environment.

The decreases in interest expense on deposits, secured borrowings and other borrowed funds were partially offset by an 8.3% increase in interest expense on long-term debt from (Won)767 billion in 2003 to (Won)831 billion in 2004, which was attributable to an increase in the average volume of such debt. The average volume of our long-term debt increased 16.3% from (Won)13,157 billion in 2003 to (Won)15,301 billion in 2004, due to our efforts to increase stable funding sources. This increase was partially offset by a 40 basis point decrease in the average cost of our long-term debt from 5.83% in 2003 compared to 5.43% in 2004, due primarily to the lower interest rate environment and as we replaced maturing long-term debt with lower cost long-term debt.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 3.01% in 2003 to 2.84% in 2004, as the increase in the average volume of our interest-earning assets outpaced the increase in our net interest income. The average volume of our interest-earning assets increased 6.7% from (Won)112,950 billion in 2003 to (Won)120,513 billion in 2004, while net interest income remained relatively stable at (Won)3,426 billion in 2004 compared to (Won)3,403 billion in 2004. The growth in average interest-earning assets outpaced a 5.3% increase in the average balance of our interest-bearing liabilities from (Won)109,015 billion in 2003 to (Won)114,752 billion in 2004, while the decrease in interest and dividend income was substantially matched by a decrease in interest expense. However, net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, declined from 2.88% in 2003 to 2.68% in 2004. The decline in net interest spread reflected a larger decline in the average yield on interest-earning assets from 2003 to 2004, which was accelerated by the replacement of high-yield credit card balances with lower-yielding investment securities (partially offset by the effects of average volume increases in higher margin segments such as general purpose household loans), compared to the decline in the average cost of interest-bearing liabilities between the two periods, particularly for certificate of deposit accounts and long-term debt where growth in average volume was relatively large.

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

Interest and dividends on trading and investment securities decreased 5.6% from (Won)1,673 billion in 2002 to (Won)1,580 billion in 2003, primarily due to a 95 basis point decline in average yields on investment securities from 7.42% to 6.47%, which was partially offset by a 8.3% increase in the average volume of such securities from (Won)22,543 billion to (Won)24,415 billion. The decline in average yields reflected the lower interest rate environment, while the increase in average volume was primarily as a result of an increase in the average volume of available-for-sale securities resulting from the allocation of increased deposit funding to purchases of these securities.

Interest Expense. Interest expense increased 3.2% from (Won)3,991 billion for 2002 to (Won)4,117 billion for 2003, primarily due to a 16.4% increase in interest expense on long-term debt and a 1.6% increase in interest expense on deposits. The average balance of interest-bearing liabilities increased 16.8% from (Won)93,383 billion in 2002 to (Won)109,015 billion in 2003, principally due to increased deposits and long-term debt, which was partially offset by a decline of 49 basis points in the average cost of those liabilities from 4.27% to 3.78%.

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

Interest expense on other borrowed funds remained relatively stable at (Won)313 billion in 2003 compared to (Won)307 billion in 2002. The average volume of other borrowed funds increased 18.7% from (Won)7,858 billion in 2002 to (Won)9,331 billion in 2003, principally due to our increased use of short-term borrowings to take advantage of the lower cost of such borrowings. This increase was offset by a 56 basis point decrease in the average cost of such borrowings from 3.91% to 3.35% primarily due to the lower interest rate environment.

Net interest margin. Our overall net interest margin decreased from 3.07% in 2002 to 3.01% in 2003, as the increase in the average volume of our interest-earning assets outpaced the increase in our net interest income. The average volume of our interest-earning assets increased 17.1% from (Won)96,485 billion to (Won)112,950 billion, while net interest income increased at a slightly lesser rate of 15.9% from (Won)2,959 billion to (Won)3,403 billion. The growth in average interest-earning assets was matched by a 16.7% increase in average interest-bearing liabilities from (Won)93,383 billion in 2002 to (Won)109,015 billion in 2003, while the increase in interest and dividend income outpaced the increase in interest expense, resulting in the growth in net interest income. However, net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, declined from 2.93% in 2002 to 2.88% in 2003. The decline in net interest spread reflected a larger decline in the average yield on interest-earning assets from 2002 to 2003, which was accelerated by the increase in non-accrual loans (partially offset by the effects of average volume increases in commercial and industrial loans and in higher margin segments such as consumer loans, as well as an increase in average yields on interest-earning credit card balances), compared to the decline in the average cost of interest-bearing liabilities between the two periods, particularly for long-term debt and time deposits where growth in average volume was the largest.

Provision for Loan Losses

We use provisions for loan losses to bring our allowance for loan losses to a level we deem appropriate. For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.”

Comparison of 2004 to 2003

Our provision for loan losses decreased from (Won)2,313 billion in 2003 to (Won)652 billion in 2004 primarily as a result of an improvement in the asset quality of our credit card portfolio, as reflected in a decrease in delinquency rates and non-performing loans, and continued decline in our outstanding credit card balances due to charge-offs and our efforts to limit the growth of these assets.

This decrease was partially offset by higher provisions in respect of our corporate loan portfolio, particularly small- and medium-sized enterprise loans, and our consumer loans. The higher provisions with respect to such loans were primarily due to the increase in the outstanding volume of such loans and, in the case of consumer loans, an overall deterioration in asset quality in 2004 compared to 2003.

Our loan charge-offs, net of recoveries, decreased 45.3% from (Won)3,542 billion in 2003 to (Won)1,936 billion in 2004. This decrease was attributable mainly to a (Won)1,040 billion decrease in net charge-offs of allowance relating to loans sold and a (Won)409 billion decrease in net charge-offs of outstanding credit card balances, which were partially offset by a (Won)55 billion increase in net charge-offs of consumer loans. Our charge-offs of allowance relating to loans sold decreased as we sold (Won)1,840 billion of mainly non-performing corporate loans during 2004, compared to sales of (Won)3,015 billion of loans during 2003, as part of our continuing effects to enhance the overall asset quality of our corporate loan portfolio. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Sales of Non-Performing Loans.” The decrease in net charge-offs of credit card balances reflected the improvement in the asset quality of our credit card portfolio. The increase in net charge-offs of consumer loans reflected the deterioration in the asset quality of our consumer loan portfolio. Despite higher net charge-offs, overdue balances in our consumer loan portfolio increased 49.5% from (Won)1,048 billion as of December 31, 2003 to (Won)1,567 billion as of December 31, 2004, which, together with the growth in outstanding volume, resulted in higher provisioning for our consumer loans.

Our provisions with respect to guarantees and acceptances decreased from (Won)201 billion for 2003 to (Won)43 billion for 2004. This decrease resulted primarily from provisions recorded in 2003 in respect of loan commitments to LG Card, which were not reported in 2004.

Our other provisions changed from (Won)102 billion for 2003 to a reversal of provision of (Won)6 billion for 2004. This resulted primarily from a decrease in repurchase obligations in respect of loans previously sold with recourse to KAMCO, which led to a decrease in provisions for such obligations.

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

Our loan charge-offs, net of recoveries, increased 88.1% from (Won)1,883 billion for 2002 to (Won)3,542 billion for 2003 primarily due to a (Won)953 billion increase in net charge-offs relating to credit card balances and a (Won)689 billion increase in net charge-offs of allowance relating to loans sold. Our charge-offs of credit card balances increased principally as a result of significant deterioration in the asset quality of our existing credit card portfolio. In addition to increased net charge-offs of credit card balances and consumer loans, increases in consumer loans, particularly general purpose household loans, and increased overdue balances in our credit card portfolio, which increased 85.8% from (Won)702 billion as of December 31, 2002 to (Won)1,304 billion as of December 31, 2003, resulted in higher provisioning for our consumer credit operations. In addition, our charge-offs of allowance relating to loans sold increased as we sold (Won)3,015 billion of mainly non-performing corporate loans during 2003, compared to sales of (Won)1,859 billion of loans during 2002, as part of our efforts to enhance the overall asset quality of our corporate loan portfolio. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Sales of Non-Performing Loans.” Partially as a result of these disposals, impaired corporate loans decreased 45.9% from (Won)6,262 billion as of December 31, 2002 to (Won)3,387 billion as of December 31, 2003.

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

Allowance for Loan Losses

We seek to maintain our allowance for loan losses at a level that we believe is sufficient to absorb estimated probable losses inherent in our loan portfolio, based on our continuing review and evaluation of that portfolio. As of December 31, 2004, our coverage ratio, which is the ratio of our total allowance to non-performing loans, was 87.2%. For a discussion of allowance for loan losses, see “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Allocation of Allowances for Loan Losses.”

Corporate Loans. We establish specific allowances for loan losses for corporate loans based on whether a particular loan is impaired or not. In addition, we establish an allowance for loan losses for corporate loans that are not deemed to be impaired using an expected loss methodology, which takes into account the default probability and the potential severity of any resulting loss. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” The following table shows, for the periods indicated, certain information regarding our impaired and non-performing corporate loans:

	As of December 31,
	2002	2003	2004
Impaired corporate loans as a percentage of total corporate loans	13.06%	6.27%	4.62%
Non-performing corporate loans as a percentage of total corporate loans	6.50	2.83	2.60
Allowance for loan losses for corporate loans as a percentage of total corporate loans	6.24	2.69	2.44
Allowance for loan losses for corporate loans as a percentage of impaired corporate loans	47.78	42.86	52.84
Allowance for loan losses for corporate loans as a percentage of non-performing corporate loans	95.94	95.14	94.06
Net charge-offs as a percentage of total corporate loans	3.05	3.87	1.45

During 2004, impaired and non-performing corporate loans and the level of allowance for loan losses for corporate loans, in each case as a percentage of total corporate loans, as well as the level of allowance for loan losses for corporate loans as a percentage of non-performing corporate loans, decreased due to the growth of our corporate loan portfolio and an overall improvement in the asset quality of our corporate loans. However, the level of allowance for loan losses for corporate loans as a percentage of impaired corporate loans increased as a result of the deterioration in the asset quality of small- and medium-sized enterprise loans due to an increase in new delinquencies.

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

Consumer Credits. For consumer credits (including consumer loans and outstanding credit card balances), we establish allowances for loan losses using expected loss methodology, based primarily on our historical loss experience. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” For additional information with respect to the asset quality of our consumer credit portfolio, see “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio.”

The following table shows, for the periods indicated, certain information regarding our non-performing loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2002	2003	2004
Non-performing consumer loans as a percentage of total consumer loans (1)	0.60%	1.30%	1.53%
Allowance for loan losses for consumer loans as a percentage of total consumer loans (1)	0.47	0.86	0.85
Allowance for loan losses for consumer loans as a percentage of non-performing consumer loans (1)	78.52	66.32	55.37
Net charge-offs of consumer loans as a percentage of total consumer loans (1)	0.03	0.27	0.41

(1)	Excludes credit card balances.

During 2004, despite higher net charge-offs, non-performing consumer loans as a percentage of total consumer loans increased due to continuing increases in delinquencies in the consumer loan portfolio, the effects of which were partially offset by the growth in such portfolio. Despite such increase, the level of allowance for loan losses for consumer loans as a percentage of total consumer loans remained relatively stable, while the level of allowance for loan losses for consumer loans as a percentage of non-performing consumer loans decreased, reflecting an improved overall mix of non-performing consumer loans, including as a result of higher charge-offs of delinquent consumer loans, which led to the increase in net charge-offs as a percentage of total consumer loans.

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

The following table shows, for the periods indicated, certain information regarding our non-performing credit card balances:

	As of December 31,
	2002	2003	2004
Non-performing credit card balances as a percentage of total credit card balances	4.70%	16.97%	5.92%
Allowance for loan losses for credit card balances as a percentage of total credit card balances	10.23	28.25	7.92
Allowance for loan losses for credit card balances as a percentage of non-performing credit card balances	217.64	166.49	133.94
Net charge-offs as a percentage of total credit card balances	6.46	34.50	46.71

During 2004, as a result of significant charge-offs and the resulting improvement in the overall asset quality of our credit card portfolio, non-performing credit card balances and the level of allowance for loan losses for credit card balances, in each case as a percentage of total credit card balances, decreased. The level of allowance for loan losses for credit card balances as a percentage of non-performing credit card balances also decreased as a result of the large amount of charge-offs of delinquent credit card balances in 2004, which led to a significant increase in net charge-offs as a percentage of total credit card balances.

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

Non-Interest Income

The following table sets forth for the periods indicated the components of our non-interest income:

	Year ended December 31,						% Change
	2002		2003		2004		2002/2003	2003/2004
	(in billions of Won)
Fees and commission income	(Won)	1,105	(Won)	1,087	(Won)	1,079	(1.6)%	(0.7)%
Net trading revenue		265		111		436	(58.1)	292.8
Trust fees, net		62		45		40	(27.4)	(11.1)
Net gain (loss) on investment securities (1)		35		(83)		127	N/M	N/M
Other non-interest income		317		275		271	(13.2)	(1.5)

Total non-interest income	(Won)	1,784	(Won)	1,435	(Won)	1,953	(19.6)	36.1

(1)	N/M = not meaningful.

Comparison of 2004 to 2003

Non-interest income increased 36.1% from (Won)1,435 billion in 2003 to (Won)1,953 billion in 2004. This increase was primarily attributable to a (Won)325 billion increase in net trading revenue from (Won)111 billion in 2003 to (Won)436 billion in 2004 and a (Won)127 billion net gain on investment securities in 2004 compared to a (Won)83 billion net loss in 2003.

Net trading revenue represents net realized and unrealized gains (or losses) on securities and derivatives in our trading portfolio. The 292.8% increase in net trading revenue was primarily the result of a net gain on debt securities of (Won)107 billion in 2004 compared to a net loss on such securities of (Won)46 billion in 2003. This change was due to losses of (Won)85 billion on debt securities of LG Card in 2003, which did not recur in 2004. This increase was enhanced by a net gain on derivatives instruments of (Won)77 billion in 2004 compared to a net loss on such instruments of (Won)67 billion in 2003. This change was due to losses on foreign exchange forwards sold that we had entered into in the fourth quarter of 2003, which did not recur in 2004.

Net gain (loss) on investment securities represents net realized gains (or losses) and impairment losses on securities in our investment portfolio. The change from a net loss on investment securities in 2003 to a net gain in 2004 resulted primarily from a (Won)107 billion net gain on equity securities in 2004 compared to a (Won)11 billion net loss on such securities in 2003, as a result of improved trading market conditions in Korea. The effect of this change was enhanced by an 80.4% decrease in net loss on debt securities from (Won)116 billion in 2003 to (Won)23 billion in 2004, due mainly to (Won)121 billion of impairment losses on our holdings of investment securities of LG Card in 2003, which did not recur in 2004.

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

The 58.1% decrease in net trading revenue was primarily the result of a net loss on debt securities of (Won)46 billion in 2003 compared to a net gain on such securities of (Won)105 billion in 2002. This change was due to losses of (Won)85 billion on debt securities of LG Card within our trading portfolio in 2003. This decrease was enhanced by a net loss on derivatives instruments of (Won)67 billion in 2003 compared to a net gain on such instruments of (Won)68 billion in 2002. This change was due to the depreciation of the Won against the Dollar in the fourth quarter of 2003, which resulted in losses on foreign exchange forwards sold that we had entered into in the same period. The effect of these changes was partially offset by a (Won)105 billion increase in net gain on foreign exchange contracts.

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

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense:

	Year ended December 31,						% Change
	2002		2003		2004		2002/2003	2003/2004
	(in billions of Won)
Salaries and employee benefits	(Won)	722	(Won)	865	(Won)	978	19.8%	13.1%
Other administrative expenses		840		742		778	(11.7)	4.9
Fees and commissions		454		336		243	(26.0)	(27.7)
Depreciation and amortization		228		266		268	16.7	0.8
Other non-interest expenses		335		427		541	27.5	26.7

Total non-interest expense	(Won)	2,579	(Won)	2,636	(Won)	2,808	2.2	6.5

Comparison of 2004 to 2003

Non-interest expense increased 6.5% from (Won)2,636 billion in 2003 to (Won)2,808 billion in 2004. This increase was primarily due to:

•	a (Won)114 billion increase in other non-interest expenses from (Won)427 billion in 2003 to (Won)541 billion in 2004;

•	a (Won)113 billion increase in salaries and employee benefits from (Won)865 billion in 2003 to (Won)978 billion in 2004; and

•	a (Won)36 billion increase in other administrative expenses from (Won)742 billion in 2003 to (Won)778 billion in 2004.

These increases were partially offset by a (Won)93 billion decline in fees and commissions from (Won)336 billion in 2003 to (Won)243 billion in 2004.

Other non-interest expense consists of loss on sales of loans, loss on disposal of premises and equipment, and various other items. The 26.7% increase in other non-interest expense was mainly due to (Won)40 billion of losses recorded in 2004 in connection with an embezzlement of funds by an employee of Woori Credit Card prior to its merger with Woori Bank as well as (Won)34 billion of losses relating to the termination of outstanding contracts of Woori Credit Card in connection with such merger.

The 13.1% increase in salaries and employee benefits resulted mainly from increased salary and bonus levels, principally at Woori Bank.

Other administrative expenses consist mainly of rent, outside service fees and advertising expenses. The 4.9% increase in other administrative expenses was mainly due to a (Won)35 billion increase in outside service fees relating to outsourced information and technology services stemming from upgraded operating systems.

Fees and commission expenses consist primarily of fees paid on remittances and collections, fees paid on credit cards and fees paid on letters of credit. The 27.7% decrease in fees and commission expenses was primarily due to a (Won)82 billion decrease in fees paid on remittances and collections, which was attributable mainly to a decline in the volume of securitized assets that we continue to manage and the resulting decrease in fees for outsourced collection services.

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

The 27.5% increase in other non-interest expense was mainly due to a (Won)70 billion increase in insurance fees on deposits and a (Won)21 billion increase in contribution to credit guarantee funds. These increases were partially offset by a (Won)25 billion decrease in losses on disposal of premises and equipment and a (Won)38 billion decrease in losses on sales of loans, which in 2002 was attributable principally to the sale of loans to KAMCO.

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

The 11.7% decrease in other administrative expenses was mainly due to a (Won)83 billion decrease in outside service fees and a (Won)15 billion decrease in advertising costs.

Income Tax Expense (Benefit)

Only a small portion of our income tax expense constitutes income taxes actually paid by our subsidiaries and us. Because certain of our subsidiaries, including Woori Bank, have significant net operating loss carry-forwards relating to their operations prior to our acquisition of those subsidiaries, the substantial majority of our income tax expense is applied, in effect, to reduce our deficit equity, which is a component of our additional paid-in capital. This accounting treatment will be allowed with respect to the income tax expense of those subsidiaries so long as pre-acquisition net operating loss carry-forwards remain with respect to those subsidiaries. Certain of our subsidiaries also have significant post-acquisition net operating loss carry-forwards. Based on our internal estimates of our future profits, we establish a valuation allowance to the extent that it is more likely than not that such carry-forwards and other deferral tax assets will not be realized. Increases or decreases in such valuation allowance are recorded as income tax expense or benefit, respectively. See Note 32 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2004 to 2003

Income tax expense changed from an expense of (Won)254 billion in 2003 to a benefit of (Won)392 billion in 2004, despite the change in income before income taxes from a loss of (Won)414 billion in 2003 to income of (Won)1,882 billion in 2004. The change in income tax expense resulted primarily from a substantial decrease in valuation allowance for net operating loss carry-forwards, which is recorded as part of income tax expense, due to the fact that we believed it was more likely than not that we will realize a significant amount of net deferred tax assets, based on our expectations as of year-end 2004 regarding our future profitability. See “—Critical Accounting Estimates—Valuation Allowance for Deferred Tax Assets.”

Comparison of 2003 to 2002

Income tax expense decreased (Won)109 billion from (Won)363 billion for 2002 to (Won)254 billion for 2003, principally as a result of the change from net income to a net loss between the two periods. The statutory tax rate was 29.7% in 2002 and 2003, and our effective tax rate was 54.6% in 2002. Our effective tax rate in 2002 was higher than our statutory rate, and we had income tax expense in 2003 despite a net loss, principally as a result of an increase in valuation allowance for net operating loss carry-forwards, which is recorded as part of income tax expense, as a result of an increase in allowance for loan losses recognized as a deferred tax asset.

Income from Discontinued Operations After Tax

Comparison of 2004 to 2003

We had no income from discontinued operations in 2003 and 2004.

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

Net Income (Loss)

Due to the factors described above, our net income in 2004 was (Won)2,335 billion, compared to a net loss of (Won)672 billion in 2003 and net income of (Won)1,014 billion in 2002.

Results under Korean GAAP by Principal Business Segment

We compile and analyze financial information for our business segments based upon our internal management accounts, which are prepared in accordance with Korean GAAP. Under Korean GAAP, we currently have six operational business segments: Woori Bank, Kyongnam Bank, Kwangju Bank, credit card operations, securities brokerage services. Prior to 2004, we had five business segments. In October and December 2004, we acquired a 27.3% controlling voting interest in LGIS, as a result of which LGIS became a consolidated subsidiary under Korean GAAP (but not under U.S. GAAP) effective December 24, 2004. Accordingly, securities brokerage services was added as a separate segment in 2004 and includes the former operations of Woori Securities (which was merged with LGIS in March 2005) and of LGIS after the date it became a consolidated subsidiary. We have restated our segment information for years prior to 2004 to reflect the addition of the securities brokerage services segment. Because LGIS did not become a consolidated subsidiary until December 24, 2004, the income statement data presented below for the securities brokerage services segment for 2004 does not reflect most of the results of operations of LGIS for that year.

The credit card operations segment comprises the former operations of Woori Credit Card, which was merged into Woori Bank in March 2004. Accordingly, the segment information appearing below for Woori Bank does not include the credit card operations it acquired as a result of this merger. However, the segment information for Woori Bank for all periods presented includes the former operations of Woori Investment Bank, which was merged into Woori Bank in August 2003.

The following table shows, for the periods indicated, our results of operations by segment:

	Net income (loss) (1) Year ended December 31,						Total operating income (2) Year ended December 31,

	2002		2003		2004		2002		2003		2004
	(in billions of Won)
Woori Bank	(Won)	768	(Won)	1,346	(Won)	1,787	(Won)	7,631	(Won)	8,490	(Won)	11,480
Kyongnam Bank		82		85		109		790		790		793
Kwangju Bank		75		57		72		593		600		613
Credit card operations		(151)		(1,321)		(258)		921		995		601
Securities brokerage service		29		(13)		—		224		164		179
Other		486		222		1,331		1,229		752		1,897

Total (3)	(Won)	1,289	(Won)	376	(Won)	3,041	(Won)	11,388	(Won)	11,791	(Won)	15,627

(1)	After deduction of income tax and minority interest allocated among each segment.
(2)	Comprises interest and dividend income, non-interest income, extraordinary gain and reversal of credit loss and other allowances.
(3)	Before eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Woori Bank

Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. The Woori Bank segment also includes the historical operations of Woori Investment Bank, which was a nationwide merchant bank in Korea whose principal business activities included short-term financing and lease financing. We merged Woori Investment Bank with Woori

Bank in August 2003. However, the Woori Bank segment does not include the credit card operations of Woori Bank acquired as a result of its merger with Woori Credit Card in March 2004, which are reported as a separate business segment.

	Year ended December 31,						% Change
	2002		2003		2004 (1)		2002/2003	2003/2004
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	5,078	(Won)	5,846	(Won)	5,694	15.1%	(2.6)%
Interest expense		2,847		2,900		2,847	1.9	(1.8)
Provision for loan losses, guarantees and acceptances		1,289		808		553	(37.3)	(31.6)
Non-interest income		2,553		2,643		5,759	3.5	117.9
Non-interest expense including depreciation and amortization.		2,899		3,328		6,658	14.8	100.1
Extraordinary gain		—		—		—	—	—
Net income (loss) before tax and minority interest		596		1,453		1,395	143.8	(4.0)
Income tax expense (benefit) (2)		(175)		105		(393)	N/M	N/M
Minority interest		3		2		1	(33.3)	(50.0)

Net income	(Won)	768	(Won)	1,346	(Won)	1,787	75.1	32.8

Net interest margin		3.1%		3.2%		3.0%

(1)	Under Korean GAAP, effective from 2004, the difference between the book value of a loan and the proceeds received in connection with a sale of such loan was recognized as non-interest income or non-interest expense. In prior periods, such difference was adjusted through a decrease or an increase in the provision for loan losses. In 2004, non-interest income and non-interest expense recognized through the sale of loans amounted to (Won)32 billion and (Won)167 billion, respectively.
(2)	N/M = not meaningful.

Comparison of 2004 to 2003

Our net income before tax and minority interest expense for this segment decreased 4.0% from (Won)1,453 billion in 2003 to (Won)1,395 billion in 2004. In 2004, Woori Bank recognized additional deferred tax assets under Korean GAAP, which resulted in income tax benefit and a positive effect on net income after tax in that year. Accordingly, net income after tax increased 32.8% from (Won)1,346 billion in 2003 to (Won)1,787 billion in 2004.

Interest and dividend income from our Woori Bank operations decreased 2.6% from (Won)5,846 billion in 2003 to (Won)5,694 billion in 2004, primarily due to (Won)325 billion of income recognized in 2003 as a result of the dissolution of our Hanvit special purpose entities, which did not recur in 2004, and an overall decrease in average yields on interest-earning assets, which was partially offset by an increase in average lending volumes. The decline in average yields on interest-earning assets was attributable mainly to the general decline in market rates in Korea from 2003 to 2004. The average volume of Woori Bank’s loans (excluding credit card receivables) on a non-consolidated basis increased 14.8% from (Won)65,944 billion in 2003 to (Won)75,698 billion in 2004, with the majority of this increase resulting from increases in the average volumes of loans to small- and medium-sized enterprises, general purpose household loans (including home equity loans) and mortgage loans, reflecting increased demand for these loan products.

Interest expense decreased 1.8% from (Won)2,900 billion in 2003 to (Won)2,847 billion in 2004. The decrease in interest expense was primarily due to a decrease in the average cost of interest-bearing liabilities resulting from the lower interest rate environment and as Woori Bank replaced maturing debentures with lower cost debentures. These decreases were partially offset by an 8.8% increase in the average volume of interest-bearing liabilities on a non-consolidated basis from (Won)66,496 billion in 2003 to (Won)92,338 billion in 2004, which was attributable mainly to an increase in the average volume of deposits (principally certificate of deposit accounts and other time deposits) reflecting increased demand for such products in Korea, as well as an increase in the average volume of long-term debt due to Woori Bank’s efforts to increase stable funding sources.

Net interest income decreased 3.4% from (Won)2,946 billion in 2003 to (Won)2,847 billion in 2004. The decrease in net interest income reflected a decrease in net interest spread, which in turn resulted from a larger decrease in the average yield on interest-earning assets from 2003 to 2004 compared to the decrease in the average cost of interest-bearing liabilities, particularly for certificate of deposit accounts and long-term debt where growth in average volume was relatively large.

Provision for loan losses, guarantees and acceptances decreased 31.6% from (Won)808 billion in 2003 to (Won)553 billion in 2004. The decrease was primarily attributable to a decrease in provisions in respect of Woori Bank’s corporate loan portfolio due to the improvement in its overall asset quality in 2004 compared to 2003, including as a result of continued sales of non-performing corporate loans. This decrease was partially offset by increased provisions due to the growth in, and a decline in the overall asset quality of, Woori Bank’s lending to small- and medium-sized enterprises and its consumer loan portfolio.

Non-interest income increased 117.9% from (Won)2,643 billion in 2003 to (Won)5,759 billion in 2004 primarily due to growth in fee income from bancassurance and guarantees, as well as increased gains on derivatives trading and foreign exchange trading. These increases were partially offset by a decrease in recoveries of impairment loss previously recognized on investment securities.

Non-interest expense, including depreciation and amortization, increased 100.1% from (Won)3,328 billion in 2003 to (Won)6,658 billion in 2004 primarily as a result of increased losses on derivatives trading, increased losses on foreign exchange trading, increased administrative expenses, including fees for outsourced information and technology services, and increased salary and bonus levels.

Comparison of 2003 to 2002

Our net income before tax and minority interest expense for this segment increased 143.8% from (Won)596 billion in 2002 to (Won)1,453 billion in 2003. In 2002, Woori Bank recognized additional deferred tax assets under Korean GAAP, which resulted in income tax benefit and a positive effect on net income after tax in that year. Accordingly, net income after tax increased 75.3% from (Won)768 billion in 2002 to (Won)1,346 billion in 2003.

Interest and dividend income from our Woori Bank operations increased 15.1% from (Won)5,078 billion in 2002 to (Won)5,846 billion in 2003, primarily due to recognition of interest and dividend income of (Won)325 billion as a result of the dissolution of our Hanvit special purpose entities in 2003 and an increase in average lending volumes, which was partially offset by an overall decrease in average yields on interest-earning assets. The average volume of Woori Bank’s loans on a non-consolidated basis increased 24.1% from (Won)53,123 billion in 2002 to (Won)65,944 billion in 2003, with the majority of this increase resulting from increases in the average volumes of loans to small- and medium-sized enterprises, mortgage and home equity loans and general purpose household loans, reflecting increased demand for these loan products. The decline in average yields on interest-earning assets was attributable mainly to the general decline in market rates in Korea from 2002 to 2003, increased competition among Korean banks to lend to the small- and medium-sized enterprises and consumers and an increase in delinquencies in such loans.

Interest expense increased 1.9% from (Won)2,847 billion in 2002 to (Won)2,900 billion in 2003. The increase in interest expense was primarily a result of a 18.2% increase in the average volume of Woori Bank’s deposits on a non-consolidated basis from (Won)56,266 billion in 2002 to (Won)66,496 billion in 2003, due to increased overall demand for bank deposit products in Korea and increased marketing. The increase in interest expense resulting from the increased volume of interest-bearing liabilities was partially offset by a decrease in the average cost of interest-bearing liabilities resulting from the lower interest rate environment and as Woori Bank replaced maturing debentures with lower cost debentures and decreased the use of short-term borrowings.

Net interest income increased 32.0% from (Won)2,231 billion in 2002 to (Won)2,946 billion in 2003. The increase in net interest income reflected an increase in net interest spread, which in turn resulted from a larger decrease in the average cost of interest-bearing liabilities from 2002 to 2003, particularly for time and savings deposits and debentures where growth in average volume was largest, compared to the decrease in the average yield on interest-earning assets.

Provision for loan losses, guarantees and acceptances decreased 37.3% from (Won)1,289 billion in 2002 to (Won)808 billion in 2003. The decrease was primarily attributable to a decrease in provisions in respect of Woori Bank’s corporate loan portfolio due to the improvement in its overall asset quality in 2003 compared to 2002, including as a result of sales of non-performing corporate loans. This decrease was partially offset by increased provisions due to the growth in, and a decline in the overall asset quality of, Woori Bank’s lending to small- and medium-sized enterprises and additional provisions in respect of its loans to specific corporate borrowers including SK Networks, as well as increased provisions in respect of Woori Bank’s consumer loan portfolio, primarily due to increases in the average volume of such loans. The full year impact of increased minimum provisioning ratios for consumer loans required under new regulations promulgated by the Financial Supervisory Service in May 2002 also contributed to the increase.

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

	Year ended December 31,						% Change
	2002		2003		2004		2002/2003	2003/2004
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	576	(Won)	654	(Won)	657	13.5%	0.5%
Interest expense		346		356		315	2.9	(11.5)
Provision for loan losses, guarantees and acceptances		126		128		101	1.6	(21.1)
Non-interest income		214		136		134	(36.4)	(1.5)
Non-interest expense including depreciation and amortization		236		251		263	6.4	4.8

Net income (loss) before tax and minority interest		82		55		112	(32.9)	103.6
Income tax expense (benefit) (1)		—		(30)		3	N/M	N/M
Minority interest		—		—		—	—	—

Net income	(Won)	82	(Won)	85	(Won)	109	3.7	28.2

(1)	N/M = not meaningful.

Comparison of 2004 to 2003

Our net income before tax and minority interest expense for this segment increased 103.6% from (Won)55 billion in 2003 to (Won)112 billion in 2004. In 2003, Kyongnam Bank recognized additional deferred tax assets under Korean GAAP, which resulted in income tax benefit and a positive effect on net income after tax in that year. Accordingly, net income after tax increased 28.2% from (Won)85 billion in 2003 to (Won)109 billion in 2004.

Interest and dividend income from our Kyongnam Bank operations remained relatively stable at (Won)657 billion in 2004 compared to (Won)654 billion in 2003. The average volume of Kyongnam Bank’s loans increased 5.9% from (Won)6,433 billion in 2003 to (Won)6,813 billion in 2004, with substantially all of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises and general purpose household loans, reflecting increased demand for, and Kyongnam Bank’s continued focus on providing, these loan products. The increase in interest income resulting mainly from the increased volume of interest-earning assets was offset by a decline in the average yields on interest-earning assets resulting from the general decline in market rates in Korea from 2003 to 2004.

Interest expense decreased 11.5% from (Won)356 billion in 2003 to (Won)315 billion in 2004. The decrease in interest expense resulted principally from a decline in the average cost of interest-bearing liabilities due to the lower interest rate environment. This decrease was partially offset by a 4.3% increase in the average volume of deposits from (Won)8,145 billion in 2003 to (Won)8,494 billion in 2004, primarily as a result of increased overall demand for particular types of bank deposit products such as time deposits in Korea.

Provision for loan losses, guarantees and acceptances decreased 21.1% from (Won)128 billion in 2003 to (Won)101 billion in 2004 primarily due to an improvement in the asset quality of Kyongnam Bank’s consumer and small- and medium-sized enterprise loan portfolios, which was partially offset by increased lending volumes.

Non-interest income remained relatively stable at (Won)134 billion in 2004 compared to (Won)136 billion in 2003.

Non-interest expense, including depreciation and amortization, increased 4.8% from (Won)251 billion in 2003 to (Won)263 billion in 2004, primarily due to an increase in administrative expenses, partially offset by a decrease in impairment losses on investment securities.

Comparison of 2003 to 2002

Our net income before tax and minority interest expense for this segment decreased 32.9% from (Won)82 billion in 2002 to (Won)55 billion in 2003. In 2003, Kyongnam Bank recognized additional deferred tax assets under Korean GAAP, which resulted in income tax benefit and a positive effect on net income after tax in that year. Accordingly, net income after tax increased 3.7% from (Won)82 billion in 2002 to (Won)85 billion in 2003.

Interest and dividend income from our Kyongnam Bank operations increased 13.5% from (Won)576 billion in 2002 to (Won)654 billion in 2003, primarily due to an increase in average lending volumes as a result of greater demand for loans. The average volume of Kyongnam Bank’s loans increased 16.2% from (Won)5,538 billion in 2002 to (Won)6,433 billion in 2003, with substantially all of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises and general purpose household loans, reflecting increased demand for, and Kyongnam Bank’s continued focus on providing, these loan products. The increase in interest income resulting from the increased volume of interest-earning assets was partially offset by a decline in the average yields on interest-earning assets resulting from the general decline in market rates in Korea from 2002 to 2003, as well as increased competition among Korean banks to lend to small- and medium-sized enterprises and consumers and an increase in delinquencies in such loans.

Interest expense increased 2.9% from (Won)346 billion in 2002 to (Won)356 billion in 2003. The increase in interest expense resulted principally from a 19.6% increase in the average volume of deposits from (Won)6,810 billion in 2002 to (Won)8,145 billion in 2003, primarily as a result of increased overall demand for bank deposit products in Korea. This increase was partially offset by a decline in the average cost of interest-bearing liabilities due to the lower interest rate environment.

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

	Year ended December 31,						% Change
	2002		2003		2004		2002/2003	2003/2004
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	499	(Won)	524	(Won)	531	5.0%	1.3%
Interest expense		290		290		279	0.0	(3.8)
Provision for loan losses, guarantees and acceptances		65		95		60	46.2	(36.8)
Non-interest income		94		75		82	(20.2)	9.3
Non-interest expense including depreciation and amortization		163		181		174	11.0	(3.9)

Net income before tax and minority interest		75		33		100	(56.0)	203.0
Income tax expense (benefit)		—		(24)		28	—	(216.7)
Minority interest		—		—		—	—	—

Net income	(Won)	75	(Won)	57	(Won)	72	(24.0)	26.3

Comparison of 2004 to 2003

Our net income before tax and minority interest expense for this segment increased 203.0% from (Won)33 billion in 2003 to (Won)100 billion in 2004. In 2003, Kyongnam Bank recognized additional deferred tax assets under Korean GAAP, which resulted in income tax benefit and a positive effect on net income after tax in that year. Accordingly, net income after tax increased 26.3% from (Won)57 billion in 2003 to (Won)72 billion in 2004.

Interest and dividend income from our Kwangju Bank operations increased 1.3% from (Won)524 billion in 2003 to (Won)531 billion in 2004, primarily due to an increase in average lending volumes as a result of greater loan demand and increased efforts to market loans to small- and medium-sized enterprises. The average volume of Kwangju Bank’s loans increased 12.3% from (Won)4,924 billion in 2003 to (Won)5,530 billion in 2004, with the majority of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises, reflecting increased demand for, and Kwangju Bank’s continued focus on providing, these loan products. The increase in interest income resulting mainly from the increased volume of interest-earning assets was partially offset by a decline in average yields on interest-earning assets resulting from the general decline in market rates in Korea from 2003 to 2004.

Interest expense decreased 3.8% from (Won)290 billion in 2003 to (Won)279 billion in 2004. The decrease in interest expense resulted principally from a decline in the average cost of interest-bearing liabilities due to the lower interest rate environment. This decrease was partially offset by a 1.2% increase in the average volume of deposits from (Won)6,474 billion in 2003 to (Won)6,549 billion in 2004, primarily as a result of increased overall demand for particular types of bank deposit products such as time deposits in Korea.

Provision for loan losses, guarantees and acceptances decreased 36.8% from (Won)95 billion in 2003 to (Won)60 billion in 2004 primarily due to an improvement in the asset quality of Kwangju Bank’s existing consumer and small- and medium-sized enterprise loan portfolios, which was partially offset by increased lending volumes.

Non-interest income remained relatively stable at (Won)82 billion in 2004 compared to (Won)75 billion in 2003.

Non-interest expense, including depreciation and amortization, also remained relatively stable at (Won)174 billion in 2004 compared to (Won)181 billion in 2003.

Comparison of 2003 to 2002

Our net income before tax and minority interest expense for this segment decreased 56.0% from (Won)75 billion in 2002 to (Won)33 billion in 2003. In 2003, Kwangju Bank recognized additional deferred tax assets under Korean GAAP, which resulted in income tax benefit and a positive effect on net income after tax in that year. Accordingly, net income after tax decreased 24.0% from (Won)75 billion in 2002 to (Won)57 billion in 2003.

Interest and dividend income from our Kwangju Bank operations increased 5.0% from (Won)499 billion in 2002 to (Won)524 billion in 2003, primarily due to an increase in average lending volumes as a result of greater loan demand and increased efforts to market loans to small- and medium-sized enterprises. The average volume of Kwangju Bank’s loans increased 12.5% from (Won)4,377 billion in 2002 to (Won)4,924 billion in 2003, with the majority of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises and mortgage loans, reflecting increased demand for, and Kwangju Bank’s continued focus on providing, these loan products, partially offset by the impact of the transfer of Kwangju Bank’s credit card operations to Woori Credit Card in March 2003. The increase in interest income resulting from the increased volume of interest-earning assets was partially offset by a decline in average yields on interest-earning assets resulting from the general decline in market rates in Korea from 2002 to 2003 and the transfer of the credit card operations, which had produced higher yields, as well as increased competition among Korean banks to lend to small- and medium-sized enterprises and consumers and an increase in delinquencies in such loans.

Interest expense remained stable at (Won)290 billion in both 2002 and 2003. This stability resulted principally from the offsetting effects of a 14.4% increase in the average volume of deposits from (Won)5,659 billion in 2002 to (Won)6,474 billion in 2003, primarily as a result of increased overall demand for bank deposit products in Korea, and a decline in the average cost of interest-bearing liabilities due to the lower interest rate environment.

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

Credit Card Operations

Our credit card operations segment comprises the former operations of Woori Credit Card, which were transferred to Woori Bank as a result of the merger of Woori Credit Card into Woori Bank in March 2004. Woori Credit Card, prior to the merger, provided a variety of credit card-related services and card loans, which are provided by Woori Bank following the merger. This segment does not include the significantly smaller credit card operations of Kyongnam Bank and Kwangju Bank. See “Item 4B. Business Overview—Credit Cards.”

	Year ended December 31,						% Change
	2002		2003		2004		2002/2003	2003/2004
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	299	(Won)	576	(Won)	301	92.6%	(47.7)%
Interest expense		189		218		82	15.3	(62.4)
Provision for loan losses, guarantees and acceptances		452		1,650		547	265.0	(66.9)
Non-interest income		623		419		300	(32.7)	(28.4)
Non-interest expense including depreciation and amortization		432		327		230	(24.3)	(30.0)

Net income (loss) before tax and minority interest		(151)		(1,200)		(258)	(694.7)	(78.5)
Income tax expense (benefit) (1)		—		121		—	—	N/M
Minority interest		—		—		—	—	—

Net income (loss)	(Won)	(151)	(Won)	(1,321)	(Won)	(258)	(774.8)	(80.5)

(1)	N/M = not meaningful.

Comparison of 2004 to 2003

Our net loss before tax and minority interest expense for this segment decreased 78.5% from (Won)1,200 billion in 2003 to (Won)258 billion in 2004. In 2003, we recorded (Won)121 billion of income tax expense for this segment, as a result of the write-off of deferred tax assets recognized in 2001 due to the inability to utilize such assets in light of continuing losses in this segment. In 2004, we had no such income tax expense.

Interest and dividend income for this segment (which includes cash advance fees and interest on card loans) decreased 47.7% from (Won)576 billion in 2003 to (Won)301 billion in 2004. This decrease was attributable primarily to an decrease in the average volume of card advances and card loans. The average volume of outstanding credit card balances, including cash advances and card loans, decreased 40.5% from (Won)2,424 billion in 2003 to (Won)1,442 billion in 2004. This decrease resulted from measures taken by our credit card operations to reduce the overall level of their outstanding credit card receivables, including through charge-offs, by lowering credit limits for cardholders and by maintaining reduced availability of new credit card loans. The decrease in average volume in 2004 compared to 2003 was enhanced by the effect of Woori Credit Card’s transfer of Kwangju Bank’s former credit card operations back to Kwangju Bank in March 2004, prior to Woori Credit Card’s merger with Woori Bank.

Interest expense decreased 62.4% from (Won)218 billion in 2003 to (Won)82 billion in 2004 principally due to a decrease in interest expense on debentures and borrowings. This decrease was attributable primarily to a lower average volume of debentures outstanding in 2004 compared to 2003, resulting from reduced funding requirements in light of the decrease in outstanding credit card balances, as well as a decline in borrowing costs for this segment following Woori Credit Card’s merger into Woori Bank in March 2004.

Provision for loan losses, guarantees and acceptances decreased 66.9% from (Won)1,650 billion in 2003 to (Won)547 billion in 2004 primarily due to an improvement in the asset quality, as well as a decrease in volume, of the credit card portfolio. Delinquencies decreased as a result of continued charge-offs of delinquent balances increased collections on previously delinquent balances. In 2004, our credit card operations charged off credit card balances amounting to (Won)1,027 billion, as compared to (Won)1,257 billion in 2003.

Non-interest income, which includes commission income from credit cards, decreased 28.4% from (Won)419 billion in 2003 to (Won)300 billion in 2004. This decrease resulted principally from a decrease in merchant fees due mainly to reduced charge volumes for lump-sum and installment purchases.

Non-interest expense, which includes depreciation and amortization, decreased 30.0% from (Won)327 billion in 2003 to (Won)230 billion in 2004. This decrease was primarily due to decreases in salaries and in commissions paid in connection with our credit card operations.

Comparison of 2003 to 2002

Our net loss before tax and minority interest expense for this segment increased 694.7% from (Won)151 billion in 2002 to (Won)1,200 billion in 2003. In 2003, we recorded (Won)121 billion of income tax expense for this segment, as a result of the write-off of deferred tax assets recognized in 2001 due to the inability to utilize such assets in light of continuing losses in this segment.

Interest and dividend income for this segment (which includes cash advance fees and interest on card loans) increased 92.6% from (Won)299 billion in 2002 to (Won)576 billion in 2003. This increase was attributable primarily to an increase in interest on investment securities. Woori Credit Card’s investment securities consisted mainly of beneficiary certificates and subordinated bonds of securitization vehicles retained by it in connection with the securitization of its credit card receivables. The increase in interest on investment securities was due to an increase both in the average volume of such securities held by Woori Credit Card and in the average yields on such securities. Annualized average yields on investment securities increased as a result of larger than expected recoveries during 2003 on credit card receivables sold in securitization transactions, which resulted in significant payments under beneficiary certificates. These increases were partially offset by a decrease in cash advance fees and interest on card loans, due mainly to a decrease in average volumes as described below.

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

Provision for loan losses, guarantees and acceptances increased 265.0% from (Won)452 billion in 2002 to (Won)1,650 billion in 2003 primarily due to the increase in the delinquencies in, and the deterioration in asset quality of, the credit card portfolio and increased minimum provisioning ratios for credit card balances required under new regulations promulgated by the Financial Supervisory Commission from mid-2002 through early 2003. Delinquencies increased despite higher sales of delinquent and charged-off receivables, higher charge-offs of delinquent balances and the restructuring of a portion of Woori Credit Card’s delinquent balances as loans or as substituted cash advances. In 2003, Woori Credit Card charged off credit card balances amounting to (Won)1,257 billion, as compared to (Won)238 billion in 2002.

Non-interest income decreased 32.7% from (Won)623 billion in 2002 to (Won)419 billion in 2003. This decrease resulted principally from a decrease in merchant fees due mainly to reduced charge volumes for lump-sum and installment purchases, which was partially offset by an increase in gain on sale of loans. The average volume of outstanding credit card balances, including cash advances and card loans, decreased 23.3% from (Won)3,158 billion in 2002 to (Won)2,424 billion in 2003. This decrease resulted from measures taken by Woori Credit Card to reduce the overall level of its outstanding credit card receivables, including through assets sales and charge-offs, by lowering credit limits for cardholders and by suspending the availability of new credit card loans. As part of these measures, commencing in September 2003, Woori Credit Card discontinued the practice followed widely by the credit card industry in Korea of replacing delinquent credit card balances with cash advances that are rolled over from month to month. This decrease in average volume was partially offset by the effect of Woori Credit Card’s acquisition of Kwangju Bank’s credit card operations in February 2003.

Non-interest expense decreased 24.3% from (Won)432 billion in 2002 to (Won)327 billion in 2003. This decrease was primarily due to a decrease in impairment loss on available-for-sale securities, which was partially offset by increases in salaries and rental costs.

Securities Brokerage Service

Our securities brokerage service segment currently consists of the operations of Woori Investment & Securities, which was created when we merged Woori Securities with LGIS in March 2005. Woori Investment & Securities is engaged in securities brokerage, investment banking, securities investment and trading and other capital markets activities. In October and December 2004, we acquired a 27.3% controlling voting interest in LGIS, as a result of which LGIS became a consolidated subsidiary under Korean GAAP effective December 24, 2004. However, because the acquisition occurred toward the end of the year, it did not have a material impact on our results of operations for this segment in 2004. Prior to this acquisition, our securities brokerage service segment consisted of the operations of Woori Securities.

	Year ended December 31,						% Change
	2002		2003		2004		2002/2003	2003/2004
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	28	(Won)	24	(Won)	26	(14.3)%	8.3%
Interest expense		4		4		4	0.0	0.0
Provision for loan losses, guarantees and acceptances (reversal of provision)(1)		(2)		4		3	N/M	(25.0)
Non-interest income		195		140		153	(28.2)	9.3
Non-interest expense including depreciation and amortization		180		173		171	(3.9)	(1.2)

Net income (loss) before tax and minority interest (1)		41		(17)		1	N/M	N/M
Income tax expense (benefit) (1)		12		(4)		1	N/M	N/M
Minority interest		—		—		—	—	—

Net income (loss) (1)	(Won)	29	(Won)	(13)		—	N/M	N/M

(1)	N/M = not meaningful.

Comparison of 2004 to 2003

Our net income (loss) before tax and minority interest expense for this segment changed from a (Won)17 billion net loss in 2003 to a (Won)1 billion net gain in 2004.

Interest and dividend income for this segment remained relatively stable at (Won)26 billion in 2004 compared to (Won)24 billion in 2003.

Interest expense also remained stable at (Won)4 billion for both 2003 and 2004.

Provision for loan losses, guarantees and acceptances also remained relatively stable at (Won)3 billion in 2004 compared to (Won)4 billion in 2003.

Non-interest income, which includes commission income from our brokerage operations, increased 9.3% from (Won)140 billion in 2003 to (Won)153 billion in 2004. This increase resulted principally from gains recognized by Woori

Securities on sales during 2004 of stock of our holding company, which Woori Securities had received in connection with the acquisition by the holding company of the minority interest it did not own in Woori Securities.

Non-interest expense, which includes depreciation and amortization, remained relatively stable at (Won)171 billion in 2004 compared to (Won)173 billion in 2003.

Comparison of 2003 to 2002

Our net income (loss) before tax and minority interest expense for this segment changed from a net gain of (Won)41 billion in 2002 to a net loss of (Won)17 billion in 2003.

Interest and dividend income for this segment remained relatively stable at (Won)24 billion in 2003 compared to (Won)28 billion in 2002.

Interest expense also remained relatively stable at (Won)4 billion for both 2002 and 2003.

Provision for loan losses, guarantees and acceptances changed from a (Won)2 billion reversal of provision in 2002 to a (Won)4 billion provision in 2003 primarily due to a deterioration in the asset quality of loans provided by Woori Securities to its customers.

Non-interest income decreased 28.2% from (Won)195 billion in 2002 to (Won)140 billion in 2003. This decrease resulted principally from a decrease in fees and commissions due to a reduction in the volume of brokerage activities, as well as a decrease in gains on derivatives.

Non-interest expense remained relatively stable at (Won)173 billion in 2003 compared to (Won)180 billion in 2002.

Other Operations

Other operations include the operations of Woori Finance Holdings and all of our subsidiaries that were consolidated at December 31, 2004 except Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Securities and LGIS, including principally Woori Finance Information System, Woori F&I, Woori Investment Trust Management (which was merged into LGITM in March 2005 and subsequently renamed Woori Asset Management), two special purpose companies and a number of other smaller subsidiaries, none of which constituted a separate reportable segment.

	Year ended December 31,						% Change
	2002		2003		2004		2002/2003	2003/2004
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	95	(Won)	80	(Won)	46	(15.8)%	(42.5)%
Interest expense		158		163		172	3.2	5.5
Provision for loan losses, guarantees and acceptances (reversal of provision)(1)		221		12		(2)	(94.6)	N/M
Non-interest income		1,126		672		1,848	(40.9)	175.0
Non-interest expense including depreciation and amortization		361		342		380	(5.3)	11.1

Net income (loss) before tax and minority interest		491		235		1,344	(52.1)	471.9
Income tax expense (benefit)		5		11		11	120.0	0.0
Minority interest(1)		—		2		2	N/M	0.0

Net income	(Won)	486	(Won)	222	(Won)	1,331	(54.3)	500.0

(1)	N/M = not meaningful.

Comparison of 2004 to 2003

Our net income before tax and minority interest expense for this segment increased 471.9% from (Won)235 billion in 2003 to (Won)1,344 billion in 2004.

Interest and dividend income decreased 42.5% from (Won)80 billion in 2003 to (Won)46 billion in 2004. This decrease was primarily due to a decrease in average loan volumes in 2004 compared to 2003 due to sales of loans held by the special purpose companies included in this segment.

Interest expense increased 5.5% from (Won)163 billion in 2003 to (Won)172 billion in 2004. This increase was primarily due to an increase in borrowings and capital leases of Woori Finance Information System.

Provision for loan losses changed from a (Won)12 billion provision in 2003 to a (Won)2 billion reversal of provision in 2004. The change was primarily due to a decrease in loan volume as a result of sales of loans held by the special purpose companies included in this segment, as described above.

Non-interest income increased 175.0% from (Won)672 billion in 2003 to (Won)1,848 billion in 2004. This increase was attributable primarily to gains recorded by Woori Finance Holdings in 2004 on valuation of investments in affiliates accounted for under the equity method, principally Woori Bank, due to increases in net income recorded by our subsidiaries.

Non-interest expense, including depreciation and amortization, increased 11.1% from (Won)342 billion in 2003 to (Won)380 billion in 2004 primarily due to an increase in administrative expenses, including mainly fees for outsourced information and technology services.

Comparison of 2003 to 2002

Our net income before tax and minority interest expense for this segment decreased 54.3% from (Won)486 billion in 2002 to (Won)222 billion in 2003.

Interest and dividend income decreased 15.8% from (Won)95 billion in 2002 to (Won)80 billion in 2003. This decrease was primarily due to a decrease in average loan volumes in 2003 compared to 2002 as a result of the sale of (Won)1,059 billion of loans held by the special purpose companies included in this segment to an affiliate of Lehman Brothers in the second half of 2002.

Interest expense remained relatively stable at (Won)163 billion in 2003 compared to (Won)158 billion in 2002.

Provision for loan losses decreased 94.6% from (Won)221 billion in 2002 to (Won)12 billion in 2003. The decrease was primarily due to a decrease in loan volume as a result of the sale of (Won)1,059 billion of loans held by the special purpose companies to an affiliate of Lehman Brothers, as described above.

Non-interest income decreased 40.9% from (Won)1,136 billion in 2002 to (Won)672 billion in 2003. This decrease was attributable primarily to a decrease in revenue on trading securities of the special purpose companies.

Non-interest expense decreased 5.3% from (Won)361 billion in 2002 to (Won)342 billion in 2003 primarily due to a decrease in loss on loan sales related to the special purpose companies. This decrease was partially offset by an increase in depreciation of Woori Finance Information System.

Item 5B. Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						% Change
	2002		2003		2004		2002/2003	2003/2004
	(in billions of Won)
Cash and cash equivalents	(Won)	2,852	(Won)	2,551	(Won)	2,311	(10.6)%	(9.4)%
Restricted cash		3,076		3,222		2,392	4.8	(25.8)
Interest-bearing deposits in other banks		1,826		1,640		990	(10.2)	(39.6)
Call loans and securities purchased under resale agreements		629		1,127		1,499	79.2	33.0
Trading securities		3,790		4,291		6,989	13.2	62.9
Available-for-sale securities		10,846		12,408		12,302	14.4	(0.9)
Held-to-maturity securities		9,959		9,802		8,406	(1.6)	(14.2)
Other investment assets		731		793		1,138	8.5	43.5
Loans:
Domestic:
Commercial:
Commercial and industrial		33,717		40,642		42,445	20.5	4.4
Lease financing		310		222		132	(28.4)	(40.5)
Trade financing		6,562		6,922		7,073	5.5	2.2
Other commercial (1)		5,466		4,254		4,270	(22.2)	0.4

Total commercial		46,055		52,039		53,920	13.0	3.6
Consumer:
General purpose household (2)		23,315		26,758		27,619	14.8	3.2
Mortgage		2,451		3,599		4,683	46.8	30.1
Credit cards		6,418		3,964		2,128	(38.2)	(46.3)

Total consumer		32,184		34,321		34,430	6.6	0.3

Total domestic		78,239		86,361		88,350	10.4	2.3
Foreign:
Commercial:
Commercial and industrial		1,811		1,885		1,730	4.1	(8.2)
Trade financing		96		63		104	(34.4)	65.1

Total commercial		1,907		1,947		1,834	2.1	(5.8)
Consumer:		80		84		305	5.0	263.1

Total foreign		1,987		2,031		2,139	2.2	5.3
Deferred origination costs		69		56		36	(18.8)	(35.7)
Less: unearned income		(39)		(26)		(14)	(33.3)	(46.2)
Less: allowance for loan losses		(3,770)		(2,834)		(1,806)	(24.8)	(36.3)
Total loans, net		76,485		85,587		88,705	11.9	3.6
Due from customers on acceptances		461		421		338	(8.7)	(19.7)
Premises and equipment, net		2,249		2,151		2,110	(4.3)	(1.9)
Accrued interest and dividends receivable		672		747		558	11.2	(25.3)
Assets held for sale (3)		240		—		26	(100.0)	N/M
Goodwill (3)		—		25		22	N/M	(12.0)
Other assets		3,227		2,850		3,128	(11.7)	9.8

Total assets	(Won)	117,043	(Won)	127,613	(Won)	130,914	9.0	2.6

(1)	Other commercial loans include bills bought in foreign currency and overdrafts.
(2)	Includes home equity loans.
(3)	N/M= Not meaningful.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2004 to 2003

Our assets increased 2.6% from (Won)127,613 billion as of December 31, 2003 to (Won)130,914 billion as of December 31, 2004 principally due to a 62.9% increase in trading securities from (Won)4,291 billion as of December 31, 2003 to (Won)6,989 billion as of December 31, 2004 and a 2.3% increase in domestic commercial loans and consumer credits (including mortgage loans and general purpose household loans) from (Won)86,361 billion as of December 31, 2003 to (Won)88,350 billion as of December 31, 2004. These increases in loan volumes were partially offset by a decrease in the volume of credit card receivables. These increases were also partially offset by a 14.2% decrease in held-to-maturity securities from (Won)9,802 billion as of December 31, 2003 to (Won)8,406 billion as of December 31, 2004, a 25.8% decrease in restricted cash from (Won)3,222 billion as of December 31, 2003 to (Won)2,392 billion as of December 31, 2004 and a 39.6% decrease in interest-bearing deposits in other banks from (Won)1,640 billion as of December 31, 2003 to (Won)990 billion as of December 31, 2004.

Comparison of 2003 to 2002

Our assets increased 9.0% from (Won)117,043 billion as of December 31, 2002 to (Won)127,613 billion as of December 31, 2003 principally due to a 13.0% increase in domestic commercial loans from (Won)46,055 billion as of December 31, 2002 to (Won)52,039 billion as of December 31, 2003, a 6.6% increase in domestic consumer credits (including general purpose household loans and mortgage loans) from (Won)32,184 billion as of December 31, 2002 to (Won)34,321 billion as of December 31, 2003 and a 79.2% increase in call loans and securities purchased under resale agreements from (Won)629 billion as of December 31, 2002 to (Won)1,127 billion as of December 31, 2003. The increases in loan volumes were partially offset by a decrease in the volume of credit card receivables. These increases were also partially offset by a 10.6% decrease in cash and cash equivalents from (Won)2,852 billion as of December 31, 2002 to (Won)2,551 billion as of December 31, 2003 and a 10.2% decrease in interest-bearing deposits in other banks from (Won)1,826 billion as of December 31, 2002 to (Won)1,640 billion as of December 31, 2003.

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities, as well as our stockholders’ equity:

	As of December 31,						% Change
	2002		2003		2004		2002/2003	2003/2004
	(in billions of Won)
Deposits
Interest-bearing	(Won)	75,190	(Won)	85,482	(Won)	86,339	13.7%	1.0%
Non-interest-bearing		3,408		3,521		3,714	3.3	5.5
Call money		804		412		689	(48.8)	67.2
Trading liabilities		322		473		1,628	46.9	244.2
Acceptances outstanding		461		421		338	(8.7)	(19.7)
Other borrowed funds		11,326		9,345		9,115	(17.5)	(2.5)
Secured borrowings		4,756		4,321		2,352	(9.2)	(45.6)
Long-term debt		11,305		14,917		15,662	32.0	5.0
Accrued interest payable		1,528		1,618		1,713	5.9	5.9
Liabilities held for sale(1)		152		—		—	(100.0)	N/M
Other liabilities		3,555		3,218		2,862	(9.5)	(11.1)

Total liabilities		112,807		123,728		124,412	9.7	0.6
Minority interest		279		229		38	(17.9)	(83.4)
Stockholders’ equity		3,957		3,656		6,464	(7.6)	76.8

Total liabilities, minority interest and stockholders’ equity	(Won)	117,043	(Won)	127,613	(Won)	130,914	9.0	2.6

(1)	N/M = not meaningful.

For further information on our liabilities, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2004 to 2003

Our total liabilities increased 0.6% from (Won)123,728 billion as of December 31, 2003 to (Won)124,412 billion as of December 31, 2004. The increase was primarily due to increases in trading liabilities, interest-bearing deposits, and long-term debt. Our trading liabilities increased 244.2% from (Won)473 billion as of December 31, 2003 to (Won)1,628 billion as of December 31, 2004. Our interest-bearing deposits increased 1.0% from (Won)85,482 billion as of December 31, 2003 to (Won)86,339 billion as of December 31, 2004, primarily due to increases in certificate of deposit and other time deposits.

Our stockholders’ equity increased by 76.1% from (Won)3,656 billion as of December 31, 2003 to (Won)6,464 billion as of December 31, 2004. This increase resulted principally from a substantial reduction in our accumulated deficit, which was attributable to the net income we generated in 2004. The increase was enhanced by a reduction in our deficit equity relating to the use of net operating loss carry-forwards with respect to our subsidiaries, as well as (Won)124 billion of net unrealized gains on available-for-sale securities. In 2004, we also issued approximately 8,571,000 shares of our common stock in connection with the minority interest in Woori Securities that we did not own, as well as approximately 12,379,000 shares of our common stock as a result of the conversion of outstanding convertible bonds held by an affiliate of Lehman Brothers, which in the aggregate added (Won)125 billion to our stockholders’ equity.

Comparison of 2003 to 2002

Our total liabilities increased 9.7% from (Won)112,807 billion as of December 31, 2002 to (Won)123,728 billion as of December 31, 2003. The increase was primarily due to increases in interest-bearing deposits, non-interest-bearing deposits and long-term debt. Our interest-bearing deposits increased 13.7% from (Won)75,190 billion as of December 31, 2002 to (Won)85,482 as of December 31, 2003, primarily due to increases in time deposits (other than certificate of deposit accounts), demand deposits and savings deposits.

Our stockholders’ equity decreased by 7.6% from (Won)3,957 billion as of December 31, 2002 to (Won)3,656 billion as of December 31, 2003. This decrease resulted principally from an increase in our accumulated deficit, which was attributable to the net loss we generated in 2003. The decrease was partially offset by a reduction in our deficit equity relating to the use of net operating loss carry-forwards with respect to our subsidiaries, as well as (Won)95 billion of net unrealized gains on available-for-sale securities. In 2003, we also issued approximately 7,690,000 shares of our common stock as a result of the exercise of outstanding warrants, which added (Won)38 billion to our stockholders’ equity.

Realized and Unrealized Losses on Investment Securities

Gross Realized Losses

In 2004, we recognized other-than-temporary impairment losses on equity securities and debt securities of (Won)25 billion and (Won)105 billion, respectively. Most of these losses resulted primarily from fluctuations in exchange rates, in particular an appreciation of the Won against the U.S. dollar.

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

In performing reviews, we consider the relevant facts and circumstances relating to each investment and exercise our judgment in determining whether a security is other-than-temporarily impaired. For a discussion of the factors we consider in making that determination, see “Item 5A. Operating Results—Critical Accounting Estimates—Valuation of Securities and Financial Instruments.” The risks inherent in reviewing the impairment of any investment include the risks that (1) market results may differ from expectations, (2) facts and circumstances may change in the future and differ from our estimates and assumptions or (3) we may later decide to sell the security as a result of changed circumstances.

To the extent factors contributing to the impairment losses recognized in 2004 affected other investments, we reviewed those investments for other-than-temporary impairment and recorded losses if appropriate.

There are inherent uncertainties in assessing the fair values we assign to our investments and in determining whether a decline in market value is deemed other-than-temporary. The accounting estimates relating the fair market value of our various securities may be highly susceptible to change from period to period based on factors beyond our control, including market liquidity, the widening of bid/ask spreads or changes in cash flow assertions. Any significant differences between our estimated fair values of our securities on any particular date and either their estimated fair value on a different date or the actual proceeds that we receive upon sale of those securities could result in valuation losses or losses on disposals. See “Item 5A. Operating Results—Critical Accounting Estimates—Valuation of Securities and Financial Instruments.”

With respect to securities we sold at a loss in 2004, the amount of the loss recorded at the sales date was (Won)8 billion. These losses related primarily to the disposal of fixed maturity securities of issuers whose deteriorating credit fundamentals, coupled with the continued weakness in general economic conditions in Korea, led to rating downgrades of their securities and increasing uncertainty regarding the future value of their securities.

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

Gross Unrealized Losses

As of December 31, 2004, the amount of gross unrealized losses on available-for-sale securities included in accumulated other comprehensive income in stockholders’ equity was (Won)16 billion. As of that date we had no gross unrealized losses related to held-to-maturity securities. For a breakdown of these gross unrealized losses by type of security, see “Item 4B. Business Overview—Capital Markets Activities—Securities Investment and Trading.”

Substantially all of the fixed maturity securities in our portfolio are rated by external Korean or international rating agencies. Fixed maturity securities are considered investment grade if they are rated BBB-/Baa3 or better. For fixed maturity securities in an unrealized loss position at December 31, 2004, 41.7% (based on fair value) were investment grade, none were below investment grade and 58.3% were not rated. At December 31, 2004, unrealized losses from fixed maturity securities that were below investment grade or not rated represented approximately 90.0% of gross unrealized losses on such securities. We had no material unrealized losses on individual fixed maturity securities or equity securities at December 31, 2004.

As of December 31, 2004, the amount of gross unrealized losses for fixed maturity securities and equity securities (including beneficiary certificates) continuously in an unrealized loss position for the time periods indicated were as follows:

	Fixed Maturities		Equity Securities		Total
	(in billions of Won)
Less than six months	(Won)	8	(Won)	5	(Won)	13
Six months to one year		0		1		1
More than one year		2		0		2

Total gross unrealized losses	(Won)	10	(Won)	6	(Won)	16

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to (Won)78,598 billion as of December 31, 2002, (Won)89,003 billion as of December 31, 2003 and (Won)90,053 billion as of December 31, 2004, which represented approximately 73.6%, 75.4% and 76.8% of our total funding, respectively. We have been able to use increases in customer deposits in recent years to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding.

We also obtain funding through long-term debt, secured borrowings and other borrowed funds to meet our liquidity needs. Long-term debt represented 10.7%, 12.6% and 13.3% of our total funding as of December 31, 2002, 2003 and 2004, respectively. Secured borrowings represented 4.5%, 3.7% and 1.6% of our total funding as of December 31, 2002, 2003 and 2004, respectively. Other borrowed funds, which are borrowings with original maturities of less than one year, represented 10.6%, 7.9% and 7.8% of our total funding as of December 31, 2002, 2003 and 2004, respectively. For further information on our sources of funding, see “Item 4B. Business Overview—Assets and Liabilities—Funding.”

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

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, sales of interests in our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations. We received aggregate dividends from our subsidiaries of (Won)65 billion for 2002, (Won)553 billion for 2003 and (Won)700 billion for 2004. See “Item 3D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

In October 2004, we purchased seven million shares of LGIS in the Korean stock market for approximately (Won)55 billion. In addition, in December 2004, we purchased approximately 26 million shares of LGIS from LG Card for approximately (Won)298 billion. As a result, as of December 31, 2004, we owned a 27.3% controlling voting interest in LGIS, which became an equity method investee. See “Item 4B. Business Overview—Capital Markets Activities—Securities Brokerage.” We financed these acquisitions through interim dividends of (Won)400 billion from Woori Bank.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2004:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Contractual obligations
Long-term debt obligations	(Won)	15,702	(Won)	3,175	(Won)	4,783	(Won)	3,148	(Won)	4,596
Deposits (1)		56,637		45,745		8,686		574		1,632
Capital (finance) lease obligations		50		24		19		7		—
Operating lease obligations		165		57		56		38		14
Purchase obligations		60		58		2		—		—
Secured borrowings (2)		871		88		523		88		172
Employee severance plan obligations		308		—		1		6		301

Total	(Won)	73,793	(Won)	49,147	(Won)	14,070	(Won)	3,861	(Won)	6,715

(1)	Comprising certificate of deposits, other time deposits and mutual installment deposits.
(2)	Excluding securities purchased under resale agreements.

We enter into credit-related financial instruments with off-balance sheet risk in our normal course of business. The primary purpose of those instruments is to generate fee income for us, in return for making credit support and funds available to our customers as required. Such instruments consist primarily of guarantees, commercial letters of credit and unused lines of credit. Guarantees include guarantees for loans, debentures, trade financing arrangements and guarantees for other financings. Contingent liabilities for which guaranteed amounts are not finalized appear as off-balance sheet items in the notes to the financial statements. Such contingent liabilities include, among others, contingent liabilities relating to trade financings and derivatives contracts with respect to foreign exchange rates and interest rates.

The following table sets forth our credit-related off-balance sheet commitments as of the dates indicated:

	As of December 31,
	2002		2003		2004
	(in billions of Won)
Guarantees	(Won)	1,759	(Won)	1,666	(Won)	1,276
Commercial letters of credit		2,798		3,137		2,911
Unused lines of credit:
Commercial		23,829		20,152		26,450
Credit cards (1)		26,566		9,173		14,359
Consumer		4,600		4,716		4,823
Commitments to extend credit:
Original term to maturity of less than one year		—		176		31
Original term to maturity of more than one year		443		1,081		1,320

(1)	Relates to the unused credit card limits that may be cancelled by us at any time.

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as “other liabilities” in our balance sheet. As of December 31, 2004, we had established allowances for possible losses of (Won)226 billion with respect to our credit-related commitments.

Capital Adequacy

Our subsidiaries Woori Bank, Kyongnam Bank and Kwangju Bank are, subject to the capital adequacy requirements of the Financial Supervisory Commission. Those requirements were formulated based on, and are consistent in all material respects with, the capital adequacy accord reached by the Basel Committee of Banking Supervision, Bank for International Settlements in 1988. These subsidiaries are required to maintain a minimum ratio of total capital (Tier I and Tier II capital, less any capital deductions) to risk-weighted assets, as determined by a specified formula, of 8.0%. The computation is based on their consolidated financial statements prepared in accordance with Korean GAAP. The Bank for International Settlements recently adopted changes to its capital adequacy standards to take into account market risk from equity securities, foreign exchange and derivatives instruments held by banks. These changes became applicable to most Korean banks commencing in 2002. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy and Allowances.”

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

The following tables sets forth a summary of the capital and capital adequacy ratios of Woori Bank, our principal banking subsidiary, and the capital adequacy ratios of Kyongnam Bank, Kwangju Bank and Woori Investment Bank, as of December 31, 2002 and 2003 and 2004, based on applicable Korean GAAP and regulatory reporting standards:

	As of December 31,
	2002 (1)		2003		2004
	(in billions of Won)
Woori Bank
Tier I capital
Paid-in capital	(Won)	2,764	(Won)	2,853	(Won)	3,180
Capital reserves		517		656		466
Retained earnings		844		1,579		3,177
Minority interests in consolidated subsidiaries		12		14		23
Consolidated adjustment credit/debit		—		—		—
Others		(372)		(332)		(893)

Total Tier I capital		3,765		4,770		5,953
Tier II capital
Revaluation reserves
Allowance for loan losses (2)		601		672		665
Subordinated debt (3)		1,042		1,035		1,791
Valuation gain on investment securities		8		158		356
Others		1,260		1,259		574

Investment in non-consolidated equity investees (4)		(43)		(42)		(45)

Total Tier II capital		2,868		3,082		3,341

Total core and supplementary capital	(Won)	6,633	(Won)	7,851	(Won)	9,294

Risk-weighted assets
On-balance sheet	(Won)	53,910	(Won)	66,589	(Won)	73,512

Off-balance sheet		3,303		3,329		2,666

Total	(Won)	57,213	(Won)	69,918	(Won)	76,178

Tier I capital ratio		6.58%		6.82%		7.81%

Tier II capital ratio		5.01		4.41		4.39
Capital adequacy ratio		11.59		11.23		12.20

(1)	Reflects changes to capital adequacy standards of the Bank of International Settlements that take into account market risk from equity securities, foreign exchange and derivatives instruments held by banks, which became applicable to most Korean banks commencing in 2002.
(2)	Allowances for loan losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent such allowances represent up to 1.25% of risk-weighted assets.
(3)	Subordinated debt representing up to 50% of Tier I capital is used in the calculation of Tier II capital.
(4)	Equity method investees engaged in banking and financial activities of which Woori Bank owns more than 15% are deducted from Tier II capital pursuant to the guidelines of the Financial Supervisory Commission.

As of December 31, 2002
	Kyongnam Bank	Kwangju Bank	Woori Investment Bank (1)
Tier I capital ratio	7.42%	5.68%	14.76%
Tier II capital ratio	3.97	5.35	0.57
Capital adequacy ratio	11.34	11.03	15.33

As of December 31, 2003
	Kyongnam Bank	Kwangju Bank
Tier I capital ratio	7.73%	6.20%
Tier II capital ratio	4.00	4.52
Capital adequacy ratio	11.69	10.72

As of December 31, 2004
	Kyongnam Bank	Kwangju Bank
Tier I capital ratio	8.33%	6.93%
Tier II capital ratio	3.06	4.88
Capital adequacy ratio	11.34	11.81

(1)	Woori Investment Bank was merged with Woori Bank in August 2003.

In December 2004, the Financial Supervisory Service announced that it would implement Basel II in Korea by the end of 2007. Basel II, which builds upon the initial Basel Capital Accord of 1988, focuses its attention on risk assessment and credit risk in particular. Basel II institutes new measures that will require our commercial banking subsidiaries to:

•	take into account individual borrower credit when calculating their risk-weighted assets, unlike in the past; and

•	quantify their operational risk to include explicit capital requirements in their financial statements.

In addition, under Basel II, banks are permitted to follow either a standardized approach, or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has, subject to approval from the Financial Supervisory Service, voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements, which Kyongnam Bank and Kwangju Bank have chosen to use a standardized approach. Since Woori Bank will be implementing an internal ratings-based approach for the first time in connection with its implementation of Basel II, its internal rating model may require a significant increase in its capital requirements under Korean GAAP, which will require it to either improve its asset quality or raise additional capital.

Recent Accounting Pronouncements

SFAS No. 123 (Revised 2004), “Share-Based Payment”

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees to be recognized in the financial statements based on their fair value. We plan to adopt SFAS 123R effective January 1, 2006 using the modified prospective method of transition. This method requires SFAS 123R to be applied to new awards and awards modified, repurchased or cancelled after the effective date. Additionally, compensation expense attributable to any unvested awards outstanding at the date of adoption must be recognized over the remaining requisite service period. As we previously adopted the fair value recognition provisions of SFAS No. 123, we do not expect the adoption of SFAS 123R to have a significant impact on our financial position, operating results or cash flows.

SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” SFAS No. 153 amends the APB Opinion No. 29 exception to fair value measurement for nonmonetary exchanges to apply only to those exchanges which lack commercial substance, as defined in the standard. SFAS No. 153 is effective for nonmonetary asset exchanges that we enter into on or after July 1, 2005. The adoption of this standard is not expected to have a material impact on our financial position, operating results or cash flows.

FASB’s EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock if the Investor Has the Ability to Exercise Significant Influence over the Operating and Financial Policies of the Investee”

In July 2004, the Emerging Issue Task Force (“EITF”) issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock if the Investor Has the Ability to Exercise Significant Influence over the Operating and Financial Policies of the Investee.” EITF Issue No. 02-14 was effective for reporting periods beginning after September 15, 2004 and requires the use of the equity method of accounting for investments that are in-substance common stock when the investor has the ability to exercise significant influence over the investee. The adoption of this guidance is not expected to have a material impact on our financial position, operating results or cash flows.

FASB’s EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”

In March 2004, the EITF supplemented EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue No. 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments in debt and equity securities. In September 2004, the FASB issued FASB Staff Position EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1,” which deferred the effective date of the recognition and measurement provisions of the consensus until further guidance is issued. See Notes 9 and 10 of the notes to our consolidated financial statements for the disclosures required by EITF Issue No. 03-1. The impact on future earnings, if any, of the recognition and measurement provisions of EITF Issue No. 03-1 will not be known until the FASB issues its guidance.

The American Institute of Certified Public Accountants Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an initial investment in loans or debt securities acquired in a transfer if those differences relate, at least in part, to a deterioration of credit quality. It includes such loans acquired in purchase business combinations but does not apply to loans originated by the entity. SOP 03-3 prohibits companies from carrying over valuation allowances in the initial accounting for such loans and limits the yield that may be accreted to the excess of the estimate of undiscounted expected principal, interest, and other cash flows over the initial investment in the loan. The SOP requires that the excess of contractual cash flows over cash flows expected to be collected not be recognized as an adjustment of yield, loss accrual, or valuation allowance. SOP 03-3 also prohibits investors from displaying accretable yield and nonaccretable differences in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The application of SOP 03-3 is not expected to have a significant impact on our financial position, results of operations or cash flows.

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

Consolidated income statement data under Korean GAAP

	As of December 31,
	2002		2003 (1)		2004(2)		2004 (3)
	(in billions of Won, except per share data)						(in millions of US$, except per share data)
Interest and dividend income	(Won)	6,496	(Won)	7,564	(Won)	6,986	US$	6,749
Interest expense		3,756		3,842		3,647		3,523

Net interest income		2,740		3,722		3,339		3,226
Provision for loan losses		2,004		2,679		1,409		1,361

Net interest income after provision for loan losses		736		1,043		1,930		1,865
Commission income		1,455		1,150		1,237		1,195
Other non-interest income		1,673		1,690		5,136		4,962
Non-interest expense		3,149		3,740		7,136		6,894

Operating income		715		143		1,167		1,128
Non-operating income		540		586		458		442
Non-operating expense		800		498		391		378

Income (loss) before income tax expense		455		231		1,234		1,192
Income tax expense (benefit)		(159)		179		(57)		(55)

Income (loss) before minority interests		614		52		1,291		1,247
Minority interest in earnings of consolidated subsidiaries		22		4		1		1

Net income	(Won)	592	(Won)	56	(Won)	1,292	US$	1,248

Per common share data:
Earnings per share-basic	(Won)	789	(Won)	73	(Won)	1,655	US$	1,599
Earnings per share-diluted		789		73		1,612		1,557
Cash dividends per share (4)		250		100		150		145
Stock dividends per share		—		—		—		—

(1)	Under Korean GAAP, effective from 2003, interest and dividend income from asset-backed securities issued by special purpose entities was classified as non-interest income. In prior years, such income was classified as interest and dividend income. In 2003 and 2004, interest and dividends from asset-backed securities issued by our special purpose entities amounted to (Won)19 billion and (Won)27 billion, respectively.
(2)	Under Korean GAAP, effective from 2004, the difference between the book value of a loan and the proceeds received in connection with a sale of such loan was recognized as non-interest income or non-interest expense. In prior periods, such difference was adjusted through a decrease or an increase in the provision for loan losses. In 2004, non-interest income and non-interest expense recognized through the sale of loans amounted to (Won)32 billion and (Won)167 billion, respectively.
(3)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York in the United States.
(4)	With respect to shares of common stock held by the KDIC, we paid cash dividends of (Won)50 per share of common stock in 2002, (Won)100 per share of common stock in 2003 and (Won)150 per share of common stock in 2004.

Consolidated balance sheet data under Korean GAAP

	As of December 31,
	2002		2003		2004		2004(1)
	(in billions of Won)						(in millions of US$)
Cash and due from banks	(Won)	6,569	(Won)	6,472	(Won)	6,850	US$	6,618
Trading securities		2,944		2,728		6,701		6,474
Investment securities		23,509		24,279		21,852		21,111
Loans		76,374		88,342		93,796		90,615
Less: allowance for loan losses and present value discounts		(2,770)		(2,265)		(2,027)		(1,958)
Fixed assets		2,796		2,735		2,647		2,557
Other assets		5,422		6,477		6,812		6,581

Total assets	(Won)	114,844	(Won)	128,768	(Won)	136,631	US$	131,998

Deposits	(Won)	78,917	(Won)	89,050	(Won)	92,149	US$	89,024
Borrowings		13,840		12,813		13,286		12,835
Debentures, net of discounts		10,793		12,195		13,687		13,223
Other liabilities		5,979		9,012		8,815		8,516

Total liabilities		109,529		123,070		127,937		123,598
Minority interest in consolidated subsidiaries		245		196		1,253		1,211
Stockholders’ equity		5,070		5,502		7,441		7,189

Total liabilities, minority interest and stockholders’ equity	(Won)	114,844	(Won)	128,768	(Won)	136,631	US$	131,998

(1)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York in the United States.

Ratios under Korean GAAP

	Year ended December 31,
	2002	2003	2004
	(Percentages)
Woori Finance Holdings:
Net income as a percentage of:
Average total assets	0.55%	0.05%	0.97%
Average stockholders’ equity	12.83	1.00	19.92
Dividend payout ratio (1)	9.72	38.28	9.24
Net interest spread (2)	3.19	3.18	2.68
Net interest margin (3)	3.13	3.16	3.00
Cost-to-income ratio (4)	43.24	41.75	46.69
Average stockholders’ equity as a percentage of average total assets	4.28	4.56	4.87
Woori Bank:
Net income as a percentage of:
Average total assets	0.99	1.42	1.89
Average stockholders’ equity	20.58	25.48	29.62
Dividend payout ratio (1)	17.73	46.54	20.03
Net interest spread (2)	3.19	3.18	3.53
Net interest margin (3)	3.14	3.20	2.99
Cost-to-income ratio (4)	45.90	42.11	43.59
Average stockholders’ equity as a percentage of average total assets	4.83	5.58	5.72

(1)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.
(2)	Net interest spread represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(3)	Net interest margin represents the ratio of net interest income to average interest-earning assets.
(4)	Cost-to-income ratio, a measure of a bank’s or a financial institution’s efficiency, represents the ratio of non-interest expense, net of provisions, to the sum of net interest income and non-interest income.

Capital, liquidity and leverage ratios under Korean GAAP

	December 31,
	2002	2003	2004
	(Percentages)
Capital ratios :
Requisite capital ratio (1)	8.00%	8.00%	8.00%
Total capital adequacy ratio of Woori Bank (2)	11.59	11.23	12.20
Tier I (2)	6.58	6.82	7.81
Tier II (2)	5.01	4.41	4.39
Liquidity ratios :
Won liquidity ratio of Woori Finance Holdings (3)	841.01	2,092.49	503.70
Won liquidity ratio of Woori Bank (4)	116.92	111.88	119.95
Foreign currency liquidity ratio of Woori Bank (5)	84.45	100.10	109.05
Leverage ratio:
Ratio of acquisition price to net assets of Woori Finance Holdings (6)	93.24	65.72	78.18

(1)	As a financial holding company, we are subject to minimum capital requirements as reflected in the requisite capital ratio. Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%. The requisite capital ratio represents the ratio of the net aggregate amount of our equity capital to the aggregate amount of requisite capital. This computation is based on our consolidated financial statements prepared in accordance with Korean GAAP.

(2)	Woori Bank accounted for 78.1% of our total assets as of December 31, 2004. The capital adequacy ratio of Woori Bank is computed in accordance with the guidelines issued by the Financial Supervisory Commission. Under the guidelines of the Financial Supervisory Commission, Woori Bank is required to maintain a minimum capital adequacy ratio of 8%. This computation is based on Woori Bank’s consolidated financial statements prepared in accordance with Korean GAAP. See “—Capital Adequacy.”
(3)	Defined as the ratio of Won currency assets due within three months, including marketable securities, to Won liabilities due within three months. This ratio should not be less than 100% on a non-consolidated basis, under the Regulation on Finance Holding Companies.
(4)	Defined as the ratio of Won currency assets due within three months, including marketable securities, to Won liabilities due within three months. This ratio should not be less than 100% on a non-consolidated basis, under the Regulation on Supervision of Banking Business.
(5)	Defined as the ratio of foreign currency assets due within three months, including marketable securities, to foreign currency liabilities due within three months. This ratio should not be less than 85% on a non-consolidated basis, under the Regulation on Supervision of Banking Business.
(6)	Defined as the ratio of the acquisition prices of all subsidiaries in aggregate to the amount of net assets. This ratio should not be more than 100%, under the Financial Holding Company Act.

Asset quality data under Korean GAAP

	December 31,
	2002		2003		2004
	(in billions of Won)
Woori Finance Holdings:
Non-performing loans (1)	(Won)	2,616	(Won)	2,476	(Won)	2,344
Allowance for loan losses		2,632		2,252		2,027
Non-performing loans as a percentage of total loans		3.26%		2.82%		2.53%
Non-performing loans as a percentage of total assets		2.28		1.92		1.72
Allowance for loan losses as a percentage of non-performing loans		100.60		90.94		88.61
Allowance for loan losses as a percentage of total loans		3.28		2.56		2.24

Woori Bank:
Non-performing loans (1)	(Won)	1,422	(Won)	1,677	(Won)	1,772
Non-performing loans as a percentage of total loans		2.21%		2.26%		2.27%
Non-performing loans as a percentage of total assets		1.63		1.64		1.70
Precautionary loans as a percentage of total loans		3.80		2.57		2.76
Precautionary and below loans as a percentage of total loans		6.00		4.83		5.03
Precautionary and below loans as a percentage of total assets		4.42		3.51		3.76
Allowance for loan losses as a percentage of non-performing loans		110.09		93.15		89.28
Allowance for loan losses as a percentage of precautionary and below loans		40.47		43.55		40.27
Allowance for loan losses as a percentage of total loans		2.43		2.10		2.03

(1)	Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Supervisory Commission’s asset classification criteria.

Reconciliation with Korean GAAP

Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarized in Note 1 of the notes to our consolidated financial statements. These principles and policies differ in some respects from generally accepted accounting principles applicable in Korea. The following are reconciliations of net income and stockholders’ equity of the consolidated statements with Korean GAAP:

	As of or for the year ended December 31, 2004
	(in billions of Won)
Korean GAAP net income	(Won)	1,293
1. Loans		726
2. Securities		(30)
3. Derivatives		(75)
4. Deferred loan costs		(18)
5. Fixed assets		(14)
6. Lease		(2)
7. Intangible assets		254
8. Tax effect of deficit equity reduction		(240)
9. Minority interest		61
10. Others		70

Total of adjustments		760
Tax effect of adjustments		292

U.S. GAAP net income	(Won)	2,335

Korean GAAP stockholders’ equity	(Won)	7,441
1. Loans		(192)
2. Securities		(730)
3. Derivatives		(23)
4. Deferred loan costs		37
5. Fixed assets		(105)
6. Lease		0
7. Intangible assets		47
8. Tax effect of deficit equity reduction		0
9. Minority interest		52
10. Others		(89)

Total of adjustments		(1,003)
Tax effect of adjustments		26

U.S. GAAP stockholders’ equity	(Won)	6,464

The following is a summary of the significant adjustments made to consolidated net income and stockholders’ equity to reconcile the U.S. GAAP results with Korean GAAP. The numbered paragraphs below refer to the corresponding item numbers set forth above.

1. We have established the U.S. GAAP allowance for loan losses for impaired non-homogeneous loans based on (1) the present value of expected future cash flows discounted at the loan’s effective interest rate, (2) the fair value of the collateral if the loan is collateral dependent or (3) observable market prices if available. For credit card balances and consumer loans, we have established the allowance for loan losses based on an evaluation of the historical performance of the loan portfolios. Allowance for loan losses for corporate loans that are not impaired is based principally on expected loss methodology. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.”

Under Korean GAAP, the allowance for loan losses is generally established based on the classification guidelines promulgated by the Financial Supervisory Commission, which require that the minimum allowance be established based on the classification of the loan. We used these guidelines in establishing the minimum reserves. Starting in 1999, we also established voluntary additional reserves on the individual credits to develop a certain level of consistency with international banking practices. The reserves with respect to our bank subsidiaries and Woori Credit Card (prior to its merger with Woori Bank) were established based on the following percentages as of December 31, 2004:

		Credit Card Operations
	Bank Subsidiaries	Financial Assets	Credit Card Balances
Normal	0.5%	0.5%	1%
Precautionary	2 to 19	5 to 19	12 to 19
Substandard	20 to 49	20 to 59	20 to 74
Doubtful	50 to 99	60 to 99	75 to 99
Estimated loss	100	100	100

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

3. Under U.S. GAAP, to qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged. Each derivatives instrument must be designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively. Under Korean GAAP, the criteria that must be met in order to apply hedge accounting are less prescriptive. The majority of the derivatives hedge accounting relationships that we have established under Korean GAAP did not qualify as hedges under U.S. GAAP, except for certain derivatives entered into in 2003 which qualify as fair value hedges under the short-cut method. This adjustment reflects the effects of the reversal of the hedge accounting treatment under Korean GAAP.

4. Under U.S. GAAP, certain employee and other costs associated with originating loans are deferred and amortized as a yield adjustment over the life of the related loans, net of any related fees received. These costs relate to direct loan origination activities performed by us which include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents and closing the transaction. Prior to 2003, Korean GAAP required these origination fees to be recognized in income or expense when received or paid and did not provide for deferral. Commencing in 2003, certain origination fees and costs are required to be deferred and amortized as a yield adjustment over the life of the related loans.

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

8. Under U.S. GAAP, we recorded a tax expense related to the utilization of pre-acquisition net operating loss carry-forwards and deductable temporary differences, both of which were credited to a reduction of deficit equity and core deposit intangible. Under Korean GAAP, the utilization of such items results in a decrease of current income tax expense with a reduction in gross deferred tax assets.

9. The results of each of our subsidiaries have been affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, this adjustment reflects the allocation of the other adjustments to the minority interest.

10. This adjustment reflects the effect of miscellaneous items, which are not individually material.

Item 5C. Research and Development, Patents and Licenses, etc.

Not Applicable

Item 5D. Trend Information

These matters are discussed under Item 5A and Item 5B above where relevant.

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

Item 5F. Tabular Disclosure of Contractual Obligations

See “Item 5B. Liquidity and Capital Resources—Contractual Obligations and Off-balance Sheet Arrangements.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A. Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for managing our affairs. The board currently comprises three standing directors and six non-standing directors. Standing directors are directors who are full-time executive officers of Woori Finance Holdings, while non-standing directors are directors who are not full-time executive officers.

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

Standing Directors

Our standing directors are as follows:

Name	Age	Position	Director Since	Date Term Ends
Young-Key Hwang	53	Chairman and Chief Executive Officer	March 30, 2004	March 29, 2007

Jong-Wook Kim	60	Vice Chairman	March 30, 2004	March 29, 2007

Seung Hee Park	54	Chief Financial Officer	March 28, 2005	March 27, 2008

None of these directors are involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Young-Key Hwang is our chairman and chief executive officer. He was elected chairman and appointed as chief executive officer in March 2004. Prior to joining Woori Finance Holdings, he was president of Samsung Securities and, prior to that, president of Samsung Investment Trust Management. Mr. Hwang holds a B.A. in international trade from Seoul National University and an M.Sc. from the London School of Economics.

Jong-Wook Kim is our vice chairman. He was elected as a vice chairman in March 2004. Prior to joining Woori Finance Holdings, he was chief vice president of Woori Bank and, prior to that, his posts have included vice president, managing director, chief secretary and international manager at Woori Bank. Mr. Kim holds a B.A. in international trade from Seoul National University.

Seung Hee Park is our chief financial officer. He was elected as chief financial officer in March 2005. He was senior managing director of Woori Finance Holdings and, prior to that, an executive director of KDIC and non-standing director at Korea First Bank. Mr. Park graduated from Korea Military Academy and attended the Graduate School of Public Administration at Seoul National University.

Non-Standing Directors

Our non-standing directors are selected based on their experience and knowledge in diverse areas, which include law, finance, economies, management and accounting. We currently have six non-standing directors. All were nominated by the Non-standing Director Candidate Nomination Committee and approved by our shareholders.

Our non-standing directors are as follows:

Name	Age	Position	Director Since	Year Term Ends (1)
Je-Hoon Lee	65	Non-Standing Director	March 30, 2004	2006
Sung-Tae Ro	59	Non-Standing Director	March 30, 2004	2006
Woon-Youl Choi	55	Non-Standing Director	March 28, 2005	2006
Oh-Seok Hyun	55	Non-Standing Director	March 31, 2003	2006
Chung-Sook Moon	50	Non-Standing Director	March 30, 2004	2006
Sung-Hwan Bae	49	Non-Standing Director	May 18, 2004	2006

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Je-Hoon Lee has been a non-standing director since 2004. He currently is president of the Korea BBB Association and, prior to that, a member of the Financial Development Council at the Ministry of Finance and Economy, and president and chief executive officer of JoongAng Ilbo. He holds a B.A. in sociology and an M.A. in journalism from Seoul National University.

Sung-Tae Ro has been a non-standing director since 2004. He is currently the president of the Korea Economic Research Institute and, prior to that, was dean of the Business School at Myongji University and also the chief editor of The Korea Economic Daily. He holds a B.A. in economics from Seoul National University and a Ph.D. in economics from Harvard University.

Woon-Youl Choi was elected non-standing director in March 2005. He currently is dean of the Graduate School for Business Administration at Sogang University and, prior to that, a member of the Monetary Policy Committee. He holds a B.A. in business administration from Seoul National University and a Ph.D. in finance from University of Georgia.

Oh-Seok Hyun has been a non-standing director since 2003. He currently is president of the Trade Research Institute, a unit of the Korea International Trade Association and, prior to that, dean of the National Tax College and secretary for Economy Affairs, Office of the President. He was also a former employee of the Ministry of Finance and Economy. He holds a B.A. in business administration from Seoul National University and a Ph.D. in economics from University of Pennsylvania.

Chung-Sook Moon has been a non-standing director since 2004. She currently is a professor of economics at Sookmyung Women’s University and, prior to that, a member of the Financial Development Review Committee of the Ministry of Finance and Economy, and a member of the Presidential Regulatory Reform Committee. She holds a B.A. in home management from Sookmyung Women’s University and a Ph.D. in consumer economics from Kansas State University.

Sung-Hwan Bae has been a non-standing director since 2004. He currently is a director at KDIC and, prior to that, served at the Banking Supervisory Authority of the Bank of Korea. He holds a B.A. in business administration from Yeungnam University, an M.A. in economics from University of Illinois at Urbana-Champaign and a Ph.D. in business administration from Sung Kyun Kwan University.

If any director wishes to enter into a transaction with us in his or her personal capacity, he or she must obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting during which the board approves the transaction.

Item 6B. Compensation

The aggregate remuneration paid and benefits-in-kind we paid in 2004 to our chairman and chief executive officer, our other standing and non-standing directors, and our other executive officers was (Won)2,304 million. We did not set aside any amounts in 2004 for allowances for severance and retirement benefits for those directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

On December 4, 2002, our board of directors approved a stock option plan for our chairman and chief executive officer and 61 of our other directors and officers and those of our subsidiaries. In accordance with this plan, we have granted stock options to our directors and officers, as well as to directors and officers of our subsidiaries, as described below. See “Item 6E. Share Ownership.” For all of the options granted, we may elect either to issue common stock, deliver treasury shares or pay in cash the difference between the exercise price and the market price at the date of exercise. Restrictions on the grants, including continued employment for a specified period, lapse after a three-year vesting period. Once vested, options may be exercised until six years from the grant date.

In 2004, we did not grant any stock options and, accordingly, did not recognize any compensation expense for stock options granted under our stock option plan.

Item 6C. Board Practices

See “Item 6A. Directors and Senior Management—Board of Directors” for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have eight management committees that serve under the board:

•	the Board of Directors Management Committee;

•	the Management Compensation Committee;

•	the Risk Management Committee;

•	the Audit Committee;

•	the Executive Management Committee;

•	the Ethics Management Committee;

•	the Non-Standing Director Candidate Nomination Committee; and

•	the MOU Review Committee.

The board appoints each member of these committees except for members of the Audit Committee, who are elected by our stockholders at the annual general meeting.

Board of Directors Management Committee

This committee consists of one standing director and four non-standing directors: Young-Key Hwang, Sung-Tae Ro, Chung-Sook Moon, Je-Hoon Lee and Woon-Youl Choi. The chairman is Young-Key Hwang. This committee, which functions as a steering committee, enables broad management oversight of our operations. It is responsible for the following:

•	setting rules and procedures for operations of our board and its various committees;

•	resolving issues relating to critical management-related matters like restructuring;

•	formulating management strategies and policies; and

•	determining policies to enhance our corporate governance structure.

This committee holds regular meetings every six months.

Management Compensation Committee

This committee consists of three non-standing directors: Je-Hoon Lee, Oh-Seok Hyun, and Woon-Youl Choi. The chairman is Je-Hoon Lee. It is responsible for all matters relating to the following:

•	management’s performance in developing our business;

•	setting goals and targets with respect to and evaluating executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every six months.

Risk Management Committee

This committee consists of two standing directors and three non-standing directors: Young-Key Hwang, Seung Hee Park, Sung-Tae Ro, Oh-Seok Hyun and Woon-Youl Choi. The chairman is Young-Key Hwang. It oversees and makes determinations on all issues relating to our group-wide, standardized risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset and liability management. The major roles of the Group Risk Management Committee include:

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

Audit Committee

This committee consists of six non-standing directors: Je-Hoon Lee, Sung-Tae Ro, Oh-Seok Hyun, Chung-Sook Moon, Sung-Hwan Bae and Woon-Youl Choi. The chairman is Woon-Youl Choi. It reviews all audit and compliance-related matters and makes recommendations to our board. This committee also is responsible for the following:

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

Executive Management Committee

This committee consists of three standing directors: Young-Key Hwang, Jong-Wook Kim and Seung Hee Park. The chairman is Young-Key Hwang. This committee is an operational committee that oversees decisions with respect to our operational and management matters. The committee holds regular meetings every week.

Ethics Management Committee

This committee consists of three standing directors and three non-standing directors: Young-Key Hwang, Jong-Wook Kim, Seung Hee Park, Je-Hoon Lee, Oh-Seok Hyun and Chung-Sook Moon. The chairman is Chung-Sook Moon. It is responsible for the following:

•	implementing our code of ethics and amending it when necessary;

•	managing our ethics policies, including developing procedures and standards of conduct to ensure compliance; and

•	evaluating our performance under our code of ethics.

This committee holds regular meetings every year.

Non-Standing Director Candidate Nomination Committee

This committee consists of one standing director and three non-standing directors: Young-Key Hwang, Je-Hoon Lee, Sung-Tae Ro and Woon-Youl Choi. The chairman is Sung-Tae Ro. It is responsible for the following:

•	searching for potential non-standing director candidates; and

•	reviewing and nominating non-standing director candidates.

This committee holds meetings when a non-standing director needs to be appointed.

MOU Review Committee

This committee consists of the entire board of directors: Young-Key Hwang, Jong-Wook Kim, Seung Hee Park, Je-Hoon Lee, Sung-Tae Ro, Woon-Youl Choi, Oh-Seok Hyun, Chung Sook Moon and Sung-Hwan Bae. The chairman is Young-Key Hwang. It is responsible for the following:

•	evaluating MOU target attainment performances of us and our subsidiaries; and

•	overseeing and managing the MOU steering committee.

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

NYSE Corporate Governance Standards	Woori Finance Holdings

Director independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as six of our nine directors are non-executive directors.

Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our non-executive directors hold quarterly meetings, which coincide with the quarterly audit committee meetings, to discuss matters relating to management issues. The audit committee is comprised of six non-executive directors.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have established a separate non-executive director nomination committee.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	We maintain a management compensation committee composed of three non-executive directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an audit committee comprised of six non-executive directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

NYSE Corporate Governance Standards	Woori Finance Holdings

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our audit committee has six members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: one providing for the grant of stock options to officers and directors; and an Employee Stock Options Program, or ESOP.

All material matters related to the granting stock options are provided in our Articles of Incorporation, and any amendments to the Articles of Incorporation are subject to shareholders’ approval.

Matters related to the ESOP are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We are currently in the process of drafting and adopting corporate governance guidelines.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics and Business Conduct for Employees, a copy of which is available on our website.

Item 6D. Employees

As of December 31, 2004, we had a total of 66 full-time employees, including six officers and employees at our financial holding company. The following table sets forth information regarding our employees as of the dates indicated:

	As of December 31,
	2002	2003	2003
Full-time employees	14,422	14,326	16,227
Contractual employees	5,710	7,943	5,984

Total	20,132	22,269	22,211

Approximately 56.8% of our employees are members of the Korea Financial Industry Union. Since we were established in April 2001, neither we nor any of our subsidiaries has had any significant labor disputes, although we have made certain concessions to our labor unions. See “Item 3D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize and integrate our operations.” In connection with our restructuring process, we have placed a high priority on improving our relationships with our employees and maintaining an atmosphere of trust and cooperation between our labor and management.

At the holding company level and at each of our subsidiaries, our employees have a labor union.

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

We have introduced a “wage peak” system as a result of an agreement reached with our employees in 2005. Under the system, an employee’s wages reach a certain peak and then are gradually reduced as the employee reaches retirement age. This will allow the retirement age to be extended by one year to age 59 under the new system, while our employees wages would be cut incrementally from age 55. We believe that this system is beneficial both for us and our employees as it will encourage early retirements and reduce costs, while allowing employees to defer their retirement by one year. We are also planning to extend a performance-based pay system to all of our employees, as it currently applies only to those who are in the position of vice chief of a department or higher.

Although we currently do not have an employee stock ownership program, we are currently considering whether to establish one. We have an employee stock ownership association, which purchases our shares at the request of our employees using their own funds. We do not provide any compensation benefits to employees through such purchases, although the association is entitled to certain pre-emptive rights. See “Item 10B. Memorandum and Articles of Association Pre-emptive Rights and Issuances of Additional Shares.”

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

In addition, we contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, into each employee’s personal pension account. In accordance with our internal policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of their employment, to receive a lump sum severance payment based upon the length of their service and the rate of pay at the time of termination. Such employees are entitled to receive a lump-sum equivalent to the average of 30 days’ pay for each year of service. We make provisions for accrued severance benefits based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2004, accrued severance benefits were (Won)359 billion, which represented 100% of the amount required under Financial Supervisory Commission guidelines. As of December 31, 2004, approximately 63.5% of accrued severance benefits were deposited with insurance companies and other banks. Under Korean law, we may not terminate full time employees except under certain circumstances. In February 2005, we announced a plan to reduce redundant positions at Woori Bank by carrying out an early retirement program. We plan to offer applicants 21 months’ salary in addition to normal severance payments.

In 2002, 2003 and 2004, we paid (Won)15 billion, (Won)16 billion and (Won)17 billion for the training of our employees in specialist areas by local and foreign training institutes.

Item 6E. Share Ownership

Common Stock

The persons who are currently our directors or executive officers, as a group, held no shares of common stock of Woori Finance Holdings as of December 31, 2004.

Stock Options

The following table sets forth information regarding the stock options we have granted to our directors and executive officers, as well as those of our subsidiaries, as of December 31, 2004. All of the stock options listed below relate to common stock of Woori Finance Holdings.

Grant Date	Position When granted	Exercise Period		Exercise Price (1)		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Woori Finance Holdings
04-Dec-02	Chairman and CEO	05-Dec-05	04-Dec-08	(Won)	6,800	100,000	0	0
04-Dec-02	Vice Chairman	05-Dec-05	04-Dec-08		6,800	80,000	0	0
04-Dec-02	6 Non-Standing Directors	05-Dec-05	04-Dec-08		6,800	50,000	0	0
04-Dec-02	Senior Managing Director	05-Dec-05	04-Dec-08		6,800	40,000	0	0
04-Dec-02	3 Managing Directors	05-Dec-05	04-Dec-08		6,800	90,000	0	0

Woori Bank
04-Dec-02	Vice Chairman and CEO of Woori Bank	05-Dec-05	04-Dec-08		6,800	80,000	0	0
04-Dec-02	6 Non-Standing Directors	05-Dec-05	04-Dec-08		6,800	60,000	0	0
04-Dec-02	Senior Executive Vice President	05-Dec-05	04-Dec-08		6,800	45,000	0	0
04-Dec-02	9 Executive Vice Presidents	05-Dec-05	04-Dec-08		6,800	270,000	0	0
04-Dec-02	Member of the Audit Committee	05-Dec-05	04-Dec-08		6,800	45,000	0	0

Woori Investment Bank
04-Dec-02	President	05-Dec-05	04-Dec-08		6,800	30,000	0	0
04-Dec-02	3 Non-Standing Directors	05-Dec-05	04-Dec-08		6,800	15,000	0	0
04-Dec-02	Managing Director	05-Dec-05	04-Dec-08		6,800	20,000	0	0
04-Dec-02	Member of Audit Committee	05-Dec-05	04-Dec-08		6,800	20,000	0	0

Woori Finance Information System
04-Dec-02	President	05-Dec-05	04-Dec-08		6,800	40,000	0	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08		6,800	20,000	0	0
04-Dec-02	2 Managing Directors	05-Dec-05	04-Dec-08		6,800	30,000	0	0

Woori Asset Management
04-Dec-02	President	05-Dec-05	04-Dec-08		6,800	30,000	0	0
04-Dec-02	Non-Standing Director	05-Dec-05	04-Dec-08		6,800	5,000	0	0

Woori Capital Advisors Asset Management
04-Dec-02	President	05-Dec-05	04-Dec-08		6,800	30,000	0	0
04-Dec-02	Vice President	05-Dec-05	04-Dec-08		6,800	30,000	0	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08		6,800	20,000	0	0
04-Dec-02	2 Managing Directors	05-Dec-05	04-Dec-08		6,800	30,000	0	0

Woori Credit Information
04-Dec-02	President	05-Dec-05	04-Dec-08		6,800	20,000	0	0
04-Dec-02	Vice President	05-Dec-05	04-Dec-08		6,800	15,000	0	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08		6,800	15,000	0	0
04-Dec-02	2 Managing Directors	05-Dec-05	04-Dec-08		6,800	30,000	0	0

	Total					1,260,000	0	0

(1)	Calculation formula: Exercise price = (Won)6,800 x (1 + the increase rate of the KOSPI Bank Industry Index). The increase rate of the KOSPI Banking Industry Index = ((the average closing index announced for the three months prior to the commencement of the exercise period) – (the average closing index announced for the three months prior to the grant of the stock options)) / (the average closing index announced for the three months prior to the grant of the stock options).

Item 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A. Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2004 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock(1)	Percentage of Total Shares on a Fully Diluted Basis(1)
KDIC	628,458,609	78.9%	78.9%

As of December 31, 2004, there were US$53 million of convertible bonds outstanding that were held by an affiliate of Lehman Brothers, which, if fully converted into 9,559,782 shares, would have represented approximately 1.2% of our outstanding shares of common stock. Those convertible bonds became convertible in tranches commencing in September 2003. Under the terms of the bonds, 5,914,180 shares may be converted from September 2003, while 3,481,173 shares and 12,379,386 shares may be converted from December 2003 and March 2004, respectively. In addition, we issued US$1 million convertible bonds in July 2003 to an affiliate of Lehman Brothers, which may be converted into 164,429 shares from July 2004, which if fully converted as of December 31, 2003, would have represented an additional 0.02% of our outstanding shares of common stock. In November and December 2004, this affiliate of Lehman Brothers converted an aggregate of US$39 million of our convertible bonds into 12,379,386 shares of our common stock at (Won)5,380 per share, which amounted to 1.6% of our outstanding shares of common stock. In February and March 2005, the remaining US$53 million of our convertible bonds held by the Lehman Brothers affiliate was converted into 9,559,782 shares of our common stock at conversion prices of between (Won)5,588 and (Won)7,313 per share, which amounted to 1.2% of our outstanding common stock.

As of December 31, 2004, none of our standing and non-standing directors owned any shares of our common stock, and our executive officers, excluding standing directors, owned no shares of our common stock.

As of December 31, 2004, we had 82 holders of record in the United States, who collectively held 37,892,368 shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of December 31, 2004.

Item 7B. Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which as of December 31, 2004 owned 78.9% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4B. Business Overview—Assets and Liabilities.”

We and our subsidiaries have entered into memoranda of understanding with the KDIC, under which we and our subsidiaries must meet business normalization targets or specific financial targets, or the KDIC has the right to impose sanctions on our directors or employees or to require us or our subsidiaries to take certain actions. In addition, as of December 31, 2004, we owned (Won)6,977 billion of debentures issued by the KDIC, representing 34.2% of our investment securities, which we received pursuant to the KDIC’s recapitalization of our predecessor entities. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As of December 31, 2004, we also had loans outstanding to the KDIC in the aggregate amount of (Won)26 billion. These loans were provided in connection with the public funds injected into us and our subsidiaries. The loans bore interest at the weighted average rate of 4.5% in 2004.

As of December 31, 2002, we had no loans outstanding to our executive officers and directors. As of December 31, 2003, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)17 million. As of December 31, 2004, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)49 million. For additional information regarding our transactions with related parties, see Note 39 of the notes to our consolidated financial statements.

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

See “Item 18. Financial Statements” and pages F-1 through F-87.

Legal Proceedings

As a financial institution with diverse operations, we are subject to legal proceedings and regulating actions in the ordinary course of our business.

Woori Finance Holdings

In April 2005, Shinhan Bank and eight other Korean banks filed a lawsuit at the Seoul Division of the Korean Industrial Property Tribunal against us, claiming that the trademark “Woori Bank” is invalid and in violation of the Trademark Law of Korea and the Unfair Competition Prevention and Trade Secret Protection Act of Korea. This lawsuit is currently pending.

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

In April 2005, the Financial Supervisory Service launched an investigation into Woori Bank’s private equity fund in connection with its investment in Woobang Construction. In connection with its investment, the private equity fund is alleged to have exerted undue influence to force another shareholder of Woobang Construction, Sevenmountain Group, to guarantee fixed returns in return for the private equity fund’s investment. In May 2005, the Financial Supervisory Service found that the private equity fund signed a secret side agreement with Sevenmountain Group granting it a “put-back” option whereby Sevenmountain Group guaranteed the private equity fund a fixed return. In June 2005, the Financial Supervisory Service announced that the secret side agreement was not in violation of the relevant laws.

Kwangju Bank

On October 24, 2001, The Export-Import Bank of Korea filed a lawsuit against Kwangju Bank with respect to its obligations relating to a certificate of guarantee to be issued on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea in the amount of US$100 million, of which Kwangju Bank’s exposure amounts to US$41 million. Kwangju Bank has established (Won)38 billion of allowances relating to the lawsuit. Kwangju Bank asserts that the underlying documents authorizing the issuance of a certificate of guarantee were executed without proper authorization by an assistant branch manager who failed to obtain the necessary approval of its board of directors. In December 2003, the Seoul District Court ruled against Kwangju Bank and required it to issue a certificate of guarantee on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea. Kwangju Bank has appealed this decision to the appellate court. This lawsuit is currently pending.

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

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by Woori Finance Holdings and its predecessor with respect to each of the five years ended December 31, 2004. The dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Common Share		Dividends Per Preferred Share	Total Amount Of Cash Dividends Paid
				(in millions of Won)
2000 (1)		—	—		—
2001		—	—		—
2002 (2)	(Won)	250	—	(Won)	57,262
2003		100	—		77,550
2004		150	—		119,468

(1)	Reflects dividends of Hanvit Bank.
(2)	The KDIC received dividends of (Won)50 per share of common stock. The total amount of cash dividends paid reflects this lesser amount paid with respect to the shares of common stock owned by the KDIC.

Future dividends will depend upon our revenues, cash flow, financial condition and other factors. As an owner of ADSs, you will be entitled to receive dividends payable in respect of the shares of common stock represented by such ADSs.

For a description of the tax consequences of dividends paid to our shareholders, see “Item 10E. Taxation—United States Taxation—Dividends” and “—Korean Taxation—Taxation Dividends.”

Item 8B. Significant Changes

Not Applicable

Item 9. THE OFFER AND LISTING

Item 9A. Offering and Listing Details

Market Price Information

The principal trading market for our common stock is the Stock Market Division of the Korea Exchange. Our common stock, which is in registered form and has a par value of (Won)5,000 per share of common stock, has been listed on the Stock Market Division of the Korea Exchange since June 24, 2002 under the identifying code 053000. As of the date of this annual report, we have 796,455,558 shares of common stock outstanding. Our ADSs have been listed on the New York Stock Exchange and are identified by the symbol “WF” since September 29, 2003 under the CUSIP number 981063100.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Stock Market Division of the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	Stock Market Division of the Korea Exchange (1)					New York Stock Exchange (2)
	Closing Price Per Common Stock				Average Daily Trading Volume	Closing Price Per ADS				Average Daily Trading Volume
	High		Low			High		Low
					(in thousands of shares)					(in thousands of shares)
2000
First Quarter	(Won)	4,150	(Won)	1,730	4,456		—		—	—
Second Quarter		3,050		1,000	24,120		—		—	—
Third Quarter		3,080		1,360	40,523		—		—	—
Fourth Quarter		1,725		830	35,948		—		—	—
2001
First Quarter		—		—	—		—		—	—
Second Quarter		—		—	—		—		—	—
Third Quarter		—		—	—		—		—	—
Fourth Quarter		—		—	—		—		—	—
2002
First Quarter		—		—	—		—		—	—
Second Quarter		6,800		5,630	2,702		—		—	—
Third Quarter		7,050		4,405	1,446		—		—	—
Fourth Quarter		5,000		3,902	1,578		—		—	—
2003
First Quarter		4,800		3,900	1,560		—		—	—
Second Quarter		6,400		4,050	1,722		—		—	—
Third Quarter		7,350		6,000	1,752		—		—	—
Fourth Quarter		7,750		5,580	1,840	US$	19.30	US$	15.30	1,325
2004
First Quarter		9,250		6,800	1,810,477		25.20		17.95	4,898
Second Quarter		9,180		6,420	1,841,010		23.50		17.00	2,644
Third Quarter		8,200		6,500	2,781,362		22.00		16.45	1,595
Fourth Quarter		8,900		7,700	1,911,655		25.25		20.55	959
2005
January		9,300		8,220	1,853,773		27.20		23.50	3,640
February		9,790		9,160	2,197,643		29.10		27.30	1,295
March		10,700		9,350	3,195,981		31.60		28.00	1,509
April		10,250		9,110	1,714,168		30.30		27.85	681
May		9,520		8,970	1,048,374		29.40		27.75	2,586
June		10,250		9,350	1,346,072		30.10		28.27	1,116

Source: Stock Market Division of the Korea Exchange; New York Stock Exchange.

(1)	Reflects trading of Hanvit Bank. For the period from December 15, 2000 through June 23, 2002, neither our common shares nor those of our predecessor, Hanvit Bank, were traded on any exchange. Trading of our common shares on the Stock Market Division of the Korea Exchange commenced on June 24, 2002.
(2)	Each ADS represents the right to receive three shares of our common stock. Trading of our ADSs on the New York Stock Exchange commenced on September 29, 2003.

The ADSs offered in this offering will be fully fungible with, will be identified by the same CUSIP number as, and will be eligible for trading under the same New York Stock Exchange trading symbol as, the existing ADSs.

Item 9B. Plan of Distribution

Not Applicable

Item 9C. Markets

The Stock Market Division of the Korea Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Stock Market Division of the Korea Exchange is a membership organization consisting of most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2004, the aggregate market value of equity securities listed on the Stock Market Division of the Korea Exchange was approximately (Won)413 trillion. The average daily trading volume of equity securities for 2004 was approximately 373 million shares with an average transaction value of (Won)2,232 billion.

The Stock Market Division of the Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Listing Regulation of the Stock Market Division of the Korea Exchange. The Stock Market Division of the Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semiannually and quarterly and to release immediately all information that may affect trading in a security.

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

The Stock Market Division of the Korea Exchange publishes the KOSPI every ten seconds, which is an index of all equity securities listed on the Stock Market Division of the Korea Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI are set out in the following table:

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005 (through June 27)	893.71	1,022.79	870.84	991.11

Source: The Stock Market Division of the Korea Exchange

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Stock Market Division of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down To Won
Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to a recent deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Stock Market Division of the Korea Exchange by the securities companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. See “Item 3D. Risk Factors—Risks relating to our common stock and ADSs.” An agriculture and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Stock Market Division of the Korea Exchange. See “Item 10E. Taxation—Korean Taxation.”

The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(billions of Won)		(millions of US$) (1)		thousands of Shares	(millions of Won)		(thousands of US$) (1)
1982	334	(Won)	3,001	US$	4,279	9,704	(Won)	6,667	US$	9,508
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,693		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,267	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,704	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,599		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	679		412,588		398,597	372,894		2,232,108		2,156,418
2005 (through June 27)	777		460,342		454,435	439,158		2,455,545		2,424,033

Source: The Stock Market Division of the Korea Exchange

(1)	Converted at the noon buying rate on the first business day of the period indicated.

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

Further Opening of the Korean Securities Market

A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the Stock Market Division of the Korea Exchange. Remittance and repatriation of funds in connection with foreign investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign investment in Korean stocks.

In addition, on January 28, 2002 the Stock Market Division of the Korea Exchange opened a new options market for seven stocks (Samsung Electronics, SK Telecom, KT Corporation, Korea Electric Power Corporation, POSCO, Kookmin Bank and Hyundai Motor Company). Foreigners are permitted to invest in such options subject to the same procedural requirements and investment limitations applicable to Korean investors.

Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Stock Market Division of the Korea Exchange or registered on the KOSDAQ Market Division of the Korea Exchange, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

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

Currently, foreigners are permitted to invest in certain securities including shares of Korean companies that are not listed on the Stock Market Division of the Korea Exchange nor registered on the KOSDAQ Market Division of the Korea Exchange and in bonds that are not listed.

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

When a customer places a sell order with a securities company which is not a member of the Stock Market Division of the Korea Exchange and this securities company places a sell order with another securities company, which is a member of the Stock Market Division of the Korea Exchange, the customer is still entitled to the proceeds of the securities sold and received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

Under the Korean Securities and Exchange Act, the Stock Market Division of the Korea Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a Securities company which is a member of the Stock Market Division of the Korea Exchange breaches its obligation in connection with a buy order, the Stock Market Division of the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

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

Reporting Requirements for Holders of Substantial Interests

Any person who directly or beneficially owns shares of our common stock that have voting rights, whether in the form of shares, ADSs, certificates representing the rights to subscribe for shares or equity-related debt securities (including convertible bonds and bonds with warrants) (which we refer to collectively as “Equity Securities”) that, when taken together with the Equity Securities beneficially owned by specified related persons or by any person acting in concert with that person, account for 5% or more of our total issued and outstanding shares (plus the Equity Securities other than the shares held by such persons) must report that holding to the Financial Supervisory Commission and the Stock Market Division of the Korea Exchange no more than five business days after reaching 5%. That person must also report any subsequent change in the ownership interest of 1% or more of our total outstanding shares (plus the Equity Securities other than the shares held by such persons) to the same entities no more than five business days after the change.

Anyone violating these reporting requirements may suffer criminal sanctions, including fines, imprisonment and/or a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Supervisory Commission may order that person to dispose of the unreported Equity Securities.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a “major stockholder”) must report the status of its shareholding to the Korea Securities Futures Commission and the Stock Market Division of the Korea Exchange within ten days after it becomes a major stockholder. In addition, the major stockholder must report any subsequent change in its ownership interest to those same entities no later than the tenth day of the month following the month in which the change occurred. A major stockholder that violates these reporting requirements may suffer criminal sanctions, including fines or imprisonment.

Pursuant to the Financial Holding Company Act, any single stockholder (together with any person considered to be a related party to that stockholder) that acquires more than 10% of the voting stock of a Korean financial holding company will be subject to approval requirements. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restriction on Ownership of a Financial Holding Company.”

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

Restriction Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Supervisory Commission regulations (which we refer to collectively as the “Investment Rules”) adopted since January 1992 in connection with the opening and operation of Korea’s stock market, foreign investors may generally invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Stock Market Division of the Korea Exchange or registered on the KOSDAQ Market Division of the Korea Exchange. Foreign investors may trade shares listed on the Stock Market Division of the Korea Exchange or registered on the KOSDAQ Market Division of the Korea Exchange only through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, except in limited circumstances. These circumstances include:

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

For over-the-counter transactions between foreign investors outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange involving a class of shares for which the limit on aggregate acquisition by foreign investors has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange must involve a licensed securities company in Korea as the other party. Foreign investors may not engage in margin transactions by borrowing shares from securities companies with respect to shares that are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (including Converted Shares and shares being issued for initial listing on the Stock Market Division of the Korea Exchange or registration on KOSDAQ Market Division of the Korea Exchange) to register with the Financial Supervisory Service before making an investment. This registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling the Converted Shares within three months from the acquisition date. The Financial Supervisory Service will issue an investment registration card to each registering foreign investor. This card must be presented each time the foreign investor opens a brokerage account with a securities company. Foreign investors eligible to obtain an investment registration card include:

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

When a foreign investor purchases shares through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, it need not make a separate report because the investment registration card system is designed to control and oversee foreign investment through a computer system. If, however, a foreign investor acquires or sells shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, that investor or its standing proxy must report that transaction to the governor of the Financial Supervisory Service at that time. In addition, if a foreign investor acquires or sells its shares in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, that investor must ensure that the securities company engaged to facilitate the transaction reports the transaction to the governor of the Financial Supervisory Service. A foreign investor may appoint a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if that investor does not perform these activities itself. A foreign investor may be exempted from complying with the standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed unavoidable by reason of conflict between laws of Korea and the home country of the foreign investor.

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

As of the date of this annual report, 796,455,558 shares of common stock were issued and outstanding. There are no shares of preferred stock currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of the date of this annual report, our authorized but unissued share capital was 1,603,544,442 shares. We may issue the unissued shares without further stockholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 23 of the notes to our consolidated financial statements and “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

Our articles of incorporation allow our stockholders, by special resolution, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our stockholders at their next general meeting convened immediately after the grant date. As of December 31, 2004, our officers, directors and employees held options to purchase 1,260,000 shares of common stock. See “Item 6E. Share Ownership.”

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

Under the Korean Securities and Exchange Act, each member of our employee stock ownership association, whether or not they are stockholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2004, through the stock ownership association our employees owned 2,073,551 shares, or 0.3%, of our common stock.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of (Won)2 trillion, to persons other than existing stockholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing stockholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing stockholders. As of December 31, 2004, we had US$53 million of convertible bonds outstanding. As of December 31, 2004, we had no bonds with warrants outstanding.

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

To exercise this right, stockholders must submit to us a written notice of their intention to dissent prior to the general meeting of stockholders called to approve the transaction in question. Within 20 days (or ten days, in the case of a merger or consolidation under the Law on Improvement of the Structure of the Financial Industry) after the date on which stockholders pass the relevant resolution at the general meeting, the dissenting stockholders must request in writing that we purchase their shares. We must purchase those shares within one month after the end of the request period (within two months after the receipt of the request in the case of a merger or consolidation under the Law on Improvement of the Structure of Financial Industry) at a negotiated price. If we cannot agree with the stockholder on a purchase price through negotiations, the price will be the arithmetic mean of the weighted average of the daily stock prices on the Stock Market Division of the Korea Exchange for:

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

Required Disclosure of Ownership

Under Korean and U.S. law, stockholders who beneficially hold more than a certain percentage of our common stock, or who are related to or are acting in concert with other holders of certain percentages of our common stock or our other equity securities, must report their holdings to various governmental authorities. For a description of the required disclosure of ownership, see “Item 9C. Markets—Reporting Requirements for Holders of Substantial Interests” and “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restriction on Ownership of a Financial Holding Company.”

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

Under the Korean Securities and Exchange Act, we must file with the Financial Supervisory Commission and the Stock Market Division of the Korea Exchange:

•	an annual report within 90 days after the end of each fiscal year;

•	a half-year report within 45 days after the end of the first six months of each fiscal year; and

•	quarterly reports within 45 days after the end of the first three months and nine months of each fiscal year.

Copies of these reports will be available for public inspection at the Financial Supervisory Commission and the Stock Market Division of the Korea Exchange.

Transfer of Shares. Under the Korean Commercial Code, share transfers are effected by the delivery of share certificates. The Korean Securities and Exchange Act provides, however, that in case of a company listed on the Stock Market Division of the Korea Exchange (like us), share transfers can be effected using a book-entry system. The transferee must have its name and address registered on our register of stockholders in order to assert its stockholder’s rights. For this purpose, stockholders must file their name, address and seal with us. Non-resident stockholders must tell us the name of their proxy in Korea to which we can send notices. Under current Korean regulations, the following entities may act as agents and provide related services for foreign stockholders:

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

Except as provided in the Financial Holding Company Act, the maximum aggregate shareholdings of a single stockholder or a person in a “special relationship” with any stockholder is 10% of our issued and outstanding voting shares. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restriction on Ownership of a Financial Holding Company.”

Our Acquisition of Our Shares. We generally may not acquire our own capital stock except in certain limited circumstances, including a reduction in capital.

Notwithstanding the foregoing restrictions, pursuant to the Korean Securities and Exchange Act and after submission of certain reports to the Financial Supervisory Commission, we may purchase our own capital stock on the Stock Market Division of the Korea Exchange or through a tender offer. We may also acquire interests in our capital stock through agreements with trust companies, securities investment companies or investment trust management companies. The aggregate purchase price of our capital stock may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year.

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

We and certain of our subsidiaries have been unable to meet our respective financial targets and, as a result, the KDIC imposed penalties on us and those subsidiaries, some of which have been subsequently merged into other subsidiaries. We negotiated with the KDIC to adjust some of the financial targets applicable to us and our subsidiaries under our memoranda of understanding and, as a result, each of us, Woori Bank, Kyongnam Bank and Kwangju Bank met our financial targets as of December 31, 2004. See “Item 3D. Risk Factors—Other risks relating to our business—Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial harm to us or our subsidiaries.”

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

Item 10E. Taxation

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold the common shares or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds common shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds common shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisers concerning the U.S. federal, state, local, and other tax consequences of purchasing, owning, and disposing of common shares or ADSs in your particular circumstances.

For purposes of this summary, you are a “U.S. holder” if you are the beneficial owner of a common share or an ADS and are:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the common share or ADS.

In general, if you are the beneficial owner of ADSs, you will be treated as the beneficial owner of the common shares represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the common share represented by that ADS.

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends received deduction. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your receipt of the dividend, in the case of common shares, or the depositary’s receipt, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for its 2005 taxable year.

Distributions of additional shares in respect of common shares or ADSs that are made as part of a pro-rata distribution to all of our stockholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition

For U.S. federal income tax purposes, gain or loss you realize on a sale or other disposition of common shares or ADSs generally will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the common shares or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at reduced rates.

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on the common shares or ADSs, so long as you have owned the common shares or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, if you so elect, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax may be treated for U.S. federal income tax purposes as imposed on “general limitation” income. Such treatment could affect your ability to utilize any available foreign tax credit in respect of such taxes.

Any Korean securities transaction tax or agriculture and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.

Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial.

The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on a U.S. holder’s particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient and demonstrates this when required or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

With respect to shares of our common stock, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such common shares through the Stock Market Division of the Korea Exchange (“KSE”) if you (i) have no permanent establishment in Korea and (ii) did not own or have not owned (together with any shares owned by any entity which you have a certain special relationship with and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs. With respect to ADSs, there are uncertainties as to whether they should be viewed as securities separate from the shares of common stock underlying such ADSs or as the underlying shares themselves for capital gains tax purposes, as discussed in a more detail in the following paragraph. However, in either case, you will be eligible for exemptions for capital gains available under Korean domestic tax law (in addition to the exemption afforded under income tax treaties) if certain conditions discussed below are satisfied. Under a tax ruling issued by the Korean tax authority in 1995 (the “1995 tax ruling”), ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling (i) capital gains earned by you from the transfer of ADSs to another Non-Resident (other than to such transferees’ permanent establishment in Korea) have not been subject to Korean income taxation and (ii) capital gains earned by you (regardless whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea have been exempt from Korean income taxation by virtue of the Tax Exemption and Limitation Law of Korea (the “TELL”), provided that the issuance of the ADSs is deemed to be an overseas issuance under the TELL.

However, according to a recent tax ruling issued in 2004 by the Korean tax authorities regarding the securities transaction tax (the “2004 tax ruling”), depositary receipts constitute share certificates the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income tax on capital gains, it gives rise to a question as to whether depositary shares (such as ADSs) should be viewed as the underlying shares for capital gains tax purposes. In that case, exemptions afforded under domestic Korean tax law to capital gains from transfers of ADSs based on the treatment of ADSs as securities separate from the underlying shares would no longer apply (including those referred to in the 1995 tax ruling), but, instead, exemptions for capital gains from transfers of the underlying shares would apply. Under such an exemption relevant to this case, capital gains from transfers of ADSs should be exempt from Korean income tax under the TELL if (i) the ADSs are listed on an overseas securities market that is similar to the Stock Market Division of the Korea Exchange or KOSDAQ Market Division of the Korea Exchange and (ii) the transfer of ADSs is made through such securities market. We believe that New York Stock Exchange would satisfy the condition described in (i) above.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Stock Market Division of the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the shares of common stock or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. Please see the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

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

Securities Transaction Tax

If you transfer shares, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock when traded on the Stock Market Division of the Korea Exchange. If your transfer is not made on the Stock Market Division of the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

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

Not Applicable

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

Our lending and trading businesses, our deposit taking activities and our operating environment expose us to various risks. Our risk management goal is to understand, measure and monitor these risks and to ensure that our employees strictly adhere to the policies and procedures that we establish. We seek to take a conservative approach to risk management in order to better insulate our operations from adverse events. Risks we face include:

•	credit risk;

•	market risk (primarily interest rate risk, equity risk and foreign exchange risk);

•	liquidity risk; and

•	operational risk (including legal risk).

In 2005, we completed the implementation of a group-wide, standardized risk management system (except with respect to credit risk management and operational risk management). This system has enhanced our risk management capabilities by enabling us to exchange information among our and our subsidiaries’ risk management operations. We use our risk management systems to manage our risks within acceptable limits and to otherwise ensure the soundness of our assets and the stability of our operations.

Standardization Strategy

We began the process of implementing a group-wide, standardized risk management system in connection with the establishment of our financial holding company structure in 2001. At that time, with the assistance of a third-party consultant, we established a task force to review and evaluate the risk management systems that our subsidiaries were using. Following this review, we determined our basic structure of risk management governance and established basic risk management policies and guidelines for our group. This required us to establish a new risk management system, including a centralized risk control system, in order to better measure and address the risks we face and to anticipate potential risks more precisely. We completed the implementation of a group-wide, standardized risk management system (except with respect to credit risk management and operational risk management).

We allocate our total risk capital in accordance with the guidelines set by our Group Risk Management Committee. As described in more detail below, the committee allocates risk capital with respect to credit risk, market risk, interest rate risk and operational risk with respect to each of our three banking subsidiaries, and allocates risk capital with respect to credit risk, market risk, business risk and operational risk with respect to Woori Investment & Securities.

Through our group-wide, standardized risk management system we allocate our risk capital:

•	with respect to our market risk based on a market value at risk, or “VaR,” system established in 2003; and

•	with respect to our interest rate risk based on a Stochastic Simulation which simulates the current portfolio’s net present value one year later at a 99% confidence level for a one-year holding period.

We do not have a group-wide, standardized risk management system for risk capital with respect to credit risk. As a result, we allocate such risk to each subsidiary according to the results of its own system and, on that basis, we allocate risk capital with respect to credit risk.

We allocate our risk capital with respect to operational risk through a basic index in accordance with Basel II. With respect to Woori Investment & Securities, we also apply business risk when allocating such risk capital which is based on “earnings at risk” (a measurement of the relativity of our total earnings).

Our risk capital allocation, on a non-consolidated basis, with respect to 2005 will be as follows:

	Available capital		Risk capital		Risk appetite	Credit		Market		Interest rate		Operational		Business		Buffer
	(in millions of Won, except percentages)
Woori Finance Holdings	(Won)	7,441	(Won)	7,178	96.47%	(Won)	5,661	(Won)	520	(Won)	147	(Won)	814	(Won)	38	(Won)	263
Woori Bank		6,500		5,932	91.26		4,478		394		120		670		—		568
Kyongnam Bank		587		584	99.49		469		39		10		66		—		3
Kwangju Bank		412		409	99.27		320		25		17		47		—		3
Woori Investment & Securities (1)		1,809		827	45.72		412		205		—		85		125		982
Woori Finance Information Systems		8		5	62.03		—		—		—		5		—		3

(1)	Reflects the pro rata risk capital based upon our ownership percentage of Woori Investment & Securities.

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

The following chart sets our risk management governance structure:

From July 2004, we instituted a “double report” system with respect to our risk management procedures. Each of our subsidiary risk management units is required to submit risk management reports directly to the Group Risk Management Team. Through this internal reporting system, we are able to better ascertain and strengthen the monitoring of our subsidiaries’ risk management and are able to quickly address any deviation from our group-wide risk policies.

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

The Group Risk Management Council is comprised of our chief financial officer and the directors of the risk management departments of Woori Finance Holdings and all of our operating subsidiaries. It operates independently from all business units, and reports directly to the Group Risk Management Committee. Our Group Risk Management Council convenes on a monthly basis.

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

Subsidiary Risk Management Committees

Each of our subsidiaries has delegated risk management authority to its Subsidiary Risk Management Committee. Each Subsidiary Risk Management Committee measures and monitors the various risks faced by the relevant subsidiary and reports to that subsidiary’s board of directors regarding decisions that it makes on risk management issues. It also makes strategic decisions regarding the operations of the relevant subsidiary, such as allocating credit risk limits, setting total exposure limits and market risk-related limits and determining which market risk derivatives instruments the subsidiary can trade. The major activities of each Subsidiary Risk Management Committee include:

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

Each of Woori Bank, Kyongnam Bank and Kwangju Bank has established a similar multi-tiered risk management governance structure for its own operations. For example, Woori Bank’s Subsidiary Risk Management Committee is ultimately responsible for risk management for that subsidiary. It provides subsidiary board-level direction regarding risk management strategies and policies to the risk management bodies that are subordinate to it. Woori Bank’s Executive Risk Management Committee, which reports directly to Woori Bank’s Subsidiary Risk Management Committee and chief executive officer, implements the execution of these strategies and policies. The Executive Risk Management Committee works with various Woori Bank business units, including its risk management unit, its credit management unit and its individual business units. The risk management unit and the credit management unit directly implement and ensure compliance with Woori Bank’s risk policies and guidelines at an operational level. They monitor market risk and liquidity risk on a daily basis and credit risk and interest rate repricing gap risk on a monthly basis, and make quarterly reports to the Subsidiary Risk Management Committees and, in the case of the risk management unit, quarterly reports to the Group Risk Management Council.

Our non-banking subsidiaries generally have simplified risk management governance structures.

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

We believe that an essential part of achieving our credit risk management objectives is implementing a group-wide, standardized risk management system so that we can identify and manage the risks generated by our businesses using a standardized system. Each of Woori Bank, Kyongnam Bank and Kwangju Bank is currently using its own credit risk management system. In particular, Woori Bank, together with several external consultants, has since 2003 developed and implemented a centralized credit risk management system called the CREPIA system. In September 2004, we completed the development and implementation of the CREPIA system. CREPIA is a credit risk management system which combines credit risk management and the credit approval process on a transactional level with respect to individual borrowers and approval with respect to each individual loan or credit. This system quantifies credit risk using a “distance of default” methodology. This methodology relies on a review of a borrower’s cash flow and the level of its outstanding credit, and identifies the point at which a borrower will default based on the interaction of these and other factors. We believe that CREPIA is a systematic and efficient credit evaluation system and that Woori Bank has expedited its loan review process and improved its ability to monitor and evaluate its overall risk profile by using this system. The main characteristics of CREPIA are as follows:

•	automation of credit risk management system, which allows us to centralize and automate many tasks relating to our credit risk management system;

•	automatic recognition and processing of different forms of credit, which allows us to process and approve different types of credit, such as new applicants, renewing applicants and changes in the condition of the loan or credit approved;

•	incorporation of credit risk management prior to approval of credit, which allows us to consider individualized characteristics of a borrower and enables us to calculate a more accurate price with respect to the loan or credit approved;

•	automatic credit risk monitoring after approval of credit, which allows us to evaluate and re-rate the loan or credit on a real-time basis as a result of any change in the characteristics of the borrower (including the condition of the underlying collateral, change in borrowing limit and early warning characteristics); and

•	automatic verification of internal procedures and regulations with respect to approval of credit, which reduces our operational risk and ensures that there are no material deviations from our loan and credit policies.

Since the second half of 2004, Kyongnam Bank has been using an upgraded system based on the system used by Woori Bank. In the case of Kwangju Bank, we expect its upgraded system to be completed by 2005.

From 2004, we also established a credit risk limit for each of our banking subsidiaries with respect to “large exposures.” We aim to avoid concentrations of exposure with respect to any single corporate borrower or affiliated group of corporate borrowers. Accordingly, we established aggregate exposure limits based on each of our banking subsidiaries’ capital adequacy levels and, with respect to individual corporate borrowers, established limits by dividing the “expected loss” with respect to companies affiliated with such corporate borrower with the “unexpected loss” (a measurement of credit risk) of such borrower and converted that into an exposure amount. We use this as the basis for our “large exposure” limits with respect to such corporate borrower.

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

The evaluation and approval process differs depending on whether the loan is a corporate loan, a general household consumer loan, or a mortgage or home equity loan, and there is a separate process for credit card applications. Although each of our commercial banking subsidiaries currently uses slightly different credit scoring and approval systems in determining whether to approve a loan, we currently plan to implement a standardized “expected loss” and “unexpected loss” credit risk system at each of our operating subsidiaries. Implementing a standardized system will enable us to better allocate risk capital on a group-wide basis by evaluating “unexpected loss” (a measurement of credit risk), “VaR” (a measurement of market risk) and “earnings at risk” (a measurement of whether our assets and liabilities are mismatched). We also intend to standardize our risk-adjusted performance measurement system and implement that system on a group-wide basis.

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

For example, in September 2004 Woori Bank introduced its CREPIA credit evaluation system for corporate loans (including small- and medium-sized enterprise loans) and a consumer credit evaluation system for consumer loans. Following the introduction of its consumer credit evaluation system, Woori Bank substantially reduced the authority of branch managers and loan officers to approve consumer loans based solely on their own judgment. Woori Bank’s consumer loan approval process historically took as long as three days, but now generally takes less than 24 hours even when applications are reviewed by headquarters personnel. Kyongnam Bank and Kwangju Bank have a similar evaluation and approval process, and currently operate similar but less advanced systems. We intend to replace these evaluation systems with Woori Bank’s CREPIA system.

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

Corporate Loan Approval Process

Each of our banking subsidiaries’ branches reviews corporate loan applications using a credit evaluation system for corporate borrowers. Although these systems currently differ among our subsidiaries, we plan to standardize these systems as part of our group-wide, standardized risk management system after we complete the integration of our accounting and management information systems, which we expect will occur after implementation of the Basel II requirements in 2007. Each corporate credit evaluation system measures various quantitative and qualitative factors. The model used by the credit evaluation system to review an application depends, however, on certain characteristics of the potential borrower. For example, Woori Bank’s credit risk management department, together with its large corporate loan department and small- and medium-sized enterprise loan department, has developed separate credit evaluation models for large corporate borrowers, small- and medium-sized enterprises and SOHO borrowers. In general, each model uses scores from both a computerized evaluation of quantitative financial factors, such as cash flow and income, and more qualitative factors which are scored using judgments by the credit officer or officers reviewing the application to produce an overall credit risk rating. These credit evaluation systems provide our subsidiaries with tools to make consistent credit decisions and assist them in making risk-based pricing decisions. For example, Woori Bank’s CREPIA system, depending on whether the borrower is audited by independent auditors and its size, produces two separate scores based on one of seven rating models: one for quantitative current financial factors, which is weighted 60% in determining the CREPIA credit risk rating, and another for the more qualitative factors that the judgment of our credit officers plays a more significant part in determining, which is weighted 40%. The CREPIA credit risk rating estimates the probability that Woori Bank will recover extended credits and the likelihood that borrowers will default. Qualitative factors included in CREPIA include:

•	a customer’s future financial condition;

•	its competitive position in the industry;

•	its industry situation;

•	the quality of its management;

•	its technological merits;

•	its operations;

•	the nature and the location of any collateral; and

•	our level of priority in that collateral to estimate non-recovery risks.

These qualitative factors are input into the CREPIA system by the credit officer, and are scored based on his or her historical experience and that of the bank.

The CREPIA system produces separate credit risk ratings for each borrower and for each loan requested by that borrower. Woori Bank’s credit analysis and approval center evaluates and approves corporate loan applications based on these credit risk ratings. The CREPIA system assigns each borrower and facility a credit risk rating grade from one to ten. Grades from one to six are “normal,” grade seven is “precautionary,” eight “substandard,” nine “doubtful” and ten “estimated loss.” In addition, each grade between two and six can be “plus,” “neutral” or “minus,” meaning that there are 20 possible ratings. Loan applications rated grade six minus or worse are automatically subject to review by a credit officer committee or its Loan Committee. Certain loans are subject to review by the Loan Committee depending on the size of the loan and the determined credit risk rating. Examples of this include loan applications for secured loans in excess of (Won)60 billion regardless of the borrower’s or facility’s credit risk rating, and, at the other extreme for unsecured loans, loan applications in excess of (Won)4 billion for a borrower or facility with a credit risk rating of seven. Applications from borrowers with loans on a subsidiary’s watch list (see “—Credit Review and Monitoring” below) are also automatically reviewed by its Loan Committee.

Our subsidiaries use the same systems to evaluate and approve applications from small- and medium-sized enterprises that they use to evaluate other corporate borrowers, but use different credit evaluation models. For example, Woori Bank implemented its current credit evaluation models for small- and medium-sized enterprise customers in September 2004. These models, which are incorporated into the CREPIA system, use the same quantitative and qualitative factors that Woori Bank uses to evaluate other corporate customers. However, the small- and medium-sized enterprise models apply a 50% weighting to the score derived from quantitative factors and a 50% weighting to the score derived from the more flexible qualitative factors in determining the credit risk rating. In September 2004, Woori Bank introduced a separate credit evaluation model to evaluate newly opening small- and medium-sized enterprises that relies solely on qualitative factors. Woori Bank has also adopted a separate credit evaluation system for SOHOs (such as pharmacies, clinics and restaurants) that uses simpler credit evaluation models and resembles our application scoring system for new retail customers.

Woori Bank supplements the CREPIA evaluation by testing potential exposures with another separate model that is an element of its portfolio management system. This model analyzes information based primarily on current factors, such as a potential borrower’s stock price. This model provides a check on potential lending, including potential deterioration of outstanding credits, in cases where there have been significant changes in a borrower’s status that may not be fully reflected in its most recently available quantitative or qualitative data.

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

Consumer Loan Approval Process

The consumer loan department of each of our banking subsidiaries evaluates and approves consumer loan applications using dedicated consumer credit evaluation systems. Although these systems differ slightly among our banking subsidiaries, we intend to install an standardized system, which we expect will be based on Woori Bank’s current process, as part of our group-wide, standardized risk management system. Each of these consumer credit evaluation systems uses a standardized credit scoring system to evaluate and approve consumer loan applications and determine the appropriate pricing for the loan. Each consumer credit evaluation system measures various quantitative factors to produce a credit score for each application. As similarly situated consumer loan customers generally have similar performance profiles when evaluated collectively, these systems enable us to better evaluate individual customers using group characteristics.

Woori Bank, for example, began using its consumer credit evaluation system to review consumer loan applications in September 2004. That system assigns a credit score to each application based on its evaluation of various factors. These factors include any loan and guarantee limits we have set for particular borrowers or groups of borrowers and our evaluation of their cash flows and credit profiles. The system gives each customer’s loan application a score from one to ten. Applications with scores of one to four can be automatically approved at the branch or regional level. Applications with scores from five to seven are subject to further evaluation at the bank’s regional office or headquarters. Scores from eight to ten are automatically rejected. Woori Bank’s consumer credit evaluation system generally permits branch personnel to automatically approve retail customer loan applications for an aggregate loan amount outstanding per customer of up to (Won)50 million for unsecured loans and up to (Won)500 million for secured loans, while referring loan applications for larger amounts to Woori Bank’s headquarters. If the branch rejects an application, the applicant may request that the headquarters credit department re-review the loan application. Woori Bank uses this system to evaluate all new consumer loan applications, except for loans fully secured by deposits with us.

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

We also evaluate any collateral to which a loan application relates. At the time of the initial loan, we will review the proposed collateral using both internal review processes and outside parties that provide automated property evaluation services. For example, Woori Bank automatically re-evaluates the underlying collateral for secured loans and mortgages every two weeks (with respect to apartments) or semi-annually (with respect to other buildings). If the value of the collateral declines, we may have the ability to require that the borrower provide more collateral or to change the payment terms of the relevant loan.

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

Woori Bank’s credit card business unit reviews each new card application for completeness, accuracy and creditworthiness. It bases this review on various factors that assess the applicant’s ability to repay borrowed amounts. The review process involves three stages:

•	Initial Application Process. The credit card business unit verifies basic information by requesting certain documents from the applicant, generally contacts the applicant directly (usually by telephone, although there are personal visits to some applicants) and statistically analyzes the applicant’s personal credit history together with financial and default information gathered from third-party sources and its internal database. The analysis considers various factors including employment, default status and historical relationships with Woori Bank and any delinquency history with other credit card companies. The credit card business unit also reviews information about an applicant obtained from external databases maintained by the Korea Federation of Banks, Korea Information Service Inc. and a consortium of eight Korean credit card providers.

•	Application Scoring System Process. The current application scoring system at the credit card business unit was developed by a third party and is a legacy of Woori Bank’s original credit card business unit, where it was introduced in October 2001 and subsequently upgraded from February 2003 to February 2004. The system is a standardized evaluation tool used to determine the probability of a credit card applicant defaulting during the one-year period following issuance. The application scoring system, using a statistical model, assigns risks to factors that indicate a probability of non-payment. The model analyzes credit history, occupation, income, gender and age data to develop a combined risk score. The applicant’s eligibility to receive a credit card and credit limit is determined by its anticipated delinquency ratio over 90 days within one year.

•	Credit Assessment. If the application is approved, then the application scoring system assessment is used to determine the applicant’s credit limit. The aggregate credit limit for a new applicant who is an individual rarely exceeds (Won)10 million. There is a separate but similar system for determining the credit limit available to corporate card applicants, which will generally be higher than limits available to individual applicants but will not provide for the ability to obtain cash advances.

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

Loan Review and Monitoring

Each of our banking subsidiaries monitors credit risk with respect to its borrowers using its own loan review system. Each banking subsidiary has a loan review department that oversees its review and monitoring efforts. After a loan has been approved, the relevant materials or the results generated by the subsidiary’s relevant credit evaluation system, together with any supporting data, are reviewed by an officer in that department. There are three types of reviews that our subsidiary loan review units undertake:

•	Desk review. Desk reviews are the most common and are generally done within five days after a loan has been approved. Although the process is similar, different loans are automatically reviewed by our subsidiaries based on the size of the loan. At Woori Bank, for example, the loan review department will initiate a desk review of loans approved by a credit officer committee or the Loan Committee of the subsidiary, for any corporate loan that exceeded (Won)2 billion, any consumer loan that exceeded (Won)1 billion, any loan to a housing applicant group that exceeded (Won)5 billion or any loan where the loan terms were adjusted. For loans originating from a branch, the loan review department will initiate a desk review for new domestic loans or credit limit increases that exceed (Won)300 million or for borrowers whose total credit limit exceeds (Won)1 billion. For new overseas loans, desk reviews are conducted for amounts that exceed US$300,000.

•	Periodic review. Periodic reviews are done on a quarterly, semi-annual or annual basis with respect to loans that are current and exceed (Won)10 billion or with respect to borrowers who are on a “watch list” with respect to possible insolvency. Quarterly periodic reviews are done for certain corporate borrowers, depending on their size and the borrower’s industry.

•	Ad hoc review. Ad hoc reviews can be done at any time. The head of the subsidiary risk management department or the chief executive officer or chief financial officer of the respective subsidiary can initiate ad hoc reviews. Loan review officers who are responsible for desk and periodic reviews also conduct ad hoc reviews.

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

The credit card business unit’s credit risk management system has also been able to run various simulations in connection with monitoring its operations, including:

•	new product simulations, which predict a customer’s likely spending pattern when using a new credit card product and analyzes that pattern to predict the new product’s costs, delinquencies and profitability; and

•	credit use limit simulations, which test whether a customer’s credit limit has been properly set by simulating an increase or decrease of that limit.

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

Early Warning Systems

Each of our banking subsidiaries and Woori Bank’s credit card business unit have developed separate early warning systems that monitor the status of both commercial and retail borrowers and evaluate all of a customer’s outstanding credits. These systems monitor various factors, including the financial status, financial transaction status, industry rating and management status of borrowers. They enable our subsidiaries to find defaults and signs of potential delinquency in advance, monitor these problematic credits properly before any default or delayed payment occurs and keep track of information on the credit status of borrowers. Updated information is input as it becomes available, either automatically from internal and external sources or manually. This information includes data relating to:

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

We also monitor borrowers’ credits through on-line credit reports that are provided by Korea Information Service and National Information & Credit Evaluation, Inc., which are Korean credit reporting agencies.

After gathering this information, for example at Woori Bank, the CREPIA system reviews such information to monitor any changes that could affect the credit rating of the borrower, approval conditions with respect to the loan or credit, underlying collateral or assigned credit limit of the borrower. Depending on the likelihood of the change, the system automatically sends a signal to the responsible credit officer. The officer then evaluates the information and formulates an action plan, which could result in an adjustment in the borrower’s credit rating or loan pricing, a re-evaluation of the loan or the taking of other preventative measures.

Credit Remediation

We believe that by centralizing the management of our non-performing credits within each subsidiary, we can implement uniform policies for non-performing credit resolution, pool institutional knowledge and create a more specialized (and therefore more efficient) work force. Each of our subsidiaries has a unit that is responsible for managing non-performing loans. At Woori Bank, for example, the credit management and collection center generally oversees the process for resolving non-performing loans transferred to it by other Woori Bank business units. When a loan becomes non-performing, the units at our banking subsidiaries that are responsible for monitoring non-performing loans will begin a due diligence review of the borrower’s assets, send a notice demanding payment or stating that the unit will take legal action, and prepare for legal action. At the same time, we initiate our non-performing loan management process. Once we have confirmed the details of a non-performing loan, we make efforts to recover amounts owed to us. Methods for resolving non-performing loans include commencing collection proceedings or legal actions and writing off such loans, transferring them to subsidiaries in charge of collection and authorizing those subsidiaries to recover what they can. We have also disposed of a number of non-performing credits to KAMCO, as well as through our non-performing loan joint venture with Lehman Brothers and in other asset securitization transactions. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Non-Performing Loans—Non-Performing Loan Strategy.”

Market Risk Management

The principal market risks to which we are exposed are interest rate risk, equity risk and, to a lesser extent, foreign exchange risk. We divide market risk into risks arising from trading activities and risks relating to management of our assets and liabilities. The financial instruments that expose us to market risks are primarily trading and available-for-sale securities and financial derivatives.

Our Group Risk Management Committee establishes our risk capital allocation and risk limits for our trading activities. The Group Risk Management Committee has delegated the responsibility for coordinating market risk management for trading activities to the Group Risk Management Council. The risk management units of each of our subsidiaries coordinates with the Group Risk Management Council. These units review on a daily basis reports that include trading profits and losses, position reports, stress test results and “value at risk” results for our trading activities. Any violations of our risk limits are reported to the Group Risk Management Team.

Market Risk Management for Trading Activities

We measure market risk from trading activities to monitor and control the risk of our business groups and teams that perform those activities. Our trading activities consist of:

•	trading activities for our own account to realize short-term trading profits in debt (primarily Won-denominated), equity and foreign exchange markets based on our forecasts of changes in market situation and customer demand; and

•	trading activities involving derivatives transactions, including swaps, forwards, futures and options, primarily to sell derivatives products to our customers and to hedge our own market risk.

Market risk arising from our trading activities can be subdivided into interest rate risk, equity risk and foreign exchange risk:

•	Interest rate risk is a significant risk to which our trading activities are exposed. This risk arises primarily from our debt securities (which are primarily held by Woori Bank). We set different risk limits for our interest rate risk for our trading and non-trading debt portfolios.

•	Equity risk arises from price and volatility fluctuations in equity securities.

•	Foreign exchange risk arises from foreign currency-denominated assets and liabilities in both our trading and non-trading accounts and financial derivatives involving foreign currencies, which are not controlled separately on a trading and asset/liability management basis.

The Group Risk Management Committee monitors market risk both for the group and for each subsidiary individually. See “—Standardization Strategy.” We have established market risk limits with respect to our subsidiaries as shown in the following table:

	Trading Portfolio								Non-Trading Portfolio
			Accumulated Loss Limit				Special Option Limit
	VaR Limit		Quarter		Annual				PVBP Limit
	(in billions of Won)
Woori Bank	(Won)	33.0	(Won)	69.7	(Won)	139.3		—	(Won)	1.56
Kyongnam Bank		2.4		5.8		11.5		—		0.14
Kwangju Bank		1.0		2.4		4.7		—		0.10
Woori Securities		2.5		6.0		12.0	(Won)	0.0		—

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

The following tables show our daily VaR for each of Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Securities (which was subsequently merged with LGIS and renamed Woori Investment & Securities in March 2005) as of December 31, 2002, 2003 and 2004, at a 99% confidence level for a one-day holding period, for interest rate risk, foreign exchange risk and equity risk relating to our trading activities.

	Interest Rate Risk		Equity Risk		Foreign Exchange Risk		Less: Diversification		VaR for Overall Trading Activities
	(in millions of Won)
As of December 31, 2002
Woori Bank	(Won)	2,057	(Won)	5,775	(Won)	244		—	(Won)	8,076
Kyongnam Bank		162		186		5		—		353
Kwangju Bank		120		—		20		—		140
Woori Securities		467		2,285		11		—		2,763
As of December 31, 2003
Woori Bank		1,841		14,073		504	(Won)	1,370		15,049
Kyongnam Bank		265		—		31		—		296
Kwangju Bank		357		—		3		—		360
Woori Securities		587		2,653		5		322		2,923
As of December 31, 2004
Woori Bank		7,598		7,335		406		4,579		10,761
Kyongnam Bank		289		0		15		0		304
Kwangju Bank		274		0		18		0		292
Woori Securities		673		117		0		143		647

Stress test. In addition to VaR, we perform stress testing to measure market risk. As VaR assumes normal market situations, we assess our market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that we take no action during a stress event to change the risk profile of a portfolio. The following table shows, for each identified subsidiary, the loss that would have occurred in its trading portfolio as of December 31, 2004 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-100 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart
Market fluctuation amount		(20)%		(15)%		(10)%		10%		15%		20%
Woori Bank	(Won)	(43.6)	(Won)	(31.1)	(Won)	(19.2)	(Won)	12.3	(Won)	18.1	(Won)	30.7
Kyongnam Bank		0.0		0.0		0.0		0.0		0.0		0.0
Kwangju Bank		0.0		0.0		0.0		0.0		0.0		0.0
Woori Securities		(0.8)		(0.6)		(0.4)		0.4		0.6		0.8

	(in billions of Won, except percentages)
Interest Rate Chart
Basis point fluctuation amount	(100) basis points	(50) basis points	(25) basis points	25 basis points	50 basis points	100 basis points
Woori Bank	(Won)100.7	(Won)50.4	(Won)25.2	(Won)(25.2)	(Won)(50.4)	(Won)(100.7)
Kyongnam Bank	2.9	1.4	0.7	(0.7)	(1.4)	(2.9)
Kwangju Bank	4.7	2.3	1.2	(1.2)	(2.3)	(4.7)
Woori Securities	5.8	2.9	1.4	(1.4)	(2.9)	(5.8)

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

Equity Risk

Equity price risk and equity volatility risk result from our subsidiaries’ equity portfolios consisting of futures contracts and options and Won-denominated equity securities, as a result of the strict limits we have imposed with respect to VaR, accumulated loss and stress test limits imposed by our Subsidiary Risk Management Committees within the overall limits imposed by the Group Risk Management Committee and stress test limits. Equity risk arises in the context of trading activities for our own accounts to realize short-term trading profits with respect to equity and trading activities involving derivatives transactions. These include swaps, forwards, futures and options entered into primarily on behalf of our customers and to hedge our own market risk.

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

Each of our subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Counterparties are restricted to domestic and foreign financial institutions and banks with respect to which our subsidiaries have established a foreign exchange dealing limit. Our subsidiaries deal primarily in the Won/U.S. dollar market and their dealings are subject to what we believe are conservative daily maximum and closing limits and stop loss limits. By way of illustration, the following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2004:

	Won/U.S. Dollar Dealing				Dealings in other currencies
	Headquarters				Headquarters				Overseas Branches
	Total		Individual		Total		Individual		Total		Individual
	(in millions of US$)
Open position
Daily maximum limit	US$	300,000	US$	150,000	US$	70,000	US$	30,000	US$	35,000	US$	15,000
Daily closing limit		50,000		30,000		20,000		10,000		10,000		5,000
Stop loss:
Daily		500		300		300		100		150		50
Monthly		1,000		500		500		300		250		150

The following tables show the non-consolidated net open positions of Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Securities at the end of 2002, 2003 and 2004. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2002								2003								2004
Currency	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Securities		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Securities		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Securities
	(in millions of U.S. dollars)
US$	US$	12.14	US$	0.16	US$	0.42	US$	574	US$	(18.0)	US$	0.1	US$	0.4	US$	0.3	US$	20.8	US$	(6.8)	US$	0.6	US$	0.0
JP¥		1.10		(0.22)		0.20		—		28.4		0.1		(0.2)		0.0		(3.8)		2.0		0.0		0.0
Euro		0.03		0.16		0.42		—		0.8		0.1		0.0		0.0		1.9		11.2		(0.1)		0.0
Others		6.91		1.69		(0.23)		—		8.4		1.3		1.4		0.0		5.9		1.2		0.9		0.0

Total	US$	20.18	US$	1.79	US$	0.81	US$	574	US$	19.6	US$	1.6	US$	1.6	US$	0.3	US$	24.9	US$	7.6	US$	1.4	US$	0.0

Derivatives-Related Market Risk

The Foreign Exchange Transaction Regulations of Korea provide that a foreign exchange bank (such as Woori Bank) may generally enter into derivatives transactions without restriction so long as those transactions are not linked with credit risks of a party to the transaction or any third party. If they are, the bank must report the transaction to the Bank of Korea.

Most of the derivatives products that our subsidiaries trade are on behalf of their customers or to hedge their own positions. Our derivatives activities include interest rate and cross-currency swaps, foreign exchange forwards, stock index and interest rate futures, forward rate agreements and currency and over-the-counter equity options. The following table shows our gross notional amounts with respect to derivatives (which qualify for hedge accounting) relating to foreign exchange, interest rate and equity as of December 31, 2002, 2003 and 2004.

	As of December 31,
	2002		2003		2004
	(in billions of Won)
Foreign exchange	(Won)	3,850	(Won)	18,565	(Won)	28,975
Interest rate		4,743		8,060		14,602
Equity		0		273		1,817

Total	(Won)	8,593	(Won)	26,898	(Won)	45,394

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

Each of our commercial banking subsidiaries uses a standardized asset and liability management system for its Won-denominated assets and liabilities which was in place by the end of 2003. In addition, Woori Bank’s system also allows it to manage its foreign currency-denominated assets and liabilities, as well as the assets and liabilities in its trust accounts. We have completed implementation of these aspects of the asset and liability management system on a group-wide basis with respect to Won-denominated assets and liabilities and plan to implement a similar system with respect to foreign currency-denominated assets and liabilities in 2006. This new system will use roll-over modeling to mitigate the difficulty of predicting maturity with respect to customers’ purchases and cash advances and to calculate actual cash flow of its customers based on pre-payment, extension of payments, delinquencies, bankruptcies and recoveries.

Interest Rate Risk

We manage interest rate risk based on rational interest rate forecasts, using gap analysis to measure the difference between interest-sensitive assets and interest-sensitive liabilities, using simulations to calculate the effect of changing interest rates on income. Since Korea does not currently have a well-established derivatives market, we principally manage this risk by managing maturity and duration gaps between our interest-earning assets and interest-bearing liabilities.

We measure interest rate risk for Won and, in the case of Woori Bank, foreign currency assets and liabilities in our bank accounts (including derivatives), and assets and liabilities in our principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 41.3% of our total deposits in Won as of December 31, 2004). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2004, 90.6% of those deposits had current maturities of one year or less. As of December 31, 2004, approximately 67.9% of our Won-denominated loans bore floating rates of interest, and 72.0% of those loans had current maturities of one year or less.

Interest rate gap analysis measures expected changes in net interest revenues by calculating the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and interest resetting date. Woori Bank performs interest rate gap analysis for Won and foreign currency-denominated assets and trust assets, and Kyongnam Bank and Kwangju Bank perform interest rate gap analysis for Won-denominated assets, on a monthly basis. Our subsidiaries report these results to the Group Risk Management Committee on a quarterly basis.

Interest Rate Gap Analysis. For interest rate gap analysis we use or assume the following maturities for different assets and liabilities:

•	With respect to maturities of assets, for prime rate-linked loans, we apply the actual maturities of each loan; furthermore, we assume the reserves with the Bank of Korea and loans and securities classified as substandard or below to have remaining maturities of over three years.

•	With respect to maturities of liabilities, for demand deposits with no fixed maturities held by the banks, a portion of the demand deposits are recognized to have maturities of less than three months as calculated in accordance with Financial Supervisory Commission guidelines.

From July 2004, our Group Risk Management Committee established the interest rate risk limit for each of our subsidiaries by directing that the VaR for each subsidiary should be within 5% of the estimated net interest income of such subsidiary for a one-year period. We calculate VaR through our group-wide, standardized asset and liability management system, which uses a Stochastic Simulation to simulate the net interest income for a one-year period at a 99% confidence level.

The following tables show, for each of Woori Bank, Kyongnam Bank and Kwangju Bank on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for Korean Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2004:

Woori Bank

	As of December 31, 2004
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Free interest rate	(Won)	2,176	(Won)	169	(Won)	1,580	(Won)	1,097	(Won)	2,997	(Won)	8,019
Market interest rate		52,697		5,082		9,271		3,814		1,853		72,717
Interest rate pegged to customer deposit		366		224		317		97		33		1,037

Total	(Won)	55,239	(Won)	5,475	(Won)	11,168	(Won)	5,008	(Won)	4,883	(Won)	81,773

Interest-earning liabilities
Free interest rate	(Won)	6,302	(Won)	1,117	(Won)	2,000	(Won)	13,616	(Won)	1,619	(Won)	24,654
Market interest rate		19,613		10,522		11,816		3,410		5,901		51,262

Total	(Won)	29,915	(Won)	37,555	(Won)	51,369	(Won)	68,396	(Won)	7,520	(Won)	75,916

Sensitivity gap		29,324		(6,164)		(2,648)		(12,018)		(2,637)		5,857
Cumulative gap		29,324		23,160		20,512		8,494		5,857
% of total assets (1)		31.49%		24.87%		22.03%		9.12%		6.29%
Total assets in Won											(Won)	93,120

	As of December 31, 2004
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest-earning assets
Free interest rate		—		—		—		—		—		—
Market interest rate	US$	8,234	US$	1,260	US$	330	US$	208	US$	762	US$	10,794
Interest rate pegged to customer deposit		—		—		—		—		—		—

Total	US$	8,234	US$	1,260	US$	330	US$	208	US$	762	US$	10,794

Interest-earning liabilities
Free interest rate		—		—		—		—		—		—
Market interest rate	US$	4,695	US$	1,461	US$	1,152	US$	515	US$	1,684	US$	9,507

Total	US$	4,695	US$	1,461	US$	1,152	US$	515	US$	1,684	US$	9,507

Sensitivity gap		3,539		(201)		(822)		(307)		(922)		1,287
Cumulative gap		3,539		3,338		2,516		2,209		1,287
% of total assets (1)		3.80%		25.90%		19.52%		17.14%		10.00%
Total assets in US$											US$	12,890

Kyongnam Bank

	As of December 31, 2004
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Free interest rate	(Won)	1,285	(Won)	53	(Won)	206	(Won)	617	(Won)	962	(Won)	3,123
Market interest rate		4,874		428		375		317		1,446		7,440
Interest rate pegged to customer deposit		30		15		21		8		1		74

Total	(Won)	6,189	(Won)	496	(Won)	602	(Won)	642	(Won)	2,408	(Won)	10,637

Interest-earning liabilities
Free interest rate	(Won)	2,728	(Won)	959	(Won)	1,943	(Won)	435	(Won)	2,314	(Won)	8,380
Market interest rate		567		361		181		70		669		1,848

Total	(Won)	3,295	(Won)	1,320	(Won)	2,124	(Won)	505	(Won)	2,984	(Won)	10,228

Sensitivity gap		2,894		(823)		(1,523)		437		(575)		410
Cumulative gap		2,894		2,071		548		985		410
% of total assets (1)		25.25%		18.07%		4.78%		8.60%		3.58%
Total assets in Won											(Won)	11,460

	As of December 31, 2004
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of US$)
Foreign currency-accounts:
Interest-earning assets
Free interest rate	US$	0.17	US$	0.05	US$	0.08	US$	0.05	US$	0.02	US$	0.37
Market interest rate		0.11		0.00		0.00		0.00		0.00		0.11
Interest rate pegged to customer deposit		0.00		0.00		0.00		0.00		0.00		0.00

Total	US$	0.28	US$	0.05	US$	0.08	US$	0.05	US$	0.02	US$	0.48

Interest-earning liabilities
Free interest rate	US$	0.14	US$	0.07	US$	0.09	US$	0.13	US$	0.00	US$	0.43
Market interest rate		0.03		0.00		0.00		0.00		0.00		0.03

Total	US$	0.17	US$	0.07	US$	0.09	US$	0.13	US$	0.00	US$	0.46

Sensitivity gap		0.12		(0.02)		(0.01)		(0.08)		0.02		0.02
Cumulative gap		0.12		0.10		0.09		0.02		0.01
% of total assets (1)		23.08%		18.93%		18.56%		3.83%		2.73%
Total assets in US$											US$	0.50

Kwangju Bank

	As of December 31, 2004
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Free interest rate	(Won)	1,284	(Won)	43	(Won)	127	(Won)	202	(Won)	373	(Won)	2,029
Market interest rate		4,330		284		609		1,093		528		6,844
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	(Won)	5,614	(Won)	327	(Won)	736	(Won)	1,295	(Won)	901	(Won)	8,873

Interest-earning liabilities
Free interest rate	(Won)	2,022	(Won)	1,187	(Won)	1,855	(Won)	574	(Won)	1,927	(Won)	7,565
Market interest rate		488		324		108		0		234		1,154

Total	(Won)	2,510	(Won)	1,511	(Won)	1,963	(Won)	574	(Won)	2,161	(Won)	8,719

Sensitivity gap		3,104		(1,184)		(1,227)		721		(1,260)		154
Cumulative gap		3,104		1,920		693		1,414		154
% of total assets (1)		31.85%		19.70%		7.11%		14.51%		1.58%
Total assets in Won											(Won)	9,745

	As of December 31, 2004
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-accounts:
Interest-earning assets
Free interest rate	US$	103	US$	18	US$	1	US$	0	US$	0	US$	122
Market interest rate		1		3		0		0		0		4
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	104	US$	21	US$	1	US$	0	US$	0	US$	126

Interest-earning liabilities
Free interest rate	US$	117	US$	15	US$	2	US$	0	US$	0	US$	134
Market interest rate		0		0		0		0		0		0

Total	US$	117	US$	15	US$	2	US$	0	US$	0	US$	134

Sensitivity gap		(13)		6		(1)		0		0		(8)
Cumulative gap		(13)		(7)		(8)		(8)		(8)
% of total assets (1)		(8.78)%		(4.73)%		(5.41)%		(5.41)%		(5.41)%
Total assets in US$											US$	148

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, for Woori Bank, Kyongnam Bank and Kwangju Bank on a combined basis, with respect to Won-denominated assets and liabilities, duration gaps and net asset value changes when interest rate increases by one percentage point as of the specified dates:

Date	Interest- earning asset duration	Interest-bearing liability duration	Total asset duration gap	Net asset value change
(in years)	(in years)	(in years)	(in billions of Won)
December 31, 2001 (1)	1.34	0.52	0.84	(Won)	(452)
June 30, 2002 (1)	0.84	0.85	0.02	(11)
December 31, 2002	0.87	1.00	(0.10)	95
June 30, 2003	0.67	0.68	0.03	(33)
December 31, 2003	0.62	0.88	(0.18)	195
June 30, 2004	0.63	0.76	(0.08)	81
December 31, 2004	0.64	0.78	(0.06)	74

(1)	Includes data for Woori Bank only.

We set interest rate risk limits using the historical interest rate volatility and the mean reversion speed of three-month certificates of deposit in Korea. The following table shows our interest rate VaR with respect to our Won-denominated assets and liabilities for each of the last four months of 2004 and for each of the first four months of 2005:

	September 2004		October 2004		November 2004		December 2004		January 2005		February 2005		March 2005		April 2005
	(in millions of Won, except percentages)
Woori Finance Holdings	(Won)	52.2	(Won)	42.0	(Won)	39.9	(Won)	36.8	(Won)	48.2	(Won)	38.6	(Won)	41.0	(Won)	47.1
Woori Bank		42.3		32.0		34.1		31.7		40.6		37.4		38.4		44.3
Kyongnam Bank		3.9		4.0		4.3		4.9		6.2		5.3		7.8		8.6
Kwangju Bank		8.4		8.8		9.2		8.4		12.0		9.7		10.8		10.4
Volatility		0.479%		0.479%		0.479%		0.495%		0.485%		0.478%		0.478%		0.463%
Mean reversion		1.9023		1.9023		1.9023		1.4563		1.4686		1.5436		1.5436		0.9406

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

In managing liquidity risk, each of our subsidiaries currently determines gap limits, implements those limits and monitors maturity gaps using its asset and liability management system. We have established group-wide gap limits for liquidity management purposes since the second half of 2003. Each subsidiary has set a total limit in order to manage liquidity risk. For example, Woori Bank’s three-month accumulated gap limits for banking and trust accounts are between -10% and 10%. In the foreign currency account, the limit for a one-week gap has been set as 0% or higher and as -10% or higher for a one-month gap.

Liquidity is maintained by holding sufficient quantities of assets that can be liquidated to meet actual or potential demands for funds from depositors and others. Liquidity is also managed by ensuring that the excess of maturing liabilities over maturing assets in any period is kept to manageable levels relative to the amount of funds we believe we can raise by issuing securities when required. We seek to minimize our liquidity costs by managing our liquidity position on a daily basis and by limiting the amount of cash at any time that is not invested in interest-earning assets or securities.

The Financial Supervisory Commission requires each Korean bank to maintain a Won liquidity ratio of not less than 105% and to make quarterly reports to the Financial Supervisory Commission. The Financial Supervisory Commission defines the Won liquidity ratio as Won-denominated liquid assets (including marketable securities) due within three months divided by Won-denominated liabilities due within three months.

The following table shows the liquidity status and limits for Won accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2004 in accordance with Financial Supervisory Commission regulations:

	3 months or less
	Woori Finance Holdings		Woori Bank		Kyongnam Bank	Kwangju Bank
	(in billions of Won)
Assets (A)	(Won)	43,845	(Won)	36,254	(Won)4,269	(Won)	3,322
Liabilities (B)		36,590		30,223	3,538		2,829
Liquidity gap		7,255		6,031	731		493
Liquidity ratio (A/B)		119.83%		119.95%	120.66%		117.4%
Limit		105%		105%	105%		105%

The following table shows the liquidity status on a cumulative basis and limits for foreign currency accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2004 in accordance with Financial Supervisory Commission regulations:

	7 days or less								7 days-1 month								1-3 months
	Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Finance Holdings			Woori Bank			Kyongnam Bank			Kwangju Bank
	(in millions of US$)
Foreign currency accounts:
Foreign currency assets	US$	3,688	US$	3,482	US$	185	US$	21	US$	4,947	US$	4,888	US$	47	US$	12	US$	4,778		US$	4,665		US$	86		US$	27
Foreign currency liabilities		3,263		3,134		124		5		4,281		4,201		70		10		4,688			4,619			43			26
Maturity gap		425		348		61		16		665		687		(23)		1		90			46			43			1
Cumulative gap(A)		425		348		61		16		1,090		1,035		38		17		1,180			1,081			81			18
Total assets(B)		27,401		26,733		533		135		27,401		26,733		533		135		27,401			26,733			533			135
Liquidity gap ratio (A/B)		1.6%		1.3%		11%		11.57%		4.0%		3.90%		7%		12.5%		110	(1)		109	(1)		134	(1)		146	(1)
Limits		0%		0%		0%		0%		(10)%		(10)%		(10)%		(10)%		85%			85%			85%			85%

(1)	Liquidity ratios.

Our Subsidiary Risk Management Committees receive reports from our subsidiaries regarding their respective liquidity ratios and liquidity gap ratios on a monthly basis. Based on those reports, each subsidiary’s risk management department reports these results to the Group Risk Management Committee on a quarterly basis.

Operational Risk Management

Operational risk is difficult to quantify and subject to different definitions. We define our operational risk as the risk related to the overall management of the group other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error or non-adherence to systems and procedures, or from fraud or inadequate internal controls and procedures, resulting in financial loss. Woori Bank divides operational risk into business risks and event risks for measurement purposes with respect to our calculations of risk-adjusted return on capital. We currently expect to complete implementation of these aspects of the operational risk management system on a group-wide basis in 2006.

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

In April 2004, Woori Bank discovered that two employees of its credit card unit (formerly Woori Credit Card) had embezzled an estimated (Won)40 billion over the course of four months. The two employees are suspected of carrying out the theft to cover losses caused by futures trading. Nearly half of the embezzled money appears to have been lost in stock futures and options trading, although the exact size of the losses is unknown. As a result of its investigation, the Financial Supervisory Service issued warnings against 23 former Woori Credit Card executives and employees for their negligence in not adhering to internal compliance procedures. In July 2004, we also internally reprimanded these 23 executives and employees and requested that six executives and employees resign from their positions, including the president of the former Woori Credit Card. The other 17 employees received various disciplinary punishments, ranging from administrative warnings to reductions in pay.

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

In connection with our disaster recovery capabilities, we are in the process of meeting the guidelines suggested by the Financial Supervisory Commission. These generally require that generally our disaster and recovery capabilities enable us to recover data and resume operations within three hours with respect to our banking and securities subsidiaries.

The majority of our information technology systems are operated by our subsidiary, Woori Finance Information System. We currently have a “mirror site” in operation with respect to Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities, which backs up transaction information on a real-time basis. We also have a “back-up site” in operation with respect to these subsidiaries, which backs up transaction information on a daily basis. See “Item 3D. Risk Factors—Other risks relating to our business—We may experience disruptions, delays and other difficulties from our information technology systems.”

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15. CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

As a company with ADSs listed on the New York Stock Exchange, we are required to comply with the Sarbanes-Oxley Act of 2002. Section 404 of the Act and the applicable rules of the U.S. Securities and Exchange Commission require foreign private issuers such as us to assess and report on internal controls over financial reporting on an annual basis, commencing with the fiscal year ending December 31, 2006. We are in the process of evaluating the requirements of Section 404 and are making preparations to comply with such requirements when they become applicable to us.

There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. RESERVED

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that we do not have an “audit committee financial expert” serving on our audit committee as defined by the U.S. Securities and Exchange Commission, as none of our audit committee members have the familiarity with U.S. GAAP required by the U.S. Securities and Exchange Commission, which is the GAAP of the financial statements included in this annual report. Our board believes that the interests of our stockholders can be adequately served for the time being by the current members but intends to add such an expert to the board once a suitable candidate can be identified and recruited.

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, and chief financial officer and persons performing similar functions as well as to our non-executive directors and other officers and employees. Our code of ethics is available on our website at http://www.woorifg.com. If we amend the provisions of our code of ethics that apply to our chief executive officer and chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent registered public accountants, Deloitte HanaAnjin LLC, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”), which includes Deloitte Consulting, during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003		2004
	(in millions of Won)
Audit fees	(Won)	7,203	(Won)	4,178
Audit-related fees		176		494
Tax fees		143		171
Other fees		1,935		38

Total fees	(Won)	9,457	(Won)	4,881

Audit fees in the above table are the aggregate fees billed or expected to be billed by Deloitte in connection with the audit of our annual financial statements, the review of our interim financial statements, the review of filings with the U.S. Securities and Exchange Commission and the issuance of comfort letters in connection with the issuance of debt securities.

Audit-related fees in the above table are the aggregate fees billed or expected to be billed by Deloitte for agreed upon procedures related to various transactions involving us and our subsidiaries.

Tax fees in the above table are fees billed or expected to be billed by Deloitte for assistance in the preparation of certain tax returns and other tax advice.

Other fees in the above table are fees billed or expected to be billed by Deloitte primarily related to consulting services provided by Deloitte Consulting to Woori Bank in connection with the business process reengineering of Woori Bank’s branch offices.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent registered public accountants for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent registered public accountants for audit and non-audit services provided to our subsidiaries or to us.

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the U.S Securities and Exchange Commission. In 2004, no fees were approved pursuant to the de minimis exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In June 2004, we acquired the minority interest in Woori Securities that we did not own. Prior to this acquisition, Woori Securities purchased 7,972,301 shares of its common stock from dissenting minority stockholders. These shares and its other common stock previously repurchased by Woori Securities were exchanged for our common stock at an exchange ratio of 0.55:1, or a total of 7,298,279 shares of our common stock, which became our treasury shares. Woori Securities re-sold 6,835,732 of these treasury shares in 2004. Except for this indirect purchase of our common stock, neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 17. FINANCIAL STATEMENTS

Not Applicable

Item 18. FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19. EXHIBITS

Pursuant to the rules and regulations of the Securities and Exchange Commission, Woori Finance Holdings has filed certain agreements as exhibits to this Annual Report on Form 20-F. These agreements may contain representations and warranties made by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe Woori Finance Holdings’ actual state of affairs at the date of this annual report.

(a) List of financial statements:

(b) Exhibits

Number		Description
1.1	*	Articles of Incorporation of Woori Finance Holdings (translation in English).

2.1	*	Form of Stock Certificate of Woori Finance Holdings’ common stock, par value (Won)5,000 per share (translation in English).

2.2	**	Form of Deposit Agreement among Woori Finance Holdings, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt.

4.1	*	Memorandum of understanding between the KDIC and Woori Finance Holdings dated July 2, 2001, as amended.

4.2	*	Memorandum of understanding between the KDIC and Hanvit Bank (since renamed Woori Bank) dated December 30, 2000, as amended.

4.3	*	Memorandum of understanding between the KDIC and Kyongnam Bank dated December 30, 2000, as amended.

4.4	*	Memorandum of understanding between the KDIC and Kwangju Bank dated December 30, 2000, as amended.

4.5	*	Memorandum of understanding between Woori Finance Holdings and Hanvit Bank (since renamed Woori Bank) dated July 12, 2001, as amended.

4.6	*	Memorandum of understanding between Woori Finance Holdings and Kyongnam Bank dated July 31, 2001, as amended.

4.7	*	Memorandum of understanding between Woori Finance Holdings and Kwangju Bank dated July 31, 2001, as amended.

8.1	***	List of subsidiaries of Woori Finance Holdings.

11.1	****	Code of Ethics.

12.1		Section 302 certifications.

13.1		Section 906 certifications.

*	Incorporated by reference to the exhibits to the Registration Statement on Form 20-F (No. 001-31811), filed on September 25, 2003
**	Incorporated by reference to exhibit (a) to the Registration Statement on Form F-6 (No. 333-109106), filed on September 25, 2003.
***	Incorporated by reference to Note 40 of the notes to the consolidated financial statements of the registrant included in this Annual Report.
****	Incorporated by reference to exhibits to the Annual Report on Form 20-F (File No. 001-15258), filed on June 30, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WOORI FINANCE HOLDINGS CO., LTD. (Registrant)

/s/ YOUNG-KEY HWANG
(Signature)

Young-Key Hwang
Chairman and Chief Executive Officer
(Name/Title)

Date:  June 30, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Woori Finance Holdings Co., Ltd. and subsidiaries (collectively referred to as the “Company”) as of December 31, 2002, 2003 and 2004, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004 (all expressed in Korean Won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Woori Finance Holdings Co., Ltd. and subsidiaries as of December 31, 2002, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Korean Won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. The translation of the financial statement amounts into United States dollars has been made solely for the convenience of readers in the United States of America.

/s/ DELOITTE HANAANJIN LLC

Seoul, Korea

May 6, 2005

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002, 2003 AND 2004

	Korean Won			U.S. Dollars
	2002	2003	2004	2004
	(in millions)			(in thousands) (Note 1)
ASSETS
Cash and cash equivalents	2,852,186	2,550,538	2,311,350	2,232,973
Restricted cash	3,075,908	3,222,283	2,391,906	2,310,797
Interest bearing deposits in other banks	1,826,170	1,640,210	990,100	956,526
Call loans and securities purchased under resale agreements	629,346	1,126,988	1,499,041	1,448,208
Trading assets:
Korea Deposit Insurance Corporation	421,001	302,268	216,567	209,223
Unrelated parties	3,369,026	3,988,546	6,772,814	6,543,149
Available-for-sale securities:
Korea Deposit Insurance Corporation	2,449,331	2,109,546	2,053,923	1,984,275
Unrelated parties	8,396,900	10,298,343	10,248,470	9,900,947
Held-to-maturity securities (fair value of 10,447,615 million Won in 2002, 10,143,290 million Won in 2003 and 8,763,901 million Won in 2004):
Korea Deposit Insurance Corporation	6,040,184	6,088,692	4,706,388	4,546,795
Unrelated parties	3,919,072	3,712,841	3,699,872	3,574,411
Other investment assets	731,279	792,746	1,138,180	1,099,584
Loans (net of allowance for loan and lease losses of 3,770,356 million Won in 2002, 2,833,675 million Won in 2003 and 1,805,593 million Won in 2004):
Korea Deposit Insurance Corporation	—	25,600	25,600	24,732
Directors	—	17	49	47
Employees	195,209	204,861	191,241	184,756
Unrelated parties	76,289,353	85,356,475	88,488,306	85,487,688
Due from customers on acceptances	461,154	420,859	337,599	326,151
Premises and equipment, net	2,248,425	2,150,895	2,109,280	2,037,754
Accrued interest and dividends receivable	671,808	746,765	557,700	538,789
Assets held for sale	240,329	—	26,015	25,133
Goodwill	—	24,571	21,412	20,686
Other intangible assets, net	197,230	167,900	234,383	226,435
Other assets:
Korea Deposit Insurance Corporation	648,777	502,243	294,039	284,068
Trust	3,083	3,889	3,812	3,683
Unrelated parties	2,377,305	2,175,771	2,595,712	2,507,693

Total assets	117,043,076	127,612,847	130,913,759	126,474,503

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2002, 2003 AND 2004

	Korean Won			U.S. Dollars
	2002	2003	2004	2004
	(in millions)			(in thousands) (Note 1)
LIABILITIES
Deposits:
Interest bearing	75,190,498	85,481,655	86,339,328	83,411,581
Non-interest bearing	3,407,615	3,520,977	3,713,752	3,587,819
Call money	804,337	412,078	689,390	666,013
Trading liabilities	322,155	473,074	1,628,088	1,572,880
Acceptances outstanding	461,154	420,859	337,599	326,151
Other borrowed funds:
Trust	777,500	1,611,050	826,677	798,645
Unrelated parties	10,548,015	7,734,160	8,288,082	8,007,035
Secured borrowings	4,755,524	4,321,289	2,352,312	2,272,545
Long-term debt	11,304,635	14,916,813	15,661,605	15,130,524
Accrued interest payable	1,528,160	1,617,963	1,713,276	1,655,178
Liabilities held for sale	151,846	—	—	—
Other liabilities	3,555,209	3,217,837	2,861,566	2,764,532

Total liabilities	112,806,648	123,727,755	124,411,675	120,192,903

Commitments and contingencies (Notes 3, 4, 20, 35 and 37)

Minority interest	279,051	229,138	38,141	36,848

STOCKHOLDERS’ EQUITY
Common stock 5,000 Won par value, authorized 2,400 million shares, 767,814,797 shares issued and outstanding in 2002, 775,504,910 shares issued and outstanding in 2003 and 796,455,558 shares issued and 795,993,011 shares outstanding in 2004	3,839,074	3,877,525	3,982,278	3,847,240
Additional paid-in capital	4,353,233	4,645,721	4,987,848	4,818,712
Accumulated deficit	(4,263,095)	(4,992,691)	(2,734,886)	(2,642,147)
Accumulated other comprehensive income, net of tax	28,165	125,399	232,580	224,693
Less: treasury stock, at cost, 462,547 shares in 2004	—	—	(3,877)	(3,746)

Total stockholders’ equity	3,957,377	3,655,954	6,463,943	6,244,752

Total liabilities, minority interest and stockholders’ equity	117,043,076	127,612,847	130,913,759	126,474,503

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Korean Won			U.S. Dollars
	2002	2003	2004	2004
	(in millions, except per share data)			(in thousands, except per share data) (Note 1)
Interest and dividend income
Loans:
Korea Deposit Insurance Corporation	—	191	1,164	1,125
Directors	—	1	2	2
Employees	10,911	8,940	6,082	5,876
Trust	—	—	1	1
Unrelated parties	5,137,121	5,812,641	5,667,906	5,475,708
Deposits in other banks	86,286	72,942	36,616	35,375
Trading assets:
Korea Deposit Insurance Corporation	30,143	26,531	14,581	14,087
Unrelated parties	185,104	175,680	147,932	142,915
Investment securities:
Korea Deposit Insurance Corporation	604,281	620,665	553,644	534,870
Unrelated parties	853,706	757,154	765,408	739,453
Call loans and securities purchased under resale agreements	42,028	45,206	41,530	40,121

Total interest and dividend income	6,949,580	7,519,951	7,234,866	6,989,533

Interest expense
Deposits	2,699,511	2,744,006	2,579,121	2,491,664
Call money	38,405	34,909	29,781	28,771
Other borrowed funds:
Trust	29,578	38,812	39,418	38,081
Unrelated parties	278,131	274,007	203,861	196,949
Secured borrowings	286,544	258,645	125,479	121,224
Long-term debt	658,887	766,626	831,107	802,924

Total interest expense	3,991,056	4,117,005	3,808,767	3,679,613

Net interest income	2,958,524	3,402,946	3,426,099	3,309,920

Provisions
Provision for loan and lease losses	1,247,350	2,312,716	651,654	629,556
Provision for guarantees and acceptances	106,170	201,335	42,768	41,317
Other provision (reversal of provision)	144,758	101,647	(6,456)	(6,237)

Total provisions	1,498,278	2,615,698	687,966	664,636

Net interest income after provision for loan and lease losses, guarantees and acceptances and other	1,460,246	787,248	2,738,133	2,645,284

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Korean Won			U.S. Dollars
	2002	2003	2004	2004
	(in millions, except per share data)			(in thousands, except per share data) (Note 1)
Non-interest income
Trust fees, net	61,662	45,404	39,508	38,168
Fees and commission income	1,105,047	1,086,810	1,078,514	1,041,941
Trading revenue, net:
Korea Deposit Insurance Corporation	7,088	641	884	854
Unrelated parties	258,118	110,723	434,923	420,174
Investment securities gain (loss), net:
Korea Deposit Insurance Corporation	2,532	4,551	318	307
Unrelated parties	32,083	(87,346)	127,623	123,296
Other non-interest income	318,036	274,115	271,187	261,992

Total non-interest income	1,784,566	1,434,898	1,952,957	1,886,732

Non-interest expenses
Salaries and employee benefits	721,945	865,417	978,385	945,208
Depreciation and amortization	227,757	266,124	268,235	259,139
Other administrative expenses	840,505	742,191	778,034	751,651
Fees and commissions	453,707	335,682	242,551	234,326
Other non-interest expenses	335,503	427,018	542,139	523,755

Total non-interest expenses	2,579,417	2,636,432	2,809,344	2,714,079

Income (loss) from continuing operations before income tax expense (benefit) and minority interest	665,395	(414,286)	1,881,746	1,817,937
Income tax expense (benefit)	363,491	254,044	(392,155)	(378,857)
Minority interest	6,004	4,004	1,274	1,231

Income (loss) from continuing operations	295,900	(672,334)	2,272,627	2,195,563

Discontinued operations (Note 29)
Income from operations of discontinued components	932,026	—	—	—
Gain on disposal of discontinued components	89,294	—	—	—
Tax expense on discontinued operations	303,332	—	—	—

Total income from discontinued operations	717,988	—	—	—

Income before extraordinary item	1,013,888	(672,334)	2,272,627	2,195,563
Extraordinary item, remaining excess of fair value over cost of acquired net assets	—	—	62,728	60,601

Net income (loss)	1,013,888	(672,334)	2,335,355	2,256,164

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Korean Won			U.S. Dollars
	2002	2003	2004	2004
	(in millions, except per share data)			(in thousands, except per share data) (Note 1)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net of tax	1,062	1,911	(17,082)	(16,503)
Net unrealized gains (losses) on available-for-sale securities, net of tax	(183,359)	95,323	124,263	120,048

Total other comprehensive income (loss), net of tax	(182,297)	97,234	107,181	103,545

Comprehensive income (loss)	831,591	(575,100)	2,442,536	2,359,709

Net income (loss) per common share
Basic:
Income (loss) from continuing operations	395	(871)	2,920	2.82
Income from discontinued operations	958	—	—	—
Extraordinary item	—	—	81	0.08

Net income (loss)	1,353	(871)	3,001	2.90

Diluted:
Income (loss) from continuing operations	394	(871)	2,848	2.75
Income from discontinued operations	955	—	—	—
Extraordinary item	—	—	78	0.08

Net income (loss)	1,349	(871)	2,926	2.83

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income, net of tax	Treasury stock	Total stockholders’ equity
	Shares	Amount
	Korean Won (in millions, except share data)
Balance at January 1, 2002	727,458,609	3,637,293	3,737,013	(5,276,983)	210,462	—	2,307,785
Issuance of common stock	40,356,188	201,781	58,646	—	—	—	260,427
Capital transactions of affiliates	—	—	677	—	—	—	677
Reduction of deficit equity (Notes 24 and 32)	—	—	556,762	—	—	—	556,762
Stock option costs	—	—	135	—	—	—	135
Other comprehensive loss, net of tax	—	—	—	—	(182,297)	—	(182,297)
Net income	—	—	—	1,013,888	—	—	1,013,888

Balance at December 31, 2002	767,814,797	3,839,074	4,353,233	(4,263,095)	28,165	—	3,957,377

Issuance of common stock	7,690,113	38,451	(574)	—	—	—	37,877
Capital transactions of affiliates	—	—	25,955	—	—	—	25,955
Reduction of deficit equity (Notes 24 and 32)	—	—	265,721	—	—	—	265,721
Stock option costs	—	—	1,386	—	—	—	1,386
Other comprehensive income, net of tax	—	—	—	—	97,234	—	97,234
Net loss	—	—	—	(672,334)	—	—	(672,334)
Dividends (1)	—	—	—	(57,262)	—	—	(57,262)

Balance at December 31, 2003	775,504,910	3,877,525	4,645,721	(4,992,691)	125,399	—	3,655,954

Issuance of common stock	8,571,262	42,856	13,064	—	—	—	55,920
Exercise of conversion rights during 2004	12,379,386	61,897	6,886	—	—	—	68,783
Capital transactions of affiliates	—	—	2,372	—	—	—	2,372
Reduction of deficit equity (Notes 24 and 32)	—	—	299,987	—	—	—	299,987
Stock option costs	—	—	1,100	—	—	—	1,100
Acquisition of treasury stock	(7,298,279)	—	—	—	—	(61,220)	(61,220)
Reissuance of treasury stock	6,835,732	—	18,718	—	—	57,343	76,061
Other comprehensive income, net of tax	—	—	—	—	107,181	—	107,181
Net income	—	—	—	2,335,355	—	—	2,335,355
Dividends (1)	—	—	—	(77,550)	—	—	(77,550)

Balance at December 31, 2004	795,993,011	3,982,278	4,987,848	(2,734,886)	232,580	(3,877)	6,463,943

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income, net of tax	Treasury stock	Total stockholders’ equity
	Shares	Amount
	U.S. Dollars (in thousands, except share data) (Note 1)
Balance at December 31, 2003	775,504,910	3,746,039	4,488,186	(4,823,390)	121,148	—	3,531,983
Issuance of common stock	8,571,262	41,403	12,621	—	—	—	54,024
Exercise of conversion rights during 2004	12,379,386	59,798	6,652	—	—	—	66,450
Capital transactions of affiliates	—	—	2,292	—	—	—	2,292
Reduction of deficit equity (Notes 24 and 32)	—	—	289,815	—	—	—	289,815
Stock option costs	—	—	1,063	—	—	—	1,063
Acquisition of treasury stock	(7,298,279)	—	—	—	—	(59,144)	(59,144)
Reissuance of treasury stock	6,835,732	—	18,083	—	—	55,398	73,481
Other comprehensive income, net of tax	—	—	—	—	103,545	—	103,545
Net income	—	—	—	2,256,164	—	—	2,256,164
Dividends (1)	—	—	—	(74,921)	—	—	(74,921)

Balance at December 31, 2004	795,993,011	3,847,240	4,818,712	(2,642,147)	224,693	(3,746)	6,244,752

(1)	Dividends paid based on retained earnings in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”)

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Korean Won			U.S. Dollars
	2002	2003	2004	2004
	(in millions)			(in thousands) (Note 1)
Cash flows from operating activities:
Net income (loss)	1,013,888	(672,334)	2,335,355	2,256,164
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan and lease losses	1,247,350	2,312,716	651,654	629,556
Provision for guarantees and acceptances	106,170	201,335	42,768	41,317
Other provision (reversal of provision)	144,758	101,647	(6,456)	(6,237)
Depreciation and amortization	227,757	266,124	268,235	259,139
Net loss (gain) on valuation of derivatives	69,703	(148,336)	76,625	74,026
Loss (gain) on redemption of trading securities	—	(9,245)	118,118	114,112
Net gain on disposal of trading securities	(152,556)	(82,199)	(1,369,099)	(1,322,673)
Net loss on valuation of trading securities	71,478	128,416	1,610,163	1,555,563
Net gain on redemption of investment securities	(43,769)	(47,354)	(77,098)	(74,484)
Net gain on disposal of investment securities	(202,796)	(42,485)	(156,294)	(150,994)
Net gain on equity method investments	(33,817)	(36,737)	(24,585)	(23,751)
Impairment loss on investment securities	248,909	209,370	130,036	125,627
Net loss (gain) on sale of loans	(58,290)	(39,794)	11,598	11,205
Net gain on disposal of premises and equipment	(18,101)	(16,518)	(13,135)	(12,689)
Provision for accrued severance benefits	90,368	94,661	110,699	106,945
Gain on disposal of discontinued operations	(62,774)	—	—	—
Minority interest in net income of consolidated subsidiaries	6,004	4,004	1,274	1,231
Extraordinary gain	—	—	(62,728)	(60,601)
Net changes in:
Restricted cash	(1,107,040)	(146,375)	830,377	802,219
Trading assets and liabilities	598,625	661,267	(2,645,641)	(2,555,928)
Accrued interest and dividends receivable	28,296	(64,055)	189,065	182,654
Other assets	1,345,985	1,387,672	(665,518)	(642,951)
Accrued interest payable	(21,375)	82,003	95,313	92,081
Other liabilities	(848,889)	(494,290)	(196,469)	(189,808)

Net cash provided by operating activities	2,649,884	3,649,493	1,254,257	1,211,723

Cash flows from investing activities:
Net changes in interest-bearing deposits in other banks	(80,029)	185,960	646,233	624,319
Net changes in call loans and securities purchased under resale agreements	2,955,460	(497,642)	(372,053)	(359,437)
Net changes in loans	(21,047,979)	(11,479,038)	(3,884,541)	(3,752,817)
Proceeds from sales of available-for-sale securities:
Korea Deposit Insurance Corporation	103,988	650,461	20,879	20,171
Unrelated parties	1,823,084	6,553,348	2,130,696	2,058,445
Proceeds from redemption and maturities of available-for-sale securities:
Korea Deposit Insurance Corporation	—	650,461	80,362	77,637
Unrelated parties	11,737,622	14,102,871	6,522,987	6,301,794
Purchases of available-for-sale securities:
Korea Deposit Insurance Corporation	(795,762)	(304,517)	(82,861)	(80,051)
Unrelated parties	(15,044,278)	(25,056,005)	(6,693,129)	(6,466,167)
Proceeds from maturities, prepayments and calls of held-to-maturity securities:
Korea Deposit Insurance Corporation	—	30,638	1,856,685	1,793,725
Unrelated parties	3,152,211	3,181,087	1,466,059	1,416,345
Purchases of held-to-maturity securities:
Korea Deposit Insurance Corporation	(195,290)	(87,917)	(337,234)	(325,798)
Unrelated parties	(1,714,303)	(2,966,085)	(1,723,726)	(1,665,275)
Net changes in other investments	231,850	(41,689)	(898,851)	(868,371)
Purchases of premises and equipment	(250,486)	(246,272)	(294,024)	(284,054)
Proceeds from sales of premises and equipment	146,213	182,685	184,645	178,384
Proceeds from sales of subsidiaries	118,716	—	—	—

Net cash used in investing activities	(18,858,983)	(15,141,654)	(1,377,873)	(1,331,150)

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Korean Won			U.S. Dollars
	2002	2003	2004	2004
	(in millions)			(in thousands) (Note 1)
Cash flows from financing activities:
Net increase (decrease) in non-interest-bearing deposits	(173,910)	113,362	192,775	186,238
Net increase in interest-bearing deposits	9,607,573	10,291,157	857,673	828,590
Net increase (decrease) in call money	301,534	(392,259)	277,312	267,908
Proceeds from secured borrowings	20,870,625	2,491,234	692,496	669,014
Payments on secured borrowings	(21,031,088)	(2,925,469)	(2,661,473)	(2,571,223)
Net increase (decrease) in other borrowed funds	3,361,293	(1,980,305)	(230,451)	(222,636)
Proceeds from long-term debt	6,039,395	5,659,213	4,325,113	4,178,449
Payments on long-term debt	(3,682,217)	(2,047,035)	(3,506,307)	(3,387,409)
Acquisition of treasury stock	—	—	(61,220)	(59,144)
Proceeds from reissuance of treasury stock	—	—	76,061	73,481
Proceeds from common stock issuance	260,427	37,877	—	—
Cash dividends paid	—	(57,262)	(77,551)	(74,920)

Net cash provided by (used in) financing activities	15,553,632	11,190,513	(115,572)	(111,652)
Net decrease in cash and cash equivalents	(655,467)	(301,648)	(239,188)	(231,079)
Cash and cash equivalents, beginning of year	3,507,653	2,852,186	2,550,538	2,464,052

Cash and cash equivalents, end of year	2,852,186	2,550,538	2,311,350	2,232,973

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	3,870,172	4,035,004	3,713,454	3,587,532
Cash paid during the year for income tax	28,214	26,599	129,257	124,874

Supplemental schedule of non cash investing and financing activities:
Acquisitions (Note 3):
Fair value of net assets acquired	—	16,753	—	—
Goodwill	—	24,571	—	—
Cash paid	—	41,324	—	—
Less: Cash acquired	—	(14,371)	—	—

Net cash paid for acquisition	—	26,953	—	—
Loans repurchased from Korea Asset Management Corporation in exchange for held-to-maturity and available-for-sale securities	70,265	90,847	44,012	42,520
Transfer of loans into securities and other investments (Note 12)	280,061	283,055	99,198	95,834
Increase (decrease) in cumulative translation adjustments, net of tax	1,062	1,911	(17,082)	(16,503)
Increase (decrease) in unrealized gains (losses) on available-for-sale securities, net of tax	(183,532)	95,323	124,263	120,048
Conversion of convertible debentures	—	—	68,783	66,450
Assets obtained by entering into a capital lease	7,950	8,958	47,428	45,820
Shares issued to acquire minority interest in Woori Securities Co., Ltd.	—	—	55,920	54,024

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

1. General Information and Summary of Significant Accounting Policies

Woori Finance Holdings Co., Ltd. (the “Holding Company”) was incorporated under the laws of the Republic of Korea on March 27, 2001, and commenced operations on April 2, 2001, under the Financial Holding Company Act. The Holding Company was established primarily to manage certain banks and other companies acquired by the Korea Deposit Insurance Corporation (“KDIC”) in connection with the 1997 Asian Financial Crisis. As of December 31, 2004, the Holding Company controls the following entities: three commercial banks, which include Woori Bank (formerly known as Hanvit Bank), Kyongnam Bank and Kwangju Bank; Woori Finance Information System Co., Ltd. (formerly known as Hanviteun Systems Co., Ltd.); Woori Securities Co., Ltd. (formerly known as Hanvit Securities Co., Ltd.); Woori F&I Co., Ltd. (formerly known as Woori Asset Management Co., Ltd.); Woori Investment Trust Management Co., Ltd. (formerly known as Hanvit Investment Trust Management Co., Ltd.) and two special purpose entities (Woori Second Asset Securitization Specialty Co., Ltd. and Woori Third Asset Securitization Specialty Co., Ltd.); all collectively referred to as “Woori Subsidiaries.” Several of Woori Subsidiaries also have other subsidiaries of which the Holding Company is now the ultimate financial holding company. The Holding Company, Woori Subsidiaries and their subsidiaries, and certain consolidated trust accounts (see Note 42) are collectively referred to as the “Company.”

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

On November 3, 2000, KDIC established Woori Investment Bank to manage the operations of four bankrupt merchant banking corporations. On July 31, 2003, Woori Investment Bank was merged into Woori Bank and, as a result, Woori Bank assumed substantially all of the assets and liabilities of Woori Investment Bank.

On December 31, 2001, the commercial banking business of Peace Bank was merged into Woori Bank and Peace Bank acquired the credit card businesses of Woori Bank and Kwangju Bank on January 31, 2002 and February 28, 2003, respectively, to become a principal credit card subsidiary of the Holding Company. On March 31, 2004, Woori Credit Card Co., Ltd. (formerly known as Peace Bank) was merged into Woori Bank (see Note 3).

Upon the legal establishment of the Holding Company on March 27, 2001, KDIC transferred all its shares of the five subsidiaries to the Holding Company in exchange for the shares of the Holding Company and KDIC became the sole owner of the Holding Company. On June 24, 2002, the Holding Company listed its shares on the Korea Stock Exchange through a public offering, which included 36 million new shares and 54 million previously issued shares. As a result of the public offering, exercise of stock warrants, conversion of convertible debentures and sale of a portion of common stock held by KDIC, the ownership percentage of KDIC as of December 31, 2004 is 78.91%, not considering treasury stock.

The Company registered with the Securities and Exchange Commission (“SEC”) in the United States of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

Risks and uncertainties

The economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices,

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

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

The consolidated financial statements of the Company include the accounts of the Holding Company and its predecessor banks acquired by the KDIC. The consolidated financial statements include the accounts of subsidiaries over which substantive control is exercised through majority ownership of voting stock. The consolidated financial statements also include the accounts of the variable interest entities (“VIEs”) for which the Company has been determined to be the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003), “Consolidation of Variable Interest Entities” (“FIN No. 46R”) (see Note 11), including 16 special purpose entities (“SPEs”) (see Note 40) and the guaranteed trust accounts (see Note 42). All significant intercompany transactions and balances have been eliminated in the consolidation. The Company accounts for investments in companies in which it owns a voting or economic interest of 20 to 50 percent and for which it has significant influence over operating and financial decisions using the equity method and these investments are reported in other investment assets. The Company’s equity interest in the earnings of the equity method investees and gains and losses realized on disposition of investments are reported in “Investment securities gain (loss), net.”

Unless otherwise stated herein, all references to 2002, 2003, and 2004 refer to the Company’s fiscal periods ended or the dates, as the context requires, December 31, 2002, December 31, 2003, and December 31, 2004, respectively. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Purchase accounting and deficit equity

The purchase of a controlling interest in the banks described above constitutes a significant event that warranted a revaluation of the assets and liabilities of the acquired banks. In valuing the assets and liabilities of the acquired banks, the measurement guidelines of Accounting Principles Board (“APB”) Opinion No. 16, “Business Combinations” were followed, including recognizing the fair value of those identifiable intangibles that could be reliably measured, such as core deposit intangible. The amount resulting from liabilities in excess of identified assets of the acquired banks has been classified as “deficit equity” (which has been presented as a reduction of additional paid-in capital) in accordance with Emerging Issue Task Force (“EITF”) Issue No. 85-41, “Accounting for Savings and Loan Associations under FSLIC Management Consignment Program.” No goodwill was recorded in connection with these transactions. The values assigned represent the new cost basis of the assets.

Goodwill and other intangible assets

Net assets of companies acquired in purchase transactions related to entities other than the banks described above are recorded at fair value at the date of acquisition, as such, the historical cost basis of individual assets

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

and liabilities are adjusted to reflect their fair value. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangibles,” goodwill is not amortized but is reviewed for potential impairment on an annual basis at the reporting unit level or if events and circumstances indicate a possible impairment.

The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill (as defined in SFAS No. 142) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. In 2002, 2003 and 2004, no such impairment charges were recorded. Other intangible assets which have finite useful lives are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is based on undiscounted cash flow projections.

Other identifiable intangible assets, which are recorded at fair value at the date of acquisition, consist primarily of core deposit intangible. Core deposit intangible reflects the estimated fair value of the acquired demand deposits and savings accounts which the Company expects to maintain for an extended period of time because of the generally stable customer relationships. The core deposit intangible is amortized over its estimated useful life in proportion to the estimated run-off of depositors on an accelerated basis. The estimated periods to be benefited by the core deposit intangible range from 5 to 10 years. The fair value of this asset was based principally upon the estimates of the funding benefits that these deposits provide relative to our alternative funding sources and the projected run-off of the related customer accounts. Other identifiable intangible assets other than core deposit intangible are amortized over the estimated periods to be benefited, using the straight-line method. The Company has no indefinite-lived intangibles.

Special purpose entities (SPEs) and variable interest entities (VIEs)

SPEs are broadly defined as legal entities structured for a particular purpose. The Company uses SPEs in various legal forms to conduct normal business activities. SPEs that meet the criteria for a Qualifying Special Purpose Entity (“QSPE”), as defined in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” are not required to be consolidated. The Company reviews SPEs that are not QSPEs for consolidation in accordance with FASB Interpretation (“FIN”) No. 46R.

FIN No. 46R was released by the FASB in December 2003 to revise FIN No. 46, “Consolidation of Variable Interest Entities,” which was issued on January 17, 2003. The underlying principle behind the interpretation is that if a business enterprise is a primary beneficiary of an entity, which is defined in the interpretation as a VIE, the assets, liabilities and results of the activities of the VIE should be included in the consolidated financial statements with those of the business enterprise. The primary beneficiary is subject to a majority of the entity’s expected loss, is entitled to receive a majority of the entity’s expected residual returns, or both. The interpretation also explains how to identify VIEs and how an enterprise should assess its interest in an entity when deciding whether or not it is a primary beneficiary. The Company immediately implemented FIN No. 46 or FIN No. 46R for VIEs created after January 31, 2003 in 2003 and FIN No. 46R for VIEs created prior to February 1, 2003 in 2004.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

In general, a VIE is a SPE formed as a corporation, partnership, limited liability corporation, or any other legal structure used to conduct activities or hold assets that either:

•	Does not have equity investors with voting rights that can directly or indirectly make decisions about the entity’s activities through those voting rights or similar rights; or

•	Has equity investors that do not provide enough cash or other financial resources for the entity to support its activities.

A VIE often holds financial assets, including loans or receivables, real estate or other property. The Company consolidates a VIE if the Company is considered to be the primary beneficiary. Upon consolidation of a VIE, the Company generally records all of the VIE’s assets, liabilities and noncontrolling interests at fair value, with future changes based upon consolidation accounting principles. Certain VIEs established by the Company prior to February 1, 2003, consisting of SPEs and guaranteed trust accounts, have been consolidated from the date of their establishments and remained consolidated upon the application of FIN No. 46R (See Notes 40 and 42). The Company was deemed the primary beneficiary and consolidated certain other VIEs created before February 1, 2003, other than the aforementioned consolidated SPEs and guaranteed trust accounts, in which the Company obtained a majority of interests in the ordinary course of its business, upon the application of FIN No. 46R. These VIEs are established by third parties other than the Company for efficient investment management.

The Company, in the ordinary course of its business, has involvement in certain VIEs through various types of interests including investments in subordinated debt or limited partnerships, the right to receive fees for acting as an asset manager or a business trustee, and the right to receive fees for providing liquidity facilities. Management of the Company believes that these VIEs are not required to be consolidated because the Company is not considered to be the primary beneficiary. These VIEs are established by clients to access funding from the commercial paper market or the corporate debt market by transferring assets to the VIEs. The transactions with these entities are conducted at arm’s length. The Company records and reports these transactions in accordance with their substance similar to any other third party transactions. See Note 11 for more information about VIEs in which the Company holds a significant interest but are not required to be consolidated.

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

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

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

Trading assets and liabilities, including derivatives

Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading positions are carried at fair value and recorded on a trade date basis. The Company recognizes changes in the fair value of trading positions as they occur in net trading revenue. Trading assets and liabilities also include derivatives and foreign exchange contracts used for trading purposes that do not qualify for hedge accounting, which the Company carries at fair value. The Company recognizes changes in the fair value of trading derivatives and foreign exchange contracts as they occur in net trading revenue. The fair value of trading securities, derivative instruments and foreign exchange contracts is determined using quoted market prices, including quotes from dealers trading those securities or instruments, when available. If quoted market prices are not available, the fair value is determined based on pricing models, quoted prices of instruments with similar characteristics, discounted cash flows or the net asset value of the investee.

Transfer of financial assets

The Company records a transfer of financial assets as a sale when it surrenders control over those financial assets to the extent that consideration other than beneficial interests in the transferred asset is received in exchange. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. The Company considers control surrendered when all conditions prescribed by SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125” are met. Those conditions focus on whether the transferred financial assets are isolated beyond the reach of the Company and its creditors, the constraints on the transferee or beneficial interest holders, and the Company’s rights and obligations to reacquire transferred financial assets. As appropriate, the Company obtains legal opinions supporting the conclusion that any transferred financial assets are isolated beyond the reach of the Company and its creditors.

Resale and repurchase agreements

The Company enters into short-term purchases of securities under agreements to resell (“resale agreements”) and sales of securities under agreements to repurchase (“repurchase agreements”) of substantially identical securities. Resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions, respectively, when control over the related securities has not been surrendered by the transferor. When control over the related securities has been surrendered by the transferor, the Company accounts for its resale agreements as purchases of securities with related forward commitments to resell and accounts for its repurchase agreements as sales of securities with related forward commitments to repurchase. It is the Company’s policy to take possession of securities under agreements to resell. The Company minimizes the credit risk associated with these transactions by monitoring its aggregate credit exposure to each counterparty and by monitoring collateral value and requiring the counterparty to deposit additional collateral with the Company when deemed necessary.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The amount advanced under resale agreements accounted for as secured lending transactions and the amount borrowed under repurchase agreements accounted for as secured borrowings transactions are carried on the balance sheet at the amount advanced and the amount borrowed, respectively. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as interest income and interest expense, respectively.

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

All derivatives, whether designated for hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in current operations. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the income statement when the hedged item affects earnings. The ineffective portion of cash flow hedge is immediately recognized in current operations.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer an effective hedge; the derivative expires or is sold, terminated or exercised; or the hedge designation removed. In these circumstances, the derivative will continue to be recorded on the balance sheet at its fair value with changes in fair value included in current earnings. For a discontinued fair value hedge, the previously hedged item is no longer adjusted for changes in fair value.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The Company designates a derivative as held for trading or hedging purpose when it enters into a derivative contract. Derivatives designated as held for trading activities are included in the Company’s trading portfolio with changes in fair value reflected in trading revenue.

The majority of the Company’s derivatives do not qualify as hedges pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and despite being effective economic hedges, changes in these derivatives are included in trading revenues, except for certain derivatives entered into in 2003 and 2004 which qualify as fair value hedges under the short-cut method. The short-cut method assumes no ineffectiveness in a hedging relationship involving an interest rate swap and an interest-bearing asset or liability. The changes in the fair value of the derivatives and the changes in the fair value of the hedged item attributable to the risk being hedged will be completely offset at the hedge’s inception and on an on-going basis. Under the short-cut method, only the demonstration that the critical terms of the derivative instrument and the hedged item are initially the same and subsequently stay the same throughout the hedge’s life need to be documented as support for the ongoing application of hedge accounting.

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

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

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

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

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

A commercial loan is considered impaired when, after consideration of current information and events, it is probable that the Company will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan. The Company considers the following types of loans to be impaired:

•	Loans classified as “substandard” or below according to asset classification guidelines of the Financial Supervisory Commission (“FSC”);

•	Loans that are 30 days or more past due;

•	Loans to companies that have received a warning from the Korean Federation of Banks indicating that companies have exhibited difficulties in making timely payments of principal and interest; and

•	Loans that are “troubled debt restructurings” under U.S. GAAP.

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

For loans extended as a result of in-lieu payments made by the Company due to guarantee obligations, the Company records the loan at face value as of the payment date and records an increase to the allowance for loan losses and a decrease in the allowance for guarantees and acceptances based on the excess of the face value over the fair value of the loan. For repurchased loans subject to repurchase obligations, the Company records the loan at its fair value on the repurchase date. The excess of the repurchase price over the fair value, if any, is set off against the allowance for repurchase obligations. Such fair value is determined based on the discounted cash flow method.

Allowance for guarantees and acceptances and repurchase obligations

The allowance for guarantees and acceptances is maintained at a level believed by management to be sufficient to absorb estimated probable losses inherent in these off-balance sheet commitments. The Company analyzes its off-balance sheet legally binding commitments for possible losses associated with such commitments. The Company reviews the ability of the counterparty of the underlying credit commitment to perform under the commitment. If it is determined that a loss is probable and estimable, the Company records a liability for other credit exposures in a similar manner as if a loan was granted under the terms of the commitment. The allowance for guarantees and acceptances is reflected in “Other liabilities.”

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

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

Deferred loan origination fees and costs

The Company recognizes certain employee and other direct costs associated with originating loans over the life of the loan as an adjustment of yield, net of any related fees received. The deferred fee income includes project financing fees related to the investment banking business, annual membership fees related to the credit card business and others. The deferred loan origination costs relate to direct loan origination activities performed by the Company that include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents, and closing the transaction. All other lending-related costs, including costs related to activities performed by the Company for advertising, soliciting potential borrowers, servicing existing loans, and other ancillary activities related to establishing and monitoring credit policies, supervision, and administration, are expensed as incurred.

Assets and liabilities held for sale and discontinued operations

Certain assets and liabilities of a component including subsidiaries to be disposed of are classified as held for sale in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” These assets and liabilities are carried at the lower of aggregate cost or market value; accordingly, a loss is recognized for any initial or subsequent write-down to fair value less estimated selling costs. In a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statements of the Company for current and prior periods presented report the results of operations of the components, including any gain or loss recognized, in discontinued operations.

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

Secured borrowings

Transfers of loans and securities related to certain securitizations, in which the control over the loans and securities has not been surrendered, are accounted for as secured borrowings. The liability for funds received

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

under the related loans and securities sale agreements is included in “Secured borrowings.” Also, the amounts borrowed based on collateral and the amounts borrowed under repurchase agreements in which control over the related securities has not been surrendered by the transferor are included in “Secured borrowings.”

Loans and securities provided as collateral

The Company pledges loans as collateral for certain borrowings. These borrowings are structured as transfers of loans through asset securitizations, which are retained on the consolidated balance sheets, as the Company retains control of the assets transferred. The Company also pledges securities as collateral, primarily for borrowings structured as a transfer of securities through asset securitizations. The Company retains control of the securities and retains them on the balance sheet. Securities pledged against borrowings cannot be sold or re-pledged by the Company. However, the Company has the right to substitute the collateral provided that this is not to the detriment of the creditor.

Premises and equipment

Premises, equipment, leasehold improvements and capitalized leases are stated at cost less accumulated depreciation. Depreciation of buildings and leasehold improvements is computed on a straight-line basis over the estimated useful lives of the assets, or the term of the lease, if shorter, in the case of leasehold improvements. Depreciation of equipment and furniture and capitalized leases is computed on a declining balance basis over the useful lives of the assets. Gains or losses on disposals of premises and equipment are determined by reference to their carrying amount. Maintenance and repairs are charged to expense as incurred.

The estimated useful lives of premises and equipment are as follows:

Buildings	40 years
Equipment and furniture	3 - 6 years
Leasehold improvements	1 -5 years
Capitalized leases	5 years

Other-than-temporary impairment

In connection with the recognition of other-than-temporary impairment, the length of time a security has been below cost is the primary factor in assessing whether an impairment loss should be recognized. Other than the length of time, the Company considers the extent to which fair value is less than its cost basis and evaluates the financial condition and near term prospects of the issuer, including any specific events that may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the issuer or the discontinuance of a segment of the business that may affect the future earnings potential; and considers its intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. The impairment loss is recorded under “Investment securities gain (loss), net.”

The Company follows the guidance in EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” If the Company intends to sell a specifically identified available-for-sale security whose fair value is less than its cost basis at a loss shortly after the balance sheet date and the Company does not expect the fair value to recover prior to the expected time of the sale, a write-down for other-than-temporary impairment is recognized in earnings in the period in which the decision to sell is made.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Trust fees and compensation to the trust accounts

The Company receives fees for its management of trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Company also is entitled to receive performance-based fees for certain trust accounts. These performance-based fees are recognized at the end of the performance period.

In addition, the Company is liable to compensate trust account holders for losses incurred in certain trust accounts subject to minimum return and principal guarantees. Accounts of such trusts are consolidated in the accompanying consolidated financial statements. The Company recognizes revenues and expenses related to these trusts on an accrual basis when the related interest income is earned and the interest expense is due to the account holders.

Fees and commission income

Fees and commissions primarily consist of fees from merchants, deposit accounts, loan commitments and credit card interchange income. Such fees are recognized when earned. Unearned income, including fees for providing guarantees and commercial letter of credits, is initially recorded as other liabilities and is recognized as fee income through the term of the guarantee or letter of credit contract.

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

Income tax

In accordance with tax regulations in the Republic of Korea, income tax is calculated for each individual subsidiary legal entity in the Company on a standalone basis. As a result, losses incurred by subsidiaries cannot be offset against profits earned by any other profitable company. Deferred income taxes are provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred income tax benefit or expense is then recognized for the changes in deferred tax assets or liabilities between periods. Currently enacted tax rates are used to determine deferred tax amounts.

Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is more likely than not that the deferred tax assets will be realized. To the extent the deferred tax assets are not realizable, a valuation allowance is recognized.

With respect to net operating loss (“NOL”) carryforwards and differences between the assigned values and the tax bases of the assets and liabilities in entities acquired by the KDIC, the utilization of pre-acquisition NOL carryforwards and deductible temporary differences (by eliminating valuation allowance) results in the reduction of the deficit equity recorded at the time of acquisition.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Earnings per share

Basic earnings per share (“EPS”) is computed by dividing the net income applicable to common shares by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and has been computed after giving consideration to the weighted average dilutive effect of the Company’s common stock warrants, stock options and convertible bonds.

Translation of Korean Won statements to United States dollar statements

The Company operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar,” “US$”) amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in U.S. dollars at the rate of 1,035.10 Won to US$1.00, the noon buying exchange rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. dollars should not be construed as representations that the Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

2. Recent Accounting Pronouncements

FASB Statement (SFAS) No. 123 (Revised 2004), “Share-Based Payment”

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees to be recognized in the financial statements based on their fair value. The Company will adopt SFAS 123R effective January 1, 2006 using the modified prospective method of transition. This method requires SFAS 123R to be applied to new awards and awards modified, repurchased or cancelled after the effective date. Additionally, compensation expense attributable to any unvested awards outstanding at the date of adoption must be recognized over the remaining requisite service period. As the Company previously adopted the fair value recognition provisions of SFAS No. 123, the Company does not expect the adoption of SFAS 123R to have a significant impact on the Company’s financial position, operating results or cash flows.

FASB Statement (SFAS) No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” SFAS No. 153 amends the APB Opinion No. 29 exception to fair value measurement for nonmonetary exchanges to apply only to those exchanges which lack commercial substance, as defined in the standard. SFAS No. 153 is effective for nonmonetary asset exchanges that the Company enters into on or after July 1, 2005. The adoption of this standard is not expected to have a material impact on the Company’s financial position, operating results or cash flows.

FASB’s EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock if the Investor Has the Ability to Exercise Significant Influence over the Operating and Financial Policies of the Investee”

In July 2004, the EITF issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock if the Investor Has the Ability to Exercise Significant Influence over the Operating and Financial Policies of the Investee.” EITF Issue No. 02-14 was effective for

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

reporting periods beginning after September 15, 2004 and requires the use of the equity method of accounting for investments that are in-substance common stock when the investor has the ability to exercise significant influence over the investee. The adoption of this guidance is not expected to have a material impact on the Company’s financial position, operating results or cash flows.

FASB’s EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”

In March 2004, the EITF supplemented EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue No. 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments in debt and equity securities. In September 2004, the FASB issued FASB Staff Position EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1,” which deferred the effective date of the recognition and measurement provisions of the consensus until further guidance is issued. See Notes 9 and 10 for the disclosures required by EITF Issue No. 03-1. The impact on future earnings, if any, of the recognition and measurement provisions of EITF Issue No. 03-1 will not be known until the FASB issues its guidance.

The American Institute of Certified Public Accountants Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an initial investment in loans or debt securities acquired in a transfer if those differences relate, at least in part, to a deterioration of credit quality. It includes such loans acquired in purchase business combinations but does not apply to loans originated by the entity. SOP 03-3 prohibits companies from carrying over valuation allowances in the initial accounting for such loans and limits the yield that may be accreted to the excess of the estimate of undiscounted expected principal, interest, and other cash flows over the initial investment in the loan. The SOP requires that the excess of contractual cash flows over cash flows expected to be collected not be recognized as an adjustment of yield, loss accrual, or valuation allowance. SOP 03-3 also prohibits investors from displaying accretable yield and nonaccretable differences in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The application of SOP 03-3 is not expected to have a significant impact on the Company’s financial position, results of operations or cash flows.

3. Business Developments and Subsequent Events

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

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

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

Merger of Woori Credit Card Co., Ltd. into Woori Bank

On December 12, 2003, in response to liquidity problems of Woori Credit Card Co., Ltd. stemming from the deteriorating asset quality of its credit card portfolio, the Holding Company resolved to merge Woori Credit Card Co., Ltd. into Woori Bank. The merger was consummated on March 31, 2004. Woori Bank acquired and assumed substantially all of the assets and liabilities of Woori Credit Card Co., Ltd. by exchanging one common share of Woori Credit Card Co., Ltd. with 0.3581 share of Woori Bank. In connection with the merger, on March 29, 2004, Woori Credit Card Co., Ltd. spun off and transferred back to Kwangju Bank its portfolio of “Kwangju Bank” brand credit card accounts, which had been acquired from Kwangju Bank in February 2003.

Acquisition of the Minority Interest of Woori Securities Co., Ltd.

On June 18, 2004, the Holding Company issued 8,571,262 shares of new common stock in exchange for the 39.66% minority interest (15,584,113 shares) of Woori Securities Co., Ltd. in order to wholly own the subsidiary. The acquisition was accounted for using the purchase method. The purchase price for the common shares of Woori Securities Co., Ltd. amounted to 55,936 million Won, before stock issuance cost of 16 million Won, based on the fair value of the Holding Company’s common stock as of April 28, 2004, the acquisition agreement and announcement date. The fair value of 39.66% of net assets acquired was 136,764 million Won.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The following table summarizes the 39.66% of the fair values of assets and liabilities of Woori Securities Co., Ltd. as of the date of acquisition:

Korean Won (in millions)
Cash and cash equivalents	1
Deposits	101,874
Call loans	—
Trading assets	61,592
Securities	8,680
Loans, net of allowance for loan losses	12,860
Other financial assets	193,291

Total non-allocable assets	378,298

Premises and equipment	13,851
Brokerage customer relationship	1,978
Other intangible assets	2,271

Total assets	396,398

Due to depositors	64,197
Borrowings and debentures	13,448
Other liabilities	181,989

Total liabilities	259,634

Fair value of 39.66% of net assets	136,764

After the initial allocation of the purchase consideration to the assets acquired and liabilities assumed based on their fair values as of the date of acquisition, 80,828 million Won of excess purchase consideration remained. Pursuant to SFAS No. 141, “Business Combinations,” the Company reassessed whether all assets acquired and liabilities assumed had been identified and recognized, performed remeasurements to verify that the consideration paid, assets acquired, and liabilities assumed had been properly valued, and recognized 62,728 million Won of extraordinary gain for the year ended December 31, 2004, which was the excess of the fair value of the net assets acquired over the purchase consideration after allocation to premises and equipment, brokerage customer relationship and other intangible assets.

On January 20, 2005, Woori Securities Co., Ltd. purchased 14,000,000 shares of its common stock from the Holding Company for 11,000 Won per share.

Acquisition of LG Investment & Securities Co., Ltd. and Merger of LG Investment & Securities Co., Ltd. and Woori Securities Co., Ltd.

On October 26 and December 24, 2004, the Holding Company acquired 7,000,000 shares and 25,877,487 shares of LG Investment & Securities Co., Ltd.’s common stock for 54,980 million Won and 297,591 million Won, respectively. As a result, the Company owned 27.25% of the voting rights of LG Investment & Securities Co., Ltd. and was able to exercise significant influence over the operations and financial policies of the investee as of December 31, 2004. The Company’s investments in LG Investment & Securities Co., Ltd. have been accounted for using the equity method from the date of the acquisition, December 24, 2004. LG Investment & Securities Co., Ltd. is a leading securities brokerage company in the Republic of Korea. The aggregate fair value of LG Investment & Securities Co., Ltd.’s net assets at the acquisition date was 1,604,572 million Won, of which the Company acquired 441,052 million Won.

On February 2, 2005, Woori Securities Co., Ltd. and LG Investment & Securities Co., Ltd. approved a “Resolution of Merger” and agreed on the merger between LG Investment & Securities Co., Ltd. and Woori

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Securities Co., Ltd. by exchanging one common share of Woori Securities Co., Ltd. into 0.654 share of LG Investment & Securities Co., Ltd. Upon the consummation of the merger on March 31, 2005, the combined entity changed its name to “Woori Investment & Securities Co., Ltd.” As a result of the merger, the Company owns 33.66% of the voting rights of Woori Investment & Securities Co., Ltd. and accounts for the investments under the equity method.

Acquisition of LG Investment Trust Management Co., Ltd.

On May 6, 2005, the Holding Company acquired 5,400,000 shares of LG Investment Trust Management Co., Ltd.’s common stock from Woori Investment & Securities Co., Ltd. for 72,948 million Won. As a result, the Holding Company owns 90.00% of the voting rights of LG Investment Trust Management Co., Ltd. The Holding Company has not completed the allocation of the purchase price to the individual assets acquired and liabilities assumed.

4. Transfers of Financial Assets

In fiscal years 1997, 1998 and 1999, the Company sold certain non-performing loans to the Korea Asset Management Corporation (“KAMCO”). The sales agreements allow KAMCO to require the Company to repurchase certain loans. Such loans amounted to 813,012 million Won, 357,824 million Won and 44,012 million Won as of December 31, 2002, 2003 and 2004, respectively. As of December 31, 2002, 2003 and 2004, the Company has recorded a liability of 368,605 million Won, 134,753 million Won and 21,843 million Won, respectively, representing its estimated recourse obligation under the sales agreements.

KAMCO is an entity owned by the Korean government and was established to purchase, manage and dispose of non-performing assets in the Korean financial sector. Its purpose is to minimize restructuring costs within the Korean financial sector, maximize the recovery of non-performing assets and restore soundness to the Korean financial sector. Sales to KAMCO have been recorded as “true sales” based on the following criteria of SFAS No. 140: 1) the sold loans have been isolated from the Company, 2) KAMCO has the right to pledge or exchange the loans and 3) the Company does not maintain effective control over the loans.

5. Restricted Cash

The following table presents the restricted cash as of December 31:

	Korean Won (in millions)
	2002	2003	2004
Reserve deposits with the BOK	2,296,595	2,849,436	2,004,037
Deposits with Korea Securities Finance Corporation	108,600	123,500	152,200
Pledged deposits
Deposits for severance payments	79,944	127,967	185,720
Deposits related to derivatives contracts	135,953	93,270	23,142
Deposits for guarantee of payment for secured borrowings	447,126	15,449	26,130
Other	7,690	12,661	677

Total restricted cash	3,075,908	3,222,283	2,391,906

The reserve deposits with the BOK represent amounts required under the General Banking Act for payment of deposits.

The deposits with Korea Securities Finance Corporation represent amounts deposited by customers with Woori Securities Co., Ltd. for securities or futures trading or other transactions and required to be held in a segregated client account at Korea Securities Finance Corporation under the Securities and Exchange Act and the Futures Trading Act.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

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

6. Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following as of December 31:

	Korean Won (in millions)
	2002	2003	2004
Call loans	604,896	967,175	1,387,998
Securities purchased under resale arrangements	24,450	159,813	111,043

Total	629,346	1,126,988	1,499,041

7. Trading Assets and Liabilities

The following table presents trading assets and liabilities as of December 31:

	Korean Won (in millions)
	2002	2003	2004
Trading assets:
Debt securities
Korean treasury and government agencies	1,601,146	1,822,676	3,521,429
Corporate	720,457	920,339	992,687
Financial institutions	531,993	501,496	750,354
Equity securities	178,574	271,191	211,463
Beneficiary certificates	398,894	306,455	93,376

Total debt and equity instruments	3,431,064	3,822,157	5,569,309

Foreign exchange spot contracts	715	1,299	2,724
Derivative instruments
Exchange rate derivatives	106,818	217,511	1,227,462
Interest rate derivatives	233,270	222,934	167,733
Credit derivatives	366	996	283
Equity derivatives	17,794	25,917	21,870

Total derivative instruments and foreign exchange contracts	358,963	468,657	1,420,072

Total trading assets	3,790,027	4,290,814	6,989,381

Trading liabilities:
Foreign exchange spot contracts	2,600	2,389	4,180
Derivative instruments
Exchange rate derivatives	151,952	270,640	1,235,846
Interest rate derivatives	148,670	178,034	168,720
Credit derivatives	12,977	11,479	787
Equity derivatives	5,956	10,532	218,555

Total trading liabilities	322,155	473,074	1,628,088

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

8. Trading Revenue, net

The following table presents net trading related revenue for the years ended December 31:

	Korean Won (in millions)
	2002	2003	2004
Debt securities	104,634	(45,532)	107,069
Equity securities	(38,667)	(6,826)	11,048
Beneficiary certificates	15,111	9,391	6,151
Foreign exchange contracts	115,811	221,200	234,914
Derivative instruments	68,317	(66,869)	76,625

Total net trading related revenue	265,206	111,364	435,807

For the years ended December 31, 2002, 2003 and 2004, net unrealized holding losses on trading securities of 71,478 million Won, 128,416 million Won and net unrealized holding gains on trading securities of 45,586 million Won, respectively, were included in net trading revenue.

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

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

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

As of December 31, 2004, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	6,333,516	56,684	(7,141)	6,383,059
Corporate	3,307,604	76,891	(2,484)	3,382,011
Financial institutions	1,975,547	12,865	(142)	1,988,270
Foreign governments	90,245	499	—	90,744
Equity securities	199,075	203,927	(1,533)	401,469
Beneficiary certificates	58,334	2,827	(4,321)	56,840

Total available-for-sale securities	11,964,321	353,693	(15,621)	12,302,393

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	7,586,695	317,963	(32)	7,904,626
Corporate	213,762	33,477	—	247,239
Financial institutions	560,825	6,263	(30)	567,058
Foreign governments	44,978	—	—	44,978

Total held-to-maturity securities	8,406,260	357,703	(62)	8,763,901

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The BOK, the Korea Development Bank (“KDB”), and KAMCO are financial institutions owned and controlled by the Korean government. Monetary Stabilization Bonds were issued by the BOK and included in Korean treasury and government agencies, and Industrial Financial Debentures were issued by KDB and were included in financial institutions. NPA Management Fund Bonds, issued by KAMCO were included in Korean treasury and government agencies. Monetary Stabilization Bonds, Industrial Financial Debentures and NPA Management Fund Bonds as of December 31, 2002, 2003 and 2004 are summarized below.

	Korean Won (in millions)
	2002		2003		2004
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Monetary Stabilization Bonds
Available-for-sale securities	2,802,999	2,811,584	2,699,407	2,527,254	2,773,416	2,801,727
Held-to-maturity securities	107,128	104,315	331,150	331,494	325,150	325,596

Total	2,910,127	2,915,899	3,030,557	2,858,748	3,098,566	3,127,323

Industrial Financial Debentures
Available-for-sale securities	375,512	376,474	383,864	388,042	312,117	314,192
Held-to-maturity securities	207,933	205,633	219,645	221,381	240,080	244,222

Total	583,445	582,107	603,509	609,423	552,197	558,414

NPA Management Fund Bonds
Available-for-sale securities	152,793	153,450	132,551	132,294	89,915	91,980
Held-to-maturity securities	711,369	730,337	10,583	10,522	29,852	30,954

Total	864,162	883,787	143,134	142,816	119,767	122,934

For the years ended December 31, 2002, 2003 and 2004, the Company recognized pre-tax impairment losses of 70,270 million Won, 163,340 million Won and 116,866 million Won, respectively, on available-for-sale securities and held-to-maturity securities, where decreases in values were deemed to be other-than-temporary. Any deterioration in the Korean economy or in the specific circumstances of the counterparty to the security, could adversely affect the fair value of these securities held by the Company.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The following table presents unrealized loss and fair value of available-for-sale and held-to-maturity securities at December 31, 2004 for which an impairment has not been recognized. These securities are segregated between investments that have been in a continuous unrealized loss position for less than twelve months and greater than twelve months.

	Korean Won (in millions)
	Unrealized loss position less than 12 months		Unrealized loss position greater than 12 months		Total
	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value
Available-for-sale:
Debt securities
Korean treasury and government agencies	(5,503)	844,346	(1,638)	70,404	(7,141)	914,750
Corporate	(2,484)	444,849	—	—	(2,484)	444,849
Financial institutions	(142)	336,838	—	—	(142)	336,838

Sub total	(8,129)	1,626,033	(1,638)	70,404	(9,767)	1,696,437
Equity securities	(1,533)	15,259	—	—	(1,533)	15,259
Beneficiary certificates	(4,321)	52,702	—	—	(4,321)	52,702

Total	(13,983)	1,693,994	(1,638)	70,404	(15,621)	1,764,398

Held-to-maturity:
Debt securities
Korean treasury and government agencies	(31)	11,458	(1)	63	(32)	11,521
Corporate	—	—	—	—	—	—
Financial institutions	(30)	49,973	—	—	(30)	49,973
Foreign governments	—	—	—	—	—	—

Total	(61)	61,431	(1)	63	(62)	61,494

Management does not believe any individual unrealized loss as of December 31, 2004 represents an other-than-temporary impairment, having considered 1) the length of time a security has been below cost; 2) the extent to which fair value is less than its cost basis; 3) the financial condition and near term prospects of the issuer, including any specific events that may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the issuer or the discontinuance of a segment of the business that may affect the future earnings potential; and 4) the Company’s intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value (see Note 1). The majority of unrealized losses in the portfolio are attributable to changes in interest rates, not to the deterioration of the creditworthiness of the issuer and the Company has the intent and ability to retain these securities until the anticipated recovery. The total number of security positions in the investment portfolio that were in an unrealized loss position at December 31, 2004 is 141 for available-for-sale securities and 172 for held-to-maturity securities.

For the years ended December 31, 2002, 2003 and 2004, proceeds from sales of available-for-sale securities amounted to 1,927,072 million Won, 7,203,809 million Won and 2,151,575 million Won, respectively. For the years ended December 31, 2002, 2003 and 2004, the gross realized gains amounted to 397,594 million Won, 155,103 million Won and 305,000 million Won, respectively, and the gross realized losses amounted to 146,669 million Won, 65,265 million Won and 71,608 million Won, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The amortized cost and estimated fair value of the Company’s available-for-sale debt securities and held-to-maturity debt securities as of December 31, 2004 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Korean Won (in millions)
	Available-for-sale securities		Held-to-maturity securities
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	4,929,594	4,984,390	4,900,098	5,039,414
Due after one year through five years	6,355,675	6,431,701	3,401,192	3,593,689
Due after five years through ten years	315,736	318,067	102,808	128,634
Due after ten years	105,907	109,926	2,162	2,164

Total	11,706,912	11,844,084	8,406,260	8,763,901

As discussed in Note 1, certain Woori Subsidiaries issued common shares to KDIC in exchange for KDIC bonds. Woori Subsidiaries have also purchased additional KDIC bonds for trading purposes. The KDIC bonds have readily determinable market prices and their use by the Company is not restricted. The details of KDIC bonds as of December 31, 2002, 2003 and 2004 are summarized below:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
As of December 31, 2002:
Trading securities	422,888	2,010	(3,897)	421,001
Available-for-sale securities	2,415,569	49,610	(15,848)	2,449,331
Held-to-maturity securities	6,040,184	386,581	(1,423)	6,425,342

Total KDIC bonds	8,878,641	438,201	(21,168)	9,295,674

As of December 31, 2003:
Trading securities	305,947	268	(3,947)	302,268
Available-for-sale securities	2,081,199	32,885	(4,538)	2,109,546
Held-to-maturity securities	6,088,692	254,410	(195)	6,342,907

Total KDIC bonds	8,475,838	287,563	(8,680)	8,754,721

As of December 31, 2004:
Trading securities	210,087	6,866	(386)	216,567
Available-for-sale securities	2,049,396	9,654	(5,127)	2,053,923
Held-to-maturity securities	4,706,388	154,122	—	4,860,510

Total KDIC bonds	6,965,871	170,642	(5,513)	7,131,000

Gross unrealized gains and losses on trading securities are included in “Trading revenue, net.”

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Interest income from KDIC bonds for each of the three years in the period ended December 31, 2004 is as follows:

	Korean Won (in millions)
	2002	2003	2004
Interest income:
Trading securities	30,143	26,531	14,581
Available-for-sale securities	99,968	105,176	109,845
Held-to-maturity securities	504,313	515,489	443,799

Total interest income	634,424	647,196	568,225

Carrying values of securities pledged in relation to repurchase agreements, borrowing transactions, margin for futures contracts and asset securitizations as of December 31, 2002, 2003, and 2004 are 7,825,224 million Won, 7,647,113 million Won and 8,619,794 million Won, respectively (see Note 37).

10. Other Investment Assets

The following table presents other investment assets as of December 31:

	Accounting method used	Korean Won (in millions)
		2002	2003	2004
Investments in affiliates	Equity method	162,081	152,543	511,091
Restricted stock	Cost method	263,509	241,327	292,191
Non-marketable equity securities	Cost method	294,237	388,646	324,098
Investments in limited partnerships	Cost method	11,452	10,230	10,800

Total other investment assets		731,279	792,746	1,138,180

Investments in affiliates are investments in which the Company has significant influence over the operations and financial policies of the investee, and are accounted for under the equity method. Investments in affiliates include investments in limited partnerships if the limited partnership interest is greater than 3% to 5%, pursuant to EITF Topic D-46, “Accounting for Limited Partnership Investments.” Under the equity method, the Company records its equity ownership share of the net income or loss of the investee in “Investment securities gain (loss), net.”

The cost method is used for restricted stock, non-marketable equity securities and investments in limited partnerships other than those included in the investments in affiliates. Under this method, there is no change to the cost basis unless there is an other-than-temporary decline in value, which results in write-down.

Restricted stock whose original period of restriction on disposition is more than one year from its acquisition through debt-to-equity conversion is reclassified into available-for-sale securities and recorded at fair value when its restriction on disposition is lifted or when the remaining period of the restriction becomes less than one year. The fair value of restricted stock is estimated by discounting the fair value of the identical stock without restriction.

The aggregate cost of the Company’s cost method investments totaled 627,089 million Won as of December 31, 2004. Investments with an aggregate cost of 379,888 million Won were not evaluated for impairment because the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” and the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments. Of the remaining 247,201 million Won of investments, the Company estimated that the fair value exceeded the cost of investments with an aggregate cost of 229,286 million Won. The remaining 17,915 million Won of cost method investments were evaluated for impairment and the Company recorded unrealized losses on these investments which the Company considered to be other-than-temporary.

For the years ended December 31, 2002, 2003 and 2004, the Company recognized pre-tax impairment losses of 178,639 million Won, 46,030 million Won and 13,170 million Won, respectively, on other investment assets, where decreases in values were deemed to be other-than-temporary. Any deterioration in the Korean economy or in specific situations of the counterparty to the investment, could adversely affect the fair value of these investment assets held by the Company.

11. Securitization of Non-Performing Loans

Securitization of non-performing loans

For the years ended December 31, 2002, 2003 and 2004, the Company securitized certain non-performing loans with an aggregate principal balance of 1,341,099 million Won, 2,296,641 million Won and 646,617 million Won, respectively, and retained certain interests in those loans. In connection with these transactions, the Company received 118,930 million Won, 727,848 million Won and 313,918 million Won, respectively, for the years ended December 31, 2002, 2003 and 2004, as consideration and no gain or loss was recognized. The Company also received cash flows of 642 million Won, 5,476 million Won and 1,279 million Won, respectively, for providing asset management services for the years ended December 31, 2002, 2003 and 2004.

The key economic assumptions used in measuring the fair value of retained interests at the time of securitization during 2004 were as follows:

Key assumptions
Collection ratio	41.51 ~ 63.55%
Weighted average life	1.07 ~ 2.17 years
Weighted average discount rate	8.71 ~ 9.72%

The Company holds retained interests in securitized financial assets through investments in bonds issued by securitization vehicles and common shares of such vehicles. The investments in bonds are classified as held-to-maturity securities and the investments in common shares are accounted for using the equity method. The Company determines the fair value of the retained interests using the present value of future cash flows taking into consideration the priority of payments. The aggregate amounts of bonds and equity investments that the Company holds as retained interests in the assets securitized for the three years in the period ended December 31, 2004 are 128,413 million Won and 70,091 million Won, respectively, as of December 31, 2004.

As of December 31, 2004, the key economic assumptions in subsequently measuring the fair value of retained interests (to the assets securitized in 2002, 2003 and 2004), which totaled 198,504 million Won, and the sensitivity of the current fair value of residual cash flows to 10% and 20% adverse changes in those assumptions are summarized as follows:

	Key assumptions	Korean Won (in millions)
		10%	20%
Adverse change in collection ratio	16.58 ~ 83.42%	(18,385)	(37,936)
Adverse change in weighted average life	0.25 ~ 3.06 years	(7,851)	(15,306)
Adverse change in weighted discount rate	7.64 ~ 9.72%	(2,627)	(6,274)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

For the securitized assets that the Company manages, there was no credit loss recognized prior to sale in the year ended December 31, 2004 and the amount of the net charge-off recognized during the year ended December 31, 2004 was 553,363 million Won. As the securitized assets originally consisted of non-performing loans, the principal balance of 1,905,913 million Won (including loans securitized in 2002, 2003 and 2004) as of December 31, 2004 are all considered to be delinquent.

The sensitivities depicted in the preceding table are hypothetical and should be used with caution. The likelihood of those percent variations selected for sensitivity testing is not necessarily indicative of expected market movements because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of a retained interest is calculated without changing any other assumptions. This might not be the case in actual market conditions since changes in one factor might result in changes to other factors. Further, the sensitivities depicted above do not consider any corrective actions that the Company might take to mitigate the impact of any adverse changes in one or more key assumptions.

Variable interest entities (VIEs)

The Company, in the ordinary course of its business, has involvements in SPEs for the purpose of securitizing non-performing assets, guaranteed trust accounts for the purpose of managing funds on behalf of its customers and investment equity funds for the purpose of efficient management of investments, for which the Company is the primary beneficiary. Total assets of these consolidated VIEs were 6,371,957 million Won at December 31, 2004 (see Notes 19 and 42).

The Company also, in the ordinary course of its business, has involvements in certain VIEs through various types of interests including investments in subordinated debts or limited partnerships, the right to receive fees for acting as an asset manager or a business trustee, and the right to receive fees for providing liquidity facilities. Management believes that these VIEs are not required to be consolidated because the Company is not considered to be the primary beneficiary. These VIEs are established by clients to access funding from the commercial paper market or the corporate debt market by transferring assets to the VIEs. The transactions with the entities are conducted at arm’s length. The Company records and reports these transactions in accordance with their substance similar to any other third party transactions. The following table sets forth total assets and maximum exposure to loss associated with the Company’s variable interests in the unconsolidated VIEs for which it is not a primary beneficiary:

	Korean Won (in millions)
	Total assets	Maximum exposure (1)
Retained interests in SPEs	652,758	198,504
Liquidity guarantee to SPEs (2)	2,123,186	1,198,410
Asset management for SPEs (2)	2,321,811	—
Investments in SPEs (2)	9,481,755	863,950
Investments in other VIEs	5,286,358	85,108
Asset management for other VIEs	3,413,416	—

Total	23,279,284	2,345,972

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31, 2004.
(2)	Structured by third parties other than the Company.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The Company was deemed the primary beneficiary and consolidated certain other VIEs created before February 1, 2003, other than the consolidated SPEs and guaranteed trust accounts discussed in Notes 40 and 42, in which the Company obtained a majority of interests in the ordinary course of its business, upon the application of FIN No. 46R to these entities in 2004. These VIEs are established by third parties other than the Company for efficient investment management. These consolidated entities had assets totaling approximately 33,644 million Won as of December 31, 2004.

12. Loans

The composition of the loan portfolio as of December 31, 2002, 2003 and 2004 is summarized as follows:

	Korean Won (in millions)
	2002	2003	2004
Domestic
Commercial:
Commercial and industrial	33,716,778	40,641,718	42,444,792
Lease financing	309,601	221,822	132,312
Trade financing	6,562,473	6,921,751	7,073,303
Other commercial (1)	5,465,758	4,254,104	4,270,125
Consumer:
Mortgage loans	2,450,890	3,599,209	4,683,175
Other consumer (2)	23,314,990	26,758,025	27,618,771
Credit card	6,418,068	3,963,953	2,127,976

Subtotal	78,238,558	86,360,582	88,350,454

Foreign
Commercial:
Commercial and industrial	1,810,768	1,884,551	1,729,649
Trade financing	96,261	62,820	104,487
Consumer:
Other consumer	79,944	83,559	304,633

Subtotal	1,986,973	2,030,930	2,138,769

Gross loans	80,225,531	88,391,512	90,489,223
Deferred origination costs	68,753	55,581	35,557
Less: Unearned income	(39,366)	(26,465)	(13,991)
Less: Allowance for loan and lease losses	(3,770,356)	(2,833,675)	(1,805,593)

Total loans, net (3)(4)	76,484,562	85,586,953	88,705,196

(1)	Other commercial loans include bills bought in foreign currency and overdrafts.
(2)	Other consumer loans primarily consist of general household loans including personal overdrafts and loans with principal due at maturity.
(3)	The figures above do not include 54,002 million Won and 26,015 million Won of loans classified as loans held for sale at December 31, 2002 and 2004, respectively, which are included in assets held for sale. There were no such loans held for sale at the end of 2003.
(4)	Including pledged loans of 3,822,179 million Won, 2,224,745 million Won and 459,458 million Won as of December 31, 2002, 2003 and 2004, respectively (see Note 37).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Pursuant to the agreements entered into with CRT8 Yugen Kaisha and Barclays Bank PLC, the Company sold non-performing loans, with an aggregate principal balance of 491,995 million Won and 154,622 million Won, respectively, in the year ended December 31, 2004, that were held by Woori Bank and Hanvit 11th Specialty Co., Ltd (see Note 11). The Company also disposed of commercial loans with an aggregate principal balance of 50,300 million Won, 32,300 million Won and 96,000 million Won held by Woori Bank in accordance with agreements entered into with KDB Real Estate Thirteenth Securitization Specialty L.L.C., KDB Real Estate Fourteenth Securitization Specialty L.L.C. and Hana Bank, respectively. The Company also sold non-performing commercial loans with an aggregate principal balance of 766,548 million Won held by Woori Bank and Kwangju Bank to KAMCO in the year ended December 31, 2004.

Since March 2004, the bank subsidiaries of the Company, Woori Bank, Kyongnam Bank and Kwangju Bank, have acted as mortgage loans originator institutions for Korea Housing Finance Corporation (“KHFC”). Under the Mortgage Loans Sales and Servicing Agreements entered into with KHFC, the bank subsidiaries of the Company originate mortgage loans, sell those loans to KHFC shortly after their origination, retain the servicing rights for the loans and receive servicing fees in return. KHFC was established on March 1, 2004 in accordance with the Korea Housing Finance Corporation Act in order to raise national welfare and contribute to the development of the Korean economy by securitizing mortgage loans, providing housing finance credit guarantees and promoting a stable flow of housing finance on a long-term basis. The bank subsidiaries of the Company sold mortgage loans with an aggregate principal balance of 204,049 million Won to KHFC and recognized 349 million Won of servicing fee income in the year ended December 31, 2004. In relation with these transactions, the Company recorded assets held for sale as of December 31, 2004, which consisted of mortgage loans amounting to 26,015 million Won.

Including the loans sold as described above, loans with an aggregated principal balance of 1,859 billion Won, 3,015 billion Won and 1,840 billion Won were sold in 2002, 2003 and 2004, respectively (see Notes 27 and 28). There were no recourse obligations for these sales.

In 2004, the Company received marketable equity securities having a fair value of 50,971 million Won through restructuring of 8 loans having an aggregate book value of 99,198 million Won. In 2004, the Company recognized aggregate charge-offs of 48,227 million Won related to these transactions.

The following table sets forth information about the Company’s impaired loans as of December 31, 2002, 2003 and 2004. Impaired loans are those of which the Company believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan.

	Korean Won (in millions)
	2002	2003	2004
Impaired loans with an allowance	6,002,467	2,791,449	2,330,892
Impaired loans without an allowance	259,098	595,213	244,951

Total impaired loans	6,261,565	3,386,662	2,575,843

Allowance for impaired loans	(2,597,369)	(1,090,668)	(764,300)
Average balance of impaired loans during the year	8,055,634	3,141,853	3,062,115
Interest income recognized on impaired loans during the year (1)(2)	319,704	113,895	172,363

(1)	Had the impaired loans performed in accordance with their original terms, additional interest income of 377,381 million Won, 174,756 million Won and 92,811 million Won would have been recorded in 2002, 2003 and 2004, respectively.
(2)	Of these amounts, 98,098 million Won, 12,701 million Won and 16,653 million Won as of December 31, 2002, 2003 and 2004, respectively, relate to troubled debt restructurings.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

As of December 31, 2002, 2003 and 2004, the Company had non-accrual loans, including commercial, consumer and credit card loans, of 4,495,718 million Won, 4,211,205 million Won and 2,973,139 million Won, respectively. Had interest on these loans been accrued, such interest would have amounted to 581,595 million Won, 469,991 million Won and 307,895 million Won for 2002, 2003 and 2004, respectively. Interest income, which is recognized on a cash-basis, related to non-accrual loans for the years ended December 31, 2002, 2003 and 2004 was 196,728 million Won, 235,724 million Won and 149,446 million Won, respectively.

As discussed in Note 1, unstable economic conditions in the Korean economy may continue to have a negative effect on the debtors of the Company. The Company owns investment securities of, and has loans outstanding to, a number of Korean companies that have experienced financial difficulties. The ultimate collectibility of these amounts is subject to a number of factors, including the successful performance of the debtors under various restructuring plans in place or in process of negotiation and their ability to perform on loan and debt obligations given the status of the Korean economy and the potential continuation of the unstable trends or other unfavorable developments. Consequently, it is reasonably possible that adjustments could be made to the reserves for impaired loans and to the carrying amount of investments in the near term in amounts that may be material to the Company’s financial statements.

The changes in the allowance for credit losses for the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

	Korean Won (in millions)
	Loans (1)	Guarantees & acceptances (2)	Repurchase obligations (2)(5)	Total
Allowance at January 1, 2002	4,323,407	523,962	388,272	5,235,641
Provisions for credit losses	1,247,350	106,170	62,132	1,415,652
Charge-offs on repurchased loans	—	—	(81,799)	(81,799)
Allowance relating to guarantees and acceptances transferred to loans	168,286	(168,286)	—	—
Allowance relating to acquisition of Woori Securities Co., Ltd.	43,335	—	—	43,335
Charge-offs (4)	(2,266,073)	—	—	(2,266,073)
Recoveries	383,137	—	—	383,137
Foreign exchange translation adjustment	11,540	65,495	—	77,035
Allowance relating to loans transferred to assets held for sale (3)	(140,626)	—	—	(140,626)

Allowance at December 31, 2002	3,770,356	527,341	368,605	4,666,302

Provisions for credit losses	2,312,716	201,335	66,893	2,580,944
Charge-offs on repurchased loans	—	—	(300,745)	(300,745)
Allowance relating to guarantees and acceptances transferred to loans	270,736	(270,736)	—	—
Allowance relating to acquisition of Panasia	3,335	—	—	3,335
Charge-offs (4)	(4,388,461)	—	—	(4,388,461)
Recoveries	846,788	—	—	846,788
Foreign exchange translation adjustment	18,205	(163)	—	18,042

Allowance at December 31, 2003	2,833,675	457,777	134,753	3,426,205

Provisions for credit losses	651,654	42,768	(10,053)	684,369
Charge-offs on repurchased loans	—	—	(102,857)	(102,857)
Allowance relating to guarantees and acceptances transferred to loans	274,818	(274,818)	—	—
Charge-offs (4)	(2,258,012)	—	—	(2,258,012)
Recoveries	322,089	—	—	322,089
Foreign exchange translation adjustment	(18,631)	—	—	(18,631)

Allowance at December 31, 2004	1,805,593	225,727	21,843	2,053,163

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(1)	Loans held for sale are not subject to this reserve process.
(2)	The allowance for guarantees and acceptances and the allowance for repurchase obligations are included in “Other liabilities.”
(3)	Represents the allowance for credit losses on the loans reclassified to loans held for sale.
(4)	When a loan is sold, the related allowance for loan losses is written off at the date of sale. Charge-offs include 964,274 million Won, 1,652,560 million Won and 612,584 million Won of allowance for loan losses written off relating to sale of loans in the year of 2002, 2003 and 2004, respectively.
(5)	When the transferor regains control over the transferred loans sold, the Company re-estimates the value of the repurchased loans based on the discounted cash flow method.

13. Direct Financing Leases

The Company originates direct financing leases on certain machinery, computers and various other equipment for customers in a variety of industries throughout Korea. Income attributable to the leases is initially recorded as unearned income and subsequently recognized as finance income using the effective interest method, over the term of the leases. Residual values are generally guaranteed by the lessee. The terms of the leases are generally from 3 to 7 years. The components of the net investment in direct financing leases as of December 31, 2002, 2003 and 2004, which are included in “Loans,” are summarized as follows:

	Korean Won (in millions)
	2002	2003	2004
Gross lease payments receivable	309,601	221,822	132,312
Unearned income	(39,366)	(26,465)	(13,991)

Total	270,235	195,357	118,321

The scheduled maturities of minimum lease payments as of December 31, 2004, expressed as a percentage of the total, were approximately as follows:

Within 12 months	6.97%
13 to 24 months	8.56%
25 to 36 months	38.98%
37 to 48 months	35.54%
After 48 months	9.95%

100.00%

14. Premises and Equipment

Premises and equipment as of December 31, 2002, 2003 and 2004 were as follows:

	Korean Won (in millions)
	2002	2003	2004
Land	1,201,046	1,108,676	1,086,589
Building	915,348	909,701	900,379
Equipment and furniture	675,561	720,315	743,455
Leasehold improvements	92,992	116,943	148,649
Construction in progress	4,107	4,743	1,877
Capitalized leases	13,472	48,677	71,568

Total	2,902,526	2,909,055	2,952,517
Less: Accumulated depreciation and amortization	(654,101)	(758,160)	(843,237)

Premises and equipment, net	2,248,425	2,150,895	2,109,280

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Depreciation expense of premises and equipment for the years ended December 31, 2002, 2003 and 2004 was 111,621 million Won, 187,796 million Won and 196,225 million Won, respectively.

Capitalized leases are principally related to equipment leased for the Company’s data processing purpose. Accumulated depreciation on such capitalized leases as of December 31, 2002, 2003 and 2004 amounted to 3,300 million Won, 14,637 million Won and 20,369 million Won, respectively.

15. Goodwill and Other Intangible Assets

Goodwill and other intangible assets as of December 31, 2002, 2003 and 2004 consisted of the following:

	Korean Won (in millions)
	2002	2003	2004
Goodwill	—	24,571	21,412
Core deposit intangible, net of accumulated amortization of 724,231 million Won in 2002, 792,051 million Won in 2003 and 725,588 million Won in 2004	168,133	103,840	46,702
Capitalized software costs, net of accumulated amortization of 4,872 million Won in 2002, 15,297 million Won in 2003 and 37,018 million Won in 2004	28,703	63,781	159,337
Other, net of accumulated amortization of 187 million Won in 2002, 82 million Won in 2003 and 7,619 million Won in 2004	394	279	28,344

Total	197,230	192,471	255,795

The goodwill balance of 24,571 million Won and 21,412 million Won as of December 31, 2003 and 2004, respectively, was for the Woori Bank segment resulted from the acquisition of Panasia on September 11, 2003 (see Note 3) and the change in the goodwill balance in 2004 was the result of change in the exchange rate. The Company performed annual impairment tests on goodwill and no impairment charges were recorded in 2003 and 2004.

There were no indefinite-lived other intangible assets for any of the periods presented. Other intangible assets, which are subject to amortization, primarily include core deposit intangibles, which were acquired as part of the acquisitions of Woori Credit Card Co., Ltd. (formerly Peace Bank), Kwangju Bank and Kyongnam Bank on December 29, 2000 and Panasia on September 11, 2003 (see Note 3), and capitalized software costs.

The core deposit intangible is amortized over 5 to 10 years, on an accelerated basis. Capitalized software is amortized over 4 to 5 years. Amortization of other intangible assets for the years ended December 31, 2002, 2003 and 2004 was as follows:

	Korean Won (in millions)
	2002	2003	2004
Core deposit intangible	113,541	67,820	40,760
Capitalized software costs	2,509	10,426	23,897
Other	86	82	7,353

Total	116,136	78,328	72,010

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The amortization schedule of core deposit intangible, capitalized software costs and miscellaneous intangible assets for the remaining periods is as follows:

	Korean Won (in millions)
	2005	2006	2007	2008	2009	Total
Core deposit intangible	19,609	19,590	3,565	2,479	1,459	46,702
Capitalized software costs	38,581	37,869	36,668	29,334	16,885	159,337
Other	7,324	7,249	7,208	6,549	14	28,344

Amortization expense is included in “Depreciation and amortization expense.”

16. Other Assets

Other assets as of December 31, 2002, 2003 and 2004 consisted of the following:

	Korean Won (in millions)
	2002	2003	2004
KDIC receivable	648,777	502,243	294,039
Other accounts receivable	198,408	416,601	348,137
Domestic exchange settlements debits	841,178	383,320	298,377
Security deposits	909,542	997,105	980,975
Prepaid expenses	39,974	31,567	27,369
Prepaid corporate income tax	200,090	212,288	68,825
Deferred tax assets (see Note 32)	—	—	788,575
Other (1)	191,196	138,779	87,266

Total	3,029,165	2,681,903	2,893,563

(1)	Including pledged assets of 32,718 million Won, 12,039 million Won and 33,979 million Won as of December 31, 2002, 2003 and 2004, respectively (see Note 37).

KDIC receivable is related to assets and liabilities transferred to Woori Investment Bank from four bankrupt merchant banks pursuant to a contract arranged between the FSC and Woori Investment Bank. Pursuant to the contract, this receivable is scheduled to be collected no later than December 31, 2005.

17. Deposits

Deposits as of December 31, 2002, 2003 and 2004 were as follows:

	Korean Won (in millions)			Weighted average rate paid for 2004
	2002	2003	2004
Interest bearing deposits:
Interest bearing demand deposits	20,650,173	22,837,631	20,839,188	0.54%
Savings deposits	7,718,333	10,578,604	8,867,043	2.77%
Certificate of deposit accounts	437,994	3,850,630	6,056,511	4.12%
Other time deposits	45,358,331	47,334,385	49,725,161	3.83%
Mutual installment deposits	1,039,684	887,272	855,141	4.77%

Gross interest-bearing deposits	75,204,515	85,488,522	86,343,044	2.98%
Less: Discount	(14,017)	(6,867)	(3,716)

	75,190,498	85,481,655	86,339,328
Non-interest bearing deposits:
Demand accounts	3,407,615	3,520,977	3,713,752

Total deposits	78,598,113	89,002,632	90,053,080	2.87%

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Deposits with consolidated trust accounts, which were 1,776,405 million Won, 1,643,433 million Won and 2,029,728 million Won, as of December 31, 2002, 2003 and 2004, respectively, are included in interest bearing deposits (see Note 42). Mutual installment deposits include interest bearing accounts offered by the Company, which enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Company. Prior to qualifying for a loan, a customer must make the required monthly deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from the Company, but loan amounts and terms are not as favorable as those associated with a loan request made after completing the deposit contract term.

The contractual schedule of maturities of certificate of deposits, other time deposits and mutual installment deposits as of December 31, 2004 was as follows:

Korean Won (in millions)
Due in 2005	45,744,678
Due in 2006	7,619,603
Due in 2007	1,065,989
Due in 2008	332,730
Due in 2009	241,408
Thereafter	1,632,405

Gross total	56,636,813
Less: Discount	(3,716)

56,633,097

The KDIC provides deposit insurance up to a total of 50 million Won per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of deposit.

18. Other Borrowed Funds

A summary of other borrowed funds as of December 31, 2002, 2003 and 2004 is presented below.

	Korean Won (in millions)
	2002		2003		2004
	Outstanding balance	Weighted average interest rate	Outstanding balance	Weighted average interest rate	Outstanding balance	Weighted average interest rate
The Holding Company
Borrowings in local currency	300,000	5.88%	—	—	100,000	4.42%

Subsidiaries
Borrowings from the BOK	1,277,889	2.46%	1,670,287	2.52%	1,229,815	2.32%
Borrowings in foreign currency	4,391,124	2.18%	3,705,122	1.65%	4,433,110	1.11%
Borrowings from trust accounts	777,500	4.06%	1,611,050	3.60%	826,677	2.34%
Other borrowings	4,579,002	6.66%	2,358,751	4.84%	2,525,157	5.18%

Sub total	11,025,515	3.86%	9,345,210	3.35%	9,014,759	2.53%

Total other borrowed funds	11,325,515	3.91%	9,345,210	3.35%	9,114,759	2.54%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year. Certain securities have been pledged as collateral in connection with borrowings from the BOK (see Notes 9 and 37).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

19. Secured Borrowings

The Company transferred certain non-performing loans, debt securities and other assets to SPEs, which in turn issued beneficial interests collateralized by such loans, debt securities and other assets. In accordance with SFAS No. 140, these transactions have been accounted for as secured borrowings. As a result, the loans, securities, and other assets collateralizing these borrowings are included in “Loans,” “Trading securities,” “Available-for-sale securities,” or “Other assets,” respectively, and the beneficial interests issued by the SPEs, which pay interest rates ranging from 0.3% to 60.0% per annum, are included in “Secured borrowings.”

A summary of the secured borrowings and relevant collateral as of December 31, 2002, 2003 and 2004 is presented as follows:

				2002
					Collateral (1)
		Annual interest (%)	Maturity	Secured borrowings	Loans	Securities	Other assets (2)
Hanvit 3rd ABS	Senior & subordinated collateralized bond obligation	8.8~10.0	2003~2004	80,000	124,951	2,239	—
Hanvit 5th ABS	”	7.1~10.3	2003~2008	120,000	118,483	4,296	—
Hanvit 6th ABS	”	8.0~8.0	2003	60,000	8,484	—	—
Hanvit 7th ABS	”	7.0	2003	95,000	101,033	24,006	—
Hanvit 9th ABS	”	6.9~14.0	2003	115,000	99,219	8,624	—
Hanvit 11th ABS	”	7.2~7.4	2004	49,700	124,040	69,031	—
LSF Hanvit	”	15.0	2003~2007	11,619	4,311	—	3,658
CKH Investment	”	10.0~60.0	2003	9,054	17,363	8,799	—
Hanvit LSP Finance	”	3.9	2003	288,096	202,366	104,622	—
Woori Ship Mortgage 1st ABS	”	5.2~7.3	2003~2007	145,000	180,436	—	—
Peace 1st ABS	”	5.7~15.0	2003~2010	18,000	16,715	4,422	—
LSF Peace Holding	”	15.0	2002~2015	20,432	—	13,858	—
LSF Peace Investment	”	15.0	2002~2015	20,647	—	—	8,505
Woori Card 1st ABS	”	5.6~6.8	2003~2005	310,000	369,722	—	—
Woori More 1st ABS	”	5.8~6.1	2004~2005	700,000	1,108,870	—	—
Woori More 2nd ABS	”	5.8~6.1	2004~2005	320,000	418,135	—	—
WCC Consumer	”	2.3~6.6	2003~2007	615,700	897,686	—	—
Kyongeun 2nd ABS	”	7.2~7.8	2003~2004	40,000	30,365	—	6,928
Securities sold under repurchase agreement in won		3.8~7.0	2003	683,204	—	1,429,700	—
Collateralized borrowings in won		7.3~7.5	2005~2007	32,718	—	32,773	—
Securities sold under repurchase agreement in foreign currency		0.3~3.4	2003~2004	865,313	—	1,200,580	—
Collateralized borrowings in foreign currency		0.4~2.3	2003~2004	171,340	—	218,031	—

Gross secured borrowings				4,770,823	3,822,179	3,120,981	19,091
Discount				(15,299)	—	—	—

Total secured borrowings, net				4,755,524	3,822,179	3,120,981	19,091

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

				2003
					Collateral (1)
		Annual interest (%)	Maturity	Secured borrowings	Loans	Securities	Other assets (2)
Hanvit 9th ABS	Senior & subordinated collateralized bond obligation	14.0	2004	5,750	—	3,000	—
LSF Hanvit	”	15.0	2004~2007	6,857	—	—	1,513
CKH Investment	”	10.0~60.0	2004	9,054	96	7,130	—
Hanvit LSP Finance	”	15.0	2004	5,195	13,527	—	—
Woori Ship Mortgage 1st ABS	”	5.9~7.3	2004~2007	125,002	149,462	—	—
Woori Ship Mortgage 2-2 ABS	”	4.2~5.2	2004~2010	214,200	220,501	—	—
Woori Aircraft Mortgage 1st	”	6.4~8.0	2004~2009	28,000	30,636	—	—
Peace 1st ABS	”	5.7~15.0	2004~2010	15,989	—	31,533	—
LSF Peace Investment	”	15.0	2004~2015	6,253	1,964	6	415
Woori Card 1st ABS	”	6.8~12.0	2005	230,291	228,734	—	—
Woori More 1st ABS	”	15.0	2006	22,300	171,065	—	—
Woori More 2nd ABS	”	5.8~15.0	2004~2006	371,800	227,437	—	—
Woori More 3rd ABS	”	7.3~15.0	2004~2005	365,900	360,137	—	—
Woori More 4th ABS	”	13.4	2007	417,284	293,236	—	—
WCC Consumer	”	2.3	2008	598,900	527,950	—	—
Kyongeun 2nd ABS	”	7.8	2004	20,000	—	—	10,111
Securities sold under repurchase agreement in won		3.4~4.4	2004	699,238	—	1,074,948	—
Collateralized borrowings in won		7.3~7.5	2005~2007	25,291	—	25,429	—
Securities sold under repurchase agreement in foreign currency		1.6~2.6	2004~2005	957,702	—	1,104,800	—
Collateralized borrowings in foreign currency		0.4~2.0	2004~2006	196,576	—	221,932	—

Gross secured borrowings				4,321,582	2,224,745	2,468,778	12,039
Discount				(293)	—	—	—

Total secured borrowings, net				4,321,289	2,224,745	2,468,778	12,039

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

				2004
					Collateral (1)
		Annual interest (%)	Maturity	Secured borrowings	Loans	Securities	Other assets (2)
Hanvit 9th ABS	Senior & subordinated collateralized bond obligation	14.0	2005	5,750	—	2,605	—
CKH Investment	”	10.0~60.0	2005	9,054	—	11,691	—
Woori Ship Mortgage 1st ABS	”	6.2~7.3	2005~2007	100,000	81,726	—	—
Woori Ship Mortgage 2-2 ABS	”	4.6~5.2	2005~2010	209,000	185,407	—	28,008
Woori Aircraft Mortgage 1st	”	6.8~8.0	2005~2009	31,000	27,324	—	5,971
Peace 1st ABS	”	15.0	2010	1,557	—	—	—
Woori NSC First	”	4.3	2006	105,000	103,857	—	—
Swan SF	”	3.0	2009	63,050	61,144	—	—
Securities sold under repurchase agreement in won		3.2~4.1	2005	1,405,768	—	2,485,170	—
Collateralized borrowings in won		4.3	2005~2007	17,291	—	18,647	—
Securities sold under repurchase agreement in foreign currency		1.7	2005	78,285	—	80,457	—
Collateralized borrowings in foreign currency		0.3~2.6	2005~2009	328,260	—	486,722	—

Gross secured borrowings				2,354,015	459,458	3,085,292	33,979
Discount				(1,703)	—	—	—

Total secured borrowings, net				2,352,312	459,458	3,085,292	33,979

(1)	Carrying value
(2)	Consists of foreclosed real estate.
(3)	In addition to the above collateral, the SPEs also held cash and cash equivalents and other bank deposits of 1,194,153 million Won, 744,583 million Won and 44,056 million Won as of December 31, 2002, 2003 and 2004, respectively, which have been collected from the loans, securities and other assets. Those cash and cash equivalents and other bank deposits are required to be used to repay the related borrowings when due and are included in cash and cash equivalents and interest bearing deposits in other banks in the consolidated balance sheets.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The combined aggregate amount of contractual maturities of all secured borrowings as of December 31, 2004 was as follows:

Korean Won (in millions)
Due in 2005	1,571,857
Due in 2006	466,760
Due in 2007	55,791
Due in 2008	12,000
Due in 2009	76,050
Thereafter	171,557

Gross secured borrowings	2,354,015
Less: Discount	(1,703)

2,352,312

20. Long-Term Debt

The following table is a summary of long-term debt (net of unamortized original issue discount) as of December 31, 2002, 2003 and 2004:

	Korean Won (in millions)
	Interest	Maturity	2002	2003	2004
Senior
Holding Company
Won currency
Bonds with warrants	5.0%	2003	66,680	—	—
Convertible debenture	0.0%	2006	—	20,000	—
Finance debentures	3.5%~6.9%	2005~2009	1,550,000	2,150,000	2,000,000

Sub total			1,616,680	2,170,000	2,000,000

Foreign currency
Finance debentures	1.7%~3.2%	2004	331,990	347,610	—
Convertible debenture	2.0%~2.9%	2005~2006	62,421	110,198	63,483

Sub total			394,411	457,808	63,483

Subsidiaries
Won currency
Notes payable to government funds	0.0%~6.0%	2005~2021	1,769,268	1,959,699	2,196,162
Notes payable to Seoul Municipal Government	0.0%~4.7%	2005~2015	541,375	596,013	690,504
Notes payable to other municipal government	0.0%~7.6%	2005~2018	563,630	705,152	713,031
Notes payable to Industrial Bank of Korea	2.4%~8.6%	2005~2010	214,614	151,000	126,674
Notes payable to other banks	2.0%~6.0%	2005~2010	254,880	408,960	494,647
Obligations under capital leases	4.5%~6.4%	2006~2009	6,394	18,977	50,514
Finance debentures	3.5%~10.5%	2005~2014	2,613,010	3,767,351	4,287,352
Bonds with warrants	12.5%~15.0%	2004~2049	591,949	614,803	—

Sub total			6,555,120	8,221,955	8,558,884

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Korean Won (in millions)
	Interest	Maturity	2002	2003	2004
Foreign currency
Notes payable to Ministry of Finance and Economics	1.4%	2013	3,094	3,087	2,421
Notes payable to Industrial Bank of Korea	2.1%~2.6%	2008	37,908	34,284	24,104
Notes payable to KDB	2.0%	2007	101,888	177,367	16,037
Notes payable to other banks	0.2%~3.5%	2005~2007	453,896	403,255	395,504
Notes payable to other financial institutions (1)	1.3%~3.2%	2003~2006	480	—	—
Floating rate finance debentures	11.8%~12.8%	2010	12,004	—	895,012
Mid-term note	4.8%~5.8%	2013~2014	360,120	1,487,332	616,360

Sub total			969,390	2,105,325	1,949,438

Subordinated
Subsidiaries
Won currency
Notes payable to Daehan Life Insurance Co., Ltd. (1)	5.6%~6.7%	2006~2007	50,000	—	—
Notes payable to Kyobo Life Insurance Co., Ltd. (1)	10.0%	2007	30,000	—	—
Finance debentures	5.5%~10.3%	2005~2014	1,363,100	1,370,012	1,540,000

Sub total			1,443,100	1,370,012	1,540,000

Foreign currency
Finance debentures	1.2%~5.4%	2005~2009	1,020,340	1,257,469	1,590,766

Sub total			1,020,340	1,257,469	1,590,766

Gross long-term debt			11,999,041	15,582,569	15,702,571
Less: Discount			(694,406)	(665,756)	(40,966)

			11,304,635	14,916,813	15,661,605

(1)	Prepaid in 2003.

Long-term debt is predominately denominated in Won, U.S. dollars or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Inter-Bank Offered Rate, which are reset on a monthly, semi-annual or quarterly basis, or the monthly Public Fund Prime Rate published by the Korean government. The weighted-average interest rate for long-term debt was 6.51%, 5.82% and 5.43% as of December 31, 2002, 2003 and 2004, respectively.

Bonds with warrants

The Holding Company issued bonds with detachable stock warrants on July 16, 2001. The coupon rate on the bonds with warrants was 5%. The warrant was exercisable from three months following the issuance date.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The Holding Company was obligated to issue new common shares upon the requests of the bondholders. The exercise price was 5,000 Won and the warrants were valid from October 17, 2002 to June 16, 2003. The market values of the debt securities and the detachable stock warrants, net of issuance costs and discounts, were 64,724 million Won and 1,163 million Won as of July 16, 2001, respectively. The market value of the detachable stock warrants at the time of issuance was accounted for as additional paid in capital. 8,979,716 out of 13,335,904 warrants originally granted were outstanding and out-of-the-money as of December 31, 2002. In 2003, all remaining detachable stock warrants issued by the Holding Company were either exercised or expired and the bonds were redeemed and, thus, no stock warrants were outstanding as of December 31, 2003 and 2004.

In 1999, Woori Bank, Kyongnam Bank, and Kwangju Bank issued outstanding bonds with warrants. Common stocks of these bank subsidiaries are to be issued upon the exercise of the warrants. The exercise prices ranged from 118,483 Won to 150,602 Won per share as of December 31, 2003. No proceeds were either allocated to or accounted for the value of stock warrant because the quoted market price per share was substantially lower than the exercise price. 3,699,041 out of 5,287,761 warrants originally granted were outstanding and out-of-the-money as of December 31, 2003. In 2004, all remaining stock warrants issued by the bank subsidiaries expired and the bonds were redeemed and, thus, no stock warrants were outstanding as of December 31, 2004.

Debt maturity schedule

The combined aggregate amount of contractual maturities of all long-term debt as of December 31, 2004 was as follows:

Korean Won (in millions)
Due in 2005	3,174,771
Due in 2006	3,205,287
Due in 2007	1,578,309
Due in 2008	2,039,059
Due in 2009	1,109,156
Thereafter	4,595,989

Gross long-term debt	15,702,571
Less: Discount	(40,966)

15,661,605

Convertible debentures

In accordance with the Convertible Bond Purchase Agreement (the “Agreement”) between the Company and Lehman Brothers Holdings Inc. (“Lehman”), which is a binding part of the Joint Venture Master Agreement by and between the Company and Lehman, the Company shall issue and sell to Lehman maximum aggregated amounts of US$ 250 million of a series of zero coupon convertible debentures on the closing of each sale of loans to a joint venture special purpose vehicle (“JV SPV”), jointly owned by a subsidiary of the Company and a Lehman subsidiary. The Company’s investment in the JV SPV is included in investments in affiliates.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Convertible debentures in foreign currency were issued based on the Agreement and outstanding as of December 31, 2004 and their terms were as follows:

	Convertible Bond 6-1	Convertible Bond 6-2	Convertible Bond 6-5
Face value	US$ 36,000,000	US$ 16,000,000	US$ 1,000,000
Issue price	US$ 36,000,000	US$ 16,000,000	US$ 1,000,000
Coupon rate	Nil	Nil	Nil
Conversion price per share	7,313 Won	5,588 Won	7,228 Won
Conversion stock	Common stock	Common stock	Common stock
Conversion period	September 28, 2003 – August 27, 2005	December 21, 2003 – November 20, 2005	July 11, 2004 – June 10, 2006
Maturity	September 27, 2005	December 21, 2005	July 10, 2006
Conversion exchange rate per US$1	1,201.4 Won	1,215.8 Won	1,188.5 Won
Guaranteed return rate	2.925%	2.734%	2.034%
Redemption price at maturity if not converted	US$ 39,276,197	US$ 17,357,738	US$ 1,062,593

All of the convertible debentures, outstanding as of December 31, 2004 as listed above, were converted into common stock in February and March, 2005. The total number of common shares issued in connection with the conversions was 9,559,782 shares.

Certain convertible debentures in Won and foreign currency, which were issued based on the Agreement and outstanding as of December 31, 2003, were converted in 2004. Details of the conversion were as follows:

Conversion date	November 4, 2004	December 2, 2004	December 21, 2004
Convertible debenture series	Convertible Bond 6-3	Convertible Bond 6-3	Convertible Bond 6-4
Currency	Foreign currency	Foreign currency	Won currency
Converted by	Lehman Brothers International Europe	Lehman Brothers International Europe	Lehman Brothers International Europe
Number of common stock issued	666,301 shares	7,995,613 shares	3,717,472 shares
Conversion price per share	5,380 Won	5,380 Won	5,380 Won
Conversion exchange rate per US$1	1,194.9 Won	1,194.9 Won	—
Increase of capital stock	3,332 million Won	39,978 million Won	18,587 million Won
Increase of paid-in capital in excess of par value	334 million Won	4,101 million Won	2,451 million Won

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

21. Other Liabilities

Other liabilities as of December 31, 2002, 2003 and 2004 consisted of the following:

	Korean Won (in millions)
	2002	2003	2004
Accrued severance benefits	133,642	219,390	308,171
Allowance for losses on guarantees and acceptances	527,341	457,777	225,727
Allowance for KAMCO repurchase obligations	368,605	134,753	21,843
Accounts payable	332,067	186,165	127,692
Unearned income	137,488	100,309	92,313
Tax withholdings and income tax payable	69,030	71,973	76,895
Security deposits received	137,838	143,636	115,021
Due to agencies	387,393	590,466	702,635
Domestic exchange settlements credits	498,677	435,142	274,283
Foreign exchanges	349,275	393,685	277,296
Account for agency business	280,179	263,459	207,865
Other	333,674	221,082	431,825

Total	3,555,209	3,217,837	2,861,566

22. Minority Interest

Minority interest represents the equity for the remaining outstanding voting stock of subsidiaries not owned by the Company (see Note 40). The changes in minority interest in 2002, 2003 and 2004 consisted of minority interest in net income of subsidiaries, minority interest in changes in other comprehensive income of subsidiaries and changes in minority interest in Woori Securities Co., Ltd. due to changes in the ownership percentage of the Company.

23. Common Stock

Capital Stock

The Company has 2,400 million authorized shares of common stock with 5,000 Won par value, of which 796,455,558 shares were issued and 795,993,011 shares, net of 462,547 shares of treasury stock, were outstanding as of December 31, 2004. The Company’s common stock owned by the KDIC was 628,458,609 (78.91%, not considering the treasury stock) shares as of December 31, 2004.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The changes in the capital stock of the Company during the period from the date of incorporation to December 31, 2004 were as follows:

		Korean Won (in millions)
Description	Number of shares issued	Capital stock	Paid-in capital in excess of par value
Date of incorporation	727,458,609	3,637,293	—
Exercise of warrants during 2002	4,356,188	21,781	—
Issue of new shares on June 12, 2002	36,000,000	180,000	58,646

December 31, 2002	767,814,797	3,839,074	58,646
Exercise of warrants during 2003	7,690,113	38,451	—

December 31, 2003	775,504,910	3,877,525	58,646
Issue of new shares on June 18, 2004	8,571,262	42,856	13,064
Exercise of conversion rights during 2004	12,379,386	61,897	6,886

December 31, 2004	796,455,558	3,982,278	78,596

Treasury Stock

Treasury stock is recorded at cost.

The Korean Commercial Law requires companies involved in business combination transactions to obtain the approval of a company’s stockholders and to provide an opportunity for dissenting stockholders to exercise appraisal rights. Upon exercise of the appraisal rights, these companies would be required to purchase stock from those stockholders at a predetermined price.

Prior to the acquisition of the minority interests of Woori Securities Co., Ltd. by the Holding Company in 2004 (see Note 3), Woori Securities Co., Ltd. purchased 7,972,301 shares of its common stock from dissenting stockholders. These shares and other common stock previously purchased and held by Woori Securities Co., Ltd. as its treasury stock were exchanged for the Holding Company’s common stock at an exchange ratio of one common share of Woori Securities Co., Ltd. into 0.55 common share of the Holding Company, and became the Company’s treasury stock which totaled to 7,298,279 shares. Subsequently, the Company reissued 6,835,732 shares of its treasury stock and the treasury stock of the Company totaled to 462,547 shares as of December 31, 2004.

24. Additional Paid-in Capital

As discussed in Note 1, the amount (3,778,023 million Won) resulting from liabilities in excess of identified assets of the acquired banks has been classified as deficit equity and has been included in additional paid-in capital. The deficit equity was reduced by using the tax benefits resulting from the acquired entity’s deductible temporary differences and NOL carryforwards at the acquisition date.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

On December 29, 2000, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card Co., Ltd. (formerly Peace Bank) received an “order of elimination” of all existing shareholders from the FSC pursuant to the Law on Improvement of Structure of Financial Industry of the Republic of Korea and, accordingly, reduced their existing common stock to zero without the payment of consideration to the existing stockholders, effectively eliminating all existing shareholders, except for the consideration paid to certain shareholders who exercised dissenters’ rights against the capital reduction.

After the capital reduction, on December 29 through December 31, 2000, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card Co., Ltd. received 2,764,400 million Won, 259,000 million Won, 170,400 million Won and 273,000 million Won, respectively, from KDIC, in connection with the purchase by KDIC of newly issued shares of the banks. These amounts have been recorded as additional paid-in capital in the accompanying consolidated financial statements. During 2001, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card Co., Ltd. received 1,877,600 million Won, 94,000 million Won, 273,100 million Won and 338,900 million Won, respectively, from KDIC, as additional capital injection. These amounts have been recorded as additional paid-in capital in the accompanying consolidated financial statements.

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

Upon legal establishment of the Holding Company on March 27, 2001, 3,637,293 million Won of injected capital which had been classified as additional paid-in capital in connection with the purchase by KDIC of newly issued shares of the respective banks was transferred to common stock.

The capital injection was considered taxable income in Korea and was recorded net of the applicable tax effect. The tax benefit resulting from the recognition of pre-acquisition NOL carryforwards and deductible temporary differences has been reflected as a reduction of deficit equity.

The changes in additional paid-in capital in 2002, 2003 and 2004 consisted of the following:

	Korean Won (in millions)
	2002		2003		2004
	APIC	Deficit equity	APIC	Deficit equity	APIC	Deficit equity
Balance, beginning of year	6,428,630	(2,691,617)	6,488,088	(2,134,855)	6,514,855	(1,869,134)
Issuance of common stock	58,646	—	(574)	—	13,064	—
Exercise of conversion rights	—	—	—	—	6,886	—
Capital transactions of affiliates	677	—	25,955	—	2,372	—
Reduction of deficit equity relating to the use of pre-acquisition NOL carryforwards, etc.	—	556,762	—	265,721	—	299,987
Stock option costs	135	—	1,386	—	1,100	—
Reissuance of treasury stock	—	—	—	—	18,718	—

Balance, end of year	6,488,088	(2,134,855)	6,514,855	(1,869,134)	6,556,995	(1,569,147)

Total		4,353,233		4,645,721		4,987,848

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

25. Accumulated Deficit

Accumulated deficit consisted of the following as of December 31, 2002, 2003 and 2004:

	Korean Won (in millions)
	2002	2003	2004
Appropriated retained earnings:
Legal reserve	203,000	250,448	421,481
Other statutory reserves	16,579	18,242	16,516
Accumulated deficit	(4,482,674)	(5,261,381)	(3,172,883)

Total	(4,263,095)	(4,992,691)	(2,734,886)

The General Banking Act requires the Company to appropriate as a legal reserve an amount equal to a minimum of 10% of annual net income of each individual legal entity within the consolidated group of companies until such reserve equals 100% of its paid-in capital. Although the Company as a consolidated group has an aggregate accumulated deficit, a legal reserve has been recorded related to consolidated subsidiaries which have recorded net income in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). This reserve is not available for payment of cash dividends but may be transferred to capital stock or used to reduce an accumulated deficit, if any, by an appropriate resolution of the Company’s board of directors.

The Company’s branches in Japan and in Vietnam are required to appropriate a statutory reserve. This reserve, included in the other statutory reserves, is used only to reduce any accumulated deficit related to the branches in Japan and Vietnam.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

26. Components of Accumulated Other Comprehensive Income (Loss)

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2002, 2003 and 2004, the non-owner equity changes are composed of foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Below are the components of accumulated other comprehensive income (loss) and the related tax effects allocated to each component for the years ended December 31, 2002, 2003 and 2004.

	Korean Won (in millions)
	Foreign currency translation adjustments	Unrealized holding gains on investments	Accumulated other comprehensive income
Balance, January 1, 2002	(4,045)	214,507	210,462

Foreign currency translation adjustments, net of tax expense of 449 million Won	1,062	—	1,062
Net unrealized holding gains arising on available-for-sale securities, net of tax expense of 20,172 million Won	—	47,749	47,749
Reclassification adjustment for losses included in net income, net of tax benefit of 97,637 million Won	—	(231,108)	(231,108)

Current period change	1,062	(183,359)	(182,297)

Balance, December 31, 2002	(2,983)	31,148	28,165

Foreign currency translation adjustments, net of tax expense of 701 million Won	1,911	—	1,911
Net unrealized holding losses arising on available-for-sale securities, net of tax benefit of 8,310 million Won	—	(22,656)	(22,656)
Reclassification adjustment for gains included in net income, net of tax expense of 43,275 million Won	—	117,979	117,979

Current period change	1,911	95,323	97,234

Balance, December 31, 2003	(1,072)	126,471	125,399

Foreign currency translation adjustments, net of tax benefit of 6,479 million Won	(17,082)	—	(17,082)
Net unrealized holding gains arising on available-for-sale securities, net of tax expense of 68,885 million Won	—	181,607	181,607
Reclassification adjustment for losses included in net income, net of tax benefit of 21,751 million Won	—	(57,344)	(57,344)

Current period change	(17,082)	124,263	107,181

Balance, December 31, 2004	(18,154)	250,734	232,580

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

27. Non-Interest Income

The components of non-interest income for the years ended December 31, 2002, 2003 and 2004 were as follows:

	Korean Won (in millions)
	2002	2003	2004
Trust fees, net	61,662	45,404	39,508
Fees and commission income
From credit cards	576,322	465,409	304,816
From currency transfers	445,097	463,497	482,623
From letters of credit	52,358	63,215	66,517
Other	31,270	94,689	224,558

Sub total	1,105,047	1,086,810	1,078,514

Trading revenue (loss), net
Debt securities	104,634	(45,532)	107,069
Equity securities	(38,667)	(6,826)	11,048
Beneficiary certificates	15,111	9,391	6,151
Foreign exchange contracts	115,811	221,200	234,914
Derivative instruments	68,317	(66,869)	76,625

Sub total	265,206	111,364	435,807

Investment securities gain (loss), net (1)
Debt securities	88,798	(115,731)	(22,677)
Equity securities	(90,208)	(11,379)	107,277
Beneficiary certificates	36,025	44,315	43,341

Sub total	34,615	(82,795)	127,941

Other non-interest income
Gain on disposal of premises and equipment	44,816	18,451	20,064
Gain on sales of loans	126,368	69,334	1,059
Other	146,852	186,330	250,064

Sub total	318,036	274,115	271,187

Total non-interest income	1,784,566	1,434,898	1,952,957

(1)	Impairment losses on investment securities for the years ended December 31, 2002, 2003 and 2004 were 248,909 million Won, 209,370 million Won and 130,036 million Won, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

28. Non-Interest Expense

The components of non-interest expense for the years ended December 31, 2002, 2003 and 2004 were as follows:

	Korean Won (in millions)
	2002	2003	2004
Salaries and employee benefits
Salaries and other benefits	631,577	770,756	867,686
Provision for accrued severance benefits	90,368	94,661	110,699

Sub total	721,945	865,417	978,385

Depreciation and amortization
Depreciation on premises and equipment	111,621	187,796	196,225
Amortization on intangible assets	116,136	78,328	72,010

Sub total	227,757	266,124	268,235

Other administrative expenses	840,505	742,191	778,034

Fees and commissions
Paid on remittances and collections	259,343	211,226	129,525
Paid on letters of credit	12,751	11,806	14,050
Paid on credit cards	181,613	112,650	98,976

Sub total	453,707	335,682	242,551

Other non-interest expense
Loss on disposal of premises and equipment	26,715	1,933	6,929
Loss on sales of loans	68,078	29,540	12,657
Other	240,710	395,545	522,553

Sub total	335,503	427,018	542,139

Total non-interest expense	2,579,417	2,636,432	2,809,344

Other administrative expenses consist mainly of rent, outside service fees, and advertisement.

29. Discontinued Operations

Hanvit Leasing & Finance Co., Ltd. and its subsidiaries

On June 4, 2002, Hanil Bakrie, a subsidiary of Hanvit Leasing & Finance Co., Ltd., was sold to a third party and on December 27, 2002, Hanvit Leasing & Finance Co., Ltd. and its other subsidiaries, Hanil Lease HK and CBK Leasing HK were sold to Lone Star Fund IV., L.P. Hanvit Leasing & Finance Co., Ltd. was a component of Woori Bank business segment and management of Woori Bank committed to a plan to dispose of Hanvit Leasing & Finance Co., Ltd. and its subsidiaries as a business-restructuring plan. Under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires the reclassification of the assets and liabilities to be disposed of as held for sale, total assets and liabilities of Hanvit Leasing & Finance Co., Ltd. and its subsidiaries as of December 31, 2001 were presented as held for sale and the sale in 2002 was accounted for as discontinued operations. Total assets of Hanvit Leasing & Finance Co., Ltd. and its subsidiaries were 933,842 million Won and total liabilities were 1,348,942 million Won as of December 31, 2001, respectively. These assets and liabilities were reclassified as assets held for sale and liabilities held for sale. Operating revenues of

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Hanvit Leasing & Finance Co., Ltd. and its subsidiaries in 2001 were 234,173 million Won. With respect to the disposal of Hanvit Leasing & Finance Co., Ltd. and its subsidiaries, 928,748 million Won of the results from operations of Hanvit Leasing & Finance Co., Ltd. and its subsidiaries in 2002 were presented as income from operations of discontinued components and 96,019 million Won of disposal gain were presented as gain on disposal of discontinued components in the consolidated income statements. The disposal gain represents the excess of the sales proceeds of 118,716 million Won over the net book value of the net assets of 22,697 million Won of the sold operations (assets of 534,390 million Won and liabilities of 511,693 million Won).

Central Telecom Capital Corp.

On December 12, 2002, Woori Investment Bank entered into an agreement to sell all shares of Central Telecom Capital Corp., a subsidiary of Woori Investment Bank, to KT Solutions Co., Ltd. Under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” 273,389 million Won and 186,327 million Won of assets were reclassified as assets held for sale as of December 31, 2001 and 2002, respectively, and 235,336 million Won and 151,846 million Won of liabilities were reclassified as liabilities held for sale as of December 31, 2001 and 2002, respectively. Operating revenues in 2001 and 2002 were 114,274 million Won and 101,690 million Won, respectively. 3,278 million Won of operating results of Central Telecom Capital Corp. for the period ended December 31, 2002 was presented as income from operations of discontinued components. Also, 6,725 million Won of the difference between the carrying value and the fair value of Central Telecom Capital Corp. was recognized as loss on disposal of discontinued components for the period ended December 31, 2002.

30. Stock Options

On December 4, 2002, the Company granted stock options to 62 directors of the Holding Company and its subsidiaries. The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum 6,800 Won per share). The cross-volatility between the Company’s stock price and the Korean banking industry index was applied in the fair valuation of 60 percent of the total number of stock options granted. For the remaining 40 percent of the total number of stock options granted, of which the exercise price is 6,800 Won per share, the number of stock options to be vested was dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total assets ratio by 15%, 15% and 10%, respectively. As of December 31, 2004, all of these three performance targets were met and 40 percent of the total number of stock options granted was vested. The stock options are exercisable during a three-year period beginning after three years from the grant date. If the stock options are exercised, the Company has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

The summary of stock options granted to management of the Holding Company and its subsidiaries as of December 31, 2004 is summarized as follows:

Description	The Holding Company	Subsidiaries	Total
Outstanding stock options	405,000 shares	855,000 shares	1,260,000 shares
Type	Share issue or balance compensation	Share issue or balance compensation
Valuation method	Fair value approach	Fair value approach

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The Company estimated stock option costs using the Black-Scholes Pricing Model at the grant date and the details are summarized as follows:

Description	Application
Discount rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 4, 2002
Expected exercising period	4.5 year (average holding period)
Expected dividend income ratio	0%
Expected forfeiture ratio	0%
Expected volatility of stock price	61.71%, which is the annualized standard deviation of expected stock investment yield based on continuous compounded method
Cross-volatility of the Korean banking industry index and the Company’s stock	62.66%, which is the annualized standard deviation of expected stock investment yield based on continuous compounded method
Exercise price	6,800 Won per share
Fair value of the indexed stock option (60%)	2,106 Won per share
Fair value of the performance based stock option (40%)	2,257 Won per share

The stock option costs are summarized as follows:

	Korean Won (in millions)
Description	Indexed stock options	Performance based stock options	Total
Total stock option costs	1,528	1,093	2,621
Recorded before 2004	1,014	507	1,521
Recorded in 2004	514	586	1,100
To be recorded after 2004	—	—	—

The stock options outstanding as of December 31, 2002, 2003 and 2004 were as follows:

	2002				2003			2004
Description	Number of stock options		Weighted average exercise price per share (Won)		Number of stock options		Weighted average exercise price per share (Won)	Number of stock options		Weighted average exercise price per share (Won)
Stock options outstanding, beginning of year	—		—		1,560,000		6,800	1,350,000		6,800
Granted	1,560,000	(1)	6,800	(1)	—		—	—		—
Exercised	—		—		—		—	—		—
Cancelled	—		—		(210,000	)(2)	6,800	(90,000	)(2)	6,800
Forfeited	—		—		—		—	—		—

Stock options outstanding, end of year	1,560,000		6,800		1,350,000		6,800	1,260,000	(3)	6,800

Exercisable at year end	—		—		—		—	—		—
Weighted average fair value at grant date	—		2,166		—		—	—		—

(1)	The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum 6,800 Won per share).
(2)	Options which were given to the subsidiaries’ officers who retired in 2003 and 2004 were cancelled by the resolution of the board of directors of the Company in 2003 and 2004, respectively.
(3)	The weighted average remaining contractual life of the stock options outstanding as of December 31, 2004 is 4 years.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

31. Regulatory Requirements

Capital ratio

In conformity with the Financial Supervisory Service (“FSS”) and Basel Committee on Banking Regulations and Supervisory Practices/Bank for International Settlements (“BIS”) Guidelines, each of the Holding Company’s bank subsidiaries applied BIS risk-adjusted capital ratios to evaluate its capital adequacy. Total capital consists of two tiers of capital. Tier 1 Capital includes common shareholders’ equity, retained profits, legal reserves, and minority interest, less intangible assets and other adjustments. Tier 2 Capital consists of the allowance for credit losses up to 1.25 percent of risk-weighted assets, limited amounts of subordinated debt, and other adjustments. Banking organizations engaged in international banking are required to maintain a minimum 8% total risk-based capital ratio, the ratio of total risk-adjusted capital divided by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%. The capital ratios are calculated based on each bank subsidiary’s consolidated balance sheets prepared in accordance with Korean GAAP. In the event any bank did not maintain a consolidated BIS ratio of 8%, it is subject to corrective actions recommended by the FSS based on the actual financial position and capital ratio. Continued non-compliance with these standards could potentially result in the closure of non-compliant banks.

Management of the Company believes that as of December 31, 2004, each bank subsidiary meets all capital adequacy requirements to which it is subject. Events beyond management’s control, such as fluctuations in interest rates or a downturn in the economy in areas in which the bank subsidiaries’ loans or securities are concentrated, could adversely affect future earnings and consequently, each bank subsidiary’s ability to meet its future capital requirements.

The following capital ratios are calculated in accordance with the FSS guidelines, which are materially consistent with BIS guidelines, and each of the bank subsidiaries’ consolidated financial statements prepared in accordance with Korean GAAP, which may vary in certain significant respects from U.S. GAAP, as of December 31:

	Korean Won (in millions)
	2002
	Woori Bank (1)	Kyongnam Bank	Kwangju Bank
Tier 1 Capital	3,976,348	411,834	268,470
Tier 2 Capital	2,918,984	220,102	252,685
Less: Investment in non-consolidated equity investees (2)	(43,156)	(2,739)	—

Total risk-adjusted capital	6,852,176	629,197	521,155

Total risk-weighted assets	58,288,243	5,549,141	4,726,583

Tier 1 capital ratio	6.82%	7.42%	5.68%
Tier 2 capital ratio	5.01%	3.97%	5.35%
Total risk-based capital ratio	11.76%	11.34%	11.03%

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Korean Won (in millions)
	2003
	Woori Bank	Kyongnam Bank	Kwangju Bank
Tier 1 Capital	4,769,574	454,653	315,755
Tier 2 Capital	3,123,707	235,366	229,864
Less: Investment in non-consolidated equity investees (2)	(42,199)	(2,844)	—

Total risk-adjusted capital	7,851,082	687,175	545,619

Total risk-weighted assets	69,582,498	5,879,102	5,090,368

Tier 1 capital ratio	6.85%	7.73%	6.20%
Tier 2 capital ratio	4.49%	4.00%	4.52%
Total risk-based capital ratio	11.28%	11.69%	10.72%

	Korean Won (in millions)
	2004
	Woori Bank	Kyongnam Bank	Kwangju Bank
Tier 1 Capital	5,952,733	535,590	392,466
Tier 2 Capital	3,386,139	196,951	276,235
Less: Investment in non-consolidated equity investees (2)	(44,863)	(3,467)	—

Total risk-adjusted capital	9,294,009	729,074	668,701

Total risk-weighted assets	74,477,162	6,429,313	5,664,441

Tier 1 capital ratio	7.99%	8.33%	6.93%
Tier 2 capital ratio	4.55%	3.06%	4.88%
Total risk-based capital ratio	12.48%	11.34%	11.81%

(1)	Adjusted for the merger of Woori Investment Bank as of July 31, 2003.
(2)	Investment in non-consolidated equity investees engaged in banking and financial activities are deducted from total capital, but not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.

Effectively January 1, 2002, in addition to the existing capital ratio calculations, certain banks in Korea are required to report to the FSS an alternative set of capital ratios, taking into account market risk from equity securities, foreign exchange and derivative instruments. Among the Holding Company’s bank subsidiaries, Woori Bank is subject to the new reporting requirements, which are covered under the same existing minimum capital adequacy ratios.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Capital ratios of Woori Bank in accordance with the new reporting requirements and Woori Bank’s consolidated financial statements prepared in accordance with Korean GAAP, which may vary in certain significant respects from U.S. GAAP, as of December 31, 2002, 2003 and 2004 were as follows:

	Korean Won (in millions)
	2002 (1)	2003	2004
Tier 1 Capital	3,976,348	4,769,574	5,952,733
Tier 2 Capital (2)	2,875,828	3,081,508	3,341,276

Total risk-adjusted capital	6,852,176	7,851,082	9,294,009

Risk-weighted assets for credit risk	57,723,592	68,613,534	72,915,453
Risk-weighted assets for market risk	921,990	1,304,213	3,262,700

Total risk-weighted assets	58,645,582	69,917,747	76,178,153

Tier 1 capital ratio	6.78%	6.82%	7.81%
Tier 2 capital ratio	4.90%	4.41%	4.39%
Total risk-based capital ratio	11.68%	11.23%	12.20%

(1)	Adjusted for the merger of Woori Investment Bank, which incurred as of July 31, 2003.
(2)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from Tier 2 pursuant to the guidelines of the FSS.

The General Banking Act provides for a minimum paid-in capital of 100 billion Won for nationwide banks and 25 billion Won for regional banks.

Memoranda of Understanding between KDIC and Woori Subsidiaries

As a condition of the capital contributions and injections that were executed and made by KDIC into Woori Subsidiaries, each of Woori Subsidiaries entered into an Execution of Business Normalization Plan Memorandum of Understanding (“MOU”) with KDIC which also includes a business normalization plan, “required execution matters” and letter of undertaking as attachments. In the case of Woori Bank, the MOU entered into on December 30, 2000, superseded an MOU which was originally entered into with the FSC and KDIC on January 22, 1999. With the exception of specific targets set forth therein, the terms and conditions of the Execution of Business Normalization Plan MOU that applies to each subsidiary are substantially identical and primarily deal with each subsidiary’s obligations to implement its business normalization plan, which is a two-year plan renewed every two years until the MOU terminates, that was prepared by each subsidiary and approved by KDIC. Among Woori Subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank were subject to MOUs entered into with KDIC as of December 31, 2004. Woori Investment Bank and Woori Credit Card Co., Ltd., which had formerly entered into MOUs with KDIC, were merged into Woori Bank in 2003 and 2004, respectively, and the targets set forth in the MOU applying to Woori Bank were adjusted accordingly to reflect such mergers.

In the event that KDIC determines that a subsidiary has failed to implement its business normalization plan or to meet financial ratio targets, KDIC may impose sanctions on directors as well as employees ranging from warnings and reduction of wages to suspension or termination of employment. KDIC may also order the subsidiary, among other things, to increase or reduce its capital or dispose of its assets, to downsize, dispose, acquire or consolidate branches or subsidiaries, to suspend or transfer a part of its operations, or to order a merger or inclusion in a holding company. In addition, Woori Subsidiaries subject to MOUs entered into with KDIC are required to take all actions necessary (including making dividend payments) to enable the Holding

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Company to return to KDIC such public funds injected by KDIC into Woori Subsidiaries to the extent that such actions would not cause a materially adverse effect on the normalization of their business operations as contemplated by the MOUs. Management has considered these terms of the MOUs and believes that the conditions which would result in the return to KDIC of such public funds is solely within the control of the Holding Company and therefore, capital contributions from KDIC are reflected as permanent equity in the accompanying financial statements. Each of the MOUs also provides a termination clause under which the MOU is terminated upon KDIC losing its status as the largest shareholder of the Holding Company.

Each of Woori Subsidiaries subject to MOUs entered into with KDIC prepared a two-year business normalization plan that was approved by KDIC, which includes profitability and financial ratio targets, recapitalization goals and deadlines, econometric models, plans to dispose of their total credits classified as substandard or below (“NPLs”), cost reduction initiatives (disposal of low return-generating fixed assets, downsizing, and others), future management and business strategies (integration, risk management, compliance, and others) and other restructuring plans. The “required execution matters” set forth the following six financial ratio targets for each quarter of 2003 and 2004 that need to be met by Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card Co., Ltd., which was merged into Woori Bank on March 31, 2004, which comprises the capital adequacy ratio, return on total assets, expense to revenue ratio (administrative and general expenses/adjusted operating income), operating income per employee (adjusted operating income/number of employees), NPL ratio (total credits classified as substandard or below/total credits) and net NPL ratio (total credits classified as substandard or below net of allowances for possible loan losses/total credits net of allowances for possible loan losses). As of June 30, 2004, Woori Bank failed to meet target operating income per employee. Accordingly, upon a notification from the KDIC, Woori Bank devised and reported to the KDIC a plan to meet target operating income per employee, which included an analysis of its productivity, profitability, efficiency and human resource management and the plan was approved by the KDIC. As of December 31, 2004, all of Woori Subsidiaries subject to MOUs entered into with KDIC met all the financial ratio targets set forth in the MOUs.

MOU between KDIC and the Holding Company

To allow the Holding Company to establish a clear management plan and effect that plan in order to ensure return of the public funds to KDIC, the Holding Company entered into an Execution of Business Plan MOU with KDIC on July 2, 2001, which also includes a business plan, financial ratio targets and a letter of undertaking as attachments.

Article 6 of this MOU requires the Holding Company to enter into separate MOUs with each of Woori Subsidiaries and sets forth the terms that need to be included therein such as the respective roles of the Holding Company and Woori Subsidiaries, the execution plan of Woori Subsidiaries, and the financial and non-financial targets as well as management strategies of each of Woori Subsidiaries. In the event that KDIC determines that the Holding Company has failed to perform its obligations under the MOU between KDIC and the Holding Company, KDIC may impose sanctions on directors as well as employees of the Holding Company ranging from warnings and reduction of wages to suspension or termination of employment. If necessary, KDIC may also order the Holding Company to take remedial measures against Woori Subsidiaries. In addition, under its MOU with KDIC, the Holding Company is required to take all actions necessary (including making dividend payments and share buybacks) to return to KDIC such public funds injected by KDIC into the Company to the extent that such actions would not cause a materially adverse effect on the normalization of the Holding Company’s business operations as contemplated by the MOU. The MOU is terminated upon KDIC losing its status as the largest shareholder of the Holding Company.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The Holding Company prepared a two-year business plan that was approved by KDIC, which sets forth the basis for the Holding Company to manage the normalization and integration of its subsidiaries’ operations as well as return of the public funds that have been injected into its subsidiaries. As stated above, the MOU sets financial ratio targets for 2003 and 2004 that need to be met by the Holding Company, which are the capital ratio, return on total assets, expense to revenue ratio, operating income per employee, the Holding Company expense ratio (the Holding Company’s expenses/adjusted operating income of Woori Subsidiaries) and NPL ratio. The Holding Company failed to meet three of the financial ratio targets as of June 30, 2004; return on total assets, expense to revenue ratio, and operating income per employee. The KDIC notified the Holding Company that it must not improve fringe benefits for employees, which increase expenses including salaries, and must devise and report to the KDIC a plan to meet those three financial ratio targets. Accordingly, the Holding Company submitted a plan to the KDIC and the plan was approved by the KDIC. As of December 31, 2004, the Holding Company met all the financial ratio targets set forth in the MOU.

MOUs between the Holding Company and each of Woori Subsidiaries

As required under Article 6 of the Execution of Business Plan MOU entered into between KDIC and the Holding Company on July 2, 2001, the Holding Company entered into a Management of Execution of Business Plan MOU with each Woori Subsidiary in July 2001, which also includes financial ratio targets and a business initiative plan. With the exception of various financial ratio targets specific to each Woori Subsidiary, the terms and conditions of the Management of Execution of Business Plan MOU that apply to each Woori Subsidiary are substantially identical and primarily aim to define the respective roles of the Holding Company and each Woori Subsidiary within the Company, and the scope of the Holding Company’s rights vis-à-vis each Woori Subsidiary and obligations of each Woori Subsidiary vis-à-vis the Holding Company. These include each Woori Subsidiary’s obligations to implement its execution plan, which consists of the financial ratio targets, the business initiative plan and other matters, which may be required by the Holding Company from time to time. Among Woori Subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank were subject to MOUs entered into with the Holding Company as of December 31, 2004. Woori Investment Bank and Woori Credit Card Co., Ltd., which had formerly entered into MOUs with the Holding Company, were merged into Woori Bank in 2003 and 2004, respectively, and the targets set forth in the MOU applying to Woori Bank were adjusted accordingly to reflect such mergers.

Under each of the MOUs, the Holding Company’s role within the Company includes supervising the implementation of the Company’s overall management policies and business strategies, determination of the business targets for each Woori Subsidiary that are required in order for the Company to achieve its business targets, consultation with each Woori Subsidiary with respect to its business plans, budgets, dividend policy and capital increases, and evaluation of the management performance of each Woori Subsidiary and determining management compensation. On the other hand, each Woori Subsidiary’s role within the Company includes execution of the business targets set by the Holding Company, consultation with the Holding Company with respect to important management decisions, development of a restructuring execution plan and cooperation with respect to payment of consulting fees incurred in the course of developing business strategies.

If the Holding Company determines that a Woori Subsidiary subject to an MOU entered with the Holding Company has failed to perform its obligations under its MOU, the Holding Company may impose sanctions on directors ranging from warnings and reduction of wages to suspension or termination of employment. Each of the MOUs also provides a termination clause under which the MOU terminates upon the relevant Woori Subsidiary losing its status as a subsidiary of the Holding Company under the Financial Holding Company Act. In the event that the Execution of Business Plan MOU between KDIC and the Holding Company is terminated as a result of KDIC losing its status as the largest shareholder of the Holding Company, these MOUs between the Holding

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Company and Woori Subsidiaries will not terminate so long as the relevant Woori Subsidiary continues to be a subsidiary of the Holding Company under the Financial Holding Company Act. However, these MOUs between the Holding Company and Woori Subsidiaries will terminate if both parties agree. The specified financial ratio targets for 2003 and 2004 that need to be met by Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card Co., Ltd., which was merged into Woori Bank on March 31, 2004, are identical to the financial ratio targets provided for in the Execution of Business Normalization Plan MOU that each of them entered into with KDIC. As of June 30, 2004, Woori Bank failed to meet target operating income per employee. Accordingly, upon a notification from the Holding Company, Woori Bank devised and reported to the Holding Company a plan to meet target operating income per employee, which included an analysis of its productivity, profitability, efficiency and human resource management and the plan was approved by the Holding Company. As of December 31, 2004, all of Woori Subsidiaries subject to MOUs entered into with the Holding Company met all the financial ratio targets set forth in the MOUs.

32. Income Tax

The components of income tax expense (benefit) for the years ended December 31, 2002, 2003 and 2004 were as follows:

	Korean Won (in millions)
	2002	2003	2004
Current:
Domestic	18,907	11,297	118,956
Foreign	14,065	12,693	10,671

Sub total	32,972	23,990	129,627

Deferred:
Domestic	344,314	229,576	(521,458)
Foreign	(13,795)	478	(324)

Sub total	330,519	230,054	(521,782)

Total income tax expense (benefit)	363,491	254,044	(392,155)

The tax effects of unrealized gains and losses on available-for-sale securities and foreign currency translation are recorded directly in stockholders’ equity as a component of accumulated other comprehensive income.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Income tax is calculated for each individual entity in the Company. As a result, losses incurred by subsidiaries cannot be offset against profits earned by any other profitable company. The tax on the operating profit differs from the theoretical amount that would arise at the basic tax rate of the home country of the parent as follows:

	Korean Won (in millions)
	2002	2003	2004
Income (loss) before income taxes	665,395	(414,286)	1,881,746

Tax calculated at statutory tax rate	197,622	(123,043)	558,879
Income not taxable for tax purposes	(27,641)	(17,961)	(42,738)
Expense not deductible for tax purposes	52,251	9,423	88,538
Increase (decrease) in valuation allowance for NOL carryforwards	148,038	395,311	(1,023,294)
Other	(6,779)	(9,686)	26,460

Income tax expense (benefit)	363,491	254,044	(392,155)

The tax effects of temporary differences and NOL that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2002, 2003 and 2004 are as follows:

	Korean Won (in millions)
	2002	2003	2004
Deferred tax assets:
Allowance for loan losses	183,913	437,292	234,434
Allowance for guarantees and acceptances	130,373	102,240	50,351
Valuation of trading securities	2,304	1,570	2,205
Valuation of investment securities	848,753	588,702	566,660
Derivatives valuation	36,921	16,239	335,950
Premises and equipment	55,845	44,244	24,588
Other temporary differences	144,851	92,438	77,329
NOL	1,592,500	992,130	665,707

Gross deferred tax assets	2,995,460	2,274,855	1,957,224
Less: Valuation allowance	(2,788,623)	(2,052,565)	(603,838)

Deferred tax assets	206,837	222,290	1,353,386

Deferred tax liabilities:
Interest income accrual	(75,482)	(75,547)	(37,311)
Valuation of trading securities	(2,237)	(15,987)	(70,660)
Valuation of investment securities	(35,627)	(51,614)	(28,540)
Derivatives valuation	(51,755)	(24,583)	(317,968)
Other temporary differences	(29,837)	(6,994)	(22,112)

Deferred tax liabilities excluding other comprehensive income related deferred tax liabilities	(194,938)	(174,725)	(476,591)

Other comprehensive income related deferred tax liabilities	(11,899)	(47,565)	(88,220)

Gross deferred tax liabilities	(206,837)	(222,290)	(564,811)

Net deferred tax assets	—	—	788,575

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The changes of valuation allowance in 2002, 2003 and 2004 are as follows:

	Korean Won (in millions)
	2002	2003		2004
Beginning of the year	3,197,347	2,788,623		2,052,565

Affecting deficit equity:
From continuing operations	(253,430)	(265,721)		(299,987)
From discontinued operations	(303,332)	—		—
Affecting core deposit intangible:	—			(15,965)
Extinguishment of NOL carryforwards	—	(701,443	)(1)	(109,481	)(1)
Change in statutory tax rate	—	(164,205	)(2)	—
Affecting income tax expenses:	148,038	395,311		(1,023,294)

End of the year	2,788,623	2,052,565		603,838

(1)	Extinguishment of NOL carryforwards of Woori Investment Bank and Woori Credit Card Co., Ltd. due to their merger into Woori Bank in 2003 and in 2004, respectively (see Notes 1 and 41) and expiration of NOL carryforwards of certain subsidiaries in 2003
(2)	Statutory tax rate for income earned after December 31, 2004 is enacted to change to 27.5% from the current rate of 29.7%.

The Company established the valuation allowance in connection with four separate acquisitions of Woori Bank, Peace Bank (renamed Woori Credit Card Co., Ltd. and merged into Woori Bank), Kwangju Bank and Kyongnam Bank that occurred in 1998 and 2000.

The ability to utilize the deferred tax assets recorded in connection with these acquisitions is subject to a number of limitations. Among these limitations is the restriction that NOL carryforwards and other attributes can only be used against income generated by the acquired subsidiaries. Limitations are also placed on the amount of NOLs utilized during a specified period. The requirement that the Company file separate tax returns placed further limitations on the ability to utilize the deferred tax assets. The prior operating history of the four acquired entities did not provide adequate assurance to enable management to conclude at the time of the acquisition that it was more likely than not that the deferred tax assets would be realized.

During the years 2001 through 2004 to the extent that certain of the deferred tax assets were realized, the valuation allowances were reduced and recorded as a reduction of deficit equity (see Note 24). As of December 31, 2002 and 2003, management believed it was more likely than not that certain subsidiaries would not generate sufficient profits to offset their tax losses and temporary differences. The Company’s net deferred tax assets is based on the expectation of future taxable income and utilization of tax planning strategies. Based on these factors, management believes it is more likely than not that the Company will realize net deferred tax assets of 788,575 million Won as of December 31, 2004.

In 2004, based on management’s analysis, it was determined that most of the remaining valuation allowances were no longer needed. The tax benefits related to the reversal of the valuation allowance in connection with the acquisition of Woori Bank, due to the utilization of pre-acquisition NOL carryforwards and deductible temporary differences has been reflected as a reduction of deficit equity. Deficit equity and core deposit were credited to reverse valuation allowances established in connection with the acquisition of Kyongnam Bank. Deficit equity was credited to reverse valuation allowances established in connection with the acquisition of Kwangju Bank (see Note 24).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

As of December 31, 2004, the Company has NOL carryforwards totaling 2,420,753 million Won that expire from 2005 to 2009. The valuation allowance recorded by the Company at December 31, 2004 mostly represents the NOL carryforwards which are more likely than not to expire unutilized.

33. Earnings Per Share

EPS are calculated by dividing the net income (loss) applicable to common shares outstanding by the weighted average number of common shares deemed to be outstanding for the period. Diluted EPS is computed in a manner consistent with that of basic EPS while giving effect to all potentially dilutive common shares that were outstanding during the period, including stock options, bonds with detachable stock warrants and convertible debentures. Where the effect of this exercise or conversion would have been dilutive, net income available to common stockholders is adjusted by the applicable expenses on the potentially dilutive instruments. The adjusted net income is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilution resulting from the exercise of the Company’s stock options, bonds with detachable stock warrants and the conversion of convertible debentures.

In 2003, bonds with detachable stock warrants were excluded from the computation of diluted EPS due to their anti-dilutive effect since the average quoted prices of the Company in 2003 were lower than the exercise price of detachable stock warrants (see Note 20). In 2002, however, bonds with detachable stock warrants were included in the computation of diluted EPS. In 2002, 2003 and 2004, stock options were excluded from the computation of diluted EPS due to their anti-dilutive effect. Whereas convertible debentures were included in the computation of diluted EPS in 2002 and 2004, convertible debentures were excluded from the computation of diluted EPS in 2003 due to their anti-dilutive effect. The total number of potential shares to be issued as of December 31, 2004, assuming that all stock options were vested and exercised is 1,260,000 shares.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The following table is a summary of the computation of EPS for the years ended December 31, 2002, 2003 and 2004:

	Korean Won (In millions of Won, except per share amount)
	2002	2003	2004
Basic income (loss) per share:
Income (loss) from continuing operations	295,900	(672,334)	2,272,627
Income from discontinued operations	717,988	—	—
Extraordinary item	—	—	62,728

Net income (loss)	1,013,888	(672,334)	2,335,355

Weighted average number of common shares outstanding (shares in thousands)	749,383	771,724	778,167

Basic income (loss) per share from continuing operations	395	(871)	2,920

Basic income per share from discontinued operations	958	—	—

Basic income per share from extraordinary item	—	—	81

Basic net income (loss) per share	1,353	(871)	3,001

Diluted income (loss) per share:
Income (loss) from continuing operations	295,900	(672,334)	2,272,627
Plus: expense related to convertible debentures, net of tax	242	(178)	3,354

Income (loss) from continuing operations for purpose of computing diluted income per share	296,142	(672,512)	2,275,981
Income from discontinued operations	717,988	—	—
Extraordinary item	—	—	62,728

Net income (loss)	1,014,130	(672,512)	2,338,709

Weighted average number of common shares outstanding (shares in thousands)	749,383	771,724	778,167
Dilutive effect of convertible debentures (shares in thousands)	2,402	6,668	21,066
Dilutive effect of bonds with detachable stock warrants (shares in thousands)	—	—	—

Weighted average number of common shares outstanding – assuming dilution (shares in thousands)	751,785	778,392	799,233
Diluted income (loss) per share from continuing operations	394	(871)	2,848

Diluted income per share from discontinued operations	955	—	—

Diluted income per share from extraordinary item	—	—	78

Diluted net income (loss) per share	1,349	(871)	2,926

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

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

employee severance benefits to the National Pension Fund prior to April 1999. The Company has no additional liability once the amount has been contributed, thus the Company deducts contributions made to the National Pension Fund from accrued employee severance plan obligations.

The Company records the vested benefit obligation at the balance sheet date assuming all employees were to terminate their employment as of that date in accordance with EITF Issue No. 88-1, “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan.” Such vested benefit obligation is based on the severance payment due on termination as determined under Korean law and does not take into account future compensation increase or discount rate assumptions. The change in the vested benefit obligation during the year is recorded as the current year’s severance expense. The severance benefits program in the Republic of Korea is similar to a defined benefit plan in the United States. Generally, in the United States, plan assets are maintained by an independent trustee and therefore, the benefit obligation is recorded net of plan assets. In Korea, the Company makes deposits for severance payments with Korean insurance companies (see Note 5), however, such deposits do not meet the definition of “plan assets” as defined under U.S. GAAP and are, therefore, recorded in the financial statements of the Company.

Accrued employee severance plan obligations included in “Other liabilities” as of December 31, 2002, 2003 and 2004 were as follows:

	Korean Won (in millions)
	2002	2003	2004
Balance as of January 1,	44,399	134,116	219,826
Severance plan expense	90,368	94,661	110,699
Plan payments	(9,899)	(8,951)	(21,995)
Increase due to acquisitions	9,248	—	—

Balance as of December 31,	134,116	219,826	308,530
Contribution to national pension fund	(474)	(436)	(359)

	133,642	219,390	308,171

The Company expects to make the following future severance payments to its employees upon their normal retirement age:

Korean Won (in millions)
Expected payments in 2005	223
Expected payments in 2006	206
Expected payments in 2007	853
Expected payments in 2008	2,462
Expected payments in 2009	3,475
Expected payments from 2010 to 2014	38,977

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement dates. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance payment”). Such withdrawal was included in the amount of

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

plan payments. Total interim severance payments made by the Company were 1,030 million Won and 2,521 million Won in 2003 and 2004, respectively. The Company did not make any interim severance payments in 2002.

In addition to regular termination benefits, the Company paid special termination benefits of 14,835 million Won, 25,481 million Won and 21,095 million Won for the years ended December 31, 2002, 2003 and 2004, respectively, to 271 employees, 355 employees and 211 employees who accepted early retirement.

35. Fair Value of Financial Instruments

The fair value of financial instruments is defined as the value at which positions could be closed out or sold in a transaction with a willing and knowledgeable third party. Fair value is based on quoted market prices, where available. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. As a result, the fair values presented are estimates derived using present value or other valuation techniques and may not be indicative of net realizable value. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values. Certain financial instruments and all non-financial instruments are excluded from the scope of SFAS No.107, “Disclosures about Fair Value of Financial Instruments.” Accordingly, the fair value disclosures required by SFAS No.107 provide only a partial estimate of the fair value of the Company.

Fair values among financial institutions are not comparable due to the wide range of permitted valuation techniques and numerous estimates that must be made. This lack of objective valuation standards introduces a great degree of subjectivity to these derived or estimated fair values. Therefore, readers are cautioned in using this information for purposes of evaluating the financial condition of the Company in comparison with other financial institutions. The following section summarizes the methods and assumptions used by the Company, by financial instrument, in estimating fair value:

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

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

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

The estimated fair values of the Company’s financial instruments as of December 31, 2002, 2003 and 2004 were as follows:

	Korean Won (in millions)
	2002		2003		2004
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	2,852,186	2,852,186	2,550,538	2,550,538	2,311,350	2,311,350
Restricted cash	3,075,908	3,075,908	3,222,283	3,222,283	2,391,906	2,391,906
Interest-bearing deposits in other banks	1,826,170	1,826,170	1,640,210	1,640,210	990,100	990,100
Call loans and securities purchased under resale agreements	629,346	629,346	1,126,988	1,126,988	1,499,041	1,499,041
Trading assets	3,790,027	3,790,027	4,290,814	4,290,814	6,989,381	6,989,381
Available-for-sale securities	10,846,231	10,846,231	12,407,889	12,407,889	12,302,393	12,302,393
Held-to-maturity securities	9,959,256	10,447,615	9,801,533	10,143,290	8,406,260	8,763,901
Other investment assets	731,279	808,937	792,746	1,148,511	1,138,180	1,750,636
Loans, net	76,484,562	76,388,274	85,586,953	85,294,625	88,705,196	88,361,117
Due from customers on acceptances	461,154	461,154	420,859	420,859	337,599	337,599
Accrued interest and dividends receivable	671,808	671,808	746,765	746,765	557,700	557,700
Other assets – hedging derivatives	—	—	56,307	56,307	9,928	9,928

Financial liabilities:
Interest-bearing deposits	75,190,498	75,094,361	85,481,655	85,320,538	86,339,328	85,626,525
Non-interest bearing deposits	3,407,615	3,407,615	3,520,977	3,520,977	3,713,752	3,713,752
Call money	804,337	804,337	412,078	412,078	689,390	689,390
Trading liabilities	322,155	322,155	473,074	473,074	1,628,088	1,628,088
Acceptances outstanding	461,154	461,154	420,859	420,859	337,599	337,599
Other borrowed funds	11,325,515	11,325,515	9,345,210	9,345,210	9,114,759	9,114,759
Secured borrowings	4,755,524	4,827,857	4,321,289	4,198,905	2,352,312	2,370,796
Long-term debt	11,304,635	11,236,247	14,916,813	14,827,144	15,661,605	15,857,736
Accrued interest payable	1,528,160	1,528,160	1,617,963	1,617,963	1,713,276	1,713,276
Other liabilities – hedging derivatives	—	—	5,046	5,046	2,346	2,346

The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit and other lending commitments are immaterial to the financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

36. Derivative Financial Instruments and Hedging Activities

In the normal course of business, the Company enters into derivatives and foreign exchange contracts to meet the financing needs of its customers. The Company also uses derivative instruments in managing its own trading and asset-liability management exposures to fluctuations in interest rates and foreign exchange risks. The total notional amounts of the derivative contracts that the Company entered into as of December 31, 2002, 2003, and 2004, respectively, were as follows:

	Korean Won (in millions)
	2002	2003	2004
Interest rate derivatives	4,909,922	8,564,339	14,871,839
Foreign currency derivatives	6,280,526	17,467,735	35,686,145
Equity derivatives	125,860	973,985	1,790,177
Credit derivatives	120,040	107,802	83,504

	11,436,348	27,113,861	52,431,665

The combined aggregate notional amount by contractual maturities of the derivative contracts as of December 31, 2004 was as follows:

	Korean Won (in millions)
	Due in one year or less	Due after one year through five years	Due after five years	Total
Interest rate derivatives	6,545,958	6,090,439	2,235,442	14,871,839
Foreign currency derivatives	26,823,251	7,925,641	937,253	35,686,145
Equity derivatives	1,624,993	165,184	—	1,790,177
Credit derivatives	20,876	62,628	—	83,504

	35,015,078	14,243,892	3,172,695	52,431,665

The Company uses interest rate derivatives principally to manage exposure to interest rate risk. Pay fixed interest rate swaps are used to convert fixed rate assets, principally securities, into synthetic variable rate instruments. Receive fixed interest rate swaps contracts are used to convert fixed rate funding sources into synthetic variable rate funding instruments. Cross-currency interest rate swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. Cross-currency swaps are used by the Company to convert foreign currency denominated assets into floating rate U.S. dollar denominated assets.

The Company occasionally purchases or issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract. To the extent that the Company cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value on the balance sheet with changes in fair value reflected in earnings.

Derivative instruments may expose the Company to market risk or credit risk in excess of the amounts recorded on the balance sheet. Market risk arises due to market price, interest rate and foreign exchange rate fluctuations that may result in a decrease in the market value of a financial instrument and/or an increase in its funding cost. Exposure to market risk is managed through position limits and other controls and by entering into hedging transactions which result in economic hedges. Credit risk is the possibility that loss may occur from a

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

third party’s failure to perform according to the terms of the contract if the value of collateral held, if any, was not adequate to cover such losses. Credit risk is controlled through credit approvals, limits and monitoring procedures based on the same credit policies used for on-balance-sheet instruments. Generally, collateral or other security is not required. The amount of collateral obtained, if any, is based on the nature of the financial instrument and management’s credit evaluation of each counterparty.

The majority of the Company’s derivatives do not qualify as hedges pursuant to SFAS No. 133, except for certain derivatives entered into in 2003 and 2004 which qualify as fair value hedges under the short-cut method. Fair values of derivatives not qualifying for hedge accounting are reflected in “Trading assets” or “Trading liabilities” and any changes in fair values related to these derivatives transactions are reflected in “Trading revenue.” However, the fair values of derivatives qualifying for hedge accounting are included in “Other assets” or “Other liabilities” and the earnings impact of these fair value hedges and the change in fair value attributable to the risk being hedged for the hedged item are included in “Other non-interest income” or “Other non-interest expenses.” All qualifying fair value hedges meet the criteria under the short-cut method and, therefore, there are no gains or losses from these hedges’ ineffectiveness.

37. Commitments and Contingencies

Legal proceedings

In the normal course of business, the Company has been named as a defendant in various lawsuits as of December 31, 2004. Among the lawsuits in which the Company is a defendant, in October 2001 and October 2002, Hanvit Bank (since renamed Woori Bank), two other domestic banks, and others were named as defendants in three lawsuits alleging damages of US$880 million in the United States. The plaintiffs, Filler et al., Baker et al. and Stonington Partners, Inc. et al., alleged that the defendants aided and abetted Lernout & Hauspie Speech Products N.V. in the commission of an alleged fraud. The plaintiffs also alleged the defendants to be jointly liable for the losses arising from the Lernout & Hauspie Speech Products N.V.’s fraudulent financial statement presentation by aiding and assisting in such actions based on United States Securities Laws. Additionally, the plaintiffs filed claims under the Racketeer Influenced and Corrupt Organizations (“RICO”) Act, which could result in treble damages. In February and March 2003, the District Court of New York ruled in favor of Woori Bank (the successor to Hanvit Bank) with respect to all three lawsuits. In June 2003, the District Court of New York reinstated Woori Bank as a defendant due to a ruling in a related case. However, the court ruled that the plaintiffs could not claim damages under the RICO Act and the securities laws of the United States and subsequently dismissed the complaint without prejudice due to the lack of diversity and federal jurisdiction. In September 2003, the court also dismissed the common law fraud claims due to the lack of requisite specificity required for federal claims. The complaints were subsequently vacated by the court. In December 2003, amended complaints have been filed by the plaintiffs Filler et al. and Baker et al. at the New York Court of Appeals and are still in process. However, no further action has been taken by the plaintiff Stonington Partners, Inc. et al. The Company did not record any liability in relation with these lawsuits as of December 31, 2004. The Company has filed lawsuits asking for damages amounting to 519,991 million Won as of December 31, 2004.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Lease commitments

The Company leases certain office space and equipment under non-cancelable agreements. Future minimum rental commitments for non-cancelable leases as of December 31, 2004 were as follows:

	Korean Won (in millions)
	Capitalized leases	Operating leases
2005	24,477	56,768
2006	14,172	31,202
2007	5,351	24,885
2008	2,938	20,228
2009	3,516	18,275
2010 and thereafter	60	14,102

Total minimum lease payments	50,514	165,460

Amount representing interest	(3,840)

Present value of minimum lease payments	46,674

Total rental expense for the years ended December 31, 2002, 2003 and 2004 was 89,290 million Won, 105,785 million Won and 137,177 million Won, respectively.

In lieu of rent, certain lease agreements require the Company to advance a non-interest-bearing refundable deposit to the landlord for the landlord’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Company has recorded an equal amount of rent expense and interest income related to these leases of 41,111 million Won, 39,050 million Won and 36,521 million Won on deposit balances of 913,567 million Won, 976,239 million Won and 961,077 million Won for the years ended December 31, 2002, 2003 and 2004, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

Credit-related commitments

The Company is a party to credit related financial instruments with off-balance sheet risk in the normal course of business. The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees, which represent irrevocable assurances that the Company will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans. Cash requirements under guarantees are considerably less than those under commitments because the Company does not generally expect the third party to draw funds under the agreement.

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

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

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

Management computes specific and probable loss components for credit-related commitments. As of December 31, 2002, 2003 and 2004, the allowance for credit losses on credit-related commitments was 527,341 million Won, 457,777 million Won and 225,727 million Won, respectively, which is reported in “Other liabilities.”

As of December 31, 2002, 2003 and 2004, the financial instruments whose contract amounts represent credit risk to the Company were as follows:

	Korean Won (in millions)
	Contract Amount
	2002	2003	2004
Guarantees	1,758,877	1,666,126	1,275,871
Commercial letters of credit	2,798,432	3,136,744	2,911,244
Unused lines of credit:
Commercial	23,829,208	20,151,869	26,449,553
Credit cards	26,566,015	9,173,244	14,358,883
Consumer	4,600,445	4,716,446	4,822,731
Commitments to extend credit:
Original term to maturity of less than one year	—	175,600	31,100
Original term to maturity of more than one year	442,766	1,081,453	1,319,505

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2002, 2003 and 2004 were as follows:

	Korean Won (in millions)
	2002	2003	2004
Short-term and long-term deposits	663,023	236,686	234,992
Trading securities	423,252	58,227	43,119
Available-for-sale securities	501,288	960,322	1,783,396
Held-to-maturity securities	6,900,684	6,628,564	6,793,279
Other investment assets	—	—	—
Loans	3,822,179	2,224,745	459,458
Other assets	32,718	12,039	33,979

Total	12,343,144	10,120,583	9,348,223

Joint Venture Master Agreement on non-performing loans

On September 5, 2002, the Company entered into a Joint Venture Master Agreement with Lehman to co-manage certain non-performing loans. According to the agreement, the Company and Lehman agreed to jointly establish one or more new special purpose vehicles to purchase non-performing loans from the Company.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The agreement also includes Lehman or its affiliates acquiring 49% of the shares of Woori Capital Advisors Asset Management Co., Ltd. from Woori F&I Co., Ltd., a subsidiary of the Company, and purchasing up to US$250 million of convertible bonds issued by the Company. A total of 130,198 million Won of convertible debentures were issued in 2002 and 2003 under this agreement, and 63,483 million Won of these convertible debentures were outstanding as of December 31, 2004 (see Note 20).

Obligation under guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002.

The Company provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The table below summarizes all of the Company’s guarantees under FIN No. 45 at December 31, 2004. The maximum potential amount of future payments represents the notional amount that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

	Korean Won (in millions)
	Expire within one year	Expire after one year	Total	Maximum potential amount of future payment
Financial guarantees	320,295	103,488	423,783	423,783
Performance guarantees	820,054	32,034	852,088	852,088
Liquidity facilities to SPEs	1,198,410	—	1,198,410	1,198,410
Loans sold with recourse to KAMCO	—	44,012	44,012	44,012
Credit derivatives	20,876	62,628	83,504	83,504

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

The Company typically has recourse to recover from the customer any amounts paid under these guarantees; in addition, the Company may hold cash or other highly liquid collateral to support these guarantees. In relation with financial guarantees and performance guarantees, the Company has recognized unearned income amounting to 5,792 million Won as of December 31, 2004. Unearned income is included in other liabilities.

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines to SPEs. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Company has commitments to provide liquidity to

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

the SPEs in amounts up to 1,198,410 million Won at December 31, 2004. Although the Company did not sell assets to some of these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. The Company has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

Loans sold subject to repurchase obligation represent certain non-performing loans the Company sold to KAMCO prior to 2000. As of December 31, 2002, 2003 and 2004, the Company recorded a liability of 368,605 million Won, 134,753 million Won and 21,843 million Won, respectively, representing its estimated recourse obligation under the sales agreements.

The Company has entered into credit derivatives with unrelated parties for credit enhancement purposes. These derivatives are recorded on the balance sheet at fair value. These credit derivatives have an aggregate notional amount of 83,504 million Won, which represents the maximum potential amount of future payments on the contracts. As of December 31, 2004, the carrying amount of these derivatives amounted to 504 million Won, net of assets.

In the normal course of the Company’s business, indemnification clauses are often included in standard contractual terms with an assessment that risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected on the consolidated balance sheet as of December 31, 2002, 2003 and 2004 related to these indemnifications.

38. Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 97.52%, 97.70% and 97.64% of the Company’s loan portfolio as of December 31, 2002, 2003 and 2004, respectively. Investments in debt and equity securities of Korean entities comprised 96.41%, 97.83% and 97.54% of the Company’s investment portfolio as of December 31, 2002, 2003 and 2004, respectively.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The table below indicates major products including both on-balance sheet (principally loans) and off-balance sheet (principally unused lines of credit) exposures as of December 31:

	Korean Won (in millions)
	2002			2003			2004
	Credit exposure	On-balance sheet (1)	Off-balance sheet	Credit exposure	On-balance sheet (1)	Off-balance sheet	Credit exposure	On-balance sheet (1)	Off-balance sheet
Commercial loans (1)	77,212,710	48,383,427	28,829,283	80,592,952	54,381,160	26,211,792	88,065,550	56,078,277	31,987,273
Credit cards	32,984,083	6,418,068	26,566,015	13,137,197	3,963,953	9,173,244	16,486,859	2,127,976	14,358,883
Consumer	30,446,269	25,845,824	4,600,445	35,157,239	30,440,793	4,716,446	37,429,309	32,606,578	4,822,731

Total	140,643,062	80,647,319	59,995,743	128,887,388	88,785,906	40,101,482	141,981,718	90,812,831	51,168,887

(1)	Includes loans and due from customers on acceptances and excludes unearned income.

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

Loans to related parties

The table below summarizes the changes in the amount of loans to the KDIC, trust accounts, directors and executive officers, and employees.

	Korean Won (in millions)
	2002				2003				2004
	KDIC	Trust (1)	Directors	Employees	KDIC	Trust (1)	Directors	Employees	KDIC	Trust (1)	Directors	Employees
Loan as of January 1	—	—	142	214,489	—	—	—	195,209	25,600	—	17	204,861
New loans	—	—	—	7,387	25,600	—	17	12,273	—	—	61	—
Repayments	—	—	(142)	(26,667)	—	—	—	(2,621)	—	—	(29)	(13,620)

Loan as of December 31	—	—	—	195,209	25,600	—	17	204,861	25,600	—	49	191,241

(1)	See Note 42

The balances as of December 31, 2002, 2003 and 2004 and the related expense and income for the years then ended for related party transactions were as follows:

	Korean Won (in millions)
	2002				2003				2004
	KDIC	Trust (1)	Directors	Employees	KDIC	Trust (1)	Directors	Employees	KDIC	Trust (1)	Directors	Employees
Debt securities	8,910,516	—	—	—	8,500,506	—	—	—	6,976,878	—	—	—
Other assets	648,777	3,083	—	—	502,243	3,889	—	—	294,039	3,812	—	—
Other borrowed funds	—	777,500	—	—	—	1,611,050	—	—	—	826,677	—	—
Fees and commissions income	—	61,662	—	—	—	45,404	—	—	—	35,696	—	—
Interest income on loans	—	—	—	10,911	191	—	1	8,940	1,164	1	2	6,082
Interest income on securities	634,424	—	—	—	647,196	—	—	—	568,225	—	—	—
Interest expense on other borrowed funds	—	29,578	—	—	—	38,812	—	—	—	39,418	—	—
Trading revenue, net	7,088	—	—	—	641	—	—	—	884	—	—	—
Investment securities gain, net	2,532	—	—	—	4,551	—	—	—	318	—	—	—

(1)	See Note 42

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

40. Subsidiaries

Subsidiaries of the Holding Company as of December 31, 2004 were as follows:

Subsidiary name	Country of incorporation	Percentage of ownership (1)
Woori Finance Information System Co., Ltd.	Korea	100.00%
NexBI Tec Co., Ltd.	Korea	50.50%
Woori Investment Trust Management Co., Ltd.	Korea	100.00%
Woori Securities Co., Ltd.	Korea	100.00%
Woori F&I Co., Ltd.	Korea	100.00%
Woori Capital Advisors Asset Management Co., Ltd.	Korea	51.00%
Woori Second Asset Securitization Specialty Co., Ltd. (2)	Korea	95.00%
Woori Third Asset Securitization Specialty Co., Ltd. (2)	Korea	95.00%
Woori Bank	Korea	100.00%
Woori Credit Information Co., Ltd.	Korea	100.00%
P.T. Bank Woori Indonesia	Indonesia	81.60%
Woori America Bank	U.S.A.	100.00%
Hanvit LSP Finance Ltd. (2)	Ireland	100.00%
Hanvit 9th ABS Specialty Co., Ltd. (2)(3)	Korea	3.00%
Hanvit 11th ABS Specialty Co., Ltd. (2)(3)	Korea	4.90%
CKH Investment Co., Ltd. (2)(3)	Korea	15.00%
Woori Ship Mortgage 1st ABS Specialty Co., Ltd. (2)(3)	Korea	0.10%
Woori Ship Mortgage 2-2 ABS Specialty Co., Ltd. (2)(3)	Korea	0.10%
Woori Aircraft Mortgage 1st Asset Securitization Specialty Co., Ltd. (2)(3)	Korea	0.10%
LSF Peace Holding Company (2)(3)	U.S.A.	0.00%
LSF Peace Investment Co., Ltd. (2)	Korea	100.00%
LSF Peace Indonesia Co., Ltd. (2)	Indonesia	100.00%
Peace 1st ABS Specialty Co., Ltd. (2)(3)	Korea	10.00%
Woori More 1st ABS Specialty Co., Ltd. (2)(3)	Korea	2.00%
Woori NSC First Asset Securitization Specialty Co. (2)(3)	Korea	0.10%
Swan SF Co., Ltd. (2)(3)	Korea	0.00%
Woori First Private Equity, L.P.	Korea	52.38%
Kyongnam Bank	Korea	100.00%
Kwangju Bank	Korea	100.00%

(1)	Direct and indirect ownership are combined. Cumulative losses applicable to minority interest that exceed minority interest in the subsidiaries’ capital are charged against majority interest.
(2)	Established as an SPE.
(3)	LSF Peace Holding loan securitization vehicle, established in the year 2000, Hanvit 9th, Hanvit 11th, CKH Investment and Peace 1st loan securitization vehicles, established in the year 2001, and Woori Ship Mortgage 1st and Woori More 1st loan securitization vehicles, established in the year 2002, have been included in the consolidated financial statements of the Company as of December 31, 2002, 2003 and 2004 as the Company is deemed a primary beneficiary for such VIEs. Woori Ship Mortgage 2-2 and Woori Aircraft Mortgage 1st loan securitization vehicles, established in the year 2003, were included in the consolidated financial statements of the Company as of December 31, 2003 and 2004 as the Company is deemed a primary beneficiary for such VIEs. Woori NSC First and Swan SF loan securitization vehicles, established in the year 2004, were included in the consolidated financial statements of the Company as of December 31, 2004 as the Company is deemed a primary beneficiary for such VIEs.

All holdings are in the common shares of the subsidiary concerned. Guaranteed trust accounts and certain VIEs, other than the SPEs listed above, which were consolidated as of December 31, 2004, are not included in the list of the subsidiaries (see Notes 1, 11 and 42).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

41. Segment Reporting

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The Company used to have five reportable segments: Woori Bank and its subsidiaries, Kyongnam Bank and its subsidiaries, Kwangju Bank, Woori Credit Card Co., Ltd. and its subsidiaries, and Woori Investment Bank and its subsidiaries. After the merger of Woori Investment Bank into Woori Bank in 2003, Woori Investment Bank is no longer separately managed as a reportable segment. Its results for the year ended December 31, 2003 are included in those of Woori Bank for the year ended December 31, 2003 and the segment reporting for the prior year is adjusted accordingly. In the contrary, although Woori Credit Card Co., Ltd. was merged into Woori Bank in 2004, the management of the Company continuously manages the credit card operation of Woori Bank separately as a reportable segment for making operating decisions. In addition, as a result of the acquisition of LG Investment & Securities Co., Ltd. in 2004, securities brokerage services operation of the Company is added as a new separately reportable segment for the year ended December 31, 2004. The segment reporting for the prior years is adjusted accordingly by reporting separately as securities brokerage services segment the results of Woori Securities Co., Ltd., which was the only subsidiary engaged in securities brokerage services before the acquisition of LG Investment & Securities Co., Ltd., for the years ended December 31, 2002 and 2003. The Company’s reportable segments are based on individual entity’s history of operating as independent financial institutions prior to their acquisition by KDIC and the Company, the nature of the products and services provided, the type of class of customers and the Company’s management organization, and provide the basis on which the Company reports its segment information:

•	Woori Bank segment – Woori Bank has 18 subsidiaries, which are comprised of 1 domestic company, 2 overseas companies, 1 private equity fund and 14 SPEs. Woori Bank is engaged in the commercial banking business and foreign exchange operations. Woori Bank segment excludes the credit card operation of Woori Bank which is included in the credit card operation segment.

•	Kyongnam Bank segment – Kyongnam Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southeastern part of Korea. Kyongnam Bank had 2 SPEs which went into liquidation in 2004.

•	Kwangju Bank segment – Kwangju Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southwestern part of Korea.

•	Credit card operation segment (formerly Woori Credit Card Co., Ltd. segment) – Woori Credit Card Co., Ltd. was engaged in the credit card business. On March 29, 2004, Woori Credit Card Co., Ltd. split off a part of its credit card business, which had been previously purchased from Kwangju Bank, and transferred it back to Kwangju Bank. In addition, on March 31, 2004, Woori Credit Card Co., Ltd. transferred all other assets and liabilities, including its credit card subscriber base, to Woori Bank and merged with Woori Bank (see Note 3). As of December 31, 2004, the credit card operation segment includes the credit card operation of Woori Bank.

•	Securities brokerage services segment – LG Investment & Securities Co., Ltd. and Woori Securities Co., Ltd. comprise this segment and provide a full range of brokerage services, investment advice and financial planning to retail customers, and various investment banking services to corporate customers. LG Investment & Securities Co., Ltd. has 7 subsidiaries, which are comprised of 2 domestic companies and 5 overseas companies.

Other operations of the Company comprise certain subsidiary activities including asset management activities and information system activities; none of which constitutes a separately reportable segment. The segment information presented below is based on Korean GAAP since that is the information used by the chief

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

operating decision maker to allocate resources and evaluate performance of the segments. Korean GAAP differs from U.S. GAAP in several respects. Operating revenues and expenses and interest income and expense, related to both third party and inter-segment transactions, are included in determining the operating earnings of each respective segment. Transactions between the business segments are reflected on the terms established by management.

Summaries of the business segment results in 2002, 2003 and 2004 are shown in the following table:

Year ended December 31, 2002	Korean Won (in millions)
	Woori Bank (1)	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Elimination (2)	Total
Operating income	7,631,135	789,971	592,517	921,453	224,462	1,228,881	(1,224,314)	10,164,105
Operating expenses	7,034,910	707,729	517,678	1,072,872	183,385	737,603	(544,955)	9,709,222

Segment result	596,225	82,242	74,839	(151,419)	41,077	491,278	(679,359)	454,883

Interest and dividend income	5,078,183	575,884	498,500	298,825	27,725	94,930	(78,006)	6,496,041
Interest expense	2,846,730	345,559	289,684	189,024	4,056	158,299	(77,038)	3,756,314

Net interest income (loss)	2,231,453	230,325	208,816	109,801	23,669	(63,369)	(968)	2,739,727
Provision (reversal of provision) for loan losses, guarantees and acceptances	1,289,006	126,058	64,721	452,288	(1,730)	221,218	(147,332)	2,004,229
Non-interest income	2,552,952	214,087	94,017	622,628	194,337	1,136,351	(1,146,308)	3,668,064
Non-interest expenses	2,809,681	227,607	155,300	430,777	166,597	357,585	(335,837)	3,811,710

Net non-interest income (loss)	(256,729)	(13,520)	(61,283)	191,851	27,740	778,766	(810,471)	(143,646)
Depreciation and amortization	89,493	8,505	7,973	783	12,062	2,901	15,252	136,969

Net income (loss) before tax	596,225	82,242	74,839	(151,419)	41,077	491,278	(679,359)	454,883
Income tax expense (benefit)	(175,116)	—	—	—	11,773	4,651	—	(158,692)
Minority interest	2,515	—	—	—	—	281	19,191	21,987

Net income (loss) for the period	768,826	82,242	74,839	(151,419)	29,304	486,346	(698,550)	591,588
U.S. GAAP adjustments	1,471,574	35,745	(8,838)	(380,912)	(21,508)	(711,218)	37,457	422,300

Consolidated net income (loss)	2,240,400	117,987	66,001	(532,331)	7,796	(224,872)	(661,093)	1,013,888

Segments’ total assets	91,507,610	10,026,839	8,068,536	4,704,214	580,337	7,914,677	(7,958,680)	114,843,533
U.S. GAAP adjustments	1,522,964	(76,217)	(23,061)	1,786,926	(59,136)	2,032,181	(2,984,114)	2,199,543

Segments’ total assets	93,030,574	9,950,622	8,045,475	6,491,140	521,201	9,946,858	(10,942,794)	117,043,076

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Korean Won (in millions)
Year ended December 31, 2003	Woori Bank (1)	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Elimination (2)	Total
Operating income	8,489,814	789,778	599,863	995,189	164,034	752,158	(801,124)	10,989,712
Operating expenses	7,036,767	735,047	567,321	2,194,800	181,084	517,024	(473,393)	10,758,650

Segment result	1,453,047	54,731	32,542	(1,199,611)	(17,050)	235,134	(327,731)	231,062

Interest and dividend income	5,846,497	653,841	524,560	575,703	23,815	80,250	(140,715)	7,563,951
Interest expense	2,900,146	356,245	290,187	217,764	4,392	163,116	(89,448)	3,842,402

Net interest income (loss)	2,946,351	297,596	234,373	357,939	19,423	(82,866)	(51,267)	3,721,549
Provision for loan losses, guarantees and acceptances	808,195	128,290	95,443	1,649,553	3,675	12,036	(18,081)	2,679,111
Non-interest income	2,643,317	135,937	75,303	419,487	140,219	671,908	(660,410)	3,425,761
Non-interest expenses	3,255,469	245,331	174,214	325,686	161,029	244,461	(381,461)	4,024,729

Net non-interest income (loss)	(612,152)	(109,394)	(98,911)	93,801	(20,810)	427,447	(278,949)	(598,968)
Depreciation and amortization	72,957	5,181	7,477	1,798	11,988	97,411	15,596	212,408

Net income (loss) before tax	1,453,047	54,731	32,542	(1,199,611)	(17,050)	235,134	(327,731)	231,062
Income tax expense (benefit)	105,447	(30,493)	(24,510)	120,960	(3,997)	11,214	67	178,688
Minority interest	2,169	—	—	—	—	1,730	(7,804)	(3,905)

Net income (loss) for the period	1,345,431	85,224	57,052	(1,320,571)	(13,053)	222,190	(319,994)	56,279
U.S. GAAP adjustments	(461,121)	(16,811)	20,780	(10,804)	13,079	(248,898)	(24,838)	(728,613)

Consolidated net income (loss)	884,310	68,413	77,832	(1,331,375)	26	(26,708)	(344,832)	(672,334)

Segments’ total assets	105,333,328	11,045,360	8,789,242	2,461,648	642,221	8,791,182	(8,295,261)	128,767,720
U.S. GAAP adjustments	(1,820,230)	(112,004)	(31,581)	1,587,088	1,360	1,911,500	(2,691,006)	(1,154,873)

Segments’ total assets	103,513,098	10,933,356	8,757,661	4,048,736	643,581	10,702,682	(10,986,267)	127,612,847

	Korean Won (in millions)
Year ended December 31, 2004	Woori Bank (1)	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Elimination (2)	Total
Operating income	11,480,204	793,418	612,902	665,181	178,728	1,896,942	(1,809,883)	13,817,492
Operating expenses	10,084,880	681,587	512,955	923,095	177,433	552,750	(349,944)	12,582,756

Segment result	1,395,324	111,831	99,947	(257,914)	1,295	1,344,192	(1,459,939)	1,234,736

Interest and dividend income	5,587,063	656,771	530,506	301,379	26,026	45,855	(161,800)	6,985,800
Interest expense	2,846,766	315,226	278,926	82,235	3,732	171,426	(51,480)	3,646,831

Net interest income (loss)	2,740,297	341,545	251,580	219,144	22,294	(125,571)	(110,320)	3,338,969
Provision (reversal of provision) for loan losses, guarantees and acceptances	552,968	100,854	59,648	547,291	2,862	(2,059)	147,385	1,408,949
Non-interest income	5,865,941	133,793	82,281	300,032	152,701	1,847,799	(1,550,855)	6,831,692
Non-interest expenses	6,562,156	255,671	166,417	228,181	160,448	270,956	(364,822)	7,279,007

Net non-interest income (loss)	(696,215)	(121,878)	(84,136)	71,851	(7,747)	1,576,843	(1,186,033)	(447,315)
Depreciation and amortization	95,790	6,982	7,849	1,618	10,390	109,139	16,201	247,969

Net income (loss) before tax	1,395,324	111,831	99,947	(257,914)	1,295	1,344,192	(1,459,939)	1,234,736
Income tax expense (benefit)	(393,257)	2,595	27,676	—	854	11,176	294,072	(56,884)
Minority interest	503	—	—	—	—	1,774	(3,150)	(873)

Net income (loss) for the period	1,788,078	109,236	72,271	(257,914)	441	1,331,242	(1,750,861)	1,292,493
U.S. GAAP adjustments	158,417	5,830	(30,669)	499,033	1,370	(1,326,102)	1,734,983	1,042,862

Consolidated net income	1,946,495	115,066	41,602	241,119	1,811	5,140	(15,878)	2,335,355

Segments’ total assets	106,743,462	12,042,717	9,890,728	1,766,283	6,153,320	10,370,206	(10,336,155)	136,630,561
U.S. GAAP adjustments (3)	(705,655)	(40,798)	17,679	(28,760)	(5,222,975)	(2,697,882)	2,961,589	(5,716,802)

Segments’ total assets	106,037,807	12,001,919	9,908,407	1,737,523	930,345	7,672,324	(7,374,566)	130,913,759

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(1)	Adjusted for the merger of Woori Investment Bank, which occurred on July 31, 2003.
(2)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under the management reporting system.
(3)	Includes adjustment for the application of equity method under U.S. GAAP to the investments in LG Investment & Securities Co., Ltd., which is included in the securities brokerage services segment and is consolidated under Korean GAAP. The Holding Company acquired 27.25% of the interest in LG Investment & Securities Co., Ltd. in 2004.

The allowance for credit losses determined in accordance with U.S. GAAP for each of the segments as of December 31, 2002, 2003 and 2004 is summarized as follows:

	Woori Bank (1)	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Total
As of December 31, 2002
Allowance for loan and lease losses	2,727,637	187,238	115,584	623,440	22,596	93,861	3,770,356
Allowance for guarantee and acceptance	327,581	29,878	20,683	149,199	—	—	527,341
Allowance for repurchase obligation	326,282	37,363	1,164	3,796	—	—	368,605

	3,381,500	254,479	137,431	776,435	22,596	93,861	4,666,302

As of December 31, 2003
Allowance for loan and lease losses	1,454,332	114,930	80,892	1,096,244	23,019	64,258	2,833,675
Allowance for guarantee and acceptance	364,258	12,195	10,078	71,246	—	—	457,777
Allowance for repurchase obligation	124,284	6,671	704	3,094	—	—	134,753

	1,942,874	133,796	91,674	1,170,584	23,019	64,258	3,426,205

As of December 31, 2004
Allowance for loan and lease losses	1,421,332	125,327	91,612	156,390	10,932	—	1,805,593
Allowance for guarantee and acceptance	174,578	9,372	10,233	31,544	—	—	225,727
Allowance for repurchase obligation	17,779	3,356	708	—	—	—	21,843

	1,613,689	138,055	102,553	187,934	10,932	—	2,053,163

(1)	Adjusted for the merger of Woori Investment Bank, which occurred on July 31, 2003.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The charge-offs, including the charge-offs for repurchased loans, for each of the segments for the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

	Korean Won (in millions)
	Woori Bank (1)	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Total
2002	927,983	189,925	40,462	315,396	18,221	855,885	2,347,872
2003	2,873,657	245,117	114,412	1,419,666	4,217	32,137	4,689,206
2004	1,064,167	115,348	71,466	1,027,455	18,175	64,258	2,360,869

(1)	Adjusted for the merger of Woori Investment Bank, which occurred on July 31, 2003.

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

For performance based trusts, amounts due to trust beneficiaries are based solely on the interest, dividends and gains/losses on asset sales. The performance based trusts do not represent assets and liabilities of the Company, are recorded in separate accounts from those of the banking business and are excluded from the consolidated financial statements. The Company also borrows from these trusts (see Notes 18 and 39). The total amount of assets managed in these performance based trusts were 9,673,898 million Won as of December 31, 2004.

Guaranteed Principal Money Trusts require the Company to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Company guarantees a specified rate of return on Guaranteed Fixed Rate Money Trusts. As a result of these guarantees the potential risk and rewards generated from guaranteed trusts are transferred to the Company, therefore, such trusts are subject to consolidation by the Company. The accounts of such trusts are included in the accompanying financial statements. Total assets of the consolidated trust accounts as of December 31, 2002, 2003 and 2004 were 2,103,446 million Won, 1,994,120 million Won and 2,292,985 million Won, respectively, and mainly consist of trading securities, loans and other assets. Liabilities of these trust accounts mainly consist of deposits from customers which amounted to 1,776,405 million Won, 1,643,433 million Won and 2,029,728 million Won as of December 31, 2002, 2003 and 2004, respectively (see Note 17).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

43. Parent Company

Condensed financial information of the parent company is as follows:

Condensed balance sheets

	Korean Won
	2002	2003	2004
	(in millions)
Assets
Interest bearing deposits in other banks:
Bank subsidiaries	73,255	349,585	56,099
Investment in subsidiaries:
Bank subsidiaries	5,647,504	6,237,957	7,749,765
Non-bank subsidiaries	945,717	558,482	948,056
Other assets	23,153	61,395	19,419

Total assets	6,689,629	7,207,419	8,773,339

Liabilities
Losses of investee in excess of investment made:
Non-bank subsidiaries	406,791	898,095	—
Other borrowed funds	300,000	—	100,000
Long-term debt	1,997,610	2,620,144	2,179,288
Other liabilities	27,851	33,226	30,108

Total liabilities	2,732,252	3,551,465	2,309,396

Stockholders’ equity	3,957,377	3,655,954	6,463,943

Total liabilities and stockholders’ equity	6,689,629	7,207,419	8,773,339

Condensed statements of income (loss)

	Korean Won
	2002	2003	2004
	(in millions)
Interest and dividend income
Deposits in other banks:
Bank subsidiaries	1,618	5,066	10,605
Others	1,042	1	65
Investment securities:
Bank subsidiaries	4,877	26,397	8,018
Non-bank subsidiaries	47,306	25,595	13,397
Others	—	9,190	—

Total interest and dividend income	54,843	66,249	32,085

Non-interest income	9,077	322	2,159

Total operating income	63,920	66,571	34,244

Interest expense
Other borrowed funds:
Bank subsidiaries	415	—	—
Others	11,778	—	1,477
Long-term debt	95,997	138,392	142,276

Total interest expense	108,190	138,392	143,753

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Korean Won
	2002	2003	2004
	(in millions)
Non-interest expense	173,726	20,186	29,943

Total operating expense	281,916	158,578	173,696

Loss before equity in net income (loss) of subsidiaries	(217,996)	(92,007)	(139,452)

Equity in net income (loss) of subsidiaries:
Bank subsidiaries	1,770,873	728,733	2,306,731
Non-bank subsidiaries	(538,989)	(1,309,060)	105,348

Total equity in net income (loss) of subsidiaries	1,231,884	(580,327)	2,412,079

Extraordinary item, remaining excess of fair value over cost of acquired net assets	—	—	62,728

Net income (loss)	1,013,888	(672,334)	2,335,355

Condensed statements of cash flows

	Korean Won
	2002	2003	2004
	(in millions)
Cash flows from operating activities:
Net income (loss)	1,013,888	(672,334)	2,335,355
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in net income (loss) of subsidiaries	(1,231,884)	580,327	(2,412,079)
Dividends received from subsidiaries:
Bank subsidiaries	63,876	527,190	661,125
Non-bank subsidiaries	1,500	25,800	39,186
Extraordinary gain	—	—	(62,728)
Others	146,137	(26,069)	(24,310)

Net cash provided by (used in) operating activities	(6,483)	434,914	536,549

Cash flows from investing activities:
Net changes in investment in subsidiaries:
Bank subsidiaries	(627,418)	—	—
Non-bank subsidiaries	(268,764)	(440,512)	(411,138)
Others	(11)	(74)	(490)

Net cash used in investing activities	(896,193)	(440,586)	(411,628)

Cash flows from financing activities:
Net increase (decrease) in other borrowed funds	(10,000)	(300,000)	100,000
Net increase (decrease) in long-term debt	711,679	601,387	(440,856)
Cash dividends paid	—	(57,262)	(77,551)
Proceeds from issuance of common stock	260,427	37,877	—

Net cash provided by (used in) financing activities	962,106	282,002	(418,407)

Net increase (decrease) in cash and cash equivalents	59,430	276,330	(293,486)
Cash and cash equivalents, beginning of year	13,825	73,255	349,585

Cash and cash equivalents, end of year	73,255	349,585	56,099