Form 20-F
period 2005-12-31
WOORI FINANCE HOLDINGS CO LTD
filed 2006-06-27
CIK 1264136

As filed with the Securities and Exchange Commission on June 27, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from             to

Commission file number 001-31811

Woori Finance Holdings Co., Ltd.

(Exact name of Registrant as specified in its charter)

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

The Republic of Korea

(Jurisdiction of incorporation or organization)

203 Hoehyon-dong, 1-ga, Chung-gu, Seoul 100-792, Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing three shares of Common Stock	New York Stock Exchange
Common Stock, par value (Won)5,000 per share	New York Stock Exchange*
*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

806,012,790 shares of Common Stock, par value (Won)5,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.     ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes     ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

    ☒  Large accelerated filer     ☐  Accelerated Filer     ☐  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17     ☒   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     ☐   Yes     ☐   No

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 has been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

Under U.S. GAAP, Woori Bank is deemed the predecessor to Woori Finance Holdings for periods prior to March 27, 2001, the date on which the shares of Woori Bank held by the Korea Deposit Insurance Corporation, which we refer to as the KDIC, were transferred to Woori Finance Holdings. The KDIC acquired 100% of the outstanding shares of Kyongnam Bank, Kwangju Bank and Woori Credit Card (formerly Peace Bank of Korea) effective December 29, 2000. The KDIC subsequently transferred these shares to Woori Finance Holdings on March 27, 2001. In November 2000, the KDIC established Woori Investment Bank (formerly Hanaro Merchant Bank) to restructure substantially all of the assets and liabilities of four failed merchant banks that the KDIC had previously acquired, which were transferred to Woori Investment Bank effective November 21, 2000. Accordingly, financial information in this annual report reflects the impact of those acquisitions under the purchase accounting method. Woori Investment Bank and Woori Credit Card were subsequently merged with Woori Bank effective August 1, 2003 and March 31, 2004, respectively.

On October 26 and December 24, 2004, we acquired an aggregate 27.3% voting interest in LG Investment & Securities, or LGIS. As a result of the acquisition, LGIS became an equity method investee as of December 24, 2004. On March 31, 2005, we merged Woori Securities, our wholly-owned subsidiary, into LGIS and renamed the surviving entity Woori Investment & Securities, which became an equity method investee.

In this annual report:

•	references to “we,” “us” or “Woori Finance Holdings” are to Woori Finance Holdings Co., Ltd. and, unless the context otherwise requires, its subsidiaries;

•	references to “Korea” are to the Republic of Korea;

•	references to the “government” are to the government of the Republic of Korea;

•	references to “Won” or “(Won)” are to the currency of Korea; and

•	references to “U.S. dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be a result of rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 30, 2005, which was (Won)1,010.0 = US$1.00.

FORWARD-LOOKING STATEMENTS

The U.S. Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements.

Words and phrases such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “estimate,” “expect,” “future,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “predict,” “project,” “risk,” “seek to,” “shall,” “should,” “will likely result,” “will pursue,” “plan” and words and terms of similar substance used in connection with any discussion of future operating or financial performance or our expectations, plans, projections or business prospects identify forward-looking statements. In particular, the statements under the headings “Item 3D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4B. Business Overview” regarding our financial condition and other future events or prospects are forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

In addition to the risks related to our business discussed under “Item 3D. Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to successfully implement our strategy;

•	future levels of non-performing loans;

•	our growth and expansion;

•	the adequacy of allowance for credit and investment losses;

•	technological changes;

•	interest rates;

•	investment income;

•	availability of funding and liquidity;

•	cash flow projections;

•	our exposure to market risks; and

•	adverse market and regulatory conditions.

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

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report could include, but are not limited to:

•	general economic and political conditions in Korea or other countries that have an impact on our business activities or investments;

•	the monetary and interest rate policies of Korea;

•	inflation or deflation;

•	unanticipated volatility in interest rates;

•	foreign exchange rates;

•	prices and yields of equity and debt securities;

•	the performance of the financial markets in Korea and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in Korea; and

•	regional or general changes in asset valuations.

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

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISERS

Not Applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3. KEY INFORMATION

Item 3A. Selected Financial Data

Unless otherwise indicated, the selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by Deloitte Anjin LLC, an independent registered public accounting firm.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated Income Statement Data

	Year ended December 31,
	2001		2002		2003			2004 (1)		2005 (1)		2005 (2)
	(in billions of Won except per share data)											(in millions of US$ except per share data)
Interest and dividend income	(Won)	7,180	(Won)	6,950	(Won)	7,520		(Won)	7,235	(Won)	7,209	US$	7,137
Interest expense		4,764		3,991		4,117			3,809		3,727		3,690

Net interest income		2,416		2,959		3,403			3,426		3,482		3,447
Provision for loan losses		1,114		1,247		2,313			652		308		305
Provision for credit-related commitments (reversal of provision) (3)		(159)		106		201			43		(39)		(38)
Other provision (reversal of provision) (4)		173		146		102			(6)		17		16
Non-interest income		1,046		1,784		1,435			1,953		1,916		1,897
Non-interest expense		2,080		2,579		2,636			2,809		2,933		2,904
Income tax expense (benefit)		323		363		254			(392)		366		362
Minority interest		4		6		4			1		7		7

Income (loss) from continuing operations		(73)		296		(672)			2,272		1,806		1,788
Income (loss) from discontinued operations (5)		(59)		718		—			—		—		—

Extraordinary gain		—		—		—			63		—		—
Net income (loss)		(132)		1,014		(672)			2,335		1,806		1,788
Other comprehensive income (loss), net of tax		41		(182)		97			107		106		105
Comprehensive income (loss)	(Won)	(91)	(Won)	832	(Won)	(575)		(Won)	2,442	(Won)	1,912	US$	1,893

Per common share data:
Net income (loss) per share—basic	(Won)	(182)	(Won)	1,353	(Won)	(871	)(Won)		3,001	(Won)	2,245	US$	2.22
Income (loss) per share from continuing operations—basic		(100)		395		(871)			2,920		2,245		2.22
Income (loss) per share from discontinued operations—basic		(82)		958		—			—		—		—
Extraordinary item—basic		—		—		—			81		—		—
Weighted average common shares outstanding—basic (in thousands)		727,459		749,383		771,724			778,167		804,389		804,389
Net income (loss) per share—diluted (6)	(Won)	(182)	(Won)	1,349	(Won)	(871)		(Won)	2,926	(Won)	2,241		2.22
Income (loss) per share from continuing operations—diluted		(100)		394		(871)			2,848		2,241		2.22
Income (loss) per share from discontinued operations—diluted		(82)		955		—			—		—		—
Extraordinary item—diluted		—		—		—			78		—		—
Weighted average common shares outstanding—diluted (in thousands)		730,963		751,785		771,724			799,233		805,866		805,866
Cash dividends paid per share (7)		—	(Won)	250	(Won)	100		(Won)	150	(Won)	400	US$	0.40

(1)	On October 26 and December 24, 2004, we acquired an aggregate 27.3% voting interests in LGIS. As a result of the acquisition, LGIS became an equity method investee as of December 24, 2004. On March 31, 2005, we merged Woori Securities, our wholly-owned subsidiary, into LGIS and renamed the surviving entity Woori Investment & Securities, which became an equity method investee. Accordingly, income statement data for 2004 do not reflect the full-year results of operations of LGIS for 2004, while income statement data for 2005 reflect the three-month results of operations of Woori Securities (prior to its merger with LGIS), as a consolidated subsidiary, and the three-month results of operations of LGIS (prior to the merger) and the nine-month results of operations of Woori Investment & Securities (following the merger), each as an equity method investee.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,010.0 to US$1.00, the noon buying rate in effect on December 30, 2005 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	The reversals of provisions in 2001 and 2005 resulted from subsequent changes in our estimation of losses related to our credit-related commitments. We determined in 2001 and 2005 that a portion of our allowances for losses on credit-related commitments were no longer needed, and accordingly reversed the related portions of the provisions we had initially allocated during those years.
(4)	Mainly consists of provisions relating to (a) repurchase obligations with respect to loans sold to the Korea Asset Management Corporation and (b) trade receivables. The reversal of provision in 2004 resulted from subsequent changes in our estimation of losses related to loans sold to the Korea Asset Management Corporation.
(5)	Discontinued operations consisted of Hanvit Leasing and its three subsidiaries, which were sold in June and December 2002, and a subsidiary of Woori Investment Bank, which we entered into an agreement to sell in December 2002.

(6)	In the diluted earnings per share calculation, our convertible bonds and warrants outstanding in 2002 and, in the case of convertible bonds outstanding in 2004 and 2005, are assumed to have been converted into shares of our common stock, while options outstanding to purchase our common stock in 2002, 2003, 2004 and 2005 are not deemed to have been exercised. See Note 32 of the notes to our consolidated financial statements.
(7)	Amounts shown for each year are cash dividends per share relating to such year, which were declared and paid in the following year. U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless those periods are the same. With respect to the 2002 fiscal year, we paid dividends in 2003 of (Won)250 per common share ($0.21 per common share at the noon buying rate in effect on December 31, 2002) to our stockholders other than the KDIC. With respect to the 2003 fiscal year, we paid dividends in 2004 of (Won)100 per common share ($0.08 per common share at the noon buying rate in effect on December 31, 2003) to our stockholders, including the KDIC. With respect to the 2004 fiscal year, we paid dividends in 2005 of (Won)150 per common share ($0.14 per common share at the noon buying rate in effect on December 31, 2004) to our stockholders, including the KDIC. With respect to the 2005 fiscal year, we paid dividends in 2006 of (Won)400 per common share ($0.40 per common share at the noon buying rate in effect on December 30, 2005) to our stockholders, including the KDIC. See “Item 8A. Consolidated Statements and Other Financial Information—Dividends.”

Consolidated Balance Sheet Data

	As of December 31,
	2001		2002		2003		2004		2005		2005 (1)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents(2)	(Won)	4,575	(Won)	5,149	(Won)	5,399	(Won)	4,315	(Won)	8,280	US$	8,198
Restricted cash(2)		828		779		373		388		376		372
Interest-earning deposits in other banks		1,687		1,826		1,640		990		1,553		1,537
Call loans and securities purchased under resale agreements		3,573		629		1,127		1,499		1,426		1,412
Trading assets		4,130		3,790		4,291		6,989		4,889		4,841
Available-for-sale securities		8,820		10,846		12,408		12,302		18,288		18,107
Held-to-maturity securities (fair value of (Won)11,799 billion in 2001, (Won)10,448 billion in 2002, (Won)10,143 billion in 2003, (Won)8,763 billion in 2004 and (Won)9,613 billion ($9,518 million) in 2005)		11,202		9,959		9,801		8,406		9,638		9,542
Other investment assets (3)		911		731		793		1,138		1,397		1,384
Loans (net of allowance for loan losses of (Won)4,323 billion in 2001, (Won)3,770 billion in 2002, (Won)2,834 billion in 2003, (Won)1,806 billion in 2004 and (Won)1,525 billion ($1,510 million) in 2005)		56,817		76,485		85,587		88,705		102,630		101,614
Due from customers on acceptances		569		461		421		338		355		352
Premises and equipment, net		2,195		2,249		2,151		2,110		2,060		2,039
Accrued interest and dividends receivable		694		672		747		558		703		696
Assets held for sale		1,207		240		—		26		49		48
Goodwill		—		—		25		22		48		48
Other assets (4)		3,475		3,227		2,850		3,128		3,223		3,191

Total assets	(Won)	100,683	(Won)	117,043	(Won)	127,613	(Won)	130,914	(Won)	154,915	US$	153,381

Liabilities
Deposits
Interest-bearing	(Won)	65,511	(Won)	75,190	(Won)	85,482	(Won)	86,339	(Won)	99,609	US$	98,623
Non-interest-bearing		3,582		3,408		3,521		3,714		4,538		4,493

Total deposits		69,093		78,598		89,003		90,053		104,147		103,116
Call money		503		804		412		689		326		323
Trading liabilities		148		322		473		1,628		1,339		1,326
Acceptances outstanding		569		461		421		338		355		352
Other borrowed funds		7,964		11,326		9,345		9,115		9,909		9,811
Secured borrowings		4,914		4,756		4,321		2,352		2,557		2,531
Long-term debt		8,947		11,305		14,917		15,662		21,850		21,633
Accrued interest payable		1,548		1,528		1,618		1,713		1,721		1,704
Liabilities held for sale		1,584		152		—		—		—		—
Other liabilities (5)		3,074		3,555		3,218		2,862		4,379		4,335

Total liabilities		98,344		112,807		123,728		124,412		146,583		145,131
Minority interest		31		279		229		38		11		11
Total stockholders’ equity		2,308		3,957		3,656		6,464		8,321		8,239

Total liabilities, minority interest and stockholders’ equity	(Won)	100,683	(Won)	117,043	(Won)	127,613	(Won)	130,914	(Won)	154,915	US$	153,381

(1)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,010.0 to US$1.00, the noon buying rate in effect on December 30, 2005 as quoted by the Federal Reserve Bank of New York in the United States.
(2)	In 2005, we changed our accounting policy with respect to the composition of cash and cash equivalents to include reserve deposits with the Bank of Korea and certain foreign banks. Such balances were previously classified as restricted cash. Amounts for prior periods have been reclassified accordingly. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Assets” and Note 1 of the notes to our consolidated financial statements.
(3)	For a description of “other investment assets,” see Note 10 of the notes to our consolidated financial statements.
(4)	For a description of “other assets,” see Note 16 of the notes of our consolidated financial statements.
(5)	For a description of “other liabilities,” see Note 21 of the notes to our consolidated financial statements.

Profitability Ratios and Other Data

	Year ended December 31,
	2001		2002		2003		2004		2005
	(in billions of Won, except percentages)
Return on average assets (1)		(0.14)%		0.95%		(0.56)%		1.81%		1.28%
Return on average equity (1)(2)		(61.68)		21.21		(17.17)		50.69		24.45
Net interest spread (3)		2.65		2.93		2.88		2.68		2.59
Net interest margin (4)		2.81		3.07		3.01		2.84		2.73
Cost-to-income ratio (5)		60.08		54.37		54.49		52.22		54.33
Average stockholders’ equity as a percentage of average total assets		0.23		4.47		3.25		3.56		5.25
Total revenue (6)	(Won)	8,226	(Won)	8,734	(Won)	8,955	(Won)	9,188	(Won)	9,125
Operating expense (7)		6,844		6,570		6,753		6,618		6,660
Operating margin (8)		1,382		2,164		2,202		2,570		2,465
Operating margin as a percentage of total revenue		16.80%		24.78%		24.59%		27.97%		27.01%

(1)	Represents net income (loss) as a percentage of average total assets. Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori Capital Advisors Asset Management (which was renamed Woori SB Asset Management in February 2006), Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.
(2)	Represents net income (loss) as a percentage of average stockholders’ equity.
(3)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets.
(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(6)	Total revenue represents interest and dividend income plus non-interest income.

The following table shows how total revenue is calculated:

	Year ended December 31,
	2001		2002		2003		2004		2005
	(in billions of Won)
Interest and dividend income	(Won)	7,180	(Won)	6,950	(Won)	7,520	(Won)	7,235	(Won)	7,209
Non-interest income		1,046		1,784		1,435		1,953		1,916

Total revenue	(Won)	8,226	(Won)	8,734	(Won)	8,955	(Won)	9,188	(Won)	9,125

(7)	Operating expense represents interest expense plus non-interest expense, excluding provisions of (Won)1,128 billion, (Won)1,499 billion, (Won)2,616 billion, (Won)689 billion and (Won)286 billion for 2001, 2002, 2003, 2004 and 2005, respectively.

The following table shows how operating expense is calculated:

	Year ended December 31,
	2001		2002		2003		2004		2005
	(in billions of Won)
Interest expense	(Won)	4,764	(Won)	3,991	(Won)	4,117	(Won)	3,809	(Won)	3,727
Non-interest expense		2,080		2,579		2,636		2,809		2,933

Operating expense	(Won)	6,844	(Won)	6,570	(Won)	6,753	(Won)	6,618	(Won)	6,660

(8)	Operating margin represents total revenue less operating expenses.

Asset Quality Data

	As of December 31,
	2001		2002		2003		2004		2005
	(in billions of Won)
Total loans	(Won)	61,192	(Won)	80,226	(Won)	88,392	(Won)	90,489	(Won)	104,130
Total non-performing loans (1)		6,015		3,576		2,594		2,071		1,369
Other impaired loans not included in non-performing loans		3,435		3,143		1,861		1,129		820
Total non-performing loans and other impaired loans		9,450		6,719		4,455		3,200		2,189
Total allowance for loan losses		4,323		3,770		2,834		1,806		1,525
Non-performing loans as a percentage of total loans		9.83%		4.46%		2.93%		2.29%		1.31%
Non-performing loans as a percentage of total assets		5.97		3.05		2.03		1.58		0.88
Total non-performing loans and other impaired loans as a percentage of total loans		15.44		8.37		5.04		3.54		2.10
Allowance for loan losses as a percentage of total loans		7.07		4.70		3.21		2.00		1.46

(1)	Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Supervisory Commission’s asset classification criteria. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Segment Information Under Korean GAAP

The following table sets forth financial data under Korean GAAP as of or for the year ended December 31, 2005 for our business segments:

	Woori Bank		Kyongnam Bank		Kwangju Bank		Credit card operations		Securities brokerage services(1)		Other		Elimination (2)		Total
	(in billions of Won)
Interest and dividend income	(Won)	5,659	(Won)	702	(Won)	589	(Won)	515	(Won)	210	(Won)	37	(Won)	(23)	(Won)	7,689
Interest expense		2,878		324		296		38		93		144		(37)		3,736

Net interest income (loss)		2,781		378		293		477		117		(107)		14		3,953
Provision for loan losses and credit-related commitments (reversal of provision)		391		61		73		14		28		(1)		(19)		547
Non-interest income		5,419		115		85		55		1,326		2,249		(2,122)		7,127
Non-interest expenses		6,304		281		199		262		1,147		247		(301)		8,139

Net non-interest income (loss)		(885)		(166)		(114)		(207)		179		2,002		(1,821)		(1,012)
Depreciation and amortization		112		7		8		0		29		95		(3)		248

Net income (loss) before tax		1,393		144		98		256		239		1,801		(1,785)		2,146
Income tax expense (benefit)		152		11		(27)		70		72		27		8		313
Minority interest		1		0		0		0		7		2		135		145

Net income (loss) for the period under Korean GAAP		1,240		133		125		186		160		1,772		(1,928)		1,688
U.S. GAAP adjustments		50		(8)		(13)		59		(73)		116		(13)		118

Consolidated net income	(Won)	1,290	(Won)	125	(Won)	112	(Won)	245	(Won)	87	(Won)	1,888	(Won)	(1,941)	(Won)	1,806

Segments’ total assets under Korean GAAP	(Won)	126,557	(Won)	14,099	(Won)	11,697	(Won)	2,906	(Won)	9,196	(Won)	12,643	(Won)	(12,555)	(Won)	164,543
U.S. GAAP adjustments		(1,358)		(1)		4		(4)		(8,561)		182		110		(9,628)

Segments’ total assets	(Won)	125,199	(Won)	14,098	(Won)	11,701	(Won)	2,902	(Won)	635	(Won)	12,825	(Won)	(12,445)	(Won)	154,915

(1)	Includes the operations of Woori Securities and LGIS, in which we acquired a 27.3% voting interest in October and December 2004. As a result of this acquisition, LGIS became a consolidated subsidiary under Korean GAAP (but not under U.S. GAAP) effective December 24, 2004. On March 31, 2005, we merged Woori Securities, a wholly-owned subsidiary, into LGIS and renamed the surviving entity Woori Investment & Securities, which remained a consolidated subsidiary under Korean GAAP (but not under U.S. GAAP).
(2)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under the management reporting system.

Selected Financial Information

Average Balance Sheets and Related Interest

The following tables show our average balances and interest rates for 2003, 2004 and 2005:

	Year ended December 31,
	2003					2004					2005
	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield
	(in billions of Won)
Assets
Interest-earning assets
Interest-earning deposits in other banks	(Won)	2,161	(Won)	73	3.38%	(Won)	1,208	(Won)	37	3.06%	(Won)	1,527	(Won)	46	2.98%
Call loans and securities purchased under resale agreements		1,507		45	2.99		1,590		42	2.64		2,003		64	3.20
Trading securities (4)		3,950		202	5.11		4,478		163	3.64		4,210		158	3.76
Investment securities (4)		20,465		1,378	6.73		23,451		1,319	5.62		24,296		1,214	5.00
Loans
Commercial and industrial		39,420		2,466	6.26		43,799		2,738	6.25		45,667		2,719	5.95
Lease financing		223		12	5.38		158		8	5.30		91		5	5.45
Trade financing		6,828		321	4.70		7,191		233	3.25		7,331		305	4.16
Other commercial		4,889		356	7.28		4,623		319	6.90		4,317		299	6.91
General purpose household (5)		26,874		1,814	6.75		28,370		1,834	6.47		32,112		1,900	5.92
Mortgage		3,066		196	6.39		4,086		233	5.70		5,187		276	5.32
Credit cards (3)		3,567		657	18.42		1,559		309	19.82		878		223	25.41

Total Loans (6)		84,867		5,822	6.86		89,786		5,674	6.32		95,583		5,727	5.99

Total average interest-earning assets		112,950		7,520	6.66		120,513		7,235	6.00		127,619		7,209	5.65
Non-interest-earning assets
Cash and cash equivalents		3,818		—	—		4,080		—	—		4,031		—	—
Foreign exchange contracts and derivatives		403		—	—		565		—	—		933		—	—
Premises and equipment		2,171		—	—		2,116		—	—		2,081		—	—
Due from customers on acceptance		426		—	—		379		—	—		346		—	—
Allowance for loan losses		(3,209)		—	—		(2,477)		—	—		(1,557)		—	—
Other non-interest-earning assets (7)		4,034		—	—		4,101		—	—		7,349		—	—

Total average non-interest- earning assets		7,643		—	—		8,764		—	—		13,183		—	—

Total average assets	(Won)	120,593	(Won)	7,520	6.24	(Won)	129,277	(Won)	7,235	5.60	(Won)	140,802	(Won)	7,209	5.12

	Year ended December 31,
	2003					2004					2005
	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost
	(in billions of Won)
Liabilities
Interest-bearing liabilities
Deposits:
Demand deposits	(Won)	20,443	(Won)	136	0.67%	(Won)	19,498	(Won)	106	0.54%	(Won)	21,271	(Won)	42	0.20%
Savings deposits		9,178		294	3.20		10,418		289	2.77		9,795		271	2.77
Certificate of deposit accounts		1,716		75	4.37		4,705		194	4.12		6,931		259	3.73
Other time deposits		48,159		2,178	4.52		50,936		1,949	3.83		52,277		1,898	3.63
Mutual installment deposits		959		60	6.26		859		41	4.77		761		31	4.05

Total deposits		80,455		2,743	3.41		86,416		2,579	2.98		91,035		2,501	2.75
Call money		1,077		35	3.25		1,000		30	3.00		934		29	3.08
Borrowings from the Bank of Korea		1,307		33	2.52		1,292		30	2.32		1,258		25	2.00
Other short-term borrowings		8,024		280	3.49		8,328		213	2.56		9,194		269	2.92
Secured borrowings		4,995		259	5.19		2,415		125	5.18		2,839		114	4.03
Long-term debt		13,157		767	5.83		15,301		831	5.43		16,494		789	4.78

Total average interest-bearing liabilities		109,015		4,117	3.78		114,752		3,809	3.32		121,754		3,727	3.06
Non-interest-bearing liabilities
Demand deposits		2,814		—	—		3,533		—	—		3,704		—	—
Foreign exchange contracts and derivatives		355		—	—		638		—	—		2,733		—	—
Acceptances outstanding		426		—	—		379		—	—		347		—	—
Other non-interest-bearing liabilities		4,069		—	—		5,369		—	—		4,876		—	—

Total average non-interest-bearing liabilities		7,664		—	—		9,919		—			11,660		—	—

Total average liabilities		116,679		4,117	3.53		124,671		3,809	3.06		133,414		3,727	2.79
Average stockholders’ equity		3,914		—	—		4,606		—	—		7,388		—	—

Total average liabilities and stockholders’ equity	(Won)	120,593	(Won)	4,117	3.41	(Won)	129,277	(Won)	3,809	2.95	(Won)	140,802	(Won)	3,727	2.65

(1)	Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori Capital Advisors Asset Management (which was renamed Woori SB Asset Management in February 2006), Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.
(2)	Includes dividends received on securities, as well as cash interest received on non-accruing loans.
(3)	Interest income from credit cards is derived from interest-earning credit card receivables, and consists principally of interest on cash advances and card loans.
(4)	We do not invest in any tax-exempt securities.
(5)	Includes home equity loans.
(6)	Includes non-accrual loans.
(7)	Includes non-interest-earning credit card receivables, principally monthly lump-sum purchase receivables, the entire balances of which are subject to repayment on the following payment due date.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2004 compared to 2003 and 2005 compared to 2004. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2004 vs. 2003 Increase/(decrease) due to changes in						2005 vs. 2004 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won )
Interest-earning assets
Interest-earning deposits in other banks	(Won)	(32)	(Won)	(4)	(Won)	(36)	(Won)	10	(Won)	(1)	(Won)	9
Call loans and securities purchased under resale agreements		3		(6)		(3)		11		11		22
Trading securities		27		(66)		(39)		(10)		5		(5)
Investment securities		200		(259)		(59)		46		(151)		(105)
Loans
Commercial and industrial		276		(4)		272		116		(135)		(19)
Lease financing		(3)		(1)		(4)		(3)		0		(3)
Trade financing		17		(105)		(88)		5		67		72
Other commercial		(19)		(18)		(37)		(21)		(1)		(20)
General purpose household (1)		101		(81)		20		240		(174)		66
Mortgage		65		(28)		37		63		(20)		43
Credit cards		(370)		22		(348)		(135)		49		(86)

Total interest income		265		(550)		(285)		322		(348)		(26)
Interest-bearing liabilities
Deposits
Demand deposits		(5)		(25)		(30)		9		(73)		(64)
Savings deposits		39		(44)		(5)		(18)		0		(18)
Certificate of deposit accounts		131		(12)		119		92		(27)		65
Other time deposits		124		(352)		(228)		53		(104)		(51)
Mutual installment deposits		(6)		(13)		(19)		(5)		(5)		(10)
Call money		(3)		(2)		(5)		(2)		1		(1)
Borrowings from the Bank of Korea		—		(3)		(3)		(1)		(4)		(5)
Other short-term borrowings		11		(78)		(67)		22		34		56
Secured borrowings		(134)		—		(134)		22		(33)		(11)
Long-term debt		125		(61)		64		65		(107)		(42)

Total interest expense		282		(590)		(308)		237		(319)		(82)

Net interest income	(Won)	(17)	(Won)	40	(Won)	23	(Won)	85	(Won)	(29)	(Won)	56

(1)	Includes home equity loans.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 30, 2005, which was (Won)1,010.0 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 26, 2006, the noon buying rate was (Won)942.7 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low		High		Average (1)		Period-End
2001	(Won)	1,234.0	(Won)	1,369.0	(Won)	1,293.4	(Won)	1,313.5
2002		1,160.6		1,332.0		1,242.0		1,186.3
2003		1,146.0		1,262.0		1,193.0		1,192.0
2004		1,035.1		1,195.1		1,139.3		1,035.1
2005		997.0		1,059.8		1,023.8		1,010.0
2006 (through June 26, 2006)
January		958.9		1002.9		981.4		958.9
February		962.0		976.3		969.4		970.9
March		966.8		982.0		974.7		971.4
April		939.6		970.4		952.6		942.8
May		927.4		951.5		940.8		945.3
June (through June 26)		942.7		961.8		954.1		959.2

Source: Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B. Capitalization and Indebtedness

Not Applicable

Item 3C. Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D. Risk Factors

Risks relating to our corporate credit portfolio

The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our loans to small- and medium-sized enterprises increased from (Won)31,560 billion, or 37.3% of our total loans, as of December 31, 2002 to (Won)43,691 billion, or 42.0% of our total loans, as of December 31, 2005. As of December 31, 2005, on a Korean GAAP basis, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were (Won)728 billion, representing 1.8% of such loans to those enterprises. On a Korean GAAP basis, we recorded charge-offs of (Won)212 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2005, compared to charge-offs of (Won)191 billion in 2004. The industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises rose from 2002 through 2004, although these delinquency ratios stabilized somewhat in 2005. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are overdue by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won on a Korean GAAP basis increased from 1.5% as of December 31, 2001 to 2.7% as of December 31,

2004, but decreased to 1.9% as of December 31, 2005. Despite this recent decrease, our delinquency ratio may increase in 2006 as a result of, among other things, adverse economic conditions in Korea and, accordingly, we may be required to take measures to decrease our exposures to these customers. For example, in order to stem rising delinquencies, we decided to restrict further lending to small- and medium-sized enterprises in certain industry sectors, such as real property leasing companies and hotels and restaurants, commencing in mid-2003 and implemented measures in 2004 to limit the loan approval authority of branch managers based on the credit performance of the small- and medium-sized enterprise loans provided by their branches.

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

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse economic conditions in Korea, as well as aggressive marketing and intense competition among banks to lend to this segment, have led to a deterioration in the asset quality of our loans to this segment in the past and such factors may lead to a deterioration of asset quality in the future. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which would have an adverse impact on our financial condition and results of operations. In addition, many small- and medium-sized enterprises have close business relationships with chaebols, primarily as suppliers. Any difficulties encountered by those chaebols would likely hurt the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans. Recently, some chaebols have expanded into China and other countries with lower labor costs and other expenses through relocating their production plants and facilities to such countries, which may have a material adverse impact on such small- and medium-sized enterprises.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, credit-related commitments and other exposures) as of December 31, 2005, nine were to companies that were members of the 30 largest chaebols in Korea. As of that date, the total amount of our exposures to the 30 largest chaebols was (Won)13,176 billion, or 9.3% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2005, our 20 largest exposures to corporate borrowers totaled (Won)12,498 billion, which represented 8.9% of our total exposures. As of that date, our single largest corporate exposure was to the KDIC, to which we had outstanding credits in the form of debt securities of (Won)3,070 billion, representing 2.2% of our total exposures. Aside from exposure to the KDIC and other government-related agencies, our next largest exposure was to Industrial Bank of Korea, to which we had outstanding exposure of (Won)977 billion representing 0.7% of our total exposures. We have made efforts to reduce our outstanding credit exposure to large corporate borrowers, including through asset sales, credit line reductions and credit charge-offs. Any further deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2005, our credit exposures to companies that were in workout, corporate restructuring, composition or corporate reorganization amounted to (Won)673 billion or 0.6% of our total credit exposures, of which (Won)108 billion or 16.1% was classified as substandard or below and all of which was classified as impaired. As of the same date, our allowances for loan losses on these credit exposures amounted to (Won)110 billion, or 16.4% of these exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2005 to companies in workout, restructuring, corporate reorganization or composition amounted to (Won)1,161 billion, or 0.8% of our total exposures.

Risks relating to our consumer credit portfolio

We have been experiencing, and may continue to experience, increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans has grown from (Won)15,173 billion as of December 31, 2001 to (Won)40,364 billion as of December 31, 2005. Our credit card portfolio grew from (Won)5,292 billion as of December 31, 2001 to (Won)6,418 billion as of December 31, 2002, but decreased to (Won)2,128 billion as of December 31, 2004 and to (Won)2,092 billion as of December 31, 2005, as a result of increased charge-offs and our efforts to reduce our credit card exposure. As of December 31, 2005, our consumer loans and credit card receivables represented 38.8% and 2.0% of our total lending, respectively.

The rapid growth in our consumer loan and credit card portfolios in prior years has led to increasing delinquencies and a deterioration in asset quality. Our consumer loans classified as substandard or below increased from (Won)137 billion, or 0.9% of our consumer loan portfolio, as of December 31, 2001 to (Won)378 billion, or 1.0% of our consumer loan portfolio, as of December 31, 2005. We charged off consumer loans amounting to (Won)125 billion in 2005, as compared to (Won)140 billion in 2004, and recorded provisions in respect of consumer loans of (Won)166 billion in 2005, as compared to (Won)145 billion in 2004. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, has increased from (Won)8,237 billion as of December 31, 2001 to (Won)20,183 billion as of December 31, 2005; however, as a percentage of total outstanding consumer loans, such balance decreased from 54.3% as of December 31, 2001 to 50.0% as of December 31, 2005.

In our credit card segment, outstanding balances overdue by 30 days or more increased from (Won)485 billion, or 7.6% of our credit card receivables, as of December 31, 2002 to (Won)938 billion, or 23.7% of our credit card receivables, as of December 31, 2003, but decreased to (Won)136 million and (Won)58 billion, or 6.4% and 2.8% of our credit card receivables, as of December 31, 2004 and 2005, respectively. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans and also replaced a portion of our delinquent credit card account balances with cash advances that are rolled over from month to month. We discontinued the practice of providing such substituted cash advances commencing in September 2003. As of December 31, 2005, these restructured loans amounted to (Won)62 billion, or 3.0% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 5.3% of our credit card balances as of December 31, 2005. We charged off credit card balances amounting to (Won)183 billion in 2005, as compared to

(Won)1,093 billion in 2004, and recorded a reversal of provisions in respect of credit card balances of (Won)63 billion in 2005, as compared to provisions of (Won)43 billion in 2004. Delinquencies may increase in the future as a result of, among other things, adverse economic developments in Korea, difficulties experienced by other credit card issuers that adversely affect our customers, additional government regulation or the inability of Korean consumers to manage increased household debt, as reflected, for example, in the practice among some credit card holders of obtaining multiple credit cards and using cash advances from one card to make payments due on others.

Further deterioration of the asset quality of our consumer loan and credit card portfolios would require us to increase our loan loss provisions and charge-offs and will adversely affect our financial condition and results of operations. Our loan loss provisions in respect of our consumer loan and credit card portfolios, as a percentage of total average consumer loan and credit card balances, decreased from 3.2% in 2002 to 0.3% in 2005, and our charge-offs of non-performing consumer loans and delinquent credit card receivables, as a percentage of total average consumer loan and credit card balances, also decreased from 1.7% in 2002 to 0.8% in 2005.

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

Our success under a financial holding company structure depends on our ability to take advantage of our large existing base of retail and corporate banking customers and to implement a strategy of developing and cross-selling diverse financial products and services to them. As part of this strategy, we have standardized our subsidiaries’ risk management operations (except with respect to credit risk management and operational and business risk management) and plan to develop a group-wide, integrated customer relationship management database. We also plan to continue to diversify our product offerings by, among other things, marketing insurance products and expanding our investment banking and investment trust operations. The continued implementation of these plans may require additional investments of capital, infrastructure, human resources and management attention. This strategy entails certain risks, including the possibility that:

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

Our success under a financial holding company structure depends on our ability to implement our reorganization and integration plan and to realize the anticipated synergies, growth opportunities and cost savings from coordinating and, in certain cases, combining the businesses of our various subsidiaries. As part of this plan, between December 2001 and February 2002 we merged the commercial banking business of Peace Bank of Korea into Woori Bank, converted Peace Bank of Korea into a credit card subsidiary, Woori Credit Card, and transferred the credit card business of Woori Bank to Woori Credit Card. We also transferred the credit card business of Kwangju Bank to Woori Credit Card in March 2003. In light of the deteriorating business performance of Woori Investment Bank and with the objective of restructuring the group platform, we merged Woori Investment Bank with Woori Bank in August 2003. In March 2004, in response to the liquidity problems of Woori Credit Card stemming from the deteriorating asset quality of its credit card portfolio, we merged Woori Credit Card with Woori Bank. Although we currently intend for our commercial banking subsidiaries to continue to operate as separate legal entities within our financial holding company structure and to maintain separate loan origination and other functions, we have standardized our subsidiaries’ risk management operations (except with respect to credit risk management and operational and business risk management). In October and December 2004, we also acquired a 27.3% voting interest in LGIS, a leading domestic securities firm. In March 2005, we merged Woori Securities into LGIS and renamed the surviving entity Woori Investment & Securities, which became an equity method investee. See “Item 4B. Business Overview—Business—Capital Markets Activities—Securities Brokerage.” As part of our business plan, we have also entered into bancassurance marketing arrangements and may enter into joint venture or acquisition transactions in the future. See “Item 4B. Business Overview—Business—Other Businesses—Bancassurance.”

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

An important element of our overall strategy is increasing our fee income in order to diversify our revenue base, in anticipation of greater competition and declining lending margins. Historically, our primary source of revenues has been net interest income from our banking operations. To date, except for credit card, trust management, bancassurance, brokerage and currency transfer fees (including foreign exchange-related commissions) and fees collected in connection with the operation of our investment funds, we have not generated substantial fee income. We intend to develop new sources of fee income as part of our business strategy, including through our investment banking and asset management businesses. Although we, like many other Korean financial institutions, have begun to charge fees to our customers more regularly, customers may prove unwilling to pay additional fees, even in exchange for more attractive value-added services, and their reluctance to do so would adversely affect the implementation of this aspect of our strategy.

We depend on limited forms of funding to fund our operations at the holding company level.

We are a financial holding company with no significant assets other than the shares of our subsidiaries. Our primary sources of funding and liquidity are dividends from our subsidiaries, direct borrowings and issuances of equity or debt securities at the holding company level. In addition, as a financial holding company, we are required to meet certain minimum financial ratios under Korean law, including with respect to liquidity, leverage and capital adequacy. Our ability to meet our obligations to our direct creditors and employees and our other liquidity needs and regulatory requirements at the holding company level depends on timely and adequate distributions from our subsidiaries and our ability to sell our securities or obtain credit from our lenders.

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

In addition, creditors of our subsidiaries will generally have claims that are prior to any claims of our creditors with respect to their assets. Furthermore, our inability to sell our securities or obtain funds from our lenders on favorable terms, or at all, could also result in our inability to meet our liquidity needs and regulatory requirements and may disrupt our operations at the holding company level.

As a holding company, we depend on receiving dividends from our subsidiaries to pay dividends on our common stock.

Since our principal assets at the holding company level are the shares of our subsidiaries, our ability to pay dividends on our common stock largely depends on dividend payments from those subsidiaries. Those dividend payments are subject to the Korean Commercial Code, the Bank Act and regulatory limitations, generally based on capital levels and retained earnings, imposed by the various regulatory agencies with authority over those entities. The ability of our banking subsidiaries to pay dividends is subject to regulatory restrictions to the extent that paying dividends would impair each of their nonconsolidated profitability, financial condition or other cash flow needs. For example:

•	under the Korean Commercial Code, dividends may only be paid out of distributable income, an amount which is calculated by subtracting the aggregate amount of a company’s paid-in capital and certain mandatory legal reserves from its net assets, in each case as of the end of the prior fiscal period;

•	under the Bank Act, a bank also must credit at least 10% of its net profit to a legal reserve each time it pays dividends on distributable income until that reserve equals the amount of its total paid-in capital; and

•	under the Bank Act and the requirements of the Financial Supervisory Commission, if a bank fails to meet its required capital adequacy ratio or otherwise subject to the management improvement measures imposed by the Financial Supervisory Commission, then the Financial Supervisory Commission may restrict the declaration and payment of dividends by that bank.

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

Competition in the Korean financial market has been and is likely to remain intense. Some of the financial institutions that we compete with are larger in terms of asset size and customer base and have greater financial resources or more specialized capabilities than our subsidiaries. In addition, in the area of our core banking operations, most Korean banks have been targeting retail customers and small- and medium-sized enterprises as they scale back their exposure to large corporate borrowers, contributing to some extent to the asset quality deterioration in consumer and small- and medium-sized enterprise loans, and have been focusing on developing fee income businesses, including bancassurance and investment products, as increasingly important sources of revenue. In the area of credit cards, Korean banks and credit card companies have in the past engaged in aggressive marketing activities and made significant investments, contributing to some extent to the asset quality problems recently experienced with respect to credit card receivables. The competition and market saturation resulting from this common focus may make it more difficult for us to secure retail and small- and medium-sized customers with the credit quality and on credit terms necessary to maintain or increase our income and profitability.

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005 and the contemplated acquisition of Korea Exchange Bank by Kookmin Bank in the second half of 2006. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

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

Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet certain financial and business targets on a semi-annual and/or quarterly basis until the end of 2006. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As a result of rising credit card delinquency levels in Korea, Woori Credit Card failed to meet certain financial targets as of June 30, September 30 and December 31, 2003. As a result of these failures, the KDIC imposed penalties on Woori Credit Card, including the termination of certain members of its senior management and the reduction of the compensation of certain others. We merged Woori Credit Card with Woori Bank in March 2004. Kwangju Bank and Kyongnam Bank also failed to meet their respective return on assets target as of December 31, 2003, although they met such target as of March 31, 2004. Due to its merger with Woori Credit Card, Woori Bank also failed to meet its return on assets target and operating profit per employee target as of June 30, 2004. We also failed to meet three of the financial targets as of June 30, 2004, which were return on total assets, expense to revenue ratio, and operating income per employee. The KDIC notified us that we could not improve fringe benefits for our employees (including salaries), and ordered us to devise and report to the KDIC a plan to meet those three financial targets. We negotiated with the KDIC to adjust some of the financial targets applicable to us and our subsidiaries under our memoranda of understanding and, as a result, each of us, Woori Bank, Kyongnam Bank and Kwangju Bank have met all of our financial targets subsequent to such adjustments.

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

We have provided certain assets as collateral in connection with our secured borrowings and could be required to make payments and realize losses in the future relating to those assets.

We have provided certain assets as collateral for our secured borrowings in recent years. These secured borrowings often take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our balance sheet. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. As of December 31, 2005, the aggregate amount of assets we had provided as collateral for our secured borrowings was (Won)2,915 billion. As of that date, we had established allowances of (Won)13 billion in respect of possible losses on those assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets to the extent those payments or recovery shortfalls exceed our allowances.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

From 2000 to 2004, interest rates in Korea declined to historically low levels as the government sought to stimulate economic growth through active rate-lowering measures. Interest rates started to rebound in the second half of 2005 and have stabilized in the first quarter of 2006. Approximately 90.0% of the debt securities our banking subsidiaries hold pay interest at a fixed rate. All else being equal, an increase in interest rates would lead to a decline in the value of traded debt securities. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

Our banking subsidiaries meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2005, approximately 87.3% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In particular, we believe that the recent increases in these short-term deposits were attributable in large part to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of the current low interest rate environment and volatile stock market conditions. Accordingly, a substantial number of these short-term deposit customers may withdraw their funds or fail to roll over their deposits if higher-yielding investment opportunities emerge. In that event, our liquidity position could be adversely affected. Our banking subsidiaries may also be required to seek more expensive sources of short-term and long-term funding to finance our operations.

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

As of December 31, 2005, our banking subsidiaries held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the KDIC, the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) with a total book value of (Won)7,498 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates, which may be significant in light of the current low interest environment, or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that banking subsidiaries could realize in the event we elect to sell these securities. As a result, our banking subsidiaries may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We and our commercial banking subsidiaries may be required to raise additional capital to maintain our capital adequacy ratio or for other reasons, which we or they may not be able to do on favorable terms or at all.

Pursuant to the capital adequacy requirements of the Financial Supervisory Commission, we are required to maintain a minimum requisite capital ratio, which is the ratio of net total equity capital as a percentage of requisite capital, of 100% on a consolidated Korean GAAP basis. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.” In addition, each of our commercial banking subsidiaries is required to maintain a minimum combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. In both cases, Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. In addition, the memoranda of understanding among us, our subsidiaries and the KDIC require us and our subsidiaries to meet specified capital adequacy ratio requirements. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As of December 31, 2005, our capital ratio and the capital adequacy ratios of our subsidiaries exceeded the minimum levels required by both the Financial Supervisory Commission and these memoranda. However, our capital base and capital adequacy ratio or those of our subsidiaries may deteriorate in the future if our or their results of operations or financial condition deteriorates for any reason, or if we or they are not able to deploy their funding into suitably low-risk assets. To the extent that our subsidiaries fail to maintain their capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on them ranging from a warning to suspension or revocation of their licenses.

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

In December 2004, the Financial Supervisory Service announced that it would implement the new Basel Capital Accord, referred to as Basel II, in Korea by the end of 2007. The implementation of Basel II will have a substantial effect on the way risk is measured among Korean financial institutions, including our commercial banking subsidiaries. Building upon the initial Basel Capital Accord of 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk. Basel II also institutes new measures that will require our commercial banking subsidiaries to take into account individual borrower credit risk and operational risk when calculating risk-weighted assets.

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements, while Kyongnam Bank and Kwangju Bank have chosen to use a standard approach. Since Woori Bank will be implementing an internal ratings-based approach for the first time in connection with its implementation of Basel II, its internal rating model may require a significant increase in its capital requirements, which will require it to either improve its asset quality or raise additional capital. See “Item 5A. Operating Results —Overview —New Basel Capital Accord” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

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

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which differ in many respects from standards applicable in other countries, including the United States. As a reporting company registered with the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange, we are subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002. However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the New York Stock Exchange. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in less than satisfactory corporate governance practices or disclosure to investors in certain countries.

Risks relating to government control

The KDIC, which is our controlling stockholder, is controlled by the Korean government and could cause us to take actions or pursue policy objectives that may be against your interests.

The Korean government, through the KDIC, currently owns 78.0% of our outstanding common stock. So long as the Korean government remains our controlling stockholder, it will have the ability to cause us to take actions or pursue policy objectives that may conflict with the interests of our other stockholders. For example, in order to further its public policy goals, the Korean government could request that we participate with respect to a takeover of a troubled financial institution or encourage us to provide financial support to particular entities or sectors. Such actions or others that are not consistent with maximizing our profits or the value of our common stock may have an adverse impact on our results of operations and financial condition and may cause the price of our common stock and ADSs to decline.

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

Risks relating to government regulation and policy

New loan loss provisioning guidelines implemented by the Financial Supervisory Commission may require us to increase our provisioning levels under Korean GAAP, which could adversely affect us.

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

Under the new guidelines, all Korean banks were required to establish systems to calculate their “expected losses” based on their historical losses during 2005. The Financial Supervisory Commission also announced that Korean banks could voluntarily comply with the new loan loss provisioning guidelines commencing in 2005. Specifically, in the second half of 2005, banks that had implemented a credible internal system for evaluating “expected losses” could establish their allowance for loan losses based on their historical losses, so long as the total allowance for loan losses established exceeded the levels required under the asset classification-based provisioning guidelines. Similarly, in the first half of 2006, banks that had implemented a credible system for evaluating “expected losses” could establish their allowance for loan losses based on such expected losses, so long as the total allowance established exceeded required levels. We complied with the new guidelines and implemented a system for evaluating “expected losses” in establishing our allowance for loan losses, which did not result in an increase in our provisions for loan losses under Korean GAAP in 2005. However, full compliance with the new guidelines in 2006 may increase our provisions for loan losses under Korean GAAP compared to previously mandated levels. Any such increase in our provisions for loan losses could have an adverse effect on our reported results of operations and financial condition under Korean GAAP and our reported capital adequacy ratio, which may adversely affect the market price of our common stock and ADSs.

Furthermore, under a recent amendment to the Regulation on the Supervision of the Banking Business, Korean banks must establish allowances in respect of certain unused credit lines as of the date of settlement for such credit lines. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy and Allowances.”

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

The Korean government has also expressed a continuing commitment to stabilize the real estate market and willingness to implement additional measures, as necessary. For example, in 2005 and 2006, the Korean government has:

•	raised the residential property tax applicable to residential properties in cases where such property represents the third or more residential property owned by a single individual;

•	placed a ceiling on the sale price of newly constructed residential properties and, under certain circumstances, required developers to disclose the costs incurred in connection with the construction of such properties;

•	amended the Urban and Residential Environment Improvement Act to require that at least 25% of any increased floor space resulting from the redevelopment of existing residential properties be devoted to the construction of rental residential properties;

•	adopted more stringent guidelines that require financial institutions to impose debt-to-income limits on customers, in addition to the current loan-to-value ratio requirements, in connection with mortgage loans for real estate located in areas of wide-spread real property speculation; and

•	issued unofficial guidance recommending that Korean banks further limit their mortgage and home equity lending.

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

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. From early 1997 until 1999, Korea experienced a significant financial and economic downturn, from which it is widely believed the country has now recovered to a large extent.

The economic indicators in 2003, 2004 and 2005 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Recent developments in the Middle East, including the war in Iraq and its aftermath, higher oil prices, the general weakness of the global economy and the possibility of an outbreak of avian flu in Asia and other parts of the world have increased the uncertainty of global economic prospects in general and may continue to adversely affect the Korean economy for some time. Any future deterioration of the Korean or global economy could adversely affect our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols or their suppliers, and their potential adverse impact on the Korean economy, including as a result of recent investigations relating to unlawful political contributions by chaebols;

•	failure or lack of progress in restructuring of chaebols, the financial industry, including credit card companies, and other large troubled companies;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain chaebols;

•	a slowdown in consumer spending and the overall economy;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including a further increase in oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates and stock markets;

•	deterioration of economic or market conditions in other emerging markets;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of SARS or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea and/or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market price of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty.

In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six-party talks resumed in Beijing, China. A third round of talks were held in June 2004 with an agreement to hold further talks in September, which were postponed. In February 2005, North Korea announced that it possesses nuclear weapons and pulled out of six-party disarmament talks. A two-phased fourth round of six-party talks was held in Beijing, China during the summer and fall of 2005. In September 2005, North Korea agreed in principle to end its nuclear weapons program and the six participating nations signed a draft preliminary accord pursuant to which North Korea agreed to dismantle its existing nuclear weapons, abandon efforts to produce new weapons and readmit international inspectors to its nuclear facilities. Representatives of the six nations reconvened in Beijing in November 2005 for the first phase of the fifth-round of six-party talks, which concluded without further progress being made with respect to the implementation of the draft preliminary accord.

In addition, in October 2004, the United States and Korea agreed to a three-phase withdrawal of approximately one-third of the 37,500 troops stationed in Korea by the end of 2008. By the end of 2005, 8,000 U.S. troops departed Korea in the first and second phases of such withdrawal. According to the plan, the United States would remove an additional 2,000 troops by the end of 2006. In the final phase, another 2,500 U.S. troops would be redeployed by the end of 2008.

Any further increase in tensions, which may occur, for example, if high-level contacts breakdown or military hostilities occur, could have a material adverse effect on our operations and the market value of our common stock and ADSs.

Labor unrest in Korea may adversely affect our operations.

Any future economic downturn in Korea or an increase in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Bank of Korea, the unemployment rate generally decreased from 4.1% in 2000 to 3.1% in 2002, but increased to 3.4% in 2003 and 3.5% in 2004 and 2005. A continued increase in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

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

The KDIC currently owns 628,458,609 shares, or 78.0%, of our outstanding common stock. In the future, the KDIC may choose to sell large blocks of our common stock publicly or privately to a strategic or financial investor, including for the purpose of recovering the public funds it injected into our subsidiaries to recapitalize them. For example, in September 2004, the KDIC sold approximately 45 million of our shares of common stock in a private offering for approximately (Won)324 billion, which constituted 5.7% of our outstanding common stock. Under the Financial Holding Company Act, the KDIC was originally required to dispose of all of its holdings of our common stock by the end of March 2005 but the Korean National Assembly passed a bill to extend the deadline for two years until 2007 and an additiona1 one year extension is possible with the approval of the Public Fund Oversight Committee of the Korean government.

According to the privatization plans announced by the KDIC, the KDIC will seek to dispose of all of its holdings of our common stock through registered or overseas offerings, sales to strategic investors, block sales and other available means, in a manner consistent with its mandate from the Public Fund Oversight Committee of the Korean government to maximize its returns and contribute to the development of the Korean financial industry in connection with such disposal. However, such plans are subject to change depending on market conditions and other factors. Accordingly, we do not know when, how or what percentage of our shares owned by the KDIC will be disposed of, or to whom such shares will be sold. As a result, we cannot predict the impact of such sales on us or our stock prices. Any future sales of our common stock or ADSs in the public market or otherwise by the KDIC, or the possibility that such sales may occur, could depress the prevailing market prices of our common stock and ADSs.

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

Our common stock is listed on the Stock Market Division of the Korea Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the Stock Market Division of the Korea Exchange. The Stock Market Division of the Korea Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and has prescribed a fixed range in which share prices are permitted to move on a daily basis. In the past decade, the Korea Composite Stock Price Index, known as the “KOSPI,” reached a peak of 1,138.75 in 1994 and subsequently fell to a low of 280.00 in 1998. On April 17, 2000, the KOSPI experienced a 93.17 point, or 11.6%, drop, which represented the single largest decrease in the history of the KOSPI. On June 26, 2006, the KOSPI closed at 1,238.05. Like other securities markets, including those in developed countries, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Commercial Banking Operations. The Korean government, through the Financial Supervisory Commission, decided in December 2000 to write down the capital of each of Hanvit Bank (now Woori Bank), Kyongnam Bank, Kwangju Bank and Peace Bank of Korea (which was renamed Woori Credit Card and eventually merged with Woori Bank) to zero. It accomplished this by having the Financial Supervisory Commission issue a capital reduction order with respect to these banks pursuant to its regulatory authority. Under Korean law, the Financial Supervisory Commission has the power to order a distressed financial institution to effect a capital reduction by requiring it either to cancel the whole or a part of the shares held by certain shareholders with or without consideration or to effect a reverse stock-split with respect to the shares owned by certain shareholders. Although the precise requirements of any particular order will vary on a case by case basis, with respect to these banks, the capital reduction order required them to cancel their outstanding shares without providing consideration to shareholders.

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

Our subsidiaries entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC on April 2005. In addition to the new restructuring measures and financial targets, the plan primarily dealt with ways to reduce labor cost and increase employees’ productivity and efficiency in our subsidiaries. Each of Woori Bank, Kyongnam Bank and Kwangju Bank have met its financial targets under the plan. See “—Recent Developments with the KDIC.”

Memorandum of Understanding with the KDIC. In July 2001, we entered into a memorandum of understanding with the KDIC, which included financial targets and a business plan. Under this memorandum, we are required to take all actions necessary (including making dividend payments and share buybacks and cancellations) to return the public funds injected into us by the KDIC, but only to the extent that these actions would not cause a material adverse effect on the contemplated normalization of our operations. To the extent that we fail to perform our obligations, the KDIC is entitled to impose sanctions on our directors and employees, ranging from warnings and wage reductions to suspension or termination of employment. The KDIC can also order us to take remedial measures against those subsidiaries with whom we have entered into separate memoranda of understanding. See “—Memoranda of Understanding with our Subsidiaries.”

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

Pursuant to the terms of this memorandum of understanding, we entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC in April 2005. In addition to the new restructuring measures and financial targets, the plan primarily dealt with ways to increase labor efficiency and to set up a comprehensive financial network for increased synergy among the group members and strengthening our incentive-based management system. We have met all of our financial targets under the plan. See “—Recent Developments with the KDIC.”

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

Subsequent business initiative plans have required Woori Bank to continue these activities and undertake new initiatives.

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

The specified financial targets for 2005 and 2006 that are to be met by Woori Bank, Kyongnam Bank and Kwangju Bank are identical to those imposed by the KDIC on those subsidiaries.

Recent Developments with the KDIC. In April 2005, we and Woori Bank, Kyongnam Bank and Kwangju Bank each entered into a new two-year business normalization plan with the KDIC that included new restructuring measures and financial targets. In addition, the plan primarily dealt with ways to increase labor efficiency and to set up a comprehensive financial network for increased synergy among the group members and strengthening our incentive-based management system. The other terms of the previously agreed memoranda of understanding remain unchanged.

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

	Six-month period ended
	2005				2006
	June		December		June		December
Capital ratio (1)		120%		120%		120%		120%
Return on total assets (2)		0.6		0.7		0.6		0.7
Expense-to-revenue ratio (3)		51.6		50.1		51.3		49.4
Operating income per employee ((Won) million) (4)	(Won)	290	(Won)	300	(Won)	300	(Won)	320
Non-performing loan ratio (5)		2.6%		2.6%		2.6%		2.5%
Holding company expense ratio (6)		0.8		0.7		0.8		0.7

(1)	For a description of how the requisite capital ratio is calculated, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”
(2)	Represents the ratio of net income to total assets.
(3)	Represents the ratio of general and administrative expenses to adjusted operating income. Adjusted operating income represents operating income before loan loss provisions and general and administrative expenses.
(4)	Represents the ratio of adjusted operating income to total number of employees.
(5)	Represents the ratio of total credits classified as substandard or below to total credits.
(6)	Represents the ratio of the holding company’s expenses to adjusted operating income of its subsidiaries.

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

Reorganization and Integration Plan

Following our establishment and our acquisition of our subsidiaries, we developed a reorganization and integration plan designed to reorganize the corporate structure of some of our subsidiaries and integrate our operations under a single management structure. As part of this plan, and after receiving approval from the Financial Supervisory Commission for each of these measures:

•	From December 2001 through February 2002, we restructured Peace Bank of Korea by:

•	splitting off its commercial banking operations and merging them into Woori Bank;

•	changing the name of Peace Bank of Korea to Woori Credit Card; and

•	transferring the credit card operations of Woori Bank to Woori Credit Card. In connection with this transfer, Woori Credit Card acquired all of the existing credit card accounts of Woori Bank but none of the outstanding receivables with respect to such accounts, which remained with Woori Bank.

•	In March 2002, we made Woori Investment Trust Management a direct subsidiary by acquiring all of its outstanding capital stock from Woori Bank.

•	In July 2002, we made Woori Securities a direct subsidiary by acquiring a majority of its outstanding capital stock from Woori Bank.

•	In March 2003, we transferred the credit card operations of Kwangju Bank to Woori Credit Card.

•	In August 2003, we merged Woori Investment Bank with Woori Bank by exchanging Woori Investment Bank’s shares with shares of Woori Bank.

•	In March 2004, we merged Woori Credit Card with Woori Bank. In connection with this merger, Woori Credit Card spun off and transferred to Kwangju Bank all of the existing credit card accounts (but none of the outstanding receivables with respect to such accounts) that Woori Credit Card had previously acquired from Kwangju Bank.

•	In June 2004, we acquired the 39.7% interest in Woori Securities that we did not own, and delisted it from the Stock Market Division of the Korea Exchange in July 2004.

•	In October and December 2004, we acquired an aggregate 27.3% voting interest in LGIS. In March 2005, we merged Woori Securities into LGIS and renamed the surviving entity Woori Investment & Securities, which became an equity method investee.

•	In May 2005, we acquired a 90.0% interest in LG Investment Trust Management, or LGITM, from Woori Investment & Securities and merged Woori Investment Trust Management into LGITM. We renamed the surviving entity Woori Asset Management, which remains a consolidated subsidiary. In July and September 2005, Woori Asset Management reacquired the remaining 10.0% interest from its minority shareholders. In May 2006, we transferred 30.0% of our interest in Woori Asset Management to Credit Suisse. Following this transfer, we renamed the entity Woori Credit Suisse Asset Management.

As part of our overall reorganization and integration plan, we completed our business process re-engineering project in November 2004, aimed at enhancing our marketing capabilities, reducing expenses and improving our warning and monitoring system for our credit portfolio. As a result of our implementation of this project, we have been awarded various patents and other intellectual property rights in connection with the project’s implementation and structure.

In addition, we have implemented a group-wide, standardized risk management system (except with respect to credit risk management and operational and business risk management). We expect to complete this standardization process by the end of 2007.

Furthermore, as part of our integration efforts under the plan:

•	In 2002, we standardized the logo of certain of our subsidiaries, including Woori Bank, Woori Securities and Woori Investment Trust Management.

•	In 2002, Woori Bank streamlined its appropriation procedures for goods and services, and we are in the process of implementing these procedures on a group-wide level to reduce costs.

•	We plan to develop a group-wide, integrated customer relationship management database.

Item 4B. Business Overview

Business

We are Korea’s first financial holding company, and our operations include the second-largest commercial bank in Korea, in terms of total assets (including loans) and deposits. Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, capital markets activities, international banking, asset management and bancassurance. We provide a wide range of products and services to our customers, which mainly comprise individuals and small- and medium-sized enterprises, as well as some of Korea’s largest corporations. As of December 31, 2005, we had consolidated total assets of (Won)154.9 trillion, consolidated total deposits of (Won)104.1 trillion and consolidated stockholders’ equity of (Won)8.3 trillion.

We were established as a financial holding company in March 2001, to consolidate the Korean government’s interest in a number of distressed financial institutions in the wake of the financial crisis in Korea in the late 1990s. Over the past five years, we have succeeded in restructuring our operations by: securing a solid capital base for our banking subsidiaries; improving the quality of our exposure to and our relationships in the large corporate sector; refocusing our lending activities on individual and small- and medium-sized enterprise customers to take advantage of our network of over 980 branches nationwide; expanding our activities in the areas of credit cards, full service brokerage, asset management and bancassurance for our over 16 million retail customers; modernizing and strengthening our credit risk review and management capabilities; working to integrate and cross-sell our products and services; and striving to create a customer- and service-oriented culture that measures and rewards performance.

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

Strong and long standing relationships with corporate customers. Historically the operations of Woori Bank, our largest subsidiary, concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 13 of the 36 largest Korean corporations. Further enhancing our corporate loan portfolio is our growing ability to lend to small- and medium-sized enterprise customers, which numbered approximately 464,000 as of December 31, 2005.

Large and loyal retail customer base. With respect to our consumer banking operations, we have the second-largest deposit base of any Korean commercial bank, and over 16 million retail customers, representing about half of the Korean adult population. Of these customers, more than half are active customers, meaning that they have an account with us with a positive balance or have transacted business with us at least once during the last six months.

Extensive distribution and marketing network. We serve our customers primarily through the second-largest banking network in Korea, comprising over 980 branches and 7,800 ATMs and cash dispensers. Through Woori Bank, we also operate 13 dedicated corporate marketing centers and over 90 relationship managers for our large corporate customers and over 600 relationship professionals stationed at 535 branches for our small- and medium-sized enterprise customers. In addition, we have constructed new Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base. As of December 31, 2005, our consolidated stockholders’ equity totaled (Won)8.3 trillion, and the combined capital adequacy ratio of our banking subsidiaries was 11.3%. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

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

Further improve our asset quality and strengthen our risk management practices. We were one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties. Since 2002, we have entered into joint venture arrangements with several financial institutions to facilitate the disposal of our substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans decreased from 9.8% at December 31, 2001 to 1.4% as of December 31, 2005.

One of our highest priorities is to maintain our strong asset quality and enhance our risk management practices on an ongoing basis. We created a centralized group-wide risk management organization, installed a comprehensive warning and monitoring system, adopted uniform loan loss provisioning policies across all subsidiaries and implemented an advanced credit evaluation system called “CREPIA” at Woori Bank. Since the second half of 2004, Kyongnam Bank has been using an upgraded system based on the Woori Bank system. We expect to upgrade Kwangju Bank’s system by the end of 2006. In addition, we adopted a value at risk, or “VaR,” monitoring system for managing market risk. We intend to vigorously maintain a manageable risk profile and balance that risk profile with adequate returns. We believe that our continuous focus on upgrading our risk management systems and practices will enable us to maintain our strong asset quality, improve our financial performance and enhance our competitiveness.

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

Retail customers. We have segmented our retail customers into four groups: high net worth; mass affluent; middle class; and mass market. We believe we are relatively competitive in our core customer base, which includes mass affluent and middle class customers, and we serve these customers via our team of financial planners in our branches who sell customized higher margin services and products, such as investment advice, mutual funds, insurance, personal loans and securities brokerage services. For our mass market customers, we offer simple, easy-to-understand and relatively more standardized products such as basic deposit and lending products, including mortgage loans, and we encourage the use of alternative distribution channels such as the Internet, phone banking and ATMs by our mass market customers such that we can serve them in a cost efficient manner. We serve our high net worth individuals via branches and dedicated private banking centers staffed with experienced private bankers who offer sophisticated tailored financial services.

Corporate customers. We continuously and vigorously review our portfolio of corporate and small- and medium-sized enterprise customers to refine our database of core accounts and industries in terms of profitability potential. We seek to expand our relationship beyond a pure lending relationship by promoting our foreign exchange, factoring, trade finance and investment banking services to our core small- and medium-sized enterprise customers and cross-selling our investment banking services, derivatives and other risk hedging products, as well as employee retirement products to our core large corporate customers.

We plan to develop a group-wide, integrated customer relationship management database. We believe our integrated and targeted marketing approach will not only increase our wallet share of our existing customers and allow us to attract new customers, but more importantly, enhance our customer profitability.

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

Enhance operational efficiencies to further reduce costs. We intend to improve our operational efficiency and reduce our expenses by integrating our businesses, unifying our business procedures, eliminating duplication, centralizing processes and procurement, implementing continuous automation and migrating to low cost distribution channels. We have standardized the risk management operations (except with respect to credit risk management and operational and business risk management) of Kyongnam Bank and Kwangju Bank with those of Woori Bank. Credit evaluation and approval processes, foreign exchange operations and back-office functions at Woori Bank were removed from branches and centralized at the head office or regional centers in 2003 in order to reduce cost and free up branch staff for marketing.

We believe that the integration of our accounting system will allow us to further eliminate redundant functions and equipment and reducing our long-term expense. In addition, we are continuing our efforts to reduce procurement costs by coordinating and combining procurement activities among our subsidiaries. We believe the completion of the above integration, centralization and procurement projects together with our effort to encourage migration of our mass market customers to low-cost alternative channels will reduce our costs and enhance our operating efficiencies meaningfully.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2003			2004			2005
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans:
Small- and medium-sized enterprise	(Won)	38,831	43.9%	(Won)	40,198	44.4%	(Won)	43,691	13.1%
Large corporate		11,982	13.6		11,600	12.8		13,632	42.0%
Others (1)		3,148	3.6		3,942	4.4		4,268	4.1%

Total	(Won)	53,960	61.1%	(Won)	55,740	61.6%	(Won)	61,591	59.2%

Deposits:
Small- and medium-sized enterprise	(Won)	11,186	12.5%	(Won)	10,948	12.1%	(Won)	12,812	12.3%
Large corporate		16,788	18.9		18,408	20.4		24,249	23.2

Total	(Won)	27,974	31.4%	(Won)	29,357	32.6%	(Won)	37,061	35.5%

Number of borrowers:
Small- and medium-sized enterprise		157,902			160,391			189,052
Large corporate		555			784			1,097

(1)	Includes loans to governmental agencies, foreign loans and other corporate loans.

Corporate loans we provide consist principally of the following:

•	working capital loans, which are loans used for general working capital purposes, typically with a maturity of one year or less, including notes discounted and trade finance; and

•	facilities loans, which are loans to finance the purchase of materials, equipment and facilities, typically with a maturity of three years or more.

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

Small- and Medium-Sized Enterprise Banking

Small- and medium-sized enterprises generally comprise those companies and personal businesses that we do not classify as large corporate customers. Under the Small and Medium Industry Basic Act of Korea, the general criteria used to define small- and medium-sized enterprises is the number of full-time employees (less than 300), paid-in capital (not more than (Won)8 billion) or sales revenues (not more than (Won)30 billion), depending on the industry, but in each case the number of full-time employees must be less than 1,000. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As a result of our efforts to target this growing market segment, our loan exposure to small- and medium-sized enterprises has increased from 52.3% of our total corporate loans as of December 31, 2001 to 70.9% as of December 31, 2005. As of December 31, 2005, 33.2% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 16.3% were extended to borrowers in the retail and wholesale industry and 7.9% were extended to borrowers in the hotel and transportation industry.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship professionals, as well as through the branches and headquarters of Kyongnam Bank and Kwangju Bank. As of December 31, 2005, Woori Bank had stationed one or more relationship professionals at 535 branches, approximately half of which were located in the Seoul metropolitan area. Of these 535 branches, 31 were designated as small- and medium-sized enterprise support branches and staffed with more senior relationship professionals. The relationship professionals specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2005, Woori Bank had a total of 616 small- and medium-sized enterprise relationship professionals stationed at its branches.

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

Industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises rose from 2002 through 2004, although these delinquency ratios stabilized somewhat in 2005. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are over due by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won on a Korean GAAP basis increased from 1.5% as of December 31, 2001 to 2.7% as of December 31, 2004, but decreased to 1.9% as of December 31, 2005. On a Korean GAAP basis, we charged off (Won)212 billion of our Won-denominated loans to small- and medium-sized enterprises in 2005. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

Lending Activities. We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2005, working capital loans and facilities loans accounted for 80.5% and 13.3%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2005, we had approximately 189,000 small- and medium-sized enterprise borrowers.

As of December 31, 2005, secured loans and loans guaranteed by a third party accounted for 63.4% and 25.3%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2005, approximately 69.9% of the secured loans were secured by real estate and 10.1% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of ten years.

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

Pricing. We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. At Woori Bank, lending rates are generally determined using our automated CREPIA system. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2005, about two-thirds of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

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

In terms of our outstanding loan balance, as of December 31, 2005, 60.1% of our large corporate loans were extended to borrowers in the manufacturing industry, 10.7% were extended to borrowers in the retail and wholesale industry and 5.5% were extended to borrowers in the hotel and transportation industry.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate marketing centers and relationship managers. Woori Bank operates 13 dedicated corporate marketing centers, 12 of which are located in the Seoul metropolitan area. Each center is staffed with several relationship managers and headed by a senior relationship manager. Depending on the center, each relationship manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2005, Woori Bank had a total of 93 relationship managers who focus on marketing to and managing the accounts of large corporate customers.

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

Lending Activities. We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2005, working capital loans and facilities loans accounted for 40.4% and 5.7%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2005, secured loans and loans guaranteed by a third party accounted for 20.3% and 32.8%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for loan losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2005, approximately 71.4% of the secured loans were secured by real estate and approximately 15.3% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

We evaluate creditworthiness and collateral for our loans to corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing. We determine the pricing of our loans to corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2005, about one-third of these loans had interest rates that varied with reference to current market interest rates.

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

Woori Bank classifies its consumer banking customers based on their individual net worth and contribution to our consumer banking operations, into four groups: high net worth; mass affluent; middle class; and mass market. We differentiate our products, services and service delivery channels with respect to these segments, and expect to be able to make use of a group-wide, integrated customer relationship management database to further target our marketing and cross-selling efforts based on this segmentation. With respect to the high net worth and mass affluent segments, we have established private banking operations to better service customers in these segments. See “—Private Banking Operations.” With respect to the middle class segment, we intend to use our branch-level sales staff to maximize the overall volume of products and services we provide. With respect to the mass market segment, we have focused on increasing our operating efficiency by encouraging customers to migrate to low-cost alternative service delivery channels, such as the Internet, call centers, mobile banking and ATMs. Kyongnam Bank and Kwangju Bank have segmented their customers into similar groups.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2003			2004			2005
	Amount		% of Total Loans	Amount		% of Total Loans	Amount		% of Total Loans
	(in billions of Won, except percentages)
General purpose household loans	(Won)	12,765	14.4%	(Won)	14,175	15.7%	(Won)	20,183	19.4%
Mortgage and home equity loans		17,592	19.9		18,127	20.0		20,181	19.4

Total	(Won)	30,357	34.4%	(Won)	32,302	35.7%	(Won)	40,364	38.8%

Our consumer loans consist of:

•	general purpose household loans, which are loans made to customers for any purpose (other than mortgage and home equity loans), and include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts with us in excess of the amount in such accounts up to a limit established by us; and

•	mortgage loans, which are loans made to customers to finance home purchases, construction, improvements or rentals, and home equity loans, which are loans made to customers secured by their homes to ensure loan repayment.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2005, approximately (Won)12,989 billion, or 64.4% of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years, and the amount of such loans has been steadily declining. As of December 31, 2005, this amount was approximately (Won)4 billion.

Pricing. The interest rates on our consumer loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived internally, which reflects our internal cost of funding, further adjusted to account for the borrower’s credit score and our opportunity cost) or a fixed rate that reflects those same costs and expenses, but taking into account interest rate risks. Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. At Woori Bank, lending rates are generally determined by our automated CREPIA system. The applicable interest rate is determined at the time of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2005, approximately 88.8% of our general purpose household loans had floating interest rates.

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

As of December 31, 2005, approximately 78.7% of our mortgage and home equity loans were secured by residential or other property, 1.8% of our mortgage and home equity loans were guaranteed by the government housing-related funds and 19.5% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). Since a relatively low percentage of our mortgage and home equity loan portfolio is secured by collateral, we may be required to establish larger allowances for loan losses with respect to any such loans that become non-performing. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” One reason that a relatively high percentage of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2005, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of (Won)3,939 billion. For the year ended December 31, 2005, the average initial loan-to-value ratio of our mortgage and home equity loans was approximately 56.2%, compared to 62.5% for the year ended December 31, 2004.

Pricing. The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2005, approximately 91.6% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

In 2002, we launched our private banking operations within Woori Bank, Kyongnam Bank and Kwangju Bank. These operations currently aim to service our high net worth and mass affluent retail customers who individually maintain a deposit balance of at least (Won)30 million with us. As of December 31, 2005, we had over 263,000 customers who qualified for private banking services, representing 1.6% of our total retail customer base. Of our total retail customer deposits of (Won)51,173 billion as of December 31, 2005, high net worth and mass affluent customers accounted for 55.0%.

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

Woori Bank has 237 branches that offer private banking services. These branches are staffed by 288 private bankers and almost all of the branches are located in metropolitan areas, including Seoul. Kyongnam Bank and Kwangju Bank operate one and two dedicated private banking centers, respectively. Both banks also offer private banking services through a select number of branches. As of December 31, 2005, 74 private bankers were dispersed over 62 Kyongnam Bank branches and 38 private bankers were dispersed over 38 Kwangju Bank branches that provided private banking services.

We operate two “financial products department stores” in Seoul, which function as regular branches as well as wealth management advisory centers. Through these “department stores,” we offer and market a variety of financial products and services, including credit cards, foreign currency products, bonds, stocks and insurance policies. These “department stores” employ 23 specialists in the areas of tax, real estate and fund products. They are also dedicated to offering comprehensive wealth management consulting services for high net worth customers.

Deposit-Taking Activities

As of December 31, 2005, we were the second-largest deposit holder on a combined basis (not adjusted for overlap) among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was (Won)48,631 billion, (Won)45,375 billion and (Won)51,173 billion as of December 31, 2003, 2004 and 2005, respectively, which constituted 54.6%, 50.4% and 49.1%, respectively, of the balance of our total deposits.

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

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2005:

Time Deposits	Demand Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit
53.15%	26.47%	12.17%	0.64%	7.57%

We offer varying interest rates on our deposit products depending on market interest rates as reflected in average funding costs, the rate of return on our interest-earning assets and the interest rates offered by other commercial banks. Generally, the interest payable is the highest on installment deposits and decreases with certificate of deposit accounts and time deposits and savings deposit accounts receiving relatively less interest, and demand deposits accruing little or no interest.

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

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay an annual premium of 0.1% of our average deposits and, for the year ended December 31, 2005, our banking subsidiaries paid an aggregate of (Won)134 billion.

Branch Network and Other Distribution Channels

Our commercial banking subsidiaries had a total of 987 branches in Korea as of December 31, 2005, which on a combined basis, was the second-most extensive network of branches among Korean commercial banks. In Korea, consumer transactions are generally conducted in cash or with credit cards, and conventional checking accounts generally are not offered. Recently, demand for mutual funds and other asset management products as well as bancassurance products have been rising. These products require extensive sales force and customer interaction to sell, further emphasizing the need for an extensive branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct most of their transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of our branch network in Korea as of December 31, 2005:

	Woori Bank		Kyongnam Bank		Kwangju Bank		Total
	Number	% of Total	Number	% of Total	Number	% of Total	Number	% of Total
Area
Seoul	375	50.6%	3	2%	3	2.5%	381	38.6%
Five largest cities (other than Seoul)	123	16.6	7	6	77	65.3	207	21.0
Other	243	32.8	118	92	38	32.2	399	40.4

Total	741	100.0%	128	100%	118	100.0%	987	100.0%

Our Woori Bank branches are concentrated in the Seoul metropolitan area, while our Kyongnam Bank and Kwangju Bank branches are located mostly in the southeastern and southwestern regions of Korea, respectively, providing extensive overall nationwide coverage.

As part of our overall reorganization and integration plan, we completed our business process re-engineering project in November 2004, aimed at enhancing our marketing capabilities, reducing expenses and improving our warning and monitoring system of our credit portfolio. See “Item 4A. History and Development of the Company—History—Reorganization and Integration Plan.”

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. The following table presents the number of ATMs and cash dispensers we had as of December 31, 2005:

	ATMs	Cash Dispensers
Woori Bank	3,487	2,970
Kyongnam Bank	360	384
Kwangju Bank	286	385

Total	4,133	3,739

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

Woori Bank

	For the year ended December 31,
	2003		2004		2005
ATMs (1):
Number of transactions (millions)		335		326		333
Fee income (billions of Won)	(Won)	35	(Won)	36	(Won)	34
Telephone banking:
Number of users		3,323,220		3,739,279		4,131,770
Number of transactions (millions)		122		119		118
Fee income (billions of Won)	(Won)	14	(Won)	13	(Won)	14
Internet banking:
Number of users		3,246,396		3,892,755		2,793,322
Number of transactions (millions)		498		651		915
Fee income (billions of Won)	(Won)	52	(Won)	68	(Won)	63

Kyongnam Bank

	For the year ended December 31,
	2003		2004		2005
ATMs (1):
Number of transactions (millions)		55		52		53
Fee income (billions of Won)	(Won)	2	(Won)	2	(Won)	2
Telephone banking:
Number of users		461,163		511,971		568,804
Number of transactions (millions)		20		20		22
Fee income (billions of Won)	(Won)	2	(Won)	2	(Won)	2
Internet banking:
Number of users		207,591		242,158		275,875
Number of transactions (millions)		33		43		52
Fee income (billions of Won)	(Won)	1	(Won)	1	(Won)	1

Kwangju Bank

	For the year ended December 31,
	2003		2004		2005
ATMs (1):
Number of transactions (millions)		52		52		39
Fee income (billions of Won)	(Won)	5	(Won)	6	(Won)	7
Telephone banking:
Number of users		366,585		517,370		479,969
Number of transactions (millions)		24		18		18
Fee income (billions of Won)	(Won)	1	(Won)	1	(Won)	2
Internet banking:
Number of users		334,295		458,125		444,395
Number of transactions (millions)		23		33		36
Fee income (billions of Won)	(Won)	1	(Won)	1	(Won)	1

(1)	Includes cash dispensers.

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

We also provide mobile banking services to our customers, which is available to all our Internet-registered users. These services allow our customers to complete selected banking transactions through major Korean telecommunications networks using their cellular phones or other mobile device. Since March 2004, we have entered into strategic alliances with SK Telecom, KT Freetel and LG Telecom to provide a wide-range of services through mobile phones, including bill payment services and credit card services. In addition, we entered into strategic alliances with Woori Investment & Securities, SK Securities, Meritz Securities, Hanwha Securities and Dong Yang Investment Bank to provide “M-Stock service,” which is a service that enables mobile phone users to execute transactions with respect to listed securities in Korea. From July 2004, our electronic bill presentation and payment system was implemented to provide our customers with the ability to pay taxes, maintenance fees and other public fees electronically.

Credit Cards

We offer credit card products and services to consumers and corporate customers in Korea. In March 2004, we merged our credit card subsidiary, Woori Credit Card, with Woori Bank. Prior to the merger, we operated our credit card business principally through Woori Credit Card, to which we transferred the credit card operations of Woori Bank in February 2002 and the credit card operations of Kwangju Bank in March 2003. As of December 31, 2005, Woori Bank’s market share based on transaction volume was approximately 5.3%, which ranked Woori Bank as the sixth largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card.

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

The following tables set forth certain data relating to our credit card operations as of the dates or for the period indicated:

	As of or for the year ended December 31,
	2003						2004						2005
	Woori Card (1)(2)		Kyongnam Bank BC Card		Kwangju Bank Visa Card (3)		Woori Card (1)(4)		Kyongnam Bank BC Card		Kwangju Bank Visa Card (5)		Woori Card(1)(4)		Kyongnam Bank BC Card		Kwangju Bank Visa Card (5)
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		5,018		316		292		4,853		342		296		5,308		417		331
Corporate accounts		124		16		15		126		19		10		141		24		16

Total		5,142		332		307		4,979		361		306		5,449		441		347

Number of merchants (at year end) (thousands of merchants)		341		62		98		238		59		40		236		57		57
Active ratio (6)		54.20%		42.49%		100%		37.40%		39.13%		81.70%		44.09%		41.81%		50.90%
Credit card interest and fees
Installment and cash advance interest	(Won)	715	(Won)	25	(Won)	5	(Won)	343	(Won)	16	(Won)	7	(Won)	285	(Won)	14	(Won)	8
Annual membership fees		16		1		—		23		1		—		6		—		—
Merchant fees		241		19		2		137		19		8		189		23		14
Other fees		122		5		10		67		5		4		42		3		3

Total	(Won)	1,094	(Won)	50	(Won)	17	(Won)	570	(Won)	41	(Won)	19	(Won)	522	(Won)	40	(Won)	25

Charge volumes
General purchase	(Won)	6,851	(Won)	529	(Won)	117	(Won)	4,990	(Won)	580	(Won)	397	(Won)	7,231	(Won)	708	(Won)	500
Installment purchase		2,953		208		21		1,179		197		73		1,814		197		78
Cash advance		17,462		587		99		4,453		336		225		5,435		286		206
Card loan		70		30		55		2		8		—		4		3		—

Total	(Won)	27,336	(Won)	1,354	(Won)	292	(Won)	10,624	(Won)	1,121	(Won)	695	(Won)	14,484	(Won)	1,194	(Won)	784

Outstanding balances (at year end)
General purchase	(Won)	581	(Won)	62	(Won)	7	(Won)	524	(Won)	81	(Won)	41	(Won)	642	(Won)	95	(Won)	47
Installment purchase		872		55		1		461		47		20		482		46		23
Cash advance		1,440		49		1		596		34		25		605		33		21
Card loan		822		24		1		289		9		1		95		3		—

Total	(Won)	3,715	(Won)	190	(Won)	10	(Won)	1,870	(Won)	171	(Won)	87	(Won)	1,824	(Won)	177	(Won)	91

Average outstanding balances
General purchase	(Won)	691	(Won)	60	(Won)	18	(Won)	568	(Won)	75	(Won)	29	(Won)	632	(Won)	92	(Won)	48
Installment purchase		1,354		76		19		528		50		17		462		45		20
Cash advance		2,890		83		21		680		40		21		640		5		24
Card loan		685		18		12		537		17		—		173		6		—

Total	(Won)	5,621	(Won)	237	(Won)	70	(Won)	2,313	(Won)	182	(Won)	67	(Won)	1,907	(Won)	178	(Won)	92

Delinquency ratios (7)
Less than 1 month		11.23%		2.41%		2.40%		2.20%		0.84%		1.61%		5.54%		1.87%		3.86%
From 1 month to 3 months		6.72		2.58		2.64		2.30		0.99		1.15		1.20		0.68		0.96
From 3 months to 6 months		13.81		3.96		2.51		3.96		1.36		1.35		1.30		0.71		0.65
Over 6 months		2.89		0.28		7.42		0.42		0.36		4.46		0.36		0.66		0.77

Total		34.65%		9.23%		14.97%		8.88%		3.55%		8.57%		8.40%		3.92%		6.24%

Non-performing loan ratio (8)		16.70%		4.24%		9.93%		4.38%		1.72%		5.81%		1.66%		1.37%		1.42%
Charge-offs (gross)	(Won)	1,257	(Won)	58	(Won)	20	(Won)	1,027	(Won)	23	(Won)	7	(Won)	168	(Won)	8	(Won)	7
Recoveries		13		4		—		96		3		—		94		4		—

Net charge-offs	(Won)	1,245	(Won)	55	(Won)	20	(Won)	931	(Won)	20	(Won)	7	(Won)	74	(Won)	4	(Won)	7

Gross charge-off ratio (9)		22.37%		24.47%		28.37%		44.40%		12.64%		10.45%		8.81%		3.93%		6.52%
Net charge-off ratio (10)		22.14%		23.00%		28.37%		40.25%		10.99%		10.45%		3.88%		2.25%		6.52%

(1)	Consists of credit cards issued by Woori Credit Card, Woori Bank and BC Cards and Visa cards issued through the BC Card consortium.
(2)	From March 2003, includes the credit card operations transferred from Kwangju Bank. The credit card operations of Kwangju Bank were transferred to Woori Credit Card in March 2003, but did not include outstanding credit card receivables at the date of transfer.
(3)	Reflects information for the credit card operations of Kwangju Bank prior to their transfer to Woori Credit Card in March 2003, as well as for the outstanding credit card receivables at the date of the transfer that were retained by Kwangju Bank.
(4)	From April 2004, excludes the credit card accounts previously acquired from Kwangju Bank (but not the outstanding credit card receivables relating to such accounts) which were spun off and transferred back to Kwangju Bank by Woori Credit Card in March 2004 prior to Woori Credit Card’s merger with Woori Bank.
(5)	From April 2004, includes the former Kwangju Bank credit card accounts (but not the outstanding credit card receivables relating to such accounts) which were spun off and transferred back to Kwangju Bank by Woori Credit Card in March 2004 prior to Woori Credit Card’s merger with Woori Bank.
(6)	Represents the ratio of accounts used at least once within the last 12 months to total accounts as of the end of the relevant year.
(7)	Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans or replaced with substituted cash advances, and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans and substituted cash advances, outstanding balances overdue by 30 days or more accounted for 5.3% of our credit card receivables as of December 31, 2005.
(8)	Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans or replaced with substituted cash advances, in each case that were classified as normal or precautionary as of December 31, 2003, 2004 and 2005:

	As of December 31,
	2003		2004		2005
	(in billions of Won)
Restructured loans	(Won)	635	(Won)	43	(Won)	62
Substituted cash advances		2		—		—

If such restructured loans and substituted cash advances had been included, the non-performing loan ratio for our credit card operations would have been as follows:

	As of or for the year ended December 31,
	2003			2004			2005
	Woori Card	Kyongnam Bank BC Card	Kwangju Bank Visa Card	Woori Card	Kyongnam Bank BC Card	Kwangju Bank Visa Card	Woori Card	Kyongnam Bank BC Card	Kwangju Bank Visa Card
	(in billions of Won, unless indicated otherwise)
Non-performing loan ratio	33.46%	12.36%	9.93%	6.33%	5.02%	6.63%	2.23%	1.79%	1.67%

(9)	Represents the ratio of gross charge-offs for the year to average outstanding balances for the year. Under U.S. GAAP, our charge-off policy is to charge off balances which are more than six months past due (including previously delinquent credit card balances restructured into loans or replaced with substituted cash advances that are more than six months overdue from the point at which the relevant balances were so restructured or replaced), except for those balances with a reasonable probability of recovery. The following table shows, as of the dates indicated, the outstanding amounts of restructured loans and substituted cash advances greater than six months past due from the initial delinquency date:

	As of December 31,
	2003		2004		2005
	(in billions of Won)
Restructured loans greater than six months past due from the initial delinquency date and not charged off	(Won)	50	(Won)	49	(Won)	6
Substituted cash advances greater than six months past due from the initial delinquency date and not charged off		271		—		—

Total	(Won)	321	(Won)	49	(Won)	6

(10)	Represents the ratio of net charge-offs for the year to average outstanding balances for the year.

We offer a diverse range of credit card products within our various brands. Factors that determine which type of card a particular cardholder may receive include net worth, age, location, income level and the particular programs or services that may be associated with a particular card. Targeted products that we offer include:

•	cards that offer additional benefits, such as frequent flyer miles and award program points that can be redeemed for services, products or cash;

•	gold cards, platinum cards and other preferential members’ cards that have higher credit limits and provide additional services;

•	corporate and affinity cards that are issued to employees or members of particular companies or organizations; and

•	revolving credit cards and cards that offer travel services and insurance.

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans commencing in 2002. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of (Won)1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a downpayment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2005, the total amount of our restructured loans was (Won)62 billion (which also included revolving loans and installment loans). Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances. In addition, in line with industry practice, we have in the past agreed with selected cardholders to replace their delinquent credit card balances with cash advances that are rolled over from month to month. We discontinued this practice commencing in September 2003.

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

We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2005, we charged merchants an average of 2.54% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services, investment banking and securities brokerage.

In September 2004, our board approved a plan to buy a significant voting interest in LG Investment & Securities Co., or LGIS, which had been previously held by LG Card, in order to expand our brokerage and investment banking businesses. The plan provided for our purchase of approximately 26 million shares of LGIS for approximately (Won)298 billion, or approximately (Won)11,500 per share. This purchase was completed in December 2004 and was part of the financial rescue package for LG Card. Prior to such purchase, in October 2004, we purchased seven million shares of LGIS in the Korean stock market for approximately (Won)55 billion. As a result, as of December 31, 2004, we owned a 27.3% voting interest in LGIS, which became an equity method investee.

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

In March 2005, we merged Woori Securities into LGIS, and received 0.654 LGIS share for one Woori Securities share. We also renamed the surviving entity Woori Investment & Securities, which became an equity method investee and, as of the date of the merger, had a capital base of (Won)786 billion, 151 branches within Korea and in other countries and approximately 2,500 employees. The merger was approved by the shareholders of each of Woori Securities and LGIS in extraordinary meetings of shareholders of the respective companies in March 2005. As a result of the merger, we currently own a 35.1% voting interest in Woori Investment & Securities. As of December 31, 2005, Woori Investment & Securities had consolidated total assets of (Won)9 trillion, consolidated total liabilities of (Won)7 trillion and consolidated total shareholders’ equity of (Won)2 trillion, on a Korean GAAP basis. For the nine-month period ended on December 31, 2005, Woori Investment & Securities generated consolidated revenues of (Won)1,107 billion and consolidated net income of (Won)200 billion, on a Korean GAAP basis.

Securities Investment and Trading

Through Woori Bank and Woori Investment & Securities (which is an equity method investee and whose operations are therefore not included in the figures presented below for 2005) and, to a lesser extent, Kyongnam Bank and Kwangju Bank, we invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2005, our investment portfolio, which consists of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of (Won)32,000 billion and represented 20.7% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2005, we held debt securities with a total book value of (Won)30,609 billion, of which:

•	held-to-maturity debt securities accounted for (Won)9,638 billion, or 31.5%;

•	available-for-sale debt securities accounted for (Won)17,284 billion, or 56.5%; and

•	trading debt securities accounted for (Won)3,687 billion, or 12.0%.

Of these amounts, as of December 31, 2005, debt securities issued by the Korean government and government agencies amounted to (Won)8,188 billion, or 85.0%, of our held-to-maturity debt securities, (Won)11,105 billion, or 60.7%, of our available-for-sale debt securities, and (Won)1,726 billion, or 42.4%, of our trading debt securities.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange. As of December 31, 2005:

•	equity securities in our available-for-sale portfolio had a book value of (Won)640 billion, or 3.5%, of our available-for-sale portfolio; and

•	equity securities in our trading portfolio had a book value of (Won)293 billion, or 7.2%, of our trading portfolio.

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

The following tables show, as of the dates indicated, the gross unrealized gains and losses within our investment securities portfolio and the amortized cost and fair value of the portfolio by type of investment security:

	As of December 31, 2003
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	6,592	(Won)	45	(Won)	(19)	(Won)	6,618
Corporate		2,697		73		(13)		2,757
Financial institutions		2,234		17		(3)		2,248
Mortgage backed securities		72		1		(1)		72
Foreign governments		42		—		—		42

Subtotal		11,637		136		(36)		11,737
Equity securities		192		96		(8)		280
Beneficiary certificates (1)		384		8		(1)		391

Total available-for-sale securities	(Won)	12,213	(Won)	240	(Won)	(45)	(Won)	12,408

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	8,466	(Won)	343	(Won)	(6)	(Won)	8,803
Corporate		490		2		—		492
Financial institutions		806		4		(2)		808
Foreign governments		39		1		—		40

Total held-to-maturity securities	(Won)	9,801	(Won)	350	(Won)	(8)	(Won)	10,143

	As of December 31, 2004
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	6,308	(Won)	57	(Won)	7	(Won)	6,358
Corporate		3,308		77		3		3,382
Financial institutions		1,976		13		—		1,989
Mortgage backed securities		65		—		—		65
Foreign governments		50		—		—		50

Subtotal		11,707		147		10		11,844
Equity securities		199		204		2		401
Beneficiary certificates (1)		58		3		4		57

Total available-for-sale securities	(Won)	11,964	(Won)	354	(Won)	16	(Won)	12,302

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	7,567	(Won)	318		—	(Won)	7,885
Corporate		213		34		—		247
Financial institutions		561		6		—		567
Mortgage backed securities		20		—		—		20
Foreign governments		45		—		—		45

Total held-to-maturity securities	(Won)	8,406	(Won)	358		—	(Won)	8,764

	As of December 31, 2005
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	11,108	(Won)	15	(Won)	18	(Won)	11,105
Corporate		3,571		45		31		3,585
Financial institutions		2,449		9		5		2,453
Mortgage backed securities		92		—		—		92
Foreign governments		49		—		—		49

Subtotal		17,269		69		54		17,284
Equity securities		191		449		—		640
Beneficiary certificates (1)		359		6		—		365

Total available-for-sale securities	(Won)	17,819	(Won)	524	(Won)	54	(Won)	18,289

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	8,188	(Won)	31	(Won)	60	(Won)	8,159
Corporate		73		9		—		82
Financial institutions		1,274		1		7		1,268
Mortgage backed securities		48		—		—		48
Foreign governments		55		1		—		56

Total held-to-maturity securities	(Won)	9,638	(Won)	42	(Won)	67	(Won)	9,613

(1)	Beneficiary certificates are instruments that are issued by and represent an ownership interest in an investment trust. Investment trusts, which operate like mutual funds in the United States, are managed by investment trust management companies and invest in portfolios of securities and/or other financial instruments, such as certificates of deposit. See “—Asset Management—Investment Trust Management.” Beneficiary certificates give the holder beneficial rights to both the relevant investment trust and the trust property in which the investment trust has invested.

For a discussion of our risk management policies with respect to our securities trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers, primarily through Woori Bank and Woori Investment & Securities (which is an equity method investee and whose operations are therefore not included in the figures presented below for 2005). Our trading volume was (Won)27,114 billion in 2003, (Won)52,432 billion in 2004 and (Won)71,149 billion in 2005, respectively. Our net trading revenue from derivatives and foreign exchange spot contracts for the years ended December 31, 2003, 2004 and 2005 was (Won)67 billion, (Won)77 billion and (Won)150 billion, respectively.

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

Our derivatives operations focus on addressing the needs of our corporate clients to hedge their risk exposure and on hedging our risk exposure resulting from such client contracts. We also engage in derivatives trading activities to hedge the interest rate and foreign currency risk exposure that arises from our own assets and liability positions. Most of these hedging-purpose derivatives contracts, however, do not qualify for hedge accounting under U.S. GAAP and are consequently treated as trading derivatives and the changes in value are reflected in our income statements for the relevant periods. In addition, we engage in proprietary trading of derivatives and arbitrage through Woori Investment & Securities, such as index options and futures within our regulated open position limits, for the purpose of generating capital gains.

The following shows the estimated fair value of derivatives and foreign exchange spot contracts we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2003				2004				2005
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Foreign exchange spot contracts	(Won)	1	(Won)	2	(Won)	3	(Won)	4	(Won)	13	(Won)	13
Foreign exchange derivatives		218		271		1,227		1,236		609		535
Interest rate derivatives		223		178		168		169		120		189
Equity derivatives		26		11		22		218		73		602
Credit derivatives (1)		1		11		—		1		—		—

Total	(Won)	469	(Won)	473	(Won)	1,420	(Won)	1,628	(Won)	815	(Won)	1,339

(1)	Our total exposure under credit derivatives outstanding was US$60 million as of December 31, 2005. In connection with such credit derivatives, we accept credit exposure with respect to foreign currency-denominated corporate debt instruments held by counterparties by guaranteeing payments under such instruments, subject to our overall credit limits with respect to the applicable issuers.

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

In June 2006, Woori Investment & Securities entered into an alliance with ABN AMRO to share financial techniques and financial systems relating to the over-the-counter derivatives market.

For a discussion of our risk management policies with respect to our derivatives trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank and Woori Investment & Securities, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2005, we were involved in asset securitization transactions with an initial aggregate issue amount of (Won)5,571 billion and generated total fee income under Korean GAAP of approximately (Won)40 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

We engage in investment banking activities in Korea through Woori Bank and Woori Investment & Securities. Through Woori Investment & Securities, we underwrite equity and debt securities offerings in the Korean capital markets, either as lead manager or a member of an underwriting syndicate and provide mergers and acquisitions and financial advisory services. In 2005, Woori Investment & Securities generated investment banking revenue under Korean GAAP of approximately (Won)21 billion, consisting primarily of underwriting fee income from securities offerings. In addition, through Woori Bank, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions advisory services. In 2005, Woori Bank generated investment banking revenue of approximately (Won)129 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services.

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

Securities Brokerage

We provide securities brokerage services through Woori Investment & Securities. Our activities include brokerage services relating to stocks, futures, options and debt instruments (such as commercial paper). As of December 31, 2005, Woori Investment & Securities had 134 branches. We also provide securities brokerage services through the Internet and through HTS via the following systems: W-on Trading, W-on Stox and X-Trade, Web-Trading and Q-Trading. In 2005, Woori Investment & Securities generated fee income under Korean GAAP of approximately (Won)382 billion through its securities brokerage activities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2003		2004		2005
	(in millions of US$)
Total foreign currency assets	US$	14,331	US$	14,135	US$	14,634
Foreign currency borrowings
Call money		286		162		109
Secured borrowings		964		407		—
Long-term borrowings		3,190		3,604		3,314
Short-term borrowings		3,467		4,462		5,505

Total foreign currency borrowings	US$	7,907	US$	8,635	US$	8,929

The table below sets forth our overseas subsidiaries and branches currently in operation as of December 31, 2005.

Business Unit (1)	Location
Subsidiaries
Woori America Bank	United States
P.T. Bank Woori Indonesia	Indonesia
Branches, Agencies and Representative Offices
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Beijing Branch	China
Hong Kong Branch	China
Shanghai Branch	China
Shenzhen Branch	China
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Hanoi Branch	Vietnam
Gaeseong Industrial Complex Branch	North Korea
New York Agency	United States
Los Angeles Agency	United States
Ho Chi Minh City Representative Office	Vietnam
Moscow Representative Office	Russia

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

In addition, Woori America Bank currently operates 14 branches in New York, New Jersey, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$813 million as of December 31, 2005 and net income of US$10 million in 2005. In September 2003, Woori America Bank acquired and merged with Panasia Bank N.A. in the United States from National Penn Bancshares Inc. for US$34.5 million in cash. Panasia Bank was established in 1993 as the first Asian-American owned lender in the United States and was one of the largest banks specializing in service to the Korean-American community in the eastern United States.

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

In July 2003, Woori Bank entered into a memorandum of understanding with the Industrial and Commercial Bank of China to undertake a joint marketing effort to corporate clients who are expanding their business potential in the region, as well as to promote information exchange between the two institutions.

Asset Management

In May 2005, we purchased a 90.0% direct ownership interest in LGITM from LGIS, at a purchase price of (Won)73 billion. We subsequently merged Woori Investment Trust Management, our wholly-owned asset management subsidiary, into LGITM and renamed the surviving entity Woori Asset Management, which remains a consolidated subsidiary. In July and September 2005, Woori Asset Management reacquired the remaining 10.0% interest from its minority shareholders. In May 2006, we transferred 30.0% of our interest in Woori Asset Management to Credit Suisse. Following this transfer, we renamed the entity Woori Credit Suisse Asset Management.

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

We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Money trust management is currently the largest source of our fee income. Fees that we received for our trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation), net of expenses, amounted to (Won)45 billion in 2003, (Won)40 billion in 2004 and (Won)13 billion in 2005.

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

The following table shows the balances of our money trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate performance trusts on which we do not guarantee principal or interest, due to the fact that the assets invested are not our assets but customer assets and that our customers bear the risk of loss:

	As of December 31,
	2003		2004		2005
	(in billions of Won)
Principal and interest guaranteed trusts	(Won)	12	(Won)	13	(Won)	14
Principal guaranteed trusts		1,574		1,934		1,896
Performance trusts		4,538		3,465		4,330

Total	(Won)	6,124	(Won)	5,412	(Won)	6,241

The trust assets we manage consist principally of investment securities and loans made from the trusts. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2005, under Korean GAAP, our money trusts had invested in securities with an aggregate book value of (Won)4,906 billion, which accounted for 78.62% of our money trust assets. Debt securities accounted for (Won)2,296 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2005, equity securities held by our money trusts amounted to (Won)442 billion on a Korean GAAP basis, which accounted for approximately 2.9% of our money trust assets. Of this amount, (Won)250 billion was from specified money trusts and the remaining (Won)164 billion was from money trusts over which we had investment discretion.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2005, under Korean GAAP, our money trusts had made loans in the aggregate principal amount of (Won)127 billion (excluding loans to our banking operations of (Won)1,063 billion), which accounted for approximately 0.8% of our money trust assets. Because we act as trustee, loans by money trusts are made at our discretion and are subject to the same credit approval process as loans from our banking operations. As of December 31, 2005, substantially all of the loans from our money trusts were collateralized or guaranteed.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. In 2005, we made no such payments.

The Indirect Investment Asset Management Business Act, which applies to unspecified money trust account products, took effect in January 2004. Under that law, unless a bank qualified as an asset management company by July 2004, it cannot offer unspecified money trust products (except under certain limited circumstances). See “—Supervision and Regulation—Trust Business.” As a result, commencing in July 2004, we ceased offering unspecified money trust products through our banking subsidiaries and transferred the unspecified money trust operations of those subsidiaries (other than outstanding balances, which they will continue to manage until the withdrawal of the relevant money trust deposits by customers) to Woori Asset Management (currently named Woori Credit Suisse Asset Management).

Property Trusts. Through Woori Bank and Kyongnam Bank, we also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly receivables (including those securing asset-backed securities), real property and securities, but can also include movable property such as artwork. Under these arrangements, we render escrow or custodial services for the property in question and collect fees in return.

In 2005, our property trust fees ranged from 0.05% to 1.0% of total assets under management, depending on the type of trust account product. As of December 31, 2005, the balance of our property trusts totaled (Won)8,761 billion.

The property trusts also are not consolidated within our U.S. GAAP financial statements.

Investment Trust Management

Through Woori Credit Suisse Asset Management, we offer securities investment trust products to our customers and manage the funds invested by them in investment trusts. The investment trust products we offer generally take the form of beneficiary certificates evidencing an ownership interest in a particular investment trust. We currently offer four different types of investment trust products, including:

•	equity funds, where equity securities or equity-linked securities consist of 60% or more of their assets;

•	bond funds, where fixed income securities consist of 60% or more of their assets;

•	hybrid funds, the assets of which include both fixed income and equity securities with no minimum requirement to hold either type of security; and

•	money market funds, which invest mostly in short-term financial products, such as call loans, commercial paper and certificates of deposit.

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

The following table shows the balances of our investment trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets:

	As of December 31,
	2003		2004		2005
	(in billions of Won)
Equity funds	(Won)	338	(Won)	185	(Won)	736
Bond funds		1,989		2,742		3,263
Hybrid funds		1,324		1,163		1,311
Money market funds		1,667		1,881		6,770

Total	(Won)	5,318	(Won)	6,339	(Won)	12,962

We receive fees for our investment trust management services consisting of:

•	management fees in connection with establishing, operating and managing the investment trust;

•	sales fees in connection with selling trust assets and/or interests in the trust; and

•	trustee fees in connection with administering the trust and its securities portfolio.

These fees are calculated by multiplying the daily net asset value of the trust by a percentage provided in the trust documentation. Fees accrue on a daily basis and are paid out as expenses periodically.

Fees from our investment trust management services amounted to (Won)12 billion in 2003, (Won)17 billion in 2004 and (Won)19 billion in 2005. Fee levels changed by investment trust management companies have been declining in recent years due to increasing competition and market saturation.

Although our current customer base consists mainly of institutional investors, we have been seeking to market our investment trust products to retail customers through our consumer banking network. We believe that significant opportunities exist for us to enhance our asset management skills and risk asset management techniques through our joint venture arrangement with Credit Suisse, and to leverage our existing base of consumer banking customers to cross-sell our investment trust products, especially in light of our enhanced investment trust management capabilities and reputation as a result of our acquisition and integration of LGITM. We intend to expand our investment trust management operations to take advantage of these opportunities, with a view to increasing our fee income and further diversifying our revenue base. We also intend to focus on the development of new products tailored to particular customer segments, including those that would be attractive to our private banking customers.

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank, we act as a trustee for approximately 1,085 securities investment trusts. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2005, our fee income from such services was (Won)6.1 billion.

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

As a result, since 2001 we have been concentrating on improving the asset quality of our merchant banking operations by disposing of non-performing assets through asset sales to KAMCO and to various special purpose companies formed as a result of joint ventures with several financial institutions. See “—Assets and Liabilities—Asset Quality of Loans—Sales of Non-Performing Loans.”

We merged Woori Investment Bank with Woori Bank in August 2003 in order to reduce our costs and take advantage of potential synergies with Woori Bank’s corporate banking activities.

Management of National Housing Fund

In November 2002, we were selected to manage the operations of the National Housing Fund, together with two other financial institutions. The National Housing Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2005, outstanding housing loans from the National Housing Fund amounted to approximately (Won)50 trillion, of which we originated approximately (Won)6 trillion. The activities of the National Housing Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing Fund.

In return for managing the operations of the National Housing Fund we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. In February 2003, the Ministry of Construction and Transportation amended the method of calculating these fees. The fund raising fee is based on the number of National Housing Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing Fund loans and the number of National Housing Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing Fund. In 2005, we received total fees of approximately (Won)26 billion for managing the National Housing Fund compared to approximately (Won)19 billion in 2004.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori Bank, Kyongnam Bank and Kwangju Bank, we currently market a wide range of bancassurance products in connection with a revision to existing regulations in 2003 that liberalized the bancassurance market in Korea. The revision has allowed us to offer insurance products commencing in September 2003. In 2005, we generated fee income of approximately (Won)79 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. Woori Bank has entered into bancassurance marketing arrangements with 20 insurance companies, including Samsung Life Insurance, Samsung Fire and Marine Insurance, Korea Life Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plan to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base.

Private Equity

In October 2005, we established Woori Private Equity Co., Ltd. with the aim of strengthening our principal investment operations. Woori Private Equity will make long-term and strategic investments in buyout target companies, as well as actively involving itself in their management. This would involve identifying potential investees suffering from inefficient management and effecting financial restructuring and strategic reorientation in those investees so as to enhance their enterprise value. We expect Woori Private Equity’s operations to provide us with greater investment opportunities and a new source of business for other related segments, especially corporate banking. Currently, Woori Private Equity plans to set up a fund by the end of June 2006, the size of which is expected to reach approximately (Won)340 billion.

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

Competition in the Korean financial market has been and is likely to remain intense. In particular, in the area of our core banking operations, most Korean banks have been targeting retail customers and small- and medium-sized enterprises as they scale back their exposure to large corporate borrowers, contributing to some extent to the asset quality deterioration in consumer and small- and medium-sized loans, and have been focusing on developing fee income businesses, including bancassurance, as increasingly important sources of revenue. In the area of credit cards, Korean banks and credit card companies have in the past engaged in aggressive marketing activities and made significant investments, contributing to some extent to the asset quality problems recently experienced with respect to credit card receivables.

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005 and the contemplated acquisition of Korea Exchange Bank by Kookmin Bank in the second half of 2006. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. See “Item 3D. Risk Factors—Risks relating to competition.”

Assets and Liabilities

The tables below and accompanying discussions provide selected financial highlights regarding our assets and liabilities on a consolidated basis.

Loan Portfolio

As of December 31, 2005, the balance of our total loan portfolio was (Won)104,130 billion, a 15.1% increase from (Won)90,489 billion as of December 31, 2004. As of December 31, 2005, 90.2% of our total loans were Won-denominated loans and 9.8% of our total loans were denominated in other currencies. Of the (Won)10,255 billion of foreign currency-denominated loans as of that date, approximately 24.1% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank makes foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses.

Loan Types

The following table presents loans by type as of the dates indicated. Totals include past due amounts:

	As of December 31,
	2001		2002		2003		2004		2005		2005
	(in billions of Won)										(%)
Domestic:
Corporate:
Commercial and industrial	(Won)	25,363	(Won)	33,717	(Won)	40,642	(Won)	42,445	(Won)	47,232	45.4%
Lease financing		630		310		222		132		75	0.1
Trade financing		6,048		6,562		6,922		7,073		7,172	6.9
Other commercial		5,812		5,466		4,254		4,270		4,727	4.5

Total corporate		37,853		46,055		52,040		53,920		59,206	56.9
Consumer:
General purpose household (1)		14,026		23,315		26,758		27,618		34,906	33.5
Mortgage		1,147		2,451		3,599		4,684		5,458	5.2

Total consumer		15,173		25,766		30,357		32,302		40,364	38.7
Credit cards		5,292		6,418		3,964		2,128		2,092	2.0

Total domestic		58,318		78,239		86,361		88,350		101,662	97.6
Foreign:
Corporate:
Commercial and industrial	(Won)	1,821	(Won)	1,811	(Won)	1,884	(Won)	1,730	(Won)	2,316	2.2
Trade financing		976		96		63		104		76	0.1

Total corporate		2,797		1,907		1,947		1,834		2,392	2.3
Consumer		77		80		84		305		76	0.1

Total foreign		2,874		1,987		2,031		2,139		2,468	2.4
Total gross loans		61,192		80,226		88,392		90,489		104,130	100.0
Less: Unearned income		(96)		(40)		(26)		(14)		(7)	0.0

Total loans	(Won)	61,096	(Won)	80,186	(Won)	88,366	(Won)	90,475	(Won)	104,123	100.0%

(1)	Includes home equity loans.

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

20 Largest Exposures by Borrower

As of December 31, 2005, our exposures to our 20 largest borrowers totaled (Won)12,498 billion and accounted for 8.9% of our total exposures. The following table sets forth our total exposures to those borrowers as of that date:

Company (credit rating) (2)	Loans				Equity Securities		Debt Securities		Guarantees and acceptances		Credit derivatives	Total exposures		Collateral		Amounts classified as substandard or below (1)
	Won Currency		Foreign Currency
	(in billions of Won)
Korea Deposit Insurance Corporation (3)	(Won)	26		—		—	(Won)	3,044		—	—	(Won)	3,070		—	—
Korea Development Bank (3)		41		—		—		1,158		—	—		1,199	(Won)	27	—
Industrial Bank of Korea (AAA)		395		—	(Won)	2		580		—	—		977		—	—
Samsung Electronics (AAA)		70	(Won)	826		35		—	(Won)	13	—		944		—	—
LG Card (A)		135		—		399		95		4	—		633		—	—
Korea Gas Corp. (AAA)		—		—		1		599		—	—		600		—	—
Standard Chartered First Bank of Korea (AAA)		1		—		—		543		—	—		544		—	—
LG Electronics (AA-)		83		371		2		15		27	—		498		—	—
Hyosung Corporation (A-)		63		124		—		138		125	—		450		80	—
Hankook Tire (A+)		66		222		1		—		91	—		380		5	—
Kia Motors (AA-)		3		226		3		104		33	—		369		—	—
National Federation of Fisheries Cooperatives (AA)		—		150		—		206		—	—		356		90	—
Kookmin Bank (AAA)		113		—		4		236		—	—		353		14	—
Hyundai Heavy Industries (A-)		—		—		3		—		346	—		349		—	—
LG Chem (AA)		13		237		1		—		71	—		322		1	—
Shinhan Bank (AA)		36		—		—		282		—	—		318		—	—
Samsung Card (AA-)		90		201		—		15		4	—		310		—	—
Samsung Corporation (A+)		130		71		4		23		54	—		282		130	—
SK Networks (C)		126		17		34		66		36	—		279		5	—
Incheon International Airport Corporation		100		—		—		165		—	—		265		—	—

Total	(Won)	1,491	(Won)	2,445	(Won)	489	(Won)	7,269	(Won)	804	—	(Won)	12,498	(Won)	352	—

(1)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.
(2)	Credit ratings from one of the following domestic credit rating agencies in Korea as of December 31, 2005: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings, as S&P and Moody’s credit ratings were unavailable.
(3)	Credit ratings unavailable.

As of December 31, 2005, ten of these top 20 borrowers were companies belonging to the 30 largest chaebols in Korea. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

As of December 31, 2005, we had total exposures of (Won)279 billion to SK Networks (formerly SK Global), all of which were classified as impaired under U.S. GAAP. In March 2003, the principal creditor banks of SK Networks commenced corporate restructuring procedures against SK Networks after the company publicly announced that its financial statements had understated its debt by (Won)1 trillion and overstated its profits by (Won)1.5 trillion in its financial statements. This admission resulted from a government investigation of a number of SK Group companies for unlawful stock transactions and accounting fraud, as a result of which 10 directors and officers of SK Group companies were indicted. In November 2003, SK Networks underwent a capital reduction and sold approximately (Won)1 trillion of its assets as part of its restructuring plan, and SK Corporation approved a (Won)850 billion debt-for-equity swap. SK Networks is currently under the joint management of its domestic creditors in accordance with its restructuring plan. In addition, in November 2003, Woori Bank and the ten other creditor banks to SK Networks received a warning from the Financial Supervisory Service for failing to provide accurate exposure information to the external auditors of SK Networks in connection with their audit of that company. The Financial Supervisory Service also issued a warning to Woori Securities and another Korean brokerage firm in connection with their involvement in assisting SK Networks to raise funds by issuing commercial paper. As of December 31, 2005, our allowance against our loans and guarantees to SK Networks was (Won)30 billion, or 16.7% of the aggregate principal amount of our loans and guarantees to SK Networks.

Exposure to Chaebols

As of December 31, 2005, 9.3% of our total exposure was to the 30 largest chaebols in Korea. The following table shows, as of December 31, 2005, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans				Equity securities		Debt securities		Guarantees and acceptances		Credit derivatives	Total exposures		Collateral		Amount classified as precautionary or below (1)		Amounts classified as substandard or below (1)
Chaebol	Won currency		Foreign currency
	(in billions of Won)
Samsung	(Won)	670	(Won)	1,450	(Won)	213	(Won)	118	(Won)	238	—	(Won)	2,688	(Won)	133		—	—
Hyundai Motors		569		572		11		300		156	—		1,608		23	(Won)	1	—
LG		238		909		15		74		226	—		1,462		1		138	—
SK		205		132		26		26		71	—		461		5		162	—
Hanjin		44		104		4		19		18	—		190		11		—	—
Lotte		178		58		—		174		10	—		420		7		—	—
Hanhwa		369		117		1		10		58	—		555		168		—	—
KT		22		5		21		20		1	—		69		—		—	—
Dongbu		158		89		2		—		68	—		318		177		—	—
Doosan		108		349		1		46		83	—		587		185		—	—

Total	(Won)	2,561	(Won)	3,785	(Won)	294	(Won)	787	(Won)	928	—	(Won)	8,358	(Won)	710	(Won)	301	—

(1)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2005, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of total lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance
	(in billions of Won)
Industry
Manufacturing	(Won)	23,675	38.4%
Retail and wholesale		9,044	14.7
Hotel, leisure or transportation		4,622	7.5
Government and government agencies		97	0.2
Construction		4,827	7.8
Financial and insurance		2,130	3.5

Other		17,196	27.9

Total	(Won)	61,591	100.0%

Loan Concentration by Size of Loans

The following tables show, as of December 31, 2005, the aggregate balances of our loans by outstanding loan amount:

Corporate

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Commercial and industrial loans
Up to (Won)100 million	(Won)	5,215	5.0%
Over (Won)100 million to (Won)1 billion		21,028	20.2
Over (Won)1 billion to (Won)10 billion		10,517	10.1
Over (Won)10 billion to (Won)50 billion		6,970	6.7
Over (Won)50 billion to (Won)100 billion		1,685	1.6
Over (Won)100 billion		1,817	1.8

Sub-total		47,232	45.4

Lease financing loans
Up to (Won)100 million		—	—
Over (Won)100 million to (Won)1 billion		11	—
Over (Won)1 billion to (Won)10 billion		47	0.1
Over (Won)10 billion to (Won)50 billion		10	—
Over (Won)50 billion to (Won)100 billion		—	—
Over (Won)100 billion		—	—

Sub-total		68	0.1

Trade financing loans
Up to (Won)100 million		1,300	1.3
Over (Won)100 million to (Won)1 billion		3,228	3.1
Over (Won)1 billion to (Won)10 billion		2,115	2.0
Over (Won)10 billion to (Won)50 billion		529	0.5
Over (Won)50 billion to (Won)100 billion		—	—
Over (Won)100 billion		—	—

Sub-total		7,172	6.9

Other commercial loans
Up to (Won)100 million		589	0.5
Over (Won)100 million to (Won)1 billion		1,860	1.8
Over (Won)1 billion to (Won)10 billion		1,241	1.2
Over (Won)10 billion to (Won)50 billion		712	0.7
Over (Won)50 billion to (Won)100 billion		325	0.3
Over (Won)100 billion		—	—

Sub-total		4,727	4.5

Foreign commercial and industrial loans
Up to (Won)100 million		54	0.1
Over (Won)100 million to (Won)1 billion		321	0.3
Over (Won)1 billion to (Won)10 billion		986	0.9
Over (Won)10 billion to (Won)50 billion		854	0.8
Over (Won)50 billion to (Won)100 billion		101	0.1
Over (Won)100 billion		—	—

Sub-total		2,316	2.2

Foreign trade financing loans
Up to (Won)100 million		6	—
Over (Won)100 million to (Won)1 billion		14	—
Over (Won)1 billion to (Won)10 billion		23	—
Over (Won)10 billion to (Won)50 billion		33	0.1
Over (Won)50 billion to (Won)100 billion		—	—
Over (Won)100 billion		—	—

Sub-total		76	0.1

Consumer

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
General purpose household loans (1)
Up to (Won)10 million		3,775	3.6
Over (Won)10 million to (Won)50 million		11,311	10.8
Over (Won)50 million to (Won)100 million		7,894	7.6
Over (Won)100 million to (Won)500 million		10,510	10.1
Over (Won)500 million to (Won)1 billion		944	0.9
Over (Won)1 billion		472	0.5

Sub-total		34,906	33.5

Mortgage loans
Up to (Won)10 million		29	—
Over (Won)10 million to (Won)50 million		998	0.9
Over (Won)50 million to (Won)100 million		2,110	2.0
Over (Won)100 million to (Won)500 million		2,212	2.1
Over (Won)500 million to (Won)1 billion		109	0.1

Sub-total		5,458	5.2

Credit cards
Up to (Won)10 million		1,929	1.9
Over (Won)10 million to (Won)50 million		91	0.1
Over (Won)50 million to (Won)100 million		13	—
Over (Won)100 million		59	—

Sub-total		2,092	2.0

Foreign consumer loans
Up to (Won)10 million		1	—
Over (Won)10 million to (Won)50 million		1	—
Over (Won)50 million to (Won)100 million		4	—
Over (Won)100 million to (Won)500 million		42	0.1
Over (Won)500 million to (Won)1 billion		11	—
Over (Won)1 billion to (Won)5 billion		17	—
Over (Won)5 billion		—	—

Sub-total		76	0.1

Total	(Won)	104,123	100.0%

(1)	Includes home equity loans.

Maturity Analysis

The following table sets out, as of December 31, 2005, the scheduled maturities (time remaining until maturity) of our loan portfolio. The amounts disclosed are before deduction of allowance for loan losses:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate
Commercial and industrial	(Won)	34,755	(Won)	9,436	(Won)	3,041	(Won)	47,232
Lease financing		36		32		—		68
Trade financing		7,169		3		—		7,172
Other commercial		3,210		733		784		4,727

Total corporate		45,170		10,204		3,825		59,199

Consumer
General purpose household (1)		20,519		8,480		5,907		34,906
Mortgage		2,166		3,093		199		5,458
Credit cards		1,929		71		92		2,092

Total consumer		24,614		11,644		6,198		42,456

Total domestic		69,784		21,848		10,023		101,655
Foreign
Corporate
Commercial and industrial		1,421		471		424		2,316
Lease financing		—		—		—		—
Trade financing		76		—		—		76
Other commercial		—		—		—		—

Total corporate		1,497		471		424		2,392
Consumer:
Other consumer		1		2		73		76

Total foreign		1,498		473		497		2,468

Total loans	(Won)	71,282	(Won)	22,321	(Won)	10,520	(Won)	104,123

(1)	Includes home equity loans.

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

Interest Rates

The following table shows, as of December 31, 2005, the total amount of our loans due after one year, that have fixed interest rates and variable or adjustable interest rates:

	Domestic		Foreign		Total
	(in billions of Won)
Fixed rate (1)	(Won)	6,117	(Won)	145	(Won)	6,262
Variable or adjustable rates (2)		25,754		825		26,579

Total loans	(Won)	31,871	(Won)	970	(Won)	32,841

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

For credit-related commitments, we establish allowances using the same method we use to establish allowances for our loans.

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

Foregone interest is the interest due on non-accrual loans that we have not accrued in our books. If we had not foregone interest on our non-accrual loans, we would have recorded gross interest income of (Won)470 billion, (Won)308 billion and (Won)211 billion for 2003, 2004 and 2005, respectively, on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2003, 2004 and 2005 was (Won)236 billion, (Won)148 billion and (Won)109 billion, respectively.

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

	As of December 31,
	2001						2002						2003						2004						2005
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	3,086	(Won)	80	(Won)	3,166	(Won)	1,889	(Won)	91	(Won)	1,990	(Won)	1,732	(Won)	143	(Won)	1,875	(Won)	1,202	(Won)	2	(Won)	1,204	(Won)	1,026	(Won)	11	(Won)	1,037

Consumer (1)		624		—		624		2,506		—		2,506		2,336		—		2,336		1,763		—		1,763		1,485		1		1,486

Sub-total		3,710		80		3,790		4,405		91		4,496		4,068		143		4,211		2,965		2		2,967		2,511		12		2,523
Accruing loans which are contractually past due one day or more as to principal or interest (2)
Corporate		306		—		306		270		1		271		26		—		26		28		—		28		34		—		34
Consumer		68		—		68		36		—		36		16		—		16		20		—		20		47		—		47

Sub-total		374		—		374		306		1		307		42		—		42		48		—		48		81		—		81

Total	(Won)	4,084	(Won)	80	(Won)	4,164	(Won)	4,711	(Won)	92	(Won)	4,803	(Won)	4,110	(Won)	143	(Won)	4,253	(Won)	3,013	(Won)	2	(Won)	3,015	(Won)	2,592	(Won)	12	(Won)	2,604

(1)	Includes credit card balances of (Won)329 billion, (Won)702 billion, (Won)1,304 billion, (Won)216 billion and (Won)95 billion as of December 31, 2001, 2002, 2003, 2004 and 2005, respectively.
(2)	Includes accruing loans that are contractually past due 90 days or more in the amount of (Won)250 billion, (Won)4 billion, (Won)4 billion and (Won)3 billion as of December 31, 2001, 2003, 2004 and 2005, respectively.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated. In line with industry practice, we have restructured a portion of our delinquent credit card balances as loans and substituted cash advances commencing in 2002. We discontinued the practice of providing such substituted cash advances commencing in September 2003.

	Normal			1-3 months			3-6 months			More than 6 months			Total
As of December 31,	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
2002	(Won)	77,676	96.9%	(Won)	684	0.8%	(Won)	421	0.5%	(Won)	1,405	1.8%	(Won)	80,186	100.0%
2003		86,194	97.5		623	0.7		956	1.1		593	0.7		88,365	100.0
2004		88,697	98.1		541	0.6		547	0.6		690	0.7		90,475	100.0
2005		102,833	98.8		335	0.3		325	0.3%		630	0.6		104,123	100.0

Credit Exposures to Companies in Workout, Restructuring, Corporate Reorganization or Composition

Workout is a voluntary procedure through which we, together with borrowers and other creditors, restructure a borrower’s credit terms. Between 1998 and 2001, we joined with other financial institutions in Korea in establishing and implementing voluntary workout procedures. On July 18, 2001, the National Assembly of Korea adopted the Corporate Restructuring Promotion Act, which became effective in September 2001 and expired on December 31, 2005. The Corporate Restructuring Promotion Act replaced the previously established workout procedures. The Act applied to more than 420 financial institutions in Korea, which included commercial banks, insurance companies, investment trust companies, securities companies, merchant banks, the KDIC and KAMCO. Under the Corporate Restructuring Promotion Act, all creditor financial institutions of a financially troubled borrower were required to participate in a creditors’ committee to prepare a restructuring plan. The approval of creditor financial institutions holding not less than 75% of the total debt outstanding of a borrower (as well as 75% of the total outstanding secured debt, if the restructuring plan includes debt restructuring) finalized the borrower’s restructuring plan, including debt restructuring and provision of additional funds. Once approved, the plan was also binding on all the creditor financial institutions of the borrower. Any creditor financial institution that disagreed with the final restructuring plan approved by the creditors’ committee had the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting creditor financial institution failed to come to an agreement on the terms of purchase, a coordination committee consisting of seven experts would be set up to resolve the matter. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio.” The Korean government is currently in the process of amending the Corporate Restructuring Promotion Act to extend its effective term. The Korean government has announced that if it does not extend the effective term of the Corporate Restructuring Promotion Act, it would adopt a voluntary system similar to the restructuring procedures under the Corporate Restructuring Promotion Act.

Korean law has also provided for corporate reorganization proceedings and composition proceedings, both of which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. That restructuring plan is subject to court approval. Corporate reorganization and composition proceedings differ in two principal ways. First, in a corporate reorganization, the court appoints a receiver who has the power, subject to court supervision, to conduct all of the company’s business and manage all of the company’s property and assets. In composition, however, the company’s existing management continues to manage the company and negotiate on its behalf with its major creditors to solve what will generally be interpreted as a temporary insolvency problem. Second, in corporate reorganization, any creditor whose claim against the company arose before the corporate reorganization proceeding began, whether secured or unsecured, may only enforce those claims in the manner and to the extent provided for in the reorganization plan. If a creditor intends to participate in a reorganization plan, it must file its claim with the court within a period fixed by the court. In composition, however, secured creditors are not subject to the composition plan, and are entitled to foreclose on their collateral outside the scope of the composition proceeding. To the extent that a secured creditor has any uncollected deficiency after it forecloses on its collateral, it may then participate in the composition proceeding as an unsecured creditor with respect to that balance.

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

The Law Concerning Credit Restoration and Bankruptcy was enacted on March 31, 2005 and became effective on March 31, 2006. Accordingly, each of the Company Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act was abolished. The Law Concerning Credit Restoration and Bankruptcy contains notable changes to previously existing corporate reorganization and composition procedures, including nullification of the composition procedures previously in place and the modification of reorganization procedures, whereby existing management would continue to oversee a company’s reorganization process (except that the court would be empowered to appoint a third-party receiver under certain circumstances). Notwithstanding this legislative change, any composition or company reorganization proceedings that were pending at the time the new law became effective will continue to be governed under the Composition Act and the Company Reorganization Act, respectively.

A portion of our loans to and debt securities of corporate customers are currently in workout or restructuring. As of December 31, 2005, (Won)633 billion, or 0.5%, of our total loans and debt securities were in workout or restructuring. This included (Won)598 billion of loans to and debt securities of large corporate borrowers in workout or restructuring and (Won)35 billion of loans to and debt securities of small- and medium-sized enterprises in workout or restructuring, which represented 94.5% and 5.5% of our loans to and debt securities of such customers and 0.5% and 0.03% of our total loans and debt securities, respectively. Currently, a specialized unit in each of our banking subsidiaries manages their workout or restructured loans. At Woori Bank, for example, the Credit Management and Collection Center manages its workout and restructured loans. Upon approval of a workout or restructuring plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout or restructuring, corporate reorganization or composition, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for loan losses.

The following table shows, as of December 31, 2005, our ten largest exposures that were in workout or restructuring, including composition or court receivership:

	Loans				Equity Securities		Debt Securities		Guarantees and Acceptances		Credit Derivatives	Total Exposures		Collateral		Amounts Classified as Substandard or Below (2)		Allowance
Company (credit rating) (1)	Won Currency		Foreign Currency
	(in billions of Won)
Hyundai Engineering & Construction (A)		—	(Won)	9	(Won)	261	(Won)	10	(Won)	38	—	(Won)	318	(Won)	22		—		—
SK Networks (C)	(Won)	126		17		34		66		36	—		279		5		—	(Won)	30
Daewoo Electronics Corp. (3)		50		41		7		—		20	—		118		50		—		15
Hyundai Corporation (CCC)		—		65		30		—		—	—		95		—		—		17
Daewoo Precision Industries (3)		60		2		13		—		3	—		78		—		—		—
Ssangyong Corporation (B-)		14		2		21		—		13	—		50		—		—		2
Saehan Media (C)		—		29		—		—		11	—		40		24		—		6
Daerim Corporation (C)		11		6		18		—		1	—		35		11	(Won)	16		—
Saehan Industries (C)		—		9		16		—		—	—		25		—		—		—
Shinwoo Co., Ltd. (C)		—		9		2		9		3	—		24		6		—		—

Total	(Won)	261	(Won)	189	(Won)	402	(Won)	85	(Won)	125	—	(Won)	1,062	(Won)	118	(Won)	16	(Won)	70

(1)	Credit rating as of December 31, 2005, from one of the following Korean credit agencies: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings.
(2)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.
(3)	Credit rating unavailable.

Troubled Debt Restructurings

The following table presents, as of the dates indicated, our loans that are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2001					2002						2003						2004						2005
	Domestic		Foreign	Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign	Total
	(in billions of Won)
Loans not included in “non-accrual and past due loans” which are classified as “troubled debt restructurings”	(Won)	3,476	—	(Won)	3,476	(Won)	1,286	(Won)	2	(Won)	1,288	(Won)	363	(Won)	3	(Won)	366	(Won)	44	(Won)	3	(Won)	366	(Won)	314	—	(Won)	314

For 2005, interest income that we would have recorded under the original contract terms of restructured loans amounted to (Won)40 billion, of which we reflected (Won)25 billion as interest income for 2005.

Potential Problem Loans

As of December 31, 2005, we had (Won)2,126 billion of corporate loans that were current as to payment of principal and interest but where we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. These amounts were classified as impaired and therefore included in our calculation of specific loan loss allowance under U.S. GAAP. Potential problem loans are precautionary loans that we determine, through our internal loan review process, require close management and increased provisioning due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business.

Other Problematic Interest-Earning Assets

We have received certain other interest-earning assets in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2005, such assets, which consisted of debt securities, had an aggregate book value and market value of (Won)85 billion.

Non-Performing Loans

Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Supervisory Commission’s asset classification criteria. See “—Loan Classifications” above. The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2001		2002			2003			2004			2005
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	6,015	(Won)	3,576	(1)	(Won)	2,594	(2)	(Won)	2,071	(3)	(Won)	1,369	(4)
As a percentage of total loans		9.8%		4.5%			2.9%			2.3%			1.3%

(1)	Excludes (Won)269 billion and (Won)512 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that were classified as normal or precautionary.
(2)	Excludes (Won)635 billion and (Won)2 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that were classified as normal or precautionary.
(3)	Excludes (Won)189 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(4)	Excludes (Won)46 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

The above amounts do not include loans classified as substandard or below that we or any of our predecessor entities sold to KAMCO or to special purpose companies established as a result of our joint ventures with several financial institutions. See “—Sales of Non-Performing Loans—Joint Ventures.”

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2001			2002			2003			2004			2005
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	3,226	53.6%	(Won)	1,768	49.5%	(Won)	1,046	40.3%	(Won)	1,118	54.0%	(Won)	802	58.6%
Lease financing		288	4.8		—	—		—	—		—	—		—	—
Trade financing		648	10.8		463	12.9		202	7.8		228	11.0		76	5.6
Other commercial		1,334	22.2		751	21.0		193	7.4		92	4.5		59	4.3

Total corporate		5,496	91.4		2,982	83.4		1,441	55.5		1,438	69.5		937	68.4

Consumer
General purpose household (1)		134	2.2		145	4.0		302	11.6		383	18.5		281	20.5
Mortgage		3	—		10	0.3		94	3.6		115	5.6		97	7.1

Total consumer		137	2.2		155	4.3		396	15.2		498	24.1		378	27.6
Credit cards		191	3.2		352	8.5		673	26.0		126	6.1		46	3.4

Total domestic		5,824	96.8		3,439	96.2		2,509	96.7		2,062	99.7		1,361	99.4
Foreign
Corporate
Commercial and industrial		191	3.2		135	3.8		84	3.3		9	0.3		8	0.7
Lease financing		—	—		—	—		—	—		—	—		—	—
Trade financing		—	—		2	—		—	—		—	—		—	—
Other commercial		—	—		—	—		—	—		—	—		—	—

Total corporate		191	3.2		137	3.8		84	3.3		9	0.3		8	0.7
Consumer		—	—		—	—		—	—		—	—		—	—

Total foreign		191	3.2		137	3.8		84	3.3		9	0.3		8	0.7

Total non- performing loans	(Won)	6,015	100.0%	(Won)	3,576	100.0%	(Won)	2,594	100.0%	(Won)	2,071	100.0%	(Won)	1,369	100.0%

(1)	Includes home equity loans.

Top 20 Non-Performing Loans. As of December 31, 2005, our 20 largest non-performing loans accounted for 15.9% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for loan losses		Collateral		Industry
	(in billions of Won)
Borrower A	(Won)	54	(Won)	17		—	Retail and wholesale
Borrower B		26		5	(Won)	11	Construction
Borrower C		21		—		—	Real Estate, Leasing and Service
Borrower D		16		—		10	Manufacturing
Borrower E		14		6		7	Manufacturing
Borrower F		11		—		10	Manufacturing
Borrower G		10		—		—	Manufacturing
Borrower H		8		2		7	Hotel and Leisure
Borrower I		7		—		7	Real Estate, Leasing and Service
Borrower J		6		—		5	Real Estate, Leasing and Service
Borrower K		6		—		—	Publishing
Borrower L		5		1		4	Hotel and Leisure
Borrower M		5		2		4	Hotel and Leisure
Borrower N		5		3		—	Publishing
Borrower O		5		1		4	Hotel and Leisure
Borrower P		4		2		4	Real Estate, Leasing and Service
Borrower Q		4		2		2	Real Estate, Leasing and Service
Borrower R		4		—		3	Manufacturing
Borrower S		3		1		3	Hotel and Leisure
Borrower T		3		1		2	Real Estate, Leasing and Service

Total	(Won)	217	(Won)	43	(Won)	83

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

In addition to making efforts to collect on our non-performing loans, we also undertake measures to reduce the overall level of our non-performing loans. These measures include:

•	selling our non-performing loans to special purpose companies established in connection with our joint ventures with several financial institutions; and

•	selling our non-performing loans to third parties, including KAMCO.

See “—Sales of Non-Performing Loans.” We generally expect to suffer a partial loss on loans that we sell or securitize, to the extent such sales and securitizations are recognized as such under U.S. GAAP.

Foreclosure and Collateral. We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2003, 2004 and 2005, we foreclosed on collateral we obtained with respect to loan balances representing approximately 1% of our average interest-bearing loan balances in each of those periods. We believe, based on our general understanding of the U.S. banking industry, that we generally foreclose on collateral somewhat less frequently than similarly situated U.S. banks.

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

Sales of Non-Performing Loans

The overall asset quality of our loan portfolio has changed significantly in recent years as a result of sales of non-performing loans. These sales have been made primarily to KAMCO and, more recently, to special purpose companies established as a result of joint ventures with several financial institutions.

The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2003						2004					2005
Purchaser	Principal Amount Sold		Sale Price		Gain (loss)		Principal Amount Sold		Sale Price		Gain (loss)	Principal Amount Sold		Sale Price		Gain (loss)
	(in billions of Won)
KAMCO	(Won)	515	(Won)	357		—	(Won)	767	(Won)	513	—	(Won)	339	(Won)	223	—
Joint venture special purpose companies		1,230		242		—		—		—	—		—		—	—
Others		1,270		602	(Won)	40		1,073		816	(12)		2,709		1,319	(45)

Total	(Won)	3,015	(Won)	1,201	(Won)	40	(Won)	1,840	(Won)	1,329	(12)	(Won)	3,048	(Won)	1,542	(45)

Korea Asset Management Corporation. In December 1997, in response to difficulties faced by Korean financial institutions as a result of the severe economic downturn in Korea, the Korean government authorized KAMCO to purchase from those institutions certain assets (which were primarily classified as substandard or below) at discounted prices. From 1997 through December 31, 2005, we and our predecessor entities sold an aggregate of (Won)8,891 billion of substandard or below loans to KAMCO.

Pursuant to the terms of certain of these sales, KAMCO can require us to repurchase substandard or below loans we have sold to it in the event that:

•	the underlying documentation of the loan is incomplete;

•	there is a flaw in the perfection of any security interest underlying the loan; or

•	certain litigation regarding the loan is pending.

In addition, we may be required to repurchase any loan relating to a borrower that has applied to a court for reorganization or that is the subject of reorganization proceedings at the time the loan was sold to KAMCO if a court rejects the application for reorganization, disapproves the reorganization plan or fails to approve the reorganization plan within two years of the sale. We may also be required to repurchase a loan if a court determines that the borrower cannot meet the terms of the repayment schedule developed in the reorganization proceeding. The ability of KAMCO to exercise its right to require us to repurchase loans sold is without limit. As of December 31, 2005, the aggregate principal amount of loans subject to these repurchase rights was (Won)17 billion. As of that date, we recorded a liability of (Won)6 billion relating to those loans, representing our estimated obligation to make repurchases.

Joint Ventures. In April 2005, Woori Bank entered into a joint venture agreement with Merrill Lynch to dispose of approximately US$111 million of our precautionary loans. Much like a previous joint venture we had entered into with an affiliate of Lehman Brothers, a special purpose company was established to purchase such loans from Woori Bank and to securitize such loans through the issuance of asset-backed securities.

In February 2006, Woori F&I entered into a joint venture arrangement with CRT9 Yugen Kaisha, a subsidiary of Shinsei Bank, to dispose of our substandard or below loans. Much like the joint venture with Merrill Lynch, a special purpose company was established to purchase such loans from us and to securitize such loans through the issuance of asset-backed securities. In connection with such arrangement, Woori F&I transferred 49% of its 100% interest in Woori Capital Advisors Asset Management to CRT9 Yugen Kaisha pursuant to a share purchase agreement. Woori Capital Advisors Asset Management was subsequently renamed Woori SB Asset Management and will manage the substandard or below loans purchased from us by the special purpose company and receive asset management fees from the special purpose company, as well as a performance fee based on a percentage of asset resolutions.

Allocation of Allowances for Loan Losses

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type:

	As of December 31,
	2001			2002			2003			2004			2005
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	2,085	48.2%	(Won)	1,724	45.7%	(Won)	926	32.7%	(Won)	997	55.2%	(Won)	915	60.0%
Lease financing		187	4.3		13	0.4		2	0.1		3	0.2		1	0.1
Trade financing		638	14.8		542	14.4		222	7.8		209	11.5		85	5.6
Other commercial		919	21.3		528	14.0		140	4.9		92	5.1		67	4.4

Total corporate		3,829	88.6		2,807	74.5		1,290	45.5		1,301	72.0		1,068	70.1
Consumer
General purpose household (1)		70	1.6		117	3.1		232	8.2		228	12.6		340	22.3
Mortgage		3	0.1		5	0.1		29	1.0		45	2.5		2	0.1

Total consumer		73	1.7		122	3.2		261	9.2		273	15.1		342	22.4
Credit cards		219	5.0		656	17.4		1,120	39.6		168	9.3		64	4.2

Total domestic		4,121	95.3		3,585	95.1		2,671	94.3		1,742	24.4		1,474	96.7
Foreign
Corporate
Commercial and industrial		139	3.2		184	4.9		161	5.7		45	2.5		50	3.2
Lease financing		—	—		—	—		—	—		15	0.9		—	—
Trade financing		63	1.5		1	—		—	—		1	0.1		1	0.1
Other commercial		—	—		—	—		—	—		—	—		—	—

Total corporate		202	4.7		185	4.9		161	5.7		61	3.5		51	3.3
Consumer		—	—		—	—		1	—		3	0.1		—	—
Total foreign		202	4.7		185	4.9		162	5.7		64	3.6		51	3.3

Total allowance for loan losses	(Won)	4,323	100.0%	(Won)	3,770	100.0%	(Won)	2,834	100.0%	(Won)	1,806	100.0%	(Won)	1,525	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our allowances for loan losses for the periods indicated:

	Year ended December 31,
	2001		2002		2003		2004		2005
	(in billions of Won)
Balance at the beginning of the period	(Won)	6,457	(Won)	4,323	(Won)	3,770	(Won)	2,834	(Won)	1,806
Provision for credit losses		1,114		1,247		2,313		652		308
Allowance relating to credit-related commitments transferred to loans		316		168		271		275		58
Allowance relating to loans acquired in connection with acquisitions of Woori Securities, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea		—		43		3		—		—
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(700)		(303)		(676)		(357)		(173)
Lease financing		—		(3)		(9)		(1)		—
Trade financing		(387)		(108)		(231)		(26)		(34)
Other commercial		(1,363)		(319)		(191)		(63)		(54)

Total corporate		(2,450)		(733)		(1,108)		(447)		(261)
Consumer
General purpose household (1)		(33)		(16)		(84)		(138)		(119)
Mortgage		—		(1)		(1)		(2)		(6)

Total consumer		(33)		(17)		(85)		(140)		(125)
Credit cards		(236)		(475)		(1,384)		(1,051)		(183)

Total domestic		(2,719)		(1,225)		(2,577)		(1,644)		(569)
Foreign		(235)		(76)		(159)		(1)		(3)
Allowance relating to loans sold		(626)		(964)		(1,653)		(613)		(276)

Total gross charge-offs		(3,580)		(2,265)		(4,388)		(2,258)		(848)
Recoveries:
Domestic
Corporate
Commercial and industrial		9		257		539		147		78
Lease financing		—		9		—		1		1
Trade financing		3		32		50		1		13
Other commercial		2		11		237		65		18

Total corporate		14		309		826		214		110
Consumer
General purpose household		7		10		2		2		10
Mortgage and home equity		1		—		—		—		—

Total consumer		8		10		2		2		10
Credit cards		2		61		17		99		98

Total domestic		24		380		845		315		218
Foreign		1		3		2		7		4

Total recoveries		25		383		847		322		222

Net charge-offs		(3,555)		(1,882)		(3,542)		(1,936)		(626)
Allowance related to loans transferred to held-for-sale		—		(141)		—		—		—
Allowance relating to disposal of Woori Securities		—		—		—		—		(15)
Foreign exchange translation effects		(9)		12		18		(19)		(6)

Balance at the end of the period	(Won)	4,323	(Won)	3,770	(Won)	2,834	(Won)	1,806	(Won)	1,525

Ratio of net charge-offs during the period to average loans outstanding during the period (2)		6.84%		3.08%		4.17%		2.16%		0.65%

(1)	Includes home equity loans.
(2)	Includes amounts relating to allowance related to loans transferred to held-for-sale.

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

Loans To Be Charged Off. Our subsidiaries charge off loans that are deemed to be uncollectible by virtue of their falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency, bankruptcy, compulsory execution, disorganization, dissolution or the shutting down of the business of the debtor;

•	loans for which collection is not foreseeable due to the death or disappearance of the debtor;

•	loans for which expenses of collection exceed the collectable amount;

•	loans on which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards that have been overdue for more than four payment cycles and have been classified as expected loss (excluding instances where there has been partial payment of the overdue balance, where a related balance is not overdue or where a charge off is not possible due to Korean regulations), and those that have been overdue for more than six months;

•	payments outstanding on corporate and consumer loans (other than credit card receivables) that have been overdue for more than 12 months, and those on unsecured consumer loans that have been overdue for more than six months; or

•	the portion of loans classified as “estimated loss,” net of any recovery from collateral, which is deemed to be uncollectible.

Procedure for Charge-off Approval. In order to charge off corporate loans under Korean GAAP, an application for a charge-off must be submitted by a branch to the Credit Management and Collection Center promptly and, in any event, within one month after the corporate loan is classified as estimated loss. The relevant department or team evaluates and approves the application. Then, we must seek an approval from the Financial Supervisory Service for our charge-offs, which is typically granted. At the same time, we refer the approval of the charge-off by the Credit Management and Collection Center to our Audit Committee for their review to ensure compliance with our internal procedures for charge-offs, which include consultations with the branch submitting the charge-off application. Once we receive approval from the Financial Supervisory Service, we must also obtain approval from our senior management to charge off those loans. With respect to corporate loans under U.S. GAAP, we follow a similar procedure (although we will not seek approval from the Financial Supervisory Service).

With respect to unsecured consumer loans and credit card balances, we follow a different process to determine which unsecured consumer loans and credit card balances should be charged-off, based on the length of time those loans or balances are past due. Under Korean GAAP, we charge-off unsecured consumer loans which are 12 months overdue and credit card balances which have been overdue for more than four payment cycles and have been classified as expected loss (excluding instances where there has been partial payment of the overdue balance, where a related balance is not overdue or where a charge off is not possible due to Korean regulations). Under U.S. GAAP, we follow a similar procedure, in addition to charging off any unsecured consumer loans or credit card balances which have not been charged off under Korean GAAP but are six months overdue.

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

On April 1, 2006, the Law Concerning Credit Restoration and Bankruptcy took effect and replaced the Individual Debtor Rehabilitation Law. Under the Law Concerning Credit Restoration and Bankruptcy, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of (Won)500 million of unsecured debt and/or (Won)1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

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

Our investments in debt securities include primarily bonds issued by government-related entities, as well as corporate bonds that have been guaranteed by banks (other than merchant banks), government-related funds or privately capitalized funds that we consider to have a low credit risk. As of December 31, 2005, we owned (Won)3,044 billion of KDIC debentures, which represent 9.5% of our investment securities. See “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

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

The following table sets out the definitions of the five types of securities investments we hold:

Category	Classification	Valuation Method
Trading securities	Securities held in anticipation of short-term market movements, which have been acquired for the purpose of short-term capital gains.	Marked-to-market and reported at fair value. We record unrealized gains and losses in income. Trading securities held by our overseas branches are stated at market value unless otherwise required by regulatory authorities in countries where the overseas branches are located.

Available-for-sale securities	Securities not classified as held to maturity or trading or other investments. Securities are classified as available-for-sale when we intend to hold them for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs.	Marked-to-market and reported at fair value, with unrealized gains and losses being recorded in other comprehensive income as unrealized gain or loss on valuation of investment securities. If the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Category	Classification	Valuation Method
Held-to-maturity securities	Debt securities are classified as held-to-maturity securities when we have the positive ability and intent to hold until maturity.	Valued at acquisition cost, adjusted for accretion or amortization of discounts and premiums. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Other investments	Equity securities where we exercise significant influence over the operating and financial policies of an investee.	Valued pursuant to the equity method of accounting, based on net asset value. We reflect our share in net income or net loss of these entities in our income statement. Changes in retained earnings, capital surplus or other capital accounts of these entities are accounted for as adjustments to our retain earnings or capital adjustments, consistent with the manner reflected in these entities’ financial statements.

	Equity investment securities that do not have a readily determinable fair value.	Valued at acquisition cost. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated:

	As of December 31,
	2003				2004				2005
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Trading securities
Equity securities	(Won)	271	(Won)	271	(Won)	211	(Won)	211	(Won)	293	(Won)	293
Beneficiary certificates		307		307		93		93		93		93
Debt securities
Korean treasury securities and government agency securities		1,823		1,823		3,521		3,521		1,726		1,726
Debt securities issued by financial institutions		501		501		750		750		529		529
Corporate debt securities		920		920		993		993		1,432		1,432

Total—Trading		3,822		3,822		5,568		5,568		4,073		4,073
Available-for-sale securities
Equity securities		280		280		401		401		640		640
Beneficiary certificates		391		391		57		57		365		365
Debt securities
Korean treasury securities and government agency securities		6,618		6,618		6,358		6,358		11,105		11,105
Debt securities issued by financial institutions		2,248		2,248		1,989		1,989		2,453		2,453
Corporate debt securities		2,757		2,757		3,382		3,382		3,585		3,585
Mortgage backed securities		72		72		65		65		92		92
Debt securities issued by foreign governments		42		42		50		50		49		49

Total—Available-for-sale		12,408		12,408		12,302		12,302		18,289		18,289
Held-to-maturity securities
Debt securities
Korean treasury securities and government agency securities		8,466		8,803		7,567		7,885		8,188		8,159
Debt securities issued by financial institutions		806		808		561		567		1,274		1,268
Corporate debt securities		490		492		213		247		73		82
Mortgage backed securities						22		22		48		48
Debt securities issued by foreign governments		39		40		43		43		55		56

Total—Held-to-maturity		9,801		10,143		8,406		8,764		9,638		9,613

Total securities	(Won)	26,031	(Won)	26,373	(Won)	26,278	(Won)	26,636	(Won)	32,000	(Won)	31,975

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2005:

	As of December 31, 2005
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total
	(in billions of Won)
	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)
Trading securities
Korean treasury securities and government agencies		777	4.58%		779	4.22%		140	4.76%		30	3.96%		1,726	4.42%
Debt securities issued by financial institutions		457	4.27		33	4.93		—	—		39	4.06		529	4.29
Corporate debt securities		1,424	4.27		—	—		8	4.48		—	—		1,432	4.27

Total	(Won)	2,658	4.36	(Won)	812	4.25	(Won)	148	4.74%	(Won)	69	4.02	(Won)	3,687	4.34

Available-for-sale securities
Korean treasury securities and government agency		6,187	4.09		4,906	4.63		12	5.47		—	—		11,105	4.33
Debt securities issued by financial institutions		1,751	4.02		606	4.77		56	5.31		40	4.69		2,453	4.25
Corporate debt securities		1,557	4.89		1,767	4.98		124	5.03		137	2.47		3,585	4.85
Mortgage backed securities		44	4.39		32	3.94		—	6.17		16	4.95		92	4.34
Debt securities issued by foreign governments		22	4.34		24	4.18		—	—		3	3.89		49	4.24

Total	(Won)	9,561	4.21	(Won)	7,335	4.72	(Won)	192	5.14	(Won)	196	3.15	(Won)	17,284	4.43

Held-to-maturity securities
Korean treasury securities and government agencies		3,138	4.34		5,012	4.61		38	4.35		—	7.28		8,188	4.50
Debt securities issued by financial institutions		969	4.37		285	4.51		20	7.70		—	—		1,274	4.45
Corporate debt securities		20	9.95		53	9.48		—	—		—	—		73	9.61
Mortgage backed securities		—	—		44	4.43		—	—		4	5.41		48	4.52
Debt securities issued by foreign governments		18	10.23		20	9.98		17	4.23		—	—		55	8.30

Total	(Won)	4,145	—	(Won)	5,414	—	(Won)	75	5.23	(Won)	4	5.41	(Won)	9,638	4.45

(1)	The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities).

Risk Concentrations

As of December 31, 2005, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity at such date. As of December 31, 2005, our stockholders’ equity was (Won)8,321 billion.

	As of December 31, 2005
	Book Value		Market Value
	(in billions of Won)
Name of issuer:
KDIC	(Won)	3,044	(Won)	3,032
The Bank of Korea		11,510		11,505
Korean government		4,299		4,295
The Korea Development Bank		1,158		1,154

Total	(Won)	20,011	(Won)	19,986

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

Customer deposits are our principal funding source. Customer deposits accounted for 75.4% of our total funding as of December 31, 2003, 76.8% of our total funding as of December 31, 2004 and 75.0% of our total funding as of December 31, 2005.

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

As of December 31, 2005, approximately 90.7% of our total funding was denominated in Won.

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

	For the year ended December 31,
	2002			2003			2004			2005
	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid
	(in billions of Won)
Demand deposits:
Non-interest-bearing	(Won)	3,020	—	(Won)	2,814	—	(Won)	3,533	—	(Won)	3,704	—
Interest-bearing		18,862	1.15%		20,443	0.67%		19,498	0.54%		21,271	0.20%
Time deposits
Certificates		626	4.79		1,716	4.37		4,705	4.12		6,931	3.73
Other time deposits		41,296	5.09		48,159	4.52		50,936	3.83		52,277	3.63
Savings deposits		7,514	3.70		9,178	3.20		10,418	2.77		9,794	2.77
Mutual installment deposits (2)		944	7.63		959	6.26		859	4.77		761	4.05

Average total deposits	(Won)	72,262	3.74	(Won)	83,269	3.30	(Won)	89,949	2.87	(Won)	94,738	2.62

(1)	Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori Capital Advisors Asset Management (which was renamed Woori SB Asset Management in February 2006), Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.
(2)	Mutual installment deposits are interest-bearing deposits offered by us, which enable customers to become eligible to apply for loans secured by such deposits while they maintain an account with us. In order to qualify to apply for such a loan, a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. Any such loan will be secured in an amount up to the holder’s mutual installment deposit and will be subject to the same loan underwriting policy we apply for other secured loans. For the portion of the loan, if any, that is not secured, we apply the same loan underwriting policy as we would for other unsecured loans.

For a description of our retail deposit products, see “—Business—Consumer Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Consumer Banking—Deposit-Taking Activities.”

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2005, the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had fixed maturities in excess of (Won)100 million:

	As of December 31, 2005
	Certificates of Deposit		Other Time Deposits		Mutual Installment Deposits		Total
	(in billions of Won)
Maturing within three months	(Won)	2,441	(Won)	12,635	(Won)	16	(Won)	15,092
After three but within six months		3,747		6,371		5		10,123
After six but within 12 months		1,265		13,338		10		14,613
After 12 months		221		1,347		21		1,589

Total	(Won)	7,674	(Won)	33,691	(Won)	52	(Won)	41,417

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt at December 31, 2005 was as follows:

	Amount
	(in billions of Won)
Due in 2006	(Won)	3,515
Due in 2007		5,229
Due in 2008		6,249
Due in 2009		1,585
Due in 2010		2,538
Thereafter		2,762

Gross long-term debt		21,878
Less: discount		(28)

Total long-term debt, net	(Won)	21,850

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less:

	As of and for the year ended December 31,
	2003		2004		2005
	(in billions of Won)
Call money
Year-end balance	(Won)	412	(Won)	689	(Won)	326
Average balance (1)		1,077		1,000		934
Maximum balance		1,741		1,107		2,422
Average interest rate (2)		3.25%		3.00%		3.08%
Year-end interest rate		1.10%~4.00%		0.20%~4.70%		0.6%~4.39%
Borrowings from the Bank of Korea (3)
Year-end balance	(Won)	1,670	(Won)	1,230	(Won)	1,466
Average balance (1)		1,307		1,292		1,258
Maximum balance		1,433		1,373		1,710
Average interest rate (2)		2.52%		2.32%		2.00%
Year-end interest rate		1.32%~2.50%		2.00%		2.00%~3.00%
Other short-term borrowings (4)
Year-end balance	(Won)	7,675	(Won)	7,885	(Won)	8,443
Average balance (1)		8,024		8,328		9,194
Maximum balance		11,186		9,422		9,604
Average interest rate (2)		3.49%		2.56%		2.92%
Year-end interest rate		0.37%~4.68%		0.20%~6.00%		0.00%~9.58%

(1)	Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori Capital Advisors Asset Management (which was renamed Woori SB Asset Management in February 2006), Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings in domestic and foreign currency, short-term secured borrowings and foreign currency debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured.

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

See Note 19 of the notes to our consolidated financial statements for a summary of our secured borrowings and relevant collateral as of December 31, 2003, 2004 and 2005.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act (Law No. 6274, October 23, 2000), last amended on May 31, 2005, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Supervisory Commission and the Financial Supervisory Service.

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

Liquidity

All financial holding companies are required to match the maturities of their assets and liabilities on a non-consolidated basis in accordance with the Financial Holding Company Act in order to ensure liquidity. Financial holding companies must:

•	maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 105% on a non-consolidated basis;

•	maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 85% on a non-consolidated basis;

•	maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days as a percentage of total foreign currency assets of not less than 0% on a non-consolidated basis;

•	maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month as a percentage of total foreign currency assets of not less than negative 10% on a non-consolidated basis; and

•	make quarterly reports regarding their liquidity to the Financial Supervisory Service.

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

Restrictions on Shareholdings in Other Companies

Generally, a financial holding company may not own (a) more than 5% of the total issued and outstanding shares of another finance-related company or (b) any shares of a non-finance-related company, other than its direct or indirect subsidiaries. However, a bank holding company is allowed to own the shares of a non-finance-related company subject to a 5% limit. Nevertheless, if a bank holding company owns the shares of a non-finance-related company, the bank holding company must exercise its voting rights in the same manner and in the same proportion as such company’s other shareholders exercise their voting rights. By comparison, a financial holding company may exercise its voting rights with respect to the shares of a finance-related company at its discretion.

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

Under the Regulation on the Supervision of the Banking Business, banks must generally maintain allowances for credit losses in respect of their outstanding loans and other credits (including credit-related commitments and trust account loans) in an aggregate amount covering not less than:

•	0.5% of normal credits (or 0.75% in the case of normal credits comprising loans to individuals and households, and 1% in the case of normal credits comprising outstanding credit card receivables and card loans);

•	2% of precautionary credits (or 8% in the case of precautionary credits comprising loans to individuals and households, and 12% in the case of precautionary credits comprising outstanding credit card receivables and card loans);

•	20% of substandard credits;

•	50% of doubtful credits (or 55% in the case of doubtful credits comprising loans to individuals and households, and 60% in the case of doubtful credits comprising outstanding credit card receivables and card loans); and

•	100% of estimated loss credits.

Furthermore, under the recent amendment to the Regulation on the Supervision of the Banking Business, banks must maintain allowances for credit losses in respect of their outstanding non-used credit lines as of the settlement date in an aggregate amount covering not less than:

•	0.5% of the non-used credit line, in the case of “normal” credits comprising loans to business entities;

•	0.75% of the non-used credit line, in the case of “normal” credits comprising loans to individuals and households; and

•	1% of the non-used credit line (excluding the non-used credit lines of credit card members who have not used their credit cards for the past one year), in the case of “normal” credits comprising credit card loans.

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

Under these amendments, banks may not extend credits to a major shareholder (together with persons who have a special relationship with that shareholder) in an amount greater than the lesser of (x) 25% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) and (y) the relevant major shareholder’s shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions). In addition, the total sum of credits granted to all major shareholders must not exceed 25% of the bank’s Tier I and Tier II capital (less any capital deductions). However, the foregoing restrictions do not apply to the Korea Deposit Insurance Corporation, in the event that the Korea Deposit Insurance Corporation becomes a major shareholder in the process of restructuring of banks.

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

In addition, due to a rapid increase in the number of loans secured by homes and other forms of housing, the Financial Supervisory Commission and the Financial Supervisory Service implemented regulations designed to reduce the rate of increase in these loans, including through raising the minimum provisioning requirements for new loans secured by housing located in areas of wide-spread real property speculation. Effective from the fourth quarter of 2002, the Financial Supervisory Commission and the Financial Supervisory Service also raised the minimum provisioning requirements for household loans classified as precautionary from 2.0% to 8.0%. In a further effort to curtail extension of new or refinanced loans secured by housing, the Financial Supervisory Commission and the Financial Supervisory Service subsequently:

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

On October 29, 2003, the Financial Supervisory Commission announced more stringent guidelines requiring Korean commercial banks to maintain loan-to-value ratios equal to or less than 40% for new loans secured by real estate located in areas of widespread real property speculation. Furthermore, on March 30, 2006, the Financial Supervisory Commission implemented new guidelines requiring financial institutions (including Korean commercial banks) to impose on their customers debt-to-income ratios equal to or less than 40% for new loans secured by real estate located in areas of wide-spread property speculation. Such guidelines came into effect from April 5, 2006. The current minimum provisioning requirements for new loans secured by housing located in areas of wide-spread real property speculation, with respect to the portion of the new loan that exceeds the loan-to-value ratio of 70%, is 1.0% for normal loans and 10.0% for precautionary loans.

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

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Law, each of a bank’s net overpurchased and oversold positions may not exceed 30% of its shareholders’ equity as of the end of the prior month.

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

Lending Ratio in Ancillary Business

Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act issued in December 2003, a registered bank engaging in the credit card business must maintain an aggregate quarterly average outstanding lending balance to credit card holders (including cash advances and credit card loans, but excluding restructured loans and revolving cash advances) no greater the sum of (i) its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services and (ii) the aggregate quarterly debit card transaction volume; provided that, in the case that any bank engaged in the credit card business was unable to meet this lending ratio as of December 31, 2003, such bank would have been granted an extended compliance period until December 31, 2007 during which to achieve such lending ratio. Any bank availing itself of such extended compliance period was also required to submit to the Financial Supervisory Commission, no later than January 31, 2004, a detailed plan setting forth how such bank intended to achieve compliance by December 31, 2007.

Issuance of New Cards and Solicitation of New Card Holders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a registered bank engaging in the credit card business may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 18 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the registered bank engaging in the credit card business; and

•	in the case of minors who are at least 18 years and younger than 20 years, persons who submit a guardian’s consent along with documents evidencing income, such as an employment certificate or a tax certificate.

In addition, a registered bank engaging in the credit card business may not solicit credit card members by:

•	providing economic benefits or promising to provide economic benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be deemed to be (Won)10,000) in connection with issuing a credit card;

•	soliciting applicants on roads, public places or along corridors used by the general public;

•	soliciting applicants through visits, except those visits made upon prior consent and visits to a business area;

•	soliciting applicants through the Internet without verifying whether the applicant is who he or she purports to be, by means of a certified digital signature under the Digital Signature Act; and

•	soliciting applicants through pyramid sales methods.

Compliance Rules on Collection of Receivable Claims

Pursuant to Supervisory Regulation on the Specialized Credit Financial Business, a registered bank engaging in the credit card business may not:

•	exert violence or threaten violence;

•	inform a related party (a guarantor of the debtor, blood relative or fiancée of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) of the debtor’s obligations without just cause;

•	provide false information relating to the debtor’s obligation to the debtor or his or her related parties;

•	threaten to sue or sue the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her capacity to make payment;

•	visit or telephone the debtor during late evening hours (between the hours of 9:00 p.m. and 8:00 a.m.); and

•	utilize other uncustomary methods to collect the receivables that interfere with the privacy or the peace in the workplace of the debtor or his or her related parties.

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

The Law on Class Actions Regarding Securities came into effect on January 1, 2005 with respect to companies with a total asset value equal to or greater than (Won)2 trillion and comes into effect on January 1, 2007 with respect to companies with a total asset value of less than (Won)2 trillion, and will apply retroactively to all applicable claims arising out of acts committed since its enactment.

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

Our largest subsidiary is Woori Bank, the assets of which represented approximately 76.8% of our total assets as of December 31, 2005. The following table identifies each of our major subsidiaries and their contributions to our total assets and net income as of and for the year ended December 31, 2005 (after allocating eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system for assets and net income in proportion to total assets and absolute net income, respectively):

	As of or for the year ended December 31, 2005
	Total Assets (1)			Net Income (Loss) (2)
	Amount		% of Total
	(in billions of Won, except percentages)
Subsidiary
Woori Bank	(Won)	119,027	76.8%	(Won)	758
Kyongnam Bank		13,100	8.5		61
Kwangju Bank		10,872	7.0		55
Others		11,916	7.7		932

Total	(Won)	154,915	100.0%	(Won)	1,806

(1)	After allocating eliminations of (Won)11,718 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of segment assets before eliminations to total assets before eliminations. See Note 40 of the notes to our consolidated financial statements.
(2)	After allocating a loss of (Won)1,851 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of absolute segment net income to the sum of the absolute net income of all segments. See Note 40 of the notes to our consolidated financial statements.

The following is a summary of the activities of our principal subsidiaries:

Woori Bank

Established in December 1998, Woori Bank (formerly known as Hanvit Bank) was formed as a result of the merger of two nationwide commercial banks, the Commercial Bank of Korea (established in 1899) and Hanil Bank (established in 1932). Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprise and individuals in Korea. As of December 31, 2005, Woori Bank was the second-largest commercial bank in Korea based upon total assets (including loans) and deposits. As of December 31, 2005, Woori Bank had more than 14 million customers, with 741 branches nationwide.

Kyongnam Bank

Established in April 1970, Kyongnam Bank is a regional commercial bank that provides financial services in Masan and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2005, Kyongnam Bank had approximately 1.7 million customers, with 128 branches throughout southeastern Korea and Seoul.

Kwangju Bank

Established in September 1968, Kwangju Bank is a regional commercial bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering various deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers. As of December 31, 2005, Kwangju Bank had approximately 1.8 million customers, with 118 branches throughout southwestern Korea and three branches in Seoul.

Other Subsidiaries

The following table provides summary Korean GAAP information regarding our other significant consolidated subsidiaries (other than special purpose companies) as of or for the year ended December 31, 2005:

Subsidiary	Percentage of Ownership (1)	Total Assets		Stockholders’ Equity		Operating Revenue		Net Income (Loss)
	(in millions of (Won))
Woori Asset Management Co., Ltd. (2)	100.0%	(Won)	263,581	(Won)	115,480	(Won)	15,421	(Won)	59,002
Woori Private Equity	100.0		9,858		9,797		24		(203)
Woori F&I Co., Ltd.	100.0		215,949		11,576		1,134		3,473
Woori Finance Information System Co., Ltd.	100.0		65,284		60,847		1,470		4,636

(1)	Including both direct and indirect ownership.
(2)	In May 2005, we acquired a 90.0% interest in LGITM from Woori Investment & Securities and merged Woori Investment Trust Management into LGITM. We renamed the surviving entity Woori Asset Management. In July and September 2005, Woori Asset Management reacquired the remaining 10.0% interest from its minority shareholders. In May 2006, we transferred 30.0% of our interest in Woori Asset Management to Credit Suisse. Following this transfer, we renamed the entity Woori Credit Suisse Asset Management.

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

As of December 31, 2005, we had a network of 987 banking branches in Korea. With respect to Woori Bank, approximately 230 of its branches are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States and Indonesia and branches, agencies and representative offices in Asia, the United States and Europe. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us at December 31, 2005 was (Won)1,826 billion.

Item 4.A. UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Securities Exchange Act of 1934.

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

In connection with these acquisitions, we also recorded a core deposit intangible asset, which represents the fair value of the acquired base of demand and savings deposit accounts of the acquired entities which we can expect to maintain for an extended period because we have generally stable customer relationships. We have been amortizing this intangible asset in proportion to our estimated run-off of depositors on an accelerated basis over a weighted average life of approximately eight years. We recorded amortization expense of (Won)68 billion in 2003, (Won)41 billion in 2004 and (Won)14 billion in 2005, relating to the core deposit intangible asset.

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

In October 2004, we purchased seven million shares of LGIS in the Korean stock market for approximately (Won)55 billion. In addition, in December 2004, we purchased approximately 26 million shares of LGIS from LG Card for approximately (Won)298 billion. As a result, as of December 31, 2004, we owned a 27.3% voting interest in LGIS, which became an equity method investee.

In June 2004, we acquired the 39.7% minority interest in Woori Securities that we did not own, and issued 8,571,262 new shares of our common stock valued at (Won)56 billion as the purchase price. The acquisition was accounted for under the purchase method of accounting. In connection with this acquisition, we recognized (Won)63 billion of extraordinary gain, which represented the excess of the fair value of the net assets acquired over the purchase consideration after allocations. In January 2005, we reduced the capital of Woori Securities by 42.5% or (Won)154 billion in anticipation of its planned merger with LGIS. In March 2005, we merged Woori Securities into LGIS, and renamed the surviving entity Woori Investment & Securities, which became an equity method investee. As a result of the merger, we currently own a 35.1% voting interest in Woori Investment & Securities As of December 31, 2005, Woori Investment & Securities had consolidated total assets of (Won)9 trillion, consolidated total liabilities of (Won)7 trillion and consolidated total shareholders’ equity of (Won)2 trillion, on a Korean GAAP basis. For the nine-month period ended on December 31, 2005, Woori Investment & Securities generated consolidated revenues of (Won)1,107 billion and consolidated net income of (Won)200 billion, on a Korean GAAP basis.

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

Financial and economic conditions generally improved in Korea from 1999 to 2005. The general level of interest rates decreased, consumer spending and consumer demand for credit cards and other financial products increased, the overall level of non-performing corporate loans decreased and overall profitability increased. Nonetheless, certain large corporations, including those to which we have credit and other exposure, are still experiencing significant financial difficulties. Furthermore, substantial growth in lending to small- and medium-sized enterprises may lead to increasing delinquencies and a deterioration in overall asset quality. In 2005, on a Korean GAAP basis, we recorded charge-offs of (Won)212 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of (Won)191 billion in 2004. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In addition, the significant increase in consumer and credit card debt has led to a deterioration in the asset quality of the consumer lending and credit card portfolios of Korean financial institutions. In recent years, commercial banks, credit card companies, consumer finance companies and other financial institutions in Korea made significant investments and engaged in aggressive marketing in these areas, leading to substantially increased competition in the consumer finance and credit card segments. However, the rapid growth in consumer credit has led to increasing delinquencies, loan loss provisions, non-performing loans and charge-offs. In 2005, we recorded charge-offs of (Won)183 billion and a reversal of provisions of (Won)63 billion in respect of our credit card portfolio, compared to charge-offs of (Won)1,093 billion and provisions of (Won)43 billion in 2004. We also recorded charge-offs of (Won)125 billion and provisions of (Won)166 billion in respect of our consumer loan portfolio in 2005, compared to charge-offs of (Won)140 billion and provisions of (Won)145 billion in 2004. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio.”

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

As a result of the developments in the Korean economy described above, as well as factors such as high oil prices, the weakness of the economy in certain parts of the world, the war in Iraq and its aftermath, recent large-scale natural disasters in certain parts of the world and tensions with North Korea, the economic outlook for the financial services sector in Korea in 2006 and for the foreseeable future is uncertain.

New Basel Capital Accord

In December 2004, the Financial Supervisory Service announced that it would implement Basel II in Korea by the end of 2007. The implementation of Basel II will have a substantial effect on the way risk is measured among Korean financial institutions, including us. Building upon the initial Basel Capital Accord of 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk. Basel II also institutes new measures that will require our commercial banking subsidiaries to take into account individual borrower credit risk and operational risk when calculating risk-weighted assets.

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements, while Kyongnam Bank and Kwangju Bank have chosen to use a standardized approach. Since Woori Bank will be implementing an internal ratings-based approach for the first time in connection with its implementation of Basel II, its internal ratings-based approach may require a significant increase in its capital requirements, which will require it to either improve its asset quality or raise additional capital.

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

	Dec. 31, 2001		June 30, 2002		Dec. 31, 2002		June 30, 2003		Dec. 31, 2003		June 30, 2004		Dec. 31, 2004		June 30, 2005		Dec. 31, 2005
KOSPI		693.70		742.72		627.55		669.93		810.71		785.79		895.92		1,008.16		1,379.37
(Won)/US$ exchange rates (1)	(Won)	1,313.5	(Won)	1,205.0	(Won)	1,186.3	(Won)	1,196.0	(Won)	1,192.0	(Won)	1,156.0	(Won)	1,035.1	(Won)	1,034.5	(Won)	1,010.0
Corporate bond rates (2)		7.2%		6.7%		5.8%		5.6%		5.7%		5.0%		3.9%		4.4%		5.7%
Treasury bond rates (3)		5.9%		5.7%		5.1%		4.2%		4.8%		4.2%		3.3%		4.0%		5.1%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Finance and Economy of Korea.

Change in Accounting Policy

In 2005, we changed our accounting policy with respect to the composition of cash and cash equivalents to include reserve deposits with the Bank of Korea and certain foreign banks. Such deposits were previously reported as restricted cash. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Assets” and Note 1 of the notes to our consolidated financial statements.

Critical Accounting Estimates

The notes to our consolidated financial statements contain a summary of our significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of our policies involve accounting estimates and are critical to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. We discuss these critical accounting estimates below.

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

We base the level of our allowance for credit losses on an evaluation of the risk characteristics of our credit portfolio. That evaluation considers factors such as past loss experience, the financial condition of our borrowers and current economic conditions. We evaluate corporate loans and consumer loans in different ways, due to their respective characteristics, as follows:

•	We generally evaluate impaired corporate loans individually, due to the unique characteristics of the individual corporate borrowers, and establish an allowance for loan losses for individual impaired corporate loans. As described in Note 1 of the notes to our consolidated financial statements included elsewhere in this annual report, we consider a loan impaired when, after considering current information and events, we believe it is probable that we will be unable to collect all amounts due, including principal and interest, under the contractual terms of the loan. Once we have identified a loan as impaired, we generally measure the value of the loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate. Alternatively, as a practical expedient, we measure the value of the loan at the loan’s observable market price or, if the loan is collateral dependent, at the fair value of the collateral. If the measured value is less than the book value of the loan, we establish a specific allowance for the amount deemed uncollectible.

•	We also establish an allowance for loan losses for corporate loans that we do not believe are impaired using an expected loss methodology. Expected losses are determined using the probability of default and the likely severity of any resulting loss and are established based on historical loss experience.

•	We establish an allowance for loan losses related to leases using the same method we use to establish allowance for losses for corporate loans.

•	We generally evaluate consumer loans, including mortgage and home equity loans, and credit card balances as individual pools for loan loss reserve purposes due to their homogeneous nature, and establish an allowance for loan losses relating to each pool using an expected loss methodology, based on historical loss experience. For loans originating from our credit card operations, we generally evaluate these loans for loan loss reserve purposes as two pools of homogeneous loans: the loans held in our credit card accounts; and the securitized loans held in our special purpose entities. Our loan loss reserves for credit card loans are established based on expected loss methodology. This methodology is the product of expected default frequency and loss severity. Expected default frequency is calculated using the delinquency roll-rate for the past fiscal year. We also generally compare our loan loss reserve with expected charge-offs for the next fiscal year for the purpose of evaluating the sufficiency of our loan loss reserve.

•	We establish an allowance for losses for credit-related commitments using the same method we use to establish allowances for our loans.

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

Our consolidated financial statements for the year ended December 31, 2005 included a total allowance for credit losses of (Won)1,653 billion as of that date (including allowances of (Won)128 billion with respect to credit-related commitments). Our total loan charge-offs, net of recoveries, amounted to (Won)626 billion and our provision for credit losses amounted to (Won)269 billion (which reflects a reversal of provision for credit-related commitments of (Won)39 billion) in 2005.

Valuation of Securities and Financial Instruments

We invest in various financial instruments including debt and equity securities, derivatives and investments in venture capital activities. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value determines the instrument’s effect on our consolidated financial statements.

•	Trading assets and liabilities: Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading positions are carried at fair value and recorded on a trade date basis. Trading assets and liabilities also include derivatives and foreign exchange contracts used for trading purposes that do not qualify for hedge accounting, as well as those used for other than trading purposes, all of which we carry at fair value. We recognize changes in the fair value of any of these assets and liabilities in net trading revenue as they occur. While the majority of fair value estimates for trading assets and liabilities are made based on quoted market prices, in 2005, approximately 34.6%, or (Won)2,154 billion, of the fair value of these assets and liabilities was determined using third-party broker quotations or through our discounted cash flow model. That model discounts the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment.

•	Available-for-sale debt and marketable equity securities: We classify our investments in debt and marketable equity securities as available-for-sale when we intend to hold the securities for an indeterminate period of time or when the securities may be sold from time to time to effectively manage interest rate exposure and liquidity needs. We generally designate all securities not classified as held-to-maturity securities or trading securities as available-for-sale securities. We record available-for-sale securities at fair value. For debt securities, we amortize premiums and accrete discounts using the effective interest rate method. Realized gains and losses on available-for-sale securities are determined using the specific identification method for debt securities and moving average method for equity securities. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “accumulated other comprehensive income, net of tax.” Any other-than-temporary declines in the fair value of available-for-sale securities results in the recognition of the related loss in earnings. In 2005, approximately 16.2%, or (Won)2,799 billion, of the fair value of available-for-sale debt was determined using third-party broker quotations or through our discounted cash flow model.

•	Held-to-maturity debt securities: We classify our investments in debt securities as held-to-maturity when we have the positive ability and intent to hold those securities until maturity. We record these securities at amortized cost and adjust those values for accretion and amortization of discounts and premiums. Declines in fair value of individual held-to-maturity securities below their amortized cost that are other-than-temporary result in write-downs of the securities to their fair value.

•	Non-marketable equity securities: Non-marketable equity securities, restricted stock and investments in limited partnerships do not have readily determinable fair values. To the extent we do not have significant influence over the investee, we record such securities using the cost method of accounting. Under this method, we will not change the cost basis of individual securities unless there is other-than-temporary decline in value, which results in write-downs of those securities to their fair value. The fair values of non-marketable equity securities are based on the latest obtainable net asset value of the investees, which often reflect cost or other reference events. Any changes in the information or assumptions used in obtaining the fair values could significantly affect the fair value of these investments. If we have significant influence over the operations and financial policies of the investee, we record such securities using the equity method of accounting, pursuant to which we record our equity ownership share of the net income or loss of the investee.

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

Valuation Allowance for Deferred Tax Assets

As a result of the substantial losses incurred by certain of our subsidiaries, including Woori Bank, we had an aggregate of (Won)1,775 billion of net operating loss carry-forwards as of December 31, 2005, which expire from 2006 to 2008. We may be able to use these net operating loss carry-forwards, as well as temporary differences in the amount of tax recorded for tax purposes and accounting purposes, to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent that it is more likely than not that deferred tax assets will not be realized. We record an expense or benefit under the income tax expense/benefit line of our income statement when there is a net change in our total deferred tax assets and liabilities in a period. In 2002 and 2003, we recorded a valuation allowance for the full amount of deferred tax assets, net of deferred tax liabilities, due to the uncertainty of the amount of our future profitability. In 2004, we reduced the valuation allowance substantially based on our expectations as of year-end regarding the future profitability of our consumer and corporate banking business and the resulting belief that it would be more likely than not that we would realize a significant amount of net deferred tax assets. Principally as a result of such reduction, we recorded an income tax benefit of (Won)392 billion in 2004. In 2005, we further reduced the valuation allowance based on our expectations as of year-ended regarding the future profitability of our credit card business and due to the realization of net operating loss carry-forwards with respect to such business, which reduced our tax expenses by (Won)244 billion.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our interest and dividend income:

	Year ended December 31,						% Change
	2003		2004		2005		2003/2004	2004/2005
	(in billions of Won)
Interest and dividend income
Loans	(Won)	5,822	(Won)	5,674	(Won)	5,727	(2.5)%	1.1%
Deposits in other banks		73		37		46	(49.3)	24.3
Trading securities		202		163		158	(19.3)	(7.3)
Investment securities		1,378		1,319		1,214	(4.3)	(7.9)
Call loans and securities purchased under resale agreements		45		42		64	(6.7)	52.4

Total interest and dividend income		7,520		7,235		7,209	(3.8)	(0.4)
Interest expense
Deposits		2,743		2,579		2,501	(6.0)	(3.0)
Call money		35		30		29	(14.3)	(3.3)
Other borrowed funds		313		243		294	(22.4)	21.0
Secured borrowings		259		126		114	(51.4)	(9.5)
Long-term debt		767		831		789	8.3	(5.1)

Total interest expense		4,117		3,809		3,727	(7.5)	(2.2)

Net interest income	(Won)	3,403	(Won)	3,426	(Won)	3,482	0.7	1.6

Net interest margin (1)		3.01%		2.84%		2.73%	(5.6)	(3.9)

(1)	The ratio of net interest income to average interest-earning assets.

Comparison of 2005 to 2004

Interest and dividend income. Interest and dividend income decreased slightly from (Won)7,235 billion in 2004 to (Won)7,209 billion in 2005, primarily as a result of a 7.9% decrease in interest and dividends on investment securities, which was largely offset by a 1.1% increase in interest on loans. The average yields on our interest-earning assets decreased 35 basis points from 6.00% in 2004 to 5.65% in 2005, which was driven by the decline in the general levels of interest rates in Korea from 2004 to 2005. This decrease was largely offset by a 5.9% increase in the average balance of our interest-earning assets from (Won)120,513 billion in 2004 to (Won)127,619 billion in 2005, principally due to growth in our loan portfolio.

The 1.1% increase in interest on loans from (Won)5,674 billion in 2004 to (Won)5,727 billion in 2005 was primarily the result of:

•	a 91 basis point increase in the average yields of trade financing loans from 3.25% in 2004 to 4.16% in 2005, enhanced by a 2.0% increase in the average volume of such loans from (Won)7,191 billion in 2004 to (Won)7,331 billion in 2005;

•	a 13.2% increase in the average volume of general purpose household loans from (Won)28,370 billion in 2004 to (Won)32,112 billion in 2005, partially offset by a 55 basis point decrease in the average yields on such loans from 6.47% in 2004 to 5.92% in 2005; and

•	a 27.0% increase in the average volume of mortgage loans from (Won)4,086 billion in 2004 to (Won)5,187 billion in 2005, partially offset by a 38 basis point decrease in the average yields on such loans from 5.70% in 2004 to 5.32% in 2005.

The increase in the average yields for trade financing loans was primarily a result of an increase in the benchmark interest rate with respect to such loans. The average volume of trade financing loans increased mainly as a result of higher demand for such loans. The increase in the average volume of general purpose household loans (including home equity loans) and mortgage loans mainly reflected increased lending to consumers due to higher loan demand and our continuing focus on providing loans to the retail segment. The decrease in the average yields on such loans was due primarily to the decline in the general levels of interest rates in Korea, as well as increased competition among Korean banks to lend to this segment.

These increases were partially offset by decreases in interest on loans resulting from:

•	a 43.7% decrease in the average volume of our interest-earning credit card balances from (Won)1,559 billion in 2004 to (Won)878 billion in 2005, partially offset by an increase of 559 basis points in the average yields on such balances from 19.82% in 2004 to 25.41% in 2005;

•	a 6.6% decrease in the average volume of our other commercial loans from (Won)4,623 billion in 2004 to (Won)4,317 billion in 2005, partially offset by an increase of one basis point in the average yields on such balances from 6.90% in 2004 to 6.91% in 2005; and

•	a 30 basis point decrease in the average yields on commercial and industrial loans from 6.25% in 2004 to 5.95% in 2005, partially offset by a 4.3% increase in the average volume of such loans from (Won)43,799 billion in 2004 to (Won)45,667 billion in 2005.

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

Overall, the average volume of our loans increased 6.5%, from (Won)89,786 billion in 2004 to (Won)95,583 billion in 2005, while the average yields on our loans decreased 33 basis points, from 6.32% in 2004 to 5.99% in 2005, reflecting the lower interest rate environment.

Our securities portfolio consists primarily of investment securities, of which a substantial majority was debt securities issued by government-owned or -controlled enterprises or financial institutions (including the KDIC, the Bank of Korea and the Korea Development Bank). Interest and dividends on trading and investment securities decreased 7.4% from (Won)1,482 billion in 2004 to (Won)1,373 billion in 2005, primarily due to a 62 basis point decline in average yields on investment securities from 5.62%, in 2004 to 5.00% in 2005, which was partially offset by a 3.6% increase in the average volume of such securities from (Won)23,451 billion in 2004 to (Won)24,296 billion in 2005. The decline in average yields reflected the lower interest rate environment, while the increase in average volume was primarily a result of an increase in the average volume of available-for-sale securities resulting from the allocation of increased deposit funding to purchases of these securities.

Interest Expense. Interest expense decreased 2.8% from (Won)3,809 billion in 2004 to (Won)3,727 billion in 2005, primarily due to a 3.0% decrease in interest expense on deposits, a 5.1% decrease in interest expense on long-term debt and a 9.5% decrease in interest expense on secured borrowings. The average cost of our interest-bearing liabilities decreased 26 basis points from 3.32% in 2004 to 3.06% in 2005, which was driven by the decline in the general levels of interest rates in Korea from 2004 to 2005. This decrease was partially offset by a 6.1% increase in the average balance of our interest-bearing liabilities from (Won)114,752 billion in 2004 to (Won)121,754 billion in 2005, principally due to increased deposits and long-term debt.

The 3.0% decrease in interest expense on deposits from (Won)2,579 billion in 2004 to (Won)2,501 billion in 2005 was primarily the result of:

•	a 34 basis point decrease in the average cost of demand deposits from 0.54% in 2004 to 0.20% in 2005, partially offset by a 9.1% increase in the average volume of such deposits from (Won)19,498 billion in 2004 to (Won)21,271 billion in 2005; and

•	a 20 basis point decrease in the average cost of time deposits (other than certificate of deposit accounts) from 3.83% in 2004 to 3.63% in 2005, partially offset by a 2.6% increase in the average volume of such deposits from (Won)50,936 billion in 2004 to (Won)52,277 billion in 2005.

These decreases were partially offset by a 47.3% increase in the average volume of certificate of deposit accounts from (Won)4,705 billion in 2004 to (Won)6,931 billion in 2005, which in turn was partially offset by a decrease of 39 basis points in the average cost of such deposits from 4.12% in 2004 to 3.73% in 2005. Overall, the average cost of our deposits decreased by 23 basis points from 2.98% in 2004 to 2.75% in 2005, principally due to the lower interest rate environment, while the average volume of our deposits increased by 5.4% from (Won)86,416 billion in 2004 to (Won)91,035 billion in 2005, primarily due to increased overall demand for bank deposit products in Korea, as well as improvements in our marketing capability for such products.

The 5.1% decrease in interest expense on long-term debt from (Won)831 billion in 2004 to (Won)789 billion in 2005 was mainly due to a 65 basis point decrease in the average cost of such debt from 5.43% in 2004 to 4.78% in 2005, due primarily to the lower interest rate environment and as we replaced maturing long-term debt with lower cost long-term debt. This was partially offset by a 7.8% increase in the average volume of such debt from (Won)15,301 billion in 2004 to (Won)16,494 billion in 2005, which was primarily due to our efforts to increase stable funding sources.

Under U.S. GAAP, transfers of assets through securitizations where control of the assets has not been surrendered are not treated as sale transactions. Instead, the assets remain on our balance sheet, and the securitization proceeds are accounted for as secured borrowings. The 9.5% decrease in interest expense on secured borrowings from (Won)125 billion in 2004 to (Won)114 billion in 2005 was due to a 115 basis point decrease in the average cost of such borrowings from 5.18% in 2004 to 4.03% in 2005, due primarily to the lower interest rate environment. This was offset by a 17.6% increase in the average volume of such borrowings from (Won)2,415 billion in 2004 to (Won)2,839 billion in 2005, which resulted primarily from an increase in the number of repurchase arrangements entered into by us in connection with new investment products we offered to our customers.

The decreases in interest expense on deposits, long-term debt and secured borrowings were partially offset by a 21.0% increase in interest expense on other borrowed funds, which consist primarily of short-term borrowings from other banks, borrowings from our trust accounts, short-term debentures and borrowings from the Bank of Korea, from (Won)243 billion in 2004 to (Won)294 billion in 2005. This increase was mainly due to a 36 basis point increase in the average cost of short-term borrowings (other than from the Bank of Korea) from 2.56% in 2004 to 2.92% in 2005, enhanced by a 10.4% increase in the average volume of such borrowings from (Won)8,328 billion in 2004 to (Won)9,194 billion in 2005. The increase in the average volume and average cost of such short-term borrowings was primarily due to our increased use of foreign currency borrowings based on floating rates, which increased due to the higher interest rate environment outside of Korea.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 2.84% in 2004 to 2.73% in 2005, as the increase in the average volume of our interest-earning assets outpaced the increase in our net interest income. The average volume of our interest-earning assets increased 5.9% from (Won)120,513 billion in 2004 to (Won)127,619 billion in 2005, while net interest income increased 1.6% from (Won)3,426 billion in 2004 to (Won)3,482 billion in 2005. The growth in average interest-earning assets was substantially matched by a 6.1% increase in the average balance of our interest-bearing liabilities from (Won)114,752 billion in 2004 to (Won)121,754 billion in 2005, while the decrease in interest and dividend income was outpaced by a decrease in interest expense. However, net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, declined from 2.68% in 2004 to 2.59% in 2005. The decline in net interest spread reflected a larger decline in the average yield on interest-earning assets from 2004 to 2005, which was accelerated by the replacement of high-yield credit card balances with lower-yielding investment securities (partially offset by the effects of average volume increases in higher margin segments such as general purpose household loans), compared to the decline in the average cost of interest-bearing liabilities between the two periods, particularly for demand deposits and other time deposits where growth in average volume was relatively large.

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

The average volume of general purpose household loans (including home equity loans) also increased by 5.6% from (Won)26,874 billion in 2003 to (Won)28,370 billion in 2004, but the effects of this increase were mostly offset by a decrease of 28 basis points in the average yields on such loans from 6.75% in 2003 to 6.47% in 2004. The increase in the average volume of commercial and industrial loans, general purpose household loans (including home equity loans) and mortgage loans mainly reflected increased lending to small- and medium-sized enterprises and consumers due to higher loan demand and our continuing focus on providing loans to these segments. Overall, the average volume of our loans increased 5.8%, from (Won)84,867 billion in 2003 to (Won)89,786 billion in 2004, while the average yields on our loans decreased 54 basis points, from 6.86% to 6.32%, reflecting the lower interest rate environment in Korea in 2004.

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

The 22.4% decrease in interest expense on other borrowed funds from (Won)313 billion in 2003 to (Won)243 billion in 2004 was mainly due to a 93 basis point decrease in the average cost of short-term borrowings (other than from the Bank of Korea) from 3.49% in 2003 to 2.56% in 2004, partially offset by a 3.8% increase in the average volume of such borrowings from (Won)8,024 billion in 2003 to (Won)8,328 billion in 2004. The increase in the average volume of such short-term borrowings was primarily due to our increased use of short-term borrowings to take advantage of the lower cost of such borrowings, while the decrease in the average cost of such short-term borrowings was primarily due to the lower interest rate environment.

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

Net interest margin. Our overall net interest margin decreased from 3.01% in 2003 to 2.84% in 2004, as the increase in the average volume of our interest-earning assets outpaced the increase in our net interest income. The average volume of our interest-earning assets increased 6.7% from (Won)112,950 billion in 2003 to (Won)120,513 billion in 2004, while net interest income remained relatively stable at (Won)3,426 billion in 2004 compared to (Won)3,403 billion in 2003. The growth in average interest-earning assets outpaced a 5.3% increase in the average balance of our interest-bearing liabilities from (Won)109,015 billion in 2003 to (Won)114,752 billion in 2004, while the decrease in interest and dividend income was substantially matched by a decrease in interest expense. However, net interest spread declined from 2.88% in 2003 to 2.68% in 2004. The decline in net interest spread reflected a larger decline in the average yield on interest-earning assets from 2003 to 2004, which was accelerated by the replacement of high-yield credit card balances with lower-yielding investment securities (partially offset by the effects of average volume increases in higher margin segments such as general purpose household loans), compared to the decline in the average cost of interest-bearing liabilities between the two periods, particularly for certificate of deposit accounts and long-term debt where growth in average volume was relatively large.

Provision for Loan Losses

We use provisions for loan losses to bring our allowance for loan losses to a level we deem appropriate. For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.”

Comparison of 2005 to 2004

Our provision for loan losses decreased from (Won)652 billion in 2004 to (Won)308 billion in 2005, primarily as a result of an overall improvement in the asset quality of our corporate loan portfolio and credit card portfolio, as reflected in a decrease in delinquency rates and non-performing loans.

Our loan charge-offs, net of recoveries, decreased 67.7% from (Won)1,936 billion in 2004 to (Won)626 billion in 2005. This decrease was attributable mainly to a (Won)867 billion decrease in net charge-offs of outstanding credit card balances, which reflected the improvement in the asset quality of our credit card portfolio.

Our provisions with respect to credit-related commitments decreased from (Won)43 billion for 2004 to a reversal of provision of (Won)39 billion in 2005, due to our determination in 2005 that a portion of our allowances for losses on credit-related commitments were no longer needed.

Our other provisions changed from a reversal of provision of (Won)6 billion for 2004 to provision of (Won)16 billion in 2005. This resulted primarily from an increase in expected losses with respect to litigation and an increase in provisions in connection with our customer loyalty programs.

Comparison of 2004 to 2003

Our provision for loan losses decreased from (Won)2,313 billion in 2003 to (Won)652 billion in 2004, primarily as a result of an improvement in the asset quality of our credit card portfolio, as reflected in a decrease in delinquency rates and non-performing loans, and continued decline in our outstanding credit card balances due to charge-offs and our efforts to limit the growth of these assets.

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

Our loan charge-offs, net of recoveries, decreased 45.3% from (Won)3,542 billion in 2003 to (Won)1,936 billion in 2004. This decrease was attributable mainly to a (Won)1,040 billion decrease in net charge-offs of allowance relating to loans sold and a (Won)409 billion decrease in net charge-offs of outstanding credit card balances, which were partially offset by a (Won)55 billion increase in net charge-offs of consumer loans. Our charge-offs of allowance relating to total loans sold decreased as we sold (Won)1,840 billion of mainly non-performing loans during 2004, compared to sales of (Won)3,015 billion of loans during 2003, as part of our continuing effects to enhance the overall asset quality of our corporate loan portfolio. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Sales of Non-Performing Loans.” The decrease in net charge-offs of credit card balances reflected the improvement in the asset quality of our credit card portfolio. The increase in net charge-offs of consumer loans reflected the deterioration in the asset quality of our consumer loan portfolio. Despite higher net charge-offs, overdue balances in our consumer loan portfolio increased 49.5% from (Won)1,048 billion as of December 31, 2003 to (Won)1,567 billion as of December 31, 2004, which, together with the growth in outstanding volume, resulted in higher provisioning for our consumer loans.

Our provisions with respect to credit-related commitments decreased from (Won)201 billion for 2003 to (Won)43 billion for 2004. This decrease resulted primarily from provisions recorded in 2003 in respect of loan commitments to LG Card, which were not reported in 2004.

Our other provisions changed from (Won)102 billion for 2003 to a reversal of provision of (Won)6 billion for 2004. This resulted primarily from a decrease in repurchase obligations in respect of loans previously sold with recourse to KAMCO, which led to a decrease in provisions for such obligations.

Allowance for Loan Losses

We seek to maintain our allowance for loan losses at a level that we believe is sufficient to absorb estimated probable losses inherent in our loan portfolio, based on our continuing review and evaluation of that portfolio. As of December 31, 2005, our coverage ratio, which is the ratio of our total allowance to non-performing loans, was 89.8%. For a discussion of allowance for loan losses, see “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Allocation of Allowances for Loan Losses.”

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

	As of December 31,
	2003	2004	2005
Impaired corporate loans as a percentage of total corporate loans	6.27%	4.62%	3.45%
Non-performing corporate loans as a percentage of total corporate loans	2.83	2.60	1.53
Allowance for loan losses for corporate loans as a percentage of total corporate loans	2.69	2.44	1.48
Allowance for loan losses for corporate loans as a percentage of impaired corporate loans	42.86	52.84	70.52
Allowance for loan losses for corporate loans as a percentage of non-performing corporate loans	95.14	94.06	116.10
Net charge-offs as a percentage of total corporate loans	3.87	1.45	0.24

During 2005, impaired and non-performing corporate loans and the level of allowance for loan losses for corporate loans, in each case as a percentage of total corporate loans, decreased due to the growth of our corporate loan portfolio and an overall improvement in the asset quality of our corporate loans. However, the level of allowance for loan losses for corporate loans as a percentage of both impaired and non-performing corporate loans increased as a result of the proportional growth in the level of allowance due to the growth of our corporate loan portfolio, which outpaced the decline of both our impaired corporate loans and non-performing corporate loans.

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

The following table shows, for the periods indicated, certain information regarding our non-performing loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2003	2004	2005
Non-performing consumer loans as a percentage of total consumer loans (1)	1.30%	1.53%	0.93%
Allowance for loan losses for consumer loans as a percentage of total consumer loans (1)	0.86	0.85	0.85
Allowance for loan losses for consumer loans as a percentage of non-performing consumer loans (1)	66.32	55.37	90.52
Net charge-offs of consumer loans as a percentage of total consumer loans (1)	0.27	0.41	0.28

(1)	Excludes credit card balances.

During 2005, non-performing consumer loans as a percentage of total consumer loans decreased due to the growth of our consumer loan portfolio and an overall improvement in the asset quality of our consumer loans, while the level of allowance for loan losses for consumer loans as a percentage of total consumer loans remained relatively stable. However, the level of allowance for loan losses for consumer loans as a percentage of non-performing consumer loans increased as a result of the proportional growth in the level of allowance due to the growth of our consumer loan portfolio, which outpaced the decline of our non-performing consumer loans. The growth in our consumer loan portfolio also led to a decrease in net charge-offs as a percentage of total consumer loans.

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

The following table shows, for the periods indicated, certain information regarding our non-performing credit card balances:

	As of December 31,
	2003	2004	2005
Non-performing credit card balances as a percentage of total credit card balances	16.97%	5.92%	2.20%
Allowance for loan losses for credit card balances as a percentage of total credit card balances	28.25	7.92	3.06
Allowance for loan losses for credit card balances as a percentage of non-performing credit card balances	166.49	133.94	139.34
Net charge-offs as a percentage of total credit card balances	34.50	46.71	4.06

During 2005, non-performing credit card balances, the level of allowance for loan losses for credit card balances and net charge-offs, in each case as a percentage of total credit card balances, decreased due to an overall improvement in the asset quality of our credit card portfolio. However, the level of allowance for loan losses for credit card balances as a percentage of non-performing credit card balances increased as a result of the further deterioration in the asset quality of existing non-performing credit card balances.

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

Non-Interest Income

The following table sets forth for the periods indicated the components of our non-interest income:

	Year ended December 31,						% Change
	2003		2004		2005		2003/2004	2004/2005
	(in billions of Won)
Fees and commission income	(Won)	1,087	(Won)	1,079	(Won)	1,203	(0.7)%	11.5%
Net trading revenue		111		436		256	292.8	(41.3)
Trust fees, net		45		40		13	(11.1)	(67.5)
Net gain (loss) on investment securities (1)		(83)		127		244	N/M	92.1
Other non-interest income		275		271		200	(1.5)	(26.2)

Total non-interest income	(Won)	1,435	(Won)	1,953	(Won)	1,916	36.1	(1.9)

(1)	N/M = not meaningful.

Comparison of 2005 to 2004

Non-interest income decreased 1.9% from (Won)1,953 billion in 2004 to (Won)1,916 billion in 2005. This decrease was primarily attributable to:

•	a (Won)180 billion decrease in net trading revenue from (Won)436 billion in 2004 to (Won)256 billion in 2005; and

•	a (Won)71 decrease in other non-interest income from (Won)271 billion in 2004 to (Won)200 billion in 2005.

These decreases were partially offset by:

•	a (Won)124 billion increase in fees and commission income from (Won)1,079 billion in 2004 to (Won)1,203 billion in 2005; and

•	a (Won)117 increase in net gain (loss) on investment securities from (Won)127 billion in 2004 to (Won)244 billion in 2005.

Net trading revenue represents net realized and unrealized gains (or losses) on securities and derivatives in our trading portfolio. The 41.3% decrease in net trading revenue was primarily the result of a net loss on debt securities of (Won)45 billion in 2005 compared to a net gain on such securities of (Won)107 billion in 2004. This change was due to an increase in the benchmark interest rate with respect to debt securities in our trading portfolio in 2005 compared to 2004, which resulted in net realized and unrealized losses in our debt security trading portfolio.

Other non-interest income consists primarily of gains on disposal of premises and equipment and gains on sales of loans. The 26.2% decrease in other non-interest income was mainly due to lower gains on disposal of premises and equipment.

Fees and commission income consists of fees on trade finance and other commercial fees, including commissions from internet-based banking and bancassurance and commissions from credit card sales. The 11.5% increase in fees and commission income from 2004 to 2005 resulted primarily from an increase in the rate of commissions we charged on internet and telephone banking, ATM and credit card transactions.

Net gain (loss) on investment securities represents net realized gains (or losses) and impairment losses on securities in our investment portfolio. The 92.1% increase in net gain on investment securities from 2004 to 2005 resulted primarily from a higher gain on valuation using the equity method of accounting with respect to Woori Investment & Securities, in which we hold a 35.1% interest.

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

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense:

	Year ended December 31,						% Change
	2003		2004		2005		2003/2004	2004/2005
	(in billions of Won)
Salaries and employee benefits	(Won)	865	(Won)	978	(Won)	1,009	13.1%	3.2%
Other administrative expenses		742		778		827	4.9	6.3
Fees and commissions		336		243		214	(27.7)	(11.9)
Depreciation and amortization		266		268		237	0.8	(11.6)
Other non-interest expenses		427		541		646	26.7	19.4

Total non-interest expense	(Won)	2,636	(Won)	2,808	(Won)	2,933	6.5	4.5

Comparison of 2005 to 2004

Non-interest expense increased 4.5% from (Won)2,808 billion in 2004 to (Won)2,933 billion in 2005. This increase was primarily due to:

•	a (Won)105 billion increase in other non-interest expenses from (Won)541 billion in 2004 to (Won)646 billion in 2005;

•	a (Won)49 billion increase in other administrative expenses from (Won)778 billion in 2004 to (Won)827 billion in 2005; and

•	a (Won)31 billion increase in salaries and employee benefits from (Won)978 billion in 2004 to (Won)1,009 billion in 2005.

These increases were partially offset by:

•	a (Won)31 billion decline in depreciation and amortization from (Won)268 billion in 2004 to (Won)237 billion in 2005; and

•	a (Won)29 billion decline in fees and commissions from (Won)243 billion in 2004 to (Won)214 billion in 2005.

Other non-interest expense consists of losses on loans sold in prior years, losses on disposal of premises and equipment, and various other items. The 19.4% increase in other non-interest expense was mainly due to higher losses associated with loans sold to third parties.

Other administrative expenses consist mainly of rent, outside service fees and advertising expenses. The 6.3% increase in other administrative expenses was mainly due to an increase in rent for employee housing and an increase in advertising expenses.

The 3.2% increase in salaries and employee benefits resulted mainly from increased salary and bonus levels, principally at Woori Bank.

The 11.6% decrease in depreciation and amortization was primarily due to a decrease in the depreciation of our accounting system and a decrease in the amortization of our intangible assets in 2005 compared to 2004.

Fees and commission expenses consist primarily of fees paid on remittances and collections, fees paid on credit cards and fees paid on letters of credit. The 11.9% decrease in fees and commission expenses was primarily due to a decrease in fees paid on letters of credit and collections.

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

Income Tax Expense (Benefit)

In accordance with Korean tax regulations, income tax is calculated for each legal entity, subsidiary or otherwise, on a stand-alone basis. As a result, losses incurred by a subsidiary cannot be offset against profits earned by another subsidiary. Deferred income taxes are recorded, using the liability method, as a result of all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. A deferred income tax benefit or expense is recognized as a result of changes in deferred tax assets or liabilities between periods. Currently enacted tax rates are used to determine deferred tax amounts.

Because certain of our subsidiaries, including Woori Bank, have significant net operating loss carry- forwards relating to their operations prior to our acquisition of those subsidiaries, the substantial majority of our income tax expense is applied, in effect, to reduce our deficit equity, which is a component of our additional paid-in capital. This accounting treatment will be allowed with respect to the income tax expense of those subsidiaries so long as pre-acquisition net operating loss carry-forwards remain with respect to those subsidiaries. Certain of our subsidiaries also have significant post-acquisition net operating loss carry-forwards. Based on our internal estimates of our future profits, we establish a valuation allowance to the extent that it is more likely than not that such carry-forwards and other deferral tax assets will not be realized. Increases or decreases in such valuation allowance are recorded as income tax expense or benefit, respectively. See Note 31 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2005 to 2004

Income tax expense changed from a benefit of (Won)392 billion in 2004 to an expense of (Won)401 billion in 2005, as income before income taxes increased 15.73% from (Won)1,882 billion in 2004 to (Won)2,178 billion in 2005. The change in income tax expense resulted primarily from a substantial decrease in valuation allowance for net operating loss carry-forwards, which is recorded as part of income tax expense, in 2004, which was repeated to a much lesser degree in 2005. See “—Critical Accounting Estimates—Valuation Allowance for Deferred Tax Assets.”

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

Net Income (Loss)

Due to the factors described above, our net income in 2005 was (Won)1,806 billion, compared to a net income of (Won)2,035 billion in 2004 and a net loss of (Won)672 billion in 2003.

Results under Korean GAAP by Principal Business Segment

We compile and analyze financial information for our business segments based upon our internal management accounts, which are prepared in accordance with Korean GAAP. Under Korean GAAP, we currently have six operational business segments: Woori Bank, Kyongnam Bank, Kwangju Bank, credit card operations, securities brokerage services and other operations. Prior to 2004, we had five business segments. In October and December 2004, we acquired a 27.3% voting interest in LGIS, as a result of which LGIS became a consolidated subsidiary under Korean GAAP (but not under U.S. GAAP) effective December 24, 2004. Accordingly, securities brokerage services was added as a separate segment in 2004 and includes the former operations of Woori Securities (which was merged with LGIS in March 2005) and of LGIS after the date it became a consolidated subsidiary. We have restated our segment information for years prior to 2004 to reflect the addition of the securities brokerage services segment. Because LGIS did not become a consolidated subsidiary until December 24, 2004, the income statement data presented below for the securities brokerage services segment for 2004 does not reflect most of the results of operations of LGIS for that year.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Net income (loss) (1) Year ended December 31,						Total operating income (2) Year ended December 31,
	2003		2004		2005		2003		2004		2005
	(in billions of Won)
Woori Bank	(Won)	1,346	(Won)	1,787	(Won)	1,240	(Won)	8,490	(Won)	11,480	(Won)	11,078
Kyongnam Bank		85		109		133		790		793		817
Kwangju Bank		57		72		125		600		613		674
Credit card operations		(1,321)		(258)		186		995		601		570
Securities brokerage services		(13)		—		160		164		179		1,536
Other		222		1,331		1,772		752		1,897		2,286

Total (3)	(Won)	376	(Won)	3,041	(Won)	3,616	(Won)	11,791	(Won)	15,627	(Won)	16,961

(1)	After deduction of income tax and minority interest allocated among each segment.
(2)	Comprises interest and dividend income, non-interest income, extraordinary gain and reversal of credit loss and other allowances.
(3)	Before eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

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

	Year ended December 31,						% Change
	2003		2004 (1)		2005 (1)		2003/2004	2004/2005
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	5,846	(Won)	5,694	(Won)	5,659	(2.6)%	(0.6)%
Interest expense		2,900		2,847		2,878	(1.8)	1.1
Provision for loan losses and credit-related commitments		808		553		391	(31.6)	(29.3)
Non-interest income		2,643		5,759		5,419	117.9	(5.9)
Non-interest expense including depreciation and amortization.		3,328		6,658		6,416	100.1	(3.6)
Extraordinary gain		—		—		—	—
Net income (loss) before tax and minority interest		1,453		1,395		1,393	(4.0)	(0.1)
Income tax expense (benefit) (2)		105		(393)		152	N/M	N/M
Minority interest		2		1		1	(50.0)	0.0

Net income	(Won)	1,346	(Won)	1,787	(Won)	1,240	32.8	(30.6)

Net interest margin		3.2%		3.0%		3.0%

(1)	Under Korean GAAP, effective from 2004, the difference between the book value of a loan and the proceeds received in connection with a sale of such loan was recognized as non-interest income or non-interest expense. In prior periods, such difference was adjusted through a decrease or an increase in the provision for loan losses. In 2004, non-interest income and non-interest expense recognized through the sale of loans amounted to (Won)32 billion and (Won)167 billion, respectively. In 2005, non-interest income and non-interest expense recognized through the sale of loans amounted to (Won)121 billion and (Won)155 billion, respectively.

(2)	N/M = not meaningful.

Comparison of 2005 to 2004

Our net income before tax and minority interest expense for this segment remained relatively stable at (Won)1,393 billion in 2005 compared to (Won)1,395 billion in 2004. In 2004, Woori Bank recognized additional deferred tax assets under Korean GAAP, which resulted in income tax benefit and a positive effect on net income after tax in that year. This was not repeated in 2005 and, accordingly, net income after tax decreased 30.6% from (Won)1,787 billion in 2004 to (Won)1,240 billion in 2005.

Interest and dividend income from our Woori Bank operations remained relatively stable at (Won)5,659 billion in 2005 compared to (Won)5,694 billion in 2004, primarily due to an overall decrease in average yields on interest-earning assets which was largely offset by an increase in average lending volumes. The decline in average yields on interest-earning assets was attributable mainly to the general decline in market rates. The average volume of Woori Bank’s loans (excluding credit card receivables) on a non-consolidated basis increased 4.4% from (Won)75,698 billion in 2004 to (Won)79,039 billion in 2005, with the majority of this increase resulting from increases in the average volumes of loans to small- and medium-sized enterprises, general purpose household loans (including home equity loans) and mortgage loans, reflecting increased demand for these loan products.

Interest expense increased 1.1% from (Won)2,847 billion in 2004 to (Won)2,878 billion in 2005. The increase in interest expense was primarily due to a 4.6% increase in the average volume of interest-bearing liabilities on a non-consolidated basis from (Won)92,338 billion in 2004 to (Won)96,564 billion in 2005, which was attributable mainly to an increase in the average volume of deposits (principally certificate of deposit accounts and demand deposits) reflecting increased demand for such products in Korea, as well as an increase in the average volume of long-term debt due to Woori Bank’s efforts to increase stable funding sources. This increase was partially offset by a decrease in the average cost of interest-bearing liabilities resulting from the lower interest rate environment and as Woori Bank replaced maturing debentures with lower cost debentures.

Net interest income decreased 2.3% from (Won)2,847 billion in 2004 to (Won)2,781 billion in 2005. The decrease in net interest income reflected a decrease in net interest spread, which in turn resulted from a larger decrease in the average yield on interest-earning assets from 2004 to 2005 compared to the decrease in the average cost of interest-bearing liabilities, particularly for demand deposits and other time deposits where growth in average volume was relatively large.

Provision for loan losses and credit-related commitments decreased 29.3% from (Won)553 billion in 2004 to (Won)391 billion in 2005. The decrease was primarily attributable to a decrease in provisions in respect of Woori Bank’s corporate loan portfolio due to the improvement in its overall asset quality in 2005 compared to 2004, including as a result of continued sales of non-performing corporate loans. This decrease was partially offset by increased provisions due to the growth in, and a decline in the overall asset quality of, Woori Bank’s lending to small- and medium-sized enterprises and its consumer loan portfolio.

Non-interest income decreased 5.9% from (Won)5,759 billion in 2004 to (Won)5,419 billion in 2005, primarily due to a decrease in gains on derivatives trading and foreign exchange trading and a decrease in gains on disposal of premises and equipment.

Non-interest expense, including depreciation and amortization, decreased 3.6% from (Won)6,658 billion in 2004 to (Won)6,416 billion in 2005, primarily as a result of decreased losses on derivatives trading and foreign exchange trading as a result of the relative stabilization of exchange rates in 2005 compared to 2004.

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

Provision for loan losses and credit-related commitments decreased 31.6% from (Won)808 billion in 2003 to (Won)553 billion in 2004. The decrease was primarily attributable to a decrease in provisions in respect of Woori Bank’s corporate loan portfolio due to the improvement in its overall asset quality in 2004 compared to 2003, including as a result of continued sales of non-performing corporate loans. This decrease was partially offset by increased provisions due to the growth in, and a decline in the overall asset quality of, Woori Bank’s lending to small- and medium-sized enterprises and its consumer loan portfolio.

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

	Year ended December 31,						% Change
	2003		2004		2005		2003/2004	2004/2005
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	654	(Won)	657	(Won)	702	0.5%	6.8%
Interest expense		356		315		324	(11.5)	2.9
Provision for loan losses and credit-related commitments		128		101		61	(21.1)	(39.6)
Non-interest income		136		134		115	(1.5)	(14.2)
Non-interest expense including depreciation and amortization		251		263		288	4.8	9.5

Net income (loss) before tax and minority interest		55		112		144	103.6	28.6
Income tax expense (benefit) (1)		(30)		3		11	N/M	266.7
Minority interest		—		—		—	—	—

Net income	(Won)	85	(Won)	109	(Won)	133	28.2	22.0

(1)	N/M = not meaningful.

Comparison of 2005 to 2004

Our net income before tax and minority interest expense for this segment increased 28.6% from (Won)112 billion in 2004 to (Won)144 billion in 2005. Net income after tax also increased 22.0% from (Won)109 billion in 2004 to (Won)133 billion in 2005.

Interest and dividend income from our Kyongnam Bank operations increased 6.8% from (Won)657 billion in 2004 to (Won)702 billion in 2005, primarily due to an increase in average lending volumes, which was partially offset by an overall decrease in average yields on interest-earning assets. The average volume of Kyongnam Bank’s loans increased 10.6% from (Won)6,813 billion in 2004 to (Won)7,535 billion in 2005, with substantially all of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises and general purpose household loans, reflecting increased demand for, and Kyongnam Bank’s continued focus on providing, these loan products. The increase in interest income resulting mainly from the increased volume of interest-earning assets was partially offset by a decline in the average yields on interest-earning assets resulting from the general decline in market rates.

Interest expense increased 2.9% from (Won)315 billion in 2004 to (Won)324 billion in 2005. The increase in interest expense resulted principally from a 10.4% increase in the average volume of deposits from (Won)8,494 billion in 2004 to (Won)9,477 billion in 2005, primarily as a result of increased overall demand for bank deposit products (principally certificate of deposit accounts and demand deposits) in Korea. This increase was partially offset by decline in the average cost of interest-bearing liabilities due to the lower interest rate environment.

Provision for loan losses and credit-related commitments decreased 39.6% from (Won)101 billion in 2004 to (Won)61 billion in 2005, primarily due to an improvement in the asset quality of Kyongnam Bank’s consumer and small- and medium-sized enterprise loan portfolios, which was partially offset by increased lending volumes.

Non-interest income decreased 14.2% from (Won)134 billion in 2004 to (Won)115 billion in 2005, primarily due to decreases in gains on the disposal of available-for-sale securities and recoveries of impairment loss previously recognized on such securities.

Non-interest expense, including depreciation and amortization, increased 9.5% from (Won)263 billion in 2004 to (Won)288 billion in 2005, primarily due to increases in administrative expenses, fees paid on remittances and collections, and losses in connection with the disposal of short-term debt securities.

Comparison of 2004 to 2003

Our net income before tax and minority interest expense for this segment increased 103.6% from (Won)55 billion in 2003 to (Won)112 billion in 2004. In 2004, Kyongnam Bank recognized additional deferred tax assets under Korean GAAP, which resulted in income tax benefit and a positive effect on net income after tax in that year. Accordingly, net income after tax increased 28.2% from (Won)85 billion in 2003 to (Won)109 billion in 2004.

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

Provision for loan losses and credit-related commitments decreased 21.1% from (Won)128 billion in 2003 to (Won)101 billion in 2004, primarily due to an improvement in the asset quality of Kyongnam Bank’s consumer and small- and medium-sized enterprise loan portfolios, which was partially offset by increased lending volumes.

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

	Year ended December 31,						% Change
	2003		2004		2005		2003/2004	2004/2005
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	524	(Won)	531	(Won)	589	1.3%	10.9%
Interest expense		290		279		296	(3.8)	6.1
Provision for loan losses and credit-related commitments		95		60		73	(36.8)	21.7
Non-interest income		75		82		85	9.3	3.7
Non-interest expense including depreciation and amortization		181		174		207	(3.9)	19.0

Net income before tax and minority interest		33		100		98	203.0	(2.0)
Income tax expense (benefit) (1)		(24)		28		(27)	N/M	(196.4)
Minority interest		—		—		—	—	—

Net income	(Won)	57	(Won)	72	(Won)	125	26.3	73.6

(1)	N/M = not meaningful

Comparison of 2005 to 2004

Our net income before tax and minority interest expense for this segment decreased 2.0% from (Won)100 billion in 2004 to (Won)98 billion in 2005. In 2005, Kyongnam Bank recognized additional deferred tax assets under Korean GAAP, which resulted in income tax benefit and a positive effect on net income after tax in that year. Accordingly, net income after tax increased 73.6% from (Won)72 billion in 2004 to (Won)125 billion in 2005.

Interest and dividend income from our Kwangju Bank operations increased 10.9% from (Won)531 billion in 2004 to (Won)589 billion in 2005, primarily due to an increase in average lending volumes as a result of greater loan demand and increased efforts to market loans to small- and medium-sized enterprises. The average volume of Kwangju Bank’s loans increased 14.6% from (Won)5,530 billion in 2004 to (Won)6,338 billion in 2005, with the majority of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises, reflecting increased demand for, and Kwangju Bank’s continued focus on providing, these loan products. The increase in interest income resulting mainly from the increased volume of interest-earning assets was partially offset by a decline in average yields on interest-earning assets resulting from the general decline in market rates in Korea from 2004 to 2005.

Interest expense increased 6.1% from (Won)279 billion in 2004 to (Won)296 billion in 2005. The increase in interest expense resulted principally from a 14.4% increase in the average volume of deposits from (Won)6,549 billion in 2004 to (Won)7,495 billion in 2005, primarily as a result of increased overall demand for bank deposit products (principally certificate of deposit accounts and demand deposits) in Korea. This increase was partially offset by a decline in the average cost of interest-bearing liabilities due to the lower interest rate environment.

Provision for loan losses and credit-related commitments increased 20.0% from (Won)60 billion in 2004 to (Won)72 billion in 2005, primarily due to increased lending volumes, which was partially offset by an improvement in the asset quality of Kwangju Bank’s existing consumer and small- and medium-sized enterprise loan portfolios.

Non-interest income remained relatively stable at (Won)85 billion in 2005 compared to (Won)82 billion in 2004.

Non-interest expense, including depreciation and amortization, increased 19.0% from (Won)174 billion in 2004 to (Won)207 billion in 2005. This increase was due primarily to an increase in fees paid to collection agencies, an increase in losses associated with derivatives transactions and an increase in provisions associated with other liabilities.

Comparison of 2004 to 2003

Our net income before tax and minority interest expense for this segment increased 203.0% from (Won)33 billion in 2003 to (Won)100 billion in 2004. In 2004, Kwangju Bank recognized additional deferred tax assets under Korean GAAP, which resulted in income tax benefit and a positive effect on net income after tax in that year. Accordingly, net income after tax increased 26.3% from (Won)57 billion in 2003 to (Won)72 billion in 2004.

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

Provision for loan losses and credit-related commitments decreased 36.8% from (Won)95 billion in 2003 to (Won)60 billion in 2004 primarily due to an improvement in the asset quality of Kwangju Bank’s existing consumer and small- and medium-sized enterprise loan portfolios, which was partially offset by increased lending volumes.

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

	Year ended December 31,						% Change
	2003		2004		2005		2003/2004	2004/2005
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	576	(Won)	301	(Won)	515	(47.7)%	71.1%
Interest expense		218		82		38	(62.4)	(53.7)
Provision for loan losses and credit-related commitments		1,650		547		14	(66.9)	(97.4)
Non-interest income		419		300		55	(28.4)	(86.7)
Non-interest expense including depreciation and amortization		327		230		262	(30.0)	13.9

Net income (loss) before tax and minority interest		(1,200)		(258)		256	(78.5)	(199.2)
Income tax expense (benefit) (1)		121		—		70	N/M	100.0
Minority interest		—		—		—	—	—

Net income (loss)	(Won)	(1,321)	(Won)	(258)	(Won)	186	(80.5)	(172.1)

(1)	N/M = not meaningful.

Comparison of 2005 to 2004

Our net income (loss) before tax and minority interest expense for this segment changed from a loss of (Won)258 billion in 2004 to income of (Won)256 billion in 2005. In 2005, we recorded (Won)70 billion of income tax expense for this segment, as a result of our net income before tax. In 2004, we had no such income tax expense.

Interest and dividend income for this segment (which includes cash advance fees and interest on card loans) increased 71.1% from (Won)301 billion in 2004 to (Won)515 billion in 2005. This increase was attributable primarily to a reclassification of interest and fees on credit card installment purchases and merchant fees from commissions under non-interest income to interest income, as a result of a change in accounting policy under Korean GAAP in 2005.

Interest expense decreased 53.7% from (Won)82 billion in 2004 to (Won)38 billion in 2005 principally due to a decrease in interest expense on debentures and borrowings. This decrease was attributable primarily to a lower average volume of debentures outstanding in 2005 compared to 2004, resulting from reduced funding requirements in light of the decrease in outstanding credit card balances.

Provision for loan losses and credit-related commitments decreased 97.4% from (Won)547 billion in 2004 to (Won)14 billion in 2005, primarily due to an improvement in the asset quality, as well as a decrease in volume, of the credit card portfolio. Delinquencies decreased as a result of continued charge-offs of delinquent balances as well as increased collections on previously delinquent balances. In 2005, our credit card operations charged off credit card balances amounting to (Won)168 billion, as compared to (Won)1,027 billion in 2004.

Non-interest income, which includes commission income from credit cards, decreased 81.7% from (Won)300 billion in 2004 to (Won)55 billion in 2005. This decrease resulted principally from the reclassification of interest on credit card installment purchases and merchant fees from non-interest income to interest income in 2005, as discussed above.

Non-interest expense, which includes depreciation and amortization, increased 13.9% from (Won)230 billion in 2004 to (Won)262 billion in 2005. This increase was primarily due to an increase in fees paid to collection agencies.

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

Interest and dividend income for this segment (which included cash advance fees and interest on card loans) decreased 47.7% from (Won)576 billion in 2003 to (Won)301 billion in 2004. This decrease was attributable primarily to a decrease in the average volume of card advances and card loans. The average volume of outstanding credit card balances, including cash advances and card loans, decreased 40.5% from (Won)2,424 billion in 2003 to (Won)1,442 billion in 2004. This decrease resulted from measures taken by our credit card operations to reduce the overall level of their outstanding credit card receivables, including through charge-offs, by lowering credit limits for cardholders and by maintaining reduced availability of new credit card loans. The decrease in average volume in 2004 compared to 2003 was enhanced by the effect of Woori Credit Card’s transfer of Kwangju Bank’s former credit card operations back to Kwangju Bank in March 2004, prior to Woori Credit Card’s merger with Woori Bank.

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

Provision for loan losses and credit-related commitments decreased 66.9% from (Won)1,650 billion in 2003 to (Won)547 billion in 2004 primarily due to an improvement in the asset quality, as well as a decrease in volume, of the credit card portfolio. Delinquencies decreased as a result of continued charge-offs of delinquent balances as well as increased collections on previously delinquent balances. In 2004, our credit card operations charged off credit card balances amounting to (Won)1,027 billion, as compared to (Won)1,257 billion in 2003.

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

Securities Brokerage Services

Our securities brokerage services segment currently consists of the operations of Woori Investment & Securities, which was created when we merged Woori Securities with LGIS in March 2005. Woori Investment & Securities is engaged in securities brokerage, investment banking, securities investment and trading and other capital markets activities. In October and December 2004, we acquired a 27.3% voting interest in LGIS, as a result of which LGIS became a consolidated subsidiary under Korean GAAP effective December 24, 2004. However, because the acquisition occurred toward the end of the year, it did not have a material impact on our results of operations for this segment in 2004. Prior to this acquisition, our securities brokerage services segment consisted of the operations of Woori Securities.

	Year ended December 31,						% Change
	2003		2004		2005		2003/2004	2004/2005
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	24	(Won)	26	(Won)	210	8.3%	707.7%
Interest expense		4		4		93	0.0	2,225.0
Provision for loan losses and credit-related commitments (reversal of provision) (1)		4		3		28	(25.0)	833.3
Non-interest income		140		153		1,326	9.3	766.7
Non-interest expense including depreciation and amortization		173		171		1,176	(1.2)	591.8

Net income (loss) before tax and minority interest (1)		(17)		1		239	N/M	11,850.0
Income tax expense (benefit) (1)		(4)		1		72	N/M	7,100.0
Minority interest		—		—		7	—	N/M

Net income (loss) (1)	(Won)	(13)		—		160	N/M	N/M

(1)	N/M = not meaningful.

Comparison of 2005 to 2004

Our net income before tax and minority interest expense for this segment increased from (Won)1 billion in 2004 to (Won)239 billion in 2005, primarily as a result of the acquisition of LGIS and its operations, the effects of which were fully reflected commencing in 2005.

Interest and dividend income for this segment increased 707.7% from (Won)26 billion in 2004 to (Won)210 billion in 2005, primarily as a result of the acquisition of LGIS and its operations.

Interest expense increased from (Won)4 billion in 2004 to (Won)93 billion in 2005, primarily as a result of the acquisition of LGIS and its operations.

Provision for loan losses and credit-related commitments increased 833.3% from (Won)3 billion in 2004 to (Won)28 billion in 2005, primarily as a result of the acquisition of LGIS and its operations.

Non-interest income, which includes commission income from our brokerage operations, increased 766.7% from (Won)153 billion in 2004 to (Won)1,326 billion in 2005, primarily as a result of the acquisition of LGIS and its operations.

Non-interest expense, which includes depreciation and amortization, increased 591.8% from (Won)171 billion in 2004 to (Won)1,176 billion in 2005, primarily as a result of the acquisition of LGIS and its operations.

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

Provision for loan losses and credit-related commitments also remained relatively stable at (Won)3 billion in 2004 compared to (Won)4 billion in 2003.

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

Other Operations

Other operations include the operations of Woori Finance Holdings and all of our subsidiaries that were consolidated under Korean GAAP at December 31, 2005 except Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities, including principally Woori Finance Information System, Woori F&I, Woori Asset Management (which was created as a result of the merger of our subsidiary, Woori Investment Trust Management, into LGITM in March 2005), two special purpose companies and a number of other smaller subsidiaries, none of which constituted a separate reportable segment.

	Year ended December 31,						% Change
	2003		2004		2005		2003/2004	2004/2005
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	80	(Won)	46	(Won)	37	(42.5)%	(19.6)%
Interest expense		163		172		144	5.5	(15.8)
Provision for loan losses and credit-related commitments (reversal of provision) (1)		12		(2)		(1)	N/M	(50.0)
Non-interest income		672		1,848		2,249	175.0	21.7
Non-interest expense including depreciation and amortization		342		380		342	11.1	(10.0)

Net income (loss) before tax and minority interest		235		1,344		1,801	471.9	33.9
Income tax expense (benefit)		11		11		27	0.0	145.5
Minority interest (1)		2		2		2	0.0	(50.0)

Net income	(Won)	222	(Won)	1,331	(Won)	1,772	500.0	33.0

(1)	N/M = not meaningful.

Comparison of 2005 to 2004

Our net income before tax and minority interest expense for this segment increased 33.9% from (Won)1,344 billion in 2004 to (Won)1,801 billion in 2005.

Interest and dividend income decreased 19.6% from (Won)46 billion in 2004 to (Won)37 billion in 2005. This decrease was primarily due to a decrease in average loan volumes in 2005 compared to 2004 due to sales of loans held by the special purpose companies included in this segment.

Interest expense decreased 15.8% from (Won)172 billion in 2004 to (Won)144 billion in 2005. This decrease was primarily due to a decline in interest payments in connection with debt issued by us at the holding company level as a result of a decrease in the average volume of such debt.

Reversal of provision for loan losses decreased 50.0% from (Won)2 billion in 2004 to (Won)1 billion in 2005.

Non-interest income increased 21.7% from (Won)1,848 billion in 2004 to (Won)2,249 billion in 2005. This increase was attributable primarily to gains recorded by Woori Finance Holdings in 2005 on valuation of investments in affiliates accounted for under the equity method, principally Woori Bank, due to increases in net income recorded by our subsidiaries.

Non-interest expense, including depreciation and amortization, decreased 10.0% from (Won)380 billion in 2004 to (Won)342 billion in 2005 primarily due to a decrease in administrative expenses and a decrease in losses attributed to derivatives trading at the holding company level.

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

Item 5B. Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						% Change
	2003		2004		2005		2003/2004	2004/2005
	(in billions of Won)
Cash and cash equivalents(1)	(Won)	5,399	(Won)	4,315	(Won)	8,280	(20.1)%	91.9%
Restricted cash(1)		373		388		376	4.0	(3.1)
Interest-bearing deposits in other banks		1,640		990		1,553	(39.6)	56.9
Call loans and securities purchased under resale agreements		1,127		1,499		1,426	33.0	(4.9)
Trading securities		4,291		6,989		4,889	62.9	(30.0)
Available-for-sale securities		12,408		12,302		18,288	(0.9)	48.7
Held-to-maturity securities		9,802		8,406		9,638	(14.2)	14.7
Other investment assets		793		1,138		1,397	43.5	22.8
Loans:
Domestic:
Commercial:
Commercial and industrial		40,642		42,445		47,232	4.4	11.3
Lease financing		222		132		75	(40.5)	(43.2)
Trade financing		6,922		7,073		7,172	2.2	1.4
Other commercial (2)		4,254		4,270		4,727	0.4	10.7

Total commercial		52,039		53,920		59,206	3.6	9.8
Consumer:
General purpose household (3)		26,758		27,619		34,906	3.2	26.4
Mortgage		3,599		4,683		5,458	30.1	16.5
Credit cards		3,964		2,128		2,092	(46.3)	(1.7)

Total consumer		34,321		34,430		42,456	0.3	23.3

Total domestic		86,361		88,350		101,662	2.3	15.1
Foreign:
Commercial:
Commercial and industrial		1,885		1,730		2,316	(8.2)	33.9
Trade financing		63		104		76	65.1	(26.9)

Total commercial		1,947		1,834		2,392	(5.8)	30.4
Consumer:		84		305		76	263.1	(75.1)

Total foreign		2,031		2,139		2,468	5.3	15.4
Deferred origination costs		56		36		31	(35.7)	(13.9)
Less: unearned income		(26)		(14)		(7)	(46.2)	(50.0)
Less: allowance for loan losses		(2,834)		(1,806)		(1,525)	(36.3)	(15.6)
Total loans, net		85,587		88,705		102,630	3.6	15.7
Due from customers on acceptances		421		338		355	(19.7)	5.0
Premises and equipment, net		2,151		2,110		2,060	(1.9)	(2.4)
Accrued interest and dividends receivable		747		558		703	(25.3)	26.0
Assets held for sale (4)		—		26		49	N/M	88.5
Goodwill (4)		25		22		48	(12.0)	118.2
Other assets		2,850		3,128		3,223	9.8	3.0

Total assets	(Won)	127,613	(Won)	130,914	(Won)	154,915	2.6	18.3

(1)	In 2005, we changed our accounting policy with respect to the composition of cash and cash equivalents to include reserve deposits with the Bank of Korea and certain foreign banks. Such balances were previously classified as restricted cash. Amounts for prior periods have been reclassified accordingly. See Note 1 of the notes to our consolidated financial statements.
(2)	Other commercial loans include bills bought in foreign currency and overdrafts.
(3)	Includes home equity loans.
(4)	N/M= Not meaningful.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2005 to 2004

Our total assets increased 18.3% from (Won)130,914 billion as of December 31, 2004 to (Won)154,915 billion as of December 31, 2005 principally due to a 15.1% increase in domestic commercial loans and consumer credits (including mortgage loans and general purpose household loans) from (Won)88,350 billion as of December 31, 2004 to (Won)101,662 billion as of December 31, 2005 and a 48.7% increase in available-for-sale securities from (Won)12,302 billion as of December 31, 2004 to (Won)18,288 billion as of December 31, 2005. These increases were partially offset by a 30.0% decrease in trading securities from (Won)6,989 billion as of December 31, 2004 to (Won)4,889 billion as of December 31, 2005.

Comparison of 2004 to 2003

Our total assets increased 2.6% from (Won)127,613 billion as of December 31, 2003 to (Won)130,914 billion as of December 31, 2004 principally due to a 62.9% increase in trading securities from (Won)4,291 billion as of December 31, 2003 to (Won)6,989 billion as of December 31, 2004 and a 2.3% increase in domestic commercial loans and consumer credits (including mortgage loans and general purpose household loans) from (Won)86,361 billion as of December 31, 2003 to (Won)88,350 billion as of December 31, 2004. These increases in loan volumes were partially offset by a decrease in the volume of credit card receivables. These increases were also partially offset by a 14.2% decrease in held-to-maturity securities from (Won)9,802 billion as of December 31, 2003 to (Won)8,406 billion as of December 31, 2004, a 20.1% decrease in cash and cash equivalents from (Won)5,399 billion as of December 31, 2003 to (Won)4,315 billion as of December 31, 2004 and a 39.6% decrease in interest-bearing deposits in other banks from (Won)1,640 billion as of December 31, 2003 to (Won)990 billion as of December 31, 2004.

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities, as well as our stockholders’ equity:

	As of December 31,						% Change
	2003		2004		2005		2003/2004	2004/2005
	(in billions of Won)
Deposits
Interest-bearing	(Won)	85,482	(Won)	86,339	(Won)	99,609	1.0%	15.4%
Non-interest-bearing		3,521		3,714		4,538	5.5	22.2
Call money		412		689		326	67.2	(52.7)
Trading liabilities		473		1,628		1,339	244.2	(17.8)
Acceptances outstanding		421		338		355	(19.7)	5.0
Other borrowed funds		9,345		9,115		9,909	(2.5)	8.7
Secured borrowings		4,321		2,352		2,557	(45.6)	8.7
Long-term debt		14,917		15,662		21,850	5.0	39.5
Accrued interest payable		1,618		1,713		1,721	5.9	0.5
Liabilities held for sale (1)		—		—		—	N/M	N/M
Other liabilities		3,218		2,862		4,379	(11.1)	53.0

Total liabilities		123,728		124,412		146,583	0.6	17.8
Minority interest		229		38		11	(83.4)	(71.1)
Stockholders’ equity		3,656		6,464		8,321	76.8	28.7

Total liabilities, minority interest and stockholders’ equity	(Won)	127,613	(Won)	130,914	(Won)	154,915	2.6	18.3

(1)	N/M = not meaningful.

For further information on our liabilities, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2005 to 2004

Our total liabilities increased 17.8% from (Won)124,412 billion as of December 31, 2004 to (Won)146,583 billion as of December 31, 2005. The increase was primarily due to increases in interest-bearing deposits and long-term debt. Our interest-bearing deposits increased 15.4% from (Won)86,339 billion as of December 31, 2004 to (Won)99,609 billion as of December 31, 2005, primarily due to increases in certificate of deposit and other time deposits. Our long-term debt increased 39.5% from (Won)15,662 billion as of December 31, 2004 to (Won)21,850 billion as of December 31, 2005, primarily due to increases in debentures.

Our stockholders’ equity increased by 28.7% from (Won)6,464 billion as of December 31, 2004 to (Won)8,321 billion as of December 31, 2005. This increase resulted principally from a substantial reduction in our accumulated deficit, which was attributable to the net income we generated in 2005. In addition, approximately 9,560 thousand shares of our common stock were issued as a result of the conversion of outstanding convertible bonds held by an affiliate of Lehman Brothers, which in the aggregate added (Won)62 billion to our stockholders’ equity. The increase was enhanced by a (Won)110 billion of net unrealized gains on available-for-sale securities.

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

Our stockholders’ equity increased by 76.1% from (Won)3,656 billion as of December 31, 2003 to (Won)6,464 billion as of December 31, 2004. This increase resulted principally from a substantial reduction in our accumulated deficit, which was attributable to the net income we generated in 2004. The increase was enhanced by a reduction in our deficit equity relating to the use of net operating loss carry-forwards with respect to our subsidiaries, as well as (Won)124 billion of net unrealized gains on available-for-sale securities. In 2004, we also issued approximately 8,571 thousand shares of our common stock in connection with the minority interest in Woori Securities that we did not own, as well as approximately 12,379 thousand shares of our common stock as a result of the conversion of outstanding convertible bonds held by an affiliate of Lehman Brothers, which in the aggregate added (Won)69 billion to our stockholders’ equity.

Realized and Unrealized Losses on Investment Securities

Gross Realized Losses

In 2005, we recognized other-than-temporary impairment losses on equity securities and debt securities of (Won)12 billion and (Won)43 billion, respectively. Most of these losses resulted primarily from an increase in the benchmark interest rate with respect to debt securities in 2005 compared to 2004.

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

To the extent factors contributing to the impairment losses recognized in 2005 affected other investments, we reviewed those investments for other-than-temporary impairment and recorded losses if appropriate.

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

With respect to securities we sold at a loss in 2005, the amount of the loss recorded at the sales date was (Won)90 billion. These losses related primarily to the disposal of fixed maturity securities of issuers whose deteriorating credit fundamentals, coupled with the continued weakness in general economic conditions in Korea, led to rating downgrades of their securities and increasing uncertainty regarding the future value of their securities.

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

Gross Unrealized Losses

As of December 31, 2005, the amount of gross unrealized losses on available-for-sale securities included in accumulated other comprehensive income in stockholders’ equity was (Won)54 billion. As of that date, we also had (Won)67 billion of gross unrealized losses related to held-to-maturity securities, none of which was recorded in our consolidated financial statements. For a breakdown of these gross unrealized losses by type of security, see “Item 4B. Business Overview—Capital Markets Activities—Securities Investment and Trading.”

Substantially all of the fixed maturity securities in our portfolio are rated by external Korean or international rating agencies. Fixed maturity securities are considered investment grade if they are rated BBB-/Baa3 or better. For fixed maturity securities in an unrealized loss position at December 31, 2005, 26.3% (based on fair value) were investment grade, none were below investment grade and 73.7% were not rated. At December 31, 2005, unrealized losses from fixed maturity securities that were below investment grade or not rated represented approximately 31.5% of gross unrealized losses on such securities. We had no material unrealized losses on individual fixed maturity securities or equity securities at December 31, 2005.

As of December 31, 2005, the amount of gross unrealized losses for fixed maturity securities and equity securities (including beneficiary certificates) continuously in an unrealized loss position for the time periods indicated were as follows:

	Fixed Maturities		Equity Securities	Total
	(in billions of Won)
Less than one year	(Won)	119	1	(Won)	120
More than one year		1	—		1

Total gross unrealized losses	(Won)	120	1	(Won)	121

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to (Won)89,003 billion as of December 31, 2003, (Won)90,053 billion as of December 31, 2004 and (Won)104,146 billion as of December 31, 2005, which represented approximately 75.4%, 76.8% and 75.0% of our total funding, respectively. We have been able to use increases in customer deposits in recent years to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding.

We also obtain funding through long-term debt, secured borrowings and other borrowed funds to meet our liquidity needs. Long-term debt represented 12.6%, 13.3% and 15.7% of our total funding as of December 31, 2003, 2004 and 2005, respectively. Secured borrowings represented 3.7%, 1.6% and 1.8% of our total funding as of December 31, 2003, 2004 and 2005, respectively. Other borrowed funds, which are borrowings with original maturities of less than one year, represented 7.9%, 7.8% and 7.1% of our total funding as of December 31, 2003, 2004 and 2005, respectively. For further information on our sources of funding, see “Item 4B. Business Overview—Assets and Liabilities—Funding.”

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

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations. We received aggregate dividends from our subsidiaries of (Won)553 billion for 2003, (Won)700 billion for 2004 and (Won)78 billion for 2005. See “Item 3D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

In October 2004, we purchased seven million shares of LGIS in the Korean stock market for approximately (Won)55 billion. In addition, in December 2004, we purchased approximately 26 million shares of LGIS from LG Card for approximately (Won)298 billion. As a result, as of December 31, 2004, we owned a 27.3% voting interest in LGIS, which became an equity method investee. We financed these acquisitions through interim dividends of (Won)400 billion from Woori Bank. On March 31, 2005, we merged Woori Securities, our wholly-owned subsidiary, into LGIS and renamed the surviving entity Woori Investment & Securities, which became an equity method investee. See “Item 4B. Business Overview—Capital Markets Activities—Securities Brokerage.”

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2005:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Contractual obligations
Long-term debt obligations	(Won)	21,877	(Won)	3,515	(Won)	11,478	(Won)	4,122	(Won)	2,762
Deposits (1)		63,905		55,814		3,838		916		3,337
Capital (finance) lease obligations		26		14		9		3		—
Operating lease obligations		181		91		31		30		29
Purchase obligations		318		57		111		115		35
Secured borrowings		2,557		2,052		269		236		0
Employee severance plan obligations		376		0		0		3		373

Total	(Won)	89,240	(Won)	61,543	(Won)	15,736	(Won)	5,425	(Won)	6,536

(1)	Comprising certificate of deposits, other time deposits and mutual installment deposits.

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

We also enter into transactions with certain special purpose entities and variable interest entities, including through the purchase of their subordinated debt and the provision of credit facilities to them.

The following table sets forth our off-balance sheet commitments as of the dates indicated:

	As of December 31,
	2003		2004		2005
	(in billions of Won)
Guarantees	(Won)	1,666	(Won)	1,276	(Won)	1,793
Commercial letters of credit		3,137		2,911		2,666
Unused lines of credit:
Commercial		20,152		26,450		40,082
Credit cards (1)		9,173		14,359		14,223
Consumer		4,716		4,823		4,925
Commitments to extend credit:
Original term to maturity of less than one year		176		31		—
Original term to maturity of more than one year		1,081		1,320		1,749
Retained interests in special purpose entities		113		199		182
Credit facilities to special purpose entities (2)		567		1,198		2,298
Investments in special purpose entities (2)		606		864		1,559
Investments in variable interest entities		365		85		384

(1)	Relates to the unused credit card limits that may be cancelled by us at any time.
(2)	Structured by third parties.

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as “other liabilities” in our balance sheet. As of December 31, 2005, we had established allowances for possible losses of (Won)128 billion with respect to our credit-related commitments.

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

The following tables set forth a summary of the capital and capital adequacy ratios of Woori Bank, our principal banking subsidiary, and the capital adequacy ratios of Kyongnam Bank, Kwangju Bank and Woori Investment Bank, as of December 31, 2003, 2004 and 2005, based on applicable Korean GAAP and regulatory reporting standards:

	As of December 31,
	2003		2004		2005
	(in billions of Won)
Woori Bank
Tier I capital
Paid-in capital	(Won)	2,853	(Won)	3,180	(Won)	3,180
Capital reserves		656		466		465
Retained earnings		1,579		3,177		3,979
Minority interests in consolidated subsidiaries		14		23		3
Consolidated adjustment credit/debit		—		—		—
Others		(332)		(893)		(374)
Total Tier I capital		4,770		5,953		7,253
Tier II capital
Revaluation reserves
Allowance for loan losses (1)		672		665		943
Subordinated debt (2)		1,035		1,791		1,660
Valuation gain on investment securities		158		356		675
Others		1,259		574		—
Investment in non-consolidated equity investees (3)		(42)		(45)		(83)
Total Tier II capital		3,082		3,341		3,195
Total core and supplementary capital	(Won)	7,851	(Won)	9,294	(Won)	10,448
Risk-weighted assets
On-balance sheet	(Won)	66,589	(Won)	73,512	(Won)	86,224
Off-balance sheet		3,329		2,666		3,485
Total	(Won)	69,918	(Won)	76,178	(Won)	89,709
Tier I capital ratio		6.82%		7.81%		8.09%
Tier II capital ratio		4.41		4.39		3.56
Capital adequacy ratio		11.23		12.20		11.65

(1)	Allowances for loan losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent such allowances represent up to 1.25% of risk-weighted assets.
(2)	Subordinated debt representing up to 50% of Tier I capital is used in the calculation of Tier II capital.
(3)	Equity method investees engaged in banking and financial activities of which Woori Bank owns more than 15% are deducted from Tier II capital pursuant to the guidelines of the Financial Supervisory Commission.

As of December 31, 2003
	Kyongnam Bank	Kwangju Bank
Tier I capital ratio	7.73%	6.20%
Tier II capital ratio	4.00	4.52
Capital adequacy ratio	11.69	10.72

As of December 31, 2004
	Kyongnam Bank	Kwangju Bank
Tier I capital ratio	8.33%	6.93%
Tier II capital ratio	3.06	4.88
Capital adequacy ratio	11.34	11.81

As of December 31, 2005
	Kyongnam Bank	Kwangju Bank
Tier I capital ratio	7.83%	7.34%
Tier II capital ratio	2.81	4.26
Capital adequacy ratio	10.59	11.60

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

In addition, under Basel II, banks are permitted to follow either a standardized approach, or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements, which Kyongnam Bank and Kwangju Bank have chosen to use a standardized approach. Since Woori Bank will be implementing an internal ratings-based approach for the first time in connection with its implementation of Basel II, its internal rating model may require a significant increase in its capital requirements under Korean GAAP, which will require it to either improve its asset quality or raise additional capital.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards (“SFAS”) No. 156, “Accounting for Servicing of Financial Assets—an amendment of SFAS No. 140”

In March 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of SFAS No. 140.” SFAS No. 156 requires that an entity separately recognize a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations. Such servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable. SFAS No. 156 also allows an entity to choose one of two methods when subsequently measuring its servicing assets and servicing liabilities: (1) the amortization method or (2) the fair value measurement method. The amortization method existed under SFAS No. 140 and remains unchanged in (1) allowing entities to amortize their servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and (2) requiring the assessment of those servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date. The fair value measurement method allows entities to measure their servicing assets or servicing liabilities at fair value on each reporting date and report changes in fair value in earnings in the period in which the change occurs. The statement is effective for fiscal years beginning after September 15, 2006. The adoption of the statement is not expected to have a material impact on our financial position, operating results or cash flows.

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of SFAS No. 133 and 140”

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS No. 133 and 140,” which permits fair value remeasurement of certain hybrid financial instruments, clarifies the scope of SFAS No. 133 regarding interest-only and principal-only strips, and provides further guidance on certain issues regarding beneficial interests in securitized financial assets, concentrations of credit risk and qualifying special purpose entities. SFAS No. 155 is effective for all instruments acquired or issued as of the first fiscal year beginning after September 15, 2006 and may be applied to certain other financial instruments held prior to the adoption date. Earlier adoption is permitted as of the beginning of an entity’s fiscal year provided that the entity has not yet issued financial statements. The adoption of the statement is not expected to have a material impact on our financial position, operating results or cash flows.

FASB Staff Position (“FSP”) Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”

In March 2004, the Emerging Issue Task Force (“EITF”) issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue No. 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments in debt and equity securities. In September 2004, the FASB issued FSP EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1,” which deferred the effective date of the recognition and measurement provisions of the consensus until further guidance is issued.

In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” revising the recognition and measurement provisions of EITF Issue No. 03-1. This FSP clarified and reaffirmed existing guidance as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Certain disclosures about unrealized losses on available-for-sale debt and equity securities that have not been recognized as other-than-temporary impairments are required under the FSP. The FSP is effective for fiscal years beginning after December 15, 2005. The adoption of the FSP did not have a significant impact on our financial position, operating results or cash flows.

The disclosures required by EITF Issue No. 03-1 are included in notes 9 and 10 of the notes to our consolidated financial statements.

EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.”

In June 2005, the EITF of the FASB issued EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” EITF Issue No. 04-5 provides that the general partner(s) is presumed to control the limited partnership, unless the limited partners possess either substantive participating rights or the substantive ability to dissolve the limited partnership or otherwise remove the general partner(s) without cause (“kick-out rights”). Kick-out rights are substantive if they can be exercised by a simple majority of the limited partners’ voting interests. The guidance applies to general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified after June 29, 2005, and to general partners in all other limited partnerships no later than the beginning of the first reporting period in fiscal years beginning after

December 15, 2005. The adoption of the guidance did not have a material impact on our financial position, operating results or cash flows.

SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 generally requires retrospective application to prior periods’ financial statements of all voluntary changes in accounting principle and changes required when a new pronouncement does not include specific transition provisions. The statement applied to us beginning January 1, 2006 and did not have a material impact on our financial position, operating results or cash flows.

SFAS No. 123 (Revised 2004), “Share-Based Payment” and Staff Accounting Bulletin No. 107, “Share-Based Payment”

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires compensation cost related to share-based payments to employees to be recognized in the financial statements based on their fair value. In April 2005, the U.S. Securities and Exchange Commission issued a rule which delayed the required effective date to the beginning of an entity’s fiscal year which begins after June 15, 2005. Accordingly, we adopted SFAS 123R effective January 1, 2006, using the modified prospective method of transition. This method requires the provisions of SFAS 123R to be applied to new awards and awards modified, repurchased or cancelled after the effective date. Additionally, compensation expense attributable to any unvested awards outstanding at the date of adoption must be recognized over the remaining requisite service period. In November 2005, the FASB issued FSP No. FAS 123R-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” The FSP provides a transition election for calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R which may be made up to one year from the initial adoption of SFAS 123R. The adoption of the statement did not have a significant impact on our financial position, operating results or cash flows.

On March 29, 2005, the U.S. Securities and Exchange Commission released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB No. 107”), which provides guidance on several technical issues regarding the required adoption of SFAS No. 123R. We have adopted SAB No. 107 on January 1, 2006 in conjunction with the adoption of SFAS No. 123R. Compliance with the bulletin did not have a material impact upon our financial position, operating results or cash flows.

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

Consolidated income statement data under Korean GAAP

	As of December 31,
	2003 (1)		2004 (2)		2005 (2)		2005 (3)
		(in billions of (Won), except per share data)				(in millions of US$, except per share data)
Interest and dividend income (4)	(Won)	7,564	(Won)	6,986	(Won)	7,689	US$	7,613
Interest expense		3,842		3,647		3,736		3,699

Net interest income		3,722		3,339		3,953		3,914
Provision for loan losses		2,679		1,409		562		556

Net interest income after provision for loan losses		1,043		1,930		3,391		3,358
Commission income		1,150		1,237		1,274		1,261
Other non-interest income		1,690		5,136		5,295		5,243
Non-interest expense		3,740		7,136		7,929		7,850

Operating income		143		1,167		2,031		2,012
Non-operating income		586		458		573		567
Non-operating expense		498		391		458		453

Income (loss) before income tax expense		231		1,234		2,146		2,126
Income tax expense (benefit)		179		(57)		312		309

Income (loss) before minority interests		52		1,291		1,834		1,817
Minority interest in earnings of consolidated subsidiaries		4		1		(146)		(145)

Net income	(Won)	56	(Won)	1,292	(Won)	1,688	US$	1,672

Per common share data:
Earnings per share-basic	(Won)	73	(Won)	1,655	(Won)	2,099	US$	2.078
Earnings per share-diluted		73		1,612		2,095		2.074
Cash dividends per share (5)		100		150		400		0.396
Stock dividends per share		—		—		—

(1)	Under Korean GAAP, effective from 2003, interest and dividend income from asset-backed securities issued by special purpose entities was classified as non-interest income. In prior years, such income was classified as interest and dividend income. In 2003, 2004 and 2005, interest and dividends from asset-backed securities issued by our special purpose entities amounted to (Won)19 billion, (Won)27 billion and (Won)101.4 billion , respectively.
(2)	Under Korean GAAP, effective from 2004, the difference between the book value of a loan and the proceeds received in connection with a sale of such loan was recognized as non-interest income or non-interest expense. In prior periods, such difference was adjusted through a decrease or an increase in the provision for loan losses. In 2004, non-interest income and non-interest expense recognized through the sale of loans amounted to (Won)32 billion and (Won)167 billion, respectively. In 2005, non-interest income and non-interest expense recognized through the sale of loans amounted to (Won)129 billion and (Won)162 billion, respectively.
(3)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,010.0 to US$1.00, the noon buying rate in effect on December 30, 2005 as quoted by the Federal Reserve Bank of New York in the United States.
(4)	Commencing with the year ended December 31, 2005, interest and fees on credit card installment purchases and merchant fees have been reclassified from non-interest income to interest income. Amounts for 2003 and 2004 have not been restated in our financial statements for 2003 and 2004 in accordance with these reclassifications.
(5)	With respect to shares of common stock held by the KDIC, we paid cash dividends of (Won)100 per share of common stock in 2003, (Won)150 per share of common stock in 2004 and (Won)400 per share of common stock in 2005.

Consolidated balance sheet data under Korean GAAP

	As of December 31,
	2003		2004		2005		2005 (1)
	(in billions of Won)						(in millions of US$)
Cash and due from banks	(Won)	6,472	(Won)	6,850	(Won)	11,224	US$	11,113
Trading securities		2,728		6,701		7,694		7,618
Investment securities		24,279		21,852		29,999		29,702
Loans		88,342		93,796		108,643		107,567
Less: allowance for loan losses and present value discounts		(2,265)		(2,027)		(1,705)		(1,688)
Fixed assets		2,735		2,647		2,685		2,658
Other assets		6,477		6,812		6,003		5,944

Total assets	(Won)	128,768	(Won)	136,631	(Won)	164,543	US$	162,914

Deposits	(Won)	89,050	(Won)	92,149	(Won)	107,088	US$	106,028
Borrowings		12,813		13,286		16,508		16,344
Debentures, net of discounts		12,195		13,687		18,813		18,627
Other liabilities		9,012		8,815		11,029		10,920

Total liabilities		123,070		127,937		153,438		151,919
Minority interest in consolidated subsidiaries		196		1,253		1,383		1,369
Stockholders’ equity		5,502		7,441		9,722		9,626
Total liabilities, minority interest and stockholders’ equity	(Won)	128,768	(Won)	136,631	(Won)	164,543	US$	162,914

(1)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,010.0 to US$1.00, the noon buying rate in effect on December 30, 2005 as quoted by the Federal Reserve Bank of New York in the United States.

Ratios under Korean GAAP

	Year ended December 31,
	2003	2004	2005
	(Percentages)
Woori Finance Holdings:
Net income as a percentage of:
Average total assets	0.05%	0.97%	1.08%
Average stockholders’ equity	1.00	19.92	8.14
Dividend payout ratio (1)	38.28	9.24	19.06
Net interest spread (2)	3.18	2.68	2.87
Net interest margin (3)	3.16	3.00	3.00
Cost-to-income ratio (4)	41.75	46.69	75.36
Average stockholders’ equity as a percentage of average total assets	4.56	4.87	13.26
Woori Bank:
Net income as a percentage of:
Average total assets	1.42	1.89	1.01
Average stockholders’ equity	25.48	29.62	11.31
Dividend payout ratio (1)	46.54	20.03	41.48
Net interest spread (2)	3.18	3.53	2.82
Net interest margin (3)	3.20	2.99	3.01
Cost-to-income ratio (4)	42.11	43.59	78.99
Average stockholders’ equity as a percentage of average total assets	5.58	5.72	8.94

(1)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.
(2)	Net interest spread represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(3)	Net interest margin represents the ratio of net interest income to average interest-earning assets.
(4)	Cost-to-income ratio, a measure of a bank’s or a financial institution’s efficiency, represents the ratio of non-interest expense, net of provisions, to the sum of net interest income and non-interest income.

Capital, liquidity and leverage ratios under Korean GAAP

	December 31,
	2003	2004	2005
	(Percentages)
Capital ratios :
Requisite capital ratio (1)	8.00%	8.00%	8.00%
Total capital adequacy ratio of Woori Bank (2)	11.23	12.20	11.65
Tier I (2)	6.82	7.81	8.09
Tier II (2)	4.41	4.39	3.56
Liquidity ratios :
Won liquidity ratio of Woori Finance Holdings (3)	2,092.49	503.70	609.85
Won liquidity ratio of Woori Bank (4)	111.88	119.95	118.97
Foreign currency liquidity ratio of Woori Bank (5)	100.10	109.05	107.21
Leverage ratio:
Ratio of acquisition price to net assets of Woori Finance Holdings (6)	65.72	78.18	61.20

(1)	As a financial holding company, we are subject to minimum capital requirements as reflected in the requisite capital ratio. Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%. The requisite capital ratio represents the ratio of the net aggregate amount of our equity capital to the aggregate amount of requisite capital. This computation is based on our consolidated financial statements prepared in accordance with Korean GAAP.
(2)	Woori Bank accounted for 76.8% of our total assets as of December 31, 2005. The capital adequacy ratio of Woori Bank is computed in accordance with the guidelines issued by the Financial Supervisory Commission. Under the guidelines of the Financial Supervisory Commission, Woori Bank is required to maintain a minimum capital adequacy ratio of 8%. This computation is based on Woori Bank’s consolidated financial statements prepared in accordance with Korean GAAP. See “—Financial Condition—Capital Adequacy.”
(3)	Defined as the ratio of Won currency assets due within three months, including marketable securities, to Won liabilities due within three months. This ratio should not be less than 100% on a non-consolidated basis, under the Regulation on Finance Holding Companies.
(4)	Defined as the ratio of Won currency assets due within three months, including marketable securities, to Won liabilities due within three months. This ratio should not be less than 100% on a non-consolidated basis, under the Regulation on Supervision of Banking Business.
(5)	Defined as the ratio of foreign currency assets due within three months, including marketable securities, to foreign currency liabilities due within three months. This ratio should not be less than 85% on a non-consolidated basis, under the Regulation on Supervision of Banking Business.
(6)	Defined as the ratio of the acquisition prices of all subsidiaries in aggregate to the amount of net assets. This ratio should not be more than 100%, under the Financial Holding Company Act.

Asset quality data under Korean GAAP

	December 31,
	2003		2004		2005
	(in billions of Won)
Woori Finance Holdings:
Non-performing loans (1)	(Won)	2,476	(Won)	2,344	(Won)	1,575
Allowance for loan losses		2,252		2,027		1,816
Non-performing loans as a percentage of total loans		2.82%		2.53%		1.43%
Non-performing loans as a percentage of total assets		1.92		1.72		0.96
Allowance for loan losses as a percentage of non-performing loans		90.94		88.61		115.30
Allowance for loan losses as a percentage of total loans		2.56		2.24		1.65

Woori Bank:
Non-performing loans (1)	(Won)	1,677	(Won)	1,772	(Won)	1,124
Non-performing loans as a percentage of total loans		2.26%		2.27%		1.23%
Non-performing loans as a percentage of total assets		1.64		1.70		0.08
Precautionary loans as a percentage of total loans		2.57		2.76		1.81
Precautionary and below loans as a percentage of total loans		4.83		5.03		3.04
Precautionary and below loans as a percentage of total assets		3.51		3.76		1.99
Allowance for loan losses as a percentage of non-performing loans		93.15		89.28		119.09
Allowance for loan losses as a percentage of precautionary and below loans		43.55		40.27		48.15
Allowance for loan losses as a percentage of total loans		2.10		2.03		1.46

(1)	Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Supervisory Commission’s asset classification criteria.

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

	As of or for the year ended December 31, 2005
	(in billions of Won)
Korean GAAP net income	(Won)	1,688
1. Loans		278
2. Securities		31
3. Derivatives		(17)
4. Deferred loan costs		0
5. Fixed assets		0
6. Intangible assets		(19)
7. Tax effect of deficit equity reduction		(17)
8. Minority interest		25
9. Others		(39)

Total of adjustments		242
Tax effect of adjustments		(124)

U.S. GAAP net income	(Won)	1,806

Korean GAAP stockholders’ equity	(Won)	9,722
1. Loans		73
2. Securities		(1,747)
3. Derivatives		(42)
4. Deferred loan costs		37
5. Fixed assets		(112)
6. Intangible assets		18
7. Tax effect of deficit equity reduction		25
8. Minority interest		8
9. Others		(62)

Total of adjustments		(1,802)
Tax effect of adjustments		401

U.S. GAAP stockholders’ equity	(Won)	8,321

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

Under Korean GAAP, the allowance for loan losses is generally established based on the classification guidelines promulgated by the Financial Supervisory Commission, which require that the minimum allowance be established based on the classification of the loan. We have generally used these guidelines in establishing the minimum reserves and have additionally considered new loan loss provisioning guidelines announced by the Financial Supervisory Commission in November 2004. These guidelines include a new requirement that banks take into account “expected losses” with respect to credits in establishing their allowances for loan losses.

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

3. Under U.S. GAAP, to qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged. Each derivatives instrument must be designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively. Under Korean GAAP, the criteria that must be met in order to apply hedge accounting are less prescriptive. The majority of the derivatives hedge accounting relationships that we have established under Korean GAAP did not qualify as hedges under U.S. GAAP, except for certain derivatives which qualify as fair value hedges under the short-cut method. This adjustment reflects the effects of the reversal of the hedge accounting treatment under Korean GAAP.

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

7. Under U.S. GAAP, we recorded a tax expense related to the utilization of pre-acquisition net operating loss carry-forwards and deductable temporary differences, both of which were credited to a reduction of deficit equity and core deposit intangible. Under Korean GAAP, the utilization of such items results in a decrease of current income tax expense with a reduction in gross deferred tax assets.

8. The results of each of our subsidiaries have been affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, this adjustment reflects the allocation of the other adjustments to the minority interest.

9. This adjustment reflects the effect of miscellaneous items, which are not individually material.

Item 5C. Research and Development, Patents and Licenses, etc.

Not Applicable

Item 5D. Trend Information

These matters are discussed under Item 5A and Item 5B above where relevant.

Item 5E. Off-Balance Sheet Arrangements

See “Item 5B. Liquidity and Capital Resources—Financial Condition—Contractual Obligations and Off-Balance Sheet Arrangements.”

Item 5F. Tabular Disclosure of Contractual Obligations

See “Item 5B. Liquidity and Capital Resources—Financial Condition—Contractual Obligations and Off-Balance Sheet Arrangements.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A. Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for managing our affairs. The board currently comprises two standing directors and seven non-standing directors. Standing directors are directors who are full-time executive officers of Woori Finance Holdings, while non-standing directors are directors who are not full-time executive officers.

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

Standing Directors

Our standing directors are as follows:

Name	Age	Position	Director Since	Date Term Ends
Young-Key Hwang	54	Chairman and Chief Executive Officer	March 30, 2004	March 29, 2007

Seung Hee Park	55	Senior Managing Director and Chief Financial Officer	March 28, 2005	March 27, 2008

None of these directors are involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Young-Key Hwang is our chairman and chief executive officer. He was elected chairman and appointed as chief executive officer in March 2004. Prior to joining Woori Finance Holdings, he was president and chief executive officer of Samsung Securities and, prior to that, president and chief executive officer of Samsung Investment Trust Management. Mr. Hwang holds a B.A. in international trade from Seoul National University and an M.Sc. from the London School of Economics.

Seung Hee Park is our senior managing director and chief financial officer. He was elected as chief financial officer in March 2005. He was senior managing director of Woori Finance Holdings and, prior to that, an executive director of KDIC and non-standing director at Korea First Bank. Mr. Park graduated from Korea Military Academy and attended the Graduate School of Public Administration at Seoul National University. Mr. Park also holds an M.B.A. from Korea University.

Non-Standing Directors

Our non-standing directors are selected based on their experience and knowledge in diverse areas, which include law, finance, economies, management and accounting. We currently have seven non-standing directors. All were nominated by the Non-standing Director Candidate Nomination Committee and approved by our shareholders.

Our non-standing directors are as follows:

Name	Age	Position	Director Since	Year Term Ends (1)
Je-Hoon Lee	66	Non-Standing Director	March 30, 2004	2007
Sung-Tae Ro	60	Non-Standing Director	March 30, 2004	2007
Sung-Kwan Huh	59	Non-Standing Director	March 28, 2006	2007
Bong-Soo Park	58	Non-Standing Director	March 28, 2006	2007
Woon-Youl Choi	56	Non-Standing Director	March 28, 2005	2007
Chung-Sook Moon	51	Non-Standing Director	March 30, 2004	2007
Sung-Hwan Bae	50	Non-Standing Director	May 18, 2004	2007

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Sung-Kwan Huh was elected as a non-standing director in March 2006. He is currently the president of Gwangju Institute of Science and Technology and, prior to that, was minister of Government Administration and Home Affairs. He holds a Bachelor of Business Administration from Dong-A University, and a Ph.D. in business administration from State University of New York at Buffalo.

Bong-Soo Park was elected as a non-standing director in March 2006. He is currently the executive advisor to Korea Institute for International Economics Policy and, prior to that, was president and CEO of Korea Technology Credit Guarantee Fund. He holds a Bachelor of Business Administration from Seoul National University and an M.A. in economics from George Washington University.

Woon-Youl Choi has been a non-standing director since 2005. He currently is the vice president of Sogang University and, prior to that, was a member of the Monetary Policy Committee. He holds a B.A. in business administration from Seoul National University and a Ph.D. in finance from the University of Georgia.

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

Item 6B. Compensation

The aggregate remuneration and benefits-in-kind we paid in 2005 to our chairman and chief executive officer, our other standing and non-standing directors, and our other executive officers was (Won)3,200 million. We did not set aside any amounts in 2005 for allowances for severance and retirement benefits for those directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

On December 4, 2002, our board of directors approved a stock option plan for our chairman and chief executive officer and 61 of our other directors and officers and those of our subsidiaries. In accordance with this plan, we have granted stock options to our directors and officers, as well as to directors and officers of our subsidiaries, as described below. See “Item 6E. Share Ownership.” For all of the options granted in 2002, we will pay in cash the difference between the exercise price and the market price at the date of exercise. Restrictions on the grants, including continued employment for a specified period, lapse after a three-year vesting period. Once vested, options may be exercised until six years from the grant date.

In 2005, we did not grant any stock options and, accordingly, did not recognize any compensation expense for stock options granted under our stock option plan.

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

Board of Directors Management Committee

This committee consists of one standing director and four non-standing directors: Young-Key Hwang, Je-Hoon Lee, Sung-Tae Ro, Woon-Youl Choi and Chung-Sook Moon. The chairman is Young-Key Hwang. This committee, which functions as a steering committee, enables broad management oversight of our operations. It is responsible for the following:

•	setting rules and procedures for operations of our board and its various committees;

•	resolving issues relating to critical management-related matters like restructuring;

•	formulating management strategies and policies; and

•	determining policies to enhance our corporate governance structure.

This committee holds regular meetings every six months.

Management Compensation Committee

This committee consists of three non-standing directors: Je-Hoon Lee, Sung-Kwan Huh, and Woon-Youl Choi. The chairman is Je-Hoon Lee. It is responsible for all matters relating to the following:

•	management’s performance in developing our business;

•	setting goals and targets with respect to and evaluating executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every six months.

Risk Management Committee

This committee consists of two standing directors and five non-standing directors: Young-Key Hwang, Seung Hee Park, Sung-Tae Ro, Sung-Kwan Huh, Bong-Soo Park, Woon-Youl Choi, and Sung-Hwan Bae. The chairman is Young-Key Hwang. It oversees and makes determinations on all issues relating to our group-wide, standardized risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset and liability management. The major roles of the Group Risk Management Committee include:

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

Audit Committee

This committee consists of seven non-standing directors: Je-Hoon Lee, Sung-Tae Ro, Sung-Kwan Huh, Bong-Soo Park, Woon-Youl Choi, Chung-Sook Moon and Sung-Hwan Bae. The chairman is Woon-Youl Choi. It reviews all audit and compliance-related matters and makes recommendations to our board. This committee also is responsible for the following:

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

Executive Management Committee

This committee consists of two standing directors: Young-Key Hwang and Seung Hee Park. The chairman is Young-Key Hwang. This committee is an operational committee that oversees decisions with respect to our operational and management matters. The committee holds meetings whenever it is deemed necessary.

Ethics Management Committee

This committee consists of two standing directors and three non-standing directors: Young-Key Hwang, Seung Hee Park, Je-Hoon Lee, Chung-Sook Moon and Sung-Hwan Bae. The chairman is Chung-Sook Moon. It is responsible for the following:

•	implementing our code of ethics and amending it when necessary;

•	managing our ethics policies, including developing procedures and standards of conduct to ensure compliance; and

•	evaluating our performance under our code of ethics.

This committee holds regular meetings every year.

Non-Standing Director Candidate Nomination Committee

This committee consists of one standing director and four non-standing directors: Young-Key Hwang, Je-Hoon Lee, Sung-Tae Ro, Bong-Soo Park and Woon-Youl Choi. The chairman is Sung-Tae Ro. It is responsible for the following:

•	searching for potential non-standing director candidates; and

•	reviewing and nominating non-standing director candidates.

This committee holds meetings when a non-standing director needs to be appointed.

MOU Review Committee

This committee consists of the entire board of directors: Young-Key Hwang, Seung Hee Park, Je-Hoon Lee, Sung-Tae Ro, Sung-Kwan Huh, Bong-Soo Park, Woon-Youl Choi, Chung Sook Moon and Sung-Hwan Bae. The chairman is Young-Key Hwang. It is responsible for the following:

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

Item 6D. Employees

As of December 31, 2005, we had a total of 65 full-time employees, including four officers, at our financial holding company. The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

	As of December 31,
	2003	2004	2005
Full-time employees	14,326	16,227	15,333
Contractual employees	7,943	5,984	6,303

Total	22,269	22,211	21,636

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

Although we currently do not have an employee stock ownership program, we are considering whether to establish one. We have an employee stock ownership association, which purchases our shares at the request of our employees using their own funds. We do not provide any compensation benefits to employees through such purchases, although the association is entitled to certain pre-emptive rights. See “Item 10B. Memorandum and Articles of Association Pre-emptive Rights and Issuances of Additional Shares.”

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

In addition, Woori Investment & Securities contributes an amount equal to 4.5% of its employee wages, and each of its employees contributes 4.5% of his or her wages, into his or her personal pension account. In accordance with our internal policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of their employment, to receive a lump sum severance payment based upon the length of their service and the rate of pay at the time of termination. Such employees are entitled to receive a lump-sum equivalent to the average of 30 days’ pay for each year of service. We make provisions for accrued severance benefits based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2005, accrued severance benefits were (Won)430 billion, which represented 100% of the amount required under Financial Supervisory Commission guidelines. As of December 31, 2005, approximately 66.5% of accrued severance benefits were deposited with insurance companies and other banks. Under Korean law, we may not terminate full time employees except under certain circumstances.

In 2003, 2004 and 2005, we paid (Won)16 billion, (Won)17 billion and (Won)17 billion for the training of our employees in specialist areas by local and foreign training institutes.

Item 6E. Share Ownership

Common Stock

The persons who are currently our directors or executive officers, as a group, held no shares of common stock of Woori Finance Holdings as of December 31, 2005.

Stock Options

The following table sets forth information regarding the stock options we have granted to our directors and executive officers, as well as those of our subsidiaries, as of December 31, 2005. All of the stock options listed below relate to common stock of Woori Finance Holdings.

Grant Date	Position When granted	Exercise Period		Exercise Price (1)	Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Woori Finance Holdings
04-Dec-02	Chairman and CEO	05-Dec-05	04-Dec-08	W11,921/ 6,800	100,000	95,000	0
04-Dec-02	Vice Chairman	05-Dec-05	04-Dec-08	11,921/ 6,800	80,000	0	76,000
04-Dec-02	Six Non-Standing Directors	05-Dec-05	04-Dec-08	11,921/ 6,800	50,000	9,500	38,000
04-Dec-02	Senior Managing Director	05-Dec-05	04-Dec-08	11,921/ 6,800	40,000	0	38,000
04-Dec-02	Three Managing Directors	05-Dec-05	04-Dec-08	11,921/ 6,800	90,000	57,000	28,500

Woori Bank
04-Dec-02	Vice Chairman and CEO	05-Dec-05	04-Dec-08	11,921/ 6,800	80,000	0	76,000
04-Dec-02	Six Non-Standing Directors	05-Dec-05	04-Dec-08	11,921/ 6,800	60,000	1,500	55,500
04-Dec-02	Senior Executive Vice President	05-Dec-05	04-Dec-08	11,921/ 6,800	45,000	0	42,750
04-Dec-02	Nine Executive Vice Presidents	05-Dec-05	04-Dec-08	11,921/ 6,800	270,000	1,800	210,000
04-Dec-02	Member of the Audit Committee	05-Dec-05	04-Dec-08	11,921/ 6,800	45,000	42,750	0

Grant Date	Position When granted	Exercise Period		Exercise Price (1)	Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To

Woori Investment Bank(2)
04-Dec-02	President	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	0	28,500
04-Dec-02	Three Non-Standing Directors	05-Dec-05	04-Dec-08	11,921/ 6,800	15,000	0	14,250
04-Dec-02	Managing Director	05-Dec-05	04-Dec-08	11,921/ 6,800	20,000	0	19,000
04-Dec-02	Member of Audit Committee	05-Dec-05	04-Dec-08	11,921/ 6,800	20,000	0	19,000

Woori Finance Information System
04-Dec-02	President	05-Dec-05	04-Dec-08	11,921/ 6,800	40,000	14,000	24,000
04-Dec-02	Auditor	05-Dec-05	04-Dec-08	11,921/ 6,800	20,000	0	19,000

Woori Asset Management
04-Dec-02	President	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	0	28,500
04-Dec-02	Non-Standing Director	05-Dec-05	04-Dec-08	11,921/ 6,800	5,000	0	4,750

Woori Capital Advisors Asset Management
04-Dec-02	President	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	10,500	18,000
04-Dec-02	Vice President	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	28,500	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08	11,921/ 6,800	20,000	0	19,000
04-Dec-02	Two Managing Directors	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	19,500	9,000

Woori Credit Information
04-Dec-02	President	05-Dec-05	04-Dec-08	11,921/ 6,800	20,000	0	19,000
04-Dec-02	Vice President	05-Dec-05	04-Dec-08	11,921/ 6,800	15,000	0	14,250
04-Dec-02	Auditor	05-Dec-05	04-Dec-08	11,921/ 6,800	15,000	0	14,250
04-Dec-02	Two Managing Directors	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	0	28,500

	Total				1,230,000	296,250	843,750

(1)	Calculation formula: Exercise price = (Won)6,800 x (1 + the increase rate of the KOSPI Bank Industry Index). The increase rate of the KOSPI Banking Industry Index = ((the average closing index announced for the three months prior to the commencement of the exercise period) – (the average closing index announced for the three months prior to the grant of the stock options)) / (the average closing index announced for the three months prior to the grant of the stock options).
(2)	Granted prior to the merger with Woori Bank in August 2003.

Item 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A. Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2005 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock (1)	Percentage of Total Shares on a Fully Diluted Basis
KDIC	628,458,609	78.0%	78.0%

As of December 31, 2005, none of our standing and non-standing directors owned any shares of our common stock, and our executive officers, excluding standing directors, owned no shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of December 31, 2005.

Item 7B. Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which as of December 31, 2005 owned 78.0% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4B. Business Overview—Assets and Liabilities.”

We and our subsidiaries have entered into memoranda of understanding with the KDIC, under which we and our subsidiaries must meet business normalization targets or specific financial targets, or the KDIC has the right to impose sanctions on our directors or employees or to require us or our subsidiaries to take certain actions. In addition, as of December 31, 2005, we owned (Won)3,044 billion of debentures issued by the KDIC, representing 9.5% of our investment securities. As of December 31, 2005, we also had loans outstanding to the KDIC in the aggregate amount of (Won)25.6 billion. These loans were provided in connection with the public funds injected into us and our subsidiaries. The loans bore interest at the weighted average rate of 4.53% in 2005.

As of December 31, 2003, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)17 million. As of December 31, 2004, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)49 million. As of December 31, 2005, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)65 million. For additional information regarding our transactions with related parties, see Note 38 of the notes to our consolidated financial statements.

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

Item 7C. Interest of Experts and Counsel

Not Applicable

Item 8. FINANCIAL INFORMATION

Item 8A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-93.

Legal Proceedings

As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.

Woori Finance Holdings

In April 2005, Shinhan Bank and eight other Korean banks filed a lawsuit at the Seoul Division of the Korean Intellectual Property Tribunal against us, claiming that the trademark “Woori Bank” is invalid and in violation of the Trademark Law of Korea and the Unfair Competition Prevention and Trade Secret Protection Act of Korea. In October 2005, the tribunal dismissed the lawsuit. In November 2005, these banks filed another related lawsuit at the Patent Court of Korea. This lawsuit is currently pending.

Woori Bank

In December 1998, Hanil Bank (since renamed Woori Bank) was named as the defendant in a lawsuit filed by Ilsung Pharmaceuticals Co., Ltd, which claimed damages of (Won)30 billion. Ilsung Pharmaceuticals alleged that Hanil Bank had illegally reduced its capital. In December 2003, the Seoul District Court dismissed the claim, and Ilsung Pharmaceuticals appealed the decision to the appellate court in January 2004.

In October 2001 and October 2002, Hanvit Bank, three other domestic banks and others were named as defendants in three lawsuits filed in the United States by investors claiming damages of US$880 million. The investors alleged that the defendants aided and abetted Lernout & Hauspie Speech Products in the commission of an alleged fraud. Under U.S. securities laws, the investors alleged the defendants to be jointly liable for their losses arising from the presentation of fraudulent financial statements relating to Lernout & Hauspie. The investors also filed claims under the Racketeer Influenced and Corrupt Organizations (RICO) Act, which could result in treble damages. In February and March 2003, the District Court of New York ruled in favor of Woori Bank (the successor to Hanvit Bank) with respect to all three lawsuits. In June 2003, the District Court of New York reinstated Woori Bank as a defendant due to a ruling in a related case. However, the court ruled that the investors could not claim damages under the RICO Act and the securities laws of the United States and subsequently dismissed the complaint without prejudice due to the lack of diversity and federal jurisdiction. In November 2004, the court also dismissed the common law fraud claims due to the lack of requisite specificity required for federal claims. In December 2004, the investors appealed this decision to the United States Court of Appeals for the Second Circuit. In December 2005, the Court of Appeals affirmed the November 2004 judgment of the District Court dismissing all of plaintiffs’ claims filed against the defendant banks. This lawsuit ended in March 2006, as the plaintiffs did not appeal the decision of the Court of Appeals.

In connection with the above lawsuits, in August 2005, Lernout & Hauspie filed a lawsuit in the U.S. District Court for the Southern District of New York against Woori Bank and the other domestic banks named as defendants in the previous lawsuits, alleging that the banks’ non-recourse loan transaction with Lernout & Hauspie’s subsidiary had contributed to Lernout & Hauspie’s improper accounting. This lawsuit is currently pending.

In September 2005, Daewoo Motors brought a lawsuit against Woori Bank in the Seoul District Court, claiming that Woori Bank had improperly set-off Daewoo Motor’s deposits to satisfy Daewoo Motor’s outstanding debts, resulting in damages of (Won)47.7 billion. Woori Bank countersued with respect to an outstanding loan of (Won)21.2 billion. Both lawsuits are currently pending.

In June 2004, Ssyangyong filed a lawsuit against Woori Bank as a co-defendant with respect to an incident in which Ssyangyong employees conspired with Bank of New York employees to produce fraudulent import-export documents, causing losses in the aggregate of (Won)113.7 billion for the defendant banks. Woori Bank suffered a loss of (Won)39.3 billion. In August 2005, Seoul District Court ruled in favor of the defendant banks, and Ssangyong appealed the decision. One of the legal issues involved is the extent of Woori Bank’s proportional liability should the appellate court find for Ssangyong. The appeal is currently pending.

Kyobo Life Insurance had brought a lawsuit against Woori Bank in July 2000, claiming damages of (Won)10 billion on the allegation that Woori Bank had violated a trust agreement with Kyobo Life by investing entrusted funds in Saehan’s unsecured corporate debt securities, which subsequently underwent an out-of-court workout. The Seoul District Court’s decision in September 2001 in favor of Woori Bank was reversed by the appellate court in 2004. Woori Bank has since appealed the appellate court’s decision, and the appeal is currently pending at the Supreme Court of Korea.

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

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by Woori Finance Holdings and its predecessor with respect to each of the five years ended December 31, 2005. The dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Common Share		Dividends Per Preferred Share	Total Amount Of Cash Dividends Paid
				(in millions of (Won))
2001		—	—		—
2002 (1)	(Won)	250	—	(Won)	57,262
2003		100	—		77,550
2004		150	—		119,468
2005		400	—		322,405

(1)	The KDIC received dividends of (Won)50 per share of common stock. The total amount of cash dividends paid reflects this lesser amount paid with respect to the shares of common stock owned by the KDIC.

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

Item 8B. Significant Changes

Not Applicable

Item 9. THE OFFER AND LISTING

Item 9A. Offering and Listing Details

Market Price Information

The principal trading market for our common stock is the Stock Market Division of the Korea Exchange. Our common stock, which is in registered form and has a par value of (Won)5,000 per share of common stock, has been listed on the Stock Market Division of the Korea Exchange since June 24, 2002 under the identifying code 053000. As of the date of this annual report, we have 806,012,790 shares of common stock outstanding. Our ADSs have been listed on the New York Stock Exchange and are identified by the symbol “WF” since September 29, 2003 under the CUSIP number 981063100.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Stock Market Division of the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	Stock Market Division of the Korea Exchange (1)					New York Stock Exchange (2)
	Closing Price Per Common Stock				Average Daily Trading Volume	Closing Price Per ADS				Average Daily Trading Volume
	High		Low			High		Low
					(in thousands of shares)					(in shares)
2001
First Quarter		—		—	—		—		—	—
Second Quarter		—		—	—		—		—	—
Third Quarter		—		—	—		—		—	—
Fourth Quarter		—		—	—		—		—	—
2002
First Quarter		—		—	—		—		—	—
Second Quarter	(Won)	6,800	(Won)	5,630	2,702		—		—	—
Third Quarter		7,050		4,405	1,446		—		—	—
Fourth Quarter		5,000		3,902	1,578		—		—	—
2003
First Quarter		4,800		3,900	1,560		—		—	—
Second Quarter		6,400		4,050	1,722		—		—	—
Third Quarter		7,350		6,000	1,752		—		—	—
Fourth Quarter		7,750		5,580	1,840	US$	19.30	US$	15.30	1,325
2004
First Quarter		9,250		6,800	1,810		25.20		17.95	4,898
Second Quarter		9,180		6,420	1,841		23.50		17.00	2,644
Third Quarter		8,200		6,500	2,781		22.00		16.45	1,595
Fourth Quarter		8,900		7,700	1,912		25.25		20.55	959
2005
First Quarter		10,700		8,220	2,443		23.50		31.60	2,141
Second Quarter		10,300		8,970	1,339		30.30		27.75	1,486
Third Quarter		16,950		10,150	2,402		46.85		29.00	2,839
Fourth Quarter		20,650		14,000	3,205		61.47		43.00	6,284
2006
January		20,250		17,050	2,914		63.55		52.79	23,465
February		19,400		17,600	2,163		60.39		54.22	11,421
March		19,300		18,100	1,853		69.55		55.30	7,108
April		21,400		19,500	2,259		68.71		61.30	10,368
May		22,800		19,000	1,888		74.70		60.50	14,832
June (through 26)		16,800		18,700	2,268		60.24		51.60	9,139

Source: Stock Market Division of the Korea Exchange; New York Stock Exchange.

(1)	For the period from December 15, 2000 through June 23, 2002, neither our common shares nor those of our predecessor, Hanvit Bank, were traded on any exchange. Trading of our common shares on the Stock Market Division of the Korea Exchange commenced on June 24, 2002.
(2)	Each ADS represents the right to receive three shares of our common stock. Trading of our ADSs on the New York Stock Exchange commenced on September 29, 2003.

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

As of December 31, 2005, the aggregate market value of equity securities listed on the Stock Market Division of the Korea Exchange was approximately (Won)655 trillion. The average daily trading volume of equity securities for 2005 was approximately 468 million shares with an average transaction value of (Won)3,158 billion.

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

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	839.71	1,379.37	870.84	1,379.37
2006 (through June 26)	1,389.27	1,464.70	1,203.86	1,238.05

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

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Stock Market Division of the Korea Exchange by the securities companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. See “Item 3D. Risk Factors—Risks relating to our common stock and ADSs.” An agriculture and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Stock Market Division of the Korea Exchange. See “Item 10E. Taxation—Korean Taxation.”

The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(billions of (Won))		(millions of US$) (1)		thousands of Shares	(millions of (Won))		(thousands of US$) (1)
1982	334	(Won)	3,001	US$	4,279	9,704	(Won)	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006 (through June 26)	717		604,501		630,214	336,721		4,105,713		4,280,351

Source: The Stock Market Division of the Korea Exchange

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York on the last business day of the period indicated.

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

When a customer places a sell order with a securities company which is not a member of the Stock Market Division of the Korea Exchange, and that securities company places a sell order with another securities company, which is a member of the Stock Market Division of the Korea Exchange, the customer is still entitled to the proceeds of the securities sold and received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

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

As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors an amount equal to the full amount of cash deposited with a securities company prior to August 1, 1998 in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. However, this indemnification was available only until the end of 2000. From 2001, the maximum amount to be paid to each customer is limited to (Won)50 million. Pursuant to the Korean Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Korean Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance are paid by securities companies.

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

As of the date of this annual report, 806,012,790 shares of common stock were issued and outstanding. There are no shares of preferred stock currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of the date of this annual report, our authorized but unissued share capital was 1,593,984,660 shares. We may issue the unissued shares without further stockholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 23 of the notes to our consolidated financial statements and “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

Our articles of incorporation allow our stockholders, by special resolution, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our stockholders at their next general meeting convened immediately after the grant date. As of December 31, 2005, our officers, directors and employees held options to purchase 1,230,000 shares of common stock. See “Item 6E. Share Ownership.”

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

Under the Korean Securities and Exchange Act, each member of our employee stock ownership association, whether or not they are stockholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2005, through the stock ownership association our employees owned 101,793 shares, or 0.01%, of our common stock.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of (Won)2 trillion, to persons other than existing stockholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing stockholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing stockholders. As of December 31, 2005, we had no convertible bonds or bonds with warrants outstanding.

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

Item 10C. Material Contracts

In connection with the receipt of public funds by us and our subsidiaries, we entered into memoranda of understanding with the KDIC. Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet financial and business targets and recapitalization goals on a semi-annual and/or quarterly basis until the end of 2006. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.”

We and certain of our subsidiaries have been unable to meet our respective financial targets and, as a result, the KDIC imposed penalties on us and those subsidiaries, some of which have been subsequently merged into other subsidiaries. We negotiated with the KDIC to adjust some of the financial targets applicable to us and our subsidiaries under our memoranda of understanding and, as a result, each of us, Woori Bank, Kyongnam Bank and Kwangju Bank have met our financial targets subsequent to such adjustments. See “Item 3D. Risk Factors—Other risks relating to our business—Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial harm to us or our subsidiaries.”

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year.

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

Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Taxation of Dividends on Common Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you (whether payable in cash or in shares) at a rate of 27.5% (inclusive of resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion on treaty benefits. If we distribute to you shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty (which will include a certificate of your tax residency issued by a competent authority of your country of tax residence).

If you hold ADSs, evidence of tax residence may be submitted to us through the depositary.

Taxation of Capital Gains From Transfer of Common Shares or ADSs

As a general rule, capital gains earned by non-residents upon transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (1) 11% (inclusive of resident surtax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 27.5% (inclusive of resident surtax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. See “—Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

In regard to the transfer of our common shares through the Korea Exchange, you will not be subject to the withholding tax on capital gains (as described in the preceding paragraph) if you (1) have no permanent establishment in Korea and (2) did not own or have not owned (together with any shares owned by any entity with which you have a certain special relationship) 25% or more of our total issued and outstanding common shares, which may include the common shares represented by the ADSs, at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

In regard to the transfer of ADSs outside Korea, under a tax ruling issued by the Korean tax authority in 1995 (the “1995 tax ruling”), ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling, (i) capital gains earned by you from the transfer of ADSs to another non-resident (other than to such transferee’s permanent establishment in Korea) will not be subject to Korean income taxation or withholding tax and (ii) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) will be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of common shares you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (inclusive of resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the common shares or ADSs. To obtain the benefit of an exemption from tax pursuant to an applicable tax treaty, you must submit to the purchaser or the securities company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, our common shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (depending on your shareholding ratio and inclusive of resident surtax) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains, subject to certain exceptions.

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to obtain the benefit of a tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance Tax and Gift Tax

If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the common shares underlying the ADSs. If the tax authority interprets depositary receipts as the underlying share certificates, you may be treated as the owner of the common shares and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%, provided that the value of the ADSs or common shares is greater than a specified amount.

If you die while holding a common share or donate a common share, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities Transaction Tax

If you transfer our common shares on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

With respect to transfers of ADSs, a tax ruling issued in 2004 by the Korean tax authority (“the 2004 tax ruling”) appears to hold that depositary shares (such as the ADSs) constitute share certificates subject to the securities transaction tax; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq National Market, or other qualified foreign exchanges is exempt from the securities transaction tax.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the common shares or ADSs. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

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

Not Applicable

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

Our lending and trading businesses, our deposit taking activities and our operating environment expose us to various risks. Our risk management goal is to understand, measure and monitor these risks and to ensure that our employees strictly adhere to the policies and procedures that we establish. We seek to take a conservative approach to risk management in order to better insulate our operations from adverse events. Risks we face include:

•	credit risk;

•	market risk (primarily interest rate risk, equity risk and foreign exchange risk);

•	liquidity risk; and

•	operational and business risk (including legal risk).

In 2004, we completed the implementation of a group-wide, standardized risk management system (except with respect to credit risk management and operational and business risk management). This system has enhanced our risk management capabilities by enabling us to exchange information among our and our subsidiaries’ risk management operations. We use our risk management systems to manage our risks within acceptable limits and to otherwise ensure the soundness of our assets and the stability of our operations.

Standardization Strategy

We began the process of implementing a group-wide, standardized risk management system in connection with the establishment of our financial holding company structure in 2001. At that time, with the assistance of a third-party consultant, we established a task force to review and evaluate the risk management systems that our subsidiaries were using. Following this review, we determined our basic structure of risk management governance and established basic risk management policies and guidelines for our group. This required us to establish a new risk management system, including a centralized risk control system, in order to better measure and address the risks we face and to anticipate potential risks more precisely. We completed the implementation of a group-wide, standardized risk management system (except with respect to credit risk management and operational and business risk management).

We allocate our total risk capital in accordance with the guidelines set by our Group Risk Management Committee. As described in more detail below, the committee allocates:

•	risk capital with respect to credit risk, market risk, interest rate risk and operational and business risk with respect to each of our banking subsidiaries;

•	risk capital with respect to credit risk, market risk, operational and business risk with respect to Woori Investment & Securities; and

•	operational and business risk with respect to our asset management subsidiaries.

Through our group-wide, standardized risk management system we allocate our risk capital:

•	with respect to our market risk based on a market value at risk, or “VaR,” system established in 2003; and

•	with respect to our interest rate risk based on a Stochastic Simulation which simulates the current portfolio’s net present value at a 99.9% confidence level for a one-year holding period.

We do not have a group-wide, standardized risk management system for risk capital with respect to credit risk. As a result, we allocate such risk to each subsidiary according to the results of its own system and, on that basis, we allocate risk capital with respect to credit risk.

We allocate our risk capital with respect to operational risk through a standardized approach in accordance with Basel II. We also apply business risk when allocating such risk capital which is based on “earnings at risk” (a measurement of the relativity of our total earnings).

Our risk capital allocation, on a non-consolidated basis, with respect to 2006 is as follows:

	Available capital		Risk capital		Risk appetite	Credit	Market	Interest rate	Operational	Business	Other required capital	Correlation Effect	Buffer
	(in millions of Won, except percentages)
Woori Finance Holdings	(Won)	11,105	(Won)	10,333	93.1%	66.8%	8.8%	2.2%	7.1%	5.4%	11.7%	(8.9)%	6.9%
Woori Bank		9,691		7,852	81.0	63.6	5.4	1.9	6.0	3.1	7.8	(6.6)	19.0
Kyongnam Bank		567		462	81.6	58.8	7.7	3.0	8.9	7.3	6.4	(10.6)	18.4
Kwangju Bank		694		618	89.0	67.5	8.1	6.5	9.1	4.5	3.6	(10.2)	11.0
Woori Investment & Securities		1,995		1,423	71.3	22.7	17.6	0.0	4.6	11.0	24.3	(8.9)	28.7
Woori Credit Suisse Asset Management (1)		60.8		13	21.8	0.0	0.0	0.0	5.8	16.8	1.5	(2.3)	78.2

(1)	Formerly known as Woori Asset Management.

Organization

We have a multi-tiered risk management governance structure. Our Group Risk Management Committee is ultimately responsible for group-wide risk management, and directs the various subordinate risk management entities. The Group Risk Management Council answers directly to the Group Risk Management Committee and coordinates the execution of these directives with the risk management units of our subsidiaries. Each Subsidiary Risk Management Committee, based on the Group Risk Management Committee’s directives, determines risk management strategies and implements risk management policies and guidelines for the relevant subsidiary, sets the subsidiary’s operational and business risk management policies and guidelines and directs the subsidiary’s risk management units, but must keep within the group’s risk guidelines. The Subsidiary Risk Management Committees generally receive input from their respective subsidiary risk management units, who report directly to the Group Risk Management Council.

The following chart sets our risk management governance structure as of the date of this annual report:

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

The Group Risk Management Committee, the Group Risk Management Council and the Subsidiary Risk Management Committees are responsible for managing risks relating to credit, markets, asset and liability management and liquidity. A number of other entities are responsible for managing our operational risks, including the following:

•	the Audit Council, which reports to our board-level Audit Committee, coordinates the execution of our operational and business risk management policy, particularly with regard to internal subsidiary practices;

•	the Legal and Compliance Department monitors compliance risk and makes suggestions regarding regulatory issues to the Financial Supervisory Service; and

•	each Subsidiary Risk Management Committee manages operational risks at the relevant subsidiary.

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

The Group Risk Management Committee is comprised of our chief executive officer, our chief financial officer and five non-standing outside directors. It operates independently from all business units and individual board members, and reports directly to our board of directors. In addition, since our chief executive officer and chief financial officer are members of the committee, they are kept aware of risk-related issues. Our Group Risk Management Committee convenes at least quarterly, and makes decisions by majority vote of the attending members. At least a majority of the committee members must attend to constitute a quorum.

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

The Group Risk Management Council is comprised of our chief risk management officer and the head of the risk management department of Woori Finance Holdings and the managing directors of the risk management units of all of our operating subsidiaries. It operates independently from all business units, and reports directly to the Group Risk Management Committee. Our Group Risk Management Council convenes on a monthly basis.

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

Each of Woori Bank, Kyongnam Bank and Kwangju Bank has established a similar multi-tiered risk management governance structure for its own operations. For example, Woori Bank’s Subsidiary Risk Management Committee is ultimately responsible for risk management for that subsidiary. It provides subsidiary board-level direction regarding risk management strategies and policies to the risk management bodies that are subordinate to it. Woori Bank’s Executive Risk Management Committee, which reports directly to Woori Bank’s Subsidiary Risk Management Committee and chief executive officer, implements the execution of these strategies and policies. The Executive Risk Management Committee works with various Woori Bank business units, including its risk management unit and its individual business units. The risk management unit directly implements and ensures compliance with Woori Bank’s risk policies and guidelines at an operational level. It monitors market risk and liquidity risk on a daily basis and credit risk and interest rate repricing gap risk on a monthly basis and makes quarterly reports to the Subsidiary Risk Management Committee and to the Group Risk Management Council, respectively.

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

Since the second half of 2004, Kyongnam Bank has been using an upgraded system based on the system used by Woori Bank. In the case of Kwangju Bank, we expect its upgraded system to be completed by 2006.

From 2004, we also established a credit risk limit for each of our banking subsidiaries with respect to “large exposures.” We aim to avoid concentrations of exposure with respect to any single corporate borrower or affiliated group of corporate borrowers. Accordingly, we have established aggregate exposure limits based on each of our banking subsidiaries’ capital adequacy levels and, with respect to individual corporate borrowers, established limits by dividing the “expected loss” with respect to companies affiliated with such corporate borrower with the “unexpected loss” (a measurement of credit risk) of such borrower and converted that into an exposure amount. We use this as the basis for our “large exposure” limits with respect to such corporate borrower.

From 2005, we also established a similar credit risk limit for each of our banking subsidiaries, Woori Investment & Securities and Woori F&I with respect to investment in private equity funds. Much like “large exposure” limits with respect to corporate borrowers, we aim to avoid concentrations of exposure with respect to any single private equity fund or affiliated group of funds. Accordingly, we have established aggregate investment limits based on each of the capital adequacy levels of our banking subsidiaries, , Woori Investment & Securities and Woori F&I and, with respect to limits on each opportunity to invest, established limits depending on whether the target fund is an affiliate, or our participation or the participation by our subsidiaries is as a limited or general partner.

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

For example, in September 2004 Woori Bank introduced its CREPIA credit evaluation system for corporate loans (including small- and medium-sized enterprise loans) and a consumer credit evaluation system for consumer loans. Following the introduction of its consumer credit evaluation system, Woori Bank substantially reduced the authority of branch managers and loan officers to approve consumer loans based solely on their own judgment. Woori Bank’s consumer loan approval process historically took as long as three days, but now generally takes less than 24 hours even when applications are reviewed by headquarters personnel. Kyongnam Bank and Kwangju Bank have a similar evaluation and approval process, and currently operate similar but less advanced systems. We plan to upgrade Kyongnam and Kwangju Banks’ evaluation systems by using Woori Bank’s CREPIA system as a benchmark.

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

Committee	Members	Approval Process
Headquarters Approval
Loan Committee	Head of the credit management unit, head of the risk management unit and other members selected by the bank chief executive officer (no more than seven persons)	Approval by majority; majority required to participate
Headquarters/Regional Approval
Senior Credit Officer Committee	One head senior credit officer and four to six other senior credit officers (five to seven persons)	2/3 required for approval; 2/3 required to participate

Credit Officer Committee	At least one senior credit officer and two other credit officers (at least three persons)	2/3 required for approval; 2/3 required to participate
Individual Approval
Senior Relationship Manager	Individual	Approval of the individual
Relationship Manager	Individual	Approval of the individual
Branch Manager	Individual	Approval of the individual

Different individuals or committees review and approve loan applications depending on various factors, including:

•	the size and type of the loan;

•	the level of credit risk established by the credit rating system;

•	whether the loan is secured by collateral; and

•	if the loan is secured, an assessment of the collateral.

Loan applications are generally reviewed only by the highest-level committee required to approve the loan, although multiple reviews, including separate reviews at the branch, regional and headquarters level, may occur depending on the size and terms of any particular loan or a borrower’s credit risk.

Corporate Loan Approval Process

Each of our banking subsidiaries’ branches reviews corporate loan applications using a credit evaluation system for corporate borrowers. Although these systems currently differ among our subsidiaries, we plan to standardize these systems as part of our group-wide, standardized risk management system by the end of 2006. Each corporate credit evaluation system measures various quantitative and qualitative factors. The model used by the credit evaluation system to review an application depends, however, on certain characteristics of the potential borrower. For example, Woori Bank’s credit risk management department, together with its large corporate loan department and small- and medium-sized enterprise loan department, has developed separate credit evaluation models for large corporate borrowers, small- and medium-sized enterprises and SOHO borrowers. In general, each model uses scores from both a computerized evaluation of quantitative financial factors, such as cash flow and income, and more qualitative factors which are scored using judgments by the credit officer or officers reviewing the application to produce an overall credit risk rating. These credit evaluation systems provide our subsidiaries with tools to make consistent credit decisions and assist them in making risk-based pricing decisions. For example, Woori Bank’s CREPIA system, depending on whether the borrower is audited by independent auditors and its size, produces two separate scores based on one of seven rating models: one for quantitative current financial factors, which is weighted 60% in determining the CREPIA credit risk rating, and another for the more qualitative factors that the judgment of our credit officers plays a more significant part in determining, which is weighted 40%. The CREPIA credit risk rating estimates the probability that Woori Bank will recover extended credits and the likelihood that borrowers will default. Qualitative factors included in CREPIA include:

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

Our subsidiaries use the same systems to evaluate and approve applications from small- and medium-sized enterprises that they use to evaluate other corporate borrowers, but use different credit evaluation models. For example, Woori Bank implemented its current credit evaluation models for small- and medium-sized enterprise customers in September 2004. These models, which are incorporated into the CREPIA system, use the same quantitative and qualitative factors that Woori Bank uses to evaluate other corporate customers. However, the small- and medium-sized enterprise models apply a 40% weighting to the score derived from quantitative factors and a 60% weighting to the score derived from the more flexible qualitative factors in determining the credit risk rating. In September 2004, Woori Bank introduced a separate credit evaluation model to evaluate newly opening small- and medium-sized enterprises that relies solely on qualitative factors. Woori Bank has also adopted a separate credit evaluation system for SOHOs (such as pharmacies, clinics and restaurants) that uses simpler credit evaluation models and resembles our application scoring system for new retail customers.

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

Woori Bank, for example, began using its consumer credit evaluation system to review consumer loan applications in September 2004. That system assigns a credit score to each application based on its evaluation of various factors. These factors include any loan and guarantee limits we have set for particular borrowers or groups of borrowers and our evaluation of their cash flows and credit profiles. The system gives each customer’s loan application a score from one to ten. Applications with scores of one to six can be automatically approved at the branch or regional level. Applications with scores of seven are subject to further evaluation at the bank’s regional office or headquarters. Scores from eight to ten are automatically rejected. From March 2006, we also have added another scoring system based on the external ratings provided by the Korea Credit Bureau. Under this system, applications with scores of one to six are considered “approved,” applications with scores of seven to eight are considered “subject to further evaluation” and applications with scores of nine to ten are considered “automatically rejected.” We then combine the scores of these two systems to determine each customer’s loan application. Woori Bank uses this system to evaluate all new consumer loan applications, except for loans fully secured by deposits with us.

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

Woori Bank’s credit card business unit reviews each new card application for completeness, accuracy and creditworthiness. It bases this review on various factors that assess the applicant’s ability to repay borrowed amounts. The review process involves three stages:

•	Initial Application Process. The credit card business unit verifies basic information by requesting certain documents from the applicant, generally contacts the applicant directly (usually by telephone, although there are personal visits to some applicants) and statistically analyzes the applicant’s personal credit history together with financial and default information gathered from third-party sources and its internal database. The analysis considers various factors including employment, default status and historical relationships with Woori Bank and any delinquency history with other credit card companies. The credit card business unit also reviews information about an applicant obtained from external databases maintained by the Korea Federation of Banks, Korea Information Service Inc. and a consortium of eight Korean credit card providers.

•	Application Scoring System Process. The current application scoring system at the credit card business unit was developed by a third party and is a legacy of Woori Bank’s original credit card business unit, where it was introduced in October 2001 and subsequently upgraded from February 2003 to February 2004. The system is a standardized evaluation tool used to determine the probability of a credit card applicant defaulting during the one-year period following issuance. The application scoring system, using a statistical model, assigns risks to factors that indicate a probability of non-payment. The model analyzes credit history, occupation, income, gender and age data to develop a combined risk score. The applicant’s eligibility to receive a credit card and credit limit is determined by its anticipated delinquency ratio over 90 days within one year.

•	Credit Assessment. If the application is approved, then the application scoring system assessment is used to determine the applicant’s credit limit. The aggregate credit limit for a new applicant who is an individual rarely exceeds (Won)20 million. There is a separate but similar system for determining the credit limit available to corporate card applicants, which will generally be higher than limits available to individual applicants but will not provide for the ability to obtain cash advances.

The initial application process is handled at Woori Bank’s branch level. Final credit approval is subject to the application scoring system review conducted at Woori Bank’s headquarters. The entire approval process generally takes two to three days and the applicant receives the new card within one week after making an application. The credit card business unit evaluates and updates the application scoring system on a monthly basis (or more frequently as required) to incorporate new data or adjust the importance placed on existing data or market conditions.

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

Loan Review and Monitoring

Each of our banking subsidiaries monitors credit risk with respect to its borrowers using its own loan review system. Each banking subsidiary has a loan review department that oversees its review and monitoring efforts. After a loan has been approved, the relevant materials or the results generated by the subsidiary’s relevant credit evaluation system, together with any supporting data, are reviewed by an officer in that department. There are three types of reviews that our subsidiary loan review units undertake:

•	Desk review. Desk reviews are the most common and are generally done within five days after a loan has been approved. Although the process is similar, different loans are automatically reviewed by our subsidiaries based on the size of the loan. At Woori Bank, for example, the loan review department will initiate a desk review of loans approved by a credit officer committee or the Loan Committee of the subsidiary, for any corporate loan that exceeded (Won)5 billion, any consumer loan that exceeded (Won)1 billion, any loan to a housing applicant group that exceeded (Won)5 billion or any loan where the loan terms were adjusted. For loans originating from a branch, the loan review department will initiate a desk review for new domestic loans or credit limit increases that exceed (Won)300 million. For new overseas loans, desk reviews are conducted for amounts that exceed US$300,000.

•	Periodic review. Periodic reviews are done on a quarterly, semi-annual or annual basis with respect to loans that are current and exceed (Won)10 billion or with respect to borrowers who are on a “watch list” with respect to possible insolvency. Quarterly periodic reviews are done for certain corporate borrowers, depending on their size and the borrower’s industry.

•	Ad hoc review. Ad hoc reviews can be done at any time. The head of the subsidiary risk management department or the chief executive officer or chief financial officer of the respective subsidiary can initiate ad hoc reviews. Loan review officers who are responsible for desk and periodic reviews also conduct ad hoc reviews.

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

Credit Remediation

We believe that by centralizing the management of our non-performing credits within each subsidiary, we can implement uniform policies for non-performing credit resolution, pool institutional knowledge and create a more specialized (and therefore more efficient) work force. Each of our subsidiaries has a unit that is responsible for managing non-performing loans. At Woori Bank, for example, the Credit Management and Collection Center generally oversees the process for resolving non-performing loans transferred to it by other Woori Bank business units. When a loan becomes non-performing, the units at our banking subsidiaries that are responsible for monitoring non-performing loans will begin a due diligence review of the borrower’s assets, send a notice demanding payment or stating that the unit will take legal action, and prepare for legal action. At the same time, we initiate our non-performing loan management process. Once we have confirmed the details of a non-performing loan, we make efforts to recover amounts owed to us. Methods for resolving non-performing loans include commencing collection proceedings or legal actions and writing off such loans, transferring them to subsidiaries in charge of collection and authorizing those subsidiaries to recover what they can. We have also disposed of a number of non-performing credits to KAMCO, as well as through non-performing loan joint ventures with several financial institutions and in other asset securitization transactions. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Non-Performing Loans—Non-Performing Loan Strategy.”

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

The Group Risk Management Committee monitors market risk both for the group and for each subsidiary individually. See “—Standardization Strategy.” We have established market risk limits with respect to our subsidiaries as shown in the following table:

	Trading Portfolio						Non-Trading Portfolio
			Accumulated Loss Limit
	VaR Limit		Quarter		Annual		PVBP Limit
	(in billions of Won)
Woori Bank	(Won)	26.8	(Won)	82.5	(Won)	165.0	(Won)	2.05
Kyongnam Bank		2.7		7.8		15.6		0.16
Kwangju Bank		2.1		6.1		12.2		0.19

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

Value at Risk analysis. We use daily VaR to measure market risk. Our daily VaR is a statistically estimated maximum amount of loss that can occur for a day. We use a 99% confidence level to measure our daily VaR, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days. We use the “variance-covariance method” which takes into account the diversification effects among different risk factors as well as within the same risk factor. This method is based on two assumptions: first, that the distribution of risk factors is normal; and, second, that the income statement is a quadratic function of the returns, as opposed to a linear function.

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

The following table shows our daily VaR for each of Woori Bank, Kyongnam Bank and Kwangju Bank as of December 31, 2003, 2004 and 2005, at a 99% confidence level for a one-day holding period, for interest rate risk, foreign exchange risk and equity risk relating to our trading activities.

	Interest Rate Risk		Equity Risk		Foreign Exchange Risk		Less: Diversification		VaR for Overall Trading Activities
	(in millions of Won)
As of December 31, 2003
Woori Bank	(Won)	1,841	(Won)	14,073	(Won)	504	(Won)	1,370	(Won)	15,049
Kyongnam Bank		265		—		31		—		296
Kwangju Bank		357		—		3		—		360
As of December 31, 2004
Woori Bank		7,598		7,335		406		4,579		10,761
Kyongnam Bank		289		0		15		0		304
Kwangju Bank		274		0		18		0		292
As of December 31, 2005
Woori Bank		2,139		4,088		587		2,221		4,593
Kyongnam Bank		359		1,103		35		175		1,322
Kwangju Bank		270		105		6		6		375

Stress test. In addition to VaR, we perform stress testing to measure market risk. As VaR assumes normal market situations, we assess our market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that we take no action during a stress event to change the risk profile of a portfolio. The following table shows, for each identified subsidiary, the loss that would have occurred in its trading portfolio as of December 31, 2005 for assumed short-term extreme changes of a +/-30% change in the equity market and a +/-100 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(30)%		(20)%		(10)%		10%		20%		30%
Woori Bank	(Won)	(12.9)	(Won)	(12.5)	(Won)	(7.7)	(Won)	15.2	(Won)	37.5	(Won)	64.8
Kyongnam Bank		(12.8)		(8.5)		(4.3)		4.3		8.5		12.8
Kwangju Bank		(0.6)		(0.4)		(0.2)		0.2		0.4		0.6

	(in billions of Won, except percentages)
Interest Rate Chart Basis point fluctuation amount	(100) basis points		(50) basis points		(25) basis points		25 basis points		50 basis points		100 basis points
Woori Bank	(Won)	14.3	(Won)	7.2	(Won)	3.6	(Won)	(3.6)	(Won)	(7.2)	(Won)	(14.3)
Kyongnam Bank		2.4		1.2		0.6		(0.6)		(1.2)		(2.4)
Kwangju Bank		1.4		0.7		0.4		(0.4)		(0.7)		(1.4)

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

Each of our subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Counterparties are restricted to domestic and foreign financial institutions and banks with respect to which our subsidiaries have established a foreign exchange dealing limit. Our subsidiaries deal primarily in the Won/U.S. dollar market and their dealings are subject to what we believe are conservative daily maximum and closing limits and stop loss limits. By way of illustration, the following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2005:

	Won/U.S. Dollar Dealing		Dealings in other currencies
	Headquarters		Headquarters		Overseas Branches
	Total	Individual	Total	Individual	Total	Individual
	(in millions of US$)
Open position
Daily maximum limit	US$500	US$150	US$100	US$30	US$50	US$15
Daily closing limit	100	30	50	10	25	5
Stop loss:
Daily	1.5	0.3	0.5	0.1	0.25	0.05
Monthly	2	0.5	1.5	0.3	0.75	0.15

The following table shows the non-consolidated net open positions of Woori Bank, Kyongnam Bank and Kwangju Bank at the end of 2003, 2004 and 2005. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2003						2004						2005
Currency	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Bank		Kyongnam Bank		Kwangju Bank
	(in millions of US$)
U.S. dollar	US$	(18.0)	US$	0.1	US$	0.4	US$	20.8	US$	(6.8)	US$	0.6	US$	37.1	US$	0.6	US$	0.1
Japanese yen		28.4		0.1		(0.2)		(3.8)		2.0		0.0		(0.3)		0.4		(0.1)
Euro		0.8		0.1		0.0		1.9		11.2		(0.1)		12.8		(0.7)		0.1
Others		8.4		1.3		1.4		5.9		1.2		0.9		(16.1)		(1.5)		(0.5)

Total	US$	19.6	US$	1.6	US$	1.6	US$	24.9	US$	7.6	US$	1.4	US$	65.7	US$	1.8	US$	0.7

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

Most of the derivatives products that our subsidiaries trade are on behalf of their customers or to hedge their own positions. Our derivatives activities include interest rate and cross-currency swaps, foreign exchange forwards, stock index and interest rate futures, forward rate agreements and currency and over-the-counter equity options. The following table shows our gross notional amounts with respect to derivatives relating to foreign exchange, interest rate and equity as of December 31, 2003, 2004 and 2005.

	As of December 31,
	2003		2004		2005
	(in billions of Won)
Foreign exchange	(Won)	18,571	(Won)	29,286	(Won)	35,788
Interest rate		8,874		14,853		24,714
Equity		805		6,212		8,435
Others		0		0		63

Total	(Won)	28,250	(Won)	50,352	(Won)	69,000

*	including hedge accounting

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

We measure interest rate risk for Won and, in the case of Woori Bank, foreign currency assets and liabilities in our bank accounts (including derivatives), and assets and liabilities in our principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 43.6% of our total deposits in Won as of December 31, 2005). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2005, 91.4% of those deposits had current maturities of one year or less. As of December 31, 2005, approximately 73.4% of our Won-denominated loans bore floating rates of interest, and 66.7% of those loans had current maturities of one year or less.

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

The following tables show, for each of Woori Bank, Kyongnam Bank and Kwangju Bank on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2005:

Woori Bank

	As of December 31, 2005
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Free interest rate	(Won)	698	(Won)	451	(Won)	2,186	(Won)	1,276	(Won)	3,145	(Won)	7,756
Market interest rate		69,299		8,025		6,052		6,223		2,165		91,764
Interest rate pegged to customer deposit		450		209		290		104		51		1,104

Total	(Won)	70,447	(Won)	8,685	(Won)	8,528	(Won)	7,603	(Won)	5,361	(Won)	100,624

Interest-earning liabilities
Free interest rate	(Won)	7,139	(Won)	968	(Won)	1,667	(Won)	14,503	(Won)	2,094	(Won)	26,371
Market interest rate		34,351		10,218		11,021		5,912		5,274		66,776

Total	(Won)	41,490	(Won)	11,186	(Won)	12,688	(Won)	20,415	(Won)	7,368	(Won)	93,147

Sensitivity gap		28,957		(2,501)		(4,160)		(12,812)		(2,007)		7,477
Cumulative gap		28,957		26,456		22,296		9,484		7,477
% of total assets (1)		25.45%		(2.20)%		(3.66)%		(11.26)%		(1.76)%
Total assets in (Won)											(Won)	113,769

	As of December 31, 2005
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest-earning assets
Free interest rate	US$	50	US$	9	US$	4	US$	20	US$	9	US$	92
Market interest rate		8,661		1,477		319		128		465		11,050
Interest rate pegged to customer deposit		1		0		0		0		0		1

Total	US$	8,712	US$	1,486	US$	323	US$	148	US$	474	US$	11,143

Interest-earning liabilities
Free interest rate	US$	46	US$	9	US$	1	US$	1	US$	3	US$	60
Market interest rate		5,025		1,826		1,117		1,131		1,196		10,295

Total	US$	3,641	US$	(349)	US$	(795)	US$	(984)	US$	(725)	US$	788

Sensitivity gap		3,641		(349)		(795)		(984)		(725)		788
Cumulative gap		3,641		3,292		2,497		1,513		788
% of total assets (1)		3.20%		(0.31)%		(0.70)%		(0.86)%		(0.64)%
Total assets in US$											US$	13,252

Kyongnam Bank

	As of December 31, 2005
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Free interest rate	(Won)	622	(Won)	396	(Won)	516	(Won)	470	(Won)	1,002	(Won)	3,007
Market interest rate		5,412		448		532		1,154		1,387		8,933
Interest rate pegged to customer deposit		29		15		17		7		1		69

Total	(Won)	6,063	(Won)	860	(Won)	1,065	(Won)	1,632	(Won)	2,390	(Won)	12,010

Interest-earning liabilities
Free interest rate	(Won)	2,376	(Won)	1,124	(Won)	1,821	(Won)	478	(Won)	2,021	(Won)	7,818
Market interest rate		1,557		651		373		240		703		3,525

Total	(Won)	3,933	(Won)	1,774	(Won)	2,194	(Won)	718	(Won)	2,724	(Won)	11,343

Sensitivity gap		2,130		(914)		(1,129)		914		(334)		667
Cumulative gap		2,130		1,216		87		1,001		(334)
% of total assets (1)		15.70%		8.96%		0.64%		7.38%		(2.46)%
Total assets in (Won)											(Won)	13,565

	As of December 31, 2005
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of US$)
Foreign currency-accounts:
Interest-earning assets
Free interest rate	US$	0.17	US$	0.06	US$	0.11	US$	0.03	US$	0.01	US$	0.37
Market interest rate		0.05		0.01		0.00		0.00		0.00		0.06
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	0.22	US$	0.06	US$	0.11	US$	0.03	US$	0.01	US$	0.42

Interest-earning liabilities
Free interest rate	US$	0.27	US$	0.11	US$	0.00	US$	0.00	US$	0.00	US$	0.38
Market interest rate		0.01		0.00		0.00		0.00		0.00		0.01

Total	US$	0.28	US$	0.11	US$	0.00	US$	0.00	US$	0.00	US$	0.38

Sensitivity gap		(0.06)		(0.05)		0.10		0.03		0.01		0.05
Cumulative gap		(0.06)		(0.10)		0.00		0.04		0.01
% of total assets (1)		(12.34)%		(22.63)%		0.34%		7.87%		2.40%
Total assets in US$											US$	0.45

Kwangju Bank

	As of December 31, 2005
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Free interest rate	(Won)	383	(Won)	185	(Won)	242	(Won)	379	(Won)	386	(Won)	1,575
Market interest rate		5,649		1,053		554		911		424		8,591
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	(Won)	6,032	(Won)	1,238	(Won)	796	(Won)	1,291	(Won)	809	(Won)	10,166

Interest-earning liabilities
Free interest rate	(Won)	2,763	(Won)	1,074	(Won)	1,363	(Won)	739	(Won)	2,106	(Won)	8,046
Market interest rate		868		462		381		6		347		2,063

Total	(Won)	3,631	(Won)	1,537	(Won)	1,743	(Won)	744	(Won)	2,453	(Won)	10,109

Sensitivity gap		2,401		(299)		(947)		546		(1,644)		57
Cumulative gap		2,401		2,102		1,154		1,700		57
% of total assets (1)		21.41%		(18.75)%		(10.30)%		15.17%		(0.51)%
Total assets in (Won)											(Won)	11,212

	As of December 31, 2005
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-accounts:
Interest-earning assets
Free interest rate	US$	61	US$	94	US$	99	US$	99	US$	93	US$	446
Market interest rate		95		214		406		414		415		1,544
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	156	US$	308	US$	505	US$	513	US$	508	US$	1,990

Interest-earning liabilities
Free interest rate	US$	44	US$	63	US$	63	US$	63	US$	63	US$	296
Market interest rate		80		140		293		455		501		1,469

Total	US$	124	US$	203	US$	356	US$	518	US$	564	US$	1,765

Sensitivity gap		32		105		149		(5)		(56)		225
Cumulative gap		32		137		286		281		225
% of total assets (1)		1.6%		6.8%		14.37%		(14.12)%		(11.30)%
Total assets in US$											US$	1,990

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, for Woori Bank, Kyongnam Bank and Kwangju Bank on a combined basis, with respect to Won-denominated assets and liabilities, duration gaps and net asset value changes when interest rate increases by one percentage point as of the specified dates:

Date	Interest- earning asset duration	Interest-bearing liability duration	Total asset duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
December 31, 2002	0.87	1.00	(0.10)	(Won)	95
June 30, 2003	0.67	0.68	0.03		(33)
December 31, 2003	0.62	0.88	(0.18)		195
June 30, 2004	0.63	0.76	(0.08)		81
December 31, 2004	0.64	0.78	(0.06)		74
June 30, 2005	0.61	0.77	(0.14)		102
December 31, 2005	0.56	0.73	(0.14)		140

We set interest rate risk limits using the historical interest rate volatility and the mean reversion speed of three-month certificates of deposit in Korea. The following table shows our interest rate VaR with respect to our Won-denominated assets and liabilities for each of the quarters since the fourth quarter of 2004:

	Fourth Quarter 2004		First Quarter 2005		Second Quarter 2005		Third Quarter 2005		Fourth Quarter 2005		First Quarter 2006
	(in millions of Won, except percentages)
Woori Finance Holdings	(Won)	36.8	(Won)	41.0	(Won)	48.3	(Won)	60.9	(Won)	54.4	(Won)	64.1
Woori Bank		31.7		38.4		47.5		53.7		48.7		75.3
Kyongnam Bank		4.9		7.8		7.8		6.3		9.3		12.5
Kwangju Bank		8.4		10.8		12.8		10.9		8.7		15.4
Volatility		0.495%		0.478%		0.449%		0.438%		0.450%		0.449%
Mean reversion		1.456		1.544		0.914		0.980		1.083		0.914

The Group Risk Management Committee reviews gap analysis reports, duration gap analysis reports and interest rate limit compliance reports prepared by our subsidiary risk management units on a quarterly basis.

Foreign Exchange Risk

We manage foreign exchange rate risk arising in connection with the management of our assets and liabilities together with such risks arising from our trading operations. See “—Market Risk Management for Trading Activities—Foreign Exchange Risk” above.

Liquidity Risk Management

Liquidity risk is the risk of insolvency or loss due to disparity between inflow and outflow of funds such as maturity mismatch, including having to obtain funds at a high price or to dispose of securities at an unfavorable price due to lack of available funds. We manage our liquidity in order to meet our financial liabilities from withdrawals of deposits, redemption of matured debentures and repayments at maturity of borrowed funds. We also require sufficient liquidity to fund loans and extend other forms of credits, as well as to make investments in securities. Each of our Subsidiary Risk Management Committees establishes liquidity policies for its respective subsidiary and monitors liquidity on an on-going basis. Our subsidiaries make constant adjustment to take into account variables affecting their liquidity levels. Our subsidiary risk management units review the uses and sources of funds on a daily basis, taking into consideration the various goals of their respective business units.

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

The following table shows the liquidity status and limits for Won accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2005 in accordance with Financial Supervisory Commission regulations:

	3 months or less
	Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank
	(in billions of Won)
Assets (A)	(Won)	56,353	(Won)	45,776	(Won)	5,770	(Won)	4,807
Liabilities (B)		46,932		38,476		4,347		4,109
Liquidity gap		9,430		7,300		1,432		698
Liquidity ratio (A/B)		120.07%		118.97%		132.74%		117.00%
Limit		105.00%		105.00%		105.00%		105.00%

The following table shows the liquidity status on a cumulative basis and limits for foreign currency accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2005 in accordance with Financial Supervisory Commission regulations:

	7 days or less								7 days-1 month								1-3 months
	Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Finance Holdings			Woori Bank			Kyongnam Bank			Kwangju Bank
	(in millions of US$)
Foreign currency accounts:
Foreign currency assets	US$	3,762	US$	3,580	US$	152	US$	30	US$	8,098	US$	8,011	US$	60	US$	27	US$	14,198		US$	13,997		US$	102		US$	99
Foreign currency liabilities		3,077		2,980		86		11		7,404		7,282		73		49		13,212			13,055			93			64
Maturity gap		685		600		66		19		694		729		(13)		(22)		986			942			9			35
Cumulative gap(A)		685		600		66		19		1,379		1,329		53		(3)		2,365			2,271			62			32
Total assets(B)		31,310		30,625		529		156		31,310		30,625		529		156		31,310			30,625			529			156
Liquidity gap ratio (A/B)		2.19%		1.96%		12%		12.17%		4.40%		2.38%		10%		(1.92)%		110.0	(1)		107.2	% (1)		125.0	% (1)		125.8	(1)
Limits		0%		0%		0%		0%		(10)%		(10)%		(10)%		(10)%		85%			85%			85%			85%

(1)	Liquidity ratios.

Our Subsidiary Risk Management Committees receive reports from our subsidiaries regarding their respective liquidity ratios and liquidity gap ratios on a monthly basis. Based on those reports, each subsidiary’s risk management department reports these results to the Group Risk Management Committee on a quarterly basis.

Operational and Business Risk Management

Operational risk is difficult to quantify and subject to different definitions. We define our operational risk as the risk related to the overall management of the group other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error or non-adherence to systems and procedures, or from fraud or inadequate internal controls and procedures, resulting in financial loss. Woori Bank successfully established its operational and business risk management system in 2005. We currently expect to complete implementation of these aspects of the operational and business risk management system at Kyongnam Bank, Kwangju Bank, Woori Investment & Securities and Woori Finance Information System by the end of 2006.

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

We consider legal and business risk as a part of our operational risk. The uncertainty of the enforceability of the obligations of our customers and counterparties, including foreclosure on collateral, creates legal risk. Business risk includes the risk of changes in laws and regulations, which could also adversely affect us. Legal and business risk is higher in new areas of business where the law is often untested in the courts although such risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the banking industry remain untested. Our subsidiaries’ legal departments seek to minimize legal and business risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. Each of our subsidiaries’ internal auditors also review loan documentation to ensure that these are correctly drawn up to withstand scrutiny in court should such scrutiny occur.

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

Not Applicable

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15. CONTROLS AND PROCEDURES

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2005 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent registered public accountants, Deloitte Anjin LLC, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”), which includes Deloitte Consulting, during the fiscal years ended December 31, 2004 and 2005:

	Year ended December 31,
	2004		2005
	(in millions of Won)
Audit fees	(Won)	4,178	(Won)	3,949
Audit-related fees		494		109
Tax fees		171		163
All other fees		38		53

Total fees	(Won)	4,881	(Won)	4,274

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

Audit Committee Pre-Approval Policies and Procedures

Our audit committee does not apply pre-approval policies and procedures for the engagement of our independent registered public accountants for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent registered public accountants for audit and non-audit services provided to our subsidiaries or to us.

The audit committee is permitted to approve certain fees for audit and non-audit services before the completion of the engagement that are recurring, in the ordinary course of business and otherwise comply with the de minimis exception to the applicable rules of the U.S Securities and Exchange Commission. In 2005, no fees were approved pursuant to the de minimis exception.

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

Item 19. EXHIBITS

(a) List of financial statements:

(b) Exhibits

Pursuant to the rules and regulations of the U.S. Securities and Exchange Commission, Woori Finance Holdings has filed certain agreements as exhibits to this Annual Report on Form 20-F. These agreements may contain representations and warranties made by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe Woori Finance Holdings’ actual state of affairs at the date of this annual report.

Number		Description

1.1	*	Articles of Incorporation of Woori Finance Holdings (translation in English).

2.1	*	Form of Stock Certificate of Woori Finance Holdings’ common stock, par value (Won)5,000 per share (translation in English).

2.2	**	Form of Deposit Agreement among Woori Finance Holdings, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt.

4.1	*	Memorandum of understanding between the KDIC and Woori Finance Holdings dated July 2, 2001, as amended.

4.2	*	Memorandum of understanding between the KDIC and Hanvit Bank (since renamed Woori Bank) dated December 30, 2000, as amended.

4.3	*	Memorandum of understanding between the KDIC and Kyongnam Bank dated December 30, 2000, as amended.

4.4	*	Memorandum of understanding between the KDIC and Kwangju Bank dated December 30, 2000, as amended.

4.5	*	Memorandum of understanding between Woori Finance Holdings and Hanvit Bank (since renamed Woori Bank) dated July 12, 2001, as amended.

4.6	*	Memorandum of understanding between Woori Finance Holdings and Kyongnam Bank dated July 31, 2001, as amended.

4.7	*	Memorandum of understanding between Woori Finance Holdings and Kwangju Bank dated July 31, 2001, as amended.

8.1	****	List of subsidiaries of Woori Finance Holdings.

11.1	***	Code of Ethics.

12.1		Section 302 certifications.

13.1		Section 906 certifications.

*	Incorporated by reference to the exhibits to the Registration Statement on Form 20-F (File No. 001-31811), filed on September 25, 2003
**	Incorporated by reference to exhibit (a) to the Registration Statement on Form F-6 (File No. 333-109106), filed on September 25, 2003.
***	Incorporated by reference to exhibits to the Annual Report on Form 20-F (File No. 001-31811), filed on June 30, 2004.
****	Incorporated by reference to Note 35 of the notes to the consolidated financial statements of the registrant included in this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WOORI FINANCE HOLDINGS CO., LTD. (Registrant)

/s/ Young-Key Hwang
(Signature)

Young-Key Hwang
Chairman and Chief Executive Officer
(Name/Title)

Date:  June 27, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Woori Finance Holdings Co., Ltd. and subsidiaries (collectively referred to as the “Company”) as of December 31, 2003, 2004 and 2005, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years then ended (all expressed in Korean Won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Woori Finance Holdings Co., Ltd. and subsidiaries as of December 31, 2003, 2004 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Korean Won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. The translation of the financial statement amounts into United States dollars has been made solely for the convenience of readers in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its accounting policy with respect to cash and cash equivalents in 2005.

/s/ DELOITTE ANJIN LLC

Seoul, Korea

May 12, 2006

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003, 2004 AND 2005

	Korean Won			U.S. Dollars
	2003	2004	2005	2005
	(in millions, except share data)			(in thousands) (Note 1)
ASSETS
Cash and cash equivalents	5,399,974	4,315,387	8,280,368	8,198,384
Restricted cash	372,847	387,869	375,667	371,948
Interest bearing deposits in other banks	1,640,210	990,100	1,552,606	1,537,233
Call loans and securities purchased under resale agreements	1,126,988	1,499,041	1,425,644	1,411,529
Trading assets:
Korea Deposit Insurance Corporation	302,268	216,567	184,262	182,438
Unrelated parties	3,988,546	6,772,814	4,704,940	4,658,356
Available-for-sale securities:
Korea Deposit Insurance Corporation	2,109,546	2,053,923	1,836,435	1,818,252
Unrelated parties	10,298,343	10,248,470	16,451,536	16,288,650
Held-to-maturity securities (fair value of 10,143,290 million Won in 2003, 8,763,901 million Won in 2004 and 9,613,695 million Won in 2005):
Korea Deposit Insurance Corporation	6,088,692	4,706,388	1,023,450	1,013,317
Unrelated parties	3,712,841	3,699,872	8,614,354	8,529,063
Other investment assets	792,746	1,138,180	1,397,268	1,383,434
Loans (net of allowance for loan and lease losses of 2,833,675 million Won in 2003, 1,805,593 million Won in 2004 and 1,524,536 million Won in 2005):
Korea Deposit Insurance Corporation	25,600	25,600	25,600	25,347
Directors	17	49	65	64
Employees	204,861	191,241	191,688	189,790
Unrelated parties	85,356,475	88,488,306	102,413,130	101,399,139
Due from customers on acceptances	420,859	337,599	355,471	351,951
Premises and equipment, net	2,150,895	2,109,280	2,059,776	2,039,382
Accrued interest and dividends receivable	746,765	557,700	702,681	695,724
Assets held for sale	—	26,015	48,839	48,356
Goodwill	24,571	21,412	47,989	47,513
Other intangible assets, net	167,900	234,383	187,253	185,399
Other assets:
Korea Deposit Insurance Corporation	502,243	294,039	256,973	254,429
Trust	3,889	3,812	5,993	5,934
Unrelated parties	2,175,771	2,595,712	2,772,713	2,745,260

Total assets	127,612,847	130,913,759	154,914,701	153,380,892

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2003, 2004 AND 2005

	Korean Won			U.S. Dollars
	2003	2004	2005	2005
	(in millions, except share data)			(in thousands) (Note 1)
LIABILITIES
Deposits:
Interest bearing	85,481,655	86,339,328	99,608,926	98,622,699
Non-interest bearing	3,520,977	3,713,752	4,537,989	4,493,059
Call money	412,078	689,390	325,701	322,476
Trading liabilities	473,074	1,628,088	1,339,223	1,325,963
Acceptances outstanding	420,859	337,599	355,471	351,951
Other borrowed funds:
Trust	1,611,050	826,677	764,478	756,909
Unrelated parties	7,734,160	8,288,082	9,144,898	9,054,354
Secured borrowings	4,321,289	2,352,312	2,556,605	2,531,292
Long-term debt	14,916,813	15,661,605	21,849,694	21,633,361
Accrued interest payable	1,617,963	1,713,276	1,720,562	1,703,527
Other liabilities	3,217,837	2,861,566	4,378,608	4,335,255

Total liabilities	123,727,755	124,411,675	146,582,155	145,130,846

Commitments and contingencies (Notes 3, 4, 20, 34 and 36)

Minority interest	229,138	38,141	11,479	11,365

STOCKHOLDERS’ EQUITY
Common stock 5,000 Won par value, authorized 2,400 million shares, 775,504,910 shares issued and outstanding in 2003, 796,455,558 shares issued and 795,993,011 shares outstanding in 2004 and 806,015,340 shares issued and 806,012,790 shares outstanding in 2005	3,877,525	3,982,278	4,030,077	3,990,175
Additional paid-in capital	4,645,721	4,987,848	5,000,548	4,951,038
Accumulated deficit	(4,992,691)	(2,734,886)	(1,048,459)	(1,038,077)
Accumulated other comprehensive income, net of tax	125,399	232,580	338,919	335,563
Less: treasury stock, at cost, 462,547 shares in 2004 and 2,550 shares in 2005	—	(3,877)	(18)	(18)

Total stockholders’ equity	3,655,954	6,463,943	8,321,067	8,238,681

Total liabilities, minority interest and stockholders’ equity	127,612,847	130,913,759	154,914,701	153,380,892

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Korean Won			U.S. Dollars
	2003	2004	2005	2005
	(in millions, except per share data)			(in thousands, except per share data) (Note 1)
Interest and dividend income
Loans:
Korea Deposit Insurance Corporation	191	1,164	1,160	1,148
Directors	1	2	5	5
Employees	8,940	6,082	6,998	6,929
Trust	—	1	—	—
Unrelated parties	5,812,641	5,667,906	5,718,599	5,661,979
Deposits in other banks	72,942	36,616	45,482	45,031
Trading assets:
Korea Deposit Insurance Corporation	26,531	14,581	11,154	11,044
Unrelated parties	175,680	147,932	147,160	145,703
Investment securities:
Korea Deposit Insurance Corporation	620,665	553,644	139,927	138,542
Unrelated parties	757,154	765,408	1,074,359	1,063,721
Call loans and securities purchased under resale agreements	45,206	41,530	63,992	63,358

Total interest and dividend income	7,519,951	7,234,866	7,208,836	7,137,460

Interest expense
Deposits	2,744,006	2,579,121	2,501,183	2,476,419
Call money	34,909	29,781	28,739	28,454
Other borrowed funds:
Trust	38,812	39,418	35,597	35,245
Unrelated parties	274,007	203,861	258,246	255,689
Secured borrowings	258,645	125,479	114,344	113,212
Long-term debt	766,626	831,107	789,084	781,271

Total interest expense	4,117,005	3,808,767	3,727,193	3,690,290

Net interest income	3,402,946	3,426,099	3,481,643	3,447,170

Provisions
Provision for loan and lease losses	2,312,716	651,654	308,499	305,445
Provision (reversal of provision) for credit-related commitments	201,335	42,768	(38,917)	(38,533)
Other provision (reversal of provision)	101,647	(6,456)	16,489	16,327

Total provisions	2,615,698	687,966	286,071	283,239

Net interest income after provisions for loan and lease losses, credit-related commitments and other	787,248	2,738,133	3,195,572	3,163,931

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Korean Won			U.S. Dollars
	2003	2004	2005	2005
	(in millions, except per share data)			(in thousands, except per share data) (Note 1)
Non-interest income
Trust fees, net	45,404	39,508	13,182	13,052
Fees and commission income	1,086,810	1,078,514	1,202,731	1,190,823
Trading revenue, net:
Korea Deposit Insurance Corporation	641	884	2,283	2,261
Unrelated parties	110,723	434,923	254,016	251,501
Investment securities gain (loss), net:
Korea Deposit Insurance Corporation	4,551	318	669	662
Unrelated parties	(87,346)	127,623	243,506	241,096
Other non-interest income	274,115	271,187	199,544	197,569

Total non-interest income	1,434,898	1,952,957	1,915,931	1,896,964

Non-interest expenses
Salaries and employee benefits	865,417	978,385	1,008,619	998,633
Depreciation and amortization	266,124	268,235	237,599	235,247
Other administrative expenses	742,191	778,034	826,750	818,564
Fees and commissions	335,682	242,551	213,839	211,723
Other non-interest expenses	427,018	542,139	646,479	640,077

Total non-interest expenses	2,636,432	2,809,344	2,933,286	2,904,244

Income (loss) before income tax expense (benefit) and minority interest	(414,286)	1,881,746	2,178,217	2,156,651
Income tax expense (benefit)	254,044	(392,155)	365,656	362,034
Minority interest	4,004	1,274	6,666	6,600

Income (loss) before extraordinary item	(672,334)	2,272,627	1,805,895	1,788,017

Extraordinary item, remaining excess of fair value over cost of acquired net assets	—	62,728	—	—

Net income (loss)	(672,334)	2,335,355	1,805,895	1,788,017

Other comprehensive income, net of tax
Foreign currency translation adjustments, net of tax	1,911	(17,082)	(3,726)	(3,689)
Net unrealized gains on available-for-sale securities, net of tax	95,323	124,263	110,065	108,975

Total other comprehensive income, net of tax	97,234	107,181	106,339	105,286

Comprehensive income (loss)	(575,100)	2,442,536	1,912,234	1,893,303

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Korean Won			U.S. Dollars
	2003	2004	2005	2005
	(in millions, except per share data)			(in thousands, except per share data) (Note 1)
Earnings per common share
Basic:
Income (loss) before extraordinary item	(871)	2,920	2,245	2.22
Extraordinary item	—	81	—	—

Net income (loss)	(871)	3,001	2,245	2.22

Diluted:
Income (loss) before extraordinary item	(871)	2,848	2,241	2.22
Extraordinary item	—	78	—	—

Net income (loss)	(871)	2,926	2,241	2.22

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income, net of tax	Treasury stock	Total stockholders’ equity
	Shares	Amount
	Korean Won (in millions, except share data)
Balance at January 1, 2003	767,814,797	3,839,074	4,353,233	(4,263,095)	28,165	—	3,957,377
Issuance of common stock	7,690,113	38,451	(574)	—	—	—	37,877
Capital transactions of affiliates	—	—	25,955	—	—	—	25,955
Reduction of deficit equity (Notes 24 and 31)	—	—	265,721	—	—	—	265,721
Stock compensation costs	—	—	1,386	—	—	—	1,386
Other comprehensive income, net of tax	—	—	—	—	97,234	—	97,234
Net loss	—	—	—	(672,334)	—	—	(672,334)
Dividends (1)	—	—	—	(57,262)	—	—	(57,262)

Balance at December 31, 2003	775,504,910	3,877,525	4,645,721	(4,992,691)	125,399	—	3,655,954

Issuance of common stock	8,571,262	42,856	13,064	—	—	—	55,920
Exercise of conversion rights during 2004	12,379,386	61,897	6,886	—	—	—	68,783
Capital transactions of affiliates	—	—	2,372	—	—	—	2,372
Reduction of deficit equity (Notes 24 and 31)	—	—	299,987	—	—	—	299,987
Stock compensation costs	—	—	1,100	—	—	—	1,100
Acquisition of treasury stock	(7,298,279)	—	—	—	—	(61,220)	(61,220)
Reissuance of treasury stock	6,835,732	—	18,718	—	—	57,343	76,061
Other comprehensive income, net of tax	—	—	—	—	107,181	—	107,181
Net income	—	—	—	2,335,355	—	—	2,335,355
Dividends (1)	—	—	—	(77,550)	—	—	(77,550)

Balance at December 31, 2004	795,993,011	3,982,278	4,987,848	(2,734,886)	232,580	(3,877)	6,463,943

Exercise of conversion rights during 2005	9,559,782	47,799	14,337	—	—	—	62,136
Capital transactions of affiliates	—	—	(5,595)	—	—	—	(5,595)
Reduction of deficit equity (Notes 24 and 31)	—	—	6,580	—	—	—	6,580
Stock compensation costs	—	—	(2,622)	—	—	—	(2,622)
Reissuance of treasury stock	459,997	—	—	—	—	3,859	3,859
Other comprehensive income, net of tax	—	—	—	—	106,339	—	106,339
Net income	—	—	—	1,805,895	—	—	1,805,895
Dividends (1)	—	—	—	(119,468)	—	—	(119,468)

Balance at December 31, 2005	806,012,790	4,030,077	5,000,548	(1,048,459)	338,919	(18)	8,321,067

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income, net of tax	Treasury stock	Total stockholders’ equity
	Shares	Amount
	U.S. Dollars (in thousands, except share data) (Note 1)
Balance at December 31, 2004	795,993,011	3,942,849	4,938,464	(2,707,808)	230,277	(3,839)	6,399,943
Exercise of conversion rights during 2005	9,559,782	47,326	14,195	—	—	—	61,521
Capital transactions of affiliates	—	—	(5,538)	—	—	—	(5,538)
Reduction of deficit equity (Notes 24 and 31)	—	—	6,513	—	—	—	6,513
Stock compensation costs	—	—	(2,596)	—	—	—	(2,596)
Reissuance of treasury stock	459,997	—	—	—	—	3,821	3,821
Other comprehensive income, net of tax	—	—	—	—	105,286	—	105,286
Net income	—	—	—	1,788,017	—	—	1,788,017
Dividends (1)	—	—	—	(118,286)	—	—	(118,286)

Balance at December 31, 2005	806,012,790	3,990,175	4,951,038	(1,038,077)	335,563	(18)	8,238,681

(1)	Dividends paid based on retained earnings in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”)

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Korean Won			U.S. Dollars
	2003 (As revised)	2004 (As revised)	2005	2005
	(in millions)			(in thousands) (Note 1)
Cash flows from operating activities:
Net income (loss)	(672,334)	2,335,355	1,805,895	1,788,017
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan and lease losses	2,312,716	651,654	308,499	305,445
Provision (reversal of provision) for credit-related commitments	201,335	42,768	(38,917)	(38,533)
Other provision (reversal of provision)	101,647	(6,456)	16,489	16,327
Depreciation and amortization	266,124	268,235	237,599	235,247
Net loss (gain) on derivatives	(148,336)	76,625	(149,516)	(148,036)
Loss (gain) on redemption of trading securities	(9,245)	118,118	128	127
Net gain on disposal of trading securities	(82,199)	(1,369,099)	(91,855)	(90,946)
Net loss (gain) on valuation of trading securities	128,416	1,610,163	(15,056)	(14,907)
Net gain on redemption of investment securities	(47,354)	(77,098)	(33,299)	(32,969)
Net gain on disposal of investment securities	(42,485)	(156,294)	(107,433)	(106,369)
Net gain on equity method investments	(36,737)	(24,585)	(158,721)	(157,150)
Impairment loss on investment securities	209,370	130,036	55,278	54,730
Net loss (gain) on sale of loans	(39,794)	11,598	44,823	44,379
Net loss (gain) on disposal of premises and equipment	(16,518)	(13,135)	1,925	1,906
Provision for accrued severance benefits	94,661	110,699	120,799	119,603
Provision for deferred income tax	230,054	(521,782)	37,678	37,304
Extraordinary gain	—	(62,728)	—	—
Net changes in:
Trading assets and liabilities	661,267	(2,645,641)	2,054,589	2,034,247
Accrued interest and dividends receivable	(64,055)	189,065	(147,581)	(146,120)
Other assets	1,161,622	(116,447)	(252,034)	(249,538)
Accrued interest payable	82,003	95,313	14,381	14,239
Other liabilities	(494,290)	(196,469)	1,433,197	1,419,007
Origination of loans held for sale	—	(230,064)	(435,575)	(431,262)
Proceeds from sale of loans held for sale	—	204,049	417,812	413,675

Net cash provided by operating activities	3,795,868	423,880	5,119,105	5,068,423

Cash flows from investing activities:
Net changes in restricted cash	406,466	(15,022)	12,202	12,080
Net changes in interest-bearing deposits in other banks	185,960	646,233	(815,726)	(807,650)
Net changes in call loans and securities purchased under resale agreements	(497,642)	(372,053)	73,397	72,670
Net changes in loans	(11,479,038)	(3,884,541)	(14,306,603)	(14,164,953)
Proceeds from sales of available-for-sale securities:
Korea Deposit Insurance Corporation	650,461	20,879	49,644	49,152
Unrelated parties	6,553,348	2,130,696	2,655,509	2,629,217
Proceeds from redemption and maturities of available-for-sale securities:
Korea Deposit Insurance Corporation	650,461	80,362	505,560	500,554
Unrelated parties	14,102,871	6,522,987	10,209,106	10,108,026
Purchases of available-for-sale securities:
Korea Deposit Insurance Corporation	(304,517)	(82,861)	(297,112)	(294,170)
Unrelated parties	(25,056,005)	(6,693,129)	(18,961,625)	(18,773,886)
Proceeds from maturities, prepayments and calls of held-to-maturity securities:
Korea Deposit Insurance Corporation	30,638	1,856,685	2,003,333	1,983,498
Unrelated parties	3,181,087	1,466,059	6,603,337	6,537,957
Purchases of held-to-maturity securities:
Korea Deposit Insurance Corporation	(87,917)	(337,234)	(264,572)	(261,952)
Unrelated parties	(2,966,085)	(1,723,726)	(9,556,899)	(9,462,276)
Net changes in other investments	(41,689)	(898,851)	50,808	50,305
Purchases of premises and equipment	(246,272)	(294,024)	(155,488)	(153,949)
Proceeds from sales of premises and equipment	182,685	184,645	16,343	16,181

Net cash used in investing activities	(14,735,188)	(1,392,895)	(22,178,786)	(21,959,196)

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Korean Won			U.S. Dollars
	2003 (As revised)	2004 (As revised)	2005	2005
	(in millions)			(in thousands) (Note 1)
Cash flows from financing activities:
Net changes in non-interest-bearing deposits	113,362	192,775	824,237	816,077
Net changes in interest-bearing deposits	10,291,157	857,673	13,434,113	13,301,101
Net changes in call money	(392,259)	277,312	(363,689)	(360,088)
Proceeds from secured borrowings	2,491,234	692,496	1,934,681	1,915,526
Payments on secured borrowings	(2,925,469)	(2,661,473)	(1,730,387)	(1,713,254)
Net changes in other borrowed funds	(1,980,305)	(230,451)	800,894	792,964
Proceeds from long-term debt	5,659,213	4,325,113	6,496,326	6,432,006
Payments on long-term debt	(2,047,035)	(3,506,307)	(255,904)	(253,370)
Acquisition of treasury stock	—	(61,220)	—	—
Proceeds from reissuance of treasury stock	—	76,061	3,859	3,821
Proceeds from common stock issuance	37,877	—	—	—
Cash dividends paid	(57,262)	(77,551)	(119,468)	(118,286)

Net cash provided by (used in) financing activities	11,190,513	(115,572)	21,024,662	20,816,497

Net increase (decrease) in cash and cash equivalents	251,193	(1,084,587)	3,964,981	3,925,724
Cash and cash equivalents, beginning of year	5,148,781	5,399,974	4,315,387	4,272,660

Cash and cash equivalents, end of year	5,399,974	4,315,387	8,280,368	8,198,384

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	4,035,004	3,713,454	3,712,811	3,676,050
Cash paid during the year for income tax	26,599	129,257	327,373	324,132

Supplemental schedule of non cash investing and financing activities:
Acquisitions (Note 3):
Fair value of net assets acquired	16,753	—	50,225	49,728
Goodwill	24,571	—	25,803	25,548
Less: Gain recognized	—	—	(40)	(40)

Cash paid	41,324	—	75,988	75,236
Less: Cash acquired	(14,371)	—	(1)	(1)

Net cash paid for acquisition	26,953	—	75,987	75,235
Loans repurchased from Korea Asset Management Corporation in exchange for held-to-maturity and available-for-sale securities	90,847	44,012	—	—
Transfer of loans into securities and other investments (Note 12)	283,055	99,198	553	548
Increase (decrease) in cumulative translation adjustments, net of tax	1,911	(17,082)	(3,726)	(3,689)
Increase in unrealized gains on available-for-sale securities, net of tax	95,323	124,263	110,065	108,975
Conversion of convertible debentures	—	68,783	62,136	61,521
Assets obtained by entering into a capital lease	8,958	47,428	1,023	1,013
Shares issued to acquire minority interest in Woori Securities Co., Ltd.	—	55,920	—	—
Disposal of Woori Securities Co., Ltd.	—	—	182,265	180,460

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

1. General Information and Summary of Significant Accounting Policies

Woori Finance Holdings Co., Ltd. (the “Holding Company”) was incorporated under the laws of the Republic of Korea on March 27, 2001, and commenced operations on April 2, 2001, under the Financial Holding Company Act. The Holding Company was established primarily to manage certain banks and other companies acquired by the Korea Deposit Insurance Corporation (“KDIC”) in connection with the 1997 Asian Financial Crisis. As of December 31, 2005, the Holding Company controls the following entities: three commercial banks, which include Woori Bank (formerly known as Hanvit Bank), Kyongnam Bank and Kwangju Bank (collectively referred to as the “Bank Subsidiaries”); Woori Finance Information System Co., Ltd.; Woori F&I Co., Ltd.; Woori Asset Management Co., Ltd. (formerly known as LG Investment Trust Management Co., Ltd.); Woori Private Equity Co., Ltd., and Woori Third Asset Securitization Specialty Co., Ltd.; all collectively referred to as “Woori Subsidiaries.” Several of the Woori Subsidiaries also have other subsidiaries of which the Holding Company is now the ultimate financial holding company. The Holding Company, Woori Subsidiaries and their subsidiaries, consolidated trust accounts (see Note 41), and certain other consolidated variable interest entities (“VIEs”) (see Note 11) are collectively referred to as the “Company.”

On September 30, 1998, KDIC purchased 95.04% of the outstanding shares of the Commercial Bank of Korea (renamed Hanvit Bank) and 95.64% of the outstanding shares of Hanil Bank (merged into the Commercial Bank of Korea). On December 29, 2000, Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank and Peace Bank received an “order of elimination” of all existing stockholders from the Financial Supervisory Commission (“FSC”) pursuant to the Law on Improvement of Structure of Financial Industry of the Republic of Korea and, accordingly, reduced their existing common stocks to zero without payment of consideration, except for the consideration paid to certain shareholders who exercised dissenters’ rights against the capital reduction, effectively eliminating all existing shareholders. On December 29, 2000, KDIC purchased 100% of the newly issued shares of Woori Bank, Peace Bank, Kwangju Bank and Kyongnam Bank. KDIC purchased these shares by issuing KDIC bonds to the respective banks.

On November 3, 2000, KDIC established Woori Investment Bank to manage the operations of four bankrupt merchant banking corporations. On July 31, 2003, Woori Investment Bank was merged into Woori Bank and, as a result, Woori Bank assumed substantially all of the assets and liabilities of Woori Investment Bank.

On December 31, 2001, the commercial banking business of Peace Bank was merged into Woori Bank, and Peace Bank acquired the credit card businesses of Woori Bank and Kwangju Bank on January 31, 2002 and February 28, 2003, respectively, to become Woori Credit Card Co., Ltd., a principal credit card subsidiary of the Holding Company. On March 31, 2004, Woori Credit Card Co., Ltd. was merged into Woori Bank (see Note 3).

Upon the legal establishment of the Holding Company on March 27, 2001, KDIC transferred all its shares of the five subsidiaries to the Holding Company in exchange for the shares of the Holding Company and KDIC became the sole owner of the Holding Company. On June 24, 2002, the Holding Company listed its shares on the Korea Stock Exchange through a public offering, which included 36 million new shares and 54 million previously issued shares. As a result of the public offering, exercise of stock warrants, conversion of convertible debentures and sale of a portion of common stock held by KDIC, the ownership percentage of KDIC as of December 31, 2005 is 77.97%, not considering treasury stock.

The Company registered with the Securities and Exchange Commission (“SEC”) in the United States of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Risks and uncertainties

Until 2004, the economy of the Republic of Korea experienced contractions in the private banking industry, which was triggered by an oversupply of credit that led to poor asset quality, increases in the level of bankruptcies, high level of written-off loans, and higher levels of delinquencies related to consumer borrowings and small and medium enterprise borrowings. In addition, credit card companies including the Company’s credit card operation experienced serious liquidity issues and suffered substantial losses.

Although economic conditions in the Republic of Korea have improved and some of the trends and conditions noted above may have reversed to a certain extent, the Company and its customers may continue to be affected for the foreseeable future by certain adverse economic conditions in the Republic of Korea and the countries which the trade of the Republic of Korea heavily depends on. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. If these conditions have a more adverse effect on the Company than management currently anticipates, adjustments to the carrying amount of its loans and investments would be required, and such adjustments could be material to the consolidated financial statements.

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

The consolidated financial statements of the Company include the accounts of the Holding Company and its predecessor banks acquired by KDIC. The consolidated financial statements include the accounts of subsidiaries over which substantive control is exercised through majority ownership of voting stock. The consolidated financial statements also include the accounts of the VIEs for which the Company has been determined to be the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003), “Consolidation of Variable Interest Entities” (“FIN No. 46R”) (see Note 11), including 11 special purpose entities (“SPEs”) (see Note 39) and the guaranteed trust accounts (see Note 41). All significant intercompany transactions and balances have been eliminated in the consolidation. The Company accounts for investments in companies in which it owns a voting or economic interest of 20 to 50 percent and for which it has significant influence over operating and financial decisions using the equity method and these investments are reported in other investment assets. The Company’s equity interest in the earnings of the equity method investees and gains and losses realized on disposition of investments are reported in “Investment securities gain (loss), net.”

Unless otherwise stated herein, all references to 2003, 2004, and 2005 refer to the Company’s fiscal periods ended or the dates, as the context requires, December 31, 2003, December 31, 2004, and December 31, 2005, respectively.

In 2005, the Company changed its accounting policy with respect to the composition of cash and cash equivalents to include reserve deposits with the Bank of Korea (“BOK”) and certain foreign banks (“reserve deposits”). Such balances were previously reported as “Restricted cash.” In the accompanying consolidated balance sheets as of December 31, 2003 and 2004, the Company reclassified 2,849,436 million Won and 2,004,037 million Won, respectively, of reserve deposits from “Restricted cash” to “Cash and cash equivalents” to be consistent with the Company’s 2005 presentation. As a result of these reclassifications, cash flows from operating activities increased by 552,841 million Won in 2003 and decreased by 845,399 million Won in 2004, as compared to the amounts previously reported.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Certain other reclassifications have been made to previously reported amounts to conform to the current presentation. The changes in certain other restricted cash items have been reclassified from operating activities to investing activities. As a result of these reclassifications, cash flows from operating activities decreased by 406,466 million Won (with a corresponding increase in cash flows from investing activities) in 2003 and increased by 15,022 million Won (with a corresponding decrease in cash flows from investing activities) in 2004, as compared to the amounts previously reported.

Reclassifications were also made to previously reported “Net changes in other assets” in the consolidated statements of cash flows for the years ended December 31, 2003 and 2004 to present “Provision for deferred income tax,” “Origination of loans held for sale” and “Proceeds from sale of loans held for sale” as separate line items. Such reclassifications did not have any impact on previously reported “Net income (loss)” or “Earnings per common share” for the years ended December 31, 2003 and 2004.

Purchase accounting and deficit equity

The purchase of a controlling interest in the banks described above constituted a significant event that warranted a revaluation of the assets and liabilities of the acquired banks. In valuing the assets and liabilities of the acquired banks, the measurement guidelines of Accounting Principles Board (“APB”) Opinion No. 16, “Business Combinations” were followed, including recognizing the fair value of those identifiable intangibles that could be reliably measured, such as core deposit intangible assets. The amount resulting from liabilities in excess of identified assets of the acquired banks has been classified as “deficit equity” in accordance with Emerging Issue Task Force (“EITF”) Issue No. 85-41, “Accounting for Savings and Loan Associations under FSLIC Management Consignment Program.” No goodwill was recorded in connection with these transactions. The values assigned represent the new cost basis of the assets. Deficit equity is presented as a reduction of “Additional paid-in capital” (“APIC”).

Goodwill and other intangible assets

Net assets of companies acquired in purchase transactions related to entities other than the banks described above are recorded at fair value at the date of acquisition, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangibles,” goodwill is not amortized but is reviewed for potential impairment on at least an annual basis at the reporting unit level or, more frequently, if events and circumstances indicate a possible impairment.

Other identifiable intangible assets, which are recorded at fair value at the date of acquisition, consist primarily of core deposit intangible assets. Core deposit intangible assets reflect the estimated fair value of the acquired demand deposits and savings accounts which the Company expects to maintain for an extended period of time because of the generally stable customer relationships. The core deposit intangible assets are amortized over their estimated useful life in proportion to the estimated run-off of depositors on an accelerated basis. The estimated periods to be benefited by the core deposit intangible assets range from 5 to 10 years. The weighted-average amortization period for the core deposit intangible assets as of December 31, 2005 was approximately 8 years. The fair value of these assets was based principally upon the estimates of the funding benefits that these deposits provide relative to our alternative funding sources and the projected run-off of the related customer accounts. Other identifiable intangible assets, other than core deposit intangible assets, are amortized over the estimated periods to be benefited, using the straight-line method. The Company has no intangible asset with an indefinite useful life.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The goodwill impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill (as defined in SFAS No. 142) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. In 2003 and 2004, no such impairment charges were recorded. However, in 2005, 2,050 million Won of impairment loss on goodwill was recorded (see Notes 3 and 15). Other intangible assets which have finite useful lives are evaluated for impairment if events and circumstances indicate a possible impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Such evaluation of other intangible assets is based on undiscounted cash flow projections.

Special purpose entities and variable interest entities (VIEs)

SPEs are broadly defined as legal entities structured for a particular purpose. The Company uses SPEs in various legal forms to conduct normal business activities. SPEs that meet the criteria for a Qualifying Special Purpose Entity (“QSPE”), as defined in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” are not required to be consolidated. The Company reviews SPEs that are not QSPEs for consolidation in accordance with FIN No. 46R.

FIN No. 46R was released by the FASB in December 2003 to revise FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”), which was issued on January 17, 2003. The underlying principle behind the interpretation is that if a business enterprise is a primary beneficiary of an entity, which is defined in the interpretation as a VIE, the assets, liabilities and results of the activities of the VIE should be included in the consolidated financial statements with those of the business enterprise. The primary beneficiary is subject to a majority of the entity’s expected loss, is entitled to receive a majority of the entity’s expected residual returns, or both. The interpretation also explains how to identify VIEs and how an enterprise should assess its interest in an entity when deciding whether or not it is a primary beneficiary. The Company immediately implemented FIN No. 46 or FIN No. 46R for VIEs created after January 31, 2003 in 2003 and FIN No. 46R for VIEs created prior to February 1, 2003 in 2004.

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

A VIE often holds financial assets, including loans or receivables, real estate or other property. The Company consolidates a VIE if the Company is considered to be the primary beneficiary. Upon consolidation of a VIE, the Company generally records all of the VIE’s assets, liabilities and noncontrolling interests at fair value, with future changes based upon consolidation accounting principles. Certain VIEs established by the Company prior to February 1, 2003, consisting of SPEs and guaranteed trust accounts, have been consolidated from the date of their establishments and remained consolidated upon the initial application of FIN No. 46R in 2004 (see Notes 39 and 41). The Company was deemed the primary beneficiary and consolidated certain other VIEs

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

created before February 1, 2003, other than the aforementioned consolidated SPEs and guaranteed trust accounts, in which the Company obtained a majority of interests in the ordinary course of its business, upon the initial application of FIN No. 46R in 2004. These VIEs are established by third parties other than the Company for efficient investment management.

The Company, in the ordinary course of its business, has involvement in certain VIEs through various types of interests including investments in subordinated debt or limited partnerships, the right to receive fees for acting as an asset manager or a business trustee, and the right to receive fees for providing liquidity facilities. Management of the Company believes that these VIEs are not required to be consolidated because the Company is not considered to be the primary beneficiary. These VIEs are established by clients to access funding from the commercial paper market or the corporate debt market by transferring assets to the VIEs. The transactions with these entities are conducted at arm’s length. The Company records and reports these transactions in accordance with their substance similar to any other third party transactions. See Note 11 for more information about VIEs in which the Company holds a significant interest but which are not required to be consolidated.

Use of estimates

In preparing consolidated financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, other-than-temporary impairment for available-for-sale securities, held-to-maturity securities and other investment assets, and valuation of financial instruments, deferred tax assets and trading activities such as trading assets and liabilities including trading derivatives, and hedging derivatives.

Cash and cash equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents are comprised of cash on hand, cash items in the process of collection and amounts due from banks and other financial institutions. All such amounts have an original maturity of three months or less at the time of purchase. Cash and cash equivalents also include reserve deposits which consist mainly of deposits with the BOK, which is the central bank in the Republic of Korea.

Under the Bank of Korea Act, Korean banks are required to maintain certain minimum reserves on deposit with the BOK on an average balance basis for a certain period of time based on the average balance of deposits and certain other factors. There are similar reserve deposit requirements for foreign subsidiaries and branches engaged in banking businesses in foreign countries. As of December 31, 2003, 2004 and 2005, the reserve funds maintained by the Company, which were included in “Cash and cash equivalents” were 2,849,436 million Won, 2,004,037 million Won and 4,275,543 million Won, respectively.

Restricted cash

Restricted cash is cash upon which withdrawal restrictions are imposed primarily due to banking regulations and pledges for certain contracts. Restricted cash consists of funds deposited primarily for certain contracts such as derivatives, borrowings and severance benefits payments for employees.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Trading assets and liabilities, including derivatives

Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading positions are carried at fair value and recorded on a trade date basis. The Company recognizes changes in the fair value of trading positions as they occur in “Trading revenue, net.” Trading assets and liabilities also include derivatives and foreign exchange spot contracts used for trading purposes that do not qualify for hedge accounting, which the Company carries at fair value. The Company enters into these trading derivatives and foreign exchange spot contracts to meet the financing needs of its customers in the normal course of business. The Company also uses such trading derivative instruments in managing its own trading and asset-liability management exposures to fluctuations in interest rates and foreign exchange risks. The Company recognizes changes in the fair value of these trading derivatives and foreign exchange spot contracts as they occur in “Trading revenue, net.” The fair value of trading securities, derivative instruments and foreign exchange spot contracts is determined using quoted market prices, including quotes from dealers trading those securities or instruments, when available. If quoted market prices are not available, the fair value is determined based on pricing models, quoted prices of instruments with similar characteristics, discounted cash flows or the net asset value of the investee.

Transfer of financial assets

The Company records a transfer of financial assets as a sale when it surrenders control over those financial assets to the extent that consideration other than beneficial interests in the transferred asset is received in exchange. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. The Company considers control surrendered when all conditions prescribed by SFAS No. 140 are met. Those conditions focus on whether the transferred financial assets are isolated beyond the reach of the Company and its creditors, the constraints on the transferee or beneficial interest holders, and the Company’s rights and obligations to reacquire transferred financial assets. As appropriate, the Company obtains legal opinions supporting the conclusion that any transferred financial assets are isolated beyond the reach of the Company and its creditors.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Foreign currency translation

Foreign currency translation represents the effects of translating into Korean Won, the financial position and results of operations of entities located outside of Korea that have a functional currency other than the Korean Won, which is the Holding Company’s functional and reporting currency. Foreign currency translation is recorded as a component of “Accumulated other comprehensive income, net of tax” within stockholders’ equity. Assets and liabilities are translated into Korean Won at period-end exchange rates, and income and expense items are translated using average rates for the relevant periods.

Foreign currency transactions executed by domestic Korean entities are accounted for at the exchange rates prevailing on the related transactions dates. Assets and liabilities denominated in foreign currencies are recorded and reported in the accompanying consolidated balance sheets using the period-end exchange rates. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income except for gains and losses arising from the translation of available-for-sale securities, which are recorded as a component of “Accumulated other comprehensive income, net of tax.”

Derivatives designated as hedges

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

Derivatives designated as hedges must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument at inception, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively.

Derivatives designated for hedging relationships are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in current operations. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the consolidated income statement when the cash flow from the hedged item is realized. The ineffective portion of cash flow hedge is immediately recognized in current operations.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer an effective hedge; the derivative expires or is sold, terminated or exercised; or the hedge designation is removed. In these circumstances, the derivative will continue to be recorded on the balance sheet at its fair value with changes in fair value included in current earnings. For a discontinued fair value hedge, the previously hedged item is no longer adjusted for changes in fair value.

The majority of the Company’s derivatives do not qualify as hedges pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133,” by

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and by SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (collectively “SFAS No. 133”) and despite being effective economic hedges, changes in these derivatives are included in “Trading revenue, net,” except for certain derivatives which qualify as fair value hedges under the short-cut method. The short-cut method assumes no ineffectiveness in a hedging relationship involving an interest rate swap and an interest-bearing asset or liability. The changes in the fair value of the derivatives and the changes in the fair value of the hedged item attributable to the risk being hedged will be completely offset at the hedge’s inception and on an on-going basis. Under the short-cut method, among other requirements, the critical terms of the derivative instrument and the hedged item should be initially the same and subsequently stay the same throughout the hedge’s life and such needs to be documented to support the ongoing application of hedge accounting.

Available-for-sale securities

Securities not classified as held-to-maturity or trading are designated as securities available for sale. Premiums and discounts for debt securities are amortized or accreted, respectively, using the effective interest rate method. Realized gains and losses on the sales of securities are determined using the specific identification method for debt securities and the moving average method for equity securities and are included in “Investment securities gain (loss), net.” Available-for-sale securities are reported at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “Accumulated other comprehensive income, net of tax.” The declines in the fair value of individual available-for-sale securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value. Factors considered in determining whether such declines in value are other-than-temporary include the length of time and the extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, the Company’s intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and the state of the Korean economy (domestic securities only). The related write-downs are included in current operations as “Investment securities gain (loss), net.”

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

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

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

The Company ceases the accrual of interest when principal or interest payments become one day past due. Any unpaid interest previously accrued on such loans is generally reversed against current year interest income. Cash receipts on non-accrual loans, for which the ultimate collectibility is uncertain, are applied as principal reductions, otherwise payments are applied first to the delinquent interest, normal interest, and then to the loan balance until it is paid in full. However, the Company continues to accrue interest on past due loans that are fully secured by deposits or on which there are financial guarantees from the Korean government or certain financial institutions. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current unless the Company believes that collection of the principal and related interest is doubtful.

Securities received by the Company involving loans that are restructured or settled are recorded at the fair value of the security at the date of restructuring or settlement. If available, quoted market prices are used to determine the fair value of the acquired securities. If quoted market prices are not available for the securities, the discounted expected cash flow method is used by using a market interest rate commensurate with the credit quality and duration of the investment. Alternatively, a pricing model or comparison to comparable securities may be used to determine an appropriate fair value. Any difference between the security’s fair value and the net carrying amount of the loan is recorded as a direct charge-off or recovery, as appropriate, on the loan through the allowance for loan losses.

The Company provides equipment financing to its customers. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased property less unearned income, which is recognized using the effective interest method.

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

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

A commercial loan is considered impaired when, after consideration of current information and events, it is probable that the Company will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan. The Company considers the following types of loans to be impaired:

•	Loans classified as “substandard” or below according to asset classification guidelines of the FSC;

•	Loans that are 30 days or more past due;

•	Loans to companies that have received a warning from the Korean Federation of Banks indicating that companies have exhibited difficulties in making timely payments of principal and interest; and

•	Loans that are “troubled debt restructurings” under U.S. GAAP.

Once a loan is identified as impaired, management measures the loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If the resulting value is less than the book value of the loan, a specific allowance is established. Any amounts deemed uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Impairment criteria are applied to the loan portfolio, exclusive of smaller balance homogeneous loans such as consumer loans and credit card loans, which are evaluated collectively for impairment.

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

For loans extended as a result of in-lieu payments made by the Company due to guarantee obligations, the Company records the loan at face value as of the payment date and records an increase to the allowance for loan losses and a decrease in the allowance for credit-related commitments based on the excess of the face value over the fair value of the loan. For repurchased loans subject to repurchase obligations, the Company records the loan at its fair value on the repurchase date. The excess of the repurchase price over the fair value, if any, is set off against the allowance for repurchase obligations. Such fair value is determined based on the discounted cash flow method.

Allowance for credit-related commitments and repurchase obligations

The allowance for credit-related commitments is maintained at a level believed by management to be sufficient to absorb estimated probable losses inherent in the off-balance sheet commitments which includes guarantees, commercial letters of credit, unused lines of credit and commitments to extend credit (see Note 36). The Company analyzes its off-balance sheet commitments for possible losses associated with such commitments. The Company reviews the ability of the counterparty of the underlying credit commitment to perform under the commitment. If it is determined that a loss is probable and estimable, the Company records a liability for other credit exposures in a similar manner as if a loan was granted under the terms of the commitment. The allowance for credit-related commitments is reflected in “Other liabilities.”

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The allowance for repurchase obligations is also maintained at a level believed by management to be sufficient to absorb estimated probable losses, estimated to be the difference between the future repurchase price and the fair value of the repurchased loan. The allowance for repurchase obligations is included in “Other liabilities.”

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

Assets held for sale

Certain assets of a component to be disposed of are classified as held for sale in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” These assets are carried at the lower of aggregate cost or market value; accordingly, a loss is recognized for any initial or subsequent write-down to fair value less estimated selling costs.

Assets acquired through a loan foreclosure are initially recorded at fair value, less estimated selling costs, at the date of acquisition and are classified as held for sale. After acquisition, such assets are carried at the lower of their carrying amounts or fair values as determined by their estimated public auction price, net of selling costs.

Loans are designated as held for sale when the Company has a positive intent to sell the loans. Loans held for sale include mortgage loans and are carried at the lower of aggregate cost or market value. Loans held for sale are included in “Assets held for sale.”

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

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

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

The estimated useful lives of premises and equipment are as follows:

Buildings	20 ~ 50 years
Equipment and furniture	4 ~ 8 years
Leasehold improvements	5 years
Capitalized leases	5 years

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

If the Company has decided to sell a specifically identified available-for-sale security whose fair value is less than its cost basis and the Company does not expect the fair value to recover prior to the expected time of the sale, a write-down for other-than-temporary impairment is recognized in earnings in the period in which the decision to sell is made.

Trust fees and compensation to the trust accounts

The Company receives fees for its management of trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Company also is entitled to receive performance-based fees for certain trust accounts. These performance-based fees are recognized at the end of the performance period.

In addition, the Company is liable to compensate trust account holders for losses incurred in certain trust accounts subject to minimum return and principal, or principal guarantees. Accounts of such trusts are consolidated in the accompanying consolidated financial statements. The Company recognizes revenues and expenses related to these trusts on an accrual basis when the related interest income is earned and the interest expense is due to the account holders.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Stock-based compensation

The Company accounts for its employee stock-based compensation plans in accordance with SFAS No. 123, “Stock-Based Compensation.” For stock compensation awards that call for settlement by issuing common stock, compensation expense is calculated using the fair value method based on the Black-Scholes option pricing model, and is charged to salary expense in the consolidated income statements and credited to APIC in the consolidated balance sheets over the vesting period. For stock compensation awards that call for settlement by cash, compensation expense is calculated using the intrinsic method based on the current stock price, and is charged to salary expense in the consolidated income statements and recorded as accrued expense in the consolidated balance sheets over the vesting period. Compensation expense is recognized over the vesting period in which an employee performs the service related to the stock compensation awards.

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

With respect to net operating loss (“NOL”) carryforwards and differences between the assigned values and the tax bases of the assets and liabilities in entities acquired by KDIC, the utilization of pre-acquisition NOL carryforwards and deductible temporary differences (by eliminating valuation allowance) results in the reduction of the deficit equity recorded at the time of acquisition.

Other comprehensive income, net of tax

“Other comprehensive income, net of tax” primarily consists of unrealized gains and losses, on an after-tax basis, related to available-for-sale securities and foreign currency translation adjustments. Gains and losses on available-for-sale securities are reclassified and included in “Net income” as the gains or losses are realized upon sale of the securities. Unrealized losses on available-for-sale securities are also reclassified to “Net income” when deemed to be other-than-temporary. Unrealized gains or losses on foreign currency translation adjustments are reclassified to “Net income” upon the sale or liquidation of foreign operations.

Earnings per share

Basic earnings per share (“EPS”) is computed by dividing the net income applicable to common shares by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and has been computed after giving consideration to the weighted average dilutive effect of the Company’s common stock warrants, stock compensation awards and convertible bonds.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Translation of Korean Won statements to United States dollar statements

The Company operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar,” “US$”) amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in U.S. dollars at the rate of 1,010.00 Won to US$1.00, the noon buying exchange rate in effect on December 30, 2005 as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. dollars should not be construed as representations that the Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Accounting changes

On July 1, 2005, the Company adopted SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29.” SFAS No. 153 amends the APB Opinion No. 29 exception to fair value measurement for nonmonetary exchanges to apply only to those exchanges which lack commercial substance, as defined in the standard. The adoption of the Statement did not have a material impact on the Company’s financial position, operating results or cash flows.

On January 1, 2005, the Company adopted EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock if the Investor Has the Ability to Exercise Significant Influence over the Operating and Financial Policies of the Investee.” EITF Issue No. 02-14 requires the use of the equity method of accounting for investments that are in-substance common stock when the investor has the ability to exercise significant influence over the investee. The adoption of this guidance did not have a material impact on the Company’s financial position, operating results or cash flows.

On January 1, 2005, the Company adopted Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an initial investment in loans or debt securities acquired in a transfer if those differences relate, at least in part, to a deterioration of credit quality. It includes such loans acquired in purchase business combinations but does not apply to loans originated by the entity. SOP 03-3 prohibits companies from carrying over valuation allowances in the initial accounting for such loans and limits the yield that may be accreted to the excess of the estimate of undiscounted expected cash flows over the initial investment in the loan. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment. The application of SOP 03-3 did not have a significant impact on the Company’s financial position, results of operations or cash flows.

2. Recent Accounting Pronouncements

FASB Statement (SFAS) No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” SFAS No. 156 requires that an entity separately recognize a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations. Such servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable. SFAS No. 156 also allows an entity to choose one of two methods when subsequently measuring its servicing assets and servicing liabilities: (1) the amortization method or (2) the fair value

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

measurement method. The amortization method existed under SFAS No. 140 and remains unchanged in (1) allowing entities to amortize their servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and (2) requiring the assessment of those servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date. The fair value measurement method allows entities to measure their servicing assets or servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period the change occurs. The Statement is effective for fiscal years beginning after September 15, 2006. The adoption of this Statement is not expected to have a material impact on the Company’s financial position, operating results or cash flows.

FASB Statement (SFAS) No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140,” that permits fair value remeasurement of certain hybrid financial instruments, clarifies the scope of SFAS No. 133 regarding interest-only and principal-only strips, and provides further guidance on certain issues regarding beneficial interests in securitized financial assets, concentrations of credit risk and qualifying special purpose entities. SFAS No. 155 is effective for all instruments acquired or issued as of the first fiscal year beginning after September 15, 2006 and may be applied to certain other financial instruments held prior to the adoption date. Earlier adoption is permitted as of the beginning of an entity’s fiscal year providing the entity has not yet issued financial statements. The Company does not expect the adoption of SFAS No. 155 to have a material impact on the Company’s financial position, operating results or cash flows.

FASB Staff Position (FSP) Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”

In March 2004, the EITF issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue No. 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments in debt and equity securities. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1,” which deferred the effective date of the recognition and measurement provisions of the consensus until further guidance is issued.

In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” revising the recognition and measurement provisions of EITF Issue No. 03-1. This FSP clarified and reaffirmed existing guidance as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Certain disclosures about unrealized losses on available-for-sale debt and equity securities that have not been recognized as other-than-temporary impairments are required under this FSP. The FSP is effective for fiscal years beginning after December 15, 2005. The adoption of this FSP did not have a significant impact on the Company’s financial position, operating results or cash flows.

The disclosures required by EITF Issue No. 03-1 are included in Notes 9 and 10.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.”

In June 2005, the EITF of the FASB issued EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” EITF Issue No. 04-5 provides that the general partner(s) is presumed to control the limited partnership, unless the limited partners possess either substantive participating rights or the substantive ability to dissolve the limited partnership or otherwise remove the general partner(s) without cause (“kick-out rights”). Kick-out rights are substantive if they can be exercised by a simple majority of the limited partners voting interests. The guidance applies to general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified after June 29, 2005, and to general partners in all other limited partnerships no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The adoption of this guidance did not have a material impact on the Company’s financial position, operating results or cash flows.

FASB Statement (SFAS) No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 generally requires retrospective application to prior periods’ financial statements of all voluntary changes in accounting principle and changes required when a new pronouncement does not include specific transition provisions. This Statement applied to the Company beginning January 1, 2006 and did not have a material impact on the Company’s financial position, operating results or cash flows.

FASB Statement (SFAS) No. 123 (Revised 2004), “Share-Based Payment” and Staff Accounting Bulletin No. 107, “Share-Based Payment”

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires compensation cost related to share-based payments to employees to be recognized in the financial statements based on their fair value. In April 2005, the SEC issued a rule which delayed the required effective date to the beginning of an entity’s fiscal year which begins after June 15, 2005. Accordingly, the Company adopted SFAS 123R effective January 1, 2006, using the modified prospective method of transition. This method requires the provisions of SFAS 123R be applied to new awards and awards modified, repurchased or cancelled after the effective date. Additionally, compensation expense attributable to any unvested awards outstanding at the date of adoption must be recognized over the remaining requisite service period. In November, 2005, the FASB issued FSP No. FAS 123R-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” This FSP provides a transition election for calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R which may be made up to one year from the initial adoption of SFAS 123R. The adoption of SFAS 123R did not have a significant impact on the Company’s financial position, operating results or cash flows.

On March 29, 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB No. 107”) which provides guidance on several technical issues regarding the required adoption of SFAS No. 123R.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The Company has adopted SAB No. 107 on January 1, 2006 in conjunction with the adoption of SFAS No. 123R. Compliance with SAB No. 107 did not have a material impact upon the Company’s financial position, operating results or cash flows.

3. Business Developments and Subsequent Events

Merger of Woori America Bank and Panasia Bank, N.A.

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

The purchase price and transaction costs were funded from a cash capital contribution of 17,967 million Won by Woori Bank and Woori America Bank’s available liquidity. The assets acquired and liabilities assumed from Panasia were recorded on Woori America Bank’s balance sheet at management’s best estimate of their fair values at September 11, 2003. The excess of the total merger consideration of 41,324 million Won in cash over the fair value of tangible and intangible assets of 244,131 million Won, less the liabilities assumed of 227,378 million Won, amounted to 24,571 million Won, which was recorded as goodwill. Panasia was established in 1993 as the first Asian-American owned lender in the United States and was one of the largest banks specializing in service to the Korean-American community in the eastern United States. The merger enabled Woori America Bank to expand its presence in such community.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Korean Won (in millions)
Cash and cash equivalents	14,371
Available-for-sale securities	99,359
Loans, net of allowance for loan losses	120,696
Premises and equipment, net	2,272
Accrued interest receivable	1,687
Core deposit intangible assets	3,526
Other assets	2,220
Goodwill	24,571

Total assets	268,702

Deposits	226,821
Accrued interest payable	557

Total liabilities	227,378

Purchase price	41,324

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Merger of Woori Bank and Woori Credit Card Co., Ltd.

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

Acquisition of minority interest of Woori Securities Co., Ltd.

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

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

extraordinary gain for the year ended December 31, 2004, which was the excess of the fair value of the net assets acquired over the purchase consideration after allocation to premises and equipment, brokerage customer relationship and other intangible assets.

On January 20, 2005, Woori Securities Co., Ltd. purchased 14,000,000 shares of its common stock from the Holding Company for 11,000 Won per share and retired those purchased common stock.

Investments in LG Investment & Securities Co., Ltd.

On October 26 and December 24, 2004, the Holding Company acquired 7,000,000 shares and 25,877,487 shares of LG Investment & Securities Co., Ltd.’s common stock for 54,980 million Won and 297,591 million Won, respectively. As a result, the Company owned 27.25% of the voting rights of LG Investment & Securities Co., Ltd. and was able to exercise significant influence over the operations and financial policies of the investee as of December 31, 2004. The Company’s investments in LG Investment & Securities Co., Ltd. have been accounted for using the equity method from the date of the acquisition, December 24, 2004. LG Investment & Securities Co., Ltd. was a leading securities brokerage company in the Republic of Korea established in 1969. The aggregate fair value of LG Investment & Securities Co., Ltd.’s net assets at the acquisition date was 1,618,821 million Won, of which the Company acquired share of 27.25% amounting to 441,052 million Won.

Merger of LG Investment & Securities Co., Ltd. and Woori Securities Co., Ltd.

On March 31, 2005, LG Investment & Securities Co., Ltd. acquired and assumed substantially all of the assets and liabilities of Woori Securities Co., Ltd. by exchanging one common share of Woori Securities Co., Ltd. into 0.654 share of LG Investment & Securities Co., Ltd. Upon the consummation of the merger, the combined entity changed its name to “Woori Investment & Securities Co., Ltd.” As a result of the merger and additional acquisition of 1,050,000 shares of common stock of Woori Investment & Securities Co., Ltd. through over-the-counter trading in the market on April 12, 2005, the Holding Company owned 35.09% of the voting rights of Woori Investment & Securities Co., Ltd. as of December 31, 2005. The merger was carried out as a part of the Company’s strategic plan to strengthen its securities brokerage service. The Company accounts for the investments in Woori Investments & Securities Co., Ltd. under the equity method.

Acquisition of LG Investment Trust Management Co., Ltd. and joint venture agreement with Credit Suisse Group

On May 6, 2005, the Holding Company acquired 5,400,000 shares of LG Investment Trust Management Co., Ltd.’s common stock from Woori Investment & Securities Co., Ltd., an equity method investee of the Company, for 72,948 million Won. As a result of the acquisition, the Holding Company obtained control over LG Investment Trust Management Co., Ltd. owning 90.00% of the voting rights. LG Investment Trust Management Co., Ltd. was established in 1988 to provide investment trust management service in Korea. On May 31, 2005, LG Investment Trust Management Co., Ltd. merged with Woori Investment Trust Management Co., Ltd., a subsidiary wholly owned by the Holding Company, and changed its name to “Woori Asset Management Co., Ltd.” Woori Asset Management Co., Ltd. newly issued 3,810,000 common shares to the Holding Company in exchange for the Holding Company’s interest in Woori Investment Trust Management Co., Ltd. which resulted in the acquisition on additional 2.11% interest in Woori Asset Management Co., Ltd. by the Holding Company. Upon consummation of the merger, and acquisition and retirement of 300,000 shares of minority interest of Woori Asset Management Co., Ltd., the Holding Company owned 96.85% of the voting rights of Woori Asset Management Co., Ltd.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The Holding Company recorded the basis of its investment in Woori Asset Management Co., Ltd. at 105,699 million Won, which was the sum of 72,948 million Won of cash paid to Woori Investment & Securities Co., Ltd. for the 90.00% interest in LG Investment Trust Management Co., Ltd., 1,072 million Won of fair value of additionally acquired 2.11% interest in Woori Asset Management Co., Ltd. and the book value of residual interest in Woori Investment Trust Management Co., Ltd. amounting to 31,679 million Won. As a result of the transaction, the Holding Company recognized 40 million Won of gain. The excess of the Holding Company’s basis of its investment in Woori Asset Management Co., Ltd. over the net asset value of Woori Asset Management Co., Ltd. amounted to 24,790 million Won and was recorded as “Goodwill.”

On July 18, 2005, Woori Asset Management Co., Ltd. purchased and subsequently retired its residual minority interest, which totaled to 300,000 shares of common stock, for 4,029 million Won. As a result, the Holding Company became the sole owner of Woori Asset Management Co., Ltd. In connection with the purchase and retirement of minority interest, the Company recorded 1,406 million Won of “Goodwill.”

On September 5, 2005, Woori Asset Management Co., Ltd. purchased 2,548,000 shares of its common stock from the Holding Company for 8,610 Won per share and retired those purchased common stock. Upon the completion of the common stock retirement, number of common shares issued by Woori Asset Management Co., Ltd. decreased from 9,210,000 shares to 6,662,000 shares, all of which was owned by the Holding Company as of December 31, 2005.

On April 11, 2006, Woori Asset Management Co., Ltd. and Credit Suisse Asset Management International Holdings, a wholly-owned subsidiary of Credit Suisse Group, entered into a joint venture agreement. According to the agreement, 30.00% of the Holding Company’s stake in Woori Asset Management Co., Ltd. will be transferred to Credit Suisse Asset Management International Holdings. After the transfer, Woori Asset Management Co., Ltd. will be renamed “Woori Credit Suisse Asset Management Co., Ltd.” The agreement also includes involvement of Credit Suisse Asset Management International Holdings in management of Woori Credit Suisse Asset Management Co., Ltd. by participating in the board of directors.

Retirement of limited partnership interest and liquidation of Woori First Private Equity, L.P.

On September 29, 2005, Woori First Private Equity, L.P., a limited partnership of which Woori Bank was the general partner, purchased from Merrill Lynch IBK Positions Inc. a part of the limited partnership interest for 26,331 million Won and retired it. Through the purchase and retirement, Woori Bank’s stake in Woori First Private Equity, L.P. increased from 52.38% to 98.71%. The excess of the total consideration of 26,331 million Won over 46.33% of the fair value of net assets amounting to 24,281 million Won as of the transaction date was recorded as goodwill by Woori Bank. However, 2,050 million Won of goodwill then recorded was considered impaired as of December 31, 2005, and an impairment loss equal to the carrying amount of the goodwill was recognized. Woori First Private Equity, L.P. was included in the consolidated financial statements of the Company until its liquidation on March 31, 2006.

Establishment of Woori Private Equity Co., Ltd.

On October 24, 2005, the Holding Company incorporated Woori Private Equity Co., Ltd. with initial paid-in capital amounting to 10,000 million Won for the purpose of specializing in investments in various foreign and domestic private equity funds. Woori Private Equity Co., Ltd. was included in the consolidated financial statements of the Company from the date of its establishment.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Acquisition of minority interest of Woori Capital Advisors Asset Management Co., Ltd. and joint venture agreement with Shinsei Bank

On October 28, 2005, Woori F&I Co., Ltd. purchased from Lehman Brothers Luxembourg Investments Sarl, an affiliate of Lehman Brothers Holdings Inc. (“Lehman”), the minority interest in Woori Capital Advisors Asset Management Co., Ltd. for 3,868 million Won in cash. Through the purchase, Woori F&I Co., Ltd.’s stake in Woori Capital Advisors Asset Management Co., Ltd. increased from 51.00% to 100.00%.

On February 3, 2006, Woori F&I Co., Ltd. entered into a joint venture agreement with CRT9 Ltd., a subsidiary of Shinseigin Finance Co., Ltd., which in turn is a direct subsidiary of Shinsei Bank of Japan. Pursuant to the agreement, Woori F&I Co., Ltd. transferred 49.00% of its 100.00% interest in Woori Capital Advisors Asset Management Co., Ltd. to CRT9 Ltd. On February 23, 2006, Woori Capital Advisors Asset Management Co., Ltd. was renamed “Woori SB Asset Management Co., Ltd.”

Merger of Woori America Bank and South Coast Commercial Bank

On December 5, 2005, South Coast Commercial Bank (“South Coast”), a wholly owned subsidiary of FCB Bancorp, was merged into Woori America Bank. The merger consideration was 3,040 million Won (US$ 3 million). The results of South Coast’s operation have been included in the consolidated financial statements since December 5, 2005.

The purchase price and transaction costs were funded from Woori America Bank’s available funding sources. The assets acquired and liabilities assumed from South Coast were recorded on Woori America Bank’s balance sheet at management’s best estimate of their fair values at December 5, 2005. The excess of the total merger consideration of 3,040 million Won in cash over the fair value of tangible assets of 2,534 million Won, less the liabilities assumed of 507 million Won, amounted to 1,013 million Won, which was recorded as goodwill. South Coast was established in 1978 and provided commercial banking service in the western United States. The merger enabled Woori America Bank to expand its presence in such region.

4. Transfers of Financial Assets

In fiscal years 1997, 1998 and 1999, the Company sold certain non-performing loans to the Korea Asset Management Corporation (“KAMCO”). The sales agreements allowed KAMCO to require the Company to repurchase certain loans. Such loans amounted to 357,824 million Won, 44,012 million Won and 17,050 million Won as of December 31, 2003, 2004 and 2005, respectively. As of December 31, 2003, 2004 and 2005, the Company has recorded a liability of 134,753 million Won, 21,843 million Won and 5,685 million Won, respectively, representing its estimated recourse obligation under the sales agreements.

KAMCO is an entity owned by the Korean government and was established to purchase, manage and dispose of non-performing assets in the Korean financial sector. Its purpose is to minimize restructuring costs within the Korean financial sector, maximize the recovery of non-performing assets and restore soundness to the Korean financial sector. Sales to KAMCO have been recorded as “true sales” based on the following criteria of SFAS No. 140: (1) the sold loans have been isolated from the Company, (2) KAMCO has the right to pledge or exchange the loans and (3) the Company does not maintain effective control over the loans.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

5. Restricted Cash

The following table presents the restricted cash as of December 31:

	Korean Won (in millions)
	2003	2004	2005
Deposits with Korea Securities Finance Corporation	123,500	152,200	—
Deposits for severance payments	127,967	185,720	231,800
Deposits related to derivatives contracts	93,270	23,142	136,581
Deposits for guarantee of payment for secured borrowings	15,449	26,130	2,508
Other	12,661	677	4,778

Total restricted cash	372,847	387,869	375,667

In accordance with the Securities and Exchange Act of Korea and the Futures Trading Act of Korea, customers were required to deposit certain amounts with Woori Securities Co., Ltd. (merged with LG Investment & Securities Co., Ltd. and was renamed Woori Securities & Investment Co., Ltd. in 2005, see Note 3) for securities and futures trading or other transactions which were required to be held in a segregated client account at the Korea Securities Finance Corporation. As of December 31, 2005, there were no such deposits outstanding.

The deposits for severance payments are placed with group severance benefit insurance plans at four Korean insurance companies. The deposits related to derivatives contracts are generally restricted until the related derivatives contracts expire. Also, the Company made deposits as collateral for senior collateralized loan obligations.

6. Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following as of December 31:

	Korean Won (in millions)
	2003	2004	2005
Call loans	967,175	1,387,998	1,364,283
Securities purchased under resale arrangements	159,813	111,043	61,361

Total	1,126,988	1,499,041	1,425,644

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

7. Trading Assets and Liabilities

The following table presents trading assets and liabilities as of December 31:

	Korean Won (in millions)
	2003	2004	2005
Trading assets:
Debt securities
Korean treasury and government agencies	1,822,676	3,521,429	1,726,330
Corporate	920,339	992,687	1,431,830
Financial institutions	501,496	750,354	528,580
Equity securities	271,191	211,463	293,323
Beneficiary certificates	306,455	93,376	93,824

Total debt and equity instruments	3,822,157	5,569,309	4,073,887

Foreign exchange spot contracts	1,299	2,724	13,129
Derivative instruments
Exchange rate derivatives	217,511	1,227,462	609,127
Interest rate derivatives	222,934	167,733	119,770
Credit derivatives	996	283	258
Equity derivatives	25,917	21,870	73,031

Total derivative instruments and foreign exchange spot contracts	468,657	1,420,072	815,315

Total trading assets	4,290,814	6,989,381	4,889,202

Trading liabilities:
Foreign exchange spot contracts	2,389	4,180	12,958
Derivative instruments
Exchange rate derivatives	270,640	1,235,846	535,151
Interest rate derivatives	178,034	168,720	189,497
Credit derivatives	11,479	787	117
Equity derivatives	10,532	218,555	601,500

Total trading liabilities	473,074	1,628,088	1,339,223

8. Trading Revenue, Net

The following table presents net trading related revenue for the years ended December 31:

	Korean Won (in millions)
	2003	2004	2005
Debt securities	(45,532)	107,069	(44,582)
Equity securities	(6,826)	11,048	121,978
Beneficiary certificates	9,391	6,151	10,458
Foreign exchange spot contracts	221,200	234,914	18,929
Derivative instruments	(66,869)	76,625	149,516

Total net trading related revenue	111,364	435,807	256,299

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

For the years ended December 31, 2003 and 2005, net unrealized holding losses on trading securities of 128,416 million Won and 3,873 million Won, respectively, were included in “Trading revenue, net” and for the year ended December 31, 2004, net unrealized holding gains on trading securities of 45,586 million Won were included in “Trading revenue, net.”

9. Securities

As of December 31, 2003, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	6,592,255	44,485	(18,766)	6,617,974
Corporate	2,696,710	73,430	(13,324)	2,756,816
Financial institutions	2,233,925	17,460	(3,662)	2,247,723
Foreign governments	41,067	529	(10)	41,586
Mortgage-backed securities	72,360	483	(675)	72,168
Equity securities	192,317	96,117	(7,875)	280,559
Beneficiary certificates	384,142	7,756	(835)	391,063

Total available-for-sale securities	12,212,776	240,260	(45,147)	12,407,889

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	8,466,078	342,814	(5,810)	8,803,082
Corporate	490,269	2,250	(626)	491,893
Financial institutions	805,619	3,981	(1,738)	807,862
Foreign governments	39,567	937	(51)	40,453

Total held-to-maturity securities	9,801,533	349,982	(8,225)	10,143,290

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

As of December 31, 2004, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	6,308,450	56,594	(7,135)	6,357,909
Corporate	3,307,604	76,891	(2,484)	3,382,011
Financial institutions	1,975,547	12,865	(142)	1,988,270
Foreign governments	48,181	227	—	48,408
Mortgage-backed securities	67,130	362	(6)	67,486
Equity securities	199,075	203,927	(1,533)	401,469
Beneficiary certificates	58,334	2,827	(4,321)	56,840

Total available-for-sale securities	11,964,321	353,693	(15,621)	12,302,393

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	7,567,195	317,931	(32)	7,885,094
Corporate	213,762	33,477	—	247,239
Financial institutions	560,825	6,263	(30)	567,058
Foreign governments	44,978	—	—	44,978
Mortgage-backed securities	19,500	32	—	19,532

Total held-to-maturity securities	8,406,260	357,703	(62)	8,763,901

As of December 31, 2005, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	11,107,526	15,040	(17,890)	11,104,676
Corporate	3,570,754	44,873	(30,732)	3,584,895
Financial institutions	2,448,963	8,786	(4,372)	2,453,377
Foreign governments	49,004	16	(60)	48,960
Mortgage-backed securities	91,903	95	(188)	91,810
Equity securities	190,781	449,505	(472)	639,814
Beneficiary certificates	358,328	6,111	—	364,439

Total available-for-sale securities	17,817,259	524,426	(53,714)	18,287,971

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	8,187,647	31,426	(59,723)	8,159,350
Corporate	72,943	9,378	(85)	82,236
Financial institutions	1,274,544	813	(6,682)	1,268,675
Foreign governments	54,887	1,025	—	55,912
Mortgage-backed securities	47,783	—	(261)	47,522

Total held-to-maturity securities	9,637,804	42,642	(66,751)	9,613,695

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The BOK, the Korea Development Bank (“KDB”), and KAMCO are financial institutions owned and controlled by the Korean government. Monetary Stabilization Bonds were issued by the BOK and included in Korean treasury and government agencies, and Industrial Financial Debentures were issued by KDB and were included in financial institutions. Non-Performing Assets (“NPA”) Management Fund Bonds, issued by KAMCO were included in Korean treasury and government agencies. Monetary Stabilization Bonds, Industrial Financial Debentures and NPA Management Fund Bonds as of December 31, 2003, 2004 and 2005 are summarized below.

	Korean Won (in millions)
	2003		2004		2005
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Monetary Stabilization Bonds
Available-for-sale securities	2,699,407	2,527,254	2,773,416	2,801,727	6,979,809	6,970,591
Held-to-maturity securities	331,150	331,494	325,150	325,596	3,907,708	3,902,681

Total	3,030,557	2,858,748	3,098,566	3,127,323	10,887,517	10,873,272

Industrial Financial Debentures
Available-for-sale securities	383,864	388,042	312,117	314,192	502,157	500,883
Held-to-maturity securities	219,645	221,381	240,080	244,222	596,354	591,902

Total	603,509	609,423	552,197	558,414	1,098,511	1,092,785

NPA Management Fund Bonds
Available-for-sale securities	132,551	132,294	89,915	91,980	30,015	29,983
Held-to-maturity securities	10,583	10,522	29,852	30,954	49,888	49,301

Total	143,134	142,816	119,767	122,934	79,903	79,284

For the years ended December 31, 2003, 2004 and 2005, the Company recognized pre-tax impairment losses of 163,340 million Won, 116,866 million Won and 44,758 million Won, respectively, on available-for-sale securities and held-to-maturity securities, where decreases in values were deemed to be other-than-temporary. Any deterioration in the Korean economy or in the specific circumstances of the counterparty to the security, could adversely affect the fair value of these securities held by the Company.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The following table presents unrealized loss and fair value of available-for-sale and held-to-maturity securities at December 31, 2005 for which an impairment has not been recognized. These securities are segregated between investments that have been in a continuous unrealized loss position for less than twelve months and equal to or greater than twelve months.

	Korean Won (in millions)
	Unrealized loss position less than 12 months		Unrealized loss position equal to or greater than 12 months		Total
	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value
Available-for-sale:
Debt securities
Korean treasury and government agencies	(17,890)	6,042,848	—	—	(17,890)	6,042,848
Corporate	(30,732)	2,003,832	—	—	(30,732)	2,003,832
Financial institutions	(4,326)	1,418,418	(46)	9,793	(4,372)	1,428,211
Foreign governments	(60)	15,123	—	—	(60)	15,123
Mortgage-backed securities	(188)	58,634	—	—	(188)	58,634

Sub total	(53,196)	9,538,855	(46)	9,793	(53,242)	9,548,648

Equity securities	(472)	11,110	—	—	(472)	11,110

Total	(53,668)	9,549,965	(46)	9,793	(53,714)	9,559,758

Held-to-maturity:
Debt securities
Korean treasury and government agencies	(59,405)	5,442,148	(318)	9,880	(59,723)	5,452,028
Corporate	(85)	9,898	—	—	(85)	9,898
Financial institutions	(6,448)	1,121,964	(234)	19,766	(6,682)	1,141,730
Foreign governments	—	—	—	—	—	—
Mortgage-backed securities	(261)	43,210	—	—	(261)	43,210

Total	(66,199)	6,617,220	(552)	29,646	(66,751)	6,646,866

Management does not believe any individual unrealized loss as of December 31, 2005 represents an other-than-temporary impairment, having considered (1) the length of time a security has been below cost; (2) the extent to which fair value is less than its cost basis; (3) the financial condition and near term prospects of the issuer, including any specific events that may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the issuer or the discontinuance of a segment of the business that may affect the future earnings potential; and (4) the Company’s ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value (see Note 1). The majority of unrealized losses in the portfolio are attributable to changes in interest rates, not to the deterioration of the creditworthiness of the issuer and the Company has the ability to retain these securities until the anticipated recovery. The total number of security positions in the investment portfolio that were in an unrealized loss position at December 31, 2005 is 528 for available-for-sale securities and 541 for held-to-maturity securities.

For the years ended December 31, 2003, 2004 and 2005, proceeds from sales of available-for-sale securities amounted to 7,203,809 million Won, 2,151,575 million Won and 2,705,153 million Won, respectively. For the

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

years ended December 31, 2003, 2004 and 2005, the gross realized gains amounted to 155,103 million Won, 305,000 million Won and 240,653 million Won, respectively, and the gross realized losses amounted to 65,265 million Won, 71,608 million Won and 89,775 million Won, respectively.

The amortized cost and estimated fair value of the Company’s available-for-sale debt securities and held-to-maturity debt securities as of December 31, 2005 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Korean Won (in millions)
	Available-for-sale securities		Held-to-maturity securities
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	9,556,974	9,560,207	4,145,357	4,149,905
Due after one year through five years	7,353,349	7,334,551	5,413,012	5,380,287
Due after five years through ten years	195,998	192,688	75,121	79,187
Due after ten years	161,829	196,272	4,314	4,316

Total	17,268,150	17,283,718	9,637,804	9,613,695

As discussed in Note 1, certain Woori Subsidiaries issued common shares to KDIC in exchange for KDIC bonds. Woori Subsidiaries have also purchased additional KDIC bonds for trading purposes. The KDIC bonds have readily determinable market prices and their use by the Company is not restricted. The details of KDIC bonds as of December 31, 2003, 2004 and 2005 are summarized below:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
As of December 31, 2003:
Trading securities	305,947	268	(3,947)	302,268
Available-for-sale securities	2,081,199	32,885	(4,538)	2,109,546
Held-to-maturity securities	6,088,692	254,410	(195)	6,342,907

Total KDIC bonds	8,475,838	287,563	(8,680)	8,754,721

As of December 31, 2004:
Trading securities	210,087	6,866	(386)	216,567
Available-for-sale securities	2,049,396	9,654	(5,127)	2,053,923
Held-to-maturity securities	4,706,388	154,122	—	4,860,510

Total KDIC bonds	6,965,871	170,642	(5,513)	7,131,000

As of December 31, 2005:
Trading securities	190,317	137	(6,192)	184,262
Available-for-sale securities	1,823,154	13,683	(402)	1,836,435
Held-to-maturity securities	1,023,450	3,533	(15,921)	1,011,062

Total KDIC bonds	3,036,921	17,353	(22,515)	3,031,759

Gross unrealized gains and losses on trading securities are included in “Trading revenue, net.”

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Interest income from KDIC bonds for the years ended December 31, 2003, 2004 and 2005 was as follows:

	Korean Won (in millions)
	2003	2004	2005
Interest income:
Trading securities	26,531	14,581	11,154
Available-for-sale securities	105,176	109,845	78,811
Held-to-maturity securities	515,489	443,799	61,116

Total interest income	647,196	568,225	151,081

Carrying values of securities pledged in relation to repurchase agreements, borrowing transactions, margin for futures contracts and asset securitizations as of December 31, 2003, 2004, and 2005 were 7,647,113 million Won, 8,619,794 million Won and 7,807,190 million Won, respectively (see Note 36).

10. Other Investment Assets

The following table presents other investment assets as of December 31:

	Accounting method used	Korean Won (in millions)
		2003	2004	2005
Investments in affiliates	Equity method	152,543	511,091	750,975
Restricted stock	Cost method	241,327	292,191	328,931
Non-marketable equity securities	Cost method	388,646	324,098	303,339
Investments in limited partnerships	Cost method	10,230	10,800	14,023

Total other investment assets		792,746	1,138,180	1,397,268

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

The aggregate cost of the Company’s cost method investments totaled 646,293 million Won as of December 31, 2005. Investments with an aggregate cost of 252,475 million Won were not evaluated for

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

impairment because the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” and the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments. Of the remaining 393,818 million Won of investments, the Company estimated that the fair value exceeded the cost of investments with an aggregate cost of 387,159 million Won. The remaining 6,659 million Won of cost method investments were evaluated for impairment and the Company recorded impairment losses on these investments which the Company considered to be other-than-temporary.

For the years ended December 31, 2003, 2004 and 2005, the Company recognized pre-tax impairment losses of 46,030 million Won, 13,170 million Won and 10,520 million Won, respectively, on other investment assets, where decreases in values were deemed to be other-than-temporary. Any deterioration in the Korean economy or in specific situations of the counterparty to the investment, could adversely affect the fair value of these investment assets held by the Company.

11. Securitization of Loans and Variable Interest Entities

Securitization of loans

For the years ended December 31, 2003, 2004 and 2005, the Company securitized certain loans with an aggregate principal balance of 2,296,641 million Won, 646,617 million Won and 1,887,256 million Won, respectively, and retained certain interests in those loans. In connection with these transactions, the Company received 727,848 million Won, 313,918 million Won and 709,434 million Won for the years ended December 31, 2003, 2004 and 2005, respectively, as consideration and no gain or loss was recognized. The Company also received cash flows of 5,476 million Won, 1,279 million Won and 2,751 million Won for providing asset management services for the years ended December 31, 2003, 2004 and 2005, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of securitization during the years ended December 31, 2003, 2004 and 2005 were as follows:

	2003	2004	2005
Collection ratio	20.14 ~ 20.83%	41.51 ~ 63.55%	47.97 ~ 59.28%
Weighted average life	1.20 ~ 1.70 years	1.07 ~ 2.17 years	0.74 ~ 1.61 years
Weighted average discount rate	9.53 ~ 11.40%	8.71 ~ 9.72%	9.59 ~ 10.20%

The Company holds retained interests in securitized financial assets through investments in bonds issued by securitization vehicles and common shares of such vehicles. The investments in bonds are classified as held-to-maturity securities and the investments in common shares are accounted for using the equity method. The Company determines the fair value of the retained interests using the present value of future cash flows taking into consideration the priority of payments. The aggregate amounts of bonds and equity investments that the Company holds as retained interests in the assets securitized are 100,237 million Won and 43,164 million Won, 128,413 million Won and 70,091 million Won, and 133,362 million Won and 49,171 million Won as of December 31, 2003, 2004 and 2005, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

As of December 31, 2005, the key economic assumptions in subsequently measuring the fair value of aggregate retained interests in the assets securitized, which totaled 182,533 million Won, and the sensitivity of the current fair value of residual cash flows to 10% and 20% adverse changes in those assumptions are summarized as follows:

		Korean Won (in millions)
	Key assumptions	10%	20%
Adverse change in collection ratio	13.80 ~ 83.90%	(16,808)	(33,620)
Adverse change in weighted average life	0.47 ~ 1.04 years	(2,376)	(4,661)
Adverse change in weighted discount rate	8.43 ~ 10.41%	(2,103)	(4,124)

For the securitized assets in which the Company held retained interests, there were 40,850 million Won and 98,235 million Won of credit losses recognized prior to securitization in the years ended December 31, 2003 and 2005, respectively. There was no credit loss recognized prior to securitization in the year ended December 31, 2004. The amount of the net charge-offs recognized subsequent to securitization during the years ended December 31, 2003, 2004 and 2005 were 339,946 million Won, 553,363 million Won and 99,291 million Won, respectively. 2,688,181 million Won and 1,905,913 million Won of the principal balance of loans securitized and outstanding as of December 31, 2003 and 2004, respectively, originally consisted of non-performing loans and were all considered to be delinquent. Of 954,947 million Won of the principal balance of loans securitized and outstanding as of December 31, 2005, 915,846 million Won were considered to be delinquent.

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

Variable interest entities (VIEs)

The Company, in the ordinary course of its business, has involvements in SPEs for the purpose of securitizing non-performing assets, guaranteed trust accounts for the purpose of managing funds on behalf of its customers and investment equity funds for the purpose of efficient management of investments, for which the Company is the primary beneficiary (see Notes 39 and 41).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The following table represents the carrying amount of assets as of December 31, 2003, 2004 and 2005 held by VIEs which have been consolidated by the Company in accordance with the provisions of FIN No. 46R.

	Korean Won (in millions)
	2003 (1)	2004	2005
Loans, net of allowance for loan losses	773,144	678,702	583,549
Investments	1,250,707	1,941,439	4,175,168
Other assets	843,949	3,751,816	2,146,853

Total assets	2,867,800	6,371,957	6,905,570

(1)	VIEs created before February 1, 2003 and newly consolidated by the Company in 2004 were not included as of December 31, 2003.

The Company also, in the ordinary course of its business, has involvements in certain VIEs through various types of interests including investments in subordinated debts or limited partnerships, the right to receive fees for acting as an asset manager or a business trustee, and the right to receive fees for providing liquidity facilities. Management believes that these VIEs are not required to be consolidated because the Company is not considered to be the primary beneficiary. These VIEs are established to access funding from the commercial paper market or the corporate debt market by transferring assets to the VIEs, or for the purpose of efficient management of investments. The transactions with these entities are conducted at arm’s length. The Company records and reports these transactions in accordance with their substance similar to any other third party transactions.

The following table sets forth total assets and maximum exposure to loss associated with the Company’s variable interests in the unconsolidated VIEs for which it is not a primary beneficiary as of December 31, 2003, 2004 and 2005.

	Korean Won (in millions)
	2003		2004		2005
	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)
Retained interests in SPEs	757,748	113,203	652,758	198,504	727,854	182,533
Liquidity facilities to SPEs (2)	635,047	566,497	2,123,186	1,198,410	3,334,859	2,298,131
Asset management for SPEs (2)	2,159,228	—	2,321,811	—	1,790,995	—
Investments in SPEs (2)	12,261,763	606,070	9,481,755	863,950	11,346,167	1,558,564
Investments in other VIEs	9,429,219	365,478	5,286,358	85,108	5,642,681	383,960
Asset management for other VIEs	1,950,031	—	3,413,416	—	30,941,324	—

Total	27,193,036	1,651,248	23,279,284	2,345,972	53,783,879	4,423,188

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31, 2005.
(2)	Structured by third parties other than the Company.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

12. Loans

The composition of the loan portfolio as of December 31, 2003, 2004 and 2005 is summarized as follows:

	Korean Won (in millions)
	2003	2004	2005
Domestic
Commercial:
Commercial and industrial	40,641,718	42,444,792	47,232,142
Lease financing	221,822	132,312	75,481
Trade financing	6,921,751	7,073,303	7,171,550
Other commercial (1)	4,254,104	4,270,125	4,726,620
Consumer:
Mortgage	3,599,209	4,683,175	5,458,067
Other consumer (2)	26,758,025	27,618,771	34,906,153
Credit card	3,963,953	2,127,976	2,091,760

Subtotal	86,360,582	88,350,454	101,661,773

Foreign
Commercial:
Commercial and industrial	1,884,551	1,729,649	2,316,462
Trade financing	62,820	104,487	75,955
Consumer:
Other consumer	83,559	304,633	76,476

Subtotal	2,030,930	2,138,769	2,468,893

Gross loans	88,391,512	90,489,223	104,130,666
Deferred origination costs	55,581	35,557	31,055
Less: Unearned income	(26,465)	(13,991)	(6,702)
Less: Allowance for loan and lease losses	(2,833,675)	(1,805,593)	(1,524,536)

Total loans, net (3)(4)	85,586,953	88,705,196	102,630,483

(1)	Other commercial loans include commercial bills discounted, commercial loans with government funds and overdrafts.
(2)	Other consumer loans primarily consist of general household loans including personal overdrafts and loans with principal due at maturity.
(3)	The figures above do not include 26,015 million Won and 43,778 million Won of loans classified as loans held for sale at December 31, 2004 and 2005, respectively, which are included in assets held for sale. There were no such loans held for sale at the end of 2003.
(4)	Including pledged loans of 2,224,745 million Won, 459,458 million Won and 399,593 million Won as of December 31, 2003, 2004 and 2005, respectively (see Note 36).

Since March 2004, the Bank Subsidiaries have acted as mortgage loans originator institutions for Korea Housing Finance Corporation (“KHFC”). Under the Mortgage Loans Sales and Servicing Agreements entered into with KHFC, the Bank Subsidiaries originate mortgage loans, sell those loans to KHFC shortly after their origination, retain the servicing rights for the loans and receive servicing fees in return. KHFC was established on March 1, 2004 in accordance with Korea Housing Finance Corporation Act in order to raise national welfare and contribute to the development of the Korean economy by securitizing mortgage loans, providing housing finance credit guarantees and promoting a stable flow of housing finance on a long-term basis. The Bank Subsidiaries sold mortgage loans with an aggregate principal balance of 204,049 million Won and 417,812 million Won to KHFC

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

and recognized 349 million Won and 2,336 million Won of servicing fee income in the years ended December 31, 2004 and 2005, respectively. In relation to these transactions, the Company recorded assets held for sale as of December 31, 2004 and 2005, which consisted of mortgage loans amounting to 26,015 million Won and 43,778 million Won, respectively.

In addition to loans securitized as described in Note 11, the Company sold loans with an aggregate principal balance of 718,546 million Won, 1,193,150 million Won and 1,160,813 million Won in the years ended December 31, 2003, 2004 and 2005, respectively, including the mortgage loans sold as described above. The Company retained no interests in these loans sold. Gains and losses recognized in connection with these sales of loans and subsequently recognized in connection with settlement of loan sales in prior years are presented in Notes 27 and 28. There were no recourse obligations assumed by the Company for the sales of loans in the years ended December 31, 2003, 2004 and 2005.

In the year ended December 31, 2003, the Company received convertible debt securities and marketable equity securities having a fair value of 43,811 million Won and 95,273 million Won, respectively, through restructuring of 15 loans with an aggregate book value of 283,055 million Won. The Company recognized aggregate direct charge-offs of 143,971 million Won related to these transactions in 2003. In the year ended December 31, 2004, the Company received marketable equity securities having a fair value of 50,971 million Won through restructuring of 8 loans with an aggregate book value of 99,198 million Won. The Company recognized aggregate direct charge-offs of 48,227 million Won in relation to these transactions in 2004. In the year ended December 31, 2005, the Company received marketable equity securities having a fair value of 553 million Won through restructuring of 7 loans with an aggregate book value of 1,613 million Won. In 2005, the Company recognized aggregate direct charge-offs of 1,060 million Won with respect to these transactions.

The following table sets forth information about the Company’s impaired loans as of December 31, 2003, 2004 and 2005. Impaired loans are those of which the Company believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan.

	Korean Won (in millions)
	2003	2004	2005
Impaired loans with an allowance	2,791,449	2,330,892	2,073,823
Impaired loans without an allowance	595,213	244,951	114,966

Total impaired loans	3,386,662	2,575,843	2,188,789

Allowance for impaired loans	(1,090,668)	(764,300)	(571,073)
Average balance of impaired loans during the year	3,141,853	3,062,115	2,441,753
Interest income recognized on impaired loans during the year (1)(2)	113,895	172,363	127,546

(1)	Had the impaired loans performed in accordance with their original terms, additional interest income of 174,756 million Won, 92,811 million Won and 59,298 million Won would have been recorded in 2003, 2004 and 2005, respectively.
(2)	Of these amounts, 12,701 million Won, 16,653 million Won and 24,599 million Won as of December 31, 2003, 2004 and 2005, respectively, relate to troubled debt restructurings.

As of December 31, 2003, 2004 and 2005, the Company had non-accrual loans, including commercial, consumer and credit card loans, of 4,211,205 million Won, 2,973,139 million Won and 2,523,100 million Won, respectively. Had interest on these loans been accrued, such interest would have amounted to 469,991 million Won, 307,895 million Won and 210,924 million Won for 2003, 2004 and 2005, respectively. Interest income, which is recognized on a cash-basis, related to non-accrual loans for the years ended December 31, 2003, 2004 and 2005 was 235,724 million Won, 149,446 million Won and 109,419 million Won, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

As discussed in Note 1, economic conditions of the Republic of Korea may continue to have a negative effect on the debtors of the Company. The Company owns investment securities of, and has loans outstanding to, a number of Korean companies that have experienced financial difficulties. The ultimate collectibility of these amounts is subject to a number of factors, including the successful performance of the debtors under various restructuring plans in place or in process of negotiation and their ability to perform on loan and debt obligations given the status of the Korean economy and the potential adverse economic trends or other unfavorable developments. Consequently, it is reasonably possible that adjustments could be made to the reserves for impaired loans and to the carrying amount of investments in the near term in amounts that may be material to the Company’s consolidated financial statements.

The changes in the allowance for credit losses for the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

	Korean Won (in millions)
	Loans (1)	Credit-related commitments (2)	Repurchase obligations (2)(4)	Total
Allowance at January 1, 2003	3,770,356	527,341	368,605	4,666,302
Provisions for credit losses	2,312,716	201,335	66,893	2,580,944
Charge-offs on repurchased loans	—	—	(300,745)	(300,745)
Allowance relating to credit-related commitments transferred to loans	270,736	(270,736)	—	—
Allowance relating to acquisition of Panasia	3,335	—	—	3,335
Charge-offs (3)	(4,388,461)	—	—	(4,388,461)
Recoveries	846,788	—	—	846,788
Foreign exchange translation adjustment	18,205	(163)	—	18,042

Allowance at December 31, 2003	2,833,675	457,777	134,753	3,426,205

Provisions (reversal of provisions) for credit losses	651,654	42,768	(10,053)	684,369
Charge-offs on repurchased loans	—	—	(102,857)	(102,857)
Allowance relating to credit-related commitments transferred to loans	274,818	(274,818)	—	—
Charge-offs (3)	(2,258,012)	—	—	(2,258,012)
Recoveries	322,089	—	—	322,089
Foreign exchange translation adjustment	(18,631)	—	—	(18,631)

Allowance at December 31, 2004	1,805,593	225,727	21,843	2,053,163

Provisions (reversal of provisions) for credit losses	308,499	(38,917)	(12,165)	257,417
Charge-offs on repurchased loans	—	—	(3,993)	(3,993)
Allowance relating to credit-related commitments transferred to loans	58,360	(58,360)	—	—
Allowance relating to disposal of Woori Securities Co., Ltd.	(15,353)	—	—	(15,353)
Charge-offs (3)	(848,456)	—	—	(848,456)
Recoveries	222,129	—	—	222,129
Foreign exchange translation adjustment	(6,236)	—	—	(6,236)

Allowance at December 31, 2005	1,524,536	128,450	5,685	1,658,671

(1)	Loans held for sale are not subject to this reserve process.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(2)	The allowance for credit-related commitments and the allowance for repurchase obligations are included in “Other liabilities.”
(3)	When a loan is sold, the related allowance for loan losses is written off at the date of sale. Charge-offs include 1,652,560 million Won, 612,584 million Won and 276,419 million Won of allowance for loan losses written off relating to sale of loans in the year of 2003, 2004 and 2005, respectively.
(4)	When the transferor regains control over the transferred loans sold, the Company re-estimates the value of the repurchased loans based on the discounted cash flow method.

13. Direct Financing Leases

The Company originates direct financing leases on certain machinery, computers and various other equipment for customers in a variety of industries throughout Korea. Income attributable to the leases is initially recorded as unearned income and subsequently recognized as finance income using the effective interest method, over the term of the leases. Residual values are generally guaranteed by the lessee. The terms of the leases are generally from 3 to 7 years. The components of the net investment in direct financing leases as of December 31, 2003, 2004 and 2005, which are included in “Loans,” are summarized as follows:

	Korean Won (in millions)
	2003	2004	2005
Gross lease payments receivable	221,822	132,312	75,481
Unearned income	(26,465)	(13,991)	(6,702)

Total	195,357	118,321	68,779

The scheduled maturities of minimum lease payments as of December 31, 2005, expressed as a percentage of the total, were approximately as follows:

Within 12 months	19.63%
13 to 24 months	20.56%
25 to 36 months	56.07%
37 to 48 months	0.94%
After 48 months	2.80%

100.00%

14. Premises and Equipment, Net

Premises and equipment, net as of December 31, 2003, 2004 and 2005 were as follows:

	Korean Won (in millions)
	2003	2004	2005
Land	1,108,676	1,086,589	1,111,724
Building	909,701	900,379	924,833
Equipment and furniture	720,315	743,455	726,987
Leasehold improvements	116,943	148,649	172,231
Construction in progress	4,743	1,877	716
Capitalized leases	48,677	71,568	57,409

Total	2,909,055	2,952,517	2,993,900
Less: Accumulated depreciation	(758,160)	(843,237)	(934,124)

Premises and equipment, net	2,150,895	2,109,280	2,059,776

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Depreciation expense of premises and equipment for the years ended December 31, 2003, 2004 and 2005 was 187,796 million Won, 196,225 million Won and 169,989 million Won, respectively.

Capitalized leases are principally related to equipment leased for the Company’s data processing purposes. Accumulated depreciation on such capitalized leases as of December 31, 2003, 2004 and 2005 amounted to 14,637 million Won, 20,369 million Won and 34,403 million Won, respectively.

15. Goodwill and Other Intangible Assets

Goodwill and other intangible assets as of December 31, 2003, 2004 and 2005 consisted of the following:

	Korean Won (in millions)
	2003	2004	2005
Goodwill	24,571	21,412	47,989
Core deposit intangible assets, net of accumulated amortization of 792,051 million Won in 2003, 725,588 million Won in 2004 and 745,191 million Won in 2005	103,840	46,702	17,974
Capitalized software costs, net of accumulated amortization of 15,297 million Won in 2003, 37,018 million Won in 2004 and 75,384 million Won in 2005	63,781	159,337	134,964
Other, net of accumulated amortization of 82 million Won in 2003, 7,619 million Won in 2004 and 19,525 million Won in 2005	279	28,344	34,315

Total	192,471	255,795	235,242

The goodwill balances of 24,571 million Won, 21,412 million Won and 47,989 million Won as of December 31, 2003, 2004 and 2005, respectively, was related to the Woori Bank segment resulting from the acquisition of Panasia on September 11, 2003 and the acquisition of South Coast on December 5, 2005, and related to the other segment resulting from the acquisition of LG Investment Trust Management Co., Ltd. (see Note 3).

Changes in the goodwill balance during the years ended December 31, 2003, 2004 and 2005 were as follows:

	Korean Won (in millions)
	Woori Bank segment	Other segment	Total
Balance as of January 1, 2003	—	—	—
Goodwill recorded	24,571	—	24,571

Balance as of December 31, 2003	24,571	—	24,571

Foreign exchange translation adjustment	(3,159)	—	(3,159)

Balance as of December 31, 2004	21,412	—	21,412

Goodwill recorded	3,063	26,196	29,259
Goodwill impaired	(2,050)	—	(2,050)
Foreign exchange translation adjustment	(632)	—	(632)

Balance as of December 31, 2005	21,793	26,196	47,989

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The Company performed annual impairment tests on goodwill and 2,050 million Won of impairment loss was recorded in 2005. No impairment charges were recorded in 2003 and 2004.

There were no indefinite-lived other intangible assets for any of the periods presented. Other intangible assets, which are subject to amortization, primarily include core deposit intangible assets, which were acquired as part of the acquisitions of Peace Bank (renamed Woori Credit Card Co., Ltd. and merged into Woori Bank, see Note 1), Kwangju Bank and Kyongnam Bank on December 29, 2000 and Panasia on September 11, 2003 (see Note 3), and capitalized software costs.

The core deposit intangible assets are amortized over 5 to 10 years, on an accelerated basis. The weighted-average amortization period for the core deposit intangible assets as of December 31, 2005 was approximately 8 years. Capitalized software is being amortized over 4 to 5 years. Amortization of other intangible assets for the years ended December 31, 2003, 2004 and 2005 was as follows:

	Korean Won (in millions)
	2003	2004	2005
Core deposit intangible assets	67,820	40,760	19,603
Capitalized software costs	10,426	23,897	40,689
Other	82	7,353	7,318

Total	78,328	72,010	67,610

The amortization schedule of core deposit intangible assets, capitalized software costs and miscellaneous intangible assets for the remaining periods is as follows:

	Korean Won (in millions)
	2006	2007	2008	2009	After 2009	Total
Core deposit intangible assets	15,961	298	298	298	1,119	17,974
Capitalized software costs	40,862	39,754	32,066	20,173	2,109	134,964
Other	8,606	8,595	8,839	1,927	6,349	34,315

Amortization expense is included in “Depreciation and amortization expense.”

16. Other Assets

Other assets as of December 31, 2003, 2004 and 2005 consisted of the following:

	Korean Won (in millions)
	2003	2004	2005
KDIC receivable	502,243	294,039	256,973
Other accounts receivable	416,601	348,137	391,408
Domestic exchange settlements debits	383,320	298,377	471,004
Security deposits	997,105	980,975	991,371
Prepaid expenses	31,567	27,369	60,443
Prepaid corporate income tax	212,288	68,825	7,728
Deferred tax assets, net (see Note 31)	—	788,575	723,949
Other	138,779	87,266	132,803

Total	2,681,903	2,893,563	3,035,679

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

KDIC receivable is related to assets and liabilities transferred to Woori Investment Bank (merged into Woori Bank, see Note 1) from four bankrupt merchant banks pursuant to a contract arranged between the FSC and Woori Investment Bank. Pursuant to the contract, all of this receivable outstanding as of December 31, 2005 was collected on January 2, 2006.

17. Deposits

Deposits as of December 31, 2003, 2004 and 2005 were as follows:

	Korean Won (in millions)			Weighted average rate paid for 2005
	2003	2004	2005
Interest bearing deposits:
Interest bearing demand deposits	22,837,631	20,839,188	23,031,178	0.20%
Savings deposits	10,578,604	8,867,043	12,672,582	2.77%
Certificate of deposit accounts	3,850,630	6,056,511	7,879,896	3.73%
Other time deposits	47,334,385	49,725,161	55,357,560	3.63%
Mutual installment deposits	887,272	855,141	667,720	4.05%

Gross interest-bearing deposits	85,488,522	86,343,044	99,608,936	2.75%
Less: Discount	(6,867)	(3,716)	(10)

	85,481,655	86,339,328	99,608,926
Non-interest bearing deposits:
Non-interest bearing demand deposits	3,520,977	3,713,752	4,537,989

Total deposits	89,002,632	90,053,080	104,146,915	2.62%

Deposits with consolidated trust accounts, which were 1,643,433 million Won, 2,029,728 million Won and 1,898,532 million Won, as of December 31, 2003, 2004 and 2005, respectively, are included in interest bearing deposits (see Note 41). Mutual installment deposits include interest bearing accounts offered by the Company, which enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Company. Prior to qualifying for a loan, a customer must make the required monthly deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from the Company, but loan amounts and terms are not as favorable as those associated with a loan request made after completing the deposit contract term.

The contractual schedule of maturities of certificate of deposit accounts, other time deposits and mutual installment deposits as of December 31, 2005 was as follows:

Korean Won (in millions)
Due in 2006	55,814,208
Due in 2007	3,037,861
Due in 2008	799,894
Due in 2009	407,323
Due in 2010	508,432
Thereafter	3,337,458

Gross total	63,905,176
Less: Discount	(10)

63,905,166

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

KDIC provides deposit insurance up to a total of 50 million Won per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of the deposit.

18. Other Borrowed Funds

A summary of other borrowed funds as of December 31, 2003, 2004 and 2005 is presented below.

	Korean Won (in millions)
	2003		2004		2005
	Outstanding balance	Weighted average interest rate	Outstanding balance	Weighted average interest rate	Outstanding balance	Weighted average interest rate
The Holding Company
Borrowings in local currency	—	—	100,000	4.42%	150,000	3.89%

Subsidiaries
Borrowings from the BOK	1,670,287	2.52%	1,229,815	2.32%	1,466,281	2.00%
Borrowings in foreign currency	3,705,122	1.65%	4,433,110	1.11%	5,576,771	2.42%
Borrowings from trust accounts	1,611,050	3.60%	826,677	2.34%	764,478	3.05%
Other borrowings	2,358,751	4.84%	2,525,157	5.18%	1,951,846	4.43%

Sub total	9,345,210	3.35%	9,014,759	2.53%	9,759,376	2.81%

Total other borrowed funds	9,345,210	3.35%	9,114,759	2.54%	9,909,376	2.82%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year. Certain securities have been pledged as collateral in connection with borrowings from the BOK (see Notes 9 and 36).

19. Secured Borrowings

The Company transferred certain non-performing loans, debt securities and other assets to SPEs, which in turn issued beneficial interests collateralized by such loans, debt securities and other assets. In accordance with SFAS No. 140, these transactions have been accounted for as secured borrowings. As a result, the loans, securities, and other assets collateralizing these borrowings are included in “Loans,” “Trading securities,” “Available-for-sale securities,” or “Other assets,” respectively, and the beneficial interests issued by the SPEs, which pay interest rates ranging from 7.0% to 60.0% per annum, are included in “Secured borrowings.”

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

A summary of the secured borrowings and relevant collateral as of December 31, 2003 is presented as follows:

				2003
					Collateral (1)
		Annual interest (%)	Maturity	Secured borrowings	Loans	Securities	Other
Hanvit 9th ABS	Senior & subordinated collateralized bond obligation	14.0	2004	5,750	—	3,000	—
LSF Hanvit	”	15.0	2004~2007	6,857	—	—	1,513
CKH Investment	”	10.0~60.0	2004	9,054	96	7,130	—
Hanvit LSP Finance	”	15.0	2004	5,195	13,527	—	—
Woori Ship Mortgage 1st ABS	”	5.9~7.3	2004~2007	125,002	149,462	—	—
Woori Ship Mortgage 2-2 ABS	”	4.2~5.2	2004~2010	214,200	220,501	—	—
Woori Aircraft Mortgage 1st	”	6.4~8.0	2004~2009	28,000	30,636	—	—
Peace 1st ABS	”	5.7~15.0	2004~2010	15,989	—	31,533	—
LSF Peace Investment	”	15.0	2004~2015	6,253	1,964	6	415
Woori Card 1st ABS	”	6.8~12.0	2005	230,291	228,734	—	—
Woori More 1st ABS	”	15.0	2006	22,300	171,065	—	—
Woori More 2nd ABS	”	5.8~15.0	2004~2006	371,800	227,437	—	—
Woori More 3rd ABS	”	7.3~15.0	2004~2005	365,900	360,137	—	—
Woori More 4th ABS	”	13.4	2007	417,284	293,236	—	—
WCC Consumer	”	2.3	2008	598,900	527,950	—	—
Kyongeun 2nd ABS	”	7.8	2004	20,000	—	—	10,111
Securities sold under repurchase agreement in Won currency		3.4~4.4	2004	699,238	—	1,074,948	—
Collateralized borrowings in Won currency		7.3~7.5	2005~2007	25,291	—	25,429	—
Securities sold under repurchase agreement in foreign currency		1.6~2.6	2004~2005	957,702	—	1,104,800	—
Collateralized borrowings in foreign currency		0.4~2.0	2004~2006	196,576	—	221,932	—

Gross secured borrowings				4,321,582	2,224,745	2,468,778	12,039
Discount				(293)	—	—	—

Total secured borrowings, net				4,321,289	2,224,745	2,468,778	12,039

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

A summary of the secured borrowings and relevant collateral as of December 31, 2004 is presented as follows:

				2004
					Collateral (1)
		Annual interest (%)	Maturity	Secured borrowings	Loans	Securities	Other
Hanvit 9th ABS	Senior & subordinated collateralized bond obligation	14.0	2005	5,750	—	2,605	—
CKH Investment	”	10.0~60.0	2005	9,054	—	11,691	—
Woori Ship Mortgage 1st ABS	”	6.2~7.3	2005~2007	100,000	81,726	—	—
Woori Ship Mortgage 2-2 ABS	”	4.6~5.2	2005~2010	209,000	185,407	—	28,008
Woori Aircraft Mortgage 1st	”	6.8~8.0	2005~2009	31,000	27,324	—	5,971
Peace 1st ABS	”	15.0	2010	1,557	—	—	—
Woori NSC First	”	4.3	2006	105,000	103,857	—	—
Swan SF	”	3.0	2009	63,050	61,144	—	—
Securities sold under repurchase agreement in Won currency		3.2~4.1	2005	1,405,768	—	2,485,170	—
Collateralized borrowings in Won currency		4.3	2005~2007	17,291	—	18,647	—
Securities sold under repurchase agreement in foreign currency		1.7	2005	78,285	—	80,457	—
Collateralized borrowings in foreign currency		0.3~2.6	2005~2009	328,260	—	486,722	—

Gross secured borrowings				2,354,015	459,458	3,085,292	33,979
Discount				(1,703)	—	—	—

Total secured borrowings, net				2,352,312	459,458	3,085,292	33,979

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

A summary of the secured borrowings and relevant collateral as of December 31, 2005 is presented as follows:

				2005
					Collateral (1)
		Annual interest (%)	Maturity	Secured borrowings	Loans	Securities	Other
Hanvit 9th ABS	Senior & subordinated collateralized bond obligation	14.0	2006	5,750	—	1,855	—
CKH Investment	”	10.0~60.0	2006	9,054	—	2,828	—
Woori Ship Mortgage 1st ABS	”	7.0~7.3	2006~2007	35,000	40,605	—	536
Woori Ship Mortgage 2-2 ABS	”	4.5~5.2	2006~2010	201,000	173,517	—	2,873
Woori Aircraft Mortgage 1st	”	7.1~8.0	2006~2009	27,000	22,052	—	600
Swan SF	”	3.7~4.4	2006	176,344	163,419	—	69,697
Securities sold under repurchase agreement in Won currency		1.3~5.7	2006	1,674,121	—	1,888,613	—
Collateralized borrowings in Won currency		5.1~6.31	2006~2007	90,398	—	76,118	40,211
Securities sold under repurchase agreement in foreign currency		1.62	2006	3,502	—	3,772	—
Collateralized borrowings in foreign currency		4.8~7.0	2006~2009	335,081	—	428,205	—

Gross secured borrowings				2,557,250	399,593	2,401,391	113,917
Discount				(645)	—	—	—

Total secured borrowings, net				2,556,605	399,593	2,401,391	113,917

(1)	Carrying value

In addition to the above collateral, the SPEs also held cash and cash equivalents and other bank deposits of 744,583 million Won, 44,056 million Won and 2,194 million Won as of December 31, 2003, 2004 and 2005, respectively, which have been collected from the loans, securities and other assets. Those cash and cash equivalents and other bank deposits are required to be used to repay the related borrowings when due and are included in “Cash and cash equivalents” and “Interest bearing deposits in other banks” in the consolidated balance sheets.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The combined aggregate amount of contractual maturities of all secured borrowings as of December 31, 2005 was as follows:

Korean Won (in millions)
Due in 2006	2,052,528
Due in 2007	179,454
Due in 2008	89,391
Due in 2009	65,876
Due in 2010	170,001
Thereafter	—

Gross secured borrowings	2,557,250
Less: Discount	(645)

2,556,605

20. Long-Term Debt

The following table is a summary of long-term debt (net of unamortized original issue discount) as of December 31, 2003, 2004 and 2005:

	Korean Won (in millions)
	Interest	Maturity	2003	2004	2005
Senior
Holding Company
Won currency
Convertible debenture	0.0%	2006	20,000	—	—
Finance debentures	3.5%~6.1%	2006~2010	2,150,000	2,000,000	2,150,000

Sub total			2,170,000	2,000,000	2,150,000

Foreign currency
Finance debentures	1.7%~3.2%	2004	347,610	—	—
Convertible debenture	2.0%~2.9%	2005~2006	110,198	63,483	—

Sub total			457,808	63,483	—

Subsidiaries
Won currency
Notes payable to government funds	0.0%~4.5%	2006~2022	1,959,699	2,196,162	2,399,249
Notes payable to Seoul Municipal Government	0.0%~3.9%	2006~2019	596,013	690,504	1,103,481
Notes payable to other municipal government	0.0%~6.0%	2006~2019	705,152	713,031	808,482
Notes payable to Industrial Bank of Korea	2.4%~4.3%	2006~2013	151,000	126,674	67,568
Notes payable to other banks	2.0%~6.5%	2006~2015	408,960	494,647	150,975
Obligations under capital leases	4.5%~6.4%	2006~2009	18,977	50,514	26,729
Finance debentures	1.5%~10.1%	2005~2014	3,767,351	4,287,352	9,786,502
Bonds with warrants	12.5%~15.0%	2004~2049	614,803	—	—

Sub total			8,221,955	8,558,884	14,342,986

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Korean Won (in millions)
	Interest	Maturity	2003	2004	2005
Foreign currency
Notes payable to Ministry of Finance and Economics	2.4%	2013	3,087	2,421	2,089
Notes payable to Industrial Bank of Korea	2.1%~2.6%	2008	34,284	24,104	14,628
Notes payable to KDB	2.0%	2007	177,367	16,037	7,018
Notes payable to other banks	0.0%~9.8%	2006~2008	403,255	395,504	459,410
Floating rate finance debentures	2.8%~4.9%	2007~2010	—	895,012	451,781
Mid-term note	1.2%~5.4%	2006~2014	1,487,332	616,360	1,824,628

Sub total			2,105,325	1,949,438	2,759,554

Subordinated
Subsidiaries
Won currency
Finance debentures	5.0%~10.3%	2006~2014	1,370,012	1,540,000	2,017,277

Sub total			1,370,012	1,540,000	2,017,277

Foreign currency
Finance debentures	4.8%~5.8%	2013~2014	1,257,469	1,590,766	607,800

Sub total			1,257,469	1,590,766	607,800

Gross long-term debt			15,582,569	15,702,571	21,877,617
Less: Discount			(665,756)	(40,966)	(27,923)

			14,916,813	15,661,605	21,849,694

Long-term debt is predominately denominated in Won, U.S. dollars or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Inter-Bank Offered Rate, which are reset on a monthly, semi-annual or quarterly basis, or the monthly Public Fund Prime Rate published by the Korean government. The weighted-average interest rate for long-term debt was 5.82%, 5.43% and 4.78% as of December 31, 2003, 2004 and 2005, respectively.

The combined aggregate amount of contractual maturities of all long-term debt as of December 31, 2005 was as follows:

Korean Won (in millions)
Due in 2006	3,514,919
Due in 2007	5,229,396
Due in 2008	6,248,688
Due in 2009	1,584,551
Due in 2010	2,537,656
Thereafter	2,762,407

Gross long-term debt	21,877,617
Less: Discount	(27,923)

21,849,694

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Bonds with warrants

The Holding Company issued bonds with detachable stock warrants on July 16, 2001. The coupon rate on the bonds with warrants was 5%. The warrant was exercisable from three months following the issuance date. The Holding Company was obligated to issue new common shares upon the requests of the bondholders. The exercise price was 5,000 Won and the warrants were valid from October 17, 2002 to June 16, 2003. The market values of the debt securities and the detachable stock warrants, net of issuance costs and discounts, were 64,724 million Won and 1,163 million Won, respectively, as of July 16, 2001. The market value of the detachable stock warrants at the time of issuance was accounted for as APIC. In 2002 and 2003, all the detachable stock warrants issued by the Holding Company were either exercised or expired and the bonds were redeemed and, thus, no stock warrants were outstanding as of December 31, 2003, 2004 and 2005.

In 1999, the Bank Subsidiaries issued outstanding bonds with warrants. Common stocks of the Bank Subsidiaries are to be issued upon the exercise of the warrants. The exercise prices ranged from 118,483 Won to 150,602 Won per share as of December 31, 2003. No proceeds were either allocated to the value of the stock warrants because the quoted market price per share was substantially lower than the exercise price. 3,699,041 out of 5,287,761 warrants originally granted were outstanding and out-of-the-money as of December 31, 2003. In 2004, all remaining stock warrants issued by the Bank Subsidiaries expired and the bonds were redeemed and, thus, no stock warrants were outstanding as of December 31, 2004 and 2005.

Convertible debentures

In accordance with the Convertible Bond Purchase Agreement (the “Agreement”) between the Company and Lehman, which was a binding part of the Joint Venture Master Agreement by and between the Company and Lehman, the Company was obligated to issue and sell to Lehman maximum aggregated amounts of US$ 250 million of a series of zero coupon convertible debentures on the closing of each sale of loans to a joint venture special purpose vehicle (“JV SPV”), jointly owned by a subsidiary of the Company and a Lehman subsidiary. The Company’s investment in the JV SPV was included in “Other investment assets” as investments in affiliates as of December 31, 2003 and 2004, and was reclassified into “Other assets” during 2005 (see Note 36).

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

The Company issued convertible debentures in Won and foreign currency during 2003 based on the Agreement and all of these convertible debentures issued were converted during 2004 and 2005.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Details of the conversion in 2004 were as follows:

Convertible debenture series	Convertible Bond 6-3	Convertible Bond 6-4
Face value	US$ 39,000,000	20,000 million Won
Issue price	US$ 39,000,000	20,000 million Won
Conversion date	November 4, 2004 and December 2, 2004	December 21, 2004
Currency	Foreign currency	Won currency
Converted by	Lehman Brothers International Europe	Lehman Brothers International Europe
Number of common stock issued	666,301 shares on November 4, 2004 and 7,995,613 shares on December 2, 2004	3,717,472 shares
Conversion price per share	5,380 Won	5,380 Won
Conversion exchange rate per US$1	1,194.9 Won	—
Increase of capital stock	43,310 million Won	18,587 million Won
Increase of paid-in capital in excess of par value	4,435 million Won	2,451 million Won

Details of the conversion in 2005 were as follows:

Convertible debenture series	Convertible Bond 6-1	Convertible Bond 6-2	Convertible Bond 6-5
Face value	US$ 36,000,000	US$ 16,000,000	US$ 1,000,000
Issue price	US$ 36,000,000	US$ 16,000,000	US$ 1,000,000
Conversion date	March 11, 2005	February 17, 2005	March 11, 2005
Currency	Foreign currency	Foreign currency	Foreign currency
Converted by	Lehman Brothers International Europe	Lehman Brothers International Europe	Lehman Brothers International Europe
Number of common stock issued	5,914,180 shares	3,481,173 shares	164,429 shares
Conversion price per share	7,313 Won	5,588 Won	7,228 Won
Conversion exchange rate per US$1	1,201.4 Won	1,215.8 Won	1,188.5 Won
Increase of capital stock	29,571 million Won	17,406 million Won	822 million Won
Increase of paid-in capital in excess of par value	9,028 million Won	5,098 million Won	211 million Won

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

21. Other Liabilities

Other liabilities as of December 31, 2003, 2004 and 2005 consisted of the following:

	Korean Won (in millions)
	2003	2004	2005
Accrued severance benefits	219,390	308,171	376,187
Allowance for credit-related commitments	457,777	225,727	128,450
Allowance for repurchase obligations	134,753	21,843	5,685
Accounts payable	186,165	127,692	155,604
Unearned income	100,309	92,313	100,052
Tax withholdings and income tax payable	71,973	76,895	321,197
Security deposits received	143,636	115,021	116,852
Due to agencies	590,466	702,635	892,523
Domestic exchange settlements credits	435,142	274,283	1,505,125
Foreign exchanges	393,685	277,296	340,229
Account for agency business	263,459	207,865	126,354
Other	221,082	431,825	310,350

Total	3,217,837	2,861,566	4,378,608

22. Minority Interest

Minority interest represents the equity for the remaining outstanding voting stock of subsidiaries not owned by the Company (see Note 39). The changes in minority interest in 2003, 2004 and 2005 consisted of minority interest in net income of subsidiaries, minority interest in changes in other comprehensive income of subsidiaries and changes in minority interest resulting from changes in the ownership percentage of the Company in Woori Securities Co., Ltd. (merged with LG Investment & Securities Co., Ltd. and was renamed Woori Investment & Securities Co., Ltd. in 2005), Woori First Private Equity, L.P. and Woori Capital Advisors Asset Management Co., Ltd. (see Note 3).

23. Common Stock

Capital stock

The Company has 2,400 million authorized shares of common stock with 5,000 Won par value, of which 806,015,340 shares were issued and 806,012,790 shares, net of 2,550 shares of treasury stock, were outstanding as of December 31, 2005. 775,504,910 shares of the Company’s common stock were issued and outstanding as of December 31, 2003, and 796,455,558 shares were issued and 795,993,011 shares, net of 462,547 shares of treasury stock, were outstanding as of December 31, 2004. The Company’s common stock owned by KDIC totaled to 673,458,609 shares (86.84%), 628,458,609 shares (78.91%, not considering the treasury stock) and 628,458,609 shares (77.97%, not considering the treasury stock) as of December 31, 2003, 2004 and 2005, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The changes in the capital stock of the Company in 2003, 2004 and 2005 were as follows:

		Korean Won (in millions)
Description	Number of shares issued	Capital stock	Paid-in capital in excess of par value
January 1, 2003	767,814,797	3,839,074	58,646
Exercise of warrants during 2003	7,690,113	38,451	(574)

December 31, 2003	775,504,910	3,877,525	58,072
Issue of new shares on June 18, 2004	8,571,262	42,856	13,064
Exercise of conversion rights during 2004	12,379,386	61,897	6,886

December 31, 2004	796,455,558	3,982,278	78,022
Exercise of conversion rights during 2005	9,559,782	47,799	14,337

December 31, 2005	806,015,340	4,030,077	92,359

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

Prior to the acquisition of the minority interests of Woori Securities Co., Ltd. (merged with LG Investment & Securities Co., Ltd. and was renamed Woori Investment & Securities Co., Ltd. in 2005) by the Holding Company in 2004 (see Note 3), Woori Securities Co., Ltd. purchased 7,972,301 shares of its common stock from dissenting stockholders. These shares and other common stock previously purchased and held by Woori Securities Co., Ltd. as its treasury stock were exchanged for the Holding Company’s common stock at an exchange ratio of one common share of Woori Securities Co., Ltd. into 0.55 common share of the Holding Company, and became the Company’s treasury stock which totaled to 7,298,279 shares. Subsequently, the Company reissued 6,835,732 shares and 459,997 shares of its treasury stock in 2004 and 2005, respectively, and the treasury stock of the Company totaled 2,550 shares as of December 31, 2005.

24. Additional Paid-in Capital

As discussed in Note 1, the amount of 3,778,023 million Won resulting from liabilities in excess of identified assets of the acquired banks, classified as deficit equity and recorded as a reduction of APIC, has been reduced by using the tax benefits resulting from the acquired entity’s deductible temporary differences and NOL carryforwards at the acquisition date.

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

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

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

As an additional structural reform implemented by the government for the merchant banking industry, on November 3, 2000, KDIC established Woori Investment Bank (merged into Woori Bank, see Note 1) to manage the operations of four bankrupt merchant banking corporations and contributed capital of 170,493 million Won, which has been recorded as additional paid-in capital by the Holding Company. On March 24, 2001, KDIC contributed additional capital of 30,913 million Won, which has been recorded as additional paid-in capital.

Upon legal establishment of the Holding Company on March 27, 2001, 3,637,293 million Won of injected capital which had been classified as additional paid-in capital in connection with the purchase by KDIC of newly issued shares of the respective banks was transferred to common stock.

The capital injection was considered taxable income in Korea and was recorded net of the applicable tax effect.

The components of and changes in APIC in 2003, 2004 and 2005 consisted of the following:

	Korean Won (in millions)
	2003		2004		2005
	APIC	Deficit equity	APIC	Deficit equity	APIC	Deficit equity
Balance, beginning of year	6,488,088	(2,134,855)	6,514,855	(1,869,134)	6,556,995	(1,569,147)
Issuance of common stock	(574)	—	13,064	—	—	—
Exercise of conversion rights	—	—	6,886	—	14,337	—
Capital transactions of affiliates	25,955	—	2,372	—	(5,595)	—
Reduction of deficit equity relating to the use of pre-acquisition NOL carryforwards, etc.	—	265,721	—	299,987	—	6,580
Stock compensation costs	1,386	—	1,100	—	(2,622)	—
Reissuance of treasury stock	—	—	18,718	—	—	—

Balance, end of year	6,514,855	(1,869,134)	6,556,995	(1,569,147)	6,563,115	(1,562,567)

Total		4,645,721		4,987,848		5,000,548

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

25. Accumulated Deficit

Accumulated deficit consisted of the following as of December 31, 2003, 2004 and 2005:

	Korean Won (in millions)
	2003	2004	2005
Appropriated retained earnings:
Legal reserve	250,448	421,481	782,213
Other statutory reserves	18,242	16,516	14,188
Accumulated deficit	(5,261,381)	(3,172,883)	(1,844,860)

Total	(4,992,691)	(2,734,886)	(1,048,459)

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

26. Accumulated Other Comprehensive Income, Net of Tax

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2003, 2004 and 2005, the non-owner equity changes were composed of foreign currency translation adjustments and unrealized holding gains and losses on investment securities. Below are the components of accumulated other comprehensive income and the related tax effects allocated to each component for the years ended December 31, 2003, 2004 and 2005.

	Korean Won (in millions)
	Foreign currency translation adjustments	Net unrealized holding gains on investment securities	Accumulated other comprehensive income, net of tax
Balance, January 1, 2003	(2,983)	31,148	28,165

Foreign currency translation adjustments, net of tax of 701 million Won	1,911	—	1,911
Net unrealized holding losses arising on investment securities, net of tax of 8,310 million Won	—	(22,656)	(22,656)
Reclassification adjustment for losses included in net loss, net of tax of 43,275 million Won	—	117,979	117,979

Current period change	1,911	95,323	97,234

Balance, December 31, 2003	(1,072)	126,471	125,399

Foreign currency translation adjustments, net of tax of 6,479 million Won	(17,082)	—	(17,082)
Net unrealized holding gains arising on investment securities, net of tax of 68,885 million Won	—	181,607	181,607
Reclassification adjustment for gains included in net income, net of tax of 21,751 million Won	—	(57,344)	(57,344)

Current period change	(17,082)	124,263	107,181

Balance, December 31, 2004	(18,154)	250,734	232,580

Foreign currency translation adjustments, net of tax of 6,276 million Won	(3,726)	—	(3,726)
Net unrealized holding gains arising on investment securities, net of tax of 62,811 million Won	—	165,509	165,509
Reclassification adjustment for gains included in net income, net of tax of 21,131 million Won	—	(55,444)	(55,444)

Current period change	(3,726)	110,065	106,339

Balance, December 31, 2005	(21,880)	360,799	338,919

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

27. Non-Interest Income

The components of non-interest income for the years ended December 31, 2003, 2004 and 2005 were as follows:

	Korean Won (in millions)
	2003	2004	2005
Trust fees, net	45,404	39,508	13,182

Fees and commission income
From credit cards	465,409	304,816	364,718
From currency transfers	463,497	482,623	619,219
From letters of credit	63,215	66,517	84,594
Other	94,689	224,558	134,200

Sub total	1,086,810	1,078,514	1,202,731

Trading revenue, net
Debt securities	(45,532)	107,069	(44,582)
Equity securities	(6,826)	11,048	121,978
Beneficiary certificates	9,391	6,151	10,458
Foreign exchange spot contracts	221,200	234,914	18,929
Derivative instruments	(66,869)	76,625	149,516

Sub total	111,364	435,807	256,299

Investment securities gain (loss), net (1)
Debt securities	(115,731)	(22,677)	(1,470)
Equity securities	(11,379)	107,277	244,647
Beneficiary certificates	44,315	43,341	998

Sub total	(82,795)	127,941	244,175

Other non-interest income
Gain on disposal of premises and equipment	18,451	20,064	3,793
Gain on sales of loans	69,334	1,059	1
Other	186,330	250,064	195,750

Sub total	274,115	271,187	199,544

Total non-interest income	1,434,898	1,952,957	1,915,931

(1)	Impairment losses on investment securities for the years ended December 31, 2003, 2004 and 2005 were 209,370 million Won, 130,036 million Won and 55,278 million Won, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

28. Non-Interest Expense

The components of non-interest expense for the years ended December 31, 2003, 2004 and 2005 were as follows:

	Korean Won (in millions)
	2003	2004	2005
Salaries and employee benefits
Salaries and other benefits	770,756	867,686	887,820
Provision for accrued severance benefits	94,661	110,699	120,799

Sub total	865,417	978,385	1,008,619

Depreciation and amortization
Depreciation on premises and equipment	187,796	196,225	169,989
Amortization on other intangible assets	78,328	72,010	67,610

Sub total	266,124	268,235	237,599

Other administrative expenses	742,191	778,034	826,750

Fees and commissions
Paid on remittances and collections	211,226	129,525	110,335
Paid on letters of credit	11,806	14,050	16,168
Paid on credit cards	112,650	98,976	87,336

Sub total	335,682	242,551	213,839

Other non-interest expense
Loss on disposal of premises and equipment	1,933	6,929	5,718
Loss on sales of loans	29,540	12,657	44,824
Other	395,545	522,553	595,937

Sub total	427,018	542,139	646,479

Total non-interest expense	2,636,432	2,809,344	2,933,286

Other administrative expenses consist mainly of rent, outside service fees, and advertisement.

29. Stock-Based Compensation

On December 4, 2002, the Company granted stock compensation awards to 62 directors of the Holding Company and its subsidiaries. The exercise price of 60 percent of the total number of awards granted (“Type A awards”) had been subject to determination based on the Korean banking industry stock index and was eventually determined at 11,921 Won per share in 2005. For the remaining 40 percent of the total number of awards granted (“Type B awards”), of which the exercise price is 6,800 Won per share, the number of awards to be vested was dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total assets ratio by 15%, 15% and 10%, respectively. In 2005, the related performance targets were evaluated and 420,000 shares of the Type B awards granted and outstanding were vested. The stock compensation awards are exercisable during a three-year period beginning after three years from the grant date.

The original terms of the awards at the grant date were that upon exercise of the awards, the Company had the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

price and the exercise price in cash or with treasury stock. In 2003 and 2004, these awards were regarded as awards that call for settlement by issuing common stock, and the compensation expense was computed using the fair value method based on the Black-Scholes option pricing model and credited to APIC. However, by the resolution of the board of directors of the Holding Company on November 23, 2005, the original terms were modified. The awards granted by the Company and outstanding as of December 31, 2005 may only be settled upon exercise by paying the difference between the market price and the exercise price in cash in accordance with the modified terms. Accordingly, the amount previously recorded as APIC was reclassified to accrued expense, and incremental compensation expense was calculated using the intrinsic value method and credited to accrued expense in 2005.

Information about stock compensation awards outstanding as of December 31, 2005 is as follows:

Description	Type A awards	Type B awards
Settlement method	Cash settlement	Cash settlement
Exercise price	11,921 Won	6,800 Won
Granted	936,000 shares	624,000 shares
Exercised	174,000 shares	122,250 shares
Cancelled (1)	216,000 shares	141,000 shares
Forfeited (2)	—	63,000 shares

Outstanding as of December 31, 2005	546,000 shares	297,750 shares

(1)	Awards granted to directors who retired before their awards vested were cancelled by the resolution of the board of the directors of the Company.
(2)	63,000 shares of Type B awards were forfeited in 2005 as a result of evaluation of the related performance targets.

Changes in the number of stock compensation awards outstanding in the years ended December 31, 2003, 2004 and 2005 were as follows:

	2003		2004		2005
Description	Number of stock compensation awards	Weighted average exercise price per share (Won)	Number of stock compensation awards	Weighted average exercise price per share (Won)	Number of stock compensation awards	Weighted average exercise price per share (Won)
Awards outstanding, beginning of year	1,560,000	9,873	1,350,000	9,873	1,260,000	9,873
Exercised	—	—	—	—	(296,250)	9,808
Cancelled (1)	(210,000)	9,873	(90,000)	9,873	(57,000)	9,873
Forfeited	—	—	—	—	(63,000)	6,800

Awards outstanding, end of year	1,350,000	9,873	1,260,000	9,873	843,750	10,114

Exercisable at year end	—	—	—	—	843,750	10,114

(1)	Awards granted to directors who retired before their awards vested were cancelled by the resolution of the board of the directors of the Company.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Compensation expenses for the years ended December 31, 2003, 2004 and 2005 were as follows:

For the year ended December 31,	Korean Won (in millions)
	Type A awards	Type B awards	Total
2003	924	462	1,386
2004	514	586	1,100
2005	3,753	4,265	8,018

For the purpose of computing the compensation expenses for the years ended December 31, 2003 and 2004, the Company estimated the fair value of stock compensation awards using the Black-Scholes option pricing model at the grant date. The model requires the use of numerous assumptions, many of which are highly subjective in nature. The assumptions used for the purpose of estimating the fair value of stock compensation awards at the grant date were as follows:

Description	Application
Discount rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 4, 2002
Expected exercising period	4.5 year (average holding period)
Expected dividend income ratio	0.00%
Expected forfeiture ratio	0.00%
Expected volatility of stock price	61.71%, which is the annualized standard deviation of expected stock investment yield based on continuous compounded method
Cross-volatility of the Korean banking industry stock index and the Company’s stock price	62.66%, which is the annualized standard deviation of expected stock investment yield based on continuous compounded method
Exercise price	6,800 Won per share
Fair value of Type A awards	2,106 Won per share
Fair value of Type B awards	2,257 Won per share

30. Regulatory Requirements

Capital ratio

In conformity with the Financial Supervisory Service (“FSS”) and Basel Committee on Banking Regulations and Supervisory Practices/Bank for International Settlements (“BIS”) Guidelines, each of the Bank Subsidiaries applied BIS risk-adjusted capital ratios to evaluate its capital adequacy. Total capital consists of two tiers of capital. Tier 1 Capital includes common shareholders’ equity, retained profits, legal reserves, and minority interest, less intangible assets and other adjustments. Tier 2 Capital consists of the allowance for credit losses up to 1.25 percent of risk-weighted assets, limited amounts of subordinated debt, and other adjustments. Banking organizations engaged in international banking are required to maintain a minimum 8% total risk-based capital ratio, the ratio of total risk-adjusted capital divided by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%. The capital ratios are calculated based on each of the Bank Subsidiaries’ consolidated balance sheets prepared in accordance with Korean GAAP. In the event any bank did not maintain a consolidated BIS ratio of 8%, it is subject to corrective actions recommended by the FSS based on the actual financial position and capital ratio. Continued non-compliance with these standards could potentially result in the closure of non-compliant banks.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Management of the Company believes that as of December 31, 2005, each of the Bank Subsidiaries met all capital adequacy requirements to which it is subject. Events beyond management’s control, such as fluctuations in interest rates or a downturn in the economy in areas in which the Bank Subsidiaries’ loans or securities are concentrated, could adversely affect future earnings and consequently, each of the Bank Subsidiaries’ abilities to meet its future capital requirements.

The following capital ratios are calculated in accordance with the FSS guidelines, which are materially consistent with BIS guidelines, and each of the Bank Subsidiaries’ consolidated financial statements prepared in accordance with Korean GAAP, which may vary in certain significant respects from U.S. GAAP, as of December 31:

	Korean Won (in millions)
	2003
	Woori Bank	Kyongnam Bank	Kwangju Bank
Tier 1 Capital	4,769,574	454,653	315,755
Tier 2 Capital	3,123,707	235,366	229,864
Less: Investment in non-consolidated equity investees (1)	(42,199)	(2,844)	—

Total risk-adjusted capital	7,851,082	687,175	545,619

Total risk-weighted assets	69,582,498	5,879,102	5,090,368
Tier 1 capital ratio	6.85%	7.73%	6.20%
Tier 2 capital ratio	4.49%	4.00%	4.52%
Total risk-based capital ratio	11.28%	11.69%	10.72%

	Korean Won (in millions)
	2004
	Woori Bank	Kyongnam Bank	Kwangju Bank
Tier 1 Capital	5,952,733	535,590	392,466
Tier 2 Capital	3,386,139	196,951	276,235
Less: Investment in non-consolidated equity investees (1)	(44,863)	(3,467)	—

Total risk-adjusted capital	9,294,009	729,074	668,701

Total risk-weighted assets	74,477,162	6,429,313	5,664,441
Tier 1 capital ratio	7.99%	8.33%	6.93%
Tier 2 capital ratio	4.55%	3.06%	4.88%
Total risk-based capital ratio	12.48%	11.34%	11.81%

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Korean Won (in millions)
	2005
	Woori Bank	Kyongnam Bank	Kwangju Bank
Tier 1 Capital	7,252,980	606,429	500,572
Tier 2 Capital	3,278,279	217,926	290,774
Less: Investment in non-consolidated equity investees (1)	(82,843)	(3,773)	—

Total risk-adjusted capital	10,448,416	820,582	791,346

Total risk-weighted assets	89,143,985	7,747,227	6,823,624
Tier 1 capital ratio	8.14%	7.83%	7.34%
Tier 2 capital ratio	3.68%	2.81%	4.26%
Total risk-based capital ratio	11.72%	10.59%	11.60%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are deducted from total capital, but not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.

Effectively January 1, 2002, in addition to the existing capital ratio calculations, certain banks in Korea are required to report to the FSS an alternative set of capital ratios, taking into account market risk from equity securities, foreign exchange and derivative instruments. Among the Bank Subsidiaries, Woori Bank is subject to the new reporting requirements, which are covered under the same existing minimum capital adequacy ratios.

Capital ratios of Woori Bank in accordance with the new reporting requirements and Woori Bank’s consolidated financial statements prepared in accordance with Korean GAAP, which may vary in certain significant respects from U.S. GAAP, as of December 31, 2003, 2004 and 2005 were as follows:

	Korean Won (in millions)
	2003	2004	2005
Tier 1 Capital	4,769,574	5,952,733	7,252,980
Tier 2 Capital (1)	3,081,508	3,341,276	3,195,436

Total risk-adjusted capital	7,851,082	9,294,009	10,448,416

Risk-weighted assets for credit risk	68,613,534	72,915,453	87,152,177
Risk-weighted assets for market risk	1,304,213	3,262,700	2,556,288

Total risk-weighted assets	69,917,747	76,178,153	89,708,465

Tier 1 capital ratio	6.82%	7.81%	8.09%
Tier 2 capital ratio	4.41%	4.39%	3.56%
Total risk-based capital ratio	11.23%	12.20%	11.65%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from Tier 2 pursuant to the guidelines of the FSS.

The General Banking Act provides for a minimum paid-in capital of 100 billion Won for nationwide banks and 25 billion Won for regional banks.

Memoranda of Understanding between KDIC and Woori Subsidiaries

As a condition of the capital contributions and injections that were executed and made by KDIC into Woori Subsidiaries, each of Woori Subsidiaries entered into an Execution of Business Normalization Plan

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Memorandum of Understanding (“MOU”) with KDIC which also includes a business normalization plan, “required execution matters” and letter of undertaking as attachments. In the case of Woori Bank, the MOU entered into on December 30, 2000, superseded an MOU which was originally entered into with the FSC and KDIC on January 22, 1999. With the exception of specific targets set forth therein, the terms and conditions of the Execution of Business Normalization Plan MOU that applies to each subsidiary are substantially identical and primarily deal with each subsidiary’s obligations to implement its business normalization plan, which is a two-year plan renewed every two years until the MOU terminates, that was prepared by each subsidiary and approved by KDIC. Among Woori Subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank were subject to MOUs entered into with KDIC as of December 31, 2005. Woori Investment Bank and Woori Credit Card Co., Ltd., which had formerly entered into MOUs with KDIC, were merged into Woori Bank in 2003 and 2004, respectively (see Note 1), and the targets set forth in the MOU applying to Woori Bank were adjusted accordingly to reflect such mergers.

In the event that KDIC determines that a subsidiary has failed to implement its business normalization plan or to meet financial ratio targets, KDIC may impose sanctions on directors as well as employees ranging from warnings and reduction of wages to suspension or termination of employment. KDIC may also order the subsidiary, among other things, to increase or reduce its capital or dispose of its assets, to downsize, dispose, acquire or consolidate branches or subsidiaries, to suspend or transfer a part of its operations, or to order a merger or inclusion in a holding company. In addition, Woori Subsidiaries subject to MOUs entered into with KDIC are required to take all actions necessary (including making dividend payments) to enable the Holding Company to return to KDIC such public funds injected by KDIC into Woori Subsidiaries to the extent that such actions would not cause a materially adverse effect on the normalization of their business operations as contemplated by the MOUs. Management has considered these terms of the MOUs and believes that the conditions which would result in the return to KDIC of such public funds is solely within the control of the Holding Company and therefore, capital contributions from KDIC are reflected as permanent equity in the accompanying consolidated financial statements. Each of the MOUs also provides a termination clause under which the MOU is terminated upon KDIC losing its status as the largest shareholder of the Holding Company.

Each of Woori Subsidiaries subject to MOUs entered into with KDIC has prepared and renewed every two years a business normalization plan that was approved by KDIC, which includes profitability and financial ratio targets, recapitalization goals and deadlines, econometric models, plans to dispose of their total credits classified as substandard or below (“NPLs”), cost reduction initiatives (disposal of low return-generating fixed assets, downsizing, and others), future management and business strategies (integration, risk management, compliance, and others) and other restructuring plans. The “required execution matters” set forth the following six financial ratio targets that need to be met by Woori Bank, Kyongnam Bank and Kwangju Bank on a quarterly basis; the capital adequacy ratio, return on total assets, expense to revenue ratio (administrative and general expenses/adjusted operating income), operating income per employee (adjusted operating income/number of employees), NPL ratio (total credits classified as substandard or below/total credits) and net NPL ratio (total credits classified as substandard or below net of allowances for possible loan losses/total credits net of allowances for possible loan losses).

As of December 31, 2003, only Woori Bank met all of these ratio targets. Accordingly, upon a notification from KDIC, each of Kyongnam Bank and Kwangju Bank devised and reported to KDIC a plan to meet target return on total assets, which included a plan to improve profitability, and the plans were approved by KDIC. Woori Credit Card Co., Ltd. was notified by KDIC that it must not improve fringe benefits for employees, which would increase expenses including salaries, and must pay special attention to seamless consummation of the merger with Woori Bank. As of December 31, 2004 and 2005, all of Woori Subsidiaries subject to MOUs entered into with KDIC met all the financial ratio targets set forth in the MOUs.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

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

The Holding Company has prepared and renewed every two years a business plan that was approved by KDIC, which sets forth the basis for the Holding Company to manage the normalization and integration of its subsidiaries’ operations as well as return of the public funds that have been injected into its subsidiaries. As stated above, the MOU sets financial ratio targets that need to be met by the Holding Company on a quarterly basis, which are the capital ratio, return on total assets, expense to revenue ratio, operating income per employee, the Holding Company expense ratio (the Holding Company’s expenses/adjusted operating income of Woori Subsidiaries) and NPL ratio.

In addition, as required under Article 6 of the Execution of Business Plan MOU entered into between KDIC and the Holding Company, the Holding Company entered into a Management of Execution of Business Plan MOU with each Woori Subsidiary in July 2001, which also includes financial ratio targets and a business initiative plan. With the exception of various financial ratio targets specific to each Woori Subsidiary, the terms and conditions of the Management of Execution of Business Plan MOU that apply to each Woori Subsidiary are substantially identical and primarily aim to define the respective roles of the Holding Company and each Woori Subsidiary within the Company, and the scope of the Holding Company’s rights vis-à-vis each Woori Subsidiary and obligations of each Woori Subsidiary vis-à-vis the Holding Company. The specified financial ratio targets that need to be met by each Woori Subsidiary are identical to the financial ratio targets provided for in the Execution of Business Normalization Plan MOU that each of them entered into with KDIC.

As of December 31, 2003, the Holding Company failed to meet target return on total assets. Upon such failures to meet financial ratio targets, the Holding Company was notified by KDIC that it must not improve fringe benefits for employees, which would increase expenses including salaries, and devised and reported to KDIC a plan to meet those financial ratio targets which was approved by KDIC. As of December 31, 2004 and 2005, the Holding Company met all the financial ratio targets set forth in the MOU.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

31. Income Tax

The components of income tax expense (benefit) for the years ended December 31, 2003, 2004 and 2005 were as follows:

	Korean Won (in millions)
	2003	2004	2005
Current:
Domestic	11,297	118,956	314,778
Foreign	12,693	10,671	13,200

Sub total	23,990	129,627	327,978

Deferred:
Domestic	229,576	(521,458)	38,495
Foreign	478	(324)	(817)

Sub total	230,054	(521,782)	37,678

Total income tax expense (benefit)	254,044	(392,155)	365,656

The tax effects of unrealized gains and losses on investment securities and foreign currency translation are recorded directly in stockholders’ equity as a component of “Accumulated other comprehensive income, net of tax.”

Income tax is calculated for each individual entity in the Company. As a result, losses incurred by subsidiaries cannot be offset against profits earned by any other profitable company. The tax on the operating profit differs from the theoretical amount that would arise at the basic tax rate of Korea as follows:

	Korean Won (in millions)
	2003	2004	2005
Income (loss) before income tax expense (benefit) and minority interest	(414,286)	1,881,746	2,178,217
Tax calculated at statutory tax rate (1)	(123,043)	558,879	599,010
Income not taxable for tax purposes	(17,961)	(42,738)	(53,933)
Expense not deductible for tax purposes	9,423	88,538	48,958
Increase (decrease) in valuation allowance affecting income tax expenses	395,311	(1,023,294)	(243,821)
Other	(9,686)	26,460	15,442

Income tax expense (benefit)	254,044	(392,155)	365,656

(1)	Statutory tax rates are 29.7% for income earned in the years ended December 31, 2003 and 2004, and 27.5% for income earned in the year ended December 31, 2005.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The tax effects of temporary differences and NOL that gave rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2003, 2004 and 2005 were as follows:

	Korean Won (in millions)
	2003	2004	2005
Deferred tax assets:
Allowance for loan losses	437,292	234,434	159,996
Allowance for credit-related commitments	102,240	50,351	28,432
Valuation of trading securities	1,570	2,205	1,329
Valuation of available-for-sale securities	588,702	566,660	491,457
Derivatives valuation	16,239	335,950	3,136
Premises and equipment	44,244	24,588	26,780
Other temporary differences	92,438	77,329	95,879
NOL	992,130	665,707	488,101

Gross deferred tax assets	2,274,855	1,957,224	1,295,110
Less: Valuation allowance	(2,052,565)	(603,838)	(319,336)

Deferred tax assets	222,290	1,353,386	975,774

Deferred tax liabilities:
Interest income accrual	(75,547)	(37,311)	(35,897)
Valuation of trading securities	(15,987)	(70,660)	(54,663)
Valuation of available-for-sale securities	(51,614)	(28,540)	(20,033)
Derivatives valuation	(24,583)	(317,968)	(3,479)
Other temporary differences	(6,994)	(22,112)	(14,129)

Deferred tax liabilities excluding other comprehensive income related deferred tax liabilities	(174,725)	(476,591)	(128,201)

Other comprehensive income related deferred tax liabilities	(47,565)	(88,220)	(123,624)

Gross deferred tax liabilities	(222,290)	(564,811)	(251,825)

Net deferred tax assets	—	788,575	723,949

The changes in the valuation allowance in 2003, 2004 and 2005 were as follows:

	Korean Won (in millions)
	2003	2004	2005
Beginning of the year	2,788,623	2,052,565	603,838

Affecting deficit equity	(265,721)	(299,987)	(6,580)
Affecting core deposit intangible assets	—	(15,965)	(9,048)
Extinguishment of NOL carryforwards (1)	(701,443)	(109,481)	(25,053)
Change in statutory tax rate (2)	(164,205)	—	—
Affecting income tax expenses	395,311	(1,023,294)	(243,821)

End of the year	2,052,565	603,838	319,336

(1)	Extinguishment of NOL carryforwards of Woori Investment Bank and Woori Credit Card Co., Ltd. due to their merger into Woori Bank in 2003 and in 2004, respectively (see Notes 1 and 40), and expiration of NOL carryforwards of Kwangju Bank in 2005
(2)	Statutory tax rate for income earned after December 31, 2004 is enacted to change to 27.5% from 29.7%.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The Company established the valuation allowance in connection with four separate acquisitions of Woori Bank, Peace Bank (renamed Woori Credit Card Co., Ltd. and merged into Woori Bank, see Note 1), Kwangju Bank and Kyongnam Bank that occurred in 1998 and 2000.

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

During the years 2001 through 2005 to the extent that certain of the deferred tax assets were realized, the valuation allowances were reduced and recorded as a reduction of deficit equity (see Note 24). As of December 31, 2003, management believed it was more likely than not that certain subsidiaries would not generate sufficient profits to offset their tax losses and temporary differences. The Company’s net deferred tax assets are based on the expectation of future taxable income and utilization of tax planning strategies. Based on these factors, management believes it is more likely than not that the Company will realize net deferred tax assets of 788,575 million Won and 723,949 million Won as of December 31, 2004 and 2005.

In 2004, based on management’s analysis, it was determined that the majority of the remaining valuation allowances were no longer needed. The tax benefits related to the reversal of the valuation allowance in connection with the acquisition of Woori Bank, due to the utilization of pre-acquisition NOL carryforwards and deductible temporary differences has been reflected as a reduction of deficit equity. Deficit equity and core deposit intangible assets were credited to reverse valuation allowances established in connection with the acquisition of Kyongnam Bank. Deficit equity was credited to reverse valuation allowances established in connection with the acquisition of Kwangju Bank. Additionally, in 2005, deficit equity and core deposit intangible assets were credited to reverse valuation allowances established in connection with the acquisition of Kwangju Bank (see Note 24).

As of December 31, 2005, the Company has NOL carryforwards totaling 1,774,911 million Won that expire from 2006 to 2010. The valuation allowance recorded by the Company at December 31, 2005 mostly represents the NOL carryforwards which are more likely than not to expire unutilized.

32. Earnings Per Share

Basic EPS are calculated by dividing the net income (loss) applicable to common shares outstanding by the weighted average number of common shares deemed to be outstanding for the period. Diluted EPS is computed in a manner consistent with that of basic EPS while giving effect to all potentially dilutive common shares that were outstanding during the period, including stock compensation awards, bonds with detachable stock warrants and convertible debentures. Where the effect of this exercise or conversion would have been dilutive, net income available to common stockholders is adjusted by the applicable expenses on the potentially dilutive instruments. The adjusted net income is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilution resulting from the exercise of the Company’s stock compensation awards, bonds with detachable stock warrants and the conversion of convertible debentures.

In 2003, bonds with detachable stock warrants, which amounted to 614,803 million Won as of December 31, 2003, were excluded from the computation of diluted EPS due to their anti-dilutive effect since the

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

average quoted prices of the Company in 2003 were lower than the exercise price of detachable stock warrants (see Note 20). The total number of potential shares to be issued as of December 31, 2003, assuming that all stock warrants were exercised, was 3,699,041 shares. In 2003, 2004 and 2005, stock compensation awards were excluded from the computation of diluted EPS due to their anti-dilutive effect. The total numbers of potential shares to be issued as of December 31, 2003, 2004 and 2005, assuming that all stock options were vested and exercised, were 1,350,000 shares, 1,260,000 shares and 843,750 shares, respectively. Whereas convertible debentures were included in the computation of diluted EPS in 2004 and 2005, convertible debentures amounting to 130,198 million Won as of December 31, 2003 were excluded from the computation of diluted EPS in 2003 due to their anti-dilutive effect. The total number of potential shares to be issued as of December 31, 2003, assuming that all convertible debentures were exercised, was 21,939,168 shares.

The following table is a summary of the computation of EPS for the years ended December 31, 2003, 2004 and 2005:

	Korean Won (In millions of Won, except per share amount)
	2003	2004	2005
Basic income (loss) per share:
Income (loss) before extraordinary item	(672,334)	2,272,627	1,805,895
Extraordinary item	—	62,728	—

Net income (loss)	(672,334)	2,335,355	1,805,895
Weighted average number of common shares outstanding (shares in thousands)	771,724	778,167	804,389
Basic income (loss) per share before extraordinary item	(871)	2,920	2,245
Basic income per share from extraordinary item	—	81	—

Basic net income (loss) per share	(871)	3,001	2,245

Diluted income (loss) per share:
Income (loss) before extraordinary item	(672,334)	2,272,627	1,805,895
Plus: expense related to convertible debentures, net of tax	—	3,354	206

Income (loss) before extraordinary item for purpose of computing diluted income per share	(672,334)	2,275,981	1,806,101
Extraordinary item	—	62,728	—

Net income (loss)	(672,334)	2,338,709	1,806,101
Weighted average number of common shares outstanding (shares in thousands)	771,724	778,167	804,389
Dilutive effect of convertible debentures (shares in thousands)	—	21,066	1,477

Weighted average number of common shares outstanding—assuming dilution (shares in thousands)	771,724	799,233	805,866
Diluted income (loss) per share before extraordinary item	(871)	2,848	2,241
Diluted income per share from extraordinary item	—	78	—

Diluted net income (loss) per share	(871)	2,926	2,241

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

33. Employee Severance Plan

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

The Company records the vested benefit obligation at the balance sheet date assuming all employees were to terminate their employment as of that date in accordance with EITF Issue No. 88-1, “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan.” Such vested benefit obligation is based on the severance payment due on termination as determined under Korean law and does not take into account future compensation increase or discount rate assumptions. The change in the vested benefit obligation during the year is recorded as the current year’s severance expense. The severance benefits program in the Republic of Korea is similar to a defined benefit plan in the United States. Generally, in the United States, plan assets are maintained by an independent trustee and therefore, the benefit obligation is recorded net of plan assets. In Korea, the Company makes deposits for severance payments with Korean insurance companies (see Note 5), however, such deposits do not meet the definition of “plan assets” as defined under U.S. GAAP and are, therefore, recorded in the consolidated financial statements of the Company.

Accrued employee severance plan obligations included in “Other liabilities” as of December 31, 2003, 2004 and 2005 were as follows:

	Korean Won (in millions)
	2003	2004	2005
Balance as of January 1,	134,116	219,826	308,530
Severance plan expense	94,661	110,699	120,799
Plan payments	(8,951)	(21,995)	(36,550)
Other (1)	—	—	(16,489)

Balance as of December 31,	219,826	308,530	376,290
Contribution to national pension fund	(436)	(359)	(103)

	219,390	308,171	376,187

(1)	Represents decrease due to the merger of Woori Securities Co., Ltd. into LG Investment & Securities Co., Ltd. (see Note 3).

The Company expects to make the following future severance payments to its employees upon their normal retirement age:

Korean Won (in millions)
Expected payments in 2006	48
Expected payments in 2007	169
Expected payments in 2008	83
Expected payments in 2009	256
Expected payments in 2010	3,068
Expected payments from 2011 to 2015	23,935

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement dates. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance payment”). Such withdrawal was included in the amount of plan payments. Total interim severance payments made by the Company were 1,030 million Won, 2,521 million Won and 12,477 million Won in 2003, 2004 and 2005, respectively.

In addition to regular termination benefits, the Company paid special termination benefits of 25,481 million Won, 21,095 million Won and 65,286 million Won for the years ended December 31, 2003, 2004 and 2005, respectively, to 355 employees, 211 employees and 419 employees who accepted early retirement.

34. Fair Value of Financial Instruments

The fair value of financial instruments is defined as the value at which positions could be closed out or sold in a transaction with a willing and knowledgeable third party. Fair value is based on quoted market prices, where available. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. As a result, the fair values presented are estimates derived using present value or other valuation techniques and may not be indicative of net realizable value. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values. Certain financial instruments and all non-financial instruments are excluded from the scope of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.” Accordingly, the fair value disclosures required by SFAS No. 107 provide only a partial estimate of the fair value of the Company.

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

The following section summarizes the methods and assumptions used by the Company, by financial instrument, in estimating fair value:

Assets and liabilities for which fair value approximates carrying value: The carrying values of certain financial assets and liabilities reported at cost, including cash and cash equivalents, restricted cash, interest-bearing deposits in other banks, call loans and securities purchased under resale agreements, accrued interest receivable and payable, due from customers on acceptances and acceptances outstanding, dividends receivable, security deposits, non-interest-bearing deposits, call money, other borrowed funds and security deposits received are considered to approximate their fair values due to their short-term nature and negligible credit losses.

Securities and trading assets and liabilities: Fair values for trading assets, securities available-for-sale and trading liabilities (including trading derivative financial instruments) are the amounts recognized in the consolidated balance sheets, which are based on market prices, where available. Fair values of held-to-maturity securities are also based on market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments except in the case of certain swaps where pricing models are used.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Other investment assets: Other investment assets consist primarily of non-marketable equity securities, restricted stock and investments in affiliates. The fair values of these investments are based on the estimation of market value or latest obtainable net asset value of the investee.

Loans: Loans are net of specific and general provisions for impairment. The fair values of fixed rate loans are estimated by discounting contractual cash flows based on current rates at which similar loans would be made to borrowers for the same maturities. The fair values of variable rate loans that reprice frequently with no significant changes in credit risk are considered to approximate their carrying values in the consolidated balance sheets.

Loans held for sale: Loans held for sale are carried at the lower of aggregate cost or market value. The fair values of loans held for sale are based on the commitments on hand from KHFC.

Interest-bearing deposits: The fair values of fixed rate interest-bearing deposits are estimated by discounting cash flows based on current interest rates being offered for deposits of similar types and with similar remaining maturities. The fair values of variable rate interest-bearing deposits are considered to approximate their carrying values in the consolidated balance sheets.

Secured borrowings and long-term debt: The aggregate fair values are based on quoted market prices, where available. For those notes where quoted market prices are not obtainable, a discounted cash flow model is used based on the current rates for issues with similar remaining maturities.

Derivative financial instruments: All derivatives are recognized on the balance sheet at fair value based on quoted market prices or dealer quotes where available. If quoted market prices are not available, pricing or valuation models are applied to current market information to estimate fair value (see Note 35).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The estimated fair values of the Company’s financial instruments as of December 31, 2003, 2004 and 2005 were as follows:

	Korean Won (in millions)
	2003		2004		2005
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	2,550,538	2,550,538	2,311,350	2,311,350	4,004,825	4,004,825
Restricted cash	3,222,283	3,222,283	2,391,906	2,391,906	4,651,210	4,651,210
Interest-bearing deposits in other banks	1,640,210	1,640,210	990,100	990,100	1,552,606	1,552,606
Call loans and securities purchased under resale agreements	1,126,988	1,126,988	1,499,041	1,499,041	1,425,644	1,425,644
Trading assets	4,290,814	4,290,814	6,989,381	6,989,381	4,889,202	4,889,202
Available-for-sale securities	12,407,889	12,407,889	12,302,393	12,302,393	18,287,971	18,287,971
Held-to-maturity securities	9,801,533	10,143,290	8,406,260	8,763,901	9,637,804	9,613,695
Other investment assets	792,746	1,148,511	1,138,180	1,750,636	1,397,268	3,666,232
Loans, net	85,586,953	85,294,625	88,705,196	88,361,117	102,630,483	102,091,537
Due from customers on acceptances	420,859	420,859	337,599	337,599	355,471	355,471
Accrued interest and dividends receivable	746,765	746,765	557,700	557,700	702,681	702,681
Loans held for sale	—	—	26,015	26,015	43,778	43,778
Other assets—hedging derivatives	56,307	56,307	9,928	9,928	3,528	3,528
Other assets—security deposits	997,105	997,105	980,975	980,975	991,371	991,371

Financial liabilities:
Interest-bearing deposits	85,481,655	85,320,538	86,339,328	85,626,525	99,608,926	99,192,131
Non-interest bearing deposits	3,520,977	3,520,977	3,713,752	3,713,752	4,537,989	4,537,989
Call money	412,078	412,078	689,390	689,390	325,701	325,701
Trading liabilities	473,074	473,074	1,628,088	1,628,088	1,339,223	1,339,223
Acceptances outstanding	420,859	420,859	337,599	337,599	355,471	355,471
Other borrowed funds	9,345,210	9,345,210	9,114,759	9,114,759	9,909,376	9,909,376
Secured borrowings	4,321,289	4,198,905	2,352,312	2,370,796	2,556,605	2,554,364
Long-term debt	14,916,813	14,827,144	15,661,605	15,857,736	21,849,694	21,425,270
Accrued interest payable	1,617,963	1,617,963	1,713,276	1,713,276	1,720,562	1,720,562
Other liabilities—hedging derivatives	5,046	5,046	2,346	2,346	54,748	54,748
Other liabilities—security deposits received	143,636	143,636	115,021	115,021	116,852	116,852

The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit and other credit-related commitments are immaterial to the consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

35. Derivative Financial Instruments and Hedging Activities

In the normal course of business, the Company enters into derivatives and foreign exchange spot contracts to meet the financing needs of its customers. The Company also uses derivative instruments in managing its own trading and asset-liability management exposures to fluctuations in interest rates and foreign exchange risks. The total notional amounts of the derivative contracts that the Company entered into as of December 31, 2003, 2004, and 2005, respectively, were as follows:

	Korean Won (in millions)
	2003	2004	2005
Interest rate derivatives	8,564,339	14,871,839	24,123,506
Foreign currency derivatives	17,467,735	35,686,145	42,886,355
Equity derivatives	973,985	1,790,177	4,078,423
Credit derivatives	107,802	83,504	60,780

	27,113,861	52,431,665	71,149,064

The combined aggregate notional amount by contractual maturities of the derivative contracts as of December 31, 2005 was as follows:

	Korean Won (in millions)
	Due in one year or less	Due after one year through five years	Due after five years	Total
Interest rate derivatives	6,512,675	14,978,643	2,632,188	24,123,506
Foreign currency derivatives	29,226,189	12,078,712	1,581,454	42,886,355
Equity derivatives	3,437,513	638,856	2,054	4,078,423
Credit derivatives	50,650	10,130	—	60,780

	39,227,027	27,706,341	4,215,696	71,149,064

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

Derivative instruments may expose the Company to market risk or credit risk in excess of the amounts recorded on the balance sheet. Market risk arises due to market price, interest rate and foreign exchange rate fluctuations that may result in a decrease in the market value of a financial instrument and/or an increase in its funding cost. Exposure to market risk is managed through position limits and other controls and by entering into

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

hedging transactions which result in economic hedges. Credit risk is the possibility that loss may occur from a third party’s failure to perform according to the terms of the contract if the value of collateral held, if any, was not adequate to cover such losses. Credit risk is controlled through credit approvals, limits and monitoring procedures based on the same credit policies used for on-balance-sheet instruments. Generally, collateral or other security is not required. The amount of collateral obtained, if any, is based on the nature of the financial instrument and management’s credit evaluation of each counterparty.

The majority of the Company’s derivatives do not qualify as hedges pursuant to SFAS No. 133, except for certain derivatives which qualify as fair value hedges under the short-cut method. Fair values of derivatives not qualifying for hedge accounting are reflected in “Trading assets” or “Trading liabilities” and any changes in fair values related to these derivatives transactions are reflected in “Trading revenue, net.” However, the fair values of derivatives qualifying for hedge accounting are included in “Other assets” or “Other liabilities” and the earnings impact of these fair value hedges and the change in fair value attributable to the risk being hedged for the hedged item are included in “Other non-interest income” or “Other non-interest expenses.”

36. Commitments and Contingencies

Legal proceedings

In the normal course of business, the Company has been named as a defendant in various lawsuits claiming damages amounting to 689 billion Won as of December 31, 2005. Among the lawsuits in which the Company is a defendant, in October 2001 and October 2002, Hanvit Bank (renamed Woori Bank), two other domestic banks, and others were named as defendants in three lawsuits alleging damages of US$880 million in the United States. The plaintiffs, Filler et al., Baker et al. and Stonington Partners, Inc. et al., alleged that the defendants aided and abetted Lernout & Hauspie Speech Products N.V. in the commission of an alleged fraud and were jointly liable for the losses arising from the Lernout & Hauspie Speech Products N.V.’s fraudulent financial statement presentation by aiding and assisting in such actions. However, the court dismissed the complaints without prejudice due to the lack of diversity and federal jurisdiction and requisite specificity required for federal claims. The complaints were subsequently vacated by the court. In December 2003, amended complaints were filed by the plaintiffs Filler et al. and Baker et al. However, on March 15, 2006, the court dismissed the amended complaints on the ground of insufficient evidence. In August 5, 2005, Woori Bank and three other domestic banks were named as defendants in another lawsuit in connection with this matter alleging damage of US$50 million. Scott L. Baena, the plaintiff and the Liquidation Trustee of the Lernout & Hauspie Speech Products N.V., alleged that the defendants assisted Lernout & Houspie Korea, a Korean subsidiary of Lernout & Hauspie Speech Products N.V., in falsely inflating its financial results by entering into certain transactions with Lernout & Houspie Korea and consequently harmed Lernout & Hauspie Speech Products N.V. The lawsuit is still in process. The Company has determined that a loss is not probable for these lawsuits at this time as defined by SFAS No. 5, “Accounting for Contingencies.” The Company has filed lawsuits asking for damages amounting to approximately 1,301 billion Won as of December 31, 2005.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Lease commitments

The Company leases certain office space and equipment under non-cancelable agreements. Future minimum rental commitments for non-cancelable leases as of December 31, 2005 were as follows:

	Korean Won (in millions)
	Capitalized leases	Operating leases
2006	14,486	90,850
2007	5,645	15,528
2008	3,099	15,456
2009	3,440	15,460
2010	59	15,484
2011 and thereafter	—	28,714

Total minimum lease payments	26,729	181,492

Amount representing interest	(1,840)

Present value of minimum lease payments	24,889

Total rental expense for the years ended December 31, 2003, 2004 and 2005 was 105,785 million Won, 137,177 million Won and 124,858 million Won, respectively.

In lieu of rent, certain lease agreements require the Company to advance a non-interest-bearing refundable deposit to the landlord for the landlord’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Company has recorded an equal amount of rent expense and interest income related to these leases of 39,050 million Won, 36,521 million Won and 32,635 million Won on deposit balances of 976,239 million Won, 961,077 million Won and 971,345 million Won for the years ended December 31, 2003, 2004 and 2005, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

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

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

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

Management computes specific and probable loss components for credit-related commitments. As of December 31, 2003, 2004 and 2005, the allowance for credit-related commitments amounted to 457,777 million Won, 225,727 million Won and 128,450 million Won, respectively, which is reported in “Other liabilities.”

As of December 31, 2003, 2004 and 2005, the financial instruments whose contract amounts represent credit risk to the Company were as follows:

	Korean Won (in millions)
	Contract Amount
	2003	2004	2005
Guarantees	1,666,126	1,275,871	1,793,488
Commercial letters of credit	3,136,744	2,911,244	2,666,060
Unused lines of credit:
Commercial	20,151,869	26,449,553	40,081,532
Credit cards	9,173,244	14,358,883	14,223,385
Consumer	4,716,446	4,822,731	4,925,463
Commitments to extend credit:
Original term to maturity of less than one year	175,600	31,100	—
Original term to maturity of more than one year	1,081,453	1,319,505	1,748,623

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2003, 2004 and 2005 were as follows:

	Korean Won (in millions)
	2003	2004	2005
Short-term and long-term deposits	236,686	234,992	370,889
Trading securities	58,227	43,119	—
Available-for-sale securities	960,322	1,783,396	3,318,142
Held-to-maturity securities	6,628,564	6,793,279	4,489,048
Loans	2,224,745	459,458	399,593
Other pledged assets	12,039	33,979	113,917

Total	10,120,583	9,348,223	8,691,589

Joint Venture Master Agreement on non-performing loans

On September 5, 2002, the Company entered into a Joint Venture Master Agreement with Lehman to co-manage certain non-performing loans. According to the agreement, Woori F&I Co., Ltd. and an affiliate of Lehman jointly established JV SPVs during 2002 and 2003 to purchase non-performing loans from the Company. The agreement also includes Lehman or its affiliates acquiring 49% of the shares of Woori Capital

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Advisors Asset Management Co., Ltd. from Woori F&I Co., Ltd. and purchasing up to US$250 million of convertible bonds issued by the Company. A total of 130,198 million Won of convertible debentures were issued in 2002 and 2003 under this agreement, all of which were converted in 2004 and 2005 (see Note 20). 49% of the shares of Woori Capital Advisors Asset Management Co., Ltd., acquired by a Lehman’s affiliate in 2002 in accordance with the agreement, were transferred to Woori F&I Co., Ltd. on October 28, 2005, and accordingly, Woori F&I Co., Ltd. wholly owned Woori Capital Advisors Asset Management Co., Ltd. as of December 31, 2005 (see Note 3). On October 27, 2005, Woori F&I Co., Ltd. and the Lehman’s affiliate who jointly owned JV SPVs agreed on a sale agreement to transfer 30% of interests in the JV SPVs held by Woori F&I Co., Ltd. to the Lehman’s affiliate. However, this sale transaction did not satisfy the criteria of SFAS No. 140 and did not qualify as a “true sale.” Therefore, the interests in the JV SPVs held by Woori F&I Co., Ltd. amounting to 38,281 million Won were reclassified from “Other Investments” to “Other Assets” and the consideration of 43,977 million Won received by Woori F&I Co., Ltd. through the transaction was recorded as “Secured Borrowings” as of the transaction date in accordance with SFAS No. 140.

Obligation under guarantees

The Company provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The table below summarizes all of the Company’s guarantees under FIN No. 45 as of December 31, 2005. The maximum potential amount of future payments represents the notional amount that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

	Korean Won (in millions)
	Expire within one year	Expire after one year	Total	Maximum potential amount of future payment
Financial guarantees	223,218	73,359	296,577	296,577
Performance guarantees	930,324	566,587	1,496,911	1,496,911
Liquidity facilities to SPEs	2,298,131	—	2,298,131	2,298,131
Loans sold with recourse to KAMCO	—	17,050	17,050	17,050
Credit derivatives	50,650	10,130	60,780	60,780

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

The Company typically has recourse to recover from the customer any amounts paid under these guarantees; in addition, the Company may hold cash or other highly liquid collateral to support these guarantees. In connection with financial guarantees and performance guarantees, the Company has recognized unearned income amounting to 6,390 million Won, 5,792 million Won and 6,567 million Won as of December 31, 2003, 2004 and 2005, respectively. Unearned income is included in “Other liabilities.”

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines to SPEs. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Company had commitments to provide liquidity to SPEs in amounts up to 566,497 million Won, 1,198,410 million Won and 2,298,131 million Won as of December 31, 2003, 2004 and 2005, respectively. Although the Company did not sell assets to some of these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. The Company has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

Loans sold subject to repurchase obligation represent certain non-performing loans the Company sold to KAMCO prior to 2000. As of December 31, 2003, 2004 and 2005, the Company recorded a liability of 134,753 million Won, 21,843 million Won and 5,685 million Won, respectively, representing its estimated repurchase obligation under the sales agreements.

The Company has entered into credit derivatives with unrelated parties for credit enhancement purposes. These derivatives are recorded on the balance sheet at fair value. As of December 31, 2003, 2004 and 2005, these credit derivatives had an aggregate notional amount of 107,802 million Won, 83,504 million Won and 60,780 million Won, respectively, which represents the maximum potential amount of future payments on the contracts. The carrying amount of these derivatives amounted to 10,483 million Won, net of assets, 504 million Won, net of assets, and 141 million Won, net of liabilities, as of December 31, 2003, 2004 and 2005, respectively.

In the normal course of the Company’s business, indemnification clauses are often included in standard contractual terms with an assessment that risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected on the consolidated balance sheet as of December 31, 2003, 2004 and 2005 related to these indemnifications.

37. Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 97.70%, 97.64% and 97.63% of the Company’s loan portfolio as of December 31, 2003, 2004 and 2005, respectively. Investments in debt and equity securities of Korean entities comprised 97.83%, 97.54% and 97.82% of the Company’s investment portfolio as of December 31, 2003, 2004 and 2005, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The table below indicates major products including both on-balance sheet (principally loans) and off-balance sheet (principally unused lines of credit) exposures as of December 31:

	Korean Won (in millions)
	2003			2004			2005
	Credit exposure	On-balance sheet (1)	Off-balance sheet	Credit exposure	On-balance sheet (1)	Off-balance sheet	Credit exposure	On-balance sheet (1)	Off-balance sheet
Commercial loans (1)	80,592,952	54,381,160	26,211,792	88,065,550	56,078,277	31,987,273	108,236,682	61,946,979	46,289,703
Credit cards	13,137,197	3,963,953	9,173,244	16,486,859	2,127,976	14,358,883	16,315,145	2,091,760	14,223,385
Consumer	35,157,239	30,440,793	4,716,446	37,429,309	32,606,578	4,822,731	45,366,159	40,440,696	4,925,463

Total	128,887,388	88,785,906	40,101,482	141,981,718	90,812,831	51,168,887	169,917,986	104,479,435	65,438,551

(1)	Includes loans and due from customers on acceptances and excludes unearned income.

38. Related Party Transactions

The Company considers transactions with its majority shareholder (KDIC), directors, employees and trust accounts to be related party transactions. A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits and debt securities. These transactions are carried out on commercial terms and conditions and at market rates.

Loans to related parties

The table below summarizes the changes in the amount of loans to KDIC, trust accounts, directors and executive officers, and employees.

	Korean Won (in millions)
	2003			2004			2005
	KDIC	Directors	Employees	KDIC	Directors	Employees	KDIC	Directors	Employees
Loan as of January 1	—	—	195,209	25,600	17	204,861	25,600	49	191,241
New loans	25,600	17	12,273	—	61	—	—	16	7,771
Repayments	—	—	(2,621)	—	(29)	(13,620)	—	—	(7,324)

Loan as of December 31	25,600	17	204,861	25,600	49	191,241	25,600	65	191,688

Other balances as of December 31, 2003, 2004 and 2005 and the related expense and income for the years then ended for related party transactions were as follows:

	Korean Won (in millions)
	2003				2004				2005
	KDIC	Trust (1)	Directors	Employees	KDIC	Trust (1)	Directors	Employees	KDIC	Trust (1)	Directors	Employees
Debt securities	8,500,506	—	—	—	6,976,878	—	—	—	3,044,147	—	—	—
Other assets	502,243	3,889	—	—	294,039	3,812	—	—	256,973	5,993	—	—
Other borrowed funds	—	1,611,050	—	—	—	826,677	—	—	—	764,478	—	—
Fees and commissions income	—	45,404	—	—	—	39,508	—	—	—	13,182	—	—
Interest income on loans	191	—	1	8,940	1,164	1	2	6,082	1,160	—	5	6,998
Interest income on securities	647,196	—	—	—	568,225	—	—	—	151,081	—	—	—
Interest expense on other borrowed funds	—	38,812	—	—	—	39,418	—	—	—	35,597	—	—
Trading revenue, net	641	—	—	—	884	—	—	—	2,283	—	—	—
Investment securities gain, net	4,551	—	—	—	318	—	—	—	669	—	—	—

(1)	See Note 41

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

39. Subsidiaries

Subsidiaries of the Holding Company as of December 31, 2005 were as follows:

Subsidiary name	Country of incorporation	Percentage of ownership (1)
Woori Finance Information System Co., Ltd.	Korea	100.00%
NexBI Tec Co., Ltd.	Korea	50.50%
Woori Asset Management Co., Ltd.	Korea	100.00%
Woori Private Equity Co., Ltd.	Korea	100.00%
Woori F&I Co., Ltd.	Korea	100.00%
Woori Capital Advisors Asset Management Co., Ltd.	Korea	100.00%
Woori Third Asset Securitization Specialty Co., Ltd. (2)(3)	Korea	100.00%
Woori Bank	Korea	100.00%
Woori Credit Information Co., Ltd.	Korea	100.00%
P.T. Bank Woori Indonesia	Indonesia	95.18%
Woori America Bank	U.S.A.	100.00%
Hanvit LSP Finance Ltd. (2)(3)	Ireland	100.00%
Hanvit 9th ABS Specialty Co., Ltd. (2)(3)	Korea	2.90%
Hanvit 11th ABS Specialty Co., Ltd. (2)(3)	Korea	4.90%
CKH Investment Co., Ltd. (2)(3)	Korea	15.00%
Woori Ship Mortgage 1st ABS Specialty Co., Ltd. (2)(3)	Korea	0.10%
Woori Ship Mortgage 2-2 ABS Specialty Co., Ltd. (2)(3)	Korea	0.10%
Woori Aircraft Mortgage 1st Asset Securitization Specialty Co., Ltd. (2)(3)	Korea	0.10%
Peace 1st ABS Specialty Co., Ltd. (2)(3)	Korea	10.00%
Woori NSC First Asset Securitization Specialty Co. (2)(3)	Korea	0.10%
Swan SF Co., Ltd. (2)(3)	Korea	0.00%
Woori First Private Equity, L.P.	Korea	98.73%
Kyongnam Bank	Korea	100.00%
Kwangju Bank	Korea	100.00%

(1)	Direct and indirect ownership are combined. Cumulative losses applicable to minority interest that exceed minority interest in the subsidiaries’ capital are charged against majority interest.
(2)	Established as an SPE.
(3)	As the Company is deemed the primary beneficiary, these VIEs were included in the consolidated financial statements of the Company.

All holdings are in the common shares of the subsidiary concerned. Guaranteed trust accounts and certain VIEs, other than the SPEs listed above, which were consolidated as of December 31, 2005, are not included in the list of the subsidiaries (see Notes 1, 11 and 41).

40. Segment Reporting

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The Company used to have five reportable segments: Woori Bank and its subsidiaries, Kyongnam Bank and its subsidiaries, Kwangju Bank, Woori Credit Card Co., Ltd. and its subsidiaries, and Woori Investment Bank and its subsidiaries. After the merger of Woori Investment Bank into Woori Bank in 2003, Woori Investment Bank is no longer separately managed as a reportable segment. Its results for the year ended December 31, 2003 are included in those of Woori Bank for the year ended December 31, 2003. In the contrary, although Woori Credit Card Co., Ltd. was merged into Woori Bank in 2004, the

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

management of the Company continuously manages the credit card operation of Woori Bank separately as a reportable segment for making operating decisions. In addition, as a result of the acquisition of LG Investment & Securities Co., Ltd. in 2004, securities brokerage services operation of the Company is added as a new separately reportable segment for the year ended December 31, 2004. The segment reporting for the prior year is adjusted accordingly by reporting separately as securities brokerage services segment the results of Woori Securities Co., Ltd., which was the only subsidiary engaged in securities brokerage services before the investment in LG Investment & Securities Co., Ltd., for the year ended December 31, 2003. As of December 31, 2005, the securities brokerage services segment represents the operation of Woori Investment & Securities Co., Ltd., an entity which resulted from the merger between Woori Securities Co., Ltd. and LG Investment & Securities Co., Ltd. in 2005 (see Note 3). The Company’s reportable segments are based on individual entity’s history of operating as independent financial institutions prior to their acquisition by KDIC and the Company, the nature of the products and services provided, the type of class of customers and the Company’s management organization, and provide the basis on which the Company reports its segment information:

•	Woori Bank segment—Woori Bank has 14 subsidiaries, which are comprised of 1 domestic company, 2 overseas companies, 1 private equity fund and 10 SPEs. Woori Bank is engaged in the commercial banking business and foreign exchange operations. Woori Bank segment excludes the credit card operation of Woori Bank which is included in the credit card operation segment.

•	Kyongnam Bank segment—Kyongnam Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southeastern part of Korea.

•	Kwangju Bank segment—Kwangju Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southwestern part of Korea.

•	Credit card operation segment (formerly Woori Credit Card Co., Ltd. segment)—Woori Credit Card Co., Ltd. was engaged in the credit card business. On March 29, 2004, Woori Credit Card Co., Ltd. split off a part of its credit card business, which had been previously purchased from Kwangju Bank, and transferred it back to Kwangju Bank. In addition, on March 31, 2004, Woori Credit Card Co., Ltd. transferred all other assets and liabilities, including its credit card subscriber base, to Woori Bank and merged with Woori Bank (see Note 3). As of December 31, 2005, the credit card operation segment includes the credit card operation of Woori Bank.

•	Securities brokerage services segment—Woori Investment & Securities Co., Ltd. comprises this segment and provides a full range of brokerage services, investment advice and financial planning to retail customers, and various investment banking services to corporate customers. Woori Investment & Securities Co., Ltd. has 7 subsidiaries, which are comprised of 1 domestic company, 5 overseas companies and 1 SPE.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Summaries of the business segment results in 2003, 2004 and 2005 are shown in the following table:

Year ended December 31, 2003	Korean Won (in millions)
	Woori Bank (1)	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Elimination (2)	Total
Operating income	8,489,814	789,778	599,863	995,189	164,034	752,158	(801,124)	10,989,712
Operating expenses	7,036,767	735,047	567,321	2,194,800	181,084	517,024	(473,393)	10,758,650

Segment result	1,453,047	54,731	32,542	(1,199,611)	(17,050)	235,134	(327,731)	231,062

Interest and dividend income	5,846,497	653,841	524,560	575,703	23,815	80,250	(140,715)	7,563,951
Interest expense	2,900,146	356,245	290,187	217,764	4,392	163,116	(89,448)	3,842,402

Net interest income (loss)	2,946,351	297,596	234,373	357,939	19,423	(82,866)	(51,267)	3,721,549
Provisions for loan and lease losses, and credit-related commitments	808,195	128,290	95,443	1,649,553	3,675	12,036	(18,081)	2,679,111
Non-interest income	2,643,317	135,937	75,303	419,487	140,219	671,908	(660,410)	3,425,761
Non-interest expenses	3,255,469	245,331	174,214	325,686	161,029	244,461	(381,461)	4,024,729

Net non-interest income (loss)	(612,152)	(109,394)	(98,911)	93,801	(20,810)	427,447	(278,949)	(598,968)
Depreciation and amortization	72,957	5,181	7,477	1,798	11,988	97,411	15,596	212,408

Net income (loss) before tax	1,453,047	54,731	32,542	(1,199,611)	(17,050)	235,134	(327,731)	231,062
Income tax expense (benefit)	105,447	(30,493)	(24,510)	120,960	(3,997)	11,214	67	178,688
Minority interest	2,169	—	—	—	—	1,730	(7,804)	(3,905)

Net income (loss) for the period	1,345,431	85,224	57,052	(1,320,571)	(13,053)	222,190	(319,994)	56,279
U.S. GAAP adjustments	(461,121)	(16,811)	20,780	(10,804)	13,079	(248,898)	(24,838)	(728,613)

Consolidated net income (loss)	884,310	68,413	77,832	(1,331,375)	26	(26,708)	(344,832)	(672,334)

Segments’ total assets	105,333,328	11,045,360	8,789,242	2,461,648	642,221	8,791,182	(8,295,261)	128,767,720
U.S. GAAP adjustments	(1,820,230)	(112,004)	(31,581)	1,587,088	1,360	1,911,500	(2,691,006)	(1,154,873)

Segments’ total assets	103,513,098	10,933,356	8,757,661	4,048,736	643,581	10,702,682	(10,986,267)	127,612,847

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Korean Won (in millions)
Year ended December 31, 2004	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Elimination (2)	Total
Operating income	11,480,204	793,418	612,902	665,181	178,728	1,896,942	(1,809,883)	13,817,492
Operating expenses	10,084,880	681,587	512,955	923,095	177,433	552,750	(349,944)	12,582,756

Segment result	1,395,324	111,831	99,947	(257,914)	1,295	1,344,192	(1,459,939)	1,234,736

Interest and dividend income	5,587,063	656,771	530,506	301,379	26,026	45,855	(161,800)	6,985,800
Interest expense	2,846,766	315,226	278,926	82,235	3,732	171,426	(51,480)	3,646,831

Net interest income (loss)	2,740,297	341,545	251,580	219,144	22,294	(125,571)	(110,320)	3,338,969
Provisions for loan and lease losses, and credit-related commitments	552,968	100,854	59,648	547,291	2,862	(2,059)	147,385	1,408,949
Non-interest income	5,865,941	133,793	82,281	300,032	152,701	1,847,799	(1,550,855)	6,831,692
Non-interest expenses	6,562,156	255,671	166,417	228,181	160,448	270,956	(364,822)	7,279,007

Net non-interest income (loss)	(696,215)	(121,878)	(84,136)	71,851	(7,747)	1,576,843	(1,186,033)	(447,315)
Depreciation and amortization	95,790	6,982	7,849	1,618	10,390	109,139	16,201	247,969

Net income (loss) before tax	1,395,324	111,831	99,947	(257,914)	1,295	1,344,192	(1,459,939)	1,234,736
Income tax expense (benefit)	(393,257)	2,595	27,676	—	854	11,176	294,072	(56,884)
Minority interest	503	—	—	—	—	1,774	(3,150)	(873)

Net income (loss) for the period	1,788,078	109,236	72,271	(257,914)	441	1,331,242	(1,750,861)	1,292,493
U.S. GAAP adjustments (3)	158,417	5,830	(30,669)	499,033	1,370	(1,326,102)	1,734,983	1,042,862

Consolidated net income	1,946,495	115,066	41,602	241,119	1,811	5,140	(15,878)	2,335,355

Segments’ total assets	106,743,462	12,042,717	9,890,728	1,766,283	6,153,320	10,370,206	(10,336,155)	136,630,561
U.S. GAAP adjustments (3)	(705,655)	(40,798)	17,679	(28,760)	(5,222,975)	(2,697,882)	2,961,589	(5,716,802)

Segments’ total assets	106,037,807	12,001,919	9,908,407	1,737,523	930,345	7,672,324	(7,374,566)	130,913,759

	Korean Won (in millions)
Year ended December 31, 2005	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Elimination (2)	Total
Operating income	11,078,292	816,491	673,914	570,447	1,536,120	2,285,678	(2,144,954)	14,815,988
Operating expenses	9,685,757	672,957	575,772	314,278	1,296,204	484,992	(359,676)	12,670,284

Segment result	1,392,535	143,534	98,142	256,169	239,916	1,800,686	(1,785,278)	2,145,704

Interest and dividend income	5,658,763	702,001	588,721	515,093	210,224	36,455	(22,512)	7,688,745
Interest expense	2,878,150	324,031	296,300	38,410	93,154	143,686	(37,597)	3,736,134

Net interest income (loss)	2,780,613	377,970	292,421	476,683	117,070	(107,231)	15,085	3,952,611
Provisions for loan and lease losses, and credit-related commitments	391,046	61,039	72,641	13,886	27,786	(614)	(18,986)	546,798
Non-interest income	5,419,529	114,490	85,193	55,354	1,325,896	2,249,223	(2,122,442)	7,127,243
Non-interest expenses	6,304,254	280,688	199,240	261,982	1,146,537	246,571	(300,757)	8,138,515

Net non-interest income (loss)	(884,725)	(166,198)	(114,047)	(206,628)	179,359	2,002,652	(1,821,685)	(1,011,272)
Depreciation and amortization	112,307	7,199	7,591	—	28,727	95,349	(2,336)	248,837

Net income before tax	1,392,535	143,534	98,142	256,169	239,916	1,800,686	(1,785,278)	2,145,704
Income tax expense (benefit)	151,806	10,856	(26,542)	70,447	72,037	27,181	6,398	312,183
Minority interest	538	—	—	—	7,223	1,548	135,991	145,300

Net income for the period	1,240,191	132,678	124,684	185,722	160,656	1,771,957	(1,927,667)	1,688,221
U.S. GAAP adjustments (3)	49,979	(8,078)	(13,179)	58,989	(73,192)	116,074	(12,919)	117,674

Consolidated net income	1,290,170	124,600	111,505	244,711	87,464	1,888,031	(1,940,586)	1,805,895

Segments’ total assets	126,557,197	14,098,938	11,697,181	2,906,248	9,196,415	12,642,498	(12,555,629)	164,542,848
U.S. GAAP adjustments (3)	(1,358,577)	(685)	4,025	(3,932)	(8,561,571)	182,334	110,259	(9,628,147)

Segments’ total assets	125,198,620	14,098,253	11,701,206	2,902,316	634,844	12,824,832	(12,445,370)	154,914,701

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(1)	Adjusted for the merger of Woori Investment Bank, which occurred on July 31, 2003.
(2)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under the management reporting system.
(3)	Includes adjustment for the application of the equity method under U.S. GAAP to the investments in Woori Investment & Securities Co., Ltd. (formerly LG Investment & Securities Co., Ltd.), which is included in the securities brokerage services segment and is consolidated under Korean GAAP.

The allowance for credit losses determined in accordance with U.S. GAAP for each of the segments as of December 31, 2003, 2004 and 2005 is summarized as follows:

	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Adjustment (1)	Total
As of December 31, 2003
Allowance for loan and lease losses	1,454,332	114,930	80,892	1,096,244	23,019	64,258	—	2,833,675
Allowance for credit-related commitments	364,258	12,195	10,078	71,246	—	—	—	457,777
Allowance for repurchase obligation	124,284	6,671	704	3,094	—	—	—	134,753

	1,942,874	133,796	91,674	1,170,584	23,019	64,258	—	3,426,205

As of December 31, 2004
Allowance for loan and lease losses	1,421,332	125,327	91,612	156,390	10,932	—	—	1,805,593
Allowance for credit-related commitments	174,578	9,372	10,233	31,544	—	—	—	225,727
Allowance for repurchase obligation	17,779	3,356	708	—	—	—	—	21,843

	1,613,689	138,055	102,553	187,934	10,932	—	—	2,053,163

As of December 31, 2005
Allowance for loan and lease losses	1,285,449	94,692	86,771	57,624	149,322	—	(149,322)	1,524,536
Allowance for credit-related commitments	95,171	7,001	12,368	13,910	11,659	—	(11,659)	128,450
Allowance for repurchase obligation	3,507	1,335	843	—	—	—	—	5,685

	1,384,127	103,028	99,982	71,534	160,981	—	(160,981)	1,658,671

(1)	Includes adjustment for the application of the equity method under U.S. GAAP to the investments in Woori Investment & Securities Co., Ltd. (formerly LG Investment & Securities Co., Ltd.), which is included in the securities brokerage services segment and is consolidated under Korean GAAP.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The charge-offs, including the charge-offs for repurchased loans, for each of the segments for the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

	Korean Won (in millions)
	Woori Bank (1)	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Total
2003	2,873,657	245,117	114,412	1,419,666	4,217	32,137	4,689,206
2004	1,064,167	115,348	71,466	1,027,455	18,175	64,258	2,360,869
2005	536,583	74,768	72,604	168,494	—	—	852,449

(1)	Adjusted for the merger of Woori Investment Bank, which occurred on July 31, 2003.

Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

41. Trust Accounts

The Company manages funds on behalf of its customers through the operation of various trust accounts in accordance with the Korean Trust Law and the Korean Trust Business Act. Trust accounts are classified into performance based trusts and guaranteed trusts.

For performance based trusts, amounts due to trust beneficiaries are based solely on the interest, dividends and gains/losses on asset sales. The performance based trusts do not represent assets and liabilities of the Company, are recorded in separate accounts from those of the banking business and are excluded from the consolidated financial statements. The Company also borrows from these trusts (see Notes 18 and 38). The total amounts of assets managed in these performance based trusts were 12,708,259 million Won, 9,673,898 million Won and 5,577,314 million Won as of December 31, 2003, 2004 and 2005, respectively.

Guaranteed Principal Money Trusts require the Company to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Company guarantees a specified rate of return on Guaranteed Fixed Rate Money Trusts. As a result of these guarantees the potential risk and rewards generated from guaranteed trusts are transferred to the Company, therefore, such trusts are subject to consolidation by the Company. The accounts of such trusts are included in the accompanying consolidated financial statements. Total assets of the consolidated trust accounts as of December 31, 2003, 2004 and 2005 were 1,994,120 million Won, 2,292,985 million Won and 2,057,154 million Won, respectively, and mainly consist of trading securities, loans and other assets. Liabilities of these trust accounts mainly consist of deposits from customers which amounted to 1,643,433 million Won, 2,029,728 million Won and 1,898,532 million Won as of December 31, 2003, 2004 and 2005, respectively (see Note 17).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

42. Parent Company

Condensed financial information of the parent company is as follows:

Condensed balance sheets

	Korean Won
	2003	2004	2005
	(in millions)
Assets
Interest bearing deposits in other banks:
Bank Subsidiaries	349,585	56,099	104,072
Investment in subsidiaries:
Bank Subsidiaries	6,237,957	7,749,765	9,548,556
Non-bank subsidiaries	558,482	948,056	970,036
Other assets	61,395	19,419	14,609

Total assets	7,207,419	8,773,339	10,637,273

Liabilities
Losses of investee in excess of investment made:
Non-bank subsidiaries	898,095	—	—
Other borrowed funds	—	100,000	150,000
Long-term debt	2,620,144	2,179,288	2,146,203
Other liabilities	33,226	30,108	20,003

Total liabilities	3,551,465	2,309,396	2,316,206

Stockholders’ equity	3,655,954	6,463,943	8,321,067

Total liabilities and stockholders’ equity	7,207,419	8,773,339	10,637,273

Condensed statements of income (loss)

	Korean Won
	2003	2004	2005
	(in millions)
Interest and dividend income
Deposits in other banks:
Bank Subsidiaries	5,066	10,605	4,309
Others	1	65	2,350
Investment securities:
Bank Subsidiaries	26,397	8,018	2,675
Non-bank subsidiaries	25,595	13,397	12,287
Others	9,190	—	1,944

Total interest and dividend income	66,249	32,085	23,565

Non-interest income	322	2,159	34,013

Total operating income	66,571	34,244	57,578

Interest expense
Other borrowed funds:
Others	—	1,477	4,922
Long-term debt	138,392	142,276	113,190
Other	—	—	449

Total interest expense	138,392	143,753	118,561

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Korean Won
	2003	2004	2005
	(in millions)
Non-interest expense	20,186	29,943	78,351

Total operating expense	158,578	173,696	196,912

Loss before equity in net income (loss) of subsidiaries	(92,007)	(139,452)	(139,334)

Equity in net income (loss) of subsidiaries:
Bank Subsidiaries	728,733	2,306,731	1,754,680
Non-bank subsidiaries	(1,309,060)	105,348	190,549

Total equity in net income (loss) of subsidiaries	(580,327)	2,412,079	1,945,229

Extraordinary item, remaining excess of fair value over cost of acquired net assets	—	62,728	—

Net income (loss)	(672,334)	2,335,355	1,805,895

Condensed statements of cash flows

	Korean Won
	2003	2004	2005
	(in millions)
Cash flows from operating activities:
Net income (loss)	(672,334)	2,335,355	1,805,895
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income (loss) of subsidiaries	580,327	(2,412,079)	(1,945,229)
Dividends received from subsidiaries:
Bank Subsidiaries	527,190	661,125	54,412
Non-bank subsidiaries	25,800	39,186	14,323
Extraordinary gain	—	(62,728)	—
Others	(26,069)	(24,310)	221,136

Net cash provided by operating activities	434,914	536,549	150,537

Cash flows from investing activities:
Net changes in investment in subsidiaries:
Non-bank subsidiaries	(440,512)	(411,138)	—
Others	(74)	(490)	(11)

Net cash used in investing activities	(440,586)	(411,628)	(11)

Cash flows from financing activities:
Net increase (decrease) in other borrowed funds	(300,000)	100,000	50,000
Net increase (decrease) in long-term debt	601,387	(440,856)	(33,085)
Cash dividends paid	(57,262)	(77,551)	(119,468)
Proceeds from issuance of common stock	37,877	—	—

Net cash provided by (used in) financing activities	282,002	(418,407)	(102,553)

Net increase (decrease) in cash and cash equivalents	276,330	(293,486)	47,973
Cash and cash equivalents, beginning of year	73,255	349,585	56,099

Cash and cash equivalents, end of year	349,585	56,099	104,072