Form 20-F
period 2006-12-31
WOORI FINANCE HOLDINGS CO LTD
filed 2007-06-27
CIK 1264136

As filed with the Securities and Exchange Commission on June 27, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

806,012,782 shares of Common Stock, par value (Won)5,000 per share

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 has been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 29, 2006, which was (Won)930.0 = US$1.00.

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

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report could include, but are not limited to:

•	general economic and political conditions in Korea or other countries that have an impact on our business activities or investments;

•	the monetary and interest rate policies of Korea;

•	inflation or deflation;

•	unanticipated volatility in interest rates;

•	foreign exchange rates;

•	prices and yields of equity and debt securities;

•	the performance of the financial markets in Korea and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environment in Korea; and

•	regional or general changes in asset valuations.

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

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISERS

Not Applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3. KEY INFORMATION

Item 3A. Selected Financial Data

Unless otherwise indicated, the selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by Deloitte Anjin LLC, an independent registered public accounting firm.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated Income Statement Data

	Year ended December 31,
	2002		2003		2004 (1)		2005 (1)		2006		2006 (2)
	(in billions of Won except per share data)										(in millions of US$ except per share data)
Interest and dividend income	(Won)	6,950	(Won)	7,520	(Won)	7,235	(Won)	7,209	(Won)	9,365	US$	10,070
Interest expense		3,991		4,117		3,809		3,727		5,465		5,877

Net interest income		2,959		3,403		3,426		3,482		3,900		4,193
Provision for loan losses		1,247		2,313		652		308		509		547
Provision for credit-related commitments (reversal of provision) (3)		106		201		43		(39)		107		115
Other provision (reversal of provision) (4)		146		102		(6)		17		36		39
Non-interest income		1,784		1,435		1,953		1,916		2,424		2,606
Non-interest expense		2,579		2,636		2,809		2,933		3,098		3,331
Income tax expense (benefit)		363		254		(392)		366		620		667
Minority interest		6		4		1		7		3		3

Income (loss) from continuing operations		296		(672)		2,272		1,806		1,951		2,097
Income (loss) from discontinued operations (5)		718		—		—		—		—		—

Extraordinary gain		—		—		63		—		—		—
Net income (loss)		1,014		(672)		2,335		1,806		1,951		2,097
Other comprehensive income (loss), net of tax		(182)		97		107		106		477		542
Comprehensive income (loss)	(Won)	832	(Won)	(575)	(Won)	2,442	(Won)	1,912	(Won)	2,428	US$	2,639

Per common share data:
Net income (loss) per share—basic	(Won)	1,353	(Won)	(871)	(Won)	3,001	(Won)	2,245	(Won)	2,420	US$	2.60
Income (loss) per share from continuing operations—basic		395		(871)		2,920		2,245		2,420		2.60
Income (loss) per share from discontinued operations—basic		958		—		—		—		—		—
Extraordinary item—basic		—		—		81		—		—		—
Weighted average common shares outstanding—basic (in thousands)		749,383		771,724		778,167		804,389		806,013		806,013
Net income (loss) per share—diluted (6)	(Won)	1,349	(Won)	(871)	(Won)	2,926	(Won)	2,241	(Won)	2,420	US$	2.60
Income (loss) per share from continuing operations—diluted		394		(871)		2,848		2,241		2,420		2.60
Income (loss) per share from discontinued operations—diluted		955		—		—		—		—		—
Extraordinary item—diluted		—		—		78		—		—		—
Weighted average common shares outstanding—diluted (in thousands)		751,785		771,724		799,233		805,866		806,013		806,013
Cash dividends paid per share (7)	(Won)	250	(Won)	100	(Won)	150	(Won)	400	(Won)	600	US$	0.65

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

(2)

Won amounts are expressed in U.S. dollars at the rate of (Won)930.0 to US$1.00, the noon buying rate in effect on December 29, 2006 as quoted by the Federal Reserve Bank of New York in the United States.

(3)

The reversal of provisions in 2005 resulted from subsequent changes in our estimation of losses related to our credit-related commitments. We determined in 2005 that a portion of our allowances for losses on credit-related commitments were no longer needed, and accordingly reversed the related portions of the provisions we had initially allocated during the year.

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

(6)

In the diluted earnings per share calculation, our convertible bonds and warrants outstanding in 2002 and our convertible bonds outstanding in 2004 and 2005 are assumed to have been converted into shares of our common stock, while options outstanding to purchase our common stock in 2002, 2003, 2004, 2005 and 2006 are not deemed to have been exercised. We had no convertible bonds outstanding in 2006. See Note 32 of the notes to our consolidated financial statements.

(7)

Amounts shown for each year are cash dividends per share relating to such year, which were declared and paid in the following year. U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless those periods are the same. With respect to the 2002 fiscal year, we paid dividends in 2003 of (Won)250 per common share ($0.21 per common share at the noon buying rate in effect on December 31, 2002) to our stockholders other than the Korea Deposit Insurance Corporation, or the KDIC. With respect to the 2003 fiscal year, we paid dividends in 2004 of (Won)100 per common share ($0.08 per common share at the noon buying rate in effect on December 31, 2003) to our stockholders, including the KDIC. With respect to the 2004 fiscal year, we paid dividends in 2005 of (Won)150 per common share ($0.14 per common share at the noon buying rate in effect on December 31, 2004) to our stockholders, including the KDIC. With respect to the 2005 fiscal year, we paid dividends in 2006 of (Won)400 per common share ($0.40 per common share at the noon buying rate in effect on December 30, 2005) to our stockholders, including the KDIC. With respect to the 2006 fiscal year, we paid dividends in 2007 of (Won)600 per common share ($0.65 per common share at the noon buying rate in effect on December 29, 2006) to our stockholders, including the KDIC. See “Item 8A. Consolidated Statements and Other Financial Information—Dividends.”

Consolidated Balance Sheet Data

	As of December 31,
	2002		2003		2004		2005		2006		2006 (1)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents (2)	(Won)	5,149	(Won)	5,399	(Won)	4,315	(Won)	8,280	(Won)	7,935	US$	8,532
Restricted cash (2)		779		373		388		376		243		262
Interest-earning deposits in other banks		1,826		1,640		990		1,553		1,582		1,701
Call loans and securities purchased under resale agreements		629		1,127		1,499		1,426		940		1,011
Trading assets		3,790		4,291		6,989		4,889		7,576		8,146
Available-for-sale securities		10,846		12,408		12,302		18,288		28,174		30,295
Held-to-maturity securities (fair value of (Won)11,799 billion in 2001, (Won)10,448 billion in 2002, (Won)10,143 billion in 2003, (Won)8,763 billion in 2004, (Won)9,613 billion in 2005 and (Won)8,595 billion ($9,242 million) in 2006)		9,959		9,801		8,406		9,638		8,614		9,262
Other investment assets (3)		731		793		1,138		1,397		1,568		1,686
Loans (net of allowance for loan losses of (Won)3,770 billion in 2002, (Won)2,834 billion in 2003, (Won)1,806 billion in 2004, (Won)1,525 billion in 2005 and (Won)1,855 billion ($1,995 million) in 2006)		76,485		85,587		88,705		102,630		131,928		141,858
Due from customers on acceptances		461		421		338		355		267		287
Premises and equipment, net		2,249		2,151		2,110		2,060		2,149		2,311
Accrued interest and dividends receivable		672		747		558		703		865		930
Assets held for sale		240		—		26		49		81		87
Goodwill		—		25		22		48		38		41
Other assets (4)		3,227		2,850		3,128		3,223		3,121		3,356

Total assets	(Won)	117,043	(Won)	127,613	(Won)	130,914	(Won)	154,915	(Won)	195,081	US$	209,765

Liabilities
Deposits
Interest-bearing	(Won)	75,190	(Won)	85,482	(Won)	86,339	(Won)	99,609	(Won)	121,688	US$	130,847
Non-interest-bearing		3,408		3,521		3,714		4,538		4,851		5,217

Total deposits		78,598		89,003		90,053		104,147		126,539		136,064
Call money		804		412		689		326		2,270		2,441
Trading liabilities		322		473		1,628		1,339		1,701		1,829
Acceptances outstanding		461		421		338		355		267		287
Other borrowed funds		11,326		9,345		9,115		9,909		12,025		12,930
Secured borrowings		4,756		4,321		2,352		2,557		2,629		2,827
Long-term debt		11,305		14,917		15,662		21,850		32,298		34,729
Accrued interest payable		1,528		1,618		1,713		1,721		2,340		2,516
Liabilities held for sale		152		—		—		—		—		—
Other liabilities (5)		3,555		3,218		2,862		4,379		4,531		4,871

Total liabilities		112,807		123,728		124,412		146,583		184,600		198,494
Minority interest		279		229		38		11		55		60
Total stockholders’ equity		3,957		3,656		6,464		8,321		10,426		11,211

Total liabilities, minority interest and stockholders’ equity	(Won)	117,043	(Won)	127,613	(Won)	130,914	(Won)	154,915	(Won)	195,081	US$	209,765

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)930.0 to US$1.00, the noon buying rate in effect on December 29, 2006 as quoted by the Federal Reserve Bank of New York in the United States.

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

(3)	For a description of “other investment assets,” see Note 10 of the notes to our consolidated financial statements.
(4)	For a description of “other assets,” see Note 16 of the notes of our consolidated financial statements.
(5)	For a description of “other liabilities,” see Note 21 of the notes to our consolidated financial statements.

Profitability Ratios and Other Data

	Year ended December 31,
	2002		2003		2004		2005		2006
	(in billions of Won except percentages)
Return on average assets (1)		0.95%		(0.56)%		1.81%		1.28%		1.13%
Return on average equity (2)		21.21		(17.17)		50.69		24.45		18.70
Net interest spread (3)		2.93		2.88		2.68		2.59		2.37
Net interest margin (4)		3.07		3.01		2.84		2.73		2.50
Cost-to-income ratio (5)		54.37		54.49		52.22		54.33		48.99
Average stockholders’ equity as a percentage of average total assets		4.47		3.25		3.56		5.25		6.06
Total revenue (6)	(Won)	8,734	(Won)	8,955	(Won)	9,188	(Won)	9,125	(Won)	11,789
Operating expense (7)		6,570		6,753		6,618		6,660		8,563
Operating margin (8)		2,164		2,202		2,570		2,465		3,226
Operating margin as a percentage of total revenue		24.78%		24.59%		27.97%		27.01%		27.36%

(1)

Represents net income (loss) as a percentage of average total assets. Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori CA Asset Management (which was renamed Woori SB Asset Management in February 2006), Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.

(2)

Represents net income (loss) as a percentage of average stockholders’ equity. Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori CA Asset Management (which was renamed Woori SB Asset Management in February 2006), Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.

(3)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets.
(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(6)	Total revenue represents interest and dividend income plus non-interest income.

The following table shows how total revenue is calculated:

	Year ended December 31,
	2002		2003		2004		2005		2006
	(in billions of Won)
Interest and dividend income	(Won)	6,950	(Won)	7,520	(Won)	7,235	(Won)	7,209	(Won)	9,365
Non-interest income		1,784		1,435		1,953		1,916		2,424

Total revenue	(Won)	8,734	(Won)	8,955	(Won)	9,188	(Won)	9,125	(Won)	11,789

(7)

Operating expense represents interest expense plus non-interest expense, excluding provisions of (Won)1,499 billion, (Won)2,616 billion, (Won)689 billion, (Won)286 billion and (Won)652 billion for 2002, 2003, 2004, 2005 and 2006, respectively.

The following table shows how operating expense is calculated:

	Year ended December 31,
	2002		2003		2004		2005		2006
	(in billions of Won)
Interest expense	(Won)	3,991	(Won)	4,117	(Won)	3,809	(Won)	3,727	(Won)	5,465
Non-interest expense		2,579		2,636		2,809		2,933		3,098

Operating expense	(Won)	6,570	(Won)	6,753	(Won)	6,618	(Won)	6,660	(Won)	8,563

(8)	Operating margin represents total revenue less operating expenses.

Asset Quality Data

	As of December 31,
	2002		2003		2004		2005		2006
	(in billions of Won)
Total loans	(Won)	80,226	(Won)	88,392	(Won)	90,489	(Won)	104,130	(Won)	133,740
Total non-performing loans (1)		3,576		2,594		2,071		1,369		1,354
Other impaired loans not included in non-performing loans		3,143		1,861		1,129		820		391
Total non-performing loans and other impaired loans		6,719		4,455		3,200		2,189		1,745
Total allowance for loan losses		3,770		2,834		1,806		1,525		1,855
Non-performing loans as a percentage of total loans		4.46%		2.93%		2.29%		1.31%		1.01%
Non-performing loans as a percentage of total assets		3.05		2.03		1.58		0.88		0.69
Total non-performing loans and other impaired loans as a percentage of total loans		8.37		5.04		3.54		2.10		1.30
Allowance for loan losses as a percentage of total loans		4.70		3.21		2.00		1.46		1.39

(1)

Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Supervisory Commission’s asset classification criteria. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Segment Information Under Korean GAAP

The following table sets forth financial data under Korean GAAP as of or for the year ended December 31, 2006 for our business segments:

	Woori Bank		Kyongnam Bank		Kwangju Bank		Credit card operations		Securities brokerage services (1)		Other		Elimination (2)		Total
	(in billions of Won)
Interest and dividend income	(Won)	7,524	(Won)	821	(Won)	704	(Won)	560	(Won)	354	(Won)	55	(Won)	(20)	(Won)	9,998
Interest expense		4,433		427		392		48		195		122		(34)		5,583

Net interest income (loss)		3,091		394		312		512		159		(67)		14		4,415
Provision for loan losses and credit-related commitments (reversal of provision)		595		37		49		85		(7)		(1)		37		795
Non-interest income		6,975		164		89		21		2,414		2,614		(2,134)		10,143
Non-interest expenses		7,378		306		221		225		2,227		501		(279)		10,579

Net non-interest income (loss)		(403)		(142)		(132)		(204)		187		2,113		(1,855)		(436)
Depreciation and amortization		158		8		7		0		23		75		(1)		270

Net income (loss) before tax		1,935		207		124		223		330		1,972		(1,877)		2,914
Income tax expense (benefit)		454		52		33		61		97		18		10		725
Minority interest		1		0		0		0		0		1		158		160

Net income (loss) for the period under Korean GAAP		1,480		155		91		162		233		1,953		(2,045)		2,029
U.S. GAAP adjustments		54		5		10		3		2		24		(176)		(78)

Consolidated net income	(Won)	1,534	(Won)	160	(Won)	101	(Won)	165	(Won)	235	(Won)	1,977	(Won)	(2,221)	(Won)	1,951

Segments’ total assets under Korean GAAP	(Won)	165,136	(Won)	16,653	(Won)	13,939	(Won)	3,641	(Won)	12,665	(Won)	14,430	(Won)	(14,467)	(Won)	211,997
U.S. GAAP adjustments		(4,682)		(249)		(6)		1		(11,968)		181		(193)		(16,916)

Segments’ total assets	(Won)	160,454	(Won)	16,404	(Won)	13,933	(Won)	3,642	(Won)	697	(Won)	14,611	(Won)	14,660	(Won)	195,081

(1)

Includes the operations of Woori Investment & Securities, which is not a consolidated subsidiary under U.S. GAAP. We acquired a 27.3% voting interest in LGIS in October and December 2004. As a result of this acquisition, LGIS became a consolidated subsidiary under Korean GAAP (but not under U.S. GAAP) effective December 24, 2004. On March 31, 2005, we merged Woori Securities, a wholly-owned subsidiary, into LGIS and renamed the surviving entity Woori Investment & Securities, which remained a consolidated subsidiary under Korean GAAP (but not under U.S. GAAP).

(2)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under the management reporting system.

Selected Financial Information

Average Balance Sheets and Related Interest

The following tables show our average balances and interest rates for 2004, 2005 and 2006:

	Year ended December 31,
	2004					2005					2006
	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield
	(in billions of Won except percentages)
Assets
Interest-earning assets
Interest-earning deposits in other banks	(Won)	1,208	(Won)	37	3.06%	(Won)	1,527	(Won)	46	2.98%	(Won)	1,387	(Won)	49	3.56%
Call loans and securities purchased under resale agreements		1,590		42	2.64		2,003		64	3.20		1,833		67	3.64
Trading securities (4)		4,478		163	3.64		4,210		158	3.76		5,681		216	3.80
Investment securities (4)		23,451		1,319	5.62		24,296		1,214	5.00		27,091		1,473	5.44
Loans
Commercial and industrial		43,799		2,738	6.25		45,667		2,719	5.95		56,055		3,528	6.29
Lease financing		158		8	5.30		91		5	5.45		49		4	8.33
Trade financing		7,191		233	3.25		7,331		305	4.16		8,041		394	4.90
Other commercial		4,623		319	6.90		4,317		299	6.91		3,910		377	9.63
General purpose household (5)		28,370		1,834	6.47		32,112		1,900	5.92		46,032		2,733	5.94
Mortgage		4,086		233	5.70		5,187		276	5.32		5,027		303	6.03
Credit cards (3)		1,559		309	19.82		878		223	25.41		644		221	34.29

Total Loans (6)		89,786		5,674	6.32		95,583		5,727	5.99		119,758		7,560	6.31%

Total average interest-earning assets		120,513		7,235	6.00		127,619		7,209	5.65		155,750		9,365	6.01%
Non-interest-earning assets
Cash and cash equivalents		4,080		—	—		4,031		—	—		4,680		—	—
Foreign exchange contracts and derivatives		565		—	—		933		—	—		1,153		—	—
Premises and equipment		2,116		—	—		2,081		—	—		1,999		—	—
Due from customers on acceptance		379		—	—		346		—	—		311		—	—
Allowance for loan losses		(2,477)		—	—		(1,557)		—	—		(768)		—	—
Other non-interest-earning assets (7)		4,101		—	—		7,349		—	—		8,971		—	—

Total average non-interest-earning assets		8,764		—	—		13,183		—	—		16,346		—	—

Total average assets	(Won)	129,277	(Won)	7,235	5.12	(Won)	140,802	(Won)	7,209	5.12	(Won)	172,096	(Won)	9,365	5.44%

	Year ended December 31,
	2004					2005					2006
	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities
Deposits:
Demand deposits	(Won)	19,498	(Won)	106	0.54%	(Won)	21,271	(Won)	42	0.20%	(Won)	24,248	(Won)	57	0.23%
Savings deposits		10,418		289	2.77		9,795		271	2.77		10,900		367	3.37
Certificate of deposit accounts		4,705		194	4.12		6,931		259	3.73		10,525		489	4.64
Other time deposits		50,936		1,949	3.83		52,277		1,898	3.63		61,814		2,570	4.16
Mutual installment deposits		859		41	4.77		761		31	4.05		596		21	3.65

Total deposits		86,416		2,579	2.98		91,035		2,501	2.75		108,083		3,504	3.24
Call money		1,000		30	3.00		934		29	3.08		1,703		71	4.15
Borrowings from the Bank of Korea		1,292		30	2.32		1,258		25	2.00		1,369		34	2.46
Other short-term borrowings		8,328		213	2.56		9,194		269	2.92		9,582		418	4.38
Secured borrowings		2,415		125	5.18		2,839		114	4.03		2,506		115	4.58
Long-term debt		15,301		831	5.43		16,494		789	4.78		26,979		1,323	4.90

Total average interest-bearing liabilities		114,752		3,809	3.32		121,754		3,727	3.06		150,222		5,465	3.64
Non-interest-bearing liabilities
Demand deposits		3,533		—	—		3,704		—	—		3,513		—	—
Foreign exchange contracts and derivatives		638		—	—		2,733		—	—		2,906		—	—
Acceptances outstanding		379		—	—		347		—	—		311		—	—
Other non-interest-bearing liabilities		5,369		—	—		4,876		—	—		4,709		—	—

Total average non-interest-bearing liabilities		9,919		—	—		11,660		—	—		11,439		—	—

Total average liabilities		124,671		3,809	3.06		133,414		3,727	2.79		161,661		5,465	3.38
Average stockholders’ equity		4,606		—	—		7,388		—	—		10,435		—	—

Total average liabilities and stockholders’ equity	(Won)	129,277	(Won)	3,809	2.95	(Won)	140,802	(Won)	3,727	2.65	(Won)	172,096	(Won)	5,465	3.18

(1)

Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori SB Asset Management, Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.

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

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2005 compared to 2004 and 2006 compared to 2005. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2005 vs. 2004 Increase/(decrease) due to changes in						2006 vs. 2005 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Interest-earning deposits in other banks	(Won)	10	(Won)	(1)	(Won)	9	(Won)	(4)	(Won)	8	(Won)	4
Call loans and securities purchased under resale agreements		11		11		22		(5)		8		3
Trading securities		(10)		5		(5)		55		2		57
Investment securities		46		(151)		(105)		140		119		259
Loans
Commercial and industrial		116		(135)		(19)		619		189		808
Lease financing		(3)		0		(3)		(2)		1		(1)
Trade financing		5		67		72		30		59		89
Other commercial		(21)		(1)		(20)		(28)		106		78
General purpose household (1)		240		(174)		66		824		9		833
Mortgage		63		(20)		43		(9)		36		27
Credit cards		(135)		49		(86)		(59)		57		(2)

Total interest income		322		(348)		(26)		1,561		595		2,156
Interest-bearing liabilities
Deposits
Demand deposits		9		(73)		(64)		6		8		14
Savings deposits		(18)		0		(18)		31		65		96
Certificate of deposit accounts		92		(27)		65		134		96		230
Other time deposits		53		(104)		(51)		346		326		672
Mutual installment deposits		(5)		(5)		(10)		(7)		(2)		(9)
Call money		(2)		1		(1)		24		18		42
Borrowings from the Bank of Korea		(1)		(4)		(5)		2		7		9
Other short-term borrowings		22		34		56		10		140		150
Secured borrowings		22		(33)		(11)		(13)		13		0
Long-term debt		65		(107)		(42)		502		32		534

Total interest expense		237		(319)		(82)		1,035		703		1,738

Net interest income	(Won)	85	(Won)	(29)	(Won)	56	(Won)	526	(Won)	(108)	(Won)	418

(1)	Includes home equity loans.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 29, 2006, which was (Won)930.0 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 26, 2007, the noon buying rate was (Won)926.1 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low		High		Average (1)		Period-End
2002	(Won)	1,160.6	(Won)	1,332.0	(Won)	1,242.0	(Won)	1,186.3
2003		1,146.0		1,262.0		1,193.0		1,192.0
2004		1,035.1		1,195.1		1,139.3		1,035.1
2005		997.0		1,059.8		1,023.8		1,010.0
2006		913.7		1,002.9		954.3		930.0
2007 (through June 26, 2007)
January		925.4		942.2		936.8		941.0
February		932.5		942.3		936.9		942.3
March		937.2		949.1		942.9		941.1
April		926.1		937.0		937.7		931.0
May		922.3		934.0		927.6		927.4
June (through June 26)		926.1		932.3		928.2		926.1

Source:	Federal Reserve Bank of New York.
(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

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

Our loans to small- and medium-sized enterprises increased from (Won)38,831 billion, or 43.9% of our total loans, as of December 31, 2003 to (Won)55,144 billion, or 41.2% of our total loans, as of December 31, 2006. As of December 31, 2006, on a Korean GAAP basis, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were (Won)716 billion, representing 1.4% of such loans to those enterprises. On a Korean GAAP basis, we recorded charge-offs of (Won)107 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2006, compared to charge-offs of (Won)212 billion in 2005. The industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises rose from 2002 through 2004, although these delinquency ratios stabilized in 2005 and 2006. As of December 31, 2006, the delinquency ratio for loans to small- and medium-sized enterprise was calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are overdue by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. From January 1, 2007, the delinquency ratio for small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are over due by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won on a Korean GAAP basis increased from 1.7% as of December 31, 2002 to 2.7% as of December 31, 2004, but decreased to 1.9% as of December 31, 2005 and to 1.4% as of December 31, 2006. Despite this recent decrease, our delinquency ratio may increase in 2007 as a result of, among other things, adverse economic conditions in Korea and, accordingly, we may be required to take measures to decrease our exposures to these customers. For example, in order to stem rising delinquencies, we have in the past decided to restrict further lending to small- and medium-sized enterprises in certain industry sectors, such as real property leasing companies and hotels and restaurants, and implemented measures to limit the loan approval authority of branch managers based on the credit performance of the small- and medium-sized enterprise loans provided by their branches.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities, credit-related commitments and other exposures) as of December 31, 2006, nine were to companies that were members of the 30 largest chaebols in Korea. As of that date, the total amount of our exposures to the 30 largest chaebols was (Won)19,876 billion, or 10.6% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2006, our 20 largest exposures to corporate borrowers totaled (Won)27,521 billion, which represented 14.6% of our total exposures. As of that date, our single largest corporate exposure was to the Bank of Korea, to which we had outstanding credits in the form of debt securities of (Won)10,327 billion, representing

5.5% of our total exposures. Aside from exposure to the Bank of Korea and other government-related agencies, our next largest exposure was to Industrial Bank of Korea, to which we had outstanding exposure of (Won)1,906 billion representing 1.0% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2006, our credit exposures to companies that were in workout, corporate restructuring, composition or corporate reorganization amounted to (Won)303 billion or 0.2% of our total credit exposures, of which (Won)177 billion or 58.4% was classified as substandard or below and all of which was classified as impaired. As of the same date, our allowances for loan losses on these credit exposures amounted to (Won)109 billion, or 35.9% of these exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2006 to companies in workout, restructuring, corporate reorganization or composition amounted to (Won)304 billion, or 0.2% of our total exposures.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans has grown from (Won)30,357 billion as of December 31, 2003 to (Won)55,705 billion as of December 31, 2006. While our credit card portfolio decreased from (Won)3,964 billion as of December 31, 2003 to (Won)2,128 billion as of December 31, 2004 and to (Won)2,092 billion as of December 31, 2005 as a result of increased charge-offs and our efforts to reduce our credit card exposure, it increased to (Won)2,405 billion as of December 31, 2006. As of December 31, 2006, our consumer loans and credit card receivables represented 41.7% and 1.8% of our total lending, respectively.

The rapid growth in our consumer loan portfolio in recent years may lead to increasing delinquencies and a deterioration in asset quality. Our consumer loans classified as substandard or below decreased from (Won)396 billion, or 1.3% of our consumer loan portfolio, as of December 31, 2003 to (Won)362 billion, or 0.7% of our consumer loan portfolio, as of December 31, 2006. We charged off consumer loans amounting to (Won)74 billion in 2006, as compared to (Won)125 billion in 2005, and recorded provisions in respect of consumer loans of (Won)109 billion in 2006, as compared to (Won)166 billion in 2005. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, has increased from (Won)12,765 billion, or 42.1% of our total outstanding consumer loans, as of December 31, 2003 to (Won)28,117 billion, or 50.5% of our total outstanding consumer loans, as of December 31, 2006.

In our credit card segment, outstanding balances overdue by 30 days or more decreased from (Won)938 billion, or 23.7% of our credit card receivables, as of December 31, 2003 to (Won)203 billion, or 8.5% of our credit card receivables, as of December 31, 2006. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans and also replaced a portion of our delinquent credit card account balances with cash advances that are rolled over from month to month. We discontinued the practice of providing such substituted cash advances commencing in September 2003. As of December 31, 2006, these restructured loans amounted to (Won)21 billion, or 0.9% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 0.3% of our credit card balances as of December 31, 2006. We charged off credit card balances amounting to (Won)87 billion in 2006, as compared to (Won)183 billion in 2005, and recorded a reversal of provisions in respect of credit card balances of (Won)5 billion in 2006, as compared to a reversal of provisions of (Won)63 billion in 2005. Delinquencies may increase in the future as a result of, among other things, adverse economic developments in Korea, difficulties experienced by other credit card issuers that adversely affect our customers, additional government regulation or the inability of Korean consumers to manage increased household debt, as reflected, for example, in the practice among some credit card holders of obtaining multiple credit cards and using cash advances from one card to make payments due on others.

A deterioration of the asset quality of our consumer loan and credit card portfolios would require us to increase our loan loss provisions and charge-offs and will adversely affect our financial condition and results of operations. In addition, our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that hurt those consumers could result in further deterioration in the credit quality of our consumer loan and credit card portfolios. For example, a rise in unemployment or an increase in interest rates in Korea, which have been at historically low levels in recent years, could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults.

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

In the first half of 2007, our subsidiary Woori Bank reduced or waived many of the fees it charges on its banking services, in response to customer demand and to similar measures taken by other commercial banks in Korea. Specifically, Woori Bank reduced or waived its fees on fund transfers through its ATMs, and exempted its fees on fund transfers through its mobile banking services through the end of 2007. Woori Bank also waived the fees it charges on the opening of household checking accounts and on the issuance of bankers’ checks and certain tax-related statements. These measures may adversely affect our banking-related fee income.

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

Competition in the Korean financial market has been and is likely to remain intense. Some of the financial institutions that we compete with are larger in terms of asset size and customer base and have greater financial resources or more specialized capabilities than our subsidiaries. In addition, in the area of our core banking operations, most Korean banks have been targeting retail customers and small—and medium-sized enterprises as they scale back their exposure to large corporate borrowers, contributing to some extent to lower profitability and asset quality deterioration in consumer and small- and medium-sized enterprise loans, and have been focusing on developing fee income businesses, including bancassurance and investment products, as increasingly important sources of revenue. In the area of credit cards, Korean banks and credit card companies have in the past engaged in aggressive marketing activities and made significant investments, contributing to some extent to the asset quality problems previously experienced with respect to credit card receivables. The competition and market saturation resulting from this common focus may make it more difficult for us to secure retail and small—and medium-sized customers with the credit quality and on credit terms necessary to maintain or increase our income and profitability.

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004 and the acquisition of Korea First Bank by Standard Chartered Bank in April 2005. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

Deregulation of interest rate restrictions may lead to increased competition for deposits, resulting in our loss of deposit customers or an increase in our funding costs.

The Bank of Korea has pursued a gradual liberalization of interest rate restrictions since 1991. The final phase of the government’s four-stage deregulation policy became effective in February 2004, when the Bank of Korea lifted the 1% ceiling on interest rates for demand deposit products offered by Korean banks. As a result of the easing of interest rate restrictions, we have faced increasing pricing pressure on deposit products from our competitors. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business. In addition, even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operations.

Other risks relating to our business

Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial harm to us or our subsidiaries.

Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet certain financial and business targets on a semi-annual and/or quarterly basis until the end of 2008. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” Due to its merger with Woori Credit Card, Woori Bank failed to meet its return on assets target and operating profit per employee target as of June 30, 2004. We also failed to meet three of the financial targets as of June 30, 2004, which were return on total assets, expense to revenue ratio, and operating income per employee. The KDIC notified us that we could not improve fringe benefits for our employees (including salaries), and ordered us to devise and report to the KDIC a plan to meet those three financial targets. We negotiated with the KDIC to adjust some of the financial targets applicable to us and our subsidiaries under our memoranda of understanding and, as a result, each of us, Woori Bank, Kyongnam Bank and Kwangju Bank have met all of our financial targets subsequent to such adjustments.

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

We have provided certain assets as collateral for our secured borrowings in recent years. These secured borrowings often take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our balance sheet. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. As of December 31, 2006, the aggregate amount of assets we had provided as collateral for our secured borrowings was (Won)3,590 billion. As of that date, we had established allowances of (Won)0.4 billion in respect of possible losses on those assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets to the extent those payments or recovery shortfalls exceed our allowances.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

From 2000 to 2004, interest rates in Korea declined to historically low levels as the government sought to stimulate economic growth through active rate-lowering measures. Interest rates started to rebound in the second half of 2005. Approximately 86.0% of the debt securities our banking subsidiaries hold pay interest at a fixed rate. All else being equal, an increase in interest rates would lead to a decline in the value of traded debt securities. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” In addition, rising interest rate levels may adversely affect the

Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

Our banking subsidiaries meet a significant amount of their funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2006, approximately 86.2% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In particular, we believe that the increases in these short-term deposits in recent years were attributable in large part to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of the low interest rate environment and volatile stock market conditions. Accordingly, a substantial number of these short-term deposit customers may withdraw their funds or fail to roll over their deposits if higher-yielding investment opportunities emerge. In that event, our liquidity position could be adversely affected. Our banking subsidiaries may also be required to seek more expensive sources of short-term and long-term funding to finance their operations.

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

As of December 31, 2006, our banking subsidiaries held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the KDIC, the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) with a total book value of (Won)14,160 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates, which may be significant in light of the relatively low level of current interest rates, or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We and our commercial banking subsidiaries may be required to raise additional capital to maintain our capital adequacy ratio or for other reasons, which we or they may not be able to do on favorable terms or at all.

As of December 31, 2006, pursuant to the capital adequacy requirements of the Financial Supervisory Commission, we were required to maintain a minimum requisite capital ratio, which is the ratio of net total equity capital as a percentage of requisite capital, of 100% on a consolidated Korean GAAP basis. Beginning on January 1, 2007, under the new capital adequacy requirements of the Financial Supervisory Commission applicable from such date, we, as a bank holding company, are required to maintain a minimum consolidated equity capital ratio, which is the ratio of equity capital as a percentage of risk-weighted assets on a consolidated Korean GAAP basis, of 8.0%. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.” In addition, each of our commercial banking subsidiaries is required to maintain a minimum combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. In both cases, Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. In addition, the memoranda of understanding among us, our subsidiaries and the KDIC require us and our subsidiaries to meet specified capital adequacy ratio requirements. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As of December 31, 2006, our capital ratio and the capital adequacy ratios of our subsidiaries exceeded the minimum levels required by both the Financial Supervisory Commission and these memoranda. However, our capital base and capital adequacy ratio or those of our subsidiaries may deteriorate in the future if our or their results of operations or financial condition deteriorates for any reason, or if we or they are not able to deploy their funding into suitably low-risk assets. To the extent that our subsidiaries fail to maintain their capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on them ranging from a warning to suspension or revocation of their licenses.

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

In June 2006, the Financial Supervisory Service announced that it would implement the new Basel Capital Accord, referred to as Basel II, in Korea beginning on January 1, 2008. The implementation of Basel II will have a substantial effect on the way risk is measured among Korean financial institutions, including our commercial banking subsidiaries. Building upon the initial Basel Capital Accord of 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk. Basel II also institutes new measures that will require our commercial banking subsidiaries to take into account individual borrower credit risk and operational risk when calculating risk-weighted assets.

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements, while Kyongnam Bank and Kwangju Bank have chosen to use a standardized approach. Since Woori Bank will be implementing an internal ratings-based approach for the first time in connection with its implementation of Basel II, its internal rating model may require a significant increase in its capital requirements, which will require it to either improve its asset quality or raise additional capital. See “Item 5A. Operating Results—Overview—New Basel Capital Accord” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

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

The Korean government, through the KDIC, currently owns 72.97% of our outstanding common stock. So long as the Korean government remains our controlling stockholder, it will have the ability to cause us to take actions or pursue policy objectives that may conflict with the interests of our other stockholders. For example, in order to further its public policy goals, the Korean government could request that we participate with respect to a takeover of a troubled financial institution or encourage us to provide financial support to particular entities or sectors. Such actions or others that are not consistent with maximizing our profits or the value of our common stock may have an adverse impact on our results of operations and financial condition and may cause the price of our common stock and ADSs to decline.

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

In recent years, the Financial Supervisory Commission has implemented changes to the loan loss provisioning requirements applicable to Korean banks, which have resulted in increases to our provisions and adversely impacted our reported results of operations and financial condition under Korean GAAP. Until 2004, the requirement to establish allowances for possible losses in respect of confirmed acceptances and guarantees under Korean GAAP applied only to those classified as substandard or below. Commencing in the second half of 2005, the requirement was extended to cover confirmed acceptances and guarantees classified as normal or precautionary, as well as unconfirmed acceptances and guarantees and bills endorsed. Similarly, until 2004, the requirement to establish other allowances in respect of unused credit lines under Korean GAAP applied only to the unused credit limit for cash advances on active credit card accounts, defined as those with a transaction recorded during the past year. Commencing in the second half of 2005, the requirement was extended to cover the unused credit limit for credit card purchases on active accounts, as well as the unused credit limit on consumer and corporate loans. Due to these changes, our consolidated allowance for acceptances and guarantees and other allowances under Korean GAAP increased by (Won)23 billion and (Won)134 billion, respectively, as of December 31, 2005, and our consolidated income before income tax under Korean GAAP for 2005 decreased by (Won)157 billion.

Furthermore, in the second half of 2006, the Financial Supervisory Commission increased the minimum required provisioning levels applicable under Korean GAAP to loans, confirmed and unconfirmed acceptances and guarantees, bills endorsed and unused credit lines that are classified as normal and precautionary. The Financial Supervisory Commission also extended the requirement to establish other allowances on unused credit lines under Korean GAAP to cover inactive credit card accounts. As a result of these changes, our consolidated allowance for loan losses, allowance for acceptances and guarantees and other allowances for unused lines of credit under Korean GAAP increased by (Won)283 billion, (Won)17 billion and (Won)125 billion, respectively, as of December 31, 2006, and our consolidated income before income tax under Korean GAAP for 2006 decreased by (Won)425 billion.

In addition, in November 2004, the Financial Supervisory Commission announced that it will implement new loan loss provisioning guidelines, which Korean banks will be required to follow from the end of 2007 in preparing financial statements under Korean GAAP. These guidelines include a new requirement that banks take into account “expected losses” with respect to credits in establishing their allowance for loan losses, instead of establishing such allowances based on the classification of credits under the current asset classification criteria. Under the new guidelines, all Korean banks were required to establish systems to calculate their “expected losses” based on their historical losses during 2005. The Financial Supervisory Commission also announced that

Korean banks could voluntarily comply with the new loan loss provisioning guidelines commencing in 2005. Specifically, in the second half of 2005, banks that had implemented a credible internal system for evaluating “expected losses” could establish their allowance for loan losses under Korean GAAP based on their historical losses, so long as the total allowance for loan losses established exceeded the levels required under the asset classification-based provisioning guidelines. Similarly, in the first half of 2006, banks that had implemented a credible system for evaluating “expected losses” could establish their allowance for loan losses under Korean GAAP based on such expected losses, so long as the total allowance established exceeded required levels. We complied with the new guidelines and implemented a system for evaluating “expected losses” in establishing our allowance for loan losses, which did not in and of itself result in an increase in our provisions for loan losses under Korean GAAP in 2005 or 2006. However, the Financial Supervisory Commission has not since released any further details regarding the new guidelines, and it is unclear whether such new guidelines will be implemented at the end of 2007 as previously announced. Full compliance with the new guidelines may increase our provisions for loan losses under Korean GAAP compared to previously mandated levels. Any future required increases in our provisions for loan losses could have an adverse effect on our reported results of operations and financial condition under Korean GAAP and our reported capital adequacy ratio, which may adversely affect the market price of our common stock and ADSs.

Government regulation of consumer lending, particularly mortgage and home equity lending, has recently become more stringent, which may hurt our consumer banking operations.

In light of concerns regarding the potential risks of excessive consumer lending, particularly mortgage and home equity lending, the Korean government has in recent years adopted more stringent regulations with respect to consumer lending by Korean banks. For example, in October 2003, the government advised Korean banks to limit their loans to a maximum of 40% of the value of the underlying real estate collateral, in the case of mortgage and home equity lending in areas where the average real estate price had increased substantially. In addition, the Korean government announced the implementation of measures to stabilize the real estate market in October 2003, which included:

•	building more residential apartments and houses;

•	enforcing more stringent supervision of property speculation; and

•	increasing the tax burden of those taxpayers who own real estate in excess of prescribed amounts.

The Korean government has also expressed a continuing commitment to stabilize the real estate market and willingness to implement additional measures, as necessary. For example, from 2004 through 2006, the Korean government has:

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

•

adopted more stringent guidelines that require financial institutions to impose debt-to-income limits on customers, in addition to loan-to-value ratio requirements, in connection with mortgage loans for real estate located in areas of wide-spread real property speculation or excessive investment;

•	issued unofficial guidance recommending that Korean banks further limit their mortgage and home equity lending; and

•	adopted new measures to increase the supply of residential properties, including long-term residential lease properties.

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

Due to the rapid growth of the credit card market and rising consumer debt levels in Korea in recent years, the Korean government has heightened its regulatory oversight of the credit card industry. From mid-2002 through early 2003, the Ministry of Finance and Economy and the Financial Supervisory Commission adopted a variety of amendments to existing regulations governing the credit card industry. Among other things, these amendments increased minimum required provisioning levels applicable to credit card receivables, required the reduction in volumes for credit card loans, increased minimum capital ratios and allowed the imposition of new sanctions against credit card companies that failed to meet applicable requirements. The Financial Supervisory Commission and the Financial Supervisory Service also implemented a number of changes to the rules governing the evaluation and reporting of credit card balances and delinquency ratios, as well as procedures governing which persons may receive credit cards. For more details relating to these regulations, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

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

Through its policy guidelines and recommendations, the Korean government has promoted and, as a matter of policy, may continue to attempt to promote lending by the Korean financial industry to particular types of borrowers. For example, the Korean government has in the past announced policy guidelines requesting financial institutions to participate in remedial programs for troubled corporate borrowers, as well as policies identifying sectors of the economy it wishes to promote and making low interest funding available to financial institutions that lend to these sectors. The government has in this manner encouraged mortgage lending to low-income individuals and lending to small—and medium-sized enterprises. We expect that all loans or credits made pursuant to these government policies will be reviewed in accordance with our credit approval procedures. However, these or any future government policies may influence us to lend to certain sectors or in a manner in which we otherwise would not in the absence of that policy.

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

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. From early 1997 until 1999, Korea experienced a significant financial and economic downturn, from which the country took several years to recover.

The economic indicators in 2004, 2005 and 2006 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Recent developments in the Middle East, including the war in Iraq and its aftermath, higher oil prices, the general weakness of the global economy and the possibility of an outbreak of avian flu in Asia and other parts of the world have increased the uncertainty of global economic prospects in general and may continue to adversely affect the Korean economy. Any future deterioration of the Korean or global economy could adversely affect our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including a further increase in oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates and stock markets;

•	substantial decreases in the market prices of Korean real estate;

•	financial problems or lack of progress in restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	a slowdown in consumer spending and the overall economy;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•

a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market price of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapon and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, Korea, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In return, the other five parties in the six-party talks agreed to provide 50,000 tons of heavy fuel oil to North Korea in the initial phase of their energy assistance.

There can be no assurance that the February 2007 accord will be implemented as agreed or that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could have a material adverse effect on our operations and the market value of our common stock and ADSs.

Labor unrest in Korea may adversely affect our operations.

Any future economic downturn in Korea or an increase in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Bank of Korea, the unemployment rate increased from 3.3% in 2002 to 3.4% in 2003 and rose further to 3.5% in 2004 and 2005. Although the unemployment rate remained steady at 3.5% in 2006, an increase in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

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

The KDIC currently owns 588,158,609 shares, or 72.97%, of our outstanding common stock. In the future, the KDIC may choose to sell large blocks of our common stock publicly or privately to a strategic or financial investor, including for the purpose of recovering the public funds it injected into our subsidiaries to recapitalize them. For example, in September 2004, the KDIC sold approximately 45 million of our shares of common stock in a private offering for approximately (Won)324 billion, which constituted 5.7% of our outstanding common stock, and in June 2007, the KDIC disposed of approximately 40 million shares of our common stock, which constituted 5.0% of our outstanding common stock. Under the Financial Holding Company Act, the KDIC was originally required to dispose of all of its holdings of our common stock by the end of March 2005 but the Korean National Assembly passed a bill to extend the deadline for two years until 2007. An additional one year extension was approved by the Public Fund Oversight Committee of the Korean government in March 2007.

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

Our common stock is listed on the Stock Market Division of the Korea Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the Stock Market Division of the Korea Exchange. The Stock Market Division of the Korea Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and has prescribed a fixed range in which share prices are permitted to move on a daily basis. In the past decade, the Korea Composite Stock Price Index, known as the “KOSPI,” reached a peak of 1,138.75 in 1994 and subsequently fell to a low of 280.00 in 1998. On April 17, 2000, the KOSPI experienced a 93.17 point, or 11.6%, drop, which represented the single largest decrease in the history of the KOSPI. On June 26, 2007, the KOSPI closed at 1,749.55. Like other securities markets, including those in developed countries, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Our subsidiaries entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC on April 2005. In addition to the new restructuring measures and financial targets, the plan primarily dealt with ways to reduce labor cost and increase employees’ productivity and efficiency in our subsidiaries. Each of Woori Bank, Kyongnam Bank and Kwangju Bank met its financial targets under the plan. Each of Woori Bank, Kyongnam Bank and Kwangju Bank entered into a new business normalization plan with the KDIC in April 2007. See “—Recent Developments with the KDIC.”

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

The business plan included in the memorandum of understanding, which we prepared and which the KDIC approved, set forth the basis on which we were to manage the normalization and integration of our subsidiaries’ operations and to return the public funds that were injected into them. The business plan also set financial targets for our capital ratio, return on total assets, expense-to-revenue ratio, operating income per employee, non-performing loan ratio and holding company expense ratio. We were required to meet these financial targets on a semi-annual basis. The memorandum of understanding will terminate once the KDIC loses its status as our largest shareholder.

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

Pursuant to the terms of this memorandum of understanding, we entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC in April 2005. In addition to the new restructuring measures and financial targets, the plan primarily dealt with ways to increase labor efficiency and to set up a comprehensive financial network for increased synergy among the group members and strengthening our incentive-based management system. We met all of our financial targets under the plan. We entered into a new business normalization plan with the KDIC in April 2007. See “—Recent Developments with the KDIC.”

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

The specified financial targets for 2007 and 2008 that are to be met by Woori Bank, Kyongnam Bank and Kwangju Bank are identical to those imposed by the KDIC on those subsidiaries.

Recent Developments with the KDIC. In April 2007, we and Woori Bank, Kyongnam Bank and Kwangju Bank each entered into a new two-year business normalization plan with the KDIC that included new restructuring measures and financial targets. In addition, the plan primarily dealt with ways to increase labor efficiency and to set up a comprehensive financial network for increased synergy among the group members and strengthening our incentive-based management system. The other terms of the previously agreed memoranda of understanding remain unchanged.

Our two-year business normalization plan sets forth the basis on which we should manage the normalization and integration of our subsidiaries’ operations as well as return the public funds that were injected into those subsidiaries. The business normalization plan sets forth six financial targets for each quarter of 2007 and 2008 that we are required to meet on a Korean GAAP basis. Our current Korean GAAP targets for each six-month period in 2007 and 2008 are set forth in the following table:

	Six-month period ended
	2007				2008
	June		December		June		December
Capital adequacy ratio (1)		10.0%		9.6%		9.5%		9.7%
Return on total assets (2)		0.6		0.7		0.6		0.7
Expense-to-revenue ratio (3)		51.8		50.7		51.8		50.5
Operating income per employee (Won millions) (4)	(Won)	350	(Won)	360	(Won)	360	(Won)	370
Non-performing loan ratio (5)		0.7%		0.7%		0.7%		0.7%
Holding company expense ratio (6)		0.6		0.6		0.6		0.6

(1)

For a description of how the capital adequacy ratio is calculated, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

(2)	Represents the ratio of net income (excluding proceeds from sales of certain equity securities held by Woori Bank as a result of prior debt-to-equity swaps) to total assets.
(3)

Represents the ratio of general and administrative expenses to adjusted operating income. Adjusted operating income represents operating income before loan loss provisions and general and administrative expenses.

(4)	Represents the ratio of adjusted operating income to total number of employees.
(5)	Represents the ratio of total credits classified as substandard or below to total credits, net of provisions.
(6)	Represents the ratio of the holding company’s expenses to adjusted operating income of its subsidiaries.

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

Furthermore, as part of our integration efforts under the plan:

•	In 2002, we standardized the logo of certain of our subsidiaries, including Woori Bank, Woori Securities and Woori Investment Trust Management.

•	In 2002, Woori Bank streamlined its appropriation procedures for goods and services, and we have implemented these procedures on a group-wide level to reduce costs.

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

In addition, we have implemented a group-wide, standardized risk management system (except with respect to credit risk management and operational risk management). With respect to the credit risk management systems of our banking subsidiaries, we are currently in the process of implementing various upgrades to standardize such systems based on the Woori Bank system. In 2006, we completed implementation of various aspects of the operational risk management system (not including the business risk management system) at Kyongnam Bank, Kwangju Bank and Woori Finance Information System, and expect to implement such aspects of the operational risk management system at Woori Investment & Securities by the end of 2007.

Item 4B. Business Overview

Business

We are Korea’s first financial holding company, and our operations include the third-largest commercial bank in Korea, in terms of total assets (including loans). Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, capital markets activities, international banking, asset management and bancassurance. We provide a wide range of products and services to our customers, which mainly comprise individuals and small- and medium-sized enterprises, as well as some of Korea’s largest corporations. As of December 31, 2006, we had consolidated total assets of (Won)195.1 trillion, consolidated total deposits of (Won)126.5 trillion and consolidated stockholders’ equity of (Won)10.4 trillion.

We were established as a financial holding company in March 2001, to consolidate the Korean government’s interest in a number of distressed financial institutions in the wake of the financial crisis in Korea in the late 1990s. Over the past five years, we have succeeded in restructuring our operations by: securing a solid capital base for our banking subsidiaries; improving the quality of our exposure to and our relationships in the large corporate sector; refocusing our lending activities on individual and small- and medium-sized enterprise customers to take advantage of our network of 1,099 branches nationwide; expanding our activities in the areas of credit cards, full service brokerage, asset management and bancassurance for our over 17 million retail customers; modernizing and strengthening our credit risk review and management capabilities; working to integrate and cross-sell our products and services; and striving to create a customer- and service-oriented culture that measures and rewards performance.

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

Strong and long standing relationships with corporate customers. Historically the operations of Woori Bank, our largest subsidiary, concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 13 of the 30 largest Korean corporations. Further enhancing our corporate loan portfolio is our growing ability to lend to small- and medium-sized enterprise customers, which numbered approximately 499,000 as of December 31, 2006.

Large and loyal retail customer base. With respect to our consumer banking operations, we have the second-largest deposit base of any Korean commercial bank, and over 17 million retail customers, representing about half of the Korean adult population. Of these customers, more than half are active customers, meaning that they have an account with us with a positive balance or have transacted business with us at least once during the last six months.

Extensive distribution and marketing network. We serve our customers primarily through the second-largest banking network in Korea, comprising over 1,099 branches and 8,331 ATMs and cash dispensers. Through Woori Bank, we also operate 13 dedicated corporate marketing centers and over 90 relationship managers for our large corporate customers and over 700 relationship professionals stationed at 623 branches for our small- and medium-sized enterprise customers. In addition, we have constructed new Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base. As of December 31, 2006, our consolidated stockholders’ equity totaled (Won)10.4 trillion, and the combined capital adequacy ratio of our banking subsidiaries was 11.4%. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

Strong and experienced management team. Our management team comprises both experienced managers from our subsidiaries and their predecessor companies as well as leading experienced financial industry professionals who have recently been recruited from outside our group to complement our team. In March 2007, Byong-Won Bahk, a former Vice Minister of Finance and Economy of Korea, assumed the role of our chairman and chief executive officer, which we believe has enhanced the quality of our management team and our corporate governance. We also believe that the extensive experience of many members of our management team in the financial sector will help us to continue to strengthen our operations.

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

Further improve our asset quality and strengthen our risk management practices. We were one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties. Since 2002, we have entered into joint venture arrangements with several financial institutions to facilitate the disposal of our substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans decreased from 9.8% at December 31, 2001 to 1.1% as of December 31, 2006.

One of our highest priorities is to maintain our strong asset quality and enhance our risk management practices on an ongoing basis. We created a centralized group-wide risk management organization, installed a comprehensive warning and monitoring system, adopted uniform loan loss provisioning policies across all subsidiaries and implemented an advanced credit evaluation system called “CREPIA” at Woori Bank. Kyongnam Bank and Kwangju Bank currently use credit evaluation systems based on the Woori Bank system. In preparation for the implementation of Basel II, we recently undertook upgrades to our credit risk management systems, including credit evaluation models, collateral management systems and non-performing credit management systems, which were completed in December 2006 for Woori Bank and in April 2007 for Kyongnam Bank and Kwangju Bank.

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

In addition, we intend to continue to enter into business alliances with other leading financial service providers so that we can offer a full range of “best of class” products and services to our targeted customers. We actively evaluate alliances and joint venture opportunities when they arise in order to diversify our revenue stream and provide our customers with a range of sophisticated and tailored products that will complement our existing products and services. We also intend to carefully consider potential acquisitions or other strategic investments that fit within our overall strategy. When considering acquisitions, we will focus on opportunities that (1) supplement the range of products and services we offer and strengthen our existing customer base; (2) enable us to maintain our standard for asset quality and profitability; and (3) provide us with a reasonable return on our investment.

Enhance operational efficiencies to further reduce costs. We intend to improve our operational efficiency and reduce our expenses by integrating our businesses, unifying our business procedures, eliminating duplication, centralizing processes and procurement, implementing continuous automation and migrating to low cost distribution channels. We have standardized the risk management operations (except with respect to credit risk management and operational risk management) of Kyongnam Bank and Kwangju Bank with those of Woori Bank. With respect to the credit risk management systems of Kyongnam Bank and Kwangju Bank, we are currently in the process of implementing various upgrades to standardize such systems based on the Woori Bank system. Credit evaluation and approval processes, foreign exchange operations and back-office functions at Woori Bank were removed from branches and centralized at the head office or regional centers in 2003 in order to reduce cost and free up branch staff for marketing.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2004			2005			2006
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans:
Small- and medium-sized enterprise	(Won)	40,198	44.4%	(Won)	43,691	42.0%	(Won)	55,144	41.2%
Large corporate		11,600	12.8		13,632	13.1		15,115	11.3
Others (1)		3,942	4.4		4,268	4.1		5,280	3.9

Total	(Won)	55,740	61.6%	(Won)	61,591	59.2%	(Won)	75,539	56.4%

Deposits:
Small- and medium-sized enterprise	(Won)	10,948	12.1%	(Won)	12,812	12.3%	(Won)	18,900	14.9%
Large corporate		18,408	20.4		24,249	23.2		34,626	27.4

Total	(Won)	29,357	32.6%	(Won)	37,061	35.5%	(Won)	53,526	42.3%

Number of borrowers:
Small- and medium-sized enterprise		160,391			189,052			172,759
Large corporate		784			1,097			924

(1)	Includes loans to governmental agencies, foreign loans and other corporate loans.

Corporate loans we provide consist principally of the following:

•	working capital loans, which are loans used for general working capital purposes, typically with a maturity of one year or less, including notes discounted and trade finance; and

•	facilities loans, which are loans to finance the purchase of materials, equipment and facilities, typically with a maturity of three years or more.

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

Small- and Medium-Sized Enterprise Banking

Small- and medium-sized enterprises generally comprise those companies and personal businesses that we do not classify as large corporate customers. Under the Small and Medium Industry Basic Act of Korea, the general criteria used to define small- and medium-sized enterprises is the number of full-time employees (less than 300), paid-in capital (not more than (Won)8 billion) or sales revenues (not more than (Won)30 billion), depending on the industry, but in each case the number of full-time employees must be less than 1,000. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As a result of our efforts to target this growing market segment, our loan exposure to small- and medium-sized enterprises has increased from 52.3% of our total corporate loans as of December 31, 2001 to 73.0% as of December 31, 2006. As of December 31, 2006, 32.6% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 15.6% were extended to borrowers in the retail and wholesale industry and 6.5% were extended to borrowers in the hotel and transportation industry.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship professionals, as well as through the branches and headquarters of Kyongnam Bank and Kwangju Bank. As of December 31, 2006, Woori Bank had stationed one or more relationship professionals at 623 branches, of which 477 were located in the Seoul metropolitan area. The relationship professionals specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2006, Woori Bank had a total of 712 small- and medium-sized enterprise relationship professionals stationed at its branches.

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

Industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises rose from 2002 through 2004, although these delinquency ratios stabilized in 2005 and 2006. As of December 31, 2006, the delinquency ratio for loans to small- and medium-sized enterprise was calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are over due by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. From January 1, 2007, the delinquency ratio for small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are over due by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won on a Korean GAAP basis increased from 1.5% as of December 31, 2001 to 2.7% as of December 31, 2004, but decreased to 1.9% as of December 31, 2005 and to 1.4% as of December 31, 2006. On a Korean GAAP basis, we charged off (Won)107 billion of our Won-denominated loans to small- and medium-sized enterprises in 2006. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

Lending Activities. We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2006, working capital loans and facilities loans accounted for 76.9% and 16.0%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2006, we had approximately 173,000 small- and medium-sized enterprise borrowers.

As of December 31, 2006, secured loans and loans guaranteed by a third party accounted for 57.8% and 15.5%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2006, approximately 70.5% of the secured loans were secured by real estate and 10.4% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of ten years.

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

Pricing. We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. At Woori Bank, lending rates are generally determined using our automated CREPIA system, and we expect to begin determining lending rates at Kyoungnam Bank and Kwangju Bank using similar credit evaluation systems in the second half of 2007. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2006, about two-thirds of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

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

In terms of our outstanding loan balance, as of December 31, 2006, 58.3% of our large corporate loans were extended to borrowers in the manufacturing industry, 11.3% were extended to borrowers in the retail and wholesale industry and 6.7% were extended to borrowers in the hotel and transportation industry.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate marketing centers and relationship managers. Woori Bank operates 13 dedicated corporate marketing centers, 11 of which are located in the Seoul metropolitan area. Each center is staffed with several relationship managers and headed by a senior relationship manager. Depending on the center, each relationship manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2006, Woori Bank had a total of 93 relationship managers who focus on marketing to and managing the accounts of large corporate customers.

Our strategy for the large corporate banking segment is to develop new products and cross-sell our existing products and services to our core base of large corporate customers. In particular, we have been focusing on marketing fee-based products and services such as foreign exchange and trade finance services, derivatives and other risk hedging products, investment banking services and advisory services. We have also been reviewing the credit and risk profiles of our existing customers as well as those of our competitors, with a view to identifying a target group of high-quality customers on whom we can concentrate our marketing efforts. In addition, we are seeking to increase the chaebol-, region- and industry-based specialization of our relationship managers, including through the operation of a knowledge management database that allows greater sharing of marketing techniques and skills.

Lending Activities. We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2006, working capital loans and facilities loans accounted for 35.6 % and 4.5%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2006, secured loans and loans guaranteed by a third party accounted for 20.1% and 3.2%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for loan losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2006, approximately 58.5% of the secured loans were secured by real estate and approximately 5.8% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

We evaluate creditworthiness and collateral for our loans to corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing. We determine the pricing of our loans to corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2006, about one-third of these loans had interest rates that varied with reference to current market interest rates.

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

Woori Bank classifies its consumer banking customers based on their individual net worth and contribution to our consumer banking operations, into four groups: high net worth; mass affluent; middle class; and mass market. We differentiate our products, services and service delivery channels with respect to these segments and target our marketing and cross-selling efforts based on this segmentation. With respect to the high net worth and mass affluent segments, we have established private banking operations to better service customers in these segments. See “—Private Banking Operations.” With respect to the middle class segment, we intend to use our branch-level sales staff to maximize the overall volume of products and services we provide. With respect to the mass market segment, we have focused on increasing our operating efficiency by encouraging customers to migrate to low-cost alternative service delivery channels, such as the Internet, call centers, mobile banking and ATMs. Kyongnam Bank and Kwangju Bank have segmented their customers into similar groups.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2004			2005			2006
	Amount		% of Total Loans	Amount		% of Total Loans	Amount		% of Total Loans
	(in billions of Won, except percentage)
General purpose household loans	(Won)	14,175	15.7%	(Won)	20,183	19.4%	(Won)	28,117	21.0%
Mortgage and home equity loans		18,127	20.0		20,181	19.4		27,588	20.6

Total	(Won)	32,302	35.7%	(Won)	40,364	38.8%	(Won)	55,705	41.6%

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

For secured loans, including mortgage and home equity loans, we generally lend up to 50% of the collateral value (except in areas of high speculation designated by the government where we are required to limit our lending to 40% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate, we generally use the appraisal value of the collateral as determined using our automated CREPIA system and similar systems used by Kyongnam Bank and Kwangju Bank. We generally revalue collateral on a periodic basis. As of December 31, 2006, the revaluation period was every three years for real estate, every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange. From the second half of 2007, we expect to begin revaluing real estate collateral every year, with apartments in particular being revalued every month.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2006, approximately (Won)19,089 billion, or 67.9% of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years, and the amount of such loans has been steadily declining. As of December 31, 2006, this amount was approximately (Won)4 billion.

Pricing. The interest rates on our consumer loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived internally, which reflects our internal cost of funding, further adjusted to account for the borrower’s credit score and our opportunity cost) or a fixed rate that reflects those same costs and expenses, but taking into account interest rate risks. Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. At Woori Bank, lending rates are generally determined by our automated CREPIA system, and we expect to begin determining lending rates at Kyoungnam Bank and Kwangju Bank using similar credit evaluation systems in the second half of 2007. The applicable interest rate is determined at the time of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2006, approximately 93.5% of our general purpose household loans had floating interest rates.

Mortgage and Home Equity Lending

We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of our mortgage and home equity loans is 30 years for each of Woori Bank and Kyongnam Bank and 33 years for Kwangju Bank. Most of our mortgage and home equity loans have an initial maturity of three years or less. With respect to these loans, we determine the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using Woori Bank’s CREPIA system and similar systems used by Kyongnam Bank and Kwangju Bank. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” The eligibility of a borrower that is participating in a housing lottery will depend on proof that it has paid a deposit or can obtain a guarantee from a Korean government-related housing fund. We receive fee income related to the origination of loans, including fees relating to loan processing and collateral evaluation.

As of December 31, 2006, approximately 90.4% of our mortgage and home equity loans were secured by residential or other property, 1.9% of our mortgage and home equity loans were guaranteed by the government housing-related funds and 7.7% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). Since a comparatively low percentage of our mortgage and home equity loan portfolio is secured by collateral, we may be required to establish larger allowances for loan losses with respect to any such loans that become non-performing. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” One reason that a relatively high percentage of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2006, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of (Won)2,140 billion. For the year ended December 31, 2006, the average initial loan-to-value ratio of our mortgage and home equity loans was approximately 53.1%, compared to 56.2% for the year ended December 31, 2005.

Pricing. The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2006, approximately 94.3% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

In 2002, we launched our private banking operations within Woori Bank, Kyongnam Bank and Kwangju Bank. These operations currently aim to service our high net worth and mass affluent retail customers who individually maintain a deposit balance of at least (Won)30 million with us. As of December 31, 2006, we had over 325,012 customers who qualified for private banking services, representing 1.9% of our total retail customer base. Of our total retail customer deposits of (Won)49,830 billion as of December 31, 2006, high net worth and mass affluent customers accounted for 71.6%.

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

Woori Bank has 247 branches that offer private banking services. These branches are staffed by 307 private bankers and almost all of the branches are located in metropolitan areas, including Seoul. Kyongnam Bank and Kwangju Bank operate one and two dedicated private banking centers, respectively. Both banks also offer private banking services through a select number of branches. As of December 31, 2006, 80 private bankers were dispersed over 71 Kyongnam Bank branches and 30 private bankers were dispersed over 30 Kwangju Bank branches that provided private banking services.

We operate two “financial products department stores” in Seoul, which function as regular branches and through which we offer and market a variety of financial products and services, including credit cards, foreign currency products, bonds, stocks and insurance policies. These “department stores” employ 8 specialists in the areas of tax, real estate and fund products. They are also dedicated to offering comprehensive wealth management consulting services for high net worth customers. In addition, Woori Bank operates an advisory center in Seoul for its private banking clients, which employs 20 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

As of December 31, 2006, we were the second-largest deposit holder on a combined basis (not adjusted for overlap) among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was (Won)45,375 billion, (Won)51,173 billion and (Won)49,830 billion as of December 31, 2004, 2005 and 2006, respectively, which constituted 50.4%, 49.1% and 39.4%, respectively, of the balance of our total deposits.

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

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2006:

Time Deposits	Demand Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit
54.47%	24.23%	8.88%	0.41%	12.01%

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

We also offer deposits in foreign currencies and various specialized deposits products, including:

•

Apartment application time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Construction Promotion Law. This law sets forth various measures supporting the purchase of houses and the supply of such houses by construction companies. These products accrue interest at a fixed rate for one year, and at an adjustable rate after one year. Deposit amounts per account range from (Won)2 million to (Won)15 million depending on the size and location of the dwelling unit. These deposit products target high and middle income households.

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

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay an annual premium of 0.2% of our average deposits and, for the year ended December 31, 2006, our banking subsidiaries paid an aggregate of (Won)146 billion.

Branch Network and Other Distribution Channels

Our commercial banking subsidiaries had a total of 1,099 branches in Korea as of December 31, 2006, which on a combined basis, was the second-most extensive network of branches among Korean commercial banks. In Korea, consumer transactions are generally conducted in cash or with credit cards, and conventional checking accounts generally are not offered. Recently, demand for mutual funds and other asset management products as well as bancassurance products have been rising. These products require extensive sales force and customer interaction to sell, further emphasizing the need for an extensive branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct most of their transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of our branch network in Korea as of December 31, 2006:

	Woori Bank		Kyongnam Bank		Kwangju Bank		Total
	Number	% of Total	Number	% of Total	Number	% of Total	Number	% of Total
Area
Seoul	412	49.3%	3	2.2%	4	3.2%	419	38.1%
Six largest cities (other than Seoul)	151	18.0	43	30.9	81	65.3	266	24.2
Other	273	32.7	93	66.9	39	31.5	414	37.7

Total	836	100.0%	139	100.0%	124	100.0%	1,099	100.0%

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

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. The following table presents the number of ATMs and cash dispensers we had as of December 31, 2006:

	ATMs	Cash Dispensers
Woori Bank	3,667	3,095
Kyongnam Bank	446	438
Kwangju Bank	307	378

Total	4,420	3,911

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

Woori Bank

	For the year ended December 31,
	2004		2005		2006
ATMs (1):
Number of transactions (millions)		326		333		369
Fee income (billions of Won)	(Won)	36	(Won)	34	(Won)	39
Telephone banking:
Number of users		3,739,279		4,131,770		4,675,000
Number of transactions (millions)		119		118		118
Fee income (billions of Won)	(Won)	13	(Won)	14	(Won)	9
Internet banking:
Number of users		3,892,755		2,793,322		4,331,780
Number of transactions (millions)		651		915		1,368
Fee income (billions of Won)	(Won)	68	(Won)	63	(Won)	58

Kyongnam Bank

	For the year ended December 31,
	2004		2005		2006
ATMs (1):
Number of transactions (millions)		52		53		59
Fee income (billions of Won)	(Won)	2	(Won)	2	(Won)	2
Telephone banking:
Number of users		511,971		568,804		621,807
Number of transactions (millions)		20		22		23
Fee income (billions of Won)	(Won)	2	(Won)	2		2
Internet banking:
Number of users		242,158		275,875		352,934
Number of transactions (millions)		43		52		69
Fee income (billions of Won)	(Won)	1	(Won)	1		1

Kwangju Bank

	For the year ended December 31,
	2004		2005		2006
ATMs (1):
Number of transactions (millions)		52		39		63
Fee income (billions of Won)	(Won)	6	(Won)	7	(Won)	7
Telephone banking:
Number of users		517,370		479,969		530,336
Number of transactions (millions)		18		18		17
Fee income (billions of Won)	(Won)	1	(Won)	2	(Won)	2
Internet banking:
Number of users		458,125		444,395		517,022
Number of transactions (millions)		33		36		61
Fee income (billions of Won)	(Won)	1	(Won)	1	(Won)	1

(1)	Includes cash dispensers.

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

We have also recently introduced our “Win-CMS” service to corporate customers of Woori Bank, which provides an integrated electronic cash management system and in-house banking platform for such customers.

In the first half of 2007, Woori Bank reduced or waived many of the fees it charges on its banking services, in response to customer demand and to similar measures taken by other commercial banks in Korea. Specifically,

Woori Bank reduced or waived its fees on fund transfers through its ATMs, and exempted its fees on fund transfers through its mobile banking services through the end of 2007. Woori Bank also waived the fees it charges on the opening of household checking accounts and on the issuance of bankers’ checks and certain tax-related statements.

Credit Cards

We offer credit card products and services to consumers and corporate customers in Korea. In March 2004, we merged our credit card subsidiary, Woori Credit Card, with Woori Bank. Prior to the merger, we operated our credit card business principally through Woori Credit Card, to which we transferred the credit card operations of Woori Bank in February 2002 and the credit card operations of Kwangju Bank in March 2003. As of December 31, 2006, Woori Bank’s market share based on transaction volume was approximately 5.7%, which ranked Woori Bank as the sixth largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card.

Our credit card operations benefit from our ownership of a 29.6% equity stake in BC Card, which is co-owned by ten other Korean financial institutions and operates the largest merchant payment network in Korea as measured by transaction volume. This ownership stake allows us to outsource production and delivery of new credit cards, the preparation of monthly statements, management of merchants and other ancillary services to BC Card for our Woori Bank credit card and Kyongnam Bank BC Card operations.

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

Unlike in the United States and many other countries, where most credit cards are revolving cards that allow outstanding balances to be rolled over from month to month so long as a required minimum percentage is repaid, cardholders in Korea are generally required to pay for their non-installment purchases as well as cash advances within approximately 18 to 58 days of purchase or advance, depending on their payment cycle.

The following tables set forth certain data relating to our credit card operations as of the dates or for the period indicated:

	As of or for the year ended December 31,
	2004						2005						2006
	Woori Card (1)(2)		Kyongnam Bank BC Card		Kwangju Bank Visa Card (3)		Woori Card (1)(2)		Kyongnam Bank BC Card		Kwangju Bank Visa Card (3)		Woori Card (1)(2)		Kyongnam Bank BC Card		Kwangju Bank Visa Card (3)
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		4,853		342		296		5,308		417		331		6,402		522		416
Corporate accounts		126		19		10		141		24		16		163		27		21

Total		4,979		361		306		5,449		441		347		6,565		549		437

Active ratio (4)		37.40%		39.13%		81.70%		44.09%		41.81%		50.90%		47.17%		45.35%		57.78%
Credit card interest and fees
Installment and cash advance interest	(Won)	343	(Won)	16	(Won)	7	(Won)	295	(Won)	14	(Won)	8	(Won)	298	(Won)	12	(Won)	8
Annual membership fees		23		1		—		11		—		—		11		—		—
Merchant fees		137		19		8		189		23		14		241		27		19
Other fees		67		5		4		42		3		3		36		4		2

Total	(Won)	570	(Won)	41	(Won)	19	(Won)	537	(Won)	40	(Won)	25	(Won)	586	(Won)	43	(Won)	29

Charge volumes
General purchase	(Won)	4,990	(Won)	580	(Won)	397	(Won)	7,785	(Won)	708	(Won)	500	(Won)	9,999	(Won)	935	(Won)	721
Installment purchase		1,179		197		73		1,814		197		78		2,003		212		108
Cash advance		4,453		336		225		5,435		286		206		5,213		255		197
Card loan		2		8		—		4		3		—		180		2		—

Total	(Won)	10,624	(Won)	1,121	(Won)	695	(Won)	15,038	(Won)	1,194	(Won)	784	(Won)	17,395	(Won)	1,404	(Won)	1,026

Outstanding balances (at year end)
General purchase	(Won)	524	(Won)	81	(Won)	41	(Won)	642	(Won)	95	(Won)	47	(Won)	799	(Won)	116	(Won)	61
Installment purchase		461		47		20		482		46		23		527		47		26
Cash advance		596		34		25		605		33		21		642		30		19
Card loan		289		9		1		95		3		—		136		2		—

Total	(Won)	1,870	(Won)	171	(Won)	87	(Won)	1,824	(Won)	177	(Won)	91	(Won)	2,104	(Won)	195	(Won)	106

Average outstanding balances
General purchase	(Won)	568	(Won)	75	(Won)	29	(Won)	632	(Won)	92	(Won)	48	(Won)	798	(Won)	103	(Won)	61
Installment purchase		528		50		17		462		45		20		486		45		25
Cash advance		680		40		21		640		5		24		653		32		21
Card loan		537		17		—		173		6		—		110		2		—

Total	(Won)	2,313	(Won)	182	(Won)	67	(Won)	1,907	(Won)	178	(Won)	92	(Won)	2,047	(Won)	182	(Won)	107

Delinquency ratios (5)
Less than 1 month		2.20%		0.84%		1.61%		5.54%		1.87%		3.86%		6.03		1.64		3.84
From 1 month to 3 months		2.30		0.99		1.15		1.20		0.68		0.96		1.70		0.90		0.84
From 3 months to 6 months		3.96		1.36		1.35		1.30		0.71		0.65		1.15		0.71		0.68
Over 6 months		0.42		0.36		4.46		0.36		0.66		0.77		0.15		0.51		0.40

Total		8.88%		3.55%		8.57%		8.40%		3.92%		6.24%		9.03%		3.76%		5.76%

Non-performing loan ratio (6)		4.38%		1.72%		5.81%		1.66%		1.37%		1.42%		1.30%		1.22%		1.08%
Charge-offs (gross)	(Won)	1,027	(Won)	23	(Won)	7	(Won)	168	(Won)	8	(Won)	7	(Won)	80	(Won)	4	(Won)	3
Recoveries		96		3		—		94		4		—		74		2		2

Net charge-offs	(Won)	931	(Won)	20	(Won)	7	(Won)	74	(Won)	4	(Won)	7	(Won)	6	(Won)	2	(Won)	1

Gross charge-off ratio (7)		44.40%		12.64%		10.45%		8.81%		3.93%		6.52%		3.91%		2.21%		2.80%
Net charge-off ratio (8)		40.25%		10.99%		10.45%		3.88%		2.25%		6.52%		0.29%		1.10%		0.93%

(1)	Consists of credit cards issued by Woori Credit Card, Woori Bank and BC Cards and Visa cards issued through the BC Card consortium.

(2)

From April 2004, excludes the credit card accounts previously acquired from Kwangju Bank (but not the outstanding credit card receivables relating to such accounts) which were spun off and transferred back to Kwangju Bank by Woori Credit Card in March 2004 prior to Woori Credit Card’s merger with Woori Bank.

(3)

From April 2004, includes the former Kwangju Bank credit card accounts (but not the outstanding credit card receivables relating to such accounts) which were spun off and transferred back to Kwangju Bank by Woori Credit Card in March 2004 prior to Woori Credit Card’s merger with Woori Bank.

(4)	Represents the ratio of accounts used at least once within the last 12 months to total accounts as of the end of the relevant year.
(5)

Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 2.9% of our credit card receivables as of December 31, 2006.

(6)

Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2004, 2005 and 2006:

	As of December 31,
	2004		2005		2006
	(in billions of Won)
Restructured loans	(Won)	43	(Won)	62	(Won)	21

If such restructured loans had been included, the non-performing loan ratio for our credit card operations would have been as follows:

	As of or for the year ended December 31,
	2004			2005			2006
	Woori Card	Kyongnam Bank BC Card	Kwangju Bank Visa Card	Woori Card	Kyongnam Bank BC Card	Kwangju Bank Visa Card	Woori Card	Kyongnam Bank BC Card	Kwangju Bank Visa Card
	(in billions of Won, unless indicated otherwise)
Non-performing loan ratio	6.33%	5.02%	6.63%	2.23%	1.79%	1.67%	1.30%	1.22%	1.08%
(7)

Represents the ratio of gross charge-offs for the year to average outstanding balances for the year. Under U.S. GAAP, our charge-off policy is to charge off balances which are more than six months past due (including previously delinquent credit card balances restructured into loans that are more than six months overdue from the point at which the relevant balances were so restructured), except for those balances with a reasonable probability of recovery. The following table shows, as of the dates indicated, the outstanding amounts of restructured loans greater than six months past due from the initial delinquency date:

	As of December 31,
	2004		2005		2006
	(in billions of Won)
Restructured loans greater than six months past due from the initial delinquency date and not charged off	(Won)	49	(Won)	6	(Won)	2

(8)	Represents the ratio of net charge-offs for the year to average outstanding balances for the year.

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans commencing in 2002. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of (Won)1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a downpayment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2006, the total amount of our restructured loans was (Won)21 billion (which also included revolving loans and installment loans). Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances. In addition, in line with industry practice, we have in the past agreed with selected cardholders to replace their delinquent credit card balances with cash advances that are rolled over from month to month. We discontinued this practice commencing in September 2003.

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

Payments on amounts outstanding on our credit cards must be made (at the cardholder’s election at the time of purchase) either in full on each monthly payment date, in the case of lump-sum purchases, or in equal monthly installments over a fixed term from two months to 36 months, in the case of installment purchases. Cardholders may prepay installment purchases at any time without penalty. Payment for cash advances must be made on a lump sum basis. Payments for card loans must be made on an equal principal installment basis over a fixed term from three months up to a maximum of 36 months, up to a maximum loan amount of (Won)20 million.

No interest is charged on lump-sum purchases that are paid in full by the monthly payment date. For installment purchases, we charge a fixed rate of interest on the outstanding balance of the transaction amount, based on the installment period selected at the time of purchase. For a new cardholder, we currently apply an interest rate between approximately 10.9% and 19.5% per annum as determined by the cardholder’s application system score. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval—Credit Card Approval Process” and “—Credit Review and Monitoring—Credit Card Review and Monitoring.”

For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 9.2% to 27.4% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a commission of (Won)800 to (Won)1,000 per withdrawal.

We also charge a basic annual membership fee of (Won)2,000 to (Won)5,000 for regular cards, (Won)10,000 for gold cards and (Won)120,000 for platinum cards. The determination of the annual fee is based on the type of card and whether affiliation options are selected by the cardholder. For certain cards, such as the Woori Card (which can only be used in Korea and is not affiliated with Visa or MasterCard), Woori Christian Card and Hyundai Home Shopping Woori Card, we will waive membership fees if customers charge above a certain amount.

Commencing in July 2006, we outsourced the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2006, we charged merchants an average of 2.4% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

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

In March 2005, we merged Woori Securities into LGIS, and received 0.654 LGIS share for one Woori Securities share. We also renamed the surviving entity Woori Investment & Securities, which became an equity method investee and, as of the date of the merger, had a capital base of (Won)786 billion, 151 branches within Korea and in other countries and approximately 2,500 employees. The merger was approved by the shareholders of each of Woori Securities and LGIS in extraordinary meetings of shareholders of the respective companies in March 2005. We currently own a 35.0% voting interest in Woori Investment & Securities. As of December 31, 2006, Woori Investment & Securities had consolidated total assets of (Won)12,845 billion, consolidated total liabilities of (Won)10,726 billion and consolidated total shareholders’ equity of (Won)2,119 billion, on a Korean GAAP basis. For the year ended December 31, 2006, Woori Investment & Securities generated consolidated revenues of (Won)2,691 billion and consolidated net income of (Won)233 billion, on a Korean GAAP basis.

Securities Investment and Trading

Through Woori Bank and Woori Investment & Securities (which is an equity method investee and whose operations are therefore not included in the figures presented below for 2005 and 2006) and, to a lesser extent, Kyongnam Bank and Kwangju Bank, we invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2006, our investment portfolio, which consists of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of (Won)43,010 billion and represented 22.0% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2006, we held debt securities with a total book value of (Won)39,861 billion, of which:

•	held-to-maturity debt securities accounted for (Won)8,614 billion, or 21.6%;

•	available-for-sale debt securities accounted for (Won)25,788 billion, or 64.7%; and

•	trading debt securities accounted for (Won)5,459 billion, or 13.7%.

Of these amounts, as of December 31, 2006, debt securities issued by the Korean government and government agencies amounted to (Won)7,039 billion, or 81.7%, of our held-to-maturity debt securities, (Won)11,729 billion, or 45.5%, of our available-for-sale debt securities, and (Won)1,592 billion, or 29.2%, of our trading debt securities.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange. As of December 31, 2006:

•	equity securities in our available-for-sale portfolio had a book value of (Won)1,605 billion, or 5.7%, of our available-for-sale portfolio; and

•	equity securities in our trading portfolio had a book value of (Won)636 billion, or 10.2%, of our trading portfolio.

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

The following tables show, as of the dates indicated, the gross unrealized gains and losses within our investment securities portfolio and the amortized cost and fair value of the portfolio by type of investment security:

	As of December 31, 2004
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	6,308	(Won)	57	(Won)	7	(Won)	6,358
Corporate		3,308		77		3		3,382
Financial institutions		1,976		13		—		1,989
Mortgage backed securities		65		—		—		65
Foreign governments		50		—		—		50

Subtotal		11,707		147		10		11,844
Equity securities		199		204		2		401
Beneficiary certificates (1)		58		3		4		57

Total available-for-sale securities	(Won)	11,964	(Won)	354	(Won)	16	(Won)	12,302

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	7,567	(Won)	318		—	(Won)	7,885
Corporate		213		34		—		247
Financial institutions		561		6		—		567
Mortgage backed securities		20		—		—		20
Foreign governments		45		—		—		45

Total held-to-maturity securities	(Won)	8,406	(Won)	358		—	(Won)	8,764

	As of December 31, 2005
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	11,108	(Won)	15	(Won)	18	(Won)	11,105
Corporate		3,571		45		31		3,585
Financial institutions		2,449		9		5		2,453
Mortgage backed securities		92		—		—		92
Foreign governments		49		—		—		49

Subtotal		17,269		69		54		17,284
Equity securities		191		449		—		640
Beneficiary certificates (1)		359		6		—		365

Total available-for-sale securities	(Won)	17,819	(Won)	524	(Won)	54	(Won)	18,289

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	8,188	(Won)	31	(Won)	60	(Won)	8,159
Corporate		73		9		—		82
Financial institutions		1,274		1		7		1,268
Mortgage backed securities		48		—		—		48
Foreign governments		55		1		—		56

Total held-to-maturity securities	(Won)	9,638	(Won)	42	(Won)	67	(Won)	9,613

	As of December 31, 2006
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	11,742	(Won)	13	(Won)	26	(Won)	11,729
Corporate		8,340		40		120		8,260
Financial institutions		5,681		3		9		5,675
Mortgage backed securities		78		—		—		78
Foreign governments		46		—		—		46

Subtotal		25,887		56		155		25,788
Equity securities		398		1,207		—		1,605
Beneficiary certificates (1)		750		34		3		781

Total available-for-sale securities	(Won)	27,035	(Won)	1,297	(Won)	158	(Won)	28,174

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	7,039	(Won)	14	(Won)	31	(Won)	7,022
Corporate		32		2		—		34
Financial institutions		1,415		2		5		1,412
Mortgage backed securities		45		—		1		44
Foreign governments		83		—		—		83

Total held-to-maturity securities	(Won)	8,614	(Won)	18	(Won)	37	(Won)	8,595

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

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers, primarily through Woori Bank and Woori Investment & Securities (which is an equity method investee and whose operations are therefore not included in the figures presented below for 2005 and 2006). Our trading volume was (Won)52,432 billion in 2004, (Won)71,149 billion in 2005 and (Won)103,589 billion in 2006, respectively. Our net trading revenue from derivatives and foreign exchange spot contracts for the years ended December 31, 2004, 2005 and 2006 was (Won)77 billion, (Won)150 billion and (Won)85 billion, respectively.

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

The following shows the estimated fair value of derivatives and foreign exchange spot contracts we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2004				2005				2006
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Foreign exchange spot contracts	(Won)	3	(Won)	4	(Won)	13	(Won)	13	(Won)	1	(Won)	2
Foreign exchange derivatives		1,227		1,236		609		535		1,043		931
Interest rate derivatives		168		169		120		189		160		292
Equity derivatives		22		218		73		602		142		471
Credit derivatives (1)		—		1		—		—		2		—
Other derivatives		—		—		—		—		5		5

Total	(Won)	1,420	(Won)	1,628	(Won)	815	(Won)	1,339	(Won)	1,353	(Won)	1,701

(1)

Our total exposure under credit derivatives outstanding was US$265 million as of December 31, 2006. In connection with such credit derivatives, we accept credit exposure with respect to foreign currency-denominated corporate debt instruments held by counterparties by guaranteeing payments under such instruments, subject to our overall credit limits with respect to the applicable issuers.

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

In August 2006, Woori Bank entered into another agreement with Macquarie Bank, pursuant to which Macquarie Bank will provide operational support and cooperation to Woori Bank in the area of commodity derivatives trading, in connection with Woori Bank’s plans to develop its commodities derivatives business.

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

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank, Woori F&I and Woori Investment & Securities, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2006, we were involved in asset securitization transactions with an initial aggregate issue amount of (Won)9,155 billion and generated total fee income under Korean GAAP of approximately (Won)68 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

We engage in investment banking activities in Korea through Woori Bank and Woori Investment & Securities. Through Woori Investment & Securities, we underwrite equity and debt securities offerings in the Korean capital markets, either as lead manager or a member of an underwriting syndicate and provide mergers and acquisitions and financial advisory services. In 2006, Woori Investment & Securities generated investment banking revenue under Korean GAAP of approximately (Won)20 billion, consisting primarily of underwriting fee income from securities offerings. In addition, through Woori Bank, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions advisory services. In 2006, Woori Bank generated investment banking revenue of approximately (Won)233 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services.

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

Securities Brokerage

We provide securities brokerage services through Woori Investment & Securities. Our activities include brokerage services relating to stocks, futures, options and debt instruments (such as commercial paper). As of December 31, 2006, Woori Investment & Securities had 125 branches. We also provide securities brokerage services through the Internet and through our home trading system software platform via the following systems: W-on Trading, W-on Stox and X-Trade, Web-Trading and Q-Trading. In 2006, Woori Investment & Securities generated fee income under Korean GAAP of approximately (Won)325 billion through its securities brokerage activities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2004		2005		2006
	(in millions of US$)
Total foreign currency assets	US$	14,135	US$	14,634	US$	14,902
Foreign currency borrowings
Call money		162		109		962
Secured borrowings		407		—		—
Long-term borrowings		3,604		3,314		5,690
Short-term borrowings		4,462		5,505		7,736

Total foreign currency borrowings	US$	8,635	US$	8,929	US$	14,388

The table below sets forth our overseas subsidiaries and branches currently in operation as of December 31, 2006.

Business Unit (1)	Location
Subsidiaries
Woori America Bank	United States
P.T. Bank Woori Indonesia	Indonesia
Woori Global Markets Asia Limited	Hong Kong
Branches, Agencies and Representative Offices
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Beijing Branch	China
Hong Kong Branch	China
Shanghai Branch	China
Shenzhen Branch	China
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Hanoi Branch	Vietnam
Ho Chi Minh City Branch	Vietnam
Gaeseong Industrial Complex Branch	North Korea
New York Agency	United States
Los Angeles Agency	United States
Moscow Representative Office	Russia

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

In addition, Woori America Bank currently operates 17 branches in New York, New Jersey, Maryland, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$944 million as of December 31, 2006 and net income of US$13 million in 2006. In September 2003, Woori America Bank acquired and merged with Panasia Bank N.A. in the United States from National Penn Bancshares Inc. for US$34.5 million in cash. Panasia Bank was established in 1993 as the first Asian-American owned lender in the United States and was one of the largest banks specializing in service to the Korean-American community in the eastern United States.

The principal activities of our overseas branches and subsidiaries, all of which are branches and subsidiaries of Woori Bank, are providing trade financing and local currency funding for Korean companies and Korean nationals operating in overseas markets as well as servicing local customers and providing foreign exchange services in conjunction with our headquarters. On a limited basis, our overseas branches and subsidiaries also engage in the investment and trading of securities of foreign issuers.

In July 2002, Woori Bank entered into a memorandum of understanding with Bank of China to undertake a joint marketing effort to corporate clients who are expanding their business potential in the region, as well as to promote information exchange between the two institutions. In October 2004, Woori Bank entered into a similar strategic alliance with China Minsheng Bank. In April 2006, Woori Bank entered into a memorandum of understanding with the Bank of East Asia to promote information exchange and cooperation between the two institutions with respect to various financial products.

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

We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Money trust management is currently the largest source of our fee income. Fees that we received for our trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation), net of expenses, amounted to (Won)40 billion in 2004, (Won)13 billion in 2005 and (Won)24 billion in 2006.

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

The following table shows the balances of our money trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate performance trusts on which we do not guarantee principal or interest, due to the fact that the assets invested are not our assets but customer assets and that our customers bear the risk of loss:

	As of December 31,
	2004		2005		2006
	(in billions of Won)
Principal and interest guaranteed trusts	(Won)	13	(Won)	14	(Won)	15
Principal guaranteed trusts		1,934		1,896		1,912
Performance trusts		3,465		4,330		7,572

Total	(Won)	5,412	(Won)	6,241	(Won)	9,499

The trust assets we manage consist principally of investment securities and loans made from the trusts. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2006, under Korean GAAP, our money trusts had invested in securities with an aggregate book value of (Won)6,349 billion, which accounted for 66.8% of our money trust assets. Debt securities accounted for (Won)3,121 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2006, equity securities held by our money trusts amounted to (Won)563 billion on a Korean GAAP basis, which accounted for approximately 8.9% of our money trust assets. Of this amount, (Won)315 billion was from specified money trusts and the remaining (Won)248 billion was from money trusts over which we had investment discretion.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2006, under Korean GAAP, our money trusts had made loans in the aggregate principal amount of (Won)100 billion (excluding loans to our banking operations of (Won)1,772 billion), which accounted for approximately 0.4% of our money trust assets. Because we act as trustee, loans by money trusts are made at our discretion and are subject to the same credit approval process as loans from our banking operations. As of December 31, 2006, substantially all of the loans from our money trusts were collateralized or guaranteed.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. In 2006, we made no such payments.

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

In 2006, our property trust fees ranged from 0.05% to 1.0% of total assets under management, depending on the type of trust account product. As of December 31, 2006, the balance of our property trusts totaled (Won)15,397 billion.

The property trusts also are not consolidated within our U.S. GAAP financial statements.

Investment Trust Management

Through Woori Credit Suisse Asset Management, we offer investment trust products to our customers and manage the assets invested by them in investment trusts. The investment trust products we offer generally take the form of beneficiary certificates evidencing an ownership interest in a particular investment trust. We currently offer various different types of investment trust products, including:

•	equity funds, where equity securities or equity-linked securities consist of 60% or more of their assets;

•	fixed income funds, where fixed income securities consist of 60% or more of their assets;

•	hybrid funds, the assets of which include both fixed income and equity securities with no minimum requirement to hold either type of security;

•	money market funds, which invest mostly in short-term financial products, such as call loans, commercial paper, certificates of deposit and short-term treasury notes and corporate bonds; and

•	alternative investment funds, which invest in derivatives, real estate, commodities, special assets, funds of funds and other assets.

The investment trusts we manage are generally trusts with no fixed term that allow investors to share in the investment performance of the trust in proportion to the amount of their investment in the trust. We have investment discretion over all investment trusts. Investment trusts calculate the value of their assets each day, and any change in the overall valuation of their assets will be reflected in the price of their beneficiary certificates. To the extent such a trust does have a maturity date, at that time the trust will disburse principal and any return on investment based on the price of their beneficiary certificates. In addition to investment trust products, we provide our institutional clients with various investment advisory and discretionary asset investment services.

The following table shows the balances of our investment trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets:

	As of December 31,
	2004		2005		2006
	(in billions of Won)
Equity funds	(Won)	185	(Won)	736	(Won)	1,152
Bond funds		2,742		3,263		1,446
Hybrid funds		1,163		1,311		3,169
Money market funds		1,881		6,770		8,938
Alternative investment funds		368		882		1,845

Total	(Won)	6,339	(Won)	12,962	(Won)	16,550

We receive fees for our investment trust management services consisting of management fees in connection with establishing, operating and managing the investment trust, asset management fees and related advisory fees. These fees are calculated by multiplying the daily net asset value of the trust by a percentage provided in the trust documentation. Fees accrue on a daily basis and are paid out as expenses periodically.

Fees from our investment trust management services amounted to (Won)17 billion in 2004, (Won)19 billion in 2005 and (Won)28 billion in 2006.

Although our current customer base consists mainly of institutional investors, we have been seeking to market our investment trust products to retail customers through our consumer banking network. We believe that significant opportunities exist for us to enhance our asset management skills and risk asset management techniques through our joint venture arrangement with Credit Suisse, and to leverage our existing base of consumer banking customers to cross-sell our investment trust products. We intend to expand our investment trust management operations to take advantage of these opportunities, with a view to increasing our fee income and further diversifying our revenue base. We also intend to focus on the development of new products tailored to particular customer segments and the enhancement of sales and distribution capabilities through each of our marketing channels to meet our customers’ needs.

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank, we act as a trustee for approximately 1,182 securities investment trusts. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2006, our fee income from such services was (Won)8 billion.

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

As a result, we have been concentrating on improving the asset quality of our merchant banking operations by disposing of non-performing assets through asset sales to KAMCO and to various special purpose companies formed as a result of joint ventures with several financial institutions. See “—Assets and Liabilities—Asset Quality of Loans—Sales of Non-Performing Loans.”

Management of National Housing Fund

In November 2002, we were selected to manage the operations of the National Housing Fund, together with two other financial institutions. The National Housing Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2006, outstanding housing loans from the National Housing Fund amounted to approximately (Won)55 trillion, of which we originated approximately (Won)8 trillion. The activities of the National Housing Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing Fund.

In return for managing the operations of the National Housing Fund we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. The fund raising fee is based on the number of National Housing Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing Fund loans and the number of National Housing Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing Fund. In 2006, we received total fees of approximately (Won)41 billion for managing the National Housing Fund compared to approximately (Won)30 billion in 2005.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori Bank, Kyongnam Bank and Kwangju Bank, we currently market a wide range of bancassurance products in connection with a revision to existing regulations in 2003 that liberalized the bancassurance market in Korea. The revision has allowed us to offer insurance products commencing in September 2003. In 2006, we generated fee income of approximately (Won)111 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. Woori Bank has entered into bancassurance marketing arrangements with 20 insurance companies, including Samsung Life Insurance, Samsung Fire and Marine Insurance, Korea Life Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plan to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base.

Private Equity

In October 2005, we established Woori Private Equity Co., Ltd. with the aim of strengthening our principal investment operations. Woori Private Equity will make long-term and strategic investments in buyout target companies, as well as actively involving itself in their management. This would involve identifying potential investees suffering from inefficient management and effecting financial restructuring and strategic reorientation in those investees so as to enhance their enterprise value. We expect Woori Private Equity’s operations to provide us with greater investment opportunities and a new source of business for other related segments, especially corporate banking. In July 2006, Woori Private Equity established Woori Private Equity Fund, the size of which is approximately (Won)344 billion, as a limited partnership in which Woori Private Equity serves as a general partner.

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

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004 and the acquisition of Korea First Bank by Standard Chartered Bank in April 2005. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. See “Item 3D. Risk Factors—Risks relating to competition.”

Assets and Liabilities

The tables below and accompanying discussions provide selected financial highlights regarding our assets and liabilities on a consolidated basis.

Loan Portfolio

As of December 31, 2006, the balance of our total loan portfolio was (Won)133,740 billion, a 28.4% increase from (Won)104,130 billion as of December 31, 2005. As of December 31, 2006, 90.1% of our total loans were Won-denominated loans and 9.9% of our total loans were denominated in other currencies. Of the (Won)13,245 billion of foreign currency-denominated loans as of that date, approximately 26.7% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank makes foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses.

Loan Types

The following table presents loans by type as of the dates indicated. Totals include past due amounts:

	As of December 31,
	2002		2003		2004		2005		2006		2006
	(in billions of Won)										(%)
Domestic:
Corporate:
Commercial and industrial	(Won)	33,717	(Won)	40,642	(Won)	42,445	(Won)	47,232	(Won)	58,766	44.0%
Lease financing		310		222		132		75		35	0.0
Trade financing		6,562		6,922		7,073		7,172		8,027	6.0
Other commercial		5,466		4,254		4,270		4,727		5,263	3.9

Total corporate		46,055		52,040		53,920		59,206		72,091	53.9
Consumer:
General purpose household (1)		23,315		26,758		27,618		34,906		51,637	38.6
Mortgage		2,451		3,599		4,684		5,458		4,068	3.0

Total consumer		25,766		30,357		32,302		40,364		55,705	41.6
Credit cards		6,418		3,964		2,128		2,092		2,405	1.8

Total domestic		78,239		86,361		88,350		101,662		130,201	97.3
Foreign:
Corporate:
Commercial and industrial	(Won)	1,811	(Won)	1,884	(Won)	1,730	(Won)	2,316	(Won)	3,341	2.5
Trade financing		96		63		104		76		112	0.1

Total corporate		1,907		1,947		1,834		2,392		3,453	2.6
Consumer		80		84		305		76		86	0.1

Total foreign		1,987		2,031		2,139		2,468		3,539	2.7
Total gross loans		80,226		88,392		90,489		104,130		133,740	100.0
Less: Unearned income		(40)		(26)		(14)		(7)		(5)	0.0

Total loans	(Won)	80,186	(Won)	88,366	(Won)	90,475	(Won)	104,123	(Won)	133,735	100.0%

(1)	Includes home equity loans.

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

20 Largest Exposures by Borrower

As of December 31, 2006, our exposures to our 20 largest borrowers totaled (Won)27,521 billion and accounted for 14.6% of our total exposures. The following table sets forth our total exposures to those borrowers as of that date:

Company (credit rating) (1)	Loans				Equity Securities		Debt Securities		Guarantees and acceptances		Credit derivatives		Total exposures		Collateral		Amounts classified as substandard or below (2)
	Won Currency		Foreign Currency
	(in billions of Won)
The Bank of Korea (3)	(Won)	200	(Won)	—	(Won)	—	(Won)	10,327	(Won)	—	(Won)	—	(Won)	10,527	(Won)	—	(Won)	—
Korea Deposit Insurance Corporation (3)		26		—		—		2,592		—		—		2,618		—		—
Korea Development Bank (AAA)		38		—		—		2,263		—		9		2,310		45		—
Industrial Bank of Korea (AAA)		489		—		3		1,414		—		—		1,906		—		—
Samsung Electronics Co., Ltd. (AAA)		32		1,119		112		—		1		—		1,264		—		—
SH Corporation (A1)		30		—		—		1,001		—		—		1,031		—		—
Kookmin Bank (AAA)		135		—		9		835		—		—		979		103		—
LG Card Co., Ltd (A1)		34		20		632		113		1		—		800		—		—
Kia Motors Corporation (A1)		2		523		—		122		50		—		697		25		—
National Federation of Fisheries Cooperatives (AAA)		0		233		—		391		—		—		624		150		—
Standard Chartered Korea First Bank Limited (AAA)		41		—		—		544		—		—		585		—		—
Hyundai Heavy Industries Co., Ltd. (A1)		47		1		6		—		492		—		546		—		—
Hyosung Group (A2-)		62		175		2		123		134		—		496		152		—
Korea Exchange Bank (AAA)		14		51		5		424		—		—		494		—		—
LG Electronics Inc. (A1)		124		331		2		18		—		—		475		—		—
Kumho Industrial Co.,Ltd. (A3-)		0		155		—		310		2		—		467		141		—
Hankook Tire Co., Ltd. (AA-)		88		289		2		—		72		—		451		6		—
Hanwha Corporation (A3+)		243		92		2		20		72		—		429		51		—
LG Chem, Ltd. (A1)		23		306		1		50		40		—		420		—		—
National Agricultural Cooperative Federation (AAA)		—		11		—		387		4		—		402		—		—

Total	(Won)	1,628	(Won)	3,306	(Won)	776	(Won)	20,934	(Won)	868	(Won)	9	(Won)	27,521	(Won)	673	(Won)	—

(1)

Credit ratings from one of the following domestic credit rating agencies in Korea as of December 31, 2006: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings, as S&P and Moody’s credit ratings were unavailable.

(2)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.
(3)	Credit ratings unavailable.

As of December 31, 2006, nine of these top 20 borrowers were companies belonging to the 30 largest chaebols in Korea. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2006, 10.6% of our total exposure was to the 30 largest chaebols in Korea. The following table shows, as of December 31, 2006, our total exposures to the ten chaebol groups to which we have the largest exposure:

Chaebol	Loans				Equity securities		Debt securities		Guarantees and acceptances		Credit derivatives		Total exposures		Collateral		Amount classified as precautionary or below (1)		Amounts classified as substandard or below (1)
	Won currency		Foreign currency
	(in billions of Won)
Samsung	(Won)	448	(Won)	1,628	(Won)	318	(Won)	129	(Won)	167	(Won)	—	(Won)	2,690	(Won)	—	(Won)	—	(Won)	—
Hyundai Motors		565		1,377		17		333		237		—		2,529		94		1		—
LG		269		1,191		11		404		228		—		2,103		195		—		—
Kumho Asiana		428		716		5		469		76		—		1,694		648		—		—
Hanhwa		482		205		2		184		134		—		1,007		365		—		—
Doosan		100		477		10		41		119		—		747		129		—		—
Hyosung		128		277		2		174		160		—		741		152		1		—
SK		231		145		33		171		127		23		730		25		183		1
CJ		145		362		5		67		60		—		639		39		—		—
Hankook Tire		107		435		2		—		92		—		636		19		—		—

Total	(Won)	2,903	(Won)	6,813	(Won)	405	(Won)	1,972	(Won)	1,400	(Won)	23	(Won)	13,516	(Won)	1,666	(Won)	185	(Won)	1

(1)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2006, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of total lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance
	(in billions of Won)
Industry
Manufacturing	(Won)	27,985	37.1%
Retail and wholesale		10,735	14.2
Hotel, leisure or transportation		4,793	6.3
Government and government agencies		117	0.2
Construction		7,259	9.6
Financial and insurance		2,365	3.1

Other		22,285	29.5

Total	(Won)	75,539	100.0%

Loan Concentration by Size of Loans

The following tables show, as of December 31, 2006, the aggregate balances of our loans by outstanding loan amount:

Corporate

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Commercial and industrial loans
Up to (Won)100 million	(Won)	6,051	4.5%
Over (Won)100 million to (Won)1 billion		24,197	18.1
Over (Won)1 billion to (Won)10 billion		13,276	10.0
Over (Won)10 billion to (Won)50 billion		9,533	7.1
Over (Won)50 billion to (Won)100 billion		3,646	2.7
Over (Won)100 billion		2,063	1.5

Sub-total		58,766	43.9

Lease financing loans
Up to (Won)100 million		—	—
Over (Won)100 million to (Won)1 billion		14	—
Over (Won)1 billion to (Won)10 billion		16	0.1
Over (Won)10 billion to (Won)50 billion		—	—
Over (Won)50 billion to (Won)100 billion		—	—
Over (Won)100 billion		—	—

Sub-total		30	0.1

Trade financing loans
Up to (Won)100 million		1,388	1.0
Over (Won)100 million to (Won)1 billion		3,461	2.6
Over (Won)1 billion to (Won)10 billion		2,502	1.9
Over (Won)10 billion to (Won)50 billion		676	0.5
Over (Won)50 billion to (Won)100 billion		—	—
Over (Won)100 billion		—	—

Sub-total		8,027	6.0

Other commercial loans
Up to (Won)100 million		705	0.5
Over (Won)100 million to (Won)1 billion		1,871	1.4
Over (Won)1 billion to (Won)10 billion		1,414	1.1
Over (Won)10 billion to (Won)50 billion		692	0.5
Over (Won)50 billion to (Won)100 billion		279	0.2
Over (Won)100 billion		302	0.2

Sub-total		5,263	3.9

Foreign commercial and industrial loans
Up to (Won)100 million		105	0.1
Over (Won)100 million to (Won)1 billion		392	0.3
Over (Won)1 billion to (Won)10 billion		1,630	1.2
Over (Won)10 billion to (Won)50 billion		1,037	0.8
Over (Won)50 billion to (Won)100 billion		177	0.1
Over (Won)100 billion		—	—

Sub-total		3,341	2.5

Foreign trade financing loans
Up to (Won)100 million		17	—
Over (Won)100 million to (Won)1 billion		24	—
Over (Won)1 billion to (Won)10 billion		41	0.1
Over (Won)10 billion to (Won)50 billion		30	—
Over (Won)50 billion to (Won)100 billion		—	—
Over (Won)100 billion		—	—

Sub-total		112	0.1

Consumer

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
General purpose household loans (1)
Up to (Won)10 million		4,076	3.0
Over (Won)10 million to (Won)50 million		13,384	10.0
Over (Won)50 million to (Won)100 million		12,024	9.0
Over (Won)100 million to (Won)500 million		19,772	14.8
Over (Won)500 million to (Won)1 billion		1,736	1.3
Over (Won)1 billion		645	0.5

Sub-total		51,637	38.6

Mortgage loans
Up to (Won)10 million		27	—
Over (Won)10 million to (Won)50 million		897	0.7
Over (Won)50 million to (Won)100 million		1,435	1.1
Over (Won)100 million to (Won)500 million		1,617	1.2
Over (Won)500 million to (Won)1 billion		92	0.1

Sub-total		4,068	3.1

Credit cards
Up to (Won)10 million		2,127	1.6
Over (Won)10 million to (Won)50 million		197	0.1
Over (Won)50 million to (Won)100 million		20	—
Over (Won)100 million		61	—

Sub-total		2,405	1.7

Foreign consumer loans
Up to (Won)10 million		2	—
Over (Won)10 million to (Won)50 million		—	—
Over (Won)50 million to (Won)100 million		2	—
Over (Won)100 million to (Won)500 million		42	0.1
Over (Won)500 million to (Won)1 billion		16	—
Over (Won)1 billion		24	—

Sub-total		86	0.1

Total	(Won)	133,735	100.0%

(1)	Includes home equity loans.

Maturity Analysis

The following table sets out, as of December 31, 2006, the scheduled maturities (time remaining until maturity) of our loan portfolio. The amounts disclosed are before deduction of allowance for loan losses:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate
Commercial and industrial	(Won)	41,357	(Won)	13,955	(Won)	3,454	(Won)	58,766
Lease financing		21		9		0		30
Trade financing		8,003		24		0		8,027
Other commercial		3,468		934		861		5,263

Total corporate		52,849		14,922		4,315		72,086

Consumer
General purpose household (1)		21,491		12,527		17,619		51,637
Mortgage		2,077		1,046		945		4,068
Credit cards		2,218		186		1		2,405

Total consumer		25,786		13,759		18,565		58,110

Total domestic		78,635		28,681		22,880		130,196

Foreign
Corporate
Commercial and industrial		1,631		983		727		3,341
Lease financing		—		—		—		—
Trade financing		112		—		—		112
Other commercial		—		—		—		—

Total corporate		1,743		983		727		3,453
Consumer:
Other consumer		2		1		83		86

Total foreign		1,745		984		810		3,539

Total loans	(Won)	80,380	(Won)	29,665	(Won)	23,690	(Won)	133,735

(1)	Includes home equity loans.

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

Interest Rates

The following table shows, as of December 31, 2006, the total amount of our loans due after one year, that have fixed interest rates and variable or adjustable interest rates:

	Domestic		Foreign		Total
	(in billions of Won)
Fixed rate (1)	(Won)	6,195	(Won)	242	(Won)	6,437
Variable or adjustable rates (2)		45,366		1,552		46,918

Total loans	(Won)	51,561	(Won)	1,794	(Won)	53,355

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

Foregone interest is the interest due on non-accrual loans that we have not accrued in our books. If we had not foregone interest on our non-accrual loans, we would have recorded gross interest income of (Won)308 billion, (Won)211 billion and (Won)216 billion for 2004, 2005 and 2006, respectively, on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2004, 2005 and 2006 was (Won)149 billion, (Won)109 billion and (Won)102 billion, respectively.

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

	As of December 31,
	2002						2003						2004						2005						2006
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	1,889	(Won)	91	(Won)	1,990	(Won)	1,732	(Won)	143	(Won)	1,875	(Won)	1,202	(Won)	2	(Won)	1,204	(Won)	1,026	(Won)	11	(Won)	1,037	(Won)	1,001	(Won)	6	(Won)	1,007

Consumer (1)		2,506		—		2,506		2,336		—		2,336		1,763		—		1,763		1,485		1		1,486		1,560		—		1,560

Sub-total		4,405		91		4,496		4,068		143		4,211		2,965		2		2,967		2,511		12		2,523		2,561		6		2,567
Accruing loans which are contractually past due one day or more as to principal or interest
Corporate		270		1		271		26		—		26		28		—		28		34		—		34		23		0		23
Consumer		36		—		36		16		—		16		20		—		20		47		—		47		29		0		29

Sub-total		306		1		307		42		—		42		48		—		48		81		—		81		52		—		52

Total	(Won)	4,711	(Won)	92	(Won)	4,803	(Won)	4,110	(Won)	143	(Won)	4,253	(Won)	3,013	(Won)	2	(Won)	3,015	(Won)	2,592	(Won)	12	(Won)	2,604	(Won)	2,613	(Won)	6	(Won)	2,619

(1)	Includes credit card balances of (Won)702 billion, (Won)1,304 billion, (Won)216 billion, (Won)95 billion and (Won)60 billion as of December 31, 2002, 2003, 2004, 2005 and 2006, respectively.
(2)

Includes accruing loans that are contractually past due 90 days or more in the amount of (Won)4 billion, (Won)4 billion, (Won)3 billion and (Won)2 billion as of December 31, 2003, 2004, 2005 and 2006, respectively.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated. In line with industry practice, we have restructured a portion of our delinquent credit card balances as loans and substituted cash advances commencing in 2002. We discontinued the practice of providing such substituted cash advances commencing in September 2003.

	Normal			1-3 months			3-6 months			More than 6 months			Total
As of December 31,	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
2002	(Won)	77,676	96.9%	(Won)	684	0.8%	(Won)	421	0.5%	(Won)	1,405	1.8%	(Won)	80,186	100.0%
2003		86,194	97.5		623	0.7		956	1.1		593	0.7		88,365	100.0
2004		88,697	98.1		541	0.6		547	0.6		690	0.7		90,475	100.0
2005		102,833	98.8		335	0.3		325	0.3		630	0.6		104,123	100.0
2006		132,603	99.1		229	0.2		263	0.2		640	0.5		133,735	100.0

Credit Exposures to Companies in Workout, Restructuring, Corporate Reorganization or Composition

Workout is a voluntary procedure through which we, together with borrowers and other creditors, restructure a borrower’s credit terms. Between 1998 and 2001, we joined with other financial institutions in Korea in establishing and implementing voluntary workout procedures. On July 18, 2001, the National Assembly of Korea adopted the Corporate Restructuring Promotion Act, which became effective in September 2001 and expired on December 31, 2005. The Corporate Restructuring Promotion Act replaced the previously established workout procedures. The Act applied to more than 420 financial institutions in Korea, which included commercial banks, insurance companies, investment trust companies, securities companies, merchant banks, the KDIC and KAMCO. Under the Corporate Restructuring Promotion Act, all creditor financial institutions of a financially troubled borrower were required to participate in a creditors’ committee to prepare a restructuring plan. The approval of creditor financial institutions holding not less than 75% of the total debt outstanding of a borrower (as well as 75% of the total outstanding secured debt, if the restructuring plan includes secured debt restructuring) finalized the borrower’s restructuring plan, including debt restructuring and provision of additional funds. Once approved, the plan was also binding on all the creditor financial institutions of the borrower. Any creditor financial institution that disagreed with the final restructuring plan approved by the creditors’ committee had the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting creditor financial institution failed to come to an agreement on the terms of purchase, a coordination committee consisting of seven experts would be set up to resolve the matter. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio.” The Korean government presented an amendment bill to extend the effective term of the Corporate Restructuring Promotion Act until December 31, 2010 to the National Assembly of Korea. The amendment bill not only is designed to extend the validity of the Corporate Restructuring Promotion Act but also contains other amendments which provide, among others, (i) that the Financial Supervisory Commission may request that creditor financial institutions defer from exercising their creditor rights and (ii) relaxations of some of the restrictions previously imposed on the creditor financial institutions’ disposition of their shares acquired by debt-to-equity swaps. The amendment bill is still pending at the National Assembly of Korea. As a temporary measure until the reenactment of the Corporate Restructuring Promotion Act, certain financial institutions, including us, have recently decided to adopt and implement a voluntary agreement similar to the restructuring procedures under the Corporate Restructuring Promotion Act, beginning at the end of March 2007, to facilitate corporate restructuring of companies with borrowings of not less than (Won)50 billion.

Korean law has also provided for corporate reorganization proceedings, which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. That restructuring plan is subject to court approval.

The Korean Debtor Recovery and Bankruptcy Law was enacted on March 31, 2005 and became effective on March 31, 2006. Accordingly, each of the Company Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act was abolished. The Korean Debtor Recovery and Bankruptcy Law contains notable changes to previously existing corporate reorganization and composition procedures, including nullification of the composition procedures previously in place and the modification of reorganization procedures, whereby existing management would continue to oversee a company’s reorganization process (except that the court would be empowered to appoint a third-party receiver under certain circumstances). Notwithstanding this legislative change, any composition or company reorganization proceedings that were pending at the time the new law became effective will continue to be governed under the Composition Act and the Company Reorganization Act, respectively.

A portion of our loans to and debt securities of corporate customers are currently in workout or restructuring. As of December 31, 2006, (Won)280 billion, or 0.2%, of our total loans and debt securities were in workout or restructuring. This included (Won)239 billion of loans to and debt securities of large corporate borrowers in workout or restructuring and (Won)4 billion of loans to and debt securities of small- and medium-sized enterprises in workout or restructuring, which represented 85.4% and 0.2% of our loans to and debt securities of such customers and 14.6% and less than 0.1% of our total loans and debt securities, respectively. Currently, a specialized unit in each of our banking subsidiaries manages their workout or restructured loans. At Woori Bank, for example, the Credit Management and Collection Center manages its workout and restructured loans. Upon approval of a workout or restructuring plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout or restructuring, corporate reorganization or composition, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for loan losses.

The following table shows, as of December 31, 2006, our ten largest exposures that were in workout or restructuring, including composition or court receivership:

Company (credit rating) (1)	Loans				Equity Securities		Debt Securities		Guarantees and Acceptances		Credit Derivatives		Total Exposures		Collateral(2)		Amounts Classified as Substandard or Below (3)		Allowance
	Won Currency		Foreign Currency
	(in billions of Won)
Daewoo Electronics Corp. (C)	(Won)	47	(Won)	50	(Won)	—	(Won)	—	(Won)	10	(Won)	0	(Won)	107	(Won)	50	(Won)	104	(Won)	55
Hyundai Corporation (CCC)		—		52		—		—		4		—		56		—		—		11
Saehan Industries Inc. (B)		12		15		—		—		—		—		27		—		—		—
Saehan Media Co., Ltd (C)		—		15		—		—		9		—		24		19		1		—
Boe Hydis Technology Co., Ltd. (D)		2		18		—		—		—		—		20		—		20		11
Hyundai IT Corp. (A3-)		20		—		—		—		—		—		20		—		20		15
Ilhwawool Corp. (A3-)		11		—		—		—		—		—		11		10		11		—
EZ Digital Co., Ltd (4)		—		7		—		—		—		—		7		7		—		—
Haegang Fenster Co., Ltd (4).		7		—		—		—		—		—		7		5		2		2
VK Corporation (A3-)		3		—		—		—		—		—		3		—		3		3

Total	(Won)	102	(Won)	157		—		—	(Won)	23		—	(Won)	282	(Won)	91	(Won)	161	(Won)	97

(1)	Credit rating as of December 31, 2006, from one of the following Korean credit agencies: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings.
(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.
(4)	Credit rating unavailable.

Troubled Debt Restructurings

The following table presents, as of the dates indicated, our loans that are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2002						2003						2004						2005					2006
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign	Total		Domestic		Foreign	Total
	(in billions of Won)
Loans not included in “non-accrual and past due loans” which are classified as “troubled debt restructurings”	(Won)	1,286	(Won)	2	(Won)	1,288	(Won)	363	(Won)	3	(Won)	366	(Won)	44	(Won)	3	(Won)	47	(Won)	314	—	(Won)	314	(Won)	251	—	(Won)	251

For 2006, interest income that we would have recorded under the original contract terms of restructured loans amounted to (Won)17 billion, of which we reflected (Won)14 billion as interest income for 2006.

Potential Problem Loans

As of December 31, 2006, we had (Won)1,676 billion of corporate loans that were current as to payment of principal and interest but where we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. These amounts were classified as impaired and therefore included in our calculation of specific loan loss allowance under U.S. GAAP. Potential problem loans are precautionary loans that we determine, through our internal loan review process, require close management and increased provisioning due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business.

Other Problematic Interest-Earning Assets

We have in the past received certain other interest-earning assets in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. However, as of December 31, 2006, we had no such assets.

Non-Performing Loans

Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Supervisory Commission’s asset classification criteria. See “—Loan Classifications” above. The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2002			2003			2004			2005			2006
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	3,576	(1)	(Won)	2,594	(2)	(Won)	2,071	(3)	(Won)	1,369	(4)	(Won)	1,354	(5)
As a percentage of total loans		4.5%			2.9%			2.3%			1.3%			1.0%

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

(3)	Excludes (Won)189 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(4)	Excludes (Won)46 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(5)	Excludes (Won)15 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2002			2003			2004			2005			2006
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate Commercial and industrial	(Won)	1,768	49.5%	(Won)	1,046	40.3%	(Won)	1,118	54.0%	(Won)	802	58.6%	(Won)	783	57.9%
Lease financing		—	—		—	—		—	—		—	—		—	—
Trade financing		463	12.9		202	7.8		228	11.0		76	5.6		102	7.5
Other commercial		751	21.0		193	7.4		92	4.5		59	4.3		65	4.8

Total corporate		2,982	83.4		1,441	55.5		1,438	69.5		937	68.4		950	70.2

Consumer
General purpose household (1)		145	4.0		302	11.6		383	18.5		281	20.5		308	22.7
Mortgage		10	0.3		94	3.6		115	5.6		97	7.1		54	4.0

Total consumer		155	4.3		396	15.2		498	24.1		378	27.6		362	26.7
Credit cards		352	8.5		673	26.0		126	6.1		46	3.4		33	2.4

Total domestic		3,439	96.2		2,509	96.7		2,062	99.7		1,361	99.4		1,345	99.3

Foreign
Corporate
Commercial and industrial		135	3.8		84	3.3		9	0.3		8	0.7		8	0.6
Lease financing		—	—		—	—		—	—		—	—		—	—
Trade financing		2	—		—	—		—	—		—	—		1	0.1
Other commercial		—	—		—	—		—	—		—	—		—	—

Total corporate		137	3.8		84	3.3		9	0.3		8	0.7		9	0.7
Consumer		—	—		—	—		—	—		—	—		—	—

Total foreign		137	3.8		84	3.3		9	0.3		8	0.7		9	0.7

Total non- performing loans	(Won)	3,576	100.0%	(Won)	2,594	100.0%	(Won)	2,071	100.0%	(Won)	1,369	100.0%	(Won)	1,354	100.0%

(1)	Includes home equity loans.

Top 20 Non-Performing Loans. As of December 31, 2006, our 20 largest non-performing loans accounted for 24.2% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for loan losses		Collateral (1)		Industry
	(in billions of Won)
Borrower A	(Won)	97	(Won)	55	(Won)	50	Manufacturing
Borrower B		45		18		—	Manufacturing
Borrower C		39		23		—	Manufacturing
Borrower D		25		—		—	Construction
Borrower E		20		11		—	Manufacturing
Borrower F		20		15		—	Manufacturing
Borrower G		12		6		—	Construction
Borrower H		11		—		10	Manufacturing
Borrower I		8		—		7	Other
Borrower J		6		2		4	Manufacturing
Borrower K		6		—		5	Other
Borrower L		5		1		3	Other
Borrower M		5		1		4	Other
Borrower N		4		2		4	Construction
Borrower O		4		—		4	Other
Borrower P		4		—		4	Other
Borrower Q		4		2		2	Manufacturing
Borrower R		4		1		3	Manufacturing
Borrower S		4		1		3	Manufacturing
Borrower T		4		1		3	Other

Total	(Won)	327	(Won)	139	(Won)	106

(1)	The value of collateral is appraised based on future cash flow and observable market price.

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

The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2004						2005						2006
Purchaser	Principal Amount Sold		Sale Price		Gain (loss)		Principal Amount Sold		Sale Price		Gain (loss)		Principal Amount Sold		Sale Price		Gain (loss)
	(in billions of Won)
KAMCO	(Won)	767	(Won)	513	(Won)	—	(Won)	339	(Won)	223	(Won)	—	(Won)	90	(Won)	71	(Won)	—
Joint venture special purpose companies		—		—		—		—		—		—		389		276		—
Others		1,073		816		(12)		2,709		1,319		(45)		175		27		1

Total	(Won)	1,840	(Won)	1,329		(12)	(Won)	3,048	(Won)	1,542		(45)	(Won)	654	(Won)	374	(Won)	1

Korea Asset Management Corporation. In December 1997, in response to difficulties faced by Korean financial institutions as a result of the severe economic downturn in Korea, the Korean government authorized KAMCO to purchase from those institutions certain assets (which were primarily classified as substandard or below) at discounted prices. From 1997 through December 31, 2006, we and our predecessor entities sold an aggregate of (Won)8,981 billion of substandard or below loans to KAMCO.

Pursuant to the terms of certain of these sales, KAMCO can require us to repurchase substandard or below loans we have sold to it in the event that:

•	the underlying documentation of the loan is incomplete;

•	there is a flaw in the perfection of any security interest underlying the loan; or

•	certain litigation regarding the loan is pending.

In addition, we may be required to repurchase any loan relating to a borrower that has applied to a court for reorganization or that is the subject of reorganization proceedings at the time the loan was sold to KAMCO if a court rejects the application for reorganization, disapproves the reorganization plan or fails to approve the reorganization plan within two years of the sale. We may also be required to repurchase a loan if a court determines that the borrower cannot meet the terms of the repayment schedule developed in the reorganization proceeding. The ability of KAMCO to exercise its right to require us to repurchase loans sold is without limit. As of December 31, 2006, the aggregate principal amount of loans subject to these repurchase rights was (Won)8 billion. As of that date, we recorded a liability of (Won)1 billion relating to those loans, representing our estimated obligation to make repurchases.

Joint Ventures. In April 2005, Woori Bank entered into a joint venture agreement with Merrill Lynch to dispose of approximately US$111 million of our precautionary loans. A special purpose company was established to purchase such loans from Woori Bank and to securitize such loans through the issuance of asset-backed securities.

In February 2006, Woori F&I entered into a joint venture arrangement with CRT9 Yugen Kaisha, a subsidiary of Shinsei Bank, to dispose of our substandard or below loans. Much like the joint venture with Merrill Lynch, a special purpose company was established to purchase such loans from us and to securitize such loans through the issuance of asset-backed securities. In connection with such arrangement, Woori F&I transferred 49% of its 100% interest in Woori CA Asset Management to CRT9 Yugen Kaisha pursuant to a share purchase agreement. Woori CA Asset Management was subsequently renamed Woori SB Asset Management and will manage the substandard or below loans purchased from us by the special purpose company and receive asset management fees from the special purpose company, as well as a performance fee based on a percentage of asset resolutions.

Allocation of Allowances for Loan Losses

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type:

	As of December 31,
	2002			2003			2004			2005			2006
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	1,724	45.7%	(Won)	926	32.7%	(Won)	997	55.2%	(Won)	915	60.0%	(Won)	1,084	58.4%
Lease financing		13	0.4		2	0.1		3	0.2		1	0.1		—	0.0
Trade financing		542	14.4		222	7.8		209	11.5		85	5.6		128	6.9
Other commercial		528	14.0		140	4.9		92	5.1		67	4.4		119	6.4

Total corporate		2,807	74.5		1,290	45.5		1,301	72.0		1,068	70.1		1,331	71.7
Consumer
General purpose household (1)		117	3.1		232	8.2		228	12.6		340	22.3		372	20.1
Mortgage		5	0.1		29	1.0		45	2.5		2	0.1		44	2.4

Total consumer		122	3.2		261	9.2		273	15.1		342	22.4		416	22.5
Credit cards		656	17.4		1,120	39.6		168	9.3		64	4.2		51	2.7

Total domestic		3,585	95.1		2,671	94.3		1,742	24.4		1,474	96.7		1,798	96.9
Foreign
Corporate
Commercial and industrial		184	4.9		161	5.7		45	2.5		50	3.2		55	2.9
Lease financing		—	—		—	—		15	0.9		—	—		—	—
Trade financing		1	—		—	—		1	0.1		1	0.1		1	0.1
Other commercial		—	—		—	—		—	—		—	—		—	—

Total corporate		185	4.9		161	5.7		61	3.5		51	3.3		56	3.0
Consumer		—	—		1	—		3	0.1		—	—		1	0.1
Total foreign		185	4.9		162	5.7		64	3.6		51	3.3	(Won)	57	3.1

Total allowance for loan losses	(Won)	3,770	100.0%	(Won)	2,834	100.0%	(Won)	1,806	100.0%	(Won)	1,525	100.0%	(Won)	1,855	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our allowances for loan losses for the periods indicated:

	Year ended December 31,
	2002		2003		2004		2005		2006
	(in billions of Won)
Balance at the beginning of the period	(Won)	4,323	(Won)	3,770	(Won)	2,834	(Won)	1,806	(Won)	1,525
Provision for credit losses		1,247		2,313		652		308		509
Allowance relating to credit-related commitments transferred to loans		168		271		275		58		15
Allowance relating to loans acquired in connection with acquisitions of Woori Securities, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea		43		3		—		—		0
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(303)		(676)		(357)		(173)		(86)
Lease financing		(3)		(9)		(1)		—		0
Trade financing		(108)		(231)		(26)		(34)		(13)
Other commercial		(319)		(191)		(63)		(54)		(9)

Total corporate		(733)		(1,108)		(447)		(261)		(108)
Consumer
General purpose household (1)		(16)		(84)		(138)		(119)		(64)
Mortgage		(1)		(1)		(2)		(6)		(10)

Total consumer		(17)		(85)		(140)		(125)		(74)
Credit cards		(475)		(1,384)		(1,051)		(183)		(87)

Total domestic		(1,225)		(2,577)		(1,644)		(569)		(269)
Foreign		(76)		(159)		(1)		(3)		(2)
Allowance relating to loans sold		(964)		(1,653)		(613)		(276)		(90)

Total gross charge-offs		(2,265)		(4,388)		(2,258)		(848)		(361)
Recoveries:
Domestic
Corporate
Commercial and industrial		257		539		147		78		45
Lease financing		9		—		1		1		0
Trade financing		32		50		1		13		7
Other commercial		11		237		65		18		4

Total corporate		309		826		214		110		56
Consumer
General purpose household		10		2		2		10		34
Mortgage and home equity		—		—		—		—		5

Total consumer		10		2		2		10		39
Credit cards		61		17		99		98		78

Total domestic		380		845		315		218		173
Foreign		3		2		7		4		1

Total recoveries		383		847		322		222		174

Net charge-offs		(1,882)		(3,542)		(1,936)		(626)		(187)
Allowance related to loans transferred to held-for-sale		(141)		—		—		—		0
Allowance relating to disposal of Woori Securities		—		—		—		(15)		0
Foreign exchange translation effects		12		18		(19)		(6)		(7)

Balance at the end of the period	(Won)	3,770	(Won)	2,834	(Won)	1,806	(Won)	1,525	(Won)	1,855

Ratio of net charge-offs during the period to average loans outstanding during the period (2)		3.08%		4.17%		2.16%		0.65%		0.16%

(1)	Includes home equity loans.
(2)	Includes amounts relating to allowance related to loans transferred to held-for-sale.

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

Procedure for Charge-off Approval. In order to charge off corporate loans under Korean GAAP, in the case of Woori Bank, an application for a charge-off must be submitted by a branch to the Credit Management and Collection Center promptly and, in any event, within one month after the corporate loan is classified as estimated loss. The relevant department or team evaluates and approves the application. Then, Woori Bank must seek an approval from the Financial Supervisory Service for our charge-offs, which is typically granted. At the same time, Woori Bank refers the approval of the charge-off by the Credit Management and Collection Center to its Audit Committee for their review to ensure compliance with our internal procedures for charge-offs, which include consultations with the branch submitting the charge-off application. Once Woori Bank receives approval from the Financial Supervisory Service, Woori Bank must also obtain approval from its senior management to charge off those loans. With respect to corporate loans under U.S. GAAP, we follow a similar procedure (although we will not seek approval from the Financial Supervisory Service).

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

On April 1, 2006, the Korean Debtor Recovery and Bankruptcy Law took effect and replaced the Individual Debtor Rehabilitation Law. Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of (Won)500 million of unsecured debt and/or (Won)1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

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

Our investments in debt securities include primarily bonds issued by government-related entities, as well as corporate bonds that have been guaranteed by banks (other than merchant banks), government-related funds or privately capitalized funds that we consider to have a low credit risk. As of December 31, 2006, we owned (Won)2,592 billion of KDIC debentures, which represent 6.0% of our investment securities. See “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

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

The following table sets out the definitions of the four types of securities investments we hold:

Category	Classification	Valuation Method
Trading securities	Securities held in anticipation of short-term market movements, which have been acquired for the purpose of short-term capital gains.	Marked-to-market and reported at fair value. We record unrealized gains and losses in income. Trading securities held by our overseas branches are stated at market value unless otherwise required by regulatory authorities in countries where the overseas branches are located.

Available-for-sale securities	Securities not classified as held to maturity or trading or other investments. Securities are classified as available-for-sale when we intend to hold them for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs.	Marked-to-market and reported at fair value, with unrealized gains and losses being recorded in other comprehensive income as unrealized gain or loss on valuation of investment securities. If the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Held-to-maturity securities	Debt securities are classified as held-to-maturity securities when we have the positive ability and intent to hold until maturity.	Valued at acquisition cost, adjusted for accretion or amortization of discounts and premiums. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Category	Classification	Valuation Method
Other investments	Equity securities where we exercise significant influence over the operating and financial policies of an investee.	Valued pursuant to the equity method of accounting, based on net asset value. We reflect our share in net income or net loss of these entities in our income statement. Changes in retained earnings, capital surplus or other capital accounts of these entities are accounted for as adjustments to our retain earnings or capital adjustments, consistent with the manner reflected in these entities’ financial statements.

	Equity investment securities that do not have a readily determinable fair value.	Valued at acquisition cost. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated:

	As of December 31,
	2004				2005				2006
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Trading securities
Equity securities	(Won)	211	(Won)	211	(Won)	293	(Won)	293	(Won)	636	(Won)	636
Beneficiary certificates		93		93		93		93		127		127
Debt securities
Korean treasury securities and government agency securities		3,521		3,521		1,726		1,726		1,592		1,592
Debt securities issued by financial institutions		750		750		529		529		666		666
Corporate debt securities		993		993		1,432		1,432		3,201		3,201

Total—Trading		5,568		5,568		4,073		4,073		6,222		6,222
Available-for-sale securities
Equity securities		401		401		640		640		1,605		1,605
Beneficiary certificates		57		57		365		365		781		781
Debt securities
Korean treasury securities and government agency securities		6,358		6,358		11,105		11,105		11,729		11,729
Debt securities issued by financial institutions		1,989		1,989		2,453		2,453		5,675		5,675
Corporate debt securities		3,382		3,382		3,585		3,585		8,260		8,260
Mortgage backed securities		65		65		92		92		78		78
Debt securities issued by foreign governments		50		50		49		49		46		46

Total—Available-for-sale		12,302		12,302		18,289		18,289		28,174		28,174
Held-to-maturity securities
Debt securities
Korean treasury securities and government agency securities		7,567		7,885		8,188		8,159		7,039		7,022
Debt securities issued by financial institutions		561		567		1,274		1,268		1,415		1,412
Corporate debt securities		213		247		73		82		32		34
Mortgage backed securities		22		22		48		48		45		44
Debt securities issued by foreign governments		43		43		55		56		83		83

Total—Held-to-maturity		8,406		8,764		9,638		9,613		8,614		8,595

Total securities	(Won)	26,278	(Won)	26,636	(Won)	32,000	(Won)	31,975	(Won)	43,010	(Won)	42,991

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2006:

	As of December 31, 2006
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total
	(in billions of Won)
	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)
Trading securities
Korean treasury securities and government agencies		393	4.54%		1,028	4.59%		171	4.64%		—	—		1,592	4.59%
Debt securities issued by financial institutions		359	4.92		267	5.22		40	5.45		—	—		666	5.07
Corporate debt securities		3,112	4.90		65	5.41		—	—		24	6.73%		3,201	4.93

Total	(Won)	3,864	4.87	(Won)	1,360	4.76	(Won)	211	4.80	(Won)	24	6.73	(Won)	5,459	4.85

Available-for-sale securities
Korean treasury securities and government agency		4,654	4.43		7,048	4.79		22	5.08		5	5.40		11,729	4.65
Debt securities issued by financial institutions		3,691	4.69		1,693	4.92		236	5.75		55	5.81		5,675	4.81
Corporate debt securities		3,206	5.30		3,980	5.85		573	5.62		500	6.66		8,259	5.67
Mortgage backed securities		35	4.01		16	4.97		16	8.13		11	5.33		78	5.25
Debt securities issued by foreign governments		13	5.00		3	3.88		12	4.59		19	6.69		47	5.51

Total	(Won)	11,599	4.75	(Won)	12,740	5.13	(Won)	859	5.67	(Won)	590	6.54	(Won)	25,788	5.01

Held-to-maturity securities
Korean treasury securities and government agencies		2,780	4.77		4,194	4.44		35	4.13		30	5.05		7,039	4.57
Debt securities issued by financial institutions		170	4.69		1,075	4.92		170	5.88		—	—		1,415	5.01
Corporate debt securities		—	—		32	6.85		—	—		—	—		32	6.85
Mortgage backed securities		—	—		41	4.40		—	—		4	5.41		45	4.48
Debt securities issued by foreign governments		63	9.58		9	8.58		11	4.29		—	—		83	8.78

Total	(Won)	3,013	4.86	(Won)	5,351	4.56	(Won)	216	5.51	(Won)	34	5.09	(Won)	8,614	4.69

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities).

Risk Concentrations

As of December 31, 2006, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity at such date. As of December 31, 2006, our stockholders’ equity was (Won)10,426 billion.

	As of December 31, 2006
	Book Value		Market Value
	(in billions of Won)
Name of issuer:
KDIC	(Won)	2,592	(Won)	2,584
The Bank of Korea		10,327		10,325
Korean government		4,494		4,490
Korea Development Bank		2,263		2,261

Total	(Won)	19,676	(Won)	19,660

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

Customer deposits are our principal funding source. Customer deposits accounted for 76.8% of our total funding as of December 31, 2004, 75.0% of our total funding as of December 31, 2005 and 72.0% of our total funding as of December 31, 2006.

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

As of December 31, 2006, approximately 96.6% of our total funding was denominated in Won.

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

	For the year ended December 31,
	2003			2004			2005			2006
	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid
	(in billions of Won)
Demand deposits:
Non-interest-bearing	(Won)	2,814	—	(Won)	3,533	—	(Won)	3,704	—	(Won)	3,513	—
Interest-bearing		20,443	0.67%		19,498	0.54%		21,271	0.20%		24,248	0.23%
Time deposits
Certificates		1,716	4.37		4,705	4.12		6,931	3.73		10,525	3.37
Other time deposits		48,159	4.52		50,936	3.83		52,277	3.63		61,814	4.64
Savings deposits		9,178	3.20		10,418	2.77		9,794	2.77		10,900	4.16
Mutual installment deposits (2)		959	6.26		859	4.77		761	4.05		596	3.65

Average total deposits	(Won)	83,269	3.30	(Won)	89,949	2.87	(Won)	94,738	2.62	(Won)	111,596	3.24

(1)

Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori CA Asset Management (which was renamed Woori SB Asset Management in February 2006), Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.

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

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2006, the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had fixed maturities in excess of (Won)100 million:

	As of December 31, 2006
	Certificates of Deposit		Other Time Deposits		Mutual Installment Deposits		Total
	(in billions of Won)
Maturing within three months	(Won)	5,087	(Won)	15,175	(Won)	13	(Won)	20,275
After three but within six months		3,984		7,836		9		11,829
After six but within 12 months		3,438		16,758		16		20,212
After 12 months		2,424		4,422		21		6,867

Total	(Won)	14,933	(Won)	44,191	(Won)	59	(Won)	59,183

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt as of December 31, 2006 was as follows:

	Amount
	(in billions of Won)
Due in 2006	(Won)	6,822
Due in 2007		9,698
Due in 2008		6,571
Due in 2009		2,690
Due in 2010		1,154
Thereafter		5,383

Gross long-term debt		32,318
Less: discount		(20)

Total long-term debt, net	(Won)	32,298

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less:

	As of and for the year ended December 31,
	2004		2005		2006
	(in billions of Won)
Call money
Year-end balance	(Won)	689	(Won)	326	(Won)	2,270
Average balance (1)		1,000		934		1,703
Maximum balance		1,107		2,422		3,190
Average interest rate (2)		3.00%		3.08%		4.15%
Year-end interest rate		0.20%~4.70%		0.6%~4.39%		0.74%~5.50%
Borrowings from the Bank of Korea (3)
Year-end balance	(Won)	1,230	(Won)	1,466	(Won)	1,363
Average balance (1)		1,292		1,258		1,369
Maximum balance		1,373		1,710		1,557
Average interest rate (2)		2.32%		2.00%		2.46%
Year-end interest rate		2.00%		2.00%~3.00%		2.75%
Other short-term borrowings (4)
Year-end balance	(Won)	7,885	(Won)	8,443	(Won)	10,662
Average balance (1)		8,328		9,194		9,582
Maximum balance		9,422		9,604		12,939
Average interest rate (2)		2.56%		2.92%		4.38%
Year-end interest rate		0.20%~6.00%		0.00%~9.58%		0.00%~10.30%

(1)

Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori CA Asset Management (which was renamed Woori SB Asset Management in February 2006), Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.

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

See Note 19 of the notes to our consolidated financial statements for a summary of our secured borrowings and relevant collateral as of December 31, 2004, 2005 and 2006.

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

As of December 31, 2006, all financial holding companies were required to have, together with their subsidiaries, a minimum requisite capital ratio of 100%, as defined by the Financial Supervisory Commission. “Requisite capital ratio” is defined as the ratio of net total equity capital as a percentage of requisite capital.

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

Beginning on January 1, 2007, under the new capital adequacy requirements of the Financial Supervisory Commission applicable from such date, we, as a bank holding company, are required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with Financial Supervisory Commission requirements that have been formulated based on Bank of International Settlements (“BIS”) standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of Tier I capital, Tier II capital and Tier III Capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies). “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

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

•

maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 80% on a non-consolidated basis (except that such requirement is not applicable to financial holding companies whose foreign currency liabilities amount is less than 1% of its total assets);

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

Restrictions on Transactions Among Direct and Indirect Subsidiaries and Financial Holding Company

Generally, a direct or indirect subsidiary of a financial holding company may not extend credits (excluding the amount of corporate credit card payments issued by a direct or indirect subsidiary of a financial holding company that is engaged in the banking business) to that financial holding company. In addition, a direct or indirect subsidiary of a financial holding company that is engaged in the banking, merchant banking or securities business may not extend credits (excluding the amount of corporate credit card payments issued by a direct or indirect subsidiary of a financial holding company that is engaged in the banking business) to other direct or indirect subsidiaries of the financial holding company in excess of 10% of its capital amount on an individual basis or to those subsidiaries in excess of 20% of its capital amount on an aggregate basis. The subsidiary extending the credit must also obtain adequate collateral from the other subsidiaries unless the credit is otherwise approved by the Financial Supervisory Commission.

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

(3) transfers or in-kind contributions to a corporate restructuring vehicle under the Corporate Restructuring Promotion Act; and

(4) transfers to a corporate restructuring company under the Industry Promotion Act.

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

Restrictions on Shareholdings in Other Companies

Generally, a financial holding company may not own (a) more than 5% of the total issued and outstanding shares of another finance-related company or (b) any shares of a non-finance-related company, other than its direct or indirect subsidiaries. However, a bank holding company is allowed to own the shares of a non-finance-

related company subject to a 5% limit. Nevertheless, if a bank holding company owns the shares of a non-finance-related company, the bank holding company must exercise its voting rights in the same manner and in the same proportion as such company’s other shareholders exercise their voting rights. By comparison, a financial holding company may exercise its voting rights with respect to the shares of a finance-related company at its discretion.

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Supervisory Commission requirements that have been formulated based on BIS standards. These standards were adopted and became effective in 1996. All domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%.

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

Under the Regulation on the Supervision of the Banking Business, banks must generally maintain allowances for credit losses in respect of their outstanding loans and other credits (including credit-related commitments and trust account loans) in an aggregate amount covering not less than:

•

0.7% of normal credits (or 1.0% in the case of normal credits comprising loans to individuals and households, and 1.5% in the case of normal credits comprising outstanding credit card receivables and card loans);

•

7% of precautionary credits (or 10% in the case of precautionary credits comprising loans to individuals and households, and 15% in the case of precautionary credits comprising outstanding credit card receivables and card loans);

•	20% of substandard credits;

•

50% of doubtful credits (or 55% in the case of doubtful credits comprising loans to individuals and households, and 60% in the case of doubtful credits comprising outstanding credit card receivables and card loans); and

•	100% of estimated loss credits.

Furthermore, under a 2006 amendment to the Regulation on the Supervision of the Banking Business, banks must maintain allowances for credit losses in respect of their confirmed guarantees (including confirmed acceptances) and outstanding non-used credit lines as of the settlement date in an aggregate amount calculated at the same rates applicable to normal, precautionary, substandard and doubtful credits comprising their outstanding loans and other credits as set forth above.

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

The Monetary Policy Committee of the Bank of Korea is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is:

•	7% of average balances for Won currency demand deposits outstanding;

•

0% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding; and

•	2% of average balances for Won currency time and savings deposits, mutual installments, housing installments and certificates of deposit outstanding.

For foreign currency deposit liabilities, a 2% minimum reserve ratio is applied to savings deposits outstanding and a 7% minimum reserve ratio is applied to demand deposits. A 1% minimum reserve ratio applies to offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

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

The Bank Act also provides for certain restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

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

Under these restrictions, banks may not extend credits to a major shareholder (together with persons who have a special relationship with that shareholder) in an amount greater than the lesser of (x) 25% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) and (y) the relevant major shareholder’s shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions). In addition, the total sum of credits granted to all major shareholders must not exceed 25% of the bank’s Tier I and Tier II capital (less any capital deductions). However, the foregoing restrictions do not apply to the Korea Deposit Insurance Corporation, in the event that the Korea Deposit Insurance Corporation becomes a major shareholder in the process of restructuring of banks.

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

Recent Regulations Relating to Retail Household Loans

The Financial Supervisory Commission recently implemented a number of changes to the mechanisms by which a bank evaluates and report its retail household loan balances and has proposed implementing further changes. As a result of the rapid increase in retail household loans and related credit risks, the Financial Supervisory Commission and the Financial Supervisory Service increased the minimum provisioning requirements for retail household loans. These requirements, set forth in the following table, became effective on December 31, 2006:

Provisioning Ratio on Retail Household Loans
Asset Quality Classification	Before	Current
Normal	0.75% or above	1.0% or above
Precautionary	8.0% or above	10.0% or above
Substandard	20.0% or above	20.0% or above
Doubtful	55.0% or above	55.0% or above
Estimated loss	100.0%	100.0%

In addition, due to a rapid increase in the number of loans secured by homes and other forms of housing, the Financial Supervisory Commission and the Financial Supervisory Service have implemented regulations designed to curtail extension of new or refinanced loans secured by housing, including the following:

•

as to loans secured by collateral of housing located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 60%;

•

as to loans secured by collateral of housing located in areas of excessive investment as designated by the Korean government, (i) the loan-to-value ratio for loans with a maturity of not more than three years should not exceed 50% and (ii) the loan-to-value ratio for loans with a maturity of more than three years should not exceed 60%;

•	as to loans secured by apartments located in areas of high speculation as designated by the Korean government,

(i) the loan-to-value ratio for loans with a maturity of not more than ten years should not exceed 40%; and

(ii) the loan-to-value ratio for loans with a maturity of more than ten years should not exceed (a) 40%, if the price of such apartment is over (Won)600 million, and (b) 60%, if the price of such apartment is (Won)600 million or lower;

•

as to loans secured by apartments with appraisal value of more than (Won)600 million in areas of high speculation as designated by the Korean government or certain metropolitan areas designated as areas of excessive investment by the Korean government, the borrower’s debt-to-income ratio (calculated as (i) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such apartment(s) and (y) the interest on other debts of the borrower over (ii) the borrower’s annual income) should not exceed 40%;

•	as to apartments located in areas of high speculation as designated by the Korean government, a borrower is permitted to have only one new loan secured by such apartment;

•

where a borrower has two or more loans secured by apartments located in areas of high speculation as designated by the Korean government, the loan with the earliest maturity date must be repaid first and the number of loans must be eventually reduced to one; and

•

in the case of a borrower (i) whose spouse already has a loan secured by housing or (ii) who is single and under 30 years old, the debt-to-income ratio of the borrower in respect of loans secured by apartment(s) located in areas of high speculation as designated by the Korean government should not exceed 40%.

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

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Law, each of a bank’s net overpurchased and oversold positions may not exceed 50% of its shareholders’ equity as of the end of the prior month.

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

Credit Card Business

General

In order to enter the credit card business, a bank must register with the Financial Supervisory Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on April 11, 2007. A registered bank engaging in the credit card business is regulated by the Financial Supervisory Commission and the Financial Supervisory Service.

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

However, if the registered bank engaging in the credit card business has entered into agreements which allow it to transfer all or part of its burden of liability for loss or theft of credit cards to holders of the credit cards, then the registered bank engaging in the credit card business may transfer the liability to those holders of the credit cards in accordance with the terms and conditions of the agreements. Even in such case, the risk of liability cannot be transferred to the holders of the credit cards if there was no willful misconduct or negligence attributable to the holders of the credit cards, such as in the case where the cardholder’s password was disclosed under irresistible force or threat to the cardholder’s or his/her relatives’ life or health.

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

The Law on Class Actions Regarding Securities came into effect on January 1, 2005 with respect to companies with a total asset value equal to or greater than (Won)2 trillion and came into effect on January 1, 2007 with respect to companies with a total asset value of less than (Won)2 trillion, and applies retroactively to all applicable claims arising out of acts committed since its enactment.

An amendment of the new law delayed its effectiveness until December 31, 2006, with respect to claims against companies and their auditors in cases where such companies took steps to correct any accounting irregularities.

Principal Regulations Applicable to Securities Companies

General

The Korean Securities and Exchange Act regulates and governs the securities business. The entities that regulate and supervise securities companies are the Financial Supervisory Commission, the Financial Supervisory Service and the Securities and Futures Commission.

Under the Korean Securities and Exchange Act, a company must obtain permission from the Financial Supervisory Commission to commence a primary securities business such as a brokerage business, a dealing business or an underwriting business. A securities company may also engage in certain businesses ancillary to that business without obtaining any separate license and certain other businesses if it obtains separate licenses from the Financial Supervisory Commission. A securities company must also obtain permission from the Financial Supervisory Commission to merge with any other entity or transfer all or a part of its business.

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

Net operating equity = net assets (total assets – total liabilities) – total deductible items + total creditable items

Total risk = market risk + counterparty risk + basic risk + credit concentration risk – risk offsetting factor

The regulations require that securities companies maintain their net operating equity ratio at a level equal to or higher than 150%.

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

Our largest subsidiary is Woori Bank, the assets of which represented approximately 78.5% of our total assets as of December 31, 2006. The following table identifies each of our major subsidiaries and their contributions to our total assets and net income as of and for the year ended December 31, 2006 (after allocating eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system for assets and net income in proportion to total assets and absolute net income, respectively):

	As of or for the year ended December 31, 2006
	Total Assets (1)			Net Income (2)
	Amount		% of Total
	(in billions of Won, except percentages)
Subsidiary
Woori Bank	(Won)	153,135	78.5%	(Won)	842
Kyongnam Bank		15,309	7.8		80
Kwangju Bank		13,002	6.7		50
Others		13,635	7.0		979

Total	(Won)	195,081	100.0%	(Won)	1,951

(1)

After allocating eliminations of (Won)13,964 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of segment assets before eliminations to total assets before eliminations. See Note 40 of the notes to our consolidated financial statements.

(2)

After allocating a loss of (Won)1,987 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of absolute segment net income to the sum of the absolute net income of all segments. See Note 40 of the notes to our consolidated financial statements.

The following is a summary of the activities of our principal subsidiaries:

Woori Bank

Established in December 1998, Woori Bank (formerly known as Hanvit Bank) was formed as a result of the merger of two nationwide commercial banks, the Commercial Bank of Korea (established in 1899) and Hanil Bank (established in 1932). Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprise and individuals in Korea. As of December 31, 2006, Woori Bank was the second-largest commercial bank in Korea based upon total assets (including loans) and deposits. As of December 31, 2006, Woori Bank had more than 14 million customers, with 836 branches nationwide.

Kyongnam Bank

Established in April 1970, Kyongnam Bank is a regional commercial bank that provides financial services in Masan and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2006, Kyongnam Bank had approximately 1.7 million customers, with 139 branches throughout southeastern Korea and Seoul.

Kwangju Bank

Established in September 1968, Kwangju Bank is a regional commercial bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering various deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers. As of December 31, 2006, Kwangju Bank had approximately 1.9 million customers, with 120 branches throughout southwestern Korea and four branches in Seoul.

Other Subsidiaries

The following table provides summary Korean GAAP information regarding our other significant consolidated subsidiaries (other than special purpose companies) as of or for the year ended December 31, 2006:

Subsidiary	Percentage of Ownership (1)	Total Assets		Stockholders’ Equity		Operating Revenue		Net Income
	(in millions of Won)
Woori Credit Suisse Asset Management Co., Ltd.	70.0%	(Won)	72,855	(Won)	68,079	(Won)	17,457	(Won)	12,561
Woori Private Equity	100.0		10,643		10,106		104		309
Woori F&I Co., Ltd.	100.0		225,630		129,632		40,855		28,293
Woori Finance Information System Co., Ltd.	100.0		209,101		9,520		14,873		2,444

(1)	Including both direct and indirect ownership.

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

As of December 31, 2006, we had a network of 1,099 banking branches in Korea. With respect to Woori Bank, approximately 250 of its branches are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States and Indonesia and branches, agencies and representative offices in Asia, the United States and Europe. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us at December 31, 2006 was (Won)2,149 billion.

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

In connection with these acquisitions, we also recorded a core deposit intangible asset, which represents the fair value of the acquired base of demand and savings deposit accounts of the acquired entities which we can expect to maintain for an extended period because we have generally stable customer relationships. We have been amortizing this intangible asset in proportion to our estimated run-off of depositors on an accelerated basis over a weighted average life of approximately eight years. We recorded amortization expense of (Won)41 billion in 2004, (Won)15 billion in 2005 and (Won)16 billion in 2006, relating to the core deposit intangible asset.

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

In June 2004, we acquired the 39.7% minority interest in Woori Securities that we did not own, and issued 8,571,262 new shares of our common stock valued at (Won)56 billion as the purchase price. The acquisition was accounted for under the purchase method of accounting. In connection with this acquisition, we recognized (Won)63 billion of extraordinary gain, which represented the excess of the fair value of the net assets acquired over the purchase consideration after allocations. In January 2005, we reduced the capital of Woori Securities by 42.5% or (Won)154 billion in anticipation of its planned merger with LGIS. In March 2005, we merged Woori Securities into

LGIS, and renamed the surviving entity Woori Investment & Securities, which became an equity method investee. We currently own a 35.0% voting interest in Woori Investment & Securities. As of December 31, 2006, Woori Investment & Securities had consolidated total assets of (Won)12,845 billion, consolidated total liabilities of (Won)10,726 billion and consolidated total shareholders’ equity of (Won)2,119 billion, on a Korean GAAP basis. For the year ended December 31, 2006, Woori Investment & Securities generated consolidated revenues of (Won)2,691 billion and consolidated net income of (Won)233 billion, on a Korean GAAP basis.

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

Financial and economic conditions generally improved in Korea from 1999 to 2006. The general level of interest rates decreased, consumer spending and consumer demand for credit cards and other financial products increased, the overall level of non-performing corporate loans decreased and overall profitability increased. Nonetheless, certain large corporations, including those to which we have credit and other exposure, are experiencing significant financial difficulties. Furthermore, substantial growth in lending to small- and medium-sized enterprises may lead to increasing delinquencies and a deterioration in overall asset quality. In 2006, on a Korean GAAP basis, we recorded charge-offs of (Won)107 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of (Won)212 billion in 2005. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In addition, the significant increase in consumer and credit card debt has led to a deterioration in the asset quality of the consumer lending and credit card portfolios of Korean financial institutions. In recent years, commercial banks, credit card companies, consumer finance companies and other financial institutions in Korea made significant investments and engaged in aggressive marketing in these areas, leading to substantially increased competition in the consumer finance and credit card segments. However, the rapid growth in consumer credit has led to increasing delinquencies, loan loss provisions, non-performing loans and charge-offs in recent years. In 2006, we recorded charge-offs of (Won)87 billion and a reversal of provisions of (Won)5 billion in respect of our credit card portfolio, compared to charge-offs of (Won)183 billion and a reversal of provisions of (Won)63 billion in 2005. We also recorded charge-offs of (Won)74 billion and provisions of (Won)109 billion in respect of our consumer loan portfolio in 2006, compared to charge-offs of (Won)125 billion and provisions of (Won)166 billion in 2005. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio.”

As a result of growing concerns regarding the high levels of consumer borrowing and credit card usage in Korea and the deterioration in the asset quality of the consumer lending and credit card portfolios of Korean financial institutions, the Korean government has implemented various changes to the regulations governing consumer loans and credit card operations generally. See “Item 3D. Risk Factors—Risks relating to government regulation and policy” and “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

As a result of the developments in the Korean economy described above, as well as factors such as high oil prices, the weakness of the economy in certain parts of the world, the war in Iraq and its aftermath and tensions with North Korea, the economic outlook for the financial services sector in Korea in 2007 and for the foreseeable future is uncertain.

New Basel Capital Accord

In June 2006, the Financial Supervisory Service announced that it would implement Basel II in Korea beginning on January 1, 2008. The implementation of Basel II will have a substantial effect on the way risk is measured among Korean financial institutions, including us. Building upon the initial Basel Capital Accord of 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk. Basel II also institutes new measures that will require our commercial banking subsidiaries to take into account individual borrower credit risk and operational risk when calculating risk-weighted assets.

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

	Dec. 31, 2002		June 30, 2003		Dec. 31, 2003		June 30, 2004		Dec. 31, 2004		June 30, 2005		Dec. 31, 2005		June 30, 2006		Dec. 31, 2006
KOSPI		627.55		669.93		810.71		785.79		895.92		1,008.16		1,379.37		1,295.15		1,434.46
(Won)/US$ exchange rates (1)	(Won)	1,186.3	(Won)	1,196.0	(Won)	1,192.0	(Won)	1,156.0	(Won)	1,035.1	(Won)	1,034.5	(Won)	1,010.0	(Won)	948.5	(Won)	930.0
Corporate bond rates (2)		5.8%		5.6%		5.7%		5.0%		3.9%		4.4%		5.7%		5.3%		5.4%
Treasury bond rates (3)		5.1%		4.2%		4.8%		4.2%		3.3%		4.0%		5.1%		4.9%		4.9%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Finance and Economy of Korea.

Change in Accounting Policy

In 2006, there were no material changes to our accounting policies. See Note 1 of the notes to our consolidated financial statements.

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

Our consolidated financial statements for the year ended December 31, 2006 included a total allowance for credit losses of (Won)2,076 billion as of that date (including allowances of (Won)221 billion with respect to credit-related commitments). Our total loan charge-offs, net of recoveries, amounted to (Won)187 billion and our provision for credit losses amounted to (Won)637 billion (which reflects provisions for credit-related commitments of (Won)128 billion) in 2006.

Valuation of Securities and Financial Instruments

We invest in various financial instruments including debt and equity securities, derivatives and investments in venture capital activities. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value determines the instrument’s effect on our consolidated financial statements.

•

Trading assets and liabilities: Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading positions are carried at fair value and recorded on a trade date basis. Trading assets and liabilities also include derivatives and foreign exchange contracts used for trading purposes that do not qualify for hedge accounting, as well as those used for other than trading purposes, all of which we carry at fair value. We recognize changes in the fair value of any of these assets and liabilities in net trading revenue as they occur. While the majority of fair value estimates for trading assets and liabilities are made based on quoted market prices, in 2006, approximately 32.9%, or (Won)3,054 billion, of the fair value of these assets and liabilities was determined using third-party broker quotations or through our discounted cash flow model. That model discounts the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment.

•

Available-for-sale debt and marketable equity securities: We classify our investments in debt and marketable equity securities as available-for-sale when we intend to hold the securities for an indeterminate period of time or when the securities may be sold from time to time to effectively manage interest rate exposure and liquidity needs. We generally designate all securities not classified as held-to-maturity securities or trading securities as available-for-sale securities. We record available-for-sale securities at fair value. For debt securities, we amortize premiums and accrete discounts using the effective interest rate method. Realized gains and losses on available-for-sale securities are determined using the specific identification method for debt securities and moving average method for equity securities. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “accumulated other comprehensive income, net of tax.” Any other-than-temporary declines in the fair value of available-for-sale securities results in the recognition of the related loss in earnings. In 2006, approximately 32.4%, or (Won)8,343 billion, of the fair value of available-for-sale debt was determined using third-party broker quotations or through our discounted cash flow model.

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

Valuation Allowance for Deferred Tax Assets

As a result of the substantial losses incurred by certain of our subsidiaries, including Woori Bank, we had an aggregate of (Won)1,327 billion of net operating loss carry-forwards as of December 31, 2006, which expire from 2007 to 2011. We may be able to use these net operating loss carry-forwards, as well as temporary differences in the amount of tax recorded for tax purposes and accounting purposes, to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent that it is more likely than not that deferred tax assets will not be realized. We record an expense or benefit under the income tax expense/benefit line of our income statement when there is a net change in our total deferred tax assets and liabilities in a period. In 2004, we reduced the valuation allowance substantially based on our expectations as of year-end regarding the future profitability of our consumer and corporate banking business and the resulting belief that it would be more likely than not that we would realize a significant amount of net deferred tax assets. Principally as a result of such reduction, we recorded an income tax benefit of (Won)392 billion in 2004. In 2005, we further reduced the valuation allowance by (Won)244 billion based on our expectations as of year-end regarding the future profitability of our credit card business and due to the realization of net operating loss carry-forwards with respect to such business and recorded income tax expenses of (Won)366 billion in 2005. In 2006, we further reduced the valuation allowance by (Won)45 billion based on our expectations as of the year-end regarding the future profitability of our subsidiaries’ businesses, including our credit card business, and the resulting belief that it would be more likely than not that the realization of our subsidiaries’ net operating loss carry-forwards would be higher over the next few years. We recorded income tax expenses of (Won)615 billion in 2006, which reflected the realization of parts of such net operating loss carry-forwards relating to such businesses of our subsidiaries.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our interest and dividend income:

	Year ended December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(in billions of Won)
Interest and dividend income
Loans	(Won)	5,674	(Won)	5,727	(Won)	7,560	0.9%	32.0%
Deposits in other banks		37		46		49	24.3	7.3
Trading securities		163		158		216	(3.1)	36.6
Investment securities		1,319		1,214		1,473	(7.9)	21.4

Call loans and securities purchased under resale agreements		42		64		67	52.4	4.2
Total interest and dividend income		7,235		7,209		9,365	(0.4)	29.9
Interest expense
Deposits		2,579		2,501		3,504	(3.0)	40.1
Call money		30		29		71	(3.3)	143.9
Other borrowed funds		243		294		453	21.0	54.1
Secured borrowings		126		114		115	(9.5)	0.9
Long-term debt		831		789		1,322	(5.1)	67.6

Total interest expense		3,809		3,727		5,465	(2.2)	46.6

Net interest income	(Won)	3,426	(Won)	3,482	(Won)	3,900	1.6	12.0

Net interest margin (1)		2.84%		2.73%		2.50%

(1)	The ratio of net interest income to average interest-earning assets.

Comparison of 2006 to 2005

Interest and dividend income. Interest and dividend income increased 29.9% from (Won)7,209 billion in 2005 to (Won)9,365 billion in 2006, primarily as a result of a 32.0% increase in interest on loans, enhanced by a 21.4% increase in interest and dividends on investment securities. The average balance of our interest-earning assets increased by 22.0% from (Won)127,619 billion in 2005 to (Won)155,750 billion in 2006, which was primarily due to the growth in our loan portfolio. This increase was enhanced by a 36 basis point increase in average yields on our interest-earning assets from 5.65% in 2005 to 6.01% in 2006, principally due to the increase in the general levels of interest rates in Korea from 2005 to 2006.

The 32.0% increase in interest on loans from (Won)5,727 billion in 2005 to (Won)7,560 billion in 2006 was primarily the result of:

•	a 43.3% increase in average volume of general purpose household loans from (Won)32,112 billion in 2005 to (Won)46,032 billion in 2006; and

•

a 22.7% increase in the average volume of commercial and industrial loans from (Won)45,667 billion in 2005 to (Won)56,055 billion in 2006, enhanced by a 34 basis points increase in the average yields on such loans from 5.95% in 2005 to 6.29% in 2006.

The increase in the average volume of general purpose household loans reflected increased lending to consumers due to higher loan demand and our continuing focus on the retail loan segment. The increase in the average volume of commercial and industrial loans was mainly due to our increased marketing efforts to corporate borrowers including and small- and medium-sized enterprises. The average yields for commercial and industrial loans increased mainly due to the general rise in market interest rates in 2006.

Overall, the average volume of our loans increased 25.3%, from (Won)95,583 billion in 2005 to (Won)119,758 billion in 2006, while the average yields on our loans increased 32 basis points, from 5.99% in 2005 to 6.31% in 2006, reflecting the higher interest rate environment in Korea.

Our securities portfolio consists primarily of investment securities, of which a substantial majority was debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Bank of Korea, the KDIC and the Korea Development Bank). Interest and dividends on trading and investment securities increased 23.0% from (Won)1,373 billion in 2005 to (Won)1,689 billion in 2006, primarily due to a 11.5% increase in the average volume of investment securities from (Won)24,296 billion in 2005 to (Won)27,091 in 2006, which was enhanced by a 44 basis point increase in average yields on such securities from 5.00%, in 2005 to 5.44% in 2006. The increase in average volume was primarily a result of an increase in the average volume of available-for-sale securities, while the increase in average yields was principally due to the general rise in market interest rates in 2006.

Interest Expense. Interest expense increased 46.6% from (Won)3,727 billion in 2005 to (Won)5,465 billion in 2006, primarily due to a 40.1% increase in interest expense on deposits, a 67.6% increase in interest expense on long-term debt and a 54.1% increase in interest expense on other borrowed funds. The average balance of our interest-bearing liabilities increased 23.4% from (Won)121,754 billion in 2005 to (Won)150,223 billion in 2006, principally due to increased deposits and long-term debt. This increase was enhanced by a 58 basis point increase in the average cost of our interest-bearing liabilities from 3.06% in 2005 to 3.64% in 2006, which reflected the general rise in market interest rates in 2006.

The 40.1% increase in interest expense on deposits from (Won)2,501 billion in 2005 to (Won)3,504 billion in 2006 was primarily the result of:

•

a 18.2% increase in the average volume of other time deposits (other than certificate of deposit accounts) from (Won)52,277 billion in 2005 to (Won)61,814 billion in 2006, which was enhanced by a 53 basis point increase in the average cost of such deposits from 3.63% in 2005 to 4.16% in 2006; and

•

a 51.9% increase in the average volume of certificate of deposit accounts from (Won)6,931 billion in 2005 to (Won)10,525 billion in 2006, enhanced by a 91 basis point increase in the average cost of such deposit accounts from 3.73% in 2005 to 4.64% in 2006.

Overall, the average volume of our deposits increased by 18.7% from (Won)91,035 billion in 2005 to W108,083 billion in 2006, primarily due to our increased marketing efforts for deposits in order to fund our higher lending levels, while the average cost of our deposits increased by 49 basis points from 2.75% in 2005 to 3.24% in 2006, principally due to the higher interest rate environment in Korea.

The 67.6% increase in interest expense on long-term debt from (Won)789 billion in 2005 to (Won)1,322 billion in 2006 was mainly the result of a 63.6% increase in the average volume of such debt from (Won)16,494 billion in 2005 to (Won)26,980 billion in 2006, which was primarily due to our efforts to increase stable funding sources. This was enhanced by a 12 basis point increase in the average cost of such debt from 4.78% in 2005 to 4.90% in 2006, due primarily to the higher interest rate environment.

The 54.1% increase in interest expense on other borrowed funds, which consist primarily of short-term borrowings from other banks, borrowings from our trust accounts, short-term debentures and borrowings from the Bank of Korea, from (Won)294 billion in 2005 to (Won)452 billion in 2006, was primarily due to a 146 basis point increase in the average cost of short-term borrowings (other than from the Bank of Korea) from 2.92% in 2005 to 4.38% in 2006, which reflected the higher interest rate environment.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 2.73% in 2005 to 2.50% in 2006, as the increase in the average volume of our interest-earning assets outpaced the increase in our net interest income. The average volume of our interest-earning assets increased 22.0% from (Won)127,619 billion in 2005 to (Won)150,750 billion in 2006, while net interest income increased 12.0% from (Won)3,482 billion in 2005 to (Won)3,900 billion in 2006. The growth in average interest-earning assets was substantially matched by a 23.2% increase in the average balance of our interest-bearing liabilities from (Won)121,754 billion in 2005 to (Won)150,022 billion in 2006, while the increase in interest and dividend income was largely matched by an increase in interest expense. However, net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, decreased from 2.59% in 2005 to 2.37% in 2006. The decrease in net interest spread reflected a larger increase in the average cost of interest-bearing liabilities from 2005 to 2006 (including as a result of sharp growth in the average volume of other time deposits and certificate of deposit accounts, where the increase in average cost was also relatively large), which outpaced the increase in average yield of our interest-bearing assets (which was slowed by a relatively small increase in average yield on general purpose household loans, where the growth in average volume was relatively large).

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

Comparison of 2006 to 2005

Our provision for loan losses increased from (Won)308 billion in 2005 to (Won)509 billion in 2006, primarily as a result of overall growth in the size of our loan portfolio.

Our loan charge-offs, net of recoveries, decreased 70.3% from (Won)626 billion in 2005 to (Won)187 billion in 2006. This decrease was attributable mainly to the decrease in impaired and non-performing loans in our overall loan portfolio, due to the improved financial condition of certain of our large corporate borrowers as well as a decrease in net charge-offs of outstanding credit card balances, which reflected the improvement in the asset quality of our credit card portfolio.

Our provisions with respect to credit-related commitments changed from a reversal of provision of (Won)39 billion in 2005 to a provision of (Won)107 billion in 2006, which was mainly attributable to an increase in our provisions for unused lines of credit.

Our other provisions increased from (Won)16 billion in 2005 to (Won)36 billion in 2006. This resulted primarily from an increase in provisions in connection with our customer loyalty programs.

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

Allowance for Loan Losses

We seek to maintain our allowance for loan losses at a level that we believe is sufficient to absorb estimated probable losses inherent in our loan portfolio, based on our continuing review and evaluation of that portfolio. As of December 31, 2006, our coverage ratio, which is the ratio of our total allowance to non-performing loans, was 137.0%. For a discussion of allowance for loan losses, see “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Allocation of Allowances for Loan Losses.”

Corporate Loans. We establish specific allowances for loan losses for corporate loans based on whether a particular loan is impaired or not. In addition, we establish an allowance for loan losses for corporate loans that are not deemed to be impaired using an expected loss methodology based primarily on our historical loss experience, which takes into account the default probability and the potential severity of any resulting loss. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” The following table shows, for the periods indicated, certain information regarding our impaired and non-performing corporate loans:

	As of December 31,
	2004	2005	2006
Impaired corporate loans as a percentage of total corporate loans	4.62%	3.45%	2.22%
Non-performing corporate loans as a percentage of total corporate loans	2.60	1.53	1.27
Allowance for loan losses for corporate loans as a percentage of total corporate loans	2.44	1.48	1.84
Allowance for loan losses for corporate loans as a percentage of impaired corporate loans	52.84	70.52	82.80
Allowance for loan losses for corporate loans as a percentage of non-performing corporate loans	94.06	116.10	144.79
Net charge-offs as a percentage of total corporate loans	1.45	0.24	0.19

During 2006, impaired and non-performing corporate loans as a percentage of total corporate loans decreased primarily due to the growth of our corporate loan portfolio, as well as decreases in impaired loans resulting from the improved financial condition of certain of our large corporate borrowers. However, the level of allowance for loan losses for corporate loans as a percentage of total, impaired and non-performing corporate loans increased as a result of the proportional growth in the level of allowance due to the growth of our corporate loan portfolio, which outpaced the decline of both our impaired corporate loans and non-performing corporate loans.

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

The following table shows, for the periods indicated, certain information regarding our non-performing loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2004	2005	2006
Non-performing consumer loans as a percentage of total consumer loans (1)	1.53%	0.93%	0.65%
Allowance for loan losses for consumer loans as a percentage of total consumer loans (1)	0.85	0.85	0.75
Allowance for loan losses for consumer loans as a percentage of non-performing consumer loans (1)	55.37	90.52	115.00
Net charge-offs of consumer loans as a percentage of total consumer loans (1)	0.41	0.28	0.06

(1)	Excludes credit card balances.

During 2006, non-performing consumer loans, allowance for loan losses for consumer loans and net charge-offs of consumer loans, each as a percentage of total consumer loans, decreased due to the growth of our consumer loan portfolio and an overall improvement in the asset quality of our consumer loans. However, the level of allowance for loan losses for consumer loans as a percentage of non-performing consumer loans increased as a result of the proportional growth in the level of allowance due to the growth of our consumer loan portfolio, which outpaced the decline of our non-performing consumer loans.

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

The following table shows, for the periods indicated, certain information regarding our non-performing credit card balances:

	As of December 31,
	2004	2005	2006
Non-performing credit card balances as a percentage of total credit card balances	5.92%	2.20%	1.38%
Allowance for loan losses for credit card balances as a percentage of total credit card balances	7.92	3.06	2.10
Allowance for loan losses for credit card balances as a percentage of non-performing credit card balances	133.94	139.34	151.88
Net charge-offs as a percentage of total credit card balances	46.71	4.06	0.38

During 2006, non-performing credit card balances, the level of allowance for loan losses for credit card balances and net charge-offs, in each case as a percentage of total credit card balances, decreased due to an overall improvement in the asset quality of our credit card portfolio. However, the level of allowance for loan losses for credit card balances as a percentage of non-performing credit card balances increased as a result of the further deterioration in the asset quality of existing non-performing credit card balances.

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

Non-Interest Income

The following table sets forth for the periods indicated the components of our non-interest income:

	Year ended December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(in billions of Won)
Fees and commission income	(Won)	1,079	(Won)	1,203	(Won)	1,397	11.5%	16.1%
Net trading revenue		436		256		331	(41.3)	29.3
Trust fees, net		40		13		24	(67.5)	84.6
Net gain (loss) on investment securities		127		244		462	92.1	89.3
Other non-interest income		271		200		210	(26.2)	5.0

Total non-interest income	(Won)	1,953	(Won)	1,916	(Won)	2,424	(1.9)	26.5

Comparison of 2006 to 2005

Non-interest income increased 26.5% from (Won)1,916 billion in 2005 to (Won)2,424 billion in 2006. This increase was primarily attributable to:

•	a (Won)218 billion increase in net gain on investment securities from (Won)244 billion in 2005 to (Won)462 billion in 2006;

•	a (Won)194 increase in fees and commission income from (Won)1,203 billion in 2005 to (Won)1,397 billion in 2006; and

•	a (Won)75 increase in net trading revenue from (Won)256 billion in 2005 to (Won)331 billion in 2006.

Net gain on investment securities represents net realized gains (or losses) and impairment losses on securities in our investment portfolio. The 89.3% increase in net gain on investment securities from 2005 to 2006 resulted primarily from an increase in the volume of transactions with respect to our investment securities.

Fees and commission income consists of fees on trade finance and other commercial fees, including commissions from Internet-based banking and bancassurance and commissions from credit card sales. The 16.1% increase in fees and commission income from 2005 to 2006 resulted primarily from increases in fees and commissions relating to our sales of bancassurance products and beneficiary certificates as well as fees from Woori Bank’s investment banking activities.

Net trading revenue represents net realized and unrealized gains (or losses) on securities and derivatives in our trading portfolio. The 29.3% increase in net trading revenue was primarily the result of an increase in gains on disposal and valuation of our trading securities due to favorable market conditions.

Comparison of 2005 to 2004

Non-interest income decreased 1.9% from (Won)1,953 billion in 2004 to (Won)1,916 billion in 2005. This decrease was primarily attributable to:

•	a (Won)180 billion decrease in net trading revenue from (Won)436 billion in 2004 to (Won)256 billion in 2005; and

•	a (Won)71 decrease in other non-interest income from (Won)271 billion in 2004 to (Won)200 billion in 2005.

These decreases were partially offset by:

•	a (Won)124 billion increase in fees and commission income from (Won)1,079 billion in 2004 to (Won)1,203 billion in 2005; and

•	a (Won)117 increase in net gain on investment securities from (Won)127 billion in 2004 to (Won)244 billion in 2005.

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

The 92.1% increase in net gain on investment securities from 2004 to 2005 resulted primarily from a higher gain on valuation using the equity method of accounting with respect to Woori Investment & Securities, in which we hold a 35.0% interest.

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense:

	Year ended December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(in billions of Won)
Salaries and employee benefits	(Won)	978	(Won)	1,009	(Won)	1,096	3.2%	8.6%
Other administrative expenses		778		827		860	6.3	4.0
Fees and commissions		243		214		216	(11.9)	0.9
Depreciation and amortization		268		237		250	(11.6)	5.5
Other non-interest expenses		541		646		676	19.4	4.6

Total non-interest expense	(Won)	2,808	(Won)	2,933	(Won)	3,098	4.5	5.6

Comparison of 2006 to 2005

Non-interest expense increased 5.6% from (Won)2,933 billion in 2005 to (Won)3,098 billion in 2006. This increase was primarily due to:

•	a (Won)87 billion increase in salaries and employee benefits from (Won)1,009 billion in 2005 to (Won)1,096 billion in 2006;

•	a (Won)33 billion increase in other administrative expenses from (Won)827 billion in 2005 to (Won)860 billion in 2006; and

•	a (Won)30 billion increase in other non-interest expenses from (Won)646 billion in 2005 to (Won)676 billion in 2006.

The 8.6% increase in salaries and employee benefits resulted mainly from an increase to the total salary payments made to our officers and employees (including contractual employees).

Other administrative expenses consist mainly of rent, outside service fees and advertising expenses. The 4.0% increase in other administrative expenses was mainly due to an increase in rent for employee housing and outside service provider fees.

Other non-interest expense consists of losses on loans sold in prior years, losses on disposal of premises and equipment, and various other items. The 4.6% increase in other non-interest expense was mainly due to increases in contributions to credit guarantee funds and expenses relating to our voluntary early retirement program.

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

Comparison of 2006 to 2005

Income tax expense increased from (Won)365 billion in 2005 to (Won)620 billion in 2006, as income before income taxes increased 18.2% from (Won)2,178 billion in 2005 to (Won)2,574 billion in 2006. The increase in income tax expense resulted from the increase to our income before income taxes, as well as a decrease in valuation allowance for net operating loss carry-forwards, which is recorded as part of income tax expense, in 2005, which was repeated to a much lesser degree in 2006. See “—Critical Accounting Estimates—Valuation Allowance for Deferred Tax Assets.”

Comparison of 2005 to 2004

Income tax expense changed from a benefit of (Won)392 billion in 2004 to an expense of (Won)365 billion in 2005, as income before income taxes increased 15.7% from (Won)1,882 billion in 2004 to (Won)2,178 billion in 2005. The change in income tax expense resulted primarily from a substantial decrease in valuation allowance for net operating loss carry-forwards, which is recorded as part of income tax expense, in 2004, which was repeated to a much lesser degree in 2005. See “—Critical Accounting Estimates—Valuation Allowance for Deferred Tax Assets.”

Net Income (Loss)

Due to the factors described above, our net income in 2006 was (Won)1,951 billion, compared to net income of (Won)1,806 billion in 2005 and (Won)2,335 billion in 2004.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Net income (1) Year ended December 31,						Total operating income (2) Year ended December 31,
	2004		2005		2006		2004		2005		2006
	(in billions of Won)
Woori Bank	(Won)	1,787	(Won)	1,240	(Won)	1,480	(Won)	11,480	(Won)	11,078	(Won)	14,499
Kyongnam Bank		109		133		155		793		817		985
Kwangju Bank		72		125		91		613		674		793
Credit card operations		(258)		186		162		601		570		581
Securities brokerage services		—		160		233		179		1,536		2,768
Other		1,331		1,772		1,953		1,897		2,286		2,669

Total (3)	(Won)	3,041	(Won)	3,616	(Won)	4,074	(Won)	15,627	(Won)	16,961	(Won)	22,295

(1)	After deduction of income tax and minority interest allocated among each segment.
(2)	Comprises interest and dividend income, non-interest income, extraordinary gain and reversal of credit loss and other allowances.
(3)	Before eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Woori Bank

Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. The Woori Bank segment does not include the credit card operations of Woori Bank acquired as a result of its merger with Woori Credit Card in March 2004, which are reported as a separate business segment.

	Year ended December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	5,694	(Won)	5,659	(Won)	7,524	(0.6)%	33.0%
Interest expense		2,847		2,878		4,433	1.1	54.0
Provision for loan losses and credit-related commitments		553		391		595	(29.3)	52.2
Non-interest income		5,759		5,419		6,975	(5.9)	28.7
Non-interest expense including depreciation and amortization.		6,658		6,416		7,536	(3.6)	17.5
Extraordinary gain		—		—		—	—	—
Net income before tax and minority interest		1,395		1,393		1,935	(0.1)	38.9
Income tax expense (benefit) (1)		(393)		152		454	N/M	198.7
Minority interest		1		1		1	—	—

Net income	(Won)	1,787	(Won)	1,240	(Won)	1,480	(30.6)	19.4

Net interest margin		3.0%		3.0%		3.0%

(1)	N/M = not meaningful.

Comparison of 2006 to 2005

Our net income before tax and minority interest expense for this segment increased 38.9% from (Won)1,393 billion in 2005 to (Won)1,935 billion in 2006. Net income after tax also increased 19.4% from (Won)1,240 billion in 2005 to (Won)1,480 billion in 2006.

Interest and dividend income from our Woori Bank operations increased 33.0% from (Won)5,659 billion in 2005 to (Won)7,524 billion in 2006, primarily due to an increase in average lending volumes as well as an overall increase in average yields on interest-earning assets. The average volume of Woori Bank’s loans (excluding credit card receivables) on a non-consolidated basis increased 29.8% from (Won)79,039 billion in 2005 to (Won)102,614 billion in 2006, with the majority of this increase resulting from increases in the average volumes of loans to small- and medium-sized enterprises and general purpose household loans (including home equity loans), reflecting increased demand for these loan products as well as Woori Bank’s increased marketing efforts. The increase in average yields on interest-earning assets was attributable mainly to the general increase in market rates.

Interest expense increased 54.0% from (Won)2,878 billion in 2005 to (Won)4,433 billion in 2006. The increase in interest expense was primarily due to a 26.1% increase in the average volume of interest-bearing liabilities on a non-consolidated basis from (Won)96,564 billion in 2005 to (Won)121,754 billion in 2006, which was attributable mainly to an increase in the average volume of deposits (principally other time deposits and certificate of deposit accounts) due to Woori Bank’s increased marketing efforts to attract deposits in order to fund its higher lending levels, as well as an increase in the average volume of long-term debt due to Woori Bank’s efforts to increase stable funding sources. This increase was enhanced by an increase in the average cost of interest-bearing liabilities resulting from the higher interest rate environment in Korea.

Net interest income increased 11.1% from (Won)2,781 billion in 2005 to (Won)3,091 billion in 2006. The increase in net interest income primarily reflected the increase in interest on loans, which was partially offset by a decrease in net interest spread, which in turn resulted from a larger increase in the cost of interest-bearing liabilities, particularly for other time deposits and certificate of deposit accounts where the growth in average volume was relatively large, compared to the relatively smaller increase in the average yield on interest-earning assets.

Provision for loan losses and credit-related commitments increased 52.2% from (Won)391 billion in 2005 to (Won)595 billion in 2006. The increase was primarily attributable to the increased minimum provisioning levels applicable to loans classified as normal and precautionary under Korean GAAP as required by the Financial Supervisory Commission, as well as increased lending volumes.

Non-interest income increased 28.7% from (Won)5,419 billion in 2005 to (Won)6,975 billion in 2006, primarily due to an increase in gains on derivatives and foreign exchange trading as well as an increase in gains on disposal of available-for-sale securities.

Non-interest expense, including depreciation and amortization, increased 17.5% from (Won)6,416 billion in 2005 to (Won)7,536 billion in 2006, primarily as a result of increased losses on derivatives and foreign exchange trading.

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

	Year ended December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	657	(Won)	702	(Won)	821	6.8%	17.0%
Interest expense		315		324		427	2.9	31.8
Provision for loan losses and credit-related commitments		101		61		37	(39.6)	(39.3)
Non-interest income		134		115		164	(14.2)	42.6
Non-interest expense including depreciation and amortization		263		288		314	9.5	9.0

Net income before tax and minority interest		112		144		207	28.6	43.8
Income tax expense		3		11		52	266.7	372.7
Minority interest		—		—		—	—	—

Net income	(Won)	109	(Won)	133	(Won)	155	22.0	16.5

Comparison of 2006 to 2005

Our net income before tax and minority interest expense for this segment increased 43.8% from (Won)144 billion in 2005 to (Won)207 billion 2006. Net income after tax also increased 16.5% from (Won)133 billion in 2005 to (Won)155 billion in 2006.

Interest and dividend income from our Kyongnam Bank operations increased 17.0% from (Won)702 billion in 2005 to (Won)821 billion in 2006, primarily due to an increase in average lending volumes and an overall increase in average yields on interest-earning assets. The average volume of Kyongnam Bank’s loans increased 21.9% from (Won)7,535 billion in 2005 to (Won)9,185 billion in 2006, with substantially all of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises and general purpose household loans, reflecting increased demand for, and Kyongnam Bank’s continued focus on providing, these loan products. The increase in interest income resulting mainly from the increased volume of interest-earning assets was enhanced by an increase in the average yields on interest-earning assets resulting from the general increase in market interest rates.

Interest expense increased 31.8% from (Won)324 billion in 2005 to (Won)427 billion in 2006. The increase in interest expense resulted principally from an 8.5% increase in the average volume of deposits from

(Won)9,477 billion in 2005 to (Won)10,287 billion in 2006, primarily as a result of increased overall demand for bank deposit products (principally other time deposits and certificate of deposit accounts) in Korea as well as an increase in long-term debt. This increase was enhanced by an increase in the average cost of interest-bearing liabilities due to the higher interest rate environment.

Provision for loan losses and credit-related commitments decreased 39.3% from (Won)61 billion in 2005 to (Won)37 billion in 2006, primarily due to an improvement in the asset quality of Kyongnam Bank’s consumer and small- and medium-sized enterprise loan portfolios, which was partially offset by increased lending volumes.

Non-interest income increased 42.6% from (Won)115 billion in 2005 to (Won)164 billion in 2006, primarily due to an increase in gains on derivatives and foreign exchange trading as well as an increase in valuation of derivatives held by Kyongnam Bank.

Non-interest expense, including depreciation and amortization, increased 9.0% from (Won)288 billion in 2005 to (Won)314 billion in 2006, primarily due to increases in losses on derivatives and foreign exchange trading and valuation loss for derivates held by Kyongnam Bank.

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

	Year ended December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	531	(Won)	589	(Won)	704	10.9%	19.5%
Interest expense		279		296		392	6.1	32.4
Provision for loan losses and credit-related commitments		60		73		49	21.7	(32.9)
Non-interest income		82		85		89	3.7	4.7
Non-interest expense including depreciation and amortization		174		207		228	19.0	10.1

Net income before tax and minority interest		100		98		124	(2.0)	26.5
Income tax expense (benefit) (1)		28		(27)		33	N/M	N/M
Minority interest		—		—		—	—	—

Net income	(Won)	72	(Won)	125	(Won)	91	73.6	(27.2)

(1)	N/M = not meaningful

Comparison of 2006 to 2005

Our net income before tax and minority interest expense for this segment increased 26.5% from (Won)98 billion in 2005 to (Won)124 in 2006. In 2005, Kwangju Bank recognized additional deferred tax assets under Korean GAAP, which resulted in income tax benefit and a positive effect on net income after tax in that year. This was not repeated in 2006 and, accordingly, net income after tax decreased 21.2% from (Won)125 billion in 2005 to (Won)91 billion in 2006.

Interest and dividend income from our Kwangju Bank operations increased 19.5% from (Won)589 billion in 2005 to (Won)704 billion in 2006, primarily due to an increase in average lending volumes as a result of increased efforts to market loans to small- and medium-sized enterprises. The average volume of Kwangju Bank’s loans increased 22.6% from (Won)6,338 billion in 2005 to (Won)7,769 billion in 2006, with the majority of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises, reflecting Kwangju Bank’s continued focus on providing these loan products. The increase in interest income resulting mainly from the increased volume of interest-earning assets was enhanced by an increase in average yields on interest-earning assets resulting from the general increase in market rates in Korea from 2005 to 2006.

Interest expense increased 32.4% from (Won)296 billion in 2005 to (Won)392 billion in 2006. The increase in interest expense resulted principally from a 18.8% increase in the average volume of deposits from (Won)7,495 billion in 2005 to (Won)8,905 billion in 2006, primarily as a result of Kwangju Bank’s increased marketing efforts with respect to bank deposit products (principally other time deposits and certificate of deposit accounts). This increase was enhanced by an increase in the average cost of interest-bearing liabilities due to the higher interest rate environment.

Provision for loan losses and credit-related commitments decreased 32.9% from (Won)72 billion in 2005 to (Won)49 billion in 2006, primarily due to an improvement in the asset quality of Kwangju Bank’s existing consumer and small- and medium-sized enterprise loan portfolios, which was partially offset by an increase in lending volume.

Non-interest income increased 4.7% from (Won)85 billion in 2005 to (Won)89 billion in 2006. This increase was due primarily to an increase in recoveries of impairment loss previously recognized on available-for-sale securities.

Non-interest expense, including depreciation and amortization, increased 10.1% from (Won)207 billion in 2005 to (Won)228 billion in 2006. This increase was due primarily to an increase in expenses in connection with a voluntary early retirement program.

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

	Year ended December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	301	(Won)	515	(Won)	560	71.1%	8.7%
Interest expense		82		38		48	(53.7)	26.3
Provision for loan losses and credit-related commitments		547		14		85	(97.4)	507.1
Non-interest income		300		55		21	(86.7)	(61.8)
Non-interest expense including depreciation and amortization		230		262		225	13.9	(14.1)

Net income (loss) before tax and minority interest		(258)		256		223	(199.2)	(12.9)
Income tax expense (1)		—		70		61	N/M	(12.9)
Minority interest		—		—		—	—	—

Net income (loss)	(Won)	(258)	(Won)	186	(Won)	162	(172.1)	(12.9)

(1)	N/M = not meaningful.

Comparison of 2006 to 2005

Our net income before tax and minority interest expense for this segment decreased 12.9% from (Won)256 billion in 2005 to (Won)223 billion in 2006. Net income after tax also decreased 12.9% from (Won)186 billion in 2005 to (Won)162 billion in 2006.

Interest and dividend income for this segment increased 8.7% from (Won)515 billion in 2005 to (Won)560 billion in 2006. This increase was attributable primarily to growth in the average volume of outstanding credit card balances due to increased credit purchases by our cardholders.

Interest expense increased 26.3% from (Won)38 billion in 2005 to (Won)48 billion in 2006 principally due to an increase in our internal funding rate applicable to inter-segment allocation of funds to our credit card segment. This increase was attributable primarily to the general increase in market interest rates.

Provision for loan losses and credit-related commitments increased 507.1% from (Won)14 billion in 2005 to (Won)85 billion in 2006, primarily due to the increased minimum provisioning levels applicable to credit card balances classified as normal and precautionary under Korean GAAP as required by the Financial Supervisory Commission. In 2006, our credit card operations charged off credit card balances amounting to (Won)80 billion, as compared to (Won)168 billion in 2005.

Non-interest income decreased 61.8% from (Won)55 billion in 2005 to (Won)21 billion in 2006. This decrease resulted principally from a decrease in gains on sales of our credit card receivables.

Non-interest expense, which includes depreciation and amortization, decreased 14.1% from (Won)262 billion in 2005 to (Won)225 billion in 2006. This decrease was primarily due to a decrease in selling, general and administrative expenses related to this segment.

Comparison of 2005 to 2004

Our net income (loss) before tax and minority interest expense for this segment changed from a loss of (Won)258 billion in 2004 to income of (Won)256 billion in 2005. In 2005, we recorded (Won)70 billion of income tax expense for this segment, as a result of our net income before tax. In 2004, we had no such income tax expense.

Interest and dividend income for this segment increased 71.1% from (Won)301 billion in 2004 to (Won)515 billion in 2005. This increase was attributable primarily to a reclassification of interest and fees on credit card installment purchases and merchant fees from commissions under non-interest income to interest income, as a result of a change in accounting policy under Korean GAAP in 2005.

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

Non-interest income decreased 81.7% from (Won)300 billion in 2004 to (Won)55 billion in 2005. This decrease resulted principally from the reclassification of interest on credit card installment purchases and merchant fees from non-interest income to interest income in 2005, as discussed above.

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

	Year ended December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	26	(Won)	210	(Won)	354	707.7%	68.6%
Interest expense		4		93		195	2,225.0	109.7
Provision for loan losses and credit-related commitments (reversal of provision) (1)		3		28		(7)	833.3	N/M
Non-interest income		153		1,326		2,414	766.7	82.1
Non-interest expense including depreciation and amortization		171		1,176		2,250	587.7	91.3

Net income before tax and minority interest		1		239		330	23,800.0	38.1
Income tax expense		1		72		97	7,100.0	34.7
Minority interest (1)		—		7		—	N/M	(100.0)

Net income (loss) (1)	(Won)	—	(Won)	160	(Won)	233	N/M	45.6

(1)	N/M = not meaningful.

Comparison of 2006 to 2005

Our net income before tax and minority interest expense for this segment increased 38.1% from (Won)239 billion in 2005 to (Won)330 billion in 2006. Net income after tax also increased 45.6% from (Won)160 billion in 2005 to (Won)233 billion in 2006.

Interest and dividend income for this segment increased 68.6% from (Won)210 billion in 2005 to (Won)354 billion in 2006, primarily as a result of increases in interest and dividend payments due to growth in the average volume of securities held by Woori Investment & Securities, particularly government-related debt securities.

Interest expense increased 109.7% from (Won)93 billion in 2005 to (Won)195 billion in 2006, primarily as a result of interest expenses relating to our increased sales of securities subject to repurchase agreements and increased issuances of notes payable.

Provision for loan losses and credit-related commitments changed from a provision of (Won)28 billion in 2005 to a reversal of provision of (Won)7 billion in 2006, primarily as a result of an improvement in the asset quality of Woori Investment & Securities’ loan portfolio.

Non-interest income, which includes commission income from our brokerage operations, increased 82.1% from (Won)1,326 billion in 2005 to (Won)2,414 billion in 2006, primarily as a result of increases in trading gains on, and fees and commissions related to, structured securities (including equity-linked securities).

Non-interest expense, which includes depreciation and amortization, increased 91.3% from (Won)1,176 billion in 2005 to (Won)2,250 billion in 2006, primarily as a result of an increase in trading losses on structured securities.

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

Other Operations

Other operations include the operations of Woori Finance Holdings and all of our subsidiaries that were consolidated under Korean GAAP at December 31, 2006 except Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities, including principally Woori Finance Information System, Woori F&I, Woori

Credit Suisse Asset Management (which was created as a result of the merger of our subsidiary, Woori Investment Trust Management, into LGITM in March 2005), one special purpose company and a number of other smaller subsidiaries, none of which constituted a separate reportable segment.

	Year ended December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	46	(Won)	37	(Won)	55	(19.6)%	48.6%
Interest expense		172		144		122	(16.3)	(15.3)
Provision for loan losses and credit-related commitments (reversal of provision)		(2)		(1)		(1)	(50.0)	—
Non-interest income		1,848		2,249		2,614	21.7	16.2
Non-interest expense including depreciation and amortization		380		342		576	(10.0)	68.4

Net income before tax and minority interest		1,344		1,801		1,972	34.0	9.5
Income tax expense		11		27		18	145.5	(33.3)
Minority interest		2		2		1	—	(50.0)

Net income	(Won)	1,331	(Won)	1,772	(Won)	1,953	33.1	10.2

Comparison of 2006 to 2005

Our net income before tax and minority interest expense for this segment increased 9.5% from (Won)1,801 billion in 2005 to (Won)1,972 billion in 2006.

Interest and dividend income increased 48.6% from (Won)37 billion in 2005 to (Won)55 billion in 2006. This increase was primarily due to interest and dividend income from Woori Bank’s investments in a private fund operated by Woori Credit Suisse Asset Management that was allocated to this segment in 2006 due to a change in accounting treatment under Korean GAAP.

Interest expense decreased 15.3% from (Won)144 billion in 2005 to (Won)122 billion in 2006. This decrease was primarily due to a decline in interest payments in connection with debt issued by us at the holding company level as a result of a decrease in the average volume of such debt.

Reversal of provision for loan losses remained stable at (Won)1 billion in 2005 and 2006.

Non-interest income increased 16.2% from (Won)2,249 billion in 2005 to (Won)2,614 billion in 2006. This increase was attributable primarily to gains recorded by Woori Finance Holdings in 2006 on valuation of investments in affiliates accounted for under the equity method, principally Woori Bank, due to increases in net income recorded by our subsidiaries.

Non-interest expense, including depreciation and amortization, increased 68.4% from (Won)342 billion in 2005 to (Won)576 billion in 2006 primarily due to an increase in administrative expenses.

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

Item 5B. Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(in billions of Won)
Cash and cash equivalents	(Won)	4,315	(Won)	8,280	(Won)	7,935	91.9%	(4.2)%
Restricted cash		388		376		243	(3.1)	(35.4)
Interest-bearing deposits in other banks		990		1,553		1,582	56.9	1.9
Call loans and securities purchased under resale agreements		1,499		1,426		940	(4.9)	(34.1)
Trading securities		6,989		4,889		7,576	(30.0)	55.0
Available-for-sale securities		12,302		18,288		28,174	48.7	54.1
Held-to-maturity securities		8,406		9,638		8,614	14.7	(10.6)
Other investment assets		1,138		1,397		1,568	22.8	12.2
Loans:
Domestic:
Commercial:
Commercial and industrial		42,445		47,232		58,681	11.3	24.2
Lease financing		132		75		35	(43.2)	(53.3)
Trade financing		7,073		7,172		8,027	1.4	11.9
Other commercial (1)		4,270		4,727		5,263	10.7	11.3

Total commercial		53,920		59,206		72,006	9.8	21.6
Consumer:
General purpose household (2)		27,619		34,906		51,636	26.4	47.9
Mortgage		4,683		5,458		4,068	16.5	(25.5)
Credit cards		2,128		2,092		2,406	(1.7)	15.0

Total consumer		34,430		42,456		58,110	23.3	36.9

Total domestic		88,350		101,662		130,116	15.1	28.0
Foreign:
Commercial:
Commercial and industrial		1,730		2,316		3,511	33.9	51.6
Trade financing		104		76		112	(26.9)	47.4

Total commercial		1,834		2,392		3,623	30.4	51.5
Consumer:		305		76		1	(75.1)	(98.7)

Total foreign		2,139		2,468		3,624	15.4	46.8
Deferred origination costs		36		31		48	(13.9)	54.8
Less: unearned income		(14)		(7)		(5)	(50.0)	(28.6)
Less: allowance for loan losses		(1,806)		(1,525)		(1,855)	(15.6)	21.6
Total loans, net		88,705		102,630		131,928	15.7	28.5
Due from customers on acceptances		338		355		267	5.0	(24.8)
Premises and equipment, net		2,110		2,060		2,149	(2.4)	4.3
Accrued interest and dividends receivable		558		703		865	26.0	23.0
Assets held for sale		26		49		81	88.5	65.3
Goodwill		22		48		38	118.2	(20.8)
Other assets		3,128		3,223		3,121	3.0	(3.2)

Total assets	(Won)	130,914	(Won)	154,915	(Won)	195,081	18.3	25.9

(1)	Other commercial loans include bills bought in foreign currency and overdrafts.
(2)	Includes home equity loans.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2006 to 2005

Our total assets increased 25.9% from (Won)154,915 billion as of December 31, 2005 to (Won)195,081 billion as of December 31, 2006 principally due to a 28.0% increase in domestic commercial loans and consumer credits from (Won)101,662 billion as of December 31, 2005 to (Won)130,116 billion as of December 31, 2006 and a 54.1% increase in available-for-sale securities from (Won)18,288 billion as of December 31, 2005 to (Won)28,174 billion as of December 31, 2006. The increase in domestic commercial loans and consumer credits was largely due to a 47.9% increase in general purpose household loans, including home equity loans, from (Won)34,906 billion as of December 31, 2005 to (Won)51,636 billion as of December 31, 2006 and a 24.2% increase in commercial and industrial loans from (Won)47,232 billion as of December 31, 2005 to (Won)58,681 billion as of December 31, 2006, partially offset by a 25.5% decrease in mortgage loans, from (Won)5,458 billion as of December 31, 2005 to (Won)4,068 billion as of December 31, 2006

Comparison of 2005 to 2004

Our total assets increased 18.3% from (Won)130,914 billion as of December 31, 2004 to (Won)154,915 billion as of December 31, 2005 principally due to a 15.1% increase in domestic commercial loans and consumer credits (including mortgage loans and general purpose household loans) from (Won)88,350 billion as of December 31, 2004 to (Won)101,662 billion as of December 31, 2005 and a 48.7% increase in available-for-sale securities from (Won)12,302 billion as of December 31, 2004 to (Won)18,288 billion as of December 31, 2005. These increases were partially offset by a 30.0% decrease in trading securities from (Won)6,989 billion as of December 31, 2004 to (Won)4,889 billion as of December 31, 2005.

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities, as well as our stockholders’ equity:

	As of December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(in billions of Won)
Deposits
Interest-bearing	(Won)	86,339	(Won)	99,609	(Won)	121,688	15.4%	22.2%
Non-interest-bearing		3,714		4,538		4,851	22.2	6.9
Call money		689		326		2,270	(52.7)	596.3
Trading liabilities		1,628		1,339		1,701	(17.8)	27.0
Acceptances outstanding		338		355		267	5.0	(24.8)
Other borrowed funds		9,115		9,909		12,025	8.7	21.4
Secured borrowings		2,352		2,557		2,629	8.7	2.8
Long-term debt		15,662		21,850		32,298	39.5	47.8
Accrued interest payable		1,713		1,721		2,340	0.5	36.0
Other liabilities		2,862		4,379		4,531	53.0	3.5

Total liabilities		124,412		146,583		184,600	17.8	25.9
Minority interest		38		11		55	(71.1)	400.0
Stockholders’ equity		6,464		8,321		10,426	28.7	25.3

Total liabilities, minority interest and stockholders’ equity	(Won)	130,914	(Won)	154,915	(Won)	195,081	18.3	25.9

For further information on our liabilities, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2006 to 2005

Our total liabilities increased 25.9% from (Won)146,583 billion as of December 31, 2005 to (Won)184,600 billion as of December 31, 2006. The increase was primarily due to increases in interest-bearing deposits and long-term debt. Our interest-bearing deposits increased 22.2% from (Won)99,609 billion as of December 31, 2005 to (Won)121,688 billion as of December 31, 2006, primarily due to increases in other time deposits and certificate of deposit accounts. Our long-term debt increased 47.8% from (Won)21,850 billion as of December 31, 2005 to (Won)32,298 billion as of December 31, 2006, primarily due to increases in debentures.

Our stockholders’ equity increased by 25.3% from (Won)8,321 billion as of December 31, 2005 to (Won)10,426 billion as of December 31, 2006. This increase resulted principally from a substantial reduction in our accumulated deficit, which was attributable to the net income we generated in 2006.

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

Realized and Unrealized Losses on Investment Securities

Gross Realized Losses

In 2006, we recognized other-than-temporary impairment losses on equity securities and debt securities of (Won)19 billion and (Won)53 billion, respectively. Most of these losses resulted primarily from an increase in the benchmark interest rate with respect to debt securities in 2006 compared to 2005.

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

To the extent factors contributing to the impairment losses recognized in 2006 affected other investments, we reviewed those investments for other-than-temporary impairment and recorded losses if appropriate.

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

With respect to securities we sold at a loss in 2006, the amount of the loss recorded at the sales date was (Won)13 billion. These losses related primarily to the disposal of fixed maturity securities of issuers whose deteriorating credit fundamentals, coupled with the continued weakness in general economic conditions in Korea, led to rating downgrades of their securities and increasing uncertainty regarding the future value of their securities.

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

Gross Unrealized Losses

As of December 31, 2006, the amount of gross unrealized losses on available-for-sale securities included in accumulated other comprehensive income in stockholders’ equity was (Won)159 billion. As of that date, we also had (Won)37 billion of gross unrealized losses related to held-to-maturity securities, none of which was recorded in our consolidated financial statements. For a breakdown of these gross unrealized losses by type of security, see “Item 4B. Business Overview—Capital Markets Activities—Securities Investment and Trading.”

Substantially all of the fixed maturity securities in our portfolio are rated by external Korean or international rating agencies. Fixed maturity securities are considered investment grade if they are rated BBB-/Baa3 or better. For fixed maturity securities in an unrealized loss position at December 31, 2006, 40.7% (based on fair value) were investment grade, none were below investment grade and 59.3% were not rated. At December 31, 2006, unrealized losses from fixed maturity securities that were below investment grade or not rated represented approximately 43.2% of gross unrealized losses on such securities. We had no material unrealized losses on individual fixed maturity securities or equity securities at December 31, 2006.

As of December 31, 2006, the amount of gross unrealized losses for fixed maturity securities and equity securities (including beneficiary certificates) continuously in an unrealized loss position for the time periods indicated were as follows:

	Fixed Maturities		Equity Securities	Total
	(in billions of Won)
Less than one year	(Won)	168	4	(Won)	172
More than one year		24	—		24

Total gross unrealized losses	(Won)	192	4	(Won)	196

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to (Won)90,053 billion as of December 31, 2004, (Won)104,146 billion as of December 31, 2005 and (Won)126,539 billion as of December 31, 2006, which represented approximately 76.8%, 75.0% and 72.0% of our total funding, respectively. We have been able to use increases in customer deposits in recent years to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding.

We also obtain funding through long-term debt, secured borrowings and other borrowed funds to meet our liquidity needs. Long-term debt represented 13.3%, 15.7% and 18.4% of our total funding as of December 31, 2004, 2005 and 2006, respectively. Secured borrowings represented 1.6%, 1.8% and 1.5% of our total funding as of December 31, 2004, 2005 and 2006, respectively. Other borrowed funds, which are borrowings with original maturities of less than one year, represented 7.8%, 7.1% and 6.8% of our total funding as of December 31, 2004, 2005 and 2006, respectively. For further information on our sources of funding, see “Item 4B. Business Overview—Assets and Liabilities—Funding.”

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

The Financial Supervisory Commission requires each Korean bank to maintain specific Won and foreign currency liquidity ratios. These ratios require each of our banking and credit card subsidiaries to keep its ratio of liquid assets to liquid liabilities above certain minimum levels. For a description of these requirements, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations. We received aggregate dividends from our subsidiaries of (Won)700 billion for 2004, (Won)78 billion for 2005 and (Won)830 billion for 2006. See “Item 3D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

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

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2006:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Contractual obligations
Long-term debt obligations	(Won)	32,298	(Won)	6,813	(Won)	16,258	(Won)	3,844	(Won)	5,383
Deposits (1)		84,639		73,000		8,594		947		2,098
Capital (finance) lease obligations		19		8		11		—		—
Operating lease obligations		346		81		112		102		51
Purchase obligations		356		97		96		105		58
Secured borrowings		2,630		2,230		214		186		—
Employee severance plan obligations		34		—		—		3		31

Total	(Won)	120,322	(Won)	82,229	(Won)	25,285	(Won)	5,187	(Won)	7,621

(1)	Comprising certificate of deposits, other time deposits and mutual installment deposits.

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

The following table sets forth our off-balance sheet commitments as of the dates indicated:

	As of December 31,
	2004		2005		2006
	(in billions of Won)
Guarantees	(Won)	1,276	(Won)	1,793	(Won)	4,011
Commercial letters of credit		2,911		2,666		3,153
Unused lines of credit:
Commercial		26,450		40,082		50,550
Credit cards (1)		14,359		14,223		15,733
Consumer		4,823		4,925		6,029
Commitments to extend credit:
Original term to maturity of less than one year		31		—		—
Original term to maturity of more than one year		1,320		1,749		4,278
Retained interests in special purpose entities		199		182		136
Credit facilities to special purpose entities (2)		1,198		2,298		4,215
Investments in special purpose entities (2)		864		1,559		3,470
Investments in variable interest entities		85		384		297

(1)	Relates to the unused credit card limits that may be cancelled by us at any time.
(2)	Structured by third parties.

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as “other liabilities” in our balance sheet. As of December 31, 2006, we had established allowances for possible losses of (Won)221 billion with respect to our credit-related commitments.

Capital Adequacy

Our subsidiaries Woori Bank, Kyongnam Bank and Kwangju Bank are subject to the capital adequacy requirements of the Financial Supervisory Commission. Those requirements were formulated based on, and are consistent in all material respects with, the capital adequacy accord reached by the Basel Committee of Banking Supervision, Bank for International Settlements in 1988. These subsidiaries are required to maintain a minimum ratio of total capital (Tier I and Tier II capital, less any capital deductions) to risk-weighted assets, as determined by a specified formula, of 8.0%. The computation is based on their consolidated financial statements prepared in accordance with Korean GAAP. The Bank for International Settlements adopted changes to its capital adequacy standards to take into account market risk from equity securities, foreign exchange and derivatives instruments held by banks. These changes became applicable to most Korean banks commencing in 2002. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy and Allowances.” Beginning on January 1, 2007, we, as a bank holding company, also became subject to the capital adequacy requirements of the Financial Supervisory Commission. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

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

The following tables set forth a summary of the capital and capital adequacy ratios of Woori Bank, our principal banking subsidiary, and the capital adequacy ratios of Kyongnam Bank and Kwangju Bank, as of December 31, 2004, 2005 and 2006, based on applicable Korean GAAP and regulatory reporting standards:

	As of December 31,
	2004		2005		2006
	(in billions of Won)
Woori Bank
Tier I capital
Paid-in capital	(Won)	3,180	(Won)	3,180	(Won)	3,180
Capital reserves		466		465		466
Retained earnings		3,177		3,979		5,196
Minority interests in consolidated subsidiaries		23		3		3
Consolidated adjustment credit/debit		—		—		—
Others		(893)		(374)		(228)

Total Tier I capital		5,953		7,253		8,617
Tier II capital
Revaluation reserves		—		—		—
Allowance for loan losses (1)		665		943		1,511
Subordinated debt (2)		1,791		1,660		3,040
Valuation gain on investment securities		356		675		904
Others		574		—		—
Investment in non-consolidated equity investees (3)		(45)		(83)		(59)

Total Tier II capital		3,341		3,195		5,396

Total core and supplementary capital	(Won)	9,294	(Won)	10,448	(Won)	14,013
Risk-weighted assets
On-balance sheet	(Won)	73,512	(Won)	86,224	(Won)	113,484
Off-balance sheet		2,666		3,485		7,360

Total	(Won)	76,178	(Won)	89,709	(Won)	120,844
Tier I capital ratio		7.81%		8.09%		7.13%
Tier II capital ratio		4.39		3.56		4.47
Capital adequacy ratio		12.20		11.65		11.60

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

As of December 31, 2004
	Kyongnam Bank	Kwangju Bank
Tier I capital ratio	8.33%	6.93%
Tier II capital ratio	3.06	4.88
Capital adequacy ratio	11.34	11.81

As of December 31, 2005
	Kyongnam Bank	Kwangju Bank
Tier I capital ratio	7.83%	7.34%
Tier II capital ratio	2.81	4.26
Capital adequacy ratio	10.59	11.60

As of December 31, 2006
	Kyongnam Bank	Kwangju Bank
Tier I capital ratio	7.49%	7.04%
Tier II capital ratio	3.81	4.40
Capital adequacy ratio	11.26	11.44

In June 2006, the Financial Supervisory Service announced that it would implement Basel II in Korea beginning on January 1, 2008. Basel II, which builds upon the initial Basel Capital Accord of 1988, focuses its attention on risk assessment and credit risk in particular. Basel II institutes new measures that will require our commercial banking subsidiaries to:

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

Recent Accounting Pronouncements

Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This fair value option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The statement is effective at the beginning of an entity’s first fiscal year that begins after November 15, 2007. Our management is currently evaluating the impact this guidance will have on our financial position, operating results and cash flows.

SFAS No. 157, “Fair Value Measurements”

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. The Statement is effective at the beginning of an entity’s first fiscal year that begins after November 15, 2007, with early adoption permitted as of January 1, 2007. Our management is currently evaluating the impact this guidance will have on our financial position, operating results and cash flows.

FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109”

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109.” The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. This Interpretation is effective for fiscal years beginning after December 15, 2006. Our management is currently evaluating the impact this guidance will have on our financial position, operating results and cash flows. The effect of adopting FIN 48, if material, will be a transition adjustment to beginning retained earnings in the year of adoption.

FASB Staff Position (“FSP”) FIN 46(R)-6, “Determining the Variability in a Potential VIE”

The FASB issued FSP FIN 46(R)-6, “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)”(FSP FIN 46(R)-6), in April 2006. FSP FIN 46(R)-6 addresses the application of FIN 46(R) in determining whether certain contracts or arrangements with a VIE are variable interests by requiring companies to base such evaluations on an analysis of the VIE’s purpose and design, rather than its legal form or accounting classification. FSP FIN 46(R)-6 is required to be applied for all reporting period beginning after June 15, 2006. Our management is currently evaluating the effect of FSP FIN 46(R)-6, but does not expect that it will have a significant impact on our financial condition and results of operations.

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

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of SFAS No. 133 and 140”

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments— an amendment of SFAS No. 133 and 140,” which permits fair value remeasurement of certain hybrid financial instruments, clarifies the scope of SFAS No. 133 regarding interest-only and principal-only strips, and provides further guidance on certain issues regarding beneficial interests in securitized financial assets, concentrations of credit risk and qualifying special purpose entities. SFAS No. 155 is effective for all instruments acquired or issued as of the first fiscal year beginning after September 15, 2006 and may be applied to certain other financial instruments held prior to the adoption date. Earlier adoption is permitted as of the beginning of an entity’s fiscal year provided that the entity has not yet issued financial statements. The adoption of the statement is not expected to have a material impact on our financial position, operating results or cash flows.

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

Consolidated income statement data under Korean GAAP

	As of December 31,
	2004		2005		2006		2006 (1)
	(in billions of Won, except per share data)						(in millions of US$, except per share data)
Interest and dividend income (2)	(Won)	6,986	(Won)	7,689	(Won)	9,998	US$	10,751
Interest expense		3,647		3,736		5,583		6,003

Net interest income		3,339		3,953		4,415		4,748
Provision for loan losses		1,409		562		824		886

Net interest income after provision for loan losses		1,930		3,391		3,591		3,862
Commission income		1,237		1,274		1,495		1,608
Other non-interest income		5,136		5,295		7,734		8,316
Non-interest expense		7,136		7,929		10,619		11,418

Operating income		1,167		2,031		2,201		2,368
Non-operating income		458		573		944		1,015
Non-operating expense		391		458		231		248

Income before income tax expense		1,234		2,146		2,914		3,135
Income tax expense (benefit)		(57)		312		725		780

Income before minority interests		1,291		1,834		2,189		2,355
Minority interest in earnings of consolidated subsidiaries		1		(146)		(160)		(172)

Net income	(Won)	1,292	(Won)	1,688	(Won)	2,029	US$	2,183

Per common share data:
Earnings per share-basic	(Won)	1,655	(Won)	2,099	(Won)	2,518	US$	2.708
Earnings per share-diluted		1,612		2,095		2,518		2.708
Cash dividends per share		150		400		600		0.645
Stock dividends per share		—		—		—		—

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)930.0 to US$1.00, the noon buying rate in effect on December 29, 2006 as quoted by the Federal Reserve Bank of New York in the United States.

(2)

Commencing with the year ended December 31, 2005, interest and fees on credit card installment purchases and merchant fees have been reclassified from non-interest income to interest income. Amounts for 2004 have not been restated in our financial statements for 2004 in accordance with these reclassifications.

Consolidated balance sheet data under Korean GAAP

	As of December 31,
	2004		2005		2006		2006 (1)
	(in billions of Won)						(in millions of US$)
Cash and due from banks	(Won)	6,850	(Won)	11,224	(Won)	10,675	(Won)	11,478
Trading securities		6,701		7,694		12,870		13,839
Investment securities		21,852		29,999		33,444		35,961
Loans		93,796		108,643		142,972		153,733
Less: allowance for loan losses and present value discounts		(2,027)		(1,705)		(2,118)		(2,277)
Fixed assets		2,647		2,685		2,840		3,054
Other assets		6,812		6,003		11,314		12,166

Total assets	(Won)	136,631	(Won)	164,543	(Won)	211,997	US$	227,954

Deposits	(Won)	92,149	(Won)	107,088	(Won)	129,023	US$	138,734
Borrowings		13,286		16,508		23,403		25,165
Debentures, net of discounts		13,687		18,813		27,781		29,872
Other liabilities		8,815		11,029		18,365		19,747

Total liabilities		127,937		153,438		198,572		213,518
Minority interest in consolidated subsidiaries		1,253		1,383		1,487		1,599
Stockholders’ equity		7,441		9,722		11,938		12,837

Total liabilities, minority interest and stockholders’ equity	(Won)	136,631	(Won)	164,543	(Won)	211,997	US$	227,954

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)930.0 to US$1.00, the noon buying rate in effect on December 29, 2006 as quoted by the Federal Reserve Bank of New York in the United States.

Ratios under Korean GAAP

	Year ended December 31,
	2004	2005	2006
	(Percentages)
Woori Finance Holdings:
Net income as a percentage of:
Average total assets	0.97%	1.12%	1.08%
Average stockholders’ equity	19.97	19.67	18.74
Dividend payout ratio (1)	9.47	19.10	23.83
Net interest spread (2)	3.54	3.65	3.31
Net interest margin (3)	3.00	2.96	2.61
Expense-to-revenue ratio (4)	46.69	49.71	47.77
Average stockholders’ equity as a percentage of average total assets	4.88	5.70	5.75
Woori Bank:
Net income as a percentage of:
Average total assets	1.87	1.20	1.10
Average stockholders’ equity	30.14	16.51	15.65
Dividend payout ratio (1)	20.35	41.57	25.86
Net interest spread (2)	3.54	3.66	3.28
Net interest margin (3)	2.99	2.97	2.61
Expense-to-revenue ratio (4)	43.59	46.80	45.24
Average stockholders’ equity as a percentage of average total assets	6.19	7.26	7.04

(1)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.
(2)	Net interest spread represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(3)	Net interest margin represents the ratio of net interest income to average interest-earning assets.
(4)

Represents the ratio of general and administrative expenses to adjusted operating income. Adjusted operating income represents operating income before loan loss provisions and general and administrative expenses.

Capital, liquidity and leverage ratios under Korean GAAP

	December 31,
	2004	2005	2006
	(Percentages)
Capital ratios :
Total capital adequacy ratio of Woori Bank (1)	12.20	11.65	11.60
Tier I (1)	7.81	8.09	7.13
Tier II (1)	4.39	3.56	4.47
Liquidity ratios :
Won liquidity ratio of Woori Finance Holdings (2)	503.70	609.85	936.60
Won liquidity ratio of Woori Bank (3)	119.95	118.97	113.44
Foreign currency liquidity ratio of Woori Bank (4)	109.05	107.21	104.59
Leverage ratio:
Ratio of acquisition price to net assets of Woori Finance Holdings (5)	78.18	61.20	43.01

(1)

Woori Bank accounted for 78.5% of our total assets as of December 31, 2006. The capital adequacy ratio of Woori Bank is computed in accordance with the guidelines issued by the Financial Supervisory Commission. Under the guidelines of the Financial Supervisory Commission, Woori Bank is required to maintain a minimum capital adequacy ratio of 8%. This computation is based on Woori Bank’s consolidated financial statements prepared in accordance with Korean GAAP. See “—Financial Condition—Capital Adequacy.”

(2)

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

(5)	Defined as the ratio of the acquisition prices of all subsidiaries in aggregate to the amount of net assets. This ratio should not be more than 100%, under the Financial Holding Company Act.

Asset quality data under Korean GAAP

	December 31,
	2004		2005		2006
	(in billions of Won)
Woori Finance Holdings:
Non-performing loans (1)	(Won)	2,351	(Won)	1,575	(Won)	1,587
Allowance for loan losses		2,089		1,816		2,245
Non-performing loans as a percentage of total loans		2.52%		1.43%		1.08%
Non-performing loans as a percentage of total assets		1.72		0.96		0.75
Allowance for loan losses as a percentage of non-performing loans		88.85		115.30		141.50
Allowance for loan losses as a percentage of total loans		2.24		1.65		1.53

Woori Bank:
Non-performing loans (1)	(Won)	1,772	(Won)	1,124	(Won)	1,196
Non-performing loans as a percentage of total loans		2.27%		1.23%		0.97%
Non-performing loans as a percentage of total assets		1.70		0.80		0.63
Precautionary loans as a percentage of total loans		2.76		1.81		0.92
Precautionary and below loans as a percentage of total loans		5.03		3.04		1.89
Precautionary and below loans as a percentage of total assets		3.76		1.97		1.24
Allowance for loan losses as a percentage of non-performing loans		89.28		119.09		148.14
Allowance for loan losses as a percentage of precautionary and below loans		40.27		48.12		75.84
Allowance for loan losses as a percentage of total loans		2.03		1.46		1.43

(1)	Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Supervisory Commission’s asset classification criteria.

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

	As of or for the year ended December 31, 2006
	(in billions of Won)
Korean GAAP net income	(Won)	2,029
1. Loans		142
2. Securities		61
3. Derivatives		(2)
4. Deferred loan costs		20
5. Fixed assets		(5)
6. Intangible assets		(16)
7. Tax effect of deficit equity reduction		0
8. Minority interest		(1)
9. Reversal effect of Daewoo Construction sale		(266)
10.Others		(39)

Total of adjustments		(106)
Tax effect of adjustments		28

U.S. GAAP net income	(Won)	1,951

Korean GAAP stockholders’ equity	(Won)	11,937
1. Loans		238
2. Securities		(1,958)
3. Derivatives		(43)
4. Deferred loan costs		58
5. Fixed assets		(117)
6. Intangible assets		2
7. Tax effect of deficit equity reduction		0
8. Minority interest		28
9. Reversal effect of Daewoo Construction sale		(147)
10.Others		(66)

Total of adjustments		(2,005)
Tax effect of adjustments		494

U.S. GAAP stockholders’ equity	(Won)	10,426

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

Item 5F. Tabular Disclosure of Contractual Obligations

See “Item 5B. Liquidity and Capital Resources—Financial Condition—Contractual Obligations and Off-Balance Sheet Arrangements.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A. Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for managing our affairs. The board currently comprises one standing director and six non-standing directors. Standing directors are directors who are full-time executive officers of Woori Finance Holdings, while non-standing directors are directors who are not full-time executive officers.

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

Standing Directors

Our standing director is as follows:

Name	Age	Position	Director Since	Date Term Ends
Byong-Won Bahk	55	Chairman and Chief Executive	March 30, 2007	March 30, 2010

Our standing director is not involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Byong-Won Bahk was elected executive director in March 2007. Prior to that, he was Vice Minister of Finance and Economy of the Republic of Korea. Mr. Bahk holds a Bachelor of Business Administration and a Masters in Law from Seoul National University and a Masters in Economics from the University of Washington.

Non-Standing Directors

Our non-standing directors are selected based on their experience and knowledge in diverse areas, which include law, finance, economies, management and accounting. We currently have six non-standing directors. All were nominated by the Non-standing Director Candidate Nomination Committee and approved by our shareholders.

Our non-standing directors are as follows:

Name	Age	Position	Director Since	Year Term Ends (1)
Bong-Soo Park	59	Non-Standing Director	March 28, 2006	2008
Woon-Youl Choi	57	Non-Standing Director	March 28, 2005	2008
Pyoung-Wan Har	62	Non-Standing Director	March 30, 2007	2008
Kwang-Dong Kim	59	Non-Standing Director	March 30, 2007	2008
In-Bong Ha	57	Non-Standing Director	March 30, 2007	2008
Myoung-Soo Choi	50	Non-Standing Director	March 30, 2007	2008

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Bong-Soo Park was elected as a non-standing director in March 2006. He is currently the executive advisor to Korea Institute for International Economics Policy and, prior to that, was president and CEO of Korea Technology Credit Guarantee Fund. He holds a Bachelor of Business Administration from Seoul National University and an M.A. in economics from George Washington University.

Woon-Youl Choi has been a non-standing director since 2005. He currently is the vice president of Sogang University and, prior to that, was a member of the Monetary Policy Committee. He holds a Bachelor of Business Administration from Seoul National University and a Ph.D. in finance from the University of Georgia.

Pyoung-Wan Har was elected a non-standing director in March 2007. He was formerly a standing audit committee member of Korea Exchange Bank. He holds a Bachelor of Business Administration from Sungkyunkwan University and a Masters degree in Business Administration from Yonsei University.

Kwang-Dong Kim was elected a non-standing director in March 2007. He is currently a professor at the College of Economics and Business Administration, Cheongju University. He holds a B.S. in Political Science and International Studies from Yonsei University and also studied at the Institut International d’Administration Publique.

In-Bong Ha was elected a non-standing director in March 2007. He is currently a professor at the School of Economics and Trade, Kyungpook National University. He was formerly President of the Institute of Korean Business Administration and Economy. He holds a B.S. in Geology from Kyungpook National University, a Masters degree in Economics from Kyungpook National University and a Ph.D. in Economics from University of Minnesota.

Myoung-Soo Choi was elected a non-standing director in March 2007. He is currently Director General of Fund Management & Planning Department at KDIC, and was formerly Director General of the Investigation Department at KDIC. He holds a B.S. in Economics from Kyonggi University.

If any director wishes to enter into a transaction with us in his or her personal capacity, he or she must obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting during which the board approves the transaction.

Executive Officers

In addition to the standing director who is also our executive officer, we currently have the following three executive officers.

Name	Age	Position
Dongil Kim	54	Senior Managing Director
Seong Mok Park	54	Senior Managing Director
Young-Gaeng Kim	48	Senior Managing Director

Dongil Kim serves as a senior managing director in charge of finance, accounting and risk management. Prior to that, he was an executive director of the KDIC. He holds a Masters degree in business administration from Seogang University.

Seong Mok Park serves as a senior managing director in charge of strategic planning, synergy management and audit and management inspection. Prior to that, he was an executive vice president of Woori Bank. He holds a Bachelor of Business Administration from Korea University.

Young-Gaeng Kim serves as a senior managing director in charge of human resources, IT planning and investor relations. Prior to that, he was a senior managing director of Woori Investment & Securities. He holds a B.A. in economics from Seoul National University and a Masters degree in economics from Illinois University.

None of the executive officers is involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Item 6B. Compensation

The aggregate remuneration and benefits-in-kind we paid in 2006 to our chairman and chief executive officer, our non-standing directors and our other executive officers was (Won)3,251 million. We did not set aside any amounts in 2006 for allowances for severance and retirement benefits for those directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

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

In 2006, we did not grant any stock options and, accordingly, did not recognize any compensation expense for stock options granted under our stock option plan.

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

Board of Directors Management Committee

This committee consists of one standing director and four non-standing directors: Byong-Won Bahk, Pyoung-Wan Har, Kwang-Dong Kim, Bong-Soo Park and Woon-Youl Choi. The chairman is Byong-Won Bahk. This committee, which functions as a steering committee, enables broad management oversight of our operations. It is responsible for the following:

•	setting rules and procedures for operations of our board and its various committees;

•	resolving issues relating to critical management-related matters like restructuring;

•	formulating management strategies and policies; and

•	determining policies to enhance our corporate governance structure.

This committee holds regular meetings every six months.

Management Compensation Committee

This committee consists of three non-standing directors: Pyoung-Wan Har, Bong-Soo Park, and Woon-Youl Choi. The chairman is Woon-Youl Choi. It is responsible for all matters relating to the following:

•	management’s performance in developing our business;

•	setting goals and targets with respect to and evaluating executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every six months.

Risk Management Committee

This committee consists of one standing director and five non-standing directors: Byong-Won Bahk, Pyoung-Wan Har, Bong-Soo Park, Woon-Youl Choi, In-Bong Ha and Myoung-Soo Choi. The chairman is Byong-Won Bahk. It oversees and makes determinations on all issues relating to our group-wide, standardized risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset and liability management. The major roles of the Group Risk Management Committee include:

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

Audit Committee

This committee consists of six non-standing directors: Bong-Soo Park, Woon-Youl Choi, Pyoung-Wan Har, Kwang-Dong Kim, In-Bong Ha and Myoung-Soo Choi. The chairman is Bong-Soo Park. It reviews all audit and compliance-related matters and makes recommendations to our board. This committee also is responsible for the following:

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

Executive Management Committee

This committee currently consists of our standing director, Byong-Won Bahk, who is the chairman. This committee is an operational committee that oversees decisions with respect to our operational and management matters. The committee holds meetings whenever it is deemed necessary.

Ethics Management Committee

This committee consists of one standing director and two non-standing directors: Byong-Won Bahk, Kwang-Dong Kim and Myoung-Soo Choi. The chairman is Kwang-Dong Kim. It is responsible for the following:

•	implementing our code of ethics and amending it when necessary;

•	managing our ethics policies, including developing procedures and standards of conduct to ensure compliance; and

•	evaluating our performance under our code of ethics.

This committee holds regular meetings every year.

Non-Standing Director Candidate Nomination Committee

This committee consists of one standing director and four non-standing directors: Byong-Won Bahk, Pyoung-Wan Har, Kwang-Dong Kim, Bong-Soo Park and In-Bong Ha. The chairman is Pyoung-Wan Har. It is responsible for the following:

•	searching for potential non-standing director candidates; and

•	reviewing and nominating non-standing director candidates.

This committee holds meetings when a non-standing director needs to be appointed.

MOU Review Committee

This committee consists of the entire board of directors: Byong-Won Bahk, Bong-Soo Park, Woon-Youl Choi, Pyoung-Wan Har, Kwang-Dong Kim, In-Bong Ha and Myoung-Soo Choi. The chairman is Byong-Won Bahk. It is responsible for the following:

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

NYSE Corporate Governance Standards	Woori Finance Holdings

Director independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as six of our seven directors are non-executive directors.

Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our non-executive directors hold quarterly meetings, which coincide with the quarterly audit committee meetings, to discuss matters relating to management issues. The audit committee is comprised of six non-executive directors.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have established a separate non-executive director nomination committee.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	We maintain a management compensation committee composed of three non-executive directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an audit committee comprised of six non-executive directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our audit committee has six members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have one equity compensation plan, providing for the grant of stock options to officers and directors.

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

Item 6D. Employees

As of December 31, 2006, we had a total of 64 full-time employees, including four officers, at our financial holding company. The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

	As of December 31,
	2004	2005	2006
Full-time employees	16,227	15,333	15,528
Contractual employees	5,984	6,303	7,745

Total	22,211	21,636	23,273

Approximately 75.4% of our employees are members of the Korea Financial Industry Union. Since we were established in April 2001, neither we nor any of our subsidiaries has had any significant labor disputes, although we have made certain concessions to our labor unions. See “Item 3D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize and integrate our operations.” In connection with our restructuring process, we have placed a high priority on improving our relationships with our employees and maintaining an atmosphere of trust and cooperation between our labor and management.

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

We have introduced a “wage peak” system as a result of an agreement reached with our employees in 2005. Under the system, an employee’s wages reach a certain peak and then are gradually reduced as the employee reaches retirement age. This will allow the retirement age to be extended by one year to age 59 under the new system, while our employees wages would be cut incrementally from age 55. We believe that this system is beneficial both for us and our employees as it will encourage early retirements and reduce costs, while allowing employees to defer their retirement by one year. We are also planning to extend a performance-based pay system to all of our employees, as it currently applies only to those who are in the position of vice chief of a department or higher as well as certain departments (such as the Investment Finance department).

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

In accordance with our internal policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of their employment, to receive a lump sum severance payment based upon the length of their service and the rate of pay at the time of termination. Such employees are entitled to receive a lump-sum equivalent to the average of 30 days’ pay for each year of service. We make provisions for accrued severance benefits based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2006, accrued severance benefits were (Won)351 billion, which represented 100% of the amount required under Financial Supervisory Commission guidelines. As of December 31, 2006, approximately 63% of accrued severance benefits were deposited with insurance companies and other banks. Under Korean law, we may not terminate full time employees except under certain circumstances.

In 2004, 2005 and 2006, we paid (Won)17 billion, (Won)17 and (Won)16 billion for the training of our employees in specialist areas by local and foreign training institutes.

Item 6E. Share Ownership

Common Stock

The persons who are currently our directors or executive officers, as a group, held no shares of common stock of Woori Finance Holdings as of December 31, 2006.

Stock Options

The following table sets forth information regarding the stock options we have granted to our directors and executive officers, as well as those of our subsidiaries, as of December 31, 2006. All of the stock options listed below relate to common stock of Woori Finance Holdings.

Grant Date	Position When granted	Exercise Period		Exercise Price (1)		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Woori Finance Holdings
04-Dec-02	Chairman and CEO	05-Dec-05	04-Dec-08	(Won)	11,921/ 6,800	100,000	95,000	0
04-Dec-02	Vice Chairman	05-Dec-05	04-Dec-08		11,921/ 6,800	80,000	76,000	0
04-Dec-02	Six Non-Standing Directors	05-Dec-05	04-Dec-08		11,921/ 6,800	50,000	19,000	28,500
04-Dec-02	Senior Managing Director	05-Dec-05	04-Dec-08		11,921/ 6,800	40,000	0	38,000
04-Dec-02	Three Managing Directors	05-Dec-05	04-Dec-08		11,921/ 6,800	90,000	75,500	10,000
Woori Bank
04-Dec-02	Vice Chairman and CEO	05-Dec-05	04-Dec-08		11,921/ 6,800	80,000	28,000	48,000
04-Dec-02	Six Non-Standing Directors	05-Dec-05	04-Dec-08		11,921/ 6,800	60,000	16,500	40,500
04-Dec-02	Senior Executive Vice President	05-Dec-05	04-Dec-08		11,921/ 6,800	45,000	42,750	0
04-Dec-02	Nine Executive Vice Presidents	05-Dec-05	04-Dec-08		11,921/ 6,800	240,000	103,500	124,500
04-Dec-02	Member of the Audit Committee	05-Dec-05	04-Dec-08		11,921/ 6,800	45,000	42,750	0

Grant Date	Position When granted	Exercise Period		Exercise Price (1)	Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Woori Investment Bank (2)
04-Dec-02	President	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	28,500	0
04-Dec-02	Three Non-Standing Directors	05-Dec-05	04-Dec-08	11,921/ 6,800	15,000	9,500	4,750
04-Dec-02	Managing Director	05-Dec-05	04-Dec-08	11,921/ 6,800	20,000	0	19,000
04-Dec-02	Member of Audit Committee	05-Dec-05	04-Dec-08	11,921/ 6,800	20,000	19,000	0
Woori Finance Information System
04-Dec-02	President	05-Dec-05	04-Dec-08	11,921/ 6,800	40,000	38,000	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08	11,921/ 6,800	20,000	6,000	13,000
Woori Credit Suisse Asset Management
04-Dec-02	President	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	28,500	0
04-Dec-02	Non-Standing Director	05-Dec-05	04-Dec-08	11,921/ 6,800	5,000	4,750	0
Woori SB Asset Management
04-Dec-02	President	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	10,500	18,000
04-Dec-02	Vice President	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	28,500	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08	11,921/ 6,800	20,000	19,000	0
04-Dec-02	Two Managing Directors	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	19,500	9,000
Woori Credit Information
04-Dec-02	President	05-Dec-05	04-Dec-08	11,921/ 6,800	20,000	19,000	0
04-Dec-02	Vice President	05-Dec-05	04-Dec-08	11,921/ 6,800	15,000	14,250	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08	11,921/ 6,800	15,000	8,250	6,000
04-Dec-02	Two Managing Directors	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	12,500	16,000

	Total				1,200,000	764,750	375,250

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

Item 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A. Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2006 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock	Percentage of Total Shares on a Fully Diluted Basis
KDIC (1)	628,458,609	77.97%	77.97%

(1)

On June 21, 2007, .the KDIC disposed of 40,300,000 shares of our common stock, as a result of which the KDIC currently holds 588,158,609 shares of our common stock representing 72.97% of our total shares of common stock.

As of December 31, 2006, none of our standing and non-standing directors owned any shares of our common stock, and our executive officers, excluding standing directors, owned no shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of December 31, 2006.

Item 7B. Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which as of December 31, 2006 owned 77.97% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4B. Business Overview—Assets and Liabilities.”

We and our subsidiaries have entered into memoranda of understanding with the KDIC, under which we and our subsidiaries must meet business normalization targets or specific financial targets, or the KDIC has the right to impose sanctions on our directors or employees or to require us or our subsidiaries to take certain actions. In addition, as of December 31, 2006, we owned (Won)2,592 billion of debentures issued by the KDIC, representing 6.0% of our investment securities. As of December 31, 2006, we also had loans outstanding to the KDIC in the aggregate amount of (Won)26 billion. These loans were provided in connection with the public funds injected into us and our subsidiaries. The loans bore interest at the weighted average rate of 4.93% in 2006.

As of December 31, 2004, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)49 million. As of December 31, 2005, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)65 million. As of December 31, 2006, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)39 million. For additional information regarding our transactions with related parties, see Note 38 of the notes to our consolidated financial statements.

All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

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

Woori Bank

In December 1998, Hanil Bank (since renamed Woori Bank) was named as the defendant in a lawsuit filed by Ilsung Pharmaceuticals Co., Ltd, which claimed damages of (Won)30 billion. Ilsung Pharmaceuticals alleged that Hanil Bank had illegally reduced its capital. In December 2003, the Seoul District Court dismissed the claim, and Ilsung Pharmaceuticals appealed the decision to the appellate court in January 2004. In January 2007, the appellate court dismissed the appeal, and Ilsung Pharmaceuticals has appealed to the Supreme Court of Korea, where the lawsuit is currently pending.

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

In connection with the above lawsuits, in August 2005, Lernout & Hauspie filed a lawsuit in the U.S. District Court for the Southern District of New York against Woori Bank and the other domestic banks named as defendants in the previous lawsuits, alleging that the banks’ non-recourse loan transaction with Lernout & Hauspie’s subsidiary had contributed to Lernout & Hauspie’s improper accounting. In October 2006, the U.S.

District Court for the Southern District of New York dismissed the complaint, and the plaintiff filed an amended complaint with the same court in November 2006 which is currently pending.

In September 2005, Daewoo Motors brought a lawsuit against Woori Bank in the Seoul District Court, claiming that Woori Bank had improperly set-off Daewoo Motor’s deposits to satisfy Daewoo Motor’s outstanding debts, resulting in damages of (Won)47.7 billion. Woori Bank countersued with respect to an outstanding loan of (Won)21.2 billion. The Seoul District Court ruled in favor of Woori Bank, and Daewoo Motors appealed the decision. The lawsuit is currently pending at the appellate court.

In June 2004, Ssyangyong filed a lawsuit against Woori Bank as a co-defendant with respect to an incident in which Ssyangyong employees conspired with Bank of New York employees to produce fraudulent import-export documents, causing losses in the aggregate of (Won)113.7 billion for the defendant banks. Woori Bank suffered a loss of (Won)39.3 billion. In August 2005, Seoul District Court ruled in favor of the defendant banks. Ssangyong subsequently appealed the decision, and the appeal was dismissed by the court in May 2007.

Kyobo Life Insurance had brought a lawsuit against Woori Bank in July 2000, claiming damages of (Won)10 billion on the allegation that Woori Bank had violated a trust agreement with Kyobo Life by investing entrusted funds in Saehan’s unsecured corporate debt securities, which subsequently underwent an out-of-court workout. The Seoul District Court’s decision in September 2001 in favor of Woori Bank was reversed by the appellate court in 2004. Woori Bank subsequently appealed the appellate court’s decision to the Supreme Court of Korea. The Supreme Court of Korea’s ruling in October 2006 found contributory negligence on the part of Kyobo Life Insurance while recognizing that the entrusted funds should not have been invested in unsecured instruments, and the case was remanded to the appellate court where the lawsuit is currently pending.

Kwangju Bank

On October 24, 2001, The Export-Import Bank of Korea filed a lawsuit in Seoul District Court against Kwangju Bank with respect to its obligations relating to a certificate of guarantee to be issued on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea in the amount of US$100 million, of which Kwangju Bank’s exposure amounts to US$41 million. Kwangju Bank has established (Won)38 billion of allowances relating to the lawsuit. In December 2003, the Seoul District Court ruled against Kwangju Bank and required it to issue a certificate of guarantee on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea. Kwangju Bank appealed this decision to the Seoul High Court, which dismissed the appeal in December 2005. We appealed the decision of the appellate court to the Supreme Court of Korea in January 2006, and the Supreme Court dismissed such appeal in July 2006. Subsequently, The Export-Import Bank filed an additional lawsuit in the Seoul District Court in December 2006 requesting monetary damages in satisfaction of our obligations relating to the certificate of guarantee, and the lawsuit is currently pending.

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

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by Woori Finance Holdings and its predecessor with respect to each of the five years ended December 31, 2006. The dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Common Share		Dividends Per Preferred Share	Total Amount Of Cash Dividends Paid
	(in Won)			(in millions of Won)
2002 (1)	(Won)	250	—	(Won)	57,262
2003		100	—		77,550
2004		150	—		119,468
2005		400	—		322,405
2006		600	—		483,608

(1)	The KDIC received dividends of (Won)50 per share of common stock. The total amount of cash dividends paid reflects this lesser amount paid with respect to the shares of common stock owned by the KDIC.

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

Item 8B. Significant Changes

Not Applicable

Item 9. THE OFFER AND LISTING

Item 9A. Offering and Listing Details

Market Price Information

The principal trading market for our common stock is the Stock Market Division of the Korea Exchange. Our common stock, which is in registered form and has a par value of (Won)5,000 per share of common stock, has been listed on the Stock Market Division of the Korea Exchange since June 24, 2002 under the identifying code 053000. As of the date of this annual report, we have 806,012,782 shares of common stock outstanding. Our ADSs have been listed on the New York Stock Exchange and are identified by the symbol “WF” since September 29, 2003 under the CUSIP number 981063100.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Stock Market Division of the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	Stock Market Division of the Korea Exchange (1)					New York Stock Exchange (2)
	Closing Price Per Common Stock				Average Daily Trading Volume	Closing Price Per ADS				Average Daily Trading Volume
	High		Low			High		Low
					(in thousands of shares)					(in shares)
2002
First Quarter		—		—	—		—		—	—
Second Quarter	(Won)	6,800	(Won)	5,630	2,702		—		—	—
Third Quarter		7,050		4,405	1,446		—		—	—
Fourth Quarter		5,000		3,902	1,578		—		—	—
2003
First Quarter		4,800		3,900	1,560		—		—	—
Second Quarter		6,400		4,050	1,722		—		—	—
Third Quarter		7,350		6,000	1,752		—		—	—
Fourth Quarter		7,750		5,580	1,840	US$	19.30	US$	15.30	1,325
2004
First Quarter		9,250		6,800	1,810		25.20		17.95	4,898
Second Quarter		9,180		6,420	1,841		23.50		17.00	2,644
Third Quarter		8,200		6,500	2,781		22.00		16.45	1,595
Fourth Quarter		8,900		7,700	1,912		25.25		20.55	959
2005
First Quarter		10,700		8,220	2,443		23.50		31.60	2,141
Second Quarter		10,300		8,970	1,339		30.30		27.75	1,486
Third Quarter		15,950		10,150	2,402		46.85		29.00	2,839
Fourth Quarter		20,650		14,900	3,205		61.47		43.00	6,284
2006
First Quarter		20,250		17,050	2,305		63.55		52.79	13,706
Second Quarter		22,800		16,800	2,111		74.70		51.60	11,730
Third Quarter		20,200		17,950	1,812		63.84		56.41	3,863
Fourth Quarter		22,300		19,850	1,484		72.27		62.17	4,381
2007
January		22,200		20,100	1,540		72.00		65.15	6,095
February		25,800		23,000	2,167		83.33		74.21	6,945
March		24,000		22,150	2,215		76.89		69.00	7,477
April		24,350		22,700	1,851		79.10		74.29	6,485
May		23,550		21,400	2,824		76.75		69.76	6,455
June (through June 26)		23,900		21,350	7,764		77.27		70.37	12,656

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

As of December 31, 2006, the aggregate market value of equity securities listed on the Stock Market Division of the Korea Exchange was approximately (Won)705 trillion. The average daily trading volume of equity securities for 2006 was approximately 279 million shares with an average transaction value of (Won)3,435 billion.

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

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007 (through June 26)	1,435.26	1,807.85	1,355.79	1,749.55

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

The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(billions of (Won))		(millions of US$) (1)		(thousands of Shares)	(millions of (Won))		(thousands of US$) (1)
1982	334	(Won)	3,001	US$	4,279	9,704	(Won)	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,621	279,096		3,435,180		3,693,742
2007 (through June 26)	732		860,123		928,759	332,177		4,279,520		4,621,013

Source: The Stock Market Division of the Korea Exchange

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York on the last business day of the period indicated.

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

Under the Investment Rules, with certain limitations, foreign investors may acquire shares of a Korean company without being subject to any foreign investment limit. Under one of these limitations, foreign investors may acquire no more than 40% of the outstanding share capital of designated public corporations. Designated public corporations may set a limit on the acquisition of shares by a single person in their articles of incorporation. Currently, the Korea Electric Power Corporation is the only designated public corporation that has set this limit. If a foreign investor acquires 10% or more of the outstanding shares with voting rights of a Korean company, that investment constitutes a “foreign direct investment” under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to a foreign exchange bank or the Korea Trade Investment Promotion Agency. The acquisition of a Korean company’s shares by a foreign investor may be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of the restrictions applicable to Korean financial holding companies, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies.”

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

Securities companies and asset management companies may open foreign currency accounts with foreign exchange banks exclusively to accommodate foreign investors’ stock investments in Korea. Through these accounts, securities companies and asset management companies may enter into limited foreign exchange transactions, such as converting foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

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

As of the date of this annual report, 806,015,340 shares of common stock were issued and 806,012,782 shares of common stock were outstanding. There are no shares of preferred stock currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of the date of this annual report, our authorized but unissued share capital was 1,593,984,660 shares. We may issue the unissued shares without further stockholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 23 of the notes to our consolidated financial statements and “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

Our articles of incorporation allow our stockholders, by special resolution, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our stockholders at their next general meeting convened immediately after the grant date. As of December 31, 2006, our officers, directors and employees held options to purchase 375,250 shares of common stock. See “Item 6E. Share Ownership.”

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

Under the Korean Securities and Exchange Act, each member of our employee stock ownership association, whether or not they are stockholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2006, through the stock ownership association our employees owned 41,403 shares, or 0.005%, of our common stock.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of (Won)2 trillion, to persons other than existing stockholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing stockholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing stockholders. As of December 31, 2006, we had no convertible bonds or bonds with warrants outstanding.

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

Rights of Dissenting Stockholders

Pursuant to the Korean Securities and Exchange Act and the Law on the Improvement of the Structure of the Financial Industry, in certain limited circumstances dissenting holders of shares of our common stock and our preferred stock will have the right to require us to purchase their shares. These circumstances include:

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

Item 10C. Material Contracts

In connection with the receipt of public funds by us and our subsidiaries, we entered into memoranda of understanding with the KDIC. Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet financial and business targets and recapitalization goals on a semi-annual and/or quarterly basis until the end of 2008. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.”

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

Under the Foreign Exchange Transaction Laws, if the Korean government deems that:

•

the need to do so is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other similar situations, the Ministry of Finance and Economy may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe- keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and

•

international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring about serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Finance and Economy may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in these transactions at certain Korean governmental agencies or financial institutions.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 or 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.

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

Taxation of Dividends on Common Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you (whether payable in cash or in shares) at a rate of 27.5% (inclusive of resident surtax). If you are a beneficial owner of the dividends in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion on treaty benefits. If we distribute to you shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

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

In 2004, we completed the implementation of a group-wide, standardized risk management system (except with respect to credit risk management and operational and business risk management). This system has enhanced our risk management capabilities by enabling us to exchange information among our and our subsidiaries’ risk management operations. With respect to the credit risk management systems of our banking subsidiaries, we are currently in the process of implementing various upgrades to standardize such systems based on the Woori Bank system. We use our risk management systems to manage our risks within acceptable limits and to otherwise ensure the soundness of our assets and the stability of our operations.

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

We do not have a group-wide, standardized risk management system for risk capital with respect to credit risk, although we are currently in the process of implementing various upgrades to standardize the credit risk management systems of our banking subsidiaries based on the Woori Bank system. As a result, we allocate such risk to each subsidiary according to the results of its own system and, on that basis, we allocate risk capital with respect to credit risk.

We allocate our risk capital with respect to operational risk through a standardized approach in accordance with Basel II. We also apply business risk when allocating such risk capital which is based on “earnings at risk” (a measurement of the relativity of our total earnings).

In 2006, we, in preparation for compliance with the new Basel II capital adequacy requirements to which we will become subject in 2008, began reflecting the correlation between credit risk, market risk, interest rate risk, operational risk and business risk in allocating our risk capital. The correlation between such risks reflects applicable guidelines of the Financial Supervisory Service and the correlation used by our peer banks. In addition, we also broadened the scope of business risk to cover risks arising from changes in operational environment and increased market competition, and added a new risk type, miscellaneous risk, which covers risk not covered by the existing five types but for which risk capital must be allocated.

Our risk capital allocation as a percentage of available capital, on a non-consolidated basis, with respect to 2007 is as follows:

	Available capital		Risk capital		Risk appetite	Credit	Market	Interest rate	Operational	Business	Miscellaneous	Correlation Effect	Buffer
	(in millions of Won, except percentages)
Woori Finance Holdings	(Won)	13,425	(Won)	12,124	90.3%	68.0%	9.3%	2.1%	6.5%	5.7%	7.5%	(8.7)%	9.7%
Woori Bank		11,301		9,388	83.1	66.5	7.6	2.2	5.7	3.4	4.7	(7.0)	16.9
Kyongnam Bank		795		687	86.4	66.4	8.7	5.0	8.6	2.9	4.0	(9.2)	13.6
Kwangju Bank		627		543	86.6	71.6	5.4	3.7	8.6	1.4	3.7	(7.8)	13.4
Woori Investment & Securities		2,121		1,575	74.3	25.1	19.8	0.0	4.8	15.4	19.8	(10.6)	25.7
Woori Credit Suisse Asset Management (1)		68.1		28.0	41.1	0.0	0.0	0.0	7.9	34.9	1.5	(3.2)	59.0

(1)	Formerly known as Woori Asset Management.

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

The following chart sets out our risk management governance structure as of the date of this annual report:

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

The Group Risk Management Committee is comprised of our chief executive officer and five non-standing outside directors. It operates independently from all business units and individual board members, and reports directly to our board of directors. In addition, since our chief executive officer is a member of the committee, he is kept aware of risk-related issues. Our Group Risk Management Committee convenes at least quarterly, and makes decisions by majority vote of the attending members. At least a majority of the committee members must attend to constitute a quorum.

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

The Group Risk Management Council is comprised of our chief risk management officer and the head of our risk management department and the managing directors of the risk management units of all of our operating subsidiaries. It operates independently from all business units, and reports directly to the Group Risk Management Committee. Our Group Risk Management Council convenes on a monthly basis.

Our subsidiaries, in most cases through their respective risk management units, provide a variety of information to the Group Risk Management Council, including:

•	reports regarding the status of overall risk management, the status of limit compliance, and analysis and results of quarterly credit reviews, stress testing and back testing; and

•	reports regarding asset and liability management matters, including changes in risk-weighted assets and the status of our credit portfolio on a periodic basis.

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

Each of Woori Bank, Kyongnam Bank and Kwangju Bank has established a similar multi-tiered risk management governance structure for its own operations. For example, Woori Bank’s Subsidiary Risk Management Committee is ultimately responsible for risk management for that subsidiary. It provides subsidiary board-level direction regarding risk management strategies and policies to the risk management bodies that are subordinate to it. Woori Bank’s Executive Risk Management Committee, which reports directly to Woori Bank’s Subsidiary Risk Management Committee and chief executive officer, implements the execution of these strategies and policies. The Executive Risk Management Committee works with various Woori Bank business units, including its risk management unit and its individual business units. The risk management unit directly implements and ensures compliance with Woori Bank’s risk policies and guidelines at an operational level. It monitors market risk and liquidity risk on a daily basis and credit risk and interest rate repricing gap risk on a monthly basis and makes quarterly reports to the Subsidiary Risk Management Committee and to the Group Risk Management Council.

Our non-banking subsidiaries generally have more simplified risk management governance structures.

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

We believe that an essential part of achieving our credit risk management objectives is implementing a group-wide, standardized risk management system so that we can identify and manage the risks generated by our businesses using a standardized system. Each of Woori Bank, Kyongnam Bank and Kwangju Bank is currently using its own credit risk management system. In particular, Woori Bank, together with several external consultants, has since 2003 developed and implemented a centralized credit risk management system called the CREPIA system. In September 2004, we completed the development and implementation of the CREPIA system. CREPIA is a credit risk management system which combines credit risk management and the credit approval process on a transactional level with respect to individual borrowers and approval with respect to each individual loan or credit. This system quantifies credit risk using a “distance of default” methodology. This methodology relies on a review of a borrower’s cash flow and the level of its outstanding credit, and identifies the point at which a borrower will default based on the interaction of these and other factors. In the second half of 2007, Woori Bank plans to implement a “mark-to-market” methodology in quantifying credit risk, which will reflect both the likelihood of a default by a borrower as well as the likelihood of a change in such borrower’s credit rating. We believe that CREPIA is a systematic and efficient credit evaluation system and that Woori Bank has expedited its loan review process and improved its ability to monitor and evaluate its overall risk profile by using this system. The main characteristics of CREPIA are as follows:

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

Kyongnam Bank and Kwangju Bank currently use credit evaluation systems based on the Woori Bank system. In preparation for the implementation of Basel II, we recently undertook upgrades to our credit management systems, including credit evaluation models, collateral management systems and non-performing credit risk management systems, which were completed in December 2006 for Woori Bank and in April 2007 for Kyongnam Bank and Kwangju Bank.

From 2004, we also established a credit risk limit for each of our banking subsidiaries with respect to “large exposures.” We aim to avoid concentrations of exposure with respect to any single corporate borrower or affiliated group of corporate borrowers. Accordingly, we have established aggregate exposure limits based on each of our banking subsidiaries’ capital adequacy levels and, with respect to individual corporate borrowers, established limits by dividing the “expected loss” with respect to companies affiliated with such corporate borrower with the “unexpected loss” (a measurement of credit risk) of such borrower and converting that into an exposure amount. We use this as the basis for our “large exposure” limits with respect to such corporate borrower.

From 2005, we also established a similar credit risk limit for each of our banking subsidiaries, Woori Investment & Securities and Woori F&I with respect to investment in private equity funds. Much like “large exposure” limits with respect to corporate borrowers, we aim to avoid concentrations of exposure with respect to any single private equity fund or affiliated group of funds. Accordingly, we have established aggregate investment limits based on the capital adequacy levels of each of our banking subsidiaries, Woori Investment & Securities and Woori F&I and, with respect to limits on each opportunity to invest, established limits depending on whether the target fund is an affiliate, or our participation or the participation by our subsidiaries is as a limited or general partner. In 2006, we also established a “principal investment” limit for investment activities that any of our banking subsidiaries, Woori Investment & Securities, Woori F&I and Woori Private Equity

undertakes as a principal (as opposed to as an agent). The principal investment limit for each subsidiary is set as a certain percentage of the capitalization of such subsidiary.

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

The evaluation and approval process differs depending on whether the loan is a corporate loan, a general household consumer loan, or a mortgage or home equity loan, and there is a separate process for credit card applications. Although each of our commercial banking subsidiaries currently uses slightly different credit scoring and approval systems in determining whether to approve a loan, we are currently in the process of implementing a standardized “expected loss” and “unexpected loss” credit risk system at each of our operating subsidiaries. Implementing a standardized system will enable us to better allocate risk capital on a group-wide basis by evaluating “unexpected loss” (a measurement of credit risk), “VaR” (a measurement of market risk) and “earnings at risk” (a measurement of whether our assets and liabilities are mismatched). We also intend to standardize our risk-adjusted performance measurement system and implement that system on a group-wide basis.

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

For example, in September 2004 Woori Bank introduced its CREPIA credit evaluation system for corporate loans (including small- and medium-sized enterprise loans) and a consumer credit evaluation system for consumer loans. Following the introduction of its consumer credit evaluation system, Woori Bank substantially reduced the authority of branch managers and loan officers to approve consumer loans based solely on their own judgment. Woori Bank’s consumer loan approval process historically took as long as three days, but now generally takes less than 24 hours even when applications are reviewed by headquarters personnel. Kyongnam Bank and Kwangju Bank have a similar evaluation and approval process, and currently operate similar but less advanced systems. In April 2007, we completed implementing various upgrades to Kyongnam and Kwangju Banks’ credit evaluation systems by using Woori Bank’s CREPIA system as a benchmark.

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

Corporate Loan Approval Process

Each of our banking subsidiaries’ branches reviews corporate loan applications using a credit evaluation system for corporate borrowers. Although these systems have historically differed among our subsidiaries, in April 2007 we completed implementing various upgrades to the systems used by Kyongnam Bank and Kwangju Bank to standardize these systems as part of our group-wide, standardized risk management system. Each corporate credit evaluation system measures various quantitative and qualitative factors. The model used by the credit evaluation system to review an application depends, however, on certain characteristics of the potential borrower. For example, Woori Bank’s credit risk management department, together with its large corporate loan department and small- and medium-sized enterprise loan department, has developed separate credit evaluation models for large corporate borrowers, small- and medium-sized enterprises and SOHO borrowers. In general, each model uses scores from both a computerized evaluation of quantitative financial factors, such as cash flow and income, and more qualitative factors which are scored using judgments by the credit officer or officers reviewing the application to produce an overall credit risk rating. These credit evaluation systems provide our subsidiaries with tools to make consistent credit decisions and assist them in making risk-based pricing decisions. For example, Woori Bank’s CREPIA system, depending on whether the borrower is audited by independent auditors and its size, produces two separate scores based on one of 13 rating models: one for quantitative current financial factors, which is weighted 60% in determining the CREPIA credit risk rating, and another for the more qualitative factors that the judgment of our credit officers plays a more significant part in determining, which is weighted 40%. The CREPIA credit risk rating estimates the probability that Woori Bank will recover extended credits and the likelihood that borrowers will default. Qualitative factors included in CREPIA include:

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

The CREPIA system produces separate credit risk ratings for each borrower and for each loan requested by that borrower. Woori Bank’s credit analysis and approval center evaluates and approves corporate loan applications based on these credit risk ratings. The CREPIA system assigns each borrower and facility one of the following fourteen credit risk rating grades from AAA to D, which are classified as follows: AAA (extremely strong), AA (very strong), A+ (strong), A– (good), BBB+ (more adequate), BBB (adequate), BBB– (less adequate), BB+ (less susceptible), BB (susceptible), BB– (more susceptible), B+ (slightly weak), B– (weak), C (very weak) and D (default). In addition, each grade between AA to A– can be “1,” “2” or “3” (for example, AA1), meaning that there are 20 possible ratings. Certain loans are subject to review by the Loan Committee depending on the size of the loan and the determined credit risk rating. Examples of this include loan applications for secured loans in excess of (Won)60 billion regardless of the borrower’s or facility’s credit risk rating, and, at the other extreme for unsecured loans, loan applications in excess of (Won)4 billion for a borrower or facility with a credit risk rating of BB– to C. Applications from borrowers with loans on a subsidiary’s watch list (see “—Credit Review and Monitoring” below) are also automatically reviewed by its Loan Committee.

Our subsidiaries use the same systems to evaluate and approve applications from small- and medium-sized enterprises that they use to evaluate other corporate borrowers, but use different credit evaluation models. For example, Woori Bank implemented its current credit evaluation models for small- and medium-sized enterprise customers in September 2004. These models, which are incorporated into the CREPIA system, use the same quantitative and qualitative factors that Woori Bank uses to evaluate other corporate customers. However, the small- and medium-sized enterprise models apply a 50% weighting to the score derived from quantitative factors and a 50% weighting to the score derived from the more flexible qualitative factors in determining the credit risk rating. In September 2004, Woori Bank introduced a separate credit evaluation model to evaluate newly opening small- and medium-sized enterprises that relies solely on qualitative factors. Woori Bank has also adopted a separate credit evaluation system for SOHOs (such as pharmacies, clinics and restaurants) that uses simpler credit evaluation models and resembles our application scoring system for new retail customers. In December 2006, Woori Bank implemented a new credit evaluation model, which reflects Woori Bank’s new capital adequacy requirements and apply to consumer and corporate loans (including loans to small- and medium-sized enterprises).

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

We have set credit limits for our corporate customers. Some of these limits, particularly those imposed by Korean banking regulations, apply to all of our subsidiaries, and are aimed at preventing loan concentrations relating to any single customer. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Shareholder.” In certain cases, our subsidiaries have introduced even stricter exposure limits than required by regulation, including additional limitations on providing credit to certain borrowers. For example, Woori Bank has introduced and implemented internally developed large exposure limits that are stricter than the applicable Financial Supervisory Commission requirements.

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

Consumer Loan Approval Process

The consumer loan department of each of our banking subsidiaries evaluates and approves consumer loan applications using dedicated consumer credit evaluation systems. Although these systems have historically differed slightly among our banking subsidiaries, in April 2007 we completed implementing various upgrades to the systems used by Kyongnam Bank and Kwangju Bank to standardize these systems based on Woori Bank’s current process as part of our group-wide, standardized risk management system. Each of the consumer credit evaluation systems currently in use uses a standardized credit scoring system to evaluate and approve consumer loan applications and determine the appropriate pricing for the loan. Each consumer credit evaluation system measures various quantitative factors to produce a credit score for each application. As similarly situated consumer loan customers generally have similar performance profiles when evaluated collectively, these systems enable us to better evaluate individual customers using group characteristics.

Woori Bank, for example, began using its consumer credit evaluation system to review consumer loan applications in September 2004. That system assigns a credit score to each application based on its evaluation of various factors. These factors include any loan and guarantee limits we have set for particular borrowers or groups of borrowers and our evaluation of their cash flows and credit profiles. The system gives each customer’s loan application a score from one to ten. Applications with scores of one to six can be automatically approved at the branch or regional level. From March 2006, Woori Bank also added another scoring system based on the external ratings provided by the Korea Credit Bureau. Applications are classified as “automatically approved,” “automatically rejected” and “subject to further evaluation” based on a combination of the scores of these two systems. For example, applications scoring between one to six under Woori Bank’s internal system that also score between one to eight in the external ratings provided by the Korea Credit Bureau are automatically accepted, while applications scoring ten under Woori Bank’s internal system and nine or above in the external ratings provided by the Korea Credit Bureau are automatically rejected. Woori Bank uses this system to evaluate all new consumer loan applications, except for loans fully secured by deposits with Woori Bank.

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

Our Group Risk Management Committee establishes our risk capital allocation and risk limits for our trading activities. The Group Risk Management Committee has delegated the responsibility for coordinating market risk management for trading activities to the Group Risk Management Council. The risk management units of each of our subsidiaries coordinates with the Group Risk Management Council. These units review on a daily basis reports that include trading profits and losses, position reports, stress test results and “value at risk” results for our trading activities. Any violations of such risk limits are reported to the Group Risk Management Team.

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

The Group Risk Management Committee monitors market risk both for the group and for each subsidiary individually. See “—Standardization Strategy.” The Group Risk Management Committee has established a maximum “market risk appetite” for each subsidiary, which is defined as the risk capital of a particular subsidiary divided by its available capital. “Risk capital” is a benchmark figure that determines the VaR limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or PVBP) limits (for non-trading available-for-sale assets) for each subsidiary. Available capital generally consists of stockholder’s equity and subordinated bonds. Using this benchmark, we have established market risk limits with respect to our subsidiaries as shown in the following table:

	Trading Portfolio						Non-Trading Portfolio
			Accumulated Loss Limit
	VaR Limit		Quarter		Annual		PVBP Limit
	(in billions of Won)
Woori Bank	(Won)	42.0	(Won)	135.5	(Won)	271.0	(Won)	2.35
Kyongnam Bank		3.2		19.4		9.7		0.19
Kwangju Bank		1.5		9.4		4.7		0.23

Each of our subsidiaries generally manages its market risk at the portfolio level, rather than on a credit-by-credit basis. To control its exposure, each of our subsidiaries takes into consideration the VaR limits, accumulated loss limits and PVBP limits set by the Group Risk Management Committee in determining its internal allocation of risk among its various portfolios. Each subsidiary also sets its own stop loss limits with respect to particular types of transactions. Each subsidiary uses an integrated market risk management system called Panorama to manage market risks for its debt and equity trading operations. This system enables each subsidiary to generate consistent VaR numbers for all of its trading activities.

Value at Risk analysis. We use daily VaR to measure market risk. Our daily VaR is a statistically estimated maximum amount of loss that can occur for a day. We use a 99% confidence level to measure our daily VaR, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days. We use the “variance-covariance method” which takes into account the diversification effects among different risk factors as well as within the same risk factor. This method is based on two assumptions: first, that the distribution of risk factors is normal; and, second, that profit and loss is a quadratic function of the returns.

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

The following table shows our daily VaR for each of Woori Bank, Kyongnam Bank and Kwangju Bank as of December 31, 2004, 2005 and 2006, at a 99% confidence level for a one-day holding period, for interest rate risk, foreign exchange risk and equity risk relating to our trading activities.

	Interest Rate Risk		Equity Risk		Foreign Exchange Risk		Less: Diversification		VaR for Overall Trading Activities
	(in millions of Won)
As of December 31, 2004
Woori Bank	(Won)	7,598	(Won)	7,335	(Won)	406	(Won)	4,579	(Won)	10,761
Kyongnam Bank		289		0		15		0		304
Kwangju Bank		274		0		18		0		292
As of December 31, 2005
Woori Bank		2,139		4,088		587		2,221		4,593
Kyongnam Bank		359		1,103		35		175		1,322
Kwangju Bank		270		105		6		6		375
As of December 31, 2006
Woori Bank		3,613		7,107		1,637		4,609		7,748
Kyongnam Bank		96		394		46		122		414
Kwangju Bank		171		240		6		117		300

Stress test. In addition to VaR, we perform stress testing to measure market risk. As VaR assumes normal market situations, we assess our market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that we take no action during a stress event to change the risk profile of a portfolio. The following table shows, for each identified subsidiary, the loss that would have occurred in its trading portfolio as of December 31, 2006 for assumed short-term extreme changes of a +/-30% change in the equity market and a +/-100 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(30)%		(20)%		(10)%		10%		20%		30%
Woori Bank	(Won)	(80.8)	(Won)	(53.7)	(Won)	(27.3)	(Won)	31.8	(Won)	76.4	(Won)	134.4
Kyongnam Bank		(4.2)		(2.8)		(1.4)		1.4		2.8		4.2
Kwangju Bank		(2.7)		(1.8)		(0.9)		0.9		1.8		2.7

	(in billions of Won, except basis points)
Interest Rate Chart Basis point fluctuation amount	(100) basis points		(50) basis points		(25) basis points		25 basis points		50 basis points		100 basis points
Woori Bank	(Won)	54.3	(Won)	28.9	(Won)	14.9	(Won)	(11.9)	(Won)	(25.2)	(Won)	(48.9)
Kyongnam Bank		1.8		0.9		0.4		(0.4)		(0.9)		(1.8)
Kwangju Bank		2.6		1.3		0.7		(0.7)		(1.3)		(2.6)

Stop loss limits. Our Subsidiary Risk Management Committees also approves total accumulated loss and stop loss limits with input from the relevant trading departments. For example, Woori Bank has the stop loss limits for various trading activities, including:

•	for equity securities in Won, within 25% of the book value of each purchase;

•

for fixed income securities, within a specified range of increase in market interest rates (from 30 basis points to 250 basis points, depending on the remaining time until maturity of the relevant fixed income securities);

•	for trading securities in foreign currencies, within 5% of the book value of such securities at the time of purchase;

•	for available-for-sale securities in foreign currencies, within 15% of the book value of such securities at the end of the previous financial year; and

•	for interest rate derivatives, within 1% of the transaction value.

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

Equity Risk

Equity price risk and equity volatility risk result from our subsidiaries’ equity portfolios, which consist mainly of futures contracts and options and Won-denominated equity securities, as a result of the strict limits we have imposed with respect to VaR, accumulated loss and stop loss limits imposed by our Subsidiary Risk Management Committees within the overall limits imposed by the Group Risk Management Committee and stress test limits. Equity risk arises in the context of trading activities for our own accounts to realize short-term trading profits with respect to equity and trading activities involving certain derivatives transactions.

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

Each of our subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Counterparties are restricted to domestic and foreign financial institutions and banks with respect to which our subsidiaries have established a foreign exchange dealing limit. Our subsidiaries deal primarily in the Won/U.S. dollar market and their dealings are subject to what we believe are conservative daily maximum and closing limits and stop loss limits. By way of illustration, the following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2006:

	Won/U.S. Dollar Dealing		Dealings in other currencies
	Headquarters		Headquarters		Overseas Branches
	Total	Individual	Total	Individual	Total	Individual
	(in millions of US$)
Open position
Daily maximum limit	US$1,000	US$200	US$200	US$50	US$60	US$15
Daily closing limit	200	50	100	20	30	6
Stop loss:
Daily	2.00	0.50	0.80	0.15	0.24	0.05
Monthly	3.00	0.80	2.00	0.50	0.60	0.15

The following table shows the non-consolidated net open positions of Woori Bank, Kyongnam Bank and Kwangju Bank at the end of 2004, 2005 and 2006. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2004						2005						2006
Currency	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Bank		Kyongnam Bank		Kwangju Bank
	(in millions of US$)
U.S. dollar	US$	20.8	US$	(6.8)	US$	0.6	US$	37.1	US$	0.6	US$	0.1	US$	145.3	US$	(2.7)	US$	(0.9)
Japanese yen		(3.8)		2.0		0.0		(0.3)		0.4		(0.1)		9.4		1.1		0.0
Euro		1.9		11.2		(0.1)		12.8		(0.7)		0.1		(9.4)		2.8		(0.1)
Others		5.9		1.2		0.9		(16.1)		(1.5)		(0.5)		12.7		2.8		1.1

Total	US$	24.9	US$	7.6	US$	1.4	US$	65.7	US$	1.8	US$	0.7	US$	158.1	US$	4.0	US$	0.1

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

Most of the derivatives products that our subsidiaries trade are on behalf of their customers or to hedge their own positions. Our derivatives activities include interest rate and cross-currency swaps, foreign exchange forwards, stock index and interest rate futures, forward rate agreements and currency and over-the-counter equity options. The following table shows our gross notional amounts with respect to derivatives relating to foreign exchange, interest rate and equity as of December 31, 2004, 2005 and 2006.

	As of December 31,
	2004		2005		2006
	(in billions of Won)
Foreign exchange	(Won)	29,286	(Won)	35,788	(Won)	53,943
Interest rate		14,853		24,714		41,780
Equity		6,212		8,435		5,318
Others		0		63		1,456

Total	(Won)	50,352	(Won)	69,000	(Won)	102,497

*	including hedge accounting

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

Each of our commercial banking subsidiaries uses a standardized asset and liability management system for its Won- and foreign currency-denominated assets and liabilities. In addition, Woori Bank’s system also allows it to manage the assets and liabilities in its trust accounts. This system uses roll-over modeling to mitigate the difficulty of predicting maturity with respect to customers’ purchases and cash advances and to calculate actual cash flow of its customers based on pre-payment, extension of payments, delinquencies, bankruptcies and recoveries.

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

We measure interest rate risk for Won and foreign currency assets and liabilities in our bank accounts (including derivatives) and, in the case of Woori Bank, assets and liabilities in our principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 39.6% of our total deposits in Won as of December 31, 2006). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2006, 89.0% of those deposits had current maturities of one year or less. As of December 31, 2006, approximately 77.6% of our Won-denominated loans bore floating rates of interest, and 56.5% of those loans had current maturities of one year or less.

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

The following tables show, for each of Woori Bank, Kyongnam Bank and Kwangju Bank on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2006:

Woori Bank

	As of December 31, 2006
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	(Won)	1,912	(Won)	395	(Won)	1,195	(Won)	1,299	(Won)	3,290	(Won)	8,092
Market interest rate		92,909		6,906		9,272		11,671		1,031		121,790
Interest rate pegged to customer deposit		455		222		332		86		62		1,157

Total	(Won)	95,277	(Won)	7,523	(Won)	10,800	(Won)	13,056	(Won)	4,383	(Won)	131,039

Interest rate-sensitive liabilities
Free interest rate	(Won)	9,309	(Won)	2,653	(Won)	3,674	(Won)	5,454	(Won)	7,536	(Won)	28,626
Market interest rate		47,816		12,321		13,285		16,303		2,920		92,645

Total	(Won)	57,125	(Won)	14,975	(Won)	16,958	(Won)	21,757	(Won)	10,456	(Won)	121,271

Sensitivity gap		38,152		(7,452)		(6,159)		(8,701)		(6,072)		9,768
Cumulative gap		38,152		30,700		24,542		15,840		9,768
% of total assets (1)		27.64%		(5.40)%		(4.46)%		(6.30)%		(4.40)%
Total assets in Won											(Won)	138,526

	As of December 31, 2006
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	1	US$	0	US$	0	US$	3	US$	0	US$	4
Market interest rate		11,313		2,121		546		333		1,105		15,418
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	11,313	US$	2,121	US$	546	US$	336	US$	1,105	US$	15,422

Interest rate-sensitive liabilities
Free interest rate	US$	11,313	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		7,800		3,044		963		1,775		1,854		15,436

Total	US$	7,800	US$	3,044	US$	963	US$	1,775	US$	1,854	US$	15,436

Sensitivity gap		3,514		(923)		(417)		(1,439)		(749)		(14)
Cumulative gap		3,514		2,591		2,174		735		(14)
% of total assets (1)		17.49%		(4.60)%		(2.07)%		(7.16)%		(3.73)%
Total assets in US$											US$	20,094

Kyongnam Bank

	As of December 31, 2006
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	(Won)	441	(Won)	282	(Won)	694	(Won)	700	(Won)	962	(Won)	3,079
Market interest rate		6,395		466		1,117		2,219		433		10,631
Interest rate pegged to customer deposit		20		11		14		5		1		50

Total	(Won)	6,856	(Won)	759	(Won)	1,825	(Won)	2,924	(Won)	1,396	(Won)	13,760

Interest rate-sensitive liabilities
Free interest rate	(Won)	2,520	(Won)	898	(Won)	1,702	(Won)	557	(Won)	2,106	(Won)	7,783
Market interest rate		2,059		786		819		608		709		4,981

Total	(Won)	4,578	(Won)	1,684	(Won)	2,520	(Won)	1,165	(Won)	2,815	(Won)	12,763

Sensitivity gap		2,277		(925)		(695)		1,759		(1,419)		997
Cumulative gap		2,277		1,353		657		2,416		997
% of total assets (1)		14.51%		(5.89)%		(4.43)%		(11.20)%		(9.04)%
Total assets in Won											(Won)	15,696

	As of December 31, 2006
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of US$)
Foreign currency-accounts:
Interest rate-sensitive assets
Free interest rate	US$	651	US$	15	US$	8	US$	0	US$	0	US$	674
Market interest rate		21		2		0		0		0		22
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	672	US$	17	US$	8	US$	0	US$	0	US$	696

Interest rate-sensitive liabilities
Free interest rate	US$	538	US$	53	US$	50	US$	0	US$	0	US$	641
Market interest rate		366		0		0		0		0		366

Total	US$	904	US$	53	US$	50	US$	0	US$	0	US$	1,007

Sensitivity gap		(232)		(36)		(43)		0		0		(311)
Cumulative gap		(232)		(268)		(311)		(311)		(311)
% of total assets (1)		(25.42)%		(3.99)%		(4.70)%		0.01%		0.00%
Total assets in US$											US$	912

Kwangju Bank

	As of December 31, 2006
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	(Won)	462	(Won)	205	(Won)	392	(Won)	457	(Won)	361	(Won)	1,877
Market interest rate		6,301		870		1,365		958		209		9,703
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	(Won)	6,763	(Won)	1,075	(Won)	1,757	(Won)	1,415	(Won)	570	(Won)	11,580

Interest rate-sensitive liabilities
Free interest rate	(Won)	3,591	(Won)	1,189	(Won)	1,891	(Won)	788	(Won)	2,305	(Won)	9,765
Market interest rate		821		386		454		2		528		2,190

Total	(Won)	4,412	(Won)	1,575	(Won)	2,345	(Won)	790	(Won)	2,833	(Won)	11,955

Sensitivity gap		2,351		(500)		(588)		625		(2,263)		(375)
Cumulative gap		2,351		1,851		1,263		1,888		(375)
% of total assets (1)		17.68%		(3.76)%		(4.42)%		4.70%		(17.02)%
Total assets in Won											(Won)	13,299

	As of December 31, 2006
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-accounts:
Interest rate-sensitive assets
Free interest rate	US$	642	US$	12	US$	3	US$	0	US$	0	US$	657
Market interest rate		0		0		0		0		0		0
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	642	US$	12	US$	3	US$	0	US$	0	US$	657

Interest sensitive liabilities
Free interest rate	US$	466	US$	71	US$	132	US$	0	US$	0	US$	699
Market interest rate		0		0		0		0		0		0

Total	US$	466	US$	71	US$	132	US$	0	US$	0	US$	699

Sensitivity gap		176		(59)		(128)		0		0		(11)
Cumulative gap		176		117		(11)		(11)		(11)
% of total assets (1)		25.96%		(8.63)%		(18.98)%		1.65%		(1.65)%
Total assets in US$											US$	677

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, for Woori Bank, Kyongnam Bank and Kwangju Bank on a combined basis, with respect to Won-denominated assets and liabilities, duration gaps and net asset value changes when interest rate increases by one percentage point as of the specified dates:

Date	Interest- earning asset duration	Interest-bearing liability duration	Total asset duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
December 31, 2003	0.62	0.88	(0.18)	(Won)	195
June 30, 2004	0.63	0.76	(0.08)		81
December 31, 2004	0.64	0.78	(0.06)		74
June 30, 2005	0.61	0.77	(0.14)		102
December 31, 2005	0.56	0.73	(0.14)		140
June 30, 2006	0.62	0.83	(0.20)		259
December 31, 2006	0.60	0.84	(0.21)		298

We set interest rate risk limits using the historical interest rate volatility and the mean reversion speed of three-month certificates of deposit in Korea. The following table shows our interest rate VaR with respect to our Won-denominated assets and liabilities for each of the quarters since the fourth quarter of 2005:

	Fourth Quarter 2005		First Quarter 2006		Second Quarter 2006		Third Quarter 2006		Fourth Quarter 2006		First Quarter 2007
	(in billions of Won, except percentages)
Woori Finance Holdings	(Won)	54.4	(Won)	74.5	(Won)	99.9	(Won)	139.4	(Won)	89.2	(Won)	153.0
Woori Bank		48.7		58.7		111.3		135.5		117.2		154.5
Kyongnam Bank		9.3		29.7		24.3		25.7		23.3		18.8
Kwangju Bank		8.7		15.4		14.0		12.6		10.2		11.9
Volatility		0.450%		0.449%		0.418%		0.337%		0.348%		0.348%
Mean reversion		1.083		0.914		1.007		0.680		0.706		0.706

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

In managing liquidity risk, each of our subsidiaries currently determines gap limits, implements those limits and monitors maturity gaps using its asset and liability management system. We have established group-wide gap limits for liquidity management purposes since the second half of 2003. Each subsidiary has set a total limit in order to manage liquidity risk. For example, Woori Bank’s three-month accumulated gap limits for banking and trust accounts are between (10)% and 10%. In the foreign currency account, the limit for a one-week gap has been set as 0% or higher and as (10)% or higher for a one-month gap.

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

The Financial Supervisory Commission requires each Korean bank to maintain a Won liquidity ratio of not less than 100% (deemed an “advisory ratio”) and to make quarterly reports to the Financial Supervisory Commission. The Financial Supervisory Commission defines the Won liquidity ratio as Won-denominated liquid assets (including marketable securities) due within three months divided by Won-denominated liabilities due within three months. From July to September 2006, the Financial Supervisory Commission required that a Won liquidity ratio of not less than 105% (deemed a “violation warning ratio”) be applied for Won liquidity.

The following table shows the liquidity status and limits for Won accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2006 in accordance with Financial Supervisory Commission regulations:

	3 months or less
	Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank
	(in billions of Won)
Assets (A)	(Won)	69,546	(Won)	57,636	(Won)	6,479	(Won)	5,431
Liabilities (B)		60,741		50,809		5,378		4,554
Liquidity gap		8,805		6,827		1,101		877
Liquidity ratio (A/B)		114.50%		113.44%		120.47%		119.26%
Limit		100.00%		100.00%		100.00%		100.00%

The following table shows the liquidity status on a cumulative basis and limits for foreign currency accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2006 in accordance with Financial Supervisory Commission regulations:

	7 days or less								7 days-1 month								1-3 months
	Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Finance Holdings			Woori Bank			Kyongnam Bank			Kwangju Bank
	(in millions of US$)
Foreign currency accounts:
Foreign currency assets	US$	8,521	US$	8,026	US$	449	US$	46	US$	6,879	US$	6,699	US$	127	US$	52	US$	6,856		US$	6,397		US$	299		US$	160
Foreign currency liabilities		5,819		5,348		443		29		7,663		7,467		165		30		7,852			7,380			359			114
Maturity gap		2,702		2,678		6		17		(784)		(769)		(38)		23		(996)			(983)			(59)			46
Cumulative gap(A)		2,702		2,678		6		17		1,918		1,910		(32)		40		922			927			(91)			86
Total assets(B)		46,225		43,898		1,622		705		46,225		43,898		1,622		705		46,225			43,898			1,622			705
Liquidity gap ratio (A/B)		5.8%		6.1%		0.4%		2.4%		4.1%		4.4%		(1.9)%		5.6%		104.3	% (1)		104.6	% (1)		90.6	% (1)		149.9	% (1)
Limits		0%		0%		0%		0%		(10)%		(10)%		(10)%		(10)%		85%			85%			85%			85%

(1)	Liquidity ratios.

Our Subsidiary Risk Management Committees receive reports from our subsidiaries regarding their respective liquidity ratios and liquidity gap ratios on a monthly basis. Based on those reports, each subsidiary’s risk management department reports these results to the Group Risk Management Committee on a quarterly basis.

Operational and Business Risk Management

Operational risk is difficult to quantify and subject to different definitions. We define our operational risk as the risk related to the overall management of the group other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error or non-adherence to systems and procedures, or from fraud or inadequate internal controls and procedures, resulting in financial loss. Woori Bank successfully established its operational risk management system in 2005. In 2006, we completed implementation of various aspects of the operational risk management system (not including the business risk management system) at Kyongnam Bank, Kwangju Bank and Woori Finance Information System, and expect to implement such aspects of the operational risk management system at Woori Investment & Securities by the end of 2007.

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. Several bodies are responsible for managing our operational risk, including our Audit Council (which reports to our group-level Audit Committee), our group-level legal and compliance department and the Subsidiary Risk Management Committees and their respective risk management units. In particular, our group-level Audit Committee monitors our subsidiaries’ compliance with our internal policies and guidelines relating to the issuance of credit and ongoing review of a borrower’s ability to meet its obligations. We have established group-wide internal guidelines with respect to our subsidiaries’ audit reporting requirements. Our subsidiaries review their operations and their level of compliance with our risk management policies and guidelines on an annual basis. As part of this process, they report any problems discovered and any remedial actions taken to our group-level Audit Committee. Based on the results of these reports, or on an ad hoc basis in response to any problem or potential problem that it identifies, the Audit Committee may direct a subsidiary to conduct an audit of its operations or, if it chooses to do so, conduct its own audit of those operations. The Audit Committee and the Audit Council interact on a regular basis with our legal and compliance department and our risk management department.

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

The majority of our information technology systems are operated by our subsidiary, Woori Finance Information System. We currently have a “mirror site” in operation with respect to Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities, which backs up transaction information on a real-time basis. We also have a “back-up site” in operation with respect to these subsidiaries, which backs up transaction information on a daily basis. In February 2007, Woori Bank began implementing a business continuity plan to prepare for emergency situations and disasters. See “Item 3D. Risk Factors—Other risks relating to our business—We may experience disruptions, delays and other difficulties from our information technology systems.”

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2006 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with U.S. GAAP. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Our management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2006, our internal control over financial reporting is effective.

Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report included herein which expressed unqualified opinions on management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, principal financial officer and persons performing similar functions as well as to our non-executive directors and other officers and employees. Our code of ethics is available on our website at http://www.woorifg.com. If we amend the provisions of our code of ethics that apply to our chief executive officer and principal financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent registered public accountants, Deloitte Anjin LLC, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”), which includes Deloitte Consulting, during the fiscal years ended December 31, 2005 and 2006:

	Year ended December 31,
	2005		2006
	(in millions of Won)
Audit fees	(Won)	3,949	(Won)	5,504
Audit-related fees		109		111
Tax fees		163		133
All other fees		53		39

Total fees	(Won)	4,274	(Won)	5,787

Audit fees in the above table are the aggregate fees billed or expected to be billed by Deloitte in connection with the audit of our annual financial statements, the review of our interim financial statements, and the review of filings with the U.S. Securities and Exchange Commission.

Audit-related fees in the above table are the aggregate fees billed or expected to be billed by Deloitte for agreed upon procedures related to various transactions involving us and our subsidiaries and the issuance of comfort letters in connection with the issuance of debt securities.

Tax fees in the above table are fees billed or expected to be billed by Deloitte for assistance in the preparation of certain tax returns and other tax advice.

Other fees in the above table are fees billed or expected to be billed by Deloitte primarily related to consulting services provided by Deloitte Consulting to Woori Finance Information System in connection with “six sigma” business process consulting.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves the engagement of our independent auditors for audit services with respect to our U.S. GAAP financial statements. Our audit committee has implemented a policy regarding pre-approval of certain other services provided by our independent auditors that the audit committee has deemed as not affecting their independence. Under this policy, pre-approvals for the following services have been granted by our audit committee: (i) services related to the audit of our financial statements prepared in accordance with Korean GAAP and our internal controls under Korean laws and regulations; (ii) general tax advisory services; and (iii) service contracts required to be entered into with us under applicable laws and regulations or pursuant to requests from relevant governmental agencies.

Any other audit or permitted non-audit service must be pre-approved by the audit committee on a case-by-case basis. In the event that immediate approval is necessitated by the circumstances, the chairman of our audit committee or a member of the audit committee designated by such chairman may pre-approve the relevant service, subject to a subsequent report of such pre-approval being made to the audit committee.

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

Number		Description

1.1	*	Articles of Incorporation of Woori Finance Holdings (translation in English).

2.1	*	Form of Stock Certificate of Woori Finance Holdings’ common stock, par value (Won)5,000 per share (translation in English).

2.2	**	Form of Deposit Agreement among Woori Finance Holdings, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt.

4.1	*	Memorandum of understanding between the KDIC and Woori Finance Holdings dated July 2, 2001, as amended.

4.2	*	Memorandum of understanding between the KDIC and Hanvit Bank (since renamed Woori Bank) dated December 30, 2000, as amended.

4.3	*	Memorandum of understanding between the KDIC and Kyongnam Bank dated December 30, 2000, as amended.

4.4	*	Memorandum of understanding between the KDIC and Kwangju Bank dated December 30, 2000, as amended.

4.5	*	Memorandum of understanding between Woori Finance Holdings and Hanvit Bank (since renamed Woori Bank) dated July 12, 2001, as amended.

4.6	*	Memorandum of understanding between Woori Finance Holdings and Kyongnam Bank dated July 31, 2001, as amended.

4.7	*	Memorandum of understanding between Woori Finance Holdings and Kwangju Bank dated July 31, 2001, as amended.

8.1	****	List of subsidiaries of Woori Finance Holdings.

11.1	***	Code of Ethics.

12.1		Section 302 certifications.

13.1		Section 906 certifications.

*	Incorporated by reference to the exhibits to the Registration Statement on Form 20-F (File No. 001-31811), filed on September 25, 2003
**	Incorporated by reference to exhibit (a) to the Registration Statement on Form F-6 (File No. 333-109106), filed on September 25, 2003.
***	Incorporated by reference to exhibits to the Annual Report on Form 20-F (File No. 001-31811), filed on June 30, 2004.
****	Incorporated by reference to Note 39 of the notes to the consolidated financial statements of the registrant included in this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WOORI FINANCE HOLDINGS CO., LTD. (Registrant)

/s/ Byong-Won Bahk
(Signature)

Byong-Won Bahk
Chairman and Chief Executive Officer
(Name/Title)

Date: June 27, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Woori Finance Holdings Co., Ltd.:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Woori Finance Holdings Co., Ltd. and subsidiaries (collectively referred to as the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated June 15, 2007 expressed an unqualified opinion on those consolidated financial statements, which included an explanatory paragraph for the translation of financial statement amounts into United States dollars for the convenience of readers in the United States of America.

/s/ DELOITTE ANJIN LLC

Seoul, Korea

June 15, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Woori Finance Holdings Co., Ltd. and subsidiaries (collectively referred to as the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 (all expressed in Korean Won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Woori Finance Holdings Co., Ltd. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 15, 2007, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Our audits also comprehended the translation of Korean Won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. The translation of the financial statement amounts into United States dollars has been made solely for the convenience of readers in the United States of America.

/s/ DELOITTE ANJIN LLC

Seoul, Korea

June 15, 2007

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2006

	Korean Won		U.S. Dollars
	2005	2006	2006
	(in millions, except share data)		(in thousands) (Note 1)
ASSETS
Cash and cash equivalents	8,280,368	7,935,097	8,532,362
Restricted cash	375,667	243,427	261,749
Interest bearing deposits in other banks	1,552,606	1,581,698	1,700,751
Call loans and securities purchased under resale agreements	1,425,644	940,422	1,011,206
Trading assets:
Korea Deposit Insurance Corporation	184,262	75,084	80,736
Unrelated parties	4,704,940	7,500,848	8,065,429
Available-for-sale securities:
Korea Deposit Insurance Corporation	1,836,435	1,587,799	1,707,311
Unrelated parties	16,451,536	26,586,101	28,587,205
Held-to-maturity securities (fair value of 9,613,695 million Won in 2005 and 8,594,607 million Won in 2006):
Korea Deposit Insurance Corporation	1,023,450	929,363	999,315
Unrelated parties	8,614,354	7,684,316	8,262,705
Other investment assets	1,397,268	1,567,724	1,685,725
Loans (net of allowance for loan and lease losses of 1,524,536 million Won in 2005 and 1,854,782 million Won in 2006):
Korea Deposit Insurance Corporation	25,600	25,600	27,527
Directors	65	39	42
Employees	191,688	179,806	193,340
Unrelated parties	102,413,130	131,722,644	141,637,251
Due from customers on acceptances	355,471	266,765	286,844
Premises and equipment, net	2,059,776	2,148,803	2,310,541
Accrued interest and dividends receivable	702,681	865,329	930,461
Assets held for sale	48,839	81,316	87,437
Goodwill	47,989	38,336	41,221
Other intangible assets, net	187,253	255,589	274,827
Other assets:
Korea Deposit Insurance Corporation	256,973	—	—
Trust	5,993	9,937	10,685
Unrelated parties	2,772,713	2,855,137	3,070,039

Total assets	154,914,701	195,081,180	209,764,709

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2005 AND 2006

	Korean Won		U.S. Dollars
	2005	2006	2006
	(in millions, except share data)		(in thousands) (Note 1)
LIABILITIES
Deposits:
Interest bearing	99,608,926	121,687,884	130,847,186
Non-interest bearing	4,537,989	4,851,466	5,216,630
Call money	325,701	2,270,361	2,441,248
Trading liabilities	1,339,223	1,700,934	1,828,962
Acceptances outstanding	355,471	266,765	286,844
Other borrowed funds:
Trust	764,478	1,591,324	1,711,101
Unrelated parties	9,144,898	10,433,571	11,218,894
Secured borrowings	2,556,605	2,628,857	2,826,728
Long-term debt	21,849,694	32,297,811	34,728,829
Accrued interest payable	1,720,562	2,339,753	2,515,863
Other liabilities	4,378,608	4,530,799	4,871,827

Total liabilities	146,582,155	184,599,525	198,494,112

Commitments and contingencies (Notes 3, 4, 20, 34 and 36)

Minority interest	11,479	55,380	59,548

STOCKHOLDERS’ EQUITY
Common stock 5,000 Won par value, authorized 2,400 million shares, 806,015,340 shares issued and 806,012,790 shares outstanding in 2005 and 806,015,340 shares issued and 806,012,785 shares outstanding in 2006	4,030,077	4,030,077	4,333,416
Additional paid-in capital	5,000,548	5,000,548	5,376,934
Retained earnings (accumulated deficit)	(1,048,459)	579,807	623,450
Accumulated other comprehensive income, net of tax	338,919	815,861	877,268
Less: treasury stock, at cost, 2,550 shares in 2005 and 2,555 shares in 2006	(18)	(18)	(19)

Total stockholders’ equity	8,321,067	10,426,275	11,211,049

Total liabilities, minority interest and stockholders’ equity	154,914,701	195,081,180	209,764,709

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Korean Won			U.S. Dollars
	2004	2005	2006	2006
	(in millions, except per share data)			(in thousands, except per share data) (Note 1)
Interest and dividend income
Loans:
Korea Deposit Insurance Corporation	1,164	1,160	1,263	1,358
Directors	2	5	3	3
Employees	6,082	6,998	8,761	9,421
Trust	1	—	—	—
Unrelated parties	5,667,906	5,718,599	7,549,903	8,118,176
Deposits in other banks	36,616	45,482	49,381	53,098
Trading assets:
Korea Deposit Insurance Corporation	14,581	11,154	6,279	6,751
Unrelated parties	147,932	147,160	209,516	225,286
Investment securities:
Korea Deposit Insurance Corporation	553,644	139,927	133,586	143,641
Unrelated parties	765,408	1,074,359	1,339,786	1,440,630
Call loans and securities purchased under resale agreements	41,530	63,992	66,690	71,709

Total interest and dividend income	7,234,866	7,208,836	9,365,168	10,070,073

Interest expense
Deposits	2,579,121	2,501,183	3,503,939	3,767,676
Call money	29,781	28,739	70,737	76,062
Other borrowed funds:
Trust	39,418	35,597	44,672	48,034
Unrelated parties	203,861	258,246	408,440	439,183
Secured borrowings	125,479	114,344	114,791	123,431
Long-term debt	831,107	789,084	1,322,821	1,422,388

Total interest expense	3,808,767	3,727,193	5,465,400	5,876,774

Net interest income	3,426,099	3,481,643	3,899,768	4,193,299

Provisions
Provision for loan and lease losses	651,654	308,499	509,142	547,465
Provision (reversal of provision) for credit-related commitments	42,768	(38,917)	107,065	115,123
Other provision (reversal of provision)	(6,456)	16,489	35,627	38,308

Total provisions	687,966	286,071	651,834	700,896

Net interest income after provisions for loan and lease losses, credit-related commitments and other	2,738,133	3,195,572	3,247,934	3,492,403

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Korean Won			U.S. Dollars
	2004	2005	2006	2006
	(in millions, except per share data)			(in thousands, except per share data) (Note 1)
Non-interest income
Trust fees, net	39,508	13,182	23,616	25,394
Fees and commission income	1,078,514	1,202,731	1,397,160	1,502,323
Trading revenue, net:
Korea Deposit Insurance Corporation	884	2,283	(662)	(712)
Unrelated parties	434,923	254,016	331,793	356,767
Investment securities gain, net:
Korea Deposit Insurance Corporation	318	669	18	19
Unrelated parties	127,623	243,506	462,474	497,283
Other non-interest income	271,187	199,544	209,447	225,213

Total non-interest income	1,952,957	1,915,931	2,423,846	2,606,287

Non-interest expenses
Salaries and employee benefits	978,385	1,008,619	1,096,169	1,178,676
Depreciation and amortization	268,235	237,599	249,849	268,654
Other administrative expenses	778,034	826,750	860,181	924,926
Fees and commissions	242,551	213,839	216,461	232,754
Other non-interest expenses	542,139	646,479	675,312	726,143

Total non-interest expenses	2,809,344	2,933,286	3,097,972	3,331,153

Income before income tax expense and minority interest	1,881,746	2,178,217	2,573,808	2,767,537
Income tax expense (benefit)	(392,155)	365,656	620,396	667,092
Minority interest	1,274	6,666	2,740	2,947

Income before extraordinary item	2,272,627	1,805,895	1,950,672	2,097,498

Extraordinary item, remaining excess of fair value over cost of acquired net assets	62,728	—	—	—

Net income	2,335,355	1,805,895	1,950,672	2,097,498

Other comprehensive income, net of tax
Foreign currency translation adjustments, net of tax	(17,082)	(3,726)	(7,076)	(7,609)
Net unrealized gains on investments, net of tax	124,263	110,065	484,018	520,448

Total other comprehensive income, net of tax	107,181	106,339	476,942	512,839

Comprehensive income	2,442,536	1,912,234	2,427,614	2,610,337

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Korean Won			U.S. Dollars
	2004	2005	2006	2006
	(in millions, except per share data)			(in thousands, except per share data) (Note 1)
Earnings per common share
Basic:
Income before extraordinary item	2,920	2,245	2,420	2.60
Extraordinary item	81	—	—	—

Net income	3,001	2,245	2,420	2.60

Diluted:
Income before extraordinary item	2,848	2,241	2,420	2.60
Extraordinary item	78	—	—	—

Net income	2,926	2,241	2,420	2.60

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Common stock		Additional paid-in capital	Retained Earnings (accumulated deficit)	Accumulated other comprehensive income, net of tax	Treasury Stock	Total stockholders’ equity
	Shares	Amount
	Korean Won (in millions, except share data)
Balance at January 1, 2004	775,504,910	3,877,525	4,645,721	(4,992,691)	125,399	—	3,655,954
Issuance of common stock	8,571,262	42,856	13,064	—	—	—	55,920
Exercise of conversion rights during 2004	12,379,386	61,897	6,886	—	—	—	68,783
Capital transactions of affiliates	—	—	2,372	—	—	—	2,372
Reduction of deficit equity (Notes 24 and 31)	—	—	299,987	—	—	—	299,987
Stock compensation costs	—	—	1,100	—	—	—	1,100
Acquisition of treasury stock	(7,298,279)	—	—	—	—	(61,220)	(61,220)
Reissuance of treasury stock	6,835,732	—	18,718	—	—	57,343	76,061
Other comprehensive income, net of tax	—	—	—	—	107,181	—	107,181
Net income	—	—	—	2,335,355	—	—	2,335,355
Dividends (1)	—	—	—	(77,550)	—	—	(77,550)

Balance at December 31, 2004	795,993,011	3,982,278	4,987,848	(2,734,886)	232,580	(3,877)	6,463,943

Exercise of conversion rights during 2005	9,559,782	47,799	14,337	—	—	—	62,136
Capital transactions of affiliates	—	—	(5,595)	—	—	—	(5,595)
Reduction of deficit equity (Notes 24 and 31)	—	—	6,580	—	—	—	6,580
Stock compensation costs	—	—	(2,622)	—	—	—	(2,622)
Reissuance of treasury stock	459,997	—	—	—	—	3,859	3,859
Other comprehensive income, net of tax	—	—	—	—	106,339	—	106,339
Net income	—	—	—	1,805,895	—	—	1,805,895
Dividends (1)	—	—	—	(119,468)	—	—	(119,468)

Balance at December 31, 2005	806,012,790	4,030,077	5,000,548	(1,048,459)	338,919	(18)	8,321,067

Other comprehensive income, net of tax	—	—	—	—	476,942	—	476,942
Net income	—	—	—	1,950,672	—	—	1,950,672
Dividends (1)	—	—	—	(322,406)	—	—	(322,406)

Balance at December 31, 2006	806,012,785	4,030,077	5,000,548	579,807	815,861	(18)	10,426,275

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Common stock		Additional paid-in capital	Retained Earnings (accumulated deficit)	Accumulated other comprehensive income, net of tax	Treasury Stock	Total stockholders’ equity
	Shares	Amount
	U.S. Dollars (in thousands, except share data) (Note 1)
Balance at December 31, 2005	806,012,790	4,333,416	5,376,934	(1,127,375)	364,429	(19)	8,947,385
Other comprehensive income, net of tax	—	—	—	—	512,839	—	512,839
Net income	—	—	—	2,097,498	—	—	2,097,498
Dividends (1)	—	—	—	(346,673)	—	—	(346,673)

Balance at December 31, 2006	806,012,785	4,333,416	5,376,934	623,450	877,268	(19)	11,211,049

(1)	Dividends paid based on retained earnings in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”)

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Korean Won			U.S. Dollars
	2004	2005	2006	2006
	(in millions)			(in thousands) (Note 1)
Cash flows from operating activities:
Net income	2,335,355	1,805,895	1,950,672	2,097,498
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan and lease losses	651,654	308,499	509,142	547,465
Provision (reversal of provision) for credit-related commitments	42,768	(38,917)	107,065	115,123
Other provision (reversal of provision)	(6,456)	16,489	35,627	38,308
Depreciation and amortization	268,235	237,599	249,849	268,654
Net loss (gain) on derivatives	76,625	(149,516)	(84,893)	(91,283)
Loss (gain) on redemption of trading securities	118,118	128	(12,094)	(13,004)
Net gain on disposal of trading securities	(1,369,099)	(91,855)	(7,516)	(8,082)
Net loss (gain) on valuation of trading securities	1,610,163	(15,056)	(226,628)	(243,686)
Net gain on redemption of investment securities	(77,098)	(33,299)	(32,040)	(34,452)
Net gain on disposal of investment securities	(156,294)	(107,433)	(386,679)	(415,784)
Net gain on equity method investments	(24,585)	(158,721)	(116,297)	(125,050)
Impairment loss on investment securities	130,036	55,278	72,524	77,982
Net loss on sale of loans	11,598	44,823	25,103	26,993
Net (gain) loss on disposal of premises and equipment	(13,135)	1,925	(683)	(734)
Provision for accrued severance benefits	110,699	120,799	108,037	116,169
(Benefit) Provision for deferred income tax	(521,782)	37,678	67,384	72,456
Extraordinary gain	(62,728)	—	—	—
Net changes in:
Trading assets and liabilities	(2,645,641)	2,054,589	(1,993,888)	(2,143,966)
Accrued interest and dividends receivable	189,065	(147,581)	(162,648)	(174,890)
Other assets	(116,447)	(252,034)	(192,171)	(206,635)
Accrued interest payable	95,313	14,381	619,191	665,797
Other liabilities	(196,469)	1,433,197	(105,798)	(113,761)
Origination of loans held for sale	(230,064)	(435,575)	(176,208)	(189,471)
Proceeds from sale of loans held for sale	204,049	417,812	144,026	154,867

Net cash provided by operating activities	423,880	5,119,105	391,077	420,514

Cash flows from investing activities:
Net changes in restricted cash	(15,022)	12,202	132,240	142,194
Net changes in interest-bearing deposits in other banks	646,233	(815,726)	(29,092)	(31,282)
Net changes in call loans and securities purchased under resale agreements	(372,053)	73,397	485,222	521,744
Net changes in loans	(3,884,541)	(14,306,603)	(29,831,856)	(32,077,266)
Proceeds from sales of available-for-sale securities:
Korea Deposit Insurance Corporation	101,241	555,204	185,943	199,939
Unrelated parties	8,653,683	12,864,615	11,924,852	12,822,421
Purchases of available-for-sale securities:
Korea Deposit Insurance Corporation	(82,861)	(297,112)	—	—
Unrelated parties	(6,693,129)	(18,961,625)	(20,866,386)	(22,436,974)
Proceeds from maturities, prepayments and calls of held-to-maturity securities:
Korea Deposit Insurance Corporation	1,856,685	2,003,333	110,445	118,758
Unrelated parties	1,466,059	6,603,337	3,988,711	4,288,936
Purchases of held-to-maturity securities:
Korea Deposit Insurance Corporation	(337,234)	(264,572)	—	—
Unrelated parties	(1,723,726)	(9,556,899)	(3,075,031)	(3,306,485)
Net changes in other investments	(898,851)	50,808	(170,684)	(183,531)
Proceeds from sales of premises and equipment	184,645	16,343	19,178	20,622
Purchases of premises and equipment	(294,024)	(155,488)	(253,886)	(272,996)

Net cash used in investing activities	(1,392,895)	(22,178,786)	(37,380,344)	(40,193,920)

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Korean Won			U.S. Dollars
	2004	2005	2006	2006
	(in millions)			(in thousands) (Note 1)
Cash flows from financing activities:
Net changes in interest-bearing deposits	857,673	13,434,113	22,078,958	23,740,815
Net changes in non-interest-bearing deposits	192,775	824,237	313,477	337,071
Net changes in call money	277,312	(363,689)	1,944,660	2,091,032
Net changes in other borrowed funds	(230,451)	800,894	2,115,519	2,274,752
Proceeds from secured borrowings	692,496	1,934,681	2,100,335	2,258,427
Payments on secured borrowings	(2,661,473)	(1,730,387)	(2,028,084)	(2,180,736)
Proceeds from long-term debt	4,325,113	6,496,326	10,575,187	11,371,169
Payments on long-term debt	(3,506,307)	(255,904)	(133,650)	(143,710)
Proceeds from reissuance of treasury stock	76,061	3,859	—	—
Acquisition of treasury stock	(61,220)	—	—	—
Cash dividends paid	(77,551)	(119,468)	(322,406)	(346,673)

Net cash provided by (used in) financing activities	(115,572)	21,024,662	36,643,996	39,402,147

Net increase (decrease) in cash and cash equivalents	(1,084,587)	3,964,981	(345,271)	(371,259)
Cash and cash equivalents, beginning of year	5,399,974	4,315,387	8,280,368	8,903,621

Cash and cash equivalents, end of year	4,315,387	8,280,368	7,935,097	8,532,362

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	3,713,454	3,712,811	4,846,209	5,210,978
Cash paid during the year for income tax	129,257	327,373	553,048	594,676

Supplemental schedule of non cash investing and financing activities:
Acquisitions (Note 3):
Fair value of net assets acquired	—	50,225	—	—
Goodwill	—	25,803	—	—
Less: Gain recognized	—	(40)	—	—

Cash paid	—	75,988	—	—
Less: Cash acquired	—	(1)	—	—

Net cash paid for acquisition	—	75,987
Loans repurchased from Korea Asset Management Corporation in exchange for held-to-maturity and available-for-sale securities	44,012	—	—	—
Transfer of loans into securities and other investments (Note 12)	99,198	553	7	7
Decrease in cumulative translation adjustments, net of tax	(17,082)	(3,726)	(7,076)	(7,609)
Increase in unrealized gains on investment securities, net of tax	124,263	110,065	484,018	520,449
Conversion of convertible debentures	68,783	62,136	—	—
Assets obtained by entering into a capital lease	47,428	1,023	6,580	7,075
Shares issued to acquire minority interest in Woori Securities Co., Ltd.	55,920	—	—	—
Disposal of Woori Securities Co., Ltd.	—	182,265	—	—

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

1. General Information and Summary of Significant Accounting Policies

Woori Finance Holdings Co., Ltd. (the “Holding Company”) was incorporated under the laws of the Republic of Korea on March 27, 2001, and commenced operations on April 2, 2001, under the Financial Holding Company Act. The Holding Company was established primarily to manage certain banks and other companies acquired by the Korea Deposit Insurance Corporation (“KDIC”) in connection with the 1997 Asian Financial Crisis. As of December 31, 2006, the Holding Company controls the following entities: three commercial banks, which include Woori Bank (formerly known as Hanvit Bank), Kyongnam Bank and Kwangju Bank (collectively referred to as the “Bank Subsidiaries”); Woori Finance Information System Co., Ltd.; Woori F&I Co., Ltd.; Woori Credit Suisse Asset Management Co., Ltd. (formerly known as Woori Asset Management Co., Ltd.); Woori Private Equity Co., Ltd., and Woori Third Asset Securitization Specialty Co., Ltd.; all collectively referred to as “Woori Subsidiaries.” Several of the Woori Subsidiaries also have other subsidiaries of which the Holding Company is now the ultimate financial holding company. The Holding Company, Woori Subsidiaries and their subsidiaries, consolidated trust accounts (see Note 41), and certain other consolidated variable interest entities (“VIEs”) (see Note 11) are collectively referred to as the “Company.”

On September 30, 1998, KDIC purchased 95.04% of the outstanding shares of the Commercial Bank of Korea (renamed Hanvit Bank) and 95.64% of the outstanding shares of Hanil Bank (merged into the Commercial Bank of Korea). On December 29, 2000, Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank and Peace Bank received an “order of elimination” of all existing stockholders from the Financial Supervisory Commission (“FSC”) pursuant to the Law on Improvement of Structure of Financial Industry of the Republic of Korea and, accordingly, reduced their existing common stock to zero without payment of consideration, except for the consideration paid to certain shareholders who exercised dissenters’ rights against the capital reduction, effectively eliminating all existing shareholders. On December 29, 2000, KDIC purchased 100% of the newly issued shares of Woori Bank, Peace Bank, Kwangju Bank and Kyongnam Bank. KDIC purchased these shares by issuing KDIC bonds to the respective banks.

On November 3, 2000, KDIC established Woori Investment Bank to manage the operations of four bankrupt merchant banking corporations. On July 31, 2003, Woori Investment Bank was merged into Woori Bank and, as a result, Woori Bank assumed substantially all of the assets and liabilities of Woori Investment Bank.

On December 31, 2001, the commercial banking business of Peace Bank was merged into Woori Bank, and Peace Bank acquired the credit card businesses of Woori Bank and Kwangju Bank on January 31, 2002 and February 28, 2003, respectively, to become Woori Credit Card Co., Ltd., a principal credit card subsidiary of the Holding Company. On March 31, 2004, Woori Credit Card Co., Ltd. was merged into Woori Bank (see Note 40).

Upon the legal establishment of the Holding Company on March 27, 2001, KDIC transferred all its shares of the five subsidiaries to the Holding Company in exchange for the shares of the Holding Company and KDIC became the sole owner of the Holding Company. On June 24, 2002, the Holding Company listed its shares on the Korea Stock Exchange through a public offering, which included 36 million new shares and 54 million previously issued shares. As a result of the public offering, exercise of stock warrants, conversion of convertible debentures and sale of a portion of common stock held by KDIC, the ownership percentage of KDIC as of December 31, 2006 is 77.97%, not considering treasury stock.

The Company registered with the Securities and Exchange Commission (“SEC”) in the United States of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Risks and uncertainties

Until 2004, the economy of the Republic of Korea experienced contractions in the private banking industry, which was triggered by an oversupply of credit that led to poor asset quality, increases in the level of bankruptcies, a high level of written-off loans, and higher levels of delinquencies related to consumer borrowings and small and medium enterprise borrowings. In addition, credit card companies, including the Company’s credit card operation, experienced serious liquidity issues and suffered substantial losses.

Although economic conditions in the Republic of Korea have improved and some of the trends and conditions noted above have improved to a certain extent, the Company and its customers may continue to be affected for the foreseeable future by certain adverse economic conditions in the Republic of Korea and the countries on which the trade of the Republic of Korea heavily depends. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. If these conditions have a more adverse effect on the Company than management currently anticipates, adjustments to the carrying amount of its loans and investments would be required, and such adjustments could be material to the consolidated financial statements.

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

Unless otherwise stated herein, all references to 2004, 2005, and 2006 refer to the Company’s fiscal periods ended or the dates, as the context requires, December 31, 2004, December 31, 2005, and December 31, 2006, respectively.

Certain reclassifications have been made to previously reported amounts to conform to current presentation. These reclassifications did not have a material impact on the Company’s previously reported consolidated financial position or results of operations.

Principles of consolidation

The consolidated financial statements of the Company include the accounts of the Holding Company and its predecessor banks acquired by KDIC. The consolidated financial statements include the accounts of subsidiaries over which substantive control is exercised through majority ownership of voting stock. The consolidated financial statements also include the accounts of the VIEs for which the Company has been determined to be the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003), “Consolidation of Variable Interest Entities” (“FIN No. 46R”) (see Note 11), including 14 special purpose entities (“SPEs”) (see Note 39) and certain guaranteed trust accounts (see Note 41). All significant intercompany transactions and balances have been eliminated in the consolidation. The Company accounts for investments in companies in which it owns a voting or economic interest of 20 to 50 percent and for which it has significant influence over operating and financial decisions using the equity method and these investments are reported in other investment assets. The Company’s equity interest in the earnings of the equity method investees and gains and losses realized on disposition of investments are reported in “Investment securities gain (loss), net.”

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

FIN No. 46R was released by the FASB in December 2003 to revise FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”), which was issued on January 17, 2003. The underlying principle behind the interpretation is that if a business enterprise is a primary beneficiary of an entity, which is defined in the interpretation as a VIE, the assets, liabilities and results of the activities of the VIE should be included in the consolidated financial statements with those of the business enterprise. The primary beneficiary is subject to a majority of the entity’s expected loss, is entitled to receive a majority of the entity's expected residual returns, or both. The interpretation also explains how to identify VIEs and how an enterprise should assess its interest in an entity when deciding whether or not it is a primary beneficiary. The Company immediately implemented FIN No. 46 or FIN No. 46R for VIEs created after January 31, 2003 in 2003 and FIN No. 46R for VIEs created prior to February 1, 2003 in 2004.

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

The Company, in the ordinary course of its business, has involvement in certain VIEs through various types of interests including investments in subordinated debt or limited partnerships, the right to receive fees for acting as an asset manager or a business trustee, and the right to receive fees for providing liquidity facilities. Management of the Company believes that these VIEs are not required to be consolidated because the Company is not considered to be the primary beneficiary. These VIEs are established by third parties to access funding from the commercial paper market or the corporate debt market by transferring assets to the VIEs. The transactions with these entities are conducted at arm’s length. The Company records and reports these transactions in accordance with their substance similar to any other third party transactions. See Note 11 for more information about VIEs in which the Company holds a significant interest but which are not required to be consolidated.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Purchase accounting and deficit equity

The purchase of a controlling interest in the banks described above constituted a significant event that warranted a revaluation of the assets and liabilities of the acquired banks. In valuing the assets and liabilities of the acquired banks, the measurement guidelines of Accounting Principles Board (“APB”) Opinion No. 16, “Business Combinations” were followed, including recognizing the fair value of those identifiable intangibles that could be reliably measured, such as core deposit intangible assets. The amount resulting from liabilities in excess of identified assets of the acquired banks has been classified as “deficit equity” in accordance with Emerging Issue Task Force (“EITF”) Issue No. 85-41, “Accounting for Savings and Loan Associations under FSLIC Management Consignment Program.” No goodwill was recorded in connection with these transactions. The values assigned represent the new cost basis of the assets. Deficit equity is presented as a reduction of “Additional paid-in capital” (“APIC”)(see Note 24).

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

Other identifiable intangible assets, which are recorded at fair value at the date of acquisition, consist primarily of core deposit intangible assets. Core deposit intangible assets reflect the estimated fair value of the acquired demand deposits and savings accounts which the Company expects to maintain for an extended period of time because of the generally stable customer relationships. The core deposit intangible assets are amortized over their estimated useful lives in proportion to the estimated run-off of depositors on an accelerated basis. The estimated periods to be benefited by the core deposit intangible assets range from 5 to 10 years. The weighted-average amortization period for the core deposit intangible assets as of December 31, 2006 was approximately 7 years. The fair value of these assets was based principally upon the estimates of the funding benefits that these deposits provide relative to our alternative funding sources and the projected run-off of the related customer accounts. Other identifiable intangible assets, other than core deposit intangible assets, are amortized over the estimated periods to be benefited, using the straight-line method. The Company has no intangible asset with an indefinite useful life.

The goodwill impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill (as defined in SFAS No. 142) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value (see Notes 3 and 15). Other intangible assets which have finite useful lives are evaluated for impairment if events and circumstances indicate a possible impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Such evaluation of other intangible assets is based on undiscounted cash flow projections.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

Cash and cash equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents are comprised of cash on hand, cash items in the process of collection and amounts due from banks and other financial institutions. All such amounts have an original maturity of three months or less at the time of purchase. Cash and cash equivalents also include reserve deposits which consist mainly of deposits with the Bank of Korea (“BOK”), which is the central bank in the Republic of Korea.

Under the Bank of Korea Act, Korean banks are required to maintain certain minimum reserves on deposit with the BOK on an average balance basis for a certain period of time based on the average balance of deposits and certain other factors. There are similar reserve deposit requirements for foreign subsidiaries and branches engaged in banking businesses in foreign countries. As of December 31, 2005 and 2006, the reserve funds maintained by the Company, which were included in “Cash and cash equivalents” were 4,275,543 million Won and 3,675,877 million Won, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Investments

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

Securities not classified as held-to-maturity or trading are designated as securities available for sale. Available-for-sale securities include those bonds obtained through private offering. Premiums and discounts for debt securities are amortized or accreted, respectively, using the effective interest rate method. Realized gains and losses on the sales of securities are determined using the specific identification method for debt securities and the moving average method for equity securities and are included in “Investment securities gain (loss), net.” Available-for-sale securities are reported at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “Accumulated other comprehensive income, net of tax.” The declines in the fair value of individual available-for-sale securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value.

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

Management evaluates investments in a loss position for other-than temporary impairment. Declines in fair value of individual available-for-sale securities and held-to-maturity securities below their amortized cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors considered in determining whether such declines in value are other than temporary include the length of time and extent to which fair value is less than cost, the status, financial condition and near-term prospects of the issuer, the status of the security, the Company’s intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and the state of the Korean economy for domestic securities. Unrealized losses for other than temporary impairment on debt and equity securities are recognized in current period earnings under “Investment securities gain (loss), net.”

If the Company has decided to sell a specifically identified available-for-sale security whose fair value is less than its cost basis and the Company does not expect the fair value to recover prior to the expected time of the sale, a write-down for other-than-temporary impairment is recognized in earnings in the period in which the decision to sell is made.

Loans and leases

Loans are reported at the principal amount outstanding adjusted for the allowance for loan losses, unearned income and loan origination fees and costs. Interest on loans is accrued at the effective rate and credited to income based on the principal amount outstanding.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

The Company ceases the accrual of interest when principal or interest payments become one day past due. Any unpaid interest previously accrued on such loans is reversed against current year interest income. Cash receipts on non-accrual loans, for which the ultimate collectibility is uncertain, are applied as principal reductions, otherwise payments are applied first to the delinquent interest, normal interest, and then to the loan balance until it is paid in full. However, the Company continues to accrue interest on past due loans that are fully secured by deposits or on which there are financial guarantees from the Korean government or certain financial institutions. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current unless the Company believes that collection of the principal and related interest is doubtful.

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

The allowance for loan losses related to commercial loans that are not deemed to be impaired, consumer loans and credit card loans is established using the expected loss model. Expected losses are the product of default probability and loss severity. The Company establishes the expected losses related to corporate loans that the Company does not deem to be impaired based on historical loss experience, which depends on the internal credit rating of the borrower, characteristics of the lending product and relevant collateral. The Company establishes the expected losses related to consumer loans and credit card balances based on historical loss experience, which depends on delinquency and collateral.

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

Allowance for credit-related commitments and repurchase obligations

The allowance for credit-related commitments is maintained at a level believed by management to be sufficient to absorb estimated probable losses inherent in the off-balance sheet commitments which includes guarantees, commercial letters of credit, unused lines of credit and commitments to extend credit. The Company analyzes its off-balance sheet commitments for possible losses associated with such commitments. The Company reviews the ability of the counterparty of the underlying credit commitment to perform under the commitment. If it is determined that a loss is probable and estimable, the Company records a liability for other credit exposures in a similar manner as if a loan was granted under the terms of the commitment. The allowance for credit-related commitments is reflected in “Other liabilities.”

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

The estimated useful lives of premises and equipment are as follows:

Buildings	20 - 50 years
Equipment and furniture	4 - 8 years
Leasehold improvements	5 years
Capitalized leases	5 years

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

The majority of the Company’s derivatives do not qualify as hedges pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133,” by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and by SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (collectively “SFAS No. 133”) and despite being effective economic hedges, changes in these derivatives are included in “Trading revenue, net.” The short-cut method assumes no ineffectiveness in a hedging relationship involving an interest rate swap and an interest-bearing asset or liability. The changes in the fair value of the derivatives and the changes in the fair value of the hedged item attributable to the risk being hedged will be completely offset at the hedge’s inception and on an on-going basis. Under the short-cut method, among other requirements, the critical terms of the derivative instrument and the hedged item should be initially the same and subsequently stay the same throughout the hedge’s life and such needs to be documented to support the ongoing application of hedge accounting.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Stock-based compensation

On January 1, 2006, the Company adopted SFAS 123R, (Revised 2004) “Share-Based Payment,” using the modified prospective method of transition. This method requires the provisions of SFAS 123R be applied to new awards and awards modified, repurchased or cancelled after the effective date. SFAS 123R also requires compensation cost related to share-based payments to employees to be recognized in the financial statements based on their fair value. Additionally, compensation expense attributable to any unvested awards outstanding at the date of adoption must be recognized over the remaining requisite service period. The adoption of SFAS 123R did not have a significant impact on the Company’s financial position, operating results or cash flows.

Prior to January 1, 2006, the Company accounts for its employee stock-based compensation plans in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” For stock compensation awards that call for settlement by issuing common stock, compensation expense is calculated using the fair value method based on the Black-Scholes option pricing model, and is charged to salary expense in the consolidated income statements and credited to APIC in the consolidated balance sheets over the vesting period. For stock compensation awards that call for settlement by cash, compensation expense is calculated using the intrinsic method based on the current stock price, and is charged to salary expense in the consolidated income statements and recorded as accrued expense in the consolidated balance sheets over the vesting period. Compensation expense is recognized over the vesting period in which an employee performs the service related to the stock compensation awards.

Income tax

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which prescribes the use of the asset and liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect.

In accordance with tax regulations in the Republic of Korea, income tax is calculated for each individual legal entity in the Company on a standalone basis. As a result, losses incurred by subsidiaries cannot be offset against profits earned by any other profitable company. Deferred income taxes are provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred income tax benefit or expense is then recognized for the changes in deferred tax assets or liabilities between periods. Currently enacted tax rates are used to determine deferred tax amounts.

Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is more likely than not that the deferred tax assets will be realized. To the extent the deferred tax assets are not realizable, a valuation allowance is recognized. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. Accruals for expected tax deficiencies are recorded in accordance with SFAS No. 5, “Accounting for Contingencies,” when management determines that a tax deficiency is both probably and reasonably estimable.

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

United States dollar amounts

The Company operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar,” “US$”) amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in U.S. dollars at the rate of 930.00 Won to US$1.00, the noon buying exchange rate in effect on December 29, 2006 as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. dollars should not be construed as representations that the Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Accounting changes

On January 1, 2006, the Company adopted EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” EITF Issue No. 04-5 provides that the general partner(s) is presumed to control the limited partnership, unless the limited partners possess either substantive participating rights or the substantive ability to

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

dissolve the limited partnership or otherwise remove the general partner(s) without cause (“kick-out rights”). Kick-out rights are substantive if they can be exercised by a simple majority of the limited partners voting interests. The adoption of this guidance did not have a material impact on the Company’s financial position, operating results or cash flows.

On January 1, 2006, the Company adopted SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 generally requires retrospective application to prior periods’ financial statements of all voluntary changes in accounting principle and changes required when a new pronouncement does not include specific transition provisions. The adoption of the Statement did not have a material impact on the Company’s financial position, operating results or cash flows.

On January 1, 2006, the Company adopted Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” This bulletin states that a company should evaluate the impact of all misstatements under both the “rollover” and “iron curtain” methods. The adoption of this bulletin did not have a material impact on the Company’s financial condition, results of operations or cash flows.

2. Recent Accounting Pronouncements

FASB Statement (SFAS) No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140,” that permits fair value remeasurement of certain hybrid financial instruments, clarifies the scope of SFAS No. 133 regarding interest-only and principal-only strips, and provides further guidance on certain issues regarding beneficial interests in securitized financial assets, concentrations of credit risk and qualifying special purpose entities. SFAS No. 155 is effective for all instruments acquired or issued as of the first fiscal year beginning after September 15, 2006 and may be applied to certain other financial instruments held prior to the adoption date. Earlier adoption is permitted as of the beginning of an entity’s fiscal year providing the entity has not yet issued financial statements. The Company does not expect the application of SFAS No. 155 to have a material effect on the Company’s financial position, operating results or cash flows.

FASB Statement (SFAS) No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” SFAS No. 156 requires that an entity separately recognize a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations. Such servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable. SFAS No. 156 also allows an entity to choose one of two methods when subsequently measuring its servicing assets and servicing liabilities: (1) the amortization method or (2) the fair value measurement method. The amortization method existed under SFAS No. 140 and remains unchanged in (1) allowing entities to amortize their servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and (2) requiring the assessment of those servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date. The fair value measurement method allows entities to measure their servicing assets or servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period the change occurs. The Statement is

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

effective for fiscal years beginning after September 15, 2006. The Company does not expect the application of SFAS No. 156 to have a material effect on the Company’s financial position, operating results or cash flows.

FASB Statement (SFAS) No. 157, “Fair Value Measurements”

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. The Statement is effective at the beginning of an entity’s first fiscal year that begins after November 15, 2007, with early adoption permitted as of January 1, 2007. The Company is currently evaluating the impact this guidance will have on its financial position, operating results or cash flows.

FASB Statement (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This fair value option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The statement is effective at the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact this guidance will have on its financial position, operating results or cash flows.

FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109”

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109.” The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact this guidance will have on its financial position, operating results or cash flows. The effect of adopting FIN 48, if material, will be a transition adjustment to beginning retained earnings in the year of adoption.

FASB Staff Position (“FSP”) FIN 46(R)-6, “Determining the Variability in a Potential VIE”

The FASB issued FSP FIN 46(R)-6, “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)”(FSP FIN 46(R)-6), in April 2006. FSP FIN 46(R)-6 addresses the application of FIN 46(R) in determining whether certain contracts or arrangements with a VIE are variable interests by requiring companies to base such evaluations on an analysis of the VIE’s purpose and design, rather than its legal form or accounting classification. FSP FIN 46(R)-6 is required to be applied for all reporting period beginning after June 15, 2006. The Company is currently evaluating the effect of FSP FIN 46(R)-6, but does not expect that it will have a significant impact on the Company’s financial condition and results of operations.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

3. Business Developments and Subsequent Events

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

On January 20, 2005, Woori Securities Co., Ltd. purchased 14,000,000 shares of its common stock from the Holding Company for 11,000 Won per share and retired the shares.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Investments in LG Investment & Securities Co., Ltd.

On October 26 and December 24, 2004, the Holding Company acquired 7,000,000 shares and 25,877,487 shares of LG Investment & Securities Co., Ltd.’s common stock for 54,980 million Won and 297,591 million Won, respectively. As a result, the Company owned 27.25% of the voting rights of LG Investment & Securities Co., Ltd. and was able to exercise significant influence over the operations and financial policies of the investee as of December 31, 2004. The Company’s investments in LG Investment & Securities Co., Ltd. have been accounted for using the equity method from the date of the acquisition, December 24, 2004. LG Investment & Securities Co., Ltd. was a leading securities brokerage company in the Republic of Korea established in 1969. The aggregate fair value of LG Investment & Securities Co., Ltd.’s net assets at the acquisition date was 1,618,821 million Won, of which the Company acquired 27.25% amounting to 441,052 million Won.

Merger of LG Investment & Securities Co., Ltd. and Woori Securities Co., Ltd.

On March 31, 2005, LG Investment & Securities Co., Ltd. acquired and assumed substantially all of the assets and liabilities of Woori Securities Co., Ltd. by exchanging one common share of Woori Securities Co., Ltd. for 0.654 share of LG Investment & Securities Co., Ltd. Upon the consummation of the merger, the combined entity changed its name to “Woori Investment & Securities Co., Ltd.” As a result of the merger and the additional acquisition of 1,050,000 shares of common stock of Woori Investment & Securities Co., Ltd. through over-the-counter trading in the market on April 12, 2005, the Holding Company owned 35.09% of the voting rights of Woori Investment & Securities Co., Ltd. as of December 31, 2005. The merger was carried out as a part of the Company’s strategic plan to strengthen its securities brokerage service. As of December 31, 2006, the Holding Company owned 34.96% of the voting rights of Woori Investment & Securities Co., Ltd.. Due to the decrease in the number of treasury shares of Woori Investment & Securities Co., Ltd., the percent of shares owned by the Holding Company slightly decreased. The Company accounts for the investments in Woori Investments & Securities Co., Ltd. under the equity method.

Acquisition of LG Investment Trust Management Co., Ltd. and joint venture agreement with Credit Suisse Group

On May 6, 2005, the Holding Company acquired 5,400,000 shares of LG Investment Trust Management Co., Ltd.’s common stock from Woori Investment & Securities Co., Ltd., an equity method investee of the Company, for 72,948 million Won. As a result of the acquisition, the Holding Company obtained control over LG Investment Trust Management Co., Ltd. owning 90.00% of the voting rights. LG Investment Trust Management Co., Ltd. was established in 1988 to provide investment trust management service in Korea. On May 31, 2005, LG Investment Trust Management Co., Ltd. merged with Woori Investment Trust Management Co., Ltd., a wholly owned subsidiary of the Holding Company, and changed its name to “Woori Asset Management Co., Ltd.” Woori Asset Management Co., Ltd. newly issued 3,810,000 common shares to the Holding Company in exchange for the Holding Company’s interest in Woori Investment Trust Management Co., Ltd. which resulted in the acquisition of an additional 2.11% interest in Woori Asset Management Co., Ltd. by the Holding Company. Upon consummation of the merger, and acquisition and retirement of 300,000 shares of minority interest of Woori Asset Management Co., Ltd., the Holding Company owned 96.85% of the voting rights of Woori Asset Management Co., Ltd.

The Holding Company recorded the basis of its investment in Woori Asset Management Co., Ltd. at 105,699 million Won, which was the sum of 72,948 million Won of cash paid to Woori Investment & Securities Co., Ltd. for the 90.00% interest in LG Investment Trust Management Co., Ltd., 1,072 million Won of fair value of the additionally acquired 2.11% interest in Woori Asset Management Co., Ltd. and the book value of residual

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

interest in Woori Investment Trust Management Co., Ltd. amounting to 31,679 million Won. As a result of the transaction, the Holding Company recognized 40 million Won of gain. The excess of the Holding Company’s basis of its investment in Woori Asset Management Co., Ltd. over the net asset value of Woori Asset Management Co., Ltd. amounted to 24,790 million Won and was recorded as “Goodwill.”

On July 18, 2005, Woori Asset Management Co., Ltd. purchased and subsequently retired its residual minority interest, which totaled 300,000 shares of common stock, for 4,029 million Won. As a result, the Holding Company became the sole owner of Woori Asset Management Co., Ltd. In connection with the purchase and retirement of the minority interest, the Company recorded 1,406 million Won of “Goodwill.”

On September 5, 2005, Woori Asset Management Co., Ltd. purchased 2,548,000 shares of its common stock from the Holding Company for 8,610 Won per share and retired the purchased common stock. As a result, the number of common shares issued by Woori Asset Management Co., Ltd. decreased from 9,210,000 shares to 6,662,000 shares, all of which was owned by the Holding Company as of December 31, 2005.

On April 11, 2006, Woori Asset Management Co., Ltd. and Credit Suisse Asset Management International Holdings, a wholly-owned subsidiary of Credit Suisse Group, entered into a joint venture agreement. On May 30, 2006, according to the agreement, 30.00% of the Holding Company’s stake in Woori Asset Management Co., Ltd. was transferred to Credit Suisse Asset Management International Holdings. Subsequently, Woori Asset Management Co., Ltd. was renamed “Woori Credit Suisse Asset Management Co., Ltd.” As a result of the transaction, the Company recorded 27,615 million Won of gain on disposal of investment securities. In addition, according to the agreement, Credit Suisse Asset Management International Holdings participates in the management of Woori Credit Suisse Asset Management Co., Ltd. as a member of the board of directors.

Establishment of Woori Private Equity Co., Ltd.

On October 24, 2005, the Holding Company incorporated Woori Private Equity Co., Ltd. (“Woori PE”) with initial paid-in capital amounting to 10,000 million Won for the purpose of specializing in investments in various foreign and domestic private equity funds. Woori PE was included in the consolidated financial statements of the Company from the date of its establishment. As of December 31, 2006, common stock of Woori PE, which is wholly owned by the Holding Company, amounted to 10,000 million Won, consisting of 2,000,000 shares issued and outstanding.

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Merger of Woori America Bank and South Coast Commercial Bank

On December 5, 2005, South Coast Commercial Bank (“South Coast”), a wholly owned subsidiary of FCB Bancorp, was merged into Woori America Bank. The merger consideration was 3,040 million Won (US$ 3 million). The results of South Coast’s operation have been included in the consolidated financial statements since December 5, 2005.

The purchase price and transaction costs were funded from Woori America Bank’s available funding sources. The assets acquired and liabilities assumed from South Coast were recorded on Woori America Bank’s balance sheet at management’s best estimate of their fair values at December 5, 2005. The excess of the total merger consideration of 3,040 million Won in cash over the fair value of tangible assets of 2,534 million Won, less the liabilities assumed of 507 million Won, amounted to 1,013 million Won, which was recorded as goodwill. South Coast was established in 1978 and provided commercial banking service in the western United States. The merger enabled Woori America Bank to expand its presence in the region.

Establishment of Korea BTL Infrastructure Fund

On May 19, 2006, Woori Bank established Korea BTL Infrastructure Fund (“Korea BTL”) in accordance with the Act on Business of Operating Indirect Investment and Assets and Act on Private Investment in Infrastructure. Korea BTL is engaged in the business of corporate investments and intends to conduct private investments in infrastructure projects in accordance with the Act on Private Investment in Infrastructure. The asset management company and asset custody company of Korea BTL are Woori Credit Suisse Asset Management and Hana Bank, respectively, and its general administration management company is Woori Bank. As of December 31, 2006, Korea BTL’s common stock, which is wholly owned by Woori Bank, amounted to 39,689 million Won, consisting of 7,937,899 shares issued and outstanding. Korea BTL has been included in the consolidated financial statements of the Company from the date of its establishment.

Establishment of Woori Private Equity Fund

Woori Private Equity Fund (“Woori PEF”), established on June 23, 2006, has been engaged in private equity investments and Woori PE is its general partner. As of December 31, 2006, Woori PEF’s common stock amounted to 344,000 million Won, consisting of 2,663 shares issued and outstanding and Woori Subsidiaries owned 1,613 shares or 60.6 % of shares of Woori PEF. In addition, on January 2, 2007, Woori Subsidiaries acquired the additional ownership interest of Woori Private Equity Fund. As a result, the number of shares owned increased to 2,392. Woori PEF has been included in the consolidated financial statements of the Company from the date of its establishment.

Establishment of Woori Global Markets Asia Limited

On August 23, 2006, Woori Bank established Woori Global Markets Asia Limited (“WGMA”), which is a deposit-taking company registered under the Banking Ordinance in Hong Kong and engaged in the business of lending and deposit-taking. As of December 31, 2006, WGMA’s common stock, which is wholly owned by Woori Bank, amounted to 46,500 million Won (US$ 50 million), consisting of 50,000,000 shares issued and outstanding. WGMA has been included in the consolidated financial statements of the Company from the date of its establishment.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

4. Transactions with Korea Asset Management Corporation (“KAMCO”)

In fiscal years 1997, 1998 and 1999, the Company sold certain non-performing loans to KAMCO. The sales agreements allowed KAMCO to require the Company to repurchase certain loans. Such loans amounted to 17,050 million Won and 7,775 million Won as of December 31, 2005 and 2006, respectively. As of December 31, 2005 and 2006, the Company has recorded a liability of 5,685 million Won and 978 million Won, respectively, representing its estimated recourse obligation under the sales agreements.

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

5. Restricted Cash

The following table presents the restricted cash as of December 31:

	Korean Won (in millions)
	2005	2006
Deposits for severance payments	231,800	140,375
Deposits related to derivatives contracts	136,581	96,917
Deposits for guarantee of payment for secured borrowings	2,508	5,746
Other	4,778	389

Total restricted cash	375,667	243,427

The deposits for severance payments are placed with group severance benefit insurance plans at four Korean insurance companies. The deposits related to derivatives contracts are generally restricted until the related derivatives contracts expire. Also, the Company made deposits as collateral for senior collateralized loan obligations.

6. Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following as of December 31:

	Korean Won (in millions)
	2005	2006
Call loans	1,364,283	731,999
Securities purchased under resale agreements	61,361	208,423

Total	1,425,644	940,422

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

7. Trading Assets and Liabilities

The following table presents trading assets and liabilities as of December 31:

	Korean Won (in millions)
	2005	2006
Trading assets:
Debt securities
Korean treasury and government agencies	1,726,330	1,592,120
Corporate	1,431,830	3,200,414
Financial institutions	528,580	666,220
Equity securities	293,323	636,398
Beneficiary certificates	93,824	127,566

Total debt and equity instruments	4,073,887	6,222,718

Foreign exchange spot contracts	13,129	865
Derivative instruments
Exchange rate derivatives	609,127	1,043,338
Interest rate derivatives	119,770	160,544
Credit derivatives	258	1,751
Equity derivatives	73,031	141,748
Commodity derivatives	—	4,968
Total derivative instruments and foreign exchange spot contracts	815,315	1,353,214

Total trading assets	4,889,202	7,575,932

Trading liabilities:
Foreign exchange spot contracts	12,958	1,639
Derivative instruments
Exchange rate derivatives	535,151	931,156
Interest rate derivatives	189,497	292,362
Credit derivatives	117	—
Equity derivatives	601,500	470,809
Commodity derivatives	—	4,968

Total trading liabilities	1,339,223	1,700,934

8. Trading Revenue, Net

The following table presents net trading related revenue for the years ended December 31:

	Korean Won (in millions)
	2004	2005	2006
Debt securities	107,069	(44,582)	29,902
Equity securities	11,048	121,978	12,027
Beneficiary certificates	6,151	10,458	(572)
Foreign exchange spot contracts	234,914	18,929	204,881
Derivative instruments	76,625	149,516	84,893

Total net trading related revenue	435,807	256,299	331,131

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

For the years ended December 31, 2004, 2005 and 2006, net unrealized holding gains (losses) on trading securities of 45,586 million Won, (3,873) million Won and 21,746 million Won, respectively, were included in “Trading revenue, net.”

9. Securities

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

As of December 31, 2006, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	11,741,611	13,239	(26,292)	11,728,558
Corporate	8,339,736	40,045	(119,399)	8,260,382
Financial institutions	5,681,107	3,490	(9,391)	5,675,206
Foreign governments	46,045	424	(2)	46,467
Mortgage-backed securities	77,429	350	(69)	77,710
Equity securities	398,728	1,206,764	(195)	1,605,297
Beneficiary certificates	749,971	33,823	(3,514)	780,280

Total available-for-sale securities	27,034,627	1,298,135	(158,862)	28,173,900

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	7,039,381	13,660	(31,012)	7,022,029
Corporate	31,758	2,031	—	33,789
Financial institutions	1,414,789	2,111	(5,111)	1,411,789
Foreign governments	83,266	—	(518)	82,748
Mortgage-backed securities	44,485	—	(233)	44,252

Total held-to-maturity securities	8,613,679	17,802	(36,874)	8,594,607

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

The BOK, the Korea Development Bank (“KDB”), and KAMCO are financial institutions owned and controlled by the Korean government. Monetary Stabilization Bonds were issued by the BOK and included in Korean treasury and government agencies, and Industrial Financial Debentures were issued by KDB and were included in financial institutions. Non-Performing Assets (“NPA”) Management Fund Bonds, issued by KAMCO were included in Korean treasury and government agencies. Monetary Stabilization Bonds, Industrial Financial Debentures and NPA Management Fund Bonds as of December 31, 2005 and 2006 are summarized below.

	Korean Won (in millions)
	2005		2006
	Amortized cost	Fair value	Amortized cost	Fair value
Monetary Stabilization Bonds
Available-for-sale securities	6,979,809	6,970,591	6,534,074	6,526,193
Held-to-maturity securities	3,907,708	3,902,681	3,042,171	3,040,622

Total	10,887,517	10,873,272	9,576,245	9,566,815

Industrial Financial Debentures
Available-for-sale securities	502,157	500,883	1,809,880	1,806,031
Held-to-maturity securities	596,354	591,902	429,878	427,225

Total	1,098,511	1,092,785	2,239,758	2,233,256

NPA Management Fund Bonds
Available-for-sale securities	30,015	29,983	—	—
Held-to-maturity securities	49,888	49,301	39,929	39,664

Total	79,903	79,284	39,929	39,664

For the years ended December 31, 2004, 2005 and 2006, the Company recognized pre-tax impairment losses of 116,866 million Won, 44,758 million Won and 71,371 million Won, respectively, on available-for-sale securities and held-to-maturity securities, where decreases in values were deemed to be other-than-temporary. Any deterioration in the Korean economy or in the specific circumstances of the counterparty to the security, could adversely affect the fair value of securities held by the Company.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

The following table presents unrealized loss and fair value of available-for-sale and held-to-maturity securities at December 31, 2006 for which an impairment has not been recognized. These securities are segregated between investments that have been in a continuous unrealized loss position for less than twelve months and equal to or greater than twelve months.

	Korean Won (in millions)
	Unrealized loss position less than 12 months		Unrealized loss position equal to or greater than 12 months		Total
	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value
Available-for-sale:
Debt securities
Korean treasury and government agencies	(26,292)	7,532,230	—	—	(26,292)	7,532,230
Corporate	(119,399)	4,719,956	—	—	(119,399)	4,719,956
Financial institutions	(9,391)	4,460,222	—	—	(9,391)	4,460,222
Foreign governments	(2)	2,787	—	—	(2)	2,787
Mortgage-backed securities	(69)	15,912	—	—	(69)	15,912

Sub total	(155,153)	16,731,107	—	—	(155,153)	16,731,107

Equity securities	(195)	1,502	—	—	(195)	1,502

Beneficiary certificates	(3,514)	62,613	—	—	(3,514)	62,613

Total	(158,862)	16,795,222	—	—	(158,862)	16,795,222

Held-to-maturity:
Debt securities
Korean treasury and government agencies	(8,831)	2,507,224	(22,181)	1,309,544	(31,012)	3,816,768
Financial institutions	(3,000)	848,233	(2,111)	117,908	(5,111)	966,141
Foreign governments	(518)	15,007	—	—	(518)	15,007
Mortgage-backed securities	(107)	20,878	(126)	23,374	(233)	44,252

Total	(12,456)	3,391,342	(24,418)	1,450,826	(36,874)	4,842,168

Management does not believe any individual unrealized loss as of December 31, 2006 represents an other-than-temporary impairment, having considered (1) the length of time a security has been below cost; (2) the extent to which fair value is less than its cost basis; (3) the financial condition and near term prospects of the issuer, including any specific events that may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the issuer or the discontinuance of a segment of the business that may affect the future earnings potential; and (4) the Company’s ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value (see Note 1). The majority of unrealized losses in the portfolio are attributable to changes in interest rates, not to the deterioration of the creditworthiness of the issuer and the Company has the ability and intent to retain these securities until the forecasted recovery. The total number of security positions in the investment portfolio that were in an unrealized loss position at December 31, 2006 is 832 for available-for-sale securities and 456 for held-to-maturity securities.

For the years ended December 31, 2004, 2005 and 2006, proceeds from sales of available-for-sale securities amounted to 8,754,924 million Won, 13,419,819 million Won and 12,110,795 million Won, respectively. For the

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

years ended December 31, 2004, 2005 and 2006, the gross realized gains amounted to 305,000 million Won, 240,653 million Won and 429,513 million Won, respectively, and the gross realized losses amounted to 71,608 million Won, 89,775 million Won and 10,794 million Won, respectively.

The amortized cost and estimated fair value of the Company’s available-for-sale debt securities and held-to-maturity debt securities as of December 31, 2006 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Korean Won (in millions)
	Available-for-sale securities		Held-to-maturity securities
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	11,609,921	11,599,438	3,014,161	3,017,648
Due after one year through five years	12,820,689	12,739,157	5,350,429	5,323,100
Due after five years through ten years	861,541	859,559	215,579	220,893
Due after ten years	593,777	590,169	33,510	32,966

Total	25,885,928	25,788,323	8,613,679	8,594,607

As discussed in Note 1, certain Woori Subsidiaries issued common shares to KDIC in exchange for KDIC bonds. Woori Subsidiaries have also purchased additional KDIC bonds for trading purposes. The KDIC bonds have readily determinable market prices and their use by the Company is not restricted. The details of KDIC bonds as of December 31, 2005 and 2006 are summarized below:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
As of December 31, 2005:
Trading securities	190,317	137	(6,192)	184,262
Available-for-sale securities	1,823,154	13,683	(402)	1,836,435
Held-to-maturity securities	1,023,450	3,533	(15,921)	1,011,062

Total KDIC bonds	3,036,921	17,353	(22,515)	3,031,759

As of December 31, 2006:
Trading securities	75,388	79	(382)	75,084
Available-for-sale securities	1,586,936	1,391	(527)	1,587,799
Held-to-maturity securities	929,363	517	(8,485)	921,395

Total KDIC bonds	2,591,687	1,987	(9,394)	2,584,278

Gross unrealized gains and losses on trading securities are included in “Trading revenue, net.”

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Interest income from KDIC bonds for the years ended December 31, 2004, 2005 and 2006 was as follows:

	Korean Won (in millions)
	2004	2005	2006
Interest income:
Trading securities	14,581	11,154	6,279
Available-for-sale securities	109,845	78,811	85,307
Held-to-maturity securities	443,799	61,116	48,279

Total interest income	568,225	151,081	139,865

Carrying values of securities pledged in relation to repurchase agreements, borrowing transactions, margin for futures contracts and asset securitizations as of December 31, 2005, and 2006 were 7,807,190 million Won and 6,298,288 million Won, respectively (see Note 36).

10. Other Investment Assets

The following table presents other investment assets as of December 31:

	Accounting method used	Korean Won (in millions)
		2005	2006
Investments in affiliates	Equity method	750,975	943,780
Restricted stock	Cost method	328,931	265,885
Non-marketable equity securities	Cost method	303,339	343,370
Investments in limited partnerships	Cost method	14,023	14,689

Total other investment assets		1,397,268	1,567,724

Investments in affiliates are investments in which the Company has significant influence over the operations and financial policies of the investee, and are accounted for under the equity method. Investments in affiliates include investments in limited partnerships if the limited partnership interest is greater than 3% to 5%, pursuant to EITF Topic D-46, “Accounting for Limited Partnership Investments.” Under the equity method, the Company records its equity ownership share of the net income or loss of the investee in “Investment securities gain, net.” As of December 31, 2005 and 2006, carrying amount of investment in Woori Investments & Securities for which quoted market price is available, were 636,466 million Won and 721,933 million Won, respectively. Corresponding aggregated market values of the investment were 1,176,655 million Won and 926,500 million Won, respectively.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

The aggregate cost of the Company’s cost method investments totaled 623,944 million Won as of December 31, 2006. Investments with an aggregate cost of 263,301 million Won were not evaluated for impairment because the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” and the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments. Of the remaining 360,643 million Won of investments, the Company estimated that the fair value exceeded the cost of investments with an aggregate cost of 360,053 million Won. The remaining 590 million Won of cost method investments were evaluated for impairment and the Company recorded impairment losses on these investments which the Company considered to be other-than-temporary.

For the years ended December 31, 2004, 2005 and 2006, the Company recognized pre-tax impairment losses of 13,170 million Won, 10,520 million Won and 1,153 million Won, respectively, on other investment assets, where decreases in values were deemed to be other-than-temporary. Any deterioration in the Korean economy or in specific situations of the counterparty to the investment, could adversely affect the fair value of investment assets held by the Company.

11. Securitization of Loans and Variable Interest Entities

Securitization of loans

For the years ended December 31, 2004, 2005 and 2006, the Company securitized certain loans with an aggregate principal balance of 646,617 million Won, 1,887,256 million Won and 388,653 million Won, respectively, and retained certain interests in those loans. In connection with these transactions, the Company received 313,918 million Won, 709,434 million Won and 276,308 million Won for the years ended December 31, 2004, 2005 and 2006, respectively, as consideration and no gain or loss was recognized. The Company also received cash flows of 1,279 million Won, 2,751 million Won and 730 million Won for providing asset management services for the years ended December 31, 2004, 2005 and 2006, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of securitization during the years ended December 31, 2004, 2005 and 2006 were as follows:

	2004	2005	2006
Collection ratio	41.51 -63.55%	47.97 -59.28%	70.21 -72.36%
Weighted average life	1.07 -2.17 years	0.74 -1.61 years	1.09 -1.21 years
Weighted average discount rate	8.71 -9.72%	9.59 -10.20%	8.36 - 8.62%

The Company holds retained interests in securitized financial assets through investments in bonds issued by securitization vehicles and common shares of such vehicles. The investments in bonds are classified as held-to-maturity securities and the investments in common shares are accounted for using the equity method. The Company determines the fair value of the retained interests using the present value of future cash flows taking into consideration the priority of payments. The aggregate amounts of bonds and equity investments that the Company held as retained interests in the assets securitized were 133,362 million Won and 49,171 million Won, and 71,447 million Won and 64,142 million Won as of December 31, 2005 and 2006, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

As of December 31, 2006, the key economic assumptions in subsequently measuring the fair value of aggregate retained interests in the assets securitized, which totaled 135,589 million Won, and the sensitivity of the current fair value of residual cash flows to 10% and 20% adverse changes in those assumptions are summarized as follows:

		Korean Won (in millions)
	Key assumptions	10%	20%
Adverse change in collection ratio	12.72 -157.16%	(34,786)	(69,572)
Adverse change in weighted average life	0.01 -0.92 years	(2,013)	(4,003)
Adverse change in weighted discount rate	7.31 - 8.62%	(2,050)	(4,064)

For the securitized assets in which the Company held retained interests, there were 98,235 million Won and 31,139 million Won of credit losses recognized prior to securitization in the years ended December 31, 2005 and 2006, respectively. There was no credit loss recognized prior to securitization in the year ended December 31, 2004. The amount of the net charge-offs recognized subsequent to securitization during the years ended December 31, 2004, 2005 and 2006 were 553,363 million Won, 99,291 million Won and 226,412 million Won, respectively. 1,905,913 million Won of the principal balance of loans securitized and outstanding as of December 31, 2004 originally consisted of non-performing loans which were all considered to be delinquent. Of 954,947 million Won of the principal balance of loans securitized and outstanding as of December 31, 2005, 915,846 million Won were considered to be delinquent. Of 641,280 million Won of the principal balance of loans securitized and outstanding as of December 31, 2006, 630,029 million Won were considered to be delinquent.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

The following table represents the carrying amount of assets as of December 31, 2005 and 2006 held by VIEs which have been consolidated by the Company in accordance with the provisions of FIN No. 46R.

	Korean Won (in millions)
	2005	2006
Loans, net of allowance for loan losses	583,549	879,828
Investments	4,175,168	4,867,666
Other assets	2,146,853	734,211

Total assets	6,905,570	6,481,705

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

The following table sets forth total assets and maximum exposure to loss associated with the Company’s variable interests in the unconsolidated VIEs for which it is not a primary beneficiary as of December 31, 2005 and 2006.

	Korean Won (in millions)
	2005		2006
	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)
Retained interests in SPEs	727,854	182,533	444,506	135,589
Liquidity facilities to SPEs (2)(3)	3,334,859	2,298,131	4,995,965	4,215,168
Asset management for SPEs (2)	1,790,995	—	4,861,713	—
Investments in SPEs (2)	11,346,167	1,558,564	12,586,946	3,469,635
Investments in other VIEs	5,642,681	383,960	798,977	296,722
Asset management for other VIEs	30,941,324	—	16,937,480	—

Total	53,783,880	4,423,188	40,625,587	8,117,114

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31.
(2)	Structured by third parties other than the Company.
(3)	See Note 36.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

12. Loans

The composition of the loan portfolio as of December 31, 2005 and 2006 is summarized as follows:

	Korean Won (in millions)
	2005	2006
Domestic
Commercial:
Commercial and industrial	47,232,142	58,765,853
Lease financing	75,481	35,320
Trade financing	7,171,550	8,027,381
Other commercial (1)	4,726,620	5,262,674
Consumer:
Mortgage	5,458,067	4,068,284
Other consumer (2)	34,906,153	51,636,730
Credit card	2,091,760	2,404,592

Subtotal	101,661,773	130,200,834

Foreign
Commercial:
Commercial and industrial	2,316,462	3,341,238
Trade financing	75,955	112,249
Consumer:
Other consumer	76,476	85,892

Subtotal	2,468,893	3,539,379

Gross loans	104,130,666	133,740,213
Deferred origination costs	31,055	47,550
Less: Unearned income	(6,702)	(4,892)
Less: Allowance for loan and lease losses	(1,524,536)	(1,854,782)

Total loans, net (3)(4)	102,630,483	131,928,089

(1)	Other commercial loans include commercial bills discounted, commercial loans with government funds and overdrafts.
(2)	Other consumer loans primarily consist of general household loans including personal overdrafts and loans with principal due at maturity.
(3)

The figures above do not include 43,778 million Won and 75,960 million Won of loans classified as loans held for sale at December 31, 2005 and 2006, respectively, which are included in assets held for sale.

(4)	Including pledged loans of 399,593 million Won and 409,312 million Won as of December 31, 2005 and 2006, respectively (see Note 36).

Since March 2004, the Bank Subsidiaries have acted as mortgage loans originator institutions for Korea Housing Finance Corporation (“KHFC”). Under the Mortgage Loans Sales and Servicing Agreements entered into with KHFC, the Bank Subsidiaries originate mortgage loans, sell those loans to KHFC shortly after their origination, retain the servicing rights for the loans and receive servicing fees in return. KHFC was established on March 1, 2004 in accordance with Korea Housing Finance Corporation Act in order to raise national welfare and contribute to the development of the Korean economy by securitizing mortgage loans, providing housing finance credit guarantees and promoting a stable flow of housing finance on a long-term basis. The Bank Subsidiaries sold mortgage loans with an aggregate principal balance of 204,049 million Won, 417,812 million Won and 144,026 million Won to KHFC and recognized 349 million Won, 2,336 million Won and 4,164 million

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Won of servicing fee income in the years ended December 31, 2004, 2005 and 2006, respectively. In relation to these transactions, the Company recorded assets held for sale as of December 31, 2005 and 2006, which consisted of mortgage loans amounting to 43,778 million Won and 75,960 million Won, respectively.

In addition to loans securitized as described in Note 11, the Company sold loans with an aggregate principal balance of 1,193,150 million Won, 1,160,813 million Won and 265,266 million Won in the years ended December 31, 2004, 2005 and 2006, respectively, including the mortgage loans sold as described above. The Company retained no interests in these loans sold. Gains and losses recognized in connection with these sales of loans and subsequently recognized in connection with settlement of loan sales in prior years are presented in Notes 27 and 28. There were no recourse obligations assumed by the Company for the sales of loans in the years ended December 31, 2004, 2005 and 2006.

In the year ended December 31, 2004, the Company received marketable equity securities having a fair value of 50,971 million Won through restructuring of eight loans with an aggregate book value of 99,198 million Won. The Company recognized aggregate direct charge-offs of 48,227 million Won in relation to these transactions in 2004. In the year ended December 31, 2005, the Company received marketable equity securities having a fair value of 553 million Won through restructuring of seven loans with an aggregate book value of 1,613 million Won. In 2005, the Company recognized aggregate direct charge-offs of 1,060 million Won with respect to these transactions. In the year ended December 31, 2006, the Company received marketable equity securities having a fair value of 7 million Won through restructuring of one loan with an aggregate book value of 137 million Won. In 2006, the Company recognized aggregate direct charge-offs of 130 million Won with respect to these transactions.

The following table sets forth information about the Company’s impaired loans as of December 31, 2004, 2005 and 2006. Impaired loans are those of which the Company believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan.

	Korean Won (in millions)
	2004	2005	2006
Impaired loans with an allowance	2,330,892	2,073,823	1,534,725
Impaired loans without an allowance	244,951	114,966	210,628

Total impaired loans	2,575,843	2,188,789	1,745,353

Allowance for impaired loans	(764,300)	(571,073)	(585,171)
Average balance of impaired loans during the year	3,062,115	2,441,753	1,935,143
Interest income recognized on impaired loans during the year (1)(2)	172,363	127,546	110,296

(1)

Had the impaired loans performed in accordance with their original terms, additional interest income of 92,811 million Won, 59,298 million Won and 66,983 million Won would have been recorded in 2004, 2005 and 2006, respectively.

(2)	Of these amounts, 16,653 million Won, 24,599 million Won and 14,166 million Won as of December 31, 2004, 2005 and 2006, respectively, relate to troubled debt restructurings.

As of December 31, 2004, 2005 and 2006, the Company had non-accrual loans, including commercial, consumer and credit card loans, of 2,973,139 million Won, 2,523,100 million Won and 2,567,427 million Won, respectively. Had interest on these loans been accrued, such interest would have amounted to 307,895 million Won, 210,924 million Won and 215,587 million Won for 2004, 2005 and 2006, respectively. Interest income, which is recognized on a cash-basis, related to non-accrual loans for the years ended December 31, 2004, 2005 and 2006 was 149,446 million Won, 109,419 million Won and 101,647 million Won, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

The changes in the allowance for credit losses for the years ended December 31, 2004, 2005 and 2006 are summarized as follows:

	Korean Won (in millions)
	Loans (1)	Credit-related commitments (2)	Repurchase obligations (2)(4)	Total
Allowance at January 1, 2004	2,833,675	457,777	134,753	3,426,205
Provisions (reversal of provisions) for credit losses	651,654	42,768	(10,053)	684,369
Charge-offs on repurchased loans	—	—	(102,857)	(102,857)
Allowance relating to credit-related commitments transferred to loans	274,818	(274,818)	—	—
Charge-offs (3)	(2,258,012)	—	—	(2,258,012)
Recoveries	322,089	—	—	322,089
Foreign exchange translation adjustment	(18,631)	—	—	(18,631)

Allowance at December 31, 2004	1,805,593	225,727	21,843	2,053,163

Provisions (reversal of provisions) for credit losses	308,499	(38,917)	(12,165)	257,417
Charge-offs on repurchased loans	—	—	(3,993)	(3,993)
Allowance relating to credit-related commitments transferred to loans	58,360	(58,360)	—	—
Allowance relating to disposal of Woori Securities Co., Ltd.	(15,353)	—	—	(15,353)
Charge-offs (3)	(848,456)	—	—	(848,456)
Recoveries	222,129	—	—	222,129
Foreign exchange translation adjustment	(6,236)	—	—	(6,236)

Allowance at December 31, 2005	1,524,536	128,450	5,685	1,658,671

Provisions (reversal of provisions) for credit losses	509,142	107,065	265	616,472
Charge-offs on repurchased loans	—	—	(4,972)	(4,972)
Allowance relating to credit-related commitments transferred to loans	14,770	(14,770)	—	—
Charge-offs (3)	(360,792)	—	—	(360,792)
Recoveries	174,484	—	—	174,484
Foreign exchange translation adjustment	(7,358)	—	—	(7,358)

Allowance at December 31, 2006	1,854,782	220,745	978	2,076,505

(1)	Loans held for sale are not subject to this reserve process.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(2)	The allowance for credit-related commitments and the allowance for repurchase obligations are included in “Other liabilities.”
(3)

When a loan is sold, the related allowance for loan losses is written off at the date of sale. Charge-offs include 612,584 million Won, 276,419 million Won and 89,986 million Won of allowance for loan losses written off relating to sale of loans in the year of 2004, 2005 and 2006, respectively.

(4)	When the transferor regains control over the transferred loans sold, the Company re-estimates the value of the repurchased loans based on the discounted cash flow method.

13. Direct Financing Leases

The Company originates direct financing leases on certain machinery, computers and various other equipment for customers in a variety of industries throughout Korea. Income attributable to the leases is initially recorded as unearned income and subsequently recognized as finance income using the effective interest method, over the term of the leases. Residual values are generally guaranteed by the lessee. The terms of the leases are generally from 5 to 11 years. The components of the net investment in direct financing leases as of December 31, 2005 and 2006, which are included in “Loans,” are summarized as follows:

	Korean Won (in millions)
	2005	2006
Gross lease payments receivable	75,481	35,320
Unearned income	(6,702)	(4,892)

Total	68,779	30,428

The scheduled maturities of minimum lease payments as of December 31, 2006, expressed as a percentage of the total, were approximately as follows:

2006
Due in 2007	64.32%
Due in 2008	25.14%
Due in 2009	5.27%
Due in 2010	5.27%

100.00%

14. Premises and Equipment, Net

Premises and equipment, net as of December 31, 2005 and 2006 were as follows:

	Korean Won (in millions)
	2005	2006
Land	1,111,724	1,147,728
Building	924,833	982,130
Equipment and furniture	726,987	814,899
Leasehold improvements	172,231	217,983
Construction in progress	716	5,423
Capitalized leases	57,409	55,030

Total	2,993,900	3,223,193
Less: Accumulated depreciation	(934,124)	(1,074,390)

Premises and equipment, net	2,059,776	2,148,803

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Depreciation expense of premises and equipment for the years ended December 31, 2004, 2005 and 2006 was 196,225 million Won, 169,989 million Won and 154,850 million Won, respectively.

Capitalized leases are principally related to equipment leased for the Company’s data processing purposes. Accumulated depreciation on such capitalized leases as of December 31, 2005 and 2006 amounted to 34,403 million Won and 37,534 million Won, respectively.

15. Goodwill and Other Intangible Assets

Goodwill and other intangible assets as of December 31, 2005 and 2006 consisted of the following:

	Korean Won (in millions)
	2005	2006
Goodwill	47,989	38,336
Core deposit intangible assets, net of accumulated amortization of 745,191 million Won in 2005 and 653,816 million Won in 2006.	17,974	1,847
Capitalized software costs, net of accumulated amortization of 75,384 million Won in 2005 and 119,300 million Won in 2006.	134,964	121,274
Other, net of accumulated amortization of 19,525 million Won in 2005 and 54,664 million Won in 2006.	34,315	132,468

Total	235,242	293,925

The goodwill balances of 47,989 million Won and 38,336 million Won as of December 31, 2005 and 2006, respectively, were related to the Woori Bank segment resulting from the acquisition of Panasia on September 11, 2003 and the acquisition of South Coast on December 5, 2005, and related to the other segment resulting from the acquisition of LG Investment Trust Management Co., Ltd. (see Note 3).

Changes in the goodwill balance during the years ended December 31, 2004, 2005 and 2006 were as follows:

	Korean Won (in millions)
	Woori Bank segment	Other segment	Total
Balance as of January 1, 2004	24,571	—	24,571
Foreign exchange translation adjustment	(3,159)	—	(3,159)

Balance as of December 31, 2004	21,412	—	21,412

Goodwill recorded	3,063	26,196	29,259
Goodwill impaired	(2,050)	—	(2,050)
Foreign exchange translation adjustment	(632)	—	(632)

Balance as of December 31, 2005	21,793	26,196	47,989

Disposal of investment securities	—	(7,859)	(7,859)
Foreign exchange translation adjustment	(1,794)	—	(1,794)

Balance as of December 31, 2006	19,999	18,337	38,336

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

The Company performs annual impairment tests on goodwill and 2,050 million Won of impairment loss was recorded in 2005. No impairment charges were recorded in 2004 and 2006.

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

The core deposit intangible assets are amortized over 5 to 10 years, on an accelerated basis. The weighted-average amortization period for the core deposit intangible assets as of December 31, 2006 was approximately 7 years. Capitalized software is being amortized over 3 to 5 years. Amortization of other intangible assets for the years ended December 31, 2004, 2005 and 2006 was as follows:

	Korean Won (in millions)
	2004	2005	2006
Core deposit intangible assets	40,760	19,603	15,944
Capitalized software costs	23,897	40,689	43,916
Other	7,353	7,318	35,139

Total	72,010	67,610	94,999

The amortization schedule of core deposit intangible assets, capitalized software costs and miscellaneous intangible assets for the remaining periods is as follows:

	Korean Won (in millions)
	2007	2008	2009	2010	After 2010	Total
Core deposit intangible assets	274	274	274	274	751	1,847
Capitalized software costs	45,570	38,640	26,206	6,801	4,057	121,274
Other	35,195	34,531	27,928	27,690	7,124	132,468

Amortization expense is included in “Depreciation and amortization expense.”

16. Other Assets

Other assets as of December 31, 2005 and 2006 consisted of the following:

	Korean Won (in millions)
	2005	2006
KDIC receivable	256,973	—
Other accounts receivable	391,408	377,439
Domestic exchange settlements debits	471,004	645,686
Security deposits	991,371	1,052,343
Prepaid expenses	60,443	91,522
Prepaid corporate income tax	7,728	8,240
Deferred tax assets, net (see Note 31)	723,949	497,853
Other	132,803	191,991

Total	3,035,679	2,865,074

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

KDIC receivable was related to assets and liabilities transferred to Woori Investment Bank (merged into Woori Bank, see Note 1) from four bankrupt merchant banks pursuant to a contract arranged between the FSC and Woori Investment Bank. Pursuant to the contract, the Company collected the total receivable of 256,973 million Won from KDIC on January 2, 2006.

17. Deposits

Deposits as of December 31, 2005 and 2006 were as follows:

	Korean Won (in millions)		Weighted average rate paid for 2006
	2005	2006
Interest bearing deposits:
Interest bearing demand deposits	23,031,178	25,808,900	0.23%
Savings deposits	12,672,582	11,239,581	3.37%
Certificate of deposit accounts	7,879,896	15,190,756	4.64%
Other time deposits	55,357,560	68,926,089	4.16%
Mutual installment deposits	667,720	522,558	3.65%

Gross interest-bearing deposits	99,608,936	121,687,884	3.24%
Less: Discount	(10)	—

	99,608,926	121,687,884
Non-interest bearing deposits:
Non-interest bearing demand deposits	4,537,989	4,851,466

Total deposits	104,146,915	126,539,350	3.14%

Deposits with consolidated trust accounts, which were 1,898,532 million Won and 1,882,569 million Won as of December 31, 2005 and 2006, respectively, are included in interest bearing deposits (see Note 41). Mutual installment deposits include interest bearing accounts offered by the Company, which enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Company. Prior to qualifying for a loan, a customer must make the required monthly deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from the Company, but loan amounts and terms are not as favorable as those associated with a loan request made after completing the deposit contract term.

The aggregate amount of time deposit accounts (including certificates of deposit) in denominations of 100 million Won or more at December 31, 2005 and 2006 were 41,417,295 million Won and 59,183,261 million Won, respectively.

As of December 31, 2005 and 2006, the aggregate amount of demand deposits that have been reclassified as loan balances, such as overdraft, were 387,508 million Won and 355,556 million Won, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

The contractual schedule of maturities of certificate of deposit accounts, other time deposits and mutual installment deposits as of December 31, 2006 was as follows:

Korean Won (in millions)
Due in 2007	73,000,242
Due in 2008	7,200,742
Due in 2009	1,393,320
Due in 2010	810,220
Due in 2011	136,739
Thereafter	2,098,140

Gross total	84,639,403
Less: Discount	—

84,639,403

KDIC provides deposit insurance up to a total of 50 million Won per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of the deposit. In connection with the insurance, the Company paid deposit insurance fees in the amount of 129,898 million Won, 133,824 million Won and 146,431 million Won for the years ended December 31, 2004, 2005 and 2006, respectively.

18. Other Borrowed Funds

A summary of other borrowed funds as of December 31, 2005 and 2006 is presented below.

	Korean Won (in millions)
	2005		2006
	Outstanding balance	Weighted average interest rate	Outstanding balance	Weighted average interest rate
The Holding Company
Borrowings in Won	150,000	3.89%	—	—

Subsidiaries
Borrowings from the BOK	1,466,281	2.00%	1,363,295	2.46%
Borrowings in foreign currency	5,576,771	2.42%	7,191,468	3.72%
Borrowings from trust accounts	764,478	3.05%	1,591,324	3.69%
Other borrowings	1,951,846	4.43%	1,878,808	6.92%

Sub total	9,759,376	2.81%	12,024,895	4.14%

Total other borrowed funds	9,909,376	2.82%	12,024,895	4.14%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year. Certain securities have been pledged as collateral in connection with borrowings from the BOK (see Notes 9 and 36).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

19. Secured Borrowings

The Company transferred certain non-performing loans, debt securities and other assets to SPEs, which in turn issued beneficial interests collateralized by such loans, debt securities and other assets. In accordance with SFAS No. 140, these transactions have been accounted for as secured borrowings. As a result, the loans, securities, and other assets collateralizing these borrowings are included in “Loans,” “Trading securities,” “Available-for-sale securities,” or “Other assets,” respectively, and the beneficial interests issued by the SPEs, which pay interest rates ranging from 1.2% to 60.0% per annum, are included in “Secured borrowings.”

A summary of the secured borrowings and relevant collateral as of December 31, 2005 is presented as follows:

				2005
					Collateral (1)
		Annual interest (%)	Maturity	Secured borrowings	Loans	Securities	Other
Hanvit 9th ABS	Senior & subordinated collateralized bond obligation	14.0	2006	5,750	—	1,855	—
CKH Investment	”	10.0 -60.0	2006	9,054	—	2,828	—
Woori Ship Mortgage 1st ABS	”	7.0 - 7.3	2006~2007	35,000	40,605	—	536
Woori Ship Mortgage 2-2 ABS	”	4.5 - 5.2	2006~2010	201,000	173,517	—	2,873
Woori Aircraft Mortgage 1st	”	7.1 - 8.0	2006~2009	27,000	22,052	—	600
Swan SF	”	3.7 - 4.4	2006	176,344	163,419	—	69,697
Securities sold under repurchase agreement in Won		1.3 - 5.7	2006	1,674,121	—	1,888,613	—
Collateralized borrowings in Won		5.1 - 6.31	2006~2007	90,398	—	76,118	40,211
Securities sold under repurchase agreement in foreign currency		1.62	2006	3,502	—	3,772	—
Collateralized borrowings in foreign currency		4.8 - 7.0	2006~2009	335,081	—	428,205	—

Gross secured borrowings				2,557,250	399,593	2,401,391	113,917
Discount				(645)	—	—	—

Total secured borrowings, net				2,556,605	399,593	2,401,391	113,917

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

A summary of the secured borrowings and relevant collateral as of December 31, 2006 is presented as follows:

				2006
				Secured borrowings	Collateral (1)
		Annual interest (%)	Maturity		Loans	Securities	Other
Hanvit 9th ABS	Senior & subordinated collateralized bond obligation	14.0	2007	5,750	—	987	—
CKH Investment	”	10.0~60.0	2007	8,494	—	—	—
Woori Ship Mortgage 1st ABS	”	7.3	2007	15,000	30,772	—	71
Woori Ship Mortgage 2-2 ABS	”	4.9 - 5.2	2007~2010	193,000	153,263	—	1,426
Woori Aircraft Mortgage 1st	”	7.5 - 8.0	2007~2009	21,500	15,857	—	341
Swan SF	”	4.7 - 4.9	2007	145,644	118,765	—	3,848
Woori Swan	”	4.7 - 4.9	2007	114,300	—	—	1,528
Woori Frontier	”	1.2 - 4.9	2007	501,900	—	506,197	7,431
Woori TY ABS	”	4.1 - 4.7	2007~2009	47,000	64,081	—	2
Securities sold under repurchase agreement in Won		2.0 - 5.3	2007~2008	1,337,799	—	2,225,972	—
Collateralized borrowings in Won		5.1 - 11.0	2007~2011	102,946	26,574	30,061	73,387
Collateralized borrowings in foreign currency		0.7 - 0.9	2007~2009	136,983	—	329,177	—

Gross secured borrowings				2,630,316	409,312	3,092,394	88,034
Discount				(1,459)	—	—	—

Total secured borrowings, net				2,628,857	409,312	3,092,394	88,034

(1)	Carrying value

In addition to the above collateral, the SPEs also held cash and cash equivalents and other bank deposits of 2,194 million Won and 2,307 million Won as of December 31, 2005 and 2006, respectively, which have been collected from the loans, securities and other assets. Those cash and cash equivalents and other bank deposits are required to be used to repay the related borrowings when due and are included in “Cash and cash equivalents” and “Interest bearing deposits in other banks” in the consolidated balance sheets.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

The combined aggregate amount of contractual maturities of all secured borrowings as of December 31, 2006 was as follows:

Korean Won (in millions)
Due in 2007	2,230,025
Due in 2008	137,128
Due in 2009	77,163
Due in 2010	182,000
Due in 2011	4,000

Gross secured borrowings	2,630,316
Less: Discount	(1,459)

2,628,857

20. Long-Term Debt

The following table is a summary of long-term debt (net of unamortized original issue discount) as of December 31, 2005 and 2006:

	Korean Won (in millions)
	2006		2005	2006
	Interest	Maturity
Senior
Holding Company
Won currency
Finance debentures	3.5%~6.1%	2007~2010	2,150,000	1,850,000

Subsidiaries
Won currency
Notes payable to government funds	0.0%~8.3%	2007~2017	249,264	278,554
Floating rate notes payable to government funds (1)	0.0%~5.0%	2007~2022	2,149,985	2,323,232
Floating rate notes payable to Seoul Municipal Government (1)	0.0%~3.8%	2007~2019	1,103,481	1,267,637
Notes payable to other municipal government	0.0%~6.0%	2007~2015	351,274	349,701
Floating rate notes payable to other municipal government (1)	0.0%~5.1%	2007~2017	457,208	527,477
Notes payable to Industrial Bank of Korea	2.7%~4.0%	2007~2013	6,738	4,610
Floating rate notes payable to Industrial Bank of Korea (1)	3.8%~4.0%	2007~2013	60,830	45,974
Notes payable to other banks	2.0%~5.3%	2007~2014	92,682	123,507
Floating rate notes payable to other banks (1)	3.0%~4.1%	2007~2013	58,293	24,763
Floating rate obligations under capital leases (1)	4.5%~6.4%	2007~2010	26,729	19,032
Finance debentures	3.5%~10.1%	2007~2021	9,230,735	15,640,834
Floating rate finance debentures (1)	3.8%~7.9%	2007~2016	555,767	1,324,624

Sub total			14,342,986	21,929,945

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Korean Won (in millions)
	2006		2005	2006
	Interest	Maturity
Foreign currency
Notes payable to Ministry of Finance and Economics	5.9%	2013	2,089	1,677
Notes payable to Industrial Bank of Korea	2.1%~2.6%	2008	14,628	15,182
Floating rate notes payable to KDB (1)	2.4%	2007	7,018	8,377
Floating rate notes payable to other banks (1)	0.6%~6.9%	2007~2013	459,410	1,212,134
Floating rate finance debentures (1)	4.0%~8.5%	2007~2013	451,781	1,078,923
Mid-term note	1.6%~5.4%	2007~2010	1,824,628	1,495,484

Sub total			2,759,554	3,811,777

Subordinated
Subsidiaries
Won currency
Finance debentures	5.0%~10.3%	2007~2014	2,017,277	3,186,595

Floating rate finance debentures (1)	5.8%	2012	—	50,000

Sub total			2,017,277	3,236,595

Foreign currency
Finance debentures	4.9%~6.1%	2013~2016	607,800	1,488,952

Gross long-term debt			21,877,617	32,317,269

Add: Premium			—	261

Less: Discount			(27,923)	(19,719)

			21,849,694	32,297,811

(1)	Interest rates on floating rate debt are those rates in effect at December 31, 2006.

Long-term debt is predominately denominated in Won, U.S. dollars or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Inter-Bank Offered Rate, which are reset on a monthly, semi-annual or quarterly basis, or the monthly Public Fund Prime Rate published by the Korean government. The weighted-average interest rate for long-term debt was 4.78% and 4.90% as of December 31, 2005 and 2006, respectively.

The combined aggregate amount of contractual maturities of all long-term debt as of December 31, 2006 was as follows:

Korean Won (in millions)
Due in 2007	6,821,464
Due in 2008	9,697,474
Due in 2009	6,571,259
Due in 2010	2,689,488
Due in 2011	1,154,280
Thereafter	5,383,304

Gross long-term debt	32,317,269
Add: Premium	261
Less: Discount	(19,719)

32,297,811

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

The Company issued convertible debentures in Won and foreign currency during 2003 based on the Agreement and all of these convertible debentures issued were converted during 2004 and 2005. Accordingly, there were no convertible debentures as of December 31, 2006.

Details of the conversion in 2004 were as follows:

Convertible debenture series	Convertible Bond 6-3	Convertible Bond 6-4
Face value	US$39,000,000	20,000 million Won
Issue price	US$39,000,000	20,000 million Won
Conversion date	November 4, 2004 and December 2, 2004	December 21, 2004
Currency	Foreign currency	Won currency
Converted by	Lehman Brothers International Europe	Lehman Brothers International Europe
Number of common stock issued	666,301 shares on November 4, 2004 and 7,995,613 shares on December 2, 2004	3,717,472 shares
Conversion price per share	5,380 Won	5,380 Won
Conversion exchange rate per US$1	1,194.9 Won	—
Increase of capital stock	43,310 million Won	18,587 million Won
Increase of paid-in capital in excess of par value	4,435 million Won	2,451 million Won

Details of the conversion in 2005 were as follows:

Convertible debenture series	Convertible Bond 6-1	Convertible Bond 6-2	Convertible Bond 6-5
Face value	US$36,000,000	US$16,000,000	US$1,000,000
Issue price	US$36,000,000	US$16,000,000	US$1,000,000
Conversion date	March 11, 2005	February 17, 2005	March 11, 2005
Currency	Foreign currency	Foreign currency	Foreign currency
Converted by	Lehman Brothers International Europe	Lehman Brothers International Europe	Lehman Brothers International Europe
Number of common stock issued	5,914,180 shares	3,481,173 shares	164,429 shares
Conversion price per share	7,313 Won	5,588 Won	7,228 Won
Conversion exchange rate per US$1	1,201.4 Won	1,215.8 Won	1,188.5 Won
Increase of capital stock	29,571 million Won	17,406 million Won	822 million Won
Increase of paid-in capital in excess of par value	9,028 million Won	5,098 million Won	211 million Won

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

21. Other Liabilities

Other liabilities as of December 31, 2005 and 2006 consisted of the following:

	Korean Won (in millions)
	2005	2006
Accrued severance benefits	376,187	283,299
Allowance for credit-related commitments	128,450	220,745
Allowance for repurchase obligations	5,685	978
Accounts payable	155,604	231,373
Unearned income	100,052	121,709
Tax withholdings and income tax payable	321,197	337,887
Deferred tax liabilities (see Note 31)	—	27,129
Security deposits received	116,852	122,785
Due to agencies	892,523	543,146
Domestic exchange settlements credits	1,505,125	1,646,334
Foreign exchanges	340,229	291,652
Account for agency business	126,354	134,330
Other	310,350	569,432

Total	4,378,608	4,530,799

22. Minority Interest

Minority interest represents the equity for the outstanding voting stock of subsidiaries not owned by the Company (see Note 39). The changes in minority interest in 2004, 2005 and 2006 consisted of minority interest in net income of subsidiaries, minority interest in changes in other comprehensive income of subsidiaries and changes in minority interest resulting from changes in the ownership percentage of the Company in Woori Securities Co., Ltd. (merged with LG Investment & Securities Co., Ltd. and was renamed Woori Investment & Securities Co., Ltd. in 2005), Woori First Private Equity, L.P., Woori Credit Suisse Asset Management Co., Ltd. and Woori Capital Advisors Asset Management Co., Ltd. (renamed Woori SB Asset Management Co., Ltd.) (see Note 3).

23. Common Stock

Capital stock

The Company has 2,400 million authorized shares of common stock with a 5,000 Won par value, of which 806,015,340 shares were issued and 806,012,785 shares, net of 2,555 shares of treasury stock, were outstanding as of December 31, 2006. 806,015,340 shares were issued and 806,012,790 shares, net of 2,550 shares of treasury stock, were outstanding as of December 31, 2005. The Company’s common stock owned by KDIC totaled to 628,458,609 shares (77.97%, not considering the treasury stock) as of December 31, 2005 and 2006.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

The changes in the capital stock of the Company in 2004, 2005 and 2006 were as follows:

		Korean Won (in millions)
Description	Number of shares issued	Capital stock	Paid-in capital in excess of par value
January 1, 2004	775,504,910	3,877,525	58,072
Issue of new shares on June 18, 2004	8,571,262	42,856	13,064
Exercise of conversion rights during 2004	12,379,386	61,897	6,886

December 31, 2004	796,455,558	3,982,278	78,022
Exercise of conversion rights during 2005	9,559,782	47,799	14,337

December 31, 2005	806,015,340	4,030,077	92,359

December 31, 2006	806,015,340	4,030,077	92,359

Treasury stock

Treasury stock is recorded at cost.

The Korean Commercial Law requires companies involved in business combination transactions to obtain the approval of a company's stockholders and to provide an opportunity for dissenting stockholders to exercise appraisal rights. Upon exercise of the appraisal rights, these companies would be required to purchase stock from those stockholders at a predetermined price.

Prior to the acquisition of the minority interests of Woori Securities Co., Ltd. (merged with LG Investment & Securities Co., Ltd. and renamed Woori Investment & Securities Co., Ltd. in 2005) by the Holding Company in 2004 (see Note 3), Woori Securities Co., Ltd. purchased 7,972,301 shares of its common stock from dissenting stockholders. These shares and other common stock previously purchased and held by Woori Securities Co., Ltd. as its treasury stock were exchanged for the Holding Company's common stock at an exchange ratio of one common share of Woori Securities Co., Ltd. into 0.55 common share of the Holding Company, and became the Company's treasury stock which totaled to 7,298,279 shares. Subsequently, the Company reissued 6,835,732 shares and 459,997 shares of its treasury stock in 2004 and 2005, respectively, and the treasury stock of the Company totaled 2,550 shares as of December 31, 2005. In 2006, the Holding Company acquired five odd-lots and, accordingly, the treasury stock of the Company totaled 2,555 shares as of December 31, 2006.

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

The capital injection was considered taxable income in Korea and was recorded net of the applicable tax effect.

The components of and changes in APIC in 2004, 2005 and 2006 consisted of the following:

	Korean Won (in millions)
	2004		2005		2006
	APIC	Deficit equity	APIC	Deficit equity	APIC	Deficit equity
Balance, beginning of year	6,514,855	(1,869,134)	6,556,995	(1,569,147)	6,563,115	(1,562,567)
Issuance of common stock	13,064	—	—	—	—	—
Exercise of conversion rights	6,886	—	14,337	—	—	—
Capital transactions of affiliates	2,372	—	(5,595)	—	—	—
Reduction of deficit equity relating to the use of pre-acquisition NOL carryforwards, etc.	—	299,987	—	6,580	—	—
Stock compensation costs	1,100	—	(2,622)	—	—	—
Reissuance of treasury stock	18,718	—	—	—	—	—

Balance, end of year	6,556,995	(1,569,147)	6,563,115	(1,562,567)	6,563,115	(1,562,567)

Total		4,987,848		5,000,548		5,000,548

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

25. Retained earnings (Accumulated Deficit)

Retained earnings (accumulated deficit) consisted of the following as of December 31, 2005 and 2006:

	Korean Won (in millions)
	2005	2006
Appropriated retained earnings:
Legal reserve	782,213	1,105,014
Other statutory reserves	14,188	16,622
Accumulated deficit	(1,844,860)	(541,829)

Total	(1,048,459)	579,807

The General Banking Act requires the Company to appropriate as a legal reserve an amount equal to a minimum of 10% of annual net income of each individual legal entity within the consolidated group of companies until such reserve equals 100% of its paid-in capital. Although the Company as a consolidated group has an aggregate accumulated deficit in 2005, a legal reserve has been recorded related to consolidated subsidiaries which have recorded net income in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). This reserve is not available for payment of cash dividends but may be transferred to capital stock or used to reduce an accumulated deficit, if any, by an appropriate resolution of the Company’s board of directors.

The Company’s branches in Japan, Vietnam and Bangladesh are required to appropriate a statutory reserve. This reserve, included in the other statutory reserves, is used only to reduce any accumulated deficit related to the branches in Japan, Vietnam and Bangladesh.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

26. Accumulated Other Comprehensive Income, Net of Tax

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2004, 2005 and 2006, the non-owner equity changes were composed of foreign currency translation adjustments and unrealized holding gains and losses on investment securities. Below are the components of accumulated other comprehensive income and the related tax effects allocated to each component for the years ended December 31, 2004, 2005 and 2006.

	Korean Won (in millions)
	Foreign currency translation adjustments	Net unrealized holding gains on investment securities	Accumulated other comprehensive income, net of tax
Balance, January 1, 2004	(1,072)	126,471	125,399

Foreign currency translation adjustments, net of tax of 6,479 million Won	(17,082)	—	(17,082)
Net unrealized holding gains arising on investment securities, net of tax of 68,885 million Won	—	181,607	181,607
Reclassification adjustment for gains included in net income, net of tax of 21,751 million Won	—	(57,344)	(57,344)

Current period change	(17,082)	124,263	107,181

Balance, December 31, 2004	(18,154)	250,734	232,580

Foreign currency translation adjustments, net of tax of 6,276 million Won	(3,726)	—	(3,726)
Net unrealized holding gains arising on investment securities, net of tax of 62,811 million Won	—	165,509	165,509
Reclassification adjustment for gains included in net income, net of tax of 21,131 million Won	—	(55,444)	(55,444)

Current period change	(3,726)	110,065	106,339

Balance, December 31, 2005	(21,880)	360,799	338,919

Foreign currency translation adjustments, net of tax of 2,178 million Won	(7,076)	—	(7,076)
Net unrealized holding gains arising on investment securities, net of tax of 220,533 million Won	—	581,404	581,404
Reclassification adjustment for gains included in net income, net of tax of 36,871 million Won	—	(97,386)	(97,386)

Current period change	(7,076)	484,018	476,942

Balance, December 31, 2006	(28,956)	844,817	815,861

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

27. Non-Interest Income

The components of non-interest income for the years ended December 31, 2004, 2005 and 2006 were as follows:

	Korean Won (in millions)
	2004	2005	2006
Trust fees, net	39,508	13,182	23,616

Fees and commission income
From credit cards	304,816	364,718	357,464
From currency transfers	482,623	619,219	815,185
From letters of credit	66,517	84,594	83,675
Other	224,558	134,200	140,836

	1,078,514	1,202,731	1,397,160

Trading revenue, net
Debt securities	107,069	(44,582)	29,902
Equity securities	11,048	121,978	12,027
Beneficiary certificates	6,151	10,458	(572)
Foreign exchange spot contracts	234,914	18,929	204,881
Derivative instruments	76,625	149,516	84,893

	435,807	256,299	331,131

Investment securities gain (loss), net (1)
Debt securities	(22,677)	(1,470)	1,078
Equity securities	107,277	244,647	458,061
Beneficiary certificates	43,341	998	3,353

	127,941	244,175	462,492

Other non-interest income
Gain on disposal of premises and equipment	20,064	3,793	4,233
Gain on sales of loans	1,059	1	13,133
Other	250,064	195,750	192,081

	271,187	199,544	209,447

Total non-interest income	1,952,957	1,915,931	2,423,846

(1)	Impairment losses on investment securities for the years ended December 31, 2004, 2005 and 2006 were 130,036 million Won, 55,278 million Won and 72,524 million Won, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

28. Non-Interest Expense

The components of non-interest expense for the years ended December 31, 2004, 2005 and 2006 were as follows:

	Korean Won (in millions)
	2004	2005	2006
Salaries and employee benefits
Salaries and other benefits	867,686	887,820	988,132
Provision for accrued severance benefits	110,699	120,799	108,037

	978,385	1,008,619	1,096,169

Depreciation and amortization
Depreciation on premises and equipment	196,225	169,989	154,850
Amortization on other intangible assets	72,010	67,610	94,999

	268,235	237,599	249,849

Other administrative expenses	778,034	826,750	860,181

Fees and commissions
Paid on remittances and collections	129,525	110,335	87,394
Paid on letters of credit	14,050	16,168	18,437
Paid on credit cards	98,976	87,336	110,630

	242,551	213,839	216,461

Other non-interest expense
Loss on disposal of premises and equipment	6,929	5,718	3,550
Loss on sales of loans	12,657	44,824	38,236
Other	522,553	595,937	633,526

	542,139	646,479	675,312

Total non-interest expense	2,809,344	2,933,286	3,097,972

Other administrative expenses consist mainly of rent, outside service fees, and advertisement.

29. Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS 123R(Revised 2004), using the modified prospective method of transition. This method requires the provisions of SFAS 123R be applied to new awards and awards modified, repurchased or cancelled after the effective date. SFAS 123R also requires compensation cost related to share-based payments to employees to be recognized in the financial statements based on their fair value. Additionally, compensation expense attributable to any unvested awards outstanding at the date of adoption must be recognized over the remaining requisite service period. The adoption of SFAS 123R did not have a significant impact on the Company’s financial position, operating results or cash flows.

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

ratio and net income to total assets ratio by 15%, 15% and 10%, respectively. In 2005, the related performance targets were evaluated and 420,000 shares of the Type B awards granted and outstanding were vested. The stock compensation awards are exercisable during a three-year period beginning after three years from the grant date.

The original terms of the awards at the grant date were that upon exercise of the awards, the Company had the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock. In 2003 and 2004, these awards were regarded as awards that called for settlement by issuing common stock, and the compensation expense was computed using the fair value method based on the Black-Scholes option pricing model and credited to APIC. However, by resolution of the board of directors of the Holding Company on November 23, 2005, the original terms were modified. The awards granted by the Company and outstanding as of December 31, 2005 may only be settled upon exercise by paying the difference between the market price and the exercise price in cash in accordance with the modified terms. Accordingly, the amount previously recorded as APIC was reclassified to accrued expense, and incremental compensation expense was calculated using the intrinsic value method and credited to accrued expense in 2005 under SFAS 123.

Information about stock compensation awards outstanding as of December 31, 2006 is as follows:

Description	Type A awards	Type B awards
Settlement method	Cash settlement	Cash settlement
Exercise price	11,921 Won	6,800 Won
Granted	936,000 shares	624,000 shares
Exercised	454,000 shares	310,750 shares
Cancelled (1)	216,000 shares	141,000 shares
Forfeited (2)	—	63,000 shares

Outstanding as of December 31, 2006	266,000 shares	109,250 shares

(1)	Awards granted to directors who retired before their awards vested were cancelled by the resolution of the board of the directors of the Company.
(2)	63,000 shares of Type B awards were forfeited in 2005 as a result of evaluation of the related performance targets.

Changes in the number of stock compensation awards outstanding in the years ended December 31, 2004, 2005 and 2006 were as follows:

	2004		2005		2006
Description	Number of stock compensation awards	Weighted average exercise price per share (Won)	Number of stock compensation awards	Weighted average exercise price per share (Won)	Number of stock compensation awards	Weighted average exercise price per share (Won)
Awards outstanding, beginning of year	1,350,000	9,873	1,260,000	9,873	843,750	10,114
Exercised	—	—	(296,250)	9,808	(468,500)	9,861
Cancelled (1)	(90,000)	9,873	(57,000)	9,873	—	—
Forfeited	—	—	(63,000)	6,800	—	—

Awards outstanding, end of year	1,260,000	9,873	843,750	10,114	375,250	10,430

Exercisable at year end	—	—	843,750	10,114	375,250	10,430

(1)	Awards granted to directors who retired before their awards vested were cancelled by the resolution of the board of the directors of the Company.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Compensation expenses for the years ended December 31, 2004, 2005 and 2006 were as follows:

For the year ended December 31,	Korean Won (in millions)
	Type A awards	Type B awards	Total
2004	514	586	1,100
2005	3,753	4,265	8,018
2006	188	114	302

For the purpose of computing the compensation expenses for the year ended December 31, 2006, the Company estimated the fair value of stock compensation awards using the Black-Scholes option pricing model at the measurement date. The model requires the use of numerous assumptions, many of which are highly subjective in nature. The assumptions used for the purpose of estimating the fair value of stock compensation awards at the grant date were as follows:

Description	Application
Discount rate	Yield (4.83%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 31, 2006
Expected exercising period	1.0 year (average holding period)
Expected dividend income ratio	0.00%
Expected volatility of stock price	6.99%, which is the annualized standard deviation of expected stock investment yield based on continuous compounded method
Fair value of Type A awards	10,132 Won per share
Fair value of Type B awards	15,010 Won per share

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

Management of the Company believes that as of December 31, 2006, each of the Bank Subsidiaries met all capital adequacy requirements to which they are subject. Events beyond management’s control, such as fluctuations in interest rates or a downturn in the economy in areas in which the Bank Subsidiaries’ loans or securities are concentrated, could adversely affect future earnings and consequently, each of the Bank Subsidiaries’ abilities to meet its future capital requirements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

The following capital ratios are calculated in accordance with the FSS guidelines, which are materially consistent with BIS guidelines, and each of the Bank Subsidiaries’ consolidated financial statements prepared in accordance with Korean GAAP, which may vary in certain significant respects from U.S. GAAP, as of December 31:

	Korean Won (in millions)
	2005
	Woori Bank	Kyongnam Bank	Kwangju Bank
Tier 1 Capital	7,252,980	606,429	500,572
Tier 2 Capital	3,278,279	217,926	290,774
Less: Investment in non-consolidated equity investees (1)	(82,843)	(3,773)	—

Total risk-adjusted capital	10,448,416	820,582	791,346

Total risk-weighted assets	89,143,985	7,747,227	6,823,624
Tier 1 capital ratio	8.14%	7.83%	7.34%
Tier 2 capital ratio	3.68%	2.81%	4.26%
Total risk-based capital ratio	11.72%	10.59%	11.60%

	Korean Won (in millions)
	2006
	Woori Bank	Kyongnam Bank	Kwangju Bank
Tier 1 Capital	8,616,895	750,883	588,839
Tier 2 Capital	5,477,703	381,507	367,877
Less: Investment in non-consolidated equity investees (1)	(59,131)	(4,059)	—

Total risk-adjusted capital	14,035,467	1,128,331	956,716

Total risk-weighted assets	122,641,379	10,022,507	8,362,487
Tier 1 capital ratio	7.03%	7.49%	7.04%
Tier 2 capital ratio	4.47%	3.81%	4.40%
Total risk-based capital ratio	11.44%	11.26%	11.44%

(1)

Investment in non-consolidated equity investees engaged in banking and financial activities are deducted from total capital, but not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.

Effectively January 1, 2002, in addition to the existing capital ratio calculations, certain banks in Korea are required to report to the FSS an alternative set of capital ratios, taking into account market risk from equity securities, foreign exchange and derivative instruments. Among the Bank Subsidiaries, Woori Bank is subject to these reporting requirements, which are covered under the same existing minimum capital adequacy ratios.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Capital ratios of Woori Bank in accordance with the additional reporting requirements and Woori Bank’s consolidated financial statements prepared in accordance with Korean GAAP, which may vary in certain significant respects from U.S. GAAP, as of December 31, 2005 and 2006, were as follows:

	Korean Won (in millions)
	2005	2006
Tier 1 Capital	7,252,980	8,616,895
Tier 2 Capital (1)	3,195,436	5,396,393

Total risk-adjusted capital	10,448,416	14,013,288

Risk-weighted assets for credit risk	87,152,177	118,407,892
Risk-weighted assets for market risk	2,556,288	2,436,885

Total risk-weighted assets	89,708,465	120,844,777

Tier 1 capital ratio	8.09%	7.13%
Tier 2 capital ratio	3.56%	4.47%
Total risk-based capital ratio	11.65%	11.60%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from Tier 2 pursuant to the guidelines of the FSS.

The General Banking Act provides for a minimum paid-in capital of 100 billion Won for nationwide banks and 25 billion Won for regional banks.

Memorandum of Understanding between KDIC and Woori Subsidiaries

As a condition of the capital contributions and injections that were executed and made by KDIC into Woori Subsidiaries, each of Woori Subsidiaries entered into an Execution of Business Normalization Plan Memorandum of Understanding (“MOU”) with KDIC which also includes a business normalization plan, “required execution matters” and letter of undertaking as attachments. In the case of Woori Bank, the MOU entered into on December 30, 2000, superseded an MOU which was originally entered into with the FSC and KDIC on January 22, 1999. With the exception of specific targets set forth therein, the terms and conditions of the Execution of Business Normalization Plan MOU that applies to each subsidiary are substantially identical and primarily deal with each subsidiary’s obligations to implement its business normalization plan, which is a two-year plan renewed every two years until the MOU terminates, that was prepared by each subsidiary and approved by KDIC. Among Woori Subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank were subject to MOUs entered into with KDIC as of December 31, 2006. Woori Investment Bank and Woori Credit Card Co., Ltd., which had formerly entered into MOUs with KDIC, were merged into Woori Bank in 2003 and 2004, respectively (see Note 1), and the targets set forth in the MOU applying to Woori Bank were adjusted accordingly to reflect such mergers.

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

As of December 31, 2005 and 2006, all Woori Subsidiaries subject to MOUs entered into with KDIC met all the financial ratio targets set forth in the MOUs.

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

As of December 31, 2005 and 2006, the Holding Company met all the financial ratio targets set forth in the MOU.

31. Income Tax

The components of income tax expense (benefit) for the years ended December 31, 2004, 2005 and 2006 were as follows:

	Korean Won (in millions)
	2004	2005	2006
Current:
Domestic	118,956	314,778	537,776
Foreign	10,671	13,200	15,236

	129,627	327,978	553,012

Deferred:
Domestic	(521,458)	38,495	68,373
Foreign	(324)	(817)	(989)

	(521,782)	37,678	67,384

Total income tax expense (benefit)	(392,155)	365,656	620,396

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

Income tax is calculated for each individual entity in the Company. As a result, losses incurred by subsidiaries cannot be offset against profits earned by any other profitable company. The tax on the operating profit differs from the theoretical amount that would arise at the basic tax rate of Korea as follows:

	Korean Won (in millions)
	2004	2005	2006
Income before income tax expense and minority interest	1,881,746	2,178,217	2,573,808

Tax calculated at statutory tax rate (1)	558,879	599,010	707,797
Income not taxable for tax purposes	(42,738)	(53,933)	(73,972)
Expense not deductible for tax purposes	88,538	48,958	29,121
Decrease in valuation allowance affecting income tax expenses	(1,023,294)	(243,821)	(44,908)
Other	26,460	15,442	2,358

Income tax expense (benefit)	(392,155)	365,656	620,396

(1)	Statutory tax rates are 29.7% for income earned in the year ended December 31, 2004 and 27.5% for income earned in the year ended December 31, 2005 and 2006.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

The tax effects of temporary differences and NOLs that gave rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2005 and 2006 were as follows:

	Korean Won (in millions)
	2005	2006
Deferred tax assets:
Allowance for loan losses	159,996	178,912
Allowance for credit-related commitments	28,432	42,615
Valuation of trading securities	1,329	742
Valuation of investments	491,457	422,903
Derivatives valuation	3,136	13,764
Premises and equipment	26,780	27,379
Other temporary differences	95,879	169,436
NOL	488,101	364,902

Gross deferred tax assets	1,295,110	1,220,653
Less: Valuation allowance	(319,336)	(267,317)

Deferred tax assets	975,774	953,336

Deferred tax liabilities:
Interest income accrual	(35,897)	(62,381)
Valuation of trading securities	(54,663)	(44,577)
Valuation of investments	(20,033)	(27,202)
Derivatives valuation	(3,479)	(12,736)
Other temporary differences	(14,129)	(26,252)

Deferred tax liabilities excluding other comprehensive income related deferred tax liabilities	(128,201)	(173,148)

Other comprehensive income related deferred tax liabilities	(123,624)	(309,464)

Gross deferred tax liabilities	(251,825)	(482,612)

Net deferred tax assets	723,949	470,724

The changes in the valuation allowance in 2004, 2005 and 2006 were as follows:

	Korean Won (in millions)
	2004	2005	2006
Beginning of the year	2,052,565	603,838	319,336

Affecting deficit equity	(299,987)	(6,580)	—
Affecting core deposit intangible assets	(15,965)	(9,048)	—
Extinguishment of NOL carryforwards (1)	(109,481)	(25,053)	(7,111)
Affecting income tax expenses	(1,023,294)	(243,821)	(44,908)

End of the year	603,838	319,336	267,317

(1)	Extinguishment of NOL carryforwards of Woori Credit Card Co., Ltd. due to their merger into Woori Bank in 2004 (see Notes 1 and 40), and expiration of NOL carryforwards of Kwangju Bank in 2005.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

During the years 2001 through 2005 to the extent that certain of the deferred tax assets were realized, the valuation allowances were reduced and recorded as a reduction of deficit equity (see Note 24). The Company’s net deferred tax assets are based on the expectation of future taxable income and utilization of tax planning strategies. Based on these factors, management believes it is more likely than not that the Company will realize net deferred tax assets of 723,949 million Won and 470,724 million Won as of December 31, 2005 and 2006.

In 2004, based on management’s analysis, it was determined that the majority of the remaining valuation allowances were no longer needed. The tax benefits related to the reversal of the valuation allowance in connection with the acquisition of Woori Bank, due to the utilization of pre-acquisition NOL carryforwards and deductible temporary differences has been reflected as a reduction of deficit equity. Deficit equity and core deposit intangible assets were credited to reverse valuation allowances established in connection with the acquisition of Kyongnam Bank. Deficit equity was credited to reverse valuation allowances established in connection with the acquisition of Kwangju Bank. Additionally, in 2005, deficit equity and core deposit intangible assets were credited to reverse valuation allowances established in connection with the acquisition of Kwangju Bank. (see Note 24).

As of December 31, 2006, the Company has NOL carryforwards totaling 1,326,913 million Won that expire from 2007 to 2011. The valuation allowance recorded by the Company at December 31, 2006 mostly represents the NOL carryforwards which are more likely than not to expire unutilized.

32. Earnings Per Share

Basic EPS are calculated by dividing the net income applicable to common shares outstanding by the weighted average number of common shares deemed to be outstanding for the period. Diluted EPS is computed in a manner consistent with that of basic EPS while giving effect to all potentially dilutive common shares that were outstanding during the period, including stock compensation awards, bonds with detachable stock warrants and convertible debentures. Where the effect of this exercise or conversion would have been dilutive, net income available to common stockholders is adjusted by the applicable expenses on the potentially dilutive instruments. The adjusted net income is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilution resulting from the exercise of the Company’s stock compensation awards, bonds with detachable stock warrants and the conversion of convertible debentures.

In 2004 and 2005, stock compensation awards were excluded from the computation of diluted EPS due to their anti-dilutive effect. The total numbers of potential shares to be issued as of December 31, 2004 and 2005, assuming that all stock options were vested and exercised, were 1,260,000 shares and 843,750 shares, respectively. In addition, in 2006, stock compensation awards were excluded from the computation of diluted EPS due to modification of the original term. The awards granted by the Company and outstanding as of December 31, 2006

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

may only be settled upon exercise by paying the difference between the market price and the exercise price in cash in accordance with the modified terms. Convertible debentures were included in the computation of diluted EPS in 2004 and 2005. Due to no dilutive effect, diluted EPS is equal to basic EPS in 2006.

The following table is a summary of the computation of EPS for the years ended December 31, 2004, 2005 and 2006:

	Korean Won (In millions of Won, except per share amount)
	2004	2005	2006
Basic income per share:
Income before extraordinary item	2,272,627	1,805,895	1,950,672
Extraordinary item	62,728	—	—

Net income	2,335,355	1,805,895	1,950,672
Weighted average number of common shares outstanding (shares in thousands)	778,167	804,389	806,013
Basic income per share before extraordinary item	2,920	2,245	2,420
Basic income per share from extraordinary item	81	—	—

Basic net income per share	3,001	2,245	2,420

Diluted income per share:
Income before extraordinary item	2,272,627	1,805,895	1,950,672
Plus: expense related to convertible debentures, net of tax	3,354	206	—

Income before extraordinary item for purpose of computing diluted income per share	2,275,981	1,806,101	1,950,672
Extraordinary item	62,728	—	—

Net income	2,338,709	1,806,101	1,950,672
Weighted average number of common shares outstanding (shares in thousands)	778,167	804,389	806,013
Dilutive effect of convertible debentures (shares in thousands)	21,066	1,477	—

Weighted average number of common shares outstanding—assuming dilution (shares in thousands)	799,233	805,866	806,013
Diluted income per share before extraordinary item	2,848	2,241	2,420
Diluted income per share from extraordinary item	78	—	—

Diluted net income per share	2,926	2,241	2,420

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

Accrued employee severance plan obligations included in “Other liabilities” as of December 31, 2004, 2005 and 2006 were as follows:

	Korean Won (in millions)
	2004	2005	2006
Balance as of January 1,	219,826	308,530	376,290
Severance plan expense	110,699	120,799	108,037
Plan payments	(21,995)	(36,550)	(200,954)
Other (1)	—	(16,489)	—

Balance as of December 31,	308,530	376,290	283,373
Contribution to national pension fund	(359)	(103)	(74)

	308,171	376,187	283,299

(1)	Represents decrease due to the merger of Woori Securities Co., Ltd. into LG Investment & Securities Co., Ltd. (see Note 3).

The Company expects to make the following future severance payments to its employees upon their normal retirement age:

Korean Won (in millions)
Expected payments in 2007	89
Expected payments in 2008	69
Expected payments in 2009	221
Expected payments in 2010	429
Expected payments in 2011	2,791
Expected payments from 2012 to 2016	31,291

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement dates. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance payment”). Such withdrawal was included in the amount of plan payments. Total interim severance payments made by the Company were 2,521 million Won, 12,477 million Won and 194,886 million Won in 2004, 2005 and 2006, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

In addition to regular termination benefits, the Company paid special termination benefits of 21,095 million Won, 65,286 million Won and 20,995 million Won for the years ended December 31, 2004, 2005 and 2006, respectively, to 211 employees, 419 employees and 212 employees who accepted early retirement.

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

The estimated fair values of the Company’s financial instruments as of December 31, 2005 and 2006 were as follows:

	Korean Won (in millions)
	2005		2006
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	8,280,368	8,280,368	7,935,097	7,935,097
Restricted cash	375,667	375,667	243,427	243,427
Interest-bearing deposits in other banks	1,552,606	1,552,606	1,581,698	1,581,698
Call loans and securities purchased under resale agreements	1,425,644	1,425,644	940,422	940,422
Trading assets	4,889,202	4,889,202	7,575,932	7,575,932
Available-for-sale securities	18,287,971	18,287,971	28,173,900	28,173, 900
Held-to-maturity securities	9,637,804	9,613,695	8,613,679	8,594,607
Other investment assets	1,397,268	3,666,232	1,567,724	3,543,313
Loans, net	102,630,483	102,091,537	131,928,089	131,462,311
Due from customers on acceptances	355,471	355,471	266,765	266,765
Accrued interest and dividends receivable	702,681	702,681	865,329	865,329
Loans held for sale	43,778	43,778	75,960	75,960
Other assets—hedging derivatives	3,528	3,528	6,942	6,942
Other assets—security deposits	991,371	991,371	1,052,343	1,052,343
Financial liabilities:
Interest-bearing deposits	99,608,926	99,192,131	121,687,884	121,002,181
Non-interest bearing deposits	4,537,989	4,537,989	4,851,466	4,851,466
Call money	325,701	325,701	2,270,361	2,270,361
Trading liabilities	1,339,223	1,339,223	1,700,934	1,700,934
Acceptances outstanding	355,471	355,471	266,765	266,765
Other borrowed funds	9,909,376	9,909,376	12,024,895	12,024,895
Secured borrowings	2,556,605	2,554,364	2,628,857	2,628,208
Long-term debt	21,849,694	21,425,270	32,297,811	31,432,514
Accrued interest payable	1,720,562	1,720,562	2,339,753	2,339,753
Other liabilities—hedging derivatives	54,748	54,748	10,333	10,333
Other liabilities—security deposits received	116,852	116,852	122,785	122,785

The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit and other credit-related commitments are immaterial to the consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

35. Derivative Financial Instruments and Hedging Activities

In the normal course of business, the Company enters into derivatives and foreign exchange spot contracts to meet the financing needs of its customers. The total notional amounts of the derivative contracts that the Company entered into as of December 31, 2005 and 2006, respectively, were as follows:

	Korean Won (in millions)
	2005	2006
Interest rate derivatives	24,123,506	37,828,387
Foreign currency derivatives	42,886,355	61,516,572
Equity derivatives	4,078,423	2,866,666
Credit derivatives	60,780	246,344
Commodity derivatives	—	1,130,791

	71,149,064	103,588,760

The combined aggregate notional amount by contractual maturities of the derivative contracts as of December 31, 2006 was as follows:

	Korean Won (in millions)
	Due in one year or less	Due after one year through five years	Due after five years	Total
Interest rate derivatives	10,689,375	21,726,178	5,412,834	37,828,387
Foreign currency derivatives	46,171,326	13,441,409	1,903,837	61,516,572
Equity derivatives	2,257,758	606,854	2,054	2,866,666
Credit derivatives	9,296	144,088	92,960	246,344
Commodity derivatives	56,805	1,073,986	—	1,130,791

	59,184,560	36,992,515	7,411,685	103,588,760

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

The majority of the Company’s derivatives do not qualify as hedges pursuant to SFAS No. 133. Fair values of derivatives not qualifying for hedge accounting are reflected in “Trading assets” or “Trading liabilities” and any changes in fair values related to these derivatives transactions are reflected in “Trading revenue, net.” However, the fair values of derivatives qualifying for hedge accounting are included in “Other assets” or “Other liabilities” and the earnings impact of these fair value hedges and the change in fair value attributable to the risk being hedged for the hedged item are included in “Other non-interest income” or “Other non-interest expenses.”

36. Commitments and Contingencies

Legal proceedings

In the normal course of business, the Company has been named as a defendant in various lawsuits claiming damages amounting to 276 billion Won as of December 31, 2006. In October 2001 and October 2002, Hanvit Bank (renamed Woori Bank), two other domestic banks, and others were named as defendants in three lawsuits in the United States. The plaintiffs, Filler et al., Baker et al. and Stonington Partners, Inc. et al., alleged that the defendants aided and abetted Lernout & Hauspie Speech Products N.V. in the commission of an alleged fraud and were jointly liable for the losses arising from the Lernout & Hauspie Speech Products N.V.’s fraudulent financial statement presentation by aiding and assisting in such actions. However, on March 15, 2006, the court dismissed the complaints on the ground of insufficient evidence. In August 5, 2005, Woori Bank and three other domestic banks were named as defendants in another lawsuit in connection with this matter alleging damage of US$50 million. Scott L. Baena, the plaintiff and the Liquidation Trustee of the Lernout & Hauspie Speech Products N.V., alleged that the defendants assisted Lernout & Houspie Korea, a Korean subsidiary of Lernout & Hauspie Speech Products N.V., in falsely inflating its financial results by entering into certain transactions with Lernout & Houspie Korea and consequently harmed Lernout & Hauspie Speech Products N.V. The lawsuit is still in process. The Company has determined that a loss related to this matter is not probable at this time as defined by SFAS No. 5, “Accounting for Contingencies.” The Company has filed lawsuits asking for damages amounting to approximately 1,178 billion Won as of December 31, 2006.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Lease commitments

The Company leases certain office space and equipment under non-cancelable agreements. Future minimum rental commitments for non-cancelable leases as of December 31, 2006 were as follows:

	Korean Won (in millions)
	Capitalized leases	Operating leases
2007	7,972	80,683
2008	5,427	56,027
2009	5,574	55,356
2010	58	51,086
2011	—	50,654
2012 and thereafter	—	50,493

Total minimum lease payments	19,031	344,299

Amount representing interest	(1,213)

Present value of minimum lease payments	17,818

Total rental expense for the years ended December 31, 2004, 2005 and 2006 was 137,177 million Won, 124,858 million Won and 136,763 million Won, respectively.

In lieu of rent, certain lease agreements require the Company to advance a non-interest-bearing refundable deposit to the landlord for the landlord’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Company has recorded an equal amount of rent expense and interest income related to these leases of 36,521 million Won, 32,635 million Won and 34,492 million Won on deposit balances of 961,077 million Won, 971,345 million Won and 1,028,309 million Won for the years ended December 31, 2004, 2005 and 2006, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

Management computes specific and probable loss components for credit-related commitments. As of December 31, 2005 and 2006, the allowance for credit-related commitments amounted to 128,450 million Won and 220,745 million Won, respectively, which is reported in “Other liabilities.”

As of December 31, 2005 and 2006, the financial instruments whose contract amounts represent credit risk to the Company were as follows:

	Korean Won (in millions)
	2005	2006
Guarantees	1,793,488	4,010,635
Commercial letters of credit	2,666,060	3,152,800
Unused lines of credit:
Commercial	40,081,532	50,549,763
Credit cards	14,223,385	15,733,100
Consumer	4,925,463	6,028,809
Commitments to extend credit:
Original term to maturity of more than one year	1,748,623	4,278,116

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2005 and 2006 were as follows:

	Korean Won (in millions)
	2005	2006
Short-term and long-term deposits	370,889	243,038
Available-for-sale securities	3,318,142	1,519,231
Held-to-maturity securities	4,489,048	4,779,057
Loans	399,593	409,312
Other pledged assets	113,917	88,034

Total	8,691,589	7,038,672

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Obligation under guarantees

The Company provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The table below summarizes all of the Company’s guarantees under FIN No. 45 as of December 31, 2006. The maximum potential amount of future payments represents the notional amount that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

	Korean Won (in millions)
	Expire within one year	Expire after one year	Total	Current carrying value (1)	Collateral held	Maximum potential amount of future payment
Financial guarantees	253,315	39,794	293,109	274	125,373	293,109
Performance guarantees	1,624,423	2,093,103	3,717,526	38,153	579,485	3,717,526
Liquidity facilities to SPEs	586,121	3,629,047	4,215,168	73,417	53,812	4,215,168
Loans sold with recourse to KAMCO	—	7,775	7,775	—	—	7,775
Credit derivatives	9,296	237,048	246,344	—	—	246,344

(1)	Recorded as other liabilities under FIN No. 45.

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

The Company typically has recourse to recover from the customer any amounts paid under these guarantees; in addition, the Company may hold cash or other highly liquid collateral to support these guarantees. In connection with financial guarantees and performance guarantees, the Company has recognized net unearned income amounting to 6,567 million Won and 7,152 million Won as of December 31, 2005 and 2006, respectively. Unearned income is included in “Other liabilities.”

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines to SPEs. The SPEs are established by third parties to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Company had commitments to provide liquidity to SPEs in amounts up to 2,298,131 million Won and 4,215,168 million Won as of December 31, 2005 and 2006, respectively. Although the Company did not sell assets to some of these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. The Company has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

Loans sold subject to repurchase obligation represent certain non-performing loans the Company sold to KAMCO prior to 2000. As of December 31, 2005 and 2006, the Company recorded a liability of 5,685 million Won and 978 million Won, respectively, representing its estimated repurchase obligation under the sales agreements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

The Company has entered into credit derivatives with unrelated parties for credit enhancement purposes. These derivatives are recorded on the balance sheet at fair value. As of December 31, 2005 and 2006, these credit derivatives had an aggregate notional amount of 60,780 million Won and 246,344 million Won, respectively, which represents the maximum potential amount of future payments on the contracts. The carrying amount of these derivatives amounted to 141 million Won and 1,751 million Won, net of liabilities, as of December 31, 2005 and 2006, respectively.

In the normal course of the Company’s business, indemnification clauses are often included in standard contractual terms with an assessment that risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected on the consolidated balance sheet as of December 31, 2005 and 2006 related to these indemnifications.

37. Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 97.63% and 97.29% of the Company’s loan portfolio as of December 31, 2005 and 2006, respectively. Investments in debt and equity securities of Korean entities comprised 97.82% and 96.12% of the Company’s investment portfolio as of December 31, 2005 and 2006, respectively.

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

The table below indicates major products including both on-balance sheet (principally loans) and off-balance sheet (principally unused lines of credit) exposures as of December 31:

	Korean Won (in millions)
	2005			2006
	Credit exposure	On-balance sheet (1)	Off-balance sheet	Credit exposure	On-balance sheet (1)	Off-balance sheet
Commercial loans (1)	108,236,682	61,946,979	46,289,703	137,797,902	75,806,588	61,991,314
Credit cards	16,315,145	2,091,760	14,223,385	18,137,692	2,404,592	15,733,100
Consumer	45,366,159	40,440,696	4,925,463	61,819,715	55,790,906	6,028,809

Total	169,917,986	104,479,435	65,438,551	217,755,309	134,002,086	83,753,223

(1)	Includes loans and due from customers on acceptances and excludes unearned income.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Loans to related parties

The table below summarizes the changes in the amount of loans to KDIC, trust accounts, directors and executive officers, and employees.

	Korean Won (in millions)
	2004			2005			2006
	KDIC	Directors	Employees	KDIC	Directors	Employees	KDIC	Directors	Employees
Loan as of January 1	25,600	17	204,861	25,600	49	191,241	25,600	65	191,688
New loans	—	61	—	—	16	7,771	—	3	45,035
Repayments	—	(29)	(13,620)	—	—	(7,324)	—	(29)	(56,917)

Loan as of December 31	25,600	49	191,241	25,600	65	191,688	25,600	39	179,806

Other balances as of December 31, 2004, 2005 and 2006 and the related expense and income for the years then ended for related party transactions were as follows:

	Korean Won (in millions)
	2004				2005				2006
	KDIC	Trust (1)	Directors	Employees	KDIC	Trust (1)	Directors	Employees	KDIC	Trust (1)	Directors	Employees
Debt securities	6,976,878	—	—	—	3,044,147	—	—	—	2,592,246	—	—	—
Other assets	294,039	3,812	—	—	256,973	5,993	—	—	—	9,937	—	—
Other borrowed funds	—	826,677	—	—	—	764,478	—	—	—	1,591,324	—	—
Fees and commissions income	—	39,508	—	—	—	13,182	—	—	—	23,616	—	—
Interest income on loans	1,164	1	2	6,082	1,160	—	5	6,998	1,263	—	3	8,761
Interest income on securities	568,225	—	—	—	151,081	—	—	—	139,865	—	—	—
Interest expense on other borrowed funds	—	39,418	—	—	—	35,597	—	—	—	44,672	—	—
Trading revenue, net	884	—	—	—	2,283	—	—	—	(662)	—	—	—
Investment securities gain, net	318	—	—	—	669	—	—	—	18	—	—	—

(1)	Trust accounts are explained in Note 41

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

39. Subsidiaries

Subsidiaries of the Holding Company as of December 31, 2006 were as follows:

Subsidiary name	Country of incorporation	Percentage of ownership (1)
Woori Finance Information System Co., Ltd.	Korea	100.00%
Woori Credit Suisse Asset Management Co., Ltd.	Korea	70.00%
Woori Private Equity Co., Ltd.	Korea	100.00%
Woori Private Equity Fund	Korea	60.57%
Woori F&I Co., Ltd.	Korea	100.00%
Woori SB Asset Management Co., Ltd.	Korea	51.00%
Woori Third Asset Securitization Specialty Co., Ltd. (2) (3)	Korea	100.00%
Woori Bank	Korea	100.00%
Woori Credit Information Co., Ltd.	Korea	100.00%
P.T. Bank Woori Indonesia	Korea	95.18%
Woori America Bank	Indonesia	100.00%
Korea BTL Infrastructure Fund	Korea	100.00%
Woori Global Markets Asia Limited	Hong Kong	100.00%
Hanvit LSP Finance Ltd. (2) (3)	U.S.A.	100.00%
Hanvit 9th ABS Specialty Co., Ltd. (2) (3)	Ireland	2.90%
Hanvit 11th ABS Specialty Co., Ltd. (2) (3)	Korea	4.90%
CKH Investment Co., Ltd. (2) (3)	Korea	15.00%
Woori Ship Mortgage 1st ABS Specialty Co., Ltd. (2) (3)	Korea	0.10%
Woori Ship Mortgage 2-2 ABS Specialty Co., Ltd. (2) (3)	Korea	0.10%
Woori Aircraft Mortgage 1st Asset Securitization Specialty Co., Ltd. (2) (3)	Korea	0.10%
Swan SF Co., Ltd. (2) (3)	Korea	0.00%
Woori Swan Co., Ltd. (2) (3)	Korea	0.00%
Woori Frontier Co., Ltd. (2) (3)	Korea	0.00%
Woori TY ABS Specialty Co., Ltd. (2) (3)	Korea	0.00%
Consus 8th Co., LLC. (2) (3)	Korea	0.00%
Kyongnam Bank	Korea	100.00%
Consus 6th Co., LLC. (2) (3)	Korea	0.00%
Kwangju Bank	Korea	100.00%

(1)	Direct and indirect ownership are combined. Cumulative losses applicable to minority interest that exceed minority interest in the subsidiaries’ capital are charged against majority interest.
(2)	Established as an SPE.
(3)	As the Company is deemed the primary beneficiary, these VIEs were included in the consolidated financial statements of the Company.

All holdings are in the common shares of the subsidiary concerned. Guaranteed trust accounts and certain VIEs, other than the SPEs listed above, which were consolidated as of December 31, 2006, are not included in the list of the subsidiaries (see Notes 1, 11 and 41).

40. Segment Reporting

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The Company’s reportable segments are based on individual entity’s

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

history of operating as independent financial institutions prior to their acquisition by KDIC and the Company, the nature of the products and services provided, the type of class of customers and the Company’s management organization, and provide the basis on which the Company reports its segment information:

•

Woori Bank segment—Woori Bank has 17 subsidiaries, which are comprised of 1 domestic company, 3 overseas companies, 1 infrastructure fund and 12 SPEs. Woori Bank is engaged in the commercial banking business and foreign exchange operations. Woori Bank segment excludes the credit card operation of Woori Bank which is included in the credit card operation segment.

•

Kyongnam Bank segment—Kyongnam Bank has 1 subsidiary, which is a SPE. Kyongnam Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southeastern part of Korea.

•	Kwangju Bank segment—Kwangju Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southwestern part of Korea.

•

Credit card operation segment (formerly Woori Credit Card Co., Ltd. segment)—Woori Credit Card Co., Ltd. was engaged in the credit card business. On March 29, 2004, Woori Credit Card Co., Ltd. split off a part of its credit card business, which had been previously purchased from Kwangju Bank, and transferred it back to Kwangju Bank. In addition, on March 31, 2004, Woori Credit Card Co., Ltd. transferred all other assets and liabilities, including its credit card subscriber base, to Woori Bank and merged with Woori Bank (see Note 3). As of December 31, 2005 and 2006, the credit card operation segment includes the credit card operation of Woori Bank.

•

Securities brokerage services segment—Woori Investment & Securities Co., Ltd. comprises this segment and provides a full range of brokerage services, investment advice and financial planning to retail customers, and various investment banking services to corporate customers. As of December 31, 2006, Woori Investment & Securities Co., Ltd. has 8 subsidiaries, which are comprised of 1 domestic company, 5 overseas companies, 1 private equity fund and 1 SPE.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Summaries of the business segment results in 2004, 2005 and 2006 are shown in the following table:

	Korean Won (in millions)
Year ended December 31, 2004	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Elimination (1)	Total
Operating income	11,480,204	793,418	612,902	665,181	178,728	1,896,942	(1,809,883)	13,817,492
Operating expenses	10,084,880	681,587	512,955	923,095	177,433	552,750	(349,944)	12,582,756

Segment result	1,395,324	111,831	99,947	(257,914)	1,295	1,344,192	(1,459,939)	1,234,736

Interest and dividend income	5,587,063	656,771	530,506	301,379	26,026	45,855	(161,800)	6,985,800
Interest expense	2,846,766	315,226	278,926	82,235	3,732	171,426	(51,480)	3,646,831

Net interest income (loss)	2,740,297	341,545	251,580	219,144	22,294	(125,571)	(110,320)	3,338,969
Provisions for loan and lease losses, and credit-related commitments	552,968	100,854	59,648	547,291	2,862	(2,059)	147,385	1,408,949
Non-interest income	5,865,941	133,793	82,281	300,032	152,701	1,847,799	(1,550,855)	6,831,692
Non-interest expenses	6,562,156	255,671	166,417	228,181	160,448	270,956	(364,822)	7,279,007

Net non-interest income (loss)	(696,215)	(121,878)	(84,136)	71,851	(7,747)	1,576,843	(1,186,033)	(447,315)
Depreciation and amortization	95,790	6,982	7,849	1,618	10,390	109,139	16,201	247,969

Net income (loss) before tax	1,395,324	111,831	99,947	(257,914)	1,295	1,344,192	(1,459,939)	1,234,736
Income tax expense (benefit)	(393,257)	2,595	27,676	—	854	11,176	294,072	(56,884)
Minority interest	503	—	—	—	—	1,774	(3,150)	(873)

Net income (loss) for the period	1,788,078	109,236	72,271	(257,914)	441	1,331,242	(1,750,861)	1,292,493
U.S. GAAP adjustments (2)	158,417	5,830	(30,669)	499,033	1,370	(1,326,102)	1,734,983	1,042,862

Consolidated net income	1,946,495	115,066	41,602	241,119	1,811	5,140	(15,878)	2,335,355

Segments’ total assets	106,743,462	12,042,717	9,890,728	1,766,283	6,153,320	10,370,206	(10,336,155)	136,630,561
U.S. GAAP adjustments (2)	(705,655)	(40,798)	17,679	(28,760)	(5,222,975)	(2,697,882)	2,961,589	(5,716,802)

Segments’ total assets	106,037,807	12,001,919	9,908,407	1,737,523	930,345	7,672,324	(7,374,566)	130,913,759

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Korean Won (in millions)
Year ended December 31, 2005	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Elimination (1)	Total
Operating income	11,078,292	816,491	673,914	570,447	1,536,120	2,285,678	(2,144,954)	14,815,988
Operating expenses	9,685,757	672,957	575,772	314,278	1,296,204	484,992	(359,676)	12,670,284

Segment result	1,392,535	143,534	98,142	256,169	239,916	1,800,686	(1,785,278)	2,145,704

Interest and dividend income	5,658,763	702,001	588,721	515,093	210,224	36,455	(22,512)	7,688,745
Interest expense	2,878,150	324,031	296,300	38,410	93,154	143,686	(37,597)	3,736,134

Net interest income (loss)	2,780,613	377,970	292,421	476,683	117,070	(107,231)	15,085	3,952,611
Provisions for loan and lease losses, and credit-related commitments	391,046	61,039	72,641	13,886	27,786	(614)	(18,986)	546,798
Non-interest income	5,419,529	114,490	85,193	55,354	1,325,896	2,249,223	(2,122,442)	7,127,243
Non-interest expenses	6,304,254	280,688	199,240	261,982	1,146,537	246,571	(300,757)	8,138,515

Net non-interest income (loss)	(884,725)	(166,198)	(114,047)	(206,628)	179,359	2,002,652	(1,821,685)	(1,011,272)
Depreciation and amortization	112,307	7,199	7,591	—	28,727	95,349	(2,336)	248,837

Net income before tax	1,392,535	143,534	98,142	256,169	239,916	1,800,686	(1,785,278)	2,145,704
Income tax expense (benefit)	151,806	10,856	(26,542)	70,447	72,037	27,181	6,398	312,183
Minority interest	538	—	—	—	7,223	1,548	135,991	145,300

Net income for the period	1,240,191	132,678	124,684	185,722	160,656	1,771,957	(1,927,667)	1,688,221
U.S. GAAP adjustments (2)	49,979	(8,078)	(13,179)	58,989	(73,192)	116,074	(12,919)	117,674

Consolidated net income	1,290,170	124,600	111,505	244,711	87,464	1,888,031	(1,940,586)	1,805,895

Segments’ total assets	126,557,197	14,098,938	11,697,181	2,906,248	9,196,415	12,642,498	(12,555,629)	164,542,848
U.S. GAAP adjustments (2)	(1,358,577)	(685)	4,025	(3,932)	(8,561,571)	182,334	110,259	(9,628,147)

Segments’ total assets	125,198,620	14,098,253	11,701,206	2,902,316	634,844	12,824,832	(12,445,370)	154,914,701

	Korean Won (in millions)
Year ended December 31, 2006	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Elimination (1)	Total
Operating income	14,499,762	985,061	793,063	581,319	2,767,859	2,669,105	(2,154,903)	20,141,266
Operating expenses	12,564,229	778,025	669,531	358,686	2,436,959	697,976	(277,852)	17,227,554

Segment result	1,935,533	207,036	123,532	222,633	330,900	1,971,129	(1,877,051)	2,913,712

Interest and dividend income	7,524,391	820,675	704,349	560,361	354,278	55,257	(20,821)	9,998,490
Interest expense	4,432,609	427,476	392,153	48,136	194,624	121,962	(33,649)	5,583,311

Net interest income (loss)	3,091,782	393,199	312,196	512,225	159,654	(66,705)	12,828	4,415,179
Provisions for loan and lease losses, and credit-related commitments	595,250	36,530	49,381	85,252	(7,198)	(633)	36,202	794,784
Non-interest income	6,975,371	164,386	88,714	20,958	2,413,581	2,613,848	(2,134,082)	10,142,776
Non-interest expenses	7,378,328	305,790	220,573	225,298	2,227,021	501,422	(279,014)	10,579,418

Net non-interest income (loss)	(402,957)	(141,404)	(131,859)	(204,340)	186,560	2,112,426	(1,855,068)	(436,642)
Depreciation and amortization	158,042	8,229	7,424	—	22,512	75,225	(1,391)	270,041

Net income before tax	1,935,533	207,036	123,532	222,633	330,900	1,971,129	(1,877,051)	2,913,712
Income tax expense (benefit)	454,325	52,078	33,414	61,224	97,260	18,419	7,785	724,505
Minority interest	584	—	—	—	384	932	157,988	159,888

Net income for the period	1,480,624	154,958	90,118	161,409	233,256	1,951,778	(2,042,824)	2,029,319
U.S. GAAP adjustments (2)	52,934	5,336	10,902	4,040	2,240	25,149	(179,248)	(78,647)

Consolidated net income	1,533,558	160,294	101,020	165,449	235,496	1,976,927	(2,222,072)	1,950,672

Segments’ total assets	165,135,797	16,653,401	13,939,414	3,640,878	12,664,500	14,429,630	(14,466,290)	211,997,330
U.S. GAAP adjustments (2)	(4,681,730)	(249,012)	(6,440)	1,591	(11,967,978)	181,546	(194,127)	(16,916,150)

Segments’ total assets	160,454,067	16,404,389	13,932,974	3,642,469	696,522	14,611,176	(14,660,417)	195,081,180

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under the management reporting system.
(2)

Includes adjustment for the application of the equity method under U.S. GAAP to the investments in Woori Investment & Securities Co., Ltd. (formerly LG Investment & Securities Co., Ltd.), which is included in the securities brokerage services segment and is consolidated under Korean GAAP.

The allowance for credit losses determined in accordance with U.S. GAAP for each of the segments as of December 31, 2005 and 2006 is summarized as follows:

	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Adjustment (1)	Total
As of December 31, 2005
Allowance for loan and lease losses	1,285,449	94,692	86,771	57,624	149,322	—	(149,322)	1,524,536
Allowance for credit-related commitments	95,171	7,001	12,368	13,910	11,659	—	(11,659)	128,450
Allowance for repurchase obligation	3,507	1,335	843	—	—	—	—	5,685

	1,384,127	103,028	99,982	71,534	160,981	—	(160,981)	1,658,671

As of December 31, 2006
Allowance for loan and lease losses	1,603,499	118,102	87,307	45,874	109,334	—	(109,334)	1,854,782
Allowance for credit-related commitments	179,640	13,801	16,789	10,515	12,441	—	(12,441)	220,745
Allowance for repurchase obligation	—	—	978	—	—	—	—	978

	1,783,139	131,903	105,074	56,389	121,775	—	(121,775)	2,076,505

(1)

Includes adjustment for the application of the equity method under U.S. GAAP to the investments in Woori Investment & Securities Co., Ltd. (formerly LG Investment & Securities Co., Ltd.), which is included in the securities brokerage services segment and is consolidated under Korean GAAP.

The charge-offs, including the charge-offs for repurchased loans, for each of the segments for the years ended December 31, 2004, 2005 and 2006 are summarized as follows:

	Korean Won (in millions)
	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Total
2004	1,064,167	115,348	71,466	1,027,455	18,175	64,258	2,360,869
2005	536,583	74,768	72,604	168,494	—	—	852,449
2006	207,573	32,838	45,179	80,174	—	—	365,764

Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

41. Trust Accounts

The Company manages funds on behalf of its customers through the operation of various trust accounts in accordance with the Korean Trust Law and the Korean Trust Business Act. Trust accounts are classified into performance based trusts and guaranteed trusts.

For performance based trusts, amounts due to trust beneficiaries are based solely on the interest, dividends and gains/losses on asset sales. The performance based trusts do not represent assets and liabilities of the Company, are recorded in separate accounts from those of the banking business and are excluded from the consolidated financial statements. The Company also borrows from these trusts (see Notes 18 and 38). The total amounts of assets managed in these performance based trusts were 5,577,314 million Won and 4,762,028 million Won as of December 31, 2005 and 2006, respectively.

Guaranteed Principal Money Trusts require the Company to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Company guarantees a specified rate of return on Guaranteed Fixed Rate Money Trusts. As a result of these guarantees the potential risk and rewards generated from guaranteed trusts are transferred to the Company, therefore, such trusts are subject to consolidation by the Company. The accounts of such trusts are included in the accompanying consolidated financial statements. Total assets of the consolidated trust accounts as of December 31, 2005 and 2006 were 2,057,154 million Won and 2,047,421 million Won, respectively, and mainly consist of trading securities, loans and other assets. Liabilities of these trust accounts mainly consist of deposits from customers which amounted to 1,898,532 million Won and 1,882,569 million Won as of December 31, 2005 and 2006, respectively (see Note 17).

42. Parent Company

Condensed financial information of the parent company is as follows:

Condensed balance sheets

	Korean Won (in millions)
	2005	2006
Assets
Interest bearing deposits in other banks:
Bank Subsidiaries	104,072	89,724
Investment in subsidiaries:
Bank Subsidiaries	9,548,556	11,164,292
Non-bank subsidiaries	970,036	1,024,004
Other assets	14,609	10,912

Total assets	10,637,273	12,288,932

Liabilities
Other borrowed funds	150,000	—
Long-term debt	2,146,203	1,847,592
Other liabilities	20,003	15,065

Total liabilities	2,316,206	1,862,657

Stockholders’ equity	8,321,067	10,426,275

Total liabilities and stockholders’ equity	10,637,273	12,288,932

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Condensed statements of income

	Korean Won (in millions)
	2004	2005	2006
Interest and dividend income
Deposits in other banks:
Bank Subsidiaries	10,605	4,309	7,766
Others	65	2,350	8
Investment securities:
Bank Subsidiaries	8,018	2,675	137
Non-bank subsidiaries	13,397	12,287	6,316
Others	—	1,944	855

Total interest and dividend income	32,085	23,565	15,082

Non-interest income	2,159	34,013	27,898

Total operating income	34,244	57,578	42,980

Interest expense
Other borrowed funds—Others	1,477	4,922	1,774
Long-term debt	142,276	113,190	102,486
Other	—	449	—

Total interest expense	143,753	118,561	104,260

Non-interest expense	29,943	78,351	33,987

Total operating expense	173,696	196,912	138,247

Loss before equity in net income of subsidiaries	(139,452)	(139,334)	(95,267)

Equity in net income of subsidiaries:
Bank Subsidiaries	2,306,731	1,754,680	1,912,409
Non-bank subsidiaries	105,348	190,549	133,530

Total equity in net income of subsidiaries	2,412,079	1,945,229	2,045,939

Extraordinary item, remaining excess of fair value over cost of acquired net assets	62,728	—	—

Net income	2,335,355	1,805,895	1,950,672

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Condensed statements of cash flows

	Korean Won (in millions)
	2004	2005	2006
Cash flows from operating activities:
Net income	2,335,355	1,805,895	1,950,672
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of subsidiaries	(2,412,079)	(1,945,229)	(2,045,939)
Dividends received from subsidiaries:
Bank Subsidiaries	661,125	54,412	699,966
Non-bank subsidiaries	39,186	14,323	39,331
Extraordinary gain	(62,728)	—	—
Others	(24,310)	221,136	(642)

Net cash provided by operating activities	536,549	150,537	643,388

Cash flows from investing activities:
Net changes in investment in non-bank subsidiaries:	(411,138)	—	114,000
Others	(490)	(11)	(719)

Net cash used in investing activities	(411,628)	(11)	113,281

Cash flows from financing activities:
Net increase (decrease) in other borrowed funds	100,000	50,000	(150,000)
Net decrease in long-term debt	(440,856)	(33,085)	(298,612)
Cash dividends paid	(77,551)	(119,468)	(322,405)

Net cash used in financing activities	(418,407)	(102,553)	(771,017)

Net increase (decrease) in cash and cash equivalents	(293,486)	47,973	(14,348)
Cash and cash equivalents, beginning of year	349,585	56,099	104,072

Cash and cash equivalents, end of year	56,099	104,072	89,724