Form 20-F
period 2007-12-31
WOORI FINANCE HOLDINGS CO LTD
filed 2008-06-25
CIK 1264136

As filed with the Securities and Exchange Commission on June 25, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Byung-Ho Park

203 Hoehyon-dong, 1-ga, Chung-gu, Seoul 100-792, Korea

Telephone No.: +82-2-2125-2110

Facsimile No.: +82-2-2125-2137

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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

805,988,800 shares of Common Stock, par value (Won)5,000 per share

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

    ☒  Large accelerated filer    ☐  Accelerated Filer    ☐  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

    ☒  U.S. GAAP      ☐  IFRS      ☐  Other

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 has been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2007, which was (Won)935.8 = US$1.00.

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

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3. KEY INFORMATION

Item 3A. Selected Financial Data

Unless otherwise indicated, the selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by Deloitte Anjin LLC, an independent registered public accounting firm.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated Income Statement Data

	Year ended December 31,
	2003		2004 (1)		2005 (1)		2006		2007		2007 (2)
	(in billions of Won except per share data)										(in millions of US$ except per share data)
Interest and dividend income	(Won)	7,520	(Won)	7,235	(Won)	7,209	(Won)	9,365	(Won)	12,192	US$	13,029
Interest expense		4,117		3,809		3,727		5,465		7,656		8,181

Net interest income		3,403		3,426		3,482		3,900		4,536		4,848
Provision for loan losses		2,313		652		308		509		219		234
Provision for credit-related commitments (reversal of provision) (3)		201		43		(39)		107		(54)		(58)
Other provision (reversal of provision) (4)		102		(6)		17		36		36		39
Non-interest income		1,435		1,953		1,916		2,424		2,222		2,374
Non-interest expense		2,636		2,809		2,933		3,098		3,467		3,705
Income tax expense (benefit)		254		(392)		366		620		837		895
Minority interest		4		1		7		3		11		12

Income (loss) before extraordinary items		(672)		2,272		1,806		1,951		2,242		2,395
Extraordinary gain		—		63		—		—		—		—
Net income (loss)		(672)		2,335		1,806		1,951		2,242		2,395
Other comprehensive income (loss), net of tax		97		107		106		477		(146)		(156)
Comprehensive income (loss)	(Won)	(575)	(Won)	2,442	(Won)	1,912	(Won)	2,428	(Won)	2,096	US$	2,239

Per common share data:
Net income (loss) per share—basic	(Won)	(871)	(Won)	3,001	(Won)	2,245	(Won)	2,420	(Won)	2,781	US$	2.97
Income (loss) per share before extraordinary items—basic		(871)		2,920		2,245		2,420		2,781		2.97
Extraordinary item—basic		—		81		—		—		—		—
Weighted average common shares outstanding—basic (in thousands)		771,724		778,167		804,389		806,013		806,000		806,000
Net income (loss) per share—diluted (5)	(Won)	(871)	(Won)	2,926	(Won)	2,241	(Won)	2,420	(Won)	2,781	US$	2.97
Income (loss) per share before extraordinary items—diluted		(871)		2,848		2,241		2,420		2,781		2.97
Extraordinary item—diluted		—		78		—		—		—		—
Weighted average common shares outstanding—diluted (in thousands)		771,724		799,233		805,866		806,013		806,000		806,000
Cash dividends paid per share (6)	(Won)	100	(Won)	150	(Won)	400	(Won)	600	(Won)	250	US$	0.27

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

(2)

Won amounts are expressed in U.S. dollars at the rate of (Won)935.8 to US$1.00, the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York in the United States.

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

(5)

In the diluted earnings per share calculation, our convertible bonds outstanding in 2004 and 2005 are assumed to have been converted into shares of our common stock, while options outstanding to purchase our common stock in 2003, 2004, 2005, 2006 and 2007 are not deemed to have been exercised. Convertible debentures issued by Woori Financial, a subsidiary we acquired in September 2007, were included in the diluted earnings per share calculation for 2007, while stock-based compensation awards of Woori Financial were excluded from the diluted earnings per share calculation due to their anti-dilutive effect. See Note 32 of the notes to our consolidated financial statements.

(6)

Amounts shown for each year are cash dividends per share relating to such year, which were declared and paid in the following year. U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless those periods are the same. With respect to the 2003 fiscal year, we paid dividends in 2004 of (Won)100 per common share ($0.08 per common share at the noon buying rate in effect on December 31, 2003) to our stockholders, including the Korea Deposit Insurance Corporation, or the KDIC. With respect to the 2004 fiscal year, we paid dividends in 2005 of (Won)150 per common share ($0.14 per common share at the noon buying rate in effect on December 31, 2004) to our stockholders, including the KDIC. With respect to the 2005 fiscal year, we paid dividends in 2006 of (Won)400 per common share ($0.40 per common share at the noon buying rate in effect on December 30, 2005) to our stockholders, including the KDIC. With respect to the 2006 fiscal year, we paid dividends in 2007 of (Won)600 per common share ($0.65 per common share at the noon buying rate in effect on December 29, 2006) to our stockholders, including the KDIC. With respect to the 2007 fiscal year, we paid dividends in 2008 of (Won)250 per common share ($0.27 per common share at the noon buying rate in effect on December 31, 2007) to our stockholders, including the KDIC. See “Item 8A. Consolidated Statements and Other Financial Information—Dividends.”

Consolidated Balance Sheet Data

	As of December 31,
	2003		2004		2005		2006		2007		2007 (1)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents (2)	(Won)	5,399	(Won)	4,315	(Won)	8,280	(Won)	7,935	(Won)	11,553	US$	12,345
Restricted cash (2)(3)		373		388		376		243		131		140
Interest-earning deposits in other banks		1,640		990		1,553		1,582		2,128		2,274
Call loans and securities purchased under resale agreements		1,127		1,499		1,426		940		1,695		1,812
Trading assets		4,291		6,989		4,889		7,576		12,173		13,008
Available-for-sale securities		12,408		12,302		18,288		28,174		27,235		29,103
Held-to-maturity securities (fair value of (Won)10,143 billion in 2003, (Won)8,763 billion in 2004, (Won)9,613 billion in 2005, (Won)8,595 billion in 2006 and (Won)8,120 billion ($8,677 million) in 2007)		9,801		8,406		9,638		8,614		8,216		8,780
Other investment assets (4)		793		1,138		1,397		1,568		2,051		2,192
Loans (net of allowance for loan losses of (Won)2,834 billion in 2003, (Won)1,806 billion in 2004, (Won)1,525 billion in 2005, (Won)1,855 billion in 2006 and (Won)1,736 billion ($1,855 million) in 2007)		85,587		88,705		102,630		131,928		158,130		168,978
Due from customers on acceptances		421		338		355		267		249		266
Premises and equipment, net		2,151		2,110		2,060		2,149		2,399		2,564
Accrued interest and dividends receivable		747		558		703		865		950		1,015
Assets held for sale		—		26		49		81		132		141
Goodwill		25		22		48		38		232		248
Other assets (5)		2,850		3,128		3,223		3,121		3,601		3,848

Total assets	(Won)	127,613	(Won)	130,914	(Won)	154,915	(Won)	195,081	(Won)	230,875	US$	246,714

Liabilities
Deposits
Interest-bearing	(Won)	85,482	(Won)	86,339	(Won)	99,609	(Won)	121,688	(Won)	140,359	US$	149,989
Non-interest-bearing		3,521		3,714		4,538		4,851		4,668		4,989

Total deposits		89,003		90,053		104,147		126,539		145,027		154,978
Call money		412		689		326		2,270		3,008		3,215
Trading liabilities		473		1,628		1,339		1,701		2,981		3,185
Acceptances outstanding		421		338		355		267		249		266
Other borrowed funds		9,345		9,115		9,909		12,025		13,932		14,888
Secured borrowings		4,321		2,352		2,557		2,629		3,486		3,725
Long-term debt		14,917		15,662		21,850		32,298		41,336		44,172
Accrued interest payable		1,618		1,713		1,721		2,340		2,892		3,091
Other liabilities (3)(6)		3,218		2,862		4,379		4,531		5,494		5,869

Total liabilities		123,728		124,412		146,583		184,600		218,405		233,389
Minority interest		229		38		11		55		356		380
Total stockholders’ equity		3,656		6,464		8,321		10,426		12,114		12,945

Total liabilities, minority interest and stockholders’ equity	(Won)	127,613	(Won)	130,914	(Won)	154,915	(Won)	195,081	(Won)	230,875	US$	246,714

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)935.8 to US$1.00, the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York in the United States.

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

(3)

Commencing with the year ended December 31, 2007, we have reclassified deposits for severance payments from restricted cash to other liabilities. See Notes 5 and 21 of the notes to our consolidated financial statements.

(4)	For a description of “other investment assets,” see Note 10 of the notes to our consolidated financial statements.
(5)	For a description of “other assets,” see Note 16 of the notes of our consolidated financial statements.
(6)	For a description of “other liabilities,” see Note 21 of the notes to our consolidated financial statements.

Profitability Ratios and Other Data

	Year ended December 31,
	2003		2004		2005		2006		2007
	(in billions of Won except percentages)
Return on average assets (1)		(0.56)%		1.81%		1.28%		1.13%		1.03%
Return on average equity (2)		(17.17)		50.69		24.45		18.70		20.41
Net interest spread (3)		2.88		2.68		2.59		2.37		2.16
Net interest margin (4)		3.01		2.84		2.73		2.50		2.28
Cost-to-income ratio (5)		54.49		52.22		54.33		48.99		51.30
Average stockholders’ equity as a percentage of average total assets		3.25		3.56		5.25		6.06		5.05
Total revenue (6)	(Won)	8,955	(Won)	9,188	(Won)	9,125	(Won)	11,789	(Won)	14,414
Operating expense (7)		6,753		6,618		6,660		8,563		11,123
Operating margin (8)		2,202		2,570		2,465		3,226		3,291
Operating margin as a percentage of total revenue		24.59%		27.97%		27.01%		27.36%		22.83%

(1)

Represents net income (loss) as a percentage of average total assets. Average balances are based on daily balances for all of our subsidiaries, except for Woori SB Asset Management, Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.

(2)

Represents net income (loss) as a percentage of average stockholders’ equity. Average balances are based on daily balances for all of our subsidiaries, except for Woori SB Asset Management, Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.

(3)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets.
(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(6)	Total revenue represents interest and dividend income plus non-interest income.

The following table shows how total revenue is calculated:

	Year ended December 31,
	2003		2004		2005		2006		2007
	(in billions of Won)
Interest and dividend income	(Won)	7,520	(Won)	7,235	(Won)	7,209	(Won)	9,365	(Won)	12,192
Non-interest income		1,435		1,953		1,916		2,424		2,222

Total revenue	(Won)	8,955	(Won)	9,188	(Won)	9,125	(Won)	11,789	(Won)	14,414

(7)

Operating expense represents interest expense plus non-interest expense, excluding provisions of (Won)2,616 billion, (Won)689 billion, (Won)286 billion, (Won)652 billion and (Won)201 billion for 2003, 2004, 2005, 2006 and 2007, respectively.

The following table shows how operating expense is calculated:

	Year ended December 31,
	2003		2004		2005		2006		2007
	(in billions of Won)
Interest expense	(Won)	4,117	(Won)	3,809	(Won)	3,727	(Won)	5,465	(Won)	7,656
Non-interest expense		2,636		2,809		2,933		3,098		3,467

Operating expense	(Won)	6,753	(Won)	6,618	(Won)	6,660	(Won)	8,563	(Won)	11,123

(8)	Operating margin represents total revenue less operating expenses.

Asset Quality Data

	As of December 31,
	2003		2004		2005		2006		2007
	(in billions of Won)
Total loans	(Won)	88,392	(Won)	90,489	(Won)	104,130	(Won)	133,740	(Won)	159,885
Total non-performing loans (1)		2,594		2,071		1,369		1,354		1,121
Other impaired loans not included in non-performing loans		1,861		1,129		820		391		274
Total non-performing loans and other impaired loans		4,455		3,200		2,189		1,745		1,395
Total allowance for loan losses		2,834		1,806		1,525		1,855		1,736
Non-performing loans as a percentage of total loans		2.93%		2.29%		1.31%		1.01%		0.70%
Non-performing loans as a percentage of total assets		2.03		1.58		0.88		0.69		0.48
Total non-performing loans and other impaired loans as a percentage of total loans		5.04		3.54		2.10		1.30		0.87
Allowance for loan losses as a percentage of total loans		3.21		2.00		1.46		1.39		1.09

(1)

Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Segment Information Under Korean GAAP

The following table sets forth financial data under Korean GAAP as of or for the year ended December 31, 2007 for our business segments:

	Woori Bank		Kyongnam Bank		Kwangju Bank		Credit card operations		Securities brokerage services (1)		Other		Elimination (2)		Total
	(in billions of Won)
Interest and dividend income	(Won)	9,969	(Won)	1,009	(Won)	868	(Won)	693	(Won)	549	(Won)	91	(Won)	(63)	(Won)	13,116
Interest expense		6,245		591		532		95		342		155		(40)		7,920

Net interest income (loss)		3,724		418		336		598		207		(64)		(23)		5,196
Provision for loan losses and credit- related commitments (reversal of provision)		589		38		50		79		0		4		14		774
Non-interest Income		10,378		344		119		29		2,561		2,641		(2,414)		13,658
Non-interest expenses		11,133		493		246		377		2,370		284		(246)		14,657

Net non-interest income (loss)		(755)		(149)		(127)		(348)		191		2,357		(2,168)		(999)
Depreciation and amortization		158		10		8		0		19		173		11		379

Net income (loss) before tax		2,222		221		151		171		379		2,116		(2,216)		3,044
Income tax expense (benefit)		567		60		40		47		115		21		(16)		834
Minority interest		1		0		0		0		0		1		181		183

Net income (loss) for the period under Korean GAAP		1,654		161		111		124		264		2,094		(2,381)		2,027
U.S. GAAP adjustments		110		51		(22)		5		91		27		(47)		(215)

Consolidated net income	(Won)	1,764	(Won)	212	(Won)	89	(Won)	129	(Won)	355	(Won)	2,121	(Won)	(2,428)	(Won)	2,242

Segments’ total assets under Korean GAAP	(Won)	196,210	(Won)	19,339	(Won)	15,294	(Won)	2,615	(Won)	15,173	(Won)	16,067	(Won)	(15,078)	(Won)	249,620
U.S. GAAP adjustments		(5,451)		(364)		(52)		7		(14,436)		2,507		(956)		(18,745)

Segments’ total assets	(Won)	190,759	(Won)	18,975	(Won)	15,242	(Won)	2,622	(Won)	737	(Won)	18,574	(Won)	(16,034)	(Won)	230,875

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

Selected Financial Information

Average Balance Sheets and Related Interest

The following tables show our average balances and interest rates for 2005, 2006 and 2007:

	Year ended December 31,
	2005					2006					2007
	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield
	(in billions of Won except percentages)
Assets
Interest-earning assets
Interest-earning deposits in other banks	(Won)	1,527	(Won)	46	2.98%	(Won)	1,387	(Won)	49	3.56%	(Won)	2,431	(Won)	82	3.38%
Call loans and securities purchased under resale agreements		2,003		64	3.20		1,833		67	3.64		2,800		95	3.38
Trading securities (4)		4,210		158	3.76		5,681		216	3.80		9,894		390	3.94
Investment securities (4)		24,296		1,214	5.00		27,091		1,473	5.44		35,764		1,996	5.58
Loans
Commercial and industrial		45,667		2,719	5.95		56,055		3,528	6.29		74,505		4,751	6.38
Lease financing		91		5	5.45		49		4	8.33		184		20	11.04
Trade financing		7,331		305	4.16		8,041		394	4.90		8,613		426	4.95
Other commercial		4,317		299	6.91		3,910		377	9.63		5,899		337	5.71
General purpose household (5)		32,112		1,900	5.92		46,032		2,733	5.94		54,198		3,545	6.54
Mortgage		5,187		276	5.32		5,027		303	6.03		3,366		231	6.87
Credit cards (3)		878		223	25.41		644		221	34.29		874		319	36.52

Total Loans (6)		95,583		5,727	5.99%		119,758		7,560	6.31%		147,639		9,629	6.52%

Total average interest-earning assets		127,619		7,209	5.65%		155,750		9,365	6.01%		198,528		12,192	6.14%
Non-interest-earning assets
Cash and cash equivalents		4,031		—	—		4,680		—	—		7,528		—	—
Foreign exchange contracts and derivatives		933		—	—		1,153		—	—		1,676		—	—
Premises and equipment		2,081		—	—		1,999		—	—		2,263		—	—
Due from customers on acceptance		346		—	—		311		—	—		258		—	—
Allowance for loan losses		(1,557)		—	—		(768)		—	—		(1,699)		—	—
Other non-interest-earning assets (7)		7,349		—	—		8,971		—	—		9,140		—	—

Total average non-interest-earning assets		13,183		—	—		16,346		—	—		19,166		—	—

Total average assets	(Won)	140,802	(Won)	7,209	5.12%	(Won)	172,096	(Won)	9,365	5.44%	(Won)	217,694	(Won)	12,192	5.60%

	Year ended December 31,
	2005					2006					2007
	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities
Deposits:
Demand deposits	(Won)	21,271	(Won)	42	0.20%	(Won)	24,248	(Won)	57	0.23%	(Won)	24,912	(Won)	68	0.27%
Savings deposits		9,795		271	2.77		10,900		367	3.37		11,306		346	3.06
Certificate of deposit accounts		6,931		259	3.73		10,525		489	4.64		19,618		993	5.06
Other time deposits		52,277		1,898	3.63		61,814		2,570	4.16		76,989		3,502	4.55
Mutual installment deposits		761		31	4.05		596		21	3.65		455		16	3.59

Total deposits		91,035		2,501	2.75		108,083		3,504	3.24		133,280		4,925	3.70
Call money		934		29	3.08		1,703		71	4.15		1,965		96	4.90
Borrowings from the Bank of Korea		1,258		25	2.00		1,369		34	2.46		1,035		30	2.94
Other short-term borrowings		9,194		269	2.92		9,582		418	4.38		13,124		594	4.52
Secured borrowings		2,839		114	4.03		2,506		115	4.58		4,018		180	4.47
Long-term debt		16,494		789	4.78		26,979		1,323	4.90		38,817		1,831	4.72

Total average interest-bearing liabilities		121,754		3,727	3.06		150,222		5,465	3.64		192,239		7,656	3.98
Non-interest-bearing liabilities
Demand deposits		3,704		—	—		3,513		—	—		4,618		—	—
Foreign exchange contracts and derivatives		2,733		—	—		2,906		—	—		2,958		—	—
Acceptances outstanding		347		—	—		311		—	—		258		—	—
Other non-interest-bearing liabilities		4,876		—	—		4,709		—	—		6,634		—	—

Total average non-interest-bearing liabilities		11,660		—	—		11,439		—	—		14,468		—	—

Total average liabilities		133,414		3,727	2.79		161,661		5,465	3.38		206,707		7,656	3.70
Average stockholders’ equity		7,388		—	—		10,435		—	—		10,987		—	—

Total average liabilities and stockholders’ equity	(Won)	140,802	(Won)	3,727	2.65	(Won)	172,096	(Won)	5,465	3.18	(Won)	217,694	(Won)	7,656	3.52

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

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2006 compared to 2005 and 2007 compared to 2006. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2006 vs. 2005 Increase/(decrease) due to changes in						2007 vs. 2006 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Interest-earning deposits in other banks	(Won)	(4)	(Won)	8	(Won)	4	(Won)	37	(Won)	(4)	(Won)	33
Call loans and securities purchased under resale agreements		(5)		8		3		35		(7)		28
Trading securities		55		2		57		160		14		174
Investment securities		140		119		259		472		50		522
Loans
Commercial and industrial		619		189		808		1,161		63		1,224
Lease financing		(2)		1		(1)		11		5		16
Trade financing		30		59		89		28		4		32
Other commercial		(28)		106		78		192		(232)		(40)
General purpose household (1)		824		9		833		485		327		812
Mortgage		(9)		36		27		(100)		28		(72)
Credit cards		(59)		57		(2)		79		19		98

Total interest income		1,561		595		2,156		2,560		267		2,827
Interest-bearing liabilities
Deposits
Demand deposits		6		8		14		2		10		12
Savings deposits		31		65		96		14		(35)		(21)
Certificate of deposit accounts		134		96		230		422		82		504
Other time deposits		346		326		672		631		301		932
Mutual installment deposits		(7)		(2)		(9)		(5)		(1)		(6)
Call money		24		18		42		11		14		25
Borrowings from the Bank of Korea		2		7		9		(8)		5		(3)
Other short-term borrowings		10		140		150		155		19		174
Secured borrowings		(13)		13		0		69		(4)		65
Long-term debt		502		32		534		580		(71)		509

Total interest expense		1,035		703		1,738		1,871		320		2,191

Net interest income	(Won)	526	(Won)	(108)	(Won)	418	(Won)	686	(Won)	(53)	(Won)	636

(1)	Includes home equity loans.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2007, which was (Won)935.8 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 23, 2008, the noon buying rate was (Won)1,036.8 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low		High		Average (1)		Period-End
2003	(Won)	1,146.0	(Won)	1,262.0	(Won)	1,193.0	(Won)	1,192.0
2004		1,035.1		1,195.1		1,139.3		1,035.1
2005		997.0		1,059.8		1,023.8		1,010.0
2006		913.7		1,002.9		954.3		930.0
2007		903.2		950.2		942.1		935.8
December		918.9		935.8		931.1		935.8
2008 (through June 23, 2008)
January		935.2		953.2		942.1		943.4
February		937.2		948.2		943.9		942.8
March		947.1		1,021.5		981.7		988.6
April		973.5		1,005.0		986.9		1,005.0
May		1,004.0		1,047.0		1,034.1		1,028.5
June (through June 23)		1,016.8		1,044.0		1,029.0		1,036.8

Source:	Federal Reserve Bank of New York.
(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

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

Our loans to small- and medium-sized enterprises increased from (Won)40,198 billion, or 44.4% of our total loans, as of December 31, 2004 to (Won)68,077 billion, or 42.6% of our total loans, as of December 31, 2007. As of December 31, 2007, on a Korean GAAP basis, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were (Won)593 billion, representing 0.9% of such loans to those enterprises. On a Korean GAAP basis, we recorded charge-offs of (Won)157 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2007, compared to charge-offs of (Won)107 billion in 2006. The industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises rose from 2002 through 2004, although these delinquency ratios stabilized in 2005 and decreased in 2006 and 2007. As of December 31, 2006, the delinquency ratio for loans to small- and medium-sized enterprises was calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are overdue by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. From January 1, 2007, the delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are over due by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won on a Korean GAAP basis increased from 1.7% as of December 31, 2002 to 2.7% as of December 31, 2004, but decreased to 1.9% as of December 31, 2005, to 1.4% as of December 31, 2006 and further decreased under the new method of calculation to 0.9% as of December 31, 2007. Despite such decreases, our delinquency ratio may increase in 2008 as a result of, among other things, adverse economic conditions in Korea and, accordingly, we may be required to take measures to decrease our exposures to these customers.

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

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse economic conditions in Korea, as well as aggressive marketing and intense competition among banks to lend to this segment, have led to a deterioration in the asset quality of our loans to this segment in the past and such factors may lead to a deterioration of asset quality in the future. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which would have an adverse impact on our financial condition and results of operations. In addition, many small- and medium-sized enterprises have close business relationships with large corporations in Korea, primarily as suppliers. Any difficulties encountered by those large corporations would likely hurt the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans. Recently, some Korean large corporations have expanded into China and other countries with lower labor costs and other expenses through relocating their production plants and facilities to such countries, which may have a material adverse impact on such small- and medium-sized enterprises.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, credit-related commitments and other exposures) as of December 31, 2007, eleven were to companies that were members of the 30 largest chaebols in Korea. As of that date, the total amount of our exposures to the 30 largest chaebols was (Won)30,777 billion, or 13.8% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2007, our 20 largest exposures to corporate borrowers totaled (Won)30,763 billion, which represented 13.7% of our total exposures. As of that date, our single largest corporate exposure was to the Bank of Korea, to which we had outstanding credits in the form of debt securities of (Won)10,021 billion, representing 4.5% of our total exposures. Aside from exposure to the Bank of Korea and other government-related agencies, our next largest exposure was to Industrial Bank of Korea, to which we had outstanding exposure of (Won)2,334 billion representing 1.0% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2007, our credit exposures to companies that were in workout, corporate restructuring, composition or corporate reorganization amounted to (Won)406 billion or 0.2% of our total credit exposures, of which (Won)235 billion or 57.9% was classified as substandard or below and all of which was classified as impaired. As of the same date, our allowances for loan losses on these credit exposures amounted to (Won)136 billion, or 33.4% of these exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2007 to companies in workout, restructuring, corporate reorganization or composition amounted to (Won)557 billion, or 0.3% of our total exposures.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans has grown from (Won)32,302 billion as of December 31, 2004 to (Won)59,523 billion as of December 31, 2007. While our credit card portfolio decreased from (Won)2,128 billion as of December 31, 2004 to (Won)2,092 billion as of December 31, 2005 as a result of increased charge-offs and our efforts to reduce our credit card exposure, it increased to (Won)2,405 billion as of December 31, 2006 and increased further to (Won)3,325 billion as of December 31, 2007. As of December 31, 2007, our consumer loans and credit card receivables represented 37.2% and 2.1% of our total lending, respectively.

The rapid growth in our consumer loan portfolio in recent years may lead to increasing delinquencies and a deterioration in asset quality. Our consumer loans classified as substandard or below decreased from (Won)498 billion, or 1.5% of our consumer loan portfolio, as of December 31, 2004 to (Won)241 billion, or 0.4% of our consumer loan portfolio, as of December 31, 2007. We charged off consumer loans amounting to (Won)186 billion in 2007, as compared to (Won)74 billion in 2006, and recorded provisions in respect of consumer loans of (Won)133 billion in 2007, as compared to (Won)109 billion in 2006. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, has increased from (Won)14,175 billion, or 43.9% of our total outstanding consumer loans, as of December 31, 2004 to (Won)30,967 billion, or 52.0% of our total outstanding consumer loans, as of December 31, 2007.

In our credit card segment, outstanding balances overdue by 30 days or more decreased from (Won)136 billion, or 6.4% of our credit card receivables, as of December 31, 2004 to (Won)71 billion, or 2.1% of our credit card receivables, as of December 31, 2007. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2007, these restructured loans amounted to (Won)9 billion, or 0.3% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 2.4% of our credit card balances as of December 31, 2007. We charged off credit card balances amounting to (Won)83 billion in 2007, as compared to (Won)87 billion in 2006, and recorded provisions in respect of credit card balances of (Won)24 billion in 2007, as compared to a reversal of provisions of (Won)5 billion in 2006. Delinquencies may increase in the future as a result of, among other things, adverse economic developments in Korea, difficulties experienced by other credit card issuers that adversely affect our customers, additional government regulation or the inability of Korean consumers to manage increased household debt.

A deterioration of the asset quality of our consumer loan and credit card portfolios would require us to increase our loan loss provisions and charge-offs and will adversely affect our financial condition and results of operations. In addition, our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that hurt those consumers could result in further deterioration in the credit quality of our consumer loan and credit card portfolios. For example, a rise in unemployment or an increase in interest rates in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults.

A decline in the value of the collateral securing our consumer loans and our inability to realize full collateral value may adversely affect our consumer credit portfolio.

A substantial portion of our consumer loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 60% of the appraised value of collateral (except in areas of high speculation designated by the government where we are required to limit our lending to 40% of the appraised value of collateral) and to periodically re-appraise our collateral, downturns in the real estate markets in Korea from time to time have resulted in declines in the value of the collateral securing some loans to levels below their outstanding principal balance. Future declines in real estate prices would reduce the value of the collateral securing our mortgage and home equity loans. If collateral values decline in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any declines in the value of the real estate or other collateral securing our consumer loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

Our success under a financial holding company structure depends on our ability to take advantage of our large existing base of retail and corporate banking customers and to implement a strategy of developing and cross-selling diverse financial products and services to them. As part of this strategy, we have standardized our subsidiaries’ risk management operations (except with respect to operational risk), including with respect to credit risk management following systems upgrades completed in 2007. We also plan to continue to diversify our product offerings through, among other things, increased marketing of insurance products and expansion of our investment banking and investment trust operations. The continued implementation of these plans may require additional investments of capital, infrastructure, human resources and management attention. This strategy entails certain risks, including the possibility that:

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

Our success under a financial holding company structure depends on our ability to implement our reorganization and integration plan and to realize the anticipated synergies, growth opportunities and cost savings from coordinating and, in certain cases, combining the businesses of our various subsidiaries. As part of this plan, between December 2001 and February 2002 we merged the commercial banking business of Peace Bank of Korea into Woori Bank, converted Peace Bank of Korea into a credit card subsidiary, Woori Credit Card, and transferred the credit card business of Woori Bank to Woori Credit Card. We also transferred the credit card business of Kwangju Bank to Woori Credit Card in March 2003. In light of the deteriorating business performance of Woori Investment Bank and with the objective of restructuring the group platform, we merged Woori Investment Bank with Woori Bank in August 2003. In March 2004, in response to the liquidity problems of Woori Credit Card stemming from the deteriorating asset quality of its credit card portfolio, we merged Woori Credit Card with Woori Bank. Although we currently intend for our commercial banking subsidiaries to continue to operate as separate legal entities within our financial holding company structure and to maintain separate loan origination and other functions, we have standardized our subsidiaries’ risk management operations (except with respect to operational risk), including with respect to credit risk management following systems upgrades completed in 2007. In October and December 2004, we also acquired a 27.3% voting interest in LGIS, a leading domestic securities firm. In March 2005, we merged Woori Securities into LGIS and renamed the surviving entity Woori Investment & Securities, which became an equity method investee. See “Item 4B. Business Overview—Business—Capital Markets Activities—Securities Brokerage.” In May 2005, we purchased a 90.0% direct ownership interest in LG Investment Trust Management, or LGITM, from LGIS. We subsequently merged Woori Investment Trust Management, our wholly-owned asset management subsidiary, into LGITM and renamed the surviving entity Woori Asset Management, which remains a consolidated subsidiary. In July and September 2005, Woori Asset Management reacquired the remaining 10.0% interest from its minority shareholders. In May 2006, we transferred 30.0% of our interest in Woori Asset Management to Credit Suisse. Following this transfer, we renamed the entity Woori Credit Suisse Asset Management. As part of our business plan, we have, through Woori Bank, Kyongnam Bank and Kwangju Bank, also entered into bancassurance marketing arrangements with third party insurance companies. See “Item 4B. Business Overview—Business—Other Businesses—Bancassurance.” Furthermore, we acquired a 51.4% interest in Hanmi Capital in September 2007, which was subsequently renamed Woori Financial, and acquired a 51.0% interest in LIG Life Insurance in April 2008, which was subsequently renamed Woori Aviva Life Insurance. Woori Financial became a consolidated subsidiary, while we expect to account for Woori Aviva Life Insurance as an equity method investee under U.S. GAAP.

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

In 2007, our subsidiary Woori Bank reduced or waived many of the fees it charges on its banking services, in response to customer demand and to similar measures taken by other commercial banks in Korea. Specifically,

Woori Bank reduced or waived its fees on fund transfers through its ATMs, and exempted its fees on fund transfers through its mobile banking services. Woori Bank also waived the fees it charges on the opening of household checking accounts and on the issuance of bankers’ checks and certain tax-related statements. In addition, in March 2008, we began a stockholder benefits program whereby Woori Bank will reduce or waive various fees, including foreign exchange-related commissions and credit card annual membership fees, for holders of ten shares or more of our common stock. These measures may adversely affect our fee income.

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

In the case of dividend distributions, this depends on the financial condition and operating results of our subsidiaries. In the future, our subsidiaries may enter into agreements, such as credit agreements with lenders or indentures relating to high-yield or subordinated debt instruments, that impose restrictions on their ability to make distributions to us, and the terms of future obligations and the operation of Korean law could prevent our subsidiaries from making sufficient distributions to us to allow us to make payments on our outstanding obligations. See “—As a holding company, we depend on receiving dividends from our subsidiaries to pay dividends on our common stock.” Any delay in receipt of or shortfall in payments to us from our subsidiaries could result in our inability to meet our liquidity needs and regulatory requirements, including minimum liquidity, double leverage and capital adequacy ratios, and may disrupt our operations at the holding company level.

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

•

under the Bank Act, a bank also must credit at least 10% of its net profit to a legal reserve each time it pays dividends on distributable income until that reserve equals the amount of its total paid-in capital; and

•

under the Bank Act and the requirements of the Financial Services Commission, if a bank fails to meet its required capital adequacy ratio or otherwise subject to the management improvement measures imposed by the Financial Services Commission, then the Financial Services Commission may restrict the declaration and payment of dividends by that bank.

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

Competition in the Korean financial market has been and is likely to remain intense. Some of the financial institutions that we compete with are larger in terms of asset size and customer base and have greater financial resources or more specialized capabilities than our subsidiaries. In addition, in the area of our core banking operations, most Korean banks have been focusing on retail customers and small- and medium-sized enterprises in recent years, although they are beginning to increase their exposure to large corporate borrowers, and have been focusing on developing fee income businesses, including bancassurance and investment products, as increasingly important sources of revenue. In the area of credit cards, Korean banks and credit card companies have in the past engaged in aggressive marketing activities and made significant investments, contributing to some extent to lower profitability and asset quality problems previously experienced with respect to credit card receivables. The competition and market saturation resulting from this common focus may make it more difficult for us to secure retail and small- and medium-sized customers with the credit quality and on credit terms necessary to maintain or increase our income and profitability.

In addition, we believe that regulatory reforms, including the enactment of the Financial Investment Services and Capital Market Act in 2007, and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005 and Chohung Bank’s merger with Shinhan Bank in April 2006, as well as the proposed acquisition of Korea Exchange Bank by HSBC. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

Competition for customer deposits may increase, resulting in a loss of our deposit customers or an increase in our funding costs.

In recent years, we have faced increasing pricing pressure on deposit products from our competitors. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business. In addition, even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operations.

Other risks relating to our business

Difficult conditions in the global credit and financial markets could adversely affect our liquidity and performance.

During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. These conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global credit and financial markets. We are exposed to adverse developments in the U.S. sub-prime mortgage market through our holdings of collateralized debt obligations related to U.S. mortgage loans. As of December 31, 2007, we held, through Woori Bank, approximately (Won)980 billion in face value of collateralized debt obligations, of which approximately (Won)460 billion were related to U.S. sub-prime mortgages. We recognized impairment losses of (Won)417 billion in 2007 with respect to our holdings of U.S. sub-prime mortgage-related collateralized debt obligations as well as impairment losses of (Won)89 billion with respect to other collateralized debt obligations, which in turn resulted in a decrease in net gain on investment securities and contributed to a decrease in our non-interest income in 2007 as compared to 2006. We are also exposed to adverse developments in the U.S. and global credit markets through our holdings of derivatives. As of December 31, 2007, our total exposure under credit derivatives outstanding was approximately (Won)615 billion (including (Won)146 billion of credit derivatives relating to Korean companies), principally through credit default swaps and total return swaps held by Woori Bank. We recognized losses on valuation of our credit derivatives amounting to (Won)130 billion in 2007, which in turn resulted in a decrease in our net trading revenue and contributed to a decrease in our non-interest income in 2007 as compared to 2006. Furthermore, in the first quarter of 2008, the fair value of our holdings of collateralized debt obligations and credit derivatives declined further following the downgrades of ratings of such instruments by various rating agencies. For the three months ended March 31, 2008, on a Korean GAAP basis, we recognized a decrease in the fair value of our holdings of collateralized debt obligations of approximately (Won)93 billion and losses on valuation of our credit derivatives of approximately (Won)44 billion. Continued adverse conditions in the U.S. sub-prime mortgage and U.S. and global credit markets could result in additional losses on collateralized debt obligations as well as credit derivatives held by us.

In addition, recent increases in credit spreads, as well as limitations on the availability of credit, may affect our ability to borrow, which may adversely affect our liquidity and performance. In the event that the current difficult conditions in the global credit markets continue, we may be forced to fund our operations at a higher cost or we may be unable to raise as much funding as we need to support our lending and other activities. This could cause us to curtail our business activities and could increase our cost of funding, both of which may reduce our profitability.

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

We have provided certain assets as collateral for our secured borrowings in recent years. These secured borrowings often take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our balance sheet. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. As of December 31, 2007, the aggregate amount of assets we had provided as collateral for our secured borrowings was (Won)4,573 billion. As of that date, we had established allowances of (Won)1 billion in respect of possible losses on those assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets to the extent those payments or recovery shortfalls exceed our allowances.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

From 2000 to 2004, interest rates in Korea declined to historically low levels as the government sought to stimulate economic growth through active rate-lowering measures. Interest rates began to rebound in the second half of 2005 and stabilized in 2006 and 2007, although they have declined again in 2008. Approximately 91.8% of the debt securities our banking subsidiaries hold pay interest at a fixed rate. All else being equal, an increase in interest rates would lead to a decline in the value of traded debt securities. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

Our banking subsidiaries meet a significant amount of their funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2007, approximately 93.6% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. Our banking subsidiaries may also be required to seek more expensive sources of short-term and long-term funding to finance their operations. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

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

As of December 31, 2007, our banking subsidiaries held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the KDIC, the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) with a total book value of (Won)17,912 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We and our commercial banking subsidiaries may be required to raise additional capital to maintain our capital adequacy ratio or for other reasons, which we or they may not be able to do on favorable terms or at all.

Under the new capital adequacy requirements of the Financial Services Commission which came into effect on January 1, 2007, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio, which is the ratio of equity capital as a percentage of risk-weighted assets on a consolidated Korean GAAP basis, of 8.0%. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.” In addition, each of our commercial banking subsidiaries is required to maintain a minimum combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. In both cases, Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. In addition, the memoranda of understanding among us, our subsidiaries and the KDIC require us and our subsidiaries to meet specified capital adequacy ratio requirements. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As of December 31, 2007, our capital ratio and the capital adequacy ratios of our subsidiaries exceeded the minimum levels required by both the Financial Services Commission and these memoranda. However, our capital base and capital adequacy ratio or those of our subsidiaries may deteriorate in the future if our or their results of operations or financial condition deteriorates for any reason, or if we or they are not able to deploy their funding into suitably low-risk assets. To the extent that our subsidiaries fail to maintain their capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on them ranging from a warning to suspension or revocation of their licenses.

If our capital adequacy ratio or those of our subsidiaries deteriorate, we or they may be required to obtain additional Tier I or Tier II capital in order to remain in compliance with the applicable capital adequacy requirements. As the financial holding company for our subsidiaries, we may be required to raise additional capital to contribute to our subsidiaries. We or our subsidiaries may not be able to obtain additional capital on favorable terms, or at all. The ability of our company and our subsidiaries to obtain additional capital at any time may be constrained to the extent that banks or other financial institutions in Korea or from other Asian countries are seeking to raise capital at the same time. Depending on whether we or our subsidiaries are obtaining any necessary additional capital, and the terms and amount of any additional capital obtained, holders of our common stock or American depositary shares, or ADSs, may experience a dilution of their interest, or we may experience a dilution of our interest in our subsidiaries.

We may face increased capital requirements under the new Basel Capital Accord.

Beginning on January 1, 2008, the Financial Supervisory Service implemented the new Basel Capital Accord, referred to as Basel II, in Korea, which has affected the way risk is measured among Korean financial institutions, including our commercial banking subsidiaries. Building upon the initial Basel Capital Accord of 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk. Basel II also institutes new measures that require our commercial banking subsidiaries to take into account individual borrower credit risk and operational risk when calculating risk-weighted assets.

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank is currently using a standardized approach but has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements and is expected to be implemented in 2009. Kyongnam Bank and Kwangju Bank have chosen to use a standardized approach. While we believe that Woori Bank’s implementation of an internal ratings-based approach for the first time in 2009 will not lead to a significant increase in its capital requirements, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in Woori Bank’s credit risk capital requirements in the future, which may require it to either improve its asset quality or raise additional capital. See “Item 5A. Operating Results—Overview—New Basel Capital Accord” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

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

Risks relating to government regulation and policy

New loan loss provisioning guidelines implemented by the Financial Services Commission may require us to increase our provisioning levels under Korean GAAP, which could adversely affect us.

In recent years, the Financial Services Commission (formerly the Financial Supervisory Commission) has implemented changes to the loan loss provisioning requirements applicable to Korean banks, which have resulted in increases to our provisions and adversely impacted our reported results of operations and financial condition under Korean GAAP. Until 2004, the requirement to establish allowances for possible losses in respect of confirmed acceptances and guarantees under Korean GAAP applied only to those classified as substandard or below. Commencing in the second half of 2005, the requirement was extended to cover confirmed acceptances and guarantees classified as normal or precautionary, as well as unconfirmed acceptances and guarantees and bills endorsed. Similarly, until 2004, the requirement to establish other allowances in respect of unused credit lines under Korean GAAP applied only to the unused credit limit for cash advances on active credit card accounts, defined as those with a transaction recorded during the past year. Commencing in the second half of 2005, the requirement was extended to cover the unused credit limit for credit card purchases on active accounts, as well as the unused credit limit on consumer and corporate loans. Due to these changes, our consolidated allowance for acceptances and guarantees and other allowances under Korean GAAP increased by (Won)23 billion and (Won)134 billion, respectively, as of December 31, 2005, and our consolidated income before income tax under Korean GAAP for 2005 decreased by (Won)157 billion.

Furthermore, in the second half of 2006, the Financial Services Commission increased the minimum required provisioning levels applicable under Korean GAAP to loans, confirmed and unconfirmed acceptances and guarantees, bills endorsed and unused credit lines that are classified as normal and precautionary. The Financial Services Commission also extended the requirement to establish other allowances on unused credit lines under Korean GAAP to cover inactive credit card accounts. As a result of these changes, our consolidated allowance for loan losses, allowance for acceptances and guarantees and other allowances for unused lines of credit under Korean GAAP increased by (Won)283 billion, (Won)17 billion and (Won)125 billion, respectively, as of December 31, 2006, and our consolidated income before income tax under Korean GAAP for 2006 decreased by (Won)425 billion.

In addition, in the second half of 2007, the Financial Services Commission increased the minimum required provisioning levels applicable to all loans (other than consumer loans and credit card balances) classified as normal. This change resulted in a significant increase in our consolidated allowance for loan losses, allowance for acceptances and guarantees and other allowances for unused lines of credit under Korean GAAP, and a corresponding decrease in our consolidated income before income tax under Korean GAAP, in 2007.

Also, in November 2004, the Financial Services Commission announced that it will implement new loan loss provisioning guidelines, which Korean banks will be required to follow from the end of 2007 in preparing financial statements under Korean GAAP. These guidelines include a new requirement that banks take into account “expected losses” with respect to credits in establishing their allowance for loan losses, instead of establishing such allowances based on the classification of credits under the current asset classification criteria. Under the new guidelines, all Korean banks were required to establish systems to calculate their “expected losses” based on their historical losses during 2005. The Financial Services Commission also announced that Korean banks could voluntarily comply with the new loan loss provisioning guidelines commencing in 2005. Specifically, in the second half of 2005, banks that had implemented a credible internal system for evaluating “expected losses” could establish their allowance for loan losses under Korean GAAP based on their historical losses, so long as the total allowance for loan losses established exceeded the levels required under the asset classification-based provisioning guidelines. Similarly, in the first half of 2006, banks that had implemented a credible system for evaluating “expected losses” could establish their allowance for loan losses under Korean GAAP based on such expected losses, so long as the total allowance established exceeded required levels. We complied with the new guidelines and implemented a system for evaluating “expected losses” in establishing our allowance for loan losses, which did not in and of itself result in an increase in our provisions for loan losses under Korean GAAP in 2005 or 2006. However, the Financial Services Commission has not since released any further details regarding the new guidelines, and it is unclear whether such new guidelines will be implemented in the future. Full compliance with the new guidelines may increase our provisions for loan losses under Korean GAAP compared to previous levels established under the asset classification-based provisioning guidelines.

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

The Korean government has also expressed a continuing commitment to stabilize rising prices in the real estate market and a willingness to implement necessary measures for this purpose. For example, from 2004 through 2006, the Korean government:

•	raised the residential property tax applicable to residential properties in cases where the aggregate value of the residential properties held by a single household exceeds (Won)600 million;

•

raised the capital gains tax applicable to sales of residential properties in cases where such property belongs to a household that owns more than three, and under certain circumstances more than two, residential properties;

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

Due to the rapid growth of the credit card market and rising consumer debt levels in Korea in prior years, the Korean government heightened its regulatory oversight of the credit card industry. From mid-2002 through early 2003, the Ministry of Strategy and Finance (formerly the Ministry of Finance and Economy) and the Financial Services Commission adopted a variety of amendments to existing regulations governing the credit card industry. Among other things, these amendments increased minimum required provisioning levels applicable to credit card receivables, required the reduction in volumes for credit card loans, increased minimum capital ratios and allowed the imposition of new sanctions against credit card companies that failed to meet applicable requirements. The Financial Services Commission and the Financial Supervisory Service also implemented a number of changes to the rules governing the evaluation and reporting of credit card balances and delinquency ratios, as well as procedures governing which persons may receive credit cards. For more details relating to these regulations, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Credit Card Business.”

The Korean government may adopt further regulatory changes in the future that affect the credit card industry. Depending on their nature, such changes may adversely affect our credit card operations, by restricting its growth or scope, subjecting it to stricter requirements and potential sanctions or greater competition, constraining its profitability or otherwise.

The Korean government may promote lending and financial support by the Korean financial industry to certain types of borrowers as a matter of policy, which financial institutions, including us, may decide to follow.

Through its policy guidelines and recommendations, the Korean government has promoted and, as a matter of policy, may continue to attempt to promote lending by the Korean financial industry to particular types of borrowers. For example, the Korean government has in the past announced policy guidelines requesting financial institutions to participate in remedial programs for troubled corporate borrowers, as well as policies aimed at promoting certain sectors of the economy, including measures such as making low interest funding available to financial institutions that lend to these sectors. The government has in this manner encouraged mortgage lending to low-income individuals and lending to small- and medium-sized enterprises. We expect that all loans or credits made pursuant to these government policies will be reviewed in accordance with our credit approval procedures. However, these or any future government policies may influence us to lend to certain sectors or in a manner in which we otherwise would not in the absence of that policy.

In the past, the Korean government has also issued recommendations encouraging financial institutions in Korea to provide financial support to particular economic sectors as a matter of policy. For example, in light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. These measures included, among other things, requesting banks and other financial institutions that held debt securities of credit card companies to extend the maturity of such securities and also requesting banks and other financial institutions to make contributions to mutual funds to enable them to purchase debt securities of credit card companies.

The Korean government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may decide to accept. We may incur costs or losses as a result of providing such financial support.

The Financial Services Commission may impose burdensome measures on us if it deems us or one of our subsidiaries to be financially unsound.

If the Financial Services Commission deems our financial condition or the financial condition of our subsidiaries to be unsound, or if we or our subsidiaries fail to meet applicable regulatory standards, such as minimum capital adequacy and liquidity ratios, the Financial Services Commission may order, among other things:

•	capital increases or reductions;

•	stock cancellations or consolidations;

•	transfers of business;

•	sales of assets;

•	closures of branch offices;

•	mergers with other financial institutions; and

•	suspensions of a part or all of our business operations.

If any of these measures are imposed on us by the Financial Services Commission, they could hurt our business, results of operations and financial condition. In addition, if the Financial Services Commission orders us to partially or completely reduce our capital, you may lose part or all of your investment.

The recent enactment of the Financial Investment Services and Capital Market Act may result in increased competition in the Korean financial services industry.

In July 2007, the National Assembly of Korea enacted the Financial Investment Services and Capital Market Act, a new law intended to enhance the integration of the Korean capital markets and financial investment products industry. When the Financial Investment Services and Capital Market Act becomes effective in February 2009, our subsidiary banks and other banks in Korea may face greater competition in the Korean financial services market from securities companies and other non-bank financial institutions. For example, securities companies currently are not permitted to accept deposits other than for purposes of securities investment by customers and may not provide secondary services in connection with securities investments such as settlement and remittance relating to such deposits. However, under the Financial Investment Services and Capital Market Act, financial investment companies, which will replace the current securities companies, among others, will be able to provide such secondary services. Accordingly, our subsidiary banks and other banks in Korea may experience a loss of customer deposits (which in turn may result in a need to seek alternative funding sources and an increase in our subsidiary banks’ funding costs), as well as a decrease in our subsidiary banks’ settlement and remittance service fee income, which may outweigh the benefits to our non-banking subsidiaries under the Financial Investment Services and Capital Market Act.

In addition, we believe it is likely that securities companies, as well as asset management companies and other financial industry participants in Korea, will seek to take advantage of the greater flexibility provided under the Financial Investment Services and Capital Market Act to expand their operations in areas that we also plan to develop further, such as investment banking and asset management. As a result, we may face increased competition for customers as well as qualified employees as a result of the implementation of the new law. The Financial Investment Services and Capital Market Act is also likely to result in substantial consolidation and convergence among companies in the Korean financial services industry in the near future. This trend toward consolidation and convergence may significantly increase the capital base and geographic reach of some of our competitors. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide greater competition for us.

Risks relating to Korea

Unfavorable financial and economic developments in Korea may have an adverse effect on us.

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and future growth of the economy is subject to many factors beyond our control. Recent developments in the Middle East, including the war in Iraq and its aftermath, higher oil and commodity prices, the general weakness of the U.S. and global economy, the possibility of an outbreak of avian flu in Asia and other parts of the world, and recent difficult conditions and volatility in the U.S. and worldwide credit markets have increased the uncertainty of global economic prospects in general and may continue to adversely affect the Korean economy. Any future deterioration of the Korean or global economy could adversely affect our financial condition and results of operations.

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

•	the economic impact of any pending or future free trade agreements, including the Free Trade Agreement recently negotiated with the United States;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

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

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In October 2007, Korea and North Korea held a summit meeting to discuss easing tensions and fostering peace on the Korean peninsula. Despite these recent initiatives, there can be no assurance that the level of tension on the Korean peninsula will not escalate in the future.

In particular, there is no guarantee that the new administration in Korea, which took office in February 2008, will continue the policy on North Korea of the previous administration or that the high-level contacts between Korea and North Korea will continue. Any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could have a material adverse effect on our operations and the market value of our common stock and ADSs.

Labor unrest in Korea may adversely affect our operations.

Any future economic downturn in Korea or an increase in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistics Office, the unemployment rate increased from 3.6% in 2003 to 3.7% in 2004 and 2005 but decreased to 3.5% in 2006. In 2007, the unemployment rate decreased further to 3.2%. An increase in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Financial instability in other countries, particularly emerging market countries in Asia, could adversely impact our business and cause the price of the ADSs to go down.

The Korean market and the Korean economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia, including China. Financial turmoil in Asia, Russia and elsewhere in the world in the past has adversely affected the Korean economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in Korean financial markets. We cannot be certain that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again in Asia or in other markets in which we may invest, or that such events will not have an adverse effect on our business or the price of our common stock and ADSs.

Risks relating to our common stock and ADSs

The market price of our common stock and ADSs could be depressed by the ability of the KDIC to sell large blocks of our common stock.

The KDIC currently owns 588,158,609 shares, or 72.97%, of our outstanding common stock. In the future, the KDIC may choose to sell large blocks of our common stock publicly or privately to a strategic or financial investor, including for the purpose of recovering the public funds it injected into our subsidiaries to recapitalize them. For example, in September 2004, the KDIC sold approximately 45 million of our shares of common stock in a private offering for approximately (Won)324 billion, which constituted 5.7% of our outstanding common stock, and in June 2007, the KDIC disposed of approximately 40 million shares of our common stock, which constituted 5.0% of our outstanding common stock. Under the Financial Holding Company Act, the KDIC was originally required to dispose of all of its holdings of our common stock by the end of March 2005, but the deadline was subsequently extended and then abolished in March 2008 as a result of an amendment to the Financial Holding Company Act.

According to the privatization plans announced by the KDIC, the KDIC will seek to dispose of all of its holdings of our common stock through registered or overseas offerings, sales to strategic investors, block sales and other available means, in a manner consistent with its mandate from the Korean government to maximize its returns and contribute to the development of the Korean financial industry in connection with such disposal. However, such plans are subject to change depending on market conditions and other factors. Accordingly, we do not know when, how or what percentage of our shares owned by the KDIC will be disposed of, or to whom such shares will be sold. As a result, we cannot predict the impact of such sales on us or our stock prices. Any future sales of our common stock or ADSs in the public market or otherwise by the KDIC, or the possibility that such sales may occur, could depress the prevailing market prices of our common stock and ADSs.

Ownership of our common stock is restricted under Korean law.

Under Korean law, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the outstanding shares of voting stock of a financial holding company such as us that controls nationwide banks, with the exception of certain stockholders that are non-financial business group companies, whose applicable limit is 4.0%. The Korean government and the KDIC are exempt from this limit, and investors may also exceed the 10.0% limit upon approval by the Financial Services Commission. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.” To the extent that the total number of shares of our common stock (including those represented by ADSs) that you and your affiliates own together exceeds the applicable limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to (Won)50 million and/or up to 0.03% of the book value of such shares per day until the date of disposal.

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

Our common stock is listed on the Stock Market Division of the Korea Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the Stock Market Division of the Korea Exchange. The Stock Market Division of the Korea Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and has prescribed a fixed range in which share prices are permitted to move on a daily basis. In the past, the Korea Composite Stock Price Index, known as the “KOSPI,” reached a peak of 1,138.75 in 1994 and subsequently fell to a low of 280.00 in 1998. On June 23, 2008, the KOSPI closed at 1,715.59. Like other securities markets, including those in developed countries, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Our legal and commercial name is Woori Finance Holdings Co., Ltd. Our registered office and corporate headquarters are located at 203 Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea. Our telephone number is 822-2125-2000. Our website address is http://www.woorifg.com.

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

Despite the measures implemented by the government, however, the predecessor operations of substantially all of our subsidiaries recorded significant losses in 1999 and 2000, primarily as a result of high levels of non-performing credits and loan loss provisioning. Based on subsequent audits conducted by the Financial

Supervisory Service of a number of Korean commercial and merchant banks, the Financial Services Commission announced in April 2000 that certain financial institutions had a high risk of insolvency and that substantial remedial measures were required.

Commercial Banking Operations. The Korean government, through the Financial Services Commission, decided in December 2000 to write down the capital of each of Hanvit Bank (now Woori Bank), Kyongnam Bank, Kwangju Bank and Peace Bank of Korea (which was renamed Woori Credit Card and eventually merged with Woori Bank) to zero. It accomplished this by having the Financial Services Commission issue a capital reduction order with respect to these banks pursuant to its regulatory authority. Under Korean law, the Financial Services Commission has the power to order a distressed financial institution to effect a capital reduction by requiring it either to cancel the whole or a part of the shares held by certain shareholders with or without consideration or to effect a reverse stock-split with respect to the shares owned by certain shareholders. Although the precise requirements of any particular order will vary on a case by case basis, with respect to these banks, the capital reduction order required them to cancel their outstanding shares without providing consideration to shareholders.

After that order was issued by the Financial Services Commission, it was ratified by the board of directors of each bank. Immediately following that ratification, each bank published a notice in two newspapers in Korea that informed shareholders who dissented as to the capital reduction that the relevant bank would be required to purchase their shares, so long as they made a request in writing no more than ten business days following the publication date. Each bank purchased the shares owned by dissenting shareholders within two months after receiving those requests, in each case at a price negotiated between the bank and its dissenting shareholders. With respect to each of the four banks, the bank and the dissenting shareholders were unable to agree on a purchase price. Accordingly, an accounting expert determined that price. Although the shareholders of each of Hanvit Bank, Kyongnam Bank and Kwangju Bank subsequently requested, pursuant to Korean law, that a court review and adjust the determined price, the court in each case declined to make any such adjustment.

The Korean government also decided to recapitalize these banks by injecting public funds through the KDIC in two parts. The first part of this recapitalization would comprise capital injections of approximately (Won)3.6 trillion, in return for new shares of the relevant banks, to eliminate their capital deficits, while the second part would comprise further capital contributions of approximately W2.6 trillion, without consideration, to increase their capital adequacy ratios to more than 10%. Accordingly, trading of shares of these four commercial banks was suspended in December 2000, and the capital of each was written down to zero after each bank purchased outstanding shares from the then-existing dissenting minority shareholders. On December 22, 2000, the Korean government and the labor unions of the four commercial banks entered into an agreement under which the labor unions consented to a plan to include their respective banks as subsidiaries of a state-run financial holding company that would have full management rights to oversee the restructuring of those banks.

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

Pursuant to the terms of the Financial Holding Company Act, we are subject to certain limitations on our activities that would not be applicable to most other Korean corporations. For example, we:

•	may not engage in any business other than managing our subsidiaries;

•	must obtain prior approval from, or file a prior report with, the Financial Services Commission before we can acquire control of another company;

•	must obtain permission from the Financial Services Commission to liquidate or to merge with another company;

•	must inform the Financial Services Commission if there is any change in our officers, directors or largest shareholder; and

•	must inform the Financial Services Commission if we cease to control any of our direct or indirect subsidiaries by disposing of shares in those subsidiaries.

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

Our two-year business normalization plan sets forth the basis on which we should manage the normalization and integration of our subsidiaries’ operations as well as return the public funds that were injected into those subsidiaries. The business normalization plan sets forth six financial targets for each quarter of 2007 and 2008 that we are required to meet on a Korean GAAP basis. Our Korean GAAP targets for each six-month period in 2008 are set forth in the following table:

	Six-month period ended
	2008
	June		December
Capital adequacy ratio (1)		9.5%		9.7%
Return on total assets (2)		0.6		0.7
Expense-to-revenue ratio (3)		51.8		50.5
Operating income per employee (Won millions) (4)	(Won)	360	(Won)	370
Non-performing loan ratio (5)		1.0%		1.0%
Holding company expense ratio (6)		0.6		0.6

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

(4)	Represents the ratio of adjusted operating income to total number of employees.
(5)	Represents the ratio of total credits classified as substandard or below to total credits, in each case, net of provisions.
(6)	Represents the ratio of the holding company’s expenses to adjusted operating income of its subsidiaries.

Each of Woori Bank, Kyongnam Bank and Kwangju Bank also submitted similar two-year business normalization plans that contain similar financial targets that each subsidiary is required to meet. We expect that we and these subsidiaries will be required to enter into new business normalization plans with the KDIC every two years so long as the KDIC remains our largest shareholder.

Reorganization and Integration Plan

Following our establishment and our acquisition of our subsidiaries, we developed a reorganization and integration plan designed to reorganize the corporate structure of some of our subsidiaries and integrate our operations under a single management structure. As part of this plan, and after receiving approval from the Financial Services Commission for each of these measures:

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

In addition, as part of our integration efforts under the plan:

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

Furthermore,

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

•

In May 2005, we acquired a 90.0% interest in LGITM, from Woori Investment & Securities and merged Woori Investment Trust Management into LGITM. We renamed the surviving entity Woori Asset Management, which remains a consolidated subsidiary. In July and September 2005, Woori Asset Management reacquired the remaining 10.0% interest from its minority shareholders. In May 2006, we transferred 30.0% of our interest in Woori Asset Management to Credit Suisse. Following this transfer, we renamed the entity Woori Credit Suisse Asset Management.

•	In October 2005, we established Woori Private Equity as a consolidated subsidiary.

•	In September 2007, we acquired a 51.4% interest in Hanmi Capital, which became a consolidated subsidiary, and renamed the entity Woori Financial.

•

In April 2008, we acquired a 51.0% interest in LIG Life Insurance. In connection with this acquisition, we entered into a joint venture agreement with Aviva International Holdings Limited. Aviva International Holdings Limited and we collectively hold a 91.7% interest in LIG Life Insurance, which was subsequently renamed Woori Aviva Life Insurance. We expect to account for Woori Aviva Life Insurance as an equity method investee under U.S. GAAP.

In addition, we have implemented a group-wide, standardized risk management system (except with respect to operational risk), including the standardization of the credit risk management systems of our subsidiaries which was completed in 2007. With respect to credit risk management systems, we have completed implementing standardized credit risk management systems based on Woori Bank’s system in all of our banking subsidiaries in 2007. With respect to operational risk management systems, we completed implementation of various aspects of the operational risk management system (not including the business risk management system) at Kyongnam Bank, Kwangju Bank and Woori Finance Information System in 2006, and expect to complete the implementation of such aspects of the operational risk management system at Woori Investment & Securities by the end of 2008.

Item 4B. Business Overview

Business

We are Korea’s first financial holding company, and our operations include the second-largest commercial bank in Korea, in terms of total assets (including loans). Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, capital markets activities, international banking, asset management and bancassurance. We provide a wide range of products and services to our customers, which mainly comprise individuals and small- and medium-sized enterprises, as well as some of Korea’s largest corporations. As of December 31, 2007, we had consolidated total assets of (Won)230.9 trillion, consolidated total deposits of (Won)145.0 trillion and consolidated stockholders’ equity of (Won)12.1 trillion.

We were established as a financial holding company in March 2001, to consolidate the Korean government’s interest in a number of distressed financial institutions in the wake of the financial crisis in Korea in the late 1990s. Since our establishment, we have succeeded in restructuring our operations by: securing a solid capital base for our banking subsidiaries; improving the quality of our exposure to and our relationships in the large corporate sector; refocusing our lending activities on individual and small- and medium-sized enterprise customers to take advantage of our network of 1,144 branches nationwide; expanding our activities in the areas of credit cards, full service brokerage, asset management and bancassurance for our over 19 million retail customers; modernizing and strengthening our credit risk review and management capabilities; working to integrate and cross-sell our products and services; and striving to create a customer- and service-oriented culture that measures and rewards performance.

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

(1)	Woori Investment & Securities is accounted for as an equity method investee.
(2)

Woori Aviva Life Insurance, in which we acquired a 51.0% interest in April 2008 and in respect of which we entered into a joint venture agreement with Aviva International Holdings Limited, is expected to be accounted for as an equity method investee under U.S. GAAP.

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

Strong and long standing relationships with corporate customers. Historically the operations of Woori Bank, our largest subsidiary, concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 15 of the 42 largest Korean corporations. Further enhancing our corporate loan portfolio is our growing ability to lend to small- and medium-sized enterprise customers, which numbered approximately 605,000 as of December 31, 2007.

Large and loyal retail customer base. With respect to our consumer banking operations, we have the second-largest deposit base of any Korean commercial bank, and over 19 million retail customers, representing about half of the Korean adult population. Of these customers, more than half are active customers, meaning that they have an account with us with a positive balance or have transacted business with us at least once during the last six months.

Extensive distribution and marketing network. We serve our customers primarily through the second-largest banking network in Korea, comprising over 1,144 branches and 8,416 ATMs and cash dispensers. Through Woori Bank, we also operate 13 dedicated corporate marketing centers and over 94 relationship managers for our large corporate customers and over 746 relationship professionals stationed at 659 branches for our small- and medium-sized enterprise customers. In addition, we have constructed new Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base. As of December 31, 2007, our consolidated stockholders’ equity totaled W12.1 trillion, and the combined capital adequacy ratio of our banking subsidiaries was 11.0%. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

Strong and experienced management team. Our management team comprises both experienced managers from our subsidiaries and their predecessor companies as well as leading experienced financial industry professionals who have been recruited from outside our group to complement our team. We expect that in late June 2008, Pal-Seung Lee, a former chief executive officer of Woori Investment & Securities, will assume the role of our chairman and chief executive officer, which we believe will enhance the quality of our management team and our corporate governance. We also believe that the extensive experience of many members of our management team in the financial sector will help us to continue to strengthen our operations.

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

Further improve our asset quality and strengthen our risk management practices. We were one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties. Since 2002, we have entered into joint venture arrangements with several financial institutions to facilitate the disposal of our substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans decreased from 9.8% at December 31, 2001 to 0.7% as of December 31, 2007.

One of our highest priorities is to maintain our strong asset quality and enhance our risk management practices on an ongoing basis. We created a centralized group-wide risk management organization, installed a comprehensive warning and monitoring system, adopted uniform loan loss provisioning policies across all subsidiaries and implemented an advanced credit evaluation system called “CREPIA” at Woori Bank. Kyongnam Bank and Kwangju Bank currently use standardized credit evaluation systems based on the CREPIA system. In preparation for the implementation of Basel II, we completed upgrades to our credit risk management systems in 2007, including credit evaluation models, collateral management systems and non-performing credit management systems, as well as the implementation of a “credit risk measurement engine” to quantify our credit risk exposures.

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

Diversify our revenue base with a view to reducing our exposure to interest rate cycles and increasing profitability. Currently, in line with the Korean banking industry, we derive a substantial majority of our revenues from our loan and other credit products. To reduce our traditional reliance on lending as a source of revenue and to increase our profitability, we have been seeking to further diversify our earnings base, in particular by focusing on fee-based services, such as foreign exchange, trade finance and derivatives products, investment banking and advisory investment trust services for our corporate customers and asset management and mutual funds, investment trust products and beneficiary certificates, life and non-life insurance products and securities brokerage services for our retail customers.

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

Enhance operational efficiencies to further reduce costs. We have been seeking to improve our operational efficiency and reduce our expenses by integrating our businesses, unifying our business procedures, eliminating duplication, centralizing processes and procurement, implementing continuous automation and migrating to low cost distribution channels. We have standardized the risk management operations of Kyongnam Bank and Kwangju Bank with those of Woori Bank, with various upgrades to standardize the credit risk management and operational risk management systems of Kyongnam Bank and Kwangju Bank being completed in 2007.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2005			2006			2007
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans:
Small- and medium-sized enterprise	(Won)	43,691	42.0%	(Won)	55,150	41.2%	(Won)	68,077	42.6%
Large corporate		13,632	13.1		15,115	11.3		18,889	11.8
Others (1)		4,268	4.1		5,280	3.9		10,071	6.3

Total	(Won)	61,591	59.2%	(Won)	75,545	56.4%	(Won)	97,037	60.7%

Deposits:
Small- and medium-sized enterprise	(Won)	12,812	12.3%	(Won)	18,900	14.9%	(Won)	22,174	15.3%
Large corporate		24,249	23.2		34,626	27.4		45,461	31.3

Total	(Won)	37,061	35.5%	(Won)	53,526	42.3%	(Won)	67,635	46.6%

Number of borrowers:
Small- and medium-sized enterprise		189,052			172,759			171,040
Large corporate		1,097			924			1,037

(1)	Includes loans to governmental agencies, foreign loans and other corporate loans.

Corporate loans we provide consist principally of the following:

•	working capital loans, which are loans used for general working capital purposes, typically with a maturity of one year or less, including notes discounted and trade finance; and

•	facilities loans, which are loans to finance the purchase of materials, equipment and facilities, typically with a maturity of three years or more.

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

Small- and Medium-Sized Enterprise Banking

We use the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations. Under the Small and Medium Industry Basic Act of Korea, the general criteria used to define small- and medium-sized enterprises is the number of full-time employees (less than 300), paid-in capital (not more than (Won)8 billion) or sales revenues (not more than (Won)30 billion), depending on the industry, but in each case the number of full-time employees must be fewer than 1,000, and the total amount of assets must be less than (Won)500 billion. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As a result of our efforts to target this growing market segment, our loan exposure to small- and medium-sized enterprises has increased from 65.9% of our total corporate loans as of December 31, 2002 to 70.2% as of December 31, 2007. As of December 31, 2007, 30.8% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 13.4% were extended to borrowers in the retail and wholesale industry and 5.7% were extended to borrowers in the hotel and transportation industry.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship professionals, as well as through the branches and headquarters of Kyongnam Bank and Kwangju Bank. As of December 31, 2007, Woori Bank had stationed one or more relationship professionals at 659 branches, of which 472 were located in the Seoul metropolitan area. The relationship professionals specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2007, Woori Bank had a total of 746 small- and medium-sized enterprise relationship professionals stationed at its branches.

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

Industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises rose from 2002 through 2004, although these delinquency ratios stabilized in 2005 and decreased in 2006 and 2007. As of December 31, 2006, the delinquency ratio for loans to small- and medium-sized enterprises was calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are over due by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. From January 1, 2007, the delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are over due by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won on a Korean GAAP basis increased from 1.5% as of December 31, 2001 to 2.7% as of December 31, 2004, but decreased to 1.9% as of December 31, 2005, to 1.4% as of December 31, 2006 and further decreased under the new method of calculation to 0.9% as of December 31, 2007. On a Korean GAAP basis, we charged off (Won)157 billion of our Won-denominated loans to small- and medium-sized enterprises in 2007. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

Lending Activities. We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2007, working capital loans and facilities loans accounted for 75.9% and 18.4%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2007, we had approximately 171,040 small- and medium-sized enterprise borrowers.

As of December 31, 2007, secured loans and loans guaranteed by a third party accounted for 55.0% and 18.6%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2007, approximately 64.9% of the secured loans were secured by real estate and 14.1% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of ten years.

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

Pricing. We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. At Woori Bank, lending rates are generally determined using our automated CREPIA system. At Kyongnam Bank and Kwangju Bank, we began to determine lending rates using similar credit evaluation systems from January 2008. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2007, about 70% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

Large Corporate Banking

Our large corporate customers consist of companies that are not “small- and medium-size enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations, and typically include companies that have assets of (Won)7 billion or more and are therefore subject to external audit under the External Audit Act of Korea. As a result of our history and development, particularly the history of Woori Bank, we remain the main creditor bank to many of Korea’s largest corporate borrowers.

In terms of our outstanding loan balance, as of December 31, 2007, 53.5% of our large corporate loans were extended to borrowers in the manufacturing industry, 8.6% were extended to borrowers in the retail and wholesale industry and 6.0% were extended to borrowers in the hotel and transportation industry.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate marketing centers and relationship managers. Woori Bank operates 13 dedicated corporate marketing centers, 12 of which are located in the Seoul metropolitan area. Each center is staffed with several relationship managers and headed by a senior relationship manager. Depending on the center, each relationship manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2007, Woori Bank had a total of 94 relationship managers who focus on marketing to and managing the accounts of large corporate customers.

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

Lending Activities. We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2007, working capital loans and facilities loans accounted for 38.6% and 8.1%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2007, secured loans and loans guaranteed by a third party accounted for 21.5% and 3.5%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for loan losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2007, approximately 57.7% of the secured loans were secured by real estate and approximately 3.9% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

We evaluate creditworthiness and collateral for our loans to corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing. We determine the pricing of our loans to corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2007, about one-third of these loans had interest rates that varied with reference to current market interest rates.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2005			2006			2007
	Amount		% of Total Loans	Amount		% of Total Loans	Amount		% of Total Loans
	(in billions of Won, except percentage)
General purpose household loans	(Won)	20,183	19.4%	(Won)	28,117	21.0%	(Won)	30,967	19.3%
Mortgage and home equity loans		20,181	19.4		27,588	20.6		28,556	17.9

Total	(Won)	40,364	38.8%	(Won)	55,705	41.6%	(Won)	59,523	37.2%

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

For secured loans, including mortgage and home equity loans, we generally lend up to 60% of the collateral value (except in areas of high speculation designated by the government where we are required to limit our lending to 40% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate, we generally use the appraisal value of the collateral as determined using our automated CREPIA system and similar systems used by Kyongnam Bank and Kwangju Bank. We generally revalue collateral on a periodic basis. As of December 31, 2007, the revaluation period was every year for real estate (with apartments being revalued every month), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

A borrower’s eligibility for general purpose household loans is primarily determined by such borrower’s creditworthiness. In reviewing a potential borrower’s loan application, we also consider the suitability of the borrower’s proposed use of funds, as well as the borrower’s ability to provide a first-priority mortgage. A borrower’s eligibility for a home equity loan is primarily determined by such borrower’s creditworthiness (including as determined by our internal credit scoring protocols) and the value of the collateral property, as well as any third party guarantees of the borrowed amounts.

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

We also offer a variety of collective housing loans, including loans to purchase property or finance the construction of housing units, loans to contractors to be used for working capital purposes, and loans to educational institutions and non-profit entities to finance the construction of dormitories. Collective housing loans subject us to the risk that the housing units will not be sold. As a result, we review the probability of the sale of the housing unit when evaluating the extension of a loan. We also review the borrower’s creditworthiness and the suitability of the borrower’s proposed use of funds. Furthermore, we take a lien on the land on which the housing unit is to be constructed as collateral. If the collateral is not sufficient to cover the loan, we also take a guarantee from the Housing Finance Credit Guarantee Fund as security.

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2007, approximately (Won)21,360 billion, or 69.2% of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years, and the amount of such loans has been steadily declining. As of December 31, 2007, this amount was approximately (Won)4 billion.

Pricing. The interest rates on our consumer loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived internally, which reflects our internal cost of funding, further adjusted to account for the borrower’s credit score and our opportunity cost) or a fixed rate that reflects those same costs and expenses, but taking into account interest rate risks. Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. At Woori Bank, lending rates are generally determined by our automated CREPIA system, and we began to determine lending rates at Kyongnam Bank and Kwangju Bank using similar credit evaluation systems from January 2008. The applicable interest rate is determined at the time of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2007, approximately 94.0% of our general purpose household loans had floating interest rates.

Mortgage and Home Equity Lending

We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of our mortgage and home equity loans is typically 30 years for Woori Bank, Kyongnam Bank and Kwangju Bank. Most of our mortgage and home equity loans have an interest-only payment period of three years or less. With respect to these loans, we determine the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using Woori Bank’s CREPIA system and similar systems used by Kyongnam Bank and Kwangju Bank. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” The eligibility of a borrower that is participating in a housing lottery will depend on proof that it has paid a deposit or can obtain a guarantee from a Korean government-related housing fund. We receive fee income related to the origination of loans, including fees relating to loan processing and collateral evaluation.

As of December 31, 2007, approximately 92.8% of our mortgage and home equity loans were secured by residential or other property, 1.6% of our mortgage and home equity loans were guaranteed by the government housing-related funds and 4.0% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2007, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of (Won)1,135 billion. For the year ended December 31, 2007, the average initial loan-to-value ratio of our mortgage and home equity loans was approximately 47.8%, compared to 53.1% for the year ended December 31, 2006.

Pricing. The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2007, approximately 94.7% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

In 2002, we launched our private banking operations within Woori Bank, Kyongnam Bank and Kwangju Bank. These operations currently aim to service our high net worth and mass affluent retail customers who individually maintain a deposit balance of at least (Won)30 million with us. As of December 31, 2007, we had over 392,583 customers who qualified for private banking services, representing 2.1% of our total retail customer base. Of our total retail customer deposits of (Won)51,301 billion as of December 31, 2007, high net worth and mass affluent customers accounted for 78.9%.

Through our private bankers, we provide financial and real estate advisory services to our high net worth and mass affluent customers. We also market differentiated investment and banking products and services to these segments, including beneficiary certificates, overseas mutual fund products, specialized bank accounts and credit cards. In addition, we have developed a customer loyalty program for our private banking customers that provides preferential rate and fee benefits and awards. We have also segmented our private banking operations by introducing exclusive private client services for high net worth customers who individually maintain a deposit balance of at least (Won)1 billion with us. We believe that our private banking operations will allow us to increase our revenues from our existing high net worth and mass affluent customers, as well as attract new customers in these segments.

Woori Bank has 460 branches that offer private banking services. These branches are staffed by 507 private bankers and almost all of the branches are located in metropolitan areas, including Seoul. Kyongnam Bank and Kwangju Bank operate one and two dedicated private banking centers, respectively. Both banks also offer private banking services through a select number of branches. As of December 31, 2007, 79 private bankers were dispersed over 78 Kyongnam Bank branches and 47 private bankers were dispersed over 46 Kwangju Bank branches that provided private banking services.

We operate three “financial products department stores” in Seoul, which function as regular branches and through which we offer and market a variety of financial products and services, including credit cards, foreign currency products, bonds, stocks and insurance policies. These “department stores” employ 11 specialists in the areas of tax, real estate and fund products. They are also dedicated to offering comprehensive wealth management consulting services for high net worth customers. In addition, Woori Bank operates an advisory center in Seoul for its private banking clients, which employs 20 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

As of December 31, 2007, we were the second-largest deposit holder on a combined basis (not adjusted for overlap) among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was (Won)51,173 billion, (Won)49,830 billion, and (Won)51,301 billion as of December 31, 2005, 2006 and 2007, respectively, which constituted 49.1%, 39.4% and 35.4%, respectively, of the balance of our total deposits.

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

•

installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which interest accrues at a fixed rate. Early withdrawals require penalty payment. The term for installment deposits range from six months to ten years; and

•

certificates of deposit, the maturities of which range from 30 days to five years, with a required minimum deposit of (Won)10 million. Interest rates on certificates of deposit vary with the length of deposit and prevailing market rates. Certificates of deposit may be sold at face value or at a discount with the face amount payable at maturity.

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2007:

Time Deposits	Demand Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit
53.67%	20.48%	10.59%	0.28%	14.98%

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

We also offer deposits in foreign currencies and various specialized deposits products, including:

•

Apartment application time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Act. This law sets forth various measures supporting the purchase of houses and the supply of such houses by construction companies. These products accrue interest at a fixed rate for one year, and at an adjustable rate after one year. Deposit amounts per account range from (Won)2 million to (Won)15 million depending on the size and location of the dwelling unit. These deposit products target high and middle income households.

•

Apartment application installment savings deposits, which are monthly installment savings programs providing the holder with a preferential right to subscribe for new private apartment units under the Housing Act. These deposits require monthly installments of (Won)50,000 to (Won)500,000, have maturities of between three and five years and accrue interest at fixed or variable rates depending on the term.

•

Apartment application savings accounts deposits, which are monthly installment savings programs providing the holder with a preferential right to subscribe for new national housing units constructed under the Housing Act or mid-sized, privately constructed national housing units. These deposits are available only to heads of household who do not own a home. These deposits require monthly installments of (Won)20,000 to (Won)100,000, terminate when the holder is selected as a subscriber for a housing unit and accrue interest at fixed rates.

The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.” Ongoing regulatory reforms have removed all controls on lending rates and deposit rates (except for the prohibition on interest payments on current account deposits).

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay an annual premium of 0.2% of our average deposits and, for the year ended December 31, 2007, our banking subsidiaries paid an aggregate of (Won)149 billion.

Branch Network and Other Distribution Channels

Our commercial banking subsidiaries had a total of 1,144 branches in Korea as of December 31, 2007, which on a combined basis, was the second-most extensive network of branches among Korean commercial banks. Recently, demand for mutual funds and other asset management products as well as bancassurance products have been rising. These products require extensive sales force and customer interaction to sell, further emphasizing the need for an extensive branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct most of their transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of our branch network in Korea as of December 31, 2007:

	Woori Bank		Kyongnam Bank		Kwangju Bank		Total
	Number	% of Total	Number	% of Total	Number	% of Total	Number	% of Total
Area
Seoul	434	50.0%	3	2.0%	4	3.1%	441	38.6%
Six largest cities (other than Seoul)	154	17.7	46	31.3	84	65.6	284	24.8
Other	281	32.3	98	66.7	40	31.3	419	36.6

Total	869	100.0%	147	100.0%	128	100.0%	1,144	100.0%

Our Woori Bank branches are concentrated in the Seoul metropolitan area, while our Kyongnam Bank and Kwangju Bank branches are located mostly in the southeastern and southwestern regions of Korea, respectively, providing extensive overall nationwide coverage.

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. The following table presents the number of ATMs and cash dispensers we had as of December 31, 2007:

	ATMs	Cash Dispensers
Woori Bank	3,711	3,041
Kyongnam Bank	478	469
Kwangju Bank	327	390

Total	4,516	3,900

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

Woori Bank

	For the year ended December 31,
	2005		2006		2007
ATMs (1):
Number of transactions (millions)		333		369		398
Fee income (billions of Won)	(Won)	34	(Won)	39	(Won)	34
Telephone banking:
Number of users		4,131,770		4,675,000		5,186,812
Number of transactions (millions)		118		118		118
Fee income (billions of Won)	(Won)	14	(Won)	9	(Won)	5
Internet banking:
Number of users		2,793,322		4,331,780		6,339,416
Number of transactions (millions)		915		1,368		2,068
Fee income (billions of Won)	(Won)	63	(Won)	58	(Won)	70

Kyongnam Bank

	For the year ended December 31,
	2005		2006		2007
ATMs (1):
Number of transactions (millions)		53		59		68
Fee income (billions of Won)	(Won)	2	(Won)	2	(Won)	8
Telephone banking:
Number of users		568,804		621,807		792,416
Number of transactions (millions)		22		23		20
Fee income (billions of Won)	(Won)	2	(Won)	2	(Won)	2
Internet banking:
Number of users		275,875		352,934		528,177
Number of transactions (millions)		52		69		61
Fee income (billions of Won)	(Won)	1	(Won)	1	(Won)	1

Kwangju Bank

	For the year ended December 31,
	2005		2006		2007
ATMs (1):
Number of transactions (millions)		39		63		75
Fee income (billions of Won)	(Won)	7	(Won)	7	(Won)	7
Telephone banking:
Number of users		479,969		530,336		582,098
Number of transactions (millions)		18		17		17
Fee income (billions of Won)	(Won)	2	(Won)	2	(Won)	1
Internet banking:
Number of users		444,395		517,022		573,029
Number of transactions (millions)		36		61		87
Fee income (billions of Won)	(Won)	1	(Won)	1	(Won)	1

(1)	Includes cash dispensers.

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

Our Internet banking services include balance and transaction inquiries, money transfers, loan applications, bill payment and foreign exchange transactions. We expect to increase our Internet banking customer base by focusing largely on our younger customers and those that are able to access the Internet easily (such as office workers) as well as by developing additional Internet-based financial services and products. We are also developing new products to target different types of customers with respect to our Internet banking services, and recently completed the development of a service that enables private banking customers to access their accounts on a website that provides specialized investment advice. We also offer escrow services and identification authentication services, such as electronic “fingerprinting,” for Internet transactions.

We also provide mobile banking services to our customers, which is available to all our Internet-registered users. These services allow our customers to complete selected banking transactions through major Korean telecommunications networks using their cellular phones or other mobile devices. Since March 2004, we have entered into strategic alliances with SK Telecom, KT Freetel and LG Telecom to provide a wide-range of services through mobile phones, including bill payment services and credit card services. In addition, we entered into strategic alliances with Woori Investment & Securities, SK Securities, Meritz Securities, Hanwha Securities and Dong Yang Investment Bank to provide “M-Stock service,” which is a service that enables mobile phone users to execute transactions with respect to listed securities in Korea. From July 2004, our electronic bill presentation and payment system was implemented to provide our customers with the ability to pay taxes, maintenance fees and other public fees electronically.

We have also recently introduced our “Win-CMS” service to corporate customers of Woori Bank, which provides an integrated electronic cash management system and in-house banking platform for such customers.

In the first half of 2007, Woori Bank reduced or waived many of the fees it charges on its banking services, in response to customer demand and to similar measures taken by other commercial banks in Korea. Specifically,

Woori Bank reduced or waived its fees on fund transfers through its ATMs, and exempted its fees on fund transfers through its mobile banking services. Woori Bank also waived the fees it charges on the opening of household checking accounts and on the issuance of bankers’ checks and certain tax-related statements. In addition, in March 2008, we began a stockholder benefits program whereby Woori Bank will reduce or waive various fees, including foreign exchange-related commissions and credit card annual membership fees, for holders of ten shares or more of our common stock.

Credit Cards

We offer credit card products and services to consumers and corporate customers in Korea. In March 2004, we merged our credit card subsidiary, Woori Credit Card, with Woori Bank. Prior to the merger, we operated our credit card business principally through Woori Credit Card, to which we transferred the credit card operations of Woori Bank in February 2002 and the credit card operations of Kwangju Bank in March 2003. As of December 31, 2007, Woori Bank’s market share based on transaction volume was approximately 6.8%, which ranked Woori Bank as the sixth largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card.

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

The following tables set forth certain data relating to our credit card operations as of the dates or for the period indicated:

	As of or for the year ended December 31,
	2005						2006						2007
	Woori Card (1)		Kyongnam Bank BC Card		Kwangju Bank Visa Card		Woori Card (1)		Kyongnam Bank BC Card		Kwangju Bank Visa Card		Woori Card (1)		Kyongnam Bank BC Card		Kwangju Bank Visa Card
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		5,308		417		331		6,402		522		416		7,240		659		540
Corporate accounts		141		24		16		163		27		21		147		31		27

Total		5,449		441		347		6,565		549		437		7,387		690		567

Active ratio (2)		44.09%		41.81%		50.90%		47.17%		45.35%		57.78%		59.79%		51.01%		63.24%
Credit card interest and fees
Installment and cash advance interest (3)	(Won)	240	(Won)	14	(Won)	5	(Won)	239	(Won)	12	(Won)	5	(Won)	246	(Won)	17	(Won)	5
Annual membership fees		11		—		—		11		—		—		12		1		—
Merchant fees (3)		244		23		16		300		27		22		391		25		28
Other fees		42		3		3		36		4		2		71		6		2

Total	(Won)	537	(Won)	40	(Won)	24	(Won)	586	(Won)	43	(Won)	29	(Won)	720	(Won)	49	(Won)	35

Charge volumes
General purchase	(Won)	7,785	(Won)	708	(Won)	500	(Won)	9,999	(Won)	935	(Won)	721	(Won)	14,333	(Won)	1,189	(Won)	1,001
Installment purchase		1,814		197		78		2,003		212		108		3,052		246		129
Cash advance		5,435		286		206		5,213		255		197		5,587		234		191
Card loan		4		3		—		180		2		—		352		7		—

Total	(Won)	15,038	(Won)	1,194	(Won)	784	(Won)	17,395	(Won)	1,404	(Won)	1,026	(Won)	23,324	(Won)	1,676	(Won)	1,321

Outstanding balances (at year end)
General purchase	(Won)	642	(Won)	95	(Won)	47	(Won)	799	(Won)	116	(Won)	61	(Won)	1,188	(Won)	144	(Won)	82
Installment purchase		482		46		23		527		47		26		779		49		30
Cash advance		605		33		21		642		30		19		785		32		20
Card loan		95		3		—		136		2		—		209		7		0

Total	(Won)	1,824	(Won)	177	(Won)	91	(Won)	2,104	(Won)	195	(Won)	106	(Won)	2,961	(Won)	232	(Won)	132

Average outstanding balances
General purchase	(Won)	632	(Won)	92	(Won)	48	(Won)	798	(Won)	103	(Won)	61	(Won)	1,125	(Won)	136	(Won)	77
Installment purchase		462		45		20		486		45		25		737		47		29
Cash advance		640		5		24		653		32		21		743		30		19
Card loan		173		6		—		110		2		—		198		6		0

Total	(Won)	1,907	(Won)	178	(Won)	92	(Won)	2,047	(Won)	182	(Won)	107	(Won)	2,803	(Won)	219	(Won)	125

Delinquency ratios (4)
Less than 1 month		5.54%		1.87%		3.86%		6.03		1.64		3.84		4.64		1.39		2.93
From 1 month to 3 months		1.20		0.68		0.96		1.70		0.90		0.84		1.21		0.55		0.78
From 3 months to 6 months		1.30		0.71		0.65		1.15		0.71		0.68		0.92		0.50		0.59
Over 6 months		0.36		0.66		0.77		0.15		0.51		0.40		0.07		0.31		0.29

Total		8.40%		3.92%		6.24%		9.03%		3.76%		5.76%		6.84%		2.75%		4.59%

Non-performing loan ratio (5)		1.66%		1.37%		1.42%		1.30%		1.22%		1.08%		1.07%		1.40%		1.10%
Charge-offs (gross)	(Won)	168	(Won)	8	(Won)	7	(Won)	80	(Won)	4	(Won)	3	(Won)	78	(Won)	3	(Won)	2
Recoveries		94		4		—		74		2		2		63		2		1

Net charge-offs	(Won)	74	(Won)	4	(Won)	7	(Won)	6	(Won)	2	(Won)	1	(Won)	15	(Won)	1	(Won)	1

Gross charge-off ratio (6)		8.81%		3.93%		6.52%		3.91%		2.21%		2.80%		2.78%		1.65%		1.58%
Net charge-off ratio (7)		3.88%		2.25%		6.52%		0.29%		1.10%		0.93%		0.54%		0.59%		0.39%

(1)	Consists of credit cards issued by Woori Credit Card, Woori Bank and BC Cards and Visa cards issued through the BC Card consortium.

(2)	Represents the ratio of accounts used at least once within the last 12 months to total accounts as of the end of the relevant year.
(3)

For the year ended December 31, 2007, certain fees for installment purchases previously recognized as installment and cash advance interest were recognized as merchant fees for the Woori Card and Kwangju Bank Visa Card credit cards issued by Woori Bank and Kwangju Bank, respectively. Corresponding amounts for 2005 and 2006 have been adjusted accordingly.

(4)

Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 2.4% of our credit card receivables as of December 31, 2007.

(5)

Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2005, 2006 and 2007:

	As of December 31,
	2005		2006		2007
	(in billions of Won)
Restructured loans	(Won)	62	(Won)	21	(Won)	9

(6)

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

(7)	Represents the ratio of net charge-offs for the year to average outstanding balances for the year.

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans commencing in 2002. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of (Won)1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2007, the total amount of our restructured loans was (Won)9 billion (which also included revolving loans and installment loans). Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 9.2% to 27.4% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a minimum commission of (Won)900 and a maximum of (Won)1,300 or 0.5% of the withdrawal amount per withdrawal.

We also generally charge a basic annual membership fee of (Won)2,000 to (Won)10,000 for regular cards, (Won)5,000 to (Won)10,000 for gold cards and (Won)10,000 to (Won)120,000 for platinum cards. The determination of the annual fee is based on the type of card and whether affiliation options are selected by the cardholder. For certain cards, such as the Woori Card (which can only be used in Korea and is not affiliated with Visa or MasterCard), Woori Christian Card and Hyundai Home Shopping Woori Card, we will waive membership fees if customers charge above a certain amount.

Commencing in July 2006, we outsourced the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2007, we charged merchants an average of 2.25% of their respective total transaction amounts, in the case of Woori Bank, and 2.48% and 2.37%, respectively, in the case of Kyongnam Bank and Kwangju Bank. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

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

In January 2005, the board of Woori Securities, a wholly-owned subsidiary, approved a plan to reduce its capital by 42.5% prior to its merger with LGIS. Pursuant to the capital write-down plan, Woori Securities cancelled 14 million of its outstanding shares for (Won)11,000 per share. As a result, Woori Securities’ total shares outstanding amounted to approximately 20 million shares immediately after the capital write-down.

In March 2005, we merged Woori Securities into LGIS, and received 0.654 LGIS share for one Woori Securities share. We also renamed the surviving entity Woori Investment & Securities, which became an equity method investee and, as of the date of the merger, had a capital base of (Won)786 billion, 151 branches within Korea and in other countries and approximately 2,500 employees. The merger was approved by the shareholders of each of Woori Securities and LGIS in extraordinary meetings of shareholders of the respective companies in March 2005. We currently own a 35.0% voting interest in Woori Investment & Securities. As of December 31, 2007, Woori Investment & Securities had consolidated total assets of (Won)15,173 billion, consolidated total liabilities of (Won)12,577 billion and consolidated total shareholders’ equity of (Won)2,596 billion, on a Korean GAAP basis. For the year ended December 31, 2007, Woori Investment & Securities generated consolidated revenues of (Won)3,078 billion and consolidated net income of (Won)263 billion, on a Korean GAAP basis.

Securities Investment and Trading

Through Woori Bank and Woori Investment & Securities (which is an equity method investee and whose operations are therefore not included in the figures presented below) and, to a lesser extent, Kyongnam Bank and Kwangju Bank, we invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2007, our investment portfolio, which consists of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of (Won)47,624 billion and represented 20.6% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2007, we held debt securities with a total book value of (Won)41,597 billion, of which:

•	held-to-maturity debt securities accounted for (Won)8,216 billion, or 19.8%;

•	available-for-sale debt securities accounted for (Won)24,396 billion, or 58.6%; and

•	trading debt securities accounted for (Won)8,985 billion, or 21.6%.

Of these amounts, as of December 31, 2007, debt securities issued by the Korean government and government agencies amounted to (Won)6,413 billion, or 78.1%, of our held-to-maturity debt securities, (Won)10,553 billion, or 43.3%, of our available-for-sale debt securities, and (Won)2,388 billion, or 26.6%, of our trading debt securities.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange. As of December 31, 2007:

•	equity securities in our available-for-sale portfolio had a book value of (Won)1,653 billion, or 6.1%, of our available-for-sale portfolio; and

•	equity securities in our trading portfolio had a book value of (Won)323 billion, or 3.3%, of our trading portfolio.

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

The following tables show, as of the dates indicated, the gross unrealized gains and losses within our investment securities portfolio and the amortized cost and fair value of the portfolio by type of investment security:

	As of December 31, 2005
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	11,108	(Won)	15	(Won)	(18)	(Won)	11,105
Corporate		3,040		43		(29)		3,054
Financial institutions		2,449		9		(5)		2,453
Asset backed securities		623		2		(2)		623
Foreign governments		49		—		—		49

Subtotal		17,269		69		(54)		17,284
Equity securities		191		449		—		640
Beneficiary certificates (1)		359		6		—		365

Total available-for-sale securities	(Won)	17,819	(Won)	524	(Won)	(54)	(Won)	18,289

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	8,188	(Won)	31	(Won)	(60)	(Won)	8,159
Corporate		40		—		—		40
Financial institutions		1,274		1		(7)		1,268
Asset backed securities		81		9		—		90
Foreign governments		55		1		—		56

Total held-to-maturity securities	(Won)	9,638	(Won)	42	(Won)	(67)	(Won)	9,613

	As of December 31, 2006
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	11,742	(Won)	13	(Won)	(26)	(Won)	11,729
Corporate		6,939		38		(109)		6,868
Financial institutions		5,681		3		(9)		5,675
Asset backed securities		1,479		2		(11)		1,470
Foreign governments		46		—		—		46

Subtotal		25,887		56		(155)		25,788
Equity securities		398		1,207		—		1,605
Beneficiary certificates (1)		750		34		(3)		781

Total available-for-sale securities	(Won)	27,035	(Won)	1,297	(Won)	(158)	(Won)	28,174

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	7,039	(Won)	14	(Won)	(31)	(Won)	7,022
Corporate		22		—		—		22
Financial institutions		1,415		2		(5)		1,412
Asset backed securities		55		2		—		57
Foreign governments		83		—		(1)		82

Total held-to-maturity securities	(Won)	8,614	(Won)	18	(Won)	(37)	(Won)	8,595

	As of December 31, 2007
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	10,587	(Won)	13	(Won)	(47)	(Won)	10,553
Corporate		6,984		43		(120)		6,907
Financial institutions		5,325		2		(24)		5,303
Asset backed securities		1,616		4		(5)		1,615
Foreign governments		18		—		—		18

Subtotal		24,530		62		(196)		24,396
Equity securities		636		1,035		(18)		1,653
Beneficiary certificates (1)		1,139		47		—		1,186

Total available-for-sale securities	(Won)	26,305	(Won)	1,144	(Won)	(214)	(Won)	27,235

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	6,413	(Won)	3	(Won)	(73)	(Won)	6,343
Corporate		56		1		—		57
Financial institutions		1,586		—		(27)		1,559
Asset backed securities		45		—		—		45
Foreign governments		116		—		—		116

Total held-to-maturity securities	(Won)	8,216	(Won)	4	(Won)	(100)	(Won)	8,120

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

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers, primarily through Woori Bank and Woori Investment & Securities (which is an equity method investee and whose operations are therefore not included in the figures presented below). Our trading volume was (Won)71,149 billion in 2005, (Won)103,589 billion in 2006 and (Won)230,758 billion in 2007, respectively. Our aggregate net trading revenue from derivatives and foreign exchange spot contracts for the years ended December 31, 2005, 2006 and 2007 was (Won)168 billion, (Won)290 billion and (Won)14 billion, respectively.

We provide and trade a number of derivatives products principally through sales or brokerage accounts for our customers, including:

•	interest rate swaps, options and futures, relating principally to Won interest rate risks;

•	index futures and options, relating to stock market fluctuations;

•	cross currency swaps, relating to foreign exchange risks, largely for Won against U.S. dollars;

•	foreign exchange forwards, swaps, options and futures, relating to foreign exchange risks;

•	commodity derivatives, which we began providing through Woori Bank in 2007 to customers that wish to hedge their commodities exposure; and

•	credit derivatives, which we provide to financial institutions that wish to hedge existing credit exposures or take on credit exposure to generate revenue.

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

The following shows the estimated fair value of derivatives and foreign exchange spot contracts we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2005				2006				2007
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Foreign exchange spot contracts	(Won)	13	(Won)	13	(Won)	1	(Won)	2	(Won)	6	(Won)	4
Foreign exchange derivatives		609		535		1,043		931		1,832		1,732
Interest rate derivatives		120		189		160		292		525		637
Equity derivatives		73		602		142		471		55		383
Credit derivatives (1)		—		—		2		—		—		128
Commodity derivatives		—		—		5		5		95		93
Other derivatives		—		—		—		—		4		4

Total	(Won)	815	(Won)	1,339	(Won)	1,353	(Won)	1,701	(Won)	2,517	(Won)	2,981

(1)

In connection with our credit derivatives outstanding, we accept credit exposure with respect to foreign currency-denominated corporate debt instruments held by counterparties by guaranteeing payments under such instruments, subject to our overall credit limits with respect to the applicable issuers.

In April 2003, Woori Bank entered into an agreement with Macquarie Bank, an Australian investment bank, pursuant to which the latter provides fee-based technical assistance and advisory services to us, including in the area of risk management and trading systems, in connection with our plans to further develop our equity derivatives business. This agreement will expire on September 4, 2008 or earlier, depending on certain conditions.

In June 2006, Woori Investment & Securities entered into an alliance with ABN AMRO to share financial techniques and financial systems relating to the over-the-counter derivatives market, which was terminated by mutual agreement in March 2008.

In August 2006, Woori Bank entered into another agreement with Macquarie Bank, pursuant to which Macquarie Bank provides operational support and cooperation to Woori Bank in the area of commodity derivatives trading, in connection with Woori Bank’s plans to develop its commodities derivatives business.

For a discussion of our risk management policies with respect to our derivatives trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank and Woori Investment & Securities, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2007, we were involved in asset securitization transactions with an initial aggregate issue amount of (Won)9,369 billion and generated total fee income under Korean GAAP of approximately (Won)68 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

We engage in investment banking activities in Korea through Woori Bank and Woori Investment & Securities. Through Woori Investment & Securities, we underwrite equity and debt securities offerings in the

Korean capital markets, either as lead manager or a member of an underwriting syndicate and provide mergers and acquisitions and financial advisory services. In 2007, Woori Investment & Securities generated investment banking revenue under Korean GAAP of approximately (Won)27 billion, consisting primarily of underwriting fee income from securities offerings. In addition, through Woori Bank, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions advisory services. In 2007, Woori Bank generated investment banking revenue of approximately (Won)949 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services.

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

Securities Brokerage

We provide securities brokerage services through Woori Investment & Securities. Our activities include brokerage services relating to stocks, futures, options and debt instruments (such as commercial paper). As of December 31, 2007, Woori Investment & Securities had 118 branches. We also provide securities brokerage services through the Internet and through our home trading system software platform via the following systems: mug, mug stox, mug Q-trading, Web-trading, mug PDA, mug mTrading, Woori Mobile Bank and mug Mascot. In 2007, Woori Investment & Securities generated fee income under Korean GAAP of approximately (Won)418 billion through its securities brokerage activities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2005		2006		2007
	(in millions of US$)
Total foreign currency assets	US$	14,634	US$	14,902	US$	18,603
Foreign currency borrowings
Call money		109		962		991
Secured borrowings		—		—		—
Long-term borrowings		3,314		5,690		6,226
Short-term borrowings		5,505		7,736		7,678

Total foreign currency borrowings	US$	8,929	US$	14,388	US$	14,895

The table below sets forth the overseas subsidiaries and branches of Woori Bank currently in operation as of December 31, 2007.

Business Unit(1)	Location
Subsidiaries
Woori America Bank	United States
P.T. Bank Woori Indonesia	Indonesia
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank (China) Limited	China
Branches, Agencies and Representative Offices
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Shanghai Branch	China
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Hanoi Branch	Vietnam
Ho Chi Minh City Branch	Vietnam
Gaeseong Industrial Complex Branch	North Korea
New York Agency	United States
Los Angeles Agency	United States
Moscow Representative Office	Russia
New Delhi Representative Office	India

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

In addition, Woori America Bank currently operates 18 branches in New York, New Jersey, Maryland, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$1,043 million as of December 31, 2007 and net income of US$12.8 million in 2007. In September 2003, Woori America Bank acquired and merged with Panasia Bank N.A. in the United States from National Penn Bancshares Inc. for US$34.5 million in cash. Panasia Bank was established in 1993 as the first Asian-American owned lender in the United States and was one of the largest banks specializing in service to the Korean-American community in the eastern United States.

The principal activities of the overseas branches and subsidiaries of Woori Bank are providing trade financing and local currency funding for Korean companies and Korean nationals operating in overseas markets as well as servicing local customers and providing foreign exchange services in conjunction with our headquarters. On a limited basis, such overseas branches and subsidiaries of Woori Bank also engage in the investment and trading of securities of foreign issuers.

In November 2007, Woori Bank established a local subsidiary in China, Woori Bank (China) Limited, which currently has branches (including one sub-branch) in Beijing, Shanghai, Shenzhen and Suzhou. Woori Bank also established a local subsidiary in Russia, Zao Woori Bank, in January 2008. In addition, we have in recent years entered into various memoranda of understanding and strategic alliances with local banks in overseas markets, including China and Vietnam, in order to pursue business cooperation activities in such markets such as joint marketing efforts and information exchange.

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

We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Money trust management is currently the largest source of our fee income. Fees that we received for our trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation), net of expenses, amounted to (Won)13 billion in 2005, (Won)24 billion in 2006 and (Won)25 billion in 2007.

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

The following table shows the balances of our money trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate performance trusts on which we do not guarantee principal or interest, due to the fact that the assets invested are not our assets but customer assets and that our customers bear the risk of loss:

	As of December 31,
	2005		2006		2007
	(in billions of Won)
Principal and interest guaranteed trusts	(Won)	14	(Won)	15	(Won)	17
Principal guaranteed trusts		1,896		1,912		1,860
Performance trusts		4,330		7,572		11,252

Total	(Won)	6,241	(Won)	9,499	(Won)	13,129

The trust assets we manage consist principally of investment securities and loans made from the trusts. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2007, under Korean GAAP, our money trusts had invested in securities with an aggregate book value of (Won)5,808 billion, which accounted for 44.2% of our money trust assets. Debt securities accounted for (Won)2,639 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2007, equity securities held by our money trusts amounted to (Won)564 billion on a Korean GAAP basis, which accounted for approximately 9.7% of our money trust assets. Of this amount, (Won)350 billion was from specified money trusts and the remaining (Won)214 billion was from money trusts over which we had investment discretion.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2007, under Korean GAAP, our money trusts had made loans in the aggregate principal amount of (Won)150 billion (excluding loans to our banking operations of (Won)4,088 billion), which accounted for approximately 0.5% of our money trust assets. Because we act as trustee, loans by money trusts are made at our discretion and are subject to the same credit approval process as loans from our banking operations. As of December 31, 2007, substantially all of the loans from our money trusts were collateralized or guaranteed.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. In 2007, the amount of such payments made by us was less than (Won)1 billion in the aggregate, which was approximately 1% of the gains we received from other money trusts and accordingly was more than offset by such gains.

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

In 2007, our property trust fees ranged from 0.05% to 1.0% of total assets under management, depending on the type of trust account product. As of December 31, 2007, the balance of our property trusts totaled (Won)19,724 billion.

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

The following table shows the balances of our investment trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets:

	As of December 31,
	2005		2006		2007
	(in billions of Won)
Equity funds	(Won)	736	(Won)	1,152	(Won)	2,980
Bond funds		3,263		1,446		2,021
Hybrid funds		1,311		3,169		1,028
Money market funds		6,770		8,938		4,695
Alternative investment funds		882		1,845		2,350

Total	(Won)	12,962	(Won)	16,550	(Won)	13,074

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

Fees from our investment trust management services amounted to (Won)19 billion in 2005, (Won)28 billion in 2006 and (Won)41 billion in 2007.

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

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank, we act as a trustee for approximately 1,118 securities investment trusts. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2007, our fee income from such services was (Won)8 billion.

Other Businesses

Merchant Banking

We engage in merchant banking operations through Woori Bank. The merchant banking services we currently offer include principally the following:

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

•

cash management account (“CMA”) services, which offer accounts into which the accountholder may freely deposit or withdraw funds and for which returns from an investment portfolio purchased with such deposited funds are distributed as interest.

Recently, we have focused our merchant banking operations on providing short-term funds to public institutions and financially sound corporations in order to improve our asset quality and increase our income and profitability.

Management of National Housing Fund

In November 2002, we were selected to manage the operations of the National Housing Fund, together with two other financial institutions. In April 2008, we were selected to be the lead manager of the National Housing Fund. The National Housing Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2007, outstanding housing loans from the National Housing Fund amounted to approximately (Won)60.2 trillion, of which we originated approximately (Won)10.1 trillion. The activities of the National Housing Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing Fund.

In return for managing the operations of the National Housing Fund we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. The fund raising fee is based on the number of National Housing Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing Fund loans and the number of National Housing Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing Fund. We received total fees of approximately (Won)41 billion for managing the National Housing Fund in each of 2006 and 2007.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori Bank, Kyongnam Bank and Kwangju Bank, we market a wide range of bancassurance products. In 2007, we generated fee income of approximately (Won)143 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. Woori Bank has entered into bancassurance marketing arrangements with 23 insurance companies, including Samsung Life Insurance, Samsung Fire and Marine Insurance, Korea Life Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plans to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base. Woori Bank also plans to enter into bancassurance marketing arrangements with, Woori Aviva Life Insurance, in which we acquired a 51% interest in April 2008.

Private Equity

In October 2005, we established Woori Private Equity Co., Ltd. with the aim of strengthening our principal investment operations. Woori Private Equity seeks to make long-term and strategic investments in buyout target companies, as well as actively involving itself in their management. This would involve identifying potential investees suffering from inefficient management and effecting financial restructuring and strategic reorientation in those investees so as to enhance their enterprise value. We expect Woori Private Equity’s operations to provide us with greater investment opportunities and a new source of business for other related segments, especially corporate banking. In July 2006, Woori Private Equity established Woori Private Equity Fund, the size of which is approximately (Won)344 billion, as a limited partnership in which Woori Private Equity serves as a general partner.

Consumer Finance

We provide consumer finance services through Woori Financial Co., Ltd. We acquired a 51.4% stake in Woori Financial (formerly known as Hanmi Capital Co., Ltd.) in September 2007. Woori Financial provides leases and loans for various products, including automobiles, heavy machineries and medical equipments, as well as microlending services. We expect Woori Financial to expand our customer base by providing a variety of non-banking financial services to retail customers as well as synergies through coordinated business operations with our other subsidiaries, including Woori Bank.

Life Insurance

We provide life insurance products and services through Woori Aviva Life Insurance . We acquired a 51.0% stake in Woori Aviva Life Insurance (formerly known as LIG Life Insurance) in April 2008. In connection with this acquisition, we entered into a joint venture agreement with Aviva International Holdings Limited. Aviva International Holdings Limited and we collectively hold a 91.7% interest in Woori Aviva Life Insurance, which we expect to account for as an equity method investee under U.S. GAAP. Woori Aviva Life Insurance provides a variety of individual and group life insurance products, including health insurance, whole life insurance, savings-type insurance and pension insurance. Woori Aviva Life Insurance seeks to become a leading life insurance company in Korea by combining our extensive distribution and marketing network and large customer base with the life insurance industry expertise and experience provided by Aviva plc, and we expect that Woori Aviva Life Insurance will allow us to further our strategy of diversifying our non-banking revenue base to cover a full range of financial services and products as a comprehensive financial services provider.

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

Competition in the Korean financial market has been and is likely to remain intense. In particular, in the area of our core banking operations, most Korean banks have been focusing on retail customers and small- and medium-sized enterprises in recent years, although they are beginning to increase their exposure to large corporate borrowers, and have been focusing on developing fee income businesses, including bancassurance, as increasingly important sources of revenue. In the area of credit cards, Korean banks and credit card companies have in the past engaged in aggressive marketing activities and made significant investments, contributing to some extent to the lower profitability and asset quality problems previously experienced with respect to credit card receivables.

In addition, we believe regulatory reforms, including the enactment of the Financial Investment Services and Capital Market Act in 2007, and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006, as well as the proposed acquisition of Korea Exchange Bank by HSBC. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. See “Item 3D. Risk Factors—Risks relating to competition.”

Assets and Liabilities

The tables below and accompanying discussions provide selected financial highlights regarding our assets and liabilities on a consolidated basis.

Loan Portfolio

As of December 31, 2007, the balance of our total loan portfolio was (Won)159,885 billion, a 19.6% increase from (Won)133,740 billion as of December 31, 2006. As of December 31, 2007, 88.6% of our total loans were

Won-denominated loans and 11.4% of our total loans were denominated in other currencies. Of the (Won)18,209 billion of foreign currency-denominated loans as of that date, approximately 30.6% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank makes foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses.

Loan Types

The following table presents loans by type as of the dates indicated. Totals include past due amounts:

	As of December 31,
	2003		2004		2005		2006		2007		2007
	(in billions of Won)										(%)
Domestic:
Corporate:
Commercial and industrial	(Won)	40,642	(Won)	42,445	(Won)	47,232	(Won)	58,766	(Won)	76,050	47.6%
Lease financing		222		132		75		35		272	0.2
Trade financing		6,922		7,073		7,172		8,027		8,754	5.5
Other commercial		4,254		4,270		4,727		5,263		6,496	4.0

Total corporate		52,040		53,920		59,206		72,091		91,572	57.3
Consumer:
General purpose household (1)		26,758		27,618		34,906		51,637		56,176	35.1
Mortgage		3,599		4,684		5,458		4,068		3,248	2.0

Total consumer		30,357		32,302		40,364		55,705		59,424	37.1
Credit cards		3,964		2,128		2,092		2,405		3,325	2.1

Total domestic		86,361		88,350		101,662		130,201		154,321	96.5
Foreign:
Corporate:
Commercial and industrial	(Won)	1,884	(Won)	1,730	(Won)	2,316	(Won)	3,341	(Won)	5,327	3.3
Trade financing		63		104		76		112		138	0.1

Total corporate		1,947		1,834		2,392		3,453		5,465	3.4
Consumer		84		305		76		86		99	0.1

Total foreign		2,031		2,139		2,468		3,539		5,564	3.5
Total gross loans		88,392		90,489		104,130		133,740		159,885	100.0
Less: Unearned income		(26)		(14)		(7)		(5)		(17)	0.0

Total loans	(Won)	88,366	(Won)	90,475	(Won)	104,123	(Won)	133,735	(Won)	159,868	100.0%

(1)	Includes home equity loans.

Loan Concentrations

Each of our banking subsidiaries limits its total exposure to any single borrower as required by Korean regulations and pursuant to its internal policies. Woori Bank determines this limit based on the borrower’s credit rating provided by the bank’s CREPIA system, and Kyongnam Bank and Kwangju Bank each determines its respective limit using the borrower’s credit rating under its own standardized credit evaluation system based on the CREPIA system. Each of our banking subsidiaries may adjust its respective limit if such limit would otherwise exceed the limit imposed by Korean regulations. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to any Individual Customer and Major Shareholder.”

20 Largest Exposures by Borrower

As of December 31, 2007, our exposures to our 20 largest borrowers totaled (Won)30,763 billion and accounted for 13.7% of our total exposures. The following table sets forth our total exposures to those borrowers as of that date:

Company (credit rating) (1)	Loans				Equity Securities		Debt Securities		Guarantees and acceptances		Credit derivatives		Total exposures		Collateral		Amounts classified as substandard or below (2)
	Won Currency		Foreign Currency
	(in billions of Won)
The Bank of Korea (3)	(Won)	—	(Won)	—	(Won)	—	(Won)	10,021	(Won)	—	(Won)	—	(Won)	10,021	(Won)	—	(Won)	—
SH Corporation (A1)		1,220		—		—		1,122		—		—		2,342		—		—
Industrial Bank of Korea (AAA)		887		—		7		1,440		—		—		2,334		—		—
Korea Deposit Insurance Corporation (3)		26		—		—		1,625		—		—		1,651		—		—
Korea Development Bank (AAA)		51		—		—		1,571		—		9		1,631		—		—
Kookmin Bank Co., Ltd. (AAA)		256		—		20		1,158		—		—		1,434		77		—
Samsung Electronics Co., Ltd. (AAA)		104		1,107		35		—		—		—		1,246		—		—
Sung-Dong Ship Marin Co., Ltd (3)		99		2		—		—		982		—		1,083		651		—
STX Shipbuilding Co., Ltd. (A3)		—		2		1		—		1,079		—		1,082		20		—
Daewoo Engineering & Construction Co., Ltd. (A2)		455		—		300		128		101		—		984		—		—
Hyundai Engineering & Construction Co., Ltd. (A2)		140		39		495		77		94		—		845		33		—
SPP Shipbuilding Co., Ltd. (3)		15		—		—		—		805		—		820		14		—
POSCO (AAA)		11		56		507		—		186		23		783		—		—
Korea Exchange Bank (AAA)		23		—		2		701		—		—		726		—		—
Samsung Card Co., Ltd. (AA)		450		—		—		203		5		—		658		—		—
Hyundai Heavy Industries Co., Ltd. (A1)		—		—		5		—		649		—		654		—		—
Kumho Industrial Co., Ltd. (A3)		200		145		1		299		2		—		647		105		—
Samsung Heavy Industries Co., Ltd. (A1)		1		—		3		—		620		—		624		—		—
Hyosung Corporation (A2)		205		227		1		114		74		—		621		123		—
Kia Motors Corporation (A1)		22		430		16		95		14		—		577		—		—

Total	(Won)	4,165	(Won)	2,008	(Won)	1,393	(Won)	18,554	(Won)	4,611	(Won)	32	(Won)	30,763	(Won)	1,023	(Won)	—

(1)

Credit ratings from one of the following domestic credit rating agencies in Korea as of December 31, 2007: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings, as S&P and Moody’s credit ratings were unavailable.

(2)	Classification is based on the Financial Services Commission’s asset classification criteria.
(3)	Credit ratings unavailable.

As of December 31, 2007, eleven of these top 20 borrowers were companies belonging to the 30 largest chaebols in Korea. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2007, 13.8% of our total exposure was to the 30 largest chaebols in Korea. The following table shows, as of December 31, 2007, our total exposures to the ten chaebol groups to which we have the largest exposure:

Chaebol	Loans				Equity securities		Debt securities		Guarantees and acceptances		Credit derivatives		Total exposures		Collateral		Amount classified as precautionary or below (1)		Amounts classified as substandard or below (1)
	Won currency		Foreign currency
	(in billions of Won)
Hyundai Motors	(Won)	947	(Won)	2,377	(Won)	25	(Won)	631	(Won)	250	(Won)	—	(Won)	4,230	(Won)	317	(Won)	—	(Won)	—
Samsung		697		1,633		223		426		900		—		3,879		59		—		—
Kumho Asiana		915		1,084		303		464		166		—		2,932		488		—		—
LG		455		1,104		14		82		208		—		1,863		116		—		—
STX		143		233		1		59		1,168		—		1,604		61		—		—
Hyundai Heavy Industries		—		—		6		—		1,471		—		1,477		—		—		—
Doosan		110		563		3		96		372		—		1,144		73		—		—
POSCO		95		206		507		9		293		23		1,133		—		—		—
SK		417		189		132		200		154		23		1,115		35		—		—
Hanhwa		461		303		2		218		125		—		1,109		132		—		—

Total	(Won)	4,240	(Won)	7,692	(Won)	1,216	(Won)	2,185	(Won)	5,107	(Won)	46	(Won)	20,486	(Won)	1,281	(Won)	—	(Won)	—

(1)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2007, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance
	(in billions of Won)
Industry
Manufacturing	(Won)	33,235	34.3%
Retail and wholesale		11,927	12.3
Hotel, leisure or transportation		5,730	5.9
Government and government agencies		183	0.2
Construction		10,524	10.8
Financial and insurance		5,544	5.7

Other		29,894	30.8

Total	(Won)	97,037	100.0%

Loan Concentration by Size of Loans

The following tables show, as of December 31, 2007, the aggregate balances of our loans by outstanding loan amount:

Corporate

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Commercial and industrial loans
Up to (Won)100 million	(Won)	6,333	4.0%
Over (Won)100 million to (Won)1 billion		26,494	16.6
Over (Won)1 billion to (Won)10 billion		19,607	12.3
Over (Won)10 billion to (Won)50 billion		13,817	8.6
Over (Won)50 billion to (Won)100 billion		4,664	2.9
Over (Won)100 billion		5,135	3.2

Sub-total		76,050	47.6

Lease financing loans
Up to (Won)100 million		110	0.0
Over (Won)100 million to (Won)1 billion		121	0.0
Over (Won)1 billion to (Won)10 billion		24	0.0
Over (Won)10 billion to (Won)50 billion		—	—
Over (Won)50 billion to (Won)100 billion		—	—
Over (Won)100 billion		—	—

Sub-total		255	0.1

Trade financing loans
Up to (Won)100 million		1,276	0.8
Over (Won)100 million to (Won)1 billion		3,317	2.1
Over (Won)1 billion to (Won)10 billion		2,832	1.8
Over (Won)10 billion to (Won)50 billion		1,266	0.8
Over (Won)50 billion to (Won)100 billion		63	0.0
Over (Won)100 billion		—	—

Sub-total		8,754	5.5

Other commercial loans
Up to (Won)100 million		1,085	0.7
Over (Won)100 million to (Won)1 billion		1,872	1.2
Over (Won)1 billion to (Won)10 billion		1,716	1.1
Over (Won)10 billion to (Won)50 billion		1,100	0.7
Over (Won)50 billion to (Won)100 billion		722	0.5
Over (Won)100 billion		—	—

Sub-total		6,496	4.1

Foreign commercial and industrial loans
Up to (Won)100 million		48	0.0
Over (Won)100 million to (Won)1 billion		363	0.2
Over (Won)1 billion to (Won)10 billion		1,733	1.1
Over (Won)10 billion to (Won)50 billion		1,882	1.2
Over (Won)50 billion to (Won)100 billion		412	0.3
Over (Won)100 billion		889	0.6

Sub-total		5,327	3.3

Foreign trade financing loans
Up to (Won)100 million		7	0.0
Over (Won)100 million to (Won)1 billion		18	0.0
Over (Won)1 billion to (Won)10 billion		92	0.1
Over (Won)10 billion to (Won)50 billion		21	0.0
Over (Won)50 billion to (Won)100 billion		—	—
Over (Won)100 billion		—	—

Sub-total		138	0.1

Consumer

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
General purpose household loans (1)
Up to (Won)10 million		4,003	2.5
Over (Won)10 million to (Won)50 million		14,147	8.8
Over (Won)50 million to (Won)100 million		12,806	8.0
Over (Won)100 million to (Won)500 million		21,558	13.5
Over (Won)500 million to (Won)1 billion		2,527	1.6
Over (Won)1 billion		1,135	0.7

Sub-total		56,176	35.1

Mortgage loans
Up to (Won)10 million		25	0.0
Over (Won)10 million to (Won)50 million		851	0.5
Over (Won)50 million to (Won)100 million		1,137	0.7
Over (Won)100 million to (Won)500 million		808	0.5
Over (Won)500 million to (Won)1 billion		421	0.3
Over (Won)1 billion		6	0.0

Sub-total		3,248	2.0

Credit cards
Up to (Won)10 million		2,790	1.7
Over (Won)10 million to (Won)50 million		214	0.1
Over (Won)50 million to (Won)100 million		35	0.0
Over (Won)100 million		286	0.2

Sub-total		3,325	2.1

Foreign consumer loans
Up to (Won)10 million		1	0.0
Over (Won)10 million to (Won)50 million		1	0.0
Over (Won)50 million to (Won)100 million		3	0.0
Over (Won)100 million to (Won)500 million		43	0.0
Over (Won)500 million to (Won)1 billion		22	0.0
Over (Won)1 billion		29	0.0

Sub-total		99	0.1

Total	(Won)	159,868	100.0%

(1)	Includes home equity loans.

Maturity Analysis

The following table sets out, as of December 31, 2007, the scheduled maturities (time remaining until maturity) of our loan portfolio. The amounts disclosed are before deduction of allowance for loan losses:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate
Commercial and industrial	(Won)	48,187	(Won)	21,902	(Won)	5,961	(Won)	76,050
Lease financing		57		196		2		255
Trade financing		8,717		37		0		8,754
Other commercial		4,024		1,374		1,098		6,496

Total corporate		60,985		23,509		7,061		91,555

Consumer
General purpose household (1)		25,514		10,501		20,161		56,176
Mortgage		1,096		945		1,207		3,248
Credit cards		3,213		112		0		3,325

Total consumer		29,823		11,558		21,368		62,749

Total domestic		90,808		35,067		28,429		154,304

Foreign
Corporate
Commercial and industrial		2,336		1,996		995		5,327
Lease financing		—		—		—		—
Trade financing		138		—		—		138
Other commercial		—		—		—		—

Total corporate		2,474		1,996		995		5,465
Consumer:
Other consumer		1		1		97		99

Total foreign		2,475		1,997		1,092		5,564

Total loans	(Won)	93,283	(Won)	37,064	(Won)	29,521	(Won)	159,868

(1)	Includes home equity loans.

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

Interest Rates

The following table shows, as of December 31, 2007, the total amount of our loans due after one year, that have fixed interest rates and variable or adjustable interest rates:

	Domestic		Foreign		Total
	(in billions of Won)
Fixed rate (1)	(Won)	8,940	(Won)	396	(Won)	9,336
Variable or adjustable rates (2)		54,557		2,693		57,250

Total loans	(Won)	63,497	(Won)	3,089	(Won)	66,586

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Asset and Liability Management.”

Asset Quality of Loans

Loan Classifications

The Financial Services Commission generally requires Korean financial institutions to analyze and classify their assets by quality into one of five categories for Korean GAAP reporting purposes. In making these classifications, we take into account a number of factors, including the financial position, profitability and transaction history of the borrower, and the value of any collateral or guarantee taken as security for the extension of credit. This classification method, and our related provisioning policy, is intended to fully reflect the borrower’s capacity to repay.

The following is a summary of the asset classification criteria we apply for corporate and consumer loans, based on the asset classification guidelines of the Financial Services Commission. Credit card receivables are subject to classification based on the number of days past due, as required by the Financial Services Commission. We also apply different criteria for other types of credits such as loans to the Korean government or to government-related or controlled entities, certain bills of exchange and certain receivables.

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

We consider a commercial loan impaired when, after consideration of current information and events, it is probable that we will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan. We consider the following types of loans to be impaired:

•	loans classified as “substandard” or below according to the Financial Services Commission’s asset classification guidelines;

•	loans that are 30 days or more past due;

•	loans to companies that have received a warning from the Korean Federation of Banks indicating that companies have exhibited difficulties in making timely payments of principal and interest; and

•	loans that are “troubled debt restructurings” as defined under U.S. GAAP.

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

Foregone interest is the interest due on non-accrual loans that we have not accrued in our books. If we had not foregone interest on our non-accrual loans, we would have recorded gross interest income of (Won)211 billion, (Won)216 billion and (Won)207 billion for 2005, 2006 and 2007, respectively, on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2005, 2006 and 2007 was (Won)109 billion, (Won)102 billion and (Won)118 billion, respectively.

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

	As of December 31,
	2003						2004						2005						2006						2007
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	1,732	(Won)	143	(Won)	1,875	(Won)	1,202	(Won)	2	(Won)	1,204	(Won)	1,026	(Won)	11	(Won)	1,037	(Won)	1,001	(Won)	6	(Won)	1,007	(Won)	1,147	(Won)	4	(Won)	1,151

Consumer (1)		2,336		—		2,336		1,763		—		1,763		1,485		1		1,486		1,560		—		1,560		1,685		1		1,686

Sub-total		4,068		143		4,211		2,965		2		2,967		2,511		12		2,523		2,561		6		2,567		2,832		5		2,837
Accruing loans which are contractually past due one day or more as to principal or interest(2)
Corporate		26		—		26		28		—		28		34		—		34		23		0		23		177		—		177
Consumer		16		—		16		20		—		20		47		—		47		29		0		29		41		—		41

Sub-total		42		—		42		48		—		48		81		—		81		52		—		52		218		—		218

Total	(Won)	4,110	(Won)	143	(Won)	4,253	(Won)	3,013	(Won)	2	(Won)	3,015	(Won)	2,592	(Won)	12	(Won)	2,604	(Won)	2,613	(Won)	6	(Won)	2,619	(Won)	3,050	(Won)	5	(Won)	3,055

(1)	Includes credit card balances of (Won)1,304 billion, (Won)216 billion, (Won)95 billion, (Won)60 billion and (Won)199 billion as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively.
(2)

Includes accruing loans that are contractually past due 90 days or more in the amount of (Won)4 billion, (Won)3 billion, (Won)2 billion and (Won)4 billion as of December 31, 2004, 2005, 2006 and 2007, respectively.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated. In line with industry practice, we have restructured a portion of our delinquent credit card balances as loans.

	Normal			1-3 months			3-6 months			More than 6 months			Total
As of December 31,	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
2003	(Won)	86,194	97.5%	(Won)	623	0.7%	(Won)	956	1.1%	(Won)	593	0.7%	(Won)	88,366	100.0%
2004		88,697	98.1		541	0.6		547	0.6		690	0.7		90,475	100.0
2005		102,833	98.8		335	0.3		325	0.3		630	0.6		104,123	100.0
2006		132,603	99.1		229	0.2		263	0.2		640	0.5		133,735	100.0
2007		157,985	98.8		1,255	0.8		278	0.2		350	0.2		159,868	100.0

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

As the Corporate Restructuring Promotion Act expired on December 31, 2005 and no other law replacing this Act or with similar effect was enacted, the Korean government presented an amendment bill to extend the effective term of the Corporate Restructuring Promotion Act until December 31, 2010 to the National Assembly of Korea. In July 2007, the National Assembly of Korea, instead of passing such amendment bill, adopted a new Corporate Restructuring Promotion Act, or the New Corporate Restructuring Promotion Act, which became effective in November 2007. The New Corporate Restructuring Promotion Act contains provisions almost identical to those in the Corporate Restructuring Promotion Act. The main differences between the Corporate Restructuring Promotion Act and the New Corporate Restructuring Promotion Act are: (i) when debts are converted into shares of the borrower in the process of restructuring, the Corporate Restructuring Promotion Act required that a transferee of any such shares agree to be bound by the terms of the restructuring, whereas under the New Corporate Restructuring Promotion Act, such requirement does not apply if a transferor of such shares holds more than 50% plus one share of the total voting shares of the borrower after such transfer; (ii) under the New Corporate Restructuring Promotion Act, creditor financial institutions are no longer required to perform periodic assessments of credit risks of the borrower; and (iii) under the New Corporate Restructuring Promotion Act, creditor financial institutions are no longer required to advise a borrower which is likely to show “signs of insolvency” (as determined by such borrower’s principal creditor financial institution following a credit risk assessment) to take measures to improve its business management, as was the case under the Corporate Restructuring Promotion Act.

The New Corporate Restructuring Promotion Act is scheduled to expire on December 31, 2010. However, so far as a creditor financial institution gives notice to convene a meeting of the creditors’ committee regarding a restructuring of a borrower prior to December 31, 2010, the New Corporate Restructuring Promotion Act will continue to apply to such restructuring until it is completed or discontinued. The New Corporate Restructuring Promotion Act provides that any restructuring begun under the Corporate Restructuring Promotion Act will be deemed to continue under the New Corporate Restructuring Promotion Act.

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

A portion of our loans to and debt securities of corporate customers are currently in workout or restructuring. As of December 31, 2007, (Won)359 billion, or 0.2%, of our total loans and debt securities were in workout or restructuring. This included (Won)230 billion of loans to and debt securities of large corporate borrowers in workout or restructuring and (Won)129 billion of loans to and debt securities of small- and medium-sized enterprises in workout or restructuring, which represented 0.11% and 0.06% of our total loans and debt securities, respectively. Currently, a specialized unit in each of our banking subsidiaries manages their workout or restructured loans. At Woori Bank, for example, the Corporate Restructuring Department manages its workout and restructured loans. Upon approval of a workout or restructuring plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout or restructuring, corporate reorganization or composition, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for loan losses.

The following table shows, as of December 31, 2007, our ten largest exposures that were in workout or restructuring, including composition or court receivership:

Company (Credit Rating)(1)	Loans				Equity Securities		Debt Securities		Guarantees and Acceptances		Credit Derivatives		Total Exposures		Collateral (2)		Amounts Classified as Substandard or Below (3)		Allowance
	Won Currency		Foreign Currency
	(in billions of Won)
Daewoo Electronics Corp. (C)	(Won)	77	(Won)	37	(Won)	3	(Won)	—	(Won)	9	(Won)	—	(Won)	126	(Won)	57	(Won)	109	(Won)	52
Hyundai Corporation (A3-)		—		40		115		—		29		—		184		—		—		—
Neo Steel Co.,Ltd.(4)		58		—		—		—		—		—		58		21		58		24
Woongjin Chemical Co., Ltd. (B)		—		7		30		—		—		—		37		29		4		2
Saehan Media Co., Ltd. (C)		—		27		—		—		4		—		31		—		15		12
Pantech Co., Ltd. (C)		25		—		—		—		—		—		25		—		15		7
Pantech&Curitel Communications, Inc. (C)		15		—		2		—		—		—		17		1		—		9
Sewon Engineering Co., Ltd. (4)		10		—		—		—		4		—		14		10		11		2
Ilhwa Wool IND. Co., Ltd. (A3-)		11		—		—		—		—		—		11		7		—		—
EZ Digital Co., Ltd. (4)		—		7		—		—		—		—		7		2		—		6

Total	(Won)	196	(Won)	118	(Won)	150	(Won)	—	(Won)	46	(Won)	—	(Won)	510	(Won)	127	(Won)	212	(Won)	114

(1)	Credit rating as of December 31, 2007, from one of the following Korean credit agencies: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings.
(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.
(4)	Credit rating unavailable.

Troubled Debt Restructurings

The following table presents, as of the dates indicated, our loans that are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2003						2004						2005					2006					2007
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign	Total		Domestic		Foreign	Total		Domestic		Foreign	Total
	(in billions of Won)
Loans not included in “non-accrual and past due loans” which are classified as “troubled debt restructurings”	(Won)	363	(Won)	3	(Won)	366	(Won)	44	(Won)	3	(Won)	47	(Won)	314	—	(Won)	314	(Won)	251	—	(Won)	251	(Won)	329	—	(Won)	329

For 2007, interest income that we would have recorded under the original contract terms of restructured loans amounted to (Won)22 billion, of which we reflected (Won)11 billion as interest income for 2007.

Potential Problem Loans

As of December 31, 2007, we had (Won)1,349 billion of corporate loans that were current as to payment of principal and interest but where we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. These amounts were classified as impaired and therefore included in our calculation of specific loan loss allowance under U.S. GAAP. Potential problem loans are precautionary loans that we determine, through our internal loan review process, require close management and increased provisioning due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business.

Other Problematic Interest-Earning Assets

We have in the past received certain other interest-earning assets in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. However, as of December 31, 2007, we had no such assets.

Non-Performing Loans

Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “—Loan Classifications” above. The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2003			2004			2005			2006			2007
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	2,594	(1)	(Won)	2,071	(2)	(Won)	1,369	(3)	(Won)	1,354	(4)	(Won)	1,121	(5)
As a percentage of total loans		2.9%			2.3%			1.3%			1.0%			0.7%

(1)

Excludes (Won)635 billion and (Won)2 billion of previously delinquent credit card balances restructured into loans and replaced with substituted cash advances, respectively, that were classified as normal or precautionary.

(2)	Excludes (Won)189 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(3)	Excludes (Won)46 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(4)	Excludes (Won)15 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(5)	Excludes (Won)5 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2003			2004			2005			2006			2007
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate Commercial and industrial	(Won)	1,046	40.3%	(Won)	1,118	54.0%	(Won)	802	58.6%	(Won)	783	57.9%	(Won)	788	70.3%
Lease financing		—	—		—	—		—	—		—	—		4	0.4
Trade financing		202	7.8		228	11.0		76	5.6		102	7.5		45	4.0
Other commercial		193	7.4		92	4.5		59	4.3		65	4.8		4	0.4

Total corporate		1,441	55.5		1,438	69.5		937	68.4		950	70.2		841	75.1

Consumer
General purpose household (1)		302	11.6		383	18.5		281	20.5		308	22.7		241	21.5
Mortgage		94	3.6		115	5.6		97	7.1		54	4.0		—	—

Total consumer		396	15.2		498	24.1		378	27.6		362	26.7		241	21.5
Credit cards		673	26.0		126	6.1		46	3.4		33	2.4		36	3.2

Total domestic		2,509	96.7		2,062	99.7		1,361	99.4		1,345	99.3		1,118	99.7

Foreign
Corporate
Commercial and industrial		84	3.3		9	0.3		8	0.7		8	0.6		3	0.3
Lease financing		—	—		—	—		—	—		—	—		—	—
Trade financing		—	—		—	—		—	—		1	0.1		—	—
Other commercial		—	—		—	—		—	—		—	—		—	—

Total corporate		84	3.3		9	0.3		8	0.7		9	0.7		3	0.3
Consumer		—	—		—	—		—	—		—	—		—	—

Total foreign		84	3.3		9	0.3		8	0.7		9	0.7		3	0.3

Total non- performing loans	(Won)	2,594	100.0%	(Won)	2,071	100.0%	(Won)	1,369	100.0%	(Won)	1,354	100.0%	(Won)	1,121	100.0%

(1)	Includes home equity loans.

Top 20 Non-Performing Loans. As of December 31, 2007, our 20 largest non-performing loans accounted for 26% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for loan losses		Collateral (1)		Industry
	(in billions of Won)
Borrower A	(Won)	100	(Won)	49	(Won)	57	Manufacturing
Borrower B		58		24		21	Manufacturing
Borrower C		31		15		1	Construction
Borrower D		19		9		—	Manufacturing
Borrower E		15		7		—	Manufacturing
Borrower F		11		12		—	Construction
Borrower G		11		2		10	Manufacturing
Borrower H		5		1		5	Construction
Borrower I		4		2		2	Manufacturing
Borrower J		4		5		29	Manufacturing
Borrower K		4		1		4	Hotel, leisure or transportation
Borrower L		4		1		3	Manufacturing
Borrower M		4		4		2	Construction
Borrower N		4		1		3	Other
Borrower O		4		1		4	Construction
Borrower P		4		1		4	Construction
Borrower Q		4		1		4	Hotel, leisure or transportation
Borrower R		3		1		3	Hotel, leisure or transportation
Borrower S		3		2		2	Manufacturing
Borrower T		3		3		—	Construction

Total	(Won)	295	(Won)	142	(Won)	154

(1)	The value of collateral is appraised based on future cash flow and observable market price.

Non-Performing Loan Strategy

One of our goals is to improve our asset quality, in part by reducing our non-performing loans. We have completed in 2007 the standardization of the credit risk management systems of our subsidiaries, which we believe will reduce our risks relating to future non-performing loans. Our credit rating systems are designed to prevent our subsidiaries from extending new loans to high-risk borrowers as determined by their credit rating. Our credit monitoring systems are designed to bring any sudden increase in a borrower’s credit risk to the attention of our subsidiaries, which then closely monitor such loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

Each of our subsidiaries has one or more units that are responsible for managing non-performing loans. At Woori Bank, for example, the Credit Management and Collection Department and the Corporate Restructuring Department generally oversee the process for resolving non-performing loans transferred to them by other Woori Bank business units. We believe that by centralizing the management of our non-performing loans within each subsidiary, we can become more effective in dealing with the issues relating to these loans by pooling institutional knowledge and creating a more specialized workforce.

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

Foreclosure and Collateral. We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2005, 2006 and 2007, we foreclosed on collateral we obtained with respect to loan balances representing approximately 1.0%, 0.5% and 0.3%, respectively, of our average interest-bearing loan balances in each of those periods. We believe, based on our general understanding of the U.S. banking industry, that we generally foreclose on collateral somewhat less frequently than similarly situated U.S. banks.

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

Sales of Non-Performing Loans

The overall asset quality of our loan portfolio has changed significantly in recent years as a result of sales of non-performing loans. These sales have been made primarily to KAMCO and to special purpose companies established as a result of joint ventures with several financial institutions.

The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2005						2006						2007
Purchaser	Principal Amount Sold		Sale Price		Gain (loss)		Principal Amount Sold		Sale Price		Gain (loss)		Principal Amount Sold		Sale Price		Gain (loss)
	(in billions of Won)
KAMCO	(Won)	339	(Won)	223	(Won)	—	(Won)	90	(Won)	71	(Won)	—	(Won)	140	(Won)	111	(Won)	6
Joint venture special purpose companies		1,887		709		—		389		276		—		349		290		22
Others		2,709		1,319		(45)		175		27		1		—		—		—

Total	(Won)	4,935	(Won)	2,251	(Won)	(45)	(Won)	654	(Won)	374	(Won)	1	(Won)	489	(Won)	401	(Won)	28

Korea Asset Management Corporation. In December 1997, in response to difficulties faced by Korean financial institutions as a result of the severe economic downturn in Korea, the Korean government authorized KAMCO to purchase from those institutions certain assets (which were primarily classified as substandard or below) at discounted prices. From 1997 through December 31, 2007, we and our predecessor entities sold an aggregate of (Won)9,121 billion of substandard or below loans to KAMCO.

Pursuant to the terms of certain of these sales, KAMCO can require us to repurchase substandard or below loans we have sold to it in the event that:

•	the underlying documentation of the loan is incomplete;

•	there is a flaw in the perfection of any security interest underlying the loan; or

•	certain litigation regarding the loan is pending.

In addition, we may be required to repurchase any loan relating to a borrower that has applied to a court for reorganization or that is the subject of reorganization proceedings at the time the loan was sold to KAMCO if a court rejects the application for reorganization, disapproves the reorganization plan or fails to approve the reorganization plan within two years of the sale. We may also be required to repurchase a loan if a court determines that the borrower cannot meet the terms of the repayment schedule developed in the reorganization proceeding. The ability of KAMCO to exercise its right to require us to repurchase loans sold is without limit. As of December 31, 2007, the aggregate principal amount of loans subject to these repurchase rights was (Won)7 billion, and we recorded no liability relating to those loans.

Joint Ventures. In April 2005, Woori Bank entered into a joint venture agreement with Merrill Lynch to dispose of approximately US$111 million of our precautionary loans. A special purpose company was established to purchase such loans from Woori Bank and to securitize such loans through the issuance of asset-backed securities.

In February 2006, Woori F&I entered into a joint venture arrangement with CRT9 Yugen Kaisha, a subsidiary of Shinsei Bank, to dispose of our substandard or below loans. Much like the joint venture with Merrill Lynch, a special purpose company was established to purchase such loans from us and to securitize such loans through the issuance of asset-backed securities. In connection with such arrangement, Woori F&I transferred 49% of its 100% interest in Woori CA Asset Management to CRT9 Yugen Kaisha pursuant to a share purchase agreement. Woori CA Asset Management was subsequently renamed Woori SB Asset Management and manages the substandard or below loans purchased from us by the special purpose company and receives asset management fees from the special purpose company, as well as a performance fee based on a percentage of asset resolutions.

Allocation of Allowances for Loan Losses

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type:

	As of December 31,
	2003			2004			2005			2006			2007
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	926	32.7%	(Won)	997	55.2%	(Won)	915	60.0%	(Won)	1,084	58.4%	(Won)	1,068	61.5%
Lease financing		2	0.1		3	0.2		1	0.1		—	0.0		15	0.9
Trade financing		222	7.8		209	11.5		85	5.6		128	6.9		88	5.1
Other commercial		140	4.9		92	5.1		67	4.4		119	6.4		69	4.0

Total corporate		1,290	45.5		1,301	72.0		1,068	70.1		1,331	71.7		1,240	71.4
Consumer
General purpose household (1)		232	8.2		228	12.6		340	22.3		372	20.1		331	19.1
Mortgage		29	1.0		45	2.5		2	0.1		44	2.4		21	1.2

Total consumer		261	9.2		273	15.1		342	22.4		416	22.5		352	20.3
Credit cards		1,120	39.6		168	9.3		64	4.2		51	2.7		59	3.4

Total domestic		2,671	94.3		1,742	24.4		1,474	96.7		1,798	96.9		1,651	95.1
Foreign
Corporate
Commercial and industrial		161	5.7		45	2.5		50	3.2		55	2.9		58	3.3
Lease financing		—	—		15	0.9		—	—		—	—		—	—
Trade financing		—	—		1	0.1		1	0.1		1	0.1		1	0.1
Other commercial		—	—		—	—		—	—		—	—		—	—

Total corporate		161	5.7		61	3.5		51	3.3		56	3.0		59	3.4
Consumer		1	—		3	0.1		—	—		1	0.1		26	1.5
Total foreign		162	5.7		64	3.6		51	3.3	(Won)	57	3.1	(Won)	85	4.9

Total allowance for loan losses	(Won)	2,834	100.0%	(Won)	1,806	100.0%	(Won)	1,525	100.0%	(Won)	1,855	100.0%	(Won)	1,736	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our allowances for loan losses for the periods indicated:

	Year ended December 31,
	2003		2004		2005		2006		2007
	(in billions of Won)
Balance at the beginning of the period	(Won)	3,770	(Won)	2,834	(Won)	1,806	(Won)	1,525	(Won)	1,855
Provision for credit losses		2,313		652		308		509		219
Allowance relating to credit-related commitments transferred to loans		271		275		58		15		11
Allowance relating to loans acquired in connection with acquisitions of Woori Securities, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea		3		—		—		0		—
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(676)		(357)		(173)		(86)		(175)
Lease financing		(9)		(1)		—		0		(2)
Trade financing		(231)		(26)		(34)		(13)		(28)
Other commercial		(191)		(63)		(54)		(9)		(19)

Total corporate		(1,108)		(447)		(261)		(108)		(224)
Consumer
General purpose household (1)		(84)		(138)		(119)		(64)		(176)
Mortgage		(1)		(2)		(6)		(10)		(10)

Total consumer		(85)		(140)		(125)		(74)		(186)
Credit cards		(1,384)		(1,051)		(183)		(87)		(83)

Total domestic		(2,577)		(1,644)		(569)		(269)		(493)
Foreign		(159)		(1)		(3)		(2)		(18)
Allowance relating to loans sold		(1,653)		(613)		(276)		(90)		—

Total gross charge-offs		(4,388)		(2,258)		(848)		(361)		(511)
Recoveries:
Domestic
Corporate
Commercial and industrial		539		147		78		45		34
Lease financing		—		1		1		0		1
Trade financing		50		1		13		7		9
Other commercial		237		65		18		4		6

Total corporate		826		214		110		56		50
Consumer
General purpose household		2		2		10		34		36
Mortgage and home equity		—		—		—		5		3

Total consumer		2		2		10		39		39
Credit cards		17		99		98		78		66

Total domestic		845		315		218		173		155
Foreign		2		7		4		1		6

Total recoveries		847		322		222		174		161

Net charge-offs		(3,542)		(1,936)		(626)		(187)		(350)
Allowance related to loans transferred to held-for-sale		—		—		—		0		—
Allowance relating to disposal of Woori Securities		—		—		(15)		0		—
Foreign exchange translation effects		18		(19)		(6)		(7)		1

Balance at the end of the period	(Won)	2,834	(Won)	1,806	(Won)	1,525	(Won)	1,855	(Won)	1,736

Ratio of net charge-offs during the period to average loans outstanding during the period (2)		4.17%		2.16%		0.65%		0.16%		0.37%

(1)	Includes home equity loans.
(2)	Includes amounts relating to allowance related to loans transferred to held-for-sale.

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

Procedure for Charge-off Approval. In order to charge off corporate loans under Korean GAAP, in the case of Woori Bank, an application for a charge-off must be submitted by a branch to the Credit Management and Collection Department promptly and, in any event, within one month after the corporate loan is classified as estimated loss. The relevant department or team evaluates and approves the application. Then, Woori Bank must seek an approval from the Financial Supervisory Service for our charge-offs, which is typically granted. At the same time, Woori Bank refers the approval of the charge-off by the Credit Management and Collection Department to its Audit Committee for their review to ensure compliance with our internal procedures for charge-offs, which include consultations with the branch submitting the charge-off application. Once Woori Bank receives approval from the Financial Supervisory Service, Woori Bank must also obtain approval from its senior management to charge off those loans. With respect to corporate loans under U.S. GAAP, we follow a similar procedure (although we will not seek approval from the Financial Supervisory Service).

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured debt and two-thirds of the outstanding secured debt, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding (Won)500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit.

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

Our investments in debt securities include primarily bonds issued by government-related entities, as well as corporate bonds that have been guaranteed by banks (other than merchant banks), government-related funds or privately capitalized funds that we consider to have a low credit risk. As of December 31, 2007, we owned (Won)1,625 billion of KDIC debentures, which represent 3.6% of our investment securities. See “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

Our securities investments are subject to various guidelines, including limitations prescribed under the Bank Act. Under these regulations, each of our subsidiaries must limit its investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and Korean government bonds) to 60% of the sum of its total Tier I and Tier II capital amount (less any capital deductions). Each of our subsidiaries is also generally prohibited from purchasing or retaining permanent ownership interests in equity securities of other banking institutions or acquiring more than 15% of the shares with voting rights issued by any other corporation. Each of our banking subsidiaries and its respective trust accounts are prohibited from acquiring the shares of any of our “major shareholders,” as defined in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Shareholder,” in excess of an amount determined by enforcement decree within a maximum limit of 1% of the sum of our Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity” and “—Restrictions on Shareholdings in Other Companies.”

Our and our subsidiaries’ investments in foreign currencies are subject to certain limits and restrictions specified in our and our subsidiaries’ internal guidelines relating to country exposure, a single issuer and type of security exposure, and total investments by individual business units.

The following table sets out the definitions of the four types of securities investments we hold:

Category	Classification	Valuation Method
Trading securities	Securities held in anticipation of short-term market movements, which have been acquired for the purpose of short-term capital gains.	Marked-to-market and reported at fair value. We record unrealized gains and losses in income. Trading securities held by our overseas branches are stated at market value unless otherwise required by regulatory authorities in countries where the overseas branches are located.

Available-for-sale securities	Securities not classified as held to maturity or trading or other investments. Securities are classified as available-for-sale when we intend to hold them for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs.	Marked-to-market and reported at fair value, with unrealized gains and losses being recorded in other comprehensive income as unrealized gain or loss on valuation of investment securities. If the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Held-to-maturity securities	Debt securities are classified as held-to-maturity securities when we have the positive ability and intent to hold until maturity.	Valued at acquisition cost, adjusted for accretion or amortization of discounts and premiums. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Category	Classification	Valuation Method
Other investments	Equity securities where we exercise significant influence over the operating and financial policies of an investee.	Valued pursuant to the equity method of accounting, based on net asset value. We reflect our share in net income or net loss of these entities in our income statement. Changes in retained earnings, capital surplus or other capital accounts of these entities are accounted for as adjustments to our retain earnings or capital adjustments, consistent with the manner reflected in these entities’ financial statements.

	Equity investment securities that do not have a readily determinable fair value.	Valued at acquisition cost. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated:

	As of December 31,
	2005				2006				2007
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Trading securities
Equity securities	(Won)	293	(Won)	293	(Won)	636	(Won)	636	(Won)	323	(Won)	323
Beneficiary certificates		93		93		127		127		348		348
Debt securities
Korean treasury securities and government agency securities		1,726		1,726		1,592		1,592		2,388		2,388
Debt securities issued by financial institutions		529		529		666		666		937		937
Corporate debt securities		1,432		1,432		3,201		3,201		5,660		5,660

Total—Trading		4,073		4,073		6,222		6,222		9,656		9,656
Available-for-sale securities
Equity securities		640		640		1,605		1,605		1,653		1,653
Beneficiary certificates		365		365		781		781		1,186		1,186
Debt securities
Korean treasury securities and government agency securities		11,105		11,105		11,729		11,729		10,553		10,553
Debt securities issued by financial institutions		2,453		2,453		5,675		5,675		5,303		5,303
Corporate debt securities		3,054		3,054		6,868		6,868		6,907		6,907
Asset backed securities		623		623		1,470		1,470		1,615		1,615
Debt securities issued by foreign governments		49		49		46		46		18		18

Total—Available-for-sale		18,289		18,289		28,174		28,174		27,235		27,235
Held-to-maturity securities
Debt securities
Korean treasury securities and government agency securities		8,188		8,159		7,039		7,022		6,413		6,343
Debt securities issued by financial institutions		1,274		1,268		1,415		1,412		1,585		1,559
Corporate debt securities		40		40		22		22		56		57
Asset backed securities		81		90		55		57		46		45
Debt securities issued by foreign governments		55		56		83		82		116		116

Total—Held-to-maturity		9,638		9,613		8,614		8,595		8,216		8,120

Total securities	(Won)	32,000	(Won)	31,975	(Won)	43,010	(Won)	42,991	(Won)	45,107	(Won)	45,011

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2007:

	As of December 31, 2007
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total
	(in billions of Won)
	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)	Amount		Weighted Average Yield (1)
Trading securities
Korean treasury securities and government agencies		674	3.94%		1,374	4.99%		141	4.73%		199	5.53%		2,388	4.73%
Debt securities issued by financial institutions		590	3.97		347	5.08		—	—		—	—		937	4.38
Corporate debt securities		186	5.14		63	5.93		—	—		5,411	6.07		5,660	6.04

Total	(Won)	1,450	4.11	(Won)	1,784	5.04	(Won)	141	4.73	(Won)	5,610	6.05	(Won)	8,985	5.51

Available-for-sale securities
Korean treasury securities and government agency		5,555	4.94%		3,133	4.94		21	3.00		1,844	5.48		10,553	5.03
Debt securities issued by financial institutions		2,954	5.06		2,038	5.40		275	5.67		36	6.22		5,303	5.23
Corporate debt securities		881	6.47		1,170	6.78		273	5.55		4,583	6.27		6,907	6.35
Asset backed securities		897	5.97		262	6.46		292	6.25		164	24.08		1,615	7.94
Debt securities issued by foreign governments		17	4.61		—	—		—	—		1	3.75		18	4.55

Total	(Won)	10,304	5.19	(Won)	6,603	5.47	(Won)	861	5.77	(Won)	6,628	6.49	(Won)	24,396	5.64

Held-to-maturity securities
Korean treasury securities and government agencies		2,983	4.91		3,361	4.60		30	3.99		39	5.98		6,413	4.75
Debt securities issued by financial institutions		604	4.89		971	5.22		10	6.58		—	—		1,585	5.11
Corporate debt securities		10	5.29		37	4.95		—	—		9	7.94		56	5.50
Asset backed securities		—	—		43	4.48		—	—		3	5.42		46	4.54
Debt securities issued by foreign governments		49	8.00		56	9.74		11	4.28		—	—		116	8.48

Total	(Won)	3,646	4.95	(Won)	4,468	4.80	(Won)	51	4.57	(Won)	51	6.30	(Won)	8,216	4.88

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities).

Risk Concentrations

As of December 31, 2007, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity at such date. As of December 31, 2007, our stockholders’ equity was (Won)12,114 billion.

	As of December 31, 2007
	Book Value		Market Value
	(in billions of Won)
Name of issuer:
KDIC	(Won)	1,625	(Won)	1,612
The Bank of Korea		10,021		10,010
Korean government		4,682		4,646
Korea Development Bank		1,571		1,562

Total	(Won)	17,899	(Won)	17,830

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

Customer deposits are our principal funding source. Customer deposits accounted for 75.0% of our total funding as of December 31, 2005, 72.0% of our total funding as of December 31, 2006 and 70.1% of our total funding as of December 31, 2007.

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

As of December 31, 2007, approximately 96.3% of our total funding was denominated in Won.

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

	For the year ended December 31,
	2004			2005			2006			2007
	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid
	(in billions of Won)
Demand deposits:
Non-interest-bearing	(Won)	3,533	—	(Won)	3,704	—	(Won)	3,513	—	(Won)	4,168	—
Interest-bearing		19,498	0.54%		21,271	0.20%		24,248	0.23%		24,912	0.27%
Time deposits
Certificates		4,705	4.12		6,931	3.73		10,525	4.64		19,618	5.06
Other time deposits		50,936	3.83		52,277	3.63		61,814	4.16		76,989	4.55
Savings deposits		10,418	2.77		9,795	2.77		10,900	3.37		11,306	3.06
Mutual installment deposits (2)		859	4.77		761	4.05		596	3.65		455	3.59

Average total deposits	(Won)	89,949	2.87	(Won)	94,739	2.62	(Won)	111,596	3.24	(Won)	137,899	3.70

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

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2007, the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had fixed maturities in excess of (Won)100 million:

	As of December 31, 2007
	Certificates of Deposit		Other Time Deposits		Mutual Installment Deposits		Total
	(in billions of Won)
Maturing within three months	(Won)	5,773	(Won)	16,097	(Won)	12	(Won)	21,882
After three but within six months		6,060		8,447		10		14,477
After six but within 12 months		7,052		22,387		12		29,451
After 12 months		523		2,172		22		2,718

Total	(Won)	19,368	(Won)	49,104	(Won)	56	(Won)	68,528

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt as of December 31, 2007 was as follows:

	Amount
	(in billions of Won)
Due in 2008		10,972
Due in 2009		9,181
Due in 2010		9,450
Due in 2011		1,608
Due in 2012		4,121
Thereafter		6,032

Gross long-term debt		41,364
Less: discount		(28)

Total long-term debt, net	(Won)	41,336

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less:

	As of and for the year ended December 31,
	2005		2006		2007
	(in billions of Won)
Call money
Year-end balance	(Won)	326	(Won)	2,270	(Won)	3,008
Average balance (1)		934		1,703		1,965
Maximum balance		2,422		3,190		3,008
Average interest rate (2)		3.08%		4.15%		4.90%
Year-end interest rate		0.6%~4.39%		0.74%~5.50%		0.74%~ 7.07%
Borrowings from the Bank of Korea (3)
Year-end balance	(Won)	1,466	(Won)	1,363	(Won)	932
Average balance (1)		1,258		1,369		1,035
Maximum balance		1,710		1,557		1,149
Average interest rate (2)		2.00%		2.46%		2.94%
Year-end interest rate		2.00%~3.00%		2.75%		3.25%
Other short-term borrowings (4)
Year-end balance	(Won)	8,443	(Won)	10,662	(Won)	13,000
Average balance (1)		9,194		9,582		13,124
Maximum balance		9,604		12,939		14,398
Average interest rate (2)		2.92%		4.38%		4.52%
Year-end interest rate		0.00%~9.58%		0.00%~10.30%		0.00%~10.50%

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

See Note 19 of the notes to our consolidated financial statements for a summary of our secured borrowings and relevant collateral as of December 31, 2005, 2006 and 2007.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act (Law No. 6274, October 23, 2000), last amended on March 28, 2008, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

The Financial Services Commission exerts direct control over financial holding companies pursuant to the Financial Holding Company Act. Among other things, the Financial Services Commission:

•	approves the establishment of financial holding companies;

•	issues regulations on the capital adequacy of financial holding companies and their subsidiaries; and

•	drafts regulations relating to the supervision of financial holding companies.

Following the instructions and directives of the Financial Services Commission, the Financial Supervisory Service supervises and examines financial holding companies and their subsidiaries. In particular, the Financial Supervisory Service sets requirements relating to Korean financial holding companies’ liquidity and capital adequacy ratios and establishes reporting requirements within the authority delegated under the Financial Services Commission regulations. Financial holding companies must submit quarterly reports to the Financial Supervisory Service discussing business performance, financial status and other matters identified in the Enforcement Decree of the Financial Holding Company Act.

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

The Financial Holding Company Act requires every financial holding company and its subsidiaries to obtain prior approval from, or file a prior report with, the Financial Services Commission before acquiring control of another company. In addition, the Financial Services Commission must grant permission to liquidate or to merge with any other company before the liquidation or merger. A financial holding company must report to the Financial Services Commission when its officers or largest shareholder changes, and when it ceases to control any of its direct and indirect subsidiaries by disposing of their shares.

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

Beginning on January 1, 2007, under the new capital adequacy requirements of the Financial Services Commission applicable from such date, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8.0%. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with Financial Services Commission requirements that have been formulated based on Bank of International Settlements (“BIS”) standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of Tier I capital, Tier II capital and Tier III capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

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

“Equity capital” is defined as the sum of:

(1) in case of a financial holding company, net assets (which is total assets less total liabilities) on balance sheet as of the end of the most recent quarter; and

(2) in case of a direct or indirect subsidiary of a financial holding company that is:

(i) a bank, the capital amount as defined in Article 2(1), Item 5 of the Bank Act;

(ii) a merchant bank, the capital amount as defined in Article 2, Item 3 of the Merchant Bank Act; and

(iii) a securities company, total assets less total liabilities on that company’s balance sheet as of the end of the most recent financial year and adjusted as determined by the Financial Services Commission (for example, by including any increase or decrease of paid-in capital after the end of the most recent financial year);

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

The Financial Holding Company Total Credit to a single individual or judicial person may not exceed 20% of the equity capital. In addition, the Financial Holding Company Total Credit to a shareholder holding (together with the persons who have a “special relationship” with the shareholder, as defined in the Enforcement Decree of the Financial Holding Company Act) in aggregate more than 10% of the total issued and outstanding voting shares of a financial holding company generally may not exceed the lesser of (x) 25% of the equity capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of such shareholder (together with the persons who have a special relationship with such shareholder).

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

In addition, the total sum of the Bank Holding Company Total Credit granted to all of a bank holding company’s major shareholders must not exceed 25% of the bank holding company’s equity capital. Furthermore, any bank holding company that, together with its direct and indirect subsidiaries, intends to extend credit to the bank holding company’s major shareholder in an amount exceeding the lesser of (x) the amount equivalent to 0.1% of the equity capital and (y) (Won)5 billion, in any single transaction, must obtain prior unanimous board resolutions and then, immediately after providing the credit, must file a report to the Financial Services Commission and publicly disclose the filing of the report.

Restrictions on Transactions Among Direct and Indirect Subsidiaries and Financial Holding Company

Generally, a direct or indirect subsidiary of a financial holding company may not extend credits (excluding the amount of corporate credit card payments issued by a direct or indirect subsidiary of a financial holding company that is engaged in the banking business) to that financial holding company. In addition, a direct or indirect subsidiary of a financial holding company that is engaged in the banking, merchant banking or securities business may not extend credits (excluding the amount of corporate credit card payments issued by a direct or indirect subsidiary of a financial holding company that is engaged in the banking business) to other direct or indirect subsidiaries of the financial holding company in excess of 10% of its capital amount on an individual basis or to those subsidiaries in excess of 20% of its capital amount on an aggregate basis. The subsidiary extending the credit must also obtain adequate collateral from the other subsidiaries unless the credit is otherwise approved by the Financial Services Commission.

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

Disclosure of Management Performance

For the purpose of protecting the depositors and investors in the subsidiaries of financial holding companies, the Financial Services Commission requires financial holding companies to disclose certain material matters including:

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

The financial holding company, however, must reduce the ownership of excessive shares within two years in case of (1) through (5) and within six months in case of (6), unless this deadline is otherwise extended by the Financial Services Commission.

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

•	certain financial institutions whose business is related to the financial business as prescribed by the regulations of the Ministry of Strategy and Finance; and

•

certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Enforcement Decree of the Financial Holding Company Act (for example, a finance-related research company or a finance-related information technology company).

Acquisition of such indirect subsidiaries by direct subsidiaries of a financial holding company requires prior permission from the Financial Services Commission or the submission of a report to the Financial Services Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.

An indirect subsidiary of a financial holding company may not control any other company.

Restrictions on Transactions between a Bank Holding Company and its Major Shareholder

A bank holding company and its direct and indirect subsidiaries may not acquire (including through their respective trust accounts) shares issued by the bank holding company’s major shareholder in excess of 1% of the equity capital (as defined above). In addition, if those entities intend to acquire shares issued by that major shareholder in any single transaction in excess of the lesser of (x) the amount equivalent to 0.1% of the equity capital and (y) (Won)5 billion, that entity must obtain prior unanimous board resolutions and then, immediately after the acquisition, file a report to the Financial Services Commission and publicly disclose the filing of the report.

Restriction on Ownership of a Financial Holding Company

Under the Financial Holding Company Act, a financial institution generally may not control a financial holding company. In addition, any single shareholder and persons who have a special relationship with that shareholder may acquire beneficial ownership of no more than 10% of the total issued and outstanding shares with voting rights of a bank holding company that controls nationwide banks or 15% of the total issued and outstanding shares with voting rights of a bank holding company that controls only regional banks. The Korean government and the KDIC are not subject to this limit. “Non-financial business group companies” (as defined below), however, may not acquire the beneficial ownership of shares of a bank holding company controlling nationwide banks in excess of 4% of that bank holding company’s outstanding voting shares unless they obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit, in which case they may acquire beneficial ownership of up to 10%. Any other person (whether a Korean national or a foreign investor) may acquire no more than 10% of total voting shares issued and outstanding of a bank holding company controlling nationwide banks unless they obtain approval from the Financial Services Commission in each instance where the total holding will exceed 10% (or 15% in the case of a bank holding company controlling only regional banks), 25% or 33% of the total voting shares issued and outstanding of that bank holding company controlling nationwide banks.

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These standards were adopted and became effective in 1996. All domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%.

In November 2002, the Financial Supervisory Service amended the Enforcement Detailed Rules on the Supervision of the Banking Business to include a more conservative risk-weighting system for certain newly extended home mortgage loans, which set the risk-weighted ratios of Korean banks in respect of home mortgage loans between 50% and 70% depending on the borrower’s debt ratio and whether the home mortgage loans are overdue. On June 28, 2007, the Financial Supervisory Service further amended the Enforcement Detailed Rules on the Supervision of the Banking Business and, as a result, the following risk-weight ratios must be applied by Korean banks in respect of home mortgage loans from January 1, 2008:

(1) for those banks which adopted a standardized approach for calculating credit risk capital requirements, a risk-weight ratio of 35%; and

(2) for those banks which adopted an internal ratings-based approach for calculating credit risk capital requirements, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined under the Enforcement Detailed Rules on the Supervision of the Banking Business.

Under the Regulation on the Supervision of the Banking Business, banks must generally maintain allowances for credit losses in respect of their outstanding loans and other credits (including credit-related commitments and trust account loans) in an aggregate amount covering not less than:

•

0.85% of normal credits (or 0.9% in the case of normal credits comprising loans to borrowers in the construction, wholesale and retail, accommodation and restaurant or real estate and housing industries (as classified under the Korean Industry Classification Standard), 1.0% in the case of normal credits comprising loans to individuals and households, and 1.5% in the case of normal credits comprising outstanding credit card receivables and card loans);

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

See “—Recent Regulations Relating to Retail Household Loans” and “—Credit Card Business.”

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Bank Act. Banks may not invest an amount exceeding 60% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a maturity of over three years. This stipulation does not apply to Korean government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea. The Financial Services Commission also requires each Korean bank to:

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. There are no legal controls on interest rates on loans made by registered banks in Korea. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee of the Bank of Korea. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

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

Disclosure of Management Performance

In order to assist the general public, especially depositors and shareholders, in monitoring bank management performance, the Financial Services Commission requires commercial banks to make mandatory public disclosures of the following:

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

Recent Regulations Relating to Retail Household Loans

The Financial Services Commission recently implemented a number of changes to the mechanisms by which a bank evaluates and reports its retail household loan balances and has proposed implementing further changes. As a result of the rapid increase in retail household loans and related credit risks, the Financial Services Commission and the Financial Supervisory Service increased the minimum provisioning requirements for retail household loans. These requirements, set forth in the following table, became effective on December 31, 2006:

Provisioning Ratio on Retail Household Loans
Asset Quality Classification	Before	Current
Normal	0.75% or above	1.0% or above
Precautionary	8.0% or above	10.0% or above
Substandard	20.0% or above	20.0% or above
Doubtful	55.0% or above	55.0% or above
Estimated loss	100.0%	100.0%

In addition, due to a rapid increase in the number of loans secured by homes and other forms of housing, the Financial Services Commission and the Financial Supervisory Service have implemented regulations designed to curtail extension of new or refinanced loans secured by housing, including the following:

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

Restrictions on Shareholdings in Other Companies

Under the Bank Act, a bank may not own more than 15% of shares outstanding with voting rights of another corporation, except where, among other reasons:

•	that corporation engages in a category of financial businesses set forth by the Financial Services Commission; or

•	the acquisition is necessary for the corporate restructuring of the corporation and is approved by the Financial Services Commission.

In the above exceptional cases, a bank must satisfy either of the following requirements:

•

the total investment in corporations in which the bank owns more than 15% of the outstanding shares with voting rights does not exceed 15% of the sum of Tier I and Tier II capital (less any capital deductions); or

•	the acquisition satisfies the requirements determined by the Financial Services Commission.

The Bank Act provides that a bank using its bank accounts and its trust accounts may not acquire the shares of another corporation that is a major shareholder of the bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the KDIC and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. However, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% of that bank’s outstanding voting shares, unless they obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit, in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. In addition, if a foreign investor, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank’s outstanding voting shares, non-financial business group companies may acquire beneficial ownership of up to 10% of that bank’s outstanding voting shares, and in excess of 10%, 25% or 33% of that bank’s outstanding voting shares with the approval of the Financial Services Commission in each instance, up to the number of shares owned by the foreign investor. Any other person (whether a Korean national or a foreign investor), with the exception of non-financial business group companies described above, may acquire no more than 10% of a nationwide bank’s total voting shares issued and outstanding, unless they obtain approval from the Financial Services Commission in each instance where the total holding will exceed 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding provided that, in addition to the foregoing threshold shareholding ratios, the Financial Services Commission may, at its discretion, designate a separate and additional threshold shareholding ratio.

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

Laws and Regulations Governing Other Business Activities

A bank must register with the Ministry of Strategy and Finance to enter the foreign exchange business, which is governed by the Foreign Exchange Transaction Law. A bank must obtain the permission of the Financial Services Commission to enter the securities business, which is governed by regulations under the Korean Securities and Exchange Act. Under these laws, a bank may engage in the foreign exchange business, securities repurchase business, governmental/public bond underwriting business and governmental bond dealing business.

Trust Business

A bank must obtain approval from the Financial Services Commission to engage in trust businesses. The Trust Act and the Trust Business Act govern the trust activities of banks, and they are subject to various legal and accounting procedures and requirements, including the following:

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

Credit Card Business

General

In order to enter the credit card business, a bank must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on February 29, 2008. A registered bank engaging in the credit card business is regulated by the Financial Services Commission and the Financial Supervisory Service.

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

However, if the registered bank engaging in the credit card business has entered into agreements which allow it to transfer all or part of its burden of liability for loss or theft of credit cards to holders of the credit cards, then the registered bank engaging in the credit card business may transfer the liability to those holders of the credit cards in accordance with the terms and conditions of the agreements. Even in such case, the risk of liability cannot be transferred to the holders of the credit cards if there was no willful misconduct or negligence attributable to the holders of the credit cards, such as in the case where the cardholder’s password was disclosed under irresistible force or threat to the cardholder’s or his/her relative’s life or health.

A registered bank engaging in the credit card business is also liable for any loss arising from the use of forged or altered credit cards, debit cards or pre-paid cards. However, if the registered bank engaging in the credit card business has entered into an agreement allowing it to transfer all or part of its burden of liability for loss or theft of the credit card, debit card, or pre-paid card to the holder of the credit card, debit card, or pre-paid card, and it has proved willful misconduct or gross negligence of the holder of the credit card, debit card, or pre-paid card, then the registered bank engaging in the credit card business may transfer the liability to such holder of the credit card, debit card, or pre-paid card in accordance with the terms and conditions of the agreement. For these purposes, willful misconduct or gross negligence means either disclosure of the cardholder’s password, or the transfer of the credit card or debit card, or providing such credit card or debit card as security, all through willful misconduct or gross negligence.

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

Pursuant to the Specialized Credit Financial Business Act, the Financial Services Commission may either restrict the limit or take other necessary measures against the registered bank engaging in the credit card business with respect to the following:

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

Principal Regulations Applicable to Securities Companies

General

The Korean Securities and Exchange Act regulates and governs the securities business. The entities that regulate and supervise securities companies are the Financial Services Commission, the Financial Supervisory Service and the Securities and Futures Commission.

Under the Korean Securities and Exchange Act, a company must obtain permission from the Financial Services Commission to commence a primary securities business such as a brokerage business, a dealing business or an underwriting business. A securities company may also engage in certain businesses ancillary to that business without obtaining any separate license and certain other businesses if it obtains separate licenses from the Financial Services Commission. A securities company must also obtain permission from the Financial Services Commission to merge with any other entity or transfer all or a part of its business.

If the Financial Services Commission deems a securities company’s financial condition to be unsound or if a securities company fails to meet the applicable “net operating equity ratio” (as defined below), the Financial Services Commission may order the securities company to:

•	increase or reduce its capital;

•	cancel or consolidate its stock:

•	transfer all or part of its business;

•	close branch offices;

•	merge with another financial institution;

•	suspend a part or all of its business operations; or

•	assign contractual rights and obligations relating to its financial transactions.

Regulations on Financial Soundness

The Financial Services Commission regulations require that the financial soundness of a securities company be assessed in accordance with its net operating equity ratio, which is calculated as follows and expressed as a percentage:

Net operating equity ratio = (net operating equity/total risk) x 100

The terms “net operating equity” and “total risk” for the purpose of the above formula are defined in the Financial Services Commission’s regulations. Generally, the net operating equity and the total risk are calculated according to the following formulas:

Net operating equity = net assets (total assets – total liabilities) – total deductible items + total creditable items

Total risk = market risk + counterparty risk + basic risk + credit concentration risk – risk offsetting factor

The regulations require that securities companies maintain their net operating equity ratio at a level equal to or higher than 150%.

Other Provisions on Financial Soundness

The Korean Securities and Exchange Act, the Enforcement Decree of the Korean Securities and Exchange Act and Financial Services Commission regulations also include provisions designed to regulate certain types of activities relating to the management of the assets of a securities company. These provisions include:

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

Business Conduct Rules

Effective from August 2001, the Financial Services Commission adopted “business conduct rules” applicable to securities companies. These rules impose greater responsibilities on securities companies, strictly banning certain unfair practices and ensuring that the potential investors solicited by securities companies are suitable.

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

A securities company must submit a report on its financial results to the Financial Services Commission within 45 days from the end of each quarter.

Item 4C. Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

(1)	Woori Investment & Securities is accounted for as an equity method investee.
(2)

Woori Aviva Life Insurance, in which we acquired a 51.0% interest in April 2008 and in respect of which we entered into a joint venture agreement with Aviva International Holdings Limited, is expected to be accounted for as an equity method investee under U.S. GAAP.

Our largest subsidiary is Woori Bank, the assets of which represented approximately 78.6% of our total assets as of December 31, 2007. The following table identifies each of our major subsidiaries and their contributions to our total assets and net income as of and for the year ended December 31, 2007 (after allocating eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system for assets and net income in proportion to total assets and absolute net income, respectively):

	As of or for the year ended December 31, 2007
	Total Assets (1)			Net Income (2)
	Amount		% of Total
	(in billions of Won, except percentages)
Subsidiary
Woori Bank	(Won)	181,375	78.6%	(Won)	984
Kyongnam Bank		17,804	7.7		111
Kwangju Bank		14,284	6.2		46
Others		17,412	7.5		1,101

Total	(Won)	230,875	100.0%	(Won)	2,242

(1)

After allocating eliminations of (Won)16,034 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of segment assets before eliminations to total assets before eliminations. See Note 40 of the notes to our consolidated financial statements.

(2)

After allocating a loss of (Won)2,429 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of absolute segment net income to the sum of the absolute net income of all segments. See Note 40 of the notes to our consolidated financial statements.

The following is a summary of the activities of our principal subsidiaries:

Woori Bank

Established in December 1998, Woori Bank (formerly known as Hanvit Bank) was formed as a result of the merger of two nationwide commercial banks, the Commercial Bank of Korea (established in 1899) and Hanil Bank (established in 1932). Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. As of December 31, 2007, Woori Bank was the second-largest commercial bank in Korea based upon total assets (including loans) and deposits. As of December 31, 2007, Woori Bank had more than 14 million customers, with 869 branches nationwide.

Kyongnam Bank

Established in April 1970, Kyongnam Bank is a regional commercial bank that provides financial services in Masan and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2007, Kyongnam Bank had approximately 2 million customers, with 147 branches throughout southeastern Korea and Seoul.

Kwangju Bank

Established in September 1968, Kwangju Bank is a regional commercial bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering various deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers. As of December 31, 2007, Kwangju Bank had approximately 2.9 million customers, with 124 branches throughout southwestern Korea and 4 branches in Seoul.

Other Subsidiaries

The following table provides summary Korean GAAP information regarding our other significant consolidated subsidiaries (other than special purpose companies) as of or for the year ended December 31, 2007:

Subsidiary	Percentage of Ownership (1)	Total Assets		Stockholders’ Equity		Operating Revenue		Net Income
	(in millions of Won)
Woori Credit Suisse Asset Management Co., Ltd.	70%	(Won)	82,216	(Won)	71,278	(Won)	24,841	(Won)	15,198
Woori Private Equity Co., Ltd.	100		278,006		149,006		56,928		40,349
Woori F&I Co., Ltd.	100		13,430		11,949		2,043		1,857
Woori Finance Information System Co., Ltd.	100		233,540		7,531		8,973		261
Woori Financial Co., Ltd.(2)	51		1,154,122		178,633		799		745

(1)	Including both direct and indirect ownership.
(2)

We acquired 8,499,955 shares of Woori Financial in September 2007. This represented an ownership interest of 51.4% under U.S. GAAP and 50.1% under Korean GAAP. Under U.S. GAAP, ownership interest in a company is calculated by dividing the number of acquired shares by the total number of shares outstanding. Under Korean GAAP, ownership interest is calculated by dividing the number of acquired shares by the number of issued shares.

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

As of December 31, 2007, we had a network of 1,144 banking branches in Korea. With respect to Woori Bank, approximately 253 of its branches are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Singapore, Russia and Indonesia and branches, agencies and representative offices in Asia, the United States and Europe. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us at December 31, 2007 was (Won)2,399 billion.

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

In June 2004, we acquired the 39.7% minority interest in Woori Securities that we did not own, and issued 8,571,262 new shares of our common stock valued at (Won)56 billion as the purchase price. The acquisition was accounted for under the purchase method of accounting. In connection with this acquisition, we recognized (Won)63 billion of extraordinary gain, which represented the excess of the fair value of the net assets acquired over the purchase consideration after allocations. In January 2005, we reduced the capital of Woori Securities by 42.5% or (Won)154 billion in anticipation of its planned merger with LGIS. In March 2005, we merged Woori Securities into LGIS, and renamed the surviving entity Woori Investment & Securities, which became an equity method investee. We currently own a 35.0% voting interest in Woori Investment & Securities. As of December 31, 2007, Woori Investment & Securities had consolidated total assets of (Won)15,173 billion, consolidated total liabilities of (Won)12,577 billion and consolidated total shareholders’ equity of (Won)2,596 billion, on a Korean GAAP basis. For the year ended December 31, 2007, Woori Investment & Securities generated consolidated revenues of (Won)2,738 billion and consolidated net income of (Won)280 billion, on a Korean GAAP basis.

In September 2007, we acquired a 51.4% interest in Hanmi Capital from MBK Partners for approximately (Won)271 billion. We renamed the entity Woori Financial, which became a consolidated subsidiary. In connection with this acquisition, we recognized (Won)182 billion of goodwill and (Won)11 billion of customer relationship intangibles.

In April 2008, we acquired a 51.0% interest in LIG Life Insurance from LIG Insurance, Co., Ltd. and other selling shareholders for approximately (Won)76 billion. In connection with this acquisition, we entered into a joint venture agreement with Aviva International Holdings Limited. Aviva International Holdings Limited and we collectively hold a 91.7% interest in LIG Life Insurance, which was subsequently renamed Woori Aviva Life Insurance. We expect to account for Woori Aviva Life Insurance as an equity method investee under U.S. GAAP.

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises may lead to increasing delinquencies and a deterioration in overall asset quality. In 2007, on a Korean GAAP basis, we recorded charge-offs of (Won)157 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of (Won)107 billion in 2006. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, credit card companies, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. However, the rapid growth in consumer credit led to increasing delinquencies, loan loss provisions, non-performing loans and charge-offs, which began to stabilize in 2005. In 2007, on a Korean GAAP basis, we recorded charge-offs of (Won)186 billion and provisions of (Won)103 billion in respect of our consumer loan portfolio, compared to charge-offs of (Won)74 billion and provisions of (Won)109 billion in 2006. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is also closely tied to, and is affected by developments in, the global economy. During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. These conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global credit and financial markets. We are exposed to adverse developments in the U.S. sub-prime mortgage market through our holdings of collateralized debt obligations related to U.S. mortgage loans. As of December 31, 2007, we held, through Woori Bank, approximately (Won)980 billion in face value of collateralized debt obligations, of which approximately (Won)460 billion were related to U.S. sub-prime mortgages. We recognized impairment losses of (Won)417 billion in 2007 with respect to our holdings of U.S. sub-prime mortgage-related collateralized debt obligations as well as impairment losses of (Won)89 billion with respect to other collateralized debt obligations, which in turn resulted in a decrease in net gain on investment securities and contributed to a decrease in our non-interest income in 2007 as compared to 2006. We are also exposed to adverse developments in the U.S. and global credit markets through our holdings of derivatives. As of December 31, 2007, our total exposure under credit derivatives outstanding was approximately (Won)615 billion (including (Won)146 billion of credit derivatives relating to Korean companies), principally through credit default swaps and total return swaps held by Woori Bank. We recognized losses on valuation of our credit derivatives amounting to (Won)130 billion in 2007, which in turn resulted in a decrease in our net trading revenue and contributed to a decrease in our non-interest income in 2007 as compared to 2006. Furthermore, in the first quarter of 2008, the fair value of our holdings of collateralized debt obligations and credit derivatives declined further following the downgrades of ratings of such instruments by various rating agencies. For the three months ended March 31, 2008, on a Korean GAAP basis, we recognized a decrease in the fair value of our holdings of collateralized debt obligations of approximately (Won)93 billion and losses on valuation of our credit derivatives of approximately (Won)44 billion. Continued adverse conditions in the U.S. sub-prime mortgage and U.S. and global credit markets could result in additional losses on collateralized debt obligations as well as credit derivatives held by us. See “Item 3D. Risk Factors—Other risks relating to our business—Difficult conditions in the global credit and financial markets could adversely affect our liquidity and performance.” In addition, recent increases in credit spreads, as well as limitations on the availability of credit, may affect our ability to borrow, which may adversely affect our liquidity and performance. See “Item 3D. Risk Factors—Risks relating to liquidity and capital management.”

As a result of the developments in the Korean and global economy described above, as well as factors such as high oil prices, the weakness of the economy in certain parts of the world, the war in Iraq and its aftermath and tensions with North Korea, the economic outlook for the financial services sector in Korea in 2008 and for the foreseeable future is uncertain.

New Basel Capital Accord

Beginning on January 1, 2008, the Financial Supervisory Service implemented Basel II in Korea, substantially affecting on the way risk is measured among Korean financial institutions, including us. Building upon the initial Basel Capital Accord of 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk. Basel II also institutes new measures that require our commercial banking subsidiaries to take into account individual borrower credit risk and operational risk when calculating risk-weighted assets.

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank is currently using a standardized approach but has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements and is expected to be implemented in 2009. Kyongnam Bank and Kwangju Bank have chosen to use a standardized approach. While we believe that Woori Bank’s implementation of an internal ratings-based approach for the first time in 2009 will not lead to a significant increase in its capital requirements, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in Woori Bank’s credit risk capital requirements in the future, which may require it to either improve its asset quality or raise additional capital.

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

	Dec. 31, 2003		June 30, 2004		Dec. 31, 2004		June 30, 2005		Dec. 31, 2005		June 30, 2006		Dec. 31, 2006		June 30, 2007		Dec. 31, 2007
KOSPI		810.71		785.79		895.92		1,008.16		1,379.37		1,295.15		1,434.46		1,743.60		1,897.13
(Won)/US$ exchange rates (1)	(Won)	1,192.0	(Won)	1,156.0	(Won)	1,035.1	(Won)	1,034.5	(Won)	1,010.0	(Won)	948.5	(Won)	930.0	(Won)	922.6	(Won)	935.8
Corporate bond rates (2)		5.7%		5.0%		3.9%		4.4%		5.7%		5.3%		5.4%		5.6%		6.9%
Treasury bond rates (3)		4.8%		4.2%		3.3%		4.0%		5.1%		4.9%		4.9%		5.3%		5.7%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Finance and Economy of Korea.

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

Our consolidated financial statements for the year ended December 31, 2007 included a total allowance for credit losses of (Won)1,891 billion as of that date (including allowances of (Won)156 billion with respect to credit-related commitments). Our total loan charge-offs, net of recoveries, amounted to (Won)350 billion and our provision for credit losses amounted to (Won)164 billion (which reflects a reversal of provisions for credit-related commitments of (Won)54 billion) in 2007.

Valuation of Securities and Financial Instruments

We invest in various financial instruments including debt and equity securities, derivatives and investments in venture capital activities. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value determines the instrument’s effect on our consolidated financial statements.

•

Trading assets and liabilities: Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading positions are carried at fair value and recorded on a trade date basis. Trading assets and liabilities also include derivatives and foreign exchange contracts used for trading purposes that do not qualify for hedge accounting, as well as those used for other than trading purposes, all of which we carry at fair value. We recognize changes in the fair value of any of these assets and liabilities in net trading revenue as they occur. While the majority of fair value estimates for trading assets and liabilities are made based on quoted market prices, in 2007, approximately 36.3% or (Won)5,498 billion, of the fair value of these assets and liabilities was determined using third-party broker quotations or through our discounted cash flow model. That model discounts the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment.

•

Available-for-sale debt and marketable equity securities: We classify our investments in debt and marketable equity securities as available-for-sale when we intend to hold the securities for an indeterminate period of time or when the securities may be sold from time to time to effectively manage interest rate exposure and liquidity needs. We generally designate all securities not classified as held-to-maturity securities or trading securities as available-for-sale securities. We record available-for-sale securities at fair value. For debt securities, we amortize premiums and accrete discounts using the effective interest rate method. Realized gains and losses on available-for-sale securities are determined using the specific identification method for debt securities and moving average method for equity securities. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “accumulated other comprehensive income, net of tax.” Any other-than-temporary declines in the fair value of available-for-sale securities results in the recognition of the related loss in earnings. In 2007, approximately 34.6%, or (Won)8,434 billion, of the fair value of available-for-sale debt was determined using third-party broker quotations or through our discounted cash flow model.

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

With respect to the valuation of collateralized debt obligations, we value these instruments using pricing models and discounted cash flow methodologies incorporating assumptions that, in our management’s judgment, reflect the assumptions a marketplace participant would use at such time. In the most liquid markets, readily available or observable prices are used in valuing such instruments. In less liquid markets, such as those that we have encountered since the second half of 2007, the lack of these prices necessitates the use of other available information and modeling techniques to approximate the fair value for some of these instruments. In particular, the markets for U.S. mortgage-related collateralized debt obligations remain extremely illiquid, and as a result, valuation of these exposures is complex and involves a comprehensive process including the use of quantitative modeling and management judgment. Valuation of our exposures to these instruments will also continue to be impacted by external market factors including default rates, rating agency actions, and the prices at which observable market transactions occur. To determine fair value of collateralized debt obligations where lack of observable prices is most severe, we employ waterfall, market value and option pricing approaches with the assistance of a third-party valuation firm. These approaches are based on several assumptions including interest rate curves, credit spreads, default rates and recovery rates which are derived from rating agencies and other market sources. While we believe that our methodology is reasonable, the fair value estimates are highly sensitive to changes under certain assumptions relating to market conditions. Different expected default ratios, recovery ratios and market spreads, in particular, may result in substantial changes in the estimated fair value of collateralized debt obligations.

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

We believe that the accounting estimates related to the fair market value of our various securities are a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on factors beyond our control; and (2) any significant difference between our estimated fair value of these securities on any particular date and either their estimated fair value on a different date or the actual proceeds that we receive upon sale of these securities could result in valuation losses or losses on disposal which may have a material impact on our net income. Our assumptions about the fair market value of securities we hold, and in particular whether any decline in the value of our available-for-sale or held-to-maturity securities is temporary, require significant judgment because actual valuations have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

Valuation Allowance for Deferred Tax Assets and Uncertain Tax Positions

In the normal course of business, we and our subsidiaries enter into transactions for which the tax treatment is unclear or subject to varying interpretations. We evaluate and assess the relative risks and merits of the appropriate tax treatment of transactions, filing positions and taxable income calculations after considering statutes, regulations, judicial precedent, and other information, and maintain tax accruals consistent with our evaluation of these relative risks and merits. The result of our evaluation and assessment is by its nature an estimate. We and our subsidiaries are routinely subject to audit and challenges from tax authorities. In the event we resolve a challenge for an amount different than amounts previously accrued, we will account for the difference in the period in which we resolve the matter. From January 1, 2007, with respect to accounting for uncertainty in our tax positions, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN No. 48”), which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

This interpretation uses a two-step approach, wherein a tax benefit is recognized if a tax position is more likely than not to be sustained upon examination by tax authorities, and the amount recognized is measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authorities. Differences between tax positions taken in a tax return and amounts recognized are reflected in the financial statements as adjustments of income tax expense or deferred tax assets (liabilities). In addition, interest and penalties related to tax positions are classified as a component of income tax expense. FIN No. 48 also requires enterprises to make explicit disclosures at the end of each reporting period about uncertainties in their income tax positions, including detailed carry-forwards of tax benefits taken that do not qualify for financial statement recognition.

As a result of substantial losses previously incurred by certain of our subsidiaries, including Woori Bank, we had an aggregate of (Won)1,065 billion of net operating loss carry-forwards as of December 31, 2007, which expire from 2008 to 2011. We may be able to use these net operating loss carry-forwards, as well as temporary differences in the amount of assets and liabilities recorded for tax purposes and accounting purposes, to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be realized. We recognize an expense or benefit in calculating our income tax expense when there is a net change in our total deferred tax assets and liabilities in a period.

In 2005, we reduced the valuation allowance by (Won)244 billion based on our expectations as of year-end regarding the future profitability of our credit card business and due to the realization of net operating loss carry-forwards with respect to such business and recorded income tax expenses of (Won)366 billion. In 2006, we further reduced the valuation allowance by (Won)45 billion based on our expectations as of the year-end regarding the future profitability of our subsidiaries’ businesses, including our credit card business, and the resulting belief that it would be more likely than not that the realization of our subsidiaries’ net operating loss carry-forwards would be higher over the next few years. We recorded income tax expenses of (Won)615 billion in 2006, which reflected the realization of parts of such net operating loss carry-forwards relating to such businesses of our subsidiaries. In 2007, we further reduced the valuation allowance by (Won)46 billion based on our expectations as of year-end regarding future profitability of our subsidiaries’ businesses, including our credit card business, and the resulting belief that it would be more likely than not that the realization of our subsidiaries’ net operating loss carry-forwards would be higher over the next few years. We recorded income tax expenses of (Won)837 billion in 2007, which reflected the realization of parts of such net operating loss carry-forwards relating to such businesses of our subsidiaries.

We believe that the estimates related to our recognition and measurement of uncertain tax positions and the establishment of the valuation allowance for deferred tax assets are a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on our assumptions regarding the final outcome of our uncertain tax positions and our future profitability; and (2) any significant difference between our estimates of such outcomes and future profits on any particular date and estimates of such outcomes and future profits on a different date could result in an income tax expense or benefit which may have a material impact on our net income from period to period. Our assumptions about the final outcomes of our uncertain tax positions and our future profitability require significant judgment and are inherently subjective.

Goodwill and Other Intangible Assets

Goodwill represents the excess of acquisition cost over the fair value of assets and liabilities acquired in a business combination. We allocate goodwill to the reporting unit level, which we define as an operating segment, or one level below. We do not amortize goodwill. Instead, we perform tests for impairment of goodwill annually or more frequently if events or circumstances indicate that it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value is less than the carrying amount, a second test is required to measure the amount of goodwill impairment. The second step of the goodwill impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss in an amount equal to that excess. Impairment assessments are performed using a variety of valuation methodologies, including discounted cash flow estimates. Our management estimates the future cash flows expected to be derived from the use and, if applicable, the terminal value of the assets. The key variables that our management must estimate include, among other factors, market trading volume, market share, fee income, growth rate and profitability margin. Although the assumptions used are consistent with internal planning, significant management judgment is involved in estimating these variables, which include inherent uncertainties. A discount rate is applied to the cash flow estimates considering our cost of capital rate and specific country and industry risk factors.

In connection with our past acquisitions and other transactions, we also recognized other intangible assets consisting principally of (i) exclusive contractual rights to act as the main bank for municipal governments and non-profit organizations, (ii) capitalized software costs and (iii) core deposit intangible assets reflecting the value of acquired demand deposits and savings accounts which we expect to maintain for an extended period of time because of generally stable customer relationships. See Note 15 of the notes to our consolidated financial statements. We recorded our other intangible assets at their estimated fair values. We recorded our other intangible assets at their estimated fair values. We amortize these intangible assets over their estimated useful lives. Any changes to the assumptions used in determining the fair values or the estimated useful lives of such assets could significantly affect the carrying values of these intangible assets. We periodically perform an impairment review on these intangible assets when circumstances warrant such an evaluation, and any impaired amounts are written off.

We believe that the accounting estimates related to the fair values of our acquired goodwill and our other intangible assets are a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period because they require assumptions about future cash flows, run-off rates and profitability; and (2) any significant changes in our estimates could result in impairment losses which may have a material impact on our net income. Our assumptions about estimated future cash flows, run-off rates and profitability require significant judgment and the fair values of the goodwill and other intangible assets could fluctuate in the future, based on a variety of factors.

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our interest and dividend income:

	Year ended December 31,						% Change
	2005		2006		2007		2005/2006	2006/2007
	(in billions of Won)
Interest and dividend income
Loans	(Won)	5,727	(Won)	7,560	(Won)	9,629	32.0%	27.4%
Deposits in other banks		46		49		82	7.3	66.4
Trading securities		158		216		390	36.6	80.4
Investment securities		1,214		1,473		1,996	21.4	35.5
Call loans and securities purchased under resale agreements		64		67		95	4.2	47.8

Total interest and dividend income		7,209		9,365		12,192	29.9	30.2
Interest expense
Deposits		2,501		3,504		4,925	40.1	40.6
Call money		29		71		96	143.9	35.5
Other borrowed funds		294		452		624	53.7	38.1
Secured borrowings		114		115		180	0.9	56.5
Long-term debt		789		1,323		1,831	67.7	38.4

Total interest expense		3,727		5,465		7,656	46.6	40.1

Net interest income	(Won)	3,482	(Won)	3,900	(Won)	4,536	12.0	16.3

Net interest margin (1)		2.73%		2.50%		2.28%

(1)	The ratio of net interest income to average interest-earning assets.

Comparison of 2007 to 2006

Interest and dividend income. Interest and dividend income increased 30.2% from (Won)9,365 billion in 2006 to (Won)12,192 billion in 2007, primarily as a result of a 27.4% increase in interest on loans, which was enhanced by a 35.5% increase in interest and dividends on investment securities. The average balance of our interest-earning assets increased by 27.5% from (Won)155,750 billion in 2006 to (Won)198,528 billion in 2007, which was primarily due to the growth in our loan portfolio. This increase was enhanced by a 13 basis point increase in average yields on our interest-earning assets from 6.01% in 2006 to 6.14% in 2007, principally due to the increase in the general levels of interest rates in Korea from 2006 to 2007.

The 27.4% increase in interest on loans from (Won)7,560 billion in 2006 to (Won)9,629 billion in 2007 was primarily the result of:

•

a 32.9% increase in the average volume of commercial and industrial loans from (Won)56,055 billion in 2006 to (Won)74,505 billion in 2007, which was enhanced by a 9 basis point increase in the average yields on such loans from 6.29% in 2006 to 6.38% in 2007; and

•

a 17.7% increase in average volume of general purpose household loans from (Won)46,032 billion in 2006 to (Won)54,198 billion in 2007, which was enhanced by a 60 basis point increase in the average yields on such loans from 5.94% in 2006 to 6.54% in 2007.

The increase in the average volume of commercial and industrial loans was mainly due to our continuing marketing efforts targeted towards small- and medium-sized enterprises. The increase in the average volume of general purpose household loans reflected increased lending to consumers due to higher retail loan demand. The average yields for commercial and industrial loans and general purpose household loans increased primarily as a result of the general rise in market interest rates in 2007.

Overall, the average volume of our loans increased 23.3%, from (Won)119,758 billion in 2006 to (Won)147,639 billion in 2007, while the average yields on our loans increased 21 basis points, from 6.31% in 2006 to 6.52% in 2007, reflecting the higher interest rate environment in Korea.

Our securities portfolio consists primarily of investment securities, of which a substantial majority was debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Bank of Korea, the KDIC and the Korea Development Bank). Interest and dividends on trading and investment securities increased 41.2% from (Won)1,689 billion in 2006 to (Won)2,386 billion in 2007, primarily due to a 32.0% increase in the average volume of investment securities from (Won)27,091 billion in 2006 to (Won)35,764 in 2007, which was enhanced by a 14 basis point increase in average yields on such securities from 5.44% in 2006 to 5.58% in 2007. The increase in average volume was primarily a result of an increase in the average volume of available-for-sale securities, while the increase in average yields was principally due to the general rise in market interest rates in 2007.

Interest Expense. Interest expense increased 40.1% from (Won)5,465 billion in 2006 to (Won)7,656 billion in 2007, primarily due to a 40.6% increase in interest expense on deposits, a 38.4% increase in interest expense on long-term debt and a 38.1% increase in interest expense on other borrowed funds. The average balance of our interest-bearing liabilities increased 28.0% from (Won)150,222 billion in 2006 to (Won)192,239 billion in 2007, principally due to increased deposits and long-term debt. This increase was enhanced by a 34 basis point increase in the average cost of our interest-bearing liabilities from 3.64% in 2006 to 3.98% in 2007, which reflected the general rise in market interest rates in 2007.

The 40.6% increase in interest expense on deposits from (Won)3,504 billion in 2006 to (Won)4,925 billion in 2007 was primarily the result of:

•

a 24.5% increase in the average volume of other time deposits (other than certificate of deposit accounts) from (Won)61,814 billion in 2006 to (Won)76,989 billion in 2007, which was enhanced by a 39 basis point increase in the average cost of such deposits from 4.16% in 2006 to 4.55% in 2007; and

•

a 86.4% increase in the average volume of certificate of deposit accounts from (Won)10,525 billion in 2006 to (Won)19,618 billion in 2007, which was enhanced by a 42 basis point increase in the average cost of such deposit accounts from 4.64% in 2006 to 5.06% in 2007.

Overall, the average volume of our deposits increased by 23.3% from (Won)108,083 billion in 2006 to (Won)133,280 billion in 2007, primarily due to our increased marketing efforts for deposits in order to fund our higher lending levels, while the average cost of our deposits increased by 46 basis points from 3.24% in 2006 to 3.70% in 2007, principally as a result of the higher interest rate environment in Korea.

The 38.4% increase in interest expense on long-term debt from (Won)1,323 billion in 2006 to (Won)1,831 billion in 2007 was mainly the result of a 43.9% increase in the average volume of such debt from (Won)26,979 billion in 2006 to (Won)38,817 billion in 2007, which was primarily due to our efforts to increase stable funding sources. This increase was partially offset by an 18 basis point decrease in the average cost of such debt from 4.90% in 2006 to 4.72% in 2007, due mainly to an increase in the portion of our long-term debt consisting of borrowings from government funds and municipal governments, which generally carry lower interest rates than other types of long-term debt.

The 38.1% increase in interest expense on other borrowed funds, which consist primarily of short-term borrowings from other banks, borrowings from our trust accounts, short-term debentures and borrowings from the Bank of Korea, from (Won)452 billion in 2006 to (Won)624 billion in 2007, was primarily due to a 37.0% increase in the average volume of short term borrowings (other than from the Bank of Korea) from (Won)9,582 billion in 2006 to (Won)13,124 billion in 2007, which was enhanced by a 14 basis point increase in the average cost of such short-term borrowings from 4.38% in 2006 to 4.52% in 2007, reflecting the higher interest rate environment.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 2.50% in 2006 to 2.28% in 2007, as the increase in the average volume of our interest-earning assets outpaced the increase in our net interest income. The average volume of our interest-earning assets increased 27.5% from (Won)155,750 billion in 2006 to (Won)198,528 billion in 2007, while net interest income increased 16.3% from (Won)3,900 billion in 2006 to (Won)4,536 billion in 2007. The growth in average interest-earning assets outpaced a 28.0% increase in the average balance of our interest-bearing liabilities from (Won)150,222 billion in 2006 to (Won)192,239 billion in 2007, while the increase in interest and dividend income outpaced an increase in interest expense. However, net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, decreased from 2.37% in 2006 to 2.16% in 2007. The decrease in net interest spread reflected a larger increase in the average cost of interest-bearing liabilities from 2006 to 2007 (including as a result of sharp growth in the average volume of other time deposits and certificate of deposit accounts, where the increase in average cost was also relatively large), which outpaced the increase in average yield of our interest-bearing assets (which was slowed by a relatively small increase in average yield on commercial and industrial loans, where the growth in average volume was relatively large).

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

•

a 22.7% increase in the average volume of commercial and industrial loans from (Won)45,667 billion in 2005 to (Won)56,055 billion in 2006, enhanced by a 34 basis point increase in the average yields on such loans from 5.95% in 2005 to 6.29% in 2006.

The increase in the average volume of general purpose household loans reflected increased lending to consumers due to higher loan demand and our continuing focus on the retail loan segment. The increase in the average volume of commercial and industrial loans was mainly due to our increased marketing efforts to corporate borrowers including small- and medium-sized enterprises. The average yields for commercial and industrial loans increased mainly due to the general rise in market interest rates in 2006.

Overall, the average volume of our loans increased 25.3%, from (Won)95,583 billion in 2005 to (Won)119,758 billion in 2006, while the average yields on our loans increased 32 basis points, from 5.99% in 2005 to 6.31% in 2006, reflecting the higher interest rate environment in Korea.

Interest and dividends on trading and investment securities increased 23.1% from (Won)1,372 billion in 2005 to (Won)1,689 billion in 2006, primarily due to an 11.5% increase in the average volume of investment securities from (Won)24,296 billion in 2005 to (Won)27,091 in 2006, which was enhanced by a 44 basis point increase in average yields on such securities from 5.00%, in 2005 to 5.44% in 2006. The increase in average volume was primarily a result of an increase in the average volume of available-for-sale securities, while the increase in average yields was principally due to the general rise in market interest rates in 2006.

Interest Expense. Interest expense increased 46.6% from (Won)3,727 billion in 2005 to (Won)5,465 billion in 2006, primarily due to a 40.1% increase in interest expense on deposits, a 67.7% increase in interest expense on long-term debt and a 53.7% increase in interest expense on other borrowed funds. The average balance of our interest-bearing liabilities increased 23.4% from (Won)121,754 billion in 2005 to (Won)150,222 billion in 2006, principally due to increased deposits and long-term debt. This increase was enhanced by a 58 basis point increase in the average cost of our interest-bearing liabilities from 3.06% in 2005 to 3.64% in 2006, which reflected the general rise in market interest rates in 2006.

The 40.1% increase in interest expense on deposits from (Won)2,501 billion in 2005 to (Won)3,504 billion in 2006 was primarily the result of:

•

an 18.2% increase in the average volume of other time deposits (other than certificate of deposit accounts) from (Won)52,277 billion in 2005 to (Won)61,814 billion in 2006, which was enhanced by a 53 basis point increase in the average cost of such deposits from 3.63% in 2005 to 4.16% in 2006; and

•

a 51.9% increase in the average volume of certificate of deposit accounts from (Won)6,931 billion in 2005 to (Won)10,525 billion in 2006, enhanced by a 91 basis point increase in the average cost of such deposit accounts from 3.73% in 2005 to 4.64% in 2006.

Overall, the average volume of our deposits increased by 18.7% from (Won)91,035 billion in 2005 to (Won)108,083 billion in 2006, primarily due to our increased marketing efforts for deposits in order to fund our higher lending levels, while the average cost of our deposits increased by 49 basis points from 2.75% in 2005 to 3.24% in 2006, principally due to the higher interest rate environment in Korea.

The 67.7% increase in interest expense on long-term debt from (Won)789 billion in 2005 to (Won)1,323 billion in 2006 was mainly the result of a 63.6% increase in the average volume of such debt from (Won)16,494 billion in 2005 to (Won)26,980 billion in 2006, which was primarily due to our efforts to increase stable funding sources. This was enhanced by a 12 basis point increase in the average cost of such debt from 4.78% in 2005 to 4.90% in 2006, due primarily to the higher interest rate environment.

The 53.7% increase in interest expense on other borrowed funds, which consist primarily of short-term borrowings from other banks, borrowings from our trust accounts, short-term debentures and borrowings from the Bank of Korea, from (Won)294 billion in 2005 to (Won)452 billion in 2006, was primarily due to a 146 basis point increase in the average cost of short-term borrowings (other than from the Bank of Korea) from 2.92% in 2005 to 4.38% in 2006, which reflected the higher interest rate environment.

Net interest margin. Our overall net interest margin decreased from 2.73% in 2005 to 2.50% in 2006, as the increase in the average volume of our interest-earning assets outpaced the increase in our net interest income. The average volume of our interest-earning assets increased 22.0% from (Won)127,619 billion in 2005 to (Won)150,750 billion in 2006, while net interest income increased 12.0% from (Won)3,482 billion in 2005 to (Won)3,900 billion in 2006. The growth in average interest-earning assets was substantially matched by a 23.2% increase in the average balance of our interest-bearing liabilities from (Won)121,754 billion in 2005 to (Won)150,022 billion in 2006, while the increase in interest and dividend income outpaced an increase in interest expense. However, net interest spread decreased from 2.59% in 2005 to 2.37% in 2006. The decrease in net interest spread reflected a larger increase in the average cost of interest-bearing liabilities from 2005 to 2006 (including as a result of sharp growth in the average volume of other time deposits and certificate of deposit accounts, where the increase in average cost was also relatively large), which outpaced the increase in average yield of our interest-bearing assets (which was slowed by a relatively small increase in average yield on general purpose household loans, where the growth in average volume was relatively large).

Provision for Loan Losses

We use provisions for loan losses to bring our allowance for loan losses to a level we deem appropriate. For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.”

Comparison of 2007 to 2006

Our provision for loan losses decreased from (Won)509 billion in 2006 to (Won)219 billion in 2007, primarily as a result of overall improvement in the asset quality of our corporate and consumer loan portfolios which reflected a decrease in delinquency rates.

Our loan charge-offs, net of recoveries, increased 87.2% from (Won)187 billion in 2006 to (Won)350 billion in 2007. This increase was attributable mainly to a (Won)99 billion increase in net charge-offs of allowance relating to loans sold. Our charge-offs of allowance relating to loans sold increased as we sold (Won)489 billion of mainly non-performing corporate and consumer loans during 2007, as part of our efforts to enhance the overall asset quality of our loan portfolio.

Our provisions with respect to credit-related commitments changed from a provision of (Won)107 billion in 2006 to reversal of provision of (Won)54 billion in 2007, due to our determination in 2007 that a portion of our allowances for losses on credit-related commitments were no longer needed as a result of changes in the applicable calculation methods, which were made in preparation of the implementation of Basel II.

Our other provisions remained stable at (Won)36 billion in 2006 and 2007.

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

Our other provisions increased from (Won)17 billion in 2005 to (Won)36 billion in 2006. This resulted primarily from an increase in provisions in connection with our customer loyalty programs.

Allowance for Loan Losses

We seek to maintain our allowance for loan losses at a level that we believe is sufficient to absorb estimated probable losses inherent in our loan portfolio, based on our continuing review and evaluation of that portfolio. As of December 31, 2007, our coverage ratio, which is the ratio of our total allowance to non-performing loans, was 155.0%. For a discussion of allowance for loan losses, see “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Allocation of Allowances for Loan Losses.”

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

	As of December 31,
	2005	2006	2007
Impaired corporate loans as a percentage of total corporate loans	3.45%	2.22%	1.39%
Non-performing corporate loans as a percentage of total corporate loans	1.53	1.27	0.87
Allowance for loan losses for corporate loans as a percentage of total corporate loans	1.48	1.84	1.34
Allowance for loan losses for corporate loans as a percentage of impaired corporate loans	70.52	82.80	96.00
Allowance for loan losses for corporate loans as a percentage of non-performing corporate loans	116.10	144.79	154.05
Net charge-offs as a percentage of total corporate loans	0.24	0.19	0.19

During 2007, impaired and non-performing corporate loans and the level of allowance for loan losses for corporate loans, in each case as a percentage of total corporate loans, decreased due to the growth of our corporate loan portfolio and an overall improvement in the asset quality of our corporate loans. However, the level of allowance for loan losses for corporate loans as a percentage of both impaired and non-performing corporate loans increased as a result of the proportional growth in the level of allowance due to the growth of our corporate loan portfolio, which outpaced the decline of both our impaired corporate loans and non-performing corporate loans.

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

The following table shows, for the periods indicated, certain information regarding our non-performing loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2005	2006	2007
Non-performing consumer loans as a percentage of total consumer loans (1)	0.93%	0.65%	0.40%
Allowance for loan losses for consumer loans as a percentage of total consumer loans (1)	0.85	0.75	0.63
Allowance for loan losses for consumer loans as a percentage of non-performing consumer loans (1)	90.52	115.00	156.77
Net charge-offs of consumer loans as a percentage of total consumer loans (1)	0.28	0.06	0.24

(1)	Excludes credit card balances.

During 2007, non-performing consumer loans and allowance for loan losses for consumer loans, each as a percentage of total consumer loans, decreased due to the growth of our consumer loan portfolio and an overall improvement in the asset quality of our consumer loans. However, the level of allowance for loan losses for consumer loans as a percentage of non-performing consumer loans increased as a result of the proportional growth in the level of allowance due to the growth of our consumer loan portfolio, which outpaced the decline of our non-performing consumer loans resulting from increased charge-offs of such loans.

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

The following table shows, for the periods indicated, certain information regarding our non-performing credit card balances:

	As of December 31,
	2005	2006	2007
Non-performing credit card balances as a percentage of total credit card balances	2.20%	1.38%	1.08%
Allowance for loan losses for credit card balances as a percentage of total credit card balances	3.06	2.10	1.78
Allowance for loan losses for credit card balances as a percentage of non-performing credit card balances	139.34	151.88	164.15
Net charge-offs as a percentage of total credit card balances	4.06	0.38	0.51

During 2007, non-performing credit card balances and the level of allowance for loan losses for credit card balances, in each case as a percentage of total credit card balances, decreased due to an overall improvement in the asset quality of our credit card portfolio. However, the level of allowance for loan losses for credit card balances as a percentage of non-performing credit card balances increased as a result of the proportional growth in the level of allowance due to the growth of our credit card balances, which outpaced the decline of our non-performing credit card balances.

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

Non-Interest Income

The following table sets forth for the periods indicated the components of our non-interest income:

	Year ended December 31,						% Change
	2005		2006		2007		2005/2006	2006/2007
	(in billions of Won)
Fees and commission income	(Won)	1,203	(Won)	1,397	(Won)	1,691	16.1%	21.0%
Net trading revenue		256		331		15	29.3	(95.5)
Trust fees, net		13		24		25	84.6	4.2
Net gain (loss) on investment securities		244		462		258	89.3	(44.2)
Other non-interest income		200		210		233	5.0	11.0

Total non-interest income	(Won)	1,916	(Won)	2,424	(Won)	2,222	26.5	(8.3)

Comparison of 2007 to 2006

Non-interest income decreased 8.3% from (Won)2,424 billion in 2006 to (Won)2,222 billion in 2007. This decrease was primarily attributable to:

•	a (Won)316 billion decrease in net trading revenue from (Won)331 billion in 2006 to (Won)15 billion in 2007; and

•	a (Won)204 billion decrease in net gain on investment securities from (Won)462 billion in 2006 to (Won)258 billion in 2007.

These decreases were partially offset by a (Won)294 billion increase in fees and commission income from (Won)1,397 billion in 2006 to (Won)1,691 billion in 2007.

Net trading revenue represents net realized and unrealized gains (or losses) on securities and derivatives in our trading portfolio. The 95.3% decrease in net trading revenue from 2006 to 2007 was primarily the result of net losses of (Won)227 billion on derivative instruments within our trading portfolio, including valuation losses of (Won)127 billion on credit default swaps and total return swaps due to the deterioration of U.S. and global credit markets in 2007.

Net gain on investment securities represents net realized gains (or losses) and impairment losses on securities in our investment portfolio. The 44.2% decrease in net gain on investment securities from 2006 to 2007 resulted primarily from the (Won)417 billion and (Won)89 billion of impairment losses we recognized in 2007 with respect to U.S. sub-prime mortgage-related collateralized debt obligations and other collateralized debt obligations, respectively, within our investment portfolio. The effect of this decrease was partially offset by a (Won)241 billion increase in net gain on equity securities.

Fees and commission income consists of fees on trade finance and other commercial fees, including commissions from Internet-based banking and bancassurance and commissions from credit card sales. The 21.0% increase in fees and commission income from 2006 to 2007 resulted primarily from increases in fees and commissions relating to our sales of beneficiary certificates.

Comparison of 2006 to 2005

Non-interest income increased 26.5% from (Won)1,916 billion in 2005 to (Won)2,424 billion in 2006. This increase was primarily attributable to:

•	a (Won)218 billion increase in net gain on investment securities from (Won)244 billion in 2005 to (Won)462 billion in 2006;

•	a (Won)194 billion increase in fees and commission income from (Won)1,203 billion in 2005 to (Won)1,397 billion in 2006; and

•	a (Won)75 billion increase in net trading revenue from (Won)256 billion in 2005 to (Won)331 billion in 2006.

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

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense:

	Year ended December 31,						% Change
	2005		2006		2007		2005/2006	2006/2007
	(in billions of Won)
Salaries and employee benefits	(Won)	1,009	(Won)	1,096	(Won)	1,159	8.6%	5.7%
Other administrative expenses		827		860		1,001	4.0	16.4
Fees and commissions		214		216		295	0.9	36.6
Depreciation and amortization		237		250		289	5.5	15.6
Other non-interest expenses		646		676		723	4.6	7.0

Total non-interest expense	(Won)	2,933	(Won)	3,098	(Won)	3,467	5.6	11.9

Comparison of 2007 to 2006

Non-interest expense increased 11.9% from (Won)3,098 billion in 2006 to (Won)3,467 billion in 2007. This increase was primarily due to:

•	a (Won)141 billion increase in other administrative expenses from (Won)860 billion in 2006 to (Won)1,001 billion in 2007;

•	a (Won)79 billion increase in fees and commissions from (Won)216 billion in 2006 to (Won)295 billion in 2007; and

•	a (Won)63 billion increase in salaries and employee benefits from (Won)1,096 billion in 2006 to (Won)1,159 billion in 2007.

Other administrative expenses consist mainly of rent, outside service fees and advertising expenses. The 16.4% increase in other administrative expenses was mainly due to increases in rents paid for employee housing and outside service provider fees.

Fees and commission expenses consist primarily of fees paid on remittances and collections, fees paid on credit cards and fees paid on letters of credit. The 36.6% increase in fees and commission expenses was primarily due to a (Won)84 billion increase in fees and commission expenses related to our credit card operations, as the number and charge volume of our credit cards increased.

The 5.7% increase in salaries and employee benefits resulted mainly from an increase to the total salary payments made to our officers and employees (including contractual employees).

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

Certain of our subsidiaries have significant net operating loss carry-forwards. Based on our internal estimates of our future profits, we establish a valuation allowance to the extent that it is more likely than not that such carry-forwards and other deferral tax assets will not be realized. Increases or decreases in such valuation allowance are recognized as part of our income tax expense. See Note 31 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2007 to 2006

Income tax expense increased from (Won)620 billion in 2006 to (Won)837 billion in 2007, as income before income taxes increased 20.1% from (Won)2,574 billion in 2006 to (Won)3,090 billion in 2007. The increase in income tax expense primarily resulted from the increase to our income before income taxes.

Comparison of 2006 to 2005

Income tax expense increased from (Won)366 billion in 2005 to (Won)620 billion in 2006, as income before income taxes increased 18.2% from (Won)2,178 billion in 2005 to (Won)2,574 billion in 2006. The increase in income tax expense resulted from the increase to our income before income taxes, as well as a decrease in valuation allowance for net operating loss carry-forwards, which is recorded as part of income tax expense, in 2005, which was repeated to a much lesser degree in 2006. See “—Critical Accounting Estimates—Valuation Allowance for Deferred Tax Assets.”

Net Income

Due to the factors described above, our net income in 2007 was (Won)2,242 billion, compared to net income of (Won)1,951 billion in 2006 and (Won)1,806 billion in 2005.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Net income (1) Year ended December 31,						Total operating income (2) Year ended December 31,
	2005		2006		2007		2005		2006		2007
	(in billions of Won)
Woori Bank	(Won)	1,240	(Won)	1,480	(Won)	1,654	(Won)	11,078	(Won)	14,499	(Won)	20,347
Kyongnam Bank		133		155		161		817		985		1,353
Kwangju Bank		125		91		111		674		793		987
Credit card operations		186		162		124		570		581		722
Securities brokerage services		160		233		264		1,536		2,768		3,110
Other		1,772		1,953		2,094		2,286		2,669		2,732

Total (3)	(Won)	3,616	(Won)	4,074	(Won)	4,408	(Won)	16,961	(Won)	22,295	(Won)	29,251

(1)	After deduction of income tax and minority interest allocated among each segment.
(2)	Comprises interest and dividend income, non-interest income, extraordinary gain and reversal of credit loss and other allowances.
(3)	Before eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Woori Bank

Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. The Woori Bank segment does not include the credit card operations of Woori Bank acquired as a result of its merger with Woori Credit Card in March 2004, which are reported as a separate business segment.

	Year ended December 31,						% Change
	2005		2006		2007		2005/2006	2006/2007
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	5,659	(Won)	7,524	(Won)	9,969	33.0%	32.5%
Interest expense		2,878		4,433		6,245	54.0	40.9
Provision for loan losses and credit-related commitments		391		595		589	52.2	(1.0)
Non-interest income		5,419		6,975		10,378	28.7	48.8
Non-interest expense including depreciation and amortization.		6,416		7,536		11,291	17.5	49.8
Extraordinary gain		—		—		—	—	—
Net income before tax and minority interest		1,393		1,935		2,222	38.9	14.8
Income tax expense (benefit)		152		454		567	198.7	24.9
Minority interest		1		1		1	—	0.0

Net income	(Won)	1,240	(Won)	1,480	(Won)	1,654	19.4	11.8

Net interest margin		3.0%		3.0%		2.6%

Comparison of 2007 to 2006

Our net income before tax and minority interest expense for this segment increased 14.8% from (Won)1,935 billion in 2006 to (Won)2,222 billion in 2007. Net income after tax also increased 11.8% from (Won)1,480 billion in 2006 to (Won)1,654 billion in 2007.

Interest and dividend income from our Woori Bank operations increased 32.5% from (Won)7,524 billion in 2006 to (Won)9,969 billion in 2007, primarily due to an increase in average lending volumes as well as an overall increase in average yields on interest-earning assets. The average volume of Woori Bank’s loans (excluding credit card receivables) on a non-consolidated basis increased 26.0% from (Won)102,614 billion in 2006 to (Won)129,294 billion in 2007, with the majority of this increase resulting from increases in the average volumes of loans to small- and medium-sized enterprises and general purpose household loans (including home equity loans), reflecting increased demand for these loan products as well as Woori Bank’s increased marketing efforts. The increase in average yields on interest-earning assets was attributable mainly to the general increase in market interest rates.

Interest expense increased 40.9% from (Won)4,433 billion in 2006 to (Won)6,245 billion in 2007. The increase in interest expense was primarily due to a 26.9% increase in the average volume of interest-bearing liabilities on a non-consolidated basis from (Won)121,754 billion in 2006 to (Won)154,501 billion in 2007, which was attributable mainly to an increase in the average volume of deposits (principally other time deposits and certificate of deposit accounts) due to Woori Bank’s increased marketing efforts to attract deposits in order to fund its higher lending levels, as well as an increase in the average volume of long-term debt due to Woori Bank’s efforts to increase stable funding sources. This increase was enhanced by an increase in the average cost of interest-bearing liabilities resulting from the higher interest rate environment in Korea.

Net interest income increased 20.5% from (Won)3,091 billion in 2006 to (Won)3,724 billion in 2007. The increase in net interest income primarily reflected the increase in interest on loans, which was partially offset by a decrease in net interest spread, which in turn resulted from a larger increase in the cost of interest-bearing liabilities, particularly for other time deposits and certificate of deposit accounts where the growth in average volume was relatively large, compared to the relatively smaller increase in the average yield on interest-earning assets.

Provision for loan losses and credit-related commitments decreased slightly from (Won)595 billion in 2006 to (Won)589 billion in 2007. The decrease was primarily attributable to a decrease in provisions in respect of Woori Bank’s corporate and consumer loan portfolios reflecting the improvement in their overall asset quality and increased sales of non-performing corporate and consumer loans in 2007.

Non-interest income increased 48.8% from (Won)6,975 billion in 2006 to (Won)10,378 billion in 2007, primarily due to an increase in gains on derivatives and foreign exchange.

Non-interest expense, including depreciation and amortization, increased 49.8% from (Won)7,536 billion in 2006 to (Won)11,291 billion in 2007, primarily as a result of increased losses on derivatives and foreign exchange, as well as investment securities impairment losses with respect to Woori Bank’s holdings of U.S. sub-prime mortgage-related collateralized debt obligations.

Comparison of 2006 to 2005

Our net income before tax and minority interest expense for this segment increased 38.9% from (Won)1,393 billion in 2005 to (Won)1,935 billion in 2006. Net income after tax also increased 19.4% from (Won)1,240 billion in 2005 to (Won)1,480 billion in 2006.

Interest and dividend income from our Woori Bank operations increased 33.0% from (Won)5,659 billion in 2005 to (Won)7,524 billion in 2006, primarily due to an increase in average lending volumes as well as an overall increase in average yields on interest-earning assets. The average volume of Woori Bank’s loans (excluding credit card receivables) on a non-consolidated basis increased 29.8% from (Won)79,039 billion in 2005 to (Won)102,614 billion in 2006, with the majority of this increase resulting from increases in the average volumes of loans to small- and medium-sized enterprises and general purpose household loans (including home equity loans), reflecting increased demand for these loan products as well as Woori Bank’s increased marketing efforts. The increase in average yields on interest-earning assets was attributable mainly to the general increase in market interest rates.

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

Provision for loan losses and credit-related commitments increased 52.2% from (Won)391 billion in 2005 to (Won)595 billion in 2006. The increase was primarily attributable to the increased minimum provisioning levels applicable to loans classified as normal and precautionary under Korean GAAP as required by the Financial Services Commission, as well as increased lending volumes.

Non-interest income increased 28.7% from (Won)5,419 billion in 2005 to (Won)6,975 billion in 2006, primarily due to an increase in gains on derivatives and foreign exchange as well as an increase in gains on disposal of available-for-sale securities.

Non-interest expense, including depreciation and amortization, increased 17.5% from (Won)6,416 billion in 2005 to (Won)7,536 billion in 2006, primarily as a result of increased losses on derivatives and foreign exchange.

Kyongnam Bank

Kyongnam Bank is a regional commercial bank that provides financial services in Masan and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises.

	Year ended December 31,						% Change
	2005		2006		2007		2005/2006	2006/2007
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	702	(Won)	821	(Won)	1,009	17.0%	22.9%
Interest expense		324		427		591	31.8	38.4
Provision for loan losses and credit-related commitments		61		37		38	(39.3)	2.7
Non-interest income		115		164		344	42.6	109.8
Non-interest expense including depreciation and amortization		288		314		503	9.0	60.2

Net income before tax and minority interest		144		207		221	43.8	6.8
Income tax expense		11		52		60	372.7	15.4
Minority interest		—		—		—	—	—

Net income	(Won)	133	(Won)	155	(Won)	161	16.5	3.9

Comparison of 2007 to 2006

Our net income before tax and minority interest expense for this segment increased 6.8% from (Won)207 billion in 2006 to (Won)221 billion 2007. Net income after tax also increased 3.9% from (Won)155 billion in 2006 to (Won)161 billion in 2007.

Interest and dividend income from our Kyongnam Bank operations increased 22.9% from (Won)821 billion in 2006 to (Won)1,009 billion in 2007, primarily due to an increase in average lending volumes and an overall increase in average yields on interest-earning assets. The average volume of Kyongnam Bank’s loans increased 30.6% from (Won)9,185 billion in 2006 to (Won)11,996 billion in 2007, with substantially all of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises and mortgage and home equity loans, reflecting increased demand for, and Kyongnam Bank’s continued focus on providing, these loan products. The increase in interest income resulting mainly from the increased volume of interest-earning assets was enhanced by an increase in the average yields on interest-earning assets resulting from the general increase in market interest rates.

Interest expense increased 38.4% from (Won)427 billion in 2006 to (Won)591 billion in 2007. The increase in interest expense resulted principally from an 11.2% increase in the average volume of deposits from (Won)10,287 billion in 2006 to (Won)11,441 billion in 2007, primarily as a result of increased overall demand for bank deposit products (principally other time deposits and certificate of deposit accounts) in Korea. This increase was enhanced by an increase in long-term debt as well as an increase in the average cost of interest-bearing liabilities due to the higher interest rate environment.

Provision for loan losses and credit-related commitments increased slightly from (Won)37 billion in 2006 to (Won)38 billion in 2007, primarily due to overall growth in Kyongnam Bank’s loan portfolio.

Non-interest income increased 109.8% from (Won)164 billion in 2006 to (Won)344 billion in 2007, primarily due to an increase in gains on derivatives and foreign exchange.

Non-interest expense, including depreciation and amortization, increased 60.2% from (Won)314 billion in 2006 to (Won)503 billion in 2007, primarily due to increases in losses on derivatives and foreign exchange.

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

Non-interest income increased 42.6% from (Won)115 billion in 2005 to (Won)164 billion in 2006, primarily due to an increase in gains on derivatives and foreign exchange.

Non-interest expense, including depreciation and amortization, increased 9.0% from (Won)288 billion in 2005 to (Won)314 billion in 2006, primarily due to increases in losses on derivatives and foreign exchange.

Kwangju Bank

Kwangju Bank is a regional bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers.

	Year ended December 31,						% Change
	2005		2006		2007		2005/2006	2006/2007
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	589	(Won)	704	(Won)	868	19.5%	23.3%
Interest expense		296		392		532	32.4	35.7
Provision for loan losses and credit-related commitments		73		49		50	(32.9)	2.0
Non-interest income		85		89		119	4.7	33.7
Non-interest expense including depreciation and amortization		207		228		254	10.1	11.4

Net income before tax and minority interest		98		124		151	26.5	21.8
Income tax expense (benefit) (1)		(27)		33		40	N/M	21.2
Minority interest		—		—		—	—	—

Net income	(Won)	125	(Won)	91	(Won)	111	(27.2)	22.0

(1)	N/M = not meaningful

Comparison of 2007 to 2006

Our net income before tax and minority interest expense for this segment increased 21.8% from (Won)124 billion in 2006 to (Won)151 in 2007. Net income after tax also increased 22.0% from (Won)91 billion in 2006 to (Won)111 in 2007.

Interest and dividend income from our Kwangju Bank operations increased 23.3% from (Won)704 billion in 2006 to (Won)868 billion in 2007, primarily due to an increase in average lending volumes. The average volume of Kwangju Bank’s loans increased 18.6% from (Won)7,769 billion in 2006 to (Won)9,215 billion in 2007, with the majority of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises, reflecting increased demand for these loan products. The increase in interest income resulting mainly from the increased volume of interest-earning assets was enhanced by an increase in average yields on interest-earning assets resulting from the general increase in market interest rates.

Interest expense increased 35.7% from (Won)392 billion in 2006 to (Won)532 billion in 2007. The increase in interest expense resulted principally from a 16.0% increase in the average volume of deposits from (Won)8,905 billion in 2006 to (Won)10,329 billion in 2007, primarily as a result of Kwangju Bank’s increased marketing efforts with respect to bank deposit products (principally other time deposits and certificate of deposit accounts). This increase was enhanced by an increase in the average cost of interest-bearing liabilities due to the higher interest rate environment.

Provision for loan losses and credit-related commitments increased slightly from (Won)49 billion in 2006 to (Won)50 billion in 2007, primarily due to overall growth in Kwangju Bank’s loan portfolio.

Non-interest income increased 33.7% from (Won)89 billion in 2006 to (Won)119 billion in 2007. This increase was due primarily to increases in fees and commissions relating to sales of investment fund and bancassurance products as well as fees from Kwangju Bank’s investment banking activities.

Non-interest expense, including depreciation and amortization, increased 11.4% from (Won)228 billion in 2006 to (Won)254 billion in 2007. This increase was due primarily to increases in losses on derivatives as well as selling, general and administrative expenses.

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

Interest expense increased 32.4% from (Won)296 billion in 2005 to (Won)392 billion in 2006. The increase in interest expense resulted principally from an 18.8% increase in the average volume of deposits from (Won)7,495 billion in 2005 to (Won)8,905 billion in 2006, primarily as a result of Kwangju Bank’s increased marketing efforts with respect to bank deposit products (principally other time deposits and certificate of deposit accounts). This increase was enhanced by an increase in the average cost of interest-bearing liabilities due to the higher interest rate environment.

Provision for loan losses and credit-related commitments decreased 32.9% from (Won)73 billion in 2005 to (Won)49 billion in 2006, primarily due to an improvement in the asset quality of Kwangju Bank’s existing consumer and small- and medium-sized enterprise loan portfolios, which was partially offset by an increase in lending volume.

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

Credit Card Operations

Our credit card operations segment comprises the former operations of Woori Credit Card, which were transferred to Woori Bank as a result of the merger of Woori Credit Card into Woori Bank in March 2004. Woori Bank provides a variety of credit card-related services and card loans. This segment does not include the significantly smaller credit card operations of Kyongnam Bank and Kwangju Bank. See “Item 4B. Business Overview—Credit Cards.”

	Year ended December 31,						% Change
	2005		2006		2007		2005/2006	2006/2007
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	515	(Won)	560	(Won)	693	8.7%	23.8%
Interest expense		38		48		95	26.3	97.9
Provision for loan losses and credit-related commitments		14		85		79	507.1	(7.1)
Non-interest income		55		21		29	(61.8)	38.1
Non-interest expense including depreciation and amortization		262		225		377	(14.1)	67.6

Net income before tax and minority interest		256		223		171	(12.9)	(23.3)
Income tax expense (1)		70		61		47	(12.9)	(23.0)
Minority interest		—		—		—	—	—

Net income	(Won)	186	(Won)	162	(Won)	124	(12.9)	(23.5)

(1)	Portion of Woori Bank’s income tax allocated to this segment based on income before tax.

Comparison of 2007 to 2006

Our net income before tax and minority interest expense for this segment decreased 23.3% from (Won)223 billion in 2006 to (Won)171 billion in 2007. Net income after tax also decreased 23.5% from (Won)162 billion in 2006 to (Won)124 billion in 2007.

Interest and dividend income for this segment increased 23.8% from (Won)560 billion in 2006 to (Won)693 billion in 2007. This increase was attributable primarily to growth in the average volume of outstanding credit card balances due to increases in both the number of new cardholders and purchases made by our cardholders.

Interest expense increased 97.9% from (Won)48 billion in 2006 to (Won)95 billion in 2007 principally due to an increase in our internal funding rate applicable to inter-segment allocation of funds to our credit card segment. This increase was attributable primarily to the general increase in market interest rates in 2007.

Provision for loan losses and credit-related commitments decreased 7.1% from (Won)85 billion in 2006 to (Won)79 billion in 2007, reflecting the non-recurrence of additional provisioning we were required to undertake in 2006 to meet the Financial Services Commission’s new minimum required provisioning levels under Korean GAAP, as well as overall improvement in the asset quality of our credit card loans and credit-related commitments. In 2007, our credit card operations charged off credit card balances amounting to (Won)78 billion, as compared to (Won)80 billion in 2006.

Non-interest income increased 38.1% from (Won)21 billion in 2006 to (Won)29 billion in 2007. This increase resulted principally from increases in annual membership fees reflecting an increase in the number of new cardholders.

Non-interest expense, which includes depreciation and amortization, increased 67.6% from (Won)225 billion in 2006 to (Won)377 billion in 2007. This increase was primarily due to increases in marketing costs and salaries and commissions paid in connection with our credit card operations.

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

Provision for loan losses and credit-related commitments increased 507.1% from (Won)14 billion in 2005 to (Won)85 billion in 2006, primarily due to the increased minimum provisioning levels applicable to credit card balances classified as normal and precautionary under Korean GAAP as required by the Financial Services Commission. In 2006, our credit card operations charged off credit card balances amounting to (Won)80 billion, as compared to (Won)168 billion in 2005.

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

	Year ended December 31,						% Change
	2005		2006		2007		2005/2006	2006/2007
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	210	(Won)	354	(Won)	549	68.6%	55.1%
Interest expense		93		195		342	109.7	75.4
Provision for loan losses and credit-related commitments (reversal of provision) (1)		28		(7)		0	N/M	(100.0)
Non-interest income		1,326		2,414		2,561	82.1	6.1
Non-interest expense including depreciation and amortization		1,176		2,250		2,389	91.3	6.2

Net income before tax and minority interest		239		330		379	38.1	14.8
Income tax expense		72		97		115	34.7	18.6
Minority interest (1)		7		—		—	(100.0)	N/M

Net income (loss) (1)	(Won)	160	(Won)	233	(Won)	264	45.6	13.3

(1)	N/M = not meaningful.

Comparison of 2007 to 2006

Our net income before tax and minority interest expense for this segment increased 14.8% from (Won)330 billion in 2006 to (Won)379 billion in 2007. Net income after tax also increased 13.3% from (Won)233 billion in 2006 to (Won)264 billion in 2007.

Interest and dividend income for this segment increased 55.1% from (Won)354 billion in 2006 to (Won)549 billion in 2007, primarily as a result of increases in interest and dividend payments due to continued growth in the average volume of securities held by Woori Investment & Securities, particularly government-related debt securities.

Interest expense increased 75.4% from (Won)195 billion in 2006 to (Won)342 billion in 2007, primarily as a result of interest expenses relating to our increased sales of securities subject to repurchase agreements and increased issuances of notes payable.

Provision for loan losses and credit-related commitments changed from a reversal of provision of (Won)7 billion in 2006 to a provision of less than (Won)1 billion in 2007, primarily as a result of an increase in the average volume of Woori Investment & Securities’ margin loans.

Non-interest income, which includes commission income from our brokerage operations, increased 6.1% from (Won)2,414 billion in 2006 to (Won)2,561 billion in 2007, primarily as a result of an increase in fees and commissions due to an increase in the volume of brokerage activities.

Non-interest expense, which includes depreciation and amortization, increased 6.2% from (Won)2,250 billion in 2006 to (Won)2,389 billion in 2007, primarily as a result of an increase in fees paid to the Korea Exchange and the Korea Securities Dealers Association reflecting the increased volume of brokerage activities.

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

Other Operations

Other operations include the operations of Woori Finance Holdings and all of our subsidiaries that were consolidated under Korean GAAP at December 31, 2007 except Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities, including principally Woori Finance Information System, Woori F&I, Woori Credit Suisse Asset Management (which was created as a result of the merger of our subsidiary, Woori Investment Trust Management, into LGITM in March 2005), Woori Financial (in which we acquired a 51.4% interest, on a U.S. GAAP basis, in September 2007), one special purpose company and a number of other smaller subsidiaries, none of which constituted a separate reportable segment.

	Year ended December 31,						% Change
	2005		2006		2007		2005/2006	2006/2007
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	37	(Won)	55	(Won)	91	48.6%	65.5%
Interest expense		144		122		155	(15.3)	27.0
Provision for loan losses and credit-related commitments (reversal of provision)		(1)		(1)		4	—	500.0
Non-interest income		2,249		2,614		2,641	16.2	1.0
Non-interest expense including depreciation and amortization		342		576		457	68.4	(20.7)

Net income before tax and minority interest		1,801		1,972		2,116	9.5	7.3
Income tax expense		27		18		21	(33.3)	16.7
Minority interest		2		1		1	(50.0)	—

Net income	(Won)	1,772	(Won)	1,953	(Won)	2,094	10.2	7.2

Comparison of 2007 to 2006

Our net income before tax and minority interest expense for this segment increased 7.3% from (Won)1,972 billion in 2006 to (Won)2,116 billion in 2007. Net income after tax also increased 7.2% from (Won)1,953 billion in 2006 to (Won)2,094 billion in 2007.

Interest and dividend income increased 65.5% from (Won)55 billion in 2006 to (Won)91 billion in 2007. This increase was primarily due to interest and dividend income payments received by Woori Financial that were allocated to this segment following our acquisition of Woori Financial in September 2007.

Interest expense increased 27.0% from (Won)122 billion in 2006 to (Won)155 billion in 2007. This increase was primarily due to interest expenses of Woori Financial that were allocated to this segment following our acquisition of Woori Financial.

Provision for loan losses and credit-related commitments increased from a reversal of provision of (Won)1 billion in 2006 to a provision of (Won)4 billion in 2007. This increase was primarily as a result of additional provisioning relating to the loan portfolio of Woori Financial following our acquisition of such company.

Non-interest income increased slightly from (Won)2,614 billion in 2006 to (Won)2,641 billion in 2007. This increase was attributable primarily to gains recorded by Woori Finance Holdings in 2007 on valuation of investments in affiliates accounted for under the equity method, principally Woori Bank, due to increases in net income recorded by our subsidiaries.

Non-interest expense, including depreciation and amortization, decreased 20.7% from (Won)576 billion in 2006 to (Won)457 billion in 2007 primarily due to a decrease in administrative expenses.

Comparison of 2006 to 2005

Our net income before tax and minority interest expense for this segment increased 9.5% from (Won)1,801 billion in 2005 to (Won)1,972 billion in 2006. Net income after tax also increased 10.2% from (Won)1,772 billion in 2005 to (Won)1,953 billion in 2006.

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

Item 5B. Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						% Change
	2005		2006		2007		2005/2006	2006/2007
	(in billions of Won)
Cash and cash equivalents	(Won)	8,280	(Won)	7,935	(Won)	11,553	(4.2)%	45.6%
Restricted cash		376		243		131	(35.4)	(46.1)
Interest-bearing deposits in other banks		1,553		1,582		2,128	1.9	34.5
Call loans and securities purchased under resale agreements		1,426		940		1,695	(34.1)	80.3
Trading securities		4,889		7,576		12,173	55.0	60.7
Available-for-sale securities		18,288		28,174		27,235	54.1	(3.3)
Held-to-maturity securities		9,638		8,614		8,216	(10.6)	(4.6)
Other investment assets		1,397		1,568		2,051	12.2	30.8
Loans:
Domestic:
Commercial:
Commercial and industrial		47,232		58,766		76,050	24.2	29.6
Lease financing		75		35		272	(53.3)	680.0
Trade financing		7,172		8,027		8,754	11.9	9.1
Other commercial (1)		4,727		5,263		6,496	11.3	23.4

Total commercial		59,206		72,091		91,572	21.6	27.2
Consumer:
General purpose household (2)		34,906		51,637		56,176	47.9	8.8
Mortgage		5,458		4,068		3,248	(25.5)	(20.2)
Credit cards		2,092		2,405		3,325	15.0	38.2

Total consumer		42,456		58,110		62,749	36.9	8.0

Total domestic		101,662		130,201		154,321	28.0	18.6
Foreign:
Commercial:
Commercial and industrial		2,316		3,341		5,327	51.6	51.7
Trade financing		76		112		138	47.4	23.2

Total commercial		2,392		3,453		5,465	51.5	50.8
Consumer:		76		86		99	(98.7)	9,800.0

Total foreign		2,468		3,539		5,564	46.8	53.5
Deferred origination costs		31		48		(3)	54.8	(106.3)
Less: unearned income		(7)		(5)		(17)	(28.6)	240.0
Less: allowance for loan losses		(1,525)		(1,855)		(1,735)	21.6	(6.5)
Total loans, net		102,630		131,928		158,130	28.5	19.9
Due from customers on acceptances		355		267		249	(24.8)	(6.7)
Premises and equipment, net		2,060		2,149		2,399	4.3	11.6
Accrued interest and dividends receivable		703		865		950	23.0	9.8
Assets held for sale		49		81		132	65.3	63.0
Goodwill		48		38		232	(20.8)	510.5
Other assets		3,223		3,121		3,601	(3.2)	15.4

Total assets	(Won)	154,915	(Won)	195,081	(Won)	230,875	25.9	18.3

(1)	Other commercial loans include bills bought in foreign currency and overdrafts.
(2)	Includes home equity loans.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2007 to 2006

Our total assets increased 18.3% from (Won)195,081 billion as of December 31, 2006 to (Won)230,875 billion as of December 31, 2007 principally due to an 18.5% increase in domestic commercial loans and consumer credits from (Won)130,201 billion as of December 31, 2006 to (Won)154,321 billion as of December 31, 2007 and a 60.7% increase in trading securities from (Won)7,576 billion as of December 31, 2006 to (Won)12,173 billion as of December 31, 2007. The increase in domestic commercial loans and consumer credits was largely due to a 29.4% increase in domestic commercial and industrial loans, from (Won)58,766 billion as of December 31, 2006 to (Won)76,050 billion as of December 31, 2007 and an 8.8% increase in general purpose household loans, including home equity loans, from (Won)51,637 billion as of December 31, 2006 to (Won)56,176 billion as of December 31, 2007.

Comparison of 2006 to 2005

Our total assets increased 25.9% from (Won)154,915 billion as of December 31, 2005 to (Won)195,081 billion as of December 31, 2006 principally due to a 28.1% increase in domestic commercial loans and consumer credits from (Won)101,662 billion as of December 31, 2005 to (Won)130,201 billion as of December 31, 2006 and a 54.1% increase in available-for-sale securities from (Won)18,288 billion as of December 31, 2005 to (Won)28,174 billion as of December 31, 2006. The increase in domestic commercial loans and consumer credits was largely due to a 47.9% increase in general purpose household loans, including home equity loans, from (Won)34,906 billion as of December 31, 2005 to (Won)51,637 billion as of December 31, 2006 and a 24.4% increase in commercial and industrial loans from (Won)47,232 billion as of December 31, 2005 to (Won)58,766 billion as of December 31, 2006, partially offset by a 25.5% decrease in mortgage loans, from (Won)5,458 billion as of December 31, 2005 to (Won)4,068 billion as of December 31, 2006.

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities, as well as our stockholders’ equity:

	As of December 31,						% Change
	2005		2006		2007		2005/2006	2006/2007
	(in billions of Won)
Deposits
Interest-bearing	(Won)	99,609	(Won)	121,688	(Won)	140,359	22.2%	15.3%
Non-interest-bearing		4,538		4,851		4,668	6.9	(3.8)
Call money		326		2,270		3,008	596.3	32.5
Trading liabilities		1,339		1,701		2,981	27.0	75.2
Acceptances outstanding		355		267		249	(24.8)	(6.7)
Other borrowed funds		9,909		12,025		13,932	21.4	15.9
Secured borrowings		2,557		2,629		3,486	2.8	32.6
Long-term debt		21,850		32,298		41,336	47.8	28.0
Accrued interest payable		1,721		2,340		2,892	36.0	23.6
Other liabilities		4,379		4,531		5,494	3.5	21.3

Total liabilities		146,583		184,600		218,405	25.9	18.3
Minority interest		11		55		356	400.0	547.3
Stockholders’ equity		8,321		10,426		12,114	25.3	16.2

Total liabilities, minority interest and stockholders’ equity	(Won)	154,915	(Won)	195,081	(Won)	230,875	25.9	18.3

For further information on our liabilities, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2007 to 2006

Our total liabilities increased 18.3% from (Won)184,600 billion as of December 31, 2006 to (Won)218,405 billion as of December 31, 2007. The increase was primarily due to increases in interest-bearing deposits and long-term debt. Our interest-bearing deposits increased 15.3% from (Won)121,688 billion as of December 31, 2006 to (Won)140,359 billion as of December 31, 2007, primarily due to increases in other time deposits and certificate of deposit accounts. Our long-term debt increased 28.0% from (Won)32,298 billion as of December 31, 2006 to (Won)41,336 billion as of December 31, 2007, primarily due to increases in debentures.

Our stockholders’ equity increased by 16.2% from (Won)10,426 billion as of December 31, 2006 to (Won)12,114 billion as of December 31, 2007. This increase resulted principally from an increase in our retained earnings, which was attributable to the net income we generated in 2007.

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

Realized and Unrealized Losses on Investment Securities

Gross Realized Losses

In 2007, we recognized other-than-temporary impairment losses on equity securities and debt securities of (Won)37 billion and (Won)621 billion, respectively. Most of these losses resulted primarily from impairment losses of (Won)417 billion that we recognized in 2007 with respect to Woori Bank’s holdings of U.S. sub-prime mortgage-related collateralized debt obligations as a result of adverse developments in the U.S. sub-prime mortgage market and the subsequent difficult conditions and volatility in the United States and worldwide credit markets. See “Item 3D. Risk Factors—Other risks relating to our business—Difficult conditions in the global credit and financial markets could adversely affect our liquidity and performance.” In 2007, we also recognized impairment losses of (Won)89 billion with respect to Woori Bank’s holdings of non-mortgage collateralized debt obligations, including trust preferred securities and collateralized loan obligations. Additional other-than-temporary impairment losses also resulted from an increase in the benchmark interest rate with respect to debt securities in 2007 compared to 2006.

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

To the extent factors contributing to the impairment losses recognized in 2007 affected other investments, we reviewed those investments for other-than-temporary impairment and recorded losses if appropriate.

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

With respect to securities we sold at a loss in 2007, the amount of the loss recorded at the sales date was less than (Won)1 billion. These losses related primarily to the disposal of fixed maturity securities of issuers whose deteriorating credit fundamentals, coupled with the continued weakness in general economic conditions in Korea, led to rating downgrades of their securities and increasing uncertainty regarding the future value of their securities.

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

Gross Unrealized Losses

As of December 31, 2007, the amount of gross unrealized losses on available-for-sale securities included in accumulated other comprehensive income in stockholders’ equity was (Won)214 billion. As of that date, we had no gross unrealized losses on held-to-maturity securities. For a breakdown of these gross unrealized losses by type of security, see “Item 4B. Business Overview—Capital Markets Activities—Securities Investment and Trading.”

Substantially all of the fixed maturity securities in our portfolio are rated by external Korean or international rating agencies. Fixed maturity securities are considered investment grade if they are rated BBB-/Baa3 or better. For fixed maturity securities in an unrealized loss position at December 31, 2007, 31.7% (based on fair value) were investment grade, none were below investment grade and 68.4% were not rated. At December 31, 2007, unrealized losses from fixed maturity securities that were below investment grade or not rated represented approximately 48.1% of gross unrealized losses on such securities. We had no material unrealized losses on individual fixed maturity securities or equity securities at December 31, 2007.

As of December 31, 2007, the amount of gross unrealized losses for fixed maturity securities and equity securities (including beneficiary certificates) continuously in an unrealized loss position for the time periods indicated were as follows:

	Fixed Maturities		Equity Securities		Total
	(in billions of Won)
Less than one year	(Won)	233	(Won)	18	(Won)	251
More than one year		64		—		64

Total gross unrealized losses	(Won)	297	(Won)	18	(Won)	315

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to (Won)104,147 billion as of December 31, 2005, (Won)126,539 billion as of December 31, 2006 and (Won)145,027 billion as of December 31, 2007, which represented approximately 75.0%, 72.0% and 70.1% of our total funding, respectively. We have been able to use increases in customer deposits in recent years to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding.

We also obtain funding through long-term debt, secured borrowings and other borrowed funds to meet our liquidity needs. Long-term debt represented 15.7%, 18.4% and 20.0% of our total funding as of December 31, 2005, 2006 and 2007, respectively. Secured borrowings represented 1.8%, 1.5% and 1.7%, of our total funding as of December 31, 2005, 2006 and 2007, respectively. Other borrowed funds, which are borrowings with original maturities of less than one year, represented 7.1%, 6.8% and 6.7% of our total funding as of December 31, 2005, 2006 and 2007, respectively. For further information on our sources of funding, see “Item 4B. Business Overview—Assets and Liabilities—Funding.”

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

The Financial Services Commission requires each Korean bank to maintain specific Won and foreign currency liquidity ratios. These ratios require each of our banking subsidiaries to keep its ratio of liquid assets to liquid liabilities above certain minimum levels. For a description of these requirements, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations. We received aggregate dividends from our subsidiaries of (Won)78 billion for 2005, (Won)830 billion for 2006 and (Won)617 billion for 2007. See “Item 3D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2007:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Contractual obligations
Long-term debt obligations	(Won)	41,312	(Won)	10,952	(Won)	18,598	(Won)	5,729	(Won)	6,033
Deposits (1)		99,965		93,605		4,484		241		1,635
Capital (finance) lease obligations		54		20		29		5		—
Operating lease obligations		293		104		102		65		22
Purchase obligations		284		114		72		66		32
Secured borrowings		3,488		3,144		340		4		—
Employee severance plan obligations		304		—		3		18		283

Total	(Won)	145,700	(Won)	107,939	(Won)	23,628	(Won)	6,128	(Won)	8,005

(1)	Comprising certificate of deposits, other time deposits and mutual installment deposits.

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

The following table sets forth our off-balance sheet commitments as of the dates indicated:

	As of December 31,
	2005		2006		2007
	(in billions of Won)
Guarantees	(Won)	1,793	(Won)	4,011	(Won)	9,631
Commercial letters of credit		2,666		3,153		4,287
Credit derivatives		61		246		615
Unused lines of credit:
Commercial		40,082		50,550		44,664
Credit cards (1)		14,223		15,733		18,377
Consumer		4,925		6,029		6,354
Commitments to extend credit:
Original term to maturity of less than one year		—		—		—
Original term to maturity of more than one year		1,749		4,278		4,402
Retained interests in special purpose entities		182		136		142
Credit facilities to special purpose entities (2)		2,298		4,215		5,498
Investments in special purpose entities (2)		1,559		3,470		4,190
Investments in variable interest entities		384		297		984

(1)	Relates to the unused credit card limits that may be cancelled by us at any time.
(2)	Structured by third parties.

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as “other liabilities” in our balance sheet. As of December 31, 2007, we had established allowances for possible losses of (Won)156 billion with respect to our credit-related commitments.

Capital Adequacy

Our subsidiaries Woori Bank, Kyongnam Bank and Kwangju Bank are subject to the capital adequacy requirements of the Financial Services Commission. The requirements applicable prior to 2008 were formulated based on, and were consistent in all material respects with, the capital adequacy accord reached by the Basel Committee of Banking Supervision, Bank for International Settlements in 1988. The requirements applicable commencing in 2008 were formulated based on, and are consistent in all material respects with, the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework,” also known as Basel II, first published by the Basel Committee of Banking Supervision, Bank for International Settlements in 2004. These subsidiaries are required to maintain a minimum ratio of total capital (Tier I and Tier II capital, less any capital deductions) to risk-weighted assets, as determined by a specified formula, of 8.0%. The computation is based on their consolidated financial statements prepared in accordance with Korean GAAP. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy and Allowances.”

Tier I capital is core capital, which consists of paid-in capital, capital surplus, retained earnings, minority interests in consolidated subsidiaries and unpaid share dividends minus deductions. Tier II capital is supplemental capital, which includes allowances for certain loan losses up to 1.25% of total risk-weighted assets, subordinated debts with an initial maturity of at least five years and revaluation surplus. Risk-weighted assets consist of on-balance sheet risk-weighted assets and off-balance sheet risk-weighted assets multiplied by the applicable credit translation rate provided by the Financial Services Commission’s guidelines.

The following tables set forth a summary of the capital and capital adequacy ratios of Woori Bank, our principal banking subsidiary, and the capital adequacy ratios of Kyongnam Bank and Kwangju Bank, as of December 31, 2005, 2006 and 2007 based on applicable Korean GAAP and regulatory reporting standards:

	As of December 31,
	2005		2006		2007
	(in billions of Won)
Woori Bank
Tier I capital
Paid-in capital	(Won)	3,180	(Won)	3,180	(Won)	3,180
Capital reserves		465		466		465
Retained earnings		3,979		5,196		6,775
Minority interests in consolidated subsidiaries		3		3		4
Consolidated adjustment credit/debit		—		—		—
Others		(374)		(228)		647

Total Tier I capital		7,253		8,617		11,071
Tier II capital
Revaluation reserves		—		—		—
Allowance for loan losses (1)		943		1,511		1,774
Subordinated debt (2)		1,660		3,040		3,067
Valuation gain on investment securities		675		904		752
Others		—		—		—
Investment in non-consolidated equity investees (3)		(83)		(59)		(69)

Total Tier II capital		3,195		5,396		5,524

Total core and supplementary capital	(Won)	10,448	(Won)	14,013	(Won)	16,595
Risk-weighted assets
On-balance sheet	(Won)	86,224	(Won)	113,484	(Won)	132,480
Off-balance sheet		3,485		7,360		9,316

Total	(Won)	89,709	(Won)	120,844	(Won)	141,796
Tier I capital ratio		8.09%		7.13%		7.81%
Tier II capital ratio		3.56		4.47		3.90
Capital adequacy ratio		11.65		11.60		11.70

(1)

Allowances for loan losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent such allowances represent up to 1.25% of risk-weighted assets.

(2)	Subordinated debt representing up to 50% of Tier I capital is used in the calculation of Tier II capital.
(3)

Equity method investees engaged in banking and financial activities of which Woori Bank owns more than 15% are deducted from Tier II capital pursuant to the guidelines of the Financial Services Commission.

As of December 31, 2005
	Kyongnam Bank	Kwangju Bank
Tier I capital ratio	7.83%	7.34%
Tier II capital ratio	2.81	4.26
Capital adequacy ratio	10.59	11.60

As of December 31, 2006
	Kyongnam Bank	Kwangju Bank
Tier I capital ratio	7.49%	7.04%
Tier II capital ratio	3.81	4.40
Capital adequacy ratio	11.26	11.44

As of December 31, 2007
	Kyongnam Bank	Kwangju Bank
Tier I capital ratio	7.35%	6.64%
Tier II capital ratio	3.49	3.85
Capital adequacy ratio	10.80	10.49

Beginning on January 1, 2008, the Financial Supervisory Service implemented Basel II in Korea. Basel II, which builds upon the initial Basel Capital Accord of 1988, focuses its attention on risk assessment and credit risk in particular. Basel II institutes new measures that require our commercial banking subsidiaries to:

•	take into account individual borrower credit when calculating their risk-weighted assets, unlike in the past; and

•	quantify their operational risk to include explicit capital requirements in their financial statements.

In addition, under Basel II, banks are permitted to follow either a standardized approach, or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank is currently using a standardized approach but has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements and is expected to be implemented in 2009. Kyongnam Bank and Kwangju Bank have chosen to use a standardized approach. While we believe that Woori Bank’s implementation of an internal ratings-based approach for the first time in 2009 will not lead to a significant increase in its capital requirements, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in Woori Bank’s credit risk capital requirements in the future, which may require it to either improve its asset quality or raise additional capital.

Beginning on January 1, 2007, under the new capital adequacy requirements of the Financial Services Commission applicable from such date, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8.0%. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with Financial Services Commission requirements that have been formulated based on Bank of International Settlements standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of Tier I capital, Tier II capital and Tier III capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies). “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2007, based on applicable Korean GAAP and regulatory reporting standards:

	As of December 31, 2007
	(in billions of Won)
Risk-weighted assets	(Won)	174,368
Equity capital		20,103
Consolidated capital adequacy ratio		11.53%

Recent Accounting Pronouncements

Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements,” which enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of SFAS No. 157, guidance for applying fair value was incorporated in several accounting pronouncements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure on the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. SFAS No. 157 is effective for our fiscal year beginning January 1, 2008, and requires that the cumulative effect of the adoption of SFAS No. 157 be reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. Our management is currently evaluating the impact of the adoption of SFAS No.157 on our consolidated financial condition, results of operations and cash flows.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing companies to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, companies that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 also establishes presentation and disclosure requirements to help financial statement users understand the effect of the company’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. SFAS No. 159 is effective for our fiscal year beginning January 1, 2008, and requires that the cumulative effect of the adoption of SFAS No. 159 be reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. Our management is currently evaluating the impact of the adoption of SFAS No. 159 on our consolidated financial condition, results of operations and cash flows.

FASB Staff Position (“FSP”) FASB Interpretation (“FIN”) 39-1, “Amendment of FASB Interpretation No. 39—Offsetting of Amounts Related to Certain Contracts”

In April 2007, the FASB issued FSP FIN 39-1, “Amendment of FASB Interpretation No. 39.” FSP FIN 39-1 amends certain provisions of FIN 39, “Offsetting of Amounts Related to Certain Contracts,” and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. Our management is currently evaluating the impact and timing of adoption of FSP FIN 39-1, but does not expect that it will have a significant impact on our consolidated financial condition and results of operations.

Emerging Issues Task Force (“EITF”) Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards”

In June 2007, the FASB ratified the EITF consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” Effective January 1, 2008, EITF Issue No. 06-11 requires on a prospective basis that the tax benefit related to dividend equivalents paid on restricted stock and restricted stock units which are expected to vest be recorded as an increase to additional paid-in capital. Our management is currently evaluating the impact of adopting EITF Issue No. 06-11 on our consolidated financial condition, results of operations and cash flows.

Statement of Position (“SOP”) 07-1, “Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” and FSP FIN 46R-7, “Application of FIN 46R to Investment Companies”

In July 2007, the American Institute of Certified Public Accountants (the “AICPA”) issued SOP 07-1, “Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies,” which was expected to be effective for fiscal years beginning on or after December 15, 2007. SOP 07-1 sets forth more stringent criteria for qualifying as an investment company than does the predecessor audit guidance. In addition, SOP 07-1 establishes new criteria for a parent company or equity method investor to retain investment company accounting in their consolidated financial statements. Investment companies record all their investments at fair value with changes in value reflected in earnings. In May 2007, the FASB issued FSP FIN 46R-7, “Application of FIN 46R to Investment Companies,” which amends FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities (“FIN 46R”) to make permanent the temporary deferral of the application of FIN 46R to entities within the scope of the revised audit guidance under SOP 07-1. FSP FIN 46R-7 is effective upon adoption of SOP 07-1. In February 2008, the FASB issued FSP SOP 07-1-1, “Effective Date of AICPA Statement of Position 07-1,” which delays indefinitely the effective date of SOP 07-1. The delay is intended to allow the FASB staff time to consider a number of significant issues relating to the implementation of SOP 07-1. As a result, the FASB also determined that early adoption of SOP 07-1 would be prohibited.

Staff Accounting Bulletin (“SAB”) No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings”

In November 2007, the Securities and Exchange Commission issued SAB No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings.” SAB No. 109 requires that the expected net future cash flows related to servicing of a loan be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The adoption of SAB No. 109 is on a prospective basis and effective for our loan commitments measured at fair value through earnings which are issued or modified after January 1, 2008. Our management is currently evaluating the impact and timing of the adoption of SAB No. 109, but does not expect that it will have a significant impact on our consolidated financial condition, results of operations and cash flows.

SFAS No. 141(R), “Business Combinations”

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” SFAS 141(R) modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100% of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS No. 141(R) requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS No. 141(R) also modifies the accounting for certain acquired income tax assets and liabilities. SFAS No. 141(R) is effective for new acquisitions consummated on or after January 1, 2009 and early adoption is not permitted. Our management is currently evaluating the impact of adopting SFAS No.141(R) on our consolidated financial condition, results of operations and cash flows.

SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” SFAS No. 160 requires all entities to report noncontrolling (i.e., minority) interests in subsidiaries as equity in the consolidated financial statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS No. 160 also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective for our financial statements for the year beginning on January 1, 2009 and earlier adoption is not permitted. Our management is currently evaluating the impact of adopting SFAS No.160 on our consolidated financial condition, results of operations and cash flows.

FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”

In February 2008, the FASB issued FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” The objective of FSP FAS 140-3 is to provide implementation guidance on whether the security transfer and contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate de-linked transactions. Current practice records the transfer as a sale and the repurchase agreement as a financing. FSP FAS 140-3 requires the recognition of the transfer and the repurchase agreement as one linked transaction, unless all of the following criteria are met: (1) the initial transfer and the repurchase financing are not contractually contingent on one another; (2) the initial transferor has full recourse upon default, and the repurchase agreement’s price is fixed and not at fair value; (3) the financial asset is readily obtainable in the marketplace and the transfer and repurchase financing are executed at market rates; and (4) the maturity of the repurchase financing is before the maturity of the financial asset. The scope of this FSP is limited to transfers and subsequent repurchase financings that are entered into contemporaneously or in contemplation of one another. FSP FAS 140-3 will become effective as of January 1, 2009. Early adoption is prohibited. Our management is currently evaluating the impact of adopting FSP FAS 140-3 on our consolidated financial condition, results of operations and cash flows.

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”

In March 2008, the FASB issued SFAS No.161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 modified the existing disclosure requirements in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 161 enhances disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS No. 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No.161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Also, SFAS No.161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Our management is currently evaluating the impact of adopting SFAS No.161 on our consolidated financial condition, results of operations and cash flows.

FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” The objective of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No.142 and the period of expected cash flows to measure the fair value of the asset under SFAS No. 141(R), “Business Combinations,” and other U.S. generally accepted accounting principles. FSP FAS 142-3 is effective on January 1, 2009. Early adoption is prohibited. Our management is currently evaluating the impact of adopting FSP FAS 142-3 on our consolidated financial condition, results of operations and cash flows.

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

Capital adequacy ratios have been calculated from the consolidated financial statements prepared in accordance with Korean GAAP and using the guidelines issued by the Financial Services Commission.

Consolidated income statement data under Korean GAAP

	As of December 31,
	2005		2006		2007		2007 (1)
	(in billions of Won, except per share data)						(in millions of US$, except per share data)
Interest and dividend income (2)	(Won)	7,689	(Won)	9,998	(Won)	13,116	US$	14,016
Interest expense		3,736		5,583		7,920		8,463

Net interest income		3,953		4,415		5,196		5,553
Provision for loan losses		562		824		774		827

Net interest income after provision for loan losses		3,391		3,591		4,422		4,726
Commission income		1,274		1,495		1,775		1,897
Other non-interest income		5,295		7,734		11,746		12,552
Non-interest expense		7,929		10,619		14,907		15,930

Operating income		2,031		2,201		3,036		3,245
Non-operating income		573		944		137		146
Non-operating expense		458		231		129		138

Income before income tax expense		2,146		2,914		3,044		3,253
Income tax expense (benefit)		312		725		834		891

Income before minority interests		1,834		2,189		2,210		2,362
Minority interest in earnings of consolidated subsidiaries		(146)		(160)		(183)		(196)

Net income	(Won)	1,688	(Won)	2,029	(Won)	2,027	US$	2,166

Per common share data:
Earnings per share-basic	(Won)	2,099	(Won)	2,518	(Won)	2,515	US$	2,688
Earnings per share-diluted		2,095		2,518		2,515		2,688
Cash dividends per share		400		600		250		0.267
Stock dividends per share		—		—		—		—

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)935.8 to US$1.00, the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Commencing with the year ended December 31, 2005, interest and fees on credit card installment purchases and merchant fees have been reclassified from non-interest income to interest income.

Consolidated balance sheet data under Korean GAAP

	As of December 31,
	2005		2006		2007		2007 (1)
	(in billions of Won)						(in millions of US$)
Cash and due from banks	(Won)	11,224	(Won)	10,675	(Won)	14,985	US$	16,013
Trading securities		7,694		12,870		16,228		17,341
Investment securities		29,999		33,444		32,000		34,195
Loans		108,643		142,972		170,030		181,695
Less: allowance for loan losses and present value discounts		(1,705)		(2,118)		(2,395)		(2,559)
Fixed assets		2,685		2,840		3,054		3,264
Other assets		6,003		11,314		15,718		16,796

Total assets	(Won)	164,543	(Won)	211,997	(Won)	249,620	US$	266,745

Deposits	(Won)	107,088	(Won)	129,023	(Won)	146,583	US$	156,639
Borrowings		16,508		23,403		27,168		29,032
Debentures, net of discounts		18,813		27,781		35,432		37,863
Other liabilities		11,029		18,365		25,331		27,069

Total liabilities		153,438		198,572		234,514		250,603
Minority interest in consolidated subsidiaries		1,383		1,487		1,954		2,088
Stockholders’ equity		9,722		11,938		13,152		14,054

Total liabilities, minority interest and stockholders’ equity	(Won)	164,543	(Won)	211,997	(Won)	249,620	US$	266,745

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)935.8 to US$1.00, the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York in the United States.

Ratios under Korean GAAP

	Year ended December 31,
	2005	2006	2007
	(Percentages)
Woori Finance Holdings:
Net income as a percentage of:
Average total assets	1.12%	1.08%	0.88%
Average stockholders’ equity	19.67	18.74	16.16
Dividend payout ratio (1)	19.10	23.83	10.37
Net interest spread (2)	3.65	3.31	3.03
Net interest margin (3)	2.96	2.61	2.43
Expense-to-revenue ratio (4)	49.71	47.77	44.89
Average stockholders’ equity as a percentage of average total assets	5.70	5.75	5.44
Woori Bank:
Net income as a percentage of:
Average total assets	1.20	1.10	0.97
Average stockholders’ equity	16.51	15.65	15.06
Dividend payout ratio (1)	41.57	25.86	11.27
Net interest spread (2)	3.66	3.28	2.99
Net interest margin (3)	2.97	2.61	2.45
Expense-to-revenue ratio (4)	46.80	45.24	40.80
Average stockholders’ equity as a percentage of average total assets	7.26	7.04	6.42

(1)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.
(2)	Net interest spread represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(3)	Net interest margin represents the ratio of net interest income to average interest-earning assets.
(4)

Represents the ratio of general and administrative expenses to adjusted operating income. Adjusted operating income represents operating income before loan loss provisions and general administrative expenses.

Capital, liquidity and leverage ratios under Korean GAAP

	December 31,
	2005	2006	2007
	(Percentages)
Capital ratios :
Consolidated capital adequacy ratio of Woori Finance Holdings (1)	—	—	11.53%
Total capital adequacy ratio of Woori Bank (2)	11.65%	11.60%	11.70
Tier I (2)	8.09	7.13	7.81
Tier II (2)	3.56	4.47	3.90
Liquidity ratios :
Won liquidity ratio of Woori Finance Holdings (3)	609.85	936.60	269.30
Won liquidity ratio of Woori Bank (4)	118.97	113.44	111.63
Foreign currency liquidity ratio of Woori Bank (5)	107.21	104.59	104.65
Leverage ratio:
Ratio of acquisition price to net assets of Woori Finance Holdings (6)	61.20	43.01	39.36

(1)

Under guidelines of the Financial Services Commission which became applicable in 2007, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8%. This computation is based on our consolidated financial statements prepared in accordance with Korean GAAP. See “—Financial Condition—Capital Adequacy.”

(2)

Woori Bank accounted for 78.6% of our total assets as of December 31, 2007. The capital adequacy ratio of Woori Bank is computed in accordance with the guidelines issued by the Financial Services Commission. Under the guidelines of the Financial Services Commission, Woori Bank is required to maintain a minimum capital adequacy ratio of 8%. This computation is based on Woori Bank’s consolidated financial statements prepared in accordance with Korean GAAP. See “—Financial Condition—Capital Adequacy.”

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

(6)	Defined as the ratio of the acquisition prices of all subsidiaries in aggregate to the amount of net assets. This ratio should not be more than 100%, under the Financial Holding Company Act.

Asset quality data under Korean GAAP

	December 31,
	2005		2006		2007
	(in billions of Won)
Woori Finance Holdings:
Non-performing loans (1)	(Won)	1,575	(Won)	1,587	(Won)	1,244
Allowance for loan losses		1,816		2,245		2,412
Non-performing loans as a percentage of total loans		1.43%		1.08%		0.71%
Non-performing loans as a percentage of total assets		0.96		0.75		0.50
Allowance for loan losses as a percentage of non-performing loans		115.30		141.50		193.93
Allowance for loan losses as a percentage of total loans		1.65		1.53		1.38

Woori Bank:
Non-performing loans (1)	(Won)	1,124	(Won)	1,196	(Won)	920
Non-performing loans as a percentage of total loans		1.23%		0.97%		0.63%
Non-performing loans as a percentage of total assets		0.80		0.63		0.42
Precautionary loans as a percentage of total loans		1.81		0.92		0.74
Precautionary and below loans as a percentage of total loans		3.04		1.89		1.37
Precautionary and below loans as a percentage of total assets		1.97		1.24		0.92
Allowance for loan losses as a percentage of non-performing loans		119.09		148.14		211.38
Allowance for loan losses as a percentage of precautionary and below loans		48.12		75.84		96.75
Allowance for loan losses as a percentage of total loans		1.46		1.43		1.33

(1)	Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria.

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

	As of or for the year ended December 31, 2007
	(in billions of Won)
Korean GAAP net income	(Won)	2,027
1. Loans		657
2. Securities		(341)
3. Derivatives		(135)
4. Deferred loan costs		27
5. Fixed assets		(5)
6. Intangible assets		1
7. Tax effect of deficit equity reduction		0
8. Minority interest		5
9. Reversal effect of Daewoo Construction sale		42
10. Others	(Won)	72

Total of adjustments		323
Tax effect of adjustments	(Won)	(108)

U.S. GAAP net income	(Won)	2,242

Korean GAAP stockholders’ equity	(Won)	13,152
1. Loans		819
2. Securities		(2,028)
3. Derivatives		(176)
4. Deferred loan costs		85
5. Fixed assets		(125)
6. Intangible assets		2
7. Tax effect of deficit equity reduction		0
8. Minority interest		0
9. Reversal effect of Daewoo Construction sale		(106)
10.Others		101

Total of adjustments		(1,428)
Tax effect of adjustments		390

U.S. GAAP stockholders’ equity	(Won)	12,114

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

Under Korean GAAP, the allowance for loan losses is generally established based on the classification guidelines promulgated by the Financial Services Commission, which require that the minimum allowance be established based on the classification of the loan. We have generally used these guidelines in establishing the minimum reserves and have additionally considered new loan loss provisioning guidelines announced by the Financial Services Commission in November 2004. These guidelines include a new requirement that banks take into account “expected losses” with respect to credits in establishing their allowances for loan losses.

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

3. Under U.S. GAAP, to qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged. Each derivatives instrument must be designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively. Under Korean GAAP, the criteria that must be met in order to apply hedge accounting are less prescriptive. The majority of the derivatives hedge accounting relationships that we have established under Korean GAAP did not qualify as hedges under U.S. GAAP, except for certain derivatives which qualify as fair value hedges under the short-cut method. This adjustment reflects the effects of the reversal of the hedge accounting treatment under Korean GAAP. Also, under U.S. GAAP, credit default swaps are treated as derivatives and recognized at fair value. Under Korean GAAP, credit default swaps are treated as off-balance sheet credit-related commitments.

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

These adjustments reflect the offsetting effect of (1) amortization of core deposits intangible under U.S. GAAP and (2) reversal of amortization of goodwill under Korean GAAP.

7. Under U.S. GAAP, we recorded a tax expense related to the utilization of pre-acquisition net operating loss carry-forwards and deductible temporary differences, both of which were credited to a reduction of deficit equity and core deposits intangible. Under Korean GAAP, the utilization of such items results in a decrease of current income tax expense with a reduction in gross deferred tax assets.

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

Item 5F. Tabular Disclosure of Contractual Obligations

See “Item 5B. Liquidity and Capital Resources—Financial Condition—Contractual Obligations and Off-Balance Sheet Arrangements.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A. Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for managing our affairs. The board currently comprises one standing director and seven non-standing directors. Standing directors are directors who are full-time executive officers of Woori Finance Holdings, while non-standing directors are directors who are not full-time executive officers.

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

Standing Directors

Our standing director is as follows:

Name	Age	Position	Director Since
Byong-Won Bahk	56	Chairman and Chief Executive Officer	March 30, 2007

Our standing director is not involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Byong-Won Bahk was elected executive director in March 2007. Prior to that, he was Vice Minister of Finance and Economy of the Republic of Korea. Mr. Bahk holds a Bachelor of Business Administration and a Masters in Law from Seoul National University and a Masters in Economics from the University of Washington. Mr. Bahk will resign from his position as standing director and chairman and chief executive officer on June 27, 2008.

On June 5, 2008, our board of directors passed a resolution to convene an extraordinary meeting of shareholders on June 27, 2008, to vote on the appointment of Pal-Seung Lee to a three-year term as our standing director and chairman and chief executive officer to replace Mr. Bahk. Mr. Lee is 64 years of age and was formerly the chief executive officer of Woori Investment & Securities and an executive managing director of Hanil Bank. Mr. Lee holds a Bachelor of Law and a Master of Business Administration from Korea University.

Non-Standing Directors

Our non-standing directors are selected based on their experience and knowledge in diverse areas, which include law, finance, economies, management and accounting. We currently have seven non-standing directors. All were nominated by the Non-standing Director Candidate Nomination Committee and approved by our shareholders.

Our non-standing directors are as follows:

Name	Age	Position	Director Since	Year Term Ends (1)
Bong-Soo Park	60	Non-Standing Director	March 28, 2006	2009
Pyoung-Wan Har	62	Non-Standing Director	March 30, 2007	2009
Kwang-Dong Kim	60	Non-Standing Director	March 30, 2007	2009
In-Bong Ha	58	Non-Standing Director	March 30, 2007	2009
Myoung-Soo Choi	51	Non-Standing Director	March 30, 2007	2009
Min-Joon Bang	58	Non-Standing Director	March 28, 2008	2009
Hi-Taek Shin	56	Non-Standing Director	March 28, 2008	2009

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Myoung-Soo Choi was elected a non-standing director in March 2007. He is currently Director General of Receivership & Collection Department at KDIC, and was formerly Director General of the Investigation Department at KDIC. He holds a B.S. in Economics from Kyonggi University.

Min-Joon Bang was elected a non-standing director in March 2008. He is currently the Arbitration Commissioner of the Press Arbitration Commission. He was formerly the head of the editorial desk at Korea Times. He holds a Bachelor’s degree in Korean Language and Literature from Seoul National University.

Hi-Taek Shin was elected a non-standing director in March 2008. He is currently a professor at the College of Law at Seoul National University. He was formerly associated with Kim & Chang. He holds a Bachelor’s and a Master’s degree in Law from Seoul National University and a J.S.D. from Yale Law School.

If any director wishes to enter into a transaction with us in his or her personal capacity, he or she must obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting during which the board approves the transaction.

Executive Officers

In addition to the standing director who is also our executive officer, we currently have the following three executive officers.

Name	Age	Position
Kyung-Dong Kim	55	Senior Managing Director
Dongil Kim	55	Senior Managing Director
Seong-Mok Park	55	Senior Managing Director

Kyung-Dong Kim serves as a senior managing director in charge of synergy management, operation and support, public relations, IT planning and investor relations. Prior to that, he was an executive vice president of Woori Bank. He holds a Bachelor of Business Administration from Myongji University.

Dongil Kim serves as a senior managing director in charge of finance, accounting and risk management. Prior to that, he was an executive director of the KDIC. He holds a Masters degree in business administration from Seogang University.

Seong-Mok Park serves as a senior managing director in charge of strategic planning, human resources and audit and management inspection. Prior to that, he was an executive vice president of Woori Bank. He holds a Bachelor of Business Administration from Korea University.

None of the executive officers is involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Item 6B. Compensation

The aggregate remuneration and benefits-in-kind we paid in 2007 to our chairman and chief executive officer, our non-standing directors and our other executive officers was (Won)3,025 million. In 2007, we recorded additional provisions of (Won)8 million for allowances for severance and retirement benefits for those directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

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

In 2007, we did not grant any stock options and, accordingly, did not recognize any compensation expense for stock options granted under our stock option plan.

Item 6C. Board Practices

See “Item 6A. Directors and Senior Management—Board of Directors” and “Item 6B. Compensation” for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have nine management committees that serve under the board:

•	the Board of Directors Management Committee;

•	the Management Compensation Committee;

•	the Risk Management Committee;

•	the Audit Committee;

•	the Executive Management Committee;

•	the Ethics Management Committee;

•	the Non-Standing Director Candidate Nomination Committee;

•	the MOU Review Committee; and

•	the Audit Committee Member Candidate Nomination Committee.

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

Management Compensation Committee

This committee consists of three non-standing directors: Pyoung-Wan Har, Bong-Soo Park, and Hi-Taek Shin. The chairman is Pyoung-Wan Har. It is responsible for all matters relating to the following:

•	management’s performance in developing our business;

•	setting goals and targets with respect to and evaluating executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every six months.

Risk Management Committee

This committee consists of one standing director and seven non-standing directors: Byong-Won Bahk, Pyoung-Wan Har, Bong-Soo Park, Kwang-Dong Kim, In-Bong Ha, Myoung-Soo Choi, Min-Joon Bang and Hi-Taek Shin. The chairman is Byong-Won Bahk. It oversees and makes determinations on all issues relating to our group-wide, standardized risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset and liability management. The major roles of the Group Risk Management Committee include:

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

Audit Committee

This committee consists of seven non-standing directors: Bong-Soo Park, Pyoung-Wan Har, Kwang-Dong Kim, In-Bong Ha, Myoung-Soo Choi, Min-Joon Bang and Hi-Taek Shin. The chairman is Bong-Soo Park. It reviews all audit and compliance-related matters and makes recommendations to our board. This committee also is responsible for the following:

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

Ethics Management Committee

This committee consists of one standing director and four non-standing directors: Byong-Won Bahk, Kwang-Dong Kim, Min-Joon Bang, Myoung-Soo Choi and In-Bong Ha. The chairman is Kwang-Dong Kim. It is responsible for the following:

•	implementing our code of ethics and amending it when necessary;

•	managing our ethics policies, including developing procedures and standards of conduct to ensure compliance; and

•	evaluating our performance under our code of ethics.

This committee holds regular meetings every year.

Non-Standing Director Candidate Nomination Committee

This committee consists of one standing director and four non-standing directors: Byong-Won Bahk, Pyoung-Wan Har, Kwang-Dong Kim, Min-Joon Bang and In-Bong Ha. The chairman is In-Bong Ha. It is responsible for the following:

•	searching for potential non-standing director candidates; and

•	reviewing and nominating non-standing director candidates.

This committee holds meetings when a non-standing director needs to be appointed.

MOU Review Committee

This committee consists of the entire board of directors: Byong-Won Bahk, Bong-Soo Park, Pyoung-Wan Har, Kwang-Dong Kim, In-Bong Ha, Myoung-Soo Choi, Min-Joon Bang and Hi-Taek Shin. The chairman is Byong-Won Bahk. It is responsible for the following:

•	evaluating MOU target attainment performances of us and our subsidiaries; and

•	overseeing and managing the MOU steering committee.

This committee holds regular meetings every three months.

Audit Committee Member Candidate Nomination Committee

This committee, which was formed in January 2008, consists of seven non-standing directors: Bong-Soo Park, Pyoung-Wan Har, Kwang-Dong Kim, In-Bong Ha, Myoung-Soo Choi, Min-Joon Bang and Hi-Taek Shin. The chairman is In-Bong Ha. It is responsible for the following:

This committee holds meetings when an audit committee member needs to be appointed.

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

NYSE Corporate Governance Standards	Woori Finance Holdings

Director independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as seven of our eight directors are non-standing directors.

Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our non-standing directors hold quarterly meetings, which coincide with the quarterly audit committee meetings, to discuss matters relating to management issues. The audit committee is comprised of seven non-executive directors.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have established a separate non-standing director nomination committee.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	We maintain a management compensation committee composed of three non-standing directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an audit committee comprised of seven non-standing directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our audit committee has seven members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have one equity compensation plan, providing for the grant of stock options to officers and directors.

NYSE Corporate Governance Standards	Woori Finance Holdings

All material matters related to the granting stock options are provided in our Articles of Incorporation, and any amendments to the Articles of Incorporation are subject to shareholders’ approval.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted a corporate governance charter, a Korean-language copy of which is available on our website.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics and Business Conduct for Employees, a copy of which is available on our website.

Item 6D. Employees

As of December 31, 2007, we had a total of 58 full-time employees, including four officers, at our financial holding company. The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

	As of December 31,
	2005	2006	2007
Full-time employees	15,333	15,528	19,575
Contractual employees	6,303	7,745	4,582

Total	21,636	23,273	24,157

Approximately 78.8% of our employees are members of the Korea Financial Industry Union. Since we were established in April 2001, neither we nor any of our subsidiaries has had any significant labor disputes, although we have made certain concessions to our labor unions. See “Item 3D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize and integrate our operations.” In connection with our restructuring process, we have placed a high priority on improving our relationships with our employees and maintaining an atmosphere of trust and cooperation between our labor and management.

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

We have introduced a “wage peak” system as a result of an agreement reached with our employees in 2005. Under the system, an employee’s wages reach a certain peak and then are gradually reduced as the employee reaches retirement age. This will allow the retirement age to be extended by one year to age 59 under the new system, while our employees’ wages would be cut incrementally from age 55. We believe that this system is beneficial both for us and our employees as it will encourage early retirements and reduce costs, while allowing employees to defer their retirement by one year. We are also planning to extend a performance-based pay system to all of our employees, as it currently applies only to those who are in the position of vice chief of a department or higher as well as certain departments (such as the Investment Finance department).

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

In accordance with our internal policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of their employment, to receive a lump sum severance payment based upon the length of their service and the rate of pay at the time of termination. Such employees are entitled to receive a lump-sum equivalent to the average of 30 days’ pay for each year of service. We make provisions for accrued severance benefits based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2007, accrued severance benefits were (Won)304 billion, which represented 100% of the amount required under Financial Services Commission guidelines. As of December 31, 2007, approximately 44% of accrued severance benefits were deposited with insurance companies and other banks. Under Korean law, we may not terminate full time employees except under certain circumstances.

In 2005, 2006 and 2007 we paid (Won)17 billion, (Won)16 billion and (Won)17 billion, respectively, for the training of our employees in specialist areas by local and foreign training institutes.

Item 6E. Share Ownership

Common Stock

As of March 31, 2008, the persons who are currently our directors or executive officers, as a group, held an aggregate of 4,910 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Stock Options

The following table sets forth information regarding the stock options we have granted to our directors and executive officers, as well as those of our subsidiaries, as of December 31, 2007. All of the stock options listed below relate to common stock of Woori Finance Holdings.

	Position When granted	Exercise Period		Exercise Price (2)		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
Grant Date(1)		From	To
Woori Finance Holdings
04-Dec-02	Chairman and CEO	05-Dec-05	04-Dec-08	(Won)	11,921/ 6,800	100,000	95,000	0
04-Dec-02	Vice Chairman	05-Dec-05	04-Dec-08		11,921/ 6,800	80,000	76,000	0
04-Dec-02	Six Non-Standing Directors	05-Dec-05	04-Dec-08		11,921/ 6,800	50,000	28,500	19,000
04-Dec-02	Senior Managing Director	05-Dec-05	04-Dec-08		11,921/ 6,800	40,000	0	38,000
04-Dec-02	Three Managing Directors	05-Dec-05	04-Dec-08		11,921/ 6,800	90,000	75,500	10,000

	Position When granted	Exercise Period		Exercise Price (1)	Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
Grant Date		From	To
Woori Bank
04-Dec-02	Vice Chairman and CEO	05-Dec-05	04-Dec-08	11,921/ 6,800	80,000	76,000	0
04-Dec-02	Six Non-Standing Directors	05-Dec-05	04-Dec-08	11,921/ 6,800	60,000	32,750	24,250
04-Dec-02	Senior Executive Vice President	05-Dec-05	04-Dec-08	11,921/ 6,800	45,000	42,750	0
04-Dec-02	Nine Executive Vice Presidents	05-Dec-05	04-Dec-08	11,921/ 6,800	240,000	189,000	39,000
04-Dec-02	Member of the Audit Committee	05-Dec-05	04-Dec-08	11,921/ 6,800	45,000	42,750	0
Woori Investment Bank (3)
04-Dec-02	President	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	28,500	0
04-Dec-02	Three Non-Standing Directors	05-Dec-05	04-Dec-08	11,921/ 6,800	15,000	9,500	4,750
04-Dec-02	Managing Director	05-Dec-05	04-Dec-08	11,921/ 6,800	20,000	19,000	0
04-Dec-02	Member of Audit Committee	05-Dec-05	04-Dec-08	11,921/ 6,800	20,000	19,000	0
Woori Finance Information System
04-Dec-02	President	05-Dec-05	04-Dec-08	11,921/ 6,800	40,000	38,000	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08	11,921/ 6,800	20,000	11,000	8,000
Woori Credit Suisse Asset Management
04-Dec-02	President	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	28,500	0
04-Dec-02	Non-Standing Director	05-Dec-05	04-Dec-08	11,921/ 6,800	5,000	4,750	0
Woori SB Asset Management
04-Dec-02	President	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	10,500	18,000
04-Dec-02	Vice President	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	28,500	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08	11,921/ 6,800	20,000	19,000	0
04-Dec-02	Two Managing Directors	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	19,500	9,000
Woori Credit Information
04-Dec-02	President	05-Dec-05	04-Dec-08	11,921/ 6,800	20,000	19,000	0
04-Dec-02	Vice President	05-Dec-05	04-Dec-08	11,921/ 6,800	15,000	14,250	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08	11,921/ 6,800	15,000	12,250	2,000
04-Dec-02	Two Managing Directors	05-Dec-05	04-Dec-08	11,921/ 6,800	30,000	19,500	9,000

	Position When granted	Exercise Period		Exercise Price (1)	Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
Grant Date		From	To

	Total				1,200,000	959,000	181,000

(1)

On June 30, 2007, 466,977 stock options relating to common stock of Woori Financial were granted to the directors, executive officers and employees of Woori Financial. As of December 31, 2007, 426,539 of such stock options were exercisable.

(2)

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

(3)	Granted prior to the merger with Woori Bank in August 2003.

Item 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A. Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at March 31, 2008 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock	Percentage of Total Shares on a Fully Diluted Basis
KDIC	588,158,609	73.0%	73.0%

As of March 31, 2008, our directors collectively owned 4,910 shares of our common stock, and our executive officers, excluding our chairman and chief executive officer, did not own any shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of March 31, 2008.

Item 7B. Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which as of December 31, 2007 owned 72.97% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4B. Business Overview—Assets and Liabilities.”

We and our subsidiaries have entered into memoranda of understanding with the KDIC, under which we and our subsidiaries must meet business normalization targets or specific financial targets, or the KDIC has the right to impose sanctions on our directors or employees or to require us or our subsidiaries to take certain actions. In addition, as of December 31, 2007, we owned (Won)1,625 billion of debentures issued by the KDIC, representing

3.6% of our investment securities. As of December 31, 2007, we also had loans outstanding to the KDIC in the aggregate amount of (Won)26 billion. These loans were provided in connection with the public funds injected into us and our subsidiaries. The loans bore interest at the weighted average rate of 5.46% in 2007.

As of December 31, 2005, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)65 million. As of December 31, 2006, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)39 million. As of December 31, 2007, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)69 million. For additional information regarding our transactions with related parties, see Note 38 of the notes to our consolidated financial statements.

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

Woori Finance Holdings

In April 2005, Shinhan Bank and eight other Korean banks filed a lawsuit at the Seoul Division of the Korean Intellectual Property Tribunal against us, claiming that the trademark “Woori Bank” is invalid and in violation of the Trademark Law of Korea and the Unfair Competition Prevention and Trade Secret Protection Act of Korea. In October 2005, the tribunal dismissed the lawsuit. In November 2005, these banks filed another related lawsuit at the Patent Court of Korea. In July 2007, the Patent Court ruled in favor of the plaintiffs in part, and both the plaintiffs and we appealed the ruling to the Supreme Court of Korea, where the lawsuit is currently pending.

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

In connection with certain lawsuits against Hanvit Bank (the predecessor to Woori Bank) and other defendants filed in the United States by various investors regarding alleged fraud by Lernout & Hauspie Speech Products, which ended in 2006 with the dismissal of all of the plaintiffs’ claims, in August 2005, Lernout & Hauspie filed a lawsuit in the U.S. District Court for the Southern District of New York against Woori Bank and the other domestic banks named as defendants in the previous lawsuits, alleging that the banks’ non-recourse loan transaction with Lernout & Hauspie’s Korean subsidiary had contributed to Lernout & Hauspie’s improper accounting. In October 2006, the U.S. District Court for the Southern District of New York dismissed the complaint, and the plaintiff filed an amended complaint with the same court in November 2006. This lawsuit is currently pending.

In September 2005, Daewoo Motors brought a lawsuit against Woori Bank in the Seoul District Court, claiming that Woori Bank had improperly set-off Daewoo Motor’s deposits to satisfy Daewoo Motor’s outstanding debts, resulting in damages of (Won)48.9 billion. Woori Bank countersued with respect to an outstanding loan of (Won)22.7 billion. The Seoul District Court ruled in favor of Woori Bank, and Daewoo Motors appealed the decision. In February 2008, the appellate court dismissed the appeal, and Daewoo Motors has appealed to the Supreme Court of Korea, where the lawsuit is currently pending.

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

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by Woori Finance Holdings and its predecessor with respect to each of the five years ended December 31, 2007. The dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Common Share		Dividends Per Preferred Share	Total Amount Of Cash Dividends Paid
	(in Won)			(in millions of Won)
2003	(Won)	100	—	(Won)	77,550
2004		150	—		119,468
2005		400	—		322,405
2006		600	—		483,608
2007		250	—		201,503

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

Item 8B. Significant Changes

Not Applicable

Item 9. THE OFFER AND LISTING

Item 9A. Offering and Listing Details

Market Price Information

The principal trading market for our common stock is the Stock Market Division of the Korea Exchange. Our common stock, which is in registered form and has a par value of (Won)5,000 per share of common stock, has been listed on the Stock Market Division of the Korea Exchange since June 24, 2002 under the identifying code 053000. As of the date of this annual report, we have 805,988,800 shares of common stock outstanding. Our ADSs have been listed on the New York Stock Exchange and are identified by the symbol “WF” since September 29, 2003 under the CUSIP number 981063100.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Stock Market Division of the Korea Exchange for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	Stock Market Division of the Korea Exchange					New York Stock Exchange (1)
	Closing Price Per Common Stock				Average Daily Trading Volume	Closing Price Per ADS				Average Daily Trading Volume
	High		Low			High		Low
					(in thousands of shares)					(in shares)
2003
First Quarter	(Won)	4,800	(Won)	3,900	1,560		—		—	—
Second Quarter		6,400		4,050	1,722		—		—	—
Third Quarter		7,350		6,000	1,752		—		—	—
Fourth Quarter		7,750		5,580	1,840	US$	19.30	US$	15.30	1,325
2004
First Quarter		9,250		6,800	1,810		25.20		17.95	4,898
Second Quarter		9,180		6,420	1,841		23.50		17.00	2,644
Third Quarter		8,200		6,500	2,781		22.00		16.45	1,595
Fourth Quarter		8,900		7,700	1,912		25.25		20.55	959
2005
First Quarter		10,700		8,220	2,443		23.50		31.60	2,141
Second Quarter		10,300		8,970	1,339		30.30		27.75	1,486
Third Quarter		15,950		10,150	2,402		46.85		29.00	2,839
Fourth Quarter		20,650		14,900	3,205		61.47		43.00	6,284
2006
First Quarter		20,250		17,050	2,305		63.55		52.79	13,706
Second Quarter		22,800		16,800	2,111		74.70		51.60	11,730
Third Quarter		20,200		17,950	1,812		63.84		56.41	3,863
Fourth Quarter		22,300		19,850	1,484		72.27		62.17	4,381
2007
First Quarter		25,800		20,100	1,961		83.33		65.15	6,820
Second Quarter		4,350		21,350	3,852		79.10		69.76	8,190
Third Quarter		25,250		20,350	3,304		83.79		65.68	12,105
Fourth Quarter		22,000		16,500	4,164		74.48		51.71	16,794
2008
January		19,200		17,150	3,240		62.04		54.09	12,576
February		17,950		17,050	2,109		57.45		53.34	6,155
March		17,250		15,600	2,698		53.00		46.97	4,355
April		19,800		17,900	3,245		60.42		55.21	3,668
May		20,950		18,900	2,858		61.01		55.16	5,338
June (through June 23)		19,150		17,400	2,389		55.53		49.71	5,293

Source: Stock Market Division of the Korea Exchange; New York Stock Exchange.

(1)	Each ADS represents the right to receive three shares of our common stock. Trading of our ADSs on the New York Stock Exchange commenced on September 29, 2003.

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

As of December 31, 2007, the aggregate market value of equity securities listed on the Stock Market Division of the Korea Exchange was approximately (Won)951.9 trillion. The average daily trading volume of equity securities for 2007 was approximately 363.7 million shares with an average transaction value of (Won)5,539.7 billion.

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

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008 (through June 23)	1,853.45	1,888.88	1,574.44	1,715.59

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

The number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(billions of (Won))		(millions of US$) (1)		(thousands of Shares)	(millions of (Won))		(thousands of US$) (1)
1982	334	(Won)	3,001	US$	4,279	9,704	(Won)	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,621	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,741		5,539,653		5,919,698
2008 (through June 23)	759		871,055		840,138	301,307		5,289,058		5,101,329

Source: The Stock Market Division of the Korea Exchange

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York on the last business day of the period indicated.

The Korean securities markets are principally regulated by the Financial Services Commission and the Korean Securities and Exchange Act. The Korean Securities and Exchange Act was fundamentally amended numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for stockholders holding substantial interests.

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

As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Services Commission sets forth procedural requirements for such investments. The government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

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

Reporting Requirements for Holders of Substantial Interests

Any person who directly or beneficially owns shares of our common stock that have voting rights, whether in the form of shares, ADSs, certificates representing the rights to subscribe for shares or equity-related debt securities (including convertible bonds and bonds with warrants) (which we refer to collectively as “Equity Securities”) that, when taken together with the Equity Securities beneficially owned by specified related persons or by any person acting in concert with that person, account for 5% or more of our total issued and outstanding shares (plus the Equity Securities other than the shares held by such persons) must report that holding to the Financial Services Commission and the Stock Market Division of the Korea Exchange no more than five business days after reaching 5%. That person must also report any subsequent change in the ownership interest of 1% or more of our total outstanding shares (plus the Equity Securities other than the shares held by such persons) to the same entities no more than five business days after the change.

Anyone violating these reporting requirements may suffer criminal sanctions, including fines, imprisonment and/or a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Services Commission may order that person to dispose of the unreported Equity Securities.

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

Restrictions Applicable to ADSs

An investor does not need Korean governmental approval to sell or purchase our ADSs in the secondary market outside Korea or to withdraw shares of our common stock from our ADS deposit facility or deliver those withdrawn shares in Korea. However, a foreign investor who intends to acquire shares must obtain an investment registration card from the Financial Supervisory Service as described below. Either the foreign investor or its standing proxy in Korea must immediately report its acquisition of the shares to the governor of the Financial Services Commission.

Persons who acquire shares of our common stock by withdrawing those shares from our ADS deposit facility may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further Korean governmental approval.

Restriction Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Services Commission regulations (which we refer to collectively as the “Investment Rules”) adopted since January 1992 in connection with the opening and operation of Korea’s stock market, foreign investors may generally invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Stock Market Division of the Korea Exchange or registered on the KOSDAQ Market Division of the Korea Exchange. Foreign investors may trade shares listed on the Stock Market Division of the Korea Exchange or registered on the KOSDAQ Market Division of the Korea Exchange only through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, except in limited circumstances. These circumstances include:

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

•

subject to certain exceptions, over-the-counter transactions between foreign investors of a class of shares for which the limit on aggregate acquisition by foreign investors, as explained below, has been reached or exceeded; and

•

sale and purchase of shares at fair value between foreigners who are part of an investor group comprised of foreign companies investing under the control of a common investment manager pursuant to applicable laws or contract.

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

The Investment Rules require a foreign investor who wishes to invest in shares on the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (including Converted Shares and shares being issued for initial listing on the Stock Market Division of the Korea Exchange or registration on KOSDAQ Market Division of the Korea Exchange) to register with the Financial Supervisory Service before making an investment. This registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling the Converted Shares within three months from the acquisition date. The Financial Supervisory Service will issue an investment registration card to each registering foreign investor. This card must be presented each time the foreign investor opens a brokerage account with a securities company. Foreign investors eligible to obtain an investment registration card include:

•	foreign nationals who have not been residing in Korea for a consecutive period of six months or more;

•	foreign governments;

•	foreign municipal authorities;

•	foreign public institutions;

•	international financial institutions or similar international organizations;

•	corporations incorporated under foreign laws; and

•	any person in any additional category designated by decree of the Ministry of Strategy and Finance under the Korean Securities and Exchange Act.

All Korean offices of a foreign corporation (as a group) are treated as a separate foreign investor from the offices of the corporation outside Korea for these purposes. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances identified in the relevant regulations.

When a foreign investor purchases shares through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, it need not make a separate report because the investment registration card system is designed to control and oversee foreign investment through a computer system. If, however, a foreign investor acquires or sells shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, that investor or its standing proxy must report that transaction to the governor of the Financial Supervisory Service at that time. In addition, if a foreign investor acquires or sells its shares in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, that investor must ensure that the securities company engaged to facilitate the transaction reports the transaction to the governor of the Financial Supervisory Service. Also, sale and purchase of shares at fair value between foreigners who are part of an investor group comprised of foreign companies investing under the common control of a common investment manager pursuant to applicable laws or contract are required to be reported to the governor of the Financial Supervisory Service. A foreign investor may appoint a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if that investor does not perform these activities itself. A foreign investor may be exempted from complying with the standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed unavoidable by reason of conflict between laws of Korea and the home country of the foreign investor.

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

As of the date of this annual report, 806,015,340 shares of common stock were issued and 805,988,800 shares of common stock were outstanding. There are no shares of preferred stock currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of the date of this annual report, our authorized but unissued share capital was 1,593,984,660 shares. We may issue the unissued shares without further stockholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 23 of the notes to our consolidated financial statements and “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

Our articles of incorporation allow our stockholders, by special resolution, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our stockholders at their next general meeting convened immediately after the grant date. As of December 31, 2007, our officers, directors and employees held options to purchase 181,000 shares of common stock. See “Item 6E. Share Ownership.”

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

Interests of Directors

Our articles of incorporation provide that any director who has a material interest in the subject matter of a resolution to be taken by the board of directors cannot vote on such resolution. Our articles of incorporation also provide that the remuneration of our directors is to be determined by the resolution of the general meeting of shareholders.

Our articles of incorporation do not contain any special provisions with respect to the borrowing powers exercisable by directors, their retirement age or a requirement to hold any shares of our capital stock.

See “Item 6A. Board Practices” for more information on our directors.

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

Under the Korean Securities and Exchange Act, each member of our employee stock ownership association, whether or not they are stockholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2007, none of our employees owned any shares of our common stock through the employee stock ownership association.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of (Won)2 trillion, to persons other than existing stockholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing stockholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing stockholders. As of December 31, 2007, we had no convertible bonds or bonds with warrants outstanding.

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

Pursuant to the Korean Securities and Exchange Act, the Financial Services Commission may adjust this price if we or at least 30% of the dissenting stockholders do not accept the purchase price and request an adjustment not later than ten days before the end of the one-month purchase period.

In the case of a merger or consolidation pursuant to the Law on the Improvement of the Structure of Financial Industry where the Korean government or the KDIC provides financial support, procedures different from those in the case of a merger or consolidation pursuant to the Korean Securities and Exchange Act will apply. For example, if the relevant parties cannot agree on a purchase price, the price will be determined by an accounting expert and not by the Financial Services Commission. However, a court may adjust this price if we or holders of at least 30% of the shares we must purchase do not accept the purchase price determined by the accounting expert and request an adjustment no later than 30 days from the date of the determination of the purchase price.

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

Under the Korean Securities and Exchange Act, we must file with the Financial Services Commission and the Stock Market Division of the Korea Exchange:

•	an annual report within 90 days after the end of each fiscal year;

•	a half-year report within 45 days after the end of the first six months of each fiscal year; and

•	quarterly reports within 45 days after the end of the first three months and nine months of each fiscal year.

Copies of these reports will be available for public inspection at the Financial Services Commission and the Stock Market Division of the Korea Exchange.

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

Notwithstanding the foregoing restrictions, pursuant to the Korean Securities and Exchange Act and after submission of certain reports to the Financial Services Commission, we may purchase our own capital stock on the Stock Market Division of the Korea Exchange or through a tender offer. We may also acquire interests in our capital stock through agreements with trust companies, securities investment companies or investment trust management companies. The aggregate purchase price of our capital stock may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year.

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

Item 10D. Exchange Controls

General

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under that Act and Decree regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. We collectively refer to these laws and regulations as the “Foreign Exchange Transaction Laws.” Non-residents may invest in Korean securities only to the extent specifically allowed by the Foreign Exchange Transaction Laws or otherwise permitted by the Ministry of Strategy and Finance. The Financial Services Commission has also adopted regulations that restrict foreign investment in Korean securities and regulate the issuance of securities outside Korea by Korean companies, pursuant to its authority under the Korean Securities and Exchange Act.

Under the Foreign Exchange Transaction Laws, if the Korean government deems that:

•

the need to do so is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other similar situations, the Ministry of Strategy and Finance may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and

•

international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring about serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Strategy and Finance may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in these transactions at certain Korean governmental agencies or financial institutions.

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends received deduction. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that you receive the dividend (or the depositary receives the dividend, in the case of ADSs), regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 or

2007 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year.

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

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on the common shares or ADSs at the rate provided for under the income tax treaty between the United States and Korea, so long as you have owned the common shares or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, if you so elect, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax may be treated for U.S. federal income tax purposes as imposed on “general category” income. Such treatment could affect your ability to utilize any available foreign tax credit in respect of such taxes.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of common shares you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to the lower of (1) 11% (inclusive of resident surtax) of the gross realization proceeds or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 27.5% (inclusive of resident surtax) of the net realized gain, and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the common shares or ADSs. To obtain the benefit of an exemption from tax pursuant to an applicable tax treaty, you must submit to the purchaser or the securities company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

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

Not Applicable

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

Our lending and trading businesses, our deposit taking activities and our operating environment expose us to various risks. Our risk management goal is to understand, measure and monitor these risks and to ensure that our employees strictly adhere to the policies and procedures that we establish. We seek to take a conservative approach to risk management in order to better insulate our operations from adverse events. Risks we face include:

•	credit risk;

•	market risk (primarily interest rate risk, equity risk, foreign exchange risk and commodity risk);

•	liquidity risk; and

•	operational and business risk (including legal risk).

In 2004, we completed the implementation of a group-wide, standardized risk management system (except with respect to credit risk management and operational and business risk management). This system has enhanced our risk management capabilities by enabling us to exchange information among our and our subsidiaries’ risk management operations. With respect to credit risk management systems, we have completed implementing standardized credit risk management systems based on Woori Bank’s system in all of our banking subsidiaries in 2007. With respect to operational risk management systems, we completed implementation of various aspects of the operational risk management system (not including the business risk management system) at Kyongnam Bank, Kwangju Bank and Woori Finance Information System in 2006, and expect to complete the implementation of such aspects of the operational risk management system at Woori Investment & Securities by the end of 2008. We use our risk management systems to manage our risks within acceptable limits and to otherwise ensure the soundness of our assets and the stability of our operations.

Standardization Strategy

We began the process of implementing a group-wide, standardized risk management system in connection with the establishment of our financial holding company structure in 2001. At that time, with the assistance of a third-party consultant, we established a task force to review and evaluate the risk management systems that our subsidiaries were using. Following this review, we determined our basic structure of risk management governance and established basic risk management policies and guidelines for our group. This required us to establish a new risk management system, including a centralized risk control system, in order to better measure and address the risks we face and to anticipate potential risks more precisely. In 2007, we completed the implementation of a group-wide, standardized risk management system (except with respect to operational risk).

We allocate our total risk capital in accordance with the guidelines set by our Group Risk Management Committee. As described in more detail below, the committee allocates:

•	risk capital with respect to credit risk, market risk, interest rate risk and operational and business risk with respect to each of our banking subsidiaries;

•	risk capital with respect to credit risk, market risk, operational and business risk with respect to Woori Investment & Securities; and

•	operational and business risk with respect to our asset management subsidiaries.

Through our group-wide, standardized risk management system we allocate our risk capital:

•	with respect to credit risk on the basis of our banking subsidiaries’ standardized credit risk management systems, which are based on Woori Bank’s CREPIA system;

•	with respect to our market risk based on a market value at risk, or “VaR,” system established in 2003; and

•	with respect to our interest rate risk based on a Stochastic Simulation which simulates the current portfolio’s net present value at a 99.9% confidence level for a one-year holding period.

We allocate our risk capital with respect to operational risk through a standardized approach in accordance with Basel II. We also apply business risk when allocating such risk capital which is based on “earnings at risk” (a measurement of the relativity of our total earnings).

In 2006, we, in preparation for compliance with the new Basel II capital adequacy requirements, began reflecting the correlation between credit risk, market risk, interest rate risk, operational risk and business risk in allocating our risk capital. The correlation between such risks reflects applicable guidelines of the Financial Supervisory Service and the correlation used by our peer banks. In addition, we also broadened the scope of business risk to cover risks arising from changes in operational environment and increased market competition.

Our risk capital allocation as a percentage of available capital, on a non-consolidated basis, with respect to 2008 is as follows:

	Available capital		Risk capital		Risk appetite	Credit	Market	Interest rate	Operational	Business	Correlation Effect	Buffer
	(in billions of Won, except percentages)
Woori Finance Holdings	(Won)	15,107	(Won)	12,874	85.2%	73.6%	7.0%	2.0%	5.8%	4.3%	(7.4)%	14.8%
Woori Bank		12,306		11,526	93.7	83.6	5.7	2.3	5.5	3.2	(6.6)	6.3
Kwangju Bank		716		640	89.4	79.3	4.5	3.8	8.2	1.0	(7.4)	10.6
Kyongnam Bank		923		735	79.6	68.4	5.5	3.3	8.3	2.0	(7.8)	20.4
Woori Investment & Securities		2,347		1,165	49.6	25.4	16.2	0	5.5	12.4	(9.8)	50.4
Woori Credit Suisse Asset Management (1)		71		30	42.3	0	0	0	9.9%	36.6%	(4.2)	57.7
Woori Financial		179		134	74.9	72.6	0	0	6.1%	0	(3.9)	25.1

(1)	Formerly known as Woori Asset Management.

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

We believe that an essential part of achieving our credit risk management objectives is utilizing a group-wide, standardized risk management system so that we can identify and manage the risks generated by our businesses using a standardized system. Each of Woori Bank, Kyongnam Bank and Kwangju Bank is currently using a standardized credit risk management system based on Woori Bank’s centralized credit risk management system called the CREPIA system. Woori Bank, together with several external consultants, completed the development and implementation of the CREPIA system in September 2004. CREPIA is a credit risk management system which combines credit risk management and the credit approval process on a transactional level with respect to individual borrowers and approval with respect to each individual loan or credit. Following upgrades to the CREPIA system completed in 2007, including the implementation of a “credit risk measurement engine,” the system quantifies credit risk with respect to corporate borrowers using a “mark-to-market” methodology, which reflects both the likelihood of a default by a borrower as well as the likelihood of a change in such borrower’s credit rating, and quantifies credit risk with respect to retail borrowers using a “default mode” methodology, which reflects the likelihood of a default by a borrower. We believe that CREPIA is a systematic and efficient credit evaluation system and that our banking subsidiaries have expedited their loan review process and improved their ability to monitor and evaluate its overall risk profile by using this system. The main characteristics of CREPIA are as follows:

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

For example, in September 2004 Woori Bank introduced its CREPIA credit evaluation system for corporate loans (including small- and medium-sized enterprise loans) and a consumer credit evaluation system for consumer loans. Following the introduction of its consumer credit evaluation system, Woori Bank substantially reduced the authority of branch managers and loan officers to approve consumer loans based solely on their own judgment. Woori Bank’s consumer loan approval process historically took as long as three days, but now generally takes less than 24 hours even when applications are reviewed by headquarters personnel. Kyongnam Bank and Kwangju Bank have a similar evaluation and approval process, and are currently using standardized credit evaluation systems based on the CREPIA system following the completion of upgrades to standardize such systems in 2007.

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

Corporate Loan Approval Process

Each of our banking subsidiaries’ branches reviews corporate loan applications using a credit evaluation system for corporate borrowers. Although these systems historically differed among our subsidiaries, our banking subsidiaries currently use standardized credit evaluation systems (including standardized credit risk measurement engines) following the completion of upgrades in 2007 to standardize these systems as part of our group-wide, standardized risk management system. Each corporate credit evaluation system measures various quantitative and qualitative factors. The model used by the credit evaluation system to review an application depends, however, on certain characteristics of the potential borrower. For example, Woori Bank’s credit risk management department, together with its large corporate loan department and small- and medium-sized enterprise loan department, has developed separate credit evaluation models for large corporate borrowers that are subject to external audit under the External Audit Act of Korea, large corporate borrowers that are not subject to external audit, medium-sized enterprises and SOHO borrowers that either have outstanding loans, or are applying for a loan, in excess of (Won)1 billion. In general, each model uses scores from both a computerized evaluation of quantitative financial factors, such as cash flow and income, and more qualitative factors which are scored using judgments by the credit officer or officers reviewing the application to produce an overall credit risk rating. These credit evaluation systems provide our subsidiaries with tools to make consistent credit decisions and assist them in making risk-based pricing decisions. For example, Woori Bank’s CREPIA system, depending on whether the borrower is audited by independent auditors and its size, produces two separate scores based on one of 14 rating models: one for quantitative current financial factors, which is weighted 60% in determining the CREPIA credit risk rating, and another for the more qualitative factors that the judgment of our credit officers plays a more significant part in determining, which is weighted 40%. The CREPIA credit risk rating estimates the probability that Woori Bank will recover extended credits and the likelihood that borrowers will default. Qualitative factors included in CREPIA include:

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

The CREPIA system produces separate credit risk ratings for each borrower and for each loan requested by that borrower. Woori Bank’s credit analysis and approval center evaluates and approves corporate loan applications based on these credit risk ratings. The CREPIA system assigns each borrower and facility one of the following fourteen credit risk rating grades from AAA to D, which are classified as follows: AAA (extremely strong), AA (very strong), A+ (strong), A—(good), BBB+ (more adequate), BBB (adequate), BBB—(less adequate), BB+ (less susceptible), BB (susceptible), BB—(more susceptible), B+ (slightly weak), B—(weak), C (very weak) and D (default). Certain loans are subject to review by the Loan Committee depending on the size of the loan and the determined credit risk rating. Examples of this include loan applications for secured loans in excess of (Won)60 billion regardless of the borrower’s or facility’s credit risk rating, and, at the other extreme for unsecured loans, loan applications in excess of (Won)4 billion for a borrower or facility with a credit risk rating of BB—to C. Applications from borrowers with loans on a subsidiary’s watch list (see “—Credit Review and Monitoring” below) are also automatically reviewed by its Loan Committee.

Our subsidiaries use the same systems to evaluate and approve applications from small- and medium-sized enterprises that they use to evaluate other corporate borrowers, but use different credit evaluation models. For example, Woori Bank implemented its current credit evaluation models for small- and medium-sized enterprise customers in September 2004. These models, which are incorporated into the CREPIA system, use the same quantitative and qualitative factors that Woori Bank uses to evaluate other corporate customers. However, the small- and medium-sized enterprise models apply a 50% weighting to the score derived from quantitative factors and a 50% weighting to the score derived from the more flexible qualitative factors in determining the credit risk rating. In September 2004, Woori Bank introduced a separate credit evaluation model to evaluate newly opening small- and medium-sized enterprises that relies solely on qualitative factors. Woori Bank has also adopted a separate credit evaluation system for SOHOs (such as pharmacies, clinics and restaurants) which either have outstanding loans, or are applying for a loan, of (Won)1 billion or less that uses simpler credit evaluation models and resembles our application scoring system for new retail customers. In December 2006, Woori Bank implemented a new credit evaluation model, which reflects Woori Bank’s new capital adequacy requirements and apply to consumer and corporate loans (including loans to small- and medium-sized enterprises).

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

We have set credit limits for our corporate customers. Some of these limits, particularly those imposed by Korean banking regulations, apply to all of our subsidiaries, and are aimed at preventing loan concentrations relating to any single customer. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Shareholder.” In certain cases, our subsidiaries have introduced even stricter exposure limits than required by regulation, including additional limitations on providing credit to certain borrowers. For example, Woori Bank has introduced and implemented internally developed large exposure limits that are stricter than the applicable Financial Services Commission requirements.

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

Consumer Loan Approval Process

The consumer loan department of each of our banking subsidiaries evaluates and approves consumer loan applications using dedicated consumer credit evaluation systems. Although these systems historically differed among our subsidiaries, our banking subsidiaries currently use standardized credit evaluation systems (including standardized credit risk measurement engines) following the completion of upgrades in 2007 to standardize these systems as part of our group-wide, standardized risk management system. Each of the consumer credit evaluation systems currently in use uses a standardized credit scoring system to evaluate and approve consumer loan applications and determine the appropriate pricing for the loan. Each consumer credit evaluation system measures various quantitative factors to produce a credit score for each application. As similarly situated consumer loan customers generally have similar performance profiles when evaluated collectively, these systems enable us to better evaluate individual customers using group characteristics.

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

Woori Bank’s credit card business unit reviews each new card application for completeness, accuracy and creditworthiness. It bases this review on various factors that assess the applicant’s ability to repay borrowed amounts. The review process involves three stages:

•

Initial Application Process. The credit card business unit verifies basic information by requesting certain documents from the applicant, generally contacts the applicant directly (usually by telephone, although there are personal visits to some applicants) and statistically analyzes the applicant’s personal credit history together with financial and default information gathered from third-party sources and its internal database. The analysis considers various factors including employment, default status and historical relationships with Woori Bank and any delinquency history with other credit card companies. The credit card business unit also reviews information about an applicant obtained from external databases maintained by the Korea Federation of Banks, Korea Information Service Inc., Korea Credit Bureau Inc. and a consortium of seven Korean credit card providers.

•

Application Scoring System Process. The current application scoring system at the credit card business unit was developed by a third party and is a legacy of Woori Bank’s original credit card business unit, where it was introduced in October 2001 and subsequently upgraded from February 2003 to February 2004. The system is a standardized evaluation tool used to determine the probability of a credit card applicant defaulting during the one-year period following issuance. The application scoring system, using a statistical model, assigns risks to factors that indicate a probability of non-payment. The model analyzes credit history, occupation and income data to develop a combined risk score. The applicant’s eligibility to receive a credit card and credit limit is determined by its anticipated delinquency ratio over 90 days within one year.

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

Credit Remediation

We believe that by centralizing the management of our non-performing credits within each subsidiary, we can implement uniform policies for non-performing credit resolution, pool institutional knowledge and create a more specialized (and therefore more efficient) work force. Each of our subsidiaries has one or more units that are responsible for managing non-performing loans. At Woori Bank, for example, the Credit Management and Collection Department and the Corporate Restructuring Department generally oversee the process for resolving non-performing loans transferred to them by other Woori Bank business units. When a loan becomes non-performing, the units at our banking subsidiaries that are responsible for monitoring non-performing loans will begin a due diligence review of the borrower’s assets, send a notice demanding payment or stating that the unit will take legal action, and prepare for legal action. At the same time, we initiate our non-performing loan management process. Once we have confirmed the details of a non-performing loan, we make efforts to recover amounts owed to us. Methods for resolving non-performing loans include commencing collection proceedings or legal actions and writing off such loans, transferring them to subsidiaries in charge of collection and authorizing those subsidiaries to recover what they can. We have also disposed of a number of non-performing credits to KAMCO, as well as through non-performing loan joint ventures with several financial institutions and in other asset securitization transactions. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Non-Performing Loans—Non-Performing Loan Strategy.”

Market Risk Management

The principal market risks to which we are exposed are interest rate risk, equity risk and, to a lesser extent, foreign exchange risk and commodity risk. We divide market risk into risks arising from trading activities and risks relating to management of our assets and liabilities. The financial instruments that expose us to market risks are primarily trading and available-for-sale securities and financial derivatives and, with respect to commodity risk, commodity derivatives.

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

Market Risk Management for Trading Activities

We measure market risk from trading activities to monitor and control the risk of our business groups and teams that perform those activities. Our trading activities consist of:

•

trading activities for our own account to realize short-term trading profits in debt (primarily Won-denominated), equity and foreign exchange markets based on our forecasts of changes in market situation and customer demand; and

•

trading activities involving derivatives transactions, including interest rate and foreign exchange swaps, forwards, futures and options and, to a lesser extent, commodity derivatives, primarily to sell derivatives products to our customers and to hedge our own market risk.

Market risk arising from our trading activities can be subdivided into interest rate risk, equity risk, foreign exchange risk and commodity risk:

•

Interest rate risk is a significant risk to which our trading activities are exposed. This risk arises primarily from our debt securities (which are primarily held by Woori Bank). We set different risk limits for our interest rate risk for our trading and non-trading debt portfolios.

•	Equity risk arises from price and volatility fluctuations in equity securities and derivatives.

•

Foreign exchange risk arises from foreign currency-denominated assets and liabilities in both our trading and non-trading accounts and financial derivatives involving foreign currencies, which are not controlled separately on a trading and asset/liability management basis.

•	Commodity risk arises from price and volatility fluctuations in commodity derivatives.

The Group Risk Management Committee monitors market risk both for the group and for each subsidiary individually. See “—Standardization Strategy.” The Group Risk Management Committee has established a maximum “market risk appetite” for each subsidiary, which is defined as the risk capital of a particular subsidiary divided by its available capital. “Risk capital” is a benchmark figure that determines the VaR limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or PVBP) limits (for non-trading available-for-sale assets) for each subsidiary. Available capital generally consists of stockholder’s equity. Using this benchmark, as of December 31, 2007, we have established market risk limits with respect to our subsidiaries as shown in the following table:

	Trading Portfolio						Non-Trading Portfolio
			Accumulated Loss Limit
	VaR Limit		Quarter		Annual		PVBP Limit
	(in billions of Won)
Woori Bank	(Won)	42.0	(Won)	135.5	(Won)	271.0	(Won)	2.35
Kyongnam Bank		3.2		19.4		9.7		0.19
Kwangju Bank		1.5		9.4		4.7		0.23

Each of our subsidiaries generally manages its market risk at the portfolio level, rather than on a credit-by-credit basis. To control its exposure, each of our subsidiaries takes into consideration the VaR limits, accumulated loss limits and PVBP limits set by the Group Risk Management Committee in determining its internal allocation of risk among its various portfolios. Each subsidiary also sets its own stop loss limits with respect to particular types of transactions. Each subsidiary uses an integrated market risk management system to manage market risks for its debt and equity trading operations. This system enables each subsidiary to generate consistent VaR numbers for all of its trading activities.

Value at Risk analysis. We use daily VaR to measure market risk. Our daily VaR is a statistically estimated maximum amount of loss that can occur for a day. We use a 99% confidence level to measure our daily VaR, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days. We use the “variance-covariance method” which takes into account the diversification effects among different risk factors. This method is based on two assumptions: first, that the distribution of risk factors is normal; and, second, that profit and loss is a quadratic function of the returns.

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

The following table shows our daily VaR for each of Woori Bank, Kyongnam Bank and Kwangju Bank as of December 31, 2005, 2006 and 2007 at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk, foreign exchange risk and commodity risk relating to our trading activities.

	Interest Rate Risk		Equity Risk		Foreign Exchange Risk		Commodity Risk	Less: Diversification		VaR for Overall Trading Activities
	(in millions of Won)
As of December 31, 2005
Woori Bank	(Won)	2,139	(Won)	4,088	(Won)	587	—	(Won)	2,221	(Won)	4,593
Kyongnam Bank		359		1,103		35	—		175		1,322
Kwangju Bank		270		105		6	—		6		375
As of December 31, 2006
Woori Bank		3,613		7,107		1,637	—		4,609		7,748
Kyongnam Bank		96		394		46	—		122		414
Kwangju Bank		171		240		6	—		117		300
As of December 31, 2007
Woori Bank		8,452		3,636		1,996	102		5,334		8,851
Kyongnam Bank		43		152		68	—		65		197
Kwangju Bank		46		570		9	—		42		583

Stress test. In addition to VaR, we perform stress testing to measure market risk. As VaR assumes normal market situations, we assess our market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that we take no action during a stress event to change the risk profile of a portfolio. The following table shows, for each identified subsidiary, the loss that would have occurred in its trading portfolio as of December 31, 2007 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%
Woori Bank	(Won)	(20.4)	(Won)	(9.4)	(Won)	(4.2)	(Won)	6.9	(Won)	13.9	(Won)	31.8
Kyongnam Bank		(0.9)		(0.5)		(0.2)		0.2		0.5		0.9
Kwangju Bank		(2.8)		(1.4)		(0.7)		0.7		1.4		2.8

	(in billions of Won, except basis points)
Interest Rate Chart
Basis point fluctuation amount	(60) basis points		(40) basis points		(20) basis points		20 basis points		40 basis points		60 basis points
Woori Bank	(Won)	33.5	(Won)	22.8	(Won)	11.4	(Won)	(11.4)	(Won)	(23.0)	(Won)	(34.6)
Kyongnam Bank		1.1		0.7		0.4		(0.4)		(0.7)		(1.1)
Kwangju Bank		1.6		1.0		0.5		(0.5)		(1.0)		(1.6)

Stop loss limits. Our Subsidiary Risk Management Committees also approves total accumulated loss limits, and the heads of the relevant trading departments in each of our subsidiaries sets its own stop loss limits with respect to particular types of transactions. For example, Woori Bank has stop loss limits for various trading activities, including:

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

Equity Risk

Equity price risk and equity volatility risk result from our subsidiaries’ equity portfolios, which consist mainly of futures contracts and options and Won-denominated equity securities, as a result of the strict limits we have imposed with respect to VaR and accumulated loss imposed by our Subsidiary Risk Management Committees within the overall limits imposed by the Group Risk Management Committee, stop loss limits set by the heads of the relevant trading departments of our subsidiaries, and stress test limits. Equity risk arises in the context of trading activities for our own accounts to realize short-term trading profits with respect to equity and trading activities involving certain derivatives transactions.

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

Each of our subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Counterparties are restricted to domestic and foreign financial institutions and banks with respect to which our subsidiaries have established a foreign exchange dealing limit. Our subsidiaries deal primarily in the Won/U.S. dollar market and their dealings are subject to what we believe are conservative daily maximum and closing limits and stop loss limits. By way of illustration, the following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2007:

	Won/U.S. Dollar Dealing				Dealings in other currencies
	Headquarters				Headquarters				Overseas Branches
	Total		Individual		Total		Individual		Total		Individual
	(in millions of US$)
Open position
Daily maximum limit	US$	1,000	US$	200	US$	200	US$	50	US$	60	US$	15
Daily closing limit		200		50		100		20		30		6
Stop loss:
Daily		2.00		0.50		0.80		0.15		0.24		0.05
Monthly		3.00		0.80		2.00		0.50		0.60		0.15

The following table shows the non-consolidated net open positions of Woori Bank, Kyongnam Bank and Kwangju Bank at the end of 2005, 2006 and 2007. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2005						2006						2007
Currency	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Bank		Kyongnam Bank		Kwangju Bank
	(in millions of US$)
U.S. dollar	US$	37.1	US$	0.6	US$	0.1	US$	145.3	US$	(2.7)	US$	(0.9)	US$	223.1	US$	0.3	US$	(1.6)
Japanese yen		(0.3)		0.4		(0.1)		9.4		1.1		0.0		25.0		(4.1)		0.0
Euro		12.8		(0.7)		0.1		(9.4)		2.8		(0.1)		36.0		(2.6)		(0.1)
Others		(16.1)		(1.5)		(0.5)		12.7		2.8		1.1		30.3		4.8		1.3

Total	US$	65.7	US$	1.8	US$	0.7	US$	158.1	US$	4.0	US$	0.1	US$	314.4	US$	(1.5)	US$	(0.4)

Commodity Risk

Commodity risk represents exposures to instruments traded in the metals, petroleum, natural gas and other commodities markets, and arises principally from Woori Bank’s trading of U.S. dollar-denominated commodity derivatives. Under applicable Korean laws, Woori Bank may only engage in commodity derivative transactions on behalf of its corporate customers for hedging purposes. Woori Bank manages its commodity risk using VaR, accumulated loss and stress test limits.

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

We measure interest rate risk for Won and foreign currency assets and liabilities in our bank accounts (including derivatives) and, in the case of Woori Bank, assets and liabilities in our principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 39.5% of our total deposits in Won as of December 31, 2007). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2007, 93.1% of those deposits had current maturities of one year or less. As of December 31, 2007, approximately 90.7% of our Won-denominated loans bore floating rates of interest, and 57.9% of those loans had current maturities of one year or less.

Interest rate gap analysis measures expected changes in net interest revenues by calculating the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and interest resetting date. Woori Bank, Kyongnam Bank and Kwangju Bank each performs interest rate gap analysis for Won and foreign currency-denominated assets (and, in the case of Woori Bank, trust assets), on a monthly basis. Our subsidiaries report these results to the Group Risk Management Committee on a quarterly basis.

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

•

With respect to maturities of liabilities, for demand deposits with no fixed maturities held by the banks, a portion of the demand deposits are recognized to have maturities of less than three months as calculated in accordance with Financial Services Commission guidelines.

From July 2004, our Group Risk Management Committee established the interest rate risk limit for each of our subsidiaries by directing that the earnings at risk for each subsidiary should be within 5% of the estimated net interest income of such subsidiary for a one-year period. We calculate VaR through our group-wide, standardized asset and liability management system, which uses a Stochastic Simulation to simulate the current portfolio’s net asset value for a one-year holding period at a 99.9% confidence level.

The following tables show, for each of Woori Bank, Kyongnam Bank and Kwangju Bank on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2007:

Woori Bank

	As of December 31, 2007
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	(Won)	3,381	(Won)	431	(Won)	1,352	(Won)	1,660	(Won)	3,360	(Won)	10,183
Market interest rate		112,380		6,197		9,580		10,974		2,712		141,843
Interest rate pegged to customer deposit		323		195		292		93		51		954

Total	(Won)	116,084	(Won)	6,823	(Won)	11,223	(Won)	12,728	(Won)	6,123	(Won)	152,980

Interest rate-sensitive liabilities
Free interest rate	(Won)	8,439	(Won)	2,486	(Won)	3,418	(Won)	5,505	(Won)	10,004	(Won)	29,851
Market interest rate		69,642		15,894		18,625		13,234		6,584		114,979

Total	(Won)	69,081	(Won)	18,379	(Won)	22,043	(Won)	18,739	(Won)	16,588	(Won)	144,830

Sensitivity gap		47,003		(11,556)		(10,820)		(6,012)		10,465)		8,150
Cumulative gap		47,003		35,447		24,627		18,615		10,465)		8,150
% of total assets (1)		27.24%		(6.70)%		(6.27)%		(3.48)%		(6.07)%
Total assets in Won											(Won)	172,545

	As of December 31, 2007
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	1	US$	0	US$	0	US$	1
Market interest rate		12,374		1,914		447		606		957		16,298
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	12,374	US$	1,914	US$	447	US$	606	US$	957	US$	16,299

Interest rate-sensitive liabilities
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		8,188		1,813		1,856		1,559		2,444		15,861

Total	US$	8,188	US$	1,813	US$	1,856	US$	1,559	US$	2,444	US$	15,861

Sensitivity gap		4,185		102		(1,409)		(953)		(1,487)		438
Cumulative gap		4,185		4,287		2,878		1,925		(1,487)		438
% of total assets (1)		17.23%		0.42%		(5.80)%		(3.93)%		(6.12)%
Total assets in US$											US$	24,296

Kyongnam Bank

	As of December 31, 2007
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	(Won)	508	(Won)	279	(Won)	689	(Won)	837	(Won)	1,092	(Won)	3,406
Market interest rate		8,537		648		1,289		1,823		152		12,449
Interest rate pegged to customer deposit		19		11		13		3		1		47

Total	(Won)	9,064	(Won)	938	(Won)	1,992	(Won)	2,663	(Won)	1,244	(Won)	15,901

Interest rate-sensitive liabilities
Free interest rate	(Won)	2,309	(Won)	1,314	(Won)	1,558	(Won)	429	(Won)	2,012	(Won)	7,623
Market interest rate		2,919		779		1,731		1,176		627		7,231

Total	(Won)	5,228	(Won)	2,094	(Won)	3,289	(Won)	1,605	(Won)	2,639	(Won)	14,854

Sensitivity gap		3,836		(1,155)		(1,297)		1,058		(1,394)		1,047
Cumulative gap		3,836		2,680		1,383		2,441		(1,394)		1,047
% of total assets (1)		21.11%		(6.36)%		(7.14)%		5.83%		(7.67)%
Total assets in Won											(Won)	18,169

	As of December 31, 2007
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of US$)
Foreign currency-accounts:
Interest rate-sensitive assets
Free interest rate	US$	612	US$	45	US$	5	US$	0	US$	3	US$	666
Market interest rate		61		0		0		0		2		64
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	674	US$	45	US$	5	US$	0	US$	5	US$	730

Interest rate-sensitive liabilities
Free interest rate	US$	605	US$	93	US$	6	US$	0	US$	0	US$	704
Market interest rate		88		0		0		0		0		88

Total	US$	693	US$	93	US$	6	US$	0	US$	0	US$	792

Sensitivity gap		(19)		(48)		0		0		5		(62)
Cumulative gap		(19)		(67)		(67)		(67)		5		(62)
% of total assets (1)		17.23%		0.42%		(5.80)%		(3.93)%		(6.12)%
Total assets in US$											US$	1,110

Kwangju Bank

	As of December 31, 2007
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	(Won)	461	(Won)	214	(Won)	224	(Won)	372	(Won)	455	(Won)	1,726
Market interest rate		7,645		996		1,238		1,019		195		11,093
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	(Won)	8,106	(Won)	1,210	(Won)	1,462	(Won)	1,390	(Won)	650	(Won)	12,819

Interest rate-sensitive liabilities
Free interest rate	(Won)	3,323	(Won)	1,509	(Won)	1,420	(Won)	728	(Won)	2,353	(Won)	9,333
Market interest rate		1,460		1,076		580		41		503		3,660

Total	(Won)	4,782	(Won)	2,585	(Won)	2,000	(Won)	770	(Won)	2,856	(Won)	12,993

Sensitivity gap		3,324		(1,375)		(538)		621		(2,206)		(174)
Cumulative gap		3,324		1,949		1,411		2,032		(2,206)		(174)
% of total assets (1)		22.88%		(9.46)%		(3.71)%		4.28%		(15.19)%
Total assets in Won											(Won)	14,524

	As of December 31, 2007
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-accounts:
Interest rate-sensitive assets
Free interest rate	US$	612	US$	19	US$	2	US$	0	US$	0	US$	633
Market interest rate		0		0		0		0		0		0
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	612	US$	19	US$	2	US$	0	US$	0	US$	633

Interest sensitive liabilities
Free interest rate	US$	553	US$	193	US$	46	US$	0	US$	0	US$	792
Market interest rate		0		0		0		0		0		0

Total	US$	553	US$	193	US$	46	US$	0	US$	0	US$	792

Sensitivity gap		59		(174)		(44)		0		0		(159)
Cumulative gap		59		(115)		(159)		(159)		0		(159)
% of total assets (1)		17.23%		0.42%		(5.80)%		(3.93)%		(6.12)%
Total assets in US$											US$	815

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, for Woori Bank, Kyongnam Bank and Kwangju Bank on a combined basis, with respect to Won-denominated assets and liabilities, duration gaps and net asset value changes when interest rate increases by one percentage point as of the specified dates:

Date	Interest- earning asset duration	Interest-bearing liability duration	Total asset/ liability duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
December 31, 2004	0.64	0.78	(0.06)	(Won)	74
June 30, 2005	0.61	0.77	(0.14)		102
December 31, 2005	0.56	0.73	(0.14)		140
June 30, 2006	0.62	0.83	(0.20)		259
December 31, 2006	0.60	0.84	(0.21)		298
June 30, 2007	0.60	0.83	(0.17)		306
December 31, 2007	0.57	0.80	(0.18)		373

We set interest rate risk limits using the historical interest rate volatility and the mean reversion speed of three-month certificates of deposit in Korea. The following table shows our interest rate VaR with respect to our Won-denominated assets and liabilities for each of the quarters since the fourth quarter of 2006:

	Fourth Quarter 2006		First Quarter 2007		Second Quarter 2007		Third Quarter 2007		Fourth Quarter 2007		First Quarter 2008
	(in billions of Won, except percentages)
Woori Finance Holdings	(Won)	89.2	(Won)	153.0	(Won)	107.5	(Won)	113.6	(Won)	136.3	(Won)	182.2
Woori Bank		117.2		154.5		138.5		135.7		133.7		208.9
Kyongnam Bank		23.3		18.8		17.4		14.9		12.6		11.8
Kwangju Bank		10.2		11.9		15.7		12.8		13.2		16.0
Volatility		0.348%		0.351%		0.349%		0.349%		0.349%		0.349%
Mean reversion		0.706		0.450		0.500		0.500		0.500		0.500

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

The Financial Services Commission requires each Korean bank to maintain a Won liquidity ratio of not less than 100% (deemed an “advisory ratio”) and to make quarterly reports to the Financial Services Commission. The Financial Services Commission defines the Won liquidity ratio as Won-denominated liquid assets (including marketable securities) due within three months divided by Won-denominated liabilities due within three months. From July to September 2006, the Financial Services Commission required that a Won liquidity ratio of not less than 105% (deemed a “violation warning ratio”) be applied for Won liquidity.

The following table shows the liquidity status and limits for Won accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2007 in accordance with Financial Services Commission regulations:

	3 months or less
	Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank
	(in billions of Won)
Assets (A)	(Won)	113,770	(Won)	100,779	(Won)	6,826	(Won)	6,165
Liabilities (B)		101,877		90,279		6,203		5,395
Liquidity gap		11,893		10,500		623		770
Liquidity ratio (A/B)		111.67%		111.63%		110.04%		114.28%
Limit		100%		100%		100%		100%

The following table shows the liquidity status on a cumulative basis and limits for foreign currency accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2007 in accordance with Financial Services Commission regulations:

	7 days or less								7 days-1 month								1-3 months
	Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Finance Holdings			Woori Bank			Kyongnam Bank			Kwangju Bank
	(in millions of US$)
Foreign currency accounts:
Foreign currency assets	US$	10,610	US$	9,928	US$	577	US$	106	US$	11,635	US$	10,908	US$	632	US$	95	US$	11,449		US$	11,017		US$	227		US$	205
Foreign currency liabilities		7,136		6,509		532		95		10,378		9,747		608		23		14,615			14,182			287			146
Maturity gap		3,474		3,418		45		11		1,257		1,162		24		72		(3,166)			(3,165)			(60)			59
Cumulative gap(A)		3,474		3,418		45		11		4,731		4,580		69		83		1,565			1,415			9			141
Total assets(B)		65,544		61,574		3,182		787		65,544		61,574		3,182		787		65,544			61,574			3,182			787
Liquidity gap ratio (A/B)		5.3%		5.6%		1.4%		1.4%		7.2%		7.4%		2.2%		10.5%		104.9	% (1)		104.6	% (1)		100.6	% (1)		153.4	% (1)
Limits		0%		0%		0%		0%		(10)%		(10)%		(10)%		(10)%		85%			85%			85%			85%

(1)	Liquidity ratios.

Our Subsidiary Risk Management Committees receive reports from our subsidiaries regarding their respective liquidity ratios and liquidity gap ratios on a monthly basis. Based on those reports, each subsidiary’s risk management department reports these results to the Group Risk Management Committee on a quarterly basis.

Operational and Business Risk Management

Operational risk is difficult to quantify and subject to different definitions. We define our operational risk as the risk related to the overall management of the group other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error or non-adherence to systems and procedures, or from fraud or inadequate internal controls and procedures, resulting in financial loss. Woori Bank successfully established its operational risk management system in 2005. In 2006, we completed implementation of various aspects of the operational risk management system (not including the business risk management system) at Kyongnam Bank, Kwangju Bank and Woori Finance Information System, and expect to complete the implementation of such aspects of the operational risk management system at Woori Investment & Securities by the end of 2008.

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

In connection with our disaster recovery capabilities, we are in the process of meeting the guidelines suggested by the Financial Services Commission. These generally require that our disaster and recovery capabilities enable us to recover data and resume operations within three hours with respect to our banking and securities subsidiaries.

The majority of our information technology systems are operated by our subsidiary, Woori Finance Information System. We currently have a “mirror site” in operation with respect to Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities, which backs up transaction information on a real-time basis. We also have a “back-up site” in operation with respect to these subsidiaries, which backs up transaction information on a daily basis. In the first half of 2007, Woori Bank began implementing a business continuity plan to prepare for emergency situations and disasters. See “Item 3D. Risk Factors—Other risks relating to our business—We may experience disruptions, delays and other difficulties from our information technology systems.”

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2007 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As allowed for by the SEC under the current year acquisition scope exception, our management’s assessment of the effectiveness of the internal control over financial reporting excludes the evaluation of the internal control over financial reporting of Kumho Investment Bank Co., Ltd., which was acquired in June 2007, and Woori Financial Co., Ltd., which was acquired in September 2007. These entities represented in the aggregate approximately 1.0% of our total assets as of December 31, 2007 and 0.5% of our net income for year ended December 31, 2007 on a consolidated basis.

Based on this assessment, management believes that, as of December 31, 2007, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2007.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent registered public accountants, Deloitte Anjin LLC, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”), which includes Deloitte Consulting, during the fiscal years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006		2007
	(in millions of Won)
Audit fees	(Won)	5,504	(Won)	5,666
Audit-related fees		111		117
Tax fees		133		159
All other fees		39		—

Total fees	(Won)	5,787	(Won)	5,941

Audit fees in the above table are the aggregate fees billed or expected to be billed by Deloitte in connection with the audit of our annual financial statements, the review of our interim financial statements, and the review of filings with the U.S. Securities and Exchange Commission.

Audit-related fees in the above table are the aggregate fees billed or expected to be billed by Deloitte for agreed upon procedures related to the issuance of comfort letters in connection with the issuance of debt securities.

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

Our audit committee did not pre-approve any non-audit services under the de minimis exception of Rule 2-01(c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.

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

Date: June 25, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Woori Finance Holdings Co., Ltd. and subsidiaries (collectively referred to as the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 (all expressed in Korean Won). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Woori Finance Holdings Co., Ltd. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 , as of January 1, 2007.

Our audits also comprehended the translation of Korean Won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. The translation of the financial statement amounts into United States dollars has been made solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 13, 2008, expressed an unqualified opinion on the effectiveness of the Company‘s internal control over financial reporting.

/s/ DELOITTE ANJIN LLC

Seoul, Korea

June 13, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Woori Finance Holdings Co., Ltd.:

We have audited the internal control over financial reporting of Woori Finance Holdings Co., Ltd. and subsidiaries (collectively referred to as the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Kumho Investment Bank Co., Ltd. and Woori Financial Co., Ltd. (formally, Hanmi Capital Co., Ltd.) which were acquired on June 26, 2007 and September 14, 2007, respectively and whose financial statements constitute 1% of total assets and 0.5% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Kumho Investment Bank Co., Ltd. and Woori Financial Co., Ltd. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated June 13, 2008 expressed an unqualified opinion on those consolidated financial statements, which included explanatory paragraphs related to the Company’s adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, and the translation of financial statement amounts into United States dollars for the convenience of readers in the United States of America.

/s/ DELOITTE ANJIN LLC

Seoul, Korea

June 13, 2008

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2007

	Korean Won		U.S. Dollars
	2006	2007	2007
	(in millions)		(in thousands) (Note 1)
ASSETS
Cash and cash equivalents	7,935,097	11,552,837	12,345,412
Restricted cash	243,427	131,124	140,120
Interest bearing deposits in other banks	1,581,698	2,128,263	2,274,271
Call loans and securities purchased under resale agreements	940,422	1,695,404	1,811,716
Trading assets:
Korea Deposit Insurance Corporation	75,084	29,213	31,217
Unrelated parties	7,500,848	12,143,513	12,976,612
Available-for-sale securities:
Korea Deposit Insurance Corporation	1,587,799	807,604	863,009
Unrelated parties	26,586,101	26,427,228	28,240,252
Held-to-maturity securities (fair value of 8,594,607 million Won at 2006 and 8,119,354 million Won at 2007):
Korea Deposit Insurance Corporation	929,363	788,654	842,759
Unrelated parties	7,684,316	7,427,338	7,936,886
Other investment assets	1,567,724	2,051,232	2,191,956
Loans (net of allowance for loan and lease losses of 1,854,782 million Won at 2006 and 1,735,532 million Won at 2007):
Korea Deposit Insurance Corporation	25,600	25,600	27,356
Directors	39	69	74
Employees	179,806	220,862	236,014
Unrelated parties	131,722,644	157,883,355	168,714,848
Due from customers on acceptances	266,765	248,606	265,661
Premises and equipment, net	2,148,803	2,399,420	2,564,031
Accrued interest and dividends receivable	865,329	950,074	1,015,253
Assets held for sale	81,316	131,560	140,586
Goodwill	38,336	232,340	248,280
Other intangible assets, net	255,589	218,127	233,092
Other assets:
Trust	9,937	9,911	10,591
Unrelated parties	2,855,137	3,372,247	3,603,598

Total assets	195,081,180	230,874,581	246,713,594

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2006 AND 2007

	Korean Won		U.S. Dollars
	2006	2007	2007
	(in millions)		(in thousands) (Note 1)
LIABILITIES
Deposits:
Interest bearing	121,687,884	140,359,376	149,988,647
Non-interest bearing	4,851,466	4,668,371	4,988,641
Call money	2,270,361	3,008,463	3,214,857
Trading liabilities	1,700,934	2,980,702	3,185,191
Acceptances outstanding	266,765	248,606	265,662
Other borrowed funds:
Trust	1,591,324	4,137,759	4,421,628
Unrelated parties	10,433,571	9,794,725	10,466,686
Secured borrowings	2,628,857	3,485,892	3,725,040
Long-term debt	32,297,811	41,336,239	44,172,087
Accrued interest payable	2,339,753	2,892,389	3,090,820
Other liabilities	4,530,799	5,492,223	5,869,013

Total liabilities	184,599,525	218,404,745	233,388,272

Commitments and contingencies (Notes 4 and 36)

Minority interests	55,380	356,009	380,433

STOCKHOLDERS’ EQUITY
Common stock (5,000 Won par value, authorized 2,400 million shares, 806,015,340 shares issued and 806,012,785 shares outstanding at 2006 and 806,015,340 shares issued and 805,988,800 shares outstanding at 2007)	4,030,077	4,030,077	4,306,558
Additional paid-in capital	5,000,548	5,000,970	5,344,058
Retained earnings	579,807	2,413,271	2,578,833
Accumulated other comprehensive income, net of tax	815,861	670,010	715,975
Less: treasury stock, at cost, 2,555 shares at 2006 and 26,540 shares at 2007	(18)	(501)	(535)

Total stockholders’ equity	10,426,275	12,113,827	12,944,889

Total liabilities, minority interests and stockholders’ equity	195,081,180	230,874,581	246,713,594

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Korean Won			U.S. Dollars
	2005	2006	2007	2007
	(in millions, except per share data)			(in thousands, except per share data) (Note 1)
Interest and dividend income
Loans:
Korea Deposit Insurance Corporation	1,160	1,263	1,397	1,493
Directors	5	3	2	2
Employees	6,998	8,761	9,620	10,280
Unrelated parties	5,718,599	7,549,903	9,619,466	10,279,404
Deposits in other banks	45,482	49,381	82,181	87,819
Trading assets:
Korea Deposit Insurance Corporation	11,154	6,279	1,371	1,465
Unrelated parties	147,160	209,516	388,304	414,943
Investment securities:
Korea Deposit Insurance Corporation	139,927	133,586	103,932	111,062
Unrelated parties	1,074,359	1,339,786	1,891,580	2,021,351
Call loans and securities purchased under resale agreements	63,992	66,690	94,619	101,110

Total interest and dividend income	7,208,836	9,365,168	12,192,472	13,028,929

Interest expense
Deposits	2,501,183	3,503,939	4,925,233	5,263,126
Call money	28,739	70,737	96,239	102,841
Other borrowed funds:
Trust	35,597	44,672	179,605	191,927
Unrelated parties	258,246	408,440	443,669	474,106
Secured borrowings	114,344	114,791	179,559	191,878
Long-term debt	789,084	1,322,821	1,831,374	1,957,014

Total interest expense	3,727,193	5,465,400	7,655,679	8,180,892

Net interest income	3,481,643	3,899,768	4,536,793	4,848,037

Provisions
Provision for loan and lease losses	308,499	509,142	218,797	233,807
Provision (reversal of provision) for credit-related commitments	(38,917)	107,065	(54,303)	(58,028)
Other provision	16,489	35,627	35,902	38,365

Total provisions	286,071	651,834	200,396	214,144

Net interest income after provisions for loan and lease losses, credit-related commitments and other	3,195,572	3,247,934	4,336,397	4,633,893

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Korean Won			U.S. Dollars
	2005	2006	2007	2007
	(in millions, except per share data)			(in thousands, except per share data) (Note 1)
Non-interest income
Trust fees, net	13,182	23,616	24,999	26,714
Fees and commission income	1,202,731	1,397,160	1,690,949	1,806,956
Trading revenue, net:
Korea Deposit Insurance Corporation	2,283	(662)	(328)	(350)
Unrelated parties	254,016	331,793	15,456	16,516
Investment securities gain, net:
Korea Deposit Insurance Corporation	669	18	376	401
Unrelated parties	243,506	462,474	257,471	275,135
Other non-interest income	199,544	209,447	232,161	248,088

Total non-interest income	1,915,931	2,423,846	2,221,084	2,373,460

Non-interest expenses
Salaries and employee benefits	1,008,619	1,096,169	1,158,828	1,238,329
Depreciation and amortization	237,599	249,849	289,261	309,105
Other administrative expenses	826,750	860,181	1,001,432	1,070,135
Fees and commissions	213,839	216,461	294,633	314,846
Other non-interest expenses	646,479	675,312	722,733	772,316

Total non-interest expenses	2,933,286	3,097,972	3,466,887	3,704,731

Income before income tax expense and minority interest	2,178,217	2,573,808	3,090,594	3,302,622
Income tax expense	365,656	620,396	837,428	894,879
Minority interests	6,666	2,740	11,360	12,139

Net income	1,805,895	1,950,672	2,241,806	2,395,604

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(3,726)	(7,076)	134	142
Net unrealized gains (losses) on investment securities	110,065	484,018	(145,985)	(156,000)

Total other comprehensive income (loss), net of tax	106,339	476,942	(145,851)	(155,858)

Comprehensive income	1,912,234	2,427,614	2,095,955	2,239,746

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Korean Won			U.S. Dollars
	2005	2006	2007	2007
	(in millions, except per share data)			(in thousands, except per share data) (Note 1)
Earnings per common share
Basic:	2,245	2,420	2,781	2.97

Diluted:	2,241	2,420	2,781	2.97

Weighted average basic common shares outstanding (in thousands)	804,389	806,013	806,000	806,000

Weighted average diluted common shares outstanding (in thousands)	805,866	806,013	806,000	806,000

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income, net of tax	Treasury stock	Total stockholders’ equity
	Shares	Amount
	Korean Won (in millions, except share data)
Balance at January 1, 2005	795,993,011	3,982,278	4,987,848	(2,734,886)	232,580	(3,877)	6,463,943
Exercise of conversion rights during 2005	9,559,782	47,799	14,337	—	—	—	62,136
Capital transactions of affiliates	—	—	(5,595)	—	—	—	(5,595)
Reduction of deficit equity (Notes 24 and 31)	—	—	6,580	—	—	—	6,580
Stock compensation costs	—	—	(2,622)	—	—	—	(2,622)
Reissuance of treasury stock	459,997	—	—	—	—	3,859	3,859
Other comprehensive income, net of tax	—	—	—	—	106,339	—	106,339
Net income	—	—	—	1,805,895	—	—	1,805,895
Dividends (1)	—	—	—	(119,468)	—	—	(119,468)

Balance at December 31, 2005	806,012,790	4,030,077	5,000,548	(1,048,459)	338,919	(18)	8,321,067

Other comprehensive income, net of tax	—	—	—	—	476,942	—	476,942
Net income	—	—	—	1,950,672	—	—	1,950,672
Dividends (1)	—	—	—	(322,406)	—	—	(322,406)

Balance at December 31, 2006	806,012,785	4,030,077	5,000,548	579,807	815,861	(18)	10,426,275

Cumulative adjustment for accounting change	—	—	—	75,266	—	—	75,266

Adjusted balance at January 1, 2007	806,012,785	4,030,077	5,000,548	655,073	815,861	(18)	10,501,541

Purchase of treasury stock	(23,985)	—	—	—	—	(483)	(483)
Other comprehensive income (loss), net of tax	—	—	—	—	(145,851)	—	(145,851)
Capital transactions of affiliates	—	—	422	—	—	—	422
Net income	—	—	—	2,241,806	—	—	2,241,806
Dividends (1)	—	—	—	(483,608)	—	—	(483,608)

Balance at December 31, 2007	805,988,800	4,030,077	5,000,970	2,413,271	670,010	(501)	12,113,827

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income, net of tax	Treasury stock	Total stockholders’ equity
	Shares	Amount
	U.S. Dollars (in thousands, except share data) (Note 1)
Balance at December 31, 2006	806,012,785	4,306,558	5,343,608	619,584	871,833	(19)	11,141,564

Cumulative adjustment for accounting change	—	—	—	80,430	—	—	80,430

Adjusted balance at January 1, 2007	806,012,785	4,306,558	5,343,608	700,014	871,833	(19)	11,221,994

Purchase of treasury stock	(23,985)	—	—	—	—	(516)	(516)
Other comprehensive income (loss), net of tax	—	—	—	—	(155,858)	—	(155,858)
Capital transactions of affiliates	—	—	450	—	—	—	450
Net income	—	—	—	2,395,604	—	—	2,395,604
Dividends (1)	—	—	—	(516,785)	—	—	(516,785)

Balance at December 31, 2007	805,988,800	4,306,558	5,344,058	2,578,833	715,975	(535)	12,944,889

(1)	Dividends paid based on retained earnings in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”)

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Korean Won			U.S. Dollars
	2005	2006	2007	2007
	(in millions)			(in thousands) (Note 1)
Cash flows from operating activities:
Net income	1,805,895	1,950,672	2,241,806	2,395,604
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan and lease losses	308,499	509,142	218,797	233,807
Provision (reversal of provision) for credit-related commitments	(38,917)	107,065	(54,303)	(58,028)
Other provision	16,489	35,627	35,902	38,365
Depreciation and amortization	237,599	249,849	289,261	309,105
Net loss (gain) on derivatives	(149,516)	(84,893)	226,666	242,216
Loss (gain) on redemption of trading securities	128	(12,094)	(16,470)	(17,600)
Net gain on disposal of trading securities	(91,855)	(7,516)	(15,917)	(17,009)
Net loss (gain) on valuation of trading securities	(15,056)	(226,628)	(209,407)	(223,773)
Net gain on redemption of investment securities	(33,299)	(32,040)	(4,855)	(5,188)
Net gain on disposal of investment securities	(107,433)	(386,679)	(751,018)	(802,541)
Net gain on equity method investments	(158,721)	(116,297)	(183,700)	(196,303)
Impairment loss on investment securities	55,278	72,524	681,726	728,495
Net loss (gain) on sale of loans	44,823	25,103	(8,890)	(9,500)
Net loss (gain) on disposal of premises and equipment	1,925	(683)	(254)	(271)
Provision for accrued severance benefits	120,799	108,037	137,647	147,090
Provision for deferred income tax	37,678	67,384	50,549	54,017
Compensation expenses associated with stock option	4,318	196	1,117	1,194
Minority interests in net income of consolidated subsidiaries	6,666	2,740	11,360	12,139
Net changes in:
Trading assets	2,343,455	(2,355,600)	(4,557,877)	(4,870,567)
Accrued interest and dividends receivable	(147,581)	(162,648)	(69,255)	(74,006)
Other assets	(258,700)	(194,911)	(282,224)	(301,587)
Trading liabilities	(288,865)	361,712	1,278,490	1,366,200
Accrued interest payable	14,381	619,191	539,445	576,453
Other liabilities	1,428,879	(105,994)	637,436	681,167
Origination of loans held for sale	(435,575)	(176,208)	(443,617)	(474,051)
Proceeds from sale of loans held for sale	417,812	144,026	393,207	420,183

Net cash provided by operating activities	5,119,105	391,077	145,622	155,611

Cash flows from investing activities:
Net changes in restricted cash	12,202	132,240	112,319	120,024
Net changes in interest-bearing deposits in other banks	(815,726)	(29,092)	(430,629)	(460,172)
Net changes in call loans and securities purchased under resale agreements	73,397	485,222	(746,482)	(797,694)
Net changes in loans	(14,306,603)	(29,831,856)	(25,341,109)	(27,079,612)
Proceeds from sales of available-for-sale securities:
Korea Deposit Insurance Corporation	555,204	185,943	781,179	834,771
Unrelated parties	12,864,615	11,924,852	16,533,299	17,667,556
Purchases of available-for-sale securities:
Korea Deposit Insurance Corporation	(297,112)	—	(973)	(1,040)
Unrelated parties	(18,961,625)	(20,866,386)	(16,258,550)	(17,373,958)
Proceeds from maturities, prepayments and calls of held-to-maturity securities:
Korea Deposit Insurance Corporation	2,003,333	110,445	185,825	198,573
Unrelated parties	6,603,337	3,988,711	2,980,542	3,185,020
Purchases of held-to-maturity securities:
Korea Deposit Insurance Corporation	(264,572)	—	(49,488)	(52,883)
Unrelated parties	(9,556,899)	(3,075,031)	(2,717,365)	(2,903,788)
Net changes in other investments	50,808	(170,684)	(287,784)	(307,527)
Proceeds from sales of premises and equipment	16,343	19,178	5,701	6,092
Purchases of premises and equipment	(155,488)	(253,886)	(219,072)	(234,101)
Business acquisition, net of cash	—	—	(270,804)	(289,382)

Net cash used in investing activities	(22,178,786)	(37,380,344)	(25,723,391)	(27,488,130)

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Korean Won			U.S. Dollars
	2005	2006	2007	2007
	(in millions)			(in thousands) (Note 1)
Cash flows from financing activities:
Net changes in interest-bearing deposits	13,434,113	22,078,958	18,089,956	19,331,007
Net changes in non-interest-bearing deposits	824,237	313,477	(183,095)	(195,656)
Net changes in call money	(363,689)	1,944,660	728,834	778,835
Net changes in other borrowed funds	800,894	2,115,519	1,907,589	2,038,458
Proceeds from secured borrowings	1,934,681	2,100,335	2,724,854	2,911,791
Payments on secured borrowings	(1,730,387)	(2,028,084)	(1,941,052)	(2,074,217)
Proceeds from long-term debt	6,496,326	10,575,187	8,366,236	8,940,197
Payments on long-term debt	(255,904)	(133,650)	(13,722)	(14,663)
Proceeds from reissuance of treasury stock	3,859	—	—	—
Acquisition of treasury stock	—	—	(483)	(516)
Cash dividends paid	(119,468)	(322,406)	(483,608)	(516,785)

Net cash provided by financing activities	21,024,662	36,643,996	29,195,509	31,198,451

Net increase (decrease) in cash and cash equivalents	3,964,981	(345,271)	3,617,740	3,865,932
Cash and cash equivalents, beginning of year	4,315,387	8,280,368	7,935,097	8,479,480

Cash and cash equivalents, end of year	8,280,368	7,935,097	11,552,837	12,345,412

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	3,712,811	4,846,209	7,103,407	7,590,732
Cash paid during the year for income tax	327,373	553,048	787,963	842,021

Acquisitions (Note 3):
Fair value of net assets acquired	50,225	—	88,761	94,850
Goodwill	25,803	—	182,388	194,901
Less: Gain recognized	(40)	—	—	—

Cash paid	75,988	—	271,149	289,751
Less: Cash acquired	(1)	—	—	—

Net cash paid for acquisition	75,987	—	271,149	289,751

Supplemental schedule of non cash investing and financing activities:
Transfer of loans into securities and other investments (Note 12)	553	7	19,473	20,809
Increase (decrease) in cumulative translation adjustments, net of tax	(3,726)	(7,076)	134	142
Increase (decrease) in unrealized gains on investment securities, net of tax	110,065	484,018	(145,985)	(156,000)
Conversion of convertible debentures	62,136	—	—	—
Assets obtained by entering into a capital lease	1,023	6,580	49,895	53,318
Disposal of Woori Securities Co., Ltd.	182,265	—	—	—
Acquisition of Kumho Investment Bank by participating in stock issuance (Note 3)
Fair value of non-cash assets acquired	—	—	873,280	933,191
Fair value of liability assumed	—	—	745,254	796,382

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

1. General Information and Summary of Significant Accounting Policies

Woori Finance Holdings Co., Ltd. (the “Holding Company”) was incorporated under the laws of the Republic of Korea on March 27, 2001, and commenced operations on April 2, 2001, under the Financial Holding Company Act. The Holding Company was established primarily to manage certain banks and other companies acquired by the Korea Deposit Insurance Corporation (“KDIC”) in connection with the 1997 Asian Financial Crisis. As of December 31, 2007, the Holding Company controls the following entities: three commercial banks, which include Woori Bank (formerly known as Hanvit Bank), Kyongnam Bank and Kwangju Bank (collectively referred to as the “Bank Subsidiaries”); Woori Finance Information System Co., Ltd.; Woori F&I Co., Ltd.; Woori Credit Suisse Asset Management Co., Ltd. (formerly known as Woori Asset Management Co., Ltd.); Woori Private Equity Co., Ltd. (“Woori PE”), Woori Financial Co., Ltd. (“Woori Financial,” formerly known as Hanmi Capital Co., Ltd.), and Woori Third Asset Securitization Specialty Co., Ltd.; all collectively referred to as “Woori Subsidiaries.” Several of the Woori Subsidiaries also have other subsidiaries of which the Holding Company is now the ultimate financial holding company. The Holding Company, Woori Subsidiaries and their subsidiaries, consolidated trust accounts (see Note 41), and certain other consolidated variable interest entities (“VIEs”) (see Note 11) are collectively referred to as the “Company.”

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

On December 31, 2001, the commercial banking business of Peace Bank was merged into Woori Bank, and Peace Bank acquired the credit card businesses of Woori Bank and Kwangju Bank on January 31, 2002 and February 28, 2003, respectively, to become Woori Credit Card Co., Ltd. (“Woori Credit Card”), a principal credit card subsidiary of the Holding Company. On March 31, 2004, Woori Credit Card was merged into Woori Bank (see Note 40).

Upon the legal establishment of the Holding Company on March 27, 2001, KDIC transferred all its shares of the five subsidiaries to the Holding Company in exchange for the shares of the Holding Company and KDIC became the sole owner of the Holding Company. On June 24, 2002, the Holding Company listed its shares on the Korea Stock Exchange through a public offering, which included 36 million new shares and 54 million previously issued shares. As a result of the public offering, exercise of stock warrants, conversion of convertible debentures and sale of a portion of common stock held by KDIC, the ownership percentage of KDIC as of December 31, 2007 is 72.97%, not considering treasury stock.

The Company registered with the Securities and Exchange Commission (“SEC”) in the United States of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Risks and uncertainties

Although economic conditions in Korea have improved since the late 1990s, the Company and its customers may continue to be affected by certain adverse economic conditions in Korea and the countries on which Korea heavily depends for its trade. The Company expects economic conditions in the U.S. real estate and credit market to remain uncertain for the foreseeable future which could have adverse effects on the global and Korean economy as well as the Company’s operations. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. If these conditions have an adverse effect on the Company, adjustments to the carrying amount of its loans and investments would be required, and such adjustments could be material to the consolidated financial statements.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term primarily relate to the allowance for credit losses on loans and off-balance sheet credit instruments, investment securities, derivative financial instruments, deferred tax assets, financial instruments with no available market prices, goodwill and other intangibles.

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

Unless otherwise stated herein, all references to 2005, 2006, and 2007 refer to the Company’s fiscal periods ended or the dates, December 31, 2005, December 31, 2006, and December 31, 2007, as the context requires.

In 2007, the Company reclassified deposits for severance payments from restricted cash to other liabilities as a deduction to accrued severance benefits. As a result of the reclassification, total assets decreased by 134,431 million Won as of December, 31, 2007. Such reclassification has no effect on the results of operations for the current year.

Certain reclassifications have been made to previously reported amounts to conform to current presentation. These reclassifications did not have a material impact on the Company’s previously reported consolidated financial position or results of operations.

Principles of consolidation

The consolidated financial statements of the Company include the accounts of the Holding Company and its subsidiaries which are generally controlled through a majority voting interest. The consolidated financial

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

statements also include the accounts of the variable interest entities (“VIEs”) for which the Company has been determined to be the primary beneficiary pursuant to the Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN No. 46R”) (see Note 11). All significant intercompany transactions and balances have been eliminated in the consolidation.

The Company accounts for investments in companies in which it owns a voting or economic interest of 20 to 50 percent but has the ability to exercise significant influence over operating and financing decisions using the equity method of accounting. These investments are reported in other investment assets, and the Company’s proportionate share of income or loss of the equity method investees and gains and losses realized on disposition of investments are reported in “Investment securities gain (loss), net.”

In accordance with FIN No. 46R, the Company evaluates variable interests in entities for which voting interests are not an effective means of identifying controlling financial interests. Variable interests are interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. If the results of the evaluation indicate the existence of a primary beneficiary, which is the enterprise that has a variable interest (or combination of variable interests) that absorbs a majority of the entity’s expected loss, receives a majority of the entity’s expected residual returns, or both, the primary beneficiary is required to consolidate the VIE. The Company determines whether it is the primary beneficiary of a VIE at the time that it becomes involved with the entity and reconsiders whether it is the primary beneficiary if the entity’s governing documents or contractual arrangements are changed in a manner that reallocates the expected losses or residual returns of the VIE between the existing primary beneficiary and other unrelated parties. The Company also reconsiders whether it is the primary beneficiary of an unconsolidated VIE if the Company disposes of or acquires additional variable interests in the VIE.

Purchase accounting and deficit equity

The purchase of a controlling interest in the banks described above constituted a significant event that warranted a revaluation of the assets and liabilities of the acquired banks. In valuing the assets and liabilities of the acquired banks, the measurement guidelines of Accounting Principles Board (“APB”) Opinion No. 16, “Business Combinations” were followed, including recognizing the fair value of those identifiable intangibles that could be reliably measured, such as core deposit intangible assets. The amount resulting from liabilities in excess of identified assets of the acquired banks has been classified as “deficit equity” in accordance with Emerging Issue Task Force (“EITF”) Issue No. 85-41, “Accounting for Savings and Loan Associations under FSLIC Management Consignment Program.” No goodwill was recorded in connection with these transactions. The values assigned represent the new cost basis of the assets. Deficit equity is presented as a reduction of “Additional paid-in capital” (“APIC”) (see Note 24).

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Other identifiable intangible assets consist primarily of exclusive contractual right, capitalized software costs and core deposit intangible. The exclusive contractual right is a conditional transfer of cash or other assets to the municipal government or non-profit organizations in exchange for exclusive contractual right of acting as a main bank for the municipal government or non-profit organizations. Core deposit intangible reflects the estimated fair value of the acquired demand deposits and savings accounts which the Company expects to maintain for an extended period of time because of the generally stable customer relationships. The exclusive contractual right is being amortized over its estimated useful life ranging from 3 to 20 years and the capitalized software costs are being amortized over its estimated useful life ranging from 3 to 5 years, using the straight-line method. The core deposit intangible assets are amortized over their estimated useful lives in proportion to the estimated run-off of depositors on an accelerated basis. The estimated periods to be benefited by the core deposit intangible assets range from 5 to 10 years. The Company has no intangible asset with an indefinite useful life.

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

Cash and cash equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents are comprised of cash on hand and cash items in the process of collection. All such amounts have an original maturity of three months or less at the time of purchase. Cash and cash equivalents also include reserve deposits which consist mainly of deposits with the Bank of Korea (“BOK”), which is the central bank in the Republic of Korea.

Under the Bank of Korea Act, Korean banks are required to maintain certain minimum reserves on deposit with the BOK on an average balance basis for a certain period of time based on the average balance of deposits and certain other factors. There are similar reserve deposit requirements for foreign subsidiaries and branches engaged in banking businesses in foreign countries. As of December 31, 2006 and 2007, the reserve funds maintained by the Company, which were included in “Cash and cash equivalents” were 3,675,877 million Won and 7,148,300 million Won, respectively.

Restricted cash

Restricted cash is cash upon which withdrawal restrictions are imposed primarily due to banking regulations and pledges for certain contracts. Restricted cash consists of funds deposited primarily for certain contracts such as derivatives and borrowings.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Trading assets and liabilities also include derivatives used for trading purposes and for non-trading purposes that do not qualify for hedge accounting treatment and foreign exchange spot contracts, which the Company carries at fair value. Trading and non-trading derivatives include interest rate and foreign currency swaps, credit indexed contracts, equity conversion options, puts and calls, warrants, and futures and forwards. The Company recognizes changes in the fair value of trading and non-trading derivatives that do not qualify for hedge accounting treatment and foreign exchange spot contracts as they occur in “Trading revenue, net.”

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

Securities not classified as held-to-maturity or trading are designated as available-for-sale. Available-for-sale securities include those bonds obtained through private offering. Premiums and discounts for debt securities are amortized or accreted, respectively, using the effective interest rate method. Realized gains and losses on the sales of securities are determined using the specific identification method for debt securities and the moving average method for equity securities and are included in “Investment securities gain (loss), net.” Available-for-sale securities are reported at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “Accumulated other comprehensive income, net of tax.” The declines in the fair value of individual available-for-sale securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value.

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

Management evaluates investments in a loss position for other-than temporary impairment. Declines in fair value of individual available-for-sale securities and held-to-maturity securities below their amortized cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors considered in determining whether such declines in value are other than temporary include the length of time and extent to which fair value is less than cost, the status, financial condition and near-term prospects of the issuer, the status

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

of the security, the Company’s intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and the conditions of the Korean and overseas economies. Management continues to closely monitor and evaluate these securities for impairment that is other than temporary. Unrealized losses for other than temporary impairment on debt and equity securities are recognized in current period earnings under “Investment securities gain (loss), net.”

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

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

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

Loans are charged off if they are deemed to be uncollectible. Consumer and credit card loans are charged-off at more than 180 days past due.

Allowance for credit-related commitments and repurchase obligations

The allowance for credit-related commitments is maintained at a level believed by management to be sufficient to absorb estimated probable losses inherent in the off-balance sheet commitments which includes

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

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

Assets held for sale

Certain assets to be disposed of are classified as held for sale in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” These assets are carried at the lower of aggregate cost or market value; accordingly, a loss is recognized for any initial or subsequent write-down to fair value less estimated selling costs.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Assets acquired through a loan foreclosure are initially recorded at fair value, less estimated selling costs, at the date of acquisition and are classified as held for sale. After acquisition, such assets are carried at the lower of their carrying amounts or fair values as determined by their estimated public auction price, net of selling costs.

Loans are designated as held for sale when the Company has a positive intent to sell the loans in the foreseeable future. Loans held for sale include mortgage loans and are carried at the lower of aggregate cost or market value as determined on an aggregate basis. Loans held for sale are included in “Assets held for sale.”

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

Derivatives designated as hedges must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be formally designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively at inception and on a regular basis quantitative measures of correlation.

For the years ended December 31, 2006 and 2007, the Company has entered into only fair value hedge relationships whereby the Company enter into a derivative contract, the derivative instrument is designated as: (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment . Changes in the fair value of the derivatives and the related hedged items are recognized currently in earnings. The Company applied fair value hedge accounting for the interest rate swap transactions that qualified for the short-cut method of hedge accounting. Since no ineffectiveness was assumed for those transactions, no ineffective portion was recognized in earnings for the years ended December 2005, 2006, and 2007.

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

Fair value hedges are accounted for by recording the fair value of the financial derivative instrument and the change in fair value of the asset or liability being hedged on the consolidated balance sheet with the net difference, or hedge ineffectiveness, reported as fair value adjustments of financial derivatives in other expense excluding interest in the consolidated statement of income (loss). Cash payments or receipts and related accruals during the reporting period on derivatives included in fair value hedge relationships are recorded as an adjustment to interest income on the hedged asset or liability. If a financial derivative in a fair value hedging relationship is no longer effective, de-designated from its hedging relationship or terminated, the Company discontinues fair value hedge accounting for the derivative and the hedged item. Changes in the fair value of these derivative instruments no longer designated in an accounting hedge relationship are recorded in gain (loss) on loans and securities, net, in the consolidated statement of income (loss). The accumulated adjustment of the carrying amount of the hedged interest-earning asset or liability is recognized in earnings as an adjustment to interest income over the expected remaining life of the asset using the effective interest method.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Cash flow hedges are accounted for by recording the fair value of the financial derivative instrument as either a freestanding asset or a freestanding liability in the consolidated balance sheet, with the effective portion of the change in fair value of the financial derivative recorded in AOCI, net of tax in the consolidated balance sheet. Amounts are then included in operating interest expense as a yield adjustment in the same period the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the financial derivative is reported as fair value adjustments of financial derivatives in other expense excluding interest in the consolidated statement of income (loss). If it becomes probable that a hedged forecasted transaction will not occur, amounts included in AOCI related to the specific hedging instruments are reported as gain (loss) on loans and securities, net in the consolidated statement of income (loss). Derivative gains and losses that are not held as accounting hedges are recognized as gain (loss) on loans and securities, net in the consolidated statement of income (loss) as these derivatives do not qualify for hedge accounting under SFAS No. 133, as amended. If a financial derivative ceases to be highly effective as a hedge, hedge accounting is discontinued prospectively and the financial derivative instrument continues to be recorded at fair value with changes in fair value being reported in the gain (loss) on loans and securities, net line item in the consolidated statement of income (loss).

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

Certain types of the Company’s hedge relationships have qualified as hedges under the short-cut method. The short-cut method assumes no ineffectiveness in a hedging relationship involving an interest rate swap and an interest-bearing asset or liability. The changes in the fair value of the derivatives and the changes in the fair value of the hedged item attributable to the risk being hedged will be completely offset at the hedge’s inception and on an on-going basis. Under the short-cut method, among other requirements, the critical terms of the derivative instrument and the hedged item should be initially the same and subsequently stay the same throughout the hedge’s life and such needs to be documented to support the ongoing application of hedge accounting.

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

Fees and commission income

Fees and commissions primarily consist of credit card fees, fees on guarantees and import/export letters of credit, and commissions received on remittance, cash dispenser service, cash management services and others. Such fees are recognized when earned.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Fair value of financial instruments

SFAS No. 107—“Disclosures about Fair Value of Financial Instruments” requires disclosure of fair value information for financial instruments, whether or not recognized in the consolidated balance sheets, where it is practicable to estimate such value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Generally, for assets that are reported at fair value, the Company uses quoted market prices or internal valuation models to estimate their fair value. These models incorporate inputs such as forward yield curves, market volatilities and pricing spreads, utilizing market-based inputs where readily available. The degree of management judgment involved in estimating the fair value of a financial instrument or other asset is dependent upon the availability of quoted market prices or observable market value inputs. For financial instruments that are actively traded in the marketplace or whose values are based on readily available market value data, little judgment is necessary when estimating the instrument’s fair value. When observable market prices and data are not readily available, significant management judgment often is necessary to estimate fair value. In those cases, different assumptions could result in significant changes in valuation. These instruments were valued using pricing models and discounted cash flow methodologies incorporating assumptions that, in management’s judgment, reflect the assumptions a marketplace participant would use at December 31, 2007.

The estimated fair value amounts for 2006 and 2007 have been measured as of year-end, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those dates. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different from the amounts reported at year-end. The fair value of financial instruments and the methods and assumptions used in estimating fair value amounts are detailed in Note 34.

Stock-based compensation

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Income tax

The Company accounts for income taxes in accordance with SFAS No. 109—“Accounting for Income Taxes” as interpreted by FASB Interpretation No. 48, which prescribe two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating loss, and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

In accordance with tax regulations in the Republic of Korea, income tax is calculated for each individual legal entity in the Company on a standalone basis. As a result, losses incurred by subsidiaries cannot be offset against profits earned by any other profitable subsidiaries. Deferred income taxes are provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred income tax benefit or expense is then recognized for the changes in deferred tax assets or liabilities between periods. Currently enacted tax rates are used to determine deferred tax amounts.

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

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), which set outs a consistent framework to determine the appropriate level of tax reserve for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured as the highest tax benefit which is greater than 50% likely to be realized. The difference between the benefit recognized for a position in accordance with FIN 48 and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

The Company adopted FIN 48 effective January 1, 2007, and the adoption resulted in an increase in the beginning balance of retained earnings as of January 1, 2007 of 75,266 million Won and a decrease in net income in 2007 of 39,092 million Won. Additionally, in connection with the adoption of FIN 48, the Company elected to classify interest and penalties related to tax positions as a component of income tax expense. See Note 31 to the consolidated financial statements for further details of the Company’s provision and related income tax assets and liabilities.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

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

Earnings per share

Basic earnings per share (“EPS”) is computed by dividing the net income applicable to common shares by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and has been computed after giving consideration to the weighted average dilutive effect of the Company’s stock compensation awards and convertible bonds.

Transfer of financial assets

The Company records a transfer of financial assets as a sale when it surrenders control over those financial assets to the extent that consideration other than beneficial interests in the transferred asset is received in exchange. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. The Company considers control surrendered when all conditions prescribed by SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement 125,” are met. Those conditions focus on whether the transferred financial assets are isolated beyond the reach of the Company and its creditors, the constraints on the transferee or beneficial interest holders, and the Company’s rights and obligations to reacquire transferred financial assets. As appropriate, the Company obtains legal opinions supporting the conclusion that any transferred financial assets are isolated beyond the reach of the Company and its creditors.

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

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

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

United States dollar amounts

The Company operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar,” “US$”) amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in U.S. dollars at the rate of 935.80 Won to US$1.00, the noon buying exchange rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. dollars should not be construed as representations that the Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

2. Recent Accounting Pronouncements

FASB Statement (SFAS) No. 157, “Fair Value Measurements”

On September 15, 2006, the FASB issued SFAS No. 157—“Fair Value Measurements” which enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of SFAS No. 157, guidance for applying fair value was incorporated in several accounting pronouncements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure on the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. SFAS No. 157 is effective for the Company’s fiscal year beginning January 1, 2008, and requires that cumulative effect of the adoption be reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting SFAS No. 157 on the Company’s consolidated financial condition, operating results and cash flows.

FASB Statement (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

The FASB has issued SFAS No. 159—“The Fair Value Option for Financial Assets and Financial Liabilities,” which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing companies to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, companies that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 also establishes presentation and disclosure requirements to help financial statement users understand the effect of the company’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. SFAS No. 159 is effective for the Company’s fiscal year beginning January 1, 2008, and requires that the cumulative effect of the adoption be reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting SFAS No. 159 on the Company’s consolidated financial condition, operating results and cash flows.

FASB Staff Position (“FSP”) FIN 39-1, “Amendment of FASB Interpretation No. 39—Offsetting of Amounts Related to Certain Contracts”

In April 2007, the FASB issued FASB Staff Position (“FSP”) No. FIN 39-1—“Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”). FSP FIN 39-1 amends certain provisions of FIN 39—“Offsetting of Amounts Related to Certain Contracts,” and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The Company is currently evaluating the impact and timing of adoption of FSP FIN 39-1, but does not expect that it will have a significant impact on the Company’s consolidated financial condition and results of operations.

Emerging Issues Task Force (EITF) 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards”

On June 27, 2007, the FASB ratified the Emerging Issues Task Force (“EITF”) consensus on Issue No. 06-11—“Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards”

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(“EITF 06-11”). Effective January 1, 2008, EITF 06-11 requires on a prospective basis that the tax benefit related to dividend equivalents paid on restricted stock and restricted stock units which are expected to vest be recorded as an increase to additional paid-in capital. The Company is currently evaluating the impact of adopting EITF 06-11 on the Company’s financial condition, results of operations and cash flows.

Statement Of Position (SOP) 07-1, “Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” and FSP FIN 46R-7, “Application of FIN 46R to Investment Companies”

In July 2007, the AICPA issued Statement of Position 07-1—“Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”), which was expected to be effective for fiscal years beginning on or after December 15, 2007. However, in February 2008, the FASB delayed the effective date indefinitely by issuing an FSP SOP 07-1-1—“Effective Date of AICPA Statement of Position 07-1.” SOP 07-1 sets forth more stringent criteria for qualifying as an investment company than does the predecessor audit guide. In addition, SOP 07-1 establishes new criteria for a parent company or equity method investor to retain investment company accounting in their consolidated financial statements. Investment companies record all their investments at fair value with changes in value reflected in earnings.

In May 2007, the FASB issued FSP FIN 46R-7—“Application of FIN 46R to Investment Companies” (“FSP FIN 46R-7”) which amends FASB Interpretation No. 46 (revised December 2003)—“Consolidation of Variable Interest Entities (“FIN 46R”) to make permanent the temporary deferral of the application of FIN 46R to entities within the scope of the revised audit guide under SOP 07-1. FSP FIN 46R-7 is effective upon adoption of SOP 07-1.

In February 2008, the FASB issued FSP SOP 07-1-1 which delays indefinitely the effective date of SOP 07-1. The delay is intended to allow the FASB staff time to consider a number of significant issues relating to the implementation of SOP 07-1. As a result, the FASB also determined that early adoption of SOP 07-1 would be prohibited.

Staff Accounting Bulletin (SAB) No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings”

On November 5, 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 109—“Written Loan Commitments Recorded at Fair Value Through Earnings” (“SAB 109”). SAB 109 requires that the expected net future cash flows related to servicing of a loan be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The adoption of SAB 109 is on a prospective basis and effective for the Company’s loan commitments measured at fair value through earnings which are issued or modified on or after January 1, 2008. The Company is currently evaluating the impact and timing of the adoption of SAB 109, but does not expect that it will have a significant impact on the Company’s financial condition, results of operations and cash flows.

FASB Statement (SFAS) No. 141(R), “Business Combinations”

On December 4, 2007, the FASB issued SFAS No. 141—“Business Combinations.” SFAS 141R modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS No. 141R requires the expensing of

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS No. 141R also modifies the accounting for certain acquired income tax assets and liabilities. SFAS No. 141R is effective for new acquisitions consummated on or after January 1, 2009 and early adoption is not permitted. The Company is currently evaluating the impact of adopting SFAS No. 141R on the Company’s consolidated financial condition, operating results and cash flows.

FASB Statement (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements”

On December 4, 2007, the FASB issued SFAS No. 160—“Noncontrolling Interests in Consolidated Financial Statements.” SFAS No. 160 requires all entities to report noncontrolling (i.e., minority) interests in subsidiaries as equity in the consolidated financial statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS No. 160 also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective for the Company’s financial statements for the year beginning on January 1, 2009 and earlier adoption is not permitted. The Company is currently evaluating the impact of adopting SFAS No. 160 on the Company’s consolidated financial condition, operating results and cash flows.

FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”

On February 20, 2008, the FASB issued FSP FAS 140-3—“Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” The objective of this FSP is to provide implementation guidance on whether the security transfer and contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate de-linked transactions. Current practice records the transfer as a sale and the repurchase agreement as a financing. The FSP FAS 140-3 requires the recognition of the transfer and the repurchase agreement as one linked transaction, unless all of the following criteria are met: (1) the initial transfer and the repurchase financing are not contractually contingent on one another; (2) the initial transferor has full recourse upon default, and the repurchase agreement’s price is fixed and not at fair value; (3) the financial asset is readily obtainable in the marketplace and the transfer and repurchase financing are executed at market rates; and (4) the maturity of the repurchase financing is before the maturity of the financial asset. The scope of this FSP is limited to transfers and subsequent repurchase financings that are entered into contemporaneously or in contemplation of one another. The FSP FAS 140-3 is effective on January 1, 2009. Early adoption is prohibited. The Company is currently evaluating the impact of adopting FSP FAS 140-3 on the Company’s consolidated financial condition, operating results and cash flows.

FASB Statement (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities”

In March 2008, FASB issued SFAS No. 161—“Disclosures about Derivative Instruments and Hedging Activities,” which modified the existing disclosure requirements in FASB No. 133—“Accounting for Derivative Instruments and Hedging Activities.” FASB No. 161 enhances disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. FASB No. 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. FASB No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Also, SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”

On April 25, 2008, the FASB issued FSP FAS 142-3—“Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” The objective of this FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows under to measure the fair value of the asset under SFAS No. 141R, “Business Combinations,” and other U.S. generally accepted accounting principle. The FSP FAS 142-3 is effective on January 1, 2009. Early adoption is prohibited. The Company is currently evaluating the impact of adopting FSP FAS 142-3 on the Company’s consolidated financial condition, operating results and cash flows.

3. Business Developments

Woori Investment & Securities Co., Ltd.

In 2004, the Holding Company acquired 32,877,487 shares of LG Investment & Securities Co., Ltd. (“LG Securities”)’s common stock for 352,571 million Won. Subsequently, on March 31, 2005, LG Securities acquired and assumed substantially all of the assets and liabilities of Woori Securities Co., Ltd. (“Woori Securities”) by exchanging one common share of Woori Securities for 0.654 shares of LG Securities. Upon the consummation of the merger, the combined entity changed its name to “Woori Investment & Securities Co., Ltd.” The Holding Company additionally acquired 1,050,000 shares of common stock of Woori Investment & Securities Co., Ltd. through over-the-counter trading in the market on April 12, 2005. As of December 31, 2007, the Holding Company owned 34.96% of the voting rights of Woori Investment & Securities Co., Ltd. The Company accounts for the investments in Woori Investments & Securities Co., Ltd. under the equity method.

Acquisition of LG Investment Trust Management Co., Ltd. and joint venture agreement with Credit Suisse Group

On May 6, 2005, the Holding Company acquired 5,400,000 shares of LG Investment Trust Management Co., Ltd. (“LG Trust”)’s common stock from Woori Investment & Securities Co., Ltd. for 72,948 million Won. As a result of the acquisition, the Holding Company obtained control over LG Trust owning 90.00% of the voting rights. On May 31, 2005, LG Trust merged with Woori Investment Trust Management Co., Ltd. (“Woori Trust”), a wholly owned subsidiary of the Holding Company, and changed its name to “Woori Asset Management Co., Ltd. (“Woori Asset Management”)” Subsequently, through the purchases and retirements of minority interests of Woori Asset Management, the Holding Company wholly owned Woori Asset Management and recognized 26,196 million Won of goodwill.

On April 11, 2006, Woori Asset Management and Credit Suisse Asset Management International Holdings, a wholly-owned subsidiary of Credit Suisse Group, entered into a joint venture agreement. On May 30, 2006, according to the agreement, 30.0% of the Holding Company’s stake in Woori Asset Management was transferred to Credit Suisse Asset Management International Holdings. Subsequently, Woori Asset Management was renamed “Woori Credit Suisse Asset Management Co., Ltd.” (“Woori CS”). As of December 31, 2007, the Holding Company owned 70% of the voting right of Woori CS.

New Establishment in 2005

On October 24, 2005, the Holding Company incorporated Woori PE with initial paid-in capital amounting to 10,000 million Won for the purpose of specializing in investments in various foreign and domestic private equity

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

funds. As of December 31, 2007, common stock of Woori PE, which is wholly owned by the Holding Company, amounted to 10,000 million Won, consisting of 2,000,000 shares issued and outstanding.

New Establishments in 2006

On May 19, 2006, Woori Bank established Korea BTL Infrastructure Fund (“Korea BTL”) in accordance with the Act on Business of Operating Indirect Investment and Assets and Act on Private Investment in Infrastructure. Korea BTL is engaged in the business of corporate investments and intends to conduct private investments in infrastructure projects in accordance with the Act on Private Investment in Infrastructure. As of December 31, 2007, Korea BTL’s common stock, which is wholly owned by Woori Bank, amounted to 121,168 million Won, consisting of 24,233,666 shares issued and outstanding.

Woori Private Equity Fund (“Woori PEF”) established on June 23, 2006, has been engaged in private equity investments and Woori PE is its general partner. As of December 31, 2007, Woori PEF’s common stock amounted to 210,178 million Won, consisting of 210,178 shares issued and outstanding and Woori Subsidiaries owned 97,747 shares or 46.51% of shares of Woori PEF. In addition, Woori Investment & Securities Co., Ltd., an equity method investee, owned 30,549 shares or 14.53% of Woori PEF.

On August 23, 2006, Woori Bank established Woori Global Markets Asia Limited (“WGMA”), which is a deposit-taking company registered under the Banking Ordinance in Hong Kong and engaged in the business of lending and deposit-taking. As of December 31, 2007, WGMA’s common stock, which is wholly owned by Woori Bank, amounted to 46,500 million Won, consisting of 50,000,000 shares issued and outstanding.

Acquisition of Kumho Investment Bank Co., Ltd.

On June 26, 2007, Woori PEF completed its acquisition of Kumho Investment Bank Co., Ltd. (“Kumho Investment Bank”), a merchant banking company operating 3 branches in Korea. Under the terms of the agreement, PEF solely participated in stock issuance which issued 7,100,000 shares, 41.43% of total shares of Kumho Investment Bank stock at 8,920 Won per share. Total cost of acquisition was 63,332 million Won. In connection with the acquisition, the Company recorded core deposit intangibles and goodwill amounting to 600 million Won and 11,431 million Won, respectively.

Woori PEF is determined to hold substantive control over Kumho Investment Bank since Woori PE, a general partner of PEF, has the right to elect majority members, including CEO, of Kumho’s board of directors through the agreement between Woori PE and Kumho Asiana, the second largest stockholder.

Acquisition of Woori Financial Co., Ltd.

On September 14, 2007, the Holding Company completed its acquisition of Woori Financial a leasing and commercial lending company operating 17 branches in Korea. Under the terms of the agreement, the Holding Company acquired 8,499,955 shares of Woori Financial. Total cost of acquisition was 271,149 million Won. In connection with the acquisition, the Company recorded customer relationship intangibles and goodwill amounting to 11,497 million Won and 182,388 million Won, respectively.

New Establishments in 2007

On October 26, 2007, Woori Bank established Woori Bank China Limited (“Woori Bank China”), to engage in the business of deposit taking, lending, private banking service, and credit card service for the purpose of expanding its share in China and the global market. As of December 31, 2007, Woori Bank China’s common stock, which is wholly funded by Woori Bank, amounted to 294,336 million Won (2,400 million RMB).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

On December 28, 2007, Woori Bank established Zao Woori Bank Russia Limited (“Zao Bank”), to engage in the business of deposit taking, lending, remittance and export-import banking for the purpose of expanding its share in Russia and the global market. As of December 31, 2007, Zao Bank’s common stock, which is wholly owned by Woori Bank, amounted to 19,020 million Won (500 million RUB).

4. Transactions with Korea Asset Management Corporation

Prior to 2000, the Company sold certain non-performing loans to Korea Asset Management Corporation (“KAMCO”). The sales agreements allowed KAMCO to require the Company to repurchase certain loans. Such loans amounted to 7,775 million Won and 7,368 million Won as of December 31, 2006 and 2007, respectively. As of December 31, 2006, the Company has recorded a liability of 978 million Won representing its estimated recourse obligation under the sales agreements. There is no recorded recourse liability as of December 31, 2007 since the Company does not expect KAMCO to require the Company to repurchase outstanding loans.

KAMCO is an entity owned by the Korean government and was established to purchase, manage and dispose of non-performing assets in the Korean financial sector. Its purpose is to minimize restructuring costs within the Korean financial sector, maximize the recovery of non-performing assets and restore soundness to the Korean financial sector. Sales to KAMCO have been recorded as “true sales” based on the criteria of SFAS No. 140.

5. Restricted Cash

The following table presents the restricted cash as of December 31:

	Korean Won (in millions)
	2006	2007
Deposits for severance payments (1)	140,375	—
Deposits related to derivatives contracts	96,917	129,994
Deposits for guarantee of payment for secured borrowings	5,746	731
Other	389	399

Total restricted cash	243,427	131,124

(1)	Deposits for severance payments in 2007 amounts to 134,431 million Won, which is deducted from accrued severance benefits in other liabilities.

In 2007, the Company reclassified deposits for severance payments from restricted cash to other liabilities as a deduction to accrued severance benefits. As a result of the reclassification, total assets decreased by 134,431 million Won as of December 31, 2007. Under the Korean National Pension Fund Law, the Company is required to pay a certain percentage of employee severance benefits to the National Pension Fund prior to April 1999. Additionally, the Company contributes voluntarily a certain percentage of employee severance benefits to a severance insurance deposit account maintained for the benefit of employees at an insurance company. The severance insurance deposit can only be used for the payment of severance plan obligations once the amount has been contributed; thus the Company deducts contributions made to the National Pension Fund and the severance insurance deposit from its accrued employee severance plan obligations. Such reclassification has no effect on the results of operations for the current year. Reclassifications have not been made to previously reported amounts as such reclassifications would not have a material impact on the Company’s previously reported consolidated financial position or results of operations.

The deposits related to derivatives contracts are generally restricted until the related derivatives contracts expire. Also, the Company made deposits as collateral for senior collateralized loan obligations.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

6. Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following as of December 31:

	Korean Won (in millions)
	2006	2007
Call loans	731,999	1,656,904
Securities purchased under resale agreements	208,423	38,500

Total	940,422	1,695,404

7. Trading Assets and Liabilities

The following table presents trading assets and liabilities as of December 31:

	Korean Won (in millions)
	2006	2007
Trading assets:
Debt securities
Korean treasury and government agencies	1,592,120	2,387,736
Corporate	3,200,414	5,660,763
Financial institutions	666,220	936,926
Equity securities	636,398	322,543
Beneficiary certificates (1)	127,566	347,914

Total debt and equity instruments	6,222,718	9,655,882

Foreign exchange spot contracts	865	5,668
Derivative instruments
Foreign currency derivatives	1,043,338	1,831,774
Interest rate derivatives	160,544	525,533
Credit derivatives	1,751	76
Equity derivatives	141,748	55,169
Commodity derivatives	4,968	94,860
Other derivatives	—	3,764

Total derivative instruments and foreign exchange spot contracts	1,353,214	2,516,844

Total trading assets	7,575,932	12,172,726

Trading liabilities:
Foreign exchange spot contracts	1,639	3,796
Derivative instruments
Exchange rate derivatives	931,156	1,732,040
Interest rate derivatives	292,362	636,660
Credit derivatives	—	128,163
Equity derivatives	470,809	383,267
Commodity derivatives	4,968	93,012
Other derivatives	—	3,764

Total trading liabilities	1,700,934	2,980,702

(1)

Beneficiary certificates, which meet the definition of securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” are beneficial interests in the investment pool in the form of certificates.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

8. Trading Revenue, Net

The following table presents net trading related revenue for the years ended December 31:

	Korean Won (in millions)
	2005	2006	2007
Debt securities	(44,582)	29,902	(46,554)
Equity securities	121,978	12,027	65,023
Beneficiary certificates	10,458	(572)	(17,814)
Foreign exchange spot contracts	18,929	204,881	241,139
Derivative instruments	149,516	84,893	(226,666)

Total net trading related revenue	256,299	331,131	15,128

For the years ended December 31, 2005, 2006 and 2007, net unrealized holding gains (losses) on trading securities of (3,873) million Won, 21,746 million Won and (31,732) million Won, respectively, were included in “Trading revenue, net.”

9. Investment Securities

As of December 31, 2006, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	11,741,611	13,239	(26,292)	11,728,558
Corporate	6,938,505	38,070	(108,877)	6,867,698
Financial institutions	5,681,107	3,489	(9,391)	5,675,205
Asset-backed securities	1,478,660	2,325	(10,591)	1,470,394
Foreign governments	46,045	424	(2)	46,467
Equity securities	398,728	1,206,764	(195)	1,605,297
Beneficiary certificates	749,971	33,824	(3,514)	780,281

Total available-for-sale securities	27,034,627	1,298,135	(158,862)	28,173,900

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	7,039,381	13,660	(31,012)	7,022,029
Corporate	21,375	187	—	21,562
Financial institutions	1,414,789	2,111	(5,111)	1,411,789
Asset-backed securities	54,868	1,844	(233)	56,479
Foreign governments	83,266	—	(518)	82,748

Total held-to-maturity securities	8,613,679	17,802	(36,874)	8,594,607

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

As of December 31, 2007, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	10,586,979	12,622	(47,004)	10,552,597
Corporate	6,983,571	42,627	(119,326)	6,906,872
Financial institutions	5,324,755	2,364	(24,225)	5,302,894
Asset-backed securities	1,616,302	3,705	(4,671)	1,615,336
Foreign governments	18,221	123	(1)	18,343
Equity securities	635,869	1,035,088	(18,130)	1,652,827
Beneficiary certificates	1,138,836	47,248	(121)	1,185,963

Total available-for-sale securities	26,304,533	1,143,777	(213,478)	27,234,832

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	6,413,103	2,791	(73,256)	6,342,638
Corporate	56,329	969	(337)	56,961
Financial institutions	1,585,421	245	(26,559)	1,559,107
Asset-backed securities	45,492	—	(382)	45,110
Foreign governments	115,647	1	(110)	115,538

Total held-to-maturity securities	8,215,992	4,006	(100,644)	8,119,354

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

The Bank of Korea (“BOK”), the Korea Development Bank (“KDB”), and KAMCO are financial institutions owned and controlled by the Korean government. Monetary Stabilization Bonds were issued by BOK and included in Korean treasury and government agencies, and Industrial Financial Debentures were issued by KDB and were included in financial institutions. Non-Performing Assets (“NPA”) Management Fund Bonds, issued by KAMCO were included in Korean treasury and government agencies. Monetary Stabilization Bonds, Industrial Financial Debentures and NPA Management Fund Bonds as of December 31, 2006 and 2007 are summarized below:

	Korean Won (in millions)
	2006		2007
	Amortized cost	Fair value	Amortized cost	Fair value
Monetary Stabilization Bonds
Available-for-sale securities	6,534,074	6,526,193	5,960,831	5,946,990
Held-to-maturity securities	3,042,171	3,040,622	2,865,753	2,854,254

Total	9,576,245	9,566,815	8,826,584	8,801,244

Industrial Financial Debentures
Available-for-sale securities	1,809,880	1,806,031	1,007,351	1,004,904
Held-to-maturity securities	429,878	427,225	509,875	500,356

Total	2,239,758	2,233,256	1,517,226	1,505,260

NPA Management Fund Bonds
Held-to-maturity securities	39,929	39,664	39,979	39,862

Total	39,929	39,664	39,979	39,862

For the years ended December 31, 2005, 2006 and 2007, the Company recognized impairment losses of 44,758 million Won, 71,371 million Won and 652,513 million Won, respectively, on available-for-sale securities and held-to-maturity securities, where decreases in values were deemed to be other-than-temporary.

During 2007, there was a decline in the fair value of the Company’s asset-backed securities portfolio, specifically U.S. Collateralized Debt Obligations (“CDOs”), as a result of deteriorating conditions in the U.S. subprime/credit market. Due to the deterioration of the U.S. credit market, the fair value of the securities declined. Accordingly, the Company wrote down 505,760 million Won of U.S. CDOs and charged the losses to current operations in 2007 as the Company considered the losses to be other-than-temporary. As a result, carrying amount of investment in U.S. CDOs was 471,245 million Won as of December 31, 2007. These instruments were valued using pricing models and discounted cash flow methodologies incorporating assumptions that, in management’s judgment, reflect the assumptions a marketplace participant would use at December 31, 2007. In the most liquid markets, readily available or observable prices are used in valuing asset-backed securities. In less liquid markets, such as those that we have encountered in the second half of 2007, the lack of these prices necessitates the use of other available information and modeling techniques to approximate the fair value for some of these securities.

To determine fair value of certain classes of asset-backed securities where lack of observable prices is most severe, the Company employed waterfall, market value and option pricing approaches. These approaches are based on several assumptions including interest rate curves, credit spreads, default rates and recovery rates which are derived from rating agencies and other market sources.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

The markets for these U.S. CDO exposures remain extremely illiquid and as a result, valuation of these exposures is complex and involves a comprehensive process including the use of quantitative modeling and management judgment. Valuation of these exposures will also continue to be impacted by external market factors including default rates, rating agency actions, and the prices at which observable market transactions occur. Our ability to mitigate our risk by selling or hedging our exposures is also limited by the market environment. Our future results may continue to be materially impacted by these positions. As of December 31, 2007, the Company recorded unrealized loss of 2,208 million Won for these U.S. CDOs.

The following table presents unrealized loss and fair value of available-for-sale and held-to-maturity securities at December 31, 2006 for which impairment has not been recognized. These securities are segregated between investments that have been in a continuous unrealized loss position for less than twelve months and equal to or greater than twelve months.

	Korean Won (in millions)
	Unrealized loss position less than 12 months		Unrealized loss position equal to or greater than 12 months		Total
	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value
Available-for-sale:
Debt securities
Korean treasury and government agencies	(26,292)	7,532,230	—	—	(26,292)	7,532,230
Corporate	(108,877)	4,090,504	—	—	(108,877)	4,090,504
Financial institutions	(9,391)	4,460,222	—	—	(9,391)	4,460,222
Asset-backed securities	(10,591)	645,364			(10,591)	645,364
Foreign governments	(2)	2,787	—	—	(2)	2,787

Sub total	(155,153)	16,731,107	—	—	(155,153)	16,731,107

Equity securities	(195)	1,502	—	—	(195)	1,502
Beneficiary certificates	(3,514)	62,613	—	—	(3,514)	62,613

Total	(158,862)	16,795,222	—	—	(158,862)	16,795,222

Held-to-maturity:
Debt securities
Korean treasury and government agencies	(8,831)	2,507,224	(22,181)	1,309,544	(31,012)	3,816,768
Financial institutions	(3,000)	848,233	(2,111)	117,908	(5,111)	966,141
Asset-backed securities	(107)	20,878	(126)	23,374	(233)	44,252
Foreign governments	(518)	15,007	—	—	(518)	15,007

Total	(12,456)	3,391,342	(24,418)	1,450,826	(36,874)	4,842,168

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

The following table presents unrealized loss and fair value of available-for-sale and held-to-maturity securities at December 31, 2007 for which impairment has not been recognized. These securities are segregated between investments that have been in a continuous unrealized loss position for less than twelve months and equal to or greater than twelve months.

	Korean Won (in millions)
	Unrealized loss position less than 12 months		Unrealized loss position equal to or greater than 12 months		Total
	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value
Available-for-sale:
Debt securities
Korean treasury and government agencies	(47,004)	5,005,997	—	—	(47,004)	5,005,997
Corporate	(119,326)	5,226,533	—	—	(119,326)	5,226,533
Financial institutions	(24,225)	3,126,177	—	—	(24,225)	3,126,177
Asset-backed securities	(4,671)	343,300	—	—	(4,671)	343,300
Foreign governments	(1)	9,381	—	—	(1)	9,381

Sub total	(195,227)	13,711,388	—	—	(195,227)	13,711,388
Equity securities	(18,130)	323,817	—	—	(18,130)	323,817
Beneficiary certificates	(121)	17,740	—	—	(121)	17,740

Total	(213,478)	14,052,945	—	—	(213,478)	14,052,945

Held-to-maturity:
Debt securities
Korean treasury and government agencies	(25,588)	2,862,814	(47,668)	2,458,866	(73,256)	5,321,680
Corporate	(337)	19,650	—	—	(337)	19,650
Financial institutions	(11,671)	712,774	(14,888)	836,087	(26,559)	1,548,861
Asset-backed securities	(164)	9,836	(218)	35,274	(382)	45,110
Foreign governments	—	—	(110)	10,969	(110)	10,969

Total	(37,760)	3,605,074	(62,884)	3,341,196	(100,644)	6,946,270

Management does not believe any individual unrealized loss as of December 31, 2007 represents an other-than-temporary impairment, having considered (1) the length of time a security has been below cost; (2) the extent to which fair value is less than its cost basis; (3) the financial condition and near term prospects of the issuer, including any specific events that may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the issuer or the discontinuance of a segment of the business that may affect the future earnings potential; and (4) the Company’s ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value (see Note 1). The majority of unrealized losses in the portfolio are attributable to changes in the current market conditions and do not affect the expected cash flows of the underlying collateral or issuer. The Company has the ability and intent to retain these securities until the forecasted recovery in the market value. The total number of security positions in the investment portfolio that were in an unrealized loss position at December 31, 2007 is 847 for available-for-sale securities and 503 for held-to-maturity securities.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

For the years ended December 31, 2007, the Company disposed of 13,244,159 shares of LG Card Co., Ltd. accounted for as available-for-sale securities. With respect to the sale of this investment, the Company recognized gain on disposal of investments amounting to 616,097 million Won, and recorded the amounts as “Investment securities gain, net” in the consolidated income statements.

For the years ended December 31, 2005, 2006 and 2007, proceeds from sales of available-for-sale securities amounted to 13,419,819 million Won, 12,110,795 million Won and 17,314,478 million Won, respectively. For the years ended December 31, 2005, 2006 and 2007, the gross realized gains amounted to 240,653 million Won, 429,513 million Won and 759,697 million Won, respectively, and the gross realized losses amounted to 89,775 million Won, 10,794 million Won and 3,824 million Won, respectively.

The amortized cost and estimated fair value of the Company’s available-for-sale debt securities and held-to-maturity debt securities as of December 31, 2007 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Korean Won (in millions)
	Available-for-sale securities		Held-to-maturity securities
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	10,290,687	10,304,157	3,646,512	3,637,365
Due after one year through five years	6,634,519	6,603,177	4,467,589	4,379,404
Due after five years through ten years	853,138	860,667	50,641	51,155
Due after ten years	6,751,484	6,628,041	51,250	51,430

Total	24,529,828	24,396,042	8,215,992	8,119,354

As discussed in Note 1, certain Woori Subsidiaries issued common shares to KDIC in exchange for KDIC bonds. Woori Subsidiaries have also purchased additional KDIC bonds for trading purposes. The KDIC bonds have readily determinable market prices and their use by the Company is not restricted. The details of KDIC bonds as of December 31, 2006 and 2007 are summarized below:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
As of December 31, 2006:
Trading securities	75,387	79	(382)	75,084
Available-for-sale securities	1,586,935	1,391	(527)	1,587,799
Held-to-maturity securities	929,363	517	(8,485)	921,395

Total KDIC bonds	2,591,685	1,987	(9,394)	2,584,278

As of December 31, 2007:
Trading securities	29,395	11	(192)	29,213
Available-for-sale securities	804,814	2,790	—	807,604
Held-to-maturity securities	788,654	277	(13,803)	775,129

Total KDIC bonds	1,622,863	3,078	(13,995)	1,611,946

Gross unrealized gains and losses on trading securities are included in “Trading revenue, net.”

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Interest income from KDIC bonds for the years ended December 31, 2005, 2006 and 2007 was as follows:

	Korean Won (in millions)
	2005	2006	2007
Interest income:
Trading securities	11,154	6,279	1,371
Available-for-sale securities	78,811	85,307	60,657
Held-to-maturity securities	61,116	48,279	43,275

Total interest income	151,081	139,865	105,303

Carrying values of securities pledged in relation to repurchase agreements, borrowing transactions, margin for futures contracts and asset securitizations as of December 31, 2006, and 2007 were 6,298,288 million Won and 6,909,256 million Won, respectively (see Note 36).

10. Other Investment Assets

The following table presents other investment assets as of December 31:

	Accounting method used	Korean Won (in millions)
		2006	2007
Investments in affiliates	Equity method	943,780	1,152,162
Restricted stocks	Cost method	265,885	218,731
Non-marketable equity securities	Cost method	343,370	659,886
Investments in limited partnerships	Cost method	14,689	20,453

Total other investment assets		1,567,724	2,051,232

Investments in affiliates are investments in which the Company has significant influence over the operations and financial policies of the investee, and are accounted for under the equity method. Investments in affiliates include investments in limited partnerships if the limited partnership interest is greater than 3% to 5%, pursuant to EITF Topic D-46, “Accounting for Limited Partnership Investments.” Under the equity method, the Company records its equity ownership share of the net income or loss of the investee in “Investment securities gain, net.” As of December 31, 2006 and 2007, carrying amount of investment in Woori Investments & Securities for which quoted market price is available, were 721,933 million Won and 811,341 million Won, respectively. Corresponding aggregated market values of the investment were 926,500 million Won and 1,220,663 million Won, respectively.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

The aggregate cost of the Company’s cost method investments totaled 899,070 million Won as of December 31, 2007. Investments with an aggregate cost of 70,426 million Won were not evaluated for impairment because the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” and the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments. Of the remaining 828,644 million Won of investments, the Company estimated that the fair value exceeded the cost of investments with an aggregate cost of 801,194 million Won. The remaining 27,450 million Won of cost method investments were evaluated for impairment and the Company recorded impairment losses on these investments which the Company considered to be other-than-temporary.

For the years ended December 31, 2005, 2006 and 2007, the Company recognized impairment losses of 10,520 million Won, 1,153 million Won and 29,213 million Won, respectively, on other investment assets, where decreases in values were deemed to be other-than-temporary.

11. Securitization of Loans and Variable Interest Entities

Securitization of loans

For the years ended December 31, 2005, 2006 and 2007, the Company securitized certain loans, which are accounted for as sales, with an aggregate principal balance of 1,887,256 million Won, 388,653 million Won and 349,397 million Won, respectively, and retained certain interests in those loans. In connection with these transactions, the Company received 709,434 million Won, 276,308 million Won and 289,518 million Won for the years ended December 31, 2005, 2006 and 2007, respectively, as consideration. The Company recognized 98,235 million Won and 31,139 million Won of losses and 17,433 million Won of gain resulted from the sale of loans in securitizations for the years ended December 31, 2005, 2006 and 2007, respectively. The Company also received cash flows of 2,751 million Won, 730 million Won and 1,161 million Won for providing asset management services for the years ended December 31, 2005, 2006 and 2007, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of securitization during the years ended December 31, 2005, 2006 and 2007 were as follows:

	2005	2006	2007
Collection ratio	47.97 - 59.28%	70.21 - 72.36%	66.52 - 68.83%
Weighted average life	0.74 - 1.61 years	1.09 - 1.21 years	1.01 - 1.15 years
Weighted average discount rate	9.59 - 10.20%	8.36 - 8.62%	10.15 - 10.30%

The Company holds retained interests in securitized financial assets through investments in bonds issued by securitization vehicles and common shares of such vehicles. The investments in bonds are classified as held-to-maturity securities and the investments in common shares are accounted for using the equity method. The Company determines the fair value of the retained interests using the present value of future cash flows taking into consideration the priority of payments. The aggregate amounts of bonds and equity investments that the Company held as retained interests in the assets securitized were 71,447 million Won and 64,142 million Won, and 91,087 million Won and 51,196 million Won as of December 31, 2006 and 2007, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

As of December 31, 2007, the key economic assumptions in subsequently measuring the fair value of aggregate retained interests in the assets securitized, which totaled 142,283 million Won, and the sensitivity of the current fair value of residual cash flows to 10% and 20% adverse changes in those assumptions are summarized as follows:

		Korean Won (in millions)
	Key assumptions	10%	20%
Adverse change in collection ratio	17.76 - 83.95%	(30,087)	(60,174)
Adverse change in weighted average life	0.14 - 1.01 years	(4,194)	(8,290)
Adverse change in weighted discount rate	7.85 - 10.30%	(3,974)	(7,775)

The amount of the net charge-offs recognized subsequent to securitization during the years ended December 31, 2005, 2006 and 2007 were 99,291 million Won, 226,412 million Won and 115,633 million Won, respectively. Of 954,947 million Won, 641,280 million Won and 644,105 million Won of the principal balance of loans securitized and outstanding, 915,846 million Won, 630,029 million Won and 634,644 million Won were considered to be delinquent as of December 31, 2005, 2006 and 2007, respectively.

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

Variable interest entities (VIEs)

In the normal course of its business, the Company has involvement with various entities, which may be deemed to be VIEs, such as SPEs created for asset-backed securitizations of non-performing assets, guaranteed trust accounts, and investment equity funds (see Notes 39 and 41). In accordance with FIN No. 46R, the Company has consolidated all VIEs for which the Company was determined to be the primary beneficiary.

The following table represents the carrying amount of assets held by VIEs as of December 31, 2006 and 2007, which have been consolidated by the Company:

	Korean Won (in millions)
	2006	2007
Loans, net of allowance for loan losses	879,828	1,011,338
Investments	4,867,666	3,272,351
Other assets	734,211	774,268

Total assets	6,481,705	5,057,957

In addition, the Company has variable interests in certain VIEs that are not consolidated since the Company is not the primary beneficiary of the VIEs. Such variable interest include investments in bond and equity

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

securities, the right to receive fees for providing services as asset manager or business trustee, and the right to receive fees for providing liquidity facilities. These VIEs are established to access funding from the commercial paper market or the corporate debt market by transferring assets to the VIEs, or for the purpose of efficient management of investments.

The following table presents total assets and maximum exposure to loss as a result of the Company’s involvement in VIEs, which have not been consolidated as of December 31, 2006 and 2007:

	Korean Won (in millions)
	2006		2007
	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)
Asset-backed securitization of loans	444,506	135,589	402,365	142,284
Liquidity provided to VIEs (2)(3)	4,995,965	4,215,168	6,388,319	5,497,794
Asset management for VIEs (2)	4,861,713	—	6,183,507	—
Investments in securities issued by VIEs (4)	12,586,946	3,469,635	13,256,131	4,190,327
Investment trusts and funds	798,977	296,722	3,933,070	984,249
Asset management (trusts and funds)	16,937,480	—	13,289,975	—

Total	40,625,587	8,117,114	43,453,367	10,814,654

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31.
(2)	Structured by third parties other than the Company.
(3)	See Note 36.
(4)	Excludes the Company’s investments in CDOs and CDSs, of which carrying amount and notional amounts are 471,245 million Won and 614,521 million Won, respectively, as of December 31, 2007.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

12. Loans

The composition of the loan portfolio as of December 31, 2006 and 2007 is summarized as follows:

	Korean Won (in millions)
	2006	2007
Domestic
Commercial:
Commercial and industrial	58,765,853	76,049,641
Lease financing	35,320	272,378
Trade financing	8,027,381	8,754,279
Other commercial (1)	5,262,674	6,495,447
Consumer:
Mortgage	4,068,284	3,248,405
Other consumer (2)	51,636,730	56,175,941
Credit card	2,404,592	3,325,345

Sub total	130,200,834	154,321,436

Foreign
Commercial:
Commercial and industrial	3,341,238	5,327,411
Trade financing	112,249	137,733
Consumer:
Other consumer	85,892	98,989

Sub total	3,539,379	5,564,133

Gross loans	133,740,213	159,885,569
Deferred origination costs (fees)	47,550	(3,460)
Less: Unearned income	(4,892)	(16,691)
Less: Allowance for loan and lease losses	(1,854,782)	(1,735,532)

Total loans, net (3)(4)	131,928,089	158,129,886

(1)	Other commercial loans include commercial bills discounted, commercial loans with government funds and overdrafts.
(2)	Other consumer loans primarily consist of general household loans including personal overdrafts and loans with principal due at maturity.
(3)

The figures above do not include 75,960 million Won and 126,370 million Won of loans classified as loans held for sale at December 31, 2006 and 2007, respectively, which are included in assets held for sale.

(4)	The figures include pledged loans of 409,312 million Won and 315,260 million Won as of December 31, 2006 and 2007, respectively (see Note 36).

Since March 2004, the Bank Subsidiaries have acted as mortgage loans originator institutions for Korea Housing Finance Corporation (“KHFC”). Under the Mortgage Loans Sales and Servicing Agreements entered into with KHFC, the Bank Subsidiaries originate mortgage loans, sell those loans to KHFC shortly after their origination, retain the servicing rights for the loans and receive servicing fees in return. These loans are transferred at their carrying value and the Bank Subsidiaries retain no risk, but retain various servicing responsibilities with regard to the collection and administration of the loans, as well as servicing rights, and receive servicing fees in return. KHFC was established on March 1, 2004 in accordance with Korea Housing Finance Corporation Act in order to raise national welfare and contribute to the development of the Korean economy by securitizing mortgage loans, providing housing finance credit guarantees and promoting a stable flow of housing finance on a long-term basis. The Bank Subsidiaries sold mortgage loans with an aggregate

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

principal balance of 417,812 million Won, 144,026 million Won and 376,362 million Won to KHFC and recognized 2,336 million Won, 4,164 million Won and 5,494 million Won of servicing fee income in the years ended December 31, 2005, 2006 and 2007, respectively. In relation to these transactions, the Company recorded assets held for sale as of December 31, 2006 and 2007, which consisted of mortgage loans amounting to 75,960 million Won and 109,499 million Won, respectively.

In addition to loans securitized as described in Note 11, the Company sold loans with an aggregate principal balance of 1,160,813 million Won, 265,266 million Won and 515,891 million Won in the years ended December 31, 2005, 2006 and 2007, respectively, including the mortgage loans sold as described above. The Company retained no interests in these loans sold. Gains and losses recognized in connection with these sales of loans and subsequently recognized in connection with settlement of loan sales in prior years are presented in Notes 27 and 28. There were no recourse obligations assumed by the Company for the sales of loans in the years ended December 31, 2005, 2006 and 2007.

In the year ended December 31, 2005, 2006, and 2007, the Company received marketable equity securities having a fair value of 553 million Won, 7 million Won and 19,473 million Won, respectively, through restructuring of seven, one, and eight loans, respectively, having an aggregate book value of 1,613 million Won, 137 million Won and 56,701 million Won, respectively. The Company recognized aggregate direct charge-offs of 1,060 million Won, 130 million Won and 37,228 million Won, respectively, related to these transactions.

The following table sets forth information about the Company’s impaired loans as of December 31, 2005, 2006 and 2007. Impaired loans are those of which the Company believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan.

	Korean Won (in millions)
	2005	2006	2007
Impaired loans with an allowance	2,073,823	1,534,725	1,319,075
Impaired loans without an allowance	114,966	210,628	75,830

Total impaired loans	2,188,789	1,745,353	1,394,905

Allowance for impaired loans	(571,073)	(585,171)	(491,942)
Average balance of impaired loans during the year	2,441,753	1,935,143	1,568,287
Interest income recognized on impaired loans during the year (1)(2)	127,546	110,296	103,319

(1)

Had the impaired loans performed in accordance with their original terms, additional interest income of 59,298 million Won, 66,983 million Won and 57,167 million Won would have been recorded in 2005, 2006 and 2007, respectively.

(2)	Of these amounts, 24,599 million Won, 14,166 million Won and 11,249 million Won as of December 31, 2005, 2006 and 2007, respectively, relate to troubled debt restructurings.

As of December 31, 2005, 2006 and 2007, the Company had non-accrual loans, including commercial, consumer and credit card loans, of 2,523,100 million Won, 2,567,427 million Won and 2,836,848 million Won, respectively. Had interest on these loans been accrued, such interest would have amounted to 210,924 million Won, 215,587 million Won and 207,348 million Won for 2005, 2006 and 2007, respectively. Interest income, which is recognized on a cash-basis, related to non-accrual loans for the years ended December 31, 2005, 2006 and 2007 was 109,419 million Won, 101,647 million Won and 118,370 million Won, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

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

The changes in the allowance for credit losses for the years ended December 31, 2005, 2006 and 2007 are summarized as follows:

	Korean Won (in millions)
	Loans (1)	Credit-related commitments (2)	Repurchase obligations (2)(4)	Total
Allowance at January 1, 2005	1,805,593	225,727	21,843	2,053,163
Provisions (reversal of provisions) for credit losses	308,499	(38,917)	(12,165)	257,417
Charge-offs on repurchased loans	—	—	(3,993)	(3,993)
Allowance relating to credit-related commitments transferred to loans	58,360	(58,360)	—	—
Allowance relating to disposal of Woori Securities Co., Ltd.	(15,353)	—	—	(15,353)
Charge-offs (3)	(848,456)	—	—	(848,456)
Recoveries	222,129	—	—	222,129
Foreign exchange translation adjustment	(6,236)	—	—	(6,236)

Allowance at December 31, 2005	1,524,536	128,450	5,685	1,658,671

Provisions (reversal of provisions) for credit losses	509,142	107,065	265	616,472
Charge-offs on repurchased loans	—	—	(4,972)	(4,972)
Allowance relating to credit-related commitments transferred to loans	14,770	(14,770)	—	—
Charge-offs (3)	(360,792)	—	—	(360,792)
Recoveries	174,484	—	—	174,484
Foreign exchange translation adjustment	(7,358)	—	—	(7,358)

Allowance at December 31, 2006	1,854,782	220,745	978	2,076,505

Provisions (reversal of provisions) for credit losses	218,797	(54,303)	—	164,494
Charge-offs on repurchased loans	—	—	(978)	(978)
Allowance relating to credit-related commitments transferred to loans	10,628	(10,628)	—	—
Charge-offs (3)	(510,920)	—	—	(510,920)
Recoveries	161,380	—	—	161,380
Foreign exchange translation adjustment	865	—	—	865

Allowance at December 31, 2007	1,735,532	155,814	—	1,891,346

(1)	Loans held for sale are not subject to this reserve process.
(2)	The allowance for credit-related commitments and the allowance for repurchase obligations are included in “Other liabilities.”
(3)

When a loan is sold, the related allowance for loan losses is written off at the date of sale. Charge-offs include 276,419 million Won, 89,986 million Won and 99,497 million Won of allowance for loan losses written off relating to sale of loans in the year of 2005, 2006 and 2007, respectively.

(4)	When the transferor regains control over the transferred loans sold, the Company re-estimates the value of the repurchased loans based on the discounted cash flow method.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

13. Direct Financing Leases

The Company originates direct financing leases on certain machinery, computers and various other equipment for customers in a variety of industries throughout Korea. Income attributable to the leases is initially recorded as unearned income and subsequently recognized as finance income using the effective interest method, over the term of the leases. Residual values are generally guaranteed by the lessee. The terms of the leases are generally from one to fifteen years. The components of the net investment in direct financing leases as of December 31, 2006 and 2007, which are included in “Loans,” are summarized as follows:

	Korean Won (in millions)
	2006	2007
Minimum lease payments receivable	35,269	270,449
Initial direct costs	51	1,929

Gross lease payments receivable	35,320	272,378
Unearned income	(4,892)	(16,691)

Total	30,428	255,687

The scheduled maturities of minimum lease payments as of December 31, 2007, were as follows:

Korean Won (in millions)
Due in 2008	118,005
Due in 2009	78,745
Due in 2010	39,219
Due in 2011	7,308
Due in 2012 and thereafter	3,278

246,555

14. Premises and Equipment, Net

Premises and equipment, net as of December 31, 2006 and 2007 were as follows:

	Korean Won (in millions)
	2006	2007
Land	1,147,728	1,166,756
Building	982,130	1,026,477
Equipment and furniture	814,899	873,599
Leasehold improvements	217,983	257,152
Construction in progress	5,423	20,170
Capitalized leases	55,030	377,598

Total	3,223,193	3,721,752
Less: Accumulated depreciation	(1,074,390)	(1,322,332)

Premises and equipment, net	2,148,803	2,399,420

Depreciation expense of premises and equipment for the years ended December 31, 2005, 2006 and 2007 was 169,989 million Won, 154,850 million Won, and 202,738 million Won, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Capitalized leases are principally related to equipment leased for the Company’s data processing purpose. Accumulated depreciation on such capitalized lease as of December 31, 2005, 2006 and 2007 amounted to 34,403 million Won, 37,534 million Won, and 158,176 million Won, respectively.

15. Goodwill and Other Intangible Assets

Goodwill and other intangible assets as of December 31, 2006 and 2007 consisted of the following:

	Korean Won (in millions)
	2006	2007
Goodwill	38,336	232,340
Exclusive contractual right, net of accumulated amortization of 53,414 million Won in 2006 and 89,998 million Won in 2007	124,917	101,334
Capitalized software costs, net of accumulated amortization of 119,300 million Won in 2006 and 166,128 million Won in 2007	121,274	97,136
Core deposit intangible assets, net of accumulated amortization of 1,008 million Won in 2006 and 1,360 million Won in 2007	1,847	2,110
Other, net of accumulated amortization of 1,250 million Won in 2006 and 2,713 million Won in 2007	7,551	17,547

Total	293,925	450,467

The goodwill balances were related to the Woori Bank segment resulting from the acquisition of Panasia on September 11, 2003 and the acquisition of South Coast on December 5, 2005, and related to the Other segment resulting from the acquisition of LG Trust on May 6, 2005, the acquisition of Kumho Investment Bank on June 26, 2007 and Woori Financial on September 14, 2007 (see Note 3).

Changes in the goodwill balance during the years ended December 31, 2005, 2006 and 2007 were as follows:

	Korean Won (in millions)
	Woori Bank segment	Other segments	Total
Balance as of January 1, 2005	21,412	—	21,412
Goodwill recorded	3,063	26,196	29,259
Goodwill impaired	(2,050)	—	(2,050)
Foreign exchange translation adjustment	(632)	—	(632)

Balance as of December 31, 2005	21,793	26,196	47,989

Disposal of investment securities	—	(7,859)	(7,859)
Foreign exchange translation adjustment	(1,794)	—	(1,794)

Balance as of December 31, 2006	19,999	18,337	38,336

Goodwill recorded
Kumho Investment Bank	—	11,431	11,431
Woori Financial	—	182,388	182,388
Foreign exchange translation adjustment	185	—	185

Balance as of December 31, 2007	20,184	212,156	232,340

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

The Company performs annual impairment tests on goodwill and 2,050 million Won of impairment loss was recorded in 2005. No impairment charges were recorded in 2006 and 2007.

There were no indefinite-lived other intangible assets for any of the periods presented. Amortization of other intangible assets for the years ended December 31, 2005, 2006 and 2007 was as follows:

	Korean Won (in millions)
	2005	2006	2007
Exclusive contractual right	8,064	34,015	36,552
Capitalized software costs	39,532	43,916	46,829
Core deposit intangible assets	19,603	15,944	352
Other	411	1,124	2,790

Total	67,610	94,999	86,523

The amortization schedule of other intangible assets for the remaining periods is as follows:

	Korean Won (in millions)
	2008	2009	2010	2011	After 2012	Total
Exclusive contractual right	38,056	31,005	27,819	755	3,699	101,334
Capitalized software costs	43,311	30,855	11,420	8,574	2,976	97,136
Core deposit intangible assets	411	376	350	332	641	2,110
Other	6,188	4,108	2,916	1,701	2,634	17,547

Total	87,966	66,344	42,505	11,362	9,950	218,127

Amortization expense is included in “Depreciation and amortization expense.”

16. Other Assets

Other assets as of December 31, 2006 and 2007 consisted of the following:

	Korean Won (in millions)
	2006	2007
Other accounts receivable	377,439	409,917
Domestic exchange settlements debits	645,686	871,915
Security deposits	1,052,343	1,167,975
Prepaid expenses	91,522	84,504
Prepaid corporate income tax	8,240	8,538
Deferred tax assets (see Note 31)	497,853	478,018
Income tax receivable	—	124,326
Other	191,991	236,965

Total	2,865,074	3,382,158

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

17. Deposits

Deposits as of December 31, 2006 and 2007 were as follows:

	Korean Won (in millions)		Weighted average rate paid for 2007
	2006	2007
Interest bearing deposits:
Interest bearing demand deposits	25,808,900	25,037,171	0.27%
Savings deposits	11,239,581	15,357,859	3.06%
Certificate of deposit accounts	15,190,756	21,721,518	5.06%
Other time deposits	68,926,089	77,830,152	4.55%
Mutual installment deposits	522,558	412,676	3.59%

Gross interest-bearing deposits	121,687,884	140,359,376	3.69%

Non-interest bearing deposits:
Demand deposits	4,851,466	4,668,371

Total deposits	126,539,350	145,027,747	3.57%

Deposits with consolidated trust accounts, which were 1,882,569 million Won and 1,827,044 million Won as of December 31, 2006 and 2007, respectively, are included in interest bearing deposits (see Note 41).

The aggregate amount of time deposit accounts (including certificates of deposit) in denominations of 100 million Won or more at December 31, 2006 and 2007 were 59,183,261 million Won and 68,528,040 million Won, respectively.

As of December 31, 2006 and 2007, the aggregate amount of demand deposits that have been reclassified as loan balances, such as overdraft, were 355,556 million Won and 312,511 million Won, respectively.

The contractual schedule of maturities of certificate of deposit accounts, other time deposits and mutual installment deposits as of December 31, 2007 was as follows:

Korean Won (in millions)
Due in 2008	93,604,513
Due in 2009	3,088,280
Due in 2010	1,396,143
Due in 2011	127,411
Due in 2012	113,447
Thereafter	1,634,552

99,964,346

KDIC provides deposit insurance up to a total of 50 million Won per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of the deposit. In connection with the insurance, the Company paid deposit insurance fee in the amount of 133,824 million Won, 146,431 million Won and 149,407 million Won for the years ended December 31, 2005, 2006 and 2007, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

18. Other Borrowed Funds

A summary of other borrowed funds as of December 31, 2006 and 2007 is presented below.

	Korean Won (in millions)
	2006		2007
	Outstanding balance	Weighted average interest rate	Outstanding balance	Weighted average interest rate
Borrowings from the BOK	1,363,295	2.46%	932,369	2.94%
Borrowings in foreign currency	7,191,468	3.72%	7,203,960	4.50%
Borrowings from trust accounts	1,591,324	3.69%	4,137,759	5.30%
Other borrowings	1,878,808	6.92%	1,658,396	7.36%

Total other borrowed funds	12,024,895	4.14%	13,932,484	4.99%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year. Certain securities have been pledged as collateral in connection with borrowings from BOK (see Notes 9 and 36).

19. Secured Borrowings

The Company transferred certain non-performing loans, debt securities and other assets to SPEs, which in turn issued beneficial interests collateralized by such loans, debt securities and other assets. In accordance with SFAS No. 140, these transactions have been accounted for as secured borrowings. As a result, the loans, securities, and other assets collateralizing these borrowings are included in “Loans,” “Trading securities,” “Available-for-sale securities,” or “Other assets,” respectively, and the beneficial interests issued by the SPEs, which pay interest rates ranging from 1.0% to 15.0% per annum, are included in “Secured borrowings.”

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

A summary of the secured borrowings and relevant collateral as of December 31, 2006 is presented as follows:

				Korean Won (in millions)
		Annual interest (%)	Maturity	Secured borrowings	Collateral (carrying value)
					Loans	Securities	Others
Hanvit 9th ABS	Senior & subordinated collateralized bond obligation	14.0	2007	5,750	—	987	—
CKH Investment	”	10.0 - 60.0	2007	8,494	—	—	—
Woori Ship Mortgage 1st ABS	”	7.3	2007	15,000	30,772	—	71
Woori Ship Mortgage 2-2 ABS	”	4.9 - 5.2	2007 - 2010	193,000	153,263	—	1,426
Woori Aircraft Mortgage 1st	”	7.5 - 8.0	2007 - 2009	21,500	15,857	—	341
Swan SF	”	4.7 - 4.9	2007	145,644	118,765	—	3,848
Woori Swan	”	4.7 - 4.9	2007	114,300	—	—	1,528
Woori Frontier	”	1.2 - 4.9	2007	501,900	—	506,197	7,431
Woori TY ABS	”	4.1 - 4.7	2007 - 2009	47,000	64,081	—	2
Securities sold under repurchase agreement in Won		2.0 - 5.3	2007 - 2008	1,337,799	—	2,225,972	—
Collateralized borrowings in Won		5.1 - 11.0	2007 - 2011	102,946	26,574	30,061	73,387
Collateralized borrowings in foreign currency		0.7 - 0.9	2007 - 2009	136,983	—	329,177	—

Gross secured borrowings				2,630,316	409,312	3,092,394	88,034
Discount				(1,459)	—	—	—

Total secured borrowings, net				2,628,857	409,312	3,092,394	88,034

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

A summary of the secured borrowings and relevant collateral as of December 31, 2007 is presented as follows:

				Korean Won (in millions)
		Annual interest (%)	Maturity	Secured borrowings	Collateral (carrying value)
					Loans	Securities	Others
Hanvit 9th ABS	Senior & subordinated collateralized bond obligation	14.0	2008	5,750	—	557	—
Woori Ship Mortgage 2-2 ABS	”	5.1 - 5.2	2008 - 2010	185,000	—	—	1,317
Woori Aircraft Mortgage 1st	”	7.8 - 8.0	2008 - 2009	6,000	—	—	106
Swan SF	”	5.7	2008	117,044	106,324	—	4,178
Woori Swan	”	5.8	2008	85,500	—	—	1,570
Woori Frontier	”	5.6 - 5.7	2008 - 2012	230,000	—	405,745	7,368
Woori TY ABS	”	4.1 - 4.7	2008	41,000	64,385	—	—
AnDong Raza First Co., Ltd.	”	1.0 - 5.7	2008 - 2010	246	24,955	—	323
Hiking-Woori	”	7.2 - 15.0	2009 - 2010	8,674	—	—	11,161
Woori EL Co., Ltd.	”	7.5	2008	45,000	—	100,000	—
Ssangyong Capital Auto Loan First Securitization Specialty Co., Ltd.	”	5.0 - 7.2	2008 - 2009	19,000	—	—	—
Hanmi Capital Auto Plus First Securitization Specialty Co., Ltd.	”	5.2 - 5.6	2008 - 2012	89,000	94,966	—	3,699
Securities sold under repurchase agreement in Won		2.0 - 5.3	2008 - 2009	2,155,674	—	3,216,290	—
Securities sold under repurchase agreement in foreign currency		4.8 - 6.2	2008 - 2009	18,764	—	25,000	—
Collateralized borrowings in Won		5.1 - 11.0	2008 - 2011	154,389	24,630	96,840	155,318
Collateralized borrowings in foreign currency		0.7 - 0.9	2008 - 2011	326,300	—	226,750	2,000

Gross secured borrowings				3,487,341	315,260	4,071,182	187,040
Discount				(1,449)	—	—	—

Total secured borrowings, net				3,485,892	315,260	4,071,182	187,040

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

In addition to the above collateral, the SPEs also held cash and cash equivalents and other bank deposits of 2,307 million Won and 38,807 million Won as of December 31, 2006 and 2007, respectively, which have been collected from the loans, securities and other assets. Those cash and cash equivalents and other bank deposits are required to be used to repay the related borrowings when due and are included in “Cash and cash equivalents” and “Interest bearing deposits in other banks” in the consolidated balance sheets.

The combined aggregate amount of contractual maturities of all secured borrowings as of December 31, 2007 was as follows:

Korean Won (in millions)
Due in 2008	3,143,615
Due in 2009	136,530
Due in 2010	203,196
Due in 2011	4,000

Gross secured borrowings	3,487,341
Less: Discount	(1,449)

3,485,892

20. Long-Term Debt

The following table is a summary of long-term debt (net of unamortized original issue discount) as of December 31, 2006 and 2007:

	Korean Won (in millions)
	2007		2006	2007
	Interest	Maturity
Senior
Holding Company
Won currency
Finance debentures	3.5% - 6.1%	2007 - 2010	1,850,000	2,120,000

Subsidiaries
Won currency
Notes payable to government funds	2.0% - 3.0%	2008 - 2022	278,554	77,660
Floating rate notes payable to government funds (1)	0% - 7.0%	2008 - 2022	2,323,232	2,644,839
Floating rate notes payable to Seoul Municipal Government (1)	0.0% - 3.8%	2008 - 2019	1,267,637	1,386,466
Notes payable to other municipal government	0.0% - 6.0%	2007 - 2015	349,701	—
Floating rate notes payable to other municipal government (1)	0.0% - 6.1%	2008 - 2017	527,477	1,532,796
Notes payable to Industrial Bank of Korea	2.7% - 4.0%	2007 - 2013	4,610	—
Floating rate notes payable to Industrial Bank of Korea (1)	2.9% - 4.6%	2008 - 2013	45,974	49,017
Notes payable to other banks	5.3% - 7.5%	2008 - 2010	123,507	163,250
Floating rate notes payable to other banks (1)	2.8% - 3.7%	2008 - 2013	24,763	55,084
Floating rate obligations under capital leases (1)	4.5% - 6.4%	2008 - 2012	19,032	59,052
Finance debentures	3.8% - 10.1%	2008 - 2022	15,640,834	21,377,604
Convertible debentures	0%	2010	—	793
Floating rate finance debentures (1)	3.8% - 7.9%	2008 - 2021	1,324,624	1,605,308

Sub total			21,929,945	28,951,869

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Korean Won (in millions)
	2007		2006	2007
	Interest	Maturity
Foreign currency
Notes payable to Ministry of Finance and Economics	5.9%	2013	1,677	1,451
Notes payable to Industrial Bank of Korea	2.1% - 2.6%	2008	15,182	2,835
Notes payable to other banks	0.1% - 5.9%	2008 - 2012	—	591,251
Floating rate notes payable to KDB (1)	5.2%	2008	8,377	14,073
Floating rate notes payable to other banks (1)	0.6% - 6.9%	2008 - 2013	1,212,134	1,196,518
Floating rate finance debentures (1)	4% - 5.8%	2007 - 2017	1,078,923	1,144,355
Mid-term note	1.6% - 6.2%	2008 - 2037	1,495,484	2,345,298

Sub total			3,811,777	5,295,781

Subordinated
Subsidiaries
Won currency
Finance debentures	5.0% - 10.3%	2007 - 2014	3,186,595	3,449,640

Floating rate finance debentures (1)	5.8%	2012	50,000	50,000

Sub total			3,236,595	3,499,640

Foreign currency
Finance debentures	4.9% - 6.1%	2013 - 2016	1,488,952	1,496,585

			1,488,952	1,496,585

Gross long-term debt			32,317,269	41,363,875

Add: Premium			261	165

Less: Discount			(19,719)	(27,801)

			32,297,811	41,336,239

(1)	Interest rates on floating rate debt are those rates in effect at December 31, 2007.

Long-term debt is predominately denominated in Won, U.S. dollars or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Inter-Bank Offered Rate, which are reset on a monthly, semi-annual or quarterly basis, or the monthly Public Fund Prime Rate published by the Korean government. The weighted-average interest rate for long-term debt was 4.78%, 4.90% and 4.72% as of December 31, 2005, 2006 and 2007, respectively.

The combined aggregate amount of contractual maturities of all long-term debt as of December 31, 2007 was as follows:

Korean Won (in millions)
Due in 2008	10,972,058
Due in 2009	9,180,889
Due in 2010	9,449,768
Due in 2011	1,607,893
Due in 2012	4,120,664
Thereafter	6,032,603

Gross long-term debt	41,363,875

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Convertible debentures

The Company issued convertible debentures in Won and foreign currency during 2003 based on the Convertible Bond Purchase Agreement between the Company and Lehman and all of these convertible debentures issued were converted during 2004 and 2005. Accordingly, there were no convertible debentures as of December 31, 2006.

As of December 31, 2007, the Company had convertible debenture of 793 million Won which was issued by Woori Financial. Maturity is on May 4, 2010 and number of common shares to be issued is 63,444 shares at conversion price of 12,500 Won.

21. Other Liabilities

Other liabilities as of December 31, 2006 and 2007 consisted of the following:

	Korean Won (in millions)
	2006	2007
Accrued severance benefits (1)	283,299	169,649
Allowance for credit-related commitments	220,745	155,814
Allowance for repurchase obligations	978	—
Accounts payable	231,373	327,605
Unearned income	121,709	142,014
Tax withholdings and income tax payable	337,887	448,976
Deferred tax liabilities (see Note 31)	27,129	56,659
Security deposits received	122,785	249,617
Due to agencies	543,146	929,127
Domestic exchange settlements credits	1,646,334	1,815,698
Foreign exchanges	291,652	229,610
Account for agency business	134,330	241,781
Other	569,432	725,673

Total	4,530,799	5,492,223

(1)	Accrued severance benefits is offset by deposits for severance payments amounting to 134,431 million Won in 2007 (See Note 3).

22. Minority Interest

Minority interest represents the equity for the outstanding voting stock of subsidiaries not owned by the Company (see Note 39). The changes in minority interest in 2005, 2006 and 2007 consisted of minority interest in net income of subsidiaries, minority interest in changes in other comprehensive income of subsidiaries and changes in minority interests resulting from acquisitions and changes in the ownership percentage of subsidiaries.

300,629 million Won increase in minority interest in 2007 is mainly due to acquisitions of Kumho Investment Bank and Woori Financial (see Note 3).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

23. Common Stock

Capital stock

The Company has 2,400 million authorized shares of common stock with a 5,000 Won par value, of which 806,015,340 shares were issued and 805,988,800 shares, net of 26,540 shares of treasury stock, were outstanding as of December 31, 2007. 806,015,340 shares were issued and 806,012,785 shares, net of 2,555 shares of treasury stock, were outstanding as of December 31, 2006. The Company’s common stock owned by KDIC totaled to 588,158,609 shares (72.97%, not considering the treasury stock) as of December 31, 2007, and 628,458,609 shares (77.97%, not considering the treasury stock) as of December 31, 2006.

The changes in the capital stock of the Company in 2005, 2006 and 2007 were as follows:

		Korean Won (in millions)
Description	Number of shares issued	Capital stock	Paid-in capital in excess of par value
January 1, 2005	796,455,558	3,982,278	78,022
Exercise of conversion rights during 2005	9,559,782	47,799	14,337

December 31, 2005	806,015,340	4,030,077	92,359

December 31, 2006	806,015,340	4,030,077	92,359

December 31, 2007	806,015,340	4,030,077	92,359

Treasury stock

Treasury stock is recorded at cost. The changes in the treasury stock of the Company for the years ended December 31, 2005, 2006 and 2007 were as follows:

Description	Shares increase	Shares decrease	Net changes
Shares at January 1, 2005			462,547

2005—re-issuance	—	459,997	(459,997)
2006—purchase	5	—	5
2007—purchase	23,985	—	23,985

December 31,2007			26,540

In 2007, the Company purchased 23,985 shares primarily through trusts and private equity funds which are included in consolidation..

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

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

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

The capital injection was considered taxable income in Korea and was recorded net of the applicable tax effect.

The components of and changes in APIC in 2005, 2006 and 2007 consisted of the following:

	Korean Won (in millions)
	2005		2006		2007
	APIC	Deficit equity	APIC	Deficit equity	APIC	Deficit equity
Balance, beginning of year	6,556,995	(1,569,147)	6,563,115	(1,562,567)	6,563,115	(1,562,567)
Exercise of conversion rights	14,337	—	—	—	—	—
Capital transactions of affiliates	(5,595)	—	—	—	422	—
Reduction of deficit equity relating to the use of pre-acquisition NOL carryforwards, etc.	—	6,580	—	—	—	—
Stock compensation costs	(2,622)	—	—	—	—	—

Balance, end of year	6,563,115	(1,562,567)	6,563,115	(1,562,567)	6,563,537	(1,562,567)

Total		5,000,548		5,000,548		5,000,970

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

25. Retained earnings

Retained earnings consisted of the following as of December 31, 2006 and 2007:

	Korean Won (in millions)
	2006	2007
Appropriated retained earnings:
Legal reserve	1,105,014	1,504,038
Other statutory reserves	16,622	18,704
Unappropriated retained earnings (Accumulated deficit)	(541,829)	890,529

Total	579,807	2,413,271

The General Banking Act requires the Company to appropriate as a legal reserve an amount equal to a minimum of 10% of annual net income in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”) of each individual legal entity within the consolidated group of companies until such reserve equals 100% of its paid-in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock or used to reduce an accumulated deficit, if any, by an appropriate resolution of the Company’s board of directors.

The Company’s branches in Japan, Vietnam and Bangladesh are required to appropriate a statutory reserve. This reserve, included in the other statutory reserves, is used only to reduce any accumulated deficit related to the branches in Japan, Vietnam and Bangladesh.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

26. Accumulated Other Comprehensive Income, Net of Tax

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2005, 2006 and 2007, the non-owner equity changes were composed of foreign currency translation adjustments and unrealized holding gains and losses on investment securities. Below are the components of accumulated other comprehensive income and the related tax effects allocated to each component for the years ended December 31, 2005, 2006 and 2007.

	Korean Won (in millions)
	Foreign currency translation adjustments	Net unrealized holding gains on investment securities	Accumulated other comprehensive income, net of tax
Balance, January 1, 2005	(18,154)	250,734	232,580

Foreign currency translation adjustments, net of tax of 6,276 million Won	(3,726)	—	(3,726)
Net unrealized holding gains arising on investment securities, net of tax of 62,811 million Won	—	165,509	165,509
Reclassification adjustment for gains included in net income, net of tax of 21,131 million Won	—	(55,444)	(55,444)

Change in 2005	(3,726)	110,065	106,339

Balance, December 31, 2005	(21,880)	360,799	338,919

Foreign currency translation adjustments, net of tax of 2,178 million Won	(7,076)	—	(7,076)
Net unrealized holding gains arising on investment securities, net of tax of 220,533 million Won	—	581,404	581,404
Reclassification adjustment for gains included in net income, net of tax of 36,871 million Won	—	(97,386)	(97,386)

Change in 2006	(7,076)	484,018	476,942

Balance, December 31, 2006	(28,956)	844,817	815,861

Foreign currency translation adjustments, net of tax of 5,909 million Won	134	—	134
Net unrealized holding gains arising on investment securities, net of tax of 113,032 million Won	—	297,994	297,994
Reclassification adjustment for gains included in net income, net of tax of 168,406 million Won	—	(443,979)	(443,979)

Change in 2007	134	(145,985)	(145,851)

Balance, December 31, 2007	(28,822)	698,832	670,010

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

27. Non-Interest Income

The components of non-interest income for the years ended December 31, 2005, 2006 and 2007 were as follows:

	Korean Won (in millions)
	2005	2006	2007
Trust fees, net	13,182	23,616	24,999

Fees and commission income
From credit cards	364,718	357,464	466,797
From currency transfers	619,219	815,185	824,003
From letters of credit	84,594	83,675	83,748
Other	134,200	140,836	316,401

	1,202,731	1,397,160	1,690,949

Trading revenue, net
Debt securities	(44,582)	29,902	(46,554)
Equity securities	121,978	12,027	65,023
Beneficiary certificates	10,458	(572)	(17,814)
Foreign exchange spot contracts	18,929	204,881	241,139
Derivative instruments	149,516	84,893	(226,666)

	256,299	331,131	15,128

Investment securities gain, net (1)
Debt securities	(1,470)	1,078	(530,178)
Equity securities	244,647	458,061	802,480
Beneficiary certificates	998	3,353	(14,455)

	244,175	462,492	257,847

Other non-interest income
Gain on disposal of premises and equipment	3,793	4,233	1,692
Gain on sales of loans	1	13,133	20,148
Other	195,750	192,081	210,321

	199,544	209,447	232,161

Total non-interest income	1,915,931	2,423,846	2,221,084

(1)	Impairment losses on investment securities for the years ended December 31, 2005, 2006 and 2007 were 55,278 million Won, 72,524 million Won and 681,726 million Won, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

28. Non-Interest Expense

The components of non-interest expense for the years ended December 31, 2005, 2005 and 2007 were as follows:

	Korean Won (in millions)
	2005	2006	2007
Salaries and employee benefits
Salaries and other benefits	887,820	988,132	1,021,181
Provision for accrued severance benefits	120,799	108,037	137,647

	1,008,619	1,096,169	1,158,828

Depreciation and amortization
Depreciation on premises and equipment	169,989	154,850	202,738
Amortization on other intangible assets	67,610	94,999	86,523

	237,599	249,849	289,261

Other administrative expenses	826,750	860,181	1,001,432

Fees and commissions
Paid on remittances and collections	110,335	87,394	89,393
Paid on letters of credit	16,168	18,437	24,674
Paid on credit cards	87,336	110,630	180,566

	213,839	216,461	294,633

Other non-interest expense
Loss on disposal of premises and equipment	5,718	3,550	1,438
Loss on sales of loans	44,824	38,236	11,258
Other	595,937	633,526	710,036

	646,479	675,312	722,732

Total non-interest expense	2,933,286	3,097,972	3,466,887

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

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

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

On January 1, 2006, the Company adopted SFAS 123R (Revised 2004), using the modified prospective method of transition. The adoption of SFAS 123R did not have a significant impact on the Company’s financial position, operating results or cash flows.

Changes in the number of stock compensation awards of the Holding Company outstanding in the years ended December 31, 2005, 2006 and 2007 were as follows:

	2005		2006		2007
Description	Number of stock compensation awards	Weighted average exercise price per share (Won)	Number of stock compensation awards	Weighted average exercise price per share (Won)	Number of stock compensation awards (3)	Weighted average exercise price per share (Won)
Awards outstanding, beginning of year	1,260,000	9,873	843,750	10,114	375,250	10,430
Exercised	(296,250)	9,808	(468,500)	9,861	(194,250)	10,385
Cancelled (1)	(57,000)	9,873	—	—	—	—
Forfeited (2)	(63,000)	6,800	—	—	—	—

Awards outstanding, end of year	843,750	10,114	375,250	10,430	181,000	10,478

Exercisable at year end	843,750	10,114	375,250	10,430	181,000	10,478

(1)	Awards granted to directors who retired before their awards vested were cancelled by the resolution of the board of the directors of the Company.
(2)	63,000 shares of Type B awards were forfeited in 2005 as a result of evaluation of the related performance targets.
(3)	At December 31, 2007, it consists of 130,000 Type A awards and 50,000 Type B awards.

Additionally, subsidiary stock compensation awards were increased due to the acquisition of Woori Financial (see Note 3). Prior to the acquisition, Woori Financial granted 709,603 awards, to be settled by issuing new shares or providing treasury stocks, to its seven directors and 30 employees. Exercise price is 10,244 Won per share. After the acquisition, awards granted to former directors of Woori Financial were cancelled or forfeited by the voluntary resigns of directors. These increased 422 million Won of additional paid-in capital. At December 31, 2007, 426,539 awards remained outstanding.

Compensation expenses for the years ended December 31, 2005, 2006 and 2007 were as follows:

For the year ended December 31,	Korean Won (in millions)
	Type A awards	Type B awards	Woori Financial	Total
2005	3,753	4,265	—	8,018
2006	188	114	—	302
2007	—	—	1,117	1,117

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

For the purpose of computing the compensation expenses for the year ended December 31, 2007, the Company estimated the fair value of stock compensation awards using the Black-Scholes option pricing model at the measurement date. The model requires the use of numerous assumptions, many of which are highly subjective in nature. The assumptions used for the purpose of estimating the fair value of stock compensation awards at the grant date were as follows:

Description	Application
(The Holding Company)
Discount rate	Yield (5.35%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 31, 2007
Expected exercising period	0.5 year (average holding period)
Expected forfeiture ratio	0.00%
Expected volatility of stock price	14.19%, which is the annualized standard deviation of expected stock investment yield based on continuous compounded method
Fair value of Type A awards	11,921 Won per share
Fair value of Type B awards	6,800 Won per share

(Woori Financial)
Discount rate	Yield (5.32%, 5.35%, 5.38%) of treasury bond, which has the same residual maturity (4 years, 4.5 years, 5 years) as the expected exercise period, as of December 31, 2007
Expected exercising period	4.5 years (average holding period)
Expected forfeiture ratio	0.00%
Expected volatility of stock price	42.36%, which is the annualized standard deviation of expected stock investment yield based on continuous compounded method
Fair value of awards	10,244 Won per share

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Management of the Company believes that as of December 31, 2007, each of the Bank Subsidiaries met all capital adequacy requirements to which they are subject. Events beyond management’s control, such as fluctuations in interest rates or a downturn in the economy in areas in which the Bank Subsidiaries’ loans or securities are concentrated, could adversely affect future earnings and consequently, each of the Bank Subsidiaries’ abilities to meet its future capital requirements.

The following capital ratios are calculated in accordance with the FSS guidelines, which are materially consistent with BIS guidelines, and each of the Bank Subsidiaries’ consolidated financial statements prepared in accordance with Korean GAAP, which may vary in certain significant respects from U.S. GAAP, as of December 31:

	Korean Won (in millions)
	2006
	Woori Bank	Kwangju Bank	Kyongnam Bank
Tier 1 Capital	8,616,895	588,839	750,883
Tier 2 Capital	5,477,703	367,877	381,507
Less: Investment in non-consolidated equity investees (1)	(59,131)	—	(4,059)

Total risk-adjusted capital	14,035,467	956,716	1,128,331

Risk-weighted assets
On-balance sheet assets	115,280,921	8,175,505	9,870,487
Off-balance sheet assets	7,360,458	186,982	152,020

Total risk-weighted assets	122,641,379	8,362,487	10,022,507

Tier 1 capital ratio	7.03%	7.04%	7.49%
Tier 2 capital ratio	4.47%	4.40%	3.81%
Total risk-based capital ratio	11.44%	11.44%	11.26%

	Korean Won (in millions)
	2007
	Woori Bank	Kwangju Bank	Kyongnam Bank
Tier 1 Capital	11,071,285	700,746	911,900
Tier 2 Capital	5,655,230	406,948	432,940
Less: Investment in non-consolidated equity investees (1)	(69,228)	—	(4,741)

Total risk-adjusted capital	16,657,287	1,107,694	1,340,099

Risk-weighted assets
On-balance sheet assets	137,493,586	9,660,752	12,146,366
Off-balance sheet assets	9,315,687	491,547	258,097

Total risk-weighted assets	146,809,273	10,152,299	12,404,463

Tier 1 capital ratio	7.54%	6.90%	7.35%
Tier 2 capital ratio	3.85%	4.01%	3.49%
Total risk-based capital ratio	11.35%	10.91%	10.80%

(1)

Investment in non-consolidated equity investees engaged in banking and financial activities are deducted from total capital, but not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

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

Capital ratios of Woori Bank in accordance with the additional reporting requirements and Woori Bank’s consolidated financial statements prepared in accordance with Korean GAAP, which may vary in certain significant respects from U.S. GAAP, as of December 31, 2006 and 2007, were as follows:

	Korean Won (in millions)
	2006	2007
Tier 1 Capital	8,616,895	11,071,285
Tier 2 Capital (1)	5,396,393	5,524,105

Total risk-adjusted capital	14,013,288	16,595,390

Risk-weighted assets for credit risk	118,407,892	140,111,622
Risk-weighted assets for market risk	2,436,885	1,683,924

Total risk-weighted assets	120,844,777	141,795,546

Tier 1 capital ratio	7.13%	7.81%
Tier 2 capital ratio	4.47%	3.90%
Total risk-based capital ratio	11.60%	11.70%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from Tier 2 pursuant to the guidelines of the FSS.

The General Banking Act provides for a minimum paid-in capital of 100 billion Won for nationwide banks and 25 billion Won for regional banks.

Memorandum of Understanding between KDIC and Woori Subsidiaries

As a condition of the capital contributions and injections that were executed and made by KDIC into Woori Subsidiaries, each of Woori Subsidiaries entered into an Execution of Business Normalization Plan Memorandum of Understanding (“MOU”) with KDIC which also includes a business normalization plan, “required execution matters” and letter of undertaking as attachments. In the case of Woori Bank, the MOU entered into on December 30, 2000, superseded an MOU which was originally entered into with the FSC and KDIC on January 22, 1999. With the exception of specific targets set forth therein, the terms and conditions of the Execution of Business Normalization Plan MOU that applies to each subsidiary are substantially identical and primarily deal with each subsidiary’s obligations to implement its business normalization plan, which is a two-year plan renewed every two years until the MOU terminates, that was prepared by each subsidiary and approved by KDIC. Among Woori Subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank were subject to MOUs entered into with KDIC as of December 31, 2007. Woori Investment Bank and Woori Credit Card, which had formerly entered into MOUs with KDIC, were merged into Woori Bank in 2003 and 2004, respectively (see Note 1), and the targets set forth in the MOU applying to Woori Bank were adjusted accordingly to reflect such mergers.

In the event that KDIC determines that a subsidiary has failed to implement its business normalization plan or to meet financial ratio targets, KDIC may impose sanctions on directors as well as employees ranging from

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

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

As of December 31, 2006 and 2007, all Woori Subsidiaries subject to MOUs entered into with KDIC met all the financial ratio targets set forth in the MOUs.

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

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

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

As of December 31, 2006 and 2007, the Holding Company met all the financial ratio targets set forth in the MOU.

31. Income Tax

The components of income tax expense for the years ended December 31, 2005, 2006 and 2007 were as follows:

	Korean Won (in millions)
	2005	2006	2007
Current:
Domestic	314,778	537,776	770,561
Foreign	13,200	15,236	17,402

	327,978	553,012	787,963

Deferred:
Domestic	38,495	68,373	55,484
Foreign	(817)	(989)	(693)

	37,678	67,384	54,791

Tax benefit recognized for Interpretation 48 uncertainties in the income statement	—	—	(893)
Interest expense and penalties, gross of related tax effects	—	—	119
Interest income, gross of related tax effects	—	—	(4,552)

Total income tax expense	365,656	620,396	837,428

The tax effects of unrealized gains and losses on investment securities and foreign currency translation are recorded directly in stockholders’ equity as a component of “Accumulated other comprehensive income, net of tax.”

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Income tax is calculated for each individual entity in the Company. As a result, losses incurred by subsidiaries cannot be offset against profits earned by any other profitable company. The tax on the operating profit differs from the theoretical amount that would arise at the basic tax rate in Korea as follows:

	Korean Won (in millions)
	2005	2006	2007
Income before income tax expense and minority interest	2,178,217	2,573,808	3,090,594

Tax calculated at statutory tax rate (27.5%)	599,010	707,797	849,913
Income not taxable for tax purposes	(53,933)	(73,972)	(71,458)
Expense not deductible for tax purposes	48,958	29,121	109,129
Decrease in valuation allowance affecting income tax expenses	(243,821)	(44,908)	(46,455)
Other	15,442	2,358	(3,701)

Income tax expense	365,656	620,396	837,428

The tax effects of temporary differences and NOLs that gave rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2006 and 2007 were as follows:

	Korean Won (in millions)
	2006	2007
Deferred tax assets:
Allowance for loan losses	178,912	—
Allowance for credit-related commitments	42,615	11,193
Valuation of trading securities	742	2,055
Valuation of investments	422,903	531,148
Derivatives valuation	13,764	38,903
Premises and equipment	27,379	28,026
Interest income accrual	—	95,410
Other temporary differences	169,436	144,460
NOL	364,902	292,902

Gross deferred tax assets	1,220,653	1,144,097
Less: Valuation allowance	(267,317)	(217,040)

Deferred tax assets	953,336	927,057

Deferred tax liabilities:
Interest income accrual	(62,381)	—
Allowance for loan losses	—	(21,856)
Valuation of trading securities	(44,577)	(72,470)
Valuation of investments	(27,202)	(34,989)
Derivatives valuation	(12,736)	(10,034)
Other temporary differences	(26,252)	(117,933)

Deferred tax liabilities excluding other comprehensive income related deferred tax liabilities	(173,148)	(257,282)

Other comprehensive income related deferred tax liabilities	(309,464)	(248,177)

Gross deferred tax liabilities	(482,612)	(505,459)

Net deferred tax assets	470,724	421,598

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

The changes in the valuation allowance in 2005, 2006 and 2007 were as follows:

	Korean Won (in millions)
	2005	2006	2007
Beginning of the year	603,838	319,336	267,317

Affecting deficit equity	(6,580)	—	—
Affecting core deposit intangible assets	(9,048)	—	—
Extinguishment of NOL carryforwards	(25,053)	(7,111)	(3,822)
Affecting income tax expenses	(243,821)	(44,908)	(46,455)

End of the year	319,336	267,317	217,040

The Company established the valuation allowance in connection with four separate acquisitions of Woori Bank, Peace Bank (renamed Woori Credit Card, and merged into Woori Bank, see Note 1), Kwangju Bank and Kyongnam Bank that occurred in 1998 and 2000.

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

During the years 2001 through 2005 to the extent that certain of the deferred tax assets were realized, the valuation allowances were reduced and recorded as a reduction of deficit equity (see Note 24). The Company’s net deferred tax assets are based on the expectation of future taxable income and utilization of tax planning strategies. Based on these factors, management believes it is more likely than not that the Company will realize net deferred tax assets of 470,724 million Won and 421,818 million Won as of December 31, 2006 and 2007.

As of December 31, 2007, the Company has NOL carryforwards totaling 1,065,099 million Won that expire from 2008 to 2012. The valuation allowance recorded by the Company at December 31, 2007 mostly represents the NOL carryforwards which are more likely than not to expire unutilized.

As discussed in Note 1 to the consolidated financial statements, the Company adopted FIN 48 effective January 1, 2007. Upon adoption at January 1, 2007, the Company increased retained earnings by 75,266 million Won.

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2007 in the following table:

Korean Won (in millions)
Total unrecognized tax benefits at January 1, 2007	23,174
Amount of increase for current year’s tax position	6,836
Amount of decreases related to settlements	(6,250)

Total unrecognized tax benefits at December 31, 2007	23,760

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and effective tax rate. As of December 31, 2007 and January 1, 2007, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate are 10,797 million Won and 14,988 million Won, respectively. The Company does not expect significant changes in the gross balance of unrecognized tax benefits to occur within the next 12 months.

The Company’s major tax jurisdiction is the Republic of Korea. In 2007, the National Tax Service completed their regular examination of Woori Bank’s income tax returns for the years 2002 through 2006 and Woori Bank has filed a tax appeal for certain issues related to this examination. The final result of this examination and related tax appeal are reflected in the consolidated financial statements. All tax years subsequent to 2006 remain open to examination for Woori Bank while all tax years subsequent to 2001 remain open for the Holding Company, Kyongnam Bank, Kwangju Bank and other subsidiaries.

The Company’s continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. After the adoption of FIN 48, the Company had a total gross accrual for interest income in the amount of 9,265 million Won and penalties in the amount of 98 million Won as of December 31, 2007, and 7,942 million Won of interest income and 5 million Won of penalties as of January 1, 2007.

During 2007, the Company recognized 1,323 million Won of income tax benefit related to interest and 93 million Won of tax expense related to penalties.

32. Earnings Per Share

Basic EPS are calculated by dividing the net income applicable to common shares outstanding by the weighted average number of common shares deemed to be outstanding for the period. Diluted EPS is computed in a manner consistent with that of basic EPS while giving effect to all potentially dilutive common shares that were outstanding during the period, including stock compensation awards and convertible debentures. Where the effect of this exercise or conversion would have been dilutive, net income available to common stockholders is adjusted by the applicable expenses on the potentially dilutive instruments. The adjusted net income is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilution resulting from the exercise of the Company’s stock compensation awards and the conversion of convertible debentures.

In 2005, stock compensation awards of the Holding Company were excluded from the computation of diluted EPS due to their anti-dilutive effect. In addition, in 2006 and 2007, stock compensation awards of the Holding Company were excluded from the computation of diluted EPS due to modification of the original term. The awards granted by the Company may only be settled upon exercise by paying the difference between the market price and the exercise price in cash in accordance with the modified terms. Convertible debentures issued by the Holding Company were included in the computation of diluted EPS in 2005.

In 2007, convertible debentures issued by Woori Financial were included in the computation of diluted EPS of the Company. Stock compensation awards of the Woori Financial were excluded from the computation of diluted EPS due to their anti-dilutive effect.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

The following table is a summary of the computation of EPS for the years ended December 31, 2005, 2006 and 2007:

	Korean Won (In millions of Won, except per share amount)
	2005	2006	2007
Basic income per share:
Net income	1,805,895	1,950,672	2,241,806
Weighted average number of common shares outstanding (shares in thousands)	804,389	806,013	806,000

Basic net income per share	2,245	2,420	2,781

Diluted income per share:
Net income	1,805,895	1,950,672	2,241,806
Expense related to convertible debentures, net of tax	206	—	—
Subsidiary’s EPS diluted effect	—	—	(7)

Net income for purpose of computing diluted income per share	1,806,101	1,950,672	2,241,799
Weighted average number of common shares outstanding (shares in thousands)	804,389	806,013	806,000

Dilutive effect of convertible debentures (shares in thousands)	1,477	—	—

Weighted average number of common shares outstanding—assuming dilution (shares in thousands)	805,866	806,013	806,000

Diluted net income per share	2,241	2,420	2,781

33. Employee Severance Plan

Employees and directors with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Under the Korean National Pension Fund Law, the Company was required to pay a certain percentage of employee severance benefits to the National Pension Fund prior to April 1999. The Company has no additional liability once the amount has been contributed, thus the Company deducts contributions made to the National Pension Fund from accrued employee severance plan obligations. Additionally, the Company contributes voluntarily a certain percentage of employee severance benefits to a severance insurance deposit account maintained for the benefit of employees at an insurance company. The severance insurance deposit can only be used for the payment of severance plan obligations once the amount has been contributed; thus the Company deducts the severance insurance deposit from its accrued employee severance plan obligations.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Accrued employee severance plan obligations included in “Other liabilities” as of December 31, 2005, 2006 and 2007 were as follows:

	Korean Won (in millions)
	2005	2006	2007
Balance as of January 1,	308,530	376,290	283,373
Severance plan expense	120,799	108,037	137,647
Plan payments	(36,550)	(200,954)	(120,089)
Others (1)	(16,489)	—	3,201

Balance as of December 31,	376,290	283,373	304,132
Contribution to national pension fund and severance insurance deposit (2)	(103)	(74)	(134,483)

	376,187	283,299	169,649

(1)

Represents decrease in 2005 due to the merger of Woori Securities into LG Investment & Securities Co., Ltd. and increase in 2007 due to the acquisitions of Woori Financial and Kumho Investment bank (See Note 3).

(2)	Deposits for severance payments in 2007 amounts to 134,431 million Won, which is deducted from accrued severance benefits in other liabilities (see Note 5).

The Company expects to make the following future severance payments to its employees upon their normal retirement age:

Korean Won (in millions)
Expected payments in 2008	425
Expected payments in 2009	1,020
Expected payments in 2010	2,355
Expected payments in 2011	8,002
Expected payments in 2012	10,185
Expected payments from 2013 to 2017	155,836

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement dates. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance plan”). Such withdrawal was included in the amount of plan payments. Total interim severance payments made by the Company were 12,477 million Won, 194,886 million Won and 74,105 million Won in 2005, 2006 and 2007, respectively.

In addition to regular termination benefits, the Company paid special termination benefits of 65,286 million Won, 20,995 million Won and 21,204 million Won for the years ended December 31, 2005, 2006 and 2007, respectively to 419 employees, 212 employees and 139 employees who accepted early retirement.

34. Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is based on

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

quoted market prices, where available. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. As a result, fair values of such instruments are derived using present value or other valuation techniques derived based on management’s assumptions of the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, such estimates may not be indicative of net realizable value. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values. Certain financial instruments and all non-financial instruments are excluded from the scope of SFAS No. 107. Accordingly, the derived fair value estimates presented herein are only indicative of individual financial instruments and cannot be substantiated by comparison to independent markets and should not be considered an indication of the fair value of the Company.

Fair values among financial institutions are not comparable due to the wide range of permitted valuation techniques and numerous estimates that must be made. This lack of objective valuation standards introduces a great degree of subjectivity to these derived or estimated fair values.

The following section summarizes the methods and assumptions used by the Company, by financial instrument, in estimating fair value: Different assumptions could significantly affect these estimates.

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

Securities and trading assets and liabilities: Fair values for trading assets, securities available-for-sale and trading liabilities (including trading derivative financial instruments) are the amounts recognized in the consolidated balance sheets, which are based on market prices, where available. Fair values of held-to-maturity securities are also based on market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments, internal valuation models or external valuations performed by qualified independent evaluators, except in the case of certain swaps where pricing models are used.

Collateralized Debt Obligations (“CDOs”) and Credit Default Swaps (“CDSs”): The Company employed waterfall, market value and option pricing approaches for the valuation of CDOs and CDSs. These approaches are based on several assumptions including interest rate curves, credit spreads, default rates and recovery rates which are derived from rating agencies and other market sources. While the Company believes that its methodology is reasonable, the fair value estimates are highly sensitive to changes under certain assumptions relating to market conditions. Different expected default ratio, recovery ratio and market spreads, in particular, may result in substantial changes in the estimated fair value of CDOs and CDSs.

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

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

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

Derivative financial instruments: All derivatives are recognized on the balance sheet at fair value based on quoted market prices or dealer quotes where available. If quoted market prices are not available, pricing or valuation models are applied to current market information to estimate fair value; in some cases, counterparty quotes or external valuations are also utilized (see Note 35).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

The estimated fair values of the Company’s financial instruments as of December 31, 2006 and 2007 were as follows:

	Korean Won (in millions)
	2006		2007
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	7,935,097	7,935,097	11,552,837	11,552,837
Restricted cash	243,427	243,427	131,124	131,124
Interest-bearing deposits in other banks	1,581,698	1,581,698	2,128,263	2,128,263
Call loans and securities purchased under resale agreements	940,422	940,422	1,695,404	1,695,404
Trading assets	7,575,932	7,575,932	12,172,726	12,172,726
Available-for-sale securities	28,173,900	28,173,900	27,234,832	27,234,832
Held-to-maturity securities	8,613,679	8,594,607	8,215,992	8,119,354
Other investment assets	1,567,724	3,543,313	2,051,232	4,174,823
Loans, net	131,928,089	131,462,311	158,129,886	157,431,304
Due from customers on acceptances	266,765	266,765	248,606	248,606
Accrued interest and dividends receivable	865,329	865,329	950,074	950,074
Loans held for sale	75,960	75,960	126,370	126,370
Other assets—hedging derivatives	6,942	6,942	3,213	3,213
Other assets—security deposits	1,052,343	1,052,343	1,167,975	1,167,975
Financial liabilities:
Interest-bearing deposits	121,687,884	121,002,181	140,359,376	139,322,627
Non-interest bearing deposits	4,851,466	4,851,466	4,668,370	4,668,370
Call money	2,270,361	2,270,361	3,008,463	3,008,463
Trading liabilities	1,700,934	1,700,934	2,980,702	2,980,702
Acceptances outstanding	266,765	266,765	248,606	248,606
Other borrowed funds	12,024,895	12,024,895	13,932,484	13,932,484
Secured borrowings	2,628,857	2,628,208	3,485,892	3,478,760
Long-term debt	32,297,811	31,432,514	41,336,239	39,685,165
Accrued interest payable	2,339,753	2,339,753	2,892,389	2,892,389
Other liabilities—hedging derivatives	10,333	10,333	31,995	31,995
Other liabilities—security deposits received	122,785	122,785	249,617	249,617

The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit and other credit-related commitments are immaterial to the consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

35. Derivative Financial Instruments and Hedging Activities

In the normal course of business, the Company enters into derivatives and foreign exchange spot contracts to manage the risk exposures of its customers. The Company also uses derivative instruments in reducing risk exposures relating to fluctuations in its own trading accounts, and asset and liabilities in response to interest rate and foreign exchange risks. The total notional amounts of the derivative contracts that the Company entered into as of December 31, 2006 and 2007, respectively, were as follows:

	Korean Won (in millions)
	2006	2007
Interest rate derivatives	37,828,387	73,991,730
Foreign currency derivatives	61,516,572	151,543,569
Equity derivatives	2,866,666	1,852,787
Credit derivatives	246,344	614,521
Commodity derivatives	1,130,791	2,628,268
Other derivatives	—	126,758

	103,588,760	230,757,633

The combined aggregate notional amount by contractual maturities of the derivative contracts as of December 31, 2007 was as follows:

	Korean Won (in millions)
	Due in one year or less	Due after one year through five years	Due after five years	Total
Interest rate derivatives	27,935,680	34,921,510	11,134,540	73,991,730
Foreign currency derivatives	131,013,569	18,135,475	2,394,525	151,543,569
Equity derivatives	1,478,006	374,781	—	1,852,787
Credit derivatives	9,382	136,039	469,100	614,521
Commodity derivatives	1,041,663	1,586,605	—	2,628,268
Other derivatives	126,758	—	—	126,758

	161,605,058	55,154,410	13,998,165	230,757,633

The Company uses interest rate derivatives principally to manage exposure to interest rate risk. Pay fixed interest rate swaps are used to convert fixed rate assets, principally securities, into synthetic variable rate instruments. Receive fixed interest rate swaps contracts are used to convert fixed rate funding sources into synthetic variable rate funding instruments. Cross-currency interest rate swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. Cross-currency swaps are used by the Company to convert foreign currency denominated assets and fundings denominated from one currency into another currency.

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

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

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

During 2007, due to the deterioration of the U.S. credit market, the Company recognized loss on credit derivatives amounting to 126,750 million Won and charged the losses to current operations in 2007. The Company expects conditions in credit markets in the U.S. to remain uncertain for the foreseeable future. Therefore, continued deterioration in the U.S. credit markets could adversely affect the fair value of credit derivatives held by the Company.

For the years ended December 31, 2005, 2006 and 2007, the Company has entered into only fair value hedge relationships whereby the Company entered into a derivative contract, which was designated as: (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. Changes in the fair value of the derivatives and the related hedged items are recognized currently in earnings. The Company applied fair value hedge accounting for the interest rate swap transactions that qualified for the short-cut method of hedge accounting. Since no ineffectiveness was assumed for those transactions, no ineffective portion was recognized in earnings for the years ended December 2005, 2006, and 2007.

The majority of the Company’s derivatives do not qualify as hedges pursuant to SFAS No. 133. Fair values of derivatives not qualifying for hedge accounting are reflected in “Trading assets” or “Trading liabilities” and any changes in fair values related to these derivatives transactions are reflected in “Trading revenue, net.” However, the fair values of derivatives qualifying for hedge accounting are included in “Other assets” or “Other liabilities” and the earnings impact of these fair value hedges is reflected in income/expenses of the hedged items such as interest income or interest expense and the changes in fair value attributable to the risk being hedged for the hedged items are included in “Other non-interest income” or “Other non-interest expenses.”

36. Commitments and Contingencies

Legal proceedings

The Company is a party to certain legal actions arising in the normal course of its operations. Other than the legal proceedings discussed below, management believes that these actions are without merit and that the ultimate liability, if any, will not materially affect the Company’s financial position, liquidity or results of operations.

a) In August 2005, Woori Bank and another domestic bank were named as defendants in a lawsuit, which claimed damages of $50 million in the United States. The plaintiffs, Scott L. Baena, and the Liquidation Trustee of the Lernout & Hauspie Speech Products N.V., alleged that the defendants assisted Lernout & Houspie Korea, a Korean subsidiary of Lernout & Hauspie Speech Products N.V., in falsely inflating its financial results by entering into certain transactions with Lernout & Houspie Korea and consequently harmed Lernout & Hauspie Speech Products N.V. The lawsuit is still in process. The

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Company has determined that a loss related to this matter is not probable at this time as defined by SFAS No. 5, “Accounting for Contingencies.”

b) In December 1998, Woori Bank was named as the defendant in a lawsuit filed by Ilsung Pharmaceuticals Co., Ltd, which claimed damages of 30 billion Won. Ilsung Pharmaceuticals alleged that Woori Bank had illegally reduced its capital. In December 2003, the Seoul District Court dismissed the claim, and Ilsung Pharmaceuticals appealed the decision to the appellate court in January 2004. In January 2007, the appellate court dismissed the appeal, and Ilsung Pharmaceuticals has appealed to the Supreme Court of Korea, where the lawsuit is currently pending.

c) In September 2005, Daewoo Motors brought a lawsuit against Woori Bank in the Seoul District Court, claiming that Woori Bank had improperly set-off Daewoo Motor’s deposits to satisfy Daewoo Motor’s outstanding debts, resulting in damages of 48.9 billion Won. Woori Bank countersued with respect to an outstanding loan of 22.7 billion Won. The Seoul District Court ruled in favor of Woori Bank and Daewoo Motors appealed the decision. In February 2008, the appellate court dismissed the appeal, and Daewoo Motors has appealed to the Supreme Court of Korea, where the lawsuit is currently pending.

d) Kyobo Life Insurance had brought a lawsuit against Woori Bank in July 2000, claiming damages of 10 billion Won on the allegation that Woori Bank had violated a trust agreement with Kyobo Life by investing entrusted funds in Saehan’s unsecured corporate debt securities, which subsequently underwent an out-of-court workout. The Seoul District Court’s decision in September 2001 in favor of Woori Bank was reversed by the appellate court in 2004. Woori Bank subsequently appealed the appellate court’s decision to the Supreme Court of Korea. The Supreme Court of Korea’s ruling in October 2006 found contributory negligence on the part of Kyobo Life Insurance while recognizing that the entrusted funds should not have been invested in unsecured instruments, and the case was remanded to the appellate court where the lawsuit is currently pending. The Company has established 5 billion Won of allowances relating to the lawsuit.

e) In October, 2001, The Export-Import Bank of Korea filed a lawsuit in Seoul District Court against Kwangju Bank with respect to its obligations relating to a certificate of guarantee to be issued on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea in the amount of US$100 million, of which Kwangju Bank’s exposure amounts to US$41 million. In December 2003, the Seoul District Court ruled against Kwangju Bank and required it to issue a certificate of guarantee on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea. Kwangju Bank appealed this decision to the Seoul High Court, which dismissed the appeal in December 2005. Kwangju Bank appealed the decision of the appellate court to the Supreme Court of Korea in January 2006, and the Supreme Court dismissed such appeal in July 2006. Subsequently, The Export-Import Bank filed an additional lawsuit in the Seoul District Court in December 2006 requesting monetary damages in satisfaction of our obligations relating to the certificate of guarantee. The lawsuits are currently pending at the appellate court and the Seoul District Court, respectively. The Company has established 38 billion Won of allowances relating to the lawsuit.

f) Woori Bank has the lawsuits as a plaintiff currently pending at the Supreme Court of Korea, which are related to tax-purpose book value of stocks of Samsung Life Insurance Co., Ltd. which was donated in June 2000, special reserve for capital gain from the sales of land in 1998 and deemed interest to employees in 1999. With respect to the lawsuits, the Company recorded 75,617 million Won as “Other Assets” in the consolidated financial statements as of December 31, 2007 upon adoption of FIN 48.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Lease commitments

The Company leases certain office space and equipment under non-cancelable agreements. Future minimum rental commitments for non-cancelable leases as of December 31, 2007 were as follows:

	Korean Won (in millions)
	Capitalized leases	Operating leases
2008	20,112	103,810
2009	20,259	59,359
2010	8,246	42,176
2011	5,796	36,577
2012	4,639	28,567
2013 and thereafter	—	22,454

Total minimum lease payments	59,052	292,943

Amount representing interest	(5,061)

Present value of minimum lease payments	53,991

Total rental expense for the years ended December 31, 2005, 2006 and 2007 was 124,858 million Won, 136,763 million Won and 185,482 million Won, respectively.

In lieu of rent, certain lease agreements require the Company to advance a non-interest-bearing refundable deposit to the landlord for the landlord’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Company has recorded an equal amount of rent expense and interest income related to these leases of 32,635 million Won, 34,492 million Won and 58,312 million Won on deposit balances of 971,345 million Won, 1,028,309 million Won and 1,121,972 million Won for the years ended December 31, 2005, 2006 and 2007, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

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

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

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

Management computes specific and probable loss components for credit-related commitments. As of December 31, 2006 and 2007, the allowance for credit-related commitments amounted to 220,745 million Won and 154,969 million Won, respectively, which is reported in “Other liabilities.”

As of December 31, 2006 and 2007, the financial instruments whose contract amounts represent credit risk to the Company were as follows:

	Korean Won (in millions)
	2006	2007
Guarantees	4,010,635	9,630,594
Commercial letters of credit	3,152,800	4,287,381
Unused lines of credit:
Commercial	50,549,763	44,663,832
Credit cards	15,733,100	18,376,796
Consumer	6,028,809	6,354,160
Commitments to extend credit	4,278,116	4,402,314

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2006 and 2007 were as follows:

	Korean Won (in millions)
	2006	2007
Short-term and long-term deposits	243,038	265,156
Available-for-sale securities	1,519,231	1,955,206
Held-to-maturity securities	4,779,057	4,954,050
Loans	409,312	315,260
Other pledged assets	88,034	187,040

Total	7,038,672	7,676,712

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Obligation under guarantees

The Company provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The table below summarizes all of the Company’s guarantees under FIN No. 45 as of December 31, 2007. The maximum potential amount of future payments represents the notional amount that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

	Korean Won (in millions)
	Expire within one year	Expire after one year	Total	Current carrying value (1)	Collateral held	Maximum potential amount of future payment
Financial guarantees	121,276	52,477	173,753	425	68,990	173,753
Performance guarantees	2,880,116	6,576,725	9,456,841	74,620	1,180,122	9,456,841
Liquidity facilities to SPEs	496,230	5,001,564	5,497,794	55,867	56,290	5,497,794
Loans sold with recourse to KAMCO	—	7,368	7,368	—	—	7,368
Credit derivatives	9,382	605,139	614,521	—	—	614,521

(1)	Recorded as other liabilities under FIN No. 45.

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

The Company typically has recourse to recover from the customer any amounts paid under these guarantees; in addition, the Company may hold cash or other highly liquid collateral to support these guarantees. In connection with financial guarantees and performance guarantees, the Company has recognized net unearned income amounting to 7,152 million Won and 7,705 million Won as of December 31, 2006 and 2007, respectively. Unearned income is included in “Other liabilities.”

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines to SPEs. The SPEs are established by third parties to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Company had commitments to provide liquidity to SPEs in amounts up to 4,215,168 million Won and 5,497,794 million Won as of December 31, 2006 and 2007, respectively. Although the Company did not sell assets to some of these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. The Company has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

Loans sold subject to repurchase obligation represent certain non-performing loans the Company sold to KAMCO prior to 2000. As of December 31, 2006, the Company recorded a liability of 978 million Won,

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

representing its estimated repurchase obligation under the sales agreements. There is no recorded recourse liability as of December 31, 2007 since the Company does not expect KAMCO to require the Company to repurchase outstanding loans.

The Company has entered into credit derivatives with unrelated parties for credit enhancement purposes. These derivatives are recorded on the balance sheet at fair value. As of December 31, 2006 and 2007, these credit derivatives had an aggregate notional amount of 246,344 million Won and 614,521 million Won, respectively, which represents the maximum potential amount of future payments on the contracts. The carrying amount of these derivatives amounted to 1,751 million Won, and 128,088 million Won, net of liabilities, as of December 31, 2006 and 2007, respectively.

In the normal course of the Company’s business, indemnification clauses are often included in standard contractual terms with an assessment that risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected on the consolidated balance sheet as of December 31, 2006 and 2007 related to these indemnifications. In addition, the Company provided purchase guarantees to venders amounting to 284,992 million Won as of December 31, 2007.

37. Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 97.29% and 96.52% of the Company’s loan portfolio as of December 31, 2006 and 2007, respectively. Investments in debt and equity securities of Korean entities comprised 96.12% and 96.86% of the Company’s investment portfolio as of December 31, 2006 and 2007, respectively.

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

The table below indicates major products including both on-balance sheet (principally loans) and off-balance sheet (principally unused lines of credit) exposures as of December 31:

	Korean Won (in millions)
	2006			2007
	Credit exposure	On-balance sheet (1)	Off-balance sheet	Credit exposure	On-balance sheet (1)	Off-balance sheet
Commercial loans (1)	137,797,902	75,806,588	61,991,314	160,252,925	97,268,804	62,984,121
Credit cards	18,137,692	2,404,592	15,733,100	21,702,141	3,325,345	18,376,796
Consumer	61,819,715	55,790,906	6,028,809	65,877,495	59,523,335	6,354,160

Total	217,755,309	134,002,086	83,753,223	247,832,561	160,117,484	87,715,077

(1)	Includes loans and due from customers on acceptances and excludes unearned income.
(2)	In addition, the Company has exposure to credit derivatives in the notional amount of 614,521 million Won as of December 31, 2007.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

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

Loans to related parties

The table below summarizes the changes in the amount of loans to KDIC, trust accounts, directors and executive officers, and employees.

	Korean Won (in millions)
	2005			2006			2007
	KDIC	Directors	Employees	KDIC	Directors	Employees	KDIC	Directors	Employees
Loan as of January 1	25,600	49	191,241	25,600	65	191,688	25,600	39	179,806
New loans	—	16	7,771	—	3	45,035	—	69	64,374
Repayments	—	—	(7,324)	—	(29)	(56,917)	—	(39)	(23,318)

Loan as of December 31	25,600	65	191,688	25,600	39	179,806	25,600	69	220,862

Other balances as of December 31, 2005, 2006 and 2007 and the related expense and income for the years then ended for related party transactions were as follows:

	Korean Won (in millions)
	2005				2006				2007
	KDIC	Trust (1)	Directors	Employees	KDIC	Trust (1)	Directors	Employees	KDIC	Trust (1)	Directors	Employees
Debt securities	3,044,147	—	—	—	2,592,246	—	—	—	1,625,471	—	—	—
Other assets	256,973	5,993	—	—	—	9,937	—	—	—	9,911	—	—
Other borrowed funds	—	764,478	—	—	—	1,591,324	—	—	—	4,137,759	—	—
Fees and commissions income	—	13,182	—	—	—	23,616	—	—	—	24,999	—	—
Interest income on loans	1,160	—	5	6,998	1,263	—	3	8,761	1,397	—	2	9,620
Interest income on securities	151,081	—	—	—	139,865	—	—	—	105,303	—	—	—
Interest expense on other borrowed funds	—	35,597	—	—	—	44,672	—	—	—	179,605	—	—
Trading revenue, net	2,283	—	—	—	(662)	—	—	—	(328)	—	—	—
Investment securities gain, net	669	—	—	—	18	—	—	—	376	—	—	—

(1)	Trust accounts are explained in Note 41.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

39. Subsidiaries

Subsidiaries of the Holding Company as of December 31, 2007 were as follows:

Subsidiary name	Country of incorporation	Percentage Ownership (1)
Woori Finance Information System Co., Ltd.	Korea	100%
Woori Credit Suisse Asset Management Co., Ltd.	Korea	70%
Woori Financial Co., Ltd.	Korea	51.35%
Ssangyong Capital Auto Loan First Specialty Co., Ltd. (2)(3)	Korea	1.0%
Hanmi Auto Plus First Securitization Specialty Co., Ltd. (2)(3)	Korea	0.9%
Woori Private Equity Co., Ltd.	Korea	100%
Woori Private Equity Fund	Korea	46.51%
Kumho Investment Bank Co., Ltd.	Korea	41.65%
Woori EL Co., Ltd. (2)	Korea	100%
Woori F&I Co., Ltd.	Korea	100%
Woori SB Asset Management Co., Ltd.	Korea	51%
Woori F&I Fifth Asset Securitization Specialty Co., Ltd. (2)	Korea	100%
Woori F&I Sixth Asset Securitization Specialty Co., Ltd. (2)	Korea	100%
Woori F&I Seventh Asset Securitization Specialty Co., Ltd. (2)	Korea	100%
Hiking-Woori Capital Co., Ltd. (2)	Hong Kong	49%
Woori Third Asset Securitization Specialty Co., Ltd. (2)(3)	Korea	100%
Woori Bank	Korea	100%
Woori Credit Information Co., Ltd.	Korea	100%
P.T. Bank Woori Indonesia	Indonesia	95.18%
Woori America Bank	U.S.A.	100%
Korea BTL Infrastructure Fund	Korea	100%
Woori Global Markets Asia Ltd.	Hong Kong	100%
Hanvit 9th ABS Specialty Co., Ltd. (2)(3)	Korea	2.9%
Hanvit 11th ABS Specialty Co., Ltd. (2)(3)	Korea	4.9%
Woori Ship Mortgage 1st ABS Specialty Co., Ltd. (2)(3)	Korea	0.1%
Woori Ship Mortgage 2-2 ABS Specialty Co., Ltd. (2)(3)	Korea	0.1%
Woori Aircraft Mortgage 1st Asset Securitization Specialty Co., Ltd. (2)(3)	Korea	0.1%
Swan SF Co., Ltd. (2)(3)	Korea	0%
Woori Swan Co., Ltd. (2)(3)	Korea	0%
Woori Frontier Co., Ltd. (2)(3)	Korea	0%
Woori TY ABS Specialty Co., Ltd. (2)(3)	Korea	0%
Consus 8th Co., LLC. (2)(3)	Korea	0%
Kyongnam Bank	Korea	100%
Consus 6th Co., LLC. (2)(3)	Korea	0%
Kwangju Bank	Korea	100%
Zao Woori Bank Limited	Russia	100%
Woori Bank (China) Limited	China	100%
AnDong Raja 1st Co., Ltd. (2)(3)	Korea	0%

(1)	Direct and indirect ownership are combined.
(2)	Established as an SPE.
(3)	As the Company is deemed the primary beneficiary, these SPEs were included in the consolidated financial statements of the Company.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

All holdings are in the common shares of the subsidiary concerned. Guaranteed trust accounts and certain VIEs, other than the SPEs listed above, which were consolidated as of December 31, 2007, are not included in the list of the subsidiaries (see Notes 1, 11 and 41).

40. Segment Reporting

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The Company’s reportable segments are based on individual entity’s history of operating as independent financial institutions prior to their acquisition by KDIC and the Company, the nature of the products and services provided, the type of class of customers and the Company’s management organization, and provide the basis on which the Company reports its segment information:

•

Woori Bank segment—Woori Bank has 18 subsidiaries, which are comprised of 1 domestic company, 5 overseas companies, 1 infrastructure fund and 11 SPEs. Woori Bank is engaged in the commercial banking business and foreign exchange operations. Woori Bank segment excludes the credit card operation of Woori Bank which is included in the credit card operation segment.

•

Kyongnam Bank segment—Kyongnam Bank has 1 subsidiary, which is a SPE. Kyongnam Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southeastern part of Korea.

•	Kwangju Bank segment—Kwangju Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southwestern part of Korea.

•

Credit card operation segment (formerly Woori Credit Card segment)—Woori Credit Card was engaged in the credit card business. On March 29, 2004, Woori Credit Card split off a part of its credit card business, which had been previously purchased from Kwangju Bank, and transferred it back to Kwangju Bank. In addition, on March 31, 2004, Woori Credit Card transferred all other assets and liabilities, including its credit card subscriber base, to Woori Bank and merged with Woori Bank. As of December 31, 2006 and 2007, the credit card operation segment includes the credit card operation of Woori Bank.

•

Securities brokerage services segment—Woori Investment & Securities Co., Ltd. comprises this segment and provides a full range of brokerage services, investment advice and financial planning to retail customers, and various investment banking services to corporate customers. As of December 31, 2007, Woori Investment & Securities Co., Ltd. has 10 subsidiaries, which are comprised of 1 domestic company, 6 overseas companies, 2 private equity funds and 1 SPE.

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Summaries of the business segment results in 2005, 2006 and 2007 are shown in the following table:

	Korean Won (in millions)
Year ended December 31, 2005	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Elimination (1)	Total
Operating income	11,078,292	816,491	673,914	570,447	1,536,120	2,285,678	(2,144,954)	14,815,988
Operating expenses	9,685,757	672,957	575,772	314,278	1,296,204	484,992	(359,676)	12,670,284

Segment result	1,392,535	143,534	98,142	256,169	239,916	1,800,686	(1,785,278)	2,145,704

Interest and dividend income	5,658,763	702,001	588,721	515,093	210,224	36,455	(22,512)	7,688,745
Interest expense	2,878,150	324,031	296,300	38,410	93,154	143,686	(37,597)	3,736,134

Net interest income (loss)	2,780,613	377,970	292,421	476,683	117,070	(107,231)	15,085	3,952,611
Provisions for loan and lease losses, and credit-related commitments	391,046	61,039	72,641	13,886	27,786	(614)	(18,986)	546,798
Non-interest income	5,419,529	114,490	85,193	55,354	1,325,896	2,249,223	(2,122,442)	7,127,243
Non-interest expenses	6,304,254	280,688	199,240	261,982	1,146,537	246,571	(300,757)	8,138,515

Net non-interest income (loss)	(884,725)	(166,198)	(114,047)	(206,628)	179,359	2,002,652	(1,821,685)	(1,011,272)
Depreciation and amortization	112,307	7,199	7,591	—	28,727	95,349	(2,336)	248,837

Net income before tax	1,392,535	143,534	98,142	256,169	239,916	1,800,686	(1,785,278)	2,145,704
Income tax expense (benefit)	151,806	10,856	(26,542)	70,447	72,037	27,181	6,398	312,183
Minority interest	538	—	—	—	7,223	1,548	135,991	145,300

Net income for the period	1,240,191	132,678	124,684	185,722	160,656	1,771,957	(1,927,667)	1,688,221
U.S. GAAP adjustments (2)	49,979	(8,078)	(13,179)	58,989	(73,192)	116,074	(12,919)	117,674

Consolidated net income	1,290,170	124,600	111,505	244,711	87,464	1,888,031	(1,940,586)	1,805,895

Segments’ total assets	126,557,197	14,098,938	11,697,181	2,906,248	9,196,415	12,642,498	(12,555,629)	164,542,848
U.S. GAAP adjustments (2)	(1,358,577)	(685)	4,025	(3,932)	(8,561,571)	182,334	110,259	(9,628,147)

Segments’ total assets	125,198,620	14,098,253	11,701,206	2,902,316	634,844	12,824,832	(12,445,370)	154,914,701

	Korean Won (in millions)
Year ended December 31, 2006	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Elimination (1)	Total
Operating income	14,499,762	985,061	793,063	581,319	2,767,859	2,669,105	(2,154,903)	20,141,266
Operating expenses	12,564,229	778,025	669,531	358,686	2,436,959	697,976	(277,852)	17,227,554

Segment result	1,935,533	207,036	123,532	222,633	330,900	1,971,129	(1,877,051)	2,913,712

Interest and dividend income	7,524,391	820,675	704,349	560,361	354,278	55,257	(20,821)	9,998,490
Interest expense	4,432,609	427,476	392,153	48,136	194,624	121,962	(33,649)	5,583,311

Net interest income (loss)	3,091,782	393,199	312,196	512,225	159,654	(66,705)	12,828	4,415,179
Provisions for loan and lease losses, and credit-related commitments	595,250	36,530	49,381	85,252	(7,198)	(633)	36,202	794,784
Non-interest income	6,975,371	164,386	88,714	20,958	2,413,581	2,613,848	(2,134,082)	10,142,776
Non-interest expenses	7,378,328	305,790	220,573	225,298	2,227,021	501,422	(279,014)	10,579,418

Net non-interest income (loss)	(402,957)	(141,404)	(131,859)	(204,340)	186,560	2,112,426	(1,855,068)	(436,642)
Depreciation and amortization	158,042	8,229	7,424	—	22,512	75,225	(1,391)	270,041

Net income before tax	1,935,533	207,036	123,532	222,633	330,900	1,971,129	(1,877,051)	2,913,712
Income tax expense	454,325	52,078	33,414	61,224	97,260	18,419	7,785	724,505
Minority interest	584	—	—	—	384	932	157,988	159,888

Net income for the period	1,480,624	154,958	90,118	161,409	233,256	1,951,778	(2,042,824)	2,029,319
U.S. GAAP adjustments (2)	52,934	5,336	10,902	4,040	2,240	25,149	(179,248)	(78,647)

Consolidated net income	1,533,558	160,294	101,020	165,449	235,496	1,976,927	(2,222,072)	1,950,672

Segments’ total assets	165,135,797	16,653,401	13,939,414	3,640,878	12,664,500	14,429,630	(14,466,290)	211,997,330
U.S. GAAP adjustments (2)	(4,681,730)	(249,012)	(6,440)	1,591	(11,967,978)	181,546	(194,127)	(16,916,150)

Segments’ total assets	160,454,067	16,404,389	13,932,974	3,642,469	696,522	14,611,176	(14,660,417)	195,081,180

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Korean Won (in millions)
Year ended December 31, 2007	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Elimination (1)	Total
Operating income	20,347,605	1,353,178	987,679	721,677	3,109,766	2,732,279	(2,477,263)	26,774,921
Operating expenses	18,125,687	1,132,161	835,247	551,095	2,731,201	616,101	(261,475)	23,730,017

Segment result	2,221,918	221,017	152,432	170,582	378,565	2,116,178	(2,215,788)	3,044,904

Interest and dividend income	9,969,443	1,009,482	868,351	692,533	548,540	90,870	(63,397)	13,115,822
Interest expense	6,245,243	591,378	531,701	94,989	342,123	154,770	(40,492)	7,919,712

Net interest income (loss)	3,724,200	418,104	336,650	597,544	206,417	(63,900)	(22,905)	5,196,110
Provisions for loan and lease losses, and credit-related commitments	589,442	37,638	49,681	78,703	—	3,735	14,648	773,847
Non-interest income	10,378,162	343,696	119,328	29,144	2,561,226	2,641,409	(2,413,866)	13,659,099
Non-interest expenses	11,132,517	493,051	246,224	377,403	2,369,971	284,465	(245,844)	14,657,787

Net non-interest income (loss)	(754,355)	(149,355)	(126,896)	(348,259)	191,255	2,356,944	(2,168,022)	(998,688)
Depreciation and amortization	158,485	10,094	7,641	—	19,107	173,131	10,213	378,671

Net income before tax	2,221,918	221,017	152,432	170,582	378,565	2,116,178	(2,215,788)	3,044,904
Income tax expense	567,489	60,043	39,780	46,910	115,121	20,792	(15,903)	834,232
Minority interest	557	—	—	—	—	771	182,472	183,800

Net income for the period	1,653,872	160,974	112,652	123,672	263,444	2,094,615	(2,382,357)	2,026,872
U.S. GAAP adjustments (2)	110,166	50,611	(23,190)	5,713	91,704	26,434	(46,504)	214,934

Consolidated net income	1,764,038	211,585	89,462	129,385	355,148	2,121,049	(2,428,861)	2,241,806

Segments’ total assets	196,210,047	19,338,651	15,294,245	2,614,620	15,173,484	16,067,353	(15,078,077)	249,620,323
U.S. GAAP adjustments (2)	(5,450,668)	(363,811)	(51,855)	7,305	(14,436,535)	2,506,410	(956,588)	(18,745,742)

Segments’ total assets	190,759,379	18,974,840	15,242,390	2,621,925	736,949	18,573,763	(16,034,665)	230,874,581

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under the management reporting system.
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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

The allowance for credit losses determined in accordance with U.S. GAAP for each of the segments as of December 31, 2006 and 2007 is summarized as follows:

	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Adjustment (1)	Total
As of December 31, 2006
Allowance for loan and lease losses	1,603,499	118,102	87,307	45,874	109,334	—	(109,334)	1,854,782
Allowance for credit-related commitments	179,640	13,801	16,789	10,515	12,441	—	(12,441)	220,745
Allowance for repurchase obligation	—	—	978	—	—	—	—	978

	1,783,139	131,903	105,074	56,389	121,775	—	(121,775)	2,076,505

As of December 31, 2007
Allowance for loan and lease losses	1,464,734	72,632	126,135	53,563	93,108	18,468	(93,108)	1,735,532
Allowance for credit-related commitments	119,598	8,286	15,505	12,425	—	—	—	155,814

	1,584,332	80,918	141,640	65,988	93,108	18,468	(93,108)	1,891,346

(1)

Includes adjustment for the application of the equity method under U.S. GAAP to the investments in Woori Investment & Securities Co., Ltd. (formerly, LG Investment & Securities Co., Ltd.), which is included in the securities brokerage services segment and is consolidated under Korean GAAP.

The charge-offs, including the charge-offs for repurchased loans, for each of the segments for the years ended December 31, 2005, 2006 and 2007 are summarized as follows:

	Korean Won (in millions)
	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Other	Total
2005	536,583	74,768	72,604	168,494	—	852,449
2006	207,573	32,838	45,179	80,174	—	365,764
2007	367,610	18,058	40,827	77,819	7,585	511,899

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

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

For performance based trusts, amounts due to trust beneficiaries are based solely on the interest, dividends and gains/losses on asset sales. The performance based trusts do not represent assets and liabilities of the Company, are recorded in separate accounts from those of the banking business and are excluded from the consolidated financial statements. The Company also borrows from these trusts (see Notes 18 and 38). The total amounts of assets managed in these performance based trusts were 23,132,482 million Won and 31,151,732 million Won as of December 31, 2006 and 2007, respectively.

Guaranteed Principal Money Trusts require the Company to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Company guarantees a specified rate of return on Guaranteed Fixed Rate Money Trusts. As a result of these guarantees the potential risk and rewards generated from guaranteed trusts are transferred to the Company, therefore, such trusts are subject to consolidation by the Company. The accounts of such trusts are included in the accompanying consolidated financial statements. Total assets of the consolidated trust accounts as of December 31, 2006 and 2007 were 2,047,421 million Won and 1,981,514 million Won, respectively, and mainly consist of trading securities, loans and other assets. Liabilities of these trust accounts mainly consist of deposits from customers which amounted to 1,882,569 million Won and 1,827,044 million Won as of December 31, 2006 and 2007, respectively (see Note 17).

42. Parent Company

Condensed financial information of the parent company is as follows:

Condensed balance sheets

	Korean Won (in millions)
	2006	2007
Assets
Interest bearing deposits in other banks:
Bank Subsidiaries	89,724	32,502
Investment in subsidiaries:
Bank Subsidiaries	11,164,292	12,833,516
Non-bank subsidiaries	1,024,004	1,334,548
Other assets	10,912	42,615

Total assets	12,288,932	14,243,181

Liabilities
Long-term debt	1,847,592	2,116,679
Other liabilities	15,065	12,764

Total liabilities	1,862,657	2,129,353

Stockholders’ equity	10,426,275	12,113,828

Total liabilities and stockholders’ equity	12,288,932	14,243,181

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Condensed statements of income

	Korean Won (in millions)
	2005	2006	2007
Interest and dividend income
Deposits in other banks:
Bank Subsidiaries	4,309	7,766	5,092
Others	2,350	8	5,567
Investment securities:
Bank Subsidiaries	2,675	137	1,404
Non-bank subsidiaries	12,287	6,316	799
Others	1,944	855	—

Total interest and dividend income	23,565	15,082	12,862

Non-interest income	34,013	27,898	4,355

Total operating income	57,578	42,980	17,217

Interest expense
Other borrowed funds—Others	4,922	1,774	3,122
Long-term debt	113,190	102,486	102,050
Other	449	—	—

Total interest expense	118,561	104,260	105,172

Non-interest expense	78,351	33,987	28,540

Total operating expense	196,912	138,247	133,712

Loss before equity in net income of subsidiaries	(139,334)	(95,267)	(116,496)

Equity in net income of subsidiaries:
Bank Subsidiaries	1,754,680	1,912,409	2,194,315
Non-bank subsidiaries	190,549	133,530	163,987

Total equity in net income of subsidiaries	1,945,229	2,045,939	2,358,302

Net income	1,805,895	1,950,672	2,241,806

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Condensed statements of cash flows

	Korean Won (in millions)
	2005	2006	2007
Cash flows from operating activities:
Net income	1,805,895	1,950,672	2,241,806
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of subsidiaries	(1,945,229)	(2,045,939)	(2,358,302)
Dividends received from subsidiaries:
Bank Subsidiaries	54,412	699,966	473,824
Non-bank subsidiaries	14,323	39,331	28,388
Others	221,136	(642)	28,683

Net cash provided by operating activities	150,537	643,388	414,399

Cash flows from investing activities:
Net changes in investment in non-bank subsidiaries:	—	114,000	(221,149)
Others	(11)	(719)	(35,952)

Net cash used in investing activities	(11)	113,281	(257,101)

Cash flows from financing activities:
Net increase (decrease) in other borrowed funds	50,000	(150,000)	—
Net increase (decrease) in long-term debt	(33,085)	(298,611)	269,088
Cash dividends paid	(119,468)	(322,406)	(483,608)

Net cash used in financing activities	(102,553)	(771,017)	(214,520)

Net increase (decrease) in cash and cash equivalents	47,973	(14,348)	(57,222)
Cash and cash equivalents, beginning of year	56,099	104,072	89,724

Cash and cash equivalents, end of year	104,072	89,724	32,502

43. Subsequent Events

Acquisition of LIG Life Insurance Co., Ltd. and joint venture agreement with Aviva International Holdings Limited

On November 26, 2007, a memorandum of understanding was signed between the Company and Aviva International Holdings Limited (“Aviva”) for the purpose of entering the insurance industry. On January 31, 2008, the Company and Aviva entered into a stock purchase contract with the shareholders of LIG Life Insurance Co., Ltd. (“LIG”). The acquisition was completed on April 4, 2008.

As a result of the acquisition, the Company acquired 3,060,000 shares, or 51% of the outstanding shares, of LIG for 76,335 million Won and Aviva acquired 2,438,757 shares, or 40.65% of the outstanding shares of LIG. After the consummation of the acquisition, LIG changed its corporate name to Woori Aviva Life Insurance Co., Ltd. (“Woori Aviva”). Woori Aviva has 31 domestic branches in Korea.

On April 4, 2008, the Company entered into a joint venture agreement with Aviva. According to the agreement, both the Company and Aviva have the right to participate in the management of Woori Aviva by each appointing two of the four board members, including the chief executive officer and chief operating officer.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Decrease in fair value of CDO and CDS portfolio subsequent to December 31, 2007

Subsequent to December 31, 2007, we observed a significant decline in the fair value of our CDO and CDS portfolio. The declines in fair value followed a series of rating agency downgrades of securities in this sector and occurred after the end of 2007. We believe there will likely be impairment losses attributable to additional downgrades by the rating agencies of securities in this sector. The fair value of CDOs decreased by approximately 93,000 million Won and additional losses in CDSs were estimated to be 43,701 million Won during the months of January through March, 2008.