Form 20-F
period 2008-12-31
WOORI FINANCE HOLDINGS CO LTD
filed 2009-06-26
CIK 1264136

As filed with the Securities and Exchange Commission on June 26, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

806,012,780 shares of Common Stock, par value (Won)5,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☒ Large accelerated filer	☐ Accelerated Filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 has been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

On October 26 and December 24, 2004, we acquired an aggregate 27.3% voting interest in LG Investment & Securities, or LGIS. As a result of the acquisition, LGIS became an equity method investee as of December 24, 2004. On March 31, 2005, we merged Woori Securities, our wholly-owned subsidiary, into LGIS and renamed the surviving entity Woori Investment & Securities, which became an equity method investee. In April 2008, we acquired a 51.0% interest in LIG Life Insurance, and entered into a joint venture agreement with Aviva International Holdings Limited in connection with this acquisition. LIG Life Insurance was subsequently renamed Woori Aviva Life Insurance and became an equity method investee as of April 2008.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2008, which was (Won)1,262.0 = US$1.00.

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

Unless otherwise indicated, the selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by Deloitte Anjin LLC, an independent registered public accounting firm.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated Income Statement Data

					Year ended December 31,
	2004(1)		2005(1)		2006		2007		2008		2008(2)
	(in billions of Won except per share data)										(in millions of US$ except per share data)
Interest and dividend income	(Won)	7,235	(Won)	7,209	(Won)	9,365	(Won)	12,192	(Won)	15,553	US$	12,324
Interest expense		3,809		3,727		5,465		7,656		10,402		8,243

Net interest income		3,426		3,482		3,900		4,536		5,151		4,081
Provision for loan losses		652		308		509		219		1,608		1,274
Provision for credit-related commitments (reversal of provision)(3)		43		(39)		107		(54)		157		125
Other provision (reversal of provision)(4)		(6)		17		36		36		71		56
Non-interest income		1,953		1,916		2,424		2,222		1,307		1,036
Non-interest expense		2,809		2,933		3,098		3,467		4,136		3,277
Income tax expense (benefit)		(392)		366		620		837		358		284
Minority interest		1		7		3		11		(22)		(18)

Income (loss) before extraordinary items		2,272		1,806		1,951		2,242		150		119
Extraordinary gain		63		—		—		—		—		—
Net income (loss)		2,335		1,806		1,951		2,242		150		119
Other comprehensive income (loss), net of tax		107		106		477		(146)		(141)		(111)
Comprehensive income (loss)	(Won)	2,442	(Won)	1,912	(Won)	2,428	(Won)	2,096	(Won)	9	US$	8

Per common share data:
Net income (loss) per share—basic	(Won)	3,001	(Won)	2,245	(Won)	2,420	(Won)	2,781	(Won)	187	US$	0.15
Income (loss) per share before extraordinary items—basic		2,920		2,245		2,420		2,781		187		0.15
Extraordinary item—basic		81		—		—		—		—		—
Weighted average common shares outstanding—basic (in thousands)		778,167		804,389		806,013		806,000		805,927		805,927
Net income (loss) per share—diluted(5)	(Won)	2,926	(Won)	2,241	(Won)	2,420	(Won)	2,781	(Won)	187	US$	0.15
Income (loss) per share before extraordinary items—diluted		2,848		2,241		2,420		2,781		187		0.15
Extraordinary item—diluted		78		—		—		—		—		—
Weighted average common shares outstanding—diluted (in thousands)		799,233		805,866		806,013		806,000		805,927		805,927
Cash dividends paid per share(6)	(Won)	150	(Won)	400	(Won)	600	(Won)	250	(Won)	—	US$	—

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

(2)

Won amounts are expressed in U.S. dollars at the rate of (Won)1,262.0 to US$1.00, the noon buying rate in effect on December 31, 2008 as quoted by the Federal Reserve Bank of New York in the United States.

(3)

The reversal of provisions in 2005 and 2007 resulted from subsequent changes in our estimation of losses related to our credit-related commitments. We determined in 2005 and 2007 that a portion of our allowances for losses on credit-related commitments were no longer needed, and accordingly reversed the related portions of the provisions we had initially allocated during the year.

(4)

Mainly consists of provisions relating to (a) trade receivables and (b) repurchase obligations with respect to loans sold to the Korea Asset Management Corporation. The reversal of provision in 2004 resulted from subsequent changes in our estimation of losses related to loans sold to the Korea Asset Management Corporation. In 2007 and 2008, we did not have any provisions relating to repurchase obligations with respect to loans sold to the Korea Asset Management Corporation.

(5)

In the diluted earnings per share calculation, our convertible bonds outstanding in 2004 and 2005 are assumed to have been converted into shares of our common stock, while options outstanding to purchase our common stock in 2004, 2005, 2006, 2007 and 2008 are not deemed to have been exercised. Convertible debentures issued by Woori Financial, a subsidiary we acquired in September 2007, were included in the diluted earnings per share calculations for 2007 and 2008 but did not have a material effect on such calculations in both years, while stock-based compensation awards of Woori Financial were excluded from the diluted earnings per share calculations for 2007 and 2008 due to their anti-dilutive effect. See Note 31 of the notes to our consolidated financial statements.

(6)

Amounts shown for each year are cash dividends per share relating to such year, which were declared and paid in the following year. U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless those periods are the same. With respect to the 2004 fiscal year, we paid dividends in 2005 of (Won)150 per common share ($0.14 per common share at the noon buying rate in effect on December 31, 2004) to our stockholders, including the Korea Deposit Insurance Corporation, or the KDIC. With respect to the 2005 fiscal year, we paid dividends in 2006 of (Won)400 per common share ($0.40 per common share at the noon buying rate in effect on December 30, 2005) to our stockholders, including the KDIC. With respect to the 2006 fiscal year, we paid dividends in 2007 of (Won)600 per common share ($0.65 per common share at the noon buying rate in effect on December 29, 2006) to our stockholders, including the KDIC. With respect to the 2007 fiscal year, we paid dividends in 2008 of (Won)250 per common share ($0.27 per common share at the noon buying rate in effect on December 31, 2007) to our stockholders, including the KDIC. With respect to the 2008 fiscal year, we did not pay any dividends to our stockholders, including the KDIC. See “Item 8A. Consolidated Statements and Other Financial Information—Dividends.”

Consolidated Balance Sheet Data

	As of December 31,
	2004		2005		2006		2007		2008		2008(1)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents(2)	(Won)	4,315	(Won)	8,280	(Won)	7,935	(Won)	11,553	(Won)	13,564	US$	10,748
Restricted cash(2) (3)		388		376		243		131		2,761		2,188
Interest-earning deposits in other banks		990		1,553		1,582		2,128		1,747		1,385
Call loans and securities purchased under resale agreements		1,499		1,426		940		1,695		3,692		2,926
Trading assets		6,989		4,889		7,576		12,173		19,817		15,703
Available-for-sale securities		12,302		18,288		28,174		27,235		23,406		18,547
Held-to-maturity securities (fair value of (Won)8,763 billion in 2004, (Won)9,613 billion in 2005, (Won)8,595 billion in 2006, (Won)8,120 billion in 2007 and (Won)9,758 billion ($7,732 million) in 2008)		8,406		9,638		8,614		8,216		9,612		7,616
Other investment assets(4)		1,138		1,397		1,568		2,051		2,417		1,915
Loans (net of allowance for loan losses of (Won)1,806 billion in 2004, (Won)1,525 billion in 2005, (Won)1,855 billion in 2006, (Won)1,736 billion in 2007 and (Won)2,942 billion ($2,331 million) in 2008)		88,705		102,630		131,928		158,130		185,667		147,122
Due from customers on acceptances		338		355		267		249		789		625
Premises and equipment, net		2,110		2,060		2,149		2,399		2,454		1,944
Accrued interest and dividends receivable		558		703		865		950		1,079		855
Assets held for sale		26		49		81		132		351		278
Goodwill		22		48		38		232		136		108
Other assets(5)		3,128		3,223		3,121		3,601		3,653		2,894

Total assets	(Won)	130,914	(Won)	154,915	(Won)	195,081	(Won)	230,875	(Won)	271,145	US$	214,854

Liabilities
Deposits
Interest-bearing	(Won)	86,339	(Won)	99,609	(Won)	121,688	(Won)	140,359	(Won)	161,653	US$	128,093
Non-interest-bearing		3,714		4,538		4,851		4,668		6,679		5,293

Total deposits		90,053		104,147		126,539		145,027		168,332		133,386
Call money		689		326		2,270		3,008		2,960		2,346
Trading liabilities		1,628		1,339		1,701		2,981		11,286		8,943
Acceptances outstanding		338		355		267		249		789		625
Other borrowed funds		9,115		9,909		12,025		13,932		18,458		14,626
Secured borrowings		2,352		2,557		2,629		3,486		3,401		2,695
Long-term debt		15,662		21,850		32,298		41,336		44,470		35,238
Accrued interest payable		1,713		1,721		2,340		2,892		3,317		2,629
Other liabilities(3)(6)		2,862		4,379		4,531		5,494		5,871		4,651

Total liabilities		124,412		146,583		184,600		218,405		258,884		205,139
Minority interest		38		11		55		356		341		270
Total stockholders’ equity		6,464		8,321		10,426		12,114		11,920		9,445

Total liabilities, minority interest and stockholders’ equity	(Won)	130,914	(Won)	154,915	(Won)	195,081	(Won)	230,875	(Won)	271,145	US$	214,854

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)1,262.0 to US$1.00, the noon buying rate in effect on December 31, 2008 as quoted by the Federal Reserve Bank of New York in the United States.

(2)

In 2005, we changed our accounting policy with respect to the composition of cash and cash equivalents to include reserve deposits with the Bank of Korea and certain foreign banks. Such balances were previously classified as restricted cash. Amounts for prior periods have been reclassified accordingly.

(3)

Commencing with the year ended December 31, 2007, we have reclassified deposits for severance payments from restricted cash to other liabilities. See Notes 4 and 20 of the notes to our consolidated financial statements.

(4)	For a description of “other investment assets,” see Note 9 of the notes to our consolidated financial statements.
(5)	For a description of “other assets,” see Note 15 of the notes of our consolidated financial statements.
(6)	For a description of “other liabilities,” see Note 20 of the notes to our consolidated financial statements.

Profitability Ratios and Other Data

	Year ended December 31,
	2004		2005		2006		2007		2008
	(in billions of Won except percentages)
Return on average assets(1)		1.81%		1.28%		1.13%		1.03%		0.06%
Return on average equity(2)		50.69		24.45		18.70		20.41		1.17
Net interest spread(3)		2.68		2.59		2.37		2.16		1.91
Net interest margin(4)		2.84		2.73		2.50		2.28		2.17
Cost-to-income ratio(5)		52.22		54.33		48.99		51.30		64.04
Average stockholders’ equity as a percentage of average total assets		3.56		5.25		6.06		5.05		4.78
Total revenue(6)	(Won)	9,188	(Won)	9,125	(Won)	11,789	(Won)	14,414	(Won)	16,860
Operating expense(7)		6,618		6,660		8,563		11,123		14,538
Operating margin(8)		2,570		2,465		3,226		3,291		2,322
Operating margin as a percentage of total revenue		27.97%		27.01%		27.36%		22.83%		13.77%

(1)

Represents net income as a percentage of average total assets. Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.

(2)

Represents net income as a percentage of average stockholders’ equity. Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.

(3)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets.
(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(6)	Total revenue represents interest and dividend income plus non-interest income.

The following table shows how total revenue is calculated:

	Year ended December 31,
	2004		2005		2006		2007		2008
	(in billions of Won)
Interest and dividend income	(Won)	7,235	(Won)	7,209	(Won)	9,365	(Won)	12,192	(Won)	15,553
Non-interest income		1,953		1,916		2,424		2,222		1,307

Total revenue	(Won)	9,188	(Won)	9,125	(Won)	11,789	(Won)	14,414	(Won)	16,860

(7)

Operating expense represents interest expense plus non-interest expense, excluding provisions of (Won)689 billion, (Won)286 billion, (Won)652 billion, (Won)201 billion and (Won)1,836 billion for 2004, 2005, 2006, 2007 and 2008, respectively.

The following table shows how operating expense is calculated:

	Year ended December 31,
	2004		2005		2006		2007		2008
	(in billions of Won)
Interest expense	(Won)	3,809	(Won)	3,727	(Won)	5,465	(Won)	7,656	(Won)	10,402
Non-interest expense		2,809		2,933		3,098		3,467		4,136

Operating expense	(Won)	6,618	(Won)	6,660	(Won)	8,563	(Won)	11,123	(Won)	14,538

(8)	Operating margin represents total revenue less operating expenses.

Asset Quality Data

	As of December 31,
	2004		2005		2006		2007		2008
	(in billions of Won)
Total loans	(Won)	90,489	(Won)	104,130	(Won)	133,740	(Won)	159,885	(Won)	188,632
Total non-performing loans(1)		2,071		1,369		1,354		1,121		2,088
Other impaired loans not included in non-performing loans		1,129		820		391		274		1,608
Total non-performing loans and other impaired loans		3,200		2,189		1,745		1,395		3,696
Total allowance for loan losses		1,806		1,525		1,855		1,736		2,942
Non-performing loans as a percentage of total loans		2.29%		1.31%		1.01%		0.70%		1.11%
Non-performing loans as a percentage of total assets		1.58		0.88		0.69		0.48		0.77
Total non-performing loans and other impaired loans as a percentage of total loans		3.54		2.10		1.30		0.87		1.96
Allowance for loan losses as a percentage of total loans		2.00		1.46		1.39		1.09		1.60

(1)

Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Segment Information Under Korean GAAP

The following table sets forth financial data under Korean GAAP as of or for the year ended December 31, 2008 for our business segments:

	Woori Bank		Kyongnam Bank		Kwangju Bank		Credit card operations		Securities brokerage services(1)		Other		Elimination(2)		Total
	(in billions of Won)
Interest and dividend income	(Won)	12,616	(Won)	1,272	(Won)	1,025	(Won)	929	(Won)	775	(Won)	328	(Won)	(8)	(Won)	16,937
Interest expense		8,413		753		640		205		470		324		(63)		10,742
Net interest income (loss)		4,203		519		385		724		305		4		55		6,195

Provision for loan losses and credit-related commitments (reversal of provision)		1,399		95		84		166		39		34		(1)		1,816
Non-interest income		61,786		1,446		329		77		5,993		1,726		(1,219)		70,138
Non-interest expenses		63,915		1,576		478		538		5,989		1,116		(640)		72,972

Net non-interest income (loss)		(2,129)		(130)		(149)		(461)		4		610		(579)		(2,834)
Depreciation and amortization		165		10		7		0		3		58		111		354

Net income (loss) before tax		510		284		145		97		267		522		(634)		1,191
Income tax expense (benefit)		349		74		42		23		81		26		8		603
Minority interest		1		0		0		0		0		(5)		138		134

Net income (loss) for the period under Korean GAAP		160		210		103		74		186		501		(780)		454
U.S. GAAP adjustments		(131)		(11)		(24)		7		(194)		(111)		160		(304)

Consolidated net income	(Won)	29	(Won)	199	(Won)	79	(Won)	81	(Won)	(8)	(Won)	390	(Won)	(620)	(Won)	150

Segments’ total assets under Korean GAAP	(Won)	228,649	(Won)	20,812	(Won)	15,733	(Won)	3,842	(Won)	17,710	(Won)	21,152	(Won)	(16,904)	(Won)	290,994
U.S. GAAP adjustments		(2,052)		(113)		(20)		146		(16,985)		(1,363)		538		(19,849)
Segments’ total assets	(Won)	226,597	(Won)	20,699	(Won)	15,713	(Won)	3,988	(Won)	725	(Won)	19,789	(Won)	(16,366)	(Won)	271,145

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

Selected Financial Information

Average Balance Sheets and Related Interest

The following tables show our average balances and interest rates for 2006, 2007 and 2008:

	Year ended December 31,
	2006					2007					2008
	Average Balance(1)		Interest Income(2)(3)		Average Yield	Average Balance(1)		Interest Income(2)(3)		Average Yield	Average Balance(1)		Interest Income(2)(3)(4)		Average Yield
	(in billions of Won except percentages)
Assets
Interest-earning assets
Interest-earning deposits in other banks	(Won)	1,387	(Won)	49	3.56%	(Won)	2,431	(Won)	82	3.38%	(Won)	4,072	(Won)	179	4.40%
Call loans and securities purchased under resale agreements		1,833		67	3.64		2,800		95	3.38		2,931		132	4.48
Trading securities(5)		5,681		216	3.80		9,894		390	3.94		11,038		524	4.75
Investment securities(5)		27,091		1,473	5.44		35,764		1,996	5.58		34,636		2,102	6.07
Loans
Commercial and industrial		56,055		3,528	6.29		74,505		4,751	6.38		98,392		6,783	6.89
Lease financing		49		4	8.33		184		20	11.04		349		28	8.10
Trade financing		8,041		394	4.90		8,613		426	4.95		12,718		514	4.05
Other commercial		3,910		377	9.63		5,899		337	5.71		9,021		690	7.65
General purpose household(6)		46,032		2,733	5.94		54,198		3,545	6.54		59,784		4,005	6.70
Mortgage		5,027		303	6.03		3,366		231	6.87		3,226		226	7.00
Credit cards(3)		644		221	34.29		874		319	36.52		1,383		282	20.27

Total Loans(7)		119,758		7,560	6.31%		147,639		9,629	6.52%		184,873		12,528	6.78%

Total average interest-earning assets		155,750		9,365	6.01%		198,528		12,192	6.14%		237,550		15,465	6.51%
Non-interest-earning assets
Cash and cash equivalents		4,680		—	—		7,528		—	—		10,992		—	—
Foreign exchange contracts and derivatives		1,153		—	—		1,676		—	—		8,094		—	—
Premises and equipment		1,999		—	—		2,263		—	—		2,453		—	—
Due from customers on acceptance		311		—	—		258		—	—		519		—	—
Allowance for loan losses		(768)		—	—		(1,699)		—	—		(2,147)		—	—
Other non-interest-earning assets(8)		8,971		—	—		9,140		—	—		10,097		—	—

Total average non-interest- earning assets		16,346		—	—		19,166		—	—		30,008		—	—

Total average assets	(Won)	172,096	(Won)	9,365	5.44%	(Won)	217,694	(Won)	12,192	5.60%	(Won)	267,558	(Won)	15,465	5.78%

	Year ended December 31,
	2006					2007					2008
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities
Deposits:
Demand deposits	(Won)	24,248	(Won)	57	0.23%	(Won)	24,912	(Won)	68	0.27%	(Won)	25,125	(Won)	75	0.30%
Savings deposits		10,900		367	3.37		11,306		346	3.06		15,850		591	3.73
Certificate of deposit accounts		10,525		489	4.64		19,618		993	5.06		21,808		1,371	6.28
Other time deposits		61,814		2,570	4.16		76,989		3,502	4.55		92,498		4,867	5.26
Mutual installment deposits		596		21	3.65		455		16	3.59		344		13	3.78

Total deposits		108,083		3,504	3.24		133,280		4,925	3.70		155,625		6,917	4.44
Call money		1,703		71	4.15		1,965		96	4.90		3,779		137	3.63
Borrowings from the Bank of Korea		1,369		34	2.46		1,035		30	2.94		943		28	3.01
Other short-term borrowings		9,582		418	4.38		13,124		594	4.52		13,001		699	5.34
Secured borrowings		2,506		115	4.58		4,018		180	4.47		3,838		192	5.00
Long-term debt		26,979		1,323	4.90		38,817		1,831	4.72		48,747		2,429	4.99

Total average interest-bearing liabilities		150,222		5,465	3.64		192,239		7,656	3.98		225,933		10,402	4.60
Non-interest-bearing liabilities
Demand deposits		3,513		—	—		4,618		—	—		6,132		—	—
Foreign exchange contracts and derivatives		2,906		—	—		2,958		—	—		10,508		—	—
Acceptances outstanding		311		—	—		258		—	—		519		—	—
Other non-interest-bearing liabilities		4,709		—	—		6,634		—	—		11,678		—	—

Total average non-interest-bearing liabilities		11,439		—	—		14,468		—	—		28,837		—	—

Total average liabilities		161,661		5,465	3.38		206,707		7,656	3.70		254,770		10,402	4.08
Average stockholders’ equity		10,435		—	—		10,987		—	—		12,788		—	—

Total average liabilities and stockholders’ equity	(Won)	172,096	(Won)	5,465	3.18%	(Won)	217,694	(Won)	7,656	3.52%	(Won)	267,558	(Won)	10,402	3.89%

(1)	Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.
(2)	Includes dividends received on securities, as well as cash interest received on non-accruing loans.
(3)	Interest income from credit cards is derived from interest-earning credit card receivables, and consists principally of interest on cash advances and card loans.
(4)

Excludes an interest payment of (Won)88 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest payment was excluded as it was a one-time event in response to the global financial crisis and the Bank of Korea generally does not pay interest on its required reserves.

(5)	We do not invest in any tax-exempt securities.
(6)	Includes home equity loans.
(7)	Includes non-accrual loans.
(8)	Includes non-interest-earning credit card receivables, principally monthly lump-sum purchase receivables, the entire balances of which are subject to repayment on the following payment due date.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2007 compared to 2006 and 2008 compared to 2007. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2007 vs. 2006 Increase/(decrease) due to changes in						2008 vs. 2007 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total(1)
	(in billions of Won)
Interest-earning assets
Interest-earning deposits in other banks	(Won)	37	(Won)	(4)	(Won)	33	(Won)	56	(Won)	41	(Won)	97
Call loans and securities purchased under resale agreements		35		(7)		28		4		33		37
Trading securities		160		14		174		45		89		134
Investment securities		472		50		522		(63)		169		106
Loans
Commercial and industrial		1,161		63		1,224		1,526		506		2,032
Lease financing		11		5		16		19		(11)		8
Trade financing		28		4		32		204		(116)		88
Other commercial		192		(232)		(40)		178		175		353
General purpose household(2)		485		327		812		365		95		460
Mortgage		(100)		28		(72)		(9)		4		(5)
Credit cards		79		19		98		186		(223)		(37)

Total interest income		2,560		267		2,827		2,511		762		3,273
Interest-bearing liabilities
Deposits
Demand deposits		2		10		12		1		6		7
Savings deposits		14		(35)		(21)		139		106		245
Certificate of deposit accounts		422		82		504		111		267		378
Other time deposits		631		301		932		705		660		1,365
Mutual installment deposits		(5)		(1)		(6)		(4)		1		(3)
Call money		11		14		25		89		(48)		41
Borrowings from the Bank of Korea		(8)		5		(3)		(2)		0		(2)
Other short-term borrowings		155		19		174		79		26		105
Secured borrowings		69		(4)		65		(9)		21		12
Long-term debt		580		(71)		509		469		129		598

Total interest expense		1,871		320		2,191		1,578		1,168		2,746

Net interest income	(Won)	686	(Won)	(53)	(Won)	636	(Won)	933	(Won)	(406)	(Won)	527

(1)

Excludes an interest payment of (Won)88 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest payment was excluded as it was a one-time event in response to the global financial crisis and the Bank of Korea generally does not pay interest on its required reserves.

(2)	Includes home equity loans.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2008, which was (Won)1,262.0 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 19, 2009, the noon buying rate was (Won)1,264.2 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low		High		Average(1)		Period-End
2004	(Won)	1,035.1	(Won)	1,195.1	(Won)	1,139.3	(Won)	1,035.1
2005		997.0		1,059.8		1,023.8		1,010.0
2006		913.7		1,002.9		954.3		930.0
2007		903.2		950.2		929.0		935.8
2008		935.2		1,507.9		1,098.7		1,262.0
December		1,257.4		1,479.0		1,361.6		1,262.0
2009 (through June 19, 2009)		1,232.1		1,570.1		1,351.5		1,264.2
January		1,292.3		1,391.5		1,354.4		1,380.0
February		1,368.7		1,532.8		1,439.6		1,532.8
March		1,334.8		1,570.1		1,449.6		1,372.3
April		1,277.0		1,378.3		1,332.1		1,277.0
May		1,232.9		1,277.0		1,254.3		1,249.0
June (through June 19)		1,232.1		1,269.0		1,250.4		1,264.2

Source:	Federal Reserve Bank of New York.
(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B.	Capitalization and Indebtedness

Not Applicable

Item 3C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D.	Risk Factors

Risks relating to our corporate credit portfolio

The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our loans to small- and medium-sized enterprises increased from (Won)43,691 billion, or 42.0% of our total loans, as of December 31, 2005 to (Won)78,807 billion, or 41.8% of our total loans, as of December 31, 2008. As of December 31, 2008, on a Korean GAAP basis, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were (Won)1,326 billion, representing 1.85% of such loans to those enterprises. On a Korean GAAP basis, we recorded charge-offs of (Won)253 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2008, compared to charge-offs of (Won)157 billion in 2007. According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises decreased from 2005 to 2007 but rose in 2008. Prior to January 1, 2007, the delinquency ratio for loans to small- and medium-sized enterprises was calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are overdue by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. From January 1, 2007, the delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are over due by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won on a Korean GAAP basis decreased from 1.9% as of December 31, 2005 to 1.4% as of December 31, 2006 and further decreased under the new method of calculation to 0.9% as of December 31, 2007, but increased to 1.4% as of December 31, 2008. Our delinquency ratio may increase further in 2009 as a result of, among other things, adverse economic conditions in Korea and globally. See “—Other risks relating to our business—Difficult conditions in the global credit and financial markets could adversely affect our liquidity and performance.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government has introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, in connection with a government program announced in October 2008 to guarantee certain foreign currency-denominated debt of Korean banks, the Korean government requested Korean banks, including our banking subsidiaries Woori Bank, Kyongnam Bank and Kwangju Bank, to enter into a memorandum of understanding relating to the rationalization of their management operations. Each of Woori Bank, Kyongnam Bank and Kwangju Bank entered into such a memorandum of understanding with the Financial Supervisory Service in November 2008, pursuant to which they are each required, among other things, to help improve the liquidity position of small- and medium-sized enterprises and exporters by providing them with adequate financing and to endeavor to alleviate burdens on low-income debtors by extending maturity dates or by delaying interest payments on loans owed to them. Although Woori Bank, Kyongnam Bank and Kwangju Bank have not issued any debt guaranteed by the Korean government, they have been complying with their obligations under their respective memorandum of understanding with the Financial Supervisory Service by seeking to increase their lending to small- and medium-sized enterprises, subject to their normal credit approval procedures. In addition, the Korean government has requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the “fast track” programs established by Woori Bank, Kyongnam Bank and Kwangju Bank, liquidity assistance is provided to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by such banks. Our participation in these and other government-led initiatives to provide financial support to small- and medium-sized enterprises may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprises resulting from such government-led initiatives may have a material adverse effect on our results of operations and financial condition.

Many small- and medium-sized enterprises represent sole proprietorships or very small businesses dependent on a relatively limited number of suppliers or customers and tend to be affected to a greater extent than large corporate borrowers by fluctuations in the Korean and global economy. In addition, small- and medium-sized enterprises often maintain less sophisticated financial records than large corporate borrowers. Therefore, it is generally more difficult for us to judge the level of risk inherent in lending to these enterprises, as compared to large corporations.

In addition, many small- and medium-sized enterprises have close business relationships with large corporations in Korea, primarily as suppliers. Any difficulties encountered by those large corporations would likely hurt the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans. In recent years, some Korean large corporations have expanded into China and other countries with lower labor costs and other expenses through relocating their production plants and facilities to such countries, which may have a material adverse impact on such small- and medium-sized enterprises.

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, continuing adverse economic conditions in Korea and globally, as well as aggressive marketing and intense competition among banks to lend to this segment in recent years, have led to a deterioration in the asset quality of our loans to this segment in the past and such factors may lead to a deterioration of asset quality in the future. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which would have an adverse impact on our financial condition and results of operations.

We have exposure to Korean construction and shipbuilding companies, and financial difficulties of these companies may adversely impact us.

As of December 31, 2008, the total amount of loans provided by us to construction and shipbuilding companies in Korea amounted to (Won)10,784 billion and (Won)1,345 billion, or 5.7% and 0.7% of our total loans, respectively. We also have other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts. In the case of construction companies, we also have potential exposures in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects.

The construction industry in Korea is experiencing a downturn, due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of deteriorating conditions in the Korean economy. In October 2008, the Korean government implemented a (Won)9 trillion support package for the benefit of the Korean construction industry, including a program to buy unsold housing units and land from construction companies. The shipbuilding industry in Korea is also experiencing a severe downturn due to a significant decrease in ship orders in recent months, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In response to the deteriorating financial condition and liquidity position of borrowers in the construction, shipbuilding and other industries disproportionately impacted by adverse economic developments in Korea and globally, the Korean government in December 2008 announced a program to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 29 construction companies and seven shipbuilding companies became subject to workout in February and March 2009, following review by their creditor financial institutions (including Woori Bank, Kyongnam Bank and Kwangju Bank) and the Korean government. Other borrowers may become subject to workout under the program in the future, based on ongoing review by their creditor financial institutions and the Korean government. However, there is no assurance that such measures will be successful in stabilizing the Korean construction and shipbuilding industries.

The allowances that we have established against our credit exposures to Korean construction and shipbuilding companies may not be sufficient to cover all future losses arising from these and other exposures. If the credit quality of our exposures to Korean construction and shipbuilding companies declines, we may be required to take substantial additional loan loss provisions, which could adversely impact our results of operations and financial condition. Furthermore, although a portion of our loans to construction and shipbuilding companies are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such loans.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, credit-related commitments and other exposures) as of December 31, 2008, eight were to companies that were members of the 43 largest chaebols in Korea. As of that date, the total amount of our exposures to the 43 largest chaebols was (Won)41,917 billion, or 16.0% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2008, our 20 largest exposures to corporate borrowers totaled (Won)35,927 billion, which represented 13.7% of our total exposures. As of that date, our single largest corporate exposure was to the Bank of Korea, to which we had outstanding credits in the form of debt securities of (Won)8,430 billion, representing 3.2% of our total exposures. Aside from exposure to the Bank of Korea and other government-related agencies, our next largest exposure was to Sung-Dong Ship Marine Co., Ltd., to which we had outstanding exposure of (Won)2,457 billion representing 0.9% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2008, our credit exposures to companies that were in workout or corporate restructuring amounted to (Won)485 billion or 0.2% of our total credit exposures, of which (Won)172 billion or 35.5% was classified as substandard or below and all of which was classified as impaired. As of the same date, our allowances for loan losses on these credit exposures amounted to (Won)93 billion, or 19.3% of these exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2008 to companies in workout or restructuring amounted to (Won)565 billion, or 0.2% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of continuing adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions two-thirds or more of the total outstanding debt (as well as 75% or more of the total outstanding secured debt) of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans has grown from (Won)40,364 billion as of December 31, 2005 to (Won)60,312 billion as of December 31, 2008. Our credit card portfolio has also increased from (Won)2,092 billion as of December 31, 2005 to (Won)4,296 billion as of December 31, 2008. As of December 31, 2008, our consumer loans and credit card receivables represented 32.0% and 2.3% of our total lending, respectively.

The rapid growth in our consumer loan portfolio in recent years, together with adverse economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in asset quality. Our consumer loans classified as substandard or below decreased from (Won)378 billion, or 0.9% of our consumer loan portfolio, as of December 31, 2005 to (Won)297 billion, or 0.5% of our consumer loan portfolio, as of December 31, 2008. We charged off consumer loans amounting to (Won)119 billion in 2008, as compared to (Won)186 billion in 2007, and recorded provisions in respect of consumer loans of (Won)34 billion in 2008, as compared to (Won)133 billion in 2007. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, has increased from (Won)20,183 billion, or 50.0% of our total outstanding consumer loans, as of December 31, 2005 to (Won)30,211 billion, or 50.1% of our total outstanding consumer loans, as of December 31, 2008.

In our credit card segment, outstanding balances overdue by 30 days or more increased from (Won)58 billion, or 2.8% of our credit card receivables, as of December 31, 2005 to (Won)121 billion, or 2.8% of our credit card receivables, as of December 31, 2008. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2008, these restructured loans amounted to (Won)19 billion, or 0.4% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 3.3% of our credit card balances as of December 31, 2008. We charged off credit card balances amounting to (Won)113 billion in 2008, as compared to (Won)83 billion in 2007, and recorded provisions in respect of credit card balances of (Won)90 billion in 2008, as compared to (Won)24 billion in 2007. Delinquencies may increase in the future as a result of, among other things, adverse economic conditions in Korea, difficulties experienced by other credit card issuers that adversely affect our customers, additional government regulation or the inability of Korean consumers to manage increased household debt.

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

In light of continuing adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with short-term outstanding debt. The pre-workout program is expected to be in operation from April 13, 2009 to April 12, 2010. Under the pre-workout program, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of less than (Won)500 million who are in arrears on their payments for more than 30 days but less than 90 days. Our participation in such pre-workout program and other government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

A decline in the value of the collateral securing our consumer loans and our inability to realize full collateral value may adversely affect our consumer credit portfolio.

A substantial portion of our consumer loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 60% of the appraised value of collateral (except in areas of high speculation designated by the government where we generally limit our lending to 40% to 50% of the appraised value of collateral) and to periodically re-appraise our collateral, downturns in the real estate markets in Korea in recent months have resulted in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values decline further in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any further declines in the value of the real estate or other collateral securing our consumer loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

Our success under a financial holding company structure depends on our ability to implement our reorganization and integration plan and to realize the anticipated synergies, growth opportunities and cost savings from coordinating and, in certain cases, combining the businesses of our various subsidiaries. As part of this plan, between December 2001 and February 2002 we merged the commercial banking business of Peace Bank of Korea into Woori Bank, converted Peace Bank of Korea into a credit card subsidiary, Woori Credit Card, and transferred the credit card business of Woori Bank to Woori Credit Card. We also transferred the credit card business of Kwangju Bank to Woori Credit Card in March 2003. In light of the deteriorating business performance of Woori Investment Bank and with the objective of restructuring the group platform, we merged Woori Investment Bank with Woori Bank in August 2003. In March 2004, in response to the liquidity problems of Woori Credit Card stemming from the deteriorating asset quality of its credit card portfolio, we merged Woori Credit Card with Woori Bank. Although we currently intend for our commercial banking subsidiaries to continue to operate as separate legal entities within our financial holding company structure and to maintain separate loan origination and other functions, we have standardized our subsidiaries’ risk management operations (except with respect to operational risk), including with respect to credit risk management following systems upgrades completed in 2007. In October and December 2004, we also acquired a 27.3% voting interest in LGIS, a leading domestic securities firm. In March 2005, we merged Woori Securities into LGIS and renamed the surviving entity Woori Investment & Securities, which became an equity method investee. See “Item 4B. Business Overview—Business—Capital Markets Activities—Securities Brokerage.” In May 2005, we purchased a 90.0% direct ownership interest in LG Investment Trust Management, or LGITM, from LGIS. We subsequently merged Woori Investment Trust Management, our wholly-owned asset management subsidiary, into LGITM and renamed the surviving entity Woori Asset Management, which remains a consolidated subsidiary. In July and September 2005, Woori Asset Management reacquired the remaining 10.0% interest from its minority shareholders. In May 2006, we transferred 30.0% of our interest in Woori Asset Management to Credit Suisse. Following this transfer, we renamed the entity Woori Credit Suisse Asset Management. In May 2009, we agreed to reacquire Credit Suisse’s 30.0% interest in Woori Credit Suisse Asset Management, and such acquisition is expected to be completed in July 2009. As part of our business plan, we have, through Woori Bank, Kyongnam Bank and Kwangju Bank, also entered into bancassurance marketing arrangements with third party insurance companies. See “Item 4B. Business Overview—Business—Other Businesses—Bancassurance.” Furthermore, we acquired a 51.4% interest in Hanmi Capital in September 2007, which was subsequently renamed Woori Financial, and acquired a 51.0% interest in LIG Life Insurance in April 2008, which was subsequently renamed Woori Aviva Life Insurance. Woori Financial became a consolidated subsidiary, while we account for Woori Aviva Life Insurance as an equity method investee under U.S. GAAP.

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

•

restrictions under the Financial Holding Company Act, the Financial Investment Services and Capital Markets Act and other regulations on transactions between our company and, or among, our subsidiaries;

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

In 2007, our subsidiary Woori Bank reduced or waived many of the fees it charges on its banking services, in response to customer demand and to similar measures taken by other commercial banks in Korea. Specifically, Woori Bank reduced or waived its fees on fund transfers through its ATMs, and exempted its fees on fund transfers through its mobile banking services. Woori Bank also waived the fees it charges on the opening of household checking accounts and on the issuance of bankers’ checks and certain tax-related statements. These and other fee reduction or waiver measures that we may implement in the future may adversely affect our fee income.

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

Competition in the Korean financial market has been and is likely to remain intense. Some of the financial institutions that we compete with are larger in terms of asset size and customer base and have greater financial resources or more specialized capabilities than our subsidiaries. In addition, in the area of our core banking operations, most Korean banks have been focusing on retail customers and small- and medium-sized enterprises in recent years, although they have begun to increase their exposure to large corporate borrowers, and have been focusing on developing fee income businesses, including bancassurance and investment products, as increasingly important sources of revenue. In the area of credit cards, Korean banks and credit card companies have in the past engaged in aggressive marketing activities and made significant investments, contributing to some extent to lower profitability and asset quality problems previously experienced with respect to credit card receivables. The competition and market saturation resulting from this common focus may make it more difficult for us to secure retail and small- and medium-sized customers with the credit quality and on credit terms necessary to maintain or increase our income and profitability.

In addition, we believe that regulatory reforms, including the Financial Investment Services and Capital Markets Act enacted in 2007, which became effective in February 2009, and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005 and

Chohung Bank’s merger with Shinhan Bank in April 2006. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly, our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

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

During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global credit and financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions, including the bankruptcy filing of Lehman Brothers Holdings Inc., the acquisition of Merrill Lynch & Co., Inc. by the Bank of American Corp., the acquisition of Wachovia Corporation by Wells Fargo & Co., U.S. federal government conservatorship of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association and Washington Mutual, Inc. and the U.S. federal government’s loans to American International Group Inc. in exchange for an equity interest. We did not have material exposures to these distressed financial institutions as of December 31, 2008. These developments have resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global credit and financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. For example, in Korea, the government has implemented or announced, among other things, the following measures:

•

In October 2008, the Korean government implemented a guarantee program to guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches between October 20, 2008 and June 30, 2009, which was subsequently extended to December 31, 2009, up to an aggregate amount of US$100 billion, for a period of five years from the date such debt was incurred.

•

In October 2008, the Bank of Korea established a temporary reciprocal currency swap arrangement with the Federal Reserve Board of the United States for up to US$30 billion, originally effective until April 30, 2009 and subsequently extended to October 30, 2009. The Bank of Korea has been providing U.S. dollar liquidity, through competitive auction facilities, to financial institutions established in Korea, including us, using funds from the swap line. Between October 23, 2008 and April 30, 2009, we received an aggregate of US$4.2 billion from the swap line.

•

In November 2008, the Korean government announced that it would seek to provide economic stimulus by expanding government expenditure and reducing tax, as well as loosening restrictions on real estate development and transactions.

•

In December 2008, the Korean government established a (Won)10 trillion bond market stabilization fund to purchase financial and corporate bonds and debentures in order to provide liquidity to companies and financial institutions. As of May 31, 2009, we had contributed (Won)508 billion to the fund.

•

In December 2008, the Bank of Korea agreed with the People’s Bank of China to establish a bilateral currency swap arrangement for up to (Won)38 trillion, effective for three years, and agreed with the Bank of Japan to increase the maximum amount of their bilateral swap arrangement from US$3 billion to US$20 billion, originally effective until April 30, 2009, and subsequently extended to October 30, 2009.

•	In December 2008, the Korean government announced that it would purchase non-performing loans held by savings banks, through the Korea Asset Management Corporation, or KAMCO.

•

In December 2008, the Bank of Korea decided to make a one-time interest payment of (Won)500 billion in the aggregate to Korean banks with respect to their required reserve deposits with the Bank of Korea, which typically does not pay interest, in order to provide increased liquidity to such banks. Our banking subsidiaries received (Won)88 billion of such interest from the Bank of Korea.

•

In March 2009, the Korean government established a (Won)20 trillion bank recapitalization fund to provide additional capital to Korean banks by purchasing their preferred shares, Tier I securities and/or subordinated debt. Of the (Won)20 trillion to be made available by the fund, (Won)12 trillion will initially be made available to 14 Korean banks. In February 2009, the government received applications for use of the bank recapitalization fund from 14 banks, including our banking subsidiaries. Woori Bank, Kyongnam Bank and Kwangju Bank each applied to receive up to (Won)2.0 trillion, (Won)0.2 trillion and (Won)0.2 trillion, respectively, from the fund. In March 2009, we received an aggregate of (Won)1.7 trillion of capital from the fund, in the form of purchases by the fund of (Won)1 trillion of hybrid Tier I securities of Woori Bank, (Won)0.2 trillion of hybrid Tier I securities and subordinated debt securities of Kyongnam Bank, (Won)0.2 trillion of hybrid Tier I securities and subordinated debt securities of Kwangju Bank and (Won)0.3 trillion of our subordinated debt securities. We used the proceeds from the sale of our subordinated debt securities to purchase additional common stock of Woori Bank.

•

In March 2009, the Korean government announced its plans to provide support to financial institutions and companies in the project finance industry by purchasing, through KAMCO, up to (Won)4.7 trillion of project finance loans designated by the Financial Supervisory Service as “endangered.”

•

From the fourth quarter of 2008 to the first quarter of 2009, the Bank of Korea decreased the policy rate by a total of 3.25% in order to address financial market instability and to help combat the slowdown of the domestic economy.

However, the overall impact of these and other measures is uncertain, and they may not have the intended stabilizing effects.

We are exposed to adverse developments in the U.S. mortgage market through our holdings of collateralized debt obligations related to U.S. mortgage loans. As of December 31, 2008, we held, through Woori Bank, approximately (Won)1,275 billion in face value of collateralized debt obligations. We recognized impairment losses of (Won)506 billion in 2007 and (Won)332 billion in 2008 with respect to our holdings of collateralized debt obligations. We are also exposed to adverse developments in the U.S. and global credit markets through our holdings of derivatives. As of December 31, 2008, our total exposure under credit derivatives outstanding was approximately (Won)930 billion (including (Won)364 billion of credit derivatives relating to Korean companies), principally through credit default swaps and total return swaps held by Woori Bank. We recognized losses on valuation of our credit derivatives amounting to (Won)130 billion in 2007 and (Won)370 billion in 2008. Continued adverse conditions in the U.S. sub-prime mortgage and U.S. and global credit markets could result in additional losses on collateralized debt obligations as well as credit derivatives held by us.

More generally, we are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities. As liquidity and credit concerns and volatility in the global financial markets increased significantly in the second half of 2008 and into 2009, the value of the Won relative to the U.S. dollar has depreciated at an accelerated rate. See “Item 3A. Selected Financial Data—Exchange Rates.” Such depreciation of the Won has increased our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been a significant overall decline and continuing volatility in securities prices, including the stock prices of Korean companies, which have resulted and may continue to result in trading and valuation losses on our trading and investment securities portfolio. For example, as of December 31, 2008, we recorded (Won)61 billion of net unrealized holding losses on our investment securities (prior to reclassification adjustments), compared to (Won)298 billion of net unrealized holding gains on such securities (prior to reclassification adjustments) as of December 31, 2007, principally as a result of the decline in the market value of equity securities in our available-for-sale securities portfolio. Such unrealized losses in turn led to a decrease in our accumulated other comprehensive income, net of tax (which is recorded as part of our stockholders’ equity) from (Won)670 billion as of December 31, 2007 to (Won)529 billion as of December 31, 2008. In the event that we dispose of such equity securities at a time when their market values have not fully recovered, we may realize some or all of such unrealized losses.

In addition, recent increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically that have led many lenders and institutional investors to reduce or cease funding to borrowers, have adversely affected our ability to borrow, particularly with respect to foreign currency funding, which may negatively impact our liquidity and performance. In the event that the current difficult conditions in the global credit markets continue, we may be forced to fund our operations at a higher cost or we may be unable to raise as much funding as we need to support our lending and other activities. This could cause us to curtail our business activities and could increase our cost of funding, both of which may reduce our profitability.

Our risk management system may not be effective in mitigating risk and loss.

We seek to monitor and manage our risk exposure through a group-wide, standardized risk management system, encompassing a multi-tiered risk management governance structure under our Group Risk Management Committee, standardized credit risk management systems for our banking subsidiaries based on Woori Bank’s centralized credit risk management system called the CREPIA system, reporting and monitoring systems, early warning systems and other risk management infrastructure, using a variety of risk management strategies and techniques. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” However, such risk management strategies and techniques employed by us and the judgments that accompany their application cannot anticipate the economic and financial outcome in all market environments, and many of the our risk management strategies and techniques have a basis in historic market behavior that may limit the effectiveness of such strategies and techniques in times of significant market stress or other unforeseen circumstances. Furthermore, our risk management strategies may not be effective in a difficult or less liquid market environment, as other market participants may be attempting to use the same or similar strategies as us to deal with such market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants.

Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial harm to us or our subsidiaries.

Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet certain financial and business targets on a semi-annual and/or quarterly basis until the end of 2010. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As a result of deteriorating economic and financial market conditions in Korea and globally, both we and Woori Bank failed to meet our respective return on assets targets, expense-to-revenue ratio targets and operating income per employee targets as of December 31,

2008. The KDIC is expected to decide by July 2009 whether to impose any sanctions on us and Woori Bank as a result of our respective failures to meet such financial targets. We, Woori Bank, Kyongnam Bank and Kwangju Bank entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC in March 2009.

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

We have provided certain assets as collateral for our secured borrowings in recent years. These secured borrowings often take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our balance sheet. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. As of December 31, 2008, the aggregate amount of assets we had provided as collateral for our secured borrowings was (Won)5,226 billion. As of that date, we had established allowances of (Won)2 billion in respect of possible losses on those assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets to the extent those payments or recovery shortfalls exceed our allowances.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

Commencing in the second half of 2008, interest rates in Korea have declined to historically low levels as the government has sought to stimulate the economy through active rate-lowering measures. As of December 31, 2008, approximately 95.2% of the debt securities our banking subsidiaries hold pay interest at a fixed rate. All else being equal, an increase in interest rates would lead to a decline in the value of traded debt securities. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

Our banking subsidiaries meet a significant amount of their funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2008, approximately 92.7% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. Our banking subsidiaries may also be required to seek more expensive sources of short-term and long-term funding to finance their operations. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize and integrate our operations.

Most financial institutions in Korea, including our subsidiaries, have experienced periods of labor unrest. As part of our reorganization and integration plan, we have transferred or merged some of the businesses operations of our subsidiaries into one or more entities and implemented other forms of corporate and operational restructuring. We may decide to implement other organizational or operational changes, as well as acquisitions or dispositions, in the future. Such efforts have in the past been met with significant opposition from labor unions in Korea. For example, in July 2004, members of Koram Bank’s labor union engaged in a strike to obtain concessions in connection with the acquisition of Koram Bank by an affiliate of Citibank. Although we did not experience any major labor disputes in connection with the merger of Woori Credit Card with Woori Bank, our employees at Woori Securities staged a one-month strike to protest the merger of Woori Securities into LGIS in March 2005. Actual or threatened labor disputes may in the future disrupt the reorganization and integration process and our business operations, which in turn may hurt our financial condition and results of operations.

The secondary market for corporate bonds in Korea is not fully developed, and, as a result, we may not be able to realize the full “marked-to-market” value of debt securities we hold when we sell any of those securities.

As of December 31, 2008, our banking subsidiaries held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the KDIC, the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) with a total book value of (Won)17,883 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We and our commercial banking subsidiaries may be required to raise additional capital to maintain our capital adequacy ratio or for other reasons, which we or they may not be able to do on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio, which is the ratio of equity capital as a percentage of risk-weighted assets on a consolidated Korean GAAP basis, of 8.0%. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.” In addition, each of our commercial banking subsidiaries is required to maintain a minimum combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. In both cases, Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. In addition, the memoranda of understanding among us, our subsidiaries and the KDIC require us and our subsidiaries to meet specified capital adequacy ratio requirements. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As of December 31, 2008, our capital ratio and the capital adequacy ratios of our subsidiaries exceeded the minimum levels required by both the Financial Services Commission and these memoranda. However, our capital base and capital adequacy ratio or those of our subsidiaries may deteriorate in the future if our or their results of operations or financial condition deteriorates for any reason, or if we or they are not able to deploy their funding into suitably low-risk assets. To the extent that our subsidiaries fail to maintain their capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on them ranging from a warning to suspension or revocation of their licenses.

If our capital adequacy ratio or those of our subsidiaries deteriorate, we or they may be required to obtain additional Tier I or Tier II capital in order to remain in compliance with the applicable capital adequacy requirements. As the financial holding company for our subsidiaries, we may be required to raise additional capital to contribute to our subsidiaries. We or our subsidiaries may not be able to obtain additional capital on favorable terms, or at all. The ability of our company and our subsidiaries to obtain additional capital at any time may be constrained to the extent that banks or other financial institutions in Korea or from other countries are seeking to raise capital at the same time. Depending on whether we or our subsidiaries are obtaining any necessary additional capital, and the terms and amount of any additional capital obtained, holders of our common stock or American depositary shares, or ADSs, may experience a dilution of their interest, or we may experience a dilution of our interest in our subsidiaries.

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

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements. Kyongnam Bank and Kwangju Bank have chosen to use a standardized approach. In October 2008, the Financial Supervisory Service approved Woori Bank’s internal ratings-based approach for credit risk. For regulatory reporting purposes, from September 30, 2008, Woori Bank has implemented its internal ratings-based approach for credit risk, beginning with its credit risk with respect to retail, small- and medium-size enterprises and large corporate loans and asset-backed securities portfolios, and plans to further implement its internal ratings-based approach to its specialized lending portfolio upon approval by the Financial Supervisory Service. A standardized approach will be used in measuring credit risk for those classes of exposure for which Woori Bank’s internal ratings-based approach has not yet been implemented, as well as for certain classes of exposure (including those to the Korean government, public institutions and other banks) for which the internal ratings-based approach will not be applied. Woori Bank plans to implement an “advanced internal ratings-based approach” for credit risk in the near future. Woori Bank also implemented a standardized approach for operational risk beginning on January 1, 2008, and expects to implement an “advanced measurement approach” for operational risk from June 2009. For internal measurement purposes, Woori Bank began to implement an advanced internal ratings-based approach for credit risk commencing in 2005 and an advanced measurement approach for operational risk commencing in 2008. While we believe that Woori Bank’s implementation of an internal ratings-based approach in 2008 has increased its capital adequacy ratio and led to a decrease in its credit risk-related capital requirements as compared to those under its previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in Woori Bank’s credit risk capital requirements in the future, which may require it to either improve its asset quality or raise additional capital. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

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

In recent years, the Financial Services Commission has implemented changes to the loan loss provisioning requirements applicable to Korean banks, which have resulted in increases to our provisions and adversely impacted our reported results of operations and financial condition under Korean GAAP. Until 2004, the requirement to establish allowances for possible losses in respect of confirmed acceptances and guarantees under Korean GAAP applied only to those classified as substandard or below. Commencing in the second half of 2005, the requirement was extended to cover confirmed acceptances and guarantees classified as normal or precautionary, as well as unconfirmed acceptances and guarantees and bills endorsed. Similarly, until 2004, the requirement to establish other allowances in respect of unused credit lines under Korean GAAP applied only to the unused credit limit for cash advances on active credit card accounts, defined as those with a transaction recorded during the past year. Commencing in the second half of 2005, the requirement was extended to cover the unused credit limit for credit card purchases on active accounts, as well as the unused credit limit on consumer and corporate loans. Due to these changes, our consolidated allowance for acceptances and guarantees and other allowances under Korean GAAP increased by (Won)23 billion and (Won)134 billion, respectively, as of December 31, 2005, and our consolidated income before income tax under Korean GAAP for 2005 decreased by (Won)157 billion.

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

Any future required increases in our provisions for loan losses could have an adverse effect on our reported results of operations and financial condition under Korean GAAP and our reported capital adequacy ratios, which may adversely affect the market price of our common stock and ADSs.

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

In the past, the Korean government has also issued recommendations encouraging financial institutions in Korea to provide financial support to particular economic sectors as a matter of policy. For example, in light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. In addition, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government has introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

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

The Financial Investment Services and Capital Markets Act may result in increased competition in the Korean financial services industry.

In July 2007, the National Assembly of Korea enacted the Financial Investment Services and Capital Markets Act, a new law intended to enhance the integration of the Korean capital markets and financial investment products industry, which became effective in February 2009. As a result, our subsidiary banks and other banks in Korea face greater competition in the Korean financial services market from financial investment companies and other non-bank financial institutions. For example, securities companies previously were not permitted to accept deposits other than for purposes of securities investment by customers and may not provide secondary services in connection with securities investments such as settlement and remittance relating to such deposits. However, under the Financial Investment Services and Capital Markets Act, financial investment companies, which replaced securities companies, among others, are able to provide such secondary services. Accordingly, our subsidiary banks and other banks in Korea may experience a loss of customer deposits (which in turn may result in a need to seek alternative funding sources and an increase in our subsidiary banks’ funding costs), as well as a decrease in our subsidiary banks’ settlement and remittance service fee income, which may outweigh the benefits to our non-banking subsidiaries under the Financial Investment Services and Capital Markets Act.

In addition, we believe it is likely that financial investment companies and other financial industry participants in Korea, will seek to take advantage of the greater flexibility provided under the Financial Investment Services and Capital Markets Act to expand their operations in areas that we also plan to develop further, such as investment banking and asset management. As a result, we may face increased competition for customers as well as qualified employees as a result of the new law. The Financial Investment Services and Capital Markets Act is also likely to accelerate the trend toward consolidation and convergence among companies in the Korean financial services industry, which may result in a significant increase in the capital base and geographic reach of some of our competitors in the future. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide greater competition for us.

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

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our liquidity and performance.” As liquidity and credit concerns and volatility in the global financial markets increased significantly in the second half of 2008 and into 2009, the value of the Won relative to the U.S. dollar has depreciated at an accelerated rate. See “Item 3A. Selected Financial Data—Exchange Rates.” Such depreciation of the Won has increased the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt. Furthermore, as a result of adverse global and Korean economic conditions, there has been a significant overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index, known as the “KOSPI,” declined by approximately 17.4% from 1,674.92 on June 30, 2008 to 1,383.34 on June 19, 2009. Further declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	continuing difficulties in the housing and financial sectors in the United States and elsewhere and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates and stock markets;

•

continuing adverse conditions in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by small- and medium-sized enterprise and consumer borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

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

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of swine or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

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

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In October 2007, Korea and North Korea held a summit meeting to discuss easing tensions and fostering peace on the Korean peninsula. Mr. Lee Myung Bak, who became the President of Korea in February 2008, has announced that no further summit meetings will be held until North Korea discontinues its nuclear weapons program. In October 2008, North Korea agreed to a series of denuclearization verification measures, following the removal of North Korea from a list of state sponsors of terrorism maintained by the United States. However, in April 2009, North Korea launched a long-range rocket over the Pacific Ocean. Korea, Japan and the United States responded that the launch poses a threat to neighboring nations and that it was in violation of the United Nations Security Council resolution adopted in 2006 against nuclear tests by North Korea, and the United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. Subsequently, North Korea announced that it would permanently pull out of the six party talks and restart its nuclear program, and the International Atomic Energy Agency reported that its inspectors had been ordered to remove surveillance devices and other equipment at the Yongbyon nuclear power plant and to leave North Korea. On May 25, 2009, North Korea announced that it has successfully conducted a second nuclear test. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts break down or military hostilities occur, could have a material adverse effect on our operations and the market value of our common stock and ADSs.

Labor unrest in Korea may adversely affect our operations.

Continuing economic difficulties in Korea or further increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate was 3.7% in 2004 and 2005 and decreased to 3.5% in 2006 and to 3.2% in 2007 and 2008. However, the unemployment rate has reportedly increased in the first quarter of 2009, primarily as a result of adverse economic conditions in Korea. Further increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

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

Under Korean law, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the outstanding shares of voting stock of a financial holding company such as us that controls nationwide banks, with the exception of certain stockholders that are non-financial business group companies, whose applicable limit is 4.0%. The Korean government and the KDIC are exempt from this limit, and investors may also exceed the 10.0% limit upon approval by the Financial Services Commission. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.” To the extent that the total number of shares of our common stock (including those represented by ADSs) that you and your affiliates own together exceeds the applicable limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal.

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

Our common stock is listed on the KRX KOSPI Market (formerly known as the Stock Market Division of the Korea Exchange) and quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the ADSs will be paid to the depositary in Won and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the amounts you will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that you would receive upon sale in Korea of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common stock.

The market value of your investment may fluctuate due to the volatility of, and government intervention in, the Korean securities market.

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of

ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined by approximately 17.4% from 1,674.92 on June 30, 2008 to 1,383.34 on June 19, 2009. Like other securities markets, including those in developed countries, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

In January 2001, Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank agreed in principle to consolidate and become subsidiaries of a new financial holding company. In July 2001, each entity entered into a memorandum of understanding with us, and we entered into a separate memorandum of understanding with the KDIC. These memoranda of understanding along with those entered with between our subsidiaries and the KDIC, which are described in more detail below, established the basis for the relationships among us, our subsidiaries and the KDIC. These memoranda set forth, among other things, financial targets and restructuring objectives that we and our subsidiaries were expected to satisfy in order to create a fully integrated financial services provider and to enable the KDIC to recover the public funds used to recapitalize our subsidiaries. On March 27, 2001, the KDIC transferred all of its shares in each of Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank to our company in exchange for our newly issued shares. Accordingly, we became the sole owner of those subsidiaries. We subsequently listed our shares on the KRX KOSPI Market on June 24, 2002.

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

Our subsidiaries entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC on April 2005. In addition to the new restructuring measures and financial targets, the plan primarily dealt with ways to reduce labor cost and increase employees’ productivity and efficiency in our subsidiaries. Each of Woori Bank, Kyongnam Bank and Kwangju Bank met its financial targets under the plan. Each of Woori Bank, Kyongnam Bank and Kwangju Bank entered into a new business normalization plan with the KDIC in April 2007. As a result of deteriorating economic and financial market conditions in Korea and globally, Woori Bank failed to meet its return on assets target, its expense-to-revenue ratio target and its operating income per employee target as of December 31, 2008. The KDIC is expected to decide in July 2009 whether to impose any sanctions on Woori Bank as a result of its failure to meet such financial targets. Each of Woori Bank, Kyongnam Bank and Kwangju Bank entered into a new business normalization plan with the KDIC in March 2009. See “—Recent Developments with the KDIC.”

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

Pursuant to the terms of this memorandum of understanding, we entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC in April 2005. In addition to the new restructuring measures and financial targets, the plan primarily dealt with ways to increase labor efficiency and to set up a comprehensive financial network for increased synergy among the group members and strengthening our incentive-based management system. We met all of our financial targets under the plan. We entered into a new business normalization plan with the KDIC in April 2007. As a result of deteriorating economic and financial market conditions in Korea and globally, we failed to meet our return on assets target, our expense-to-revenue ratio target and our operating income per employee target as of December 31, 2008. The KDIC is expected to decide in July 2009 whether to impose any sanctions on us as a result of our failure to meet such financial targets. We entered into a new business normalization plan with the KDIC in March 2009. See “—Recent Developments with the KDIC.”

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

The specified financial targets for 2009 and 2010 that are to be met by Woori Bank, Kyongnam Bank and Kwangju Bank are identical to those imposed by the KDIC on those subsidiaries.

Recent Developments with the KDIC. In March 2009, we and Woori Bank, Kyongnam Bank and Kwangju Bank each entered into a new two-year business normalization plan with the KDIC that included new restructuring measures and financial targets. In addition, the plan primarily dealt with ways to increase labor efficiency and to set up a comprehensive financial network for increased synergy among the group members and strengthening our incentive-based management system. The other terms of the previously agreed memoranda of understanding remain unchanged.

Our two-year business normalization plan sets forth the basis on which we should manage the normalization and integration of our subsidiaries’ operations as well as return the public funds that were injected into those subsidiaries. The business normalization plan sets forth six financial targets for each quarter of 2009 and 2010 that we are required to meet on a Korean GAAP basis. Our Korean GAAP targets for each six-month period in 2009 and 2010 are set forth in the following table:

	Six-month period ended
	2009				2010
	June		December		June		December
Capital adequacy ratio(1)		10.0%		10.0%		10.0%		10.0%
Return on total assets(2)		0.1		0.2		0.4		0.5
Expense-to-revenue ratio(3)		52.3		50.3		49.7		46.5
Operating income per employee (Won millions)(4)	(Won)	310	(Won)	310	(Won)	340	(Won)	350
Non-performing loan ratio(5)		1.8%		1.8%		1.8%		1.3%
Holding company expense ratio(6)		0.6		0.5		0.5		0.5

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

•	In June 2004, we acquired the 39.7% interest in Woori Securities that we did not own, and delisted it from the KRX KOSPI Market in July 2004.

•

In October and December 2004, we acquired an aggregate 27.3% voting interest in LGIS. In March 2005, we merged Woori Securities into LGIS and renamed the surviving entity Woori Investment & Securities, which became an equity method investee.

•

In May 2005, we acquired a 90.0% interest in LGITM, from Woori Investment & Securities and merged Woori Investment Trust Management into LGITM. We renamed the surviving entity Woori Asset Management, which remains a consolidated subsidiary. In July and September 2005, Woori Asset Management reacquired the remaining 10.0% interest from its minority shareholders. In May 2006, we transferred 30.0% of our interest in Woori Asset Management to Credit Suisse. Following this transfer, we renamed the entity Woori Credit Suisse Asset Management. In May 2009, we agreed to reacquire Credit Suisse’s 30.0% ownership interest in Woori Credit Suisse Asset Management, and such acquisition is expected to be completed in July 2009.

•	In October 2005, we established Woori Private Equity as a consolidated subsidiary.

•	In September 2007, we acquired a 51.4% interest in Hanmi Capital, which became a consolidated subsidiary, and renamed the entity Woori Financial.

•

In April 2008, we acquired a 51.0% interest in LIG Life Insurance. In connection with this acquisition, we entered into a joint venture agreement with Aviva International Holdings Limited. Aviva International Holdings Limited and we collectively hold a 91.7% interest in LIG Life Insurance, which was subsequently renamed Woori Aviva Life Insurance. We account for Woori Aviva Life Insurance as an equity method investee under U.S. GAAP.

In addition, we have implemented a group-wide, standardized risk management system (except with respect to operational risk), including the standardization of the credit risk management systems of our subsidiaries which was completed in 2007. With respect to credit risk management systems, we have completed implementing standardized credit risk management systems based on Woori Bank’s system in all of our banking subsidiaries in 2007. With respect to operational risk management systems, we completed implementation of various aspects of the operational risk management system (not including the business risk management system) at Kyongnam Bank, Kwangju Bank and Woori Finance Information System in 2006, and also completed the implementation of such aspects of the operational risk management system at Woori Investment & Securities by the end of 2008.

Item 4B.	Business Overview

Business

We are Korea’s first financial holding company, and our operations include the second-largest commercial bank in Korea, in terms of total assets (including loans). Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, capital markets activities, international banking, asset management and bancassurance. We provide a wide range of products and services to our customers, which mainly comprise individuals and small- and medium-sized enterprises, as well as some of Korea’s largest corporations. As of December 31, 2008, we had consolidated total assets of (Won)271.1 trillion, consolidated total deposits of (Won)168.3 trillion and consolidated stockholders’ equity of (Won)11.9 trillion.

We were established as a financial holding company in March 2001, to consolidate the Korean government’s interest in a number of distressed financial institutions in the wake of the financial crisis in Korea in the late 1990s. Since our establishment, we have succeeded in restructuring our operations by: securing a solid capital base for our banking subsidiaries; improving the quality of our exposure to and our relationships in the large corporate sector; refocusing our lending activities on individual and small- and medium-sized enterprise customers to take advantage of our network of approximately 1,180 branches nationwide; expanding our activities in the areas of credit cards, full service brokerage, asset management and bancassurance for our over 19 million retail customers; modernizing and strengthening our credit risk review and management capabilities; working to integrate and cross-sell our products and services; and striving to create a customer- and service-oriented culture that measures and rewards performance.

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

(1)	Woori Investment & Securities is accounted for as an equity method investee under U.S. GAAP.
(2)

Woori Aviva Life Insurance, in which we acquired a 51.0% interest in April 2008 and in respect of which we entered into a joint venture agreement with Aviva International Holdings Limited, is accounted for as an equity method investee under U.S. GAAP.

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

Strong and long standing relationships with corporate customers. Historically the operations of Woori Bank, our largest subsidiary, concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 13 of the 43 largest Korean corporations. Further enhancing our corporate loan portfolio is our ability to lend to small- and medium-sized enterprise customers, which numbered approximately 650,000 as of December 31, 2008.

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

Extensive distribution and marketing network. We serve our customers primarily through the second-largest banking network in Korea, comprising approximately 1,180 branches and 8,539 ATMs and cash dispensers. Through Woori Bank, we also operate 13 dedicated corporate marketing centers and approximately 94 relationship managers for our large corporate customers and approximately 762 relationship professionals stationed at 677 branches for our small- and medium-sized enterprise customers. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base. As of December 31, 2008, our consolidated stockholders’ equity totaled (Won)11.9 trillion, and the combined capital adequacy ratio of our banking subsidiaries was 12.3%. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

Strong and experienced management team. Our management team comprises both experienced managers from our subsidiaries and their predecessor companies as well as leading experienced financial industry professionals who have been recruited from outside our group to complement our team. In June 2008, Pal Seung Lee, a former chief executive officer of Woori Investment & Securities, assumed the role of our chairman and chief executive officer, which we believe has enhanced the quality of our management team and our corporate governance. We also believe that the extensive experience of many members of our management team in the financial sector will help us to continue to strengthen our operations.

Strategy

Our goal is to become a dynamic, leading full-service provider of financial services and products to corporate and consumer customers in Korea, and we will measure our success based on our ability to increase our profitability and shareholder value. We intend to capitalize on our strong market and financial position to further strengthen our capabilities, customer penetration, efficiency and profitability. The key elements of our strategy are to:

Further improve our asset quality and strengthen our risk management practices. We were one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties. Since 2002, we have entered into joint venture arrangements with several financial institutions to facilitate the disposal of our substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans decreased from 6.8% at December 31, 2001 to 1.1% as of December 31, 2008.

One of our highest priorities is to maintain our strong asset quality and enhance our risk management practices on an ongoing basis. We created a centralized group-wide risk management organization, installed a comprehensive warning and monitoring system, adopted uniform loan loss provisioning policies across all subsidiaries and implemented an advanced credit evaluation system called “CREPIA” at Woori Bank. Kyongnam Bank and Kwangju Bank currently use standardized credit evaluation systems based on the CREPIA system. In connection with the implementation of Basel II in Korea in January 2008, we completed upgrades to our credit risk management systems in 2007, including credit evaluation models, collateral management systems and non-performing credit management systems, as well as the implementation of a “credit risk measurement engine” to quantify our credit risk exposures.

In addition, we use a value at risk, or “VaR,” monitoring system for managing market risk. We intend to vigorously maintain a manageable risk profile and balance that risk profile with adequate returns. We believe that our continuous focus on upgrading our risk management systems and practices will enable us to maintain our strong asset quality, improve our financial performance and enhance our competitiveness.

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

Corporate customers. We continuously and vigorously review our portfolio of large corporate and small- and medium-sized enterprise customers to refine our database of core accounts and industries in terms of profitability potential. We seek to expand our relationship beyond a pure lending relationship by promoting our foreign exchange, factoring, trade finance and investment banking services to our core small- and medium-sized enterprise customers and cross-selling our investment banking services, derivatives and other risk hedging products, as well as employee retirement products to our core large corporate customers.

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

We believe that the continuing integration of our accounting system will allow us to further eliminate redundant functions and equipment and reducing our long-term expense. In addition, we are continuing our efforts to reduce procurement costs by coordinating and combining procurement activities among our subsidiaries. We believe the completion of the above integration, centralization and procurement projects together with our effort to encourage migration of our mass market customers to low-cost alternative channels will reduce our costs and enhance our operating efficiencies meaningfully.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2006			2007			2008
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans:
Small- and medium-sized enterprise	(Won)	55,150	41.2%	(Won)	68,077	42.6%	(Won)	78,807	41.8%
Large corporate		15,115	11.3		18,889	11.8		30,325	16.1
Others(1)		5,280	3.9		10,071	6.3		14,892	7.9

Total	(Won)	75,545	56.4%	(Won)	97,037	60.7%	(Won)	124,024	65.8%

Deposits:
Small- and medium-sized enterprise	(Won)	18,900	14.9%	(Won)	22,174	15.3%	(Won)	24,387	14.5%
Large corporate		34,626	27.4		45,461	31.3		34,476	20.5

Total	(Won)	53,526	42.3%	(Won)	67,635	46.6%	(Won)	58,863	35.0%

Number of borrowers:
Small- and medium-sized enterprise		172,759			171,040			220,509
Large corporate		924			1,037			1,771

(1)	Includes loans to governmental agencies, foreign loans and other corporate loans.

Corporate loans we provide consist principally of the following:

•	working capital loans, which are loans used for general working capital purposes, typically with a maturity of one year or less, including notes discounted and trade finance; and

•	facilities loans, which are loans to finance the purchase of materials, equipment and facilities, typically with a maturity of three years or more.

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

Small- and Medium-Sized Enterprise Banking

We use the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations. Under the Small and Medium Industry Basic Act of Korea, the general criteria used to define small- and medium-sized enterprises is the number of full-time employees (less than 300), paid-in capital (not more than (Won)8 billion) or sales revenues (not more than (Won)30 billion), depending on the industry, but in each case the number of full-time employees must be fewer than 1,000, and the total amount of assets must be less than (Won)500 billion. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2008, 32.3% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 13.3% were extended to borrowers in the retail and wholesale industry and 6.5% were extended to borrowers in the hotel and transportation industry.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship professionals, as well as through the branches and headquarters of Kyongnam Bank and Kwangju Bank. As of December 31, 2008, Woori Bank had stationed one or more relationship professionals at 677 branches, of which 352 were located in the Seoul metropolitan area. The relationship professionals specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2008, Woori Bank had a total of 762 small- and medium-sized enterprise relationship professionals stationed at its branches.

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

Industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises decreased from 2005 to 2007 but rose in 2008. Prior to January 1, 2007, the delinquency ratio for loans to small- and medium-sized enterprises was calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are over due by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. From January 1, 2007, the delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are over due by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won on a Korean GAAP basis decreased from 1.9% as of December 31, 2005 to 1.4% as of December 31, 2006 and further decreased under the new method of calculation to 0.9% as of December 31, 2007, but increased to 1.4% as of December 31, 2008. Our delinquency ratio may increase further in 2009 as a result of, among other things, adverse economic conditions in Korea and globally. See “Item 3D. Risk Factors—Other risks relating to our business—Difficult conditions in the global credit and financial markets could adversely affect our liquidity and performance” and “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

Lending Activities. We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2008, working capital loans and facilities loans accounted for 71.4% and 19.7%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2008, we had approximately 220,509 small- and medium-sized enterprise borrowers.

As of December 31, 2008, secured loans and loans guaranteed by a third party accounted for 54.6% and 19.1%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2008, approximately 61.6% of the secured loans were secured by real estate and 17.5% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of ten years.

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

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government has introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

Pricing. We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. At Woori Bank, lending rates are generally determined using our automated CREPIA system. At Kyongnam Bank and Kwangju Bank, we began to determine lending rates using similar credit evaluation systems from January 2008. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2008, about 67.7% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

Large Corporate Banking

Our large corporate customers consist of companies that are not “small- and medium-size enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations, and typically include companies that have assets of (Won)10 billion or more and are therefore subject to external audit under the External Audit Act of Korea. As a result of our history and development, particularly the history of Woori Bank, we remain the main creditor bank to many of Korea’s largest corporate borrowers.

In terms of our outstanding loan balance, as of December 31, 2008, 48.7% of our large corporate loans were extended to borrowers in the manufacturing industry, 10.0% were extended to borrowers in the retail and wholesale industry and 7.1% were extended to borrowers in the hotel and transportation industry.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate marketing centers and relationship managers. Woori Bank operates 13 dedicated corporate marketing centers, 12 of which are located in the Seoul metropolitan area. Each center is staffed with several relationship managers and headed by a senior relationship manager. Depending on the center, each relationship manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2008, Woori Bank had a total of 94 relationship managers who focus on marketing to and managing the accounts of large corporate customers.

Our strategy for the large corporate banking segment is to develop new products and cross-sell our existing products and services to our core base of large corporate customers. In particular, we continue to focus on marketing fee-based products and services such as foreign exchange and trade finance services, derivatives and other risk hedging products, investment banking services and advisory services. We have also been reviewing the credit and risk profiles of our existing customers as well as those of our competitors, with a view to identifying a target group of high-quality customers on whom we can concentrate our marketing efforts. In addition, we are seeking to continue to increase the chaebol-, region- and industry-based specialization of our relationship managers, including through the operation of a knowledge management database that allows greater sharing of marketing techniques and skills.

Lending Activities. We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2008, working capital loans and facilities loans accounted for 49.7% and 9.0%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2008, secured loans and loans guaranteed by a third party accounted for 18.4% and 4.5%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for loan losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2008, approximately 59.0% of the secured loans were secured by real estate and approximately 9.4% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

We evaluate creditworthiness and collateral for our loans to corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing. We determine the pricing of our loans to corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2008, approximately 41.4% of these loans had interest rates that varied with reference to current market interest rates.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2006			2007			2008
	Amount		% of Total Loans	Amount		% of Total Loans	Amount		% of Total Loans
	(in billions of Won, except percentage)
General purpose household loans	(Won)	28,117	21.0%	(Won)	30,967	19.3%	(Won)	30,211	15.9%
Mortgage and home equity loans		27,588	20.6		28,556	17.9		30,101	16.0

Total	(Won)	55,705	41.6%	(Won)	59,523	37.2%	(Won)	60,312	31.9%

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

For secured loans, including mortgage and home equity loans, we generally lend up to 60% of the collateral value (except in areas of high speculation designated by the government where we generally limit our lending to 40% to 50% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate, we generally use the appraisal value of the collateral as determined using our automated CREPIA system and similar systems used by Kyongnam Bank and Kwangju Bank. We generally revalue collateral on a periodic basis. As of December 31, 2008, the revaluation period was every year for real estate (with apartments being revalued every month), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2008, approximately (Won)20,112 billion, or 66.6% of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years, and the amount of such loans has been steadily declining. As of December 31, 2008, this amount was approximately (Won)4 billion.

Pricing. The interest rates on our consumer loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived internally, which reflects our internal cost of funding, further adjusted to account for the borrower’s credit score and our opportunity cost) or a fixed rate that reflects those same costs and expenses, but taking into account interest rate risks. Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. At Woori Bank, lending rates are generally determined by our automated CREPIA system, and we began to determine lending rates at Kyongnam Bank and Kwangju Bank using similar credit evaluation systems from January 2008. The applicable interest rate is determined at the time of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2008, approximately 93.9% of our general purpose household loans had floating interest rates.

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

As of December 31, 2008, approximately 93.0% of our mortgage and home equity loans were secured by residential or other property, 2.2% of our mortgage and home equity loans were guaranteed by the government housing-related funds and 3.0% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2008, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of (Won)910 billion. For the year ended December 31, 2008, the average initial loan-to-value ratio of our mortgage and home equity loans was approximately 47.3%, compared to 47.8% for the year ended December 31, 2007.

Pricing. The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2008, approximately 94.0% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

In 2002, we launched our private banking operations within Woori Bank, Kyongnam Bank and Kwangju Bank. These operations currently aim to service our high net worth and mass affluent retail customers who individually maintain a deposit balance of at least (Won)30 million with us. As of December 31, 2008, we had over 123,500 customers who qualified for private banking services, representing 0.7% of our total retail customer base. Of our total retail customer deposits of (Won)57,620 billion as of December 31, 2008, high net worth and mass affluent customers accounted for 47.4%.

Through our private bankers, we provide financial and real estate advisory services to our high net worth and mass affluent customers. We also market differentiated investment and banking products and services to these segments, including beneficiary certificates, overseas mutual fund products, specialized bank accounts and credit cards. In addition, we have developed a customer loyalty program for our private banking customers that provides preferential rate and fee benefits and awards. We have also segmented our private banking operations by introducing exclusive private client services for high net worth customers who individually maintain a deposit balance of at least (Won)100 million with us. We believe that our private banking operations will allow us to increase our revenues from our existing high net worth and mass affluent customers, as well as attract new customers in these segments.

Woori Bank has 216 branches that offer private banking services. These branches are staffed by 249 private bankers and almost all of the branches are located in metropolitan areas, including Seoul. Kyongnam Bank and Kwangju Bank operate one and two dedicated private banking centers, respectively. Both banks also offer private banking services through a select number of branches. As of December 31, 2008, 52 private bankers were dispersed over 52 Kyongnam Bank branches and 45 private bankers were dispersed over 45 Kwangju Bank branches that provided private banking services.

We operate a “financial products department store” in Seoul, which function as regular branches and through which we offer and market a variety of financial products and services, including credit cards, foreign currency products, bonds, stocks and insurance policies. This “department store” employs 12 specialists in the areas of tax, real estate and asset management. It is also dedicated to offering comprehensive wealth management consulting services for high net worth customers. In addition, Woori Bank operates an advisory center in Seoul for its private banking clients, which employs 16 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

As of December 31, 2008, we were the second-largest deposit holder on a combined basis (not adjusted for overlap) among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was (Won)49,830 billion, (Won)51,301 billion and (Won)57,512 billion as of December 31, 2006, 2007 and 2008, respectively, which constituted 39.4%, 35.4% and 34.2%, respectively, of the balance of our total deposits.

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

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2008:

Time Deposits	Demand Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit
70.98%	3.97%	13.89%	0.18%	10.98%

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

•

Apartment application comprehensive deposits, which are monthly installment comprehensive savings programs providing the holder with a preferential right to subscribe for new national housing units constructed under the Housing Act or privately constructed housing units. These deposits require monthly installments of (Won)20,000 to (Won)500,000, terminate when the holder is selected as a subscriber for a housing unit and accrue interest at fixed rates depending on the term. These deposit products target all segments of the population.

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

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.025% of our average deposits for the relevant quarter and, for the year ended December 31, 2008, our banking subsidiaries paid an aggregate of (Won)151 billion.

Branch Network and Other Distribution Channels

Our commercial banking subsidiaries had a total of 1,180 branches in Korea as of December 31, 2008, which on a combined basis was the second-most extensive network of branches among Korean commercial banks. Recently, demand for mutual funds and other asset management products as well as bancassurance products have been rising. These products require extensive sales force and customer interaction to sell, further emphasizing the need for an extensive branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct most of their transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of our branch network in Korea as of December 31, 2008:

	Woori Bank		Kyongnam Bank		Kwangju Bank		Total
	Number	% of Total	Number	% of Total	Number	% of Total	Number	% of Total
Area
Seoul	441	49.2%	3	2.0%	4	3.0%	448	38.0%
Six largest cities (other than Seoul)	160	17.9	47	30.9	86	65.2	293	24.8
Other	295	32.9	102	67.1	42	31.8	439	37.2

Total	896	100.0%	152	100.0%	132	100.0%	1,180	100.0%

Our Woori Bank branches are concentrated in the Seoul metropolitan area, while our Kyongnam Bank and Kwangju Bank branches are located mostly in the southeastern and southwestern regions of Korea, respectively, providing extensive overall nationwide coverage.

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. The following table presents the number of ATMs and cash dispensers we had as of December 31, 2008:

	ATMs	Cash Dispensers
Woori Bank	4,827	1,982
Kyongnam Bank	509	478
Kwangju Bank	344	399

Total	5,680	2,859

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

Woori Bank

	For the year ended December 31,
	2006		2007		2008
ATMs(1):
Number of transactions (millions)		369		398		444
Fee income (billions of Won)	(Won)	39	(Won)	34	(Won)	48
Telephone banking:
Number of users		4,675,000		5,186,812		5,650,470
Number of transactions (millions)		118		118		123
Fee income (billions of Won)	(Won)	9	(Won)	5	(Won)	5
Internet banking:
Number of users		4,331,780		6,339,416		7,746,439
Number of transactions (millions)		1,368		2,068		2,804
Fee income (billions of Won)	(Won)	58	(Won)	70	(Won)	86

Kyongnam Bank

	For the year ended December 31,
	2006		2007		2008
ATMs(1):
Number of transactions (millions)		59		68		73
Fee income (billions of Won)	(Won)	2	(Won)	8	(Won)	8
Telephone banking:
Number of users		621,807		792,416		847,634
Number of transactions (millions)		23		20		23
Fee income (billions of Won)	(Won)	2	(Won)	2	(Won)	1
Internet banking:
Number of users		352,934		528,177		589,745
Number of transactions (millions)		69		61		88
Fee income (billions of Won)	(Won)	1	(Won)	1	(Won)	1

Kwangju Bank

	For the year ended December 31,
	2006		2007		2008
ATMs(1):
Number of transactions (millions)		63		75		92
Fee income (billions of Won)	(Won)	7	(Won)	7	(Won)	7
Telephone banking:
Number of users		530,336		582,098		619,657
Number of transactions (millions)		17		17		17
Fee income (billions of Won)	(Won)	2	(Won)	1	(Won)	1
Internet banking:
Number of users		517,022		573,029		617,335
Number of transactions (millions)		61		87		115
Fee income (billions of Won)	(Won)	1	(Won)	1	(Won)	1

(1)	Includes cash dispensers.

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

Our Internet banking services include balance and transaction inquiries, money transfers, loan applications, bill payment and foreign exchange transactions. We expect to increase our Internet banking customer base by focusing largely on our younger customers and those that are able to access the Internet easily (such as office workers) as well as by developing additional Internet-based financial services and products. We are also developing new products to target different types of customers with respect to our Internet banking services, and have developed a service that enables private banking customers to access their accounts on a website that provides specialized investment advice. We also offer escrow services and identification authentication services, such as electronic “fingerprinting,” for Internet transactions.

We also provide mobile banking services to our customers, which is available to all our Internet-registered users. These services allow our customers to complete selected banking transactions through major Korean telecommunications networks using their cellular phones or other mobile devices. We have entered into strategic alliances with SK Telecom, KT Freetel and LG Telecom to provide a wide-range of services through mobile phones, including bill payment services and credit card services. In addition, we entered into strategic alliances with Woori Investment & Securities, SK Securities, Meritz Securities, Hanwha Securities and Dong Yang Investment Bank to provide “M-Stock service,” which is a service that enables mobile phone users to execute transactions with respect to listed securities in Korea. Our electronic bill presentation and payment system provides our customers with the ability to pay taxes, maintenance fees and other public fees electronically.

We also offer our “Win-CMS” service to corporate customers of Woori Bank, which provides an integrated electronic cash management system and in-house banking platform for such customers.

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

Credit Cards

We offer credit card products and services to consumers and corporate customers in Korea. In March 2004, we merged our credit card subsidiary, Woori Credit Card, with Woori Bank. Prior to the merger, we operated our credit card business principally through Woori Credit Card, to which we transferred the credit card operations of Woori Bank in February 2002 and the credit card operations of Kwangju Bank in March 2003. As of December 31, 2008, Woori Bank’s market share based on transaction volume was approximately 8.1%, which ranked Woori Bank as the sixth largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card.

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

The following tables set forth certain data relating to our credit card operations as of the dates or for the period indicated:

	As of or for the year ended December 31,
	2006						2007						2008
	Woori Card(1)		Kyongnam Bank BC Card		Kwangju Bank Visa Card		Woori Card(1)		Kyongnam Bank BC Card		Kwangju Bank Visa Card		Woori Card(1)		Kyongnam Bank BC Card		Kwangju Bank Visa Card
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		6,402		522		416		7,240		659		540		9,035		845		706
Corporate accounts		163		27		21		147		31		27		188		46		42

Total		6,565		549		437		7,387		690		567		9,222		891		748

Active ratio(2)		47.17%		45.35%		57.78%		59.79%		51.01%		63.24%		59.93%		49.20%		58.32%
Credit card interest and fees
Installment and cash advance interest(3)	(Won)	239	(Won)	12	(Won)	5	(Won)	246	(Won)	17	(Won)	5	(Won)	292	(Won)	18	(Won)	5
Annual membership fees		11		—		—		12		1		—		9		1		—
Merchant fees(3)		300		27		22		391		25		28		536		35		36
Other fees		36		4		2		71		6		2		121		6		2

Total	(Won)	586	(Won)	43	(Won)	29	(Won)	720	(Won)	49	(Won)	35	(Won)	958	(Won)	60	(Won)	43

Charge volumes
General purchase	(Won)	9,999	(Won)	935	(Won)	721	(Won)	14,333	(Won)	1,189	(Won)	1,001	(Won)	20,705	(Won)	1,418	(Won)	1,229
Installment purchase		2,003		212		108		3,052		246		129		4,721		384		265
Cash advance		5,213		255		197		5,587		234		191		6,596		247		189
Card loan		180		2		—		352		7		—		697		18		—

Total	(Won)	17,395	(Won)	1,404	(Won)	1,026	(Won)	23,324	(Won)	1,676	(Won)	1,321	(Won)	32,709	(Won)	2,067	(Won)	1,683

Outstanding balances (at year end)
General purchase	(Won)	799	(Won)	116	(Won)	61	(Won)	1,188	(Won)	144	(Won)	82	(Won)	1,579	(Won)	159	(Won)	85
Installment purchase		527		47		26		779		49		30		908		67		41
Cash advance		642		30		19		785		32		20		933		35		20
Card loan		136		2		—		209		7		0		459		10		—

Total	(Won)	2,104	(Won)	195	(Won)	106	(Won)	2,961	(Won)	232	(Won)	132	(Won)	3,879	(Won)	271	(Won)	146

Average outstanding balances
General purchase	(Won)	798	(Won)	103	(Won)	61	(Won)	1,125	(Won)	136	(Won)	77	(Won)	508	(Won)	51	(Won)	27
Installment purchase		486		45		25		737		47		29		292		22		13
Cash advance		653		32		21		743		30		19		300		11		6
Card loan		110		2		—		198		6		0		148		3		—

Total	(Won)	2,047	(Won)	182	(Won)	107	(Won)	2,803	(Won)	219	(Won)	125	(Won)	1,248	(Won)	87	(Won)	47

Delinquency ratios(4)
Less than 1 month		6.03		1.64		3.84		4.64		1.39		2.93		4.93		0.82		2.54
From 1 month to 3 months		1.70		0.90		0.84		1.21		0.55		0.78		1.69		0.78		1.26
From 3 months to 6 months		1.15		0.71		0.68		0.92		0.50		0.59		1.14		0.4		1.01
Over 6 months		0.15		0.51		0.40		0.07		0.31		0.29		0.09		0.08		0.36

Total		9.03%		3.76%		5.76%		6.84%		2.75%		4.59%		7.85%		2.08%		5.17%

Non-performing loan ratio(5)		1.30%		1.22%		1.08%		1.07%		1.40%		1.10%		1.36%		0.66%		1.85%
Charge-offs (gross)	(Won)	80	(Won)	4	(Won)	3	(Won)	78	(Won)	3	(Won)	2	(Won)	105	(Won)	5	(Won)	3
Recoveries		74		2		2		63		2		1		58		2		—

Net charge-offs	(Won)	6	(Won)	2	(Won)	1	(Won)	15	(Won)	1	(Won)	1	(Won)	47	(Won)	3	(Won)	3

Gross charge-off ratio(6)		3.91%		2.21%		2.80%		2.78%		1.65%		1.58%		8.38%		5.51%		6.96%
Net charge-off ratio(7)		0.29%		1.10%		0.93%		0.54%		0.59%		0.39%		3.73%		2.90%		6.22%

(1)	Consists of credit cards issued by Woori Credit Card, Woori Bank and BC Cards and Visa cards issued through the BC Card consortium.

(2)	Represents the ratio of accounts used at least once within the last 12 months to total accounts as of the end of the relevant year.
(3)

Commencing in 2007, certain fees for installment purchases previously recognized as installment and cash advance interest were recognized as merchant fees for the Woori Card and Kwangju Bank Visa Card credit cards issued by Woori Bank and Kwangju Bank, respectively. Corresponding amounts for 2006 have been adjusted accordingly.

(4)

Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 3.3% of our credit card receivables as of December 31, 2008.

(5)

Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2006, 2007 and 2008:

	As of December 31,
	2006		2007		2008
	(in billions of Won)
Restructured loans	(Won)	21	(Won)	9	(Won)	19

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans commencing in 2002. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of (Won)1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2008, the total amount of our restructured loans was (Won)19 billion (which also included revolving loans and installment loans). Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 9.2% to 27.4% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a minimum commission of (Won)1,000 and a maximum of (Won)1,900 or 0.5% of the withdrawal amount per withdrawal.

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

Commencing in July 2006, we outsourced the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2008, we charged merchants an average of 2.19% of their respective total transaction amounts, in the case of Woori Bank, and 2.45% and 2.27%, respectively, in the case of Kyongnam Bank and Kwangju Bank. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

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

In March 2005, we merged Woori Securities into LGIS, and received 0.654 LGIS share for one Woori Securities share. We also renamed the surviving entity Woori Investment & Securities, which became an equity method investee and, as of the date of the merger, had a capital base of (Won)786 billion, 151 branches within Korea and in other countries and approximately 2,500 employees. The merger was approved by the shareholders of each of Woori Securities and LGIS in extraordinary meetings of shareholders of the respective companies in March 2005. We currently own a 35.0% voting interest in Woori Investment & Securities. As of December 31, 2008, Woori Investment & Securities had consolidated total assets of (Won)17,710 billion, consolidated total liabilities of (Won)15,200 billion and consolidated total shareholders’ equity of (Won)2,510 billion, on a Korean GAAP basis. For the year ended December 31, 2008, Woori Investment & Securities generated consolidated revenues of (Won)6,739 billion and consolidated net income of (Won)201 billion, on a Korean GAAP basis.

Securities Investment and Trading

Through Woori Bank and Woori Investment & Securities (which is an equity method investee and whose operations are therefore not included in the figures presented below) and, to a lesser extent, Kyongnam Bank and Kwangju Bank, we invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2008, our investment portfolio, which consists of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of (Won)41,865 billion and represented 15.4% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2008, we held debt securities with a total book value of (Won)39,008 billion, of which:

•	held-to-maturity debt securities accounted for (Won)9,612 billion, or 24.7%;

•	available-for-sale debt securities accounted for (Won)20,897 billion, or 53.5%; and

•	trading debt securities accounted for (Won)8,499 billion, or 21.8%.

Of these amounts, as of December 31, 2008, debt securities issued by the Korean government and government agencies amounted to (Won)6,977 billion, or 72.6%, of our held-to-maturity debt securities, (Won)8,931 billion, or 42.7%, of our available-for-sale debt securities, and (Won)2,677 billion, or 31.5%, of our trading debt securities.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2008:

•	equity securities in our available-for-sale portfolio had a book value of (Won)988 billion, or 4.2%, of our available-for-sale portfolio; and

•	equity securities in our trading portfolio had a book value of (Won)224 billion, or 2.5%, of our trading portfolio.

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

The following tables show, as of the dates indicated, the gross unrealized gains and losses within our investment securities portfolio and the amortized cost and fair value of the portfolio by type of investment security:

	As of December 31, 2006
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	11,742	(Won)	13	(Won)	(26)	(Won)	11,729
Corporate		6,939		38		(109)		6,868
Financial institutions		5,681		3		(9)		5,675
Asset backed securities		1,479		2		(11)		1,470
Foreign governments		46		—		—		46

Subtotal		25,887		56		(155)		25,788
Equity securities		398		1,207		—		1,605
Beneficiary certificates(1)		750		34		(3)		781

Total available-for-sale securities	(Won)	27,035	(Won)	1,297	(Won)	(158)	(Won)	28,174

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	7,039	(Won)	14	(Won)	(31)	(Won)	7,022
Corporate		22		—		—		22
Financial institutions		1,415		2		(5)		1,412
Asset backed securities		55		2		—		57
Foreign governments		83		—		(1)		82

Total held-to-maturity securities	(Won)	8,614	(Won)	18	(Won)	(37)	(Won)	8,595

	As of December 31, 2007
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	10,587	(Won)	13	(Won)	(47)	(Won)	10,553
Corporate		6,984		43		(120)		6,907
Financial institutions		5,325		2		(24)		5,303
Asset backed securities		1,616		4		(5)		1,615
Foreign governments		18		—		—		18

Subtotal		24,530		62		(196)		24,396
Equity securities		636		1,035		(18)		1,653
Beneficiary certificates(1)		1,139		47		—		1,186

Total available-for-sale securities	(Won)	26,305	(Won)	1,144	(Won)	(214)	(Won)	27,235

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	6,413	(Won)	3	(Won)	(73)	(Won)	6,343
Corporate		56		1		—		57
Financial institutions		1,586		—		(27)		1,559
Asset backed securities		45		—		—		45
Foreign governments		116		—		—		116

Total held-to-maturity securities	(Won)	8,216	(Won)	4	(Won)	(100)	(Won)	8,120

	As of December 31, 2008
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	8,736	(Won)	195	(Won)	0	(Won)	8,931
Corporate		5,783		129		(73)		5,839
Financial institutions		3,905		81		(17)		3,969
Asset backed securities		2,084		4		(1)		2,087
Foreign governments		70		0		0		70

Subtotal	(Won)	20,578	(Won)	409	(Won)	(91)	(Won)	20,896
Equity securities		598		427		(38)		987
Beneficiary certificates(1)		1,504		30		(13)		1,521

Total available-for-sale securities	(Won)	22,680	(Won)	866	(Won)	(142)	(Won)	23,404

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	6,977	(Won)	145	(Won)	(2)	(Won)	7,120
Corporate		119		0		(3)		116
Financial institutions		2,335		14		(8)		2,341
Asset backed securities		81		0		0		81
Foreign governments		100		0		0		100

Total held-to-maturity securities	(Won)	9,612	(Won)	159	(Won)	(13)	(Won)	9,758

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

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers, primarily through Woori Bank and Woori Investment & Securities (which is an equity method investee and whose operations are therefore not included in the figures presented below). Our trading volume was (Won)103,589 billion in 2006, (Won)230,758 billion in 2007 and (Won)210,012 billion in 2008, respectively. Our aggregate net trading revenue (loss) from derivatives and foreign exchange spot contracts for the years ended December 31, 2006, 2007 and 2008 was (Won)290 billion, (Won)14 billion and (Won)(445) billion, respectively.

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

The following shows the estimated fair value of derivatives and foreign exchange spot contracts we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2006				2007				2008
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Foreign exchange spot contracts	(Won)	1	(Won)	2	(Won)	6	(Won)	4	(Won)	3	(Won)	4
Foreign exchange derivatives		1,043		931		1,832		1,732		8,430		7,895
Interest rate derivatives		160		292		525		637		2,016		2,049
Equity derivatives		142		471		55		383		—		484
Credit derivatives(1)		2		—		—		128		50		401
Commodity derivatives		5		5		95		93		346		330
Other derivatives		—		—		4		4		124		123

Total	(Won)	1,353	(Won)	1,701	(Won)	2,517	(Won)	2,981	(Won)	10,969	(Won)	11,286

(1)

In connection with our credit derivatives outstanding, we accept credit exposure with respect to foreign currency-denominated corporate debt instruments held by counterparties by guaranteeing payments under such instruments, subject to our overall credit limits with respect to the applicable issuers.

In April 2003, Woori Bank entered into an agreement with Macquarie Bank, an Australian investment bank, pursuant to which the latter provides fee-based technical assistance and advisory services to us, including in the area of risk management and trading systems, in connection with our plans to further develop our equity derivatives business. This agreement was initially due to terminate on or prior to September 4, 2008, but was extended by mutual agreement to December 31, 2008 and will be automatically renewed for successive one-year periods unless earlier terminated by the parties. The agreement was automatically renewed on December 31, 2008 and currently remains in effect.

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

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank and Woori Investment & Securities, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2008, we were involved in asset securitization transactions with an initial aggregate issue amount of (Won)4,163 billion and generated total fee income under Korean GAAP of approximately (Won)44 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

We engage in investment banking activities in Korea through Woori Bank and Woori Investment & Securities. Through Woori Investment & Securities, we underwrite equity and debt securities offerings in the Korean capital markets, either as lead manager or a member of an underwriting syndicate and provide mergers and acquisitions and financial advisory services. In 2008, Woori Investment & Securities generated investment banking revenue under Korean GAAP of approximately (Won)61 billion, consisting primarily of underwriting fee income from securities offerings. In addition, through Woori Bank, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions advisory services. In 2008, Woori Bank generated investment banking revenue of approximately (Won)153 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services. Through Woori Investment Asia Pte., which was added as a wholly-owned subsidiary of Woori Investment & Securities in September 2007, we also engage in investment banking activities in Southeast Asia.

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

Securities Brokerage

We provide securities brokerage services through Woori Investment & Securities. Our activities include brokerage services relating to stocks, futures, options and debt instruments (such as commercial paper). As of December 31, 2008, Woori Investment & Securities had 130 branches. We also provide securities brokerage services through the Internet and through our home trading system software platform via the following systems: mug, mug stox, mug Q-trading, Web-trading, mug i 6844, mug PDA, mug mTrading, Woori Mobile Bank and mug Mascot. In 2008, Woori Investment & Securities generated fee income under Korean GAAP of approximately (Won)318 billion through its securities brokerage activities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2006		2007		2008
	(in millions of US$)
Total foreign currency assets	US$	14,902	US$	18,603	US$	21,252
Foreign currency borrowings
Call money		962		991		2,318
Secured borrowings		—		—		—
Long-term borrowings		5,690		6,226		5,670
Short-term borrowings		7,736		7,678		7,733

Total foreign currency borrowings	US$	14,388	US$	14,895	US$	15,721

The table below sets forth the overseas subsidiaries and branches of Woori Bank currently in operation as of December 31, 2008.

Business Unit(1)	Location
Subsidiaries
Woori America Bank	United States
P.T. Bank Woori Indonesia	Indonesia
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank (China) Limited	China
Zao Woori Bank	Russia
Branches, Agencies and Representative Offices
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Shanghai Branch	China
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Hanoi Branch	Vietnam
Ho Chi Minh City Branch	Vietnam
Gaeseong Industrial Complex Branch	North Korea
New York Agency	United States
Los Angeles Agency	United States
New Delhi Representative Office	India

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

In addition, Woori America Bank currently operates 18 branches in New York, New Jersey, Maryland, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$1,074 million as of December 31, 2008 and net income of US$5 million in 2008.

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

Asset Management

In May 2005, we purchased a 90.0% direct ownership interest in LGITM from LGIS, at a purchase price of (Won)73 billion. We subsequently merged Woori Investment Trust Management, our wholly-owned asset management subsidiary, into LGITM and renamed the surviving entity Woori Asset Management, which remains a consolidated subsidiary. In July and September 2005, Woori Asset Management reacquired the remaining 10.0% interest from its minority shareholders. In May 2006, we transferred 30.0% of our interest in Woori Asset

Management to Credit Suisse. Following this transfer, we renamed the entity Woori Credit Suisse Asset Management. In May 2009, we agreed to reacquire Credit Suisse’s 30.0% ownership interest in Woori Credit Suisse Asset Management, and such acquisition is expected to be completed in July 2009.

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

We receive fees for our trust management services that are based upon a percentage, ranging between 0.5% and 2%, of the net asset value of the assets under management.

We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Money trust management is currently the largest source of our fee income. Fees that we received for our trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation), net of expenses, amounted to (Won)24 billion in 2006 and (Won)25 billion in 2007 and (Won)34 billion in 2008.

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

The following table shows the balances of our money trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate performance trusts on which we do not guarantee principal or interest, due to the fact that the assets invested are not our assets but customer assets and that our customers bear the risk of loss:

	As of December 31,
	2006		2007		2008
	(in billions of Won)
Principal and interest guaranteed trusts	(Won)	15	(Won)	17	(Won)	1
Principal guaranteed trusts		1,912		1,860		1,953
Performance trusts		7,572		11,252		12,920

Total	(Won)	9,499	(Won)	13,129	(Won)	14,874

The trust assets we manage consist principally of investment securities and loans made from the trusts. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2008, under Korean GAAP, our money trusts had invested in securities with an aggregate book value of (Won)4,891 billion, which accounted for 32.9% of our money trust assets. Debt securities accounted for (Won)1,908 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2008, equity securities held by our money trusts amounted to (Won)542 billion on a Korean GAAP basis, which accounted for approximately 11.9% of our money trust assets. Of this amount, (Won)533 billion was from specified money trusts and the remaining (Won)9 billion was from money trusts over which we had investment discretion.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2008, under Korean GAAP, our money trusts had made loans in the aggregate principal amount of (Won)334 billion (excluding loans to our banking operations of (Won)3,760 billion), which accounted for less than 1% of our money trust assets.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No such payments were made in 2008.

Under the Financial Investment Services and Capital Markets Act, which became effective in February 2009, a bank with a trust business license (such as Woori Bank, Kyongnam Bank and Kwangju Bank) is permitted to offer both specified money trust account products and unspecified money trust account products. Previously, banks were not permitted to offer unspecified money trust account products pursuant to the Indirect Investment Asset Management Act, which is no longer in effect following the effectiveness of the Financial Investment Services and Capital Markets Act.

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

In 2008, our property trust fees ranged from 0.02% to 0.15% of total assets under management, depending on the type of trust account product. As of December 31, 2008, the balance of our property trusts totaled (Won)14,180 billion.

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

The following table shows the balances of our investment trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets:

	As of December 31,
	2006		2007		2008
	(in billions of Won)
Equity funds	(Won)	1,152	(Won)	2,980	(Won)	3,684
Bond funds		1,446		2,021		1,122
Hybrid funds		3,169		1,028		627
Money market funds		8,938		4,695		4,957
Alternative investment funds		1,845		2,350		2,255

Total	(Won)	16,550	(Won)	13,074	(Won)	12,645

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

Fees from our investment trust management services amounted to (Won)28 billion in 2006, (Won)41 billion in 2007 and (Won)35 billion in 2008.

Although our current customer base consists mainly of institutional investors, we have been seeking to market our investment trust products to retail customers through our consumer banking network. We believe that significant opportunities exist for us to leverage our existing base of consumer banking customers to cross-sell our investment trust products. We intend to focus on the development of new products tailored to particular customer segments and the enhancement of sales and distribution capabilities through each of our marketing channels to meet our customers’ needs.

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank, we act as a trustee for approximately 1,490 securities investment trusts. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2008, our fee income from such services was (Won)9 billion.

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

In recent years, we have focused our merchant banking operations on providing short-term funds to public institutions and financially sound corporations in order to improve our asset quality and increase our income and profitability.

Management of National Housing Fund

In November 2002, we were selected to manage the operations of the National Housing Fund, together with two other financial institutions. In April 2008, we were selected to be the lead manager of the National Housing Fund. The National Housing Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2008, outstanding housing loans from the National Housing Fund amounted to approximately (Won)15.6 trillion, of which we originated approximately (Won)3.2 trillion. The activities of the National Housing Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing Fund.

In return for managing the operations of the National Housing Fund we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. The fund raising fee is based on the number of National Housing Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing Fund loans and the number of National Housing Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing Fund. We received total fees of approximately (Won)36 billion for managing the National Housing Fund in 2008.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori Bank, Kyongnam Bank and Kwangju Bank, we market a wide range of bancassurance products. In 2008, we generated fee income of approximately (Won)175 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. Woori Bank has entered into bancassurance marketing arrangements with 24 insurance companies, including Samsung Life Insurance, Samsung Fire and Marine Insurance, Korea Life Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plans to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base. Woori Bank has also entered into bancassurance marketing arrangements with, Woori Aviva Life Insurance, in which we acquired a 51% interest in April 2008.

Private Equity

In October 2005, we established Woori Private Equity Co., Ltd. with the aim of strengthening our principal investment operations. Woori Private Equity seeks to make long-term and strategic investments in buyout target companies, as well as actively involving itself in their management. This would involve identifying potential investees suffering from inefficient management and effecting financial restructuring and strategic reorientation in those investees so as to enhance their enterprise value. We expect Woori Private Equity’s operations to continue to provide us with greater investment opportunities and a new source of business for other related segments, especially corporate banking. In July 2006, Woori Private Equity established Woori Private Equity Fund, the size of which is approximately (Won)344 billion, as a limited partnership in which Woori Private Equity serves as a general partner.

Consumer Finance

We provide consumer finance services through Woori Financial Co., Ltd. We acquired a 51.4% stake in Woori Financial (formerly known as Hanmi Capital Co., Ltd.) in September 2007. Woori Financial provides leases and loans for various products, including automobiles, heavy machineries and medical equipments, as well as microlending services. We expect Woori Financial to continue to expand our customer base by providing a variety of non-banking financial services to retail customers as well as synergies through coordinated business operations with our other subsidiaries, including Woori Bank.

Life Insurance

We provide life insurance products and services through Woori Aviva Life Insurance. We acquired a 51.0% stake in Woori Aviva Life Insurance (formerly known as LIG Life Insurance) in April 2008. In connection with this acquisition, we entered into a joint venture agreement with Aviva International Holdings Limited. Aviva International Holdings Limited and we collectively hold a 91.7% interest in Woori Aviva Life Insurance, which we account for as an equity method investee under U.S. GAAP. Woori Aviva Life Insurance provides a variety of individual and group life insurance products, including health insurance, whole life insurance, savings-type insurance and pension insurance. Woori Aviva Life Insurance seeks to become a leading life insurance company in Korea by combining our extensive distribution and marketing network and large customer base with the life insurance industry expertise and experience provided by Aviva plc, and we expect that Woori Aviva Life Insurance will allow us to further our strategy of diversifying our non-banking revenue base to cover a full range of financial services and products as a comprehensive financial services provider.

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

Competition in the Korean financial market has been and is likely to remain intense. In particular, in the area of our core banking operations, most Korean banks have been focusing on retail customers and small- and medium-sized enterprises in recent years, although they have begun to increase their exposure to large corporate borrowers, and have been focusing on developing fee income businesses, including bancassurance, as increasingly important sources of revenue. In the area of credit cards, Korean banks and credit card companies have in the past engaged in aggressive marketing activities and made significant investments, contributing to some extent to the lower profitability and asset quality problems previously experienced with respect to credit card receivables.

In addition, we believe regulatory reforms, including the Financial Investment Services and Capital Markets Act enacted in 2007, which became effective in February 2009, and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005 and Chohung Bank’s merger with Shinhan Bank in April 2006. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. See “Item 3D. Risk Factors—Risks relating to competition.”

Assets and Liabilities

The tables below and accompanying discussions provide selected financial highlights regarding our assets and liabilities on a consolidated basis.

Loan Portfolio

As of December 31, 2008, the balance of our total loan portfolio was (Won)188,632 billion, an 18.0% increase from (Won)159,886 billion as of December 31, 2007. As of December 31, 2008, 85.5 % of our total loans were Won-denominated loans and 14.5% of our total loans were denominated in other currencies. Of the (Won)27,380 billion of foreign currency-denominated loans as of that date, approximately 34.1% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank makes foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses.

Loan Types

The following table presents loans by type as of the dates indicated. Totals include past due amounts:

	As of December 31,
	2004		2005		2006		2007		2008		2008
	(in billions of Won)										(%)
Domestic:
Corporate:
Commercial and industrial	(Won)	42,445	(Won)	47,232	(Won)	58,766	(Won)	76,050	(Won)	93,931	49.8%
Lease financing		132		75		35		272		425	0.2
Trade financing		7,073		7,172		8,027		8,754		12,201	6.5
Other commercial		4,270		4,727		5,263		6,496		8,266	4.4

Total corporate		53,920		59,206		72,091		91,572		114,823	60.9
Consumer:
General purpose household(1)		27,618		34,906		51,637		56,176		56,911	30.2
Mortgage		4,684		5,458		4,068		3,248		3,275	1.7

Total consumer		32,302		40,364		55,705		59,424		60,186	31.9
Credit cards		2,128		2,092		2,405		3,325		4,294	2.3

Total domestic		88,350		101,662		130,201		154,321		179,303	95.1
Foreign:
Corporate:
Commercial and industrial	(Won)	1,730	(Won)	2,316	(Won)	3,341	(Won)	5,327	(Won)	9,015	4.8
Trade financing		104		76		112		138		185	0.1

Total corporate		1,834		2,392		3,453		5,465		9,200	4.9
Consumer		305		76		86		99		129	0.0

Total foreign		2,139		2,468		3,539		5,564		9,329	4.9
Total gross loans		90,489		104,130		133,740		159,885		188,632	100.0%
Less: Unearned income		(14)		(7)		(5)		(17)		(51)	0.0

Total loans	(Won)	90,475	(Won)	104,123	(Won)	133,735	(Won)	159,868	(Won)	188,581	100.0%

(1)	Includes home equity loans.

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

20 Largest Exposures by Borrower

As of December 31, 2008, our exposures to our 20 largest borrowers totaled (Won)35,927 billion and accounted for 13.7% of our total exposures. The following table sets forth our total exposures to those borrowers as of that date:

	Loans
Company (Credit Rating)(1)	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Credit derivatives		Total exposures		Collateral		Amounts classified as substandard or below(2)
	(in billions of Won)
The Bank of Korea(3)	(Won)	—	(Won)	—	(Won)	—	(Won)	8,430	(Won)	—	(Won)	—	(Won)	8,430	(Won)	—	(Won)	—
Government(3)		—		—		—		6,993		—		—		6,993		—		—
Sung-Dong Ship Marine Co., Ltd (BBB-)		180		—		—		—		2,277		—		2,457		1,457		—
STX Shipbuilding Co., Ltd.(A-)		18		71		—		—		1,893		—		1,982		359		—
Hyundai Heavy Industries Co., Ltd. (AA+)		67		—		6		—		1,615		—		1,688		—		—
SLS Shipbuilding Co., Ltd.(3)		91		—		—		—		1,468		—		1,559		1,528		—
Hyundai Mipo Dockyard Co., Ltd (AA)		8		—		—		—		1,245		—		1,253		—		—
SPP Shipbuilding Co., Ltd.(BBB-)		10		16		—		—		1,220		—		1,246		186		—
SH Corporation(3)		60		—		—		1,154		—		—		1,214		—		—
Kookmin Bank Co., Ltd. (AAA)		—		—		—		1,185		—		—		1,185		—		—
Samsung Electronics Co., Ltd. (AAA)		148		917		22		—		2		—		1,089		1		—
Korea Development Bank (AAA)		—		—		—		1,058		—		—		1,058		—		—
Samsung Heavy Industries Co., Ltd.(AA-)		14		—		2		—		918		—		934		—		—
Hyundai Samho Heavy Industries Co., Ltd. (AA)		2		—		—		—		812		—		814		—		—
SPP Plant & Shipbuilding Co., Ltd.(BBB-)		50		35		—		—		616		—		701		284		—
Hyundai Engineering & Construction Co., Ltd. (A+)		104		6		363		79		128		—		680		8		—
Industrial Bank of Korea (AAA)		—		—		4		668		—		—		672		—		—
Hana Bank Co., Ltd. (AAA)		—		—		—		662		—		—		662		—		—
Shinhan Bank Co., Ltd. (AAA)		—		—		—		657		—		—		657		—		—
Kumho Tire Co., Ltd. (BBB+)		75		540		—		19		19		—		653		108		—

Total	(Won)	827	(Won)	1,585	(Won)	397	(Won)	20,905	(Won)	12,213	(Won)	—	(Won)	35,927	(Won)	3,931	(Won)	—

(1)

Credit ratings from one of the following domestic credit rating agencies in Korea as of December 31, 2008: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings, as S&P and Moody’s credit ratings were unavailable.

(2)	Classification is based on the Financial Services Commission’s asset classification criteria.
(3)	Credit ratings unavailable.

As of December 31, 2008, eight of these top 20 borrowers were companies belonging to the 43 largest chaebols in Korea. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2008, 16.0% of our total exposure was to the 43 largest chaebols in Korea. The following table shows, as of December 31, 2008, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans
Chaebol	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Credit derivatives		Total exposures		Collateral		Amount classified as precautionary or below(1)		Amounts classified as substandard or below(1)
	(in billions of Won)
Hyundai Motors	(Won)	1,215	(Won)	2,380	(Won)	12	(Won)	542	(Won)	115	(Won)	—	(Won)	4,265	(Won)	398	(Won)	—	(Won)	—
Samsung		725		1,470		182		247		1,388		—		4,011		52		—		—
Kumho Asiana		1,276		1,952		113		546		90		—		3,977		557		—		68
STX		411		551		1		74		2,177		—		3,214		39		—		—
Doosan		481		905		4		161		640		—		2,192		139		—		—
Hanhwa		935		758		1		231		263		—		2,188		133		—		—
SK		433		549		85		207		687		—		1,961		54		—		—
LG		127		1,120		26		377		211		—		1,860		28		—		—
Hyundai Heavy Industries		159		78		6		—		1,590		—		1,833		—		—		—
Hyosung		500		794		—		15		232		—		1,541		230		—		—

Total	(Won)	6,262	(Won)	10,557	(Won)	430	(Won)	2,400	(Won)	7,393	(Won)	—	(Won)	27,042	(Won)	1,630	(Won)	—	(Won)	68

(1)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2008, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance
	(in billions of Won)
Industry
Manufacturing	(Won)	44,036	35.5%
Retail and wholesale		14,669	11.8
Construction		13,450	10.8
Hotel, leisure or transportation		8,779	7.1
Financial and insurance		6,848	5.5
Government and government agencies		177	0.1

Other		36,065	29.1

Total	(Won)	124,024	100.0%

Loan Concentration by Size of Loans

The following tables show, as of December 31, 2008, the aggregate balances of our loans by outstanding loan amount:

Corporate

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Commercial and industrial loans
Up to (Won)100 million	(Won)	7,153	3.8%
Over (Won)100 million to (Won)1 billion		30,247	16.0
Over (Won)1 billion to (Won)10 billion		22,217	11.8
Over (Won)10 billion to (Won)50 billion		20,381	10.8
Over (Won)50 billion to (Won)100 billion		7,756	4.1
Over (Won)100 billion		6,177	3.3

Sub-total		93,931	49.8

Lease financing loans
Up to (Won)100 million		314	0.2
Over (Won)100 million to (Won)1 billion		45	0.0
Over (Won)1 billion to (Won)10 billion		15	0.0
Over (Won)10 billion to (Won)50 billion		—	—
Over (Won)50 billion to (Won)100 billion		—	—
Over (Won)100 billion		—	—

Sub-total		374	0.2

Trade financing loans
Up to (Won)100 million		1,155	0.6
Over (Won)100 million to (Won)1 billion		4,186	2.2
Over (Won)1 billion to (Won)10 billion		4,266	2.3
Over (Won)10 billion to (Won)50 billion		1,852	1.0
Over (Won)50 billion to (Won)100 billion		554	0.3
Over (Won)100 billion		188	0.1

Sub-total		12,201	6.5

Other commercial loans
Up to (Won)100 million		571	0.3
Over (Won)100 million to (Won)1 billion		2,613	1.4
Over (Won)1 billion to (Won)10 billion		2,185	1.2
Over (Won)10 billion to (Won)50 billion		1,749	0.9
Over (Won)50 billion to (Won)100 billion		1,036	0.5
Over (Won)100 billion		112	0.1

Sub-total		8,266	4.4

Foreign commercial and industrial loans
Up to (Won)100 million		57	0.0
Over (Won)100 million to (Won)1 billion		733	0.4
Over (Won)1 billion to (Won)10 billion		2,943	1.6
Over (Won)10 billion to (Won)50 billion		3,123	1.7
Over (Won)50 billion to (Won)100 billion		1,358	0.7
Over (Won)100 billion		801	0.4

Sub-total		9,015	4.8

	Aggregate loan balance	Percentage of total loan balance
	(in billions of Won)
Foreign trade financing loans
Up to (Won)100 million	1	0.0
Over (Won)100 million to (Won)1 billion	107	0.1
Over (Won)1 billion to (Won)10 billion	50	0.0
Over (Won)10 billion to (Won)50 billion	27	0.0
Over (Won)50 billion to (Won)100 billion	—	—
Over (Won)100 billion	—	—

Sub-total	185	0.1

Consumer

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
General purpose household loans(1)
Up to (Won)10 million		4,155	2.2
Over (Won)10 million to (Won)50 million		15,087	8.0
Over (Won)50 million to (Won)100 million		12,212	6.5
Over (Won)100 million to (Won)500 million		22,513	11.9
Over (Won)500 million to (Won)1 billion		1,756	0.9
Over (Won)1 billion		1,188	0.6

Sub-total		56,911	30.2

Mortgage loans
Up to (Won)10 million		19	0.0
Over (Won)10 million to (Won)50 million		802	0.4
Over (Won)50 million to (Won)100 million		1,113	0.6
Over (Won)100 million to (Won)500 million		1,305	0.7
Over (Won)500 million to (Won)1 billion		32	0.0
Over (Won)1 billion		4	0.0

Sub-total		3,275	1.7

Credit cards
Up to (Won)10 million		3,387	1.8
Over (Won)10 million to (Won)50 million		695	0.4
Over (Won)50 million to (Won)100 million		39	0.0
Over (Won)100 million		173	0.1

Sub-total		4,294	2.3

Foreign consumer loans
Up to (Won)10 million		2	0.0
Over (Won)10 million to (Won)50 million		—	—
Over (Won)50 million to (Won)100 million		—	—
Over (Won)100 million to (Won)500 million		127	0.1
Over (Won)500 million to (Won)1 billion		—	—
Over (Won)1 billion		—	—

Sub-total		129	0.1

Total	(Won)	188,581	100.0%

(1)	Includes home equity loans.

Maturity Analysis

The following table sets out, as of December 31, 2008, the scheduled maturities (time remaining until maturity) of our loan portfolio. The amounts disclosed are before deduction of allowance for loan losses:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate
Commercial and industrial	(Won)	60,510	(Won)	23,960	(Won)	9,460	(Won)	93,930
Lease financing		107		268		—		375
Trade financing		12,130		66		5		12,201
Other commercial		5,914		1,271		1,081		8,266

Total corporate		78,661		25,565		10,546		114,772
Consumer
General purpose household(1)		25,321		9,464		22,126		56,911
Mortgage		1,190		848		1,237		3,275
Credit cards		3,663		628		2		4,293

Total consumer		30,174		10,940		23,365		60,186

Total domestic		108,835		36,505		33,911		179,251
Foreign
Corporate
Commercial and industrial		4,181		3,244		1,590		9,015
Lease financing		—		—		—		—
Trade financing		185		—		—		185
Other commercial		—		—		—		—

Total corporate		4,366		3,244		1,590		9,200
Consumer:
Other consumer		129		—		1		130

Total foreign		4,495		3,244		1,591		9,330

Total loans	(Won)	113,330	(Won)	39,749	(Won)	35,502	(Won)	188,581

(1)	Includes home equity loans.

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

Interest Rates

The following table shows, as of December 31, 2008, the total amount of our loans due after one year, that have fixed interest rates and variable or adjustable interest rates:

	Domestic		Foreign		Total
	(in billions of Won)
Fixed rate(1)	(Won)	10,211	(Won)	472	(Won)	10,683
Variable or adjustable rates(2)		60,206		4,363		64,569

Total loans	(Won)	70,417	(Won)	4,835	(Won)	75,252

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

Foregone interest is the interest due on non-accrual loans that we have not accrued in our books. If we had not foregone interest on our non-accrual loans, we would have recorded gross interest income of (Won)216 billion, (Won)207 billion and (Won)292 billion for 2006, 2007 and 2008, respectively, on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2006, 2007 and 2008 was (Won)102 billion, (Won)118 billion and (Won)175 billion, respectively.

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

	As of December 31,
	2004						2005						2006						2007						2008
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	1,202	(Won)	2	(Won)	1,204	(Won)	1,026	(Won)	11	(Won)	1,037	(Won)	1,001	(Won)	6	(Won)	1,007	(Won)	1,147	(Won)	4	(Won)	1,151	(Won)	2,011	(Won)	1	(Won)	2,012

Consumer(1)		1,763		—		1,763		1,485		1		1,486		1,560		—		1,560		1,685		1		1,686		2,166		—		2,166

Sub-total		2,965		2		2,967		2,511		12		2,523		2,561		6		2,567		2,832		5		2,837		4,177		1		4,178
Accruing loans which are contractually past due one day or more as to principal or interest(2)
Corporate		28		—		28		34		—		34		23		0		23		177		—		177		28		—		28
Consumer		20		—		20		47		—		47		29		0		29		41		—		41		47		—		47

Sub-total		48		—		48		81		—		81		52		—		52		218		—		218		75		—		75

Total	(Won)	3,013	(Won)	2	(Won)	3,015	(Won)	2,592	(Won)	12	(Won)	2,604	(Won)	2,613	(Won)	6	(Won)	2,619	(Won)	3,050	(Won)	5	(Won)	3,055	(Won)	4,252	(Won)	1	(Won)	4,253

(1)	Includes credit card balances of (Won)216 billion, (Won)95 billion, (Won)60 billion, (Won)199 billion and (Won)290 billion as of December 31, 2004, 2005, 2006, 2007 and 2008, respectively.
(2)

Includes accruing loans that are contractually past due 90 days or more in the amount of (Won)3 billion, (Won)2 billion, (Won)4 billion and (Won)2 billion as of December 31, 2004, 2006, 2007 and 2008, respectively.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated. In line with industry practice, we have restructured a portion of our delinquent credit card balances as loans.

	Normal			1-3 months			3-6 months			More than 6 months			Total
As of December 31,	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
2004	(Won)	88,697	98.1%	(Won)	541	0.6%	(Won)	547	0.6%	(Won)	690	0.7%	(Won)	90,475	100.0%
2005		102,833	98.8		335	0.3		325	0.3		630	0.6		104,123	100.0
2006		132,603	99.1		229	0.2		263	0.2		640	0.5		133,735	100.0
2007		157,985	98.8		1,255	0.8		278	0.2		350	0.2		159,868	100.0
2008		185,055	98.1		2,584	1.4		456	0.2		485	0.3		188,581	100.0

Credit Exposures to Companies in Workout, Restructuring, Corporate Reorganization or Composition

Workout is a voluntary procedure through which we, together with borrowers and other creditors, restructure a borrower’s credit terms. On July 18, 2001, the National Assembly of Korea adopted the Corporate Restructuring Promotion Act, which became effective in September 2001 and expired on December 31, 2005. The Act applied to more than 420 financial institutions in Korea, which included commercial banks, insurance companies, investment trust companies, securities companies, merchant banks, the KDIC and KAMCO. Under the Corporate Restructuring Promotion Act, all creditor financial institutions of a financially troubled borrower were required to participate in a creditors’ committee to prepare a restructuring plan. The approval of creditor financial institutions holding not less than two-thirds of the total debt outstanding of a borrower (as well as 75% of the total outstanding secured debt, if the restructuring plan includes secured debt restructuring) finalized the borrower’s restructuring plan, including debt restructuring and provision of additional funds. Once approved, the plan was also binding on all the creditor financial institutions of the borrower. Any creditor financial institution that disagreed with the final restructuring plan approved by the creditors’ committee had the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting creditor financial institution failed to come to an agreement on the terms of purchase, a coordination committee consisting of seven experts would be set up to resolve the matter. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio.”

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

A portion of our loans to and debt securities of corporate customers are currently in workout or restructuring. As of December 31, 2008, (Won)411 billion, or 0.2%, of our total loans and debt securities were in workout or restructuring. This included (Won)347 billion of loans to and debt securities of large corporate borrowers in workout or restructuring and (Won)64 billion of loans to and debt securities of small- and medium-sized enterprises in workout or restructuring, which represented 0.15% and 0.03% of our total loans and debt securities, respectively. Currently, a specialized unit in each of our banking subsidiaries manages their workout or restructured loans. At Woori Bank, for example, the Corporate Restructuring Department manages its workout and restructured loans. Upon approval of a workout or restructuring plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout or restructuring, corporate reorganization or composition, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for loan losses.

The following table shows, as of December 31, 2008, our ten largest exposures that were in workout or restructuring, including composition or court receivership:

	Loans				Equity Securities		Debt Securities		Guarantees and Acceptances		Credit Derivatives		Total Exposures		Collateral(2)		Amounts Classified as Substandard or Below(3)		Allowance
Company (Credit Rating)(1)	Won Currency		Foreign Currency
	(in billions of Won)
Hyundai Corporation (AA+)	(Won)	—	(Won)	143	(Won)	74	(Won)	—	(Won)	58	(Won)	—	(Won)	275	(Won)	39	(Won)	—	(Won)	—
Daewoo Electronics Corp.(4)		77		45		3		—		6		—		131		56		98		46
Saehan Media Co., Ltd.(4)		—		37		—		—		8		—		45		41		6		—
Pantech Co., Ltd. (CCC)		30		—		—		—		—		—		30		—		25		15
Pantech & Curitel Communications, Inc. (CCC)		15		—		2		—		—		—		17		—		15		7
Netron Tech Co., Ltd.(4)		14		—		—		—		—		—		14		9		—		7
Ilhwa Wool Ind. Co., Ltd.(4)		12		—		—		—		—		—		12		10		11		—
EZ Digital Co., Ltd.(4)		—		9		—		—		—		—		9		9		—		—
Nex Display Technology Co., Ltd.(4)		7		—		—		—		1		—		8		1		—		6
Dongshin Co., Ltd.(4)		4		—		—		—		—		—		4		2		4		2

Total	(Won)	159	(Won)	234	(Won)	79	(Won)	—	(Won)	73	(Won)	—	(Won)	545	(Won)	167	(Won)	159	(Won)	83

(1)	Credit rating as of December 31, 2008, from one of the following Korean credit agencies: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings.
(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.
(4)	Credit rating unavailable.

Troubled Debt Restructurings

The following table presents, as of the dates indicated, our loans that are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2004						2005					2006					2007					2008
	Domestic		Foreign		Total		Domestic		Foreign	Total		Domestic		Foreign	Total		Domestic		Foreign	Total		Domestic		Foreign	Total
	(in billions of Won)
Loans not included in “non-accrual and past due loans” which are classified as “troubled debt restructurings”	(Won)	44	(Won)	3	(Won)	47	(Won)	314	—	(Won)	314	(Won)	251	—	(Won)	251	(Won)	329	—	(Won)	329	(Won)	483	—	(Won)	483

For 2008, interest income that we would have recorded under the original contract terms of restructured loans amounted to (Won)13 billion, of which we reflected (Won)10 billion as interest income for 2008.

Potential Problem Loans

As of December 31, 2008, we had (Won)3,644 billion of corporate loans that were current as to payment of principal and interest but where we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. These amounts were classified as impaired and therefore included in our calculation of specific loan loss allowance under U.S. GAAP. Potential problem loans are precautionary loans that we determine, through our internal loan review process, require close management and increased provisioning due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business.

Other Problematic Interest-Earning Assets

We have in the past received certain other interest-earning assets in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. However, as of December 31, 2008, we had no such assets.

Non-Performing Loans

Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “—Loan Classifications” above. The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2004			2005			2006			2007			2008
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	2,071	(1)	(Won)	1,369	(2)	(Won)	1,354	(3)	(Won)	1,121	(4)	(Won)	2,088	(5)
As a percentage of total loans		2.3%			1.3%			1.0%			0.7%			1.1%

(1)	Excludes (Won)189 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(2)	Excludes (Won)46 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(3)	Excludes (Won)15 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

(4)	Excludes (Won)5 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(5)	Excludes (Won)14 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2004			2005			2006			2007			2008
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	1,118	54.0%	(Won)	802	58.6%	(Won)	783	57.9%	(Won)	788	70.3%	(Won)	1,592	76.2%
Lease financing		—	—		—	—		—	—		4	0.4		9	0.4
Trade financing		228	11.0		76	5.6		102	7.5		45	4.0		112	5.4
Other commercial		92	4.5		59	4.3		65	4.8		4	0.4		7	0.3

Total corporate		1,438	69.5		937	68.4		950	70.2		841	75.1		1,720	82.4
Consumer
General purpose household(1)		383	18.5		281	20.5		308	22.7		241	21.5		285	13.6
Mortgage		115	5.6		97	7.1		54	4.0		—	—		12	0.6

Total consumer		498	24.1		378	27.6		362	26.7		241	21.5		297	14.2
Credit cards		126	6.1		46	3.4		33	2.4		36	3.2		57	2.7

Total domestic		2,062	99.7		1,361	99.4		1,345	99.3		1,118	99.7		2,074	99.3
Foreign
Corporate
Commercial and industrial		9	0.3		8	0.7		8	0.6		3	0.3		14	0.7
Lease financing		—	—		—	—		—	—		—	—		—	—
Trade financing		—	—		—	—		1	0.1		—	—		—	—
Other commercial		—	—		—	—		—	—		—	—		—	—

Total corporate		9	0.3		8	0.7		9	0.7		3	0.3		14	0.7
Consumer		—	—		—	—		—	—		—	—		—	—

Total foreign		9	0.3		8	0.7		9	0.7		3	0.3		14	0.7
Total non- performing loans	(Won)	2,071	100.0%	(Won)	1,369	100.0%	(Won)	1,354	100.0%	(Won)	1,121	100.0%	(Won)	2,088	100.0%

(1)	Includes home equity loans.

Top 20 Non-Performing Loans. As of December 31, 2008, our 20 largest non-performing loans accounted for 37.0% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for loan losses		Collateral(1)		Industry
	(in billions of Won)
Borrower A	(Won)	142	(Won)	40	(Won)	4	Manufacturing
Borrower B		107		38		52	Construction
Borrower C		93		46		56	Manufacturing
Borrower D		77		65		—	Other
Borrower E		31		12		24	Other
Borrower F		31		30		—	Construction
Borrower G		30		30		—	Construction
Borrower H		27		13		1	Construction
Borrower I		25		5		—	Construction
Borrower J		25		12		—	Manufacturing
Borrower K		24		12		—	Hotel,leisure or transportation
Borrower L		23		15		11	Manufacturing
Borrower M		22		17		11	Manufacturing
Borrower N		20		14		8	Other
Borrower O		20		19		1	Construction
Borrower P		18		9		—	Manufacturing
Borrower Q		18		9		—	Construction
Borrower R		13		6		10	Construction
Borrower S		13		3		9	Manufacturing
Borrower T		13		12		—	Manufacturing

Total	(Won)	772	(Won)	407	(Won)	187

(1)	The value of collateral is appraised based on future cash flow and observable market price.

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

Foreclosure and Collateral. We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2006, 2007 and 2008, we foreclosed on collateral we obtained with respect to loan balances representing approximately 0.5%, 0.3% and 0.2%, respectively, of our average interest-bearing loan balances in each of those periods. We believe, based on our general understanding of the U.S. banking industry, that we generally foreclose on collateral somewhat less frequently than similarly situated U.S. banks.

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

Sales of Non-Performing Loans

The overall asset quality of our loan portfolio has changed significantly over the years as a result of sales of non-performing loans. These sales have been made primarily to KAMCO and to special purpose companies established as a result of joint ventures with several financial institutions.

The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2006						2007						2008
Purchaser	Principal Amount Sold		Sale Price		Gain (loss)		Principal Amount Sold		Sale Price		Gain (loss)		Principal Amount Sold		Sale Price		Gain (loss)
	(in billions of Won)
KAMCO	(Won)	90	(Won)	71	(Won)	—	(Won)	140	(Won)	111	(Won)	6	(Won)	260	(Won)	195	(Won)	(56)
Joint venture special purpose companies		389		276		—		349		290		22		189		158		—
Others		175		27		1		—		—		—		73		74		1

Total	(Won)	654	(Won)	374	(Won)	1	(Won)	489	(Won)	401	(Won)	28	(Won)	522	(Won)	427	(Won)	(55)

Korea Asset Management Corporation. In December 1997, in response to difficulties faced by Korean financial institutions as a result of the severe economic downturn in Korea, the Korean government authorized KAMCO to purchase from those institutions certain assets (which were primarily classified as substandard or below) at discounted prices. From 1997 through December 31, 2008, we and our predecessor entities sold an aggregate of (Won)9,381 billion of substandard or below loans to KAMCO. In addition, in March 2009, the Korea government announced its plans to provide support to financial institutions and companies in the project finance industry by purchasing, through KAMCO, up to (Won)4.7 trillion of project finance loans designated by the Financial Supervisory Service as “endangered.” See “Item 3D. Risk Factors—Other risks relating to our business—Difficult conditions in the global credit and financial markets could adversely affect our liquidity and performance.”

Pursuant to the terms of certain of these sales, KAMCO can require us to repurchase substandard or below loans we have sold to it in the event that:

•	the underlying documentation of the loan is incomplete;

•	there is a flaw in the perfection of any security interest underlying the loan; or

•	certain litigation regarding the loan is pending.

In addition, we may be required to repurchase any loan relating to a borrower that has applied to a court for reorganization or that is the subject of reorganization proceedings at the time the loan was sold to KAMCO if a court rejects the application for reorganization, disapproves the reorganization plan or fails to approve the reorganization plan within two years of the sale. We may also be required to repurchase a loan if a court determines that the borrower cannot meet the terms of the repayment schedule developed in the reorganization proceeding. The ability of KAMCO to exercise its right to require us to repurchase loans sold is without limit. As of December 31, 2008, the aggregate principal amount of loans subject to these repurchase rights was (Won)7 billion, and we recorded no liability relating to those loans.

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

Allocation of Allowances for Loan Losses

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type:

	As of December 31,
	2004			2005			2006			2007			2008
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	997	55.2%	(Won)	915	60.0%	(Won)	1,084	58.4%	(Won)	1,068	61.5%	(Won)	1,936	65.8%
Lease financing		3	0.2		1	0.1		—	0.0		15	0.9		4	0.1
Trade financing		209	11.5		85	5.6		128	6.9		88	5.1		187	6.4
Other commercial		92	5.1		67	4.4		119	6.4		69	4.0		217	7.4

Total corporate		1,301	72.0		1,068	70.1		1,331	71.7		1,240	71.4		2,344	79.7
Consumer
General purpose household(1)		228	12.6		340	22.3		372	20.1		331	19.1		320	10.9
Mortgage		45	2.5		2	0.1		44	2.4		21	1.2		16	0.5

Total consumer		273	15.1		342	22.4		416	22.5		352	20.3		336	11.4
Credit cards		168	9.3		64	4.2		51	2.7		59	3.4		97	3.3

Total domestic		1,742	24.4		1,474	96.7		1,798	96.9		1,651	95.1		2,777	94.4
Foreign
Corporate
Commercial and industrial		45	2.5		50	3.2		55	2.9		58	3.3		161	5.5
Lease financing		15	0.9		—	—		—	—		—	—		—	—
Trade financing		1	0.1		1	0.1		1	0.1		1	0.1		3	0.1
Other commercial		—	—		—	—		—	—		—	—		—	—

Total corporate		61	3.5		51	3.3		56	3.0		59	3.4		164	5.6
Consumer		3	0.1		—	—		1	0.1		26	1.5		—	—
Total foreign		64	3.6		51	3.3		57	3.1		85	4.9		—	—

Total allowance for loan losses	(Won)	1,806	100.0%	(Won)	1,525	100.0%	(Won)	1,855	100.0%	(Won)	1,736	100.0%	(Won)	2,942	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our allowances for loan losses for the periods indicated:

	Year ended December 31,
	2004		2005		2006		2007		2008
	(in billions of Won)
Balance at the beginning of the period	(Won)	2,834	(Won)	1,806	(Won)	1,525	(Won)	1,855	(Won)	1,736
Provision for credit losses		652		308		509		219		1,608
Allowance relating to credit-related commitments transferred to loans		275		58		15		11		13
Allowance relating to loans acquired in connection with acquisitions of Woori Securities, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea		—		—		0		—		—
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(357)		(173)		(86)		(175)		(186)
Lease financing		(1)		—		0		(2)		(1)
Trade financing		(26)		(34)		(13)		(28)		(24)
Other commercial		(63)		(54)		(9)		(19)		(16)

Total corporate		(447)		(261)		(108)		(224)		(227)
Consumer
General purpose household(1)		(138)		(119)		(64)		(176)		(113)
Mortgage		(2)		(6)		(10)		(10)		(6)

Total consumer		(140)		(125)		(74)		(186)		(119)
Credit cards		(1,051)		(183)		(87)		(83)		(113)
Total domestic		(1,644)		(569)		(269)		(493)		(459)
Foreign		(1)		(3)		(2)		(18)		(19)
Allowance relating to loans sold		(613)		(276)		(90)		—		(40)

Total gross charge-offs		(2,258)		(848)		(361)		(511)		(518)
Recoveries:
Domestic
Corporate
Commercial and industrial		147		78		45		34		14
Lease financing		1		1		0		1		0
Trade financing		1		13		7		9		2
Other commercial		65		18		4		6		1

Total corporate		214		110		56		50		17
Consumer
General purpose household		2		10		34		36		8
Mortgage and home equity		—		—		5		3		1

Total consumer		2		10		39		39		9
Credit cards		99		98		78		66		61

Total domestic		315		218		173		155		87
Foreign		7		4		1		6		1

Total recoveries		322		222		174		161		88

Net charge-offs		(1,936)		(626)		(187)		(350)		(430)
Allowance related to loans transferred to held-for-sale		—		—		0		—		—
Allowance relating to disposal of Woori Securities		—		(15)		0		—		—
Foreign exchange translation effects		(19)		(6)		(7)		1		15

Balance at the end of the period	(Won)	1,806	(Won)	1,525	(Won)	1,855	(Won)	1,736	(Won)	2,942

Ratio of net charge-offs during the period to average loans outstanding during the period(2)		2.16%		0.65%		0.16%		0.24%		0.23%

(1)	Includes home equity loans.
(2)	Includes amounts relating to allowance related to loans transferred to held-for-sale.

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

On September 2, 2008, to support consumer borrowers with low credit scores, the Financial Services Commission established the Credit Rehabilitation Fund to purchase from creditors the loans of such borrowers that are in default and to provide guarantees so that such loans may be refinanced at lower rates. The Credit Rehabilitation Fund provides support to (i) individuals with low credit scores who are in default on loans not exceeding (Won)30 million in principal amount in the aggregate (which requirement will be waived for individuals who are “basic living welfare recipients”) for a period of three months or more and (ii) individuals with low credit scores ranging from category 7 to 10 who are in default on loans not exceeding (Won)30 million in principal amount in the aggregate (which requirement will be waived for individuals who are basic living welfare recipients) and the interest rate of which is 30% or more.

In March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with short-term outstanding debt. The pre-workout program is expected to be in operation from April 2009 to April 2010. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided for retail borrowers with total loans of less than (Won)500 million who are in arrears on their payments for more than 30 days but less than 90 days.

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

Our investments in debt securities include primarily bonds issued by government-related entities, as well as corporate bonds that have been guaranteed by banks (other than merchant banks), government-related funds or privately capitalized funds that we consider to have a low credit risk. As of December 31, 2008, we owned (Won)540 billion of KDIC debentures, which represent 1.0% of our investment securities. See “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

Our securities investments are subject to various guidelines, including limitations prescribed under the Financial Holdings Company Act and the Bank Act. Under these regulations, a financial holding company may not own (i) more than 5% of the total issued and outstanding shares of another finance-related company or (ii) any shares of a non-finance-related company, other than its direct or indirect subsidiaries, although a bank holding company is allowed to own the shares of a non-finance-related company subject to a 5% limit. In addition, each of our subsidiaries must limit its investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and Korean government bonds) to 60% of the sum of its total Tier I and Tier II capital amount (less any capital deductions). Each of our subsidiaries is also generally prohibited from purchasing or retaining permanent ownership interests in equity securities of other banking institutions or acquiring more than 15% of the shares with voting rights issued by any other corporation. Each of our banking subsidiaries and its respective trust accounts are prohibited from acquiring the shares of any of our “major shareholders,” as defined in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Shareholder,” in excess of an amount determined by enforcement decree within a maximum limit of 1% of the sum of our Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity” and “—Restrictions on Shareholdings in Other Companies.”
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

	Equity investment securities that do not have a readily determinable fair value.	Valued at acquisition cost. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Book Value and Market Value

The following table sets out the book value and market value of securities in our portfolio as of the dates indicated:

	As of December 31,
	2006				2007				2008
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Trading securities
Equity securities	(Won)	636	(Won)	636	(Won)	323	(Won)	323	(Won)	224	(Won)	224
Beneficiary certificates		127		127		348		348		124		124
Debt securities
Korean treasury securities and government agency securities		1,592		1,592		2,388		2,388		2,677		2,677
Debt securities issued by financial institutions		666		666		937		937		798		798
Corporate debt securities		3,201		3,201		4,539		4,539		2,887		2,887
Asset backed securities		—		—		1,121		1,121		2,137		2,137

Total—Trading		6,222		6,222		9,656		9,656		8,847		8,847
Available-for-sale securities
Equity securities		1,605		1,605		1,653		1,653		988		988
Beneficiary certificates		781		781		1,186		1,186		1,521		1,521
Debt securities
Korean treasury securities and government agency securities		11,729		11,729		10,553		10,553		8,931		8,931
Debt securities issued by financial institutions		5,675		5,675		5,303		5,303		3,970		3,970
Corporate debt securities		6,868		6,868		6,907		6,907		5,839		5,839
Asset backed securities		1,470		1,470		1,615		1,615		2,087		2,087
Debt securities issued by foreign governments		46		46		18		18		70		70

Total—Available-for-sale		28,174		28,174		27,235		27,235		23,406		23,406
Held-to-maturity securities
Debt securities
Korean treasury securities and government agency securities		7,039		7,022		6,413		6,343		6,977		7,120
Debt securities issued by financial institutions		1,415		1,412		1,585		1,559		2,335		2,341
Corporate debt securities		22		22		56		57		119		116
Asset backed securities		55		57		46		45		81		81
Debt securities issued by foreign governments		83		82		116		116		100		100

Total—Held-to-maturity		8,614		8,595		8,216		8,120		9,612		9,758

Total securities	(Won)	43,010	(Won)	42,991	(Won)	45,107	(Won)	45,011	(Won)	41,865	(Won)	42,011

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2008:

	As of December 31, 2008
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total
	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)
	(in billions of Won)
Trading securities
Korean treasury securities and government agencies	(Won)	2,572	4.92%	(Won)	105	4.81%		—	—		—	—	(Won)	2,677	4.91%
Debt securities issued by financial institutions		799	5.97		—	—		—	—		—	—		799	5.97
Corporate debt securities		170	5.68		2,716	7.17		—	—		—	—		2,886	7.08
Asset backed securities		2,137	6.72		—	—		—	—		—	—		2,137	6.72

Total	(Won)	5,678	5.77%	(Won)	2,821	7.08%		—	—		—	—	(Won)	8,499	6.20%

Available-for-sale securities
Korean treasury securities and government agency	(Won)	8,110	5.07%	(Won)	755	5.55	(Won)	—	—%	(Won)	66	5.28%	(Won)	8,931	5.11%
Debt securities issued by financial institutions		3,370	5.99		592	6.21		7	7.26		—	—		3,969	6.03
Corporate debt securities		4,056	6.24		1,187	7.09		2	4.64		594	6.82		5,839	6.47
Asset backed securities		1,964	5.45		123	10.98		—	—		—	—		2,087	5.77
Debt securities issued by foreign governments		70	1.65		—	—		—	—		—	—		70	1.65

Total	(Won)	17,570	5.54%	(Won)	2,657	6.64%	(Won)	9	6.70%	(Won)	660	6.66%	(Won)	20,896	5.72%

Held-to-maturity securities
Korean treasury securities and government agencies	(Won)	6,145	4.95%	(Won)	788	4.57%	(Won)	35	5.61%	(Won)	9	4.90%	(Won)	6,977	4.91%
Debt securities issued by financial institutions		1,370	5.57		930	5.97		—	—		35	7.33		2,335	5.75
Corporate debt securities		99	3.42		20	4.86		—	0.00		—	0.00		119	3.66
Asset backed securities		27	4.51		54	5.34		—	0.00		—	—		81	5.06
Debt securities issued by foreign governments		100	0.36		—	—		—	0.00		—	—		100	0.36

Total	(Won)	7,741	4.98%	(Won)	1,792	5.33%	(Won)	35	5.61%	(Won)	44	6.83%	(Won)	9,612	5.05%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities).

Risk Concentrations

As of December 31, 2008, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity at such date. As of December 31, 2008, our stockholders’ equity was (Won)11,864 billion.

	As of December 31, 2008
	Book Value		Market Value
	(in billions of Won)
Name of issuer:
The Bank of Korea	(Won)	8,430	(Won)	8,533
Korean government		7,066		7,093

Total	(Won)	15,496	(Won)	15,626

The Bank of Korea is a Korean government entity.

Funding

We fund our lending and other activities using various sources, both domestic and foreign. Our primary funding strategy is to maintain stable and low-cost funding. We have in the past achieved this in part by increasing the average balances of low-cost customer deposits, in particular demand deposits and savings deposits.

Customer deposits are our principal funding source. Customer deposits accounted for 72.0% of our total funding as of December 31, 2006, 70.1% of our total funding as of December 31, 2007 and 70.8% of funding as of December 31, 2008.

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

As of December 31, 2008, approximately 94.4% of our total funding was denominated in Won.

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

	For the year ended December 31,
	2006			2007			2008
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(in billions of Won)
Demand deposits:
Non-interest-bearing	(Won)	3,513	—	(Won)	4,168	—	(Won)	6,132	—
Interest-bearing		24,248	0.23%		24,912	0.27%		25,125	0.30%
Time deposits
Certificates		10,525	4.64		19,618	5.06		21,808	6.28
Other time deposits		61,814	4.16		76,989	4.55		92,498	5.26
Savings deposits		10,900	3.37		11,306	3.06		15,850	3.73
Mutual installment deposits(2)		596	3.65		455	3.59		344	3.88

Average total deposits	(Won)	111,596	3.24	(Won)	137,899	3.70	(Won)	161,757	4.44

(1)	Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.
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

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2008, the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had fixed maturities in excess of (Won)100 million:

	As of December 31, 2008
	Certificates of Deposit		Other Time Deposits		Mutual Installment Deposits		Total
	(in billions of Won)
Maturing within three months	(Won)	7,767	(Won)	66,533	(Won)	22	(Won)	74,322
After three but within six months		4,370		13,830		19		18,219
After six but within 12 months		5,947		40,659		22		46,627
After 12 months		449		6,035		39		6,523

Total	(Won)	18,533	(Won)	127,058	(Won)	102	(Won)	145,693

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt as of December 31, 2008 was as follows:

	Amount
	(in billions of Won)
Due in 2009		10,662
Due in 2010		12,872
Due in 2011		4,771
Due in 2012		4,526
Due in 2013		2,285
Thereafter		9,389

Gross long-term debt		44,505
Less: discount		35

Total long-term debt, net	(Won)	44,470

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less:

	As of and for the year ended December 31,
	2006		2007		2008
	(in billions of Won)
Call money
Year-end balance	(Won)	2,270	(Won)	3,008	(Won)	2,960
Average balance(1)		1,703		1,965		3,779
Maximum balance		3,190		3,008		4,271
Average interest rate(2)		4.15%		4.90%		3.63%
Year-end interest rate		0.74%~5.50%		0.74%~7.07%		0.35%~3.08%
Borrowings from the Bank of Korea(3)
Year-end balance	(Won)	1,363	(Won)	932	(Won)	1,183
Average balance(1)		1,369		1,035		943
Maximum balance		1,557		1,149		1,183
Average interest rate(2)		2.46%		2.94%		3.01%
Year-end interest rate		2.75%		3.25%		1.75%
Other short-term borrowings(4)
Year-end balance	(Won)	10,662	(Won)	13,000	(Won)	17,276
Average balance(1)		9,582		13,124		13,145
Maximum balance		12,939		14,398		22,549
Average interest rate(2)		4.38%		4.52%		5.31%
Year-end interest rate		0.00%~10.30%		0.00%~10.50%		1.27%~10.50%

(1)	Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
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

See Note 18 of the notes to our consolidated financial statements for a summary of our secured borrowings and relevant collateral as of December 31, 2006, 2007 and 2008.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act (Law No. 6274, October 23, 2000), last amended on February 3, 2009, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

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

Liquidity

All financial holding companies are required to match the maturities of their assets and liabilities on a non-consolidated basis in accordance with the Financial Holding Company Act in order to ensure liquidity. Financial holding companies must:

•

maintain a Won liquidity ratio (defined as Won assets due within one month, including marketable securities, divided by Won liabilities due within one month) of not less than 100% on a non-consolidated basis;

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

•	make monthly reports regarding their Won liquidity and quarterly reports regarding their foreign currency liquidity to the Financial Supervisory Service.

A financial holding company may not invest in securities (other than those securities issued by its direct and indirect subsidiaries) in excess of the amount of its shareholders’ equity less the total amount of investment in subsidiaries, subject to certain exceptions.

Financial Exposure to Any Individual Customer and Major Shareholder

Subject to certain exceptions, the aggregate credit (as defined in the Financial Holding Company Act, the Bank Act and the Financial Investment Services and Capital Markets Act, respectively) of a financial holding company and its direct and indirect subsidiaries that are banks, merchant banks or financial investment companies with a dealing and/or brokerage license (which we refer to as “Financial Holding Company Total Credit”) to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act will not be permitted to exceed 25% of equity capital (as defined below).

“Equity capital” is defined as the sum of:

(1) in case of a financial holding company, net assets (which is total assets less total liabilities) on balance sheet as of the end of the most recent quarter; and

(2) in case of a direct or indirect subsidiary of a financial holding company that is:

(i) a bank, the capital amount as defined in Article 2(1), Item 5 of the Bank Act;

(ii) a merchant bank, the capital amount as defined in Article 342(1) of the Financial Investment Services and Capital Markets Act; and

(iii) a financial investment company with a dealing and/or brokerage license, total assets less total liabilities on that company’s balance sheet as of the end of the most recent financial year and adjusted as determined by the Financial Services Commission (for example, by including any increase or decrease of paid-in capital after the end of the most recent financial year);

less the sum of:

(1) the amount of shares of direct and indirect subsidiaries held by the financial holding company;

(2) the amount of shares that are cross-held by each direct and indirect subsidiary that is a bank, merchant bank or financial investment company with a dealing and/or brokerage license; and

(3) the amount of shares of a financial holding company held by such direct and indirect subsidiaries that are banks, merchant banks or financial investment companies with a dealing and/or brokerage license.

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

Further, the total sum of credits (as defined in the Financial Holding Company Act, the Bank Act and the Financial Investment Services and Capital Markets Act, respectively) of a bank holding company controlling banks and its direct and indirect subsidiaries that are banks, merchant banks or financial investment companies with a dealing and/or brokerage license as applicable (“Bank Holding Company Total Credit”) extended to a “major shareholder” (as defined below) (together with the persons who have a special relationship with that major shareholder) will not be permitted to exceed the lesser of (x) 25% of the equity capital and (y) the amount of the equity capital of the bank holding company multiplied by the shareholding ratio of the major shareholder, except for certain cases.

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

Restrictions on Transactions Among Direct and Indirect Subsidiaries and Financial Holding Company

Generally, a direct or indirect subsidiary of a financial holding company may not extend credits (excluding the amount of corporate credit card payments issued by a direct or indirect subsidiary of a financial holding company that is engaged in the banking business) to that financial holding company. In addition, a direct or indirect subsidiary of a financial holding company that is engaged in the banking, merchant banking or dealing and/or brokerage business may not extend credits (excluding the amount of corporate credit card payments issued by a direct or indirect subsidiary of a financial holding company that is engaged in the banking business) to other direct or indirect subsidiaries of the financial holding company in excess of 10% of its capital amount on an individual basis or to those subsidiaries in excess of 20% of its capital amount on an aggregate basis. The subsidiary extending the credit must also obtain adequate collateral from the other subsidiaries unless the credit is otherwise approved by the Financial Services Commission.

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

(2) fund raising by the financial holding company and its direct and indirect subsidiaries and the appropriation of such funds;

(3) any sanctions levied on the financial holding company and its direct and indirect subsidiaries under the Financial Holding Company Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry; and

(4) occurrence of any non-performing assets or financial incident that may have a material adverse effect, or any other event as prescribed in the applicable regulations.

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

•

certain financial institutions whose business is related to the business of the direct subsidiary as described by the Enforcement Decree of the Financial Holding Company Act (for example, a bank subsidiary may control only credit information companies, credit card companies and financial investment companies with a dealing, brokerage, collective investment, investment advice, discretionary investment management and/or trust license);

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

Sharing of Customer Information among Financial Holding Company and its Subsidiaries

Under the Act on Use and Protection of Credit Information, any individual customer’s credit information must be disclosed or otherwise used by financial institutions only to determine, establish or maintain existing commercial transactions with them and only after obtaining written consent to use that information. Under the Financial Holding Company Act, a financial holding company and its direct and indirect subsidiaries, however, may share certain credit information of individual customers among themselves for business purposes without the customers’ written consent. In addition, a subsidiary financial investment company with a dealing and/or brokerage license of a financial holding company may provide that financial holding company and its other direct and indirect subsidiaries information relating to the aggregate amount of cash or securities that a customer of the financial investment company with a dealing and/or brokerage license has deposited for business purposes.

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

Under the Bank Act, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of, among others, shareholders’ equity, capital surplus, retained earnings and hybrid Tier I capital instruments. Tier II capital (supplementary capital) consists of, among others, revaluation reserves, gains on valuation of investment securities (up to certain limits), allowance for loan losses set aside for loans classified as normal or precautionary (up to certain limits), perpetual subordinated debt, cumulative preferred shares (with redemption rights after the fifth anniversary of their date of issuance) and certain other subordinated debt.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These standards were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. All domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%.

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

See “—Recent Regulations Relating to Retail Household Loans” and “—Credit Card Business.”

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Bank Act. Banks may not invest an amount exceeding 60% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a maturity of over three years. This stipulation does not apply to Korean government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea. The Financial Services Commission also requires each Korean bank to:

•

maintain a Won liquidity ratio (defined as Won assets due within one month, including marketable securities, divided by Won liabilities due within one month) of not less than 100% and to make monthly reports to the Financial Supervisory Service;

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

For foreign currency deposit liabilities, a 2% minimum reserve ratio is applied to time deposits with a maturity of one month or longer, certificates of deposit with a maturity of 30 days or longer and savings deposits with a maturity of six months or longer and a 7% minimum reserve ratio is applied to demand deposits and other deposits. A 1% minimum reserve ratio applies to offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

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

Disclosure of Management Performance

For the purpose of protecting depositors and investors in commercial banks, the Financial Services Commission requires commercial banks to publicly disclose certain material matters, including:

•	financial condition and profit and loss of the bank and its direct and indirect subsidiaries;

•	fund raising by the bank and the appropriation of such funds;

•	any sanctions levied on the bank under the Bank Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry; and

•

except as may otherwise have been disclosed by a bank or its financial holding company listed on the KRX KOSPI Market in accordance with the Regulations on Securities Issuance and Disclosure, occurrence of any of the following events listed below or any other event as prescribed by the applicable regulations:

(i)	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to that borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits), unless the loan exposure to that group is not more than (Won)4 billion;

(ii)	the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than (Won)1 billion as a result of that financial incident, or the governor of the Financial Supervisory Service has made a public announcement regarding the incident; and

(iii)	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the loss is not more than (Won)1 billion.

Restrictions on Lending

Pursuant to the Bank Act, commercial banks may not provide:

•	loans for the purpose of speculation in commodities or securities;

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

•

as to loans secured by collateral of housing located outside of Seoul, Incheon and Gyeong-gi province, which housing was offered for sale on or before June 10, 2008 and with respect to which a sale contract is executed and earnest money deposit paid during the period between June 11, 2008 and June 30, 2009, the loan-to-value ratio should not exceed 70%;

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

Laws and Regulations Governing Other Business Activities

A bank must register with the Ministry of Strategy and Finance to enter the foreign exchange business, which is governed by the Foreign Exchange Transaction Law. A bank must obtain the permission of the Financial Services Commission to enter the securities business, which is governed by regulations under the Financial Investment Services and Capital Markets Act. Under these laws, a bank may engage in the foreign exchange business, securities repurchase business, governmental/public bond underwriting business and governmental bond dealing business.

Trust Business

A bank must obtain approval from the Financial Services Commission to engage in trust businesses. The Trust Act and the Financial Investment Services and Capital Markets Act govern the trust activities of banks, and they are subject to various legal and accounting procedures and requirements, including the following:

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

Under the Financial Investment Services and Capital Markets Act, which became effective in February 2009, a bank with a trust business license is permitted to offer both specified money trust account products and unspecified money trust account products. Previously, banks were not permitted to offer unspecified money trust account products pursuant to the Indirect Investment Asset Management Act, which is no longer in effect following the effectiveness of the Financial Investment Services and Capital Markets Act.

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

Regulations on Class Actions Regarding Securities

The Law on Class Actions Regarding Securities was enacted as of January 20, 2004, last amended on August 3, 2008. The Law on Class Actions Regarding Securities governs class actions suits instituted by one or more representative plaintiff(s) on behalf of 50 or more persons who claim to have been damaged in a capital markets transaction involving securities issued by a listed company in Korea.

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

Principal Regulations Applicable to Financial Investment Companies with a Dealing and/or Brokerage License

General

Beginning in February 2009, the Financial Investment Services and Capital Markets Act regulates and governs the financial investment business, including the brokerage business. The entities that regulate and supervise financial investment companies with a dealing and/or brokerage license are the Financial Services Commission, the Financial Supervisory Service and the Securities and Futures Commission.

Under the Financial Investment Services and Capital Markets Act, a company must obtain a license from the Financial Services Commission to commence a financial investment business such as a brokerage business, a dealing business or an underwriting business. A financial investment company with a dealing and/or brokerage license may also engage in certain businesses ancillary to that business without obtaining any separate license and certain other businesses if it obtains separate licenses from the Financial Services Commission. A financial investment company must also obtain approval from the Financial Services Commission to merge with any other entity or transfer all or a part of its business.

If the Financial Services Commission deems a financial investment company’s financial condition to be unsound or if a financial investment company fails to meet the applicable “net operating equity ratio” (as defined below), the Financial Services Commission may order the financial investment company to:

•	increase or reduce its capital;

•	cancel or consolidate its stock:

•	transfer all or part of its business;

•	close branch offices;

•	merge with another financial institution;

•	suspend a part or all of its business operations; or

•	assign contractual rights and obligations relating to its financial transactions.

Regulations on Financial Soundness

The Financial Services Commission regulations require that the financial soundness of a financial investment company be assessed in accordance with its net operating equity ratio, which is calculated as follows and expressed as a percentage:

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

Net operating equity = net assets (total assets – total liabilities) – total deductible items + total creditable items

Total risk = market risk + credit risk + operational risk

The regulations require that financial investment companies maintain their net operating equity ratio at a level equal to or higher than 150%.

Other Provisions on Financial Soundness

The Financial Investment Services and Capital Markets Act, the Enforcement Decree of the Financial Investment Services and Capital Markets Act and Financial Services Commission regulations also include provisions designed to regulate certain types of activities relating to the management of the assets of a financial investment company. These provisions include:

•

restrictions on the holdings by a financial investment company with a dealing and/or brokerage license of securities issued by another company which is the largest shareholder or the major shareholder (each as defined under the Financial Investment Services and Capital Markets Act) of that financial investment company;

•	restrictions on providing money or credit to the largest shareholder, major shareholder, officers and related persons of the financial investment company; and

•

special provisions concerning payment guarantees by a financial investment company with a dealing and/or brokerage license. For instance, a financial investment company with a dealing and/or brokerage license may not provide payment guarantees for major shareholders (as defined in the Financial Investment Services and Capital Markets Act) other than its overseas subsidiaries or provide new guarantees for corporate bonds, other than, subject to certain restrictions, roll-over guarantees in connection with the repayment of bonds previously guaranteed by it.

Business Conduct Rules

Effective from August 2001, the Financial Services Commission adopted “business conduct rules” applicable to financial investment companies. These rules impose greater responsibilities on financial investment companies, strictly banning certain unfair practices and ensuring that the potential investors solicited by financial investment companies are suitable.

Disclosure and Reports

Pursuant to the Financial Investment Services and Capital Markets Act, a financial investment company with a dealing and/or brokerage license is required to disclose certain material matters, including:

•	its financial condition, including profit and loss;

•	any sanctions levied on it under the Financial Investment Services and Capital Markets Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry; and

•	the occurrence of any matters which may have a material adverse effect on its operation or management.

A financial investment company must submit a report on its financial results to the Financial Services Commission within 45 days from the end of each quarter.

Financial Investment Services and Capital Markets Act

General

In July 2007, the National Assembly of Korea passed the Financial Investment Services and Capital Markets Act, a new law intended to enhance the integration of the Korean capital markets and financial investment products industry. The Financial Investment Services and Capital Markets Act became effective as of February 4, 2009

Consolidation of Capital Markets-Related Laws

Prior to the effectiveness of the Financial Investment Services and Capital Markets Act, different laws regulated different types of financial institutions. By applying a uniform set of rules to the same financial business having the same economic function, the Financial Investment Services and Capital Markets Act aims to address the issues caused by the previous regulatory system under which the same economic function relating to capital markets-related businesses was governed by multiple regulations. The Financial Investment Services and Capital Markets Act categorizes financial investment businesses into six different functions:

•	dealing, trading and underwriting of “financial investment products” (as defined below);

•	brokerage of financial investment products;

•	establishment of collective investment schemes and the management thereof;

•	investment advice;

•	discretionary investment management; and

•	trusts (together with the five businesses set forth above, the “Financial Investment Businesses”).

Accordingly, all financial businesses relating to financial investment products have been reclassified as one or more of the financial investment businesses listed above, and financial institutions are subject to the regulations applicable to their relevant financial investment businesses, regardless of the type of the financial institution it may be. For example, under the Financial Investment Services and Capital Markets Act, derivative businesses conducted by former securities companies and future companies will be subject to the same regulations.

Banking and insurance businesses are not subject to the Financial Investment Services and Capital Markets Act and will continue to be regulated under separate laws. However, they may become subject to the Financial Investment Services and Capital Markets Act if their activities involve any financial investment businesses requiring a license pursuant to the Financial Investment Services and Capital Markets Act.

Comprehensive Definition of Financial Investment Products

In an effort to encompass the various types of securities and derivative products available in the capital markets, the Financial Investment Services and Capital Markets Act sets forth a comprehensive term “financial investment products,” defined to mean all financial products carrying a risk of loss of the invested amount. Financial investment products are classified into two major categories: (i) “securities” (financial investment products in which the risk of loss is limited to the invested amount) and (ii) “derivatives” (financial investment products in which the risk of loss may exceed the invested amount). As a result of the general and broad definition of financial investment products, a variety of financial products may be defined as a financial investment product, which would enable Financial Investment Companies (defined below) to handle a broader range of financial products. Under the Financial Investment Services and Capital Markets Act, entities formerly licensed as securities companies, asset management companies, future companies and other entities engaging in any Financial Investment Business are classified as “Financial Investment Companies.”

New License System and the Conversion of Existing Licenses

Under the Financial Investment Services and Capital Markets Act, Financial Investment Companies are able to choose the type of Financial Investment Business in which to engage (through a “check the box” method set forth in the relevant license application), by specifying the desired (i) financial investment business, (ii) financial investment product and (iii) target customers to which financial investment products may be sold or distributed (that is, general investors or professional investors). Licenses will be issued under the specific business sub-categories described in the foregoing sentence. For example, it would be possible for a Financial Investment Company to obtain a license to engage in the financial investment business of (i) dealing (ii) over the counter derivatives products or (iii) only with sophisticated investors.

Financial institution that engage in business activities constituting a financial investment business are required to take certain steps, such as renewal of their license or registration, in order to continue engaging in such business activities. Financial institutions that are not licensed Financial Investment Companies are not permitted to engage in any Financial Investment Business, subject to the following exceptions: (i) banks and insurance companies are permitted to engage in certain categories of Financial Investment Businesses for a period not exceeding six months commencing on the effective date of the Financial Investment Services and Capital Markets Act; and (ii) other financial institutions that engaged in any Financial Investment Business prior to the effective date of the Financial Investment Services and Capital Markets Act (whether in the form of a concurrent business or an incidental business) are permitted to continue such Financial Investment Business for a period not exceeding six months commencing on the effective date of the Financial Investment Services and Capital Markets Act.

Expanded Business Scope of Financial Investment Companies

Under the previous regulatory regime in Korea, it was difficult for a financial institution to explore a new line of business or expand upon its existing line of business. For example, previously a financial institution licensed as a securities company generally was not permitted to engage in the asset management business. In contrast, under the Financial Investment Services and Capital Markets Act, pursuant to the integration of its current businesses involving financial investment products into a single Financial Investment Business, a licensed Financial Investment Company is permitted to engage in all types of Financial Investment Businesses, subject to satisfying relevant regulations (for example, maintaining an adequate “Chinese Wall,” to the extent required). As to incidental businesses (that is, a financial related business which is not a Financial Investment Business), the Financial Investment Services and Capital Markets Act generally allows a Financial Investment Company to freely engage in such incidental businesses by shifting away from the previous positive-list system towards a more comprehensive system. In addition, a Financial Investment Company is permitted to (i) outsource marketing activities by contracting “introducing brokers” that are individuals but not employees of the Financial Investment Company, (ii) engage in foreign exchange business related to their Financial Investment Business and (iii) participate in the settlement network, pursuant to an agreement among the settlement network participants.

Improvement in Investor Protection Mechanism

While the Financial Investment Services and Capital Markets Act widens the scope of financial businesses in which financial institutions are permitted to engage, a more rigorous investor-protection mechanism is also imposed upon Financial Investment Companies dealing in financial investment products. The Financial Investment Services and Capital Markets Act distinguishes general investors from sophisticated investors and provides new or enhanced protections to general investors. For instance, the Financial Investment Services and Capital Markets Act expressly provides for a strict know-your-customer rule for general investors and imposes an obligation that Financial Investment Companies should market financial investment products suitable to each general investor, using written explanatory materials. Under the Financial Investment Services and Capital Markets Act, a Financial Investment Company could be liable if a general investor proves (i) damage or losses relating to such general investor’s investment in financial investment products solicited by such Financial Investment Company and (ii) absence of the requisite written explanatory materials, without having to prove fault or causation. With respect to any conflicts of interest between Financial Investment Companies and investors, the Financial Investment Services and Capital Markets Act expressly requires (i) disclosure of any conflict of interest to investors and (ii) mitigation of conflicts of interest to a comfortable level or abstention from the relevant transaction.

Other Changes to Securities / Fund Regulations

The Financial Investment Services and Capital Markets Act changed various securities regulations including those relating to public disclosure, insider trading and proxy contests, which were previously governed by the Securities and Exchange Act. For example, the 5% and 10% reporting obligations under the Securities and Exchange Act have become more stringent. The Indirect Investment and Asset Management Business Act strictly limited the kind of vehicles that could be utilized under a collective investment scheme, restricting the range of vehicles to trusts and corporations, and the type of funds that can be used for investments. However, under the Financial Investment Services and Capital Markets Act, these restrictions have been significantly liberalized, permitting all vehicles that may be created under Korean law, such as limited liability companies or partnerships, to be used for the purpose of collective investments and investment funds to be more flexible as to their investments.

Item 4C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

(1)	Woori Investment & Securities is accounted for as an equity method investee under U.S. GAAP.
(2)

Woori Aviva Life Insurance, in which we acquired a 51.0% interest in April 2008 and in respect of which we entered into a joint venture agreement with Aviva International Holdings Limited, is accounted for as an equity method investee under U.S. GAAP.

Our largest subsidiary is Woori Bank, the assets of which represented approximately 80.4% of our total assets as of December 31, 2008. The following table identifies each of our major subsidiaries and their contributions to our total assets and net income as of and for the year ended December 31, 2008 (after allocating eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system for assets and net income in proportion to total assets and absolute net income, respectively):

	As of or for the year ended December 31, 2008
	Total Assets(1)			Net Income(2)
	Amount		% of Total
	(in billions of Won, except percentages)
Subsidiary
Woori Bank	(Won)	217,459	80.2%	(Won)	21
Kyongnam Bank		19,521	7.2		39
Kwangju Bank		14,819	5.5		15
Others		19,346	7.1		75

Total	(Won)	271,145	100.0%	(Won)	150

(1)

After allocating eliminations of (Won)16,366 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of segment assets before eliminations to total assets before eliminations. See Note 39 of the notes to our consolidated financial statements.

(2)

After allocating a loss of (Won)619 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of absolute segment net income to the sum of the absolute net income of all segments. See Note 39 of the notes to our consolidated financial statements.

The following is a summary of the activities of our principal subsidiaries:

Woori Bank

Established in December 1998, Woori Bank (formerly known as Hanvit Bank) was formed as a result of the merger of two nationwide commercial banks, the Commercial Bank of Korea (established in 1899) and Hanil Bank (established in 1932). Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. As of December 31, 2008, Woori Bank was the second-largest commercial bank in Korea based upon total assets (including loans) and deposits. As of December 31, 2008, Woori Bank had more than 15 million customers, with 896 branches nationwide.

Kyongnam Bank

Established in April 1970, Kyongnam Bank is a regional commercial bank that provides financial services in Masan and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2008, Kyongnam Bank had approximately 2 million customers, with 152 branches throughout southeastern Korea and Seoul.

Kwangju Bank

Established in September 1968, Kwangju Bank is a regional commercial bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering various deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers. As of December 31, 2008, Kwangju Bank had approximately 2 million customers, with 128 branches throughout southwestern Korea and four branches in Seoul.

Other Subsidiaries

The following table provides summary Korean GAAP information regarding our other significant consolidated subsidiaries (other than special purpose companies) as of or for the year ended December 31, 2008:

Subsidiary	Percentage of Ownership(1)	Total Assets	Stockholders’ Equity	Operating Revenue	Net Income
	(in millions of Won)
Woori Credit Suisse Asset Management Co., Ltd.	70%	79,690	58,994	44,269	707
Woori Private Equity Co., Ltd.	100%	1,519,475	269,167	230,145	1,093
Woori F&I Co., Ltd.	100%	396,992	162,689	66,079	22,892
Woori Finance Information System Co., Ltd.	100%	238,481	9,952	270,395	2,420
Woori Financial Co., Ltd.(2)	51.4%	1,802,189	184,728	237,064	12,503

(1)	Including both direct and indirect ownership.
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

As of December 31, 2008, we had a network of 1,180 banking branches in Korea. With respect to Woori Bank, approximately 258 of its branches are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Singapore, Russia and Indonesia and branches, agencies and representative offices in Asia, the United States and Europe. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us at December 31, 2008 was (Won)2,454 billion.

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

In June 2004, we acquired the 39.7% minority interest in Woori Securities that we did not own, and issued 8,571,262 new shares of our common stock valued at (Won)56 billion as the purchase price. The acquisition was accounted for under the purchase method of accounting. In connection with this acquisition, we recognized (Won)63 billion of extraordinary gain, which represented the excess of the fair value of the net assets acquired over the purchase consideration after allocations. In January 2005, we reduced the capital of Woori Securities by 42.5% or (Won)154 billion in anticipation of its planned merger with LGIS. In March 2005, we merged Woori Securities into LGIS, and renamed the surviving entity Woori Investment & Securities, which became an equity method investee. We currently own a 35.0% voting interest in Woori Investment & Securities. As of December 31, 2008, Woori Investment & Securities had consolidated total assets of (Won)17,710 billion, consolidated total liabilities of (Won)15,200 billion and consolidated total shareholders’ equity of (Won)2,510 billion, on a Korean GAAP basis. For the year ended December 31, 2008, Woori Investment & Securities generated consolidated revenues of (Won)6,738 billion and consolidated net income of (Won)201 billion, on a Korean GAAP basis.

In September 2007, we acquired a 51.4% interest in Hanmi Capital from MBK Partners for approximately (Won)271 billion. We renamed the entity Woori Financial, which became a consolidated subsidiary. In connection with this acquisition, we recognized (Won)182 billion of goodwill and (Won)11 billion of customer relationship intangibles.

In April 2008, we acquired a 51.0% interest in LIG Life Insurance from LIG Insurance, Co., Ltd. and other selling shareholders for approximately (Won)76 billion. In connection with this acquisition, we entered into a joint venture agreement with Aviva International Holdings Limited. Aviva International Holdings Limited and we collectively hold a 91.7% interest in LIG Life Insurance, which was subsequently renamed Woori Aviva Life Insurance. We account for Woori Aviva Life Insurance as an equity method investee under U.S. GAAP.

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and deteriorating economic conditions in Korea and globally since the second half of 2008, have led to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2008, on a Korean GAAP basis, we recorded charge-offs of (Won)253 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of (Won)157 billion in 2007. In light of the difficult financial conditions and liquidity positions of small- and medium-sized enterprises in Korea, the Korean government has recently introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, credit card companies, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. The rapid growth in consumer credit, together with deteriorating economic conditions since the second half of 2008, have led to increasing delinquencies, loan loss provisions, non-performing loans and charge-offs. In 2008, we recorded charge-offs of (Won)119 billion and provisions of (Won)34 billion in respect of our consumer loan portfolio, compared to charge-offs of (Won)186 billion and provisions of (Won)133 billion in 2007. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global credit and financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions, including the bankruptcy filing of Lehman Brothers Holdings Inc., the acquisition of Merrill Lynch & Co., Inc. by the Bank of American Corp., the acquisition of Wachovia Corporation by Wells Fargo & Co., U.S. federal government conservatorship of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association and Washington Mutual, Inc. and the U.S. federal government’s loans to American International Group Inc. in exchange for an equity interest. We did not have material exposures to these distressed financial institutions as of December 31, 2008. These developments have resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global credit and financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. For example, in Korea, the government has implemented or announced, among other things, the following measures:

•

In October 2008, the Korean government implemented a guarantee program to guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches between October 20, 2008 and June 30, 2009, which was subsequently extended to December 31, 2009, up to an aggregate amount of US$100 billion, for a period of five years from the date such debt was incurred.

•

In October 2008, the Bank of Korea established a temporary reciprocal currency swap arrangement with the Federal Reserve Board of the United States for up to US$30 billion, originally effective until April 30, 2009 and subsequently extended to October 30, 2009. The Bank of Korea has been providing U.S. dollar liquidity, through competitive auction facilities, to financial institutions established in Korea, including us, using funds from the swap line. Between October 23, 2008 and April 30, 2009, we received an aggregate of US$4.2 billion from the swap line.

•

In November 2008, the Korean government announced that it would seek to provide economic stimulus by expanding government expenditure and reducing tax, as well as loosening restrictions on real estate development and transactions.

•

In December 2008, the Korean government established a (Won)10 trillion bond market stabilization fund to purchase financial and corporate bonds and debentures in order to provide liquidity to companies and financial institutions. As of May 31, 2009, we had contributed (Won)508 billion to the fund.

•

In December 2008, the Bank of Korea agreed with the People’s Bank of China to establish a bilateral currency swap arrangement for up to (Won)38 trillion, effective for three years, and agreed with the Bank of Japan to increase the maximum amount of their bilateral swap arrangement from US$3 billion to US$20 billion, originally effective until April 30, 2009, and subsequently extended to October 30, 2009.

•	In December 2008, the Korean government announced that it would purchase non-performing loans held by savings banks, through KAMCO.

•

In December 2008, the Bank of Korea decided to make a one-time interest payment of (Won)500 billion in the aggregate to Korean banks with respect to their required reserve deposits with the Bank of Korea, which typically does not pay interest, in order to provide increased liquidity to such banks. Our banking subsidiaries received (Won)88 billion of such interest from the Bank of Korea.

•

In March 2009, the Korean government established a (Won)20 trillion bank recapitalization fund to provide additional capital to Korean banks by purchasing their preferred shares, Tier I securities and/or subordinated debt. Of the (Won)20 trillion to be made available by the fund, (Won)12 trillion will initially be made available to 14 Korean banks. In February 2009, the government received applications for use of the bank recapitalization fund from 14 banks, including our banking subsidiaries. Woori Bank, Kyongnam Bank and Kwangju Bank each applied to receive up to (Won)2.0 trillion, (Won)0.2 trillion and (Won)0.2 trillion, respectively, from the fund. In March 2009, we received an aggregate of (Won)1.7 trillion of capital from the fund, in the form of purchases by the fund of (Won)1 trillion of hybrid Tier I securities of Woori Bank, (Won)0.2 trillion of hybrid Tier I securities and subordinated debt securities of Kyongnam Bank, (Won)0.2 trillion of hybrid Tier I securities and subordinated debt securities of Kwangju Bank and (Won)0.3 trillion of our subordinated debt securities. We used the proceeds from the sale of our subordinated debt securities to purchase additional common stock of Woori Bank.

•

In March 2009, the Korean government announced its plans to provide support to financial institutions and companies in the project finance industry by purchasing, through KAMCO, up to (Won)4.7 trillion of project finance loans designated by the Financial Supervisory Service as “endangered.”

•

From the fourth quarter of 2008 to the first quarter of 2009, the Bank of Korea decreased the policy rate by a total of 3.25% in order to address financial market instability and to help combat the slowdown of the domestic economy.

However, the overall impact of these and other measures is uncertain, and they may not have the intended stabilizing effects.

We are exposed to adverse developments in the U.S. mortgage market through our holdings of collateralized debt obligations related to U.S. mortgage loans. As of December 31, 2008, we held, through Woori Bank, approximately (Won)1,275 billion in face value of collateralized debt obligations. We recognized impairment losses of (Won)506 billion in 2007 and (Won)332 billion in 2008 with respect to our holdings of collateralized debt obligations. We are also exposed to adverse developments in the U.S. and global credit markets through our holdings of derivatives. As of December 31, 2008, our total exposure under credit derivatives outstanding was approximately (Won)930 billion (including (Won)364 billion of credit derivatives relating to Korean companies), principally through credit default swaps and total return swaps held by Woori Bank. We recognized losses on valuation of our credit derivatives amounting to (Won)130 billion in 2007 and (Won)370 billion in 2008. Continued adverse conditions in the U.S. sub-prime mortgage and U.S. and global credit markets could result in additional losses on collateralized debt obligations as well as credit derivatives held by us.

More generally, we are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities. As liquidity and credit concerns and volatility in the global financial markets increased significantly in the second half of 2008 and into 2009, the value of the Won relative to the U.S. dollar has depreciated at an accelerated rate. See “Item 3A. Selected Financial Data—Exchange Rates.” Such depreciation of the Won has increased our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been a significant overall decline and continuing volatility in securities prices, including the stock prices of Korean companies, which have resulted and may continue to result in trading and valuation losses on our trading and investment securities portfolio. For example, as of December 31, 2008, we recorded (Won)61 billion of net unrealized holding losses on our investment securities (prior to reclassification adjustments) compared to (Won)298 billion of net unrealized holding gains on such securities (prior to reclassification adjustments) as of December 31, 2007, principally as a result of the decline in the market value of equity securities in our available-for-sale securities portfolio. Such unrealized losses in turn led to a decrease in our accumulated other comprehensive income, net of tax (which is recorded as part of our stockholders’ equity) from (Won)670 billion as of December 31, 2007 to (Won)529 billion as of December 31, 2008. In the event that we dispose of such equity securities at a time when their market values have not fully recovered, we may realize some or all of such unrealized losses.

In addition, recent increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically that have led many lenders and institutional investors to reduce or cease funding to borrowers, have adversely affected our ability to borrow, particularly with respect to foreign currency funding, which may negatively impact our liquidity and performance. In the event that the current difficult conditions in the global credit markets continue, we may be forced to fund our operations at a higher cost or we may be unable to raise as much funding as we need to support our lending and other activities. This could cause us to curtail our business activities and could increase our cost of funding, both of which may reduce our profitability. See “Item 3D. Risk Factors—Other risks relating to our business—Difficult conditions in the global credit and financial markets could adversely affect our liquidity and performance.”

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations and tensions with North Korea, the economic outlook for the financial services sector in Korea in 2009 and for the foreseeable future remains uncertain.

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

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements. Kyongnam Bank and Kwangju Bank have chosen to use a standardized approach. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

Changes in Securities Values, Exchange Rates and Interest Rates

Fluctuations of exchange rates, interest rates and stock prices affect, among other things, the demand for our products and services, the value of and rate of return on our assets, the availability and cost of funding and the financial condition of our customers. The following table shows, for the dates indicated, the stock price index of all equities listed on the KRX KOSPI Market as published in the KOSPI, the Won to U.S. dollar exchange rates and benchmark Won borrowing interest rates.

	Dec. 31, 2004		June 30, 2005		Dec. 31, 2005		June 30, 2006		Dec. 31, 2006		June 30, 2007		Dec. 31, 2007		June 30, 2008		Dec. 31, 2008
KOSPI		895.92		1,008.16		1,379.37		1,295.15		1,434.46		1,743.60		1,897.13		1,674.92		1,124.47
(Won)/US$ exchange rates(1)	(Won)	1,035.1	(Won)	1,034.5	(Won)	1,010.0	(Won)	948.5	(Won)	930.0	(Won)	922.6	(Won)	935.8	(Won)	1,046.8	(Won)	1,262.00
Corporate bond rates(2)		3.9%		4.4%		5.7%		5.3%		5.4%		5.6%		6.9%		6.9%		8.1%
Treasury bond rates(3)		3.3%		4.0%		5.1%		4.9%		4.9%		5.3%		5.7%		5.8%		3.4%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.

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

Our consolidated financial statements for the year ended December 31, 2008 included a total allowance for credit losses of (Won)3,316 billion as of that date (including allowances of (Won)300 billion with respect to credit-related commitments). Our total loan charge-offs, net of recoveries, amounted to (Won)430 billion and our provision for credit losses amounted to (Won)1,840 billion (which includes provisions for credit-related commitments of (Won)157 billion) in 2008.

Valuation of Securities and Financial Instruments

We invest in various financial instruments including debt and equity securities, derivatives and investments in venture capital activities. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value determines the instrument’s effect on our consolidated financial statements.

Effective January 1, 2008, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). We determine the fair value of our financial instruments that are recognized or disclosed at fair value in the financial statements on a recurring basis in accordance with SFAS No. 157. However, certain provisions of SFAS No. 157 that relate to non-financial assets and non-financial liabilities that are not measured at fair value on a recurring basis were adopted on January 1, 2009.

The fair value hierarchy established in SFAS No. 157 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, our own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. In accordance with SFAS No. 157, we use the following three levels of inputs in measuring fair value:

•

Level 1: Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain securities that are highly liquid and are actively traded in over-the-counter markets.

•

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities may include certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs.

•

Level 3: Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The fair value for certain financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in measuring fair value of our financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than those that are thinly traded or not quoted. In accordance with SFAS No. 157, the criteria we use to determine whether the market for a financial instrument is active or inactive are based on the particular asset or liability.

As a result of the adoption of SFAS No. 157, we have made certain amendments to the techniques we use in measuring the fair value of derivatives and other positions. These amendments change the way that the probability of default of a counterparty is factored into the valuation of derivative positions and include the impact of our own credit risk on derivatives and other liabilities measured at fair value.

In accordance with SFAS No. 157, we maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When market prices are available, we use quoted market prices to measure fair value. If market prices are not available, fair value measurements are based upon models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, prepayment speeds, option volatilities and currency rates.

We use either Level 1 or Level 2 measurements to determine the fair value of most financial instruments recorded in our financial statements. However, in circumstances where market prices are limited or unavailable, valuations may require significant management judgments or adjustments that utilize significant unobservable inputs, to determine fair value. In these cases, the applicable financial instruments are classified as Level 3.

The following provides a brief description of our valuation methodologies used to measure fair value by type of financial instruments:

•

Trading and available-for-sale securities: The fair value of the securities included in trading assets and available for sale securities included in investments is recognized in our consolidated balance sheets based on quoted market prices, where available. For the securities traded in the over-the-counter market, we generally determine fair value utilizing internal valuation techniques or based on prices obtained from independent pricing services or brokers. Trading securities recorded by using valuation methods and prices obtained from pricing services or brokers are generally classified as Level 2 except in cases where such quoted prices include unobservable inputs to the models, in which case such financial instruments are classified as Level 3. We validate prices received from pricing services or brokers using a variety of methods, including, but not limited to, comparison to secondary pricing services, corroboration of pricing by reference to other independent market data such as secondary broker quotes and relevant benchmark indices, and review of pricing by our personnel who are familiar with market liquidity and other market-related conditions.

•

Derivatives assets and liabilities: Quoted market prices are available and used for our exchange-traded derivatives, such as certain interest rate futures and option contracts, which we classify as Level 1. However, substantially all of our derivatives are traded in over-the-counter markets where quoted market prices are not readily available. Over-the-counter derivatives are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. Where model inputs can be observed in a liquid market and the model does not require significant judgment, such derivatives are typically classified as Level 2. When instruments are traded in less liquid markets and significant inputs are unobservable, such derivatives are classified as Level 3. Additionally, significant judgments are required when classifying financial instruments within the fair value hierarchy, particularly between Levels 2 and 3, as is the case for certain derivatives.

With respect to our derivative positions, the majority of which are valued using internally developed models that use as their basis observable market inputs as described above, an adjustment is necessary to reflect the credit quality of each derivative counterparty to arrive at fair value. The adjustment is based on market-based measures of credit risk to the extent available and also takes into account contractual factors designed to reduce our credit exposure to each counterparty. Credit valuation adjustments are applied to reflect our own credit risk when measuring derivative liabilities at fair value in accordance with the requirements of SFAS No. 157. The methodology to determine the adjustment is consistent with counterparty credit risk adjustment and incorporates our credit spread as observed through the credit default swap market.

Our management evaluates investments in a loss position for other-than-temporary impairment. Declines in the fair value of individual available-for-sale securities and held-to-maturity securities below their amortized cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors we consider in determining whether such declines in value are other than temporary include the length of time and extent to which fair value is less than cost, the status, financial condition and near-term prospects of the issuer, the status of the security, our intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and the condition of the Korean and relevant foreign economies. Any change in these assumptions could significantly affect the valuation and timing of recognition of an other-than-temporary impairment.

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

As a result of substantial losses previously incurred by certain of our subsidiaries, including Woori Bank, we had an aggregate of (Won)317 billion of net operating loss carry-forwards as of December 31, 2008, which expire from 2009 to 2013. We may be able to use these net operating loss carry-forwards, as well as temporary differences in the amount of assets and liabilities recorded for tax purposes and accounting purposes, to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be realized. We recognize an expense or benefit in calculating our income tax expense when there is a net change in our total deferred tax assets and liabilities in a period.

In 2006, we reduced the valuation allowance by (Won)45 billion based on our expectations as of the year-end regarding the future profitability of our subsidiaries’ businesses, including our credit card business, and the resulting belief that it would be more likely than not that the realization of our subsidiaries’ net operating loss carry-forwards would be higher over the next few years. We recorded income tax expenses of (Won)620 billion in 2006, which reflected the realization of parts of such net operating loss carry-forwards relating to such businesses of our subsidiaries. In 2007, we further reduced the valuation allowance by (Won)46 billion based on our expectations as of year-end regarding future profitability of our subsidiaries’ businesses, including our credit card business, and the resulting belief that it would be more likely than not that the realization of our subsidiaries’ net operating loss carry-forwards would be higher over the next few years. We recorded income tax expenses of (Won)837 billion in 2007, which reflected the realization of parts of such net operating loss carry-forwards relating to such businesses of our subsidiaries. In 2008, we further reduced the valuation allowance by (Won)24 billion based on our expectations as of year-end regarding future profitability of our subsidiaries’ businesses, including our credit card business, and the resulting belief that it would be more likely than not that the realization of our subsidiaries’ net operating loss carry-forwards would be higher over the next few years. We recorded income tax expenses of (Won)358 billion in 2008, which reflected the realization of parts of such net operating loss carry-forwards relating to such businesses of our subsidiaries.

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

In connection with our past acquisitions and other transactions, we also recognized other intangible assets consisting principally of (i) exclusive contractual rights to act as the main bank for municipal governments and non-profit organizations, (ii) capitalized software costs and (iii) core deposit intangible assets reflecting the value of acquired demand deposits and savings accounts which we expect to maintain for an extended period of time because of generally stable customer relationships. See Note 14 of the notes to our consolidated financial statements. We recorded our other intangible assets at their estimated fair values. We recorded our other intangible assets at their estimated fair values. We amortize these intangible assets over their estimated useful lives. Any changes to the assumptions used in determining the fair values or the estimated useful lives of such assets could significantly affect the carrying values of these intangible assets. We periodically perform an impairment review on these intangible assets when circumstances warrant such an evaluation, and any impaired amounts are written off.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our interest and dividend income:

	Year ended December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(in billions of Won)
Interest and dividend income(1)
Loans	(Won)	7,560	(Won)	9,629	(Won)	12,528	27.4	30.1
Deposits in other banks		49		82		179	66.4	118.3
Trading securities		216		390		524	80.4	34.4
Investment securities		1,473		1,996		2,102	35.5	5.3
Call loans and securities purchased under resale agreements		67		95		132	47.8	38.9

Total interest and dividend income		9,365		12,192		15,465	30.2	26.8
Interest expense
Deposits		3,504		4,925		6,917	40.6	40.4
Call money		71		96		137	35.5	42.7
Other borrowed funds		452		624		727	38.1	16.5
Secured borrowings		115		180		192	56.5	6.7
Long-term debt		1,323		1,831		2,429	38.4	32.7

Total interest expense		5,465		7,656		10,402	40.1	35.9

Net interest income(1)	(Won)	3,900	(Won)	4,536	(Won)	5,063	16.3	11.6

Net interest margin(2)		2.50%		2.28%		2.13%

(1)

Excludes an interest payment of (Won)88 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest payment was excluded as it was a one-time event in response to the global financial crisis and the Bank of Korea generally does not pay interest on its required reserves.

(2)	The ratio of net interest income to average interest-earning assets.

Comparison of 2008 to 2007

Interest and dividend income. Interest and dividend income increased 26.8% from (Won)12,192 billion in 2007 to (Won)15,465 billion in 2008, primarily as a result of a 30.1% increase in interest on loans. The average balance of our interest-earning assets increased by 19.7% from (Won)198,528 billion in 2007 to (Won)237,550 billion in 2008, which was primarily due to the growth in our loan portfolio. This increase was enhanced by a 37 basis point increase in average yields on our interest-earning assets from 6.14% in 2007 to 6.51% in 2008, principally due to the increase in the general levels of interest rates in Korea from 2007 to 2008.

The 30.1% increase in interest on loans from (Won)9,629 billion in 2007 to (Won)12,528 billion in 2008 was primarily the result of:

•

a 32.1% increase in the average volume of commercial and industrial loans from (Won)74,505 billion in 2007 to (Won)98,392 billion in 2008, which was enhanced by a 51 basis point increase in the average yields on such loans from 6.38% in 2007 to 6.89% in 2008; and

•

a 10.3% increase in average volume of general purpose household loans from (Won)54,198 billion in 2007 to (Won)59,784 billion in 2008, which was enhanced by a 16 basis point increase in the average yields on such loans from 6.54% in 2007 to 6.70% in 2008.

The increase in the average volume of commercial and industrial loans was mainly due to increased demand for such loans from small- and medium-sized enterprise borrowers. The increase in the average volume of general purpose household loans reflected increased lending to consumers due to higher retail loan demand. The average yields for commercial and industrial loans and general purpose household loans increased primarily as a result of the general rise in market interest rates for such loans in Korea in 2008.

Overall, the average volume of our loans increased 25.2%, from (Won)147,639 billion in 2007 to (Won)184,873 billion in 2008, while the average yields on our loans increased 26 basis points, from 6.52% in 2007 to 6.78% in 2008, reflecting the higher interest rate environment in Korea.

Our securities portfolio consists primarily of investment securities, of which a majority was debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Bank of Korea, the Korea Development Bank and the KDIC), as well as trading securities. Interest and dividends on trading and investment securities increased 10.1% from (Won)2,386 billion in 2007 to (Won)2,626 billion in 2008, primarily due to a 49 basis point increase in average yields on investment securities from 5.58% in 2007 to 6.07% in 2008, as well as an 81 basis point increase in average yields on trading securities from 3.94% in 2007 to 4.75% in 2008, the effect of which was partially offset by a 3.2% decrease in the average volume of investment securities from (Won)35,764 billion in 2007 to (Won)34,636 billion in 2008. The increases in average yields were principally due to the general rise in market interest rates in 2008, while the decrease in the average volume of investment securities was primarily due to a decrease in the volume of debt securities issued by Korean government agencies held as available-for-sale securities, mainly as a result of our increased sale of such securities in the second half of 2008.

Interest Expense. Interest expense increased 35.9% from (Won)7,656 billion in 2007 to (Won)10,402 billion in 2008, primarily due to a 40.4% increase in interest expense on deposits and a 32.7% increase in interest expense on long-term debt. The average balance of our interest-bearing liabilities increased 17.5% from (Won)192,239 billion in 2007 to (Won)225,933 billion in 2008, principally due to increased deposits and long-term debt. This increase was enhanced by a 62 basis point increase in the average cost of our interest-bearing liabilities from 3.98% in 2007 to 4.60% in 2008, which reflected the general rise in market interest rates in 2008.

The 40.4% increase in interest expense on deposits from (Won)4,925 billion in 2007 to (Won)6,917 billion in 2008 was primarily the result of:

•

a 20.1% increase in the average volume of other time deposits (other than certificate of deposit accounts) from (Won)76,989 billion in 2007 to (Won)92,498 billion in 2008, which was enhanced by a 71 basis point increase in the average cost of such deposits from 4.55% in 2007 to 5.26% in 2008; and

•

a 122 basis point increase in the average cost of certificate of deposit accounts from 5.06% in 2007 to 6.28% in 2008, which was enhanced by an 11.2% increase in the average volume of such deposit accounts from (Won)19,618 billion in 2007 to (Won)21,808 billion in 2008.

Overall, the average volume of our deposits increased by 16.8% from (Won)133,280 billion in 2007 to (Won)155,625 billion in 2008, primarily due to our increased marketing efforts for deposits in order to fund our higher lending levels, as well as increased demand for deposits as alternatives to higher-risk investments, while the average cost of our deposits increased by 74 basis points from 3.70% in 2007 to 4.44% in 2008, principally as a result of the higher interest rate environment in Korea.

The 32.7% increase in interest expense on long-term debt from (Won)1,831 billion in 2007 to (Won)2,429 billion in 2008 was mainly the result of a 25.6% increase in the average volume of such debt from (Won)38,817 billion in 2007 to (Won)48,747 billion in 2008, which was primarily due to our efforts to increase stable funding sources. This increase was enhanced by a 27 basis point increase in the average cost of such debt from 4.72% in 2007 to 4.99% in 2008, due mainly to the higher interest rate environment for such debt in Korea in 2008.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 2.28% in 2007 to 2.13% in 2008, as the increase in the average volume of our interest-earning assets outpaced the increase in our net interest income. The average volume of our interest-earning assets increased 19.7% from (Won)198,528 billion in 2007 to (Won)237,550 billion in 2008, while net interest income increased 11.6% from (Won)4,536 billion in 2007 to (Won)5,063 billion in 2008. The growth in average interest-earning assets outpaced a 17.5% increase in the average balance of our interest-bearing liabilities from (Won)192,239 billion in 2007 to (Won)225,933 billion in 2008, while the increase in interest and dividend income outpaced an increase in interest expense. However, net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, decreased from 2.16% in 2007 to 1.91% in 2008. The decrease in net interest spread reflected a larger increase in the average cost of interest-bearing liabilities from 2007 to 2008 (including as a result of sharp growth in the average volume of other time deposits, where the increase in average cost was also relatively large), compared to the increase in average yield of our interest-bearing assets (which was slowed by decreases in average yields on credit card receivables and trade financing), primarily reflecting the continuing rate-based competition in the Korean banking industry for the marketing of both loan and deposit products.

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

The increase in the average volume of commercial and industrial loans was mainly due to our continued marketing efforts targeted towards small- and medium-sized enterprises. The increase in the average volume of general purpose household loans reflected increased lending to consumers due to higher retail loan demand. The average yields for commercial and industrial loans and general purpose household loans increased primarily as a result of the general rise in market interest rates in 2007.

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

Net interest margin. Our overall net interest margin decreased from 2.50% in 2006 to 2.28% in 2007, as the increase in the average volume of our interest-earning assets outpaced the increase in our net interest income. The average volume of our interest-earning assets increased 27.5% from (Won)155,750 billion in 2006 to (Won)198,528 billion in 2007, while net interest income increased 16.3% from (Won)3,900 billion in 2006 to (Won)4,536 billion in 2007. The growth in average interest-earning assets outpaced a 28.0% increase in the average balance of our interest-bearing liabilities from (Won)150,222 billion in 2006 to (Won)192,239 billion in 2007, while the increase in interest and dividend income outpaced an increase in interest expense. However, net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, decreased from 2.37% in 2006 to 2.16% in 2007. The decrease in net interest spread reflected a larger increase in the average cost of interest-bearing liabilities from 2006 to 2007 (including as a result of sharp growth in the average volume of other time deposits and certificate of deposit accounts, where the increase in average cost was also relatively large), compared to the increase in average yield of our interest-bearing assets (which was slowed by a relatively small increase in average yield on commercial and industrial loans, where the growth in average volume was relatively large), primarily reflecting the continuing rate-based competition in the Korean banking industry for the marketing of both loan and deposit products.

Provision for Loan Losses

We use provisions for loan losses to bring our allowance for loan losses to a level we deem appropriate. For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.”

Comparison of 2008 to 2007

Our provision for loan losses increased from (Won)219 billion in 2007 to (Won)1,608 billion in 2008, primarily as a result of increases in delinquencies and non-performing loans in our loan portfolios, particularly with respect to small- and medium-sized enterprise and construction industry borrowers, as well as the overall growth in our corporate and consumer loan portfolios in 2008.

Our loan charge-offs, net of recoveries, increased 22.9% from (Won)350 billion in 2007 to (Won)430 billion in 2008. This increase was attributable mainly to a (Won)74 billion decrease in recoveries on loans previously charged off, due primarily to lower recoveries on general purpose household loans and commercial and industrial loans.

Our provisions with respect to credit-related commitments changed from a reversal of provision of (Won)54 billion in 2007 to a provision of (Won)157 billion in 2008, due primarily to an increase in our provisions for performance guarantees, as well as an increase in our provisions for unused lines of credit.

Our other provisions increased from (Won)36 billion in 2007 to (Won)71 billion in 2008. This resulted primarily from an increase in our provisions for asset retirement obligations.

Comparison of 2007 to 2006

Our provision for loan losses decreased from (Won)509 billion in 2006 to (Won)219 billion in 2007, primarily as a result of overall improvement in the asset quality of our corporate and consumer loan portfolios which reflected a decrease in delinquency rates.

Our loan charge-offs, net of recoveries, increased 87.2% from (Won)187 billion in 2006 to (Won)350 billion in 2007. This increase was attributable mainly to increases in net charge-offs of allowance relating to general purpose household loans and commercial and industrial loans.

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

Allowance for Loan Losses

We seek to maintain our allowance for loan losses at a level that we believe is sufficient to absorb estimated probable losses inherent in our loan portfolio, based on our continuing review and evaluation of that portfolio. As of December 31, 2008, our coverage ratio, which is the ratio of our total allowance to non-performing loans, was 140.9%. For a discussion of allowance for loan losses, see “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Allocation of Allowances for Loan Losses.”

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

	As of December 31,
	2006	2007	2008
Impaired corporate loans as a percentage of total corporate loans	2.22%	1.39%	2.94%
Non-performing corporate loans as a percentage of total corporate loans	1.27	0.87	1.40
Allowance for loan losses for corporate loans as a percentage of total corporate loans	1.84	1.34	2.02
Allowance for loan losses for corporate loans as a percentage of impaired corporate loans	82.80	96.00	68.87
Allowance for loan losses for corporate loans as a percentage of non-performing corporate loans	144.79	154.05	144.69
Net charge-offs as a percentage of total corporate loans	0.19	0.19	0.18

During 2008, impaired and non-performing corporate loans and the level of allowance for loan losses for corporate loans, in each case as a percentage of total corporate loans, increased due primarily to a significant increase in our impaired and non-performing loans to small- and medium-sized enterprises, which outpaced the growth in our total corporate loan portfolio. However, the level of allowance for loan losses for corporate loans as a percentage of both impaired and non-performing corporate loans decreased as the increases in impaired and non-performing loans, resulting primarily from deteriorating economic conditions in Korea starting in the second half of 2008, outpaced the increase in the level of allowance for loans losses for corporate loans in 2008.

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

The following table shows, for the periods indicated, certain information regarding our non-performing loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2006	2007	2008
Non-performing consumer loans as a percentage of total consumer loans(1)	0.65%	0.40%	0.49%
Allowance for loan losses for consumer loans as a percentage of total consumer loans(1)	0.75	0.63	0.56
Allowance for loan losses for consumer loans as a percentage of non-performing consumer loans(1)	115.00	156.77	113.03
Net charge-offs of consumer loans as a percentage of total consumer loans(1)	0.06	0.24	0.18

(1)	Excludes credit card balances.

During 2008, non-performing consumer loans as a percentage of total consumer loans increased due to an overall deterioration in the asset quality of our consumer loans primarily as a result of deteriorating economic conditions in Korea. However, the level of allowance for loan losses for consumer loans as a percentage of total consumer loans decreased due to the growth of our consumer loan portfolio. In addition, the level of allowance for such loan losses as a percentage of non-performing consumer loans decreased as the increase in non-performing consumer loans, resulting primarily from deteriorating economic conditions in Korea starting in the second half of 2008, outpaced the increase in the level of allowance for loans losses for consumer loans in 2008.

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

The following table shows, for the periods indicated, certain information regarding our non-performing credit card balances:

	As of December 31,
	2006	2007	2008
Non-performing credit card balances as a percentage of total credit card balances	1.38%	1.08%	1.33%
Allowance for loan losses for credit card balances as a percentage of total credit card balances	2.10	1.78	2.26
Allowance for loan losses for credit card balances as a percentage of non-performing credit card balances	151.88	164.15	170.01
Net charge-offs as a percentage of total credit card balances	0.38	0.51	1.23

During 2008, non-performing credit card balances and the level of allowance for loan losses for credit card balances, in each case as a percentage of total credit card balances, as well as the level of allowance for such loan losses as a percentage of non-performing credit card balances, increased due to an overall deterioration in the asset quality of our credit card portfolio, primarily as a result of deteriorating economic conditions in Korea.

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

Non-Interest Income

The following table sets forth for the periods indicated the components of our non-interest income:

	Year ended December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(in billions of Won)
Fees and commission income	(Won)	1,397	(Won)	1,691		1,993	21.0	17.9
Net trading revenue (loss)		331		15		(448)	(95.5)	N/M	(1)
Trust fees, net		24		25		34	4.2	36.0
Net gain (loss) on investment securities		462		258		(510)	(44.2)	N/M	(1)
Other non-interest income		210		233		238	11.0	2.1

Total non-interest income	(Won)	2,424	(Won)	2,222	(Won)	1,307	(8.3)	(41.2)

(1)	N/M = not meaningful.

Comparison of 2008 to 2007

Non-interest income decreased 41.2% from (Won)2,222 billion in 2007 to (Won)1,307 billion in 2008. This decrease was primarily attributable to:

•	a (Won)510 billion net loss on investment securities in 2008 compared to a (Won)258 billion net gain on such securities in 2007; and

•	a (Won)448 billion net trading loss in 2008 compared to net trading revenue of (Won)15 billion in 2007.

These decreases were partially offset by a (Won)302 billion increase in fees and commission income from (Won)1,691 billion in 2007 to (Won)1,993 billion in 2008.

Net gain on investment securities represents net realized gains (or losses) and impairment losses on securities in our investment portfolio. The (Won)768 billion decrease in net gain on investment securities from 2007 to 2008 resulted primarily from a decrease in gains on disposal of investment securities, as gains of approximately (Won)616 billion realized by us upon our disposal of shares of LG Card Co., Ltd. in 2007 were not repeated in 2008, as well as the deterioration of financial market conditions in 2008, which led to a decrease in the general level of securities prices. We recognized impairment losses of (Won)645 billion in 2008 with respect to our holdings of investment securities, compared to (Won)682 billion in 2007.

Net trading revenue represents net realized and unrealized gains (or losses) on securities and derivatives in our trading portfolio. The (Won)463 billion decrease in net trading revenue from 2007 to 2008 was primarily the result of net losses of (Won)1,444 billion on foreign exchange derivative instruments and (Won)439 billion on credit derivative instruments in 2008, due mainly to increased foreign exchange rate volatility and derivatives trading volume. Such losses were partially offset by (Won)1,296 billion of net gain on foreign exchange spot contracts in 2008.

Fees and commission income consists of fees on trade finance and other commercial fees, including commissions from Internet-based banking and bancassurance and commissions from credit card transactions. The 17.9% increase in fees and commission income from 2007 to 2008 resulted primarily from increases in fees and commissions relating to our credit card transactions.

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

The 44.2% decrease in net gain on investment securities from 2006 to 2007 resulted primarily from the (Won)417 billion and (Won)89 billion of impairment losses we recognized in 2007 with respect to U.S. sub-prime mortgage-related collateralized debt obligations and other collateralized debt obligations, respectively, within our investment portfolio. The effect of this decrease was partially offset by a (Won)241 billion increase in net gain on equity securities, resulting mainly from gains of approximately (Won)616 billion realized by us upon our disposal of shares of LG Card Co., Ltd. in 2007.

The 21.0% increase in fees and commission income from 2006 to 2007 resulted primarily from increases in fees and commissions relating to our sales of beneficiary certificates.

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense:

	Year ended December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(in billions of Won)
Salaries and employee benefits	(Won)	1,096	(Won)	1,159	(Won)	1,182	5.7%	2.0%
Other administrative expenses		860		1,001		1,181	16.4	18.0
Fees and commissions		216		295		447	36.6	51.5
Depreciation and amortization		250		289		340	15.6	17.6
Other non-interest expenses		676		723		986	7.0	36.4

Total non-interest expense	(Won)	3,098	(Won)	3,467	(Won)	4,136	11.9	19.3

Comparison of 2008 to 2007

Non-interest expense increased 19.3% from (Won)3,467 billion in 2007 to (Won)4,136 billion in 2008. This increase was primarily due to:

•	a (Won)263 billion increase in other non-interest expenses from (Won)723 billion in 2007 to (Won)986 billion in 2008;

•	a (Won)180 billion increase in other administrative expenses from (Won)1,001 billion in 2007 to (Won)1,181 billion in 2007; and

•	a (Won)152 billion increase in fees and commissions from (Won)295 billion in 2007 to (Won)447 billion in 2008.

Other non-interest expense consists mainly of losses on sales of loans, losses on disposal of premises and equipment, and various other items. The 36.4% increase in other non-interest expense resulted mainly from impairment of goodwill with respect to Woori Financial and Kumho Investment Bank Co., Ltd. in 2008. See Note 34 of the notes to our consolidated financial statements included elsewhere in this annual report.

Other administrative expenses consist mainly of rent, outside service fees and advertising expenses. The 18.0% increase in other administrative expenses was mainly due to increases in rents paid for employee housing and outside service provider fees.

Fees and commission expenses consist primarily of fees paid on credit cards, fees paid on remittances and collections and fees paid on letters of credit. The 51.5% increase in fees and commission expenses was primarily due to a (Won)152 billion increase in fees and commission expenses related to our credit card operations, as the number and charge volume of our credit cards increased.

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

Certain of our subsidiaries have significant net operating loss carry-forwards. Based on our internal estimates of our future profits, we establish a valuation allowance to the extent that it is more likely than not that such carry-forwards and other deferral tax assets will not be realized. Increases or decreases in such valuation allowance are recognized as part of our income tax expense. See Note 30 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison 2008 to 2007

Income tax expense decreased from (Won)837 billion in 2007 to (Won)358 billion in 2008. Such decrease resulted primarily from a significant decrease in our income before income taxes from (Won)3,090 billion in 2007 to (Won)486 billion in 2008.

Comparison of 2007 to 2006

Income tax expense increased from (Won)620 billion in 2006 to (Won)837 billion in 2007. Such increase resulted primarily from a 20.1% increase in our income before income taxes from (Won)2,574 billion in 2006 to (Won)3,090 billion in 2007.

Net Income

Due to the factors described above, our net income in 2008 was (Won)150 billion, compared to net income of (Won)2,242 billion in 2007 and (Won)1,951 billion in 2006.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Net income(1) Year ended December 31,						Total operating income(2) Year ended December 31,
	2006		2007		2008		2006		2007		2008
	(in billions of Won)
Woori Bank	(Won)	1,480	(Won)	1,654	(Won)	160	(Won)	14,499	(Won)	20,347	(Won)	74,402
Kyongnam Bank		155		161		210		985		1,353		2,718
Kwangju Bank		91		111		103		793		987		1,354
Credit card operations		162		124		74		581		722		1,006
Securities brokerage services		233		264		186		2,768		3,110		6,768
Other		1,953		2,094		501		2,669		2,732		2,054

Total(3)	(Won)	4,074	(Won)	4,408	(Won)	1,234	(Won)	22,295	(Won)	29,251	(Won)	88,302

(1)	After deduction of income tax and minority interest allocated among each segment.
(2)	Comprises interest and dividend income, non-interest income, extraordinary gain and reversal of credit loss and other allowances.
(3)	Before eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Woori Bank

Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. The Woori Bank segment does not include the credit card operations of Woori Bank acquired as a result of its merger with Woori Credit Card in March 2004, which are reported as a separate business segment.

	Year ended December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	7,524	(Won)	9,969	(Won)	12,616	32.5%	26.6%
Interest expense		4,433		6,245		8,413	40.9	34.7
Provision for loan losses and credit-related commitments		595		589		1,399	(1.0)	137.5
Non-interest income		6,975		10,378		61,786	48.8	495.4
Non-interest expense including depreciation and amortization.		7,536		11,291		64,080	49.8	467.5
Extraordinary gain		—		—		—	—	—
Net income before tax and minority interest		1,935		2,222		510	14.8	(77.0)
Income tax expense (benefit)		454		567		349	24.9	(38.4)
Minority interest		1		1		1	0.0	0.0

Net income	(Won)	1,480	(Won)	1,654	(Won)	160	11.8	(90.3)

Net interest margin		3.0%		2.6%		2.2%

Comparison of 2008 to 2007

Our net income before tax and minority interest expense for this segment decreased 77.0% from (Won)2,222 billion in 2007 to (Won)510 billion in 2008. Net income after tax also decreased 90.3% from (Won)1,654 billion in 2007 to (Won)160 billion in 2008.

Interest and dividend income from our Woori Bank operations increased 26.6% from (Won)9,969 billion in 2007 to (Won)12,616 billion in 2008, primarily due to an increase in average lending volumes as well as an overall increase in average yields on interest-earning assets. The average volume of Woori Bank’s loans (excluding credit card receivables) on a non-consolidated basis increased 14.8% from (Won)129,294 billion in 2007 to (Won)148,399 billion in 2008, with the majority of this increase resulting from increases in the average volumes of loans to large corporations and small- and medium-sized enterprises, reflecting increased demand for such loans. The increase in average yields on interest-earning assets was attributable mainly to the general increase in market interest rates.

Interest expense increased 34.7% from (Won)6,245 billion in 2007 to (Won)8,413 billion in 2008. The increase in interest expense was primarily due to a 7.4% increase in the average volume of interest-bearing liabilities on a non-consolidated basis from (Won)154,501 billion in 2007 to (Won)166,075 billion in 2008, which was attributable mainly to an increase in the average volume of deposits (principally other time deposits and savings deposits) due to Woori Bank’s increased marketing efforts to attract deposits in order to fund its higher lending levels and increased demand for deposits as alternatives to higher-risk investments, as well as an increase in the average volume of long-term debt due to Woori Bank’s efforts to increase stable funding sources. This increase was enhanced by an increase in the average cost of interest-bearing liabilities resulting from the higher interest rate environment in Korea.

Net interest income increased 12.8% from (Won)3,724 billion in 2007 to (Won)4,203 billion in 2008. The increase in net interest income primarily reflected the increase in interest on loans, which was partially offset by a decrease in net interest spread, which in turn resulted from a larger increase in the cost of interest-bearing liabilities, particularly for other time deposits and certificate of deposit accounts where the growth in average volume was relatively large, compared to the relatively smaller increase in the average yield on interest-earning assets.

Provision for loan losses and credit-related commitments increased from (Won)589 billion in 2007 to (Won)1,399 billion in 2008. The increase was primarily as a result of increases in delinquencies and non-performing loans in Woori Bank’s loan portfolio, particularly with respect to small- and medium-sized enterprise and construction industry borrowers, as well as the overall growth in its loan portfolio in 2008.

Non-interest income increased 495.4% from (Won)10,378 billion in 2007 to (Won)61,786 billion in 2008, primarily due to an increase in gains on derivatives and foreign exchange, which mainly reflected increased volatility and trading volume.

Non-interest expense, including depreciation and amortization, increased 467.5% from (Won)11,291 billion in 2007 to (Won)64,080 billion in 2008, primarily as a result of increased losses on derivatives and foreign exchange, which mainly reflected increased volatility and trading volume.

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

	Year ended December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	821	(Won)	1,009	(Won)	1,272	22.9%	26.1%
Interest expense		427		591		753	38.4	27.4
Provision for loan losses and credit-related commitments		37		38		95	2.7	150.0
Non-interest income		164		344		1,446	109.8	320.3
Non-interest expense including depreciation and amortization		314		503		1,586	60.2	215.3
Net income before tax and minority interest		207		221		284	6.8	28.5
Income tax expense		52		60		74	15.4	23.3
Minority interest		—		—		—	—	—

Net income	(Won)	155	(Won)	161	(Won)	210	3.9	30.4

Comparison of 2008 to 2007

Our net income before tax and minority interest expense for this segment increased 28.5% from (Won)221 billion in 2007 to (Won)284 billion in 2008. Net income after tax also increased 30.4% from (Won)161 billion in 2007 to (Won)210 billion in 2008.

Interest and dividend income from our Kyongnam Bank operations increased 26.1% from (Won)1,009 billion in 2007 to (Won)1,272 billion in 2008, primarily due to an increase in average lending volumes, which was enhanced by an overall increase in average yields on interest-earning assets. The average volume of Kyongnam Bank’s loans increased 16.0% from (Won)11,996 billion in 2007 to (Won)13,916 billion in 2008, with substantially all of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises, reflecting increased demand for, and Kyongnam Bank’s continued focus on providing, these loan products. The increase in interest income resulting mainly from the increased volume of interest-earning assets was enhanced by an increase in average yields on interest-earning assets resulting from the general increase in market interest rates.

Interest expense increased 27.4% from (Won)591 billion in 2007 to (Won)753 billion in 2008. The increase in interest expense resulted principally from an 7.4% increase in the average volume of deposits from (Won)11,441 billion in 2007 to (Won)12,282 billion in 2008, primarily as a result of increased overall demand for bank deposit products (principally other time deposits and savings deposits) in Korea. This increase was enhanced by an increase in long-term debt as well as an increase in the average cost of interest-bearing liabilities due to the higher interest rate environment.

Provision for loan losses and credit-related commitments increased 150.0% from (Won)38 billion in 2007 to (Won)95 billion in 2008, primarily due to increases in delinquencies and non-performing loans in Kyongnam Bank’s loan portfolio, particularly with respect to small- and medium-sized enterprise borrowers, as well as the overall growth in its loan portfolio in 2008.

Non-interest income increased 320.3% from (Won)344 billion in 2007 to (Won)1,446 billion in 2008, primarily due to an increase in gains on derivatives and foreign exchange.

Non-interest expense, including depreciation and amortization, increased 215.3% from (Won)503 billion in 2007 to (Won)1,586 billion in 2008, primarily due to increases in losses on derivatives and foreign exchange.

Comparison of 2007 to 2006

Our net income before tax and minority interest expense for this segment increased 6.8% from (Won)207 billion in 2006 to (Won)221 billion in 2007. Net income after tax also increased 3.9% from (Won)155 billion in 2006 to (Won)161 billion in 2007.

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

	Year ended December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	704	(Won)	868	(Won)	1,025	23.3%	18.1%
Interest expense		392		532		640	35.7	20.3
Provision for loan losses and credit-related commitments		49		50		84	2.0	68.0
Non-interest income		89		119		329	33.7	176.5
Non-interest expense including depreciation and amortization		228		254		485	11.4	90.9
Net income before tax and minority interest		124		151		145	21.8	(4.0)
Income tax expense (benefit)		33		40		42	21.2	5.0
Minority interest		—		—		—	—	—

Net income	(Won)	91	(Won)	111	(Won)	103	22.0	(7.2)

Comparison of 2008 to 2007

Our net income before tax and minority interest expense for this segment decreased 4.0% from (Won)151 billion in 2007 to (Won)145 billion in 2008. Net income after tax also decreased 7.2% from (Won)111 billion in 2007 to (Won)103 in 2008.

Interest and dividend income from our Kwangju Bank operations increased 18.1% from (Won)868 billion in 2007 to (Won)1,025 billion in 2008, primarily due to an increase in average lending volumes, which was enhanced by an overall increase in average yields on interest-earning assets. The average volume of Kwangju Bank’s loans increased 14.2% from (Won)9,215 billion in 2007 to (Won)10,525 billion in 2008, with the majority of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises, reflecting increased demand for these loan products. The increase in interest income resulting mainly from the increased volume of interest-earning assets was enhanced by an increase in average yields on interest-earning assets resulting from the general increase in market interest rates.

Interest expense increased 20.3% from (Won)532 billion in 2007 to (Won)640 billion in 2008. The increase in interest expense resulted principally from an increase in the average cost of interest-bearing liabilities due to the higher interest rate environment, which was enhanced by a slight increase in the average volume of deposits in 2008.

Provision for loan losses and credit-related commitments increased 68.0% from (Won)50 billion in 2007 to (Won)84 billion in 2008, primarily due to increases in delinquencies and non-performing loans in Kwangju Bank’s loan portfolio, particularly with respect to small- and medium-sized enterprise borrowers, as well as the overall growth in its loan portfolio in 2008.

Non-interest income increased 176.5% from (Won)119 billion in 2007 to (Won)329 billion in 2008. This increase was due primarily to increase in gains on derivatives and foreign exchange.

Non-interest expense, including depreciation and amortization, increased 90.9% from (Won)254 billion in 2007 to (Won)485 billion in 2008. This increase was due primarily to increases in losses on derivatives and foreign exchange.

Comparison of 2007 to 2006

Our net income before tax and minority interest expense for this segment increased 21.8% from (Won)124 billion in 2006 to (Won)151 billion in 2007. Net income after tax also increased 22.0% from (Won)91 billion in 2006 to (Won)111 in 2007.

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

	Year ended December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	560	(Won)	693	(Won)	929	23.8%	34.1%
Interest expense		48		95		205	97.9	115.8
Provision for loan losses and credit-related commitments		85		79		166	(7.1)	110.1
Non-interest income		21		29		77	38.1	165.5
Non-interest expense including depreciation and amortization		225		377		538	67.6	42.7
Net income before tax and minority interest		223		171		97	(23.3)	(43.3)
Income tax expense(1)		61		47		23	(23.0)	(51.1)
Minority interest		—		—		—	—	—

Net income	(Won)	162	(Won)	124	(Won)	74	(23.5)	(40.3)

(1)	Portion of Woori Bank’s income tax allocated to this segment based on income before tax.

Comparison of 2008 to 2007

Our net income before tax and minority interest expense for this segment decreased 43.3% from (Won)171 billion in 2007 to (Won)97 billion in 2008. Net income after tax also decreased 40.3% from (Won)124 billion in 2007 to (Won)74 billion in 2008.

Interest and dividend income for this segment increased 34.1% from (Won)693 billion in 2007 to (Won)929 billion in 2008. This increase was attributable primarily to growth in the average volume of outstanding credit card balances due to increases in both the number of new cardholders and purchases made by our cardholders.

Interest expense increased 115.8% from (Won)95 billion in 2007 to (Won)205 billion in 2008 principally due to an increase in the average volume of inter-segment allocation of funds to our credit card segment, which was enhanced by an increase in our internal funding rate applicable to such funds.

Provision for loan losses and credit-related commitments increased 110.1% from (Won)79 billion in 2007 to (Won)166 billion in 2008, reflecting overall deterioration in the asset quality of our credit card receivables and credit-related commitments in 2008. In 2008, our credit card operations charged off credit card balances amounting to (Won)105 billion, as compared to (Won)78 billion in 2007.

Non-interest income increased 165.5% from (Won)29 billion in 2007 to (Won)77 billion in 2008. This increase resulted principally from a (Won)48 billion increase in valuation gain on our equity method investment in BC Card.

Non-interest expense, which includes depreciation and amortization, increased 42.7% from (Won)377 billion in 2007 to (Won)538 billion in 2008. This increase was primarily due to commissions paid in connection with our credit card operations, as well as an increase in selling, general and administrative expenses related to this segment.

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

Provision for loan losses and credit-related commitments decreased 7.1% from (Won)85 billion in 2006 to (Won)79 billion in 2007, reflecting the non-recurrence of additional provisioning we were required to undertake in 2006 to meet the Financial Services Commission’s new minimum required provisioning levels under Korean GAAP, as well as overall improvement in the asset quality of our credit card receivables and credit-related commitments. In 2007, our credit card operations charged off credit card balances amounting to (Won)78 billion, as compared to (Won)80 billion in 2006.

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

Securities Brokerage Services

Our securities brokerage services segment consists of the operations of Woori Investment & Securities, which was created when we merged Woori Securities with LGIS in March 2005. Woori Investment & Securities is engaged in securities brokerage, investment banking, securities investment and trading and other capital markets activities. In October and December 2004, we acquired a 27.3% voting interest in LGIS, as a result of which LGIS became a consolidated subsidiary under Korean GAAP effective December 24, 2004.

	Year ended December 31,						% Change
	2006		2007		2008		2006/2007		2007/2008
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	354	(Won)	549	(Won)	775	55.1%		41.2%
Interest expense		195		342		470	75.4		37.4
Provision for loan losses and credit-related commitments (reversal of provision)		(7)		0		39	N/M	(1)	N/M (1)
Non-interest income		2,414		2,561		5,993	6.1		134.0
Non-interest expense including depreciation and amortization		2,250		2,389		5,992	6.2		150.8
Net income before tax and minority interest		330		379		267	14.8		(29.6)
Income tax expense		97		115		81	18.6		(29.6)
Minority interest		—		—		—	N/M	(1)	N/M (1)

Net income (loss)	(Won)	233	(Won)	264	(Won)	186	13.3		(29.5)

(1)	N/M = not meaningful.

Comparison of 2008 to 2007

Our net income before tax and minority interest expense for this segment decreased 29.6% from (Won)379 billion in 2007 to (Won)267 billion in 2008. Net income after tax also decreased 29.5% from (Won)264 billion in 2007 to (Won)186 billion in 2008.

Interest and dividend income for this segment increased 41.2% from (Won)549 billion in 2007 to (Won)775 billion in 2008, primarily as a result of increases in interest and dividend payments due to continued growth in the average volume of securities held by Woori Investment & Securities, particularly finance debentures.

Interest expense increased 37.4% from (Won)342 billion in 2007 to (Won)470 billion in 2008, primarily as a result of an increase in the average volume of secured borrowings of Woori Investment & Securities.

Provision for loan losses and credit-related commitments changed from less than (Won)1 billion in 2007 to (Won)39 billion in 2008, primarily as a result of a deterioration in the asset quality of Woori Investment & Securities’ margin loans.

Non-interest income, which includes commission income from our brokerage operations, increased 134.0% from (Won)2,561 billion in 2007 to (Won)5,993 billion in 2008, primarily as a result of an increase in gain on transaction of derivatives, as well as an increase in gain on valuation of structured securities (including equity-linked securities).

Non-interest expense, which includes depreciation and amortization, increased 150.8% from (Won)2,389 billion in 2007 to (Won)5,992 billion in 2008, primarily as a result of an increase in loss on valuation of structured securities (including equity-linked securities), as well as an increase in loss on transaction of derivatives.

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

Other Operations

Other operations include the operations of Woori Finance Holdings and all of our subsidiaries that were consolidated under Korean GAAP at December 31, 2008 except Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities, including principally Woori Finance Information System, Woori F&I, Woori Credit Suisse Asset Management (which was created as a result of the merger of our subsidiary, Woori Investment Trust Management, into LGITM in March 2005), Woori Financial (in which we acquired a 51.4% interest, on a U.S. GAAP basis, in September 2007), one special purpose company and a number of other smaller subsidiaries, none of which constituted a separate reportable segment.

	Year ended December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	55	(Won)	91	(Won)	328	65.5%	260.4%
Interest expense		122		155		324	27.0	109.0
Provision for loan losses and credit-related commitments (reversal of provision)		(1)		4		34	500.0	750.0
Non-interest income		2,614		2,641		1,726	1.0	(34.6)
Non-interest expense including depreciation and amortization		576		457		1,174	(20.7)	156.9
Net income before tax and minority interest		1,972		2,116		522	7.3	(75.3)
Income tax expense		18		21		26	16.7	23.8
Minority interest		1		1		(5)	—	—

Net income	(Won)	1,953	(Won)	2,094	(Won)	501	7.2	(76.1)

Comparison of 2008 to 2007

Our net income before tax and minority interest expense for this segment decreased 75.3% from (Won)2,116 billion in 2007 to (Won)522 billion in 2008. Net income after tax also decreased 76.1% from (Won)2,094 billion in 2007 to (Won)501 billion in 2008.

Interest and dividend income increased 260.4% from (Won)91 billion in 2007 to (Won)328 billion in 2008. This increase was primarily due to an increase in interest and dividend income of Woori Private Equity that was allocated to this segment following its consolidation in 2008 of its portfolio companies, which were previously not consolidated for this segment, as well as an increase in the average volume of loans by Woori Financial.

Interest expense increased 109.0% from (Won)155 billion in 2007 to (Won)324 billion in 2008. This increase was primarily due to an increase in interest expense of Woori Private Equity that was allocated to this segment following its consolidation in 2008 of its portfolio companies, which were previously not consolidated for this segment, as well as increases in the average volume and average cost of debentures held by Woori Financial in 2008.

Provision for loan losses and credit-related commitments increased from (Won)4 billion in 2007 to (Won)34 billion in 2008. This increase was primarily as a result of increased delinquencies in Woori Financial’s loan portfolio.

Non-interest income decreased 34.6% from (Won)2,641 billion in 2007 to (Won)1,726 billion in 2008. This increase was attributable primarily to losses recorded by Woori Finance Holdings in 2008 on valuation of investments in affiliates accounted for under the equity method, principally Woori Bank, due to decreases in net income recorded by our subsidiaries.

Non-interest expense, including depreciation and amortization, increased 156.9% from (Won)457 billion in 2007 to (Won)1,174 billion in 2008 primarily due to non-interest expenses of Woori Aviva Life Insurance that were allocated to this segment following our acquisition of Woori Aviva Life Insurance in April 2008.

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

Item 5B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(in billions of Won)
Cash and cash equivalents	(Won)	7,935	(Won)	11,553	(Won)	13,564	45.6%	17.4%
Restricted cash		243		131		2,761	(46.1)	2,007.6
Interest-bearing deposits in other banks		1,582		2,128		1,747	34.5	(17.9)
Call loans and securities purchased under resale agreements		940		1,695		3,692	80.3	117.8
Trading securities		7,576		12,173		19,817	60.7	62.8
Available-for-sale securities		28,174		27,235		23,406	(3.3)	(14.1)
Held-to-maturity securities		8,614		8,216		9,612	(4.6)	17.0
Other investment assets		1,568		2,051		2,417	30.8	17.8
Loans:
Domestic:
Commercial:
Commercial and industrial		58,766		76,050		93,931	29.4	23.5
Lease financing		35		272		425	677.1	56.3
Trade financing		8,027		8,754		12,201	9.1	39.4
Other commercial(1)		5,263		6,496		8,266	23.4	27.2

Total commercial		72,091		91,572		114,823	27.0	25.4
Consumer:
General purpose household(2)		51,637		56,176		56,911	8.8	1.3
Mortgage		4,068		3,248		3,275	(20.2)	0.8
Credit cards		2,405		3,325		4,294	38.3	29.1

Total consumer		58,110		62,749		64,480	8.0	2.8

Total domestic		130,201		154,321		179,303	18.5	16.2
Foreign:
Commercial:
Commercial and industrial		3,341		5,327		9,015	59.4	69.2
Trade financing		112		138		185	23.2	34.1
Total commercial		3,453		5,465		9,200	58.3	68.3
Consumer:		86		99		129	15.1	30.3
Total foreign		3,539		5,564		9,329	57.2	67.7
Deferred origination costs		48		(3)		28	(106.3)	(1,033.3)
Less: unearned income		(5)		(17)		(51)	240.0	200.0
Less: allowance for loan losses		(1,855)		(1,735)		(2,942)	(6.5)	69.6
Total loans, net		131,928		158,130		185,667	19.9	17.4
Due from customers on acceptances		267		249		789	(6.7)	216.9
Premises and equipment, net		2,149		2,399		2,454	11.6	2.3
Accrued interest and dividends receivable		865		950		1,079	9.8	13.6
Assets held for sale		81		132		351	63.0	165.9
Goodwill		38		232		136	510.5	(41.4)
Other assets		3,121		3,601		3,653	15.4	1.4

Total assets	(Won)	195,081	(Won)	230,875	(Won)	271,145	18.3	17.4

(1)	Other commercial loans include bills bought in foreign currency and overdrafts.
(2)	Includes home equity loans.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2008 to 2007

Our total assets increased 17.4% from (Won)230,875 billion as of December 31, 2007 to (Won)271,145 billion as of December 31, 2008 principally due to a 16.2% increase in domestic commercial loans and consumer credits from (Won)154,321 billion as of December 31, 2007 to (Won)179,303 billion as of December 31, 2008 and a 62.8% increase in trading securities from (Won)12,173 billion as of December 31, 2007 to (Won)19,817 billion as of December 31, 2008. The increase in domestic commercial loans and consumer credits was largely due to a 23.5% increase in domestic commercial and industrial loans, from (Won)76,050 billion as of December 31, 2007 to (Won)93,931 billion as of December 31, 2008, and a 39.4% increase in trade financing from (Won)8,754 billion as of December 31, 2007 to (Won)12,201 billion as of December 31, 2008.

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

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities, as well as our stockholders’ equity:

	As of December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(in billions of Won)
Deposits
Interest-bearing	(Won)	121,688	(Won)	140,359	(Won)	161,653	15.3%	15.2%
Non-interest-bearing		4,851		4,668		6,679	(3.8)	43.1
Call money		2,270		3,008		2,960	32.5	(1.6)
Trading liabilities		1,701		2,981		11,286	75.2	278.6
Acceptances outstanding		267		249		789	(6.7)	216.9
Other borrowed funds		12,025		13,932		18,458	15.9	32.5
Secured borrowings		2,629		3,486		3,401	32.6	(2.4)
Long-term debt		32,298		41,336		44,470	28.0	7.6
Accrued interest payable		2,340		2,892		3,317	23.6	14.7
Other liabilities		4,531		5,494		5,871	21.3	6.9

Total liabilities		184,600		218,405		258,884	18.3	18.5
Minority interest		55		356		341	547.3	(4.2)
Stockholders’ equity		10,426		12,114		11,920	16.2	(1.6)

Total liabilities, minority interest and stockholders’ equity	(Won)	195,081	(Won)	230,875	(Won)	271,145	18.3	17.4

For further information on our liabilities, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2008 to 2007

Our total liabilities increased 18.5% from (Won)218,405 billion as of December 31, 2007 to (Won)258,884 billion as of December 31, 2008. The increase was primarily due to increases in interest-bearing deposits, trading liabilities and long-term debt. Our interest-bearing deposits increased 15.2% from (Won)140,359 billion as of December 31, 2007 to (Won)161,653 billion as of December 31, 2008, primarily due to increases in other time deposits and savings deposits. Our trading liabilities increased 278.6% from (Won)2,981 billion as of December 31, 2007 to (Won)11,286 billion as of December 31, 2008, primarily due to increases in exchange rate and interest rate derivatives. Our long-term debt increased 7.6% from (Won)41,336 billion as of December 31, 2007 to (Won)44,470 billion as of December 31, 2008, primarily due to increases in debentures.

Our stockholders’ equity decreased by 1.6% from (Won)12,114 billion as of December 31, 2007 to (Won)11,920 billion as of December 31, 2008. This decrease resulted principally from a decrease in our accumulated other comprehensive income, net of tax, which was attributable mainly to net unrealized holding losses on our investment securities.

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

Realized and Unrealized Losses on Investment Securities

Gross Realized Losses

In 2008, we recognized other-than-temporary impairment losses on equity securities and debt securities of (Won)102 billion and (Won)508 billion, respectively. A substantial amount of these losses resulted primarily from impairment losses of (Won)332 billion that we recognized in 2008 with respect to Woori Bank’s holdings of collateralized debt obligations, as well as a significant overall decline and continuing volatility in securities prices, as a result of difficult conditions and volatility in the global credit and financial markets. See “Item 3D. Risk Factors—Other risks relating to our business—Difficult conditions in the global credit and financial markets could adversely affect our liquidity and performance.”

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

To the extent factors contributing to the impairment losses recognized in 2008 affected other investments, we reviewed those investments for other-than-temporary impairment and recorded losses if appropriate.

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

With respect to securities we sold at a loss in 2008, the amount of the loss recorded at the sales date was (Won)17 billion. These losses related primarily to the disposal of fixed maturity securities of issuers whose deteriorating credit fundamentals, coupled with the continued weakness in general economic conditions in Korea and globally, led to rating downgrades of their securities and increasing uncertainty regarding the future value of their securities.

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

Gross Unrealized Losses

As of December 31, 2008, the amount of gross unrealized losses on available-for-sale securities included in accumulated other comprehensive income in stockholders’ equity was (Won)142 billion. As of that date, we had (Won)14 billion of gross unrealized losses on held-to-maturity securities. For a breakdown of these gross unrealized losses by type of security, see “Item 4B. Business Overview—Capital Markets Activities—Securities Investment and Trading.”

Substantially all of the fixed maturity securities in our portfolio are rated by external Korean or international rating agencies. Fixed maturity securities are considered investment grade if they are rated BBB-/Baa3 or better. For fixed maturity securities in an unrealized loss position at December 31, 2008, 33.9% (based on fair value) were investment grade, 36.5% were below investment grade and 29.6% were not rated. At December 31, 2008, unrealized losses from fixed maturity securities that were below investment grade or not rated represented approximately 52.2% of gross unrealized losses on such securities. We had no material unrealized losses on individual fixed maturity securities or equity securities at December 31, 2008.

As of December 31, 2008, the amount of gross unrealized losses for fixed maturity securities and equity securities (including beneficiary certificates) continuously in an unrealized loss position for the time periods indicated were as follows:

	Fixed Maturities	Equity Securities	Total
	(in billions of Won)
Less than one year	(Won)(100)	(51)	(Won)(151)
More than one year	(5)	—	(5)

Total gross unrealized losses	(Won)(105)	(51)	(Won)(156)

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to (Won)126,539 billion as of December 31, 2006, (Won)145,027 billion as of December 31, 2007 and (Won)168,332 billion as of December 31, 2008, which represented approximately 72.0%, 70.1% and 70.8% of our total funding, respectively. We have been able to use increases in customer deposits in recent years to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through long-term debt, secured borrowings and other borrowed funds to meet our liquidity needs. Long-term debt represented 18.4%, 20.0% and 18.8% of our total funding as of December 31, 2006, 2007 and 2008, respectively. Secured borrowings represented 1.5%, 1.7% and 1.4%, of our total funding as of December 31, 2006, 2007 and 2008, respectively. Other borrowed funds, which are borrowings with original maturities of less than one year, represented 6.8%, 6.7% and 7.6% of our total funding as of December 31, 2006, 2007 and 2008, respectively. For further information on our sources of funding, see “Item 4B. Business Overview—Assets and Liabilities—Funding.”

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

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations. We received aggregate dividends from our subsidiaries of (Won)830 billion for 2006, (Won)617 billion for 2007 and (Won)248 billion for 2008. See “Item 3D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2008:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Contractual obligations
Long-term debt obligations(1)	(Won)	46,949	(Won)	11,363	(Won)	18,485	(Won)	7,076	(Won)	10,025
Deposits(2)(3)		112,483		104,285		6,284		1,869		2,043
Capital (finance) lease obligations		85		39		42		4		—
Operating lease obligations		623		112		191		188		132
Purchase obligations		71		50		9		8		4
Secured borrowings(1)		3,454		3,026		348		80		—
Employee severance plan obligations		313		1		4		22		286

Total	(Won)	163,978	(Won)	118,876	(Won)	25,363	(Won)	9,247	(Won)	12,490

(1)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings as of December 31, 2008. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2008.

(2)	Comprising certificate of deposits, other time deposits and mutual installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid for 2008 for each deposit product category and their scheduled contractual maturities.

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

The following table sets forth our off-balance sheet commitments as of the dates indicated:

	As of December 31,
	2006		2007		2008
	(in billions of Won)
Guarantees	(Won)	4,011	(Won)	9,631	(Won)	19,156
Commercial letters of credit		3,153		4,287		6,852
Credit derivatives		246		615		930
Unused lines of credit:
Commercial		50,550		44,664		37,744
Credit cards(1)		15,733		18,377		20,817
Consumer		6,029		6,354		6,916
Commitments to extend credit:
Original term to maturity of less than one year		—		—		—
Original term to maturity of more than one year		4,278		4,402		4,624
Retained interests in special purpose entities		136		142		95
Credit facilities to special purpose entities(2)		4,215		5,498		7,160
Investments in special purpose entities(2)		3,470		4,190		900
Investments in variable interest entities		297		984		473

(1)	Relates to the unused credit card limits that may be cancelled by us at any time.
(2)	Structured by third parties.

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as “other liabilities” in our balance sheet. As of December 31, 2008, we had established allowances for possible losses of (Won)300 billion with respect to our credit-related commitments.

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

Tier I capital is core capital, which consists of paid-in capital, capital surplus, retained earnings, minority interests in consolidated subsidiaries and unpaid share dividends minus deductions. Tier II capital is supplemental capital, which includes allowances for certain loan losses up to 1.25% of total risk-weighted assets, subordinated debts with an initial maturity of at least five years and revaluation surplus. Prior to the implementation of Basel II in 2008, risk-weighted assets were calculated as the sum of on-balance sheet and off-balance sheet risk-weighted assets, which included credit risk-weighted assets and market risk-weighted assets, multiplied by the applicable credit translation rate provided by the Financial Services Commission’s guidelines. Since the implementation of Basel II in 2008, risk-weighted assets are calculated as the sum of credit risk-weighted assets, market risk-weighted assets and operational risk-weighted assets, in each case as provided in the Financial Services Commission’s guidelines.

The following tables set forth a summary of the capital and capital adequacy ratios of Woori Bank, our principal banking subsidiary, and the capital adequacy ratios of Kyongnam Bank and Kwangju Bank, as of December 31, 2006, 2007 and 2008 based on applicable Korean GAAP and regulatory reporting standards:

	As of December 31,
	2006		2007		2008(1)
	(in billions of Won)
Woori Bank
Tier I capital
Paid-in capital	(Won)	3,180	(Won)	3,180	(Won)	3,530
Hybrid		—		938		1,513
Capital reserves		466		465		814
Retained earnings		5,196		6,775		6,934
Minority interests in consolidated subsidiaries		3		4		5
Consolidated adjustment credit/debit		—		—		—
Others		(228)		(291)		(1,118)

Total Tier I capital		8,617		11,071		11,678
Tier II capital
Revaluation reserves		—		—		—
Allowance for loan losses(2)		1,511		1,774		1,128
Subordinated debt(3)		3,040		3,067		4,635
Valuation gain on investment securities		904		752		407
Others		—		—		(107)
Total Tier II capital		5,455		5,593		6,063

Investment in non-consolidated equity investees(4)		(59)		(69)		—

Total core and supplementary capital	(Won)	14,013	(Won)	16,595	(Won)	17,741
Risk-weighted assets(5)
Credit risk-weighted assets	(Won)	118,408	(Won)	140,112	(Won)	140,183
Market risk-weighted assets		2,437		1,684		3,446
Operational risk-weighted assets		N/A (6)		N/A (6)		8,314

Total	(Won)	120,845	(Won)	141,796	(Won)	151,943
Tier I capital ratio		7.13%		7.81%		7.69%
Tier II capital ratio		4.47		3.90		3.99
Capital adequacy ratio		11.60		11.70		11.68

(1)	Calculated in accordance with Basel II.
(2)

Allowances for loan losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent such allowances represent up to 1.25% of risk-weighted assets.

(3)	Subordinated debt representing up to 50% of Tier I capital is used in the calculation of Tier II capital.
(4)

Prior to 2008, equity method investees engaged in banking and financial activities of which Woori Bank owned more than 15% were deducted from Tier II capital. Beginning in 2008, such equity method investees are deducted from Tier I and Tier II capital pursuant to the guidelines of the Financial Services Commission.

(5)

Prior to the implementation of Basel II in 2008, risk-weighted assets were classified as on-balance sheet and off-balance sheet risk-weighted assets, which included credit risk-weighted assets and market risk-weighted assets. Beginning in 2008, under Basel II, risk-weighted assets are classified as credit risk-weighted assets, market risk-weighted assets and operational risk-weighted assets.

(6)	N/A = Not applicable.

	Kyongnam Bank	Kwangju Bank
As of December 31, 2006
Tier I capital ratio	7.49%	7.04%
Tier II capital ratio	3.81	4.40
Capital adequacy ratio	11.26	11.44

	Kyongnam Bank	Kwangju Bank
As of December 31, 2007
Tier I capital ratio	7.35%	6.90%
Tier II capital ratio	3.49	4.01
Capital adequacy ratio	10.80	10.91

	Kyongnam Bank	Kwangju Bank
As of December 31, 2008(1)
Tier I capital ratio	7.84%	7.58%
Tier II capital ratio	3.94	4.53
Capital adequacy ratio	11.78	12.12

(1)	Calculated in accordance with Basel II.

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

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements. Kyongnam Bank and Kwangju Bank have chosen to use a standardized approach. In October 2008, the Financial Supervisory Service approved Woori Bank’s internal ratings-based approach for credit risk. For regulatory reporting purposes, from September 30, 2008, Woori Bank has implemented its internal ratings-based approach for credit risk, beginning with its credit risk with respect to retail, small- and medium-size enterprises and large corporate loans and asset-backed securities portfolios, and plans to further implement its internal ratings-based approach to its specialized lending portfolio upon approval by the Financial Supervisory Service. A standardized approach will be used in measuring credit risk for those classes of exposure for which Woori Bank’s internal ratings-based approach has not yet been implemented, as well as for certain classes of exposure (including those to the Korean government, public institutions and other banks) for which the internal ratings-based approach will not be applied. Woori Bank plans to implement an “advanced internal ratings-based approach” for credit risk in the near future. Woori Bank also implemented a standardized approach for operational risk beginning on January 1, 2008, and expects to implement an “advanced measurement approach” for operational risk from June 2009. For internal measurement purposes, Woori Bank began to implement an advanced internal ratings-based approach for credit risk commencing in 2005 and an advanced measurement approach for operational risk commencing in 2008. While we believe that Woori Bank’s implementation of an internal ratings-based approach in 2008 has increased its capital adequacy ratio and led to a decrease in its credit risk-related capital requirements as compared to those under its previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in Woori Bank’s credit risk capital requirements in the future, which may require it to either improve its asset quality or raise additional capital.

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2008, based on applicable Korean GAAP and regulatory reporting standards:

	As of December 31, 2008
	(in billions of Won)
Risk-weighted assets	(Won)	207,141
Equity capital		22,571
Consolidated capital adequacy ratio		10.9%

Recent Accounting Pronouncements

Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” and Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. We adopted this statement on January 1, 2008 for financial assets and financial liabilities and for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis, the effects of which were not material to our consolidated financial condition, results of operations or cash flows. We did not adopt certain provisions of this statement until January 1, 2009 as they relate to non-financial assets and non-financial liabilities that are not recognized or disclosed at fair value in the consolidated financial statements on a recurring basis.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP No. 157-4”), which provides additional guidance for estimating fair value in accordance with SFAS No. 157, when the volume and level of activity for an asset or liability have significantly decreased. FSP No. 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP No. 157-4 is effective for interim reporting periods ending after June 15, 2009, or June 30, 2009 for us, with early adoption permitted. We do not expect the adoption of FSP No. 157-4 to have a material impact on our consolidated financial condition, results of operations or cash flows. For additional information regarding the adoption of SFAS No. 157, see Note 33 of the notes to our consolidated financial statements.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities. This fair value option is available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. We adopted SFAS No. 159 on January 1, 2008. However, there was no impact to our financial statements for the year ended December 31, 2008 as a result of our adoption of SFAS No. 159, as we did not elect the fair value option for any qualified assets or liabilities during the year ended December 31, 2008.

Staff Accounting Bulletin (“SAB”) No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings”

In November 2007, the Securities and Exchange Commission issued SAB No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings” (“SAB No. 109”), which became effective for us on January 1, 2008. SAB No. 109 supersedes SAB No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB No. 105”) and states, consistent with the guidance in SFAS No. 156 and SFAS No. 159, that the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB No. 109 retains the view expressed in SAB No. 105 that internally developed intangible assets (such as customer relationship intangible assets) should not be recorded as part of the fair value of a derivative loan commitment and broadens its application to all written loan commitments that are accounted for at fair value through earnings. We adopted SFAS No. 109 on January 1, 2008 and the impact of adoption was not material to our consolidated financial condition, results of operations or cash flows.

SFAS No. 141(R), “Business Combinations”

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) applies to all transactions or other events in which an entity obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. SFAS No. 141(R) modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100% of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS No. 141(R) requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS No. 141(R) also modifies the accounting for certain acquired income tax assets and liabilities. SFAS No. 141(R) has been effective for us since January 1, 2009, and is applied prospectively. Our management is currently evaluating the impact of the adoption of SFAS No. 141(R) on our consolidated financial condition, results of operations and cash flows.

SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 applies to all entities that prepare consolidated financial statements, except for not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 will be applied prospectively as of the beginning of the fiscal year of its adoption. We have adopted SFAS No. 160 as of January 1, 2009. Our management does not expect the adoption of SFAS No.160 to have a material impact on our consolidated financial condition, results of operations or cash flows.

FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”

In February 2008, the FASB issued FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP No. 140-3”). FSP No. 140-3 applies to repurchase financings under repurchase agreements that relate to previously transferred financial assets between the same counterparties that are entered into contemporaneously with, or in contemplation of, the initial transfer. FSP No. 140-3 is effective for fiscal years beginning after November 15, 2008, which is January 1, 2009 with respect to us, and will be applied prospectively to initial transfers and repurchase financings for which the initial transfer is executed on or after January 1, 2009. Our management does not expect the adoption of FSP No. 140-3 to have a material impact on our consolidated financial condition, results of operations or cash flows in future periods.

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”

In March 2008, the FASB issued SFAS No.161, “Disclosures About Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 establishes, among other things, the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Our management is currently evaluating the impact of the adoption of SFAS No.161 on our consolidated financial condition, results of operations and cash flows.

FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP No. 142-3”). FSP No. 142-3 applies to recognized intangible assets that are accounted for pursuant to SFAS No. 142. FSP No. 142-3 is effective for fiscal years beginning after December 15, 2008, which is January 1, 2009 with respect to us. The guidance for determining the useful life of a recognized intangible asset will be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements will be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. Our management does not expect the adoption of FSP No. 142-3 to have a material impact on our consolidated financial condition, results of operations or cash flows in future periods.

SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. GAAP. SFAS No. 162 will be effective 60 days following the approval by the U.S. Securities and Exchange Commission of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” Our management does not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial condition, results of operations or cash flows in future periods.

FSP Accounting Principles Board (“APB”) 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 nullifies Emerging Issues Task Force (“EITF”) Issues No. 90-19, “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion” and No. 03-7, “Accounting for the Settlement of the Equity-Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to Be Settled in Stock (Instrument C of Issue No. 90-19).” FSP APB 14-1 amends EITF Issues No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” No. 99-1, “Accounting for Debt Convertible into the Stock of a Consolidated Subsidiary,” No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instrument,” No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share,” No. 05-1, “Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer’s Exercise of a Call Option” and No. 06-7, “Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No.133.” FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Our management does not expect the adoption of FSP APB 14-1 to have a material impact on our consolidated financial condition, results of operations or cash flows in future periods.

EITF on Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”

Derivative contracts on a company’s own stock may be accounted for as equity instruments, rather than as assets and liabilities, only if they are both indexed solely to the company’s stock and may be settled in shares. In

June 2008, the FASB ratified the consensus reached by the EITF on Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). Under EITF 07-5, an instrument (or embedded feature) would not be considered indexed to an entity’s own stock if its settlement amount is affected by variables other than those used to determine the fair value of a “plain vanilla” option or forward contract on equity shares, or if the instrument contains a feature (such as a leverage factor) that increases exposure to those variables. An equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. Issue 07-5 is effective for us from January 1, 2009, and our management is currently evaluating the impact of adopting EITF 07-5 on our consolidated financial condition, operating results and cash flows.

FSP No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees”

In September 2008, the FASB issued FSP No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees.” FSP No. FAS 133-1 and FIN 45-4 amends SFAS No. 133 and FASB Interpretation No. 45. FSP No. FAS 133-1 and FIN 45-4 requires the disclosure of the maximum potential amount of future payments, the related fair value and the current status of the payment/performance risk for certain guarantees and credit derivatives sold. For additional information regarding the adoption of FAS No. FAS 133-1 and FIN 45-4, see Note 34 of the notes to our consolidated financial statements.

FSP No. FAS 140-4 and FIN 46R-8, “Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities”

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46R-8, “Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP No. FAS 140-4 and FIN 46R-8”). FSP No. FAS 140-4 and FIN 46R-8 amends the disclosure requirements of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and FIN 46R and is effective for the first reporting period ending after December 15, 2008, which is the year ended December 31, 2008 with respect to us. Our adoption of FSP No. FAS 140-4 and FIN 46R-8 did not have a material impact on our consolidated financial condition, results of operations or cash flows.

FSP No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20”

In January 2009, the FASB issued FSP No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” (“FSP No. 99-20-1”). FSP No. 99-20-1 amends the impairment guidance in EITF No. 99-20 to align impairment guidance in EITF 99-20 with that in SFAS No. 115 and related impairment guidance. FSP No. 99-20-1 applies to beneficial interests within the scope of EITF 99-20 and is effective for periods ending after December 15, 2008, which is the year ended December 31, 2008 with respect to us. The adoption of FSP No. 99-20-1 did not have a material impact on our consolidated financial condition, results of operations or cash flows.

FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-, 2. “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP No. 115-2 and 124-2”). FSP No. 115-2 and 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities and the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. FSP No. 115-2 and 124-2 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP No. 115-2 and 124-2 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted. We did not early adopt FSP No. 115-2 and 124-2. Our management expects the adoption of FSP No. 115-2 and 124-2 to decrease the impact of impairments on our results of operations in future periods when compared to the impact our management believes would have occurred without this new accounting standard. Our management is currently evaluating the impact of the adoption of FSP No. 115-2 and 124-2 to our consolidated financial condition, results of operations and cash flows.

FSP No. FAS 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”

In April 2009, the FASB issued FSP No. FAS 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP No. 141R-1”). FSP No. 141R-1 amends and clarifies SFAS No. 141R to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP No. 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008, which is January 1, 2009 with respect to us. The adoption of FSP No. 141R-1 did not have an impact on our consolidated financial condition, results of operations or cash flows.

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

Consolidated income statement data under Korean GAAP

	As of December 31,
	2006		2007		2008		2008(1)
	(in billions of Won, except per share data)						(in millions of US$, except per share data)
Interest and dividend income(2)	(Won)	9,998	(Won)	13,116	(Won)	16,937	US$	13,421
Interest expense		5,583		7,920		10,742		8,512

Net interest income		4,415		5,196		6,195		4,909
Provision for loan losses		824		647		1,628		1,290

Net interest income after provision for loan losses		3,591		4,549		4,567		3,619
Commission income		1,495		1,775		1,778		1,409
Other non-interest income		7,734		11,759		68,186		54,030
Non-interest expense		10,619		15,167		73,417		58,175

Operating income		2,201		2,916		1,114		883
Non-operating income		944		137		203		161
Non-operating expense		231		129		127		101

Income before income tax expense		2,914		2,924		1,190		943
Income tax expense (benefit)		725		800		603		478

Income before minority interests		2,189		2,124		587		465
Minority interest in earnings of consolidated subsidiaries		(160)		(185)		(133)		(105)

Net income	(Won)	2,029	(Won)	1,939	(Won)	454	US$	360

Per common share data:
Earnings per share-basic	(Won)	2,518	(Won)	2,406	(Won)	564	US$	447
Earnings per share-diluted		2,518		2,406		564		447
Cash dividends per share		600		250		—		—
Stock dividends per share		—		—		—		—

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)1,262.0 to US$1.00, the noon buying rate in effect on December 31, 2008 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Commencing with the year ended December 31, 2005, interest and fees on credit card installment purchases and merchant fees have been reclassified from non-interest income to interest income.

Consolidated balance sheet data under Korean GAAP

	As of December 31,
	2006		2007		2008		2008(1)
	(in billions of Won)						(in millions of US$)
Cash and due from banks	(Won)	10,675	(Won)	14,985	(Won)	19,968	US$	15,823
Trading securities		12,870		16,228		16,502		13,076
Investment securities		33,444		32,000		30,213		23,941
Loans		142,972		170,030		200,585		158,942
Less: allowance for loan losses and present value discounts		(2,118)		(2,395)		(3,546)		(2,810)
Fixed assets		2,840		2,639		2,797		2,216
Other assets		11,314		16,165		24,475		19,394

Total assets	(Won)	211,997	(Won)	249,652	(Won)	290,994	US$	230,582

Deposits	(Won)	129,023	(Won)	146,583	(Won)	170,225	US$	134,885
Borrowings		23,403		30,608		34,850		27,615
Debentures, net of discounts		27,781		35,432		39,868		31,591
Other liabilities		18,365		22,012		31,743		25,153

Total liabilities		198,572		234,635		276,686		219,244
Minority interest in consolidated subsidiaries		1,487		1,954		2,101		1,665
Stockholders’ equity		11,938		13,063		12,207		9,673

Total liabilities, minority interest and stockholders’ equity	(Won)	211,997	(Won)	249,652	(Won)	290,994	US$	230,582

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)1,262.0 to US$1.00, the noon buying rate in effect on December 31, 2008 as quoted by the Federal Reserve Bank of New York in the United States.

Ratios under Korean GAAP

	Year ended December 31,
	2006	2007	2008
	(Percentages)
Woori Finance Holdings:
Net income as a percentage of:
Average total assets	1.08%	0.85%	0.17%
Average stockholders’ equity	18.74	15.39	3.47%
Dividend payout ratio(1)	23.83	10.37	—
Net interest spread(2)	3.31	3.03	2.78
Net interest margin(3)	2.61	2.43	2.27
Expense-to-revenue ratio(4)	43.89	45.16	52.68%
Average stockholders’ equity as a percentage of average total assets	5.71	5.51	4.76
Woori Bank:
Net income as a percentage of:
Average total assets	1.10	0.97	0.11
Average stockholders’ equity	15.65	15.06	1.94
Dividend payout ratio(1)	25.86	11.27	1.05
Net interest spread(2)	3.28	2.99	2.71
Net interest margin(3)	2.61	2.45	2.24
Expense-to-revenue ratio(4)	45.24	42.46	43.42
Average stockholders’ equity as a percentage of average total assets	7.04	6.42	5.81

(1)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.
(2)	Net interest spread represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(3)	Net interest margin represents the ratio of net interest income to average interest-earning assets.
(4)

Represents the ratio of general and administrative expenses to adjusted operating income. Adjusted operating income represents operating income before loan loss provisions and general administrative expenses.

Capital, liquidity and leverage ratios under Korean GAAP

	December 31,
	2006	2007	2008
	(Percentages)
Capital ratios :
Consolidated capital adequacy ratio of Woori Finance Holdings(1)	—	11.53%	10.90%
Total capital adequacy ratio of Woori Bank(2)	11.60%	11.70	11.68
Tier I(2)	7.13	7.81	7.69
Tier II(2)	4.47	3.90	3.99
Liquidity ratios :
Won liquidity ratio of Woori Finance Holdings(3)	936.60	269.30	650.66
Won liquidity ratio of Woori Bank(4)	113.44	111.63	110.02
Foreign currency liquidity ratio of Woori Bank(5)	104.59	104.65	97.54
Leverage ratio:
Ratio of acquisition price to net assets of Woori Finance Holdings(6)	43.01	39.36	50.24

(1)

Under guidelines of the Financial Services Commission which became applicable in 2007, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8%. This computation is based on our consolidated financial statements prepared in accordance with Korean GAAP. See “—Financial Condition—Capital Adequacy.”

(2)

Woori Bank accounted for 78.4% of our total assets as of December 31, 2008. The capital adequacy ratio of Woori Bank is computed in accordance with the guidelines issued by the Financial Services Commission, and the capital adequacy ratio as of December 31, 2008 has been computed in accordance with Basel II. Under the guidelines of the Financial Services Commission, Woori Bank is required to maintain a minimum capital adequacy ratio of 8%. This computation is based on Woori Bank’s consolidated financial statements prepared in accordance with Korean GAAP. See “—Financial Condition—Capital Adequacy.”

(3)

For 2008, defined as the ratio of Won currency assets due within one month, including marketable securities, to Won liabilities due within one month. For 2006 and 2007, defined as the ratio of Won currency assets due within three months, including marketable securities, to Won liabilities due within three months. This ratio should not be less than 100% on a non-consolidated basis, under the Regulation on Finance Holding Companies.

(4)

For 2008, defined as the ratio of Won currency assets due within one month, including marketable securities, to Won liabilities due within one month. For 2006 and 2007, defined as the ratio of Won currency assets due within three months, including marketable securities, to Won liabilities due within three months. This ratio should not be less than 100% on a non-consolidated basis, under the Regulation on Supervision of Banking Business.

(5)

Defined as the ratio of foreign currency assets due within three months, including marketable securities, to foreign currency liabilities due within three months. This ratio should not be less than 85% on a non-consolidated basis, under the Regulation on Supervision of Banking Business.

(6)	Defined as the ratio of the acquisition prices of all subsidiaries in aggregate to the amount of net assets. This ratio should not be more than 100%, under the Financial Holding Company Act.

Asset quality data under Korean GAAP

	December 31,
	2006		2007		2008
	(in billions of Won)
Woori Finance Holdings:
Non-performing loans(1)	(Won)	1,587	(Won)	1,244	(Won)	2,601
Allowance for loan losses		2,245		2,412		3,630
Non-performing loans as a percentage of total loans		1.08%		0.71%		1.24%
Non-performing loans as a percentage of total assets		0.75		0.50		0.89
Allowance for loan losses as a percentage of non-performing loans		141.50		193.96		139.55
Allowance for loan losses as a percentage of total loans		1.53		1.38		1.74

Woori Bank:
Non-performing loans(1)	(Won)	1,196	(Won)	920	(Won)	2,100
Non-performing loans as a percentage of total loans		0.97%		0.63%		1.19%
Non-performing loans as a percentage of total assets		0.63		0.42		0.85
Precautionary loans as a percentage of total loans		0.92		0.74		2.02
Precautionary and below loans as a percentage of total loans		1.89		1.37		3.22
Precautionary and below loans as a percentage of total assets		1.24		0.92		2.30
Allowance for loan losses as a percentage of non-performing loans		148.14		211.38		144.07
Allowance for loan losses as a percentage of precautionary and below loans		75.84		96.75		53.48
Allowance for loan losses as a percentage of total loans		1.43		1.33		1.72

(1)	Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria.

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

	As of or for the year ended December 31, 2008
	(in billions of Won)
Korean GAAP net income	(Won)	454
1. Loans		(98)
2. Securities		(229)
3. Derivatives		246
4. Deferred loan costs		1
5. Fixed assets		(10)
6. Intangible assets		(11)
7. Tax effect of deficit equity reduction		0
8. Minority interest		14
9. Reversal effect of Daewoo Construction sale		(202)
10. Goodwill impairment		(62)
11. Others	(Won)	(104)

Total of adjustments		(455)
Tax effect of adjustments	(Won)	151

U.S. GAAP net income	(Won)	150

Korean GAAP stockholders’ equity	(Won)	12,207
1. Loans		700
2. Securities		(997)
3. Derivatives		226
4. Deferred loan costs		86
5. Fixed assets		(134)
6. Intangible assets		2
7. Tax effect of deficit equity reduction		0
8. Minority interest		0
9. Reversal effect of Daewoo Engineering & Construction Co., Ltd. sale		(251)
10. Goodwill impairment		(53)
11. Others		47

Total of adjustments		(374)
Tax effect of adjustments		87

U.S. GAAP stockholders’ equity	(Won)	11,920

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

Under Korean GAAP, the allowance for loan losses is generally established based on the classification guidelines promulgated by the Financial Services Commission, which require that the minimum allowance be established based on the classification of the loan. We have generally used these guidelines in establishing the minimum reserves and have additionally considered loan loss provisioning guidelines announced by the Financial Services Commission in November 2004. These guidelines include a requirement that banks take into account “expected losses” with respect to credits in establishing their allowances for loan losses.

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

9. In 2006, we disposed of shares of Daewoo Engineering & Construction common stock, which we held as investment securities, following its conclusion of a workout program. Subsequently, we participated as a member of a consortium to purchase shares of Daewoo Engineering & Construction common stock. Under Korean GAAP, we recognized the gain from the sale of such investment securities. The sale was not recognized under U.S. GAAP.

10. Under Korean GAAP, goodwill is amortized using the straight-line method over its useful life, not to exceed 20 years. Under U.S. GAAP, goodwill is not amortized but tested for impairment on an annual basis.

11. This adjustment reflects the effect of miscellaneous items, which are not individually material.

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

Board of Directors

Our board of directors has the ultimate responsibility for managing our affairs. The board currently comprises one standing director and seven outside directors. Standing directors are directors who are full-time executive officers of Woori Finance Holdings, while outside directors are directors who are not full-time executive officers.

Our articles of incorporation provide that the board can have no more than 15 directors. Standing directors must comprise less than 50% of the total number of directors and there must be at least three outside directors. Each standing director is elected for a three-year term of office, and each outside director is elected for a one-year term of office. However, such term of office is extended until or reduced to, as the case may be, the close of the annual general meeting of stockholders convened in respect of the last fiscal year of the director’s term of office. These terms are subject to the Korean Commercial Code, the Financial Holding Company Act and related regulations. Each director may be re-elected, subject to these laws and regulations.

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

Standing Directors

Our standing director is as follows:

Name	Age	Position	Director Since
Pal Seung Lee	65	Chairman and Chief Executive Officer	June 27, 2008

Our standing director is not involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Pal Seung Lee was elected executive director in June 2008. Prior to that, he was the representative director of the Seoul Philharmonic Orchestra, chief executive officer of Woori Investment & Securities and executive managing director of Hanil Bank. Mr. Lee holds a Bachelor of Law and a Master of Business Administration from Korea University.

Outside Directors

Our outside directors are selected based on their experience and knowledge in diverse areas, which include law, finance, economies, management and accounting. We currently have seven outside directors. All were nominated by the Outside Director Candidate Recommendation Committee and approved by our shareholders.

Our outside directors are as follows:

Name	Age	Position	Director Since	Year Term Ends(1)
Hi-Bock Kang	63	Outside Director	March 27, 2009	2010
Young-Ho Lee	60	Outside Director	March 27, 2009	2010
Hak-Jin Kim	53	Outside Director	March 27, 2009	2010
Doo-Hee Lee	52	Outside Director	March 27, 2009	2010
Hun Lee	48	Outside Director	March 27, 2009	2010
Min-Joon Bang	59	Outside Director	March 28, 2008	2010
Hi-Taek Shin	57	Outside Director	March 28, 2008	2010

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Hi-Bock Kang was elected as an outside director in March 2009. He is currently the executive director of the Market Economy Research Institute, and was formerly the chief executive officer of Korea Minting and Security Printing Corporation. He holds a Bachelor and Masters degree in Public Administration from Seoul National University.

Young-Ho Lee was elected an outside director in March 2009. He is currently an advisor at Kim & Chang, and was formerly the chairman of the Market Oversight Commission of the Korea Exchange. He holds a Bachelor of Law from Korea University.

Hak-Jin Kim was elected an outside director in March 2009. He is currently the director general of the Department of Planning and Coordination at the KDIC. He holds a Bachelor of Economics from Chung-Ang University.

Doo-Hee Lee was elected an outside director in March 2009. He is currently a professor at the College of Business Administration, Korea University. He holds a B.B.A from Korea University and a Masters and Ph.D. in Business Administration from Michigan State University.

Hun Lee was elected an outside director in March 2009. He is currently the co-head of The Lawyers for Citizens, and was formerly a lawyer at Barun Law. He holds a Bachelor of Law from Chung-Ang University.

Min-Joon Bang was elected an outside director in March 2008. He was formerly the Arbitration Commissioner of the Press Arbitration Commission and the head of the editorial desk at Korea Times. He holds a Bachelor’s degree in Korean Language and Literature from Seoul National University.

Hi-Taek Shin was elected an outside director in March 2008. He is currently a professor at the College of Law at Seoul National University. He was formerly associated with Kim & Chang. He holds a Bachelor’s and a Master’s degree in Law from Seoul National University and a J.S.D. from Yale Law School.

If any director wishes to enter into a transaction with us in his or her personal capacity, he or she must obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting during which the board approves the transaction.

Executive Officers

In addition to the standing director who is also our executive officer, we currently have the following six executive officers.

Name	Age	Position
Kyung-Dong Kim	57	Senior Managing Director
Sang-Koo Youn	53	Senior Managing Director
Gong-Pil Choi	50	Senior Managing Director
Sook-Kyo Kwon	51	Managing Director
In Chul Park	55	Managing Director
Jong-Oun Kim	51	Managing Director

Kyung-Dong Kim serves as a senior managing director in charge of synergy promotion and IT planning. Prior to that, he was an executive vice president of Woori Bank. He holds a Bachelor of Business Administration from Myongji University.

Sang-Koo Youn serves as a senior managing director in charge of research, human resources, management support and public relations. Prior to that, he was an executive vice president of Woori Bank. He holds a Bachelor of Law from Yonsei University.

Gong-Pil Choi serves as a senior managing director in charge of investor relations, risk management and audit and management inspection. Prior to that, he was a senior researcher at the Korea Institute of Finance. He holds a Ph.D in Economics from the University of Virginia and a Bachelor of English from Hankuk University of Foreign Studies.

Sook-Kyo Kwon serves as a managing director in charge of IT planning. Prior to that, she was a team leader of our IT Planning Department. She holds a Master of Business Administration from Sogang University and a Bachelor and Masters of Mathematics from Ewha Womans University.

In Chul Park serves as a managing director in charge of strategy and control tower, financial planning and financial accounting. Prior to that, he was head of the public relations department at Woori Bank. He holds a Master of Business Administration from Yonsei University and a Bachelor of Business Administration from Konkuk University.

Jong-Oun Kim serves as a managing director in charge of public relations. Prior to that, he was head of the Los Angeles branch of Woori Bank. He holds a Ph.D in Business Administration from Chung-Ang University, a Master of Business Administration from Pepperdine University and a Bachelor of Food Science and Technology from Chung-Ang University.

None of the executive officers is involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Item 6B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2008 to our chairman and chief executive officer, our outside directors and our other executive officers was (Won)2,982 million. In 2008, we recorded additional provisions of (Won)82 million for allowances for severance and retirement benefits for those directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

In December 2002, our board of directors approved a stock option plan for our chairman and chief executive officer and 61 of our other directors and officers and those of our subsidiaries. In accordance with this plan, we granted stock options to our directors and officers, as well as to directors and officers of our subsidiaries. The exercise period for all such stock options expired on December 4, 2008 and was not extended.

In 2008, we did not grant any stock options and, accordingly, did not recognize any compensation expense for stock options granted under our stock option plan.

Item 6C.	Board Practices

See “Item 6A. Directors and Senior Management—Board of Directors” and “Item 6B. Compensation” for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have nine management committees that serve under the board:

•	the Management Committee;

•	the Business Development and Compensation Committee;

•	the Risk Management Committee;

•	the Audit Committee;

•	the Standing Directors Committee;

•	the Ethics Committee;

•	the Outside Directors Recommendation Committee;

•	the MOU Evaluation Committee; and

•	the Audit Committee Member Candidate Recommendation Committee.

The board appoints each member of these committees except for members of the Audit Committee, who are elected by our stockholders at the annual general meeting.

Management Committee

This committee consists of one standing director and four outside directors: Pal Seung Lee, Hi Bock Kang, Young Ho Lee, Min Joon Bang and Hi Taek Shin. The chairman is Pal Seung Lee. This committee, which functions as a steering committee, enables broad management oversight of our operations. It is responsible for the following:

•	setting rules and procedures for operations of our board and its various committees;

•	resolving issues relating to critical management-related matters like restructuring;

•	formulating management strategies and policies; and

•	determining policies to enhance our corporate governance structure.

This committee holds regular meetings every six months.

Business Development and Compensation Committee

This committee consists of three outside directors: Young Ho Lee, Hi Taek Shin and Doo Hee Lee. The chairman is Young Ho Lee. It is responsible for all matters relating to the following:

•	management’s performance in developing our business;

•	setting goals and targets with respect to and evaluating executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every six months.

Risk Management Committee

This committee consists of one standing director and four outside directors: Pal Seung Lee, Hi Bock Kang, Young Ho Lee, Hak Jin Kim and Hun Lee. The chairman is Pal Seung Lee. It oversees and makes determinations on all issues relating to our group-wide, standardized risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset and liability management. The major roles of the Group Risk Management Committee include:

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

Audit Committee

This committee consists of four outside directors: Young Ho Lee, Doo Hee Lee, Min Joon Bang and Hi Taek Shin. The chairman is Hi Taek Shin. It reviews all audit and compliance-related matters and makes recommendations to our board. This committee also is responsible for the following:

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

Standing Directors Committee

This committee currently consists of our standing director, Pal Seung Lee, who is the chairman. This committee is an operational committee that oversees decisions with respect to our operational and management matters. The committee holds meetings whenever it is deemed necessary.

Ethics Committee

This committee consists of one standing director and four outside directors: Pal Seung Lee, Min Joon Bang, Hak Jin Kim, Doo Hee Lee and Hun Lee. The chairman is Min Joon Bang. It is responsible for the following:

•	implementing our code of ethics and amending it when necessary;

•	managing our ethics policies, including developing procedures and standards of conduct to ensure compliance; and

•	evaluating our performance under our code of ethics.

This committee holds regular meetings every year.

Outside Directors Recommendation Committee

This committee consists of one standing director and four outside directors: Pal Seung Lee, Hi Bock Kang, Hak Jin Kim, Doo Hee Lee and Hun Lee. The chairman is Hi Bock Kang. It is responsible for the following:

•	searching for potential outside director candidates; and

•	reviewing and nominating outside director candidates.

This committee holds meetings when a outside director needs to be appointed.

MOU Evaluation Committee

This committee consists of the entire board of directors: Pal Seung Lee, Hi Bock Kang, Young Ho Lee, Hak Jin Kim, Doo Hee Lee, Hun Lee, Min Joon Bang and Hi Taek Shin. The chairman is Pal Seung Lee. It is responsible for the following:

•	evaluating MOU target attainment performances of us and our subsidiaries; and

•	overseeing and managing the MOU steering committee.

This committee holds regular meetings every three months.

Audit Committee Member Candidate Recommendation Committee

This committee, which was first formed in January 2008, consists of seven outside directors: Hi Bock Kang, Young Ho Lee, Hak Jin Kim, Doo Hee Lee, Hun Lee, Min Joon Bang and Hi Taek Shin. The chairman is Hi Bock Kang. It is responsible for the following:

This committee holds meetings when an audit committee member needs to be appointed.

Item 6D.	Employees

As of December 31, 2008, we had a total of 53 full-time employees, including five officers, at our financial holding company. The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

	As of December 31,
	2006	2007	2008
Full-time employees	15,528	19,575	20,283
Contractual employees	7,745	4,582	4,908

Total	23,273	24,157	25,191

Approximately 76.1 % of our employees are members of the Korea Financial Industry Union. Since we were established in April 2001, neither we nor any of our subsidiaries has had any significant labor disputes, although we have made certain concessions to our labor unions. See “Item 3D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize and integrate our operations.” In connection with our restructuring process, we have placed a high priority on improving our relationships with our employees and maintaining an atmosphere of trust and cooperation between our labor and management.

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

We have introduced a “wage peak” system as a result of an agreement reached with our employees in 2005. Under the system, an employee’s wages reach a certain peak and then are gradually reduced as the employee reaches retirement age. This will allow the retirement age to be extended by two years to age 60 under the new system, while our employees’ wages would be cut incrementally from age 55. We believe that this system is beneficial both for us and our employees as it will encourage early retirements and reduce costs, while allowing employees to defer their retirement by one year. We are also planning to extend a performance-based pay system to all of our employees, as it currently applies only to those who are in the position of vice chief of a department or higher as well as certain departments (such as the Investment Finance department).

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

In accordance with our internal policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of their employment, to receive a lump sum severance payment based upon the length of their service and the rate of pay at the time of termination. Such employees are entitled to receive a lump-sum equivalent to the average of 30 days’ pay for each year of service. We make provisions for accrued severance benefits based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2008, accrued severance benefits were (Won)158 billion, which represented 100% of the amount required under Financial Services Commission guidelines. As of December 31, 2008, approximately 69.0% of accrued severance benefits were deposited with insurance companies and other banks. Under Korean law, we may not terminate full time employees except under certain circumstances.

In 2006, 2007 and 2008 we paid (Won)16 billion, (Won)17 billion and (Won)15 billion, respectively, for the training of our employees in specialist areas by local and foreign training institutes.

Item 6E.	Share Ownership

Common Stock

As of May 31, 2009, the persons who are currently our directors or executive officers, as a group, held an aggregate of 19,400 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Stock Options

As of December 31, 2008, our directors and executive officers did not hold any stock options. In December 2002, we granted stock options to directors and executive officers of us and certain of our subsidiaries. The exercise period for all such stock options expired on December 4, 2008 and was not extended.

Item 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at March 31, 2009 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock	Percentage of Total Shares on a Fully Diluted Basis
KDIC	588,158,609	72.97	72.97

As of May 31, 2009, our chairman and chief executive officer owned 15,000 shares of our common stock, our executive officers, excluding our chairman and chief executive officer, collectively owned 4,400 shares of our common stock, and our outside directors did not own any shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of March 31, 2009.

Item 7B.	Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which as of December 31, 2008 owned 72.97% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4B. Business Overview—Assets and Liabilities.”

We and our subsidiaries have entered into memoranda of understanding with the KDIC, under which we and our subsidiaries must meet business normalization targets or specific financial targets, or the KDIC has the right to impose sanctions on our directors or employees or to require us or our subsidiaries to take certain actions. In addition, as of December 31, 2008, we owned (Won)540 billion of debentures issued by the KDIC, representing 1.0% of our investment securities. As of December 31, 2008, we also had loans outstanding to the KDIC in the aggregate amount of (Won)26 billion. These loans were provided in connection with the public funds injected into us and our subsidiaries. The loans bore interest at the weighted average rate of 6.2% in 2008.

In 2008, we entered into three loan agreements with Woori Financial, our subsidiary, to lend an aggregate of (Won)170 billion. As of May 31, 2009, (Won)150 billion of such loans remained outstanding to Woori Financial. In March 2009, we entered into a loan agreement with Woori F&I, our wholly-owned subsidiary, to lend (Won)40 billion. As of May 31, 2009, (Won)40 billion of such loan remained outstanding to Woori I&S.

As of December 31, 2006, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)39 million. As of December 31, 2007, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)69 million. As of December 31, 2008, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)29 million. For additional information regarding our transactions with related parties, see Note 37 of the notes to our consolidated financial statements.

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

See “Item 18. Financial Statements” and pages F-1 through F-91.

Legal Proceedings

As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.

Woori Finance Holdings

In April 2005, Shinhan Bank and eight other Korean banks filed a lawsuit at the Seoul Division of the Korean Intellectual Property Tribunal against us, claiming that the trademark “Woori Bank” is invalid and in violation of the Trademark Law of Korea and the Unfair Competition Prevention and Trade Secret Protection Act of Korea. In October 2005, the tribunal dismissed the lawsuit. In November 2005, these banks filed another related lawsuit at the Patent Court of Korea. In July 2007, the Patent Court ruled in favor of the plaintiffs in part, and both the plaintiffs and we appealed the ruling to the Supreme Court of Korea. In May 2009, the Supreme Court of Korea ruled in favor of the plaintiffs.

Woori Bank

In December 1998, Hanil Bank (since renamed Woori Bank) was named as the defendant in a lawsuit filed by Ilsung Pharmaceuticals Co., Ltd, which claimed damages of (Won)30 billion. Ilsung Pharmaceuticals alleged that Hanil Bank had illegally reduced its capital. In December 2003, the Seoul District Court dismissed the claim, and Ilsung Pharmaceuticals appealed the decision to the appellate court in January 2004. In January 2007, the appellate court dismissed the appeal. Ilsung Pharmaceuticals appealed the appellate court’s decision to the Supreme Court of Korea in February 2007, where the lawsuit is currently pending.

In connection with certain lawsuits against Hanvit Bank (the predecessor to Woori Bank) and other defendants filed in the United States by various investors regarding alleged fraud by Lernout & Hauspie Speech Products, which ended in 2006 with the dismissal of all of the plaintiffs’ claims, in August 2005, Lernout & Hauspie filed a lawsuit in the U.S. District Court for the Southern District of New York against Woori Bank and the other domestic banks named as defendants in the previous lawsuits, alleging that the banks’ non-recourse loan transaction with Lernout & Hauspie’s Korean subsidiary had contributed to Lernout & Hauspie’s improper accounting. In 2006, the U.S. District Court for the Southern District of New York dismissed the complaint, and the plaintiff has since filed an amended complaint with the court which is currently pending.

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

Commencing in 2005, Woori Bank marketed and sold investment fund products known as the “Woori Power Income Funds,” created and managed by Woori Credit Suisse Asset Management, to customers in Korea. The funds have experienced significant declines in value, principally as a result of investments made in securities and derivative instruments of troubled financial institutions in the U.S. and elsewhere. In November 2008, in response to complaints filed by customers who suffered losses as a result of their investment in these products, the Financial Supervisory Service ruled that Woori Bank should compensate such customers for 50% of the investment losses they suffered due to its failure to adequately disclose the risks associated with an investment in the products. In accordance with such ruling, Woori Bank has made compensation payments to customers in the aggregate amount of approximately (Won)14 billion through April 30, 2009. Certain customers who invested in these products through Woori Bank have opted to file lawsuits against Woori Bank based on its alleged failure to adequately disclose such risks, in order to obtain higher levels of compensation. As of April 30, 2009, the aggregate amount claimed against Woori Bank in such lawsuits was approximately (Won)8 billion. Additional lawsuits may be filed against Woori Bank with respect to its sales of such products, and the final outcome of such litigation remains uncertain.

In 2008, certain of Woori Bank’s customers filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who have purchased KIKO products from Woori Bank are required to make large payments to the Bank. Two companies have filed lawsuits against Woori Bank alleging that the contracts under which the relevant KIKO products were sold by Woori Bank should be nullified and that Woori Bank should return payments received thereunder. The aggregate amount of such claims, as of April 30, 2009, was (Won)3 billion, and such amount may increase as the lawsuits progress or in the event of further depreciation of the Won against U.S. dollar. Furthermore, as of April 30, 2009, four companies had filed motions for a preliminary injunction against Woori Bank in connection with KIKO products sold by it. In April and May 2009, one such preliminary injunction motion was ruled in Woori Bank’s favor by the trial court, one was ruled against Woori Bank by the trial court and one was withdrawn. Additional lawsuits and motions for preliminary injunctions may be filed against Woori Bank with respect to KIKO products, and the final outcome of such litigation remains uncertain.

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

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by Woori Finance Holdings and its predecessor with respect to each of the five years ended December 31, 2008. The dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Common Share	Dividends Per Preferred Share	Total Amount Of Cash Dividends Paid
	(in Won)		(in millions of Won)
2004	150	—	119,468
2005	400	—	322,406
2006	600	—	483,608
2007	250	—	201,500
2008	—	—	—

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

Market Price Information

The principal trading market for our common stock is the KRX KOSPI Market. Our common stock, which is in registered form and has a par value of (Won)5,000 per share of common stock, has been listed on the KRX KOSPI Market since June 24, 2002 under the identifying code 053000. As of the date of this annual report, we have 806,012,780 shares of common stock outstanding. Our ADSs have been listed on the New York Stock Exchange and are identified by the symbol “WF” since September 29, 2003 under the CUSIP number 981063100.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	KRX KOSPI Market					New York Stock Exchange(1)
	Closing Price Per Common Stock				Average Daily Trading Volume	Closing Price Per ADS				Average Daily Trading Volume
	High		Low			High		Low
					(in thousands of shares)					(in shares)
2004
First Quarter	(Won)	9,250	(Won)	6,800	1,810	US$	25.20	US$	17.95	4,898
Second Quarter		9,180		6,420	1,841		23.50		17.00	2,644
Third Quarter		8,200		6,500	2,781		22.00		16.45	1,595
Fourth Quarter		8,900		7,700	1,912		25.25		20.55	959
2005
First Quarter		10,700		8,220	2,443		23.50		31.60	2,141
Second Quarter		10,300		8,970	1,339		30.30		27.75	1,486
Third Quarter		15,950		10,150	2,402		46.85		29.00	2,839
Fourth Quarter		20,650		14,900	3,205		61.47		43.00	6,284
2006
First Quarter		20,250		17,050	2,305		63.55		52.79	13,706
Second Quarter		22,800		16,800	2,111		74.70		51.60	11,730
Third Quarter		20,200		17,950	1,812		63.84		56.41	3,863
Fourth Quarter		22,300		19,850	1,484		72.27		62.17	4,381
2007
First Quarter		25,800		20,100	1,961		83.33		65.15	6,820
Second Quarter		24,350		21,350	3,852		79.10		69.76	8,190
Third Quarter		25,250		20,350	3,304		83.79		65.68	12,105
Fourth Quarter		22,000		16,500	4,164		74.48		51.71	16,794
2008
First Quarter		19,200		15,600	2,720		62.04		46.97	7,775
Second Quarter		20,950		16,650	2,780		61.01		49.71	4,703
Third Quarter		16,650		11,700	4,612		48.60		26.26	12,158
Fourth Quarter		13,300		5,050	11,166		32.45		8.72	26,002
2009
January		8,770		6,270	10,860		19.29		14.25	24,090
February		8,000		5,910	8,440		17.39		11.61	9,889
March		7,820		5,770	10,819		17.52		10.56	10,495
April		10,250		7,380	15,595		23.25		16.75	21,600
May		12,150		10,400	12,432		29.90		23.56	20,100
June (through June 19)		11,750		10,100	6,985		28.70		23.85	13,602

Source: KRX KOSPI Market; New York Stock Exchange.

(1)	Each ADS represents the right to receive three shares of our common stock. Trading of our ADSs on the New York Stock Exchange commenced on September 29, 2003.

Item 9B.	Plan of Distribution

Not Applicable

Item 9C.	Markets

The KRX KOSPI Market, formerly known as the Stock Market Division of the Korea Exchange, began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The KRX KOSPI Market is a membership organization consisting of most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2008, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately (Won)577 trillion. The average daily trading volume of equity securities for 2008 was approximately 355 million shares with an average transaction value of (Won)5,189 billion.

The KRX KOSPI Market has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Listing Regulation of the KRX KOSPI Market. The KRX KOSPI Market also restricts share price movements. All listed companies are required to file accounting reports annually, semiannually and quarterly and to release immediately all information that may affect trading in a security.

The KRX KOSPI Market publishes the KOSPI, which is an index of all equity securities listed on the KRX KOSPI Market, every ten seconds. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009 (through June 19)	1,157.40	1,435.70	1,018.81	1,383.34

Source: The KRX KOSPI Market

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the KRX KOSPI Market to 15% of the previous day’s closing price of the shares, rounded down as set out below:

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

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the KRX KOSPI Market by financial investment companies with a dealing and/or brokerage license. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. See “Item 3D. Risk Factors—Risks relating to our common stock and ADSs.” An agriculture and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the KRX KOSPI Market. See “Item 10E. Taxation—Korean Taxation.”

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(billions of (Won))		(millions of US$)(1)		(thousands of Shares)	(millions of (Won))		(thousands of US$)(1)
1982	334	(Won)	3,001	US$	4,279	9,704	(Won)	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,621	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,741		5,539,653		5,919,698
2008	763		576,888		457,122	355,205		5,189,644		4,112,238
2009 (through June 19)	757		719,468		570,101	568,914		5,915,222		4,687,181

Source: The KRX KOSPI Market
(1) Converted at the noon buying rate of the Federal Reserve Bank of New York on the last business day of the period indicated.

The Korean securities markets are principally regulated by the Financial Services Commission and the Financial Investment Services and Capital Markets Act, which replaced the Korean Securities and Exchange Act in February 2009. The Financial Investment Services and Capital Markets Act imposes restrictions on insider trading, price manipulation and deceptive action (including unfair trading), requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for stockholders holding substantial interests.

Protection of Customer’s Interest in Case of Insolvency of Financial Investment Companies with a Brokerage License

Under Korean law, the relationship between a customer and a financial investment company with a brokerage license in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the financial investment company with a brokerage license) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a financial investment company with a brokerage license, the customer of such financial investment company is entitled to the proceeds of the securities sold by such financial investment company.

When a customer places a sell order with a financial investment company with a brokerage license which is not a member of the KRX KOSPI Market, and such financial investment company places a sell order with another financial investment company with a brokerage license, which is a member of the KRX KOSPI Market, the customer is still entitled to the proceeds of the securities sold and received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

Under the Financial Investment Services and Capital Markets Act, the KRX KOSPI Market is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a financial investment company with a brokerage license that is a member of the KRX KOSPI Market breaches its obligation in connection with a buy order, the KRX KOSPI Market is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from such financial investment company if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors an amount equal to the full amount of cash deposited with a securities company prior to August 1, 1998 in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. However, this indemnification was available only until the end of 2000. From 2001, the maximum amount to be paid to each customer is limited to (Won)50 million. Pursuant to the Financial Investment Services and Capital Markets Act, as amended, financial investment companies with a dealing and/or brokerage license are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Korean Securities and Exchange Act. Set-off or attachment of cash deposits by such financial investment companies is prohibited. The premiums related to this insurance are paid by such financial investment companies.

Reporting Requirements for Holders of Substantial Interests

Any person who directly or beneficially owns shares of our common stock that have voting rights, whether in the form of shares, ADSs, certificates representing the rights to subscribe for shares or equity-related debt securities (including convertible bonds and bonds with warrants) (which we refer to collectively as “Equity Securities”) that, when taken together with the Equity Securities beneficially owned by specified related persons or by any person acting in concert with that person, account for 5% or more of our total issued and outstanding shares (plus the Equity Securities other than the shares held by such persons) must report that holding to the

Financial Services Commission and the KRX KOSPI Market no more than five business days after reaching 5%. That person must also report any subsequent change in the ownership interest of 1% or more of our total outstanding shares (plus the Equity Securities other than the shares held by such persons) to the same entities no more than five business days after the change.

Anyone violating these reporting requirements may suffer criminal sanctions, including fines, imprisonment and/or a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Services Commission may order that person to dispose of the unreported Equity Securities.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a “major stockholder”) must report the status of its shareholding to the Korea Securities Futures Commission and the KRX KOSPI Market within five days after it becomes a major stockholder. In addition, the major stockholder must report any subsequent change in its ownership interest to those same entities within the 5th day of the occurrence of the change. A major stockholder that violates these reporting requirements may suffer criminal sanctions, including fines or imprisonment.

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

Restriction Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Services Commission regulations (which we refer to collectively as the “Investment Rules”) adopted since January 1992 in connection with the opening and operation of Korea’s stock market, foreign investors may generally invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX KOSPI Market or registered on the KRX KOSDAQ Market. Foreign investors may trade shares listed on the KRX KOSPI Market or registered on the KRX KOSDAQ Market only through the KRX KOSPI Market or the KRX KOSDAQ Market, except in limited circumstances. These circumstances include:

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

For over-the-counter transactions between foreign investors outside the KRX KOSPI Market or the KRX KOSDAQ Market involving a class of shares for which the limit on aggregate acquisition by foreign investors has been reached or exceeded, a financial investment company with a brokerage license in Korea must act as an intermediary. Odd-lot trading of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market must involve a financial investment company with a dealing license in Korea as the other party. Foreign investors may not engage in margin transactions by borrowing shares from financial investment companies with a dealing and/or brokerage license with respect to shares that are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the KRX KOSPI Market or the KRX KOSDAQ Market (including Converted Shares and shares being issued for initial listing on the KRX KOSPI Market or registration on the KRX KOSDAQ Market) to register with the Financial Supervisory Service before making an investment. This registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling the Converted Shares within three months from the acquisition date. The Financial Supervisory Service will issue an investment registration card to each registering foreign investor. This card must be presented each time the foreign investor opens a brokerage account with a financial investment company with a brokerage license. Foreign investors eligible to obtain an investment registration card include:

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

When a foreign investor purchases shares through the KRX KOSPI Market or the KRX KOSDAQ Market, it need not make a separate report because the investment registration card system is designed to control and oversee foreign investment through a computer system. If, however, a foreign investor acquires or sells shares outside the KRX KOSPI Market or the KRX KOSDAQ Market, that investor or its standing proxy must report that transaction to the governor of the Financial Supervisory Service at that time. In addition, if a foreign investor acquires or sells its shares in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, that investor must ensure that the financial investment company engaged to facilitate the transaction reports the transaction to the governor of the Financial Supervisory Service. Also, sale and purchase of shares at fair value between foreigners who are part of an investor group comprised of foreign companies investing under the common control of a common investment manager pursuant to applicable laws or contract are required to be reported to the governor of the

Financial Supervisory Service. A foreign investor may appoint a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if that investor does not perform these activities itself. A foreign investor may be exempted from complying with the standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed unavoidable by reason of conflict between laws of Korea and the home country of the foreign investor.

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

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. Approval is not required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a financial investment company with a dealing and/or brokerage license. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.

Dividends on shares of Korean companies are paid in Won. Korean governmental approval is not required for foreign investors to receive dividends on, or the Won proceeds from the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s financial investment company with a dealing and/or brokerage license or in its own Won account. Funds in a foreign investor’s Won account may be transferred to its foreign currency account or withdrawn for local living expenses up to certain limits. These funds may also be used to make future investments in shares or to pay the subscription price of new shares obtained through the exercise of pre-emptive rights.

Financial investment companies with a dealing or brokerage license may open foreign currency accounts with foreign exchange banks exclusively to accommodate foreign investors’ stock investments in Korea. Through these accounts, financial investment companies with a dealing or brokerage license may enter into limited foreign exchange transactions, such as converting foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

Item 9D.	Selling Shareholders

Not Applicable

Item 9E.	Dilution

Not Applicable

Item 9F.	Expenses of the Issuer

Not Applicable

Item 10.	ADDITIONAL INFORMATION

Item 10A.	Share Capital

Not Applicable

Item 10B.	Memorandum and Articles of Association

Description of Capital Stock

We have set forth below information relating to our capital stock, including brief summaries of some of the provisions of our articles of incorporation, the Korean Commercial Code, Financial Investment Services and Capital Markets Act, and other related laws of Korea. These summaries do not purport to be complete and are subject to our articles of incorporation, and the applicable provisions of the Financial Investment Services and Capital Markets Act, the Korean Commercial Code and those related laws.

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

As of the date of this annual report, 806,015,340 shares of common stock were issued and 806,012,780 shares of common stock were outstanding. There are no shares of preferred stock currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of the date of this annual report, our authorized but unissued share capital was 1,593,984,660 shares. We may issue the unissued shares without further stockholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 22 of the notes to our consolidated financial statements and “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

Our articles of incorporation allow our stockholders, by special resolution, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our stockholders at their next general meeting convened immediately after the grant date. As of December 31, 2008, our officers, directors and employees did not hold any options to purchase shares of common stock. See “Item 6E. Share Ownership.”

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

Pre-emptive Rights and Issuances of Additional Shares

We may issue authorized but unissued shares as our board of directors may determine, unless otherwise provided in the Korean Commercial Code. We must, however, offer any new shares on uniform terms to all stockholders who have preemptive rights and are listed on our stockholders’ register as of the applicable record date. Those stockholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. Our articles of incorporation provide, however, that we may issue new shares to persons other than existing stockholders if those shares are:

•	publicly offered pursuant to Article 165-6 of the Financial Investment Services and Capital Markets Act (where the number of shares so offered may not exceed 50% of our total number of issued shares);

•	issued to directors or employees as a result of the exercise of stock options we granted to them pursuant to Article 542-3 of the Korean Commercial Code;

•	issued to the members of our employee stock ownership association pursuant to Article 165-7 of the Financial Investment Services and Capital Markets Act;

•

issued to specified foreign investors or foreign or domestic financial institutions for managerial needs, strategic technology alliances, emergency financing or debt-to-equity swaps by those financial institutions (where the number of shares so offered may not exceed 50% of our total number of issued shares); or

•

issued to a depositary for the purpose of issuing depositary receipts pursuant to Financial Investment Services and Capital Markets Act (where the number of shares so offered may not exceed 50% of our total number of issued shares).

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

Under the Korean Securities and Exchange Act, each member of our employee stock ownership association, whether or not they are stockholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2008, none of our employees owned any shares of our common stock through the employee stock ownership association.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of (Won)2 trillion, to persons other than existing stockholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing stockholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing stockholders. As of December 31, 2008, we had no convertible bonds or bonds with warrants outstanding.

Voting Rights

Each outstanding share of our common stock is entitled to one vote. However, voting rights may not be exercised for shares that we hold or shares that a corporate stockholder holds, if we directly or indirectly own more than one-tenth of the outstanding capital stock of that stockholder. Our articles of incorporation do not prohibit cumulative voting. Accordingly, the Korean Commercial Code permits holders of an aggregate of 1% or more of our outstanding shares with voting rights to request cumulative voting when electing two or more directors.

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

Rights of Dissenting Stockholders

Pursuant to the Financial Investment Services and Capital Markets Act and the Law on the Improvement of the Structure of the Financial Industry, in certain limited circumstances dissenting holders of shares of our common stock and our preferred stock will have the right to require us to purchase their shares. These circumstances include:

•	if we transfer all or any significant part of our business;

•	if we acquire a part of the business of any other company and the acquisition has a material effect on our business; or

•	if we merge or consolidate with another company.

To exercise this right, stockholders must submit to us a written notice of their intention to dissent prior to the general meeting of stockholders called to approve the transaction in question. Within 20 days (or ten days, in the case of a merger or consolidation under the Law on Improvement of the Structure of the Financial Industry) after the date on which stockholders pass the relevant resolution at the general meeting, the dissenting stockholders must request in writing that we purchase their shares. We must purchase those shares within one month after the end of the request period (within two months after the receipt of the request in the case of a merger or consolidation under the Law on Improvement of the Structure of Financial Industry) at a negotiated price. If we cannot agree with the stockholder on a purchase price through negotiations, the price will be the arithmetic mean of the weighted average of the daily stock prices on the KRX KOSPI Market for:

•	the two-month period prior to the date the relevant board of directors’ resolution was adopted;

•	the one-month period prior to the date the relevant board of directors’ resolution was adopted; and

•	the one-week period prior to the date the relevant board of directors’ resolution was adopted.

Pursuant to the Financial Investment Services and Capital Markets Act, if we or the dissenting stockholders do not accept the purchase price, either party may bring a claim in court.

In the case of a merger or consolidation pursuant to the Law on the Improvement of the Structure of Financial Industry where the Korean government or the KDIC provides financial support, procedures different from those in the case of a merger or consolidation pursuant to the Financial Investment Services and Capital Markets Act will apply. For example, if the relevant parties cannot agree on a purchase price, the price will be determined by an accounting expert and not by the Financial Services Commission. However, a court may adjust this price if we or holders of at least 30% of the shares we must purchase do not accept the purchase price determined by the accounting expert and request an adjustment no later than 30 days from the date of the determination of the purchase price.

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

Under the Financial Investment Services and Capital Markets Act, we must file with the Financial Services Commission and the KRX KOSPI Market:

•	an annual report within 90 days after the end of each fiscal year;

•	a half-year report within 45 days after the end of the first six months of each fiscal year; and

•	quarterly reports within 45 days after the end of the first three months and nine months of each fiscal year.

Copies of these reports will be available for public inspection at the Financial Services Commission and the KRX KOSPI Market.

Transfer of Shares. Under the Korean Commercial Code, share transfers are effected by the delivery of share certificates. The Financial Investment Services and Capital Markets Act provides, however, that in case of a company listed on the KRX KOSPI Market (like us), share transfers can be effected using a book-entry system. The transferee must have its name and address registered on our register of stockholders in order to assert its stockholder’s rights. For this purpose, stockholders must file their name, address and seal with us. Non-resident stockholders must tell us the name of their proxy in Korea to which we can send notices. Under current Korean regulations, the following entities may act as agents and provide related services for foreign stockholders:

•	the Korea Securities Depository;

•	internationally recognized foreign custodians;

•	financial investment companies with a dealing license (including domestic branches of foreign financial investment companies with such license);

•	financial investment companies with a brokerage license (including domestic branches of foreign financial investment companies with such license);

•	foreign exchange banks (including domestic branches of foreign banks); and

•	financial investment companies with a collective investment license (including domestic branches of foreign financial investment companies with such license).

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

Notwithstanding the foregoing restrictions, pursuant to the Financial Investment Services and Capital Markets Act and after submission of certain reports to the Financial Services Commission, we may purchase our own capital stock on the KRX KOSPI Market or through a tender offer. We may also acquire interests in our capital stock through agreements with trust companies, securities investment companies or investment trust management companies. The aggregate purchase price of our capital stock may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year.

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

General

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under that Act and Decree regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. We collectively refer to these laws and regulations as the “Foreign Exchange Transaction Laws.” Non-residents may invest in Korean securities only to the extent specifically allowed by the Foreign Exchange Transaction Laws or otherwise permitted by the Ministry of Strategy and Finance. The Financial Services Commission has also adopted regulations that restrict foreign investment in Korean securities and regulate the issuance of securities outside Korea by Korean companies, pursuant to its authority under the Financial Investment Services and Capital Markets Act.

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

Restrictions Applicable to Shares

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. Approval is not required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a financial investment company with a dealing and/or brokerage license. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.

Dividends on shares of Korean companies are paid in Won. Korean governmental approval is not required for foreign investors to receive dividends on, or the Won proceeds from the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s financial investment company with a dealing and/or brokerage license or in its own Won account. Funds in a foreign investor’s Won account may be transferred to its foreign currency account or withdrawn for local living expenses up to certain limits. These funds may also be used to make future investments in shares or to pay the subscription price of new shares obtained through the exercise of pre-emptive rights.

Financial investment companies with a dealing and/or brokerage license may open foreign currency accounts with foreign exchange banks exclusively to accommodate foreign investors’ stock investments in Korea. Through these accounts, such financial investment companies may enter into limited foreign exchange transactions, such as converting foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2007 or 2008 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2009 taxable year.

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

Taxation of Dividends on Common Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you (whether payable in cash or in shares) at a rate of 22.0% (inclusive of resident surtax). If you are a beneficial owner of the dividends in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion on treaty benefits. If we distribute to you shares representing a transfer of earning surplus or certain capital reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

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

Taxation of Capital Gains From Transfer of Common Shares or ADSs

As a general rule, capital gains earned by non-residents upon transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (1) 11% (inclusive of resident surtax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of resident surtax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. See “—Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

Capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea (except for transfer of ADSs which you received upon the deposit of our shares represented by the ADSs) will be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of common shares you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the Korea Exchange or through a financial investment company with a brokerage license in Korea, the financial investment company, is required to withhold Korean tax from the sales price in an amount equal to the lower of (1) 11% (inclusive of resident surtax) of the gross realization proceeds or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of resident surtax) of the net realized gain, and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the common shares or ADSs. To obtain the benefit of an exemption from tax pursuant to an applicable tax treaty, you must submit to the purchaser or the financial investment company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

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

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to obtain the benefit of a tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

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

Securities Transaction Tax

If you transfer our common shares on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.3% (including an agriculture and fishery special surtax) of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

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

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the common shares or ADSs. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a financial investment company only, such financial investment company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company, the transferee is required to withhold the securities transaction tax.

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

In 2004, we completed the implementation of a group-wide, standardized risk management system (except with respect to credit risk management and operational and business risk management). This system has enhanced our risk management capabilities by enabling us to exchange information among our and our subsidiaries’ risk management operations. With respect to credit risk management systems, we have completed implementing standardized credit risk management systems based on Woori Bank’s system in all of our banking subsidiaries in 2007. With respect to operational risk management systems, we completed implementation of various aspects of the operational risk management system (not including the business risk management system) at Kyongnam Bank, Kwangju Bank and Woori Finance Information System in 2006, and also completed the implementation of such aspects of the operational risk management system at Woori Investment & Securities by the end of 2008. We use our risk management systems to manage our risks within acceptable limits and to otherwise ensure the soundness of our assets and the stability of our operations.

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

We allocate our total risk capital in accordance with the guidelines set by our Group Risk Management Committee. As described in more detail below, the committee allocates:

•	risk capital with respect to credit risk, market risk, interest rate risk and operational and business risk with respect to each of our banking subsidiaries;

•	risk capital with respect to credit risk, market risk, operational and business risk with respect to Woori Investment & Securities;

•	risk capital with respect to insurance risk with respect to Woori Aviva Life Insurance; and

•	operational and business risk with respect to our asset management subsidiaries.

Through our group-wide, standardized risk management system we allocate our risk capital:

•	with respect to credit risk on the basis of our banking subsidiaries’ standardized credit risk management systems, which are based on Woori Bank’s CREPIA system;

•	with respect to our market risk based on a market value at risk, or “VaR,” system established in 2003; and

•	with respect to our interest rate risk based on a Stochastic Simulation which simulates the current portfolio’s net present value at a 99.9% confidence level for a one-year holding period.

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

Our risk capital allocation as a percentage of available capital, on a non-consolidated basis, with respect to 2009 is as follows:

	Available capital		Risk capital		Risk appetite	Credit	Market	Interest rate	Operational	Insurance	Business	Correlation Effect	Buffer
	(in billions of Won, except percentages)
Woori Finance Holdings	(Won)	15,200	(Won)	14,182	93.3%	73.3%	8.4%	4.5%	6.0%	—	7.4%	(6.3)%	6.7%
Woori Bank		12,668		12,294	97.0	80.0	5.9	4.5	5.7	—	6.6	(5.7)	3.0
Kwangju Bank		901		733	81.3	68.1	3.0	4.4	7.0	—	4.7	(5.9)	18.7
Kyongnam Bank		1,217		900	74.0	60.8	3.4	5.8	6.6	—	3.4	(5.9)	26.0
Woori Investment & Securities		2,310		1,484	64.2	24.4	26.0	2.2	5.1	—	12.6	(6.1)	35.8
Woori Credit Suisse Asset Management		61		27	43.8	—	—	—	7.6	—	36.2	—	56.2
Woori Financial		189		167	88.3	83.1	—	3.7	6.8	—	—	(5.2)	11.7
Woori Aviva Life Insurance		59		59	98.6	64.0	3.4	33.7	1.2	19.4	—	(22.9)	1.4

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

The Group Risk Management Committee is comprised of our chief executive officer and five outside directors. It operates independently from all business units and individual board members, and reports directly to our board of directors. In addition, since our chief executive officer is a member of the committee, he is kept aware of risk-related issues. Our Group Risk Management Committee convenes at least quarterly, and makes decisions by majority vote of the attending members. At least a majority of the committee members must attend to constitute a quorum.

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

Our subsidiaries use the same systems to evaluate and approve applications from small- and medium-sized enterprises that they use to evaluate other corporate borrowers, but use different credit evaluation models. For example, Woori Bank implemented its current credit evaluation models for small- and medium-sized enterprise customers in September 2004. These models, which are incorporated into the CREPIA system, use the same quantitative and qualitative factors that Woori Bank uses to evaluate other corporate customers. However, the small- and medium-sized enterprise models apply a 50% weighting to the score derived from quantitative factors and a 50% weighting to the score derived from the more flexible qualitative factors in determining the credit risk rating. In September 2004, Woori Bank introduced a separate credit evaluation model to evaluate newly opening small- and medium-sized enterprises that relies solely on qualitative factors. Woori Bank has also adopted a separate credit evaluation system for SOHOs (such as pharmacies, clinics and restaurants) which either have outstanding loans, or are applying for a loan, of (Won)1 billion or less that uses simpler credit evaluation models and resembles our application scoring system for new retail customers. In December 2006, Woori Bank implemented a new credit evaluation model, which reflects Woori Bank’s new capital adequacy requirements and apply to consumer and corporate loans (including loans to small- and medium-sized enterprises). Woori Bank also introduced a new corporate rating model dedicated to evaluating large corporate borrowers in July 2008.

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

The Group Risk Management Committee monitors market risk both for the group and for each subsidiary individually. See “—Standardization Strategy.” The Group Risk Management Committee has established a maximum “market risk appetite” for each subsidiary, which is defined as the risk capital of a particular subsidiary divided by its available capital. “Risk capital” is a benchmark figure that determines the VaR limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or PVBP) limits (for non-trading available-for-sale assets) for each subsidiary. Available capital generally consists of stockholder’s equity. Using this benchmark, as of December 31, 2008, we have established market risk limits with respect to our subsidiaries as shown in the following table:

	Trading Portfolio						Non-Trading Portfolio
			Accumulated Loss Limit
	VaR Limit		Quarter		Annual		PVBP Limit
	(in billions of Won)
Woori Bank	(Won)	30.0	(Won)	132.0	(Won)	264.0	(Won)	2.160
Kyongnam Bank		1.4		7.5		14.9		0.281
Kwangju Bank		1.1		4.1		8.2		0.198

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

In addition, in connection with our adoption of SFAS No. 157, “Fair Value Measurements,” we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product. See “Item 5A. Operating Results—Critical Accounting Estimates—Valuation of Securities and Financial Instruments” and Notes 1 and 33 of the notes to our consolidated financial statements. For example, Woori Bank’s Risk Management Department reviews the existing pricing and valuation models on a regular basis, with a focus on their underlying modeling assumptions and restrictions, to assess the appropriateness of their continued use. In consultation with Woori Bank’s Trading Department, the Risk Management Department recommends potential valuation models to Woori Bank’s Fair Value Evaluation Committee. Upon approval by Woori Bank’s Fair Value Evaluation Committee, the selected valuation models are reported to its Risk Management Committee.

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

The following table shows our daily VaR for each of Woori Bank, Kyongnam Bank and Kwangju Bank as of December 31, 2006, 2007 and 2008 at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk, foreign exchange risk and commodity risk relating to our trading activities.

	Interest Rate Risk	Equity Risk	Foreign Exchange Risk	Commodity Risk	Less: Diversification	VaR for Overall Trading Activities
	(in millions of Won)
As of December 31, 2006
Woori Bank	3,613	7,107	1,637	—	4,609	7,748
Kyongnam Bank	96	394	46	—	122	414
Kwangju Bank	171	240	6	—	117	300
As of December 31, 2007
Woori Bank	8,452	3,636	1,996	102	5,334	8,851
Kyongnam Bank	43	152	68	—	65	197
Kwangju Bank	46	570	9	—	42	583
As of December 31, 2008
Woori Bank	3,920	4,461	2,255	1,673	4,788	7,520
Kyongnam Bank	158	11	31	—	19	181
Kwangju Bank	178	12	37	—	25	203

Stress test. In addition to VaR, we perform stress testing to measure market risk. As VaR assumes normal market situations, we assess our market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that we take no action during a stress event to change the risk profile of a portfolio. The following table shows, for each identified subsidiary, the loss that would have occurred in its trading portfolio as of December 31, 2008 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%
Woori Bank	(Won)	(0.5)	(Won)	0.8	(Won)	0.9	(Won)	0.4	(Won)	(0.4)	(Won)	(1.1)
Kyongnam Bank		0.1		0.0		0.0		0.0		0.0		(0.1)
Kwangju Bank		0.0		0.0		0.0		0.0		0.0		0.0

	(in billions of Won, except basis points)
Interest Rate Chart Basis point fluctuation amount		(60) basis points		(40) basis points		(20) basis points		20 basis points		40 basis points		60 basis points
Woori Bank	(Won)	47.2	(Won)	31.9	(Won)	16.3	(Won)	(12.6)	(Won)	(27.3)	(Won)	(42.4)
Kyongnam Bank		1.1		0.7		0.4		(0.4)		(0.7)		(1.1)
Kwangju Bank		1.6		1.0		0.5		(0.5)		(1.0)		(1.6)

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

Each of our subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Counterparties are restricted to domestic and foreign financial institutions and banks with respect to which our subsidiaries have established a foreign exchange dealing limit. Our subsidiaries deal primarily in the Won/U.S. dollar market and their dealings are subject to what we believe are conservative daily maximum and closing limits and stop loss limits. By way of illustration, the following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2008:

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

The following table shows the non-consolidated net open positions of Woori Bank, Kyongnam Bank and Kwangju Bank at the end of 2006, 2007 and 2008. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2006						2007						2008
	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Bank		Kyongnam Bank		Kwangju Bank
	(in millions of US$)
Currency
U.S. dollar	US$	145.3	US$	(2.7)	US$	(0.9)	US$	223.1	US$	0.3	US$	(1.6)	US$	164.0	US$	(1.8)	US$	0.4
Japanese yen		9.4		1.1		0.0		25.0		(4.1)		0.0		1.7		0.1		0.0
Euro		(9.4)		2.8		(0.1)		36.0		(2.6)		(0.1)		5.8		(0.8)		(0.2)
Others		12.7		2.8		1.1		30.3		4.8		1.3		25.9		2.7		0.1

Total	US$	158.0	US$	4.0	US$	0.1	US$	314.4	US$	(1.6)	US$	(0.4)	US$	197.4	US$	0.2	US$	0.3

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

Each of our commercial banking subsidiaries uses a standardized asset and liability management system for its Won- and foreign currency-denominated assets and liabilities. In addition, Woori Bank’s system also allows it to manage the assets and liabilities in its trust accounts. Prior to 2009, this system used roll-over modeling to mitigate the difficulty of predicting maturity with respect to customers’ purchases and cash advances and to calculate actual cash flow of customers based on pre-payment, extension of payments, delinquencies, bankruptcies and recoveries at each of our commercial banking subsidiaries. In January 2009, this system was integrated among our commercial banking subsidiaries and upgraded to include a new statistical analysis system to calculate statistically estimated maximum amount of loss, as well as an integrated user-interface operated by Woori Finance Information System. As a part of this upgrade, we also changed our methodology to determine interest rate VaR from the Hull-White model using Monte-Carlo simulation to the historical scenario method.

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

We measure interest rate risk for Won and foreign currency assets and liabilities in our bank accounts (including derivatives) and, in the case of Woori Bank, assets and liabilities in our principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 39.2% of our total deposits in Won as of December 31, 2008). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2008, 95.2% of those deposits had current maturities of one year or less. As of December 31, 2008, approximately 91.1% of our Won-denominated loans bore floating rates of interest, and 70.8% of those loans had current maturities of one year or less.

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

The following tables show, for each of Woori Bank, Kyongnam Bank and Kwangju Bank on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2008:

Woori Bank

	As of December 31, 2008
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	(Won)	4,948	(Won)	387	(Won)	1,544	(Won)	1,729	(Won)	4,076	(Won)	12,685
Market interest rate		127,584		7,649		7,750		9,287		4,283		156,553
Interest rate pegged to customer deposit		521		214		304		96		64		1,198

Total	(Won)	133,053	(Won)	8,250	(Won)	9,597	(Won)	11,113	(Won)	8,423	(Won)	170,436

Interest rate-sensitive liabilities
Free interest rate	(Won)	8,071	(Won)	2,579	(Won)	3,699	(Won)	5,663	(Won)	11,555	(Won)	31,567
Market interest rate		70,577		15,552		25,062		11,513		8,912		131,616

Total	(Won)	78,648	(Won)	18,131	(Won)	28,760	(Won)	17,176	(Won)	20,467	(Won)	163,183

Sensitivity gap		54,404		(9,880)		(19,163)		(6,063)		(12,045)		7,253
Cumulative gap		54,404		44,524		25,361		19,298		(12,045)		7,253
% of total assets(1)		27.78%		(5.04)%		(9.79)%		(3.09)%		(6.15)%		3.71%
Total assets in Won											(Won)	195,804

	As of December 31, 2008
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		14,247		2,702		927		646		758		19,280
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	14,247	US$	2,702	US$	927	US$	646	US$	758	US$	19,280

Interest rate-sensitive liabilities
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		11,720		955		1,028		2,248		1,543		17,493

Total	US$	11,720	US$	955	US$	1,028	US$	2,248	US$	1,543	US$	17,493

Sensitivity gap		2,528		1,747		(101)		(1,601)		(785)		1,787
Cumulative gap		2,528		4,275		4,174		2,572		(785)		1,787
% of total assets(1)		9.89%		6.84%		(0.39)%		(6.27)%		(3.07)%		7.00%
Total assets in US$											US$	25,550

Kyongnam Bank

	As of December 31, 2008
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	(Won)	701	(Won)	341	(Won)	826	(Won)	451	(Won)	1,297	(Won)	3,616
Market interest rate		9,072		1,177		1,310		1,477		244		13,281
Interest rate pegged to customer deposit		26		14		21		3		1		66

Total	(Won)	9,800	(Won)	1,532	(Won)	2,158	(Won)	1,932	(Won)	1,542	(Won)	16,963

Interest rate-sensitive liabilities
Free interest rate	(Won)	3,546	(Won)	1,316	(Won)	2,091	(Won)	426	(Won)	2,006	(Won)	9,386
Market interest rate		2,889		813		831		810		1,050		6,392

Total	(Won)	6,435	(Won)	2,129	(Won)	2,922	(Won)	1,236	(Won)	3,056	(Won)	15,778

Sensitivity gap		3,365		(597)		(764)		696		(1,514)		1,185
Cumulative gap	(Won)	3,365	(Won)	2,768	(Won)	2,003	(Won)	2,699	(Won)	(1,514)	(Won)	1,185
% of total assets(1)		17.43%		(3.09)%		(3.96)%		3.60%		(7.85)%		6.13%
Total assets in Won											(Won)	19,303

	As of December 31, 2008
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of US$)
Foreign currency-accounts:
Interest rate-sensitive assets
Free interest rate	US$	751	US$	42	US$	9	US$	0	US$	0	US$	801
Market interest rate		187		0		0		0		2		189
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	937	US$	42	US$	9	US$	0	US$	2	US$	990

Interest rate-sensitive liabilities
Free interest rate	US$	799	US$	56	US$	7	US$	0	US$	0	US$	863
Market interest rate		2		0		0		0		0		2

Total	US$	802	US$	56	US$	7	US$	0	US$	0	US$	865

Sensitivity gap		136		(15)		2		0		2		125
Cumulative gap		136		121		123		123		2		125
% of total assets(1)		12.30%		(1.32)%		0.15%		0.00%		0.17%		11.30%
Total assets in US$											US$	1,105

Kwangju Bank

	As of December 31, 2008
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	(Won)	519	(Won)	124	(Won)	222	(Won)	492	(Won)	443	(Won)	1,800
Market interest rate		8,288		637		696		1,107		503		11,230
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	(Won)	8,807	(Won)	761	(Won)	918	(Won)	1,598	(Won)	946	(Won)	13,030

Interest rate-sensitive liabilities
Free interest rate	(Won)	3,625	(Won)	1,309	(Won)	1,435	(Won)	778	(Won)	2,440	(Won)	9,587
Market interest rate		1,538		552		556		25		552		3,223

Total	(Won)	5,163	(Won)	1,861	(Won)	1,991	(Won)	803	(Won)	2,992	(Won)	12,810

Sensitivity gap		3,643		(1,100)		(1,073)		795		(2,046)		220
Cumulative gap		3,643		2,543		1,470		2,265		(2,046)		220
% of total assets(1)		24.87%		(7.51)%		(7.33)%		5.43%		(13.96)%		1.50%
Total assets in Won											(Won)	14,651

	As of December 31, 2008
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-accounts:
Interest rate-sensitive assets
Free interest rate	US$	782	US$	15	US$	0	US$	0	US$	0	US$	797
Market interest rate		0		0		0		0		0		0
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	782	US$	15	US$	0	US$	0	US$	0	US$	797

Interest sensitive liabilities
Free interest rate	US$	658	US$	140	US$	59	US$	0	US$	0	US$	857
Market interest rate		0		0		0		0		0		0

Total	US$	658	US$	140	US$	59	US$	0	US$	0	US$	857

Sensitivity gap		124		(125)		(59)		0		0		(60)
Cumulative gap		124		(1)		(60)		(60)		0		(60)
% of total assets(1)		14.44%		(14.56)%		(6.94)%		0.00%		0.00%		(7.06)%
Total assets in US$											US$	857

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, for Woori Bank, Kyongnam Bank and Kwangju Bank on a combined basis, with respect to Won-denominated assets and liabilities, duration gaps and net asset value changes when interest rate increases by one percentage point as of the specified dates:

Date	Interest- earning asset duration	Interest-bearing liability duration	Total asset/liability duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
December 31, 2005	0.56	0.73	(0.14)	140
June 30, 2006	0.62	0.83	(0.20)	259
December 31, 2006	0.60	0.84	(0.21)	298
June 30, 2007	0.60	0.83	(0.17)	306
December 31, 2007	0.57	0.80	(0.18)	373
June 30, 2008	0.56	0.80	(0.18)	415
December 31, 2008	0.58	0.86	(0.23)	564

We set interest rate risk limits using the historical interest rate volatility and the mean reversion speed of three-month certificates of deposit in Korea. The following table shows our interest rate VaR with respect to our Won-denominated assets and liabilities for each of the quarters since the fourth quarter of 2007:

	Fourth Quarter 2007		First Quarter 2008		Second Quarter 2008		Third Quarter 2008		Fourth Quarter 2008		First Quarter 2009(1)
	(in billions of Won, except percentages)
Woori Finance Holdings	(Won)	166.4	(Won)	182.2	(Won)	186.3	(Won)	187.8	(Won)	187.0	(Won)	438.6
Woori Bank		185.3		208.9		211.1		223.2		218.3		443.1
Kyongnam Bank		12.6		11.8		9.7		9.6		14.2		38.9
Kwangju Bank		13.2		16.0		19.7		22.9		25.4		14.3
Volatility		0.349%		0.349%		0.349%		0.349%		0.349%		—
Mean reversion		0.500		0.500		0.500		0.500		0.500		—

(1)

Prior to 2009, we used the Hull-White model using Monte-Carlo simulation to determine interest rate VaR. Beginning in January 2009, as a part of the upgrade to our commercial banking subsidiaries’ asset and liability management system, we adopted the historical scenario method to determine interest rate VaR.

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

The Financial Services Commission requires each Korean bank to maintain a Won liquidity ratio of not less than 100% (deemed an “advisory ratio”) and to make monthly reports to the Financial Services Commission. The Financial Services Commission defines the Won liquidity ratio as Won-denominated liquid assets (including marketable securities) due within one month divided by Won-denominated liabilities due within one month. From July to September 2006, the Financial Services Commission required that a Won liquidity ratio of not less than 105% (deemed a “violation warning ratio”) be applied for Won liquidity.

The following table shows the liquidity status and limits for Won accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2008 in accordance with Financial Services Commission regulations:

	1 month or less
	Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank
	(in billions of Won)
Assets (A)	(Won)	71,505	(Won)	60,877	(Won)	5,957	(Won)	4,671
Liabilities (B)		62,859		55,333		4,314		3,212
Liquidity gap		8,646		5,544		1,643		1,459
Liquidity ratio (A/B)		113.8%		110.02%		138.07%		145.42%
Limit		100%		100%		100%		100%

The following table shows the liquidity status on a cumulative basis and limits for foreign currency accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2008 in accordance with the Bank of Korea’s regulations:

	7 days or less								7 days-1 month								1-3 months
	Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank
	(in millions of US$)
Foreign currency accounts:
Foreign currency assets	US$	8,369	US$	7,694	US$	431	US$	244	US$	9,450	US$	8,938	US$	281	US$	230	US$	15,540	US$	14,680	US$	560	US$	300
Foreign currency liabilities		6,463		5,937		419		107		13,025		12,518		278		229		14,760		13,649		673		438
Maturity gap		1,906		1,758		11		137		(3,576)		(3,580)		2		2		781		1,031		(113)		(138)
Cumulative gap(A)		1,906		1,758		11		137		(1,670)		(1,822)		14		139		(889)		(791)		(99)		1
Total assets(B)		65,364		61,190		2,663		1,511		65,364		61,190		2,663		1,511		65,364		61,190		2,663		1,511
Liquidity gap ratio (A/B)		2.92%		2.87%		0.43%		9.07%		(2.55)%		(2.98)%		0.52%		9.18%		97.41%		97.54%		92.81%		100.12%
Limits		0%		0%		0%		0%		(10)%		(10)%		(10)%		(10)%		85%		85%		85%		85%

Our Subsidiary Risk Management Committees receive reports from our subsidiaries regarding their respective liquidity ratios and liquidity gap ratios on a monthly basis. Based on those reports, each subsidiary’s risk management department reports these results to the Group Risk Management Committee on a quarterly basis.

Operational and Business Risk Management

Operational risk is difficult to quantify and subject to different definitions. We define our operational risk as the risk related to the overall management of the group other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error or non-adherence to systems and procedures, or from fraud or inadequate internal controls and procedures, resulting in financial loss. Woori Bank successfully established its operational risk management system in 2005. In 2006, we completed implementation of various aspects of the operational risk management system (not including the business risk management system) at Kyongnam Bank, Kwangju Bank and Woori Finance Information System, and also completed the implementation of such aspects of the operational risk management system at Woori Investment & Securities by the end of 2008.

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

The majority of our information technology systems are operated by our subsidiary, Woori Finance Information System. We currently have a “mirror site” in operation with respect to Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities, which backs up transaction information on a real-time basis. We also have a “back-up site” in operation with respect to these subsidiaries, which backs up transaction information on a daily basis. In September 2008, Woori Bank completed its implementation of a business continuity plan to prepare for emergency situations and disasters. See “Item 3D. Risk Factors—Other risks relating to our business—We may experience disruptions, delays and other difficulties from our information technology systems.”

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2008 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management believes that, as of December 31, 2008, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2008.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the fees billed to us by our independent registered public accountants, Deloitte Anjin LLC, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”), which includes Deloitte Consulting, during the fiscal years ended December 31, 2007 and 2008:

	Year ended December 31,
	2007		2008
	(in millions of Won)
Audit fees	(Won)	5,666	(Won)	5,801
Audit-related fees		117		112
Tax fees		159		152
All other fees		—		—

Total fees	(Won)	5,941	(Won)	6,065

Audit fees in the above table are the aggregate fees billed or expected to be billed by Deloitte in connection with the audit of our annual financial statements, the review of our interim financial statements, the review of filings with the U.S. Securities and Exchange Commission and audit of the effectiveness of our internal control over financial reporting.

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

Item 16G.	Corporate Governance

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

NYSE Corporate Governance Standards	Woori Finance Holdings

Director independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as seven of our eight directors are outside directors.

Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our outside directors hold quarterly meetings, which coincide with the quarterly audit committee meetings, to discuss matters relating to management issues. The audit committee is comprised of four non-executive directors.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have established a separate outside directors recommendation committee.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	We maintain a business development and compensation committee composed of three outside directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an audit committee comprised of four outside directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our audit committee has four members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have one equity compensation plan, providing for the grant of stock options to officers and directors.

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

Number		Description
1.1		Articles of Incorporation of Woori Finance Holdings (translation in English).

2.1	*	Form of Stock Certificate of Woori Finance Holdings’ common stock, par value (Won)5,000 per share (translation in English).

2.2	**	Form of Deposit Agreement among Woori Finance Holdings, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt.

4.1	*	Memorandum of understanding between the KDIC and Woori Finance Holdings dated July 2, 2001, as amended.

4.2	*	Memorandum of understanding between the KDIC and Hanvit Bank (since renamed Woori Bank) dated December 30, 2000, as amended.

4.3	*	Memorandum of understanding between the KDIC and Kyongnam Bank dated December 30, 2000, as amended.

4.4	*	Memorandum of understanding between the KDIC and Kwangju Bank dated December 30, 2000, as amended.

4.5	*	Memorandum of understanding between Woori Finance Holdings and Hanvit Bank (since renamed Woori Bank) dated July 12, 2001, as amended.

4.6	*	Memorandum of understanding between Woori Finance Holdings and Kyongnam Bank dated July 31, 2001, as amended.

4.7	*	Memorandum of understanding between Woori Finance Holdings and Kwangju Bank dated July 31, 2001, as amended.

8.1	****	List of subsidiaries of Woori Finance Holdings.

11.1	***	Code of Ethics.

12.1		Section 302 certifications.

13.1		Section 906 certifications.

*	Incorporated by reference to the exhibits to the Registration Statement on Form 20-F (File No. 001-31811), filed on September 25, 2003
**	Incorporated by reference to exhibit (a) to the Registration Statement on Form F-6 (File No. 333-109106), filed on September 25, 2003.
***	Incorporated by reference to exhibits to the Annual Report on Form 20-F (File No. 001-31811), filed on June 30, 2004.
****	Incorporated by reference to Note 38 of the notes to the consolidated financial statements of the registrant included in this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WOORI FINANCE HOLDINGS CO., LTD. (Registrant)

/s/ PAL SEUNG LEE
(Signature)

Pal Seung Lee
Chairman and Chief Executive Officer
(Name/Title)

Date: June 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Woori Finance Holdings Co., Ltd.:

We have audited the internal control over financial reporting of Woori Finance Holdings Co., Ltd. and subsidiaries (collectively referred to as the “Company”) as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated June 19, 2009 expressed an unqualified opinion on those consolidated financial statements and included explanatory paragraphs related to the Company’s adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 and FASB No. 157, Fair Value Measurement, and the translation of financial statement amounts into United States dollars for the convenience of readers in the United States of America.

/s/    DELOITTE ANJIN LLC

June 19, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Woori Finance Holdings Co., Ltd. and subsidiaries (collectively referred to as the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 (all expressed in Korean Won). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Woori Finance Holdings Co., Ltd. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, as of January 1, 2007. The Company also adopted FASB No. 157, Fair Value Measurements, as of January 1, 2008.

Our audits also comprehended the translation of Korean Won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 19, 2009, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/    DELOITTE ANJIN LLC

June 19, 2009

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2008

	Korean Won		U.S. Dollars
	2007	2008	2008
	(in millions)		(in thousands) (Note 1)
ASSETS
Cash and cash equivalents	11,552,837	13,563,849	10,747,899
Restricted cash	131,124	2,760,839	2,187,670
Interest bearing deposits in other banks	2,128,263	1,747,410	1,384,635
Call loans and securities purchased under resale agreements	1,695,404	3,692,284	2,925,740
Trading assets:
Korea Deposit Insurance Corporation	29,213	10,347	8,199
Unrelated parties	12,143,513	19,806,492	15,694,526
Available-for-sale securities:
Korea Deposit Insurance Corporation	807,604	40,816	32,342
Unrelated parties	26,427,228	23,365,045	18,514,299
Held-to-maturity securities (fair value of 8,119,354 million Won at 2007 and 9,757,797 million Won at 2008):
Korea Deposit Insurance Corporation	788,654	488,998	387,478
Unrelated parties	7,427,338	9,122,557	7,228,651
Other investment assets	2,051,232	2,417,207	1,915,378
Loans (net of allowance for loan and lease losses of 1,735,532 million Won at 2007 and 2,941,574 million Won at 2008):
Korea Deposit Insurance Corporation	25,600	25,600	20,285
Directors	69	29	23
Employees	220,862	254,935	202,009
Unrelated parties	157,883,355	185,386,918	146,899,301
Due from customers on acceptances	248,606	789,132	625,303
Premises and equipment, net	2,399,420	2,453,844	1,944,409
Accrued interest and dividends receivable	950,074	1,079,383	855,296
Assets held-for-sale	131,560	351,096	278,206
Goodwill	232,340	136,084	107,832
Other intangible assets, net	218,127	150,983	119,638
Other assets:
Trust	9,911	12,894	10,217
Unrelated parties	3,372,247	3,488,689	2,764,413

Total assets	230,874,581	271,145,431	214,853,749

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(CONTINUED)

DECEMBER 31, 2007 AND 2008

	Korean Won		U.S. Dollars
	2007	2008	2008
	(in millions)		(in thousands) (Note 1)
LIABILITIES
Deposits:
Interest bearing	140,359,376	161,652,972	128,092,688
Non-interest bearing	4,668,371	6,679,431	5,292,734
Call money	3,008,463	2,960,141	2,345,595
Trading liabilities	2,980,702	11,285,773	8,942,768
Acceptances outstanding	248,606	789,132	625,303
Other borrowed funds:
Trust	4,137,759	4,130,672	3,273,116
Unrelated parties	9,794,725	14,327,910	11,353,336
Secured borrowings	3,485,892	3,400,681	2,694,676
Long-term debt	41,336,239	44,469,817	35,237,572
Accrued interest payable	2,892,389	3,317,242	2,628,559
Other liabilities	5,492,223	5,870,751	4,651,943

Total liabilities	218,404,745	258,884,522	205,138,290

Commitments and contingencies (Notes 3 and 35)

Minority interests	356,009	340,830	270,071

STOCKHOLDERS’ EQUITY
Common stock (5,000 Won par value, authorized 2,400 million shares, 806,015,340 shares issued and 805,988,800 shares outstanding at 2007 and 806,015,340 shares issued and 806,012,780 shares outstanding at 2008)	4,030,077	4,030,077	3,193,405
Additional paid-in capital	5,000,970	4,998,594	3,960,851
Retained earnings	2,413,271	2,362,076	1,871,693
Accumulated other comprehensive income, net of tax	670,010	529,350	419,453
Less: treasury stock, at cost, 26,540 shares at 2007 and 2,560 shares at 2008	(501)	(18)	(14)

Total stockholders’ equity	12,113,827	11,920,079	9,445,388

Total liabilities, minority interests and stockholders’ equity	230,874,581	271,145,431	214,853,749

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Korean Won			U.S. Dollars
	2006	2007	2008	2008
	(in millions, except per share data)			(in thousands, except per share data) (Note 1)
Interest and dividend income
Loans:
Korea Deposit Insurance Corporation	1,263	1,397	1,593	1,262
Directors	3	2	1	1
Employees	8,761	9,620	12,984	10,288
Unrelated parties	7,549,903	9,619,466	12,513,547	9,915,648
Deposits in other banks	49,381	82,181	267,028	211,591
Trading assets:
Korea Deposit Insurance Corporation	6,279	1,371	747	592
Unrelated parties	209,516	388,304	523,578	414,880
Investment securities:
Korea Deposit Insurance Corporation	133,586	103,932	22,437	17,779
Unrelated parties	1,339,786	1,891,580	2,079,699	1,647,938
Call loans and securities purchased under resale agreements	66,690	94,619	131,251	104,002

Total interest and dividend income	9,365,168	12,192,472	15,552,865	12,323,981

Interest expense
Deposits	3,503,939	4,925,233	6,916,737	5,480,774
Call money	70,737	96,239	137,301	108,796
Other borrowed funds:
Trust	44,672	179,605	252,124	199,781
Unrelated parties	408,440	443,669	474,539	376,022
Secured borrowings	114,791	179,559	191,736	151,930
Long-term debt	1,322,821	1,831,374	2,429,946	1,925,472

Total interest expense	5,465,400	7,655,679	10,402,383	8,242,775

Net interest income	3,899,768	4,536,793	5,150,482	4,081,206

Provisions
Provision for loan and lease losses	509,142	218,797	1,608,284	1,274,394
Provision (reversal of provision) for credit-related commitments	107,065	(54,303)	157,421	124,739
Other provision	35,627	35,902	70,815	56,113

Total provisions	651,834	200,396	1,836,520	1,445,246

Net interest income after provisions for loan and lease losses, credit-related commitments and other	3,247,934	4,336,397	3,313,962	2,625,960

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Korean Won			U.S. Dollars
	2006	2007	2008	2008
	(in millions, except per share data)			(in thousands, except per share data) (Note 1)
Non-interest income
Trust fees, net	23,616	24,999	33,835	26,811
Fees and commission income	1,397,160	1,690,949	1,992,686	1,578,990
Trading revenue, net:
Korea Deposit Insurance Corporation	(662)	(328)	1,153	914
Unrelated parties	331,793	15,456	(449,491)	(356,174)
Investment securities gain (loss), net:
Korea Deposit Insurance Corporation	18	376	196	155
Unrelated parties	462,474	257,471	(510,542)	(404,549)
Other non-interest income	209,447	232,161	239,520	189,794

Total non-interest income	2,423,846	2,221,084	1,307,357	1,035,941

Non-interest expenses
Salaries and employee benefits	1,096,169	1,158,828	1,182,170	936,743
Depreciation and amortization	249,849	289,261	339,834	269,282
Other administrative expenses	860,181	1,001,432	1,181,168	935,949
Fees and commissions	216,461	294,633	446,636	353,911
Other non-interest expenses	675,312	722,733	985,767	781,116

Total non-interest expenses	3,097,972	3,466,887	4,135,575	3,277,001

Income before income tax expense and minority interest	2,573,808	3,090,594	485,744	384,900
Income tax expense	620,396	837,428	357,857	283,563
Minority interests	2,740	11,360	(22,418)	(17,764)

Net income	1,950,672	2,241,806	150,305	119,101

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(7,076)	134	(461)	(365)
Net unrealized gains (losses) on investment securities	484,018	(145,985)	(140,199)	(111,093)

Total other comprehensive income (loss), net of tax	476,942	(145,851)	(140,660)	(111,458)

Comprehensive income	2,427,614	2,095,955	9,645	7,643

Earnings per common share
Basic:	2,420	2,781	187	0.15

Diluted:	2,420	2,781	187	0.15

Weighted average basic common shares outstanding (in thousands)	806,013	806,000	805,927	805,927

Weighted average diluted common shares outstanding (in thousands)	806,013	806,000	805,927	805,927

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income, net of tax	Treasury stock	Total stockholders’ equity
	Shares	Amount
	Korean Won (in millions, except share data)
Balance at January 1, 2006	806,012,790	4,030,077	5,000,548	(1,048,459)	338,919	(18)	8,321,067

Other comprehensive income, net of tax	—	—	—	—	476,942	—	476,942
Net income	—	—	—	1,950,672	—	—	1,950,672
Dividends(1)	—	—	—	(322,406)	—	—	(322,406)

Balance at December 31, 2006	806,012,785	4,030,077	5,000,548	579,807	815,861	(18)	10,426,275

Cumulative adjustment for accounting change	—	—	—	75,266	—	—	75,266

Adjusted balance at January 1, 2007	806,012,785	4,030,077	5,000,548	655,073	815,861	(18)	10,501,541

Purchase of treasury stock	(23,985)	—	—	—	—	(483)	(483)
Other comprehensive income (loss), net of tax	—	—	—	—	(145,851)	—	(145,851)
Capital transactions of affiliates	—	—	422	—	—	—	422
Net income	—	—	—	2,241,806	—	—	2,241,806
Dividends(1)	—	—	—	(483,608)	—	—	(483,608)

Balance at December 31, 2007	805,988,800	4,030,077	5,000,970	2,413,271	670,010	(501)	12,113,827

Adjusted balance at January 1, 2008	805,988,800	4,030,077	5,000,970	2,413,271	670,010	(501)	12,113,827

Disposal of treasury stock	23,980	—	—	—	—	483	483
Other comprehensive income (loss), net of tax	—	—	—	—	(140,660)	—	(140,660)
Capital transactions of affiliates	—	—	(2,376)	—	—	—	(2,376)
Net income	—	—	—	150,305	—	—	150,305
Dividends(1)	—	—	—	(201,500)	—	—	(201,500)

Balance at December 31, 2008	806,012,780	4,030,077	4,998,594	2,362,076	529,350	(18)	11,920,079

	U.S. Dollars (in thousands, except share data) (Note 1)

Balance at January 1, 2008	805,988,800	3,193,405	3,962,734	1,912,259	530,911	(397)	9,598,912

Disposal of treasury stock	23,980	—	—	—	—	383	383
Other comprehensive income (loss), net of tax	—	—	—	—	(111,458)	—	(111,458)
Capital transactions of affiliates	—	—	(1,883)	—	—	—	(1,883)
Net income	—	—	—	119,101	—	—	119,101
Dividends(1)	—	—	—	(159,667)	—	—	(159,667)

Balance at December 31, 2008	806,012,780	3,193,405	3,960,851	1,871,693	419,453	(14)	9,445,388

(1)	Dividends paid based on retained earnings in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”)

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Korean Won			U.S. Dollars
	2006	2007	2008	2008
	(in millions)			(in thousands) (Note 1)
Cash flows from operating activities:
Net income	1,950,672	2,241,806	150,305	119,101
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan and lease losses	509,142	218,797	1,608,284	1,274,394
Provision (reversal of provision) for credit-related commitments	107,065	(54,303)	157,421	124,739
Other provision	35,627	35,902	70,815	56,113
Depreciation and amortization	249,849	289,261	339,834	269,282
Net loss (gain) on derivatives	(84,893)	226,666	1,740,564	1,379,211
Loss (gain) on redemption of trading securities	(12,094)	(16,470)	5,308	4,206
Net loss (gain) on disposal of trading securities	(7,516)	(15,917)	103,413	81,944
Net gain on valuation of trading securities	(226,628)	(209,407)	(1,400,947)	(1,110,101)
Net gain on redemption of investment securities	(32,040)	(4,855)	(24,788)	(19,642)
Net gain on disposal of investment securities	(386,679)	(751,018)	(105,662)	(83,726)
Net gain on equity method investments	(116,297)	(183,700)	(4,391)	(3,479)
Impairment loss on investment securities	72,524	681,726	645,187	511,242
Net loss (gain) on sale of loans	25,103	(8,890)	(6,382)	(5,057)
Net gain on disposal of premises and equipment	(683)	(254)	(6,217)	(4,926)
Provision for accrued severance benefits	108,037	137,647	102,949	81,576
Provision for deferred income tax	67,384	50,549	(42,322)	(33,536)
Compensation expenses associated with stock option	196	1,117	—	—
Minority interests in net income (loss) of consolidated subsidiaries	2,740	11,360	(22,418)	(17,764)
Net changes in:
Trading assets	(2,355,600)	(4,557,877)	(8,092,451)	(6,412,402)
Accrued interest and dividends receivable	(162,648)	(69,255)	(129,309)	(102,464)
Other assets	(194,911)	(282,224)	(7,641)	(6,055)
Trading liabilities	361,712	1,278,490	8,305,070	6,580,880
Accrued interest payable	619,191	539,445	424,853	336,651
Other liabilities	(105,994)	637,436	78,322	62,062
Origination of assets held-for-sale	(176,208)	(443,617)	(757,968)	(600,609)
Proceeds from sale of loans held-for-sale	144,026	393,207	544,535	431,486

Net cash provided by operating activities	391,077	145,622	3,676,364	2,913,126

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Korean Won			U.S. Dollars
	2006	2007	2008	2008
	(in millions)			(in thousands) (Note 1)
Cash flows from investing activities:
Net changes in restricted cash	132,240	112,319	(2,629,715)	(2,083,770)
Net changes in interest-bearing deposits in other banks	(29,092)	(430,629)	380,853	301,785
Net changes in call loans and securities purchased under resale agreements	485,222	(746,482)	(1,996,880)	(1,582,313)
Net changes in loans	(29,831,856)	(25,341,109)	(29,139,989)	(23,090,323)
Proceeds from sales of available-for-sale securities:
Korea Deposit Insurance Corporation	185,943	781,179	797,432	631,880
Unrelated parties	11,924,852	16,533,299	11,486,847	9,102,097
Purchases of available-for-sale securities:
Korea Deposit Insurance Corporation	—	(973)	(29,742)	(23,567)
Unrelated parties	(20,866,386)	(16,258,550)	(9,076,343)	(7,192,031)
Proceeds from maturities, prepayments and calls of held-to-maturity securities:
Korea Deposit Insurance Corporation	110,445	185,825	387,054	306,699
Unrelated parties	3,988,711	2,980,542	3,322,777	2,632,945
Purchases of held-to-maturity securities:
Korea Deposit Insurance Corporation	—	(49,488)	(89,894)	(71,231)
Unrelated parties	(3,075,031)	(2,717,365)	(5,016,345)	(3,974,917)
Net changes in other investments	(170,684)	(287,784)	(398,006)	(315,377)
Proceeds from sales of premises and equipment	19,178	5,701	79,626	63,095
Purchases of premises and equipment	(253,886)	(219,072)	(321,620)	(254,849)
Business acquisition, net of cash	—	(270,804)	—	—

Net cash used in investing activities	(37,380,344)	(25,723,391)	(32,243,945)	(25,549,877)

Cash flows from financing activities:
Net changes in interest-bearing deposits	22,078,958	18,089,956	21,293,596	16,872,897
Net changes in non-interest-bearing deposits	313,477	(183,095)	2,011,060	1,593,550
Net changes in call money	1,944,660	728,834	(48,322)	(38,290)
Net changes in other borrowed funds	2,115,519	1,907,589	4,235,809	3,356,426
Proceeds from secured borrowings	2,100,335	2,724,854	2,898,257	2,296,559
Payments on secured borrowings	(2,028,084)	(1,941,052)	(2,983,468)	(2,364,079)
Proceeds from long-term debt	10,575,187	8,366,236	3,399,105	2,693,426
Payments on long-term debt	(133,650)	(13,722)	(24,567)	(19,467)
Net changes in treasury stock	—	(483)	483	383

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Korean Won				U.S. Dollars
	2006	2007	2008		2008
	(in millions)				(in thousands) (Note 1)
Cash dividends paid Affiliates’ stock issue cost	(322,406 —)	(483,608 —)	(201,500 (1,860	) )	(159,667 (1,475	) )

Net cash provided by financing activities	36,643,996	29,195,509	30,578,593		24,230,263

Net increase (decrease) in cash and cash equivalents	(345,271)	3,617,740	2,011,012		1,593,512
Cash and cash equivalents, beginning of year	8,280,368	7,935,097	11,552,837		9,154,387

Cash and cash equivalents, end of year	7,935,097	11,552,837	13,563,849		10,747,899

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	4,846,209	7,103,407	7,085,141		5,614,216
Cash paid during the year for income tax	553,048	787,963	379,762		300,921

Acquisitions (Note 3):
Fair value of net assets acquired	—	88,761	—		—
Goodwill	—	182,388	—		—

Net cash paid for acquisition	—	271,149	—		—

Supplemental schedule of non cash investing and financing activities:
Transfer of loans into securities and other investments (Note 11)	7	19,473	491		389
Increase (decrease) in cumulative translation adjustments, net of tax	(7,076)	134	(461)		(365)
Increase (decrease) in unrealized gains on investment securities, net of tax	484,018	(145,985)	(140,199)		(111,093)
Assets obtained by entering into a capital lease	6,580	49,895	49,327		39,086
Acquisition of Kumho Investment Bank by participating in stock issuance (Note 3)
Fair value of non-cash assets acquired	—	873,280	—		—
Fair value of liability assumed	—	745,254	—		—

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

1. General Information and Summary of Significant Accounting Policies

Woori Finance Holdings Co., Ltd. (the “Holding Company”) was incorporated under the laws of the Republic of Korea on March 27, 2001, and commenced operations on April 2, 2001, under the Financial Holding Company Act. The Holding Company was established primarily to manage certain banks and other companies acquired by the Korea Deposit Insurance Corporation (“KDIC”) in connection with the 1997 Asian Financial Crisis. As of December 31, 2008, the Holding Company controls the following entities: three commercial banks, which include Woori Bank (formerly known as Hanvit Bank), Kyongnam Bank and Kwangju Bank (collectively referred to as the “Bank Subsidiaries”); Woori Finance Information System Co., Ltd.; Woori F&I Co., Ltd.; Woori Credit Suisse Asset Management Co., Ltd. (formerly known as Woori Asset Management Co., Ltd.); Woori Private Equity Co., Ltd. (“Woori PE”), Woori Financial Co., Ltd. (“Woori Financial,” formerly known as Hanmi Capital Co., Ltd.), and Woori Third Asset Securitization Specialty Co., Ltd.; all collectively referred to as “Woori Subsidiaries.” Several of the Woori Subsidiaries also have other subsidiaries of which the Holding Company is now the ultimate financial holding company. The Holding Company, Woori Subsidiaries and their subsidiaries, consolidated trust accounts (see Note 40), and certain other consolidated variable interest entities (“VIEs”) (see Note 10) are collectively referred to as the “Company.”

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

On December 31, 2001, the commercial banking business of Peace Bank was merged into Woori Bank, and Peace Bank acquired the credit card businesses of Woori Bank and Kwangju Bank on January 31, 2002 and February 28, 2003, respectively, to become Woori Credit Card Co., Ltd. (“Woori Credit Card”), a principal credit card subsidiary of the Holding Company. On March 31, 2004, Woori Credit Card was merged into Woori Bank (see Note 39).

Upon the legal establishment of the Holding Company on March 27, 2001, KDIC transferred all its shares of the five subsidiaries to the Holding Company in exchange for the shares of the Holding Company and KDIC became the sole owner of the Holding Company. On June 24, 2002, the Holding Company listed its shares on the Korea Stock Exchange through a public offering, which included 36 million new shares and 54 million previously issued shares. As a result of the public offering, exercise of stock warrants, conversion of convertible debentures and sale of a portion of common stock held by KDIC, the ownership percentage of KDIC as of December 31, 2008 is 72.97%, not considering treasury stock.

The Company registered with the Securities and Exchange Commission (“SEC”) in the United States of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

Risks and uncertainties

The Korean economy is tied to and is closely affected by the global economic conditions. Over the last year financial and credit markets have experienced unprecedented disruption and volatility. In particular, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets, such as those for leveraged finance, collateralized debt obligations (“CDOs”) and other structured instruments. These market uncertainties have resulted in market illiquidity, greater volatility, widening of credit spreads and a lack of price transparency in global financial market.

Moreover, the Company’s operating revenues are impacted by fluctuations in foreign currency rates as a result of its liabilities and assets denominated in foreign currencies and its holdings of trading and investment securities. The value of the Won relative to the U.S dollar has depreciated at a rapid rate as liquidity and credit concerns in the global financial markets increased significantly from September 2008.

Financial results of the Company will be adversely affected if these conditions, along with deterioration in the overall economy, may continue or even worsen. The economic environment and related conditions will directly affect credit performance. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. If these conditions persist for a prolonged period or worsen, adjustments to the carrying amount of its loans and investments would be required, and such adjustments could be material to the consolidated financial statements. The degree of the impact is dependent upon the duration and severity of such conditions.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term primarily relate to the allowance for credit losses on loans and off-balance sheet credit instruments, investment securities, derivative financial instruments, deferred tax assets, financial instruments with no available market prices, stock based compensation, goodwill and other intangibles.

Basis of presentation

The Company maintains its accounts in accordance with accounting principles and practices employed by financial institutions and other enterprises in the Republic of Korea, whereas the accompanying consolidated financial statements reflect certain adjustments not recorded on the Company’s books, to present these statements in accordance with U.S. GAAP.

Unless otherwise stated herein, all references to 2006, 2007, and 2008 refer to the Company’s fiscal periods ended or the dates, December 31, 2006, December 31, 2007, and December 31, 2008, as the context requires.

Certain reclassifications have been made to previously reported amounts to conform to current presentation. These reclassifications did not have a material impact on the Company’s previously reported consolidated financial position or results of operations.

Principles of consolidation

The consolidated financial statements of the Company include the accounts of the Holding Company and its subsidiaries which are generally controlled through a majority voting interest. The consolidated financial statements also include the accounts of the VIEs for which the Company has been determined to be the primary beneficiary pursuant to the Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46(R)”) (see Note 10). All significant intercompany transactions and balances have been eliminated in the consolidation.

The Company accounts for investments in companies in which it owns a voting or economic interest of 20 to 50 percent and is not the primary beneficiary but has the ability to exercise significant influence over operating and financing decisions using the equity method of accounting. These investments are reported in other investment assets, and the Company’s proportionate share of income or loss of the equity method investees and gains and losses realized on disposition of investments are reported in “Investment securities gain (loss), net.”

In accordance with FIN 46(R), the Company evaluates variable interests in entities for which voting interests are not an effective means of identifying controlling financial interests. Variable interests are interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. When the Company first becomes involved with the VIE, the Company evaluates the existence of a primary beneficiary. If the results of the evaluation indicate that the Company is the primary beneficiary, the Company consolidates that entity. The Company reassesses this evaluation upon a reconsideration event of the VIE. If the evaluation indicates that an entity is no longer a VIE or that the Company is no longer its primary beneficiary, then the entity would be deconsolidated. Likewise, if the result of an evaluation indicate that an entity has become a VIE or the Company has become the primary beneficiary, the Company consolidates such VIE for the first time. The Company has significant VIEs which are not consolidated because the Company is not the primary beneficiary. These include Special Purpose Entities (“SPEs”) where the Company provides administration services and liquidity (See Note 10).

Purchase accounting and deficit equity

The purchase of a controlling interest in the banks described above constituted a significant event that warranted a revaluation of the assets and liabilities of the acquired banks. In valuing the assets and liabilities of the acquired banks, the measurement guidelines of Accounting Principles Board (“APB”) Opinion No. 16, “Business Combinations” were followed, including recognizing the fair value of those identifiable intangibles that could be reliably measured, such as core deposit intangible assets. The amount resulting from liabilities in excess of identified assets of the acquired banks has been classified as “deficit equity” in accordance with Emerging Issue Task Force (“EITF”) Issue No. 85-41, “Accounting for Savings and Loan Associations under FSLIC Management Consignment Program.” No goodwill was recorded in connection with these transactions. The values assigned represent the new cost basis of the assets. Deficit equity is presented as a reduction of “Additional paid-in capital” (“APIC”) (see Note 23).

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

Other identifiable intangible assets consist primarily of exclusive contractual right, capitalized software costs and core deposit intangible. The exclusive contractual right is a conditional transfer of cash or other assets to the municipal government or non-profit organizations in exchange for exclusive contractual right of acting as a main bank for the municipal government or non-profit organizations. Core deposit intangible reflects the estimated fair value of the acquired demand deposits and savings accounts which the Company expects to maintain for an extended period of time because of the generally stable customer relationships. The exclusive contractual right is being amortized over its estimated useful life ranging from 3 to 20 years and the capitalized software costs are being amortized over its estimated useful life ranging from 3 to 5 years, using the straight-line method. The core deposit intangible assets are amortized over their estimated useful lives in proportion to the estimated run-off of depositors on an accelerated basis. The estimated periods to be benefited by the core deposit intangible assets range from 5 to 10 years. The Company does not have intangible assets with indefinite useful lives.

The goodwill impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill (as defined in SFAS No. 142) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value (see Note 14). Other intangible assets which have finite useful lives are evaluated for impairment if events and circumstances indicate a possible impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Such evaluation of other intangible assets is based on undiscounted cash flow projections.

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

Under the Bank of Korea Act, Korean banks are required to maintain certain minimum reserves on deposit with the BOK on an average balance basis for a certain period of time based on the average balance of deposits and certain other factors. There are similar reserve deposit requirements for foreign subsidiaries and branches engaged in banking businesses in foreign countries. As of December 31, 2007 and 2008, the reserve funds maintained by the Company, which were included in “Cash and cash equivalents,” were 7,148,300 million Won and 8,867,354 million Won, respectively.

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

The fair value of trading securities, derivative instruments and foreign exchange spot contracts is determined using quoted market prices, including quotes from dealers trading those securities or instruments, when available. If quoted market prices are not available, the fair value is determined based on pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

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

The Company ceases the accrual of interest when principal or interest payments become one day past due. Any unpaid interest previously accrued on such loans is reversed against current year interest income. Cash receipts on non-accrual loans, for which the ultimate collectability is uncertain, are applied as principal reductions, otherwise payments are applied first to the delinquent interest, normal interest, and then to the loan balance until it is paid in full. However, the Company continues to accrue interest on past due loans that are fully secured by deposits or on which there are financial guarantees from the Korean government or certain financial institutions. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current unless the Company believes that collection of the principal and related interest is doubtful.

Securities received by the Company under a debt restructuring or settlement are recorded at the fair value of the security at the date of restructuring or settlement. Any difference between the security’s fair value and the net carrying amount of the loan is recorded as a direct charge-off or recovery, on the loan as appropriate, through the allowance for loan losses.

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

A commercial loan is considered as impaired when, after consideration of current information and events, it is probable that the Company will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan. The Company considers the following types of loans to be impaired:

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

Allowance for credit-related commitments and repurchase obligations

The allowance for credit-related commitments is maintained at a level believed by management to be sufficient to absorb estimated probable losses inherent in the off-balance sheet commitments which include guarantees, commercial letters of credit, unused lines of credit and commitments to extend credit. The Company analyzes its off-balance sheet commitments for possible losses associated with such commitments. The Company reviews the ability of the counterparty of the underlying credit commitment to perform under the commitment. If it is determined that a loss is probable and estimable, the Company records a liability for other credit exposures in a similar manner as if a loan was granted under the terms of the commitment. The allowance for credit-related commitments is reflected in “Other liabilities.”

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

The estimated useful lives of premises and equipment are as follows:

Buildings	20 - 50 years
Equipment and furniture	4 - 8 years
Leasehold improvements	4 - 5 years
Capitalized leases	5 years

Assets held-for-sale

Certain assets to be disposed of are classified as held-for-sale in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” These assets are carried at the lower of aggregate cost or market value; accordingly, a loss is recognized for any initial or subsequent write-down to fair value less estimated selling costs.

Assets acquired through a loan foreclosure are initially recorded at fair value, less estimated selling costs, at the date of acquisition and are classified as held-for-sale. After acquisition, such assets are carried at the lower of their carrying amounts or fair values as determined by their estimated public auction price, net of selling costs.

Loans are designated as held-for-sale when the Company has a positive intent to sell the loans in the foreseeable future. Loans held-for-sale include mortgage loans and are carried at the lower of aggregate cost or market value as determined on an aggregate basis. Loans held-for-sale are included in “Assets held-for-sale.”

Derivatives and hedging activities

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

Derivatives designated as hedges must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be formally designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively at inception and on regular basis quantitative measures of correlation.

For the years ended December 31, 2007 and 2008, the Company has entered into only fair value hedge relationships whereby the Company enter into a derivative contract, the derivative instrument is designated as: (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. Changes in the fair value of the derivatives and the related hedged items are recognized currently in earnings. The Company applied fair value hedge accounting for the interest rate swap transactions that qualified for the short-cut method of hedge accounting. Since no ineffectiveness was assumed for those transactions, no ineffective portion was recognized in earnings for the years ended December 2006, 2007, and 2008.

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

Fair value hedges are accounted for by recording the fair value of the financial derivative instrument and the change in fair value of the asset or liability being hedged on the consolidated balance sheet with the net difference, or hedge ineffectiveness, reported as fair value adjustments of financial derivatives in other expense excluding interest in the consolidated statement of income. Cash payments or receipts and related accruals during the reporting period on derivatives included in fair value hedge relationships are recorded as an adjustment to interest income on the hedged asset or liability. If a financial derivative in a fair value hedging relationship is no longer effective, de-designated from its hedging relationship or terminated, the Company discontinues fair value hedge accounting for the derivative and the hedged item. Changes in the fair value of these derivative instruments no longer designated in an accounting hedge relationship are recorded in gain (loss) on loans and securities, net, in the consolidated statement of income. The accumulated adjustment of the carrying amount of the hedged interest-earning asset or liability is recognized in earnings as an adjustment to interest income over the expected remaining life of the asset using the effective interest method.

Cash flow hedges are accounted for by recording the fair value of the financial derivative instrument as either a freestanding asset or a freestanding liability in the consolidated balance sheet, with the effective portion of the change in fair value of the financial derivative recorded in AOCI, net of tax in the consolidated balance sheet. Amounts are then included in operating interest expense as a yield adjustment in the same period the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the financial derivative is reported as fair value adjustments of financial derivatives in other expense excluding interest in the consolidated statement of income. If it becomes probable that a hedged forecasted transaction will not occur, amounts included in AOCI related to the specific hedging instruments are reported as gain on loans and securities, net in the consolidated statement of income. Derivative gains and losses that are not held as accounting hedges are recognized as gain (loss) on loans and securities, net in the consolidated statement of income as these derivatives do not qualify for hedge accounting under SFAS No. 133, as amended. If a financial derivative ceases to be highly effective as a hedge, hedge accounting is discontinued prospectively and the financial derivative instrument continues to be recorded at fair value with changes in fair value being reported in the gain (loss) on loans and securities, net line item in the consolidated statement of income.

The majority of the Company’s derivatives do not qualify as hedges pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133,” by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and by SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (collectively “SFAS No. 133”) and despite being economic hedges, changes in the fair value of these derivatives are included in “Trading revenue, net.”

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

Fair value measurement

On January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS No. 157, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company will not adopt certain provisions of this statement related to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis until January 1, 2009. In addition, SFAS No. 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair value hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2: Observable inputs other than Level 1 such as: quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated to observable market data for substantially the full term of the asset or liability. Level 2 assets and liabilities may include certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs.

Level 3: Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement.

The fair value of financial instruments and the methods and assumptions used in estimating fair value amounts are detailed in Note 33.

Stock-based compensation

On January 1, 2006, the Company adopted SFAS 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), using the modified prospective method of transition. This method requires the provisions of SFAS No. 123(R) be applied to new awards and awards modified, repurchased or cancelled after the effective date. SFAS No.123(R) also requires compensation cost related to share-based payments to employees to be recognized in the financial statements based on their fair value. Additionally, compensation expense attributable to any unvested awards outstanding at the date of adoption must be recognized over the remaining requisite service period.

Income tax

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” as interpreted by FASB Interpretation No. 48, which prescribe two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating loss, and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

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

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007, which set outs a consistent framework to determine the appropriate level of tax reserve for uncertain tax positions. The Company uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured as the highest tax benefit which is greater than 50% likely to be realized. The difference between the benefit recognized for a position in accordance with FIN 48 and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

The adoption of FIN 48 resulted in an increase in the beginning balance of retained earnings as of January 1, 2007 of 75,266 million Won and a decrease in net income in 2007 of 39,092 million Won. Additionally, in connection with the adoption of FIN 48, the Company elected to classify interest and penalties related to tax positions as a component of income tax expense. See Note 30 to the consolidated financial statements for further details of the Company’s provision and related income tax assets and liabilities.

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

The amount paid under resale agreements accounted for as secured lending transactions and the amount received under repurchase agreements accounted for as secured borrowings transactions are carried on the balance sheet at the amounts. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as interest income and interest expense, respectively.

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

United States dollar amounts

The Company operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar,” “US$”) amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in U.S. dollars at the rate of 1,262.00 Won to US$1.00, the noon buying exchange rate in effect on December 31, 2008 as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. dollars should not be construed as representations that the Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

2. Recent Accounting Standards

SFAS No. 157, “Fair Value Measurements” and FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”

In September 2006, the FASB issued SFAS No. 157, which establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. The Company adopted this statement on January 1, 2008 for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis, the effects of which were not material to the financial condition, results of operations or cash flows. The Company will not adopt certain provisions of this statement until January 1, 2009 as they relate to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the consolidated financial statements on a recurring basis.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP No. FAS 157-4”), which provides additional guidance for estimating fair value in accordance with SFAS No. 157, when the volume and level of activity for the asset or liability have significantly decreased. FSP No. FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP No. FAS 157-4 is effective for interim reporting periods ending after June 15, 2009, or June 30, 2009 for the Company, with early adoption permitted. The Company does not expect the adoption of FSP No. FAS 157-4 to have a material impact on its financial condition, results of operations or cash flows. For additional information regarding the adoption of SFAS No. 157, see Note 33—Fair Value Measurements.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

In February 2007, the FASB issued SFAS No. 159, which provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities. This fair value option is available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The Company adopted this statement on January 1, 2008, however, there was no impact to the Company’s financial statements as the Company did not elect the fair value option for any qualified assets or liabilities during the year ended December 31, 2008.

Staff Accounting Bulletin (SAB) No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings”

In November 2007, the SEC issued Staff Accounting Bulletin No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings” (“SAB No. 109”), which became effective for the Company on January 1, 2008. SAB No. 109 supersedes SAB No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB No. 105”), and states, consistent with the guidance in SFAS No. 156 and SFAS No. 159, that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB No. 109 retains the view expressed in SAB No. 105 that internally developed intangible assets (such as customer relationship intangible assets) should not be recorded as part of the fair value of a derivative loan commitment and broadens its application to all written loan commitments that are accounted for at fair value through earnings. The Company adopted this statement on January 1, 2008 and the impact of adoption was not material to its financial condition, results of operations or cash flows.

SFAS No. 141(R), “Business Combinations”

In December 2007, the FASB issued SFAS No. 141, “Business Combinations.” This statement applies to all transactions or other events in which an entity obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. SFAS No. 141(R) modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS No. 141(R) requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS No. 141(R) also modifies the accounting for certain acquired income tax assets and liabilities. SFAS No. 141(R) is effective for new acquisitions consummated on or after January 1, 2009 and early adoption is not permitted. The Company is currently evaluating the impact of adoption of SFAS 141(R) to its financial condition, result of operations and cash flows.

SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” This statement applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement will be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, or January 1, 2009 for the Company. The Company does not expect the adoption of this statement to have a material impact its financial condition, results of operations or cash flows in future periods.

FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”

In February 2008, the FASB issued FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” FSP No. FAS 140-3 applies to repurchase agreements that relate to previously transferred financial assets between the same counterparties that are entered into contemporaneously with, or in contemplation of, the initial transfer (“repurchase financings”). FSP No. FAS 140-3 is effective for fiscal years beginning after November 15, 2008, or January 1, 2009 for the Company, and will be applied prospectively to initial transfers and repurchase financings for which the initial transfer is executed on or after January 1, 2009. The Company does not expect the adoption of this FSP to have a material impact on its financial condition, results of operations or cash flows in future periods.

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”

In March 2008, FASB issued SFAS No.161, “Disclosures about Derivative Instruments and Hedging Activities.” This statement establishes, among other things, the disclosure requirements for derivative instruments and hedging activities. This statement is effective at the beginning of an entity’s first interim period beginning after November 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS 161 to its financial condition, results of operations and cash flows.

FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP No. FAS 142-3 applies to recognized intangible assets that are accounted for pursuant to SFAS No. 142. FSP No. FAS 142-3 is effective for fiscal years beginning after December 15, 2008, or January 1, 2009 for the Company. The guidance for determining the useful life of a recognized intangible asset will be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements will be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company does not expect the adoption of this FSP to have a material impact on its financial condition, results of operations or cash flows in future periods.

SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with GAAP. This statement will be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows in future periods.

FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. This FSP nullifies EITF Issues No. 90-19, “Convertible Bonds with Issuer Option to Settle for Cash Upon Conversion,” and No. 03-7, “Accounting for the Settlement of the Equity-Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to Be Settled in Stock (Instrument C of Issue No. 90-19).” FSP APB 14-1 amends EITF Issues No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” No. 99-1, “Accounting for Debt Convertible into the Stock of a Consolidated Subsidiary,” No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instrument,” No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share,” No. 05-1, “Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer’s Exercise of a Call Option,” and No. 06-7, “Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No.133.” This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP APB 14-1 to have a material impact on the Company.

EITF on Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”

Derivative contracts on a company’s own stock may be accounted for as equity instruments, rather than as assets and liabilities, only if they are both indexed solely to the company’s stock and settleable in shares. In June 2008, the FASB ratified the consensus reached by the EITF on Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“Issue 07-5”). Under Issue 07-5, an instrument (or embedded feature) would not be considered indexed to an entity’s own stock if its settlement amount is affected by variables other than those used to determine the fair value of a “plain vanilla” option or forward contract on equity shares, or if the instrument contains a feature (such as a leverage factor) that increases exposure to those variables. An equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. Issue 07-5 is effective for the Company on January 1, 2009, and the Company is currently evaluating the impact of adopting Issue 07-5 on the Company’s consolidated financial condition, operating results and cash flows.

FSP No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees”

In September 2008, the FASB issued FSP No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees”. FSP No. FAS 133-1 and FIN 45-4 amends SFAS No. 133 and FASB Interpretation No. 45. This FSP requires the disclosure of the maximum potential amount of future payments, the related fair value, and the current status of the payment/performance risk for certain guarantees and credit derivatives sold. For additional information regarding the adoption of FAS No. FAS 133-1 and FIN 45-4, see Note 34—Derivative Financial Instruments and Hedging Activities.

FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities”

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP No. FAS 140-4 and FIN 46(R)-8”). FSP No. FAS 140-4 and FIN 46(R)-8 amends the disclosure requirements of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and FIN 46(R) and is effective for the first reporting period ending after December 15, 2008, or December 31, 2008 for the Company. The adoption of FSP No. FAS 140-4 and FIN 46(R)-8 did not have a material impact on the Company’s financial condition, results of operations or cash flows.

FSP No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20”

In January 2009, the FASB issued FSP No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” (“FSP No. EITF 99-20-1”). FSP No. EITF 99-20-1 amends the impairment guidance in EITF No. 99-20 to align impairment guidance in EITF 99-20 with that in SFAS No. 115 and related impairment guidance. FSP No. EITF 99-20-1 applies to beneficial interests within the scope of EITF 99-20 and is effective for periods ending after December 15, 2008, or December 31, 2008 for the Company. The adoption of FSP No. EITF 99-20-1 did not have a material impact on the Company.

FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2. FSP No. FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in GAAP for debt securities and the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than temporary impairments of equity securities. FSP No. FAS 115-2 and FAS 124-2 is effective for interim reporting periods ending after June 15, 2009, or June 30, 2009 for the Company, with early adoption permitted. The Company did not early adopt this FSP. The Company expects the adoption of this standard to decrease the impact of impairments on its results of operations in future periods when compared to the impact the Company believes would have occurred without this new accounting standard. The Company is currently evaluating the impact of the adoption of FSP No. FAS 115-2 and FAS 124-2 to its financial condition, results of operations and cash flows.

FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”

In April 2009, the FASB issued FSP No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies.” FSP No. 141(R)-1 amends and clarifies SFAS No. 141(R), Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP No. 141(R)-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008, or January 1, 2009 for the Company and had no impact on its financial condition, results of operations or cash flows.

3. Business Developments

Establishments in 2006

On May 19, 2006, Woori Bank established Korea BTL Infrastructure Fund (“Korea BTL”) in accordance with the Act on Business of Operating Indirect Investment and Assets and Act on Private Investment in Infrastructure. Korea BTL is engaged in the business of corporate investments and intends to conduct private investments in infrastructure projects in accordance with the Act on Private Investment in Infrastructure. As of December 31, 2008, Korea BTL’s common stock, which is wholly owned by Woori Bank, amounted to 121,168 million Won, consisting of 24,233,666 shares issued and outstanding.

Woori Private Equity Fund (“Woori PEF”) established on June 23, 2006, has been engaged in private equity investments and is controlled by Woori PE, which is its general partner. As of December 31, 2008, Woori PEF’s common stock amounted to 210,178 million Won, consisting of 231,810 shares issued and outstanding and Woori Subsidiaries owned 107,799 shares or 46.50% of shares of Woori PEF. In addition, Woori Investment & Securities Co., Ltd., an equity method investee, owned 33,695 shares or 14.54% of Woori PEF.

On August 23, 2006, Woori Bank established Woori Global Markets Asia Limited (“WGMA”), which is a deposit-taking company registered under the Banking Ordinance in Hong Kong and engaged in the business of lending and deposit-taking. As of December 31, 2008, WGMA’s common stock, which is wholly owned by Woori Bank, amounted to 47,620 million Won, consisting of 50,000,000 shares issued and outstanding.

Acquisition of Kumho Investment Bank Co., Ltd.

On June 26, 2007, Woori PEF completed its acquisition of Kumho Investment Bank Co., Ltd. (“Kumho Investment Bank”), a merchant banking company operating 3 branches in Korea. Under the terms of the agreement, Woori PEF subscribed to 100% of the issuance of 7,100,000 shares, 41.43% of total shares of Kumho Investment Bank stock at 8,920 Won per share. The total cost of the acquisition was 63,332 million Won. In connection with the acquisition, the Company recorded core deposit intangibles and goodwill amounting to 600 million Won and 11,431 million Won, respectively.

Woori PEF intends to hold substantive control over Kumho Investment Bank since Woori PE, a general partner of Woori PEF, has the right to elect a majority of the Board of Directors, including the CEO, through an agreement between Woori PE and Kumho Asiana, the second largest stockholder.

Acquisition of Woori Financial Co., Ltd.

On September 14, 2007, the Holding Company completed its acquisition of Woori Financial, a leasing and commercial lending company operating 17 branches in Korea. Under the terms of the agreement, the Holding Company acquired 8,499,955 shares of Woori Financial. The total cost of the acquisition was 271,149 million Won. In connection with the acquisition, the Company recorded customer relationship intangibles and goodwill amounting to 11,497 million Won and 182,388 million Won, respectively.

Establishments in 2007

On October 26, 2007, Woori Bank established Woori Bank China Limited (“Woori Bank China”) to engage in deposit taking, lending, private banking services, and credit card services in order to expand its presence in China and its share of the global market. As of December 31, 2008, Woori Bank China’s common stock, which is wholly owned by Woori Bank, amounted to 388,334 million Won (2,400 million RMB).

On December 28, 2007, Woori Bank established Zao Woori Bank Russia Limited (“Zao Bank”) to engage in deposit taking, lending, remittance and export – import banking in order to expand its presence in Russia and its share of the global market. As of December 31, 2008, Zao Bank’s common stock, which is wholly owned by Woori Bank, amounted to 25,673 million Won (500 million RUB).

Acquisition of Woori Aviva Life Insurance Co., Ltd.

On April 4, 2008, the Holding Company completed its acquisition of Woori Aviva Life Insurance Co., Ltd. (“Woori Aviva”) in accordance with a memorandum of understanding with Aviva International Holdings Limited (“Aviva”). Under the terms of the stock purchase contract, the Holding Company acquired 3,060,000 shares, or 51% of the outstanding shares, for 76,335 million Won and Aviva acquired 2,438,757 shares, or 40.65%. Woori Aviva is operating 38 domestic branches and 192 agencies as of December 31, 2008.

In accordance with a joint venture agreement with Aviva, both the Holding Company and Aviva have the right to participate in the management of Woori Aviva by each appointing two of the four board members. Woori Aviva’s board needs to approve matters to be considered and voted on by shareholders. Furthermore, at least, 60% of the outstanding common shares is needed to approve a matter subject to a vote by the share holders.

The Company does not have control of Woori Aviva through its voting rights or ability to elect two of the four members of the board under the terms of the agreement and, furthermore, Aviva maintains substantive participation rights in Woori Aviva. Therefore, the Company accounts for its investment in Woori Aviva under the equity method of accounting.

4. Restricted Cash

The following table presents the restricted cash as of December 31:

	Korean Won (in millions)
	2007	2008
Deposits related to derivatives contracts	129,994	2,760,065
Deposits for guarantee of payment for secured borrowings	731	315
Other	399	459

Total restricted cash	131,124	2,760,839

The deposits related to derivatives contracts are generally restricted until the related derivatives contracts expire. Also, the Company made deposits as collateral for senior collateralized bond obligations.

5. Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following as of December 31:

	Korean Won (in millions)
	2007	2008
Call loans(1)	1,656,904	1,452,553
Securities purchased under resale agreements	38,500	2,239,731

Total	1,695,404	3,692,284

(1)	Call loans are short-term lending among banks and financial institutions, with maturities of 90 days or less for call loans in Won currency and 30 days or less for call loans in foreign currencies. Typically, call loans have maturities of one day.

6. Trading Assets and Liabilities

The following table presents trading assets and liabilities as of December 31:

	Korean Won (in millions)
	2007	2008
Trading assets:
Debt securities
Korean treasury and government agencies	2,387,736	2,676,853
Corporate	4,539,701	2,886,635
Financial institutions	936,926	798,511
Asset-backed securities(1)	1,121,062	2,136,536
Equity securities	322,543	224,386
Beneficiary certificates(2)	347,914	124,483

Total debt and equity instruments	9,655,882	8,847,404

Foreign exchange spot contracts	5,668	3,378
Derivative instruments
Foreign currency derivatives	1,831,774	8,429,593
Interest rate derivatives	525,533	2,016,555
Credit derivatives	76	—
Equity derivatives	55,169	50,136
Commodity derivatives	94,860	345,949
Other derivatives	3,764	123,824

Total derivative instruments and foreign exchange spot contracts	2,516,844	10,969,435

Total trading assets	12,172,726	19,816,839

Trading liabilities:
Foreign exchange spot contracts	3,796	4,165
Derivative instruments
Exchange rate derivatives	1,732,040	7,894,971
Interest rate derivatives	636,660	2,048,865
Credit derivatives	128,163	484,133
Equity derivatives	383,267	400,950
Commodity derivatives	93,012	329,557
Other derivatives	3,764	123,132

Total trading liabilities	2,980,702	11,285,773

(1)	Asset-backed securities whose value and income payments are mainly derived from and collateralized by a specific pool of underlying assets such as loans collateralized by real estate or automobiles, credit card loans, mortgage loans, loans to constructions and various type of loans.
(2)	Beneficiary certificates, which meet the definition of securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” are beneficial interests in an investment pool in the form of certificates.

7. Trading Revenue, Net

The following table presents net trading related revenue for the years ended December 31:

	Korean Won (in millions)
	2006	2007	2008
Debt securities	29,902	(46,554)	111,718
Equity securities	12,027	65,023	(119,177)
Beneficiary certificates	(572)	(17,814)	4,173
Foreign exchange spot contracts	204,881	241,139	1,295,512
Derivative instruments	84,893	(226,666)	(1,740,564)

Total net trading related revenue	331,131	15,128	(448,338)

For the years ended December 31, 2006, 2007 and 2008, net unrealized holding gains (losses) on trading securities of 21,746 million Won, (31,732) million Won and 105,434 million Won, respectively, were included in “Trading revenue, net.”

8. Investment Securities

As of December 31, 2007, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	10,586,979	12,622	(47,004)	10,552,597
Corporate	6,983,571	42,627	(119,326)	6,906,872
Financial institutions	5,324,755	2,364	(24,225)	5,302,894
Asset-backed securities(1)	1,616,302	3,705	(4,671)	1,615,336
Foreign governments	18,221	123	(1)	18,343
Equity securities	635,869	1,035,088	(18,130)	1,652,827
Beneficiary certificates	1,138,836	47,248	(121)	1,185,963

Total available-for-sale securities	26,304,533	1,143,777	(213,478)	27,234,832

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	6,413,103	2,791	(73,256)	6,342,638
Corporate	56,329	969	(337)	56,961
Financial institutions	1,585,421	245	(26,559)	1,559,107
Asset-backed securities(1)	45,492	—	(382)	45,110
Foreign governments	115,647	1	(110)	115,538

Total held-to-maturity securities	8,215,992	4,006	(100,644)	8,119,354

(1)	Asset-backed securities whose value and income payments are mainly derived from and collateralized by a specific pool of underlying assets such as loans collateralized by real estate or automobiles, credit card loans, mortgage loans, loans to constructions and various type of loans.

As of December 31, 2008, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	8,735,445	195,745	(26)	8,931,164
Corporate	5,784,280	128,505	(73,316)	5,839,469
Financial institutions	3,905,846	80,530	(17,391)	3,968,985
Asset-backed securities(1)	2,084,219	3,835	(972)	2,087,082
Foreign governments	70,126	254	—	70,380
Equity securities	598,222	426,988	(37,733)	987,477
Beneficiary certificates	1,503,954	30,571	(13,221)	1,521,304

Total available-for-sale securities	22,682,092	866,428	(142,659)	23,405,861

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	6,977,492	145,001	(2,412)	7,120,081
Corporate	118,575	690	(3,309)	115,956
Financial institutions	2,334,854	14,088	(8,239)	2,340,703
Asset-backed securities(1)	80,867	220	(4)	81,083
Foreign governments	99,767	207	—	99,974

Total held-to-maturity securities	9,611,555	160,206	(13,964)	9,757,797

(1)	Asset-backed securities whose value and income payments are mainly derived from and collateralized by a specific pool of underlying assets such as loans collateralized by real estate or automobiles, credit card loans, mortgage loans, loans to constructions and various type of loans.

The Bank of Korea (“BOK”), the Korea Development Bank (“KDB”), and Korea Asset Management Corporation (“KAMCO”) are financial institutions owned and controlled by the Korean government. Monetary Stabilization Bonds were issued by BOK and included in Korean treasury and government agencies, and Industrial Financial Debentures were issued by KDB and were included in financial institutions. Non-Performing Assets (“NPA”) Management Fund Bonds, issued by KAMCO were included in Korean treasury and government agencies. Monetary Stabilization Bonds, Industrial Financial Debentures and NPA Management Fund Bonds as of December 31, 2007 and 2008 are summarized below:

	Korean Won (in millions)
	2007		2008
	Amortized cost	Fair value	Amortized cost	Fair value
Monetary Stabilization Bonds
Trading securities	—	—	369,869	378,256
Available-for-sale securities	5,960,831	5,946,990	3,861,735	3,911,194
Held-to-maturity securities	2,865,753	2,854,254	4,140,114	4,243,257

Total	8,826,584	8,801,244	8,371,718	8,532,707

Industrial Financial Debentures
Trading securities	—	—	9,724	10,057
Available-for-sale securities	1,007,351	1,004,904	546,049	558,568
Held-to-maturity securities	509,875	500,356	489,834	492,032

Total	1,517,226	1,505,260	1,045,607	1,060,657

NPA Management Fund Bonds
Held-to-maturity securities	39,979	39,862	—	—

Total	39,979	39,862	—	—

For the years ended December 31, 2006, 2007 and 2008, the Company recognized impairment losses of 71,371 million Won, 652,513 million Won and 591,530 million Won, respectively, on available-for-sale securities and held-to-maturity securities, where decreases in values were deemed to be other-than-temporary.

During 2007 and 2008, there was a decline in the fair value of the Company’s asset-backed securities portfolio, specifically U.S. CDOs, as a result of deteriorating conditions in the U.S. subprime/credit market. Accordingly, the Company wrote down 505,760 million and 331,608 million Won of U.S. CDOs and charged the losses to current operations in 2007 and 2008 as the Company considered the losses to be other-than-temporary. As a result, the carrying amount of the Company’s investment in U.S. CDOs was 471,245 million and 108,002 million Won as of December 31, 2007 and 2008, respectively. These instruments were valued using pricing models and discounted cash flow methodologies incorporating assumptions that, in management’s judgment, reflect the assumptions a marketplace participant would have used at December 31, 2007 and 2008. In the most liquid markets, readily available or observable prices are used in valuing asset-backed securities. In less liquid markets, such as those that we have encountered in 2007 and 2008, the lack of these prices necessitates the use of other available information and modeling techniques to approximate the fair value for certain of these securities.

The markets for these U.S. CDOs remain extremely illiquid and as a result, valuation of these securities is complex and involves the use of quantitative modeling and management judgment. Valuation of these exposures will also continue to be impacted by external market factors, including default rates, rating agency actions, and the prices at which observable market transactions occur. Our ability to mitigate our risk by selling or hedging our exposures is also limited by the market environment. Our future results may continue to be impacted by these positions.

The following table presents unrealized losses and fair values of available-for-sale and held-to-maturity securities at December 31, 2007 for which impairment has not been recognized. These securities are segregated between investments that have been in a continuous unrealized loss position for less than twelve months and equal to or greater than twelve months.

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

The following table presents unrealized losses and fair values of available-for-sale and held-to-maturity securities at December 31, 2008 for which impairment has not been recognized. These securities are segregated between investments that have been in a continuous unrealized loss position for less than twelve months and equal to or greater than twelve months.

	Korean Won (in millions)
	Unrealized loss position less than 12 months		Unrealized loss position equal to or greater than 12 months		Total
	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value
Available-for-sale:
Debt securities
Korean treasury and government agencies	(26)	19,974	—	—	(26)	19,974
Corporate	(73,316)	2,992,833	—	—	(73,316)	2,992,833
Financial institutions	(17,391)	172,302	—	—	(17,391)	172,302
Asset-backed securities	(972)	632,122	—	—	(972)	632,122

Sub total	(91,705)	3,817,231	—	—	(91,705)	3,817,231
Equity securities	(37,733)	336,239	—	—	(37,733)	336,239
Beneficiary certificates	(13,221)	130,338	—	—	(13,221)	130,338

Total	(142,659)	4,283,808	—	—	(142,659)	4,283,808

Held-to-maturity:
Debt securities
Korean treasury and government agencies	(2,374)	276,229	(38)	20,048	(2,412)	296,277
Corporate	(3,309)	68,277	—	—	(3,309)	68,277
Financial institutions	(3,513)	358,702	(4,726)	186,234	(8,239)	544,936
Asset-backed securities	(4)	19,996	—	—	(4)	19,996

Total	(9,200)	723,204	(4,764)	206,282	(13,964)	929,486

Management does not believe any individual unrealized loss as of December 31, 2008 represents an other-than-temporary impairment, having considered (1) the length of time a security has been below cost; (2) the extent to which fair value is less than its cost basis; (3) the financial condition and near term prospects of the issuer, including any specific events that may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the issuer or the discontinuance of a segment of the business that may affect the future earnings potential; and (4) the Company’s ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value (see Note 1). The majority of unrealized losses in the portfolio are attributable to changes in the current market conditions and do not affect the expected cash flows of the underlying collateral or issuer. The Company has the ability and intent to retain these securities until the forecasted recovery in the market value. The total number of security positions in the investment portfolio that were in an unrealized loss position at December 31, 2008 was 346 for available-for-sale securities and 99 for held-to-maturity securities.

During the year ended December 31, 2007, the Company disposed of 13,244,159 shares of LG Card Co., Ltd., accounted for as available-for-sale securities. With respect to the sale of this investment, the Company recognized a gain on disposal of investments amounting to 616,097 million Won, and recorded the amount as “Investment securities gain, net” in the consolidated income statements.

For the years ended December 31, 2006, 2007 and 2008, proceeds from sales of available-for-sale securities amounted to 12,110,795 million Won, 17,314,478 million Won and 12,284,279 million Won, respectively. For the years ended December 31, 2006, 2007 and 2008, the gross realized gains amounted to 429,513 million Won, 759, 697 million Won and 145,699 million Won, respectively, and the gross realized losses amounted to 10,794 million Won, 3,824 million Won and 14,402 million Won, respectively.

The amortized cost and estimated fair value of the Company’s available-for-sale debt securities and held-to-maturity debt securities as of December 31, 2008 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Korean Won (in millions)
	Available-for-sale securities		Held-to-maturity securities
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	17,284,971	17,570,385	7,740,309	7,865,879
Due after one year through five years	2,620,895	2,656,854	1,791,892	1,808,593
Due after five years through ten years	9,047	9,337	35,355	38,758
Due after ten years	665,004	660,504	43,999	44,567

Total	20,579,917	20,897,080	9,611,555	9,757,797

As discussed in Note 1, certain Woori Subsidiaries issued common shares to KDIC in exchange for KDIC bonds. Woori Subsidiaries have also purchased additional KDIC bonds for trading purposes. The KDIC bonds have readily determinable market prices and their use by the Company is not restricted. The details of KDIC bonds as of December 31, 2007 and 2008 are summarized below:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
As of December 31, 2007:
Trading securities	29,395	11	(192)	29,213
Available-for-sale securities	804,814	2,790	—	807,604
Held-to-maturity securities	788,654	277	(13,803)	775,129

Total KDIC bonds	1,622,863	3,078	(13,995)	1,611,946

As of December 31, 2008:
Trading securities	9,614	733	—	10,347
Available-for-sale securities	39,570	1,246	—	40,816
Held-to-maturity securities	488,998	4,479	(109)	493,368

Total KDIC bonds	538,182	6,458	(109)	544,531

Gross unrealized gains and losses on trading securities are included in “Trading revenue, net.”

Interest income from KDIC bonds for the years ended December 31, 2006, 2007 and 2008 was as follows:

	Korean Won (in millions)
	2006	2007	2008
Interest income:
Trading securities	6,279	1,371	747
Available-for-sale securities	85,307	60,657	2,079
Held-to-maturity securities	48,279	43,275	20,358

Total interest income	139,865	105,303	23,184

Carrying values of securities pledged in relation to repurchase agreements, borrowing transactions, margin for futures contracts and asset securitizations as of December 31, 2007, and 2008 were 6,909,256 million Won and 9,591,521 million Won, respectively (see Note 35).

9. Other Investment Assets

The following table presents other investment assets as of December 31:

	Accounting method used	Korean Won (in millions)
		2007	2008
Investments in affiliates	Equity method	1,152,162	1,335,527
Restricted stocks	Cost method	218,731	215,857
Non-marketable equity securities	Cost method	659,886	846,042
Investments in limited partnerships	Cost method	20,453	19,781

Total other investment assets		2,051,232	2,417,207

Investments in affiliates are investments in which the Company has significant influence over the operations and financial policies of the investee, and are accounted for under the equity method. Investments in affiliates include investments in limited partnerships if the limited partnership interest is greater than 3% to 5%, pursuant to EITF Topic D-46, “Accounting for Limited Partnership Investments.” Under the equity method, the Company records its equity ownership share of the net income or loss of the investee in “Investment securities gain, net.” As of December 31, 2007 and 2008, the carrying amount of the investment in Woori Investments & Securities for which a quoted market price is available, was 811,341 million Won and 724,610 million Won, respectively. The market value of this investment was 1,220,663 million Won and 581,379 million Won, respectively.

The cost method is used for restricted stock, non-marketable equity securities and investments in limited partnerships other than those included in the investments in affiliates. Under this method, there is no change to the cost basis unless there is an other-than-temporary decline in value, which results in write-down.

Restricted stock whose original period of restriction on disposition is more than one year from its acquisition is reclassified into available-for-sale securities and recorded at fair value when the restriction on disposition is lifted or when the remaining period of the restriction becomes less than one year.

The aggregate cost of the Company’s cost method investments totaled 1,081,680 million Won as of December 31, 2008. The Company did not estimate the fair value for the investments of 91,559 million Won because the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments. Of the remaining 990,121 million Won of investments, the Company estimated that the fair value exceeded the cost of investments with an aggregate cost of 939,641 million Won. The remaining 50,480 million Won of cost method investments were evaluated for impairment and the Company recorded impairment losses on these investments which the Company considered to be other-than-temporary.

For the years ended December 31, 2006, 2007 and 2008, the Company recognized impairment losses of 1,153 million Won, 29,213 million Won and 53,657 million Won, respectively, on other investment assets, where decreases in values were deemed to be other-than-temporary.

10. Securitization of Loans and Variable Interest Entities

Securitization of loans

For the years ended December 31, 2007 and 2008, the Company securitized loans with an aggregate principal balance of 349,397 million Won and 142,181 million Won, respectively, and retained certain interests in those loans. In connection with these transactions, the Company received 289,518 million Won and 116,644 million Won for the years ended December 31, 2007 and 2008, respectively, as consideration. The Company recognized 17,433 million Won and 3,612 million Won of gains resulted from the sale of loans in securitizations for the years ended December 31, 2007 and 2008, respectively. The Company also received cash flows of 1,161 million Won and 365 million Won for providing asset management services for the years ended December 31, 2007 and 2008, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of securitization during the years ended December 31, 2007 and 2008 were as follows:

	2007	2008
Collection ratio	66.52 - 68.83%	60.71 - 62.40%
Weighted average life	1.01 - 1.15 years	1.32 - 1.36 years
Weighted average discount rate	10.15 - 10.30%	13.07 - 13.16%

The Company holds retained interests in securitized financial assets through investments in bonds issued by securitization vehicles and common shares of such vehicles. The investments in bonds are classified as held-to-maturity securities and the investments in common shares are accounted for using the equity method. The Company determines the fair value of the retained interests using the present value of future cash flows taking into consideration the priority of payments. The aggregate amounts of bonds and equity investments that the Company holds as retained interests in the assets securitized are 91,087 million Won and 51,196 million Won, and 52,876 million Won and 41,384 million Won as of December 31, 2007 and 2008, respectively.

As of December 31, 2008, the key economic assumptions in subsequently measuring the fair value of aggregate retained interests in the assets securitized, which totaled 94,260 million Won, and the sensitivity of the current fair value of residual cash flows to 10% and 20% adverse changes in those assumptions are summarized as follows:

	Key assumptions	Korean Won (in millions)
		10%	20%
Adverse change in collection ratio	50.48 - 76.94%	(17,435)	(34,871)
Adverse change in weighted average life	0.35 - 2.42%	(3,471)	(6,798)
Adverse change in weighted discount rate	9.68 - 13.23%	(3,153)	(6,115)

The amount of the net charge-offs recognized subsequent to securitization during the years ended December 31, 2007 and 2008 were 115,633 million Won and 273,542 million Won, respectively. Of 644,105 million Won and 314,732 million Won of the principal balance of loans securitized and outstanding, 634,644 million Won and 314,732 million Won were considered to be delinquent as of December 31, 2007 and 2008, respectively.

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

Variable Interest Entities (“VIE”)

In the normal course of its business, the Company has involvement with various entities, which may be deemed to be VIEs, such as SPEs created for asset-backed securitizations of non-performing assets, guaranteed trust accounts, and investment equity funds (see Notes 38 and 40). As defined in FIN 46(R), VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest.

These VIEs are consolidated by its primary beneficiary that, through its variable interest, absorbs the majority of the economic risks and rewards of VIEs. A variable interest is a contractual, ownership or other interest that changes with changes in the fair value of the VIEs’ net assets. Consolidation under FIN 46(R) is based on expected losses and residual returns. To determine whether it must consolidate a VIE, a variety of qualitative and quantitative assumptions are used to estimate projected cash flows and to determine which parties will absorb expected losses and expected residual returns.

In most cases, the Company qualitatively analyzes the design of VIEs and assesses the nature of the risks based on variability generated from the Company’s involvement with its investment. In the case a qualitative analysis of the Company’s involvement with the entity does not provide sufficient evidence to determine whether it is the primary beneficiary, a more detailed analysis to quantify the extent of variability to be absorbed by each variable interest holder is required. The quantitative analysis provides probability-weighted estimates of a range of potential outcomes and management judgment is required in determining the primary beneficiary.

The Company generally classifies its involvement in VIEs as follows:

•	Asset-backed securitization of loans

The Company utilizes SPEs to securitize non-performing loans. The Company transfers loans to the SPEs which in turn issue asset backed securities collateralized by the transferred loans. In these securitizations, various classes of debt securities are issued to the Company or third parties, and the SPEs have mainly issued subordinated notes to the Company, the asset transferor. The subordinated notes are designed to absorb the expected variability associated with the credit risk in the SPEs’ assets. These SPEs are deemed to be VIEs and are generally consolidated as the Company is the primary beneficiary when the Company holds the majority of the subordinated notes issued by the VIEs. As a result, the assets of consolidated VIEs serve as collateral for the obligations of the VIEs. The Company does not consolidate the VIEs when its expected loss analysis indicates that third parties that hold the subordinated notes absorb the majority of the variability of the SPEs’ assets.

•	Liquidity provided to VIEs

The Company provides liquidity facilities to VIEs which are structured by third parties. The Company’s liquidity commitments are collateralized by various classes of assets. The liquidity facilities are designed to provide credit support to the conduits at a level equivalent to investment grade determined in accordance with internal risk rating guidelines.

The Company has determined that the majority of expected losses are absorbed by third parties when there are credit enhancement commitments, such as financial guarantees by third parties, and therefore does not consolidate the VIEs. However, the Company consolidates VIEs where there are no credit enhancement commitments by third parties and the Company absorbs the expected losses.

•	Loans and Investments originated by VIEs

The Company has involvement with certain VIEs by investing in securities issued by the VIEs or providing financing to VIEs through loans. These VIEs raise funding through the issuance of various types of debt securities, such as subordinated notes, to third party investors. The VIEs also raise funding through long-term and short-term borrowings from the Company. The Company consolidates these VIEs when the Company absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both. The Company considers the rights and obligations conveyed by its variable interests, loans and investments in this case, and variable interests held by other parties to determine whether its variable interests will absorb a majority of a variable interest entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. However, VIEs are not consolidated when the Company does not absorb the majority of the variability of the SPEs’ assets.

•	Investment trusts and funds

The Company has consolidated its guaranteed fixed rate money trusts because the Company was deemed to be the primary beneficiary. The Company would absorb the majority of the expected losses of these trusts by providing a guarantee of the principal and a fixed rate of return on the principal amount invested. Other trusts, such as performance based trusts, are deemed to be VIEs but are not consolidated because the Company does not absorb the majority of the expected future variability associated with the trusts’ assets. The Company also has involvement in various types of funds by investing directly and indirectly in funds sponsored by its subsidiaries, selected private equity, and venture capital groups. To determine whether the Company should consolidate those funds, the Company evaluates its interests and third party interests in the funds invested. The Company is deemed to be the primary beneficiary when the Company’s investment is more than fifty percent of the total issuance. On December 31, 2008, the Company adopted FSP FAS 140-4 and FIN 46(R)-8 which accelerates the requirement for public companies to provide disclosures that improves the transparency of transfers of financial assets and an enterprise’s involvement with VIEs. Nonetheless, the FSP does not require retrospective application of the new disclosure. The disclosure for 2007 has not been restated for the new disclosure requirement and therefore are not comparable to the 2008 disclosures.

The following table presents the carrying amounts and classification of assets and liabilities held by VIEs as of December 31, 2008, which have been consolidated by the Company in accordance with the provisions of FIN 46(R).

Korean Won (in millions)	Asset-backed securitization of loans	Liquidity provided to VIEs	Loans and Investments originated by VIEs	Investment trusts and funds	Total
Assets held by VIEs
Loans, net of allowance for loan losses	365,639	74,281	—	160,781	600,701
Investments	212,566	315,876	—	2,343,506	2,871,948
Other assets	235,599	9,821	8,000	1,137,744	1,391,164

Total	813,804	399,978	8,000	3,642,031	4,863,813

Liabilities held by VIEs
Secured borrowings	375,689	381,861	5,847	75,000	838,397
Other liabilities	389,176	31,334	71	2,140,653	2,561,234

Total	764,865	413,195	5,918	2,215,653	3,399,631

The following table presents the carrying amount of assets held by VIEs as of December 31, 2007, which have been consolidated by the Company.

Korean Won (in millions)	Asset-backed securitization of loans	Liquidity provided to VIEs	Loans and Investments originated by VIEs	Investment trusts and funds	Total
Assets held by VIEs
Loans, net of allowance for loan losses	397,002	89,355	—	524,981	1,011,338
Investments	55,992	403,349	—	2,813,010	3,272,351
Other assets	146,219	18,052	13,975	596,022	774,268

Total	599,213	510,756	13,975	3,934,013	5,057,957

In addition to the VIEs that are consolidated, the Company has significant variable interests in certain other VIEs that are not consolidated because the Company is not the primary beneficiary. The following disclosures regarding the Company’s significant continuing involvement with unconsolidated VIEs exclude entities where the Company’s only involvement is in the form of certain derivatives, such as interest rate swaps or cross currency swaps that have customary terms, administrative or trustee services and investments accounted for under the cost method. The total assets and maximum exposure to loss as a result of the involvement in significant VIEs, which have not been consolidated at December 31, 2008, are as follows:

Korean Won (in millions)	Asset-backed securitization of loans	Liquidity provided to VIEs	Loans and Investments originated by VIEs	Investment trusts and funds	Total
Loans, net of allowance for loan losses	—	75,161	283,195	—	358,356
Investments	95,853	4,170,052	617,044	473,118	5,356,067
Other assets	89	—	—	—	89
Total assets involvement	95,942	4,245,213	900,239	473,118	5,714,512
Other liabilities	—	85,720	—	—	85,720
Total liabilities involvement	—	85,720	—	—	85,720
Total assets of VIEs	309,449	9,024,314	2,802,979	1,996,514	14,133,256
Maximum exposure(1)	95,942	7,159,801	900,239	473,118	8,629,100

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31, 2008.

The following table presents total assets and maximum exposure to loss associated with the Company’s variable interests as a result of the involvement in significant VIEs for which it is not a primary beneficiary as of December 31, 2007.

Korean Won (in millions)	Asset-backed securitization of loans	Liquidity provided to VIEs	Investments in securities issued by VIEs	Investment trusts and funds	Total
Total assets of VIEs	402,365	6,388,319	13,256,131	3,933,070	23,979,885
Maximum exposure(1)	142,284	5,497,794	4,190,327	984,249	10,814,654

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31, 2007.

The Company’s maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Company’s balance sheet but also potential losses associated with off-balance sheet commitments, such as unfunded liquidity commitments and other contractual arrangements.

11. Loans

The composition of the loan portfolio as of December 31, 2007 and 2008 is summarized as follows:

	Korean Won (in millions)
	2007	2008
Domestic
Commercial:
Commercial and industrial	76,049,641	93,930,522
Lease financing	272,378	425,173
Trade financing	8,754,279	12,201,362
Other commercial(1)	6,495,447	8,266,314
Consumer:
Mortgage	3,248,405	3,274,895
Other consumer(2)	56,175,941	56,910,629
Credit card	3,325,345	4,293,709

Sub total	154,321,436	179,302,604

Foreign
Commercial:
Commercial and industrial	5,327,411	9,015,214
Trade financing	137,733	185,250
Consumer:
Other consumer	98,989	128,904

Sub total	5,564,133	9,329,368

Gross loans	159,885,569	188,631,972
Deferred origination costs (fees)	(3,460)	27,853
Less: Unearned income	(16,691)	(50,769)
Less: Allowance for loan and lease losses	(1,735,532)	(2,941,574)

Total loans, net(3)(4)	158,129,886	185,667,482

(1)	Other commercial loans include commercial bills discounted, commercial loans with government funds and overdrafts.
(2)	Other consumer loans primarily consist of general household loans including personal overdrafts and loans with principal due at maturity.
(3)	The figures above do not include 126,370 million Won and 339,599 million Won of loans classified as loans held-for-sale at December 31, 2007 and 2008, respectively, which are included in assets held-for-sale.
(4)	The figures include pledged loans of 465,434 million Won and 608,375 million Won as of December 31, 2007 and 2008, respectively (see Note 35).

Since March 2004, the Bank Subsidiaries have acted as mortgage loan originators for Korea Housing Finance Corporation (“KHFC”). Under the Mortgage Loans Sales and Servicing Agreements entered into with KHFC, the Bank Subsidiaries originate mortgage loans, sell those loans to KHFC shortly after their origination, retain the servicing rights for the loans and receive servicing fees in return. These loans are transferred at their carrying value and the Bank Subsidiaries retain no risk, but retain various servicing responsibilities with regard to the collection and administration of the loans, as well as servicing rights, and receive servicing fees in return.

KHFC was established on March 1, 2004 in accordance with the Korea Housing Finance Corporation Act to improve national welfare and contribute to the development of the Korean economy by securitizing mortgage loans, providing housing finance credit guarantees and promoting a stable flow of housing finance on a long-term basis. The Bank Subsidiaries sold mortgage loans with an aggregate principal balance of 144,026 million Won,

376,362 million Won and 544,535 million Won to KHFC and recognized 4,164 million Won, 5,494 million Won and 8,466 million Won of servicing fee income in the years ended December 31, 2006, 2007 and 2008, respectively. In relation to these transactions, the Company recorded assets held-for-sale as of December 31, 2007 and 2008, consisting of mortgage loans amounting to 109,499 million Won and 153,849 million Won, respectively.

In addition to loans securitized as described in Note 10, the Company sold loans with an aggregate principal balance of 265,266 million Won, 515,891 million Won and 804,972 million Won in the years ended December 31, 2006, 2007 and 2008, respectively, including the mortgage loans sold as described above. The Company retained no interests in these loans sold. Gains and losses recognized in connection with these sales of loans and subsequently recognized in connection with settlement of loan sales in prior years are presented in Notes 26 and 27. There were no recourse obligations assumed by the Company for the sales of loans in the years ended December 31, 2006, 2007 and 2008.

In the year ended December 31, 2006, 2007, and 2008, the Company received marketable equity securities having a fair value of 7 million Won, 19,473 million Won and 491 million Won, respectively, through restructuring of one, eight, and fourteen loans, respectively, having an aggregate book value of 137 million Won, 56,701 million Won and 3,982 million Won, respectively. The Company recognized aggregate direct charge-offs of 130 million Won, 37,228 million Won and 3,491 million Won, respectively, related to these transactions.

The following table sets forth information about the Company’s impaired loans as of December 31, 2006, 2007 and 2008. Impaired loans are those of which the Company believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan.

	Korean Won (in millions)
	2006	2007	2008
Impaired loans with an allowance	1,534,725	1,319,075	3,337,170
Impaired loans without an allowance	210,628	75,830	358,920

Total impaired loans	1,745,353	1,394,905	3,696,090

Allowance for impaired loans	(585,171)	(491,942)	(1,498,322)
Average balance of impaired loans during the year	1,935,143	1,568,287	3,571,050
Interest income recognized on impaired loans during the year(1)(2)	110,296	103,319	237,508

(1)	Had the impaired loans performed in accordance with their original terms, additional interest income of 66,983 million Won, 57,167 million Won and 81,605 million Won would have been recorded in 2006, 2007 and 2008, respectively.
(2)	Of these amounts, 14,166 million Won, 11,249 million Won and 9,759 million Won as of December 31, 2006, 2007 and 2008, respectively, relate to troubled debt restructurings.

As of December 31, 2006, 2007 and 2008, the Company had non-accrual loans, including commercial, consumer and credit card loans, of 2,567,427 million Won, 2,836,848 million Won and 4,186,869 million Won, respectively. Had interest on these loans been accrued, such interest would have amounted to 215,587 million Won, 207,348 million Won and 292,229 million Won for 2006, 2007 and 2008, respectively. Interest income, which is recognized on a cash-basis, related to non-accrual loans for the years ended December 31, 2006, 2007 and 2008 was 101,647 million Won, 118,370 million Won and 175,056 million Won, respectively.

As discussed in Note 1, poor economic conditions in the Republic of Korea may persist, adversely affecting the credit performance of the debtors of the Company. The Company owns investment securities of, and has loans outstanding to, a number of local companies that have been faced with financial difficulties. The ultimate collectability of these amounts can be influenced by various factors, including overall economic trends and the successful performance of the debtors under restructuring plans in place or in the process of negotiation.

Consequently, it is reasonably possible that adjustments could be made to the reserves for impaired loans and to the carrying amount of investments when evidence is available to support such adjustments. Those adjustments could be material to the consolidated financial statements as well as operation of the Company.

The changes in the allowance for credit losses for the years ended December 31, 2006, 2007 and 2008 are summarized as follows:

	Korean Won (in millions)
	Loans(1)	Credit-related commitments(2)	Repurchase obligations(2)(4)	Total
Allowance at January 1, 2006	1,524,536	128,450	5,685	1,658,671

Provisions (reversal of provisions) for credit losses	509,142	107,065	265	616,472
Charge-offs on repurchased loans	—	—	(4,972)	(4,972)
Allowance relating to credit-related commitments transferred to loans	14,770	(14,770)	—	—
Charge-offs(3)	(360,792)	—	—	(360,792)
Recoveries	174,484	—	—	174,484
Foreign exchange translation adjustment	(7,358)	—	—	(7,358)

Allowance at December 31, 2006	1,854,782	220,745	978	2,076,505

Provisions (reversal of provisions) for credit losses	218,797	(54,303)	—	164,494
Charge-offs on repurchased loans	—	—	(978)	(978)
Allowance relating to credit-related commitments transferred to loans	10,628	(10,628)	—	—
Charge-offs(3)	(510,920)	—	—	(510,920)
Recoveries	161,380	—	—	161,380
Foreign exchange translation adjustment	865	—	—	865

Allowance at December 31, 2007	1,735,532	155,814	—	1,891,346

Provisions (reversal of provisions) for credit losses	1,608,284	157,421	—	1,765,705
Allowance relating to credit-related commitments transferred to loans	13,269	(13,269)	—	—
Charge-offs(3)	(517,901)	—	—	(517,901)
Recoveries	87,471	—	—	87,471
Foreign exchange translation adjustment	14,919	—	—	14,919

Allowance at December 31, 2008	2,941,574	299,966	—	3,241,540

(1)	Loans held-for-sale are not subject to this reserve process.
(2)	The allowance for credit-related commitments and the allowance for repurchase obligations are included in “Other liabilities.”
(3)	When a loan is sold, the related allowance for loan losses is written off at the date of sale. Charge-offs include 89,986 million Won, 99,497 million Won and 40,371 million Won of allowance for loan losses written off relating to sale of loans in the year of 2006, 2007 and 2008, respectively.
(4)	When the transferor regains control over the transferred loans sold, the Company re-estimates the value of the repurchased loans based on the discounted cash flow method.

12. Direct Financing Leases

The Company originates direct financing leases on certain machinery, computers and various other equipment for customers in a variety of industries throughout Korea. Income attributable to the leases is initially recorded as unearned income and subsequently recognized as finance income using the effective interest method, over the term of the leases. Residual values are generally guaranteed by the lessee. The terms of the leases are generally from one to fifteen years. The components of the net investment in direct financing leases as of December 31, 2007 and 2008, which are included in “Loans,” are summarized as follows:

	Korean Won (in millions)
	2007	2008
Minimum lease payments receivable	270,449	419,863
Initial direct costs	1,929	5,310

Gross lease payments receivable	272,378	425,173
Unearned income	(16,691)	(50,769)

Total	255,687	374,404

The scheduled maturities of minimum lease payments as of December 31, 2008, were as follows:

Korean Won (in millions)
Due in 2009	247,418
Due in 2010	75,233
Due in 2011	27,436
Due in 2012	5,067
Due in 2013 and thereafter	1,374

Total(1)	356,528

(1)	The difference between the gross lease payments receivable and the total minimum lease payments is due to residual value of direct financing leases.

13. Premises and Equipment, Net

Premises and equipment, net as of December 31, 2007 and 2008 were as follows:

	Korean Won (in millions)
	2007	2008
Land	1,166,756	1,176,558
Building	1,026,477	1,073,664
Equipment and furniture	873,599	867,925
Leasehold improvements	257,152	286,271
Construction in progress	20,170	112,331
Capitalized leases	377,598	353,131

Total	3,721,752	3,869,880
Less: Accumulated depreciation	(1,322,332)	(1,416,036)

Premises and equipment, net	2,399,420	2,453,844

Depreciation expense of premises and equipment for the years ended December 31, 2006, 2007 and 2008 was 154,850 million Won, 202,738 million Won, and 249,446 million Won, respectively.

Capitalized leases are principally related to equipment leased for the Company’s data processing purpose. Accumulated depreciation on such capitalized leases as of December 31, 2007 and 2008 amounted to 158,176 million Won, and 191,108 million Won, respectively.

14. Goodwill and Other Intangible Assets

Goodwill and other intangible assets as of December 31, 2007 and 2008 consisted of the following:

	Korean Won (in millions)
	2007	2008
Goodwill	232,340	136,084
Exclusive contractual right, net of accumulated amortization of 89,998 million Won in 2007 and 98,125 million Won in 2008	101,334	6,690
Capitalized software costs, net of accumulated amortization of 166,128 million Won in 2007 and 221,947 million Won in 2008	97,136	139,696
Core deposit intangible assets, net of accumulated amortization of 1,360 million Won in 2007 and 1,730 million Won in 2008	2,110	1,758
Other, net of accumulated amortization of 2,713 million Won in 2007 and 4,570 million Won in 2008	17,547	2,839

Total	450,467	287,067

The goodwill balances were related to the Woori Bank segment resulting from the acquisition of Panasia on September 11, 2003 and the acquisition of South Coast on December 5, 2005, and related to the Other segment resulting from the acquisition of LG Investment Trust Management Co., Ltd., which was subsequently merged to Woori Investment Trust Management Co., Ltd., on May 6, 2005, the acquisition of Kumho Investment Bank on June 26, 2007 and Woori Financial on September 14, 2007 (see Note 3).

Changes in the goodwill balance during the years ended December 31, 2006, 2007 and 2008 were as follows:

	Korean Won (in millions)
	Woori Bank segment	Other segments	Total
Balance as of December 31, 2005	21,793	26,196	47,989

Disposal of investment securities	—	(7,859)	(7,859)
Foreign exchange translation adjustment	(1,794)	—	(1,794)

Balance as of December 31, 2006	19,999	18,337	38,336

Goodwill recorded
Kumho Investment Bank	—	11,431	11,431
Woori Financial	—	182,388	182,388
Foreign exchange translation adjustment	185	—	185

Balance as of December 31, 2007	20,184	212,156	232,340

Goodwill impaired
Kumho Investment Bank	—	(6,846)	(6,846)
Woori Financial	—	(96,280)	(96,280)
Foreign exchange translation adjustment	6,870	—	6,870

Balance as of December 31, 2008	27,054	109,030	136,084

Based on the goodwill impairment analysis required by SFAS No. 142, the Company recorded a 103,126 million Won goodwill impairment charge in 2008 related to its Woori Financial and Kumho Investment Bank reporting units in Other segments. The primary cause for the goodwill impairment was the rapid deterioration in the financial markets, as well as in the global economic outlook, particularly during the second half of 2008. This deterioration further weakened the near-term prospects for the financial services industry.

In accordance with SFAS No. 142, goodwill must be allocated to reporting units and tested for impairment. The Company determined its reporting units to be the same level or one level below the six reportable segments identified in Note 39 “Segment Reporting.” This determination was based on how the Company’s operating segments are managed and how they reflect the manner in which the Company’s chief operating decision maker assesses the Company’s performance and allocate resources.

For the impairment tests, the fair value of reporting units was calculated using a discounted cash flow analysis, a form of the income approach, using each reporting unit’s internal five year forecast and a terminal value calculated using a growth rate reflecting the nominal growth rate of the economy as a whole and appropriate discount rates for the respective reporting units. The Company’s discounted cash flow analysis required management to make judgments regarding future revenue growth, credit losses and funding rates. In addition, the Company used the discount rates that it believes reflect the risk and uncertainty related to the current business environment.

To assess the reasonableness of the valuations derived from the discounted cash flow models, the Company also analyzed market-based trading and transaction multiples, where available. These trading and transaction comparables are used to assess the reasonableness of the estimated fair values, as observable market information is generally not available.

There were no indefinite-lived other intangible assets for any of the periods presented. Amortization of other intangible assets for the years ended December 31, 2006, 2007 and 2008 was as follows:

	Korean Won (in millions)
	2006	2007	2008
Exclusive contractual right	34,015	36,552	32,690
Capitalized software costs	43,916	46,829	55,819
Core deposit intangible assets	15,944	352	370
Other	1,124	2,790	1,509

Total	94,999	86,523	90,388

The amortization schedule of other intangible assets for the remaining periods is as follows:

	Korean Won (in millions)
	2009	2010	2011	2012	After 2013	Total
Exclusive contractual right	1,223	852	820	817	2,978	6,690
Capitalized software costs	64,349	47,664	15,724	8,634	3,325	139,696
Core deposit intangible assets	370	370	370	370	278	1,758
Other	434	415	409	409	1,172	2,839

Total	66,376	49,301	17,323	10,230	7,753	150,983

Amortization expense is included in “Depreciation and amortization expense.”

15. Other Assets

Other assets as of December 31, 2007 and 2008 consisted of the following:

	Korean Won (in millions)
	2007	2008
Other accounts receivable	409,917	570,033
Domestic exchange settlements debits	871,915	713,720
Security deposits	1,167,975	1,226,546
Prepaid expenses	84,504	97,111
Prepaid corporate income tax	8,538	6,450
Deferred tax assets (see Note 30)	478,018	534,867
Income tax receivable	124,326	98,384
Other	236,965	254,472

Total	3,382,158	3,501,583

16. Deposits

Deposits as of December 31, 2007 and 2008 were as follows:

	Korean Won (in millions)		Weighted average rate paid for 2008
	2007	2008
Interest bearing deposits:
Interest bearing demand deposits	25,037,171	25,835,180	0.30%
Savings deposits	15,357,859	23,379,380	3.73%
Certificate of deposit accounts	21,721,518	18,479,114	6.28%
Other time deposits	77,830,152	93,658,428	5.26%
Mutual installment deposits	412,676	300,870	3.88%

Gross interest-bearing deposits	140,359,376	161,652,972	4.44%
Non-interest bearing deposits:
Demand deposits	4,668,371	6,679,431

Total deposits	145,027,747	168,332,403	4.28%

Deposits with consolidated trust accounts, which were 1,827,044 million Won and 1,917,991 million Won as of December 31, 2007 and 2008, respectively, are included in interest bearing deposits (see Note 40).

The aggregate amount of time deposit accounts (including certificates of deposit) in denominations of 100 million Won or more at December 31, 2007 and 2008 were 68,528,040 million Won and 145,692,536 million Won, respectively.

As of December 31, 2007 and 2008, the aggregate amount of demand deposits that have been reclassified as loan balances, such as overdraft, were 312,511 million Won and 493,943 million Won, respectively.

The contractual schedule of maturities of certificate of deposit accounts, other time deposits and mutual installment deposits as of December 31, 2008 was as follows:

Korean Won (in millions)
Due in 2009	104,284,975
Due in 2010	4,461,254
Due in 2011	1,688,915
Due in 2012	134,143
Due in 2013	295,302
Thereafter	1,573,823

112,438,412

KDIC provides deposit insurance up to a total of 50 million Won per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of the deposit. In connection with the insurance, the Company paid deposit insurance fee in the amount of 146,431 million Won, 149,407 million Won and 150,544 million Won for the years ended December 31, 2006, 2007 and 2008, respectively.

17. Other Borrowed Funds

A summary of other borrowed funds as of December 31, 2007 and 2008 is presented below.

	Korean Won (in millions)
	2007		2008
	Outstanding balance	Weighted average interest rate	Outstanding balance	Weighted average interest rate
Borrowings from the BOK	932,369	2.94%	1,182,798	3.01%
Borrowings in foreign currency	7,203,960	4.50%	10,014,388	4.00%
Borrowings from trust accounts	4,137,759	5.30%	4,130,672	5.74%
Other borrowings	1,658,396	7.36%	3,130,724	8.41%

Total other borrowed funds	13,932,484	4.99%	18,458,582	5.24%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year. Certain securities have been pledged as collateral in connection with borrowings from BOK (see Notes 8 and 35).

Certain borrowing agreements of the Company contain covenants that limit the Company’s ability to pledge the assets to secure indebtedness, to dispose, sell or transfer assets or to enter into arrangements having a similar effect. The Company has recently become aware, however, that as a result of the financing activities undertaken in the ordinary course of the Company’s business activities, the Company had failed to comply with the covenants.

As a result, during the second quarter of 2009, the Company amended covenants with certain lenders effective December 31, 2008. However, where borrowing agreements were not amended, the Company has repaid the related borrowings in the second quarter of 2009. No penalties resulted from the violations.

18. Secured Borrowings

The Company transferred certain non-performing loans, debt securities and other assets to SPEs, which in turn issued beneficial interests collateralized by such loans, debt securities and other assets. In accordance with SFAS No. 140, these transactions have been accounted for as secured borrowings. As a result, the loans, securities, and other assets collateralizing these borrowings are included in “Loans,” “Trading securities,” “Available-for-sale securities,” or “Other assets,” respectively, and the beneficial interests issued by the SPEs, which pay interest rates ranging from 1.0% to 14.0% per annum, are included in “Secured borrowings.”

A summary of the secured borrowings and relevant collateral as of December 31, 2007 is presented as follows:

				Korean Won (in millions)
					Collateral (carrying value)
		Annual interest (%)	Maturity	Secured borrowings	Loans	Securities	Others
Hanvit 9th ABS	Senior & subordinated collateralized bond obligation	14.0	2008	5,750	—	557	—
Woori Ship Mortgage 2-2 ABS	”	5.1 - 5.2	2008 - 2010	185,000	147,288	—	2,008
Woori Aircraft Mortgage 1st	”	7.8 - 8.0	2008 - 2009	6,000	2,886	—	2,341
Swan SF	”	5.7	2008	117,044	106,324	—	4,178
Woori Swan	”	5.8	2008	85,500	—	—	1,570
Woori Frontier	”	5.6 - 5.7	2008 - 2012	230,000	—	405,745	7,368
Woori TY ABS	”	4.1 - 4.7	2008	41,000	64,385	—	—
AnDong Raza First Co., Ltd.	”	1.0 - 5.7	2008 - 2010	246	24,955	—	323
Hiking-Woori	”	7.2 - 15.0	2009 - 2010	8,674	—	—	11,161
Woori EL Co., Ltd.	”	7.5	2008	45,000	—	100,000	—
Ssangyong Capital Auto Loan First Securitization Specialty Co., Ltd.	”	5.0 - 7.2	2008 - 2009	19,000	—	—	—
Hanmi Capital Auto Plus First Securitization Specialty Co., Ltd.	”	5.2 - 5.6	2008 - 2012	89,000	94,966	—	3,699
Securities sold under repurchase agreement in Won		2.0 - 5.3	2008 - 2009	2,155,674	—	3,216,290	—
Securities sold under repurchase agreement in foreign currency		4.8 - 6.2	2008 - 2009	18,764	—	25,000	—
Collateralized borrowings in Won		5.1 - 11.0	2008 - 2011	154,389	24,630	96,840	155,318
Collateralized borrowings in foreign currency		0.7 - 0.9	2008 - 2011	326,300	—	226,750	2,000

Gross secured borrowings				3,487,341	465,434	4,071,182	189,966
Discount				(1,449)	—	—	—

Total secured borrowings, net				3,485,892	465,434	4,071,182	189,966

A summary of the secured borrowings and relevant collateral as of December 31, 2008 is presented as follows:

				Korean Won (in millions)
		Annual interest (%)	Maturity	Secured borrowings	Collateral (carrying value)
					Loans	Securities	Others
Hanvit 9th ABS	Senior & subordinated collateralized bond obligation	14.0	2009	5,750	—	230	—
Woori Ship Mortgage 2-2 ABS	”	5.1- 5.2	2009 - 2010	175,000	186,858	—	1,272
Woori Aircraft Mortgage 1st	”	8.0	2009	3,000	796	—	3,303
Swan SF	”	6.1 - 7.0	2009	36,744	135,721	—	3,417
Woori TY ABS	”	4.7	2009	21,000	49,373	—	—
AnDong Raza First Co., Ltd.	”	1.0 - 8.0	2009 - 2010	246	19,862	—	204
Hiking-Woori	”	15.0	2009	1,360	—	—	7,421
Kwangju Suwan	”	8.0	2009	200	5,000	—	26
Woori SB 10TH Securitization Specialty Co., Ltd	”	8.0	2012	48,758	134,015	—	35
Hanmi Capital Auto Plus First Securitization Specialty Co., Ltd.	”	5.5 - 5.6	2009 - 2010	37,000	42,189	—	1,332
Securities sold under repurchase agreement in Won		3.0 - 7.3	2009 - 2010	2,428,208	—	3,226,941	—
Securities sold under repurchase agreement in foreign currency		3.8	2009	849	—	1,195	—
Collateralized borrowings in Won		5.1 - 11.0	2009	139,018	34,561	242,584	34,915
Collateralized borrowings in foreign currency		1.1 - 4.8	2009 - 2013	504,548	—	1,094,854	—

Gross secured borrowings				3,401,681	608,375	4,565,804	51,925
Discount				(1,000)	—	—	—

Total secured borrowings, net				3,400,681	608,375	4,565,804	51,925

In addition to the above collateral, the SPEs also held cash and cash equivalents and other bank deposits of 38,807 million Won and 26,555 million Won as of December 31, 2007 and 2008, respectively, which have been collected from the loans, securities and other assets. Those cash and cash equivalents and other bank deposits are required to be used to repay the related borrowings when due and are included in “Cash and cash equivalents” and “Interest bearing deposits in other banks” in the consolidated balance sheets.

The combined aggregate amount of contractual maturities of all secured borrowings as of December 31, 2008 was as follows:

Korean Won (in millions)
Due in 2009	2,993,831
Due in 2010	329,062
Due in 2011	4,000
Due in 2012	70,739
Due in 2013	4,049

Gross secured borrowings	3,401,681
Less: Discount	(1,000)

3,400,681

19. Long-Term Debt

The following table is a summary of long-term debt (net of unamortized original issue discount) as of December 31, 2007 and 2008:

	Korean Won (in millions)
	2008
	Interest	Maturity	2007	2008
Senior
Holding Company
Won currency
Finance debentures	4.3% - 8.2%	2009 - 2013	2,120,000	3,250,000

Subsidiaries
Won currency
Notes payable to government funds	4.7% - 5.0%	2009	77,660	100,369
Floating rate notes payable to government funds(1)	4.2% - 8.7%	2009 - 2022	2,644,839	3,372,745
Floating rate notes payable to Seoul Municipal Government(1)	0.0% - 3.8%	2009 - 2019	1,386,466	178,957
Floating rate notes payable to other municipal government(1)	0.0% - 6.1%	2009 - 2015	1,532,796	1,658,519
Floating rate notes payable to Industrial Bank of Korea(1)	0.0% - 5.0%	2009 - 2013	49,017	5,031
Notes payable to other banks	1.5% - 7.5%	2009 - 2010	163,250	67,910
Floating rate notes payable to other banks(1)	2.8% - 3.7%	2009 - 2013	55,084	771,909
Floating rate obligations under capital leases(1)	4.5% - 6.4%	2009 - 2012	59,052	85,047
Finance debentures	4.7% - 10.3%	2009 - 2022	21,377,604	19,237,326
Convertible debentures			793	793
Floating rate finance debentures(1)	4.2% - 8.6%	2009 - 2021	1,605,308	2,475,312

Sub total			28,951,869	27,953,918

Foreign currency
Notes payable to Ministry of Finance and Economics	4.4%	2013	1,451	1,629
Notes payable to Industrial Bank of Korea			2,835	—
Notes payable to other banks	2.9% - 6.5%	2009	591,251	226,428
Floating rate notes payable to KDB(1)			14,073	—
Floating rate notes payable to other banks(1)	0.6% - 8.0%	2009 - 2013	1,196,518	1,699,268
Floating rate finance debentures(1)	1.9% - 14.0%	2009 - 2017	1,144,355	1,728,553
Mid-term note	4% - 8.3%	2009 - 2037	2,345,298	2,694,258

Sub total			5,295,781	6,350,136

Subordinated
Subsidiaries
Won currency
Finance debentures	5.0% - 10.3%	2009	3,449,640	5,138,848
Floating rate finance debentures(1)	5.8%	2009	50,000	50,000

Sub total			3,499,640	5,188,848

Foreign currency
Finance debentures	5.8% - 6.1%	2013 - 2016	1,496,585	1,761,357

			1,496,585	1,761,357

Gross long-term debt			41,363,875	44,504,259

Add: Premium			165	360
Less: Discount			(27,801)	(34,802)

			41,336,239	44,469,817

(1)	Interest rates on floating rate debt are those rates in effect at December 31, 2008.

Long-term debt is predominately denominated in Won, U.S. dollars or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Inter-Bank Offered Rate, which are reset on a monthly, semi-annual or quarterly basis, or the monthly Public Fund Prime Rate published by the Korean government. The weighted-average interest rate for long-term debt was 4.72% and 4.98% as of December 31, 2007 and 2008, respectively.

The combined aggregate amount of contractual maturities of all long-term debt as of December 31, 2008 was as follows:

Korean Won (in millions)
Due in 2009	10,661,721
Due in 2010	12,872,459
Due in 2011	4,771,017
Due in 2012	4,525,625
Due in 2013	2,284,842
Thereafter	9,388,595

44,504,259

Convertible debentures

As of December 31, 2008, the Company had convertible debentures of 793 million Won which were issued by Woori Financial. Maturity is on May 4, 2010 and number of the common shares to be issued is 63,444 shares at the conversion price of 12,500 Won.

20. Other Liabilities

Other liabilities as of December 31, 2007 and 2008 consisted of the following:

	Korean Won (in millions)
	2007	2008
Accrued severance benefits	169,649	158,430
Allowance for credit-related commitments (see Note 11)	155,814	299,966
Accounts payable	327,605	372,011
Unearned income	142,014	195,538
Tax withholdings and income tax payable	448,976	146,882
Deferred tax liabilities (see Note 30)	56,659	48,940
Security deposits received	249,617	281,559
Due to agencies	929,127	1,006,985
Domestic exchange settlements credits	1,815,698	2,302,567
Foreign exchanges	229,610	265,252
Account for agency business	241,781	239,667
Other	725,673	552,954

Total	5,492,223	5,870,751

21. Minority Interest

Minority interest represents the equity for the outstanding voting stock of subsidiaries not owned by the Company (see Note 38). The changes in minority interest in 2006, 2007 and 2008 consisted of minority interest in net income of subsidiaries, minority interest in changes in other comprehensive income of subsidiaries and changes in minority interests resulting from acquisitions and changes in the ownership percentage of subsidiaries.

22. Common Stock

Capital stock

The Company has 2,400 million authorized shares of common stock with a 5,000 Won par value, of which 806,015,340 shares were issued and 806,012,780 shares, net of 2,560 shares of treasury stock, were outstanding as of December 31, 2008. 806,015,340 shares were issued and 805,988,800 shares, net of 26,540 shares of treasury stock, were outstanding as of December 31, 2007. The Company’s common stock owned by KDIC totaled to 588,158,609 shares (72.97%, not considering the treasury stock) as of December 31, 2007 and 2008.

Treasury stock

Treasury stock is recorded at cost. The changes in the treasury stock of the Company for the years ended December 31, 2006, 2007 and 2008 were as follows:

Description	Shares increase	Shares decrease	Net changes
Shares at January 1, 2006			2,550

2006—purchase	5	—	5
2007—purchase	23,985	—	23,985
2008—re-issuance	—	23,980	(23,980)

December 31, 2008			2,560

In 2007, the Company purchased 23,985 shares primarily through trusts and private equity funds which are included in consolidation.

23. Additional Paid-in Capital

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

On December 29 through December 31, 2000, Bank Subsidiaries and Woori Credit Card received 3,466,800 million Won from KDIC, in connection with the purchase by KDIC of newly issued shares of the banks. These amounts have been recorded as additional paid-in capital in the accompanying consolidated financial statements. During 2001, Bank Subsidiaries and Woori Credit Card received 2,583,600 million Won from KDIC, as additional capital injection. These amounts have been recorded as additional paid-in capital in the accompanying consolidated financial statements.

On November 3, 2000, KDIC established Woori Investment Bank (See Note 1) by contributing capital of 170,493 million Won, which has been recorded as additional paid-in capital by the Holding Company. On March 24, 2001, additional contributed capital of 30,913 million Won from KDIC, has been recorded as additional paid-in capital.

Upon legal establishment of the Holding Company on March 27, 2001, 3,637,293 million Won of injected capital which had been classified as additional paid-in capital in connection with the purchase by KDIC of newly issued shares of the respective banks was transferred to common stock.

The capital injection was considered taxable income in Korea and was recorded net of the applicable tax effect.

The components of and changes in APIC in 2007 and 2008 consisted of the following:

	Korean Won (in millions)
	2007		2008
	APIC	Deficit equity	APIC	Deficit equity
Balance, beginning of year	6,563,115	(1,562,567)	6,563,537	(1,562,567)
Capital transactions of affiliates	422	—	(2,376)	—

Balance, end of year	6,563,537	(1,562,567)	6,561,161	(1,562,567)

Total		5,000,970		4,998,594

24. Retained Earnings

Retained earnings consisted of the following as of December 31, 2007 and 2008:

	Korean Won (in millions)
	2007	2008
Appropriated retained earnings:
Legal reserve	1,504,038	1,915,409
Other statutory reserves	18,704	32,997
Unappropriated retained earnings	890,529	413,670

Total	2,413,271	2,362,076

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

25. Accumulated Other Comprehensive Income, Net of Tax

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2006, 2007 and 2008, the non-owner equity changes were composed of foreign currency translation adjustments and unrealized holding gains and losses on investment securities. Below are the components of accumulated other comprehensive income and the related tax effects allocated to each component for the years ended December 31, 2006, 2007 and 2008.

	Korean Won (in millions)
	Foreign currency translation adjustments	Net unrealized holding gains on investment securities	Accumulated other comprehensive income, net of tax
Balance, January 1, 2006	(21,880)	360,799	338,919

Foreign currency translation adjustments, net of tax of 2,178 million Won	(7,076)	—	(7,076)
Net unrealized holding gains arising on investment securities, net of tax of 220,533 million Won	—	581,404	581,404
Reclassification adjustment for gains included in net income, net of tax of 36,871 million Won	—	(97,386)	(97,386)

Change in 2006	(7,076)	484,018	476,942

Balance, December 31, 2006	(28,956)	844,817	815,861

Foreign currency translation adjustments, net of tax of 5,909 million Won	134	—	134
Net unrealized holding gains arising on investment securities, net of tax of 113,032 million Won	—	297,994	297,994
Reclassification adjustment for gains included in net income, net of tax of 168,406 million Won	—	(443,979)	(443,979)

Change in 2007	134	(145,985)	(145,851)

Balance, December 31, 2007	(28,822)	698,832	670,010

Foreign currency translation adjustments, net of tax of (14,513) million Won	(461)	—	(461)
Net unrealized holding gains arising on investment securities, net of tax of 17,294 million Won	—	(61,317)	(61,317)
Reclassification adjustment for gains included in net income, net of tax of 68,339 million Won	—	(78,882)	(78,882)

Change in 2008	(461)	(140,199)	(140,660)

Balance, December 31, 2008	(29,283)	558,633	529,350

26. Non-Interest Income

The components of non-interest income for the years ended December 31, 2006, 2007 and 2008 were as follows:

	Korean Won (in millions)
	2006	2007	2008
Trust fees, net	23,616	24,999	33,835

Fees and commission income
From credit cards	357,464	466,797	616,311
From currency transfers	815,185	824,003	876,086
From letters of credit	83,675	83,748	111,724
Other	140,836	316,401	388,565

	1,397,160	1,690,949	1,992,686

Trading revenue, net
Debt securities	29,902	(46,554)	111,718
Equity securities	12,027	65,023	(119,177)
Beneficiary certificates	(572)	(17,814)	4,173
Foreign exchange spot contracts	204,881	241,139	1,295,512
Derivative instruments	84,893	(226,666)	(1,740,564)

	331,131	15,128	(448,338)

Investment securities gain (loss), net (1)
Debt securities	1,078	(530,178)	(451,569)
Equity securities	458,061	802,480	(48,558)
Beneficiary certificates	3,353	(14,455)	(10,219)

	462,492	257,847	(510,346)

Other non-interest income
Gain on disposal of premises and equipment	4,233	1,692	7,254
Gain on sales of loans	13,133	20,148	8,980
Other	192,081	210,321	223,286

	209,447	232,161	239,520

Total non-interest income	2,423,846	2,221,084	1,307,357

(1)	Impairment losses on investment securities for the years ended December 31, 2006, 2007 and 2008 were 72,524 million Won, 681,726 million Won and 645,187 million Won, respectively.

27. Non-Interest Expense

The components of non-interest expense for the years ended December 31, 2006, 2007 and 2008 were as follows:

	Korean Won (in millions)
	2006	2007	2008
Salaries and employee benefits
Salaries and other benefits	988,132	1,021,181	1,079,221
Provision for accrued severance benefits	108,037	137,647	102,949

	1,096,169	1,158,828	1,182,170

Depreciation and amortization
Depreciation on premises and equipment	154,850	202,738	249,446
Amortization on other intangible assets	94,999	86,523	90,388

	249,849	289,261	339,834

Other administrative expenses	860,181	1,001,432	1,181,168

Fees and commissions
Paid on remittances and collections	87,394	89,393	82,411
Paid on letters of credit	18,437	24,674	30,387
Paid on credit cards	110,630	180,566	333,838

	216,461	294,633	446,636

Other non-interest expense
Loss on disposal of premises and equipment	3,550	1,438	1,037
Loss on sales of loans	38,236	11,258	2,598
Other	633,526	710,037	982,132

	675,312	722,733	985,767

Total non-interest expense	3,097,972	3,466,887	4,135,575

Other administrative expenses consist mainly of rent, outside service fees, and advertisement.

28. Stock-Based Compensation

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

Changes in the number of stock compensation awards of the Holding Company outstanding in the years ended December 31, 2006, 2007 and 2008 were as follows:

	2006		2007		2008
Description	Number of stock compensation awards	Weighted average exercise price per share (Won)	Number of stock compensation awards	Weighted average exercise price per share (Won)	Number of stock compensation awards	Weighted average exercise price per share (Won)
Awards outstanding, beginning of year	843,750	10,114	375,250	10,430	181,000	10,478
Exercised	(468,500)	9,861	(194,250)	10,385	(98,000)	9,988
Expired(1)	—	—	—	—	(83,000)	—

Awards outstanding, end of year	375,250	10,430	181,000	10,478	—	—

Exercisable at year end	375,250	10,430	181,000	10,478	—	—

(1)	69,000 shares of Type A awards and 14,000 shares of Type B awards expired in 2008.

Additionally, subsidiary stock compensation awards were increased due to the acquisition of Woori Financial (see Note 3). Prior to the acquisition, Woori Financial granted 709,603 awards, to be settled by issuing new shares or providing treasury stocks, to its seven directors and 30 employees. Exercise price is 10,244 Won per share. After the acquisition, awards granted to former directors of Woori Financial were cancelled or forfeited by the voluntary resigns of directors. These increased 768 million Won of additional paid-in capital. At December 31, 2008, 245,788 awards remained outstanding.

Compensation expenses for the years ended December 31, 2006, 2007 and 2008 were as follows:

For the year ended December 31,	Korean Won (in millions)
	Type A awards	Type B awards	Woori Financial	Total
2006	188	114	—	302
2007	—	—	1,117	1,117
2008	—	—	676	676

For the purpose of computing the compensation expenses of Woori Financial for the year ended December 31, 2008, the Company estimated the fair value of stock compensation awards using the Black-Scholes option pricing model at the measurement date. The model requires the use of numerous assumptions, many of which are highly subjective in nature. The assumptions used for the purpose of estimating the fair value of stock compensation awards at the grant date were as follows:

Description	Application
Discount rate	Yield (5.32%, 5.35%, 5.38%) of treasury bond, which has the same residual maturity (4 years, 4.5 years, 5 years) as the expected exercise period, at the grant date

Expected exercising period	4.5 years (average holding period)

Expected forfeiture ratio	0.00%

Expected volatility of stock price	42.36%, which is the annualized standard deviation of expected stock investment yield based on continuous compounded method

Fair value of awards	10,244 Won per share

29. Regulatory Requirements

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

Management of the Company believes that as of December 31, 2008, each of the Bank Subsidiaries met every applicable capital adequacy requirements. Events beyond management’s control, such as fluctuations in interest rates or a downturn in the economy could adversely affect future earnings and consequently, each of the Bank Subsidiaries’ abilities to meet its future capital requirements.

The following capital ratios are in accordance with the FSS guidelines, which are materially consistent with BIS guidelines. The ratios are calculated based on each of the Bank Subsidiaries’ consolidated financial statements prepared in compliance with Korean GAAP that may differ from U.S. GAAP in certain significant respects as of December 31, 2007 and 2008:

	Korean Won (in millions)
	2007
	Woori Bank	Kwangju Bank	Kyongnam Bank
Tier 1 Capital	11,071,285	700,746	911,900
Tier 2 Capital	5,655,230	406,948	432,940
Less: Investment in non-consolidated equity investees(1)	(69,228)	—	(4,741)

Total risk-adjusted capital	16,657,287	1,107,694	1,340,099

Risk-weighted assets
On-balance sheet assets	137,493,586	9,660,752	12,146,366
Off-balance sheet assets	9,315,687	491,547	258,097

Total risk-weighted assets	146,809,273	10,152,299	12,404,463

Tier 1 capital ratio	7.54%	6.90%	7.35%
Tier 2 capital ratio	3.85%	4.01%	3.49%
Total risk-based capital ratio	11.35%	10.91%	10.80%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are deducted from total capital, but not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.

	Korean Won (in millions)
	2008
	Woori Bank	Kwangju Bank	Kyongnam Bank
Tier 1 Capital	12,090,230	880,400	1,212,532
Tier 2 Capital	7,095,680	526,300	608,605
Less: Investment in non-consolidated equity investees(1)	(140,406)	—	—

Total risk-adjusted capital	19,045,504	1,406,700	1,821,137

Risk-weighted assets
On-balance sheet assets	161,303,865	10,774,300	13,404,139
Off-balance sheet assets	12,810,371	265,146	515,554

Total risk-weighted assets	174,114,236	11,039,446	13,919,693

Tier 1 capital ratio	6.94%	7.98%	8.71%
Tier 2 capital ratio	4.08%	4.77%	4.37%
Total risk-based capital ratio	10.94%	12.74%	13.08%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are deducted from total capital, but not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.

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

Capital ratios of Woori Bank in accordance with the additional reporting requirements and Woori Bank’s consolidated financial statements prepared in accordance with Korean GAAP, which may vary in certain significant respects from U.S. GAAP, as of December 31, 2007 and 2008, are as follows:

	Korean Won (in millions)
	2007	2008
Tier 1 Capital	11,071,285	12,090,230
Tier 2 Capital(1)	5,524,105	6,927,819

Total risk-adjusted capital	16,595,390	19,018,049

Risk-weighted assets for credit risk	140,111,622	168,444,111
Risk-weighted assets for market risk	1,683,924	3,446,306

Total risk-weighted assets	141,795,546	171,890,417

Tier 1 capital ratio	7.81%	7.03%
Tier 2 capital ratio	3.90%	4.03%
Total risk-based capital ratio	11.70%	11.06%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from Tier 2 pursuant to the guidelines of the FSS.

On January 1, 2008, the Company adopted Basel II, which uses a “three pillar” concept—minimum capital requirements, supervisory review process and market discipline—in compliance with the FSS and BIS guidelines. FSS mandated the Company to simultaneously report BASEL I and BASEL II ratios in year 2008.

The following capital ratios are in accordance with the FSS BASEL II guidelines, which are materially consistent with BIS guidelines. The ratios are calculated based on each of the Bank Subsidiaries’ consolidated financial statements prepared in compliance with Korean GAAP that may differ from U.S. GAAP in certain significant respects as of December 31, 2008:

	Korean Won (in millions)
	2008
	Woori Bank	Kwangju Bank	Kyongnam Bank
Tier 1 Capital	11,678,354	880,381	1,212,532
Tier 2 Capital(1)	6,062,445	526,359	608,605

Total risk-adjusted capital	17,740,799	1,406,740	1,821,137

Risk-weighted assets for credit risk	140,183,290	10,881,015	14,441,103
Risk-weighted assets for market risk	3,446,306	33,900	97,855
Risk-weighted assets for operational risk	8,314,292	696,613	922,394

Total risk-weighted assets	151,943,888	11,611,528	15,461,352

Tier 1 capital ratio	7.69%	7.58%	7.84%
Tier 2 capital ratio	3.99%	4.53%	3.94%
Total risk-based capital ratio	11.68%	12.12%	11.78%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from Tier 2 pursuant to the guidelines of the FSS.

The General Banking Act provides for a minimum paid-in capital of 100 billion Won for nationwide banks and 25 billion Won for regional banks.

Memorandum of Understanding between KDIC and Woori Subsidiaries

As a condition of the capital contributions and injections that were executed and made by KDIC into Woori Subsidiaries, each of Woori Subsidiaries entered into an Execution of Business Normalization Plan Memorandum of Understanding (“MOU”) with KDIC which also includes a business normalization plan, “required execution matters” and letter of undertaking, as attachments. In the case of Woori Bank, the MOU entered into on December 30, 2000, superseded an MOU which was originally entered into with the FSC and KDIC on January 22, 1999. With the exception of specific targets set forth therein, the terms and conditions of the Execution of Business Normalization Plan MOU that applies to each subsidiary are substantially identical and primarily deal with each subsidiary’s obligations to implement its business normalization plan, which is a two-year plan renewed every two years until the MOU terminates, that was prepared by each subsidiary and approved by KDIC. Among Woori Subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank were subject to MOUs entered into with KDIC as of December 31, 2008. Woori Investment Bank and Woori Credit Card, which had formerly entered into MOUs with KDIC, were merged into Woori Bank in 2003 and 2004, respectively (see Note 1), and the targets set forth in the MOU applying to Woori Bank were adjusted accordingly to reflect such mergers.

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

Each of Woori Subsidiaries subject to MOUs entered into with KDIC has prepared and renewed every two years a business normalization plan that was approved by KDIC, which includes profitability and financial ratio targets, recapitalization goals and deadlines, econometric models, plans to dispose of their total credits classified as substandard or below (“NPLs”), cost reduction initiatives (disposal of low return-generating fixed assets, downsizing, and others), future management and business strategies (integration, risk management, compliance, and others) and other restructuring plans. The “required execution matters” set forth the following five financial ratio targets that need to be met by Woori Bank, Kyongnam Bank and Kwangju Bank on a quarterly basis; the capital adequacy ratio, return on total assets, expense to revenue ratio (administrative and general expenses/adjusted operating income), operating income per employee (adjusted operating income/number of employees), and net NPL ratio (total credits classified as substandard or below net of allowances for possible loan losses/total credits net of allowances for possible loan losses).

As of December 31, 2008, Woori Bank failed to meet three of the financial ratio targets; return on total assets, expense to revenue ratio, and operating income per employee. As of June 19, 2009, the impacts on Woori Bank of such failure to meet financial ratio targets were not known as KDIC had not yet decided on whether to impose any sanctions on Woori Bank.

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

The Holding Company has prepared and renewed every two years a business plan that was approved by KDIC, which sets forth the basis for the Holding Company to manage the normalization and integration of its subsidiaries’ operations as well as return of the public funds that have been injected into its subsidiaries. As stated above, the MOU sets financial ratio targets that need to be met by the Holding Company on a semi-annual basis, which are the capital ratio, return on total assets, expense to revenue ratio, operating income per employee, the Holding Company expense ratio (the Holding Company’s expenses/adjusted operating income of Woori Subsidiaries) and net NPL ratio.

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

The Holding Company failed to meet three of the financial ratio targets; return on total assets, expense to revenue ratio, and operating income per employee as of December 31, 2008. As of June 19, 2009, the impact on the Holding Company of such failure to meet financial ratio targets was not known as KDIC had not yet decided on whether to impose any sanctions on the Holding Company.

30. Income Tax

The components of income tax expense for the years ended December 31, 2006, 2007 and 2008 were as follows:

	Korean Won (in millions)
	2006	2007	2008
Current:
Domestic	537,776	765,235	360,721
Foreign	15,236	17,402	21,957

	553,012	787,637	382,678

Deferred:
Domestic	68,373	55,484	(22,122)
Foreign	(989)	(693)	(2,699)

	67,384	54,791	(24,821)

Total income tax expense	620,396	837,428	357,857

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

Income tax is calculated for each individual entity in the Company. As a result, losses incurred by subsidiaries cannot be offset against profits earned by any other profitable company. The tax on the operating profit differs from the theoretical amount that would arise at the basic tax rate in Korea as follows:

	Korean Won (in millions)
	2006	2007	2008
Income before income tax expense and minority interest	2,573,808	3,090,594	485,744
Tax calculated at statutory tax rate (27.5%)	707,797	849,913	133,580
Income not taxable for tax purposes	(73,972)	(71,458)	(76,509)
Expense not deductible for tax purposes	29,121	109,129	92,044
Increase in valuation allowance affecting income tax expenses	(44,908)	(46,455)	24,364
Statutory tax rate change	—	—	187,631
Other	2,358	(3,701)	(3,253)

Income tax expense	620,396	837,428	357,857

Pursuant to amendments to the Corporation Income Tax Law, the statutory tax rates changed from 14.3% for the first 100 million Won and 27.5% for any excess amount in 2007 to 12.1% for the first 200 million Won and 27.5% for any excess amount in 2008, 12.1% for the first 200 million Won and 24.2% for the excess amount in 2009, and 11.0% for the first 200 million Won and 22.0% for the excess amount in 2010 and thereafter.

In 2008, as a result of the change in statutory tax rates, income tax expenses increased by 187,631 million Won and deferred income tax assets related to temporary differences decreased by 220,207 million Won and other comprehensive income decreased by 32,576 million Won, respectively.

The tax effects of temporary differences and NOLs that gave rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2007 and 2008 were as follows:

	Korean Won (in millions)
	2007	2008
Deferred tax assets:
Allowance for credit-related commitments	11,193	35,795
Valuation of trading securities	2,055	56,095
Valuation of investments	531,148	577,079
Derivatives valuation	38,903	200,851
Premises and equipment	28,026	24,506
Interest income accrual	95,410	—
Other temporary differences	144,460	206,607
NOL	292,902	69,818

Gross deferred tax assets	1,144,097	1,170,751
Less: Valuation allowance	(217,040)	(92,343)

Deferred tax assets	927,057	1,078,408

Deferred tax liabilities:
Interest income accrual	—	(34,467)
Allowance for loan losses	(21,856)	(119,334)
Valuation of trading securities	(72,470)	(45,302)
Valuation of investments	(34,989)	(48,859)
Derivatives valuation	(10,034)	(83,948)
Other temporary differences	(117,933)	(83,514)

Deferred tax liabilities excluding other comprehensive income related deferred tax liabilities	(257,282)	(415,424)

Other comprehensive income related deferred tax liabilities	(248,177)	(177,057)

Gross deferred tax liabilities	(505,459)	(592,481)

Net deferred tax assets	421,598	485,927

The changes in the valuation allowance in 2006, 2007 and 2008 were as follows:

	Korean Won (in millions)
	2006	2007	2008
Beginning of the year	319,336	267,317	217,040
Extinguishment of NOL carryforwards	(7,111)	(3,822)	(149,061)
Affecting income tax expenses	(44,908)	(46,455)	24,364

End of the year	267,317	217,040	92,343

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

During the years 2001 through 2005 to the extent that certain of the deferred tax assets were realized, the valuation allowances were reduced and recorded as a reduction of deficit equity (see Note 23). The Company’s net deferred tax assets are based on the expectation of future taxable income and utilization of tax planning strategies. Based on these factors, management believes it is more likely than not that the Company will realize net deferred tax assets of 421,598 million Won and 485,927 million Won as of December 31, 2007 and 2008.

As of December 31, 2008, the Company has NOL carryforwards totaling 317,355 million Won that expire from 2009 to 2013. The valuation allowance recorded by the Company at December 31, 2008 mostly represents the NOL carryforwards which are more likely than not to expire unutilized.

As discussed in Note 1 to the consolidated financial statements, the Company adopted FIN 48 effective January 1, 2007. Upon adoption at January 1, 2007, the Company increased retained earnings by 75,266 million Won.

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2008 in the following table:

Korean Won (in millions)
Total unrecognized tax benefits at January 1, 2008	23,760
Gross amount of increase for current year’s tax position	49
Gross amount of decreases for prior years’ tax position	(3,517)

Total unrecognized tax benefits at December 31, 2008	20,292

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and effective tax rate. As of December 31, 2008 and January 1, 2008, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate are 10,745 million Won and 10,797 million Won, respectively. The Company does not expect significant changes in the gross balance of unrecognized tax benefits to occur within the next 12 months.

The Company’s major tax jurisdiction is the Republic of Korea. In 2007, the National Tax Service completed their regular examination of Woori Bank’s income tax returns for the years 2002 through 2006 and Woori Bank has filed a tax appeal for certain issues related to this examination. The final result of this examination and related tax appeal are reflected in the consolidated financial statements. All tax years subsequent to 2006 remain open to examination for Woori Bank while all tax years subsequent to 2002 remain open for the Holding Company, Kyongnam Bank, Kwangju Bank and other subsidiaries.

The Company’s continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. After the adoption of FIN 48, the Company had a total gross accrual for interest income in the amount of 9,265 million Won and 11,581 million Won as of December 31, 2007 and 2008, respectively, and also recorded income tax benefits for penalties of 97 million Won and 240 million Won as of December 31, 2007 and 2008, respectively.

During 2008, the Company recognized 2,316 million Won of income tax benefit related to interest and 143 million Won of tax expense related to penalties.

31. Earnings Per Share

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

Convertible debentures issued by Woori Financial were included in the computation of diluted EPS of the Company in 2007 but excluded from the computation of diluted EPS due to their anti-dilutive effect in 2008. Stock compensation awards of the Woori Financial were excluded from the computation of diluted EPS due to their anti-dilutive effect in 2007 and 2008.

The following table is a summary of the computation of EPS for the years ended December 31, 2006, 2007 and 2008:

	Korean Won (In millions of Won, except per share amount)
	2006	2007	2008
Basic income per share:
Net income	1,950,672	2,241,806	150,305
Weighted average number of common shares outstanding (shares in thousands)	806,013	806,000	805,927

Basic net income per share	2,420	2,781	187

Diluted income per share:
Net income	1,950,672	2,241,806	150,305
Subsidiary’s EPS diluted effect	—	(7)	—

Net income for purpose of computing diluted income per share	1,950,672	2,241,799	150,305
Weighted average number of common shares outstanding (shares in thousands)	806,013	806,000	805,927

Weighted average number of common shares outstanding—assuming dilution (shares in thousands)	806,013	806,000	805,927

Diluted net income per share	2,420	2,781	187

32. Employee Severance Plan

Employees and directors with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Under the Korean National Pension Fund Law, the Company was required to pay a certain percentage of employee severance benefits to the National Pension Fund prior to April 1999. The Company has no additional liability once the amount has been contributed, thus the Company deducts contributions made to the National Pension Fund from accrued employee severance plan obligations. Additionally, the Company contributes voluntarily a certain portion of employee severance benefits to a severance insurance deposit account maintained for the benefit of employees at an insurance company. The severance insurance deposit can only be used for the payment of severance plan obligations once the amount has been contributed; thus the Company deducts the severance insurance deposit from its accrued employee severance plan obligations.

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

Accrued employee severance plan obligations included in “Other liabilities” as of December 31, 2006, 2007 and 2008 were as follows:

	Korean Won (in millions)
	2006	2007	2008
Balance as of January 1,	376,290	283,373	304,132
Severance plan expense	108,037	137,647	103,399
Plan payments	(200,954)	(120,089)	(104,566)
Others(1)	—	3,201	(13)

Balance as of December 31,	283,373	304,132	302,952
Contribution to national pension fund and severance insurance deposit(2)	(74)	(134,483)	(144,522)

	283,299	169,649	158,430

(1)	Represents increase in 2007 due to the acquisitions of Woori Financial and Kumho Investment Bank (See Note 3).
(2)	Deposits for severance payments in 2007 and 2008 amount to 134,431 million Won and 144,470 million Won, which is deducted from accrued severance benefits in other liabilities.

The Company expects to make the following future severance payments to its employees upon their normal retirement age:

Korean Won (in millions)
Expected payments in 2009	519
Expected payments in 2010	1,248
Expected payments in 2011	2,434
Expected payments in 2012	7,297
Expected payments in 2013	14,641
Expected payments from 2014 to 2018	160,085

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement dates. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance plan”). Such withdrawal was included in the amount of plan payments. Total interim severance payments made by the Company were 194,886 million Won, 74,105 million Won and 95,066 million Won in 2006, 2007 and 2008, respectively.

In addition to regular termination benefits, the Company paid special termination benefits of 20,995 million Won, 21,204 million Won and 29,942 million Won for the years ended December 31, 2006, 2007 and 2008, respectively to 212 employees, 139 employees and 157 employees who accepted early retirement.

33. Fair Value Measurements

Prior to 2008, the Company estimated fair value as the amount at which an asset could be bought or sold, or a liability could be incurred or settled, in a current transaction between willing unrelated parties, other than in a forced or liquidation sale. Effective January 1, 2008, the Company adopted SFAS No. 157 which provides a framework for measuring fair value under US GAAP. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). The Company determines the fair value of its financial instruments that are recognized or disclosed at fair value in the financial statements on a recurring basis in accordance with SFAS No. 157. The Company will not adopt certain provisions of this statement related to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis until January 1, 2009.

When available, the fair value of the Company’s financial instruments is based on quoted market prices, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than those that are thinly traded or not quoted. In accordance with SFAS No. 157, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. The Company characterizes active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads and where dealer quotes received do not vary widely. Inactive markets are characterized by low transaction volumes, price quotations which vary substantially among market participants, or in which minimal information is released publicly. The Company also considers nonperformance risks, including credit risk, as part of the Company’s valuation methodology for all assets and liabilities measured at fair value.

SFAS No. 157 describes three levels of inputs that may be used to measure fair value. This fair value hierarchy ranks the quality and reliability of the information used to determine fair values. The Company performs a detailed analysis of the assets and liabilities that are subject to SFAS No. 157 to determine the appropriate level based on the observability of the significant inputs used in the valuation techniques. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. Assets and liabilities carried at fair value will be classified and disclosed in one of the three categories based on the lowest level input that is significant to the fair value measurement in its entirety (See note 1).

In accordance with SFAS No. 157, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when developing fair value measurements. When available, the Company uses quoted market prices to measure fair value. When observable market prices are not readily available, the Company generally estimates the fair value using techniques that rely on alternate market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instrument with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility.

As a result of the adoption of SFAS No. 157, the Company has amended its techniques used in measuring the fair value of derivatives. These amendments change the way that the probability of default of a counterparty is factored into the valuation of derivative positions and include the impact of the Company’s own credit risk on derivatives measured at fair value.

The following are descriptions of valuation methodologies used by the Company to measure various financial instruments at fair value.

Trading and available-for-sale securities: The fair value of the securities included in trading assets and available for sale securities included in investments are recognized in the consolidated balance sheets based on quoted market prices, where available. For the securities traded in the over-the-counter market, the Company generally determines fair value utilizing internal valuation techniques or based on prices obtained from independent pricing services or brokers. Trading and available-for-sale securities that are valued by using valuation methods and prices obtained from pricing services or brokers are generally classified as Level 2 except in the cases where such quoted prices includes unobservable inputs to the models, then such financial instruments are classified as Level 3. In cases where there is limited activity or less transparency around significant inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Asset-backed securities (“ABS”) are valued based on external prices or market spread data, using current market assumptions. When external prices or spread inputs are unobservable or if the comparability assessment involves significant subjectivity, certain ABS are categorized within Level 3 of the fair value hierarchy. In addition, the Company employed waterfall, market value and option pricing approaches to value CDOs. These approaches are based on several assumptions including interest rate curves, credit spreads, default rates and recovery rates which are derived from rating agencies and other market sources. Certain of these assumptions are considered to be unobservable inputs, and thus, CDOs are classified within Level 3 of the valuation hierarchy.

Beneficiary certificates are valued based on the basis of prices posted by asset management companies and the certificates are classified as Level 2 because the prices are binding and reflect current transactions.

Derivatives Assets and liabilities: Quoted market prices are available and used for the Company’s exchange-traded derivatives, such as certain interest rate futures and option contracts, which the Company classifies as Level 1. However, substantially all of the Company’s derivatives are traded in over-the-counter (OTC) markets where quoted market prices are not readily available. OTC derivatives are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. Where model inputs can be observed in a liquid market and the model does not require significant judgment, such derivatives are typically classified as Level 2 within the fair value hierarchy. When instruments are traded in less liquid markets and significant inputs are unobservable, such derivatives are classified within Level 3. Additionally, significant judgments on the level of inputs used for valuation techniques are required when classifying financial instruments within the fair value hierarchy, particularly between Level 2 and 3, as is the case for certain derivatives.

Valuation Adjustments

By using derivatives, the Company is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. If a counterparty fails to perform, counterparty credit risk is equal to the amount reported as a derivative asset in consolidated balance sheet. The amounts reported as a derivative asset are derivative contracts in a gain position. Few of the Company’s derivatives are listed on an exchange. The majority of derivative positions are valued using internally developed models that use as their basis observable market inputs. Therefore, an adjustment is necessary to reflect the credit quality of each derivative counterparty to arrive at fair value. Counterparty credit risk adjustments are applied to derivative assets, such as over-the-counter derivative instruments, when the market inputs used in valuation models may not be indicative of the creditworthiness of the counterparty. The adjustment is based on market-based measures of credit risk to the extent available. The adjustment also takes into account contractual factors designed to reduce the Company’s credit exposure to each counterparty. To the extent derivative assets (liabilities) are subject to master netting arrangements, the exposure used to calculate the credit risk adjustment is net of derivatives in a loss (gain) position with the same counterparty and cash collateral received (paid).

Debt valuation adjustments are applied to reflect the Company’s own credit risk when measuring derivative liabilities at fair value in accordance with the requirements of SFAS No. 157. The methodology to determine the adjustment incorporates the Company’s credit spread as observed through the credit default swap market.

Items measured at fair value on a recurring basis

The following table presents assets and liabilities measured at fair value on a recurring basis by fair-value hierarchy levels as of December 31, 2008.

In millions of Won	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Trading assets
Trading securities	2,388,305	4,779,822	1,679,277	8,847,404
Foreign exchange spot contracts	—	3,378	—	3,378
Derivatives	80	10,502,626	463,351	10,966,057
Investments
Available-for-sale securities	3,861,912	18,924,835	619,114	23,405,861
Other assets-hedging derivatives	—	1,172	—	1,172

Liabilities measured at fair value
Foreign exchange spot contracts	—	4,165	—	4,165
Derivatives	9	10,226,717	1,054,882	11,281,608
Other liabilities-hedging derivatives	—	35,163	—	35,163

Changes in level 3 items measured at fair value on a recurring basis

Financial assets and liabilities are considered Level 3 when reported fair values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. At December 31, 2008, Level 3 fair value assets of 2,761,742 million Won represented 6.39% of total assets at fair value and 1.02% of total assets. Level 3 fair value liabilities of 1,054,882 million Won represented 9.32% of total liabilities at fair value and 0.41% of total liabilities at that date.

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2008:

In millions of Won	January 1, 2008	Total realized/ unrealized gains (losses)	Purchases, issuances and settlements, net	Transfers into/ out of Level 3(1)	December 31, 2008	Change in unrealized gains (losses)(2)
Trading assets
Trading securities	1,380,822	11,640	286,815	—	1,679,277	1,462
Derivatives	64,283	257,533	121,474	20,061	463,351	289,824
Investments
Available-for-sale securities	908,957	(357,219)	67,376	—	619,114	2,004
Trading liabilities
Derivatives	561,436	439,474	54,870	(898)	1,054,882	(418,627)

(1)	Transfers into or out of Level 3 are made if the inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively. The amounts presented as transfers into / out of Level 3 represent the fair value as of the beginning of the period presented, and any gains or losses occurring on these assets and liabilities during the year are presented as Level 3.
(2)	Represents the amount of total gains or losses for the year ended December 31, 2008, included in earnings (and accumulated other comprehensive income (loss) for changes in fair value of available-for-sale investments) attributable to the change in fair value relating to assets and liabilities classified as Level 3 still held at December 31, 2008.

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a non-recurring basis and are not included in the tables above. These assets and liabilities primarily include assets measured at cost that have been written down to fair value during the period as a result of an impairment.

The following table presents only balances measured at fair value during the period and still held by level within the SFAS No. 157 fair-value hierarchy as of December 31, 2008, for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2008.

In millions of Won	Level 1	Level 2	Level 3
Other investment assets(1)	—	—	50,480

(1)	The Company recorded impairment losses amounting to 53,657 million Won during the year ended December 31, 2008.

Fair Value Disclosure

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires the disclosure of the estimated fair value of financial instruments, for which it is practicable to estimate fair value with certain financial instruments excluded. The following disclosure of the estimated fair value of financial instruments and the methods and assumptions used by the Company, by type of financial instrument, in estimating fair value, not otherwise disclosed above pursuant to SFAS No. 157, is made by the Company in accordance with SFAS No. 157. In estimating fair values, different market assumptions and estimation methodologies could significantly affect estimated fair value amounts.

Assets and liabilities for which fair value approximates carrying value: The carrying values of certain financial assets and liabilities are reported at cost, including cash and cash equivalents, restricted cash, call loans, securities purchased under resale agreements, due from customers on acceptances, accrued interest and dividends receivable, accrued interest payable, security deposits, loan held-for-sale, noninterest-bearing deposits, call money and acceptances outstanding. The carrying values of these financial assets and liabilities are considered to approximate their fair values due to their short-term nature and negligible credit losses.

Interest-bearing deposits in other banks: The fair values of fixed interest-bearing deposits are estimated by discounting cash flows based on current rates for similar types of deposits. The fair values of variable rate interest-bearing deposits are considered to approximate their carrying values.

Held-to-maturity securities: Fair values of held-to-maturity securities are based on market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments, discounted cash flows, counterparty quotes or external valuations performed by qualified independent evaluators.

Other investment assets: Other investments assets consist primarily of non-marketable equity securities, restricted stock and investments in affiliates. The fair values of these investments are based on the estimation of market value or latest obtainable net asset value of the investee.

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

Loans held-for-sale: Loans held for sale are carried at the lower of aggregate cost or market value. The fair values of loans held for sale are based on the commitments on hand from KHFC.

Interest-bearing deposits: The fair values of variable rate interest bearing deposits approximate their carrying values in the consolidated balance sheets. Fair values for fixed-rate interest bearing deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits with similar maturities.

Other borrowed funds: The aggregate fair value for other borrowed fund is based on quoted market prices, where available. For other borrowed fund where quoted market prices are not available, a discounted cash flow model is used based on the current rates for debt with similar maturities.

Secured borrowings: The fair values for securities sold under agreements to repurchase are estimated using discounted cash flow calculation that applies interests currently being offered for securities sold under agreements to repurchase with similar maturities. The fair values for beneficial interests issued by the SPEs are estimated using quoted market price.

Long-term debt: The aggregate fair value for long-term debt is based on quoted market prices, where available. For long-term debt where quoted market prices are not available, a discounted cash flow model is used based on the current rates for the Company’s debt with similar maturities.

Off-balance sheet instruments: Off-balance sheet instruments include financial guarantees and commitments to extend credit. Fair value for off-balance-sheet instruments are based on an estimate of the difference between fees currently charged to enter into similar agreements and fees paid to reduce or eliminate exposure to those agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

The estimated fair values of the Company’s financial instruments as of December 31, 2007 and 2008 were as follows:

	Korean Won (in millions)
	2007		2008
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	11,552,837	11,552,837	13,563,849	13,563,849
Restricted cash	131,124	131,124	2,760,839	2,760,839
Interest-bearing deposits in other banks	2,128,263	2,128,263	1,747,410	1,747,410
Call loans and securities purchased under resale agreements	1,695,404	1,695,404	3,692,284	3,692,284
Held-to-maturity securities	8,215,992	8,119,354	9,611,555	9,757,797
Other investment assets	2,051,232	4,174,823	2,417,207	3,296,551
Loans, net	158,129,886	157,431,304	185,667,482	184,764,830
Due from customers on acceptances	248,606	248,606	789,132	789,132
Accrued interest and dividends receivable	950,074	950,074	1,079,383	1,079,383
Loans held-for-sale	126,370	126,370	339,599	339,599
Other assets—security deposits	1,167,975	1,167,975	1,226,546	1,226,546
Other assets—off-balance sheet instruments	130,912	130,912	155,581	155,581
Financial liabilities:
Interest-bearing deposits	140,359,376	139,322,627	161,652,972	161,017,011
Non-interest bearing deposits	4,668,371	4,668,371	6,679,431	6,679,431
Call money	3,008,463	3,008,463	2,960,141	2,960,141
Acceptances outstanding	248,606	248,606	789,132	789,132
Other borrowed funds	13,932,484	13,932,484	18,458,582	18,458,582
Secured borrowings	3,485,892	3,478,760	3,400,681	3,400,029
Long-term debt	41,336,239	39,685,165	44,469,817	42,329,542
Accrued interest payable	2,892,389	2,892,389	3,317,242	3,317,242
Other liabilities—security deposits received	249,617	249,617	281,559	281,559
Other liabilities—off-balance sheet instruments	130,912	130,912	155,581	155,581

34. Derivative Financial Instruments and Hedging Activities

In the normal course of business, the Company enters into derivatives and foreign exchange contracts to manage the risk exposures of its customers. The Company also uses derivative instruments in reducing risk exposures relating to fluctuations in its own trading accounts, and asset and liabilities in response to interest rate and foreign exchange risks. The total notional amounts of the derivative contracts that the Company entered into as of December 31, 2007 and 2008, respectively, were as follows:

	Korean Won (in millions)
	2007	2008
Interest rate derivatives	73,991,730	82,613,326
Foreign currency derivatives	151,543,569	119,178,409
Equity derivatives	1,852,787	2,632,891
Credit derivatives	614,521	929,500
Commodity derivatives	2,628,268	4,300,145
Other derivatives	126,758	357,703

	230,757,633	210,011,974

The combined aggregate notional amount by contractual maturities of the derivative contracts as of December 31, 2008 was as follows:

	Korean Won (in millions)
	Due in one year or less	Due after one year through five years	Due after five years	Total
Interest rate derivatives	23,353,947	45,268,979	13,990,400	82,613,326
Foreign currency derivatives	91,925,203	22,658,175	4,595,031	119,178,409
Equity derivatives	2,055,622	575,215	2,054	2,632,891
Credit derivatives	—	451,650	477,850	929,500
Commodity derivatives	2,704,510	1,595,635	—	4,300,145
Other derivatives	336,276	21,427	—	357,703

	120,375,558	70,571,081	19,065,335	210,011,974

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

For the years ended December 31, 2006, 2007 and 2008, the Company has entered into only fair value hedge relationships whereby the Company entered into a derivative contract, which was designated as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment . Changes in the fair value of the derivatives and the related hedged items are recognized currently in earnings. The Company applied fair value hedge accounting for the interest rate swap transactions that qualified for the short-cut method of hedge accounting. Since no ineffectiveness was assumed for those transactions, no ineffective portion was recognized in earnings for the years ended December 2006, 2007 and 2008.

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

Credit derivatives

The Company enters into credit derivatives primarily to facilitate client transactions. Credit derivatives derive value based on an underlying third party-referenced obligation and generally require the Company as the seller of credit protection to make payments to a buyer upon the occurrence of predefined credit events. Such credit events generally include bankruptcy of the referenced entity, debt restructuring and failure to pay under the obligation, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Company may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount. At December 31, 2008, all credit derivatives the Company has entered include only credit default swaps (“CDS”), in which the Company is the protection seller. Based on the credit quality of the underlying reference entities, all investments have been classified as investment grade and their expiration at December 31, 2008 are summarized as follows.

In millions of Won	Maximum Payout/Notional	Less than one year	One to five years	More than five years	Fair value liability
Credit default swaps	929,500	—	98,709	385,424	484,133

The maximum potential amount of future payments under CDS contracts presented in the table above is based on the notional value of the derivatives. The Company believes that the maximum potential amount of future payments for credit protection sold is not representative of the actual loss exposure based on historical experience. This maximum potential amount has not been reduced by the Company’s rights to the underlying assets and the related cash flows. In accordance with most CDS contracts, should a credit event (or settlement trigger) occur, the Company is usually liable for the difference between the protection sold and the recourse it holds in the value of the underlying assets. Thus, if the reference entity defaults, the Company will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection sold to the buyer. At December 31, 2008, the Company has not purchased protection against the credit protection sold to offset derivative contract positions.

During 2008, due to the deterioration of the U.S. credit market, the Company recognized losses on credit derivatives amounting to 369,862 million Won and charged the losses to current operations in 2008. The Company expects conditions in credit markets in the U.S. to remain uncertain for the foreseeable future. Therefore, continued deterioration in the U.S. credit markets could adversely affect the fair value of credit derivatives held by the Company.

35. Commitments and Contingencies

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

b)

In December 1998, Woori Bank was named as the defendant in a lawsuit filed by Ilsung Pharmaceuticals Co., Ltd., which claimed damages of 30 billion Won. Ilsung Pharmaceuticals alleged that Woori Bank had illegally reduced its capital. In December 2003, the Seoul District Court dismissed the claim, and Ilsung

Pharmaceuticals appealed the decision to the appellate court in January 2004. In January 2007, the appellate court dismissed the appeal, and Ilsung Pharmaceuticals has appealed to the Supreme Court of Korea, where the lawsuit is currently pending.

c)	Kyobo Life Insurance had brought a lawsuit against Woori Bank in July 2000, claiming damages of 10 billion Won on the allegation that Woori Bank had violated a trust agreement with Kyobo Life by investing entrusted funds in Saehan’s unsecured corporate debt securities, which subsequently underwent an out-of-court workout. The Seoul District Court’s decision in September 2001 in favor of Woori Bank was reversed by the appellate court in 2004. Woori Bank subsequently appealed the appellate court’s decision to the Supreme Court of Korea. The Supreme Court of Korea’s ruling in October 2006 found contributory negligence on the part of Kyobo Life Insurance while recognizing that the entrusted funds should not have been invested in unsecured instruments, and the case was remanded to the appellate court where the lawsuit is currently pending. The Company has established 10 billion Won of allowances relating to the lawsuit.

d)	In October, 2001, The Export-Import Bank of Korea filed a lawsuit in Seoul District Court against Kwangju Bank with respect to its obligations relating to a certificate of guarantee to be issued on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea in the amount of US$100 million, of which Kwangju Bank’s exposure amounts to US$ 41 million. In December 2003, the Seoul District Court ruled against Kwangju Bank and required it to issue a certificate of guarantee on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea. Kwangju Bank appealed this decision to the Seoul High Court, which dismissed the appeal in December 2005. Kwangju Bank appealed the decision of the appellate court to the Supreme Court of Korea in January 2006, and the Supreme Court dismissed such appeal in July 2006. Subsequently, The Export-Import Bank filed an additional lawsuit in the Seoul District Court in December 2006 requesting monetary damages in satisfaction of our obligations relating to the certificate of guarantee. The lawsuits are currently pending at the appellate court and the Seoul District Court, respectively. The Company has established 57.9 billion Won of allowances relating to the lawsuit.

e)	Commencing in 2005, Woori Bank marketed and sold investment fund products known as the “Woori Power Income Funds,” created and managed by Woori Credit Suisse Asset Management, to customers in Korea. The funds have experienced significant declines in value, principally as a result of investments made in securities and derivative instruments of troubled financial institutions in the U.S. and elsewhere. In November 2008, in response to complaints filed by customers who suffered losses as a result of their investment in these products, FSS ruled that Woori Bank should compensate such customers for 50% of the investment losses they suffered due to its failure to adequately disclose the risks associated with an investment in the products. In accordance with such ruling, Woori Bank has made compensation payments to customers in the aggregate amount of approximately 14 billion Won through June 19, 2009. Certain customers who invested in these products through Woori Bank have opted to file lawsuits against Woori Bank based on its alleged failure to adequately disclose such risks, in order to obtain higher levels of compensation. As of June 19, 2009, the aggregate amount claimed against Woori Bank in such lawsuits was approximately 8 billion Won. Additional lawsuits may be filed against Woori Bank with respect to its sales of such products, and the final outcome of such litigation remains uncertain.

f)

In 2008, certain of Woori Bank’s customers filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who have purchased KIKO products from Woori Bank are required to make large payments to Woori Bank. Two companies have filed lawsuits against Woori Bank alleging that the contracts under which the relevant KIKO products were sold by Woori Bank should be nullified and that Woori Bank should return payments received thereunder. The aggregate amount of such claims, as of June 19, 2009, was 3 billion Won, and such amount may increase as the lawsuits progress or in the event of further depreciation of the Won against U.S. dollar. Furthermore, as of June 19, 2009, five companies had filed motions for a preliminary injunction against Woori Bank in connection with KIKO products sold by it. In April and May 2009, one such preliminary injunction motion was ruled in Woori Bank’s favor by the trial court, one was ruled against Woori Bank by the trial court and one was withdrawn. Additional lawsuits and motions for preliminary injunctions may be filed against Woori Bank with respect to KIKO products, and the final outcome of such litigation remains uncertain.

g)	Woori Bank has the lawsuits as a plaintiff currently pending at the Supreme Court of Korea, which are related to tax-purpose book value of stocks of Samsung Life Insurance Co., Ltd. which was donated in June 2000, special reserve for capital gain from the sales of land in 1998 and deemed interest to employees in 1999. With respect to the lawsuits, the Company recorded 79,061 million Won as “Other Assets” in the consolidated financial statements as of December 31, 2008 upon adoption of FIN 48.

Lease commitments

The Company leases certain office space and equipment under non-cancelable agreements. Future minimum rental commitments for non-cancelable leases as of December 31, 2008 were as follows:

	Korean Won (in millions)
	Capitalized leases	Operating leases
2009	38,873	112,242
2010	26,581	95,915
2011	15,252	95,442
2012	4,340	94,099
2013	—	93,489
2014 and thereafter	—	131,378

Total minimum lease payments	85,046	622,565

Amount representing interest	(5,909)

Present value of minimum lease payments	79,137

Total rental expense for the years ended December 31, 2006, 2007 and 2008 was 136,763 million Won, 185,482 million Won and 228,410 million Won, respectively.

In lieu of rent, certain lease agreements require the Company to advance a non-interest-bearing refundable deposit to the landlord for the landlord’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Company has recorded an equal amount of rent expense and interest income related to these leases of 34,492 million Won, 58,312 million Won and 65,624 million Won on deposit balances of 1,028,309 million Won, 1,121,972 million Won and 1,194,003 million Won for the years ended December 31, 2006, 2007 and 2008, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

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

Management computes specific and probable loss components for credit-related commitments. As of December 31, 2006, 2007 and 2008, the allowance for credit-related commitments amounted to 220,745 million Won, 155,814 million Won and 299,966 million Won, respectively, which is reported in “Other liabilities.”

As of December 31, 2007 and 2008, the financial instruments whose contract amounts represent credit risk to the Company were as follows:

	Korean Won (in millions)
	2007	2008
Guarantees	9,630,594	19,156,143
Commercial letters of credit	4,287,381	6,852,258
Unused lines of credit:
Commercial	44,663,832	37,744,465
Credit cards	18,376,796	20,816,975
Consumer	6,354,160	6,916,175
Commitments to extend credit	4,402,314	4,623,712

Fund contribution commitments

On December 17, 2008 the Company committed to contribute 1,015,446 million Won to the Bond Market Stabilization Fund aimed at stabilizing the local debt market. As of December 31, 2008, the Company’s total contribution amounted to 507,723 million Won.

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2007 and 2008 were as follows:

	Korean Won (in millions)
	2007	2008
Short-term and long-term deposits	265,156	2,760,380
Available-for-sale securities	1,955,206	4,105,635
Held-to-maturity securities	4,954,050	5,485,886
Loans	465,434	608,375
Other pledged assets	187,040	51,925

Total	7,826,886	13,012,201

Obligation under guarantees

The Company provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The table below summarizes all of the Company’s guarantees under FIN No. 45 as of December 31, 2008. The maximum potential amount of future payments represents the notional amount that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

	Korean Won (in millions)
	Expire within one year	Expire after one year	Total	Current carrying value(1)	Collateral held	Maximum potential amount of future payment
Financial guarantees	142,057	34,532	176,589	686	48,597	176,589
Performance guarantees	6,817,307	12,162,247	18,979,554	103,498	4,655,124	18,979,554
Liquidity facilities to SPEs	990,122	3,633,590	4,623,712	51,397	44,590	4,623,712
Loans sold with recourse to KAMCO	—	2,306	2,306	—	—	2,306
Credit derivatives	—	929,500	929,500	—	—	929,500

(1)	Recorded as other liabilities under FIN No. 45.

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

Performance guarantees are issued to guarantee customers’ tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contract terms. They are also issued to support the customers’ obligation to supply specified products, commodities, maintenance or other services to third parties. The Company typically has recourse to recover from the customer any amounts paid under these guarantees; in addition, the Company may hold cash or other highly liquid collateral to support these guarantees. In connection with financial guarantees and performance guarantees, the Company has recognized net unearned income amounting to 7,705 million Won and 14,707 million Won as of December 31, 2007 and 2008, respectively. Unearned income is included in “Other liabilities.”

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines to SPEs. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Company had commitments to provide liquidity to SPEs in amounts up to 4,215,168 million Won, 5,497,794 million Won and 4,623,712 million Won as of December 31, 2006, 2007 and 2008, respectively. Although the Company did not sell assets to some of these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. The Company has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

The Company evaluates the performance risk of its guarantees based on the assigned referenced counterparty internal or external ratings. Where external ratings are used, investment-grade ratings are considered to be BBB- and above, while anything below is considered non-investment grade. The Company’s internal ratings are in line with the related external rating system. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not-rated” category. The maximum potential amount of the future payments related to guarantees is determined to be the notional amount of these contracts, which is the par amount of the assets guaranteed.

Presented in the table below is the maximum potential amount of future payments classified based upon internal and external credit ratings as of December 31, 2008.

(In millions of Won)	Investment Grade	Non-Investment Grade	Not Rated	Total
Financial guarantees	131,557	41,095	3,937	176,589
Performance guarantees	17,591,613	1,268,388	119,553	18,979,554
Liquidity facilities to SPEs	4,274,112	349,600	—	4,623,712

Total	21,997,282	1,659,083	123,490	23,779,855

The Company has entered into credit derivatives with unrelated parties for credit enhancement purposes. These derivatives are recorded on the balance sheet at fair value. As of December 31, 2007 and 2008, these credit derivatives had an aggregate notional amount of 614,521 million Won and 929,500 million Won, respectively, which represents the maximum potential amount of future payments on the contracts. The carrying amount of these derivatives amounted to 128,088 million Won and 484,133 million Won of liabilities, as of December 31, 2007 and 2008, respectively.

In the normal course of the Company’s business, indemnification clauses are often included in standard contractual terms with an assessment that risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected on the consolidated balance sheet as of December 31, 2007 and 2008 related to these indemnifications.

36. Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 96.52% and 95.05% of the Company’s loan portfolio as of December 31, 2007 and 2008, respectively. Investments in debt and equity securities of Korean entities comprised 96.86% and 97.52% of the Company’s investment portfolio as of December 31, 2007 and 2008, respectively.

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

The table below indicates major products including both on-balance sheet (principally loans) and off-balance sheet (principally unused lines of credit) exposures as of December 31:

	Korean Won (in millions)
	2007			2008
	Credit exposure	On-balance sheet(1)	Off-balance sheet	Credit exposure	On-balance sheet(1)	Off-balance sheet
Commercial loans(1)	160,252,925	97,268,804	62,984,121	193,138,776	124,762,198	68,376,578
Credit cards	21,702,141	3,325,345	18,376,796	25,110,684	4,293,709	20,816,975
Consumer	65,877,495	59,523,335	6,354,160	67,230,603	60,314,428	6,916,175

Total	247,832,561	160,117,484	87,715,077	285,480,063	189,370,335	96,109,728

(1)	Includes loans and due from customers on acceptances and excludes unearned income.
(2)	In addition, the Company has exposure to credit derivatives in the notional amount of 614,521 million Won and 929,500 million Won as of December 31, 2007 and 2008, respectively.

37. Related Party Transactions

The Company considers transactions with its majority shareholder (KDIC), directors, employees and trust accounts to be related party transactions. A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits and debt securities. These transactions are carried out on commercial terms and conditions and at market rates.

Loans to related parties

The table below summarizes the changes in the amount of loans to KDIC, trust accounts, directors and executive officers, and employees.

	Korean Won (in millions)
	2006			2007			2008
	KDIC	Directors	Employees	KDIC	Directors	Employees	KDIC	Directors	Employees
Loan as of January 1	25,600	65	191,688	25,600	39	179,806	25,600	69	220,862
New loans	—	3	45,035	—	69	64,374	—	—	124,354
Repayments	—	(29)	(56,917)	—	(39)	(23,318)	—	(40)	(90,281)

Loan as of December 31	25,600	39	179,806	25,600	69	220,862	25,600	29	254,935

Other balances as of December 31, 2006, 2007 and 2008 and the related expense and income for the years then ended for related party transactions were as follows:

	Korean Won (in millions)
	2006				2007				2008
	KDIC	Trust(1)	Directors	Employees	KDIC	Trust(1)	Directors	Employees	KDIC	Trust(1)	Directors	Employees
Debt securities	2,592,246	—	—	—	1,625,471	—	—	—	540,161	—	—	—
Other assets	—	9,937	—	—	—	9,911	—	—	—	12,894	—	—
Other borrowed funds	—	1,591,324	—	—	—	4,137,759	—	—	—	4,130,672	—	—
Fees and commissions income	—	23,616	—	—	—	24,999	—	—	—	33,835	—	—
Interest income on loans	1,263	—	3	8,761	1,397	—	2	9,620	1,593	—	1	12,984
Interest income on securities	139,865	—	—	—	105,303	—	—	—	23,184	—	—	—
Interest expense on other borrowed funds	—	44,672	—	—	—	179,605	—	—	—	252,124	—	—
Trading revenue, net	(662)	—	—	—	(328)	—	—	—	1,153	—	—	—
Investment securities gain, net	18	—	—	—	376	—	—	—	196	—	—	—

(1)	Trust accounts are explained in Note 40.

38. Subsidiaries

Subsidiaries of the Holding Company as of December 31, 2008 were as follows:

Subsidiary name	Country of incorporation	Percentage Ownership(1)
Woori Finance Information System Co., Ltd.	Korea	100%
Woori Credit Suisse Asset Management Co., Ltd.	Korea	70%
Woori Financial Co., Ltd.	Korea	51.35%
Hanmi Auto Plus First Securitization Specialty Co., Ltd.(2)(3)	Korea	0.9%
Woori Private Equity Co., Ltd.	Korea	100%
Woori Private Equity Fund(4)	Korea	46.5%
Kumho Investment Bank Co., Ltd.	Korea	41.65%
Woori EL Co., Ltd.(2)	Korea	100%
Woori F&I Co., Ltd.	Korea	100%
Woori SB Asset Management Co., Ltd.	Korea	51%
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.(2)	Korea	100%
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.(2)	Korea	100%
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.(2)	Korea	100%
Woori F&I Eighth Securitization Specialty Co., Ltd.(2)	Korea	100%
Woori F&I Ninth Securitization Specialty Co., Ltd.(2)	Korea	100%
Woori SB Tenth Securitization Specialty Co., Ltd.(2)(3)	Korea	50%
Hiking-Woori Capital Co., Ltd.(2)(3)	Hong Kong	49%
Woori Third Asset Securitization Specialty Co., Ltd.(2)	Korea	100%
Woori Bank	Korea	100%
Woori Credit Information Co., Ltd.	Korea	100%
P.T. Bank Woori Indonesia	Indonesia	95.18%
Woori America Bank	U.S.A.	100%
Korea BTL Infrastructure Fund	Korea	100%
Woori Global Markets Asia Ltd.	Hong Kong	100%
Hanvit 9th ABS Specialty Co., Ltd.(2)(3)	Korea	2.9%
Woori Ship Mortgage 2-2 ABS Specialty Co., Ltd.(2)(3)	Korea	0.1%
Woori Aircraft Mortgage 1st Asset Securitization Specialty Co., Ltd.(2)(3)	Korea	0.1%
Swan SF Co., Ltd.(2)(3)	Korea	0%
Woori Frontier Co., Ltd.(2)(3)	Korea	0%
Woori TY ABS Specialty Co., Ltd.(2)(3)	Korea	0%
Consus 8th Co., LLC.(2)(3)	Korea	0%
Kyongnam Bank	Korea	100%
Consus 6th Co., LLC.(2)(3)	Korea	0%
Kwangju Bank	Korea	100%
Zao Woori Bank Limited	Russia	100%
Woori Bank (China) Limited	China	100%
Kwangju Suwan Securitization Specialty Co., Ltd.(2)(3)	Korea	0%
AnDong Raja 1st Co., Ltd.(2)(3)	Korea	0%

(1)	Direct and indirect ownership are combined.
(2)	Established as an SPE.
(3)	As the Company is deemed the primary beneficiary, these SPEs were included in the consolidated financial statements of the Company.
(4)	Woori Private Equity Co., Ltd., as the general partner, controls Woori Private Equity Fund.

All holdings are in the common shares of the subsidiary concerned. Guaranteed trust accounts and certain VIEs, other than the SPEs listed above, which were consolidated as of December 31, 2008, are not included in the list of the subsidiaries (see Notes 1, 10 and 40).

39. Segment Reporting

The segments presented below are based on the individual entity’s independent financial operations, the nature of the products and services provided, the type of class of customers and the Company’s management organization which the chief decision maker utilizes to allocate resources and assess performance.

•

Woori Bank segment—Woori Bank has 16 subsidiaries, which are comprised of 2 domestic company, 5 overseas companies, 1 infrastructure fund and 9 SPEs. Woori Bank is engaged in the commercial banking business and foreign exchange operations. Woori Bank segment excludes the credit card operation of Woori Bank which is included in the credit card operation segment.

•

Kyongnam Bank segment—Kyongnam Bank has 1 subsidiary, which is a SPE. Kyongnam Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southeastern part of Korea.

•	Kwangju Bank segment—Kwangju Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southwestern part of Korea.

•	Credit card operation segment (formerly Woori Credit Card segment)—As of December 31, 2006, 2007 and 2008, the credit card operation segment includes the credit card operation of Woori Bank.

•

Securities brokerage services segment—Woori Investment & Securities Co., Ltd. (formerly LG Investment & Securities Co., Ltd.) comprises this segment and provides a full range of brokerage services, investment advice and financial planning to retail customers, and various investment banking services to corporate customers. As of December 31, 2008, Woori Investment & Securities Co., Ltd. has 12 subsidiaries, which are comprised of 1 domestic company, 9 overseas companies and 2 private equity funds. 34.96% shares of Woori Investment & Securities Co., Ltd. is owned by the Holding Company. And the Company accounts for the investments in Woori Investments & Securities Co., Ltd. under the equity method.

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

Summaries of the business segment results in 2006, 2007 and 2008 are shown in the following table:

	Korean Won (in millions)
Year ended December 31, 2006	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Total Segment	Inter-segment Transactions(1)	U.S. GAAP Adjustments	Total
Operating income	14,499,762	985,061	793,063	581,319	2,767,859	2,669,105	22,296,169	(2,154,903)	(8,352,252)	11,789,014
Operating expenses	12,564,229	778,025	669,531	358,686	2,436,959	697,976	17,505,406	(277,852)	(8,012,348)	9,215,206

Segment result	1,935,533	207,036	123,532	222,633	330,900	1,971,129	4,790,763	(1,877,051)	(339,904)	2,573,808

Interest and dividend income	7,524,391	820,675	704,349	560,361	354,278	55,257	10,019,311	(20,821)	(633,322)	9,365,168
Interest expense	4,432,609	427,476	392,153	48,136	194,624	121,962	5,616,960	(33,649)	(117,911)	5,465,400

Net interest income (loss)	3,091,782	393,199	312,196	512,225	159,654	(66,705)	4,402,351	12,828	(515,411)	3,899,768
Provisions for loan and lease losses, and credit-related commitments	595,250	36,530	49,381	85,252	(7,198)	(633)	758,582	36,202	(142,950)	651,834
Non-interest income	6,975,371	164,386	88,714	20,958	2,413,581	2,613,848	12,276,858	(2,134,082)	(7,718,930)	2,423,846
Non-interest expenses	7,378,328	305,790	220,573	225,298	2,227,021	501,422	10,858,432	(279,014)	(7,731,295)	2,848,123

Net non-interest income (loss)	(402,957)	(141,404)	(131,859)	(204,340)	186,560	2,112,426	1,418,426	(1,855,068)	12,365	(424,277)
Depreciation and amortization	158,042	8,229	7,424	—	22,512	75,225	271,432	(1,391)	(20,192)	249,849

Net income before tax	1,935,533	207,036	123,532	222,633	330,900	1,971,129	4,790,763	(1,877,051)	(339,904)	2,573,808
Income tax expense	454,325	52,078	33,414	61,224	97,260	18,419	716,720	7,785	(104,109)	620,396
Minority interest	584	—	—	—	384	932	1,900	157,988	(157,148)	2,740

Net income for the period	1,480,624	154,958	90,118	161,409	233,256	1,951,778	4,072,143	(2,042,824)	(78,647)	1,950,672

Segments’ total assets	165,135,797	16,653,401	13,939,414	3,640,878	12,664,500	14,429,630	226,463,620	(14,466,290)	(16,916,150)	195,081,180

	Korean Won (in millions)
Year ended December 31, 2007	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Total Segment	Inter-segment Transactions(1)	U.S. GAAP Adjustments	Total
Operating income	20,347,605	1,353,178	987,679	721,677	3,109,766	2,732,279	29,252,184	(2,477,263)	(12,361,365)	14,413,556
Operating expenses	18,125,687	1,132,161	835,247	551,095	2,731,201	616,101	23,991,492	(261,475)	(12,407,055)	11,322,962

Segment result	2,221,918	221,017	152,432	170,582	378,565	2,116,178	5,260,692	(2,215,788)	45,690	3,090,594

Interest and dividend income	9,969,443	1,009,482	868,351	692,533	548,540	90,870	13,179,219	(63,397)	(923,350)	12,192,472
Interest expense	6,245,243	591,378	531,701	94,989	342,123	154,770	7,960,204	(40,492)	(264,033)	7,655,679

Net interest income (loss)	3,724,200	418,104	336,650	597,544	206,417	(63,900)	5,219,015	(22,905)	(659,317)	4,536,793
Provisions for loan and lease losses, and credit-related commitments	589,442	37,638	49,681	78,703	—	3,735	759,199	14,648	(573,451)	200,396
Non-interest income	10,378,162	343,696	119,328	29,144	2,561,226	2,641,409	16,072,965	(2,413,866)	(11,438,015)	2,221,084
Non-interest expenses	11,132,517	493,051	246,224	377,403	2,369,971	284,465	14,903,631	(245,844)	(11,480,161)	3,177,626

Net non-interest income (loss)	(754,355)	(149,355)	(126,896)	(348,259)	191,255	2,356,944	1,169,334	(2,168,022)	42,146	(956,542)
Depreciation and amortization	158,485	10,094	7,641	—	19,107	173,131	368,458	10,213	(89,410)	289,261

Net income before tax	2,221,918	221,017	152,432	170,582	378,565	2,116,178	5,260,692	(2,215,788)	45,690	3,090,594
Income tax expense	567,489	60,043	39,780	46,910	115,121	20,792	850,135	(15,903)	3,196	837,428
Minority interest	557	—	—	—	—	771	1,328	182,472	(172,440)	11,360

Net income for the period	1,653,872	160,974	112,652	123,672	263,444	2,094,615	4,409,229	(2,382,357)	214,934	2,241,806

Segments’ total assets	196,210,047	19,338,651	15,294,245	2,614,620	15,173,484	16,067,353	264,698,400	(15,078,077)	(18,745,742)	230,874,581

	Korean Won (in millions)
Year ended December 31, 2008	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Total Segment	Inter-segment Transactions(1)	U.S. GAAP Adjustments(2)	Total
Operating income	74,402,711	2,718,602	1,354,478	1,006,075	6,767,773	2,053,488	88,303,127	(1,227,915)	(70,214,990)	16,860,222
Operating expenses	73,892,649	2,434,173	1,209,387	908,818	6,500,642	1,532,762	86,478,431	(594,501)	(69,509,452)	16,374,478

Segment result	510,062	284,429	145,091	97,257	267,131	520,726	1,824,696	(633,414)	(705,538)	485,744

Interest and dividend income	12,616,239	1,272,369	1,025,449	928,757	774,736	327,524	16,945,074	(7,969)	(1,384,240)	15,552,865
Interest expense	8,413,574	753,266	640,460	204,829	470,433	324,047	10,806,609	(65,076)	(339,150)	10,402,383

Net interest income (loss)	4,202,665	519,103	384,989	723,928	304,303	3,477	6,138,465	57,107	(1,045,090)	5,150,482
Provisions for loan and lease losses, and credit-related commitments	1,399,045	95,353	84,048	165,743	38,754	34,494	1,817,437	(1,133)	20,216	1,836,520
Non-interest income	61,786,472	1,446,233	329,029	77,318	5,993,037	1,725,964	71,358,053	(1,219,946)	(68,830,750)	1,307,357
Non-interest expenses	63,914,606	1,575,598	477,611	538,246	5,988,538	1,115,739	73,610,338	(638,194)	(69,176,403)	3,795,741

Net non-interest income (loss)	(2,128,134)	(129,365)	(148,582)	(460,928)	4,499	610,225	(2,252,285)	(581,752)	345,653	(2,488,384)
Depreciation and amortization	165,424	9,956	7,268	—	2,917	58,482	244,047	109,902	(14,115)	339,834

Net income before tax	510,062	284,429	145,091	97,257	267,131	520,726	1,824,696	(633,414)	(705,538)	485,744
Income tax expense	349,350	74,227	41,733	23,283	80,695	25,555	594,843	7,937	(244,923)	357,857
Minority interest	710	—	—	—	—	(5,368)	(4,658)	138,682	(156,442)	(22,418)

Net income for the period	160,002	210,202	103,358	73,974	186,436	500,539	1,234,511	(780,033)	(304,173)	150,305

Segments’ total assets	228,648,625	20,811,587	15,733,156	3,842,420	17,710,022	21,152,480	307,898,290	(16,903,995)	(19,848,864)	271,145,431

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under the management reporting system.
(2)	Includes adjustment for the application of the equity method under U.S. GAAP to the investments in Woori Investment & Securities Co., Ltd. and Woori AVIVA Life Insurance Co., Ltd.

The allowance for credit losses determined in accordance with U.S. GAAP for each of the segments as of December 31, 2007 and 2008 is summarized as follows:

	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Securities brokerage services	Other	Adjustment(1)	Total
As of December 31, 2007
Allowance for loan and lease losses	1,464,734	72,632	126,135	53,563	93,108	18,468	(93,108)	1,735,532
Allowance for credit-related commitments	119,598	8,286	15,505	12,425	—	—	—	155,814

	1,584,332	80,918	141,640	65,988	93,108	18,468	(93,108)	1,891,346

As of December 31, 2008
Allowance for loan and lease losses	2,476,655	124,859	179,061	87,807	114,843	75,980	(117,631)	2,941,574
Allowance for credit-related commitments	263,247	12,043	7,864	16,738	—	74	—	299,966

	2,739,902	136,902	186,925	104,545	114,843	76,054	(117,631)	3,241,540

(1)	Includes adjustment for the application of the equity method under U.S. GAAP to the investments in Woori Investment & Securities Co., Ltd. (formerly LG Investment & Securities Co., Ltd.) and Woori AVIVA Life Insurance Co., Ltd. The entities are consolidated under Korean GAAP and are included in the securities brokerage services segment and other segment, respectively.

The charge-offs, including the charge-offs for repurchased loans, for each of the segments for the years ended December 31, 2006, 2007 and 2008 are summarized as follows:

	Korean Won (in millions)
	Woori Bank	Kyongnam Bank	Kwangju Bank	Credit card operation	Other	Total
2006	207,573	32,838	45,179	80,174	—	365,764
2007	367,610	18,058	40,827	77,819	7,585	511,899
2008	323,276	42,438	39,821	104,654	7,712	517,901

Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

The following is a reconciliation of the business segment’s total assets under Korean GAAP as of December 31, 2006, 2007 and 2008 to the consolidated total assets under U.S. GAAP:

	Korean Won (in millions)
	2006	2007	2008
Segments’ total assets	226,463,620	264,698,400	307,898,290
U.S. GAAP adjustments	(16,916,150)	(18,745,742)	(19,848,864)

Cash and cash equivalents	3,994,890	7,771,971	7,604,753
Restricted cash	(3,238,721)	(6,803,921)	(5,414,405)
Interest-bearing deposits in other banks	(1,670,924)	(2,140,367)	(4,086,147)
Call loans and securities purchased	299,808	359,431	(126,824)
Trading assets	(8,789,333)	(8,079,685)	(9,901,019)
Investment	7,075,697	6,900,098	5,725,467
Loans (net of allowance for loan losses)	(9,732,221)	(11,285,157)	(10,798,748)
Due from customers on acceptances	266,765	248,606	789,132
Premises and equipment, net	(421,119)	(424,078)	(459,302)
Accrued interest and dividends receivable	(35,972)	(66,974)	(141,377)
Assets held for sale	81,316	131,560	351,096
Goodwill	31,181	46,704	(50,845)
Other intangible assets, net	127,447	110,922	(70,125)
Other assets	(4,904,964)	(5,514,852)	(3,270,520)

Inter-segment transaction	(14,466,290)	(15,078,077)	(16,903,995)

Consolidated total assets	195,081,180	230,874,581	271,145,431

The following is a reconciliation of the business segment’s operating income under Korean GAAP for the year ended December 31, 2006, 2007 and 2008 to the consolidated operating income under U.S. GAAP:

	Korean Won (in millions)
	2006	2007	2008
Segments’ operating income	22,296,169	29,252,184	88,303,127
U.S. GAAP adjustments	(8,352,252)	(12,361,365)	(70,214,990)

Interest and dividend income
Loans	(360,929)	(622,800)	(676,574)
Deposits in other banks	(13,254)	(22,490)	(71,507)
Trading assets	(609,228)	(831,206)	(1,180,585)
Investment securities	351,844	554,913	548,265
Call loans and securities purchased under resale agreements	(1,755)	(1,767)	(3,839)

	(633,322)	(923,350)	(1,384,240)
Non-interest income
Trust fees, net	(15,168)	(14,255)	(16,165)
Fees and commission income	(536,379)	(666,198)	(1,041,610)
Trading revenue, net:	(6,836,929)	(10,205,550)	(66,896,631)
Investment securities gain (loss), net:	(237,644)	(575,604)	(821,413)
Other non-interest income	(92,810)	23,592	(54,931)

	(7,718,930)	(11,438,015)	(68,830,750)
Inter-segment transaction	(2,154,903)	(2,477,263)	(1,227,915)

Consolidated operating income	11,789,014	14,413,556	16,860,222

40. Trust Accounts

The Company manages funds on behalf of its customers through the operation of various trust accounts in accordance with the Korean Capital Market and Financial Investment Business Act. Trust accounts are classified into performance based trusts and guaranteed trusts.

For performance based trusts, amounts due to trust beneficiaries are based solely on the interest, dividends and gains/losses on asset sales. The performance based trusts do not represent assets and liabilities of the Company, are recorded in separate accounts from those of the banking business and are excluded from the consolidated financial statements. The Company also borrows from these trusts (see Notes 17 and 37). The total amounts of assets managed in these performance based trusts were 31,151,732 million Won and 27,263,916 million Won as of December 31, 2007 and 2008, respectively.

Guaranteed Principal Money Trusts require the Company to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Company guarantees a specified rate of return on Guaranteed Fixed Rate Money Trusts. As a result of these guarantees the potential risk and rewards generated from guaranteed trusts are transferred to the Company, therefore, such trusts are subject to consolidation by the Company. The accounts of such trusts are included in the accompanying consolidated financial statements. Total assets of the consolidated trust accounts as of December 31, 2007 and 2008 were 1,981,514 million Won and 2,094,886 million Won, respectively, and mainly consist of trading securities, loans and other assets. Liabilities of these trust accounts mainly consist of deposits from customers which amounted to 1,827,044 million Won and 1,917,991 million Won as of December 31, 2007 and 2008, respectively (see Note 16).

41. Parent Company

Condensed financial information of the parent company is as follows:

Condensed balance sheets

	Korean Won (in millions)
	2007	2008
Assets
Interest bearing deposits in other banks:
Bank Subsidiaries	32,502	119,350
Investment in subsidiaries:
Bank Subsidiaries	12,833,516	13,846,282
Non-bank subsidiaries	1,334,548	1,335,442
Other assets	42,615	31,858

Total assets	14,243,181	15,332,932

Liabilities
Long-term debt	2,116,679	3,393,702
Other liabilities	12,674	19,152

Total liabilities	2,129,353	3,412,854

Stockholders’ equity	12,113,828	11,920,078

Total liabilities and stockholders’ equity	14,243,181	15,332,932

Condensed statements of income

	Korean Won (in millions)
	2006	2007	2008
Interest and dividend income
Deposits in other banks:
Bank Subsidiaries	7,766	5,092	10,864
Others	8	5,567	—
Investment securities:
Bank Subsidiaries	137	1,404	—
Non-bank subsidiaries	6,316	799	1,861
Others	855	—	—

Total interest and dividend income	15,082	12,862	12,725

Non-interest income	27,898	4,355	458

Total operating income	42,980	17,217	13,183

Interest expense
Other borrowed funds—Others	1,774	3,122	—
Long-term debt	102,486	102,050	143,982

Total interest expense	104,260	105,172	143,982

Non-interest expense	33,987	28,541	33,824

Total operating expense	138,247	133,713	177,806

Loss before equity in net income of subsidiaries	(95,267)	(116,496)	(164,623)

Equity in net income of subsidiaries:
Bank Subsidiaries	1,912,409	2,194,315	420,432
Non-bank subsidiaries	133,530	163,987	(105,504)

Total equity in net income of subsidiaries	2,045,939	2,358,302	314,928

Net income	1,950,672	2,241,806	150,305

Condensed statements of cash flows

	Korean Won (in millions)
	2006	2007	2008
Cash flows from operating activities:
Net income	1,950,672	2,241,806	150,305
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of subsidiaries	(2,045,939)	(2,358,302)	(314,929)
Dividends received from subsidiaries:
Bank Subsidiaries	699,966	473,824	200,326
Non-bank subsidiaries	39,331	28,388	47,785
Others	(642)	28,683	44,503

Net cash provided by operating activities	643,388	414,399	127,990

Cash flows from investing activities:
Proceeds from sales of investments in subsidiaries:
Non-bank subsidiaries	114,000	50,000	—
Purchases of investments in subsidiaries:
Bank subsidiaries	—	—	(880,000)
Non-bank subsidiaries	—	(271,149)	(245,584)
Others	(719)	(35,952)	8,922

Net cash used in investing activities	113,281	(257,101)	(1,116,662)

Cash flows from financing activities:
Net decrease in other borrowed funds	(150,000)	—	—
Proceeds from long-term debt	—	769,088	1,777,023
Payment on long-term debt	(298,611)	(500,000)	(500,000)
Cash dividends paid	(322,406)	(483,608)	(201,503)

Net cash used in financing activities	(771,017)	(214,520)	1,075,520

Net increase (decrease) in cash and cash equivalents	(14,348)	(57,222)	86,848
Cash and cash equivalents, beginning of year	104,072	89,724	32,502

Cash and cash equivalents, end of year	89,724	32,502	119,350