Form 20-F
period 2009-12-31
WOORI FINANCE HOLDINGS CO LTD
filed 2010-06-25
CIK 1264136

As filed with the Securities and Exchange Commission on June 25, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Woo Seok Seong
203 Hoehyon-dong, 1-ga, Chung-gu, Seoul 100-792, Korea
Telephone No.: +82-2-2125-2110
Facsimile No.: +82-2-2125-2293
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing three shares of Common Stock	New York Stock Exchange
Common Stock, par value ~~W~~5,000 per share	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

806,012,780 shares of Common Stock, par value ~~W~~5,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☑ Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.  ☐ Yes  ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☑ Large accelerated filer	☐ Accelerated Filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☑ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 has been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

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

In this annual report:

•	references to “we,” “us” or “Woori Finance Holdings” are to Woori Finance Holdings Co., Ltd. and, unless the context otherwise requires, its subsidiaries;

•	references to “Korea” are to the Republic of Korea;

•	references to the “government” are to the government of the Republic of Korea;

•	references to “Won” or “~~W~~” are to the currency of Korea; and

•	references to “U.S. dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be a result of rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2009, which was ~~W~~1,163.7 = US$1.00.

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

Unless otherwise indicated, the selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by Deloitte Anjin LLC, an independent registered public accounting firm.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated Income Statement Data

	Year ended December 31,
	2005(1)		2006		2007		2008		2009		2009(2)
	(in billions of Won except per share data)										(in millions of
											US$ except per
											share data)

Interest and dividend income	~~W~~	7,209	~~W~~	9,365	~~W~~	12,192	~~W~~	15,553	~~W~~	13,273	US$	11,406
Interest expense		3,727		5,465		7,656		10,402		8,586		7,378

Net interest income		3,482		3,900		4,536		5,151		4,687		4,028
Provision for loan losses		308		509		219		1,608		2,408		2,069
Provision for credit-related commitments (reversal of provision)(3)		(39)		107		(54)		157		44		38
Other provision(4)		17		36		36		71		103		88
Non-interest income		1,916		2,424		2,222		1,307		3,452		2,966
Non-interest expense		2,933		3,098		3,467		4,136		4,093		3,517
Income tax expense		366		620		837		358		379		326

Net income(5)		1,813		1,954		2,253		128		1,112		956
Net income attributable to the noncontrolling interest		7		3		11		(22)		(23)		(19)
Net income attributable to stockholders		1,806		1,951		2,242		150		1,135		975
Other comprehensive income (loss), net of tax		106		477		(143)		(139)		(158)		(136)
Comprehensive income (loss)		1,919		2,431		2,110		(11)		954		820
Comprehensive income (loss) attributable to the noncontrolling interest		7		3		14		(20)		(20)		(17)
Comprehensive income (loss) attributable to stockholders	~~W~~	1,912	~~W~~	2,428	~~W~~	2,096	~~W~~	9	~~W~~	974	US$	837

Per common share data:
Net income (loss) per share—basic	~~W~~	2,245	~~W~~	2,420	~~W~~	2,781	~~W~~	187	~~W~~	1,408	US$	1.21
Income (loss) per share before extraordinary items—basic		2,245		2,420		2,781		187		1,408		1.21
Weighted average common shares outstanding—basic (in thousands)		804,389		806,013		806,000		805,927		806,013		806,013
Net income (loss) per share—diluted(6)	~~W~~	2,241	~~W~~	2,420	~~W~~	2,781	~~W~~	187	~~W~~	1,408	US$	1.21
Income (loss) per share before extraordinary items—diluted		2,241		2,420		2,781		187		1,408		1.21
Weighted average common shares outstanding—diluted (in thousands)		805,866		806,013		806,000		805,927		806,013		806,013
Cash dividends paid per share(7)	~~W~~	400	~~W~~	600	~~W~~	250	~~W~~	—	~~W~~	100	US$	0.09

(1)	On October 26 and December 24, 2004, we acquired an aggregate 27.3% voting interests in LGIS. As a result of the acquisition, LGIS became an equity method investee as of December 24, 2004. On March 31, 2005, we merged Woori Securities, our wholly-owned subsidiary, into LGIS and renamed the surviving entity Woori Investment & Securities, which became an equity method investee. Accordingly, income statement data for 2005 reflect the three-month results of operations of Woori Securities (prior to its merger with LGIS), as a consolidated subsidiary, and the three-month results of operations of LGIS (prior to the merger) and the nine-month results of operations of Woori Investment & Securities (following the merger), each as an equity method investee.

(2)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,163.7 to US$1.00, the noon buying rate in effect on December 31, 2009 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	The reversal of provisions in 2005 and 2007 resulted from subsequent changes in our estimation of losses related to our credit-related commitments. We determined in 2005 and 2007 that a portion of our allowances for losses on credit-related commitments were no longer needed, and accordingly reversed the related portions of the provisions we had initially allocated during the year.
(4)	Mainly consists of provisions relating to (a) trade receivables and (b) repurchase obligations with respect to loans sold to the Korea Asset Management Corporation. In 2007, 2008 and 2009, we did not have any provisions relating to repurchase obligations with respect to loans sold to the Korea Asset Management Corporation.
(5)	On January 1, 2009, we adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (ASC 810-10-45-15, “Consolidation—Noncontrolling Interest in a Subsidiary”) (“ASC 810-10-45-15”). As a result, minority interests have been recharacterized as noncontrolling interests and net income (loss) attributable to noncontrolling interests, net of tax, is included in income (loss) before cumulative effect of a change in accounting principle, net of tax, and subtracted from net income (loss) to calculate net income (loss) attributable to stockholders. Corresponding items for all prior periods have been restated accordingly. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Recent Accounting Pronouncements.”
(6)	In the diluted earnings per share calculation, our convertible bonds outstanding in 2005 are assumed to have been converted into shares of our common stock, while options outstanding to purchase our common stock in 2005, 2006, 2007 and 2008 are not deemed to have been exercised. We did not have any stock options outstanding in 2009. Convertible debentures issued by Woori Financial, a subsidiary we acquired in September 2007, were included in the diluted earnings per share calculations for 2007 and 2009 but excluded from such calculations due to their anti-dilutive effect in 2008, while stock-based compensation awards of Woori Financial were excluded from the diluted earnings per share calculations for 2007, 2008 and 2009 due to their anti-dilutive effect. See Note 30 of the notes to our consolidated financial statements.
(7)	Amounts shown for each year are cash dividends per share relating to such year, which were declared and paid in the following year. U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless those periods are the same. With respect to the 2005 fiscal year, we paid dividends in 2006 of ~~W~~400 per common share ($0.40 per common share at the noon buying rate in effect on December 30, 2005) to our stockholders. With respect to the 2006 fiscal year, we paid dividends in 2007 of ~~W~~600 per common share ($0.65 per common share at the noon buying rate in effect on December 29, 2006) to our stockholders. With respect to the 2007 fiscal year, we paid dividends in 2008 of ~~W~~250 per common share ($0.27 per common share at the noon buying rate in effect on December 31, 2007) to our stockholders. With respect to the 2008 fiscal year, we did not pay any dividends to our stockholders. With respect to the 2009 fiscal year, we paid dividends in 2010 of ~~W~~100 per common share ($0.09 per common share at the noon buying rate in effect on December 31, 2009) to our stockholders. See “Item 8A. Consolidated Statements and Other Financial Information—Dividends.”

Consolidated Balance Sheet Data

	As of December 31,
	2005		2006		2007		2008		2009		2009(1)
	(in billions of Won)										(in millions
											of US$)

Assets
Cash and cash equivalents	~~W~~	8,280	~~W~~	7,935	~~W~~	11,553	~~W~~	13,564	~~W~~	16,581	US$	14,249
Restricted cash(2)		376		243		131		2,761		588		506
Interest-earning deposits in other banks		1,553		1,582		2,128		1,747		2,207		1,897
Call loans and securities purchased under resale agreements		1,426		940		1,695		3,692		6,524		5,607
Trading assets		4,889		7,576		12,173		19,817		14,225		12,225
Available-for-sale securities		18,288		28,174		27,235		23,406		16,059		13,801
Held-to-maturity securities (fair value of ~~W~~9,613 billion in 2005, ~~W~~8,595 billion in 2006, ~~W~~8,120 billion in 2007, ~~W~~9,758 billion in 2008 and ~~W~~16,021 billion ($13,767 million) in 2009)		9,638		8,614		8,216		9,612		15,974		13,727
Other investment assets(3)		1,397		1,568		2,051		2,417		2,565		2,204
Loans (net of allowance for loan losses of ~~W~~1,525 billion in 2005, ~~W~~1,855 billion in 2006, ~~W~~1,736 billion in 2007, ~~W~~2,942 billion in 2008 and ~~W~~3,557 billion ($3,057 million) in 2009)		102,630		131,928		158,130		185,667		184,058		158,173
Due from customers on acceptances		355		267		249		789		791		680
Premises and equipment, net		2,060		2,149		2,399		2,454		2,611		2,244
Accrued interest and dividends receivable		703		865		950		1,079		956		821
Assets held for sale		49		81		132		351		591		508
Goodwill		48		38		232		136		114		98
Other assets(4)		3,223		3,121		3,601		3,653		3,180		2,731

Total assets	~~W~~	154,915	~~W~~	195,081	~~W~~	230,875	~~W~~	271,145	~~W~~	267,024	US$	229,471

Liabilities
Deposits
Interest-bearing	~~W~~	99,609	~~W~~	121,688	~~W~~	140,359	~~W~~	161,653	~~W~~	170,547	US$	146,562
Non-interest-bearing		4,538		4,851		4,668		6,679		7,027		6,038

Total deposits		104,147		126,539		145,027		168,332		177,574		152,600
Call money		326		2,270		3,008		2,960		5,687		4,888
Trading liabilities		1,339		1,701		2,981		11,286		4,131		3,550
Acceptances outstanding		355		267		249		789		791		680
Other borrowed funds		9,909		12,025		13,932		18,458		12,835		11,030
Secured borrowings		2,557		2,629		3,486		3,401		2,277		1,957
Long-term debt		21,850		32,298		41,336		44,470		43,340		37,245
Accrued interest payable		1,721		2,340		2,892		3,317		2,554		2,195
Other liabilities(2)(5)		4,379		4,531		5,494		5,871		4,613		3,964

Total liabilities		146,583		184,600		218,405		258,884		253,802		218,109
Stockholders’ equity		8,321		10,426		12,114		11,920		12,866		11,057
Noncontrolling interests(6)		11		55		356		341		356		305

Total equity		8,332		10,481		12,470		12,261		13,222		11,362

Total liabilities and equity	~~W~~	154,915	~~W~~	195,081	~~W~~	230,875	~~W~~	271,145	~~W~~	267,024	US$	229,471

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,163.7 to US$1.00, the noon buying rate in effect on December 31, 2009 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Commencing with the year ended December 31, 2007, we have reclassified deposits for severance payments from restricted cash to other liabilities. See Notes 4 and 20 of the notes to our consolidated financial statements.
(3)	For a description of “other investment assets,” see Note 9 of the notes to our consolidated financial statements.
(4)	For a description of “other assets,” see Note 15 of the notes to our consolidated financial statements.
(5)	For a description of “other liabilities,” see Note 20 of the notes to our consolidated financial statements.
(6)	On January 1, 2009, we adopted ASC 810-10-45-15. As a result, minority interests have been recharacterized as noncontrolling interests and reclassified as a component of equity. Corresponding items for all prior periods have been restated accordingly.

Profitability Ratios and Other Data

	Year ended December 31,
	2005		2006		2007		2008		2009
	(in billions of Won except percentages)

Return on average assets(1)		1.28%		1.13%		1.03%		0.06%		0.40%
Return on average equity(2)		24.45		18.70		20.41		1.17		9.55
Net interest spread(3)		2.59		2.37		2.16		1.99		1.81
Net interest margin(4)		2.73		2.50		2.28		2.16		1.86
Cost-to-income ratio(5)		54.33		48.99		51.30		64.04		50.29
Average stockholders’ equity as a percentage of average total assets		5.25		6.06		5.05		4.78		4.18
Total revenue(6)	~~W~~	9,125	~~W~~	11,789	~~W~~	14,414	~~W~~	16,860	~~W~~	16,725
Operating expense(7)		6,660		8,563		11,123		14,538		12,679
Operating margin(8)		2,465		3,226		3,291		2,322		4,046
Operating margin as a percentage of total revenue		27.01%		27.36%		22.83%		13.77%		24.19%

(1)	Represents net income attributable to stockholders as a percentage of average total assets. Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.
(2)	Represents net income attributable to stockholders as a percentage of average stockholders’ equity. Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.
(3)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets.
(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(6)	Total revenue represents interest and dividend income plus non-interest income.

The following table shows how total revenue is calculated:

	Year ended December 31,
	2005		2006		2007		2008		2009
	(in billions of Won)

Interest and dividend income	~~W~~	7,209	~~W~~	9,365	~~W~~	12,192	~~W~~	15,553	~~W~~	13,273
Non-interest income		1,916		2,424		2,222		1,307		3,452

Total revenue	~~W~~	9,125	~~W~~	11,789	~~W~~	14,414	~~W~~	16,860	~~W~~	16,725

(7)	Operating expense represents interest expense plus non-interest expense, excluding provisions of ~~W~~286 billion, ~~W~~652 billion, ~~W~~201 billion, ~~W~~1,836 billion and ~~W~~2,555 billion for 2005, 2006, 2007, 2008 and 2009, respectively.

The following table shows how operating expense is calculated:

	2005		2006		2007		2008		2009
	(in billions of Won)

Interest expense	~~W~~	3,727	~~W~~	5,465	~~W~~	7,656	~~W~~	10,402	~~W~~	8,586
Non-interest expense		2,933		3,098		3,467		4,136		4,093

Operating expense	~~W~~	6,660	~~W~~	8,563	~~W~~	11,123	~~W~~	14,538	~~W~~	12,679

(8)	Operating margin represents total revenue less operating expenses.

Asset Quality Data

	As of December 31,
	2005		2006		2007		2008		2009
	(in billions of Won)

Total loans	~~W~~	104,130	~~W~~	133,740	~~W~~	159,885	~~W~~	188,632	~~W~~	187,617
Total non-performing loans(1)		1,369		1,354		1,121		2,088		2,489
Other impaired loans not included in non-performing loans		820		391		274		1,608		2,887
Total non-performing loans and other impaired loans		2,189		1,745		1,395		3,696		5,376
Total allowance for loan losses		1,525		1,855		1,736		2,942		3,557
Non-performing loans as a percentage of total loans		1.31%		1.01%		0.70%		1.11%		1.33%
Non-performing loans as a percentage of total assets		0.88		0.69		0.48		0.77		0.93
Total non-performing loans and other impaired loans as a percentage of total loans		2.10		1.30		0.87		1.96		2.87
Allowance for loan losses as a percentage of total loans		1.46		1.39		1.09		1.56		1.90

(1)	Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Segment Information Under Korean GAAP

The following table sets forth financial data under Korean GAAP as of or for the year ended December 31, 2009 for our business segments:

									Securities
			Kyongnam		Kwangju		Credit card		brokerage
	Woori Bank		Bank		Bank		operations		services(1)		Other		Elimination(2)		Total
	(in billions of Won)

Interest and dividend income	~~W~~	10,485	~~W~~	1,143	~~W~~	907	~~W~~	1,000	~~W~~	651	~~W~~	416	~~W~~	(48)	~~W~~	14,554
Interest expense		6,739		604		489		128		304		449		(50)		8,663
Net interest income (loss)		3,746		539		418		872		347		(33)		2		5,891

Provision for loan losses and credit-related commitments (reversal of provision)		1,696		65		154		201		112		69		120		2,177
Non-interest income		32,962		700		328		51		4,736		2,755		(1,698)		39,834
Non-interest expenses		33,918		909		502		465		4,844		1,467		(418)		41,687

Net non-interest income (loss)		(956)		(209)		(174)		(414)		(108)		1,288		(1,280)		(1,853)
Depreciation and amortization		144		9		7		—		2		37		143		342

Net income (loss) before tax		950		256		83		257		125		1,149		(1,301)		1,519
Income tax expense (benefit)		190		63		21		62		36		34		(3)		403

Net income (loss) for the period under Korean GAAP		760		193		62		195		89		1,115		(1,298)		1,116
U.S. GAAP adjustments		65		(64)		16		8		(89)		(1,049)		1,109		(4)

Consolidated net income	~~W~~	825	~~W~~	129	~~W~~	78	~~W~~	203	~~W~~	—	~~W~~	66	~~W~~	(189)	~~W~~	1,112

Consolidated net income attributable to the noncontrolling interest		1		—		—		—		—		17		(41)		(23)
Consolidated net income attributable to the stockholders		824		129		78		203		—		49		(148)		1,135
Segments’ total assets under Korean GAAP	~~W~~	223,063	~~W~~	20,508	~~W~~	15,902	~~W~~	3,725	~~W~~	16,103	~~W~~	24,205	~~W~~	(21,148)	~~W~~	282,358
U.S. GAAP adjustments		(1,170)		(386)		1		167		(16,103)		(1,570)		3,727		(15,334)
Segments’ total assets	~~W~~	221,893	~~W~~	20,122	~~W~~	15,903	~~W~~	3,892	~~W~~	—	~~W~~	22,635	~~W~~	(17,421)	~~W~~	267,024

(1)	Includes the operations of Woori Investment & Securities, which is not a consolidated subsidiary under U.S. GAAP. We acquired a 27.3% voting interest in LGIS in October and December 2004. As a result of this acquisition, LGIS became a consolidated subsidiary under Korean GAAP (but not under U.S. GAAP) effective December 24, 2004. On March 31, 2005, we merged Woori Securities, a wholly-owned subsidiary, into LGIS and renamed the surviving entity Woori Investment & Securities, which remained a consolidated subsidiary under Korean GAAP (but not under U.S. GAAP).
(2)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under the management reporting system.

Selected Financial Information

Average Balance Sheets and Related Interest

The following tables show our average balances and interest rates for 2007, 2008 and 2009:

	Year ended December 31,
	2007					2008					2009
	Average		Interest		Average	Average		Interest		Average	Average		Interest		Average
	Balance(1)		Income(2)(3)		Yield	Balance(1)		Income(2)(3)(4)		Yield	Balance(1)		Income(2)(3)		Yield
	(in billions of Won except percentages)

Assets
Interest-earning assets
Interest-earning deposits in other banks	~~W~~	2,431	~~W~~	82	3.38%	~~W~~	4,072	~~W~~	179	4.40%	~~W~~	4,679	~~W~~	195	4.16%
Call loans and securities purchased under resale agreements		2,800		95	3.38		2,931		132	4.48		7,873		131	1.67
Trading securities(5)		9,894		390	3.94		11,038		524	4.75		14,241		409	2.87
Investment securities(5)		35,764		1,996	5.58		34,636		2,102	6.07		37,400		1,774	4.74
Loans
Commercial and industrial		74,505		4,751	6.38		98,392		6,783	6.89		106,282		6,241	5.87
Lease financing		184		20	11.04		349		28	8.10		301		32	10.51
Trade financing		8,613		426	4.95		12,718		514	4.05		11,090		463	4.17
Other commercial		5,899		337	5.71		9,021		690	7.65		7,538		631	8.37
General purpose household(6)		54,198		3,545	6.54		56,945		4,005	7.03		57,323		2,925	5.10
Mortgage		3,366		231	6.87		3,226		226	7.00		3,592		179	4.99
Credit cards(3)		874		319	36.52		1,383		282	20.27		1,556		293	18.85

Total loans(7)		147,639		9,629	6.52%		182,034		12,528	6.88%		187,682		10,764	5.74%

Total average interest-earning assets		198,528		12,192	6.14%		234,711		15,465	6.59%		251,875		13,273	5.27%
Non-interest-earning assets
Cash and cash equivalents		7,528		—	—		10,992		—	—		8,987		—	—
Foreign exchange contracts and derivatives		1,676		—	—		8,094		—	—		6,991		—	—
Premises and equipment		2,263		—	—		2,453		—	—		2,533		—	—
Due from customers on acceptance		258		—	—		519		—	—		790		—	—
Allowance for loan losses		(1,699)		—	—		(2,147)		—	—		(3,430)		—	—
Other non-interest-earning assets(8)		9,140		—	—		12,936		—	—		16,337		—	—

Total average non-interest- earning assets		19,166		—	—		32,847		—	—		32,208		—	—

Total average assets	~~W~~	217,694	~~W~~	12,192	5.60%	~~W~~	267,558	~~W~~	15,465	5.78%	~~W~~	284,083	~~W~~	13,273	4.67%

	Year ended December 31,
	2007					2008					2009
	Average		Interest		Average	Average		Interest		Average	Average		Interest		Average
	Balance(1)		Expense		Cost	Balance(1)		Expense		Cost	Balance(1)		Expense		Cost
	(in billions of Won except percentages)

Liabilities
Interest-bearing liabilities
Deposits:
Demand deposits	~~W~~	24,912	~~W~~	68	0.27%	~~W~~	25,125	~~W~~	75	0.30%	~~W~~	27,652	~~W~~	77	0.28%
Savings deposits		11,306		346	3.06		15,850		591	3.73		21,423		403	1.88
Certificate of deposit accounts		19,618		993	5.06		21,808		1,371	6.28		15,070		775	5.14
Other time deposits		76,989		3,502	4.55		92,498		4,867	5.26		111,828		4,217	3.77
Mutual installment deposits		455		16	3.59		344		13	3.78		257		9	3.32

Total deposits		133,280		4,925	3.70		155,625		6,917	4.44		176,230		5,481	3.11
Call money		1,965		96	4.90		3,779		137	3.63		4,576		87	1.90
Borrowings from the Bank of Korea		1,035		30	2.94		943		28	3.01		1,376		20	1.36
Other short-term borrowings		13,124		594	4.52		13,001		699	5.34		14,002		450	3.21
Secured borrowings		4,018		180	4.47		3,838		192	5.00		3,422		143	4.18
Long-term debt		38,817		1,831	4.72		48,747		2,429	4.99		48,610		2,405	4.95

Total average interest-bearing liabilities		192,239		7,656	3.98		225,933		10,402	4.60		248,216		8,586	3.46
Non-interest-bearing liabilities
Demand deposits		4,618		—	—		6,132		—	—		4,579		—	—
Foreign exchange contracts and derivatives		2,958		—	—		10,508		—	—		11,162		—	—
Acceptances outstanding		258		—	—		519		—	—		790		—	—
Other non-interest-bearing liabilities		6,634		—	—		11,678		—	—		7,450		—	—

Total average non-interest-bearing liabilities		14,468		—	—		28,837		—	—		23,981		—	—

Total average liabilities		206,707		7,656	3.70		254,770		10,402	4.08		272,197		8,586	3.15
Average equity		10,987		—	—		12,788		—	—		11,886		—	—

Total average liabilities and equity	~~W~~	217,694	~~W~~	7,656	3.52%	~~W~~	267,558	~~W~~	10,402	3.89%	~~W~~	284,083	~~W~~	8,586	3.02%

(1)	Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.
(2)	Includes dividends received on securities, as well as cash interest received on non-accruing loans.
(3)	Interest income from credit cards is derived from interest-earning credit card receivables, and consists principally of interest on cash advances and card loans.
(4)	Excludes an interest payment of ~~W~~88 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest payment was excluded as it was a one-time event in response to the global financial crisis and the Bank of Korea generally does not pay interest on its required reserves.
(5)	We do not invest in any tax-exempt securities.
(6)	Includes home equity loans.
(7)	Includes non-accrual loans.
(8)	Includes non-interest-earning credit card receivables, principally monthly lump-sum purchase receivables, the entire balances of which are subject to repayment on the following payment due date.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2008 compared to 2007 and 2009 compared to 2008. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2008 vs. 2007						2009 vs. 2008
	Increase/(decrease)						Increase/(decrease)
	due to changes in						due to changes in
	Volume		Rate		Total		Volume		Rate		Total(1)
	(in billions of Won)

Interest-earning assets
Interest-earning deposits in other banks	~~W~~	56	~~W~~	41	~~W~~	97	~~W~~	27	~~W~~	(11)	~~W~~	16
Call loans and securities purchased under resale agreements		4		33		37		221		(222)		(1)
Trading securities		45		89		134		152		(267)		(115)
Investment securities		(63)		169		106		168		(496)		(328)
Loans
Commercial and industrial		1,526		506		2,032		544		(1,086)		(542)
Lease financing		19		(11)		8		(4)		8		4
Trade financing		204		(116)		88		(65)		14		(51)
Other commercial		178		175		353		(113)		54		(59)
General purpose household(2)		179		281		460		27		(1,107)		(1,080)
Mortgage		(9)		4		(5)		26		(73)		(47)
Credit cards		186		(223)		(37)		33		(22)		11

Total interest income		2,325		948		3,273		1,016		(3,208)		(2,192)
Interest-bearing liabilities
Deposits
Demand deposits		1		6		7		8		(6)		2
Savings deposits		139		106		245		208		(396)		(188)
Certificate of deposit accounts		111		267		378		(424)		(172)		(596)
Other time deposits		705		660		1,365		1,016		(1,666)		(650)
Mutual installment deposits		(4)		1		(3)		(3)		(1)		(4)
Call money		89		(48)		41		29		(79)		(50)
Borrowings from the Bank of Korea		(2)		0		(2)		13		(21)		(8)
Other short-term borrowings		79		26		105		49		(298)		(249)
Secured borrowings		(9)		21		12		(21)		(28)		(49)
Long-term debt		469		129		598		(2)		(22)		(24)

Total interest expense		1,578		1,168		2,746		873		(2,689)		(1,816)

Net interest income	~~W~~	747	~~W~~	(220)	~~W~~	527	~~W~~	143	~~W~~	(519)	~~W~~	(376)

(1)	Excludes an interest payment of ~~W~~88 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest payment was excluded as it was a one-time event in response to the global financial crisis and the Bank of Korea generally does not pay interest on its required reserves.
(2)	Includes home equity loans.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2009, which was ~~W~~1,163.7 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 18, 2010, the noon buying rate was ~~W~~1,202.6 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low		High		Average(1)		Period-End

2005	~~W~~	997.0	~~W~~	1,059.8	~~W~~	1,023.8	~~W~~	1,010.0
2006		913.7		1,002.9		954.3		930.0
2007		903.2		950.2		929.0		935.8
2008		935.2		1,507.9		1,098.7		1,262.0
2009		1,149.0		1,570.1		1,274.6		1,163.7
December		1,149.0		1,185.4		1,163.3		1,163.7
2010 (through June 18)		1,104.0		1,253.2		1,151.0		1,202.6
January		1,120.0		1,163.1		1,138.2		1,158.7
February		1,144.0		1,170.0		1,155.7		1,159.0
March		1,128.0		1,153.0		1,136.1		1,131.2
April		1,104.0		1,126.3		1,115.5		1,108.0
May		1,115.0		1,253.2		1,164.8		1,194.5
June (through June 18)		1,198.5		1,250.4		1,223.0		1,202.6

Source: Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B.	Capitalization and Indebtedness

Not Applicable

Item 3C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D.	Risk Factors

Risks relating to our corporate credit portfolio

The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our loans to small- and medium-sized enterprises increased from ~~W~~55,144 billion, or 41.2% of our total loans, as of December 31, 2006 to ~~W~~82,601 billion, or 44.0% of our total loans, as of December 31, 2009. As of December 31, 2009, on a Korean GAAP basis, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were ~~W~~1,383 billion, representing 0.8% of such loans to those enterprises. On a Korean GAAP basis, we recorded charge-offs of ~~W~~862 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2009, compared to charge-offs of ~~W~~253 billion in 2008. According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises increased in 2008 and through most of 2009. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are over due by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won on a Korean GAAP basis increased from 0.9% as of December 31, 2007 to 1.4% as of December 31, 2008 but decreased to 0.9% as of December 31, 2009. Our delinquency ratio may increase in 2010 as a result of, among other things, adverse economic conditions in Korea and globally. See “—Other risks relating to our business—Difficult conditions in the global credit and financial markets could adversely affect our liquidity and performance.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, in connection with a government program announced in October 2008 to guarantee certain foreign currency-denominated debt of Korean banks, the Korean government requested Korean banks, including our banking subsidiaries Woori Bank, Kyongnam Bank and Kwangju Bank, to enter into a memorandum of understanding relating to the rationalization of their management operations. Each of Woori Bank, Kyongnam Bank and Kwangju Bank entered into such a memorandum of understanding with the Financial Supervisory Service in November 2008, pursuant to which they were each required, among other things, to help improve the liquidity position of small-and medium-sized enterprises and exporters by providing them with adequate financing and to endeavor to alleviate burdens on low-income debtors by extending maturity dates or by delaying interest payments on loans owed to them. In addition, the Korean government requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the “fast track” programs established by Woori Bank, Kyongnam Bank and Kwangju Bank, which are effective through June 30, 2010, liquidity assistance is provided to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by such banks. The overall prospects for the Korean economy in 2010 and beyond remain uncertain, and the Korean government may extend existing policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprises resulting from such government-led initiatives may have a material adverse effect on our results of operations and financial condition.

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

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse economic conditions in Korea and globally, as well as aggressive marketing and intense competition among banks to lend to this segment in recent years, have led to a deterioration in the asset quality of our loans to this segment in the past and such factors may lead to a deterioration of asset quality in the future. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which would have an adverse impact on our financial condition and results of operations.

We have exposure to Korean construction and shipbuilding companies, and financial difficulties of these companies may adversely impact us.

As of December 31, 2009, the total amount of loans provided by us to construction and shipbuilding companies in Korea amounted to ~~W~~12,914 billion and ~~W~~1,860 billion, or 6.9% and 1.0% of our total loans, respectively. We also have other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts. In the case of construction companies, we also have potential exposures in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects, as well as commitments to purchase asset-backed securities secured by the assets of companies in the construction industry and other commitments we enter into relating to project financing for such real estate projects which may effectively function as guarantees. In October 2009, we received a reprimand from the Financial Supervisory Service about our prior internal approval processes and the activities of certain responsible officers and employees of Woori Bank’s trust management operations in connection with such commitments, and we took certain remedial actions in response to such reprimand.

The construction industry in Korea has experienced a downturn in recent years, due to excessive investment in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of the deterioration of the Korean economy commencing in the second half of 2008. In October 2008, the Korean government implemented a ~~W~~9 trillion support package for the benefit of the Korean construction industry, including a program to buy unsold housing units and land from construction companies. The shipbuilding industry in Korea has also experienced a severe downturn in recent years due to a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In response to the deteriorating financial condition and liquidity position of borrowers in the construction and shipbuilding industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in the first half of 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including Woori Bank, Kyongnam Bank and Kwangju Bank) and the Korean government. However, there is no assurance that these measures will be successful in stabilizing the Korean construction and shipbuilding industries.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities, credit-related commitments and other exposures) as of December 31, 2009, 12 were to companies that were members of the 30 largest chaebols in Korea. As of that date, the total amount of our exposures to the 30 largest chaebols was ~~W~~31,312 billion, or 12.3% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2009, our 20 largest exposures to corporate borrowers totaled ~~W~~36,831 billion, which represented 14.4% of our total exposures. As of that date, our single largest corporate exposure was to the Bank of Korea, to which we had outstanding credits in the form of debt securities of ~~W~~11,291 billion, representing 4.4% of our total exposures. Aside from exposure to the Bank of Korea and other government-related agencies, our next largest exposure was to STX Offshore & Shipbuilding Co., Ltd., to which we had outstanding exposure of ~~W~~1,975 billion representing 0.8% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2009, our credit exposures to companies that were in workout or corporate restructuring amounted to ~~W~~1,523 billion or 0.7% of our total credit exposures, of which ~~W~~598 billion or 39.3% was classified as substandard or below and all of which was classified as impaired. As of the same date, our allowances for loan losses on these credit exposures amounted to ~~W~~533 billion, or 35.0% of these exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2009 to companies in workout or restructuring amounted to ~~W~~1,570 billion, or 0.6% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (as well as 75% or more of the total outstanding secured debt) of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

We have exposure to member companies of the Kumho Asiana Group, and financial difficulties of these companies may adversely impact us.

Several member companies of the Kumho Asiana Group, one of Korea’s largest chaebols, have been experiencing financial difficulties, including as a result of their heavily leveraged acquisition of Daewoo Engineering & Construction Co., Ltd. in 2006 and the subsequent global financial crisis commencing in the second half of 2008. In January 2010, Kumho Tires Co., Inc. and Kumho Industrial Co., Ltd. agreed with their creditors, including us, to begin an out-of-court debt restructuring program under the Corporate Restructuring

Promotion Act. In addition, Kumho Petrochemical Co., Ltd. and Asiana Airlines announced that they would undergo a voluntary restructuring, in return for which their creditors, including us, agreed to a suspension of payments on the two companies’ debt until the end of 2010. These four companies are member companies of the Kumho Asiana Group. As of December 31, 2009, our aggregate direct credit exposures to Kumho Tires, Kumho Industrial, Kumho Petrochemical and Asiana Airlines, consisting primarily of loans extended to such companies, amounted to ~~W~~1,456 billion, of which ~~W~~694 billion were classified as substandard or below. As of December 31, 2009, our allowances for credit losses with respect to such direct credit exposures amounted to ~~W~~277 billion. In addition, as of December 31, 2009, we had other exposures to such companies, consisting primarily of project finance-related exposures, in the aggregate amount of ~~W~~542 billion, with respect to which we have established allowances for credit losses of ~~W~~33 billion. We also had exposure relating to put options granted to us in connection with our co-investment in Daewoo Engineering & Construction with the Kumho Asiana Group (although such put options are not recorded as part of our assets in our consolidated financial statements prepared under U.S. GAAP). The fair value of our holdings of Daewoo Engineering & Construction shares was ~~W~~150 billion as of December 31, 2009. Moreover, in the first quarter of 2010, we extended additional loans to such companies in the aggregate amount of approximately ~~W~~96 billion, to provide additional liquidity in connection with such companies’ restructuring programs. We also converted an aggregate of ~~W~~113 billion of our loans to such companies into equity interests in such companies in connection with such restructuring programs. Our allowances may not be sufficient to cover all future losses arising from our exposures to these companies. Furthermore, in the event that the financial condition of these companies deteriorates further in the future, we may be required to record additional provisions for credit losses, as well as charge-offs and valuation or impairment losses or losses on disposal, which may have a material adverse effect on our financial condition and results of operations.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans has grown from ~~W~~55,705 billion as of December 31, 2006 to ~~W~~62,049 billion as of December 31, 2009. Our credit card portfolio has also increased from ~~W~~2,405 billion as of December 31, 2006 to ~~W~~4,098 billion as of December 31, 2009. As of December 31, 2009, our consumer loans and credit card receivables represented 33.1% and 2.2% of our total lending, respectively.

The rapid growth in our consumer loan portfolio in recent years, together with adverse economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in asset quality. Our consumer loans classified as substandard or below decreased from ~~W~~362 billion, or 0.7% of our consumer loan portfolio, as of December 31, 2006 to ~~W~~268 billion, or 0.4% of our consumer loan portfolio, as of December 31, 2009. We charged off consumer loans amounting to ~~W~~486 billion in 2009, as compared to ~~W~~119 billion in 2008, and recorded provisions in respect of consumer loans of ~~W~~310 billion in 2009, as compared to ~~W~~34 billion in 2008. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, has increased from ~~W~~28,117 billion, or 50.5% of our total outstanding consumer loans, as of December 31, 2006 to ~~W~~30,801 billion, or 49.6% of our total outstanding consumer loans, as of December 31, 2009.

In our credit card segment, outstanding balances overdue by 30 days or more decreased from ~~W~~203 billion, or 8.5% of our credit card receivables, as of December 31, 2006 to ~~W~~100 billion, or 2.4% of our credit card receivables, as of December 31, 2009. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2009, these restructured loans amounted to ~~W~~35 billion, or 0.9% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 3.3% of our credit card balances as of December 31, 2009. We charged off credit card balances amounting to ~~W~~203 billion in 2009, as compared to ~~W~~113 billion in 2008, and recorded provisions in respect of credit card balances of ~~W~~125 billion in 2009, as compared to ~~W~~90 billion in 2008. Delinquencies may increase in the future as a result of, among other things, adverse economic conditions in Korea, difficulties experienced by other credit card issuers that adversely affect our customers, additional government regulation or the inability of Korean consumers to manage increased household debt.

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

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following a one-year extension by the Korean government, is expected to continue until April 2011. Under the pre-workout program, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of less than ~~W~~500 million who are in arrears on their payments for more than 30 days but less than 90 days. Our participation in such pre-workout program and other government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

A decline in the value of the collateral securing our consumer loans and our inability to realize full collateral value may adversely affect our consumer credit portfolio.

A substantial portion of our consumer loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 60% of the appraised value of collateral (except in areas of high speculation designated by the government where we generally limit our lending to 40% to 60% of the appraised value of collateral) and to periodically re-appraise our collateral, downturns in the real estate markets in Korea in recent years resulted in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values decline further in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any future declines in the value of the real estate or other collateral securing our consumer loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

We may fail to realize the anticipated benefits relating to our reorganization and integration plan and any future mergers or acquisitions that we may pursue.

Our success under a financial holding company structure depends on our ability to implement our reorganization and integration plan and to realize the anticipated synergies, growth opportunities and cost savings from coordinating and, in certain cases, combining the businesses of our various subsidiaries. As part of this plan, between December 2001 and February 2002 we merged the commercial banking business of Peace Bank of Korea into Woori Bank, converted Peace Bank of Korea into a credit card subsidiary, Woori Credit Card, and transferred the credit card business of Woori Bank to Woori Credit Card. We also transferred the credit card business of Kwangju Bank to Woori Credit Card in March 2003. In light of the deteriorating business performance of Woori Investment Bank and with the objective of restructuring the group platform, we merged Woori Investment Bank with Woori Bank in August 2003. In March 2004, in response to the liquidity problems of Woori Credit Card stemming from the deteriorating asset quality of its credit card portfolio, we merged Woori Credit Card with Woori Bank. Although we currently intend for our commercial banking subsidiaries to continue to operate as separate legal entities within our financial holding company structure and to maintain separate loan origination and other functions, we have standardized our subsidiaries’ risk management operations (except with respect to operational risk), including with respect to credit risk management following systems upgrades completed in 2007. In October and December 2004, we also acquired a 27.3% voting interest in LGIS, a leading domestic securities firm. In March 2005, we merged Woori Securities into LGIS and renamed the surviving entity Woori Investment & Securities, which became an equity method investee. See “Item 4B. Business Overview—Business—Capital Markets Activities—Securities Brokerage.” In May 2005, we purchased a 90.0% direct ownership interest in LG Investment Trust Management, or LGITM, from LGIS. We subsequently merged Woori Investment Trust Management, our wholly-owned asset management subsidiary, into LGITM and renamed the surviving entity Woori Asset Management, which remains a consolidated subsidiary. In July and September 2005, Woori Asset Management reacquired the remaining 10.0% interest from its minority shareholders. In May 2006, we transferred 30.0% of our interest in Woori Asset Management to Credit Suisse. Following this transfer, we renamed the entity Woori Credit Suisse Asset Management. In October 2009, we reacquired Credit Suisse’s 30.0% interest in Woori Credit Suisse Asset Management and renamed the entity Woori Asset Management. Furthermore, we acquired a 51.4% interest in Hanmi Capital in September 2007, which was subsequently renamed Woori Financial, and acquired a 51.0% interest in LIG Life Insurance in April 2008, which was subsequently renamed Woori Aviva Life Insurance. Woori Financial became a consolidated subsidiary, while we account for Woori Aviva Life Insurance as an equity method investee under U.S. GAAP. As part of our business plan, we, through Woori Bank, Kyongnam Bank and Kwangju Bank, have also entered into bancassurance marketing arrangements with third party insurance companies. See “Item 4B. Business Overview—Business—Other Businesses—Bancassurance.”

The Korean government has announced that it plans to dispose of or reduce its controlling interest in us, including potentially through a merger between us and another Korean financial institution. In addition, as part of our strategy, we intend to continue to seek opportunities to expand our overseas operations, including potentially through acquisitions and investments in the U.S., Europe and Asia. The integration of our subsidiaries’ separate businesses and operations, as well as those of any companies we may merge with or acquire in the future, could require a significant amount of time, financial resources and management attention, and may result in increased capital requirements and greater credit and other exposures. Moreover, the integration process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel.

The continued implementation of our reorganization and integration plan, as well as any future additional integration plans that we may adopt in connection with our mergers or acquisitions or otherwise, and the realization of the anticipated benefits of our financial holding company structure and any mergers or acquisitions we decide to pursue may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

•	difficulties in integrating the diverse activities and operations of our subsidiaries or any companies we may merge with or acquire, including risk management operations and information technology systems, personnel, policies and procedures;

•	difficulties in reorganizing or reducing overlapping personnel, branches, networks and administrative functions;

•	restrictions under the Financial Holding Company Act, the Financial Investment Services and Capital Markets Act and other regulations on transactions between our company and, or among, our subsidiaries;

•	unexpected business disruptions;

•	loss of customers; and

•	labor unrest.

Accordingly, we may not be able to realize the anticipated benefits of our current or any future reorganization and integration plan and any future mergers or acquisitions that we pursue, and our business, results of operations and financial condition may suffer as a result.

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

In the case of dividend distributions, this depends on the financial condition and operating results of our subsidiaries. In the future, our subsidiaries may enter into agreements, such as credit agreements with lenders or indentures relating to high-yield or subordinated debt instruments, that impose restrictions on their ability to make distributions to us, and the terms of future obligations and the operation of Korean law could prevent our subsidiaries from making sufficient distributions to us to allow us to make payments on our outstanding obligations. See “—As a holding company, we depend on receiving dividends from our subsidiaries to pay dividends on our common stock.” Any delay in receipt of or shortfall in payments to us from our subsidiaries could result in our inability to meet our liquidity needs and regulatory requirements, including minimum liquidity and capital adequacy ratios, and may disrupt our operations at the holding company level.

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

In addition, we and our subsidiaries may not be able to pay dividends to the extent that such payments would result in a failure to meet any of the applicable financial targets under our respective memoranda of understanding with the Korea Deposit Insurance Corporation, or the KDIC. See “—Other risks relating to our business—Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial harm to us or our subsidiaries.”

Risks relating to competition

Competition in the Korean financial industry is intense, and we may lose market share and experience declining margins as a result.

Competition in the Korean financial market has been and is likely to remain intense. Some of the financial institutions that we compete with are larger in terms of asset size and customer base and have greater financial resources or more specialized capabilities than our subsidiaries. In addition, in the area of our core banking operations, most Korean banks have been focusing on retail customers and small- and medium-sized enterprises in recent years, although they have begun to generally increase their exposure to large corporate borrowers, and have been focusing on developing fee income businesses, including bancassurance and investment products, as increasingly important sources of revenue. In the area of credit cards, Korean banks and credit card companies have in the past engaged in aggressive marketing activities and made significant investments, contributing to some extent to lower profitability and asset quality problems previously experienced with respect to credit card receivables. The competition and market saturation resulting from this common focus may make it more difficult for us to secure retail and small- and medium-sized customers with the credit quality and on credit terms necessary to maintain or increase our income and profitability.

In addition, we believe that regulatory reforms, including the Financial Investment Services and Capital Markets Act which became effective in February 2009, and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005 and Chohung Bank’s merger with Shinhan Bank in April 2006. We expect that consolidation in the financial industry will continue. In particular, the Korean government has announced that it plans to privatize the Korea Development Bank, while the Lone Star funds have announced that they plan to sell their controlling interest in Korea Exchange Bank. Other financial institutions may seek to acquire or merge with such entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly, our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

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

Other risks relating to our business

Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.

During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late

July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions, including the bankruptcy filing of Lehman Brothers Holdings Inc., or Lehman Brothers, the acquisition of Merrill Lynch & Co., Inc. by the Bank of America Corp., the acquisition of Wachovia Corporation by Wells Fargo & Co., U.S. federal government conservatorship of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association and Washington Mutual, Inc. and the U.S. federal government’s loans to American International Group Inc., or AIG, in exchange for an equity interest. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. Such policy measures implemented by the Korean government and the Bank of Korea included a guarantee program to guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches, currency swap arrangements with U.S. and Chinese monetary authorities, one-time interest payments to Korean banks with respect to their required reserve deposits with the Bank of Korea (which typically does not pay interest) and the establishment of a ~~W~~20 trillion bank recapitalization fund (from which our banking subsidiaries and we received an aggregate of ~~W~~1.7 trillion of capital in the form of the fund’s purchases of hybrid Tier I securities and subordinated debt securities in March 2009). In addition, in line with similar actions taken by monetary authorities in other countries, from the third quarter of 2008 to the first quarter of 2009, the Bank of Korea decreased its policy rate by a total of 3.25% in order to address financial market instability and to help combat the slowdown of the domestic economy. However, while the rate of deterioration of the global economy slowed in the second half of 2009 and into 2010, with some signs stabilization and possible improvement, the overall prospects for the Korean and global economy in 2010 and beyond remain uncertain. For example, in November 2009, the Dubai government announced a moratorium on the outstanding debt of Dubai World, a government-affiliated investment company. In addition, many governments worldwide, in particular in Greece and other countries in southern Europe, are showing increasing signs of fiscal stress and may experience difficulties in meeting their debt service requirements. Any of these or other developments could potentially trigger another financial and economic crisis. Furthermore, while many governments worldwide are considering or are in the process of implementing “exit strategies,” in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are exposed to adverse developments in the U.S. mortgage market through our holdings of collateralized debt obligations related to U.S. mortgage loans. As of December 31, 2009, we held, through Woori Bank, approximately ~~W~~505 billion in face value of collateralized debt obligations. We recognized impairment losses of ~~W~~332 billion in 2008 and ~~W~~14 billion in 2009 with respect to our holdings of collateralized debt obligations. We are also exposed to adverse developments in the U.S. and global credit markets through our holdings of derivatives. As of December 31, 2009, our total exposure under credit derivatives outstanding was approximately ~~W~~633 billion (including ~~W~~108 billion of credit derivatives relating to Korean companies), principally through credit default swaps and total return swaps held by Woori Bank. We recognized losses on valuation of our credit derivatives amounting to ~~W~~370 billion in 2008. In 2009, we recognized a gain on valuation of our credit derivatives amounting to ~~W~~90 billion, principally due to improved conditions in the U.S. credit markets. Adverse developments in the U.S. sub-prime mortgage and U.S. and global credit markets could result in additional losses on collateralized debt obligations as well as credit derivatives held by us. In addition, due in part to our losses on collateralized debt obligations and other credit derivatives in recent years, the Financial Services Commission and the KDIC imposed an institutional warning on us and Woori Bank, as well as sanctions on certain current and former executive officers of Woori Bank, in September 2009. See “—Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial harm to us or our subsidiaries” and “—Risks relating to government regulation and policy—The Financial Services Commission may impose burdensome measures on us if it deems us or one of our subsidiaries to be financially unsound.”

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities. Beginning in the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been an overall decline and continuing volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest, which have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

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

Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet certain financial and business targets on a semi-annual and/or quarterly basis until the end of 2010. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As a result of deteriorating economic and financial market conditions in Korea and globally, both we and Woori Bank failed to meet our respective return on assets targets, expense-to-revenue ratio targets and operating income per employee targets as of December 31, 2008. In September 2009, the KDIC imposed an institutional warning on us and Woori Bank, as well as reprimands and warnings on 11 current and former executive officers of Woori Bank, in connection with our and Woori Bank’s failures to meet such financial targets, including as a result of losses incurred on collateralized debt obligations and other credit derivatives. We, Woori Bank, Kyongnam Bank and Kwangju Bank entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC in March 2009. In February 2010, the KDIC imposed another institutitional warning on Woori Bank in connection with its failure to meet its financial targets with respect to operating income per employee as of September 30, 2009.

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

We have provided certain assets as collateral for our secured borrowings in recent years. These secured borrowings often take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our balance sheet. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. As of December 31, 2009, the aggregate amount of assets we had provided as collateral for our secured borrowings was ~~W~~2,884 billion. As of that date, we had established allowances of ~~W~~26 billion in respect of possible losses on those assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets to the extent those payments or recovery shortfalls exceed our allowances.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

Commencing in the second half of 2008, interest rates in Korea have declined to historically low levels as the government has sought to stimulate the economy through active rate-lowering measures. As of December 31, 2009, approximately 97.2% of the debt securities our banking subsidiaries hold pay interest at a fixed rate. All else being equal, an increase in interest rates in the future, including as part of the Korean government’s “exit strategy” with respect to the economic stimulus measures adopted in response to the global financial crisis, would lead to a decline in the value of traded debt securities. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

Our banking subsidiaries meet a significant amount of their funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2009, approximately 92.5% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-

yielding investment opportunities emerge, our liquidity position could be adversely affected. Our banking subsidiaries may also be required to seek more expensive sources of short-term and long-term funding to finance their operations. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

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

As of December 31, 2009, our banking subsidiaries held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the KDIC, the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) with a total book value of ~~W~~17,829 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We and our commercial banking subsidiaries may be required to raise additional capital to maintain our capital adequacy ratio or for other reasons, which we or they may not be able to do on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio, which is the ratio of equity capital as a percentage of risk-weighted assets on a consolidated Korean GAAP basis, of 8.0%. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.” In addition, each of our commercial banking subsidiaries is required to maintain a minimum combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. In both cases, Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. In addition, the current terms of the memoranda of understanding among us, our subsidiaries and the KDIC require us and our subsidiaries to meet specified capital adequacy ratio requirements. See “Item 4A. History and Development of the Company—History—Relationship with the

Korean Government.” As of December 31, 2009, our capital ratio and the capital adequacy ratios of our subsidiaries exceeded the minimum levels required by both the Financial Services Commission and these memoranda. However, our capital base and capital adequacy ratio or those of our subsidiaries may deteriorate in the future if our or their results of operations or financial condition deteriorates for any reason, or if we or they are not able to deploy their funding into suitably low-risk assets. To the extent that our subsidiaries fail to maintain their capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on them ranging from a warning to suspension or revocation of their licenses.

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

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements, while Kyongnam Bank and Kwangju Bank currently use a standardized approach. In October 2008, the Financial Supervisory Service approved Woori Bank’s internal ratings-based approach for credit risk. For regulatory reporting purposes, from September 30, 2008, Woori Bank has implemented its internal ratings-based approach for credit risk, beginning with its credit risk with respect to retail, small- and medium-size enterprises and large corporate loans and asset-backed securities portfolios, and plans to further implement its internal ratings-based approach to its specialized lending portfolio upon approval by the Financial Supervisory Service. A standardized approach will be used in measuring credit risk for those classes of exposure for which Woori Bank’s internal ratings-based approach has not yet been implemented, as well as for certain classes of exposure (including those to the Korean government, public institutions and other banks) for which the internal ratings-based approach will not be applied. Woori Bank plans to implement an “advanced internal ratings-based approach” for credit risk in the near future. Woori Bank also implemented a standardized approach for operational risk beginning on January 1, 2008, and implemented an “advanced measurement approach” for operational risk in June 2009. For internal measurement purposes, Woori Bank began to implement an advanced internal ratings-based approach for credit risk commencing in 2005 and an advanced measurement approach for operational risk commencing in 2008.

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

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. After further impact assessment, the Basel Committee on Banking Supervision is expected to implement the new set of measures in 2012. The timing and scope of implementation of such measures in Korea remain uncertain. The implementation of such measures in Korea may have a significant effect on the capital requirements of Korean financial institutions, including our commercial banking subsidiaries.

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

The adoption of the Korean equivalent of International Financial Reporting Standards may adversely affect our reported financial condition and results of operations.

In March 2007, the Financial Services Commission and the Korea Accounting Institute announced a road map for the adoption of the Korean equivalent of International Financial Reporting Standards, or IFRS, pursuant to which all listed companies in Korea will be required to prepare their annual financial statements under IFRS beginning in 2011. In December 2008, the Korea Accounting Standards Board published the full text of the Korean equivalent of IFRS, or Korean IFRS. However, as the application of Korean IFRS is still voluntary, and as there is not yet a significant body of established practice on which to draw in forming judgments regarding its implementation and application, it is not possible to estimate with any degree of certainty the impact that the adoption of Korean IFRS will have on our financial reporting. Accordingly, there can be no assurance that the mandatory adoption of Korean IFRS beginning in 2011 will not adversely affect our reported financial condition and results of operations.

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

The Korean government, through the KDIC, currently owns 56.97% of our outstanding common stock. So long as the Korean government remains our controlling stockholder, it will have the ability to cause us to take actions or pursue policy objectives that may conflict with the interests of our other stockholders. For example, in order to further its public policy goals, the Korean government could request that we participate with respect to a takeover of a troubled financial institution or encourage us to provide financial support to particular entities or sectors. Such actions or others that are not consistent with maximizing our profits or the value of our common stock may have an adverse impact on our results of operations and financial condition and may cause the price of our common stock and ADSs to decline.

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

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008 and adverse conditions in the Korean economy affecting consumers, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

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

In September 2009, the Financial Services Commission imposed an institutional warning on us and Woori Bank in connection with Woori Bank’s losses on collateralized debt obligations and other credit derivatives in recent years. The Financial Services Commission also required Woori Bank to enter into a memorandum of understanding with the Financial Supervisory Service, which was entered into in December 2009 and required Woori Bank to implement specific measures to improve its risk management systems and internal controls (including with respect to its board practices, investment and credit risk management-related processes, compliance monitoring and internal audit practices). In addition, the Financial Services Commission imposed warnings and reprimands on certain of Woori Bank’s current and former executive officers, including current and former chief executive officers of Woori Bank. See “—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.”

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

In addition, we believe it is likely that financial investment companies and other financial industry participants in Korea will seek to take advantage of the greater flexibility provided under the Financial Investment Services and Capital Markets Act to expand their operations in areas that we also plan to develop further, such as investment banking and asset management. As a result, we may face increased competition for customers as well as qualified employees as a result of the new law. The Financial Investment Services and Capital Markets Act is also likely to accelerate the trend toward consolidation and convergence among companies in the Korean financial services industry, which may result in a significant increase in the capital base and geographic reach of some of our competitors in the future. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide greater competition for us.

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

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” Beginning in the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been an overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index (known as the “KOSPI”) declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. While the KOSPI has recovered to a significant extent in 2009 and into 2010, there is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	difficulties in the housing and financial sectors in the United States and elsewhere and the resulting adverse effects on the global financial markets;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates and stock markets;

•	adverse conditions in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by small- and medium-sized enterprise and consumer borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of swine or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market price of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, Korea, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

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

In April 2009, North Korea launched a long-range rocket over the Pacific Ocean. Korea, Japan and the United States responded that the launch poses a threat to neighboring nations and that it was in violation of the United Nations Security Council resolution adopted in 2006 against nuclear tests by North Korea, and the United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. Subsequently, North Korea announced that it would permanently pull out of the six party talks and restart its nuclear program, and the International Atomic Energy Agency reported that its inspectors had been ordered to remove surveillance devices and other equipment at the Yongbyon nuclear power plant and to leave North Korea. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In July 2009, North Korea test-fired several additional ballistic missiles into the sea between Korea and Japan. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. In May 2010, the Korean government formally accused North Korea of causing the sinking and is seeking United Nations Security Council sanctions for the act. North Korea has threatened retaliation for any attempt to punish it over the incident.

In addition, there recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for economic and political stability in the region. In June 2009, U.S. and Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, who is reportedly in his twenties, to become his successor. The succession plan, however, remains uncertain. In addition, North Korea’s economy faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

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

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate was 3.7% in 2005 and decreased to 3.5% in 2006 and to 3.2% in 2007 and 2008, but increased to 3.6% in 2009 primarily as a result of adverse economic conditions in Korea. Further increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

The market price of our common stock and ADSs could be adversely affected by the ability of the KDIC to sell or otherwise dispose of large blocks of our common stock.

The KDIC currently owns 459,198,609 shares, or 56.97%, of our outstanding common stock. In the future, the KDIC may choose to sell large blocks of our common stock publicly or privately to a strategic or financial investor, including for the purpose of recovering the public funds it injected into our subsidiaries to recapitalize them. For example, in September 2004, the KDIC sold approximately 45 million shares of our common stock, which constituted 5.7% of our outstanding common stock, and in June 2007, the KDIC disposed of approximately 40 million shares of our common stock, which constituted 5.0% of our outstanding common stock. In addition, in November 2009, the KDIC sold approximately 56 million shares of our common stock, which constituted 7.0% of our outstanding common stock. Most recently, in April 2010, the KDIC disposed of approximately 73 million shares of our common stock, which constituted 9.0% of our outstanding common stock.

According to the privatization plans announced by the KDIC, the KDIC will seek to either dispose of all of its holdings of our common stock through registered or overseas offerings, sales to strategic investors, block sales and other available means, or reduce its holdings potentially through a merger between us and another Korean financial institution, in each case in a manner consistent with its mandate from the Korean government to maximize its returns and contribute to the development of the Korean financial industry in connection with such disposal. However, such plans are subject to change depending on market conditions and other factors. Accordingly, we do not know when, how or what percentage of our shares owned by the KDIC will be disposed of, or to whom such shares will be sold, or when, how and with whom the KDIC will seek to merge us. As a result, we cannot predict the impact of any such transactions on us or our stock prices. Any future sales of our common stock or ADSs in the public market or otherwise by the KDIC, or any future merger between us and another Korean financial institution, or the possibility that such transactions may occur, could adversely affect the prevailing market prices of our common stock and ADSs.

Ownership of our common stock is restricted under Korean law.

Under Korean law, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the outstanding shares of voting stock of a bank holding company such as us that controls nationwide banks, with the exception of certain stockholders that are non-financial business group companies, whose applicable limit is 9.0%. The Korean government and the KDIC are exempt from this limit, and investors may also exceed the 10.0% limit upon approval by the Financial Services Commission. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.” To the extent that the total number of shares of our common stock (including those represented by ADSs) that you and your affiliates own together exceeds the applicable limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal.

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. The KOSPI was 1,739.9 on June 24, 2010. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

The Korean government also decided to recapitalize these banks by injecting public funds through the KDIC in two parts. The first part of this recapitalization would comprise capital injections of approximately ~~W~~3.6 trillion, in return for new shares of the relevant banks, to eliminate their capital deficits, while the second part would comprise further capital contributions of approximately ~~W~~2.6 trillion, without consideration, to increase their capital adequacy ratios to more than 10%. Accordingly, trading of shares of these four commercial banks was suspended in December 2000, and the capital of each was written down to zero after each bank purchased outstanding shares from the then-existing dissenting minority shareholders. On December 22, 2000, the Korean government and the labor unions of the four commercial banks entered into an agreement under which the labor unions consented to a plan to include their respective banks as subsidiaries of a state-run financial holding company that would have full management rights to oversee the restructuring of those banks.

In December 2000, the KDIC made initial capital injections to Hanvit Bank (~~W~~2,764 billion), Kyongnam Bank (~~W~~259 billion), Kwangju Bank (~~W~~170 billion) and Peace Bank of Korea (~~W~~273 billion), in return for new shares of those banks. The KDIC also agreed to make additional capital contributions, not involving the issuance of new shares, in the future, which were made in September 2001 to Hanvit Bank (~~W~~1,877 billion), Kyongnam Bank (~~W~~94 billion), Kwangju Bank (~~W~~273 billion) and Peace Bank of Korea (~~W~~339 billion). These subsequent capital contributions were made pursuant to a memorandum of understanding entered into among the KDIC and the four commercial banks on December 30, 2000. The terms of the memorandum of understanding provided that the four banks would subscribe for bonds issued by the KDIC in an aggregate principal amount equal to the capital contribution amount agreed to by the KDIC, and that the KDIC would then pay the subscription price back to the banks as capital contributions. From the perspective of the KDIC, the issuance of the bonds avoided the need to raise additional cash in connection with the capital contributions. From the perspective of the banks, the KDIC bonds qualified as low-risk assets that helped increase their capital adequacy ratios. The KDIC bonds also paid interest at market rates and were liquid instruments that could be readily sold in the market by the banks for cash.

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

Our subsidiaries entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC on April 2005. In addition to the new restructuring measures and financial targets, the plan primarily dealt with ways to reduce labor cost and increase employees’ productivity and efficiency in our subsidiaries. Each of Woori Bank, Kyongnam Bank and Kwangju Bank met its financial targets under the plan. Each of Woori Bank, Kyongnam Bank and Kwangju Bank entered into a new business normalization plan with the KDIC in April 2007. As a result of deteriorating economic and financial market conditions in Korea and globally, Woori Bank failed to meet its return on assets target, its expense-to-revenue ratio target and its operating income per employee target as of December 31, 2008. In September 2009, the KDIC imposed an institutional warning on Woori Bank, as well as reprimands and warnings on 11 current and former executive officers of Woori Bank (including its current and former chief executive officers), in connection with Woori Bank’s failure to meet such financial targets, including as a result of losses incurred on collateralized debt obligations and other credit derivatives.

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

Pursuant to the terms of this memorandum of understanding, we entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC in April 2005. In addition to the new restructuring measures and financial targets, the plan primarily dealt with ways to increase labor efficiency and to set up a comprehensive financial network for increased synergy among the group members and strengthening our incentive-based management system. We met all of our financial targets under the plan. We entered into a new business normalization plan with the KDIC in April 2007. As a result of deteriorating economic and financial market conditions in Korea and globally, we failed to meet our return on assets target, our expense-to-revenue ratio target and our operating income per employee target as of December 31, 2008. In September 2009, the KDIC imposed an institutional warning on us in connection with our failure to meet such financial targets. We entered into a new business normalization plan with the KDIC in March 2009. In March 2010, three of the financial targets for 2010 under such business normalization plan, which were the expense-to-revenue ratio, operating income per employee and holding company expense ratio, were adjusted by the KDIC. See “—Recent Developments with the KDIC.”

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

Our two-year business normalization plan sets forth the basis on which we should manage the normalization and integration of our subsidiaries’ operations as well as return the public funds that were injected into those subsidiaries. The business normalization plan sets forth six financial targets for each quarter of 2009 and 2010 that we are required to meet on a Korean GAAP basis. In February 2010, the KDIC imposed an institutional warning on Woori Bank in connection with its failure to meet its financial target with respect to operating income per employee as of September 30, 2009. In March 2010, three of the financial targets for 2010 under such business normalization plan, which were the expense-to-revenue ratio, operating income per employee and holding company expense ratio, were adjusted by the KDIC. Our Korean GAAP targets for each six-month period in 2009 and 2010 following such adjustment are set forth in the following table:

	Six-month period ended
	2009				2010
	June		December		June		December

Capital adequacy ratio(1)		10.0%		10.0%		10.0%		10.0%
Return on total assets(2)		0.1		0.2		0.4		0.5
Expense-to-revenue ratio(3)		52.3		50.3		54.6		51.1
Operating income per employee (Won millions)(4)	~~W~~	310	~~W~~	310	~~W~~	310	~~W~~	320
Non-performing loan ratio(5)		1.8%		1.8%		1.8%		1.3%
Holding company expense ratio(6)		0.6		0.5		0.5		0.5

(1)	For a description of how the capital adequacy ratio is calculated, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”
(2)	Represents the ratio of net income (excluding proceeds from sales of certain equity securities held by Woori Bank as a result of prior debt-to-equity swaps) to total assets.
(3)	Represents the ratio of general and administrative expenses to adjusted operating income. “Adjusted operating income” represents operating income (i) before subtracting loan loss provisions and general and administrative expenses and (ii) after subtracting (a) gain (loss) on valuation and disposal of equity investment securities and (b) income from Won-denominated loans with respect to the amount of such loans that exceeds the amount of Won-denominated deposits.
(4)	Represents the ratio of adjusted operating income to total number of employees.
(5)	Represents the ratio of total credits classified as substandard or below to total credits, in each case, net of provisions.
(6)	Represents the ratio of the holding company’s expenses to adjusted operating income of its subsidiaries.

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

Furthermore,

•	In March 2004, we merged Woori Credit Card with Woori Bank. In connection with this merger, Woori Credit Card spun off and transferred to Kwangju Bank all of the existing credit card accounts (but none of the outstanding receivables with respect to such accounts) that Woori Credit Card had previously acquired from Kwangju Bank.

•	In June 2004, we acquired the 39.7% interest in Woori Securities that we did not own, and delisted it from the KRX KOSPI Market in July 2004.

•	In October and December 2004, we acquired an aggregate 27.3% voting interest in LGIS. In March 2005, we merged Woori Securities into LGIS and renamed the surviving entity Woori Investment & Securities, which became an equity method investee.

•	In May 2005, we acquired a 90.0% interest in LGITM, from Woori Investment & Securities and merged Woori Investment Trust Management into LGITM. We renamed the surviving entity Woori Asset Management, which remains a consolidated subsidiary. In July and September 2005, Woori Asset Management reacquired the remaining 10.0% interest from its minority shareholders. In May 2006, we transferred 30.0% of our interest in Woori Asset Management to Credit Suisse. Following this transfer, we renamed the entity Woori Credit Suisse Asset Management. In October 2009, we reacquired Credit Suisse’s 30.0% ownership interest in Woori Credit Suisse Asset Management and renamed the entity Woori Asset Management.

•	In October 2005, we established Woori Private Equity as a consolidated subsidiary.

•	In September 2007, we acquired a 51.4% interest in Hanmi Capital, which became a consolidated subsidiary, and renamed the entity Woori Financial.

•	In April 2008, we acquired a 51.0% interest in LIG Life Insurance. In connection with this acquisition, we entered into a joint venture agreement with Aviva International Holdings Limited. Aviva International Holdings Limited and we collectively hold a 97.8% interest in LIG Life Insurance, which was subsequently renamed Woori Aviva Life Insurance. We account for Woori Aviva Life Insurance as an equity method investee under U.S. GAAP.

In addition, we have implemented a group-wide, standardized risk management system (except with respect to operational risk), including the standardization of the credit risk management systems of our subsidiaries which was completed in 2007. With respect to credit risk management systems, we have completed implementing standardized credit risk management systems based on Woori Bank’s system in all of our banking subsidiaries in 2007. With respect to operational risk management systems, we completed implementation of various aspects of the operational risk management system (not including the business risk management system) at Kyongnam Bank, Kwangju Bank and Woori Finance Information System in 2006, completed the implementation of such aspects of the operational risk management system at Woori Investment & Securities in 2008, and also implemented an “advanced measurement approach” for operational risk at Woori Bank in June 2009.

Item 4B.	Business Overview

Business

We are Korea’s first financial holding company, and our operations include the second-largest commercial bank in Korea, in terms of total assets (including loans). Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, capital markets activities, international banking, asset management and bancassurance. We provide a wide range of products and services to our customers, which mainly comprise individuals and small-and medium-sized enterprises, as well as some of Korea’s largest corporations. As of December 31, 2009, we had consolidated total assets of ~~W~~267.0 trillion, consolidated total deposits of ~~W~~177.6 trillion and consolidated total equity of ~~W~~13.1 trillion.

We were established as a financial holding company in March 2001, to consolidate the Korean government’s interest in a number of distressed financial institutions in the wake of the financial crisis in Korea in the late 1990s. Since our establishment, we have succeeded in restructuring our operations by: securing a solid capital base for our banking subsidiaries; improving the quality of our exposure to and our relationships in the large corporate sector; refocusing our lending activities on individual and small- and medium-sized enterprise customers to take advantage of our network of approximately 1,172 branches nationwide; expanding our activities in the areas of credit cards, full service brokerage, asset management and bancassurance for our over 20 million retail customers; modernizing and strengthening our credit risk review and management capabilities; working to integrate and cross-sell our products and services; and striving to create a customer- and service-oriented culture that measures and rewards performance.

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

Strong and long standing relationships with corporate customers. Historically the operations of Woori Bank, our largest subsidiary, concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 16 of the 41 largest Korean corporate borrowers. Further enhancing our corporate loan portfolio is our ability to lend to small- and medium-sized enterprise customers, which numbered approximately 820,000 as of December 31, 2009.

Large and loyal retail customer base. With respect to our consumer banking operations, we have the second-largest deposit base of any Korean commercial bank, and over 20 million retail customers, representing about half of the Korean adult population. Of these customers, more than half are active customers, meaning that they have an account with us with a positive balance or have transacted business with us at least once during the last six months.

Extensive distribution and marketing network. We serve our customers primarily through the second-largest banking network in Korea, comprising approximately 1,172 branches and 8,532 ATMs and cash dispensers. Through Woori Bank, we also operate 13 dedicated corporate marketing centers and approximately 96 relationship managers for our large corporate customers and approximately 1,192 relationship managers stationed at 716 branches for our small- and medium-sized enterprise customers. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base. As of December 31, 2009, our consolidated equity totaled ~~W~~13.2 trillion, and the combined capital adequacy ratio of our banking subsidiaries was 12.4%. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

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

Further improve our asset quality and strengthen our risk management practices. We were one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties. Since 2002, we have taken various measures, including entering into joint venture arrangements with several financial institutions, to facilitate the disposal of our substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans decreased from 6.8% as of December 31, 2001 to 1.7% as of December 31, 2009.

One of our highest priorities is to maintain our strong asset quality and enhance our risk management practices on an ongoing basis. We created a centralized group-wide risk management organization, installed a comprehensive warning and monitoring system, adopted uniform loan loss provisioning policies across all subsidiaries and implemented an advanced credit evaluation system called “CREPIA” at Woori Bank. Kyongnam Bank and Kwangju Bank currently use standardized credit evaluation systems based on the

CREPIA system. In connection with the implementation of Basel II in Korea in January 2008, we completed upgrades to our credit risk management systems in 2007, including credit evaluation models, collateral management systems and non-performing credit management systems, as well as the implementation of a “credit risk measurement engine” to quantify our credit risk exposures. Furthermore, following the global financial crisis, we undertook a group-wide review of our credit risk management procedures with outside consultants in 2009, as well as undertaking further group-wide reviews of our risk management infrastructure and systems in 2009 and 2010, in order to develop and implement various measures to further standardize and improve our risk management procedures and systems.

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

Diversify our revenue base with a view to reducing our exposure to interest rate cycles and increasing profitability . Currently, in line with the Korean banking industry, we derive a substantial majority of our revenues from our loan and other credit products. To reduce our traditional reliance on lending as a source of revenue and to increase our profitability, we have been seeking to further diversify our earnings base, in particular by focusing on fee-based services, such as foreign exchange, trade finance and derivatives products, investment banking and advisory investment trust services for our corporate customers and asset management and mutual funds, investment trust products and beneficiary certificates, life and non-life insurance products and securities brokerage services for our retail customers.

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

Enhance operational efficiencies and synergies. We have been seeking to improve our operational efficiency and synergies and reduce our expenses by integrating our businesses, unifying our business procedures, eliminating duplication, centralizing processes and procurement, implementing continuous automation and migrating to low cost distribution channels. We have standardized the risk management operations of Kyongnam Bank and Kwangju Bank with those of Woori Bank, with various upgrades to standardize the credit risk management and operational risk management systems of Kyongnam Bank and Kwangju Bank being completed in 2007. In 2009, we established a centralized information technology center which enables our subsidiaries to access group-wide information technology resources and networks.

We believe that the continuing integration of our accounting, information technology and other back-office systems will allow us to further eliminate redundant functions and equipment and reducing our long-term expense. In addition, we are continuing our efforts to reduce procurement costs by coordinating and combining procurement activities among our subsidiaries. We believe the completion of the above integration, centralization and procurement projects together with our effort to encourage migration of our mass market customers to low-cost alternative channels will reduce our costs and enhance our operating efficiencies. We are also continuing our efforts to maximize synergies among our subsidiaries, including through increased cross-selling and marketing of a broad range of financial products and services through our “financial products department stores” located in Seoul and other major cities in Korea.

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

Corporate Banking

We provide commercial banking services to large corporate customers (including government-owned enterprises) and small-and medium-sized enterprises in Korea. Currently, our corporate banking operations consist mainly of lending to and taking deposits from our corporate customers. We also provide ancillary services on a fee basis, such as inter-account transfers, transfers of funds from branches and agencies of a company to its headquarters and transfers of funds from a company’s customer accounts to the company’s main account. We provide our corporate banking services predominantly through Woori Bank, although Kyongnam Bank and Kwangju Bank provide similar services to small- and medium-sized enterprises in their respective geographical regions.

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2007			2008			2009
			% of			% of			% of
	Amount		Total	Amount		Total	Amount		Total
			(in billions of Won, except percentages)

Loans:
Small- and medium-sized enterprise	~~W~~	68,077	42.6%	~~W~~	78,807	41.8%	~~W~~	82,601	44.0%
Large corporate		18,889	11.8		30,325	16.1		25,461	13.6
Others(1)		10,071	6.3		14,892	7.9		13,310	7.1

Total	~~W~~	97,037	60.7%	~~W~~	124,024	65.8%	~~W~~	121,372	64.7%

Deposits:
Small- and medium-sized enterprise	~~W~~	22,174	15.3%	~~W~~	24,387	14.5%	~~W~~	26,151	14.7%
Large corporate		45,461	31.3		34,476	20.5		60,295	34.0

Total	~~W~~	67,635	46.6%	~~W~~	58,863	35.0%	~~W~~	86,446	48.7%

Number of borrowers:
Small- and medium-sized enterprise		171,040			220,509			257,159
Large corporate		1,037			1,771			1,510

(1)	Includes loans to governmental agencies, foreign loans and other corporate loans.

Corporate loans we provide consist principally of the following:

•	working capital loans, which are loans used for general working capital purposes, typically with a maturity of one year or less, including notes discounted and trade finance; and

•	facilities loans, which are loans to finance the purchase of materials, equipment and facilities, typically with a maturity of three years or more.

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

Small- and Medium-Sized Enterprise Banking

We use the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations. Under the Small and Medium Industry Basic Act of Korea, the general criteria used to define small- and medium-sized enterprises is the number of full-time employees (less than 300), paid-in capital (not more than ~~W~~8 billion) or sales revenues (not more than ~~W~~30 billion), depending on the industry, but in each case the number of full-time employees must be fewer than 1,000, and the total amount of assets must be less than ~~W~~500 billion. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2009, 32.1% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 14.4% were extended to borrowers in the retail and wholesale industry and 7.0% were extended to borrowers in the hotel and transportation industry.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship managers, as well as through the branches and headquarters of Kyongnam Bank and Kwangju Bank. As of December 31, 2009, Woori Bank had stationed one or more relationship managers at 716 branches, of which 367 were located in the Seoul metropolitan area. The relationship managers specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2009, Woori Bank had a total of 1,192 small- and medium-sized enterprise relationship managers stationed at its branches.

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

Industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises increased in 2008 and through most of 2009. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are over due by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won on a Korean GAAP basis increased from 0.9% as of December 31, 2007 to 1.4% as of December 31, 2008 but decreased to 0.9% as of December 31, 2009. Our delinquency ratio may increase in 2010 as a result of, among other things, adverse economic conditions in Korea and globally. In addition, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea, the Korean government has in recent years introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3D. Risk Factors—Other risks relating to our business—Difficult conditions in the global credit and financial markets could adversely affect our liquidity and performance” and “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

Lending Activities. We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2009, working capital loans and facilities loans accounted for 69.6% and 22.6%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2009, we had approximately 257,159 small- and medium-sized enterprise borrowers.

As of December 31, 2009, secured loans and loans guaranteed by a third party accounted for 59.6% and 16.2%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2009, approximately 57.7% of the secured loans were secured by real estate and 17.5% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of ten years.

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

Pricing. We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. At Woori Bank, lending rates are generally determined using our automated CREPIA system. At Kyongnam Bank and Kwangju Bank, we began to determine lending rates using similar credit evaluation systems from January 2008. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2009, approximately 70.8% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

Large Corporate Banking

Our large corporate customers consist of companies that are not “small- and medium-size enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations, and typically include companies that have assets of ~~W~~10 billion or more and are therefore subject to external audit under the External Audit Act of Korea. As a result of our history and development, particularly the history of Woori Bank, we remain the main creditor bank to many of Korea’s largest corporate borrowers.

In terms of our outstanding loan balance, as of December 31, 2009, 50.7% of our large corporate loans were extended to borrowers in the manufacturing industry, 7.1% were extended to borrowers in the retail and wholesale industry and 6.7% were extended to borrowers in the hotel and transportation industry.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate marketing centers and relationship managers. Woori Bank operates 13 dedicated corporate marketing centers, 12 of which are located in the Seoul metropolitan area. Each center is staffed with several relationship managers and headed by a senior relationship manager. Depending on the center, each relationship manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2009, Woori Bank had a total of 96 relationship managers who focus on marketing to and managing the accounts of large corporate customers.

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

Lending Activities. We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2009, working capital loans and facilities loans accounted for 48.4% and 11.5%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2009, secured loans and loans guaranteed by a third party accounted for 19.2% and 4.2%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for loan losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset

Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2009, approximately 51.5% of the secured loans were secured by real estate and approximately 7.6% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

We evaluate creditworthiness and collateral for our loans to large corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing. We determine the pricing of our loans to large corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2009, approximately 56.2% of these loans had interest rates that varied with reference to current market interest rates.

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

Woori Bank classifies its consumer banking customers based on their individual net worth and contribution to our consumer banking operations into four groups: high net worth; mass affluent; middle class; and mass market. We differentiate our products, services and service delivery channels with respect to these segments and target our marketing and cross-selling efforts based on this segmentation. With respect to the high net worth and mass affluent segments, we have established private banking operations to better service customers in these segments. See “—Private Banking Operations.” With respect to the middle class segment, we intend to use our branch-level sales staff to maximize the overall volume of products and services we provide. With respect to the mass market segment, we have focused on increasing our operating efficiency by encouraging customers to migrate to low-cost alternative service delivery channels, such as the Internet, call centers, mobile banking and ATMs. Kyongnam Bank and Kwangju Bank have segmented their customers into similar groups.

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

	As of December 31,
	2007			2008			2009
			% of			% of			% of
	Amount		Total Loans	Amount		Total Loans	Amount		Total Loans
	(in billions of Won, except percentage)

General purpose household loans	~~W~~	30,967	19.3%	~~W~~	30,211	15.9%	~~W~~	30,802	16.4%
Mortgage and home equity loans		28,556	17.9		30,101	16.0		31,246	16.6

Total	~~W~~	59,523	37.2%	~~W~~	60,312	31.9%	~~W~~	62,048	33.0%

Our consumer loans consist of:

•	general purpose household loans, which are loans made to customers for any purpose (other than mortgage and home equity loans), and include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts with us in excess of the amount in such accounts up to a limit established by us; and

•	mortgage loans, which are loans made to customers to finance home purchases, construction, improvements or rentals, and home equity loans, which are loans made to customers secured by their homes to ensure loan repayment.

For secured loans, including mortgage and home equity loans, we generally lend up to 60% of the collateral value (except in areas of high speculation designated by the government where we generally limit our lending to 40% to 60% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate, we generally use the appraisal value of the collateral as determined using our automated CREPIA system and similar systems used by Kyongnam Bank and Kwangju Bank. We generally revalue collateral on a periodic basis. As of December 31, 2009, the revaluation period was every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2009, approximately ~~W~~19,693 billion, or 63.9% of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years, and the amount of such loans has been steadily declining. As of December 31, 2009, this amount was approximately ~~W~~3 billion.

Pricing. The interest rates on our general purpose household loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived internally, which reflects our internal cost of funding, further adjusted to account for the borrower’s credit score and our opportunity cost) or a fixed rate that reflects those same costs and expenses, but taking into account interest rate risks. In February 2010, we began using the “Cost of Fund Index” (or COFIX) benchmark rate, as announced by the Korea Federation of Banks, as the base rate for our general purpose household loans with periodic floating rates in place of the benchmark certificate of deposit rate that we had traditionally used for such purpose.

Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. At Woori Bank, lending rates are generally determined by our automated CREPIA system, and we began to determine lending rates at Kyongnam Bank and Kwangju Bank using similar credit evaluation systems from January 2008. The applicable interest rate is determined at the time of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2009, approximately 95.1% of our general purpose household loans had floating interest rates.

Mortgage and Home Equity Lending

We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of our mortgage and home equity loans is typically 35 years for Woori Bank, Kyongnam Bank and Kwangju Bank. Most of our mortgage and home equity loans have an interest-only payment period of five years or less. With respect to these loans, we determine the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using Woori Bank’s CREPIA system and similar systems used by Kyongnam Bank and Kwangju Bank. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” The eligibility of a borrower that is participating in a housing lottery will depend on proof that it has paid a deposit or can obtain a guarantee from a Korean government-related housing fund. We receive fee income related to the origination of loans, including fees relating to loan processing and collateral evaluation.

As of December 31, 2009, approximately 92.6% of our mortgage and home equity loans were secured by residential or other property, 2.0% of our mortgage and home equity loans were guaranteed by the government housing-related funds and 2.8% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2009, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of ~~W~~887 billion. For the year ended December 31, 2009, the average initial loan-to-value ratio of our mortgage and home equity loans was approximately 47.4%, compared to 47.3% for the year ended December 31, 2008.

Pricing. The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2009, approximately 96.5% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

In 2002, we launched our private banking operations within Woori Bank, Kyongnam Bank and Kwangju Bank. These operations currently aim to service our high net worth and mass affluent retail customers who individually maintain a deposit balance of at least ~~W~~50 million with us. As of December 31, 2009, we had over 123,500 customers who qualified for private banking services, representing 0.6% of our total retail customer base. Of our total retail customer deposits of ~~W~~64,367 billion as of December 31, 2009, high net worth and mass affluent customers accounted for 48.1%.

Through our private bankers, we provide financial and real estate advisory services to our high net worth and mass affluent customers. We also market differentiated investment and banking products and services to these segments, including beneficiary certificates, overseas mutual fund products, specialized bank accounts and credit cards. In addition, we have developed a customer loyalty program for our private banking customers that provides preferential rate and fee benefits and awards. We have also segmented our private banking operations by introducing exclusive private client services for high net worth customers who individually maintain a deposit balance of at least ~~W~~100 million in the case of Woori Bank and ~~W~~50 million in the case of Kyongnam Bank and Kwangju Bank. We believe that our private banking operations will allow us to increase our revenues from our existing high net worth and mass affluent customers, as well as attract new customers in these segments.

Woori Bank has 291 branches that offer private banking services. These branches are staffed by 322 private bankers and almost all of the branches are located in metropolitan areas, including Seoul. Kyongnam Bank and Kwangju Bank operate one and two dedicated private banking centers, respectively. Both banks also offer private banking services through a select number of branches. As of December 31, 2009, 44 private bankers were dispersed over 44 Kyongnam Bank branches and 47 private bankers were dispersed over 47 Kwangju Bank branches that provided private banking services.

We operate four “financial products department stores” in Seoul, which function as regular branches and through which we offer and market a variety of financial products and services, including credit cards, foreign currency products, bonds, stocks and insurance policies. As of December 31, 2009, these “department stores” collectively employed 5 specialists in the areas of tax, real estate and asset management. They are also dedicated to offering comprehensive wealth management consulting services for high net worth customers. In addition, Woori Bank operates an advisory center in Seoul for its private banking clients, which employs 15 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

As of December 31, 2009, we were the second-largest deposit holder on a combined basis (not adjusted for overlap) among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was ~~W~~51,301 billion, ~~W~~57,512 billion and ~~W~~64,367 billion as of December 31, 2007, 2008 and 2009, respectively, which constituted 35.4%, 34.2% and 36.2%, respectively, of the balance of our total deposits.

We offer diversified deposit products that target different customers with different needs and characteristics. These deposit products fall into five general categories:

•	time deposits, which generally require a customer to maintain a deposit for a fixed term during which interest accrues at a fixed or floating rate. Early withdrawals require penalty payments. The term for time deposits typically ranges from one month to five years;

•	demand deposits, which either do not accrue interest or accrue interest at a lower rate than time, installment or savings deposits. The customer may deposit and withdraw funds at any time and, if the deposits are interest-bearing, they accrue interest at a fixed or variable rate depending on the period and/or amount of deposit;

•	savings deposits, which allow the customer to deposit and withdraw funds at any time and accrue interest at a fixed rate set by us depending upon the period and amount of deposit;

•	installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which interest accrues at a fixed rate. Early withdrawals require penalty payment. The term for installment deposits range from six months to ten years; and

•	certificates of deposit, the maturities of which range from 30 days to five years, with a required minimum deposit of ~~W~~10 million. Interest rates on certificates of deposit vary with the length of deposit and prevailing market rates. Certificates of deposit may be sold at face value or at a discount with the face amount payable at maturity.

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2009:

Time Deposits	Demand Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit

57.99%	22.10%	12.59%	0.13%	7.19%

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

We also offer deposits in foreign currencies and various specialized deposits products, including:

•	Apartment application time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Act. This law sets forth various measures supporting the purchase of houses and the supply of such houses by construction companies. These products accrue interest at a fixed rate for one year, and at an adjustable rate after one year. Deposit amounts per account range from ~~W~~2 million to ~~W~~15 million depending on the size and location of the dwelling unit. These deposit products target high and middle income households.

•	Apartment application installment savings deposits, which are monthly installment savings programs providing the holder with a preferential right to subscribe for new private apartment units under the Housing Act. These deposits require monthly installments of ~~W~~50,000 to ~~W~~500,000, have maturities of between three and five years and accrue interest at fixed or variable rates depending on the term.

•	Apartment application savings accounts deposits, which are monthly installment savings programs providing the holder with a preferential right to subscribe for new national housing units constructed under the Housing Act or mid-sized, privately constructed national housing units. These deposits are available only to heads of household who do not own a home. These deposits require monthly installments of ~~W~~20,000 to ~~W~~100,000, terminate when the holder is selected as a subscriber for a housing unit and accrue interest at fixed rates.

•	Apartment application comprehensive deposits, which are monthly installment comprehensive savings programs providing the holder with a preferential right to subscribe for new national housing units constructed under the Housing Act or privately constructed housing units. These deposits require monthly installments of ~~W~~20,000 to ~~W~~500,000, terminate when the holder is selected as a subscriber for a housing unit and accrue interest at fixed rates depending on the term. These deposit products target all segments of the population.

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

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of

~~W~~50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.02% of our average deposits for the relevant quarter and, for the year ended December 31, 2009, our banking subsidiaries paid an aggregate of ~~W~~183 billion.

Branch Network and Other Distribution Channels

Our commercial banking subsidiaries had a total of 1,172 branches in Korea as of December 31, 2009, which on a combined basis was the second-most extensive network of branches among Korean commercial banks. Recently, demand for mutual funds and other asset management products as well as bancassurance products have been rising. These products require extensive sales force and customer interaction to sell, further emphasizing the need for an extensive branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct most of their transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of our branch network in Korea as of December 31, 2009:

			Kyongnam
	Woori Bank		Bank		Kwangju Bank		Total
		% of		% of		% of		% of
	Number	Total	Number	Total	Number	Total	Number	Total

Area
Seoul	439	49.4%	3	2.0%	4	3.0%	446	38.0%
Six largest cities (other than Seoul)	152	17.1	47	31.8	88	65.2	287	24.5
Other	298	33.5	98	66.2	43	31.9	439	37.5

Total	889	100.0%	148	100.0%	135	100.0%	1,172	100.0%

Our Woori Bank branches are concentrated in the Seoul metropolitan area, while our Kyongnam Bank and Kwangju Bank branches are located mostly in the southeastern and southwestern regions of Korea, respectively, providing extensive overall nationwide coverage.

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. The following table presents the number of ATMs and cash dispensers we had as of December 31, 2009:

		Cash
	ATMs	Dispensers

Woori Bank	4,906	1,873
Kyongnam Bank	465	534
Kwangju Bank	354	400

Total	5,725	2,807

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

Woori Bank

	For the year ended December 31,
	2007		2008		2009

ATMs(1):
Number of transactions (millions)		398		444		447
Fee income (billions of Won)	~~W~~	34	~~W~~	48	~~W~~	46
Telephone banking:
Number of users		5,186,812		5,650,470		5,903,273
Number of transactions (millions)		118		123		159
Fee income (billions of Won)	~~W~~	5	~~W~~	5	~~W~~	4
Internet banking:
Number of users		6,339,416		7,746,439		8,880,331
Number of transactions (millions)		2,068		2,804		3,368
Fee income (billions of Won)	~~W~~	70	~~W~~	86	~~W~~	104

Kyongnam Bank

	For the year ended December 31,
	2007		2008		2009

ATMs(1):
Number of transactions (millions)		68		73		73
Fee income (billions of Won)	~~W~~	8	~~W~~	8	~~W~~	8
Telephone banking:
Number of users		792,416		847,634		885,757
Number of transactions (millions)		20		23		26
Fee income (billions of Won)	~~W~~	2	~~W~~	1	~~W~~	1
Internet banking:
Number of users		528,177		589,745		694,506
Number of transactions (millions)		61		88		116
Fee income (billions of Won)	~~W~~	1	~~W~~	1	~~W~~	1

Kwangju Bank

	For the year ended December 31,
	2007		2008		2009

ATMs(1):
Number of transactions (millions)		75		92		93
Fee income (billions of Won)	~~W~~	7	~~W~~	7	~~W~~	6
Telephone banking:
Number of users		582,098		619,657		653.798
Number of transactions (millions)		17		17		17
Fee income (billions of Won)	~~W~~	1	~~W~~	1	~~W~~	1
Internet banking:
Number of users		573,029		617,335		666,540
Number of transactions (millions)		87		115		128
Fee income (billions of Won)	~~W~~	1	~~W~~	1	~~W~~	1

(1)	Includes cash dispensers.

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

Our automated telephone banking systems offer a variety of services, including inter-account fund transfers, balance and transaction inquiries and customer service enquiries. We operate three call centers, consisting of one call center operated by each of Woori Bank, Kyongnam Bank and Kwangju Bank, that handle calls from customers, engage in telemarketing and assist in our collection efforts.

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

Credit Cards

We offer credit card products and services to consumers and corporate customers in Korea. In March 2004, we merged our credit card subsidiary, Woori Credit Card, with Woori Bank. Prior to the merger, we operated our credit card business principally through Woori Credit Card, to which we transferred the credit card operations of Woori Bank in February 2002 and the credit card operations of Kwangju Bank in March 2003. As of December 31, 2009, Woori Bank’s market share based on transaction volume was approximately 7.5%, which ranked Woori Bank as the sixth largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card.

Our credit card operations benefit from our ownership of a 29.6% equity stake in BC Card, which is co-owned by a private equity fund and nine other Korean financial institutions and operates the largest merchant payment network in Korea as measured by transaction volume. This ownership stake allows us to outsource production and delivery of new credit cards, the preparation of monthly statements, management of merchants and other ancillary services to BC Card for our Woori Bank credit card and Kyongnam Bank BC Card operations.

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

The following tables set forth certain data relating to our credit card operations as of the dates or for the period indicated:

	As of or for the year ended December 31,
	2007						2008						2009
					Kwangju						Kwangju						Kwangju
			Kyongnam		Bank				Kyongnam		Bank				Kyongnam		Bank
	Woori		Bank BC		Visa		Woori		Bank BC		Visa		Woori		Bank BC		Visa
	Card(1)		Card		Card		Card(1)		Card		Card		Card(1)		Card		Card
	(in billions of Won, unless indicated otherwise)

Number of credit card holders (at year end) (thousands of holders)
General accounts		7,240		659		540		9,035		845		706		9,888		946		764
Corporate accounts		147		31		27		188		46		42		198		50		51

Total		7,387		690		567		9,222		891		748		10,086		996		815

Active ratio(2)		59.79%		51.01%		63.24%		59.93%		49.20%		58.32%		57.09%		48.29%		56.07%
Credit card interest and fees
Installment and cash advance interest	~~W~~	246	~~W~~	17	~~W~~	5	~~W~~	292	~~W~~	18	~~W~~	5	~~W~~	322	~~W~~	18	~~W~~	4
Annual membership fees		12		1		—		9		1		—		9		1		—
Merchant fees		391		25		28		536		35		36		567		39		40
Other fees		71		6		2		121		6		2		130		5		2

Total	~~W~~	720	~~W~~	49	~~W~~	35	~~W~~	958	~~W~~	60	~~W~~	43	~~W~~	1,028	~~W~~	63	~~W~~	46

Charge volumes
General purchase	~~W~~	14,333	~~W~~	1,189	~~W~~	1,001	~~W~~	20,705	~~W~~	1,418	~~W~~	1,229	~~W~~	22,496	~~W~~	1,588	~~W~~	1,394
Installment purchase		3,052		246		129		4,721		384		265		4,590		416		246
Cash advance		5,587		234		191		6,596		247		189		6,509		234		169
Card loan		352		7		—		697		18		—		371		5		—

Total	~~W~~	23,324	~~W~~	1,676	~~W~~	1,321	~~W~~	32,709	~~W~~	2,067	~~W~~	1,683	~~W~~	33,966	~~W~~	2,243	~~W~~	1,809

Outstanding balances (at year end)
General purchase	~~W~~	1,188	~~W~~	144	~~W~~	82	~~W~~	1,579	~~W~~	159	~~W~~	85	~~W~~	1,633	~~W~~	141	~~W~~	98
Installment purchase		779		49		30		908		67		41		931		86		36
Cash advance		785		32		20		933		35		20		830		30		15
Card loan		209		7		0		459		10		—		295		5		—

Total	~~W~~	2,961	~~W~~	232	~~W~~	132	~~W~~	3,879	~~W~~	271	~~W~~	146	~~W~~	3,689	~~W~~	262	~~W~~	149

Average outstanding balances
General purchase	~~W~~	1,125	~~W~~	136	~~W~~	77	~~W~~	508	~~W~~	51	~~W~~	27	~~W~~	620	~~W~~	54	~~W~~	37
Installment purchase		737		47		29		292		22		13		353		32		14
Cash advance		743		30		19		300		11		6		315		11		6
Card loan		198		6		0		148		3		—		112		2		—

Total	~~W~~	2,803	~~W~~	219	~~W~~	125	~~W~~	1,248	~~W~~	87	~~W~~	47	~~W~~	1,400	~~W~~	99	~~W~~	57

Delinquency ratios(3)
Less than 1 month		4.64		1.39		2.93		4.93		0.82		2.54		2.97		0.54		1.71
From 1 month to 3 months		1.21		0.55		0.78		1.69		0.78		1.26		1.27		0.66		0.60
From 3 months to 6 months		0.92		0.50		0.59		1.14		0.4		1.01		1.18		0.78		0.30
Over 6 months		0.07		0.31		0.29		0.09		0.08		0.36		0.10		0.19		0.15

Total		6.84%		2.75%		4.59%		7.85%		2.08%		5.17%		5.52%		2.17%		2.76%

Non-performing loan ratio(4)		1.07%		1.40%		1.10%		1.36%		0.66%		1.85%		1.30%		1.18%		0.64%
Charge-offs (gross)	~~W~~	78	~~W~~	3	~~W~~	2	~~W~~	105	~~W~~	5	~~W~~	3	~~W~~	193	~~W~~	4	~~W~~	6
Recoveries		63		2		1		58		2		—		57		0		2

Net charge-offs	~~W~~	15	~~W~~	1	~~W~~	1	~~W~~	47	~~W~~	3	~~W~~	3	~~W~~	136	~~W~~	4	~~W~~	4

Gross charge-off ratio(5)		2.78%		1.65%		1.58%		8.38%		5.51%		6.96%		13.79%		4.15%		10.15%
Net charge-off ratio(6)		0.54%		0.59%		0.39%		3.73%		2.90%		6.22%		9.74%		4.02%		6.69%

(1)	Consists of credit cards issued by Woori Credit Card, Woori Bank and BC Cards and Visa cards issued through the BC Card consortium.

(2)	Represents the ratio of accounts used at least once within the last 12 months to total accounts as of the end of the relevant year.
(3)	Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 3.3% of our credit card receivables as of December 31, 2009.
(4)	Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2007, 2008 and 2009:

	As of December 31,
	2007		2008		2009
	(in billions of Won)

Restructured loans	~~W~~	9	~~W~~	19	~~W~~	35

(5)	Represents the ratio of gross charge-offs for the year to average outstanding balances for the year. Under U.S. GAAP, our charge-off policy is to charge off balances which are more than six months past due (including previously delinquent credit card balances restructured into loans that are more than six months overdue from the point at which the relevant balances were so restructured), except for those balances with a reasonable probability of recovery.
(6)	Represents the ratio of net charge-offs for the year to average outstanding balances for the year.

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans commencing in 2002. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of ~~W~~1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2009, the total amount of our restructured loans was ~~W~~35 billion (which also included revolving loans and installment loans). Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

Payments on amounts outstanding on our credit cards must be made (at the cardholder’s election at the time of purchase) either in full on each monthly payment date, in the case of lump-sum purchases, or in equal monthly installments over a fixed term from two months to 36 months, in the case of installment purchases. Cardholders may prepay installment purchases at any time without penalty. Payment for cash advances must be made on a lump sum basis. Payments for card loans must be made on an equal principal installment basis over a fixed term from three months up to a maximum of 36 months, up to a maximum loan amount of ~~W~~20 million.

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

For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 9.2% to 27.4% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a minimum commission of ~~W~~600 and a maximum of ~~W~~1,900 or 0.5% of the withdrawal amount per withdrawal.

We also generally charge a basic annual membership fee of ~~W~~1,000 to ~~W~~15,000 for regular cards, ~~W~~5,000 to ~~W~~15,000 for gold cards and ~~W~~10,000 to ~~W~~120,000 for platinum cards. The determination of the annual fee is based on various factors including the type of card, and whether affiliation options are selected by the cardholder. For certain cards, such as the Woori Card (which can only be used in Korea and is not affiliated with Visa or MasterCard), Woori Christian Card and Hyundai Home Shopping Woori Card, we will waive membership fees if customers charge above a certain amount.

Commencing in July 2006, we outsourced the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2009, we charged merchants an average of 2.13% of their respective total transaction amounts, in the case of Woori Bank, and 2.07% and 2.20%, respectively, in the case of Kyongnam Bank and Kwangju Bank. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services, investment banking and securities brokerage.

In September 2004, our board approved a plan to buy a significant voting interest in LG Investment & Securities Co., or LGIS, which had been previously held by LG Card, in order to expand our brokerage and investment banking businesses. The plan provided for our purchase of approximately 26 million shares of LGIS for approximately ~~W~~298 billion, or approximately ~~W~~11,500 per share. This purchase was completed in December 2004 and was part of the financial rescue package for LG Card. Prior to such purchase, in October 2004, we purchased seven million shares of LGIS in the Korean stock market for approximately ~~W~~55 billion. As a result, as of December 31, 2004, we owned a 27.3% voting interest in LGIS, which became an equity method investee.

In January 2005, the board of Woori Securities, a wholly-owned subsidiary, approved a plan to reduce its capital by 42.5% prior to its merger with LGIS. Pursuant to the capital write-down plan, Woori Securities cancelled 14 million of its outstanding shares for ~~W~~11,000 per share. As a result, Woori Securities’ total shares outstanding amounted to approximately 20 million shares immediately after the capital write-down.

In March 2005, we merged Woori Securities into LGIS, and received 0.654 LGIS share for one Woori Securities share. We also renamed the surviving entity Woori Investment & Securities, which became an equity method investee and, as of the date of the merger, had a capital base of ~~W~~786 billion, 151 branches within Korea and in other countries and approximately 2,500 employees. The merger was approved by the shareholders of each of Woori Securities and LGIS in extraordinary meetings of shareholders of the respective companies in March 2005. We currently own a 35.0% voting interest in Woori Investment & Securities. As of December 31, 2009, Woori Investment & Securities had consolidated total assets of ~~W~~16,112 billion, consolidated total liabilities of ~~W~~13,501 billion and consolidated total shareholders’ equity of ~~W~~2,611 billion, on a Korean GAAP basis. For the year ended December 31, 2009, Woori Investment & Securities generated consolidated revenues of ~~W~~4,465 billion and consolidated net income of ~~W~~28 billion, on a Korean GAAP basis.

Securities Investment and Trading

Through Woori Bank and Woori Investment & Securities (which is an equity method investee and whose operations are therefore not included in the figures presented below) and, to a lesser extent, Kyongnam Bank and Kwangju Bank, we invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2009, our investment portfolio, which consists of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of ~~W~~42,124 billion and represented 15.8% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2009, we held debt securities with a total book value of ~~W~~40,125 billion, of which:

•	held-to-maturity debt securities accounted for ~~W~~15,974 billion, or 39.8%;

•	available-for-sale debt securities accounted for ~~W~~14,486 billion, or 36.1%; and

•	trading debt securities accounted for ~~W~~9,665 billion, or 24.1%.

Of these amounts, as of December 31, 2009, debt securities issued by the Korean government and government agencies amounted to ~~W~~11,502 billion, or 72.0%, of our held-to-maturity debt securities, ~~W~~4,348 billion, or 30.0%, of our available-for-sale debt securities, and ~~W~~3,380 billion, or 35.0%, of our trading debt securities.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2009:

•	equity securities in our available-for-sale portfolio had a book value of ~~W~~369 billion, or 2.3%, of our available-for-sale portfolio; and

•	equity securities in our trading portfolio had a book value of ~~W~~379 billion, or 3.8%, of our trading portfolio.

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

The following tables show, as of the dates indicated, the gross unrealized gains and losses within our investment securities portfolio and the amortized cost and fair value of the portfolio by type of investment security:

	As of December 31, 2007
			Gross		Gross
	Amortized		Unrealized		Unrealized
	Cost		Gain		Loss		Fair Value
	(in billions of Won)

Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	~~W~~	10,587	~~W~~	13	~~W~~	(47)	~~W~~	10,553
Corporate		6,984		43		(120)		6,907
Financial institutions		5,325		2		(24)		5,303
Asset backed securities		1,616		4		(5)		1,615
Foreign governments		18		—		—		18

Subtotal		24,530		62		(196)		24,396
Equity securities		636		1,035		(18)		1,653
Beneficiary certificates(1)		1,139		47		—		1,186

Total available-for-sale securities	~~W~~	26,305	~~W~~	1,144	~~W~~	(214)	~~W~~	27,235

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	~~W~~	6,413	~~W~~	3	~~W~~	(73)	~~W~~	6,343
Corporate		56		1		—		57
Financial institutions		1,586		—		(27)		1,559
Asset backed securities		45		—		—		45
Foreign governments		116		—		—		116

Total held-to-maturity securities	~~W~~	8,216	~~W~~	4	~~W~~	(100)	~~W~~	8,120

	As of December 31, 2008
			Gross		Gross
	Amortized		Unrealized		Unrealized
	Cost		Gain		Loss		Fair Value
	(in billions of Won)

Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	~~W~~	8,736	~~W~~	195	~~W~~	—	~~W~~	8,931
Corporate		5,783		129		(73)		5,839
Financial institutions		3,905		81		(17)		3,969
Asset backed securities		2,084		4		(1)		2,087
Foreign governments		70		—		—		70

Subtotal	~~W~~	20,578	~~W~~	409	~~W~~	(91)	~~W~~	20,896
Equity securities		598		427		(38)		987
Beneficiary certificates(1)		1,504		30		(13)		1,521

Total available-for-sale securities	~~W~~	22,680	~~W~~	866	~~W~~	(142)	~~W~~	23,404

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	~~W~~	6,977	~~W~~	145	~~W~~	(2)	~~W~~	7,120
Corporate		119		—		(3)		116
Financial institutions		2,335		14		(8)		2,341
Asset backed securities		81		—		—		81
Foreign governments		100		—		—		100

Total held-to-maturity securities	~~W~~	9,612	~~W~~	159	~~W~~	(13)	~~W~~	9,758

	As of December 31, 2009
			Gross		Gross
	Amortized		Unrealized		Unrealized
	Cost		Gain		Loss		Fair Value
	(in billions of Won)

Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	~~W~~	4,361	~~W~~	13	~~W~~	(26)	~~W~~	4,348
Corporate		6,789		245		(74)		6,960
Financial institutions		2,261		15		(11)		2,265
Asset backed securities		766		80		(8)		838
Foreign governments		74		—		—		74

Subtotal		14,251		353		(119)		14,485
Equity securities		130		245		(7)		368
Beneficiary certificates(1)		1,181		50		(25)		1,206

Total available-for-sale securities	~~W~~	15,562	~~W~~	648	~~W~~	(151)	~~W~~	16,059

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	~~W~~	11,502	~~W~~	50	~~W~~	(32)	~~W~~	11,520
Corporate		1,358		14		(3)		1,369
Financial institutions		2,503		15		(2)		2,516
Asset backed securities		491		5		—		496
Foreign governments		120		—		—		120

Total held-to-maturity securities	~~W~~	15,974	~~W~~	84	~~W~~	(37)	~~W~~	16,021

(1)	Beneficiary certificates are instruments that are issued by and represent an ownership interest in an investment trust. Investment trusts, which operate like mutual funds in the United States, are managed by investment trust management companies and invest in portfolios of securities and/or other financial instruments, such as certificates of deposit. See “—Asset Management—Investment Trust Management.” Beneficiary certificates give the holder beneficial rights to both the relevant investment trust and the trust property in which the investment trust has invested.

For a discussion of our risk management policies with respect to our securities trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers, primarily through Woori Bank and Woori Investment & Securities (which is an equity method investee and whose operations are therefore not included in the figures presented below). Our trading volume was ~~W~~230,758 billion in 2007, ~~W~~210,012 billion in 2008 and ~~W~~221,956 billion in 2009, respectively. Our aggregate net trading revenue (loss) from derivatives and foreign exchange spot contracts for the years ended December 31, 2007, 2008 and 2009 was ~~W~~14 billion, ~~W~~(445) billion and ~~W~~268 billion, respectively.

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

The derivatives trading activities of our regional banking subsidiaries, Kyongnam Bank and Kwangju Bank, consist primarily of trading of foreign exchange forwards and other foreign exchange-related derivatives.

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

The following shows the estimated fair value of derivatives and foreign exchange spot contracts we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2007				2008				2009
	Estimated		Estimated		Estimated		Estimated		Estimated		Estimated
	Fair		Fair		Fair		Fair		Fair		Fair
	Value of		Value of		Value of		Value of		Value of		Value of
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
	(in billions of Won)

Foreign exchange spot contracts	~~W~~	6	~~W~~	4	~~W~~	3	~~W~~	4	~~W~~	1	~~W~~	3
Foreign exchange derivatives		1,832		1,732		8,430		7,895		2,799		2,153
Interest rate derivatives		525		637		2,016		2,049		1,240		1,287
Equity derivatives		55		383		50		401		54		454
Credit derivatives(1)		—		128		—		484		—		192
Commodity derivatives		95		93		346		330		39		42
Other derivatives		4		4		124		123		—		—

Total	~~W~~	2,517	~~W~~	2,981	~~W~~	10,969	~~W~~	11,286	~~W~~	4,133	~~W~~	4,131

(1)	In connection with our credit derivatives outstanding, we accept credit exposure with respect to foreign currency-denominated corporate debt instruments held by counterparties by guaranteeing payments under such instruments, subject to our overall credit limits with respect to the applicable issuers.

In April 2003, Woori Bank entered into an agreement with Macquarie Bank, an Australian investment bank, pursuant to which the latter provided fee-based technical assistance and advisory services to us, including in the area of risk management and trading systems, in connection with our plans to further develop our equity derivatives business. This agreement terminated upon the expiration of its stated term on December 31, 2009.

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

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank and Woori Investment & Securities, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2009, we were involved in asset securitization transactions with an initial aggregate issue amount of ~~W~~2,269 billion and generated total fee income under Korean GAAP of approximately ~~W~~57 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

We engage in investment banking activities in Korea through Woori Bank and Woori Investment & Securities. Through Woori Investment & Securities, we underwrite equity and debt securities offerings in the Korean capital markets, either as lead manager or a member of an underwriting syndicate and provide mergers and acquisitions and financial advisory services. In 2009, Woori Investment & Securities generated investment banking revenue under Korean GAAP of approximately ~~W~~70 billion, consisting primarily of underwriting fee income from securities offerings. In addition, through Woori Bank, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions advisory services. In 2009, Woori Bank generated investment banking revenue of approximately ~~W~~5 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services. Through Woori Investment Asia Pte., which was added as a wholly-owned subsidiary of Woori Investment & Securities in September 2007, we also engage in investment banking activities in Southeast Asia.

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

Securities Brokerage

We provide securities brokerage services through Woori Investment & Securities. Our activities include brokerage services relating to stocks, futures, options and debt instruments (such as commercial paper). As of December 31, 2009, Woori Investment & Securities had 130 branches. We also provide securities brokerage services through the Internet and through our home trading system software platform via the following systems: mug, mug stox, mug Q-trading, Web-trading, mug i 6844, mug PDA, mug mTrading, Woori Mobile Bank and mug Mascot. In 2009, Woori Investment & Securities generated fee income under Korean GAAP of approximately ~~W~~365 billion through its securities brokerage activities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2007		2008		2009
	(in millions of US$)

Total foreign currency assets	US$	18,603	US$	21,252	US$	19,080
Foreign currency borrowings
Call money		991		2,318		1,071
Secured borrowings		—		—		—
Long-term borrowings		6,226		5,670		7,048
Short-term borrowings		7,678		7,733		5,763

Total foreign currency borrowings	US$	14,895	US$	15,721	US$	13,882

The table below sets forth the overseas subsidiaries and branches of Woori Bank currently in operation as of December 31, 2009.

Business Unit(1)	Location

Subsidiaries
Woori America Bank	United States
P.T. Bank Woori Indonesia	Indonesia
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank (China) Limited	China
Zao Woori Bank	Russia
Branches, Agencies and Representative Offices
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Shanghai Branch	China
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Hanoi Branch	Vietnam
Ho Chi Minh City Branch	Vietnam
Gaeseong Industrial Complex Branch	North Korea
New York Agency	United States
Los Angeles Branch	United States
New Delhi Representative Office	India
Kuala Lumpur Representative Office	Malaysia
Dubai Representative Office	United Arab Emirates
Sao Paulo Representative Office	Brazil

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

In addition, Woori America Bank currently operates 18 branches in New York, New Jersey, Maryland, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$1,076 million as of December 31, 2009 and net loss of US$4 million in 2009.

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

In November 2007, Woori Bank established a local subsidiary in China, Woori Bank (China) Limited, which currently has branches (including one sub-branch) in Beijing, Shanghai, Shenzhen, Suzhou and Tianjin. Woori Bank also established a local subsidiary in Russia, Zao Woori Bank, in January 2008. In addition, we have in recent years entered into various memoranda of understanding and strategic alliances with local banks in overseas markets, including China and Vietnam, in order to pursue business cooperation activities in such markets such as joint marketing efforts and information exchange.

In May 2010, we entered into a securities purchase agreement with Hanmi Financial Corporation to acquire 175,000,000 newly issued shares of common stock of Hanmi Financial Corporation at a cash purchase price of US$210 million in the aggregate (or US$1.20 per share). Under the agreement, we also have an option to purchase 25,000,000 additional newly issued shares of such stock at a cash purchase price of US$30 million in the aggregate (or US$1.20 per share). Hanmi Financial Corporation is the holding company of Hanmi Bank, a California state chartered bank with 27 branches throughout California and one loan production office, and is currently facing financial difficulties. Hanmi Financial Corporation had consolidated total assets of US$3,163 million and consolidated total liabilities of US$3,013 million as of December 31, 2009 and consolidated net loss of US$122 million for the year ended December 31, 2009. The completion of this transaction, upon which we expect to acquire a majority interest in Hanmi Financial Corporation, is subject to a number of conditions including receipt of all regulatory approvals and the approval of the shareholders of Hanmi Financial Corporation.

Asset Management

In May 2005, we purchased a 90.0% direct ownership interest in LGITM from LGIS, at a purchase price of ~~W~~73 billion. We subsequently merged Woori Investment Trust Management, our wholly-owned asset management subsidiary, into LGITM and renamed the surviving entity Woori Asset Management, which remains a consolidated subsidiary. In July and September 2005, Woori Asset Management reacquired the remaining 10.0% interest from its minority shareholders. In May 2006, we transferred 30.0% of our interest in Woori Asset Management to Credit Suisse. Following this transfer, we renamed the entity Woori Credit Suisse Asset Management. In October 2009, we reacquired Credit Suisse’s 30.0% ownership interest in Woori Credit Suisse Asset Management and renamed the entity Woori Asset Management.

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

We receive fees for our trust management services that are based upon a percentage, ranging between 0.1% and 2%, of the net asset value of the assets under management.

We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Money trust management is currently the largest source of our fee income. Fees that we received for our trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation), net of expenses, amounted to ~~W~~25 billion in 2007, ~~W~~34 billion in 2008 and ~~W~~28 billion in 2009.

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

The following table shows the balances of our money trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate performance trusts on which we do not guarantee principal or interest, due to the fact that the assets invested are not our assets but customer assets and that our customers bear the risk of loss:

	As of December 31,
	2007		2008		2009
	(in billions of Won)

Principal and interest guaranteed trusts	~~W~~	17	~~W~~	1	~~W~~	1
Principal guaranteed trusts		1,860		1,953		1,907
Performance trusts		11,252		12,920		8,125

Total	~~W~~	13,129	~~W~~	14,874	~~W~~	10,033

The trust assets we manage consist principally of investment securities and loans made from the trusts. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2009, under Korean GAAP, our money trusts had invested in securities with an aggregate book value of ~~W~~3,915 billion, which accounted for approximately 39.0% of our money trust assets. Debt securities accounted for ~~W~~3,113 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2009, equity securities held by our money trusts amounted to ~~W~~388 billion on a Korean GAAP basis, which accounted for approximately 3.9% of our money trust assets. Of this amount, ~~W~~370 billion was from specified money trusts and the remaining ~~W~~18 billion was from money trusts over which we had investment discretion.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2009, under Korean GAAP, our money trusts had made loans in the aggregate principal amount of ~~W~~235 billion (excluding loans to our banking operations of ~~W~~2,564 billion), which accounted for approximately 2.3% of our money trust assets.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No material payments of any such shortfall amounts were made in 2009.

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

Property Trusts. Through Woori Bank, Kyongnam Bank and Kwangju Bank, we also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly receivables (including those securing asset-backed securities), real property and securities, but can also include movable property such as artwork. Under these arrangements, we render escrow or custodial services for the property in question and collect fees in return.

In 2009, our property trust fees ranged from 0.05% to 1.00% of total assets under management, depending on the type of trust account product. As of December 31, 2009, the balance of our property trusts totaled ~~W~~13,148 billion.

The property trusts also are not consolidated within our U.S. GAAP financial statements.

Investment Trust Management

Through Woori Asset Management, we offer investment trust products to our customers and manage the assets invested by them in investment trusts. The investment trust products we offer generally take the form of beneficiary certificates evidencing an ownership interest in a particular investment trust. We currently offer various different types of investment trust products, including:

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

The following table shows the balances of our investment trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets:

	As of December 31,
	2007		2008		2009
	(in billions of Won)

Equity funds	~~W~~	2,980	~~W~~	3,684	~~W~~	2,532
Bond funds		2,021		1,122		1,687
Hybrid funds		1,028		627		608
Money market funds		4,695		4,957		5,735
Alternative investment funds		2,350		2,255		2,702

Total	~~W~~	13,074	~~W~~	12,645	~~W~~	13,264

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

Fees from our investment trust management services amounted to ~~W~~41 billion in 2007, ~~W~~35 billion in 2008 and ~~W~~28 billion in 2009.

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

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank, we act as a trustee for approximately 1,322 securities investment trusts, mutual funds and other investment funds. We receive a fee for acting as a trustee and generally perform the following functions:

•	receiving payments made in respect of such securities;

•	executing trades in respect of such securities on behalf of the investment fund, based on instructions from the relevant investment fund management company; and

•	in certain cases, authenticating beneficiary certificates issued by investment trust management companies and handling settlements in respect of such beneficiary certificates.

For the year ended December 31, 2009, our fee income from such services was ~~W~~11 billion.

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

Management of National Housing Fund

In November 2002, we were selected to manage the operations of the National Housing Fund, together with two other financial institutions. In April 2008, we were selected to be the lead manager of the National Housing Fund. The National Housing Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2009, outstanding housing loans from the National Housing Fund amounted to approximately ~~W~~68 trillion, of which we originated approximately ~~W~~25 trillion.

The activities of the National Housing Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing Fund.

In return for managing the operations of the National Housing Fund we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. The fund raising fee is based on the number of National Housing Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing Fund loans and the number of National Housing Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing Fund. We received total fees of approximately ~~W~~58 billion for managing the National Housing Fund in 2009.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori Bank, Kyongnam Bank and Kwangju Bank, we market a wide range of bancassurance products. In 2009, we generated fee income of approximately ~~W~~116 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. Woori Bank has entered into bancassurance marketing arrangements with 23 insurance companies, including Samsung Life Insurance, Samsung Fire and Marine Insurance, Korea Life Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plans to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base. Woori Bank has also entered into bancassurance marketing arrangements with Woori Aviva Life Insurance, in which we acquired a 51% interest in April 2008.

Private Equity

In October 2005, we established Woori Private Equity Co., Ltd. with the aim of strengthening our principal investment operations. Woori Private Equity seeks to make long-term and strategic investments in buyout target companies, as well as actively involving itself in their management. This would involve identifying potential investees suffering from inefficient management and effecting financial restructuring and strategic reorientation in those investees so as to enhance their enterprise value. We expect Woori Private Equity’s operations to continue to provide us with greater investment opportunities and a new source of business for other related segments, especially corporate banking. In July 2006, Woori Private Equity established Woori Private Equity Fund, the size of which is approximately ~~W~~344 billion, as a limited partnership in which Woori Private Equity serves as a general partner. In December 2009, Woori Private Equity established Woori Blackstone Korea Opportunity Private Equity Fund I, the size of which is approximately ~~W~~606 billion, as a limited partnership in which Woori Private Equity serves as a general partner.

Consumer Finance

We provide consumer finance services through Woori Financial Co., Ltd. We acquired a 51.4% stake in Woori Financial (formerly known as Hanmi Capital Co., Ltd.) in September 2007 and further acquired an additional 2.4% stake in September 2009 following our exercise of certain call options. Woori Financial provides leases and loans for various products, including automobiles, heavy machineries and medical equipments, as well as microlending services. We expect Woori Financial to continue to expand our customer base by providing a variety of non-banking financial services to retail customers as well as synergies through coordinated business operations with our other subsidiaries, including Woori Bank.

Life Insurance

We provide life insurance products and services through Woori Aviva Life Insurance. We acquired a 51.0% stake in Woori Aviva Life Insurance (formerly known as LIG Life Insurance) in April 2008. In connection with this acquisition, we entered into a joint venture agreement with Aviva International Holdings Limited. Aviva International Holdings Limited and we collectively hold a 97.8% interest in Woori Aviva Life Insurance, which we account for as an equity method investee under U.S. GAAP. Woori Aviva Life Insurance provides a variety of individual and group life insurance products, including health insurance, whole life insurance, savings-type insurance and pension insurance. Woori Aviva Life Insurance seeks to become a leading life insurance company in Korea by combining our extensive distribution and marketing network and large customer base with the life insurance industry expertise and experience provided by Aviva plc, and we expect that Woori Aviva Life Insurance will allow us to further our strategy of diversifying our non-banking revenue base to cover a full range of financial services and products as a comprehensive financial services provider.

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

In addition, we believe regulatory reforms, including the Financial Investment Services and Capital Markets Act, which became effective in February 2009, and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005 and Chohung Bank’s merger with Shinhan Bank in April 2006. We expect that consolidation in the financial industry will continue. In particular, the Korean government has announced that it plans to privatize the Korea Development Bank, while the Lone Star funds have announced that they plan to sell their controlling interest in Korea Exchange Bank. Other financial institutions may seek to acquire or merge with such entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. See “Item 3D. Risk Factors—Risks relating to competition.”

Assets and Liabilities

The tables below and accompanying discussions provide selected financial highlights regarding our assets and liabilities on a consolidated basis.

Loan Portfolio

As of December 31, 2009, the balance of our total loan portfolio was ~~W~~187,617 billion, an 0.5% decrease from ~~W~~188,632 billion as of December 31, 2008. As of December 31, 2009, 88.0% of our total loans were Won-denominated loans and 12.0% of our total loans were denominated in other currencies. Of the ~~W~~22,558 billion of foreign currency-denominated loans as of that date, approximately 33.7% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank makes foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses.

Loan Types

The following table presents loans by type as of the dates indicated. Totals include past due amounts:

	As of December 31,
	2005		2006		2007		2008		2009		2009
	(in billions of Won)										(%)

Domestic:
Corporate:
Commercial and industrial	~~W~~	47,232	~~W~~	58,766	~~W~~	76,050	~~W~~	93,931	~~W~~	96,484	51.4%
Lease financing		75		35		272		425		578	0.3
Trade financing		7,172		8,027		8,754		12,201		10,321	5.5
Other commercial		4,727		5,263		6,496		8,266		6,602	3.5

Total corporate		59,206		72,091		91,572		114,823		113,985	60.7%
Consumer:
General purpose household(1)		34,906		51,637		56,176		56,911		58,127	31.0%
Mortgage		5,458		4,068		3,248		3,275		3,807	2.0

Total consumer		40,364		55,705		59,424		60,186		61,934	33.0%
Credit cards		2,092		2,405		3,325		4,294		4,098	2.2

Total domestic		101,662		130,201		154,321		179,303		180,017	95.9%
Foreign:
Corporate:
Commercial and industrial	~~W~~	2,316	~~W~~	3,341	~~W~~	5,327	~~W~~	9,015	~~W~~	7,393	3.9%
Trade financing		76		112		138		185		92	0.1

Total corporate		2,392		3,453		5,465		9,200		7,485	4.0%
Consumer		76		86		99		129		115	0.1

Total foreign		2,468		3,539		5,564		9,329		7,600	4.1%
Total gross loans		104,130		133,740		159,885		188,632		187,617	100.0%
Less: Unearned income		(7)		(5)		(17)		(51)		(98)

Total loans	~~W~~	104,123	~~W~~	133,735	~~W~~	159,868	~~W~~	188,581	~~W~~	187,519

(1)	Includes home equity loans.

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

20 Largest Exposures by Borrower

As of December 31, 2009, our exposures to our 20 largest borrowers or issuers totaled ~~W~~36,831 billion and accounted for 14.4% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans
																	Amounts
									Guarantees								classified as
	Won		Foreign		Equity		Debt		and		Credit		Total				substandard
Company (Credit Rating)(1)	currency		currency		securities		securities		acceptances		derivatives		exposures		Collateral		or below(2)
	(in billions of Won)

The Bank of Korea(3)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	11,291	~~W~~	—	~~W~~	—	~~W~~	11,291	~~W~~	—	~~W~~	—
Government(3)		—		—		—		7,972		—		—		7,972		—		—
STX Offshore & Shipbuilding Co., Ltd. (A-)		143		158		—		—		1,674		—		1,975		461		—
Sung-Dong Ship Marin Co., Ltd. (BBB-)		291		—		—		—		1,138		—		1,429		879		—
SLS Shipbuilding Co., Ltd.(3)		14		—		1		—		1,371		—		1,386		1,330		61
Samsung Heavy Industries Co., Ltd. (AA-)		470		—		1		20		822		—		1,313		256		—
SH Corporation (AAA)		35		—		—		1,139		—		—		1,174		—		—
Hyundai Heavy Industries Co., Ltd. (AA+)		35		—		19		—		1,066		—		1,120		—		—
Korea Development Bank (AAA)		37		—		—		1,022		—		—		1,059		27		—
Hyundai Mipo Dockyard Co., Ltd.(A)		3		—		—		—		1,021		—		1,024		—		—
Kookmin Bank Co., Ltd. (AAA)		84		—		71		827		—		—		982		77		—
SPP Plant & Shipbuilding Co., Ltd.(3)		26		23		—		—		866		—		915		173		—
Samsung Electronics Co., Ltd. (AAA)		3		778		24		—		3		—		808		—		—
Hyundai Steel (AA)		505		155		3		—		73		—		736		—		—
Daewoo International Corporation(A)		—		419		4		—		235		—		658		11		—
Daewoo Engineering & Construction Co., Ltd. (A-)		321		—		150		114		57		—		642		39		—
LG Chem, Ltd. (AA+)		28		526		3		—		49		—		606		—		—
Korea Housing Finance Corporation (AAA)		—		—		—		584		—		—		584		—		—
Hyosung Corporation (A+)		86		316		2		—		178		—		582		106		—
Hyundai Samho Heavy Industries Co., Ltd. (AA)		2		—		—		—		572		—		574		—		—

Total	~~W~~	2,083	~~W~~	2,375	~~W~~	278	~~W~~	22,969	~~W~~	9,125	~~W~~	—	~~W~~	36,830	~~W~~	3,359	~~W~~	61

(1)	Credit ratings from one of the following domestic credit rating agencies in Korea as of December 31, 2009: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings, as S&P and Moody’s credit ratings were unavailable.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.
(3)	Credit ratings unavailable.

As of December 31, 2009, 12 of these top 20 borrowers or issuers were companies belonging to the 30 largest chaebols in Korea. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2009, 12.3% of our total exposure was to the 30 largest chaebols in Korea. The following table shows, as of December 31, 2009, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans
																	Amount		Amounts
									Guarantees								classified as		classified as
	Won		Foreign		Equity		Debt		and		Credit		Total				precautionary		substandard
Chaebol	currency		currency		securities		securities		acceptances		derivatives		exposures		Collateral		or below(1)		or below(1)
	(in billions of Won)

Samsung	~~W~~	944	~~W~~	1,257	~~W~~	187	~~W~~	414	~~W~~	1,158	~~W~~	—	~~W~~	3,960	~~W~~	25	~~W~~	—	~~W~~	—
STX		548		584		1		72		2,008		—		3,213		298		—		—
Hyundai Motors		1,415		1,053		12		345		362		—		3,187		843		—		—
Kumho Asiana		906		1,368		154		378		122		—		2,928		126		—		694
Hyundai Heavy Industries		223		8		19		—		2,636		—		2,886		91		—		—
Hanhwa		1,263		309		1		87		166		—		1,826		180		—		—
SK		415		843		9		100		193		—		1,560		46		—		—
LG		222		436		13		84		542		—		1,297		1,692		—		—
Doosan		448		490		1		—		192		—		1,131		291		—		—
Hyosung		282		392		76		113		131		—		994		167		—		—

Total	~~W~~	6,666	~~W~~	6,740	~~W~~	473	~~W~~	1,593	~~W~~	7,510	~~W~~	—	~~W~~	22,982	~~W~~	3,759	~~W~~	—	~~W~~	694

(1)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2009, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

			Percentage of total
	Aggregate		corporate loan
	corporate loan balance		balance
	(in billions of Won)

Industry
Manufacturing	~~W~~	42,532	35.0%
Retail and wholesale		14,596	12.0
Construction		12,914	10.6
Hotel, leisure or transportation		8,231	6.8
Financial and insurance		6,347	5.2
Government and government agencies		345	0.3

Other		36,407	30.0

Total	~~W~~	121,372	100.0%

Loan Concentration by Size of Loans

The following tables show, as of December 31, 2009, the aggregate balances of our loans by outstanding loan amount:

Corporate

	Aggregate loan		Percentage of
	balance		total loan balance
	(in billions of Won)

Commercial and industrial loans
Up to ~~W~~100 million	~~W~~	7,804	4.2%
Over ~~W~~100 million to ~~W~~1 billion		32,629	17.3
Over ~~W~~1 billion to ~~W~~10 billion		23,093	12.3
Over ~~W~~10 billion to ~~W~~50 billion		19,282	10.3
Over ~~W~~50 billion to ~~W~~100 billion		7,208	3.8
Over ~~W~~100 billion		6,468	3.5

Sub-total		96,484	51.4
Lease financing loans
Up to ~~W~~100 million		400	0.2
Over ~~W~~100 million to ~~W~~1 billion		57	0.1
Over ~~W~~1 billion to ~~W~~10 billion		23	0.0
Over ~~W~~10 billion to ~~W~~50 billion		—	—
Over ~~W~~50 billion to ~~W~~100 billion		—	—
Over ~~W~~100 billion		—	—

Sub-total		480	0.3
Trade financing loans
Up to ~~W~~100 million		1,346	0.7
Over ~~W~~100 million to ~~W~~1 billion		3,531	1.9
Over ~~W~~1 billion to ~~W~~10 billion		3,275	1.7
Over ~~W~~10 billion to ~~W~~50 billion		1,984	1.1
Over ~~W~~50 billion to ~~W~~100 billion		182	0.1
Over ~~W~~100 billion		3	0.0

Sub-total		10,321	5.5
Other commercial loans
Up to ~~W~~100 million		1,002	0.5
Over ~~W~~100 million to ~~W~~1 billion		1,729	0.9
Over ~~W~~1 billion to ~~W~~10 billion		1,834	1.0
Over ~~W~~10 billion to ~~W~~50 billion		1,372	0.7
Over ~~W~~50 billion to ~~W~~100 billion		528	0.3
Over ~~W~~100 billion		137	0.1

Sub-total		6,602	3.5

	Aggregate loan	Percentage of
	balance	total loan balance
	(in billions of Won)

Foreign commercial and industrial loans
Up to ~~W~~100 million	516	0.3
Over ~~W~~100 million to ~~W~~1 billion	477	0.3
Over ~~W~~1 billion to ~~W~~10 billion	1,759	0.9
Over ~~W~~10 billion to ~~W~~50 billion	2,927	1.6
Over ~~W~~50 billion to ~~W~~100 billion	1,064	0.6
Over ~~W~~100 billion	650	0.3

Sub-total	7,393	4.0
Foreign trade financing loans
Up to ~~W~~100 million	1	0.0
Over ~~W~~100 million to ~~W~~1 billion	19	0.0
Over ~~W~~1 billion to ~~W~~10 billion	50	0.0
Over ~~W~~10 billion to ~~W~~50 billion	22	0.0
Over ~~W~~50 billion to ~~W~~100 billion	—	0.0
Over ~~W~~100 billion	—	0.0

Sub-total	92	0.0

Consumer

	Aggregate loan	Percentage of
	balance	total loan balance
	(in billions of Won)

General purpose household loans(1)
Up to ~~W~~10 million	3,882	2.1
Over ~~W~~10 million to ~~W~~50 million	15,894	8.5
Over ~~W~~50 million to ~~W~~100 million	11,896	6.3
Over ~~W~~100 million to ~~W~~500 million	23,173	12.3
Over ~~W~~500 million to ~~W~~1 billion	2,019	1.1
Over ~~W~~1 billion	1,263	0.7

Sub-total	58,127	31.0
Mortgage loans
Up to ~~W~~10 million	22	0.0
Over ~~W~~10 million to ~~W~~50 million	990	0.5
Over ~~W~~50 million to ~~W~~100 million	1,269	0.7
Over ~~W~~100 million to ~~W~~500 million	1,473	0.8
Over ~~W~~500 million to ~~W~~1 billion	49	0.0
Over ~~W~~1 billion	4	0.0

Sub-total	3,807	2.0
Credit cards
Up to ~~W~~10 million	3,252	1.8
Over ~~W~~10 million to ~~W~~50 million	586	0.3
Over ~~W~~50 million to ~~W~~100 million	48	0.0
Over ~~W~~100 million	212	0.1

Sub-total	4,098	2.2

	Aggregate loan		Percentage of
	balance		total loan balance
	(in billions of Won)

Foreign consumer loans
Up to ~~W~~10 million		3	0.0
Over ~~W~~10 million to ~~W~~50 million		9	0.0
Over ~~W~~50 million to ~~W~~100 million		10	0.0
Over ~~W~~100 million to ~~W~~500 million		74	0.0
Over ~~W~~500 million to ~~W~~1 billion		19	0.0
Over ~~W~~1 billion		—	0.0

Sub-total		115	0.1

Total	~~W~~	187,519	100%

(1)	Includes home equity loans.

Maturity Analysis

The following table sets out, as of December 31, 2009, the scheduled maturities (time remaining until maturity) of our loan portfolio. The amounts disclosed are before deduction of allowance for loan losses:

			Over 1 year
			but not more
	1 year or less		than 5 years		Over 5 years		Total
	(in billions of Won)

Domestic
Corporate
Commercial and industrial	~~W~~	66,346	~~W~~	22,911	~~W~~	7,227	~~W~~	96,484
Lease financing		53		427		—		480
Trade financing		10,321		—		—		10,321
Other commercial		3,676		1,818		1,108		6,602

Total corporate		80,396		25,156		8,335		113,887
Consumer
General purpose household(1)		25,374		10,691		22,062		58,127
Mortgage		1,220		1,179		1,408		3,807
Credit cards		3,690		407		1		4,098

Total consumer		30,284		12,277		23,471		66,032

Total domestic		110,680		37,433		31,806		179,919

			Over 1 year
			but not more
	1 year or less		than 5 years		Over 5 years		Total
	(in billions of Won)

Foreign
Corporate
Commercial and industrial		3,436		2,283		1,674		7,393
Lease financing		—		—		—		—
Trade financing		92		—		—		92
Other commercial		—		—		—		—

Total corporate		3,528		2,283		1,674		7,485
Consumer:
Other consumer		28		85		2		115

Total foreign		3,556		2,368		1,676		7,600

Total loans	~~W~~	114,236	~~W~~	39,801	~~W~~	33,482	~~W~~	187,519

(1)	Includes home equity loans.

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

Interest Rates

The following table shows, as of December 31, 2009, the total amount of our loans due after one year, that have fixed interest rates and variable or adjustable interest rates:

	Domestic		Foreign		Total
	(in billions of Won)

Fixed rate(1)	~~W~~	9,839	~~W~~	511	~~W~~	10,350
Variable or adjustable rates(2)		59,401		3,533		62,934

Total loans	~~W~~	69,240	~~W~~	4,044	~~W~~	73,284

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

Foregone interest is the interest due on non-accrual loans that we have not accrued in our books. If we had not foregone interest on our non-accrual loans, we would have recorded gross interest income of ~~W~~207 billion, ~~W~~292 billion and ~~W~~254 billion for 2007, 2008 and 2009, respectively, on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2007, 2008 and 2009 was ~~W~~118 billion and ~~W~~175 billion and ~~W~~136 billion, respectively.

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

	As of December 31,
	2005						2006						2007						2008						2009
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
	(in billions of Won)

Loans accounted for on a non-accrual basis Corporate	~~W~~	1,026	~~W~~	11	~~W~~	1,037	~~W~~	1,001	~~W~~	6	~~W~~	1,007	~~W~~	1,147	~~W~~	4	~~W~~	1,151	~~W~~	2,011	~~W~~	1	~~W~~	2,012	~~W~~	2,298	~~W~~	42	~~W~~	2,340

Consumer(1)		1,485		1		1,486		1,560		—		1,560		1,685		1		1,686		2,166		—		2,166		1,263		—		1,263

Sub-total		2,511		12		2,523		2,561		6		2,567		2,832		5		2,837		4,177		1		4,178		3,561		42		3,603
Accruing loans which are contractually past due one day or more as to principal or interest(2) Corporate		34		—		34		23		0		23		177		—		177		28		—		28		98		11		109
Consumer		47		—		47		29		0		29		41		—		41		47		—		47		26		—		26

Sub-total		81		—		81		52		—		52		218		—		218		75		—		75		124		11		135

Total	~~W~~	2,592	~~W~~	12	~~W~~	2,604	~~W~~	2,613	~~W~~	6	~~W~~	2,619	~~W~~	3,050	~~W~~	5	~~W~~	3,055	~~W~~	4,252	~~W~~	1	~~W~~	4,253	~~W~~	3,685	~~W~~	53	~~W~~	3,738

(1)	Includes credit card balances of ~~W~~95 billion, ~~W~~60 billion, ~~W~~199 billion, ~~W~~290 billion and ~~W~~105 billion as of December 31, 2005, 2006, 2007, 2008 and 2009, respectively.
(2)	Includes accruing loans that are contractually past due 90 days or more in the amount of ~~W~~2 billion, ~~W~~4 billion, ~~W~~2 billion and ~~W~~2 billion, as of December 31, 2006, 2007, 2008 and 2009, respectively.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated. In line with industry practice, we have restructured a portion of our delinquent credit card balances as loans.

				1-3 months			3-6 months			More than 6 months
	Normal			Amount			Amount			Amount			Total
As of December 31,	Amount		%	past due		%	past due		%	past due		%	Amount		%
	(in billions of Won, except percentages)

2005	~~W~~	102,833	98.8	~~W~~	335	0.3	~~W~~	325	0.3	~~W~~	630	0.6	~~W~~	104,123	100.0
2006		132,603	99.1		229	0.2		263	0.2		640	0.5		133,735	100.0
2007		157,985	98.8		1,255	0.8		278	0.2		350	0.2		159,868	100.0
2008		185,055	98.1		2,584	1.4		456	0.2		485	0.3		188,581	100.0
2009		185,250	98.8		1,375	0.7		324	0.2		570	0.3		187,519	100.0

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which we, together with borrowers and other creditors, restructure a borrower’s credit terms. In July 2001, the National Assembly of Korea adopted the Corporate Restructuring Promotion Act, which became effective in September 2001 and expired on December 31, 2005. The Act applied to more than 420 financial institutions in Korea, which included commercial banks, insurance companies, investment trust companies, securities companies, merchant banks, the KDIC and KAMCO. Under the Corporate Restructuring Promotion Act, all creditor financial institutions of a financially troubled borrower were required to participate in a creditors’ committee to prepare a restructuring plan. The approval of creditor financial institutions holding not less than two-thirds of the total debt outstanding of a borrower (as well as 75% of the total outstanding secured debt, if the restructuring plan includes secured debt restructuring) finalized the borrower’s restructuring plan, including debt restructuring and provision of additional funds. Once approved, the plan was also binding on all the creditor financial institutions of the borrower. Any creditor financial institution that disagreed with the final restructuring plan approved by the creditors’ committee had the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting creditor financial institution failed to come to an agreement on the terms of purchase, a coordination committee consisting of seven experts would be set up to resolve the matter. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio.”

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

Korean law has also provided for corporate rehabilitation proceedings, which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. That restructuring plan is subject to court approval.

The Korean Debtor Recovery and Bankruptcy Law was enacted on March 31, 2005 and became effective on April 1, 2006. Accordingly, each of the Company Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act was abolished. The Korean Debtor Recovery and Bankruptcy Law contains notable changes to previously existing corporate reorganization and composition procedures, including nullification of the composition procedures previously in place and the modification of reorganization procedures into rehabilitation proceedings under the Korean Debtor Recovery and Bankruptcy Law, whereby existing management would continue to oversee a company’s reorganization process (except that the court would be empowered to appoint a third-party receiver under certain circumstances). Notwithstanding this legislative change, any composition or company reorganization proceedings that were pending at the time the new law became effective will continue to be governed under the Composition Act and the Company Reorganization Act, respectively.

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2009, ~~W~~1,456 billion, or 0.6%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ~~W~~824 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and ~~W~~631 billion of loans to and debt securities of small- and medium-sized enterprises in workout, restructuring or rehabilitation, which represented 0.4% and 0.3% of our total loans and debt securities, respectively. Currently, a specialized unit in each of our banking subsidiaries manages their workout, restructured and rehabilitated loans. At Woori Bank, for example, the Corporate Restructuring Division manages its workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for loan losses.

The following table shows, as of December 31, 2009, our ten largest exposures that were in workout, restructuring or rehabilitation:

																	Amounts
	Loans								Guarantees								Classified as
	Won		Foreign		Equity		Debt		and		Credit		Total				Substandard
Company (Credit Rating)(1)	Currency		Currency		Securities		Securities		Acceptances		Derivatives		Exposures		Collateral(2)		or Below(3)		Allowance
	(in billions of Won)

Kumho Tire Co., Ltd. (CCC)	~~W~~	115	~~W~~	433	~~W~~	—	~~W~~	—	~~W~~	16	~~W~~	—	~~W~~	564	~~W~~	66	~~W~~	335	~~W~~	178
KSID Co., Ltd.(4)		173		—		—		—		—		—		173		—		—		46
Poonglim Industrial Co., Ltd. (CCC)		143		—		—		—		14		3		160		37		—		55
Amuty Second Co., Ltd. (A1)		70		—		—		—		—		—		70		—		—		11
Samho International Co., Ltd. (CCC)		49		—		—		—		—		—		49		—		49		44
Wonju Iwant Co., Ltd. (A1)		48		—		—		—		—		—		48		—		—		8
Junju Iwant Co., Ltd.(4)		44		—		—		—		—		—		44		—		—		7
City & Culture(4)		40		—		—		—		—		—		40		40		40		31
Samho Chunhwang First Co., Ltd.(4)		27		—		—		—		—		—		27		—		—		8
Keangnam Enterprises Ltd (CCC)(4)		28		—		—		—		8		—		36		—		—		22

Total	~~W~~	737	~~W~~	433	~~W~~	—	~~W~~	—	~~W~~	38	~~W~~	3	~~W~~	1,211	~~W~~	143	~~W~~	424	~~W~~	410

(1)	Credit rating as of December 31, 2009, from one of the following Korean credit agencies: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings.

(2)	The value of collateral is appraised based on future cash flow and observable market price.

(3)	Classification is based on the Financial Services Commission’s asset classification criteria.

(4)	Credit rating unavailable.

Troubled Debt Restructurings

The following table presents, as of the dates indicated, our loans that are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2005					2006					2007					2008					2009
	Domestic		Foreign	Total		Domestic		Foreign	Total		Domestic		Foreign	Total		Domestic		Foreign	Total		Domestic		Foreign	Total
	(in billions of Won)

Loans not included in “non-accrual and past due loans” which are classified as “troubled debt restructurings”	~~W~~	314	—	~~W~~	314	~~W~~	251	—	~~W~~	251	~~W~~	329	—	~~W~~	329	~~W~~	483	—	~~W~~	483	~~W~~	1,518	—	~~W~~	1,518

For 2009, interest income that we would have recorded under the original contract terms of restructured loans amounted to ~~W~~50 billion, of which we reflected ~~W~~46 billion as interest income for 2009.

Potential Problem Loans

As of December 31, 2009, we had ~~W~~5,325 billion of corporate loans that were current as to payment of principal and interest but where we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. These amounts were classified as impaired and therefore included in our calculation of specific loan loss allowance under U.S. GAAP. Potential problem loans are precautionary loans that we determine, through our internal loan review process, require close management and increased provisioning due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business.

Other Problematic Interest-Earning Assets

We have in the past received certain other interest-earning assets in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. However, as of December 31, 2009, we had no such assets.

Non-Performing Loans

Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “—Loan Classifications” above. The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2005			2006			2007			2008			2009
	(in billions of Won, except percentages)

Total non-performing loans	~~W~~	1,369	(1)	~~W~~	1,354	(2)	~~W~~	1,121	(3)	~~W~~	2,088	(4)	~~W~~	2,489	(5)
As a percentage of total loans		1.3%			1.0%			0.7%			1.1%			1.3%

(1)	Excludes ~~W~~46 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(2)	Excludes ~~W~~15 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(3)	Excludes ~~W~~5 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(4)	Excludes ~~W~~14 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(5)	Excludes ~~W~~20 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2005			2006			2007			2008			2009
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)

Domestic
Corporate
Commercial and industrial	~~W~~	802	58.6%	~~W~~	783	57.9%	~~W~~	788	70.3%	~~W~~	1,592	76.2%	~~W~~	1,819	73.1%
Lease financing		—	—		—	—		4	0.4		9	0.4		11	0.4
Trade financing		76	5.6		102	7.5		45	4.0		112	5.4		112	4.5
Other commercial		59	4.3		65	4.8		4	0.4		7	0.3		152	6.1

Total corporate		937	68.4		950	70.2		841	75.1		1,720	82.4		2,094	84.1
Consumer
General purpose household(1)		281	20.5		308	22.7		241	21.5		285	13.6		257	10.3
Mortgage		97	7.1		54	4.0		—	—		12	0.6		10	0.4

Total consumer		378	27.6		362	26.7		241	21.5		297	14.2		267	10.7
Credit cards		46	3.4		33	2.4		36	3.2		57	2.7		52	2.1

Total domestic		1,361	99.4		1,345	99.3		1,118	99.7		2,074	99.3		2,413	96.9
Foreign
Corporate
Commercial and industrial		8	0.7		8	0.6		3	0.3		14	0.7		76	3.1
Lease financing		—	—		—	—		—	—		—	—		—	—
Trade financing		—	—		1	0.1		—	—		—	—		—	—
Other commercial		—	—		—	—		—	—		—	—		—	—

Total corporate		8	0.7		9	0.7		3	0.3		14	0.7		76	3.1
Consumer		—	—		—	—		—	—		—	—		—	—

Total foreign		8	0.7		9	0.7		3	0.3		14	0.7		76	3.1

Total non-performing loans	~~W~~	1,369	100.0%	~~W~~	1,354	100.0%	~~W~~	1,121	100.0%	~~W~~	2,088	100.0%	~~W~~	2,489	100.0%

(1)	Includes home equity loans.

Top 20 Non-Performing Loans. As of December 31, 2009, our 20 largest non-performing loans accounted for 59.0% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross		Allowance
	principal		for loan
	outstanding		losses		Collateral(1)		Industry
	(in billions of Won)

Borrower A	~~W~~	347	~~W~~	71	~~W~~	39	Manufacturing
Borrower B		231		46		15	Construction
Borrower C		108		53		—	Construction
Borrower D		100		29		41	Manufacturing
Borrower E		92		18		—	Construction
Borrower F		75		75		—	Construction
Borrower G		74		42		4	Manufacturing
Borrower H		67		29		—	Other
Borrower I		56		27		—	Construction
Borrower J		55		13		—	Construction
Borrower K		40		8		40	Construction
Borrower L		38		11		1	Manufacturing
Borrower M		35		7		11	Construction
Borrower N		30		6		—	Construction
Borrower O		24		6		—	Manufacturing
Borrower P		23		23		—	Manufacturing
Borrower Q		22		8		4	Manufacturing
Borrower R		18		4		15	Manufacturing
Borrower S		17		8		4	Manufacturing
Borrower T		17		9		10	Manufacturing

Total	~~W~~	1,469	~~W~~	493	~~W~~	184

(1)	The value of collateral is appraised based on future cash flow and observable market price.

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

Foreclosure and Collateral. We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2007, 2008 and 2009, we foreclosed on collateral we obtained with respect to loan balances representing approximately 0.3%, 0.2% and 0.2% respectively, of our average interest-bearing loan balances in each of those periods. We believe, based on our general understanding of the U.S. banking industry, that we generally foreclose on collateral somewhat less frequently than similarly situated U.S. banks.

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

Sales of Non-Performing Loans

The overall asset quality of our loan portfolio is affected by sales of non-performing loans. These sales have been made primarily to KAMCO and to special purpose companies established as a result of joint ventures with several financial institutions.

The following table sets forth Korean GAAP information regarding our sales of loans for the periods indicated:

	Year ended December 31,
	2007						2008						2009
	Principal						Principal						Principal
	Amount		Sale		Gain		Amount		Sale		Gain		Amount		Sale		Gain
Purchaser	Sold		Price		(loss)		Sold		Price		(loss)		Sold		Price		(loss)
	(in billions of Won)

KAMCO	~~W~~	140	~~W~~	111	~~W~~	6	~~W~~	260	~~W~~	195	~~W~~	(56)	~~W~~	44	~~W~~	34	~~W~~	(3)
Joint venture special purpose companies		349		290		22		189		158		—		853		641		(4)
Others		—		—		—		73		74		1		—		—		—

Total	~~W~~	489	~~W~~	401	~~W~~	28	~~W~~	522	~~W~~	427	~~W~~	(55)	~~W~~	897	~~W~~	675	~~W~~	(7)

Korea Asset Management Corporation. In December 1997, in response to difficulties faced by Korean financial institutions as a result of the severe economic downturn in Korea, the Korean government authorized KAMCO to purchase from those institutions certain assets (which were primarily classified as substandard or below) at discounted prices. From 1997 through December 31, 2009, we and our predecessor entities sold an aggregate of ~~W~~9,425 billion of substandard or below loans to KAMCO. In addition, in March 2009, the Korea government announced its plans to provide support to financial institutions and companies in the project finance industry by purchasing, through KAMCO, up to ~~W~~4.7 trillion of project finance loans designated by the Financial Supervisory Service as “endangered.”

Pursuant to the terms of certain of these sales, KAMCO can require us to repurchase substandard or below loans we have sold to it in the event that:

•	the underlying documentation of the loan is incomplete;

•	there is a flaw in the perfection of any security interest underlying the loan; or

•	certain litigation regarding the loan is pending.

In addition, we may be required to repurchase any loan relating to a borrower that has applied to a court for reorganization or that is the subject of reorganization proceedings at the time the loan was sold to KAMCO if a court rejects the application for reorganization, disapproves the reorganization plan or fails to approve the reorganization plan within two years of the sale. We may also be required to repurchase a loan if a court determines that the borrower cannot meet the terms of the repayment schedule developed in the reorganization proceeding. The ability of KAMCO to exercise its right to require us to repurchase loans sold is without limit. As of December 31, 2009, the aggregate principal amount of loans subject to these repurchase rights was ~~W~~4 billion, and we recorded no liability relating to those loans.

Joint Ventures. In April 2005, Woori Bank entered into a joint venture agreement with Merrill Lynch to dispose of approximately US$111 million of our precautionary loans. A special purpose company was established to purchase such loans from Woori Bank and to securitize such loans through the issuance of asset-backed securities.

In February 2006, Woori F&I entered into a joint venture arrangement with CRT9 Yugen Kaisha, a subsidiary of Shinsei Bank, to dispose of our substandard or below loans, and a special purpose company was established to purchase such loans from us and to securitize such loans through the issuance of asset-backed securities. In connection with such arrangement, Woori F&I transferred 49% of its 100% interest in Woori CA Asset Management to CRT9 Yugen Kaisha. Woori CA Asset Management was subsequently renamed Woori SB Asset Management and manages the substandard or below loans purchased from us by the special purpose company and receives asset management fees from the special purpose company, as well as a performance fee based on a percentage of asset resolutions. In December 2009, Woori F&I repurchased the 49% interest in Woori SB Asset Management held by CRT9 Yugen Kaisha and renamed it Woori AMC Co., Ltd., and the joint venture arrangement was terminated.

Allocation of Allowances for Loan Losses

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type:

	As of December 31,
	2005			2006			2007			2008			2009
	(in billions of Won, except percentages)

Domestic
Corporate
Commercial and industrial	~~W~~	915	60.0%	~~W~~	1,084	58.4%	~~W~~	1,068	61.5%	~~W~~	1,936	65.8%	~~W~~	2,653	74.6%
Lease financing		1	0.1		—	0.0		15	0.9		4	0.1		11	0.3
Trade financing		85	5.6		128	6.9		88	5.1		187	6.4		279	7.8
Other commercial		67	4.4		119	6.4		69	4.0		217	7.4		166	4.7

Total corporate		1,068	70.1		1,331	71.7		1,240	71.4		2,344	79.7		3,109	87.4
Consumer
General purpose household(1)		340	22.3		372	20.1		331	19.1		320	10.9		182	5.1
Mortgage		2	0.1		44	2.4		21	1.2		16	0.5		11	0.3

Total consumer		342	22.4		416	22.5		352	20.3		336	11.4		193	5.4
Credit cards		64	4.2		51	2.7		59	3.4		97	3.3		78	2.2

Total domestic		1,474	96.7		1,798	96.9		1,651	95.1		2,777	94.4		3,380	95.0
Foreign
Corporate
Commercial and industrial		50	3.2		55	2.9		58	3.3		161	5.5		175	4.9
Lease financing		—	—		—	—		—	—		—	—		—	—
Trade financing		1	0.1		1	0.1		1	0.1		3	0.1		2	0.1
Other commercial		—	—		—	—		—	—		—	—		—	—

Total corporate		51	3.3		56	3.0		59	3.4		164	5.6		177	5.0
Consumer		—	—		1	0.1		26	1.5		—	—		—	—
Total foreign		51	3.3	~~W~~	57	3.1	~~W~~	85	4.9	~~W~~	164	5.6	~~W~~	177	5.0

Total allowance for loan losses	~~W~~	1,525	100.0%	~~W~~	1,855	100.0%	~~W~~	1,736	100.0%	~~W~~	2,942	100.0%	~~W~~	3,557	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our allowances for loan losses for the periods indicated:

	Year ended December 31,
	2005		2006		2007		2008		2009
	(in billions of Won)

Balance at the beginning of the period	~~W~~	1,806	~~W~~	1,525	~~W~~	1,855	~~W~~	1,736	~~W~~	2,942
Provision for credit losses		308		509		219		1,608		2,408
Allowance relating to credit-related commitments transferred to loans		58		15		11		13		47
Allowance relating to loans acquired in connection with acquisitions of Woori Securities, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea		—		0		—		—		—
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(173)		(86)		(175)		(186)		(757)
Lease financing		—		0		(2)		(1)		(9)
Trade financing		(34)		(13)		(28)		(24)		(81)
Other commercial		(54)		(9)		(19)		(16)		(47)

Total corporate		(261)		(108)		(224)		(227)		(894)
Consumer
General purpose household(1)		(119)		(64)		(176)		(113)		(456)
Mortgage		(6)		(10)		(10)		(6)		(30)

Total consumer		(125)		(74)		(186)		(119)		(486)
Credit cards		(183)		(87)		(83)		(113)		(203)
Total domestic		(569)		(269)		(493)		(459)		(1,583)
Foreign		(3)		(2)		(18)		(19)		(60)
Allowance relating to loans sold		(276)		(90)		—		(40)		(317)

Total gross charge-offs		(848)		(361)		(511)		(518)		(1,960)
Recoveries:
Domestic
Corporate
Commercial and industrial		78		45		34		14		44
Lease financing		1		0		1		0		1
Trade financing		13		7		9		2		5
Other commercial		18		4		6		1		3

Total corporate		110		56		50		17		53
Consumer
General purpose household		10		34		36		8		27
Mortgage and home equity		—		5		3		1		2

Total consumer		10		39		39		9		29
Credit cards		98		78		66		61		59

Total domestic		218		173		155		87		141
Foreign		4		1		6		1		3

Total recoveries		222		174		161		88		144

Net charge-offs		(626)		(187)		(350)		(430)		(1,816)
Allowance related to loans transferred to held-for-sale		—		0		—		—		—
Allowance relating to disposal of Woori Securities		(15)		0		—		—		—
Foreign exchange translation effects		(6)		(7)		1		15		(24)

Balance at the end of the period	~~W~~	1,525	~~W~~	1,855	~~W~~	1,736	~~W~~	2,942	~~W~~	3,557

Ratio of net charge-offs during the period to average loans outstanding during the period(2)		0.65%		0.16%		0.24%		0.23%		0.97%

(1)	Includes home equity loans.
(2)	Includes amounts relating to allowance related to loans transferred to held-for-sale.

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured debt and two-thirds of the outstanding secured debt, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding ~~W~~500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit.

On April 1, 2006, the Korean Debtor Recovery and Bankruptcy Law took effect and replaced the Individual Debtor Rehabilitation Law. Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ~~W~~500 million of unsecured debt and/or ~~W~~1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

On September 2, 2008, to support consumer borrowers with low credit scores, the Financial Services Commission established the Credit Rehabilitation Fund to purchase from creditors the loans of such borrowers that are in default and to provide guarantees so that such loans may be refinanced at lower rates. The Credit Rehabilitation Fund provides support to (i) individuals with low credit scores who are in default on loans not exceeding ~~W~~50 million in principal amount in the aggregate (which requirement will be waived for individuals who are “basic living welfare recipients”) for a period of three months or more and (ii) individuals with low credit scores ranging from category 6 to 10 who are in default on loans not exceeding ~~W~~30 million in principal amount in the aggregate (which requirement will be waived for individuals who are basic living welfare recipients) and the interest rate of which is 30% or more.

In March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following a one-year extension by the Korean government, is expected to continue until April 2011. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided for retail borrowers with total loans of less than ~~W~~500 million who are in arrears on their payments for more than 30 days but less than 90 days.

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

Our investments in debt securities include primarily bonds issued by government-related entities, as well as corporate bonds that have been guaranteed by banks (other than merchant banks), government-related funds or privately capitalized funds that we consider to have a low credit risk. As of December 31, 2009, we owned ~~W~~401 billion of KDIC debentures, which represent 1.0% of our investment securities. See “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

Our securities investments are subject to various guidelines, including limitations prescribed under the Financial Holdings Company Act and the Bank Act. Under these regulations, a bank holding company may not own (i) more than 5% of the total issued and outstanding shares of another finance-related company, (ii) any shares of its affiliates, other than its direct or indirect subsidiaries or (iii) any shares of a non-finance-related company. In addition, each of our subsidiaries must limit its investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and Korean government bonds) to 60% of the sum of its total Tier I and Tier II capital amount (less any capital deductions). Each of our subsidiaries is also generally prohibited from purchasing or retaining permanent ownership interests in equity securities of other banking institutions or acquiring more than 15% of the shares with voting rights issued by any other corporation. Each of our banking subsidiaries and its respective trust accounts are prohibited from acquiring the shares of any of our “major shareholders,” as defined in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Shareholder,” in excess of an amount determined by enforcement decree within a maximum limit of 1% of the sum of our Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity” and “—Restrictions on Shareholdings in Other Companies.”

Our and our subsidiaries’ investments in foreign currencies are subject to certain limits and restrictions specified in our and our subsidiaries’ internal guidelines relating to country exposure, a single issuer and type of security exposure, and total investments by individual business units.

The following table sets out the definitions of the four types of securities investments we hold:

Category	Classification	Valuation Method

Trading securities	Securities held in anticipation of short- term market movements, which have been acquired for the purpose of short-term capital gains.	Marked-to-market and reported at fair value. We record unrealized gains and losses in income. Trading securities held by our overseas branches are stated at market value unless otherwise required by regulatory authorities in countries where the overseas branches are located.
Available-for-sale securities	Securities not classified as held to maturity or trading or other investments. Securities are classified as available- for-sale when we intend to hold them for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs.	Marked-to-market and reported at fair value, with unrealized gains and losses being recorded in other comprehensive income as unrealized gain or loss on valuation of investment securities. If the fair value of available-for-sale securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Category	Classification	Valuation Method

For impaired available-for-sale debt securities that we do not intend to sell and we believe that it is more-likely- than-not that we will not be required to sell before recovery of the amortized cost basis, we consider both qualitative and quantitative valuation factors to evaluate whether we expect to recover the entire amortized cost basis of such securities and the amount of the other- than-temporary impairment is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income.
Other investments	Equity securities where we exercise significant influence over the operating and financial policies of an investee.	Valued pursuant to the equity method of accounting, based on net asset value. We reflect our share in net income or net loss of these entities in our income statement. Changes in retained earnings, capital surplus or other capital accounts of these entities are accounted for as adjustments to our retain earnings or capital adjustments, consistent with the manner reflected in these entities’ financial statements.
Held-to-maturity securities	Debt securities are classified as held- to-maturity securities when we have the positive ability and intent to hold until maturity.	Valued at acquisition cost, adjusted for accretion or amortization of discounts and premiums. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.
	Equity investment securities that do not have a readily determinable fair value.	Valued at acquisition cost. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Book Value and Market Value

The following table sets out the book value and market value of securities in our portfolio as of the dates indicated:

	As of December 31,
	2007				2008				2009
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)

Trading securities
Equity securities	~~W~~	323	~~W~~	323	~~W~~	224	~~W~~	224	~~W~~	379	~~W~~	379
Beneficiary certificates		348		348		124		124		45		45
Debt securities
Korean treasury securities and government agency securities		2,388		2,388		2,677		2,677		3,380		3,380
Debt securities issued by financial institutions		937		937		798		798		890		890
Corporate debt securities		4,539		4,539		2,887		2,887		4,667		4,667
Asset backed securities		1,121		1,121		2,137		2,137		728		728

Total—Trading		9,656		9,656		8,847		8,847		10,089		10,089
Available-for-sale securities
Equity securities		1,653		1,653		988		988		368		368
Beneficiary certificates		1,186		1,186		1,521		1,521		1,206		1,206
Debt securities
Korean treasury securities and government agency securities		10,553		10,553		8,931		8,931		4,348		4,348
Debt securities issued by financial institutions		5,303		5,303		3,970		3,970		2,265		2,265
Corporate debt securities		6,907		6,907		5,839		5,839		6,960		6,960
Asset backed securities		1,615		1,615		2,087		2,087		838		838
Debt securities issued by foreign governments		18		18		70		70		74		74

Total—Available-for-sale		27,235		27,235		23,406		23,406		16,059		16,059
Held-to-maturity securities
Debt securities
Korean treasury securities and government agency securities		6,413		6,343		6,977		7,120		11,502		11,520
Debt securities issued by financial institutions		1,585		1,559		2,335		2,341		2,503		2,515
Corporate debt securities		56		57		119		116		1,358		1,369
Asset backed securities		46		45		81		81		491		497
Debt securities issued by foreign governments		116		116		100		100		120		120

Total—Held-to-maturity		8,216		8,120		9,612		9,758		15,974		16,021

Total securities	~~W~~	45,107	~~W~~	45,011	~~W~~	41,865	~~W~~	42,011	~~W~~	42,122	~~W~~	42,169

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2009:

	As of December 31, 2009
				Over 1 but			Over 5 but
	Within 1 year			Within 5 years			Within 10 years			Over 10 years			Total
			Weighted			Weighted			Weighted			Weighted			Weighted
			Average			Average			Average			Average			Average
	Amount		Yield(1)	Amount		Yield(1)	Amount		Yield(1)	Amount		Yield(1)	Amount		Yield(1)
	(in billions of Won)

Trading securities
Korean treasury securities and government agencies	~~W~~	183	4.77%	~~W~~	2,974	4.65%	~~W~~	223	5.45%	~~W~~	—	—	~~W~~	3,380	4.71%
Debt securities issued by financial institutions		435	4.66		456	4.98		—	—		—	—		890	4.82
Corporate debt securities		4,479	3.34		188	5.36		—	—		—	—		4,667	3.40
Asset backed securities		728	3.24		—	—		—	—		—	—		728	3.24

Total	~~W~~	5,825	3.47%	~~W~~	3,618	4.73%	~~W~~	223	5.45%	~~W~~	—	—	~~W~~	9,665	3.99%

Available-for-sale securities
Korean treasury securities and government agency	~~W~~	875	3.59%	~~W~~	2,229	4.80%	~~W~~	472	4.54%	~~W~~	772	—	~~W~~	4,348	4.51%
Debt securities issued by financial institutions		1,135	5.57		552	5.17		429	4.10		150	6.70		2,266	5.27
Corporate debt securities		3,671	4.95		1,844	6.45		300	3.23		1,145	4.63		6,960	5.84
Asset backed securities		405	4.43		233	13.38		175	12.91		25	81.42		838	10.98
Debt securities issued by foreign governments		18	19.86		56	49.49		—	—		—	—		74	42.44

Total	~~W~~	6,104	4.88%	~~W~~	4,914	6.38%	~~W~~	1,376	5.19%	~~W~~	2,092	5.17%	~~W~~	14,486	5.54%

Held-to-maturity securities
Korean treasury securities and government agencies	~~W~~	6,096	4.03%	~~W~~	5,397	3.88%	~~W~~	—	—	~~W~~	9	2.65%	~~W~~	11,502	3.96%
Debt securities issued by financial institutions		1,450	5.64		958	5.51		60	6.79		35	7.33		2,503	5.64
Corporate debt securities		307	3.69		1,041	5.44		10	6.83		—	—		1,358	5.76
Asset backed securities		20	3.94		145	5.62		—	—		326	8.86		491	7.70
Debt securities issued by foreign governments		2	—		118	—		—	—		—	—		120	—

Total	~~W~~	7,875	4.31%	~~W~~	7,659	4.27%	~~W~~	70	6.79%	~~W~~	370	8.57%	~~W~~	15,974	4.40%

(1)	The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities).

Risk Concentrations

As of December 31, 2009, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity at such date. As of December 31, 2009, our stockholders’ equity was ~~W~~12,866 billion.

	As of December 31, 2009
	Book Value		Market Value
	(in billions of Won)

Name of issuer:
The Bank of Korea	~~W~~	11,291	~~W~~	11,311
Korean government		7,973		7,971

Total	~~W~~	19,264	~~W~~	19,282

The Bank of Korea is a Korean government entity.

Funding

We fund our lending and other activities using various sources, both domestic and foreign. Our primary funding strategy is to maintain stable and low-cost funding. We have in the past achieved this in part by increasing the average balances of low-cost customer deposits, in particular demand deposits and savings deposits.

Customer deposits are our principal funding source. Customer deposits accounted for 70.1% of our total funding as of December 31, 2007, 70.8% of our total funding as of December 31, 2008 and 73.5% of our total funding as of December 31, 2009.

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

As of December 31, 2009, approximately 94.3% of our total funding was denominated in Won.

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

	For the year ended December 31,
	2007			2008			2009
	Average		Average	Average		Average	Average		Average
	Balance(1)		Rate Paid	Balance(1)		Rate Paid	Balance(1)		Rate Paid
				(in billions of Won)

Demand deposits:
Non-interest-bearing	~~W~~	4,168	—	~~W~~	6,132	—	~~W~~	4,579	—
Interest-bearing		24,912	0.27%		25,125	0.30%		27,652	0.28%
Time deposits
Certificates		19,618	5.06		21,808	6.28		15,070	5.14
Other time deposits		76,989	4.55		92,498	5.26		111,828	3.77
Savings deposits		11,306	3.06		15,850	3.73		21,423	1.88
Mutual installment deposits(2)		455	3.59		344	3.88		257	3.32

Average total deposits	~~W~~	137,899	3.70	~~W~~	161,757	4.44	~~W~~	180,809	3.11

(1)	Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.
(2)	Mutual installment deposits are interest-bearing deposits offered by us, which enable customers to become eligible to apply for loans secured by such deposits while they maintain an account with us. In order to qualify to apply for such a loan, a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. Any such loan will be secured in an amount up to the holder’s mutual installment deposit and will be subject to the same loan underwriting policy we apply for other secured loans. For the portion of the loan, if any, that is not secured, we apply the same loan underwriting policy as we would for other unsecured loans.

For a description of our retail deposit products, see “—Business—Consumer Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Consumer Banking—Deposit-Taking Activities.”

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2009, the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had fixed maturities in excess of ~~W~~100 million:

	As of December 31, 2009
					Mutual
	Certificates of		Other Time		Installment
	Deposit		Deposits		Deposits		Total
			(in billions of Won)

Maturing within three months	~~W~~	3,064	~~W~~	18,486	~~W~~	11	~~W~~	21,561
After three but within six months		3,181		9,163		6		12,350
After six but within 12 months		5,728		43,305		10		49,043
After 12 months		3,445		3,589		13		7,047

Total	~~W~~	15,418	~~W~~	74,543	~~W~~	40	~~W~~	90,001

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt as of December 31, 2009 was as follows:

	Amount
	(in billions of Won)

Due in 2010		14,682
Due in 2011		6,394
Due in 2012		6,060
Due in 2013		2,379
Due in 2014		4,292
Thereafter		9,602

Gross long-term debt		43,409
Less: discount		(69)

Total long-term debt, net	~~W~~	43,340

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less:

	As of and for the year ended December 31,
	2007		2008		2009
	(in billions of Won)

Call money
Year-end balance	~~W~~	3,008	~~W~~	2,960	~~W~~	5,687
Average balance(1)		1,965		3,779		4,576
Maximum balance		3,008		4,271		8,244
Average interest rate(2)		4.90%		3.63%		1.90%
Year-end interest rate		0.74%~7.07%		0.35%~3.08%		0.68%~3.64%
Borrowings from the Bank of Korea(3)
Year-end balance	~~W~~	932	~~W~~	1,183	~~W~~	1,560
Average balance(1)		1,035		943		1,376
Maximum balance		1,149		1,183		1,803
Average interest rate(2)		2.94%		3.01%		1.36%
Year-end interest rate		3.25%		1.75%		1.25%
Other short-term borrowings(4)
Year-end balance	~~W~~	13,000	~~W~~	17,276	~~W~~	11,275
Average balance(1)		13,124		13,145		14,002
Maximum balance		14,398		22,549		24,693
Average interest rate(2)		4.52%		5.31%		3.21%
Year-end interest rate		0.00%~10.50%		1.27%~10.50%		1.27%~10.50%

(1)	Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings in domestic and foreign currency, short-term secured borrowings and foreign currency debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured.

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

See Note 18 of the notes to our consolidated financial statements for a summary of our secured borrowings and relevant collateral as of December 31, 2007, 2008 and 2009.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act (Law No. 6274, October 23, 2000), last amended on July 31, 2009, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

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

Under the Financial Holding Company Act, a financial holding company must primarily engage in controlling its subsidiaries by holding equity stakes in them equal in aggregate to at least 50% of the financial holding company’s aggregate assets based on its latest balance sheet. A financial holding company may engage only in the following activities:

•	controlling the management of its subsidiaries;

•	financially supporting its direct and indirect subsidiaries;

•	raising capital necessary for investment in its subsidiaries or providing financial support to its direct and indirect subsidiaries;

•	supporting the business of its direct and indirect subsidiaries for the joint development and marketing of new products;

•	supporting the operations of its direct and indirect subsidiaries by providing access to data processing, legal and accounting resources; and

•	any other businesses exempted from authorization, permission or approval under the applicable laws and regulations.

The Financial Holding Company Act requires every financial holding company (other than a financial holding company that is controlled by another financial holding company) and its subsidiaries to obtain prior approval from, or file a prior report with, the Financial Services Commission before acquiring control of another company. In addition, the Financial Services Commission must grant permission to liquidate or to merge with any other company before the liquidation or merger. A financial holding company must report to the Financial Services Commission when its officers or largest shareholder changes, and when it ceases to control any of its direct and indirect subsidiaries by disposing of their shares.

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

Financial Exposure to Any Individual Customer and Major Shareholder

Subject to certain exceptions, the aggregate credit (as defined in the Financial Holding Company Act, the Bank Act, the Financial Investment Services and Capital Markets Act, the Insurance Business Act, the Mutual

Savings Bank Act and the Specialized Credit Financial Business Act, respectively) of a financial holding company and its direct and indirect subsidiaries that are banks, merchant banks, financial investment companies, insurance companies, saving banks or specialized credit financial business companies (which we refer to as “Financial Holding Company Total Credit”) to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act will not be permitted to exceed 25% of net aggregate equity capital (as defined below).

“Net aggregate equity capital” is defined as the sum of:

(1) in case of a financial holding company, the capital amount as defined in Article 24-3(7), Item 2 of the Enforcement Decree of the Financial Holding Company Act;

(2) in case of a bank, the capital amount as defined in Article 2(1), Item 5 of the Bank Act;

(3) in case of a merchant bank, the capital amount as defined in Article 342(1) of the Financial Investment Services and Capital Markets Act;

(4) in case of a financial investment company, the capital amount as defined in Article 37(3) of the Enforcement Decree of the Financial Holding Company Act;

(5) in case of an insurance company, the capital amount as defined in Article 2, Item 14 of the Insurance Business Act;

(6) in case of a savings bank, the capital amount as defined in Article 2, Item 4 of the Mutual Savings Bank Act; and

(7) in case of a specialized credit financial business company, the capital amount as defined in Article 2, Item 19 of the Specialized Credit Financial Business Act;

less the sum of:

(1) the amount of shares of direct and indirect subsidiaries held by the financial holding company;

(2) the amount of shares that are cross-held by each direct and indirect subsidiary that is a bank, merchant bank, financial investment company, insurance company, savings bank or specialized credit financial business company; and

(3) the amount of shares of a financial holding company held by such direct and indirect subsidiaries that are banks, merchant banks or financial investment companies, insurance companies, savings banks or specialized credit financial business companies.

The Financial Holding Company Total Credit to a single individual or judicial person may not exceed 20% of the net aggregate equity capital. In addition, the Financial Holding Company Total Credit to a shareholder holding (together with the persons who have a “special relationship” with the shareholder, as defined in the Enforcement Decree of the Financial Holding Company Act) in aggregate more than 10% of the total issued and outstanding voting shares of a financial holding company generally may not exceed the lesser of (x) 25% of the net aggregate equity capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of such shareholder (together with the persons who have a special relationship with such shareholder).

Further, the total sum of credits (as defined in the Financial Holding Company Act, the Bank Act, the Financial Investment Services and Capital Markets Act, the Insurance Business Act, the Mutual Savings Bank Act and the Specialized Credit Financial Business Act, respectively) of a bank holding company and its direct and indirect subsidiaries that are banks, merchant banks, financial investment companies, insurance companies, savings banks or specialized credit financial business companies, as applicable (“Bank Holding Company Total Credit”) extended to a “major shareholder” (as defined below) (together with the persons who have a special relationship with that major shareholder) will not be permitted to exceed the lesser of (x) 25% of the net aggregate equity capital and (y) the amount of the equity capital of the bank holding company multiplied by the shareholding ratio of the major shareholder, except for certain cases.

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

In addition, the total sum of the Bank Holding Company Total Credit granted to all of a bank holding company’s major shareholders must not exceed 25% of the bank holding company’s net aggregate equity capital. Furthermore, any bank holding company that, together with its direct and indirect subsidiaries, intends to extend credit to the bank holding company’s major shareholder in an amount equal to or exceeding the lesser of (x) the amount equivalent to 0.1% of the net aggregate equity capital and (y) ~~W~~5 billion, in any single transaction, must obtain prior unanimous board resolutions and then, immediately after providing the credit, must file a report to the Financial Services Commission and publicly disclose the filing of the report.

Restrictions on Transactions Among Direct and Indirect Subsidiaries and Financial Holding Company

Generally, a direct or indirect subsidiary of a financial holding company may not extend credits (excluding the amount of corporate credit card payments issued by a direct or indirect subsidiary of a financial holding company that is engaged in the banking business) to that financial holding company. In addition, a direct or indirect subsidiary of a financial holding company may not extend credits (excluding the amount of corporate credit card payments issued by a direct or indirect subsidiary of a financial holding company that is engaged in the banking business) to other direct or indirect subsidiaries of the financial holding company in excess of 10% of its capital amount on an individual basis or to those subsidiaries in excess of 20% of its capital amount on an aggregate basis. The subsidiary extending the credit must also obtain adequate collateral from the other subsidiaries unless the credit is otherwise approved by the Financial Services Commission.

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

(3) transfers or in-kind contributions to a corporate restructuring vehicle under the Corporate Restructuring Investment Companies Act; and

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

Restrictions on Shareholdings in Other Companies

Generally, a financial holding company may not own (i) more than 5% of the total issued and outstanding shares of another finance-related company, (ii) any shares of its affiliates, other than its direct or indirect subsidiaries or (iii) any shares of a non-finance-related company.

Restrictions on Shareholdings by Direct and Indirect Subsidiaries

A direct subsidiary of a financial holding company may not control any other company other than, as an indirect subsidiary of the financial holding company:

•	financial institutions established in foreign jurisdictions;

•	certain financial institutions which are engaged in any business that the direct subsidiary may conduct without any licenses or permits;

•	certain financial institutions whose business is related to the business of the direct subsidiary as described by the Enforcement Decree of the Financial Holding Company Act (for example, a bank subsidiary may control only credit information companies, credit card companies and financial investment companies with a dealing, brokerage, collective investment, investment advice, discretionary investment management and/or trust license);

•	certain financial institutions whose business is related to the financial business as prescribed by the regulations of the Ministry of Strategy and Finance; and

•	certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Enforcement Decree of the Financial Holding Company Act (for example, a finance-related research company or a finance-related information technology company).

Acquisition of such indirect subsidiaries by direct subsidiaries of a financial holding company requires prior permission from the Financial Services Commission or the submission of a report to the Financial Services Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.

Subject to certain exceptions, an indirect subsidiary of a financial holding company may not control any other company. If an indirect subsidiary of a financial holding company had control over another company at the time it became such an indirect subsidiary, the indirect subsidiary is required to dispose of its interest in the company within two years from such time.

Restrictions on Transactions between a Bank Holding Company and its Major Shareholder

A bank holding company and its direct and indirect subsidiaries may not acquire (including through their respective trust accounts) shares issued by the bank holding company’s major shareholder in excess of 1% of the net aggregate equity capital (as defined above). In addition, if those entities intend to acquire shares issued by that major shareholder in any single transaction equal to or in excess of the lesser of (x) the amount equivalent to 0.1% of the net aggregate equity capital and (y) ~~W~~5 billion, that entity must obtain prior unanimous board resolutions and then, immediately after the acquisition, file a report to the Financial Services Commission and publicly disclose the filing of the report.

Restriction on Ownership of a Financial Holding Company

Under the Financial Holding Company Act, a financial institution generally may not control a financial holding company. In addition, any single shareholder and persons who have a special relationship with that shareholder may acquire beneficial ownership of no more than 10% of the total issued and outstanding shares with voting rights of a bank holding company that controls nationwide banks or 15% of the total issued and outstanding shares with voting rights of a bank holding company that controls only regional banks. The Korean government and the KDIC are not subject to this limit. “Non-financial business group companies” (as defined below), however, may not acquire the beneficial ownership of shares of a bank holding company controlling nationwide banks in excess of 9% of that bank holding company’s outstanding voting shares unless they obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 9% limit, in which case they may acquire beneficial ownership of up to 10%. Any other person (whether a Korean national or a foreign investor) may acquire no more than 10% of total voting shares issued and outstanding of a bank holding company controlling nationwide banks unless they obtain approval from the Financial Services Commission in each instance where the total holding will exceed 10% (or 15% in the case of a bank holding company controlling only regional banks), 25% or 33% of the total voting shares issued and outstanding of that bank holding company controlling nationwide banks.

“Non-financial business group companies” as defined under the Financial Holding Company Act include:

(1) any same shareholder group where the aggregate net assets of all non-financial business companies belonging to that group equals or exceeds 25% of the aggregate net assets of all members of that group;

(2) any same shareholder group where the aggregate assets of all non-financial business companies belonging to that group equals or exceeds ~~W~~2 trillion; or

(3) any mutual fund where a same shareholder group identified in (1) or (2) above owns more than 9% of the total issued and outstanding shares of that mutual fund.

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

Principal Regulations Applicable to Banks

Capital Adequacy and Allowances

The Bank Act requires nationwide banks, such as Woori Bank, to maintain a minimum paid-in capital of ~~W~~100 billion and regional banks, such as Kyongnam Bank and Kwangju Bank, to maintain a minimum paid-in capital of ~~W~~25 billion. All banks, including foreign bank branches in Korea, are also required to maintain a prescribed solvency position. A bank must also set aside in its legal reserve an amount equal to at least 10% of the net income after tax each time it pays dividends on net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

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

See “—Recent Regulations Relating to Retail Household Loans” and “—Credit Card Business.”

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Bank Act. Banks may not invest an amount exceeding 60% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a maturity of over three years. This stipulation does not apply to Korean government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea. The Financial Services Commission also requires each Korean bank to:

•	maintain a Won liquidity ratio (defined as Won assets due within one month, including marketable securities, divided by Won liabilities due within one month) of not less than 100% and to make monthly reports to the Financial Supervisory Service;

•	maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 85%;

•	maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign currency assets, of not less than negative 3%;

•	maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign currency assets, of not less than negative 10%; and

•	submit monthly reports with respect to the maintenance of these ratios.

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

Furthermore, pursuant to the Regulation on Supervision of Banking Business issued by the Financial Services Commission as amended by Notice No. 2009-65 dated December 31, 2009, beginning on July 1, 2010, foreign exchange agencies, including our subsidiary banks, will be required to hold “foreign currency safe assets” in an aggregate amount that is not less than the lower of (i) the product of (x) its total foreign currency-denominated debt maturing in one year or less multiplied by 2/12 and (y) an amount equal to one minus the “lowest rollover ratio” and (ii) 2% of its total foreign currency-denominated assets as shown in the balance sheet for the immediately preceding quarter. The “lowest rollover ratio” of a foreign exchange agency means the ratio of (A) its total debt with a maturity of one year or less (excluding overnight money) incurred in a particular month to (B) its total debt with maturity of one year or less (excluding overnight money) payable in that particular month, and is calculated by taking the lowest three month average from a period to be designated by the governor of the Financial Supervisory Service. Under the new regulation, foreign currency debt includes financial bonds, borrowings, call monies and repurchase selling denominated in foreign currencies and such other similar debt instruments denominated in a foreign currency as designated by the governor of the Financial Supervisory Service. “Foreign currency safe assets” are defined as cash denominated in foreign currency, deposits denominated in foreign currency with a central bank or financial institutions rated A or above, bonds issued or guaranteed by a government or central bank rated A or above or corporate bonds issued or guaranteed by corporations rated A or above. Accordingly, we may be required to acquire further foreign currency safe assets. Effective from January 1, 2010, the new regulation also increased the minimum “mid- to long-term foreign exchange funding ratio” applicable to foreign exchange agencies, including us, from 80% to 90%. “Mid-to long term foreign exchange funding ratio” refers to the ratio of (1) the total outstanding amount of foreign exchange borrowing with a maturity of more than one year to (2) the total outstanding amount of foreign exchange lending with a maturity of one year or more.

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

The Bank Act also provides for certain restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•	a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10% (or 15% in the case of regional banks) in the aggregate of the bank’s total issued voting shares; or

•	a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued voting shares (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as described below), where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act. Non-financial business group companies primarily consist of: (i) any single shareholding group whose non-financial company assets comprise no less than 25% of its aggregate net assets; (ii) any single shareholding group whose non-financial company assets comprise no less than ~~W~~2 trillion in aggregate; or (iii) any mutual fund of which any single shareholding group identified in (i) or (ii) above, owns more than 9% of the total issued and outstanding shares.

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business and Protection of Finance Users, interest rates on loans made by registered banks in Korea may not exceed 49% per annum. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee of the Bank of Korea. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

Lending to Small- and Medium-Sized Enterprises

In order to obtain funding from the Bank of Korea at concessionary rates for their small- and medium-sized enterprise loans, banks are required to allocate a certain minimum percentage of any quarterly increase in their Won currency lending to small- and medium-sized enterprises. Currently, this minimum percentage is 45% in the case of nationwide banks and 60% in the case of regional banks. If a bank does not comply with this requirement, the Bank of Korea may:

•	require the bank to prepay all or a portion of funds provided to that bank in support of loans to small-and medium-sized enterprises; or

•	lower the bank’s credit limit.

Disclosure of Management Performance

For the purpose of protecting depositors and investors in commercial banks, the Financial Services Commission requires commercial banks to publicly disclose certain material matters, including:

•	financial condition and profit and loss of the bank and its direct and indirect subsidiaries;

•	fund raising by the bank and the appropriation of such funds;

•	any sanctions levied on the bank under the Bank Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry; and

•	except as may otherwise have been disclosed by a bank or its financial holding company listed on the KRX KOSPI Market in accordance with the Financial Investment Services and Capital Markets Act, occurrence of any of the following events listed below or any other event as prescribed by the applicable regulations:

(i)	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to that borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits), unless the loan exposure to that group is not more than ~~W~~4 billion;

(ii)	the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than ~~W~~1 billion as a result of that financial incident, or the governor of the Financial Supervisory Service has made a public announcement regarding the incident; and

(iii)	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the loss is not more than ~~W~~1 billion.

Restrictions on Lending

Pursuant to the Bank Act, commercial banks may not provide:

•	loans for the purpose of speculation in commodities or securities;

•	loans directly or indirectly secured by a pledge of a bank’s own shares, or secured by a pledge of shares in excess of 20% of the issued and outstanding shares of any other corporation (subject to certain exceptions with respect to financing for infrastructure projects);

•	loans directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

•	loans directly or indirectly to finance political campaigns or related activities;

•	loans to any of the bank’s officers or employees, other than petty loans of up to ~~W~~20 million in the case of a general loan, ~~W~~50 million in the case of a general loan plus a housing loan or ~~W~~60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; or

•	loans to any officers or employees of a subsidiary corporation of the bank, other than general loans of up to ~~W~~20 million or general and housing loans of up to ~~W~~50 million in the aggregate.

Recent Regulations Relating to Retail Household Loans

The Financial Services Commission implemented a number of changes in recent years to the mechanisms by which a bank evaluates and reports its retail household loan balances and has proposed implementing further changes. As a result of the rapid increase in retail household loans and related credit risks, the Financial Services Commission and the Financial Supervisory Service increased the minimum provisioning requirements for retail household loans. These requirements, set forth in the following table, became effective on December 31, 2006:

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

In addition, due to a rapid increase in the number of loans secured by homes and other forms of housing, the Financial Services Commission and the Financial Supervisory Service have implemented regulations designed to curtail extension of new or refinanced loans secured by housing, including the following:

•	as to loans secured by collateral of housing located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 60%;

•	as to loans secured by collateral of housing located in areas of excessive investment as designated by the Korean government, (i) the loan-to-value ratio for loans with a maturity of not more than three years should not exceed 50% and (ii) the loan-to-value ratio for loans with a maturity of more than three years should not exceed 60%;

•	as to loans secured by collateral of housing located outside of Seoul, Incheon and Gyeong-gi province, which housing was offered for sale on or before June 10, 2008 and with respect to which a sale contract is executed and earnest money deposit paid during the period between June 11, 2008 and June 30, 2009, the loan-to-value ratio should not exceed 70%;

•	as to loans secured by apartments located in areas of high speculation as designated by the Korean government,

(i)	the loan-to-value ratio for loans with a maturity of not more than ten years should not exceed 40%; and

(ii)	the loan-to-value ratio for loans with a maturity of more than ten years should not exceed (a) 40%, if the price of such apartment is over ~~W~~600 million, and (b) 60%, if the price of such apartment is ~~W~~600 million or lower;

•	as to loans secured by apartments with appraisal value of more than ~~W~~600 million in areas of high speculation as designated by the Korean government or certain metropolitan areas designated as areas of excessive investment by the Korean government, the borrower’s debt-to-income ratio (calculated as (i) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such apartment(s) and (y) the interest on other debts of the borrower over (ii) the borrower’s annual income) should not exceed 40%;

•	as to apartments located in areas of high speculation as designated by the Korean government, a borrower is permitted to have only one new loan secured by such apartment;

•	where a borrower has two or more loans secured by apartments located in areas of high speculation as designated by the Korean government, the loan with the earliest maturity date must be repaid first and the number of loans must be eventually reduced to one; and

•	in the case of a borrower (i) whose spouse already has a loan secured by housing or (ii) who is single and under 30 years old, the debt-to-income ratio of the borrower in respect of loans secured by apartment(s) located in areas of high speculation as designated by the Korean government should not exceed 40%.

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

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the KDIC and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. However, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 9% of that bank’s outstanding voting shares, unless they obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 9% limit, in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. In addition, if a foreign investor, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank’s outstanding voting shares, non-financial business group companies may acquire beneficial ownership of up to 10% of that bank’s outstanding voting shares, and in excess of 10%, 25% or 33% of that bank’s outstanding voting shares with the approval of the Financial Services Commission in each instance, up to the number of shares owned by the foreign investor. Any other person (whether a Korean national or a foreign investor), with the exception of non-financial business group companies described above, may acquire no more than 10% of a nationwide bank’s total voting shares issued and outstanding, unless they obtain approval from the Financial Services Commission in each instance where the total holding will exceed 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding provided that, in addition to the foregoing threshold shareholding ratios, the Financial Services Commission may, at its discretion, designate a separate and additional threshold shareholding ratio.

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the KDIC on a quarterly basis. The rate is determined under the Enforcement Decree to the Depositor Protection Act, and may not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.02% of insurable deposits for each quarter. If the KDIC makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The KDIC insures a maximum of ~~W~~50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits.

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

Credit Card Business

General

In order to enter the credit card business, a bank must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on March 12, 2010, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. A registered bank engaging in the credit card business is regulated by the Financial Services Commission and the Financial Supervisory Service.

Disclosure and Reports

Pursuant to the Specialized Credit Financial Business Act, a registered bank engaging in the credit card business must submit its business reports and reports with respect to its results of operations to the Governor of the Financial Supervisory Service within one month from the end of each quarter.

Lending Ratio in Ancillary Business

Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act issued in December 2003, a registered bank engaging in the credit card business must maintain an aggregate quarterly average outstanding lending balance to credit cardholders (including cash advances and credit card loans, but excluding restructured loans) no greater than the sum of (i) its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services and (ii) the aggregate quarterly debit card transaction volume.

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

Pursuant to the Specialized Credit Financial Business Act, the Financial Services Commission may either restrict the limit or take other necessary measures against the registered bank engaging in the credit card business with respect to such matters as the maximum limits on the amount per credit card, details of credit card terms and conditions, management of credit card merchants and collection of claims, including the following:

•	maximum limits for cash advances on credit cards;

•	use restrictions on debit cards with respect to per day or per transaction usage;

•	aggregate issuance limits and maximum limits on the amount per card on pre-paid cards; and

•	other matters prescribed by the Specialized Credit Financial Business Act and the Enforcement Decree thereto.

Issuance of New Cards and Solicitation of New Card Holders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a registered bank engaging in the credit card business may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 18 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the registered bank engaging in the credit card business; and

•	in the case of minors who are at least 18 years and younger than 20 years, persons who submit a guardian’s consent along with documents evidencing income, such as an employment certificate or a tax certificate.

In addition, a registered bank engaging in the credit card business may not solicit credit card members by:

•	providing economic benefits or promising to provide economic benefits in excess of 10% of the annual credit card fee (in the case of credit cards with annual fees that are less than the average of the annual fees charged by the major credit cards in Korea, the annual fee will be deemed to be equal to such average annual fee) in connection with issuing a credit card;

•	soliciting applicants on roads, public places or along corridors used by the general public;

•	soliciting applicants through visits, except those visits made upon prior consent and visits to a business area;

•	soliciting applicants through the Internet without verifying whether the applicant is who he or she purports to be, by means of a certified digital signature under the Digital Signature Act; and

•	soliciting applicants through pyramid sales methods.

Compliance Rules on Collection of Receivable Claims

Pursuant to Supervisory Regulation on the Specialized Credit Financial Business, a registered bank engaging in the credit card business may not:

•	exert violence or threaten violence;

•	inform a related party (a guarantor of the debtor, blood relative or fiancée of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) of the debtor’s obligations without just cause;

•	provide false information relating to the debtor’s obligation to the debtor or his or her related parties;

•	threaten to sue or sue the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her capacity to make payment;

•	visit or telephone the debtor during late evening hours (between the hours of 9:00 p.m. and 8:00 a.m.); and

•	utilize other uncustomary methods to collect the receivables that interfere with the privacy or the peace in the workplace of the debtor or his or her related parties.

Regulations on Class Actions Regarding Securities

The Law on Class Actions Regarding Securities was enacted as of January 20, 2004, last amended on March 31, 2010. The Law on Class Actions Regarding Securities governs class actions suits instituted by one or more representative plaintiff(s) on behalf of 50 or more persons who claim to have been damaged in a capital markets transaction involving securities issued by a listed company in Korea.

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

The Law on Class Actions Regarding Securities came into effect on January 1, 2005 with respect to companies with a total asset value equal to or greater than ~~W~~2 trillion and came into effect on January 1, 2007 with respect to companies with a total asset value of less than ~~W~~2 trillion, and applies retroactively to all applicable claims arising out of acts committed since its enactment.

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

Net operating equity ratio = (net operating equity/total risk) × 100

The terms “net operating equity” and “total risk” for the purpose of the above formula are defined in the Financial Services Commission’s regulations. Generally, the net operating equity and the total risk are calculated according to the following formulas:

Net operating equity = net assets (total assets − total liabilities) − total deductible items + total creditable items

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

Financial Investment Services and Capital Markets Act

General

In July 2007, the National Assembly of Korea passed the Financial Investment Services and Capital Markets Act, a new law intended to enhance the integration of the Korean capital markets and financial investment products industry. The Financial Investment Services and Capital Markets Act became effective as of February 4, 2009.

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

Other Changes to Securities/Fund Regulations

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

Our largest subsidiary is Woori Bank, the assets of which represented approximately 79.3% of our total assets as of December 31, 2009. The following table identifies each of our major subsidiaries and their contributions to our total assets and net income as of and for the year ended December 31, 2009 (after allocating eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system for assets and net income in proportion to total assets and absolute net income, respectively):

	As of or for the year ended
	December 31, 2009
	Total Assets(1)
	Amount		% of Total	Net Income(2)
	(in billions of Won, except percentages)

Subsidiary
Woori Bank	~~W~~	211,957	79.3%	~~W~~	879
Kyongnam Bank		18,890	7.1		110
Kwangju Bank		14,929	5.6		67
Others		21,248	8.0		56

Total	~~W~~	267,024	100.0%	~~W~~	1,112

(1)	After allocating eliminations of ~~W~~17,421 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of segment assets before eliminations to total assets before eliminations. See Note 38 of the notes to our consolidated financial statements.
(2)	After allocating a loss of ~~W~~189 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of absolute segment net income to the sum of the absolute net income of all segments. See Note 38 of the notes to our consolidated financial statements.

The following is a summary of the activities of our principal subsidiaries:

Woori Bank

Established in December 1998, Woori Bank (formerly known as Hanvit Bank) was formed as a result of the merger of two nationwide commercial banks, the Commercial Bank of Korea (established in 1899) and Hanil Bank (established in 1932). Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. As of December 31, 2009, Woori Bank was the second-largest commercial bank in Korea based upon total assets (including loans) and deposits. As of December 31, 2009, Woori Bank had more than 16 million customers, with 889 branches nationwide.

Kyongnam Bank

Established in April 1970, Kyongnam Bank is a regional commercial bank that provides financial services in Masan and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2009, Kyongnam Bank had approximately two million customers, with 148 branches throughout southeastern Korea and Seoul.

Kwangju Bank

Established in September 1968, Kwangju Bank is a regional commercial bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering various deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers. As of December 31, 2009, Kwangju Bank had approximately two million customers, with 135 branches throughout southwestern Korea and Seoul.

Other Subsidiaries

The following table provides summary Korean GAAP information regarding our other significant consolidated subsidiaries (other than special purpose companies) as of or for the year ended December 31, 2009:

	Percentage of		Stockholders’	Operating	Net
Subsidiary	Ownership(1)	Total Assets	Equity	Revenue	Income
	(in millions of Won)

Woori Asset Management Co., Ltd.(2)	100.0%	89,595	67,456	39,924	8,462
Woori Private Equity Co., Ltd.	100.0%	2,003,443	413,894	367,277	1,310
Woori F&I Co., Ltd.	100.0%	549,315	181,287	72,633	23,996
Woori Finance Information System Co., Ltd.	100.0%	221,876	11,370	281,219	1,416
Woori Financial Co., Ltd.(3)	52.5%	2,151,217	211,405	254,065	25,732

(1)	Including both direct and indirect ownership.
(2)	In May 2006, we transferred 30.0% of our interest in Woori Asset Management to Credit Suisse. Following this transfer, we renamed the entity Woori Credit Suisse Asset Management. In October 2009, we reacquired Credit Suisse’s 30.0% interest in Woori Credit Suisse Asset Management and renamed the entity Woori Asset Management.
(3)	We acquired 8,499,955 shares of Woori Financial in September 2007. This represented an ownership interest of 51.4% under U.S. GAAP and 50.1% under Korean GAAP. Under U.S. GAAP, ownership interest in a company is calculated by dividing the number of acquired shares by the total number of shares outstanding. Under Korean GAAP, ownership interest is calculated by dividing the number of acquired shares by the number of issued shares.

Item 4D.	Property, Plants and Equipment

Our registered office and corporate headquarters, with a total area of approximately 97,222 square meters, are located at 203, 1-ga, Hoehyon-dong, Chung-Gu, Seoul, Korea. Information regarding certain of our properties in Korea is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)

Woori Finance Holdings and Woori Bank registered office and corporate headquarters	203 Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792	97,222
Kyongnam Bank registered office and corporate headquarters	246-1 Seockcheon-dong, Masan City, Kyongnam Province, Korea 630-010	29,457
Kwangju Bank registered office and corporate headquarters	7-12 Daein-dong, Dong-gu, Kwangju, Korea 501-030	47,007
Woori Finance Information System registered office and corporate headquarters	1585 Sangam-dong, Mapo-gu, Seoul, Korea 121-835	40,737

As of December 31, 2009, we had a network of 1,172 banking branches in Korea. With respect to Woori Bank, approximately 258 of its branches are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Singapore, Russia and Indonesia and branches, agencies and representative offices in Asia, the United States and Europe. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us as of December 31, 2009 was ~~W~~2,611 billion.

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

Acquisitions

In October 2004, we purchased seven million shares of LGIS in the Korean stock market for approximately ~~W~~55 billion. In addition, in December 2004, we purchased approximately 26 million shares of LGIS from LG Card for approximately ~~W~~298 billion. As a result, as of December 31, 2004, we owned a 27.3% voting interest in LGIS, which became an equity method investee.

In June 2004, we acquired the 39.7% minority interest in Woori Securities that we did not own, and issued 8,571,262 new shares of our common stock valued at ~~W~~56 billion as the purchase price. The acquisition was accounted for under the purchase method of accounting. In connection with this acquisition, we recognized ~~W~~63 billion of extraordinary gain, which represented the excess of the fair value of the net assets acquired over the purchase consideration after allocations. In January 2005, we reduced the capital of Woori Securities by 42.5% or ~~W~~154 billion in anticipation of its planned merger with LGIS. In March 2005, we merged Woori Securities into LGIS, and renamed the surviving entity Woori Investment & Securities, which became an equity method investee. We currently own a 35.0% voting interest in Woori Investment & Securities. As of December 31, 2009, Woori Investment & Securities had consolidated total assets of ~~W~~16,103 billion, consolidated total liabilities of ~~W~~13,492 billion and consolidated total shareholders’ equity of ~~W~~2,611 billion, on a Korean GAAP basis. For the year ended December 31, 2009, Woori Investment & Securities generated consolidated revenues of ~~W~~5,358 billion and consolidated net income of ~~W~~112 billion, on a Korean GAAP basis.

In September 2007, we acquired a 51.4% interest in Hanmi Capital from MBK Partners for approximately ~~W~~271 billion. We renamed the entity Woori Financial, which became a consolidated subsidiary. In connection with this acquisition, we recognized ~~W~~182 billion of goodwill and ~~W~~11 billion of customer relationship intangibles.

In April 2008, we acquired a 51.0% interest in LIG Life Insurance from LIG Insurance, Co., Ltd. and other selling shareholders for approximately ~~W~~76 billion. In connection with this acquisition, we entered into a joint venture agreement with Aviva International Holdings Limited. Aviva International Holdings Limited and we collectively hold a 97.8% interest in LIG Life Insurance, which was subsequently renamed Woori Aviva Life Insurance. We account for Woori Aviva Life Insurance as an equity method investee under U.S. GAAP.

In May 2010, we entered into a securities purchase agreement with Hanmi Financial Corporation to acquire 175,000,000 newly issued shares of common stock of Hanmi Financial Corporation at a cash purchase price of US$210 million in the aggregate (or US$1.20 per share). Under the agreement, we also have an option to purchase 25,000,000 additional newly issued shares of such stock at a cash purchase price of US$30 million in the aggregate (or US$1.20 per share). Hanmi Financial Corporation is the holding company of Hanmi Bank, a California state chartered bank with 27 branches throughout California and one loan production office, and is currently facing financial difficulties. Hanmi Financial Corporation had consolidated total assets of US$3,163 million and consolidated total liabilities of US$3,013 million as of December 31, 2009 and consolidated net loss of US$122 million for the year ended December 31, 2009. The completion of this transaction, upon which we expect to acquire a majority interest in Hanmi Financial Corporation, is subject to a number of conditions including receipt of all regulatory approvals and the approval of the shareholders of Hanmi Financial Corporation.

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and adverse economic conditions in Korea and globally from the second half of 2008 and into 2009, have generally led to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2009, on a Korean GAAP basis, we recorded charge-offs of ~~W~~862 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of ~~W~~253 billion in 2008. In light of the difficult financial condition and liquidity position of small- and medium-sized enterprises in Korea since the second half of

2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, credit card companies, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. The rapid growth in consumer credit, together with adverse economic conditions from the second half of 2008 and into 2009, have generally led to increasing delinquencies, loan loss provisions, non-performing loans and charge-offs. In 2009, we recorded charge-offs of ~~W~~486 billion and provisions of ~~W~~310 billion in respect of our consumer loan portfolio, compared to charge-offs of ~~W~~119 billion and provisions of ~~W~~34 billion in 2008. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions, including the bankruptcy filing of Lehman Brothers, the acquisition of Merrill Lynch & Co., Inc. by the Bank of America Corp., the acquisition of Wachovia Corporation by Wells Fargo & Co., U.S. federal government conservatorship of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association and Washington Mutual, Inc. and the U.S. federal government’s loans to AIG in exchange for an equity interest. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. Such policy measures implemented by the Korean government and the Bank of Korea included a guarantee program to guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches, currency swap arrangements with U.S. and Chinese monetary authorities, one-time interest payments to Korean banks with respect to their required reserve deposits with the Bank of Korea (which typically does not pay interest) and the establishment of a ~~W~~20 trillion bank recapitalization fund (from which we received an aggregate of ~~W~~1.7 trillion of capital in March 2009). In addition, in line with similar actions taken by monetary authorities in other countries, from the third quarter of 2008 to the first quarter of 2009, the Bank of Korea decreased its policy rate by a total of 3.25% in order to address financial market instability and to help combat the slowdown of the domestic economy. However, while the rate of deterioration of the global economy slowed in the second half of 2009 and into 2010, with some signs stabilization and possible improvement, the overall prospects for the Korean and global economy in 2010 and beyond remain uncertain. For example, in November 2009, the Dubai government announced a moratorium on the outstanding debt of Dubai World, a government-affiliated investment company. In addition, many governments worldwide, in particular in Greece and other countries in southern Europe, are showing increasing signs of fiscal stress and may experience difficulties in meeting their debt service requirements. Any of these or other developments could potentially trigger another financial and economic crisis. Furthermore, while many governments worldwide are considering or are in the process of implementing “exit strategies,” in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a materia l adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are exposed to adverse developments in the U.S. mortgage market through our holdings of collateralized debt obligations related to U.S. mortgage loans. As of December 31, 2009, we held, through Woori Bank, approximately ~~W~~505 billion in face value of collateralized debt obligations. We recognized impairment losses of ~~W~~332 billion in 2008 and ~~W~~14 billion in 2009 with respect to our holdings of collateralized debt obligations. We are also exposed to adverse developments in the U.S. and global credit markets through our holdings of derivatives. As of December 31, 2009, our total exposure under credit derivatives outstanding was approximately ~~W~~633 billion (including ~~W~~108 billion of credit derivatives relating to Korean companies), principally through credit default swaps and total return swaps held by Woori Bank. We recognized losses on valuation of our credit derivatives amounting to ~~W~~370 billion in 2008. In 2009, we recognized gains on valuation of our credit derivatives amounting to ~~W~~90 billion, principally due to improved conditions in the U.S. credit markets. Future adverse developments in the U.S. sub-prime mortgage and U.S. and global credit markets could result in additional losses on collateralized debt obligations as well as credit derivatives held by us. In addition, due in part to our losses on collateralized debt obligations and other credit derivatives in recent years, the Financial Services Commission and the KDIC imposed an institutional warning on us as well as sanctions on certain current and former executive officers of Woori Bank in September 2009. See “Item 3D. Risk Factors—Other risks relating to our business—Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial harm to us or our subsidiaries” and “Item 3D. Risk Factors—Risks relating to government regulation and policy—The Financial Services Commission may impose burdensome measures on us if it deems us or one of our subsidiaries to be financially unsound.”

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities. Beginning in the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been an overall decline and continuing volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest, which have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, a potential rise in inflation rates and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2010 and for the foreseeable future remains uncertain.

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

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements. Kyongnam Bank and Kwangju Bank currently use a standardized approach. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. After further impact assessment, the Basel Committee on Banking Supervision is expected to implement the new set of measures in 2012. The timing and scope of implementation of such measures in Korea remain uncertain. The implementation of such measures in Korea may have a significant effect on the capital requirements of Korean financial institutions, including our commercial banking subsidiaries.

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

	Dec. 31,		June 30,		Dec. 31,		June 30,		Dec. 31,		June 30,		Dec. 31,		June 30,		Dec. 31,
	2005		2006		2006		2007		2007		2008		2008		2009		2009

KOSPI		1,379.37		1,295.15		1,434.46		1,743.60		1,897.13		1,674.92		1,124.47		1,390.07		1,682.77
~~W~~/US$ exchange rates(1)	~~W~~	1,010.0	~~W~~	948.5	~~W~~	930.0	~~W~~	922.6	~~W~~	935.8	~~W~~	1,046.8	~~W~~	1,262.00	~~W~~	1,273.5	~~W~~	1,163.7
Corporate bond rates(2)		5.7%		5.3%		5.4%		5.6%		6.9%		6.9%		8.1%		5.6%		5.7%
Treasury bond rates(3)		5.1%		4.9%		4.9%		5.3%		5.7%		5.8%		3.4%		4.2%		4.4%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.

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

Our consolidated financial statements for the year ended December 31, 2009 included a total allowance for credit losses of ~~W~~3,853 billion as of that date (including allowances of ~~W~~296 billion with respect to credit-related commitments). Our total loan charge-offs, net of recoveries, amounted to ~~W~~1,816 billion and our provision for credit losses amounted to ~~W~~2,452 billion (which includes provisions for credit-related commitments of ~~W~~44 billion) in 2009.

Valuation of Securities and Financial Instruments

We invest in various financial instruments including debt and equity securities, derivatives and investments in venture capital activities. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value determines the instrument’s effect on our consolidated financial statements.

Effective January 1, 2008, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (ASC 820) (“ASC 820”), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). We determine the fair value of our financial instruments that are recognized or disclosed at fair value in the financial statements on a recurring basis in accordance with ASC 820. However, certain provisions of ASC 820 that relate to non-financial assets and non-financial liabilities that are not measured at fair value on a recurring basis were adopted on January 1, 2009.

The fair value hierarchy established in ASC 820 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, our own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. In accordance with ASC 820, we use the following three levels of inputs in measuring fair value:

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

The fair value for certain financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in measuring fair value of our financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than those that are thinly traded or not quoted. In accordance with ASC 820, the criteria we use to determine whether the market for a financial instrument is active or inactive are based on the particular asset or liability.

As a result of the adoption of ASC 820, we have made certain amendments to the techniques we use in measuring the fair value of derivatives and other positions. These amendments change the way that the probability of default of a counterparty is factored into the valuation of derivative positions and include the impact of our own credit risk on derivatives and other liabilities measured at fair value.

In accordance with ASC 820, we maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When market prices are available, we use quoted market prices to measure fair value. If market prices are not available, fair value measurements are based upon models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, prepayment speeds, option volatilities and currency rates.

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

With respect to our derivative positions, the majority of which are valued using internally developed models that use as their basis observable market inputs as described above, an adjustment is necessary to reflect the credit quality of each derivative counterparty to arrive at fair value. The adjustment is based on market-based measures of credit risk to the extent available and also takes into account contractual factors designed to reduce our credit exposure to each counterparty. Credit valuation adjustments are applied to reflect our own credit risk when measuring derivative liabilities at fair value in accordance with the requirements of ASC 820. The methodology to determine the adjustment is consistent with counterparty credit risk adjustment and incorporates our credit spread as observed through the credit default swap market.

As of January 1, 2009, we adopted an amended guidance for the recognition of other-than-temporary impairment for debt securities. We consider other-than-temporary impairment for a debt security to have occurred if one of the following conditions is met: (i) we intend to sell the impaired debt security, (ii) it is more-likely-than-not that we will be required to sell the impaired debt security before recovery of the security’s amortized cost basis or (iii) we do not expect to recover the entire amortized cost basis of the security. Our evaluation of whether we intend to sell an impaired debt security involves consideration of whether our management has decided to sell the security as of the relevant balance sheet date. Our evaluation of whether it is more-likely-than-not that we will be required to sell an impaired debt security before recovery of the security’s amortized cost basis involves consideration of the likelihood of such sale in light of the relevant legal, regulatory or operational requirements. For an impaired debt security that we do not intend to sell and with respect to which it is not more-likely-than-not that we will be required to sell before recovery of such security’s amortized cost basis, we consider both qualitative and quantitative valuation factors to evaluate whether we expect to recover the entire amortized cost basis of such security and the amount of the other-than-temporary impairment is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income. We consider all available information relevant to the collectibility of the security, including credit enhancements, security structure, credit ratings and other relevant collateral characteristics.

For marketable equity securities, other-than-temporary impairment evaluations focus on whether evidence exists that supports recovery of the unrealized loss within a timeframe consistent with temporary impairment. Factors considered in this evaluation include the length of time and extent to which fair value is less than cost, the status of the security, our intent and ability to hold the security for a period of time sufficient to allow for any recovery in market value, and the conditions of the Korean and relevant foreign economies. Our management continues to closely monitor and evaluate these securities for impairment that is other-than-temporary. Unrealized losses for other-than-temporary impairment on equity securities are recognized as losses on investment securities in our consolidated financial statements.

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

Valuation Allowance for Deferred Tax Assets and Uncertain Tax Positions

In the normal course of business, we and our subsidiaries enter into transactions for which the tax treatment is unclear or subject to varying interpretations. We evaluate and assess the relative risks and merits of the appropriate tax treatment of transactions, filing positions and taxable income calculations after considering statutes, regulations, judicial precedent, and other information, and maintain tax accruals consistent with our evaluation of these relative risks and merits. The result of our evaluation and assessment is by its nature an estimate. We and our subsidiaries are routinely subject to audit and challenges from tax authorities. In the event we resolve a challenge for an amount different than amounts previously accrued, we will account for the difference in the period in which we resolve the matter. From January 1, 2007, with respect to accounting for uncertainty in our tax positions, we adopted Financial Accounting Standards Board (“FASB”) Interpretation, “Accounting for Uncertainty in Income Taxes” (“ASC 740”), which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

This interpretation uses a two-step approach, wherein a tax benefit is recognized if a tax position is more likely than not to be sustained upon examination by tax authorities, and the amount recognized is measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authorities. Differences between tax positions taken in a tax return and amounts recognized are reflected in the financial statements as adjustments of income tax expense or deferred tax assets (liabilities). In addition, interest and penalties related to tax positions are classified as a component of income tax expense. ASC 740 also requires enterprises to make explicit disclosures at the end of each reporting period about uncertainties in their income tax positions, including detailed carry-forwards of tax benefits taken that do not qualify for financial statement recognition.

As a result of substantial losses previously incurred by certain of our subsidiaries, including Woori Bank, we had an aggregate of ~~W~~514 billion of net operating loss carry-forwards as of December 31, 2009, which expire from 2010 to 2014. We may be able to use these net operating loss carry-forwards, as well as temporary differences in the amount of assets and liabilities recorded for tax purposes and accounting purposes, to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be realized. We recognize an expense or benefit in calculating our income tax expense when there is a net change in our total deferred tax assets and liabilities in a period.

In 2007, we reduced the valuation allowance by ~~W~~46 billion based on our expectations as of year-end regarding future profitability of our subsidiaries’ businesses, including our credit card business, and the resulting belief that it would be more likely than not that the realization of our subsidiaries’ net operating loss carry-forwards would be higher over the next few years. We recorded income tax expenses of ~~W~~837 billion in 2007, which reflected the realization of parts of such net operating loss carry-forwards relating to such businesses of our subsidiaries. In 2008, we increased the valuation allowance by ~~W~~24 billion based on our expectations as of year-end regarding future profitability of our subsidiaries’ businesses, including our credit card business, and the resulting belief that it would be more likely than not that the realization of our subsidiaries’ net operating loss carry-forwards would be lower over the next few years. We recorded income tax expenses of ~~W~~358 billion in 2008, which reflected the realization of parts of such net operating loss carry-forwards relating to such businesses of our subsidiaries. In 2009, we decreased the valuation allowance by ~~W~~6 billion based on our expectations as of year-end regarding future profitability of our subsidiaries’ businesses, including our credit card business, and the resulting belief that it would be more likely than not that the realization of our subsidiaries’ net operating loss carry-forwards would be higher over the next few years. We recorded income tax expenses of ~~W~~379 billion in 2009, which reflected the realization of parts of such net operating loss carry-forwards relating to such businesses of our subsidiaries.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our interest and dividend income:

	Year ended December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(in billions of Won)

Interest and dividend income(1)
Loans	~~W~~	9,629	~~W~~	12,528	~~W~~	10,764	30.1	(14.1)
Deposits in other banks		82		179		195	118.3	8.9
Trading securities		390		524		409	34.4	(21.9)
Investment securities		1,996		2,102		1,774	5.3	(15.6)
Call loans and securities purchased under resale agreements		95		132		131	38.9	(0.8)

Total interest and dividend income		12,192		15,465		13,273	26.8	(14.2)
Interest expense
Deposits		4,925		6,917		5,481	40.4	(20.8)
Call money		96		137		87	42.7	(36.5)
Other borrowed funds		624		727		470	16.5	(35.4)
Secured borrowings		180		192		143	6.7	(25.5)
Long-term debt		1,831		2,429		2,405	32.7	(1.0)

Total interest expense		7,656		10,402		8,586	35.9	(17.5)

Net interest income(1)	~~W~~	4,536	~~W~~	5,063	~~W~~	4,687	11.6	(7.4)

Net interest margin(2)		2.28%		2.16%		1.86%

(1)	Excludes an interest payment of ~~W~~88 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest payment was excluded as it was a one-time event in response to the global financial crisis and the Bank of Korea generally does not pay interest on its required reserves.
(2)	The ratio of net interest income to average interest-earning assets.

Comparison of 2009 to 2008

Interest and dividend income. Interest and dividend income decreased 14.2% from ~~W~~15,465 billion in 2008 to ~~W~~13,273 billion in 2009, primarily as a result of a 14.1% decrease in interest on loans. The average balance of our interest-earning assets increased by 7.3% from ~~W~~234,711 billion in 2008 to ~~W~~251,875 billion in 2009, which was primarily due to the growth in our loan portfolio and call loans and securities purchased under resale agreements. This increase was more than offset by a 132 basis point decrease in average yields on our interest-earning assets from 6.59% in 2008 to 5.27% in 2009, principally due to the decrease in the general level of interest rates in Korea in 2009.

The 14.1% decrease in interest on loans from ~~W~~12,528 billion in 2008 to ~~W~~10,764 billion in 2009 was primarily the result of:

•	a 193 basis point decrease in average yields on general purpose household loans from 7.03% in 2008 to 5.10% in 2009, which was partially offset by a 0.7% increase in the average volume of such loans from ~~W~~56,945 billion in 2008 to ~~W~~57,323 billion in 2009; and

•	a 102 basis point decrease in average yields on commercial and industrial loans from 6.89% in 2008 to 5.87% in 2009, which was partially offset by a 8.0% increase in the average volume of such loans from ~~W~~98,392 billion in 2008 to ~~W~~106,282 billion in 2009.

The average yields for general purpose household loans and commercial and industrial loans decreased primarily as a result of the lower interest rate environment in Korea in 2009, which reflected the low policy rate maintained by the Bank of Korea throughout 2009 as part of the Korean government’s initiative to stimulate the domestic economy in the wake of the global financial crisis. The increase in the average volume of general purpose household loans reflected increased lending to consumers due to higher retail loan demand. The increase in the average volume of commercial and industrial loans mainly reflected an increase in lending to small- and medium-sized enterprise borrowers, primarily as a result of policies and initiatives introduced by the Korean government to encourage Korean banks to provide financial support to such borrowers. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

Overall, the average volume of our loans increased 3.1%, from ~~W~~182,034 billion in 2008 to ~~W~~187,682 billion in 2009, while the average yields on our loans decreased 114 basis points, from 6.88% in 2008 to 5.74% in 2009, reflecting the lower interest rate environment in Korea.

Our securities portfolio consists primarily of investment securities, of which a majority was debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Bank of Korea, the Korea Development Bank and the KDIC), as well as trading securities. Interest and dividends on trading and investment securities decreased 16.9% from ~~W~~2,626 billion in 2008 to ~~W~~2,183 billion in 2009, primarily due to a 133 basis point decrease in average yields on investment securities from 6.07% in 2008 to 4.74% in 2009, as well as a 188 basis point decrease in average yields on trading securities from 4.75% in 2008 to 2.87% in 2009, the effect of which was partially offset by an 8.0% increase in the average volume of investment securities from ~~W~~34,636 billion in 2008 to ~~W~~37,400 billion in 2009 and a 29.0% increase in the average volume of trading securities from ~~W~~11,038 billion in 2008 to ~~W~~14,241 billion in 2009. The decreases in average yields on investment and trading securities were principally due to the general decline in market interest rates in Korea for debt securities in 2009, which reflected the lower interest rate environment, as well as an increase in the proportion of fixed rate debt securities issued by entities related to the Korean government, which offer relatively lower interest rates, in our investment securities portfolio. The increase in the average volume of investment securities was mainly due to an increase in fixed rate debt securities issued by entities related to the Korean government that were held by us as held-to-maturity securities, including as a result of our increased purchases of short-term finance debentures issued by the Bank of Korea as a means of conservatively managing our temporary excess Won liquidity. The increase in the average volume of trading securities primarily reflected an increase in corporate debt securities and monetary stabilization bonds issued by the Bank of Korea that were held by us as trading securities.

Interest Expense. Interest expense decreased 17.5% from ~~W~~10,402 billion in 2008 to ~~W~~8,586 billion in 2009, primarily due to a 20.8% decrease in interest expense on deposits and a 35.4% decrease in interest expense on other borrowed funds. The average balance of our interest-bearing liabilities increased 9.9% from ~~W~~225,933 billion in 2008 to ~~W~~248,216 billion in 2009, principally due to increased deposits, which was more than offset by a 114 basis point decrease in the average cost of our interest-bearing liabilities from 4.60% in 2008 to 3.46% in 2009, which reflected the general decrease in market interest rates in 2009.

The 20.8% decrease in interest expense on deposits from ~~W~~6,917 billion in 2008 to ~~W~~5,481 billion in 2009 was primarily the result of:

•	a 149 basis point decrease in the average cost of other time deposits (other than certificate of deposit accounts) from 5.26% in 2008 to 3.77% in 2009, which was partially offset by a 20.9% increase in the average volume of such deposits from ~~W~~92,498 billion in 2008 to ~~W~~111,828 billion in 2009; and

•	a 30.9% decrease in the average volume of certificate of deposit accounts from ~~W~~21,808 billion in 2008 to ~~W~~15,070 billion in 2009, which was enhanced by a 114 basis point decrease in the average cost of such deposit accounts from 6.28% in 2008 to 5.14% in 2009.

The decreases in the average cost of other time deposits and certificate of deposit accounts were primarily the result of the lower interest rate environment in Korea in 2009. The decrease in the average volume of certificate of deposit mainly reflected a reduced emphasis on certificates of deposit, relative to other lower cost deposit products, in our marketing efforts in 2009, while the increase in the average volume of other time deposits was mainly attributable to increased demand for such deposit product as an alternative to higher-risk investments in light of continuing adverse economic conditions in Korea during 2009.

Overall, the average volume of our deposits increased by 13.2% from ~~W~~155,625 billion in 2008 to ~~W~~176,230 billion in 2009, primarily due to increased demand for deposits as alternatives to higher-risk investments, as well as our increased marketing efforts for deposits in order to fund our higher lending levels, while the average cost of our deposits decreased by 133 basis points from 4.44% in 2008 to 3.11% in 2009, which reflected the lower interest rate environment in Korea.

Other borrowed funds consist primarily of short-term borrowings from other banks, borrowings from our trust accounts, short-term debentures and borrowings from the Bank of Korea. The 35.4% decrease in interest expense on other borrowed funds from ~~W~~727 billion in 2008 to ~~W~~470 billion in 2009 was primarily due to a 213 basis point decrease in the average cost of short-term borrowings (other than from the Bank of Korea) from 5.34% in 2008 to 3.21% in 2009, reflecting the lower interest rate environment in Korea.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 2.16% in 2008 to 1.86% in 2009, as the effect of a decrease in our net interest income was enhanced by an increase in the average volume of our interest-earning assets. Net interest income decreased 7.4% from ~~W~~5,063 billion in 2008 to ~~W~~4,687 billion in 2009, while the average volume of our interest-earning assets increased 7.3% from ~~W~~234,711 billion in 2008 to ~~W~~251,875 billion in 2009. The growth in average interest-earning assets was outpaced by a 9.9% increase in the average volume of our interest bearing liabilities from ~~W~~225,933 billion in 2008 to ~~W~~248,216 billion in 2009, while the decrease in interest and dividend income outpaced a decrease in interest expense. The magnitude of this decrease was enhanced by a decrease in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest bearing liabilities, from 1.99% in 2008 to 1.81% in 2009. The decrease in our net interest spread reflected a larger decrease in the average yield on our interest-earning assets compared to the decrease in the average cost of our interest-bearing liabilities from 2008 to 2009, primarily due to the the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest bearing liabilities in the context of the lower interest rate environment.

Comparison of 2008 to 2007

Interest and dividend income. Interest and dividend income increased 26.8% from ~~W~~12,192 billion in 2007 to ~~W~~15,465 billion in 2008, primarily as a result of a 30.1% increase in interest on loans. The average balance of our interest-earning assets increased by 18.2% from ~~W~~198,528 billion in 2007 to ~~W~~234,711 billion in 2008, which was primarily due to the growth in our loan portfolio. This increase was enhanced by a 45 basis point increase in average yields on our interest-earning assets from 6.14% in 2007 to 6.59% in 2008, principally due to the increase in the general levels of interest rates in Korea from 2007 to 2008.

The 30.1% increase in interest on loans from ~~W~~9,629 billion in 2007 to ~~W~~12,528 billion in 2008 was primarily the result of:

•	a 32.1% increase in the average volume of commercial and industrial loans from ~~W~~74,505 billion in 2007 to ~~W~~98,392 billion in 2008, which was enhanced by a 51 basis point increase in the average yields on such loans from 6.38% in 2007 to 6.89% in 2008; and

•	a 49 basis point increase in average yields on general purpose household loans from 6.54% in 2007 to 7.03% in 2008, which was enhanced by a 5.1% increase in the average volume of such loans from ~~W~~54,198 billion in 2007 to ~~W~~56,945 billion in 2008.

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

Overall, the average volume of our loans increased 23.3%, from ~~W~~147,639 billion in 2007 to ~~W~~182,034 billion in 2008, while the average yields on our loans increased 36 basis points, from 6.52% in 2007 to 6.88% in 2008, reflecting the higher interest rate environment in Korea.

Interest and dividends on trading and investment securities increased 10.1% from ~~W~~2,386 billion in 2007 to ~~W~~2,626 billion in 2008, primarily due to a 49 basis point increase in average yields on investment securities from 5.58% in 2007 to 6.07% in 2008, as well as an 81 basis point increase in average yields on trading securities from 3.94% in 2007 to 4.75% in 2008, the effect of which was partially offset by a 3.2% decrease in the average volume of investment securities from ~~W~~35,764 billion in 2007 to ~~W~~34,636 billion in 2008. The increases in average yields were principally due to the general rise in market interest rates in 2008, while the decrease in the average volume of investment securities was primarily due to a decrease in the volume of debt securities issued by Korean government agencies held as available-for-sale securities, mainly as a result of our increased sale of such securities in the second half of 2008.

Interest Expense. Interest expense increased 35.9% from ~~W~~7,656 billion in 2007 to ~~W~~10,402 billion in 2008, primarily due to a 40.4% increase in interest expense on deposits and a 32.7% increase in interest expense on long-term debt. The average balance of our interest-bearing liabilities increased 17.5% from ~~W~~192,239 billion in 2007 to ~~W~~225,933 billion in 2008, principally due to increased deposits and long-term debt. This increase was enhanced by a 62 basis point increase in the average cost of our interest-bearing liabilities from 3.98% in 2007 to 4.60% in 2008, which reflected the general rise in market interest rates in 2008.

The 40.4% increase in interest expense on deposits from ~~W~~4,925 billion in 2007 to ~~W~~6,917 billion in 2008 was primarily the result of:

•	a 20.1% increase in the average volume of other time deposits (other than certificate of deposit accounts) from ~~W~~76,989 billion in 2007 to ~~W~~92,498 billion in 2008, which was enhanced by a 71 basis point increase in the average cost of such deposits from 4.55% in 2007 to 5.26% in 2008; and

•	a 122 basis point increase in the average cost of certificate of deposit accounts from 5.06% in 2007 to 6.28% in 2008, which was enhanced by an 11.2% increase in the average volume of such deposit accounts from ~~W~~19,618 billion in 2007 to ~~W~~21,808 billion in 2008.

Overall, the average volume of our deposits increased by 16.8% from ~~W~~133,280 billion in 2007 to ~~W~~155,625 billion in 2008, primarily due to our increased marketing efforts for deposits in order to fund our higher lending levels, as well as increased demand for deposits as alternatives to higher-risk investments, while the average cost of our deposits increased by 74 basis points from 3.70% in 2007 to 4.44% in 2008, principally as a result of the higher interest rate environment in Korea.

The 32.7% increase in interest expense on long-term debt from ~~W~~1,831 billion in 2007 to ~~W~~2,429 billion in 2008 was mainly the result of a 25.6% increase in the average volume of such debt from ~~W~~38,817 billion in 2007 to ~~W~~48,747 billion in 2008, which was primarily due to our efforts to increase stable funding sources. This increase was enhanced by a 27 basis point increase in the average cost of such debt from 4.72% in 2007 to 4.99% in 2008, due mainly to the higher interest rate environment for such debt in Korea in 2008.

Net interest margin. Our overall net interest margin decreased from 2.28% in 2007 to 2.16% in 2008, as the increase in the average volume of our interest-earning assets outpaced the increase in our net interest income. The average volume of our interest-earning assets increased 18.2% from ~~W~~198,528 billion in 2007 to ~~W~~234,711 billion in 2008, while net interest income increased 11.6% from ~~W~~4,536 billion in 2007 to ~~W~~5,063 billion in 2008. The growth in average interest-earning assets outpaced a 17.5% increase in the average balance of our interest-bearing liabilities from ~~W~~192,239 billion in 2007 to ~~W~~225,933 billion in 2008, while the increase in interest and dividend income outpaced an increase in interest expense. However, our net interest spread decreased from 2.16% in 2007 to 1.99% in 2008. The decrease in net interest spread reflected a larger increase in the average cost of our interest-bearing liabilities from 2007 to 2008 (including as a result of sharp growth in the average volume of other time deposits, where the increase in average cost was also relatively large), compared to the increase in the average yield on our interest-earning assets (which was slowed by decreases in average yields on credit card receivables and trade financing), primarily reflecting the continuing rate-based competition in the Korean banking industry for the marketing of both loan and deposit products.

Provision for Loan Losses

We use provisions for loan losses to bring our allowance for loan losses to a level we deem appropriate. For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.”

Comparison of 2009 to 2008

Our provision for loan losses increased from ~~W~~1,608 billion in 2008 to ~~W~~2,408 billion in 2009, primarily as a result of increases in delinquencies and non-performing loans in our loan portfolios, particularly with respect to small- and medium-sized enterprise borrowers, in 2009.

Our loan charge-offs, net of recoveries, increased 322.3% from ~~W~~430 billion in 2008 to ~~W~~1,816 billion in 2009. This increase was attributable mainly to a ~~W~~631 billion increase in net charge-offs of corporate loans, including primarily loans to small- and medium-sized enterprises, as a result of the continuing deterioration in the asset quality of such loans in 2009, as well as a ~~W~~347 billion increase in net charge-offs of consumer loans for similar reasons.

Our provisions with respect to credit-related commitments decreased 72.0% from ~~W~~157 billion in 2008 to ~~W~~44 billion in 2009, due primarily to a decrease in our provisions for performance guarantees, as well as a decrease in our provisions for unused lines of credit.

Our other provisions increased from ~~W~~71 billion in 2008 to ~~W~~103 billion in 2009. This resulted primarily from an increase in our provisions for asset retirement obligations.

Comparison of 2008 to 2007

Our provision for loan losses increased from ~~W~~219 billion in 2007 to ~~W~~1,608 billion in 2008, primarily as a result of increases in delinquencies and non-performing loans in our loan portfolios, particularly with respect to small- and medium-sized enterprise and construction industry borrowers, as well as the overall growth in our corporate and consumer loan portfolios in 2008.

Our loan charge-offs, net of recoveries, increased 22.9% from ~~W~~350 billion in 2007 to ~~W~~430 billion in 2008. This increase was attributable mainly to a ~~W~~74 billion decrease in recoveries on loans previously charged off, due primarily to lower recoveries on general purpose household loans and commercial and industrial loans.

Our provisions with respect to credit-related commitments changed from a reversal of provision of ~~W~~54 billion in 2007 to a provision of ~~W~~157 billion in 2008, due primarily to an increase in our provisions for performance guarantees, as well as an increase in our provisions for unused lines of credit.

Our other provisions increased from ~~W~~36 billion in 2007 to ~~W~~71 billion in 2008. This resulted primarily from an increase in our provisions for asset retirement obligations.

Allowance for Loan Losses

We seek to maintain our allowance for loan losses at a level that we believe is sufficient to absorb estimated probable losses inherent in our loan portfolio, based on our continuing review and evaluation of that portfolio. As of December 31, 2009, our coverage ratio, which is the ratio of our total allowance to non-performing loans, was 142.9%. For a discussion of allowance for loan losses, see “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Allocation of Allowances for Loan Losses.”

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

	As of December 31,
	2007	2008	2009

Impaired corporate loans as a percentage of total corporate loans	1.39%	2.94%	4.39%
Non-performing corporate loans as a percentage of total corporate loans	0.87	1.40	1.79
Allowance for loan losses for corporate loans as a percentage of total corporate loans	1.34	2.02	2.71
Allowance for loan losses for corporate loans as a percentage of impaired corporate loans	96.00	68.87	61.72
Allowance for loan losses for corporate loans as a percentage of non-performing corporate loans	154.05	144.69	151.40
Net charge-offs as a percentage of total corporate loans	0.19	0.18	0.74

During 2009, impaired and non-performing corporate loans and the level of allowance for loan losses for corporate loans, in each case as a percentage of total corporate loans, increased due primarily to a significant increase in our impaired and non-performing loans to small- and medium-sized enterprises (despite higher levels of charge-offs of such loans), which outpaced the growth in our total corporate loan portfolio. Such increase in our impaired and non-performing loans to small- and medium-sized enterprises was primarily due to continuing adverse economic conditions in Korea in 2009. In addition, the level of allowance for loan losses for corporate loans as a percentage of non-performing corporate loans increased as the increase in non-performing corporate loans was outpaced by the increase in the level of allowance for loans losses for corporate loans in 2009. However, the level of allowance for loan losses for corporate loans as a percentage of impaired corporate loans decreased as the increase in impaired loans outpaced the increase in the level of allowance for loans losses for corporate loans in 2009.

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

The following table shows, for the periods indicated, certain information regarding our non-performing loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2007	2008	2009

Non-performing consumer loans as a percentage of total consumer loans(1)	0.40%	0.49%	0.43%
Allowance for loan losses for consumer loans as a percentage of total consumer loans(1)	0.63	0.56	0.31
Allowance for loan losses for consumer loans as a percentage of non-performing consumer loans(1)	156.77	113.03	72.11
Net charge-offs of consumer loans as a percentage of total consumer loans(1)	0.24	0.18	0.74

(1)	Excludes credit card balances.

During 2009, non-performing consumer loans and allowance for loan losses for consumer loans, each as a percentage of total consumer loans, decreased due to the growth of our consumer loan portfolio and improvement in the overall asset quality of our consumer loans as of December 31, 2009 compared to December 31, 2008 primarily as a result of increased charge-offs of such loans in late 2009. In addition, the level of allowance for such loan losses as a percentage of non-performing consumer loans decreased as the decrease in non-performing consumer loans, resulting primarily from increased charge-offs of such loans, was outpaced by the decrease in the level of allowance for loans losses for consumer loans in 2009.

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

The following table shows, for the periods indicated, certain information regarding our non-performing credit card balances:

	As of December 31,
	2007	2008	2009

Non-performing credit card balances as a percentage of total credit card balances	1.08%	1.33%	1.27%
Allowance for loan losses for credit card balances as a percentage of total credit card balances	1.78	2.26	1.89
Allowance for loan losses for credit card balances as a percentage of non-performing credit card balances	164.15	170.01	149.39
Net charge-offs as a percentage of total credit card balances	0.51	1.23	3.52

During 2009, non-performing credit card balances and the level of allowance for loan losses for credit card balances, in each case as a percentage of total credit card balances, as well as the level of allowance for such loan losses as a percentage of non-performing credit card balances, decreased primarily due to an improvement in the overall asset quality of our credit card portfolio as of December 31, 2009 compared to December 31, 2008, mainly as a result of increased charge-offs of delinquent credit card balances in late 2009.

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

Non-Interest Income

The following table sets forth for the periods indicated the components of our non-interest income:

	Year ended December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(in billions of Won)

Fees and commission income	~~W~~	1,691	~~W~~	1,993	~~W~~	1,888	17.9%	(5.3)%
Net trading revenue (loss)		15		(448)		277	N/M (1)	N/M (1)
Trust fees, net		25		34		22	36.0	(35.3)
Impairment loss on debt securities		(621)		(508)		(186)	(18.2)	(63.4)
Net gain (loss) on investment securities		879		(2)		1,023	N/M (1)	N/M (1)
Other non-interest income		233		238		428	2.1	79.8

Total non-interest income	~~W~~	2,222	~~W~~	1,307	~~W~~	3,452	(41.2)	164.1

(1)	N/M = not meaningful.

Comparison of 2009 to 2008

Non-interest income increased 164.1% from ~~W~~1,307 billion in 2008 to ~~W~~3,452 billion in 2009. This increase was primarily attributable to:

•	a ~~W~~1,023 billion net gain on investment securities in 2009 compared to a ~~W~~2 billion net loss on investment securities in 2008;

•	net trading revenue of ~~W~~277 billion in 2009 compared to a net trading loss of ~~W~~448 billion in 2008; and

•	a ~~W~~322 billion decrease in impairment loss on debt securities from ~~W~~508 billion in 2008 to ~~W~~186 billion in 2009.

Net gain on investment securities represents net realized gains (or losses) and impairment losses on securities in our investment portfolio, other than impairment losses on debt securities. We recorded net gain on investment securities in 2009, compared to net loss on investment securities in 2008, primarily as a result of ~~W~~708 billion of gains realized by us upon our disposal of equity securities in 2009, including shares of Hyundai Engineering & Construction Co., Ltd. and POSCO. We recognized impairment losses of ~~W~~117 billion in 2009 with respect to our holdings of equity securities and beneficiary certificates in our investment portfolio, compared to ~~W~~137 billion in 2008.

Net trading revenue represents net realized and unrealized gains (or losses) on securities and derivatives in our trading portfolio. We recorded net trading revenue in 2009, compared to net trading loss in 2008, mainly due to ~~W~~891 billion of net gain on foreign exchange spot contracts in 2009, as well as a ~~W~~923 billion decrease in net losses on foreign exchange derivative instruments and a ~~W~~215 billion increase in net gains on equity securities.

The 63.4% decrease in impairment loss on debt securities was primarily due to a decrease in impairment losses on our holdings of collateralized debt obligations.

Comparison of 2008 to 2007

Non-interest income decreased 41.2% from ~~W~~2,222 billion in 2007 to ~~W~~1,307 billion in 2008. This decrease was primarily attributable to:

•	a ~~W~~2 billion net loss on investment securities in 2008 compared to a ~~W~~879 billion net gain on such securities in 2007; and

•	a ~~W~~448 billion net trading loss in 2008 compared to net trading revenue of ~~W~~15 billion in 2007.

These decreases were partially offset by a ~~W~~302 billion increase in fees and commission income from ~~W~~1,691 billion in 2007 to ~~W~~1,993 billion in 2008.

The ~~W~~881 billion decrease in net gain on investment securities from 2007 to 2008 resulted primarily from a decrease in gains on disposal of investment securities, as gains of approximately ~~W~~616 billion realized by us upon our disposal of shares of LG Card Co., Ltd. in 2007 were not repeated in 2008, as well as the deterioration of financial market conditions in 2008, which led to a decrease in the general level of securities prices. We recognized impairment losses of ~~W~~137 billion in 2008 with respect to our holdings of equity securities and beneficiary certificates in our investment portfolio, compared to ~~W~~61 billion in 2007.

The ~~W~~463 billion decrease in net trading revenue from 2007 to 2008 was primarily the result of net losses of ~~W~~1,444 billion on foreign exchange derivative instruments and ~~W~~439 billion on credit derivative instruments in 2008, due mainly to increased foreign exchange rate volatility and derivatives trading volume. Such losses were partially offset by ~~W~~1,296 billion of net gain on foreign exchange spot contracts in 2008.

Fees and commission income consists of fees on trade finance and other commercial fees, including commissions from Internet-based banking and bancassurance and commissions from credit card transactions. The 17.9% increase in fees and commission income from 2007 to 2008 resulted primarily from increases in fees and commissions relating to our credit card transactions.

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense:

	Year ended December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(in billions of Won)

Salaries and employee benefits	~~W~~	1,159	~~W~~	1,182	~~W~~	1,231	2.0%	4.1%
Other administrative expenses		1,001		1,181		1,151	18.0	(2.5)
Fees and commissions		295		447		461	51.5	3.1
Depreciation and amortization		289		340		282	17.6	(17.1)
Other non-interest expenses		723		986		968	36.4	(1.8)

Total non-interest expense	~~W~~	3,467	~~W~~	4,136	~~W~~	4,093	19.3	(1.0)

Comparison of 2009 to 2008

Non-interest expense remained relatively constant at ~~W~~4,093 billion in 2009, compared to ~~W~~4,136 billion in 2008, as decreases in depreciation and amortization expenses, other administrative expenses and other non-interest expenses were largely offset by increases in salaries and employee benefits and fees and commissions.

Comparison of 2008 to 2007

Non-interest expense increased 19.3% from ~~W~~3,467 billion in 2007 to ~~W~~4,136 billion in 2008. This increase was primarily due to:

•	a ~~W~~263 billion increase in other non-interest expenses from ~~W~~723 billion in 2007 to ~~W~~986 billion in 2008;

•	a ~~W~~180 billion increase in other administrative expenses from ~~W~~1,001 billion in 2007 to ~~W~~1,181 billion in 2007; and

•	a ~~W~~152 billion increase in fees and commissions from ~~W~~295 billion in 2007 to ~~W~~447 billion in 2008.

Other non-interest expense consists mainly of losses on sales of loans, losses on disposal of premises and equipment, and various other items. The 36.4% increase in other non-interest expense resulted mainly from impairment of goodwill with respect to Woori Financial and Kumho Investment Bank Co., Ltd. in 2008. See Note 14 of the notes to our consolidated financial statements included elsewhere in this annual report.

Other administrative expenses consist mainly of rent, outside service fees and advertising expenses. The 18.0% increase in other administrative expenses was mainly due to increases in rents paid for employee housing and outside service provider fees.

Fees and commission expenses consist primarily of fees paid on credit cards, fees paid on remittances and collections and fees paid on letters of credit. The 51.5% increase in fees and commission expenses was primarily due to a ~~W~~152 billion increase in fees and commission expenses related to our credit card operations, as the number and charge volume of our credit cards increased.

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

Certain of our subsidiaries have significant net operating loss carry-forwards. Based on our internal estimates of our future profits, we establish a valuation allowance to the extent that it is more likely than not that such carry-forwards and other deferral tax assets will not be realized. Increases or decreases in such valuation allowance are recognized as part of our income tax expense. See Note 29 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison 2009 to 2008

Income tax expense increased 5.9% from ~~W~~358 billion in 2008 to ~~W~~379 billion in 2009. Such increase resulted primarily from an ~~W~~1,005 billion increase in our income from continuing operations before income taxes from ~~W~~486 billion in 2008 to ~~W~~1,491 billion in 2009, the effect of which was partially offset by a decrease in the applicable statutory tax rate. See Note 29 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison 2008 to 2007

Income tax expense decreased from ~~W~~837 billion in 2007 to ~~W~~358 billion in 2008. Such decrease resulted primarily from a significant decrease in our income from continuing operations before income taxes from ~~W~~3,091 billion in 2007 to ~~W~~486 billion in 2008.

Net Income

Due to the factors described above, our net income in 2009 was ~~W~~1,112 billion, compared to net income of ~~W~~128 billion in 2008 and ~~W~~2,253 billion in 2007.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Net income(1)						Total operating income(2)
	Year ended December 31,						Year ended December 31,
	2007		2008		2009		2007		2008		2009
	(in billions of Won)

Woori Bank	~~W~~	1,654	~~W~~	160	~~W~~	760	~~W~~	20,347	~~W~~	74,402	~~W~~	43,447
Kyongnam Bank		161		210		193		1,353		2,718		1,843
Kwangju Bank		111		103		62		987		1,354		1,235
Credit card operations		124		74		195		722		1,006		1,051
Securities brokerage services		264		186		89		3,110		6,768		5,387
Other		2,094		501		1,115		2,732		2,054		3,171

Total(3)	~~W~~	4,408	~~W~~	1,234	~~W~~	2,414	~~W~~	29,251	~~W~~	88,302	~~W~~	56,134

(1)	After deduction of income tax and minority interest allocated among each segment.
(2)	Comprises interest and dividend income, non-interest income, extraordinary gain and reversal of credit loss and other allowances.
(3)	Before eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Woori Bank

Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. The Woori Bank segment does not include the credit card operations of Woori Bank acquired as a result of its merger with Woori Credit Card in March 2004, which are reported as a separate business segment.

	Year ended December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(in billions of Won)

Income statement data
Interest and dividend income	~~W~~	9,969	~~W~~	12,616	~~W~~	10,485	26.6%	(16.9)%
Interest expense		6,245		8,413		6,739	34.7	(19.9)
Provision for loan losses and credit-related commitments		589		1,399		1,696	137.5	21.2
Non-interest income		10,378		61,786		32,962	495.4	(46.7)
Non-interest expense including depreciation and amortization		11,291		64,080		34,062	467.5	(46.8)
Net income before tax		2,222		510		950	(77.0)	86.3
Income tax expense (benefit)		567		349		190	(38.4)	(45.6)

Net income	~~W~~	1,655	~~W~~	161	~~W~~	760	(90.3)	372.0

Controlling interest		1,654		160		759	(90.3)	374.4
Noncontrolling interest		1		1		1	0.0	0.0
Net interest margin		2.6%		2.2%		1.9%

Comparison of 2009 to 2008

Our net income before tax for this segment increased 86.3% from ~~W~~510 billion in 2008 to ~~W~~950 billion in 2009. Net income after tax also increased 372.0% from ~~W~~161 billion in 2008 to ~~W~~760 billion in 2009.

Interest and dividend income from our Woori Bank operations decreased 16.9% from ~~W~~12,616 billion in 2008 to ~~W~~10,485 billion in 2009, primarily due to an overall decrease in average yields on interest-earning assets, which was partially offset by an increase in the average balance of Woori Bank’s interest-earning assets. The decrease in average yields on interest-earning assets was attributable mainly to the lower interest rate environment in Korea. The average volume of Woori Bank’s loans (excluding credit card receivables) on a non-consolidated basis increased 10.2% from ~~W~~188,155 billion in 2008 to ~~W~~207,256 billion in 2009, primarily as a result of an increase in the average volume of loans to small- and medium-sized enterprise borrowers, which reflected policies and initiatives introduced by the Korean government to encourage Korean banks to provide financial support for such borrowers.

Interest expense decreased 19.9% from ~~W~~8,413 billion in 2008 to ~~W~~6,739 billion in 2009. The decrease in interest expense was primarily due to a decrease in the average cost of interest-bearing liabilities resulting from the lower interest rate environment in Korea. This decrease was partially offset by a 16.4% increase in the average volume of interest-bearing liabilities on a non-consolidated basis from ~~W~~166,075 billion in 2008 to ~~W~~193,301 billion in 2009, which was attributable mainly to an increase in the average volume of deposits (principally time and savings deposits) reflecting increased demand for such deposits as alternatives to higher-risk investments.

Net interest income decreased 10.9% from ~~W~~4,203 billion in 2008 to ~~W~~3,746 billion in 2009. The decrease in net interest income primarily reflected a decrease in interest on loans, which was enhanced by a decrease in net interest spread. Such decrease in turn resulted from a larger decrease in the average yield of interest-bearing assets compared to a relatively smaller decrease in the average cost of interest-bearing liabilities, primarily reflecting the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of the lower interest rate environment.

Provision for loan losses and credit-related commitments increased from ~~W~~1,399 billion in 2008 to ~~W~~1,696 billion in 2009. The increase was primarily as a result of increases in delinquencies and non-performing loans in Woori Bank’s loan portfolio, particularly with respect to small- and medium-sized enterprise, which reflected continuing adverse economic conditions in Korea during 2009.

Non-interest income decreased 46.7% from ~~W~~61,786 billion in 2008 to ~~W~~32,962 billion in 2009, primarily due to a decrease in gains on derivatives and foreign exchange, which mainly reflected decreased volatility and trading volume.

Non-interest expense, including depreciation and amortization, decreased 46.8% from ~~W~~64,080 billion in 2008 to ~~W~~34,062 billion in 2008, primarily as a result of a decrease in losses on derivatives and foreign exchange, which mainly reflected decreased volatility and trading volume.

Comparison of 2008 to 2007

Our net income before tax for this segment decreased 77.0% from ~~W~~2,222 billion in 2007 to ~~W~~510 billion in 2008. Net income after tax also decreased 90.3% from ~~W~~1,655 billion in 2007 to ~~W~~161 billion in 2008.

Interest and dividend income from our Woori Bank operations increased 26.6% from ~~W~~9,969 billion in 2007 to ~~W~~12,616 billion in 2008, primarily due to an increase in average lending volumes as well as an overall increase in average yields on interest-earning assets. The average volume of Woori Bank’s loans (excluding credit card receivables) on a non-consolidated basis increased 14.8% from ~~W~~129,294 billion in 2007 to ~~W~~148,399 billion in 2008, with the majority of this increase resulting from increases in the average volumes of loans to large corporations and small- and medium-sized enterprises, reflecting increased demand for such loans. The increase in average yields on interest-earning assets was attributable mainly to the general increase in market interest rates.

Interest expense increased 34.7% from ~~W~~6,245 billion in 2007 to ~~W~~8,413 billion in 2008. The increase in interest expense was primarily due to a 7.4% increase in the average volume of interest-bearing liabilities on a non-consolidated basis from ~~W~~154,501 billion in 2007 to ~~W~~166,075 billion in 2008, which was attributable mainly to an increase in the average volume of deposits (principally other time deposits and savings deposits) due to Woori Bank’s increased marketing efforts to attract deposits in order to fund its higher lending levels and increased demand for deposits as alternatives to higher-risk investments, as well as an increase in the average volume of long-term debt due to Woori Bank’s efforts to increase stable funding sources. This increase was enhanced by an increase in the average cost of interest-bearing liabilities resulting from the higher interest rate environment in Korea.

Net interest income increased 12.8% from ~~W~~3,724 billion in 2007 to ~~W~~4,203 billion in 2008. The increase in net interest income primarily reflected the increase in interest on loans, which was partially offset by a decrease in net interest spread, which in turn resulted from a larger increase in the cost of interest-bearing liabilities, particularly for other time deposits and certificate of deposit accounts where the growth in average volume was relatively large, compared to the relatively smaller increase in the average yield on interest-earning assets.

Provision for loan losses and credit-related commitments increased from ~~W~~589 billion in 2007 to ~~W~~1,399 billion in 2008. The increase was primarily as a result of increases in delinquencies and non-performing loans in Woori Bank’s loan portfolio, particularly with respect to small- and medium-sized enterprise and construction industry borrowers, as well as the overall growth in its loan portfolio in 2008.

Non-interest income increased 495.4% from ~~W~~10,378 billion in 2007 to ~~W~~61,786 billion in 2008, primarily due to an increase in gains on derivatives and foreign exchange, which mainly reflected increased volatility and trading volume.

Non-interest expense, including depreciation and amortization, increased 467.5% from ~~W~~11,291 billion in 2007 to ~~W~~64,080 billion in 2008, primarily as a result of increased losses on derivatives and foreign exchange, which mainly reflected increased volatility and trading volume.

Kyongnam Bank

Kyongnam Bank is a regional commercial bank that provides financial services in Masan and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises.

	Year ended December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(in billions of Won)

Income statement data
Interest and dividend income	~~W~~	1,009	~~W~~	1,272	~~W~~	1,143	26.1%	(10.1)%
Interest expense		591		753		604	27.4	(19.8)
Provision for loan losses and credit-related commitments		38		95		65	150.0	(31.6)
Non-interest income		344		1,446		700	320.3	(51.6)
Non-interest expense including depreciation and amortization		503		1,586		918	215.3	(42.1)

Net income before tax		221		284		256	28.5	(9.9)
Income tax expense		60		74		63	23.3	(14.9)
Net income	~~W~~	161	~~W~~	210	~~W~~	193	30.4	(8.1)

Controlling interest		161		210		193	30.4	(8.1)
Noncontrolling interest		—		—		—	—	—

Comparison of 2009 to 2008

Our net income before tax for this segment decreased 9.9% from ~~W~~284 billion in 2008 to ~~W~~256 billion in 2009. Net income after tax also decreased 8.1% from ~~W~~210 billion in 2008 to ~~W~~193 billion in 2009.

Interest and dividend income from our Kyongnam Bank operations decreased 10.1% from ~~W~~1,272 billion in 2008 to ~~W~~1,143 billion in 2009, primarily due to an overall decrease in average yields on interest-earning assets, resulting from the general decrease in market interest rates, which was partially offset by an increase in average lending volumes. The average volume of Kyongnam Bank’s loans increased 5.2% from ~~W~~13,916 billion in 2008 to ~~W~~14,645 billion in 2009, primarily due to an increase in the average volume of loans to small- and medium-sized enterprises, reflecting policies and initiatives introduced by the Korean government to encourage Korean banks to provide financial support for such borrowers.

Interest expense decreased 19.8% from ~~W~~753 billion in 2009 to ~~W~~604 billion in 2009. The decrease in interest expense resulted principally from a decrease in the average cost of interest-bearing liabilities due to the lower interest rate environment. This decrease was partially offset by a 7.1% increase in the average volume of deposits from ~~W~~12,282 billion in 2008 to ~~W~~13,154 billion in 2009, primarily as a result of increased demand for bank deposit products (principally demand deposits) in southeastern Korea.

Provision for loan losses and credit-related commitments decreased 31.6% from ~~W~~95 billion in 2008 to ~~W~~65 billion in 2009, primarily due to improvement in the asset quality of Kyongnam Bank’s consumer and small- and medium-sized enterprise loan portfolios, primarily as a result of higher levels of charge-offs, which was partially offset by increased lending volumes.

Non-interest income decreased 51.6% from ~~W~~1,446 billion in 2008 to ~~W~~700 billion in 2009, primarily due to a decrease in gains on derivatives and foreign exchange.

Non-interest expense, including depreciation and amortization, decreased 42.1% from ~~W~~1,586 billion in 2008 to ~~W~~918 billion in 2009, primarily due to a decrease in losses on derivatives and foreign exchange.

Comparison of 2008 to 2007

Our net income before tax for this segment increased 28.5% from ~~W~~221 billion in 2007 to ~~W~~284 billion in 2008. Net income after tax also increased 30.4% from ~~W~~161 billion in 2007 to ~~W~~210 billion in 2008.

Interest and dividend income from our Kyongnam Bank operations increased 26.1% from ~~W~~1,009 billion in 2007 to ~~W~~1,272 billion in 2008, primarily due to an increase in average lending volumes, which was enhanced by an overall increase in average yields on interest-earning assets. The average volume of Kyongnam Bank’s loans increased 16.0% from ~~W~~11,996 billion in 2007 to ~~W~~13,916 billion in 2008, with substantially all of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises, reflecting increased demand for, and Kyongnam Bank’s continued focus on providing, these loan products. The increase in interest income resulting mainly from the increased volume of interest-earning assets was enhanced by an increase in average yields on interest-earning assets resulting from the general increase in market interest rates.

Interest expense increased 27.4% from ~~W~~591 billion in 2007 to ~~W~~753 billion in 2008. The increase in interest expense resulted principally from an 7.4% increase in the average volume of deposits from ~~W~~11,441 billion in 2007 to ~~W~~12,282 billion in 2008, primarily as a result of increased overall demand for bank deposit products (principally other time deposits and savings deposits) in Korea. This increase was enhanced by an increase in long-term debt as well as an increase in the average cost of interest-bearing liabilities due to the higher interest rate environment.

Provision for loan losses and credit-related commitments increased 150.0% from ~~W~~38 billion in 2007 to ~~W~~95 billion in 2008, primarily due to increases in delinquencies and non-performing loans in Kyongnam Bank’s loan portfolio, particularly with respect to small- and medium-sized enterprise borrowers, as well as the overall growth in its loan portfolio in 2008.

Non-interest income increased 320.3% from ~~W~~344 billion in 2007 to ~~W~~1,446 billion in 2008, primarily due to an increase in gains on derivatives and foreign exchange.

Non-interest expense, including depreciation and amortization, increased 215.3% from ~~W~~503 billion in 2007 to ~~W~~1,586 billion in 2008, primarily due to an increase in losses on derivatives and foreign exchange.

Kwangju Bank

Kwangju Bank is a regional bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers.

	Year ended December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(in billions of Won)

Income statement data
Interest and dividend income	~~W~~	868	~~W~~	1,025	~~W~~	907	18.1%	(11.5)%
Interest expense		532		640		489	20.3	(23.6)
Provision for loan losses and credit-related commitments		50		84		154	68.0	83.3
Non-interest income		119		329		328	176.5	(0.3)
Non-interest expense including depreciation and amortization		254		485		509	90.9	4.9

Net income before tax		151		145		83	(4.0)	(42.8)
Income tax expense (benefit)		40		42		21	5.0	(50.0)
Net income	~~W~~	111	~~W~~	103	~~W~~	62	(7.2)	(39.8)

Controlling interest		111		103		62	(7.2)	(39.8)
Noncontrolling interest		—		—		—	—	—

Comparison of 2009 to 2008

Our net income before tax for this segment decreased 42.8% from ~~W~~145 billion in 2008 to ~~W~~83 billion in 2009. Net income after tax also decreased 39.8% from ~~W~~103 million in 2008 to ~~W~~62 million in 2009.

Interest and dividend income from our Kwangju Bank operations decreased 11.5% from ~~W~~1,025 billion in 2008 to ~~W~~907 billion in 2009, primarily due to an overall decrease in average yields on interest-earning assets resulting from the general decrease in market interest rates, which was partially offset by an increase in average lending volumes. The average volume of Kwangju Bank’s loans increased 1.6% from ~~W~~10,525 billion in 2008 to ~~W~~10,692 billion in 2009, with the majority of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises, which reflected policies and initiatives introduced by the Korean government to encourage Korean banks to provide financial support for such borrowers.

Interest expense decreased 23.6% from ~~W~~604 billion in 2009 to ~~W~~489 billion in 2009. The decrease in interest expense resulted principally from a decrease in the average cost of interest-bearing liabilities due to the lower interest rate environment. This decrease was enhanced by a 2.5% decrease in the average volume of deposits from ~~W~~10,916 billion in 2008 to ~~W~~10,639 billion in 2009, primarily as a result of Kwangju Bank’s decreased focus on providing time deposit products to consumers in 2009.

Provision for loan losses and credit-related commitments increased 83.3% from ~~W~~84 billion in 2008 to ~~W~~154 billion in 2009, primarily due to increases in delinquencies and non-performing loans in Kwangju Bank’s loan portfolio, particularly with respect to small- and medium-sized enterprise borrowers.

Non-interest income remained relatively constant at ~~W~~328 billion in 2009 compared to ~~W~~329 billion in 2008.

Non-interest expense, including depreciation and amortization, increased 4.9% from ~~W~~485 billion in 2008 to ~~W~~509 billion in 2009, primarily due to a decrease in losses on foreign exchange.

Comparison of 2008 to 2007

Our net income before tax for this segment decreased 4.0% from ~~W~~151 billion in 2007 to ~~W~~145 billion in 2008. Net income after tax also decreased 7.2% from ~~W~~111 billion in 2007 to ~~W~~103 in 2008.

Interest and dividend income from our Kwangju Bank operations increased 18.1% from ~~W~~868 billion in 2007 to ~~W~~1,025 billion in 2008, primarily due to an increase in average lending volumes, which was enhanced by an overall increase in average yields on interest-earning assets. The average volume of Kwangju Bank’s loans increased 14.2% from ~~W~~9,215 billion in 2007 to ~~W~~10,525 billion in 2008, with the majority of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises, reflecting increased demand for these loan products. The increase in interest income resulting mainly from the increased volume of interest-earning assets was enhanced by an increase in average yields on interest-earning assets resulting from the general increase in market interest rates.

Interest expense increased 20.3% from ~~W~~532 billion in 2007 to ~~W~~640 billion in 2008. The increase in interest expense resulted principally from an increase in the average cost of interest-bearing liabilities due to the higher interest rate environment, which was enhanced by a slight increase in the average volume of deposits in 2008.

Provision for loan losses and credit-related commitments increased 68.0% from ~~W~~50 billion in 2007 to ~~W~~84 billion in 2008, primarily due to increases in delinquencies and non-performing loans in Kwangju Bank’s loan portfolio, particularly with respect to small- and medium-sized enterprise borrowers, as well as the overall growth in its loan portfolio in 2008.

Non-interest income increased 176.5% from ~~W~~119 billion in 2007 to ~~W~~329 billion in 2008. This increase was due primarily to increase in gains on derivatives and foreign exchange.

Non-interest expense, including depreciation and amortization, increased 90.9% from ~~W~~254 billion in 2007 to ~~W~~485 billion in 2008. This increase was due primarily to increases in losses on derivatives and foreign exchange.

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

	Year ended December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(in billions of Won)

Income statement data
Interest and dividend income	~~W~~	693	~~W~~	929	~~W~~	1,000	34.1%	7.6%
Interest expense		95		205		128	115.8	(37.6)
Provision for loan losses and credit-related commitments		79		166		201	110.1	21.1
Non-interest income		29		77		51	165.5	(33.8)
Non-interest expense including depreciation and amortization		377		538		465	42.7	(13.6)

Net income before tax		171		97		257	(43.3)	164.9
Income tax expense(1)		47		23		62	(51.1)	169.6
Net income	~~W~~	124	~~W~~	74	~~W~~	195	(51.1)	163.5

Controlling Interest		124		74		195	(51.1)	163.5
Noncontrolling interest		—		—		—	—	—

(1)	Portion of Woori Bank’s income tax allocated to this segment based on income before tax.

Comparison of 2009 to 2008

Our net income before tax for this segment increased 164.9% from ~~W~~97 billion in 2008 to ~~W~~257 billion in 2009. Net income after tax also increased 163.5% from ~~W~~74 billion in 2008 to ~~W~~195 billion in 2009.

Interest and dividend income for this segment increased 7.6% from ~~W~~929 billion in 2008 to ~~W~~1,000 billion in 2009. This increase was attributable primarily to growth in the average volume of outstanding credit card balances due to increases in both purchases made by our cardholders and the number of new cardholders. This increase was enhanced by a slight increase in the average yields on credit card balances resulting principally from a decrease in interest-free installment payment benefits extended by us to our cardholders, as well as an increase in the proportion of consumer credit card purchases, which typically carry higher interest rates, relative to our overall credit card balances.

Interest expense decreased 37.6% from ~~W~~205 billion in 2008 to ~~W~~128 billion in 2009 principally due to a decrease in our internal funding rate applicable to the inter-segment allocation of funds to our credit card segment, which was partially offset by an increase in the average volume of such funds.

Provision for loan losses and credit-related commitments increased 21.1% from ~~W~~166 billion in 2008 to ~~W~~201 billion in 2009, reflecting overall deterioration in the asset quality of our credit card receivables and credit-related commitments throughout most of 2009. In 2009, our credit card operations charged off credit card balances amounting to ~~W~~193 billion, as compared to ~~W~~105 billion in 2008.

Non-interest income decreased 33.8% from ~~W~~77 billion in 2008 to ~~W~~51 billion in 2009 primarily as a result of a decrease in valuation gain on our equity method investment in BC Card from ~~W~~48 billion in 2008 to ~~W~~15 billion in 2009.

Non-interest expense, which includes depreciation and amortization, decreased 13.6% from ~~W~~538 billion in 2008 to ~~W~~465 billion in 2009. This decrease was primarily due to a decrease commissions paid in connection with our credit card operations, as well as a decrease in selling, general and administrative expenses related to this segment reflecting our cost reduction efforts in 2009.

Comparison of 2008 to 2007

Our net income before tax for this segment decreased 43.3% from ~~W~~171 billion in 2007 to ~~W~~97 billion in 2008. Net income after tax also decreased 40.3% from ~~W~~124 billion in 2007 to ~~W~~74 billion in 2008.

Interest and dividend income for this segment increased 34.1% from ~~W~~693 billion in 2007 to ~~W~~929 billion in 2008. This increase was attributable primarily to growth in the average volume of outstanding credit card balances due to increases in both the number of new cardholders and purchases made by our cardholders.

Interest expense increased 115.8% from ~~W~~95 billion in 2007 to ~~W~~205 billion in 2008 principally due to an increase in the average volume of inter-segment allocation of funds to our credit card segment, which was enhanced by an increase in our internal funding rate applicable to such funds.

Provision for loan losses and credit-related commitments increased 110.1% from ~~W~~79 billion in 2007 to ~~W~~166 billion in 2008, reflecting overall deterioration in the asset quality of our credit card receivables and credit-related commitments in 2008. In 2008, our credit card operations charged off credit card balances amounting to ~~W~~105 billion, as compared to ~~W~~78 billion in 2007.

Non-interest income increased 165.5% from ~~W~~29 billion in 2007 to ~~W~~77 billion in 2008. This increase resulted principally from a ~~W~~48 billion increase in valuation gain on our equity method investment in BC Card.

Non-interest expense, which includes depreciation and amortization, increased 42.7% from ~~W~~377 billion in 2007 to ~~W~~538 billion in 2008. This increase was primarily due to an increase in commissions paid in connection with our credit card operations, as well as an increase in selling, general and administrative expenses related to this segment.

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

	Year ended December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(in billions of Won)

Income statement data
Interest and dividend income	~~W~~	549	~~W~~	775	~~W~~	651	41.2%	(16.0)%
Interest expense		342		470		304	37.4	(35.3)
Provision for loan losses and credit-related commitments (reversal of provision)		0		39		112	N/M (1)	187.2
Non-interest income		2,561		5,993		4,736	134.0	(21.0)
Non-interest expense including depreciation and amortization		2,389		5,992		4,846	150.8	(19.1)

Net income before tax		379		267		125	(29.6)	(53.2)
Income tax expense		115		81		36	(29.6)	(55.6)
Net income	~~W~~	264	~~W~~	186	~~W~~	89	(29.5)	(52.2)

Controlling interest		264		186		89	(29.5)	(52.2)
Noncontrolling interest		—		—		—	—	—

(1)	N/M = not meaningful.

Comparison of 2009 to 2008

Our net income before tax for this segment decreased 53.2% from ~~W~~267 billion in 2008 to ~~W~~125 billion in 2008. Net income after tax also decreased 52.2% from ~~W~~186 billion in 2008 to ~~W~~89 billion in 2009.

Interest and dividend income for this segment decreased 16.0% from ~~W~~775 billion in 2008 to ~~W~~651 billion in 2009, principally due to decreases in interest and dividend payments due to lower average yields on the securities held by Woori Investment & Securities, reflecting the lower interest rate environment in Korea in 2009, as well as a decrease in interest income from Woori Investment & Securities’ merchant banking operations, which it discontinued from October 2009.

Interest expense decreased 35.3% from ~~W~~470 billion in 2008 to ~~W~~304 billion in 2009, primarily as a result of a decrease in interest expense relating to both Won and foreign currency borrowings of Woori Investment & Securities, which reflected the lower interest rate environment.

Provision for loan losses and credit-related commitments increased 187.2% from ~~W~~39 billion in 2008 to ~~W~~112 billion in 2009, primarily as a result of a deterioration in the asset quality of Woori Investment & Securities’ project finance-related commitments.

Non-interest income, which includes commission income from our brokerage operations, decreased 21.0% from ~~W~~5,993 billion in 2008 to ~~W~~4,736 billion in 2009, mainly due to a decrease in gain on transaction and valuation of derivatives, which reflected reduced foreign exchange and interest rate volatility and transaction volume.

Non-interest expense, which includes depreciation and amortization, decreased 19.1% from ~~W~~5,992 billion in 2008 to ~~W~~4,846 billion in 2008, primarily as a result of a decrease in loss on transaction and valuation of derivatives, which reflected reduced foreign exchange and interest rate volatility and transaction volume.

Comparison of 2008 to 2007

Our net income before tax for this segment decreased 29.6% from ~~W~~379 billion in 2007 to ~~W~~267 billion in 2008. Net income after tax also decreased 29.5% from ~~W~~264 billion in 2007 to ~~W~~186 billion in 2008.

Interest and dividend income for this segment increased 41.2% from ~~W~~549 billion in 2007 to ~~W~~775 billion in 2008, primarily as a result of increases in interest and dividend payments due to continued growth in the average volume of securities held by Woori Investment & Securities, particularly finance debentures.

Interest expense increased 37.4% from ~~W~~342 billion in 2007 to ~~W~~470 billion in 2008, primarily as a result of an increase in the average volume of secured borrowings of Woori Investment & Securities.

Provision for loan losses and credit-related commitments changed from less than ~~W~~1 billion in 2007 to ~~W~~39 billion in 2008, primarily as a result of a deterioration in the asset quality of Woori Investment & Securities’ margin loans.

Non-interest income, which includes commission income from our brokerage operations, increased 134.0% from ~~W~~2,561 billion in 2007 to ~~W~~5,993 billion in 2008, primarily as a result of an increase in gain on transaction of derivatives, as well as an increase in gain on valuation of structured securities (including equity-linked securities).

Non-interest expense, which includes depreciation and amortization, increased 150.8% from ~~W~~2,389 billion in 2007 to ~~W~~5,992 billion in 2008, primarily as a result of an increase in loss on valuation of structured securities (including equity-linked securities), as well as an increase in loss on transaction of derivatives.

Other Operations

Other operations include the operations of Woori Finance Holdings and all of our subsidiaries that were consolidated under Korean GAAP as of December 31, 2009 except Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities, including principally Woori Finance Information System, Woori F&I, Woori Asset Management, Woori Financial (in which we acquired a 51.4% interest, on a U.S. GAAP basis, in September 2007), Woori Aviva Life Insurance (in which we acquired a 51.0% interest, on a U.S. GAAP basis, in April 2008) and a number of other smaller subsidiaries, none of which constituted a separate reportable segment.

	Year ended December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(in billions of Won)

Income statement data
Interest and dividend income	~~W~~	91	~~W~~	328	~~W~~	416	260.4%	26.8%
Interest expense		155		324		449	109.0	38.6
Provision for loan losses and credit-related commitments (reversal of provision)		4		34		69	750.0	102.9
Non-interest income		2,641		1,726		2,755	(34.6)	59.6
Non-interest expense including depreciation and amortization		457		1,174		1,504	156.9	28.1

Net income before tax		2,116		522		1,149	(75.3)	120.1
Income tax expense		21		26		34	23.8	30.8
Net income	~~W~~	2,095	~~W~~	496	~~W~~	1,115	(76.1)	124.8

Controlling interest		2,094		501		1,098	(76.3)	119.2
Noncontrolling interest		1		(5)		17	N/M (1)	N/M	(1)

(1)	N/M = not meaningful.

Comparison of 2009 to 2008

Our net income before tax for this segment increased 120.1% from ~~W~~522 billion in 2008 to ~~W~~1,149 billion in 2009. Net income after tax also increased 124.8% from ~~W~~496 billion in 2008 to ~~W~~1,115 billion in 2009.

Interest and dividend income increased 26.8% from ~~W~~328 billion in 2008 to ~~W~~416 billion in 2009. This increase was primarily due to an increase in the average volume of loans by Woori Financial, which was partially offset by a decrease in average yields on such loans resulting from the general decrease in market interest rates in Korea in 2009.

Interest expense increased 38.6% from ~~W~~324 billion in 2008 to ~~W~~449 billion in 2009. This increase was principally the result of an increase in the average volume of debentures issued by Woori Financial, which was partially offset by a decrease in the average cost of such debentures.

Provision for loan losses and credit-related commitments increased 102.9% from ~~W~~34 billion in 2008 to ~~W~~69 billion in 2009. This increase was primarily as a result of increased delinquencies in, as well as the growth of, Woori Financial’s loan portfolio.

Non-interest income increased 59.6% from ~~W~~1,726 billion in 2008 to ~~W~~2,755 billion in 2009. This increase was attributable primarily to the inclusion of Woori Aviva Life Insurance’s full-year results of operations in this segment commencing in 2009.

Non-interest expense, including depreciation and amortization, increased 28.1% from ~~W~~1,174 billion in 2008 to ~~W~~1,504 billion in 2009, mainly as the result of the inclusion of Woori Aviva Life Insurance’s full-year results of operations in this segment commencing in 2009.

Comparison of 2008 to 2007

Our net income before tax for this segment decreased 75.3% from ~~W~~2,116 billion in 2007 to ~~W~~522 billion in 2008. Net income after tax also decreased 76.3% from ~~W~~2,095 billion in 2007 to ~~W~~496 billion in 2008.

Interest and dividend income increased 260.4% from ~~W~~91 billion in 2007 to ~~W~~328 billion in 2008. This increase was primarily due to an increase in interest and dividend income of Woori Private Equity that was allocated to this segment following its consolidation in 2008 of its portfolio companies, which were previously not consolidated for this segment, as well as an increase in the average volume of loans by Woori Financial.

Interest expense increased 109.0% from ~~W~~155 billion in 2007 to ~~W~~324 billion in 2008. This increase was primarily due to an increase in interest expense of Woori Private Equity that was allocated to this segment following its consolidation in 2008 of its portfolio companies, which were previously not consolidated for this segment, as well as increases in the average volume and average cost of debentures issued by Woori Financial in 2008.

Provision for loan losses and credit-related commitments increased from ~~W~~4 billion in 2007 to ~~W~~34 billion in 2008. This increase was primarily as a result of increased delinquencies in Woori Financial’s loan portfolio.

Non-interest income decreased 34.6% from ~~W~~2,641 billion in 2007 to ~~W~~1,726 billion in 2008. This increase was attributable primarily to losses recorded by Woori Finance Holdings in 2008 on valuation of investments in affiliates accounted for under the equity method, principally Woori Bank, due to decreases in net income recorded by our subsidiaries.

Non-interest expense, including depreciation and amortization, increased 156.9% from ~~W~~457 billion in 2007 to ~~W~~1,174 billion in 2008 primarily due to non-interest expenses of Woori Aviva Life Insurance that were allocated to this segment following our acquisition of Woori Aviva Life Insurance in April 2008.

Item 5B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(in billions of Won)

Cash and cash equivalents	~~W~~	11,553	~~W~~	13,564	~~W~~	16,581	17.4%	22.2%
Restricted cash		131		2,761		588	2,007.6	(78.7)
Interest-bearing deposits in other banks		2,128		1,747		2,207	(17.9)	26.3
Call loans and securities purchased under resale agreements		1,695		3,692		6,524	117.8	76.7
Trading securities		12,173		19,817		14,225	62.8	(28.2)
Available-for-sale securities		27,235		23,406		16,059	(14.1)	(31.4)
Held-to-maturity securities		8,216		9,612		15,974	17.0	66.2
Other investment assets		2,051		2,417		2,565	17.8	6.1

	As of December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(in billions of Won)

Loans:
Domestic:
Commercial:
Commercial and industrial		76,050		93,931		96,484	23.5	2.7
Lease financing		272		425		578	56.3	36.0
Trade financing		8,754		12,201		10,321	39.4	(15.4)
Other commercial(1)		6,496		8,266		6,602	27.2	(20.1)

Total commercial		91,572		114,823		113,985	25.4	(0.7)
Consumer:
General purpose household(2)		56,176		56,911		58,127	1.3	2.1
Mortgage		3,248		3,275		3,806	0.8	16.2
Credit cards		3,325		4,294		4,098	29.1	(4.6)

Total consumer		62,749		64,480		66,031	2.8	2.4

Total domestic		154,321		179,303		180,016	16.2	0.4
Foreign:
Commercial:
Commercial and industrial		5,327		9,015		7,393	69.2	(18.0)
Trade financing		138		185		92	34.1	(50.3)
Total commercial		5,465		9,200		7,485	68.3	(18.6)
Consumer:		99		129		116	30.3	(10.1)
Total foreign		5,564		9,329		7,601	67.7	(18.5)
Deferred origination costs		(3)		28		96	(1,033.3)	242.9
Less: unearned income		(17)		(51)		(98)	200.0	92.2
Less: allowance for loan losses		(1,735)		(2,942)		(3,557)	69.6	20.9
Total loans, net		158,130		185,667		184,058	17.4	(0.9)
Due from customers on acceptances		249		789		791	216.9	0.3
Premises and equipment, net		2,399		2,454		2,611	2.3	6.4
Accrued interest and dividends receivable		950		1,079		956	13.6	(11.4)
Assets held for sale		132		351		591	165.9	68.4
Goodwill		232		136		114	(41.4)	(16.2)
Other assets		3,601		3,653		3,180	1.4	(12.9)

Total assets	~~W~~	230,875	~~W~~	271,145	~~W~~	267,024	17.4	(1.5)

(1)	Other commercial loans include bills bought in foreign currency and overdrafts.
(2)	Includes home equity loans.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2009 to 2008

Our total assets decreased 1.5% from ~~W~~271,145 billion as of December 31, 2008 to ~~W~~267,024 billion as of December 31, 2009, principally due to a 31.4% decrease in available-for-sale securities from ~~W~~23,406 billion as of December 31, 2008 to ~~W~~16,059 billion as of December 31, 2009, a 28.2% decrease in trading securities from ~~W~~19,817 billion as of December 31, 2008 to ~~W~~14,225 billion as of December 31, 2009 and a 78.7% decrease in restricted cash from ~~W~~2,761 billion as of December 31, 2008 to ~~W~~588 billion as of

December 31, 2009. The effect of these decreases was partially offset by a 66.2% increase in held-to-maturity securities from ~~W~~9,612 billion as of December 31, 2008 to ~~W~~15,974 billion as of December 31, 2009, a 22.2% increase in cash and cash equivalents from ~~W~~13,564 billion as of December 31, 2008 to ~~W~~16,581 billion as of December 31, 2009 and a 76.7% increase in call loans and securities purchased under resale agreements from ~~W~~3,692 billion as of December 31, 2008 to ~~W~~6,524 billion as of December 31, 2009.

Comparison of 2008 to 2007

Our total assets increased 17.4% from ~~W~~230,875 billion as of December 31, 2007 to ~~W~~271,145 billion as of December 31, 2008 principally due to a 16.2% increase in domestic commercial loans and consumer credits from ~~W~~154,321 billion as of December 31, 2007 to ~~W~~179,303 billion as of December 31, 2008 and a 62.8% increase in trading securities from ~~W~~12,173 billion as of December 31, 2007 to ~~W~~19,817 billion as of December 31, 2008. The increase in domestic commercial loans and consumer credits was largely due to a 23.5% increase in domestic commercial and industrial loans, from ~~W~~76,050 billion as of December 31, 2007 to ~~W~~93,931 billion as of December 31, 2008, and a 39.4% increase in trade financing from ~~W~~8,754 billion as of December 31, 2007 to ~~W~~12,201 billion as of December 31, 2008.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(in billions of Won)

Deposits
Interest-bearing	~~W~~	140,359	~~W~~	161,653	~~W~~	170,547	15.2%	5.5%
Non-interest-bearing		4,668		6,679		7,027	43.1	5.2
Call money		3,008		2,960		5,687	(1.6)	92.1
Trading liabilities		2,981		11,286		4,131	278.6	(63.4)
Acceptances outstanding		249		789		791	216.9	0.3
Other borrowed funds		13,932		18,458		12,835	32.5	(30.5)
Secured borrowings		3,486		3,401		2,277	(2.4)	(33.0)
Long-term debt		41,336		44,470		43,340	7.6	(2.5)
Accrued interest payable		2,892		3,317		2,554	14.7	(23.0)
Other liabilities		5,494		5,871		4,613	6.9	(21.4)

Total liabilities		218,405		258,884		253,802	18.5	(2.0)
Stockholders’ equity		12,114		11,920		12,866	(1.6)	7.9
Noncontrolling interest(1)		356		341		356	(4.2)	4.4

Total equity	~~W~~	12,470	~~W~~	12,261	~~W~~	13,222	(1.7)	7.8

Total liabilities and equity	~~W~~	230,875	~~W~~	271,145	~~W~~	267,024	17.4%	(1.5)%

(1)	On January 1, 2009, we adopted ASC 810-10-45-15. As a result, minority interests have been recharacterized as noncontrolling interests and reclassified as a component of equity. Corresponding items for prior periods have been restated accordingly.

For further information on our liabilities, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2009 to 2008

Our total liabilities decreased 2.0% from ~~W~~258,884 billion as of December 31, 2008 to ~~W~~253,802 billion as of December 31, 2009. The decrease was primarily due to decreases in trading liabilities and other borrowed funds. Our trading liabilities decreased 63.4% from ~~W~~11,286 billion as of December 31, 2008 to ~~W~~4,131 billion as of December 31, 2009, primarily due to decreases in foreign currency and interest rate derivatives. Our other borrowed funds decreased 30.5% from ~~W~~18,458 billion as of December 31, 2008 to ~~W~~12,835 billion as of December 31, 2009, primarily due to decreases in our borrowings in foreign currency and from trust accounts. The effect of these decreases was partially offset by a 5.5% increase in our interest-bearing deposits from ~~W~~161,653 billion as of December 31, 2008 to ~~W~~170,547 billion as of December 31, 2009, primarily due to an increase in other time deposits.

Our total equity increased by 7.8% from ~~W~~12,261 billion as of December 31, 2008 to ~~W~~13,222 billion as of December 31, 2009. This increase resulted principally from a increase in our retained earnings, which was attributable to the net income we generated in 2009.

Comparison of 2008 to 2007

Our total liabilities increased 18.5% from ~~W~~218,405 billion as of December 31, 2007 to ~~W~~258,884 billion as of December 31, 2008. The increase was primarily due to increases in interest-bearing deposits, trading liabilities and long-term debt. Our interest-bearing deposits increased 15.2% from ~~W~~140,359 billion as of December 31, 2007 to ~~W~~161,653 billion as of December 31, 2008, primarily due to increases in other time deposits and savings deposits. Our trading liabilities increased 278.6% from ~~W~~2,981 billion as of December 31, 2007 to ~~W~~11,286 billion as of December 31, 2008, primarily due to increases in foreign currency and interest rate derivatives. Our long-term debt increased 7.6% from ~~W~~41,336 billion as of December 31, 2007 to ~~W~~44,470 billion as of December 31, 2008, primarily due to increases in debentures.

Our total equity decreased by 1.7% from ~~W~~12,470 billion as of December 31, 2007 to ~~W~~12,261 billion as of December 31, 2008. This decrease resulted principally from a decrease in our accumulated other comprehensive income, net of tax, which was attributable mainly to net unrealized holding losses on our investment securities.

Realized and Unrealized Losses on Investment Securities

Gross Realized Losses

In 2009, we recognized other-than-temporary impairment losses on equity securities and debt securities of ~~W~~64 billion and ~~W~~186 billion, respectively. A substantial amount of these losses resulted primarily from impairment losses of ~~W~~114 billion that we recognized in 2009 with respect to our holdings of debt securities issued by Kumho Trust 1st Co., Ltd. and Kumho Industrial, as well as a decline in the fair value of our holdings of equity securities of non-listed foreign issuers.

We periodically review our fixed maturity securities and equity securities to determine if any decline in fair value below the carrying value is “other-than-temporary” on a case-by-case basis. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “accumulated other comprehensive income, net of tax” pursuant to the guidance of FASB Statement 115, Accounting for Certain Investments in Debt and Equity Securities (ASC 320). Any other-than-temporary declines in the fair value of available-for-sale securities results in the recognition of the related loss in earnings.

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

To the extent factors contributing to the impairment losses recognized in 2009 affected other investments, we reviewed those investments for other-than-temporary impairment and recorded losses if appropriate.

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

With respect to securities we sold at a loss in 2009, the amount of the loss recorded at the sales date was ~~W~~82 billion. These losses related primarily to losses on disposal of equity securities, as well as losses on disposal of fixed maturity securities of issuers whose deteriorating credit fundamentals, coupled with the continued weakness in general economic conditions in Korea and globally, led to rating downgrades of their securities and increasing uncertainty regarding the future value of their securities.

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

Gross Unrealized Losses

As of December 31, 2009, the amount of gross unrealized losses on available-for-sale securities included in accumulated other comprehensive income in stockholders’ equity was ~~W~~151 billion. As of that date, we had ~~W~~37 billion of gross unrealized losses on held-to-maturity securities. For a breakdown of these gross unrealized losses by type of security, see “Item 4B. Business Overview—Capital Markets Activities—Securities Investment and Trading.”

Substantially all of the fixed maturity securities in our portfolio are rated by external Korean or international rating agencies. Fixed maturity securities are considered investment grade if they are rated BBB−/Baa3 or better. For fixed maturity securities in an unrealized loss position as of December 31, 2009, 15.1% (based on fair value) were investment grade, none were below investment grade and 84.9% were not rated. As of December 31, 2009, unrealized losses from fixed maturity securities that were below investment grade or not rated represented approximately 81.4% of gross unrealized losses on such securities. We had no material unrealized losses on individual fixed maturity securities or equity securities as of December 31, 2009.

As of December 31, 2009, the amount of gross unrealized losses for fixed maturity securities and equity securities (including beneficiary certificates) continuously in an unrealized loss position for the time periods indicated were as follows:

	Fixed		Equity
	Maturities		Securities	Total
	(in billions of Won)

Less than one year	~~W~~	132	19	~~W~~	151
More than one year		24	12		36

Total gross unrealized losses	~~W~~	156	31	~~W~~	187

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to ~~W~~145,027 billion as of December 31, 2007, ~~W~~168,332 billion as of December 31, 2008 and ~~W~~177,574 billion as of December 31, 2009, which represented approximately 70.1%, 70.8% and 73.5% of our total funding, respectively. We have been able to use increases in customer deposits in recent years to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding.

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

We also obtain funding through long-term debt, secured borrowings and other borrowed funds to meet our liquidity needs. Long-term debt represented 20.0%, 18.8% and 17.9% of our total funding as of December 31, 2007, 2008 and 2009, respectively. Secured borrowings represented 1.7%, 1.4% and 0.9% of our total funding as of December 31, 2007, 2008 and 2009, respectively. Other borrowed funds, which are borrowings with original maturities of less than one year, represented 6.7%, 7.6% and 5.3% of our total funding as of December 31, 2007, 2008 and 2009, respectively. For further information on our sources of funding, see “Item 4B. Business Overview—Assets and Liabilities—Funding.”

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

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations. We received aggregate dividends from our subsidiaries of ~~W~~617 billion for 2007, ~~W~~248 billion for 2008 and ~~W~~40 billion for 2009. See “Item 3D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2009:

	Payments due by period
			Less than						More than
	Total		1 year		1-3 years		3-5 years		5 years
	(in billions of Won)

Contractual obligations
Long-term debt obligations(1)	~~W~~	45,708	~~W~~	15,478	~~W~~	12,941	~~W~~	7,047	~~W~~	10,242
Deposits(2)(3)		115,969		107,218		6,363		562		1,826
Capital (finance) lease obligations		102		47		51		4		—
Operating lease obligations		635		189		181		175		90
Purchase obligations		53		36		7		7		3
Secured borrowings(1)		2,331		1,901		368		62		—
Employee severance plan obligations		332		1		5		28		298

Total	~~W~~	165,130	~~W~~	124,870	~~W~~	19,916	~~W~~	7,885	~~W~~	12,459

(1)	Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings as of December 31, 2009. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2009.
(2)	Comprising certificate of deposits, other time deposits and mutual installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid for 2009 for each deposit product category and their scheduled contractual maturities.

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

The following table sets forth our off-balance sheet commitments as of the dates indicated:

	As of December 31,
	2007		2008		2009
	(in billions of Won)

Guarantees	~~W~~	9,631	~~W~~	19,156	~~W~~	14,597
Commercial letters of credit		4,287		6,852		6,452
Credit derivatives		615		930		633
Unused lines of credit:
Commercial		44,664		37,744		29,790
Credit cards(1)		18,377		20,817		21,961
Consumer		6,354		6,916		7,252
Commitments to extend credit:
Original term to maturity of less than one year		—		—		—
Original term to maturity of more than one year		4,402		4,624		3,991
Retained interests in special purpose entities		142		95		118
Credit facilities to special purpose entities(2)		5,498		7,160		4,140
Investments in special purpose entities(2)		4,190		900		3,219
Investments in variable interest entities		984		473		560

(1)	Relates to the unused credit card limits that may be cancelled by us at any time.
(2)	Structured by third parties.

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as “other liabilities” in our balance sheet. As of December 31, 2009, we had established allowances for possible losses of ~~W~~296 billion with respect to our credit-related commitments.

Capital Adequacy

Our subsidiaries Woori Bank, Kyongnam Bank and Kwangju Bank are subject to the capital adequacy requirements of the Financial Services Commission. The requirements applicable prior to 2008 were formulated based on, and were consistent in all material respects with, the capital adequacy accord reached by the Basel Committee on Banking Supervision, Bank for International Settlements in 1988. The requirements applicable commencing in 2008 were formulated based on, and are consistent in all material respects with, the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework,” also known as Basel II, first published by the Basel Committee on Banking Supervision, Bank for International Settlements in 2004. These subsidiaries are required to maintain a minimum ratio of total capital (Tier I and Tier II capital, less any capital deductions) to risk-weighted assets, as determined by a specified formula, of 8.0%. The computation is based on their consolidated financial statements prepared in accordance with Korean GAAP. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy and Allowances.”

Tier I capital is core capital, which consists of paid-in capital, capital surplus, retained earnings, noncontrolling interests in consolidated subsidiaries and unpaid share dividends minus deductions. Tier II capital is supplemental capital, which includes allowances for certain loan losses up to 1.25% of total risk-weighted assets, subordinated debts with an initial maturity of at least five years and revaluation surplus. Prior to the implementation of Basel II in 2008, risk-weighted assets were calculated as the sum of on-balance sheet and off-balance sheet risk-weighted assets, which included credit risk-weighted assets and market risk-weighted assets, multiplied by the applicable credit translation rate provided by the Financial Services Commission’s guidelines. Since the implementation of Basel II in 2008, risk-weighted assets are calculated as the sum of credit risk-weighted assets, market risk-weighted assets and operational risk-weighted assets, in each case as provided in the Financial Services Commission’s guidelines.

The following tables set forth a summary of the capital and capital adequacy ratios of Woori Bank, our principal banking subsidiary, and the capital adequacy ratios of Kyongnam Bank and Kwangju Bank, as of December 31, 2007, 2008 and 2009 based on applicable Korean GAAP and regulatory reporting standards:

	As of December 31,
	2007		2008(1)		2009(1)
	(in billions of Won)

Woori Bank
Tier I capital
Paid-in capital	~~W~~	3,180	~~W~~	3,530	~~W~~	3,830
Hybrid		938		1,513		2,423
Capital reserves		465		814		812
Retained earnings		6,775		6,934		7,887
Minority interests in consolidated subsidiaries		4		5		6
Consolidated adjustment credit/debit		—		—		—
Others		(291)		(1,118)		(747)

Total Tier I capital		11,071		11,678		14,211
Tier II capital
Revaluation reserves		—		—		—
Allowance for loan losses(2)		1,774		1,128		1,151
Subordinated debt(3)		3,067		4,635		4,032
Valuation gain on investment securities		752		407		450
Others		—		(107)		(181)
Total Tier II capital		5,593		6,063		5,452

Investment in non-consolidated equity investees(4)		(69)		—		—

	As of December 31,
	2007			2008(1)		2009(1)
	(in billions of Won)

Total core and supplementary capital	~~W~~	16,595		~~W~~	17,741	~~W~~	19,663
Risk-weighted assets(5)
Credit risk-weighted assets	~~W~~	140,112		~~W~~	140,183	~~W~~	125,348
Market risk-weighted assets		1,684			3,446		2,535
Operational risk-weighted assets		N/A	(6)		8,314		7,788

Total risk-weighted assets		141,796			151,943		135,671
Risk-weighted assets for required capital adjustment(7)		—			—		991

Total adjusted risk-weighted assets	~~W~~	141,796		~~W~~	151,943	~~W~~	136,662
Tier I capital ratio		7.81%			7.69%		10.40%
Tier II capital ratio		3.90			3.99		3.99
Capital adequacy ratio		11.70			11.68		14.39

(1)	Calculated in accordance with Basel II.
(2)	Allowances for loan losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent such allowances represent up to 1.25% of risk-weighted assets.
(3)	Subordinated debt representing up to 50% of Tier I capital is used in the calculation of Tier II capital.
(4)	Prior to 2008, equity method investees engaged in banking and financial activities of which Woori Bank owned more than 15% were deducted from Tier II capital. Beginning in 2008, such equity method investees are deducted from Tier I and Tier II capital pursuant to the guidelines of the Financial Services Commission.
(5)	Prior to the implementation of Basel II in 2008, risk-weighted assets were classified as on-balance sheet and off-balance sheet risk-weighted assets, which included credit risk-weighted assets and market risk-weighted assets. Beginning in 2008, under Basel II, risk-weighted assets are classified as credit risk-weighted assets, market risk-weighted assets and operational risk-weighted assets.
(6)	N/A = Not applicable.
(7)	Represents adjustments to total risk-weighted assets pursuant to Financial Supervisory Service guidelines that require banks that apply an internal ratings-based approach or advanced measurement approach in calculating capital requirements to adjust their total risk-weighted assets when calculating capital ratios in certain circumstances.

	Kyongnam Bank	Kwangju Bank

As of December 31, 2007
Tier I capital ratio	7.35%	6.90%
Tier II capital ratio	3.49	4.01
Capital adequacy ratio	10.80	10.91

	Kyongnam Bank	Kwangju Bank

As of December 31, 2008(1)
Tier I capital ratio	7.84%	7.58%
Tier II capital ratio	3.94	4.53
Capital adequacy ratio	11.78	12.12

	Kyongnam Bank	Kwangju Bank

As of December 31, 2009(1)
Tier I capital ratio	9.68%	8.50%
Tier II capital ratio	4.02	5.33
Capital adequacy ratio	13.70	13.82

(1)	Calculated in accordance with Basel II.

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

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements, while Kyongnam Bank and Kwangju Bank currently use a standardized approach. In October 2008, the Financial Supervisory Service approved Woori Bank’s internal ratings-based approach for credit risk. For regulatory reporting purposes, from September 30, 2008, Woori Bank has implemented its internal ratings-based approach for credit risk, beginning with its credit risk with respect to retail, small- and medium-size enterprises and large corporate loans and asset-backed securities portfolios, and plans to further implement its internal ratings-based approach to its specialized lending portfolio upon approval by the Financial Supervisory Service. A standardized approach will be used in measuring credit risk for those classes of exposure for which Woori Bank’s internal ratings-based approach has not yet been implemented, as well as for certain classes of exposure (including those to the Korean government, public institutions and other banks) for which the internal ratings-based approach will not be applied. Woori Bank plans to implement an “advanced internal ratings-based approach” for credit risk in the near future. Woori Bank also implemented a standardized approach for operational risk beginning on January 1, 2008, and implemented an “advanced measurement approach” for operational risk in June 2009. For internal measurement purposes, Woori Bank began to implement an advanced internal ratings-based approach for credit risk commencing in 2005 and an advanced measurement approach for operational risk commencing in 2008. While we believe that Woori Bank’s implementation of an internal ratings-based approach in 2008 has increased its capital adequacy ratio and led to a decrease in its credit risk-related capital requirements as compared to those under its previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in Woori Bank’s credit risk capital requirements in the future, which may require it to either improve its asset quality or raise additional capital.

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. After further impact assessment, the Basel Committee on Banking Supervision is expected to implement the new set of measures in 2012. The timing and scope of implementation of such measures in Korea remain uncertain. The implementation of such measures in Korea may have a significant effect on the capital requirements of Korean financial institutions, including our commercial banking subsidiaries.

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2009, based on applicable Korean GAAP and regulatory reporting standards:

	As of December 31,
	2009
	(in billions of Won)

Risk-weighted assets	~~W~~	200,955
Equity capital		24,824
Consolidated capital adequacy ratio		12.4%

Recent Accounting Pronouncements

FASB Accounting Standards Codification (ASC 105)

In July 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification” or “ASC”), which became the single source of authoritative U.S. GAAP. Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. We adopted the Codification, as required, for annual periods ending after September 15, 2009. As a result, references to accounting literature contained in our financial disclosures have been updated to reflect the new ASC structure.

Fair Value Measurements and Disclosures (ASC 820)

In September 2006, the FASB issued enhanced guidance for using fair value to measure assets and liabilities by establishing a common definition of fair value, providing a framework for measuring fair value under U.S. GAAP, and expanding the disclosure requirements about fair value measurements. In February 2008, the FASB deferred the adoption of such guidance for one year for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. We adopted the fair value guidance for non-financial assets and non-financial liabilities on January 1, 2009. Our adoption of this guidance did not have a material impact on our consolidated financial statements.

Business Combinations (ASC 805)

In December 2007, the FASB issued an amended accounting standard related to business combinations, which applies to all transactions or other events in which an entity obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration. The standard requires, with limited exceptions, the acquirer in a business combination to recognize 100% of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, in partial acquisitions, when control is obtained, the standard requires that the acquiring company measure and record all of the target’s assets and liabilities, including goodwill, at fair value as if the entire target company had been acquired. We adopted this standard on January 1, 2009. Our adoption of this standard did not have an effect on our consolidated financial condition, results of operations or cash flows, but may have an effect on our accounting for future business combinations.

Noncontrolling Interests in Consolidated Financial Statements (ASC 810)

In December 2007, the FASB issued an amended accounting standard related to noncontrolling interests in consolidated financial statements, which applies to all entities that prepare consolidated financial statements, except for not-for-profit organizations, but affects only those entities that have an outstanding noncontrolling interest in one or more subsidiaries. The standard requires ownership interests in consolidated subsidiaries held by parties other than the parent to be accounted for and presented as equity, rather than as a liability or a mezzanine line item, and changes in the parent’s ownership interest while the parent retains its controlling financial interest in its subsidiaries to be accounted for as equity transactions. We adopted this standard on January 1, 2009. As a result, ~~W~~341 billion of noncontrolling interests as of December 31, 2008 were reclassified from a mezzanine line item to equity.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (ASC 860)

In February 2008, the FASB issued a guidance that applies to repurchase agreements relating to previously transferred financial assets between the same counterparties that are entered into contemporaneously with, or in contemplation of, the initial transfer. We adopted this guidance on January 1, 2009. Our adoption of this guidance did not have a material effect on our consolidated financial condition, results of operations or cash flows.

Disclosures about Derivative Instruments and Hedging Activities (ASC 815)

In March 2008, the FASB amended the disclosure requirements for derivative instruments and hedging activities. These amendments became effective for us on January 1, 2009. Disclosure required by this guidance is provided in Note 33 of the notes to our consolidated financial statements.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820)

In April 2009, the FASB amended the fair value measurements accounting guidance to provide additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased. The amended accounting guidance also included guidance on identifying circumstances that indicate a transaction is not orderly. We adopted this amended accounting guidance on January 1, 2009. Our adoption of this guidance did not have a material impact on our consolidated financial condition, results of operations or cash flows.

Recognition and Presentation of Other-Than-Temporary Impairments (ASC 320)

In April 2009, the FASB amended the other-than-temporary impairment guidance in U.S. GAAP for debt securities and the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. We adopted this amended standard on January 1, 2009. As a result of our adoption of this amended standard, we recognized a ~~W~~5 billion increase, net of tax, in retained earnings and a corresponding decrease in accumulated other comprehensive loss in our consolidated balance sheet as of January 1, 2009.

Subsequent Event (ASC 855)

In May 2009, the FASB issued guidance that established general standards for accounting and disclosure of events that occur after the balance sheet date and before the financial statements are issued or are available to be issued. This guidance was effective on a prospective basis for annual financial periods ending after June 15, 2009. Our adoption of this guidance did not have a material impact on our consolidated financial condition, results of operations or cash flows. In February 2010, however, the FASB amended the disclosure guidance for subsequent events. The amendments (i) require an SEC filer to evaluate subsequent events up to the date the financial statements are filed with the SEC, (ii) add the definitions of an SEC filer and revised financial statements, (iii) no longer require that an SEC filer disclose the date up to which subsequent events have been reviewed, and (iv) remove the definition of a “public entity.” Our adoption of these amendments upon their issuance did not have a material impact on our consolidated financial condition, results of operations or cash flows.

Consolidation of Variable Interest Entities (ASC 810)

In June 2009, the FASB amended the accounting and disclosure guidance for the consolidation of variable interest entities. The amended accounting guidance requires the reconsideration of previous conclusions related to the consolidation of variable interest entities, including whether an entity is a variable interest entity and whether we are the variable interest entity’s primary beneficiary. The amended accounting guidance carries forward the scope of the previous accounting guidance for the consolidation of variable interest entities with the addition of entities previously considered as qualifying special purpose entities. The amended accounting and disclosure guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009, or January 1, 2010 for us. Our reconsideration of previous conclusions related to the consolidation of variable interest entities did not result in the consolidation of additional entities as of January 1, 2010. Since January 1, 2010, we have been assessing, on an ongoing basis, whether we are a variable interest entity’s primary beneficiary and considering changes in facts and circumstances related to the variable interest entities.

Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value (ASC 820)

In August 2009, the FASB amended the fair value measurements accounting guidance for measuring the fair value of liabilities. The amended accounting guidance clarifies that the quoted price for an identical liability, when traded as an asset in an active market, is also a Level 1 measurement for that liability when no adjustment to the quoted price is required. In the absence of a Level 1 measurement, the amended accounting guidance clarifies that we must use a valuation technique that uses a quoted price or a valuation technique based on the amount we would pay to transfer the identical liability or receive to enter into an identical liability. The amended accounting guidance became effective in the fourth quarter 2009 with adoption applied prospectively. Our adoption of this guidance did not have a material impact on our consolidated financial condition, results of operations or cash flows.

Investments in Certain Entities that Calculate Net Asset Value per Share (ASU 2009-12)

In September 2009, the FASB issued ASU 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)” (ASU 2009-12), which updated “Fair Value Measurements and Disclosures” (ASC 820). ASU 2009-12 is applicable to an investment that has the attributes defined by “Financial Services—Investment Companies” (ASC 946), but does not have a readily determinable fair value. For those investments that are within its scope, this guidance permits an entity, as a practical expedient, to measure the fair value of an investment using net asset value per share of the investment. This guidance is effective for the first interim or annual reporting period ending after December 15, 2009, or December 31, 2009 for us. Our adoption of this guidance did not have a material impact on our consolidated financial condition, results of operations or cash flows.

Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements (ASC 820)

In January 2010, the FASB amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The amended disclosure guidance related to disclosures about purchases, sales, issuances and settlements of Level 3 instruments will be effective for fiscal years beginning after December 15, 2010, or January 1, 2011 for us. The remainder of the amended disclosure guidance is effective for annual reporting periods beginning after December 31, 2009, or January 1, 2010 for us. Our management does not expect the amended disclosure guidance to have a material impact on our fair value-related disclosures.

Consolidation—Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification (ASC 810)

In January 2010, the FASB amended the accounting and disclosure guidance related to entities that experience a decrease in ownership in a subsidiary that is a business or non-profit activity and entities that exchange a group of assets that constitute a business or non-profit activity for an equity interest in another entity. The amended accounting and disclosure guidance clarifies, but does not necessarily change, the scope of current consolidation guidance. We adopted this guidance on December 31, 2009. Our adoption of this guidance did not have a material impact on our consolidated financial condition, results of operations or cash flows.

ASU 2010-11, Scope Exception Related to Embedded Credit Derivatives (ASC 815)

In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to Embedded Credit Derivatives” (ASC 815). This ASU clarifies that certain embedded derivatives, such as those contained in certain securitizations, collateralized debt obligations and structured notes, should be considered embedded credit derivatives subject to potential bifurcation and separated fair value accounting. This ASU allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition. This new accounting guidance will become effective on July 1, 2010. Our management does not expect this new accounting guidance to have a material impact on our consolidated financial condition, results of operations or cash flows.

ASU 2010-18, Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset (ASC 310)

In April 2010, the FASB issued ASU 2010-18, “Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset” (ASC 310). This ASU improves comparability by eliminating diversity in practice about the treatment of modifications of loans accounted for within pools under Subtopic 310-30 of the Codification. Furthermore, this ASU clarifies guidance about maintaining the integrity of a pool as the unit of accounting for acquired loans with credit deterioration. This new accounting guidance is effective for modifications of loans accounted for within pools under the subtopic 310-30 of the Codification occurring in the first interim or annual period ending on or after July 15, 2010, or December 31, 2011 for us. Our management does not expect this new accounting guidance to have a material impact on our consolidated financial condition, results of operations or cash flows.

Selected Financial Information Under Korean GAAP

The selected consolidated financial and other data shown below have been derived from our consolidated financial statements prepared in accordance with Korean GAAP, including financial accounting standards generally accepted for banking institutions issued by the Korean Securities and Futures Commission.

Under Korean GAAP, consolidated financial statements include the accounts of fully- or majority-owned subsidiaries and substantially controlled affiliates that have assets in excess of ~~W~~7 billion. Substantial control is deemed to exist when the investor is the largest shareholder and owns more than 30% of the investee’s voting shares.

Capital adequacy ratios have been calculated from the consolidated financial statements prepared in accordance with Korean GAAP and using the guidelines issued by the Financial Services Commission.

Consolidated income statement data under Korean GAAP

	As of December 31,
	2007		2008		2009		2009(1)
	(in billions of Won, except per share data)						(in millions of US$,
							except per share data)

Interest and dividend income(2)	~~W~~	13,116	~~W~~	16,937	~~W~~	14,554	US$	12,507
Interest expense		7,920		10,742		8,663		7,444

Net interest income		5,196		6,195		5,891		5,063
Provision for loan losses		647		1,628		2,177		1,871

Net interest income after provision for loan losses		4,549		4,567		3,714		3,192
Commission income		1,775		1,778		1,665		1,431
Other non-interest income		11,759		68,186		37,843		32,520
Non-interest expense		15,167		73,417		41,838		35,953

Operating income		2,916		1,114		1,384		1,190
Non-operating income		137		203		288		247
Non-operating expense		129		127		191		164

Income before income tax expense		2,924		1,190		1,481		1,273
Income tax expense (benefit)		800		603		403		346

Income (loss) from continuing operations		2,124		587		1,078		927
Total income (loss) from discontinued operations		—		—		38		32
Net income (loss)	~~W~~	2,124	~~W~~	587	~~W~~	1,116	US$	959

Controlling Interest		1,939		454		1,026		882
Noncontrolling interests		(185)		133		90		77

	~~W~~	2,124	~~W~~	587	~~W~~	1,116	US$	959

Per common share data:
Earnings per share-basic	~~W~~	2,406	~~W~~	564	~~W~~	1,273	US$	1,094
Earnings per share-diluted		2,406		564		1,273		1,094
Cash dividends per share		250		—		100		86
Stock dividends per share		—		—		—		—

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,163.7 to US$1.00, the noon buying rate in effect on December 31, 2009 as quoted by the Federal Reserve Bank of New York in the United States.
(2)	Commencing with the year ended December 31, 2005, interest and fees on credit card installment purchases and merchant fees have been reclassified from non-interest income to interest income.

Consolidated balance sheet data under Korean GAAP

	As of December 31,
	2007		2008		2009		2009(1)
	(in billions of Won)						(in millions of US$)

Cash and due from banks	~~W~~	14,985	~~W~~	19,968	~~W~~	21,134	US$	18,161
Trading securities		16,228		16,502		18,573		15,960
Investment securities		32,000		30,213		31,703		27,244
Loans		170,030		200,585		200,609		172,389
Less: allowance for loan losses and present value discounts		(2,395)		(3,546)		(3,726)		(3,202)
Fixed assets		2,639		2,797		2,820		2,423
Other assets		16,165		24,475		13,791		11,851

Total assets	~~W~~	249,652	~~W~~	290,994	~~W~~	284,904	US$	244,826

Deposits	~~W~~	146,583	~~W~~	170,225	~~W~~	178,661	US$	153,528
Borrowings		30,608		34,850		34,976		30,056
Debentures, net of discounts		35,432		39,868		36,689		31,528
Other liabilities		22,012		31,743		18,591		15,976

Total liabilities		234,635		276,686		268,917		231,088
Total Equity		15,017		14,308		15,987		13,738
Total liabilities and equity	~~W~~	249,652	~~W~~	290,994	~~W~~	284,904	US$	244,826

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,163.7 to US$1.00, the noon buying rate in effect on December 31, 2009 as quoted by the Federal Reserve Bank of New York in the United States.

Ratios under Korean GAAP

	Year ended December 31,
	2007	2008	2009
	(Percentages)

Woori Finance Holdings:
Net income as a percentage of:
Average total assets	0.85%	0.17%	0.35%
Average stockholders’ equity	15.39	3.47	7.93
Dividend payout ratio(1)	10.37	—	7.90
Net interest spread(2)	3.03	2.78	2.53
Net interest margin(3)	2.43	2.27	1.99
Expense-to-revenue ratio(4)	45.16	52.68	48.19
Average stockholders’ equity as a percentage of average total assets	5.51	4.76	4.36
Woori Bank:
Net income as a percentage of:
Average total assets	1.00	0.11	0.41
Average stockholders’ equity	14.79	1.90	7.32
Dividend payout ratio(1)	11.27	—	24.13
Net interest spread(2)	2.99	2.71	2.42
Net interest margin(3)	2.45	2.24	1.88
Expense-to-revenue ratio(4)	42.46	43.42	43.71
Average stockholders’ equity as a percentage of average total assets	6.76	5.81	5.59

(1)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.
(2)	Net interest spread represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(3)	Net interest margin represents the ratio of net interest income to average interest-earning assets.
(4)	Represents the ratio of general and administrative expenses to adjusted operating income. Adjusted operating income represents operating income before loan loss provisions and general administrative expenses.

Capital, liquidity and leverage ratios under Korean GAAP

	December 31,
	2007	2008	2009
	(Percentages)

Capital ratios:
Consolidated capital adequacy ratio of Woori Finance Holdings(1)	11.53%	10.86%	12.35%
Total capital adequacy ratio of Woori Bank(2)	11.70	11.68	14.39
Tier I(2)	7.81	7.69	10.40
Tier II(2)	3.90	3.99	3.99
Liquidity ratios:
Won liquidity ratio of Woori Finance Holdings(3)	269.30	650.66	263.29
Won liquidity ratio of Woori Bank(4)	111.63	110.02	121.89
Foreign currency liquidity ratio of Woori Bank(5)	104.65	97.54	105.23
Leverage ratio:
Ratio of acquisition price to net assets of Woori Finance Holdings(6)	39.36	50.24	47.48

(1)	Under guidelines of the Financial Services Commission which became applicable in 2007, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8%. This computation is based on our consolidated financial statements prepared in accordance with Korean GAAP. See “—Financial Condition—Capital Adequacy.”
(2)	Woori Bank accounted for 79.4% of our total assets as of December 31, 2009. The capital adequacy ratio of Woori Bank is computed in accordance with the guidelines issued by the Financial Services Commission, and the capital adequacy ratios as of December 31, 2008 and 2009 have been computed in accordance with Basel II. Under the guidelines of the Financial Services Commission, Woori Bank is required to maintain a minimum capital adequacy ratio of 8%. This computation is based on Woori Bank’s consolidated financial statements prepared in accordance with Korean GAAP. See “—Financial Condition—Capital Adequacy.”
(3)	For 2009, defined as the ratio of Won currency assets due within one month, including marketable securities, to Won liabilities due within one month. For 2007 and 2008, defined as the ratio of Won currency assets due within three months, including marketable securities, to Won liabilities due within three months. This ratio should not be less than 100% on a non-consolidated basis, under the Regulation on Finance Holding Companies.
(4)	For 2008 and 2009, defined as the ratio of Won currency assets due within one month, including marketable securities, to Won liabilities due within one month. For 2007, defined as the ratio of Won currency assets due within three months, including marketable securities, to Won liabilities due within three months. This ratio should not be less than 100% on a non-consolidated basis, under the Regulation on Supervision of Banking Business.
(5)	Defined as the ratio of foreign currency assets due within three months, including marketable securities, to foreign currency liabilities due within three months. This ratio should not be less than 85% on a non-consolidated basis, under the Regulation on Supervision of Banking Business.
(6)	Defined as the ratio of the acquisition prices of all subsidiaries in aggregate to the amount of net assets. This ratio should not be more than 100%, under the Financial Holding Company Act.

Asset quality data under Korean GAAP

	December 31,
	2007		2008		2009
	(in billions of Won)

Woori Finance Holdings:
Non-performing loans(1)	~~W~~	1,244	~~W~~	2,601	~~W~~	3,436
Allowance for loan losses		2,412		3,630		3,824
Non-performing loans as a percentage of total loans		0.71%		1.24%		1.69%
Non-performing loans as a percentage of total assets		0.50		0.89		1.21
Allowance for loan losses as a percentage of non-performing loans		193.96		139.55		111.30
Allowance for loan losses as a percentage of total loans		1.38		1.74		1.88
Woori Bank:
Non-performing loans(1)	~~W~~	920	~~W~~	2,100	~~W~~	2,726
Non-performing loans as a percentage of total loans		0.63%		1.19%		1.60%
Non-performing loans as a percentage of total assets		0.42		0.85		1.15
Precautionary loans as a percentage of total loans		0.74		2.02		2.83
Precautionary and below loans as a percentage of total loans		1.37		3.22		4.44
Precautionary and below loans as a percentage of total assets		0.92		2.30		3.17
Allowance for loan losses as a percentage of non-performing loans		211.38		144.07		113.61
Allowance for loan losses as a percentage of precautionary and below loans		96.75		53.48		41.08
Allowance for loan losses as a percentage of total loans		1.33		1.72		1.82

(1)	Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria.

Reconciliation with Korean GAAP

Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarized in Note 1 of the notes to our consolidated financial statements. These principles and policies differ in some respects from generally accepted accounting principles applicable in Korea. The following are reconciliations of net income and total equity of the consolidated statements with Korean GAAP:

	As of or for the year ended
	December 31, 2009
	(in billions of Won)

Korean GAAP net income	~~W~~	1,116
1. Loans		(415)
2. Securities		364
3. Derivatives		(190)
4. Deferred loan costs		1
5. Fixed assets		12
6. Intangible assets		—
7. Tax effect of deficit equity reduction		—
8. Noncontrolling interest		—
9. Reversal effect of Daewoo Construction sale		210
10. Goodwill impairment		20
11. Others	~~W~~	11

Total of adjustments		13
Tax effect of adjustments	~~W~~	(17)

	As of or for the year ended
	December 31, 2009
	(in billions of Won)

U.S. GAAP net income	~~W~~	1,112

Korean GAAP total equity	~~W~~	15,987
1. Loans		340
2. Securities		(1,383)
3. Derivatives		(6)
4. Deferred loan costs		87
5. Fixed assets		(122)
6. Intangible assets		1
7. Tax effect of deficit equity reduction		—
8. Noncontrolling interest		(1,970)
9. Reversal effect of Daewoo Engineering & Construction Co., Ltd. sale		(99)
10. Goodwill impairment		(32)
11. Others		113

Total of adjustments		(3,071)
Tax effect of adjustments		306

U.S. GAAP total equity	~~W~~	13,222

The following is a summary of the significant adjustments made to consolidated net income and total equity to reconcile the U.S. GAAP results with Korean GAAP. The numbered paragraphs below refer to the corresponding item numbers set forth above.

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

2. Under U.S. GAAP, decreases in fair value with respect to securities classified as available-for-sale or held-to-maturity below the cost basis of an individual security and deemed to be other-than-temporary must be written off through a charge to income. We consider other-than-temporary impairment for a debt security to have occurred if one of the following conditions is met: (i) we intend to sell the impaired debt security, (ii) it is more-likely-than-not that we will be required to sell the impaired debt security before recovery of the security’s amortized cost basis or (iii) we do not expect to recover the entire amortized cost basis of the security. Our evaluation of whether we intend to sell an impaired debt security involves consideration of whether our management has decided to sell the security as of the relevant balance sheet date. Our evaluation of whether it is more-likely-than-not that we will be required to sell an impaired debt security before recovery of the security’s amortized cost basis involves consideration of the likelihood of such sale in light of the relevant legal, regulatory or operational requirements. For an impaired debt security that we do not intend to sell and with respect to which it is not more-likely-than-not that we will be required to sell before recovery of such security’s amortized cost basis, we consider both qualitative and quantitative valuation factors to evaluate whether we expect to recover the entire amortized cost basis of such security and the amount of the other-than-temporary impairment is separated into an amount representing the credit loss, which is recognized in earnings, and an amount related to all other factors, which is recognized in other comprehensive income. For marketable equity securities, other-than-temporary impairment evaluations focus on whether evidence exists that supports recovery of the unrealized loss within a timeframe consistent with temporary impairment. Factors considered in this evaluation include the length of time and extent to which fair value is less than cost, the status of the security, our intent and ability to hold the security for a period of time sufficient to allow for any recovery in market value, and the conditions of the Korean and overseas economies. If we have decided to sell a specifically identified available-for-sale equity security whose fair value is less than its cost basis and we do not expect the fair value to recover prior to the expected time of the sale, a write-down for other-than-temporary impairment is recognized in earnings in the period in which the decision to sell is made. Under Korean GAAP, when the recoverable value of available-for-sale or held-to-maturity securities is less than their amortized acquisition costs (in the case of equity securities, their acquisition costs), and there is any objective evidence of impairment, then their book value is adjusted to their recoverable amount and the amount of their amortized acquisition costs (in the case of equity securities, their acquisition costs) in excess of the recoverable amount less the amount of impairment loss already recognized in the prior periods. This is reflected in current loss as impairment loss. There are other securities which under Korean GAAP are not determined to be permanently impaired for which under U.S. GAAP the impairment has been determined to be other-than-temporary. The adjustment for the cumulative impact of this difference reduces our Korean GAAP total equity.

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

8. Certain subsidiaries (such as Woori Investment & Securities) that are accounted for as equity method investees under U.S. GAAP are accounted for as consolidated subsidiaries under Korean GAAP.

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

Our articles of incorporation provide that the board can have no more than 15 directors. Standing directors must comprise less than 50% of the total number of directors and there must be at least three outside directors. Each standing director may be elected for a term of office not exceeding three years, as determined at the general meeting of shareholders, and may be re-elected. Each outside director may be elected for a term of office not exceeding two years, and may be re-elected for successive one-year terms, provided that the outside director may not serve in such office for more than five consecutive years. In addition, with respect to both standing and outside directors, such term of office is extended until or reduced to, as the case may be, the close of the annual general meeting of stockholders convened in respect of the last fiscal year of the director’s term of office. These terms are subject to the Korean Commercial Code, the Financial Holding Company Act and related regulations. Each director may be re-elected, subject to these laws and regulations.

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

Standing Director

Our standing director is as follows:

Name	Age	Position	Director Since

Pal Seung Lee	66	Chairman and Chief Executive Officer	June 27, 2008

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

Outside Directors

Our outside directors are selected based on their experience and knowledge in diverse areas, which include law, finance, economics, management and accounting. We currently have seven outside directors. All were nominated by the Outside Director Candidate Recommendation Committee and approved by our shareholders.

Our outside directors are as follows:

				Year Term
Name	Age	Position	Director Since	Ends(1)

Hi-Bock Kang	64	Outside Director	March 27, 2009	2011
Young-Ho Lee	61	Outside Director	March 27, 2009	2011
Hak-Jin Kim	54	Outside Director	March 27, 2009	2011
Doo-Hee Lee	53	Outside Director	March 27, 2009	2011
Hun Lee	49	Outside Director	March 27, 2009	2011
Min-Joon Bang	60	Outside Director	March 28, 2008	2011
Hi-Taek Shin	58	Outside Director	March 28, 2008	2011

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Hak-Jin Kim was elected an outside director in March 2009. He is currently the director general of the Department of Insurance Policy at the KDIC. He holds a Bachelor of Economics from Chung-Ang University.

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

Executive Officers

In addition to the standing director who is also our executive officer, we currently have the following five executive officers.

Name	Age	Position

Sang-Koo Youn	54	Senior Managing Director
Jung-Han Kim	53	Senior Managing Director
In Chul Park	56	Managing Director
Sung-Jae Park	55	Managing Director
Seung-Kyu Kim	53	Managing Director

Sang-Koo Youn serves as a senior managing director in charge of research, human resources, management support, strategic planning and public relations. Prior to that, he was an executive vice president of Woori Bank. He holds a Bachelor of Law from Yonsei University.

Jung-Han Kim serves as a senior managing director in charge of risk management. Prior to that, he was an executive vice president of Woori Bank. He holds a Bachelor of Law from Korea University and a Master of International Economics from the University of Essex.

In Chul Park serves as a managing director in charge of investor relations, financial planning and financial accounting. Prior to that, he was head of the public relations department at Woori Bank. He holds a Bachelor of Business Administration from Konkuk University and a Master of Business Administration from Yonsei University.

Sung-Jae Park serves as a managing director in charge of compliance. Prior to that, he was the head of a regional operations department of Woori Bank. He holds a Bachelor of Business Administration from Korea University.

Seung-Kyu Kim serves as a managing director in charge of strategic planning, business innovation and audit and management inspection. Prior to that, he was the head of a regional operations department of Woori Bank. He holds a Bachelor of Business Administration from Sungkyunkwan University.

None of the executive officers is involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Item 6B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2009 to our chairman and chief executive officer, our outside directors and our other executive officers was ~~W~~2,130 million. In 2009, we recorded additional provisions of ~~W~~125 million for allowances for severance and retirement benefits for those directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

In 2009, we did not grant any stock options and, accordingly, did not recognize any compensation expense for stock options granted under our stock option plan. As of the date of this annual report, we do not have any stock options outstanding.

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

Business Development and Compensation Committee

This committee consists of three outside directors: Young-Ho Lee, Doo-Hee Lee and Hun Lee. The chairman is Young Ho Lee. It is responsible for all matters relating to the following:

•	management’s performance in developing our business;

•	setting goals and targets with respect to and evaluating executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every six months.

Risk Management Committee

This committee consists of one standing director and four outside directors: Pal Seung Lee, Hi Bock Kang, Young Ho Lee, Min Joon Bang and Hun Lee. The chairman is Pal Seung Lee. It oversees and makes determinations on all issues relating to our group-wide, standardized risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset and liability management. The major roles of the Group Risk Management Committee include:

•	determining and amending risk management policies, guidelines and limits in conformity with the strategy established by the board of directors;

•	determining the appropriate level of risks that we should be willing to undertake;

•	allocating risk capital to each subsidiary and setting our subsidiaries’ risk limits;

•	reviewing our group-wide risk profile, including the level of risks we are exposed to and the status of our risk management operations; and

•	monitoring our subsidiaries’ compliance with our risk policies.

The Group Risk Management Committee regularly receives reports from the Group Risk Management Council as well as the Group Risk Management Department, which in turn receives reports from the subsidiary level risk management committees and units. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The committee holds regular meetings every three months.

Audit Committee

This committee consists of four outside directors: Young Ho Lee, Hak Jin Kim, Hi Taek Shin and Doo Hee Lee. The chairman is Hi Taek Shin. It reviews all audit and compliance-related matters and makes recommendations to our board. This committee also is responsible for the following:

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

Ethics Committee

This committee consists of one standing director and four outside directors: Pal Seung Lee, Min Joon Bang, Hak Jin Kim, Doo Hee Lee and Hi Taek Shin. The chairman is Min Joon Bang. It is responsible for the following:

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

This committee holds meetings when an outside director needs to be appointed.

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

Item 6D. Employees

As of December 31, 2009, we had a total of 63 full-time employees, including six officers, at our financial holding company. The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

	As of December 31,
	2007	2008	2009

Full-time employees	19,575	20,283	21,108
Contractual employees	4,582	4,908	4,133

Total	24,157	25,191	25,241

At the holding company level, our employees do not currently have a union and none of such employees are members of an outside labor union. At each of our subsidiaries, our employees have a labor union, and approximately 63.1% of the employees of our subsidiaries are members of the Korea Financial Industry Union or other labor unions. Since we were established in April 2001, neither we nor any of our subsidiaries has had any significant labor disputes, although we have made certain concessions to our labor unions. See “Item 3D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize and integrate our operations.” We have placed a high priority on our relationship with our employees and on maintaining an atmosphere of trust and cooperation between our labor and management.

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

We have introduced a “wage peak” system as a result of an agreement reached with our employees in 2005. Under the system, an employee’s wages reach a certain peak and then are gradually reduced as the employee reaches retirement age. This will allow the retirement age to be extended by two years to age 60 under the new system, while our employees’ wages would be cut incrementally from age 55. We believe that this system is beneficial both for us and our employees as it will encourage early retirements and reduce costs, while allowing employees to defer their retirement by two years. We are also planning to extend a performance-based pay system to all of our employees, as it currently applies only to those who are in the position of vice chief of a department or higher as well as certain departments (such as the Investment Finance department).

We have an employee stock ownership association, which purchases our shares at the request of our employees using their own funds. We do not provide any compensation benefits to employees through such purchases, although the association is entitled to certain pre-emptive rights. See “Item 10B. Memorandum and Articles of Association Pre-emptive Rights and Issuances of Additional Shares.”

At our subsidiaries, the standard employment contract for management-level and certain non-management employees is three years. Employee compensation is based on a combination of the agreed-upon base salary and bonuses. The bonus system is based on individual performance and business unit performance. We believe that our compensation package for our subsidiaries is similar to those institutions in the same industries. We provide a wide range of benefits to our employees, including medical insurance, employment insurance, workers compensation, life insurance, financial aid for children’s tuition, low-interest housing loans and pension plans.

In accordance with our internal policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of their employment, to receive a lump sum severance payment based upon the length of their service and the rate of pay at the time of termination. Such employees are entitled to receive a lump-sum equivalent to the average of 30 days’ pay for each year of service. We make provisions for accrued severance benefits based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2009, accrued severance benefits were ~~W~~315 billion, which represented 100% of the amount required under Financial Services Commission guidelines. As of December 31, 2009, approximately 66.3% of accrued severance benefits were deposited with insurance companies and other banks. Under Korean law, we may not terminate full time employees except under certain circumstances.

In 2007, 2008 and 2009 we paid ~~W~~17 billion, ~~W~~15 billion and ~~W~~14 billion, respectively, for the training of our employees in specialist areas by local and foreign training institutes.

Item 6E.	Share Ownership

Common Stock

As of May 31, 2010, the persons who are currently our directors or executive officers, as a group, held an aggregate of 31,753 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of May 31, 2010.

Number of Shares of
Name of Executive Officer or Director	Common Stock

Pal Seung Lee	30,000
Sang-Koo Youn	400
In Chul Park	1,000
Sung-Jae Park	353

Total	31,753

Stock Options

In December 2002, we granted stock options to directors and executive officers of us and certain of our subsidiaries. The exercise period for all such stock options expired on December 4, 2008 and was not extended. As of December 31, 2009, our directors and executive officers did not hold any stock options. As of the date of this annual report, we do not have any stock options outstanding.

Item 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A. Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at April 30, 2010 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

		Percentage of Total	Percentage of Total
	Number of Shares of	Shares of Common	Shares on a Fully
Beneficial Owner	Common Stock	Stock	Diluted Basis

KDIC	459,198,609	56.97	56.97
Mirae Asset Global Investments	49,967,187	6.2	6.2

As of May 31, 2010, our chairman and chief executive officer owned 30,000 shares of our common stock, our executive officers, excluding our chairman and chief executive officer, collectively owned 1,753 shares of our common stock, and our outside directors did not own any shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of April 30, 2010.

Item 7B.	Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which as of May 31, 2010 owned 56.97% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4B. Business Overview—Assets and Liabilities.”

We and our subsidiaries have entered into memoranda of understanding with the KDIC, under which we and our subsidiaries must meet business normalization targets or specific financial targets, or the KDIC has the right to impose sanctions on our directors or employees or to require us or our subsidiaries to take certain actions. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” In addition, as of December 31, 2009, we owned ~~W~~401 billion of debentures issued by the KDIC, representing 0.9% of our investment securities.

In 2008, we entered into three loan agreements with Woori Financial, our subsidiary, to lend an aggregate of ~~W~~170 billion. As of May 31, 2010, ~~W~~100 billion of such loans remained outstanding to Woori Financial.

As of December 31, 2007, we had loans outstanding to our executive officers and directors in the aggregate amount of ~~W~~69 million. As of December 31, 2008, we had loans outstanding to our executive officers and directors in the aggregate amount of ~~W~~29 million. As of December 31, 2009, we had loans outstanding to our executive officers and directors in the aggregate amount of ~~W~~97 million. For additional information regarding our transactions with related parties, see Note 36 of the notes to our consolidated financial statements.

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

See “Item 18. Financial Statements” and pages F-1 through F-97.

Legal Proceedings

As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.

Woori Bank

In December 1998, Hanil Bank (since renamed Woori Bank) was named as the defendant in a lawsuit filed by Ilsung Pharmaceuticals Co., Ltd, which claimed damages of ~~W~~30 billion. Ilsung Pharmaceuticals alleged that Hanil Bank had illegally reduced its capital. In December 2003, the Seoul District Court dismissed the claim, and Ilsung Pharmaceuticals appealed the decision to the appellate court in January 2004.

In January 2007, the appellate court dismissed the appeal. Ilsung Pharmaceuticals appealed the appellate court’s decision to the Supreme Court of Korea in February 2007, which dismissed the appeal in April 2010.

In connection with certain lawsuits against Hanvit Bank (the predecessor to Woori Bank) and other defendants filed in the United States by various investors regarding alleged fraud by Lernout & Hauspie Speech Products, which ended in 2006 with the dismissal of all of the plaintiffs’ claims, in August 2005, Lernout & Hauspie filed a lawsuit in the U.S. District Court for the Southern District of New York against Woori Bank and the other domestic banks named as defendants in the previous lawsuits, alleging that the banks’ non-recourse loan transaction with Lernout & Hauspie’s Korean subsidiary had contributed to Lernout & Hauspie’s improper accounting. In 2006, the U.S. District Court for the Southern District of New York dismissed the complaint. The plaintiff subsequently filed an amended complaint with the court, which was dismissed by the court in February 2010.

Kyobo Life Insurance had brought a lawsuit against Woori Bank in July 2000, claiming damages of ~~W~~10 billion on the allegation that Woori Bank had violated a trust agreement with Kyobo Life by investing entrusted funds in Saehan’s unsecured corporate debt securities, which subsequently underwent an out-of-court workout. The Seoul District Court’s decision in September 2001 in favor of Woori Bank was reversed by the appellate court in 2004. Woori Bank subsequently appealed the appellate court’s decision to the Supreme Court of Korea. The Supreme Court of Korea’s ruling in October 2006 found contributory negligence on the part of Kyobo Life Insurance while recognizing that the entrusted funds should not have been invested in unsecured instruments, and the case was remanded to the appellate court. In August 2009, the appellate court ordered Kyobo Life Insurance to pay back ~~W~~11 billion of the ~~W~~12 billion in monetary damages previously paid to it by Woori Bank following the appellate court’s 2004 decision.

Commencing in 2005, Woori Bank marketed and sold investment fund products known as the “Woori Power Income Funds,” created and managed by Woori Asset Management, to customers in Korea. The funds have experienced significant declines in value, principally as a result of investments made in securities and derivative instruments of troubled financial institutions in the U.S. and elsewhere. In November 2008, in response to complaints filed by customers who suffered losses as a result of their investment in these products, the Financial Supervisory Service ruled that Woori Bank should compensate such customers for 30% to 50% of the investment losses they suffered due to its failure to adequately disclose the risks associated with an investment in the products. In accordance with such ruling, Woori Bank has made compensation payments to customers in the aggregate amount of approximately ~~W~~18 billion through June 15, 2010. Certain customers who invested in these products through Woori Bank have opted to file lawsuits against Woori Bank based on its alleged failure to adequately disclose such risks, in order to obtain higher levels of compensation. As of June 15, 2010, 16 such lawsuits were pending and the aggregate amount claimed against Woori Bank in such lawsuits was approximately ~~W~~9 billion. In 14 of such lawsuits, the trial courts ruled that Woori Bank was liable for damages equal to approximately 20% to 30% of the losses suffered by the plaintiffs. These decisions were appealed to the appellate court by both the plaintiffs and Woori Bank, where they are currently pending. Additional lawsuits may be filed against Woori Bank with respect to its sales of such products, and the final outcome of such litigation remains uncertain.

In 2008, certain of Woori Bank’s customers filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who have purchased KIKO products from Woori Bank are required to make large payments to the Bank. Seven companies have filed lawsuits against Woori Bank alleging that the contracts under which the relevant KIKO products were sold by Woori Bank should be nullified and that Woori Bank should return payments received thereunder. The aggregate amount of such claims, as of April 30, 2010, was ~~W~~32 billion, and such amount may increase as the lawsuits progress or in the event of further depreciation of the Won against the U.S. dollar. The trial court in one of these lawsuits ruled in favor of Woori Bank in part, and the decision was appealed by the plaintiff to the appellate court where it is currently pending. Furthermore, as of April 30, 2010, five companies had filed motions for a preliminary injunction against Woori Bank in connection with KIKO products sold by it. Two such preliminary injunction motions have been ruled in Woori

Bank’s favor by the trial court, two were withdrawn, and one is currently pending in the appellate court. Additional lawsuits and motions for preliminary injunctions may be filed against Woori Bank with respect to KIKO products, and the final outcome of such litigation remains uncertain.

Kwangju Bank

On October 24, 2001, The Export-Import Bank of Korea filed a lawsuit in Seoul District Court against Kwangju Bank with respect to its obligations relating to a certificate of guarantee to be issued on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea in the amount of US$100 million, of which Kwangju Bank’s exposure amounts to US$41 million. In December 2003, the Seoul District Court ruled against Kwangju Bank and required it to issue a certificate of guarantee on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea. Kwangju Bank appealed this decision to the Seoul High Court, which dismissed the appeal in December 2005. Kwangju Bank appealed the decision of the appellate court to the Supreme Court of Korea in January 2006, and the Supreme Court dismissed such appeal in July 2006. Subsequently, The Export-Import Bank of Korea filed an additional lawsuit in the Seoul District Court in December 2006 requesting monetary damages in satisfaction of Kwangju Bank’s obligations relating to the certificate of guarantee. Following a decision by the trial court in August 2008 ordering Kwangju Bank to pay US$41 million of monetary damages to The Export-Import Bank of Korea and Kwangju Bank’s subsequent appeal of the trial court decision, the appellate court ruled in favor of The Export-Import Bank of Korea in December 2009 but reduced the amount of monetary damages payable by Kwangju Bank to US$35 million. Such appellate court decision was appealed by both The Export-Import Bank of Korea and Kwangju Bank to the Supreme Court of Korea in January 2010, where the case is currently pending.

Kyongnam Bank

From December 2008 to April 2010, certain employees of Kyongnam Bank colluded with several other parties to engage in various fraudulent transactions ostensibly on behalf of Kyongnam Bank, including providing to certain banks and companies commitments to purchase loans, guarantees for principal guaranteed trusts and other payment guarantees. The Financial Supervisory Service and we are currently investigating these incidents. Based on our preliminary investigation, we believe that our total potential exposure under such fraudulent transactions is approximately ~~W~~435 billion. This estimate may change over the course of our investigation. A number of the counterparties to such fraudulent transactions have demanded that Kyongnam Bank fulfill its alleged obligations under such transactions but Kyongnam Bank has refused to accede to such demands. As of June 21, 2010, one counterparty had filed a lawsuit against Kyongnam Bank with respect to such transactions. The amount claimed in such lawsuit was ~~W~~9 billion. Additional lawsuits may be filed against Kyongnam Bank with respect to such transactions, and the final outcome of such litigation remains uncertain. In addition, as a result of such fraudulent transactions and their potential impact on Kyongnam Bank and our consolidated financial condition and results of operations, the Financial Services Commission and the KDIC may impose penalties on Kyongnam Bank and us. See “Item 3D. Risk Factors—Other risks relating to our business—Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial harm to us or our subsidiaries” and “Item 3D. Risk Factors—Risks relating to government regulation and policy—The Financial Services Commission may impose burdensome measures on us if it deems us or one of our subsidiaries to be financially unsound.”

Woori Asset Management

Commencing in 2008, certain of Woori Asset Management’s customers have filed lawsuits against it in connection with certain investment fund products created and managed by Woori Asset Management and sold to customers in Korea, which had invested in certain equity-linked securities issued by Lehman Brothers and incurred significant losses following the Lehman Brothers bankruptcy. The trial court ruled in favor of the plaintiffs in two of the pending suits and in favor of Woori Asset Management in another suit, all three of which have been appealed and are currently pending before the Seoul High Court. Four other cases are currently pending before the trial court. The aggregate amount of such claims, as of June 15, 2010, was

~~W~~27 billion. Additional lawsuits may be filed against Woori Asset Management with respect to its management of such products, and the final outcome of such litigation remains uncertain.

In addition, in connection with the “Woori Power Income Funds” investment fund products created and managed by Woori Asset Management and marketed and sold by Woori Bank and other financial institutions to customers in Korea, certain such customers have filed lawsuits against Woori Asset Management as well as Woori Bank. See “—Woori Bank.” As of June 15, 2010, 19 such lawsuits were pending and the aggregate amount claimed against Woori Asset Management in such lawsuits was approximately ~~W~~6 billion. In 13 of such lawsuits, the trial courts ruled that Woori Asset Management was liable for damages equal to 15% to 40% of the losses suffered by the plaintiffs, while four of such lawsuits were ruled in favor of Woori Asset Management. All of these decisions were appealed to the appellate court, where they currently remain pending. Additional lawsuits may be filed against Woori Asset Management with respect to its management of such products, and the final outcome of such litigation remains uncertain.

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

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by us with respect to each of the five years ended December 31, 2009. The dividends set forth below with respect to each year were declared, paid and recorded in the following year.

	Dividends Per	Dividends Per	Total Amount of
Fiscal Year	Common Share	Preferred Share	Cash Dividends Paid
	(in Won)		(in millions of Won)

2005	400	—	322,406
2006	600	—	483,608
2007	250	—	201,500
2008	—	—	—
2009	100	—	80,601

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

Market Price Information

The principal trading market for our common stock is the KRX KOSPI Market. Our common stock, which is in registered form and has a par value of ~~W~~5,000 per share of common stock, has been listed on the KRX KOSPI Market since June 24, 2002 under the identifying code 053000. As of the date of this annual report, we have 806,012,780 shares of common stock outstanding. Our ADSs have been listed on the New York Stock Exchange and are identified by the symbol “WF” since September 29, 2003 under the CUSIP number 981063100.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	KRX KOSPI Market			New York Stock Exchange(1)
	Closing Price		Average Daily	Closing Price		Average Daily
	Per Common Stock		Trading Volume	Per ADS		Trading Volume
	High	Low		High	Low
	(in thousands of shares)					(in shares)

2005	20,650	8,220	2,350	61.47	23.50	3,188
2006	22,800	16,800	1,932	74.70	52.79	8,399
2007	25,800	16,500	3,320	83.79	51.71	11,033
2008
First Quarter	19,200	15,600	2,720	62.04	46.97	7,775
Second Quarter	20,950	16,650	2,780	61.01	49.71	4,703
Third Quarter	16,650	11,700	4,612	48.60	26.26	12,158
Fourth Quarter	13,300	5,050	11,166	32.45	8.72	26,002
2009
First Quarter	8,770	5,770	10,051	19.29	10.56	14,764
Second Quarter	12,850	7,160	11,311	29.90	16.75	18,437
Third Quarter	16,950	10,700	5,708	43.29	25.10	7,702
Fourth Quarter	16,900	13,300	4,561	43.78	35.00	10,589
2010
January	16,000	13,400	4,267	42.50	33.93	13,558
February	14,450	12,950	2,914	36.60	33.05	6,858
March	16,800	13,750	3,807	44.10	34.35	7,852
April	18,300	16,000	8,305	49.68	43.06	6,081
May	17,700	14,900	5,863	38.01	36.15	7,000
June (through June 24)	16,050	14,600	6,739	40.49	35.80	6,178

Source: KRX KOSPI Market; New York Stock Exchange.

(1)	Each ADS represents the right to receive three shares of our common stock. Trading of our ADSs on the New York Stock Exchange commenced on September 29, 2003.

Item 9B.	Plan of Distribution

Not Applicable

Item 9C.	Markets

The KRX KOSPI Market, formerly known as the Stock Market Division of the Korea Exchange, began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The KRX KOSPI Market is a membership organization consisting of most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2009, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately ~~W~~888 trillion. The average daily trading volume of equity securities for 2009 was approximately 486 million shares with an average transaction value of ~~W~~5,796 billion.

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

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing

1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13

	Opening	High	Low	Closing

2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,132.87	1,723.17	992.69	1,682.77
2010 (through June 24)	1,681.71	1,750.20	1,552.79	1,739.87

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the KRX KOSPI Market to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Rounded
Previous Day’s Closing Price (Won)	Down to Won

Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the
	Last Day of Each Period					Average Daily Trading Volume, Value
	Number of
	Listed	(billions		(millions		(thousands	(millions		(thousands
Year	Companies	of ~~W~~)		of US$)(1)		of shares)	of ~~W~~)		of US$)(1)

1982	334	~~W~~	3,001	US$	4,279	9,704	~~W~~	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120

	Market Capitalization on the
	Last Day of Each Period			Average Daily Trading Volume, Value
	Number of
	Listed	(billions	(millions	(thousands	(millions	(thousands
Year	Companies	of ~~W~~)	of US$)(1)	of shares)	of ~~W~~)	of US$)(1)

1988	502	64,544	81,177	10,367	198,364	249,483
1989	626	95,477	138,997	11,757	280,967	409,037
1990	669	79,020	115,610	10,866	183,692	268,753
1991	686	73,118	101,623	14,022	214,263	297,795
1992	688	84,712	110,691	24,028	308,246	402,779
1993	693	112,665	142,668	35,130	574,048	726,919
1994	699	151,217	185,657	36,862	776,257	953,047
1995	721	141,151	178,266	26,130	487,762	616,016
1996	760	117,370	151,289	26,571	486,834	627,525
1997	776	70,989	82,786	41,525	555,759	648,115
1998	748	137,799	81,297	97,716	660,429	389,634
1999	725	349,504	294,319	278,551	3,481,620	2,931,891
2000	704	188,042	166,703	306,163	2,602,211	2,306,925
2001	689	255,850	200,039	473,241	1,997,420	1,561,705
2002	683	258,681	217,379	857,245	3,041,598	2,308,789
2003	684	355,363	298,123	542,010	2,216,636	1,859,594
2004	683	412,588	398,597	372,895	2,232,108	2,156,418
2005	702	655,075	648,589	467,629	3,157,662	3,126,398
2006	731	704,588	757,621	279,096	3,435,180	3,693,742
2007	745	951,900	1,017,205	363,741	5,539,653	5,919,698
2008	763	576,888	457,122	355,205	5,189,644	4,112,238
2009	770	887,935	763,027	485,657	5,795,426	4,980,172
2010 (through June 18)	771	943,747	784,788	406,445	5,268,861	4,381,407

Source: The KRX KOSPI Market

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York on the last business day of the period indicated.

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

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from such financial investment company if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors an amount equal to the full amount of cash deposited with a securities company prior to August 1, 1998 in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. However, this indemnification was available only until the end of 2000. From 2001, the maximum amount to be paid to each customer is limited to ~~W~~50 million. Pursuant to the Financial Investment Services and Capital Markets Act, as amended, financial investment companies with a dealing and/or brokerage license are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by such financial investment companies is prohibited. The premiums related to this insurance are paid by such financial investment companies.

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

Anyone violating these reporting requirements may suffer criminal sanctions, including fines, imprisonment and/or a loss of voting rights with respect to the ownership of Equity Securities exceeding 5% of the total issued and outstanding Equity Securities with respect to which the reporting requirements were violated. Furthermore, the Financial Services Commission may order that person to dispose of the unreported Equity Securities.

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

Restrictions Applicable to ADSs

An investor does not need Korean governmental approval to sell or purchase our ADSs in the secondary market outside Korea or to withdraw shares of our common stock from our ADS deposit facility or deliver those withdrawn shares in Korea. However, a foreign investor who intends to acquire shares must obtain an investment registration card from the Financial Supervisory Service as described below. Either the foreign investor or its standing proxy in Korea must immediately report its acquisition of the shares to the governor of the Financial Supervisory Service.

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

The Investment Rules require a foreign investor who wishes to invest in shares on the KRX KOSPI Market or the KRX KOSDAQ Market (including Converted Shares and shares being issued for initial listing on the KRX KOSPI Market or registration on the KRX KOSDAQ Market) to register with the Financial Supervisory Service before making an investment. This registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling the Converted Shares within three months from the acquisition date. The Financial Supervisory Service will issue an investment registration card to each registering foreign investor. This card must be presented each time the foreign investor opens a brokerage account with a financial investment company with a brokerage license. Foreign investors eligible to obtain an investment registration card include:

•	foreign nationals who have not been residing in Korea for a consecutive period of six months or more;

•	foreign governments;

•	foreign municipal authorities;

•	foreign public institutions;

•	international financial institutions or similar international organizations;

•	corporations incorporated under foreign laws; and

•	any person in any additional category designated by decree of the Ministry of Strategy and Finance under the Financial Investment Services and Capital Markets Act.

All Korean offices of a foreign corporation (as a group) are treated as a separate foreign investor from the offices of the corporation outside Korea for these purposes. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances identified in the relevant regulations.

When a foreign investor purchases shares through the KRX KOSPI Market or the KRX KOSDAQ Market, it need not make a separate report because the investment registration card system is designed to control and oversee foreign investment through a computer system. If, however, a foreign investor acquires or sells shares outside the KRX KOSPI Market or the KRX KOSDAQ Market, that investor or its standing proxy must report that transaction to the governor of the Financial Supervisory Service at that time. In addition, if a foreign investor acquires or sells its shares in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, that investor or its standing proxy must ensure that the financial investment company engaged to facilitate the transaction reports the transaction to the governor of the Financial Supervisory Service. Also, sale and purchase of shares at fair value between foreigners who are part of an investor group comprised of foreign companies investing under the common control of a common investment manager pursuant to applicable laws or contract are required to be reported to the governor of the Financial Supervisory Service. A foreign investor may appoint a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if that investor does not perform these activities itself. A foreign investor may be exempted from complying with the standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed unavoidable by reason of conflict between laws of Korea and the home country of the foreign investor.

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

Our authorized share capital is 2,400,000,000 shares. Our articles of incorporation authorize us to issue:

•	shares of common stock, par value ~~W~~5,000 per share;

•	shares of non-voting preferred stock, par value ~~W~~5,000 per share;

•	shares of non-voting redeemable preferred stock, par value ~~W~~5,000 per share; and

•	shares of non-voting convertible preferred stock, par value ~~W~~5,000 per share.

Subject to applicable laws and regulations, our articles of incorporation authorize us to issue a number of shares of preferred stock equal to as much as one-half of all of the issued and outstanding shares.

As of the date of this annual report, 806,015,340 shares of common stock were issued and 806,012,780 shares of common stock were outstanding. There are no shares of preferred stock currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of the date of this annual report, our authorized but unissued share capital was 1,593,984,660 shares. We may issue the unissued shares without further stockholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 21 of the notes to our consolidated financial statements and “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

Our articles of incorporation allow our stockholders, by special resolution, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our stockholders at their next general meeting convened immediately after the grant date. As of December 31, 2009, our officers, directors and employees did not hold any options to purchase shares of common stock. See “Item 6E. Share Ownership.”

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

Under the Financial Investment Services and Capital Markets Act, each member of our employee stock ownership association, whether or not they are stockholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2009, none of our employees owned any shares of our common stock through the employee stock ownership association.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of ~~W~~2 trillion, to persons other than existing stockholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing stockholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing stockholders. As of December 31, 2009, we had no convertible bonds or bonds with warrants outstanding.

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

In connection with the receipt of public funds by us and our subsidiaries, we entered into memoranda of understanding with the KDIC. Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet financial and business targets and recapitalization goals on a semi-annual and/or quarterly basis until the end of 2010. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.”

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2008 or 2009 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2010 taxable year.

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

In regard to the transfer of our common shares through the Korea Exchange, you will not be subject to the withholding tax on capital gains (as described in the preceding paragraph) if you (1) have no permanent establishment in Korea and (2) did not own or have not owned (together with any shares owned by any entity with which you have a certain special relationship) 25% or more of our total issued and outstanding shares, which may include the common shares represented by the ADSs, at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

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

In 2004, we completed the implementation of a group-wide, standardized risk management system (except with respect to credit risk management and operational and business risk management). This system has enhanced our risk management capabilities by enabling us to exchange information among our and our subsidiaries’ risk management operations. With respect to credit risk management systems, we have completed implementing standardized credit risk management systems based on Woori Bank’s system in all of our banking subsidiaries in 2007. With respect to operational risk management systems, we completed implementation of various aspects of the operational risk management system (not including the business risk management system) at Kyongnam Bank, Kwangju Bank and Woori Finance Information System in 2006, and also completed the implementation of such aspects of the operational risk management system at Woori Investment & Securities by the end of 2008. Furthermore, following the global financial crisis, we undertook a group-wide review of our credit risk management procedures with outside consultants in 2009, as well as undertaking further group-wide reviews of our risk management infrastructure and systems in 2009 and 2010, in order to develop and implement various measures to further standardize and improve our risk management procedures and systems. We use our risk management systems to manage our risks within acceptable limits and to otherwise ensure the soundness of our assets and the stability of our operations.

Standardization Strategy

We began the process of implementing a group-wide, standardized risk management system in connection with the establishment of our financial holding company structure in 2001. At that time, with the assistance of a third-party consultant, we established a task force to review and evaluate the risk management systems that our subsidiaries were using. Following this review, we determined our basic structure of risk management governance and established basic risk management policies and guidelines for our group. This required us to establish a new risk management system, including a centralized risk control system, in order to better measure and address the risks we face and to anticipate potential risks more precisely. In 2007, we completed the implementation of a group-wide, standardized risk management system (except with respect to operational risk), which we further refined and updated through our group-wide review of risk management procedures, infrastructure and systems undertaken in 2009 and 2010 in the wake of the global financial crisis.

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

Our risk capital allocation as a percentage of available capital, on a non-consolidated basis, with respect to 2010 is as follows:

	Available		Risk		Risk			Interest				Correlation
	capital		capital		appetite	Credit	Market	rate	Operational	Insurance	Business	Effect	Buffer
	(in billions of Won, except percentages)

Woori Finance Holdings	~~W~~	18,613	~~W~~	15,038	80.8%	64.8%	7.1%	4.4%	5.1%	—	4.9%	(5.5)%	19.2%
Woori Bank		16,051		12,852	80.1	66.6	4.6	4.6	4.7	—	4.3	(4.8)	19.9
Kwangju Bank		1,061		885	83.4	72.4	2.5	3.8	6.6	—	3.7	(5.5)	16.6
Kyongnam Bank		1,560		982	63.0	53.8	3.3	3.8	5.8	—	1.2	(5.1)	37.0
Woori Investment & Securities		2,398		1,530	63.8	27.6	27.1	1.2	5.4	—	8.8	(6.4)	36.2
Woori Asset Management(1)		67		39	57.9	—	—	—	7.4	—	50.4	—	42.1
Woori Financial		211		201	95.1	90.7	—	3.3	5.3	—	—	(4.2)	4.9
Woori Aviva Life Insurance		91		86	94.4	60.5	9.4	26.4	2.2	18.7%	—	(22.8)	5.6

(1)	Formerly known as Woori Credit Suisse Asset Managerment.

Organization

We have a multi-tiered risk management governance structure. Our Group Risk Management Committee is ultimately responsible for group-wide risk management, and directs the various subordinate risk management entities. The Group Risk Management Council answers directly to the Group Risk Management Committee and coordinates the execution of these directives with the risk management units of our subsidiaries. Each Subsidiary Risk Management Committee, based on the Group Risk Management Committee’s directives, determines risk management strategies and implements risk management policies and guidelines for the relevant subsidiary, sets the subsidiary’s operational and business risk management policies and guidelines and directs the subsidiary’s risk management units with support from the applicable Subsidiary Risk Management Council, but must keep within the group’s risk guidelines. The Subsidiary Risk Management Committees generally receive input from their respective Subsidiary Risk Management Councils and subsidiary risk management units, which also report directly to the Group Risk Management Council.

The following chart sets out our risk management governance structure as of the date of this annual report:

From July 2004, we instituted a “double report” system with respect to our risk management procedures. Each of our subsidiary risk management units is required to submit risk management reports directly to the Group Risk Management Department. Through this internal reporting system, we are able to better ascertain and strengthen the monitoring of our subsidiaries’ risk management and are able to quickly address any deviation from our group-wide risk policies.

The Group Risk Management Committee, the Group Risk Management Council, the Subsidiary Risk Management Committees and the Subsidiary Risk Management Councils are responsible for managing risks relating to credit, markets, asset and liability management and liquidity. A number of other entities are responsible for managing our operational risks, including the following:

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

The Group Risk Management Committee is comprised of our chief executive officer and four outside directors. It operates independently from all business units and individual board members, and reports directly to our board of directors. In addition, since our chief executive officer is a member of the committee, he is kept aware of risk-related issues. Our Group Risk Management Committee convenes at least quarterly, and makes decisions by majority vote of the attending members. At least a majority of the committee members must attend to constitute a quorum.

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

Subsidiary Risk Management Council

Our subsidiaries generally have a Subsidiary Risk Management Council, which is responsible for supporting the relevant Subsidiary Risk Management Committee in the implementation of its risk management policies and guidelines for such subsidiary, including by reviewing and reporting on agenda items to be discussed at meetings of the relevant Subsidiary Risk Management Committee, reviewing reports from the relevant subsidiary risk management units and performing any other duties delegated by the relevant Subsidiary Risk Management Committee.

Each Subsidiary Risk Management Council is generally comprised of the subsidiary’s chief risk management officer, the head of its risk management unit and other executive officers responsible for such subsidiary’s risk management-related functions. It operates independently from all business units, and reports directly to the Subsidiary Risk Management Committee.

Woori Bank, Kyongnam Bank and Kwangju Bank have each established a similar multi-tiered risk management governance structure for its own operations. For example, Woori Bank’s Subsidiary Risk Management Committee is ultimately responsible for risk management for that subsidiary. It provides subsidiary board-level direction regarding risk management strategies and policies to the risk management bodies that are subordinate to it. Woori Bank’s Executive Risk Management Committee, which reports directly to Woori Bank’s Subsidiary Risk Management Committee and chief executive officer, implements the execution of these strategies and policies. The Executive Risk Management Committee works with various Woori Bank business units, including its risk management unit and its individual business units. The risk management unit directly implements and ensures compliance with Woori Bank’s risk policies and guidelines at an operational level. It monitors market risk and liquidity risk on a daily basis and credit risk and interest rate repricing gap risk on a monthly basis and makes quarterly reports to the Subsidiary Risk Management Committee and to the Group Risk Management Council.

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

From 2005, we also established a similar credit risk limit for each of our banking subsidiaries, Woori Investment & Securities and Woori F&I with respect to investment in private equity funds. Much like “large exposure” limits with respect to corporate borrowers, we aim to avoid concentrations of exposure with respect to any single private equity fund or affiliated group of funds. Accordingly, we have established aggregate investment limits based on the capital adequacy levels of each of our banking subsidiaries, Woori Investment & Securities and Woori F&I and, with respect to limits on each opportunity to invest, established limits depending on whether the target fund is an affiliate, or our participation or the participation by our subsidiaries is as a limited or general partner. In 2006, we also established a “principal investment” limit for investment activities that any of our banking subsidiaries, Woori Investment & Securities, Woori F&I and Woori Private Equity undertakes as a principal (as opposed to as an agent). Such principal investment limit was also established for Woori Aviva Life Insurance in 2009. The principal investment limit for each subsidiary is set as a certain percentage of the capitalization of such subsidiary.

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

Committee	Members	Approval Process

Headquarters Approval
Loan Committee	Head of the credit support unit, head of the risk management unit and other members selected by the bank chief executive officer (no more than seven persons)	2/3 required for approval; 2/3 required to participate

Headquarters/Regional Approval
Senior Credit Officer Committee	One head senior credit officer and four to six other senior credit officers (five to seven persons)	2/3 required for approval; 2/3 required to participate

Credit Officer Committee	At least one senior credit officer and two other credit officers (at least three persons)	2/3 required for approval; 2/3 required to participate

Individual Approval

Senior Relationship Manager	Individual	Approval of the individual

Relationship Manager	Individual	Approval of the individual

Branch Manager	Individual	Approval of the individual

Different individuals or committees review and approve loan applications depending on various factors, including:

•	the size and type of the loan;

•	the level of credit risk established by the credit rating system;

•	whether the loan is secured by collateral; and

•	if the loan is secured, an assessment of the collateral.

Loan applications are generally reviewed only by the highest-level committee required to approve the loan, although multiple reviews, including separate reviews at the branch, regional and headquarters level, may occur depending on the size and terms of any particular loan or a borrower’s credit risk.

Corporate Loan Approval Process

Each of our banking subsidiaries’ branches reviews corporate loan applications using a credit evaluation system for corporate borrowers. Although these systems historically differed among our subsidiaries, our banking subsidiaries currently use standardized credit evaluation systems (including standardized credit risk measurement engines) following the completion of upgrades in 2007 to standardize these systems as part of our group-wide, standardized risk management system. Each corporate credit evaluation system measures various quantitative and qualitative factors. The model used by the credit evaluation system to review an application depends, however, on certain characteristics of the potential borrower. For example, Woori Bank’s credit risk management department, together with its large corporate loan department and small- and medium-sized enterprise loan department, has developed separate credit evaluation models for large corporate borrowers that are subject to external audit under the External Audit Act of Korea, large corporate borrowers that are not subject to external audit, medium-sized enterprises and SOHO borrowers that either have outstanding loans, or are applying for a loan, in excess of ~~W~~1 billion. In general, each model uses scores from both a computerized evaluation of quantitative financial factors, such as cash flow and income, and more qualitative factors which are scored using judgments by the credit officer or officers reviewing the application to produce an overall credit risk rating. These credit evaluation systems provide our subsidiaries with tools to make consistent credit decisions and assist them in making risk-based pricing decisions. For example, Woori Bank’s CREPIA system, depending on whether the borrower is audited by independent auditors and its size, produces two separate scores based on one of 14 rating models: one for quantitative current financial factors, which is weighted 60% in determining the CREPIA credit risk rating, and another for the more qualitative factors that the judgment of our credit officers plays a more significant part in determining, which is weighted 40%. The CREPIA credit risk rating estimates the probability that Woori Bank will recover extended credits and the likelihood that borrowers will default. Qualitative factors included in CREPIA include:

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

The CREPIA system produces separate credit risk ratings for each borrower and for each loan requested by that borrower. Woori Bank’s credit analysis and approval center evaluates and approves corporate loan applications based on these credit risk ratings. The CREPIA system assigns each borrower and facility one of the following fourteen credit risk rating grades from AAA to D, which are classified as follows: AAA (extremely strong), AA (very strong), A+ (strong), A− (good), BBB+ (more adequate), BBB (adequate), BBB− (less adequate), BB+ (less susceptible), BB (susceptible), BB− (more susceptible), B+ (slightly weak), B− (weak), C (very weak) and D (default). Certain loans are subject to review by the Loan Committee depending on the size of the loan and the determined credit risk rating. Examples of this include loan applications for secured loans in excess of ~~W~~60 billion regardless of the borrower’s or facility’s credit risk rating, and, at the other extreme for unsecured loans, loan applications in excess of ~~W~~4 billion for a borrower or facility with a credit risk rating of BB− to C. Applications from borrowers with loans on a subsidiary’s watch list (see “—Credit Review and Monitoring” below) are also automatically reviewed by its Loan Committee.

Our subsidiaries use the same systems to evaluate and approve applications from small- and medium-sized enterprises that they use to evaluate other corporate borrowers, but use different credit evaluation models. For example, Woori Bank implemented its current credit evaluation models for small- and medium-sized enterprise customers in September 2004. These models, which are incorporated into the CREPIA system, use the same quantitative and qualitative factors that Woori Bank uses to evaluate other corporate customers. However, the small- and medium-sized enterprise models apply a 50% weighting to the score derived from quantitative factors and a 50% weighting to the score derived from the more flexible qualitative factors in determining the credit risk rating. In September 2004, Woori Bank introduced a separate credit evaluation model to evaluate newly opening small-and medium-sized enterprises that relies solely on qualitative factors. Woori Bank has also adopted a separate credit evaluation system for SOHOs (such as pharmacies, clinics and restaurants) which either have outstanding loans, or are applying for a loan, of ~~W~~1 billion or less that uses simpler credit evaluation models and resembles our application scoring system for new retail customers. In December 2006, Woori Bank implemented a new credit evaluation model, which reflects Woori Bank’s new capital adequacy requirements and apply to consumer and corporate loans (including loans to small-and medium-sized enterprises). Woori Bank also introduced a new corporate rating model dedicated to evaluating large corporate borrowers in July 2008.

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

Woori Bank’s credit card business unit reviews each new card application for completeness, accuracy and creditworthiness. It bases this review on various factors that assess the applicant’s ability to repay borrowed amounts. The review process involves three stages:

•	Initial Application Process. The credit card business unit verifies basic information by requesting certain documents from the applicant, generally contacts the applicant directly (usually by telephone, although there are personal visits to some applicants) and statistically analyzes the applicant’s personal credit history together with financial and default information gathered from third-party sources and its internal database. The analysis considers various factors including employment, default status and historical relationships with Woori Bank and any delinquency history with other credit card companies. The credit card business unit also reviews information about an applicant obtained from external databases maintained by the Korea Federation of Banks, Korea Information Service Inc., Korea Credit Bureau Inc. and a consortium of seven Korean credit card providers.

•	Application Scoring System Process. The current application scoring system at the credit card business unit was developed by a third party and is a legacy of Woori Bank’s original credit card business unit, where it was introduced in October 2001 and subsequently upgraded from February 2003 to February 2004. The system is a standardized evaluation tool used to determine the probability of a credit card applicant defaulting during the one-year period following issuance. The application scoring system, using a statistical model, assigns risks to factors that indicate a probability of non-payment. The model analyzes credit history, occupation and income data to develop a combined risk score. The applicant’s eligibility to receive a credit card and credit limit is determined by its anticipated delinquency ratio over 90 days within one year.

•	Credit Assessment. If the application is approved, then the application scoring system assessment is used to determine the applicant’s credit limit. The aggregate credit limit for a new applicant who is an individual rarely exceeds ~~W~~20 million. There is a separate but similar system for determining the credit limit available to corporate card applicants, which will generally be higher than limits available to individual applicants but will not provide for the ability to obtain cash advances.

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

Loan Review and Monitoring

Each of our banking subsidiaries monitors credit risk with respect to its borrowers using its own loan review system. Each banking subsidiary has a loan review department that oversees its review and monitoring efforts. After a loan has been approved, the relevant materials or the results generated by the subsidiary’s relevant credit evaluation system, together with any supporting data, are reviewed by an officer in that department. There are three types of reviews that our subsidiary loan review units undertake:

•	Desk review. Desk reviews are the most common and are generally done within five days after a loan has been approved. Although the process is similar, different loans are automatically reviewed by our subsidiaries based on the size of the loan. At Woori Bank, for example, the loan review department will initiate a desk review of loans approved by a credit officer committee or the Loan Committee of the subsidiary, for any corporate loan that exceeded ~~W~~5 billion, any consumer loan that exceeded

~~W~~1 billion, any loan to a housing applicant group that exceeded ~~W~~5 billion or any loan where the loan terms were adjusted. For loans originating from a branch, the loan review department will initiate a desk review for new domestic loans or credit limit increases that exceed ~~W~~300 million. For new overseas loans, desk reviews are conducted for amounts that exceed US$300,000.

•	Periodic review. Periodic reviews are done on a quarterly, semi-annual or annual basis with respect to loans that are current and exceed ~~W~~10 billion or with respect to borrowers who are on a “watch list” with respect to possible insolvency. Quarterly periodic reviews are done for certain corporate borrowers, depending on their size and the borrower’s industry.

•	Ad hoc review. Ad hoc reviews can be done at any time. The head of the subsidiary risk management department or the chief executive officer or chief financial officer of the respective subsidiary can initiate ad hoc reviews. Loan review officers who are responsible for desk and periodic reviews also conduct ad hoc reviews.

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

Our Group Risk Management Committee establishes our risk capital allocation and risk limits for our trading activities. The Group Risk Management Committee has delegated the responsibility for coordinating market risk management for trading activities to the Group Risk Management Council. The risk management units of each of our subsidiaries coordinates with the Group Risk Management Council. These units review on a daily basis reports that include trading profits and losses, position reports, stress test results and “value at risk” results for our trading activities. Any violations of such risk limits are reported to the Group Risk Management Department.

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

The Group Risk Management Committee monitors market risk both for the group and for each subsidiary individually. See “—Standardization Strategy.” The Group Risk Management Committee has established a maximum “market risk appetite” for each subsidiary, which is defined as the risk capital of a particular subsidiary divided by its available capital. “Risk capital” is a benchmark figure that determines the VaR limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or PVBP) limits (for non-trading available-for-sale assets) for each subsidiary. Available capital generally consists of stockholder’s equity. Using this benchmark, as of December 31, 2009, we have established market risk limits with respect to our subsidiaries as shown in the following table:

	Trading Portfolio						Non-Trading
			Accumulated Loss Limit				Portfolio
	VaR Limit		Quarter		Annual		PVBP Limit
			(in billions of Won)

Woori Bank	~~W~~	30.0	~~W~~	132.0	~~W~~	264.0	~~W~~	2.160
Kyongnam Bank		1.4		7.5		14.9		0.281
Kwangju Bank		1.1		4.1		8.2		0.198

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

In addition, in connection with our adoption of SFAS No. 157, “Fair Value Measurements” (ASC 820-10), we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product. See “Item 5A. Operating Results—Critical Accounting Estimates—Valuation of Securities and Financial Instruments” and Notes 1 and 33 of the notes to our consolidated financial statements. For example, Woori Bank’s Risk Management Department reviews the existing pricing and valuation models on a regular basis, with a focus on their underlying modeling assumptions and restrictions, to assess the appropriateness of their continued use. In consultation with Woori Bank’s Trading Department, the Risk Management Department recommends potential valuation models to Woori Bank’s Fair Value Evaluation Committee. Upon approval by Woori Bank’s Fair Value Evaluation Committee, the selected valuation models are reported to its Risk Management Committee.

Value at Risk analysis. We use daily VaR to measure market risk. Our daily VaR is a statistically estimated maximum amount of loss that can occur for a day. We use a 99% confidence level to measure our daily VaR, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days. We use the “variance-covariance method” which takes into account the diversification effects among different risk factors. This method is based on two assumptions: first, that the distribution of risk factors is normal; and, second, that profit and loss is a quadratic function of the returns. Different VaR methodologies and distributional assumption could produce a materially different VaR.

Although VaR is a commonly used market risk management technique, it has some inadequacies. Since it is a statistical approach, VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements, however, are not necessarily a good indicator of future events. Another problem with VaR is that the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, VaR may understate or overstate the potential loss. VaR is most appropriate as a risk measure for trading positions in liquid financial markets and will understate the risk associated with severe events, such as a period of extreme liquidity.

The following table shows our daily VaR for each of Woori Bank, Kyongnam Bank and Kwangju Bank as of December 31, 2007, 2008 and 2009 at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk, foreign exchange risk and commodity risk relating to our trading activities.

			Foreign			VaR for Overall
	Interest	Equity	Exchange	Commodity	Less:	Trading
	Rate Risk	Risk	Risk	Risk	Diversification	Activities
	(in millions of Won)

As of December 31, 2007
Woori Bank	8,452	3,636	1,996	102	5,334	8,851
Kyongnam Bank	43	152	68	—	65	197
Kwangju Bank	46	570	9	—	42	583
As of December 31, 2008
Woori Bank	3,920	4,461	2,255	1,673	4,788	7,520
Kyongnam Bank	158	11	31	—	19	181
Kwangju Bank	178	12	37	—	25	203
As of December 31, 2009
Woori Bank	24,819	10,611	22,167	1,365	39,182	19,780
Kyongnam Bank	148	43	25	—	64	152
Kwangju Bank	122	18	13	—	30	123

Stress test. In addition to VaR, we perform stress testing to measure market risk. As VaR assumes normal market situations, we assess our market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that we take no action during a stress event to change the risk profile of a portfolio. The following table shows, for each identified subsidiary, the loss that would have occurred in its trading portfolio as of December 31, 2009 for assumed short-term extreme changes of a

+/−20% change in the equity market and a +/−60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)

Equity Market Chart Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%
Woori Bank	~~W~~	(28.7)	~~W~~	(19.6)	~~W~~	(12.0)	~~W~~	9.5	~~W~~	18.0	~~W~~	33.9
Kyongnam Bank		(0.2)		(0.1)		0.0		0.0		0.1		0.2
Kwangju Bank		(0.1)		0.0		0.0		0.0		0.0		0.1

	(in billions of Won, except basis points)

Interest Rate Chart Basis point fluctuation amount	(60) basis points	(40) basis points	(20) basis points	20 basis points	40 basis points	60 basis points
Woori Bank	~~W~~28.3	~~W~~24.4	~~W~~11.5	~~W~~(12.1)	~~W~~(19.6)	~~W~~(33.7)
Kyongnam Bank	0.6	0.4	0.2	(0.2)	(0.4)	(0.6)
Kwangju Bank	0.7	0.5	0.2	(0.2)	(0.5)	(0.7)

Stop loss limits. Our Subsidiary Risk Management Committees also approves total accumulated loss limits, and the heads of the relevant trading departments in each of our subsidiaries sets its own stop loss limits with respect to particular types of transactions. For example, Woori Bank has stop loss limits for various trading activities, including:

•	for trading equity securities in Won, within 25% of the purchase price of such securities;

•	for trading fixed income securities in Won, within a specified range of increase in market interest rates (from 30 basis points to 250 basis points, depending on the time remaining until maturity of the relevant fixed income securities);

•	for available-for-sale equity securities in Won, within 35% of the book value of such securities;

•	for available-for-sale fixed income securities in Won, within 10% of the book value of such securities;

•	for trading equity or fixed income securities in foreign currencies, within 5% of the purchase price of such securities; and

•	for available-for-sale equity or fixed income securities in foreign currencies, within 15% of the purchase price of such securities.

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

Each of our subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Counterparties are restricted to domestic and foreign financial institutions and banks with respect to which our subsidiaries have established a foreign exchange dealing limit. Our subsidiaries deal primarily in the Won/U.S. dollar market and their dealings are subject to what we believe are conservative daily maximum and closing limits and stop loss limits. By way of illustration, the following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2009:

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

The following table shows the non-consolidated net open positions of Woori Bank, Kyongnam Bank and Kwangju Bank at the end of 2007, 2008 and 2009. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2007						2008						2009
	Woori		Kyongnam		Kwangju		Woori		Kyongnam		Kwangju		Woori		Kyongnam		Kwangju
	Bank		Bank		Bank		Bank		Bank		Bank		Bank		Bank		Bank
							(in millions of US$)

Currency
U.S. dollar	US$	223.1	US$	0.3	US$	(1.6)	US$	164.0	US$	(1.8)	US$	0.4	US$	7.6	US$	(0.6)	US$	0.2
Japanese yen		25.0		(4.1)		0.0		1.7		0.1		0.0		13.7		(0.6)		(0.1)
Euro		36.0		(2.6)		(0.1)		5.8		(0.8)		(0.2)		7.4		(0.8)		0.0
Others		30.3		4.8		1.3		25.9		2.7		0.1		13.0		2.3		0.1

Total	US$	314.4	US$	(1.6)	US$	(0.4)	US$	197.4	US$	0.2	US$	0.3	US$	41.6	US$	0.4	US$	0.3

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

We measure interest rate risk for Won and foreign currency assets and liabilities in our bank accounts (including derivatives) and, in the case of Woori Bank, assets and liabilities in our principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 38.4% of our total deposits in Won as of December 31, 2009). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2009, 93.4% of those deposits had current maturities of one year or less. As of December 31, 2009, approximately 92.5% of our Won-denominated loans bore floating rates of interest, and 62.0% of those loans had current maturities of one year or less.

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

Interest Rate Gap Analysis. For interest rate gap analysis we use or assume the following maturities for different assets and liabilities:

•	With respect to maturities of assets, for prime rate-linked loans, we apply the actual maturities of each loan; furthermore, we assume the reserves with the Bank of Korea and loans and securities classified as substandard or below to have maximum remaining maturities.

•	With respect to maturities of liabilities, for demand deposits with no fixed maturities held by the banks, a portion of the demand deposits are recognized to have maturities of less than three months as calculated in accordance with Financial Services Commission guidelines.

From July 2004, our Group Risk Management Committee established the interest rate risk limit for each of our subsidiaries by directing that the earnings at risk for each subsidiary should be within 5% of the estimated net interest income of such subsidiary for a one-year period. We calculate VaR through our group-wide, standardized asset and liability management system, which uses the historical scenario method to simulate the current portfolio’s net asset value for a one-year holding period at a 99.9% confidence level.

The following tables show, for each of Woori Bank, Kyongnam Bank and Kwangju Bank on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2009:

Woori Bank

	As of December 31, 2009
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)

Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	~~W~~	3,962	~~W~~	353	~~W~~	1,337	~~W~~	1,643	~~W~~	4,224	~~W~~	11,519
Market interest rate		140,118		6,768		8,915		10,708		3,671		170,180
Interest rate pegged to customer deposit		477		176		349		45		59		1,106

Total	~~W~~	144,557	~~W~~	7,296	~~W~~	10,602	~~W~~	12,397	~~W~~	7,954	~~W~~	182,805

Interest rate-sensitive liabilities
Free interest rate	~~W~~	11,187	~~W~~	2,805	~~W~~	4,024	~~W~~	7,139	~~W~~	10,124	~~W~~	35,280
Market interest rate		73,027		14,685		30,404		7,943		6,815		132,875

Total	~~W~~	84,214	~~W~~	17,490	~~W~~	34,429	~~W~~	15,082	~~W~~	16,940	~~W~~	168,155

Sensitivity gap		60,343		(10,194)		(23,827)		(2,685)		(8,986)		14,651
Cumulative gap		60,343		50,149		26,322		23,636		(8,986)		14,651
% of total assets(1)		30.57%		(5.16)%		(12.07)%		(1.36)%		(4.55)%		7.43%
Total assets in Won											~~W~~	197,380

	As of December 31, 2009
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)

Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		11,691		(2,424)		(2,476)		8,372		536		15,699
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	11,691	US$	(2,424)	US$	(2,476)	US$	8,372	US$	536	US$	15,699

Interest rate-sensitive liabilities
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		9,364		(1,968)		(1,747)		8,215		3,311		17,175

Total	US$	9,364	US$	(1,968)	US$	(1,747)	US$	8,215	US$	3,311	US$	17,175

Sensitivity gap		2,328		(456)		(730)		157		(2,755)		(1,476)
Cumulative gap		2,328		1,872		1,142		1,299		(2,755)		(1,476)
% of total assets(1)		10.85%		(2.12)%		(3.40)%		0.73%		(12.94)%		(6.88)%
Total assets in US$											US$	21,451

Kyongnam Bank

	As of December 31, 2009
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)

Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	~~W~~	771	~~W~~	365	~~W~~	609	~~W~~	711	~~W~~	1,337	~~W~~	3,794
Market interest rate		9,855		977		913		1,237		393		13,375
Interest rate pegged to customer deposit		30		11		17		3		1		62

Total	~~W~~	10,656	~~W~~	1,354	~~W~~	1,539	~~W~~	1,951	~~W~~	1,731	~~W~~	17,231

Interest rate-sensitive liabilities
Free interest rate	~~W~~	4,633	~~W~~	1,652	~~W~~	2,013	~~W~~	363	~~W~~	2,228	~~W~~	10,889
Market interest rate		1,785		499		864		397		964		4,509

Total	~~W~~	6,418	~~W~~	2,151	~~W~~	2,876	~~W~~	761	~~W~~	3,192	~~W~~	15,398

Sensitivity gap		4,238		(797)		(1,337)		1,190		(1,461)		1,833
Cumulative gap	~~W~~	4,238	~~W~~	3,441	~~W~~	2,103	~~W~~	3,294	~~W~~	(1,461)	~~W~~	1,833
% of total assets(1)		22.23%		(4.18)		(7.02)%		6.25%		(7.66)%		9.61%
Total assets in Won											~~W~~	19,062

	As of December 31, 2009
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)

Foreign currency-accounts:
Interest rate-sensitive assets
Free interest rate	US$	686	US$	43	US$	7	US$	0	US$	8	US$	744
Market interest rate		198		0		0		0		2		199
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	884	US$	43	US$	7	US$	0	US$	9	US$	943

Interest rate-sensitive liabilities
Free interest rate	US$	744	US$	14	US$	30	US$	0	US$	0	US$	788
Market interest rate		109		0		0		0		0		109

Total	US$	853	US$	14	US$	30	US$	0	US$	0	US$	897

Sensitivity gap		30		29		(23)		0		9		46
Cumulative gap		30		60		37		37		9		46
% of total assets(1)		2.62%		2.55%		(1.99)%		0.00%		0.79%		3.97%
Total assets in US$											US$	1,158

Kwangju Bank

	As of December 31, 2009
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)

Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	~~W~~	471	~~W~~	109	~~W~~	134	~~W~~	335	~~W~~	472	~~W~~	1,521
Market interest rate		8,640		1,150		350		1,228		785		12,153
Interest rate pegged to customer deposit		86		26		47		7		2		168

Total	~~W~~	9,197	~~W~~	1,285	~~W~~	531	~~W~~	1,570	~~W~~	1,258	~~W~~	13,841

Interest rate-sensitive liabilities
Free interest rate	~~W~~	3,420	~~W~~	1,596	~~W~~	1,590	~~W~~	363	~~W~~	1,471	~~W~~	8,440
Market interest rate		1,350		368		625		206		1,069		3,619

Total	~~W~~	4,771	~~W~~	1,964	~~W~~	2,215	~~W~~	568	~~W~~	2,541	~~W~~	12,058

Sensitivity gap		4,426		(678)		(1,684)		1,002		(1,282)		1,783
Cumulative gap		4,426		3,748		2,063		3,065		(1,282)		1,783
% of total assets(1)		29.66%		(4.55)%		(11.28)%		6.71%		(8.59)%		11.95%
Total assets in Won											~~W~~	14,914

	As of December 31, 2009
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)

Foreign currency-accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	11	US$	11
Market interest rate		700		16		0		0		1		717
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	700	US$	16	US$	0	US$	0	US$	12	US$	729

Interest sensitive liabilities
Free interest rate	US$	36	US$	2	US$	2	US$	1	US$	4	US$	45
Market interest rate		282		145		188		83		50		748

Total	US$	318	US$	147	US$	190	US$	84	US$	54	US$	794

Sensitivity gap		382		(131)		(190)		(84)		(42)		(65)
Cumulative gap		382		251		61		(23)		(42)		(65)
% of total assets(1)		22.89%		(7.85)%		(11.04)%		(5.36)%		(2.54)%		(3.90)%
Total assets in US$											US$	845

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, for Woori Bank, Kyongnam Bank and Kwangju Bank on a combined basis, with respect to Won-denominated assets and liabilities, duration gaps and net asset value changes when interest rate increases by one percentage point as of the specified dates:

	Interest-
	earning asset	Interest-bearing	Total asset/liability
Date	duration	liability duration	duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)

December 31, 2006	0.60	0.84	(0.21)	298
June 30, 2007	0.60	0.83	(0.17)	306
December 31, 2007	0.57	0.80	(0.18)	373
June 30, 2008	0.56	0.80	(0.18)	415
December 31, 2008	0.58	0.86	(0.23)	564
June 30, 2009	0.52	0.81	(0.20)	539
December 31, 2009	0.47	0.79	(0.27)	633

We set interest rate risk limits using the historical simulation method, which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The following table shows our interest rate VaR with respect to our Won-denominated assets and liabilities for each of the quarters since the fourth quarter of 2008:

	Fourth Quarter		First Quarter		Second Quarter		Third Quarter		Fourth Quarter		First Quarter
	2008		2009(1)		2009		2009		2009		2010
	(in billions of Won, except percentages)

Woori Finance Holdings	~~W~~	187.0	~~W~~	350.2	~~W~~	362.0	~~W~~	403.0	~~W~~	443.0	~~W~~	386.7
Woori Bank		218.3		396.5		375.9		414.9		460.1		409.1
Kyongnam Bank		14.2		38.9		30.8		36.7		29.8		26.8
Kwangju Bank		25.4		14.3		10.5		8.5		8.3		3.4
Volatility		0.349%		—		—		—		—		—
Mean reversion		0.500		—		—		—		—		—

(1)	Prior to 2009, we used the Hull-White model using Monte-Carlo simulation to determine interest rate VaR. Beginning in January 2009, as a part of the upgrade to our commercial banking subsidiaries’ asset and liability management system, we adopted the historical scenario method to determine interest rate VaR.

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

The following table shows the liquidity status and limits for Won accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2009 in accordance with Financial Services Commission regulations:

	1 month or less
	Woori Finance
	Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank
			(in billions of Won)

Assets (A)	~~W~~	62,715	~~W~~	53,266	~~W~~	4,951	~~W~~	4,499
Liabilities (B)		51,271		43,698		4,216		3,357
Liquidity gap		11,444		9,567		735		1,142
Liquidity ratio (A/B)		122.3%		121.9%		117.4%		134.0%
Limit		100%		100%		100%		100%

The following table shows the liquidity status on a cumulative basis and limits for foreign currency accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2009 in accordance with the Bank of Korea’s regulations:

	7 days or less								7 days-1 month								1-3 months
	Woori								Woori								Woori
	Finance				Kyongnam		Kwangju		Finance				Kyongnam		Kwangju		Finance				Kyongnam		Kwangju
	Holdings		Woori Bank		Bank		Bank		Holdings		Woori Bank		Bank		Bank		Holdings		Woori Bank		Bank		Bank
	(in millions of US$)

Foreign currency accounts:

Foreign currency assets	US$	8,416	US$	7,719	US$	498	US$	200	US$	5,890	US$	5,224	US$	349	US$	317	US$	9,325	US$	8,780	US$	371	US$	174

Foreign currency liabilities		6,684		6,130		451		102		8,057		7,379		404		274		7,757		7,134		331		291

Maturity gap		1,733		1,588		46		98		(2,166)		(2,155)		(55)		43		1,569		1,646		40		(117)

Cumulative gap (A)		1,733		1,588		46		98		(434)		(566)		(9)		141		1,135		1,080		31		24

Total assets (B)		52,200		48,683		2,338		1,178		52,200		48,683		2,338		1,178		52,200		48,683		2,338		1,178

Liquidity gap ratio (A/B)		3.32%		3.26%		1.98%		8.29%		(0.83)%		(1.16)%		(0.37)%		11.97%		105.04%		105.23%		102.64%		103.57%

Limits		0%		0%		0%		0%		(10)%		(10)%		(10)%		(10)%		85%		85%		85%		85%

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

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges

Under the terms of the deposit agreement, as a holder of our ADSs, you are required to pay the following service fees to the depositary:

Services	Fees

Issuance of ADSs	Up to $0.05 per ADS issued
Cancellation of ADSs	Up to $0.05 per ADS canceled
Distribution of cash dividends or ADSs pursuant to stock dividends	Up to $0.02 per ADS held
Distribution of cash proceeds or free shares in the form of ADSs	Up to $0.02 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per securities distributed
Depositary Services	Up to $0.02 per ADS held as of the last day of each calendar year, except to the extent any cash dividend fee is charged (as described above) during the applicable calendar year
Distribution of ADSs pursuant to exercise of rights to purchase additional ADSs	Up to $0.02 per ADS held

As a holder of our ADSs, you are also responsible for paying certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Korea (i.e., upon deposit and withdrawal of shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via the Depository Trust Company, or DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to such holder of ADSs.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

Fees and Payments from the Depositary to Us

In 2009, we received payments from the depositary of approximately $9,339 in the aggregate in connection with proxy process expenses (including printing, postage and distribution expenses), contributions towards investor relations efforts (including investor relations agency fees) and other standard out-of-pocket maintenance costs relating to our American Depositary Receipt, or ADR, facility for which the depositary has agreed to reimburse us.

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADR facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2009 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management believes that, as of December 31, 2009, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2009.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, principal financial officer and persons performing similar functions as well as to our outside directors and other officers and employees. Our code of ethics is available on our website at http://www.woorifg.com. If we amend the provisions of our code of ethics that apply to our chief executive officer and principal financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent registered public accountants, Deloitte Anjin LLC, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”), which includes Deloitte Consulting, during the fiscal years ended December 31, 2008 and 2009:

	Year ended December 31,
	2008		2009
	(in millions of Won)

Audit fees	~~W~~	5,801	~~W~~	5,436
Audit-related fees		112		212
Tax fees		152		144
All other fees		—		—

Total fees	~~W~~	6,065	~~W~~	5,792

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

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable

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

NYSE Corporate Governance Standards	Woori Finance Holdings

Director independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as seven of our eight directors are outside directors.

NYSE Corporate Governance Standards	Woori Finance Holdings

Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our outside directors hold quarterly meetings, which coincide with the quarterly audit committee meetings, to discuss matters relating to management issues. The audit committee is comprised of four outside directors.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have established a separate outside directors recommendation committee.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	We maintain a business development and compensation committee composed of three outside directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an audit committee comprised of four outside directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our audit committee has four members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.
We currently have one equity compensation plan, providing for the grant of stock options to officers and directors.

All material matters related to the granting of stock options are provided in our Articles of Incorporation, and any amendments to the Articles of Incorporation are subject to shareholders’ approval.

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

Number			Description

1.1			Articles of Incorporation of Woori Finance Holdings (translation in English).
2.1	*		Form of Stock Certificate of Woori Finance Holdings’ common stock, par value ~~W~~5,000 per share (translation in English).
2.2	*	*	Form of Deposit Agreement among Woori Finance Holdings, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt.
4.1	*		Memorandum of understanding between the KDIC and Woori Finance Holdings dated July 2, 2001, as amended.
4.2	*		Memorandum of understanding between the KDIC and Hanvit Bank (since renamed Woori Bank) dated December 30, 2000, as amended.
4.3	*		Memorandum of understanding between the KDIC and Kyongnam Bank dated December 30, 2000, as amended.
4.4	*		Memorandum of understanding between the KDIC and Kwangju Bank dated December 30, 2000, as amended.
4.5	*		Memorandum of understanding between Woori Finance Holdings and Hanvit Bank (since renamed Woori Bank) dated July 12, 2001, as amended.
4.6	*		Memorandum of understanding between Woori Finance Holdings and Kyongnam Bank dated July 31, 2001, as amended.
4.7	*		Memorandum of understanding between Woori Finance Holdings and Kwangju Bank dated July 31, 2001, as amended.
8.1	*	***	List of subsidiaries of Woori Finance Holdings.
11.1	*	**	Code of Ethics.
12.1			Section 302 certifications.
13.1			Section 906 certifications.

*	Incorporated by reference to the exhibits to the Registration Statement on Form 20-F (File No. 001-31811), filed on September 25, 2003
**	Incorporated by reference to exhibit (a) to the Registration Statement on Form F-6 (File No. 333-109106), filed on September 25, 2003.
***	Incorporated by reference to exhibits to the Annual Report on Form 20-F (File No. 001-31811), filed on June 30, 2004.
****	Incorporated by reference to Note 37 of the notes to the consolidated financial statements of the registrant included in this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Woori Finance Holdings Co., Ltd.
(Registrant)

/s/  Pal Seung Lee
(Signature)

Pal Seung Lee
Chairman and Chief Executive Officer
(Name/Title)

Date: June 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Woori Finance Holdings Co., Ltd.:

We have audited the internal control over financial reporting of Woori Finance Holdings Co., Ltd. and subsidiaries (collectively referred to as the “Company”) as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated June 21, 2010 expressed an unqualified opinion on those consolidated financial statements and included explanatory paragraphs related to the Company’s adoption of new accounting standards and the translation of financial statement amounts into United States dollars for the convenience of readers in the United States of America.

/s/ DELOITTE ANJIN LLC

June 21, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Woori Finance Holdings Co., Ltd. and subsidiaries (collectively referred to as the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of income and comprehensive income, changes in total equity, and cash flows for each of the three years in the period ended December 31, 2009 (all expressed in Korean Won). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Woori Finance Holdings Co., Ltd. and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the accounting standard: Accounting for Uncertainty in Income Taxes, as of January 1, 2007; Fair Value Measurements and Disclosures, as of January 1, 2008; and Noncontrolling Interest in Consolidated Financial Statements and Recognition and Presentation of Other-Than-Temporary Impairments, as of January 1, 2009.

Our audits also comprehended the translation of Korean Won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 21, 2010, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE ANJIN LLC

June 21, 2010

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2009

	Korean Won		U.S. Dollars
	2008	2009	2009
	(in millions)		(in thousands)
			(Note 1)

ASSETS
Cash and cash equivalents	13,563,849	16,581,001	14,249,131
Restricted cash	2,760,839	588,350	505,607
Interest bearing deposits in other banks	1,747,410	2,206,892	1,896,526
Call loans and securities purchased under resale agreements	3,692,284	6,524,407	5,606,847
Trading assets:
Korea Deposit Insurance Corporation	10,347	20,393	17,525
Unrelated parties	19,806,492	14,204,886	12,207,181
Available-for-sale securities:
Korea Deposit Insurance Corporation	40,816	91,136	78,319
Unrelated parties	23,365,045	15,968,130	13,722,451
Held-to-maturity securities (fair value of 9,757,797 million Won at 2008 and 16,020,691 million Won at 2009):
Korea Deposit Insurance Corporation	488,998	289,592	248,865
Unrelated parties	9,122,557	15,684,172	13,478,428
Other investment assets	2,417,207	2,565,159	2,204,408
Loans (net of allowance for loan and lease losses of 2,941,574 million Won at 2008 and 3,556,946 million Won at 2009):
Korea Deposit Insurance Corporation	25,600	—	—
Directors	29	97	83
Employees	254,935	238,505	204,963
Unrelated parties	185,386,918	183,819,636	157,968,148
Due from customers on acceptances	789,132	790,989	679,748
Premises and equipment, net	2,453,844	2,611,130	2,243,914
Accrued interest and dividends receivable	1,079,383	955,388	821,027
Assets held-for-sale	351,096	591,227	508,080
Goodwill	136,084	113,530	97,564
Other intangible assets, net	150,983	123,291	105,951
Other assets:
Trust	12,894	5,320	4,571
Unrelated parties	3,488,689	3,050,364	2,621,376

Total assets	271,145,431	267,023,595	229,470,713

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(CONTINUED)
DECEMBER 31, 2008 AND 2009

	Korean Won		U.S. Dollars
	2008	2009	2009
	(in millions)		(in thousands)
			(Note 1)

LIABILITIES
Deposits:
Interest bearing	161,652,972	170,547,111	146,562,206
Non-interest bearing	6,679,431	7,026,580	6,038,396
Call money	2,960,141	5,687,349	4,887,508
Trading liabilities	11,285,773	4,131,241	3,550,244
Acceptances outstanding	789,132	790,989	679,748
Other borrowed funds:
Trust	4,130,672	2,603,490	2,237,348
Unrelated parties	14,327,910	10,231,767	8,792,822
Secured borrowings	3,400,681	2,276,809	1,956,610
Long-term debt	44,469,817	43,339,863	37,244,758
Accrued interest and payable	3,317,242	2,554,162	2,194,957
Other liabilities	5,870,751	4,612,594	3,963,902

Total liabilities	258,884,522	253,801,955	218,108,499

Commitments and contingencies (Notes 3 and 34)

EQUITY
Stockholders’ Equity
Common stock (5,000 Won par value, authorized 2,400 million shares, 806,015,340 shares issued and 806,012,780 shares outstanding at 2008 and 2009)	4,030,077	4,030,077	3,463,307
Additional paid-in capital	4,998,594	4,968,267	4,269,554
Retained earnings	2,362,076	3,501,615	3,009,165
Accumulated other comprehensive income, net of tax	529,350	366,077	314,594
Less: treasury stock, at cost, 2,560 shares at 2008 and 2009	(18)	(18)	(15)

Total Stockholders’ Equity	11,920,079	12,866,018	11,056,605

Noncontrolling interest	340,830	355,622	305,609
Total equity	12,260,909	13,221,640	11,362,214

Total liabilities and equity	271,145,431	267,023,595	229,470,713

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Korean Won			U.S. Dollars
	2007	2008	2009	2009
	(in millions, except per share data)			(in thousands,
				except per
				share data)
				(Note 1)

Interest and dividend income
Loans:
Korea Deposit Insurance Corporation	1,397	1,593	852	732
Directors	2	1	1	1
Employees	9,620	12,984	11,439	9,831
Unrelated parties	9,619,466	12,513,547	10,751,970	9,239,865
Deposits in other banks	82,181	267,028	194,673	167,295
Trading assets:
Korea Deposit Insurance Corporation	1,371	747	893	767
Unrelated parties	388,304	523,578	408,032	350,648
Investment securities:
Korea Deposit Insurance Corporation	103,932	22,437	23,037	19,798
Unrelated parties	1,891,580	2,079,699	1,750,410	1,504,241
Call loans and securities purchased under resale agreements	94,619	131,251	131,248	112,790

Total interest and dividend income	12,192,472	15,552,865	13,272,555	11,405,968

Interest expense
Deposits	4,925,233	6,916,737	5,480,844	4,710,045
Call money	96,239	137,301	86,941	74,714
Other borrowed funds:
Trust	179,605	252,124	103,712	89,126
Unrelated parties	443,669	474,539	366,739	315,163
Secured borrowings	179,559	191,736	142,980	122,872
Long-term debt	1,831,374	2,429,946	2,404,297	2,066,169

Total interest expense	7,655,679	10,402,383	8,585,513	7,378,089

Net interest income	4,536,793	5,150,482	4,687,042	4,027,879

Provisions
Provision for loan and lease losses	218,797	1,608,284	2,408,037	2,069,383
Provision (reversal of provision) for credit-related commitments	(54,303)	157,421	43,939	37,760
Other provision	35,902	70,815	102,728	88,281

Total provisions	200,396	1,836,520	2,554,704	2,195,424

Net interest income after provisions for loan and lease losses, credit-related commitments and other	4,336,397	3,313,962	2,132,338	1,832,455
(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Korean Won			U.S. Dollars
	2007	2008	2009	2009
	(in millions, except per share data)			(in thousands,
				except per
				share data)
				(Note 1)

Non-interest income
Trust fees, net	24,999	33,835	22,397	19,247
Fees and commission income	1,690,949	1,992,686	1,888,230	1,622,679
Trading revenue, net:
Korea Deposit Insurance Corporation	(328)	1,153	(283)	(243)
Unrelated parties	15,456	(449,491)	277,597	238,556
Other-than-temporary impairment losses on Debt securities:
Total other-than-temporary impairment losses	(620,924)	(508,490)	(186,035)	(159,871)
Less : Unrealized other-than-temporary impairment losses recognized in OCI	—	—	—	—

Net impairment losses recognized in earnings	(620,924)	(508,490)	(186,035)	(159,871)
Investment securities gain (loss), net:
Korea Deposit Insurance Corporation	376	196	63	54
Unrelated parties	878,395	(2,052)	1,022,242	878,478
Other non-interest income	232,161	239,520	427,620	367,483

Total non-interest income	2,221,084	1,307,357	3,451,831	2,966,383

Non-interest expenses
Salaries and employee benefits	1,158,828	1,182,170	1,230,966	1,057,849
Depreciation and amortization	289,261	339,834	281,594	241,992
Other administrative expenses	1,001,432	1,181,168	1,150,962	989,096
Fees and commissions	294,633	446,636	461,437	396,543
Other non-interest expenses	722,733	985,767	967,566	831,493

Total non-interest expenses	3,466,887	4,135,575	4,092,525	3,516,971

Net income before income tax expense	3,090,594	485,744	1,491,644	1,281,866
Income tax expense	837,428	357,857	379,689	326,291

Net income	2,253,166	127,887	1,111,955	955,575

Less: Net income (loss) attributable to the noncontrolling interest	11,360	(22,418)	(22,612)	(19,432)

Net income attributable to stockholders	2,241,806	150,305	1,134,567	975,007

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Korean Won			U.S. Dollars
	2007	2008	2009	2009
	(in millions, except per share data)			(in thousands,
				except per
				share data)
				(Note 1)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(434)	206	(32,588)	(28,005)
Net unrealized losses on investment securities	(142,940)	(139,083)	(125,713)	(108,032)

Total other comprehensive loss, net of tax	(143,374)	(138,877)	(158,301)	(136,037)

Comprehensive income (loss)	2,109,792	(10,990)	953,654	819,538

Less: Comprehensive income (loss) attributable to the noncontrolling interest	13,837	(20,635)	(19,936)	(17,131)

Comprehensive income attributable to stockholders	2,095,955	9,645	973,590	836,669

Earnings per common share
Basic:	2,781	187	1,408	1.21

Diluted:	2,781	187	1,408	1.21

Weighted average basic common shares outstanding (in thousands)	806,000	805,927	806,013	806,013

Weighted average diluted common shares outstanding (in thousands)	806,000	805,927	806,013	806,013

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

					Accumulated
				Retained	other
			Additional	earnings	comprehensive
	Common stock		paid-in	(accumulated	income,	Treasury	Noncontrolling	Total
	Shares	Amount	capital	deficit)	net of tax	stock	Interest	equity
	Korean Won (in millions, except share data)

Balance at January 1, 2007	806,012,785	4,030,077	5,000,548	655,073	815,861	(18)	55,377	10,556,918

Purchase of treasury stock	(23,985)	—	—	—	—	(483)	—	(483)
Net change in valuation of available-for-sale securities	—	—	—	—	(145,985)	—	3,045	(142,940)
Net change in foreign currency transaction adjustments	—	—	—	—	134	—	(568)	(434)
Capital transactions of affiliates	—	—	422	—	—	—	291,630	292,052
Net income	—	—	—	2,241,806	—	—	11,360	2,253,166
Dividends(1)	—	—	—	(483,608)	—	—	(4,835)	(488,443)

Balance at December 31, 2007	805,988,800	4,030,077	5,000,970	2,413,271	670,010	(501)	356,009	12,469,836

Balance at January 1, 2008	805,988,800	4,030,077	5,000,970	2,413,271	670,010	(501)	356,009	12,469,836

Disposal of treasury stock	23,980	—	—	—	—	483	—	483
Net change in valuation of available-for-sale securities	—	—	—	—	(140,199)	—	1,116	(139,083)
Net change in foreign currency transaction adjustments	—	—	—	—	(461)	—	667	206
Capital transactions of affiliates	—	—	(2,376)	—	—	—	25,813	23,437
Net income	—	—	—	150,305	—	—	(22,418)	127,887
Dividends(1)	—	—	—	(201,500)	—	—	(20,357)	(221,857)

Balance at December 31, 2008	806,012,780	4,030,077	4,998,594	2,362,076	529,350	(18)	340,830	12,260,909

Cumulative adjustment for accounting change	—	—	—	4,972	(4,972)	—	—	—

Adjusted balance at January 1, 2009	806,012,780	4,030,077	4,998,594	2,367,048	524,378	(18)	340,830	12,260,909

Net change in valuation of available-for-sale securities	—	—	—	—	(125,713)	—	4,169	(121,544)
Net change in foreign currency transaction adjustments	—	—	—	—	(32,588)	—	(1,493)	(34,081)
Capital transactions of affiliates	—	—	(30,327)	—	—	—	39,572	9,245
Net income	—	—	—	1,134,567	—	—	(22,612)	1,111,955
Dividends(1)	—	—	—	—	—	—	(4,844)	(4,844)

Balance at December 31, 2009	806,012,780	4,030,077	4,968,267	3,501,615	366,077	(18)	355,622	13,221,640

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

					Accumulated
				Retained	other
			Additional	earnings	comprehensive
	Common stock		paid-in	(accumulated	income,	Treasury	Noncontrolling	Total
	Shares	Amount	capital	deficit)	net of tax	stock	Interest	equity
	U.S. Dollars (in thousands, except share data) (Note 1)

Balance at December 31, 2008	806,012,780	3,463,307	4,295,616	2,029,885	454,905	(15)	292,897	10,536,595

Cumulative adjustment for accounting change	—	—	—	4,273	(4,273)	—	—	—

Adjusted balance at January 1, 2009	806,012,780	3,463,307	4,295,616	2,034,158	450,632	(15)	292,897	10,536,595

Net change in valuation of available-for-sale securities	—	—	—	—	(108,033)	—	3,583	(104,450)
Net change in foreign currency transaction adjustments	—	—	—	—	(28,005)	—	(1,283)	(29,288)
Capital transactions of affiliates	—	—	(26,062)	—	—	—	34,007	7,945
Net income	—	—	—	975,007	—	—	(19,432)	955,575
Dividends(1)	—	—	—	—	—	—	(4,163)	(4,163)

Balance at December 31, 2009	806,012,780	3,463,307	4,269,554	3,009,165	314,594	(15)	305,609	11,362,214

(1)	Dividends paid based on retained earnings in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”)

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Korean Won			U.S. Dollars
	2007	2008	2009	2009
	(in millions)			(in thousands)
				(Note 1)

Cash flows from operating activities:
Net income	2,253,166	127,887	1,111,955	955,575
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan and lease losses	218,797	1,608,284	2,408,037	2,069,383
Provision (reversal of provision) for credit-related commitments	(54,303)	157,421	43,939	37,760
Other provision	35,902	70,815	102,728	88,281
Depreciation and amortization	289,261	339,834	281,594	241,992
Net loss on derivatives	226,666	1,740,564	606,619	521,307
Loss (gain) on redemption of trading securities	(16,470)	5,308	14,786	12,706
Net loss (gain) on disposal of trading securities	(15,917)	103,413	(65,261)	(56,083)
Net gain on valuation of trading securities	(209,407)	(1,400,947)	(833,458)	(716,245)
Net gain on redemption of investment securities	(4,855)	(24,788)	(131,274)	(112,812)
Net gain on disposal of investment securities	(751,018)	(105,662)	(859,950)	(739,011)
Net gain on equity method investments	(183,700)	(4,391)	(143,315)	(123,160)
Impairment loss on investment securities	681,726	645,187	298,268	256,321
Net gain on sale of loans	(8,890)	(6,382)	(91,812)	(78,900)
Net gain on disposal of premises and equipment	(254)	(6,217)	(148,499)	(127,615)
Provision for accrued severance benefits	137,647	102,949	130,616	112,247
Provision (reversal of provision) for deferred income tax	50,549	(42,322)	188,086	161,635
Compensation expenses associated with stock option	1,117	—	(547)	(470)
Net changes in:
Trading assets	(4,557,877)	(8,092,451)	5,868,873	5,043,504
Accrued interest and dividends receivable	(69,255)	(129,309)	123,995	106,557
Other assets	(282,224)	(7,641)	460,888	396,070
Trading liabilities	1,278,490	8,305,070	(7,154,532)	(6,148,354)
Accrued interest and payable	539,445	424,853	(763,080)	(655,764)
Other liabilities	637,436	78,322	(1,747,350)	(1,501,611)
Origination of assets held-for-sale	(443,617)	(757,968)	(1,093,285)	(939,531)
Proceeds from sale of loans held-for-sale	393,207	544,535	860,210	739,234

Net cash provided by operating activities	145,622	3,676,364	(531,769)	(456,984)

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Korean Won			U.S. Dollars
	2007	2008	2009	2009
	(in millions)			(in thousands)
				(Note 1)

Cash flows from investing activities:
Net changes in restricted cash	112,319	(2,629,715)	2,172,489	1,866,961
Net changes in interest-bearing deposits in other banks	(430,629)	380,853	(459,482)	(394,863)
Net changes in call loans and securities purchased under resale agreements	(746,482)	(1,996,880)	(2,832,124)	(2,433,828)
Net changes in loans	(25,341,109)	(29,139,989)	(719,250)	(618,098)
Proceeds from sales of available-for-sale securities:
Korea Deposit Insurance Corporation	781,179	797,432	151,877	130,518
Unrelated parties	16,533,299	11,486,847	38,350,336	32,956,934
Purchases of available-for-sale securities:
Korea Deposit Insurance Corporation	(973)	(29,742)	(102,087)	(87,730)
Unrelated parties	(16,258,550)	(9,076,343)	(30,476,610)	(26,190,530)
Proceeds from maturities, prepayments and calls of held-to-maturity securities:
Korea Deposit Insurance Corporation	185,825	387,054	199,968	171,845
Unrelated parties	2,980,542	3,322,777	19,168,715	16,472,921
Purchases of held-to-maturity securities:
Korea Deposit Insurance Corporation	(49,488)	(89,894)	(100,418)	(86,295)
Unrelated parties	(2,717,365)	(5,016,345)	(25,630,787)	(22,026,200)
Net changes in other investments	(287,784)	(398,006)	(57,547)	(49,454)
Proceeds from sales of premises and equipment	5,701	79,626	507,803	436,388
Purchases of premises and equipment	(219,072)	(321,620)	(596,515)	(512,624)
Business acquisition, net of cash	(270,804)	—	—	—

Net cash used in investing activities	(25,723,391)	(32,243,945)	(423,632)	(364,055)

Cash flows from financing activities:
Net changes in interest-bearing deposits	18,089,956	21,293,596	8,894,139	7,643,310
Net changes in non-interest-bearing deposits	(183,095)	2,011,060	347,150	298,328
Net changes in call money	728,834	(48,322)	2,727,207	2,343,666
Net changes in other borrowed funds	1,907,589	4,235,809	(5,623,324)	(4,832,487)
Proceeds from secured borrowings	2,724,854	2,898,257	2,476,459	2,128,182
Payments on secured borrowings	(1,941,052)	(2,983,468)	(3,600,331)	(3,093,998)
Proceeds from long-term debt	8,366,236	3,399,105	1,836,893	1,578,561
Payments on long-term debt	(13,722)	(24,567)	(3,075,696)	(2,643,145)
Net changes in treasury stock	(483)	483	—	—
(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Korean Won			U.S. Dollars
	2007	2008	2009	2009
	(in millions)			(in thousands)
				(Note 1)

Cash dividends paid	(483,608)	(201,500)	—	—
Stock issue cost of subsidiaries	—	(1,860)	(1,683)	(1,446)
Remaining interest acquisition of consolidated subsidiaries	—	—	(54,692)	(47,000)
Increase in noncontrolling interest	—	—	46,431	39,901

Net cash provided by financing activities	29,195,509	30,578,593	3,972,553	3,413,874

Net increase in cash and cash equivalents	3,617,740	2,011,012	3,017,152	2,592,835
Cash and cash equivalents, beginning of year	7,935,097	11,552,837	13,563,849	11,656,296

Cash and cash equivalents, end of year	11,552,837	13,563,849	16,581,001	14,249,131

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	7,103,407	7,085,141	9,348,594	8,033,854
Cash paid during the year for income tax	787,963	379,762	191,604	164,658
Acquisitions:
Fair value of net assets acquired	88,761	—	—	—
Goodwill	182,388	—	—	—

Net cash paid for acquisition	271,149	—	—	—
Supplemental schedule of non cash investing and financing activities:
Transfer of loans into securities and other investments	19,473	491	12,267	10,542
Increase (decrease) in cumulative translation adjustments, net of tax	134	(461)	(32,588)	(28,005)
Decrease in unrealized gains on investment securities, net of tax	(145,985)	(140,199)	(125,713)	(108,033)
Assets obtained by entering into a capital lease	49,895	49,327	108,849	93,541
Acquisition of Kumho Investment Bank by participating in stock issuance
Fair value of non-cash assets acquired	873,280	—	—	—
Fair value of liability assumed	745,254	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

1.	General Information and Summary of Significant Accounting Policies

Woori Finance Holdings Co., Ltd. (the “Holding Company”) was incorporated under the laws of the Republic of Korea on March 27, 2001, and commenced operations on April 2, 2001, under the Financial Holding Company Act. The Holding Company was established primarily to manage certain banks and other companies acquired by the Korea Deposit Insurance Corporation (“KDIC”) in connection with the 1997 Asian Financial Crisis. As of December 31, 2009, the Holding Company controls the following entities: three commercial banks, which include Woori Bank (formerly known as Hanvit Bank), Kyongnam Bank and Kwangju Bank (collectively referred to as the “Bank Subsidiaries”); Woori Finance Information System Co., Ltd.; Woori F&I Co., Ltd.; Woori Asset Management Co., Ltd. (“Woori Asset Management”, formerly known as Woori Credit Suisse Asset Management Co., Ltd.); Woori Private Equity Co., Ltd. (“Woori PE”) and Woori Financial Co., Ltd. (“Woori Financial”, formerly known as Hanmi Capital Co., Ltd.); all collectively referred to as “Woori Subsidiaries.” Several of the Woori Subsidiaries also have other subsidiaries of which the Holding Company is now the ultimate financial holding company. The Holding Company, Woori Subsidiaries and their subsidiaries, consolidated trust accounts (see Note 39), and certain other consolidated variable interest entities (“VIEs”) (see Note 10) are collectively referred to as the “Company.”

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

On December 31, 2001, the commercial banking business of Peace Bank was merged into Woori Bank, and Peace Bank acquired the credit card businesses of Woori Bank and Kwangju Bank on January 31, 2002 and February 28, 2003, respectively, to become Woori Credit Card Co., Ltd. (“Woori Credit Card”), a principal credit card subsidiary of the Holding Company. On March 31, 2004, Woori Credit Card was merged into Woori Bank (see Note 38).

Upon the legal establishment of the Holding Company on March 27, 2001, KDIC transferred all its shares of the five subsidiaries to the Holding Company in exchange for the shares of the Holding Company and KDIC became the sole owner of the Holding Company. On June 24, 2002, the Holding Company listed its shares on the Korea Stock Exchange through a public offering, which included 36 million new shares and 54 million previously issued shares. As a result of the public offering, exercise of stock warrants, conversion of convertible debentures and sale of a portion of common stock held by KDIC, the ownership percentage of KDIC as of December 31, 2009 is 65.97%, not considering treasury stock.

The Company registered with the Securities and Exchange Commission (“SEC”) in the United States of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

Risks and uncertainties

The Korean economy is tied to and is closely affected by the global economic conditions. During the second half of 2007 and all of 2008, financial and credit markets had experienced unprecedented disruption and volatility. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets, such as those for leveraged finance, collateralized debt obligations (“CDOs”) and other structured instruments. In September and October 2008, liquidity and credit concerns and volatility in the global financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institution. These market uncertainties have resulted in market illiquidity, greater volatility, widening of credit spreads and a lack of price transparency in the global financial market. However, while the rate of deterioration of the global economy slowed in the second half of 2009 and into 2010, the overall prospects for the Korean and global economy in 2010 and beyond remain uncertain.

Moreover, the Company’s operating revenues are impacted by fluctuations in foreign currency rates as a result of its liabilities and assets denominated in foreign currencies and its holdings of trading and investment securities. Beginning in the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely.

Financial results of the Company will be adversely affected if these conditions, along with deterioration in the overall economy, should continue. The economic environment and related conditions will directly affect credit performance. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. If these conditions persist for a prolonged period, adjustments to the carrying amount of its loans and investments would be required, and such adjustments could be material to the consolidated financial statements. The degree of the impact is dependent upon the duration and severity of such conditions.

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

Unless otherwise stated herein, all references to 2007, 2008 and 2009 refer to the Company’s fiscal periods ended or the dates, December 31, 2007, December 31, 2008 and December 31, 2009, as the context requires.

Certain reclassifications have been made to previously reported amounts to conform to current presentation. These reclassifications did not have a material impact on the Company’s previously reported consolidated financial position or results of operations.

Principles of consolidation

The consolidated financial statements of the Company include the accounts of the Holding Company and its subsidiaries which are generally controlled through a majority voting interest. The consolidated financial statements also include the accounts of the VIEs for which the Company has been determined to be the primary beneficiary (see Note 10). All significant intercompany transactions and balances have been eliminated in the consolidation.

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

The Company evaluates variable interests in entities for which voting interests are not an effective means of identifying controlling financial interests. Variable interests are interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. When the Company first becomes involved with the VIE, the Company evaluates the existence of a primary beneficiary. If the results of the evaluation indicate that the Company is the primary beneficiary, the Company consolidates that entity. The Company reassesses this evaluation upon a reconsideration event of the VIE. If the evaluation indicates that an entity is no longer a VIE or that the Company is no longer its primary beneficiary, then the entity is deconsolidated. Likewise, if the result of an evaluation indicates that an entity has become a VIE or that the Company has become the primary beneficiary, the Company consolidates such VIE for the first time. The Company has significant VIEs which are not consolidated because the Company is not the primary beneficiary. These include Special Purpose Entities (“SPEs”) where the Company provides administration services and liquidity (See Note 10).

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

Other identifiable intangible assets consist primarily of exclusive contractual rights, capitalized software costs and core deposit intangibles. Exclusive contractual rights are conditional transfers of cash or other assets to the municipal governments or non-profit organizations in exchange for the exclusive contractual right of acting as a main bank for the municipal governments or non-profit organizations. Core deposit intangible reflects the estimated fair value of the acquired demand deposits and savings accounts which the Company expects to maintain for an extended period of time because of the generally stable customer relationships. Exclusive contractual rights are being amortized over their estimated useful lives ranging from 3 to 20 years and the capitalized software costs are being amortized over their estimated useful lives ranging from 3 to 5 years, using the straight-line method. The core deposit intangible assets are amortized on an accelerated basis over their estimated useful lives in proportion to the estimated run-off of depositors. The estimated periods to be benefited by the core deposit intangible assets range from 5 to 10 years. The Company does not have intangible assets with indefinite useful lives.

Goodwill impairment testing is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value (see Note 14). Other intangible assets which have finite useful lives are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is based on undiscounted cash flow projections.

Cash and cash equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents are comprised of cash on hand, cash items in the process of collection, highly liquid securities and interest-earning deposits with original maturities of three months or less at the time of purchase, other than those used for trading purposes. Cash and cash equivalents also include reserve deposits which consist mainly of deposits with the Bank of Korea (“BOK”), which is the central bank in the Republic of Korea.

Under the Bank of Korea Act, Korean banks are required to maintain certain minimum reserves on deposit with the BOK on an average balance basis for a certain period of time based on the average balance of deposits and certain other factors. There are similar reserve deposit requirements for foreign subsidiaries and branches engaged in banking businesses in foreign countries. As of December 31, 2008 and 2009, the reserve funds maintained by the Company, which were included in “Cash and cash equivalents,” were 8,867,354 million Won and 4,982,618 million Won, respectively.

Restricted cash

Restricted cash is cash upon which withdrawal restrictions are imposed primarily due to banking regulations and pledges for certain contracts. Restricted cash primarily consists of funds deposited for certain contracts such as derivatives and borrowings.

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

Securities not classified as held-to-maturity or trading are designated as available-for-sale. Available-for-sale securities include bonds obtained through private offering. Premiums and discounts for debt securities are amortized or accreted, respectively, using the effective interest rate method. Realized gains and losses on the sales of securities are determined using the specific identification method for debt securities and the moving average method for equity securities and are included in “Investment securities gain (loss), net.” Available-for-sale securities are reported at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “Accumulated other comprehensive income, net of tax.” Declines in the fair value of individual available-for-sale securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value.

As of January 1, 2009, the Company adopted the amended guidance for the recognition of other-than-temporary impairment (“OTTI”) for debt securities. The Company considers OTTI for a debt security to have occurred if one of the following conditions are met: the Company intends to sell the impaired debt security; it is more likely than not that the Company will be required to sell the impaired debt security before recovery of the security’s amortized cost basis; or the Company does not expect to recover the entire amortized cost basis of the security. The Company’s evaluation of whether it intends to sell an impaired debt security considers whether management has decided to sell the security as of the balance sheet date. The Company’s evaluation of whether it is more-likely-than-not that the Company will be required to sell an impaired debt security before recovery of the security’s amortized cost basis considers the likelihood of sales that involve legal, regulatory or operational requirements. For impaired debt securities that the Company does not intend to sell and it is not more-likely-than-not that the Company will be required to sell before recovery of the security’s amortized cost basis, the Company considers both qualitative and quantitative valuation factors to evaluate whether the Company expects to recover the entire amortized cost basis of the security and the amount of the OTTI is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in OCI. The Company considers all available information relevant to the collectability of the security, including credit enhancements, security structure, credit ratings and other relevant collateral characteristics.

For marketable equity securities, OTTI evaluations focus on whether evidence exists that supports recovery of the unrealized loss within a timeframe consistent with temporary impairment. Factors considered in this evaluation include the length of time and extent to which fair value is less than cost, the status of the security, the Company’s intent and ability to hold the security for a period of time sufficient to allow for any recovery in market value, and the conditions of the Korean and overseas economies. Management continues to closely monitor and evaluate these securities for impairment that is other than temporary. Unrealized losses for OTTI on equity securities are recognized in current period earnings under “Investment securities gain (loss), net.”

If the Company has decided to sell a specifically identified available-for-sale equity security whose fair value is less than its cost basis and the Company does not expect the fair value to recover prior to the expected time of the sale, a write-down for OTTI is recognized in earnings in the period in which the decision to sell is made.

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

Securities received by the Company under a debt restructuring or settlement are recorded at the fair value of the security at the date of restructuring or settlement. Any difference between the security’s fair value and the net carrying amount of the loan is recorded as a direct charge-off or recovery on the loan as appropriate, through the allowance for loan losses.

The Company provides equipment financing to its customers. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased property less unearned income, which is recognized using the effective interest method.

Allowance for loan and lease losses

The allowance for loan and lease losses is maintained at a level believed by management to be sufficient to absorb estimated probable losses inherent in the loan and lease portfolio. The Company’s allowance for loan and lease losses is based on management’s continuing review and evaluation of the loan and lease portfolio and is management’s best estimate of probable losses which have been incurred as of the balance sheet date. The level of the allowance is based on an evaluation of the risk characteristics of the loan and lease portfolio and considers factors such as past loss experience and the financial condition of the borrower. Increases in the allowance for loan and lease losses are charged against income in the form of a provision for loan and lease losses. Adjustments to the allowance due to changes in measurement of impaired loans and leases are recognized through the provision for loan and lease losses. Loan and lease losses, net of recoveries, are charged directly to the allowance.

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

The allowance for loan losses related to commercial loans that are not deemed to be impaired, consumer loans and credit card loans is established using the expected losses. Expected losses are the product of default probability and loss severity. The Company establishes the expected losses related to corporate loans that the Company does not deem to be impaired based on historical loss experience, which depends on the internal credit rating of the borrower, characteristics of the lending product and relevant collateral. The Company establishes the expected losses related to consumer loans and credit card balances based on historical loss experience, which depends on delinquency and collateral.

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

Assets held-for-sale

Certain assets to be disposed of are classified as held-for-sale in accordance with ASC 360-10 “Property, Plant, and Equipment.” These assets are carried at the lower of aggregate cost or market value; accordingly, a loss is recognized for any initial or subsequent write-down to fair value less estimated selling costs.

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

Derivatives and hedging activities

The Company uses various derivative instruments outside of its trading activities, including interest rate and foreign exchange swaps, futures, forwards and options, to manage the interest rate characteristics of certain assets or liabilities and to economically hedge against the effects of fluctuations in interest rates or foreign exchange rates. The Company designates a derivative as held for trading or hedging purposes when it enters into a derivative contract.

Derivatives designated as hedges must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be formally designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively at inception and on regular basis using quantitative measures of correlation.

For the years ended December 31, 2007, 2008 and 2009, the Company has only entered into fair value hedge relationships whereby the Company enter into a derivative contract, the derivative instrument is designated as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment . Changes in the fair value of the derivatives and the related hedged items are recognized currently in earnings. The Company applied fair value hedge accounting for the interest rate swap transactions that qualified for the short-cut method of hedge accounting. Since no ineffectiveness was assumed for those transactions, no ineffective portion was recognized in earnings for the years ended December 31, 2007, 2008, and 2009.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer an effective hedge; the derivative expires or is sold, terminated or exercised; or the hedge designation is removed. In these circumstances, the derivative will continue to be recorded on the balance sheet at its fair value with subsequent changes in fair value included in current earnings. For a discontinued fair value hedge, the previously hedged item is no longer adjusted for changes in fair value.

Fair value hedges are accounted for by recording the fair value of the financial derivative instrument and the change in fair value of the asset or liability being hedged on the consolidated balance sheet with the net difference, or hedge ineffectiveness, reported as fair value adjustments of financial derivatives in other non-interest expenses in the consolidated statements of income. Cash payments or receipts and related accruals during the reporting period on derivatives included in fair value hedge relationships are recorded as an adjustment to interest income on the hedged asset or liability. If a financial derivative in a fair value hedging relationship is no longer effective, de-designated from its hedging relationship or terminated, the Company discontinues fair value hedge accounting for the derivative and the hedged item. Changes in the fair value of these derivative instruments no longer designated in an accounting hedge relationship are recorded in trading revenue, net, in the consolidated statement of income. The accumulated adjustment of the carrying amount of the hedged interest-earning asset or liability is recognized in earnings as an adjustment to interest income over the expected remaining life of the asset using the effective interest method.

Cash flow hedges are accounted for by recording the fair value of the financial derivative instrument as either a freestanding asset or a freestanding liability in the consolidated balance sheet, with the effective portion of the change in fair value of the financial derivative recorded in AOCI, net of tax in the consolidated balance sheet. Amounts are then included in operating interest expense as a yield adjustment in the same period the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the financial derivative is reported as fair value adjustments of financial derivatives in other expense excluding interest in the consolidated statement of income. If it becomes probable that a hedged forecasted transaction will not occur, amounts included in AOCI related to the specific hedging instruments are reported as trading revenue, net in the consolidated statement of income. Derivative gains and losses that are not held as accounting hedges are recognized as gain (loss) on loans and securities, net in the consolidated statement of income as these derivatives do not qualify for hedge accounting. If a financial derivative ceases to be highly effective as a hedge, hedge accounting is discontinued prospectively and the financial derivative instrument continues to be recorded at fair value with changes in fair value being reported in the gain (loss) on loans and securities, net line item in the consolidated statement of income.

The majority of the Company’s derivatives do not qualify for hedge accounting despite being economic hedges, changes in the fair value of these derivatives are included in “Trading revenue, net.” Certain types of the Company’s hedge relationships have qualified as hedges under the short-cut method. The short-cut method assumes no ineffectiveness in a hedging relationship involving an interest rate swap and an interest-bearing asset or liability. The changes in the fair value of the derivatives and the changes in the fair value of the hedged item attributable to the risk being hedged will be completely offset at the hedge’s inception and on an on-going basis. Under the short-cut method, among other requirements, the critical terms of the derivative instrument and the hedged item should be initially the same and subsequently stay the same throughout the hedge’s life and such needs to be documented to support the ongoing application of hedge accounting.

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

Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or by other accounting guidance. ASC 820 “Fair Value Measurements and Disclosures” requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the

Company’s market assumptions. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

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

The fair value of financial instruments and the methods and assumptions used in estimating fair value amounts are detailed in Note 32.

Income taxes

The Company accounts for income taxes in accordance with ASC 740 “Accounting for Income Taxes” as interpreted by the Financial Accounting Standard Board (“FASB”), which prescribe two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

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

With respect to net operating loss (“NOL”) carryforwards and differences between the assigned values and the tax bases of the assets and liabilities in entities acquired by KDIC, the utilization of pre-acquisition NOL carryforwards and deductible temporary differences (by eliminating valuation allowance) resulted in the reduction of the deficit equity recorded at the time of acquisition.

The Company adopted ASC 740-10, “Accounting for Uncertainty in Income Taxes,” on January 1, 2007, which sets out a consistent framework to determine the appropriate level of tax reserve for uncertain tax positions. The Company uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured as the highest tax benefit which is greater than 50% likely to be realized. The difference between the benefit recognized for a position in accordance with ASC 740-10 and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

The adoption of ASC 740-10 resulted in an increase in the beginning balance of retained earnings as of January 1, 2007 of 75,266 million Won and a decrease in net income in 2007 of 39,092 million Won. Additionally, in connection with the adoption of ASC 740-10, the Company elected to classify interest and penalties related to tax positions as a component of income tax expense. See Note 29 to the consolidated financial statements for further details of the Company’s provision and related income tax assets and liabilities.

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

Transfer of financial assets

The Company records a transfer of financial assets as a sale when it surrenders control over those financial assets to the extent that consideration other than beneficial interests in the transferred asset is received in exchange. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. The Company considers control surrendered when all conditions prescribed by ASC 860 “Transfers and Servicing” are met. Those conditions focus on whether the transferred financial assets are isolated beyond the reach of the Company and its creditors, the constraints on the transferee or beneficial interest holders, and the Company’s rights and obligations to reacquire transferred financial assets. As appropriate, the Company obtains legal opinions supporting the conclusion that any transferred financial assets are isolated beyond the reach of the Company and its creditors.

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

The Company carries the amount paid under resale agreements accounted for as secured lending transactions and the amount received under repurchase agreements accounted for as secured borrowings transactions on its balance sheet. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as interest income and interest expense, respectively.

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

Foreign currency transactions executed by domestic Korean entities are accounted for at the exchange rates prevailing on the related transaction dates. Assets and liabilities denominated in foreign currencies are recorded and reported in the accompanying consolidated balance sheets using the period-end exchange rates. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income except for gains and losses arising from the translation of available-for-sale securities, which are recorded as a component of “Accumulated other comprehensive income, net of tax.”

United States dollar amounts

The Company operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar,” “US$”) amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in U.S. dollars at the rate of 1,163.65 Won to US$1.00, the noon buying exchange rate in effect on December 31, 2009 as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. dollars should not be construed as representations that the Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

2.	Recent Accounting Standards

FASB Accounting Standards Codification (ASC 105)

In July 2009, the FASB issued the FASB Accounting Standards Codification (“Codification” or “ASC”), which became the single source of authoritative U.S. generally accepted accounting principles. Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Company adopted the Codification, as required, for annual periods ending after September 15, 2009. As a result, references to accounting literature contained in our financial disclosures have been updated to reflect the new ASC structure.

Fair value measurements and Disclosures (ASC 820)

In September 2006, the FASB issued enhanced guidance for using fair value to measure assets and liabilities by establishing a common definition of fair value, providing a framework for measuring fair value under GAAP, and expanding the disclosure requirements about fair value measurements. In February 2008, the FASB deferred the adoption of such guidance for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. We adopted the fair value guidance for nonfinancial assets and nonfinancial liabilities on January 1, 2009 with no material impact to our consolidated financial statements.

Business Combinations (ASC 805)

In December 2007, the FASB issued amended accounting standard related to business combinations, which applies to all transactions or other events in which an entity obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration. The standard requires, with limited exceptions, the acquirer in a business combination to recognize 100% of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, in partial acquisitions, when control is obtained, the standard requires that the acquiring company measure and record all of the target’s assets and liabilities, including goodwill, at fair value as if the entire target company had been acquired. The Company adopted the standard on January 1, 2009. The adoption did not affect the Company’s financial condition, results of operations or cash flows, but may have an effect on accounting for future business combinations.

Noncontrolling Interests in Consolidated Financial Statements (ASC 810)

In December 2007, the FASB issued an amended accounting standard related to noncontrolling interests in consolidated financial statements, which applies to all entities that prepare consolidated financial statements, except for not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries. The standard requires that ownership interests in consolidated subsidiaries held by parties other than the parent be accounted for and presented as equity, rather than as a liability or mezzanine caption and changes in the parent’s ownership interest while the parent retains its controlling financial interest in its subsidiaries be accounted for as equity transactions. The Company adopted the standard on January 1, 2009. As a result, the amount of 340,830 million Won of noncontrolling interest as of December 31, 2008 was reclassified from the mezzanine caption to equity.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (ASC 860)

In February 2008, the FASB issued guidance that applies to repurchase agreements relating to previously transferred financial assets between the same counterparties that are entered into contemporaneously with, or in contemplation of, the initial transfer (“repurchase financings”). The Company adopted this guidance on January 1, 2009. The adoption did not affect the Company’s financial condition, results of operations or cash flows.

Disclosures about Derivative Instruments and Hedging Activities (ASC 815)

In March 2008, the FASB amended the disclosure requirements for derivative instruments and hedging activities. The amendments became effective on January 1, 2009 for the Company. The Company’s disclosures about derivative instruments and hedging activities in Note 33—Accounting for Derivative Instruments and Hedging Activities reflect the adoption of the amended disclosure requirements.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820)

In April 2009, the FASB amended the fair value measurements accounting guidance to provide additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. The amended accounting guidance also included guidance on identifying circumstances that indicate a transaction is not orderly. The Company adopted this amended accounting guidance on January 1, 2009. The Company’s adoption of this guidance did not have a material impact on its financial condition, results of operations or cash flows.

Recognition and Presentation of Other-Than-Temporary Impairments (ASC 320)

In April 2009, the FASB amended the other-than-temporary impairment guidance in GAAP for debt securities and the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than temporary impairments of equity securities. The Company adopted this amended standard on January 1, 2009. As a result of the adoption, the Company recognized 4,972 million Won increase, after-tax, to beginning retained earnings and a corresponding offset in accumulated other comprehensive loss on the consolidated balance sheet as of January 1, 2009. For additional information regarding the adoption of this amended standard, see Note 8.

Subsequent events (ASC 855)

In May 2009, the FASB issued guidance that established general standards for accounting and disclosure of events that occur after the balance sheet date and before the financial statements are issued or are available to be issued. This guidance was effective on a prospective basis for annual financial periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Company’s financial condition, results of operations or cash flows. In February 2010, however, the FASB amended the disclosure guidance for subsequent events. The amendments (a) require an SEC filer to evaluate subsequent events through the date the financial statements are filed with the SEC, (b) add the definitions of an SEC filer and revised financial statements, (c) no longer require that an SEC filer disclose the date through which subsequent events have been reviewed, and (d) remove the definition of a public entity. The Company adopted the amendments upon issuance with no material impact to the Company’s financial statements.

Consolidation of Variable Interest Entities (ASC 810)

In June 2009, the FASB amended the accounting and disclosure guidance for the consolidation of variable interest entities. The amended accounting guidance requires the reconsideration of previous conclusions related to the consolidation of variable interest entities, including whether an entity is a variable interest entity and whether the Company is the variable interest entity’s primary beneficiary. The amended accounting guidance carries forward the scope of the previous accounting guidance for the consolidation of variable interest entities with the addition of entities previously considered QSPEs. The amended accounting and disclosure guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009, or January 1, 2010 for the Company. The Company’s reconsideration of previous conclusions related to the consolidation of variable interest entities will not result in the consolidation of additional entities as of January 1, 2010. Beginning on January 1, 2010, the Company’s assessment of whether it is a variable interest entity’s primary beneficiary will be ongoing and will consider changes in facts and circumstances related to the variable interest entities.

Fair value measurements and Disclosures- Measuring Liabilities at Fair Value (ASC 820)

In August 2009, the FASB amended the fair value measurements accounting guidance for measuring the fair value of liabilities. The amended accounting guidance clarifies that the quoted price for an identical liability, when traded as an asset in an active market, is also a Level 1 measurement for that liability when no adjustment to the quoted price is required. In the absence of a Level 1 measurement, the amended accounting guidance clarifies that the Company must use a valuation technique that uses a quoted price or a valuation technique based on the amount the Company would pay to transfer the identical liability or receive to enter into an identical liability. The amended accounting guidance was effective in the fourth quarter 2009 with adoption applied prospectively. The Company’s adoption of the amended fair value measurements accounting guidance for measuring the fair value of liabilities did not have an impact on its financial condition, results of operations or cash flows.

Investments in Certain Entities that Calculate Net Asset Value per Share (ASU 2009-12)

In September 2009, the FASB issued ASU 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)” (ASU 2009-12), an update to ASC 820—Fair Value Measurements and Disclosures. ASU 2009-12 is applicable to an investment that has the attributes defined by ASC 946, Financial Services—Investment Companies, but does not have a readily determinable fair value. For those investments that are within its scope, this guidance permits, as a practical expedient, an entity to measure the fair value of an investment using net asset value (NAV) per share of the investment. This guidance is effective for the first interim or annual reporting period ending after December 15, 2009 or December 31, 2009 for the Company. The adoption of the guidance did not have a material impact on the Company’s financial condition, results of operations or cash flows.

Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements (ASC 820)

In January 2010, the FASB amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The amended disclosure guidance related to disclosures about purchases, sales, issuances and settlements of Level 3 instruments will be effective for fiscal years beginning after December 15, 2010, or January 1, 2011 for the Company. The remaining amended disclosure guidance will be effective for annual reporting periods beginning after December 31, 2009, or January 1, 2010 for the Company. The amended disclosure guidance is not expected to materially impact our current fair value disclosures.

Consolidation—Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification (ASC 810)

In January 2010, the FASB amended the accounting and disclosure guidance related to entities that experience a decrease in ownership in a subsidiary that is a business or nonprofit activity and entities that exchange a group of assets that constitute a business or nonprofit activity for an equity interest in another entity. The amended accounting and disclosure guidance clarifies, but does not necessarily change, the scope of current consolidation guidance. As the Company is currently applying the previously amended consolidation guidance, this amended accounting and disclosure guidance became effective in the first interim and annual period ending after December 15, 2009, or December 31, 2009 for the Company. The Company’s adoption of this guidance did not impact its financial condition, results of operations or cash flows.

ASU 2010-11, Scope Exception Related to Embedded Credit Derivatives (ASC 815)

In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to Embedded Credit Derivatives” (ASC 815). The ASU clarifies that certain embedded derivatives, such as those contained in certain securitizations, CDOs and structured notes, should be considered embedded credit derivatives subject to potential bifurcation and separated fair value accounting. The ASU 2010-11 allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition. The new accounting guidance is effective July 1,2010. The Company does not expect the new accounting guidance to have a material impact on the Company’s financial condition, results of operations or cash flows.

ASU 2010-18, Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset (ASC 310)

In April 2010, the FASB issued ASU 2010-18, “Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset” (ASC 310). The ASU improves comparability by eliminating diversity in practice about the treatment of modifications of loans accounted for within pools under Subtopic 310-30 of the Codification. Furthermore, the ASU clarifies guidance about maintaining the integrity of a pool as the unit of accounting for acquired loans with credit deterioration. The new accounting guidance is effective for modifications of loans accounted for within pools under the subtopic 310-30 of the Codification occurring in the first interim or annual period ending on or after July 15, 2010, or December 31, 2010 for the Company. The Company does not expect the new accounting guidance to have a material impact on the Company’s financial condition, results of operations or cash flows.

3.	Business Developments

Acquisition of Kumho Investment Bank Co., Ltd.

On June 26, 2007, Woori PEF completed its acquisition of Kumho Investment Bank Co., Ltd. (“Kumho Investment Bank”), a merchant banking company operating 3 branches in Korea. Under the terms of the agreement, Woori PEF subscribed to 100% of the issuance of 7,100,000 shares, 41.43% of the total shares of Kumho Investment Bank stock at 8,920 Won per share. The total cost of the acquisition was 63,332 million Won. In connection with the acquisition, the Company recorded core deposit intangibles and goodwill amounting to 600 million Won and 11,431 million Won, respectively.

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

Establishments in 2007

On October 26, 2007, Woori Bank established Woori Bank China Limited (“Woori Bank China”) to engage in deposit taking, lending, private banking services, and credit card services in order to expand its presence in China and its share of the global market. As of December 31, 2009, Woori Bank China’s common stock, which is wholly owned by Woori Bank, amounted to 360,571 million Won (2,400 million RMB).

On December 28, 2007, Woori Bank established Zao Woori Bank Russia Limited (“Zao Bank”) to engage in deposit taking, lending, remittance and export—import banking in order to expand its presence in Russia and its share of the global market. As of December 31, 2009, Zao Bank’s common stock, which is wholly owned by Woori Bank, amounted to 23,838 million Won (500 million RUB).

Acquisition of Woori Aviva Life Insurance Co., Ltd.

On April 4, 2008, the Holding Company completed its acquisition of Woori Aviva Life Insurance Co., Ltd. (“Woori Aviva”) in accordance with a memorandum of understanding with Aviva International Holdings Limited (“Aviva”). Under the terms of the stock purchase contract, the Holding Company acquired 3,060,000 shares, or 51% of the outstanding shares, for 76,335 million Won and Aviva acquired 2,438,757 shares, or 40.65%. Woori Aviva is operating 42 domestic branches and 141 agencies as of December 31, 2009.

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

4.	Restricted Cash

The following table presents the restricted cash as of December 31:

	Korean Won (in millions)
	2008	2009

Deposits related to derivatives contracts	2,760,065	574,287
Deposits for guarantee of payment for secured borrowings	315	2,008
Other	459	12,055

Total restricted cash	2,760,839	588,350

The deposits related to derivatives contracts are generally restricted until the related derivatives contracts expire. Also, the Company made deposits as collateral for senior collateralized bond obligations.

5.	Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following as of December 31:

	Korean Won (in millions)
	2008	2009

Call loans(1)	1,452,553	4,666,137
Securities purchased under resale agreements	2,239,731	1,858,270

Total	3,692,284	6,524,407

(1)	Call loans are short-term lending among banks and financial institutions, with maturities of 90 days or less for call loans in Won currency and 30 days or less for call loans in foreign currencies. Typically, call loans have maturities of one day.

6.	Trading Assets and Liabilities

The following table presents trading assets and liabilities as of December 31:

	Korean Won (in millions)
	2008	2009

Trading assets:
Debt securities
Korean treasury and government agencies	2,676,853	3,380,238
Corporate	2,886,635	4,666,957
Financial institutions	798,511	891,027
Asset-backed securities(1)	2,136,536	727,977
Equity securities	224,386	379,247
Beneficiary certificates(2)	124,483	45,423

Total debt and equity instruments	8,847,404	10,090,869

Foreign exchange spot contracts	3,378	1,373
Derivative instruments
Foreign currency derivatives	8,429,593	2,798,747
Interest rate derivatives	2,016,555	1,240,545
Equity derivatives	50,136	54,426
Commodity derivatives	345,949	39,319
Other derivatives	123,824	—

Total derivative instruments and foreign exchange spot contracts	10,969,435	4,134,410

Total trading assets	19,816,839	14,225,279

Trading liabilities:
Foreign exchange spot contracts	4,165	2,705
Derivative instruments
Foreign currency derivatives	7,894,971	2,152,913
Interest rate derivatives	2,048,865	1,287,285
Credit derivatives	484,133	192,265
Equity derivatives	400,950	453,885
Commodity derivatives	329,557	42,188
Other derivatives	123,132	—

Total trading liabilities	11,285,773	4,131,241

(1)	Asset-backed securities whose value and income payments are mainly derived from and collateralized by a specific pool of underlying assets such as loans collateralized by real estate or automobiles, credit card loans, mortgage loans, loans to constructions and various type of loans.
(2)	Beneficiary certificates are beneficial interests in an investment pool in the form of certificates.

7.	Trading Revenue, Net

The following table presents net trading related revenue for the years ended December 31:

	Korean Won (in millions)
	2007	2008	2009

Debt securities	(46,554)	111,718	(94,512)
Equity securities	65,023	(119,177)	95,841
Beneficiary certificates	(17,814)	4,173	7,854
FX transactions	241,139	1,295,512	874,750
Derivative instruments	(226,666)	(1,740,564)	(606,619)

Total net trading related revenue (losses)	15,128	(448,338)	277,314

For the years ended December 31, 2007, 2008 and 2009, net unrealized holding gains (losses) on trading securities of (31,732) million Won, 105,434 million Won and (41,292) million Won, respectively, were included in “Trading revenue, net.”

8.	Investment Securities

As of December 31, 2008, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gain	loss	value

Available-for-sale securities:
Debt securities
Korean treasury and government agencies	8,735,445	195,745	(26)	8,931,164
Corporate	5,784,280	128,505	(73,316)	5,839,469
Financial institutions	3,905,846	80,530	(17,391)	3,968,985
Asset-backed securities(1)	2,084,219	3,835	(972)	2,087,082
Foreign governments	70,126	254	—	70,380
Equity securities	598,222	426,988	(37,733)	987,477
Beneficiary certificates(2)	1,503,954	30,571	(13,221)	1,521,304

Total available-for-sale securities	22,682,092	866,428	(142,659)	23,405,861

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	6,977,492	145,001	(2,412)	7,120,081
Corporate	118,575	690	(3,309)	115,956
Financial institutions	2,334,854	14,088	(8,239)	2,340,703
Asset-backed securities(1)	80,867	220	(4)	81,083
Foreign governments	99,767	207	—	99,974

Total held-to-maturity securities	9,611,555	160,206	(13,964)	9,757,797

(1)	Asset-backed securities whose value and income payments are mainly derived from and collateralized by a specific pool of underlying assets such as loans collateralized by real estate or automobiles, credit card loans, mortgage loans, loans to constructions and various type of loans.
(2)	Beneficiary certificates are beneficial interests in an investment pool in the form of certificates.

As of December 31, 2009, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gain	loss	Fair value

Available-for-sale securities:
Debt securities
Korean treasury and government agencies	4,360,512	13,354	(25,966)	4,347,900
Corporate	6,788,730	245,485	(74,177)	6,960,038
Financial institutions	2,262,118	14,435	(11,292)	2,265,261
Asset-backed securities(1)	765,753	80,577	(7,841)	838,489
Foreign governments	73,563	111	(88)	73,586
Equity securities	129,293	244,761	(6,288)	367,766
Beneficiary certificates(2)	1,181,386	49,906	(25,066)	1,206,226

Total available-for-sale securities	15,561,355	648,629	(150,718)	16,059,266

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	11,502,132	49,809	(31,747)	11,520,194
Corporate	1,357,748	14,503	(2,901)	1,369,350
Financial institutions	2,502,664	15,224	(2,395)	2,515,493
Asset-backed securities(1)	491,179	4,398	(52)	495,525
Foreign governments	120,041	88	—	120,129

Total held-to-maturity securities	15,973,764	84,022	(37,095)	16,020,691

(1)	Asset-backed securities whose value and income payments are mainly derived from and collateralized by a specific pool of underlying assets such as loans collateralized by real estate or automobiles, credit card loans, mortgage loans, loans to constructions and various type of loans.
(2)	Beneficiary certificates are beneficial interests in an investment pool in the form of certificates.

The Bank of Korea (“BOK”), the Korea Development Bank (“KDB”), and Korea Asset Management Corporation (“KAMCO”) are financial institutions owned and controlled by the Korean government. Monetary Stabilization Bonds were issued by BOK and included in Korean treasury and government agencies, and Industrial Financial Debentures were issued by KDB and were included in financial institutions. Non-Performing Assets (“NPA”) Management Fund Bonds, issued by KAMCO were included in Korean treasury and government agencies. Monetary Stabilization Bonds, Industrial Financial Debentures and NPA Management Fund Bonds as of December 31, 2008 and 2009 are summarized below:

	Korean Won (in millions)
	2008		2009
	Amortized cost	Fair value	Amortized cost	Fair value

Monetary Stabilization Bonds
Trading securities	369,869	378,256	822,292	818,290
Available-for-sale securities	3,861,735	3,911,194	1,543,027	1,545,954
Held-to-maturity securities	4,140,114	4,243,257	8,926,589	8,946,371

Total	8,371,718	8,532,707	11,291,908	11,310,615

Industrial Financial Debentures
Trading securities	9,724	10,057	—	—
Available-for-sale securities	546,049	558,568	116,013	117,786
Held-to-maturity securities	489,834	492,032	110,119	110,372

Total	1,045,607	1,060,657	226,132	228,158

NPA Management Fund Bonds
Available-for-sale securities	10,353	10,533	20,276	20,789
Held-to-maturity securities	10,000	10,550	10,228	10,321

Total	20,353	21,083	30,504	31,110

For the years ended December 31, 2007, 2008 and 2009, the Company recognized impairment losses of 652,513 million Won, 591,530 million Won and 234,825 million Won, respectively, on available-for-sale securities and held-to-maturity securities, where decreases in values were deemed to be other-than-temporary. Of the impairment losses recorded for the years ended December 31, 2007, 2008 and 2009, 31,589 million Won, 83,040 million Won and 48,790 million Won of impairment losses on equity securities and beneficiary certificates were included in “Investment securities gain (loss), net.”

Since 2008, there has been a decline in the fair value of the Company’s asset-backed securities portfolio, specifically U.S. CDOs, as a result of deteriorating conditions in the U.S. subprime/credit market. Accordingly, the Company wrote down 331,608 million Won and 14,490 million Won of U.S. CDOs and charged the losses to current operations in 2008 and 2009, respectively, as the Company considered the losses to be other-than-temporary. As a result, the carrying amount of the Company’s investment in U.S. CDOs was 108,002 million Won and 103,692 million Won as of December 31, 2008 and 2009, respectively. These instruments were valued using pricing models and discounted cash flow methodologies incorporating assumptions that, in management’s judgment, reflect the assumptions a marketplace participant would have used at December 31, 2008 and 2009. In the most liquid markets, readily available or observable prices are used in valuing asset-backed securities. In less liquid markets, such as those that we encountered in 2008, the lack of these prices necessitates the use of other available information and modeling techniques to approximate the fair value for certain of these securities.

The markets for these U.S. CDOs remain illiquid and as a result, valuation of these securities is complex and involves the use of quantitative modeling and management judgment. Valuation of these exposures will also continue to be impacted by external market factors, including default rates, rating agency actions, and the prices at which observable market transactions occur. Our ability to mitigate our risk by selling or hedging our exposures is also limited by the market environment. Our future results may continue to be impacted by these positions.

Effective January 1, 2009, the Company adopted the amended standard for the recognition and presentation of OTTI for debt securities. The Company assessed whether it intends to sell, or whether it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis. For debt securities that are considered other-than-temporarily impaired and that the Company does not intend to sell and will not be required to sell prior to recovery of its amortized cost basis, the Company determines the amount of the impairment that is related to credit and the amount due to all other factors. The credit loss component is the difference between the security’s amortized cost basis and the present value of its expected future cash flows and is recognized in earnings. The noncredit loss component is the difference between the present value of its expected future cash flows and the fair value and is recognized through other comprehensive income (loss).

An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses that are determined to be temporary in nature are recorded, net of tax, in AOCI for AFS securities, while such losses related to HTM securities are not recorded, as these investments are carried at their amortized cost.

For equity securities, management considers various factors, including its intent and ability to hold the equity security for a period of time sufficient for recovery to amortized cost. Where management lacks that intent or ability, the security’s decline in fair value is deemed to be other than temporary and is recorded in earnings. AFS equity securities deemed other-than-temporarily impaired are written down to fair value, with the full difference between fair value and amortized cost recognized in earnings.

For debt securities that are not deemed to be credit impaired, management assesses whether it intends to sell or whether it is more-likely-than-not that it would be required to sell the investment before the expected recovery of the amortized cost basis. In most cases, management has asserted that it has no intent to sell and that it believes it is not likely to be required to sell the investment before recovery of its amortized cost basis. Where such an assertion has not been made, the security’s decline in fair value is deemed to be other than temporary and is recorded in earnings.

For debt securities, a critical component of the evaluation for other-than-temporary impairments is the identification of credit impaired securities, where management does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the security. For securities purchased and classified as AFS with the expectation of receiving full principal and interest cash flows, this analysis considers the likelihood of receiving all contractual principal and interest.

The total number of debt security positions in the investment portfolio that were in an unrealized loss position at December 31, 2009 was 372 for available-for-sale securities and 170 for held-to-maturity securities.

The following table presents a roll-forward of the credit loss component of OTTI losses that were recognized in income for the year ended December 31, 2009.

Korean Won
(in millions)

Balance, beginning of period	—
Credit loss component on previously impaired securities(1)	1,122,909
Credit impairment recognized in earnings on securities	186,035
Reductions due to sales of credit impaired securities sold or maturities	(675,555)

Balance, end of period	633,389

(1)	As of January 1, 2009, the Company had securities 1,129,855 million Won of other-than-temporary impairment previously recognized in earnings of which 1,122,909 million Won represented the credit component and 6,946 (or 4,972, net of tax) million Won represented the noncredit component which was reclassified to OCI through a cumulative effect transition adjustment.

The following table presents unrealized losses and fair values of available-for-sale and held-to-maturity securities at December 31, 2008 for which impairment has not been recognized. These securities are segregated between investments that have been in a continuous unrealized loss position for less than twelve months and equal to or greater than twelve months.

	Korean Won (in millions)
			Unrealized loss position
	Unrealized loss position		equal to or greater
	less than 12 months		than 12 months		Total
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
	loss	value	loss	value	loss	value

Available-for-sale:
Debt securities
Korean treasury and government agencies	(26)	19,974	—	—	(26)	19,974
Corporate	(73,316)	2,992,833	—	—	(73,316)	2,992,833
Financial institutions	(17,391)	172,302	—	—	(17,391)	172,302
Asset-backed securities	(972)	632,122	—	—	(972)	632,122

Sub total	(91,705)	3,817,231	—	—	(91,705)	3,817,231
Equity securities	(37,733)	336,239	—	—	(37,733)	336,239
Beneficiary certificates	(13,221)	130,338	—	—	(13,221)	130,338

Total	(142,659)	4,283,808	—	—	(142,659)	4,283,808

Held-to-maturity:
Debt securities
Korean treasury and government agencies	(2,374)	276,229	(38)	20,048	(2,412)	296,277
Corporate	(3,309)	68,277	—	—	(3,309)	68,277
Financial institutions	(3,513)	358,702	(4,726)	186,234	(8,239)	544,936
Asset-backed securities	(4)	19,996	—	—	(4)	19,996

Total	(9,200)	723,204	(4,764)	206,282	(13,964)	929,486

The following table presents unrealized losses and fair values of available-for-sale and held-to-maturity securities at December 31, 2009 for which impairment has not been recognized. These securities are segregated between investments that have been in a continuous unrealized loss position for less than twelve months and equal to or greater than twelve months.

	Korean Won (in millions)
			Unrealized loss position
	Unrealized loss position		equal to or greater
	less than 12 months		than 12 months		Total
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
	loss	value	loss	value	loss	value

Available-for-sale:
Debt securities
Korean treasury and government agencies	(24,428)	3,001,972	(1,538)	305,906	(25,966)	3,307,878
Corporate	(53,505)	1,303,243	(20,672)	272,590	(74,177)	1,575,833
Financial institutions	(10,701)	1,092,507	(591)	4,014	(11,292)	1,096,521
Asset-backed securities	(7,836)	331,465	(5)	447	(7,841)	331,912
Foreign governments	(24)	17,509	(64)	23,299	(88)	40,808

Sub total	(96,494)	5,746,696	(22,870)	606,256	(119,364)	6,352,952
Equity securities	(6,249)	87,862	(39)	2,317	(6,288)	90,179
Beneficiary certificates	(12,967)	114,878	(12,099)	102,793	(25,066)	217,671

Total	(115,710)	5,949,436	(35,008)	711,366	(150,718)	6,660,802

Held-to-maturity:
Debt securities
Korean treasury and government agencies	(31,504)	5,896,180	(243)	148,444	(31,747)	6,044,624
Corporate	(2,676)	358,710	(225)	55,810	(2,901)	414,520
Financial institutions	(1,725)	523,057	(670)	142,512	(2,395)	665,569
Asset-backed securities	(52)	29,948	—	—	(52)	29,948

Total	(35,957)	6,807,895	(1,138)	346,766	(37,095)	7,154,661

During the year ended December 31, 2007, the Company disposed of 13,244,159 shares of LG Card Co., Ltd., accounted for as available-for-sale securities. With respect to the sale of this investment, the Company recognized a gain on disposal of investments amounting to 616,097 million Won, and recorded the amount as “Investment securities gain, net” in the consolidated income statements

For the years ended December 31, 2007, 2008 and 2009, proceeds from sales of available-for-sale securities amounted to 17,314,478 million Won, 12,284,279 million Won and 38,502,213 million Won, respectively. For the years ended December 31, 2007, 2008 and 2009, the gross realized gains amounted to 759,697 million Won, 145,699 million Won and 1,072,763 million Won, respectively, and the gross realized losses amounted to 3,824 million Won, 14,402 million Won and 316,090 million Won, respectively.

The amortized cost and estimated fair value of the Company’s available-for-sale debt securities and held-to-maturity debt securities as of December 31, 2009 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Korean Won (in millions)
	Available-for-sale securities		Held-to-maturity securities
	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in one year or less	6,018,315	6,102,843	7,875,446	7,919,875
Due after one year through five years	4,801,771	4,914,680	7,658,651	7,655,460
Due after five years through ten years	1,362,068	1,376,266	70,283	72,727
Due after ten years	2,068,521	2,091,485	369,384	372,630

Total	14,250,675	14,485,274	15,973,764	16,020,692

As discussed in Note 1, certain Woori Subsidiaries issued common shares to KDIC in exchange for KDIC bonds. Woori Subsidiaries have also purchased additional KDIC bonds for trading purposes. The KDIC bonds have readily determinable market prices and their use by the Company is not restricted. The details of KDIC bonds as of December 31, 2008 and 2009 are summarized below:

	Korean Won (in millions)
		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gain	loss	Fair value

As of December 31, 2008:
Trading securities	9,614	733	—	10,347
Available-for-sale securities	39,570	1,246	—	40,816
Held-to-maturity securities	488,998	4,479	(109)	493,368

Total KDIC bonds	538,182	6,458	(109)	544,531

As of December 31, 2009:
Trading securities	20,618	—	(225)	20,393
Available-for-sale securities	91,007	623	(494)	91,136
Held-to-maturity securities	289,592	3,397	(348)	292,641

Total KDIC bonds	401,217	4,020	(1,067)	404,170

Gross unrealized gains and losses on trading securities are included in “Trading revenue, net.”

Interest income from KDIC bonds for the years ended December 31, 2007, 2008 and 2009 was as follows:

	Korean Won (in millions)
	2007	2008	2009

Interest income:
Trading securities	1,371	747	893
Available-for-sale securities	60,657	2,079	6,424
Held-to-maturity securities	43,275	20,358	16,613

Total interest income	105,303	23,184	23,930

Carrying values of securities pledged in relation to repurchase agreements, borrowing transactions, margin for futures contracts and asset securitizations as of December 31, 2008, and 2009 were 9,591,521 million Won and 8,910,211 million Won, respectively (see Note 34).

9.	Other Investment Assets

The following table presents other investment assets as of December 31:

	Accounting	Korean Won (in millions)
	method used	2008	2009

Investments in affiliates	Equity method	1,335,527	1,471,899
Restricted stocks	Cost method	215,857	149,576
Non-marketable equity securities	Cost method	846,042	943,293
Investments in limited partnerships	Cost method	19,781	391

Total other investment assets		2,417,207	2,565,159

Investments in affiliates are investments in which the Company has significant influence over the operations and financial policies of the investee, and are accounted for under the equity method. Investments in affiliates include investments in limited partnerships if the limited partnership interest is greater than 3% to 5%. Under the equity method, the Company records its equity ownership share of the net income or loss of the investee in “Investment securities gain, net.” As of December 31, 2008 and 2009, the carrying amount of the investment in Woori Investments & Securities for which a quoted market price is available, was 724,610 million Won and 799,270 million Won, respectively. The market value of this investment was 581,379 million Won and 771,311 million Won, respectively.

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

The aggregate cost of the Company’s cost method investments totaled 1,081,680 million Won and 1,093,260 million Won as of December 31, 2008 and 2009, respectively. The Company did not estimate the fair value for the investments of 91,559 million Won and 391 million Won as of December 31, 2008 and 2009, respectively, because the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments. Of the remaining 990,121 million Won and 1,092,869 million Won of investments as of December 31, 2008 and 2009, the Company estimated that the fair value exceeded the cost of investments with an aggregate cost of 939,641 million Won and 1,004,631 million Won, respectively. The remaining 50,480 million Won and 88,238 million Won of cost method investments as of December 31, 2008 and 2009, respectively, were evaluated for impairment and the Company recorded impairment losses on these investments which the Company considered to be other-than-temporary.

For the years ended December 31, 2007, 2008 and 2009, the Company recognized impairment losses of 29,213 million Won, 53,657 million Won and 63,443 million Won, respectively, on other investment assets, where decreases in values were deemed to be other-than-temporary.

10.	Securitization of Loans and Variable Interest Entities

Securitization of loans

For the years ended December 31, 2007, 2008 and 2009, the Company securitized loans with an aggregate principal balance of 349,397 million Won, 142,181 million Won and 924,765 million Won, respectively, and retained certain interests in those loans. In connection with these transactions, the Company received 289,518 million Won, 116,644 million Won and 673,860 million Won for the years ended December 31, 2007, 2008 and 2009, respectively, as consideration. The Company recognized 17,433 million Won, 3,612 million Won and 28,311 million Won of gains resulting from the sale of loans in securitizations for the years ended December 31, 2007, 2008 and 2009, respectively. The Company also received fee income of 1,161 million Won, 365 million Won and 855 million Won for providing asset management services for the years ended December 31, 2007, 2008 and 2009, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of securitization during the years ended December 31, 2008 and 2009 were as follows:

	2008	2009

Collection ratio	60.71 - 62.40%	60.91 - 65.45%
Weighted average life	1.32 - 1.36 years	1.07 - 2.26 years
Weighted average discount rate	13.07 - 13.16%	9.62 - 12.87%

The Company holds retained interests in securitized financial assets through investments in bonds issued by securitization vehicles and common shares of such vehicles. The investments in bonds are classified as held-to-maturity securities and the investments in common shares are accounted for using the equity method. The Company determines the fair value of the retained interests using the present value of future cash flows taking into consideration the priority of payments. The aggregate amounts of bonds and equity investments that the Company holds as retained interests in the assets securitized are 51,196 million Won and 141,403 million Won, and 41,384 million Won and 47,573 million Won as of December 31, 2008 and 2009, respectively.

As of December 31, 2009, the key economic assumptions in subsequently measuring the fair value of aggregate retained interests in the assets securitized, which totaled 188,976 million Won, and the sensitivity of the current fair value of residual cash flows to 10% and 20% adverse changes in those assumptions are summarized as follows:

		Korean Won (in millions)
	Key assumptions	10%	20%

Adverse change in collection ratio	47.93 - 78.89%	(35,753)	(71,507)
Adverse change in weighted average life	0.19 - 1.33	(5,941)	(11,710)
Adverse change in weighted discount rate	6.17 - 13.55%	(5,489)	(10,690)

The amount of the net charge-offs recognized subsequent to securitization during the years ended December 31, 2007, 2008 and 2009 were 115,633 million Won, 273,542 million Won and 67,296 million Won, respectively. Of 314,732 million Won and 623,719 million Won of the principal balance of loans securitized and outstanding, 314,732 million Won and 623,719 million Won were considered to be delinquent as of December 31, 2008 and 2009, respectively.

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

Variable Interest Entities (“VIE”)

In the normal course of its business, the Company has involvement with various entities, which may be deemed to be VIEs, such as SPEs created for asset-backed securitizations of non-performing assets, guaranteed trust accounts, and investment equity funds (see Notes 37 and 39). VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest.

These VIEs are consolidated by its primary beneficiary that, through its variable interest, absorbs the majority of the economic risks and rewards of VIEs. A variable interest is a contractual, ownership or other interest that changes with changes in the fair value of the VIEs’ net assets. Consolidation of VIEs is based on expected losses and residual returns. To determine whether it must consolidate a VIE, a variety of qualitative and quantitative assumptions are used to estimate projected cash flows and to determine which parties will absorb expected losses and expected residual returns.

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

The Company utilizes SPEs to securitize non-performing loans. The Company transfers loans to the SPEs which in turn issue asset backed securities collateralized by the transferred loans. In these securitizations, various classes of debt securities are issued to the Company or to third parties, and the SPEs have mainly issued subordinated notes to the Company, the asset transferor. The subordinated notes are designed to absorb the expected variability associated with the credit risk in the SPEs’ assets. These SPEs are deemed to be VIEs and are generally consolidated as the Company is the primary beneficiary when the Company holds the majority of the subordinated notes issued by the VIEs. As a result, the assets of consolidated VIEs serve as collateral for the obligations of the VIEs. The Company does not consolidate the VIEs when its expected loss analysis indicates that third parties that hold the subordinated notes absorb the majority of the variability of the SPEs’ expected losses or residual returns, or both.

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

The Company has involvement with certain VIEs by investing in securities issued by the VIEs or providing financing to VIEs through loans. These VIEs raise funding through the issuance of various types of debt securities, such as subordinated notes, to third party investors. The VIEs also raise funding through long-term and short-term borrowings from the Company. The Company consolidates these VIEs when the Company absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both. The Company considers the rights and obligations conveyed by its variable interests, loans and investments in this case, and variable interests held by other parties to determine whether its variable interests will absorb a majority of a variable interest entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. However, VIEs are not consolidated when the Company does not absorb the majority of the variability of the SPEs’ expected losses or residual returns, or both.

•	Investment trusts and funds

The Company has consolidated its guaranteed fixed rate money trusts because the Company was deemed to be the primary beneficiary. The Company would absorb the majority of the expected losses of these trusts by providing a guarantee of the principal and a fixed rate of return on the principal amount invested. Other trusts, such as performance based trusts, are deemed to be VIEs but are not consolidated because the Company does not absorb the majority of the expected future variability associated with the trusts’ assets. The Company also has involvement in various types of funds by investing directly and indirectly in funds sponsored by its subsidiaries, selected private equity, and venture capital groups. Those funds are deemed to be VIEs. To determine whether the Company should consolidate those funds, the Company evaluates which party is expected to absorb a majority of the expected losses. The VIEs are not consolidated when the Company does not absorb a majority of the expected future variability associated with the VIE’s expected losses or residual returns, or both.

The following table presents the carrying amounts and classification of assets and liabilities held by VIEs as of December 31, 2008, which have been consolidated by the Company.

			Loans and
	Asset-backed	Liquidity	Investments	Investment
	securitization	provided	originated by	trusts and
Korean Won (in millions)	of loans	to VIEs	VIEs	funds	Total

Assets
Loans, net of allowance for loan losses	365,639	74,281	—	160,781	600,701
Investments	212,566	315,876	—	2,343,506	2,871,948
Other assets	235,599	9,821	8,000	1,137,744	1,391,164

Total	813,804	399,978	8,000	3,642,031	4,863,813

Liabilities
Secured borrowings	375,689	381,861	5,847	75,000	838,397
Other liabilities	389,176	31,334	71	2,140,653	2,561,234

Total	764,865	413,195	5,918	2,215,653	3,399,631

The following table presents the carrying amounts and classification of assets and liabilities held by VIEs as of December 31, 2009, which have been consolidated by the Company.

			Loans and
	Asset-backed	Liquidity	Investments	Investment
	securitization	provided	originated by	trusts and
Korean Won (in millions)	of loans	to VIEs	VIEs	funds	Total

Assets
Loans, net of allowance for loan losses	539,512	16,876	—	84,898	641,286
Investments	37,411	145,541	—	2,425,496	2,608,448
Other assets	149,334	3,405	184,831	958,434	1,296,004

Total	726,257	165,822	184,831	3,468,828	4,545,738

Liabilities
Secured borrowings	284,843	135,486	122	114,000	534,451
Other liabilities	157,841	510	129,483	2,022,008	2,309,842

Total	442,684	135,996	129,605	2,136,008	2,844,293

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

			Loans and
	Asset-backed	Liquidity	Investments	Investment
	securitization	provided to	originated by	trusts and
Korean Won (in millions)	of loans	VIEs	VIEs	funds	Total

Loans, net of allowance for loan losses	—	75,161	283,195	—	358,356
Investments	95,853	4,170,052	617,044	473,118	5,356,067
Other assets	89	—	—	—	89

Total assets involvement	95,942	4,245,213	900,239	473,118	5,714,512

Other liabilities	—	85,720	—	—	85,720

Total liabilities involvement	—	85,720	—	—	85,720

Total assets of VIEs	309,449	9,024,314	2,802,979	1,996,514	14,133,256
Maximum exposure(1)	95,942	7,159,801	900,239	473,118	8,629,100

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31, 2008.

The following table presents total assets and maximum exposure to loss associated with the Company’s variable interests as a result of the involvement in significant VIEs for which it is not a primary beneficiary as of December 31, 2009.

			Loans and
	Asset-backed	Liquidity	Investments	Investment
	securitization	provided to	originated by	trusts and
Korean Won (in millions)	of loans	VIEs	VIEs	funds	Total

Loans, net of allowance for loan losses	—	2,727	448,786	—	451,513
Investments	118,001	1,405,121	2,770,579	559,622	4,853,323

Total assets involvement	118,001	1,407,848	3,219,365	559,622	5,304,836

Other liabilities	—	50,882	—	—	50,882

Total liabilities involvement	—	50,882	—	—	50,882

Total assets of VIEs	441,304	6,051,207	9,095,857	1,762,878	17,351,246
Maximum exposure(1)	118,001	4,139,998	3,219,365	559,622	8,036,986

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31, 2009.

The Company’s maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Company’s balance sheet but also potential losses associated with off-balance sheet commitments, such as unfunded liquidity commitments and other contractual arrangements.

11.	Loans

The composition of the loan portfolio as of December 31, 2008 and 2009 is summarized as follows:

	Korean Won (in millions)
	2008	2009

Domestic
Commercial:
Commercial and industrial	93,930,522	96,484,305
Lease financing	425,173	577,854
Trade financing	12,201,362	10,320,865
Other commercial(1)	8,266,314	6,602,216
Consumer:
Mortgage	3,274,895	3,806,399
Other consumer(2)	56,910,629	58,126,900
Credit card	4,293,709	4,098,153

Sub total	179,302,604	180,016,692

Foreign
Commercial:
Commercial and industrial	9,015,214	7,393,246
Trade financing	185,250	91,625
Consumer:
Other consumer	128,904	115,515

Sub total	9,329,368	7,600,386

Gross loans	188,631,972	187,617,078
Deferred origination costs (fees)	27,853	96,148
Less: Unearned income	(50,769)	(98,042)
Less: Allowance for loan and lease losses	(2,941,574)	(3,556,946)

Total loans, net(3)(4)	185,667,482	184,058,238

(1)	Other commercial loans include commercial bills discounted, commercial loans with government funds and overdrafts.
(2)	Other consumer loans primarily consist of general household loans including personal overdrafts and loans with principal due at maturity.
(3)	The figures above do not include 339,599 million Won and 584,171 million Won of loans classified as loans held-for-sale at December 31, 2008 and 2009, respectively, which are included in assets held-for-sale.
(4)	The figures include pledged loans of 608,375 million Won and 499,821 million Won as of December 31, 2008 and 2009, respectively (see Note 34).

Since March 2004, the Bank Subsidiaries have acted as mortgage loan originators for the Korea Housing Finance Corporation (“KHFC”). Under the Mortgage Loans Sales and Servicing Agreements entered into with KHFC, the Bank Subsidiaries originate mortgage loans, sell those loans to KHFC shortly after their origination, retain the servicing rights for the loans and receive servicing fees in return. These loans are transferred at their carrying value and the Bank Subsidiaries retain no risk, but retain various servicing responsibilities with regard to the collection and administration of the loans, as well as servicing rights, and receive servicing fees in return.

KHFC was established on March 1, 2004 in accordance with the Korea Housing Finance Corporation Act to improve national welfare and contribute to the development of the Korean economy by securitizing mortgage loans, providing housing finance credit guarantees and promoting a stable flow of housing finance on a long-term basis. The Bank Subsidiaries sold mortgage loans with an aggregate principal balance of 376,362 million Won, 544,535 million Won and 860,210 million Won to KHFC and recognized 5,494 million Won, 8,466 million Won and 12,740 million Won of servicing fee income in the years ended December 31, 2007, 2008 and 2009, respectively. In relation to these transactions, the Company recorded assets held-for-sale as of December 31, 2008 and 2009, consisting of mortgage loans amounting to 153,849 million Won and 584,171 million Won, respectively.

In addition to loans securitized as described in Note 10, the Company sold loans with an aggregate principal balance of 515,891 million Won, 804,972 million Won and 2,156,825 million Won in the years ended December 31, 2007, 2008 and 2009, respectively, including the mortgage loans sold as described above. The Company retained no interests in these loans sold. Gains and losses recognized in connection with these sales of loans and subsequently recognized in connection with settlement of loan sales in prior years are presented in Notes 26 and 27. There were no recourse obligations assumed by the Company for the sales of loans in the years ended December 31, 2007, 2008 and 2009.

In the year ended December 31, 2007, 2008, and 2009, the Company received marketable equity securities having a fair value of 19,473 million Won, 491 million Won and 12,882 million Won, respectively, through restructuring of eight, fourteen and eleven loans, respectively, having an aggregate book value of 56,701 million Won, 3,982 million Won and 47,853 million Won, respectively. The Company recognized aggregate direct charge-offs of 37,228 million Won, 3,491 million Won and 34,971 million Won, respectively, related to these transactions.

The following table sets forth information about the Company’s impaired loans as of December 31, 2007, 2008 and 2009. Impaired loans are those of which the Company believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan.

	Korean Won (in millions)
	2007	2008	2009

Impaired loans with an allowance	1,319,075	3,337,170	5,131,844
Impaired loans without an allowance	75,830	358,920	243,874

Total impaired loans	1,394,905	3,696,090	5,375,718

Allowance for impaired loans	(491,942)	(1,498,322)	(2,019,128)
Average balance of impaired loans during the year	1,568,287	3,571,050	4,670,163
Interest income recognized on impaired loans during the year(1)(2)	103,319	237,508	241,011

(1)	Had the impaired loans performed in accordance with their original terms, additional interest income of 57,167 million Won, 81,605 million Won and 100,770 million Won would have been recorded in 2007, 2008 and 2009, respectively.
(2)	Of these amounts, 11,249 million Won, 9,759 million Won and 46,024 million Won as of December 31, 2007, 2008 and 2009, respectively, relate to troubled debt restructurings.

As of December 31, 2007, 2008 and 2009, the Company had non-accrual loans, including commercial, consumer and credit card loans, of 2,836,848 million Won, 4,186,869 million Won and 3,602,886 million Won, respectively. Had interest on these loans been accrued, such interest would have amounted to 207,348 million Won, 292,229 million Won and 254,949 million Won for 2007, 2008 and 2009, respectively. Interest income, which is recognized on a cash-basis, related to non-accrual loans for the years ended December 31, 2007, 2008 and 2009 was 118,370 million Won, 175,056 million Won and 135,990 million Won, respectively.

As discussed in Note 1, poor economic conditions in the Republic of Korea may persist, adversely affecting the credit performance of the debtors of the Company. The Company owns investment securities of, and has loans outstanding to, a number of local companies that have been faced with financial difficulties. The ultimate collectability of these amounts can be influenced by various factors, including overall economic trends and the successful performance of the debtors under restructuring plans in place or in the process of negotiation. Consequently, it is reasonably possible that adjustments could be made to the reserves for impaired loans and to the carrying amount of investments when evidence is available to support such adjustments. Those adjustments could be material to the consolidated financial statements as well as the operations of the Company.

The changes in the allowance for credit losses for the years ended December 31, 2007, 2008 and 2009 are summarized as follows:

	Korean Won (in millions)
		Credit-related	Repurchase
	Loans(1)	commitments(2)	obligations(2)(4)	Total

Allowance at January 1, 2007	1,854,782	220,745	978	2,076,505
Provisions (reversal of provisions) for credit losses	218,797	(54,303)	—	164,494
Charge-offs on repurchased loans	—	—	(978)	(978)
Allowance relating to credit-related commitments transferred to loans	10,628	(10,628)	—	—
Charge-offs(3)	(510,920)	—	—	(510,920)
Recoveries	161,380	—	—	161,380
Foreign exchange translation adjustment	865	—	—	865

Allowance at December 31, 2007	1,735,532	155,814	—	1,891,346

Provisions for credit losses	1,608,284	157,421	—	1,765,705
Allowance relating to credit-related commitments transferred to loans	13,269	(13,269)	—	—
Charge-offs(3)	(517,901)	—	—	(517,901)
Recoveries	87,471	—	—	87,471
Foreign exchange translation adjustment	14,919	—	—	14,919

Allowance at December 31, 2008	2,941,574	299,966	—	3,241,540

Provisions for credit losses	2,408,037	43,939	—	2,451,976
Allowance relating to credit-related commitments transferred to loans	47,463	(47,463)	—	—
Charge-offs(3)	(1,959,227)	—	—	(1,959,227)
Recoveries	143,568	—	—	143,568
Foreign exchange translation adjustment	(24,469)	—	—	(24,469)

Allowance at December 31, 2009	3,556,946	296,442	—	3,853,388

(1)	Loans held-for-sale are not subject to this reserve process.
(2)	The allowance for credit-related commitments and the allowance for repurchase obligations are included in “Other liabilities.”
(3)	When a loan is sold, the related allowance for loan losses is written off at the date of sale. Charge-offs include 99,497 million Won, 40,371 million Won and 316,641 million Won of allowance for loan losses written off relating to sale of loans in the year of 2007, 2008 and 2009, respectively.
(4)	When the transferor regains control over the transferred loans sold, the Company re-estimates the value of the repurchased loans based on the discounted cash flow method.

12.	Direct Financing Leases

The Company originates direct financing leases on certain machinery, computers and various other equipment for customers in a variety of industries throughout Korea. Income attributable to the leases is initially recorded as unearned income and subsequently recognized as finance income using the effective interest method, over the term of the leases. Residual values are generally guaranteed by the lessee. The terms of the leases are generally from one to fifteen years. The components of the net investment in direct financing leases as of December 31, 2008 and 2009, which are included in “Loans,” are summarized as follows:

	Korean Won (in millions)
	2008	2009

Lease payments receivable	419,863	570,530
Initial direct costs	5,310	7,324

Gross lease payments receivable	425,173	577,854
Unearned income	(50,769)	(98,042)

Total	374,404	479,812

The scheduled maturities of minimum lease payments as of December 31, 2009, were as follows:

Korean Won
(in millions)

Due in 2010	272,958
Due in 2011	128,143
Due in 2012	49,891
Due in 2013	11,432
Due in 2014 and thereafter	2,528

Total(1)	464,952

(1)	The difference between the gross lease payments receivable and the total minimum lease payments is due to residual value of direct financing leases.

13. Premises and Equipment, Net

Premises and equipment, net as of December 31, 2008 and 2009 were as follows:

	Korean Won (in millions)
	2008	2009

Land	1,176,558	1,150,809
Building	1,073,664	1,427,557
Equipment and furniture	867,925	856,304
Leasehold improvements	286,271	296,934
Construction in progress	112,331	7,800
Capitalized leases	353,131	344,092

Total	3,869,880	4,083,496
Less: Accumulated depreciation	(1,416,036)	(1,472,366)

Premises and equipment, net	2,453,844	2,611,130

Depreciation expense of premises and equipment for the years ended December 31, 2007, 2008 and 2009 was 202,738 million Won, 249,446 million Won and 206,478 million Won, respectively.

Capitalized leases are principally related to equipment leased for the Company’s data processing purpose. Accumulated depreciation on such capitalized leases as of December 31, 2008 and 2009 amounted to 191,108 million Won and 209,350 million Won, respectively.

14.	Goodwill and Other Intangible Assets

Goodwill and other intangible assets as of December 31, 2008 and 2009 consisted of the following:

	Korean Won (in millions)
	2008	2009

Goodwill	136,084	113,530
Exclusive contractual right, net of accumulated amortization of 98,125 million Won in 2008 and 125,268 million Won in 2009	6,690	33,141
Capitalized software costs, net of accumulated amortization of 221,947 million Won in 2008 and 262,709 million Won in 2009	139,696	79,363
Core deposit intangible assets, net of accumulated amortization of 1,730 million Won in 2008 and 2,106 million Won in 2009	1,758	1,289
Other, net of accumulated amortization of 4,570 million Won in 2008 and 11,405 million Won in 2009	2,839	9,498

Total	287,067	236,821

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

Changes in the goodwill balance during the years ended December 31, 2007, 2008 and 2009 were as follows:

	Korean Won (in millions)
	Woori Bank
	segment	Other segments	Total

Balance as of December 31, 2006	19,999	18,337	38,336

Goodwill recorded
Kumho Investment Bank	—	11,431	11,431
Woori Financial	—	182,388	182,388
Foreign exchange translation adjustment	185	—	185

Balance as of December 31, 2007	20,184	212,156	232,340

Goodwill impaired
Kumho Investment Bank	—	(6,846)	(6,846)
Woori Financial	—	(96,280)	(96,280)
Foreign exchange translation adjustment	6,870	—	6,870

Balance as of December 31, 2008	27,054	109,030	136,084

Goodwill impaired
Woori Financial	—	(20,620)	(20,620)
Foreign exchange translation adjustment	(1,934)	—	(1,934)

Balance as of December 31, 2009	25,120	88,410	113,530

Based on the goodwill impairment analysis, the Company recorded a 103,126 million Won and 20,620 million Won goodwill impairment charges in 2008 and 2009, respectively, related to its Woori Financial and Kumho Investment Bank reporting units in Other segments. The primary cause for the goodwill impairment was the deterioration in the financial markets, as well as in the global economic outlook. The goodwill impairment charges were included in “Other non-interest expenses.”

Goodwill is allocated to reporting units and tested for impairment. The Company determined its reporting units to be the same level or one level below the six reportable segments identified in Note 38 “Segment Reporting.” This determination was based on how the Company’s operating segments are managed and how they reflect the manner in which the Company’s chief operating decision maker assesses the Company’s performance and allocate resources.

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

There were no indefinite-lived other intangible assets for any of the periods presented. Amortization expense is included in “Depreciation and amortization expense.” Amortization of other intangible assets for the years ended December 31, 2007, 2008 and 2009 was as follows:

	Korean Won (in millions)
	2007	2008	2009

Exclusive contractual right	36,552	32,690	27,143
Capitalized software costs	46,829	55,819	40,762
Core deposit intangible assets	352	370	376
Other	2,790	1,509	6,835

Total	86,523	90,388	75,116

The amortization schedule of other intangible assets for the remaining periods is as follows:

	Korean Won (in millions)
	2010	2011	2012	2013	After 2014	Total

Exclusive contractual right	27,252	1,185	1,121	846	2,737	33,141
Capitalized software costs	24,394	22,835	15,248	8,900	7,986	79,363
Core deposit intangible assets	344	344	344	257	—	1,289
Other	3,418	1,784	1,130	882	2,284	9,498

Total	55,408	26,148	17,843	10,885	13,007	123,291

15.	Other Assets

Other assets as of December 31, 2008 and 2009 consisted of the following:

	Korean Won (in millions)
	2008	2009

Other accounts receivable	570,033	499,031
Domestic exchange settlements debits with other banks	713,720	612,305
Security deposits	1,226,546	1,170,326
Prepaid expenses	97,111	157,540
Prepaid corporate income tax	6,450	12,065
Deferred tax assets (see Note 29)	534,867	426,544
Income tax receivable	98,384	83,962
Other	254,472	93,911

Total	3,501,583	3,055,684

16.	Deposits

Deposits as of December 31, 2008 and 2009 were as follows:

			Weighted
	Korean Won (in millions)		average rate paid
	2008	2009	for 2009

Interest bearing deposits:
Interest bearing demand deposits	25,835,180	32,213,865	0.28%
Savings deposits	23,379,380	22,364,115	1.88%
Certificate of deposit accounts	18,479,114	12,771,095	5.14%
Other time deposits	93,658,428	102,975,477	3.77%
Mutual installment deposits	300,870	222,559	3.32%

Gross interest-bearing deposits	161,652,972	170,547,111	3.11%
Non-interest bearing deposits:
Demand deposits	6,679,431	7,026,580

Total deposits	168,332,403	177,573,691	3.03%

Deposits with consolidated trust accounts, which were 1,917,991 million Won and 1,905,857 million Won as of December 31, 2008 and 2009, respectively, are included in interest bearing deposits (see Note 39).

The aggregate amount of time deposit accounts (including certificates of deposit) in denominations of 100 million Won or more at December 31, 2008 and 2009 were 145,692,536 million Won and 90,001,444 million Won, respectively.

As of December 31, 2008 and 2009, the aggregate amount of demand deposits that have been reclassified as loan balances, such as overdraft, were 493,943 million Won and 392,484 million Won, respectively.

The contractual schedule of maturities of certificate of deposit accounts, other time deposits and mutual installment deposits as of December 31, 2009 was as follows:

Korean Won
(in millions)

Due in 2010	107,217,830
Due in 2011	4,745,729
Due in 2012	1,617,700
Due in 2013	345,469
Due in 2014	216,509
Thereafter	1,825,894

115,969,131

KDIC provides deposit insurance up to a total of 50 million Won per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of the deposit. In connection with the insurance, the Company paid deposit insurance fees in the amount of 149,407 million Won, 150,544 million Won and 182,564 million Won for the years ended December 31, 2007, 2008 and 2009, respectively.

17.	Other Borrowed Funds

A summary of other borrowed funds as of December 31, 2008 and 2009 is presented below.

	Korean Won (in millions)
	2008		2009
	Outstanding	Weighted average	Outstanding	Weighted average
	balance	interest rate	balance	interest rate

Borrowings from the BOK	1,182,798	3.01%	1,560,378	1.36%
Borrowings in foreign currencies	10,014,388	4.00%	6,728,749	3.60%
Borrowings from trust accounts	4,130,672	5.74%	2,603,490	1.96%
Other borrowings	3,130,724	8.41%	1,942,640	4.66%

Total other borrowed funds	18,458,582	5.24%	12,835,257	3.04%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year. Certain securities have been pledged as collateral in connection with borrowings from BOK (see Notes 8 and 34).

Certain borrowing agreements of the Company contain covenants that limit the Company’s ability to pledge the assets to secure indebtedness, to dispose, sell or transfer assets or to enter into arrangements having a similar effect.

18.	Secured Borrowings

The Company transferred certain non-performing loans, debt securities and other assets to SPEs, which in turn issued beneficial interests collateralized by such loans, debt securities and other assets. In accordance with ASC 860, these transactions have been accounted for as secured borrowings. As a result, the loans, securities, and other assets collateralizing these borrowings are included in “Loans,” “Trading securities,” “Available-for-sale securities,” or “Other assets,” respectively, and the beneficial interests issued by the SPEs, which pay interest rates ranging from 1.0% to 15.0% per annum, are included in “Secured borrowings.”

A summary of the secured borrowings and relevant collateral as of December 31, 2008 is presented as follows:

				Korean Won (in millions)
		Annual		Secured	Collateral (carrying value)
		interest (%)	Maturity	borrowings	Loans	Securities	Others

Hanvit 9th ABS	Senior & subordinated collateralized bond obligation	14.0	2009	5,750	—	230	—
Woori Ship Mortgage 2-2 ABS	”	5.1 - 5.2	2009 - 2010	175,000	186,858	—	1,272
Woori Aircraft Mortgage 1st	”	8.0	2009	3,000	796	—	3,303
Swan SF	”	6.1 - 7.0	2009	36,744	135,721	—	3,417
Woori TY ABS	”	4.7	2009	21,000	49,373	—	—
An-Dong Raja 1st	”	1.0 - 8.0	2009 - 2010	246	19,862	—	204
Hiking-Woori	”	15.0	2009	1,360	—	—	7,421
Kwangju Suwan	”	8.0	2009	200	5,000	—	26
Woori SB 10TH	”	8.0	2012	48,758	134,015	—	35
Hanmi Capital Auto Plus First	”	5.5 - 5.6	2009 - 2010	37,000	42,189	—	1,332
Securities sold under repurchase agreement in Won		3.0 - 7.3	2009 - 2010	2,428,208	—	3,226,941	—
Securities sold under repurchase agreement in foreign currencies		3.8	2009	849	—	1,195	—
Collateralized borrowings in Won		5.1 - 11.0	2009	139,018	34,561	242,584	34,915
Collateralized borrowings in foreign currencies		1.1 - 4.8	2009 - 2013	504,548	—	1,094,854	—

Gross secured borrowings				3,401,681	608,375	4,565,804	51,925
Discount				(1,000)	—	—	—

Total secured borrowings, net				3,400,681	608,375	4,565,804	51,925

A summary of the secured borrowings and relevant collateral as of December 31, 2009 is presented as follows:

				Korean Won (in millions)
		Annual		Secured	Collateral (carrying value)
		interest (%)	Maturity	borrowings	Loans	Securities	Others

Hanvit 9th ABS	Senior & subordinated collateralized bond obligation	14.0	2011	5,750	—	—	—
Woori Ship Mortgage 2-2 ABS	”	5.2	2010	120,000	—	—	119,875
KAMCO Value Recreation 1st	”	6.3	2012	110,506	273,520	—	—
Swan SF	”	3.3 - 3.4	2010	80,144	69,694	—	975
Woori Frontier	”	3.3 - 3.5	2010	95,132	—	115,587	2,203
An-Dong Raja 1st	”	1.0 - 5.7	2010	17,196	16,876	—	240
Hiking-Woori	”	15.0	2010	122	—	—	767
Woori SB 10TH	”	7.2 - 15.0	2010	23,908	61,597	—	13,229
Woori Autoplus 2nd	”	7.4 - 8.0	2010 - 2011	40,000	46,660	—	1,255
KAMCO Value Recreation 2nd	”	6.3	2012	16,872	26,219	—	—
KIB Invest	”	7.5	2010	31,000	—	37,815	674
HUB 1st	”	5.0 - 7.2	2010	23,290	—	32,107	905
Securities sold under repurchase agreement in Won		1.0 - 7.3	2010 - 2011	611,698	—	1,049,003	—
Securities sold under repurchase agreement in foreign currencies		4.6 - 5.3	2010 - 2014	350,280	—	60,965	—
Collateralized borrowings in Won		3.2 - 8.8	2010 - 2012	559,618	5,255	185,666	5,008
Collateralized borrowings in foreign currencies		2.8 - 3.7	2010 - 2014	191,722	—	757,541	—

Gross secured borrowings				2,277,238	499,821	2,238,684	145,131
Discount				(429)	—	—	—

Total secured borrowings, net				2,276,809	499,821	2,238,684	145,131

In addition to the above collateral, the SPEs also held cash and cash equivalents and other bank deposits of 26,555 million Won and 27,874 million Won as of December 31, 2008 and 2009, respectively, which have been collected from the loans, securities and other assets. Those cash and cash equivalents and other bank deposits are to be used to repay the related borrowings when due and are included in “Cash and cash equivalents” and “Interest bearing deposits in other banks” in the consolidated balance sheets.

The combined aggregate amount of contractual maturities of all secured borrowings as of December 31, 2009 was as follows:

Korean Won
(in millions)

Due in 2010	1,863,582
Due in 2011	185,013
Due in 2012	170,263
Due in 2013	—
Due in 2014	58,380

Gross secured borrowings	2,277,238
Less: Discount	(429)

2,276,809

19.	Long-Term Debt

The following table is a summary of long-term debt (net of unamortized original issue discount) as of December 31, 2008 and 2009:

	Korean Won (in millions)
	2009
	Interest (%)	Maturity	2008	2009

Senior
Holding Company
Won currency
Finance debentures	4.3 - 8.2	2010 - 2014	3,250,000	3,750,000

Subsidiaries
Won currency
Notes payable to government funds	0.0 - 3.0	2010	100,369	104,130
Floating rate notes payable to government funds(1)	0.0 - 7.0	2010 - 2022	3,372,745	2,060,744
Floating rate notes payable to Seoul Municipal Government(1)	0.0 - 3.8	2010 - 2019	178,957	1,551,064
Floating rate notes payable to other municipal government(1)	0.0 - 6.1	2010 - 2015	1,658,519	1,546,721
Floating rate notes payable to Industrial Bank of Korea(1)	2.4 - 3.8	2010 - 2013	5,031	2,678
Notes payable to other banks	0.0 - 7.5	2010 - 2012	67,910	386,893
Floating rate notes payable to other banks(1)	0.0 - 8.3	2010 - 2024	771,909	1,041,984
Floating rate obligations under capital leases(1)	4.5 - 6.4	2010 - 2014	85,047	102,664
Finance debentures	2.7 - 10.1	2010 - 2039	19,237,326	19,646,430
Convertible debentures			793	793
Floating rate finance debentures(1)	2.8 - 8.5	2010 - 2023	2,475,312	1,268,479

Sub total			27,953,918	27,712,580

Foreign currency
Notes payable to Ministry of Finance and Economics	0.6	2010 - 2013	1,629	1,201
Notes payable to other banks	0.5 - 7.7	2010 - 2013	226,428	444,423
Floating rate notes payable to other banks(1)	0.0 - 7.2	2010 - 2014	1,699,268	2,077,829
Floating rate finance debentures(1)	0.5 - 9.9	2010 - 2014	1,728,553	1,769,311
Mid-term note	4.0 - 9.5	2010 - 2037	2,694,258	3,482,159

Sub total			6,350,136	7,774,923

	Korean Won (in millions)
	2009
	Interest (%)	Maturity	2008	2009

Subordinated
Subsidiaries
Won currency
Finance debentures	5.0 - 10.3	2010 - 2018	5,138,848	2,486,432
Floating rate finance debentures(1)	6.4	2012	50,000	50,000

Sub total			5,188,848	2,536,432

Foreign currency
Finance debentures	6.0 - 7.6	2014 - 2016	1,761,357	1,634,688

			1,761,357	1,634,688

Gross long-term debt			44,504,259	43,408,623

Add: Premium			360	—
Less: Discount			(34,802)	(68,760)

			44,469,817	43,339,863

(1)	Interest rates on floating rate debt are those rates in effect at December 31, 2009.

Long-term debt is predominately denominated in Won, U.S. dollars or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Inter-Bank Offered Rate, which are reset on a monthly, semi-annual or quarterly basis, or the monthly Public Fund Prime Rate published by the Korean government. The weighted-average interest rate for long-term debt was 4.99% and 4.95% as of December 31, 2008 and 2009, respectively.

The combined aggregate amount of contractual maturities of all long-term debt as of December 31, 2009 was as follows:

Korean Won
(in millions)

Due in 2010	14,682,208
Due in 2011	6,393,494
Due in 2012	6,059,442
Due in 2013	2,378,784
Due in 2014	4,292,403
Thereafter	9,602,292

43,408,623

Convertible debentures

As of December 31, 2009, the Company had convertible debentures of 793 million Won which were issued by Woori Financial. Maturity is on May 4, 2010 and number of the common shares to be issued is 63,444 shares at the conversion price of 12,500 Won.

20.	Other Liabilities

Other liabilities as of December 31, 2008 and 2009 consisted of the following:

	Korean Won (in millions)
	2008	2009

Accrued severance benefits	158,430	97,547
Allowance for credit-related commitments (see Note 11)	299,966	296,442
Accounts payable	372,011	430,674
Unearned income	195,538	139,175
Tax withholdings and income tax payable	146,882	168,257
Deferred tax liabilities (see Note 29)	48,940	38,020
Security deposits received	281,559	295,116
Due to agencies	1,006,985	984,008
Domestic exchange settlements credits with other banks	2,302,567	479,086
Foreign exchanges	265,252	376,715
Account for agency business	239,667	268,598
Other	552,954	1,038,956

Total	5,870,751	4,612,594

21.	Common Stock

Capital stock

The Company has 2,400 million authorized shares of common stock with a 5,000 Won par value, of which 806,015,340 shares were issued and 806,012,780 shares, net of 2,560 shares of treasury stock, were outstanding as of December 31, 2008, and 2009. The Company’s common stock owned by KDIC totaled to 588,158,609 shares (72.97%, not considering the treasury stock) as of December 31, 2008 and to 531,738,609 shares (65.97%, not considering the treasury stock) as of December 31, 2009.

Treasury stock

Treasury stock is recorded at cost. The changes in the treasury stock of the Company for the years ended December 31, 2007, 2008 and 2009 were as follows:

Description	Shares increase	Shares decrease	Net changes

Shares at January 1, 2007			2,555

2007—purchase	23,985	—	23,985
2008—re-issuance	—	23,980	(23,980)

Shares at December 31, 2009			2,560

In 2007, the Company purchased 23,985 shares primarily through trusts and private equity funds which are included in consolidation. In 2008, the trusts and private equity funds were deconsolidated.

22.	Additional Paid-in Capital

The amount resulting from liabilities in excess of identified assets of the acquired banks has been classified as “deficit equity”, presented as a reduction of Additional paid-in capital. The amount of 3,778,023 million Won resulting from this “deficit equity”, has been reduced by the tax benefits resulting from the acquired entity’s deductible temporary differences and NOL carryforwards at the acquisition date.

The amounts incurred by KDIC for the purchase of the newly issued shares of the Commercial Bank of Korea and Hanil Bank on September 30, 1998 (3,264,200 million Won) have been recorded as additional paid-

in capital in the accompanying consolidated financial statements. The effect on additional paid-in-capital from ownership changes of subsidiaries from September 30, 1998 to December 31, 1999 amounted to an 1,337,971 million Won increase.

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

The capital injection was considered taxable income in Korea and was recorded net of the applicable tax effect.

The components of and changes in APIC in 2008 and 2009 consisted of the following:

	Korean Won (in millions)
	2008		2009
	APIC	Deficit equity	APIC	Deficit equity

Balance, beginning of year	6,563,537	(1,562,567)	6,561,161	(1,562,567)
Capital transactions of affiliates	(2,376)	—	(30,327)	—

Balance, end of year	6,561,161	(1,562,567)	6,530,834	(1,562,567)

Total		4,998,594		4,968,267

23.	Retained Earnings

Retained earnings consisted of the following as of December 31, 2008 and 2009:

	Korean Won (in millions)
	2008	2009

Appropriated retained earnings:
Legal reserve	1,915,409	1,974,846
Other statutory reserves	32,997	32,662
Unappropriated retained earnings	413,670	1,494,107

Total	2,362,076	3,501,615

The Financial Holding Companies Act requires the Company to appropriate as a legal reserve an amount equal to a minimum of 10% of annual net income in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”) of each individual legal entity within the consolidated group of companies until such reserve equals 100% of its paid-in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock or used to reduce an accumulated deficit, if any, by an appropriate resolution of the Company’s board of directors.

The Company’s branches in Japan, Vietnam and Bangladesh are required to appropriate a statutory reserve. This reserve, included in the other statutory reserves, is used only to reduce any accumulated deficit related to the branches in Japan, Vietnam and Bangladesh.

24.	Accumulated Other Comprehensive Income, Net of Tax

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2007, 2008 and 2009, the non-owner equity changes were composed of foreign currency translation adjustments and unrealized holding gains and losses on investment securities. Below are the components of accumulated other comprehensive income and the related tax effects allocated to each component for the years ended December 31, 2007, 2008 and 2009.

	Korean Won (in millions)
	Foreign	Net unrealized	Accumulated
	currency	holding gains on	other
	translation	investment	comprehensive
	adjustments	securities	income, net of tax

Balance, January 1, 2007	(28,956)	844,817	815,861

Foreign currency translation adjustments, net of tax of 5,909 million Won	134	—	134
Net unrealized holding gains arising on investment securities, net of tax of 113,032 million Won	—	297,994	297,994
Reclassification adjustment for gains included in net income, net of tax of 168,406 million Won	—	(443,979)	(443,979)

Change in 2007	134	(145,985)	(145,851)

Balance, December 31, 2007	(28,822)	698,832	670,010

Foreign currency translation adjustments, net of tax of (14,513) million Won	(461)	—	(461)
Net unrealized holding gains arising on investment securities, net of tax of 17,294 million Won	—	(61,317)	(61,317)
Reclassification adjustment for gains included in net income, net of tax of 68,339 million Won	—	(78,882)	(78,882)

Change in 2008	(461)	(140,199)	(140,660)

Balance, December 31, 2008	(29,283)	558,633	529,350

Cumulative adjustment for accounting change	—	(4,972)	(4,972)

Adjusted balance, December 31, 2008	(29,283)	553,661	524,378

Foreign currency translation adjustments, net of tax of 17,517 million Won	(32,588)	—	(32,588)
Net unrealized holding gains arising on investment securities, net of tax of (45,908) million Won	—	188,321	188,321
Reclassification adjustment for gains included in net income, net of tax of 119,116 million Won	—	(314,034)	(314,034)

Change in 2009	(32,588)	(125,713)	(158,301)

Balance, December 31, 2009	(61,871)	427,948	366,077

25.	Noncontrolling interest

Noncontrolling interest represents the equity for the outstanding voting stock of subsidiaries not owned by the Company (see Note 37). The changes in noncontrolling interest in 2007, 2008 and 2009 consisted of noncontrolling interest in net income of subsidiaries, noncontrolling interest in changes in other comprehensive income of subsidiaries and changes in noncontrolling interest resulting from acquisitions and changes in the ownership percentage of subsidiaries.

The Company acquired the remaining 30% interest in Woori Credit Suisse Asset Management from Credit Suisse Asset Management in October 2009 and the remaining 49% interest in Woori SB Asset

Management from CRT 9 Yugen Kaisha in December 2009, respectively. As a result, Woori Credit Suisse Asset Management and Woori SB Asset Management became wholly owned subsidiaries of the Company. After acquisition, Woori Credit Suisse Asset Management and Woori SB Asset Management changed its name to Woori Asset Management and Woori AMC, respectively. In addition, the Company acquired 2.41% interest in Woori Financial in October 2009.

The effect of changes in the Company’s ownership interest in its subsidiaries is as following:

Korean Won
(in millions)
2009

Net income attributable to common stockholders	1,134,567
Transfer from (to) noncontrolling interest
Changes in capital surplus resulting from purchase of 1,998,600 Woori Asset Management common shares (30%)	(27,555)
Change in capital surplus resulting from purchase of 392,000 Woori AMC common shares (49%)	(2,142)
Change in capital surplus resulting from purchase of 409,484 Woori Financial common shares (2.41%)	677

Change from net income attributable to common stockholders and transfer (to) from noncontrolling interest	1,105,547

26.	Non-Interest Income

The components of non-interest income for the years ended December 31, 2007, 2008 and 2009 were as follows:

	Korean Won (in millions)
	2007	2008	2009

Trust fees, net	24,999	33,835	22,397

Fees and commission income
From credit cards	466,797	616,311	661,575
From currency transfers	824,003	876,086	735,189
From letters of credit	83,748	111,724	113,172
Other	316,401	388,565	378,294

	1,690,949	1,992,686	1,888,230

Trading revenue, net
Debt securities	(46,554)	111,718	(94,512)
Equity securities	65,023	(119,177)	95,841
Beneficiary certificates	(17,814)	4,173	7,854
FX transactions	241,139	1,295,512	874,750
Derivative instruments	(226,666)	(1,740,564)	(606,619)

	15,128	(448,338)	277,314

Other-than-temporary impairment losses on Debt securities:
Total other-than-temporary impairment losses	(620,924)	(508,490)	(186,035)
Less: Unrealized other-than-temporary impairment losses recognized in OCI	—	—	—

Net impairment losses recognized in earnings	(620,924)	(508,490)	(186,035)

	Korean Won (in millions)
	2007	2008	2009

Investment securities gain (loss), net(1)
Debt securities	90,746	56,921	329,221
Equity securities	802,480	(48,558)	724,590
Beneficiary certificates	(14,455)	(10,219)	(31,506)

	878,771	(1,856)	1,022,305

Other non-interest income
Gain on disposal of premises and equipment	1,692	7,254	149,354
Gain on sales of loans	20,148	8,980	106,873
Other	210,321	223,286	171,393

	232,161	239,520	427,620

Total non-interest income	2,221,084	1,307,357	3,451,831

(1)	Impairment losses on equity securities, beneficiary certificates and other investment for the years ended December 31, 2007, 2008 and 2009 were 60,802 million Won, 136,697 million Won and 112,233 million Won, respectively.

27.	Non-Interest Expense

The components of non-interest expense for the years ended December 31, 2007, 2008 and 2009 were as follows:

	Korean Won (in millions)
	2007	2008	2009

Salaries and employee benefits
Salaries and other benefits	1,021,181	1,079,221	1,100,350
Provision for accrued severance benefits	137,647	102,949	130,616

	1,158,828	1,182,170	1,230,966

Depreciation and amortization
Depreciation of premises and equipment	202,738	249,446	206,478
Amortization of other intangible assets	86,523	90,388	75,116

	289,261	339,834	281,594

Other administrative expenses	1,001,432	1,181,168	1,150,962

Fees and commissions
Paid on remittances and collections	89,393	82,411	102,613
Paid on letters of credit	24,674	30,387	38,178
Paid on credit cards	180,566	333,838	320,646

	294,633	446,636	461,437

Other non-interest expense
Loss on disposal of premises and equipment	1,438	1,037	855
Loss on sales of loans	11,258	2,598	15,061
Other	710,037	982,132	951,650

	722,733	985,767	967,566

Total non-interest expense	3,466,887	4,135,575	4,092,525

28.	Regulatory Requirements

Capital ratio

In conformity with the Financial Supervisory Service (“FSS”) and Basel Committee on Banking Regulations and Supervisory Practices/Bank for International Settlements (“BIS”) Guidelines, each of the Bank Subsidiaries applied BIS risk-adjusted capital ratios to evaluate its capital adequacy. Total capital consists of two tiers of capital. Tier 1 Capital includes common shareholders’ equity, retained profits, legal reserves, and noncontrolling interest, less intangible assets and other adjustments. Tier 2 Capital consists of the allowance for credit losses up to 1.25 percent of risk-weighted assets, limited amounts of subordinated debt, and other adjustments. Banking organizations engaged in international banking are required to maintain a minimum 8% total risk-based capital ratio, the ratio of total risk-adjusted capital divided by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%. The capital ratios are calculated based on each of the Bank Subsidiaries’ consolidated balance sheets prepared in accordance with Korean GAAP. In the event any bank did not maintain a consolidated BIS ratio of 8%, it is subject to corrective actions recommended by the FSS based on the actual financial position and capital ratio. Continued non-compliance with these standards could potentially result in the closure of non-compliant banks.

The following capital ratios are in accordance with the FSS guidelines, which are materially consistent with BIS guidelines. The ratios are calculated based on each of the Bank Subsidiaries’ consolidated financial statements prepared in compliance with Korean GAAP that may differ from U.S. GAAP in certain significant respects as of December 31, 2008 and 2009:

	Korean Won (in millions)
	2008
		Kwangju	Kyongnam
	Woori Bank	Bank	Bank

Tier 1 Capital	12,090,230	880,400	1,212,532
Tier 2 Capital	7,095,680	526,300	608,605
Less: Investment in non-consolidated equity investees(1)	(140,406)	—	—

Total risk-adjusted capital	19,045,504	1,406,700	1,821,137

Risk-weighted assets
On-balance sheet assets	161,303,865	10,774,300	13,404,139
Off-balance sheet assets	12,810,371	265,146	515,554

Total risk-weighted assets	174,114,236	11,039,446	13,919,693

Tier 1 capital ratio	6.94%	7.98%	8.71%
Tier 2 capital ratio	4.08%	4.77%	4.37%
Total risk-based capital ratio	10.94%	12.74%	13.08%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are deducted from total capital, but not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.

	Korean Won (in millions)
	2009
		Kwangju	Kyongnam
	Woori Bank	Bank	Bank

Tier 1 Capital	14,470,192	996,402	1,470,717
Tier 2 Capital	6,554,495	623,569	611,440
Less: Investment in non-consolidated equity investees(1)	(235,571)	(16,800)	—

Total risk-adjusted capital	20,789,116	1,603,171	2,082,157

Risk-weighted assets
On-balance sheet assets	158,206,085	10,797,932	13,767,243
Off-balance sheet assets	10,369,252	464,729	502,450

Total risk-weighted assets	168,575,337	11,262,661	14,269,693

Tier 1 capital ratio	8.58%	8.85%	10.31%
Tier 2 capital ratio	3.89%	5.54%	4.28%
Total risk-based capital ratio	12.33%	14.23%	14.59%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are deducted from total capital, but not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.

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

Capital ratios of Woori Bank in accordance with the additional reporting requirements and Woori Bank’s consolidated financial statements prepared in accordance with Korean GAAP, which may vary in certain significant respects from U.S. GAAP, as of December 31, 2008 and 2009, are as follows:

	Korean Won (in millions)
	2008	2009

Tier 1 Capital	12,090,230	14,470,192
Tier 2 Capital(1)	6,927,819	6,277,337

Total risk-adjusted capital	19,018,049	20,747,529

Risk-weighted assets for credit risk	168,444,111	162,712,944
Risk-weighted assets for market risk	3,446,306	2,535,446

Total risk-weighted assets	171,890,417	165,248,390

Tier 1 capital ratio	7.03%	8.76%
Tier 2 capital ratio	4.03%	3.80%
Total risk-based capital ratio	11.06%	12.56%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from Tier 2 pursuant to the guidelines of the FSS.

On January 1, 2008, the Company adopted Basel II, which uses a “three pillar” concept—minimum capital requirements, supervisory review process and market discipline—in compliance with the FSS and BIS guidelines. FSS mandated the Company to simultaneously report BASEL I and BASEL II ratios in year 2008 and 2009.

The following capital ratios are in accordance with the FSS BASEL II guidelines, which are materially consistent with BIS guidelines. The ratios are calculated based on each of the Bank Subsidiaries’ consolidated financial statements prepared in compliance with Korean GAAP that may differ from U.S. GAAP in certain significant respects as of December 31, 2008 and 2009:

	Korean Won (in millions)
	2008
		Kwangju	Kyongnam
	Woori Bank	Bank	Bank

Tier 1 Capital	11,678,354	880,381	1,212,532
Tier 2 Capital(1)	6,062,445	526,359	608,605

Total risk-adjusted capital	17,740,799	1,406,740	1,821,137

Risk-weighted assets for credit risk	140,183,290	10,881,015	14,441,103
Risk-weighted assets for market risk	3,446,306	33,900	97,855
Risk-weighted assets for operational risk	8,314,292	696,613	922,394

Total risk-weighted assets	151,943,888	11,611,528	15,461,352

Tier 1 capital ratio	7.69%	7.58%	7.84%
Tier 2 capital ratio	3.99%	4.53%	3.94%
Total risk-based capital ratio	11.68%	12.12%	11.78%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from Tier 2 pursuant to the guidelines of the FSS.

	Korean Won (in millions)
	2009
		Kwangju	Kyongnam
	Woori Bank	Bank	Bank

Tier 1 Capital	14,211,015	988,002	1,470,717
Tier 2 Capital(1)	5,452,417	619,765	611,440

Total risk-adjusted capital	19,663,432	1,607,767	2,082,157

Risk-weighted assets for credit risk	125,347,460	10,836,822	14,125,872
Risk-weighted assets for market risk	2,535,446	33,300	63,438
Risk-weighted assets for operational risk	7,788,073	760,188	1,006,580
Risk-weighted assets for required capital adjustment(2)	991,439	—	—

Total risk-weighted assets	136,662,418	11,630,310	15,195,890

Tier 1 capital ratio	10.40%	8.50%	9.68%
Tier 2 capital ratio	3.99%	5.33%	4.02%
Total risk-based capital ratio	14.39%	13.82%	13.70%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from Tier 2 pursuant to the guidelines of the FSS.
(2)	Represent required capital adjustment in the calculation of risk-weighted assets pursuant to the guidelines of the FSS.

Memorandum of Understanding between the KDIC and Woori Subsidiaries

As a condition of the capital contributions and injections that were executed and made by the KDIC into Woori Subsidiaries, each of the Woori Subsidiaries entered into an Execution of Business Normalization Plan Memorandum of Understanding (“MOU”) with the KDIC which also includes a business normalization plan, “required execution matters” and letter of undertaking, as attachments. In the case of Woori Bank, the MOU entered into on December 30, 2000, superseded an MOU which was originally entered into with the FSC and the KDIC on January 22, 1999. With the exception of specific targets set forth therein, the terms and conditions of the Execution of Business Normalization Plan MOU that applies to each subsidiary are substantially identical and primarily deal with each subsidiary’s obligations to implement its business normalization plan, which is a two-year plan renewed every two years until the MOU terminates, that was prepared by each subsidiary and approved by the KDIC. Among Woori Subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank were subject to MOUs entered into with the KDIC as of December 31, 2008. Woori Investment Bank and Woori Credit Card, which had formerly entered into MOUs with the KDIC, were merged into Woori Bank in 2003 and 2004, respectively (see Note 1), and the targets set forth in the MOU applying to Woori Bank were adjusted accordingly to reflect such mergers.

In the event that the KDIC determines that a subsidiary has failed to implement its business normalization plan or to meet financial ratio targets, the KDIC may impose sanctions on directors as well as employees ranging from warnings and reduction of wages to suspension or termination of employment. The KDIC may also order the subsidiary, among other things, to increase or reduce its capital or dispose of its assets, to downsize, dispose, acquire or consolidate branches or subsidiaries, to suspend or transfer a part of its operations, or to order a merger or inclusion in a holding company. In addition, Woori Subsidiaries subject to MOUs entered into with the KDIC are required to take all actions necessary (including making dividend payments) to enable the Holding Company to return to the KDIC such public funds injected by the KDIC into Woori Subsidiaries to the extent that such actions would not cause a materially adverse effect on the normalization of their business operations as contemplated by the MOUs. Management has considered these terms of the MOUs and believes that the conditions which would result in the return to the KDIC of such public funds is solely within the control of the Holding Company and therefore, capital contributions from the KDIC are reflected as permanent equity in the accompanying consolidated financial statements. Each of the MOUs also provides a termination clause under which the MOU is terminated upon the KDIC losing its status as the largest shareholder of the Holding Company.

Each of the Woori Subsidiaries subject to MOUs entered into with the KDIC has prepared and renewed every two years a business normalization plan that was approved by the KDIC, which includes profitability and financial ratio targets, recapitalization goals and deadlines, econometric models, plans to dispose of their total credits classified as substandard or below (“NPLs”), cost reduction initiatives (disposal of low return-generating fixed assets, downsizing, and others), future management and business strategies (integration, risk management, compliance, and others) and other restructuring plans. The “required execution matters” set forth the following five financial ratio targets that need to be met by Woori Bank, Kyongnam Bank and Kwangju Bank on a quarterly basis; the capital adequacy ratio, return on total assets, expense to revenue ratio (administrative and general expenses/adjusted operating income), operating income per employee (adjusted operating income/number of employees), and net NPL ratio (total credits classified as substandard or below net of allowances for possible loan losses/total credits net of allowances for possible loan losses).

As of December 31, 2009, all Woori Subsidiaries subject to MOUs entered into with the KDIC met all the financial ratio targets set forth in the MOUs.

MOU between the KDIC and the Holding Company

To allow the Holding Company to establish a clear management plan and effect that plan in order to ensure return of the public funds to the KDIC, the Holding Company entered into an Execution of Business Plan MOU with the KDIC on July 2, 2001, which also includes a business plan, financial ratio targets and a letter of undertaking as attachments. In the event that the KDIC determines that the Holding Company has failed to perform its obligations under the MOU between the KDIC and the Holding Company, the KDIC may impose sanctions on directors as well as employees of the Holding Company ranging from warnings and reduction of wages to suspension or termination of employment. If necessary, the KDIC may also order the Holding Company to take remedial measures against Woori Subsidiaries. In addition, under its MOU with the KDIC, the Holding Company is required to take all actions necessary (including making dividend payments and share buybacks) to return to the KDIC such public funds injected by the KDIC into the Company to the extent that such actions would not cause a materially adverse effect on the normalization of the Holding Company’s business operations as contemplated by the MOU. The MOU is terminated upon the KDIC losing its status as the largest shareholder of the Holding Company.

The Holding Company has prepared and renewed every two years a business plan that was approved by the KDIC, which sets forth the basis for the Holding Company to manage the normalization and integration of its subsidiaries’ operations as well as return of the public funds that have been injected into its subsidiaries. As stated above, the MOU sets financial ratio targets that need to be met by the Holding Company on a semi-annual basis, which are the capital ratio, return on total assets, expense to revenue ratio, operating income per employee, the Holding Company expense ratio (the Holding Company’s expenses/adjusted operating income of Woori Subsidiaries) and net NPL ratio.

In addition, as required under Article 6 of the Execution of Business Plan MOU entered into between the KDIC and the Holding Company, the Holding Company entered into a Management of Execution of Business Plan MOU with each Woori Subsidiary in July 2001, which also includes financial ratio targets and a business initiative plan. With the exception of various financial ratio targets specific to each Woori Subsidiary, the terms and conditions of the Management of Execution of Business Plan MOU that apply to each Woori Subsidiary are substantially identical and primarily aim to define the respective roles of the Holding Company and each Woori Subsidiary within the Company, and the scope of the Holding Company’s rights vis-à-vis each Woori Subsidiary and obligations of each Woori Subsidiary vis-à-vis the Holding Company. The specified financial ratio targets that need to be met by each Woori Subsidiary are identical to the financial ratio targets provided for in the Execution of Business Normalization Plan MOU that each of them entered into with the KDIC.

As of December 31, 2009, the Holding Company met all the financial ratio targets set forth in the MOU.

29.	Income Tax

The components of income tax expense for the years ended December 31, 2007, 2008 and 2009 were as follows:

	Korean Won (in millions)
	2007	2008	2009

Current:
Domestic	765,235	360,721	173,745
Foreign	17,402	21,957	17,858

	782,637	382,678	191,603

Deferred:
Domestic	55,484	(22,122)	185,969
Foreign	(693)	(2,699)	2,117

	54,791	(24,821)	188,086

Total income tax expense	837,428	357,857	379,689

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

	Korean Won (in millions)
	2007	2008	2009

Income before income tax expense	3,090,594	485,744	1,491,644

Tax calculated at statutory tax rate(1)	849,913	133,580	360,978
Income not taxable for tax purposes	(71,458)	(76,509)	(78,250)
Expense not deductible for tax purposes	109,129	92,044	103,311
Increase (decrease) in valuation allowance affecting income tax expenses	(46,455)	24,364	(5,534)
Statutory tax rate change	—	187,631	2,363
Other	(3,701)	(3,253)	(3,179)

Income tax expense	837,428	357,857	379,689

(1)	27.5% for 2007 and 2008, 24.2% for 2009

Pursuant to amendments to the Corporation Income Tax Law in 2008, the statutory tax rates changed from 14.3% for the first 100 million Won and 27.5% for any excess amount in 2007 to 12.1% for the first 200 million Won and 27.5% for any excess amount in 2008, 12.1% for the first 200 million Won and 24.2% for the excess amount in 2009, and 11.0% for the first 200 million Won and 22.0% for the excess amount in 2010 and thereafter.

In 2009, the Corporation Income Tax Law was further amended to defer the aforementioned effective date of the statutory tax rates of 11.0% for the first 200 million Won and 22.0% for the excess amount from 2010 and thereafter to 2012 and thereafter. As a result of the change in statutory tax rates, income tax expenses increased by 2,363 million Won and deferred income tax assets related to temporary differences decreased by 10,725 million Won and other comprehensive income decreased by 8,362 million Won, respectively.

The tax effects of temporary differences and NOLs that gave rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2008 and 2009 were as follows:

	Korean Won (in millions)
	2008	2009

Deferred tax assets:
Allowance for credit-related commitments	35,795	26,629
Valuation of trading securities	56,095	141,969
Valuation of investments	577,079	233,363
Derivatives valuation	200,851	45,956
Premises and equipment	24,506	19,553
Other temporary differences	206,607	330,211
NOL	69,818	111,059

Gross deferred tax assets	1,170,751	908,740
Less: Valuation allowance	(92,343)	(81,838)

Deferred tax assets	1,078,408	826,902

Deferred tax liabilities:
Interest income accrual	(34,467)	(21,008)
Allowance for loan losses	(119,334)	(110,310)
Valuation of trading securities	(45,302)	(40,554)

	Korean Won (in millions)
	2008	2009

Valuation of investments	(48,859)	(92,857)
Derivatives valuation	(83,948)	(40,310)
Other temporary differences	(83,514)	(24,746)

Deferred tax liabilities excluding other comprehensive income related deferred tax liabilities	(415,424)	(329,785)

Other comprehensive income related deferred tax liabilities	(177,057)	(108,593)

Gross deferred tax liabilities	(592,481)	(438,378)

Net deferred tax assets	485,927	388,524

The changes in the valuation allowance in 2007, 2008 and 2009 were as follows:

	Korean Won (in millions)
	2007	2008	2009

Beginning of the year	267,317	217,040	92,343
Extinguishment of NOL carryforwards	(3,822)	(149,061)	(4,971)
Affecting income tax expenses	(46,455)	24,364	(5,534)

End of the year	217,040	92,343	81,838

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

During the years 2001 through 2005 to the extent that certain of the deferred tax assets were realized, the valuation allowances were reduced and recorded as a reduction of deficit equity (see Note 22). The Company’s net deferred tax assets are based on the expectation of future taxable income and utilization of tax planning strategies. Based on these factors, management believes it is more likely than not that the Company will realize net deferred tax assets of 485,927 million Won and 388,524 million Won as of December 31, 2008 and 2009.

As of December 31, 2009, the Company has NOL carryforwards totaling 514,415 million Won that expire from 2010 to 2014. The valuation allowance recorded by the Company at December 31, 2009 mostly represents the NOL carryforwards which are more likely than not to expire unutilized.

As discussed in Note 1 to the consolidated financial statements, the Company adopted “Accounting for Uncertainty in Income Taxes” effective January 1, 2007. Upon adoption at January 1, 2007, the Company increased retained earnings by 75,266 million Won.

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2009 in the following table:

Korean Won
(in millions)

Total unrecognized tax benefits at January 1, 2009	20,292
Gross amount of increases for current years’ tax position	1,520
Gross amount of decreases for prior years’ tax position	(2,962)

Total unrecognized tax benefits at December 31, 2009	18,850

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and effective tax rate. As of December 31, 2009 and January 1, 2009, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate are 11,856 million Won and 10,745 million Won, respectively. The Company does not expect significant changes in the gross balance of unrecognized tax benefits to occur within the next 12 months.

The Company’s major tax jurisdiction is the Republic of Korea. In 2007, the National Tax Service completed their regular examination on Woori Bank’s income tax returns for the years 2002 through 2006 and Woori Bank has filed a tax appeal for certain issues related to this examination. The final result of this examination and related tax appeal are reflected in the consolidated financial statements. For Woori Bank and Kyongnam Bank, all tax years subsequent to 2006 remain open to examination. For Holding Company, Kwangju Bank and other subsidiaries, all tax years subsequent to 2003 remain open.

The Company’s continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. After the adoption of “Accounting for Uncertainty in Income Taxes”, the Company had a total accrued interest income in the amount of 11,581 million Won and 11,243 million Won as of December 31, 2008 and 2009, respectively, and also recorded 240 million Won and 336 million Won of unrecognized tax benefits for penalties as a component of income tax expense as of December 31, 2008 and 2009, respectively.

During 2009, the Company recognized 338 million Won of income tax benefit related to interest and 96 million Won of tax expense related to penalties.

30.	Earnings Per Share

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

Convertible debentures issued by Woori Financial were included in the computation of diluted EPS of the Company in 2007 and 2009 but excluded from the computation of diluted EPS due to their anti-dilutive effect in 2008.

The following table is a summary of the computation of EPS for the years ended December 31, 2007, 2008 and 2009:

	Korean Won
	(In millions of Won,
	except per share amount)
	2007	2008	2009

Basic income per share:
Net income	2,241,806	150,305	1,134,567
Weighted average number of common shares outstanding (shares in thousands)	806,000	805,927	806,013

Basic net income per share	2,781	187	1,408

Diluted income per share:
Net income	2,241,806	150,305	1,134,567
Subsidiary’s EPS diluted effect	(7)	—	(52)

Net income for purpose of computing diluted income per share	2,241,799	150,305	1,134,515
Weighted average number of common shares outstanding (shares in thousands)	806,000	805,927	806,013

Weighted average number of common shares outstanding—assuming dilution (shares in thousands)	806,000	805,927	806,013

Diluted net income per share	2,781	187	1,408

31.	Employee Severance Plan

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

The Company records the vested benefit obligation at the balance sheet date assuming all employees were to terminate their employment as of that date. Such vested benefit obligation is based on the severance payment due on termination as determined under Korean law and does not take into account future compensation increase or discount rate assumptions. The change in the vested benefit obligation during the year is recorded as the current year’s severance expense.

Accrued employee severance plan obligations included in “Other liabilities” as of December 31, 2007, 2008 and 2009 were as follows:

	Korean Won (in millions)
	2007	2008	2009

Balance as of January 1,	283,373	304,132	302,952
Severance plan expense	137,647	103,399	130,616
Plan payments	(120,089)	(104,566)	(216,166)
Others(1)	3,201	(13)	—

Balance as of December 31,	304,132	302,952	217,402
Contribution to severance insurance deposit(2)	(134,483)	(144,522)	(119,855)

	169,649	158,430	97,547

(1)	Represents increase in 2007 due to the acquisitions of Woori Financial and Kumho Investment Bank (See Note 3).
(2)	Includes the amount contributed to the National Pension Fund prior to April 1999 of 52 million Won, 52 million Won, and 42 million Won in 2007, 2008, and 2009, respectively.

The Company expects to make the following future severance payments to its employees upon their normal retirement age:

Korean Won
(in millions)

Expected payments in 2010	1,022
Expected payments in 2011	1,969
Expected payments in 2012	2,544
Expected payments in 2013	11,100
Expected payments in 2014	16,983
Expected payments from 2015 to 2019	171,748

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement dates. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance plan”). Such withdrawal was included in the amount of plan payments. Total interim severance payments made by the Company were 74,105 million Won, 95,066 million Won and 188,356 million Won in 2007, 2008 and 2009, respectively.

In addition to regular termination benefits, the Company made redundancy payments of 21,204 million Won, 29,942 million Won and 27,222 million Won for the years ended December 31, 2007, 2008 and 2009, respectively to 139 employees, 157 employees and 138 employees, respectively, who accepted early retirement.

32.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

When available, the fair value of the Company’s financial instruments is based on quoted market prices, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than those that are thinly traded or not quoted. In accordance with the fair value measurements accounting guidance, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. The Company characterizes active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads and where dealer quotes received do not vary widely. Inactive markets are characterized by low transaction volumes, price quotations which vary substantially among market participants, or in which minimal information is released publicly. The Company also considers nonperformance risks, including credit risk, as part of the Company’s valuation methodology for all assets and liabilities measured at fair value. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, as prescribed in the fair value hierarchy. When available, the Company uses quoted market prices to measure fair value. When observable market prices are not readily available, the Company generally estimates the fair value using techniques that rely on alternate market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instrument with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility.

As a result of the Company adopting amended fair value measurements accounting guidance, the Company has amended its techniques used in measuring the fair value of derivatives. These amendments change the way that the probability of default of a counterparty is factored into the valuation of derivative positions and include the impact of the Company’s own credit risk on derivatives measured at fair value.

The following are descriptions of valuation methodologies used by the Company to measure various financial instruments at fair value.

Trading and available-for-sale securities: The fair value of the securities included in trading assets and available for sale securities included in investments are recognized in the consolidated balance sheets based on quoted market prices, where available. For securities traded in the over-the-counter market, the Company generally determines fair value utilizing internal valuation techniques or based on prices obtained from independent pricing services or brokers. Trading and available-for-sale securities that are valued by using valuation methods and prices obtained from pricing services or brokers are generally classified as Level 2 except in the cases where such quoted prices include unobservable inputs to the models, then such financial instruments are classified as Level 3. In cases where there is limited activity or less transparency around significant inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

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

Debt valuation adjustments are applied to reflect the Company’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Company’s credit spread as observed through the credit default swap market.

Items measured at fair value on a recurring basis

The following table presents assets and liabilities measured at fair value on a recurring basis by fair-value hierarchy levels as of December 31, 2008.

Korean Won (in millions)	Level 1	Level 2	Level 3	Total

Assets measured at fair value
Trading assets
Trading securities	2,388,305	4,779,822	1,679,277	8,847,404
Foreign exchange spot contracts	—	3,378	—	3,378
Derivatives	80	10,502,626	463,351	10,966,057
Investments
Available-for-sale securities	3,861,912	18,924,835	619,114	23,405,861
Other assets-hedging derivatives	—	1,172	—	1,172
Liabilities measured at fair value
Foreign exchange spot contracts	—	4,165	—	4,165
Derivatives	9	10,226,717	1,054,882	11,281,608
Other liabilities-hedging derivatives	—	35,163	—	35,163

The following table presents assets and liabilities measured at fair value on a recurring basis by fair-value hierarchy levels as of December 31, 2009.

Korean Won (in millions)	Level 1	Level 2	Level 3	Total

Assets measured at fair value
Trading assets
Trading securities	2,899,761	6,438,769	752,339	10,090,869
Foreign exchange spot contracts	—	1,373	—	1,373
Derivatives	—	3,812,027	321,010	4,133,037
Investments
Available-for-sale securities	2,782,763	12,624,829	651,674	16,059,266
Other assets-hedging derivatives	—	419	—	419
Liabilities measured at fair value
Foreign exchange spot contracts	—	2,705	—	2,705
Derivatives	2,730	3,635,994	489,812	4,128,536
Other liabilities-hedging derivatives	—	4,649	—	4,649

Changes in level 3 items measured at fair value on a recurring basis

Financial assets and liabilities are considered Level 3 when reported fair values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. At December 31, 2008, Level 3 fair value assets of 2,761,742 million Won represented 6.39% of total assets at fair value and 1.02% of total assets. Level 3 fair value liabilities of 1,054,882 million Won represented 9.32% of total liabilities at fair value and 0.41% of total liabilities at that date. At December 31, 2009, Level 3 fair value assets of 1,725,023 million Won represented 5.70% of total assets at fair value and 0.65% of total assets. Level 3 fair value liabilities of 489,812 million Won represented 11.84% of total liabilities at fair value and 0.19% of total liabilities at that date.

The following table presents additional information about Level 3 financial assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2008.

		Realized and Unrealized Gains (Losses)			Purchases,
			Included in		issuances
			Other		and	Transfers
	January 1,	Included in	Comprehensive		settlements,	into/out of	December 31,
Korean Won (in millions)	2008	Earnings	Income	Total	net	Level 3(1)	2008

Trading assets
Trading securities	1,380,822	11,640	—	11,640	286,815	—	1,679,277
Derivatives	64,283	257,533	—	257,533	121,474	20,061	463,351
Investments
Available-for-sale securities	908,957	(359,223)	2,004	(357,219)	67,376	—	619,114
Trading liabilities
Derivatives	561,436	439,474	—	439,474	54,870	(898)	1,054,882

(1)	Transfers into or out of Level 3 are made if the inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively. The amounts presented as transfers into/out of Level 3 represent the fair value as of the beginning of the period presented, and any gains or losses occurring on these assets and liabilities during the year are presented as Level 3.

The following table presents additional information about Level 3 financial assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2009.

		Realized and Unrealized Gains (Losses)			Purchases,
			Included in		issuances
			Other		and	Transfers
	January 1,	Included in	Comprehensive		settlements,	into/out of	December 31,
Korean Won (in millions)	2009	Earnings	Income	Total	net	Level 3(1)	2009

Trading assets
Trading securities	1,679,277	11,528	—	11,528	(938,466)	—	752,339
Derivatives	463,351	(373,465)	—	(373,465)	100,246	130,878	321,010
Investments
Available-for-sale securities	619,114	458,880	84,383	543,263	(510,703)	—	651,674
Trading liabilities
Derivatives	1,054,882	(119,660)	—	(119,660)	(496,719)	51,309	489,812

(1)	Transfers into or out of Level 3 are made if the inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively. The amounts presented as transfers into/out of Level 3 represent the fair value as of the beginning of the period presented, and any gains or losses occurring on these assets and liabilities during the year are presented as Level 3.

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a non-recurring basis and are not included in the tables above. These assets and liabilities primarily include assets measured at cost that have been written down to fair value during the period as a result of an impairment.

The following table presents only balances measured at fair value during the period and still held by level within the fair-value hierarchy as of December 31, 2008, for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2008.

Korean Won (in millions)	Level 1	Level 2	Level 3

Other investment assets(1)	—	—	50,480
Loans(2)	—	—	828,238
Goodwill(3)	—	—	90,693
Premises and equipment, net(4)			32,873
Assets held-for-sale(5)	—	—	4,541

(1)	The Company recorded impairment losses amounting to 53,657 million Won during the year ended December 31, 2008.
(2)	Represents carrying values net of allowances and cumulative impairment charges of related impaired loans which are collateral dependent and are evaluated based on the fair value of the underlying collateral. The fair value of the collateral for such impaired loans is based on the appraisal value of external valuation experts, as adjusted for significant inputs related to the foreclosure proceeding for such collateral, which inputs are deemed to be unobservable. The Company accordingly classified collateral dependent loans as Level 3.
(3)	The Company recorded impairment losses amounting to 103,126 million during the year ended December 31, 2008.
(4)	The Company recorded impairment losses amounting to 6,039 million Won during the years ended December 31, 2008.
(5)	The Company recorded impairment losses amounting to 216 million Won during the years ended December 31, 2008.

The following table presents only balances measured at fair value during the period and still held by level within the fair-value hierarchy as of December 31, 2009, for which a nonrecurring change in fair value has been recorded during the years ended December 31, 2009.

Korean Won (in millions)	Level 1	Level 2	Level 3

Other investment assets(1)	—	—	88,238
Loans(2)	—	—	656,831
Goodwill(3)	—	—	65,488
Premises and equipment, net(4)			23,200
Assets held-for-sale(5)	—	—	1,725

(1)	The Company recorded impairment losses amounting to 63,443 million Won during the year ended December 31, 2009.
(2)	Represents carrying values net of allowances and cumulative impairment charges of related impaired loans which are collateral dependent and are evaluated based on the fair value of the underlying collateral. The fair value of the collateral for such impaired loans is based on the appraisal value of external valuation experts, as adjusted for significant inputs related to the foreclosure proceeding for such collateral, which inputs are deemed to be unobservable. The Company accordingly classified collateral dependent loans as Level 3.
(3)	The Company recorded impairment losses amounting to 20,620 million during the year ended December 31, 2009.
(4)	The Company recorded impairment losses amounting to 2,253 million Won during the years ended December 31, 2009.
(5)	The Company recorded impairment losses amounting to 1,630 million Won during the years ended December 31, 2009.

Fair Value Disclosure

Fair value measurements and disclosure topics in the Codification requires the disclosure of the estimated fair value of financial instruments, for which it is practicable to estimate fair value with certain financial instruments excluded. The following disclosure of the estimated fair value of financial instruments and the methods and assumptions used by the Company, by type of financial instrument, in estimating fair value, not otherwise disclosed above pursuant to the fair value measurements and disclosure accounting guidance, is made by the Company in accordance with the Codification. In estimating fair values, different market assumptions and estimation methodologies could significantly affect estimated fair value amounts.

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

Other borrowed funds: The aggregate fair value for other borrowed funds is based on quoted market prices, where available. For other borrowed funds where quoted market prices are not available, a discounted cash flow model is used based on the current rates for debt with similar maturities.

Secured borrowings: The fair values for securities sold under agreements to repurchase are estimated using discounted cash flow calculations that apply interest rates currently being offered for securities sold under agreements to repurchase with similar maturities. The fair values for beneficial interests issued by the SPEs are estimated using quoted market price.

Long-term debt: The aggregate fair value for long-term debt is based on quoted market prices, where available. For long-term debt where quoted market prices are not available, a discounted cash flow model is used based on the current rates for the Company’s debt with similar maturities.

Off-balance sheet instruments: Off-balance sheet instruments include financial guarantees and commitments to extend credit. Fair value for off-balance-sheet instruments is based on an estimate of the difference between fees currently charged to enter into similar agreements and fees paid to reduce or eliminate exposure to those agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

The estimated fair values of the Company’s financial instruments as of December 31, 2008 and 2009 were as follows:

	Korean Won (in millions)
	2008		2009
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Financial assets:
Cash and cash equivalents	13,563,849	13,563,849	16,581,001	16,581,001
Restricted cash	2,760,839	2,760,839	588,350	588,350
Interest-bearing deposits in other banks	1,747,410	1,747,410	2,206,892	2,206,892
Call loans and securities purchased under resale agreements	3,692,284	3,692,284	6,524,407	6,524,407
Held-to-maturity securities	9,611,555	9,757,797	15,973,764	16,020,691
Other investment assets	2,417,207	3,296,551	2,565,159	2,615,250
Loans, net	185,667,482	184,764,830	184,058,238	183,091,579
Due from customers on acceptances	789,132	789,132	790,989	790,989
Accrued interest and dividends receivable	1,079,383	1,079,383	955,388	955,388
Loans held-for-sale	339,599	339,599	584,171	584,171
Other assets—security deposits	1,226,546	1,226,546	1,170,326	1,170,326
Other assets—off-balance sheet instruments	155,581	155,581	88,076	88,076
Financial liabilities:
Interest-bearing deposits	161,652,972	161,017,011	170,547,111	169,882,831
Non-interest bearing deposits	6,679,431	6,679,431	7,026,580	7,026,580
Call money	2,960,141	2,960,141	5,687,349	5,687,349
Acceptances outstanding	789,132	789,132	790,989	790,989
Other borrowed funds	18,458,582	18,458,582	12,835,257	12,835,257
Secured borrowings	3,400,681	3,400,029	2,276,809	2,279,478
Long-term debt	44,469,817	42,329,542	43,339,863	44,064,794
Accrued interest and payable	3,317,242	3,317,242	2,554,162	2,554,162
Other liabilities—security deposits received	281,559	281,559	295,116	295,116
Other liabilities—off-balance sheet instruments	155,581	155,581	88,076	88,076

33.	Derivative Financial Instruments and Hedging Activities

In the normal course of business, the Company enters into derivatives and foreign exchange contracts to manage the risk exposures of its customers. The Company also uses derivative instruments in reducing risk exposures relating to fluctuations in its own trading accounts, and asset and liabilities in response to interest rate and foreign exchange risks. The total notional amounts of the derivative contracts that the Company entered into as of December 31, 2008 and 2009, respectively, were as follows:

	Korean Won (in millions)
	2008	2009

Interest rate derivatives	82,613,326	150,874,313
Foreign currency derivatives	119,178,409	66,827,767
Equity derivatives	2,632,891	2,759,503
Credit derivatives	929,500	633,050
Commodity derivatives	4,300,145	861,794
Other derivatives	357,703	—

	210,011,974	221,956,427

The combined aggregate notional amount by contractual maturities of the derivative contracts as of December 31, 2009 was as follows:

	Korean Won (in millions)
	Due in	Due after one year	Due after
	one year or less	through five years	five years	Total

Interest rate derivatives	58,425,288	77,847,837	14,601,188	150,874,313
Foreign currency derivatives	47,867,647	16,350,293	2,609,827	66,827,767
Equity derivatives	2,235,097	524,406	—	2,759,503
Credit derivatives	282,770	309,414	40,866	633,050
Commodity derivatives	469,216	392,578	—	861,794

	109,280,018	95,424,528	17,251,881	221,956,427

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

For the years ended December 31, 2007, 2008 and 2009, the Company has entered into only fair value hedge relationships whereby the Company entered into a derivative contract, which was designated as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment . Changes in the fair value of the derivatives and the related hedged items are recognized currently in earnings. The Company applied fair value hedge accounting for the interest rate swap transactions that qualified for the short-cut method of hedge accounting. Since no ineffectiveness was assumed for those transactions, no ineffective portion was recognized in earnings for the years ended December 2007, 2008 and 2009.

The majority of the Company’s derivatives do not qualify for hedge accounting. Fair values of derivatives not qualifying for hedge accounting are reflected in “Trading assets” or “Trading liabilities” and any changes in fair values related to these derivatives transactions are reflected in “Trading revenue, net.” However, the fair values of derivatives qualifying for hedge accounting are included in “Other assets” or “Other liabilities” and the earnings impact of these fair value hedges is reflected in income/expense of the hedged items such as interest income or interest expense and the changes in fair value attributable to the risk being hedged for the hedged items are included in “Other non-interest income” or “Other non-interest expenses.” The following table presents amounts recognized in income related to the Company’s fair value derivative hedges for the years ended December 31, 2007, 2008 and 2009.

	Korean Won (in millions)
	Derivatives	Hedged Items

Interest rate risk
2007	(30,986)	31,120
2008	(15,238)	14,063
2009	2,967	(2,580)

Credit derivatives

The Company enters into credit derivatives primarily to facilitate client transactions. Credit derivatives derive value based on an underlying third party-referenced obligation and generally require the Company as the seller of credit protection to make payments to a buyer upon the occurrence of predefined credit events. Such credit events generally include bankruptcy of the referenced entity, debt restructuring and failure to pay under the obligation, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Company may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount. At December 31, 2009, all credit derivatives the Company has entered include only credit default swaps (“CDS”), in which the Company is the protection seller. Based on the credit quality of the underlying reference entities, all investments have been classified as investment grade and their expiration dates at December 31, 2009 are summarized as follows.

	Maximum	Less than	One to five	More than	Fair value
In millions of Won	Payout/Notional	one year	years	five years	liability

Credit default swaps	633,050	107	172,653	19,505	192,265

The maximum potential amount of future payments under CDS contracts presented in the table above is based on the notional value of the derivatives. The Company believes that the maximum potential amount of future payments for credit protection sold is not representative of the actual loss exposure based on historical experience. This maximum potential amount has not been reduced by the Company’s rights to the underlying assets and the related cash flows. In accordance with most CDS contracts, should a credit event (or settlement trigger) occur, the Company is usually liable for the difference between the protection sold and the recourse it holds in the value of the underlying assets. Thus, if the reference entity defaults, the Company will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection sold to the buyer. At December 31, 2009, the Company has not purchased protection against the credit protection sold to offset derivative contract positions.

The Company recognized gains (losses) on credit derivatives amounting to (127,292) million Won, (369,862) million Won and 89,788 million Won in 2007, 2008 and 2009, respectively, and charged the gains (losses) to current operations.

Credit related liquidity risk

Certain derivative instruments contain provisions that require the Company to post additional collateral upon the occurrence of a specified credit risk-related event. These events, which are defined by the existing derivative contracts, are primarily downgrades in the credit ratings of the Company and its affiliates. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position at December 31, 2009 is 1,060,696 million Won. The Company has posted 277,132 million Won as collateral for this exposure in the normal course of business as of December 31, 2009. If the credit-risk-related contingent features underlying these agreements were triggered on December 31, 2009, the Company would be required to post an additional 783,564 million Won of collateral to its counterparties.

34.	Commitments and Contingencies

Legal proceedings

The Company is a party to certain legal actions arising in the normal course of its operations. Other than the legal proceedings discussed below, management believes that these actions are without merit and that the ultimate liability, if any, will not materially affect the Company’s financial position, liquidity or results of operations. In the normal course of business, the Company is involved in legal proceedings. The Company accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. The accrual for a litigation loss contingency might include, for example, estimates of potential damages, outside legal fees and other directly related costs expected to be incurred.

a)	In August 2005, Woori Bank and another domestic bank were named as defendants in a lawsuit, which claimed damages of $50 million in the United States. The plaintiffs, Scott L. Baena, and the Liquidation Trustee of the Lernout & Hauspie Speech Products N.V., alleged that the defendants assisted Lernout & Houspie Korea, a Korean subsidiary of Lernout & Hauspie Speech Products N.V., in falsely inflating its financial results by entering into certain transactions with Lernout & Houspie Korea and consequently harmed Lernout & Hauspie Speech Products N.V. The claim was dismissed by the U.S. District Court by Order of Dismissal dated February 8, 2010.

b)	In December 1998, Woori Bank was named as the defendant in a lawsuit filed by Ilsung Pharmaceuticals Co., Ltd., which claimed damages of 30 billion Won. Ilsung Pharmaceuticals alleged that Woori Bank had illegally reduced its capital. In December 2003, the Seoul District Court dismissed the claim, and Ilsung Pharmaceuticals appealed the decision to the appellate court in January 2004. In January 2007, the appellate court dismissed the appeal. Ilsung Pharmaceuticals appealed to the Supreme Court of Korea in February 2007, which dismissed the appeal in April 29, 2010.

c)	Kyobo Life Insurance had brought a lawsuit against Woori Bank in July 2000, claiming damages of 10 billion Won on the allegation that Woori Bank had violated a trust agreement with Kyobo Life by investing entrusted funds in Saehan’s unsecured corporate debt securities, which subsequently underwent an out-of-court workout. The Seoul District Court’s decision in September 2001 in favor of Woori Bank was reversed by the appellate court in 2004. Woori Bank subsequently appealed the appellate court’s decision to the Supreme Court of Korea. The Supreme Court of Korea’s ruling in October 2006 found contributory negligence on the part of Kyobo Life Insurance while recognizing that the entrusted funds should not have been invested in unsecured instruments, and the case was remanded to the appellate court. In August 31, 2009, the appellate court ordered Kyobo Life Insurance to pay back 11 billion Won of the 12 billion Won in monetary damages previously paid to it by Woori Bank following the appellate court’s 2004 decision.

d)	In October, 2001, The Export-Import Bank of Korea filed a lawsuit in Seoul District Court against Kwangju Bank with respect to its obligations relating to a certificate of guarantee to be issued on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea in the amount of $100 million, of which Kwangju Bank’s exposure amounts to $41 million. In December 2003, the Seoul District Court ruled against Kwangju Bank and required it to issue a certificate of guarantee on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea. Kwangju Bank appealed this decision to the Seoul High Court, which dismissed the appeal in December 2005. Kwangju Bank appealed the decision of the appellate court to the Supreme Court of Korea in January 2006, and the Supreme Court dismissed such appeal in July 2006. Subsequently, The Export-Import Bank filed an additional lawsuit in the Seoul District Court in December 2006 requesting monetary damages in satisfaction of Kwangju Bank’s obligations relating to the certificate of guarantee. Following a decision by the trial court in August 2008 ordering Kwangju Bank to pay $41 million of monetary damages to The Export-Import Bank of Korea and Kwangju Bank’s subsequent appeal of the trial court decision, the appellate court ruled in favor of The Export-Import Bank of Korea in December 2009 but reduced the amount of monetary damages payable by Kwangju Bank to $35 million. Such appellate court decision was appealed by both The Export-Import Bank of Korea and Kwangju Bank to the Supreme Court of Korea in January 2010, where the case is currently pending. The Company has established 57.9 billion Won of allowances relating to the lawsuit.

e)	Commencing in 2005, Woori Bank marketed and sold investment fund products known as the “Woori Power Income Funds,” created and managed by Woori Credit Suisse Asset Management, to customers in Korea. The funds have experienced significant declines in value, principally as a result of investments made in securities and derivative instruments of troubled financial institutions in the U.S. and elsewhere. In November 2008, in response to complaints filed by customers who suffered losses as a result of their investment in these products, the FSS ruled that Woori Bank should compensate such customers for 30% to 50% of the investment losses they suffered due to its failure to adequately disclose the risks associated with an investment in the products. In accordance with such ruling, Woori Bank has made compensation payments to customers in the aggregate amount of approximately 1.1 billion Won through June 21, 2010. Certain customers who invested in these products through Woori Bank have opted to file lawsuits against Woori Bank based on its alleged failure to adequately disclose such risks, in order to obtain higher levels of compensation. As of June 21, 2010, 16 cases are still in process and the aggregate amount claimed against Woori Bank in such lawsuits is approximately 9 billion Won. In 14 of such lawsuits, the trial courts ruled that Woori Bank was liable for damages equal to approximately 20% to 30% of the losses suffered by the plaintiffs. These decisions were appealed to the appellate court by both the plaintiffs and Woori Bank, where they are currently pending. Additional lawsuits may be filed against Woori Bank with respect to its sales of such products, and the final outcome of such litigation remains uncertain.

f)	In 2008, certain of Woori Bank’s customers filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who have purchased KIKO products from Woori Bank were required to make large payments to Woori Bank. As of June 21, 2010, seven companies have filed lawsuits against Woori Bank alleging that the contracts under which the relevant KIKO products were sold by Woori Bank should be nullified and that Woori Bank should return payments received thereunder. The aggregate amount of such claims, as of June 21, 2010, was 32 billion Won, and such amount may increase as the lawsuits progress or in the event of further depreciation of the Won against U.S. dollar. The trial court in one of these lawsuits ruled in favor of Woori Bank in part, and the decision was appealed by the plaintiff to the appellate court where it is currently pending. Furthermore, as of June 21, 2010, five companies had filed motions for a preliminary injunction against Woori Bank in connection with KIKO products sold by it. Two such preliminary injunction motions have been ruled in Woori Bank’s favor by the trial court, two were withdrawn and one is currently pending in the appellate court. Additional lawsuits and motions for preliminary injunctions may be filed against Woori Bank with respect to KIKO products, and the final outcome of such litigation remains uncertain.

g)	Woori Bank has filed a lawsuits as a plaintiff currently pending at the Supreme Court of Korea, which are related to tax-purpose book value of stocks of Samsung Life Insurance Co., Ltd. which was donated in

June 2000, special reserve for capital gain from the sales of land in 1998 and deemed interest to employees in 1999. With respect to the lawsuits, the Company recorded 64,999 million Won as “Other Assets” in the consolidated financial statements as of December 31, 2009 in accordance with the accounting for uncertainty in income taxes of the Codification.

h)	In 2009, certain of Woori Asset Management’s customers filed lawsuits against it in connection with certain investment funds managed by Woori Asset Management which had invested in certain equity-linked securities issued by Lehman Brothers and incurred significant losses following the Lehman Brothers bankruptcy. The aggregate amount of such claims, as of June 21, 2010 was 26 billion Won, and the cases are currently pending. The Company has established 16,000 million Won of allowances relating to the lawsuit.

i)	In 2009, certain of Woori Asset Management’s customers filed lawsuits against it in connection with certain investment funds managed by Woori Asset Managment which had invested in U.S. subprime mortgage loan-related assets and incurred significant losses following the global financial crisis. The aggregate amount of such claims, as of June 21, 2010, was 6 billion Won, and the cases are currently pending. The Company has established 580 million Won of allowances relating to the lawsuit.

j)	During May 2010, Kyongnam Bank, a consolidated subsidiary of the Company, discovered that certain employees issued unauthorized bank guarantees primarily on loans and specified trusts in the amount of 435 billion Won from December 2008 to April 2010. The incident is currently under investigation by the Financial Supervisory Services (“FSS”) and the Company. As of June 21, 2010, one of counterparties had filed a lawsuit claiming 9 billion Won against Kyongnam Bank with respect to such transactions. Additional lawsuits may be filed against Kyongnam Bank with respect to such transactions, and the final outcome of such litigation remains uncertain. At December 31, 2009, the Company had accrued 47 billion won of contingent liabilities for 291 billion won in unauthorized guarantees made as of December 31, 2009. This is management’s best estimate of what the Company believes it will held liable in connection with the unauthorized guarantees made on behalf of the Company. The amount accrued could change materially as a result of the FSS investigation, the Company’s further legal actions, and the outcome of legal proceedings, if instituted against the Company.

Lease commitments

The Company leases certain office space and equipment under non-cancelable agreements. Future minimum rental commitments for non-cancelable leases as of December 31, 2009 were as follows:

	Korean Won (in millions)
	Capitalized leases	Operating leases

2010	46,985	189,216
2011	33,659	92,320
2012	17,793	88,610
2013	2,113	87,161
2014	2,113	87,286
2015 and thereafter	—	90,256

Total minimum lease payments	102,663	634,849

Amount representing interest	(6,447)

Present value of minimum lease payments	96,216

Total rental expense for the years ended December 31, 2007, 2008 and 2009 was 185,482 million Won, 228,410 million Won and 237,788 million Won, respectively.

In lieu of rent, certain lease agreements require the Company to advance a non-interest-bearing refundable deposit to the landlord for the landlord’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Company has recorded an equal amount of rent expense and interest income related to these leases of 58,312 million Won, 65,624 million Won and 68,612 million Won on deposit balances of 1,121,972 million Won, 1,194,003 million Won and 1,135,628 million Won for the years ended December 31, 2007, 2008 and 2009, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

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

Management computes specific and probable loss components for credit-related commitments. As of December 31, 2007, 2008 and 2009, the allowance for credit-related commitments amounted to 155,814 million Won, 299,966 million Won and 296,442 million Won, respectively, which is reported in “Other liabilities.”

As of December 31, 2008 and 2009, the financial instruments whose contract amounts represent credit risk to the Company were as follows:

	Korean Won (in millions)
	2008	2009

Guarantees	19,156,143	14,596,500
Commercial letters of credit	6,852,258	6,452,370
Unused lines of credit:
Commercial	37,744,465	29,790,122
Credit cards	20,816,975	21,960,785
Consumer	6,916,175	7,251,585
Commitments to extend credit	4,623,712	3,991,373

Fund contribution commitments

On December 17, 2008 the Company committed to contribute 1,015,446 million Won to the Bond Market Stabilization Fund aimed at stabilizing the local debt market. As of December 31, 2009, the Company’s total contribution amounted to 507,723 million Won.

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2008 and 2009 were as follows:

	Korean Won (in millions)
	2008	2009

Short-term and long-term deposits	2,760,380	576,295
Available-for-sale securities	4,105,635	669,236
Held-to-maturity securities	5,485,886	8,240,975
Loans	608,375	499,821
Other pledged assets	51,925	143,257

Total	13,012,201	10,129,584

Obligation under guarantees

The Company provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The table below summarizes all of the Company’s guarantees under ASC 460 as of December 31, 2009. The maximum potential amount of future payments represents the notional amount that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

	Korean Won (in millions)
						Maximum
						potential
	Expire	Expire		Current		amount of
	within one	after one		carrying	Collateral	future
	year	year	Total	value(1)	held	payment

Financial guarantees	1,366,967	492,291	1,859,258	9,030	565,294	1,859,258
Performance guarantees	6,324,883	6,412,359	12,737,242	37,296	3,228,404	12,737,242
Liquidity facilities to SPEs	824,358	3,167,015	3,991,373	41,750	—	3,991,373
Loans sold with recourse to KAMCO	—	1,626	1,626	—	—	1,626
Credit derivatives	282,770	350,280	633,050	—	—	633,050

(1)	Recorded as other liabilities

Performance guarantees are issued to guarantee customers’ tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contract terms. They are also issued to support the customers’ obligation to supply specified products, commodities, maintenance or other services to third parties. The Company typically has recourse to recover from the customer any amounts paid under these guarantees; in addition, the Company may hold cash or other highly liquid collateral to support these guarantees. In connection with financial guarantees and performance guarantees, the Company has recognized net unearned income amounting to 14,707 million Won and 15,181 million Won as of December 31, 2008 and 2009, respectively. Unearned income is included in “Other liabilities.”

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines to SPEs. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Company had commitments to provide liquidity to SPEs in amounts up to 5,497,794 million Won, 4,623,712 million Won and 3,991,373 million Won as of December 31, 2007, 2008 and 2009, respectively. Although the Company did not sell assets to some of these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. The

Company has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

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

Presented in the table below is the maximum potential amount of future payments classified based upon internal and external credit ratings as of December 31, 2009.

	Investment	Non-Investment
(In millions of Won)	Grade	Grade	Not Rated	Total

Financial guarantees	1,525,870	303,514	29,874	1,859,258
Performance guarantees	9,720,446	2,898,478	118,318	12,737,242
Liquidity facilities to SPEs	3,462,073	529,300	—	3,991,373

Total	14,708,389	3,731,292	148,192	18,587,873

The Company has entered into credit derivatives with unrelated parties for credit enhancement purposes. These derivatives are recorded on the balance sheet at fair value. As of December 31, 2008 and 2009, these credit derivatives had an aggregate notional amount of 929,500 million Won and 633,050 million Won, respectively, which represents the maximum potential amount of future payments on the contracts. The carrying amount of these derivatives amounted to 484,133 million Won and 192,265 million Won of liabilities, as of December 31, 2008 and 2009, respectively.

In the normal course of the Company’s business, indemnification clauses are often included in standard contractual terms with an assessment that risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected on the consolidated balance sheet as of December 31, 2008 and 2009 related to these indemnifications.

35.	Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 95.05% and 95.95% of the Company’s loan portfolio as of December 31, 2008 and 2009, respectively. Investments in debt and equity securities of Korean entities comprised 97.52% and 98.63% of the Company’s investment portfolio as of December 31, 2008 and 2009, respectively.

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

The table below indicates major products including both on-balance sheet (principally loans) and off-balance sheet (principally unused lines of credit) exposures as of December 31:

	Korean Won (in millions)
	2008			2009
	Credit	On-balance	Off-balance	Credit	On-balance	Off-balance
	exposure	sheet(1)	sheet	exposure	sheet(1)	sheet

Commercial loans(1)	193,138,776	124,762,198	68,376,578	176,993,423	122,163,058	54,830,365
Credit cards	25,110,684	4,293,709	20,816,975	26,058,938	4,098,153	21,960,785
Consumer	67,230,603	60,314,428	6,916,175	69,300,399	62,048,814	7,251,585

Total	285,480,063	189,370,335	96,109,728	272,352,760	188,310,025	84,042,735

(1)	Includes loans and due from customers on acceptances and excludes unearned income.
(2)	In addition, the Company has exposure to credit derivatives in the notional amount of 929,500 million Won and 633,050 million Won as of December 31, 2008 and 2009, respectively.

36.	Related Party Transactions

The Company considers transactions with its majority shareholder (KDIC), directors, employees and trust accounts to be related party transactions. A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits and debt securities. These transactions are carried out on commercial terms and conditions and at market rates.

Loans to related parties

The table below summarizes the changes in the amount of loans to KDIC, trust accounts, directors and executive officers, and employees.

	Korean Won (in millions)
	2007			2008			2009
	KDIC	Directors	Employees	KDIC	Directors	Employees	KDIC	Directors	Employees

Loan as of January 1	25,600	39	179,806	25,600	69	220,862	25,600	29	254,935
New loans	—	69	64,374	—	—	124,354	—	101	126,103
Repayments	—	(39)	(23,318)	—	(40)	(90,281)	(25,600)	(33)	(142,533)

Loan as of December 31	25,600	69	220,862	25,600	29	254,935	—	97	238,505

Other balances as of December 31, 2007, 2008 and 2009 and the related expense and income for the years then ended for related party transactions were as follows:

	Korean Won (in millions)
	2007				2008				2009
	KDIC	Trust(1)	Directors	Employees	KDIC	Trust(1)	Directors	Employees	KDIC	Trust(1)	Directors	Employees

Debt securities	1,625,471	—	—	—	540,161	—	—	—	401,121	—	—	—
Other assets	—	9,911	—	—	—	12,894	—	—	—	5,320	—	—
Other borrowed funds	—	4,137,759	—	—	—	4,130,672	—	—	—	2,603,490	—	—
Fees and commissions income	—	24,999	—	—	—	33,835	—	—	—	22,397	—	—
Interest income on loans	1,397	—	2	9,620	1,593	—	1	12,984	852	—	1	11,439
Interest income on securities	105,303	—	—	—	23,184	—	—	—	23,930	—	—	—
Interest expense on other borrowed funds	—	179,605	—	—	—	252,124	—	—	—	103,712	—	—
Trading revenue, net	(328)	—	—	—	1,153	—	—	—	(283)	—	—	—
Investment securities gain, net	376	—	—	—	196	—	—	—	63	—	—	—

(1)	Trust accounts are explained in Note 39.

37.	Subsidiaries

Subsidiaries of the Holding Company as of December 31, 2008 and 2009 were as follows:

	Country of	Percentage Ownership(1)
Subsidiary name	incorporation	2008	2009

Woori Finance Information System Co., Ltd.	Korea	100%	100%
Woori Asset Management Co., Ltd.	Korea	70%	100%
Woori Financial Co., Ltd.	Korea	51.35%	52.52%
Woori Autoplus 2nd Securitization Specialty Co., Ltd.(2)(3)	Korea	—	0.9%
Woori Private Equity Co., Ltd.	Korea	100%	100%
Woori Private Equity Fund(4)	Korea	46.50%	46.50%
Kumho Investment Bank Co., Ltd.	Korea	41.65%	41.44%
Woori EL Co., Ltd.(2)	Korea	100%	100%
Sahn Eagles LLC(2)(3)	U.S.A.	—	60%
Woori BK Co., Ltd.(2)	Korea	—	100%
KIB Invest LLC(2)(3)	Korea	—	0%
HUB 1st Co., Ltd(2)(3)	Korea	—	0%
Woori F&I Co., Ltd.	Korea	100%	100%
Woori AMC Co., Ltd.	Korea	51%	100%
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.(2)	Korea	100%	100%
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.(2)	Korea	100%	100%
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.(2)	Korea	100%	100%
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.(2)	Korea	100%	100%
Woori F&I Ninth Asset Securitization Specialty Co., Ltd.(2)	Korea	100%	100%
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.(2)	Korea	—	100%
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.(2)	Korea	—	100%
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.(2)	Korea	—	94.57%
Woori SB Tenth Asset Securitization Specialty Co., Ltd.(2)(3)	Korea	50%	50%
Hiking-Woori Capital Co., Ltd.(2)(3)	Hong Kong	49%	49%

	Country of	Percentage Ownership(1)
Subsidiary name	incorporation	2008	2009

Woori Bank	Korea	100%	100%
Woori Credit Information Co., Ltd.	Korea	100%	100%
P.T. Bank Woori Indonesia	Indonesia	95.18%	95.18%
Woori America Bank	U.S.A.	100%	100%
Korea BTL Infrastructure Fund	Korea	100%	100%
Woori Global Markets Asia Ltd.	Hong Kong	100%	100%
Hanvit 9th ABS Specialty Co., Ltd.(2)(3)	Korea	2.9%	2.9%
Woori Ship Mortgage 2-2 ABS Specialty Co., Ltd.(2)(3)	Korea	0.1%	0.1%
Swan SF Co., Ltd.(2)(3)	Korea	0%	0%
Woori Frontier Co., Ltd.(2)(3)	Korea	0%	0%
Consus 8th Co., LLC.(2)(3)	Korea	0%	0%
Kyongnam Bank	Korea	99.99%	99.99%
Consus 6th Co., LLC.(2)(3)	Korea	0%	0%
Kwangju Bank	Korea	99.99%	99.99%
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd.(2)(3)	Korea	—	15%
Zao Woori Bank Limited	Russia	100%	100%
Woori Bank (China) Limited	China	100%	100%
An-Dong Raja 1st Co., Ltd.(2)(3)	Korea	0%	0%
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd.(2)(3)	Korea	—	15%

(1)	Direct and indirect ownership are combined.
(2)	Established as an SPE.
(3)	As the Company is deemed the primary beneficiary, these SPEs were included in the consolidated financial statements of the Company.
(4)	Woori Private Equity Co., Ltd., as the general partner, controls Woori Private Equity Fund.

All holdings are in the common shares of the subsidiary concerned. Guaranteed trust accounts and certain VIEs, other than the SPEs listed above, which were consolidated as of December 31, 2009, are not included in the list of the subsidiaries (see Notes 1, 10 and 39).

38.	Segment Reporting

The segments presented below are based on the individual entity’s independent financial operations, the nature of the products and services provided, the type of class of customers and the Company’s management organization which the chief decision maker utilizes to allocate resources and assess performance.

•	Woori Bank segment—Woori Bank has 14 subsidiaries, which are comprised of 1 domestic company, 5 overseas companies, 1 infrastructure fund and 7 SPEs. Woori Bank is engaged in the commercial banking business and foreign exchange operations. Woori Bank segment excludes the credit card operation of Woori Bank which is included in the credit card operation segment.

•	Kyongnam Bank segment—Kyongnam Bank has 1 subsidiary, which is a SPE. Kyongnam Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southeastern part of Korea.

•	Kwangju Bank segment—Kwangju Bank has 1 subsidiary, which is a SPE. Kwangju Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southwestern part of Korea.

•	Credit card operation segment (formerly Woori Credit Card segment)—As of December 31, 2007, 2008 and 2009, the credit card operation segment includes the credit card operation of Woori Bank.

•	Securities brokerage services segment—Woori Investment & Securities Co., Ltd. (formerly LG Investment & Securities Co., Ltd.) comprises this segment and provides a full range of brokerage services, investment advice and financial planning to retail customers, and various investment banking services to corporate customers. As of December 31, 2009, Woori Investment & Securities Co., Ltd. has 12 subsidiaries, which are comprised of 1 domestic company, 8 overseas companies, 2 private equity funds, and 1 SPE. 34.96% of the shares of Woori Investment & Securities Co., Ltd. are owned by the Holding Company and the Company accounts for the investments in Woori Investments & Securities Co., Ltd. under the equity method.

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

Summaries of the business segment results in 2007, 2008 and 2009 are shown in the following table:

	Korean Won (in millions)
Year ended				Credit	Securities
December 31,	Woori	Kyongnam	Kwangju	card	brokerage		Total	Inter-segment	U.S. GAAP
2007	Bank	Bank	Bank	operation	services	Other	Segment	Transactions(1)	Adjustments	Total

Operating income	20,347,605	1,353,178	987,679	721,677	3,109,766	2,732,279	29,252,184	(2,477,263)	(12,361,365)	14,413,556
Operating expenses	18,125,687	1,132,161	835,247	551,095	2,731,201	616,101	23,991,492	(261,475)	(12,407,055)	11,322,962

Segment result	2,221,918	221,017	152,432	170,582	378,565	2,116,178	5,260,692	(2,215,788)	45,690	3,090,594

Interest and dividend income	9,969,443	1,009,482	868,351	692,533	548,540	90,870	13,179,219	(63,397)	(923,350)	12,192,472
Interest expense	6,245,243	591,378	531,701	94,989	342,123	154,770	7,960,204	(40,492)	(264,033)	7,655,679

Net interest income (loss)	3,724,200	418,104	336,650	597,544	206,417	(63,900)	5,219,015	(22,905)	(659,317)	4,536,793
Provisions for loan and lease losses, and credit-related commitments	589,442	37,638	49,681	78,703	—	3,735	759,199	14,648	(573,451)	200,396
Non-interest income	10,378,162	343,696	119,328	29,144	2,561,226	2,641,409	16,072,965	(2,413,866)	(11,438,015)	2,221,084
Non-interest expenses	11,132,517	493,051	246,224	377,403	2,369,971	284,465	14,903,631	(245,844)	(11,480,161)	3,177,626

Net non-interest income (loss)	(754,355)	(149,355)	(126,896)	(348,259)	191,255	2,356,944	1,169,334	(2,168,022)	42,146	(956,542)
Depreciation and amortization	158,485	10,094	7,641	—	19,107	173,131	368,458	10,213	(89,410)	289,261
Net income before tax	2,221,918	221,017	152,432	170,582	378,565	2,116,178	5,260,692	(2,215,788)	45,690	3,090,594
Income tax expense	567,489	60,043	39,780	46,910	115,121	20,792	850,135	(15,903)	3,196	837,428

Net income	1,654,429	160,974	112,652	123,672	263,444	2,095,386	4,410,557	(2,199,885)	42,494	2,253,166
Net income attributable to noncontrolling interest	557	—	—	—	—	771	1,328	182,472	(172,440)	11,360

Net income attributable to stockholders	1,653,872	160,974	112,652	123,672	263,444	2,094,615	4,409,229	(2,382,357)	214,934	2,241,806

Segments’ total assets	196,210,047	19,338,651	15,294,245	2,614,620	15,173,484	16,067,353	264,698,400	(15,078,077)	(18,745,742)	230,874,581

	Korean Won (in millions)
				Credit	Securities
Year ended December 31,	Woori	Kyongnam	Kwangju	card	brokerage		Total	Inter-segment	U.S. GAAP
2008	Bank	Bank	Bank	operation	services	Other	Segment	Transactions(1)	Adjustments(2)	Total

Operating income	74,402,711	2,718,602	1,354,478	1,006,075	6,767,773	2,053,488	88,303,127	(1,227,915)	(70,214,990)	16,860,222
Operating expenses	73,892,649	2,434,173	1,209,387	908,818	6,500,642	1,532,762	86,478,431	(594,501)	(69,509,452)	16,374,478

Segment result	510,062	284,429	145,091	97,257	267,131	520,726	1,824,696	(633,414)	(705,538)	485,744

Interest and dividend income	12,616,239	1,272,369	1,025,449	928,757	774,736	327,524	16,945,074	(7,969)	(1,384,240)	15,552,865
Interest expense	8,413,574	753,266	640,460	204,829	470,433	324,047	10,806,609	(65,076)	(339,150)	10,402,383

Net interest income (loss)	4,202,665	519,103	384,989	723,928	304,303	3,477	6,138,465	57,107	(1,045,090)	5,150,482
Provisions for loan and lease losses, and credit-related commitments	1,399,045	95,353	84,048	165,743	38,754	34,494	1,817,437	(1,133)	20,216	1,836,520
Non-interest income	61,786,472	1,446,233	329,029	77,318	5,993,037	1,725,964	71,358,053	(1,219,946)	(68,830,750)	1,307,357
Non-interest expenses	63,914,606	1,575,598	477,611	538,246	5,988,538	1,115,739	73,610,338	(638,194)	(69,176,403)	3,795,741

Net non-interest income (loss)	(2,128,134)	(129,365)	(148,582)	(460,928)	4,499	610,225	(2,252,285)	(581,752)	345,653	(2,488,384)
Depreciation and amortization	165,424	9,956	7,268	—	2,917	58,482	244,047	109,902	(14,115)	339,834

Net income before tax	510,062	284,429	145,091	97,257	267,131	520,726	1,824,696	(633,414)	(705,538)	485,744
Income tax expense	349,350	74,227	41,733	23,283	80,695	25,555	594,843	7,937	(244,923)	357,857

Net income	160,712	210,202	103,358	73,974	186,436	495,171	1,229,853	(641,351)	(460,615)	127,887
Net income attributable to noncontrolling interest	710	—	—	—	—	(5,368)	(4,658)	138,682	(156,442)	(22,418)

Net income attributable to stockholders	160,002	210,202	103,358	73,974	186,436	500,539	1,234,511	(780,033)	(304,173)	150,305

Segments’ total assets	228,648,625	20,811,587	15,733,156	3,842,420	17,710,022	21,152,480	307,898,290	(16,903,995)	(19,848,864)	271,145,431

	Korean Won (in millions)
				Credit	Securities
Year ended December 31,	Woori	Kyongnam	Kwangju	card	brokerage		Total	Inter-segment	U.S. GAAP
2009	Bank	Bank	Bank	operation	services	Other	Segment	Transactions(1)	Adjustments(2)	Total

Operating income	43,447,346	1,843,266	1,235,134	1,050,566	5,387,127	3,171,338	56,134,777	(1,648,255)	(37,762,136)	16,724,386
Operating expenses	42,497,610	1,586,816	1,152,156	793,685	5,262,440	2,022,246	53,314,953	(388,916)	(37,693,295)	15,232,742

Segment result	949,736	256,450	82,978	256,881	124,687	1,149,092	2,819,824	(1,259,339)	(68,841)	1,491,644

Interest and dividend income	10,485,045	1,143,089	906,869	999,784	651,128	416,077	14,601,992	(66,228)	(1,263,209)	13,272,555
Interest expense	6,739,952	603,624	488,677	128,033	304,130	449,271	8,713,687	(76,698)	(51,476)	8,585,513

Net interest income (loss)	3,745,093	539,465	418,192	871,751	346,998	(33,194)	5,888,305	10,470	(1,211,733)	4,687,042
Provisions for loan and lease losses, and credit-related commitments	1,696,040	65,152	153,987	200,682	111,860	69,399	2,297,120	174,657	82,927	2,554,704
Non-interest income	32,962,301	700,177	328,265	50,782	4,735,999	2,755,261	41,532,785	(1,582,027)	(36,498,927)	3,451,831
Non-interest expenses	33,917,923	909,114	502,437	464,970	4,844,123	1,466,942	42,105,509	(486,843)	(37,807,735)	3,810,931

Net non-interest income (loss)	(955,622)	(208,937)	(174,172)	(414,188)	(108,124)	1,288,319	(572,724)	(1,095,184)	1,308,808	(359,100)
Depreciation and amortization	143,695	8,926	7,055	—	2,327	36,634	198,637	(32)	82,989	281,594

Net income before tax	949,736	256,450	82,978	256,881	124,687	1,149,092	2,819,824	(1,259,339)	(68,841)	1,491,644
Income tax expense	189,888	62,832	20,975	62,165	35,911	34,377	406,148	11,178	(37,637)	379,689

Net income	759,848	193,618	62,003	194,716	88,776	1,114,715	2,413,676	(1,270,517)	(31,204)	1,111,955
Net income attributable to noncontrolling interest	734	—	—	—	—	17,298	18,032	(22,612)	(18,032)	(22,612)

Net income attributable to stockholders	759,114	193,618	62,003	194,716	88,776	1,097,417	2,395,644	(1,247,905)	(13,172)	1,134,567

Segments’ total assets	223,063,453	20,508,278	15,902,304	3,725,148	16,102,911	24,204,508	303,506,602	(21,542,420)	(14,940,587)	267,023,595

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under the management reporting system.
(2)	Includes adjustment for the application of the equity method under U.S. GAAP to the investments in Woori Investment & Securities Co., Ltd. and Woori AVIVA Life Insurance Co., Ltd.

The allowance for credit losses determined in accordance with U.S. GAAP for each of the segments as of December 31, 2008 and 2009 is summarized as follows:

				Credit	Securities
	Woori	Kyongnam	Kwangju	card	brokerage
	Bank	Bank	Bank	operation	services	Other	Adjustment(1)	Total

As of December 31, 2008
Allowance for loan and lease losses	2,476,655	124,859	179,061	87,807	114,843	75,980	(117,631)	2,941,574
Allowance for credit-related commitments	263,247	12,043	7,864	16,738	—	74	—	299,966

	2,739,902	136,902	186,925	104,545	114,843	76,054	(117,631)	3,241,540

As of December 31, 2009
Allowance for loan and lease losses	2,994,325	170,673	208,466	68,001	159,000	118,840	(162,359)	3,556,946
Allowance for credit-related commitments	221,442	46,714	9,402	18,823	—	61	—	296,442

	3,215,767	217,387	217,868	86,824	159,000	118,901	(162,359)	3,853,388

(1)	Includes adjustment for the application of the equity method under U.S. GAAP to the investments in Woori Investment & Securities Co., Ltd. (formerly LG Investment & Securities Co., Ltd.) and Woori AVIVA Life Insurance Co., Ltd. The entities are consolidated under Korean GAAP and are included in the securities brokerage services segment and other segment, respectively.

The charge-offs, including the charge-offs for repurchased loans, for each of the segments for the years ended December 31, 2007, 2008 and 2009 are summarized as follows:

	Korean Won (in millions)
	Woori	Kyongnam	Kwangju	Credit card
	Bank	Bank	Bank	operation	Other	Total

2007	367,610	18,058	40,827	77,819	7,585	511,899
2008	323,276	42,438	39,821	104,654	7,712	517,901
2009	1,564,734	73,681	111,002	193,079	16,731	1,959,227

Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

The following is a reconciliation of the business segment’s total assets under Korean GAAP as of December 31, 2007, 2008 and 2009 to the consolidated total assets under U.S. GAAP:

	Korean Won (in millions)
	2007	2008	2009

Segments’ total assets	264,698,400	307,898,290	303,506,602
U.S. GAAP adjustments	(18,745,742)	(19,848,864)	(14,940,587)

Cash and cash equivalents	7,771,971	7,604,753	12,338,280
Restricted cash	(6,803,921)	(5,414,405)	(3,862,048)
Interest-bearing deposits in other banks	(2,140,367)	(4,086,147)	(10,127,995)
Call loans and securities purchased	359,431	(126,824)	179,148
Trading assets	(8,079,685)	(9,901,019)	(9,854,046)
Investment	6,900,098	5,725,467	5,631,058
Loans (net of allowance for loan losses)	(11,285,157)	(10,798,748)	(8,097,387)
Due from customers on acceptances	248,606	789,132	790,989
Premises and equipment, net	(424,078)	(459,302)	(298,459)
Accrued interest and dividends receivable	(66,974)	(141,377)	(106,306)
Assets held for sale	131,560	351,096	591,227
Goodwill	46,704	(50,845)	(156,024)
Other intangible assets, net	110,922	(70,125)	(19,567)
Other assets	(5,514,852)	(3,270,520)	(1,949,457)

Inter-segment transaction	(15,078,077)	(16,903,995)	(21,542,420)

Consolidated total assets	230,874,581	271,145,431	267,023,595

The following is a reconciliation of the business segment’s operating income under Korean GAAP for the year ended December 31, 2007, 2008 and 2009 to the consolidated operating income under U.S. GAAP:

	Korean Won (in millions)
	2007	2008	2009

Segments’ operating income	29,252,184	88,303,127	56,134,777
U.S. GAAP adjustments	(12,361,365)	(70,214,990)	(37,762,136)
Interest and dividend income
Loans	(622,800)	(676,574)	(346,603)
Deposits in other banks	(22,490)	(71,507)	(70,222)
Trading assets	(831,206)	(1,180,585)	(399,850)
Investment securities	554,913	548,265	(448,151)
Call loans and securities purchased under resale agreements	(1,767)	(3,839)	1,617

	(923,350)	(1,384,240)	(1,263,209)
Non-interest income
Trust fees, net	(14,255)	(16,165)	8,733
Fees and commission income	(666,198)	(1,041,610)	(1,292,740)
Trading revenue, net:	(10,205,550)	(66,896,631)	(35,163,266)
Investment securities gain (loss), net:	(575,604)	(821,413)	(41,170)
Other non-interest income	23,592	(54,931)	(10,484)

	(11,438,015)	(68,830,750)	(36,498,927)
Inter-segment transaction	(2,477,263)	(1,227,915)	(1,648,255)

Consolidated operating income	14,413,556	16,860,222	16,724,386

39.	Trust Accounts

The Company manages funds on behalf of its customers through the operation of various trust accounts in accordance with the Korean Capital Market and Financial Investment Business Act. Trust accounts are classified into performance based trusts and guaranteed trusts.

For performance based trusts, amounts due to trust beneficiaries are based solely on the interest, dividends and gains/losses on asset sales. The performance based trusts do not represent assets and liabilities of the Company, are recorded in separate accounts from those of the banking business and are excluded from the consolidated financial statements. The Company also borrows from these trusts (see Notes 17 and 36). The total amounts of assets managed in these performance based trusts were 27,263,916 million Won and 21,381,138 million Won as of December 31, 2008 and 2009, respectively.

Guaranteed Principal Money Trusts require the Company to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Company guarantees a specified rate of return on Guaranteed Fixed Rate Money Trusts. As a result of these guarantees the potential risk and rewards generated from guaranteed trusts are transferred to the Company, therefore, such trusts are subject to consolidation by the Company. The accounts of such trusts are included in the accompanying consolidated financial statements. Total assets of the consolidated trust accounts as of December 31, 2008 and 2009 were 2,094,886 million Won and 2,016,505 million Won, respectively, and mainly consist of trading securities, loans and other assets. Liabilities of these trust accounts mainly consist of deposits from customers which amounted to 1,917,991 million Won and 1,905,857 million Won as of December 31, 2008 and 2009, respectively (see Note 16).

40.	Parent Company

Condensed financial information of the parent company is as follows:

Condensed balance sheets

	Korean Won (in millions)
	2008	2009

Assets
Interest bearing deposits in other banks:
Bank Subsidiaries	119,350	23,267
Investment in subsidiaries:
Bank Subsidiaries	13,846,282	15,234,026
Non-bank subsidiaries	1,335,442	1,394,251
Other assets	31,858	38,784

Total assets	15,332,932	16,690,328

Liabilities
Long-term debt	3,393,702	3,804,156
Other liabilities	19,152	20,155

Total liabilities	3,412,854	3,824,311

Equity	11,920,078	12,866,017

Total liabilities and equity	15,332,932	16,690,328

Condensed statements of income

	Korean Won (in millions)
	2007	2008	2009

Interest and dividend income
Deposits in other banks:
Bank Subsidiaries	5,092	10,864	3,351
Others	5,567	—	—
Investment securities:
Bank Subsidiaries	1,404	—	—
Non-bank subsidiaries	799	1,861	13,237
Others	—	—	—

Total interest and dividend income	12,862	12,725	16,588

Non-interest income	4,355	458	20,289

Total operating income	17,217	13,183	36,877

Interest expense
Other borrowed funds—Others	3,122	—	—
Long-term debt	102,050	143,982	239,224

Total interest expense	105,172	143,982	239,224

Non-interest expense	28,541	33,824	36,939

Total operating expense	133,713	177,806	276,163

Loss before equity in net income of subsidiaries	(116,496)	(164,623)	(239,286)

Equity in net income of subsidiaries:
Bank Subsidiaries	2,194,315	420,432	1,243,348
Non-bank subsidiaries	163,987	(105,504)	130,505

Total equity in net income of subsidiaries	2,358,302	314,928	1,373,853

Net income	2,241,806	150,305	1,134,567

Condensed statements of cash flows

	Korean Won (in millions)
	2007	2008	2009

Cash flows from operating activities:
Net income	2,241,806	150,305	1,134,567
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of subsidiaries	(2,358,302)	(314,929)	(1,373,853)
Dividends received from subsidiaries:
Bank Subsidiaries	473,824	200,326	2,455
Non-bank subsidiaries	28,388	47,785	13,750
Others	28,683	44,503	(39,369)

Net cash provided by (used in) operating activities	414,399	127,990	(262,450)

Cash flows from investing activities:
Proceeds from sales of investments in subsidiaries:
Non-bank subsidiaries	50,000	—	—
Purchases of investments in subsidiaries:
Bank subsidiaries	—	(880,000)	(300,000)
Non-bank subsidiaries	(271,149)	(245,584)	(22,097)
Others	(35,952)	8,922	18,010

Net cash used in investing activities	(257,101)	(1,116,662)	(304,087)

Cash flows from financing activities:
Net Increase in other borrowed funds	—	—	60,000
Proceeds from long-term debt	769,088	1,777,023	1,160,454
Payment on long-term debt	(500,000)	(500,000)	(750,000)
Cash dividends paid	(483,608)	(201,503)	—

Net cash provided by (used in) financing activities	(214,520)	1,075,520	470,454

Net increase (decrease) in cash and cash equivalents	(57,222)	86,848	(96,083)
Cash and cash equivalents, beginning of year	89,724	32,502	119,350

Cash and cash equivalents, end of year	32,502	119,350	23,267

41.	Subsequent Events

In May 2010, the Company entered into a securities purchase agreement with Hanmi Financial Corporation to acquire 175,000,000 newly issued shares of common stock of Hanmi Financial Corporation at a cash purchase price of $210 million in the aggregate ($1.20 per share). Under the agreement, the Company also has an option to purchase 25,000,000 additional newly issued shares of such stock at a cash purchase price of $30 million in the aggregate ($1.20 per share). Hanmi Financial Corporation is the holding company of Hanmi Bank, a California state chartered bank based with 27 branches throughout California and one loan production office. Hanmi Financial Corporation had consolidated total assets of $3,163 million and consolidated total liabilities of $3,013 million as of December 31, 2009 and consolidated net loss of $122 million for the year ended December 31, 2009. The completion of this transaction, upon which the Company expects to acquire a majority interest in Hanmi Financial Corporation, is subject to a number of conditions including receipt of all regulatory approvals and the approval of the shareholders of Hanmi Financial Corporation.

As discussed in Note 34 to the consolidated financial statements, during May 2010, Kyongnam Bank, a consolidated subsidiary of the Company, discovered that certain employees issued unauthorized bank guarantees primarily on loans and specified trusts and the incident is currently under investigation by the Financial Supervisory Services (“FSS”) and the Company. As of June 21, 2010, one of counterparties had filed a lawsuit claiming 9 billion Won against Kyongnam Bank with respect to such transactions. Additional lawsuits may be filed against Kyongnam Bank with respect to such transactions, and the final outcome of such litigation remains uncertain. At December 31, 2009, the Company had accrued 47 billion won of contingent liabilities. The amount accrued could change materially as a result of the FSS investigation, the Company’s further legal actions, and the outcome of legal proceedings, if instituted against the Company.