Form 20-F
period 2010-12-31
WOORI FINANCE HOLDINGS CO LTD
filed 2011-06-27
CIK 1264136

As filed with the Securities and Exchange Commission on June 27, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

806,012,779 shares of Common Stock, par value ~~W~~5,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☑ Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.  ☐ Yes  ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 has been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2010, which was ~~W~~1,130.6 = US$1.00.

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

Unless otherwise indicated, the selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by Deloitte Anjin LLC, an independent registered public accounting firm.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated Income Statement Data

	Year ended December 31,
	2006		2007		2008		2009		2010		2010(1)
	(in billions of Won except per share data)										(in millions of
											US$ except per
											share data)

Interest and dividend income	~~W~~	9,365	~~W~~	12,192	~~W~~	15,553	~~W~~	13,273	~~W~~	12,919	US$	11,426
Interest expense		5,465		7,656		10,402		8,586		7,660		6,775

Net interest income		3,900		4,536		5,151		4,687		5,259		4,651
Provision for loan losses		509		219		1,608		2,408		3,078		2,722
Provision for credit-related commitments (reversal of provision)(2)		107		(54)		157		44		169		150
Other provision(3)		36		36		71		103		171		151
Non-interest income		2,424		2,222		1,307		3,452		3,930		3,476
Non-interest expense		3,098		3,467		4,136		4,093		4,127		3,650
Income tax expense		620		837		358		379		415		367

Net income(4)		1,954		2,253		128		1,112		1,229		1,087
Net income attributable to the noncontrolling interest		3		11		(22)		(23)		(53)		(47)
Net income attributable to stockholders		1,951		2,242		150		1,135		1,282		1,134
Other comprehensive income (loss), net of tax		477		(143)		(139)		(158)		(15)		(14)
Comprehensive income (loss)		2,431		2,110		(11)		954		1,214		1,073
Comprehensive income (loss) attributable to the noncontrolling interest		3		14		(20)		(20)		(65)		(58)
Comprehensive income (loss) attributable to stockholders	~~W~~	2,428	~~W~~	2,096	~~W~~	9	~~W~~	974	~~W~~	1,279	US$	1,131

Per common share data:
Net income (loss) per share—basic	~~W~~	2,420	~~W~~	2,781	~~W~~	187	~~W~~	1,408	~~W~~	1,590	US$	1.41
Income (loss) per share before extraordinary items—basic		2,420		2,781		187		1,408		1,590		1.41
Weighted average common shares outstanding—basic (in thousands)		806,013		806,000		805,927		806,013		806,013		806,013
Net income (loss) per share—diluted(5)	~~W~~	2,420	~~W~~	2,781	~~W~~	187	~~W~~	1,408	~~W~~	1,590	US$	1.41
Income (loss) per share before extraordinary items—diluted		2,420		2,781		187		1,408		1,590		1.41
Weighted average common shares outstanding—diluted (in thousands)		806,013		806,000		805,927		806,013		806,013		806,013
Cash dividends paid per share(6)	~~W~~	600	~~W~~	250		—	~~W~~	100	~~W~~	250	US$	0.22

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,130.6 to US$1.00, the noon buying rate in effect on December 31, 2010 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	The reversal of provisions in 2007 resulted from subsequent changes in our estimation of losses related to our credit-related commitments. We determined in 2007 that a portion of our allowances for losses on credit-related commitments were no longer needed, and accordingly reversed the related portions of the provisions we had initially allocated during the year.
(3)	Mainly consists of provisions relating to (a) trade receivables and (b) repurchase obligations with respect to loans sold to the Korea Asset Management Corporation. In 2008, 2009 and 2010, we did not have any provisions relating to repurchase obligations with respect to loans sold to the Korea Asset Management Corporation.
(4)	On January 1, 2009, we adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (ASC 810-10-45-15, “Consolidation—Noncontrolling Interest in a Subsidiary”) (“ASC 810-10-45-15”). As a result, minority interests have been recharacterized as noncontrolling interests and net income (loss) attributable to noncontrolling interests, net of tax, is included in income (loss) before cumulative effect of a change in accounting principle, net of tax, and subtracted from net income (loss) to calculate net income (loss) attributable to stockholders. Corresponding items for all prior periods have been restated accordingly. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Recent Accounting Pronouncements.”
(5)	In the diluted earnings per share calculation, options outstanding to purchase our common stock in 2006, 2007 and 2008 are not deemed to have been exercised. We did not have any stock options outstanding in 2009 and 2010. Convertible debentures issued by Woori Financial, a subsidiary we acquired in September 2007, were included in the diluted earnings per share calculations for 2007, 2009 and 2010 but excluded from such calculations due to their anti-dilutive effect in 2008, while stock-based compensation awards of Woori Financial were excluded from the diluted earnings per share calculations for 2007, 2008, 2009 and 2010 due to their anti-dilutive effect. See Note 30 of the notes to our consolidated financial statements. The convertible debentures issued by Woori Financial were redeemed in May 2010.
(6)	Amounts shown for each year are cash dividends per share relating to such year, which were declared and paid in the following year. U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless those periods are the same. With respect to the 2006 fiscal year, we paid dividends in 2007 of ~~W~~600 per common share ($0.65 per common share at the noon buying rate in effect on December 29, 2006) to our stockholders. With respect to the 2007 fiscal year, we paid dividends in 2008 of ~~W~~250 per common share ($0.27 per common share at the noon buying rate in effect on December 31, 2007) to our stockholders. With respect to the 2008 fiscal year, we did not pay any dividends to our stockholders. With respect to the 2009 fiscal year, we paid dividends in 2010 of W100 per common share ($0.09 per common share at the noon buying rate in effect on December 31, 2009) to our stockholders. With respect to the 2010 fiscal year, we paid dividends in 2011 of ~~W~~250 per common share ($0.22 per common share at the noon buying rate in effect on December 31, 2010) to our stockholders. See “Item 8A. Consolidated Statements and Other Financial Information—Dividends.”

Consolidated Balance Sheet Data

	As of December 31,
	2006		2007		2008		2009		2010		2010(1)
			(in billions of Won)								(in millions
											of US$)

Assets
Cash and cash equivalents	~~W~~	7,935	~~W~~	11,553	~~W~~	13,564	~~W~~	16,581	~~W~~	15,958	US$	14,114
Restricted cash(2)		243		131		2,761		588		478		423
Interest-earning deposits in other banks		1,582		2,128		1,747		2,207		2,875		2,543
Call loans and securities purchased under resale agreements		940		1,695		3,692		6,524		4,465		3,949
Trading assets		7,576		12,173		19,817		14,225		13,100		11,587
Available-for-sale securities		28,174		27,235		23,406		16,059		19,020		16,823
Held-to-maturity securities (fair value of ~~W~~8,595 billion in 2006, ~~W~~8,120 billion in 2007, ~~W~~9,758 billion in 2008, ~~W~~16,021 billion in 2009 and ~~W~~20,158 billion ($17,830 million) in 2010)		8,614		8,216		9,612		15,974		19,905		17,606
Other investment assets(3)		1,568		2,051		2,417		2,565		2,601		2,301
Loans (net of allowance for loan losses of ~~W~~1,855 billion in 2006, ~~W~~1,736 billion in 2007, ~~W~~2,942 billion in 2008, ~~W~~3,557 billion in 2009 and ~~W~~4,874 billion ($4,311 million) in 2010)		131,928		158,130		185,667		184,058		186,331		164,807
Due from customers on acceptances		267		249		789		791		667		590
Premises and equipment, net		2,149		2,399		2,454		2,611		2,469		2,184
Accrued interest and dividends receivable		865		950		1,079		956		1,028		909
Assets held for sale		81		132		351		591		135		120
Goodwill		38		232		136		114		88		78
Other assets(4)		3,121		3,601		3,653		3,180		3,818		3,375

Total assets	~~W~~	195,081	~~W~~	230,875	~~W~~	271,145	~~W~~	267,024	~~W~~	272,938	US$	241,409

Liabilities
Deposits
Interest-bearing	~~W~~	121,688	~~W~~	140,359	~~W~~	161,653	~~W~~	170,547	~~W~~	180,207	US$	159,390
Non-interest-bearing		4,851		4,668		6,679		7,027		6,119		5,412

Total deposits		126,539		145,027		168,332		177,574		186,326		164,802
Call money		2,270		3,008		2,960		5,687		4,649		4,113
Trading liabilities		1,701		2,981		11,286		4,131		3,337		2,952
Acceptances outstanding		267		249		789		791		667		590
Other borrowed funds		12,025		13,932		18,458		12,835		12,382		10,952
Secured borrowings		2,629		3,486		3,401		2,277		3,998		3,536
Long-term debt		32,298		41,336		44,470		43,340		39,487		34,926
Accrued interest payable		2,340		2,892		3,317		2,554		2,818		2,492
Other liabilities(2)(5)		4,531		5,494		5,871		4,613		5,020		4,439

Total liabilities		184,600		218,405		258,884		253,802		258,684		228,802
Stockholders’ equity		10,426		12,114		11,920		12,866		13,968		12,354
Noncontrolling interests(6)		55		356		341		356		286		253

Total equity		10,481		12,470		12,261		13,222		14,254		12,607

Total liabilities and equity	~~W~~	195,081	~~W~~	230,875	~~W~~	271,145	~~W~~	267,024	~~W~~	272,938	US$	241,409

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,130.6 to US$1.00, the noon buying rate in effect on December 31, 2010 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Commencing with the year ended December 31, 2007, we have reclassified deposits for severance payments from restricted cash to other liabilities. See Notes 4 and 20 of the notes to our consolidated financial statements.
(3)	For a description of “other investment assets,” see Note 9 of the notes to our consolidated financial statements.
(4)	For a description of “other assets,” see Note 15 of the notes to our consolidated financial statements.
(5)	For a description of “other liabilities,” see Note 20 of the notes to our consolidated financial statements.
(6)	On January 1, 2009, we adopted ASC 810-10-45-15. As a result, minority interests have been recharacterized as noncontrolling interests and reclassified as a component of equity. Corresponding items for all prior periods have been restated accordingly.

Profitability Ratios and Other Data

	Year ended December 31,
	2006		2007		2008		2009		2010
	(in billions of Won except percentages)

Return on average assets(1)		1.13%		1.03%		0.06%		0.40%		0.47%
Return on average equity(2)		18.70		20.41		1.17		9.55		9.67
Net interest spread(3)		2.37		2.16		1.99		1.81		2.01
Net interest margin(4)		2.50		2.28		2.16		1.86		2.10
Cost-to-income ratio(5)		48.99		51.30		64.04		50.29		44.91
Average stockholders’ equity as a percentage of average total assets		6.06		5.05		4.78		4.18		4.81
Total revenue(6)	~~W~~	11,789	~~W~~	14,414	~~W~~	16,860	~~W~~	16,725	~~W~~	16,849
Operating expense(7)		8,563		11,123		14,538		12,679		11,787
Operating margin(8)		3,226		3,291		2,322		4,046		5,062
Operating margin as a percentage of total revenue		27.36%		22.83%		13.77%		24.19%		30.04%

(1)	Represents net income attributable to stockholders as a percentage of average total assets. Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.
(2)	Represents net income attributable to stockholders as a percentage of average stockholders’ equity. Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.
(3)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets.
(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(6)	Total revenue represents interest and dividend income plus non-interest income.

The following table shows how total revenue is calculated:

	Year ended December 31,
	2006		2007		2008		2009		2010
	(in billions of Won)

Interest and dividend income	~~W~~	9,365	~~W~~	12,192	~~W~~	15,553	~~W~~	13,273	~~W~~	12,919
Non-interest income		2,424		2,222		1,307		3,452		3,930

Total revenue	~~W~~	11,789	~~W~~	14,414	~~W~~	16,860	~~W~~	16,725	~~W~~	16,849

(7)	Operating expense represents interest expense plus non-interest expense, excluding provisions of ~~W~~652 billion, ~~W~~201 billion, ~~W~~1,836 billion, ~~W~~2,555 billion and ~~W~~3,418 billion for 2006, 2007, 2008, 2009 and 2010, respectively.

The following table shows how operating expense is calculated:

	2006		2007		2008		2009		2010
	(in billions of Won)

Interest expense	~~W~~	5,465	~~W~~	7,656	~~W~~	10,402	~~W~~	8,586	~~W~~	7,660
Non-interest expense		3,098		3,467		4,136		4,093		4,127

Operating expense	~~W~~	8,563	~~W~~	11,123	~~W~~	14,538	~~W~~	12,679	~~W~~	11,787

(8)	Operating margin represents total revenue less operating expenses.

Asset Quality Data

	As of December 31,
	2006		2007		2008		2009		2010
	(in billions of Won)

Total loans	~~W~~	133,740	~~W~~	159,885	~~W~~	188,632	~~W~~	187,617	~~W~~	191,185
Total non-performing loans(1)		1,354		1,121		2,088		2,489		5,855
Other impaired loans not included in non-performing loans		391		274		1,608		2,887		959
Total non-performing loans and other impaired loans		1,745		1,395		3,696		5,376		6,814
Total allowance for loan losses		1,855		1,736		2,942		3,557		4,874
Non-performing loans as a percentage of total loans		1.01%		0.70%		1.11%		1.33%		3.06%
Non-performing loans as a percentage of total assets		0.69		0.48		0.77		0.93		2.14
Total non-performing loans and other impaired loans as a percentage of total loans		1.30		0.87		1.96		2.87		3.56
Allowance for loan losses as a percentage of total loans		1.39		1.09		1.56		1.90		2.55

(1)	Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Segment Information Under Korean GAAP

The following table sets forth financial data under Korean GAAP as of or for the year ended December 31, 2010 for our business segments:

									Securities
			Kyongnam		Kwangju		Credit card		brokerage
	Woori Bank		Bank		Bank		operations		services(1)		Other		Elimination(2)		Total
							(in billions of Won)

Interest and dividend income	~~W~~	10,142	~~W~~	1,158	~~W~~	904	~~W~~	996	~~W~~	600	~~W~~	486	~~W~~	(29)	~~W~~	14,257
Interest expense		5,902		552		434		123		269		475		(47)		7,708

Net interest income		4,240		606		470		873		331		11		18		6,549

Provision for loan losses and credit-related commitments (reversal of provision)		2,255		89		136		79		12		316		(218)		2,669
Non-interest income		15,090		546		226		44		3,450		3,198		(1,890)		20,664
Non-interest expenses		15,847		860		409		520		3,473		1,494		(228)		22,375

Net non-interest income (loss)		(757)		(314)		(183)		(476)		(23)		1,704		(1,662)		(1,711)
Depreciation and amortization		129		9		9		—		1		164		62		374

Net income (loss) before tax		1,099		194		142		318		295		1,235		(1,488)		1,795
Income tax expense		231		50		36		77		69		31		1		495

Net income (loss) for the period under Korean GAAP		868		144		106		241		226		1,204		(1,489)		1,300
U.S. GAAP adjustments		39		33		(4)		15		(226)		(223)		295		(71)

Consolidated net income	~~W~~	907	~~W~~	177	~~W~~	102	~~W~~	256	~~W~~	—	~~W~~	981	~~W~~	(1,194)	~~W~~	1,229

Consolidated net income attributable to the noncontrolling interest		(12)		—		—		—		—		(60)		19		(53)
Consolidated net income attributable to the stockholders		919		177		102		256		—		1,041		(1,213)		1,282
Segments’ total assets under Korean GAAP	~~W~~	224,263	~~W~~	21,855	~~W~~	16,518	~~W~~	3,943	~~W~~	17,488	~~W~~	27,069	~~W~~	(19,708)	~~W~~	291,428
U.S. GAAP adjustments		(640)		(187)		334		184		(17,488)		(1,308)		615		(18,490)
Segments’ total assets	~~W~~	223,623	~~W~~	21,668	~~W~~	16,852	~~W~~	4,127	~~W~~	—	~~W~~	25,761	~~W~~	(19,093)	~~W~~	272,938

(1)	Includes the operations of Woori Investment & Securities, which is not a consolidated subsidiary under U.S. GAAP. We acquired a 27.3% voting interest in LGIS in October and December 2004. As a result of this acquisition, LGIS became a consolidated subsidiary under Korean GAAP (but not under U.S. GAAP) effective December 24, 2004. On March 31, 2005, we merged Woori Securities, a wholly-owned subsidiary, into LGIS and renamed the surviving entity Woori Investment & Securities, which remained a consolidated subsidiary under Korean GAAP (but not under U.S. GAAP).
(2)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under the management reporting system.

Selected Financial Information

Average Balance Sheets and Related Interest

The following tables show our average balances and interest rates for 2008, 2009 and 2010:

	Year ended December 31,
	2008					2009					2010
	Average		Interest		Average	Average		Interest		Average	Average		Interest		Average
	Balance(1)		Income(2)(3)(4)		Yield	Balance(1)		Income(2)(3)		Yield	Balance(1)		Income(2)(3)		Yield
	(in billions of Won except percentages)

Assets
Interest-earning assets
Interest-earning deposits in other banks	~~W~~	4,072	~~W~~	179	4.40%	~~W~~	4,679	~~W~~	195	4.16%	~~W~~	6,036	~~W~~	224	3.70%
Call loans and securities purchased under resale agreements		2,931		132	4.48		7,873		131	1.67		8,126		151	1.86
Trading securities(5)		11,038		524	4.75		14,241		409	2.87		9,687		370	3.82
Investment securities(5)		34,636		2,102	6.07		37,400		1,774	4.74		36,853		1,601	4.34
Loans
Commercial and industrial		98,392		6,783	6.89		106,282		6,241	5.87		106,616		6,150	5.77
Lease financing		349		28	8.10		301		32	10.51		348		41	11.86
Trade financing		12,718		514	4.05		11,090		463	4.17		12,002		314	2.61
Other commercial		9,021		690	7.65		7,538		631	8.37		7,101		607	8.56
General purpose household(6)		56,945		4,005	7.03		57,323		2,925	5.10		58,344		2,967	5.09
Mortgage		3,226		226	7.00		3,592		179	4.99		3,972		249	6.27
Credit cards(3)		1,383		282	20.27		1,556		293	18.85		1,448		245	16.94

Total loans(7)		182,034		12,528	6.88%		187,682		10,764	5.74%		189,831		10,573	5.57%

Total average interest-earning assets		234,711		15,465	6.59%		251,875		13,273	5.27%		250,533		12,919	5.16%
Non-interest-earning assets
Cash and cash equivalents		10,992		—	—		8,987		—	—		14,553		—	—
Foreign exchange contracts and derivatives		8,094		—	—		6,991		—	—		4,026		—	—
Premises and equipment		2,453		—	—		2,533		—	—		2,542		—	—
Due from customers on acceptance		519		—	—		790		—	—		729		—	—
Allowance for loan losses		(2,147)		—	—		(3,430)		—	—		(4,357)		—	—
Other non-interest-earning assets(8)		12,936		—	—		16,337		—	—		7,481		—	—

Total average non-interest- earning assets		32,847		—	—		32,208		—	—		24,974		—	—

Total average assets	~~W~~	267,558	~~W~~	15,465	5.78%	~~W~~	284,083	~~W~~	13,273	4.67%	~~W~~	275,507	~~W~~	12,919	4.69%

	Year ended December 31,
	2008					2009					2010
	Average		Interest		Average	Average		Interest		Average	Average		Interest		Average
	Balance(1)		Expense		Cost	Balance(1)		Expense		Cost	Balance(1)		Expense		Cost
	(in billions of Won, except percentages)

Liabilities
Interest-bearing liabilities
Deposits:
Demand deposits	~~W~~	25,125	~~W~~	75	0.30%	~~W~~	27,652	~~W~~	77	0.28%	~~W~~	31,831	~~W~~	73	0.23%
Savings deposits		15,850		591	3.73		21,423		403	1.88		22,586		418	1.85
Certificate of deposit accounts		21,808		1,371	6.28		15,070		775	5.14		8,314		363	4.36
Other time deposits		92,498		4,867	5.26		111,828		4,217	3.77		117,390		4,211	3.59
Mutual installment deposits		344		13	3.78		257		9	3.32		183		6	3.35

Total deposits		155,625		6,917	4.44		176,230		5,481	3.11		180,304		5,071	2.81
Call money		3,779		137	3.63		4,576		87	1.90		3,366		49	1.46
Borrowings from the Bank of Korea		943		28	3.01		1,376		20	1.36		1,407		22	1.56
Other short-term borrowings		13,001		699	5.34		14,002		450	3.21		9,565		139	1.46
Secured borrowings		3,838		192	5.00		3,422		143	4.18		3,455		144	4.18
Long-term debt		48,747		2,429	4.99		48,610		2,405	4.95		45,434		2,235	4.92

Total average interest- bearing liabilities		225,933		10,402	4.60		248,216		8,586	3.46		243,531		7,660	3.15
Non-interest-bearing liabilities
Demand deposits		6,132		—	—		4,579		—	—		4,124		—	—
Foreign exchange contracts and derivatives		10,508		—	—		11,162		—	—		6,211		—	—
Acceptances outstanding		519		—	—		790		—	—		729		—	—
Other non-interest-bearing liabilities		11,678		—	—		7,450		—	—		7,648		—	—

Total average non-interest-bearing liabilities		28,837		—	—		23,981		—	—		18,712		—	—

Total average liabilities		254,770		10,402	4.08		272,197		8,586	3.15		262,243		7,660	2.92
Average equity		12,788		—	—		11,886		—	—		13,264		—	—

Total average liabilities and equity	~~W~~	267,558	~~W~~	10,402	3.89%	~~W~~	284,083	~~W~~	8,586	3.02%		275,507		7,660	2.78%

(1)	Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.
(2)	Includes dividends received on securities, as well as cash interest received on non-accruing loans.
(3)	Interest income from credit cards is derived from interest-earning credit card receivables, and consists principally of interest on cash advances and card loans.
(4)	Excludes an interest payment of ~~W~~88 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest payment was excluded as it was a one-time event in response to the global financial crisis and the Bank of Korea generally does not pay interest on its required reserves.
(5)	We do not invest in any tax-exempt securities.
(6)	Includes home equity loans.
(7)	Includes non-accrual loans.
(8)	Includes non-interest-earning credit card receivables, principally monthly lump-sum purchase receivables, the entire balances of which are subject to repayment on the following payment due date.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2009 compared to 2008 and 2010 compared to 2009. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2009 vs. 2008						2010 vs. 2009
	Increase/(decrease)						Increase/(decrease)
	due to changes in						due to changes in
	Volume		Rate		Total(1)		Volume		Rate		Total
	(in billions of Won)

Interest-earning assets
Interest-earning deposits in other banks	~~W~~	27	~~W~~	(11)	~~W~~	16	~~W~~	57	~~W~~	(28)	~~W~~	29
Call loans and securities purchased under resale agreements		221		(222)		(1)		4		16		20
Trading securities		152		(267)		(115)		(131)		92		(39)
Investment securities		168		(496)		(328)		(26)		(147)		(173)
Loans
Commercial and industrial		544		(1,086)		(542)		20		(111)		(91)
Lease financing		(4)		8		4		5		4		9
Trade financing		(65)		14		(51)		38		(187)		(149)
Other commercial		(113)		54		(59)		(37)		13		(24)
General purpose household(2)		27		(1,107)		(1,080)		53		(11)		42
Mortgage		26		(73)		(47)		19		51		70
Credit cards		33		(22)		11		(20)		(28)		(48)

Total interest income		1,016		(3,208)		(2,192)		(18)		(336)		(354)
Interest-bearing liabilities
Deposits
Demand deposits		8		(6)		2		12		(16)		(4)
Savings deposits		208		(396)		(188)		22		(7)		15
Certificate of deposit accounts		(424)		(172)		(596)		(348)		(64)		(412)
Other time deposits		1,016		(1,666)		(650)		210		(216)		(6)
Mutual installment deposits		(3)		(1)		(4)		(3)		—		(3)
Call money		29		(79)		(50)		(23)		(15)		(38)
Borrowings from the Bank of Korea		13		(21)		(8)		(1)		3		2
Other short-term borrowings		49		(298)		(249)		(143)		(168)		(311)
Secured borrowings		(21)		(28)		(49)		1		—		1
Long-term debt		(2)		(22)		(24)		(158)		(12)		(170)

Total interest expense		873		(2,689)		(1,816)		(431)		(495)		(926)

Net interest income	~~W~~	143	~~W~~	(519)	~~W~~	(376)	~~W~~	413	~~W~~	159	~~W~~	572

(1)	Excludes an interest payment of ~~W~~88 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest payment was excluded as it was a one-time event in response to the global financial crisis and the Bank of Korea generally does not pay interest on its required reserves.
(2)	Includes home equity loans.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2010, which was ~~W~~1,130.6 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 17, 2011, the noon buying rate was ~~W~~1,085.8 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average(1)	Period-End

2006	913.7	1,002.9	954.3	930.0
2007	903.2	950.2	929.0	935.8
2008	935.2	1,507.9	1,098.7	1,262.0
2009	1,149.0	1,570.1	1,274.6	1,163.7
2010	1,104.0	1,253.2	1,155.7	1,130.6
December	1,130.0	1,155.2	1,145.5	1,130.6
2011 (through June 17)	1,065.5	1,135.6	1,102.0	1,085.8
January	1,111.0	1,128.1	1,118.9	1,119.1
February	1,100.9	1,130.6	1,117.4	1,123.7
March	1,097.3	1,135.6	1,119.3	1,097.3
April	1,068.4	1,091.8	1,083.2	1,068.4
May	1,065.5	1,101.6	1,084.4	1,078.0
June (through June 17)	1,076.2	1,091.2	1,082.3	1,085.8

Source: Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B.	Capitalization and Indebtedness

Not Applicable

Item 3C. Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D. Risk Factors

Risks relating to our corporate credit portfolio

The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our loans to small- and medium-sized enterprises increased from ~~W~~68,077 billion, or 42.6% of our total loans, as of December 31, 2007 to ~~W~~81,613 billion, or 42.7% of our total loans, as of December 31, 2010. As of December 31, 2010, on a Korean GAAP basis, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were ~~W~~3,216 billion, representing 4.3% of such loans to those enterprises. On a Korean GAAP basis, we recorded charge-offs of ~~W~~865 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2010, compared to charge-offs of ~~W~~862 billion in 2009. According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises increased through most of 2009 and further increased in 2010. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are over due by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won on a Korean GAAP basis decreased from 1.4% as of December 31, 2008 to 0.9% as of December 31, 2009 but increased to 1.3% as of December 31, 2010. Our delinquency ratio may increase further in 2011 as a result of, among other things, adverse economic conditions in Korea and globally. See “—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our liquidity and performance.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, in connection with a government program announced in October 2008 to guarantee certain foreign currency-denominated debt of Korean banks, the Korean government requested Korean banks, including our banking subsidiaries Woori Bank, Kyongnam Bank and Kwangju Bank, to enter into a memorandum of understanding relating to the rationalization of their management operations. Each of Woori Bank, Kyongnam Bank and Kwangju Bank entered into such a memorandum of understanding with the Financial Supervisory Service in November 2008, pursuant to which they were each required, among other things, to help improve the liquidity position of small-and medium-sized enterprises and exporters by providing them with adequate financing and to endeavor to alleviate burdens on low-income debtors by extending maturity dates or by delaying interest payments on their loans. In addition, the Korean government requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the “fast track” programs established by Woori Bank, Kyongnam Bank and Kwangju Bank, which are effective through December 31, 2011, liquidity assistance is provided to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by such banks. The overall prospects for the Korean economy in 2011 and beyond remain uncertain, and the Korean government may extend existing policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprises resulting from such government-led initiatives may have a material adverse effect on our results of operations and financial condition.

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

As of December 31, 2010, the total amount of loans provided by us to construction and shipbuilding companies in Korea amounted to ~~W~~10,948 billion and ~~W~~3,171 billion, or 5.7% and 1.7% of our total loans, respectively. We also have other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts. In the case of construction companies, we also have potential exposures in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects, as well as commitments to purchase asset-backed securities secured by the assets of companies in the construction industry and other commitments we enter into relating to project financing for such real estate projects which may effectively function as guarantees. In October 2009, we received a reprimand from the Financial Supervisory Service about our prior internal approval processes and the activities of certain responsible officers and employees of Woori Bank’s trust management operations in connection with such commitments, and we took certain remedial actions in response to such reprimand.

The construction industry in Korea has experienced a downturn in recent years, due to excessive investment in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of the deterioration of the Korean economy commencing in the second half of 2008. In October 2008, the Korean government implemented a ~~W~~9 trillion support package for the benefit of the Korean construction industry, including a program to buy unsold housing units and land from construction companies. The shipbuilding industry in Korea has also experienced a severe downturn in recent years due to a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In response to the deteriorating financial condition and liquidity position of borrowers in the construction and shipbuilding industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in the first half of 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including Woori Bank, Kyongnam Bank and Kwangju Bank) and the Korean government. In addition, in June 2010, the Financial Services Commission and the Financial Supervisory Service announced that, following credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea with outstanding debt of ~~W~~50 billion or more, 65 companies had been selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Of such 65 companies, 16 were construction companies and three were shipbuilding companies. However, there is no assurance that these measures will be successful in stabilizing the Korean construction and shipbuilding industries.

Principally as a result of the deterioration in the asset quality of our credit exposures to construction companies (including in the form of real estate project financing loans) and shipbuilding companies and the commencement of workout procedures with respect to a number of these companies in 2010, the ratio of the our non-performing loans to our total loans increased from 1.33% as of December 31, 2009 to 3.06% as of December 31, 2010, and our provision for loan losses increased from ~~W~~2,408 billion in 2009 to ~~W~~3,078 billion in 2010. The allowances that we have established against our credit exposures to Korean construction and shipbuilding companies may not be sufficient to cover all future losses arising from these and other exposures. If the credit quality of our exposures to Korean construction and shipbuilding companies declines, we may be required to take substantial additional loan loss provisions, which could adversely impact our results of operations and financial condition. Furthermore, although a portion of our loans to construction and shipbuilding companies are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such loans.

We also have construction-related credit exposures under our project financing loans for real estate development projects in Korea. In light of the general deterioration in the asset quality of real estate project financing loans in Korea in recent years, Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, implemented a uniform set of guidelines regarding the evaluation of real estate development projects and asset quality classification of project financing loans for such projects in September 2010. Under these guidelines, which became effective from the third quarter of 2010, Korean banks are generally required to apply more stringent criteria in evaluating the asset quality of real estate project financing loans. As a result, we may be required to establish additional allowances with respect to our outstanding real estate project financing loans, which could adversely affect our financial condition and results of operations.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, credit-related commitments and other exposures) as of December 31, 2010, 14 were to companies that were members of the 30 largest chaebols in Korea. As of that date, the total amount of our exposures to the 30 largest chaebols was ~~W~~35,833 billion, or 13.6% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2010, our 20 largest exposures to corporate borrowers totaled ~~W~~38,629 billion, which represented 14.7% of our total exposures. As of that date, our single largest corporate exposure was to the Korean government, to which we had outstanding credits in the form of debt securities of ~~W~~11,274 billion, representing 4.3% of our total exposures. Aside from exposure to the Korean government and government-related agencies, our next largest exposure was to STX Offshore & Shipbuilding Co., Ltd., to which we had outstanding exposure of ~~W~~1,740 billion representing 0.7% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2010, our credit exposures to companies that were in workout or corporate restructuring amounted to ~~W~~2,971 billion or 1.4% of our total credit exposures, of which ~~W~~1,960 billion or 66.0% was classified as substandard or below and all of which was classified as impaired. As of the same date, our allowances for loan losses on these credit exposures amounted to ~~W~~1,359 billion, or 45.7% of these exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2010 to companies in workout or restructuring amounted to ~~W~~3,256 billion, or 1.2% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

We have exposure to member companies of the Kumho Asiana Group, and financial difficulties of these companies may adversely impact us.

Several member companies of the Kumho Asiana Group, one of Korea’s largest chaebols, have been experiencing financial difficulties, including as a result of their heavily leveraged acquisition of Daewoo Engineering & Construction Co., Ltd. in 2006 and the subsequent global financial crisis commencing in the second half of 2008. In January 2010, Kumho Tires Co., Inc. and Kumho Industrial Co., Ltd. agreed with their creditors, including us, to begin an out-of-court debt restructuring program under the Corporate Restructuring Promotion Act. In addition, Kumho Petrochemical Co., Ltd. and Asiana Airlines announced that they would undergo a voluntary restructuring, in return for which their creditors, including us, agreed to a suspension of payments on the two companies’ debt until the end of 2010. These four companies are member companies of the Kumho Asiana Group. As of December 31, 2010, our aggregate credit exposures to Kumho Tires, Kumho Industrial, Kumho Petrochemical and Asiana Airlines, consisting primarily of loans extended to such companies and also including other exposures such as project finance-related exposures, amounted to ~~W~~1,417 billion, of which ~~W~~460 billion were classified as substandard or below. As of December 31, 2010, our allowances for credit losses with respect to such credit exposures amounted to ~~W~~60 billion. We also had exposure relating to put options granted to us in connection with our co-investment in Daewoo Engineering & Construction with the Kumho Asiana Group (although such put options are not recorded as part of our assets in our consolidated financial statements prepared under U.S. GAAP). The fair value of our holdings of Daewoo Engineering & Construction shares was ~~W~~151 billion as of December 31, 2010. Moreover, in the first five months of 2011, we extended additional loans to such companies in the aggregate amount of approximately ~~W~~34 billion and provided additional guarantees in the aggregate amount of ~~W~~5 billion. We also converted an aggregate of ~~W~~113 billion of our loans to such companies into equity interests in such companies in connection with such restructuring programs. Our allowances may not be sufficient to cover all future losses arising from our exposures to these companies. Furthermore, in the event that the financial condition of these companies deteriorates further in the future, we may be required to record additional provisions for credit losses, as well as charge-offs and valuation or impairment losses or losses on disposal, which may have a material adverse effect on our financial condition and results of operations.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans has grown from ~~W~~59,523 billion as of December 31, 2007 to ~~W~~63,701 billion as of December 31, 2010. Our credit card portfolio has also increased from ~~W~~3,325 billion as of December 31, 2007 to ~~W~~4,354 billion as of December 31, 2010. As of December 31, 2010, our consumer loans and credit card receivables represented 33.3% and 2.3% of our total lending, respectively.

The growth in our consumer loan portfolio in recent years, together with adverse economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in asset quality. Our consumer loans classified as substandard or below increased from ~~W~~241 billion, or 0.4% of our consumer loan portfolio, as of December 31, 2007 to ~~W~~560 billion, or 0.9% of our consumer loan portfolio, as of December 31, 2010. We charged off consumer loans amounting to ~~W~~109 billion in 2010, as compared to ~~W~~486 billion in 2009, and recorded provisions in respect of consumer loans of ~~W~~146 billion in 2010, as compared to ~~W~~310 billion in 2009. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, has decreased slightly from ~~W~~30,967 billion, or 52.0% of our total outstanding consumer loans, as of

December 31, 2007 to ~~W~~30,759 billion, or 48.3% of our total outstanding consumer loans, as of December 31, 2010.

In our credit card segment, outstanding balances overdue by 30 days or more increased from ~~W~~71 billion, or 2.1% of our credit card receivables, as of December 31, 2007 to ~~W~~103 billion, or 2.4% of our credit card receivables, as of December 31, 2010. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2010, these restructured loans amounted to ~~W~~34 billion, or 0.8% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 3.2% of our credit card balances as of December 31, 2010. We charged off credit card balances amounting to ~~W~~140 billion in 2010, as compared to ~~W~~203 billion in 2009, and recorded provisions in respect of credit card balances of ~~W~~60 billion in 2010, as compared to ~~W~~125 billion in 2009. Delinquencies may increase in the future as a result of, among other things, adverse economic conditions in Korea, difficulties experienced by other credit card issuers that adversely affect our customers, additional government regulation or the inability of Korean consumers to manage increased household debt.

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

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following successive extensions by the Korean government, is expected to continue until April 2013. Under the pre-workout program, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of less than ~~W~~500 million who are in arrears on their payments for more than 30 days but less than 90 days. Our participation in such pre-workout program and other government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

A decline in the value of the collateral securing our consumer loans and our inability to realize full collateral value may adversely affect our consumer credit portfolio.

A substantial portion of our consumer loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 60% of the appraised value of collateral (except in areas of high speculation designated by the government where we generally limit our lending to 40% to 60% of the appraised value of collateral) and to periodically re-appraise our collateral, a downturn in the real estate markets in Korea in recent years has resulted in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values decline further in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any future declines in the value of the real estate or other collateral securing our consumer loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

Separately, on May 17, 2011, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced its plans to privatize us through a sale of up to the entire 56.97% equity stake (and a minimum of a 30% equity stake) held by the Korean government through the KDIC. Such announcement superceded the prior privatization plans announced in July 2010. According to the latest privatization plan, the sale will be effected by a competitive bidding process open to domestic and foreign investors, with the preliminary bidding process open from May 18, 2011 to June 29, 2011. In its announcement on May 17, 2011, the Korean government further reconfirmed its previously announced intent to cause the memorandum of understanding between us and the KDIC to be amended or terminated upon the completion of the privatization transaction, depending on the KDIC’s shareholding in us after the transaction, to promote our transition to private sector control. Our privatization may result in our merger with, or integration into, another financial institution. However, the implementation of the Korean government’s privatization plan may be delayed or changed depending on a variety of factors, such as domestic and international economic conditions, and there can be no assurance that such privatization plan will be implemented as contemplated or at all.

In addition, we purchased certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank through our wholly-owned subsidiary, Woori FG Savings Bank Co., Ltd., which began operating in March 2011. As part of our strategy, we intend to continue to seek opportunities to expand our overseas operations, including potentially through acquisitions and investments in the U.S., Europe and Asia. The integration of our subsidiaries’ separate businesses and operations, as well as those of any companies we may merge with or acquire in the future, could require a significant amount of time, financial resources and management attention, and may result in increased capital requirements and greater credit and other exposures. Moreover, the integration process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel.

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

Accordingly, we may not be able to realize the anticipated benefits of our current or any future reorganization and integration plan and any future mergers or acquisitions that we pursue or undergo, and our business, results of operations and financial condition may suffer as a result.

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

In 2007, our subsidiary Woori Bank reduced or waived many of the fees it charges on its banking services, in response to customer demand and to similar measures taken by other commercial banks in Korea. Specifically, Woori Bank reduced or waived its fees on fund transfers through its ATMs, and exempted its fees on fund transfers through its mobile banking services. Woori Bank also waived the fees it charges on the opening of household checking accounts and on the issuance of bankers’ checks and certain tax-related statements. In addition, in March 2008, we began a stockholder benefits program whereby Woori Bank would reduce or waive various fees, including foreign exchange-related commissions and credit card annual membership fees, for holders of ten shares or more of our common stock. These and other fee reduction or waiver measures that we may implement in the future may adversely affect our fee income.

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

In addition, we and our subsidiaries may not be able to pay dividends to the extent that such payments would result in a failure to meet any of the applicable financial targets under our respective memoranda of understanding with the Korea Deposit Insurance Corporation, or the KDIC. See “— Other risks relating to our business—Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial harm to us or our subsidiaries.”

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

In addition, we believe that regulatory reforms, including the Financial Investment Services and Capital Markets Act which became effective in February 2009, and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s agreement in November 2010 to acquire a controlling interest in Korea Exchange Bank from the Lone Star funds. We expect that consolidation in the financial industry will continue. In particular, the Korean government has announced that it plans to privatize the Korea Development Bank. Other financial institutions may seek to acquire or merge with such or other entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly, our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

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

During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In addition, in line with similar actions taken by monetary authorities in other countries, from the third quarter of 2008 to the first quarter of 2009, the Bank of Korea decreased its policy rate by a total of 325 basis points in order to address financial market instability and to help combat the slowdown of the domestic economy and left the key interest rate unchanged at 2.00% throughout 2009. However, while the rate of deterioration of the global economy has slowed since the second half of 2009, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2011 and beyond remain uncertain. For example, many governments worldwide, in particular in Greece, Portugal, Spain and other countries in southern Europe, have shown signs of fiscal stress and may experience difficulties in meeting their debt service requirements. In addition, recent political instability in various countries in the Middle East and Northern Africa, including in Egypt, Tunisia, Libya and Bahrain, have resulted in volatility and uncertainty in the global financial and energy markets. Moreover, the earthquake and tsunami that occurred in the northeast part of Japan in March 2011 and the resulting releases of radiation from damaged nuclear power plants in the area have added to the uncertainty in global economic prospects. Any of these or other developments could potentially trigger another financial and economic crisis. Furthermore, while many governments worldwide are considering or are in the process of implementing “exit strategies,” in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. From the second half of 2008 to the first half of 2010, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular fluctuated widely. While such fluctuations have generally stabilized in the second half of 2010 and into 2011, there is no guarantee that they will not occur again in the future. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

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

Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet certain financial and business targets on a semi-annual and/or quarterly basis until the end of 2011. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As a result of deteriorating economic and financial market conditions in Korea and globally, both we and Woori Bank failed to meet our respective return on assets targets, expense-to-revenue ratio targets and operating income per employee targets as of December 31, 2008. In September 2009, the KDIC imposed an institutional warning on us and Woori Bank, as well as reprimands and warnings on 11 current and former executive officers of Woori Bank, in connection with our and Woori Bank’s failures to meet such financial targets, including as a result of losses incurred on collateralized debt obligations and other credit derivatives. In February and October 2010 and February 2011, the KDIC imposed institutional warnings on Woori Bank in connection with its failure to meet its financial targets with respect to operating income per employee as of September 30, 2009 and return on assets and non-performing loan ratio as of June 30 and September 30, 2010, respectively. In October 2010, KDIC imposed an institutional warning on Kyongnam Bank, as well as reprimands and warnings on 10 current and former executive officers of Kyongnam Bank, in connection with certain fraudulent transactions undertaken on behalf of Kyongnam Bank by certain employees and their potential impact on Kyongnam Bank. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Kyongnam Bank.” In April 2011, the KDIC imposed another institutional warning on us and Woori Bank, as well as a warning on the former chief executive officer of Woori Bank, in connection with our and Woori Bank’s failure to meet our financial targets with respect to our return on assets and non-performing loan ratio as of December 31, 2010. We, Woori Bank, Kyongnam Bank and Kwangju Bank entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC in March 2011.

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

We have provided certain assets as collateral for our secured borrowings in recent years. These secured borrowings often take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our balance sheet. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. As of December 31, 2010, the aggregate amount of assets we had provided as collateral for our secured borrowings was ~~W~~5,237 billion. As of that date, we had established allowances of ~~W~~19 billion in respect of possible losses on those assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets to the extent those payments or recovery shortfalls exceed our allowances.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

Interest rates in Korea have been subject to significant fluctuations in recent years. In late 2008 and early 2009, the Bank of Korea reduced its policy rate by a total of 325 basis points to support Korea’s economy amid the global financial crisis, and left the key interest rate unchanged at 2.00% throughout 2009. In an effort to stem inflation amid improved growth prospects, the Bank of Korea increased its policy rate to 2.25% in July 2010, 2.50% in November 2010, 2.75% in January 2011, 3.00% in March 2011 and 3.25% in June 2011. All else being equal, an increase in interest rates leads to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

Our banking subsidiaries meet a significant amount of their funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2010, approximately 92.7% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. Our banking subsidiaries may also be required to seek more expensive sources of short-term and long-term funding to finance their operations. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

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

As of December 31, 2010, our banking subsidiaries held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the KDIC, the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) with a total book value of ~~W~~19,798 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We and our commercial banking subsidiaries may be required to raise additional capital to maintain our capital adequacy ratio or for other reasons, which we or they may not be able to do on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio, which is the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, of 8.0%. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.” In addition, each of our commercial banking subsidiaries is required to maintain a minimum combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated basis. In both cases, Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. In addition, the current terms of the memoranda of understanding among us, our subsidiaries and the KDIC require us and our subsidiaries to meet specified capital adequacy ratio requirements. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As of December 31, 2010, our capital ratio and the capital adequacy ratios of our subsidiaries exceeded the minimum levels required by both the Financial Services Commission and these memoranda. However, our capital base and capital adequacy ratio or those of our subsidiaries may deteriorate in the future if our or their results of operations or financial condition deteriorates for any reason, or if we or they are not able to deploy their funding into suitably low-risk assets. To the extent that our subsidiaries fail to maintain their capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on them ranging from a warning to suspension or revocation of their licenses.

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

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements, while Kyongnam Bank and Kwangju Bank (both of which are in the process of establishing an internal ratings-based approach) currently use a standardized approach. In October 2008, the Financial Supervisory Service approved Woori Bank’s internal ratings-based approach for credit risk. For regulatory reporting purposes, from September 30, 2008, Woori Bank has implemented its internal ratings-based approach for credit risk, beginning with its credit risk with respect to retail, small- and medium-size enterprises and large corporate loans and asset-backed securities portfolios, and plans to further implement its internal ratings-based approach to its specialized lending portfolio upon approval by the Financial Supervisory Service. A standardized approach will be used in measuring credit risk for those classes of exposure for which Woori Bank’s internal ratings-based approach has not yet been implemented, as well as for certain classes of exposure (including those to the Korean government, public institutions and other banks) for which the internal ratings-based approach will not be applied. Woori Bank plans to implement an “advanced internal ratings-based approach” for credit risk in the near future. Woori Bank also implemented a standardized approach for operational risk beginning on January 1, 2008, and implemented an “advanced measurement approach” for operational risk in June 2009.

While we believe that Woori Bank’s implementation of an internal ratings-based approach in 2008 increased its capital adequacy ratio and led to a decrease in its credit risk-related capital requirements as compared to those under its previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in Woori Bank’s credit risk capital requirements in the future, which may require it to either improve its asset quality or raise additional capital.

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision is expected to begin implementing the new set of measures, referred to as Basel III, from 2013. The timing and scope of implementation of Basel III in Korea remain uncertain. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including our commercial banking subsidiaries.

See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

We engage in limited activities relating to Iran and may become subject to sanctions under relevant laws and regulations of the United States and other jurisdictions as a result of such activities, which may adversely affect our business and reputation.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, enforces certain laws and regulations that impose restrictions upon U.S. persons with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such OFAC sanctions, including Iran. Even though non-U.S. persons are not directly bound by such OFAC sanctions, in recent years OFAC has asserted that such non-U.S. persons can be held liable if they “cause” violations by U.S. persons. The European Union, or E.U., also enforces certain laws and regulations that impose restrictions upon nationals and entities of, and business conducted in, E.U. member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such E.U. sanctions, including Iran. The United Nations Security Council and other governmental entities also impose similar sanctions.

In addition, in July 2010, the United States adopted legislation that expands the potential for U.S. economic sanctions against foreign companies doing business with Iran in certain sectors. The Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, or the CISADA, among other things, expands the scope of sanctionable activities relating to the development of petroleum and gas resources in Iran, the export of refined petroleum products to Iran, and the development of refining capacity in Iran. These sanctionable activities could include the provision of goods and services (including financing) in connection with such projects. The CISADA also expands the severity of potential sanctions available under the Iran Sanctions Act, as amended, and imposes mandatory investigation and reporting requirements designed to increase the likelihood of enforcement. A range of sanctions may be imposed on companies that engage in sanctionable activities, including among other things the blocking of any property subject to U.S. jurisdiction in which the sanctioned company has an interest, which could include a prohibition on transactions or dealings involving securities of the sanctioned company.

Pursuant to the CISADA, the Secretary of the U.S. Treasury has also issued regulations prohibiting or strictly controlling opening or maintaining a correspondent account or a payable-through account in the United States for a foreign financial institution that has been found by the Secretary of the U.S. Treasury to knowingly facilitate Iran’s efforts to acquire weapons of mass destruction, Iran’s support of foreign terrorist groups, the activities of a person subject to relevant United Nations Security Council resolution sanctions, or any significant transaction supporting the Iranian Revolutionary Guard Corps (or an entity designated as an affiliate thereof under the OFAC sanctions) or a financial institution whose property is blocked under the OFAC sanctions due to activities related to weapons of mass destruction or terrorism.

Korea has also adopted a sanctions programme targeting Iran in accordance with the series of relevant resolutions adopted by the United Nations Security Council. In particular, in September 2010, the Korean government announced broad sanctions implementation guidelines covering financial, trade, transportation and energy-related activities with Iran, which also included a proposal to facilitate legitimate trade between Korea and Iran through Won-denominated settlement accounts to be opened by Bank Markazi Jomhouri Islami Iran (the Central Bank of Iran, or CBI) at certain Korean banks for such purpose.

Woori Bank, our consolidated subsidiary, operates certain accounts for CBI, which were opened pursuant to a service agreement entered into by Woori Bank and CBI in September 2010 to facilitate trade between Korea and Iran. The accounts opened by CBI consist of Won-denominated accounts which are used for the settlement of exports of goods to Iran by Korean exporters and Won, U.S. dollar, euro and Japanese Yen-denominated accounts which are used for the settlement of imports of oil and gas from Iran by Korean importers. By the terms of the service agreement between Woori Bank and CBI, settlement of export and import transaction payments through such accounts opened by CBI are effected by crediting or debiting the relevant amount to or from the applicable accounts while a corresponding payment of funds is made to or from an Iranian bank by CBI, and generally does not involve any actual transfer of the relevant funds from such accounts at Woori Bank to CBI’s accounts in Iran or elsewhere for such settlement. Our commercial banking subsidiaries, including Woori Bank, also provide limited export-import financing services to Korean exporters and importers in connection with their trade transactions with Iran that are permitted under the relevant Korean sanctions, primarily by discounting, advising on or issuing letters of credit, which are settled through the accounts opened by CBI at Woori Bank. Furthermore, our commercial banking subsidiaries occasionally act as recipient bank on behalf of Korean exporters for international money transfers from Iranian importers and maintain a limited number of deposit accounts in Korea for Iranian financial institutions. In addition, Woori Bank may in the future be requested by the Korean government to participate in the settlement, through the accounts opened by CBI at Woori Bank, of certain past trade transactions involving Iran which were frozen prior to the implementation of Iran-related economic sanctions and export controls by the Korean government in 2010.

The applicable laws and regulations and banking guidelines of Korea require that trade transactions between Korean and Iranian parties be subject to prior certification and clearance by relevant Korean governmental authorities (or organizations designated thereby) to ensure compliance with Korean economic sanctions and export controls against Iran, and the settlement of payments through the accounts opened by CBI at Woori Bank are not permitted without such prior certification and clearance. While we believe that our activities relating to Iran (including the operation of such accounts) are in compliance with applicable OFAC sanctions, applicable E.U. sanctions and applicable sanctions imposed by the United Nations Security Council and other governmental entities, and we do not believe our activities would be sanctioned under CISADA or the regulations issued pursuant thereto, there is no guarantee that such activities will not be found to constitute sanctionable activities or that we will not be subjected to liability under such sanctions.

Our business and reputation could be adversely affected if the U.S. government or other governments were to determine that our Iran-related activities (including the operation of the accounts opened by CBI at Woori Bank) involve sanctionable activity under any of the relevant sanctions. Our investors may also be adversely affected if we are found to violate any of the relevant sanctions, or if any sanctions with which the investors are required to comply results in their investment in us being restricted. If we are sanctioned under the Iran Sanctions Act as amended by CISADA, such sanctions could include the blocking of any property in which we have an interest, which would effectively prohibit all U.S. persons from receiving any payments from us or our commercial banking subsidiaries, or otherwise acquiring, holding, withholding, using, transferring, withdrawing, transporting, importing, or exporting any property in which we have any interest.

Furthermore, some of our U.S. investors may be required to divest their investments in us under the laws of certain U.S. states or under internal investment policies or may decide for reputational reasons to divest such investments. We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations, or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with countries identified as state sponsors of terrorism. There can be no assurance that the foregoing will not occur or that such occurrence will not have a material adverse effect on the value of our common stock and ADSs.

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

The adoption of International Financial Reporting Standards by Korea may adversely affect our reported financial condition and results of operations.

Beginning in 2011, all listed companies in Korea are required to prepare their financial statements under International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by Korea, or IFRS. Accordingly, our quarterly and annual financial statements for 2011 and subsequent years will be prepared in accordance with IFRS. Neither we nor our subsidiaries will publish interim or annual financial information on a U.S. GAAP basis for 2011 and subsequent years. IFRS differs significantly from U.S. GAAP in certain respects. As a result, certain balance sheet and income statement items reflected in our financial statements prepared in accordance with IFRS may differ substantially from those required to be reflected under U.S. GAAP.

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

If the Financial Services Commission deems our financial condition or the financial condition of our subsidiaries to be unsound, or if we or our subsidiaries fail to meet applicable regulatory standards, such as minimum capital adequacy and liquidity ratios, the Financial Services Commission may order or recommend, among other things:

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

In September 2009, the Financial Services Commission imposed an institutional warning on us and Woori Bank in connection with Woori Bank’s losses on collateralized debt obligations and other credit derivatives in recent years. The Financial Services Commission also required Woori Bank to enter into a memorandum of understanding with the Financial Supervisory Service, which was entered into in December 2009 and required Woori Bank to implement specific measures to improve its risk management systems and internal controls (including with respect to its board practices, investment and credit risk management-related processes, compliance monitoring and internal audit practices). In addition, the Financial Services Commission imposed warnings and reprimands on certain of Woori Bank’s current and former executive officers, including current and former chief executive officers of Woori Bank. In October 2010, the Financial Services Commission suspended Kyongnam Bank from accepting new specified money trust accounts for three months and imposed reprimands and warnings on 22 executive officers and employees of Kyongnam Bank in connection with certain fraudulent transactions ostensibly undertaken on behalf of Kyongnam Bank by certain employees, as well as ordering the dismissal of three employees who were principally involved in the incident. See “—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition” and “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Kyongnam Bank.”

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” From the second half of 2008 to the first half of 2010, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular fluctuated widely. While such fluctuations have generally stabilized in the second half of 2010 and into 2011, there is no guarantee that they will not occur again in the future. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index (known as the “KOSPI”) declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. While the KOSPI has largely recovered since late 2008, there is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	difficulties in the housing and financial sectors in the United States and elsewhere and the resulting adverse effects on the global financial markets;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates and stock markets;

•	adverse conditions in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by small- and medium-sized enterprise and consumer borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	difficulties in the financial sector in Korea, including the savings bank sector;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	natural disasters that have a significant adverse economic or other impact on Korea or its major trading partners, such as the earthquake and tsunami that occurred in the northeast part of Japan in March 2011 and any resulting releases of radiation from damaged nuclear power plants in the area;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of swine or avian flu or foot-and-mouth disease in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities or civil unrest involving oil producing countries in the Middle East and Northern Africa and any material disruption in the supply of oil or increase in the price of oil;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

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

In April 2009, North Korea launched a long-range rocket over the Pacific Ocean. Korea, Japan and the United States responded that the launch poses a threat to neighboring nations and that it was in violation of the United Nations Security Council resolution adopted in 2006 against nuclear tests by North Korea, and the United Nations Security Council issued a presidential statement that condemned North Korea for the launch and decided to tighten sanctions against North Korea. Subsequently, North Korea announced that it would permanently pull out of the six party talks and restart its nuclear program, and the International Atomic Energy Agency reported that its inspectors had been ordered to remove surveillance devices and other equipment at the Yongbyon nuclear power plant and to leave North Korea. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In July 2009, North Korea test-fired several additional ballistic missiles into the sea between Korea and Japan.

In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. In May 2010, the Korean government formally accused North Korea of causing the sinking and demanded that North Korea apologize for the act and punish those responsible. The Korean government has also been seeking international condemnation against North Korea for the act. North Korea has threatened retaliation for any attempt to punish it over the incident. In November 2010, North Korea reportedly fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the maritime border between Korea and North Korea on the west coast of Korea, killing at least two Korean soldiers and two civilians, wounding many others and setting civilian houses on fire. Korea responded by firing artillery shells back, while putting the military on its highest level of alert in the west coast area. The Korean government condemned North Korea for the act and vowed stern retaliation should there be further provocation.

In addition, there recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for economic and political stability in the region. In June 2009, U.S. and Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, Kim Jong-eun, who is reportedly in his twenties, to become his successor. In September 2010, Kim Jong-eun was made a general in the North Korean army, named the vice chairman of the Central Military Commission and appointed to the Central Committee of the Workers’ Party in a series of measures widely believed to be part of the succession plan. The succession plan, however, remains uncertain. In addition, North Korea’s economy faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

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

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate was 3.2% in 2007 and 2008, but increased to 3.6% in 2009 primarily as a result of adverse economic conditions in Korea and further increased to 3.7% in 2010. Future increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

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

According to the privatization plans announced by the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, on May 17, 2011, the KDIC will seek to dispose of up to all of its holdings of our common stock (and a minimum of a 30% equity stake) through a competitive bidding process open to domestic and foreign investors. Our privatization may result in our merger with, or integration into, another financial institution. However, such plans are subject to change depending on market conditions and other factors. Accordingly, we do not know when, how or what percentage of our shares owned by the KDIC will be disposed of, or to whom such shares will be sold, or when, how and with whom we may be merged or integrated. As a result, we cannot predict the impact of any such transactions on us or our stock prices. Any future sales of our common stock or ADSs in the public market or otherwise by the KDIC, or any future merger or integration between us and another financial institution, or the possibility that such transactions may occur, could adversely affect the prevailing market prices of our common stock and ADSs.

Ownership of our common stock is restricted under Korean law.

Under the Financial Holding Company Act, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the outstanding shares of voting stock of a bank holding company such as us that controls nationwide banks, with the exception of certain stockholders that are non-financial business group companies, whose applicable limit is 9.0%. The Korean government and the KDIC are exempt from this limit, and investors may also exceed the 10.0% limit upon approval by the Financial Services Commission. To the extent that the total number of shares of our common stock (including those represented by ADSs) that you and your affiliates own together exceeds the applicable limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Non-financial business group companies are required to obtain approval from the Financial Services Commission in order to (i) become the largest shareholder of a bank holding company or (ii) acquire 4% or more of the issued and outstanding shares of voting stock of a bank holding company and participate in the management of such company in the manner prescribed in the Enforcement Decree of the Financial Holding Company Act. If non-financial business group companies hold voting stock of a bank holding company in excess of the foregoing limits as a result of unavoidable circumstances, such as sales by other stockholders’ of their shareholding, such non-financial business group companies are required to obtain approval from the Financial Services Commission to hold the portion of shares that exceeds the limit, dispose of such portion or take measures so that they no longer fall under the definition of “non-financial business group companies” under the Financial Holding Company Act. Non-compliance with such requirement will prohibit non-financial business group companies from exercising their voting rights of the shares that exceed the limit and prompt the issuance of an order by the Financial Services Commission directing such non-financial business group companies to dispose of their shares that exceed the limit. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.”

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

Our common stock is listed on the KRX KOSPI Market and quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the ADSs will be paid to the depositary in Won and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the amounts you will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that you would receive upon sale in Korea of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common stock.

The market value of your investment may fluctuate due to the volatility of, and government intervention in, the Korean securities market.

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. The KOSPI was 2,031.93 on June 17, 2011. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Despite the measures implemented by the government, however, the predecessor operations of substantially all of our subsidiaries recorded significant losses in 1999 and 2000, primarily as a result of high levels of non- performing credits and loan loss provisioning. Based on subsequent audits conducted by the Financial Supervisory Service of a number of Korean commercial and merchant banks, the Financial Services Commission announced in April 2000 that certain financial institutions had a high risk of insolvency and that substantial remedial measures were required.

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

The subsidiaries (with the exception of Woori Investment Bank and Woori Credit Card) entered into a new two-year business normalization plan with new restructuring measures and financial targets with the KDIC in January 2003. In May 2003, Woori Credit Card entered into a similar business normalization plan with the KDIC. Woori Credit Card failed to meet three of its five financial targets as of June 30 and September 30, 2003 and failed to meet four of its five financial targets as of December 31, 2003. As a result of these failures, the KDIC imposed penalties on Woori Credit Card, including the termination of certain members of its senior management and the reduction of the compensation of certain others. In December 2003, our board of directors resolved to merge Woori Credit Card with Woori Bank, which merger was completed in March 2004. Kwangju Bank and Kyongnam Bank also failed to meet their respective return on assets target as of December 31, 2003, although they met such target as of March 31, 2004. Due to its merger with Woori Credit Card, Woori Bank also failed to meet its return on assets target and operating profit per employee target as of June 30, 2004. We negotiated with the KDIC to adjust some of the financial targets applicable to us and our subsidiaries under our memoranda of understanding and, as a result, each of Woori Bank, Kyongnam Bank and Kwangju Bank met its financial targets as of December 31, 2004.

Our subsidiaries entered into a new two-year business normalization plan with new restructuring measures and financial targets with the KDIC on April 2005. In addition to the new restructuring measures and financial targets, the plan primarily dealt with ways to reduce labor cost and increase employees’ productivity and efficiency in our subsidiaries. Each of Woori Bank, Kyongnam Bank and Kwangju Bank met its financial targets under the plan. Each of Woori Bank, Kyongnam Bank and Kwangju Bank entered into a new two-year business normalization plan with the KDIC in April 2007. As a result of deteriorating economic and financial market conditions in Korea and globally, Woori Bank failed to meet its return on assets target, its expense-to-revenue ratio target and its operating income per employee target as of December 31, 2008. In September 2009, the KDIC imposed an institutional warning on Woori Bank, as well as reprimands and warnings on 11 current and former executive officers of Woori Bank (including its current and former chief executive officers), in connection with Woori Bank’s failure to meet such financial targets, including as a result of losses incurred on collateralized debt obligations and other credit derivatives.

Our subsidiaries entered into a new two-year business normalization plan with the KDIC in March 2009. In February and October 2010 and February 2011, the KDIC imposed institutional warnings on Woori Bank in connection with its failure to meet its financial targets with respect to operating income per employee as of September 30, 2009 and return on assets and non-performing loan ratio as of June 30 and September 30, 2010, respectively. In October 2010, KDIC imposed an institutional warning on Kyongnam Bank, as well as reprimands and warnings on 10 current and former executive officers of Kyongnam Bank, in connection with certain fraudulent transactions ostensibly undertaken on behalf of Kyongnam Bank by certain employees and their potential impact on Kyongnam Bank. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Kyongnam Bank.” In April 2011, the KDIC imposed another institutional warning on Woori Bank, as well as a warning on the former chief executive officer of Woori Bank, in connection with Woori Bank’s failure to meet its financial targets with respect to its return on assets and non-performing loan ratio as of December 31, 2010. Each of Woori Bank, Kyongnam Bank and Kwangju Bank entered into a new one-year business normalization plan with new restructuring measures and financial targets with the KDIC in March 2011. See “—Recent Developments with the KDIC.”

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

Pursuant to the terms of this memorandum of understanding, we entered into a new two-year business normalization plan with new restructuring measures and financial targets with the KDIC in April 2005. In addition to the new restructuring measures and financial targets, the plan primarily dealt with ways to increase labor efficiency and to set up a comprehensive financial network for increased synergy among the group members and strengthening our incentive-based management system. We met all of our financial targets under the plan. We entered into a new two-year business normalization plan with the KDIC in April 2007. As a result of deteriorating economic and financial market conditions in Korea and globally, we failed to meet our return on assets target, our expense-to-revenue ratio target and our operating income per employee target as of December 31, 2008. In September 2009, the KDIC imposed an institutional warning on us in connection with our failure to meet such financial targets. We entered into another business normalization plan with the KDIC in March 2009. In March 2010, three of the financial targets for 2010 under such business normalization plan, which were the expense-to-revenue ratio, operating income per employee and holding company expense ratio, were adjusted by the KDIC. In April 2011, the KDIC imposed another institutional warning on us in connection with our failure to meet our financial targets with respect to our return on assets and non-performing loan ratio as of December 31, 2010. In March 2011, we entered into a new one-year business normalization plan with new restructuring measures and financial targets with the KDIC. See “—Recent Developments with the KDIC.”

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

The specified financial targets for 2011 that are to be met by Woori Bank, Kyongnam Bank and Kwangju Bank are identical to those imposed by the KDIC on those subsidiaries.

Recent Developments with the KDIC. In March 2011, we and Woori Bank, Kyongnam Bank and Kwangju Bank each entered into a new one-year business normalization plan with the KDIC that included new restructuring measures and financial targets. In addition, the plan primarily dealt with ways to increase labor efficiency, strengthen our risk management system, improve our asset quality and improve our profitability through increased synergy among the group members. The other terms of the previously agreed memoranda of understanding remain unchanged.

Our one-year business normalization plan sets forth six financial targets for fiscal year 2011 that we are required to meet on an IFRS basis, with semi-annual targets being set internally by us in accordance with the year-end targets. Our IFRS targets for fiscal year 2011 are set forth in the following table:

	As of or for the six months		As of or for the year ending
	ending June 30, 2011		December 31, 2011

Capital adequacy ratio(1)		10.0%		10.0%
Return on total assets(2)		0.22		0.39
Expense-to-revenue ratio(3)		56.6		50.4
Operating income per employee (Won millions)(4)	~~W~~	280	~~W~~	310
Non-performing loan ratio(5)		2.3%		1.5%
Holding company expense ratio(6)		0.9		0.6

(1)	For a description of how the capital adequacy ratio is calculated, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”
(2)	Represents the ratio of net income to total assets.
(3)	Represents the ratio of general and administrative expenses to adjusted operating income. “Adjusted operating income” represents operating income (i) before subtracting loan loss provisions and general and administrative expenses and (ii) after subtracting (a) gain (loss) on valuation and disposal of equity investment securities and (b) income from Won-denominated loans with respect to the amount of such loans that exceeds the amount of Won-denominated deposits.
(4)	Represents the ratio of adjusted operating income to total number of employees.
(5)	Represents the ratio of total credits classified as substandard or below to total credits, in each case, net of provisions.
(6)	Represents the ratio of the holding company’s expenses to adjusted operating income of its subsidiaries.

Each of Woori Bank, Kyongnam Bank and Kwangju Bank also submitted similar one-year business normalization plans that contain annual and quarterly financial targets each subsidiary is required to meet. We expect that we and these subsidiaries will be required to enter into new business normalization plans with the KDIC every year, in accordance with a recent shift in the term of such plans from two years to one year, so long as the KDIC remains our largest shareholder.

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

Furthermore,

•	In March 2004, we merged Woori Credit Card with Woori Bank. In connection with this merger, Woori Credit Card spun off and transferred to Kwangju Bank all of the existing credit card accounts (but none of the outstanding receivables with respect to such accounts) that Woori Credit Card had previously acquired from Kwangju Bank.

•	In June 2004, we acquired the 39.7% interest in Woori Securities that we did not own, and delisted it from the KRX KOSPI Market in July 2004.

•	In October and December 2004, we acquired an aggregate 27.3% voting interest in LGIS. In March 2005, we merged Woori Securities into LGIS and renamed the surviving entity Woori Investment & Securities, which became an equity method investee.

•	In May 2005, we acquired a 90.0% interest in LGITM, from Woori Investment & Securities and merged Woori Investment Trust Management into LGITM. We renamed the surviving entity Woori Asset Management, which remains a consolidated subsidiary. In July and September 2005, Woori Asset Management reacquired the remaining 10.0% interest from its minority shareholders. In May 2006, we transferred 30.0% of our interest in Woori Asset Management to Credit Suisse. Following this transfer, we renamed the entity Woori Credit Suisse Asset Management. In October 2009, we reacquired Credit Suisse’s 30.0% ownership interest in Woori Credit Suisse Asset Management and renamed the entity Woori Asset Management.

•	In October 2005, we established Woori Private Equity as a consolidated subsidiary.

•	In September 2007, we acquired a 51.4% interest in Hanmi Capital, which became a consolidated subsidiary, and renamed the entity Woori Financial.

•	In April 2008, we acquired a 51.0% interest in LIG Life Insurance. In connection with this acquisition, we entered into a joint venture agreement with Aviva International Holdings Limited. Aviva International Holdings Limited and we collectively hold a 98.9% interest in LIG Life Insurance, which was subsequently renamed Woori Aviva Life Insurance. We account for Woori Aviva Life Insurance as an equity method investee under U.S. GAAP.

•	In March 2011, we acquired certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank through our wholly-owned consolidated subsidiary, Woori FG Savings Bank Co., Ltd., which was established in connection with such transaction.

In addition, we have implemented a group-wide, standardized risk management system (except with respect to operational risk), including the standardization of the credit risk management systems of our subsidiaries which was completed in 2007. With respect to credit risk management systems, we completed implementing standardized credit risk management systems based on Woori Bank’s system in all of our banking subsidiaries in 2007. With respect to operational risk management systems, we completed implementation of various aspects of the operational risk management system (not including the business risk management system) at Kyongnam Bank, Kwangju Bank and Woori Finance Information System (which changed its name to Woori FIS in May 2011) in 2006, completed the implementation of such aspects of the operational risk management system at Woori Investment & Securities in 2008, and also implemented an “advanced measurement approach” for operational risk at Woori Bank in June 2009.

Item 4B.	Business Overview

Business

We are Korea’s first financial holding company, and our operations include one of the largest commercial banks in Korea, in terms of total assets (including loans). Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, capital markets activities, international banking, asset management and bancassurance. We provide a wide range of products and services to our customers, which mainly comprise individuals and small-and medium-sized enterprises, as well as some of Korea’s largest corporations. As of December 31, 2010, we had consolidated total assets of ~~W~~272.9 trillion, consolidated total deposits of ~~W~~186.3 trillion and consolidated total equity of ~~W~~14.3 trillion.

We were established as a financial holding company in March 2001, to consolidate the Korean government’s interest in a number of distressed financial institutions in the wake of the financial crisis in Korea in the late 1990s. Since our establishment, we have succeeded in restructuring our operations by: securing a solid capital base for our banking subsidiaries; improving the quality of our exposure to and our relationships in the large corporate sector; refocusing our lending activities on individual and small- and medium-sized enterprise customers to take advantage of our network of approximately 1,195 branches nationwide; expanding our activities in the areas of credit cards, full service brokerage, asset management and bancassurance for our over 20 million retail customers; modernizing and strengthening our credit risk review and management capabilities; working to integrate and cross-sell our products and services; and striving to create a customer- and service-oriented culture that measures and rewards performance.

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

(1)	Woori Investment & Securities is accounted for as an equity method investee under U.S. GAAP.
(2)	Woori Aviva Life Insurance, in which we acquired a 51.0% interest in April 2008 and in respect of which we entered into a joint venture agreement with Aviva International Holdings Limited, is accounted for as an equity method investee under U.S. GAAP. We currently hold a 51.6% interest in Woori Aviva Life Insurance.
(3)	In March 2011, we acquired certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank through our wholly owned subsidiary Woori FG Savings Bank, which was established in connection with such transaction.

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

Strong and long standing relationships with corporate customers. Historically the operations of Woori Bank, our largest subsidiary, concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 15 of the 37 largest Korean corporate borrowers. Further enhancing our corporate loan portfolio is our ability to lend to small- and medium-sized enterprise customers. As of December 31, 2010, we had approximately 257,000 small- and medium-sized enterprise borrowers.

Large and loyal retail customer base. With respect to our consumer banking operations, we have one of the largest deposit bases of any Korean commercial bank, and over 20 million retail customers, representing about half of the Korean adult population. Of these customers, more than half are active customers, meaning that they have an account with us with a positive balance or have transacted business with us at least once during the last six months.

Extensive distribution and marketing network. We serve our customers primarily through one of the largest banking networks in Korea, comprising approximately 1,195 branches and 8,644 ATMs and cash dispensers. Through Woori Bank, we also operate 13 dedicated corporate banking centers and approximately 96 general managers for our large corporate customers and approximately 1,578 relationship managers stationed at 689 branches for our small- and medium-sized enterprise customers. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base. As of December 31, 2010, our consolidated equity totaled ~~W~~14.3 trillion, and the combined capital adequacy ratio of our banking subsidiaries was 12.5%. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

Strong and experienced management team. Our management team comprises both experienced managers from our subsidiaries and their predecessor companies as well as leading experienced financial industry professionals who have been recruited from outside our group to complement our team. In June 2008, Pal Seung Lee, a former chief executive officer of Woori Securities, assumed the role of our chairman and chief executive officer, which we believe has enhanced the quality of our management team and our corporate governance. We also believe that the extensive experience of many members of our management team in the financial sector will help us to continue to strengthen our operations.

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

Further improve our asset quality and strengthen our risk management practices. We were one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties. Since 2002, we have taken various measures, including entering into joint venture arrangements with several financial institutions, to facilitate the disposal of our substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans decreased from 6.8% as of December 31, 2001 to 3.0% as of December 31, 2010.

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

We believe that the continuing integration of our accounting, information technology and other back-office systems will allow us to further eliminate redundant functions and equipment and reducing our long-term expense. In addition, we are continuing our efforts to reduce procurement costs by coordinating and combining procurement activities among our subsidiaries. We believe the completion of the above integration, centralization and procurement projects together with our effort to encourage migration of our mass market customers to low-cost alternative channels will reduce our costs and enhance our operating efficiencies. We are also continuing our efforts to maximize synergies among our subsidiaries, including through increased cross-selling and marketing of a broad range of financial products and services through our “financial products department stores” located in Seoul.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2008			2009			2010
			% of			% of			% of
	Amount		Total	Amount		Total	Amount		Total
			(in billions of Won, except percentages)

Loans:
Small- and medium-sized enterprise	~~W~~	78,807	41.8%	~~W~~	82,601	44.0%	~~W~~	81,613	42.7%
Large corporate		30,325	16.1		25,461	13.6		27,471	14.4
Others(1)		14,892	7.9		13,310	7.1		13,904	7.3

Total	~~W~~	124,024	65.8%	~~W~~	121,372	64.7%	~~W~~	122,988	64.4%

Deposits:
Small- and medium-sized enterprise	~~W~~	24,387	14.5%	~~W~~	26,151	14.7%	~~W~~	28,824	15.5%
Large corporate		34,476	20.5		60,295	34.0		62,267	33.4

Total	~~W~~	58,863	35.0%	~~W~~	86,446	48.7%	~~W~~	91,091	48.9%

Number of borrowers:
Small- and medium-sized enterprise		220,509			257,159			257,143
Large corporate		1,771			1,510			2,447

(1)	Includes loans to governmental agencies, foreign loans and other corporate loans.

Corporate loans we provide consist principally of the following:

•	working capital loans, which are loans used for general working capital purposes, typically with a maturity of one year or less, including notes discounted and trade finance; and

•	facilities loans, which are loans to finance the purchase of materials, equipment and facilities, typically with a maturity of three years or more.

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

Small- and Medium-Sized Enterprise Banking

We use the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations. Under the Small and Medium Industry Basic Act of Korea, the general criteria used to define small- and medium-sized enterprises is the number of full-time employees (less than 300), paid-in capital (not more than ~~W~~8 billion) or sales revenues (not more than ~~W~~30 billion), depending on the industry, but in each case the number of full-time employees must be fewer than 1,000, and the total amount of assets must be less than ~~W~~500 billion. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2010, 33.4% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 15.1% were extended to borrowers in the retail and wholesale industry and 8.6% were extended to borrowers in the hotel and transportation industry.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship managers, as well as through the branches and headquarters of Kyongnam Bank and Kwangju Bank. As of December 31, 2010, Woori Bank had stationed one or more relationship managers at 689 branches, of which 352 were located in the Seoul metropolitan area. The relationship managers specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2010, Woori Bank had a total of 1,578 small- and medium-sized enterprise relationship managers stationed at its branches.

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

Industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises increased through most of 2009 and further increased in 2010. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are over due by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won on a Korean GAAP basis decreased from 1.4% as of December 31, 2008 to 0.9% as of December 31, 2009 but increased to 1.3% as of December 31, 2010. Our delinquency ratio may further increase in 2011 as a result of, among other things, adverse economic conditions in Korea and globally. In addition, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea, the Korean government has in recent years introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3D. Risk Factors—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our liquidity and performance” and “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

Lending Activities. We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2010, working capital loans and facilities loans accounted for 66.4% and 24.8%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2010, we had approximately 257,000 small- and medium-sized enterprise borrowers.

As of December 31, 2010, secured loans and loans guaranteed by a third party accounted for 61.4% and 15.1%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2010, approximately 58.5% of the secured loans were secured by real estate and 15.3% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of ten years.

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

The value of any collateral is defined using a formula that takes into account the appraised value of the property, any prior liens or other claims against the property and an adjustment factor based on a number of considerations including, with respect to property, the value of any nearby property sold in a court-supervised auction during the previous five years. We generally revalue any collateral on a periodic basis (every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for unlisted stocks and deposits and every week for stocks listed on a major Korean stock exchange) or if a trigger event occurs with respect to the loan in question.

Pricing. We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. At Woori Bank, lending rates are generally determined using our automated CREPIA system. At Kyongnam Bank and Kwangju Bank, we began to determine lending rates using similar credit evaluation systems from January 2008. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2010, approximately 71.9% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

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

In terms of our outstanding loan balance, as of December 31, 2010, 51.2% of our large corporate loans were extended to borrowers in the manufacturing industry, 11.3% were extended to borrowers in the construction industry and 11.2% were extended to borrowers in the finance and insurance industry.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate banking centers and general managers. Woori Bank operates 13 dedicated corporate banking centers, 12 of which are located in the Seoul metropolitan area. Each center is staffed with several general managers and headed by a senior general manager. Depending on the center, each such manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2010, Woori Bank had a total of 96 general managers who focus on marketing to and managing the accounts of large corporate customers.

Our strategy for the large corporate banking segment is to develop new products and cross-sell our existing products and services to our core base of large corporate customers. In particular, we continue to focus on marketing fee-based products and services such as foreign exchange and trade finance services, derivatives and other risk hedging products, investment banking services and advisory services. We have also been reviewing the credit and risk profiles of our existing customers as well as those of our competitors, with a view to identifying a target group of high-quality customers on whom we can concentrate our marketing efforts. In addition, we are seeking to continue to increase the chaebol-, region- and industry-based specialization of the managers at our dedicated corporate banking centers, including through the operation of a knowledge management database that allows greater sharing of marketing techniques and skills.

Lending Activities. We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2010, working capital loans and facilities loans accounted for 46.9% and 14.4%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2010, secured loans and loans guaranteed by a third party accounted for 22.2% and 6.2%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for loan losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2010, approximately 54.6% of the secured loans were secured by real estate and approximately 5.8% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

We evaluate creditworthiness and collateral for our loans to large corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing. We determine the pricing of our loans to large corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2010, approximately 52.6% of these loans had interest rates that varied with reference to current market interest rates.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2008			2009			2010
			% of			% of			% of
	Amount		Total Loans	Amount		Total Loans	Amount		Total Loans
	(in billions of Won, except percentage)

General purpose household loans	~~W~~	30,211	15.9%	~~W~~	30,802	16.4%	~~W~~	30,759	16.0%
Mortgage and home equity loans		30,101	16.0		31,246	16.6		32,942	17.2

Total	~~W~~	60,312	31.9%	~~W~~	62,048	33.0%	~~W~~	63,701	33.2%

Our consumer loans consist of:

•	general purpose household loans, which are loans made to customers for any purpose (other than mortgage and home equity loans), and include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts with us in excess of the amount in such accounts up to a limit established by us; and

•	mortgage loans, which are loans made to customers to finance home purchases, construction, improvements or rentals, and home equity loans, which are loans made to customers secured by their homes to ensure loan repayment.

For secured loans, including mortgage and home equity loans, we generally lend up to 60% of the collateral value (except in areas of high speculation designated by the government where we generally limit our lending to 40% to 60% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate, we generally use the appraisal value of the collateral as determined using our automated CREPIA system and similar systems used by Kyongnam Bank and Kwangju Bank. We generally revalue collateral on a periodic basis. As of December 31, 2010, the revaluation period was every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2010, approximately ~~W~~19,034 billion, or 62.2% of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years, and the amount of such loans has been steadily declining. As of December 31, 2010, this amount was approximately ~~W~~3 billion.

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

Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. At Woori Bank, lending rates are generally determined by our automated CREPIA system, and we began to determine lending rates at Kyongnam Bank and Kwangju Bank using similar credit evaluation systems from January 2008. The applicable interest rate is determined at the time of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2010, approximately 92.6% of our general purpose household loans had floating interest rates.

Mortgage and Home Equity Lending

We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of our mortgage and home equity loans is typically 35 years for Woori Bank and Kwangju Bank and 30 years for Kyongnam Bank. Most of our mortgage and home equity loans have an interest-only payment period of five years or less. With respect to these loans, we determine the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using Woori Bank’s CREPIA system and similar systems used by Kyongnam Bank and Kwangju Bank. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” The eligibility of a borrower that is participating in a housing lottery will depend on proof that it has paid a deposit or can obtain a guarantee from a Korean government-related housing fund. We receive fee income related to the origination of loans, including fees relating to loan processing and collateral evaluation.

As of December 31, 2010, approximately 89.6% of our mortgage and home equity loans were secured by residential or other property, 3.1% of our mortgage and home equity loans were guaranteed by Korean government-related housing funds and 3.3% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2010, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of ~~W~~1,077 billion. For the year ended December 31, 2010, the average initial loan-to-value ratio of our mortgage and home equity loans was approximately 48.3%, compared to 47.4% for the year ended December 31, 2009.

Pricing. The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2010, approximately 96.5% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

In 2002, we launched our private banking operations within Woori Bank, Kyongnam Bank and Kwangju Bank. These operations currently aim to service our high net worth and mass affluent retail customers who individually maintain a deposit balance of at least ~~W~~50 million with us. As of December 31, 2010, we had over 123,800 customers who qualified for private banking services, representing 0.6% of our total retail customer base. Of our total retail customer deposits of ~~W~~69,810 billion as of December 31, 2010, high net worth and mass affluent customers accounted for 46.0%.

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

Woori Bank has 350 branches that offer private banking services. These branches are staffed by 356 private bankers and almost all of the branches are located in metropolitan areas, including Seoul. Kyongnam Bank and Kwangju Bank operate one and two dedicated private banking centers, respectively. Both banks also offer private banking services through a select number of branches. As of December 31, 2010, 36 private bankers were dispersed over 35 Kyongnam Bank branches and 14 private bankers were dispersed over 14 Kwangju Bank branches that provided private banking services.

We operate four “financial products department stores” in Seoul, which function as regular branches and through which we offer and market a variety of financial products and services, including credit cards, foreign currency products, bonds, stocks and insurance policies. As of December 31, 2010, these“department stores” collectively employed two specialists in the areas of tax, real estate and asset management. They are also dedicated to offering comprehensive wealth management consulting services for high net worth customers. In addition, Woori Bank operates an advisory center in Seoul for its private banking clients, which employs 17 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

As of December 31, 2010, we were one of the largest deposit holders on a combined basis (not adjusted for overlap) among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was ~~W~~57,512 billion, ~~W~~64,367 billion and ~~W~~69,810 billion as of December 31, 2008, 2009 and 2010, respectively, which constituted 34.2%, 36.2% and 37.5%, respectively, of the balance of our total deposits.

We offer diversified deposit products that target different customers with different needs and characteristics. These deposit products fall into five general categories:

•	time deposits, which generally require a customer to maintain a deposit for a fixed term during which interest accrues at a fixed or floating rate. Early withdrawals require penalty payments. The term for time deposits typically ranges from one month to five years;

•	demand deposits, which either do not accrue interest or accrue interest at a lower rate than time, installment or savings deposits. The customer may deposit and withdraw funds at any time and, if the deposits are interest-bearing, they accrue interest at a fixed or variable rate depending on the period and/or amount of deposit;

•	savings deposits, which allow the customer to deposit and withdraw funds at any time and accrue interest at a fixed rate set by us depending upon the period and amount of deposit;

•	installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which interest accrues at a fixed rate. Early withdrawals require penalty payment. The term for installment deposits range from six months to ten years; and

•	certificates of deposit, the maturities of which range from 30 days to five years, with a required minimum deposit of ~~W~~5 million. Interest rates on certificates of deposit vary with the length of deposit and prevailing market rates. Certificates of deposit may be sold at face value or at a discount with the face amount payable at maturity.

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2010:

Time Deposits	Demand Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit

63.69%	22.20%	12.25%	0.08%	1.78%

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

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ~~W~~50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.02% of our average deposits and a quarterly special contribution of 0.025% of our average deposits, in each case for the relevant quarter. For the year ended December 31, 2010, our banking subsidiaries paid an aggregate of ~~W~~217 billion of such premiums and contributions.

Branch Network and Other Distribution Channels

Our commercial banking subsidiaries had a total of 1,195 branches in Korea as of December 31, 2010, which on a combined basis was one of the most extensive networks of branches among Korean commercial banks. Recently, demand for mutual funds and other asset management products as well as bancassurance products have been rising. These products require extensive sales force and customer interaction to sell, further emphasizing the need for an extensive branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct most of their transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of our branch network in Korea as of December 31, 2010:

			Kyongnam
	Woori Bank		Bank		Kwangju Bank		Total
		% of		% of		% of		% of
	Number	Total	Number	Total	Number	Total	Number	Total

Area
Seoul	444	49.1%	3	2.0%	5	3.5%	452	37.8%
Six largest cities (other than Seoul)	156	17.2	48	32.2	90	63.8	294	24.6
Other	305	33.7	98	65.8	46	32.6	449	37.6

Total	905	100.0%	149	100.0%	141	100.0%	1,195	100.0%

Our Woori Bank branches are concentrated in the Seoul metropolitan area, while our Kyongnam Bank and Kwangju Bank branches are located mostly in the southeastern and southwestern regions of Korea, respectively, providing extensive overall nationwide coverage.

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. The following table presents the number of ATMs and cash dispensers we had as of December 31, 2010:

		Cash
	ATMs	Dispensers

Woori Bank	5,251	1,591
Kyongnam Bank	580	448
Kwangju Bank	374	400

Total	6,205	2,439

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

Woori Bank

	For the year ended December 31,
	2008		2009		2010

ATMs(1):
Number of transactions (millions)		444		447		429
Fee income (billions of Won)	~~W~~	48	~~W~~	46	~~W~~	46
Telephone banking:
Number of users		5,650,470		5,903,273		6,103,894
Number of transactions (millions)		123		159		166
Fee income (billions of Won)	~~W~~	5	~~W~~	4	~~W~~	4
Internet banking:
Number of users		7,746,439		8,880,331		9,408,592
Number of transactions (millions)		2,804		3,368		3,945
Fee income (billions of Won)	~~W~~	86	~~W~~	104	~~W~~	107

Kyongnam Bank

	For the year ended December 31,
	2008		2009		2010

ATMs(1):
Number of transactions (millions)		73		73		70
Fee income (billions of Won)	~~W~~	8	~~W~~	8	~~W~~	8
Telephone banking:
Number of users		847,634		885,757		911,379
Number of transactions (millions)		23		26		27
Fee income (billions of Won)	~~W~~	1	~~W~~	1	~~W~~	1
Internet banking:
Number of users		589,745		694,506		806,635
Number of transactions (millions)		88		116		137
Fee income (billions of Won)	~~W~~	1	~~W~~	1	~~W~~	1

Kwangju Bank

	For the year ended December 31,
	2008		2009		2010

ATMs(1):
Number of transactions (millions)		92		93		92
Fee income (billions of Won)	~~W~~	7	~~W~~	6	~~W~~	6
Telephone banking:
Number of users		619,657		653,798		683,170
Number of transactions (millions)		17		17		26
Fee income (billions of Won)	~~W~~	1	~~W~~	1	~~W~~	1
Internet banking:
Number of users		617,335		666,540		714,426
Number of transactions (millions)		115		128		142
Fee income (billions of Won)	~~W~~	1	~~W~~	1	~~W~~	1

(1)	Includes cash dispensers.

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

Our Internet banking services include balance and transaction inquiries, money transfers, loan applications, bill payment and foreign exchange transactions. We seek to maintain and increase our Internet banking customer base by focusing largely on our younger customers and those that are able to access the Internet easily (such as office workers) as well as by developing additional Internet-based financial services and products. We also develop new products to target different types of customers with respect to our Internet banking services, and have developed a service that enables private banking customers to access their accounts on a website that provides specialized investment advice. We also offer escrow services and identification authentication services, such as electronic “fingerprinting,” for Internet transactions.

We also provide mobile banking services to our customers, which is available to all our Internet-registered users. These services allow our customers to complete selected banking transactions through major Korean telecommunications networks using their cellular phones or other mobile devices. In April 2010, our banking subsidiaries launched new “smart banking” services which enable users of so-called “smart phones” to access a broad range of banking and credit card services through their mobile phones. Our electronic bill presentation and payment system provides our customers with the ability to pay taxes, maintenance fees and other public fees electronically.

We also offer our “Win-CMS” service to corporate customers of Woori Bank, which provides an integrated electronic cash management system and in-house banking platform for such customers.

Credit Cards

We offer credit card products and services to consumers and corporate customers in Korea. In March 2004, we merged our credit card subsidiary, Woori Credit Card, with Woori Bank. Prior to the merger, we operated our credit card business principally through Woori Credit Card, to which we transferred the credit card operations of Woori Bank in February 2002 and the credit card operations of Kwangju Bank in March

2003. As of December 31, 2010, Woori Bank’s market share based on transaction volume was approximately 7.3%, which ranked Woori Bank as the sixth largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card.

Our credit card operations benefit from our ownership of a 29.6% equity stake in BC Card, which is co-owned by a private equity fund and nine other Korean financial institutions and operates the largest merchant payment network in Korea as measured by transaction volume. This ownership stake allows us to outsource production and delivery of new credit cards, the preparation of monthly statements, management of merchants and other ancillary services to BC Card for our Woori Bank credit card and Kyongnam Bank BC Card operations. In February 2011, we entered into an agreement with KT Corporation, one of Korea’s largest telecom companies, to sell a 20% equity stake in BC Card. The completion of this transaction is subject to a number of conditions, including receipt of all governmental approvals.

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

The following tables set forth certain data relating to our credit card operations as of the dates or for the period indicated:

	As of or for the year ended December 31,
	2008						2009						2010
					Kwangju						Kwangju						Kwangju
			Kyongnam		Bank				Kyongnam		Bank				Kyongnam		Bank
	Woori		Bank BC		Visa		Woori		Bank BC		Visa		Woori		Bank BC		Visa
	Card(1)		Card		Card		Card(1)		Card		Card		Card(1)		Card		Card
	(in billions of Won, unless indicated otherwise)

Number of credit card holders (at year end) (thousands of holders)
General accounts		9,035		845		706		9,888		946		764		10,707		986		803
Corporate accounts		188		46		42		198		50		51		342		54		74

Total		9,222		891		748		10,086		996		815		11,049		1,040		877

Active ratio(2)		59.93%		49.20%		58.32%		57.09%		48.29%		56.07%		57.00%		46.96%		55.87%
Credit card interest and fees
Installment and cash advance interest	~~W~~	292	~~W~~	18	~~W~~	5	~~W~~	322	~~W~~	18	~~W~~	4	~~W~~	276	~~W~~	16	~~W~~	3
Annual membership fees		9		1		—		9		1		—		10		1		—
Merchant fees		536		35		36		567		39		40		618		42		44
Other fees		121		6		2		130		5		2		123		5		2

Total	~~W~~	958	~~W~~	60	~~W~~	43	~~W~~	1,028	~~W~~	63	~~W~~	46	~~W~~	1,027	~~W~~	64	~~W~~	49

Charge volumes
General purchase	~~W~~	20,705	~~W~~	1,418	~~W~~	1,229	~~W~~	22,496	~~W~~	1,588	~~W~~	1,394	~~W~~	25,697	~~W~~	1,785	~~W~~	1,619
Installment purchase		4,721		384		265		4,590		416		246		4,892		435		227
Cash advance		6,596		247		189		6,509		234		169		6,084		212		142
Card loan		697		18		—		371		5		—		568		7		—

Total	~~W~~	32,709	~~W~~	2,067	~~W~~	1,683	~~W~~	33,966	~~W~~	2,243	~~W~~	1,809	~~W~~	37,241	~~W~~	2,439	~~W~~	1,988

Outstanding balances (at year end)
General purchase	~~W~~	1,579	~~W~~	159	~~W~~	85	~~W~~	1,633	~~W~~	141	~~W~~	98	~~W~~	1,827	~~W~~	138	~~W~~	107
Installment purchase		908		67		41		931		86		36		969		86		36
Cash advance		933		35		20		830		30		15		790		28		13
Card loan		459		10		—		295		5		—		358		5		—

Total	~~W~~	3,879	~~W~~	271	~~W~~	146	~~W~~	3,689	~~W~~	262	~~W~~	149	~~W~~	3,944	~~W~~	257	~~W~~	156

Average outstanding balances
General purchase	~~W~~	508	~~W~~	51	~~W~~	27	~~W~~	620	~~W~~	54	~~W~~	37	~~W~~	607	~~W~~	46	~~W~~	35
Installment purchase		292		22		13		353		32		14		322		29		12
Cash advance		300		11		6		315		11		6		263		9		4
Card loan		148		3		—		112		2		—		119		2		—

Total	~~W~~	1,248	~~W~~	87	~~W~~	47	~~W~~	1,400	~~W~~	99	~~W~~	57	~~W~~	1,311	~~W~~	86	~~W~~	51

Delinquency ratios(3)
Less than 1 month		4.93		0.82		2.54		2.97		0.54		1.71		2.46		0.43		0.75
From 1 month to 3 months		1.69		0.78		1.26		1.27		0.66		0.60		1.20		0.67		0.61
From 3 months to 6 months		1.14		0.4		1.01		1.18		0.78		0.30		1.14		0.59		0.29
Over 6 months		0.09		0.08		0.36		0.10		0.19		0.15		0.12		0.41		0.24

Total		7.85%		2.08%		5.17%		5.52%		2.17%		2.76%		4.92%		2.10%		1.89%

Non-performing loan ratio(4)		1.36%		0.66%		1.85%		1.30%		1.18%		0.64%		1.16%		1.26%		0.95%
Charge-offs (gross)	~~W~~	105	~~W~~	5	~~W~~	3	~~W~~	193	~~W~~	4	~~W~~	6	~~W~~	131	~~W~~	5	~~W~~	4
Recoveries		58		2		—		57		0		2		61		3		1

Net charge-offs	~~W~~	47	~~W~~	3	~~W~~	3	~~W~~	136	~~W~~	4	~~W~~	4	~~W~~	70	~~W~~	2	~~W~~	3

Gross charge-off ratio(5)		8.38%		5.51%		6.96%		13.79%		4.15%		10.15%		9.07%		5.58%		7.30%
Net charge-off ratio(6)		3.73%		2.90%		6.22%		9.74%		4.02%		6.69%		4.38%		2.62%		5.70%

(1)	Consists of credit cards issued by Woori Credit Card, Woori Bank and BC Cards and Visa Cards issued through the BC Card consortium.
(2)	Represents the ratio of accounts used at least once within the last 12 months to total accounts as of the end of the relevant year.
(3)	Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 2.4% of our credit card receivables as of December 31, 2010.
(4)	Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2008, 2009 and 2010:

	As of December 31,
	2008		2009		2010
	(in billions of Won)

Restructured loans	~~W~~	19	~~W~~	35	~~W~~	34

(5)	Represents the ratio of gross charge-offs for the year to average outstanding balances for the year. Under U.S. GAAP, our charge-off policy is to charge off balances which are more than six months past due (including previously delinquent credit card balances restructured into loans that are more than six months overdue from the point at which the relevant balances were so restructured), except for those balances with a reasonable probability of recovery.
(6)	Represents the ratio of net charge-offs for the year to average outstanding balances for the year.

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans commencing in 2002. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of ~~W~~1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2010, the total amount of our restructured loans was ~~W~~34 billion (which also included revolving loans and installment loans). Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

Payments on amounts outstanding on our credit cards must be made (at the cardholder’s election at the time of purchase) either in full on each monthly payment date, in the case of lump-sum purchases, or in equal monthly installments over a fixed term from two months to 24 months, in the case of installment purchases. Cardholders may prepay installment purchases at any time without penalty. Payment for cash advances must be made on a lump sum basis. Payments for card loans must be made on an equal principal installment basis over a fixed term from three months up to a maximum of 36 months, up to a maximum loan amount of ~~W~~20 million.

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

For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 7.8% to 28.8% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a minimum commission of ~~W~~600 and a maximum of ~~W~~1,900 or 0.2% of the withdrawal amount per withdrawal.

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

Commencing in July 2006, we outsourced the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2010, we charged merchants an average of 2.11% of their respective total transaction amounts, in the case of Woori Bank, and 2.02% and 2.17%, respectively, in the case of Kyongnam Bank and Kwangju Bank. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

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

In March 2005, we merged Woori Securities into LGIS, and received 0.654 LGIS share for one Woori Securities share. We also renamed the surviving entity Woori Investment & Securities, which became an equity method investee and, as of the date of the merger, had a capital base of ~~W~~786 billion, 151 branches within Korea and in other countries and approximately 2,500 employees. The merger was approved by the shareholders of each of Woori Securities and LGIS in extraordinary meetings of shareholders of the respective companies in March 2005. We currently own a 35.0% voting interest in Woori Investment & Securities. As of December 31, 2010, Woori Investment & Securities had consolidated total assets of ~~W~~17,488 billion, consolidated total liabilities of ~~W~~14,704 billion and consolidated total shareholders’ equity of ~~W~~2,784 billion, on a Korean GAAP basis. For the year ended December 31, 2010, Woori Investment & Securities generated consolidated revenues of ~~W~~4,050 billion and consolidated net income of ~~W~~226 billion, on a Korean GAAP basis.

Securities Investment and Trading

Through Woori Bank and Woori Investment & Securities (which is an equity method investee and whose operations are therefore not included in the figures presented below) and, to a lesser extent, Kyongnam Bank and Kwangju Bank, we invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2010, our investment portfolio, which consists of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of ~~W~~48,342 billion and represented 17.7% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2010, we held debt securities with a total book value of ~~W~~45,741 billion, of which:

•	held-to-maturity debt securities accounted for ~~W~~19,905 billion, or 43.6%;

•	available-for-sale debt securities accounted for ~~W~~16,738 billion, or 36.6%; and

•	trading debt securities accounted for ~~W~~9,098 billion, or 19.8%.

Of these amounts, as of December 31, 2010, debt securities issued by the Korean government and government agencies amounted to ~~W~~12,115 billion, or 60.9%, of our held-to-maturity debt securities, ~~W~~6,670 billion, or 39.8%, of our available-for-sale debt securities, and ~~W~~3,288 billion, or 36.1%, of our trading debt securities.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2010:

•	equity securities in our available-for-sale portfolio had a book value of ~~W~~675 billion, or 3.5%, of our available-for-sale portfolio; and

•	equity securities in our trading portfolio had a book value of ~~W~~262 billion, or 2.8%, of our trading portfolio.

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

The following tables show, as of the dates indicated, the gross unrealized gains and losses within our investment securities portfolio and the amortized cost and fair value of the portfolio by type of investment security:

	As of December 31, 2008
			Gross		Gross
	Amortized		Unrealized		Unrealized
	Cost		Gain		Loss		Fair Value
	(in billions of Won)

Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	~~W~~	8,736	~~W~~	195	~~W~~	—	~~W~~	8,931
Corporate		5,783		129		(73)		5,839
Financial institutions		3,905		81		(17)		3,969
Asset backed securities		2,084		4		(1)		2,087
Foreign governments		70		—		—		70

Subtotal	~~W~~	20,578	~~W~~	409	~~W~~	(91)	~~W~~	20,896
Equity securities		598		427		(38)		987
Beneficiary certificates(1)		1,504		30		(13)		1,521

Total available-for-sale securities	~~W~~	22,680	~~W~~	866	~~W~~	(142)	~~W~~	23,404

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	~~W~~	6,977	~~W~~	145	~~W~~	(2)	~~W~~	7,120
Corporate		119		—		(3)		116
Financial institutions		2,335		14		(8)		2,341
Asset backed securities		81		—		—		81
Foreign governments		100		—		—		100

Total held-to-maturity securities	~~W~~	9,612	~~W~~	159	~~W~~	(13)	~~W~~	9,758

	As of December 31, 2009
			Gross		Gross
	Amortized		Unrealized		Unrealized
	Cost		Gain		Loss		Fair Value
	(in billions of Won)

Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	~~W~~	4,361	~~W~~	13	~~W~~	(26)	~~W~~	4,348
Corporate		6,789		245		(74)		6,960
Financial institutions		2,261		15		(11)		2,265
Asset backed securities		766		80		(8)		838
Foreign governments		74		—		—		74

Subtotal		14,251		353		(119)		14,485
Equity securities		130		245		(7)		368
Beneficiary certificates(1)		1,181		50		(25)		1,206

Total available-for-sale securities	~~W~~	15,562	~~W~~	648	~~W~~	(151)	~~W~~	16,059

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	~~W~~	11,502	~~W~~	50	~~W~~	(32)	~~W~~	11,520
Corporate		1,358		14		(3)		1,369
Financial institutions		2,503		15		(2)		2,516
Asset backed securities		491		5		—		496
Foreign governments		120		—		—		120

Total held-to-maturity securities	~~W~~	15,974	~~W~~	84	~~W~~	(37)	~~W~~	16,021

	As of December 31, 2010
			Gross		Gross
	Amortized		Unrealized		Unrealized
	Cost		Gain		Loss		Fair Value
	(in billions of Won)

Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	~~W~~	6,619	~~W~~	52	~~W~~	(1)	~~W~~	6,670
Corporate		6,084		252		(94)		6,242
Financial institutions		2,938		50		(2)		2,986
Asset backed securities		814		4		(3)		815
Foreign governments		25		—		—		25

Subtotal		16,480		358		(100)		16,738
Equity securities		532		160		(17)		675
Beneficiary certificates(1)		1,495		114		(2)		1,607

Total available-for-sale securities	~~W~~	18,507	~~W~~	632	~~W~~	(119)	~~W~~	19,020

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	~~W~~	12,115	~~W~~	174	~~W~~	(1)	~~W~~	12,288
Corporate		4,415		54		(10)		4,459
Financial institutions		1,791		23		(1)		1,813
Asset backed securities		1,468		14		—		1,482
Foreign governments		116		—		—		116

Total held-to-maturity securities	~~W~~	19,905	~~W~~	265	~~W~~	(12)	~~W~~	20,158

(1)	Beneficiary certificates are instruments that are issued by and represent an ownership interest in an investment trust. Investment trusts, which operate like mutual funds in the United States, are managed by investment trust management companies and invest in portfolios of securities and/or other financial instruments, such as certificates of deposit. See “—Asset Management—Investment Trust Management.” Beneficiary certificates give the holder beneficial rights to both the relevant investment trust and the trust property in which the investment trust has invested.

For a discussion of our risk management policies with respect to our securities trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers, primarily through Woori Bank and Woori Investment & Securities (which is an equity method investee and whose operations are therefore not included in the figures presented below). Our trading volume was ~~W~~210,012 billion in 2008, ~~W~~221,956 billion in 2009 and ~~W~~281,250 billion in 2010, respectively. Our aggregate net trading revenue (loss) from derivatives and foreign exchange spot contracts for the years ended December 31, 2008, 2009 and 2010 was ~~W~~(445) billion, ~~W~~268 billion and ~~W~~425 billion, respectively.

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

The following shows the estimated fair value of derivatives and foreign exchange spot contracts we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2008				2009				2010
	Estimated		Estimated		Estimated		Estimated		Estimated		Estimated
	Fair		Fair		Fair		Fair		Fair		Fair
	Value of		Value of		Value of		Value of		Value of		Value of
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
	(in billions of Won)

Foreign exchange spot contracts	~~W~~	3	~~W~~	4	~~W~~	1	~~W~~	3	~~W~~	2	~~W~~	2
Foreign exchange derivatives		8,430		7,895		2,799		2,153		2,218		1,551
Interest rate derivatives		2,016		2,049		1,240		1,287		1,360		1,407
Equity derivatives		50		401		54		454		77		352
Credit derivatives(1)		—		484		—		192		—		—
Commodity derivatives		346		330		39		42		25		25
Other derivatives		124		123		—		—		—		—

Total	~~W~~	10,969	~~W~~	11,286	~~W~~	4,133	~~W~~	4,131	~~W~~	3,682	~~W~~	3,337

(1)	In connection with our credit derivatives outstanding, we accept credit exposure with respect to foreign currency-denominated corporate debt instruments held by counterparties by guaranteeing payments under such instruments, subject to our overall credit limits with respect to the applicable issuers.

In August 2006, Woori Bank entered into an agreement with Macquarie Bank, an Australian investment bank, pursuant to which Macquarie Bank provides operational support and cooperation to Woori Bank in the area of commodity derivatives trading, in connection with Woori Bank’s plans to develop its commodities derivatives business. The agreement is expected to terminate in accordance with its terms in August 2011.

For a discussion of our risk management policies with respect to our derivatives trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank and Woori Investment & Securities, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2010, we were involved in asset securitization transactions with an initial aggregate issue amount of ~~W~~5,186 billion and generated total fee income under Korean GAAP of approximately ~~W~~60 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

We engage in investment banking activities in Korea through Woori Bank and Woori Investment & Securities. Through Woori Investment & Securities, we underwrite equity and debt securities offerings in the Korean capital markets, either as lead manager or a member of an underwriting syndicate and provide mergers and acquisitions and financial advisory services. In 2010, Woori Investment & Securities generated investment banking revenue under Korean GAAP of approximately ~~W~~53 billion, consisting primarily of underwriting fee income from securities offerings. In addition, through Woori Bank, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions advisory services. In 2010, Woori Bank generated investment banking revenue of approximately ~~W~~197 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services. Through Woori Investment Asia Pte., which was added as a wholly-owned subsidiary of Woori Investment & Securities in September 2007, we also engage in investment banking activities in Southeast Asia.

We believe that significant opportunities exist for us to leverage our existing base of large corporate and small- and medium-sized banking customers to cross-sell investment banking services. We intend to expand our investment banking operations to take advantage of these opportunities, with a view to increasing our fee income and further diversifying our revenue base.

Securities Brokerage

We provide securities brokerage services through Woori Investment & Securities. Our activities include brokerage services relating to stocks, futures, options and debt instruments (such as commercial paper). As of December 31, 2010, Woori Investment & Securities had 124 branches. We also provide securities brokerage services through the Internet and through our home trading system software platforms. In 2010, Woori Investment & Securities generated fee income under Korean GAAP of approximately ~~W~~375 billion through its securities brokerage activities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2008		2009		2010
	(in millions of US$)

Total foreign currency assets	US $	21,252	US $	19,080	US $	19,618
Foreign currency borrowings
Call money		2,318		1,071		1,085
Long-term borrowings		5,670		7,048		6,995
Short-term borrowings		7,733		5,763		6,247

Total foreign currency borrowings	US $	15,721	US $	13,882	US $	14,327

The table below sets forth the overseas subsidiaries and branches of Woori Bank currently in operation as of December 31, 2010.

Business Unit(1)	Location

Subsidiaries
Woori America Bank	United States
P.T. Bank Woori Indonesia	Indonesia
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank (China) Limited	China
Zao Woori Bank	Russia
Branches, Agencies and Representative Offices
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Shanghai Branch	China
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Hanoi Branch	Vietnam
Ho Chi Minh City Branch	Vietnam
Gaeseong Industrial Complex Branch	North Korea
New York Agency	United States
Los Angeles Branch	United States
New Delhi Representative Office	India
Kuala Lumpur Representative Office	Malaysia
Dubai Representative Office	United Arab Emirates
Sao Paulo Representative Office	Brazil

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

In addition, Woori America Bank currently operates 18 branches in New York, New Jersey, Maryland, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$1,035 million as of December 31, 2010 and net loss of US$80 million in 2010.

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

We receive fees for our trust management services that are generally based upon a percentage, ranging between 0.02% and 2%, of the net asset value of the assets under management.

We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Money trust management is currently the largest source of our fee income. Fees that we received for our trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation), net of expenses, amounted to ~~W~~34 billion in 2008, ~~W~~28 billion in 2009 and ~~W~~26 billion in 2010.

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

	As of December 31,
	2008		2009		2010
	(in billions of Won)

Principal and interest guaranteed trusts	~~W~~	1	~~W~~	1	~~W~~	1
Principal guaranteed trusts		1,953		1,907		1,750
Performance trusts		12,920		8,125		8,635

Total	~~W~~	14,874	~~W~~	10,033	~~W~~	10,386

The trust assets we manage consist principally of investment securities and loans made from the trusts. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2010, under Korean GAAP, our money trusts had invested in securities with an aggregate book value of ~~W~~3,497 billion, which accounted for approximately 33.7% of our money trust assets. Debt securities accounted for ~~W~~2,675 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2010, equity securities held by our money trusts amounted to ~~W~~373 billion on a Korean GAAP basis, which accounted for approximately 3.6% of our money trust assets. Of this amount, ~~W~~344 billion was from specified money trusts and the remaining ~~W~~29 billion was from money trusts over which we had investment discretion.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2010, under Korean GAAP, our money trusts had made loans in the aggregate principal amount of ~~W~~274 billion (excluding loans to our banking operations of ~~W~~1,845 billion), which accounted for approximately 2.6% of our money trust assets.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No material payments of any such shortfall amounts were made in 2010.

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

In 2010, our property trust fees generally ranged from 0.05% to 1.0% of total assets under management, depending on the type of trust account product. As of December 31, 2010, the balance of our property trusts totaled ~~W~~14,795 billion.

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

The following table shows the balances of our investment trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets:

	As of December 31,
	2008		2009		2010
	(in billions of Won)

Equity funds	~~W~~	3,684	~~W~~	2,532	~~W~~	1,888
Bond funds		1,122		1,687		2,116
Hybrid funds		627		608		476
Money market funds		4,957		5,735		5,355
Alternative investment funds		2,255		2,702		3,484

Total	~~W~~	12,645	~~W~~	13,264	~~W~~	13,319

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

Fees from our investment trust management services amounted to ~~W~~35 billion in 2008, ~~W~~28 billion in 2009 and ~~W~~26 billion in 2010.

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

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank, we act as a trustee for approximately 1,289 securities investment trusts, mutual funds and other investment funds. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2010, our fee income from such services was ~~W~~10 billion.

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

Management of National Housing Fund

In November 2002, we were selected to manage the operations of the National Housing Fund, together with two other financial institutions. In April 2008, we were selected to be the lead manager of the National Housing Fund. The National Housing Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2010, outstanding housing loans from the National Housing Fund amounted to approximately ~~W~~71 trillion, of which we originated approximately ~~W~~32 trillion.

The activities of the National Housing Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing Fund.

In return for managing the operations of the National Housing Fund we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. The fund raising fee is based on the number of National Housing Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing Fund loans and the number of National Housing Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing Fund. We received total fees of approximately ~~W~~58 billion for managing the National Housing Fund in 2010.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori Bank, Kyongnam Bank and Kwangju Bank, we market a wide range of bancassurance products. In 2010, we generated fee income of approximately ~~W~~109 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. Woori Bank has entered into bancassurance marketing arrangements with 24 insurance companies, including Samsung Life Insurance, Samsung Fire and Marine Insurance, Korea Life Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plans to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base. Woori Bank has also entered into bancassurance marketing arrangements with Woori Aviva Life Insurance, in which we acquired a 51.0% interest in April 2008 and currently hold a 51.6% interest.

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

Consumer Finance

We provide consumer finance services through Woori Financial Co., Ltd. We acquired a 51.4% stake in Woori Financial (formerly known as Hanmi Capital Co., Ltd.) in September 2007 and further acquired an additional 2.4% stake in September 2009 following our exercise of certain call options. We currently hold a 52.5% equity interest in Woori Financial. Woori Financial provides leases and loans for various products, including automobiles, heavy machineries and medical equipments, as well as microlending services. We expect Woori Financial to continue to expand our customer base by providing a variety of non-banking financial services to retail customers as well as synergies through coordinated business operations with our other subsidiaries, including Woori Bank.

Life Insurance

We provide life insurance products and services through Woori Aviva Life Insurance. We acquired a 51.0% stake in Woori Aviva Life Insurance (formerly known as LIG Life Insurance) in April 2008. In connection with this acquisition, we entered into a joint venture agreement with Aviva International Holdings Limited. In September 2010, we acquired an additional 0.6% stake in Woori Aviva Life Insurance following our subscription for common shares newly issued by Woori Aviva Life Insurance. Aviva International Holdings Limited and we collectively hold a 98.9% interest in Woori Aviva Life Insurance, which we account for as an equity method investee under U.S. GAAP. Woori Aviva Life Insurance provides a variety of individual and group life insurance products, including health insurance, whole life insurance, savings-type insurance and pension insurance. Woori Aviva Life Insurance seeks to become a leading life insurance company in Korea by combining our extensive distribution and marketing network and large customer base with the life insurance industry expertise and experience provided by Aviva plc, and we expect that Woori Aviva Life Insurance will allow us to further our strategy of diversifying our non-banking revenue base to cover a full range of financial services and products as a comprehensive financial services provider.

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

In addition, we believe regulatory reforms, including the Financial Investment Services and Capital Markets Act, which became effective in February 2009, and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s agreement in November 2010 to acquire a controlling interest in Korea Exchange Bank from the Lone Star funds. We expect that consolidation in the financial industry will continue. In particular, the Korean government has announced that it plans to privatize the Korea Development Bank. Other financial institutions may seek to acquire or merge with such or other entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. See “Item 3D. Risk Factors—Risks relating to competition.”

Assets and Liabilities

The tables below and accompanying discussions provide selected financial highlights regarding our assets and liabilities on a consolidated basis.

Loan Portfolio

As of December 31, 2010, the balance of our total loan portfolio was ~~W~~191,185 billion, a 1.9% increase from ~~W~~187,617 billion as of December 31, 2009. As of December 31, 2010, 87.8% of our total loans were Won-denominated loans and 12.2% of our total loans were denominated in other currencies. Of the ~~W~~23,367 billion of foreign currency-denominated loans as of that date, approximately 32.8% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank makes foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses.

Loan Types

The following table presents loans by type as of the dates indicated. Totals include past due amounts:

	As of December 31,
	2006		2007		2008		2009		2010		2010
	(in billions of Won)										(%)

Domestic:
Corporate:
Commercial and industrial	~~W~~	58,766	~~W~~	76,050	~~W~~	93,931	~~W~~	96,484	~~W~~	96,461	50.5%
Lease financing		35		272		425		578		778	0.4
Trade financing		8,027		8,754		12,201		10,321		11,332	5.9
Other commercial		5,263		6,496		8,266		6,602		7,039	3.7

Total corporate		72,091		91,572		114,823		113,985		115,610	60.5
Consumer:
General purpose household(1)		51,637		56,176		56,911		58,127		57,251	29.9
Mortgage		4,068		3,248		3,275		3,807		6,298	3.3

Total consumer		55,705		59,424		60,186		61,934		63,549	33.2
Credit cards		2,405		3,325		4,294		4,098		4,354	2.3

Total domestic		130,201		154,321		179,303		180,017		183,513	96.0
Foreign:
Corporate:
Commercial and industrial	~~W~~	3,341	~~W~~	5,327	~~W~~	9,015	~~W~~	7,393	~~W~~	7,380	3.8
Trade financing		112		138		185		92		140	0.1

Total corporate		3,453		5,465		9,200		7,485		7,520	3.9
Consumer		86		99		129		115		152	0.1

Total foreign		3,539		5,564		9,329		7,600		7,672	4.0
Total gross loans		133,740		159,885		188,632		187,617		191,185	100.0%
Less: Unearned income		(5)		(17)		(51)		(98)		(142)

Total loans	~~W~~	133,735	~~W~~	159,868	~~W~~	188,581	~~W~~	187,519	~~W~~	191,043

(1)	Includes home equity loans.

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

20 Largest Exposures by Borrower

As of December 31, 2010, our exposures to our 20 largest borrowers or issuers totaled ~~W~~38,629 billion and accounted for 14.7% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans
															Amounts
									Guarantees						classified as
	Won		Foreign		Equity		Debt		and		Total				substandard
Company (Credit Rating)(1)	currency		currency		securities		securities		acceptances		exposures		Collateral		or below(2)
	(in billions of Won)

Government(3)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	11,274	~~W~~	—	~~W~~	11,274	~~W~~	—	~~W~~	—
The Bank of Korea(3)		—		—		—		10,799		—		10,799		—		—
STX Offshore & Shipbuilding Co.,Ltd. (A-)		97		88		—		—		1,555		1,740		393		—
Sung-Dong Ship Marin Co., Ltd. (BBB-)		316		—		—		—		1,182		1,498		809		—
Samsung Electronics Co,.Ltd. (AAA)		21		1,326		31		—		1		1,379		—		—
SH Corporation (AAA)		21		—		—		1,245		—		1,266		—		—
Hyundai Heavy Industries Co., LTD. (AA+)		43		55		3		10		1,086		1,197		—		—
Samsung Heavy Industries Co.,Ltd. (AA-)		12		68		1		—		905		986		—		—
Hyundai Steel Company. (AA)		475		208		2		211		90		986		—		—
SLS Shipbuilding Co., Ltd.(3)		291		—		—		—		681		972		907		217
Samsung Card Co., Ltd. (AA+)		480		—		—		301		3		784		—		—
Kumho Industrial Co., Ltd. (CCC)		437		—		103		135		60		735		284		460
Samsung Engineering Co., Ltd. (A)		453		—		1		—		241		695		125		—
SPP Shipbuilding Co., Ltd.(3)		5		16		—		—		666		687		221		—
Hyundai Samho Heavy Industries Co., LTD. (A)		13		32		—		10		628		683		—		—
Daewoo International Corporation (AA-)		—		317		—		—		359		676		—		—
Hyosung Corpotation (A+)		175		269		—		—		179		623		76		—
Kookmin Bank (AAA)		—		34		—		579		—		613		—		—
Seoul Metropolitan Government(3)		530		—		—		10		—		540		—		—
LG Chemical (AA+)		15		423		—		—		58		496		—		—

Total	~~W~~	3,384	~~W~~	2,836	~~W~~	141	~~W~~	24,574	~~W~~	7,694	~~W~~	38,629	~~W~~	2,815	~~W~~	677

(1)	Credit ratings from one of the following domestic credit rating agencies in Korea as of December 31, 2010: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.
(3)	Credit ratings unavailable.

As of December 31, 2010, 14 of these top 20 borrowers or issuers were companies belonging to the 30 largest chaebols in Korea. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2010, 13.6% of our total exposure was to the 30 largest chaebols in Korea. The following table shows, as of December 31, 2010, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans
															Amount		Amounts
									Guarantees						classified as		classified as
	Won		Foreign		Equity		Debt		and		Total				precautionary		substandard
Chaebol	currency		currency		securities		securities		acceptances		exposures		Collateral		or below(1)		or below(1)
	(in billions of Won)

Samsung	~~W~~	1,318	~~W~~	1,696	~~W~~	55	~~W~~	327	~~W~~	1,297	~~W~~	4,693	~~W~~	127	~~W~~	—	~~W~~	—
Hyundai Heavy Industries		454		318		—		20		2,270		3,062		53		—		—
STX		513		413		1		7		1,943		2,877		478		50		—
Hyundai Motors		1,213		950		6		95		325		2,589		170		7		—
Kumho Asiana		1,161		730		107		181		210		2,389		595		477		466
POSCO		324		394		425		23		627		1,793		3		—		—
Hanhwa		1,198		371		17		10		76		1,672		212		—		—
Sungdong Industrial		575		—		—		—		1,031		1,606		948		982		—
LG		467		785		3		69		230		1,554		7		—		—
Doosan		505		640		10		31		365		1,551		134		—		—

Total	~~W~~	7,728	~~W~~	6,297	~~W~~	624	~~W~~	763	~~W~~	8,374	~~W~~	23,786	~~W~~	2,727	~~W~~	1,516	~~W~~	466

(1)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2010, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

	Aggregate		Percentage of total
	corporate loan		corporate loan
	balance		balance
	(in billions of Won)

Industry
Manufacturing	~~W~~	44,515	36.2%
Retail and wholesale		14,952	12.2
Construction		10,948	8.9
Hotel, leisure or transportation		9,702	7.8
Financial and insurance		6,244	5.1
Government and government agencies		839	0.7

Other		35,788	29.1

Total	~~W~~	122,988	100.0%

Loan Concentration by Size of Loans

The following tables show, as of December 31, 2010, the aggregate balances of our loans by outstanding loan amount:

Corporate

	Aggregate loan		Percentage of
	balance		total loan balance
	(in billions of Won)

Commercial and industrial loans
Up to ~~W~~100 million	~~W~~	8,082	4.2%
Over ~~W~~100 million to ~~W~~1 billion		33,708	17.5
Over ~~W~~1 billion to ~~W~~10 billion		24,248	12.7
Over ~~W~~10 billion to ~~W~~50 billion		18,063	9.5
Over ~~W~~50 billion to ~~W~~100 billion		6,814	3.6
Over ~~W~~100 billion		5,546	2.9

Sub-total		96,461	50.4
Lease financing loans
Up to ~~W~~100 million		329	0.2
Over ~~W~~100 million to ~~W~~1 billion		195	0.1
Over ~~W~~1 billion to ~~W~~10 billion		95	0.0
Over ~~W~~10 billion to ~~W~~50 billion		17	0.0
Over ~~W~~50 billion to ~~W~~100 billion		—	—
Over ~~W~~100 billion		—	—

Sub-total		636	0.3
Trade financing loans
Up to ~~W~~100 million		1,359	0.7
Over ~~W~~100 million to ~~W~~1 billion		3,935	2.0
Over ~~W~~1 billion to ~~W~~10 billion		3,510	1.8
Over ~~W~~10 billion to ~~W~~50 billion		2,017	1.1
Over ~~W~~50 billion to ~~W~~100 billion		380	0.2
Over ~~W~~100 billion		131	0.1

Sub-total		11,332	5.9
Other commercial loans
Up to ~~W~~100 million		1,520	0.8
Over ~~W~~100 million to ~~W~~1 billion		1,652	0.9
Over ~~W~~1 billion to ~~W~~10 billion		1,628	0.9
Over ~~W~~10 billion to ~~W~~50 billion		1,249	0.6
Over ~~W~~50 billion to ~~W~~100 billion		569	0.3
Over ~~W~~100 billion		421	0.2

Sub-total		7,039	3.7

	Aggregate loan	Percentage of
	balance	total loan balance
	(in billions of Won)

Foreign commercial and industrial loans
Up to ~~W~~100 million	97	0.0
Over ~~W~~100 million to ~~W~~1 billion	657	0.3
Over ~~W~~1 billion to ~~W~~10 billion	2,461	1.4
Over ~~W~~10 billion to ~~W~~50 billion	2,580	1.4
Over ~~W~~50 billion to ~~W~~100 billion	944	0.5
Over ~~W~~100 billion	641	0.3

Sub-total	7,380	3.9
Foreign trade financing loans
Up to ~~W~~100 million	21	0.0
Over ~~W~~100 million to ~~W~~1 billion	16	0.0
Over ~~W~~1 billion to ~~W~~10 billion	78	0.0
Over ~~W~~10 billion to ~~W~~50 billion	25	0.0
Over ~~W~~50 billion to ~~W~~100 billion	—	—
Over ~~W~~100 billion	—	—

Sub-total	140	0.1

Consumer

	Aggregate loan	Percentage of
	balance	total loan balance
	(in billions of Won)

General purpose household loans(1)
Up to ~~W~~10 million	3,788	2.0
Over ~~W~~10 million to ~~W~~50 million	15,393	8.1
Over ~~W~~50 million to ~~W~~100 million	11,580	6.0
Over ~~W~~100 million to ~~W~~500 million	22,924	12.1
Over ~~W~~500 million to ~~W~~1 billion	2,224	1.1
Over ~~W~~1 billion	1,342	0.7

Sub-total	57,251	30.0
Mortgage loans
Up to ~~W~~10 million	76	0.0
Over ~~W~~10 million to ~~W~~50 million	1,560	0.8
Over ~~W~~50 million to ~~W~~100 million	1,908	1.1
Over ~~W~~100 million to ~~W~~500 million	2,564	1.3
Over ~~W~~500 million to ~~W~~1 billion	149	0.1
Over ~~W~~1 billion	41	0.0

Sub-total	6,298	3.3
Credit cards
Up to ~~W~~10 million	3,483	1.9
Over ~~W~~10 million to ~~W~~50 million	624	0.3
Over ~~W~~50 million to ~~W~~100 million	52	0.0
Over ~~W~~100 million	195	0.1

Sub-total	4,354	2.3

	Aggregate loan		Percentage of
	balance		total loan balance
	(in billions of Won)

Foreign consumer loans
Up to ~~W~~10 million		2	0.0
Over ~~W~~10 million to ~~W~~50 million		3	0.0
Over ~~W~~50 million to ~~W~~100 million		4	0.0
Over ~~W~~100 million to ~~W~~500 million		34	0.0
Over ~~W~~500 million to ~~W~~1 billion		29	0.0
Over ~~W~~1 billion		80	0.0

Sub-total		152	0.1

Total	~~W~~	191,043	100.0%

(1)	Includes home equity loans.

Maturity Analysis

The following table sets out, as of December 31, 2010, the scheduled maturities (time remaining until maturity) of our loan portfolio. The amounts disclosed are before deduction of allowance for loan losses:

			Over 1 year
			but not more
	1 year or less		than 5 years		Over 5 years		Total
	(in billions of Won)

Domestic
Corporate
Commercial and industrial	~~W~~	66,624	~~W~~	22,508	~~W~~	7,329	~~W~~	96,461
Lease financing		1		635		—		636
Trade financing		11,275		57		—		11,332
Other commercial		3,813		2,134		1,092		7,039

Total corporate		81,713		25,334		8,421		115,468
Consumer
General purpose household(1)		25,181		10,875		21,195		57,251
Mortgage		1,623		2,272		2,403		6,298
Credit cards		3,928		425		1		4,354

Total consumer		30,732		13,572		23,599		67,903

Total domestic		112,445		38,906		32,020		183,371

			Over 1 year
			but not more
	1 year or less		than 5 years		Over 5 years		Total
	(in billions of Won)

Foreign
Corporate
Commercial and industrial		4,407		1,817		1,156		7,380
Lease financing		—		—		—		—
Trade financing		140		—		—		140
Other commercial		—		—		—		—

Total corporate		4,547		1,817		1,156		7,520
Consumer:
Other consumer		18		52		82		152

Total foreign		4,565		1,869		1,238		7,672

Total loans	~~W~~	117,010	~~W~~	40,775	~~W~~	33,258	~~W~~	191,043

(1)	Includes home equity loans.

A significant portion of our loans with maturities of one year is renewed annually. We typically roll over our working capital loans and consumer loans (other than those payable in installments) after we conduct our normal loan review in accordance with our loan review procedures. Under our internal guidelines, we may generally extend working capital loans on an annual basis for an aggregate term of five years. Those guidelines also allow us to generally extend consumer loans for another term on an annual basis for an aggregate term of up to five years.

Interest Rates

The following table shows, as of December 31, 2010, the total amount of our loans due after one year, that have fixed interest rates and variable or adjustable interest rates:

	Domestic		Foreign		Total
	(in billions of Won)

Fixed rate(1)	~~W~~	11,168	~~W~~	87	~~W~~	11,255
Variable or adjustable rates(2)		59,759		3,019		62,778

Total loans	~~W~~	70,927	~~W~~	3,106	~~W~~	74,033

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Asset and Liability Management.”

Asset Quality of Loans

Loan Classifications

The Financial Services Commission generally requires Korean financial institutions to analyze and classify their assets by quality into one of five categories for reporting purposes. In making these classifications, we take into account a number of factors, including the financial position, profitability and transaction history of the borrower, and the value of any collateral or guarantee taken as security for the extension of credit. This classification method, and our related provisioning policy, is intended to fully reflect the borrower’s capacity to repay.

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

Foregone interest is the interest due on non-accrual loans that we have not accrued in our books. If we had not foregone interest on our non-accrual loans, we would have recorded gross interest income of ~~W~~292 billion, ~~W~~254 billion and ~~W~~309 billion for 2008, 2009 and 2010, respectively, on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2008, 2009 and 2010 was ~~W~~175 billion and ~~W~~136 billion and ~~W~~133 billion, respectively.

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

	As of December 31,
	2006						2007						2008						2009						2010
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
													(in billions of Won)

Loans accounted for on a non-accrual basis
Corporate	~~W~~	1,001	~~W~~	6	~~W~~	1,007	~~W~~	1,147	~~W~~	4	~~W~~	1,151	~~W~~	2,011	~~W~~	1	~~W~~	2,012	~~W~~	2,298	~~W~~	42	~~W~~	2,340	~~W~~	2,901	~~W~~	19	~~W~~	2,920

Consumer(1)		1,560		—		1,560		1,685		1		1,686		2,166		—		2,166		1,263		—		1,263		1,159		—		1,159

Sub-total		2,561		6		2,567		2,832		5		2,837		4,177		1		4,178		3,561		42		3,603		4,060		19		4,079
Accruing loans which are contractually past due one day or more as to principal or interest (2)
Corporate		23		0		23		177		—		177		28		—		28		98		11		109		102		4		106
Consumer		29		0		29		41		—		41		47		—		47		26		—		26		29		—		29

Sub-total		52		—		52		218		—		218		75		—		75		124		11		135		131		4		135

Total	~~W~~	2,613	~~W~~	6	~~W~~	2,619	~~W~~	3,050	~~W~~	5	~~W~~	3,055	~~W~~	4,252	~~W~~	1	~~W~~	4,253	~~W~~	3,685	~~W~~	53	~~W~~	3,738	~~W~~	4,191	~~W~~	23	~~W~~	4,214

(1)	Includes credit card balances of ~~W~~60 billion, ~~W~~199 billion, ~~W~~290 billion, ~~W~~105 billion and ~~W~~70 billion as of December 31, 2006, 2007, 2008, 2009 and 2010, respectively.
(2)	Includes accruing loans that are contractually past due 90 days or more in the amount of ~~W~~4 billion, ~~W~~2 billion, ~~W~~2 billion and ~~W~~24 billion, as of December 31, 2007, 2008, 2009 and 2010, respectively.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated. In line with industry practice, we have restructured a portion of our delinquent credit card balances as loans.

				1-3 months			3-6 months			More than 6 months
	Normal			Amount			Amount			Amount			Total
As of December 31,	Amount		%	past due		%	past due		%	past due		%	Amount		%
	(in billions of Won, except percentages)

2006	~~W~~	132,603	99.1%	~~W~~	229	0.2%	~~W~~	263	0.2%	~~W~~	640	0.5%	~~W~~	133,735	100.0%
2007		157,985	98.8		1,255	0.8		278	0.2		350	0.2		159,868	100.0
2008		185,055	98.1		2,584	1.4		456	0.2		485	0.3		188,581	100.0
2009		185,250	98.8		1,375	0.7		324	0.2		570	0.3		187,519	100.0
2010		188,053	98.4		1,555	0.8		864	0.5		571	0.3		191,043	100.0

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which we, together with the borrower and other creditors, restructure a borrower’s credit terms. Previously, workouts were regulated under the Corporate Restructuring Promotion Act, which was enacted in 2007 and expired on December 31, 2010. In April 2011, the National Assembly of Korea adopted a new Corporate Restructuring Promotion Act, or the New Corporate Restructuring Promotion Act, which became effective on May 19, 2011. Workouts that had been initiated under the Corporate Restructuring Promotion Act are also governed by the New Corporate Restructuring Promotion Act effective from May 19, 2011. Under the New Corporate Restructuring Promotion Act, which is similar to the Corporate Restructuring Promotion Act, all creditor financial institutions of a financially troubled borrower are required to participate in a creditors’ committee which is authorized to prohibit such creditor financial institutions from exercising their rights against the borrower, commencing workout procedures or approving a reorganization plan prepared by the borrower. Any decision of the creditors’ committee requires the approval of creditor financial institutions holding interests as creditor in 75% or more of the total debt outstanding of a borrower. An additional approval of creditor financial institutions holding interests as creditor in 75% or more of the secured debt is required with respect to the borrower’s debt restructuring. Once approved, any decision made by the creditors’ committee is binding on all the creditor financial institutions of the borrower. Creditor financial institutions that voted against commencement of workout, debt restructuring or granting of new credit have the right to request the creditor financial institutions that voted in favor of such matters to purchase their claims at a mutually agreed price. In the event that the parties are not able to agree on the terms of purchase, a coordination committee consisting of experts would determine the terms. The creditor financial institutions that oppose a decision made by the coordination committee may request a court to change such decision. The New Corporate Restructuring Promotion Act is scheduled to expire on December 31, 2013.

Korean law also provides for corporate rehabilitation proceedings, which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. That restructuring plan is subject to court approval.

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2010, ~~W~~2,189 billion, or 0.9%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ~~W~~1,379 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and ~~W~~811 billion of loans to and debt securities of small- and medium-sized enterprises in workout, restructuring or rehabilitation, which represented 0.6% and 0.3% of our total loans and debt securities, respectively. Currently, a specialized unit in each of our banking subsidiaries manages their workout, restructured and rehabilitated loans. At Woori Bank, for example, the Corporate Restructuring Division manages its workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for loan losses.

The following table shows, as of December 31, 2010, our ten largest exposures that were in workout, restructuring or rehabilitation:

																	Amounts
	Loans								Guarantees								Classified as
	Won		Foreign		Equity		Debt		and		Credit		Total				Substandard
Company (Credit Rating)(1)	Currency		Currency		Securities		Securities		Acceptances		Derivatives		Exposures		Collateral(2)		or Below(3)		Allowance
									(in billions of Won)

SLS Shipbuilding Co., Ltd.(4)	~~W~~	291	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	681	~~W~~	—	~~W~~	972	~~W~~	907	~~W~~	217	~~W~~	116
Kumho Industrial Co., Ltd. (CCC).		437		—		103		135		60		—		735		284		460		7
KSID Co., Ltd.(4)		195		—		—		—		—		—		195		—		195		128
Byucksan Engineering & Construction Co.,Ltd. (BBB-)		166		—		—		—		5		—		171		45		171		115
21st Century Shipbuilding Co., Ltd.(4)		33		2		2		—		119		—		156		34		150		117
Jeil Construction Co.,Ltd.(4)		112		—		—		—		—		—		112		72		41		10
Hyundai Cement Co., ltd.(4)		81		—		—		—		—		—		81		—		81		37
Pantech Co.,Ltd. (CCC)		23		11		42		—		—		—		76		—		—		12
N.S.Industry(4)		56		—		—		—		—		—		56		—		56		6
Guam Emerald Oceanview Limited Company (CCC).		50		—		—		—		—		—		50		—		50		31

Total	~~W~~	1,444	~~W~~	13	~~W~~	147	~~W~~	135	~~W~~	865	~~W~~	—	~~W~~	2,604	~~W~~	1,342	~~W~~	1,421	~~W~~	579

(1)	Credit rating as of December 31, 2010, from one of the following Korean credit agencies: Korea Information Service Inc., National Information & Credit Evaluation, Inc. or Korea Ratings.
(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.
(4)	Credit rating unavailable.

Troubled Debt Restructurings

The following table presents, as of the dates indicated, our loans that are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2006					2007					2008					2009					2010
	Domestic		Foreign	Total		Domestic		Foreign	Total		Domestic		Foreign	Total		Domestic		Foreign	Total		Domestic		Foreign	Total
	(in billions of Won)

Loans not included in “non-accrual and past due loans” which are classified as “troubled debt restructurings”	~~W~~	251	—	~~W~~	251	~~W~~	329	—	~~W~~	329	~~W~~	483	—	~~W~~	483	~~W~~	1,518	—	~~W~~	1,518	~~W~~	2,791	—	~~W~~	2,791

For 2010, interest income that we would have recorded under the original contract terms of restructured loans amounted to ~~W~~97 billion, of which we reflected ~~W~~52 billion as interest income for 2010.

Potential Problem Loans

As of December 31, 2010, we had ~~W~~6,722 billion of corporate loans that were current as to payment of principal and interest but where we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. These amounts were classified as impaired and therefore included in our calculation of specific loan loss allowance under U.S. GAAP. Potential problem loans are precautionary loans that we determine, through our internal loan review process, require close management and increased provisioning due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business.

Other Problematic Interest-Earning Assets

We have in the past received certain other interest-earning assets in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. However, as of December 31, 2010, we had no such assets.

Non-Performing Loans

Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “—Loan Classifications” above. The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2006			2007			2008			2009			2010
	(in billions of Won, except percentages)

Total non-performing loans	~~W~~	1,354	(1)	~~W~~	1,121	(2)	~~W~~	2,088	(3)	~~W~~	2,489	(4)	~~W~~	5,855	(5)
As a percentage of total loans		1.0%			0.7%			1.1%			1.3%			3.1%

(1)	Excludes ~~W~~15 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(2)	Excludes ~~W~~5 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(3)	Excludes ~~W~~14 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(4)	Excludes ~~W~~20 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(5)	Excludes ~~W~~17 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2006			2007			2008			2009			2010
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)

Domestic
Corporate
Commercial and industrial	~~W~~	783	57.9%	~~W~~	788	70.3%	~~W~~	1,592	76.2%	~~W~~	1,819	73.1%	~~W~~	5,199	88.8%
Lease financing		—	—		4	0.4		9	0.4		11	0.4		4	0.1
Trade financing		102	7.5		45	4.0		112	5.4		112	4.5		231	3.9
Other commercial		65	4.8		4	0.4		7	0.3		152	6.1		14	0.2

Total corporate		950	70.2		841	75.1		1,720	82.4		2,094	84.1		5,448	93.0
Consumer
General purpose household(1)		308	22.7		241	21.5		285	13.6		257	10.3		291	5.0
Mortgage		54	4.0		—	—		12	0.6		10	0.4		6	0.1

Total consumer		362	26.7		241	21.5		297	14.2		267	10.7		297	5.1
Credit cards		33	2.4		36	3.2		57	2.7		52	2.1		51	0.9

Total domestic		1,345	99.3		1,118	99.7		2,074	99.3		2,413	96.9		5,796	99.0
Foreign
Corporate
Commercial and industrial		8	0.6		3	0.3		14	0.7		76	3.1		59	1.0
Lease financing		—	—		—	—		—	—		—	—		—	0.0
Trade financing		1	0.1		—	—		—	—		—	—		—	0.0
Other commercial		—	—		—	—		—	—		—	—		—	0.0

Total corporate		9	0.7		3	0.3		14	0.7		76	3.1		59	1.0
Consumer		—	—		—	—		—	—		—	—		—	0.0

Total foreign		9	0.7		3	0.3		14	0.7		76	3.1		59	1.0

Total non-performing loans	~~W~~	1,354	100.0%	~~W~~	1,121	100.0%	~~W~~	2,088	100.0%	~~W~~	2,489	100.0%	~~W~~	5,855	100.0%

(1)	Includes home equity loans.

Top 20 Non-Performing Loans. As of December 31, 2010, our 20 largest non-performing loans accounted for 51.8% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross		Allowance
	principal		for loan
	outstanding		losses		Collateral(1)		Industry
	(in billions of Won)

Borrower A	~~W~~	460	~~W~~	90	~~W~~	429	Construction
Borrower B		357		179		44	Other
Borrower C		305		56		119	Construction
Borrower D		209		98		825	Manufacturing
Borrower E		195		98		—	Construction
Borrower F		193		38		—	Construction
Borrower G		178		36		—	Other
Borrower H		100		20		64	Other
Borrower I		100		20		—	Other
Borrower J		100		40		—	Financial and Insurance
Borrower K		90		44		—	Construction
Borrower L		90		19		—	Other
Borrower M		90		18		—	Construction
Borrower N		86		17		—	Other
Borrower O		85		29		—	Construction
Borrower P		84		11		—	Manufacturing
Borrower Q		84		17		—	Manufacturing
Borrower R		79		39		—	Construction
Borrower S		75		75		—	Construction
Borrower T		75		37		—	Hotel and Transportation

Total	~~W~~	3,035	~~W~~	981	~~W~~	1,481

(1)	The value of collateral is appraised based on future cash flow and observable market price.

Non-Performing Loan Strategy

One of our goals is to improve our asset quality, in part by reducing our non-performing loans. We completed in 2007 the standardization of the credit risk management systems of our subsidiaries to reduce our risks relating to future non-performing loans. Our credit rating systems are designed to prevent our subsidiaries from extending new loans to high-risk borrowers as determined by their credit rating. Our credit monitoring systems are designed to bring any sudden increase in a borrower’s credit risk to the attention of our subsidiaries, which then closely monitor such loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

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

Foreclosure and Collateral. We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2008, 2009 and 2010, we foreclosed on collateral we obtained with respect to loan balances representing approximately 0.2%, 0.2% and 0.2% respectively, of our average interest-bearing loan balances in each of those periods.

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

The following table sets forth Korean GAAP information regarding our sales of loans for the periods indicated:

	Year ended December 31,
	2008						2009						2010
	Principal						Principal						Principal
	Amount		Sale		Gain		Amount		Sale		Gain		Amount		Sale		Gain
Purchaser	Sold		Price		(loss)		Sold		Price		(loss)		Sold		Price		(loss)
							(in billions of Won)

KAMCO	~~W~~	260	~~W~~	195	~~W~~	(56)	~~W~~	44	~~W~~	34	~~W~~	(3)	~~W~~	346	~~W~~	187	~~W~~	2
Joint venture special purpose companies		189		158		—		853		641		(4)		635		564		12
Others		73		74		1		—		—		—		1,305		1,218		1

Total	~~W~~	522	~~W~~	427	~~W~~	(55)	~~W~~	897	~~W~~	675	~~W~~	(7)	~~W~~	2,286	~~W~~	1,969	~~W~~	15

Korea Asset Management Corporation. In December 1997, in response to difficulties faced by Korean financial institutions as a result of the severe economic downturn in Korea, the Korean government authorized KAMCO to purchase from those institutions certain assets (which were primarily classified as substandard or below) at discounted prices. From 1997 through December 31, 2010, we and our predecessor entities sold an aggregate of ~~W~~9,771 billion of substandard or below loans to KAMCO. In addition, in March 2009, the Korea government announced its plans to provide support to financial institutions and companies in the project finance industry by purchasing, through KAMCO, up to ~~W~~4.7 trillion of project finance loans designated by the Financial Supervisory Service as “endangered.”

Pursuant to the terms of certain of these sales, KAMCO can require us to repurchase substandard or below loans we have sold to it in the event that:

•	the underlying documentation of the loan is incomplete;

•	there is a flaw in the perfection of any security interest underlying the loan; or

•	certain litigation regarding the loan is pending.

In addition, we may be required to repurchase any loan relating to a borrower that has applied to a court for reorganization or that is the subject of reorganization proceedings at the time the loan was sold to KAMCO if a court rejects the application for reorganization, disapproves the reorganization plan or fails to approve the reorganization plan within two years of the sale. We may also be required to repurchase a loan if a court determines that the borrower cannot meet the terms of the repayment schedule developed in the reorganization proceeding. The ability of KAMCO to exercise its right to require us to repurchase loans sold is without limit. As of December 31, 2010, we did not have any loans subject to these repurchase rights.

Joint Ventures. In February 2006, Woori F&I entered into a joint venture arrangement with CRT9 Yugen Kaisha, a subsidiary of Shinsei Bank, to dispose of our substandard or below loans, and a special purpose company was established to purchase such loans from us and to securitize such loans through the issuance of asset-backed securities. In connection with such arrangement, Woori F&I transferred 49% of its 100% interest in Woori CA Asset Management to CRT9 Yugen Kaisha. Woori CA Asset Management was subsequently renamed Woori SB Asset Management and manages the substandard or below loans purchased from us by the special purpose company and receives asset management fees from the special purpose company, as well as a performance fee based on a percentage of asset resolutions. In December 2009, Woori F&I repurchased the 49% interest in Woori SB Asset Management held by CRT9 Yugen Kaisha and renamed it Woori AMC Co., Ltd., and the joint venture arrangement was terminated.

In May 2011, the Financial Supervisory Service entered into a memorandum of understanding with seven banks, including Woori Bank, regarding the establishment by the end of June 2011 of an entity to acquire approximately ~~W~~1.2 trillion of non-performing bank loans relating to the construction and real estate industries. Such entity is expected to be established in the form of a private equity fund, with United Asset Management Corp. as the general partner and several banks, including Woori Bank, and other investors as the limited partners. The non-performing bank loans are expected to be purchased by the entity at market price and the funds required to purchase such loans are expected to be contributed entirely by the banks that sell such loans to the entity. According to the memorandum of understanding, Woori Bank will be required to make a capital contribution of ~~W~~148 billion and extend a line of credit of up to ~~W~~109 billion to the entity, subject to board approval and its internal credit approval processes.

Allocation of Allowances for Loan Losses

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type:

	As of December 31,
	2006			2007			2008			2009			2010
	(in billions of Won, except percentages)

Domestic
Corporate
Commercial and industrial	~~W~~	1,084	58.4%	~~W~~	1,068	61.5%	~~W~~	1,936	65.8%	~~W~~	2,653	74.6%	~~W~~	3,813	78.3%
Lease financing		—	0.0		15	0.9		4	0.1		11	0.3		9	0.2
Trade financing		128	6.9		88	5.1		187	6.4		279	7.8		258	5.3
Other commercial		119	6.4		69	4.0		217	7.4		166	4.7		221	4.5

Total corporate		1,331	71.7		1,240	71.4		2,344	79.7		3,109	87.4		4,301	88.3
Consumer
General purpose household(1)		372	20.1		331	19.1		320	10.9		182	5.1		227	4.7
Mortgage		44	2.4		21	1.2		16	0.5		11	0.3		7	0.1

Total consumer		416	22.5		352	20.3		336	11.4		193	5.4		234	4.8
Credit cards		51	2.7		59	3.4		97	3.3		78	2.2		72	1.5

Total domestic		1,798	96.9		1,651	95.1		2,777	94.4		3,380	95.0		4,607	94.6
Foreign
Corporate
Commercial and industrial		55	2.9		58	3.3		161	5.5		175	4.9		259	5.3
Lease financing		—	—		—	—		—	—		—	—		—	—
Trade financing		1	0.1		1	0.1		3	0.1		2	0.1		2	0.0
Other commercial		—	—		—	—		—	—		—	—		—	—

Total corporate		56	3.0		59	3.4		164	5.6		177	5.0		261	5.3
Consumer		1	0.1		26	1.5		—	—		—	—		6	0.1
Total foreign	~~W~~	57	3.1	~~W~~	85	4.9	~~W~~	164	5.6	~~W~~	177	5.0	~~W~~	267	5.4

Total allowance for loan losses	~~W~~	1,855	100.0%	~~W~~	1,736	100.0%	~~W~~	2,942	100.0%	~~W~~	3,557	100.0%	~~W~~	4,874	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our allowances for loan losses for the periods indicated:

	Year ended December 31,
	2006		2007		2008		2009		2010
			(in billions of Won)

Balance at the beginning of the period	~~W~~	1,525	~~W~~	1,855	~~W~~	1,736	~~W~~	2,942	~~W~~	3,557
Provision for credit losses		509		219		1,608		2,408		3,078
Allowance relating to credit-related commitments transferred to loans		15		11		13		47		25
Allowance relating to loans acquired in connection with acquisitions of Woori Securities, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea		—		—		—		—		—
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(86)		(175)		(186)		(757)		(1,231)
Lease financing		—		(2)		(1)		(9)		(9)
Trade financing		(13)		(28)		(24)		(81)		(164)
Other commercial		(9)		(19)		(16)		(47)		(102)

Total corporate		(108)		(224)		(227)		(894)		(1,506)
Consumer
General purpose household(1)		(64)		(176)		(113)		(456)		(98)
Mortgage		(10)		(10)		(6)		(30)		(11)

Total consumer		(74)		(186)		(119)		(486)		(109)
Credit cards		(87)		(83)		(113)		(203)		(140)
Total domestic		(269)		(493)		(459)		(1,583)		(1,755)
Foreign		(2)		(18)		(19)		(60)		(109)
Allowance relating to loans sold		(90)		—		(40)		(317)		(161)

Total gross charge-offs		(361)		(511)		(518)		(1,960)		(2,025)
Recoveries:
Domestic
Corporate
Commercial and industrial		45		34		14		44		128
Lease financing		—		1		—		1		1
Trade financing		7		9		2		5		15
Other commercial		4		6		1		3		9

Total corporate		56		50		17		53		153
Consumer
General purpose household		34		36		8		27		6
Mortgage and home equity		5		3		1		2		1

Total consumer		39		39		9		29		7
Credit cards		78		66		61		59		65

Total domestic		173		155		87		141		225
Foreign		1		6		1		3		11

Total recoveries		174		161		88		144		236

Net charge-offs		(187)		(350)		(430)		(1,816)		(1,789)
Foreign exchange translation effects		(7)		1		15		(24)		3

Balance at the end of the period	~~W~~	1,855	~~W~~	1,736	~~W~~	2,942	~~W~~	3,557	~~W~~	4,874

Ratio of net charge-offs during the period to average loans outstanding during the period(2)		0.16%		0.24%		0.23%		0.97%		0.94%

(1)	Includes home equity loans.
(2)	Includes amounts relating to allowance related to loans transferred to held-for-sale.

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

Procedure for Charge-off Approval. In order to charge off corporate loans under applicable Korean accounting principles, in the case of Woori Bank, an application for a charge-off must be submitted by a branch to the Credit Management and Collection Department promptly and, in any event, within one month after the corporate loan is classified as estimated loss. The relevant department or team evaluates and approves the application. Then, Woori Bank must seek an approval from the Financial Supervisory Service for our charge-offs, which is typically granted. At the same time, Woori Bank refers the approval of the charge-off by the Credit Management and Collection Department to its Audit Committee for their review to ensure compliance with our internal procedures for charge-offs, which include consultations with the branch submitting the charge-off application. Once Woori Bank receives approval from the Financial Supervisory Service, Woori Bank must also obtain approval from its senior management to charge off those loans. With respect to corporate loans under U.S. GAAP, we follow a similar procedure (although we will not seek approval from the Financial Supervisory Service).

With respect to unsecured consumer loans and credit card balances, we follow a different process to determine which unsecured consumer loans and credit card balances should be charged-off, based on the length of time those loans or balances are past due. Under applicable Korean accounting principles, we charge-off unsecured consumer loans which are 12 months overdue and credit card balances which have been overdue for more than four payment cycles and have been classified as expected loss (excluding instances where there has been partial payment of the overdue balance, where a related balance is not overdue or where a charge off is not possible due to Korean regulations). Under U.S. GAAP, we follow a similar procedure, in addition to charging off any unsecured consumer loans or credit card balances which have not been charged off under applicable Korean accounting principles but are six months overdue.

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

In March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following successive extensions by the Korean government, is expected to continue until April 2013. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided for retail borrowers with total loans of less than ~~W~~500 million who are in arrears on their payments for more than 30 days but less than 90 days.

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

Our investments in debt securities include primarily bonds issued by government-related entities, as well as corporate bonds that have been guaranteed by banks (other than merchant banks), government-related funds or privately capitalized funds that we consider to have a low credit risk. As of December 31, 2010, we owned ~~W~~857 billion of KDIC debentures, which represent 1.8% of our investment securities. See “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

Our securities investments are subject to various guidelines, including limitations prescribed under the Financial Holding Company Act and the Bank Act. Under these regulations, a bank holding company may not own (i) more than 5% of the total issued and outstanding shares of another finance-related company, (ii) any shares of its affiliates, other than its direct or indirect subsidiaries or (iii) any shares of a non-finance-related company. In addition, each of our subsidiaries must limit its investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and Korean government bonds) to 60% of the sum of its total Tier I and Tier II capital amount (less any capital deductions). Each of our subsidiaries is also generally prohibited from purchasing or retaining permanent ownership interests in equity securities of other banking institutions or acquiring more than 15% of the shares with voting rights issued by any other corporation. Each of our banking subsidiaries and its respective trust accounts are prohibited from acquiring the shares of any of our “major shareholders,” as defined in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Shareholder,” in excess of an amount determined by enforcement decree within a maximum limit of 1% of the sum of our Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity” and “—Restrictions on Shareholdings in Other Companies.”

Our and our subsidiaries’ investments in foreign currencies are subject to certain limits and restrictions specified in our and our subsidiaries’ internal guidelines relating to country exposure, a single issuer and type of security exposure, and total investments by individual business units.

The following table sets out the definitions of the four types of securities investments we hold:

Category	Classification	Valuation Method

Trading securities	Securities held in anticipation of short- term market movements, which have been acquired for the purpose of short-term capital gains.	Marked-to-market and reported at fair value. We record unrealized gains and losses in income. Trading securities held by our overseas branches are stated at market value unless otherwise required by regulatory authorities in countries where the overseas branches are located.
Available-for-sale securities	Securities not classified as held to maturity or trading or other investments. Securities are classified as available- for-sale when we intend to hold them for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs.	Marked-to-market and reported at fair value, with unrealized gains and losses being recorded in other comprehensive income as unrealized gain or loss on valuation of investment securities. If the fair value of available-for-sale securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement. For

Category	Classification	Valuation Method

impaired available-for-sale debt securities that we do not intend to sell and we believe that it is more-likely- than-not that we will not be required to sell before recovery of the amortized cost basis, we consider both qualitative and quantitative valuation factors to evaluate whether we expect to recover the entire amortized cost basis of such securities and the amount of the other- than-temporary impairment (or OTTI) is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income. For marketable equity securities, OTTI evaluations focus on whether evidence supporting recovery of the unrealized loss within a timeframe consistent with temporary impairment exists. Unrealized losses for OTTI on equity securities are recognized in current period earnings.
Held-to-maturity securities	Debt securities are classified as held- to-maturity securities when we have the positive ability and intent to hold until maturity.	Valued at acquisition cost, adjusted for accretion or amortization of discounts and premiums. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.
Other investments	Equity securities where we exercise significant influence over the operating and financial policies of an investee.	Valued pursuant to the equity method of accounting, based on net asset value. We reflect our share in net income or net loss of these entities in our income statement. Changes in retained earnings, capital surplus or other capital accounts of these entities are accounted for as adjustments to our retain earnings or capital adjustments, consistent with the manner reflected in these entities’ financial statements.
	Equity investment securities that do not have a readily determinable fair value.	Valued at acquisition cost. However, if the fair value of these securities declines below their cost and the decline is deemed other-than- temporary, the difference in value is recorded as a realized loss on our income statement.

Book Value and Market Value

The following table sets out the book value and market value of securities in our portfolio as of the dates indicated:

	As of December 31,
	2008				2009				2010
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
					(in billions of Won)

Trading securities
Equity securities	~~W~~	224	~~W~~	224	~~W~~	379	~~W~~	379	~~W~~	262	~~W~~	262
Beneficiary certificates		124		124		45		45		57		57
Debt securities
Korean treasury securities and government agency securities		2,677		2,677		3,380		3,380		3,288		3,288
Debt securities issued by financial institutions		798		798		890		890		838		838
Corporate debt securities		2,887		2,887		4,667		4,667		4,956		4,956
Asset backed securities		2,137		2,137		728		728		16		16

Total—Trading		8,847		8,847		10,089		10,089		9,417		9,417
Available-for-sale securities
Equity securities		988		988		368		368		675		675
Beneficiary certificates		1,521		1,521		1,206		1,206		1,607		1,607
Debt securities
Korean treasury securities and government agency securities		8,931		8,931		4,348		4,348		6,670		6,670
Debt securities issued by financial institutions		3,970		3,970		2,265		2,265		2,986		2,986
Corporate debt securities		5,839		5,839		6,960		6,960		6,242		6,242
Asset backed securities		2,087		2,087		838		838		815		815
Debt securities issued by foreign governments		70		70		74		74		25		25

Total—Available-for-sale		23,406		23,406		16,059		16,059		19,020		19,020
Held-to-maturity securities
Debt securities
Korean treasury securities and government agency securities		6,977		7,120		11,502		11,520		12,115		12,288
Debt securities issued by financial institutions		2,335		2,341		2,503		2,515		1,791		1,813
Corporate debt securities		119		116		1,358		1,369		4,415		4,459
Asset backed securities		81		81		491		497		1,468		1,482
Debt securities issued by foreign governments		100		100		120		120		116		116

Total—Held-to-maturity		9,612		9,758		15,974		16,021		19,905		20,158

Total securities	~~W~~	41,865	~~W~~	42,011	~~W~~	42,122	~~W~~	42,169	~~W~~	48,342	~~W~~	48,595

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2010:

	As of December 31, 2010
				Over 1 but			Over 5 but
	Within 1 year			Within 5 years			Within 10 years			Over 10 years			Total
			Weighted			Weighted			Weighted			Weighted			Weighted
			Average			Average			Average			Average			Average
	Amount		Yield(1)	Amount		Yield(1)	Amount		Yield(1)	Amount		Yield(1)	Amount		Yield(1)
	(in billions of Won)

Trading securities
Korean treasury securities and government agencies	~~W~~	205	3.37%	~~W~~	2,665	5.43%	~~W~~	225	5.19%	~~W~~	193	4.62%	~~W~~	3,288	5.24%
Debt securities issued by financial institutions		479	4.70		140	4.21		—	—		219	4.54		838	4.57
Corporate debt securities		4,617	3.83		202	3.13		—	—		137	1.30		4,956	3.78
Asset backed securities		—	—		—	—		—	—		16	1.33		16	1.33

Total	~~W~~	5,301	3.50%	~~W~~	3,007	5.04%	~~W~~	225	5.19%	~~W~~	565	3.69%	~~W~~	9,098	4.38%

Available-for-sale securities
Korean treasury securities and government agencies	~~W~~	3,398	4.30%	~~W~~	3,198	4.49%	~~W~~	68	4.24%	~~W~~	6	4.99%	~~W~~	6,670	4.39%
Debt securities issued by financial institutions		1,972	3.21		700	4.15		20	5.54		294	9.85		2,986	4.10
Corporate debt securities		1,708	3.27		1,671	4.98		126	3.74		2,737	11.60		6,242	6.94
Asset backed securities		112	4.52		2	5.81		—	—		701	3.37		815	3.53
Debt securities issued by foreign governments		25	2.83		—	—		—	—		—	—		25	2.83

Total	~~W~~	7,215	3.76%	~~W~~	5,571	4.59%	~~W~~	214	4.07%	~~W~~	3,738	9.90%	~~W~~	16,738	5.41%

Held-to-maturity securities
Korean treasury securities and government agencies	~~W~~	5,347	6.89%	~~W~~	6,768	5.36%		—	—		—	—	~~W~~	12,115	6.03%
Debt securities issued by financial institutions		847	6.93		889	7.27		20	6.35		35	7.33		1,791	7.10
Corporate debt securities		606	5.98		3,740	5.33		60	4.51		9	3.05		4,415	5.80
Asset backed securities		63	4.81		188	6.02		—	—		1,217	7.28		1,468	7.01
Debt securities issued by foreign governments		77	3.84		37	11.00		—	—		2	5.42		116	6.14

Total	~~W~~	6,940	6.76%	~~W~~	11,622	5.52%	~~W~~	80	4.97%	~~W~~	1,263	7.25%	~~W~~	19,905	6.06%

(1)	The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities).

Risk Concentrations

As of December 31, 2010, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity at such date. As of December 31, 2010, our stockholders’ equity was ~~W~~13,968 billion.

	As of December 31, 2010
	Book Value		Market Value
	(in billions of Won)

Name of issuer:
Korean government	~~W~~	11,274	~~W~~	11,418
The Bank of Korea		10,799		10,828

Total	~~W~~	22,073	~~W~~	22,246

The Bank of Korea is a Korean government entity.

Funding

We fund our lending and other activities using various sources, both domestic and foreign. Our primary funding strategy is to maintain stable and low-cost funding. We have in the past achieved this in part by increasing the average balances of low-cost customer deposits, in particular demand deposits and savings deposits.

Customer deposits are our principal funding source. Customer deposits accounted for 70.8% of our total funding as of December 31, 2008, 73.5% of our total funding as of December 31, 2009 and 75.5% of our total funding as of December 31, 2010.

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

As of December 31, 2010, approximately 95.3% of our total funding was denominated in Won.

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

	For the year ended December 31,
	2008			2009			2010
	Average		Average	Average		Average	Average		Average
	Balance(1)		Rate Paid	Balance(1)		Rate Paid	Balance(1)		Rate Paid
				(in billions of Won)

Demand deposits:
Non-interest-bearing	~~W~~	6,132	—	~~W~~	4,579	—	~~W~~	4,124	—
Interest-bearing		25,125	0.30%		27,652	0.28%		31,831	0.23%
Time deposits
Certificates		21,808	6.28		15,070	5.14		8,314	4.36
Other time deposits		92,498	5.26		111,828	3.77		117,390	3.59
Savings deposits		15,850	3.73		21,423	1.88		22,586	1.85
Mutual installment deposits(2)		344	3.88		257	3.32		183	3.35

Average total deposits	~~W~~	161,757	4.44	~~W~~	180,809	3.11	~~W~~	184,427	2.81

(1)	Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.
(2)	Mutual installment deposits are interest-bearing deposits offered by us, which enable customers to become eligible to apply for loans secured by such deposits while they maintain an account with us. In order to qualify to apply for such a loan, a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. Any such loan will be secured in an amount up to the holder’s mutual installment deposit and will be subject to the same loan underwriting policy we apply for other secured loans. For the portion of the loan, if any, that is not secured, we apply the same loan underwriting policy as we would for other unsecured loans.

For a description of our retail deposit products, see “—Business—Consumer Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Consumer Banking—Deposit-Taking Activities.”

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2010, the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had fixed maturities in excess of ~~W~~100 million:

	As of December 31, 2010
					Mutual
	Certificates of		Other Time		Installment
	Deposit		Deposits		Deposits		Total
			(in billions of Won)

Maturing within three months	~~W~~	915	~~W~~	23,242	~~W~~	9	~~W~~	24,166
After three but within six months		305		14,469		2		14,776
After six but within 12 months		1,338		43,403		6		44,747
After 12 months		364		3,634		8		4,005

Total	~~W~~	2,922	~~W~~	84,748	~~W~~	25	~~W~~	87,694

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt as of December 31, 2010 was as follows:

	Amount
	(in billions of Won)

Due in 2011	~~W~~	9,261
Due in 2012		9,782
Due in 2013		5,067
Due in 2014		4,403
Due in 2015		4,357
Thereafter		6,676

Gross long-term debt		39,546
Less: discount		(59)

Total long-term debt, net	~~W~~	39,487

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less:

	As of and for the year ended December 31,
	2008		2009		2010
	(in billions of Won, except percentages)

Call money
Year-end balance	~~W~~	2,960	~~W~~	5,687	~~W~~	4,650
Average balance(1)		3,779		4,576		3,366
Maximum balance		4,271		8,244		6,084
Average interest rate(2)		3.63%		1.90%		1.46%
Year-end interest rate		0.35%~3.08%		0.68%~3.64%		0.07%~6.20%
Borrowings from the Bank of Korea (3)
Year-end balance	~~W~~	1,183	~~W~~	1,560	~~W~~	1,223
Average balance(1)		943		1,376		1,407
Maximum balance		1,183		1,803		1,706
Average interest rate(2)		3.01%		1.36%		1.56%
Year-end interest rate		1.75%		1.25%		1.25%
Other short-term borrowings(4)
Year-end balance	~~W~~	17,276	~~W~~	11,275	~~W~~	11,159
Average balance(1)		13,145		14,002		9,565
Maximum balance		22,549		24,693		11,159
Average interest rate(2)		5.31%		3.21%		1.46%
Year-end interest rate		1.27%~10.50%		1.27%~10.50%		0.51%~6.80%

(1)	Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings in domestic and foreign currency, short-term secured borrowings and foreign currency debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured.

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

See Note 18 of the notes to our consolidated financial statements for a summary of our secured borrowings and relevant collateral as of December 31, 2008, 2009 and 2010.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act (Law No. 6274, October 23, 2000), last amended on June 8, 2010, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

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

Liquidity

All financial holding companies are required to match the maturities of their assets and liabilities on a non-consolidated basis in accordance with the Financial Holding Company Act in order to ensure liquidity. Financial holding companies must:

•	maintain a Won liquidity ratio (defined as Won assets due within one month, including marketable securities, divided by Won liabilities due within one month) of not less than 100% on a non-consolidated basis;

•	maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 80% on a non-consolidated basis (except that such requirement is not applicable to financial holding companies whose foreign currency liabilities amount is less than 1% of its total assets);

•	maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days as a percentage of total foreign currency assets of not less than 0% on a non-consolidated basis;

•	maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month as a percentage of total foreign currency assets of not less than negative 10% on a non-consolidated basis; and

•	make quarterly reports regarding their Won liquidity and foreign currency liquidity to the Financial Supervisory Service.

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

(4) in case of a financial investment company, the capital amount as defined in Article 37(3) of the Enforcement Decree of the Financial Investment Services and Capital Markets Act;

(5) in case of an insurance company, the capital amount as defined in Article 2, Item 15 of the Insurance Business Act;

(6) in case of a savings bank, the capital amount as defined in Article 2, Item 4 of the Mutual Savings Bank Act ; and

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

Non-financial business group companies are required to obtain approval from the Financial Services Commission in order to (i) become the largest shareholder of a bank holding company or (ii) acquire 4% or more of the issued and outstanding shares of voting stock of a bank holding company and participate in the management of such company in the manner prescribed in the Enforcement Decree of the Financial Holding Company Act. If non-financial business group companies hold voting stock of a bank holding company in excess of the foregoing limits as a result of unavoidable circumstances, such as sales by other stockholders’ of their shareholding, such non-financial business group companies are required to obtain approval from the Financial Services Commission to hold the portion of shares that exceeds the limit, dispose of such portion or take measures so that they no longer fall under the definition of “non-financial business group companies” under the Financial Holding Company Act. Non-compliance with such requirement will prohibit non-financial business group companies from exercising their voting rights of the shares that exceed the limit and prompt the issuance of an order by the Financial Services Commission directing such non-financial business group companies to dispose of their shares that exceed the limit.

Furthermore, in the case where a person (including Korean and foreign investors, but excluding certain persons prescribed under the Enforcement Decree of the Financial Holding Company Act) (i) acquires in excess of 4% of the total issued and outstanding voting shares of any financial holding company (other than a financial holding company controlling only regional banks), (ii) becomes the largest shareholder of such financial holding company in which such person has acquired in excess of 4% of the total issued and outstanding voting shares, or (iii) changes its shareholding in such financial holding company, in which it has acquired in excess of 4% of the total issued and outstanding voting shares, by 1% or more of the total issued and outstanding voting shares of such financial holding company, such person must file a report on such change with the Financial Services Commission within five days thereafter.

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

Under the Bank Act, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of, among others, shareholders’ equity, capital surplus, retained earnings, hybrid Tier I capital instruments, and gains or losses on foreign exchange as a part of accumulated other comprehensive gains and losses. Tier II capital (supplementary capital) consists of, among others, revaluation reserves, gains on valuation of investment securities (up to certain limits), allowance for loan losses set aside for loans classified as normal or precautionary (up to certain limits), perpetual subordinated debt, cumulative preferred shares (with redemption rights after the fifth anniversary of their date of issuance) and certain other subordinated debt.

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

Furthermore, pursuant to the Regulation on Supervision of Banking Business issued by the Financial Services Commission as amended by Notice No. 2009-65 dated December 31, 2009, beginning on July 1, 2010, foreign exchange agencies, including our subsidiary banks, will be required to hold “foreign currency safe assets” in an aggregate amount that is not less than the lower of (i) the product of (x) its total foreign currency-denominated debt maturing in one year or less multiplied by 2/12 and (y) an amount equal to one minus the “lowest rollover ratio” and (ii) 2% of its total foreign currency-denominated assets as shown in the balance sheet for the immediately preceding quarter. The “lowest rollover ratio” of a foreign exchange agency means the ratio of (A) its total debt with a maturity of one year or less (excluding overnight money) incurred in a particular month to (B) its total debt with maturity of one year or less (excluding overnight money) payable in that particular month, and is calculated by taking the lowest three month average from a period to be designated by the governor of the Financial Supervisory Service. Under the new regulation, foreign currency debt includes financial bonds, borrowings, call monies and repurchase selling denominated in foreign currencies and such other similar debt instruments denominated in a foreign currency as designated by the governor of the Financial Supervisory Service. “Foreign currency safe assets” are defined as cash denominated in foreign currency, deposits denominated in foreign currency with a central bank or financial institutions rated A or above, bonds issued or guaranteed by a government or central bank rated A or above or corporate bonds issued or guaranteed by corporations rated A or above. Accordingly, we may be required to acquire further foreign currency safe assets. Effective from January 1, 2010, the new regulation also increased the minimum “mid- to long-term foreign exchange funding ratio” applicable to foreign exchange agencies, including us, from 80% to 90% and, effective from August 1, 2010, it was increased again to 100%. “Mid-to long term foreign exchange funding ratio” refers to the ratio of (1) the total outstanding amount of foreign exchange borrowing with a maturity of more than one year to (2) the total outstanding amount of foreign exchange lending with a maturity of one year or more.

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business and Protection of Finance Users, interest rates on loans made by registered banks in Korea may not exceed 44% per annum. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee of the Bank of Korea. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

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

(iii)	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the loss is not more than ~~W~~1 billion.

Restrictions on Lending

Pursuant to the Bank Act, commercial banks may not provide:

•	loans directly or indirectly secured by a pledge of a bank’s own shares;

•	loans directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

•	loans to any of the bank’s officers or employees, other than petty loans of up to ~~W~~20 million in the case of a general loan, ~~W~~50 million in the case of a general loan plus a housing loan or ~~W~~60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; or

•	loans to any officers or employees of a subsidiary corporation of the bank, other than general loans of up to ~~W~~20 million or general and housing loans of up to ~~W~~50 million in the aggregate.

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

Restrictions on Investments in Property

A bank may not invest in securities set forth below in excess of 60% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions):

•	debt securities (within the meaning of paragraph (3) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years, but excluding government bonds, monetary stabilization bonds issued by the Bank of Korea and bonds within the meaning of item 2, paragraph (6) of Article 11 of the Law on the Improvement of the Structure of the Financial Industry;

•	equity securities, but excluding securities within the meaning of item 1, paragraph (6) of Article 11 of the Law on the Improvement of the Structure of the Financial Industry;

•	derivatives linked securities (within the meaning of paragraph (7) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years; and

•	beneficiary certificates, investment contracts and depositary receipts (within the meaning of paragraph (2) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years.

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

In the above exceptional cases, the total investment in corporations in which the bank owns more than 15% of the outstanding shares with voting rights may not exceed 15% of the sum of Tier I and Tier II capital (less any capital deductions), or 30% of the sum of Tier I and Tier II capital (less any capital deductions) if the bank meets certain management conditions as set forth in the applicable rules adopted by the Financial Services Commission.

The Bank Act provides that a bank using its bank accounts and its trust accounts may not acquire the shares of another corporation that is a major shareholder of the bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the KDIC and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. However, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 9% of that bank’s outstanding voting shares, unless they obtain the approval of the Financial Services

Commission and agree not to exercise voting rights in respect of shares in excess of the 9% limit, in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. Non-financial business group companies are required to obtain approval from the Financial Services Commission in order to (i) become the largest shareholder of a bank or (ii) acquire 4% or more of the issued and outstanding shares of voting stock of a bank and participate in the management of a bank in the manner prescribed in the Enforcement Decree of the Bank Act. If non-financial business group companies hold voting stock of a bank in excess of the foregoing limits as a result of unavoidable circumstances, such as sales by other stockholders’ of their shareholding, such non-financial business group companies are required to obtain approval from the Financial Services Commission to hold the portion of shares of the bank that exceeds the limit, dispose of such portion or take measures so that they no longer fall under the definition of “non-financial business group companies” under the Bank Act. Non-compliance with such requirement will prohibit non-financial business group companies from exercising their voting rights of the shares that exceed the limit and prompt the issuance of an order by the Financial Services Commission directing such non-financial business group companies to dispose of their shares that exceed the limit. In addition, if a foreign investor, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank’s outstanding voting shares, non-financial business group companies may acquire beneficial ownership of up to 10% of that bank’s outstanding voting shares, and in excess of 10%, 25% or 33% of that bank’s outstanding voting shares with the approval of the Financial Services Commission in each instance, up to the number of shares owned by the foreign investor. Any other person (whether a Korean national or a foreign investor), with the exception of non-financial business group companies described above, may acquire no more than 10% of a nationwide bank’s total voting shares issued and outstanding, unless they obtain approval from the Financial Services Commission in each instance where the total holding will exceed 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding provided that, in addition to the foregoing threshold shareholding ratios, the Financial Services Commission may, at its discretion, designate a separate and additional threshold shareholding ratio.

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the KDIC on a quarterly basis. The rate is determined under the Enforcement Decree to the Depositor Protection Act, and may not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.02% of insurable deposits for each quarter. If the KDIC makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The KDIC insures a maximum of ~~W~~50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits. Certain banks governed by the Bank Act, including our commercial banking subsidiaries, are also required by the Deposit Insurance Act to pay a special contribution of 0.025% of average deposits for each quarter as repayment of the governmental funding provided to such banks in the wake of the financial crisis in Korea in the late 1990s. The Depositor Protection Act requires such special contribution to be paid until 2027.

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

Trust Business

A bank must obtain approval from the Financial Services Commission to engage in trust businesses. The Trust Act and the Financial Investment Services and Capital Markets Act govern the trust activities of banks, and they are subject to various legal and accounting procedures and requirements, including the following:

•	under the Trust Act, assets accepted in trust by a bank in Korea must be segregated from other assets in the accounts of that bank; and

•	depositors and other general creditors cannot obtain the assets comprising the trust accounts if the bank is liquidated or wound-up.

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

Disclosure and Reports

Pursuant to the Specialized Credit Financial Business Act, a registered bank engaging in the credit card business must submit its business reports and reports with respect to its results of operations to the Governor of the Financial Supervisory Service within one month from the end of each quarter and each fiscal year.

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

Issuance of New Cards and Solicitation of New Card Holders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a registered bank engaging in the credit card business may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 18 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the registered bank engaging in the credit card business; and

•	in the case of minors who are at least 18 years and younger than 20 years, persons who submit a guardian’s consent along with documents evidencing income, such as an employment certificate or a tax certificate.

•	In addition, a registered bank engaging in the credit card business may not solicit credit card members by:

•	providing economic benefits or promising to provide economic benefits in excess of 10% of the annual credit card fee (in the case of credit cards with annual fees that are less than the average of the annual fees charged by the major credit cards in Korea, the annual fee will be deemed to be equal to such average annual fee) in connection with issuing a credit card;

•	soliciting applicants on roads, public places or along corridors used by the general public;

•	soliciting applicants through visits, except those visits made upon prior consent and visits to a business area;

•	soliciting applicants through the Internet without verifying whether the applicant is who he or she purports to be, by means of a certified digital signature under the Digital Signature Act; and

•	soliciting applicants through pyramid sales methods.

Compliance Rules on Collection of Receivable Claims

Pursuant to Supervisory Regulation on the Specialized Credit Financial Business, a registered bank engaging in the credit card business may not:

•	exert violence or threaten violence;

•	inform a related party (a guarantor of the debtor, blood relative or fiancée of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) of the debtor’s obligations without just cause;

•	provide false information relating to the debtor’s obligation to the debtor or his or her related parties;

•	threaten to sue or sue the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her capacity to make payment;

•	visit or telephone the debtor during late evening hours (between the hours of 9:00 p.m. and 8:00 a.m.); and

•	utilize other uncustomary methods to collect the receivables that interfere with the privacy or the peace in the workplace of the debtor or his or her related parties.

Regulations on Class Actions Regarding Securities

The Law on Class Actions Regarding Securities was enacted as of January 20, 2004 and last amended on March 31, 2010. The Law on Class Actions Regarding Securities governs class actions suits instituted by one or more representative plaintiff(s) on behalf of 50 or more persons who claim to have been damaged in a capital markets transaction involving securities issued by a listed company in Korea.

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

Business Conduct Rules

Pursuant to the Financial Investment Services and Capital Markets Act, financial investment companies are required to comply with certain “business conduct rules.” These rules impose greater responsibilities on financial investment companies, strictly banning certain unfair practices and ensuring that the potential investors solicited by financial investment companies are suitable.

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

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

(1)	Woori Investment & Securities is accounted for as an equity method investee under U.S. GAAP.
(2)	Woori Aviva Life Insurance, in which we acquired a 51.0% interest in April 2008 and in respect of which we entered into a joint venture agreement with Aviva International Holdings Limited, is accounted for as an equity method investee under U.S. GAAP. We currently hold a 51.6% interest in Woori Aviva Life Insurance.
(3)	In March 2011, we acquired certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank through our wholly owned subsidiary Woori FG Savings Bank, which was established in connection with such transaction.

Our largest subsidiary is Woori Bank, the assets of which represented approximately 78.0% of our total assets as of December 31, 2010. The following table identifies each of our major subsidiaries and their contributions to our total assets and net income as of and for the year ended December 31, 2010 (after allocating eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system for assets and net income in proportion to total assets and absolute net income, respectively):

	As of or for the year ended
	December 31, 2010
	Total Assets(1)
	Amount		% of Total	Net Income(2)
	(in billions of Won, except percentages)

Subsidiary
Woori Bank	~~W~~	212,860	78.0%	~~W~~	590
Kyongnam Bank		20,251	7.4		90
Kwangju Bank		15,750	5.8		52
Others		24,077	8.8		497

Total	~~W~~	272,938	100.0%	~~W~~	1,229

(1)	After allocating eliminations of ~~W~~19,093 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of segment assets before eliminations to total assets before eliminations. See Note 38 of the notes to our consolidated financial statements.
(2)	After allocating a loss of ~~W~~1,194 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of absolute segment net income to the sum of the absolute net income of all segments. See Note 38 of the notes to our consolidated financial statements.

The following is a summary of the activities of our principal subsidiaries:

Woori Bank

Established in December 1998, Woori Bank (formerly known as Hanvit Bank) was formed as a result of the merger of two nationwide commercial banks, the Commercial Bank of Korea (established in 1899) and Hanil Bank (established in 1932). Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. As of December 31, 2010, Woori Bank was the second-largest commercial bank in Korea based upon total assets (including loans)

and deposits. As of December 31, 2010, Woori Bank had more than 16 million customers, with 905 branches nationwide.

Kyongnam Bank

Established in April 1970, Kyongnam Bank is a regional commercial bank that provides financial services in Changwon and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2010, Kyongnam Bank had approximately two million customers, with 149 branches throughout southeastern Korea and Seoul.

Kwangju Bank

Established in September 1968, Kwangju Bank is a regional commercial bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering various deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers. As of December 31, 2010, Kwangju Bank had approximately two million customers, with 141 branches throughout southwestern Korea and Seoul.

Other Subsidiaries

The following table provides summary Korean GAAP information regarding our other significant consolidated subsidiaries (other than special purpose companies) as of or for the year ended December 31, 2010:

	Percentage of		Stockholders’	Operating	Net
Subsidiary	Ownership(1)	Total Assets	Equity	Revenue	Income
	(in millions of Won)

Woori Asset Management Co., Ltd.(2)	100.0%	84,259	62,898	35,575	4,768
Woori Private Equity Co., Ltd.	100.0%	2,146,740	351,049	244,193	1,704
Woori F&I Co., Ltd.	100.0%	1,062,111	201,930	99,569	38,207
Woori Finance Information System Co., Ltd.(3)	100.0%	220,469	13,526	283,215	2,155
Woori Financial Co., Ltd.(4)	52.5%	2,776,670	235,454	286,764	31,641

(1)	Including both direct and indirect ownership.
(2)	In May 2006, we transferred 30.0% of our interest in Woori Asset Management to Credit Suisse. Following this transfer, we renamed the entity Woori Credit Suisse Asset Management. In October 2009, we reacquired Credit Suisse’s 30.0% interest in Woori Credit Suisse Asset Management and renamed the entity Woori Asset Management.
(3)	In May 2011, we changed the corporate name of Woori Finance Information System Co., Ltd. to Woori FIS Co., Ltd.
(4)	We acquired 8,499,955 shares of Woori Financial in September 2007. This represented an ownership interest of 51.4% under U.S. GAAP and 50.1% under Korean GAAP. Under U.S. GAAP, ownership interest in a company is calculated by dividing the number of acquired shares by the total number of shares outstanding. Under Korean GAAP, ownership interest is calculated by dividing the number of acquired shares by the number of issued shares.

In March 2011, we acquired certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank through our wholly owned subsidiary Woori FG Savings Bank, which was established in connection with such transaction.

Item 4D.	Property, Plants and Equipment

Our registered office and corporate headquarters, with a total area of approximately 97,222 square meters, are located at 203, 1-ga, Hoehyon-dong, Chung-Gu, Seoul, Korea. Information regarding certain of our properties in Korea is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)

Woori Finance Holdings and Woori Bank registered office and corporate headquarters	203 Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792	97,222
Kyongnam Bank registered office and corporate headquarters	246-1 Seockcheon-dong, MasanHoiwon-gu, Changwon City, Kyongnam Province, Korea 630-010	29,457
Kwangju Bank registered office and corporate headquarters	7-12 Daein-dong, Dong-gu, Kwangju, Korea 501-030	47,007
Woori FIS registered office and corporate headquarters	1585 Sangam-dong, Mapo-gu, Seoul, Korea 121-835	40,737

As of December 31, 2010, we had a network of 1,195 banking branches in Korea. With respect to Woori Bank, approximately 258 of its branches are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Hong Kong, Russia and Indonesia and branches, agencies and representative offices in Asia, the United States and Europe. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us as of December 31, 2010 was ~~W~~2,469 billion.

Item 4.A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Securities Exchange Act of 1934.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A.	Operating Results

Overview

We maintain our accounts in accordance with accounting principles and practices employed by financial institutions and other enterprises in the Republic of Korea, whereas the accompanying consolidated financial statements reflect certain adjustments not recorded on our books to present these statements in accordance with U.S. GAAP. Our management uses Korean GAAP (and, commencing in 2011, IFRS) information to allocate resources and evaluate the performance of our subsidiaries.

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

In June 2004, we acquired the 39.7% minority interest in Woori Securities that we did not own, and issued 8,571,262 new shares of our common stock valued at ~~W~~56 billion as the purchase price. The acquisition was accounted for under the purchase method of accounting. In connection with this acquisition, we recognized ~~W~~63 billion of extraordinary gain, which represented the excess of the fair value of the net assets acquired over the purchase consideration after allocations. In January 2005, we reduced the capital of Woori Securities by 42.5% or ~~W~~154 billion in anticipation of its planned merger with LGIS. In March 2005, we merged Woori Securities into LGIS, and renamed the surviving entity Woori Investment & Securities, which became an equity method investee. We currently own a 35.0% voting interest in Woori Investment & Securities. As of December 31, 2010, Woori Investment & Securities had consolidated total assets of ~~W~~17,488 billion, consolidated total liabilities of ~~W~~14,704 billion and consolidated total shareholders’ equity of ~~W~~2,784 billion, on a Korean GAAP basis. For the year ended December 31, 2010, Woori Investment & Securities generated consolidated revenues of ~~W~~4,050 billion and consolidated net income of ~~W~~226 billion, on a Korean GAAP basis.

In September 2007, we acquired a 51.4% interest in Hanmi Capital from MBK Partners for approximately ~~W~~271 billion. We renamed the entity Woori Financial, which became a consolidated subsidiary. In connection with this acquisition, we recognized ~~W~~182 billion of goodwill and ~~W~~11 billion of customer relationship intangibles.

In April 2008, we acquired a 51.0% interest in LIG Life Insurance from LIG Insurance, Co., Ltd. and other selling shareholders for approximately ~~W~~76 billion. In connection with this acquisition, we entered into a joint venture agreement with Aviva International Holdings Limited. In September 2010, we acquired an additional 0.6% stake in Woori Aviva Life Insurance following our subscription for common shares newly issued by Woori Aviva Life Insurance. Aviva International Holdings Limited and we collectively hold a 98.9% interest in LIG Life Insurance, which was subsequently renamed Woori Aviva Life Insurance. We account for Woori Aviva Life Insurance as an equity method investee under U.S. GAAP.

In March 2011, we acquired certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank through our wholly owned subsidiary Woori FG Savings Bank, which was established in connection with such transaction, and injected ~~W~~110 billion of new capital into Woori Financial Group Savings Bank.

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse economic conditions in Korea and globally from the second half of 2008, have generally led to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2010, on a Korean GAAP basis, we recorded charge-offs of ~~W~~865 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of ~~W~~862 billion in 2009. In light of the difficult financial condition and liquidity position of small- and medium-sized enterprises in Korea since the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, credit card companies, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. The rapid growth in consumer credit, together with adverse economic conditions from the second half of 2008, have generally led to increasing delinquencies and a deterioration in asset quality. In 2010, we recorded charge-offs of ~~W~~109 billion and provisions of ~~W~~146 billion in respect of our consumer loan portfolio, compared to charge-offs of ~~W~~486 billion and provisions of ~~W~~310 billion in 2009. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In addition, in line with similar actions taken by monetary authorities in other countries, from the third quarter of 2008 to the first quarter of 2009, the Bank of Korea decreased its policy rate by a total of 325 basis points in order to address financial market instability and to help combat the slowdown of the domestic economy and left the key interest rate unchanged at 2.00% throughout 2009. However, while the rate of deterioration of the global economy has slowed since the second half of 2009, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2011 and beyond remain uncertain. For example, many governments worldwide, in particular in Greece, Portugal, Spain and other countries in southern Europe, have shown signs of fiscal stress and may experience difficulties in meeting their debt service requirements. In addition, recent political instability in various countries in the Middle East and Northern Africa, including in Egypt, Tunisia, Libya and Bahrain, have resulted in volatility and uncertainty in the global financial and energy markets. Moreover, the earthquake and tsunami that occurred in the northeast part of Japan in March 2011 and the resulting releases of radiation from damaged nuclear power plants in the area have added to the uncertainty in global economic prospects. Any of these or other developments could potentially trigger another financial and economic crisis. Furthermore, while many governments worldwide are considering or are in the process of implementing “exit strategies,” in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. From the second half of 2008 to the first half of 2010, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular fluctuated widely. While such fluctuations have generally stabilized in the second half of 2010 and into 2011, there is no guarantee that they will not occur again in the future. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, increases in inflation rates, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2011 and for the foreseeable future remains uncertain.

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

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements. Kyongnam Bank and Kwangju Bank , both of which are in the process of establishing an internal ratings-based approach, currently use a standardized approach. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision is expected to begin implementing the new set of measures, referred to as Basel III, from 2013. The timing and scope of implementation of Basel III in Korea remain uncertain. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including our commercial banking subsidiaries.

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

	June 30,		Dec. 31,		June 30,		Dec. 31,		June 30,		Dec. 31,		June 30,		Dec. 31,		June 30,		Dec. 31,
	2006		2006		2007		2007		2008		2008		2009		2009		2010		2010

KOSPI		1,295.15		1,434.46		1,743.60		1,897.13		1,674.92		1,124.47		1,390.07		1,682.77		1,698.29		2,051.0
~~W~~/US$ exchange rates(1)	~~W~~	948.5	~~W~~	930.0	~~W~~	922.6	~~W~~	935.8	~~W~~	1,046.8	~~W~~	1,262.00	~~W~~	1,273.5	~~W~~	1,163.7	~~W~~	1,273.5	~~W~~	1,163.7
Corporate bond rates(2)		5.3%		5.4%		5.6%		6.9%		6.9%		8.1%		5.6%		5.7%		5.0%		4.3%
Treasury bond rates(3)		4.9%		4.9%		5.3%		5.7%		5.8%		3.4%		4.2%		4.4%		3.9%		3.4%

(1)	Represents the noon buying rate on the dates indicated.

(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.

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

Our consolidated financial statements for the year ended December 31, 2010 included a total allowance for credit losses of ~~W~~5,314 billion as of that date (including allowances of ~~W~~440 billion with respect to credit-related commitments). Our total loan charge-offs, net of recoveries, amounted to ~~W~~1,789 billion and our provision for credit losses amounted to ~~W~~3,247 billion (which includes provisions for credit-related commitments of ~~W~~169 billion) in 2010.

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

As a result of substantial losses previously incurred by certain of our subsidiaries, including Woori Bank, we had an aggregate of ~~W~~228 billion of net operating loss carry-forwards as of December 31, 2010, which expire from 2011 to 2015. We may be able to use these net operating loss carry-forwards, as well as temporary differences in the amount of assets and liabilities recorded for tax purposes and accounting purposes, to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be realized. We recognize an expense or benefit in calculating our income tax expense when there is a net change in our total deferred tax assets and liabilities in a period.

In 2008, we increased the valuation allowance by ~~W~~24 billion based on our expectations as of year-end regarding future profitability of our subsidiaries’ businesses, including our credit card business, and the resulting belief that it would be more likely than not that the realization of our subsidiaries’ net operating loss carry-forwards would be lower over the next few years. We recorded income tax expenses of ~~W~~358 billion in 2008, which reflected the realization of parts of such net operating loss carry-forwards relating to such businesses of our subsidiaries. In 2009, we decreased the valuation allowance by ~~W~~6 billion based on our expectations as of year-end regarding future profitability of our subsidiaries’ businesses, including our credit card business, and the resulting belief that it would be more likely than not that the realization of our subsidiaries’ net operating loss carry-forwards would be higher over the next few years. We recorded income tax expenses of ~~W~~379 billion in 2009, which reflected the realization of parts of such net operating loss carry-forwards relating to such businesses of our subsidiaries. In 2010, we increased the valuation allowance by ~~W~~8 billion based on our expectations as of year-end regarding future profitability of our subsidiaries’ businesses, including our credit card business, and the resulting belief that it would be more likely than not that the realization of our subsidiaries’ net operating loss carry-forwards would be lower over the next few years. We recorded income tax expenses of ~~W~~415 billion in 2010, which reflected the realization of parts of such net operating loss carry-forwards relating to such businesses of our subsidiaries.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our interest and dividend income:

	Year ended December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(in billions of Won)

Interest and dividend income(1)
Loans	~~W~~	12,528	~~W~~	10,764	~~W~~	10,573	(14.1)	(1.8)
Deposits in other banks		267		195		224	8.9	14.9
Trading securities		524		409		370	(21.9)	(9.5)
Investment securities		2,102		1,774		1,601	(15.6)	(9.8)
Call loans and securities purchased under resale agreements		132		131		151	(0.8)	15.3

Total interest and dividend income		15,553		13,273		12,919	(14.7)	(2.7)
Interest expense
Deposits		6,917		5,481		5,071	(20.8)	(7.5)
Call money		137		87		49	(36.5)	(43.7)
Other borrowed funds		727		470		161	(35.4)	(65.7)
Secured borrowings		192		143		144	(25.5)	0.7
Long-term debt		2,429		2,405		2,235	(1.0)	(7.1)

Total interest expense		10,402		8,586		7,660	(17.5)	(10.8)

Net interest income(1)	~~W~~	5,151	~~W~~	4,687	~~W~~	5,259	(9.0)	12.2

Net interest margin(2)		2.16%		1.86%		2.10%

(1)	Excludes an interest payment of ~~W~~88 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest payment was excluded as it was a one-time event in response to the global financial crisis and the Bank of Korea generally does not pay interest on its required reserves.
(2)	The ratio of net interest income to average interest-earning assets.

Comparison of 2010 to 2009

Interest and dividend income. Interest and dividend income decreased 2.7% from ~~W~~13,273 billion in 2009 to ~~W~~12,919 billion in 2010, primarily as a result of a 1.8% decrease in interest on loans and a 9.8% decrease in interest and dividends on investment securities. The average balance of our interest-earning assets remained relatively constant at ~~W~~250,533 billion in 2010 compared to ~~W~~251,875 billion in 2009. The slight decrease in the average balance of such assets, primarily due to the decrease in our trading securities portfolio, was enhanced by a 11 basis point decrease in average yields on our interest-earning assets from 5.27% in 2009 to 5.16% in 2010, which reflected a decrease in the general level of interest rates in Korea in 2010.

The 1.8% decrease in interest on loans from ~~W~~10,764 billion in 2009 to ~~W~~10,573 billion in 2010 was primarily the result of:

•	a 156 basis point decrease in average yields on trade financing loans from 4.17% in 2009 to 2.61% in 2010, which was partially offset by a 8.2% increase in the average volume of such loans from ~~W~~11,090 billion in 2009 to ~~W~~12,002 billion in 2010; and

•	a 10 basis point decrease in average yields on commercial and industrial loans from 5.87% in 2009 to 5.77% in 2010, which was partially offset by a 0.3% increase in the average volume of such loans from ~~W~~106,282 billion in 2009 to ~~W~~106,616 billion in 2010.

The average yields for trade financing loans and commercial and industrial loans decreased primarily as a result of the general decrease in interest rates in Korea in 2010. The increase in the average volume of trade finance loans reflected increased lending to Korean importers and exporters as a result of increased trading activities by Korean companies in 2010. The increase in the average volume of commercial and industrial loans mainly reflected an increase in lending to small- and medium-sized enterprise borrowers, primarily as a result of policies and initiatives introduced by the Korean government to encourage Korean banks to provide financial support to such borrowers. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

Overall, the average volume of our loans increased 1.1%, from ~~W~~187,682 billion in 2009 to ~~W~~189,831 billion in 2010, while the average yields on our loans decreased 17 basis points, from 5.74% in 2009 to 5.57% in 2010, reflecting the lower interest rate environment in Korea.

Our securities portfolio consists primarily of investment securities, of which a majority was debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Bank of Korea, the Korea Development Bank and the KDIC), as well as trading securities.

The 9.7% decrease in interest and dividends on trading and investment securities from ~~W~~2,183 billion in 2009 to ~~W~~1,971 billion in 2010 was primarily due to a 40 basis point decrease in average yields on investment securities from 4.74% in 2009 to 4.34% in 2010, which reflected the general decrease in market interest rates in Korea, including for debt securities. The effect of such decrease was enhanced by a 1.5% decrease in the average volume of investment securities from ~~W~~37,400 billion in 2009 to ~~W~~36,853 billion in 2010, as well as a 32.0% decrease in the average volume of trading securities from ~~W~~14,241 billion in 2009 to ~~W~~9,687 billion in 2010, which was partially offset by an increase of 95 basis points in average yields on trading securities from 2.87% in 2009 to 3.82% in 2010. The decrease in the average volume of investment and trading securities mainly reflected a decrease in the volume of debt securities issued by Korean government enterprises or financial institutions that we held as available-for-sale securities, mainly as a result of our increased sale of such securities in first half of 2010, as well as our decreased purchases of debt securities issued by government-related entities for trading purposes. The increase in average yields on trading securities was primarily due to an increase in the proportion of commercial paper, which have relatively higher average yields compared to other types of trading securities, in our trading securities portfolio in 2010.

Interest Expense. Interest expense decreased 10.8% from ~~W~~8,586 billion in 2009 to ~~W~~7,660 billion in 2010, primarily due to a 7.5% decrease in interest expense on deposits and a 65.7% decrease in interest expense on other borrowed funds. The average balance of our interest-bearing liabilities decreased 1.9% from ~~W~~248,216 billion in 2009 to ~~W~~243,531 billion in 2010, principally due to decreases in other short-term borrowings and long-term debt, which were enhanced by a 31 basis point decrease in the average cost of our interest-bearing liabilities from 3.46% in 2009 to 3.15% in 2010, reflecting the general decrease in market interest rates in 2010.

The 7.5% decrease in interest expense on deposits from ~~W~~5,481 billion in 2009 to ~~W~~5,071 billion in 2010 was primarily the result of a 44.8% decrease in the average volume of certificates of deposit from ~~W~~15,070 billion in 2009 to ~~W~~8,314 billion in 2010, which was enhanced by a 78 basis point decrease in the average interest rate paid on certificates of deposit from 5.14% in 2009 to 4.36% in 2010. The decrease in the average volume of certificates of deposit was mainly attributable to a reduced emphasis on certificates of deposit, relative to other lower-cost deposit products, in our marketing efforts in 2010. The decrease in the average interest rate paid on certificates of deposit was primarily the result of the lower interest rate environment in Korea in 2010.

Overall, the average volume of our deposits increased by 2.3% from ~~W~~176,230 billion in 2009 to ~~W~~180,304 billion in 2010, primarily due to increased demand for deposits as alternatives to higher-risk investments, while the average cost of our deposits decreased by 30 basis points from 3.11% in 2009 to 2.81% in 2010, which reflected the lower interest rate environment in Korea.

Other borrowed funds consist primarily of short-term borrowings from other banks, borrowings from our trust accounts and borrowings from the Bank of Korea. The 65.7% decrease in interest expense on other borrowed funds from ~~W~~470 billion in 2009 to ~~W~~161 billion was primarily due to a 175 basis point decrease in the average cost of short term borrowings (other than from the Bank of Korea) from 3.21% in 2009 to 1.46% in 2010, which reflected the lower interest rate environment in Korea in 2010. The effect of such decrease was enhanced by a 31.7% decrease in the average volume of short-term borrowings (other than from the Bank of Korea) from ~~W~~14,002 billion in 2009 to ~~W~~9,565 billion in 2010, principally due to our efforts to reduce our reliance on such short-term funding sources.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin increased from 1.86% in 2009 to 2.10% in 2010, as our net interest income increased while the average volume of our interest-earning assets remained relatively constant. Net interest income increased 12.2% from ~~W~~4,687 billion in 2009 to ~~W~~5,259 billion in 2010, while the average volume of our interest-earning assets decreased by 0.5% to ~~W~~250,533 billion in 2010 from ~~W~~251,875 billion in 2009. In comparison, the average volume of our interest-bearing liabilities decreased by 1.9% from ~~W~~248,216 billion in 2009 to ~~W~~243,531 billion in 2010, while the decrease in interest and dividend income was outpaced by a decrease in interest expense, resulting in an increase in net interest income. The magnitude of this increase was enhanced by an increase in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, from 1.81% in 2009 to 2.01% in 2010. The increase in our net interest spread reflected a larger decrease in the average cost of our interest-bearing liabilities compared to the decrease in the average yield on our interest-earning assets from 2009 to 2010, as interest rates on interest-bearing liabilities adjusted later than those on interest-earning assets in the context of the lower interest rate environment in 2009 and 2010.

Comparison of 2009 to 2008

Interest and dividend income. Interest and dividend income decreased 14.7% from ~~W~~15,553 billion in 2008 to ~~W~~13,273 billion in 2009, primarily as a result of a 14.1% decrease in interest on loans. The average balance of our interest-earning assets increased by 7.3% from ~~W~~234,711 billion in 2008 to ~~W~~251,875 billion in 2009, which was primarily due to the growth in our loan portfolio and call loans and securities purchased under resale agreements. This increase was more than offset by a 132 basis point decrease in average yields on our interest-earning assets from 6.59% in 2008 to 5.27% in 2009, principally due to the decrease in the general level of interest rates in Korea in 2009.

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

Net interest margin. Our overall net interest margin decreased from 2.16% in 2008 to 1.86% in 2009, as the effect of a decrease in our net interest income was enhanced by an increase in the average volume of our interest-earning assets. Net interest income decreased 9.0% from ~~W~~5,151 billion in 2008 to ~~W~~4,687 billion in 2009, while the average volume of our interest-earning assets increased 7.3% from ~~W~~234,711 billion in 2008 to ~~W~~251,875 billion in 2009. The growth in average interest-earning assets was outpaced by a 9.9% increase in the average volume of our interest-bearing liabilities from ~~W~~225,933 billion in 2008 to ~~W~~248,216 billion in 2009, while the decrease in interest and dividend income outpaced a decrease in interest expense. The magnitude of this decrease was enhanced by a decrease in our net interest spread, from 1.99% in 2008 to 1.81% in 2009. The decrease in our net interest spread reflected a larger decrease in the average yield on our interest-earning assets compared to the decrease in the average cost of our interest-bearing liabilities from 2008 to 2009, primarily due to the the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of the lower interest rate environment.

Provision for Loan Losses

We use provisions for loan losses to bring our allowance for loan losses to a level we deem appropriate. For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.”

Comparison of 2010 to 2009

Our provision for loan losses increased from ~~W~~2,408 billion in 2009 to ~~W~~3,078 billion in 2010, primarily as a result of increases in delinquencies and non-performing loans in our loan portfolios, particularly with respect to real estate project financing loans and loans made to corporate borrowers in the construction and shipbuilding industries.

Our loan charge-offs, net of recoveries, decreased 1.5% from ~~W~~1,816 billion in 2009 to ~~W~~1,789 billion in 2010. This decrease was attributable mainly to a ~~W~~355 billion decrease in net charge-offs of domestic consumer loans, including primarily general purpose household loans.

Our provisions with respect to credit-related commitments increased 284.1% from ~~W~~44 billion in 2009 to ~~W~~169 billion in 2010, due primarily to an increase in our provisions for performance guarantees, as well as an increase in our provisions for unused lines of credit.

Our other provisions increased from ~~W~~103 billion in 2009 to ~~W~~171 billion in 2010. This resulted primarily from an increase in our provisions for credit card membership reward program obligations.

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

Allowance for Loan Losses

We seek to maintain our allowance for loan losses at a level that we believe is sufficient to absorb estimated probable losses inherent in our loan portfolio, based on our continuing review and evaluation of that portfolio. As of December 31, 2010, our coverage ratio, which is the ratio of our total allowance to non-performing loans, was 79.9%. For a discussion of allowance for loan losses, see “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Allocation of Allowances for Loan Losses.”

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

	As of December 31,
	2008	2009	2010

Impaired corporate loans as a percentage of total corporate loans	2.94%	4.39%	5.47%
Non-performing corporate loans as a percentage of total corporate loans	1.40	1.79	4.48
Allowance for loan losses for corporate loans as a percentage of total corporate loans	2.02	2.71	3.71
Allowance for loan losses for corporate loans as a percentage of impaired corporate loans	68.87	61.72	67.84
Allowance for loan losses for corporate loans as a percentage of non-performing corporate loans	144.69	151.40	82.82
Net charge-offs as a percentage of total corporate loans	0.18	0.74	1.31

During 2010, impaired and non-performing corporate loans and the level of allowance for loan losses for corporate loans, in each case as a percentage of total corporate loans, increased due primarily to a significant increase in our impaired and non-performing loans to real estate project financing borrowers and borrowers in the construction and shipbuilding industries (despite higher levels of charge-offs of such loans), which outpaced the growth in our total corporate loan portfolio. Such increase in our impaired and non-performing loans to real estate project financing borrowers and borrowers in construction and shipbuilding industries was primarily due to continuing difficulties in the construction and shipbuilding industries in Korea, which resulted in deterioration of the asset quality of such loans. In addition, the level of allowance for loan losses for corporate loans as a percentage of non-performing corporate loans decreased as the increase in non-performing corporate loans outpaced the increase in the level of allowance for loans losses for corporate loans in 2010. However, the level of allowance for loan losses for corporate loans as a percentage of impaired corporate loans increased as the increase in impaired loans was outpaced by the increase in the level of allowance for loans losses for corporate loans in 2010.

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

The following table shows, for the periods indicated, certain information regarding our non-performing loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2008	2009	2010

Non-performing consumer loans as a percentage of total consumer loans(1)	0.49%	0.43%	0.47%
Allowance for loan losses for consumer loans as a percentage of total consumer loans(1)	0.56	0.31	0.38
Allowance for loan losses for consumer loans as a percentage of non-performing consumer loans(1)	113.03	72.11	80.96
Net charge-offs of consumer loans as a percentage of total consumer loans(1)	0.18	0.74	0.16

(1)	Excludes credit card balances.

During 2010, non-performing consumer loans and allowance for loan losses for consumer loans, each as a percentage of total consumer loans, increased due to an overall deterioration in the asset quality of our consumer loans as of December 31, 2010 compared to December 31, 2009, primarily as a result of continuing adverse economic conditions affecting the Korean consumer sector. In addition, the level of allowance for such loan losses as a percentage of non-performing consumer loans increased, reflecting a worse overall mix of non-performing loans in terms of asset quality.

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

The following table shows, for the periods indicated, certain information regarding our non-performing credit card balances:

	As of December 31,
	2008	2009	2010

Non-performing credit card balances as a percentage of total credit card balances	1.33%	1.27%	1.16%
Allowance for loan losses for credit card balances as a percentage of total credit card balances	2.26	1.89	1.65
Allowance for loan losses for credit card balances as a percentage of non-performing credit card balances	170.01	149.39	142.03
Net charge-offs as a percentage of total credit card balances	1.23	3.52	1.73

During 2010, non-performing credit card balances and the level of allowance for loan losses for credit card balances, in each case as a percentage of total credit card balances, as well as the level of allowance for such loan losses as a percentage of non-performing credit card balances, decreased mainly as a result of the growth in our credit card balances, which outpaced the growth of non-performing credit card balances and allowance for loan losses for credit card balances during such period.

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

Non-Interest Income

The following table sets forth for the periods indicated the components of our non-interest income:

	Year ended December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(in billions of Won)

Fees and commission income	~~W~~	1,993	~~W~~	1,888	~~W~~	1,922	(5.3)%	1.8%
Net trading revenue (loss)		(448)		277		610	N/M (1)	120.2
Trust fees, net		34		22		34	(35.3)	54.5
Impairment loss on debt securities		(508)		(186)		(129)	(63.4)	(30.6)
Net gain (loss) on investment securities		(2)		1,023		1,090	N/M (1)	6.5
Other non-interest income		238		428		403	79.8	(5.8)

Total non-interest income	~~W~~	1,307	~~W~~	3,452	~~W~~	3,930	164.1	13.8

(1)	N/M = not meaningful.

Comparison of 2010 to 2009

Non-interest income increased 13.8% from ~~W~~3,452 billion in 2009 to ~~W~~3,930 billion in 2010. This increase was primarily attributable to:

•	a 120.2% increase in net trading revenue from ~~W~~277 billion in 2009 to ~~W~~610 billion in 2010;

•	a 6.5% increase in net gain on investment securities from ~~W~~1,023 billion in 2009 to ~~W~~1,090 billion in 2010; and

•	a 30.6% decrease in impairment loss on debt securities from ~~W~~186 billion in 2009 to ~~W~~129 billion in 2010.

Net trading revenue represents net realized and unrealized gains (or losses) on securities and derivatives in our trading portfolio. The increase in our net trading revenue was mainly due to a net gain of ~~W~~154 billion on derivative instruments in 2010 compared to a net loss of ~~W~~607 billion on such instruments in 2009, as well as a net gain of ~~W~~80 billion on debt securities in 2010 compared to a net loss of ~~W~~95 billion on such securities in 2009, the effects of which were partially offset by a 69.0% decrease in net gain on foreign exchange transactions from ~~W~~875 billion in 2009 to ~~W~~271 billion in 2010.

Net gain on investment securities represents net realized gains (or losses) and impairment losses on securities in our investment portfolio, other than impairment losses on debt securities. The increase in net gain on investment securities resulted primarily from disposal of debt securities denominated in foreign currencies in 2010, as well as disposal of equity securities including shares of Hynix and Samsung Life Insurance. We recognized impairment losses of ~~W~~162 billion in 2010 with respect to our holdings of equity securities, beneficiary certificates and other investments in our investment portfolio, compared to ~~W~~117 billion in 2009.

The decrease in impairment loss on debt securities was primarily due to a decrease in such losses on our holdings of collateralized debt obligations and long-term debentures.

Comparison of 2009 to 2008

Non-interest income increased 164.1% from ~~W~~1,307 billion in 2008 to ~~W~~3,452 billion in 2009. This increase was primarily attributable to:

•	a ~~W~~1,023 billion net gain on investment securities in 2009 compared to a ~~W~~2 billion net loss on investment securities in 2008;

•	net trading revenue of ~~W~~277 billion in 2009 compared to a net trading loss of ~~W~~448 billion in 2008; and

•	a 63.4% decrease in impairment loss on debt securities from ~~W~~508 billion in 2008 to ~~W~~186 billion in 2009.

We recorded net gain on investment securities in 2009, compared to net loss on investment securities in 2008, primarily as a result of ~~W~~708 billion of gains realized by us upon our disposal of equity securities in 2009, including shares of Hyundai Engineering & Construction Co., Ltd. and POSCO. We recognized impairment losses of ~~W~~117 billion in 2009 with respect to our holdings of equity securities, beneficiary certificates and other investments in our investment portfolio, compared to ~~W~~137 billion in 2008.

We recorded net trading revenue in 2009, compared to net trading loss in 2008, mainly due to ~~W~~891 billion of net gain on foreign exchange spot contracts in 2009, as well as a ~~W~~923 billion decrease in net losses on foreign exchange derivative instruments and a ~~W~~215 billion increase in net gains on equity securities.

The 63.4% decrease in impairment loss on debt securities was primarily due to a decrease in such losses on our holdings of collateralized debt obligations.

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense:

	Year ended December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(in billions of Won)

Salaries and employee benefits	~~W~~	1,182	~~W~~	1,231	~~W~~	1,255	4.1%	1.9%
Other administrative expenses		1,181		1,151		1,225	(2.5)	6.4
Fees and commissions		447		461		471	3.1	2.2
Depreciation and amortization		340		282		253	(17.1)	(10.3)
Other non-interest expenses		986		968		923	(1.8)	(4.6)

Total non-interest expense	~~W~~	4,136	~~W~~	4,093	~~W~~	4,127	(1.0)	0.8

Comparison of 2010 to 2009

Non-interest expense remained relatively constant at ~~W~~4,127 billion in 2010, compared to ~~W~~4,093 billion in 2009, as increases in other administrative expenses, salaries and employee benefits and fees and commissions were largely offset by decreases in other non-interest expenses and depreciation and amortization expenses.

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

Comparison of 2010 to 2009

Income tax expense increased 9.5% from ~~W~~379 billion in 2009 to ~~W~~415 billion in 2010. Such increase resulted primarily from a ~~W~~152 billion increase in our income from continuing operations before income taxes from ~~W~~1,491 billion in 2009 to ~~W~~1,643 billion in 2010.

Comparison of 2009 to 2008

Income tax expense increased 5.9% from ~~W~~358 billion in 2008 to ~~W~~379 billion in 2009. Such increase resulted primarily from an ~~W~~1,005 billion increase in our income from continuing operations before income taxes from ~~W~~486 billion in 2008 to ~~W~~1,491 billion in 2009, the effect of which was partially offset by a decrease in the applicable statutory tax rate.

Net Income

Due to the factors described above, our net income in 2010 was ~~W~~1,229 billion, compared to net income of ~~W~~1,112 billion in 2009 and ~~W~~128 billion in 2008.

Results under Korean GAAP by Principal Business Segment

We compile and analyze financial information for our business segments based upon our internal management accounts, which were prepared in accordance with Korean GAAP prior to 2011. Under Korean GAAP, we had six operational business segments: Woori Bank, Kyongnam Bank, Kwangju Bank, credit card operations, securities brokerage services and other operations.

The credit card operations segment comprises the former operations of Woori Credit Card, which was merged into Woori Bank in March 2004. Accordingly, the segment information appearing below for Woori Bank does not include its credit card operations.

The following table shows, for the periods indicated, our results of operations by segment:

	Net income(1)						Total operating income(2)
	Year ended December 31,						Year ended December 31,
	2008		2009		2010		2008		2009		2010
					(in billions of Won)

Woori Bank	~~W~~	160	~~W~~	760	~~W~~	868	~~W~~	74,402	~~W~~	43,447	~~W~~	25,232
Kyongnam Bank		210		193		144		2,718		1,843		1,704
Kwangju Bank		103		62		106		1,354		1,235		1,130
Credit card operations		74		195		241		1,006		1,051		1,040
Securities brokerage services		186		89		226		6,768		5,387		4,050
Other		501		1,115		1,204		2,054		3,171		3,684

Total(3)	~~W~~	1,234	~~W~~	2,414	~~W~~	2,789	~~W~~	88,302	~~W~~	56,134	~~W~~	36,840

(1)	After deduction of income tax and minority interest allocated among each segment.
(2)	Comprises interest and dividend income, non-interest income, extraordinary gain and reversal of credit loss and other allowances.
(3)	Before eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Woori Bank

Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. The Woori Bank segment does not include its credit card operations, which were acquired as a result of its merger with Woori Credit Card in March 2004 and are reported as a separate business segment.

	Year ended December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(in billions of Won)

Income statement data
Interest and dividend income	~~W~~	12,616	~~W~~	10,485	~~W~~	10,142	(16.9)%	(3.3)%
Interest expense		8,413		6,739		5,902	(19.9)	(12.4)
Provision for loan losses and credit-related commitments		1,399		1,696		2,255	21.2	33.0
Non-interest income		61,786		32,962		15,090	(46.7)	(54.2)
Non-interest expense including depreciation and amortization		64,080		34,062		15,976	(46.8)	(53.1)

Net income before tax		510		950		1,099	86.3	15.7
Income tax expense (benefit)		349		190		231	(45.6)	21.6

Net income	~~W~~	161	~~W~~	760	~~W~~	868	372.0	14.2

Controlling interest		160		759		867	374.4	14.2
Noncontrolling interest		1		1		1	0.0	0.0
Net interest margin		2.2%		1.9%		2.2%

Comparison of 2010 to 2009

Our net income before tax for this segment increased 15.7% from ~~W~~950 billion in 2009 to ~~W~~1,099 billion in 2010. Net income after tax also increased 14.2% from ~~W~~760 billion in 2009 to ~~W~~868 billion in 2010.

Interest and dividend income from our Woori Bank operations decreased 3.3% from ~~W~~10,485 billion in 2009 to ~~W~~10,142 billion in 2010, primarily due to an overall decrease in the average balance of interest-earning assets, which was enhanced by a decrease in average yields on interest-earning assets. The average volume of Woori Bank’s loans (excluding credit card receivables) on a non-consolidated basis decreased 1.1% from ~~W~~166,812 billion in 2009 to ~~W~~165,046 billion in 2010, primarily as a result of a decrease in Woori Bank’s lending to large corporate borrowers. The decrease in average yields on interest-earning assets was attributable mainly to the lower interest rate environment in Korea.

Interest expense decreased 12.4% from ~~W~~6,739 billion in 2009 to ~~W~~5,902 billion in 2010. The decrease in interest expense was primarily due to a decrease in the average cost of interest-bearing liabilities resulting from the lower interest rate environment in Korea. This decrease was enhanced by a 0.2% decrease in the average volume of interest-bearing liabilities from ~~W~~193,301 billion in 2009 to ~~W~~191,430 billion in 2010, which was attributable mainly to a decrease in the average volume of certificate of deposit accounts reflecting a reduced emphasis on certificates of deposit, relative to other lower-cost deposit products, in our marketing efforts in 2010.

Net interest income increased 13.2% from ~~W~~3,746 billion in 2009 to ~~W~~4,240 billion in 2010. The increase in net interest income primarily reflected the decrease in interest expense, which was enhanced by an increase in net interest spread. Such increase in turn resulted from a larger decrease in the average cost of interest-bearing liabilities compared to a relatively smaller decrease in the average yield of interest-earning assets, as interest rates on interest-bearing liabilities adjusted later than those on interest-earning assets in the context of the lower interest rate environment in 2009 and 2010.

Provision for loan losses and credit-related commitments increased from ~~W~~1,696 billion in 2009 to ~~W~~2,255 billion in 2010. The increase was primarily as a result of increases in delinquencies and non-performing loans in Woori Bank’s loan portfolio, in particular real estate project financing loans and loans made to corporate borrowers in the construction and shipbuilding industries.

Non-interest income decreased 54.2% from ~~W~~32,962 billion in 2009 to ~~W~~15,090 billion in 2010, primarily due to a decrease in gains on derivatives and foreign exchange, which mainly reflected reduced volatility and trading volume.

Non-interest expense, including depreciation and amortization, decreased 53.1% from ~~W~~34,062 billion in 2009 to ~~W~~15,976 billion in 2010, primarily as a result of a decrease in losses on derivatives and foreign exchange, which mainly reflected reduced volatility and trading volume.

Comparison of 2009 to 2008

Our net income before tax for this segment increased 86.3% from ~~W~~510 billion in 2008 to ~~W~~950 billion in 2009. Net income after tax also increased 372.0% from ~~W~~161 billion in 2008 to ~~W~~760 billion in 2009.

Interest and dividend income from our Woori Bank operations decreased 16.9% from ~~W~~12,616 billion in 2008 to ~~W~~10,485 billion in 2009, primarily due to an overall decrease in average yields on interest-earning assets, which was partially offset by an increase in the average balance of Woori Bank’s interest-earning assets. The decrease in average yields on interest-earning assets was attributable mainly to the lower interest rate environment in Korea. The average volume of Woori Bank’s loans (excluding credit card receivables) on a non-consolidated basis increased 12.4% from ~~W~~148,399 billion in 2008 to ~~W~~166,812 billion in 2009, primarily as a result of an increase in the average volume of loans to small- and medium-sized enterprise borrowers, which reflected policies and initiatives introduced by the Korean government to encourage Korean banks to provide financial support for such borrowers.

Interest expense decreased 19.9% from ~~W~~8,413 billion in 2008 to ~~W~~6,739 billion in 2009. The decrease in interest expense was primarily due to a decrease in the average cost of interest-bearing liabilities resulting from the lower interest rate environment in Korea. This decrease was partially offset by a 16.4% increase in the average volume of interest-bearing liabilities from ~~W~~166,075 billion in 2008 to ~~W~~193,301 billion in 2009, which was attributable mainly to an increase in the average volume of deposits (principally time and savings deposits) reflecting increased demand for such deposits as alternatives to higher-risk investments.

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

Non-interest expense, including depreciation and amortization, decreased 46.8% from ~~W~~64,080 billion in 2008 to ~~W~~34,062 billion in 2009, primarily as a result of a decrease in losses on derivatives and foreign exchange, which mainly reflected decreased volatility and trading volume.

Kyongnam Bank

Kyongnam Bank is a regional commercial bank that provides financial services in Changwon and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises.

	Year ended December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(in billions of Won)

Income statement data
Interest and dividend income	~~W~~	1,272	~~W~~	1,143	~~W~~	1,158	(10.1)%	1.3%
Interest expense		753		604		552	(19.8)	(8.6)
Provision for loan losses and credit-related commitments		95		65		89	(31.6)	36.9
Non-interest income		1,446		700		546	(51.6)	(22.0)
Non-interest expense including depreciation and amortization		1,586		918		869	(42.1)	(5.3)

Net income before tax		284		256		194	(9.9)	(24.2)
Income tax expense		74		63		50	(14.9)	(20.6)
Net income	~~W~~	210	~~W~~	193	~~W~~	144	(8.1)	(25.4)

Controlling interest		210		193		144	(8.1)	(25.4)
Noncontrolling interest		—		—		—	—	—

Comparison of 2010 to 2009

Our net income before tax for this segment decreased 24.2% from ~~W~~256 billion in 2009 to ~~W~~194 billion in 2010. Net income after tax also decreased 25.4% from ~~W~~193 billion in 2009 to ~~W~~144 billion in 2010.

Interest and dividend income from our Kyongnam Bank operations increased 1.3% from ~~W~~1,143 billion in 2009 to ~~W~~1,158 billion in 2010, primarily due to an increase in average lending volumes, which was partially offset by an overall decrease in average yields on interest-earning assets, resulting from the general decrease in market interest rates. The average volume of Kyongnam Bank’s loans increased 6.9% from ~~W~~14,645 billion in 2009 to ~~W~~15,662 billion in 2010, primarily due to an increase in the average volume of loans to small- and medium-sized enterprises, reflecting policies and initiatives introduced by the Korean government to encourage Korean banks to provide financial support for such borrowers.

Interest expense decreased 8.6% from ~~W~~604 billion in 2009 to ~~W~~552 billion in 2010. The decrease in interest expense resulted principally from a decrease in the average cost of interest-bearing liabilities due to the lower interest rate environment. This decrease was partially offset by an 11.1% increase in the average volume of deposits from ~~W~~13,154 billion in 2009 to ~~W~~14,356 billion in 2010, primarily as a result of increased demand for bank deposit products (principally time deposit products) in southeastern Korea as alternatives to higher-risk investments.

Provision for loan losses and credit-related commitments increased 36.9% from ~~W~~65 billion in 2009 to ~~W~~89 billion in 2010, primarily due to a deterioration in the asset quality of Kyongnam Bank’s small-and medium-sized enterprise loan portfolio, particularly real estate project financing loans and loans made to borrowers in the construction and shipbuilding industries.

Non-interest income decreased 22.0% from ~~W~~700 billion in 2009 to ~~W~~546 billion in 2010, primarily due to a decrease in gains on derivatives and foreign exchange.

Non-interest expense, including depreciation and amortization, decreased 5.3% from ~~W~~918 billion in 2009 to ~~W~~869 billion in 2010, primarily due to a decrease in losses on derivatives and foreign exchange.

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

Interest expense decreased 19.8% from ~~W~~753 billion in 2008 to ~~W~~604 billion in 2009. The decrease in interest expense resulted principally from a decrease in the average cost of interest-bearing liabilities due to the lower interest rate environment. This decrease was partially offset by a 7.1% increase in the average volume of deposits from ~~W~~12,282 billion in 2008 to ~~W~~13,154 billion in 2009, primarily as a result of increased demand for bank deposit products (principally demand deposits) in southeastern Korea.

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

	Year ended December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(in billions of Won)

Income statement data
Interest and dividend income	~~W~~	1,025	~~W~~	907	~~W~~	904	(11.5)%	(0.3)%
Interest expense		640		489		434	(23.6)	(11.2)
Provision for loan losses and credit-related commitments		84		154		136	83.3	(11.7)
Non-interest income		329		328		226	(0.3)	(31.1)
Non-interest expense including depreciation and amortization		485		509		418	4.9	(17.9)

Net income before tax		145		83		142	(42.8)	71.1
Income tax expense (benefit)		42		21		36	(50.0)	71.4
Net income	~~W~~	103	~~W~~	62	~~W~~	106	(39.8)	71.0

Controlling interest		103		62		106	(39.8)	71.0
Noncontrolling interest		—		—		—	—	—

Comparison of 2010 to 2009

Our net income before tax for this segment increased 71.1% from ~~W~~83 billion in 2009 to ~~W~~142 billion in 2010. Net income after tax also increased 71.0% from ~~W~~62 billion in 2009 to ~~W~~106 billion in 2010.

Interest and dividend income from our Kwangju Bank operations decreased 0.3% from ~~W~~907 billion in 2009 to ~~W~~904 billion in 2010, primarily due to an overall decrease in average yields on interest-earning assets resulting from the general decrease in market interest rates, which was partially offset by an increase in average lending volumes. The average volume of Kwangju Bank’s loans increased 1.6% from ~~W~~10,692 billion in 2009 to ~~W~~10,859 billion in 2010, with the majority of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises, which reflected policies and initiatives introduced by the Korean government to encourage Korean banks to provide financial support for such borrowers.

Interest expense decreased 11.2% from ~~W~~489 billion in 2009 to ~~W~~434 billion in 2010. The decrease in interest expense resulted principally from a decrease in the average cost of interest-bearing liabilities due to the lower interest rate environment. This decrease was partially offset by a 5.3% increase in the average volume of deposits from ~~W~~10,639 billion in 2009 to ~~W~~11,198 billion in 2010, primarily as a result of increased demand for bank deposit products (principally demand deposit products) in southwestern Korea.

Provision for loan losses and credit-related commitments decreased 11.7% from ~~W~~154 billion in 2009 to ~~W~~136 billion in 2010, primarily due to decreases in delinquencies and non-performing loans in Kwangju Bank’s loan portfolio, particularly with respect to small- and medium-sized enterprise borrowers.

Non-interest income decreased 31.1% from ~~W~~328 billion in 2009 to ~~W~~226 billion in 2010, primarily due to a decrease in gains on derivatives and foreign exchange.

Non-interest expense, including depreciation and amortization, decreased 17.9% from ~~W~~509 billion in 2009 to ~~W~~418 billion in 2010, primarily due to a decrease in losses on foreign exchange.

Comparison of 2009 to 2008

Our net income before tax for this segment decreased 42.8% from ~~W~~145 billion in 2008 to ~~W~~83 billion in 2009. Net income after tax also decreased 39.8% from ~~W~~103 billion in 2008 to ~~W~~62 billion in 2009.

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

Non-interest expense, including depreciation and amortization, increased 4.9% from ~~W~~485 billion in 2008 to ~~W~~509 billion in 2009, primarily due to an increase in losses on foreign exchange.

Credit Card Operations

Our credit card operations segment comprises the credit card operations of Woori Bank, which it acquired as a result of the merger of Woori Credit Card into Woori Bank in March 2004. Woori Bank provides a variety of credit card-related services and card loans. This segment does not include the significantly smaller credit card operations of Kyongnam Bank and Kwangju Bank. See “Item 4B. Business Overview—Credit Cards.”

	Year ended December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(in billions of Won)

Income statement data
Interest and dividend income	~~W~~	929	~~W~~	1,000	~~W~~	996	7.6%	(0.4)%
Interest expense		205		128		123	(37.6)	(3.9)
Provision for loan losses and credit-related commitments		166		201		79	21.1	(60.7)
Non-interest income		77		51		44	(33.8)	(13.7)
Non-interest expense including depreciation and amortization		538		465		520	(13.6)	11.8

Net income before tax		97		257		318	164.9	23.7
Income tax expense(1)		23		62		77	169.6	24.2
Net income	~~W~~	74	~~W~~	195	~~W~~	241	163.5	23.7

Controlling Interest		74		195		241	163.5	23.6
Noncontrolling Interest		—		—		—	—	—

(1)	Portion of Woori Bank’s income tax allocated to this segment based on income before tax.

Comparison of 2010 to 2009

Our net income before tax for this segment increased 23.7% from ~~W~~257 billion in 2009 to ~~W~~318 billion in 2010. Net income after tax also increased 23.6% from ~~W~~195 billion in 2009 to ~~W~~241 billion in 2010.

Interest and dividend income for this segment remained relatively constant at ~~W~~996 billion in 2010 compared to ~~W~~1,000 billion in 2009. This slight decrease was attributable primarily to a decrease in the average yields on credit card balances resulting mainly from the general decrease in market interest rates. This decrease was partially offset by an increase in the average volume of outstanding credit card balances due to increases in both purchases made by our cardholders and the number of new cardholders.

Interest expense decreased slightly from ~~W~~128 billion in 2009 to ~~W~~123 billion in 2010 principally due to a decrease in our internal funding rate applicable to the inter-segment allocation of funds to our credit card segment, which was partially offset by an increase in the average volume of such funds.

Provision for loan losses and credit-related commitments decreased 60.7% from ~~W~~201 billion in 2009 to ~~W~~79 billion in 2010, reflecting an overall improvement in the asset quality of our credit card receivables and credit-related commitments in 2010. In 2010, our credit card operations charged off credit card balances amounting to ~~W~~119 billion, as compared to ~~W~~193 billion in 2009.

Non-interest income decreased 13.7% from ~~W~~51 billion in 2009 to ~~W~~44 billion in 2010 primarily as a result of a decrease in fee income earned in connection with our credit card operations.

Non-interest expense, which includes depreciation and amortization, increased 11.8% from ~~W~~465 billion in 2009 to ~~W~~520 billion in 2010. This increase was primarily due to increases in selling, general and administrative expenses related to this segment as well as fees paid in connection with our credit card operations.

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

Non-interest expense, which includes depreciation and amortization, decreased 13.6% from ~~W~~538 billion in 2008 to ~~W~~465 billion in 2009. This decrease was primarily due to a decrease in commissions paid in connection with our credit card operations, as well as a decrease in selling, general and administrative expenses related to this segment reflecting our cost reduction efforts in 2009.

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

	Year ended December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(in billions of Won)

Income statement data
Interest and dividend income	~~W~~	775	~~W~~	651	~~W~~	600	(16.0)%	(7.8)%
Interest expense		470		304		269	(35.3)	(11.5)
Provision for loan losses and credit-related commitments (reversal of provision)		39		112		12	187.2	(89.3)
Non-interest income		5,993		4,736		3,450	(21.0)	(27.2)
Non-interest expense including depreciation and amortization		5,992		4,846		3,474	(19.1)	(28.3)

Net income before tax		267		125		295	(53.2)	136.0
Income tax expense		81		36		69	(55.6)	91.7
Net income	~~W~~	186	~~W~~	89	~~W~~	226	(52.2)	153.9

Controlling interest		186		89		226	(52.2)	153.9
Noncontrolling interest		—		—		—	—	—

Comparison of 2010 to 2009

Our net income before tax for this segment increased 136.0% from ~~W~~125 billion in 2009 to ~~W~~295 billion in 2010. Net income after tax also increased 153.9% from ~~W~~89 billion in 2009 to ~~W~~226 billion in 2010.

Interest and dividend income for this segment decreased 7.8% from ~~W~~651 billion in 2009 to ~~W~~600 billion in 2010, principally as a result of decreases in interest and dividend payments due to lower average yields on the securities held by Woori Investment & Securities, reflecting the lower interest rate environment in Korea in 2010.

Interest expense decreased 11.5% from ~~W~~304 billion in 2009 to ~~W~~269 billion in 2010, primarily as a result of a decrease in interest expense relating to both Won and foreign currency borrowings of Woori Investment & Securities, which reflected the lower interest rate environment.

Provision for loan losses and credit-related commitments decreased 89.3% from ~~W~~112 billion in 2009 to ~~W~~12 billion in 2010, primarily as a result of improvement in the asset quality of Woori Investment & Securities’ real estate project finance-related commitments in 2010 as compared to 2009, reflecting the increased charge-offs of such commitments in 2009.

Non-interest income, which includes commission income from Woori Investment & Securities’ brokerage operations, decreased 27.2% from ~~W~~4,736 billion in 2009 to ~~W~~3,450 billion in 2010, mainly due to a decrease in gain on transaction and valuation of derivatives, which reflected reduced foreign exchange and interest rate volatility and transaction volume.

Non-interest expense, which includes depreciation and amortization, decreased 28.3% from ~~W~~4,846 billion in 2009 to ~~W~~3,475 billion in 2010, primarily as a result of a decrease in loss on transaction and valuation of derivatives, which reflected reduced foreign exchange and interest rate volatility and transaction volume.

Comparison of 2009 to 2008

Our net income before tax for this segment decreased 53.2% from ~~W~~267 billion in 2008 to ~~W~~125 billion in 2009. Net income after tax also decreased 52.2% from ~~W~~186 billion in 2008 to ~~W~~89 billion in 2009.

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

Non-interest income, which includes commission income from Woori Investment & Securities’ brokerage operations, decreased 21.0% from ~~W~~5,993 billion in 2008 to ~~W~~4,736 billion in 2009, mainly due to a decrease in gain on transaction and valuation of derivatives, which reflected reduced foreign exchange and interest rate volatility and transaction volume.

Non-interest expense, which includes depreciation and amortization, decreased 19.1% from ~~W~~5,992 billion in 2008 to ~~W~~4,846 billion in 2009, primarily as a result of a decrease in loss on transaction and valuation of derivatives, which reflected reduced foreign exchange and interest rate volatility and transaction volume.

Other Operations

Other operations include the operations of Woori Finance Holdings and all of our subsidiaries that were consolidated under Korean GAAP as of December 31, 2010 except Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities, including principally Woori Finance Information System (which changed its name to Woori FIS in May 2011), Woori F&I, Woori Asset Management, Woori Financial (in which we acquired a 51.4% interest, on a U.S. GAAP basis, in September 2007), Woori Aviva Life Insurance (in which we acquired a 51.0% interest, on a U.S. GAAP basis, in April 2008) and a number of other smaller subsidiaries, none of which constituted a separate reportable segment.

	Year ended December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(in billions of Won)

Income statement data
Interest and dividend income	~~W~~	328	~~W~~	416	~~W~~	486	26.8%	16.8%
Interest expense		324		449		475	38.6	5.8
Provision for loan losses and credit-related commitments (reversal of provision)		34		69		316	102.9	358.0
Non-interest income		1,726		2,755		3,198	59.6	16.1
Non-interest expense including depreciation and amortization		1,174		1,504		1,658	28.1	10.2

Net income before tax		522		1,149		1,235	120.1	7.5
Income tax expense		26		34		31	30.8	(8.8)
Net income	~~W~~	496	~~W~~	1,115	~~W~~	1,204	124.8	8.0

Controlling interest		501		1,098		1,275	119.2	16.1
Noncontrolling interest		(5)		17		(71)	N/M(1)	N/M(1)

(1)	N/M = not meaningful.

Comparison of 2010 to 2009

Our net income before tax for this segment increased 7.5% from ~~W~~1,149 billion in 2009 to ~~W~~1,235 billion in 2010. Net income after tax also increased 8.0% from ~~W~~1,115 billion in 2009 to ~~W~~1,204 billion in 2010.

Interest and dividend income increased 16.8% from ~~W~~416 billion in 2009 to ~~W~~486 billion in 2010. This increase was primarily due to an increase in the average volume of loans by Woori Financial, which was partially offset by a decrease in average yields on such loans resulting from the general decrease in market interest rates in Korea in 2010.

Interest expense increased 5.8% from ~~W~~449 billion in 2009 to ~~W~~475 billion in 2010. This increase was principally the result of an increase in the average volume of debentures issued by Woori Financial, which was partially offset by a decrease in the average cost of such debentures.

Provision for loan losses and credit-related commitments increased 358.0% from ~~W~~69 billion in 2009 to ~~W~~316 billion in 2010. This increase was primarily as a result of a deterioration in the asset quality of the loan portfolios of Woori F&I and Woori Private Equity.

Non-interest income increased 16.1% from ~~W~~2,755 billion in 2009 to ~~W~~3,198 billion in 2010. This increase was attributable primarily to gains recorded by Woori Finance Holdings in 2010 on valuation of investments in affiliates accounted for under the equity method, principally Woori F&I, due to increases in net income recorded by such affiliates.

Non-interest expense, including depreciation and amortization, increased 10.2% ~~W~~1,504 billion in 2009 to ~~W~~1,658 billion in 2010, mainly as the result of an increase in administrative expenses.

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

Item 5B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(in billions of Won)

Cash and cash equivalents	~~W~~	13,564	~~W~~	16,581	~~W~~	15,958	22.2%	(3.8)%
Restricted cash		2,761		588		478	(78.7)	(18.7)
Interest-bearing deposits in other banks		1,747		2,207		2,875	26.3	30.3
Call loans and securities purchased under resale agreements		3,692		6,524		4,465	76.7	(31.6)
Trading securities		19,817		14,225		13,100	(28.2)	(7.9)
Available-for-sale securities		23,406		16,059		19,020	(31.4)	18.4
Held-to-maturity securities		9,612		15,974		19,905	66.2	24.6
Other investment assets		2,417		2,565		2,601	6.1	1.4
Loans:
Domestic:
Commercial:
Commercial and industrial		93,931		96,484		96,461	2.7	0.0
Lease financing		425		578		778	36.0	34.6
Trade financing		12,201		10,321		11,332	(15.4)	9.8
Other commercial(1)		8,266		6,602		7,039	(20.1)	6.6

Total commercial		114,823		113,985		115,610	(0.7)	1.4
Consumer:
General purpose household(2)		56,911		58,127		57,251	2.1	(1.5)
Mortgage		3,275		3,806		6,298	16.2	65.5
Credit cards		4,294		4,098		4,354	(4.6)	6.2

Total consumer		64,480		66,031		67,903	2.4	2.8

Total domestic		179,303		180,016		183,513	0.4	1.9
Foreign:
Commercial:
Commercial and industrial		9,015		7,393		7,380	(18.0)	(0.2)
Trade financing		185		92		140	(50.3)	52.2
Total commercial		9,200		7,485		7,520	(18.6)	0.5
Consumer:		129		116		152	(10.1)	31.0
Total foreign		9,329		7,601		7,672	(18.5)	0.9

	As of December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(in billions of Won)

Deferred origination costs		28		96		162	242.9	68.8
Less: unearned income		(51)		(98)		(142)	92.2	44.9
Less: allowance for loan losses		(2,942)		(3,557)		(4,874)	20.9	37.0
Total loans, net		185,667		184,058		186,331	(0.9)	1.2
Due from customers on acceptances		789		791		667	0.3	(15.7)
Premises and equipment, net		2,454		2,611		2,469	6.4	(5.4)
Accrued interest and dividends receivable		1,079		956		1,028	(11.4)	7.5
Assets held for sale		351		591		135	68.4	(77.2)
Goodwill		136		114		88	(16.2)	(22.8)
Other assets		3,653		3,180		3,818	(12.9)	20.1

Total assets	~~W~~	271,145	~~W~~	267,024	~~W~~	272,938	(1.5)	2.2

(1)	Other commercial loans include bills bought in foreign currency and overdrafts.
(2)	Includes home equity loans.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2010 to 2009

Our total assets increased 2.2% from ~~W~~267,024 billion as of December 31, 2009 to ~~W~~272,938 billion as of December 31, 2010, principally due to a 24.6% increase in held-to-maturity securities from ~~W~~15,974 billion as of December 31, 2009 to ~~W~~19,905 billion as of December 31, 2010, a 1.9% increase in domestic commercial loans and consumer credits from ~~W~~180,016 billion as of December 31, 2009 to ~~W~~183,513 billion as of December 31, 2010 and an 18.4% increase in available-for-sale securities from ~~W~~16,059 billion as of December 31, 2009 to ~~W~~19,020 billion as of December 31, 2010. The effect of these increases was partially offset by a 31.6% decrease in call loans and securities purchased under resale agreements from ~~W~~6,524 billion as of December 31, 2009 to ~~W~~4,465 billion as of December 31, 2010 and a 7.9% decrease in trading securities from ~~W~~14,225 billion as of December 31, 2009 to ~~W~~13,100 billion as of December 31, 2010.

Comparison of 2009 to 2008

Our total assets decreased 1.5% from ~~W~~273,145 billion as of December 31, 2008 to ~~W~~267,024 billion as of December 31, 2009, principally due to a 31.4% decrease in available-for-sale securities from ~~W~~23,406 billion as of December 31, 2008 to ~~W~~16,059 billion as of December 31, 2009, a 28.2% decrease in trading securities from ~~W~~19,817 billion as of December 31, 2008 to ~~W~~14,225 billion as of December 31, 2009 and a 78.7% decrease in restricted cash from ~~W~~2,761 billion as of December 31, 2008 to ~~W~~588 billion as of December 31, 2009. The effect of these decreases was partially offset by a 66.2% increase in held-to-maturity securities from ~~W~~9,612 billion as of December 31, 2008 to ~~W~~15,974 billion as of December 31, 2009, a 22.2% increase in cash and cash equivalents from ~~W~~13,564 billion as of December 31, 2008 to ~~W~~16,581 billion as of December 31, 2009 and a 76.7% increase in call loans and securities purchased under resale agreements from ~~W~~3,692 billion as of December 31, 2008 to ~~W~~6,524 billion as of December 31, 2009.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(in billions of Won)

Deposits
Interest-bearing	~~W~~	161,653	~~W~~	170,547	~~W~~	180,207	5.5%	5.7%
Non-interest-bearing		6,679		7,027		6,119	5.2	(12.9)
Call money		2,960		5,687		4,649	92.1	(18.3)
Trading liabilities		11,286		4,131		3,337	(63.4)	(19.2)
Acceptances outstanding		789		791		667	0.3	(15.7)
Other borrowed funds		18,458		12,835		12,382	(30.5)	(3.5)
Secured borrowings		3,401		2,277		3,998	(33.0)	75.6
Long-term debt		44,470		43,340		39,487	(2.5)	(8.9)
Accrued interest payable		3,317		2,554		2,818	(23.0)	10.3
Other liabilities		5,871		4,613		5,020	(21.4)	8.8

Total liabilities		258,884		253,802		258,684	(2.0)	1.9
Stockholders’ equity		11,920		12,866		13,968	7.9	8.6
Noncontrolling interest(1)		341		356		286	4.4	(19.7)

Total equity	~~W~~	12,261	~~W~~	13,222	~~W~~	14,254	7.8	7.8

Total liabilities and equity	~~W~~	271,145	~~W~~	267,024	~~W~~	272,938	(1.5)%	2.2%

(1)	On January 1, 2009, we adopted ASC 810-10-45-15. As a result, minority interests have been recharacterized as noncontrolling interests and reclassified as a component of equity. Corresponding items for prior periods have been restated accordingly.

For further information on our liabilities, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2010 to 2009

Our total liabilities increased 1.9% from ~~W~~253,802 billion as of December 31, 2009 to ~~W~~258,684 billion as of December 31, 2010. The increase was primarily due to increases in interest-bearing deposits and secured borrowings. Our interest-bearing deposits increased 5.7% from ~~W~~170,547 billion as of December 31, 2009 to ~~W~~180,207 billion as of December 31, 2010, primarily due to an increase in time and savings deposits. Our secured borrowings increased 75.6% from ~~W~~2,277 billion as of December 31, 2009 to ~~W~~3,998 billion as of December 31, 2010, primarily due to an increase in short-term debentures denominated in Won. The effect of these increases was partially offset by an 8.9% decrease in long-term debt from ~~W~~43,340 billion as of December 31, 2009 to ~~W~~39,487 billion as of December 31, 2010, primarily due to a decrease in long-term debentures denominated in Won.

Our total equity increased by 7.8% from ~~W~~13,222 billion as of December 31, 2009 to ~~W~~14,254 billion as of December 31, 2010. This increase resulted principally from an increase in our retained earnings, which was attributable to the net income we generated in 2010.

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

Realized and Unrealized Losses on Investment Securities

Gross Realized Losses

In 2010, we recognized other-than-temporary impairment losses on equity securities and debt securities of ~~W~~162 billion and ~~W~~129 billion, respectively. A substantial amount of these losses resulted primarily from impairment losses of ~~W~~61 billion that we recognized in 2010 with respect to our holdings of equity securities issued by non-listed foreign issuers, as well as impairment losses with respect to our holdings of debt securities issued by Korea Line Corporation.

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

To the extent factors contributing to the impairment losses recognized in 2010 affected other investments, we reviewed those investments for other-than-temporary impairment and recorded losses if appropriate.

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

With respect to securities we sold at a loss in 2010, the amount of the loss recorded at the sales date was ~~W~~49 billion. These losses related primarily to losses on disposal of equity securities, as well as losses on disposal of fixed maturity securities of issuers whose deteriorating credit fundamentals, coupled with the continued weakness in general economic conditions in Korea and globally, led to rating downgrades of their securities and increasing uncertainty regarding the future value of their securities.

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

Gross Unrealized Losses

As of December 31, 2010, the amount of gross unrealized losses on available-for-sale securities included in accumulated other comprehensive income in stockholders’ equity was ~~W~~119 billion. As of that date, we had ~~W~~12 billion of gross unrealized losses on held-to-maturity securities. For a breakdown of these gross unrealized losses by type of security, see “Item 4B. Business Overview—Capital Markets Activities—Securities Investment and Trading.”

Substantially all of the fixed maturity securities in our portfolio are rated by external Korean or international rating agencies. Fixed maturity securities are considered investment grade if they are rated BBB-/Baa3 or better. For fixed maturity securities in an unrealized loss position as of December 31, 2010, 75.3% (based on fair value) were investment grade, 1.0% were below investment grade and 23.7% were not rated. As of December 31, 2010, unrealized losses from fixed maturity securities that were below investment grade or not rated represented approximately 92.9% of gross unrealized losses on such securities. We had no material unrealized losses on individual fixed maturity securities or equity securities as of December 31, 2010.

As of December 31, 2010, the amount of gross unrealized losses for fixed maturity securities and equity securities (including beneficiary certificates) continuously in an unrealized loss position for the time periods indicated were as follows:

	Fixed		Equity
	Maturities		Securities	Total
	(in billions of Won)

Less than one year	~~W~~	107	18	~~W~~	125
More than one year		6	—		6

Total gross unrealized losses	~~W~~	113	18	~~W~~	131

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to ~~W~~168,332 billion as of December 31, 2008, ~~W~~177,574 billion as of December 31, 2009 and ~~W~~186,326 billion as of December 31, 2010, which represented approximately 70.8%, 73.5% and 75.5% of our total funding, respectively. We have been able to use increases in customer deposits in recent years to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through long-term debt, secured borrowings and other borrowed funds to meet our liquidity needs. Long-term debt represented 18.8%, 17.9% and 16.0% of our total funding as of December 31, 2008, 2009 and 2010, respectively. Secured borrowings represented 1.4%, 0.9% and 1.6% of our total funding as of December 31, 2008, 2009 and 2010, respectively. Other borrowed funds, which are borrowings with original maturities of less than one year, represented 7.6%, 5.3% and 5.0% of our total funding as of December 31, 2008, 2009 and 2010, respectively. For further information on our sources of funding, see “Item 4B. Business Overview—Assets and Liabilities—Funding.”

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

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. We received aggregate dividends from our subsidiaries of ~~W~~248 billion for 2008, ~~W~~40 billion for 2009 and ~~W~~407 billion for 2010. See “Item 3D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2010:

	Payments due by period
			Less than						More than
	Total		1 year		1-3 years		3-5 years		5 years
	(in billions of Won)

Contractual obligations
Long-term debt obligations(1)	~~W~~	49,253	~~W~~	15,469	~~W~~	15,423	~~W~~	9,455	~~W~~	8,906
Deposits(2)(3)		122,141		113,213		6,232		877		1,819
Capital (finance) lease obligations		74		38		28		8		—
Operating lease obligations		639		125		233		189		92
Purchase obligations		104		37		67		—		—
Secured borrowings(1)		4,142		2,965		727		450		—
Employee severance plan obligations		209		—		4		34		171

Total	~~W~~	176,562	~~W~~	131,847	~~W~~	22,714	~~W~~	11,013	~~W~~	10,988

(1)	Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings as of December 31, 2010. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2010.
(2)	Comprising certificate of deposits, other time deposits and mutual installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid for 2010 for each deposit product category and their scheduled contractual maturities.

We utilize credit-related financial instruments with off-balance sheet risk in our normal course of business. The primary purpose of those instruments is to generate fee income for us, in return for making credit support and funds available to our customers as required. Such instruments consist primarily of guarantees, commercial letters of credit and unused lines of credit. Guarantees include guarantees for loans, debentures, trade financing arrangements and guarantees for other financings. Contingent liabilities for which guaranteed amounts are not finalized appear as off-balance sheet items in the notes to the financial statements. Such contingent liabilities include, among others, contingent liabilities relating to trade financings and derivatives contracts with respect to foreign exchange rates and interest rates.

We also enter into transactions with certain special purpose entities and variable interest entities, including through the purchase of their subordinated debt and the provision of credit facilities to them.

The following table sets forth our off-balance sheet commitments as of the dates indicated:

	As of December 31,
	2008		2009		2010
	(in billions of Won)

Guarantees	~~W~~	19,156	~~W~~	14,597	~~W~~	13,151
Commercial letters of credit		6,852		6,452		6,468
Credit derivatives		930		633		107
Unused lines of credit:
Commercial		37,744		29,790		33,485
Credit cards(1)		20,817		21,961		23,057
Consumer		6,916		7,252		7,586
Commitments to extend credit:
Original term to maturity of less than one year		—		—		—
Original term to maturity of more than one year		4,624		3,991		3,259
Retained interests in special purpose entities		95		118		84
Credit facilities to special purpose entities(2)		7,160		4,140		3,157
Investments in special purpose entities(2)		900		3,219		556
Investments in variable interest entities		473		560		340

(1)	Relates to the unused credit card limits that may be cancelled by us at any time.
(2)	Structured by third parties.

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as “other liabilities” in our balance sheet. As of December 31, 2010, we had established allowances for possible losses of ~~W~~440 billion with respect to our credit-related commitments.

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

The following tables set forth a summary of the capital and capital adequacy ratios of Woori Bank, our principal banking subsidiary, and the capital adequacy ratios of Kyongnam Bank and Kwangju Bank, as of December 31, 2008, 2009 and 2010 based on applicable Korean GAAP and regulatory reporting standards:

	As of December 31,
	2008		2009		2010
	(in billions of Won)

Woori Bank
Tier I capital
Paid-in capital	~~W~~	3,530	~~W~~	3,830	~~W~~	3,830
Hybrid		1,513		2,423		2,394
Capital reserves		814		812		812
Retained earnings		6,934		7,887		8,713
Minority interests in consolidated subsidiaries		5		6		7
Consolidated adjustment credit/debit		—		—		—
Others		(1,118)		(747)		(705)

Total Tier I capital		11,678		14,211		15,051
Tier II capital
Revaluation reserves		—		—		—
Allowance for loan losses(1)		1,128		1,151		820
Subordinated debt(2)		4,635		4,032		3,241
Valuation gain on investment securities		407		450		324
Others		(107)		(181)		(98)
Total Tier II capital		6,063		5,452		4,287

Investment in non-consolidated equity investees(3)		—		—		—

Total core and supplementary capital	~~W~~	17,741	~~W~~	19,663	~~W~~	19,338
Risk-weighted assets
Credit risk-weighted assets	~~W~~	140,183	~~W~~	125,348	~~W~~	123,370
Market risk-weighted assets		3,446		2,535		1,257
Operational risk-weighted assets		8,314		7,788		7,371

Total risk-weighted assets		151,943		135,671		131,998
Risk-weighted assets for required capital adjustment(4)		—		991		—

Total adjusted risk-weighted assets	~~W~~	151,943	~~W~~	136,662	~~W~~	131,998
Tier I capital ratio		7.69%		10.40%		11.40%
Tier II capital ratio		3.99		3.99		3.25
Capital adequacy ratio		11.68		14.39		14.65

(1)	Allowances for loan losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent such allowances represent up to 1.25% of risk-weighted assets.
(2)	Subordinated debt representing up to 50% of Tier I capital is used in the calculation of Tier II capital.
(3)	Equity method investees engaged in banking and financial activities of which Woori Bank owned more than 15% are deducted from Tier I and Tier II capital pursuant to the guidelines of the Financial Services Commission.
(4)	Represents adjustments to total risk-weighted assets pursuant to Financial Supervisory Service guidelines that require banks that apply an internal ratings-based approach or advanced measurement approach in calculating capital requirements to adjust their total risk-weighted assets when calculating capital ratios in certain circumstances.

	Kyongnam Bank	Kwangju Bank

As of December 31, 2008
Tier I capital ratio	7.84%	7.58%
Tier II capital ratio	3.94	4.53
Capital adequacy ratio	11.78	12.12

	Kyongnam Bank	Kwangju Bank

As of December 31, 2009
Tier I capital ratio	9.68%	8.50%
Tier II capital ratio	4.02	5.33
Capital adequacy ratio	13.70	13.82

	Kyongnam Bank	Kwangju Bank

As of December 31, 2010
Tier I capital ratio	9.73%	9.03%
Tier II capital ratio	4.36	4.19
Capital adequacy ratio	14.09	13.22

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

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements, while Kyongnam Bank and Kwangju Bank, both of which are in the process of establishing an internal ratings-based approach, currently use a standardized approach. In October 2008, the Financial Supervisory Service approved Woori Bank’s internal ratings-based approach for credit risk. For regulatory reporting purposes, from September 30, 2008, Woori Bank has implemented its internal ratings-based approach for credit risk, beginning with its credit risk with respect to retail, small- and medium-size enterprises and large corporate loans and asset-backed securities portfolios, and plans to further implement its internal ratings-based approach to its specialized lending portfolio upon approval by the Financial Supervisory Service. A standardized approach will be used in measuring credit risk for those classes of exposure for which Woori Bank’s internal ratings-based approach has not yet been implemented, as well as for certain classes of exposure (including those to the Korean government, public institutions and other banks) for which the internal ratings-based approach will not be applied. Woori Bank plans to implement an “advanced internal ratings-based approach” for credit risk in the near future. Woori Bank also implemented a standardized approach for operational risk beginning on January 1, 2008, and implemented an “advanced measurement approach” for operational risk in June 2009. While we believe that Woori Bank’s implementation of an internal ratings-based approach in 2008 has increased its capital adequacy ratio and led to a decrease in its credit risk-related capital requirements as compared to those under its previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in Woori Bank’s credit risk capital requirements in the future, which may require it to either improve its asset quality or raise additional capital.

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision is expected to begin implementing the new set of measures, referred to as Basel III, from 2013. The timing and scope of implementation of Basel III in Korea remain uncertain. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including our commercial banking subsidiaries.

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2010, based on applicable Korean GAAP and regulatory reporting standards:

	As of December 31,
	2010
	(in billions of Won)

Risk-weighted assets	~~W~~	198,251
Equity capital		24,840
Consolidated capital adequacy ratio		12.53%

Recent Accounting Pronouncements

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

Consolidation of Variable Interest Entities (ASC 810)

In June 2009, the FASB amended the accounting and disclosure guidance for the consolidation of variable interest entities. The amended accounting guidance requires the reconsideration of previous conclusions related to the consolidation of variable interest entities, including whether an entity is a variable interest entity and whether we are the variable interest entity’s primary beneficiary. Under the amended guidance, a variable interest entity’s primary beneficiary is the entity that has the power to direct the variable interest entity’s significant activities and has an obligation to absorb losses or the right to receive benefits that could be potentially significant to the variable interest entity. The amended guidance also requires companies to continually reassess whether they are the primary beneficiary of a variable interest entity, whereas the previous rules only required reconsideration upon the occurrence of certain triggering events. The amended accounting and disclosure guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009, or January 1, 2010 for us. As a result of our adoption of this guidance, we consolidated certain variable interest entities that were unconsolidated prior to January 1, 2010. The net effect of our adoption of this guidance was a decrease, on a consolidated basis, in our stockholders’ equity of ~~W~~94 billion (net of tax) and increases, on a consolidated basis, in our total assets of ~~W~~1,257 billion and in our total liabilities of ~~W~~1,351 billion as of January 1, 2010.

In addition, the amended accounting guidance requires that a reporting entity separately present on the face of the financial statements the assets of a consolidated variable interest entity that can be used only to settle obligations of the consolidated variable interest entity and the liabilities of a consolidated variable interest entity for which creditors or beneficial interest holders do not have recourse to the general credit of the primary beneficiary. We adopted such amended guiance on January 1, 2010 and separately presented the assets and liabilities of consolidated variable interest entities, based on such categories, on the face of our consolidated balance sheet as of December 31, 2010.

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

Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements (ASC 820)

In January 2010, the FASB amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The amended disclosure guidance related to disclosures about purchases, sales, issuances and settlements of Level 3 instruments became effective for fiscal years beginning after December 15, 2010, or January 1, 2011 for us. The remainder of the amended disclosure guidance is effective for annual reporting periods beginning after December 31, 2009, or January 1, 2010 for us. The amended fair value disclosures are set forth in Note 32 of the notes to our consolidated financial statements.

Scope Exception Related to Embedded Credit Derivatives (ASC 815)

In March 2010, the FASB amended the accounting guidance for derivatives and hedging to clarify the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. An embedded credit derivative that is related only to the subordination of one financial instrument to another qualifies for such exemption. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may be required to separately account for such non-exempted embedded credit derivative feature. This new accounting guidance became effective for us on July 1, 2010. Our adoption of this accounting guidance had no impact on our consolidated financial condition, results of operations or cash flows.

Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset (ASC 310)

In April 2010, the FASB issued a new accounting guidance for modified loans when the loans are accounted for within pools. This new accounting guidance improves comparability by eliminating diversity in practice about the treatment of modifications of loans accounted for within pools. Furthermore, it clarifies guidance about maintaining the integrity of a pool as the unit of accounting for acquired loans with credit deterioration. We adopted this statement as of January 1, 2010. Our adoption of this statement had no impact on our consolidated financial condition, results of operations or cash flows.

ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (ASC 310)

In July 2010, the FASB amended the disclosure guidance for financial receivables and the allowance for credit losses. The amendments require a greater level of disaggregated information about the allowance for credit losses and the credit quality of financing receivables. In January 2011, the FASB delayed the effective date of this amended disclosure guidance with respect to troubled debt restructurings. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. Other than with respect to disclosures relating to troubled debt restructurings, the amended disclosure guidance relating to information as of the end of a reporting period became effective for us as of December 31, 2010, and the required disclosures are included in Note 11 of the notes to our consolidated financial statements.

In April 2011, the FASB amended the guidance for accounting for troubled debt restructurings. This amendment clarifies the accounting guidance on a creditor’s evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. The new accounting guidance is effective for the first interim or annual period beginning on or after June 15, 2011 and will have no impact on our accounting for troubled debt restructurings, as we have adopted IFRS beginning in 2011 and discontinued the use of U.S. GAAP financial reporting subsequent to December 31, 2010.

Selected Financial Information Under Korean GAAP

The selected consolidated financial and other data shown below have been derived from our consolidated financial statements prepared in accordance with Korean GAAP, including financial accounting standards generally accepted for banking institutions issued by the Korean Securities and Futures Commission.

Under Korean GAAP, consolidated financial statements include the accounts of fully- or majority-owned subsidiaries and substantially controlled affiliates that have assets in excess of ~~W~~10 billion. Substantial control is deemed to exist when the investor is the largest shareholder and owns more than 30% of the investee’s voting shares.

Capital adequacy ratios have been calculated from the consolidated financial statements prepared in accordance with Korean GAAP and using the guidelines issued by the Financial Services Commission.

Consolidated income statement data under Korean GAAP

	Year ended December 31,
	2008		2009		2010		2010(1)
	(in billions of Won, except per						(in millions of US$,
	share data)						except per share data)

Interest and dividend income	~~W~~	16,937	~~W~~	14,554	~~W~~	14,257	US $	12,610
Interest expense		10,742		8,663		7,708		6,818

Net interest income		6,195		5,891		6,549		5,792
Provision for loan losses		1,628		2,177		2,669		2,361

Net interest income after provision for loan losses		4,567		3,714		3,880		3,431
Commission income		1,778		1,665		1,654		1,463
Other non-interest income		68,186		37,843		18,789		16,619
Non-interest expense		73,417		41,838		22,485		19,888

Operating income		1,114		1,384		1,838		1,625
Non-operating income		203		288		221		195
Non-operating expense		127		191		264		234

Income before income tax expense		1,190		1,481		1,795		1,586
Income tax expense (benefit)		603		403		495		438

Income (loss) from continuing operations		587		1,078		1,300		1,148
Total income (loss) from discontinued operations		—		38		—
Net income (loss)	~~W~~	587	~~W~~	1,116	~~W~~	1,300	US $	1,148

Controlling Interest		454		1,026		1,195		1,055
Noncontrolling interests		133		90		105		93

	~~W~~	587	~~W~~	1,116	~~W~~	1,300	US $	1,148

Per common share data:
Earnings per share-basic	~~W~~	564	~~W~~	1,273	~~W~~	1,483	US $	1.31
Earnings per share-diluted		564		1,273		1,483		1.31
Cash dividends per share		—		100		250		0.22
Stock dividends per share		—		—		—		—

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,130.6 to US$1.00, the noon buying rate in effect on December 31, 2010 as quoted by the Federal Reserve Bank of New York in the United States.

Consolidated balance sheet data under Korean GAAP

	As of December 31,
	2008		2009		2010		2010(1)
	(in billions of Won)						(in millions of US$)

Cash and due from banks	~~W~~	19,968	~~W~~	21,134	~~W~~	21,380	US $	18,910
Trading securities		16,502		18,573		17,012		15,047
Investment securities		30,213		31,703		39,915		35,304
Loans		200,585		200,609		200,304		177,166
Less: allowance for loan losses and present value discounts		(3,546)		(3,726)		(4,685)		(4,144)
Fixed assets		2,797		2,820		2,886		2,553
Other assets		24,475		13,791		14,615		12,927

Total assets	~~W~~	290,994	~~W~~	284,904	~~W~~	291,427	US $	257,763

Deposits	~~W~~	170,225	~~W~~	178,661	~~W~~	187,009	US $	165,407
Borrowings		34,850		34,976		36,582		32,356
Debentures, net of discounts		39,868		36,689		33,010		29,197
Other liabilities		31,743		18,591		17,907		15,838

Total liabilities		276,686		268,917		274,508		242,798
Total Equity		14,308		15,987		16,919		14,965
Total liabilities and equity	~~W~~	290,994	~~W~~	284,904	~~W~~	291,427	US $	257,763

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,130.6 to US$1.00, the noon buying rate in effect on December 31, 2010 as quoted by the Federal Reserve Bank of New York in the United States.

Ratios under Korean GAAP

	Year ended December 31,
	2008	2009	2010
	(Percentages)

Woori Finance Holdings:
Net income as a percentage of:
Average total assets	0.17%	0.35%	0.40%
Average stockholders’ equity	3.47	7.93	8.45
Dividend payout ratio(1)	—	7.90	16.86
Net interest spread(2)	2.78	2.53	2.97
Net interest margin(3)	2.27	1.99	2.31
Expense-to-revenue ratio(4)	52.68	48.19	45.90
Average stockholders’ equity as a percentage of average total assets	4.76	4.36	4.78
Woori Bank:
Net income as a percentage of:
Average total assets	0.11	0.41	0.49
Average stockholders’ equity	1.90	7.32	7.98
Dividend payout ratio(1)	—	24.13	29.94
Net interest spread(2)	2.71	2.42	2.87
Net interest margin(3)	2.24	1.88	2.22
Expense-to-revenue ratio(4)	43.42	43.71	40.80
Average stockholders’ equity as a percentage of average total assets	5.81	5.59	6.40

(1)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.
(2)	Net interest spread represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(3)	Net interest margin represents the ratio of net interest income to average interest-earning assets.
(4)	Represents the ratio of general and administrative expenses to adjusted operating income. Adjusted operating income represents operating income before loan loss provisions and general administrative expenses.

Capital, liquidity and leverage ratios under Korean GAAP

	As of December 31,
	2008	2009	2010
	(Percentages)

Capital ratios:
Consolidated capital adequacy ratio of Woori Finance Holdings(1)	10.86%	12.35%	12.53%
Total capital adequacy ratio of Woori Bank(2)	11.68	14.39	14.65
Tier I(2)	7.69	10.40	11.40
Tier II(2)	3.99	3.99	3.25
Liquidity ratios:
Won liquidity ratio of Woori Finance Holdings(3)	650.66	263.29	707.31
Won liquidity ratio of Woori Bank(4)	110.02	121.89	129.54
Foreign currency liquidity ratio of Woori Bank(5)	97.54	105.23	109.94
Leverage ratio:
Ratio of acquisition price to net assets of Woori Finance Holdings(6)	50.24	47.48	45.03

(1)	Under guidelines of the Financial Services Commission which became applicable in 2007, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8%. This computation is based on our consolidated financial statements prepared in accordance with Korean GAAP. See “—Financial Condition—Capital Adequacy.”
(2)	Woori Bank accounted for 78.0% of our total assets as of December 31, 2010. The capital adequacy ratio of Woori Bank is computed in accordance with the guidelines issued by the Financial Services Commission. Under the guidelines of the Financial Services Commission, Woori Bank is required to maintain a minimum capital adequacy ratio of 8%. This computation is based on Woori Bank’s consolidated financial statements prepared in accordance with Korean GAAP. See “—Financial Condition—Capital Adequacy.”
(3)	For 2009 and 2010, defined as the ratio of Won currency assets due within one month, including marketable securities, to Won liabilities due within one month. For 2008, defined as the ratio of Won currency assets due within three months, including marketable securities, to Won liabilities due within three months. This ratio should not be less than 100% on a non-consolidated basis, under the Regulation on Finance Holding Companies.
(4)	Defined as the ratio of Won currency assets due within one month, including marketable securities, to Won liabilities due within one month. This ratio should not be less than 100% on a non-consolidated basis, under the Regulation on Supervision of Banking Business.
(5)	Defined as the ratio of foreign currency assets due within three months, including marketable securities, to foreign currency liabilities due within three months. This ratio should not be less than 85% on a non-consolidated basis, under the Regulation on Supervision of Banking Business.
(6)	Defined as the ratio of the acquisition prices of all subsidiaries in aggregate to the amount of net assets. This ratio should not be more than 100%, under the Financial Holding Company Act.

Asset quality data under Korean GAAP

	December 31,
	2008		2009		2010
	(in billions of Won)

Woori Finance Holdings:
Non-performing loans(1)	~~W~~	2,601	~~W~~	3,436	~~W~~	6,813
Allowance for loan losses		3,630		3,824		4,785
Non-performing loans as a percentage of total loans		1.24%		1.69%		3.33%
Non-performing loans as a percentage of total assets		0.89		1.21		2.34
Allowance for loan losses as a percentage of non-performing loans		139.55		111.30		70.23
Allowance for loan losses as a percentage of total loans		1.74		1.88		2.34
Woori Bank:
Non-performing loans(1)	~~W~~	2,100	~~W~~	2,726	~~W~~	5,618
Non-performing loans as a percentage of total loans		1.19%		1.60%		3.34%
Non-performing loans as a percentage of total assets		0.85		1.15		2.34
Precautionary loans as a percentage of total loans		2.02		2.83		2.93
Precautionary and below loans as a percentage of total loans		3.22		4.44		6.27
Precautionary and below loans as a percentage of total assets		2.30		3.17		4.39
Allowance for loan losses as a percentage of non-performing loans		144.07		113.61		70.07
Allowance for loan losses as a percentage of precautionary and below loans		53.48		41.08		37.36
Allowance for loan losses as a percentage of total loans		1.72		1.82		2.34

(1)	Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria.

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

	As of or for the year ended
	December 31, 2010
	(in billions of Won)

Korean GAAP net income	~~W~~	1,300
1. Loans		(179)
2. Securities		184
3. Derivatives		61
4. Deferred loan costs		(7)
5. Fixed assets		(4)
6. Intangible assets		—
7. Tax effect of deficit equity reduction		—
8. Noncontrolling interest		(158)
9. Reversal effect of Daewoo E&C sale in Korean GAAP		29
10. Goodwill impairment		41
11. Others	~~W~~	(49)

Total of adjustments		(82)
Tax effect of adjustments	~~W~~	11

	As of or for the year ended
	December 31, 2010
	(in billions of Won)

U.S. GAAP net income	~~W~~	1,229

Korean GAAP total equity	~~W~~	16,919
1. Loans		7
2. Securities		(1,046)
3. Derivatives		151
4. Deferred loan costs		80
5. Fixed assets		(126)
6. Intangible assets		—
7. Tax effect of deficit equity reduction		—
8. Noncontrolling interest		(2,095)
9. Reversal effect of Daewoo E&C sale in Korean GAAP		(69)
10. Goodwill impairment		9
11. Others		119

Total of adjustments		(2,970)
Tax effect of adjustments		305

U.S. GAAP total equity	~~W~~	14,254

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

9. In 2006, we disposed of shares of Daewoo Engineering & Construction (or Daewoo E&C) common stock, which we held as investment securities, following its conclusion of a workout program. Subsequently, we acquired shares of Daewoo E&C common stock through a co-investment in Daewoo E&C with the Kumho Asiana Group, in connection with which we were also granted put options for such Daewoo E&C shares held by us. Such put options were granted to us for no cash consideration. Such put options were recorded as part of our derivative assets in our consolidated financial statements prepared under Korean GAAP, but not in our consolidated financial statements prepared under U.S. GAAP, as such put options did not meet the definition of a derivative under U.S. GAAP due to the fact that they did not meet the net settlement requirement. In 2008, we recognized a gain from the change in fair value of such put options in our consolidated financial statements prepared under Korean GAAP, while we did not recognize such gain in our consolidated financial statements prepared under U.S. GAAP. In December 2009, we agreed with the Kumho Asiana Group to deem such put options as having been exercised while still maintaining ownership of the underlying Daewoo E&C common shares. In connection therewith, pursuant to a Korean GAAP interpretation provided by the Financial Supervisory Service of Korea, our investments in Daewoo E&C shares and the related put options were derecognized and a receivable was recorded under Korean GAAP. In 2010, we received shares of Kumho Industrial, a member of the Kumho Asiana Group, as payment for a part of such receivable and derecognized certain of the receivable under Korean GAAP. However, as such receivable is not recognized under U.S. GAAP, we recognized a gain in the amount of the fair value of the shares under U.S. GAAP. As of December 31, 2010, we continued to recognize the remainder of the receivable under Korean GAAP, but such receiveable was not recognized under U.S. GAAP, as we continued to maintain ownership of the underlying Daewoo E&C shares.

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

Standing Director

Our standing director is as follows:

Name	Age	Position	Director Since

Pal Seung Lee	67	Chairman and Chief Executive Officer	June 27, 2008

Our standing director is not involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Pal Seung Lee was elected executive director in June 2008. Prior to that, he was the representative director of the Seoul Philharmonic Orchestra, chief executive officer of Woori Securities and executive managing director of Hanil Bank. Mr. Lee holds a Bachelor of Law from Korea University.

Outside Directors

Our outside directors are selected based on their experience and knowledge in diverse areas, which include law, finance, economics, management and accounting. We currently have seven outside directors. All were nominated by the Outside Director Candidate Recommendation Committee and approved by our shareholders.

Our outside directors are as follows:

				Year Term
Name	Age	Position	Director Since	Ends(1)

Yong-Man Rhee	77	Outside Director	March 25, 2011	2013
Kwang-Yie Kim	53	Outside Director	March 25, 2011	2013
John Ji Whan Park	43	Outside Director	March 25, 2011	2013
Doo-Hee Lee	54	Outside Director	March 27, 2009	2012
Hun Lee	50	Outside Director	March 27, 2009	2012
Min-Joon Bang	61	Outside Director	March 28, 2008	2012
Hi-Taek Shin	59	Outside Director	March 28, 2008	2012

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Yong-Man Rhee was elected as an outside director in March 2011. He is currently a member of the National Elders Committee of Korea, and was formerly the governor of the Bank Supervisory Service and the Minister of Finance of Korea. He received a Bachelor of Public Administration from Korea University and a Master of Public Administration from Seoul National University.

Kwang-Yie Kim was elected an outside director in March 2011. He is currently the head of public relations at KDIC. He received a Bachelor of Science in Biochemistry from Yonsei University.

John Ji Whan Park was elected an outside director in March 2011. He is currently the representative director of Asia Revolution. He received a Bachelor of Arts in Economics from Brown University and a Master of Business Administration from Harvard University.

Doo-Hee Lee was elected an outside director in March 2009. He is currently the president of Asia-Pacific Association for International Education and a professor at the College of Business Administration, Korea University. He received a Bachelor of Business Administration from Korea University and a Master of and Ph.D. in Business Administration from Michigan State University.

Hun Lee was elected an outside director in March 2009. He is currently the co-head of The Lawyers for Citizens, and was formerly a lawyer at Barun Law. He received a Bachelor of Law from Chung-Ang University.

Min-Joon Bang was elected an outside director in March 2008. He is currently an executive vice president of New Daily, and was formerly the Arbitration Commissioner of the Press Arbitration Commission and the head of the editorial desk at Korea Times. He received a Bachelor of Arts degree in Korean Language and Literature from Seoul National University.

Hi-Taek Shin was elected an outside director in March 2008. He is currently a professor at the College of Law at Seoul National University. He was formerly associated with Kim & Chang. He received a Bachelor and Master of Law from Seoul National University and a J.S.D. from Yale Law School.

If any director wishes to enter into a transaction with us in his or her personal capacity, he or she must obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting during which the board approves the transaction.

Executive Officers

In addition to the standing director who is also our executive officer, we currently have the following eight executive officers.

Name	Age	Position

Hyun Jin Jung	59	Senior Managing Director
Jeong Han Kim	54	Senior Managing Director
Yang Jin Kim	55	Senior Managing Director
Rok Hwang	55	Senior Managing Director
Byoung Yoon Jeon	56	Senior Managing Director
Sung Jae Park	56	Managing Director
Seong Kook Jo	57	Managing Director
Hong Dall Kim	51	Managing Director

Hyun Jin Jung serves as a senior managing director in charge of management planning, financial planning, financial accounting, audit and management inspection, strategic planning and global business. Prior to that, he was an executive vice president of Woori Bank. He holds a Bachelor of Business Administration from Seoul National University.

Jeong Han Kim serves as a senior managing director in charge of risk management. Prior to that, he was an executive vice president of Woori Bank. He holds a Bachelor of Law from Korea University and a Master of International Economics from the University of Essex.

Yang Jin Kim serves as a senior managing director in charge of synergy promotion. He also serves as an deputy president of Woori Bank. Prior to that, he was an executive vice president of Woori Bank. He holds a Bachelor of Arts in Agricultural Economics from Seoul National University.

Rok Hwang serves as a senior managing director in charge of future strategy. Prior to that, he was an executive vice president of Woori Bank. He holds a Bachelor of Business Administration from Korea University.

Byoung Yoon Jeon serves as a senior managing director in charge of management support. Prior to that, he was the head of operations of Seoul Philharmonic Ochestra. He holds a Bachelor of Arts in English Literature from Sogang University.

Sung Jae Park serves as a managing director in charge of compliance. Prior to that, he was the head of a regional sales center of Woori Bank. He holds a Bachelor of Business Administration from Korea University.

Seong Kook Jo serves as a managing director in charge of audit and management inspection. Prior to that, he was a senior general manager of Woori Bank. He holds a Bachelor of Science in Agricultural Chemistry from Korea University.

Hong Dall Kim serves as a managing director in charge of management research. Prior to that, he was a general manager of Woori Finance Holdings. He holds a Bachelor of Business Administration from Sogang University and a Master of Arts in Economics from Tsukuba University, Japan.

None of the executive officers is involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Item 6B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2010 to our chairman and chief executive officer, our outside directors and our other executive officers was ~~W~~4,048 million. In 2010, we recorded additional provisions of ~~W~~218 million for allowances for severance and retirement benefits for those directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

In 2010, we did not grant any stock options and, accordingly, did not recognize any compensation expense for stock options granted under our stock option plan. As of the date of this annual report, we do not have any stock options outstanding.

Item 6C.	Board Practices

See “Item 6A. Directors and Senior Management—Board of Directors” and “Item 6B. Compensation” for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have nine committees that serve under the board:

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

Management Committee

This committee consists of one standing director and four outside directors: Pal Seung Lee, Yong-Man Rhee, Doo-Hee Lee, Min Joon Bang and Hi Taek Shin. The chairman is Pal Seung Lee. This committee, which functions as a steering committee, enables broad management oversight of our operations. It is responsible for the following:

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

Business Development and Compensation Committee

This committee consists of four outside directors: Yong-Man Rhee, Min-Joon Bang, Hun Lee and John Ji Whan Park. The chairman is Yong-Man Rhee. It is responsible for all matters relating to the following:

•	management’s performance in developing our business;

•	setting goals and targets with respect to and evaluating executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every six months.

Risk Management Committee

This committee consists of one standing director and four outside directors: Pal Seung Lee, Kwang-Yie Kim, John Ji Whan Park, Min-Joon Bang and Hun Lee. The chairman is Pal Seung Lee. It oversees and makes determinations on all issues relating to our group-wide, standardized risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset and liability management. The major roles of the Group Risk Management Committee include:

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

Audit Committee

This committee consists of five outside directors: Yong-Man Rhee, Kwang-Yie Kim, Hun Lee, Hi-Taek Shin and Doo-Hee Lee. The chairman is Hi-Taek Shin. It reviews all audit and compliance-related matters and makes recommendations to our board. This committee also is responsible for the following:

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

Ethics Committee

This committee consists of one standing director and four outside directors: Pal Seung Lee, Min-Joon Bang, Kwang-Yie Kim, Doo-Hee Lee and John Ji Whan Park. The chairman is Min-Joon Bang. It is responsible for the following:

•	implementing our code of ethics and amending it when necessary;

•	managing our ethics policies, including developing procedures and standards of conduct to ensure compliance; and

•	evaluating our performance under our code of ethics.

This committee holds regular meetings every year.

Outside Directors Recommendation Committee

This committee consists of one standing director and five outside directors: Pal Seung Lee, Kwang-Yie Kim, John Ji Whan Park, Doo-Hee Lee, Hi-Taek Shin and Hun Lee. The chairman is Doo-Hee Lee. It is responsible for the following:

•	searching for potential outside director candidates; and

•	reviewing and nominating outside director candidates.

This committee holds meetings when an outside director needs to be appointed.

MOU Evaluation Committee

This committee consists of the entire board of directors: Pal Seung Lee, Yong-Man Rhee, Kwang-Yie Kim, John Ji Whan Park, Doo-Hee Lee, Hun-Lee, Min-Joon Bang and Hi-Taek Shin. The chairman is Pal Seung Lee. It is responsible for the following:

•	evaluating MOU target attainment performances of us and our subsidiaries; and

•	overseeing and managing the MOU steering committee.

This committee holds regular meetings every three months.

Audit Committee Member Candidate Recommendation Committee

This committee, which was first formed in January 2008, consists of seven outside directors: Yong-Man Rhee, Kwang-Yie Kim, John Ji Whan Park, Doo-Hee Lee, Hun Lee, Min-Joon Bang and Hi-Taek Shin. The chairman is Doo-Hee Lee. This committee holds meetings when an audit committee member needs to be appointed.

Item 6D.	Employees

As of December 31, 2010, we had a total of 163 full-time employees, including nine officers, at our financial holding company. The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

	As of December 31,
	2008	2009	2010

Full-time employees	20,283	21,108	21,483
Contractual employees	4,908	4,133	4,255

Total	25,191	25,241	25,738

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

At the holding company level, our salary system with respect to our employees is based on a combination of the agreed-upon base salary and bonuses reflecting the work productivity of each employee. We believe that the salaries we pay to our employees and management are similar to those of other large financial institutions in Korea. We evaluate employees twice a year (usually in January and July), based on our business performance and evaluations provided by co-workers and superiors. With respect to our compensation program, we do not provide housing leases or loans to our employees.

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

At our subsidiaries, employee compensation is based on a combination of the agreed-upon base salary and bonuses. The bonus system is based on individual performance and business unit performance. We believe that our compensation package for our subsidiaries is similar to those institutions in the same industries. We provide a wide range of benefits to our employees, including medical insurance, employment insurance, workers compensation, life insurance, financial aid for children’s tuition, low-interest housing loans and pension plans.

In accordance with our internal policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of their employment, to receive a lump sum severance payment based upon the length of their service and the rate of pay at the time of termination. Such employees are entitled to receive a lump-sum equivalent to the average of 30 days’ pay for each year of service. We make provisions for accrued severance benefits based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2010, accrued severance benefits were ~~W~~197 billion, which represented 100% of the amount required under Financial Services Commission guidelines. As of December 31, 2010, approximately 76.8% of accrued severance benefits were deposited with insurance companies and other banks. Under Korean law, we may not terminate full time employees except under certain circumstances.

In 2008, 2009 and 2010 we paid ~~W~~15 billion, ~~W~~14 billion and ~~W~~14 billion, respectively, for the training of our employees in specialist areas by local and foreign training institutes.

Item 6E.	Share Ownership

Common Stock

As of June 17, 2011, the persons who are currently our directors or executive officers, as a group, held an aggregate of 53,353 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of June 17, 2011.

Number of Shares of
Name of Executive Officer or Director	Common Stock

Pal Seung Lee	53,000
Sung Jae Park	353

Total	53,353

Stock Options

In December 2002, we granted stock options to directors and executive officers of us and certain of our subsidiaries. The exercise period for all such stock options expired on December 4, 2008 and was not extended. As of December 31, 2010, our directors and executive officers did not hold any stock options. As of the date of this annual report, we do not have any stock options outstanding.

Item 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at June 17, 2011 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

		Percentage of Total	Percentage of Total
	Number of Shares of	Shares of Common	Shares on a Fully
Beneficial Owner	Common Stock	Stock	Diluted Basis

KDIC	459,198,609	56.97	56.97

As of June 17, 2011, our chairman and chief executive officer owned 53,000 shares of our common stock, our executive officers, excluding our chairman and chief executive officer, collectively owned 353 shares of our common stock, and our outside directors did not own any shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of June 17, 2011.

Item 7B.	Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which as of June 17, 2011 owned 56.97% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4B. Business Overview—Assets and Liabilities.”

We and our subsidiaries have entered into memoranda of understanding with the KDIC, under which we and our subsidiaries must meet business normalization targets or specific financial targets, or the KDIC has the right to impose sanctions on our directors or employees or to require us or our subsidiaries to take certain actions. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” In addition, as of December 31, 2010, we owned ~~W~~857 billion of debentures issued by the KDIC, representing 1.8% of our investment securities.

In 2008, we entered into three loan agreements with Woori Financial, our subsidiary, to lend an aggregate of ~~W~~170 billion. As of June 17, 2011, ~~W~~1 billion of such loans remained outstanding to Woori Financial.

As of December 31, 2008, we had loans outstanding to our executive officers and directors in the aggregate amount of ~~W~~29 million. As of December 31, 2009, we had loans outstanding to our executive officers and directors in the aggregate amount of ~~W~~97 million. As of December 31, 2010, we had loans outstanding to our executive officers and directors in the aggregate amount of ~~W~~263 million. For additional information regarding our transactions with related parties, see Note 36 of the notes to our consolidated financial statements.

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

See “Item 18. Financial Statements” and pages F-1 through F-100.

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

Commencing in 2005, Woori Bank marketed and sold investment fund products known as the “Woori Power Income Funds,” created and managed by Woori Asset Management, to customers in Korea. The funds have experienced significant declines in value, principally as a result of investments made in securities and derivative instruments of troubled financial institutions in the U.S. and elsewhere. In November 2008, in response to complaints filed by customers who suffered losses as a result of their investment in these products, the Financial Supervisory Service ruled that Woori Bank should compensate such customers for 30% to 50% of the investment losses they suffered due to its failure to adequately disclose the risks associated with an investment in the products. However, certain customers who invested in these products through Woori Bank have opted to instead file lawsuits against Woori Bank based on its alleged failure to adequately disclose such risks, in order to obtain higher levels of compensation. As of May 31, 2011, 13 such lawsuits were pending and the aggregate amount claimed against Woori Bank in such lawsuits was approximately ~~W~~8 billion. In 12 of such lawsuits, the trial courts ruled that Woori Bank was liable for damages equal to approximately 20% to 45% of the losses suffered by the plaintiffs. These decisions were appealed to the appellate court by both the plaintiffs and Woori Bank, where they are currently pending. Through May 31, 2011, the aggregate amount of compensation payments made to customers by Woori Bank in relation to such products, including payments made in accordance with the Financial Supervisory Service’s ruling as well as lawsuits filed by customers, was ~~W~~19 billion. In addition, certain of Woori Bank’s customers have filed lawsuits against it in connection with certain other investment fund products created and managed by Woori Asset Management and sold by Woori Bank to customers in Korea, including those which had invested in certain equity-linked securities issued by Lehman Brothers and incurred significant losses following the Lehman Brothers bankruptcy. See “—Woori Asset Management”. As of May 31, 2011, three such lawsuits were pending and the aggregate amount claimed against Woori Bank in such lawsuits was approximately ~~W~~12 billion. The trial courts ruled for Woori Bank in two of such lawsuits, each of which has been appealed by the plaintiffs, while one lawsuit is still pending in the trial court. Additional lawsuits may be filed against Woori Bank with respect to its sales of such products, and the final outcome of such litigation remains uncertain.

In 2008, certain of Woori Bank’s customers filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who purchased KIKO products from Woori Bank were required to make large payments to it. Seven companies have filed lawsuits against Woori Bank alleging that the contracts under which the relevant KIKO products were sold by Woori Bank should be nullified and that Woori Bank should return payments received thereunder. As of May 31, 2011, two of such lawsuits were pending at the trial court, two were pending in the appellate court following appeals by the plaintiffs after trial court decisions in favor of Woori Bank and one was pending at the Supreme Court of Korea following appeal by the plaintiff after both the trial court and the appellate court decided in our favor. The aggregate amount of such claims, as of May 31, 2011, was approximately ~~W~~47 billion, and such amount may increase as the lawsuits progress or in the event of further depreciation of the Won against the U.S. dollar. Additional lawsuits may be filed against Woori Bank with respect to KIKO products, and the final outcome of such litigation remains uncertain.

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

Kyongnam Bank

From December 2008 to April 2010, certain employees of Kyongnam Bank colluded with several other parties to engage in various fraudulent transactions ostensibly on behalf of Kyongnam Bank, including providing to certain banks and companies commitments to purchase loans, guarantees for trusts and other payment guarantees. Based on our investigation, we believe that our total potential exposure under such fraudulent transactions is approximately ~~W~~379 billion. A number of the counterparties to such fraudulent transactions have demanded that Kyongnam Bank fulfill its alleged obligations under such transactions but Kyongnam Bank has refused to accede to such demands. As of May 31, 2011, 17 counterparties had filed lawsuits against Kyongnam Bank with respect to such transactions. The aggregate amount claimed in such lawsuits was ~~W~~316 billion. Additional lawsuits may be filed against Kyongnam Bank with respect to such transactions, and the final outcome of such litigation remains uncertain. In addition, in October 2010, as a result of such fraudulent transactions and their potential impact on Kyongnam Bank, the KDIC imposed an institutional warning on Kyongnam Bank, as well as reprimands and warnings on ten former and current executive officers of Kyongnam Bank. Furthermore, in October 2010, the Financial Services Commission suspended Kyongnam Bank from accepting new specified money trust accounts for three months and imposed reprimands and warnings on 22 executive officers and employees of Kyongnam Bank in connection with the same incident, as well as ordering the dismissal of three employees who were principally involved in the incident. See “Item 3D. Risk Factors—Other risks relating to our business—Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial harm to us or our subsidiaries” and “Item 3D. Risk Factors—Risks relating to government regulation and policy—The Financial Services Commission may impose burdensome measures on us if it deems us or one of our subsidiaries to be financially unsound.”

Woori Asset Management

Commencing in 2008, certain of Woori Asset Management’s customers have filed lawsuits against it in connection with certain investment fund products created and managed by Woori Asset Management and sold to customers in Korea, including those which had invested in certain equity-linked securities issued by Lehman Brothers and incurred significant losses following the Lehman Brothers bankruptcy. Woori Bank, which sold some of such products, was also named as a defendant in certain of those lawsuits. See “—Woori Bank”. The trial court ruled in favor of the plaintiffs in two of the pending suits and in favor of Woori Asset Management in three of the pending suits, four of which (including both suits in which the trial court ruled in favor of the plaintiff) have been appealed and are currently pending before the appellate courts. One other lawsuit is currently pending before the trial court. The aggregate amount of such claims, as of May 31, 2011, was ~~W~~26 billion. Additional lawsuits may be filed against Woori Asset Management with respect to its management of such products, and the final outcome of such litigation remains uncertain.

In addition, in connection with the “Woori Power Income Funds” investment fund products created and managed by Woori Asset Management and marketed and sold by Woori Bank and other financial institutions to customers in Korea, certain such customers have filed lawsuits against Woori Asset Management and, in certain of those cases, against Woori Bank as well. See “—Woori Bank.” As of May 31, 2011, 16 such lawsuits were pending against Woori Asset Management and the aggregate amount claimed against Woori Asset Management in such lawsuits was approximately ~~W~~6 billion. In 13 of such lawsuits, the trial courts ruled that Woori Asset Management was liable for damages equal to 15% to 40% of the losses suffered by the plaintiffs, while four of such lawsuits were ruled in favor of Woori Asset Management. All of these decisions were appealed to the appellate courts, of which six were decided in the favor of the plaintiffs in part while three were decided in the favor of Woori Asset Management by the appellate courts. All nine of such appellate court decisions were appealed and are currently pending before the Supreme Court of Korea. Additional lawsuits may be filed against Woori Asset Management with respect to its management of such products, and the final outcome of such litigation remains uncertain.

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

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by us with respect to each of the five years ended December 31, 2010. The dividends set forth below with respect to each year were declared, paid and recorded in the following year.

	Dividends Per	Dividends Per	Total Amount Of
Fiscal Year	Common Share	Preferred Share	Cash Dividends Paid
	(in Won)		(in millions of Won)

2006	600	—	483,608
2007	250	—	201,503
2008	—	—	—
2009	100	—	80,601
2010	250	—	201,503

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

Market Price Information

The principal trading market for our common stock is the KRX KOSPI Market. Our common stock, which is in registered form and has a par value of ~~W~~5,000 per share of common stock, has been listed on the KRX KOSPI Market since June 24, 2002 under the identifying code 053000. As of the date of this annual report, we have 806,012,779 shares of common stock outstanding. Our ADSs have been listed on the New York Stock Exchange and are identified by the symbol “WF” since September 29, 2003 under the CUSIP number 981063100.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	KRX KOSPI Market			New York Stock Exchange(1)
	Closing Price		Average Daily	Closing Price		Average Daily
	Per Common Stock		Trading Volume	Per ADS		Trading Volume
	High	Low		High	Low
	(in thousands of shares)					(in shares)

2006	22,800	16,800	1,932	74.70	52.79	8,399
2007	25,800	16,500	3,320	83.79	51.71	11,033
2008
First Quarter	19,200	15,600	2,720	62.04	46.97	7,775
Second Quarter	20,950	16,650	2,780	61.01	49.71	4,703
Third Quarter	16,650	11,700	4,612	48.60	26.26	12,158
Fourth Quarter	13,300	5,050	11,166	32.45	8.72	26,002
2009
First Quarter	8,770	5,770	10,051	19.29	10.56	14,764
Second Quarter	12,850	7,160	11,311	29.90	16.75	18,437
Third Quarter	16,950	10,700	5,708	43.29	25.10	7,702
Fourth Quarter	16,900	13,300	4,561	43.78	35.00	10,589
2010
First Quarter	16,800	12,950	3,680	44.10	33.05	9,320
Second Quarter	18,300	14,600	6,719	49.68	35.02	6,327
Third Quarter	15,400	13,150	3,938	38.79	33.19	4,872
Fourth Quarter	15,700	13,300	4,716	42.50	34.34	18,390
2011
January	15,900	14,200	5,582	42.94	38.70	9,495
February	15,150	13,650	3,598	42.00	36.45	38,237
March	14,700	13,450	4,158	39.48	36.33	8,227
April	15,400	13,600	5,038	42.37	37.62	13,500
May	14,650	13,000	3,401	40.82	35.33	8,281
June (through June 17)	13,700	12,500	2,783	38.62	34.42	48,824

Source: KRX KOSPI Market; New York Stock Exchange.

(1)	Each ADS represents the right to receive three shares of our common stock. Trading of our ADSs on the New York Stock Exchange commenced on September 29, 2003.

Item 9B.	Plan of Distribution

Not Applicable

Item 9C.	Markets

The KRX KOSPI Market, formerly known as the Stock Market Division of the Korea Exchange, began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The KRX KOSPI Market is a membership organization consisting of most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2010, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately ~~W~~1,141 trillion. The average daily trading volume of equity securities for 2010 was approximately 381 million shares with an average transaction value of ~~W~~5,620 billion.

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

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing

1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,132.87	1,723.17	992.69	1,682.77
2010	1,681.71	2,052.97	1,548.78	2,051.00
2011 (through June 17)	2,063.69	2,228.96	1,923.92	2,031.93

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the
	Last Day of Each Period					Average Daily Trading Volume, Value
	Number of
	Listed	(billions		(millions		(thousands	(millions		(thousands
Year	Companies	of ~~W~~)		of US$)(1)		of shares)	of ~~W~~)		of US$)(1)

1982	334	~~W~~	3,001	US$	4,279	9,704	~~W~~	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919

	Market Capitalization on the
	Last Day of Each Period			Average Daily Trading Volume, Value
	Number of
	Listed	(billions	(millions	(thousands	(millions	(thousands
Year	Companies	of ~~W~~)	of US$)(1)	of shares)	of ~~W~~)	of US$)(1)

1994	699	151,217	185,657	36,862	776,257	953,047
1995	721	141,151	178,266	26,130	487,762	616,016
1996	760	117,370	151,289	26,571	486,834	627,525
1997	776	70,989	82,786	41,525	555,759	648,115
1998	748	137,799	81,297	97,716	660,429	389,634
1999	725	349,504	294,319	278,551	3,481,620	2,931,891
2000	704	188,042	166,703	306,163	2,602,211	2,306,925
2001	689	255,850	200,039	473,241	1,997,420	1,561,705
2002	683	258,681	217,379	857,245	3,041,598	2,308,789
2003	684	355,363	298,123	542,010	2,216,636	1,859,594
2004	683	412,588	398,597	372,895	2,232,108	2,156,418
2005	702	655,075	648,589	467,629	3,157,662	3,126,398
2006	731	704,588	757,621	279,096	3,435,180	3,693,742
2007	745	951,900	1,017,205	363,741	5,539,653	5,919,698
2008	763	576,888	457,122	355,205	5,189,644	4,112,238
2009	770	887,935	763,027	485,657	5,795,426	4,980,172
2010	777	1,141,885	981,254	380,859	5,619,768	4,829,224
2011 (through June 17)	782	1,142,098	1,051,850	328,941	7,410,750	6,825,152

Source: The KRX KOSPI Market

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York on the last business day of the period indicated.

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

As of the date of this annual report, 806,015,340 shares of common stock were issued and 806,012,779 shares of common stock were outstanding. There are no shares of preferred stock currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of the date of this annual report, our authorized but unissued share capital was 1,593,984,660 shares. We may issue the unissued shares without further stockholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 21 of the notes to our consolidated financial statements and “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

Our articles of incorporation allow our stockholders, by special resolution, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our stockholders at their next general meeting convened immediately after the grant date. As of December 31, 2010, our officers, directors and employees did not hold any options to purchase shares of common stock. See “Item 6E. Share Ownership.”

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

Under the Financial Investment Services and Capital Markets Act, each member of our employee stock ownership association, whether or not they are stockholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2010, none of our employees owned any shares of our common stock through the employee stock ownership association.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of ~~W~~2 trillion, to persons other than existing stockholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing stockholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing stockholders. As of December 31, 2010, we had no convertible bonds or bonds with warrants outstanding.

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

In connection with the receipt of public funds by us and our subsidiaries, we entered into memoranda of understanding with the KDIC. Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet financial and business targets and recapitalization goals on a semi-annual and/or quarterly basis until the end of 2011. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.”

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2009 or 2010 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2011 taxable year.

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

Capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea will be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL. However, capital gains from transfers of ADSs outside Korea will not be exempt from Korean income taxation under the STTCL if you owned our common shares prior to the issuance of the ADSs upon the deposit of such common shares and you retain ownership of such ADSs until the date of their transfer.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of common shares you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the Korea Exchange or through a financial investment company with a brokerage license in Korea, the financial investment company, is required to withhold Korean tax from the sales price in an amount equal to the lower of (1) 11% (inclusive of resident surtax) of the gross realization proceeds or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of resident surtax) of the net realized gain, and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law. To obtain the benefit of an exemption from tax pursuant to an applicable tax treaty, you must submit to the purchaser or the financial investment company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, the common shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (depending on your shareholding ratio and inclusive of resident surtax) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains, subject to certain exceptions. However, under Article 17 (Investment of Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividend income or capital gains is substantially less than the tax generally imposed by the United States on corporate profits and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if you are an individual and (a) you maintain a fixed base in Korea for an aggregate of 183 days or more during a given taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for an aggregate of 183 days or more during a given taxable year.

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

Under the Securities Transaction Tax Law of Korea, last amended in December 2008, depositary receipts (such as American depositary receipts evidencing the ADSs) constitute share certificates subject to the securities transaction tax. However, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq Global Market, or other qualified foreign exchanges is exempt from the securities transaction tax.

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

In 2004, we completed the implementation of a group-wide, standardized risk management system (except with respect to credit risk management and operational and business risk management). This system has enhanced our risk management capabilities by enabling us to exchange information among our and our subsidiaries’ risk management operations. With respect to credit risk management systems, we have completed implementing standardized credit risk management systems based on Woori Bank’s system in all of our banking subsidiaries in 2007. With respect to operational risk management systems, we completed implementation of various aspects of the operational risk management system (not including the business risk management system) at Kyongnam Bank, Kwangju Bank and Woori Finance Information System (which changed its name to Woori FIS in May 2011) in 2006, and also completed the implementation of such aspects of the operational risk management system at Woori Investment & Securities by the end of 2008. Furthermore, following the global financial crisis, we undertook a group-wide review of our credit risk management procedures with outside consultants in 2009, as well as undertaking further group-wide reviews of our risk management infrastructure and systems in 2009 and 2010, in order to develop and implement various measures to further standardize and improve our risk management procedures and systems. We use our risk management systems to manage our risks within acceptable limits and to otherwise ensure the soundness of our assets and the stability of our operations.

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

We allocate our total risk capital in accordance with the guidelines set by our Group Risk Management Committee. As described in more detail below, the committee allocates:

•	risk capital with respect to credit risk, market risk, interest rate risk and operational and business risk with respect to each of our banking subsidiaries;

•	risk capital with respect to credit risk, market risk, operational and business risk with respect to Woori Investment & Securities;

•	risk capital with respect to insurance risk with respect to Woori Aviva Life Insurance; and

•	operational and business risk with respect to our asset management subsidiaries.

Through our group-wide, standardized risk management system we allocate our risk capital:

•	with respect to credit risk on the basis of our banking subsidiaries’ standardized credit risk management systems, which are based on Woori Bank’s CREPIA system as well as other portfolio credit models developed by third party vendors;

•	with respect to our market risk based on a market value at risk, or “VaR,” system; and

•	with respect to our interest rate risk based on a historical simulation method, which simulates the current portfolio’s net present value at a 99.9% confidence level for a one-year holding period.

We allocate our risk capital with respect to operational risk through a standardized approach in accordance with Basel II. We also apply business risk when allocating such risk capital which is based on “earnings at risk” (a measurement of the relativity of our total earnings).

Our risk capital allocation as a percentage of available capital, on a non-consolidated basis, with respect to 2011 is as follows:

	Available		Risk		Risk			Interest				Correlation
	capital		capital		appetite	Credit	Market	rate	Operational	Insurance	Business	Effect	Buffer
	(in billions of Won, except percentages)

Woori Finance Holdings	~~W~~	19,316	~~W~~	16,732	86.6%	67.8%	7.4%	5.6%	5.7%	—	6.2%	(6.1)%	13.4%
Woori Bank		16,585		13,100	79.0	65.4	3.9	5.4	4.6	—	4.5	(4.7)	21,0
Kwangju Bank		1,151		1,028	89.3	80.5	1.7	2.6	6.5	—	3.1	(5.2)	10.7
Kyongnam Bank		1,646		1,071	65.1	55.3	3.1	5.5	6.1	—	0.6	(5.5)	34.9
Woori Investment & Securities		2,579		2,022	78.4	28.3	36.1	1.4	4.9	—	14.3	(6.6)	21.6
Woori Asset Management(1)		62		33	53.8	—	—	—	7.0	—	46.8	—	46.2
Woori Financial		236		226	95.9	89.4	—	3.0	11.4	—	—	(7.9)	4.1
Woori Aviva Life Insurance		172		143	83.3	57.0	—	29.1	1.5	29.1	—	(14.1)	16.7

(1)	Formerly known as Woori Credit Suisse Asset Managerment.

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

The following chart sets out our risk management governance structure as of the date of this annual report:

From July 2004, we instituted a “double report” system with respect to our risk management procedures. Each of our subsidiary risk management units is required to submit risk management reports directly to the Group Risk Management Department. Through this internal reporting system, we are able to better ascertain and strengthen the monitoring of our subsidiaries’ risk management and are able to quickly address any deviation from our group-wide risk policies. From March 2010, following a group-wide review of our enterprise risk management procedures with outside consultants in 2009, we further supplemented our double report system by strengthening the role and independence of chief risk officers in our subsidiaries (including the appointment of dedicated chief risk officers in all of our subsidiaries) and expanding the role of subsidiary risk management units. Each subsidiary risk management unit is required to report directly to such subsidiary’s chief risk officer on all material risk management issues as well as following the procedures under the double report system.

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

From 2005, we also established a similar credit risk limit for each of our banking subsidiaries, Woori Investment & Securities and Woori Private Equity with respect to investment in private equity funds. Much like “large exposure” limits with respect to corporate borrowers, we aim to avoid concentrations of exposure with respect to any single private equity fund or affiliated group of funds. Accordingly, we have established aggregate investment limits based on the capital adequacy levels of each of our banking subsidiaries, Woori Investment & Securities and Woori Private Equity and, with respect to limits on each opportunity to invest, established limits depending on whether the target fund is an affiliate, or our participation or the participation by our subsidiaries is as a limited or general partner. In 2006, we also established a “principal investment” limit for investment activities that any of our banking subsidiaries, Woori Investment & Securities, Woori F&I and Woori Private Equity undertakes as a principal (as opposed to as an agent). Such principal investment limit was also established for Woori Aviva Life Insurance in 2009. The principal investment limit for each subsidiary is set as a certain percentage of the capitalization of such subsidiary.

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

Committee	Members	Approval Process

Headquarters Approval
Loan Committee	Head of the credit support unit, head of the risk management unit and other members selected by the bank chief executive officer (no more than seven persons, with at least a majority of them being risk management personnel)	2/3 required for approval; 2/3 required to participate

Headquarters/Regional Approval
Senior Credit Officer Committee	One head senior credit officer and four to six other senior credit officers (five to seven persons)	2/3 required for approval; 2/3 required to participate

Credit Officer Committee	At least one senior credit officer and two other credit officers (at least three persons)	2/3 required for approval; 2/3 required to participate

Individual Approval

Senior Relationship Manager	Individual	Approval of the individual

Relationship Manager	Individual	Approval of the individual

Branch Manager	Individual	Approval of the individual

Different individuals or committees review and approve loan applications depending on various factors, including:

•	the size and type of the loan;

•	the level of credit risk established by the credit rating system;

•	whether the loan is secured by collateral; and

•	if the loan is secured, an assessment of the collateral.

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

Woori Bank augments its consumer credit evaluation system with a behavioral scoring system. The behavioral scoring system enhances the consumer credit evaluation system by enabling the consideration of factors not previously evaluated, including the customer’s spending history and credit behavior. By the nature of the information it analyzes, however, the behavioral scoring system can only be used for applications of persons who are existing borrowers, generally consisting of roll-overs of outstanding amounts or increases to existing credit limits.

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

Woori Bank’s credit card business unit reviews each new card application for completeness, accuracy and creditworthiness. It bases this review on various factors that assess the applicant’s ability to repay borrowed amounts. The review process involves three stages:

•	Initial Application Process. The credit card business unit verifies basic information by requesting certain documents from the applicant, generally contacts the applicant directly (usually by telephone, although there are personal visits to some applicants) and statistically analyzes the applicant’s personal credit history together with financial and default information gathered from third-party sources and its internal database. The analysis considers various factors including employment, default status and historical relationships with Woori Bank and any delinquency history with other credit card companies. The credit card business unit also reviews information about an applicant obtained from external databases maintained by the Korea Federation of Banks, Korea Information Service Inc., Korea Credit Bureau Inc. and a consortium of seven Korean credit card providers.

•	Application Scoring System Process. The application scoring system at the credit card business unit is a standardized evaluation tool used to determine the probability of a credit card applicant defaulting during the one-year period following issuance. The application scoring system, using a statistical model, assigns risks to factors that indicate a probability of non-payment. The model analyzes credit

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

Loan Review and Monitoring

Each of our banking subsidiaries monitors credit risk with respect to its borrowers using its own loan review system. Each banking subsidiary has a loan review department that oversees its review and monitoring efforts. After a loan has been approved, the relevant materials or the results generated by the subsidiary’s relevant credit evaluation system, together with any supporting data, are reviewed by an officer in that department. There are three types of reviews that our subsidiary loan review units undertake:

•	Desk review. Desk reviews are the most common and are generally done within five days after a loan has been approved. Although the process is similar, different loans are automatically reviewed by our subsidiaries based on the size of the loan. At Woori Bank, for example, the loan review department will initiate a desk review of loans approved by a credit officer committee or the Loan Committee of the subsidiary, for any corporate loan that exceeded ~~W~~5 billion, any consumer loan that exceeded W1 billion, any loan to a housing applicant group that exceeded ~~W~~5 billion or any loan where the loan terms were adjusted. For loans originating from a branch, the loan review department will initiate a desk review for new domestic loans or credit limit increases that exceed ~~W~~300 million. For new overseas loans, desk reviews are conducted for amounts that exceed US$300,000.

•	Periodic review. Periodic reviews are done on a quarterly, semi-annual or annual basis with respect to loans that are current and exceed W10 billion or with respect to borrowers who are on a “watch list” with respect to possible insolvency. Quarterly periodic reviews are done for certain corporate borrowers, depending on their size and the borrower’s industry.

•	Ad hoc review. Ad hoc reviews can be done at any time. The head of the subsidiary risk management department or the chief executive officer or chief financial officer of the respective subsidiary can initiate ad hoc reviews. Loan review officers who are responsible for desk and periodic reviews also conduct ad hoc reviews.

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

The credit card business unit’s credit administration team manages customer credit risk for users of credit cards issued by Woori Bank. It reviews and updates its underwriting, credit evaluation, collection, servicing and write-off procedures, and the terms and conditions of card agreements, from time to time in accordance with its business practices, applicable law and guidelines issued by regulatory authorities. Kyongnam Bank currently operates customer credit risk with respect to its credit card business using the BC Card system.

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

The Group Risk Management Committee monitors market risk both for the group and for each subsidiary individually. See “—Standardization Strategy.” The Group Risk Management Committee has established a maximum “market risk appetite” for each subsidiary, which is defined as the risk capital of a particular subsidiary divided by its available capital. “Risk capital” is a benchmark figure that determines the VaR limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or PVBP) limits (for non-trading available-for-sale assets) for each subsidiary. Available capital generally consists of stockholder’s equity. Using this benchmark, as of December 31, 2010, we have established market risk limits with respect to our subsidiaries as shown in the following table:

	Trading Portfolio
			Accumulated Loss				Non-Trading
			Limit				Portfolio
	VaR Limit		Quarter		Annual		PVBP Limit
			(in billions of Won)

Woori Bank	~~W~~	30.0	~~W~~	145.0	~~W~~	290.0	~~W~~	1.853
Kyongnam Bank		2.2		8.0		15.9		0.260
Kwangju Bank		1.1		3.6		7.1		0.198

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

The following table shows our daily VaR for each of Woori Bank, Kyongnam Bank and Kwangju Bank as of December 31, 2008, 2009 and 2010 at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk, foreign exchange risk and commodity risk relating to our trading activities.

			Foreign			VaR for Overall
	Interest	Equity	Exchange	Commodity	Less:	Trading
	Rate Risk	Risk	Risk	Risk	Diversification	Activities
	(in millions of Won)

As of December 31, 2008
Woori Bank	3,920	4,461	2,255	1,673	4,788	7,520
Kyongnam Bank	158	11	31	—	19	181
Kwangju Bank	178	12	37	—	25	203
As of December 31, 2009
Woori Bank	24,819	10,611	22,167	1,365	39,182	19,780
Kyongnam Bank	148	43	25	—	64	152
Kwangju Bank	122	18	13	—	30	123
As of December 31, 2010
Woori Bank	3,770	2,005	4,042	13	5,452	4,377
Kyongnam Bank	70	298	27	—	76	319
Kwangju Bank	86	2	7	—	8	88

Stress test. In addition to VaR, we perform stress testing to measure market risk. As VaR assumes normal market situations, we assess our market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that we take no action during a stress event to change the risk profile of a portfolio. The following table shows, for each identified subsidiary, the loss that would have occurred in its trading portfolio as of December 31, 2010 for assumed short-term extreme changes of a +/−20% change in the equity market and a +/−60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)

Equity Market Chart Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%
Woori Bank	~~W~~	(2.2)	~~W~~	(4.5)	~~W~~	(4.3)	~~W~~	5.7	~~W~~	2.3	~~W~~	13.1
Kyongnam Bank		(2.5)		(1.2)		(0.6)		0.6		1.2		2.5
Kwangju Bank		0.0		0.0		0.0		0.0		0.0		0.0

	(in billions of Won, except basis points)

Interest Rate Chart Basis point fluctuation amount	(60) basis points	(40) basis points	(20) basis points	20 basis points	40 basis points	60 basis points
Woori Bank	~~W~~18.5	~~W~~14.8	~~W~~6.2	~~W~~(7.0)	~~W~~(12.2)	~~W~~(22.9)
Kyongnam Bank	0.7	0.5	0.2	(0.2)	(0.4)	(0.6)
Kwangju Bank	0.6	0.4	0.2	(0.2)	(0.5)	(0.7)

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

Each of our subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Counterparties are restricted to domestic and foreign financial institutions and banks with respect to which our subsidiaries have established a foreign exchange dealing limit. Our subsidiaries deal primarily in the Won/U.S. dollar market and their dealings are subject to what we believe are conservative daily maximum and closing limits and stop loss limits. By way of illustration, the following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2010:

	Won/U.S. Dollar Dealing				Dealings in other currencies
	Headquarters				Headquarters				Overseas Branches
	Total		Individual		Total		Individual		Total		Individual
					(in millions of US$)

Open position
Daily maximum limit	US $	1,000	US $	200	US $	200	US $	50	US $	60	US $	15
Daily closing limit		200		50		100		20		30		6
Stop loss:
Daily		2.00		0.50		0.80		0.15		0.24		0.05
Monthly		3.00		0.80		2.00		0.50		0.60		0.15

The following table shows the non-consolidated net open positions of Woori Bank, Kyongnam Bank and Kwangju Bank at the end of 2008, 2009 and 2010. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2008						2009						2010
	Woori		Kyongnam		Kwangju		Woori		Kyongnam		Kwangju		Woori		Kyongnam		Kwangju
	Bank		Bank		Bank		Bank		Bank		Bank		Bank		Bank		Bank
							(in millions of US$)

Currency
U.S. dollar	US$	164.0	US$	(1.8)	US$	0.4	US$	7.6	US$	(0.6)	US$	0.2	US$	(102.0)	US$	(3.0)	US$	0.0
Japanese yen		1.7		0.1		0.0		13.7		(0.6)		(0.1)		(3.8)		0.3		0.2
Euro		5.8		(0.8)		(0.2)		7.4		(0.8)		0.0		35.0		0.1		(0.1)
Others		25.9		2.7		0.1		13.0		2.3		0.1		16.3		2.1		0.1

Total	US$	197.4	US$	0.2	US$	0.3	US$	41.6	US$	0.4	US$	0.3	US$	(54.5)	US$	(0.5)	US$	0.2

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

Each of our commercial banking subsidiaries uses a standardized asset and liability management system for its Won- and foreign currency-denominated assets and liabilities. In addition, Woori Bank’s system also allows it to manage the assets and liabilities in its trust accounts. Prior to 2009, this system used roll-over modeling to mitigate the difficulty of predicting maturity with respect to customers’ purchases and cash advances and to calculate actual cash flow of customers based on pre-payment, extension of payments, delinquencies, bankruptcies and recoveries at each of our commercial banking subsidiaries. In January 2009, this system was integrated among our commercial banking subsidiaries and upgraded to include a new statistical analysis system to calculate statistically estimated maximum amount of loss, as well as an integrated user-interface operated by Woori FIS. As a part of this upgrade, we also changed our methodology to determine interest rate VaR from the Hull-White model using Monte-Carlo simulation to the historical scenario method.

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

We measure interest rate risk for Won and foreign currency assets and liabilities in our bank accounts (including derivatives) and, in the case of Woori Bank, assets and liabilities in our principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 35.7% of our total deposits in Won as of December 31, 2010). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2010, 93.3% of those deposits had current maturities of one year or less. As of December 31, 2010, approximately 80.0% of our Won-denominated loans bore floating rates of interest, and 57.8% of those loans had current maturities of one year or less.

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

The following tables show, for each of Woori Bank, Kyongnam Bank and Kwangju Bank on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2010:

Woori Bank

	As of December 31, 2010
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)

Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	~~W~~	4,033	~~W~~	2,550	~~W~~	2,287	~~W~~	1,784	~~W~~	776	~~W~~	11,430
Market interest rate		127,945		11,944		8,127		11,551		10,361		169,929
Interest rate pegged to customer deposit		66		48		83		7		1		205

Total	~~W~~	132,044	~~W~~	14,541	~~W~~	10,498	~~W~~	13,342	~~W~~	11,138	~~W~~	181,564

Interest rate-sensitive liabilities
Free interest rate	~~W~~	11,161	~~W~~	3,220	~~W~~	3,767	~~W~~	7,777	~~W~~	6,136	~~W~~	32,061
Market interest rate		73,628		12,341		25,902		5,923		18,939		136,733

Total	~~W~~	84,789	~~W~~	15,562	~~W~~	29,669	~~W~~	13,700	~~W~~	25,075	~~W~~	168,794

Sensitivity gap		47,255		(1,020)		(19,171)		(358)		(13,937)		12,770
Cumulative gap		47,255		46,235		27,064		26,706		12,770		12,770
% of total assets(1)		23.74%		(0.51)%		(9.63)%		(0.18)%		(7.00)%		6.42%
Total assets in Won											~~W~~	199,004

	As of December 31, 2010
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)

Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		11,452		1,472		40		4		73		13,041
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	11,452	US$	1,472	US $	40	US$	4	US$	73	US$	13,041

Interest rate-sensitive liabilities
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		4,369		2,311		1,138		727		4,270		12,816

Total	US$	4,369	US$	2,311	US$	1,138	US$	727	US$	4,270	US$	12,816

Sensitivity gap		7,083		(839)		(1,099)		(723)		(4,197)		225
Cumulative gap		7,083		6,244		5,145		4,432		225		225
% of total assets(1)		33.46%		(3.96)%		(5.19)%		(3.42)%		(19.82)%		1.07%
Total assets in US$											US$	21,168

Kyongnam Bank

	As of December 31, 2010
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)

Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	~~W~~	583	~~W~~	343	~~W~~	633	~~W~~	624	~~W~~	1,220	~~W~~	3,403
Market interest rate		10,329		705		961		2,075		933		15,004
Interest rate pegged to customer deposit		34		14		15		4		1		67

Total	~~W~~	10,947	~~W~~	1,061	~~W~~	1,609	~~W~~	2,703	~~W~~	2,154	~~W~~	18,474

Interest rate-sensitive liabilities
Free interest rate	~~W~~	5,189	~~W~~	2,183	~~W~~	2,955	~~W~~	999	~~W~~	2,266	~~W~~	13,592
Market interest rate		715		309		481		304		1,293		3,103

Total	~~W~~	5,904	~~W~~	2,492	~~W~~	3,436	~~W~~	1,304	~~W~~	3,559	~~W~~	16,695

Sensitivity gap		5,043		(1,430)		(1,827)		1,399		(1,405)		1,779
Cumulative gap	~~W~~	5,043	~~W~~	3,613	~~W~~	1,786	~~W~~	3,185	~~W~~	1,779	~~W~~	1,779
% of total assets(1)		24.50%		(6.95)%		(8.88)%		6.80%		(6.83)%		8.64%
Total assets in Won											~~W~~	20,584

	As of December 31, 2010
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)

Foreign currency-accounts:
Interest rate-sensitive assets
Free interest rate	US $	780	US $	123	US $	0	US $	0	US $	6	US $	909
Market interest rate		58		2		0		0		0		60
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US $	839	US $	124	US $	0	US $	0	US $	6	US $	969

Interest rate-sensitive liabilities
Free interest rate	US $	637	US $	193	US $	1	US $	0	US $	0	US $	831
Market interest rate		7		0		0		0		0		7

Total	US $	645	US $	193	US $	1	US $	0	US $	0	US $	838

Sensitivity gap		194		(69)		0		0		6		131
Cumulative gap		194		125		125		125		131		131
% of total assets(1)		18.05%		(6.43)%		(0.03)%		0.00%		0.55%		12.14%
Total assets in US $											US $	1,076

Kwangju Bank

	As of December 31, 2010
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)

Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	~~W~~	794	~~W~~	198	~~W~~	410	~~W~~	298	~~W~~	621	~~W~~	2,322
Market interest rate		7,580		765		665		1,593		1,303		11,907
Interest rate pegged to customer deposit		78		24		37		6		1		148

Total	~~W~~	8,453	~~W~~	987	~~W~~	1,113	~~W~~	1,897	~~W~~	1,926	~~W~~	14,376

Interest rate-sensitive liabilities
Free interest rate	~~W~~	3,900	~~W~~	1,403	~~W~~	1,369	~~W~~	432	~~W~~	1,610	~~W~~	8,714
Market interest rate		1,711		452		712		262		511		3,648

Total	~~W~~	5,611	~~W~~	1,854	~~W~~	2,082	~~W~~	694	~~W~~	2,121	~~W~~	12,362

Sensitivity gap		2,842		(867)		(969)		1,203		(196)		2,014
Cumulative gap		2,842		1,975		1,006		2,209		2,014		2,014
% of total assets(1)		18.55%		(5.66)%		(6.32)%		7.85%		(1.27)%		13.15%
Total assets in Won											~~W~~	15,318

	As of December 31, 2010
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)

Foreign currency-accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	1	US$	1
Market interest rate		792		9		0		0		0		801
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	792	US$	9	US$	0	US$	0	US$	1	US$	803

Interest sensitive liabilities
Free interest rate	US$	15	US$	2	US$	2	US$	2	US$	5	US$	25
Market interest rate		280		170		311		37		50		848

Total	US$	295	US$	172	US$	313	US$	38	US$	55	US$	873

Sensitivity gap		497		(163)		(313)		(38)		(54)		(71)
Cumulative gap		497		334		21		(17)		(71)		(71)
% of total assets(1)		23.98%		(7.84)%		(15.14)%		(1.83)%		(2.58)%		(3.41)%
Total assets in US$											US$	1,122

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, for Woori Bank, Kyongnam Bank and Kwangju Bank on a combined basis, with respect to Won-denominated assets and liabilities, duration gaps and net asset value changes when interest rate increases by one percentage point as of the specified dates:

	Interest-
	earning asset	Interest-bearing	Total asset/liability
Date	duration	liability duration	duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)

December 31, 2007	0.57	0.80	(0.18)	373
June 30, 2008	0.56	0.80	(0.18)	415
December 31, 2008	0.58	0.86	(0.23)	564
June 30, 2009	0.52	0.81	(0.20)	539
December 31, 2009	0.47	0.79	(0.27)	633
June 30, 2010	0.51	0.80	(0.25)	604
December 31, 2010	0.54	0.75	(0.18)	459

We set interest rate risk limits using the historical simulation method, which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The following table shows our interest rate VaR with respect to our Won-denominated assets and liabilities for each of the quarters since the fourth quarter of 2009:

	Fourth Quarter		First Quarter		Second Quarter		Third Quarter		Fourth Quarter		First Quarter
	2009		2010		2010		2010		2010		2011
	(in billions of Won, except percentages)

Woori Finance Holdings	~~W~~	443.0	~~W~~	386.7	~~W~~	440.9	~~W~~	397.8	~~W~~	387.1	~~W~~	588.3
Woori Bank		460.1		409.1		442.9		333.4		327.9		546.4
Kyongnam Bank		29.8		26.8		14.1		10.9		12.8		6.1
Kwangju Bank		8.3		3.4		26.7		24.9		27.1		47.1
Volatility		—		—		—		—		—		—
Mean reversion		—		—		—		—		—		—

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

In managing liquidity risk, each of our subsidiaries currently determines gap limits, implements those limits and monitors maturity gaps using its asset and liability management system. We also establish group-wide gap limits for liquidity management purposes. Each subsidiary has set a total limit in order to manage liquidity risk. For example, Woori Bank’s three-month accumulated gap limits for banking and trust accounts are between (10)% and 10%. In the foreign currency account, the limit for a one-week gap has been set as (3)% or higher and as (10)% or higher for a one-month gap.

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

The following table shows the liquidity status and limits for Won accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2010 in accordance with Financial Services Commission regulations:

	1 month or less
	Woori Finance
	Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank
			(in billions of Won)

Assets (A)	~~W~~	64,586	~~W~~	54,813	~~W~~	5,915	~~W~~	3,858
Liabilities (B)		49,322		42,313		4,009		3,000
Liquidity gap		15,264		12,500		1,906		858
Liquidity ratio (A/B)		130.9%		129.5%		147.6%		128.6%
Limit		100%		100%		100%		100%

The following table shows the liquidity status on a cumulative basis and limits for foreign currency accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2010 in accordance with the Bank of Korea’s regulations:

	7 days or less								7 days-1 month								1-3 months
	Woori								Woori								Woori
	Finance		Woori		Kyongnam		Kwangju		Finance		Woori		Kyongnam		Kwangju		Finance			Woori			Kyongnam			Kwangju
	Holdings		Bank		Bank		Bank		Holdings		Bank		Bank		Bank		Holdings			Bank			Bank			Bank
	(in millions of US$)

Foreign currency accounts:

Foreign currency assets	US$	6,678	US$	6,207	US$	340	US$	131	US$	13,324	US$	12,548	US$	608	US$	168	US$	23,171		US$	21,760		US$	1,051		US$	360

Foreign currency liabilities		5,453		5,070		348		35		12,438		11,743		604		91		21,364			19,793			1,151			420

Maturity gap		1,226		1,137		(7)		96		886		805		4		77		1,806			1,967			(101)			(60)

Cumulative gap (A)		1,226		1,137		(7)		96		2,112		1,942		(4)		174		3,918			3,909			(105)			114

Total assets (B)		53,747		50,281		2,399		1,067		53,747		50,281		2,399		1,067		53,747			50,281			2,399			1,067

Liquidity gap ratio (A/B)		2.28%		2.26%		(0.31)%		9.00%		3.93%		3.86%		(0.16)%		16.31%		108.5	%(1)		109.9	%(1)		91.2	%(1)		85.7	%(1)

Limits		(3)%		(3)%		(3)%		(3)%		(10)%		(10)%		(10)%		(10)%		85%			85%			85%			85%

(1)	Liquidity ratio, calculated as a ratio of foreign currency assets as percentage of foreign currency liabilities.

Our Subsidiary Risk Management Committees receive reports from our subsidiaries regarding their respective liquidity ratios and liquidity gap ratios on a monthly basis. Based on those reports, each subsidiary’s risk management department reports these results to the Group Risk Management Committee on a quarterly basis.

Operational and Business Risk Management

Operational risk is difficult to quantify and subject to different definitions. We define our operational risk as the risk related to the overall management of the group other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error or non-adherence to systems and procedures, or from fraud or inadequate internal controls and procedures, resulting in financial loss. Woori Bank successfully established its operational risk management system in 2005. In 2006, we completed implementation of various aspects of the operational risk management system (not including the business risk management system) at Kyongnam Bank, Kwangju Bank and Woori FIS, and also completed the implementation of such aspects of the operational risk management system at Woori Investment & Securities by the end of 2008.

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

The majority of our information technology systems are operated by our subsidiary, Woori FIS. We currently have a “mirror site” in operation with respect to Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities, which backs up transaction information on a real-time basis. We also have a “back-up site” in operation with respect to these subsidiaries, which backs up transaction information on a daily basis. In September 2008, Woori Bank completed its implementation of a business continuity plan to prepare for emergency situations and disasters. See “Item 3D. Risk Factors—Other risks relating to our business—We may experience disruptions, delays and other difficulties from our information technology systems.”

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

Fees and Payments from the Depositary to Us

In 2010, we received payments from the depositary of approximately $13,153 in the aggregate in connection with proxy process expenses (including printing, postage and distribution expenses), contributions towards investor relations efforts (including investor relations agency fees) and other standard out-of-pocket maintenance costs relating to our American Depositary Receipt, or ADR, facility for which the depositary has agreed to reimburse us.

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADR facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2010 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management believes that, as of December 31, 2010, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2010.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the fees billed to us by our independent registered public accountants, Deloitte Anjin LLC, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”), during the fiscal years ended December 31, 2009 and 2010:

	Year ended December 31,
	2009		2010
	(in millions of Won)

Audit fees	~~W~~	5,436	~~W~~	7,847
Audit-related fees		212		263
Tax fees		144		285
All other fees		—		—

Total fees	~~W~~	5,792	~~W~~	8,395

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

Under the listed company audit committee rules of the New York Stock Exchange and the U.S. Securities and Exchange Commission, we must comply with Rule 10A-3 under the Exchange Act, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. In reliance on the exemption in Rule 10A-3(b)(iv)(E), we have designated one member to our audit committee, Kwang-Yie Kim, who is an employee of KDIC. KDIC, which is controlled by the Korean government, is our controlling shareholder and, therefore, one of our affiliates. In our assessment, Mr. Kim acts independently in performing the responsibilities of an audit committee member under the Sarbanes-Oxley Act and satisfies the other requirements of Rule 10A-3 under the Exchange Act

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

NYSE Corporate Governance Standards	Woori Finance Holdings

Director independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as seven of our eight directors are outside directors.

Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our outside directors hold quarterly meetings, which coincide with the quarterly audit committee meetings, to discuss matters relating to management issues. The audit committee is comprised of five outside directors.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	We have established a separate outside directors recommendation committee.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	We maintain a business development and compensation committee composed of four outside directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an audit committee comprised of five outside directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our audit committee has five members, as described above.

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

Date: June 27, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Woori Finance Holdings Co., Ltd.:

We have audited the internal control over financial reporting of Woori Finance Holdings Co., Ltd. and subsidiaries (collectively referred to as the “Company”) as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated June 20, 2011 expressed an unqualified opinion on those consolidated financial statements and included explanatory paragraphs related to the Company’s adoption of new accounting standards and the translation of financial statement amounts into United States dollars for the convenience of readers in the United States of America.

/s/ DELOITTE ANJIN LLC

June 20, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Woori Finance Holdings Co., Ltd. and subsidiaries (collectively referred to as the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of income and comprehensive income, changes in total equity, and cash flows for each of the three years in the period ended December 31, 2010 (all expressed in Korean Won). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Woori Finance Holdings Co., Ltd. and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the accounting standard: Fair Value Measurements and Disclosures, as of January 1, 2008; and Noncontrolling Interest in Consolidated Financial Statements and Recognition and Presentation of Other-Than-Temporary Impairments, as of January 1, 2009; and Amendments to FASB Interpretation No. 46(R) and Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, as of January 1, 2010.

Our audits also comprehended the translation of Korean Won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 20, 2011, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE ANJIN LLC

June 20, 2011

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2010

	Korean Won		U.S. Dollars
	2009	2010	2010
	(in millions)		(in thousands)
			(Note 1)

ASSETS
Cash and cash equivalents	16,581,001	15,957,641	14,114,312
Restricted cash	588,350	478,167	422,932
Interest bearing deposits in other banks	2,206,892	2,874,620	2,542,561
Call loans and securities purchased under resale agreements	6,524,407	4,464,814	3,949,066
Trading assets:
Korea Deposit Insurance Corporation	20,393	20,782	18,381
Unrelated parties	14,204,886	13,079,322	11,568,479
Available-for-sale securities:
Korea Deposit Insurance Corporation	91,136	100,907	89,251
Unrelated parties	15,968,130	18,919,417	16,733,961
Held-to-maturity securities (fair value of 16,020,691 million Won at 2009 and 20,158,157 million Won at 2010):
Korea Deposit Insurance Corporation	289,592	734,812	649,931
Unrelated parties	15,684,172	19,170,414	16,955,965
Other investment assets	2,565,159	2,601,124	2,300,658
Loans (net of allowance for loan and lease losses of 3,556,946 million Won at 2009 and 4,873,942 million Won at 2010):
Directors	97	263	233
Employees	238,505	239,373	211,722
Unrelated parties	183,819,636	186,091,500	164,595,347
Due from customers on acceptances	790,989	667,204	590,133
Premises and equipment, net	2,611,130	2,469,368	2,184,122
Accrued interest and dividends receivable	955,388	1,028,030	909,278
Assets held-for-sale	591,227	135,129	119,520
Goodwill	113,530	88,410	78,197
Other intangible assets, net	123,291	98,152	86,814
Other assets:
Trust	5,320	7,067	6,251
Unrelated parties	3,050,364	3,711,442	3,282,719

Total assets	267,023,595	272,937,958	241,409,833

The following table presents certain assets of consolidated variable interest entities (“VIEs”), which are included in the consolidated balance sheet at December 31, 2010 above. Intercompany assets have been eliminated.

	Korean Won	U.S. Dollars
	2010	2010
	(in millions)	(in thousands)
		(Note 1)

Assets of consolidated VIEs that can only be used to settle obligations of the consolidated VIEs
Investments	3,847,033	3,402,647
Loans, net of allowance for loan losses	799,166	706,852
Other assets	940,574	831,924

Total assets of consolidated VIEs	5,586,773	4,941,423

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(CONTINUED)
DECEMBER 31, 2009 AND 2010

	Korean Won		U.S. Dollars
	2009	2010	2010
	(in millions)		(in thousands)
			(Note 1)

LIABILITIES
Deposits:
Interest bearing	170,547,111	180,206,653	159,390,282
Non-interest bearing	7,026,580	6,118,985	5,412,157
Call money	5,687,349	4,649,652	4,112,553
Trading liabilities	4,131,241	3,337,199	2,951,706
Acceptances outstanding	790,989	667,204	590,133
Other borrowed funds:
Trust	2,603,490	1,848,768	1,635,210
Unrelated parties	10,231,767	10,533,015	9,316,305
Secured borrowings	2,276,809	3,998,070	3,536,237
Long-term debt	43,339,863	39,486,929	34,925,640
Accrued interest and payable	2,554,162	2,817,990	2,492,473
Other liabilities	4,612,594	5,019,935	4,440,064

Total liabilities	253,801,955	258,684,400	228,802,760

Commitments and contingencies (Notes 3 and 34)

EQUITY
Stockholders’ Equity
Common stock (5,000 Won par value, authorized 2,400 million shares, 806,015,340 shares issued and 806,012,780 and 806,012,779 shares outstanding at 2009 and 2010)	4,030,077	4,030,077	3,564,547
Additional paid-in capital	4,968,267	4,966,058	4,392,409
Retained earnings	3,501,615	4,608,572	4,076,218
Accumulated other comprehensive income, net of tax	366,077	363,444	321,461
Less: treasury stock, at cost, 2,560 and 2,561 shares at 2009 and 2010	(18)	(18)	(16)

Total Stockholders’ Equity	12,866,018	13,968,133	12,354,619
Noncontrolling interest	355,622	285,425	252,454

Total equity	13,221,640	14,253,558	12,607,073

Total liabilities and equity	267,023,595	272,937,958	241,409,833

The following table presents certain liabilities of consolidated VIEs, which are included in the consolidated balance sheet at December 31, 2010 above. Intercompany liabilities have been eliminated.

	Korean Won	U.S. Dollars
	2010	2010
	(in millions)	(in thousands)
		(Note 1)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the Company
Secured borrowings	355,427	314,370
Other liabilities	2,085,176	1,844,310

Total liabilities of consolidated VIEs	2,440,603	2,158,680

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Korean Won			U.S. Dollars
	2008	2009	2010	2010
	(in millions, except per share data)			(in thousands,
				except per
				share data)
				(Note 1)

Interest and dividend income
Loans:
Korea Deposit Insurance Corporation	1,593	852	—	—
Directors	1	1	5	4
Employees	12,984	11,439	11,769	10,410
Unrelated parties	12,513,547	10,751,970	10,561,814	9,341,778
Deposits in other banks	267,028	194,673	223,552	197,729
Trading assets:
Korea Deposit Insurance Corporation	747	893	996	881
Unrelated parties	523,578	408,032	369,255	326,601
Investment securities:
Korea Deposit Insurance Corporation	22,437	23,037	22,294	19,719
Unrelated parties	2,079,699	1,750,410	1,578,394	1,396,067
Call loans and securities purchased under resale agreements	131,251	131,248	150,826	133,404

Total interest and dividend income	15,552,865	13,272,555	12,918,905	11,426,593

Interest expense
Deposits	6,916,737	5,480,844	5,070,818	4,485,068
Call money	137,301	86,941	49,168	43,488
Other borrowed funds:
Trust	252,124	103,712	65,563	57,990
Unrelated parties	474,539	366,739	95,918	84,838
Secured borrowings	191,736	142,980	144,304	127,635
Long-term debt	2,429,946	2,404,297	2,234,487	1,976,373

Total interest expense	10,402,383	8,585,513	7,660,258	6,775,392

Net interest income	5,150,482	4,687,042	5,258,647	4,651,201

Provisions
Provision for loan and lease losses	1,608,284	2,408,037	3,077,550	2,722,050
Provision for credit-related commitments	157,421	43,939	169,318	149,759
Other provision	70,815	102,728	170,577	150,873

Total provisions	1,836,520	2,554,704	3,417,445	3,022,682

Net interest income after provisions for loan and lease losses, credit-related commitments and other	3,313,962	2,132,338	1,841,202	1,628,519

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Korean Won			U.S. Dollars
	2008	2009	2010	2010
	(in millions, except per share data)			(in thousands,
				except per
				share data)
				(Note 1)

Non-interest income
Trust fees, net	33,835	22,397	33,501	29,631
Fees and commission income	1,992,686	1,888,230	1,921,916	1,699,908
Trading revenue, net:
Korea Deposit Insurance Corporation	1,153	(283)	674	596
Unrelated parties	(449,491)	277,597	609,550	539,139
Other-than-temporary impairment losses on debt securities:
Total other-than-temporary impairment losses	(508,490)	(186,035)	(129,023)	(114,119)
Less : Unrealized other-than-temporary impairment losses recognized in OCI	—	—	—	—

Net impairment losses recognized in earnings	(508,490)	(186,035)	(129,023)	(114,119)
Investment securities gain (loss), net:
Korea Deposit Insurance Corporation	196	63	206	182
Unrelated parties	(2,052)	1,022,242	1,089,688	963,815
Other non-interest income	239,520	427,620	402,957	356,410

Total non-interest income	1,307,357	3,451,831	3,929,469	3,475,562

Non-interest expenses
Salaries and employee benefits	1,182,170	1,230,966	1,254,767	1,109,824
Depreciation and amortization	339,834	281,594	253,130	223,890
Other administrative expenses	1,181,168	1,150,962	1,225,004	1,083,499
Fees and commissions	446,636	461,437	471,319	416,875
Other non-interest expenses	985,767	967,566	922,525	815,960

Total non-interest expenses	4,135,575	4,092,525	4,126,745	3,650,048

Net income before income tax expense	485,744	1,491,644	1,643,926	1,454,033
Income tax expense	357,857	379,689	415,129	367,176

Net income	127,887	1,111,955	1,228,797	1,086,857

Less: Net income (loss) attributable to the noncontrolling interest	(22,418)	(22,612)	(52,929)	(46,815)

Net income attributable to stockholders	150,305	1,134,567	1,281,726	1,133,672

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Korean Won			U.S. Dollars
	2008	2009	2010	2010
	(in millions, except per share data)			(in thousands,
				except per
				share data)
				(Note 1)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	206	(32,588)	(6,414)	(5,673)
Net unrealized losses on investment securities	(139,083)	(125,713)	(8,743)	(7,733)

Total other comprehensive loss, net of tax	(138,877)	(158,301)	(15,157)	(13,406)

Comprehensive income (loss)	(10,990)	953,654	1,213,640	1,073,451

Less: Comprehensive loss attributable to the noncontrolling interest	(20,635)	(19,936)	(65,453)	(57,892)

Comprehensive income attributable to stockholders	9,645	973,590	1,279,093	1,131,343

Earnings per common share
Basic:	187	1,408	1,590	1.41

Diluted:	187	1,408	1,590	1.41

Weighted average basic common shares outstanding (in thousands)	805,927	806,013	806,013	806,013

Weighted average diluted common shares outstanding (in thousands)	805,927	806,013	806,013	806,013

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

					Accumulated
					other
			Additional		comprehensive
	Common stock		paid-in	Retained	income,	Treasury	Noncontrolling	Total
	Shares	Amount	capital	earnings	net of tax	stock	Interest	equity
	Korean Won (in millions, except share data)

Balance at January 1, 2008	805,988,800	4,030,077	5,000,970	2,413,271	670,010	(501)	356,009	12,469,836

Disposal of treasury stock	23,980	—	—	—	—	483	—	483
Net change in valuation of available-for-sale securities	—	—	—	—	(140,199)	—	1,116	(139,083)
Net change in foreign currency transaction adjustments	—	—	—	—	(461)	—	667	206
Capital transactions of affiliates	—	—	(2,376)	—	—	—	25,813	23,437
Net income	—	—	—	150,305	—	—	(22,418)	127,887
Dividends(1)	—	—	—	(201,500)	—	—	(20,357)	(221,857)

Balance at December 31, 2008	806,012,780	4,030,077	4,998,594	2,362,076	529,350	(18)	340,830	12,260,909

Cumulative adjustment for accounting change	—	—	—	4,972	(4,972)	—	—	—

Adjusted balance at January 1, 2009	806,012,780	4,030,077	4,998,594	2,367,048	524,378	(18)	340,830	12,260,909

Net change in valuation of available-for-sale securities	—	—	—	—	(125,713)	—	4,169	(121,544)
Net change in foreign currency transaction adjustments	—	—	—	—	(32,588)	—	(1,493)	(34,081)
Capital transactions of affiliates	—	—	(30,327)	—	—	—	39,572	9,245
Net income	—	—	—	1,134,567	—	—	(22,612)	1,111,955
Dividends(1)	—	—	—	—	—	—	(4,844)	(4,844)

Balance at December 31, 2009	806,012,780	4,030,077	4,968,267	3,501,615	366,077	(18)	355,622	13,221,640

Cumulative adjustment for accounting change	—	—	—	(94,072)	—	—	(88)	(94,160)

Adjusted balance at January 1, 2010	806,012,780	4,030,077	4,968,267	3,407,543	366,077	(18)	355,534	13,127,480

Acquisition of treasury stock	(1)	—	—	—	—	—	—	—
Net change in valuation of available-for-sale securities	—	—	—	—	3,192	—	(11,935)	(8,743)
Net change in foreign currency transaction adjustments	—	—	—	—	(5,825)	—	(589)	(6,414)
Capital transactions of affiliates	—	—	(2,209)	(96)	—	—	2,602	297
Net income	—	—	—	1,281,726	—	—	(52,929)	1,228,797
Dividends(1)	—	—	—	(80,601)	—	—	(7,258)	(87,859)

Balance at December 31, 2010	806,012,779	4,030,077	4,966,058	4,608,572	363,444	(18)	285,425	14,253,558

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

					Accumulated
					other
			Additional		comprehensive
	Common stock		paid-in	Retained	income,	Treasury	Noncontrolling	Total
	Shares	Amount	capital	earnings	net of tax	stock	Interest	equity
	U.S. Dollars (in thousands, except share data) (Note 1)

Balance at December 31, 2009	806,012,780	3,564,547	4,394,363	3,097,129	323,790	(16)	314,543	11,694,356

Cumulative adjustment for accounting change	—	—	—	(83,206)	—	—	(78)	(83,284)

Adjusted balance at January 1, 2010	806,012,780	3,564,547	4,394,363	3,013,923	323,790	(16)	314,465	11,611,072

Acquisition of treasury stock	(1)	—	—	—	—	—	—	—
Net change in valuation of available-for-sale securities	—	—	—	—	2,823	—	(10,556)	(7,733)
Net change in foreign currency transaction adjustments	—	—	—	—	(5,152)	—	(521)	(5,673)
Capital transactions of affiliates	—	—	(1,954)	(86)	—	—	2,301	261
Net income	—	—	—	1,133,672	—	—	(46,815)	1,086,857
Dividends(1)	—	—	—	(71,291)	—	—	(6,420)	(77,711)

Balance at December 31, 2010	806,012,779	3,564,547	4,392,409	4,076,218	321,461	(16)	252,454	12,607,073

(1)	Dividends paid based on retained earnings in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”)

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Korean Won			U.S. Dollars
	2008	2009	2010	2010
	(in millions)			(in thousands)
				(Note 1)

Cash flows from operating activities:
Net income	127,887	1,111,955	1,228,797	1,086,857
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan and lease losses	1,608,284	2,408,037	3,077,550	2,722,050
Provision for credit-related commitments	157,421	43,939	169,318	149,759
Other provision	70,815	102,728	170,577	150,873
Depreciation and amortization	339,834	281,594	253,130	223,890
Net loss (gain) on derivatives	1,740,564	606,619	(154,101)	(136,300)
Net loss (gain) on redemption of trading securities	5,308	14,786	(4,446)	(3,933)
Net loss (gain) on disposal of trading securities	103,413	(65,261)	(154,053)	(136,258)
Net gain on valuation of trading securities	(1,400,947)	(833,458)	(297,623)	(263,243)
Net gain on redemption of investment securities	(24,788)	(131,274)	(84,199)	(74,473)
Net gain on disposal of investment securities	(105,662)	(859,950)	(1,103,616)	(976,133)
Net gain on equity method investments	(4,391)	(143,315)	(63,935)	(56,552)
Impairment loss on investment securities	645,187	298,268	290,878	257,277
Net gain on sale of loans	(6,382)	(91,812)	(149,804)	(132,499)
Net gain (loss) on disposal of premises and equipment	(6,217)	(148,499)	931	824
Provision for accrued severance benefits	102,949	130,616	114,095	100,916
Provision (reversal of provision) for deferred income tax	(42,322)	188,086	(73,163)	(64,712)
Compensation expenses associated with stock option	—	(547)	—	—
Net changes in:
Trading assets	(8,092,451)	5,868,873	1,718,263	1,519,780
Accrued interest and dividends receivable	(129,309)	123,995	(65,485)	(57,920)
Other assets	(7,641)	460,888	235,260	208,084
Trading liabilities	8,305,070	(7,154,532)	(820,486)	(725,709)
Accrued interest and payable	424,853	(763,080)	247,855	219,224
Other liabilities	78,322	(1,747,350)	29,971	26,508
Origination of assets held-for-sale	(757,968)	(1,093,285)	(469,868)	(415,592)
Proceeds from sale of loans held-for-sale	544,535	860,210	925,966	819,004

Net cash provided by (used in) operating activities	3,676,364	(531,769)	5,021,812	4,441,722

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Korean Won			U.S. Dollars
	2008	2009	2010	2010
	(in millions)			(in thousands)
				(Note 1)

Cash flows from investing activities:
Net changes in restricted cash	(2,629,715)	2,172,489	110,183	97,456
Net changes in interest-bearing deposits in other banks	380,853	(459,482)	(662,498)	(585,970)
Net changes in call loans and securities purchased under resale agreements	(1,996,880)	(2,832,124)	2,059,593	1,821,681
Net changes in loans	(29,139,989)	(719,250)	(5,177,029)	(4,579,010)
Proceeds from sales of available-for-sale securities:
Korea Deposit Insurance Corporation	797,432	151,877	110,310	97,568
Unrelated parties	11,486,847	38,350,336	7,143,832	6,318,620
Purchases of available-for-sale securities:
Korea Deposit Insurance Corporation	(29,742)	(102,087)	(90,805)	(80,316)
Unrelated parties	(9,076,343)	(30,476,610)	(8,773,453)	(7,759,997)
Proceeds from maturities, prepayments and calls of held-to-maturity securities:
Korea Deposit Insurance Corporation	387,054	199,968	40,000	35,379
Unrelated parties	3,322,777	19,168,715	7,537,675	6,666,968
Purchases of held-to-maturity securities:
Korea Deposit Insurance Corporation	(89,894)	(100,418)	(495,491)	(438,255)
Unrelated parties	(5,016,345)	(25,630,787)	(11,013,647)	(9,741,418)
Net changes in other investments	(398,006)	(57,547)	(139,511)	(123,396)
Proceeds from sales of premises and equipment	79,626	507,803	116,956	103,446
Purchases of premises and equipment	(321,620)	(596,515)	(136,397)	(120,641)

Net cash used in investing activities	(32,243,945)	(423,632)	(9,370,282)	(8,287,885)

Cash flows from financing activities:
Net changes in interest-bearing deposits	21,293,596	8,894,139	9,659,542	8,543,731
Net changes in non-interest-bearing deposits	2,011,060	347,150	(907,595)	(802,755)
Net changes in call money	(48,322)	2,727,207	(1,037,697)	(917,828)
Net changes in other borrowed funds	4,235,809	(5,623,324)	(453,474)	(401,091)
Proceeds from secured borrowings	2,898,257	2,476,459	3,998,071	3,536,239
Payments on secured borrowings	(2,983,468)	(3,600,331)	(3,593,449)	(3,178,356)
Proceeds from long-term debt	3,399,105	1,836,893	1,606,674	1,421,081
Payments on long-term debt	(24,567)	(3,075,696)	(5,466,361)	(4,834,920)
Net changes in treasury stock	483	—	—	—

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Korean Won			U.S. Dollars
	2008	2009	2010	2010
	(in millions)			(in thousands)
				(Note 1)

Cash dividends paid	(201,500)	—	(80,601)	(71,291)
Stock issue cost of subsidiaries	(1,860)	(1,683)	—	—
Remaining interest acquisition of consolidated subsidiaries	—	(54,692)	—	—
Increase in noncontrolling interest	—	46,431	—	—

Net cash provided by financing activities	30,578,593	3,972,553	3,725,110	3,294,810

Net increase (decrease) in cash and cash equivalents	2,011,012	3,017,152	(623,360)	(551,353)
Cash and cash equivalents, beginning of year	11,552,837	13,563,849	16,581,001	14,665,665

Cash and cash equivalents, end of year	13,563,849	16,581,001	15,957,641	14,114,312

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	7,085,141	9,348,594	7,644,284	6,761,263
Cash paid during the year for income tax	379,762	191,604	488,292	431,887
Supplemental schedule of non cash investing and financing activities:
Transfer of loans into securities and other investments	491	12,267	116,251	102,822
Decrease in cumulative translation adjustments, net of tax	(461)	(32,588)	(5,825)	(5,152)
Increase (decrease) in unrealized gains on investment securities, net of tax	(140,199)	(125,713)	3,192	2,823
Assets obtained by entering into a capital lease	49,327	108,849	6,149	5,439

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

1.	General Information and Summary of Significant Accounting Policies

Woori Finance Holdings Co., Ltd. (the “Holding Company”) was incorporated under the laws of the Republic of Korea on March 27, 2001, and commenced operations on April 2, 2001, under the Financial Holding Company Act. The Holding Company was established primarily to manage certain banks and other companies acquired by the Korea Deposit Insurance Corporation (“KDIC”) in connection with the 1997 Asian Financial Crisis. As of December 31, 2010, the Holding Company controls the following entities: three commercial banks, which include Woori Bank (formerly known as Hanvit Bank), Kyongnam Bank and Kwangju Bank (collectively referred to as the “Bank Subsidiaries”); Woori FIS Co., Ltd.(formerly known as Woori Finance Information System Co., Ltd.); Woori F&I Co., Ltd. (“Woori F&I”) ; Woori Asset Management Co., Ltd. (“Woori Asset Management”, formerly known as Woori Credit Suisse Asset Management Co., Ltd.); Woori Private Equity Co., Ltd. (“Woori PE”) and Woori Financial Co., Ltd. (“Woori Financial”, formerly known as Hanmi Capital Co., Ltd.); all collectively referred to as “Woori Subsidiaries.” Several of the Woori Subsidiaries also have other subsidiaries of which the Holding Company is now the ultimate financial holding company. The Holding Company, Woori Subsidiaries and their subsidiaries, consolidated trust accounts (see Note 39), and certain other consolidated VIEs (see Note 10) are collectively referred to as the “Company.”

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

Upon the legal establishment of the Holding Company on March 27, 2001, KDIC transferred all its shares of the five subsidiaries to the Holding Company in exchange for the shares of the Holding Company and KDIC became the sole owner of the Holding Company. On June 24, 2002, the Holding Company listed its shares on the Korea Exchange (formerly Korea Stock Exchange) through a public offering, which included 36 million new shares and 54 million previously issued shares. As a result of the public offering, exercise of stock warrants, conversion of convertible debentures and sale of a portion of common stock held by KDIC, the ownership percentage of KDIC as of December 31, 2010 is 56.97%, not considering treasury stock.

The Company registered with the Securities and Exchange Commission (“SEC”) in the United States of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

Risks and uncertainties

The Korean economy is tied to and is closely affected by the global economic conditions. During the second half of 2007 and all of 2008, financial and credit markets had experienced unprecedented disruption and volatility. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets, such as those for leveraged finance, collateralized debt obligations (“CDOs”) and other structured instruments. In September and October 2008, liquidity and credit concerns and volatility in the global financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institution. These market uncertainties have resulted in market illiquidity, greater volatility, widening of credit spreads and a lack of price transparency in the global financial market. However, while the rate of deterioration of the global economy has slowed since the second half of 2009, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2011 and beyond remain uncertain.

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

Unless otherwise stated herein, all references to 2008, 2009 and 2010 refer to the Company’s fiscal periods ended or the dates, December 31, 2008, December 31, 2009 and December 31, 2010, as the context requires. Certain reclassifications have been made to previously reported amounts to conform to current presentation. These reclassifications did not have a material impact on the Company’s previously reported consolidated financial position or results of operations.

Principles of consolidation

The consolidated financial statements of the Company include the accounts of the Holding Company and its subsidiaries which are generally controlled through a majority voting interest. The consolidated financial statements also include the accounts of the VIEs for which the Company has been determined to be the primary beneficiary (see Note 10). All significant intercompany transactions and balances have been eliminated in consolidation.

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

The Company evaluates variable interests in entities for which voting interests are not an effective means of identifying controlling financial interests. Variable interests are interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. When the Company first becomes involved with the VIE, the Company evaluates the existence of a primary beneficiary. If the results of the evaluation indicate that the Company is the primary beneficiary, the Company consolidates that entity. If the evaluation indicates that an entity is no longer a VIE or that the Company is no longer its primary beneficiary, then the entity is deconsolidated. Likewise, if the result of an evaluation indicates that an entity has become a VIE or that the Company has become the primary beneficiary, the Company consolidates such VIE for the first time. The Company has significant VIEs which are not consolidated because the Company is not the primary beneficiary. These include Special Purpose Entities (“SPEs”) where the Company provides administration services and liquidity.

Prior to January 1, 2010, the Company consolidated a VIE if it had a majority of the expected losses or a majority of the expected residual returns or both. As of January 1, 2010, as the Company adopted the new Financial Accounting Standard Board (“FASB”) accounting guidance on consolidation of VIEs, the Company consolidates a VIE when it has both the power to direct the activities that most significantly impact the VIE’s economic success and a right to receive benefits or absorb losses of the entity that could be potentially significant to the VIE (see Note 10).

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

Under the Bank of Korea Act, Korean banks are required to maintain certain minimum reserves on deposit with the BOK on an average balance basis for a certain period of time based on the average balance of deposits and certain other factors. There are similar reserve deposit requirements for foreign subsidiaries and branches engaged in banking businesses in foreign countries. As of December 31, 2009 and 2010, the reserve funds maintained by the Company, which were included in “Cash and cash equivalents,” were 4,982,618 million Won and 8,808,028 million Won, respectively.

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

Investments

Debt securities for which the Company has the positive ability and intent to hold until maturity are recorded at amortized cost and adjusted for accretion and amortization of discounts and premiums, respectively. Premiums and discounts for debt securities are amortized and accreted, respectively, using the effective interest rate method. Declines in the fair value of individual held-to-maturity securities below their amortized cost that are other-than-temporary result in write-downs of the individual securities to their fair value.

Securities not classified as held-to-maturity or trading are designated as available-for-sale. Available-for-sale securities include bonds obtained through private offering. Premiums and discounts for debt securities are amortized and accreted, respectively, using the effective interest rate method. Realized gains and losses on the sales of securities are determined using the specific identification method for debt securities and the moving average method for equity securities and are included in “Investment securities gain (loss), net.” Available-for-sale securities are reported at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “Accumulated other comprehensive income, net of tax.” Declines in the fair value of individual available-for-sale securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value.

As of January 1, 2009, the Company adopted the amended guidance for the recognition of other-than-temporary impairment (“OTTI”) for debt securities. The Company considers OTTI for a debt security to have occurred if one of the following conditions are met and an OTTI write-down is recognized in earnings equal to the entire difference between the amortized costs basis and the fair value of the debt security: the Company intends to sell the impaired debt security; it is more likely than not that the Company will be required to sell the impaired debt security before recovery of the security’s amortized cost basis; or the Company does not expect to recover the entire amortized cost basis of the security. The Company’s evaluation of whether it is more-likely-than-not that the Company will be required to sell an impaired debt security before recovery of the security’s amortized cost basis considers the likelihood of sales that involve legal, regulatory or operational requirements. For impaired debt securities that the Company does not intend to sell and it is not more-likely-than-not that the Company will be required to sell before recovery of the security’s amortized cost basis, the Company evaluates whether the Company expects to recover the entire amortized cost basis of the security considering factors such as the financial condition of the issuer of the security including credit ratings and specific events affecting the operations of the issue, underlying assets that collateralize the debt security, and other industry and macroeconomic conditions. As a result, the amount of the OTTI is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income (“OCI”). The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected using the Company’s cash flow projections and its base assumptions.

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

Once a loan is identified as impaired, management measures the loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If the resulting value is less than the book value of the loan, a specific allowance is established. Any amounts deemed uncollectible are charged against the allowance for loan losses. Consumer and credit card loans are charged-off at more than 180 days past due. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Consumer loans that are under troubled debt restructuring (“TDR”) and renegotiated credit card loans are classified as impaired loans.

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

Assets held-for-sale

Certain assets to be disposed of are classified as held-for-sale in accordance with Accounting Standards Codification (“ASC”) 360-10 “Property, Plant, and Equipment.” These assets are carried at the lower of aggregate cost or market value; accordingly, a loss is recognized for any initial or subsequent write-down to fair value less estimated selling costs.

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

Derivatives designated as hedges must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be formally designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively at inception and on a regular basis using quantitative measures.

For the years ended December 31, 2008, 2009 and 2010, the Company has only entered into fair value hedge relationships whereby the Company enters into a derivative contract and the derivative instrument is designated as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. Changes in the fair value of the derivatives and the related hedged items due to changes in the LIBOR are recognized currently in earnings. The Company applied fair value hedge accounting for the interest rate swap transactions that qualified for the short-cut method of hedge accounting. Since no ineffectiveness was assumed for those transactions, no ineffective portion was recognized in earnings for the years ended December 31, 2008, 2009, and 2010.

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

Fair value hedges are accounted for by recording the fair value of the financial derivative instrument and the change in fair value of the asset or liability being hedged on the consolidated balance sheet with the net difference, or hedge ineffectiveness, reported as fair value adjustments of financial derivatives in other non-interest expenses in the consolidated statements of income. Cash payments or receipts and related accruals during the reporting period on derivatives included in fair value hedge relationships are recorded as an adjustment to interest income on the hedged asset or liability. If a financial derivative in a fair value hedging relationship is no longer effective, de-designated from its hedging relationship or terminated, the Company discontinues fair value hedge accounting for the derivative and the hedged item. Changes in the fair value of these derivative instruments no longer designated in an accounting hedge relationship are recorded in “Trading revenue, net” in the consolidated statement of income.

The accumulated adjustment of the carrying amount of the hedged interest-earning asset or liability is recognized in earnings as an adjustment to interest income over the expected remaining life of the asset using the effective interest method.

Cash flow hedges are accounted for by recording the fair value of the financial derivative instrument as either a freestanding asset or a freestanding liability in the consolidated balance sheet, with the effective portion of the change in fair value of the financial derivative recorded in AOCI, net of tax in the consolidated balance sheet. Amounts are then included in operating interest expense as a yield adjustment in the same period the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the financial derivative is reported as fair value adjustments of financial derivatives in other expense excluding interest in the consolidated statement of income. If it becomes probable that a hedged forecasted transaction will not occur, amounts included in AOCI related to the specific hedging instruments are reported as trading revenue, net in the consolidated statement of income. Derivative gains and losses that are not held as accounting hedges are recognized as “Trading revenue, net” in the consolidated statement of income as these derivatives do not qualify for hedge accounting. If a financial derivative ceases to be highly effective as a hedge, hedge accounting is discontinued prospectively and the financial derivative instrument continues to be recorded at fair value with changes in fair value being reported in the “Trading revenue, net” in the consolidated statement of income.

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

Income taxes

The Company accounts for income taxes in accordance with ASC 740 “Accounting for Income Taxes” as interpreted by the FASB, which prescribe two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

In accordance with the Korean Corporate Tax Act, the Holding Company and its wholly owned domestic subsidiaries have adopted a consolidated tax return from the year ended December 31, 2010. Such domestic subsidiaries represent Woori Bank, Woori FIS, Woori F&I, Woori Asset Management, Woori PE, Woori Credit Information and Woori AMC, which are subject to the consolidated tax return along with the Holding Company as of December 31, 2010. For all other subsidiaries of the Holding Company, income tax is calculated on an individual entity basis and losses incurred by these other subsidiaries cannot be offset against profits earned by any other profitable entity.

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

To determine the appropriate level of tax reserve for uncertain tax positions, the Company uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured as the highest tax benefit which is greater than 50% likely to be realized. The difference between the benefit recognized for a position and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

Additionally, interest and penalties related to tax positions are recorded as a component of income tax expense. See Note 29 to the consolidated financial statements for further details of the Company’s provision and related income tax assets and liabilities.

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

United States dollar amounts

The Company operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar,” “US$”) amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in U.S. dollars at the rate of 1,130.6 Won to US$1.00, the noon buying exchange rate in effect on December 31, 2010 as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. dollars should not be construed as representations that the Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

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

Fair Value Measurements and Disclosures (ASC 820)

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

In January 2010, the FASB amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The amended disclosure guidance related to disclosures about purchases, sales, issuances and settlements of Level 3 instruments will be effective for fiscal years beginning after December 15, 2010. The remaining amended disclosure guidance became effective for annual reporting periods beginning after December 31, 2009, or January 1, 2010 for the Company. The amended fair value disclosures are set forth in Note 32.

Consolidation of Variable Interest Entities (ASC 810)

In June 2009, the FASB amended the accounting and disclosure guidance for the consolidation of variable interest entities. The amended accounting guidance requires the reconsideration of previous conclusions related to the consolidation of variable interest entities, including whether an entity is a variable interest entity and whether the Company is the variable interest entity’s primary beneficiary. Under the new guidance, a VIE’s primary beneficiary is the entity that has the power to direct the VIE’s significant activities, and has an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The guidance also requires companies to continually reassess whether they are the primary beneficiary of a VIE, whereas the previous rules only required reconsideration upon the occurrence of certain triggering events. The amended accounting and disclosure guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009, or January 1, 2010 for the Company. The Company’s reconsideration of previous conclusions related to the consolidation of variable interest entities results in the consolidation of additional entities as of January 1, 2010 (see Note 10 for additional information).

In addition, the amended accounting guidance requires that a reporting entity separately presents the assets of a consolidated VIE that can be used only to settle obligations of the consolidated VIE and the liabilities of a consolidated VIE for which creditors or beneficial interest holders do not have recourse to the general credit of the primary beneficiary, on the face of financial statements. The Company adopted the standard on January 1, 2010 and separately disclosed assets and liabilities of consolidated VIEs, based on the category, on the face of consolidated balance sheets as of December 31, 2010.

Scope Exception Related to Embedded Credit Derivatives (ASC 815)

In March 2010, the FASB amended the accounting guidance for derivatives and hedging to clarify the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. An embedded credit derivative that is related only to the subordination of one financial instrument to another qualifies for the exemption. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The amended accounting guidance became effective July 1, 2010. The Company’s adoption of the amended accounting guidance did not affect its financial condition, results of operations or cash flows.

Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset (ASC 310)

In April 2010, the FASB provided guidance for modified loans when the loans are accounted for within pools. The guidance improves comparability by eliminating diversity in practice about the treatment of modifications of loans accounted for within pools. Furthermore, it clarifies guidance about maintaining the integrity of a pool as the unit of accounting for acquired loans with credit deterioration. The new accounting guidance is effective for modifications of loans accounted for within pools occurring in the first interim or annual period ending on or after July 15, 2010, or December 31, 2010 for the Company. The Company’s adoption of this guidance did not affect its financial condition, results of operations or cash flows.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (ASC 310)

In July 2010, the FASB amended the disclosure guidance for financial receivables and the allowance for credit losses. The amendments require a greater level of disaggregated information about the allowance for credit losses and the credit quality of financing receivables.

In January 2011, the FASB delayed the effective date of the amended disclosure guidance for the TDR. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a TDR.

Other than the deferral of the TDR disclosures, the amended disclosure guidance related to information as of the end of a reporting period became effective December 31, 2010 for the Company. The Company’s disclosures reflect the adoption of this amended disclosure guidance in Note 11 - Loans.

In April 2011, the FASB issued the amended guidance for accounting for TDRs. This clarifies the guidance on a creditor’s evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. The new guidance about TDRs is effective for the first interim or annual period beginning on or after June 15, 2011. This will have no impact on the Company’s accounting for TDRs as the Company has adopted International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) beginning in 2011 and discontinued the use of U.S. GAAP subsequent to December 31, 2010.

Financial Reporting after 2010

Beginning in 2011, all listed companies in Korea are required to prepare their financial statements under the Korean equivalent of IFRS as issued by IASB (International Accounting Standards Board). Accordingly, the Company’s quarterly and annual financial statements for 2011 and subsequent years will be prepared in accordance with IFRS. Therefore, the Company will discontinue the use of U.S. GAAP financial reporting subsequent to December 31, 2010 and its 2010 consolidated financial statements under IFRS may be materially different than the accompanying 2010 U.S. GAAP consolidated financial statements.

3.	Business Developments

Acquisition of Woori Aviva Life Insurance Co., Ltd.

On April 4, 2008, the Holding Company completed its acquisition of Woori Aviva Life Insurance Co., Ltd. (“Woori Aviva”) in accordance with a memorandum of understanding with Aviva International Holdings Limited (“Aviva”). Under the terms of the stock purchase contract, the Holding Company acquired 3,060,000 shares, or 51% of the outstanding shares, for 76,335 million Won and Aviva acquired 2,438,757 shares, or 40.65%. Woori Aviva is operating 44 domestic branches and 191 agencies as of December 31, 2010.

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

Establishment of Woori FG Savings Bank Co., Ltd.

The Company established Woori FG Savings Bank Co., Ltd. by funding 110 billion Won of capital in March 2011. On March 11, 2011, the Company entered into an agreement with KDIC to acquire assets and liabilities from Samhwa Saving Bank Co., Ltd. Subsequently, on March 16, 2011, Samhwa Saving Bank Co., Ltd. transferred its assets and liabilities to Woori FG Saving Bank Co., Ltd. in accordance with the agreement.

4.	Restricted Cash

The following table presents the restricted cash as of December 31:

	Korean Won (in millions)
	2009	2010

Deposits related to derivatives contracts	574,287	344,849
Deposits for guarantee of payment for secured borrowings	2,008	15,662
Other	12,055	117,656

Total	588,350	478,167

The deposits related to derivatives contracts are generally restricted until the related derivatives contracts expire. Also, the Company made deposits as collateral for senior collateralized bond obligations.

5.	Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following as of December 31:

	Korean Won (in millions)
	2009	2010

Call loans(1)	4,666,137	3,663,416
Securities purchased under resale agreements	1,858,270	801,398

Total	6,524,407	4,464,814

(1)	Call loans are short-term lending among banks and financial institutions, with maturities of 90 days or less for call loans in Won currency and 30 days or less for call loans in foreign currencies. Typically, call loans have maturities of one day.

6.	Trading Assets and Liabilities

The following table presents trading assets and liabilities as of December 31:

	Korean Won (in millions)
	2009	2010

Trading assets:
Debt securities
Korean treasury and government agencies	3,380,238	3,288,068
Corporate	4,666,957	4,956,485
Financial institutions	891,027	837,955
Asset-backed securities(1)	727,977	16,238
Equity securities	379,247	261,715
Beneficiary certificates(2)	45,423	56,893

Total debt and equity instruments	10,090,869	9,417,354

Foreign exchange spot contracts	1,373	1,855
Derivative instruments
Foreign currency derivatives	2,798,747	2,218,410
Interest rate derivatives	1,240,545	1,360,028
Equity derivatives	54,426	77,270
Commodity derivatives	39,319	25,187

Total derivative instruments and foreign exchange spot contracts	4,134,410	3,682,750

Total trading assets	14,225,279	13,100,104

Trading liabilities:
Foreign exchange spot contracts	2,705	2,099
Derivative instruments
Foreign currency derivatives	2,152,913	1,550,916
Interest rate derivatives	1,287,285	1,406,508
Credit derivatives	192,265	351
Equity derivatives	453,885	351,883
Commodity derivatives	42,188	25,442

Total trading liabilities	4,131,241	3,337,199

(1)	Asset-backed securities whose value and income payments are mainly derived from and collateralized by a specific pool of underlying assets such as loans collateralized by real estate or automobiles, credit card loans, mortgage loans, loans to constructions and various type of loans.
(2)	Beneficiary certificates are beneficial interests in an investment pool in the form of certificates.

7.	Trading Revenue, Net

The following table presents net trading related revenue for the years ended December 31:

	Korean Won (in millions)
	2008	2009	2010

Debt securities	111,718	(94,512)	80,112
Equity securities	(119,177)	95,841	61,927
Beneficiary certificates	4,173	7,854	42,821
FX transactions	1,295,512	874,750	271,263
Derivative instruments	(1,740,564)	(606,619)	154,101

Total net trading related revenue (losses)	(448,338)	277,314	610,224

For the years ended December 31, 2008, 2009 and 2010, net unrealized holding gains (losses) on trading securities of 105,434 million Won, (41,292) million Won and 26,359 million Won, respectively, were included in “Trading revenue, net.”

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

As of December 31, 2010, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gain	loss	value

Available-for-sale securities:
Debt securities
Korean treasury and government agencies	6,619,484	51,676	(1,383)	6,669,777
Corporate	6,084,111	251,838	(93,957)	6,241,992
Financial institutions	2,937,626	50,915	(2,106)	2,986,435
Asset-backed securities(1)	814,193	4,010	(3,657)	814,546
Foreign governments	25,476	14	(60)	25,430
Equity securities	531,770	159,730	(16,385)	675,115
Beneficiary certificates(2)	1,495,073	113,608	(1,652)	1,607,029

Total available-for-sale securities	18,507,733	631,791	(119,200)	19,020,324

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	12,115,040	174,160	(1,426)	12,287,774
Corporate	4,414,631	54,481	(10,479)	4,458,633
Financial institutions	1,791,124	22,954	(283)	1,813,795
Asset-backed securities(1)	1,468,457	13,524	—	1,481,981
Foreign governments	115,974	—	—	115,974

Total held-to-maturity securities	19,905,226	265,119	(12,188)	20,158,157

(1)	Asset-backed securities whose value and income payments are mainly derived from and collateralized by a specific pool of underlying assets such as loans collateralized by real estate or automobiles, credit card loans, mortgage loans, loans to constructions and various type of loans.
(2)	Beneficiary certificates are beneficial interests in an investment pool in the form of certificates.

The Bank of Korea (“BOK”), the Korea Development Bank (“KDB”), and Korea Asset Management Corporation (“KAMCO”) are financial institutions owned and controlled by the Korean government. Monetary Stabilization Bonds were issued by BOK and included in Korean treasury and government agencies, and Industrial Financial Debentures were issued by KDB and were included in financial institutions. Non-Performing Assets (“NPA”) Management Fund Bonds, issued by KAMCO were included in Korean treasury and government agencies. Monetary Stabilization Bonds, Industrial Financial Debentures and NPA Management Fund Bonds as of December 31, 2009 and 2010 are summarized below:

	Korean Won (in millions)
	2009		2010
	Amortized cost	Fair value	Amortized cost	Fair value

Monetary Stabilization Bonds
Trading securities	822,292	818,290	1,404,702	1,406,695
Available-for-sale securities	1,543,027	1,545,954	3,343,633	3,350,844
Held-to-maturity securities	8,926,589	8,946,371	6,041,087	6,070,217

Total	11,291,908	11,310,615	10,789,422	10,827,756

Industrial Financial Debentures
Trading securities	—	—	70,122	70,151
Available-for-sale securities	116,013	117,786	251,835	252,255
Held-to-maturity securities	110,119	110,372	445,228	448,960

Total	226,132	228,158	767,185	771,366

NPA Management Fund Bonds
Available-for-sale securities	20,276	20,789	—	—
Held-to-maturity securities	10,228	10,321	20,000	20,337

Total	30,504	31,110	20,000	20,337

For the years ended December 31, 2008, 2009 and 2010, the Company recognized impairment losses of 591,530 million Won, 234,825 million Won and 171,578 million Won, respectively, on available-for-sale securities and held-to-maturity securities, where decreases in values were deemed to be other-than-temporary. Of the impairment losses recorded for the years ended December 31, 2008, 2009 and 2010, 83,040 million Won, 48,790 million Won and 42,555 million Won of impairment losses on equity securities and beneficiary certificates were included in “Investment securities gain (loss), net.”

Since 2008, there has been a decline in the fair value of the Company’s asset-backed securities portfolio, specifically U.S. CDOs, as a result of deteriorating conditions in the U.S. subprime/credit market. Accordingly, the Company wrote down 331,608 million Won, 14,490 million Won and 379 million Won of U.S. CDOs and charged the losses to current operations in 2008, 2009 and 2010, respectively, as the Company considered the losses to be other-than-temporary. In 2010, the Company disposed 90,133 million Won of U.S. CDOs. As a result, the carrying amount of the Company’s investment in U.S. CDOs was 108,002 million Won, 103,692 million Won and 13,180 million Won as of December 31, 2008, 2009 and 2010, respectively. These instruments were valued using pricing models and discounted cash flow methodologies incorporating assumptions that, in management’s judgment, reflect the assumptions marketplace participants would have used at December 31, 2008, 2009 and 2010. In the most liquid markets, readily available or observable prices are used in valuing asset-backed securities. In less liquid markets, such as those that we encountered in 2008, the lack of these prices necessitates the use of other available information and modeling techniques to approximate the fair value for certain of these securities.

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

For equity securities, management considers various factors, including its intent and ability to hold the equity security for a period of time sufficient for recovery to cost. Where management lacks that intent or ability, the security’s decline in fair value is deemed to be other than temporary and is recorded in earnings. AFS equity securities deemed other-than-temporarily impaired are written down to fair value, with the full difference between fair value and amortized cost recognized in earnings.

For debt securities that are not deemed to be credit impaired, management assesses whether it intends to sell or whether it is more-likely-than-not that it would be required to sell the investment before the expected recovery of the amortized cost basis. In most cases, management has asserted that it has no intent to sell and that it believes it is not likely to be required to sell the investment before recovery of its amortized cost basis. Where such an assertion has not been made, the security’s decline in fair value is deemed to be other-than-temporary and is recorded in earnings.

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

The total number of debt security positions in the investment portfolio that were in an unrealized loss position at December 31, 2010 was 228 for available-for-sale securities and 35 for held-to-maturity securities.

The following table presents a roll-forward of the credit loss component of OTTI losses that were recognized in income for the years ended December 31, 2009 and 2010.

	Korean Won
	(in millions)
	2009	2010

Balance, beginning of period	—	633,389
Credit loss component on previously impaired securities(1)	1,122,909	—
Credit impairment recognized in earnings on securities	186,035	129,023
Reductions due to sales of credit impaired securities sold or matured	(675,555)	(505,416)

Balance, end of period	633,389	256,996

(1)	As of January 1, 2009, the Company had securities 1,129,855 million Won of other-than-temporary impairment previously recognized in earnings of which 1,122,909 million Won represented the credit component and 6,946 (or 4,972, net of tax) million Won represented the noncredit component which was reclassified to OCI through a cumulative effect transition adjustment.

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

The following table presents unrealized losses and fair values of available-for-sale and held-to-maturity securities at December 31, 2010 for which impairment has not been recognized. These securities are segregated between investments that have been in a continuous unrealized loss position for less than twelve months and equal to or greater than twelve months.

	Korean Won (in millions)
			Unrealized loss position
	Unrealized loss position		equal to or greater
	less than 12 months		than 12 months		Total
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
	loss	value	loss	value	loss	value

Available-for-sale:
Debt securities
Korean treasury and government agencies	(1,377)	500,817	(6)	40,115	(1,383)	540,932
Corporate	(90,111)	542,111	(3,846)	150,640	(93,957)	692,751
Financial institutions	(437)	300,128	(1,669)	8,859	(2,106)	308,987
Asset-backed securities	(3,657)	184,785	—	—	(3,657)	184,785
Foreign governments	(60)	20,740	—	—	(60)	20,740

Sub total	(95,642)	1,548,581	(5,521)	199,614	(101,163)	1,748,195
Equity securities	(16,385)	451,530	—	—	(16,385)	451,530
Beneficiary certificates	(1,652)	31,754	—	—	(1,652)	31,754

Total	(113,679)	2,031,865	(5,521)	199,614	(119,200)	2,231,479

Held-to-maturity:
Debt securities
Korean treasury and government agencies	(1,426)	414,463	—	—	(1,426)	414,463
Corporate	(10,479)	594,827	—	—	(10,479)	594,827
Financial institutions	(283)	159,745	—	—	(283)	159,745

Total	(12,188)	1,169,035	—	—	(12,188)	1,169,035

For the years ended December 31, 2008, 2009 and 2010, proceeds from sales of available-for-sale securities amounted to 12,284,279 million Won, 38,502,213 million Won and 7,254,142 million Won, respectively. For the years ended December 31, 2008, 2009 and 2010, the gross realized gains amounted to 145,699 million Won, 1,072,763 million Won and 1,233,051 million Won, respectively, and the gross realized losses amounted to 14,402 million Won, 316,090 million Won and 45,236 million Won, respectively.

The amortized cost and estimated fair value of the Company’s available-for-sale debt securities and held-to-maturity debt securities as of December 31, 2010 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Korean Won (in millions)
	Available-for-sale securities		Held-to-maturity securities
	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in one year or less	7,147,425	7,216,010	6,941,268	7,000,791
Due after one year through five years	5,487,517	5,571,002	11,620,492	11,801,587
Due after five years through ten years	207,534	213,818	80,177	80,474
Due after ten years	3,638,414	3,737,350	1,263,289	1,275,305

Total	16,480,890	16,738,180	19,905,226	20,158,157

As discussed in Note 1, certain Woori Subsidiaries issued common shares to KDIC in exchange for KDIC bonds. Woori Subsidiaries have also purchased additional KDIC bonds for trading purposes. The KDIC bonds have readily determinable market prices and their use by the Company is not restricted. The details of KDIC bonds as of December 31, 2009 and 2010 are summarized below:

	Korean Won (in millions)
		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gain	loss	Fair value

As of December 31, 2009:
Trading securities	20,618	—	(225)	20,393
Available-for-sale securities	91,007	623	(494)	91,136
Held-to-maturity securities	289,592	3,397	(348)	292,641

Total	401,217	4,020	(1,067)	404,170

As of December 31, 2010:
Trading securities	20,173	609	—	20,782
Available-for-sale securities	100,787	472	(352)	100,907
Held-to-maturity securities	734,812	5,858	(1,118)	739,552

Total	855,772	6,939	(1,470)	861,241

Gross unrealized gains and losses on trading securities are included in “Trading revenue, net.”

Interest income from KDIC bonds for the years ended December 31, 2008, 2009 and 2010 was as follows:

	Korean Won (in millions)
	2008	2009	2010

Interest income:
Trading securities	747	893	996
Available-for-sale securities	2,079	6,424	5,262
Held-to-maturity securities	20,358	16,613	17,032

Total interest income	23,184	23,930	23,290

Carrying values of securities pledged in relation to repurchase agreements, borrowing transactions, margin for futures contracts and asset securitizations as of December 31, 2009 and 2010 were 8,910,211 million Won and 7,036,284 million Won, respectively (see Note 34).

9.	Other Investment Assets

The following table presents other investment assets as of December 31:

	Accounting	Korean Won (in millions)
	method used	2009	2010

Investments in affiliates	Equity method	1,471,899	1,562,270
Restricted stocks	Cost method	149,576	195,296
Non-marketable equity securities	Cost method	943,293	843,181
Investments in limited partnerships	Cost method	391	377

Total		2,565,159	2,601,124

Investments in affiliates are investments in which the Company has significant influence over the operations and financial policies of the investee, and are accounted for under the equity method. Investments in affiliates include investments in limited partnerships if the limited partnership interest is greater than 3% to

5%. Under the equity method, the Company records its equity ownership share of the net income or loss of the investee in “Investment securities gain (loss), net.” As of December 31, 2009 and 2010, the carrying amount of the investment in Woori Investments & Securities for which a quoted market price is available, was 799,270 million Won and 867,094 million Won, respectively. The market value of this investment was 771,311 million Won and 1,093,270 million Won, respectively.

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

The aggregate cost of the Company’s cost method investments totaled 1,093,260 million Won and 1,038,854 million Won as of December 31, 2009 and 2010, respectively. The Company did not estimate the fair value for the investments of 391 million Won and 377 million Won as of December 31, 2009 and 2010, respectively, because the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments. Of the remaining 1,092,869 million Won and 1,038,477 million Won of investments as of December 31, 2009 and 2010, the Company estimated that the fair value exceeded the cost of investments with an aggregate cost of 1,004,631 million Won and 883,248 million Won, respectively. The remaining 88,238 million Won and 155,229 million Won of cost method investments as of December 31, 2009 and 2010, respectively, were evaluated for impairment and the Company recorded impairment losses on these investments which the Company considered to be other-than-temporary.

For the years ended December 31, 2008, 2009 and 2010, the Company recognized impairment losses of 53,657 million Won, 63,443 million Won and 119,300 million Won, respectively, on other investment assets, where decreases in values were deemed to be other-than-temporary.

10.	Securitization of Loans and Variable Interest Entities

Securitization of loans

For the years ended December 31, 2008, 2009 and 2010, the Company securitized loans with an aggregate principal balance of 142,181 million Won, 924,765 million Won and 764,070 million Won, respectively, and retained certain interests in those loans. In connection with these transactions, the Company received 116,644 million Won and 673,860 million Won and 668,245 million Won for the years ended December 31, 2008, 2009 and 2010, respectively, as consideration. The Company recognized 3,612 million Won, 28,311 million Won and 95,819 million Won of gains resulting from the sale of loans in securitizations for the years ended December 31, 2008, 2009 and 2010, respectively. The Company also received fee income of 365 million Won, 855 million Won and 2,397 million Won for providing asset management services for the years ended December 31, 2008, 2009 and 2010, respectively. With regards to the sale of loans in securitizations, the Company has no continuing involvement with the SPEs.

The key economic assumptions used in measuring the fair value of retained interests at the time of securitization during the years ended December 31, 2009 and 2010 were as follows:

	2009	2010

Collection ratio	60.91 - 65.45%	57.94 - 63.62%
Weighted average life	1.07 - 2.26 years	1.21 - 3.06 years
Weighted average discount rate	9.62 - 12.87%	10.37 - 13.4%

The Company holds retained interests in securitized financial assets through investments in bonds issued by securitization vehicles and common shares of such vehicles. The investments in bonds are classified as available-for-sale securities and the investments in common shares are accounted for using the equity method or recorded as available-for-sale securities. The Company determines the fair value of the retained interests using the present value of future cash flows taking into consideration the priority of payments. The aggregate amounts of bonds and equity investments that the Company holds as retained interests in the assets securitized are 141,403 million Won and 256,641 million Won, and 47,573 million Won and 100,048 million Won as of December 31, 2009 and 2010, respectively.

As of December 31, 2010, the key economic assumptions in subsequently measuring the fair value of aggregate retained interests in the assets securitized, which totaled 356,689 million Won, and the sensitivity of the current fair value of residual cash flows to 10% and 20% adverse changes in those assumptions are summarized as follows:

		Korean Won (in millions)
	Key assumptions	10%	20%

Adverse change in collection ratio	66.27 - 84.37%	(57,077)	(123,606)
Adverse change in weighted average life	0.54 - 1.25 years	(5,586)	(13,064)
Adverse change in weighted discount rate	7.39 - 11.71%	(9,693)	(18,731)

The amount of the net charge-offs recognized subsequent to securitization during the years ended December 31, 2008, 2009 and 2010 were 273,542 million Won, 67,296 million Won and 159,999 million Won, respectively. The entire principle balance of loans securitized and outstanding of 623,719 million Won and 1,205,658 million Won was considered to be delinquent as of December 31, 2009 and 2010, respectively.

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

The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and consolidates the VIE. In accordance with the new consolidation guidance effective January 1, 2010, The Company consolidates VIEs in which the Company has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company takes into account all of its involvement with a VIE in identifying variable interests (explicit and implicit) that individually or in the aggregate could be significant enough to warrant its designation as the primary beneficiary and hence require it to consolidate the VIE or otherwise require it to make appropriate disclosures. As a result of this change, the Company consolidated certain VIEs that were unconsolidated prior to January 1, 2010. The net effect of the accounting change on January 1, 2010 was a decrease in total equity by 94,160 million Won, net of tax. Total assets and total liabilities increased by 1,256,815 million Won and 1,350,975 million Won, respectively, as of January 1, 2010.

In most cases, the Company analyzes the design of VIEs and assesses the nature of the risks based on variability generated from the Company’s involvement with its investment. In general, the assets of consolidated VIEs are restricted only to pay associated liabilities. In addition, the third-party investors in the obligations of consolidated VIEs have legal recourse only to the assets of the VIEs and do not have recourse to the Company, except where the Company has provided a guarantee or liquidity facilities to the investors.

The new accounting guidance on consolidation of VIEs requires ongoing assessment whether the Company has a controlling financial interest in certain VIEs and is the primary beneficiary of the VIEs.

The Company generally classifies its involvement in VIEs as follows:

•	Asset-backed securitization of loans

The Company utilizes SPEs to securitize loans. The Company transfers loans to the SPEs which in turn issue asset backed securities collateralized by the transferred loans. In these securitizations, various classes of debt securities are issued to the Company and third parties, and the SPEs have mainly issued subordinated notes to the Company, an assets transferor. The subordinated notes are designed to absorb losses that potentially could be significant to the SPEs. These SPEs are deemed to be VIEs and are generally consolidated when the Company is the primary beneficiary because the Company has the power to direct the activities of the VIEs that most significantly impact the economic performance of the SPEs and holds subordinated notes which could result in potentially significant losses from the SPEs. The third party holders of asset-backed securities issued by consolidated VIEs have recourse only to the asset of the VIEs and do not have recourse to the Company. The Company does not consolidate the VIEs when the Company does not have either power to direct the activities of the VIE that most significantly impact the VIE’s economic performance or an obligation to absorb losses that could potentially be significant to the VIE.

•	Liquidity provided to VIEs

The Company provides liquidity facilities to VIEs which are structured by third parties. The Company’s liquidity commitments are collateralized by various classes of assets. The liquidity facilities are designed to provide credit support to the conduits at a level equivalent to investment grade determined in accordance with internal risk rating guidelines.

The Company does not consolidate VIEs if the third party has the power to direct the activities of the VIEs and the obligation to absorb the majority of expected losses due to credit enhancement commitments, such as financial guarantees by third parties. However, when there are no such credit enhancement commitments by third parties, the Company consolidates VIEs if it has the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb the expected losses that could potentially be significant to the VIEs.

•	Loans and Investments originated by VIEs

The Company has involvement with certain VIEs by investing in securities issued by the VIEs or providing financing to VIEs through loans. These VIEs raise funding through the issuance of various types of debt securities, including subordinated notes, to third party investors. The VIEs also raise funding through long-term and short-term borrowings from the Company. The Company consolidates these VIEs when the Company has both the power to direct the activities of the VIEs that most significantly impact the economic performance of the SPEs and an obligation to absorb a majority of the entity’s expected losses, or the right to receive a majority of the entity’s expected residual returns. The Company considers the rights and obligations conveyed by its variable interests, loans and investments in this case, and variable interests held by other parties to determine whether its variable interests will absorb a majority of a variable interest entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. However, VIEs are not consolidated when the Company does not absorb the majority of the variability of the SPEs’ expected losses or residual returns, or both.

•	Investment trusts and funds

The Company has consolidated its guaranteed fixed rate money trusts because the Company was deemed to be the primary beneficiary. The Company would have both the power to direct the activities of the VIEs that most significantly impact the VIE’s economic performance and an obligation to absorb losses that could potentially be significant to the VIE by providing a guarantee of the principal and a fixed rate of return on the principal amount invested. Other trusts such as performance based trusts are deemed to be VIEs but are not consolidated because the Company does not have an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company also has involvement in various types of funds by investing directly and indirectly in funds sponsored by its subsidiaries, selected private equity, and venture capital groups. Those funds are deemed to be VIEs. To determine whether the Company should consolidate those funds, the Company evaluates which party has both the power to direct the activities of the VIEs and the obligation to absorb a majority of the expected losses. The VIEs are not consolidated when the Company does not have the power to the VIEs and an obligation or the right to absorb a majority of the expected future variability associated with the VIE’s expected losses or residual returns, or both.

The following table presents the carrying amounts and classification of assets and liabilities held by VIEs as of December 31, 2009, which have been consolidated by the Company.

			Loans and
	Asset-backed	Liquidity	Investments	Investment
	securitization	provided	originated by	trusts and
	of loans	to VIEs	VIEs	funds	Total
	Korean Won (in millions)

Assets
Loans, net of allowance for loan losses	539,512	16,876	—	84,898	641,286
Investments	37,411	145,541	—	2,425,496	2,608,448
Other assets	149,334	3,405	184,831	958,434	1,296,004

Total	726,257	165,822	184,831	3,468,828	4,545,738

Liabilities
Secured borrowings	284,843	135,486	122	114,000	534,451
Other liabilities	157,841	510	129,483	2,022,008	2,309,842

Total	442,684	135,996	129,605	2,136,008	2,844,293

The following table presents the carrying amounts and classification of assets and liabilities held by VIEs as of December 31, 2010, which have been consolidated by the Company.

			Loans and
	Asset-backed	Liquidity	Investments	Investment
	securitization	provided	originated by	trusts and
	of loans	to VIEs	VIEs	funds	Total
	Korean Won (in millions)

Assets
Loans, net of allowance for loan losses	283,517	457,524	—	58,125	799,166
Investments	—	966,902	—	2,880,131	3,847,033
Other assets	508	73,196	178,776	688,094	940,574

Total	284,025	1,497,622	178,776	3,626,350	5,586,773

Liabilities
Secured borrowings	117,378	1,420,832	130,853	107,200	1,776,263
Other liabilities	12,913	44,159	3,109	2,024,995	2,085,176

Total	130,291	1,464,991	133,962	2,132,195	3,861,439

In addition to the VIEs that are consolidated, the Company has significant variable interests in certain other VIEs that are not consolidated because the Company is not the primary beneficiary. The following disclosures regarding the Company’s significant continuing involvement with unconsolidated VIEs exclude entities where the Company’s only involvement is in the form of certain derivatives, such as interest rate swaps or cross currency swaps that have customary terms, administrative or trustee services and investments accounted for under the cost method. The total assets and maximum exposure to loss as a result of the involvement in significant VIEs, which have not been consolidated at December 31, 2009, are as follows:

			Loans and
	Asset-backed	Liquidity	Investments	Investment
	securitization	provided to	originated by	trusts and
	of loans	VIEs	VIEs	funds	Total
	Korean Won (in millions)

Loans, net of allowance for loan losses	—	2,727	448,786	—	451,513
Investments	118,001	1,405,121	2,770,579	559,622	4,853,323

Total assets involvement	118,001	1,407,848	3,219,365	559,622	5,304,836

Other liabilities	—	50,882	—	—	50,882

Total liabilities involvement	—	50,882	—	—	50,882

Total assets of VIEs	441,304	6,051,207	9,095,857	1,762,878	17,351,246
Maximum exposure(1)	118,001	4,139,998	3,219,365	559,622	8,036,986

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31, 2009.

The following table presents total assets and maximum exposure to loss associated with the Company’s variable interests as a result of the involvement in significant VIEs for which it is not a primary beneficiary as of December 31, 2010.

			Loans and
	Asset-backed	Liquidity	Investments	Investment
	securitization	provided to	originated by	trusts and
	of loans	VIEs	VIEs	funds	Total
	Korean Won (in millions)

Loans, net of allowance for loan losses	—	20,144	462,504	—	482,648
Investments	84,481	949,433	77,500	339,832	1,451,246

Total assets involvement	84,481	969,577	540,004	339,832	1,933,894

Other liabilities	—	49,452	4,102	—	53,554

Total liabilities involvement	—	49,452	4,102	—	53,554

Total assets of VIEs	398,747	3,993,147	1,197,957	1,258,430	6,848,281
Maximum exposure(1)	84,481	3,156,751	555,823	339,832	4,136,887

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31, 2010.

The Company’s maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Company’s balance sheet but also potential losses associated with off-balance sheet commitments, such as unfunded liquidity commitments and other contractual arrangements.

11.	Loans

The composition of the loan portfolio as of December 31, 2009 and 2010 is summarized as follows:

	Korean Won (in millions)
	2009	2010

Domestic
Commercial:
Commercial and industrial	96,484,305	96,461,101
Lease financing	577,854	778,057
Trade financing	10,320,865	11,332,264
Other commercial(1)	6,602,216	7,039,043
Consumer:
Mortgage	3,806,399	6,297,569
Other consumer(2)	58,126,900	57,251,311
Credit card	4,098,153	4,354,329

Sub total	180,016,692	183,513,674

Foreign
Commercial:
Commercial and industrial	7,393,246	7,379,761
Trade financing	91,625	140,038
Consumer:
Other consumer	115,515	151,775

Sub total	7,600,386	7,671,574

Gross loans	187,617,078	191,185,248
Deferred origination costs (fees)	96,148	162,293
Less: Unearned income	(98,042)	(142,463)
Less: Allowance for loan and lease losses	(3,556,946)	(4,873,942)

Total loans, net(3)(4)	184,058,238	186,331,136

(1)	Other commercial loans include commercial bills discounted, commercial loans with government funds and overdrafts.
(2)	Other consumer loans primarily consist of general household loans including personal overdrafts and loans with principal due at maturity.
(3)	The figures above exclude 584,171 million Won and 127,324 million Won of loans classified as loans held-for-sale at December 31, 2009 and 2010, respectively, which are included in assets held-for-sale.
(4)	The figures include pledged loans of 499,821 million Won and 1,744,888 million Won as of December 31, 2009 and 2010, respectively (see Note 34).

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

KHFC was established on March 1, 2004 in accordance with the Korea Housing Finance Corporation Act to improve national welfare and contribute to the development of the Korean economy by securitizing mortgage loans, providing housing finance credit guarantees and promoting a stable flow of housing finance on a long-term basis. The Bank Subsidiaries sold mortgage loans with an aggregate principal balance of 544,535 million Won, 860,210 million Won and 925,966 million Won to KHFC and recognized 8,466 million Won, 12,740 million Won and 12,127 million Won of servicing fee income in the years ended December 31, 2008, 2009 and 2010, respectively. In relation to these transactions, the Company recorded assets held-for-sale as of December 31, 2009 and 2010, consisting of mortgage loans amounting to 584,171 million Won and 127,324 million Won, respectively.

In addition to loans securitized as described in Note 10, the Company sold loans with an aggregate principal balance of 804,972 million Won, 2,156,825 million Won and 2,649,555 million Won in the years ended December 31, 2008, 2009 and 2010, respectively, including the mortgage loans sold as described above. The Company retained no interests in these loans sold. Gains and losses recognized in connection with these sales of loans and subsequently recognized in connection with settlement of loan sales in prior years are presented in Notes 26 and 27. There were no recourse obligations assumed by the Company for the sales of loans for the years ended December 31, 2008, 2009 and 2010.

In the year ended December 31, 2008, 2009, and 2010, the Company received marketable equity securities having a fair value of 491 million Won, 12,882 million Won and 116,251 million Won, respectively, through restructuring of fourteen, eleven and twenty three loans, respectively, having an aggregate book value of 3,982 million Won, 47,853 million Won and 182,930 million Won, respectively. The Company recognized aggregate direct charge-offs of 3,491 million Won, 34,971 million Won and 66,679 million Won, respectively, related to these transactions.

Impaired loans

The following table sets forth information about the Company’s impaired loans as of December 31, 2008, 2009 and 2010. Impaired loans are those of which the Company believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan. When the value of an impaired loan is less than the recorded investment in the loan, a portion of the Company’s allowance for loan losses is recorded as impairment allowance.

	Korean Won (in millions)
	2008	2009	2010

Impaired loans with an allowance	3,337,170	5,131,844	6,768,351
Impaired loans without an allowance	358,920	243,874	45,514

Total impaired loans	3,696,090	5,375,718	6,813,865

Allowance for impaired loans	(1,498,322)	(2,019,128)	(3,237,511)
Average balance of impaired loans during the year	3,571,050	4,670,163	6,478,072
Interest income recognized on impaired loans during the year(1)(2)	237,508	241,011	325,456

(1)	Had the impaired loans performed in accordance with their original terms, additional interest income of 81,605 million Won, 100,770 million Won and 176,148 million Won would have been recorded in 2008, 2009 and 2010, respectively.
(2)	Of these amounts, 9,759 million Won, 46,024 million Won and 59,133 million Won as of December 31, 2008, 2009 and 2010, respectively, relate to troubled debt restructurings.

The following table sets forth information about the Company’s impaired loans by portfolio segments as of and for the year ended December 31, 2010:

	Korean Won (in millions)
		Unpaid			Interest
	Impaired	principal	Related	Average	income
	loans	balance	allowance	balance	recognized

With no related allowance recorded:
Commercial
Commercial and industrial	30,277	30,277	—	34,618	1,799
Trade financing	—	—	—	105	8
Other commercial	15,128	15,128	—	15,351	675
Consumer
Mortgage	—	—	—	—	—
Other consumer	109	109	—	197	13
Credit card	—	—	—	—	—
With an allowance recorded:
Commercial
Commercial and industrial	6,124,733	6,124,733	2,888,939	5,876,903	294,796
Trade financing	372,250	372,250	170,318	222,800	3,693
Other commercial	179,594	179,594	134,877	236,783	15,829
Consumer
Mortgage	1,809	1,809	334	2,113	129
Other consumer	56,058	56,058	34,324	55,807	2,545
Credit card	33,907	33,907	8,719	33,395	5,969
Total
Commercial	6,721,982	6,721,982	3,194,134	6,386,560	316,800
Consumer	57,976	57,976	34,658	58,117	2,687
Credit card	33,907	33,907	8,719	33,395	5,969

Non-accrual loans

When principal or interest payments become one day past due, the Company generally ceases to accrue interest on a loan and place that loan on a non-accrual status. Any unpaid interest previously accrued on these loans is reversed from income and the Company recognizes interest only to the extent the Company receives payments. However, the Company continues to accrue interest on past due loans that are fully secured by deposits or on which there are financial guarantees from the Korean government, the KDIC or certain financial institutions.

The following table presents non-accrual loans by portfolio segment as of December 31, 2010:

Korean Won
(in millions)

Commercial
Commercial and industrial	2,327,776
Lease financing	26,302
Trade financing	308,026
Other commercial	257,999
Consumer
Mortgage	63,764
Other consumer	1,024,875
Credit card	70,281

Total	4,079,023

As of December 31, 2008 and 2009, the Company had non-accrual loans, including commercial and consumer of 4,186,869 million Won and 3,602,886 million Won respectively. Had interest on these loans been accrued, such interest would have amounted to 292,229 million Won, 254,949 million Won and 308,879 million Won for 2008, 2009 and 2010, respectively. Interest income, which is recognized on a cash-basis, related to non-accrual loans for the years ended December 31, 2008, 2009 and 2010 was 175,056 million Won, 135,990 million Won and 132,731 million Won, respectively.

Aging analysis

The following table provides details on the Company’s aging analysis of loans by portfolio segment as of December 31, 2010:

	Korean Won (in millions)
		Past due					Loans
		1 day-		Over		Total	>3 months
	Normal	3 months	4-6 months	6 months	Total	loans	and accruing

Commercial
Commercial and industrial	102,258,167	708,967	444,435	429,293	1,582,695	103,840,862	11,054
Lease financing(1)	621,775	9,551	2,798	1,470	13,819	635,594	3,897
Trade financing	11,174,411	10,242	281,933	5,716	297,891	11,472,302	—
Other commercial	6,993,967	37,026	4,049	4,001	45,076	7,039,043	—

Consumer
Mortgage	6,290,269	6,156	498	646	7,300	6,297,569	—
Other consumer	56,535,704	645,305	94,927	127,150	867,382	57,403,086	8,630

Credit card
Credit card	4,178,431	137,768	35,585	2,545	175,898	4,354,329	—

Total	188,052,724	1,555,015	864,225	570,821	2,990,061	191,042,785	23,581

(1)	Excludes unearned income.

As discussed in Note 1, economic conditions in the Republic of Korea may persist, adversely affecting the credit performance of the debtors of the Company. The Company owns investment securities of, and has loans outstanding to, a number of local companies that have been faced with financial difficulties. The ultimate collectability of these amounts can be influenced by various factors, including overall economic trends and the successful performance of the debtors under restructuring plans in place or in the process of negotiation. Consequently, it is reasonably possible that adjustments could be made to the reserves for impaired loans and to the carrying amount of investments when evidence is available to support such adjustments. Those adjustments could be material to the consolidated financial statements as well as the operations of the Company.

Allowance for credit losses

The changes in the allowance for credit losses for the years ended December 31, 2008, 2009 and 2010 are summarized as follows:

	Korean Won (in millions)
		Credit-related
	Loans(1)	commitments(2)	Total

Allowance at January 1, 2008	1,735,532	155,814	1,891,346
Provisions for credit losses	1,608,284	157,421	1,765,705
Allowance relating to credit-related commitments transferred to loans	13,269	(13,269)	—
Charge-offs(3)	(517,901)	—	(517,901)
Recoveries	87,471	—	87,471
Foreign exchange translation adjustment	14,919	—	14,919

Allowance at December 31, 2008	2,941,574	299,966	3,241,540

Provisions for credit losses	2,408,037	43,939	2,451,976
Allowance relating to credit-related commitments transferred to loans	47,463	(47,463)	—
Charge-offs(3)	(1,959,227)	—	(1,959,227)
Recoveries	143,568	—	143,568
Foreign exchange translation adjustment	(24,469)	—	(24,469)

Allowance at December 31, 2009	3,556,946	296,442	3,853,388

Allowance related to adoption of new consolidation guidance	953	(348)	605
Provisions for credit losses	3,077,550	169,318	3,246,868
Allowance relating to credit-related commitments transferred to loans	25,073	(25,073)	—
Charge-offs(3)	(2,024,922)	—	(2,024,922)
Recoveries	235,382	—	235,382
Foreign exchange translation adjustment	2,960	—	2,960

Allowance at December 31, 2010	4,873,942	440,339	5,314,281

(1)	Loans held-for-sale are not subject to this reserve process.
(2)	The allowance for credit-related commitments is included in “Other liabilities.”
(3)	When a loan is sold, the related allowance for loan losses is written off at the date of sale. Charge-offs include 40,371 million Won, 316,641 million Won and 170,690 million Won of allowance for loan losses written off relating to sale of loans in the year of 2008, 2009 and 2010, respectively.

The changes in the allowance for credit losses by portfolio segment for the year ended December 31, 2010 and the details of loans at December 31, 2010 are summarized as follows:

	Korean Won (in millions)
	Commercial	Consumer	Credit card	Total

Allowance for credit losses:
Beginning balance, before the effect of the new consolidation guidance	3,273,410	195,988	87,548	3,556,946
Allowance related to adoption of new consolidation guidance	953	—	—	953
Beginning balance, after the effect of the new consolidation guidance	3,274,363	195,988	87,548	3,557,899
Provision	2,871,513	146,289	59,748	3,077,550
Allowance relating to credit-related commitments transferred to loan	25,073	—	—	25,073
Charge-offs	(1,775,921)	(108,908)	(140,093)	(2,024,922)
Recoveries	163,413	7,218	64,751	235,382
Foreign exchange translation adjustment	2,960	—	—	2,960
Ending balance	4,561,401	240,587	71,954	4,873,942
Impaired loans	3,194,134	34,658	8,719	3,237,511
Collectively evaluated for impairment	1,367,267	205,929	63,235	1,636,431
Loans(1):	122,987,801	63,700,655	4,354,329	191,042,785
Impaired loans	6,721,982	57,976	33,907	6,813,865
Collectively evaluated for impairment	116,265,819	63,642,679	4,320,422	184,228,920

(1)	Excludes unearned income.

Credit quality information

The Company monitors credit quality within its three portfolio segments based on primary credit quality indicators. Primary indicators for commercial loans are internal risk ratings used in the calculation of economic capital or regulatory capital under Basel II for a banking institution. The internal rating scale is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both interest and principal amount. The Company’s rating scale is as follows, from excellent to poor: AAA, AA, A+, A-, BBB+, BBB, BBB-, BB+, BB, BB-, B+, B-, C, and D. The Company monitors risk ratings and risk grades on an ongoing basis reflecting changes in the financial condition, cash flow, risk profile, or outlook of a borrower or counterpart. Risk ratings for commercial loans are reviewed more than once a year, and risk grades for consumer loans and credit cards are reviewed quarterly.

Within the consumer and credit card portfolio segment, the Company applies the classification criteria. There are five categories that are required to analyze and classify loans for regulatory return purposes by the Financial Services Commission. Based on the asset classification guideline of the Financial Services Commission, the Company classifies those loans into five categories: normal, precautionary, substandard, doubtful, and estimated loss.

Credit quality information by portfolio segment at December 31, 2010 are as follows:

	Korean Won (in millions)
	Commercial
Rating	Commercial and	Lease	Trade	Other
scale	industrial	financing(1)	financing	commercial	Total

AAA, AA	2,566,511	—	2,293,241	669,836	5,529,588
A+, A-	14,099,926	—	4,674,975	1,159,718	19,934,619
BBB+ ~BB-	77,153,783	635,594	3,687,180	4,959,323	86,435,880
B+, B-	3,890,244	—	416,271	107,286	4,413,801
C	1,561,862	—	37,494	18,605	1,617,961
D	4,568,536	—	363,141	124,275	5,055,952

Total	103,840,862	635,594	11,472,302	7,039,043	122,987,801

(1)	Excludes unearned income.

	Korean Won (in millions)
Classification	Consumer
criteria	Mortgage	Other consumer	Total	Credit card

Normal	6,272,760	56,870,176	63,142,936	4,228,800
Precautionary	16,322	247,663	263,985	74,796
Substandard	6,825	114,494	121,319	5,104
Doubtful	1,185	120,718	121,903	35,818
Estimated Loss	477	50,035	50,512	9,811

Total	6,297,569	57,403,086	63,700,655	4,354,329

12.	Direct Financing Leases

The Company originates direct financing leases on certain machinery, computers and various other equipment for customers in a variety of industries throughout Korea. Income attributable to the leases is initially recorded as unearned income and subsequently recognized as finance income using the effective interest method, over the term of the leases. Residual values are generally guaranteed by the lessee. The terms of the leases are generally from one to fifteen years. The components of the net investment in direct financing leases as of December 31, 2009 and 2010, which are included in “Loans,” are summarized as follows:

	Korean Won (in millions)
	2009	2010

Lease payments receivable	570,530	764,249
Initial direct costs	7,324	13,808

Gross lease payments receivable	577,854	778,057
Unearned income	(98,042)	(142,463)

Total	479,812	635,594

The scheduled maturities of minimum lease payments as of December 31, 2010, were as follows:

Korean Won
(in millions)

Due in 2011	325,228
Due in 2012	193,398
Due in 2013	76,300
Due in 2014	17,768
Due in 2015 and thereafter	3,044

Total(1)	615,738

(1)	The difference between the gross lease payments receivable and the total minimum lease payments is due to residual value of direct financing leases.

13.	Premises and Equipment, Net

Premises and equipment, net as of December 31, 2009 and 2010 were as follows:

	Korean Won (in millions)
	2009	2010

Land	1,150,809	1,148,399
Building	1,427,557	1,388,537
Equipment and furniture	856,304	894,973
Leasehold improvements	296,934	320,639
Construction in progress	7,800	1,884
Capitalized leases	344,092	233,706

Total	4,083,496	3,988,138
Less: Accumulated depreciation	(1,472,366)	(1,518,770)

Premises and equipment, net	2,611,130	2,469,368

Depreciation expense of premises and equipment for the years ended December 31, 2008, 2009 and 2010 was 249,446 million Won, 206,478 million and 189,593 million Won, respectively.

Capitalized leases are principally related to equipment leased for the Company’s data processing purpose. Accumulated depreciation on such capitalized leases as of December 31, 2008, 2009 and 2010 amounted to 191,108 million Won, 209,350 million Won and 164,550 million Won, respectively.

14.	Goodwill and Other Intangible Assets

Goodwill and other intangible assets as of December 31, 2009 and 2010 consisted of the following:

	Korean Won (in millions)
	2009	2010

Goodwill	113,530	88,410
Exclusive contractual right, net of accumulated amortization of 125,268 million Won in 2009 and 152,830 million Won in 2010	33,141	7,700
Capitalized software costs, net of accumulated amortization of 262,709 million Won in 2009 and 289,918 million Won in 2010	79,363	80,311
Core deposit intangible assets, net of accumulated amortization of 2,106 million Won in 2009 and 2,446 million Won in 2010	1,289	922
Other, net of accumulated amortization of 11,405 million Won in 2009 and 19,831 million Won in 2010	9,498	9,219

Total	236,821	186,562

The goodwill balances were related to the Woori Bank segment resulting from the acquisition of Panasia Bank N.A. on September 11, 2003 and the acquisition of South Coast on December 5, 2005, and related to the Other segment resulting from the acquisition of LG Investment Trust Management Co., Ltd., which was subsequently merged to Woori Investment Trust Management Co., Ltd. (renamed to Woori Asset Management), on May 6, 2005, the acquisition of Kumho Investment Bank on June 26, 2007 and Woori Financial on September 14, 2007.

Changes in the goodwill balance during the years ended December 31, 2008, 2009 and 2010 were as follows:

	Korean Won (in millions)
	Woori Bank
	segment	Other segments	Total

Balance as of December 31, 2007	20,184	212,156	232,340

Goodwill impaired
Kumho Investment Bank	—	(6,846)	(6,846)
Woori Financial	—	(96,280)	(96,280)
Foreign exchange translation adjustment	6,870	—	6,870

Balance as of December 31, 2008	27,054	109,030	136,084

Goodwill impaired
Woori Financial	—	(20,620)	(20,620)
Foreign exchange translation adjustment	(1,934)	—	(1,934)

Balance as of December 31, 2009	25,120	88,410	113,530

Goodwill impaired
Woori America Bank	(25,120)	—	(25,120)

Balance as of December 31, 2010	—	88,410	88,410

Based on the goodwill impairment analysis, the Company recorded 103,126 million Won, 20,620 million Won and 25,120 million Won goodwill impairment charges in 2008, 2009 and 2010, respectively, related to its Woori Financial and Kumho Investment Bank reporting units in other segments and Woori America Bank reporting units in Woori Bank segment, respectively. The primary cause for the goodwill impairment was the deterioration in the financial markets, as well as in the global economic outlook. The goodwill impairment charges were included in “Other non-interest expenses.”

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

There were no indefinite-lived other intangible assets for any of the periods presented. Amortization expense is included in “Depreciation and amortization expense.” Amortization of other intangible assets for the years ended December 31, 2008, 2009 and 2010 was as follows:

	Korean Won (in millions)
	2008	2009	2010

Exclusive contractual right	32,690	27,143	27,562
Capitalized software costs	55,819	40,762	27,209
Core deposit intangible assets	370	376	340
Other	1,509	6,835	8,426

Total	90,388	75,116	63,537

The amortization schedule of other intangible assets for the remaining periods is as follows:

	Korean Won (in millions)
	2011	2012	2013	2014	After 2015	Total

Exclusive contractual right	1,500	1,439	1,161	1,133	2,467	7,700
Capitalized software costs	26,424	24,888	10,260	7,381	11,358	80,311
Core deposit intangible assets	335	335	252	—	—	922
Other	3,313	1,464	1,195	1,180	2,067	9,219

Total	31,572	28,126	12,868	9,694	15,892	98,152

15.	Other Assets

Other assets as of December 31, 2009 and 2010 consisted of the following:

	Korean Won (in millions)
	2009	2010

Other accounts receivable	499,031	654,776
Domestic exchange settlements debits with other banks	612,305	1,150,620
Security deposits	1,170,326	1,174,207
Prepaid expenses	157,540	138,186
Prepaid corporate income tax	12,065	8,609
Deferred tax assets (see Note 29)	426,544	467,917
Income tax receivable	83,962	15,278
Other	93,911	108,916

Total	3,055,684	3,718,509

16.	Deposits

Deposits as of December 31, 2009 and 2010 were as follows:

			Weighted
	Korean Won (in millions)		average rate paid
	2009	2010	for 2010

Interest bearing deposits:
Interest bearing demand deposits	32,213,865	35,246,677	0.23%
Savings deposits	22,364,115	22,819,797	1.85%
Certificate of deposit accounts	12,771,095	3,315,194	4.36%
Other time deposits	102,975,477	118,670,817	3.59%
Mutual installment deposits	222,559	154,168	3.35%

Gross interest-bearing deposits	170,547,111	180,206,653	2.81%
Non-interest bearing deposits:
Demand deposits	7,026,580	6,118,985

Total	177,573,691	186,325,638	2.75%

Deposits with consolidated trust accounts, which were 1,905,857 million Won and 1,750,407 million Won as of December 31, 2009 and 2010, respectively, are included in interest bearing deposits (see Note 39).

The aggregate amount of time deposit accounts (including certificates of deposit) in denominations of 100 million Won or more at December 31, 2009 and 2010 were 90,001,444 million Won and 103,773,312 million Won, respectively.

As of December 31, 2009 and 2010, the aggregate amount of demand deposits that have been reclassified as loan balances, such as overdraft, were 392,484 million Won and 306,511 million Won, respectively.

The contractual schedule of maturities of certificate of deposit accounts, other time deposits and mutual installment deposits as of December 31, 2010 was as follows:

Korean Won
(in millions)

Due in 2011	113,212,261
Due in 2012	4,714,001
Due in 2013	1,518,034
Due in 2014	234,110
Due in 2015	642,689
2016 and thereafter	1,819,084

122,140,179

KDIC provides deposit insurance up to a total of 50 million Won per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of the deposit. In connection with the insurance, the Company paid deposit insurance fees in the amount of 150,544 million Won, 182,564 million Won and 211,584 million Won for the years ended December 31, 2008, 2009 and 2010, respectively.

17.	Other Borrowed Funds

A summary of other borrowed funds as of December 31, 2009 and 2010 is presented below.

	Korean Won (in millions)
	2009		2010
	Outstanding	Weighted average	Outstanding	Weighted average
	balance	interest rate	balance	interest rate

Borrowings from the BOK	1,560,378	1.36%	1,222,739	1.56%
Borrowings in foreign currencies	6,728,749	3.60%	7,114,602	0.53%
Borrowings from trust accounts	2,603,490	1.96%	1,848,768	2.00%
Other borrowings	1,942,640	4.66%	2,195,674	2.33%

Total	12,835,257	3.04%	12,381,783	1.47%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year. Certain securities have been pledged as collateral in connection with borrowings from BOK (see Notes 34).

Certain borrowing agreements of the Company contain covenants that limit the Company’s ability to pledge the assets to secure indebtedness, to dispose, sell or transfer assets or to enter into arrangements having a similar effect.

18.	Secured Borrowings

The Company transferred certain non-performing loans, debt securities and other assets to SPEs, which in turn issued beneficial interests collateralized by such loans, debt securities and other assets. In accordance with the FASB guidance, these transactions have been accounted for as secured borrowings. As a result, the loans, securities, and other assets collateralizing these borrowings are included in “Loans,” “Trading securities,” “Available-for-sale securities,” or “Other assets,” respectively, and the beneficial interests issued by the SPEs, which pay interest rates ranging from 1.0% to 12.2% per annum, are included in “Secured borrowings.”

A summary of the secured borrowings and relevant collateral as of December 31, 2009 is presented as follows:

				Korean Won (in millions)
		Annual		Secured	Collateral (carrying value)
		interest (%)	Maturity	borrowings	Loans	Securities	Others

Hanvit 9th ABS	Senior & subordinated collateralized bond obligation	14.0	2011	5,750	—	—	—
Woori Ship Mortgage 2-2 ABS	”	5.2	2010	120,000	—	—	119,875
KAMCO Value Recreation 1st	”	6.3	2012	110,506	273,520	—	—
Swan SF	”	3.3 - 3.4	2010	80,144	69,694	—	975
Woori Frontier	”	3.3 - 3.5	2010	95,132	—	115,587	2,203
An-Dong Raja 1st	”	1.0 - 5.7	2010	17,196	16,876	—	240
Hiking-Woori	”	15.0	2010	122	—	—	767
Woori SB 10TH	”	7.2 - 15.0	2010	23,908	61,597	—	13,229
Woori Autoplus 2nd	”	7.4 - 8.0	2010 - 2011	40,000	46,660	—	1,255
KAMCO Value Recreation 2nd	”	6.3	2012	16,872	26,219	—	—
KIB Invest	”	7.5	2010	31,000	—	37,815	674
HUB 1st	”	5.0 - 7.2	2010	23,290	—	32,107	905
Securities sold under repurchase agreement in Won		1.0 - 7.3	2010 - 2011	611,698	—	1,049,003	—
Securities sold under repurchase agreement in foreign currencies		4.6 - 5.3	2010 - 2014	350,280	—	60,965	—
Collateralized borrowings in Won		3.2 - 8.8	2010 - 2012	559,618	5,255	185,666	5,008
Collateralized borrowings in foreign currencies		2.8 - 3.7	2010 - 2014	191,722	—	757,541	—

Gross secured borrowings				2,277,238	499,821	2,238,684	145,131
Discount				(429)	—	—	—

Total				2,276,809	499,821	2,238,684	145,131

A summary of the secured borrowings and relevant collateral as of December 31, 2010 is presented as follows:

				Korean Won (in millions)
		Annual		Secured	Collateral (carrying value)
		interest (%)	Maturity	borrowings	Loans	Securities	Others

Swan SF	Senior & subordinated collateralized bond obligation	3.1	2011	471	—	—	50
An-Dong Raza 1st	”	3.1 - 8.0	2011	14,796	14,472	—	105
KAMCO Value Recreation 1st	”	12.2	2014	100,506	256,681	—	—
IB Global 1st	”	2.9	2011	67,400	67,393	—	2,439
Real DW 2nd	”	1.5 - 8.4	2013	120,000	118,944	—	1,525
Hermes STX	”	3.3	2011	30,200	29,482	—	365
BW 1st	”	3.6	2011	50,000	79,296	—	42
Kumho Trust 1st	”	3.3	2011	91,200	—	85,551	1,321
Woori More Conduit	”	3.2 - 4.8	2011	51,400	—	—	1,115
Woori IB Global Bond	”	3.0	2011	205,000	—	210,506	3,732
Hyundai Glory	”	2.9	2011	41,000	39,988	—	419
KDB Capital	”	3.1	2011	50,000	—	50,664	995
Vivaldi HL 1st	”	8.0	2011	50,000	49,705	—	564
Asiana Saigon	”	3.3	2011	59,000	58,245	—	656
TY 2nd Securitization Specialty	”	6.0	2011	228,000	—	—	212,837
KAMCO Value Recreation 2nd	”	5.6	2012	16,872	26,836	—	—
Euro Quanto 2nd	”	3.0	2011	51,000	—	52,365	671
Hybrid 1st	”	3.1	2011	260,300	—	294,449	3,284
Woori SB 10th	”	10.0	2012	12,258	28,167	—	17,798
Woori EA 3rd	”	8.0	2014	17,762	72,865	—	91
Woori EA 4th	”	8.0	2014	20,867	68,484	—	3,116
Woori EA 5th	”	8.0	2014	13,528	46,574	—	46
Woori EA 8th	”	8.0	2014	31,047	70,156	—	—
HUB 1st	”	7.0	2011	14,195	—	22,228	—
HUB 2nd	”	9.5	2013	20,441	—	28,929	67
HUB 3rd	”	9.5	2013	16,900	—	13,933	2,235
Securities sold under repurchase agreement in Won currency		1.0 - 7.3	2011 - 2012	825,344	—	807,883	—
Securities sold under repurchase agreement in foreign currencies		4.6 - 5.3	2013 - 2015	718,602	—	787,755	—
Collateralized borrowings in Won currency		3.2 - 8.8	2011 - 2012	381,331	317,600	884,587	—
Collateralized borrowings in foreign currencies		2.8 - 3.7	2012	438,650	400,000	—	—

Gross secured borrowings				3,998,070	1,744,888	3,238,850	253,473
Discount				—	—	—	—

Total				3,998,070	1,744,888	3,238,850	253,473

In addition to the above collateral, the SPEs also held cash and cash equivalents and other bank deposits of 27,874 million Won and 76,181 million Won as of December 31, 2009 and 2010, respectively, which have been collected from the loans, securities and other assets. Those cash and cash equivalents and other bank deposits are to be used to repay the related borrowings when due and are included in “Cash and cash equivalents” and “Interest bearing deposits in other banks” in the consolidated balance sheets.

The combined aggregate amount of contractual maturities of all secured borrowings as of December 31, 2010 was as follows:

Korean Won
(in millions)

Due in 2011	2,861,573
Due in 2012	160,782
Due in 2013	541,088
Due in 2014	140,150
Due in 2015	294,477

Gross secured borrowings	3,998,070
Less: Discount	—

3,998,070

19.	Long-Term Debt

The following table is a summary of long-term debt (net of unamortized original issue discount) as of December 31, 2009 and 2010:

	Korean Won (in millions)
	2010
	Interest (%)	Maturity	2009	2010

Senior
Holding Company
Won currency
Finance debentures	4.0 - 8.2	2011 - 2015	3,750,000	3,639,050

Subsidiaries
Won currency
Notes payable to government funds	2.0 - 3.0	2011 - 2020	104,130	76,968
Floating rate notes payable to government funds(1)	0.0 - 7.0	2011 - 2025	2,060,744	2,042,097
Floating rate notes payable to Seoul Municipal Government(1)	0.0 - 4.2	2011 - 2023	1,551,064	1,357,876
Floating rate notes payable to other municipal government(1)	0.0 - 6.0	2011 - 2015	1,546,721	1,330,717
Floating rate notes payable to Industrial Bank of Korea(1)	2.0 - 3.8	2011 - 2014	2,678	1,753
Notes payable to other banks	1.3 - 4.1	2011 - 2012	386,893	68,873
Floating rate notes payable to other banks(1)	0.0 - 8.3	2011 - 2012	1,041,984	1,442,558
Floating rate obligations under capital leases(1)	4.2 - 6.0	2011 - 2015	102,664	73,204
Finance debentures	3.4 - 10.5	2011 - 2039	19,646,430	13,744,087
Convertible debentures	—	—	793	—
Floating rate finance debentures(1)	3.0 - 8.5	2011 - 2023	1,268,479	1,559,133

Sub total			27,712,580	21,697,266

	Korean Won (in millions)
	2010
	Interest (%)	Maturity	2009	2010

Foreign currencies
Notes payable to Ministry of Finance and Economics	0.5	2013	1,201	876
Notes payable to other banks	0.01 - 0.02	2011	444,423	432,318
Floating rate notes payable to other banks(1)	0.04 - 7.0	2011 - 2014	2,077,829	1,913,265
Floating rate finance debentures(1)	0.5 - 9.9	2011 - 2014	1,769,311	1,138,523
Mid-term notes	4.0 - 8.3	2011 - 2037	3,482,159	4,044,706

Sub total			7,774,923	7,529,688

Subordinated
Subsidiaries
Won currency
Finance debentures	5.3 - 10.3	2011 - 2018	2,486,432	5,037,293
Floating rate finance debentures(1)	5.8	2012	50,000	50,000

Sub total			2,536,432	5,087,293

Foreign currencies
Finance debentures	6.0 - 7.6	2014 - 2016	1,634,688	1,592,351

			1,634,688	1,592,351

Gross long-term debt			43,408,623	39,545,648

Add: Premium			—	—
Less: Discount			(68,760)	(58,719)

			43,339,863	39,486,929

(1)	Interest rates on floating rate debt are those rates in effect at December 31, 2010.

Long-term debt is predominately denominated in Won, U.S. Dollar or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Inter-Bank Offered Rate, which are reset on a monthly, semi-annual or quarterly basis, or the monthly Public Fund Prime Rate published by the Korean government. The weighted-average interest rate for long-term debt was 4.95% and 4.92% as of December 31, 2009 and 2010, respectively.

The combined aggregate amount of contractual maturities of all long-term debt as of December 31, 2010 was as follows:

Korean Won
(in millions)

Due in 2011	9,260,833
Due in 2012	9,781,234
Due in 2013	5,067,014
Due in 2014	4,403,295
Due in 2015	4,357,297
2016 and thereafter	6,675,975

39,545,648

Convertible debentures

As of December 31, 2009, the Company had convertible debentures of 793 million Won which was issued by Woori Financial. The convertible debentures were redeemed on May 4, 2010 at maturity and there were no shares issued with convertible rights and liabilities.

20.	Other Liabilities

Other liabilities as of December 31, 2009 and 2010 consisted of the following:

	Korean Won (in millions)
	2009	2010

Accrued severance benefits (see Note 31)	97,547	62,295
Allowance for credit-related commitments (see Note 11)	296,442	440,339
Accounts payable	430,674	512,854
Unearned income	139,175	141,463
Tax withholdings and income tax payable	168,257	242,916
Deferred tax liabilities (see Note 29)	38,020	40,020
Security deposits received	295,116	418,482
Due to agencies	984,008	1,405,090
Domestic exchange settlements credits with other banks	479,086	174,398
Foreign exchanges	376,715	581,935
Account for agency business	268,598	295,472
Other	1,038,956	704,671

Total	4,612,594	5,019,935

21.	Common Stock

Capital stock

The Company has 2,400 million authorized shares of common stock with a 5,000 Won par value, of which 806,015,340 shares were issued and 806,012,780 shares, net of 2,560 shares of treasury stock, were outstanding as of December 31, 2009 and 806,012,779 shares, net of 2,561 shares of treasury stock, were outstanding as of December 31, 2010. The Company’s common stock owned by KDIC totaled to 531,738,609 shares (65.97%, not considering the treasury stock) as of December 31, 2009 and to 459,198,609 shares (56.97%, not considering the treasury stock) as of December 31, 2010.

Treasury stock

Treasury stock is recorded at cost. The changes in the treasury stock of the Company for the years ended December 31, 2008, 2009 and 2010 were as follows:

Description	Shares increase	Shares decrease	Net changes

Shares at January 1, 2008			26,540

2008—re-issuance	—	23,980	(23,980)
2010—purchase	1	—	1

Shares at December 31, 2010			2,561

In 2008, the Company re-issued 23,980 shares through trusts and private equity funds which are excluded in consolidation.

22.	Additional Paid-in Capital

The amount resulting from liabilities in excess of identified assets of the acquired banks has been classified as “deficit equity,” presented as a reduction of additional paid-in capital (“APIC”). The amount of 3,778,023 million Won resulting from this “deficit equity” has been reduced by the tax benefits resulting from the acquired entity’s deductible temporary differences and NOL carryforwards at the acquisition date.

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

From December 29 through December 31, 2000, the Bank Subsidiaries and Woori Credit Card received 3,466,800 million Won from KDIC, in connection with the purchase by KDIC of newly issued shares of the banks. These amounts have been recorded as additional paid-in capital in the accompanying consolidated financial statements. During 2001, the Bank Subsidiaries and Woori Credit Card received 2,583,600 million Won from KDIC, as additional capital injection. These amounts have been recorded as additional paid-in capital in the accompanying consolidated financial statements.

On November 3, 2000, KDIC established Woori Investment Bank (see Note 1) by contributing capital of 170,493 million Won, which has been recorded as additional paid-in capital by the Holding Company. On March 24, 2001, additional contributed capital of 30,913 million Won from KDIC has been recorded as additional paid-in capital.

Upon legal establishment of the Holding Company on March 27, 2001, 3,637,293 million Won of injected capital which had been classified as additional paid-in capital in connection with the purchase by KDIC of newly issued shares of the respective banks was transferred to common stock.

The capital injection was considered taxable income in Korea and was recorded net of the applicable tax effect.

The components of and changes in APIC in 2009 and 2010 consisted of the following:

	Korean Won (in millions)
	2009		2010
	APIC	Deficit equity	APIC	Deficit equity

Balance, beginning of year	6,561,161	(1,562,567)	6,530,834	(1,562,567)
Capital transactions of affiliates	(30,327)	—	(2,209)	—

Balance, end of year	6,530,834	(1,562,567)	6,528,625	(1,562,567)

Total		4,968,267		4,966,058

23.	Retained Earnings

Retained earnings consisted of the following as of December 31, 2009 and 2010:

	Korean Won (in millions)
	2009	2010

Appropriated retained earnings:
Legal reserve	1,974,846	2,204,140
Other statutory reserves	32,662	38,041
Unappropriated retained earnings	1,494,107	2,366,391

Total	3,501,615	4,608,572

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

24.	Accumulated Other Comprehensive Income, Net of Tax

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2008, 2009 and 2010, the non-owner equity changes were composed of foreign currency translation adjustments and unrealized holding gains and losses on investment securities. Below are the components of accumulated other comprehensive income and the related tax effects allocated to each component for the years ended December 31, 2008, 2009 and 2010.

	Korean Won (in millions)
	Foreign	Net unrealized	Accumulated
	currency	holding gains on	other
	translation	investment	comprehensive
	adjustments	securities	income, net of tax

Balance, January 1, 2008	(28,822)	698,832	670,010

Foreign currency translation adjustments, net of tax of (14,513) million Won	(461)	—	(461)
Net unrealized holding gains arising on investment securities, net of tax of 17,294 million Won	—	(61,317)	(61,317)
Reclassification adjustment for gains included in net income, net of tax of 68,339 million Won	—	(78,882)	(78,882)

Change in 2008	(461)	(140,199)	(140,660)

Balance, December 31, 2008	(29,283)	558,633	529,350

Cumulative adjustment for accounting change	—	(4,972)	(4,972)

Adjusted balance, December 31, 2008	(29,283)	553,661	524,378

Foreign currency translation adjustments, net of tax of 17,517 million Won	(32,588)	—	(32,588)
Net unrealized holding gains arising on investment securities, net of tax of (45,908) million Won	—	188,321	188,321
Reclassification adjustment for gains included in net income, net of tax of 119,116 million Won	—	(314,034)	(314,034)

Change in 2009	(32,588)	(125,713)	(158,301)

Balance, December 31, 2009	(61,871)	427,948	366,077

Foreign currency translation adjustments, net of tax of (3,356) million Won	(5,825)	—	(5,825)
Net unrealized holding gains arising on investment securities, net of tax of (44,987) million Won	—	192,551	192,551
Reclassification adjustment for gains included in net income, net of tax of 60,103 million Won	—	(189,359)	(189,359)

Change in 2010	(5,825)	3,192	(2,633)

Balance, December 31, 2010	(67,696)	431,140	363,444

25.	Noncontrolling interest

Noncontrolling interest represents the equity for the outstanding voting stock of subsidiaries not owned by the Company (see Note 37). The changes in noncontrolling interest in 2008, 2009 and 2010 consisted of noncontrolling interest in net income of subsidiaries, noncontrolling interest in changes in other comprehensive income of subsidiaries and changes in noncontrolling interest resulting from acquisitions and changes in the ownership percentage of subsidiaries.

The Company acquired the remaining 30% interest in Woori Credit Suisse Asset Management from Credit Suisse Asset Management in October 2009 and the remaining 49% interest in Woori SB Asset Management from CRT 9 Yugen Kaisha in December 2009. As a result, Woori Credit Suisse Asset Management and Woori SB Asset Management became wholly owned subsidiaries of the Company. After acquisition, Woori Credit Suisse Asset Management and Woori SB Asset Management changed its name to Woori Asset Management and Woori AMC, respectively. In addition, the Company acquired 2.41% interest in Woori Financial in October 2009. In 2010, there was no change in noncontrolling interest resulting from acquisitions and changes in the ownership percentage of subsidiaries.

In 2009, the effect of changes in the Company’s ownership interest in its subsidiaries is as following:

Korean Won
(in millions)
2009

Net income attributable to common stockholders	1,134,567
Transfer from (to) noncontrolling interest
Changes in capital surplus resulting from purchase of 1,998,600 Woori Asset Management common shares (30)%	(27,555)
Change in capital surplus resulting from purchase of 392,000 Woori AMC common shares (49)%	(2,142)
Change in capital surplus resulting from purchase of 409,484 Woori Financial common shares (2.41)%	677

Change from net income attributable to common stockholders and transfer from (to) noncontrolling interest	1,105,547

26.	Non-Interest Income

The components of non-interest income for the years ended December 31, 2008, 2009 and 2010 were as follows:

	Korean Won (in millions)
	2008	2009	2010

Trust fees, net	33,835	22,397	33,501

Fees and commission income
From credit cards	616,311	661,575	722,453
From currency transfers	876,086	735,189	707,140
From letters of credit	111,724	113,172	119,957
Other	388,565	378,294	372,366

	1,992,686	1,888,230	1,921,916

	Korean Won (in millions)
	2008	2009	2010

Trading revenue, net
Debt securities	111,718	(94,512)	80,112
Equity securities	(119,177)	95,841	61,927
Beneficiary certificates	4,173	7,854	42,821
FX transactions	1,295,512	874,750	271,263
Derivative instruments	(1,740,564)	(606,619)	154,101

	(448,338)	277,314	610,224

Other-than-temporary impairment losses on debt securities:
Total other-than-temporary impairment losses	(508,490)	(186,035)	(129,023)
Less : Unrealized other-than-temporary impairment losses recognized in OCI	—	—	—

Net impairment losses recognized in earnings	(508,490)	(186,035)	(129,023)

Investment securities gain (loss), net(1)
Debt securities	56,921	329,221	340,794
Equity securities	(48,558)	724,590	726,056
Beneficiary certificates	(10,219)	(31,506)	23,044

	(1,856)	1,022,305	1,089,894

Other non-interest income
Gain on disposal of premises and equipment	7,254	149,354	1,458
Gain on sales of loans	8,980	106,873	177,504
Other	223,286	171,393	223,995

	239,520	427,620	402,957

Total non-interest income	1,307,357	3,451,831	3,929,469

(1)	Impairment losses on equity securities, beneficiary certificates and other investment for the years ended December 31, 2008, 2009 and 2010 were 136,697 million Won, 112,233 million Won and 161,855 million Won, respectively.

27.	Non-Interest Expense

The components of non-interest expense for the years ended December 31, 2008, 2009 and 2010 were as follows:

	Korean Won (in millions)
	2008	2009	2010

Salaries and employee benefits
Salaries and other benefits	1,079,221	1,100,350	1,140,672
Provision for accrued severance benefits	102,949	130,616	114,095

	1,182,170	1,230,966	1,254,767

Depreciation and amortization
Depreciation of premises and equipment	249,446	206,478	189,593
Amortization of other intangible assets	90,388	75,116	63,537

	339,834	281,594	253,130

Other administrative expenses	1,181,168	1,150,962	1,225,004

Fees and commissions
Paid on remittances and collections	82,411	102,613	100,602
Paid on letters of credit	30,387	38,178	24,271
Paid on credit cards	333,838	320,646	346,446

	446,636	461,437	471,319

Other non-interest expense
Loss on disposal of premises and equipment	1,037	855	2,389
Loss on sales of loans	2,598	15,061	27,700
Other	982,132	951,650	892,436

	985,767	967,566	922,525

Total non-interest expense	4,135,575	4,092,525	4,126,745

28.	Regulatory Requirements

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

The following capital ratios are in accordance with the FSS guidelines, which are materially consistent with BIS guidelines. The ratios are calculated based on each of the Bank Subsidiaries’ consolidated financial statements prepared in compliance with Korean GAAP that may differ from U.S. GAAP in certain significant respects as of December 31, 2009 and 2010:

	Korean Won (in millions)
	2009
		Kwangju	Kyongnam
	Woori Bank	Bank	Bank

Tier 1 Capital	14,470,192	996,402	1,470,717
Tier 2 Capital	6,554,495	623,569	611,440
Less: Investment in non-consolidated equity investees(1)	(235,571)	(16,800)	—

Total risk-adjusted capital	20,789,116	1,603,171	2,082,157

Risk-weighted assets
On-balance sheet assets	158,206,085	10,797,932	13,767,243
Off-balance sheet assets	10,369,252	464,729	502,450

Total risk-weighted assets	168,575,337	11,262,661	14,269,693

Tier 1 capital ratio	8.58%	8.85%	10.31%
Tier 2 capital ratio	3.89%	5.54%	4.28%
Total risk-based capital ratio	12.33%	14.23%	14.59%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are deducted from total capital, but not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.

	Korean Won (in millions)
	2010
		Kwangju	Kyongnam
	Woori Bank	Bank	Bank

Tier 1 Capital	15,210,606	1,067,798	1,551,353
Tier 2 Capital	5,581,232	498,831	694,786
Less: Investment in non-consolidated equity investees(1)	(89,384)	(16,800)	—

Total risk-adjusted capital	20,702,454	1,549,829	2,246,139

Risk-weighted assets
On-balance sheet assets	153,319,320	10,891,762	13,737,311
Off-balance sheet assets	11,039,399	484,554	452,645

Total risk-weighted assets	164,358,719	11,376,316	14,189,956

Tier 1 capital ratio	9.25%	9.39%	10.93%
Tier 2 capital ratio	3.40%	4.38%	4.90%
Total risk-based capital ratio	12.60%	13.62%	15.83%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are deducted from total capital, but not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.

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

Capital ratios of Woori Bank in accordance with the additional reporting requirements and Woori Bank’s consolidated financial statements prepared in accordance with Korean GAAP, which may vary in certain significant respects from U.S. GAAP, as of December 31, 2009 and 2010, are as follows:

	Korean Won (in millions)
	2009	2010

Tier 1 Capital	14,470,192	15,210,606
Tier 2 Capital(1)	6,277,337	5,326,632

Total risk-adjusted capital	20,747,529	20,537,238

Risk-weighted assets for credit risk	162,712,944	157,950,787
Risk-weighted assets for market risk	2,535,446	1,257,264

Total risk-weighted assets	165,248,390	159,208,051

Tier 1 capital ratio	8.76%	9.55%
Tier 2 capital ratio	3.80%	3.35%
Total risk-based capital ratio	12.56%	12.90%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from Tier 2 pursuant to the guidelines of the FSS.

On January 1, 2008, the Company adopted Basel II, which uses a “three pillar” concept—minimum capital requirements, supervisory review process and market discipline—in compliance with the FSS and BIS guidelines. FSS mandated the Company to simultaneously report BASEL I and BASEL II ratios in the years of 2008 and 2009.

The following capital ratios are in accordance with the FSS BASEL II guidelines, which are materially consistent with BIS guidelines. The ratios are calculated based on each of the Bank Subsidiaries’ consolidated financial statements prepared in compliance with Korean GAAP that may differ from U.S. GAAP in certain significant respects as of December 31, 2009 and 2010:

	Korean Won (in millions)
	2009
		Kwangju	Kyongnam
	Woori Bank	Bank	Bank

Tier 1 Capital	14,211,015	988,002	1,470,717
Tier 2 Capital(1)	5,452,417	619,765	611,440

Total risk-adjusted capital	19,663,432	1,607,767	2,082,157

Risk-weighted assets for credit risk	125,347,460	10,836,822	14,125,872
Risk-weighted assets for market risk	2,535,446	33,300	63,438
Risk-weighted assets for operational risk	7,788,073	760,188	1,006,580
Risk-weighted assets for required capital adjustment(2)	991,439	—	—

Total risk-weighted assets	136,662,418	11,630,310	15,195,890

Tier 1 capital ratio	10.40%	8.50%	9.68%
Tier 2 capital ratio	3.99%	5.33%	4.02%
Total risk-based capital ratio	14.39%	13.82%	13.70%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from Tier 2 pursuant to the guidelines of the FSS.
(2)	Represent required capital adjustment in the calculation of risk-weighted assets pursuant to the guidelines of the FSS.

	Korean Won (in millions)
	2010
		Kwangju	Kyongnam
	Woori Bank	Bank	Bank

Tier 1 Capital	15,051,571	1,059,398	1,551,353
Tier 2 Capital(1)	4,286,821	492,009	694,786

Total risk-adjusted capital	19,338,392	1,551,407	2,246,139

Risk-weighted assets for credit risk	123,369,843	10,897,133	14,727,737
Risk-weighted assets for market risk	1,257,264	9,588	94,629
Risk-weighted assets for operational risk	7,370,424	829,095	1,118,014

Total risk-weighted assets	131,997,531	11,735,816	15,940,380

Tier 1 capital ratio	11.40%	9.03%	9.73%
Tier 2 capital ratio	3.25%	4.19%	4.36%
Total risk-based capital ratio	14.65%	13.22%	14.09%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from Tier 2 pursuant to the guidelines of the FSS.

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

As of December 31, 2010, Woori Bank failed to meet two of the financial ratio targets; return on total assets, non-performing loan ratio, and Kwangju Bank failed to meet one of the financial targets; non-performing loan ratio.

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

As of December 31, 2010, the Holding Company failed to meet two of the financial ratio targets; return on total assets, non-performing loan ratio.

In March 2011, the Holding Company, Woori Bank, Kyongnam Bank and Kwangju Bank each entered into a new one-year business normalization plan with the KDIC that included new restructuring measures and financial targets.

29.	Income Tax

The components of income tax expense for the years ended December 31, 2008, 2009 and 2010 were as follows:

	Korean Won (in millions)
	2008	2009	2010

Current:
Domestic	360,721	173,745	479,582
Foreign	21,957	17,858	8,710

	382,678	191,603	488,292

Deferred:
Domestic	(22,122)	185,969	(74,677)
Foreign	(2,699)	2,117	1,514

	(24,821)	188,086	(73,163)

Total income tax expense	357,857	379,689	415,129

The tax effects of unrealized gains and losses on investment securities and foreign currency translation are recorded directly in stockholders’ equity as a component of “Accumulated other comprehensive income, net of tax.”

In accordance with the Korean Corporate Tax Act, the Holding Company and its wholly owned domestic subsidiaries have adopted a consolidated tax return from the year ended December 31, 2010. Such domestic subsidiaries represent Woori Bank, Woori FIS, Woori F&I, Woori Asset Management, Woori PE, Woori Credit Information and Woori AMC, which are subject to the consolidated tax return along with the Holding Company as of December 31, 2010. For all other subsidiaries of the Holding Company, income tax is calculated on an individual entity basis and losses incurred by these other subsidiaries cannot be offset against profits earned by any other profitable entity.

The tax on the operating profit differs from the theoretical amount that would arise at the basic tax rate in Korea as follows:

	Korean Won (in millions)
	2008	2009	2010

Income before income tax expense	485,744	1,491,644	1,643,926

Tax calculated at statutory tax rate(1)	133,580	360,978	397,830
Income not taxable for tax purposes	(76,509)	(78,250)	(70,149)
Expense not deductible for tax purposes	92,044	103,311	92,677
Increase (decrease) in valuation allowance affecting income tax expenses	24,364	(5,534)	7,883
Statutory tax rate change	187,631	2,363	(9,252)
Other	(3,253)	(3,179)	(3,860)

Income tax expense	357,857	379,689	415,129

(1)	27.5% for 2008, 24.2% for 2009 and 2010

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

In 2009, the Corporation Income Tax Law was further amended to defer the aforementioned effective date of the statutory tax rates of 11.0% for the first 200 million Won and 22.0% for the excess amount from 2010 and thereafter to 2012 and thereafter. As a result of the change in statutory tax rates, income tax expenses decreased by 9,252 million Won and deferred income tax assets related to temporary differences increased by 9,252 million Won.

The tax effects of temporary differences and NOLs that gave rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2009 and 2010 were as follows:

	Korean Won (in millions)
	2009	2010

Deferred tax assets:
Allowance for loan losses	—	95,187
Allowance for credit-related commitments	26,629	60,791
Valuation of trading securities	141,969	111,237
Valuation of investments	233,363	152,012
Derivatives valuation	45,956	804
Premises and equipment	19,553	20,193
Other temporary differences	330,211	447,637
NOL	111,059	50,266

Gross deferred tax assets	908,740	938,127
Less: Valuation allowance	(81,838)	(75,935)

Deferred tax assets	826,902	862,192

Deferred tax liabilities:
Interest income accrual	(21,008)	(69,731)
Allowance for loan losses	(110,310)	—
Valuation of trading securities	(40,554)	(50,370)
Valuation of investments	(92,857)	(85,696)
Derivatives valuation	(40,310)	(67,400)
Other temporary differences	(24,746)	(45,995)

Deferred tax liabilities excluding other comprehensive income related deferred tax liabilities	(329,785)	(319,192)

Other comprehensive income related deferred tax liabilities	(108,593)	(115,103)

Gross deferred tax liabilities	(438,378)	(434,295)

Net deferred tax assets	388,524	427,897

The changes in the valuation allowance in 2008, 2009 and 2010 were as follows:

	Korean Won (in millions)
	2008	2009	2010

Beginning of the year	217,040	92,343	81,838
Extinguishment of NOL carryforwards	(149,061)	(4,971)	(13,786)
Affecting income tax expenses	24,364	(5,534)	7,883

End of the year	92,343	81,838	75,935

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

During the years 2001 through 2005 to the extent that certain of the deferred tax assets were realized, the valuation allowances were reduced and recorded as a reduction of deficit equity (see Note 22). The Company’s net deferred tax assets are based on the expectation of future taxable income and utilization of tax planning strategies. Based on these factors, management believes it is more likely than not that the Company will realize net deferred tax assets of 388,524 million Won and 427,897 million Won as of December 31, 2009 and 2010.

As of December 31, 2010, the Company has NOL carryforwards totaling 228,484 million Won that expire from 2011 to 2015. The valuation allowance recorded by the Company at December 31, 2010 mostly represents the NOL carryforwards which are more likely than not to expire unutilized.

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2010 in the following table:

Korean Won
(in millions)

Total unrecognized tax benefits at January 1, 2010	18,850
Gross amount of increases for current years’ tax position	5,569
Gross amount of decreases for prior years’ tax position	(1,482)

Total unrecognized tax benefits at December 31, 2010	22,937

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and effective tax rate. As of December 31, 2010 and January 1, 2010, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate are 11,874 million Won and 11,856 million Won, respectively. The Company does not expect significant changes in the gross balance of unrecognized tax benefits to occur within the next 12 months.

The Company’s major tax jurisdiction is the Republic of Korea. In 2007, the National Tax Service completed their regular examination on Woori Bank’s income tax returns for the years 2002 through 2006 and Woori Bank filed a tax appeal for certain issues related to this examination. The final result of this examination and related tax appeal are appropriately reflected in the consolidated financial statements. Woori bank is currently under regular tax audit as of the reporting date for the tax years subsequent to the years which were covered in the prior tax audit in 2007. In 2010, the Holding Company and Kwangju Bank were audited for fiscal years up to 2009 and 2006, respectively. For Kyongnam Bank, all tax years subsequent to 2006 are open to tax audit. For other subsidiaries, tax years from 2005 are open to tax audit.

The Company’s continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. The Company had a total accrued interest income in the amount of 11,243 million Won and 123 million Won as of December 31, 2009 and 2010, respectively, and also recorded 336 million Won and 584 million Won of unrecognized tax benefits for penalties as a component of income tax expense as of December 31, 2009 and 2010, respectively.

During 2010, the Company recognized 446 million Won of tax expense related to interest and 248 million Won of tax expense related to penalties.

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

Convertible debentures issued by Woori Financial were included in the computation of diluted EPS of the Company in 2009 and 2010 but excluded from the computation of diluted EPS due to their anti-dilutive effect in 2008.

The following table is a summary of the computation of EPS for the years ended December 31, 2008, 2009 and 2010:

	Korean Won
	(in millions of Won,
	except per share amount)
	2008	2009	2010

Basic income per share:
Net income	150,305	1,134,567	1,281,726
Weighted average number of common shares outstanding (shares in thousands)	805,927	806,013	806,013

Basic net income per share	187	1,408	1,590

Diluted income per share:
Net income	150,305	1,134,567	1,281,726
Subsidiary’s EPS diluted effect	—	(52)	(21)

Net income for purpose of computing diluted income per share	150,305	1,134,515	1,281,705
Weighted average number of common shares outstanding (shares in thousands)	805,927	806,013	806,013

Weighted average number of common shares outstanding—assuming dilution (shares in thousands)	805,927	806,013	806,013

Diluted net income per share	187	1,408	1,590

31.	Employee Severance Plan

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

Accrued employee severance plan obligations included in “Other liabilities” as of December 31, 2008, 2009 and 2010 were as follows:

	Korean Won (in millions)
	2008	2009	2010

Balance as of January 1,	304,132	302,952	217,402
Severance plan expense	103,399	130,616	114,095
Plan payments	(104,566)	(216,166)	(122,493)
Other	(13)	—	—

Balance as of December 31,	302,952	217,402	209,004
Contribution to severance insurance deposit(1)	(144,522)	(119,855)	(146,709)

	158,430	97,547	62,295

(1)	Includes the amount contributed to the National Pension Fund prior to April 1999 of 52 million Won, 42 million Won, and 36 million Won in 2008, 2009 and 2010 respectively.

The Company expects to make the following future severance payments to its employees upon their normal retirement age:

Korean Won
(in millions)

Expected payments in 2011	326
Expected payments in 2012	757
Expected payments in 2013	2,821
Expected payments in 2014	16,134
Expected payments in 2015	17,881
Expected payments from 2016 to 2020	176,408

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement dates. These amounts do not include amounts that might be paid to employees who will cease working with the Company before their normal retirement age.

Under the limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance plan”). Such withdrawal was included in the amount of plan payments. Total interim severance payments made by the Company were 95,066 million Won, 188,356 million Won and 96,525 million Won in 2008, 2009 and 2010, respectively.

In addition to regular termination benefits, the Company made redundancy payments of 29,942 million Won, 27,222 million Won and 35,977 million Won for the years ended December 31, 2008, 2009 and 2010, respectively to 157 employees, 138 employees and 139 employees, respectively, who accepted early retirement.

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

It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, as prescribed in the fair value hierarchy. When available, the Company uses quoted market prices to measure fair value. When observable market prices are not readily available, the Company generally estimates the fair value using techniques that rely on alternate market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility.

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

Beneficiary certificates are valued based on the basis of prices posted by asset management companies and the certificates are classified as Level 2 because the prices are binding and reflect current transactions except for the certificates in exchange-traded funds that are marked as Level 1.

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

Valuation Adjustments

By using derivatives, the Company is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. If a counterparty fails to perform, counterparty credit risk is equal to the amount reported as a derivative asset in the consolidated balance sheet. The amounts reported as a derivative asset are derivative contracts in a gain position. Few of the Company’s derivatives are listed on an exchange. The majority of derivative positions are valued using internally developed models that use as their basis observable market inputs. Therefore, an adjustment is necessary to reflect the credit quality of each derivative counterparty to arrive at fair value. Counterparty credit risk adjustments are applied to derivative assets, such as over-the-counter derivative instruments, when the market inputs used in valuation models may not be indicative of the creditworthiness of the counterparty. The adjustment is based on market-based measures of credit risk to the extent available. The adjustment also takes into account contractual factors designed to reduce the Company’s credit exposure to each counterparty. To the extent derivative assets (liabilities) are subject to master netting arrangements, the exposure used to calculate the credit risk adjustment is net of derivatives in a loss (gain) position with the same counterparty and cash collateral received (paid).

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

	Level 1	Level 2	Level 3	Total
	Korean Won (in millions)

Assets measured at fair value
Trading assets
Trading securities	2,899,761	6,438,769	752,339	10,090,869
Debt securities
Korean treasury and government agencies	2,531,691	848,547	—	3,380,238
Corporate	—	4,199,622	467,335	4,666,957
Financial institutions	—	891,027	—	891,027
Asset-backed securities	—	442,973	285,004	727,977
Equity securities	368,070	11,177	—	379,247
Beneficiary certificates	—	45,423	—	45,423
Foreign exchange spot contracts	—	1,373	—	1,373
Derivatives	—	3,812,027	321,010	4,133,037
Foreign currency derivatives	—	2,488,569	310,178	2,798,747
Interest rate derivatives	—	1,239,568	977	1,240,545
Equity derivatives	—	44,571	9,855	54,426
Commodity derivatives	—	39,319	—	39,319
Investments
Available-for-sale securities	2,782,763	12,624,829	651,674	16,059,266
Debt securities
Korean treasury and government agencies	2,571,773	1,776,127	—	4,347,900
Corporate	—	6,876,002	84,036	6,960,038
Financial institutions	—	2,264,591	670	2,265,261
Foreign governments	—	34,980	38,606	73,586
Asset-backed securities	—	323,881	514,608	838,489
Equity securities	210,990	153,477	3,299	367,766
Beneficiary certificates	—	1,195,771	10,455	1,206,226
Other assets-hedging derivatives	—	419	—	419
Liabilities measured at fair value
Foreign exchange spot contracts	—	2,705	—	2,705
Derivatives	2,730	3,635,994	489,812	4,128,536
Foreign currency derivative	—	2,152,913	—	2,152,913
Interest rate derivatives	—	1,286,144	1,141	1,287,285
Credit derivatives	—	—	192,265	192,265
Equity derivatives	2,730	154,749	296,406	453,885
Commodity derivatives	—	42,188	—	42,188
Other liabilities-hedging derivatives	—	4,649	—	4,649

The following table presents assets and liabilities measured at fair value on a recurring basis by fair-value hierarchy levels as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
	Korean Won (in millions)

Assets measured at fair value
Trading assets
Trading securities	3,020,252	6,397,102	—	9,417,354
Debt securities
Korean treasury and government agencies	2,758,237	529,831	—	3,288,068
Corporate	—	4,956,485	—	4,956,485
Financial institutions	—	837,955	—	837,955
Asset-backed securities	—	16,238	—	16,238
Equity securities	261,715	—	—	261,715
Beneficiary certificates	300	56,593	—	56,893
Foreign exchange spot contracts	—	1,855	—	1,855
Derivatives	29	3,508,161	172,705	3,680,895
Foreign currency derivatives	—	2,085,041	133,369	2,218,410
Interest rate derivatives	—	1,360,028	—	1,360,028
Credit derivatives	—	—	—	—
Equity derivatives	29	37,905	39,336	77,270
Commodity derivatives	—	25,187	—	25,187
Investments
Available-for-sale securities	3,700,531	14,590,664	729,129	19,020,324
Debt securities
Korean treasury and government agencies	2,930,507	3,739,270	—	6,669,777
Corporate	—	6,144,166	97,826	6,241,992
Financial institutions	—	2,986,435	—	2,986,435
Foreign governments	—	25,430	—	25,430
Asset-backed securities	—	787,805	26,741	814,546
Equity securities	651,034	13,522	10,559	675,115
Beneficiary certificates	118,990	894,036	594,003	1,607,029
Other assets-hedging derivatives	—	9,598	—	9,598
Liabilities measured at fair value
Foreign exchange spot contracts	—	2,099	—	2,099
Derivatives	2,829	3,030,356	301,915	3,335,100
Foreign currency derivatives	—	1,550,916	—	1,550,916
Interest rate derivatives	—	1,406,508	—	1,406,508
Credit derivatives	—	351	—	351
Equity derivatives	2,829	47,139	301,915	351,883
Commodity derivatives	—	25,442	—	25,442
Other liabilities-hedging derivatives	—	1,362	—	1,362

Changes in level 3 items measured at fair value on a recurring basis

Financial assets and liabilities are considered Level 3 when reported fair values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. At December 31, 2009, Level 3 fair value assets of 1,725,023 million Won represented 5.70% of total assets at fair value and 0.65% of total assets. Level 3 fair value liabilities of 489,812 million Won represented 11.84% of total liabilities at fair value and 0.19% of total liabilities at that date. At December 31, 2010, Level 3 fair value assets of 901,834 million Won represented 2.81% of total assets at fair value and 0.33% of total assets. Level 3 fair value liabilities of 301,915 million Won represented 9.04% of total liabilities at fair value and 0.12% of total liabilities at that date.

The following table presents additional information about Level 3 financial assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2009.

	Korean Won (in millions)
		Realized and Unrealized Gains (Losses)			Purchases,
			Included in		issuances
			other		and	Transfers		Unrealized
	January 1,	Included in	comprehensive		settlements,	into (out of)	December 31,	gains (losses)
	2009	earnings	income	Total	net	level 3(1)	2009	still held(2)

Trading assets
Trading securities	1,679,277	11,528	—	11,528	(938,466)	—	752,339	(281)
Debt securities
Corporate	1,679,277	11,768	—	11,768	(1,223,710)	—	467,335	(41)
Asset-backed securities	—	(240)	—	(240)	285,244	—	285,004	(240)
Derivatives	463,351	(373,465)	—	(373,465)	100,246	130,878	321,010	(337,998)
Foreign currency derivatives	343,026	(288,689)	—	(288,689)	182,188	73,653	310,178	(270,342)
Interest rate derivatives	69,718	(68,072)	—	(68,072)	(57,894)	57,225	977	(52,998)
Equity derivatives	50,607	(16,704)	—	(16,704)	(24,048)	—	9,855	(14,658)
Investments
Available-for-sale securities	619,114	458,880	84,383	543,263	(510,703)	—	651,674	—
Debt securities
Corporate	424,082	1,539	13,975	15,514	(355,560)	—	84,036	16,492
Financial institutions	—	—	—	—	670	—	670	—
Foreign governments	—	(20)	82	62	38,544	—	38,606	82
Asset-backed securities	194,975	457,695	69,312	527,007	(207,374)	—	514,608	72,389
Equity securities	57	(217)	897	680	2,562	—	3,299	897
Beneficiary certificates	—	(117)	117	—	10,455	—	10,455	485
Trading liabilities
Derivatives	1,054,882	(119,660)	—	(119,660)	(496,719)	51,309	489,812	(87,325)
Foreign currency derivatives	169,648	(57,298)	—	(57,298)	(166,271)	53,921	—	(53,746)
Interest rate derivatives	13,985	(2,262)	—	(2,262)	(4,246)	(6,336)	1,141	5,107
Credit derivatives	469,802	(96,370)	—	(96,370)	(195,541)	14,374	192,265	(89,788)
Equity derivatives	401,447	36,270	—	36,270	(130,661)	(10,650)	296,406	51,102

(1)	Transfers into or out of Level 3 are made if the inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively. The amounts presented as transfers into (out of) Level 3 represent the fair value as of the beginning of the period presented, and any gains or losses occurring on these assets and liabilities during the year which are presented as Level 3.
(2)	Represents the amount of total gains or losses for the year ended December 31, 2009, included in earnings (and accumulated other comprehensive income (loss) for changes in fair value of available-for-sale investments) attributable to the change in fair value relating to assets and liabilities classified as Level 3 and still held at December 31, 2009.

The following table presents additional information about Level 3 financial assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2010.

	Korean Won (in millions)
		Realized and Unrealized Gains (Losses)			Purchases,
			Included in		issuances
			other		and	Transfers		Unrealized
	January 1,	Included in	comprehensive		settlements,	into (out of)	December 31,	gains (losses)
	2010	earnings	income	Total	net	level 3(1)	2010	still held(2)

Trading assets
Trading securities	752,339	(8)	—	(8)	(752,331)	—	—	—
Debt securities
Corporate	467,335	—	—	—	(467,335)	—	—	—
Asset-backed securities	285,004	(8)	—	(8)	(284,996)	—	—	—
Derivatives	321,010	(136,427)	—	(136,427)	8,375	(20,253)	172,705	(134,101)
Foreign currency derivatives	310,178	(152,640)	—	(152,640)	13,175	(37,344)	133,369	(149,655)
Interest rate derivatives	977	(733)	—	(733)	(244)	—	—	(2,295)
Equity derivatives	9,855	16,946	—	16,946	(4,556)	17,091	39,336	17,849
Investments
Available-for-sale securities	651,674	58,243	65,972	124,215	(46,760)	—	729,129	65,972
Debt securities
Corporate	84,036	8,553	22,799	31,352	(17,562)	—	97,826	22,799
Financial institutions	670	—	—	—	(670)	—	—	—
Foreign governments	38,606	—	—	—	(38,606)	—	—	—
Asset-backed securities	514,608	49,690	(1,712)	47,978	(535,845)	—	26,741	(1,712)
Equity securities	3,299	—	—	—	7,260	—	10,559	—
Beneficiary certificates	10,455	—	44,885	44,885	538,663	—	594,003	44,885
Trading liabilities
Derivatives	489,812	(388,655)	—	(388,655)	182,491	18,267	301,915	25,253
Foreign currency derivatives	—	2,261	—	2,261	(2,262)	1	—	—
Interest rate derivatives	1,141	—	—	—	(1,141)	—	—	—
Credit derivatives	192,265	(394,846)	—	(394,846)	202,485	96	—	(82)
Equity derivatives	296,406	3,930	—	3,930	(16,591)	18,170	301,915	25,335

(1)	Transfers into or out of Level 3 are made if the inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively. The amounts presented as transfers into (out of) Level 3 represent the fair value as of the beginning of the period presented, and any gains or losses occurring on these assets and liabilities during the year which are presented as Level 3.
(2)	Represents the amount of total gains or losses for the year ended December 31, 2010, included in earnings (and accumulated other comprehensive income (loss) for changes in fair value of available-for-sale investments) attributable to the change in fair value relating to assets and liabilities classified as Level 3 and still held at December 31, 2010.

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a non-recurring basis and are not included in the tables above. These assets and liabilities primarily include assets measured at cost that have been written down to fair value during the period as a result of an impairment.

The following table presents only balances measured at fair value during the period and still held by level within the fair-value hierarchy as of December 31, 2009, for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2009.

	Korean Won (in millions)
	Level 1	Level 2	Level 3

Other investment assets(1)	—	—	88,238
Loans(2)	—	—	656,831
Goodwill(3)	—	—	65,488
Premises and equipment, net(4)	—	—	23,200
Assets held-for-sale(5)	—	—	1,725

(1)	The Company recorded impairment losses amounting to 63,443 million Won during the year ended December 31, 2009.
(2)	Represents carrying values net of allowances and cumulative impairment charges of related impaired loans which are collateral dependent and are evaluated based on the fair value of the underlying collateral. The fair value of the collateral for such impaired loans is based on the appraisal value of external valuation experts, as adjusted for significant inputs related to the foreclosure proceeding for such collateral, which inputs are deemed to be unobservable. The Company accordingly classified collateral dependent loans as Level 3.
(3)	The Company recorded impairment losses amounting to 20,620 million Won during the year ended December 31, 2009.
(4)	The Company recorded impairment losses amounting to 2,253 million Won during the years ended December 31, 2009.
(5)	The Company recorded impairment losses amounting to 1,630 million Won during the years ended December 31, 2009.

The following table presents only balances measured at fair value during the period and still held by level within the fair-value hierarchy as of December 31, 2010, for which a nonrecurring change in fair value has been recorded during the years ended December 31, 2010.

	Korean Won (in millions)
	Level 1	Level 2	Level 3

Other investment assets(1)	—	—	155,229
Loans(2)	—	—	2,512,895
Goodwill(3)	—	—	—
Premises and equipment, net(4)	—	—	—
Assets held-for-sale(5)	—	—	506

(1)	The Company recorded impairment losses amounting to 119,300 million Won during the year ended December 31, 2010.
(2)	Represents carrying values net of allowances and cumulative impairment charges of related impaired loans which are collateral dependent and are evaluated based on the fair value of the underlying collateral. The fair value of the collateral for such impaired loans is based on the appraisal value of external valuation experts, as adjusted for significant inputs related to the foreclosure proceeding for such collateral, which inputs are deemed to be unobservable. The Company accordingly classified collateral dependent loans as Level 3.
(3)	The Company recorded impairment losses amounting to 25,120 million Won during the year ended December 31, 2010.
(4)	The Company recorded impairment losses amounting to 323 million Won during the years ended December 31, 2010.
(5)	The Company recorded impairment losses amounting to 249 million Won during the years ended December 31, 2010.

Fair Value Disclosure

Fair value measurements and disclosure topics in the FASB guidance requires the disclosure of the estimated fair value of financial instruments, for which it is practicable to estimate fair value with certain financial instruments excluded. The following disclosure of the estimated fair value of financial instruments and the methods and assumptions used by the Company, by type of financial instrument, in estimating fair value, not otherwise disclosed above pursuant to the fair value measurements and disclosure accounting guidance, is made by the Company in accordance with the related FASB guidance. In estimating fair values, different market assumptions and estimation methodologies could significantly affect estimated fair value amounts.

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

Other borrowed funds: The aggregate fair value for other borrowed funds is based on quoted market prices, where available. For other borrowed funds whose quoted market prices are not available, a discounted cash flow model is used based on the current rates for debt with similar maturities.

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

Off-balance sheet instruments: Off-balance sheet instruments include financial guarantees and commitments to extend credit. Fair value of off-balance-sheet instruments is based on an estimate of the difference between fees currently charged to enter into similar agreements and fees paid to reduce or eliminate exposure to those agreements, taking into account of the remaining terms of the agreements and the counterparties’ credit standing.

The estimated fair values of the Company’s financial instruments as of December 31, 2009 and 2010 were as follows:

	Korean Won (in millions)
	2009		2010
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Financial assets:
Cash and cash equivalents	16,581,001	16,581,001	15,957,641	15,957,641
Restricted cash	588,350	588,350	478,167	478,167
Interest-bearing deposits in other banks	2,206,892	2,206,892	2,874,620	2,874,620
Call loans and securities purchased under resale agreements	6,524,407	6,524,407	4,464,814	4,464,814
Held-to-maturity securities	15,973,764	16,020,691	19,905,226	20,158,157
Other investment assets	2,565,159	2,615,250	2,601,124	2,635,150
Loans, net	184,058,238	183,091,579	186,331,136	185,827,575
Due from customers on acceptances	790,989	790,989	667,204	667,204
Accrued interest and dividends receivable	955,388	955,388	1,028,030	1,028,030
Loans held-for-sale	584,171	584,171	127,324	127,324
Other assets—security deposits	1,170,326	1,170,326	1,174,207	1,174,207
Other assets—off-balance sheet instruments	88,076	88,076	70,869	70,869
Financial liabilities:
Interest-bearing deposits	170,547,111	169,882,831	180,206,653	179,649,626
Non-interest bearing deposits	7,026,580	7,026,580	6,118,985	6,118,985
Call money	5,687,349	5,687,349	4,649,652	4,649,652
Acceptances outstanding	790,989	790,989	667,204	667,204
Other borrowed funds	12,835,257	12,835,257	12,381,783	12,381,783
Secured borrowings	2,276,809	2,279,478	3,998,070	3,945,553
Long-term debt	43,339,863	44,064,794	39,486,929	39,786,536
Accrued interest and payable	2,554,162	2,554,162	2,817,990	2,817,990
Other liabilities—security deposits received	295,116	295,116	418,482	418,482
Other liabilities—off-balance sheet instruments	88,076	88,076	70,869	70,869

33.	Derivative Financial Instruments and Hedging Activities

In the normal course of business, the Company enters into derivatives and foreign exchange contracts to manage the risk exposures of its customers. The Company also uses derivative instruments in reducing risk exposures relating to fluctuations in its own trading accounts, and asset and liabilities in response to interest rate and foreign exchange risks. The total notional amounts of the derivative contracts that the Company entered into as of December 31, 2009 and 2010, respectively, were as follows:

	Korean Won (in millions)
	2009	2010

Interest rate derivatives	150,874,313	213,949,223
Foreign currency derivatives	66,827,767	64,739,029
Equity derivatives	2,759,503	1,956,951
Credit derivatives	633,050	106,945
Commodity derivatives	861,794	497,602

	221,956,427	281,249,750

The combined aggregate notional amount by contractual maturities of the derivative contracts as of December 31, 2010 was as follows:

	Korean Won (in millions)
	Due in	Due after one year	Due after
	one year or less	through five years	five years	Total

Interest rate derivatives	101,303,236	99,171,692	13,474,295	213,949,223
Foreign currency derivatives	45,594,758	17,138,186	2,006,085	64,739,029
Equity derivatives	1,512,232	444,719	—	1,956,951
Credit derivatives	106,945	—	—	106,945
Commodity derivatives	497,602	—	—	497,602

	149,014,773	116,754,597	15,480,380	281,249,750

The Company uses interest rate derivatives principally to manage exposure to interest rate risk of LIBOR. Pay fixed interest rate swaps are used to convert fixed rate assets, principally securities, into synthetic variable rate instruments. Receive fixed interest rate swaps contracts are used to convert fixed rate funding sources into synthetic variable rate funding instruments. Cross-currency interest rate swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. Cross-currency swaps are used by the Company to convert foreign currency denominated assets and fundings denominated from one currency into another currency.

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

For the years ended December 31, 2008, 2009 and 2010, the Company has entered into only fair value hedge relationships whereby the Company entered into a derivative contract, which was designated as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. Changes in the fair value of the derivatives and the related hedged items are recognized currently in earnings. The Company applied fair value hedge accounting for the interest rate swap transactions that qualified for the short-cut method of hedge accounting. Since no ineffectiveness was assumed for those transactions, no ineffective portion was recognized in earnings for the years ended December 2008, 2009 and 2010.

The majority of the Company’s derivatives do not qualify for hedge accounting. Fair values of derivatives not qualifying for hedge accounting are reflected in “Trading assets” or “Trading liabilities” and any changes in fair values related to these derivatives transactions are reflected in “Trading revenue, net.” However, the fair values of derivatives qualifying for hedge accounting are included in “Other assets” or “Other liabilities” and the earnings impact of these fair value hedges is reflected in income/expense of the hedged items such as interest income or interest expense and the changes in fair value attributable to the risk being hedged for the hedged items are included in “Other non-interest income” or “Other non-interest expenses.” The following table presents amounts recognized in income related to the Company’s fair value derivative hedges for the years ended December 31, 2008, 2009 and 2010.

	Korean Won (in millions)
	Derivatives	Hedged Items

Interest rate risk
2008	(15,238)	14,063
2009	2,967	(2,580)
2010	4,827	(4,816)

Credit derivatives

The Company enters into credit derivatives primarily to facilitate client transactions. Credit derivatives derive value based on an underlying third party-referenced obligation and generally require the Company as the seller of credit protection to make payments to a buyer upon the occurrence of predefined credit events. Such credit events generally include bankruptcy of the referenced entity, debt restructuring and failure to pay under the obligation, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Company may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount. At December 31, 2010, all credit derivatives the Company has entered include only credit default swaps (“CDS”), in which the Company is the protection seller. Based on the credit quality of the underlying reference entities, all investments have been classified as investment grade and their expiration dates at December 31, 2010 are summarized as follows.

	Maximum	Less than	One to five	More than	Fair value
In millions of Won	Payout/Notional	one year	years	five years	liability

Credit default swaps	106,945	351	—	—	351

The maximum potential amount of future payments under CDS contracts presented in the table above is based on the notional value of the derivatives. The Company believes that the maximum potential amount of future payments for credit protection sold is not representative of the actual loss exposure based on historical experience. This maximum potential amount has not been reduced by the Company’s rights to the underlying assets and the related cash flows. In accordance with most CDS contracts, should a credit event (or settlement trigger) occur, the Company is usually liable for the difference between the protection sold and the recourse it holds in the value of the underlying assets. Thus, if the reference entity defaults, the Company will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection sold to the buyer. At December 31, 2010, the Company has not purchased protection against the credit protection sold to offset derivative contract positions.

The Company recognized gains (losses) on credit derivatives amounting to (369,862) million Won, 89,788 million Won and 742 million Won in 2008, 2009 and 2010, respectively, and charged the gains (losses) to current operations.

Credit related liquidity risk

Certain derivative instruments contain provisions that require the Company to post additional collateral upon the occurrence of a specified credit risk-related event. These events, which are defined by the existing derivative contracts, are primarily downgrades in the credit ratings of the Company and its affiliates. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position at December 31, 2010 is 629,032 million Won. The Company has posted 308,553 million Won as collateral for this exposure in the normal course of business as of December 31, 2010. If the credit-risk-related contingent features underlying these agreements were triggered on December 31, 2010, the Company would be required to post an additional 320,479 million Won of collateral to its counterparties.

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

a)	In October, 2001, The Export-Import Bank of Korea filed a lawsuit in Seoul District Court against Kwangju Bank with respect to its obligations relating to a certificate of guarantee to be issued on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea in the amount of $100 million, of which Kwangju Bank’s exposure amounts to $41 million. In December 2003, the Seoul District Court ruled against Kwangju Bank and required it to issue a certificate of guarantee on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea. Kwangju Bank appealed this decision to the Seoul High Court, which dismissed the appeal in December 2005. Kwangju Bank appealed the decision of the appellate court to the Supreme Court of Korea in January 2006, and the Supreme Court dismissed such appeal in July 2006. Subsequently, The Export-Import Bank filed an additional lawsuit in the Seoul District Court in December 2006 requesting monetary damages in satisfaction of Kwangju Bank’s obligations relating to the certificate of guarantee. Following a decision by the trial court in August 2008 ordering Kwangju Bank to pay $41 million of monetary damages to The Export-Import Bank of Korea and Kwangju Bank’s subsequent appeal of the trial court decision, the appellate court ruled in favor of The Export-Import Bank of Korea in December 2009 but reduced the amount of monetary damages payable by Kwangju Bank to $35 million. Such appellate court decision was appealed by both The Export-Import Bank of Korea and Kwangju Bank to the Supreme Court of Korea in January 2010, where the case is currently pending. The Company has established 57.9 billion Won of allowances relating to the lawsuit.

b)	Commencing in 2005, Woori Bank marketed and sold investment fund products known as the “Woori Power Income Funds,” created and managed by Woori Credit Suisse Asset Management, to customers in Korea. The funds have experienced significant declines in value, principally as a result of investments made in securities and derivative instruments of troubled financial institutions in the U.S. and elsewhere. In November 2008, in response to complaints filed by customers who suffered losses as a result of their investment in these products, the FSS ruled that Woori Bank should compensate such customers for 30% to 50% of the investment losses they suffered due to its failure to adequately disclose the risks associated with an investment in the products. In accordance with such ruling, Woori Bank has made compensation payments to customers in the aggregate amount of approximately 19 billion Won through June 20, 2011. Certain customers who invested in these products through Woori Bank have opted to file lawsuits against

Woori Bank based on its alleged failure to adequately disclose such risks, in order to obtain higher levels of compensation. As of June 20, 2011, 13 cases are still in process and the aggregate amount claimed against Woori Bank in such lawsuits is approximately 8 billion Won. In 12 of such lawsuits, the trial courts ruled that Woori Bank was liable for damages equal to approximately 20% to 45% of the losses suffered by the plaintiffs. These decisions were appealed to the appellate court by both the plaintiffs and Woori Bank, where they are currently pending. Additional lawsuits may be filed against Woori Bank with respect to its sales of such products, and the final outcome of such litigation remains uncertain.

c)	In 2008, certain of Woori Bank’s customers filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who have purchased KIKO products from Woori Bank were required to make large payments to Woori Bank. As of June 20, 2011, seven companies have filed lawsuits against Woori Bank alleging that the contracts under which the relevant KIKO products were sold by Woori Bank should be nullified and that Woori Bank should return payments received thereunder. The aggregate amount of such claims, as of June 20, 2011, was 47 billion Won, and such amount may increase as the lawsuits progress or in the event of further depreciation of the Won against U.S. dollar. As of June 20, 2011, two of such lawsuits were pending at the trial court, two were pending in the appellate court following appeals by the plaintiffs after trial court decisions in favor of Woori Bank and one was pending at the Supreme court of Korea following appeal by the plaintiff after both the trial court and the appellate court decided in Woori Bank’s favor. Additional lawsuits and motions for preliminary injunctions may be filed against Woori Bank with respect to KIKO products, and the final outcome of such litigation remains uncertain.

d)	In 2009, certain of Woori Asset Management’s customers filed lawsuits against it in connection with certain investment funds managed by Woori Asset Management which had invested in certain equity-linked securities issued by Lehman Brothers and incurred significant losses following the Lehman Brothers bankruptcy. The aggregate amount of such claims, as of June 20, 2011 was 26 billion Won, and the cases are currently pending. The Company has established 10 billion Won of allowances relating to the lawsuit.

e)	In 2009, certain of Woori Asset Management’s customers filed lawsuits against it in connection with certain investment funds managed by Woori Asset Managment which had invested in U.S. subprime mortgage loan-related assets and incurred significant losses following the global financial crisis. The aggregate amount of such claims, as of June 20, 2011, was 6 billion Won, and the cases are currently pending. The Company has established 718 million Won of allowances relating to the lawsuit.

f)	During May 2010, Kyongnam Bank, a consolidated subsidiary of the Company, discovered that certain employees issued unauthorized bank guarantees primarily on loans and specified trusts in the amount of 379 billion Won from December 2008 to April 2010. As of June 20, 2011, 17 counterparties had filed lawsuits claiming 316 billion Won against Kyongnam Bank with respect to such transactions. Additional lawsuits may be filed against Kyongnam Bank with respect to such transactions, and the final outcome of such litigation remains uncertain. At December 31, 2010, the Company had accrued 128 billion Won of contingent liabilities in such unauthorized guarantees. This is management’s best estimate of what the Company believes it will held liable in connection with the unauthorized guarantees made on behalf of the Company. The amount accrued could change materially as a result of the Company’s further legal actions and the outcome of legal proceedings, if instituted against the Company.

Lease commitments

The Company leases certain office space and equipment under non-cancelable agreements. Future minimum rental commitments for non-cancelable leases as of December 31, 2010 were as follows:

	Korean Won (in millions)
	Capitalized leases	Operating leases

2011	37,546	125,210
2012	21,680	120,620
2013	6,000	112,889
2014	6,000	98,272
2015	1,978	90,239
2016 and thereafter	—	92,194

Total minimum lease payments	73,204	639,424

Amount representing interest	(4,223)

Present value of minimum lease payments	68,981

Total rental expense for the years ended December 31, 2008, 2009 and 2010 was 228,410 million Won, 237,788 million Won and 218,880 million Won, respectively.

In lieu of rent, certain lease agreements require the Company to advance a non-interest-bearing refundable deposit to the landlord for the landlord’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Company has recorded an equal amount of rent expense and interest income related to these leases of 65,624 million Won, 68,612 million Won and 47,147 million Won on deposit balances of 1,194,003 million Won, 1,135,628 million Won and 1,129,953 million Won for the years ended December 31, 2008, 2009 and 2010, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

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

Management computes specific and probable loss components for credit-related commitments. As of December 31, 2008, 2009 and 2010, the allowance for credit-related commitments amounted to 299,966 million Won, 296,442 million Won and 440,339 million Won, respectively, which is reported in “Other liabilities.”

As of December 31, 2009 and 2010, the financial instruments whose contract amounts represent credit risk to the Company were as follows:

	Korean Won (in millions)
	2009	2010

Guarantees	14,596,500	13,150,833
Commercial letters of credit	6,452,370	6,467,866
Unused lines of credit:
Commercial	29,790,122	33,484,959
Credit cards	21,960,785	23,056,773
Consumer	7,251,585	7,586,064
Commitments to extend credit	3,991,373	3,258,553

Fund contribution commitments

On December 17, 2008 the Company committed to contribute 1,015,446 million Won to the Bond Market Stabilization Fund aimed at stabilizing the local debt market. As of December 31, 2010, the Company’s total contribution amounted to 507,723 million Won.

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2009 and 2010 were as follows:

	Korean Won (in millions)
	2009	2010

Short-term and long-term deposits	576,295	339,428
Available-for-sale securities	669,236	881,233
Held-to-maturity securities	8,240,975	6,155,051
Loans	499,821	1,744,888
Other pledged assets	143,257	138,544

Total	10,129,584	9,259,144

Obligation under guarantees

The Company provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The table below summarizes all of the Company’s guarantees as of December 31, 2010. The maximum potential amount of future payments represents the notional amount that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

	Korean Won (in millions)
						Maximum
						potential
	Expire	Expire		Current		amount of
	within one	after one		carrying	Collateral	future
	year	year	Total	value(1)	held	payment

Financial guarantees	1,623,007	530,266	2,153,273	11,761	594,876	2,153,273
Performance guarantees	7,295,675	3,701,885	10,997,560	23,818	2,950,643	10,997,560
Liquidity facilities to SPEs	1,152,753	2,105,800	3,258,553	35,290	24,487	3,258,553
Credit derivatives	106,945	—	106,945	351	—	106,945

(1)	Recorded as other liabilities

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

The Company typically has recourse to recover from the customer any amounts paid under these guarantees; in addition, the Company may hold cash or other highly liquid collateral to support these guarantees. In connection with financial guarantees and performance guarantees, the Company has recognized net unearned income amounting to 15,181 million Won and 17,444 million Won as of December 31, 2009 and 2010, respectively. Unearned income is included in “Other liabilities.”

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines to SPEs. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Company had commitments to provide liquidity to SPEs in amounts up to 4,623,712 million Won, 3,991,373 million Won and 3,258,553 million Won as of December 31, 2008, 2009 and 2010, respectively. Although the Company did not sell assets to some of these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. The Company has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

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

Presented in the table below is the maximum potential amount of future payments classified based upon internal and external credit ratings as of December 31, 2010.

	Investment	Non-Investment
(In millions of Won)	Grade	Grade	Not Rated	Total

Financial guarantees	1,790,200	345,450	17,623	2,153,273
Performance guarantees	6,448,383	4,483,761	65,416	10,997,560
Liquidity facilities to SPEs	2,999,973	258,580	—	3,258,553

Total	11,238,556	5,087,791	83,039	16,409,386

The Company has entered into credit derivatives with unrelated parties for credit enhancement purposes. These derivatives are recorded on the balance sheet at fair value. As of December 31, 2009 and 2010, these credit derivatives had an aggregate notional amount of 633,050 million Won and 106,945 million Won, respectively, which represents the maximum potential amount of future payments on the contracts. The carrying amount of these derivatives amounted to 192,265 million Won and 351 million Won of liabilities, as of December 31, 2009 and 2010, respectively.

In the normal course of the Company’s business, indemnification clauses are often included in standard contractual terms with an assessment that risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify which have not occurred and are not expected to occur. No amounts were reflected on the consolidated balance sheet as of December 31, 2009 and 2010 related to these indemnifications.

35.	Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 95.95% and 95.99% of the Company’s loan portfolio as of December 31, 2009 and 2010, respectively. Investments in debt and equity securities of Korean entities comprised 98.63% and 99.42% of the Company’s investment portfolio as of December 31, 2009 and 2010, respectively.

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

The table below indicates major products including both on-balance sheet (principally loans) and off-balance sheet (principally unused lines of credit) exposures as of December 31:

	Korean Won (in millions)
	2009			2010
	Credit	On-balance	Off-balance	Credit	On-balance	Off-balance
	exposure	sheet(1)	sheet	exposure	sheet(1)	sheet

Commercial loans(1)	176,993,423	122,163,058	54,830,365	180,017,216	123,655,005	56,362,211
Credit cards	26,058,938	4,098,153	21,960,785	27,411,102	4,354,329	23,056,773
Consumer	69,300,399	62,048,814	7,251,585	71,286,719	63,700,655	7,586,064

Total	272,352,760	188,310,025	84,042,735	278,715,037	191,709,989	87,005,048

(1)	Includes loans and due from customers on acceptances and excludes unearned income.
(2)	In addition, the Company has exposure to credit derivatives in the notional amount of 633,050 million Won and 106,945 million Won as of December 31, 2009 and 2010, respectively.

36.	Related Party Transactions

The Company considers transactions with its majority shareholder (KDIC), directors, employees and trust accounts to be related party transactions. A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits and debt securities. These transactions are carried out on commercial terms and conditions and at market rates.

Loans to related parties

The table below summarizes the changes in the amount of loans to KDIC, trust accounts, directors and executive officers, and employees.

	Korean Won (in millions)
	2008			2009			2010
	KDIC	Directors	Employees	KDIC	Directors	Employees	KDIC	Directors	Employees

Loan as of January 1,	25,600	69	220,862	25,600	29	254,935	—	97	238,505
New loans	—	—	124,354	—	101	126,103	—	189	137,146
Repayments	—	(40)	(90,281)	(25,600)	(33)	(142,533)	—	(23)	(136,278)

Loan as of December 31,	25,600	29	254,935	—	97	238,505	—	263	239,373

Other balances as of December 31, 2008, 2009 and 2010 and the related expense and income for the years then ended for related party transactions were as follows:

	Korean Won (in millions)
	2008				2009				2010
	KDIC	Trust(1)	Directors	Employees	KDIC	Trust(1)	Directors	Employees	KDIC	Trust(1)	Directors	Employees

Debt securities	540,161	—	—	—	401,121	—	—	—	856,501	—	—	—
Other assets	—	12,894	—	—	—	5,320	—	—	—	7,067	—	—
Other borrowed funds	—	4,130,672	—	—	—	2,603,490	—	—	—	1,848,768	—	—
Fees and commissions income	—	33,835	—	—	—	22,397	—	—	—	33,501	—	—
Interest income on loans	1,593	—	1	12,984	852	—	1	11,439	—	—	5	11,769
Interest income on securities	23,184	—	—	—	23,930	—	—	—	23,290	—	—	—
Interest expense on other borrowed funds	—	252,124	—	—	—	103,712	—	—	—	65,563	—	—
Trading revenue, net	1,153	—	—	—	(283)	—	—	—	674	—	—	—
Investment securities gain, net	196	—	—	—	63	—	—	—	206	—	—	—

(1)	Trust accounts are explained in Note 39.

37.	Subsidiaries

Subsidiaries of the Holding Company as of December 31, 2009 and 2010 were as follows:

		Percentage
	Country of	Ownership(1)
Subsidiary name	incorporation	2009	2010

Woori FIS Co., Ltd.	Korea	100%	100%
Woori Asset Management Co., Ltd.	Korea	100%	100%
TY 2nd Securitization Specialty Co., Ltd.(2)(3)	Korea	—	0%
Woori Financial	Korea	52.52%	52.52%
Woori PE	Korea	100%	100%
Woori Private Equity Fund(4)	Korea	46.50%	46.50%
Kumho Investment Bank Co., Ltd.	Korea	41.44%	41.44%
Woori EL Co., Ltd.(2)	Korea	100%	100%
Sahn Eagles LLC.(2)(3)	U.S.A.	60%	60%
Woori BK Co., Ltd.(2)	Korea	100%	100%
KIB Invest LLC.(2)(3)	Korea	0%	0%
HUB 1st Co., Ltd.(2)(3)	Korea	0%	0%
HUB 2nd Co., Ltd.(2)(3)	Korea	—	0%
HUB 3rd Co., Ltd.(2)(3)	Korea	—	0%
Two Eagles KIB, LLC.(2)	U.S.A.	—	100%
Two Eagles, LLC.(2)	U.S.A.	—	55%
Woori F&I	Korea	100%	100%
Woori AMC Co., Ltd.	Korea	100%	100%
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.(2)	Korea	100%	100%
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.(2)	Korea	100%	100%
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.(2)	Korea	100%	100%
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.(2)	Korea	100%	100%
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.(2)	Korea	100%	100%
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.(2)	Korea	100%	100%
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.(2)	Korea	94.57%	94.57%

		Percentage
	Country of	Ownership(1)
Subsidiary name	incorporation	2009	2010

Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd.(2)	Korea	—	100%
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd.(2)	Korea	—	100%
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd.(2)	Korea	—	100%
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd.(2)	Korea	—	100%
Woori EA Third Asset Securitization Specialty Co., Ltd.(2)	Korea	—	70%
Woori EA Fourth Asset Securitization Specialty Co., Ltd.(2)	Korea	—	70%
Woori EA Fifth Asset Securitization Specialty Co., Ltd.(2)	Korea	—	70%
Woori EA Eighth Asset Securitization Specialty Co., Ltd.(2)	Korea	—	51%
Woori SB Tenth Asset Securitization Specialty Co., Ltd.(2)	Korea	50%	50%
WR Loan, LLC.(2)	Korea	—	100%
WR Investment America, LLC.(2)	U.S.A	—	100%
Woori Bank	Korea	100%	100%
Woori Credit Information Co., Ltd.	Korea	100%	100%
P.T. Bank Woori Indonesia	Indonesia	95.18%	95.18%
Woori America Bank	U.S.A.	100%	100%
Korea BTL Infrastructure Fund	Korea	100%	100%
Woori Global Markets Asia Ltd.	Hong Kong	100%	100%
Swan SF Co., Ltd.(2)(3)	Korea	0%	0%
Consus 8th Co., LLC.(2)(3)	Korea	0%	0%
Zao Woori Bank Limited	Russia	100%	100%
Woori Bank (China) Limited	China	100%	100%
An-Dong Raja 1st Co., Ltd.(2)(3)	Korea	0%	0%
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd.(2)(3)	Korea	15%	15%
IB Global 1st, LLC.(2)(3)	Korea	—	0%
Real DW 2nd, LLC.(2)(3)	Korea	—	0%
Hermes STX, LLC.(2)(3)	Korea	—	0%
BWL1st, LLC.(2)(3)	Korea	—	0%
Kumho Trust 1st Co., Ltd.(2)(3)	Korea	—	0%
Woori More Conduit Co., Ltd.(2)(3)	Korea	—	0%
Woori IB Global Bond Co., Ltd.(2)(3)	Korea	—	0%
Hyundai Glory 1st, LLC.(2)(3)	Korea	—	0%
KDB Capital 1st, LLC.(2)(3)	Korea	—	0%
Vivaldi HL 1st Co., Ltd.(2)(3)	Korea	—	0%
Asiana Saigon, LLC.(2)(3)	Korea	—	0%
Kyongnam Bank	Korea	99.99%	99.99%
Consus 6th Co., LLC.(2)(3)	Korea	0%	0%
Kwangju Bank	Korea	99.99%	99.99%
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd.(2)(3)	Korea	15%	15%
Euro Quanto 2nd, LLC.(2)(3)	Korea	—	0%
Hybrid 1st, LLC.(2)(3)	Korea	—	0%

(1)	Direct and indirect ownership are combined.
(2)	Established as an SPE.
(3)	As the Company is deemed as the primary beneficiary, these SPEs were included in the consolidated financial statements of the Company.
(4)	Woori PE, as the general partner, controls Woori Private Equity Fund.

All holdings are in the common shares of the subsidiary concerned. Guaranteed trust accounts and certain VIEs, other than the SPEs listed above, which were consolidated as of December 31, 2010, are not included in the list of the subsidiaries (see Notes 1, 10 and 39).

38.	Segment Reporting

The segments presented below are based on the individual entity’s independent financial operations, the nature of the products and services provided, the type of class of customers and the Company’s management organization which the chief decision maker utilizes to allocate resources and assess performance.

•	Woori Bank segment—Woori Bank has 22 subsidiaries, which are comprised of 1 domestic company, 5 overseas companies, 1 infrastructure fund and 15 SPEs. Woori Bank is engaged in the commercial banking business and foreign exchange operations. Woori Bank segment excludes the credit card operation of Woori Bank which is included in the credit card operation segment.

•	Kyongnam Bank segment—Kyongnam Bank has 1 subsidiary, which is an SPE. Kyongnam Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southeastern part of Korea.

•	Kwangju Bank segment—Kwangju Bank has 3 subsidiaries, which are SPEs. Kwangju Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southwestern part of Korea.

•	Credit card operation segment (formerly Woori Credit Card segment)—As of December 31, 2008, 2009 and 2010, the credit card operation segment includes the credit card operation of Woori Bank.

•	Securities brokerage services segment—Woori Investment & Securities Co., Ltd. (formerly LG Investment & Securities Co., Ltd.) comprises this segment and provides a full range of brokerage services, investment advice and financial planning to retail customers, and various investment banking services to corporate customers. As of December 31, 2010, Woori Investment & Securities Co., Ltd. has 11 subsidiaries, which are comprised of 1 domestic company, 7 overseas companies, 2 private equity funds, and 1 SPE. 34.96% of the shares of Woori Investment & Securities Co., Ltd. are owned by the Holding Company and the Company accounts for the investments in Woori Investments & Securities Co., Ltd. under the equity method.

Other operations of the Company comprise certain subsidiary activities including asset management activities and information system activities; none of which constitutes a separately reportable segment. The segment information presented below is based on Korean GAAP since that is the information used by the chief operating decision maker to allocate resources and evaluate performance of the segments. Korean GAAP differs from U.S. GAAP in several respects. Operating revenues and expenses and interest income and expense, related to both third party and inter-segment transactions, are included in determining the operating earnings of each respective segment. Transactions between the business segments are reflected based on the terms established by management.

Summaries of the business segment results in 2008, 2009 and 2010 are shown in the following table:

	Korean Won (in millions)
					Securities
Year ended December 31,	Woori	Kyongnam	Kwangju	Credit card	brokerage		Total	Inter-segment	U.S. GAAP
2008	Bank	Bank	Bank	operation	services	Other	Segment	Transactions(1)	Adjustments(2)	Total

Operating income	74,402,711	2,718,602	1,354,478	1,006,075	6,767,773	2,053,488	88,303,127	(1,227,915)	(70,214,990)	16,860,222
Operating expenses	73,892,649	2,434,173	1,209,387	908,818	6,500,642	1,532,762	86,478,431	(594,501)	(69,509,452)	16,374,478

Segment result	510,062	284,429	145,091	97,257	267,131	520,726	1,824,696	(633,414)	(705,538)	485,744

Interest and dividend income	12,616,239	1,272,369	1,025,449	928,757	774,736	327,524	16,945,074	(7,969)	(1,384,240)	15,552,865
Interest expense	8,413,574	753,266	640,460	204,829	470,433	324,047	10,806,609	(65,076)	(339,150)	10,402,383

Net interest income (loss)	4,202,665	519,103	384,989	723,928	304,303	3,477	6,138,465	57,107	(1,045,090)	5,150,482
Provisions for loan and lease losses, and credit-related commitments	1,399,045	95,353	84,048	165,743	38,754	34,494	1,817,437	(1,133)	20,216	1,836,520
Non-interest income	61,786,472	1,446,233	329,029	77,318	5,993,037	1,725,964	71,358,053	(1,219,946)	(68,830,750)	1,307,357
Non-interest expenses	63,914,606	1,575,598	477,611	538,246	5,988,538	1,115,739	73,610,338	(638,194)	(69,176,403)	3,795,741

Net non-interest income (loss)	(2,128,134)	(129,365)	(148,582)	(460,928)	4,499	610,225	(2,252,285)	(581,752)	345,653	(2,488,384)
Depreciation and amortization	165,424	9,956	7,268	—	2,917	58,482	244,047	109,902	(14,115)	339,834

Net income before tax	510,062	284,429	145,091	97,257	267,131	520,726	1,824,696	(633,414)	(705,538)	485,744
Income tax expense	349,350	74,227	41,733	23,283	80,695	25,555	594,843	7,937	(244,923)	357,857

Net income	160,712	210,202	103,358	73,974	186,436	495,171	1,229,853	(641,351)	(460,615)	127,887
Net income attributable to noncontrolling interest	710	—	—	—	—	(5,368)	(4,658)	138,682	(156,442)	(22,418)

Net income attributable to stockholders	160,002	210,202	103,358	73,974	186,436	500,539	1,234,511	(780,033)	(304,173)	150,305

Segments’ total assets	228,648,625	20,811,587	15,733,156	3,842,420	17,710,022	21,152,480	307,898,290	(16,903,995)	(19,848,864)	271,145,431

	Korean Won (in millions)
				Credit	Securities
Year ended December 31,	Woori	Kyongnam	Kwangju	card	brokerage		Total	Inter-segment	U.S. GAAP
2009	Bank	Bank	Bank	operation	services	Other	Segment	Transactions(1)	Adjustments(2)	Total

Operating income	43,447,346	1,843,266	1,235,134	1,050,566	5,387,127	3,171,338	56,134,777	(1,648,255)	(37,762,136)	16,724,386
Operating expenses	42,497,610	1,586,816	1,152,156	793,685	5,262,440	2,022,246	53,314,953	(388,916)	(37,693,295)	15,232,742

Segment result	949,736	256,450	82,978	256,881	124,687	1,149,092	2,819,824	(1,259,339)	(68,841)	1,491,644

Interest and dividend income	10,485,045	1,143,089	906,869	999,784	651,128	416,077	14,601,992	(66,228)	(1,263,209)	13,272,555
Interest expense	6,739,952	603,624	488,677	128,033	304,130	449,271	8,713,687	(76,698)	(51,476)	8,585,513

Net interest income (loss)	3,745,093	539,465	418,192	871,751	346,998	(33,194)	5,888,305	10,470	(1,211,733)	4,687,042
Provisions for loan and lease losses, and credit-related commitments	1,696,040	65,152	153,987	200,682	111,860	69,399	2,297,120	174,657	82,927	2,554,704
Non-interest income	32,962,301	700,177	328,265	50,782	4,735,999	2,755,261	41,532,785	(1,582,027)	(36,498,927)	3,451,831
Non-interest expenses	33,917,923	909,114	502,437	464,970	4,844,123	1,466,942	42,105,509	(486,843)	(37,807,735)	3,810,931

Net non-interest income (loss)	(955,622)	(208,937)	(174,172)	(414,188)	(108,124)	1,288,319	(572,724)	(1,095,184)	1,308,808	(359,100)
Depreciation and amortization	143,695	8,926	7,055	—	2,327	36,634	198,637	(32)	82,989	281,594

Net income before tax	949,736	256,450	82,978	256,881	124,687	1,149,092	2,819,824	(1,259,339)	(68,841)	1,491,644
Income tax expense	189,888	62,832	20,975	62,165	35,911	34,377	406,148	11,178	(37,637)	379,689

Net income	759,848	193,618	62,003	194,716	88,776	1,114,715	2,413,676	(1,270,517)	(31,204)	1,111,955
Net income attributable to noncontrolling interest	734	—	—	—	—	17,298	18,032	(22,612)	(18,032)	(22,612)

Net income attributable to stockholders	759,114	193,618	62,003	194,716	88,776	1,097,417	2,395,644	(1,247,905)	(13,172)	1,134,567

Segments’ total assets	223,063,453	20,508,278	15,902,304	3,725,148	16,102,911	24,204,508	303,506,602	(21,542,420)	(14,940,587)	267,023,595

	Korean Won (in millions)
				Credit	Securities
Year ended December 31,	Woori	Kyongnam	Kwangju	card	brokerage		Total	Inter-segment	U.S. GAAP
2010	Bank	Bank	Bank	operation	services	Other	Segment	Transactions(1)	Adjustments(2)	Total

Operating income	25,231,328	1,703,926	1,130,222	1,039,646	4,049,936	3,683,684	36,838,742	(1,827,506)	(18,162,862)	16,848,374
Operating expenses	24,132,148	1,509,571	988,363	722,037	3,755,139	2,448,536	33,555,794	(410,975)	(17,940,371)	15,204,448

Segment result	1,099,180	194,355	141,859	317,609	294,797	1,235,148	3,282,948	(1,416,531)	(222,491)	1,643,926

Interest and dividend income	10,141,526	1,158,441	903,874	995,719	600,292	485,895	14,285,747	(65,102)	(1,301,740)	12,918,905
Interest expense	5,901,796	552,077	433,786	122,681	268,705	475,362	7,754,407	(79,186)	(14,963)	7,660,258

Net interest income (loss)	4,239,730	606,364	470,088	873,038	331,587	10,533	6,531,340	14,084	(1,286,777)	5,258,647
Provisions for loan and lease losses, and credit-related commitments	2,255,445	88,769	135,713	79,003	12,261	315,584	2,886,775	16,693	513,977	3,417,445
Non-interest income	15,089,802	545,485	226,348	43,927	3,449,644	3,197,789	22,552,995	(1,762,404)	(16,861,122)	3,929,469
Non-interest expenses	15,846,528	859,875	409,090	520,353	3,472,980	1,493,704	22,602,530	(348,743)	(18,380,172)	3,873,615

Net non-interest income (loss)	(756,726)	(314,390)	(182,742)	(476,426)	(23,336)	1,704,085	(49,535)	(1,413,661)	1,519,050	55,854
Depreciation and amortization	128,379	8,850	9,774	—	1,193	163,886	312,082	261	(59,213)	253,130

Net income before tax	1,099,180	194,355	141,859	317,609	294,797	1,235,148	3,282,948	(1,416,531)	(222,491)	1,643,926
Income tax expense	231,289	50,054	36,330	76,861	68,665	31,338	494,537	13,312	(92,720)	415,129

Net income	867,891	144,301	105,529	240,748	226,132	1,203,810	2,788,411	(1,429,843)	(129,771)	1,228,797
Net income attributable to noncontrolling interest	854	—	—	—	(12,115)	(71,132)	(82,393)	(52,929)	82,393	(52,929)

Net income attributable to stockholders	867,037	144,301	105,529	240,748	238,247	1,274,942	2,870,804	(1,376,914)	(212,164)	1,281,726

Segments’ total assets	224,263,330	21,855,176	16,518,217	3,943,121	17,488,130	27,068,945	311,136,919	(22,627,681)	(15,571,280)	272,937,958

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under the management reporting system.
(2)	Includes adjustment for the application of the equity method under U.S. GAAP to the investments in Woori Investment & Securities Co., Ltd. and Woori AVIVA Life Insurance Co., Ltd.

The allowance for credit losses determined in accordance with U.S. GAAP for each of the segments as of December 31, 2009 and 2010 is summarized as follows:

				Credit	Securities
	Woori	Kyongnam	Kwangju	card	brokerage
	Bank	Bank	Bank	operation	services	Other	Adjustment(1)	Total

As of December 31, 2009
Allowance for loan and lease losses	2,994,325	170,673	208,466	68,001	159,000	118,840	(162,359)	3,556,946
Allowance for credit-related commitments	221,442	46,714	9,402	18,823	—	61	—	296,442

	3,215,767	217,387	217,868	86,824	159,000	118,901	(162,359)	3,853,388

As of December 31, 2010
Allowance for loan and lease losses	4,122,378	272,378	246,361	64,456	131,172	168,369	(131,172)	4,873,942
Allowance for credit-related commitments	375,756	28,352	22,556	13,675	—	—	—	440,339

	4,498,134	300,730	268,917	78,131	131,172	168,369	(131,172)	5,314,281

(1)	Includes adjustment for the application of the equity method under U.S. GAAP to the investments in Woori Investment & Securities Co., Ltd. (formerly LG Investment & Securities Co., Ltd.) and Woori AVIVA Life Insurance Co., Ltd. The entities are consolidated under Korean GAAP and are included in the securities brokerage services segment and other segment, respectively.

The charge-offs, including the charge-offs for repurchased loans, for each of the segments for the years ended December 31, 2008, 2009 and 2010 are summarized as follows:

	Korean Won (in millions)
				Credit
	Woori	Kyongnam	Kwangju	card
	Bank	Bank	Bank	operation	Other	Total

2008	323,276	42,438	39,821	104,654	7,712	517,901
2009	1,564,734	73,681	111,002	193,079	16,731	1,959,227
2010	1,680,434	69,248	114,917	118,861	41,462	2,024,922

Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

The following is a reconciliation of the business segment’s total assets under Korean GAAP as of December 31, 2008, 2009 and 2010 to the consolidated total assets under U.S. GAAP:

	Korean Won (in millions)
	2008	2009	2010

Segments’ total assets under Korean GAAP	307,898,290	303,506,602	311,136,919
U.S. GAAP adjustments
Cash and cash equivalents	7,604,753	12,338,280	12,392,890
Restricted cash	(5,414,405)	(3,862,048)	(7,579,963)
Interest-bearing deposits in other banks	(4,086,147)	(10,127,995)	(7,416,803)
Call loans and securities purchased	(126,824)	179,148	(1,085,383)
Trading assets	(9,901,019)	(9,854,046)	(8,290,420)
Investments	5,725,467	5,631,058	4,305,074
Loans (net of allowance for loan losses)	(10,798,748)	(8,097,387)	(6,131,561)
Due from customers on acceptances	789,132	790,989	667,204
Premises and equipment, net	(459,302)	(298,459)	(466,394)
Accrued interest and dividends receivable	(141,377)	(106,306)	(104,429)
Assets held-for-sale	351,096	591,227	135,129
Goodwill	(50,845)	(156,024)	(151,491)
Other intangible assets, net	(70,125)	(19,567)	(29,780)
Other assets	(3,270,520)	(1,949,457)	(1,815,353)

Total	(19,848,864)	(14,940,587)	(15,571,280)
Inter-segment transaction	(16,903,995)	(21,542,420)	(22,627,681)

Consolidated total assets under U.S. GAAP	271,145,431	267,023,595	272,937,958

The following is a reconciliation of the business segment’s operating income under Korean GAAP for the year ended December 31, 2008, 2009 and 2010 to the consolidated operating income under U.S. GAAP:

	Korean Won (in millions)
	2008	2009	2010

Segments’ operating income under Korean GAAP	88,303,127	56,134,777	36,838,742
U.S. GAAP adjustments
Interest and dividend income
Loans	(676,574)	(346,603)	(295,062)
Deposits in other banks	(71,507)	(70,222)	(85,421)
Trading assets	(1,180,585)	(399,850)	(314,988)
Investment securities	548,265	(448,151)	(597,616)
Call loans and securities purchased under resale agreements	(3,839)	1,617	(8,653)

	(1,384,240)	(1,263,209)	(1,301,740)
Non-interest income
Trust fees, net	(16,165)	8,733	590
Fees and commission income	(1,041,610)	(1,292,740)	(1,694,031)
Trading revenue, net:	(66,896,631)	(35,163,266)	(14,965,195)
Investment securities gain (loss), net:	(821,413)	(41,170)	(205,784)
Other non-interest income	(54,931)	(10,484)	3,298

	(68,830,750)	(36,498,927)	(16,861,122)
Total	(70,214,990)	(37,762,136)	(18,162,862)
Inter-segment transaction	(1,227,915)	(1,648,255)	(1,827,506)

Consolidated operating income under U.S. GAAP	16,860,222	16,724,386	16,848,374

39.	Trust Accounts

The Company manages funds on behalf of its customers through the operation of various trust accounts in accordance with the Korean Capital Market and Financial Investment Business Act. Trust accounts are classified into performance based trusts and guaranteed trusts.

For performance based trusts, amounts due to trust beneficiaries are based solely on the interest, dividends and gains/losses on asset sales. The performance based trusts do not represent assets and liabilities of the Company, are recorded in separate accounts from those of the banking business and are excluded from the consolidated financial statements. The Company also borrows from these trusts (see Notes 17 and 36). The total amounts of assets managed in these performance based trusts were 21,381,138 million Won and 23,561,917 million Won as of December 31, 2009 and 2010, respectively.

Guaranteed Principal Money Trusts require the Company to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Company guarantees a specified rate of return on Guaranteed Fixed Rate Money Trusts. As a result of these guarantees the potential risk and rewards generated from guaranteed trusts are transferred to the Company and, therefore, such trusts are subject to consolidation by the Company. The accounts of such trusts are included in the accompanying consolidated financial statements. Total assets of the consolidated trust accounts as of December 31, 2009 and 2010 were 2,016,505 million Won and 1,878,443 million Won, respectively, and mainly consisted of trading securities, loans and other assets. Liabilities of these trust accounts were mainly consisted of deposits from customers which amounted to 1,905,857 million Won and 1,750,407 million Won as of December 31, 2009 and 2010, respectively (see Note 16).

40.	Parent Company

Condensed financial information of the parent company is as follows:

Condensed balance sheets

	Korean Won (in millions)
	2009	2010

Assets
Interest bearing deposits in other banks:
Bank Subsidiaries	23,267	65,444
Investment in subsidiaries:
Bank Subsidiaries	15,234,026	16,249,617
Non-bank subsidiaries	1,394,251	1,328,429
Other assets	38,784	160,287

Total assets	16,690,328	17,803,777

Liabilities
Long-term debt	3,804,156	3,654,843
Other liabilities	20,155	180,801

Total liabilities	3,824,311	3,835,644

Equity	12,866,017	13,968,133

Total liabilities and equity	16,690,328	17,803,777

Condensed statements of income

	Korean Won (in millions)
	2008	2009	2010

Interest and dividend income
Deposits in other banks:
Bank Subsidiaries	10,864	3,351	3,664
Investment securities:
Bank Subsidiaries	—	—	—
Non-bank subsidiaries	1,861	13,237	6,875

Total interest and dividend income	12,725	16,588	10,539

Non-interest income	458	20,289	35,723

Total operating income	13,183	36,877	46,262

Interest expense
Long-term debt	143,982	239,224	244,030
Other	—	—	905

Total interest expense	143,982	239,224	244,935

Non-interest expense	33,824	36,939	75,410

Total operating expense	177,806	276,163	320,345

Loss before equity in net income of subsidiaries	(164,623)	(239,286)	(274,083)

Equity in net income of subsidiaries:
Bank Subsidiaries	420,432	1,243,348	1,443,981
Non-bank subsidiaries	(105,504)	130,505	111,828

Total equity in net income of subsidiaries	314,928	1,373,853	1,555,809

Net income	150,305	1,134,567	1,281,726

Condensed statements of cash flows

	Korean Won (in millions)
	2008	2009	2010

Cash flows from operating activities:
Net income	150,305	1,134,567	1,281,726
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of subsidiaries	(314,929)	(1,373,853)	(1,555,809)
Dividends received from subsidiaries:
Bank Subsidiaries	200,326	2,455	362,779
Non-bank subsidiaries	47,785	13,750	22,435
Others	44,503	(39,369)	96,229

Net cash provided by (used in) operating activities	127,990	(262,450)	207,360

Cash flows from investing activities:
Proceeds from sales of investments in subsidiaries:
Bank subsidiaries	—	—	105,850
Non-bank subsidiaries	—	—	—
Purchases of investments in subsidiaries:
Bank subsidiaries	(880,000)	(300,000)	—
Non-bank subsidiaries	(245,584)	(22,097)	—
Others	8,922	18,010	(1,119)

Net cash provided by (used in) investing activities	(1,116,662)	(304,087)	104,731

Cash flows from financing activities:
Net Increase in other borrowed funds	—	60,000	100,000
Proceeds from long-term debt	1,777,023	1,160,454	600,687
Payment on long-term debt	(500,000)	(750,000)	(890,000)
Cash dividends paid	(201,503)	—	(80,601)

Net cash provided by (used in) financing activities	1,075,520	470,454	(269,914)

Net increase (decrease) in cash and cash equivalents	86,848	(96,083)	42,177
Cash and cash equivalents, beginning of year	32,502	119,350	23,267

Cash and cash equivalents, end of year	119,350	23,267	65,444