Form 20-F/A
period 2010-12-31
WOORI FINANCE HOLDINGS CO LTD
filed 2011-07-20
CIK 1264136

As filed with the Securities and Exchange Commission on July 20, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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
806,012,779 shares of Common Stock, par value W5,000 per share
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes     ☐ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. ☐ Yes     ☑ No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes     ☐ No
     Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes     ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
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

EXPLANATORY NOTE
     This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 27, 2011. The sole purpose of the filing of this Form 20-F/A is to furnish interactive data files as Exhibit 101 in accordance with Rule 405 of Regulation S-T.
     This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way other than to furnish interactive data files as Exhibit 101. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report.
Item 19. EXHIBITS

Number	Description
1.1*	Articles of Incorporation of Woori Finance Holdings (translation in English).
2.1**	Form of Stock Certificate of Woori Finance Holdings’ common stock, par value W5,000 per share (translation in English).
2.2***	Form of Deposit Agreement among Woori Finance Holdings, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt.
4.1**	Memorandum of understanding between the KDIC and Woori Finance Holdings dated July 2, 2001, as amended.
4.2**	Memorandum of understanding between the KDIC and Hanvit Bank (since renamed Woori Bank) dated December 30, 2000, as amended.
4.3**	Memorandum of understanding between the KDIC and Kyongnam Bank dated December 30, 2000, as amended.
4.4**	Memorandum of understanding between the KDIC and Kwangju Bank dated December 30, 2000, as amended.
4.5**	Memorandum of understanding between Woori Finance Holdings and Hanvit Bank (since renamed Woori Bank) dated July 12, 2001, as amended.
4.6**	Memorandum of understanding between Woori Finance Holdings and Kyongnam Bank dated July 31, 2001, as amended.
4.7**	Memorandum of understanding between Woori Finance Holdings and Kwangju Bank dated July 31, 2001, as amended.
8.1*****	List of subsidiaries of Woori Finance Holdings.
11.1****	Code of Ethics.
12.1******	Section 302 certifications.
13.1******	Section 906 certifications.
101.INS*******	Instance Document.
101.SCH*******	Schema Document.
101.CAL*******	Calculation Document.
101.LAB*******	Labels Linkbase Document.
101.PRE*******	Presentation Linkbase Document.
101.DEF*******	Definition Linkbase Document.

*	Incorporated by reference to exhibits to the Annual Report on Form 20-F (No. 001-31811), filed on June 25, 2010.

**	Incorporated by reference to the exhibits to the Registration Statement on Form 20-F (File No. 001-31811), filed on September 25, 2003

***	Incorporated by reference to exhibit (a) to the Registration Statement on Form F-6 (File No. 333-109106), filed on September 25, 2003.

****	Incorporated by reference to exhibits to the Annual Report on Form 20-F (File No. 001-31811), filed on June 30, 2004.

*****	Incorporated by reference to Note 37 of the notes to the consolidated financial statements of the registrant included in the Annual Report on Form 20-F (No. 001-31811), filed on June 27, 2011.

******	Incorporated by reference to exhibits to the Annual Report on Form 20-F (No. 001-31811), filed on June 27, 2011.

*******	XBRL (extensible Business Reporting Language) information is deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WOORI FINANCE HOLDINGS CO., LTD. (Registrant)
/s/ Pal Seung Lee
(Signature)
Pal Seung Lee Chairman and Chief Executive Officer (Name/Title)

Date: July 20, 2011