Form 20-F
period 2011-12-31
WOORI FINANCE HOLDINGS CO LTD
filed 2012-04-30
CIK 1264136

As filed with the Securities and Exchange Commission on April 30, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

806,013,341 shares of Common Stock, par value (Won)5,000 per share

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

☒ Large accelerated filer	☐ Accelerated Filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of and for the years ended December 31, 2010 and 2011 included in this annual report. Unless indicated otherwise, the financial information in this annual report (i) as of and for the years ended December 31, 2010 and 2011 has been prepared in accordance with IFRS as issued by the IASB, and (ii) as of and for the years ended December 31, 2007, 2008 and 2009 has been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, which is not comparable to information prepared in accordance with IFRS. For an explanation of how the transition to IFRS has affected our consolidated financial statements, see Notes 47 and 48 of the notes to our consolidated financial statements.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission which became effective on March 4, 2008, we are not required to provide a reconciliation to U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission in respect of the first-time application of IFRS, no audited financial statements and financial information prepared under IFRS as of or for the year ended December 31, 2009 have been included in this annual report.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

In April 2008, we acquired a 51.0% interest in LIG Life Insurance, and entered into a joint venture agreement with Aviva International Holdings Limited in connection with this acquisition. LIG Life Insurance was subsequently renamed Woori Aviva Life Insurance and became an equity method investee under U.S. GAAP as of April 2008. Under IFRS, Woori Aviva Life Insurance is accounted for as part of our investments in jointly controlled entities and associates.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 30, 2011, which was (Won)1,158.5 = US$1.00.

FORWARD-LOOKING STATEMENTS

The U.S. Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements.

Words and phrases such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “estimate,” “expect,” “future,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “predict,” “project,” “risk,” “seek to,” “shall,” “should,” “will likely result,” “will pursue,” “plan” and words and terms of similar substance used in connection with any discussion of future operating or financial performance or our expectations, plans, projections or business prospects identify forward-looking statements. In particular, the statements under the headings “Item 3D. Risk Factors,” “Item 4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” regarding our financial condition and other future events or prospects are forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

In addition to the risks related to our business discussed under “Item 3D. Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to successfully implement our strategy;

•	future levels of non-performing loans;

•	our growth and expansion;

•	the adequacy of provisions for credit and other losses;

•	technological changes;

•	interest rates;

•	investment income;

•	availability of funding and liquidity;

•	our exposure to market risks; and

•	adverse market and regulatory conditions.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2010 and 2011 have been audited by Deloitte Anjin LLC, an independent registered public accounting firm.

Pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission in respect of the first-time application of IFRS, financial and operating data as of and for the years ended December 31, 2007, 2008 and 2009 derived from our consolidated financial statements prepared in accordance with U.S. GAAP have not been included below.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated Statement of Comprehensive Income Data

	Year ended December 31,
	2010		2011		2011(1)
	(in billions of Won except per share data)				(in millions of US$ except per share data)
Interest income	(Won)	14,057	(Won)	15,045	US$	12,986
Interest expense		7,634		7,783		6,718

Net interest income		6,423		7,262		6,268
Fees and commissions income		1,688		1,774		1,532
Fees and commissions expense		572		579		500

Net fees and commissions income		1,116		1,195		1,032
Dividends		201		203		175
Gain on financial assets at fair value through profit or loss		39		119		103
Gain on available-for-sale financial assets		1,073		1,073		926
Gain on held-to-maturity financial assets		0		0		0
Impairment loss on credit loss		2,873		2,269		1,958
Other net operating expenses(2)		(3,910)		(4,423)		(3,818)

Operating income		2,069		3,160		2,728
Share of profits of jointly controlled entities and associates		30		17		14

Net income before income tax expense		2,099		3,177		2,742
Income tax expense		498		744		642

Net income	(Won)	1,601	(Won)	2,433	US$	2,100

Net income attributable to owners		1,289		2,137		1,844
Net income attributable to the non-controlling interests		312		296		256
Other comprehensive income (loss), net of tax		(236)		(385)		(332)

Loss on available-for-sale financial assets		(205)		(375)		(323)
Share of other comprehensive loss of jointly controlled entities and associates		(21)		(38)		(32)
Gain (loss) on overseas business translation		(19)		25		21
Gain on valuation of cashflow hedge		9		3		2
Total comprehensive income	(Won)	1,365	(Won)	2,048	US$	1,768

Comprehensive income attributable to owners		1,052		1,730		1,493
Comprehensive income attributable to non-controlling interests		313		318		275
Basic and diluted earnings per share	(Won)	1,599	(Won)	2,649	US$	2.29

Per common share data:
Net income (loss) per share—basic	(Won)	1,599	(Won)	2,649	US$	2.29
Weighted average common shares outstanding—basic (in thousands)		806,013		806,013		806,013
Net income (loss) per share—diluted	(Won)	1,599	(Won)	2,649	US$	2.29
Weighted average common shares outstanding—diluted (in thousands)		806,013		806,013		806,013
Cash dividends paid per share	(Won)	250	(Won)	250	US$	0.22

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)1,158.5 to US$1.00, the noon buying rate in effect on December 30, 2011 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	For a description of “other net operating expenses,” see Note 39 of the notes to our consolidated financial statements.

Consolidated Statement of Financial Position Data

	As of December 31,
	2010		2011		2011(1)
	(in billions of Won)				(in millions of US$)
Assets
Cash and cash equivalents	(Won)	4,871	(Won)	6,417	US$	5,539
Financial assets at fair value through profit or loss		22,184		25,600		22,098
Available-for-sale financial assets		21,998		19,672		16,981
Held-to-maturity financial assets		19,886		20,036		17,295
Loans and receivables		216,792		235,160		202,986
Investments in jointly controlled entities and associates		745		928		801
Investment properties		643		499		431
Premises and equipment		3,097		3,135		2,706
Intangible assets and goodwill		295		448		387
Current tax assets		9		57		49
Deferred tax assets		59		80		69
Derivative assets		131		327		282
Assets held for sale		88		56		48
Other assets(2)		379		377		325

Total assets	(Won)	291,177	(Won)	312,792	US$	269,997

Liabilities
Financial liabilities at fair value through profit or loss	(Won)	8,838	(Won)	9,622		8,305
Deposits due to customers		185,428		195,930		169,124
Borrowings		34,266		34,667		29,924
Debentures		29,111		29,266		25,262
Provisions		761		892		770
Retirement benefit obligation		70		120		103
Current tax liabilities		174		274		237
Deferred tax liabilities		213		260		225
Derivative liabilities		5		33		29
Other financial liabilities(3)		11,648		19,084		16,473
Other liabilities(4)		399		570		492

Total liabilities	(Won)	270,913	(Won)	290,718	US$	250,944

Equity
Owners’ Equity	(Won)	15,701	(Won)	17,525		15,126
Capital stock		4,030		4,030		3,479
Hybrid securities		—		309		267
Capital surplus		180		176		151
Other equity(5)		1,002		587		506
Retained earnings		10,489		12,423		10,723
Non-controlling interests		4,563		4,549		3,927

Total equity	(Won)	20,264	(Won)	22,074	US$	19,053

Total liabilities and equity	(Won)	291,177	(Won)	312,792	US$	269,997

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)1,158.5 to US$1.00, the noon buying rate in effect on December 30, 2011 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	For a description of “other assets,” see Note 18 of the notes to our consolidated financial statements.
(3)	For a description of “other financial liabilities,” see Note 24 of the notes to our consolidated financial statements.
(4)	For a description of “other liabilities,” see Note 24 of the notes to our consolidated financial statements.
(5)	For a description of “other equity,” see Note 29 of the notes to our consolidated financial statements.

Profitability Ratios and Other Data

	Year ended December 31,
	2010		2011
	(in billions of Won except percentages)
Return on average assets(1)		0.44%		0.70%
Return on average equity(2)		6.45		9.95
Net interest spread(3)		2.12		2.31
Net interest margin(4)		2.29		2.50
Cost-to-income ratio(5)		47.56		47.95
Average equity as a percentage of average total assets		6.79		7.04
Total revenue(6)	(Won)	17,058	(Won)	18,214
Operating expense(7)		12,116		12,785
Operating margin(8)		4,942		5,429
Operating margin as a percentage of total revenue		28.97%		29.81%

(1)

Represents net income attributable to owners as a percentage of average total assets. Average balances are based on daily balances for Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and on quarterly balances for all of our other subsidiaries and our special purpose companies.

(2)

Represents net income attributable to owners as a percentage of average equity. Average balances are based on daily balances for Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and on quarterly balances for all of our other subsidiaries and our special purpose companies.

(3)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets.
(5)	Represents the ratio of non-interest expense (excluding impairment loss on credit loss) to the sum of net interest income and non-interest income.
(6)

Represents the sum of interest income, dividend income, fees and commissions income, gain on financial assets at fair value through profit or loss, gain on available-for-sale financial assets and gain on held-to-maturity financial assets.

The following table shows how total revenue is calculated:

	Year ended December 31,
	2010		2011
	(in billions of Won)
Interest income	(Won)	14,057	(Won)	15,045
Fees and commissions income		1,688		1,774
Dividends		201		203
Gain on financial assets at fair value through profit or loss		39		119
Gain on available-for-sale financial assets		1,073		1,073
Gain on held-to-maturity financial assets		—		—

Total revenue	(Won)	17,058	(Won)	18,214

(7)

Represents interest expense, fees and commissions expense and other net operating expense, excluding impairment loss on credit loss of (Won)2,873 billion and (Won)2,269 billion for 2010 and 2011, respectively.

The following table shows how operating expense is calculated:

	2010		2011
	(in billions of Won)
Interest expense	(Won)	7,634	(Won)	7,783
Fees and commissions expense		572		579
Other net operating expenses		3,910		4,423

Operating expense	(Won)	12,116	(Won)	12,785

(8)	Represents total revenue less operating expense.

Asset Quality Data

	As of December 31,
	2010		2011
	(in billions of Won)
Total loans(1)	(Won)	201,235	(Won)	212,492
Total non-performing loans(2)		6,550		3,780
Other impaired loans not included in non-performing loans		475		238
Total non-performing loans and other impaired loans		7,025		4,018
Total provisions for credit losses		4,718		3,759
Non-performing loans as a percentage of total loans		3.25%		1.78%
Non-performing loans as a percentage of total assets		2.25		1.21
Total non-performing loans and other impaired loans as a percentage of total loans		3.49		1.89
Provisions for credit losses as a percentage of total loans		2.34		1.77

(1)

Not including due from banks and other receivables, and prior to deducting provisions for credit losses (of (Won)4,718 billion and (Won)3,759 billion as of December 31, 2010 and 2011, respectively) and present value discount (of (Won)16 billion and (Won)31 billion as of December 31, 2010 and 2011, respectively) or reflecting deferred origination costs (of (Won)74 billion and (Won)178 billion as of December 31, 2010 and 2011, respectively)

(2)

Defined as those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

Segment Information

The following table sets forth financial data as of or for the year ended December 31, 2011 for our business segments:

	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Investment & Securities		Other		Inter-segment transactions(1)		Total
	(in billions of Won)
Interest income	(Won)	11,659	(Won)	1,295	(Won)	950	(Won)	662	(Won)	511	(Won)	(32)	(Won)	15,045
Interest expense		5,934		612		450		330		507		(50)		7,783

Net interest income		5,725		683		500		332		4		18		7,262
Non-interest income		16,611		421		166		3,218		1,332		(957)		20,791
Non-interest expense		15,137		422		158		2,760		293		(136)		18,634

Net non-interest income (loss)		1,474		(1)		8		458		1,039		(821)		2,157
Administrative expenses		2,553		274		224		570		450		(288)		3,783
Impairment loss on credit loss		1,963		153		108		7		206		39		2,476

Total other expenses		4,516		427		332		577		656		(249)		6,259

Operating income		2,683		255		176		213		387		(554)		3,160

Share of profits of jointly controlled entities and associates		(24)		—		—		43		(24)		22		17
Income tax expense (benefit)		590		59		40		58		24		(27)		744

Net income	(Won)	2,069	(Won)	196	(Won)	136	(Won)	198	(Won)	339	(Won)	(505)	(Won)	2,433

Controlling interest		2,068		196		136		165		368		(796)		2,137
Non-controlling interest		1		—		—		33		(29)		291		296
Segments’ total assets	(Won)	242,472	(Won)	25,354	(Won)	18,030	(Won)	21,535	(Won)	25,381	(Won)	(19,980)	(Won)	312,792

(1)	Includes eliminations for intersegment transactions and certain differences in classification under the management reporting system.

Selected Financial Information

Average Balances and Related Interest

The following tables show our average balances and interest rates for 2010 and 2011:

	Year ended December 31,
	2010					2011
	Average Balance(1)		Interest Income(2)(3)		Average Yield	Average Balance(1)		Interest Income(2)(3)		Average Yield
	(in billions of Won except percentages)
Assets
Interest-earning assets
Due from banks	(Won)	9,671	(Won)	116	1.20%	(Won)	10,615	(Won)	169	1.59%
Loans(4)(5)
Commercial and industrial		97,487		5,765	5.91		100,205		6,165	6.15
Trade financing		11,997		316	2.63		12,984		309	2.38
Lease financing		1,399		146	10.44		1,956		199	10.17
Other commercial		14,490		735	5.07		15,602		765	4.90
General purpose household(6)		70,132		3,554	5.07		69,954		3,735	5.34
Mortgage		4,748		245	5.16		8,643		452	5.23
Credit cards(3)		4,607		1,116	24.22		4,788		1,100	22.97

Total loans		204,860		11,877	5.80		214,132		12,725	5.94

Securities
Trading		19,273		695	3.61		18,287		660	3.61
Investment(7)		37,466		1,237	3.30		37,359		1,360	3.64

Total securities		56,739		1,932	3.41		55,646		2,020	3.63

Other		8,850		132	1.49		10,378		131	1.26

Total average interest-earning assets		280,120		14,057	5.02		290,771		15,045	5.17

Total average non-interest-earning assets		13,979		—	—		14,456		—	—

Total average assets	(Won)	294,099	(Won)	14,057	4.78%	(Won)	305,227	(Won)	15,045	4.93%

	Year ended December 31,
	2010					2011
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities
Deposits due to customers:
Demand deposits	(Won)	7,407	(Won)	20	0.27%	(Won)	10,728	(Won)	28	0.26%
Time and savings deposits		150,317		4,320	2.87		160,952		4,835	3.00
Certificates of deposit		8,459		364	4.30		2,746		113	4.12
Other deposits(8)		17,583		272	1.55		18,217		322	1.77
Total deposits		183,766		4,976	2.71		192,643		5,298	2.75
Borrowings		32,311		728	2.25		34,414		815	2.37
Debentures		33,523		1,808	5.39		30,433		1,551	5.10
Other		13,218		122	0.92		14,386		119	0.83

Total average interest-bearing liabilities		262,818		7,634	2.90		271,876		7,783	2.86

Total average non-interest-bearing liabilities		11,304		—	—		11,869		—	—

Total average liabilities		274,122		7,634	2.78		283,745		7,783	2.74

Total average equity		19,977		—	—		21,482		—	—

Total average liabilities and equity	(Won)	294,099	(Won)	7,634	2.60%	(Won)	305,227	(Won)	7,783	2.55%

(1)

Average balances are based on daily balances for Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and on quarterly balances for all of our other subsidiaries and our special purpose companies.

(2)	Includes cash interest received on non-accrual loans.
(3)

Interest income from credit cards is derived from interest on credit card loans and credit card installment purchases, merchant fees and commission on cash advances and credit card installment purchases.

(4)	Includes non-accrual loans.
(5)	Not including other receivables, and prior to deducting provisions for credit losses and present value discount or reflecting deferred origination costs.
(6)	Includes home equity loans.
(7)	Includes available-for-sale financial assets and held-to-maturity financial assets.
(8)	Includes funds deposited by securities brokerage customers of Woori Investment & Securities and foreign currency-denominated deposits.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2010 compared to 2011. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2011 vs. 2010 Increase/(decrease) due to changes in
	Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Due from banks	(Won)	11	(Won)	42	(Won)	53
Loans(1)
Commercial and industrial		161		239		400
Trade financing		26		(33)		(7)
Lease financing		58		(5)		53
Other commercial		56		(26)		30
General purpose household(2)		(9)		190		181
Mortgage		201		6		207
Credit cards		44		(60)		(16)
Securities
Trading		(36)		1		(35)
Investment		(4)		127		123
Other		23		(24)		(1)

Total interest income	(Won)	531	(Won)	457	(Won)	988

Interest-bearing liabilities
Deposits due to customers
Demand deposits	(Won)	9	(Won)	(1)	(Won)	8
Time and savings deposits		306		209		515
Certificate of deposit		(246)		(5)		(251)
Other deposits		10		40		50
Borrowings		47		40		87
Debentures		(167)		(90)		(257)
Other		11		(14)		(3)

Total interest expense	(Won)	(30)	(Won)	179	(Won)	149

Net interest income	(Won)	561	(Won)	278	(Won)	839

(1)	Not including other receivables, and prior to deducting provisions for credit losses and present value discount or reflecting deferred origination costs.
(2)	Includes home equity loans.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 30, 2011, which was (Won)1,158.5 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On April 20, 2012, the noon buying rate was (Won)1,138.1 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average(1)	Period-End
2006	913.7	1,002.9	954.3	930.0
2007	903.2	950.2	929.0	935.8
2008	935.2	1,507.9	1,098.7	1,262.0
2009	1,149.0	1,570.1	1,274.6	1,163.7
2010	1,104.0	1,253.2	1,155.7	1,130.6
2011	1,049.2	1,197.5	1,106.9	1,158.5
October	1,102.5	1,197.5	1,150.7	1,112.1
November	1,110.6	1,162.0	1,133.5	1,140.1
December	1,124.5	1,175.5	1,148.1	1,158.5
2012 (through April 20)	1,115.7	1,160.0	1,130.6	1,138.1
January	1,120.1	1,160.0	1,140.3	1,125.7
February	1,115.7	1,128.9	1,122.7	1,117.1
March	1,116.0	1,139.8	1,126.2	1,131.4
April (through April 20)	1,122.4	1,143.4	1,134.8	1,138.1

Source:	Federal Reserve Bank of New York.
(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B.	Capitalization and Indebtedness

Not Applicable

Item 3C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D.	Risk Factors

Risks relating to our corporate credit portfolio

The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our loans to small- and medium-sized enterprises amounted to (Won)81,618 billion, or 40.6% of our total loans, as of December 31, 2010 and (Won)83,624 billion, or 39.4% of our total loans, as of December 31, 2011. As of December 31, 2011, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were (Won)1,744 billion, representing 2.1% of such loans to those enterprises. See “Item 4B. Business Overview—Corporate Banking—Small and Medium-Sized Enterprise Banking.” We recorded charge-offs of (Won)758 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2011, compared to charge-offs of (Won)614 billion in 2010. According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises increased through most of 2010 and further increased in 2011. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are over due by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won was 1.5% as of December 31, 2010 and 1.6% as of December 31, 2011. Our delinquency ratio may increase further in 2012 as a result of, among other things, adverse economic conditions in Korea and globally. See “—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our liquidity and performance.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the “fast track” programs established by Woori Bank, Kyongnam Bank and Kwangju Bank, which are currently expected to be effective through December 31, 2012, liquidity assistance is provided to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by such banks. The overall prospects for the Korean economy in 2012 and beyond remain uncertain, and the Korean government may extend existing policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. We believe that, to date, our participation in such government-led initiatives (primarily through the “fast track” program) has not caused us to extend a material amount of credit that we would not have otherwise extended nor materially impacted our results of operations and financial condition in general. The aggregate amount of outstanding small- and medium-sized enterprise loans made by Woori Bank, Kyongnam Bank and Kwangju Bank under the “fast track” program was (Won)311 billion as of December 31, 2011, which represented 0.4% of the total small- and medium-sized enterprise loan portfolio of such banks as of such date. Furthermore, loans made by us under the “fast track” program are partially guaranteed by the Korean government’s public financial institutions, including the Korea Credit Guarantee Fund and the Korea Technology Finance Corporation. However, there can be no assurance that our future participation in such government-led initiatives would not lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprises resulting from such government-led initiatives may have a material adverse effect on our results of operations and financial condition.

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

As of December 31, 2011, the total amount of loans provided by us to construction and shipbuilding companies in Korea amounted to (Won)9,734 billion and (Won)1,931 billion, or 4.6% and 0.9% of our total loans, respectively. We also have other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts. In the case of construction companies, we also have potential exposures in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects, as well as commitments to purchase asset-backed securities secured by the assets of companies in the construction industry and other commitments we enter into relating to project financing for such real estate projects which may effectively function as guarantees.

The construction industry in Korea has experienced a downturn in recent years, due to excessive investment in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of the deterioration of the Korean economy commencing in the second half of 2008. In October 2008, the Korean government implemented a (Won)9 trillion support package for the benefit of the Korean construction industry, including a program to buy unsold housing units and land from construction companies. The shipbuilding industry in Korea has also experienced a severe downturn in recent years due to a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In response to the deteriorating financial condition and liquidity position of borrowers in the construction and shipbuilding industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in the first half of 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including Woori Bank, Kyongnam Bank and Kwangju Bank) and the Korean government. In addition, in June 2010, the Financial Services Commission and the Financial Supervisory Service announced that, following credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea with outstanding debt of (Won)50 billion or more, 65 companies had been selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Of such 65 companies, 16 were construction companies and three were shipbuilding companies. However, there is no assurance that these measures will be successful in stabilizing the Korean construction and shipbuilding industries.

The provisions for credit losses that we have established against our credit exposures to Korean construction and shipbuilding companies may not be sufficient to cover all future losses arising from these and other exposures. If the credit quality of our exposures to Korean construction and shipbuilding companies declines, we may incur substantial additional bad debt expenses, which could adversely impact our results of operations and financial condition. Furthermore, although a portion of our loans to construction and shipbuilding companies are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such loans.

We also have construction-related credit exposures under our project financing loans for real estate development projects in Korea. In light of the general deterioration in the asset quality of real estate project financing loans in Korea in recent years, Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, implemented a uniform set of guidelines regarding the evaluation of real estate development projects and asset quality classification of project financing loans for such projects in September 2010. Under these guidelines, which became effective from the third quarter of 2010, Korean banks are generally required to apply more stringent criteria in evaluating the asset quality of real estate project financing loans. As a result, we may be required to establish additional provisions with respect to our outstanding real estate project financing loans, which could adversely affect our financial condition and results of operations.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, credit-related commitments and other exposures) as of December 31, 2011, six were to companies that were members of the 30 largest chaebols in Korea. As of that date, the total amount of our exposures to the 30 largest chaebols was (Won)32,734 billion, or 8.6% of our total exposures. If the credit quality of our exposures to chaebols declines, we could incur additional bad debt expenses, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

The provisions we have established against these exposures may not be sufficient to cover all future losses arising from these exposures. In addition, in the case of companies that are in or in the future enter into workout, restructuring, reorganization or liquidation proceedings, our recoveries from those companies may be limited. We may, therefore, experience future losses with respect to these exposures.

A large portion of our exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2011, our 20 largest exposures to corporate borrowers totaled (Won)45,763 billion, which represented 12.0% of our total exposures. As of that date, our single largest corporate exposure was to the Bank of Korea, to which we had outstanding credits in the form of debt securities of (Won)12,029 billion, representing 3.2% of our total exposures. Aside from exposure to the Korean government and government-related agencies, our next largest exposure was to Samsung Electronics, to which we had outstanding exposure of (Won)1,665 billion representing 0.4% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional bad debt expenses required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2011, our credit exposures to companies that were in workout or corporate restructuring amounted to (Won)3,972 billion or 1.2% of our total credit exposures, of which (Won)2,217 billion or 55.8% was classified as substandard or below and all of which was classified as impaired. As of the same date, our provisions for credit losses on these credit exposures amounted to (Won)1,423 billion, or 35.8% of these exposures. These provisions may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2011 to companies in workout or restructuring amounted to (Won)4,192 billion, or 1.1% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

We have exposure to member companies of the Kumho Asiana Group, and financial difficulties of these companies may adversely impact us.

Several member companies of the Kumho Asiana Group, one of Korea’s largest chaebols, have been experiencing financial difficulties, including as a result of their heavily leveraged acquisition of Daewoo

Engineering & Construction Co., Ltd. in 2006 and the subsequent global financial crisis commencing in the second half of 2008. In January 2010, Kumho Tires Co., Inc. and Kumho Industrial Co., Ltd. agreed with their creditors, including us, to begin an out-of-court debt restructuring program under the Corporate Restructuring Promotion Act. In addition, Kumho Petrochemical Co., Ltd. and Asiana Airlines announced that they would undergo a voluntary restructuring, in return for which their creditors, including us, agreed to a suspension of payments on the two companies’ debt until the end of 2010. These four companies are member companies of the Kumho Asiana Group. As of December 31, 2011, our aggregate credit exposures to Kumho Tires, Kumho Industrial, Kumho Petrochemical and Asiana Airlines, consisting primarily of loans extended to such companies and also including other exposures such as project finance-related exposures, amounted to (Won)1,499 billion, none of which was classified as substandard or below. As of December 31, 2011, our provisions for credit losses with respect to such credit exposures amounted to (Won)94 billion. We also had exposure relating to put options granted to us in connection with our co-investment in Daewoo Engineering & Construction with the Kumho Asiana Group. Moreover, in the first four months of 2012, we extended additional loans to such companies in the aggregate amount of approximately (Won)9 billion. We also converted an aggregate of (Won)115 billion of our loans to such companies into equity interests in such companies in connection with such restructuring programs. Our provisions may not be sufficient to cover all future losses arising from our exposures to these companies. Furthermore, in the event that the financial condition of these companies deteriorates further in the future, we may be required to record bad debt expenses, as well as charge-offs and valuation or impairment losses or losses on disposal, which may have a material adverse effect on our financial condition and results of operations.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans amounted to (Won)66,758 billion as of December 31, 2010 and (Won)72,914 billion as of December 31, 2011. Our credit card portfolio amounted to (Won)4,357 billion as of December 31, 2010 and (Won)4,592 billion as of December 31, 2011. As of December 31, 2011, our consumer loans and credit card receivables represented 34.3% and 2.2% of our total lending, respectively. See “Item 4B. Business Overview—Consumer Banking—Lending Activities” and “Item 4B. Business Overview—Credit Cards—Products and Services.”

The growth in our consumer loan portfolio in recent years, together with adverse economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in asset quality. The amount of our consumer loans classified as substandard or below was (Won)343 billion (or 0.5% of our consumer loan portfolio) as of December 31, 2010 and (Won)396 billion (or 0.5% of our consumer loan portfolio) as of December 31, 2011. We charged off consumer loans amounting to (Won)89 billion in 2011, as compared to (Won)106 billion in 2010, and recorded bad debt expenses in respect of consumer loans of (Won)158 billion in 2011, as compared to (Won)130 billion in 2010. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, amounted to (Won)26,645 billion, or 39.9% of our total outstanding consumer loans, as of December 31, 2010 and (Won)27,940 billion, or 38.3% of our total outstanding consumer loans, as of December 31, 2011.

In our credit card segment, outstanding balances overdue by 30 days or more amounted to (Won)103 billion, or 2.4% of our credit card receivables, as of December 31, 2010 and (Won)92 billion, or 2.0% of our credit card receivables, as of December 31, 2011. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2011, these restructured loans amounted to (Won)51 billion, or 1.1% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 3.1% of our credit card balances as of December 31, 2011. We charged off credit card balances amounting to (Won)142 billion in 2011, as compared to (Won)140 billion in 2010, and recorded bad debt expenses in respect of credit card balances of (Won)115 billion in 2011, as compared to (Won)60 billion in 2010. Delinquencies may increase in the future as a result of, among other things, adverse economic conditions in Korea, difficulties experienced by other credit card issuers that adversely affect our customers, additional government regulation or the inability of Korean consumers to manage increased household debt.

A deterioration of the asset quality of our consumer loan and credit card portfolios would require us to record increased bad debt expenses and charge-offs and will adversely affect our financial condition and results of operations. In addition, our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that hurt those consumers could result in further deterioration in the credit quality of our consumer loan and credit card portfolios. For example, a rise in unemployment or an increase in interest rates in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults.

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following successive extensions by the Korean government, is expected to continue until April 2013. Under the pre-workout program, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of less than (Won)500 million who are in arrears on their payments for more than 30 days but less than 90 days. The aggregate amount of consumer credit (including credit card receivables) provided by Woori Bank, Kyongnam Bank and Kwangju Bank which became subject to the pre-workout program in 2011 was (Won)29 billion. While we believe that our participation in such pre-workout program has not had a material impact on the overall credit quality of our consumer loan and credit card portfolio or on our results of operations and financial condition to date, our future participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

A decline in the value of the collateral securing our consumer loans and our inability to realize full collateral value may adversely affect our consumer credit portfolio.

A substantial portion of our consumer loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 60% of the appraised value of collateral (except in areas of high speculation designated by the government where we generally limit our lending to 40% to 60% of the appraised value of collateral) and to periodically re-appraise our collateral, the downturn in the real estate markets in Korea in recent years has resulted in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values decline further in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any future declines in the value of the real estate or other collateral securing our consumer loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional provisions for credit losses.

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

Risks relating to our financial holding company structure and strategy

We may not be successful in taking advantage of our integrated financial holding company structure.

Our success under a financial holding company structure depends on our ability to take advantage of our large existing base of retail and corporate banking customers and to implement a strategy of developing and cross-selling diverse financial products and services to them. As part of this strategy, we continue to standardize and upgrade the risk management operations of our subsidiaries. We are also continuing our efforts to diversify our product offerings through, among other things, the expansion of our insurance business following the establishment of Woori Aviva Life Insurance in 2008 and increased marketing of insurance products through our bancassurance channels, as well as further expansion of our investment banking and investment trust operations. The implementation of these and other plans that we may pursue to take advantage of our integrated financial holding company structure may require additional investments of capital, infrastructure, human resources and management attention and entails certain risks, including the possibility that:

•	we may fail to further integrate and upgrade our diverse systems and operations as needed to maximize synergies among our operating subsidiaries;

•	we may lack required capital resources;

•	we may fail to attract, develop and retain personnel with necessary expertise;

•	we may face competition from other financial holding companies and more specialized financial institutions in particular segments; and

•	we may fail to leverage our financial holding company structure to continue realizing operational efficiencies and to cross-sell new products and services.

If we are not successful in implementing our current and future plans, we may incur losses on our investments and our results of operations and financial condition may suffer.

We may fail to realize the anticipated benefits relating to our reorganization and integration plan and any future mergers or acquisitions that we may pursue.

Our success under a financial holding company structure depends on our ability to implement our reorganization and integration plan and to realize the anticipated synergies, growth opportunities and cost savings from coordinating and, in certain cases, combining the businesses of our various subsidiaries. As part of this plan, between December 2001 and February 2002 we merged the commercial banking business of Peace Bank of Korea into Woori Bank, converted Peace Bank of Korea into a credit card subsidiary, Woori Credit Card, and transferred the credit card business of Woori Bank to Woori Credit Card. We also transferred the credit card business of Kwangju Bank to Woori Credit Card in March 2003. In light of the deteriorating business performance of Woori Investment Bank and with the objective of restructuring the group platform, we merged Woori Investment Bank with Woori Bank in August 2003. In March 2004, in response to the liquidity problems of Woori Credit Card stemming from the deteriorating asset quality of its credit card portfolio, we merged Woori Credit Card with Woori Bank. Although we currently intend for our commercial banking subsidiaries to continue to operate as separate legal entities within our financial holding company structure and to maintain separate loan origination and other functions, we have standardized our subsidiaries’ risk management operations (except with respect to operational risk), including with respect to credit risk management following systems upgrades completed in 2007. In October and December 2004, we also acquired a 27.3% voting interest in LGIS, a leading domestic securities firm. In March 2005, we merged Woori Securities into LGIS and renamed the surviving entity Woori Investment & Securities. See “Item 4B. Business Overview—Business—Capital Markets Activities—Securities Brokerage.” In May 2005, we purchased a 90.0% direct ownership interest in LG Investment Trust Management, or LGITM, from LGIS. We subsequently merged Woori Investment Trust Management, our wholly-owned asset management subsidiary, into LGITM and renamed the surviving entity Woori Asset Management, which remains a consolidated subsidiary. In July and September 2005, Woori Asset Management reacquired the remaining 10.0% interest from its minority shareholders. In May 2006, we transferred 30.0% of our interest in Woori Asset Management to Credit Suisse. Following this transfer, we renamed the entity Woori Credit Suisse Asset Management. In October 2009, we reacquired Credit Suisse’s 30.0% interest in Woori Credit Suisse Asset Management and renamed the entity Woori Asset Management. Furthermore, we acquired a 51.4% interest in Hanmi Capital in September 2007, which was subsequently renamed Woori Financial, and acquired a 51.0% interest in LIG Life Insurance in April 2008, which was subsequently renamed Woori Aviva Life Insurance. Woori Financial became a consolidated subsidiary, while we account for Woori Aviva Life Insurance as part of our investments in jointly controlled entities and associates under IFRS. As part of our business plan, we, through Woori Bank, Kyongnam Bank and Kwangju Bank, have also entered into bancassurance marketing arrangements with third party insurance companies. See “Item 4B. Business Overview—Business—Other Businesses—Bancassurance.”

Separately, in May 2011, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced its plans to privatize us through a sale of up to the entire 56.97% equity stake (and a minimum of a 30% equity stake) held by the Korean government through the KDIC through a competitive bidding process from May to June 2011, during which period only one bid was submitted by a consortium led by a Korean private equity fund. As a result, the Public Funds Oversight Committee announced the suspension of the sale process in August 2011. On April 30, 2012, the Public Funds Oversight Committee announced a new privatization plan, pursuant to which a preliminary bidding process began on April 30, 2012 and will remain open until July 27, 2012. The latest privatization plan contemplates a sale of up to the entire 56.97% equity stake (and a minimum of a 30% equity stake), similar to the May 2011 plan, but also allows bids that seek to privatize us through a merger with or integration into another financial institution in return for stock and/or cash consideration.

In addition, we purchased certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank through our wholly-owned subsidiary, Woori FG Savings Bank Co., Ltd., which began operating in March 2011. As part of our strategy, we also intend to continue to seek opportunities to expand our overseas operations, including potentially through acquisitions and investments in the U.S., Europe and Asia. The integration of our subsidiaries’ separate businesses and operations, as well as those of any companies we may merge with or acquire in the future, could require a significant amount of time, financial resources and management attention, and may result in increased capital requirements and greater credit and other exposures. Moreover, the integration process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel.

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

An important element of our overall strategy is increasing our fee income in order to diversify our revenue base, in anticipation of greater competition and declining lending margins. Historically, our primary source of revenues has been net interest income from our banking operations. To date, except for credit card, trust management, bancassurance, brokerage and currency transfer fees (including foreign exchange-related commissions) and fees collected in connection with the operation of our investment funds, we have not generated substantial fee income. We intend to develop new sources of fee income as part of our business strategy, including through our investment banking and asset management businesses. Although we, like many other Korean financial institutions, have begun to charge fees to our customers more regularly, customers may prove unwilling to pay additional fees, even in exchange for more attractive value-added services, and their reluctance to do so would adversely affect the implementation of our strategy to increase our fee income. Furthermore, the fees that we charge to customers are subject to regulation by Korean financial regulatory authorities, which may seek to implement regulations or measures that may have an adverse impact on our ability to achieve this aspect of our strategy.

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

In addition, we believe that regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012. We expect that consolidation in the financial industry will continue. In particular, the Korean government has announced that it plans to privatize the Korea Development Bank. Other financial institutions may seek to acquire or merge with such or other entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly, our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

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

During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In addition, in line with similar actions taken by monetary authorities in other countries, from the third quarter of 2008 to the first quarter of 2009, the Bank of Korea decreased its policy rate by a total of 325 basis points in order to address financial market instability and to help combat the slowdown of the domestic economy. However, while the rate of deterioration of the global economy has slowed since the second half of 2009, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2012 and beyond remain uncertain. For example, commencing in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the United States to “AA+” from “AAA” in August 2011 and the financial difficulties affecting many other governments worldwide, in particular in Greece, Spain, Italy and other countries in Europe. In addition, measures adopted by the international community to sanction Iran for its nuclear weapons program, as well as political instability in various countries in the Middle East and Northern Africa, including in Egypt, Tunisia, Libya, Syria and Yemen, have resulted in volatility and uncertainty in the global energy markets. These or other developments could potentially trigger another financial and economic crisis. Furthermore, while many governments worldwide are implementing “exit strategies,” in the form of reduced government spending or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products (although we do not currently have material exposures to Greece, Spain, Italy and other countries in Europe which are facing financial difficulties, in the form of sovereign debt or otherwise). Since the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in jointly controlled entities and associates.

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

Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet certain financial and business targets on a semi-annual and/or quarterly basis until the end of 2012. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As a result of deteriorating economic and financial market conditions in Korea and globally, both we and Woori Bank failed to meet our respective return on assets targets, expense-to-revenue ratio targets and operating income per employee targets as of December 31, 2008. In September 2009, the KDIC imposed an institutional warning on us and Woori Bank, as well as reprimands and warnings on 11 current and former executive officers of Woori Bank, in connection with our and Woori Bank’s failures to meet such financial targets, including as a result of losses incurred on collateralized debt obligations and other credit derivatives. In February and October 2010 and February 2011, the KDIC imposed institutional warnings on Woori Bank in connection with its failure to meet its financial targets with respect to operating income per employee as of September 30, 2009 and return on assets and non-performing loan ratio as of June 30 and September 30, 2010, respectively. In October 2010, the KDIC imposed an institutional warning on Kyongnam Bank, as well as reprimands and warnings on 10 current and former executive officers of Kyongnam Bank, in connection with certain fraudulent transactions undertaken on behalf of Kyongnam Bank by certain employees and their potential impact on Kyongnam Bank. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Kyongnam Bank.” In April 2011, the KDIC imposed another institutional warning on us and Woori Bank, as well as a warning on the former chief executive officer of Woori Bank, in connection with our and Woori Bank’s failure to meet our financial targets with respect to our non-performing loan ratio and Woori Bank’s return on assets as of December 31, 2010. We, Woori Bank, Kyongnam Bank and Kwangju Bank entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC in March 2012.

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

We have provided certain assets as collateral for our secured borrowings in recent years. These secured borrowings often take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our statements of financial position. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. As of December 31, 2011, the aggregate amount of assets we had provided as collateral for our secured borrowings was (Won)11,611 billion. As of that date, we had established provisions of (Won)156 billion in respect of possible losses on those assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets to the extent those payments or recovery shortfalls exceed our provisions.

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

Our banking subsidiaries meet a significant amount of their funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2011, approximately 98.8% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. Our banking subsidiaries may also be required to seek more expensive sources of short-term and long-term funding to finance their operations. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize and integrate our operations.

Most financial institutions in Korea, including our subsidiaries, have experienced periods of labor unrest. As part of our reorganization and integration plan, we have transferred or merged some of the businesses operations of our subsidiaries into one or more entities and implemented other forms of corporate and operational restructuring. We may decide to implement other organizational or operational changes, as well as acquisitions or dispositions, in the future. Such efforts have in the past been met with significant opposition from labor unions in Korea. For example, although we did not experience any major labor disputes in connection with the merger of Woori Credit Card with Woori Bank, our employees at Woori Securities staged a one-month strike to protest the merger of Woori Securities into LGIS in March 2005. Actual or threatened labor disputes may in the future disrupt the reorganization and integration process and our business operations, which in turn may hurt our financial condition and results of operations.

The secondary market for corporate bonds in Korea is not fully developed, and, as a result, we may not be able to realize the full “marked-to-market” value of debt securities we hold when we sell any of those securities.

As of December 31, 2011, our banking subsidiaries held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the KDIC, the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea, among others) with a total book value of (Won)7,524 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated statements of financial position is determined by references to suggested prices posted by Korean rating agencies, which measure prices based on observable market data. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We and our commercial banking subsidiaries may be required to raise additional capital to maintain our capital adequacy ratio or for other reasons, which we or they may not be able to do on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio, which is the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, of 8.0%. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.” In addition, each of our commercial banking subsidiaries is required to maintain a minimum combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated basis. In both cases, Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. In addition, the current terms of the memoranda of understanding among us, our subsidiaries and the KDIC require us and our subsidiaries to meet specified capital adequacy ratio requirements. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As of December 31, 2011, our capital ratio and the capital adequacy ratios of our subsidiaries exceeded the minimum levels required by both the Financial Services Commission and these memoranda. However, our capital base and capital adequacy ratio or those of our subsidiaries may deteriorate in the future if our or their results of operations or financial condition deteriorates for any reason, or if we or they are not able to deploy their funding into suitably low-risk assets. To the extent that our subsidiaries fail to maintain their capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on them ranging from a warning to suspension or revocation of their licenses.

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

Beginning in 2008, the Financial Supervisory Service implemented the new Basel Capital Accord, referred to as Basel II, in Korea, which has affected the way risk is measured among Korean financial institutions, including our commercial banking subsidiaries. Building upon the initial Basel Capital Accord of 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk, Basel II expanded this approach to contemplate additional areas of risk such as operational risk. Basel II also instituted new measures that require our commercial banking subsidiaries to take into account individual borrower credit risk and operational risk when calculating risk-weighted assets.

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements, and Kyongnam Bank has begun following an internal ratings-based approach from September 2011. Kwangju Bank, which is in the process of establishing an internal ratings-based approach, currently uses a standardized approach. For regulatory reporting purposes, from September 30, 2008, Woori Bank implemented its internal ratings-based approach for credit risk, beginning with its credit risk with respect to retail, small- and medium-size enterprises and large corporate loans and asset-backed securities portfolios, and plans to further implement its internal ratings-based approach to its specialized lending portfolio upon approval by the Financial Supervisory Service. A standardized approach will be used in measuring credit risk for those classes of exposure for which Woori Bank’s internal ratings-based approach has not yet been implemented, as well as for certain classes of exposure (including those to the Korean government, public institutions and other banks) for which the internal ratings-based approach will not be applied. Woori Bank plans to implement an “advanced internal ratings-based approach” for credit risk in the near future. Woori Bank also implemented a standardized approach for operational risk beginning on January 1, 2008, and implemented an “advanced measurement approach” for operational risk in June 2009.

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

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision is expected to begin implementing the new set of measures, referred to as Basel III, from 2013. In Korea, Basel III is expected to be implemented in stages from 2013 to 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including our commercial banking subsidiaries.

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

In addition to the OFAC sanctions described above, the United States maintains programs under the Iran Sanctions Act, the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, or CISADA, Executive Order 13590 and the National Defense Authorization Act for Fiscal Year 2012, or the NDAA, that provide authority for the imposition of U.S. sanctions on foreign parties that conduct certain activities with respect to Iran’s oil and gas industry and Iran’s financial sector. Such programs provide for the possible imposition of sanctions on any person engaged in transactions above a specified dollar threshold in connection with the development or maintenance of the Iranian oil and gas production, refining, or petrochemical industries, the export of refined petroleum products to Iran above a specified threshold or Iran’s acquisition of weapons of mass destruction or advanced conventional weapons. A range of sanctions may be imposed on companies that engage in sanctionable activities, including among other things the blocking of any property subject to U.S. jurisdiction in which the sanctioned company has an interest, which could include a prohibition on transactions or dealings involving securities of the sanctioned company.

Sanctions under the above-described programs also target foreign financial institutions that facilitate significant transactions with designated Iranian financial institutions or knowingly facilitate transactions connected to Iranian weapons of mass destruction or terror activities or for designated parties linked to the Iranian Revolutionary Guard Corps or subject to United Nations sanctions against Iran. Financial institutions engaging in targeted activity could be sanctioned by termination of their ability to maintain correspondent accounts in the United States. These programs were recently extended under the NDAA to cover transactions with the Bank Markazi Jomhouri Islami Iran, also referred to as the Central Bank of Iran or CBI. Foreign financial institutions owned or controlled by a foreign government could lose access to U.S. correspondent accounts if they facilitate transactions for the sale or purchase of petroleum or petroleum products involving the CBI. The imposition of sanctions against foreign entities pursuant to such programs is not automatic (requiring further action by the U.S. administration) and, with respect to the new provisions targeting CBI, is subject to several important potential exceptions, including discretionary determinations by the U.S. government that the price and supply of non-Iranian petroleum products are not sufficient to permit those purchasing Iranian petroleum products to significantly reduce the volume of purchases, that the country with primary jurisdiction over a foreign financial institution has significantly reduced its purchases of Iranian crude oil, or that the “national security interest of the United States” requires a waiver of sanctions. It is our understanding that the Korean government has been and continues to be in discussions with the U.S. government regarding the application of the sanctions and exceptions to Korean companies, and it is unclear how or whether any of the potential sanctions or exceptions would be applied. Iran has also been designated as a “jurisdiction of primary money laundering concern” under Section 311 of the USA PATRIOT Act, potentially subjecting banks dealing with Iranian financial institutions to increased regulatory scrutiny.

Korea has also adopted a sanctions program targeting Iran in accordance with the series of relevant resolutions adopted by the United Nations Security Council. In particular, in September 2010, the Korean government announced broad sanctions implementation guidelines covering financial, trade, transportation and energy-related activities with Iran, which also included a proposal to facilitate legitimate trade between Korea and Iran through Won-denominated settlement accounts to be opened by CBI at certain Korean banks for such purpose. In December 2011, the Korean government announced expanded sanctions against Iran, including the addition of 99 entities and six individuals that are related to Iran’s nuclear program to the Korean government’s sanctioned party list with respect to Iran.

Woori Bank, which we believe would be considered as a foreign financial institution owned or controlled by a foreign government under the NDAA, operates certain accounts for CBI, which were opened pursuant to a service agreement entered into by Woori Bank and CBI in September 2010 to facilitate trade between Korea and Iran. The accounts opened by CBI consist of Won-denominated accounts which are used for the settlement of exports of goods to Iran by Korean exporters and Won, U.S. dollar, euro and Japanese Yen-denominated accounts which are used for the settlement of imports of oil and gas from Iran by Korean importers. By the terms of the service agreement between Woori Bank and CBI, settlement of export and import transaction payments through such accounts opened by CBI are effected by crediting or debiting the relevant amount to or from the applicable accounts while a corresponding payment of funds is made to or from an Iranian bank by CBI, and generally does not involve any actual transfer of the relevant funds from such accounts at Woori Bank to CBI’s accounts in Iran or elsewhere for such settlement. Additionally, by the terms of an amendment to such service agreement between Woori Bank and CBI, CBI may not transfer any funds from its U.S. dollar-denominated account at Woori Bank to bank accounts held by CBI outside of Korea. Our commercial banking subsidiaries, including Woori Bank, also provide limited export-import financing services to Korean exporters and importers in connection with their trade transactions with Iran that are permitted under the relevant Korean sanctions, primarily by discounting, advising on or issuing letters of credit, which are settled through the accounts opened by CBI at Woori Bank. Furthermore, our commercial banking subsidiaries occasionally act as recipient bank on behalf of Korean exporters for international money transfers from Iranian importers and maintain a limited number of deposit accounts in Korea for Iranian financial institutions. In addition, Woori Bank may in the future be requested by the Korean government to participate in the settlement, through the accounts opened by CBI at Woori Bank, of certain past trade transactions involving Iran which were frozen prior to the implementation of Iran-related economic sanctions and export controls by the Korean government in 2010.

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

There is no guarantee that our activities relating to Iran will not be found to constitute sanctionable activities or that we will not be subjected to liability as a result of such activities. Our business and reputation could be adversely affected if the U.S. government or other governments were to determine that our Iran-related activities (including the operation of the accounts opened by CBI at Woori Bank) involve sanctionable activity under any of the relevant sanctions. Our investors may also be adversely affected if we are found to violate any of the relevant sanctions, or if any sanctions with which the investors are required to comply results in their investment in us being restricted. If we are sanctioned under the Iran Sanctions Act as amended by CISADA, such sanctions could include the blocking of any property in which we have an interest, which would effectively prohibit all U.S. persons from receiving any payments from us or our commercial banking subsidiaries, or otherwise acquiring, holding, withholding, using, transferring, withdrawing, transporting, importing, or exporting any property in which we have any interest. Furthermore, any prohibition or conditions placed on our use of U.S. correspondent accounts could effectively eliminate our access to the U.S. financial system, including U.S. dollar clearing transactions, which would adversely affect our business. If the U.S. government were to challenge the compatibility of the accounts opened by CBI at Woori Bank with the relevant sanctions, while no assurances can be given that any such measures would be successful, we intend to take all necessary measures to the extent possible to ensure that prohibitions or conditions are not placed on our use of U.S. correspondent accounts, including closing the accounts opened by CBI at Woori Bank if required.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “Other risks relating to our business — Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” Since the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index (known as the “KOSPI”) declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. While the KOSPI recovered to a significant extent since 2008, there has been significant volatility in the KOSPI commencing in the second half of 2011, particularly following the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the United States to “AA+” from “AAA” in August 2011 and in light of the financial difficulties affecting many other governments worldwide, in particular Greece, Spain, Italy and other countries in Europe. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

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

In particular, since the death of the North Korean ruler Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Before his death, Kim Jong-il designated his third son, Kim Jong-eun, as his successor and named him as the vice chairman of the Central Military Commission and a general of the North Korean army. In April 2012, Kim Jong-eun also became the chairman of the National Defense Commission. However, the eventual outcome of such leadership transition remains uncertain. Furthermore, only limited information is available outside of North Korea about Kim Jong-eun, who is reported to be in his late twenties, and it is unclear which individuals or factions, if any, will share political power with Kim Jong-eun or assume the leadership if the transition is not successful. Accordingly, there is significant uncertainty regarding the policies, actions and initiatives that North Korea might pursue in the future.

In recent years, there have also been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In May 2009, North Korea announced that it had successfully conducted a second nuclear test. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea denied responsibility and threatened retaliation for any attempt to punish it over the incident. In November 2010, North Korea reportedly fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the maritime border between Korea and North Korea on the west coast of Korea, killing two Korean soldiers and two civilians, wounding many others and causing significant property damage. Korea responded by firing artillery shells back and putting the military on its highest level of alert. The Korean government condemned North Korea for the act and vowed stern retaliation should there be further provocation. In April 2012, North Korea attempted to launch a long-range missile, which it characterized as a satellite launch. In response, the United Nations Security Council unanimously issued a presidential statement that condemned North Korea for the attempted launch and decided to further expand and tighten sanctions against North Korea.

North Korea’s economy also faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

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

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate was 3.2% in 2008, increased to 3.7% but decreased to 3.4% in 2011. Future increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

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

According to the privatization plans announced by the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, the KDIC will seek to dispose of up to all of its holdings of our common stock (and a minimum of a 30% equity stake) through a competitive bidding process open to domestic and foreign investors. The preliminary bidding process began on April 30, 2012 and will remain open until July 27, 2012. However, the sale process under such plans may be subject to change depending on market conditions and other factors. Furthermore, if it proceeds, our privatization may result in our merger with, or integration into, another financial institution. We do not know when, how or what percentage of our shares owned by the KDIC will be disposed of, or to whom such shares will be sold, or when, how and with whom we may be merged or integrated. As a result, we cannot predict the impact of any such transactions on us or our stock prices. Any future sales of our common stock or ADSs in the public market or otherwise by the KDIC, or any future merger or integration between us and another financial institution, or the possibility that such transactions may occur, could adversely affect the prevailing market prices of our common stock and ADSs.

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. The KOSPI was 1,974.6 on April 20, 2012. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Commercial Banking Operations.  The Korean government, through the Financial Services Commission, decided in December 2000 to write down the capital of each of Hanvit Bank (now Woori Bank), Kyongnam Bank, Kwangju Bank and Peace Bank of Korea (which was renamed Woori Credit Card and eventually merged with Woori Bank) to zero. It accomplished this by having the Financial Services Commission issue a capital reduction order with respect to these banks pursuant to its regulatory authority. The Korean government also decided to recapitalize these banks by injecting public funds through the KDIC. In December 2000, the KDIC made initial capital injections to Hanvit Bank ((Won)2,764 billion), Kyongnam Bank ((Won)259 billion), Kwangju Bank ((Won)170 billion) and Peace Bank of Korea ((Won)273 billion), in return for new shares of those banks. The KDIC also agreed to make additional capital contributions, not involving the issuance of new shares, in the future, which were made in September 2001 to Hanvit Bank ((Won)1,877 billion), Kyongnam Bank ((Won)94 billion), Kwangju Bank ((Won)273 billion) and Peace Bank of Korea ((Won)339 billion).

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

Labor-Government Agreement.  Under a December 2000 agreement between our subsidiaries’ labor unions and the Korean government, we control the management strategies of our subsidiaries and have the ability to dispose of overlapping business lines. Pursuant to this agreement, any downsizing that may be required in connection with the reorganization of our subsidiaries’ operations should be implemented based on separate agreements concluded between us and our subsidiaries’ labor unions. In July 2002, we reached an agreement with the labor unions of Kyongnam Bank and Kwangju Bank pursuant to which we agreed to maintain the two banks as separate entities, while integrating the operating standards (including risk management operations) and information technology systems of our commercial banking subsidiaries.

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

Our subsidiaries entered into a new two-year business normalization plan with the KDIC in March 2009. In February and October 2010 and February 2011, the KDIC imposed institutional warnings on Woori Bank in connection with its failure to meet its financial targets with respect to operating income per employee as of September 30, 2009 and return on assets and non-performing loan ratio as of June 30 and September 30, 2010, respectively. In October 2010, KDIC imposed an institutional warning on Kyongnam Bank, as well as reprimands and warnings on 10 current and former executive officers of Kyongnam Bank, in connection with certain fraudulent transactions ostensibly undertaken on behalf of Kyongnam Bank by certain employees and their potential impact on Kyongnam Bank. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Kyongnam Bank.” In April 2011, the KDIC imposed another institutional warning on Woori Bank, as well as a warning on the former chief executive officer of Woori Bank, in connection with Woori Bank’s failure to meet its financial targets with respect to its return on assets and non-performing loan ratio as of December 31, 2010. Each of Woori Bank, Kyongnam Bank and Kwangju Bank entered into a new one-year business normalization plan with new restructuring measures and financial targets with the KDIC in March 2011, and each met all of its financial targets under the plan.

In March 2012, each of Woori Bank, Kyongnam Bank and Kwangju Bank entered into a new one-year business normalization plan with new restructuring measures and financial targets with the KDIC. See “—Recent Developments with the KDIC.”

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

Pursuant to the terms of this memorandum of understanding, we entered into a new two-year business normalization plan with new restructuring measures and financial targets with the KDIC in April 2005. In addition to the new restructuring measures and financial targets, the plan primarily dealt with ways to increase labor efficiency and to set up a comprehensive financial network for increased synergy among the group members and strengthening our incentive-based management system. We met all of our financial targets under the plan. We entered into a new two-year business normalization plan with the KDIC in April 2007. As a result of deteriorating economic and financial market conditions in Korea and globally, we failed to meet our return on assets target, our expense-to-revenue ratio target and our operating income per employee target as of December 31, 2008. In September 2009, the KDIC imposed an institutional warning on us in connection with our failure to meet such financial targets. We entered into another business normalization plan with the KDIC in March 2009. In March 2010, three of the financial targets for 2010 under such business normalization plan, which were the expense-to-revenue ratio, operating income per employee and holding company expense ratio, were adjusted by the KDIC. In April 2011, the KDIC imposed another institutional warning on us in connection with our failure to meet our financial targets with respect to our non-performing loan ratio as of December 31, 2010. In March 2011, we entered into a new one-year business normalization plan with new restructuring measures and financial targets with the KDIC, under which we met all of our financial targets. In March 2012, we entered into a new one-year business normalization plan with new restructuring measures and financial targets with the KDIC. See “—Recent Developments with the KDIC.”

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

The specified financial targets for 2012 that are to be met by Woori Bank, Kyongnam Bank and Kwangju Bank are identical to those imposed by the KDIC on those subsidiaries.

Recent Developments with the KDIC.  In March 2012, we and Woori Bank, Kyongnam Bank and Kwangju Bank each entered into a new one-year business normalization plan with the KDIC that included new restructuring measures and financial targets. In addition, the plan primarily dealt with ways to increase labor and cost efficiency, strengthen our risk management system, improve our asset quality, improve our profitability through increased synergy among the group members and strengthen our revenue base. The other terms of the previously agreed memoranda of understanding remain unchanged.

Our one-year business normalization plan sets forth six financial targets for fiscal year 2012 that we are required to meet, with semi-annual targets being set internally by us in accordance with the year-end targets. Our targets for fiscal year 2012 are set forth in the following table:

	As of or for the six months ending June 30, 2012		As of or for the year ending December 31, 2012
Capital adequacy ratio(1)		10.0%		10.0%
Return on total assets(2)		0.15		0.46
Expense-to-revenue ratio(3)		57.9		48.1
Operating income per employee (Won millions)(4)	(Won)	290	(Won)	320
Non-performing loan ratio(5)		2.0%		1.2%
Holding company expense ratio(6)		0.9		0.6

(1)

For a description of how the capital adequacy ratio is calculated, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

(2)	Represents the ratio of net income to total assets.
(3)

Represents the ratio of general and administrative expenses to adjusted operating income. “Adjusted operating income” represents operating income (i) before subtracting impairment loss on credit losses and general and administrative expenses and (ii) after subtracting (a) gain (loss) on valuation and disposal of equity investment securities and (b) income from Won-denominated loans with respect to the amount of such loans that exceeds the amount of Won-denominated deposits.

(4)	Represents the ratio of adjusted operating income to total number of full-time employees.
(5)	Represents the ratio of total credits classified as substandard or below to total credits, in each case, net of provisions.
(6)	Represents the ratio of the holding company’s expenses to adjusted operating income of its subsidiaries.

Each of Woori Bank, Kyongnam Bank and Kwangju Bank also submitted similar one-year business normalization plans that contain annual and quarterly financial targets each subsidiary is required to meet. We expect that we and these subsidiaries will be required to enter into new business normalization plans with the KDIC every year so long as the KDIC remains our largest shareholder.

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

•

In October and December 2004, we acquired an aggregate 27.3% voting interest in LGIS. In March 2005, we merged Woori Securities into LGIS and renamed the surviving entity Woori Investment & Securities, which became an equity method investee under U.S. GAAP. Currently, Woori Investment & Securities is accounted for as a consolidated subsidiary under IFRS.

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

•

In April 2008, we acquired a 51.0% interest in LIG Life Insurance. In connection with this acquisition, we entered into a joint venture agreement with Aviva International Holdings Limited. Aviva International Holdings Limited (through its wholly-owned subsidiary Aviva Asia Holdings Private Limited) and we collectively hold a 98.9% interest in LIG Life Insurance, which was subsequently renamed Woori Aviva Life Insurance. Under IFRS, we account for Woori Aviva Life Insurance as part of our investments in jointly controlled entities and associates.

•

In March 2011, we acquired certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank through our wholly-owned consolidated subsidiary, Woori FG Savings Bank Co., Ltd., which was established in connection with such transaction.

•	In September 2011, we tentatively announced our plan to spin off the credit card business of Woori Bank, which has not yet been implemented.

•

In October 2011, we acquired all of the outstanding common stock of Kwangju Bank and Kyongnam Bank that we did not previously own by exchanging shares of our own common stock for such shares, pursuant to which Kwangju Bank and Kyongnam Bank became our wholly-owned subsidiaries.

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

Business

We are Korea’s first financial holding company, and our operations include one of the largest commercial banks in Korea, in terms of total assets (including loans). Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, capital markets activities, international banking, asset management and bancassurance. We provide a wide range of products and services to our customers, which mainly comprise individuals and small- and medium-sized enterprises, as well as some of Korea’s largest corporations. As of December 31, 2011, we had consolidated total assets of (Won)313 trillion, consolidated total deposits of (Won)196 trillion and consolidated total equity of (Won)22 trillion.

We were established as a financial holding company in March 2001, to consolidate the Korean government’s interest in a number of distressed financial institutions in the wake of the financial crisis in Korea in the late 1990s. Since our establishment, we have succeeded in restructuring our operations by: securing a solid capital base for our banking subsidiaries; improving the quality of our exposure to and our relationships in the large corporate sector; refocusing our lending activities on individual and small- and medium-sized enterprise customers to take advantage of our network of approximately 1,245 branches nationwide; expanding our activities in the areas of credit cards, full service brokerage, asset management and bancassurance for our over 21 million retail customers; modernizing and strengthening our credit risk review and management capabilities; working to integrate and cross-sell our products and services; and striving to create a customer- and service-oriented culture that measures and rewards performance.

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

(1)

Woori Aviva Life Insurance, in which we acquired a 51.0% interest in April 2008 and in respect of which we entered into a joint venture agreement with Aviva International Holdings Limited, is accounted for as part of our investments in jointly controlled entities and associates under IFRS. We currently hold a 51.6% interest in Woori Aviva Life Insurance.

(2)

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

Strong and long standing relationships with corporate customers.  Historically the operations of Woori Bank, our largest subsidiary, concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 13 of the 34 largest Korean corporate borrowers. Further enhancing our corporate loan portfolio is our ability to lend to small- and medium-sized enterprise customers. As of December 31, 2011, we had approximately 225,800 small- and medium-sized enterprise borrowers.

Large and loyal retail customer base.  With respect to our consumer banking operations, we have one of the largest deposit bases of any Korean commercial bank, and over 21 million retail customers, representing about half of the Korean adult population. Of these customers, more than half are active customers, meaning that they have an account with us with a positive balance or have transacted business with us at least once during the last six months.

Extensive distribution and marketing network.  We serve our customers primarily through one of the largest banking networks in Korea, comprising approximately 1,245 branches and over 8,900 ATMs and cash dispensers. Through Woori Bank, we also operate 11 dedicated corporate banking centers and approximately 97 general managers for our large corporate customers and approximately 1,544 relationship managers stationed at 730 branches for our small- and medium-sized enterprise customers. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base.  As of December 31, 2011, our consolidated equity totaled (Won)22 trillion, and the combined capital adequacy ratio of our banking subsidiaries was 13.7%. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

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

Further improve our asset quality and strengthen our risk management practices.  We were one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties. Since 2002, we have taken various measures, including entering into joint venture arrangements with several financial institutions, to facilitate the disposal of our substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans has decreased significantly over the past decade and was 1.8% as of December 31, 2011.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2010			2011
	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans(1) :
Small- and medium-sized enterprise(2)	(Won)	81,618	40.6%	(Won)	83,624	39.4%
Large corporate(3)		31,073	15.4		33,672	15.8
Others(4)		17,430	8.7		17,690	8.3

Total	(Won)	130,121	64.7%	(Won)	134,986	63.5%

Deposits:
Small- and medium-sized enterprise	(Won)	27,351	14.8%	(Won)	30,977	15.8%
Large corporate		61,598	33.2		61,561	31.4

Total	(Won)	88,949	48.0%	(Won)	92,538	47.2%

Number of borrowers:
Small- and medium-sized enterprise		257,143			225,791
Large corporate		2,603			2,739

(1)

Not including due from banks, other receivables and outstanding credit card balances, and prior to deducting provisions for credit losses and present value discount or reflecting deferred origination costs.

(2)

Loans to “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations (and including project finance loans to such enterprises). See “—Small and Medium-Sized Enterprise Banking.”

(3)

Loans to companies that are not “small- and medium-size enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations, and typically including companies that have assets of (Won)10 billion or more and are therefore subject to external audit under the External Audit Act of Korea. See “—Large Corporate Banking.”

(4)	Includes loans to governmental agencies, foreign loans and other corporate loans.

Corporate loans we provide consist principally of the following:

•	working capital loans, which are loans used for general working capital purposes, typically with a maturity of one year or less, including notes discounted and trade finance; and

•	facilities loans, which are loans to finance the purchase of materials, equipment and facilities, typically with a maturity of three years or more.

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

Small- and Medium-Sized Enterprise Banking

We use the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations. Under the Small and Medium Industry Basic Act of Korea and related regulations, in order to qualify as a small- and medium-sized enterprise, (i) the number of regular employees of the enterprise must be less than 1,000, (ii) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than (Won)500 billion, (iii) the enterprise’s paid-in capital at the end of the immediately preceding fiscal year must be less than (Won)100 billion, (iv) the enterprise’s average sales revenues for the most recent three fiscal years must be less than (Won)150 billion, (v) the enterprise must meet the standards prescribed by the Presidential Decree applicable to the type of its main business and (vi) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. Furthermore, non-profit enterprises with a number of regular employees not exceeding 300 and the sales revenue of less than (Won)30 billion that satisfy certain requirements prescribed in the Small and Medium Industry Basic Act may qualify as a small- and medium-sized enterprise. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2011, 39.4% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 18.0% were extended to borrowers in the retail and wholesale industry and 7.2% were extended to borrowers in the construction industry.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship managers, as well as through the branches and headquarters of Kyongnam Bank and Kwangju Bank. As of December 31, 2011, Woori Bank had stationed one or more relationship managers at 730 branches, of which 370 were located in the Seoul metropolitan area. The relationship managers specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2011, Woori Bank had a total of 1,544 small- and medium-sized enterprise relationship managers stationed at its branches.

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

Lending Activities.  We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2011, working capital loans and facilities loans accounted for 66.6% and 24.7%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2011, we had approximately 225,800 small- and medium-sized enterprise borrowers.

As of December 31, 2011, secured loans and loans guaranteed by a third party accounted for 60.7% and 15.8%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2011, approximately

75.6% of the secured loans were secured by real estate and 4.5% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of ten years.

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

Pricing.  We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. At Woori Bank, lending rates are generally determined using our CREPIA system. Woori Bank uses its CREPIA system to manage its lending activities, and inputs data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the CREPIA system and updates such information periodically to reflect changes in such information. At Kyongnam Bank and Kwangju Bank, we began to determine lending rates using similar credit evaluation systems from January 2008. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2011, approximately 80.4% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

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

In terms of our outstanding loan balance, as of December 31, 2011, 50.2% of our large corporate loans were extended to borrowers in the manufacturing industry, 13.5% were extended to borrowers in the finance and insurance industry and 9.5% were extended to borrowers in the construction industry.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate banking centers and general managers. Woori Bank operates 11 dedicated corporate banking centers, 10 of which are located in the Seoul metropolitan area. Each center is staffed with several general managers and headed by a senior general manager. Depending on the center, each such manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2011, Woori Bank had a total of 97 general managers who focus on marketing to and managing the accounts of large corporate customers.

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

Lending Activities.  We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2011, working capital loans and facilities loans accounted for 35.2% and 22.8%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2011, secured loans and loans guaranteed by a third party accounted for 19.0% and 6.9%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger provisions for credit losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2011, approximately 70.7% of the secured loans were secured by real estate and approximately 6.0% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

We evaluate creditworthiness and collateral for our loans to large corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing.  We determine the pricing of our loans to large corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2011, approximately half of these loans had interest rates that varied with reference to current market interest rates.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2010			2011
	Amount(1)		% of Total Loans(2)	Amount(1)		% of Total Loans(2)
	(in billions of Won, except percentage)
General purpose household loans	(Won)	33,737	16.8%	(Won)	32,836	15.5%
Mortgage loans		6,375	3.2		12,138	5.7
Home equity loans		26,645	13.2		27,940	13.1

Total	(Won)	66,757	33.2%	(Won)	72,914	34.3%

(1)	Not including outstanding credit card balances, and prior to deducting provisions for credit losses and present value discount or reflecting deferred origination costs.
(2)

Total loans do not include due from banks and other receivables and are before the deduction of provisions for credit losses and present value discount and the reflection of deferred origination costs.

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

For secured loans, including mortgage and home equity loans, we generally lend up to 60% of the collateral value (except in areas of high speculation designated by the government where we generally limit our lending to 40% to 60% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate for such secured consumer loans (which principally consists of residential properties), we generally use the fair value of the collateral as appraised by Korea Investors Service which is collated in our CREPIA system and similar systems used by Kyongnam Bank and Kwangju Bank to manage lending activities and gather related information. We generally revalue collateral on a periodic basis. As of December 31, 2011, the revaluation period was every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2011, approximately (Won)18,963 billion, or 58.0% of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years, and the amount of such loans has been steadily declining. As of December 31, 2011, this amount was approximately (Won)3 billion.

Pricing.  The interest rates on our general purpose household loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived internally, which reflects our internal cost of funding, further adjusted to account for the borrower’s credit score and our opportunity cost) or a fixed rate that reflects those same costs and expenses, but taking into account interest rate risks. In 2010, we began using the “Cost of Fund Index” (or COFIX) benchmark rate, as announced by the Korea Federation of Banks, as the base rate for our general purpose household loans with periodic floating rates in place of the benchmark certificate of deposit rate that we had traditionally used for such purpose.

Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. At Woori Bank, lending rates are generally determined by our CREPIA system, and we began to determine lending rates at Kyongnam Bank and Kwangju Bank using similar credit evaluation systems from January 2008. The applicable interest rate is determined at the time of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2011, approximately 82.8% of our general purpose household loans had floating interest rates.

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

As of December 31, 2011, approximately 93.4% of our mortgage and home equity loans were secured by residential or other property, 5.2% of our mortgage and home equity loans were guaranteed by Korean government-related housing funds and 4.9% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2011, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of (Won)1,972 billion. For the year ended December 31, 2011, the average initial loan-to-value ratio of our mortgage loans and home equity loans was approximately 54.4% and 50.3%, respectively, compared to 53.4% and 50.8% for the year ended December 31, 2010. The average loan-to-value ratio of our mortgage loans and home equity loans as of December 31, 2011 was approximately 49.1% and 48.2%, respectively, compared to 48.0% and 48.4% as of December 31, 2010.

Pricing.  The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2011, approximately 89.2% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

Our private banking operations within Woori Bank, Kyongnam Bank and Kwangju Bank aim to service our high net worth and mass affluent retail customers who individually maintain a deposit balance of at least (Won)50 million with us. As of December 31, 2011, we had over 140,000 customers who qualified for private banking services, representing 0.6% of our total retail customer base. Of our total retail customer deposits of (Won)76,360 billion as of December 31, 2011, high net worth and mass affluent customers accounted for 43.7%.

Through our private bankers, we provide financial and real estate advisory services to our high net worth and mass affluent customers. We also market differentiated investment and banking products and services to these segments, including beneficiary certificates, overseas mutual fund products, specialized bank accounts and credit cards. In addition, we have developed a customer loyalty program for our private banking customers that provides preferential rate and fee benefits and awards. We have also segmented our private banking operations by introducing exclusive private client services for high net worth customers who individually maintain a deposit balance of at least (Won)100 million in the case of Woori Bank and (Won)50 million in the case of Kyongnam Bank and Kwangju Bank. We believe that our private banking operations will allow us to increase our revenues from our existing high net worth and mass affluent customers, as well as attract new customers in these segments.

Woori Bank has 359 branches that offer private banking services. These branches are staffed by 356 private bankers and almost all of the branches are located in metropolitan areas, including Seoul. Kyongnam Bank and Kwangju Bank operate one and two dedicated private banking centers, respectively. Both banks also offer private banking services through a select number of branches. As of December 31, 2011, 66 private bankers were dispersed over 65 Kyongnam Bank branches and 14 private bankers were dispersed over 14 Kwangju Bank branches that provided private banking services.

We operate four “financial products department stores” in Seoul, which function as regular branches and through which we offer and market a variety of financial products and services, including credit cards, foreign currency products, bonds, stocks and insurance policies. These “department stores” employ specialists in the areas of tax, real estate and asset management, and are dedicated to offering comprehensive wealth management consulting services for high net worth customers. In addition, Woori Bank operates an advisory center in Seoul for its private banking clients, which employs 17 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

As of December 31, 2011, we were one of the largest deposit holders on a combined basis (not adjusted for overlap) among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was (Won)60,948 billion and (Won)66,285 billion as of December 31, 2010 and 2011, respectively, which constituted 32.9% and 33.8%, respectively, of the balance of our total deposits.

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

•

installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which interest accrues at a fixed rate. Early withdrawals require penalty payment. The term for installment deposits range from six months to six years; and

•

certificates of deposit, the maturities of which range from 30 days to five years, with a required minimum deposit of (Won)5 million. Interest rates on certificates of deposit vary with the length of deposit and prevailing market rates. Certificates of deposit may be sold at face value or at a discount with the face amount payable at maturity.

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2011:

Demand Deposits	Time Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit
24.9%	64.2%	9.9%	0.1%	0.9%

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

•	Apartment application savings account deposits, which are monthly installment savings programs providing the holder with a preferential right to subscribe for new national housing units constructed

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

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.02% of our average deposits and a quarterly special contribution of 0.025% of our average deposits, in each case for the relevant quarter. For the year ended December 31, 2011, our banking subsidiaries paid an aggregate of (Won)246 billion of such premiums and contributions.

Branch Network and Other Distribution Channels

Our commercial banking subsidiaries had a total of 1,245 branches in Korea as of December 31, 2011, which on a combined basis was one of the most extensive networks of branches among Korean commercial banks. Recently, demand in Korea for mutual funds and other asset management products as well as bancassurance products has been rising. These products require an extensive sales force and customer interaction to sell, further emphasizing the need for a large branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct a significant portion of their financial transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of our branch network in Korea as of December 31, 2011:

	Woori Bank		Kyongnam Bank		Kwangju Bank		Total
	Number	% of Total	Number	% of Total	Number	% of Total	Number	% of Total
Area
Seoul	454	48.2%	3	1.9%	6	4.1%	463	37.2%
Six largest cities (other than Seoul)	163	17.3%	52	33.3%	93	63.3%	308	24.7%
Other	325	34.5%	101	64.7%	48	32.7%	474	38.1%

Total	942	100.0%	156	100.0%	147	100.0%	1,245	100.0%

Our Woori Bank branches are concentrated in the Seoul metropolitan area, while our Kyongnam Bank and Kwangju Bank branches are located mostly in the southeastern and southwestern regions of Korea, respectively, providing extensive overall nationwide coverage.

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. The following table presents the number of ATMs and cash dispensers we had as of December 31, 2011:

	ATMs	Cash Dispensers
Woori Bank	6,570	484
Kyongnam Bank	423	648
Kwangju Bank	481	335

Total	7,474	1,467

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

Woori Bank

	For the year ended December 31,
	2010		2011
ATMs(1):
Number of transactions (millions)		429		433
Fee income (billions of Won)	(Won)	46	(Won)	55
Telephone banking:
Number of users		6,103,894		6,265,585
Number of transactions (millions)		166		154
Fee income (billions of Won)	(Won)	4	(Won)	4
Internet banking:
Number of users		9,408,592		10,284,922
Number of transactions (millions)		3,945		4,550
Fee income (billions of Won)	(Won)	107	(Won)	117

Kyongnam Bank

	For the year ended December 31,
	2010		2011
ATMs(1):
Number of transactions (millions)		70		69
Fee income (billions of Won)	(Won)	8	(Won)	8
Telephone banking:
Number of users		911,379		937,077
Number of transactions (millions)		27		27
Fee income (billions of Won)	(Won)	1	(Won)	1
Internet banking:
Number of users		806,635		936,224
Number of transactions (millions)		137		144
Fee income (billions of Won)	(Won)	1	(Won)	1

Kwangju Bank

	For the year ended December 31,
	2010		2011
ATMs(1):
Number of transactions (millions)		91		89
Fee income (billions of Won)	(Won)	6	(Won)	6
Telephone banking:
Number of users		683,170		715,431
Number of transactions (millions)		26		30
Fee income (billions of Won)	(Won)	1	(Won)	1
Internet banking:
Number of users		714,426		770,232
Number of transactions (millions)		142		145
Fee income (billions of Won)	(Won)	1	(Won)	1

(1)	Includes cash dispensers.

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

Credit Cards

We offer credit card products and services to consumers and corporate customers in Korea. In March 2004, we merged our credit card subsidiary, Woori Credit Card, with Woori Bank. As of December 31, 2011, Woori Bank’s market share based on transaction volume was approximately 7.3%, which ranked Woori Bank as the sixth largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card.

Our credit card operations benefit from our ownership of a 9.6% equity stake in BC Card. BC Card is co-owned by KT Capital, which is a financial subsidiary of KT Corporation, one of Korea’s largest telecommunications companies, as well as a private equity fund and other Korean financial institutions, and operates the largest merchant payment network in Korea as measured by transaction volume. This ownership stake allows us to outsource production and delivery of new credit cards, the preparation of monthly statements, management of merchants and other ancillary services to BC Card for our Woori Bank credit card and Kyongnam Bank BC Card operations. In October 2011, we sold a 20% equity stake which we previously owned in BC Card to KT Capital for a price of (Won)137 billion.

Products and Services

We currently have the following principal brands of credit cards outstanding:

•	a “Woori” brand offered by Woori Bank;

•	a “BC Card” brand offered by Kyongnam Bank;

•	a “BC Card” brand previously offered by Woori Bank; and

•	a “Visa” brand offered by Kwangju Bank.

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

Unlike in the United States and many other countries, where most credit cards are revolving cards that allow outstanding balances to be rolled over from month to month so long as a required minimum percentage is repaid, cardholders in Korea are generally required to pay for their non-installment purchases as well as cash advances within approximately 15 to 58 days of purchase or advance, depending on their payment cycle.

The following tables set forth certain data relating to our credit card operations as of the dates or for the period indicated:

	As of or for the year ended December 31,
	2010						2011
	Woori Card(1)		Kyongnam Bank BC Card		Kwangju Bank Visa Card		Woori Card(1)		Kyongnam Bank BC Card		Kwangju Bank Visa Card
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		10,707		986		803		11,374		1,047		845
Corporate accounts		342		54		74		393		64		87

Total		11,049		1,040		877		11,768		1,111		932

Active ratio(2)		57.00%		46.96%		55.87%		56.97%		46.35%		54.25%
Credit card interest and fees
Installment and cash advance interest	(Won)	276	(Won)	16	(Won)	3	(Won)	261	(Won)	11	(Won)	3
Annual membership fees		10		1		—		11		1		—
Merchant fees		618		42		44		630		41		45
Other fees		117		5		2		129		5		2

Total	(Won)	1,021	(Won)	64	(Won)	49	(Won)	1,031	(Won)	58	(Won)	50

Charge volumes
General purchase	(Won)	25,697	(Won)	1,785	(Won)	1,619	(Won)	29,429	(Won)	2,009	(Won)	1,909
Installment purchase		4,892		435		227		4,786		354		243
Cash advance		6,084		212		142		5,936		198		124
Card loan		568		7		—		696		12		3

Total	(Won)	37,241	(Won)	2,439		1,988	(Won)	40,847	(Won)	2,573	(Won)	2,279

Outstanding balances (at year end)
General purchase	(Won)	1,827	(Won)	138	(Won)	107	(Won)	2,019	(Won)	117	(Won)	119
Installment purchase		969		86		36		1,014		72		45
Cash advance		790		28		13		776		27		12
Card loan		358		5		—		383		6		2

Total	(Won)	3,944	(Won)	257	(Won)	156	(Won)	4,192	(Won)	222	(Won)	178

Average outstanding balances
General purchase	(Won)	1,906	(Won)	153	(Won)	112	(Won)	2,091	(Won)	145	(Won)	129
Installment purchase		1,114		114		48		1,062		76		48
Cash advance		827		29		15		805		27		13
Card loan		285		5		—		385		5		1

Total	(Won)	4,132	(Won)	301	(Won)	175	(Won)	4,343	(Won)	253	(Won)	191

Delinquency ratios(3)
Less than 1 month		2.46		0.43		0.75		3.34		0.60		0.75
From 1 month to 3 months		1.20		0.67		0.61		1.10		0.69		0.57
From 3 months to 6 months		1.14		0.59		0.29		1.05		0.79		0.28
Over 6 months		0.12		0.41		0.24		0.03		0.42		0.13

Total		4.92%		2.10%		1.89%		5.51%		2.50%		1.72%

Non-performing loan ratio(4)		1.16%		1.26%		0.95%		1.41%		2.37%		0.65%
Charge-offs (gross)	(Won)	131	(Won)	5	(Won)	4	(Won)	133	(Won)	5	(Won)	3
Recoveries		61		3		1		31		1		0

Net charge-offs	(Won)	70	(Won)	2	(Won)	3	(Won)	102	(Won)	4	(Won)	3

Gross charge-off ratio(5)		3.17%		1.66%		2.29%		3.07%		2.08%		1.69%
Net charge-off ratio(6)		1.48%		1.00%		0.57%		0.72%		0.59%		0.11%

(1)	Consists of credit cards issued by Woori Credit Card, Woori Bank and BC Cards and Visa Cards issued through the BC Card consortium.
(2)	Represents the ratio of accounts used at least once within the last 12 months to total accounts as of the end of the relevant year.
(3)

Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 3.1% of our credit card receivables as of December 31, 2011.

(4)

Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2010 and 2011:

	As of December 31,
	2010		2011
	(in billions of Won)
Restructured loans	(Won)	34	(Won)	43

(5)

Represents the ratio of gross charge-offs for the year to average outstanding balances for the year. Under IFRS, our charge-off policy is to charge off balances which are more than six months past due (including previously delinquent credit card balances restructured into loans that are more than six months overdue from the point at which the relevant balances were so restructured), except for those balances with a reasonable probability of recovery.

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of (Won)1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2011, the total amount of our restructured loans was (Won)51 billion (which also included revolving loans and installment loans). Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

No interest is charged on lump-sum purchases that are paid in full by the monthly payment date. For installment purchases, we charge a fixed rate of interest on the outstanding balance of the transaction amount, based on the installment period selected at the time of purchase. For a new cardholder, we currently apply an interest rate between approximately 9.9% and 19.5% per annum as determined by the cardholder’s application system score. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval—Credit Card Approval Process” and “—Credit Review and Monitoring—Credit Card Review and Monitoring.”

For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 6.0% to 28.8% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a minimum commission of (Won)600 and a maximum of (Won)1,200 per withdrawal.

We also generally charge a basic annual membership fee of (Won)1,000 to (Won)15,000 for regular and gold cards and (Won)10,000 to (Won)1,000,000 for platinum cards. The determination of the annual fee is based on various factors including the type of card, and whether affiliation options are selected by the cardholder. For certain cards, such as the Dadungyi Happiness Card and Woori Children Love Card, we will waive membership fees if customers charge above a certain amount.

Commencing in July 2006, we outsourced the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2011, we charged merchants an average of 2.05% of their respective total transaction amounts, in the case of Woori Bank, and 2.20% and 1.95%, respectively, in the case of Kyongnam Bank and Kwangju Bank. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services, investment banking and securities brokerage.

We currently own a 37.9% voting interest in Woori Investment & Securities, which is a consolidated subsidiary under IFRS and conducts a significant portion of our capital markets activities. As of December 31, 2011, Woori Investment & Securities had consolidated total assets of (Won)21,535 billion, consolidated total liabilities of (Won)17,862 billion and consolidated total owners’ equity of (Won)3,673 billion. For the year ended December 31, 2011, Woori Investment & Securities generated consolidated revenues of (Won)3,911 billion and consolidated net income of (Won)198 billion.

Securities Investment and Trading

Through Woori Bank and Woori Investment & Securities and, to a lesser extent, Kyongnam Bank and Kwangju Bank, we invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2011, our investment portfolio, which consists of held-to-maturity financial assets and available-for-sale financial assets, and our trading portfolio, which consists of financial assets held for trading and financial assets designated at fair value through profit or loss, had a combined total book value of (Won)60,590 billion and represented 19.4% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2011, we held debt securities with a total book value of (Won)48,114 billion, of which:

•	held-to-maturity debt securities accounted for (Won)20,036 billion, or 41.6%;

•	available-for-sale debt securities accounted for (Won)12,912 billion, or 26.8%;

•	debt securities held for trading accounted for (Won)14,756 billion, or 30.7%; and

•	debt securities designated at fair value through profit or loss accounted for (Won)410 billion, or 0.9%.

Of these amounts, as of December 31, 2011, debt securities issued by the Korean government and government agencies amounted to (Won)7,235 billion, or 36.1%, of our held-to-maturity debt securities, (Won)2,787 billion, or 21.6%, of our available-for-sale debt securities, and (Won)1,194 billion, or 8.1%, of our trading debt securities.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2011:

•	equity securities in our available-for-sale portfolio had a book value of (Won)2,752 billion, or 14.0%, of our available-for-sale securities portfolio;

•	equity securities held for trading accounted for (Won)608 billion, or 3.1% of our held-for-trading securities portfolio; and

•	equity securities designated at fair value through profit or loss accounted for (Won)12 billion, or 1.1% of our financial assets designated at fair value through profit or loss portfolio.

Funds that are not used for lending activities are used for investment and liquidity management purposes, including investment and trading in securities. See “—Assets and Liabilities—Securities Investment Portfolio.”

The following tables show, as of the dates indicated, the gross unrealized gains and losses within our investment portfolio and the amortized cost and fair value of the portfolio by type of investment financial asset:

	As of December 31, 2010
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	(Won)	2,684	(Won)	37	(Won)	(1)	(Won)	2,720
Financial institutions		5,877		21		(1)		5,897
Corporate		2,671		20		(1)		2,690
Asset-backed securities		737		12		0		749
Foreign currency bonds		275		10		(1)		284

Subtotal		12,244		100		(4)		12,340
Equity securities		2,014		1,311		(89)		3,236
Beneficiary certificates(1)		5,073		137		(14)		5,196
Others		1,223		5		(2)		1,226

Total available-for-sale financial assets	(Won)	20,554	(Won)	1,553	(Won)	(109)	(Won)	21,998

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	(Won)	6,348	(Won)	135	(Won)	(6)	(Won)	6,477
Financial institutions		7,832		57		0		7,889
Corporate		5,491		79		(3)		5,567
Foreign currency bonds		143		—		—		143
Securities loaned		71		1		0		72

Total held-to-maturity financial assets	(Won)	19,885	(Won)	272	(Won)	(9)	(Won)	20,148

	As of December 31, 2011
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	(Won)	2,754	(Won)	34	(Won)	(1)	(Won)	2,787
Financial institutions		5,199		12		(1)		5,210
Corporate		4,151		33		(1)		4,183
Asset-backed securities		610		0		(11)		599
Foreign currency bonds		133		0		0		133

Subtotal		12,847		79		(14)		12,912
Equity securities		1,860		917		(25)		2,752
Beneficiary certificates(1)		3,720		74		(5)		3,789
Others		219		0		0		219

Total available-for-sale financial assets	(Won)	18,646	(Won)	1,070	(Won)	(44)	(Won)	19,672

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	(Won)	7,235	(Won)	198	(Won)	(1)	(Won)	7,432
Financial institutions		5,859		22		(1)		5,880
Corporate		6,828		74		(4)		6,898
Foreign currency bonds		103		—		—		103
Securities loaned		11		0		0		11

Total held-to-maturity financial assets	(Won)	20,036	(Won)	294	(Won)	(6)	(Won)	20,324

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

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers, primarily through Woori Bank. Our trading volume was (Won)287,825 billion in 2010 and (Won)265,381 billion in 2011, respectively. Our aggregate net trading revenue (loss) from derivatives for the years ended December 31, 2010 and 2011 was (Won)82 billion and (Won)(160) billion, respectively.

We provide and trade a number of derivatives products principally through sales or brokerage accounts for our customers, including:

•	interest rate swaps, options and futures, relating principally to Won interest rate risks;

•	index futures and options, relating to stock market fluctuations;

•	cross currency swaps, relating to foreign exchange risks, largely for Won against U.S. dollars;

•	foreign exchange forwards, swaps, options and futures, relating to foreign exchange risks;

•	commodity derivatives, which we provide to customers that wish to hedge their commodities exposure; and

•	credit derivatives, which we provide to financial institutions that wish to hedge existing credit exposures or take on credit exposure to generate revenue.

The derivatives trading activities of our regional banking subsidiaries, Kyongnam Bank and Kwangju Bank, consist primarily of trading of foreign exchange forwards and other currency-related derivatives.

Our derivatives operations focus on addressing the needs of our corporate clients to hedge their risk exposure and on hedging our risk exposure resulting from such client contracts. We also engage in derivatives trading activities to hedge the interest rate and foreign currency risk exposure that arises from our own assets and liability positions. In addition, we engage in proprietary trading of derivatives, such as index options and futures within our regulated open position limits, and arbitrage through Woori Investment & Securities, for the purpose of generating capital gains.

The following shows the estimated fair value of derivatives we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2010				2011
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Currency derivatives	(Won)	2,571	(Won)	1,845	(Won)	2,206	(Won)	1,690
Interest rate derivatives		1,350		1,518		1,553		1,671
Equity derivatives		195		247		96		517
Credit derivatives(1)		16		4		18		22
Commodity derivatives		30		36		28		26
Other derivatives		—		—		—		—

Total	(Won)	4,162	(Won)	3,650	(Won)	3,901	(Won)	3,926

(1)

In connection with our credit derivatives outstanding, we accept credit exposure with respect to foreign currency-denominated corporate debt instruments held by counterparties by guaranteeing payments under such instruments, subject to our overall credit limits with respect to the applicable issuers.

In August 2006, Woori Bank entered into an agreement with Macquarie Bank, an Australian investment bank, pursuant to which Macquarie Bank provides operational support and cooperation to Woori Bank in the area of commodity derivatives trading, in connection with Woori Bank’s plans to develop its commodities derivatives business. Following a one-year extension, the agreement is effective until August 2012.

For a discussion of our risk management policies with respect to our derivatives trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank and Woori Investment & Securities, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2011, we were involved in asset securitization transactions with an initial aggregate issue amount of (Won)4,876 billion and generated total fee income of approximately (Won)64 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

We engage in investment banking activities in Korea through Woori Bank and Woori Investment & Securities. Through Woori Investment & Securities, we underwrite equity and debt securities offerings in the Korean capital markets, either as lead manager or a member of an underwriting syndicate and provide mergers and acquisitions and financial advisory services. In 2011, Woori Investment & Securities generated investment banking revenue of approximately (Won)71 billion, consisting primarily of underwriting fee income from securities offerings. In addition, through Woori Bank, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions advisory services. In 2011, Woori Bank generated investment banking revenue of approximately (Won)76 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services. Through Woori Investment Asia Pte., a wholly-owned subsidiary of Woori Investment & Securities, we also engage in investment banking activities in Southeast Asia.

We believe that significant opportunities exist for us to leverage our existing base of large corporate and small- and medium-sized banking customers to cross-sell investment banking services. We intend to expand our investment banking operations to take advantage of these opportunities, with a view to increasing our fee income and further diversifying our revenue base.

Securities Brokerage

We provide securities brokerage services through Woori Investment & Securities. Our activities include brokerage services relating to stocks, futures, options and debt instruments (such as commercial paper). As of December 31, 2011, Woori Investment & Securities had 118 branches. We also provide securities brokerage services through the Internet and through our home trading system software platforms. In 2011, Woori Investment & Securities generated fee income of approximately (Won)396 billion through its securities brokerage activities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2010		2011
	(in millions of US$)
Total foreign currency assets	US$	19,618	US$	23,220
Foreign currency borrowings
Call money		1,085		1,058
Long-term borrowings		6,995		7,657
Short-term borrowings		6,247		7,438

Total foreign currency borrowings	US$	14,327	US$	16,063

The table below sets forth the overseas subsidiaries and branches of Woori Bank in operation as of December 31, 2011.

Business Unit(1)	Location
Subsidiaries:
Woori America Bank	United States
P.T. Bank Woori Indonesia	Indonesia
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank (China) Limited	China
Zao Woori Bank	Russia
Branches, Agencies and Representative Offices:
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Shanghai Branch	China
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Hanoi Branch	Vietnam
Ho Chi Minh City Branch	Vietnam
Gaeseong Industrial Complex Branch	North Korea
New York Agency	United States
Los Angeles Branch	United States
New Delhi Representative Office	India
Kuala Lumpur Representative Office	Malaysia
Dubai Representative Office	United Arab Emirates
Sao Paulo Representative Office	Brazil

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

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

Woori America Bank currently operates 18 branches in New York, New Jersey, Maryland, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$939 million as of December 31, 2011 and net profit of US$2 million in 2011.

In November 2007, Woori Bank established a local subsidiary in China, Woori Bank (China) Limited, which currently has branches (including one sub-branch) in Beijing, Shanghai, Shenzhen, Suzhou, Tianjin, Dalian and Chengdu. Woori Bank also established a local subsidiary in Russia, Zao Woori Bank, in January 2008 and it currently has one branch in St. Petersberg. In addition, we have in recent years entered into various memoranda of understanding and strategic alliances with local banks in overseas markets, including China and the U.S., in order to pursue business cooperation activities in such markets such as joint marketing efforts and information exchange.

Asset Management

Trust Management Services

Money Trusts.  Through Woori Bank, Kyongnam Bank and Kwangju Bank, we offer money trust products to our customers and manage the funds they invest in money trusts. The money trusts we manage are generally trusts with a fixed life that allow investors to share in the investment performance of the trust in proportion to the amount of their investment in the trust. We principally offer the following types of money trust products:

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

We receive fees for our trust management services that are generally based upon a percentage, ranging between 0.01% and 2.0%, of the net asset value of the assets under management. We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Fees that we received for our trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation), net of expenses, amounted to (Won)38 billion in 2010 and (Won)36 billion in 2011.

For some of the money trusts we manage, we have guaranteed the principal amount of an investor’s investment as well as a fixed rate of interest. We no longer offer new money trust products where we guarantee both the principal amount and a fixed rate of interest. We continue to offer pension-type money trusts that provide a guarantee of the principal amount of an investor’s investment.

The following table shows the balances of our money trusts by type as of the dates indicated. Under IFRS, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest, while we do not consolidate performance trusts on which we do not guarantee principal or interest or those trust accounts for which we guarantee only the repayment of the principal amount:

	As of December 31,
	2010		2011
	(in billions of Won)
Principal and interest guaranteed trusts	(Won)	1	(Won)	1
Principal guaranteed trusts		1,750		1,400
Performance trusts		8,635		11,985

Total	(Won)	10,386	(Won)	13,386

The trust assets we manage consist principally of investment securities and loans made from the trusts. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2011, our money trusts had invested in securities with an aggregate book value of (Won)3,736 billion, which accounted for approximately 27.9% of our money trust assets. Debt securities accounted for (Won)2,479 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2011, equity securities held by our money trusts amounted to (Won)601 billion, which accounted for approximately 4.5% of our money trust assets. Of this amount, less than (Won)1 billion was from money trusts over which we had investment discretion and the remainder was from specified money trusts.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2011, our money trusts had made loans in the aggregate principal amount of (Won)210 billion (excluding loans to our banking operations of (Won)2,157 billion), which accounted for approximately 1.6% of our money trust assets.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No material payments of any such shortfall amounts were made in 2011.

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

In 2011, our property trust fees generally ranged from 0.05% to 1.0% of total assets under management, depending on the type of trust account product. As of December 31, 2011, the balance of our property trusts totaled (Won)13,207 billion.

Under IFRS, property trusts are not consolidated within our financial statements.

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

•

hybrid funds, the assets of which include both fixed income and equity securities with no minimum requirement to hold either type of security, and which are classified as either fixed income- or equity-type hybrid funds depending on which type of securities constitute the majority of the assets held;

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

The following table shows the balances of our investment trusts by type as of the dates indicated. Under IFRS, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets:

	As of December 31,
	2010		2011
	(in billions of Won)
Equity funds	(Won)	1,888	(Won)	1,907
Bond funds		2,116		1,994
Hybrid funds		477		320
Money market funds		5,355		5,802
Alternative investment funds		3,484		3,147

Total	(Won)	13,320	(Won)	13,170

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

Fees from our investment trust management services amounted to (Won)26 billion in 2010 and (Won)22 billion in 2011.

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

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank, we act as a trustee for approximately 1,159 securities investment trusts, mutual funds and other investment funds. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2011, our fee income from such services was (Won)8 billion.

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

Management of National Housing Fund

In April 2008, we were selected to be the lead manager of the National Housing Fund. The National Housing Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2011, outstanding housing loans from the National Housing Fund amounted to approximately (Won)74 trillion, of which we originated approximately (Won)39 trillion. The activities of the National Housing Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing Fund.

In return for managing the operations of the National Housing Fund we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. The fund raising fee is based on the number of National Housing Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing Fund loans and the number of National Housing Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing Fund. We received total fees of approximately (Won)63 billion for managing the National Housing Fund in 2011.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori Bank, Kyongnam Bank and Kwangju Bank, we market a wide range of bancassurance products. In 2011, we generated fee income of approximately (Won)137 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. Woori Bank has entered into bancassurance marketing arrangements with 23 insurance companies, including Samsung Life Insurance, Samsung Fire and Marine Insurance, Korea Life Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plans to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base. Woori Bank has also entered into bancassurance marketing arrangements with Woori Aviva Life Insurance, in which we acquired a 51.0% interest in April 2008 and currently hold a 51.6% interest.

Private Equity

In October 2005, we established Woori Private Equity Co., Ltd. with the aim of strengthening our principal investment operations. Woori Private Equity seeks to make long-term and strategic investments in buyout target companies, as well as actively involving itself in their management. This involves identifying potential investees suffering from inefficient management and effecting financial restructuring and strategic reorientation in those investees so as to enhance their enterprise value. We expect Woori Private Equity’s operations to continue to provide us with greater investment opportunities and a new source of business for other related segments, especially corporate banking. In July 2006, Woori Private Equity established Woori Private Equity Fund, the size of which is approximately (Won)344 billion, as a limited partnership in which Woori Private Equity serves as a general partner. In December 2009, Woori Private Equity established Woori Blackstone Korea Opportunity Private Equity Fund I, the size of which is approximately (Won)606 billion, as a limited partnership in which Woori Private Equity serves as a general partner.

We also engage in private equity fund activities through Woori Asset Management. In February 2012, Woori Asset Management established POSCO Woori EIG Global Fund, the size of which is approximately (Won)560 billion, as a limited partnership in which Woori Asset Management serves as a general partner.

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

Life Insurance

We provide life insurance products and services through Woori Aviva Life Insurance. We acquired a 51.0% stake in Woori Aviva Life Insurance (formerly known as LIG Life Insurance) in April 2008. In connection with this acquisition, we entered into a joint venture agreement with Aviva International Holdings Limited. In September 2010, we acquired an additional 0.6% stake in Woori Aviva Life Insurance following our subscription for common shares newly issued by Woori Aviva Life Insurance. Aviva International Holdings Limited (through its wholly-owned subsidiary Aviva Asia Holdings Private Limited) and we collectively hold a 98.9% interest in Woori Aviva Life Insurance, which we account for as part of our investments in jointly controlled entities and associates under IFRS. Woori Aviva Life Insurance provides a variety of individual and group life insurance products, including health insurance, whole life insurance, savings-type insurance and pension insurance. Woori Aviva Life Insurance seeks to become a leading life insurance company in Korea by combining our extensive distribution and marketing network and large customer base with the life insurance industry expertise and experience provided by Aviva plc, and we expect that Woori Aviva Life Insurance will allow us to further our strategy of diversifying our non-banking revenue base to cover a full range of financial services and products as a comprehensive financial services provider.

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

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012. We expect that consolidation in the financial industry will continue. In particular, the Korean government has announced that it plans to privatize the Korea Development Bank. Other financial institutions may seek to acquire or merge with such or other entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. See “Item 3D. Risk Factors—Risks relating to competition.”

Assets and Liabilities

The tables below and accompanying discussions provide selected financial highlights regarding our assets and liabilities on a consolidated basis. Except as otherwise indicated, (i) amounts as of and for the years ended December 31, 2010 and 2011 are presented on a consolidated basis under IFRS, and (ii) amounts as of and for the years ended December 31, 2007, 2008 and 2009 are presented on a consolidated basis under U.S. GAAP and are not comparable to information prepared in accordance with IFRS.

Certain information with respect to our loan portfolio and the asset quality of our loans is presented below on a basis consistent with certain requirements of the Financial Services Commission applicable to Korean financial institutions, which differs (as described below where applicable) from the presentation of such information in our financial statements prepared in accordance with IFRS as issued by the IASB, as we believe that such alternative presentation allows us to provide additional details regarding our loan portfolio and the asset quality of our loans which would be helpful to our investors.

Loan Portfolio

As of December 31, 2011, the balance of our total loan portfolio was (Won)212,492 billion, a 5.6% increase from (Won)201,235 billion as of December 31, 2010. As of December 31, 2011, 86.8% of our total loans were Won-denominated loans and 13.2% of our total loans were denominated in other currencies. Of the (Won)27,974 billion of foreign currency-denominated loans as of that date, approximately 30.7% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank makes foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting provisions for credit losses (or, in case of amounts under U.S GAAP, before deduction of allowance for loan losses) and present value discount or reflecting deferred origination costs, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.

Loan Types

The following table presents loans by type as of the dates indicated under IFRS. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2010		2011		2011
	(in billions of Won)				(%)
Domestic:
Corporate(1):
Commercial and industrial	(Won)	98,195	(Won)	101,738	47.9%
Lease financing		653		700	0.3
Trade financing		11,332		13,171	6.2
Other commercial		12,558		10,927	5.1

Total corporate		122,738		126,536	59.5
Consumer:
General purpose household		32,992		32,709	15.4
Mortgage		6,375		12,138	5.7
Home equity		26,645		27,940	13.1
Total consumer		66,012		72,787	34.3
Credit cards		4,357		4,592	2.2

Total domestic		193,107		203,915	96.0
Foreign:
Corporate(2):
Commercial and industrial	(Won)	7,185	(Won)	8,013	3.8
Lease financing		—		—	—
Trade financing		129		165	0.1
Other commercial		69		272	0.1

Total corporate		7,383		8,450	4.0
Consumer		745		127	0.1

Total foreign		8,128		8,577	4.0

Total gross loans		201,235		212,492	100.0%
Total loans		201,235		212,492
Less: present value discount		(16)		(31)
Less: deferred origination costs (fees)		74		178
Less: provisions for credit losses		(4,718)		(3,759)

Total loans, net	(Won)	196,575	(Won)	208,880

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables.

The following table presents loans by type as of the dates indicated under U.S. GAAP. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2007		2008		2009
	(in billions of Won)
Domestic:
Corporate:
Commercial and industrial	(Won)	76,050	(Won)	93,931	(Won)	96,484
Lease financing		272		425		578
Trade financing		8,754		12,201		10,321
Other commercial		6,496		8,266		6,602

Total corporate		91,572		114,823		113,985
Consumer:
General purpose household(1)		56,176		56,911		58,127
Mortgage		3,248		3,275		3,807
Total consumer		59,424		60,186		61,934
Credit cards		3,325		4,294		4,098

Total domestic		154,321		179,303		180,017
Foreign:
Corporate:
Commercial and industrial	(Won)	5,327	(Won)	9,015	(Won)	7,393
Trade financing		138		185		92

Total corporate		5,465		9,200		7,485
Consumer		99		129		115

Total foreign		5,564		9,329		7,600
Total gross loans		159,885		188,632		187,617
Less: Unearned income		(17)		(51)		(98)

Total loans	(Won)	159,868	(Won)	188,581	(Won)	187,519

(1)	Includes home equity loans.

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

20 Largest Exposures by Borrower

As of December 31, 2011, our exposures to our 20 largest borrowers or issuers totaled (Won)45,763 billion and accounted for 12.0% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans																Amounts Classified as substandard or below(2)
Company (Credit Rating)(1)	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Credit derivatives		Total exposures		Collateral
	(in billions of Won)
The Bank of Korea (AAA)	(Won)	290		—		—	(Won)	11,739		—		—	(Won)	12,029		—		—
Government(3)		—		—		—		10,724		—		—		10,724		—		—
Korea Finance Corporation (AAA)		—		—		—		2,643		—		—		2,643		—		—
Korea Land Housing Corporation (AA)		10		—		—		2,066		—		—		2,076		—		—
Korea Deposit Insurance Corporation (AA)		1,000		—		—		953		—		—		1,953		—		—
Industrial Bank of Korea (AA)		537	(Won)	34	(Won)	3		1,155		—		—		1,729		—		—
Samsung Electronics (AAA)		165		1,478		22		—		—		—		1,665		—		—
Korea Housing Finance Corporation (AAA)		—		—		—		1,603		—		—		1,603		—		—
Sung-Dong Ship Marin (C)		454		—		—		—	(Won)	985		—		1,439	(Won)	182		—
Korea Development Bank (AAA)		8		—		—		1,194		—		—		1,202		—		—
STX Offshore & Shipbuilding (A-)		68		128		—		—		914		—		1,110		34		—
Kookmin Bank (AA)		452		—		—		623		—		—		1,075		253		—
Hyundai Steel (A+)		410		273		3		254		101		—		1,041		—		—
SH Corporation (AA)		510		—		—		441		—		—		951		—		—
Daewoo International (A+)		46		472		—		—		396		—		914		9		—
Shinhan Bank (AA)		64		—		—		799		—		—		863		—		—
SK hynix (A+)		—		205		470		62		40		—		777		102		—
POSCO (AAA)		127		—		359		91		109		—		686		—		—
Small and Medium Business Corporation (AAA)		—		—		—		657		—		—		657		—		—
Korea Securities Finance Corporation (AA)		300		—		106		220		—		—		626		—		—

Total	(Won)	4,441	(Won)	2,590	(Won)	963	(Won)	35,224	(Won)	2,545	(Won)	—	(Won)	45,763	(Won)	580	(Won)	—

(1)

Credit ratings from one of the following domestic credit rating agencies in Korea as of December 31, 2011: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings.

(2)	Classification is based on the Financial Services Commission’s asset classification criteria.
(3)	Credit ratings unavailable.

As of December 31, 2011, six of these top 20 borrowers or issuers were companies belonging to the 30 largest chaebols in Korea. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2011, 8.6% of our total exposure was to the 30 largest chaebols in Korea. The following table shows, as of December 31, 2011, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans
Chaebol	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Credit derivatives		Total exposures		Collateral		Amounts Classified as substandard or below(1)
	(in billions of Won)
POSCO	(Won)	507	(Won)	561	(Won)	359	(Won)	141	(Won)	2,512		—	(Won)	4,080	(Won)	8	—
Samsung		718		1,778		100		411		531	(Won)	68		3,606		23	—
Hyundai Motors		1,274		598		57		952		237		—		3,118		1,704	—
Kumho Asiana		1,026		416		73		107		1,419		—		3,041		500	—
LG		908		603		35		288		6		—		1,840		24	—
Lotte		229		27		2		144		801		30		1,233		7	—
STX		480		406		1		40		299		—		1,226		2,210	—
Hansol		40		—		—		—		1,078		—		1,118		38	—
Hyosung		570		326		3		20		41		—		960		554	—
Hyundai Heavy Industries		257		171		24		220		271		5		948		—	—

Total	(Won)	6,009	(Won)	4,886	(Won)	654	(Won)	2,323	(Won)	7,195	(Won)	103	(Won)	21,170	(Won)	5,068	—

(1)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2011, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance
	(in billions of Won)
Industry
Manufacturing	(Won)	52,096	38.6%
Retail and wholesale		18,830	13.9
Construction		9,734	7.2
Financial and insurance		9,051	6.7
Hotel, leisure or transportation		5,099	3.8
Government and government agencies		438	0.3
Other		39,738	29.4

Total	(Won)	134,986	100.0%

Maturity Analysis

The following table sets out, as of December 31, 2011, the scheduled maturities (time remaining until maturity) of our loan portfolio. The amounts disclosed are before deduction of provisions for credit losses:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate(1)
Commercial and industrial	(Won)	72,081	(Won)	21,745	(Won)	7,912	(Won)	101,738
Lease financing		98		602		—		700
Trade financing		13,169		2		—		13,171
Other commercial		7,592		1,998		1,337		10,927

Total corporate		92,940		24,347		9,249		126,536
Consumer(2)
General purpose household		15,454		7,357		9,898		32,709
Mortgage		2,858		3,254		6,026		12,138
Home equity		11,131		5,839		10,970		27,940

Total consumer		29,443		16,450		26,894		72,787
Credit cards		3,366		1,213		13		4,592

Total domestic		125,749		42,010		36,156		203,915
Foreign
Corporate
Commercial and industrial		5,428		1,426		1,159		8,013
Lease financing		—		—		—		—
Trade financing		164		1		—		165
Other commercial		157		115		—		272

Total corporate		5,749		1,542		1,159		8,450
Consumer:
Other consumer		33		18		76		127

Total foreign		5,782		1,560		1,235		8,577

Total loans(3)	(Won)	131,531	(Won)	43,570	(Won)	37,391	(Won)	212,492

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and before the deduction of provisions for credit losses and present value discount and the reflection of deferred origination costs.

A significant portion of our loans with maturities of one year is renewed annually. We typically roll over our working capital loans and consumer loans (other than those payable in installments) after we conduct our normal loan review in accordance with our loan review procedures. Under our internal guidelines, we may generally extend working capital loans on an annual basis for an aggregate term of five years, in the case of Woori Bank, or ten years, in the case of Kyongnam Bank and Kwangju Bank. Those guidelines also allow us to generally extend consumer loans for another term on an annual basis for an aggregate term of up to five years, in the case of Woori Bank, or ten years, in the case of Kyongnam Bank and Kwangju Bank.

Interest Rates

The following table shows, as of December 31, 2011, the total amount of our loans due after one year, that have fixed interest rates and variable or adjustable interest rates:

	Domestic		Foreign		Total
	(in billions of Won)
Fixed rate(1)	(Won)	17,259	(Won)	94	(Won)	17,353
Variable or adjustable rates(2)		60,907		2,701		63,608

Total loans	(Won)	78,166	(Won)	2,795	(Won)	80,961

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Asset and Liability Management.”

Asset Quality of Loans

Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting provisions for credit losses (or, in case of amounts under U.S GAAP, before deduction of allowance for loan losses) and present value discount or reflecting deferred origination costs, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.

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

•    are in arrears for one month or more but less than three months.

Asset Classification	Characteristics

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

Loan Loss Provisioning Policy

Under IFRS, we establish provisions for credit losses with respect to loans using either a case-by-case or collective approach. We assess individually significant loans on a case-by-case basis and other loans on a collective basis. In addition, if we determine that no objective evidence of impairment exists for a loan, we include such loan in a group of loans with similar credit risk characteristics and assess them collectively for impairment regardless of whether such loan is significant. If there is objective evidence that an impairment loss has been incurred for individually significant loans, the amount of the loss is measured as the difference between the financial asset’s carrying amount and the present value of the estimated future cash flows discounted at such asset’s original effective interest rate. Future cash flows are estimated through a case-by-case analysis of individually assessed assets, which takes into account the benefit of any guarantee or other collateral held. The value and timing of future cash flow receipts are based on available estimates in conjunction with facts available at the time of review and reassessed on a periodic basis as new information becomes available.

For collectively assessed loans, we base the level of provisions for credit losses on a portfolio basis in light of the homogenous nature of the assets included in each portfolio. The provisions are determined based on a quantitative review of the relevant portfolio, taking into account such factors as the level of arrears, the value of any security, and historical and projected cash recovery trends over the recovery period. The methodologies we use to estimate collectively assessed provisions reflect the probability that the performing customer will default, our historical loss experience (as adjusted by current economic and credit conditions where appropriate) and the emergence period between an impairment event occurring and a loan being identified and reported as impaired.

If additions or changes to the provisions for credit losses are required, then we record bad debt expenses, which are included in impairment losses on credit loss and treated as charges against current income. Credit exposures that we deem to be uncollectible, including actual loan losses, net of recoveries of previously charged-off amounts, are charged directly against the provisions for credit losses. See “Item 5A. Operating Results—Critical Accounting Policies—Impairment of Loans and Provisions for Credit Losses.”

We also consider the following loans to be impaired loans:

•	loans that are past due by 90 days or more;

•	loans that are subject to legal proceedings related to collection;

•	loans to a borrower that has received a warning from the Korea Federation of Banks indicating that such borrower has exhibited difficulties in making timely payments of principal and interest;

•	loans to corporate borrowers that are rated “D” according to our internal credit ratings; and

•	restructured loans.

In addition, if our provisions for credit losses are deemed insufficient for regulatory purposes, we compensate for the difference by recording a planned regulatory reserve for credit loss, which is segregated within our retained earnings. The level of planned regulatory reserve for credit loss required to be recorded is equal to the amount by which our provisions for credit losses under IFRS are less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel II and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on guidelines prescribed by the Financial Services Commission. The following table sets forth the Financial Services Commission’s guidelines for the minimum percentages of the outstanding principal amount of the relevant loans or balances that the credit loss reserve must cover:

Loan classifications	Corporate	Consumer	Credit card receivables(1)	Credit card loans(2)
Normal	0.85% or above	1% or above	1.1% or above	2.5% or above
Precautionary	7% or above	10% or above	40% or above	50% or above
Substandard	20% or above	20% or above	60% or above	65% or above
Doubtful	50% or above	55% or above	75% or above	75% or above
Estimated loss	100%	100%	100%	100%

(1)	Applicable for credit card receivables for general purchases of products or services.
(2)	Applicable for cash advances, card loans and revolving loan receivables.

Under U.S. GAAP, we established our allowance for loan losses for corporate loans based on whether a particular loan was identified as impaired or not, using an incurred loss model (as we used a 12 month finite emergence period corroborated by historical data regarding such corporate loan portfolio). Once we identified a loan as impaired under U.S. GAAP, we generally measured the value of the loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan was collateral dependent. If the measured value was less than the book value of the loan, we established a specific allowance for the amount deemed uncollectible. Where the entire impaired loan or a portion of the impaired loan was secured by collateral or a guarantee, we considered the fair value of the collateral or the guarantee payment in establishing the level of the allowance. Alternatively, for impaired loans that were considered collateral dependent, we determined the amount of impairment by reference to the fair value of the collateral. In addition, for certain foreign corporate loans that were considered impaired, we determined the fair value by reference to observable market prices, when available.

Under U.S. GAAP, we also established allowances for losses for corporate loans that had not been individually identified as impaired, consumer loans and credit card balances. These allowances were based on the level of our incurred loss, which reflected default probability and loss severity. We established the incurred loss related to corporate loans that we did not deem to be impaired based on historical loss experience, which depended on the internal credit rating of the borrower, characteristics of the lending product and relevant collateral. We established the incurred loss related to consumer loans and credit card balances based on historical loss experience generally for a period of one year, which depended on delinquency and collateral.

The process to determine the provision for off-balance sheet positions under IFRS is similar to the methodology used for loans. Any loss amounts are recognized as a provision in the consolidated statements of financial position within liabilities and charged to the consolidated statement of income as a component of the impairment loss for credit losses.

The actual amount of credit losses we incur may differ from our loss estimates as a result of changing economic conditions, changes in industry or geographic concentrations, or other factors. We monitor the differences between our estimated and actual incurred credit losses, and we undertake detailed periodic assessments of both individual loans and credit portfolios, the models we use to estimate incurred credit losses in those portfolios and the adequacy of our overall provisions.

Non-Accrual Loans and Past Due Accruing Loans

Although we do not identify or segregate non-accrual loans as a conceptual matter in our financial statements prepared in accordance with IFRS as issued by the IASB, we continue to monitor and manage our non-accrual loans. We generally place loans on non-accrual status when payments of interest and/or principal become past due by 90 days. In addition, the following types of loans are classified as non-accrual loans by us even if such loans are not past due:

•	Loans to creditors with dishonored notes or checks;

•	Loans for which interest payments are reduced or postponed (e.g., through work-out procedures or debt restructurings); and

•	Loans to creditors included in the “watch list” maintained by the Korea Federation of Banks.

We reclassify loans as accruing when interest and principal payments are up-to-date and future payments of principal and interest are reasonably assured. We generally do not recognize interest income on non-accrual loans unless collected. In applying payments on non accrual loans, we first apply payments to the delinquent interest outstanding, then to non-delinquent interest, and then to the outstanding loan balance until the loan is paid in full.

Foregone interest is the interest due on non-accrual loans that we have not accrued in our books. If we had not foregone interest on our non-accrual loans, we would have recorded gross interest income of (Won)178 billion and (Won)104 billion for 2010 and 2011, respectively, on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2010 and 2011 was (Won)103 billion and (Won)87 billion, respectively.

The category “accruing but past due 90 days” includes loans that are still accruing interest but on which principal or interest payments are contractually past due 90 days or more. We continue to accrue interest on loans that are fully secured by deposits or on which there are financial guarantees from the Korean government, the KDIC or certain financial institutions.

The following table shows, as of the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans under IFRS which were past due 90 days or more:

	As of December 31,
	2010						2011
	Domestic		Foreign		Total		Domestic		Foreign		Total
	(in billions of Won)
Loans accounted for on a non-accrual basis(1)
Corporate(2)	(Won)	4,509	(Won)	19	(Won)	4,528	(Won)	4,177	(Won)	132	(Won)	4,309
Consumer(3)		1,293		—		1,293		601		—		601

Sub-total		5,802		19		5,821		4,778		132		4,910
Accruing loans which are contractually past due 90 days or more as to principal or interest(1)
Corporate(2)		43		3		46		26		10		36
Consumer		19		—		19		5		—		5

Sub-total		62		3		65		31		10		41

Total	(Won)	5,864	(Won)	22	(Won)	5,886	(Won)	4,809	(Won)	142	(Won)	4,951

(1)	Not including due from banks and other receivables, and prior to deducting provisions for credit losses and present value discount or reflecting deferred origination costs.
(2)	Including loans made to banks and the Korean government and government-owned agencies.
(3)	Includes credit card balances of (Won)207 billion and (Won)197 billion as of December 31, 2010 and 2011, respectively.

Under U.S. GAAP, we generally placed loans on non-accrual status when payments of interest and/or principal became past due by one day. For the year ended December 31, 2009, we would have recorded gross interest income of (Won)254 billion on loans accounted for on a non-accrual basis under U.S. GAAP in accordance with the foregoing throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. Under U.S. GAAP, the amount of interest income on those loans that was included in our net income for the year ended December 31, 2009 was (Won)136 billion.

The following table shows, as of the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans under U.S. GAAP which were past due one day or more:

	As of December 31,
	2007						2008						2009
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	1,147	(Won)	4	(Won)	1,151	(Won)	2,011	(Won)	1	(Won)	2,012	(Won)	2,298	(Won)	42	(Won)	2,340
Consumer(1)		1,685		1		1,686		2,166		—		2,166		1,263		—		1,263

Sub-total		2,832		5		2,837		4,177		1		4,178		3,561		42		3,603
Accruing loans which are contractually past due one day or more as to principal or interest(2)
Corporate		177		—		177		28		—		28		98		11		109
Consumer		41		—		41		47		—		47		26		—		26

Sub-total		218		—		218		75		—		75		124		11		135

Total	(Won)	3,050	(Won)	5	(Won)	3,055	(Won)	4,252	(Won)	1	(Won)	4,253	(Won)	3,685	(Won)	53	(Won)	3,738

(1)	Includes credit card balances of (Won)199 billion, (Won)290 billion and (Won)105 billion as of December 31, 2007, 2008 and 2009, respectively.
(2)	Includes accruing loans that are contractually past due 90 days or more in the amount of (Won)4 billion, (Won)2 billion and (Won)2 billion, as of December 31, 2007, 2008 and 2009, respectively.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated under IFRS. In line with industry practice, we have restructured a portion of our delinquent credit card balances as loans.

	As of December 31, 2011
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%
	(in billions of Won, except percentages)
Domestic
Corporate(1)
Commercial and industrial	(Won)	100,069	47.1%	(Won)	352	0.2%	(Won)	426	0.2%	(Won)	232	0.1%	(Won)	659	0.3%	(Won)	101,738	47.9%
Lease financing		662	0.3%		16	0.0%		5	0.0%		6	0.0%		11	0.0%		700	0.3%
Trade financing		13,102	6.2%		23	0.0%		27	0.0%		6	0.0%		11	0.0%		13,171	6.2%
Other commercial		9,860	4.6%		25	0.0%		31	0.0%		8	0.0%		1,003	0.5%		10,927	5.1%

Total corporate		123,693	58.2%		416	0.2%		489	0.2%		254	0.1%		1,684	0.8%		126,536	59.5%
Consumer
General purpose household		32,048	15.1%		391	0.2%		74	0.0%		61	0.0%		135	0.1%		32,709	15.4%
Mortgages		12,016	5.7%		93	0.0%		8	0.0%		7	0.0%		14	0.0%		12,138	5.7%
Home equity		27,399	12.9%		346	0.2%		54	0.0%		42	0.0%		99	0.0%		27,940	13.1%

Total consumer		71,463	33.6%		830	0.4%		136	0.1%		110	0.1%		248	0.1%		72,787	34.2%
Credit cards		4,329	2.0%		146	0.1%		48	0.0%		47	0.0%		2	0.0%		4,592	2.1%

Total domestic		199,505	93.9%		1,392	0.7%		673	0.3%		411	0.2%		1,934	0.9%		203,915	96.0%
Foreign
Corporate(2)
Commercial and industrial		7,919	3.7%		5	0.0%		14	0.0%		58	0.0%		17	0.0%		8.013	3.7%
Lease financing		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%
Trade financing		165	0.1%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		165	0.1%
Other commercial		272	0.1%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		272	0.1%

Total corporate		8,356	3.9%		5	0.0%		14	0.0%		58	0.0%		17	0.0%		8,450	3.9%
Consumer		124	0.1%		1	0.0%		—	0.0%		—	0.0%		2	0.0%		127	0.1%

Total foreign		8,480	4.0%		6	0.0%		14	0.0%		58	0.0%		19	0.0%		8,577	4.0%

Total loans(3)	(Won)	207,985	97.9%	(Won)	1,398	0.7%	(Won)	687	0.3%	(Won)	469	0.2%	(Won)	1,953	0.9%	(Won)	212,492	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting provisions for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2010
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%
	(in billions of Won, except percentages)
Domestic
Corporate(1)
Commercial and industrial	(Won)	96,420	47.9%	(Won)	333	0.2%	(Won)	297	0.1%	(Won)	424	0.2%	(Won)	721	0.4%	(Won)	98,195	48.8%
Lease financing		618	0.3%		10	0.0%		10	0.0%		8	0.0%		7	0.0%		653	0.3%
Trade financing		10,922	5.4%		35	0.0%		43	0.0%		305	0.2%		27	0.0%		11,332	5.6%
Other commercial		11,810	5.9%		12	0.0%		33	0.0%		22	0.0%		681	0.3%		12,558	6.2%

Total corporate		119,770	59.5%		390	0.2%		383	0.2%		759	0.4%		1,436	0.7%		122,738	60.9%
Consumer
General purpose household		32,505	16.2%		286	0.1%		56	0.0%		64	0.0%		81	0.0%		32,992	16.3%
Mortgages		6,310	3.1%		46	0.0%		7	0.0%		6	0.0%		6	0.0%		6,375	3.1%
Home equity		26,266	13.1%		248	0.1%		31	0.0%		42	0.0%		58	0.0%		26,645	13.2%

Total consumer		65,081	32.3%		580	0.3%		94	0.0%		112	0.1%		145	0.1%		66,012	32.6%
Credit cards		4,151	2.1%		103	0.1%		50	0.0%		47	0.0%		6	0.0%		4,357	2.2%

Total domestic		189,002	93.9%		1,073	0.5%		527	0.3%		918	0.5%		1,587	0.8%		193,107	96.0%
Foreign
Corporate(2)
Commercial and industrial		7,157	3.6%		1	0.0%		12	0.0%		1	0.0%		14	0.0%		7,185	3.6%
Lease financing		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%
Trade financing		129	0.1%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		129	0.1%
Other commercial		69	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		69	0.0%

Total corporate		7,355	3.7%		1	0.0%		12	0.0%		1	0.0%		14	0.0%		7,383	3.7%
Consumer		731	0.4%		5	0.0%		3	0.0%		2	0.0%		4	0.0%		745	0.4%

Total foreign		8,086	4.0%		6	0.0%		15	0.0%		3	0.0%		18	0.0%		8,128	4.0%

Total loans(3)	(Won)	197,088	97.9%	(Won)	1,079	0.5%	(Won)	542	0.3%	(Won)	921	0.5%	(Won)	1,605	0.8%	(Won)	201,235	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting provisions for credit losses and present value discount or reflecting deferred origination costs.

The following table shows our loan aging schedule (excluding accrued interest) as of December 31, 2009 under U.S. GAAP.

	Normal		1-3 months		3-6 months		More than 6 months		Total
As of December 31,	Amount	%	Amount past due	%	Amount past due	%	Amount past due	%	Amount	%
	(in billions of Won, except percentages)
2009	185,250	98.8%	1,375	0.7%	324	0.2%	570	0.3%	187,519	100.0%

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2011, (Won)3,316 billion, or 1.3%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included (Won)1,973 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and (Won)1,343 billion of loans to and debt securities of small- and medium-sized enterprises in workout, restructuring or rehabilitation, which represented 0.8% and 0.5% of our total loans and debt securities, respectively. Currently, a specialized unit in each of our banking subsidiaries manages their workout, restructured and rehabilitated loans. At Woori Bank, for example, the Corporate Restoration Department manages its workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our provisions for credit losses.

The following table shows, as of December 31, 2011, our ten largest exposures that were in workout, restructuring or rehabilitation:

	Loans								Guarantees and Acceptances						Amounts Classified as Substandard or Below(3)		Provisions for Credit Loss
Company (Credit Rating)(1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures		Collateral(2)
	(in billions of Won)
Kumho Industrial (B+)	(Won)	357		—	(Won)	48	(Won)	79	(Won)	79	(Won)	563	(Won)	341		—	(Won)	23
Kumho Tire (B+)		424	(Won)	32		25		—		23		504		109		—		55
Poonglim (D)		379		—		—		—		2		381		119	(Won)	379		306
Shina SB (D)		16		—		—		—		333		349		335		16		15
Byucksan Construction (D)		150		—		—		—		6		156		93		156		107
21st Century Shipbuilding (D)		49		2		1		—		64		116		32		90		78
Chinhung (D)		100		—		—		—		—		100		—		100		86
Jeil Construction(B+)		96		—		—		—		—		96		66		—		4
Namkwang Engineering & Construction (D)		64		—		—		—		8		72		34		50		48
Samho Heavy Industries (C)		66		—		—		—		—		66		43		66		17

Total	(Won)	1,701	(Won)	34	(Won)	74	(Won)	79	(Won)	515	(Won)	2,403	(Won)	1,172	(Won)	857	(Won)	739

(1)	Credit rating as of December 31, 2011, from one of the following Korean credit agencies: Korea Information Service Inc., National Information & Credit Evaluation, Inc. or Korea Ratings.
(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.

Troubled Debt Restructurings

The following table presents, as of the dates indicated, our loans that are “troubled debt restructurings” for which we for economic or legal reasons relating to the debtor’s financial difficulties grant a concession to the debtor that we would not otherwise consider. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2007					2008					2009					2010					2011
	Domestic		Foreign	Total		Domestic		Foreign	Total		Domestic		Foreign	Total		Domestic		Foreign	Total		Domestic		Foreign	Total
	(in billions of Won)
Loans not included in “non-accrual and past due loans” which are classified as “troubled debt restructurings”	(Won)	329	—	(Won)	329	(Won)	483	—	(Won)	483	(Won)	1,518	—	(Won)	1,518	(Won)	2,791	—	(Won)	2,791	(Won)	3,233	—	(Won)	3,233

For 2011, interest income that we would have recorded under the original contract terms of restructured loans amounted to (Won)53 billion, of which we reflected (Won)42 billion as interest income for 2011.

Potential Problem Loans

As of December 31, 2011, we had (Won)4,496 billion of corporate loans in respect of which we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. Potential problem loans are precautionary loans that we determine, through our internal loan review process, require close management due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business.

Other Problematic Interest-Earning Assets

We have in the past received certain other interest-earning assets in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. However, as of December 31, 2011, we had no such assets.

Non-Performing Loans

Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “—Loan Classifications” above. The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio under IFRS:

	As of December 31,
	2010			2011
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	6,550	(1)	(Won)	3,780	(2)
As a percentage of total loans		3.3%			1.8%

(1)	Excludes (Won)34 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(2)	Excludes (Won)43 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio under U.S. GAAP:

	As of December 31,
	2007			2008			2009
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	1,121	(1)	(Won)	2,088	(2)	(Won)	2,489	(3)
As a percentage of total loans		0.7%			1.1%			1.3%

(1)	Excludes (Won)5 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(2)	Excludes (Won)14 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(3)	Excludes (Won)20 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

The above amounts do not include loans classified as substandard or below that we or any of our predecessor entities sold to KAMCO, United Asset Management Corp. or to certain special purpose companies. See “—Sales of Non-Performing Loans.”

We have also issued securities backed by non-performing loans and other assets. Some of these transactions involved transfers of loans through securitizations where control of the loans has not been surrendered and, therefore, are not treated as sale transactions. Instead, the assets remain on our balance sheet with the securitization proceeds treated as part of borrowings. These assets are included in the table above.

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan under IFRS:

	As of December 31,
	2010			2011
	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	5,317	81.2%	(Won)	2,846	75.3%
Lease financing		3	0.1		6	0.1
Trade financing		245	3.7		98	2.6
Other commercial		526	8.0		281	7.4

Total corporate		6,091	93.0		3,231	85.4
Consumer
General purpose household(1)		294	4.4		378	10.0
Mortgage		12	0.2		18	0.5

Total consumer		306	4.6		396	10.5
Credit cards		51	0.8		63	1.7

Total domestic		6,448	98.4		3,690	97.6
Foreign
Corporate
Commercial and industrial		65	1.0		90	2.4
Lease financing		—	—		—	—
Trade financing		—	—		—	—
Other commercial		—	—		—	—

Total corporate		65	1.0		90	2.4
Consumer		37	0.6		—	0.0

Total foreign		102	1.6		90	2.4

Total non- performing loans	(Won)	6,550	100.0%	(Won)	3,780	100.0%

(1)	Includes home equity loans.

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan under U.S. GAAP:

	As of December 31,
	2007			2008			2009
	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	788	70.3%	(Won)	1,592	76.2%	(Won)	1,819	73.1%
Lease financing		4	0.4		9	0.4		11	0.4
Trade financing		45	4.0		112	5.4		112	4.5
Other commercial		4	0.4		7	0.3		152	6.1

Total corporate		841	75.1		1,720	82.4		2,094	84.1
Consumer
General purpose household(1)		241	21.5		285	13.6		257	10.3
Mortgage		—	—		12	0.6		10	0.4

Total consumer		241	21.5		297	14.2		267	10.7
Credit cards		36	3.2		57	2.7		52	2.1

Total domestic		1,118	99.7		2,074	99.3		2,413	96.9
Foreign
Corporate
Commercial and industrial		3	0.3		14	0.7		76	3.1
Lease financing		—	—		—	—		—	—
Trade financing		—	—		—	—		—	—
Other commercial		—	—		—	—		—	—

Total corporate		3	0.3		14	0.7		76	3.1
Consumer		—	—		—	—		—	—

Total foreign		3	0.3		14	0.7		76	3.1

Total non-performing loans	(Won)	1,121	100.0%	(Won)	2,088	100.0%	(Won)	2,489	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our non-performing loans under IFRS for 2011:

2011
(in billions of Won)
Non-performing loans as of January 1, 2011	6,550
Additions to non-performing loans	3,682
Loans transferred into non-performing loans	3,682
Reductions in non-performing loans	(6,452)
Loans transferred to the held-for-sale investment portfolio	—
Loans sold	(1,643)
Loans modified and returned to performing loans	(1,229)
Loans paid down or paid off	(1,088)
Loans charged-off	(2,369)
Others	(123)
Total net additions to non-performing loans	(2,770)

Total non-performing loans as of December 31, 2011	3,780

Top 20 Non-Performing Loans.  As of December 31, 2011, our 20 largest non-performing loans accounted for 39.5% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Provisions for credit losses		Collateral(1)		Industry
	(in billions of Won)
Borrower A	(Won)	377	(Won)	290	(Won)	28	Construction
Borrower B		155		107		—	Construction
Borrower C		100		86		—	Construction
Borrower D		90		77		—	Manufacturing
Borrower E		66		17		43	Manufacturing
Borrower F		66		46		—	Construction
Borrower G		62		32		—	Construction
Borrower H		61		8		—	Manufacturing
Borrower I		60		2		—	Other
Borrower J		56		18		—	Financial and insurance
Borrower K		51		13		—	Financial and insurance
Borrower L		50		48		—	Construction
Borrower M		47		8		—	Retail and wholesale
Borrower N		46		22		—	Manufacturing
Borrower O		41		12		—	Manufacturing
Borrower P		48		31		—	Construction
Borrower Q		31		10		—	Construction
Borrower R		30		7		—	Other
Borrower S		29		19		—	Manufacturing
Borrower T		28		17		—	Manufacturing

Total	(Won)	1,494	(Won)	870	(Won)	71

(1)	The value of collateral is appraised based on future cash flow and observable market price.

Non-Performing Loan Strategy

One of our goals is to improve our asset quality, in part by reducing our non-performing loans. We have standardized the credit risk management systems of our subsidiaries to reduce our risks relating to future non-performing loans. Our credit rating systems are designed to prevent our subsidiaries from extending new loans to high-risk borrowers as determined by their credit rating. Our credit monitoring systems are designed to bring any sudden increase in a borrower’s credit risk to the attention of our subsidiaries, which then closely monitor such loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

Each of our subsidiaries has one or more units that are responsible for managing non-performing loans. At Woori Bank, for example, the Credit Management and Collection Department and the Corporate Restoration Department generally oversee the process for resolving non-performing loans transferred to them by other Woori Bank business units. We believe that by centralizing the management of our non-performing loans within each subsidiary, we can become more effective in dealing with the issues relating to these loans by pooling institutional knowledge and creating a more specialized workforce.

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

In addition to making efforts to collect on our non-performing loans, we also undertake measures to reduce the overall level of our non-performing loans. These measures include:

•	selling our non-performing loans to special purpose companies established in connection with our joint ventures with several financial institutions; and

•	selling our non-performing loans to third parties, including KAMCO and United Asset Management Corp.

See “—Sales of Non-Performing Loans.” We generally expect to suffer a partial loss on loans that we sell or securitize, to the extent such sales and securitizations are recognized as such under IFRS.

Foreclosure and Collateral.  We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2010 and 2011, we foreclosed on collateral we obtained with respect to loan balances representing approximately 0.2% and 0.2% respectively, of our average interest-bearing loan balances in each of those periods.

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

We reflect this collateral level when we estimate the future cash flow for our loans, which we calculate using a discounted cash flow method. With respect to loans to borrowers that we do not believe will be going concerns in the future, the lower collateral ratio has a direct effect on cash flow estimates and results in a higher level of provisions. With respect to loans to borrowers that we expect to be going concerns, the lower collateral ratio has an effect on cash flow estimates but we also consider other factors, including future operating income and future asset disposals and restructuring, in determining provision levels. Accordingly, for these latter borrowers, the effect of lower collateral levels on provisions is mitigated by other characteristics of the borrower, and that lower collateral level will not necessarily result in a higher level of provisions.

Sales of Non-Performing Loans

The overall asset quality of our loan portfolio is affected by sales of non-performing loans. These sales have been made primarily to KAMCO, United Asset Management Corp. and various special purpose companies as further described below.

The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2010						2011
Purchaser	Principal Amount Sold		Sale Price		Gain (loss)		Principal Amount Sold		Sale Price		Gain (loss)
	(in billions of Won)
KAMCO	(Won)	346	(Won)	187	(Won)	(87)	(Won)	179	(Won)	56	(Won)	(27)
Special purpose companies		763		663		25		281		247		13
UAMCO(1)		256		172		(19)		829		526		(105)
Others		—		4		4		354		132		(35)

Total	(Won)	1,365	(Won)	1,026	(Won)	(77)	(Won)	1,643	(Won)	961	(Won)	(154)

(1)	For the year ended December 31, 2011, includes sales to the private equity fund for which UAMCO serves as the general partner. See “United Asset Management Corp.”

Korea Asset Management Corporation.  The Korean government has authorized KAMCO to purchase certain assets (primarily loans classified as substandard or below) from Korean financial institutions at discounted prices. In addition, in March 2009, the Korean government announced its plans to provide support to financial institutions and companies in the project finance industry by purchasing, through KAMCO, up to (Won)4.7 trillion of project finance loans designated by the Financial Supervisory Service as “endangered.”

Pursuant to the terms of certain of these sales, KAMCO can require us to repurchase substandard or below loans we have sold to it in the event that:

•	the underlying documentation of the loan is incomplete;

•	there is a flaw in the perfection of any security interest underlying the loan; or

•	certain litigation regarding the loan is pending.

In addition, we may be required to repurchase any loan relating to a borrower that has applied to a court for reorganization or that is the subject of reorganization proceedings at the time the loan was sold to KAMCO if a court rejects the application for reorganization, disapproves the reorganization plan or fails to approve the reorganization plan within two years of the sale. We may also be required to repurchase a loan if a court determines that the borrower cannot meet the terms of the repayment schedule developed in the reorganization proceeding. The ability of KAMCO to exercise its right to require us to repurchase loans sold is without limit. As of December 31, 2011, we did not have any loans subject to these repurchase rights.

Special Purpose Companies.  Sales of our non-performing loans to joint venture special purpose companies include sales to (i) special purposes companies in which Woori F&I, our wholly-owned subsidiary, holds an equity interest not exceeding 50% and does not have effective control and (ii) special purpose companies in which we have no involvement (other than as a seller of loans). Woori AMC Co, Ltd., our indirect wholly owned subsidiary, manages the substandard or below loans purchased from us by such special purpose companies and receives asset management fees from such special purpose companies, as well as a performance fee based on a percentage of asset resolutions.

United Asset Management Corp.  United Asset Management Corp., or UAMCO, was established in late 2009 in the wake of the global financial crisis by six major commercial banks in Korea, including Woori Bank, to purchase, sell and securitize non-performing loans and to engage in corporate restructuring activities, among other things. Woori Bank has committed to contribute (Won)150 billion of capital to UAMCO, of which (Won)73 billion has been contributed to date, and has also provided a credit line of (Won)74 billion to UAMCO, under which no amounts have been drawn down to date. Woori Bank currently holds a 15% equity interest in UAMCO. The terms of our sale of loans to UAMCO, we are not required to repurchase any such loans, provide post-sale price adjustments or otherwise continue to be involved with such loans subsequent to their sale in any material respect.

Pursuant to a memorandum of understanding among the Financial Supervisory Service and seven banks, including Woori Bank, a private equity fund was established in June 2011 to acquire approximately (Won)1.2 trillion of non-performing bank loans to construction companies in workout, restructuring or rehabilitation. The general partner of the fund is UAMCO and the limited partners consist of the seven banks and other investors. The fund purchases non-performing bank loans at market price and the funds required to purchase such loans are contributed or lent by the same banks that sell such loans to the fund. In June 2011, we agreed to make a capital commitment of (Won)148 billion and provide a (Won)109 billion revolving loan facility to the fund. From June to December 2011, we contributed the entire amount of our capital commitment to the fund in connection with its purchase of (Won)443 billion of non-performing loans from us.

Others.  In addition to sales of loans to KAMCO, various special purpose companies and UAMCO, we sell non-performing loans to various private investment companies. Pursuant to the terms of such sales to private investment companies, we are not required to repurchase any such loans, provide post-sale price adjustments or otherwise continue to be involved with such loans subsequent to their sale in any material respect.

Allocation and Analysis of Provisions for Credit Losses under IFRS

The following table presents, as of the dates indicated, the allocation of our provisions for credit losses by loan type under IFRS:

	As of December 31,
	2010			2011
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	3,459	73.3%	(Won)	2,690	74.1%
Lease financing		5	0.1		5	0.1
Trade financing		268	5.7		187	5.2
Other commercial		479	10.1		348	9.6

Total corporate		4,211	89.3		3,230	89.0
Consumer
General purpose household(1)		208	4.4		249	6.8
Mortgage		5	0.1		8	0.2

Total consumer		213	4.5		257	7.1
Credit cards		126	2.7		132	3.6

Total domestic		4,550	96.4		3,619	96.1
Foreign
Corporate
Commercial and industrial		150	3.2		139	3.8
Lease financing		—	—		—	—
Trade financing		0	0.0		0	0.0
Other commercial		0	0.0		1	0.0

Total corporate		150	3.2		140	3.9
Consumer		18	0.4		0	0
Total foreign	(Won)	168	3.6	(Won)	140	3.9

Total provisions for credit losses	(Won)	4,718	100.0%	(Won)	3,759	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our provisions for credit losses under IFRS for each of the years indicated:

	Year ended December 31,
	2010		2011
	(in billions of Won)
Balance at the beginning of the period	(Won)	3,508	(Won)	4,718
Bad debt expenses for the period		3,025		2,085
Increase on repurchases of non-performing loans		10		4
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(1,031)		(1,577)
Lease financing		(5)		(4)
Trade financing		(100)		(238)
Other commercial		(63)		(304)

Total corporate		(1,199)		(2,123)

	Year ended December 31,
	2010		2011
	(in billions of Won)
Consumer
General purpose household(1)		(86)		(75)
Mortgage		(20)		(14)

Total consumer		(106)		(89)
Credit cards		(140)		(142)
Total domestic		(1,445)		(2,354)
Foreign		(61)		(15)
Provisions relating to loans sold		(268)		(538)

Total gross charge-offs		(1,774)		(2,907)
Recoveries:
Domestic
Corporate
Commercial and industrial		65		33
Lease financing		1		1
Trade financing		10		10
Other commercial		9		10

Total corporate		85		54
Consumer
General purpose household(1)		11		8
Mortgage		1		9

Total consumer		12		17
Credit cards		65		33

Total domestic		162		104
Foreign		7		—

Total recoveries		169		104

Net charge-offs		(1,605)		(2,803)
Foreign exchange translation effects		(2)		34
Others(2)		(218)		(279)

Balance at the end of the period	(Won)	4,718	(Won)	3,759

Ratio of net charge-offs during the period to average loans outstanding during the period		0.8%		1.3%

(1)	Includes home equity loans.
(2)	Includes unwinding of discount.

Allocation and Analysis of Allowances for Loan Losses under U.S. GAAP

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type under U.S. GAAP:

	As of December 31,
	2007			2008			2009
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	1,068	61.5%	(Won)	1,936	65.8%	(Won)	2,653	74.6%
Lease financing		15	0.9		4	0.1		11	0.3
Trade financing		88	5.1		187	6.4		279	7.8
Other commercial		69	4.0		217	7.4		166	4.7

Total corporate		1,240	71.4		2,344	79.7		3,109	87.4
Consumer
General purpose household(1)		331	19.1		320	10.9		182	5.1
Mortgage		21	1.2		16	0.5		11	0.3

Total consumer		352	20.3		336	11.4		193	5.4
Credit cards		59	3.4		97	3.3		78	2.2

Total domestic		1,651	95.1		2,777	94.4		3,380	95.0
Foreign
Corporate
Commercial and industrial		58	3.3		161	5.5		175	4.9
Lease financing		—	—		—	—		—	—
Trade financing		1	0.1		3	0.1		2	0.1
Other commercial		—	—		—	—		—	—

Total corporate		59	3.4		164	5.6		177	5.0
Consumer		26	1.5		—	—		—	—
Total foreign	(Won)	85	4.9	(Won)	164	5.6	(Won)	177	5.0

Total allowance for loan losses	(Won)	1,736	100.0%	(Won)	2,942	100.0%	(Won)	3,557	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our allowances for loan losses under U.S. GAAP for each of the years indicated:

	Year ended December 31,
	2007		2008		2009
	(in billions of Won)
Balance at the beginning of the period	(Won)	1,855	(Won)	1,736	(Won)	2,942
Provision for credit losses		219		1,608		2,408
Allowance relating to credit-related commitments transferred to loans		11		13		47
Allowance relating to loans acquired in connection with acquisitions of Woori Securities, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea		—		—		—
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(175)		(186)		(757)
Lease financing		(2)		(1)		(9)
Trade financing		(28)		(24)		(81)
Other commercial		(19)		(16)		(47)

Total corporate		(224)		(227)		(894)

	Year ended December 31,
	2007		2008		2009
	(in billions of Won)
Consumer
General purpose household(1)		(176)		(113)		(456)
Mortgage		(10)		(6)		(30)

Total consumer		(186)		(119)		(486)
Credit cards		(83)		(113)		(203)
Total domestic		(493)		(459)		(1,583)
Foreign		(18)		(19)		(60)
Allowance relating to loans sold		—		(40)		(317)

Total gross charge-offs		(511)		(518)		(1,960)
Recoveries:
Domestic
Corporate
Commercial and industrial		34		14		44
Lease financing		1		—		1
Trade financing		9		2		5
Other commercial		6		1		3

Total corporate		50		17		53
Consumer
General purpose household		36		8		27
Mortgage and home equity		3		1		2

Total consumer		39		9		29
Credit cards		66		61		59

Total domestic		155		87		141
Foreign		6		1		3

Total recoveries		161		88		144

Net charge-offs		(350)		(430)		(1,816)
Foreign exchange translation effects		1		15		(24)

Balance at the end of the period	(Won)	1,736	(Won)	2,942	(Won)	3,557

Ratio of net charge-offs during the period to average loans outstanding during the period(2)		0.24%		0.23%		0.97%

(1)	Includes home equity loans.
(2)	Includes amounts relating to allowance related to loans transferred to held-for-sale.

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

Procedure for Charge-off Approval.  In order to charge off corporate loans, in the case of Woori Bank, an application for a charge-off must be submitted by a branch to the Credit Management and Collection Department promptly and, in any event, within one month after the corporate loan is classified as estimated loss. The relevant department or team evaluates and approves the application. Then, Woori Bank must seek an approval from the Financial Supervisory Service for our charge-offs, which is typically granted. At the same time, Woori Bank refers the approval of the charge-off by the Credit Management and Collection Department to its Audit Committee for their review to ensure compliance with our internal procedures for charge-offs, which include consultations with the branch submitting the charge-off application. Once Woori Bank receives approval from the Financial Supervisory Service, Woori Bank must also obtain approval from its senior management to charge off those loans.

With respect to unsecured consumer loans and credit card balances, we follow a different process to determine which unsecured consumer loans and credit card balances should be charged-off, based on the length of time those loans or balances are past due. We charge off unsecured consumer loans which are 12 months overdue and credit card balances which have been overdue for more than four payment cycles and have been classified as expected loss (excluding instances where there has been partial payment of the overdue balance, where a related balance is not overdue or where a charge off is not possible due to Korean regulations).

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured debt and two-thirds of the outstanding secured debt, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding (Won)500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit. The aggregate amount of loans (including credit card receivables) of Woori Bank, Kwangju Bank and Kyongnam Bank which became subject to such individual work-out programs in 2011 was (Won)71 billion. In 2011, Woori Bank, Kwangju Bank and Kyongnam Bank recovered (Won)9 billion in the aggregate with respect to their loans subject to such individual work-out programs.

On April 1, 2006, the Korean Debtor Recovery and Bankruptcy Law took effect and replaced the Individual Debtor Rehabilitation Law. Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of (Won)500 million of unsecured debt and/or (Won)1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors. The aggregate amount of loans (including credit card receivables) of Woori Bank, Kwangju Bank and Kyongnam Bank which became subject to such court-supervised debt restructuring in 2011 was (Won)250 billion. In 2011, Woori Bank, Kwangju Bank and Kyongnam Bank recovered (Won)29 billion in the aggregate with respect to their loans subject to such court-supervised debt restructuring.

On September 2, 2008, to support consumer borrowers with low credit scores, the Financial Services Commission established the Credit Rehabilitation Fund to purchase from creditors the loans of such borrowers that are in default and to provide guarantees so that such loans may be refinanced at lower rates. The Credit Rehabilitation Fund provides support to (i) individuals with low credit scores who are in default on loans not exceeding (Won)50 million in principal amount in the aggregate (which requirement will be waived for individuals who are “basic living welfare recipients”) for a period of three months or more and (ii) individuals with low credit scores ranging from category 6 to 10 who are in default on loans not exceeding (Won)30 million in principal amount in the aggregate (which requirement will be waived for individuals who are basic living welfare recipients) and the interest rate of which is 30% or more.

In March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following successive extensions by the Korean government, is expected to continue until April 2013. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided for retail borrowers with total loans of less than (Won)500 million who are in arrears on their payments for more than 30 days but less than 90 days. The aggregate amount of loans (including credit card receivables) made by Woori Bank, Kyongnam Bank and Kwangju Bank which became subject to the pre-workout program in 2011 was (Won)29 billion. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

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

The following tables sets out the classifications and accounting treatment of the five primary categories based on which we generally manage our holdings of securities under IFRS:

Category	Classification	Accounting Treatment
Financial assets held for trading

Financial assets that are acquired principally for sale in the near term; form part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profits; or are derivatives without a qualifying hedge relationship.

Recognized at fair value with transaction costs being recognized in net income and subsequently measured at fair value. Gains and losses are recognized in net income as they arise.

Financial assets designated as at fair value through profit and loss

Financial assets for which such designation eliminates or significantly reduces a measurement or recognition inconsistency; applies to a group of financial assets, financial liabilities or both, which are managed and the performance of which is evaluated on a fair value basis; or financial assets related to a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

Recognized at fair value with transaction costs being recognized in net income and subsequently measured at fair value. Gains and losses are recognized in net income as they arise.

Category	Classification	Accounting Treatment
Available-for-sale financial assets

Non-derivative financial assets that are not classified as held-to-maturity, held-for-trading, designated as at fair value through profit and loss or loans and receivables. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets.

Initially recognized at fair value plus directly related transaction costs and subsequently measured at fair value. Impairment losses in monetary and non-monetary available-for-sale financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method. Other changes in the fair value of available-for-sale financial assets and any related tax are reported in a separate component of owners’ equity until disposal, when the cumulative gain or loss is recognized in net income.

Held-to-maturity financial assets	Non-derivative financial assets with fixed or determinable payments and fixed maturity dates that we have the positive intent and ability to hold to maturity.	Initially recognized at fair value plus directly related transaction costs and subsequently measured at amortized cost using the effective interest method less any impairment losses.

Investments in jointly controlled entities and associates

Investments in jointly controlled entities refer to equity investments in entities with respect to which we have contractual arrangements with other parties to undertake economic activities subject to joint control.

Investments in associates refer to equity investments in entities over which we have significant influence but do not have direct or indirect control.

Valued using the equity method, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Any excess of the cost of acquisition over our share of the net fair value of the identifiable assets, liabilities and contingent liabilities of a jointly controlled entity or associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of our share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the acquisition cost is recognized immediately in net income.

See “Item 5A. Operating Results—Critical Accounting Policies—Valuation of Financial Assets and Liabilities.”

The following table sets out the definitions of the primary categories of securities we held under U.S. GAAP:

Category	Classification	Accounting Treatment
Trading securities	Securities held in anticipation of short-term market movements, which have been acquired for the purpose of short-term capital gains.	Marked-to-market and reported at fair value. We record unrealized gains and losses in income. Trading securities held by our overseas branches are stated at market value unless otherwise required by regulatory authorities in countries where the overseas branches are located.

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

Marked-to-market and reported at fair value, with unrealized gains and losses being recorded in other comprehensive income as unrealized gain or loss on valuation of investment securities. If the fair value of available-for-sale securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement. For impaired available-for-sale debt securities that we do not intend to sell and we believe that it is more-likely-than-not that we will not be required to sell before recovery of the amortized cost basis, we consider both qualitative and quantitative valuation factors to evaluate whether we expect to recover the entire amortized cost basis of such securities and the amount of the other-than-temporary impairment (or OTTI) is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income. For marketable equity securities, OTTI evaluations focus on whether evidence supporting recovery of the unrealized loss within a timeframe consistent with temporary impairment exists. Unrealized losses for OTTI on equity securities are recognized in current period earnings.

Category	Classification	Accounting Treatment
Held-to-maturity securities	Debt securities are classified as held-to-maturity securities when we have the positive ability and intent to hold until maturity.

Valued at acquisition cost, adjusted for accretion or amortization of discounts and premiums. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Other investments	Equity securities where we exercise significant influence over the operating and financial policies of an investee.	Valued pursuant to the equity method of accounting, based on net asset value. We reflect our share in net income or net loss of these entities in our income statement. Changes in retained earnings, capital surplus or other capital accounts of these entities are accounted for as adjustments to our retain earnings or capital adjustments, consistent with the manner reflected in these entities’ financial statements.

	Equity investment securities that do not have a readily determinable fair value.	Valued at acquisition cost. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Book Value and Fair Value

The following table sets out the book value and fair value of securities in our portfolio as of the dates indicated under IFRS:

	As of December 31,
	2010				2011
	Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Financial assets at fair value through profit and loss
Financial assets held for trading
Equity securities	(Won)	672	(Won)	672	(Won)	608	(Won)	608
Beneficiary certificates		229		229		325		325
CMA securities		1,619		1,619		2,466		2,466
Others		656		656		1,651		1,651
Debt securities
Korean treasury and government agencies		3,495		3,495		1,194		1,194
Financial institutions		3,622		3,622		5,194		5,194
Corporate		2,813		2,813		5,395		5,395
Commercial paper		3,395		3,395		2,973		2,973

Total—Financial assets held for trading		16,501		16,501		19,806		19,806

	As of December 31,
	2010				2011
	Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Financial assets designated at fair value through profit or loss
Equity-linked securities		302		302		654		654
Asset backed securities		400		400		410		410
Equity securities		10		10		12		12

Total—Financial assets at designated fair value through profit or loss		712		712		1,076		1,076

Available-for-sale financial assets
Equity securities		3,236		3,236		2,752		2,752
Beneficiary certificates		5,196		5,196		3,789		3,789
Others(1)		1,226		1,226		219		219
Debt securities
Korean treasury and government agencies		2,720		2,720		2,787		2,787
Financial institutions		5,897		5,897		5,210		5,210
Corporate		2,690		2,690		4,183		4,183
Asset backed securities		749		749		599		599
Foreign currency bonds		284		284		133		133

Total—Available-for-sale		21,998		21,998		19,672		19,672

Held-to-maturity financial assets
Debt securities
Korean treasury and government agencies		6,348		6,477		7,235		7,432
Financial institutions		7,832		7,889		5,859		5,880
Corporate		5,491		5,567		6,828		6,898
Foreign currency bonds		143		143		103		103
Securities loaned		71		72		11		11

Total—Held-to-maturity		19,885		20,148		20,036		20,324

Total securities	(Won)	59,096	(Won)	59,359	(Won)	60,590	(Won)	60,878

(1)	Include CMA securities.

The following table sets out the book value and fair value of securities in our securities portfolio as of December 31, 2009 under U.S. GAAP:

	As of December 31,
	2009
	Book Value		Fair Value
	(in billions of Won)
Trading securities
Equity securities	(Won)	379	(Won)	379
Beneficiary certificates		45		45
Debt securities
Korean treasury securities and government agency securities		3,380		3,380
Debt securities issued by financial institutions		890		890
Corporate debt securities		4,667		4,667
Asset backed securities		728		728

Total—Trading		10,089		10,089

Available-for-sale securities
Equity securities		368		368
Beneficiary certificates		1,206		1,206

	As of December 31,
	2009
	Book Value		Fair Value
	(in billions of Won)
Debt securities
Korean treasury securities and government agency securities		4,348		4,348
Debt securities issued by financial institutions		2,265		2,265
Corporate debt securities		6,960		6,960
Asset backed securities		838		838
Debt securities issued by foreign governments		74		74
Total—Available-for-sale		16,059		16,059
Held-to-maturity securities
Debt securities
Korean treasury securities and government agency securities		11,502		11,520
Debt securities issued by financial institutions		2,503		2,515
Corporate debt securities		1,358		1,369
Asset backed securities		491		497
Debt securities issued by foreign governments		120		120

Total—Held-to-maturity		15,974		16,021

Total securities	(Won)	42,122	(Won)	42,169

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2011:

	As of December 31, 2011
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total
	(in billions of Won)
	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount	Weighted Average Yield(1)
Financial assets at fair value through profit or loss:
Financial assets held for trading
Korean treasury and government agencies	(Won)	151	3.41%	(Won)	726	3.47%	(Won)	317	4.39%	(Won)	0	4.84%	1,194	3.71%
Financial institutions		2,609	3.59%		2,584	3.81%		—			1	4.49%	5,194	3.70%
Corporate		2,849	4.19%		2,174	4.35%		360	3.84%		12	4.85%	5,395	4.23%
Commercial paper		2,973	3.91%		—	—		—	—		—		2,973	3.91%

Total		8,582	3.90%		5,484	3.98%		677	4.10%		13	4.81%	14,756	3.94%

Financial assets designated at fair value through profit or loss
Asset backed securities		51	6.10%		49	1.84%		—	—		310	5.29%	410	4.98%
Available-for-sale financial assets
Korean treasury and government agencies		449	4.17%		2,222	4.37%		103	4.69%		13	3.95%	2,787	4.34%
Financial institutions		3,054	3.66%		2,156	4.01%		—	—		—	—	5,210	3.81%
Corporate		1,516	4.18%		2,505	4.20%		162	3.62%		—	—	4,183	4.17%
Asset backed securities		79	7.65%		520	3.07%		—	—		—	—	599	3.68%
Foreign currency bonds		81	2.40%		46	1.61%		2	2.48%		4	2.93%	133	2.14%

Total		5,179	3.90%		7,449	4.10%		267	4.02%		17	3.71%	12,912	4.02%

Held-to-maturity financial assets
Korean treasury and government agencies		1,409	3.78%		5,789	4.53%		37	5.15%		—	—	7,235	4.39%
Financial institutions		5,009	3.83%		795	4.53%		20	6.35%		35	7.33%	5,859	3.96%
Corporate		1,549	4.56%		4,319	4.42%		70	4.49%		890	5.32%	6,828	4.57%
Foreign currency bonds		62	2.50%		39	10.77%		—	—		2	5.91%	103	5.71%
Securities loaned		—	—		11	4.29%		—	—		—	—	11	4.29%

Total		8,029	3.95%		10,953	4.51%		127	4.97%		927	5.40%	20,036	4.33%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity financial assets and the fair value in the case of available-for-sale financial assets and financial assets at fair value through profit or loss).

Risk Concentrations

As of December 31, 2011, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our owners’ equity at such date. As of December 31, 2011, our owners’ equity was (Won)22,073 billion.

	As of December 31, 2011
	Book Value		Market Value
	(in billions of Won)
Name of issuer:
Korean government	(Won)	10,724	(Won)	10,827
The Bank of Korea		11,739		11,742

Total	(Won)	22,463	(Won)	22,569

The Bank of Korea is a Korean government entity.

Funding

We fund our lending and other activities using various sources, both domestic and foreign. Our primary funding strategy is to maintain stable and low-cost funding. We have in the past achieved this in part by increasing the average balances of low-cost customer deposits, in particular demand deposits and savings deposits.

Customer deposits are our principal funding source. Customer deposits accounted for 73.0% of our total funding as of December 31, 2010 and 73.7% of our total funding as of December 31, 2011, in each case under IFRS. As of December 31, 2009, customer deposits accounted for 73.5% of our total funding under U.S. GAAP.

We also acquire funding through the following sources:

•	long-term debt, including the issuance of senior and subordinated debentures and borrowings from government-affiliated funds and entities and other financial institutions;

•	short-term borrowings, including borrowings from the trust accounts of our subsidiaries and from the Bank of Korea, and call money; and

•	the issuance of hybrid securities, including bond-type hybrid securities.

As of December 31, 2011, approximately 88.5% of our total funding was denominated in Won.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. See “Item 3D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” The following table shows the average balances of our deposits and the average rates paid on our deposits under IFRS for the periods indicated:

	For the year ended December 31,
	2010			2011
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits		7,407	0.28%		10,728	0.26%
Time deposits and savings deposits		150,317	2.87		160,952	3.00
Certificates of deposit		8,458	4.31		2,746	4.10
Other deposits(2)		17,583	1.54		18,217	1.77

Average total deposits	(Won)	183,765	2.71%	(Won)	192,643	2.75%

(1)

Average balances are based on daily balances for Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities, and on quarterly balances for all of our other subsidiaries and our special purpose companies.

(2)

Includes mutual installment deposits and funds deposited by securities brokerage customers of Woori Investment & Securities. Mutual installment deposits are interest-bearing deposits offered by us, which enable customers to become eligible to apply for loans secured by such deposits while they maintain an account with us. In order to qualify to apply for such a loan, a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. Any such loan will be secured in an amount up to the holder’s mutual installment deposit and will be subject to the same loan underwriting policy we apply for other secured loans. For the portion of the loan, if any, that is not secured, we apply the same loan underwriting policy as we would for other unsecured loans.

The following table shows the average balances of our deposits and the average rates paid on our deposits under U.S. GAAP for 2009:

	For the year ended December 31, 2009
	Average Balance(1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest-bearing	(Won)	4,579	—
Interest-bearing		27,652	0.28%
Time deposits
Certificates		15,070	5.14
Other time deposits		111,828	3.77
Savings deposits		21,423	1.88
Mutual installment deposits		257	3.32

Average total deposits	(Won)	180,809	3.11%

(1)	Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.

For a description of our retail deposit products, see “—Business—Consumer Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Consumer Banking—Deposit-Taking Activities.”

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2011, the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had fixed maturities in excess of (Won)100 million:

	As of December 31, 2011
	Certificates of Deposit		Other Time Deposits		Mutual Installment Deposits		Total
	(in billions of Won)
Maturing within three months	(Won)	436	(Won)	39,343	(Won)	3	(Won)	39,782
After three but within six months		403		15,221		1		15,625
After six but within 12 months		553		43,852		1		44,406
After 12 months		2,663		2,454		4		5,121

Total	(Won)	4,055	(Won)	100,870	(Won)	9	(Won)	104,934

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt, which consist of debentures and borrowings with maturities exceeding one year, as of December 31, 2011 was as follows:

	Amount
	(in billions of Won)
Due in 2012	(Won)	12,604
Due in 2013		7,935
Due in 2014		6,052
Due in 2015		5,240
Due in 2016		2,442
Thereafter		5,605

Gross long-term debt		39,878
Less: discount		48

Total long-term debt, net	(Won)	39,830

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less, under IFRS:

	As of and for the year ended December 31,
	2010		2011
	(in billions of Won, except percentages)
Call money
Year-end balance	(Won)	6,073	(Won)	4,393
Average balance(1)		4,908		4,825
Maximum balance		7,869		5,815
Average interest rate(2)		2.60%		2.50%
Year-end interest rate		0.07~6.20%		0.05~6.20%
Borrowings from the Bank of Korea(3)
Year-end balance	(Won)	1,223	(Won)	1,089
Average balance(1)		1,407		1,151
Maximum balance		1,706		1,286
Average interest rate(2)		1.30%		1.50%
Year-end interest rate		1.25%		1.50%
Other short-term borrowings(4)
Year-end balance	(Won)	12,160	(Won)	14,282
Average balance(1)		12,506		14,433
Maximum balance		14,368		15,664
Average interest rate(2)		1.69%		1.12%
Year-end interest rate		0.51~6.80%		0.10~13.5%

(1)

Average balances are based on daily balances for Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and on quarterly balances for all of our other subsidiaries and our special purpose companies.

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

The following table presents, for the period indicated, information regarding our short-term borrowings, with an original maturity of one year or less, under U.S. GAAP:

	As of and for the Year Ended December 31, 2009
	(in billions of Won, except percentages)
Call money
Year-end balance	(Won)	5,687
Average balance(1)		4,576
Maximum balance		8,244
Average interest rate(2)		1.90%
Year-end interest rate		0.68%~3.64%
Borrowings from the Bank of Korea(3)
Year-end balance	(Won)	1,560
Average balance(1)		1,376
Maximum balance		1,803
Average interest rate(2)		1.36%
Year-end interest rate		1.25%
Other short-term borrowings(4)
Year-end balance	(Won)	11,275
Average balance(1)		14,002
Maximum balance		24,693
Average interest rate(2)		3.21%
Year-end interest rate		1.27%~10.50%

(1)	Average balances are based on daily balances for Woori Bank, Kyongnam Bank and Kwangju Bank, and on quarterly balances for all of our other subsidiaries and our special purpose companies.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
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

•

maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 80% on a non-consolidated basis (except that such requirement is not applicable to a financial holding company whose foreign currency liabilities constitute less than 1% of its total assets);

•

maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days as a percentage of total foreign currency assets of not less than 0% on a non-consolidated basis (except that such requirement is not applicable to a financial holding company whose foreign currency liabilities constitute less than 1% of its total assets);

•

maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month as a percentage of total foreign currency assets of not less than negative 10% on a non-consolidated basis (except that such requirement is not applicable to a financial holding company whose foreign currency liabilities constitute less than 1% of its total assets); and

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

In addition, the total sum of the Bank Holding Company Total Credit granted to all of a bank holding company’s major shareholders must not exceed 25% of the bank holding company’s net aggregate equity capital. Furthermore, any bank holding company that, together with its direct and indirect subsidiaries, intends to extend credit to the bank holding company’s major shareholder in an amount equal to or exceeding the lesser of (x) the amount equivalent to 0.1% of the net aggregate equity capital and (y) (Won)5 billion, in any single transaction, must obtain prior unanimous board resolutions and then, immediately after providing the credit, must file a report to the Financial Services Commission and publicly disclose the filing of the report.

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

Restrictions on Transactions between a Bank Holding Company and its Major Shareholder

A bank holding company and its direct and indirect subsidiaries may not acquire (including through their respective trust accounts) shares issued by the bank holding company’s major shareholder in excess of 1% of the net aggregate equity capital (as defined above). In addition, if those entities intend to acquire shares issued by that major shareholder in any single transaction equal to or in excess of the lesser of (x) the amount equivalent to 0.1% of the net aggregate equity capital and (y) (Won)5 billion, that entity must obtain prior unanimous board resolutions and then, immediately after the acquisition, file a report to the Financial Services Commission and publicly disclose the filing of the report.

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

Under the Bank Act, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of, among others, owners’ equity, capital surplus, retained earnings, hybrid Tier I capital instruments, and gains or losses on foreign exchange as a part of accumulated other comprehensive gains and losses. Tier II capital (supplementary capital) consists of, among others, revaluation reserves, gains on valuation of investment securities (up to certain limits), provisions for credit losses set aside for loans classified as normal or precautionary (up to certain limits), perpetual subordinated debt, cumulative preferred shares (with redemption rights after the fifth anniversary of their date of issuance) and certain other subordinated debt.

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

In November 2002, the Financial Services Commission amended the Enforcement Detailed Rules on the Supervision of the Banking Business to include a more conservative risk-weighting system for certain newly extended home mortgage loans, which set the risk-weighted ratios of Korean banks in respect of home mortgage loans between 50% and 70% depending on the borrower’s debt ratio and whether the home mortgage loans are overdue. On June 28, 2007, the Financial Services Commission further amended the Enforcement Detailed Rules on the Supervision of the Banking Business and, as a result, the following risk-weight ratios must be applied by Korean banks in respect of home mortgage loans from January 1, 2008:

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

Furthermore, pursuant to the Regulation on Supervision of Banking Business, foreign exchange agencies, including our subsidiary banks, will be required to hold “foreign currency safe assets” in an aggregate amount that is not less than the lower of (i) the product of (x) its total foreign currency-denominated debt maturing in one year or less multiplied by 2/12 and (y) an amount equal to one minus the “lowest rollover ratio” and (ii) 2% of its total foreign currency-denominated assets as shown in the balance sheet for the immediately preceding quarter. The “lowest rollover ratio” of a foreign exchange agency means the ratio of (A) its total debt with a maturity of one year or less (excluding overnight money) incurred in a particular month to (B) its total debt with maturity of one year or less (excluding overnight money) payable in that particular month, and is calculated by taking the lowest three month average from a period to be designated by the governor of the Financial Supervisory Service. Under the new regulation, foreign currency debt includes financial bonds, borrowings, call monies and repurchase selling denominated in foreign currencies and such other similar debt instruments denominated in a foreign currency as designated by the governor of the Financial Supervisory Service. “Foreign currency safe assets” are defined as cash denominated in foreign currency, deposits denominated in foreign currency with a central bank or financial institutions rated A or above, bonds issued or guaranteed by a government or central bank rated A or above or corporate bonds issued or guaranteed by corporations rated A or above. Accordingly, we may be required to acquire further foreign currency safe assets. In addition, the new regulation also has increased the minimum “mid- to long-term foreign exchange funding ratio” applicable to foreign exchange agencies, including us, from 80% to 100%. “Mid-to long term foreign exchange funding ratio” refers to the ratio of (1) the total outstanding amount of foreign exchange borrowing with a maturity of more than one year to (2) the total outstanding amount of foreign exchange lending with a maturity of one year or more.

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business and Protection of Finance Users, interest rates on loans made by registered banks in Korea may not exceed 39% per annum. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee of the Bank of Korea. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

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

Credit Card Business

General

In order to enter the credit card business, a bank must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on October 8, 2011, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. A registered bank engaging in the credit card business is regulated by the Financial Services Commission and the Financial Supervisory Service.

Disclosure and Reports

Pursuant to the Specialized Credit Financial Business Act, a registered bank engaging in the credit card business must submit its business reports and reports with respect to its results of operations to the Governor of the Financial Supervisory Service within one month from the end of each quarter and each fiscal year.

Lending Ratio in Ancillary Business

Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act, a registered bank engaging in the credit card business must maintain an aggregate quarterly average outstanding lending balance to credit cardholders (including cash advances and credit card loans, but excluding restructured loans) no greater than the sum of (i) its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services and (ii) the aggregate quarterly debit card transaction volume.

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

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

(1)

Woori Aviva Life Insurance, in which we acquired a 51.0% interest in April 2008 and in respect of which we entered into a joint venture agreement with Aviva International Holdings Limited, is accounted for as part of our investments in jointly controlled entities and associates under IFRS. We currently hold a 51.6% interest in Woori Aviva Life Insurance.

(2)

In March 2011, we acquired certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank through our wholly owned subsidiary Woori FG Savings Bank, which was established in connection with such transaction.

Our largest subsidiary is Woori Bank, the assets of which represented approximately 72.9% of our total assets as of December 31, 2011. The following table identifies each of our major subsidiaries and their contributions to our total assets and net income as of and for the year ended December 31, 2011 (after allocating eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system for assets and net income in proportion to total assets and absolute net income, respectively):

	As of or for the year ended December 31, 2011
	Total Assets (1)			Net Income(2)
	Amount		% of Total
	(in billions of Won, except percentages)
Subsidiary
Woori Bank	(Won)	227,914	72.9%	(Won)	1,713
Kyongnam Bank		23,832	7.6		162
Kwangju Bank		16,947	5.4		113
Others		44,099	14.1		445

Total	(Won)	312,792	100.0%	(Won)	2,433

(1)

After allocating eliminations of (Won)19,980 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of segment assets before eliminations to total assets before eliminations. See Note 5 of the notes to our consolidated financial statements.

(2)

After allocating a loss of (Won)505 billion representing inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of absolute segment net income to the sum of the absolute net income of all segments.

The following is a summary of the activities of our principal subsidiaries:

Woori Bank

Established in December 1998, Woori Bank (formerly known as Hanvit Bank) was formed as a result of the merger of two nationwide commercial banks, the Commercial Bank of Korea (established in 1899) and Hanil Bank (established in 1932). Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. As of December 31, 2011, Woori Bank was the second-largest commercial bank in Korea based upon total assets (including loans) and deposits. As of December 31, 2011, Woori Bank had approximately 17 million customers, with 942 branches nationwide.

Kyongnam Bank

Established in April 1970, Kyongnam Bank is a regional commercial bank that provides financial services in Changwon and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2011, Kyongnam Bank had approximately two million customers, with 156 branches throughout southeastern Korea and Seoul.

Kwangju Bank

Established in September 1968, Kwangju Bank is a regional commercial bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering various deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers. As of December 31, 2011, Kwangju Bank had approximately two million customers, with 147 branches throughout southwestern Korea and Seoul.

Other Subsidiaries

The following table provides summary information regarding our other significant consolidated subsidiaries (other than special purpose companies) as of or for the year ended December 31, 2011:

Subsidiary	Percentage of Ownership(1)	Total Assets	Stockholders’ Equity	Operating Revenue	Net Income
	(in millions of Won)
Woori Asset Management Co., Ltd.	100.0%	80,020	62,846	32,111	1,462
Woori Private Equity Co., Ltd.	100.0%	1,575,969	70,333	382,597	(28,019)
Woori F&I Co., Ltd.	100.0%	1,371,031	256,688	172,100	43,145
Woori FG Savings Bank	100.0%	603,400	77,365	55,320	(32,352)
Woori FIS Co., Ltd	100.0%	264,215	25,822	287,856	(3,480)
Woori Financial Co., Ltd.	52.5%	3,161,794	272,054	334,453	51,702
Woori Investment & Securities Co., Ltd.	37.9%	21,535,058	3,672,607	3,910,525	197,781

(1)	Including both direct and indirect ownership.

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

Our registered office and corporate headquarters, with a total area of approximately 97,222 square meters, are located at 203, 1-ga, Hoehyon-dong, Chung-Gu, Seoul, Korea. Information regarding certain of our properties in Korea is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)
Woori Finance Holdings and Woori Bank registered office and corporate headquarters	203 Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792	97,222
Kyongnam Bank registered office and corporate headquarters	246-1 Seockcheon-dong, MasanHoiwon-gu, Changwon City, Kyongnam Province, Korea 630-010	29,457
Kwangju Bank registered office and corporate headquarters	7-12 Daein-dong, Dong-gu, Kwangju, Korea 501-030	47,007
Woori Investment & Securities registered office and corporate headquarters	23-4 Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea 150-725	45,499
Woori FIS registered office and corporate headquarters	1585 Sangam-dong, Mapo-gu, Seoul, Korea 121-835	40,737

As of December 31, 2011, we had a network of 1,245 banking branches in Korea. With respect to Woori Bank, approximately 258 of its branches are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Hong Kong, Russia and Indonesia and branches, agencies and representative offices in Asia, the United States and Europe. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us as of December 31, 2011 was (Won)3,134 billion.

Item 4.A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Securities Exchange Act of 1934.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A.	Operating Results

Overview

The following discussion is based on our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements include the accounts of subsidiaries over which substantive control is exercised through either majority ownership of voting stock and/or other means. Investments in jointly controlled entities and associates (companies over which we have the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in other investment assets.

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse economic conditions in Korea and globally from the second half of 2008, have generally led to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2011, we recorded charge-offs of (Won)758 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of (Won)614 billion in 2010. In light of the difficult financial condition and liquidity position of small- and medium-sized enterprises in Korea since the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. The rapid growth in consumer loans, together with adverse economic conditions since the second half of 2008, have generally led to increasing delinquencies and a deterioration in asset quality. In 2011, we recorded charge-offs of (Won)89 billion and bad debt expenses of (Won)158 billion in respect of our consumer loan portfolio, compared to charge-offs of (Won)106 billion and bad debt expenses of (Won)130 billion in 2010. In June 2011, the Korean government announced a set of policy objectives to curtail the rapid growth of consumer lending by commercial banks, consumer finance companies and other financial institutions, as well as measures to encourage the increased use of fixed interest rates in consumer lending and to strengthen the protection of retail borrowers. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In addition, in line with similar actions taken by monetary authorities in other countries, from the third quarter of 2008 to the first quarter of 2009, the Bank of Korea decreased its policy rate by a total of 325 basis points in order to address financial market instability and to help combat the slowdown of the domestic economy. However, while the rate of deterioration of the global economy has slowed since the second half of 2009, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2012 and beyond remain uncertain. For example, commencing in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the United States to “AA+” from “AAA” in August 2011 and the financial difficulties affecting many other governments worldwide, in particular in Greece, Spain, Italy and other countries in Europe. In addition, measures adopted by the international community to sanction Iran for its nuclear weapons program, as well as political instability in various countries in the Middle East and Northern Africa, including in Egypt, Tunisia, Libya, Syria and Yemen, have resulted in volatility and uncertainty in the global energy markets. These or other developments could potentially trigger another financial and economic crisis. Furthermore, while many governments worldwide are implementing “exit strategies,” in the form of reduced government spending or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products (although we do not currently have material exposures to Greece, Spain, Italy and other countries in Europe which are facing financial difficulties, in the form of sovereign debt or otherwise). Since the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in jointly controlled entities and associates.

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, increases in inflation rates, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2012 and for the foreseeable future remains uncertain.

Acquisitions

In March 2011, we acquired certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank through our wholly owned subsidiary Woori FG Savings Bank, which was established in connection with such transaction, and injected (Won)110 billion of new capital into Woori FG Savings Bank.

New Basel Capital Accord

Beginning in 2008, the Financial Supervisory Service implemented Basel II in Korea, substantially affecting the way risk is measured among Korean financial institutions, including us. Building upon the initial Basel Capital Accord of 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk, Basel II expanded this approach to contemplate additional areas of risk such as operational risk. Basel II also instituted new measures that require our commercial banking subsidiaries to take into account individual borrower credit risk and operational risk when calculating risk-weighted assets.

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements. Kyongnam Bank has also begun following an internal ratings-based approach from September 2011, while Kwangju bank plans to do the same in the near future. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision is expected to begin implementing the new set of measures, referred to as Basel III, from 2013. In Korea, Basel III is expected to be implemented in stages from 2013 to 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including our commercial banking subsidiaries.

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

	June 30, 2007		Dec. 31, 2007		June 30, 2008		Dec. 31, 2008		June 30, 2009		Dec. 31, 2009		June 30, 2010		Dec. 31, 2010		June 30, 2011		Dec. 31, 2011
KOSPI		1,743.60		1,897.13		1,674.92		1,124.47		1,390.07		1,682.77		1,698.29		2,051.0		2,100.69		1,825.12
(Won)/US$ exchange rates(1)	(Won)	922.6	(Won)	935.8	(Won)	1,046.8	(Won)	1,262.00	(Won)	1,273.5	(Won)	1,163.7	(Won)	1,273.5	(Won)	1,163.7	(Won)	1,066.3	(Won)	1,158.5
Corporate bond rates(2)		5.6%		6.9%		6.9%		8.1%		5.6%		5.7%		5.0%		4.3%		3.8%		3.3%
Treasury bond rates(3)		5.3%		5.7%		5.8%		3.4%		4.2%		4.4%		3.9%		3.4%		3.4%		4.2%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.

Critical Accounting Policies

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

Impairment of Loans and Provisions for Credit Losses

We evaluate our loans and receivables portfolio for impairment on an ongoing basis. We have established provisions for credit losses, which are available to absorb probable losses that have been incurred in our loans and receivables portfolio as of the date of the statement of financial position. If we believe that additions or changes to the provisions for credit losses are required, we record bad debt expenses (as part of our impairment loss for credit loss), which are treated as charges against current income. Loan exposures that we deem to be uncollectible, including actual loan losses, net of recoveries of previously written-off amounts, are charged directly against the provisions for credit losses.

Our accounting policies for losses arising from the impairment of loans and receivables and provisions for credit loss are described in Notes 2-(9)-6) and 3-(4) of the notes to our consolidated financial statements. We base the level of our provisions for credit losses on an evaluation of the risk characteristics of our loan portfolio. The evaluation considers factors such as historical loss experience, the financial condition of our borrowers and current economic conditions.

Provisions for credit losses represent our management’s best estimate of losses incurred in the loans and receivables portfolio as of the date of the statement of financial position. Our management is required to exercise judgment in making assumptions and estimates when calculating the provisions for credit losses on both individually and collectively assessed loans and advances.

The determination of the provisions required for loans and receivables that are deemed to be individually significant often requires the use of considerable management judgment concerning such matters as economic conditions, the financial performance of the counterparty and the value of any collateral held for which there may not be a readily accessible market. Once we have identified loans and receivables as impaired, we generally value them based on the present value of expected future cash flows discounted at the original effective interest rate of the applicable loan or receivable and compare such present value against the carrying amount of such loan or receivable, which amount is subject to various estimates by our management such as the operating cash flow of the borrower, net realizable value of any collateral held and the timing of anticipated receipts. The actual amount of the future cash flows and their timing may differ from the estimates used by our management and consequently may cause actual losses to differ from the reported allowances.

The allowance for portfolios of smaller-balance homogenous loans and receivables, such as those to individuals and small business customers, and for those loans which are individually significant but for which no objective evidence of impairment exists, is determined on a collective basis. The collective allowance is calculated on a portfolio basis using statistical methodology based on our historical loss experience, which incorporates numerous estimates and judgments. We perform a regular review of the models and underlying data and assumptions.

Our consolidated financial statements for the year ended December 31, 2011 included a total provision for credit losses of (Won)3,759 billion as of that date. Our total loan charge-offs, net of recoveries, amounted to (Won)2,264 billion and we recorded bad debt expenses of (Won)2,085 billion in 2011.

We believe that the accounting estimates related to impairment of loans and receivables and provisions for credit losses are a “critical accounting policy” because: (1) they are highly susceptible to change from period to period because they require us to make assumptions about future default rates and losses relating to our loan portfolio; and (2) any significant difference between our estimated losses on loans and receivables (as reflected in our provisions for credit losses) and actual losses on loans and receivables could require us to take additional bad debt expenses which, if significant, could have a material impact on our profit. Our assumptions about estimated losses require significant judgment because actual losses have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

Valuation of Financial Assets and Liabilities

Our accounting policy for determining the fair value of financial assets and liabilities is described in Notes 2-(9)-5), 3-(3) and 11 of the notes to our consolidated financial statements.

The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial asset or liability is not active, a valuation technique is used. The majority of valuation techniques employ only observable market data and, as such, the reliability of the fair value measurement is high. However, certain financial instruments are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable. Valuation techniques that rely to a greater extent on unobservable inputs require a higher level of management judgment to calculate a fair value than those based wholly on observable inputs.

Valuation techniques used to calculate fair values are discussed in Notes 2-(9)-5) and 11 of the notes to our consolidated financial statements. The main assumptions and estimates which our management considers when applying a model with valuation techniques are:

•

The likelihood and expected timing of future cash flows on the instrument. These cash flows are usually governed by the terms of the instrument, although judgment may be required when the ability of the counterparty to service the instrument in accordance with the contractual terms is in doubt. Future cash flows may be sensitive to changes in market rates.

•

Selecting an appropriate discount rate for the instrument. The determination of this rate is based on an assessment of what a market participant would regard as the appropriate spread of the rate for the instrument over the appropriate risk-free rate.

•	Judgment to determine what model to use to calculate fair value in areas where the choice of valuation model is particularly subjective (for example, valuation of complex derivative products).

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•	Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, our own assumptions are intended to reflect those that market participants would use in pricing the asset or liability at the measurement date.

Our consolidated financial statements for the year ended December 31, 2011 included financial assets measured at fair value using a valuation technique of (Won)40,147 billion, representing 89.8% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of (Won)9,041 billion, representing 93.6% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

We believe that the accounting estimates related to the determination of the fair value of financial instruments are a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on factors beyond our control; and (2) any significant difference between our estimate of the fair value of these financial instruments on any particular date and either their estimated fair value on a different date or the actual proceeds that we receive upon sale of these financial instruments could result in valuation losses or losses on disposal which may have a material impact on our profit. Our assumptions about the fair value of financial instruments we hold require significant judgment because actual valuations have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

Deferred Tax Assets

Our accounting policy for the recognition of deferred tax assets is described in Notes 2-(22) and 3-(2) of the notes to our consolidated financial statements.

The recognition of deferred tax assets relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

We recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profit will be available against which those deductible temporary differences, unused tax losses or unused tax credits can be utilized. This assessment requires significant management judgment and assumptions. In determining the amount of deferred tax assets, we use forecasted operating results, which are based on historical financial performance, approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations.

Our consolidated financial statements for the year ended December 31, 2011 included deferred tax assets and liabilities of (Won)80 billion and (Won)260 billion, respectively, as of that date.

We believe that the estimates related to our recognition and measurement of deferred tax assets are a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on our assumptions regarding our future profitability; and (2) any significant difference between our estimates of future profits on any particular date and estimates of such future profits on a different date could result in an income tax expense or benefit which may have a material impact on our net income from period to period. Our assumptions about our future profitability require significant judgment and are inherently subjective.

Goodwill

Our accounting policy for goodwill is described in Notes 2-(13), 3-(1) and 15-(3) of the notes to our consolidated financial statements.

Goodwill is recognized as the excess of (i) the sum of the consideration transferred and the amount of any non-controlling interest in the acquiree over (ii) the net of the acquisition-date fair value of the identifiable assets acquired and the liabilities assumed. If the net amount of the acquisition-date fair value of the identifiable assets acquired and the liabilities assumed exceeds the sum of the consideration transferred and the amount of any non-controlling interest in the acquiree, such excess is recognized as a gain as of the acquisition date.

Goodwill is not depreciated and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in an associate or a jointly controlled entity is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment in the associate or the jointly controlled entity.

The review of goodwill impairment reflects our management’s best estimate of the certain factors. For example:

•

The future cash flows of the cash generating units, or CGUs, are sensitive to the cash flows projected for the periods for which detailed forecasts are available and to assumptions regarding the long-term pattern of sustainable cash flows thereafter. Forecasts are compared with actual performance and verifiable economic data, but they necessarily and appropriately reflect our management’s view of future business prospects at the time of the assessment. See Note 15 of the notes to our consolidated financial statements for a list of our CGUs for impairment testing.

•

The rates used to discount future expected cash flows are based on the costs of capital assigned to individual CGUs and can have a significant effect on their valuation. The cost of capital percentage is generally derived from a Capital Asset Pricing Model, which incorporates inputs reflecting a number of financial and economic variables, including the risk-free interest rate in the country concerned and a premium for the inherent risk of the business being evaluated. These variables are subject to fluctuations in external market rates and economic conditions beyond our control and therefore require the exercise of significant judgment and are consequently subject to uncertainty.

A decline in a CGU’s expected cash flows or an increase in its cost of capital reduces the CGU’s estimated recoverable amount. If this is lower than the carrying value of the CGU, a charge for impairment of goodwill is recognized in the statement of comprehensive income for the year.

The accuracy of forecast cash flows is subject to a high degree of uncertainty in volatile market conditions. In such market conditions, our management retests goodwill for impairment more frequently than once a year to ensure that the assumptions on which the cash flow forecasts are based continue to reflect current market conditions and management’s best estimate of future business prospects.

Our consolidated financial statements for the year ended December 31, 2011 included the value of goodwill of (Won)108 billion as of that date, including the value of goodwill of (Won)63 billion, (Won)39 billion and (Won)6 billion, related to Woori Financial, Woori FG Savings Bank and others, respectively. Also, during 2011, (Won)9 billion of impairment of goodwill, primarily relating to Kumho Investment Bank, was identified.

We believe that the accounting estimates related to the fair values of our acquired goodwill are a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period since they require assumptions about future cash flows, run-off rates and profitability; and (2) any significant changes in our estimates from period to period could result in the recognition of impairment losses which may have a material impact on our net income. Our assumptions about estimated future cash flows, run-off rates and profitability require significant judgment and the fair values of the goodwill could fluctuate in the future, based on a variety of factors.

Results of Operations

Comparison of 2011 to 2010

Net Interest Income

The following table shows, for the periods indicated, the principal components of our interest income:

	Year ended December 31,				Percentage change
	2010		2011
	(in billions of Won)				(%)
Interest income
Due from banks	(Won)	116	(Won)	169	45.7%
Loans		11,877		12,725	7.1
Financial assets at fair value through profit or loss		695		660	(5.0)
Investment financial assets(1)		1,237		1,360	9.9
Other assets		132		131	(0.8)

Total interest income		14,057		15,045	7.0

Interest expense
Deposits		4,976		5,298	6.5
Borrowings		728		815	12.0
Debentures		1,808		1,551	(14.2)
Others		122		119	(2.5)

Total interest expense		7,634		7,783	2.0

Net interest income		6,423		7,262	13.1

Net interest margin(2)		2.29%		2.50%

Notes:

(1)	Includes available-for-sale financial assets and held-to-maturity financial assets.
(2)	The ratio of net interest income to average interest-earning assets.

Interest income.  Interest income increased 7.0% from (Won)14,057 billion in 2010 to (Won)15,045 billion in 2011, primarily as a result of a 7.1% increase in interest on loans and a 9.9% increase in interest on investment financial assets. The average balance of our interest-earning assets increased 3.8% from (Won)280,120 billion in 2010 to (Won)290,771 billion in 2011, principally due to the growth in our loan portfolio. This increase was enhanced by a 15 basis point increase in average yields on our interest-earning assets from 5.02% in 2010 to 5.17% in 2011, which reflected an increase in the general level of interest rates in Korea in 2011.
The 7.1% increase in interest on loans from (Won)11,877 billion in 2010 to (Won)12,725 billion in 2011 was primarily due to:

•

a 24 basis point increase in average yields on commercial and industrial loans from 5.91% in 2010 to 6.15% in 2011, which was enhanced by a 2.8% increase in the average volume of such loans from (Won)97,487 billion in 2010 to (Won)100,205 billion in 2011;

•

an 82.0% increase in the average volume of mortgage loans from (Won)4,748 billion in 2010 to (Won)8,643 billion in 2011, which was enhanced by an 8 basis point increase in average yields on such loans from 5.16% in 2010 to 5.23% in 2011; and

•

a 27 basis point increase in average yields on general purpose household loans (including home equity loans) from 5.07% in 2010 to 5.34% in 2011, which was partially offset by a 0.3% decrease in the average volume of such loans from (Won)70,132 billion in 2010 to (Won)69,954 billion in 2011.

The average yields for commercial and industrial loans, mortgage loans and general purpose household loans (including home equity loans) increased mainly as a result of the increase in the general level of interest rates in Korea applicable to such loans from 2010 to 2011. The increase in the average volume of commercial and industrial loans was primarily due to an increase in demand for facility loans, reflecting increased capital expenditures by Korean businesses in 2011. The increase in the average volume of mortgage loans reflected increased demand for such loans from customers, including to finance home rentals in light of a significant increase in rent levels (particularly key money deposit levels under the “jeonsae” system) in the Korean housing market in 2011. The decrease in the average volume of general purpose household loans (including home equity loans) mainly reflected decreased demand for foreign currency general purpose household loans by Korean consumers in the face of greater foreign exchange volatility in 2011.

Overall, the average volume of our loans increased 4.5% from (Won)204,860 billion in 2010 to (Won)214,132 billion in 2011, and the average yields on our loans also increased 14 basis points, from 5.80% in 2010 to 5.94% in 2011.

Our financial assets portfolio consists primarily of investment financial assets, of which a majority was debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Bank of Korea, the Korea Development Bank and the KDIC), as well as financial assets at fair value through profit or loss.

The 9.9% increase in interest on investment financial assets from (Won)1,237 billion in 2010 to (Won)1,360 billion in 2011 was mainly the result of a 34 basis point increase in average yields on such assets from 3.30% in 2010 to 3.64% in 2011, as the average balance of such assets remained relatively steady at (Won)37,359 billion in 2011 compared to (Won)37,466 billion in 2010. The increase in average yields on investment financial assets was primarily due to an increase in the proportion of corporate bonds we held as held-to-maturity financial assets, which typically feature relatively higher yields compared to other types of held-to-maturity financial assets held by us, in our investment financial assets portfolio.

Interest Expense.  Interest expense increased 2.0% from (Won)7,634 billion in 2010 to (Won)7,783 billion in 2011, primarily due to a 6.5% increase in interest expense on deposits. Such increase was offset in part by a 14.2% decrease in interest expense on debentures. The average balance of interest-bearing liabilities increased 3.4%

from (Won)262,818 billion in 2010 to (Won)271,876 billion in 2011, principally due to an increase in the average balance of deposits. The effect of this increase was partially offset by a decrease of 4 basis points in the average cost of interest-bearing liabilities from 2.90% in 2010 to 2.86% in 2011, which was driven mainly by a decrease in the average cost of debentures.

The 6.5% increase in interest expense on deposits from (Won)4,976 billion in 2010 to (Won)5,298 in 2011 was primarily due to an 11.9% increase in interest expense on time and savings deposits from (Won)4,320 billion in 2010 to (Won)4,835 billion in 2011, the effect of which was partially offset by a 69.0% decrease in interest expense on certificates of deposit from (Won)364 billion in 2010 to (Won)113 billion in 2011.

The increase in interest expense on time and savings deposits resulted from a 7.1% increase in the average balance of such deposits from (Won)150,317 billion in 2010 to (Won)160,952 billion in 2011 as well as a 13 basis point increase in the average cost of such deposits from 2.87% in 2010 to 3.00% in 2011. The increase in the average balance of time and savings deposits was attributable mainly to customers’ continuing preference for low-risk financial products and institutions in Korea in light of the volatility in financial markets. The increase in the average cost of time and savings deposits was due to the increase in the general level of interest rates in Korea in 2011.

The decrease in interest expense on certificates of deposit resulted from a 67.5% decrease in the average balance of such deposits from (Won)8,459 billion in 2010 to (Won)2,746 billion in 2011, the effect of which was enhanced by an 18 basis point decrease in the average cost of such deposits from 4.30% in 2010 to 4.12% in 2011. The decrease in the average balance of certificates of deposits was principally due to our continuing efforts to convert our certificates of deposit into other deposits in order to comply with new loan-to-deposit ratio requirements set by the Financial Supervisory Service, which exclude certificates of deposit from the calculation of total deposits for purposes of determining compliance with such ratio requirements. The decrease in the average cost of certificates of deposit was mainly due to an increase in the relative proportion of short-term certificates of deposit, which have lower interest rates compared to longer-tem certificates of deposit, reflecting customer’s preference for such short-term products in light of the volatility in financial markets.

Overall, the average volume of our deposits increased by 4.8% from (Won)183,766 billion in 2010 to (Won)192,643 billion in 2011, and the average cost of our deposits increased by 4 basis points from 2.71% in 2010 to 2.75% in 2011.

The 14.2% decrease in interest expense on debentures from (Won)1,808 billion in 2010 to (Won)1,551 billion in 2011 mainly resulted from an 9.2% decrease in the average balance of debentures from (Won)33,523 billion in 2010 to (Won)30,433 billion in 2011. The effect of such decrease was enhanced by a 29 basis point decrease in the average cost of debentures from 5.39% in 2010 to 5.10% in 2011. The decrease in the average volume of debentures mainly reflected a decrease in debentures in local currency due to the maturity in 2011 of a large amount of such previously issued debentures, while the decrease in the average cost of debentures was primarily attributable to the maturity and repayment of higher interest rate debentures previously issued by us.

Net interest margin.  Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin increased from 2.29% in 2010 to 2.50% in 2011, as a 13.1% increase in our net interest income from (Won)6,423 billion in 2010 to (Won)7,262 billion in 2011 outpaced a 3.8% increase in the average balance of our interest-earning assets from (Won)280,120 billion in 2010 to (Won)290,771 billion in 2011. The growth in average interest-earning assets outpaced a 3.4% increase in average interest-bearing liabilities from (Won)262,818 billion in 2010 to (Won)271,876 billion in 2011, while the increase in interest income more than offset the increase in interest expense, resulting in an increase in net interest income. The magnitude of this increase was enhanced by an increase in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, from 2.11% in 2010 to 2.31% in 2011. The increase in our net interest spread reflected an increase in the average yield of our interest-earning assets coupled with a decrease in the average cost of our interest-bearing liabilities from 2010 to 2011.

Impairment Loss on Credit Loss

Impairment loss on credit loss includes bad debt expenses, provision for guarantees and provision for unused commitments, in each case net of reversal of provisions. Our impairment loss on credit loss decreased by 21.0% from (Won)2,873 billion in 2010 to (Won)2,269 billion in 2011, primarily due to a decrease in bad debt expenses. Our bad debt expenses, net of reversal of provisions for credit losses, decreased 24.6% from (Won)2,869 billion in 2010 to (Won)2,162 billion in 2011, as higher bad debt expenses resulting from increased loan loss provisioning by us in connection with the restructuring (in the form of workout, liquidation or court receivership) in 2010 of 65 companies selected by various Korean financial institutions, including us, were not repeated in 2011. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to Korean construction and shipbuilding companies, and financial difficulties of these companies may adversely impact us.” Under IFRS, if our provisions for credit losses are deemed insufficient for regulatory purposes, we compensate for the difference by recording a planned regulatory reserve for credit loss, which is segregated within retained earnings. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy” and Notes 31 of the notes to our consolidated financial statements included elsewhere in this annual report. Our combined net bad debt expenses and planned regulatory provision for credit loss decreased by 13.5% from (Won)3,422 billion in 2010 to (Won)2,961 billion in 2011.

Our loan charge-offs, net of recoveries, increased 69.3% from (Won)1,338 billion in 2010 to (Won)2,264 billion in 2011, primarily due to greater charge-offs of loans to small- and medium- enterprise borrowers.

Our provisions for guarantees, net of reversal of such provisions, increased 258.1% from (Won)39 billion in 2010 to (Won)140 billion in 2011, due primarily to an 89.9% decrease in reversal of such provisions from (Won)168 billion in 2010 to (Won)17 billion in 2011, mainly as a result of significantly increased reclassifications in 2010 of our provisions for guarantees to bad debt expenses, including in connection with the restructuring (in the form of workout, liquidation or court receivership) in 2010 of 65 companies selected by us and various other Korean financial institutions, which were not repeated in 2011.

Provisions for Credit Losses

For information on provisions for credit losses, see “—Critical Accounting Policies—Impairment of Loans and Provisions for Credit Losses” and “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Allocation and Analysis of Provisions for Credit Losses under IFRS.”

Corporate Loans.  We establish individual provisions for credit losses for corporate loans based on whether a particular loan is impaired or not. In addition, we establish provisions for credit losses for corporate loans that are not deemed to be impaired using an incurred loss methodology based primarily on our historical loss experience, which takes into account the default probability and the potential severity of any resulting loss. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2010	2011
Impaired corporate loans as a percentage of total corporate loans	5.4%	3.3%
Provisions for credit losses for corporate loans as a percentage of total corporate loans	3.4	2.5
Provisions for credit losses for corporate loans as a percentage of impaired corporate loans	61.9	76.0
Net charge-offs as a percentage of total corporate loans	0.9	1.5

During 2011, impaired corporate loans and provisions for credit losses for corporate loans, each as a percentage of total corporate loans, decreased due to an improvement in the overall credit quality of our corporate loans through increased sales and charge-offs of impaired loans. However, provisions for credit losses for corporate loans as a percentage of impaired corporate loans increased during 2011 as the decrease in impaired corporate loans, reflecting such improvement in the overall credit quality of our corporate loans in 2011, outpaced the decrease in the level of our provisions for credit losses.

Consumer Loans and Credit Card Balances.  Similar to our practice for corporate loans, we establish individual provisions for credit losses for consumer loans and outstanding credit card balances based on whether a particular loan is impaired or not. In addition, we establish provisions for credit losses for consumer loans and credit card balances that are not deemed to be impaired using an incurred loss methodology based primarily on our historical loss experience, which takes into account the default probability and the potential severity of any resulting loss. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” For additional information with respect to the asset quality of our consumer credit portfolio, see “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio.”

The following table shows, for the periods indicated, certain information regarding our impaired loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2010	2011
Impaired consumer loans as a percentage of total consumer loans	0.4%	0.6%
Provisions for credit losses for consumer loans as a percentage of total consumer loans	0.3	0.4
Provisions for credit losses for consumer loans as a percentage of impaired consumer loans	79.0	63.2
Net charge-offs of consumer loans as a percentage of total consumer loans	0.1	0.1

During 2011, impaired consumer loans and provisions for credit losses for consumer loans, each as a percentage of total consumer loans increased during 2011 as a result of an overall deterioration in the asset quality of our consumer loans. However, provisions for credit losses for consumer loans as a percentage of impaired consumer loans decreased, as the increase in our provisioning for consumer loans in 2011 was outpaced by the increase in our impaired consumer loans (particularly general purpose household loans).

The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2010	2011
Impaired credit card balances as a percentage of total credit card balances(1)	1.3%	1.6%
Provisions for credit losses for credit card balances as a percentage of total credit card balances(1)	2.9	2.9
Provisions for credit losses for credit card balances as a percentage of impaired credit card balances(1)	217.2	178.4
Net charge-offs as a percentage of total credit card balances(1)	1.7	2.4

(1)	Includes corporate credit card balances.

During 2011, impaired credit card balances as a percentage of total credit card balances increased due to an overall deterioration in the asset quality of our credit card portfolio. However, the level of provisions for credit losses for credit card balances as a percentage of impaired credit card balances decreased, as the effect of growth in the amount of our impaired credit card balances, reflecting such deterioration in the asset quality of our credit card portfolio as well as the growth of our overall credit card balances, outpaced the increase in the amount of our provisioning for credit card balances.

Net Fees and Commissions Income

The following table shows, for the periods indicated, the components of our net fees and commissions income:

	Year ended December 31,				Percentage change
	2010		2011
	(in billions of Won)				(%)
Fees and commissions income	(Won)	1,688	(Won)	1,774	5.1%
Fees and commissions expense		572		579	1.2

Total fees and commissions income, net	(Won)	1,116	(Won)	1,195	7.1

Our net fees and commissions income increased 7.1% from (Won)1,116 billion in 2010 to (Won)1,195 billion in 2011, as a 5.1% increase in fees and commissions income from (Won)1,688 billion in 2010 to (Won)1,774 billion in 2011 outpaced a 1.2% increase in fees and commissions expense from (Won)572 billion in 2010 to (Won)579 billion in 2011. The 5.1% increase in fees and commissions income was mainly the result of an 8.7% increase in banking fees from (Won)750 billion in 2010 to (Won)815 billion in 2011, which reflected increased fees we received in local currency, particularly agency commissions from our bancassurance activities. The 1.2% increase in fees and commissions expense was primarily due to a 4.6% increase in credit card commissions paid from (Won)368 billion in 2010 to (Won)385 billion in 2011, which mainly reflected an increase in credit card issuances, as well as a 13.1% increase in fees paid from (Won)107 billion in 2010 to (Won)121 billion in 2011, which was mainly attributable to an increase in fees paid to legal, accounting and other advisory service providers. The effect of such increases was partially offset by a 32.2% decrease in brokerage commissions paid from (Won)90 billion in 2010 to (Won)61 billion in 2011, reflecting a temporary waiver of such commissions by the Korea Securities Depositary and the Korea Financial Investment Association in 2011.

Net Gain on Financial Assets

The following table shows, for the periods indicated, the components of our net gain on financial assets:

	Year ended December 31,				Percentage change
	2010		2011
	(in billions of Won)				(%)
Gain (loss) on financial assets at fair value through profit or loss, net	(Won)	39	(Won)	119	205.1%
Gain (loss) on available-for-sale financial assets, net(2)		1,073		1,073	—%
Gain (loss) on held-to-maturity financial assets, net		0		0	N/M (1)

Total net gain (loss) on financial assets	(Won)	1,112	(Won)	1,192	7.2

(1)	N/M = not meaningful.
(2)	Includes impairment losses on available-for-sale financial assets of (Won)38 billion in 2010 and (Won)266 billion in 2011.

Our net gain on financial assets increased 7.2% from (Won)1,112 billion in 2010 to (Won)1,192 billion in 2011, primarily as a result of a 205.1% increase in net gain on financial assets at fair value through profit or loss from (Won)39 billion in 2010 to (Won)119 billion in 2011. Such increase was principally due to a change in net gain (loss) on financial assets designated at fair value through profit or loss, from a net loss of (Won)402 billion in 2010 to a net gain of (Won)235 billion in 2011, which was offset in part by a change in net gain (loss) on financial assets held for trading from a net gain of (Won)441 billion in 2010 to a net loss of (Won)115 billion in 2011. The change in net gain (loss) on financial assets designated at fair value through profit or loss resulted mainly from a change in net gain (loss) on valuation of other financial assets designated at fair value through profit or loss from a net loss of (Won)183 billion in 2010 to a net gain of (Won)409 billion in 2011, as well as a decrease in net loss on transaction of such other financial assets from (Won)337 billion in 2010 to (Won)118 billion in 2011. The change in net gain (loss) on financial assets held for trading was primarily due to a change in net gain (loss) on valuation of derivatives held for trading from a net gain of (Won)99 billion in 2010 to a net loss of (Won)152 billion in 2011, driven mainly by a change in net gain (loss) on valuation of stock equity derivatives from a net gain of (Won)118 billion in 2010 to a net loss of (Won)223 billion in 2011, and a decrease in net gain on valuation and disposal of securities held for trading from (Won)314 billion in 2010 to (Won)26 billion in 2011, driven mainly by a change in net gain (loss) on transaction of such securities from a net gain of (Won)245 billion in 2010 to a net loss of (Won)28 billion in 2011. For further information regarding our net gain (loss) on financial assets at fair value through profit or loss, see Note 36 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net gain (loss) on available-for-sale financial assets remained relatively constant at (Won)1,073 billion in 2010 and 2011, as an increase in net gain on transaction of available-for-sale securities from (Won)1,103 billion in 2010 to (Won)1,339 billion in 2011 was substantially offset by an increase in impairment losses on such securities from (Won)38 billion in 2010 to (Won)266 billion in 2011. Such increase in impairment losses was attributable mainly to impairment losses recognized on our holdings of equity securities (including common stock of POSCO) in 2011 in light of continuing market volatility.

Unrealized gains and losses (other than impairment losses) on available-for-sale financial assets are recorded in our statement of financial position as part of accumulated other comprehensive income, under other equity. In 2011, we recognized a net loss on valuation of available-for-sale financial assets of (Won)375 billion as part of other comprehensive income (loss) net of tax, principally as a result of decreases in valuation gains on equity securities of Hyundai Engineering & Construction, which reflected our disposal of such securities in 2011.

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year ended December 31,				Percentage change
	2010		2011
	(in billions of Won)				(%)
Other operating income	(Won)	8,106	(Won)	8,855	9.2%
Other operating expenses		(12,016)		(13,278)	10.5

Total net other operating expenses	(Won)	(3,910)	(Won)	(4,423)	13.1

Our net other operating expenses increased 13.1% from (Won)3,910 billion in 2010 to (Won)4,423 billion in 2011, as the effect of a 10.5% increase in other operating expenses from (Won)12,016 billion in 2010 to (Won)13,278 billion in the 2011 was partially offset by a 9.2% increase in other operating income from (Won)8,106 billion in 2010 to (Won)8,855 billion in 2011.

Other operating income includes principally gain on transaction of foreign exchange, gain on valuation of derivatives, gain on disposal of premises and equipment and other assets, gain on transactions of loans and receivables, gain on disposal of investment in jointly controlled entities and associates, gain on translation of foreign exchange and other income. The 9.2% increase in other operating income was attributable mainly to a 9.3% increase in gain on transaction of foreign exchange from (Won)7,585 billion in 2010 to (Won)8,293 billion in 2011. This increase, which was principally due to higher exchange rate volatility, was more than offset by a corresponding increase in loss on transaction of foreign exchange, which is recorded as part of other operating expenses. On a net basis, our net gain on transaction of foreign exchange decreased 59.1% from (Won)264 billion in 2010 to (Won)108 billion in 2011.

Other operating expenses include principally loss on transaction of foreign exchange, administrative expenses (which in turn mainly include short term employee benefits, fringe benefits, rent and depreciation and amortization, among others), contributions to miscellaneous funds, deposit insurance premiums, loss on transactions of loans and receivables and other expenses. The 10.5% increase in other operating expenses was primarily the result of an 11.8% increase in loss on transaction of foreign exchange from (Won)7,321 billion in 2010 to (Won)8,185 billion in 2011, which reflected higher exchange rate volatility. This increase was partially offset by a corresponding increase in gain on transaction of foreign exchange, which is recorded as part of other operating income as discussed above. The increase was enhanced by an 13.8% increase in administrative expenses from (Won)3,322 billion in 2010 to (Won)3,782 billion in 2011, which was attributable mainly to a 16.3% increase in short term employee benefits from (Won)1,394 billion in 2010 to (Won)1,621 billion in 2011, principally reflecting increased salaries and other short term compensation paid to our employees.

Income Tax Expense

Our income tax expense is calculated by adding or subtracting changes in deferred income tax liabilities and assets to income tax amounts payable for the period. Deferred tax assets are recognized for deductible temporary differences, including operating losses and tax credit carry-forwards, while deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are those between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets, including the carry-forwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Income tax expense increased 49.4% from (Won)498 billion in 2010 to (Won)744 billion in 2011, mainly as a result of an increase in our net income before income tax expense. The statutory tax rate was 24.2% in 2010 and 2011. Our effective tax rate was 23.7% in 2010 and 23.4% in 2011. See Note 40 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Income

Due to the factors described above, our net income in 2011 was (Won)2,433 billion, compared to (Won)1,601 billion in 2010.

Results by Principal Business Segment

We compile and analyze financial information for our business segments based upon segment information used by our management for the purposes of resource allocation and performance evaluation. Under IFRS as issued by the IASB, we have five operational business segments: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities and other operations. Segment information appearing below for each of Woori Bank, Kyongnam Bank and Kwangju Bank includes their respective credit card operations.

The following table shows, for the periods indicated, our results of operations by segment:

	Net income(1) Year ended December 31,				Total operating income(2) Year ended December 31,
	2010		2011		2010		2011
	(in billions of Won)
Woori Bank	(Won)	1,262	(Won)	2,069	(Won)	1,498	(Won)	2,683
Kyongnam Bank		183		196		241		255
Kwangju Bank		124		136		166		176
Woori Investment & Securities		238		198		315		213
Other		244		339		260		387

Total(3)	(Won)	2,051	(Won)	2,938	(Won)	2,479	(Won)	3,714

(1)	After reflecting the share of profits of jointly controlled entities and associates and income tax expense.
(2)	Comprises net interest income, net non-interest income, administrative expenses and impairment loss on credit losses.
(3)	Before adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Comparison of 2011 to 2010

Woori Bank

Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea.

	Year ended December 31,				Percentage Change
	2010		2011
	(in billions of Won)				(%)
Income statement data
Interest income	(Won)	10,981	(Won)	11,659	6.2%
Interest expense		5,954		5,934	(0.3)

Net interest income		5,027		5,725	13.9

Non-interest income		16,248		16,611	2.2
Non-interest expense		14,954		15,137	1.2

Net non-interest income		1,294		1,474	13.9

Administrative expenses		2,263		2,553	12.8
Impairment loss on credit loss		2,560		1,963	(23.3)

Total other expenses		4,823		4,516	(6.4)

Operating Income		1,498		2,683	79.1

Share of profits of jointly controlled entities and associates		39		(24)	(161.5	)(1)
Net income before tax		1,537		2,659	73.0

Income tax expense (benefit)		275		590	114.6

Net income	(Won)	1,262	(Won)	2,069	64.0

Controlling interest		1,261		2,068	64.0
Noncontrolling interest		1		1	—

(1)	N/M = not meaningful.

Our net income before tax for this segment increased 73.0% from (Won)1,537 billion in 2010 to (Won)2,659 billion in 2011. Net income after tax also increased 64.0% from (Won)1,262 billion in 2011 to (Won)2,069 billion in 2011.

Interest income from our Woori Bank operations increased 6.2% from (Won)10,981 billion in 2010 to (Won)11,659 billion in 2011, primarily due to an increase in average yields on interest-earning assets, which was enhanced by an overall increase in the average balance of interest-earning assets. The increase in average yields on interest-earning assets was attributable mainly to the higher interest rate environment in Korea. The average volume of Woori Bank’s loans on a consolidated basis increased 2.6% from (Won)172,530 billion in 2010 to (Won)177,102 billion in 2011, primarily as a result of an increase in Woori Bank’s lending to consumers and large corporate borrowers.

Interest expense decreased 0.3% from (Won)5,954 billion in 2010 to (Won)5,934 billion in 2011. The decrease in interest expense was primarily due to a decrease in the average cost of interest-bearing liabilities, resulting mainly from the maturity and repayment of higher interest rate debentures previously issued by Woori Bank. This decrease was partially offset by a 2.3% increase in the average volume of interest-bearing liabilities from (Won)209,873 billion in 2010 to (Won)214,668 billion in 2011, which was mainly attributable to an increase in the average volume of time and savings deposits, reflecting customers’ continuing preference for low-risk financial products and institutions in light of the volatility in financial markets in 2011.

Impairment loss on credit loss decreased 23.3% from (Won)2,560 billion in 2010 to (Won)1,963 billion in 2011. The decrease was primarily due to higher bad debt expenses resulting from increased loan loss provisioning by Woori Bank in connection with the restructuring (in the form of workout, liquidation or court receivership) in 2010 of 65 companies selected by it and various other Korean financial institutions, which were not repeated in 2011.

Non-interest income increased 2.2% from (Won)16,248 billion in 2010 to (Won)16,611 billion in 2011, primarily due to an increase in gains on transaction of foreign exchange, which mainly reflected increased volatility.

Non-interest expense increased 1.2% from (Won)14,954 billion in 2010 to (Won)15,137 billion in 2011, primarily as a result of an increase in losses on transaction of foreign exchange, which mainly reflected increased volatility.

Administrative expenses increased 12.8% from (Won)2,263 billion in 2010 to (Won)2,553 billion in 2011, primarily due to an increase in short term employee benefits.

Kyongnam Bank

Kyongnam Bank is a regional commercial bank that provides financial services in Changwon and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises.

	Year ended December 31,				Percentage Change
	2010		2011
	(in billions of Won)				(%)
Income statement data
Interest income	(Won)	1,168	(Won)	1,295	10.9%
Interest expense		541		612	13.1

Net interest income		627		683	8.9

Non-interest income		519		421	(18.9)
Non-interest expense		465		422	(9.3)

Net non-interest income		54		(1)	N/M (1)

Administrative expenses		236		274	16.1
Impairment loss on credit loss		204		153	(25.0)

Total other expenses		440		427	3.0

Operating Income		241		255	5.8

Share of profits of jointly controlled entities and associates		—		—	—
Net income before tax		241		255	5.8

Income tax expense (benefit)		58		59	1.7

Net income	(Won)	183	(Won)	196	7.1

Controlling interest		183		196	7.1
Noncontrolling interest		—		—	—

(1)	N/M = not meaningful.

Our net income before tax for this segment increased 5.8% from (Won)241 billion in 2010 to (Won)255 billion in 2011. Net income after tax also increased 7.1% from (Won)183 billion in 2010 to (Won)196 billion in 2011.

Interest income from our Kyongnam Bank operations increased 10.9% from (Won)1,168 billion in 2010 to (Won)1,295 billion in 2011, primarily due to an increase in average lending volumes, which was enhanced by an overall increase in average yields on interest-earning assets, resulting from the general increase in market interest rates. The average volume of Kyongnam Bank’s loans increased 11.5% from (Won)16,061 billion in 2010 to (Won)17,912 billion in 2011, primarily due to an increase in the average volume of mortgage loans, which reflected a rising real estate market in certain parts of South Kyongsang province, and loans to small- and medium-sized enterprises, reflecting increased demand for such loans in the southeastern part of Korea.

Interest expense increased 13.1% from (Won)541 billion in 2010 to (Won)612 billion in 2011. The increase in interest expense resulted principally from a 12.8% increase in the average volume of deposits from (Won)14,611 billion in 2010 to (Won)16,486 billion in 2011, primarily as a result of increased demand for deposit products as well as Kyongnam Bank’s focus on the marketing of its deposit products. This increase was enhanced by an increase in the average cost of interest-bearing liabilities due to the higher interest rate environment.

Impairment loss on credit loss decreased 25.0% from (Won)204 billion in 2010 to (Won)153 billion in 2011 as higher bad debt expenses resulting from increased loan loss provisioning by Kyongnam Bank in connection with the restructuring (in the form of workout, liquidation or court receivership) in 2010 of 65 companies selected by it and various other Korean financial institutions were not repeated in 2011.

Non-interest income decreased 18.9% from (Won)519 billion in 2010 to (Won)421 billion in 2011, primarily due to a decrease in gains on transaction of foreign exchange.

Non-interest expense decreased 9.3% from (Won)465 billion in 2010 to (Won)423 billion in 2011, primarily due to a decrease in other provisions (particularly provisions for litigation) in 2011 compared 2010.

Administrative expenses increased 16.1% from (Won)236 billion in 2010 to (Won)274 billion in 2011, primarily due to an increase in short term employee benefits.

Kwangju Bank

Kwangju Bank is a regional bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers.

	Year ended December 31,				Percentage change
	2010		2011
	(in billions of Won)				(%)
Income statement data
Interest income	(Won)	907	(Won)	950	4.7%
Interest expense		439		450	2.5

Net interest income		468		500	6.8

Non-interest income		254		166	(34.6)
Non-interest expense		234		158	(32.5)

Net non-interest income		20		8	60.0

Administrative expenses		195		224	14.9
Impairment loss on credit loss		128		108	(15.6)

Total other expenses		323		332	2.8

Operating Income		165		176	6.7

Share of profits of jointly controlled entities and associates		—		—	—
Net income before taxes		165		176	6.7

Income tax expense (benefit)		41		40	(2.4)

Net income	(Won)	124	(Won)	136	9.7

Controlling interest		124		136	9.7
Noncontrolling interest		—		—	—

Our net income before tax for this segment increased 6.7% from (Won)165 billion in 2010 to (Won)176 billion in 2011. Net income after tax also increased 9.7% from (Won)124 billion in 2010 to (Won)136 billion in 2011.

Interest income from our Kwangju Bank operations increased 4.7% from (Won)907 billion in 2010 to (Won)950 billion in 2011, primarily due to an increase in average lending volumes. The average volume of Kwangju Bank’s loans increased 5.0% from (Won)11,180 billion in 2010 to (Won)11,740 billion in 2011, primarily due to an increase in the average volume of loans to small- and medium-sized enterprises, reflecting increased demand for such loans.

Interest expense increased 2.5% from (Won)439 billion in 2010 to (Won)450 billion in 2011. The increase in interest expense resulted principally from a 3.3% increase in the average volume of deposits from (Won)11,392 billion in 2010 to (Won)11,773 billion in 2011, primarily as a result of increased demand for deposit products as well as Kwangju Bank’s continuing marketing efforts for such products. This increase was partially offset by a decrease in the average cost of interest-bearing liabilities, mainly due to the combined effect of an increase in the proportion of relatively lower-cost borrowings and a decrease in the proportion of relatively higher-cost certificates of deposit and debentures in Kwangju Bank’s portfolio of interest-bearing liabilities.

Impairment loss on credit loss decreased 15.6% from (Won)128 billion in 2010 to (Won)108 billion in 2011 as higher bad debt expenses resulting from increased loan loss provisioning by Kwangju Bank in connection with the restructuring (in the form of workout, liquidation or court receivership) in 2010 of 65 companies selected by it and various other Korean financial institutions were not repeated in 2011.

Non-interest income decreased 34.6% from (Won)254 billion in 2010 to (Won)166 billion in 2011, primarily due to a decrease in gains on transaction of foreign exchange.

Non-interest expense decreased 32.5% from (Won)234 billion in 2010 to (Won)158 billion in 2011, primarily due to a decrease in losses on transaction and valuation of derivatives.

Administrative expenses increased 14.9% from (Won)195 billion in 2010 to (Won)224 billion in 2011, primarily due to an increase in short term employee benefits.

Woori Investment & Securities

Woori Investment & Securities is engaged in securities brokerage, investment banking, securities investment and trading and other capital markets activities. We currently hold a 37.9% voting interest in Woori Investment & Securities. Woori Investment & Securities is accounted for as a consolidated subsidiary under IFRS as issued by the IASB.

	Year ended December 31,				Percentage change
	2010		2011
	(in billions of Won)				(%)
Income statement data
Interest income	(Won)	620	(Won)	662	6.8%
Interest expense		270		330	22.2

Net interest income		350		332	(5.1)

Non-interest income		3,165		3,218	1.7
Non-interest expense		2,673		2,760	3.3

Net non-interest income		492		458	(6.9)

Administrative expenses		530		570	7.5
Impairment loss on credit loss		(3)		7	N/M (1)

Total other expenses		527		577	9.5

Operating Income		315		213	(32.4)

Share of profits of jointly controlled entities and associates		(10)		43	N/M (1)
Net income before taxes		305		256	(16.1)

Income tax expense (benefit)		67		58	(13.4)

Net income	(Won)	238	(Won)	198	(16.8)

Controlling interest		250		165	(34.0)
Noncontrolling interest		(12)		33	N/M (1)

(1)	N/M = not meaningful.

Our net income before tax for this segment decreased 16.1% from (Won)305 billion in 2010 to (Won)256 billion in 2011. Net income after tax also decreased 16.8% from (Won)238 billion in 2010 to (Won)198 billion in 2011.

Interest income for this segment increased 6.8% from (Won)620 billion in 2010 to (Won)662 billion in 2011, principally as a result of an increase in interest income from brokerage transactions on credit and an increase in the average volume of securities purchased under resale agreements.

Interest expense increased 22.2% from (Won)270 billion in 2010 to (Won)330 billion in 2011, primarily as a result of an increase in the average volume of borrowings in local currency to fund brokerage transactions on credit.

Impairment loss on credit loss for this segment was (Won)7 billion in 2011 compared to a net reversal of (Won)3 billion in 2010, primarily as a result of an increase in write-offs of Woori Investment & Securities’ holdings of debt securities in 2011.

Non-interest income, which includes commission income from Woori Investment & Securities’ brokerage operations, increased 1.7% from (Won)3,165 billion in 2010 to (Won)3,218 billion in 2011, mainly due to an increase in gain on valuation of derivatives, which reflected increased interest rate volatility in 2011.

Non-interest expense increased 3.3% from (Won)2,673 billion in 2010 to (Won)2,760 billion in 2011, primarily as a result of an increase in loss on transaction and valuation of derivatives, which mainly reflected increased foreign exchange and interest rate volatility.

Administrative expenses increased 7.5% from (Won)530 billion in 2010 to (Won)570 billion in 2011, primarily due to an increase in fees paid to various outside service providers.

Other Operations

Other operations include the operations of Woori Finance Holdings and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2011 except Woori Bank, Kyongnam Bank and Kwangju Bank and Woori Investment & Securities, including principally Woori FIS, Woori F&I, Woori Asset Management, Woori Private Equity, Woori Financial, Woori FG Savings Bank (which was established in March 2011 to acquire certain assets and assume certain liabilities of Samhwa Mutual Savings Bank), and a number of other smaller subsidiaries, none of which constituted a separate reportable segment.

	Year ended December 31,				Percentage change
	2010		2011
	(in billions of Won)				(%)
Income statement data
Interest income	(Won)	418	(Won)	511	22.2%
Interest expense		499		507	1.6

Net interest income		(81)		5	N/M	(1)

Non-interest income		1,027		1,332	29.7
Non-interest expense		182		293	61.0

Net non-interest income		845		1,039	23.0

Administrative expenses		379		450	18.7
Impairment loss on credit loss		125		206	64.8

Total other expenses		504		656	30.2

Operating Income		260		387	48.8

Share of profits of jointly controlled entities and associates		2		(24)	N/M
Net income before taxes		262		363	38.5

Income tax expense (benefit)		18		24	33.3

Net income	(Won)	244	(Won)	339	38.9

Controlling interest		265		368	38.9
Noncontrolling interest		(21)		(29)	N/M	(1)

(1)	N/M = not meaningful.

Our net income before tax for this segment increased 38.5% from (Won)262 billion in 2010 to (Won)363 billion in 2011. Net income after tax also increased 38.9% from (Won)244 billion in 2010 to (Won)339 billion in 2011.

Interest income for this segment increased 22.2% from (Won)418 billion in 2010 to (Won)511 billion in 2011, principally due to the addition of Woori FG Savings Bank as our consolidated subsidiary in March 2011 and an increase in the average volume of loans by Woori Financial, which were partially offset by a decrease in average yields on corporate loans by Woori Financial resulting from a deterioration in the asset quality of Woori Financial’s loan portfolio.

Interest expense increased 1.6% from (Won)499 billion in 2010 to (Won)507 billion in 2011, primarily due to the addition of Woori FG Savings Bank as our consolidated subsidiary in March 2011 and an increase in the average volume of debentures issued by Woori Financial, which were partially offset by a decrease in the average cost of such debentures.

Impairment loss on credit loss increased 64.8% from (Won)125 billion in 2010 to (Won)206 billion in 2011. This increase was primarily as a result of the addition of Woori FG Savings Bank as our consolidated subsidiary in March 2011.

Non-interest income increased 29.7% from (Won)1,027 billion in 2010 to (Won)1,332 billion in 2011, mainly due to an increase in gain on transaction of derivatives by Woori Private Equity and dividends we received from our consolidated subsidiaries, which dividends are eliminated in our consolidated statement of comprehensive income.

Non-interest expense increased 61.0% from (Won)182 billion in 2010 to (Won)293 billion in 2011, primarily as a result of an increase in loss on transaction of derivatives by Woori Private Equity.

Administrative expenses increased 18.7% from (Won)379 billion in 2010 to (Won)450 billion in 2011, primarily due to an increase in short term employee benefits.

Item 5B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,				Percentage change
	2010		2011
	(in billions of Won)				(%)
Cash and cash equivalents	(Won)	4,871	(Won)	6,417	31.7%
Financial assets at fair value through profit or loss		22,184		25,600	15.4
Available-for-sale financial assets		21,998		19,672	(10.6)
Held-to-maturity financial assets		19,886		20,036	0.8
Loans and receivables:
Due from banks		11,894		15,348	29.0
Loans in local currency		160,380		171,590	7.0
Loans in foreign currencies		13,459		13,244	(1.6)
Domestic banker’s letter of credit		4,339		5,423	25.0
Credit card accounts		4,357		4,592	5.4
Bills bought in local currency		424		661	55.9
Bills bought in foreign currencies		5,148		5,672	10.2
Factoring receivables		114		276	142.1
Advances for customers on guarantees		306		42	(86.3)
Privately placed bonds		2,621		1,738	(33.7)
Loans to be converted to equity securities		2		2	—
Finance leases		632		662	4.7
Loans for installment		1,130		1,535	35.8
Securitized loans		1,230		1,614	31.2
Loans secured by securities		1,207		1,181	(2.2)
Call loans		3,717		3,432	(7.7)
Bonds purchased under resale agreements		2,005		749	(62.6)
Other loans		221		226	2.3
Other receivables		8,523		11,211	31.5

		221,709		239,198	7.9
Less:
Provision for credit losses		4,917		4,038	(17.9)

Total loans and receivables, net		216,792		235,160	8.5
Premises and equipment, net		3,097		3,135	1.2
Other assets(1)		2,349		2,772	18.0

Total assets	(Won)	291,177	(Won)	312,792	7.4%

(1)	Includes investments in jointly controlled entities and associates, investment properties, intangible assets and goodwill, current tax assets, deferred tax assets, derivative assets, assets held for sale and other assets.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2011 to 2010

Our total assets increased 7.4% from (Won)291,177 billion as of December 31, 2010 to (Won)312,792 billion as of December 31, 2011, principally due to a 7.0% increase in loans in local currency from (Won)160,380 billion as of December 31, 2010 to (Won)171,590 billion as of December 31, 2011, a 29.0% increase in due from banks from (Won)11,894 billion as of December 31, 2010 to (Won)15,348 billion as of December 31, 2011 and a 15.4% increase in financial assets at fair value through profit and loss from (Won)22,184 billion as of December 31, 2010 to (Won)25,600 billion as of December 31, 2011. The effect of these increases was partially offset by a 10.6% decrease in available-for-sale financial assets from (Won)21,998 billion as of December 31, 2010 to (Won)19,672 billion as of December 31, 2011 and a 62.6% decrease in bonds purchased under resale agreements from (Won)2,005 billion as of December 31, 2010 to (Won)749 billion as of December 31, 2011.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,				Percentage change
	2010		2011
	(in billions of Won)				(%)
Liabilities:
Financial liabilities at fair value through profit or loss	(Won)	8,838	(Won)	9,622	8.9%
Deposits due to customers		185,428		195,930	5.7
Borrowings		34,266		34,667	1.2
Debentures		29,111		29,266	0.5
Provisions		761		892	17.2
Other financial liabilities		11,648		19,084	63.8
Other liabilities(1)		861		1,257	46.0

Total liabilities		270,913		290,718	7.3

Equity:
Capital stock		4,030		4,030	—
Hybrid securities		—		309	N/M (2)
Capital surplus		180		176	(2.2)
Other equity		1,002		587	(41.4)
Retained earnings		10,489		12,423	18.4

Controlling interests		15,701		17,525	(11.6)

Non-controlling interests		4,563		4,549	(0.3)

Total equity		20,264		22,074	8.9

Total liabilities and equity	(Won)	291,177	(Won)	312,792	7.4%

(1)	Includes retirement benefit obligations, current tax liabilities, deferred tax liabilities, derivative liabilities and other liabilities.
(2)	N/M = not meaningful.

For further information on our liabilities, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2011 to 2010

Our total liabilities increased 7.3% from (Won)270,913 billion as of December 31, 2010 to (Won)290,718 billion as of December 31, 2011. The increase was primarily due to increases in deposits due to customers and other financial liabilities. Our deposits due to customers increased 5.7% from (Won)185,428 billion as of December 31, 2010 to (Won)195,930 billion as of December 31, 2011, mainly as a result of an increase in time deposits in local currency. Our other financial liabilities increased 63.8% from (Won)11,648 billion as of December 31, 2010 to (Won)19,084 billion as of December 31, 2011, principally due to a 105.5% increase in accounts payable from (Won)3,616 billion as of December 31, 2010 to (Won)7,431 billion as of December 31.

Our total owners’ equity increased by 8.9% from (Won)20,264 billion as of December 31, 2010 to (Won)22,074 billion as of December 31, 2011. This increase resulted principally from an increase in our retained earnings, which was attributable to the net income we generated in 2011.

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to (Won)185,428 billion as of December 31, 2010 and (Won)195,930 billion as of December 31, 2011, which represented approximately 73.0% and 73.7% of our total funding, respectively. We have been able to use increases in customer deposits in recent years to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through borrowings and debentures to meet our liquidity needs. Borrowings represented 14.9% and 15.1% of our total funding as of December 31, 2010 and 2011, respectively. Debentures represented 12.1% and 11.1% of our total funding as of December 31, 2010 and 2011, respectively. For further information on our sources of funding, see “Item 4B. Business Overview—Assets and Liabilities—Funding.

Our liquidity risks arise from withdrawals of deposits and maturities of our borrowings and debentures, as well as our need to fund our lending, trading and investment activities and to manage our trading positions. Our goal in managing our liquidity is to be able, even under adverse conditions, to meet all of our liability repayments on time and to fund all investment opportunities. For a discussion of how we manage our liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk Management.”

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

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. We received aggregate dividends from our subsidiaries of (Won)407 billion for 2010 and (Won)516 billion for 2011. See “Item 3D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2011:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Contractual obligations
Borrowing obligations(1)	(Won)	43,285	(Won)	30,471	(Won)	3,338	(Won)	1,555	(Won)	7,921
Debenture obligations(1)		32,621		10,523		12,959		6,557		2,581
Deposits(2)(3)		124,079		116,871		4,460		817		1,932
Capital (finance) lease obligations		83		34		34		15		—
Operating lease obligations		26		7		11		5		3
Purchase obligations		282		53		92		91		46
Employee severance plan obligations		2,247		2		4		41		2,200

Total	(Won)	202,623	(Won)	157,961	(Won)	20,898	(Won)	9,081	(Won)	14,683

(1)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings and debentures as of December 31, 2011. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2011.

(2)	Comprising certificates of deposit, other time deposits and installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid for 2011 for each deposit product category and their scheduled contractual maturities.

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

The following table sets forth our off-balance sheet commitments as of the dates indicated:

	As of December 31,
	2010		2011
	(in billions of Won)
Confirmed guarantees	(Won)	10,246	(Won)	11,571
Debenture issuance		42		0
Loans		177		291
Acceptances		771		840
Acceptances of imported goods		133		142
Others		9,123		10,298
Unconfirmed guarantees		10,146		8,973
Local letters of credit		963		1,003
Import letters of credit		5,505		4,837
Others		3,679		3,133
Commercial paper purchase commitments and others		4,617		6,158
Loan commitments and others		93,248		97,556
Loans		82,941		88,401
Others		10,307		9,155

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish provisions for possible losses in a manner similar to provisions that we would establish with respect to a loan granted under the terms of the applicable commitment. These provisions are reflected as provisions in our statement of financial position. As of December 31, 2011, we had established provisions for possible losses of (Won)599 billion with respect to our credit-related commitments.

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

The following tables set forth a summary of the capital and capital adequacy ratios of Woori Bank, our principal banking subsidiary, and the capital adequacy ratios of Kyongnam Bank and Kwangju Bank, as of December 31, 2011 based on IFRS as issued by the IASB and regulatory reporting standards:

	As of December 31, 2011
	(in billions of Won)
Woori Bank
Tier I capital
Paid-in capital	(Won)	3,830
Hybrid		1,682
Capital reserves		812
Retained earnings		9,403
Minority interests in consolidated subsidiaries		8
Consolidated adjustment credit/debit		—
Others		(673)

Total Tier I capital		15,062
Tier II capital
Revaluation reserves		550
Provisions for credit loss(1)		1,139
Subordinated debt(2)		2,432
Valuation gain on investment financial assets		161
Others		(14)
Total Tier II capital		4,268

Investment in jointly controlled entities and associates and other deduction items(3)		—

Total core and supplementary capital	(Won)	19,330

Risk-weighted assets
Credit risk-weighted assets	(Won)	130,992
Market risk-weighted assets		1,374
Operational risk-weighted assets		7,924

Total risk-weighted assets		140,290
Risk-weighted assets for required capital adjustment(4)		—

Total adjusted risk-weighted assets	(Won)	140,290
Tier I capital ratio		10.74%
Tier II capital ratio		3.04%
Capital adequacy ratio		13.78%

(1)

Provisions for credit losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent such allowances represent up to 1.25% of risk-weighted assets.

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

	Kyongnam Bank	Kwangju Bank
As of December 31, 2011
Tier I capital ratio	9.17%	8.68%
Tier II capital ratio	4.10	5.12
Capital adequacy ratio	13.28	13.80

The following tables set forth a summary of the capital and capital adequacy ratios of Woori Bank and the capital adequacy ratios of Kyongnam Bank and Kwangju Bank, as of December 31, 2010 based on generally accepted accounting principles in Korea and regulatory reporting standards:

	As of December 31, 2010
	(in billions of Won)
Woori Bank
Tier I capital
Paid-in capital	(Won)	3,830
Hybrid		2,394
Capital reserves		812
Retained earnings		8,713
Minority interests in consolidated subsidiaries		7
Consolidated adjustment credit/debit		—
Others		(705)

Total Tier I capital		15,051
Tier II capital
Revaluation reserves
Provisions for credit loss(1)		820
Subordinated debt(2)		3,241
Valuation gain on investment financial assets		324
Others		(98)
Total Tier II capital		4,287

Investment in jointly controlled entities and associates and other deduction items(3)		—

Total core and supplementary capital	(Won)	19,338
Risk-weighted assets
Credit risk-weighted assets	(Won)	123,370
Market risk-weighted assets		1,257
Operational risk-weighted assets		7,371

Total risk-weighted assets		131,998
Risk-weighted assets for required capital adjustment(4)		—

Total adjusted risk-weighted assets		—
	(Won)	131,998
Tier I capital ratio		11.40%
Tier II capital ratio		3.25%
Capital adequacy ratio		14.65%

(1)

Provisions for credit losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent such allowances represent up to 1.25% of risk-weighted assets.

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

Basel II, which builds upon the initial Basel Capital Accord of 1988, focuses its attention on risk assessment and credit risk in particular. Basel II instituted new measures that require our commercial banking subsidiaries to:

•	take into account individual borrower credit when calculating their risk-weighted assets, unlike in the past; and

•	quantify their operational risk to include explicit capital requirements in their financial statements.

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating capital requirements. Woori Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more stringent in terms of calculating risk sensitivity with respect to its capital requirements. Kyongnam Bank has also begun following an internal ratings-based approach from September 2011, while Kwangju Bank plans to do the same in the near future. For regulatory reporting purposes, from September 30, 2008, Woori Bank has implemented its internal ratings-based approach for credit risk, beginning with its credit risk with respect to retail, small- and medium-size enterprises and large corporate loans and asset-backed securities portfolios, and plans to further implement its internal ratings-based approach to its specialized lending portfolio upon approval by the Financial Supervisory Service. A standardized approach will be used in measuring credit risk for those classes of exposure for which Woori Bank’s internal ratings-based approach has not yet been implemented, as well as for certain classes of exposure (including those to the Korean government, public institutions and other banks) for which the internal ratings-based approach will not be applied. Woori Bank plans to implement an “advanced internal ratings-based approach” for credit risk in the near future. Woori Bank also implemented a standardized approach for operational risk beginning on January 1, 2008, and implemented an “advanced measurement approach” for operational risk in June 2009. While we believe that Woori Bank’s implementation of an internal ratings-based approach in 2008 has increased its capital adequacy ratio and led to a decrease in its credit risk-related capital requirements as compared to those under its previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in Woori Bank’s credit risk capital requirements in the future, which may require it to either improve its asset quality or raise additional capital.

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision is expected to begin implementing the new set of measures, referred to as Basel III, from 2013. In Korea, Basel III is expected to be implemented in stages from 2013 to 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including our commercial banking subsidiaries.

Beginning in 2007, under the new capital adequacy requirements of the Financial Services Commission applicable from such year, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8.0%. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with Financial Services Commission requirements that have been formulated based on Bank of International Settlements standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of Tier I capital, Tier II capital and Tier III capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies). “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2011, based on applicable IFRS and regulatory reporting standards:

	As of December 31, 2011
	(in billions of Won)
Risk-weighted assets	(Won)	208,069
Equity capital		25,669
Consolidated risk-based capital adequacy ratio		12.34%

Recent Accounting Pronouncements

See Note 2 of the notes to our consolidated financial statements for a description of recent accounting pronouncements under IFRS as issued by the IASB that have been issued but are not yet effective.

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

Standing Director

Our standing director is as follows:

Name	Age	Position	Director Since
Pal Seung Lee	68	Chairman and Chief Executive Officer	June 27, 2008

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

Our outside directors are as follows:

Name	Age	Position	Director Since	Year Term Ends(1)
Hyung-Goo Lee	49	Outside Director	March 30, 2012	2014
Yong-Man Rhee	78	Outside Director	March 25, 2011	2013
John Ji Whan Park	44	Outside Director	March 25, 2011	2013
Doo-Hee Lee	55	Outside Director	March 27, 2009	2013
Hun Lee	50	Outside Director	March 27, 2009	2013
Min-Joon Bang	61	Outside Director	March 28, 2008	2013
Hi-Taek Shin	59	Outside Director	March 28, 2008	2013

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Hyung-Goo Lee was elected an outside director in March 2012. He is currently the director of the savings bank support department at the KDIC. He received a Bachelor of Law from Daegu University.

Yong-Man Rhee was elected as an outside director in March 2011. He is currently a member of the National Elders Committee of Korea, and was formerly the governor of the Bank Supervisory Service and the Minister of Finance of Korea. He received a Bachelor of Public Administration from Korea University and a Master of Public Administration from Seoul National University.

John Ji Whan Park was elected an outside director in March 2011. He is currently the representative director of Asia Evolution. He received a Bachelor of Arts in Economics from Brown University and a Master of Business Administration from Harvard University.

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

Executive Officers

In addition to the standing director who is also our executive officer, we currently have the following eight executive officers.

Name	Age	Position
Hyun Jin Jung	61	Senior Managing Director
Yang Jin Kim	57	Senior Managing Director
Byoung Yoon Jeon	58	Senior Managing Director
Rok Hwang	57	Senior Managing Director
Joon Ho Kim	59	Senior Managing Director
Hong Dall Kim	53	Managing Director
Seong Kook Jo	59	Managing Director
Chang Young Choi	55	Managing Director

Hyun Jin Jung serves as a senior managing director in charge of management planning, financial planning, financial accounting, audit and management inspection, strategic planning and global business. Prior to that, he was an executive vice president of Woori Bank. He holds a Bachelor of Business Administration from Seoul National University.

Yang Jin Kim serves as a senior managing director in charge of synergy promotion. He also serves as a deputy president of Woori Bank. Prior to that, he was an executive vice president of Woori Bank. He holds a Bachelor of Arts in Agricultural Economics from Seoul National University.

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

Joon Ho Kim serves as a senior managing director in charge of risk management. Prior to that, he was an internal auditor of the Industrial Bank of Korea. He holds a Bachelor of Business Administration from Korea University and a Master of Business Administration from Georgia State University.

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

Chang Young Choi serves as a managing director in charge of compliance. Prior to that, he was a regional sales center head of Woori Bank. He holds a Bachelor of Law from Yonsei University.

None of the executive officers is involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Item 6B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2011 to our chairman and chief executive officer, our outside directors and our other executive officers was (Won)3,197 million. In 2011, we recorded additional provisions of (Won)419 million for allowances for severance and retirement benefits for those directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

In 2011, we did not grant any stock options and, accordingly, did not recognize any compensation expense for stock options granted under our stock option plan. As of the date of this annual report, we do not have any stock options outstanding.

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

Business Development and Compensation Committee

This committee consists of four outside directors: Yong-Man Rhee, Min-Joon Bang, Doo-Hee Lee and John Ji Whan Park. The chairman is Yong-Man Rhee. It is responsible for all matters relating to the following:

•	management’s performance in developing our business;

•	setting goals and targets with respect to and evaluating executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every six months.

Risk Management Committee

This committee consists of one standing director, one financial officer and four outside directors: Pal Seung Lee, Hyung-Goo Lee, Min-Joon Bang, Hun Lee and John Ji Whan Park. The chairman is Pal Seung Lee. It oversees and makes determinations on all issues relating to our group-wide, standardized risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset and liability management. The major roles of the Group Risk Management Committee include:

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

Audit Committee

This committee consists of five outside directors: Yong-Man Rhee, Hyung-Goo Lee, Hun Lee, Hi-Taek Shin and Doo-Hee Lee. The chairman is Hi-Taek Shin. It reviews all audit and compliance-related matters and makes recommendations to our board. This committee also is responsible for the following:

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

Ethics Committee

This committee consists of one standing director and four outside directors: Pal Seung Lee, Min-Joon Bang, Hyung-Goo Lee, Hun Lee and John Ji Whan Park. The chairman is Min-Joon Bang. It is responsible for the following:

•	implementing our code of ethics and amending it when necessary;

•	managing our ethics policies, including developing procedures and standards of conduct to ensure compliance; and

•	evaluating our performance under our code of ethics.

This committee holds regular meetings every year.

Outside Directors Recommendation Committee

This committee consists of one standing director and five outside directors: Pal Seung Lee, Hyung-Goo Lee, John Ji Whan Park, Doo-Hee Lee, Hi-Taek Shin and Hun Lee. The chairman is Doo-Hee Lee. It is responsible for the following:

•	searching for potential outside director candidates; and

•	reviewing and nominating outside director candidates.

This committee holds meetings when an outside director needs to be appointed.

MOU Evaluation Committee

This committee consists of the entire board of directors: Pal Seung Lee, Yong-Man Rhee, Hyung-Goo Lee, John Ji Whan Park, Doo-Hee Lee, Hun-Lee, Min-Joon Bang and Hi-Taek Shin. The chairman is Pal Seung Lee. It is responsible for the following:

•	evaluating MOU target attainment performances of us and our subsidiaries; and

•	overseeing and managing the MOU steering committee.

This committee holds regular meetings every three months.

Audit Committee Member Candidate Recommendation Committee

This committee, which was first formed in January 2008, consists of seven outside directors: Yong-Man Rhee, Hyung-Goo Lee, John Ji Whan Park, Doo-Hee Lee, Hun Lee, Min-Joon Bang and Hi-Taek Shin. The chairman is Doo-Hee Lee. This committee holds meetings when an audit committee member needs to be appointed.

Item 6D.	Employees

As of December 31, 2011, we had a total of 171 full-time employees, including nine officers, at our financial holding company. The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

	As of December 31,
	2009	2010	2011
Full-time employees	21,108	21,483	22,163
Contractual employees	4,133	4,255	4,983

Total	25,241	25,738	27,146

At the holding company level, our employees do not currently have a union and none of such employees are members of an outside labor union. At each of our subsidiaries, our employees have a labor union, and approximately 63.0% of the employees of our subsidiaries are members of the Korea Financial Industry Union or other labor unions. Since we were established in April 2001, neither we nor any of our subsidiaries has had any significant labor disputes, although we have made certain concessions to our labor unions. See “Item 3D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize and integrate our operations.” We have placed a high priority on our relationship with our employees and on maintaining an atmosphere of trust and cooperation between our labor and management.

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

In accordance with our internal policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of their employment, to receive a lump sum severance payment based upon the length of their service and the rate of pay at the time of termination. Such employees are entitled to receive a lump-sum equivalent to the average of 30 days’ pay for each year of service. We measure such accrued severance benefits using the projected unit method, which takes into account projected increases in earnings based on actuarial assumptions to provide an estimate of the future cash flows that will arise under the plan liabilities. As of December 31, 2011, accrued severance benefits were (Won)366 billion, which represented 100% of the amount required under Financial Services Commission guidelines. As of December 31, 2011, approximately 67.2% of accrued severance benefits were deposited with insurance companies and other banks. Under Korean law, we may not terminate full time employees except under certain circumstances.

In 2010 and 2011 we paid (Won)14 billion and (Won)35 billion, respectively, for the training of our employees in specialist areas by local and foreign training institutes.

Item 6E.	Share Ownership

Common Stock

As of April 20, 2012, the persons who are currently our directors or executive officers, as a group, held an aggregate of 68,500 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of April 20, 2012.

Name of Executive Officer or Director	Number of Shares of Common Stock
Pal Seung Lee	68,500

Total	68,500

Stock Options

As of December 31, 2011, our directors and executive officers did not hold any stock options. As of the date of this annual report, we do not have any stock options outstanding.

Item 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at April 20, 2012 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock	Percentage of Total Shares on a Fully Diluted Basis
KDIC	459,198,609	56.97	56.97

As of April 20, 2012, our chairman and chief executive officer owned 68,500 shares of our common stock. None of our executive officers (excluding our chairman and chief executive officer) and our outside directors owned any shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of April 20, 2012.

Item 7B.	Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which as of April 20, 2012 owned 56.97% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4B. Business Overview—Assets and Liabilities.”

We and our subsidiaries have entered into memoranda of understanding with the KDIC, under which we and our subsidiaries must meet business normalization targets or specific financial targets, or the KDIC has the right to impose sanctions on our directors or employees or to require us or our subsidiaries to take certain actions. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” In addition, as of December 31, 2011, we owned (Won)953 billion of debentures issued by the KDIC, representing 1.6% of our investment securities.

In 2008, we entered into three loan agreements with Woori Financial, our subsidiary, to lend an aggregate of (Won)170 billion. As of April 2, 2012, (Won)1 billion of such loans remained outstanding to Woori Financial.

As of December 31, 2011, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)1,186 million.

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

See “Item 18. Financial Statements” and pages F-1 through F-122.

Legal Proceedings

As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.

Woori Bank

Commencing in 2005, Woori Bank marketed and sold investment fund products known as the “Woori Power Income Funds,” created and managed by Woori Asset Management, to customers in Korea. The funds have experienced significant declines in value, principally as a result of investments made in securities and derivative instruments of troubled financial institutions in the U.S. and elsewhere. In November 2008, in response to complaints filed by customers who suffered losses as a result of their investment in these products, the Financial Supervisory Service ruled that Woori Bank should compensate such customers for 30% to 50% of the investment losses they suffered due to its failure to adequately disclose the risks associated with an investment in the products. However, certain customers who invested in these products through Woori Bank have opted to instead file lawsuits against Woori Bank based on its alleged failure to adequately disclose such risks, in order to obtain higher levels of compensation. As of April 2, 2012, nine such lawsuits were pending and the aggregate amount claimed against Woori Bank in such lawsuits was approximately (Won)7 billion. In two of such lawsuits, which were both pending before the appellate courts in Korea following appeals by both the plaintiffs and Woori Bank, the trial courts ruled that Woori Bank was liable for damages equal to approximately 20% to 40% of the losses suffered by the plaintiffs. As of the same date, three of such lawsuits were pending before the Supreme Court of Korea, two of which were appealed by the plaintiffs after the appellate courts held that the defendants (including Woori Bank) were jointly liable for damages equal to approximately 10% to 40% of the losses suffered by the plaintiffs, while one was appealed by the defendants after the appellate court held that the defendants (including Woori Bank) were liable for damages equal to approximately 70% of the losses suffered by the plaintiffs. Through April 2, 2012, the aggregate amount of compensation payments made to customers by Woori Bank in relation to such products, including payments made in accordance with the Financial Supervisory Service’s ruling as well as lawsuits filed by customers, was (Won)22 billion. In addition, certain of Woori Bank’s customers have filed lawsuits against it in connection with certain other investment fund products created and managed by Woori Asset Management and sold by Woori Bank to customers in Korea, including those which had invested in certain equity-linked securities issued by Lehman Brothers and incurred significant losses following the Lehman Brothers bankruptcy. See “—Woori Asset Management”. As of April 2, 2012, five such lawsuits were pending and the aggregate amount claimed against Woori Bank in such lawsuits was approximately (Won)17 billion. The trial court ruled for Woori Bank in one such lawsuit, which was appealed by the plaintiffs, while four lawsuits are still pending in the trial court. In 2011, the appellate court also ruled in favor of Woori Bank in the case appealed by the plaintiffs. Additional lawsuits may be filed against Woori Bank with respect to its sales of such products, and the final outcome of such litigation remains uncertain.

In 2008, certain of Woori Bank’s customers filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who purchased KIKO products from Woori Bank were required to make large payments to it. Seven companies have filed lawsuits against Woori Bank alleging that the contracts under which the relevant KIKO products were sold by Woori Bank should be nullified and that Woori Bank should return payments received thereunder. As of April 2, 2012, one such lawsuit was pending at the trial court, three were pending in the appellate court following appeals by the plaintiffs after trial court decisions in favor of Woori Bank, and one was pending at the Supreme Court of Korea following appeal by the plaintiffs after both the trial court and the appellate court ruled in favor of Woori Bank. The aggregate amount of such claims, as of April 2, 2012, was approximately (Won)48 billion, and such amount may increase as the lawsuits progress or in the event of further depreciation of the Won against the U.S. dollar. Additional lawsuits may be filed against Woori Bank with respect to KIKO products, and the final outcome of such litigation remains uncertain.

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

Kyongnam Bank

From December 2008 to April 2010, certain employees of Kyongnam Bank colluded with several other parties to engage in various fraudulent transactions ostensibly on behalf of Kyongnam Bank, including providing to certain banks and companies commitments to purchase loans, guarantees for trusts and other payment guarantees. Based on our investigation, we believe that our total potential exposure under such fraudulent transactions is approximately (Won)325 billion. A number of the counterparties to such fraudulent transactions have demanded that Kyongnam Bank fulfill its alleged obligations under such transactions but Kyongnam Bank has refused to accede to such demands. As of April 2, 2012, 20 counterparties had filed lawsuits against Kyongnam Bank with respect to such transactions. The aggregate amount claimed in such lawsuits was (Won)353 billion. Additional lawsuits may be filed against Kyongnam Bank with respect to such transactions, and the final outcome of such litigation remains uncertain. In addition, in October 2010, as a result of such fraudulent transactions and their potential impact on Kyongnam Bank, the KDIC imposed an institutional warning on Kyongnam Bank, as well as reprimands and warnings on ten former and current executive officers of Kyongnam Bank. Furthermore, in October 2010, the Financial Services Commission suspended Kyongnam Bank from accepting new specified money trust accounts for three months and imposed reprimands and warnings on 22 executive officers and employees of Kyongnam Bank in connection with the same incident, as well as ordering the dismissal of three employees who were principally involved in the incident. See “Item 3D. Risk Factors—Other risks relating to our business—Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial harm to us or our subsidiaries” and “Item 3D. Risk Factors—Risks relating to government regulation and policy—The Financial Services Commission may impose burdensome measures on us if it deems us or one of our subsidiaries to be financially unsound.”

Woori Asset Management

Commencing in 2008, certain of Woori Asset Management’s customers have filed lawsuits against it in connection with certain investment fund products created and managed by Woori Asset Management and sold to customers in Korea, including those which had invested in certain equity-linked securities issued by Lehman Brothers and incurred significant losses following the Lehman Brothers bankruptcy. Woori Bank, which sold some of such products, was also named as a defendant in certain of those lawsuits. See “—Woori Bank”. In 2011, the appellate court ruled in the favor of Woori Asset Management in one of such lawsuits, which was not appealed by the plaintiffs. As of April 2, 2012, there were nine such lawsuits pending. The trial courts ruled in favor of the plaintiffs in two of the nine pending suits, one of which remains pending before the appellate court while the other has been appealed to the Supreme Court by Woori Asset Management after a ruling in favor of the plaintiffs by the appellate court. Another lawsuit is currently pending in the appellate court following the trial court’s decision in the favor of Woori Asset Management, and six other lawsuits are currently pending before the trial courts. The aggregate amount of such claims, as of April 2, 2012 was (Won)37 billion. Additional lawsuits may be filed against Woori Asset Management with respect to its management of such products, and the final outcome of such litigation remains uncertain.

In addition, in connection with the “Woori Power Income Funds” investment fund products created and managed by Woori Asset Management and marketed and sold by Woori Bank and other financial institutions to customers in Korea, certain such customers have filed lawsuits against Woori Asset Management and, in certain of those cases, against Woori Bank as well. See “—Woori Bank.” As of April 2, 2012, 15 such lawsuits were pending against Woori Asset Management, and the aggregate amount claimed against Woori Asset Management in such lawsuits was approximately (Won)9 billion. Three of such lawsuits were pending before the Supreme Court, two of which were appealed by the plaintiffs after the appellate courts held that the defendants (including Woori Asset Management) were jointly liable for damages equal to 10% to 40% of the losses suffered by the plaintiffs, while one was appealed by the defendants after the appellate court held that the defendants (including Woori Asset Management) were liable for damages equal to 70% of the losses suffered by the plaintiffs. As of the same date, six additional suits were pending before appellate courts, four of which were as a result of the Supreme Court remanding the case to appellate courts, while the other two cases were appealed by the plaintiffs after the trial courts held that the defendants (including Woori Asset Management) were jointly liable for damages equal to 20% to 40% of the losses suffered by the plaintiffs. In addition, there were six other lawsuits pending before trial courts. Additional lawsuits may be filed against Woori Asset Management with respect to its management of such products, and the final outcome of such litigation remains uncertain.

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

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by us in respect of the years ended December 31, 2010 and 2011. The dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Common Share	Dividends Per Preferred Share	Total Amount Of Cash Dividends Paid
	(in Won)		(in millions of Won)
2010	250	—	201,503
2011	250	—	201,503

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

Market Price Information

The principal trading market for our common stock is the KRX KOSPI Market. Our common stock, which is in registered form and has a par value of (Won)5,000 per share of common stock, has been listed on the KRX KOSPI Market since June 24, 2002 under the identifying code 053000. As of the date of this annual report, we have 806,013,341 shares of common stock outstanding. Our ADSs have been listed on the New York Stock Exchange and are identified by the symbol “WF” since September 29, 2003 under the CUSIP number 981063100.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	KRX KOSPI Market			New York Stock Exchange(1)
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(in thousands of shares)			(in shares)
2007	25,800	16,500	3,320	83.79	51.71	11,033
2008	20,950	5,050	5,368	62.04	8.72	12,759
2009
First Quarter	8,770	5,770	10,051	19.29	10.56	14,764
Second Quarter	12,850	7,160	11,311	29.90	16.75	18,437
Third Quarter	16,950	10,700	5,708	43.29	25.10	7,702
Fourth Quarter	16,900	13,300	4,561	43.78	35.00	10,589
2010
First Quarter	16,800	12,950	3,680	44.10	33.05	9,320
Second Quarter	18,300	14,600	6,719	49.68	35.02	6,327
Third Quarter	15,400	13,150	3,938	38.79	33.19	4,872
Fourth Quarter	15,700	13,300	4,716	42.50	34.34	18,390
2011
First Quarter	15,900	13,450	4,498	42.9	36.3	17,911
Second Quarter	15,400	12,400	3,800	42.4	34.4	19,227
Third Quarter	14,500	8,500	3,450	41.1	22.2	10,252
Fourth Quarter	11,200	9,100	2,927	30.5	23.0	12,492
2012 (through April 20)
January	11,100	9,210	2,392	29.8	23.9	11,945
February	12,550	10,900	3,360	33.8	29.5	7,540
March	13,750	11,500	2,418	36.1	30.8	28,173
April (through April 20)	13,600	12,000	2,156	36.18	31.83	14,520

Source: KRX KOSPI Market; New York Stock Exchange.

(1)	Each ADS represents the right to receive three shares of our common stock. Trading of our ADSs on the New York Stock Exchange commenced on September 29, 2003.

Item 9B.	Plan of Distribution

Not Applicable

Item 9C.	Markets

The KRX KOSPI Market, formerly known as the Stock Market Division of the Korea Exchange, began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The KRX KOSPI Market is a membership organization consisting of most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2011, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately (Won)1,042 trillion. The average daily trading volume of equity securities for 2011 was approximately 354 million shares with an average transaction value of (Won)6,863 billion.

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

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,132.87	1,723.17	992.69	1,682.77
2010	1,681.71	2,052.97	1,548.78	2,051.00
2011	2,063.69	2,231.74	1,644.11	1,825.74
2012 (through April 20)	1,831.69	2,049.28	1,826.37	1.974.65

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(billions of (Won))		(millions of US$)(1)		(thousands of Shares)	(millions of (Won))		(thousands of US$)(1)
1982	334	(Won)	3,001	US$	4,279	9,704	(Won)	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(billions of (Won))	(millions of US$)(1)	(thousands of Shares)	(millions of (Won))	(thousands of US$)(1)
2002	683	258,681	217,379	857,245	3,041,598	2,308,789
2003	684	355,363	298,123	542,010	2,216,636	1,859,594
2004	683	412,588	398,597	372,895	2,232,108	2,156,418
2005	702	655,075	648,589	467,629	3,157,662	3,126,398
2006	731	704,588	757,621	279,096	3,435,180	3,693,742
2007	745	951,900	1,017,205	363,741	5,539,653	5,919,698
2008	763	576,888	457,122	355,205	5,189,644	4,112,238
2009	770	887,935	763,027	485,657	5,795,426	4,980,172
2010	777	1,141,885	981,254	380,859	5,619,768	4,829,224
2011	791	1,041,999	899,438	353,759	6,863.146	5,924,166
2012 (through April 20)	789	1,135,853	998,026	513,848	5,702,784	5,010,793

Source:	The KRX KOSPI Market
(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York on the last business day of the period indicated.

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

Our authorized share capital is 2,400,000,000 shares. Our articles of incorporation authorize us to issue:

•	shares of common stock, par value (Won)5,000 per share;

•	“class shares”, par value (Won)5,000 per share.

Subject to applicable laws and regulations, our articles of incorporation authorize us to issue a number of “class shares” equal to as much as one-half of all of the issued and outstanding shares.

As of the date of this annual report, 806,015,340 shares of common stock were issued and 806,013,341 shares of common stock were outstanding. Pursuant to our articles of incorporation, which was last amended on March 30, 2012, we are authorized to issue various types of “class shares”, which include shares of voting and non-voting preferred stock, convertible stock, redeemable preferred stock and hybrid securities comprising one or more elements of the foregoing types of shares. There are no class shares currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of the date of this annual report, our authorized but unissued share capital was 1,593,984,660 shares. We may issue the unissued shares without further stockholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 27 of the notes to our consolidated financial statements and “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

Our articles of incorporation allow our stockholders, by special resolution, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our stockholders at their next general meeting convened immediately after the grant date. As of December 31, 2011, our officers, directors and employees did not hold any options to purchase shares of common stock. See “Item 6E. Share Ownership.”

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

Limitation on Liability of Directors

Our articles of incorporation provide that we may, upon the resolution of the general meeting of shareholders, limit the liability of our directors (in their capacity as such) to an amount not less than six times (or three times in case of outside directors) the aggregate amount of the remuneration we paid to such directors during the most recent one-year period, provided that such limitation shall not apply with regard to any liability arising from such directors’ gross negligence, willful misconduct or violation of their duties regarding self-dealing or corporate opportunity.

Dividends and Other Distributions

Dividends.  We distribute dividends to stockholders in proportion to the number of shares of the relevant class of capital stock they own. Subject to the requirements of the Korean Commercial Code and other applicable laws and regulations, we expect to pay full annual dividends on newly issued stock for the year in which it is issued.

We declare our dividend annually at the annual general meeting of stockholders. We generally hold this meeting within three months after the end of each fiscal year. We must pay the annual dividend to the stockholders of record as of the end of the preceding fiscal year within one month after that meeting. We can distribute the annual dividend in (i) cash, (ii) shares, provided that such shares must be distributed at par value and, if the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the total annual dividend (including dividends in shares) or (iii) other forms of consideration. In addition, we may declare, and distribute in cash, interim dividends once a year pursuant to a board resolution.

Under the Korean Commercial Code and our articles of incorporation, we do not have an obligation to pay any annual or interim dividend unclaimed for five years from the payment date.

The Financial Holding Company Act and related regulations require that each time a Korean financial holding company pays an annual dividend, it must set aside in its legal reserve to stated capital an amount equal to at least one-tenth of its net income after tax until the amount set aside reaches at least the aggregate amount of its stated capital. Unless it sets aside this amount, a Korean financial holding company may not pay an annual dividend. We intend to set aside provisions for credit losses and reserves for severance pay in addition to this legal reserve.

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

Under the Financial Investment Services and Capital Markets Act, each member of our employee stock ownership association, whether or not they are stockholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2011, none of our employees owned any shares of our common stock through the employee stock ownership association.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of (Won)2 trillion, to persons other than existing stockholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing stockholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing stockholders. As of December 31, 2011, we had no convertible bonds or bonds with warrants outstanding.

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

The Korean Commercial Code and our articles of incorporation provide that an ordinary resolution may be adopted if the holders of at least a majority of those shares of common stock present or represented at a meeting approve the resolution and the majority also represents at least one-fourth of the total of our issued and outstanding shares of common stock. Holders of non-voting shares (other than enfranchised non-voting shares) are not entitled to vote on any resolution or to receive notice of any general meeting of stockholders, unless the meeting agenda includes considering a resolution on which they are entitled to vote. If our annual general meeting resolves not to pay to holders of any class shares the annual dividend determined by the board of directors when we issued those shares, those holders will be entitled to exercise voting rights from the general meeting following the meeting adopting that resolution until the end of a meeting where a resolution is passed declaring payment of a dividend on such class shares. Holders of the enfranchised class shares will have the same rights as holders of common stock to request, receive notice of, attend and vote at a general meeting of stockholders.

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

In addition, the holders of each outstanding class of our class shares must adopt a separate resolution in connection with an amendment to our articles of incorporation, any merger or consolidation or in certain other cases where their rights or interests are adversely affected. With respect to each class, holders of at least two-thirds of the class shares present or represented at a meeting must approve the adoption of that resolution, and those holders must hold class shares representing at least one-third of our total issued and outstanding class shares of the same class.

A stockholder may exercise its voting rights by proxy given to another person. The proxy must present the power of attorney before the start of the meeting.

Liquidation Rights

If we are liquidated, the assets remaining after the payment of all our debts, liquidation expenses and taxes will be distributed to stockholders in proportion to the number of shares they hold. Holders of class shares have no preferences in liquidation.

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

Rights of Dissenting Stockholders

Pursuant to the Financial Investment Services and Capital Markets Act and the Law on the Improvement of the Structure of the Financial Industry, in certain limited circumstances dissenting holders of shares of our common stock and our class shares will have the right to require us to purchase their shares. These circumstances include:

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

Our Acquisition of Our Shares.  Under the Korean Commercial Code, we may acquire shares of our own capital stock under our name and for our own account upon a resolution of the general meeting of stockholders by either (i) purchasing such shares on the applicable stock exchange with respect to marketable securities traded on such stock exchange or (ii) purchasing shares, other than any redeemable shares as defined in Article 345, Paragraph (1) of the Korean Commercial Code, from each shareholder in proportion to their existing shareholding ratio through the methods set forth in the Presidential Decree under Article 345, Paragraph (1) of the Korean Commercial Code, provided that the total purchase price may not exceed the amount of our profit that may be distributed as dividends for the immediately preceding fiscal year.

In addition, pursuant to the Financial Investment Services and Capital Markets Act and after submission of certain reports to the Financial Services Commission, we may purchase our own capital stock on the KRX

KOSPI Market or through a tender offer. We may also acquire interests in our capital stock through agreements with trust companies, securities investment companies or investment trust management companies. The aggregate purchase price of our capital stock may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year.

In general, subsidiaries of which we own 50% or more are not permitted to acquire our capital stock.

Item 10C.	Material Contracts

In connection with the receipt of public funds by us and our subsidiaries, we entered into memoranda of understanding with the KDIC. Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet financial and business targets and recapitalization goals on a semi-annual and/or quarterly basis until the end of 2012. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.”

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2010 or 2011 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2012 taxable year.

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

Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation with its head office, principal place of business or place of effective management in Korea; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Taxation of Dividends on Common Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you (whether payable in cash or in shares) at a rate of 22.0% (inclusive of local income surtax). If you are a beneficial owner of the dividends in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion on treaty benefits. If we distribute to you shares representing a transfer of earning surplus or certain capital reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

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

Taxation of Capital Gains From Transfer of Common Shares or ADSs

As a general rule, capital gains earned by non-residents upon transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (1) 11% (inclusive of local income surtax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of local income surtax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. See “—Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

Under Korean tax law, ADSs are viewed as shares of common stock for capital gains tax purposes. Accordingly, capital gains from the sale or disposition of ADSs are taxed (if such sale or disposition constitutes a taxable event) as if such gains are from the sale or disposition of the underlying common shares. Capital gains that you earn (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside of Korea will generally be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL. However, if you transfer ADSs after having converted the underlying common shares, such exemption under the STTCL will not apply and you will be required to file a corporate income tax return and pay tax in Korea with respect to any capital gains derived from such transfer unless the purchaser or a financial investment company with a brokerage license, as applicable, withholds and pays such tax.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of common shares you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the Korea Exchange or through a financial investment company with a brokerage license in Korea, the financial investment company, is required to withhold Korean tax from the sales price in an amount equal to the lower of (1) 11% (inclusive of local income surtax) of the gross realization proceeds or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of local income surtax) of the net realized gain, and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law. To obtain the benefit of an exemption from tax pursuant to an applicable tax treaty, you must submit to the purchaser or the financial investment company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, the common shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (depending on your shareholding ratio and inclusive of local income surtax) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains, subject to certain exceptions. However, under Article 17 (Investment or Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividend income or capital gains is substantially less than the tax generally imposed by the United States on corporate profits and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if you are an individual and (a) you maintain a fixed base in Korea for an aggregate of 183 days or more during a given taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for an aggregate of 183 days or more during a given taxable year.

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

Under the Securities Transaction Tax Law of Korea, depositary receipts (such as American depositary receipts evidencing the ADSs) constitute share certificates subject to the securities transaction tax. However, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq Global Market, or other qualified foreign exchanges is exempt from the securities transaction tax.

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

Non-reporting or under-reporting of securities transaction tax will generally result in penalties equal to 20% to 40% of the non-reported tax amount or 10% to 40% of under-reported tax amount. Also, a failure to timely pay securities transaction tax due will result in penalties of 10.95% per annum of the due but unpaid tax amount. The penalties are imposed on the party responsible for paying the securities transaction tax or, if such tax is required to be withheld, on the party that has the obligation to withhold.

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

In 2004, we completed the implementation of a group-wide, standardized risk management system (except with respect to credit risk management and operational and business risk management). This system has enhanced our risk management capabilities by enabling us to exchange information among our and our subsidiaries’ risk management operations. With respect to credit risk management systems, we have completed implementing standardized credit risk management systems based on Woori Bank’s system in all of our banking subsidiaries in 2007. With respect to operational risk management systems, we completed implementation of various aspects of the operational risk management system (not including the business risk management system) at Kyongnam Bank, Kwangju Bank and Woori Finance Information System (which changed its name to Woori FIS in May 2011) in 2006, and also completed the implementation of such aspects of the operational risk management system at Woori Investment & Securities by the end of 2008. Furthermore, following the global financial crisis, we undertook a group-wide review of our credit risk management procedures with outside consultants in 2009, as well as undertaking further group-wide reviews of our risk management infrastructure and systems in 2009 and 2010, in order to develop and implement various measures to further standardize and improve our risk management procedures and systems. We recently undertook additional steps to further strengthen our risk management systems, including (i) using Tier I capital as “available capital” for purposes of our risk capital allocation beginning in 2012 in anticipation of Basel III requirements, and (ii) including “stressed VaR” to our market risk capital calculations beginning in 2012 in accordance with the guidance of the Financial Supervisory Service. We use our risk management systems to manage our risks within acceptable limits and to otherwise ensure the soundness of our assets and the stability of our operations.

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

•	with respect to our market risk based on a market value at risk, or “VaR,” system and, beginning in 2012, including “stressed VaR”; and

•	with respect to our interest rate risk based on a historical simulation method, which simulates the current portfolio’s net present value at a 99.9% confidence level for a one-year holding period.

We allocate our risk capital with respect to operational risk through a standardized approach in accordance with Basel II. We also apply business risk when allocating such risk capital which is based on “earnings at risk” (a measurement of the relativity of our total earnings).

Our risk capital allocation as a percentage of available capital, on a non-consolidated basis, with respect to 2012 is as follows:

	Available capital(1)		Risk capital		Risk appetite	Credit	Market	Interest rate	Operational	Insurance	Business	Correlation Effect	Buffer
	(in billions of Won, except percentages)
Woori Finance Holdings	(Won)	18,530	(Won)	15,986	86.3%	65.1%	14.8%	3.7%	6.5%	—	3.6%	7.4%	13.7%
Woori Bank		15,062		12,035	79.9	66.4	8.1	3.4	5.5	—	2.2	5.7	20.1
Kwangju Bank		1,091		980	89.8	78.8	2.7	1.8	7.8	—	4.6	5.9	10.2
Kyongnam Bank		1,566		1,311	83.7	67.1	9.8	6.4	7.3	—	0.6	7.5	16.3
Woori Investment & Securities		3,509		2,564	73.1	23.0	44.9	1.1	3.6	—	6.4	5.9	26.9
Woori Asset Management		63		43	68.3	11.1	—	—	8.0	—	52.5	3.5	31.9
Woori Financial		272		253	93.0	87.1	—	2.6	11.0	—	—	7.7	7.0
Woori Aviva Life Insurance		181		169	93.4	67.8	—	28.7	1.1	10.5	—	14.9	6.8
Woori FG Savings Bank		59		50	84.7	72.9	—	10.2	8.5	—	—	7.4	15.8

(1)	Based on Tier I capital.

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

From 2004, we also established a credit risk limit for each of our banking subsidiaries with respect to “large exposures.” We aim to avoid concentrations of exposure with respect to any single corporate borrower or affiliated group of corporate borrowers. Accordingly, we have established aggregate exposure limits based on each of our banking subsidiaries’ capital adequacy levels and, with respect to individual corporate borrowers, established limits by dividing the “expected loss” with respect to companies affiliated with such corporate borrower with the “unexpected loss” (a measurement of credit risk) of such borrower and converting that into an exposure amount. We use this as the basis for our “large exposure” limits with respect to such corporate borrower. In early 2012, we established similar “large exposure” limits for Woori FG Savings Bank.

From 2005, we also established a similar credit risk limit for each of our banking subsidiaries, Woori Investment & Securities and Woori Private Equity with respect to investment in private equity funds. Much like “large exposure” limits with respect to corporate borrowers, we aim to avoid concentrations of exposure with respect to any single private equity fund or affiliated group of funds. Accordingly, we have established aggregate investment limits based on the capital adequacy levels of each of our banking subsidiaries, Woori Investment & Securities and Woori Private Equity and, with respect to limits on each opportunity to invest, established limits depending on whether the target fund is an affiliate, or our participation or the participation by our subsidiaries is as a limited or general partner. In 2006, we also established a “principal investment” limit for investment activities that any of our banking subsidiaries, Woori Investment & Securities, Woori F&I and Woori Private Equity undertakes as a principal (as opposed to as an agent). Such principal investment limit was also established for Woori Aviva Life Insurance in 2009 and for Woori FG Savings Bank at the end of 2011. The principal investment limit for each subsidiary is set as a certain percentage of the capitalization of such subsidiary.

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

The evaluation and approval process differs depending on whether the loan is a corporate loan, a general household consumer loan, or a mortgage or home equity loan, and there is a separate process for credit card applications. Although each of our commercial banking subsidiaries currently uses slightly different credit scoring and approval systems in determining whether to approve a loan, we have in recent years implemented a group-wide standardized “expected loss” and “unexpected loss” credit risk system which we believe enables us to better allocate risk capital on a group-wide basis by evaluating “unexpected loss” (a measurement of credit risk), “VaR” (a measurement of market risk) and “earnings at risk” (a measurement of whether our assets and liabilities are mismatched). We intend to also standardize our risk-adjusted performance measurement system and implement that system on a group-wide basis.

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

With respect to the evaluation of any collateral to which a commercial loan application relates (which principally consists of land, buildings and equipment), the fair value of such underlying collateral for commercial loans is appraised by external valuation experts and such appraisals are collated in Woori Bank’s CREPIA system. Woori Bank uses its CREPIA system to manage its lending activities, and inputs data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the CREPIA system and updates such information periodically to reflect changes in such information (such as any changes in credit scores of borrowers or the appraisal value of collateral). In addition, to validate the appropriateness of the appraisal values provided by such external valuation experts, we review the qualification of the external valuation experts (including a review of whether such experts are legitimately registered with the Korea Association of Property Appraisers) and evaluate the assumptions and valuation model used by such experts as well as the appropriateness of variables by reference to market data and comparisons to actual transaction prices in similar regions.

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

We also evaluate any collateral to which a consumer loan application relates (which principally consists of residential properties) using the fair value of the underlying collateral appraised by Korea Investors Service as part of our loan approval process. Such appraisals are collated in the CREPIA system used by Woori Bank and similar systems used by Kyongnam Bank and Kwangu Bank, and such information is updated periodically to reflect changes (such as any changes in credit scores of borrowers or the appraisal value of collateral). For example, Woori Bank automatically obtains re-evaluations for the underlying collateral for secured consumer loans and mortgages every month with respect to apartments. If the value of the collateral declines, we may have the ability to require that the borrower provide more collateral or to change the payment terms of the relevant loan.

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

Credit Card Review and Monitoring

Woori Bank’s credit card business unit monitors its risk exposure to individual accounts on a regular basis. It monitors each customer’s card usage trends and negative credit data such as delinquency information through both its own credit risk management system (which was developed with the assistance of an outside consultant) and BC Card’s similar system (which BC Card maintains for its member banks). These systems monitor the behavior of users of credit cards issued by Woori Bank, using both internally generated information and information from external sources. The credit card business unit statistically analyzes this information to estimate each customer’s creditworthiness on a monthly basis. The credit risk management system is an integral part of the credit practices at the credit card business unit and is used to determine increases or decreases in credit limits, reset interest rates, set fee levels, authorize special transactions and approve card loans using criteria such as:

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

Credit Remediation

We believe that by centralizing the management of our non-performing credits within each subsidiary, we can implement uniform policies for non-performing credit resolution, pool institutional knowledge and create a more specialized (and therefore more efficient) work force. Each of our subsidiaries has one or more units that are responsible for managing non-performing loans. At Woori Bank, for example, the Credit Management and Collection Department and the Corporate Restructuring Department generally oversee the process for resolving non-performing loans transferred to them by other Woori Bank business units. When a loan becomes non-performing, the units at our banking subsidiaries that are responsible for monitoring non-performing loans will begin a due diligence review of the borrower’s assets, send a notice demanding payment or stating that the unit will take legal action, and prepare for legal action. At the same time, we initiate our non-performing loan management process. Once we have confirmed the details of a non-performing loan, we make efforts to recover amounts owed to us. Methods for resolving non-performing loans include commencing collection proceedings or legal actions and writing off such loans, transferring them to subsidiaries in charge of collection and authorizing those subsidiaries to recover what they can. We have also disposed of a number of non-performing credits to KAMCO, UAMCO and various special purpose companies. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Non-Performing Loan Strategy.”

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

The Group Risk Management Committee monitors market risk both for the group and for each subsidiary individually. See “—Standardization Strategy.” The Group Risk Management Committee has established a maximum “market risk appetite” for each subsidiary, which is defined as the risk capital of a particular subsidiary divided by its available capital. “Risk capital” is a benchmark figure that determines the VaR limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or PVBP) limits (for non-trading available-for-sale assets) for each subsidiary. Available capital generally consists of stockholder’s equity. Using this benchmark, as of December 31, 2011, we have established market risk limits with respect to our subsidiaries as shown in the following table:

	Trading Portfolio						Non-Trading Portfolio
	VaR Limit		Accumulated Loss Limit
			Quarter		Annual		PVBP Limit
	(in billions of Won)
Woori Bank	(Won)	20.0	(Won)	100.4	(Won)	200.8	(Won)	1.981
Kyongnam Bank		1.8		8.4		16.7		0.337
Kwangju Bank		0.7		2.4		4.8		0.217

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

In addition, we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product. See “Item 5A. Operating Results—Critical Accounting Estimates—Valuation of Financial Assets and Liabilities” and Notes 2-(9)-5), 3-(3) and 11 of the notes to our consolidated financial statements. For example, Woori Bank’s Risk Management Department reviews the existing pricing and valuation models on a regular basis, with a focus on their underlying modeling assumptions and restrictions, to assess the appropriateness of their continued use. In consultation with Woori Bank’s Trading Department, the Risk Management Department recommends potential valuation models to Woori Bank’s Fair Value Evaluation Committee. Upon approval by Woori Bank’s Fair Value Evaluation Committee, the selected valuation models are reported to its Risk Management Committee.

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

The following table shows our daily VaR for each of Woori Bank, Kyongnam Bank and Kwangju Bank as of December 31, 2010 and 2011 at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk, foreign exchange risk and commodity risk relating to our trading activities.

	Interest Rate Risk	Equity Risk	Foreign Exchange Risk	Commodity Risk	Less: Diversification	VaR for Overall Trading Activities
	(in millions of Won)
As of December 31, 2010
Woori Bank	3,770	2,005	4,042	13	5,452	4,377
Kyongnam Bank	70	298	27	—	76	319
Kwangju Bank	86	2	7	—	8	88
As of December 31, 2011
Woori Bank	5,066	2,978	2,745	3	6,391	4,402
Kyongnam Bank	78	160	32	—	93	177
Kwangju Bank	11	1	12	—	8	16

In 2011, the average, high, low and ending amounts of daily VaR for each of Woori Bank, Kyongnam Bank and Kwangju Bank relating to its trading activities (at a 99% confidence level for a one-day holding period) were as follows:

	Trading activities VaR for 2011
	Average		Minimum		Maximum		As of December 31, 2011
	(in millions of Won)
Woori Bank
Interest risk	(Won)	5,113	(Won)	2,878	(Won)	7,471	(Won)	5,066
Equity risk		3,947		1,666		5,608		2,978
Foreign exchange risk		3,332		1,307		6,378		2,745
Commodity risk		134		2		773		3

Total risk	(Won)	5,724	(Won)	3,331	(Won)	9,304	(Won)	4,402

Kyongnam Bank
Interest risk	(Won)	90	(Won)	15	(Won)	244	(Won)	78
Equity risk		577		160		934		160
Foreign exchange risk		25		6		70		32
Commodity risk		—		—		—		—

Total risk	(Won)	580	(Won)	177	(Won)	942	(Won)	177

Kwangju Bank
Interest risk	(Won)	25	(Won)	1	(Won)	183	(Won)	11
Equity risk		8		—		80		1
Foreign exchange risk		6		1		24		12
Commodity risk		—		—		—		—

Total risk	(Won)	29	(Won)	4	(Won)	180	(Won)	16

Stress test.  In addition to VaR, we perform stress testing to measure market risk. As VaR assumes normal market situations, we assess our market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that we take no action during a stress event to change the risk profile of a portfolio. The following table shows, for each identified subsidiary, the loss that would have occurred in its trading portfolio as of December 31, 2011 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%
Woori Bank	(Won)	5.4	(Won)	(3.5)	(Won)	(2.6)	(Won)	2.2	(Won)	4.6	(Won)	13.8
Kyongnam Bank		(0.9)		(0.4)		(0.2)		0.2		0.4		0.9
Kwangju Bank		—		—		—		—		—		—

	(in billions of Won, except basis points)
Interest Rate Chart Basis point fluctuation amount		(60) basis Points		(40) basis points		(20) basis points		20 basis points		40 basis points		60 basis points
Woori Bank	(Won)	14.4	(Won)	9.5	(Won)	4.8	(Won)	(4.8)	(Won)	(9.7)	(Won)	(14.7)
Kyongnam Bank		0.7		0.5		0.2		(0.2)		(0.4)		(0.7)
Kwangju Bank		0.0		0.0		0.0		0.0		0.0		0.0

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

Each of our subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Counterparties are restricted to domestic and foreign financial institutions and banks with respect to which our subsidiaries have established a foreign exchange dealing limit. Our subsidiaries deal primarily in the Won/U.S. dollar market and their dealings are subject to what we believe are conservative daily maximum and closing limits and stop loss limits. By way of illustration, the following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2011:

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

The following table shows the non-consolidated net open positions of Woori Bank, Kyongnam Bank and Kwangju Bank at the end of 2010 and 2011. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2010						2011
	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Bank		Kyongnam Bank		Kwangju Bank
	(in millions of US$)
Currency
U.S. dollar	US$	(102.0)	US$	(3.0)	US$	0.0	US$	(64.4)	US$	(3.7)	US$	0.6
Japanese yen		(3.8)		0.3		0.2		7.6		0.7		0.0
Euro		35.0		0.1		(0.6)		(13.4)		—		0.0
Others		16.3		2.1		0.7		(25.3)		1.9		0.1

Total	US$	(54.5)	US$	(0.5)	US$	0.3	US$	(95.5)	US$	(1.1)	US$	0.7

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

Each of our commercial banking subsidiaries uses a standardized asset and liability management system for its Won- and foreign currency-denominated assets and liabilities. In addition, Woori Bank’s system also allows it to manage the assets and liabilities in its trust accounts. Prior to 2009, this system used roll-over modeling to mitigate the difficulty of predicting maturity with respect to customers’ purchases and cash advances and to calculate actual cash flow of customers based on pre-payment, extension of payments, delinquencies, bankruptcies and recoveries at each of our commercial banking subsidiaries. In January 2009, this system was integrated among our commercial banking subsidiaries and upgraded to include a new statistical analysis system to calculate statistically estimated maximum amount of loss, as well as an integrated user-interface operated by Woori FIS. As a part of this upgrade, we also changed our methodology to determine interest rate VaR from the Hull-White model using Monte-Carlo simulation to the historical scenario method. In 2011, in anticipation of

Basel III requirements, we further upgraded our standard asset and liability management system by developing modules to calculate and monitor our net coverage ratio and net stable funding ratio.

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

We measure interest rate risk for Won and foreign currency assets and liabilities in our bank accounts (including derivatives) and, in the case of Woori Bank, assets and liabilities in our principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 34.6% of our total deposits in Won as of December 31, 2011). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2011, 95.1% of those deposits had current maturities of one year or less. As of December 31, 2011, approximately 76.8% of our Won-denominated loans bore floating rates of interest, and 59.5% of those loans had current maturities of one year or less.

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

The following tables show, for each of Woori Bank, Kyongnam Bank and Kwangju Bank on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2011:

Woori Bank

	As of December 31, 2011
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	(Won)	3,845	(Won)	2,569	(Won)	4,225	(Won)	3,461	(Won)	3,789	(Won)	17,889
Market interest rate		120,251		19,536		7,954		10,619		8,060		166,421
Interest rate pegged to customer deposit		120		52		80		12		3		265

Total	(Won)	124,216	(Won)	22,156	(Won)	12,258	(Won)	14,092	(Won)	11,852	(Won)	184,575

Interest rate-sensitive liabilities
Free interest rate	(Won)	11,577	(Won)	3,398	(Won)	5,014	(Won)	7,537	(Won)	6,822	(Won)	34,348
Market interest rate		72,703		13,864		25,032		2,464		18,607		132,670

Total	(Won)	84,281	(Won)	17,262	(Won)	30,046	(Won)	0,001	(Won)	25,428	(Won)	167,018

Sensitivity gap		39,936		4,894		(17,788)		4,092		(13,576)		17,557
Cumulative gap		39,936		44,830		27,042		31,133		17,557		17,557
% of total assets(1)		19.25%		21.61%		13.04%		15.01%		8.47%		8.47%
Total assets in Won											(Won)	207,424

	As of December 31, 2011
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		14,387		1,821		229		26		95		16,559
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	14,387	US$	1,821	US$	229	US$	26	US$	95	US$	16,559

Interest rate-sensitive liabilities
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		8,008		983		1,424		924		4,113		15,453

Total	US$	8,008	US$	983	US$	1,424	US$	924	US$	4,113	US$	15,453

Sensitivity gap		6,379		838		(1,195)		(897)		(4,018)		1,106
Cumulative gap		6,379		7,217		6,022		5,124		1,106		1,106
% of total assets(1)		24.07%		27.23%		22.72%		19.33%		4.17%		4.17%
Total assets in US$											US$	26,505

Kyongnam Bank

	As of December 31, 2011
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	(Won)	469	(Won)	383	(Won)	666	(Won)	651	(Won)	1,222	(Won)	3,391
Market interest rate		11,005		876		1,111		2,488		2,869		18,350
Interest rate pegged to customer deposit		36		15		17		4		1		73

Total	(Won)	11,510	(Won)	1,274	(Won)	1,794	(Won)	3,143	(Won)	4,093	(Won)	21,814

Interest rate-sensitive liabilities
Free interest rate	(Won)	5,771	(Won)	2,899	(Won)	4,160	(Won)	1,126	(Won)	2,600	(Won)	16,556
Market interest rate		936		278		130		552		1,389		3,286

Total	(Won)	6,707	(Won)	3,176	(Won)	4,291	(Won)	1,678	(Won)	3,989	(Won)	19,842

Sensitivity gap		4,803		(1,902)		(2,497)		1,465		104		1,972
Cumulative gap	(Won)	4,803	(Won)	2,900	(Won)	403	(Won)	1,869	(Won)	1,972	(Won)	1,972
% of total assets(1)		20.18%		12.19%		1.70%		7.85%		8.29%		8.29%
Total assets in Won											(Won)	23,800

	As of December 31, 2011
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-accounts:
Interest rate-sensitive assets
Free interest rate	US$	831	US$	83	US$	8	US$	0	US$	4	US$	925
Market interest rate		118		2		0		0		0		119
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	949	US$	85	US$	8	US$	0	US$	4	US$	1,045

Interest rate-sensitive liabilities
Free interest rate	US$	742	US$	128	US$	79	US$	0	US$	0	US$	949
Market interest rate		5		0		0		0		0		5

Total	US$	747	US$	128	US$	79	US$	0	US$	0	US$	954

Sensitivity gap		202		(44)		(71)		0		4		91
Cumulative gap		202		158		87		87		91		91
% of total assets(1)		17.26%		13.54%		7.45%		7.45%		7.76%		7.76%
Total assets in US$											US$	1,170

Kwangju Bank

	As of December 31, 2011
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	(Won)	609	(Won)	225	(Won)	372	(Won)	445	(Won)	591	(Won)	2,243
Market interest rate		8,029		1,323		1,043		1,268		1,250		12,913
Interest rate pegged to customer deposit		89		29		47		5		1		172

Total	(Won)	8,727	(Won)	1,578	(Won)	1,463	(Won)	1,718	(Won)	1,842	(Won)	15,328

Interest rate-sensitive liabilities
Free interest rate	(Won)	3,963	(Won)	1,714	(Won)	2,346	(Won)	552	(Won)	1,703	(Won)	10,277
Market interest rate		1,411		242		430		352		535		2,970

Total	(Won)	5,374	(Won)	1,956	(Won)	2,775	(Won)	904	(Won)	2,238	(Won)	13,247

Sensitivity gap		3,353		(378)		(1,312)		814		(396)		2,081
Cumulative gap		3,353		2,975		1,663		2,477		2,081		2,081
% of total assets(1)		20.32%		18.03%		10.08%		15.01%		12.61%		12.61%
Total assets in Won											(Won)	16,500

	As of December 31, 2011
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	6	US$	6
Market interest rate		764		19		0		0		0		783
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	764	US$	19	US$	0	US$	0	US$	6	US$	789

Interest sensitive liabilities
Free interest rate	US$	6	US$	2	US$	2	US$	2	US$	5	US$	18
Market interest rate		173		78		383		192		19		845

Total	US$	179	US$	80	US$	385	US$	194	US$	25	US$	863

Sensitivity gap		585		(62)		(385)		(194)		(19)		(74)
Cumulative gap		585		524		138		(55)		(74)		(74)
% of total assets(1)		53.67%		48.02%		12.70%		(5.05)%		(6.76)%		(6.76)%
Total assets in US$											US$	1,090

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, for Woori Bank, Kyongnam Bank and Kwangju Bank on a combined basis, with respect to Won-denominated assets and liabilities, duration gaps and net asset value changes when interest rate increases by one percentage point as of the specified dates:

Date	Interest- earning asset duration	Interest-bearing liability duration	Total asset/liability duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2010	0.51	0.80	(0.25)	604
December 31, 2010	0.54	0.75	(0.18)	459
June 30, 2011	0.53	0.74	(0.14)	389
December 31, 2011	0.69	0.72	0.02	2

We set interest rate risk limits using the historical simulation method, which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The following table shows our interest rate VaR with respect to our Won-denominated assets and liabilities for each of the quarters since the fourth quarter of 2010:

	Fourth Quarter 2010		First Quarter 2011		Second Quarter 2011		Third Quarter 2011		Fourth Quarter 2011
	(in billions of Won, except percentages)
Woori Finance Holdings	(Won)	387.1	(Won)	588.3	(Won)	471.2	(Won)	435.6	(Won)	462.5
Woori Bank		327.9		546.4		407.3		309.2		255.1
Kyongnam Bank		12.8		47.3		53.3		44.6		49.0
Kwangju Bank		27.1		6.1		7.3		9.9		8.8
Volatility		—		—		—		—		—
Mean reversion		—		—		—		—		—

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

The following table shows the liquidity status and limits for Won accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2011 in accordance with Financial Services Commission regulations:

	1 month or less
	Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank
	(in billions of Won)
Assets (A)	(Won)	72,139	(Won)	61,722	(Won)	6,345	(Won)	4,072
Liabilities (B)		57,176		50,756		3,713		2,707
Liquidity gap		14,963		10,966		2,632		1,365
Liquidity ratio (A/B)		126.2%		121.6%		170.9%		150.4%
Limit		100%		100%		100%		100%

The following table shows the liquidity status on a cumulative basis and limits for foreign currency accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2011 in accordance with the Bank of Korea’s regulations:

	7 days or less								7 days-1 month								1-3 months
	Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Finance Holdings			Woori Bank			Kyongnam Bank			Kwangju Bank
	(in millions of US$)
Foreign currency accounts:
Foreign currency assets	US$	12,760	US$	12,224	US$	355	US$	181	US$	7,928	US$	7,697	US$	231	US$	157	US$	10,544		US$	10,215		US$	329		US$	308
Foreign currency liabilities		11,420		11,005		266		149		9,038		8,886		152		94		9,155			8,743			412			184
Maturity gap		1,340		1,219		89		32		(1,110)		(1,189)		79		63		1,389			1,471			(82)			124
Cumulative gap (A)		1,340		1,219		89		32		198		30		168		95		1,587			1,501			86			219
Total assets (B)		62,829		59,851		1,928		1,050		62,829		59,851		1,928		1,050		62,829			59,851			1,928			1,050
Liquidity gap ratio (A/B)		2.13%		2.04%		4.62%		3.05%		0.32%		0.05%		8.71%		9.05%		105.47	%(1)		105.24	%(1)		110.31	%(1)		151.27	%(1)
Limits		(3)%		(3)%		(3)%		(3)%		(10)%		(10)%		(10)%		(10)%		85%			85%			85%			85%

(1)	Liquidity ratio, calculated as a ratio of foreign currency assets as percentage of foreign currency liabilities.

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

Fees and Payments from the Depositary to Us

In 2011, we received payments from the depositary of approximately $18,499 (net of applicable taxes) in the aggregate in connection with proxy process expenses (including printing, postage and distribution expenses), contributions towards investor relations efforts (including investor relations agency fees) and other standard out-of-pocket maintenance costs relating to our American Depositary Receipt, or ADR, facility for which the depositary has agreed to reimburse us.

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADR facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2011 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with IFRS as issued by the IASB. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Our management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management believes that, as of December 31, 2011, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2011.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that we do not have an “audit committee financial expert” serving on our Audit Committee as defined by the U.S. Securities and Exchange Commission, as none of our Audit Committee members have the familiarity with IFRS required by the U.S. Securities and Exchange Commission, which are the accounting standards of the financial statements included in this annual report. Our board believes that the interests of our stockholders can be adequately served for the time being by the current members but intends to add such an expert to the board once a suitable candidate can be identified and recruited.

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

The following table sets forth the fees billed to us by our independent registered public accountants, Deloitte Anjin LLC, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”), during the fiscal years ended December 31, 2010 and 2011:

	Year ended December 31,
	2010		2011
	(in millions of Won)
Audit fees	(Won)	7,847	(Won)	5,422
Audit-related fees		263		253
Tax fees		285		323
All other fees		—		795

Total fees	(Won)	8,395	(Won)	6,793

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

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves the engagement of our independent auditors for audit services with respect to our financial statements prepared in accordance with IFRS as issued by the IASB. Our audit committee has implemented a policy regarding pre-approval of certain other services provided by our independent auditors that the audit committee has deemed as not affecting their independence. Under this policy, our audit committee may grant pre-approvals for the following services: (i) services related to the audit of our financial statements prepared in accordance with IFRS as adopted by Korea and our internal controls under Korean laws and regulations; (ii) general tax advisory services; and (iii) service contracts required to be entered into with us under applicable laws and regulations or pursuant to requests from relevant governmental agencies.

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

Under the listed company audit committee rules of the New York Stock Exchange and the U.S. Securities and Exchange Commission, we must comply with Rule 10A-3 under the Exchange Act, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. In reliance on the exemption in Rule 10A-3(b)(iv)(E), we have designated one member to our audit committee, Hyung-Goo Lee, who is an employee of the KDIC. The KDIC, which is controlled by the Korean government, is our controlling shareholder and, therefore, one of our affiliates. In our assessment, Mr. Lee acts independently in performing the responsibilities of an audit committee member under the Sarbanes-Oxley Act and satisfies the other requirements of Rule 10A-3 under the Exchange Act.

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

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted a corporate governance charter, a Korean-language copy of which is available on our website.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics and Business Conduct for Employees, a copy of which is available on our website.

Item 16H.	Mine Safety Disclosure

Not Applicable

Item 17.	FINANCIAL STATEMENTS

Not Applicable

Item 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19.	EXHIBITS

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

Number	Description
1.1	Articles of Incorporation of Woori Finance Holdings (translation in English).

2.1*	Form of Stock Certificate of Woori Finance Holdings’ common stock, par value (Won)5,000 per share (translation in English).

2.2**	Form of Deposit Agreement among Woori Finance Holdings, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt.

4.1*	Memorandum of understanding between the KDIC and Woori Finance Holdings dated July 2, 2001, as amended.

4.2*	Memorandum of understanding between the KDIC and Hanvit Bank (since renamed Woori Bank) dated December 30, 2000, as amended.

4.3*	Memorandum of understanding between the KDIC and Kyongnam Bank dated December 30, 2000, as amended.

4.4*	Memorandum of understanding between the KDIC and Kwangju Bank dated December 30, 2000, as amended.

4.5*	Memorandum of understanding between Woori Finance Holdings and Hanvit Bank (since renamed Woori Bank) dated July 12, 2001, as amended.

4.6*	Memorandum of understanding between Woori Finance Holdings and Kyongnam Bank dated July 31, 2001, as amended.

4.7*	Memorandum of understanding between Woori Finance Holdings and Kwangju Bank dated July 31, 2001, as amended.

8.1****	List of subsidiaries of Woori Finance Holdings.

11.1***	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

*	Incorporated by reference to the exhibits to the Registration Statement on Form 20-F (File No. 001-31811), filed on September 25, 2003
**	Incorporated by reference to exhibit (a) to the Registration Statement on Form F-6 (File No. 333-109106), filed on September 25, 2003.
***	Incorporated by reference to exhibits to the Annual Report on Form 20-F (File No. 001-31811), filed on June 30, 2004.
****	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of the registrant included in this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WOORI FINANCE HOLDINGS CO., LTD. (Registrant)

/s/ Pal Seung Lee
(Signature)

Pal Seung Lee
Chairman and Chief Executive Officer
(Name/Title)

Date: April 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Woori Finance Holdings Co., Ltd.:

We have audited the internal control over financial reporting of Woori Finance Holdings Co., Ltd. and subsidiaries (collectively referred to as the “Company”) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 21, 2012 expressed an unqualified opinion on those consolidated financial statements and included explanatory paragraph related to the translation of financial statement amounts into United States dollars for the convenience of readers in the United States of America.

/s/    DELOITTE ANJIN LLC

23 Yoido-dong, Youngdeungpo-gu

Seoul, Korea

March 21, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Woori Finance Holdings Co., Ltd. and subsidiaries (the “Company”) as of January 1, 2010, December 31, 2010 and December 31, 2011 and the consolidated statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2010, December 31, 2010 and December 31, 2011 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Our audits also comprehended the translation of Korean Won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2012, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/    DELOITTE ANJIN LLC

23 Yoido-dong, Youngdeungpo-gu

Seoul, Korea

March 21, 2012

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JANUARY 1, 2010, DECEMBER 31, 2010 AND DECEMBER 31, 2011

	Korean Won			U.S. Dollars
	January 1, 2010	December 31, 2010	December 31, 2011	December 31, 2011
		(in millions)		(in thousands) (Note 2)
ASSETS
Cash and cash equivalents	5,805,996	4,871,109	6,417,123	5,539,165
Financial assets at fair value through profit or loss (Notes 6, 7, 11, 25 and 26)	25,151,525	22,183,761	25,600,231	22,097,739
Available-for-sale financial assets (Notes 8, 11, 17 and 44)	21,337,500	21,997,884	19,671,924	16,980,513
Held-to-maturity financial assets (Notes 9 and 11)	15,953,709	19,885,559	20,036,128	17,294,888
Loans and receivables (Notes 6, 10, 11, 17, 31, 43 and 44)	211,057,174	216,791,805	235,159,956	202,986,583
Investments in jointly controlled entities and associates (Note 12)	655,721	744,844	928,233	801,237
Investment properties (Notes 13 and 16)	746,126	643,271	498,999	430,729
Premises and equipment (Notes 14, 16 and 17)	3,095,029	3,097,378	3,134,472	2,705,630
Intangible assets and goodwill (Notes 15 and 45)	315,187	295,136	447,891	386,613
Current tax assets (Note 40)	28,203	9,568	56,570	48,829
Deferred tax assets (Note 40)	74,101	58,705	79,980	69,038
Derivative assets (Notes 11 and 25)	107,490	131,511	326,840	282,123
Assets held for sale (Note 16)	28,423	87,926	56,243	48,548
Other assets (Notes 16, 18 and 44)	484,822	378,861	377,059	325,472

Total assets	284,841,006	291,177,318	312,791,649	269,997,107

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 11,19, 25 and 26)	10,415,070	8,838,281	9,621,546	8,305,176
Deposits due to customers (Notes 11, 20 and 44)	176,926,868	185,427,625	195,930,482	169,124,283
Borrowings (Notes 11 and 21)	32,455,007	34,265,662	34,666,709	29,923,789
Debentures (Notes 11 and 21)	32,573,979	29,110,640	29,265,833	25,261,833
Provisions (Note 22)	693,521	761,055	892,308	770,227
Retirement benefit obligation (Note 23)	123,011	69,949	119,704	103,327
Current tax liabilities (Note 40)	127,871	173,960	274,257	236,735
Deferred tax liabilities (Note 40)	241,796	212,534	260,431	224,798
Derivative liabilities (Notes 11 and 25)	41,236	5,339	33,493	28,911
Other financial liabilities (Notes 11, 24, 43 and 44)	11,226,749	11,648,328	19,083,709	16,472,774
Other liabilities (Notes 24 and 44)	804,494	399,191	569,783	491,828

Total liabilities	265,629,602	270,912,564	290,718,255	250,943,681

EQUITY
Owners’ equity:	14,734,993	15,701,540	17,523,998	15,126,455
Capital stock (Note 27)	4,030,077	4,030,077	4,030,077	3,478,703
Hybrid securities (Note 28)	—	—	309,010	266,733
Capital surplus (Note 27)	180,473	180,105	175,768	151,720
Other equity (Note 29)	1,244,096	1,002,019	586,421	506,190
Retained earnings (Note 30)	9,280,347	10,489,339	12,422,722	10,723,109
Non-controlling interests	4,476,411	4,563,214	4,549,396	3,926,971

Total equity	19,211,404	20,264,754	22,073,394	19,053,426

Total liabilities and equity	284,841,006	291,177,318	312,791,649	269,997,107

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

	Korean won		U.S. Dollars
	2010	2011	2011
	(In millions, except per share data)		(in thousands, except per share data) (Note 2)
Net interest income (Notes 33 and 44)	6,423,145	7,262,045	6,268,490
Interest income	14,057,227	15,044,846	12,986,488
Interest expense	7,634,082	7,782,801	6,717,998
Net fees and commissions income (Notes 34 and 44)	1,115,774	1,195,492	1,031,931
Fees and commissions income	1,688,039	1,774,434	1,531,665
Fees and commissions expense	572,265	578,942	499,734
Dividends (Note 35)	200,780	203,005	175,231
Gain on financial assets at FVTPL (Note 36)	39,074	119,403	103,067
Gain on available-for-sale financial assets (Note 37)	1,073,469	1,072,877	926,091
Gain on held-to-maturity financial assets	21	82	71
Impairment loss on credit loss (Note 38)	2,872,943	2,268,927	1,958,504
Other net operating expenses (Notes 39 and 44)	(3,910,451)	(4,423,304)	(3,818,131)

Operating income (Note 46)	2,068,869	3,160,673	2,728,246
Share of profits of jointly controlled entities and associates (Note 12)	29,926	16,700	14,415

Net income before income tax expense	2,098,795	3,177,373	2,742,661
Income tax expense (Note 40)	498,121	744,093	642,290

Net income	1,600,674	2,433,280	2,100,371

Net income attributable to owners	1,288,856	2,136,828	1,844,478
Net income attributable to non-controlling interests	311,818	296,452	255,893
Other comprehensive income (loss), net of tax	(235,991)	(385,374)	(332,649)

Loss on available-for-sale financial assets	(205,332)	(374,877)	(323,589)
Share of other comprehensive loss of jointly controlled entities and associates	(20,546)	(37,602)	(32,457)
Gain (loss) on overseas business translation	(18,826)	24,591	21,227
Gain on valuation of cashflow hedge	8,713	2,514	2,170

Total comprehensive income	1,364,683	2,047,906	1,767,722

Comprehensive income attributable to owners	1,051,725	1,729,658	1,493,015
Comprehensive income attributable to non-controlling interests	312,958	318,248	274,707

Basic and diluted earnings per share (Note 41)	1,599	2,649	2.29

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	Korean Won (in millions)
January 1, 2010	4,030,077	—	180,473	1,244,096	9,280,347	14,734,993	4,476,411	19,211,404
Net income	—	—	—	—	1,288,856	1,288,856	311,818	1,600,674
Dividends	—	—	—	—	(80,601)	(80,601)	(41,339)	(121,940)
Changes in investment in consolidated subsidiaries	—	—	(368)	—	—	(368)	397	29
Variation of available-for-sale financial assets	—	—	—	(206,476)	—	(206,476)	1,144	(205,332)
Changes in equity of jointly controlled entities and associates	—	—	—	(21,111)	—	(21,111)	565	(20,546)
Cash flow hedge	—	—	—	(15,843)	—	(15,843)	(2,983)	(18,826)
Foreign currency translation	—	—	—	6,299	—	6,299	2,414	8,713
Changes in other equity	—	—	—	(4,946)	—	(4,946)	(983)	(5,929)
Changes in equity of non-controlling interests	—	—	—	—	—	—	(14,585)	(14,585)
Dividends to hybrid securities	—	—	—	—	—	—	(169,645)	(169,645)
Others	—	—	—	—	737	737	—	737

December 31, 2010	4,030,077	—	180,105	1,002,019	10,489,339	15,701,540	4,563,214	20,264,754

January 1, 2011	4,030,077	—	180,105	1,002,019	10,489,339	15,701,540	4,563,214	20,264,754
Net income	—	—	—	—	2,136,828	2,136,828	296,452	2,433,280
Dividends	—	—	—	—	(201,503)	(201,503)	(36,687)	(238,190)
Changes in investment in consolidated subsidiaries	—	—	295	—	—	295	(217)	78
Changes in other capital surplus	—	—	(4,632)	—	—	(4,632)	355,418	350,786
Variation of available-for-sale financial assets	—	—	—	(403,737)	—	(403,737)	28,860	(374,877)
Changes in equity of jointly controlled entities and associates	—	—	—	(20,030)	—	(20,030)	(17,572)	(37,602)
Cash flow hedge	—	—	—	13,449	—	13,449	11,142	24,591
Foreign currency translation	—	—	—	3,149	—	3,149	(635)	2,514
Changes in other equity	—	—	—	(8,428)	—	(8,428)	(16,340)	(24,768)
Changes in equity of non-controlling interests	—	—	—	—	—	—	22,292	22,292
Dividends to hybrid securities	—	—	—	—	(1,942)	(1,942)	(156,532)	(158,474)
Issue of hybrid securities	—	309,010	—	—	—	309,010	—	309,010
Repayment of hybrid securities	—	—	—	(1)	—	(1)	(499,999)	(500,000)

December 31, 2011	4,030,077	309,010	175,768	586,421	12,422,722	17,523,998	4,549,396	22,073,394

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	U.S. Dollars (in thousands) (Note 2)
January 1, 2011	3,478,703	—	155,464	864,928	9,054,242	13,553,337	3,938,898	17,492,235
Net income	—	—	—	—	1,844,478	1,844,478	255,893	2,100,371
Dividends	—	—	—	—	(173,934)	(173,934)	(31,668)	(205,602)
Changes in investment in consolidated subsidiaries	—	—	255	—	—	255	(187)	68
Changes in other capital surplus	—	—	(3,999)	—	—	(3,999)	306,791	302,792
Variation of available-for-sale financial assets	—	—	—	(348,501)	—	(348,501)	24,912	(323,589)
Changes in equity of jointly controlled entities and associates	—	—	—	(17,289)	—	(17,289)	(15,168)	(32,457)
Cash flow hedge	—	—	—	11,609	—	11,609	9,618	21,227
Foreign currency translation	—	—	—	2,718	—	2,718	(548)	2,170
Changes in other equity	—	—	—	(7,274)	—	(7,274)	(14,104)	(21,378)
Changes in equity of non-controlling interests	—	—	—	—	—	—	19,242	19,242
Dividends to hybrid securities	—	—	—	—	(1,677)	(1,677)	(135,116)	(136,793)
Issue of hybrid securities	—	266,733	—	—	—	266,733	—	266,733
Repayment of hybrid securities	—	—	—	(1)	—	(1)	(431,592)	(431,593)

December 31, 2011	3,478,703	266,733	151,720	506,190	10,723,109	15,126,455	3,926,971	19,053,426

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

	Korean Won		U.S. Dollars
	2010	2011	2011
	(in millions)		(in thousands) (Note 2)
Cash flows from operating activities:
Net income	1,600,674	2,433,280	2,100,371
Adjustments:
Income tax expense	498,121	744,093	642,290
Interest income	(14,057,227)	(15,044,846)	(12,986,488)
Interest expense	7,634,082	7,782,801	6,717,998
Dividend income	(200,780)	(203,005)	(175,231)
Impairment loss on credit loss	2,872,943	2,268,927	1,958,504
Loss on disposal of investments in jointly controlled entities and associates	69	40	35
Depreciation and amortization	267,124	273,607	236,174
Loss on disposal of premises and equipment and other assets	8,055	6,247	5,392
Impairment loss of premises and equipment and other assets	15,331	18,875	16,293
Loss on transaction of derivatives	27,525	5,641	4,869
Loss on valuation of derivatives	24,670	8,378	7,232
Loss on fair value hedged items	158,256	195,837	169,044
Provisions	117,531	59,260	51,152
Retirement benefits	125,235	153,167	132,211
Loss on valuation of investments in jointly controlled entities and associates	35,852	39,738	34,301
Loss on foreign exchange translation	63,830	35,226	30,407
Gain on disposal of available-for-sale financial assets	(1,073,469)	(1,072,877)	(926,091)
Gain on disposal of held-to-maturity financial assets	(21)	(82)	(71)
Gain on disposal of investments in jointly controlled entities and associates	(175)	(61,071)	(52,716)
Gain on disposal of premises and equipment and other assets	(12,145)	(74,140)	(63,997)
Reversal of impairment loss of premises and equipment and other assets	(3,146)	(791)	(683)
Gain on transaction of derivatives	(7,684)	(233)	(201)
Gain on valuation of derivatives	(121,434)	(187,038)	(161,448)
Gain on fair value hedged items	(36,691)	(3,876)	(3,346)
Reversal of provisions	(30,185)	(8,350)	(7,208)
Gain on valuation of investments in jointly controlled entities and associates	(65,778)	(56,438)	(48,716)
Gain on foreign exchange translation	(41,073)	(46,882)	(40,468)
Changes in operating assets and liabilities:
Decrease (increase) in financial assets at fair value through profit or loss	1,174,406	(2,633,195)	(2,272,935)
Increase in loans and receivables	(6,722,951)	(17,933,322)	(15,479,777)
Increase in other assets	(1,662,368)	(2,529,458)	(2,183,391)
Net increase in deposits due to customers	8,499,933	10,455,304	9,024,863

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

	Korean Won		U.S. Dollars
	2010	2011	2011
	(in millions)		(in thousands) (Note 2)
Increase (decrease) in provisions for guarantee and loan commitment	(24,218)	12,921	11,153
Decrease in retirement benefit obligation	(178,297)	(142,289)	(122,822)
Increase in other financial liabilities	421,689	6,826,674	5,892,685
Increase (decrease) in other liabilities	(421,826)	174,424	150,560
Cash received (paid) from operating activities:
Interest revenue received	13,920,782	14,948,932	12,903,696
Interest expense paid	(7,632,921)	(7,170,272)	(6,189,272)
Dividend received	200,780	203,005	175,231
Income tax paid	(380,380)	(549,333)	(474,176)

Net cash provided by (used in) operating activities	4,994,119	(1,071,121)	(924,576)

Cash flows from investing activities:
Disposal of available-for-sale financial assets	12,451,649	11,319,306	9,770,657
Disposal of held-to-maturity financial assets	7,963,819	6,595,952	5,693,528
Disposal of investments in jointly controlled entities and associates	101,182	167,701	144,757
Disposal of investment properties	8,909	130,501	112,647
Disposal of premises and equipment	57,582	31,962	27,589
Disposal of intangible assets	6,261	3,270	2,823
Disposal of assets held for sale	4,962	109,168	94,232
Acquisition of available-for-sale financial assets	(11,912,309)	(8,360,550)	(7,216,704)
Acquisition of held-to-maturity financial assets	(12,072,500)	(6,826,232)	(5,892,302)
Acquisition of investment in jointly controlled entities and associates	(191,913)	(311,805)	(269,145)
Acquisition of investment properties	—	(1,356)	(1,170)
Acquisition of premises and equipment	(194,910)	(232,456)	(200,653)
Acquisition of intangible asset	(59,918)	(211,778)	(182,804)

Net cash provided by (used in) investing activities	(3,837,186)	2,413,683	2,083,455

Cash flows from financing activities:
Issue of borrowings	7,414,534	5,477,457	4,728,060
Issue of debentures	9,094,550	6,942,404	5,992,580
Issue of hybrid securities	—	309,010	266,733
Increase in hedging derivatives	25,080	10,113	8,729
Net increase in non-controlling interests	—	189,728	163,770
Repayment of borrowings	(5,607,712)	(5,076,336)	(4,381,818)
Repayment of debentures	(12,683,638)	(6,975,522)	(6,021,167)
Dividends paid	(80,601)	(201,503)	(173,934)
Repayment of hybrid securities of subsidiaries	—	(500,000)	(431,593)
Net decrease in non-controlling interests	225,014	—	—

Net cash provided by (used in) financing activities	(2,062,801)	175,351	151,360

Net increase (decrease) in cash and cash equivalents	(905,868)	1,517,913	1,310,239

Cash and cash equivalents, beginning of the year	5,805,996	4,871,109	4,204,670
Effects of exchange rate changes on cash and cash equivalents	(29,019)	28,101	24,256

Cash and cash equivalents, end of the year	4,871,109	6,417,123	5,539,165

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

1. General

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or “Parent” or the “Company”) was incorporated under the laws of the Republic of Korea on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly known as Peace Bank of Korea which merged into Woori Bank on March 31, 2004) and Woori Investment Bank (which merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As of December 31, 2011, the Company controls the following entities: three commercial banks, which include Woori Bank (formerly known as Hanvit Bank), Kyongnam Bank and Kwangju Bank (collectively referred to as the “Bank Subsidiaries”); Woori FIS Co., Ltd. (formerly known as Woori Finance Information System Co., Ltd., “Woori FIS”); Woori F&I Co., Ltd. (“Woori F&I”) ; Woori Investment & Securities Co., Ltd. (“Woori Investment & Securities”); Woori Asset Management Co., Ltd. (“Woori Asset Management”, formerly known as Woori Credit Suisse Asset Management Co., Ltd.); Woori Private Equity Co., Ltd. (“Woori PE”); Woori Financial Co., Ltd. (“Woori Financial”, formerly known as Hanmi Capital Co., Ltd.) and Woori FG Savings Bank; all collectively referred to as “Woori Subsidiaries.” Several of the Woori Subsidiaries also have other subsidiaries of which the Company is now the ultimate financial holding company. As a result of its functional restructuring, as of December 31, 2011, the Company consolidates Woori Bank, nine other subsidiaries, and 133 2nd-tier subsidiaries including Woori Credit Information Co., Ltd.

Upon incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share). As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of December 31, 2011, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued and outstanding of which KDIC owns 459,198,609 shares (56.97% ownership).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The financial statements for the Company and its subsidiaries (the “Group”) includes the following subsidiaries (Unit: Korean Won in millions, USD in thousands, EUR in thousands, VND in millions, IDR in millions, RUB in millions):

			January 1, 2010		December 31, 2010		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Finance Holdings:
Woori Bank	3,829,800	Banking	765,956,580	100.0	765,956,580	100.0	765,956,580	100.0
Kyongnam Bank(*9)	290,300	”	58,049,994	99.9	58,049,994	99.9	58,050,037	100.0
Kwangju Bank(*9)	247,100	”	49,413,333	99.9	49,413,333	99.9	49,413,851	100.0
Woori FIS(*1)	4,500	System software development& maintenance	900,000	100.0	900,000	100.0	900,000	100.0
Woori F&I(*8)	70,000	Financial business	6,000,000	100.0	6,000,000	100.0	14,000,000	100.0
Woori Investment & Securities(*2)(*8)	1,120,500	Securities investment	46,324,981	35.0	46,324,981	35.0	75,426,214	37.9
Woori Asset Management	33,300	Financial business	6,662,000	100.0	6,662,000	100.0	6,662,000	100.0
Woori PE(*8)	30,000	”	4,000,000	100.0	4,000,000	100.0	6,000,000	100.0
Woori Financial	84,800	”	8,909,439	52.5	8,909,439	52.5	8,909,439	52.5
Woori FG Savings Bank(*3)	31,600	”	—	—	—	—	6,320,000	100.0
Woori Bank:
Woori Credit Information Co., Ltd.	5,000	Financial business	1,008,000	100.0	1,008,000	100.0	1,008,000	100.0
Woori America Bank(*8)(*14)	USD122,500	Banking	10,500,000	100.0	10,500,000	100.0	24,500,000	100.0
Woori Global Market Asia Limited(*14)	USD 50,000	”	39,000,000	100.0	39,000,000	100.0	39,000,000	100.0
Woori Bank (China) Limited(*14)	USD 308,810	”	—	100.0	—	100.0	—	100.0
ZAO Woori Bank(*14)	RUB 500	”	19,999,999	100.0	19,999,999	100.0	19,999,999	100.0
PT. Bank Woori Indonesia(*14)	IDR 170,000	Banking	1,618	95.2	1,618	95.2	1,618	95.2
Korea BTL Infrastructure Fund(*8)	467,000	Financial business	55,152,422	100.0	66,958,321	100.0	93,393,568	100.0
Woori Fund Service Co., Ltd.(*4)	3,000	”	—	—	—	—	600,000	100.0
Kumho Trust 1st Co., Ltd.(*5)	50	Asset securitization	—	0.0	—	0.0	—	0.0
Asiana Saigon Inc.(*5)	10	”	—	0.0	—	0.0	—	0.0
An-Dong Raja 1st Co., Ltd.(*5)	50	”	—	0.0	—	0.0	—	0.0
Consus 8th Co., LLC(*5)	10	”	—	0.0	—	0.0	—	0.0
Woori Ship Mortgage Second-2 Asset Securitization Specialty Co., Ltd.	10	”	—	0.1	—	—	—	—
Woori Frontier Co. Ltd.	10	”	—	0.0	—	—	—	—
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd.(*5)	10	”	150	15.0	150	15.0	150	15.0
Woori More Conduit Co., Ltd.(M)(*12)	50	”	—	0.0	—	0.0	—	—
Woori More Conduit Co., Ltd. Series C(*12)	50	”	—	0.0	—	0.0	—	—
Woori IB Global Bond Co., Ltd.(*5)	50	”	—	0.0	—	0.0	—	0.0
Blue Woori First Securitization Specialty LLC	10	”	—	0.0	—	—	—	—
Hyundae Glory No.1 Inc.(*6)	10	”	—	0.0	—	0.0	—	—

			January 1, 2010		December 31, 2010		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
KDB Capital First ABCP Co., Ltd.(*6)	50	”	—	0.0	—	0.0	—	—
Vivaldi HL First ABCP Co., Ltd.(*6)	50	”	—	0.0	—	0.0	—	—
Changeup Co., Ltd. _Series B	10	”	—	0.0	—	—	—	—
IB Global 1st Inc.(*5)	10	”	—	0.0	—	0.0	—	0.0
Real DW Second Co., Ltd.(*5)	10	”	—	0.0	—	0.0	—	0.0
Hermes STX Co., Ltd.(*5)	10	”	—	0.0	—	0.0	—	0.0
BWL First Co., LLC(*5)	10	”	—	0.0	—	0.0	—	0.0
Swan SF Co., Ltd.(*6)	50	”	—	0.0	—	0.0	—	—
Woori Poongsan Co., Ltd.(*5)	10	”	—	—	—	—	—	0.0
Ocean Sand Co., Ltd.(*5)	10	”	—	—	—	—	—	0.0
Kyongnam Bank:
Consus 6th Co., LLC(*5)	10	”	—	0.0	—	0.0	—	0.0
Kwangju Bank:
Euro Quanto Second Inc.(*5)	10	”	—	0.0	—	0.0	—	0.0
Hybrid 1st Specialty Inc.(*5)	10	”	—	0.0	—	0.0	—	0.0
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd.(*5)	10	”	150	15.0	150	15.0	150	15.0
Woori F&I:
Woori AMC Co., Ltd.	4,000	Other financial business	800,000	100.0	800,000	100.0	800,000	100.0
Woori F&I Fifth Asset Securitization Specialty(*6)	2,400	Asset securitization	92,500	100.0	48,500	100.0	—	—
Woori F&I Sixth Asset Securitization Specialty(*6)	4,900	Asset securitization	98,780	100.0	98,780	100.0	—	—
Woori F&I Seventh Asset Securitization Specialty	5,300	”	105,300	100.0	105,300	100.0	105,300	100.0
Woori F&I Eighth Asset Securitization Specialty	100	”	140,000	100.0	19,600	100.0	19,600	100.0
Woori F&I Ninth Asset Securitization Specialty	200	”	34,260	100.0	—	—	—	—
Woori F&I Tenth Asset Securitization Specialty	4,100	”	478,020	100.0	98,020	100.0	98,020	100.0
Woori F&I Eleventh Asset Securitization Specialty(*10)	4,900	”	181,060	100.0	181,060	100.0	111,060	100.0
Woori F&I Thirteenth Asset Securitization Specialty(*10)	9,100	”	1,044,860	94.6	477,443	94.6	288,304	94.6
Woori SB Tenth Asset Securitization Specialty	25,200	”	410,711	50.0+ 1share	410,711	50.0+ 1share	410,711	50.0+ 1share
Woori F&I Sixteenth Asset Securitization Specialty	5,200	”	—	—	103,620	100.0	103,620	100.0
Woori EA Third Asset Securitization Specialty	16,300	”	—	—	227,808	70.0	227,808	70.0
Woori EA Fourth Asset Securitization Specialty	1,300	”	—	—	185,920	70.0	185,920	70.0
Woori EA Fifth Asset Securitization Specialty	800	”	—	—	112,000	70.0	112,000	70.0
Woori F&I Seventeenth Asset Securitization Specialty	900	”	—	—	17,500	100.0	17,500	100.0
WR Loan Inc.	10	”	—	—	2,000	100.0	2,000	100.0
Woori EA Eighth Asset Securitization Specialty	1,800	”	—	—	18,105	51.0	18,105	51.0
WR Investment America, LLC(*14)	291,200	Administration of NPL	—	—	25,000,000	100.0	25,000,000	100.0
Woori F&I Eighteenth Asset Securitization Specialty	30	Asset securitization	—	—	5,600	100.0	5,600	100.0
Woori EA Tenth Asset Securitization Specialty(*7)	60	”	—	—	—	—	5,610	51.0

			January 1, 2010		December 31, 2010		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori F&I Nineteenth Asset Securitization Specialty(*7)	20	”	—	—	—	—	3,600	100.0
Woori F&I Twentieth Asset Securitization Specialty(*7)	60	”	—	—	—	—	7,200	60.0
Woori F&I 21st Asset Securitization Specialty(*7)	30	”	—	—	—	—	6,400	100.0
Woori F&I 22nd Asset Securitization Specialty(*7)	20	”	—	—	—	—	4,200	60.0
Woori F&I 23rd Asset Securitization Specialty(*7)	4,000	”	—	—	—	—	12,800	100.0
Woori F&I 24th Asset Securitization Specialty(*7)	4,000	”	—	—	—	—	3,998	100.0
Woori EA Twelfth Asset Securitization Specialty(*7)	10	”	—	—	—	—	26,600	70.0
Woori EA Thirteenth Asset Securitization Specialty(*7)	4,000	”	—	—	—	—	24,500	70.0
Woori EA Fourteenth Asset Securitization Specialty(*7)	4,000	”	—	—	—	—	16,800	70.0
Hiking-Woori Capital	500	Other financial business	245,000	49.0	—	—	—	—
Woori Investment & Securities:
Woori Futures Co., Ltd.	25,000	Futures trading	5,000,000	100.0	5,000,000	100.0	5,000,000	100.0
Woori Investment Asia PTE. Ltd.(*14)	USD 50,000	Securities investments	50,000,000	100.0	50,000,000	100.0	50,000,000	100.0
Woori Absolute Asia Global Opportunity Fund(*14)	USD 1	Securities investments	44,700	100.0	44,700	100.0	44,700	100.0
LG Investments Holding B.V. (Amsterdam) GG(*14)	EUR 16,424	”	1,642,398,242	100.0	1,642,398,242	100.0	1,642,398,242	100.0
Woori Investment Securities (H.K.) Ltd.(*14)	USD 22,500	Securities business	22,500,000	100.0	22,500,000	100.0	22,500,000	100.0
Connacht Capital Market Investment(*14)	USD 150	Securities investments	15,000,000	100.0	15,000,000	100.0	15,000,000	100.0
Woori Investment Securities Int’l Ltd.(*14)	USD 5,788	”	5,788,000	100.0	5,788,000	100.0	5,788,000	100.0
Woori Investment Securities America, Inc.(*14)	USD 0.003	”	300	100.0	300	100.0	300	100.0
Woori CBV Securities Corporation(*2)(*14)	VND135,000	Securities business	6,615,000	49.0	6,615,000	49.0	6,615,000	49.0
MARS First Private Equity Fund	34,000	Other financial business	18,000,000	52.9	18,000,000	52.9	18,000,000	52.9
MARS Second Private Equity Fund(*2)	282,000	”	25,066,666,670	8.9	25,066,666,670	8.9	25,066,666,670	8.9
Woori Absolute Partners PTE Ltd.(*14)	USD 5,000	Securities investments	5,000,000	100.0	5,000,000	100.0	5,000,000	100.0

			January 1, 2010		December 31, 2010		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Korindo Securities Indonesia(*8)(*14)	IDR 105,020	”	114,000,000	60.0	114,000,000	60.0	150,000,000	60.0
Woori Absolute Return Investment Strategies Fund(*14)	USD 0.3	”	30,000	100.0	30,000	100.0	30,000	100.0
KoFC Woori Growth Champ Private Equity Fund(*11)	12,600	Other financial business	—	—	—	—	15,351	27.3
Woori Investment advisory Co., Ltd.(Beijing)(*11)(*14)	USD 3,050	Securities investments	—	—	—	—	—	100.0
KAMCO Value Recreation 9th Securitization Specialty Co., Ltd.(*5)	10	Asset securitization	150	15.0	150	15.0	150	15.0
Woori Giant First Co., Ltd.(*11)	30,000	”	—	—	—	—	1,000	100.0
Woori Financial:
Woori Auto 2nd Securitization Specialty Co., Ltd.	10	”	9	0.9	—	—	—	—
Woori PE:
Woori Private Equity Fund(*10)	231,600	Other financial business	141,372	61.0	141,372	61.0	136,112	61.0
Woori EL Co., Ltd.	10	”	1,010	100.0	1,010	100.0	1,010	100.0
MARS First:
MARS INS First, Ltd.	20	”	12,500	100.0	4,000	100.0	4,000	100.0
Woori Private Equity Fund:
Kumho Investment Bank(*2)	90,000	Other financial business	74,550,000	41.4	74,550,000	41.4	74,550,000	41.4
Kumho Investment Bank:
KIB Invest LLC(*12)	10	Asset securitization	—	0.0	—	0.0	—	—
HUB 1st Co., Ltd.(*5)	50	”	—	0.0	—	0.0	—	0.0
HUB 2nd Co., Ltd.(*5)	10	”	—	0.0	—	0.0	—	0.0
HUB 3rd Co., Ltd.(*5)	10	”	—	0.0	—	0.0	—	0.0
Two Eagles KIB LLC(*5) (*13) (*14)	100	Other service business	—	100.0	—	100.0		100.0
Woori Bank, Kyongnam Bank and Kwangju Bank:
TY Second Asset Securitization Specialty(*5)	50	Asset securitization	—	0.0	—	0.0	—	0.0
Woori PE and Two Eagles KIB LLC:
Two Eagles LLC(*14)	200	Asset securitization	—	55.0	—	55.0	—	55.0
Woori Private Equity Fund and My Asset Manhattan Private REIT 1st:
Sahn Eagles LLC(*14)	USD 80,000	Other financial business	52,523,601	65.6	52,523,601	65.6	52,523,601	65.6
Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities and Kumho Investment Bank:
Woori Partner Plus Private Equity Securities 4th and 50 beneficiary certificates for the rest	—	Beneficiary certificates	—	—	—	—	—	—

(*1)	Woori Finance Information System Co., Ltd. changed its name to Woori FIS Co., Ltd. as of May 1, 2011.
(*2)	As the Group has controlling power over the entity so as to obtain benefits, the entity is included in the consolidation.

(*3)	During the year ended December 31, 2011, entity was established through a 100% investment; the entity’s assets and liabilities transferred from former Samhwa Savings Bank Co., Ltd. (Note 45).
(*4)	During the year ended December 31, 2011, Woori Fund Service Co., Ltd. was founded by 100% investment of Woori Bank.
(*5)	Classified as a special purpose entity (“SPE”) and included in consolidation scope under Standing Interpretations Committee (“SIC”) -12 Consolidation—Special Purpose Entities, considering the activities of the SPE, decision-making powers, benefits and risks. In addition, principal and interest guaranteed trusts of Woori Bank, Kyongnam Bank, and Kwangju Bank are included in consolidation under SIC-12 Consolidation—Special Purpose Entities.
(*6)	Entity is excluded from consolidation due to liquidation during the year ended December 31, 2011.
(*7)	During the year ended December 31, 2011, Woori F&I acquired each 51%, 100%, 60%, 100%, 60%, 100%, 100%, 70%, 70% and 70% ownership interest of Woori EA 10th Asset Securitization Specialty, Woori F&I 19th Asset Securitization Specialty, Woori F&I 20th Asset Securitization Specialty, Woori F&I 21st Asset Securitization Specialty, Woori F&I 22nd Asset Securitization Specialty, Woori F&I 23rd Asset Securitization Specialty, Woori F&I 24th Asset Securitization Specialty, Woori EA 12th Asset Securitization Specialty, Woori EA 13th Asset Securitization Specialty and Woori EA 14th Asset Securitization Specialty, respectively.
(*8)	The number of holding shares increased due to the paid-in capital increase during the year ended December 31, 2011.
(*9)	The banks became a 100% subsidiary due to the additional acquisition during the year ended December 31, 2011.
(*10)	The number of holding shares decreased due to the paid-in capital decrease during the year ended December 31, 2011.
(*11)	During the year ended December 31, 2011, Woori Investment & Securities, a subsidiary, acquired the shares of KoFC Woori Growth Champ Private Equity Fund, Woori Investment Advisory Co. Ltd. (Beijing) and Woori Giant First Co., Ltd., for 27.3%, 100% and 100% ownership, respectively. KoFC Woori Growth Champ Private Equity Fund was included in the scope of consolidation as Woori Investment & Securities has controlling power as the a general partner of the fund.
(*12)	Excluded from consolidation because related risk and benefit have become extinct as a consequence of the company’s activity ended in substance.
(*13)	Consolidated financial information based on the financial statements as of September 30 because the year-end of Two Eagles KIB LLC is September 30 and there is no significant effect due to transactions and events from September 30 to December 31.
(*14)	All subsidiaries are located in Korea except for the following subsidiaries; 1) Woori America Bank, WR Investment America, LLC, Woori Investment Securities America, Inc., Two Eagles KIB LLC, Two Eagles LLC and Sahn Eagles LLC in America; 2) Woori Global Market Asia Limited, Woori Investment Securities (H.K.) Ltd. in Hong Kong; 3) Woori Bank (China) Limited, Woori Investment advisory Co. Ltd. (Beijing) in China; 4) ZAO Woori Bank in Russia; 5) PT. Bank Woori Indonesia, Woori Korindo Securities Indonesia in Indonesia; 6) Woori Investment Asia PTE. Ltd., Woori Absolute Partners PTE Ltd. in Singapore; 7) Woori Absolute Asia Global Opportunity Fund, Woori Absolute Return Investment Strategies Fund in Cayman Island; 8) LG Investments Holding B.V. (Amsterdam) GG in Netherland; 9) Connacht Capital Market Investment in Malaysia; 10) Woori Investment Securities Int’l Ltd. in United kingdom; and 11) Woori CBV Securities Corporation in Vietnam.

(3)	Summarized financial information before elimination of intercompany accounts of subsidiaries whose financial information prepared under IFRS for the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

	January 1, 2010
	Assets	Liabilities
Woori Bank	226,927,341	210,006,974
Kyongnam Bank	20,445,024	18,911,610
Kwangju Bank	16,195,427	15,169,242
Woori FIS	222,577	213,691
Woori F&I	556,289	386,647
Woori Investment & Securities	17,028,007	14,375,052
Woori Asset Management	89,863	22,467
Woori PE	1,976,137	1,833,535
Woori Financial	2,189,258	1,979,624

	December 31, 2010
	Assets	Liabilities	Operating revenue	Net income attributable to shareholders
Woori Bank	228,554,863	211,067,932	27,774,406	1,261,283
Kyongnam Bank	21,803,888	20,148,379	1,717,881	183,456
Kwangju Bank	16,841,006	15,713,606	1,197,919	124,437
Woori FIS	242,574	208,487	283,642	25,200
Woori F&I	1,168,266	975,980	134,038	37,861
Woori Investment & Securities	18,646,143	15,814,476	3,800,989	249,955
Woori Asset Management	84,417	21,361	35,578	4,987
Woori PE	2,090,984	1,977,879	255,990	2,274
Woori Financial	2,770,293	2,540,295	294,710	28,424

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income attributable to shareholders
Woori Bank	242,472,162	224,346,022	28,455,535	2,068,544
Kyongnam Bank	25,353,427	23,555,666	1,719,453	195,647
Kwangju Bank	18,030,369	16,813,501	1,137,243	136,328
Woori FIS Co., Ltd.	264,215	238,393	287,856	(3,480)
Woori F&I	1,371,031	1,114,343	172,100	43,145
Woori Investment & Securities	21,535,058	17,862,450	3,910,525	164,621
Woori Asset Management	80,020	17,174	32,111	1,462
Woori PE	1,575,969	1,505,636	382,597	651
Woori Financial	3,161,794	2,889,741	334,453	51,702
Woori FG Savings Bank	603,400	526,035	55,320	(32,352)

2. Significant Basis of Preparation and Accounting Policies

(1) Basis of presentation

The Group has adopted International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the annual periods beginning on January 1, 2011. In accordance with IFRS 1 First-time adoption of International Financial Reporting Standards, the transition date to IFRS is January 1, 2010. An explanation of how the transition to IFRS has affected the consolidated statements of financial position as of January 1, 2010 (date of transition) and December 31, 2010, and the consolidated statements of comprehensive income for the year ended December 31, 2010 of the Group are provided in Note 47 “Transition to IFRSs.”

The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar” or “US$” or “USD”) amounts are provided herein as supplementary information solely for the convenience of readers outside Korea. Korean Won amounts are expressed in U.S. Dollars at the rate of 1,158.5 Korean Won to US$1.00, the noon buying exchange rate in effect on December 30, 2011, as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. Dollars should not be construed as representations that Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The Group’s consolidated financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value.

(2) Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of Woori Finance Holdings and its subsidiaries which the Group is generally controlling through a majority voting right. The consolidated financial statements also include the account of special purpose entities (“SPE”s) where the Group has the power to govern the financial and operating policies of the SPEs so as to obtain benefits from its activities.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those adopted by the Group.

All intra-group transactions, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive income from the effective date of acquisition or up to the effective date of disposal, respectively, as appropriate. The carrying amount of non-controlling interests is adjusted to reflect their proportional share of changes in equity subsequent to the initial recognition. Total comprehensive income of subsidiaries is attributed to the owners of the Group and the non-controlling interests even if this results in the non-controlling interests have a deficit balance.

Changes in the Group’s ownership interests in subsidiaries, without a loss of control, are accounted for as equity transactions. The carrying amounts of the owners’ interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under International Accounting Standards (“IAS”) 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

An entity may be created to accomplish a narrow and well-defined objective (i.e. a securitization of financial assets, project financing and fund investments). A SPE may take the form of a corporation, trust, partnership or unincorporated entity. SPEs are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPEs. Frequently, the provisions on the legal arrangements specify that the policy guiding the ongoing activities of the SPEs cannot be modified, other than perhaps by its creator or sponsor (i.e. they operate on so-called “autopilot”).

An SPE shall be consolidated when the substance of the relationship between the Group and the SPE indicates that the Group controls the SPE. The relationship exists where the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains benefits from the SPE’s operation; the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated these decision-making powers; the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

A beneficial interest in an SPE may, for example, take the form of a debt instrument, an equity instrument, a participation right, a residual interest or a purchase commitment. Some beneficial interests may simply provide the holder with a fixed or stated rate of return, while others give the holder rights or access to other future economic benefits of the SPE’s activities. The Group may retain a significant beneficial interest in the SPE’s activities, even though it may own little or none of the SPE’s equity.

For example, the Group is liable to compensate trust account holders for losses incurred in certain trust accounts subject to minimum rate of return and principal or principal guarantees. These accounts are considered SPEs and are consolidated in the accompanying consolidated financial statements.

(3) Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in net income as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under IFRS 3 are recognized at their fair value, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date; and

•	assets (or disposal groups) classified as held for sale are measured at the lower of their previous carrying amount are fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquire and the fair value of the acquirer’s previously held equity interest in the acquire (if any), the excess is recognized immediately in net income as a bargain purchase gain.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income. Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income where such treatment would be appropriate if that interest were disposed of.

According to IFRS 1 First-time Adoption of International Financial Reporting Standards, the Group has elected not to apply IFRS 3 Business Combinations retrospectively to past business combinations that occurred before January 1, 2010, the date of transition to IFRSs. Therefore, the past business combinations has not been restated.

(4) Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Significant influence is generally presumed to exist when the Group holds 20% or more, but less than 50%, of the voting rights.

The net income of current period and the financial results of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in an associate is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the associate and any impairment. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, recognized immediately in net income.

The requirements of IAS 39 Financial Instruments: Recognition and Measurement to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

When the Group transacts with its associates, unrealized profits and losses resulting from the transactions with the associates are eliminated to the extent of interests in the associate.

(5) Interests in jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

The Group accounts for its interests in jointly controlled entities using the equity method, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, recognized immediately in net income.

(6) Revenue recognition

Interest income is recognized when earned. Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity is determined using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

The commission fees earned on loans, which is part of the effective interest rate of loans, is accounted for deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest method and included in interest revenues on loans.

Fees and commissions income, including investment management fees, credit card fees, guarantee commissions, placement and syndication fees, import/export letters of credit, commissions received on remittance and ATM service fees are recognized when the related services are performed.

Commitment and utilization fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to net income over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognized as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and determinable.

Credit card fees include commission received from retailers for processing credit card transaction and annual fees received from credit card holders. Revenue from the commission is accrued to net income when the service performed and annual fee is deferred and recognized as income over the period of the service provided.

The Group receives fees for its management of unconsolidated trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Group also is entitled to receive performance-based fees for certain trust accounts. These performance-based fees are recognized at the end of the performance period. In addition, a certain trust account which the Group guarantees to repay the principles and minimum interests of the trust account to its beneficiaries shall be included in the consolidated financial statements. The Group recognizes incomes when earned and expenses when interests paid to beneficiaries are accrued.

(7) Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Company. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at that date. Foreign exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge or that form part of net investment in foreign operations are recognized in equity.

A monetary available-for-sale (“AFS”) financial asset is treated as if it were carried at amortized cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortized cost are recognized in net income.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into Korean Won at foreign exchange rates at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognized in net income except for differences arising on non-monetary AFS financial assets, for example equity shares, which are included in the AFS reserve in equity unless the asset is the hedged item in a fair value hedge.

The Group identifies the most appropriate functional currency for each foreign operation based on the foreign operation’s activities. If Korean Won is not the foreign operation’s functional currency, its assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Korean Won at foreign exchange rates at the end of each reporting date while the revenues and expenses are translated into Korean Won at average exchange rates for the period unless these do not approximate to the foreign exchange rates at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognized directly in equity and included in net income on its disposal.

However, as the Group has determined to use the exemption of cumulative translation differences that existed at the date of transition to IFRSs in accordance with IFRS 1 First-time adoption of IFRS, the cumulative translation differences for all foreign operations were reset to be zero at the date of transition to IFRSs and the gain or loss on a subsequent disposal of any foreign operation exclude translation differences that arose before the date of transition to IFRSs and include later translation differences.

(8) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, interest-earning deposits with original maturities of up to 90 days of acquisition date and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(9) Financial assets and financial liabilities

1) Financial assets

On initial recognition, financial assets are classified into held-for-trading, designated as at fair value through profit or loss (“FVTPL”), AFS financial assets, held-to-maturity (“HTM”) investments and loans and receivables.

Held-for-trading:

A financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognized at fair value with transaction costs being recognized in net income. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognized in net income as they arise.

Designated as at FVTPL:

Financial assets may be designated as at FVTPL only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both, which is managed and performance is evaluated on a fair value basis; or (c) is related to a contract containing one or more embedded derivative that would be required to be separated from the host contract. Financial assets designated by the Group on initial recognition as at FVTPL are recognized at fair value, with transaction costs recognized in net income, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at FVTPL are recognized in net income as they arise.

AFS financial assets:

Financial assets that are not classified as HTM; held-for-trading; designated as at FVTPL; or loans and receivables, are classified as AFS. Financial assets can be designated as AFS on initial recognition. AFS financial assets are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as AFS financial assets. Impairment losses in monetary and non-monetary AFS financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method. Other changes in the fair value of AFS financial assets and any related tax are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognized in net income.

HTM investments:

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments and a fixed maturity and the Group has the positive intention and ability to hold to maturity. HTM investments are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

Loans and receivables:

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held-for-trading, or designated as at FVTPL. Loans and receivables are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

Regular way purchases of financial assets classified as loans and receivables are recognized on settlement date; issues of equity or financial liabilities measured at amortized cost are recognized on settlement date; all other regular way transactions in financial instruments are recognized on trade date.

However, in accordance with the exemption of IFRS 1 First-time adoption of International Financial Reporting Standards, some financial assets existing at the date of transition to IFRSs were designated as AFS financial assets and some financial assets existing at that date, which met the required criteria in IAS 39 Financial instruments: Recognition and Measurement, were also designated as financial assets at FVTPL.

2) Financial liabilities

On initial recognition financial liabilities are classified into held-for-trading; designated as at FVTPL; or amortized cost.

Held-for-trading:

A financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognized at fair value with transaction costs being recognized in net income. Subsequently, they are measured at fair value. Gains and losses are recognized in net income as they arise.

Designated as at FVTPL:

Financial liabilities may be designated as at FVTPL only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract. Financial liabilities that the Group designates on initial recognition as being at FVTPL are recognized at fair value, with transaction costs being recognized in net income, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at FVTPL are recognized in net income as they arise.

Amortized cost:

All other financial liabilities are measured at amortized cost using the effective interest method.

However, in accordance with the exemption of IFRS 1 First-time adoption of International Financial Reporting Standards, some financial liabilities existing at that date, which met the required criteria in IAS 39 Financial instruments: Recognition and Measurement, were also designated as financial liabilities at FVTPL.

3) Reclassifications

Held-for-trading and AFS financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Reclassifications are made at fair value. This fair value becomes the asset’s new cost or amortized cost as appropriate. Gains and losses recognized up to the date of reclassification are not reversed.

4) Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

However, in accordance with the exception to the retrospective application in IFRS 1 First-time adoption of International Financial Reporting Standards, the Group has applied the derecognition requirements in IAS 39 Financial instruments: Recognition and Measurement prospectively for transactions occurring on or after the date of transition to IFRSs. Therefore, the non-derivative financial assets or non-derivative financial liabilities derecognized in accordance with K-GAAP as a result of a transaction that occurred before the date of transition to IFRSs were not recognized in accordance with IFRSs.

5) Fair value of financial assets and liabilities

Financial instruments classified as held-for-trading or designated as at FVTPL and financial assets classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value.

Debt securities (held-for-trading, designated as at FVTPL and AFS) include those issued by governments, municipal bodies and financial institutions as well as corporate bonds and debentures.

Equity securities (held-for-trading, designated as at FVTPL and AFS) comprise equity shares of companies or corporations both listed and unlisted.

Derivatives include swaps (currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps), forward foreign exchange contracts, forward rate agreements, futures (currency, interest rate and equity) and options (exchange-traded options on currencies, interest rates and equities and equity indices and over-the-counter (“OTC”) currency and equity options, interest rate caps and floors and swaptions).

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. The Group characterizes active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads.

Where a financial instrument is not in active market characterized by low transaction volumes, price quotations which vary substantially among market participants, or in which minimal information is released publicly, fair values are established using valuation techniques rely on alternative market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility. The amount determined to be fair value may incorporate the management of the Group’s own assumptions (including assumptions that the Group believes market participants would use in valuing the financial instruments and assumptions relating to appropriate risk adjustments for nonperformance and lack of marketability).

The valuation techniques used to estimate the fair value of the financial instruments include market approach and income approach, each of which involves a significant degree of judgment. Under the market approach, fair value is determined by reference to a recent transaction involving the financial instruments or by reference to observable valuation measures for comparable companies or assets. Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current market expectations about the future amounts. In determining value under this approach, the Group makes assumptions regarding, among other things, revenues, operating income, depreciation and amortization, capital expenditures, income taxes, working capital needs, and terminal value of the financial investments. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

The following are descriptions of valuation methodologies used by the Group to measure various financial instruments at fair value.

Financial assets at FVTPL and AFS financial assets:

The fair value of the securities included in financial assets at FVTPL and AFS financial assets are recognized in the consolidated statements of financial position based on quoted market prices, where available. For debt securities traded in the OTC market, the Group generally determines fair value based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Group obtains three prices per instrument from reputable independent pricing services in Korea, such as Korea Asset Pricing

(an affiliate of Fitch Ratings), KIS Pricing (an affiliate of Moody’s Investors Service) and NICE Pricing Service, and generally uses the lowest of the prices obtained from such services without further adjustment. For non-marketable equity securities, the Group obtains prices from Korea Asset Pricing. The Group validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Group’s personnel who are familiar with market-related conditions.

Derivative assets and liabilities:

Quoted market prices are used for the Group’s exchange-traded derivatives, such as certain interest rate futures and option contracts. All of the Group’s derivatives are traded in OTC markets where quoted market prices are not readily available are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. If the model inputs for certain derivatives are not observable in a liquid market, significant judgments on the level of inputs used for valuation techniques are required.

Valuation Adjustments:

By using derivatives, the Group is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. If counterparty fails to perform, counterparty credit risk is equal to the amount reported as a derivative asset in the consolidated statements of financial position. The amounts reported as a derivative asset are derivative contracts in a gain position. Few of the Group’s derivatives are listed on an exchange. The majority of derivative positions are valued using internally developed models that use as their basis observable market inputs. Therefore, an adjustment is necessary to reflect the credit quality of each counterparty to arrive at fair value. Counterparty credit risk adjustments are applied to derivative assets, such as OTC derivative instruments, when the market inputs used in valuation models may not be indicative of the creditworthiness of the counterparty. Adjustments are also made when valuing financial liabilities to reflect the Group’s own credit standing.

The adjustment is based on probability of default of a counterparty and loss given default. The adjustment also takes into account contractual factors designed to reduce the Group’s credit exposure to each counterparty. To the extent derivative assets (liabilities) are subject to master netting arrangements, the exposure used to calculate the credit risk adjustment is net of derivatives in a loss (gain) position with the same counterparty and cash collateral received (paid).

6) Impairment of the financial assets

The Group assesses at the end of each reporting date whether there is any objective evidence that a financial asset or group of financial assets classified as AFS, HTM or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence of impairment as result of one or more events that occurred after the initial recognition asset and that event (or events) has an impact on the estimated future cash flows of the financial asset.

Financial assets carried at amortized cost:

If there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as HTM investments or as loans and receivables has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralized loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral.

Impairment losses are assessed individually for financial assets that are individually significant and assessed either individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognized in net income and the carrying amount of the financial asset or group of financial assets reduced by establishing a provision for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognized, the previously recognized loss is reversed by adjusting the provision. Once an impairment loss has been recognized on a financial asset or group of financial assets, interest income is recognized on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Impaired loans and receivables are written off (i.e. the impairment provision is applied in writing down the loan’s carrying value in full) when the Group concludes that there is no longer any realistic prospect of recovery of part or the entire loan. It is not the Group’s usual practice to write-off the asset at the time an impairment loss is recognized; it may however, take place in rare circumstances. Amounts recovered after a loan has been written off are reflected to the provision for the period in which they are received.

Financial assets carried at fair value:

When a decline in the fair value of a financial asset classified as AFS has been recognized directly in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss is removed from other comprehensive income and recognized in net income. The loss is measured as the difference between the amortized cost of the financial asset and its current fair value. Impairment losses on AFS equity instruments are not reversed through net income, but those on AFS debt instruments are reversed, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

(10) Offsetting financial instruments

Financial assets and liabilities are presented net in the consolidated statements of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11) Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimate accounted for on a prospective basis.

(12) Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. However, under IFRS 1 First-time adoption of International Financial Reporting Standard, certain premises and equipment such as land and buildings were re-evaluated at fair value, which is regarded as deemed cost, at the date of transition to IFRS.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

Depreciation is charged to net income on a straight-line basis on the estimated economic useful lives as follows:

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Useful lives of the same kind or similar other promises and equipment

The Group assesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13) Intangible assets and goodwill

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Useful life
Patents	10 years
Development costs	5 years
Software and others	4 to 5 years

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (“CGU”) expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU on a pro-rata basis based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in net income in the consolidated statements of comprehensive income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14) Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists. The Group estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(15) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

1) As a lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases being the minimum lease payments and any unguaranteed residual value discount interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term. Operating lease assets are included within premise and equipment and depreciated over their useful lives.

2) As a lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statements of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(16) Derivative instruments

Derivative instruments are classified as forward, futures, option, and swap, depending on the types of transactions and are classified as either trading or hedging if they are qualified for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognized in net income.

The Group designates certain hedging instruments to (a) hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); (b) hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction (cash flow hedge); and (c) hedge of a net investment in a foreign operation.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Company revokes the hedging relationship or when the hedging instrument is no longer qualified for hedge accounting. The fair value adjustment to the carrying amount of the hedged item is amortized to net income from that date to maturity using the effective interest method.

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item is recognized in net income.

Hedge accounting is discontinued when the hedging instrument is expired or sold, or it is no longer qualified for hedge accounting, and any cumulative gain or loss in other comprehensive income remains in equity until the forecast transaction is ultimately recognized in net income. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The effective portion of changes in the fair value of the hedging instrument is recognized in equity while the ineffective portion is recognized immediately in net income. The cumulated gain and loss in other comprehensive income is reclassified from equity to profit or loss on the disposal or partial disposal of the foreign operations.

(17) Assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(18) Provisions

The Group recognizes provision if it has a present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Group recognizes provision related to the unused portion of point rewards earned by credit card customers, payment guarantees, loan commitment and litigations. Where the Group is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(19) Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavorable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial liabilities or equity as appropriate.

The Group recognizes common stock as equity and redeemable preferred stocks as a liability. Direct expenses related to the issuance of new shares or options are recognized as a deduction from equity, net of any tax effects. If the Group reacquires its own equity instruments, those instruments (“treasury shares”) are presented as a deduction from total equity. The gain or loss on the purchase, sale, issue, or cancellation of treasury shares is not recognized in net income but recognized directly in equity.

(20) Financial guarantee contracts

Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognized as a liability; initially at fair value and, if not designated as at FVTPL, subsequently at the higher of its initial value less cumulative amortization and any provision under the contract measured in accordance with provision policy. Amortization is calculated so as to recognize fees receivable in net income over the period of the guarantee.

(21) Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that they are entitled to future compensated absences. Though the Group may have no legal obligation to pay a bonus, considering some cases, the Group has a practice of paying bonuses. In such cases, the Group has a constructive obligation, and thus the Group recognizes expenses and liabilities when employees render service.

The Group provides post-retirement benefit in the form of pensions, both defined contribution plans and defined benefit plans, to all eligible employees. Under defined contribution plans, the Group recognizes contribution payable to a defined contribution plan when eligible employees have rendered service. Under defined benefit plan, the Group measures its obligation to a defined benefit plan on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the plan liabilities. The plan assets are measured at their fair value. Any surplus or deficit of plan assets over liabilities is recognized in the consolidated statements of financial position as an asset (surplus) or liability (deficit). The current service cost, curtailments and any past service costs together with the expected return on plan assets less the unwinding of the discount on the plan liabilities is charged to operating expenses. Actuarial gains and losses are recognized in full in profit or loss when they occur.

Retirement benefit obligation on the consolidated statements of financial position is recognized as the present value of defined benefit obligation which applied to unrecognized past service cost, less the fair value of plan assets. If the plan assets exceeds the present value of defined benefit obligation, the excess amount shall be recognized as an asset to the extent of the refundable amount from the unrecognized past service cost and the present value of decreased amount of future contribution on unrecognized past service cost.

(22) Income taxes

Income tax consists of current and deferred income tax. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment or substantive enactment. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention either to settle the balances on a net basis or to realize the asset and settle the liability simultaneously.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred liabilities are not recognized of the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Income tax is charged or credited to the income statement, except when it relates to items charged or credited in other comprehensive income or directly to equity, in which case the income tax is also dealt with accordingly.

In accordance with the Korean Corporate Tax Act, the Company and its wholly owned domestic subsidiaries prepare a consolidated tax return which includes Woori Bank, Woori FIS, Woori F&I, Woori Asset Management, Woori PE, Woori Credit Information, Woori AMC, WR Loan, Woori FG Savings Bank and Woori Fund Service along with the Company as of December 31, 2011.

For all other subsidiaries of the Company, income tax is calculated on an individual entity basis and losses incurred by these other subsidiaries cannot be offset against profits earned by any other profitable entity.

(23) Earnings per share (“EPS”)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

(24) Accounting developments

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective :

Amendments to IFRS 7 Disclosures—Transfers of Financial Assets

The amendments to IFRS 7 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period.

The management does not anticipate that these amendments to IFRS 7 will have a significant effect on the Group’s disclosures regarding transfers of trade receivables previously affected. However, if the Group enters into other types of transfers of financial assets in the future, disclosures regarding those transfers may be affected. It will be applied for annual periods beginning on or after July 1, 2011.

Amendments to IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments : Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The management anticipates that IFRS 13 will be adopted in the Group’s consolidated financial statements for the annual period beginning January 1, 2013 and that the application of the new Standard may affect the amounts reported in the financial statements and result in more extensive disclosures in the financial statements.

Amendments to IAS 12 Deferred Tax—Recovery of Underlying Assets

The amendments to IAS 12 provide an exception to the general principles in IAS 12 that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset. Specifically, under the amendments, investment properties that are measured using the fair value model in accordance with IAS 40 Investment Property are presumed to be recovered through sale for the purposes of measuring deferred taxes, unless the presumption is rebutted in certain circumstances.

The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. Management anticipates that the application of the amendments to IAS 12 in future accounting periods may result in adjustments to the amount of deferred tax liabilities recognized in prior years regarding the Group’s investment properties for which the carrying amounts are presumed to be recovered through use. However, the management has not yet performed a detailed analysis of the impact of the application of the amendments and hence has not yet quantified the extent of the impact. It will be applied for annual periods beginning on or after January 1, 2012.

Amendments to IAS 19—Employee Benefits

The amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013 and require retrospective application with certain exceptions. The management anticipates that the amendments to IAS 19 will be adopted in the Group’s consolidated financial statements for the annual period beginning January 1, 2013 and that the application of the amendments to IAS 19 may have impact on amounts reported in respect of the Group’s defined benefit plans. However, the management has not yet performed a detailed analysis of the impact of the application of the amendments and hence has not yet quantified the extent of the impact.

3. Significant Accounting Estimates and Assumptions

The significant accounting estimates and assumptions are continually evaluated based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The following are the accounting estimates and assumptions that have a significant risk of causing changes to the carrying amounts of assets and liabilities within the next accounting period.

(1)	Impairment of goodwill

The Group performs impairment test of goodwill annually or more frequently when there is indication that a CGU may be impaired. To determine whether goodwill is impaired; the Group estimates the value of the CGUs to which goodwill has been allocated. The value in use is calculated based on the management’s estimation on the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

(2) Income Taxes

The Group is subject to income taxes in numerous jurisdictions, which requires significant judgment in determining realization of deferred tax. Actual tax payment may be different from the provision estimate and such difference may affect the income tax expense. There are various transactions and calculations for which the ultimate tax determination is uncertain. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance. In the event the group was to determine that the Group would be able to realize its deferred income tax assets in the future at an amount different than their net recorded amount, the Group would make an adjustment to the provision for income taxes at such time.

(3) Fair value of financial instruments

Financial instruments classified as held-for trading or designated as at FVTPL and financial instruments classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value. Financial instruments, which are not traded in active market will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks. The fair value of those assets is established by using valuation techniques.

As described in the significant accounting policies in Note 2-(9)-5), ‘ Fair value of financial assets and liabilities’, a variety of valuation techniques, which include market approach and income approach and internally developed models that incorporate various types of assumptions and variables, are used to determine the fair value of financial instruments.

(4) Provision for credit losses

The Group’s loan impairment provisions are established to recognize incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortized cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. Such objective evidence, indicative that a borrower’s financial condition has deteriorated, can include for loans that are individually assessed: delinquent loans; debt in restructuring; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deterioration in trading performance and, for loans that are collectively assessed: borrowers’ payment status and observable data about relevant macroeconomic measures.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual evaluation of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective evaluation of impairment).

There are two components to the Group’s loan impairment provisions (individual and collective).

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of borrower and net realizable value of any collateral held and the timing of anticipated receipts.

Collective assessment of impairment losses are established on a portfolio basis using the methodology based on historical loss experience. The methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective evaluation of impairment. Such methodology incorporates factors such as type of product and borrowers, credit rating, portfolio size, loss emergence period and recovery period and applies probability of default on each assets (or pool of assets) and loss given default by type of collateral. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

4. Risk Management

The Group’s operating activity is exposed to various financial risks; hence, the Group is required to analyze and assess the level of complex risks, determine the permissible level of risks and manage such risks.

The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as to how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting. The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as avoidance of concentration on capital at risk and establishment of acceptable level of risk limit.

(1) Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1) Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty and the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry and monitors obligors’ credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Loans and receivables:
Korean treasury and government agencies	7,227,488	9,788,926	13,761,594
Banks	10,482,364	10,276,950	12,921,330
Corporates	106,349,277	107,099,880	110,204,743
Consumers	86,998,045	89,626,049	98,272,289

Sub-total	211,057,174	216,791,805	235,159,956

Financial assets at FVTPL:
Debt securities held for trading	17,536,590	15,602,259	18,873,159
Designated at FVTPL	474,355	400,319	409,804
Derivative for trading	4,739,646	4,162,619	3,899,897

Sub-total	22,750,591	20,165,197	23,182,860

AFS debt securities	10,487,061	13,474,734	13,086,849
HTM securities	15,953,709	19,885,559	20,036,128
Derivative assets (hedging)	107,490	131,511	326,840
Off-balance sheet items:
Guarantees	26,134,163	25,008,780	26,702,154
Loan commitments	77,333,904	82,941,133	88,400,600

Sub-total	103,468,067	107,949,913	115,102,754

Total	363,824,092	378,398,719	406,895,387

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	January 1, 2010
	Korea	USA	UK	Japan	China	Others	Total
Loans and receivables	202,416,412	2,212,861	844,278	526,490	1,535,010	3,522,123	211,057,174
Financial assets at FVTPL	22,697,378	34,702	18,511	—	—	—	22,750,591
AFS debt securities	10,355,680	128,368	—	—	—	3,013	10,487,061
HTM securities	15,832,339	2,808	—	—	—	118,562	15,953,709
Derivative assets (hedging)	107,490	—	—	—	—	—	107,490
Off-balance sheet items	102,041,541	116,727	67,104	96,706	509,805	636,184	103,468,067

Total	353,450,840	2,495,466	929,893	623,196	2,044,815	4,279,882	363,824,092

	December 31, 2010
	Korea	USA	UK	Japan	China	Others	Total
Loans and receivables	207,708,457	2,068,858	709,628	568,867	1,988,423	3,747,572	216,791,805
Financial assets at FVTPL	20,078,173	25,366	61,272	—	32	354	20,165,197
AFS debt securities	13,324,102	123,364	—	—	15,503	11,765	13,474,734
HTM securities	19,765,444	2,262	—	—	—	117,853	19,885,559
Derivative assets (hedging)	131,511	—	—	—	—	—	131,511
Off-balance sheet items	106,467,780	171,620	68,634	49,651	563,899	628,329	107,949,913

Total	367,475,467	2,391,470	839,534	618,518	2,567,857	4,505,873	378,398,719

	December 31, 2011
	Korea	USA	UK	Japan	China	Others	Total
Loans and receivables	225,621,567	1,748,898	814,148	535,055	2,282,712	4,157,576	235,159,956
Financial assets at FVTPL	23,069,879	—	1,366	—	9,893	101,722	23,182,860
AFS debt securities	12,955,152	81,030	—	—	34,035	16,632	13,086,849
HTM securities	19,933,161	1,967	—	—	1,817	99,183	20,036,128
Derivative assets (hedging)	326,840	—	—	—	—	—	326,840
Off-balance sheet items	112,451,295	215,942	108,222	71,230	632,189	1,623,876	115,102,754

Total	394,357,894	2,047,837	923,736	606,285	2,960,646	5,998,989	406,895,387

Others are including deposits, call loans and loans due from banks in Vietnam, Panama and European countries.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service industry, manufacturing industry and others (including retail), in accordance with the Korea standard industrial classification code (Unit: Korean Won in millions):

	January 1, 2010
	Service	Manufacturing	Others	Total
Loans and receivables	74,189,800	40,337,948	96,529,426	211,057,174
Financial assets at FVTPL	11,941,615	504,303	10,304,673	22,750,591
AFS debt securities	4,311,273	230,707	5,945,081	10,487,061
HTM securities	12,423,719	15,824	3,514,166	15,953,709
Derivative assets (hedging)	—	—	107,490	107,490
Off-balance sheet items	23,140,997	42,932,383	37,394,687	103,468,067

Total	126,007,404	84,021,165	153,795,523	363,824,092

	December 31, 2010
	Service	Manufacturing	Others	Total
Loans and receivables	77,616,182	41,945,784	97,229,839	216,791,805
Financial assets at FVTPL	12,040,253	639,863	7,485,081	20,165,197
AFS debt securities	7,343,957	133,643	5,997,134	13,474,734
HTM securities	12,054,296	70,563	7,760,700	19,885,559
Derivative assets (hedging)	—	—	131,511	131,511
Off-balance sheet items	24,788,809	42,885,636	40,275,468	107,949,913

Total	133,843,497	85,675,489	158,879,733	378,398,719

	December 31, 2011
	Service	Manufacturing	Others	Total
Loans and receivables	80,079,276	47,437,073	107,643,607	235,159,956
Financial assets at FVTPL	12,323,082	1,143,206	9,716,572	23,182,860
AFS debt securities	6,772,177	245,531	6,069,141	13,086,849
HTM securities	10,589,496	80,317	9,366,315	20,036,128
Derivative assets (hedging)	—	—	326,840	326,840
Off-balance sheet items	29,579,013	44,057,257	41,466,484	115,102,754

Total	139,343,044	92,963,384	174,588,959	406,895,387

3) Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	January 1, 2010
	Korean treasury and government agencies	Banks	Corporates	Consumers	Total
Loans neither overdue nor impaired	7,267,401	10,545,119	105,464,755	85,484,256	208,761,531
Loans overdue but not impaired	312	1,779	501,421	1,350,863	1,854,375
Impaired loans	—	—	3,699,477	604,451	4,303,928

Gross loans	7,267,713	10,546,898	109,665,653	87,439,570	214,919,834

Provision for credit losses	40,225	64,534	3,316,376	441,525	3,862,660

Total, net	7,227,488	10,482,364	106,349,277	86,998,045	211,057,174

	December 31, 2010
	Korean treasury and government agencies	Banks	Corporates	Consumers	Total
Loans neither overdue nor impaired	9,793,460	10,301,676	103,930,572	88,355,058	212,380,766
Loans overdue but not impaired	832	855	384,882	1,025,497	1,412,066
Impaired loans	89	1,083	7,206,665	708,550	7,916,387

Gross loans	9,794,381	10,303,614	111,522,119	90,089,105	221,709,219

Provision for credit losses	5,455	26,664	4,422,239	463,056	4,917,414

Total, net	9,788,926	10,276,950	107,099,880	89,626,049	216,791,805

	December 31, 2011
	Korean treasury and government agencies	Banks	Corporates	Consumers	Total
Loans neither overdue nor impaired	13,765,038	12,934,452	108,973,068	96,548,782	232,221,340
Loans overdue but not impaired	325	3,493	200,488	1,273,662	1,477,968
Impaired loans	1	1,494	4,538,896	958,255	5,498,646

Gross loans	13,765,364	12,939,439	113,712,452	98,780,699	239,197,954

Provision for credit losses	3,770	18,109	3,507,709	508,410	4,037,998

Total, net	13,761,594	12,921,330	110,204,743	98,272,289	235,159,956

a) Credit quality of loans and receivables

The Group manages its loans and receivables, net of allowance that are not overdue nor impaired through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

The amounts included below are net of the allowance which pertains to the loans included in this category.

	January 1, 2010
			Corporates
	Korean treasury and government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Investment grade	7,226,841	10,479,962	37,093,410	5,432,474	3,871,344	46,397,228	77,484,038	141,588,069
Non-investment grade (*)	336	693	25,528,950	22,589,537	9,275,553	57,394,040	8,020,048	65,415,117

Total	7,227,177	10,480,655	62,622,360	28,022,011	13,146,897	103,791,268	85,504,086	207,003,186

Value of collateral	36,500	273,989	24,535,698	22,889,309	3,259,232	50,684,239	66,398,675	117,393,403

	December 31, 2010
			Corporates
	Korean treasury and government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Investment grade	9,777,778	10,260,817	38,901,101	6,586,526	3,884,867	49,372,494	79,802,507	149,213,596
Non-investment grade (*)	10,311	14,279	24,752,220	23,123,896	5,300,523	53,176,639	8,381,166	61,582,395

Total	9,788,089	10,275,096	63,653,321	29,710,422	9,185,390	102,549,133	88,183,673	210,795,991

Value of collateral	125	371,473	24,713,800	24,327,161	2,599,336	51,640,297	70,977,289	122,989,184

	December 31, 2011
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small medium sized enterprise	Project financing	Sub-total
Investment grade	13,753,815	12,892,460	43,334,956	8,442,771	4,592,920	56,370,647	85,841,335	168,858,257
Non-investment grade (*)	7,454	25,076	23,602,749	23,512,750	3,978,401	51,093,900	10,507,991	61,634,421

Total	13,761,269	12,917,536	66,937,705	31,955,521	8,571,321	107,464,547	96,349,326	230,492,678

Value of collateral	6,374	540,337	28,160,494	25,789,912	2,800,729	56,751,135	79,859,626	137,157,472

(*)	Below BBB- by internal credit rating

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables, net of provision overdue but not impaired is as follows (Unit: Korean Won in millions):

The amounts included below are net of the allowance which pertains to the loans included in this category.

	January 1, 2010
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small medium sized enterprise	Project financing	Sub-total
Less than 30 days	311	1,709	152,859	80,514	25,679	259,052	953,268	1,214,340
30 to 60 days	—	—	41,978	18,052	—	60,030	77,477	137,507
60 to 90 days	—	—	21,640	8,724	—	30,364	52,610	82,974

Total	311	1,709	216,477	107,290	25,679	349,446	1,083,355	1,434,821

Value of collateral (*)	—	—	49,433	82,577	27,190	159,200	734,027	893,227

	December 31, 2010
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small medium sized enterprise	Project financing	Sub-total
Less than 30 days	832	854	108,860	83,762	8,326	200,948	849,385	1,052,019
30 to 60 days	—	—	61,583	33,742	—	95,325	77,660	172,985
60 to 90 days	—	—	72,699	3,183	—	75,882	40,830	116,712

Total	832	854	243,142	120,687	8,326	372,155	967,875	1,341,716

Value of collateral (*)	—	—	84,018	99,675	—	183,693	687,248	870,941

	December 31, 2011
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small medium sized enterprise	Project financing	Sub-total
Less than 30 days	325	3,491	54,278	93,190	7,708	155,176	1,007,040	1,166,032
30 to 60 days	—	—	4,964	21,707	—	26,671	115,415	142,086
60 to 90 days	—	—	1,796	8,724	—	10,520	69,098	79,618

Total	325	3,491	61,038	123,621	7,708	192,367	1,191,553	1,387,736

Value of collateral (*)	—	—	15,112	100,549	—	115,661	894,850	1,010,511

(*)	The value of collateral held is recoverable amounts used when calculating the respective provision for credit losses.

c) Impaired loans and receivables

Impaired loans and receivables, net of provision is as follows (Unit: Korean Won in millions):

	January 1, 2010
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,662,848	377,700	168,015	2,208,563	410,604	2,619,167
Value of collateral (*)	—	—	760,569	422,917	35,103	1,218,589	208,375	1,426,964

	December 31, 2010
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	5	1,000	2,631,502	380,858	1,166,232	4,178,592	474,501	4,654,098
Value of collateral (*)	—	1,083	1,545,413	423,380	344,129	2,312,922	222,398	2,536,403

	December 31, 2011
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	303	1,890,402	424,609	232,818	2,547,829	731,410	3,279,542
Value of collateral (*)	—	—	1,000,962	538,796	184,976	1,724,734	387,943	2,112,677

(*)	The collateral value held is recoverable amount used when calculating provision for credit losses.

The collateral values are evaluated based on the appraisal value of external valuation experts, as adjusted for significant inputs related to the foreclosure proceeding for such collateral. Such adjustments mainly take into account (i) a collateral recognition factor, which reflects the average historical auction clearance rate for such type of collateral in the same region in Korea for the past year and adjustments based on changes that the Company anticipates to the value of the collateral as well as the anticipated costs with regard to foreclosure proceedings, (ii) a present value discount factor, to account for the time required to complete the foreclosure proceedings and (iii) the value of any liens and other security interests which are senior to those of the Company.

The above-described adjustments to the appraisal value of collateral as determined by external valuation experts are made on a quarterly basis.

In addition, to validate the appropriateness of the appraisal values provided by external valuation experts, the Company reviews the qualification of the external valuation experts (including a review of whether such experts are legitimately registered with the Korea Association of Property Appraisers) and evaluates the assumptions and valuation model used by such experts as well as the appropriateness of variables by reference to market data and comparisons to actual transaction prices in similar regions.

4) Credit risk of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	January 1, 2010
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	8,172,088	—	6,345,117	13,682,599	28,199,804
AA- ~ AA+	7,450,873	—	776,489	1,286,298	9,513,660
BBB- ~ A+	1,865,906	444,200	3,361,537	984,812	6,656,455
Below BBB-	47,723	30,155	2,050	—	79,928
Default grade	—	—	1,868	—	1,868

Total	17,536,590	474,355	10,487,061	15,953,709	44,451,715

	December 31, 2010
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	6,935,788	—	9,747,263	17,361,007	34,044,058
AA- ~ AA+	6,675,258	—	833,402	940,913	8,449,573
BBB- ~ A+	1,875,250	400,319	2,846,573	1,583,634	6,705,776
Below BBB-	86,688	—	45,674	—	132,362
Default grade	29,275	—	1,822	5	31,102

Total	15,602,259	400,319	13,474,734	19,885,559	49,362,871

	December 31, 2011
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	11,631,283	—	10,105,669	17,910,287	39,647,239
AA- ~ AA+	6,428,995	—	1,102,943	1,223,193	8,755,131
BBB- ~ A+	748,023	408,810	1,723,995	902,648	3,783,476
Below BBB-	64,858	994	152,397	—	218,249
Default grade	—	—	1,845	—	1,845

Total	18,873,159	409,804	13,086,849	20,036,128	52,405,940

(2) Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities, the Group avoids, bears or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit by subsidiaries for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. The Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2) Sensitivity analysis of market risk

The Group performs the sensitivity analyses for both trading and non-trading activities. For the trading activities, the Group uses a VaR model which uses certain assumptions of possible fluctuations in market conditions and, by conducting simulations of gains and losses, estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Group’s bank subsidiaries such as Woori Bank, Kyongnam Bank and Kwangju Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on a ‘Gap’ in interest rate per Bank for International Settlements (“BIS”) Framework. NII is a profit based indicator for displaying profit changes in short term due to the short term interest change. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economical view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of asset. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to interest rate of a certain period of time. Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a) Trading activities

The minimum, maximum and average VaR for the years ended December 31, 2010 and 2011, respectively, and the VaR as of December 31, 2010 and 2011, respectively, are as follows (Unit: Korean Won in millions):

	As of December 31, 2010	For the year ended December 31, 2010			As of December 31, 2011	For the year ended December 31, 2011
		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	(6,271)	(15,563)	(30,387)	(5,284)	(8,495)	(8,733)	(11,117)	(5,967)
Stock price	(4,793)	(5,801)	(17,913)	(2,223)	(6,329)	(7,653)	(11,486)	(4,974)
Foreign currencies	(2,541)	(9,245)	(26,912)	(2,280)	(3,227)	(3,573)	(7,151)	(1,639)
Commodity price	(81)	(847)	(2,760)	(11)	(3)	(333)	(3,070)	(2)

Total	(7,358)	(11,050)	(28,057)	(5,498)	(10,682)	(11,330)	(14,675)	(8,053)

b) Non-trading activities

The NII and NPV calculated, respectively, by using the simulation method for Woori Bank, Kyongnam Bank and Kwangju Bank and the scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	January 1, 2010		December 31, 2010		December 31, 2011
	NII	NPV	NII	NPV	NII	NPV
Base case	5,676,827	11,101,946	5,743,961	16,313,595	5,943,993	13,262,235
Base case (Prepay)	5,683,689	11,153,933	5,742,015	16,365,853	5,949,816	13,148,172
IR 100bp up	6,045,429	11,853,466	6,046,107	16,893,648	6,230,290	13,375,487
IR 100bp down	5,295,204	10,293,927	5,410,688	15,684,312	5,614,039	13,172,038
IR 200bp up	6,415,204	12,557,878	6,348,345	17,433,773	6,516,351	13,507,906
IR 200bp down	4,805,768	9,419,893	4,979,079	14,994,678	5,193,395	13,109,481
IR 300bp up	6,784,635	13,221,647	6,650,581	17,940,734	6,802,411	13,655,892
IR 300bp down	4,037,279	8,454,812	4,312,328	14,230,650	4,671,343	13,082,383

The EaR and VaR calculated, respectively, based on the BIS Framework of the Company and subsidiaries excluding Woori Bank, Kyongnam Bank, and Kwangju Bank are as follows (Unit: Korean Won in millions):

January 1, 2010		December 31, 2010		December 31, 2011
EaR	VaR	EaR	VaR	EaR	VaR
(68,191)	(66,909)	(111,686)	(66,633)	(39,458)	(66,885)

3) Other market risk

a) Interest rate risk

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	January 1, 2010
	Total	Within 3months	3 to 6months	6 to 9months	9 to 12months	1 to 5years	5years~
Asset:
Loans and receivables	212,485,283	176,646,429	14,048,916	4,441,001	3,917,459	10,944,892	2,486,586
AFS financial assets	10,558,099	1,178,340	1,207,069	953,246	1,256,213	5,457,173	506,058
HTM financial assets	16,492,824	3,508,333	1,579,159	964,158	2,557,534	7,766,716	116,924

Total	239,536,206	181,333,102	16,835,144	6,358,405	7,731,206	24,168,781	3,109,568

Liability:
Deposits due to customers	178,170,747	103,365,116	19,578,709	16,859,122	17,307,906	20,749,385	310,509
Borrowings	31,948,998	20,709,406	2,928,297	896,962	1,191,002	5,097,944	1,125,387
Debentures	34,900,494	4,272,523	3,738,108	3,436,751	4,108,063	16,567,802	2,777,247

Total	245,020,239	128,347,045	26,245,114	21,192,835	22,606,971	42,415,131	4,213,143

	December 31, 2010
	Total	Within 3months	3 to 6months	6 to 9months	9 to 12months	1 to 5years	5years~
Asset:
Loans and receivables	204,945,763	165,888,703	19,418,027	3,979,820	4,427,612	9,930,547	1,301,054
AFS financial assets	14,271,003	1,764,151	2,504,690	910,212	3,048,539	5,532,238	511,173
HTM financial assets	20,678,032	3,996,469	416,337	1,131,782	2,254,476	12,756,208	122,760

Total	239,894,798	171,649,323	22,339,054	6,021,814	9,730,627	28,218,993	1,934,987

Liability:
Deposits due to customers	187,050,714	102,544,787	23,532,257	20,187,179	17,483,099	23,035,383	268,009
Borrowings	33,030,083	20,651,805	4,234,846	899,601	1,618,625	4,517,763	1,107,443
Debentures	32,850,399	7,512,408	1,537,338	1,265,103	2,185,883	16,508,223	3,841,444

Total	252,931,196	130,709,000	29,304,441	22,351,883	21,287,607	44,061,369	5,216,896

	December 31, 2011
	Total	Within 3months	3 to 6months	6 to 9months	9 to 12months	1 to 5years	5years~
Asset:
Loans and receivables	221,489,544	162,935,497	28,109,587	5,347,251	6,011,847	12,292,132	6,793,230
AFS financial assets	16,997,594	2,687,482	1,715,632	2,253,811	3,153,123	6,703,353	484,193
HTM financial assets	21,548,196	4,079,416	2,843,038	1,346,271	1,308,890	11,815,271	155,310

Total	260,035,334	169,702,395	32,668,257	8,947,333	10,473,860	30,810,756	7,432,733

Liability:
Deposits due to customers	198,793,984	106,191,712	26,938,477	20,810,689	19,487,233	25,088,248	277,625
Borrowings	34,941,240	22,496,224	3,744,346	955,878	2,702,381	3,889,306	1,153,105
Debentures	30,960,193	5,406,008	1,888,020	1,532,052	2,601,066	17,650,244	1,882,803

Total	264,695,417	134,093,944	32,570,843	23,298,619	24,790,680	46,627,798	3,313,533

b) Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	January 1, 2010
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency equivalent	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and
receivables	20,831	20,018,975	348,456	4,400,377	77	13,239	896	1,500,264	2,381,909	28,314,764
Financial assets at FVTPL	411	480,383	303	3,820	—	—	1	1,810	—	486,013
AFS financial assets	545	635,849	4,690	59,225	—	—	58	97,648	41,620	834,342
HTM financial assets	66	77,455	—	—	—	—	—	—	120,224	197,679

Total	21,853	21,212,662	353,449	4,463,422	77	13,239	955	1,599,722	2,543,753	29,832,798

Liability:
Financial liabilities at FVTPL	1,928	2,251,292	1,249	15,775	—	—	2	3,870	—	2,270,937
Deposits due to customer	6,493	7,581,261	56,318	711,189	2	339	357	597,229	1,215,965	10,105,983
Borrowings	8,117	9,476,958	92,487	1,167,940	—	—	206	344,256	276,376	11,265,530
Debentures	3,038	3,547,047	10,000	126,282	—	—	300	502,284	180,628	4,356,241
Other financial liabilities	903	1,054,872	4,198	53,015	—	—	76	126,926	69,873	1,304,686

Total	20,479	23,911,430	164,252	2,074,201	2	339	941	1,574,565	1,742,842	29,303,377

Off-balance sheet items	11,951	13,953,830	45,612	575,999	—	—	843	1,411,532	623,994	16,565,355

	December 31, 2010
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	16,617	18,924,779	339,844	4,747,892	9,563	1,649,546	958	1,450,281	1,792,380	28,564,878
Financial assets at FVTPL	780	887,785	403	5,629	295	50,832	—	322	2,016	946,584
AFS financial assets	302	353,280	2,030	22,456	90	15,551	13	22,059	49,172	462,518
HTM financial assets	26	29,612	—	—	—	—	—	—	113,925	143,537

Total	17,725	20,195,456	342,277	4,775,977	9,948	1,715,929	971	1,472,662	1,957,493	30,117,517

Liability:
Financial liabilities at FVTPL	1,518	1,726,729	1,732	24,195	—	—	1	1,024	—	1,751,948
Deposits due to customer	5,449	6,205,524	46,070	643,630	7,203	1,242,431	162	244,678	461,449	8,797,712
Borrowings	6,814	7,759,779	184,671	2,580,000	972	167,680	723	1,094,644	403,342	12,005,445
Debentures	3,556	4,050,173	10,000	139,708	—	—	—	—	258,545	4,448,426
Other financial liabilities	908	1,033,649	11,418	159,521	122	21,066	29	43,868	38,779	1,296,883

Total	18,245	20,775,854	253,891	3,547,054	8,297	1,431,177	915	1,384,214	1,162,115	28,300,414

Off-balance sheet items	11,823	13,465,290	37,580	525,025	506	87,291	730	1,105,112	564,621	15,747,339

	December 31, 2011
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	21,140	24,380,962	340,442	5,056,106	9,809	1,790,168	883	1,319,120	2,202,903	34,749,259
Financial assets at FVTPL	694	800,019	1,238	18,389	208	37,871	1	1,375	568	858,222
AFS financial assets	177	204,029	1,102	16,362	186	33,937	15	22,050	36,148	312,526
HTM financial assets	21	23,867	—	—	10	1,812	—	—	77,283	102,962

Total	22,032	25,408,877	342,782	5,090,857	10,213	1,863,788	899	1,342,545	2,316,902	36,022,969

Liability:
Financial liabilities at FVTPL	425	489,613	1,766	26,225	—	—	2	2,667	—	518,505
Deposits due to customer	6,341	7,315,781	63,427	942,003	8,790	1,604,293	230	344,227	508,233	10,714,537
Borrowings	8,452	9,748,919	199,649	2,965,102	4	766	859	1,283,618	344,566	14,342,971
Debentures	3,809	4,392,959	50,019	742,856	—	—	—	—	274,503	5,410,318
Other financial liabilities	2,553	2,944,212	25,010	371,451	128	23,428	372	555,366	200,691	4,095,148

Total	21,580	24,891,484	339,871	5,047,637	8,922	1,628,487	1,463	2,185,878	1,327,993	35,081,479

Off-balance sheet items	12,345	14,237,934	35,466	526,720	123	22,451	703	1,050,120	601,735	16,438,960

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2) Maturity analysis of non-derivative financial liabilities

a)	The Group’s maturity analysis of non-derivative financial liabilities, cash flows of principals and interests, by remaining contractual maturities are as follows (Unit: Korean Won in millions):

	January 1, 2010
	Total	Within 3months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5years	5years~
Financial liabilities at FVTPL	6,133,108	776,089	173,002	276,484	538,655	2,572,404	1,796,474
Deposits due to customers	180,760,608	96,548,595	16,469,752	17,138,033	42,233,441	6,739,218	1,631,569
Borrowings	32,583,374	18,539,630	3,786,135	1,530,669	1,486,384	6,121,679	1,118,877
Debentures	34,027,928	2,656,131	3,906,549	3,390,199	4,670,466	16,798,487	2,606,096
Other financial liabilities	8,989,724	5,224,524	1,600	58,880	131,931	20,833	3,551,956

Total	262,494,742	123,744,969	24,337,038	22,394,265	49,060,877	32,252,621	10,704,972

	December 31, 2010
	Total	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 Years	5 years~
Financial liabilities at FVTPL	5,601,771	1,012,285	153,065	179,205	475,435	2,375,678	1,406,103
Deposits due to customers	189,373,350	105,659,685	19,538,361	18,293,470	37,080,839	7,085,608	1,715,387
Borrowings	33,732,584	18,683,626	5,065,748	1,243,096	2,244,996	5,359,782	1,135,336
Debentures	37,147,015	1,312,953	2,068,180	2,359,493	3,011,895	21,230,118	7,164,376
Other financial liabilities	9,414,530	5,979,160	28,803	9,210	117,514	97,222	3,182,621

Total	275,269,250	132,647,709	26,854,157	22,084,474	42,930,679	36,148,408	14,603,823

	December 31, 2011
	Total	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	5,780,042	1,057,626	184,647	260,209	362,821	3,670,422	244,317
Deposits due to customers	202,643,808	115,656,618	22,510,097	18,361,302	38,515,144	5,976,081	1,624,566
Borrowings	35,831,760	20,687,439	4,406,057	1,655,742	3,169,074	4,763,273	1,150,175
Debentures	33,791,328	4,106,984	2,119,383	1,696,919	3,001,881	20,353,520	2,512,641
Other financial liabilities	17,363,140	12,324,772	36,849	9,660	152,196	218,050	4,621,613

Total	295,410,078	153,833,439	29,257,033	21,983,832	45,201,116	34,981,346	10,153,312

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	January 1, 2010
	Total	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	6,133,108	776,089	173,002	276,484	538,655	2,572,404	1,796,474
Deposits due to customers	179,961,542	118,835,371	21,916,044	15,347,620	17,738,778	4,836,354	1,287,375
Borrowings	32,413,389	18,525,160	3,773,559	1,458,429	1,471,362	6,066,001	1,118,878
Debentures	34,027,928	2,656,131	3,906,549	3,390,199	4,670,466	16,798,487	2,606,096
Other financial liabilities	8,989,724	5,224,524	1,600	58,880	131,931	20,833	3,551,956

Total	261,525,691	146,017,275	29,770,754	20,531,612	24,551,192	30,294,079	10,360,779

	December 31, 2010
	Total	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	5,601,771	1,012,285	153,065	179,205	475,435	2,375,678	1,406,103
Deposits due to customers	188,587,551	125,842,026	24,530,668	16,050,694	15,648,629	5,234,593	1,280,941
Borrowings	33,584,733	18,671,541	5,053,562	1,164,226	2,235,945	5,324,123	1,135,336
Debentures	37,147,015	1,312,953	2,068,180	2,359,493	3,011,895	21,230,118	7,164,376
Other financial liabilities	9,414,530	5,979,160	28,803	9,210	117,514	97,222	3,182,621

Total	274,335,600	152,817,965	31,834,278	19,762,828	21,489,418	34,261,734	14,169,377

	December 31, 2011
	Total	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	5,764,297	1,031,980	185,473	261,487	363,446	3,670,422	251,489
Deposits due to customers	201,858,224	127,915,964	27,364,643	18,757,322	21,595,623	5,034,209	1,190,463
Borrowings	35,638,296	20,675,874	4,383,826	1,554,955	3,158,728	4,714,738	1,150,175
Debentures	33,791,328	4,106,984	2,119,383	1,696,919	3,001,881	20,353,520	2,512,641
Other financial liabilities	17,362,282	12,323,913	36,849	9,660	152,195	218,050	4,621,615

Total	294,414,427	166,054,715	34,090,174	22,280,343	28,271,873	33,990,939	9,726,383

3) Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

	Total due	Within 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 5 years	5 years~
January 1, 2010	5,099,007	4,292,579	56,124	68,567	26,778	596,882	58,077
December 31, 2010	3,913,629	3,432,048	35,127	43,438	19,032	341,830	42,154
December 31, 2011	4,142,140	3,353,984	37,133	28,800	43,648	645,063	33,512

4) Maturity analysis of off-balance accounts are as follows (Unit: Korean Won in millions):

The Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. Guarantees and loan commitments have expiration dates. However, under the term of the guarantees and loan commitments, amounts are funded upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Guarantees	26,134,163	25,008,780	26,702,154
Loan commitments	77,333,904	82,941,133	88,400,600

The maturity of guarantees or loan commitments disclosed in the maturity analysis of off-balance accounts would be drawn down within 3 months which is the earliest date loan commitments can be drawn down or guarantees would be called.

(4)	Capital management

In accordance with financial holding company regulations, the Group is required to maintain a minimum 8% of the capital adequacy ratio with high capital risk. The capital adequacy ratio must correspond to the standard of own capital regulation of BIS and is calculated by dividing own capital by asset (weighted with a risk premium—risk weighted assets) based on the financial statements of a holding company which owns bank as its subsidiary (the “bank holding company”) and its subsidiaries.

The own capital consists of basic capital and supplement capital. Goodwill and others which have only few characteristics as capital under the purposes of capital management are deducted from basic capital or own capital. The basic capital consists of capital, capital surplus, and retained earnings; while the supplement capital includes liabilities which meet regulatory requirements.

The risk weighted assets consist of credit risk weighted and market risk weighted assets. The credit risk weighted assets are calculated by multiplying risk weighted value which is given by credit level of other party on transaction, maturity of bond, collateral and the existence of guarantee by relevant assets. The market risk weighted assets are calculated by multiplying required capital on market risk (e.g. interest rate, stock and foreign currencies) by 12.5. The Group calculates its capital adequacy ratio under Basel I, according to the financial holding company regulations.

The capital adequacy with figures as of January 1, 2010 and December 31, 2010 based on K-GAAP and as of December 31, 2011 based on IFRS (Unit: Korea Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Tier 1 Capital	16,674,089	17,784,766	18,530,442
Tier 2 Capital(*)	8,150,005	7,054,778	7,138,106

Total risk-adjusted capital	24,824,094	24,839,544	25,668,548

Risk-weighted assets for credit risk	193,868,586	192,359,587	203,412,508
Risk-weighted assets for market risk	7,086,190	5,891,357	4,656,713

Total risk-weighted assets	200,954,776	198,250,944	208,069,221

Tier 1 capital ratio	8.30%	8.97%	8.91%
Tier 2 capital ratio	4.05%	3.56%	3.43%
Total risk-based capital ratio	12.35%	12.53%	12.34%

(*)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from Tier 2 pursuant to the guidelines of the Financial Supervisory Service.

5. Operating Segments

The Group’s Chief Operation Decision Maker (CODM) is the Chief Financial Officer. In evaluating the results of the Group and allocating resources, the CODM utilizes two different sets of financial information. The primary one is the information prepared on the bases of type of customer and the secondary one is by legal entity. Both sets of financial information are equally monitored by the Board of Directors and each of the segments herein described are independently monitored.

(1)	Segment by type of customers

The CODM monitors its businesses primarily by type of customers. The reportable segments are:

•	Consumer banking: consumer banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Corporate banking: corporate banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Investment banking: investment banking divisions of subsidiaries, Woori Bank and Woori Investment & Securities;

•

Capital market: capital market (representing securities trading and asset and liability management) divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities; and

•	Others: the Company and administration centers of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and other consolidated subsidiaries.

(Unit: Korean Won in millions)

	January 1, 2010
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Assets	72,441,726	108,655,250	9,060,213	41,815,156	74,728,107	306,700,452	(21,859,446)	284,841,006
Liabilities	72,479,328	111,402,942	445,246	32,517,999	53,682,372	270,527,887	(4,898,285)	265,629,602

	December 31, 2010
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Assets	75,086,716	105,469,496	8,445,014	43,268,037	78,455,130	310,724,393	(19,547,075)	291,177,318
Liabilities	80,169,868	111,315,741	292,545	31,208,006	49,565,350	272,551,510	(1,679,946)	270,871,564

	December 31, 2011
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Assets	78,613,580	112,923,658	8,451,890	46,780,998	89,391,620	336,161,746	(23,370,097)	312,791,649
Liabilities	81,570,032	117,413,072	95,663	32,320,238	62,149,647	293,548,652	(2,830,397)	290,718,255

	For the year ended December 31, 2010
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Interest income, net	2,731,248	3,418,776	42,363	200,548	(554,936)	5,837,999	585,146	6,423,145
Interest income	4,456,860	6,133,192	367,577	1,191,928	2,021,141	14,170,698	(113,471)	14,057,227
Interest expense	2,139,309	3,427,521	13,864	501,028	2,238,168	8,319,890	(685,808)	7,634,082
Inter-segment	413,697	713,105	(311,350)	(490,352)	(337,909)	(12,809)	12,809	—
Non-interest income, net	745,540	495,972	195,920	227,585	1,530,033	3,195,050	(1,237,987)	1,957,063
Non-interest income	1,892,870	2,465,323	754,565	9,364,889	6,386,234	20,863,881	(511,251)	20,352,630
Non-interest expense	1,179,113	2,010,751	509,298	9,185,624	4,783,842	17,668,628	726,939	18,395,567
Inter-segment	31,783	41,400	(49,347)	48,320	(72,359)	(203)	203	—
Other expense	2,387,368	2,377,562	219,965	195,642	1,358,144	6,538,681	(227,342)	6,311,339
Administrative expense	2,209,005	836,300	53,581	96,548	440,234	3,635,668	(313,878)	3,321,790
Impairment loss on credit loss	178,363	1,541,262	166,384	99,094	917,910	2,903,013	86,536	2,989,549
Operating income	1,089,420	1,537,186	18,318	232,491	(383,047)	2,494,368	(425,499)	2,068,869

	For the year ended December 31, 2011
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Interest income, net	2,868,758	3,408,982	25,545	236,676	114,698	6,654,659	607,386	7,262,045
Interest income	4,785,678	6,373,874	352,064	1,418,775	2,174,109	15,104,500	(59,654)	15,044,846
Interest expense	2,154,519	3,632,781	11,136	657,356	2,006,099	8,461,891	(679,090)	7,782,801
Inter-segment	237,599	667,889	(315,383)	(524,743)	(53,312)	12,050	(12,050)	—
Non-interest income, net	721,160	524,131	52,306	63,381	1,804,670	3,165,648	(1,009,071)	2,156,577
Non-interest income	2,205,513	3,109,898	576,312	8,156,083	7,859,378	21,907,184	(1,116,557)	20,790,627
Non-interest expense	1,506,473	2,622,631	489,158	8,125,085	5,998,477	18,741,824	(107,774)	18,634,050
Inter-segment	22,120	36,864	(34,848)	32,383	(56,231)	288	(288)	—
Other expense	2,495,830	1,776,698	428,386	151,384	1,442,221	6,294,519	(36,570)	6,257,949
Administrative expense	2,317,456	961,288	61,407	104,866	572,147	4,017,164	(234,725)	3,782,439
Impairment loss on credit loss	178,374	815,410	366,979	46,518	870,074	2,277,355	198,155	2,475,510
Operating income	1,094,088	2,156,415	(350,535)	148,673	477,147	3,525,788	(365,115)	3,160,673

(2)	Segment by legal entity

The CODM also monitors the result of the Group by independent legal entities: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities and others.

•	Woori Bank: Woori Bank and its consolidated subsidiaries

•	Kyongnam Bank: Kyongnam Bank and its consolidated subsidiaries

•	Kwangju Bank: Kwangju Bank and its consolidated subsidiaries

•	Woori Investment & Securities: Woori Investment & Securities and its consolidated subsidiaries

•	Others: the Company and its other consolidated subsidiaries

(Unit: Korean Won in millions)

	January 1, 2010
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	226,927,341	20,445,024	16,195,427	17,028,007	22,790,692	303,386,491	(18,545,485)	284,841,006
Liabilities	210,006,974	18,911,610	15,169,242	14,375,052	8,494,460	266,957,338	(1,327,736)	265,629,602

	December 31, 2010
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	228,554,863	21,803,888	16,841,006	18,646,143	24,176,527	310,022,427	(18,845,109)	291,177,318
Liabilities	211,067,932	20,148,379	15,672,611	15,713,606	9,760,634	272,505,027	(1,592,463)	270,912,564

	December 31, 2011
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	242,472,162	25,353,427	18,030,369	21,535,058	25,380,943	332,771,959	(19,980,310)	312,791,649
Liabilities	224,346,022	23,555,666	16,813,501	17,862,450	10,406,221	292,983,860	(2,265,605)	290,718,255

	For the year ended December 31, 2010
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	5,026,762	626,962	468,085	350,095	(80,759)	6,391,145	32,000	6,423,145
Interest income	10,981,048	1,168,487	906,899	619,638	418,214	14,094,286	(37,059)	14,057,227
Interest expense	5,954,286	541,525	438,814	269,543	498,973	7,703,141	(69,059)	7,634,082
Non-interest income, net	1,294,357	54,310	20,314	492,651	845,162	2,706,794	(749,731)	1,957,063
Non-interest income	16,248,505	519,166	254,794	3,165,475	1,027,481	21,215,421	(862,791)	20,352,630
Non-interest expense	14,954,148	464,856	234,480	2,672,824	182,319	18,508,627	(113,060)	18,395,567
Other expense	4,823,491	440,038	322,781	527,956	504,198	6,618,464	(307,125)	6,311,339
Administrative expense	2,263,506	235,928	195,225	530,439	379,004	3,604,102	(282,312)	3,321,790
Impairment loss on credit loss	2,559,985	204,110	127,556	(2,483)	125,194	3,014,362	(24,813)	2,989,549
Operating income	1,497,628	241,234	165,618	314,790	260,205	2,479,475	(410,606)	2,068,869

	For the year ended December 31, 2011
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	5,725,596	682,771	500,133	332,033	4,600	7,245,133	16,912	7,262,045
Interest income	11,659,258	1,294,919	949,858	661,563	511,498	15,077,096	(32,250)	15,044,846
Interest expense	5,933,662	612,148	449,725	329,530	506,898	7,831,963	(49,162)	7,782,801
Non-interest income, net	1,473,791	(1,148)	8,193	458,010	1,038,988	2,977,834	(821,257)	2,156,577
Non-interest income	16,610,966	421,454	165,890	3,218,195	1,332,344	21,748,849	(958,222)	20,790,627
Non-interest expense	15,137,175	422,602	157,697	2,760,185	293,356	18,771,015	(136,965)	18,634,050
Other expense	4,516,303	426,901	331,966	577,255	656,537	6,508,962	(251,013)	6,257,949
Administrative expense	2,552,793	273,820	224,393	570,378	449,848	4,071,232	(288,793)	3,782,439
Impairment loss on credit loss	1,963,510	153,081	107,573	6,877	206,689	2,437,730	37,780	2,475,510
Operating income	2,683,084	254,722	176,360	212,788	387,051	3,714,005	(553,332)	3,160,673

(3) Information on financial products and services

The financial products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(4) Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from external services, revenue from the domestic customers for the years ended December 31, 2010 and 2011 amounted to 33,162,850 million Won and 34,953,477 million Won, respectively, and revenue from the foreign customers amounted to 1,207,458 million Won and 868,273 million Won, respectively. Of the Groups’ non-current assets (investments in jointly controlled entities and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of January 1, 2010, December 31, 2010 and December 31, 2011 are 4,779,453 million Won, 4,746,873 million Won and 4,974,603 million Won, respectively, and foreign subsidiaries are 32,610 million Won, 33,756 million Won and 34,991 million Won, respectively.

6. Restricted Deposits

Details of restricted deposits are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Financial assets at FVTPL:
Korea Finance Security Co., Ltd.	870,083	805,675	818,252	Regulation on supervision of securities business
Loans and receivables:
Due from banks in local currency
The Bank of Korea	4,483,754	8,088,129	11,304,073	Reserve deposits
Korea Exchange	251	376	751	Deposits for required allotted charges
Korea Finance Security Co., Ltd.	558,911	201,265	309,681	Regulation on supervision of securities business
Samsung Security, etc.	11,497	79,224	46,121	Margins
Shinhan Bank, etc.	25	1,799	68	Deposits for opening account, etc.
Others	205,140	378,928	658,628	Borrowings on collateral, etc.
Due from banks in foreign currencies
The Bank of Korea	305,517	309,508	350,951	Reserve deposits
Bank of Japan, etc.	205,334	134,113	519,139	Reserve deposits
Bank of Tokyo Mitsubishi, etc.	57,870	38,616	59,024	Installation deposits of financial institution, etc.
JP Morgan Chase Bank, etc.	197,457	146,811	110,369	Derivative transaction collateral provider, etc.

Sub-total	6,025,756	9,378,769	13,358,805

Total	6,895,839	10,184,444	14,177,057

7. Financial Assets at FVTPL

(1) Financial assets held for trading are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Deposits:
Reserve for claims of customers deposits	870,083	805,675	818,252

Securities:
Debt securities
Korean treasury and government agencies	3,955,764	3,495,375	1,194,168
Financial institutions	4,609,400	3,622,232	5,194,371
Corporates	3,261,568	2,813,452	5,394,733
CP	3,812,899	3,395,435	2,972,865
Equity securities	606,214	672,164	608,310
Beneficiary certificates(*)	358,808	228,513	324,843
CMA securities	1,638,294	1,619,270	2,466,325
Others	258,665	656,495	1,650,696

Sub-total	18,501,612	16,502,936	19,806,311

Derivatives instruments assets:
Interest rate derivatives	1,309,598	1,350,353	1,552,875
Currency derivatives	3,220,471	2,571,193	2,205,831
Equity derivatives	138,470	195,260	95,533
Credit derivatives	29,237	15,980	17,878
Commodity derivatives	41,870	29,833	27,780

Sub-total	4,739,646	4,162,619	3,899,897

Total	24,111,341	21,471,230	24,524,460

(*)	Beneficiary certificates are securities which state beneficiary’s right to receive profit from operation of trusts or funds.

(2) Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Corporate bonds	125,126	—	—
Equity-linked securities	549,891	301,867	654,124
Asset backed securities	349,229	400,319	409,804
Equity securities	15,938	10,345	11,843

Total	1,040,184	712,531	1,075,771

8. AFS Financial Assets

AFS financial assets are as follows (Unit: Korean Won in millions):

	January 1, 2010
	Amortized cost (or cost)	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities
Korean treasury and government agencies	2,633,301	5,613	(15,528)	2,623,386
Financial institutions	3,924,156	17,277	(4,483)	3,936,950
Corporates	1,217,465	8,250	(1,673)	1,224,042
Asset-backed securities	1,078,868	2,492	(863)	1,080,497
Foreign currency bonds	651,149	6,247	(12,185)	645,211

Sub-Total	9,504,939	39,879	(34,732)	9,510,086

Equity securities	1,705,625	1,715,666	(72,353)	3,348,938
Beneficiary certificates	7,392,567	90,953	(13,044)	7,470,476
Others	1,007,957	49	(6)	1,008,000

Total	19,611,088	1,846,547	(120,135)	21,337,500

	December 31, 2010
	Amortized cost (or cost)	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities
Korean treasury and government agencies	2,684,061	36,803	(952)	2,719,912
Financial institutions	5,877,280	20,522	(987)	5,896,815
Corporates	2,670,913	19,443	(399)	2,689,957
Asset-backed securities	736,791	12,589	(131)	749,249
Foreign currency bonds	274,479	10,379	(1,100)	283,758

Sub-Total	12,243,524	99,736	(3,569)	12,339,691

Equity securities	2,013,441	1,311,114	(88,929)	3,235,626
Beneficiary certificates	5,072,861	137,439	(13,880)	5,196,420
Others	1,222,791	5,353	(1,997)	1,226,147

Total	20,552,617	1,553,642	(108,375)	21,997,884

	December 31, 2011
	Amortized cost (or cost)	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities
Korean treasury and government agencies	2,753,363	34,315	(957)	2,786,721
Financial institutions	5,199,072	12,632	(1,279)	5,210,425
Corporates	4,151,705	32,802	(1,130)	4,183,377
Asset-backed securities	610,168	103	(10,950)	599,321
Foreign currency bonds	132,739	315	(148)	132,906

Sub-Total	12,847,047	80,167	(14,464)	12,912,750

Equity securities	1,859,844	917,015	(25,398)	2,751,461
Beneficiary certificates	3,719,718	73,986	(5,274)	3,788,430
Others	219,278	248	(243)	219,283

Total	18,645,887	1,071,416	(45,379)	19,671,924

9. HTM Financial Assets

HTM financial assets are as follows (Unit: Korean Won in millions):

	January 1, 2010
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Korean treasury and government agencies	2,549,331	36,248	(13,725)	2,571,854
Financial institutions	11,430,996	56,877	(19,605)	11,468,268
Corporates	1,763,207	18,577	(1,492)	1,780,292
Foreign governments	197,678	—	—	197,678
Securities loaned	12,497	—	—	12,497

Total	15,953,709	111,702	(34,822)	16,030,589

	December 31, 2010
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Korean treasury and government agencies	6,347,443	135,141	(5,744)	6,476,840
Financial institutions	7,832,371	57,710	(763)	7,889,318
Corporates	5,491,011	78,612	(2,810)	5,566,813
Foreign governments	143,537	—	—	143,537
Securities loaned	71,197	604	(34)	71,767

Total	19,885,559	272,067	(9,351)	20,148,275

	December 31, 2011
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Korean treasury and government agencies	7,234,926	198,456	(1,382)	7,432,000
Financial institutions	5,858,741	21,595	(518)	5,879,818
Corporates	6,828,617	73,437	(4,300)	6,897,754
Foreign governments	102,967	—	—	102,967
Securities loaned	10,877	177	—	11,054

Total	20,036,128	293,665	(6,200)	20,323,593

10. Loans and Receivables

(1) Loans and receivables are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Due from banks	7,296,356	11,893,745	15,347,524
Provision for credit losses	(17,111)	(11,399)	(7,175)
Loans	200,857,538	201,292,346	212,639,337
Provision for credit losses	(3,507,787)	(4,717,682)	(3,759,304)
Other receivables	6,765,940	8,523,128	11,211,093
Provision for credit losses	(337,762)	(188,333)	(271,519)

Total	211,057,174	216,791,805	235,159,956

(2) Due from banks are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Due from banks in local currency
Due from the Bank of Korea	4,483,754	8,088,129	11,304,073
Due from depository banks	1,242,764	1,756,184	1,641,349
Due from non-depository	71,850	264,694	137,037
Due from the Korea Exchange	402,452	223,743	249,248
Others	145,560	111,460	25,919

Provision for credit losses	(7,142)	(4,007)	(4,887)

Sub-total	6,339,238	10,440,203	13,352,739

Due from banks in foreign currencies
Due from banks on demand	476,044	776,844	649,068
Due from banks on time	102,936	283,886	471,600
Others	370,996	388,805	869,230

Provision for credit losses	(9,969)	(7,392)	(2,288)

Sub-total	940,007	1,442,143	1,987,610

Total	7,279,245	11,882,346	15,340,349

(3) Loans are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Loans in local currency	160,741,987	160,379,652	171,589,808
Loans in foreign currencies	13,610,103	13,458,732	13,243,422
Domestic banker’s letter of credit	3,871,611	4,338,818	5,423,078
Credit card accounts	4,099,358	4,356,653	4,592,095
Bills bought in foreign currencies	4,780,942	5,148,175	5,672,021
Bills bought in local currency	639,809	424,683	661,151
Factoring receivables	95,659	113,722	275,732
Advances for customers on guarantees	59,081	306,167	41,870
Privately placed bonds	3,528,753	2,621,376	1,738,138
Loans to be converted to equity securities	4,944	1,723	1,723
Finance leases	479,653	631,871	661,764
Loans for installment	666,943	1,130,159	1,535,405
Securitized loans	788,456	1,230,096	1,614,240
Loans secured by securities	718,380	1,206,752	1,181,402
Call loans	4,714,348	3,716,967	3,431,638
Bonds purchased under resale agreements	1,870,470	2,005,105	749,490
Others	187,041	221,695	226,360

Gross loans	200,857,538	201,292,346	212,639,337

Provision for credit losses	(3,507,787)	(4,717,682)	(3,759,304)

Total	197,349,751	196,574,664	208,880,033

(4) Other receivables are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
CMA accounts	302,650	1,059,112	167,847
Receivables	3,644,612	3,944,979	7,378,434
Accrued income	1,046,920	1,188,172	1,452,733
Telex and telephone subscription rights and refundable deposits	1,230,972	1,221,155	1,253,525
Other debtors	540,786	1,109,710	958,554
Provision for credit losses	(337,762)	(188,333)	(271,519)

Total	6,428,178	8,334,795	10,939,574

(5) Changes in provision for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Beginning balance	3,862,660	4,917,414
Bad debt expenses for the period	2,868,540	2,162,625
Increase on repurchase of NPL	10,314	3,525
Recoveries of written-off loans	168,599	104,487
Charge-off	(1,506,248)	(2,368,803)
Foreign exchange translation adjustment	(1,720)	37,376
Sales of loans and receivables	(267,895)	(537,615)
Unwind of discount	(76,664)	(156,097)
Others	(140,172)	(124,914)

Ending balance	4,917,414	4,037,998

11. The Fair Value of Financial Assets and Liabilities

(1) The fair value hierarchy

The fair value hierarchy prioritizes and ranks the levels of market price observability used in the financial assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the types of and the characteristics specific to the financial assets and liabilities and the state of the marketplace (including the existence and transparency of transactions between market participants). Fair value with readily-available actively quoted prices or measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The fair value hierarchy requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use in pricing the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities and derivatives.

•

Level 2—fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3—fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability. See Note 2 (9) 5), Fair value of financial assets and liabilities for further discussion relating to the Group’s fair value measurement.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	January 1, 2010
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets held for trading
Debt securities
Korean treasury and government agencies	2,843,705	1,112,059	—	3,955,764
Financial institutions	—	4,609,400	—	4,609,400
Corporates	—	3,261,568	—	3,261,568
CP	—	3,812,899	—	3,812,899
Equity securities	606,214	—	—	606,214
Beneficiary certificates	—	358,808	—	358,808
CMA securities	—	1,638,294	—	1,638,294
Others	24,821	233,844	—	258,665

Derivatives instruments assets:
Interest rate derivatives	—	1,309,154	444	1,309,598
Currency derivatives	—	3,220,456	15	3,220,471
Equity derivatives	6,093	64,438	67,939	138,470
Credit derivatives	—	23,115	6,122	29,237
Commodity derivatives	338	41,308	224	41,870

Financial assets designed at FVTPL
Corporates	—	43,908	81,218	125,126
Equity linked securities	—	75,973	473,918	549,891
Asset-backed securities	—	301,326	47,903	349,229
Equity securities	—	—	15,938	15,938

AFS financial assets
Debt securities
Korean treasury and government agencies	2,524,958	98,428	—	2,623,386
Financial institutions	—	3,928,150	8,800	3,936,950
Corporates	—	1,120,973	103,069	1,224,042
Asset-backed securities	—	1,080,497	—	1,080,497
Foreign governments	—	595,276	49,935	645,211

Equity securities	287,434	—	3,061,504	3,348,938
Beneficiary certificates	—	7,424,521	45,955	7,470,476
Others	—	953,750	54,250	1,008,000

Derivative assets	—	107,490	—	107,490

Financial liabilities:
Financial liabilities held for trading
Borrowings
Warrants in short position	—	23,275	—	23,275
Securities in short position	567,277	—	—	567,277

Derivative liabilities
Interest rate derivatives	—	1,450,136	1,203	1,451,339
Currency derivatives	43	2,498,589	—	2,498,632
Stock derivatives	19,253	195,892	483,494	698,639
Credit derivatives	—	3,440	205,129	208,569
Commodity derivatives	—	44,381	—	44,381
Others	462	—	—	462

Financial liabilities designated at FVTPL
Borrowings	—	1,234,604	2,003,850	3,238,454
Debentures	—	1,684,042	—	1,684,042

Derivative liabilities	—	41,236	—	41,236

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets held for trading
Debt securities
Korean treasury and government agencies	1,345,468	2,149,907	—	3,495,375
Financial institutions	—	3,622,232	—	3,622,232
Corporates	—	2,813,452	—	2,813,452
CP		3,395,435	—	3,395,435
Equity securities	672,164	—	—	672,164
Beneficiary certificates	20,059	208,454	—	228,513
CMA securities	—	1,619,270	—	1,619,270
Others	409,622	246,873	—	656,495

Derivatives instruments assets:
Interest rate derivatives	—	1,336,626	13,727	1,350,353
Currency derivatives	—	2,569,593	1,600	2,571,193
Equity derivatives	18,638	113,699	62,923	195,260
Credit derivatives	—	12,107	3,873	15,980
Commodity derivatives	13	25,701	4,119	29,833

Financial assets designed at FVTPL
Equity linked securities	505	48,044	253,318	301,867
Asset-backed securities	—	346,813	53,506	400,319
Equity securities	—	—	10,345	10,345

AFS financial assets
Debt securities
Korean treasury and government agencies	2,330,356	389,556	—	2,719,912
Financial institutions	—	5,888,015	8,800	5,896,815
Corporates	—	2,611,075	78,882	2,689,957
Asset-backed securities	—	749,249	—	749,249
Foreign governments	9,926	239,382	34,450	283,758

Equity securities	559,025	—	2,676,601	3,235,626
Beneficiary certificates	—	5,148,303	48,117	5,196,420
Others	788,598	407,855	29,694	1,226,147

Derivative assets	—	131,511	—	131,511

Financial liabilities:
Financial liabilities held for trading
Borrowings
Warrants in short position	—	58,745	—	58,745
Securities in short position	798,353	—	—	798,353

Derivative liabilities
Interest rate derivatives	—	1,508,383	9,785	1,518,168
Currency derivatives	—	1,844,894	—	1,844,894
Stock derivatives	31,077	55,454	160,040	246,571
Credit derivatives	—	244	3,421	3,665
Commodity derivatives	—	25,830	10,547	36,377
Others	—	—	—	—

Financial liabilities designated at FVTPL
Borrowings	—	1,056,015	1,766,213	2,822,228
Debentures	—	1,509,280	—	1,509,280

Derivative liabilities	—	5,339	—	5,339

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets held for trading
Debt securities
Korean treasury and government agencies	787,071	407,097	—	1,194,168
Financial institutions	—	5,194,371	—	5,194,371
Corporates	—	5,394,733	—	5,394,733
CP	—	2,972,865	—	2,972,865
Equity securities	608,310	—	—	608,310
Beneficiary certificates	—	324,843	—	324,843
CMA securities	—	2,466,325	—	2,466,325
Others	19,876	1,630,820	—	1,650,696

Derivatives instruments assets:
Interest rate derivatives	—	1,539,099	13,776	1,552,875
Currency derivatives	—	2,204,356	1,475	2,205,831
Equity derivatives	3,186	37,991	54,356	95,533
Credit derivatives	—	3,337	14,541	17,878
Commodity derivatives	—	20,296	7,484	27,780

Financial assets designed at FVTPL
Equity linked securities	994	204,339	448,791	654,124
Asset-backed securities	—	360,442	49,362	409,804
Equity securities	623	—	11,220	11,843

AFS financial assets
Debt securities
Korean treasury and government agencies	2,632,569	154,152	—	2,786,721
Financial institutions	—	5,201,625	8,800	5,210,425
Corporates	—	4,118,069	65,308	4,183,377
Asset-backed securities	—	599,321	—	599,321
Foreign governments	9,116	121,945	1,845	132,906

Equity securities	481,919	—	2,269,542	2,751,461
Beneficiary certificates	—	3,772,221	16,209	3,788,430
Others	90.209	35,434	93,640	219,283

Derivative assets	—	326,840	—	326,840

Financial liabilities:
Financial liabilities held for trading
Borrowings
Warrants in short position	—	10,309	—	10,309
Securities in short position	606,723	20,156	—	626,879

Derivative liabilities
Interest rate derivatives	—	1,658,036	12,809	1,670,845
Currency derivatives	14	1,689,830	—	1,689,844
Stock derivatives	7,676	106,219	402,939	516,834
Credit derivatives	—	7,308	14,251	21,559
Commodity derivatives	—	19,536	6,217	25,753
Others	109	—	—	109

Financial liabilities designated at FVTPL
Borrowings	—	1,839,656	2,897,551	4,737,207
Debentures	—	322,207	—	322,207

Derivative liabilities	—	33,493	—	33,493

Derivatives classified as FVTPL are included in derivatives assets and liabilities.

(3)	Changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2010
	January 1, 2010	Net income	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	December 31, 2010
Financial assets:
Financial assets held for trading
Derivatives instruments assets:
Interest rate derivatives	444	13,585	—	385	(687)	13,727
Currency derivatives	15	93	—	1,505	(13)	1,600
Equity derivatives	67,939	87,847	—	2,936	(95,799)	62,923
Credit derivatives	6,122	(2,220)	—	—	(29)	3,873
Commodity derivatives	224	(1,914)	—	5,935	(126)	4,119

Financial assets designed at FVTPL
Corporates	81,218	—	—	—	(81,218)	—
Equity linked securities	473,918	52,042	—	444,503	(717,145)	253,318
Asset-backed securities	47,903	5,603	—	—	—	53,506
Equity securities	15,938	(1,267)	—	683	(5,009)	10,345

AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	—	8,800
Corporates	103,069	—	189	40,000	(64,376)	78,882
Foreign governments	49,935	(46)	—	—	(15,439)	34,450

Equity securities	3,061,504	(78,863)	82,296	407,344	(795,680)	2,676,601
Beneficiary certificates	45,955	2,162	—	—	—	48,117
Others	54,250	—	(1,978)	3,369	(25,947)	29,694

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	1,203	8,136	—	626	(180)	9,785
Currency derivatives	—	—	—	—	—	—
Stock derivatives	483,494	(54,103)	—	203,284	(472,635)	160,040
Credit derivatives	205,129	(3,844)	—	516	(198,380)	3,421
Commodity derivatives	—	4,044	—	6,679	(176)	10,547

Financial liabilities designated at FVTPL
Borrowings	2,003,850	246,637	—	2,523,899	(3,008,173)	1,766,213

	For the year ended December 31, 2011
	January 1, 2011	Net income	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	December 31, 2011
Financial assets:
Financial assets held for trading
Derivatives instruments assets:
Interest rate derivatives	13,727	1,470	—	—	(1,421)	13,776
Currency derivatives	1,600	(68)	—	—	(57)	1,475
Equity derivatives	62,923	(21,039)	—	35,604	(23,132)	54,356
Credit derivatives	3,873	10,798	—	—	(130)	14,541
Commodity derivatives	4,119	(949)	—	7,091	(2,777)	7,484

Financial assets designed at FVTPL
Corporates	—	—	—	—	—	—
Equity linked securities	253,318	(87,676)	—	433,589	(150,440)	448,791
Asset-backed securities	53,506	1,534	—	—	(5,678)	49,362
Equity securities	10,345	1,199	—	440	(764)	11,220

AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	—	8,800
Corporates	78,882	2,993	153	40,000	(56,720)	65,308
Foreign governments	34,450	23	—	—	(32,628)	1,845

Equity securities	2,676,601	(118,025)	115,824	390,970	(795,828)	2,269,542
Beneficiary certificates	48,117	—	(20)	100	(31,988)	16,209
Others	29,694	1,278	—	65,478	(2,810)	93,640

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	9,785	3,206	—	—	(182)	12,809
Currency derivatives	—	(10)	—	10	—	—
Stock derivatives	160,040	188,261	—	204,829	(150,191)	402,939
Credit derivatives	3,421	11,884	—	1,047	(2,101)	14,251
Commodity derivatives	10,547	2,204	—	2,833	(9,367)	6,217

Financial liabilities designated at FVTPL
Borrowings	1,766,213	(369,611)	—	2,120,144	(619,195)	2,897,551

All recognized gains and losses on current period are related to the holding assets of current and previous period-end. Gain and loss on the fair value of derivatives and AFS securities are included in gain and loss on financial assets at FVTPL and AFS financial assets, respectively.

(4)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	January 1, 2010		December 31, 2010		December 31, 2011
	Fair value	Book value	Fair value	Book value	Fair value	Book value
Financial assets:
HTM financial assets	16,030,589	15,953,709	20,148,275	19,885,559	20,323,593	20,036,128
Loans and receivables	212,635,296	211,057,174	217,673,351	216,791,805	236,723,318	235,159,956
Financial liabilities:
Deposits due to customers	176,843,676	176,926,868	185,471,836	185,427,625	195,908,985	195,930,482
Borrowings	32,602,144	32,455,007	34,213,148	34,265,662	34,491,299	34,666,709
Debentures	32,974,720	32,573,979	29,705,810	29,110,640	30,857,257	29,265,833
Other financial liabilities	11,214,715	11,226,749	11,651,871	11,648,328	19,071,984	19,083,709

12. Investments in Jointly Controlled Entities and Associates

(1)	Investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

			January 1, 2010		December 31, 2010		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Finance Holdings:
Woori Aviva Life Insurance Co., Ltd.(*1)	73,700	Life insurance	3,060,000	51.0	7,601,091	51.6	7,601,091	51.6
Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Financial, Woori Investment & Securities and Woori Private Equity Fund:
Woori Blackstone Korea Opportunity Private Equity Fund I(*2)	351,500	Financial business	2,700mil.	44.6	2,700mil.	44.6	156,600mil.	44.6
Woori Bank, Kyongnam Bank and Kwangju Bank:
Korea Credit Bureau Co., Ltd.(*3)	10,000	Credit information	180,000	9.0	180,000	9.0	180,000	9.0
Woori Bank and Kyongnam Bank:
BC Card Co., Ltd.(*4)	44,000	Credit card service	1,303,920	29.6	1,303,920	29.6	—	—
Woori Bank:
Korea Finance Security Co., Ltd.(*3)	6,000	Security service	183,870	15.3	183,870	15.3	183,870	15.3
Woori Service Networks Co., Ltd.(*3)	500	Freight & staffing services	4,704	4.9	4,704	4.9	4,704	4.9
Kumho Tire Co., Inc.(*5)	482,800	Manufacturing	—	—	22,514,800	24.2	22,514,800	23.3
United PF 1st Corporate Financial Stability(*6)	605,000	Financial business	—	—	—	—	148,000	18.5
LIG E&C Co., Ltd.(*10)	16,300	Construction	—	—	—	—	775,946	23.2
Hyunjin Co., Ltd.(*10)	38,400	”	—	—	—	—	1,667,600	21.7

			January 1, 2010		December 31, 2010		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori F&I:
Woori SB Fifth Asset Securitization Specialty	2,900	Other financial business	171,456	30.0	171,456	30.0	171,456	30.0
Woori SB Sixth Asset Securitization Specialty	2,900	”	200,742	30.0	—	—	—	—
Woori SB Seventh Asset Securitization Specialty	2,900	”	165,760	30.0	—	—	—	—
Woori SB Eighth Asset Securitization Specialty(*8)	1,900	”	149,336	40.0	149,336	40.0	—	—
Woori SB Ninth Asset Securitization Specialty(*8)	400	”	119,142	45.0	38,142	45.0	—	—
Woori SB Eleventh Asset Securitization Specialty(*7)	1,200	”	157,527	45.0	103,527	45.0	40,527	45.0
Woori SB Twelfth Asset Securitization Specialty(*7)	1,400	”	157,544	40.0	109,544	40.0	101,544	40.0
Woori BC Pegasus Asset Securitization Specialty	9,700	”	581,580	30.0	581,580	30.0	581,580	30.0
Woori Stream Second Asset Securitization Specialty(*8)	1,500	”	155,088	40.0	143,088	40.0	—	—
Woori Stream Third Asset Securitization Specialty(*7)	1,500	”	152,472	40.0	132,472	40.0	120,472	40.0
Woori Stream Fourth Asset Securitization Specialty(*7)	1,600	”	193,808	40.0	129,808	40.0	125,808	40.0
Woori HB First Asset Securitization Specialty	50	”	3,712	40.0	3,712	40.0	3,712	40.0
Woori HB Second Asset Securitization Specialty(*8)	50	”	8,888	40.0	8,888	40.0	—	—
Woori Piastone Bridge Asset Securitization Specialty(*7)	300	”	54,336	40.0	54,336	40.0	22,336	40.0
Woori EA First Asset Securitization Specialty	100	”	8,000	40.0	8,000	40.0	8,000	40.0
Woori EA Second Asset Securitization Specialty	100	”	8,000	40.0	8,000	40.0	8,000	40.0
Woori EA Sixth Asset Securitization Specialty	100	”	8,000	40.0	8,000	40.0	8,000	40.0
Woori EA Seventh Asset Securitization Specialty	60	”	5,652	45.0	5,652	45.0	5,652	45.0
Woori EA Ninth Asset Securitization Specialty	100	”	8,000	40.0	8,000	40.0	8,000	40.0
Woori EA Eleventh Asset Securitization Specialty(*9)	2,600	”	—	—	—	—	68,905	45.0
CW Two Partners Co., Ltd.	100	”	12,999	50.0 -1share	12,999	50.0 -1share	12,999	50.0 -1share
Woori F&I Fifteenth Asset Securitization Specialty(*8)	10	”	120	40.0	120	40.0	—	—
KAMCO Fifth Asset Securitization Specialty	25,700	”	87,013	24.0	87,013	24.0	87,013	24.0
KAMCO Sixth Asset Securitization Specialty	2,400	”	212,553	45.0	212,553	45.0	212,553	45.0
KAMCO Seventh Asset Securitization Specialty	600	”	51,417	45.0	51,417	45.0	51,417	45.0
Woori Tomato Second Asset Securitization Specialty(*8)	10	”	135	45.0	135	45.0	—	—
Woori Fine First Asset Securitization Specialty	1,500	”	135,900	45.0	135,900	45.0	135,900	45.0
Hiking-Woori Capital(*8)	500	”	245,000	49.0	245,000	49.0	—	—
Woori-Consus Capital(*8)	500	”	220,000	44.0	220,000	44.0	—	—

			January 1, 2010		December 31, 2010		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Chungdo Woori Century Security Corp., Ltd.(*11)	16,500	”	49,987,530	49.5	49,987,530	49.5	49,987,530	49.5
Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd.	5,500	Semiconductor equipment	500,000	50.0	500,000	50.0	500,000	50.0
Woori Renaissance Holdings(*1)	200	Other financial business	1,260	51.6	1,260	51.6	1,260	51.6
Bonghwang Semiconductor Yuhan Gongsa(*11)(*12)	31,000	Semiconductor packaging	—	30.0	—	30.0	—	30.0
BK LCD Co., Ltd.	5,400	”	2,644,426	24.5	—	—	—	—
MARS First:
Sempio Foods Co., Ltd.(*11)	4,400	Food & beverages manufacturing	1,465,446	33.0	1,465,446	33.0	1,465,446	33.0
MARS Second:
Seoul Lakeside Co., Ltd.	1,600	Hotel	76,000	47.5	76,000	47.5	76,000	47.5

(*1)	Woori Aviva Life Insurance Co. Ltd. is accounted for using the equity method as the investee is subject to joint control in accordance with the joint agreement with Aviva Group, which outlines that the decision making on operating, investment and financing activities are made by the board members. Woori and Aviva, each can have rights to appoint half of the board of directors, respectively.
Woori Renaissance Holdings is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement between Woori Private Equity Fund and Woori Renaissance Private Equity Fund, by contractual commitment, respectively.
(*2)	The number of shares increased due to the additional investment during the year ended December 31, 2011.
(*3)	Woori Bank, a subsidiary, can exercise the significant influence over Korea Credit Bureau and Korea Finance Security. Important transactions of Woori Service Network are mainly arranged with Woori Bank.
(*4)	Woori Bank, a subsidiary, sold its 20% ownership interest out of 29.6% of total equity of BC Card Co., Ltd. as therefore the remaining investments is reclassified to assets held for sale and excluded from equity method accounting.
(*5)	The Company’s ownership interest changed due to a disproportionate increase in paid-in capital of investee during the year ended December 31, 2011.
(*6)	Woori Bank, a subsidiary, acquired 18.5% ownership interest of United PF 1st Corporate financial stability (“United PF”) during the year ended December 31, 2011. The Woori Bank has significant influence by participating as limited partnership of United PF on the decision making of board of investment deliberation which is a major operating decision making organization. In addition, there exists a significant transaction relationship between United PF and Woori Bank.
(*7)	The investees decreased their capital, resulting in a decrease in number of shares owned.
(*8)	Investee is liquidated during the year ended December 31, 2011.
(*9)	Woori F&I, a subsidiary, acquired 45% shares of Woori EA Eleventh Asset Securitization Specialty during the year ended December 31, 2011.
(*10)	The Group is holding 755,946 shares (holding ratio : 23.2%) of LIG E&C Co., Ltd and 1,667,600 shares (holding ratio : 21.7%) of Hyunjin Co., Ltd besides investments in associates above due to the conversion of investment on written-off loans for the year ended 2011, and the book value of the investments is zero as of the conversion date and December 31, 2011.
(*11)	The fiscal year end of all subsidiaries is as of December 31 except Bonghwang Semiconductor Yuhan Gongsa and Sempio Foods Co., Ltd. which are as of September 30.
(*12)	All investments in jointly controlled entities and associates are located in Korea except for Chungdo Woori Century Security Corp., Ltd and Bonghwang Semiconductor Yuhan Gongsa in China.

(2)	Changes in carrying value of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2010
	Acquisition cost	January 1, 2010	Equity in net earnings or losses	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2010
Woori Aviva Life Insurance Co., Ltd	74,310	74,310	(6,538)	33,150	—	—	3,236	—	104,158
Woori Blackstone Korea Opportunity First	2,700	—	(2,650)	2,700	—	—	—	—	50
Korea Credit Bureau	4,500	3,115	339	—	—	—	—	—	3,454
BC Card Co., Ltd.	11,668	196,065	46,624	—	—	(65,725)	(29,400)	—	147,564
Korea Finance Security Co., Ltd.	758	3,337	154	—	—	(55)	—	—	3,436
Woori Service Networks Co., Ltd.	24	108	(2)	—	—	(2)	—	—	104
Kumho Tire Co., Inc.(*1)	113,204	—	—	113,204	—	—	—	—	113,204
Woori SME First ABS Specialty Co. Ltd.	415	406	(1)	—	(405)	—	6	(6)	—
Woori SB Fifth Asset Securitization Specialty	3,773	1,081	(73)	—	—	—	—	—	1,008
Woori SB Eighth Asset Securitization Specialty	2,787	1,575	(357)	—	—	—	—	—	1,218
Woori SB Ninth Asset Securitization Specialty	1,907	5,166	605	—	—	(1)	(4,047)	—	1,723
Woori SB Eleventh Asset Securitization Specialty	5,176	7,554	258	—	—	(568)	(2,699)	—	4,545
Woori SB Twelfth Asset Securitization Specialty	5,477	9,220	1,183	—	—	(2,989)	(2,398)	—	5,016
Woori BC Pegasus Asset Securitization Specialty	2,908	—	(1,828)	—	—	—	—	1,828	—
Woori Stream Third Asset Securitization Specialty	2,664	2,400	(45)	—	—	—	(1,001)	—	1,354
Woori Stream Fourth Asset Securitization Specialty	3,650	3,698	219	—	—	—	(3,201)	—	716
Woori HB First Asset Securitization Specialty	186	852	1,138	—	—	(1,623)	—	—	367
Woori Piastone Bridge Asset Securitization Specialty	2,717	2,414	2,728	—	—	(1,544)	—	—	3,598
Woori EA First Asset Securitization Specialty	400	335	(1,951)	—	—	—	—	1,616	—
Woori EA Second Asset Securitization Specialty	400	—	500	400	—	—	(1)	—	899
Woori EA Sixth Asset Securitization Specialty	400	—	(523)	400	—	—	(1)	124	—
Woori EA Seventh Asset Securitization Specialty	1,611	—	356	1,611	—	—	(1)	—	1,966
Woori EA Ninth Asset Securitization Specialty	400	—	(15)	400	—	—	(1)	—	384
CW Two Partners Co., Ltd.	605	—	(469)	605	—	—	(2)	—	134
Woori F&I Fifteenth Asset Securitization Specialty	1	—	565	10	—	—	(9)	—	566
KAMCO Fifth Asset Securitization Specialty	8,736	—	2,030	8,736	—	—	(2)	—	10,764
KAMCO Sixth Asset Securitization Specialty	5,314	—	1,268	5,314	—	—	(16)	—	6,566

	For the year ended December 31, 2010
	Acquisition cost	January 1, 2010	Equity in net earnings or losses	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2010
KAMCO Seventh Asset Securitization Specialty	1,285	—	(71)	1,285	—	—	(4)	—	1,210
Woori Tomato Second Asset Securitization Specialty	1	—	(1,332)	1	—	—	—	1,331	—
Woori Fine First Asset Securitization Specialty	15,697	—	(40)	15,697	—	—	(10)	—	15,647
Woori SB Sixth Asset Securitization Specialty	5,477	1,441	3	—	(1,441)	—	22	(25)	—
Woori SB Seventh Asset Securitization Specialty	3,585	2,417	5	—	(2,417)	—	12	(17)	—
Woori Tomato First Asset Securitization Specialty	1	1,353	1,772	—	(1,727)	(1,725)	—	327	—
Woori Marine Third Asset Securitization Specialty	5,952	1,370	(3)	—	—	—	(1,358)	(9)	—
Woori Stream Second Asset Securitization Specialty	2,554	803	117	—	(207)	—	(585)	(128)	—
Woori HB Second Asset Securitization Specialty	444	292	574	—	(437)	—	1	(430)	—
Woori F&I Ninth Asset Securitization Specialty	1,713	—	1,241	—	—	(1,653)	—	412	—
Woori F&I Twelfth Asset Securitization Specialty	9,053	33	2,727	—	—	—	—	(2,760)	—
Woori F&I Fourteenth Asset Securitization Specialty	1,508	—	(1,279)	—	—	—	—	1,279	—
Hiking-Woori Capital	230	—	(57)	213	—	—	53	—	209
Woori-Consus Capital	203	—	(2,262)	—	—	—	90	2,172	—
Chungdo Woori Century Security Corp.	8,187	—	21	8,187	—	—	436	—	8,644
Phoenix Digital Tech Co., Ltd.	10,459	10,458	(1,729)	—	—	—	—	104	8,833
Woori Renaissance Holdings	63,000	58,542	(3,500)	—	—	—	110	763	55,915
Bonghwang Semiconductor Yuhan Gongsa	11,905	27,770	115	—	—	—	—	(15,707)	12,178
Sempio Foods Company (*2)	26,578	36,053	1,350	—	—	(333)	693	4	37,767
Seoul Lakeside Co., Ltd.	270,000	203,553	(11,241)	—	—	—	—	(665)	191,647

Total	694,523	655,721	29,926	191,913	(6,634)	(76,218)	(40,077)	(9,787)	744,844

	For the year ended December 31, 2011
	Acquisition cost	January 1, 2011	Equity in net earnings or losses	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2011
Woori Aviva Life Insurance Co., Ltd.	110,098	104,158	2,744	—	—	—	3,857	4,099	114,858
Woori Blackstone Korea Opportunity First	156,600	50	5,681	153,900	—	—	—	—	159,631
Korea Credit Bureau	4,500	3,454	458	—	—	—	—	—	3,912
BC Card Co., Ltd.	11,668	147,564	—	—	(11,294)	—	(24,788)	(111,482)	—
Korea Finance Security Co., Ltd.	758	3,436	87	—	—	(55)	—	—	3,468
Woori Service Networks Co., Ltd.	24	104	6	—	—	(12)	—	—	98
Kumho Tire Co., Inc. (*1)	113,204	113,204	(12,952)	—	—	—	(3,560)	14,665	111,357
United PF 1st Corporate financial stability	148,000	—	1,099	148,000	—	—	—	—	149,099

	For the year ended December 31, 2011
	Acquisition cost	January 1, 2011	Equity in net earnings or losses	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2011
Woori SB Fifth Asset Securitization Specialty	3,773	1,008	(27)	—	—	—	—	—	981
Woori SB Eighth Asset Securitization Specialty	2,787	1,218	76	—	(1,294)	—	—	—	—
Woori SB Ninth Asset Securitization Specialty	1,907	1,723	13	—	(161)	—	(1,575)	—	—
Woori SB Eleventh Asset Securitization Specialty	5,176	4,545	(89)	—	—	(495)	(3,150)	—	811
Woori SB Twelfth Asset Securitization Specialty	5,477	5,016	47	—	—	(709)	(400)	—	3,954
Woori BC Pegasus Asset Securitization Specialty	2,908	—	(2,462)	—	—	—	—	2,462	—
Woori Stream Third Asset Securitization Specialty	2,664	1,354	195	—	—	—	(600)	—	949
Woori Stream Fourth Asset Securitization Specialty	3,650	716	(11)	—	—	—	(200)	—	505
Woori HB First Asset Securitization Specialty	186	367	1,288	—	—	(716)	—	—	939
Woori Piastone Bridge Asset Securitization Specialty	2,717	3,598	290	—	—	(1,152)	(1,600)	—	1,136
Woori EA First Asset Securitization Specialty	400	—	(840)	—	—	(355)	—	1,195	—
Woori EA Second Asset Securitization Specialty	400	899	20	—	—	(1,205)	—	286	—
Woori EA Sixth Asset Securitization Specialty	400	—	(53)	—	—	(110)	—	163	—
Woori EA Seventh Asset Securitization Specialty	1,611	1,966	532	—	—	(271)	—	—	2,227
Woori EA Ninth Asset Securitization Specialty	400	384	4,226	—	—	(950)	—	—	3,660
Woori EA Eleventh Asset Securitization Specialty	9,905	—	1,000	9,905	—	—	(4)	—	10,901
CW Two Partners Co., Ltd.	605	134	(128)	—	—	—	—	—	6
Woori F&I Fifteenth Asset Securitization Specialty	1	566	3,110	—	—	(4,281)	—	605	—
KAMCO Fifth Asset Securitization Specialty	8,736	10,764	(960)	—	—	—	—	3,854	13,658
KAMCO Sixth Asset Securitization Specialty	5,314	6,566	1,741	—	—	(1,124)	—	—	7,183
KAMCO Seventh Asset Securitization Specialty	1,285	1,210	352	—	—	(473)	—	—	1,089
Woori Tomato Second Asset Securitization Specialty	1	—	3,201	—	—	(1,912)	—	(1,289)	—
Woori Fine First Asset Securitization Specialty	15,697	15,647	2,394	—	—	(556)	—	—	17,485
Hiking-Woori Capital	230	209	(8)	—	(189)	—	(12)	—	—
Woori-Consus Capital	203	—	(371)	—	—	—	(63)	434	—
Chungdo Woori Century Security Corp.	8,187	8,644	256	—	—	—	518	—	9,418
Phoenix Digital Tech Co., Ltd.	10,459	8,833	(14,236)	—	—	—	5,403	—	—
Woori Renaissance Holdings	63,000	55,915	(23,399)	—	—	—	—	—	32,516

	For the year ended December 31, 2011
	Acquisition cost	January 1, 2011	Equity in net earnings or losses	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2011
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,178	105	—	—	—	(282)	—	12,001
Sempio Foods Company(*2)	26,578	37,767	17,248	—	—	(333)	(428)	6	54,260
Seoul Lakeside Co., Ltd.	270,000	191,647	26,067	—	—	(5,700)	—	117	212,131

	1,011,414	744,844	16,700	311,805	(12,938)	(20,409)	(26,884)	(84,885)	928,233

(*1)	The market value of the proportionate of the Woori Bank ownership interest in Kumho Tire Co. Inc. are 312 billion Won and 234 billion Won as of December 31, 2010 and December 31, 2011, respectively.
(*2)	The market value of the proportionate of the Woori Investment & Securities ownership interest in Sempio Foods are 26 billion Won and 25 billion Won as of December 31, 2010 and December 31, 2011, respectively.

If the Group’s share of losses of an investee equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further loss. However, there is no such case during 2010 and 2011.

(3)	Financial information of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	December 31, 2010
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	2,372,448	2,232,440	1,187,446	(10,820)
Woori Blackstone Korea Opportunity First	1,679,433	1,567,462	61,163	(5,949)
Korea Credit Bureau	44,983	9,507	33,055	4,428
BC Card Co., Ltd.	1,913,096	1,380,225	3,125,476	29,899
Korea Finance Security Co., Ltd.	24,493	2,068	41,283	1,847
Woori Service Networks Co., Ltd.	3,067	977	11,007	883
Kumho Tire Co., Inc.	2,516,861	2,016,356	2,701,990	8,901
Woori SME First ABS Specialty Co. Ltd.	8,116	18	—	(12)
Woori SB Fifth Asset Securitization Specialty	3,612	254	13	(244)
Woori SB Eighth Asset Securitization Specialty	4,020	974	105	(892)
Woori SB Ninth Asset Securitization Specialty	3,857	28	478	1,345
Woori SB Eleventh Asset Securitization Specialty	10,126	25	1,917	574
Woori SB Twelfth Asset Securitization Specialty	12,564	25	4,732	2,957
Woori BC Pegasus Asset Securitization Specialty	31,282	37,559	32	(6,092)
Woori Stream Third Asset Securitization Specialty	3,401	15	517	(112)
Woori Stream Fourth Asset Securitization Specialty	1,800	12	934	547
Woori HB First Asset Securitization Specialty	920	3	3,264	2,845
Woori Piastone Bridge Asset Securitization Specialty	9,347	351	9,134	6,821
Woori EA First Asset Securitization Specialty	113,443	117,483	14,226	(4,877)
Woori EA Second Asset Securitization Specialty	34,791	32,544	6,703	1,250
Woori EA Sixth Asset Securitization Specialty	115,016	115,325	8,426	(1,307)
Woori EA Seventh Asset Securitization Specialty	34,077	29,707	1,670	791
Woori EA Ninth Asset Securitization Specialty	139,272	138,311	—	(37)
CW Two Partners Co., Ltd.	5,002	4,734	1	(939)
Woori F&I Fifteenth Asset Securitization Specialty	60,658	59,236	7,812	1,412
KAMCO Fifth Asset Securitization Specialty	70,330	36,175	19,043	8,457
KAMCO Sixth Asset Securitization Specialty	44,232	29,631	4,865	2,818

	December 31, 2010
	Assets	Liabilities	Operating revenue	Net income
KAMCO Seventh Asset Securitization Specialty	10,362	7,662	234	(158)
Woori Tomato Second Asset Securitization Specialty	70,214	73,172	2,135	(2,968)
Woori Fine First Asset Securitization Specialty	61,996	27,215	—	(88)
Woori Stream Second Asset Securitization Specialty	806	7	308	293
Woori HB Second Asset Securitization Specialty	2,172	2	1,791	1,439
Hiking-Woori Capital	608	181	527	(115)
Woori-Consus Capital	1,733	11,905	211	(5,142)
Chungdo Woori Century Security Corp.	17,966	507	1,021	43
Phoenix Digital Tech Co., Ltd.	92,669	93,799	25,873	(2,402)
Woori Renaissance Holdings	141,520	33,240	—	(6,778)
Bonghwang Semiconductor Yuhan Gongsa	466,146	256,820	126,105	385
Sempio Foods Company	194,710	57,190	59,131	1,893
Seoul Lakeside Co., Ltd.	225,069	113,125	54,564	22,171

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	3,162,593	3,007,653	11,829	7,460
Woori Blackstone Korea Opportunity First	358,946	750	17,971	12,608
Korea Credit Bureau	51,484	9,650	41,409	6,380
Korea Finance Security Co., Ltd.	24,446	1,812	42,790	1,069
Woori Service Networks Co., Ltd.	3,541	1,552	11,492	697
Kumho Tire Co., Inc.	4,634,196	4,112,068	3,946,765	(39,354)
United PF 1st Corporate Financial Stability	836,104	30,162	48,117	5,942
Woori SB Fifth Asset Securitization Specialty	3,616	347	11	(89)
Woori SB Eleventh Asset Securitization Specialty	1,824	20	126	(198)
Woori SB Twelfth Asset Securitization Specialty	9,902	18	231	117
Woori BC Pegasus Asset Securitization Specialty	25,050	39,534	119	(8,208)
Woori Stream Third Asset Securitization Specialty	2,399	24	675	488
Woori Stream Fourth Asset Securitization Specialty	1,519	258	86	(27)
Woori HB First Asset Securitization Specialty	2,351	5	3,478	3,220
Woori Piastone Bridge Asset Securitization Specialty	3,984	1,142	1,000	725
Woori EA First Asset Securitization Specialty	80,666	87,692	6,048	(3,934)
Woori EA Second Asset Securitization Specialty	13,029	13,745	3,337	50
Woori EA Sixth Asset Securitization Specialty	42,287	43,004	15,068	(133)
Woori EA Seventh Asset Securitization Specialty	10,119	5,170	5,114	1,182
Woori EA Ninth Asset Securitization Specialty	39,541	30,391	22,338	10,564
Woori EA Eleventh Asset Securitization Specialty	125,608	101,386	16,154	2,222
CW Two Partners Co., Ltd.	190	177	488	(255)
KAMCO Fifth Asset Securitization Specialty	66,794	38,913	1,489	(6,274)
KAMCO Sixth Asset Securitization Specialty	20,240	4,268	7,027	3,869
KAMCO Seventh Asset Securitization Specialty	2,437	7	1,186	781
Woori Fine First Asset Securitization Specialty	40,120	1,257	6,808	5,319
Chungdo Woori Century Security Corp.	20,843	1,822	2,796	516
Phoenix Digital Tech Co., Ltd.	51,016	55,852	(700)	(13,823)
Woori Renaissance Holdings	99,240	33,842	(38,772)	(41,338)
Bonghwang Semiconductor Yuhan Gongsa	531,387	320,920	700	842
Sempio Foods Company	238,938	74,573	173,443	28,915
Seoul Lakeside Co., Ltd.	231,361	111,558	48,170	7,859

(4)	Excluded entity from associates although it’s percentage of ownership is higher than 20% as of December 31, 2011, is as follows (Unit: Korean Won in millions):

	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd.(*)	24,064,739,877	34.6%

(*)	The Group invests in the investee as a limited partner and has no participations in decision making process and therefore no significant influence over the investee.

13. Investment Properties

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Acquisition cost	751,210	657,240	514,819
Accumulated depreciation	(5,084)	(13,969)	(15,820)

Net carrying value	746,126	643,271	498,999

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2010	2011
Beginning balance	746,126	643,271
Acquisition	—	1,356
Disposition	(985)	(144,097)
Depreciation	(9,576)	(6,462)
Impairment loss	(3,911)	(2,212)
Reclassified to assets held for sale	(42,239)	—
Transfer to properties for business use	(38,193)	(6,464)
Foreign currencies translation adjustments	(25)	11
Others	(7,926)	13,596

Ending balance	643,271	498,999

(3)	Fair value of investment properties is 554,722 million Won as of December 31, 2011.

(4)	Rental fees earned from investment properties are 13,598 million Won and 13,508 million Won as of December 31, 2010 and December 31, 2011, respectively.

14. Premises and Equipment

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	January 1, 2010
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,794,266	931,667	1,315,258	287,414	21,293	20	4,349,918
Accumulated depreciation	—	(4,302)	(1,022,520)	(228,054)	—	(13)	(1,254,889)

Net carrying value	1,794,266	927,365	292,738	59,360	21,293	7	3,095,029

	December 31, 2010
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,815,070	962,847	1,362,004	305,447	2,404	20	4,447,792
Accumulated depreciation	—	(31,428)	(1,063,318)	(255,655)	—	(13)	(1,350,414)

Net carrying value	1,815,070	931,419	298,686	49,792	2,404	7	3,097,378

	December 31, 2011
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,828,009	990,772	1,392,065	331,517	4,433	20	4,546,816
Accumulated depreciation	—	(60,434)	(1,075,775)	(276,122)	—	(13)	(1,412,344)

Net carrying value	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2010
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,794,266	927,365	292,738	59,360	21,293	7	3,095,029
Acquisition	38,234	36,890	117,534	21,141	5,840	—	219,639
Disposition (transfer)	(37,341)	(14,409)	(7,432)	(724)	(24,729)	—	(84,635)
Depreciation	—	(27,695)	(110,280)	(30,339)	—	—	(168,314)
Impairment loss	(113)	(289)	—	(323)	—	—	(725)
Classified from assets held for sale	586	1,688	—	—	—	—	2,274
Foreign currencies translation adjustment	(28)	2	(259)	(1,138)	—	—	(1,423)
Others	19,466	7,867	6,385	1,815	—	—	35,533

Ending balance	1,815,070	931,419	298,686	49,792	2,404	7	3,097,378

	For the year ended December 31, 2011
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,815,070	931,419	298,686	49,792	2,404	7	3,097,378
Acquisition	7,261	33,575	159,367	30,224	20,958	—	251,385
Disposition (transfer)	(21,491)	(6,284)	(5,861)	(791)	(18,929)	—	(53,356)
Depreciation	—	(29,141)	(119,017)	(23,813)	—	—	(171,971)
Impairment loss	—	(59)	—	—	—	—	(59)
Classified to assets held for sale	(1,482)	(1,123)	—	—	—	—	(2,605)
Foreign currencies translation adjustment	15	(81)	336	178	—	—	448
Others	28,636	2,032	(17,221)	(195)	—	—	13,252

Ending balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472

15. Intangible Assets and Goodwill

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	January 1, 2010
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	120,790	3,437	97,333	222	145,224	227,114	54,693	648,813
Accumulated depreciation	—	(2,148)	(68,373)	(119)	(76,649)	(143,612)	—	(290,901)
Accumulated impairment losses	(42,725)	—	—	—	—	—	—	(42,725)

Net carrying value	78,065	1,289	28,960	103	68,575	83,502	54,693	315,187

	December 31, 2010
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	120,785	3,353	104,621	302	164,799	226,302	68,458	688,620
Accumulated depreciation	—	(2,431)	(75,918)	(152)	(95,048)	(177,008)	—	(350,557)
Accumulated impairment losses	(42,725)	—	—	—	—	—	(202)	(42,927)

Net carrying value	78,060	922	28,703	150	69,751	49,294	68,256	295,136

	December 31, 2011
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	151,138	14,310	124,917	350	183,492	387,420	70,111	931,738
Accumulated depreciation	—	(3,763)	(87,198)	(185)	(117,911)	(231,863)	—	(440,920)
Accumulated impairment losses	(42,725)	—	—	—	—	—	(202)	(42,927)

Net carrying value	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2010
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	78,065	1,289	28,960	103	68,575	83,502	54,693	315,187
Acquisition	—	—	10,105	80	19,800	16,806	13,127	59,918
Disposition	—	—	(622)	—	(1,899)	(3,193)	(1,328)	(7,042)
Amortization	—	(340)	(9,813)	(25)	(18,828)	(45,519)	—	(74,525)
Impairment loss	—	—	—	—	—	—	(202)	(202)
Foreign currencies translation adjustment	(5)	(27)	38	—	11	(54)	1,494	1,457
Others	—	—	35	(8)	2,092	(2,248)	472	343

Ending balance	78,060	922	28,703	150	69,751	49,294	68,256	295,136

	For the year ended December 31, 2011
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	78,060	922	28,703	150	69,751	49,294	68,256	295,136
Acquisition	39,284	10,915	21,507	49	19,342	164,999	5,881	261,977
Disposition	—	—	—	—	(18)	(865)	(2,607)	(3,490)
Amortization	—	(1,288)	(12,111)	(34)	(22,991)	(56,215)	—	(92,639)
Impairment loss	(8,925)	—	—	—	—	(3,176)	(438)	(12,539)
Foreign currencies translation adjustment	(6)	(2)	(2)	—	2	35	(116)	(89)
Others	—	—	(378)	—	(505)	1,485	(1,067)	(465)

Ending balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891

(3)	Goodwill is as follows (Unit: Korean Won in millions):

	Woori Financial	Kumho Investment bank	Woori FG Savings Bank	Others	Total
January 1, 2010	62,958	8,722	—	6,385	78,065

Foreign exchange translation adjustment	—	—	—	(5)	(5)

December 31, 2010	62,958	8,722	—	6,380	78,060

Acquisition	—	—	39,284	—	39,284
Goodwill impaired	—	(8,722)	—	(203)	(8,925)
Foreign exchange translation adjustment	—	—	—	(6)	(6)

December 31, 2011	62,958	—	39,284	6,171	108,413

The goodwill recorded is subject to impairment test at least annually or more frequently, whenever there are indications of impairment, and is allocated according to the operating segments (Note 5).

Main assumptions used in the impairment test of the goodwill are as follows:

Goodwill is allocated to reporting units and tested for impairment. The Group determined its reporting units to be Goodwill is allocated to the Group’s cash generating units (“CGU”) and tested for impairment. The Group determined its CGUs to be the same level or one level below as its operating segments. This determination was based on how the Group’s operating segments are managed and how they reflect the manner in which the Group’s chief operating decision maker assesses the Group’s performance and allocate resources.

For the impairment tests, the value in use of CGUs was calculated using a discounted cash flow analysis, a form of the income approach, using each CGU’s internal five year forecast and a terminal value calculated using a growth rate reflecting the nominal growth rate of the economy as whole and appropriate discount rates for the respective CGUs. The Group’s discounted cash flow analysis required management to make judgments regarding future revenue growth, credit losses and funding rates. In addition, the Group used the discount rates to reflect the risk and uncertainty related to the current business environment.

To assess the reasonableness of the valuations derived from the discounted cash flow models, the Group also analyzed market-based trading and transaction multiples, where available. These trading and transaction comparables are used to assess the reasonableness of the estimated fair values, as observable market information is generally not available.

	Woori Financial	Woori FG Savings Bank	Others
Basis of valuation	DCF Model	DCF Model	DCF Model
Period of the projections of cash flows(*1)	5 years	5 years	5 years
Growth rate	2%	3%	0%
Discount rate(*2)	12.41%	11.95%	20%

(*1)	The cashflow projections are prepared using internal budget and growth plans of the management, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.
(*2)	The discount rate is calculated based on the capital asset pricing model (CAPM).

16. Assets Held for Sale

Assets held for sale are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Investment properties	20,814	81,308	53,985
Premises and equipment	7,609	5,185	2,258
Others	—	1,433	—

Total	28,423	87,926	56,243

17. Assets Subjected to Lien and Assets Acquired through Foreclosures

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

	Collateral given to	January 1, 2010	December 31, 2010	December 31, 2011	Reason for
Deposits	Credit-agricole Bank and others	438,901	322,924	218,496	Security on borrowings and others
Securities	Korea Securities Depository and others	17,180,241	17,123,372	18,427,862	Collateral repurchase agreement and others
Land and building	Shinhan Card and others	128,169	122,683	93,220	Leasehold rights and others

	Total	17,747,311	17,568,979	18,739,578

(2)	Assets acquired through foreclosures are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Land (assets held for sale)	521	508	—
Building	2,973	2,853	555

Total	3,494	3,361	555

18. Other Assets

Other assets are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Prepaid expenses	234,423	196,302	249,702
Advance payments	57,344	60,745	16,513
Leased assets	57,642	16,492	3,403
Non-operative assets	2,973	2,853	555
Others	132,440	102,469	106,886

Total	484,822	378,861	377,059

19. Financial Liability at FVTPL

Financial liabilities at FVTPL consist of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Borrowings:
Warrants in short position	23,275	58,745	10,309
Securities in short position	567,277	798,353	626,879

Sub-total	590,552	857,098	637,188

Derivative liabilities:
Interest rate derivatives	1,451,339	1,518,168	1,670,845
Currency derivatives	2,498,632	1,844,894	1,689,844
Stock derivatives	698,639	246,571	516,834
Credit derivatives	208,569	3,665	21,559
Commodity derivatives	44,381	36,377	25,753
Others	462	—	109

Sub-total	4,902,022	3,649,675	3,924,944

Total	5,492,574	4,506,773	4,562,132

(2)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Borrowings:
Equity linked securities in short position	3,139,490	2,693,659	4,634,724
Equity linked securities index in short position	98,964	128,569	102,483

Sub-total	3,238,454	2,822,228	4,737,207

Debentures:
Debentures in local currency	271,338	238,736	226,432
Debentures in foreign currencies	1,415,655	1,273,039	95,775
Discount	(2,951)	(2,495)	—

Sub-total	1,684,042	1,509,280	322,207

Total	4,922,496	4,331,508	5,059,414

(3)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Financial liabilities designated at FVTPL subject to credit risk adjustments	4,922,496	4,331,508	5,059,414
Credit risk adjustments	—	8,713	31,735
Accumulated changes in credit risk adjustments	(5,566)	3,147	34,882

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit rating.

(4)	Financial liabilities at FVTPL’s carrying value and face amounts at maturity are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Carrying value	4,922,496	4,331,508	5,059,414
Face amounts at maturity	5,658,714	4,202,877	5,346,184

	(736,218)	128,631	(286,770)

20. Deposits due to Customers

(1)	Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Deposits in local currency
Demand deposits	9,783,563	9,870,652	13,704,296
Time deposits	136,689,505	155,049,753	163,162,643
Mutual installments	222,559	154,168	104,402
Deposits on notes payables	3,902,258	4,402,142	3,135,424
Deposits on CMA	1,834,938	2,501,204	2,136,820
Certificate of deposits	13,313,403	3,499,707	1,850,221
Other deposits	1,451,612	1,233,871	1,235,462

Sub-total	167,197,838	176,711,497	185,329,268

Deposits in foreign currencies	10,052,980	8,788,042	10,638,470
Present value discount	(323,950)	(71,914)	(37,256)

Total	176,926,868	185,427,625	195,930,482

(2)	Deposits by customers are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Individual	55,937,076	60,948,053	66,285,132
Corporation	54,644,115	56,422,330	55,802,501
Banks	21,791,838	21,981,851	24,481,309
Government agencies	13,480,352	13,563,531	13,602,836
Other financial institutions	7,438,917	8,607,010	9,796,912
Government	10,225,679	9,207,218	9,931,364
Non-profit corporation	4,917,775	5,817,711	6,461,592
Educational organization	2,909,826	3,251,245	3,276,295
Foreign corporations	440,813	791,402	1,340,651
Others	5,464,427	4,909,188	4,989,146
Present value discount	(323,950)	(71,914)	(37,256)

Total	176,926,868	185,427,625	195,930,482

21. Borrowings and Debentures

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	January 1, 2010
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.3	1,560,378
Borrowings from government funds	Korea Environment Management Corporation	2.7	2,141,520
Others	Korea International Trade Association and others	3.4	6,491,965

Sub-total			10,193,863

Borrowings in foreign currencies
Borrowings in foreign currencies	Zuercher Kantonal Bank and others	3.8	9,854,587
Offshore borrowings in foreign currencies			5,838

Sub-total			9,860,425

Bills sold		1.7	129,237
Call money	Banks	1.1	5,957,183
Bonds sold under repurchase agreements			6,321,275
Present value discount			(6,976)

Total			32,455,007

	December 31, 2010
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.3	1,222,739
Borrowings from government funds	Korea Environment Management Corporation and others	2.5	2,120,411
Others	Korea Finance Corporation and others	3.1	6,561,817

Sub-total			9,904,967

Borrowings in foreign currencies
Borrowings in foreign currencies	Wachovia Bank and others	3.3	10,062,277
Offshore borrowings in foreign currencies			5,695

Sub-total			10,067,972

Bills sold		1.5	146,606
Call money	Banks	2.6	6,072,523
Bonds sold under repurchase agreements			8,076,737
Present value discount			(3,143)

Total			34,265,662

	December 31, 2011
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.5	1,089,170
Borrowings from government funds	Korea Environment Management Corporation and others	1.9	2,119,147
Others	Korea Finance Corporation and others	2.3	6,842,681

Sub-total			10,050,998

Borrowings in foreign currencies
Borrowings in foreign currencies	Wilshire State Bank and others	2.6	12,140,368
Offshore borrowings in foreign currencies			5,767

Sub-total			12,146,135

Bills sold		1.9	181,102
Call money	Banks	2.5	4,393,138
Bonds sold under repurchase agreements			7,898,553
Present value discount			(3,217)

Total			34,666,709

(2)	Debentures are as follows (Unit: Korean Won in millions):

	January 1, 2010		December 31, 2010		December 31, 2011
	Interest rate (%)	Amount	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	0.5 ~ 10.5	26,497,762	0.6 ~ 10.5	24,006,420	0.5 ~ 10.5	21,757,317
Subordinated bonds	5.0 ~ 10.3	5,818,969	5.1 ~ 10.3	4,938,106	4.5 ~ 10.3	7,316,553
Other bonds	—	312,501	—	215,137	—	244,892

Sub-total		32,629,232		29,159,663		29,318,762

Discounts on bond		(55,253)		(49,023)		(52,929)

Total		32,573,979		29,110,640		29,265,833

(3)	Borrowings from financial institutions are as follows (Unit: Korean Won in millions):

	January 1, 2010
	Banks	Non-banks	Total
Borrowings in local currency	1,966,965	8,226,898	10,193,863
Borrowings in foreign currencies	6,093,560	3,766,865	9,860,425
Call money	5,957,183	—	5,957,183
Bonds sold under repurchase agreements	232,100	6,089,175	6,321,275

Total	14,249,808	18,082,938	32,332,746

	December 31, 2010
	Banks	Non-banks	Total
Borrowings in local currency	1,945,741	7,959,226	9,904,967
Borrowings in foreign currencies	5,608,604	4,459,368	10,067,972
Call money	6,072,523	—	6,072,523
Bonds sold under repurchase agreements	139,200	7,937,537	8,076,737

Total	13,766,068	20,356,131	34,122,199

	December 31, 2011
	Banks	Non-banks	Total
Borrowings in local currency	1,758,453	8,292,545	10,050,998
Borrowings in foreign currencies	6,694,915	5,451,220	12,146,135
Call money	4,393,138	—	4,393,138
Bonds sold under repurchase agreements	110,000	7,788,553	7,898,553

Total	12,956,506	21,532,318	34,488,824

Borrowings from the Bank of Korea are 1,560,378 million Won, 1,222,739 million Won and 1,089,170 million Won as of January 1, 2010, December 31, 2010 and December 31, 2011, respectively.

22. Provisions

(1)	Provisions recognized are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Asset retirement obligation	23,728	25,958	20,662
Provisions for guarantee(*1)	293,321	309,721	464,687
Provisions for loan commitment	202,980	168,239	134,530
Provisions for credit card points	11,664	11,421	1,387
Other provisions(*2)	161,828	245,716	271,042

Total	693,521	761,055	892,308

(*1)	Provisions for guarantee includes provisions for financial guarantee of 207,188 million Won, 90,325 million Won and 200,246 million Won as of January 1, 2010, December 31, 2010 and December 31, 2011, respectively.
(*2)	Other provisions include provision for litigation.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2010
	Provisions for guarantee	Provisions for loan commitment	Provisions for credit card points	Other provisions	Total
Beginning balance	293,321	202,980	11,664	161,828	669,793
Provisions provided	207,059	4,240	22,601	93,224	327,124
Provisions used	(22,704)	(40)	(22,844)	20,819	(24,769)
Reversal of unused amount	(167,955)	(38,941)	—	(30,155)	(237,051)

Ending balance	309,721	168,239	11,421	245,716	735,097

	For the year ended December 31, 2011
	Provisions for guarantee	Provisions for loan commitment	Provisions for credit card points	Other provisions	Total
Beginning balance	309,721	168,239	11,421	245,716	735,097
Provisions provided	156,749	5,317	9,342	47,583	218,991
Provisions used	14,932	23	(19,360)	(14,099)	(18,504)
Reversal of unused amount	(16,715)	(39,049)	(16)	(8,158)	(63,938)

Ending balance	464,687	134,530	1,387	271,042	871,646

(3)	Changes in details of asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Beginning balance	23,728	25,958
Provisions provided	1,706	2,335
Provisions used	(457)	(488)
Depreciation	1,010	449
Reversal of unused amount	(29)	(176)
Decrease in restoration costs	—	(7,416)

Ending balance	25,958	20,662

23. Retirement Benefit Obligation

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

(1)	Retirement benefit obligation are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Projected retirement benefit obligation	336,651	227,729	365,714
Fair value of plan assets	(213,640)	(157,780)	(246,010)

Liability recognized	123,011	69,949	119,704

(2)	Changes in carrying value of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Beginning balance	336,651	227,729
Service cost	123,426	126,281
Interest cost	10,364	11,604
Actuarial loss	1,228	21,756
Foreign currencies translation adjustments	3	103
Retirement benefit paid	(132,668)	(20,476)
Curtailment or settlement	(116,387)	(1,565)
Others	5,112	282

Ending balance	227,729	365,714

(3)	Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Beginning balance	213,640	157,780
Expected return plan assets	7,948	8,211
Actuarial loss	(1,127)	(2,037)
Employer’s contributions	78,440	89,125
Retirement benefit paid	(27,143)	(7,736)
Curtailment or settlement	(113,425)	(1,265)
Others	(553)	1,932

Ending balance	157,780	246,010

(4)	Plan assets consist of mainly deposits which accounts for 34.71%, 67.78% and 68.89% of plan asset as of January 1, 2010, December 31, 2010 and December 31, 2011, respectively. Among plan asset, realized return on plan assets are 6,821 million Won and 6,174 million Won of plan asset for the years ended December 31, 2010 and December 31, 2011, respectively.

(5)	Past service cost, interest cost, expected return on plan asset, actuarial loss and loss on curtailment or settlement recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Service cost	123,426	126,281
Interest expense	10,364	11,604
Expected return on plan assets	(7,948)	(8,211)
Actuarial loss	2,355	23,793
Loss on the curtailment or settlement	(2,962)	(300)

Total	125,235	153,167

(6)	Actuarial assumptions used in retirement benefit obligation assessment are as follows:

	January 1, 2010	December 31, 2010	December 31, 2011
Discount rate	5.31%	5.65%	4.76%
Inflation rate	3.20%	3.20%	2.30%
Expected rate of return on plan assets	5.85%	4.24%	4.49%
Future wage growth rate	5.85%	5.74%	5.31%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

24. Other Financial Liabilities and Other Liabilities

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Other financial liabilities:
Payables	3,318,017	3,615,878	7,431,428
Accrued expenses	2,464,068	2,765,446	3,374,174
Borrowings from trust accounts	2,815,956	2,089,772	2,485,088
Refundable lease deposits	126,297	165,701	184,886
Agency business revenue	268,598	295,472	211,227
Foreign exchange payables	376,713	581,934	696,505
Domestic exchange payables	462,782	174,374	3,109,576
Miscellaneous liabilities	1,394,318	1,959,751	1,590,825

Sub-total	11,226,749	11,648,328	19,083,709

Other liabilities:
Income in advance	249,638	253,311	264,121
Other miscellaneous liabilities	554,856	145,880	305,662

Sub-total	804,494	399,191	569,783

Total	12,031,243	12,047,519	19,653,492

25. Derivatives

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	January 1, 2010
	Notional amount	Assets			Liabilities
		Fair value hedge	Cash flow hedge	For trading	Fair value hedge	Cash flow hedge	For trading
Interest rate:
Interest rate swaps	139,037,226	107,490	—	1,233,085	28,908	12,328	1,390,733
Interest rate futures	29,327	—	—	—	—	—	—
Long interest rate options	6,013,380	—	—	76,513	—	—	—
Short interest rate options	6,164,964	—	—	—	—	—	60,606
Currency:
Currency forwards	40,721,112	—	—	1,519,032	—	—	669,167
Currency swaps	20,229,949	—	—	1,098,740	—	—	1,715,106
Currency futures	796,711	—	—	—	—	—	—
Long currency options	3,072,315	—	—	602,699	—	—	—
Short currency options	3,220,937	—	—	—	—	—	114,359
Stock Index:
Stock index futures	185,930	—	—	—	—	—	—
Long stock index options	567,895	—	—	71,319	—	—	—
Short stock index options	2,173,771	—	—	—	—	—	461,698
Stock index swaps	2,142,525	—	—	67,151	—	—	236,941
Others:
Long option	304,145	—	—	20,485	—	—	—
Short option	366,697	—	—	—	—	—	23,006
Other forwards	82,213	—	—	1,660	—	—	1,246
Other swaps	875,694	—	—	48,624	—	—	228,698
Other futures	5,753	—	—	338	—	—	462

Total	225,990,544	107,490	—	4,739,646	28,908	12,328	4,902,022

	December 31, 2010
	Notional amount	Assets			Liabilities
		Fair value hedge	Cash flow hedge	For trading	Fair value Hedge	Cash flow hedge	For trading
Interest rate:
Interest rate swap forwards	206	—	—	7	—	—	4
Interest rate swap	206,565,312	131,511	—	1,288,788	3,743	1,596	1,474,766
Interest rate futures	31,020	—	—	—	—	—	—
Long interest options	4,225,000	—	—	61,558	—	—	—
Short interest options	5,076,534	—	—	—	—	—	43,398
Currency:
Currency forwards	32,425,079	—	—	957,306	—	—	416,464
Currency swaps	25,437,435	—	—	1,191,928	—	—	1,370,882
Currency futures	917,157	—	—	—	—	—	—
Long option	2,360,647	—	—	421,959	—	—	—
Short option	2,295,334	—	—	—	—	—	57,548
Stock Index:
Stock index futures	54,063	—	—	—	—	—	—
Long stock	609,802	—	—	130,509	—	—	—
Short stock	1,412,681	—	—	—	—	—	238,912
Stock index swaps	2,274,040			64,751			7,659
Others:
Long option	87,081	—	—	15,940	—	—	—
Short option	104,176	—	—	—	—	—	12,267
Other forwards	198,172	—	—	6,065	—	—	5,496
Other swaps	312,150	—	—	23,795	—	—	22,279
Other futures	298	—	—	13	—	—	—

Total	284,386,187	131,511	—	4,162,619	3,743	1,596	3,649,675

	December 31, 2011
		Assets				Liabilities
	Nominal Amount	Fair value hedge	Cash flow hedge	Foreign hedge	For trading	Fair value hedge	Cash flow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	176,582,515	326,005	—	—	1,516,621	348	23,978	—	1,639,921
Interest rate futures	298,253	—	—	—	—	—	—	—	—
Long interest options	2,445,000	—	—	—	36,254	—	—	—	—
Short interest options	2,771,136	—	—	—	—	—	—	—	30,924
Currency:
Currency forwards	40,801,384	—	—	835	836,348	—	—	9,167	347,213
Currency swaps	27,763,127	—	—	—	973,215	—	—	—	1,315,693
Currency futures	1,086,199	—	—	—	—	—	—	—	—
Long option	1,957,680	—	—	—	396,268	—	—	—	—
Short option	1,890,912	—	—	—	—	—	—	—	26,938
Stock Index:
Stock index futures	18,946	—	—	—	—	—	—	—	—
Long stock	740,808	—	—	—	59,092	—	—	—	—
Short stock	1,281,750	—	—	—	—	—	—	—	262,981
Stock index swaps	2,396,314	—	—	—	36,441	—	—	—	253,853
Others:
Long option	234,408	—	—	—	17,771	—	—	—
Short option	239,000	—	—	—	—	—	—	—	11,911
Other forwards	10,516	—	—	—	239	—	—	—	253
Other swaps	157,937	—	—	—	27,648	—	—	—	35,148
Other futures	299	—	—	—	—	—	—	—	109

Total	260,676,184	326,005	—	835	3,899,897	348	23,978	9,167	3,924,944

Derivatives held for trading purpose are classified into financial assets on liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 19).

(2)	Gains or losses on valuation of derivatives are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Gains or losses from hedged items	(121,565)	(191,961)
Gains or losses from hedging instruments	76,923	173,252
Ineffective gains and losses of foreign hedging activities	804	705

26. Day 1 Profit and Loss

Changes in details of deferred day 1 profits and losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Beginning balance		30,869
New transactions
Financial assets at FVTPL	(38,388)	2,618
Financial liabilities at FVTPL	75,802	54,687

Sub-total	37,414	57,305

Amounts Recognized in profits and losses
Financial assets at FVTPL	4,717	7,797
Financial liabilities at FVTPL	(11,262)	(41,239)

Sub-total	(6,545)	(33,442)

Ending balance	30,869	54,732

Although no observable elements were available in market transaction to fair value the financial instruments, valuation techniques were utilized to fair value such instruments. These financial instruments are recorded at their fair values at the time of purchase even though there were differences noted on the transaction price and fair value obtained from valuation techniques. The table above shows the differences yet to be recognized in profits and losses and the details.

27. Capital Stock and Capital Surplus

(1)	The number of authorized shares is as follows:

	January 1, 2010	December 31, 2010	December 31, 2011
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000 Won	5,000 Won	5,000 Won
Issued shares of common stock	806,015,340 shares	806,015,340 shares	806,015,340 shares

As of January 1, 2010, December 31, 2010 and December 31, 2011, the Group holds 2,560 shares (18 million Won), 2,561 shares (18 million Won), 1,999 shares (14 million Won) of its treasury stock, respectively, acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities.

(2)	Capital surplus are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Capital in excess of par value	109,025	109,025	109,025
Other capital surplus	71,448	71,080	66,743

Total	180,473	180,105	175,768

28. Hybrid Securities

The bond-type hybrid securities classified as shareholder’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	Amount
The 1st bond-type hybrid securities	November 22, 2011	November 22, 2041	5.91	310,000
Expense of issuance				(990)

				309,010

Although these instruments have a contractual maturity date, November 22, 2041 and stipulated contractual interest payments, the contractual agreements allow Group to indefinitely extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate, etc. In addition, the Group has the ability to not pay dividends on ordinary stock and there are no other agreements that would require the Group to pay interest on the hybrid securities.

29. Other Equity

(1)	Other equity is as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Other comprehensive income:
Gain on valuation of AFS financial assets	1,257,695	1,051,219	647,482
Gain on equity of jointly controlled entities and associates	46,081	24,970	4,940
Loss on FX translation on overseas operations	(378)	(16,221)	(2,772)
Gain (loss) on cash flow hedges	(5,112)	1,187	4,336

Sub-total	1,298,286	1,061,155	653,986

Treasury shares	(18)	(18)	(14)
Other capital adjustments	(54,172)	(59,118)	(67,551)

Total	1,244,096	1,002,019	586,421

(2)	Changes in accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2010
	Beginning balance	Others	Reclassification	Income tax effect	Ending balance
Gain on valuation of AFS financial assets	1,257,695	257,794	(534,883)	70,613	1,051,219
Gain on equity of jointly controlled entities and associates	46,081	(27,189)	—	6,078	24,970
Loss on FX translation on overseas operations	(378)	(15,995)	—	152	(16,221)
Gain (loss) on cash flow hedges	(5,112)	11,899	(3,994)	(1,606)	1,187

Total	1,298,286	226,509	(538,877)	75,237	1,061,155

	For the year ended December 31, 2011
	Beginning balance	Others	Reclassification	Income tax effect	Ending balance
Gain on valuation of AFS financial assets	1,051,219	100,201	(576,844)	72,906	647,482
Gain on equity of jointly controlled entities and associates	24,970	(1,555)	(24,787)	6,312	4,940
Loss on FX translation on overseas operations	(16,221)	15,244	—	(1,795)	(2,772)
Gain on cash flow hedges	1,187	1,552	(749)	2,346	4,336

Total	1,061,155	115,442	(602,380)	79,769	653,986

30. Retained Earnings

(1)	Retained earnings are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Legal reserves	783,301	885,903	1,005,401
Voluntary reserves	6,539,000	7,379,000	8,256,000
Retained earnings carried forward	1,958,046	2,224,436	3,161,321

	9,280,347	10,489,339	12,422,722

Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than 10% of net income until reaching an amount equal to the Company’s capital.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Beginning balance	9,280,347	10,489,339
Net income	1,288,856	2,136,828
Dividends on common stock	(80,601)	(201,503)
Dividends on hybrid securities	—	(1,942)
Others	737	—

Ending balance	10,489,339	12,422,722

31. Planned Regulatory Reserve for Credit Loss

In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if the estimated provision for credit loss determined in accordance with IAS 39 Financial instruments: Recognition and Measurement is lower than those in accordance with the RSFHC, the Group shall disclose the difference as the regulatory reserve for credit loss.

(1)	Balances of the planned regulatory reserve for credit loss are 553,010 million Won and 1,351,766 million Won as of December 31, 2010 and 2011, respectively.

(2)	Reserve, net income attributable to shareholders and earning per share after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share):

	For the years ended December 31
	2010	2011
Planned regulatory reserve for credit loss	(553,010)	(798,756)
Net income after the planned reserve provided	735,846	1,338,072

Earnings per share after the planned reserve provided(*)	913	1,658

(*)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the planned reserve provided.

32. Dividends

The Group paid 201,503 million Won (250 Won per share) and is about to pay 201,503 million Won (250 Won per share) for the years ended December 31, 2010 and 2011, respectively.

33. Net Interest Income

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Financial assets at FVTPL:
Debt securities
Korean treasury and government agencies	222,403	143,280
Financial institutions	154,922	160,856
Corporates	130,150	128,533
CP	80,447	111,114
Beneficiary certificates	5,950	11,242
Interest of other FVTPL financial assets	100,915	104,520

Sub-total	694,787	659,545

AFS financial assets:
Debt securities
Korean treasury and government agencies	140,849	158,953
Financial institutions	195,542	212,053
Corporates	72,906	95,408
Asset-backed securities	9,550	1,826
Foreign governments	10,924	5,817
Beneficiary certificates	1,799	1,067
Interest of other AFS financial assets	4,695	4,644

Sub-total	436,265	479,768

HTM financial assets:
Debt securities
Korean treasury and government agencies	208,842	326,630
Financial institutions	416,257	261,841
Corporates	165,090	282,268
Asset-backed securities	—	709
Foreign governments	10,568	8,306

Sub-total	800,757	879,754

Loans and receivables:
Interest on deposits	116,059	169,268
Interest on loans	11,876,850	12,725,160
Interest of other receivables	132,509	131,351

Sub-total	12,125,418	13,025,779

Total	14,057,227	15,044,846

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Interest on deposits due to customers	4,976,121	5,298,071
Interest on borrowings	728,077	815,043
Interest on debentures	1,807,874	1,551,286
Other interest expense	122,010	118,401

Total	7,634,082	7,782,801

34. Net Fees and Commissions Income

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Banking fees
Banking fees(*)	750,066	814,677
Guarantee fees	111,132	104,327
Fees from project financing	21,004	27,080

Sub-total	882,202	946,084

Other fees
Credit card fees	16,624	39,656
CMA management fees	6,131	5,553
Lease	25,626	12,854
Brokerage fees	630,540	650,155
Others	126,916	120,132

Sub-total	805,837	828,350

Total	1,688,039	1,774,434

(*)	Banking fees are including agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Fees paid	106,894	121,029
Credit card commission	368,042	384,503
Brokerage commission	89,778	60,821
Others	7,551	12,589

Total	572,265	578,942

35. Dividend Income

Dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Dividend of financial assets at FVTPL	38,770	46,036
Dividend of AFS financial assets	162,010	156,969

Total	200,780	203,005

36. Gain (Loss) on Financial Assets at FVTPL

(1)	Gain (loss) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Gain (loss) on valuation and disposal of securities:
Gain (loss) on redemption of securities	(24,347)	12,212
Gain (loss) on transaction of securities	245,315	(27,878)
Gain on valuation of securities	93,172	41,780

Sub-total	314,140	26,114

Gain (loss) on derivatives:
Gain (loss) on transaction of derivatives
Interest rate derivatives	(128,998)	(84,074)
Currency derivatives	(41,969)	83,215
Stock equity derivatives	178,493	5,163
Other derivatives	20,077	6,681

Sub-total	27,603	10,985

Gain (loss) on valuation of derivatives
Interest rate derivatives	(143,946)	50,563
Currency derivatives	137,499	37,539
Stock equity derivatives	118,135	(223,142)
Other derivatives	(12,507)	(17,451)

Sub-total	99,181	(152,491)

Total	440,924	(115,392)

(2)	Gain (loss) on valuation of financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Gain (loss) on redemption of securities	114,249	17,743
Gain (loss) on transaction of securities	1,130	(593)
Gain (loss) on valuation of securities	(3,192)	(73,778)
Gain (loss) on transaction of other financial assets designated at FVTPL	(337,346)	(117,616)
Gain (loss) on valuation of other financial assets designated at FVTPL	(183,075)	409,039

Total	(401,850)	234,795

37. Gain (Loss) on Available for Sale Financial Assets

Gain (loss) on AFS financial assets recognized in statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Gain (loss) on redemption of securities	8,715	(267)
Gain on transaction of securities	1,102,871	1,338,821
Impairment loss or reversal of impairment on securities	(38,117)	(265,677)

Total	1,073,469	1,072,877

38. Impairment Loss on Credit Loss

Impairment loss on credit loss recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Bad debt expenses	3,007,446	2,240,657
Reversal of provision for credit losses	(138,906)	(78,032)

Sub-Total	2,868,540	2,162,625

Provision for guarantee	207,059	156,749
Reversal of provision for guarantee	(167,955)	(16,715)

Sub-Total	39,104	140,034

Provision for loan commitment	4,240	5,317
Reversal of provision for loan commitment	(38,941)	(39,049)

Sub-Total	(34,701)	(33,732)

Total	2,872,943	2,268,927

39. Other Net Operating Income (Expense)

(1)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Gain on transaction of FX	7,585,168	8,292,591
Gain on translation of FX	41,073	46,882
Rental fee income	18,511	16,520
Gain on transactions of loans and receivables	173,231	62,157
Gain on disposal of investment in jointly controlled entities and associates	175	61,071
Gain on disposal of premises and equipment and other assets	12,145	74,140
Reversal of impairment loss of premises and equipment and other assets	3,146	791
Gain on transactions of derivatives	7,684	233
Gain on valuations of derivatives	121,434	187,038
Gain on fair value hedged items	36,691	3,876
Reversal of other provisions	30,185	8,350
Others	75,646	101,343

Total	8,105,089	8,854,992

(2)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Administrative expenses	3,321,790	3,782,439
Loss on transaction of FX	7,321,097	8,185,494
Loss on translation of FX	63,830	35,226
Contribution to miscellaneous funds	338,568	357,801
KDIC deposit insurance fees	211,583	247,596
Donation	80,862	61,553
Loss on transactions of loans and receivables	205,677	231,116
Loss on disposal of joint controlling entity and associates	69	40
Loss on disposal of premises and equipment and other assets	8,055	6,247
Impairment loss of premises and equipment and other assets	15,331	18,875
Loss on transactions of derivatives	27,525	5,641
Loss on valuations of derivatives	24,670	8,378
Loss on fair value hedged items	158,256	195,837
Other provision	117,531	59,260
Others	120,696	82,793

Total	12,015,540	13,278,296

(3)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Short term employee benefits	1,394,473	1,621,347
Retirement benefit service costs	125,862	158,188
Fringe benefits	349,771	389,055
Depreciation and amortization	267,124	273,607
Rent	225,457	232,733
Taxes and dues	148,785	165,468
Service charges	176,647	200,503
IT expenses	102,901	112,742
Telephone and communication expenses	65,960	69,501
Operating promotion expenses	57,583	67,517
Advertising	110,556	118,627
Printing	16,856	16,612
Traveling expenses	14,777	16,589
Supplies	10,716	11,469
Insurance premium	8,481	7,740
Others	245,841	320,741

Total	3,321,790	3,782,439

40. Income Tax Expense

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Current tax expense
Current tax expense in respect of the current year	493,046	632,342
Adjustments recognized in the current period in relation to the current tax of prior periods	(56,296)	5,360

Sub-total	436,750	637,702

Deferred tax expense
Deferred tax expense (income) relating to the origination and reversal of temporary differences	(13,866)	26,622
Deferred tax reclassified from other comprehensive income to net income	75,237	79,769

Sub-total	61,371	106,391

Income tax expense	498,121	744,093

(2)	Income tax expense can be reconciled to net income as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Net income before income tax expense	2,098,795	3,177,373
Tax calculated at statutory tax rate (24.2%)	507,882	768,898
Adjustments
Effect of income that is exempt from taxation	(56,917)	(102,971)
Effect of expenses that are not deductible in determining taxable profit	102,922	87,922
Effect on deferred tax balance due to the change in income tax rate	(10,471)	(12,856)
Adjustments recognized in the current period in relation to the current tax of prior periods	(56,296)	5,360
Others	11,001	(2,260)

Sub-total	(9,761)	(24,805)

Income tax expense	498,121	744,093

Effective tax rate	23.73%	23.42%

(3)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	January 1, 2010	Recognized in net income	Recognized in other comprehensive income	December 31, 2010
Deferred tax assets (liabilities) in relation to :
Securities	189,840	(67,152)	—	122,688
Gain (loss) on valuation using the equity method of accounting	31,491	(33,595)	6,078	3,974
Gain (loss) on valuation of derivatives	(67,245)	(34,405)	(1,606)	(103,256)
Accrued income	(27,666)	(55,489)	—	(83,155)
Provision for credit losses	(149,995)	231,155	—	81,160
Loans and receivables written off	67,157	(12,835)	—	54,322
Loan origination costs and fees	(30,372)	(2,976)	—	(33,348)
Deposits with employee retirement insurance trust	(44,257)	16,376	—	(27,881)
Provision for guarantee	83,998	(35,263)	—	48,735
Other provision	94,282	(4,417)	—	89,865
Gain on valuation of AFS financial assets	(388,531)	—	70,613	(317,918)
Others	73,603	(62,770)	152	10,985

	(167,695)	(61,371)	75,237	(153,829)

Tax losses	—	—	—	—

Net deferred tax assets (liabilities)	(167,695)	(61,371)	75,237	(153,829)

	January 1, 2011	Recognized in net income	Recognized in other comprehensive income	December 31, 2011
Deferred tax assets (liabilities) in relation to :
Securities	122,688	85,090	—	207,778
Gain (loss) on valuation using the equity method of accounting	3,974	26,673	6,312	36,959
Gain (loss) on valuation of derivatives	(103,256)	(44,585)	2,346	(145,495)
Accrued income	(83,155)	(26,001)	—	(109,156)
Provision for credit losses	81,160	(72,734)	—	8,426
Loans and receivables written off	54,322	(46,567)	—	7,755
Loan origination costs and fees	(33,348)	(10,619)	—	(43,967)
Deposits with employee retirement insurance trust	(27,881)	(16,648)	—	(44,529)
Provision for guarantee	48,735	7,599	—	56,334
Other provision	89,865	(6,065)	—	83,800
Gain on valuation of AFS financial assets	(317,918)	—	72,906	(245,012)
Others	10,985	(2,534)	(1,795)	6,656

	(153,829)	(106,391)	79,769	(180,451)

Tax losses	—	—	—	—

Net deferred tax assets (liabilities)	(153,829)	(106,391)	79,769	(180,451)

(4)	Deductible temporary differences and unused tax losses where deferred tax assets are not recognized are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Provision for credit losses	5,613	6,017	41,741
Unused tax losses	508,146	241,730	235,404

Total	513,759	247,747	277,145

The unused tax losses of 12,562 million Won, 172,203 million Won and 50,639 million Won will be expired at the end of the year of 2013, 2019 and 2020, respectively.

(5)	Taxable temporary differences associated with investments and interests where deferred tax liabilities are not recognized are 12,258,292 million Won, 13,058,904 million Won and 13,901,404 million Won as of January 1, 2010, December 31, 2010 and December 31, 2011, respectively.

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Current tax assets	28,203	9,568	56,570
Current tax liabilities	127,871	173,960	274,257

(7)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Deferred tax assets	74,101	58,705	79,980
Deferred tax liabilities	241,796	212,534	260,431

Net deferred tax liabilities	(167,695)	(153,829)	(180,451)

41. Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	For the years ended December 31
	2010	2011
Net income attributable to common shareholders	1,288,856	2,136,828
Dividends to hybrid securities	—	(1,942)
Net income attributable to common shareholders	1,288,856	2,134,886
Weighted average number of common shares outstanding	806,012,779 shares	806,012,901 shares
Basic EPS	1,599	2,649

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2010 and 2011, respectively.

42. Contingent Liabilities and Commitments

(1)	Guarantees (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Confirmed guarantees
Guarantee for debenture issuances	46,762	41,594	135
Guarantee for loans	170,774	177,276	290,799
Acceptances	844,035	771,313	840,437
Guarantee in acceptances imported goods	122,032	132,667	142,073
Other confirmed guarantees	9,593,100	9,122,841	10,297,667

Sub-total	10,776,703	10,245,691	11,571,111

Unconfirmed guarantees
Local letter of credit	828,703	962,904	1,003,258
Letter of credit	5,622,149	5,504,962	4,837,106
Other unconfirmed guarantees	4,709,636	3,678,567	3,133,110

Sub-total	11,160,488	10,146,433	8,973,474

CP purchase commitments and others	4,196,972	4,616,656	6,157,569

Total	26,134,163	25,008,780	26,702,154

(2)	Loan commitments and others (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Loan commitments	77,333,904	82,941,133	88,400,600
Other commitments	9,806,877	10,306,693	9,154,660

(3)	Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions):

	January 1, 2010		December 31, 2010		December 31, 2011
	As plaintiff	As dependent	As plaintiff	As dependent	As plaintiff	As dependent
Number of cases	1,220 cases	274 cases	978 cases	241 cases	804 cases	292 cases
Amount of litigation	867,198	274,190	924,197	426,551	1,144,087	788,852
Allowances for litigations	—	63,154	—	221,149	—	261,508

As of December 31, 2011, major lawsuits which the Group is facing, are due to division of structured finance’s financial incident of 2010 Gongpyung 1st Co., Ltd. amounting to 65,000 million Won (Kyongnam Bank), payment of seized deposit of Seocho District Tax Office amounting to 45,000 million Won (Woori Bank), and reimbursement of advances of Hanley Shipping INC amounting to 37,000 million Won (Woori Bank).

Sues from the electronic reminder (payment orders for unpaid credit card receivables to individuals) are not included on the litigations as of January 1, 2010, December 31, 2010 and December 31, 2011, and about that, there are no significant effects on the financial statements as of January 1, 2010, December 31, 2010 and December 31, 2011.

43. Lease

(1)	Operating lease

Minimum lease payments’ collection under the operating lease agreement are as follows (Unit: Korean Won in millions):

	January 1, 2010		December 31, 2010		December 31, 2011
	Local currencies	Foreign currencies	Local currencies	Foreign currencies	Local currencies	Foreign currencies
1 year	15,817	2,289	1,619	2,330	155	1,844
2 years	1,546	2,389	186	1,821	66	—
3 years	21	1,867	89	—	—	—

Total	17,384	6,545	1,894	4,151	221	1,844

(2)	Finance lease receivables

Present value of gross investment and minimum lease payments are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
1 year	213,356	279,276	301,025
2 years	173,755	221,595	242,867
3 years	111,186	155,550	152,402
4 years	17,453	31,933	23,000
5 years	4,246	10,692	3,715

Gross investment in lease	519,996	699,046	723,009
Unrealized interest revenue	(49,132)	(81,307)	(78,463)

Net investment in lease	470,864	617,739	644,546
Receivables of cancellable lease	1,454	444	673
Costs of finance lease	7,335	13,688	16,545

Receivables of finance lease	479,653	631,871	661,764
Provision for credit losses	(4,565)	(4,240)	(3,831)

Total	475,088	627,631	657,933

(3)	Finance lease liabilities

Present value of minimum lease payments under the finance lease agreement are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Within 1 year	46,986	37,546	34,151
From 1 to 5 years	55,678	35,658	48,535
Sub - total	102,664	73,204	82,686
Present value discount	(6,447)	(4,223)	(5,767)

Present value	96,217	68,981	76,919

44. Related Party Transactions

Related parties of the Group and major transactions with related parties during the current and prior period are as follows:

(1)	Related parties

Government related entity: (Ultimate controlling party)	KDIC

Jointly controlled entities:	Woori Aviva Life Insurance Co., Ltd., Woori Blackstone Korea Opportunity First and Woori Renaissance Holdings

Associates:	Korea Credit Bureau Co., Ltd., Woori Service Networks Co., Ltd, Korea Finance Security, Kumho Tires Co., Inc, LIG E&C Co., Ltd., Hyunjin Co., Ltd., Chungdo Woori Century Security Corp, Ltd., Phoenix Digital Tech Co., Ltd., Bonghwang Semiconductor Yuhan Gongsa, Sempio Foods Co., Ltd, Seoul Lakeside Co., Ltd, United PF 1st Corporate Financial Stability, Woori SB Fifth Asset Securitization Specialty and 18 SPCs for the rest.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Government related entity (KDIC)
Other financial assets	271,419	676,102	862,919
Deposits liabilities	124,582	95,000	115,000
Other financial liabilities	42	441	208
Other liabilities	1,110	840	690
Jointly controlled entities
AFS financial assets	10	514	34,704
Loans and receivables	1,391	8,341	8,428
Other assets	87	94	83
Deposits liabilities	520	8,616	4,217
Other financial liabilities	803	792	691
Other liabilities	569	234	234
Associates
AFS financial assets	402	16,606	25,557
Loans and receivables	29,923	382,212	415,334
Other assets	402	—	—
Deposits liabilities	7,403	13,274	75,070
Provision	—	1,629	1,907
Other financial liabilities	32	352	371
Other liabilities	3	8	288

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Government related entity
Interest income	5,865	6,562
Interest expense	2,711	2,264
Other operating loss	1,970	1,455
Jointly controlled entities
Fee income	14,729	17,569
Other operating income	3,283	4,911
Interest expense	165	27
Fees and commissions expense	28	25
Other operating loss	212	167
Associates
Interest income	14,222	17,047
Fee income	5,835	7,744
Other operating gain	11,924	15,075
Interest expense	620	1,569
Fees and commissions expense	—	10
Other operating loss	126	193

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	January 1, 2010	December 31, 2010	December 31, 2011
Kumho Tires Co., Inc.	8,851	4,844	4,844	Unconfirmed guarantees
”	663	819	660	Endorsed notes
”	—	17,146	17,303	Commitments on loss sharing
”	2,054	15,889	18,091	Letter of credit
Sempio Foods Co., Ltd.	744	1,802	575	Letter of credit
Hyunjin Co., Ltd.	—	—	287	Confirmed guarantees

(5)	Management compensation is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Short term benefits	24,570	26,298
Severance payments	1,345	1,372

45. Business Combination

The Company established Woori FG Savings Bank Co., Ltd. by funding 110 billion Won of capital at March 2, 2011. On March 11, 2011, the Company entered into an agreement with KDIC to acquire assets and liabilities from Samhwa Saving Bank Co., Ltd. Subsequently, on March 16, 2011, Samhwa Saving Bank Co., Ltd. transferred its assets and liabilities to Woori FG Saving Bank Co., Ltd. in accordance with the agreement.

Acquiree	Samhwa Savings Bank Co., Ltd.

Date of acquisition	March 16, 2011

The method of obtaining control over the transferred assets and liabilities	Acquisition of assets and liabilities of the acquiree after establishing Woori FG Savings Bank

Expected effects from the acquisition	a. Acquiring a savings bank license

b. Operating synergy by acquiring another financial institution which is capable of absorbing various levels of customers

c. Acquiring a premium over other regions where the acquiree had operated

(1)	Net assets acquired and goodwill recorded from the business combination above are as follows (Unit: Korean Won in millions):

Amount
Financial assets at FVTPL	3,168
AFS financial assets	10,255
HTM financial assets	376
Loans and receivables	634,929
Intangible assets(*)	10,915
Other assets	175

Total assets	659,818

Deposits due to customers	745,580
Other financial liabilities	33,287
Other liabilities	235

Total liabilities	779,102

Net liabilities acquired	119,284
KDIC payment	(80,000)
Consideration	—

Goodwill recorded	39,284

(*)	10,915 million Won of the customer-related intangible asset (core deposit) was recognized in intangible assets.

46. Operating Income (Expense)

The items reclassified from non-operating income or expense under Korean Generally Accepted Accounting Principles (“K-GAAP”) to operating income or expense under IFRS are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011
Gain (loss) on disposal of premises and equipment and other assets	(3,170)	65,520
Rent	13,598	13,508
Donations	80,862	61,553
Other non-operating income	34,114	76,930

47. Transition to International Financial Reporting Standards (“IFRS”)

The Group’s financial statements are prepared in accordance with the requirements of IFRS on or after January 1, 2010, the date of transition. The consolidated statements of financial position as of December 31, 2010 and the consolidated statements of comprehensive income for the year ended December 31, 2010, which are comparatively presented, were prepared in accordance with previous GAAP(“K-GAAP”) but were restated in accordance with IFRS 1, First-time adoption of International Financial Reporting Standard.

In connection with the opening IFRS statements of financial position, the effects on the Group’s financial position, management performance and cash flows due to the adoption of IFRS are as follows:

For the opening IFRS statement of financial position, the Group has applied the following exemptions from the requirements of IFRS and exceptions to the retrospective application of some aspects of IFRS as permitted by IFRS 1, First-time adoption of International Financial Reporting Standard.

(1)	Exemptions from IFRS

Business combinations

The Group has elected not to apply IFRS 3, Business Combinations retrospectively to past business combinations that occurred before January 1 2010, the date of transition to IFRS.

The Group has recorded the value of goodwill at transition date of IFRS at its carrying value of K GAAP after any impairment on goodwill. No intangible asset was identified that might have been embedded in the goodwill.

Fair value or revaluation as deemed cost

The Group has elected to measure its lands and buildings at their fair value at the date of transition to IFRS and use that fair value as their deemed cost at that date.

Leases

The Group has determined whether the arrangements existing at the date of transition to IFRS contain a lease on the basis of facts and circumstances existing at that date.

Cumulative translation differences

The Group has reset the cumulative currency translation adjustments for all foreign operations to zero as of the date of transition to IFRS.

Designation of previously recognized financial instruments

The Group has designated some financial assets existing at the date of transition to IFRS as financial assets measured at fair value through other comprehensive income and also some financial assets and liabilities existing at that date, which met the required criteria in IAS 39, Financial instruments: Recognition and Measurement, as measured at FVTPL.

(2)	Exceptions to the retrospective application of IFRS

Derecognition of financial assets and financial liabilities

The Group has applied the derecognition requirements in IAS 39, Financial instruments: Recognition and Measurement prospectively for transactions occurring on or after the date of transition to IFRS. Therefore, the non-derivative financial assets or non-derivative financial liabilities derecognized in accordance with K-GAAP as a result of a transaction that occurred before the date of transition to IFRS were not recognized in accordance with IFRS.

(3)	Significant differences between IFRS and K-GAAP in accounting policies

Korean GAAP	IFRS
(a) Scope change in consolidation

The definition of control is similar to those in IFRS. However, some of the scope of consolidation is restricted by the Act on External Audit of Stock Companies as below.

- An entity that another entity owns more than 30% of shares as the largest shareholder is included in consolidation.

- A subsidiary with less than 10 billion Won in its total assets as of the previous fiscal year end is excluded from consolidation.

- An unincorporated entity such as a partnership is excluded from consolidation.

Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All entities controlled by the Group are consolidated together with certain SPEs. SPEs include entities specializing in liquidation of assets, partnerships, and trusts with profit guarantees etc. The Group has consolidated such SPEs when the substance of the relationship between the Group and such SPEs indicates that such SPEs are controlled by the Group. As a result, there is much of the increase in the number of subsidiaries consolidated as compared with those of K-GAAP.

(b) Classification of financial instruments

Financial assets are comprised of cash and due from banks, receivables, derivative assets and securities consist of trading, AFS and HTM securities. Financial liabilities are classified into mainly deposits due to customers, borrowings and debentures.	Under IAS 39, Financial Instruments: Recognition and Measurement, financial assets are classified into financial assets at FVTPL, AFS financial assets, HTM securities and loans and receivables and financial liabilities consist of financial liabilities at FVTPL and other liabilities.

Reserve deposits to the Bank of Korea and Money Market Funds (“MMFs”) are classified as cash and deposit due from bank.	MMFs which are subject to a significant risk of changes in value are classified as AFS financial assets. Reserve deposits which consist mainly of deposits with the Bank of Korea (“BOK”), which is the central bank in the Republic of Korea are classified as loans and receivables.

Korean GAAP	IFRS
Derivative assets or liabilities consist of trading derivatives and hedging derivatives	The Group includes only hedging derivatives qualified for the designated and effective hedging instruments in derivative assets or liabilities and reclassifies other derivatives including trading derivatives as financial assets or liabilities at FVTPL.

(c) Adoption of fair value option

K-GAAP does not allow the designation of fair value option for any financial instruments.	In accordance with the related exemption in IFRS 1, First-time Adoption of International Financial Reporting Standards, the Group has designated some part of AFS financial assets and debentures as financial assets and liabilities at FVTPL at the transition date, respectively. Instruments classified as FVTPL (AFS instruments under K-GAAP) under IFRS are carried at amortized cost under K-GAAP.

(d) Reversal of impairment losses on equity instruments

Under K-GAAP, reversal of impairment losses for AFS equity instruments is permitted up to their acquisition costs and is recorded in net income.	Impairment losses for equity instruments not be reversed and impairment losses recognized in net income for investments in equity instruments classified as AFS should not be reversed through net income.

(e) Provision for credit losses

Provision for doubtful accounts to cover estimated losses on loans based on rational and unbiased criteria should be recorded. It is higher of the amount applying the percentage of loan loss allowance established by the Financial Supervisory or the amount based on loan loss experience ratio.

Provision for credit losses should be recorded when any objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the loans.

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant, and individually or collectively for loans that are not individually significant.

If the Group determines that no objective evidence of impairment exists for an individually assessed loans, whether significant or not, it includes the loans in a group of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

(f) Provision for guarantee and loan commitment

Consideration is received at the inception of contracts of guarantee with third parties. The Group recognizes considerations received as unearned income.	The main differences in provisions arise from loan commitments and financial guarantee contracts.

Korean GAAP	IFRS
Provision for financial guarantee and loan commitment is measured by applying the percentage of allowance for possible losses established by the Financial Supervisory Service.

[Provision for loan commitments]

Provision for loan commitments are measured based on the Group’s own experience loss. Where it is not Group’s intention to trade but hold the loan, a provision on the loan commitment is only recorded where it is probable that Group will incur a loss. This may occur, for example, where a loss of principal is probable or the interest rate charged on the loan is lower than the cost of funding

[Financial guarantee contracts]

Guarantee are contracts that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due to the holder in accordance with the original or modified terms of a debt instrument. Financial guarantee contracts are recognized initially at fair value of considering receivable during the contractual period as financial guarantee contract liability as well as considerations received. After initial recognition, the Group measures it at the higher of amortized cost of financial guarantee contract liabilities and provision amount in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

(g) Investment property

Under K-GAAP, the Group uses the cost model in the measurement after initial recognition.

The properties owned to earn rentals or for capital appreciation or both are classified and accounted for as property, plant and equipment under K-GAAP.

The Group adopted the cost model for the measurement after initial recognition of investment property. However, the Group revaluated its investment properties and used revaluations as deemed cost at transition date, January 1, 2010 to IFRS.

The properties owned to earn rentals or for capital appreciation or both is classified and accounted for as investment property in accordance with IAS 40, Investment Property.

(h) Revaluation of premises and equipment

Under K-GAAP, the Group uses the cost model in the measurement after initial recognition.

The depreciation method is required to be applied consistently at each period and cannot be changed unless there are justified reasons. For a newly acquired asset, the same depreciation methods applied to the existing, similar assets are applied consistently.

The Group revaluated its lands and buildings in property, plant and equipment as at January 1, 2010 and used their fair values as deemed cost in the opening IFRS statement of financial position.

For the measurement after initial recognition, IAS 16, Property, Plant and Equipment allows for an entity to choose either the cost model or the revaluation model by the class of property, plant and equipment and the Group has chosen the cost model.

The residual value, the useful life and the depreciation method of property, plant and equipment are required to be reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes should be accounted for as a change in an accounting estimate in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

Korean GAAP	IFRS
(i) Intangible assets (including goodwill)

Goodwill is amortized over a period of up to 20 years. Membership deposits are classified into long-term deposits in other non-current assets.	Under IFRS, goodwill is not amortized. Impairment test should be performed at the reporting date. Membership deposits are classified as intangible assets with indefinite useful lives.

(j) Employee benefits

Allowances for retirement benefits accrued equal to the amounts to be paid at the end of reporting period, assuming that the all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed. The Group recognized allowances for short-term compensated absences at the point when the payment obligation is fixed.	The Group has both the defined benefit and defined contribution plans and the amounts of defined benefit obligation are measured based on actuarial assumptions. The Group recognizes the expected cost of short-term compensated absences when the employees render service that increases their entitlement to future compensated absences.

(k) Reclassification of hybrid securities from liability to equity

Under K-GAAP, hybrid securities are classified as financial liabilities as K-GAAP requires the classification of equity instruments in accordance with their legal form.

Hybrid securities are classified as equity instruments in accordance with the substance of the contractual arrangement, as the Group has the ability to avoid any future payments in the hybrid securities.

The Group reclassified hybrid securities from debentures to non-controlling interest in the consolidated statement of financial position and also adjusted the related interest expenses in its consolidated statements of comprehensive income accordingly.

(l) Offsetting financial assets and financial liabilities

Receivables and payables are not offset except for the exceptional cases under K-GAAP but the Group offset receivables and payables occurring from consignment securities sales in accordance with the guide from Korean Financial Supervisory Services.	Financial assets and financial liabilities are offset and the net amount reported in the statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

(4)	Reconciliations to IFRS from Korean GAAP

1)	Reconciliations of equity at January 1, 2010 (date of transition to IFRS) (Unit: Korean Won in billions):

	Assets	Liabilities	Equity
K-GAAP	284,904	268,917	15,987
Adjustments:
Scope change in consolidation(*1)	(1,955)	(1,689)	(266)
Classification of financial instruments and adoption of fair value option	(55)	(1)	(54)
Hedge accounting	—	(13)	13
Reversal of impairment losses on equity instruments	(42)	—	(42)
Provision for credit losses	352	—	352
Provision for guarantee and loan commitment	62	(28)	90
Revaluation of premises and equipments	811	—	811
Employee benefits	—	87	(87)
Reclassification of hybrid securities from liability to equity	—	(2,654)	2,654
Deferred tax accounts(*2)	(110)	136	(246)
Offsetting financial assets and liabilities	826	826	—
Other adjustments	48	49	(1)

Total	(63)	(3,287)	3,224

IFRS	284,841	265,630	19,211

(*1)	Scope change of consolidation includes deconsolidation of Woori Aviva Life Insurance Co. Ltd. (“Woori Aviva”), a joint venture of the Company and consolidation of various SPEs where the Company has controls. Deconsolidation of Woori Aviva effects mainly decrease of 587 billion Won of HTM financial assets, 447 billion Won of AFS financial assets, 265 billion Won of other assets and 1,389 billion Won of actuarial liabilities as of January 1, 2010. Consolidation of SPEs effects increase of 1,797 billion Won of AFS financial assets, 1,231billion Won of loan and receivables, 1,793 billion Won of borrowings, and 526 billion Won of debentures as of January 1, 2010.
(*2)	Including the income tax effect on above GAAP differences

2)	Reconciliations of equity at December 31, 2010 (Unit: Korean Won in billions):

	Assets	Liabilities	Equity
K-GAAP	291,428	274,509	16,919
Adjustments:
Scope change in consolidation(*1)	(2,211)	(2,056)	(155)
Classification of financial instruments and adoption of fair value option	(121)	50	(171)
Hedge accounting	1	(6)	7
Reversal of impairment losses on equity instruments	(23)	—	(23)
Provision for credit losses	233	—	233
Provision for guarantee and loan commitment	62	(172)	234
Revaluation of premises and equipments	804	—	804
Employee benefits	—	7	(7)
Reclassification of hybrid securities from liability to equity	—	(2,624)	2,624
Deferred tax accounts (*2)	(135)	156	(291)
Offsetting financial assets and liabilities	1,071	1,071	—
Other adjustments	68	(22)	90

Total	(251)	(3,596)	3,345

IFRS	291,177	270,913	20,264

(*1)	Scope change of consolidation includes deconsolidation of Woori Aviva Life Insurance Co. Ltd. (“Woori Aviva”), a joint venture of the Company and consolidation of various SPEs where the Company has controls. Deconsolidation of Woori Aviva effects mainly decrease of 810 billion Won of HTM financial assets, 849 billion Won of AFS financial assets, 228 billion Won of other assets and 2,181 billion Won of actuarial liabilities as of December 31, 2010. Consolidation of SPEs effects increase of 2,198 billion Won of AFS financial assets, 1,931 billion Won of loan and receivables, 1,557 billion Won of borrowings, and 810 billion Won of debentures as of December 31, 2010.
(*2)	Including the income tax effect on above GAAP differences

3)	Reconciliation of total comprehensive income for the year ended December 31, 2010 (Unit: Korean Won in billions):

Total comprehensive income
K-GAAP	1,033
Adjustments:
Scope change in consolidation	192
Classification of financial instruments and adoption of fair value option	(120)
Hedge accounting	(5)
Reversal of impairment losses on equity instruments	19
Provision for credit losses	(124)
Provision for guarantee and loan commitment	143
Depreciation on premises and equipments revalued at transition date	(8)
Employee benefits	80
Reclassification of hybrid securities from liability to equity	140
Deferred tax accounts(*1)	(34)
Other adjustments	49

Total	332

IFRS	1,365

(*1)	Including the income tax effect on above GAAP differences

(5)	Details of cash flow adjustments

In accordance with IFRS, the Group adjusted cash flows of relevant revenue (expense) and assets (liabilities) to separately present interest receivables, interest payment, dividend income, and current tax that were not presented separately under K-GAAP. There is no other significant difference between the statements of cash flows presented under the provisions of IFRS and K-GAAP.

48. Significant Differences between IFRS and US GAAP

The Group’s financial statements are prepared in accordance with the requirements of IFRS which differ in certain significant aspect from US GAAP. The following is a summary of significant differences between two GAAPs.

(1)	Significant differences between IFRS and US GAAP in accounting policies

IFRS	US GAAP
(a) Scope change in consolidation

Consolidation under IFRS is based on the concept of control, which is defined in IAS 27.4 as “the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.” Furthermore, IAS 27.13 states that in addition to voting control, an entity is deemed to have control over a subsidiary even if the Company owns 50% or less of the voting power of an entity, when there is an agreement with other investors, other contractual or statutory means, and de factor control.

For SPEs, the Group considers the general control guidance in SIC-12. The control existence is evaluated in terms of the activities of SPE’s operation, the decision-making powers, benefits, and risks.

The Group consolidated a subsidiary, Woori Investment & Securities by de facto control. The Group holds 35% ownership of a subsidiary and the remaining shares are held by thousand of shareholders, none individually holding more than 5%. In addition, there is no related party among the remaining shareholders. The Group effectively has been controlled the subsidiary’s financial and operational policies through the nomination of directors, shareholder meetings, and sharing the group strategies.

Under US GAAP, there are two different models used to determine whether consolidation is appropriate: the voting interest model and the variable interest model.

The primary beneficiary of a variable interest entity (“VIE”) is required to consolidate the VIE. The primary beneficiary of a VIE is the entity which has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

If an entity is not a VIE, the voting interest model should be used. Under the voting interest model, the usual condition for consolidation is evidence of a majority voting interest (i.e., ownership of, directly or indirectly, more than 50 percent of the outstanding voting shares of another entity).

The Group accounted Woori Investment & Securities using equity method accounting.

(b) Securities designated at FVTPL or classification of financial assets as loan and receivables or AFS

Adoption of fair value option :

Under IFRS, the Group elects fair value option for some financial assets and liabilities. A financial asset or a financial liability may upon initial recognition be designated as at FVTPL only if it meets one of following conditions.

a) it eliminates accounting mismatch

b) a group of financial assets or liabilities is managed and its performance is evaluated on fair value basis

c) in the case of hybrid contract one or more embedded derivatives

Debt securities :

Certain non-derivative financial assets in the form of a debt security with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables.

The Group does not elect fair value option for financial assets and liabilities under US GAAP.

Under US GAAP, only debt and equity securities can be classified as AFS. (Such securities are measured at fair value with unrealized gains and losses reported in other comprehensive income).

IFRS	US GAAP
(c) Non-marketable equity investment classified to AFS financial assets

IAS 39 applies to all investments in equity instruments, irrespective of whether they are in security form or whether the equity instrument has a readily determinable fair value. Non marketable equity investments were valued at cost under US GAAP but are valued at fair value under IFRS where prices are reliably measured using valuation model.	Investments in equity securities without readily determinable fair values are accounted for under the cost method.

(d) Foreign exchange gains and losses on monetary AFS financial assets

For the purposes of recognizing foreign exchange gains and losses, monetary AFS financial assets (for example, a debt security) resulting from retranslating monetary financial assets are recognized in net income.	Under US GAAP, such foreign exchange differences are included with other unrealized gains and losses and reported in other comprehensive income.

(e) Criteria to apply hedge accounting

IFRS requires the assessment and measurement of effectiveness irrespective of whether all critical terms match between the derivative and the hedged item and it does not allow for the short cut method.

Under US GAAP, the Group applied hedge accounting without a quantitative assessment and where the criteria met, used the shortcut method to assess and measure hedge effectiveness.

The shortcut method is allowed for hedging relationships involving an interest rate swap and an interest-bearing financial instrument that meet specific requirements with a basis exist for concluding on an ongoing basis that the hedging relationship is expected to be highly effective in achieving offsetting changes in fair values or cash flows.

(f) FX spot exchange

A regular way purchase or sale of FX spot exchange gives rise to a fixed price commitment between trade date and settlement date which meets the definition of a derivative financial instrument. However, as a practical expedient, these are not accounted for as derivatives if the commitment has a short duration accepted by market convention. When FX transaction is made at day T, it is normally settled at day T+2.	A regular way purchase or sale of FX spot exchange gives rise to a fixed price commitment between trade date and settlement date which procedure meets the definition of a derivative financial instrument.

(g) Loan origination costs

Only costs that are incremental and directly attributable to the origination of a loan are deferred over the period of the related loan or facility.	Certain direct (but not necessarily incremental) costs are deferred and recognized over the period of the related loan or facility.

IFRS	US GAAP
(h) Provision for guarantee and loan commitment

One of the conditions for recognizing a provision (as a liability) is that it is probable that an outflow of resources will be required to settle the obligation. “Probable” is defined as more likely than not.

If no amount in the range is more likely than any other amount in the range, the midpoint of the range is used to measure the liability.

One of the conditions for loss accrual is that it is probable that an asset has been impaired or a liability incurred. “Probable” is defined as likely, which is a higher threshold than “more likely than not.”

If no amount in the range is more likely than any other amount in the range, the minimum of the range is used to measure the amount to be accrued for a loss contingency.

(i) Property revaluation and reclassification

As permitted in IFRS 1, the Group has elected to measure its lands and buildings at their fair value at the date of transition to IFRS using the “deemed cost” election.

Under IFRS, the properties held to earn rentals, or for capital appreciation or both are classified as investment properties.

Property revaluation is not permitted under US GAAP and the Group applied historical cost basis less depreciation. Properties are classified as premises and equipment.

(j) Goodwill

In accordance with IFRS 1, exception from IFRS, at transition date, the carrying value of goodwill under IFRS is same amount under K-GAAP, where goodwill was amortized over a period of up to 20 years. After transition date, under IFRS, impairment test on goodwill is performed annually.	Subsequent to the acquisition of goodwill, impairment test should be performed at the end of reporting date.

(k) Reclassification of hybrid securities from liability to equity

Hybrid securities are classified as equity instruments in accordance with the substance of the contractual arrangement, as the Group has the ability through the instruments’ contractual terms to avoid any future payments in the hybrid securities.

The Group reclassified hybrid equity securities from debentures to non-controlling interest in the consolidated statement of financial position and also adjusted the related interest expenses in its consolidated statements of comprehensive income accordingly.

An instrument is classified as liability or equity under US GAAP primarily depending on its legal form. However, a mandatorily redeemable financial instrument in the form of a share shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.

Hybrid securities is issued in the legal form of debt and therefore under US GAAP it is presented as a liability.

(l) Derecognition of financial assets and financial liabilities

The Group has applied the derecognition requirements in IAS 39 Financial instruments: Recognition and Measurement prospectively for transactions occurring on or after the date of transition to IFRS. Therefore, the non-derivative financial assets or non-derivative financial liabilities derecognized in accordance with K-GAAP as a result of a transaction that occurred before the date of transition to IFRS were not recognized in accordance with IFRS.

Under ASC 860-40 criteria for a sale of financial assets a transfer of financial assets (or all or a portion of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.

(m) Guarantee acceptance

The notional amounts of guarantee acceptances are presented on Note 42.	In accordance with SEC Regulation, guarantee acceptance is presented on the face of the balance sheets.

(2)	Reconciliations to IFRS from US GAAP

1)	Reconciliations of shareholders’ equity under to IFRS from US GAAP as of January 1, 2010 (Unit: Korean Won in billions):

	Assets	Liabilities	Equity
US GAAP	267,023	253,801	13,222
Adjustments:
Scope change in consolidation(*1)	13,059	12,947	112
Securities designated at FVTPL or classification of financial assets as loan and receivables or AFS	94	88	6
Non-marketable equity investments classified to AFS financial assets	1,435	—	1,435
Criteria to apply hedge accounting	1	55	(54)
Loan origination costs	(83)	—	(83)
Provision for credit loss(*3)	213	—	213
Provision for guarantee and loan commitment	(12)	119	(131)
Revaluation of properties	1,439	—	1,439
Goodwill	(33)	—	(33)
Reclassification of hybrid securities from liability to equity	—	(2,654)	2,654
Deferred tax accounts(*2)	396	148	248
Undo of reversal of true sale—derecognition of financial assets and liabilities	173	—	173
FX spot exchange	1,867	1,867	—
Due from customers on acceptances/outstanding acceptance	(791)	(791)	—
Other adjustments	60	50	10

Total	17,818	11,829	5,989

IFRS	284,841	265,630	19,211

(*1)	Consolidation of Woori Investment & Securities effects mainly increase of 11,943 billion Won of FVTPL financial assets, 1,098 billion Won of loans, 4,580 billion Won of FVTPL financial liabilities, 5,937 billion Won of borrowing, and 1,098 billion Won of debentures issued as of January 1, 2010. Also scope change in consolidation includes elimination of intercompany transactions.
(*2)	Including the income tax effect on above GAAP differences
(*3)	Reconciliation of gross loan and allowances for loan losses to IFRS from US GAAP as of January 1, 2010 are as follows (Unit: Korean Won in billions):

	Gross loan	Allowances	Net
US GAAP	187,615	(3,557)	184,058
Consolidation of Woori Investment & Securities (A)	1,190	(164)	1,026
Reclassification (B)	12,122	(223)	11,899
Loan origination costs (C)	(70)		(70)
Subsequent events adjustments (D)	—	20	20
Refinements in the allowances (E)	—	416	416

	13,242	49	13,291

IFRS	200,857	(3,508)	197,349

(A) Consolidation of Woori Investment & Securities

Woori Investment & Securities has been consolidated on the basis of de facto control under IFRS, while Woori Investment & Securities was not consolidated under US GAAP.

(B) Reclassifications

Under IFRS, call loans and bonds purchased under resale agreements are presented as gross loans. Under US GAAP, call loans and bonds purchased under resale agreements are presented as “call loans and securities purchased under resale agreement.” In addition, debt securities in the amount of 5.6 trillion won which are not traded in an active market were reclassified from available-for-sale debt securities under US GAAP to loans and receivables under IFRS as such debt securities meet the definition of “loans and receivables” in IAS 39 paragraph 9.

(C) Loan origination costs

Under IFRS, loan origination costs (amounting to 0.02 trillion won) are included in gross loans while under US GAAP, loan origination costs (amounting to 0.09 trillion won) are not included in gross loans.

(D) Subsequent event adjustments

Under IFRS, the Company did not record any additional provision for loans and receivables as of January 1, 2010 in relation to “type 1” subsequent events which occurred after March 4, 2010 (the date of the Company’s financial statements for 2009 under K-GAAP) in accordance with the transition requirements under IFRS 1, which provide that estimates made in accordance with IFRS as of the date of transition to IFRS (i.e., January 1, 2010) must be consistent with estimates made in accordance with K-GAAP as of such date. In contrast, for the Company’s financial statements for 2009 prepared in accordance with US GAAP (the audit report for which was dated June 21, 2010), the Company recognized additional allowance for loan and lease losses for type 1 subsequent events that occurred during the period from March 4, 2010 to June 21, 2011 which provided additional evidence about conditions that existed at the balance sheet date (specifically, the deteriorating financial condition of certain borrowers ultimately leading to the bankruptcy of such borrowers).

(E) Refinements in the allowance methodology

The Company believes that there is no significant conceptual difference in loan loss methodology between IFRS and US GAAP with respect to establishing allowances for loan losses. For loans which are individually identified as impaired, both IFRS and US GAAP require evaluating the allowance for loan losses based on the present value of future cash flows discounted at the loan’s effective interest rate based on the individual loans. Accordingly, allowances for loan losses that are individually measured are the same under US GAAP and IFRS. Also, for allowances for loan losses that are collectively measured, both IFRS and US GAAP measure such allowance by the probability of default and the loss given default reflecting incurred losses at the balance sheet date.

Upon the transition to IFRS, the Company refined its methodologies to estimate incurred losses in its loan portfolio that are measured on a collective basis. Such methodology refinements are in line with the banking industry practice in Korea, and the key component of the difference arising from such methodology refinements was a change in the threshold for loans for which it is required to measure allowances for loan losses individually. Lower thresholds were applied for IFRS purposes as compared to US GAAP, resulting in a smaller number of loans measured collectively under IFRS than under US GAAP. The remaining difference was due to refinements in the groupings of loans by types of collateral and product.

2)	Reconciliations of shareholders’ equity under to IFRS from US GAAP as of December 31, 2010 (Unit: Korean Won in billions):

	Assets	Liabilities	Equity
US GAAP	272,937	258,684	14,253
Adjustments:
Scope change in consolidation (*1)	13,660	13,320	340
Securities designated at FVTPL or classification of financial assets as loan and receivables or AFS	8	67	(59)
Non-marketable equity investments classified to AFS financial assets	1,136	—	1,136
Criteria to apply hedge accounting	1	156	(155)
Loan origination costs	(71)	—	(71)
Provision for credit loss (*3)	279	—	279
Provision for guarantee and loan commitment	(15)	(50)	35
Revaluation of premises	1,443	—	1,443
Reclassification of hybrid securities from liability to equity	—	(2,625)	2,625
Deferred tax accounts (*2)	399	164	235
Undo of reversal of true sale—derecognition of financial assets and liabilities	60	—	60
FX spot exchange	1,873	1,873	—
Due from customers on acceptances/outstanding acceptance	(667)	(667)	—
Other adjustments	134	(9)	143

Total	18,240	12,229	6,011

IFRS	291,177	270,913	20,264

(*1)	Consolidation of Woori Investment & Securities effects mainly increase of 10,256 billion Won of FVTPL financial assets, 1,464 billion Won of loans, 4,120 billion Won of FVTPL financial liabilities, 8,092 billion Won of borrowing, and 777 billion Won of debentures issued as of January 1, 201. Also scope change in consolidation includes elimination of intercompany transactions.
(*2)	Including the income tax effect on above GAAP differences
(*3)	Reconciliation of gross loan and allowances for loan losses to IFRS from US GAAP as of December 31, 2010 are as follows (Unit: Korean Won in billions):

	Gross loan	Allowances	Net
US GAAP	191,200	(4,874)	186,326
Consolidation of Woori Investment & Securities (A)	2,775	(123)	2,652
Reclassification (B)	7,391	(141)	7,250
Loan origination costs (C)	(73)	—	(73)
Subsequent events adjustments (D)	—	174	174
Refinements in the allowances (E)	—	246	246

	10,093	156	10,249

IFRS	201,293	(4,718)	196,575

(A) Consolidation of Woori Investment & Securities

(B) Reclassifications

Under IFRS, call loans and bonds purchased under resale agreements are presented as gross loans. Under US GAAP, call loans and bonds purchased under resale agreements are presented as “call loans and securities purchased under resale agreement.” In addition, debt securities in the amount of 3.0 trillion won which are not traded in an active market were reclassified from available-for-sale debt securities under US GAAP to loans and receivables under IFRS as such debt securities meet the definition of “loans and receivables” in IAS 39 paragraph 9.

(C) Loan origination costs

Under IFRS, loan origination costs (amounting to 0.1 trillion won) are included in gross loans while under US GAAP, loan origination costs (amounting to 0.2 trillion won) are not included in gross loans.

(D) Subsequent event adjustments

Under IFRS, the Company did not record any additional allowance for loans and receivables as of December 31, 2010 in relation to “type 1” subsequent events which occurred after March 3, 2011 (the date of the Company’s financial statements for 2010 under Korean GAAP) in accordance with the transition requirements under IFRS 1 paragraphs 14 and 17, which provide that estimates made in accordance with IFRS as of the date of transition to IFRS (i.e., December 31, 2010, as the end of the comparative year is included in such date of transition) must be consistent with estimates made in accordance with Korean GAAP as of such date. In contrast, for the Company’s financial statements for 2010 prepared in accordance with US GAAP (the audit report for which was dated June 20, 2011), the Company recognized additional allowance for loan and lease losses for type 1 subsequent events that occurred during the period from March 3, 2011 to June 20, 2011 which provided additional evidence about conditions that existed at the balance sheet date (specifically, the deteriorating financial condition of certain borrowers ultimately leading to the bankruptcy of such borrowers).

(E) Refinements in the allowance methodology

The Company believes that there is no significant conceptual difference in loan loss methodology between IFRS and US GAAP with respect to establishing allowances for loan losses. For loans which are individually identified as impaired, both IFRS and US GAAP require evaluating the allowance for loan losses based on the present value of future cash flows discounted at the loan’s effective interest rate based on the individual loans. Accordingly, allowances for loan losses that are individually measured are the same under US GAAP and IFRS. Also, for allowances for loan losses that are collectively measured, both IFRS and US GAAP measure such allowance by the probability of default and the loss given default reflecting incurred losses at the balance sheet date.

Upon the transition to IFRS, the Company refined its methodologies to estimate incurred losses in its loan portfolio that are measured on a collective basis. Such methodology refinements are in line with the banking industry practice in Korea, and the key component of the difference arising from such methodology refinements was a change in the threshold for loans for which it is required to measure allowances for loan losses individually. Lower thresholds were applied for IFRS purposes as compared to US GAAP, resulting in a smaller number of loans measured collectively under IFRS than under US GAAP. The remaining difference was due to refinements in the groupings of loans by types of collateral and product.

3)	Reconciliations of total comprehensive income to IFRS from US GAAP for the year ended December 31, 2010 (Unit: Korean Won in billions):

Total comprehensive income
US GAAP	1,266
Adjustments:
Scope change in consolidation	55
Securities designated at FVTPL or classification of financial assets as loan and receivables or AFS	(147)
Non-marketable equity investments classified to AFS financial assets	(328)
Criteria to apply hedge accounting	(100)
Loan origination cost	10
Provision for credit loss	110
Provision for guarantee and loan commitment	228
Depreciation on premises and equipments revalued at transition date	25
Impairment of goodwill	25
Interest expense on hybrid equity reclassified from liability to equity	140
Deferred tax accounts	7
Undo of reversal of true sale—derecognition of financial assets and liabilities	(113)
Other adjustments	187

Total	99

IFRS	1,365

49. Agreement on the Implementation of a Management Plan

(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2) Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3) In addition, on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in premises and equipment, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

50. Parent Company

Condensed financial information of the parent company is as follows (Unit: Korean Won in millions):

(1)	Condensed statements of financial position

	January 1, 2010	December 31, 2010	December 31, 2011
	(Korean Won in millions)
Assets
Cash and cash equivalents:
Bank subsidiaries	23,267	65,346	33,538
Investments in subsidiaries and associates:
Bank subsidiaries	16,041,769	16,041,769	16,041,776
Non-bank subsidiaries	1,308,309	1,341,459	1,783,427
Other assets	171,904	160,334	244,264

Total assets	17,545,249	17,608,908	18,103,005

Liabilities
Borrowings & debentures	3,804,156	3,654,843	3,653,968
Other liabilities	20,331	149,894	234,816

Total liabilities	3,824,487	3,804,737	3,888,784

Equity	13,720,762	13,804,171	14,214,221

Total liabilities and equity	17,545,249	17,608,908	18,103,005

(2)	Condensed statements of comprehensive income

	For the years ended December 31
	2010	2011
	(Korean Won in millions, except per share data)
Interest and dividend income
Interest income
Bank subsidiaries	4,139	7,978
Non-bank subsidiaries	4,860	50
Dividends
Bank subsidiaries	362,778	475,140
Non-bank subsidiaries	44,352	40,868
Others	(253,247)	(220,586)

Operating income	162,882	303,450
Net income before income tax expense	162,882	303,450
Income tax expense (income)	(1,128)	(1,030)

Net income	164,010	304,480

Other comprehensive income, net of tax	—	—

Total comprehensive income	164,010	304,480

Basic and diluted earnings per share	203	375

(3)	Condensed statements of changes in equity

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 1, 2010	4,030,077	—	109,025	(18)	9,581,678	13,720,762
Net income	—	—	—	—	164,010	164,010
Dividends	—	—	—	—	(80,601)	(80,601)
December 31, 2010	4,030,077	—	109,025	(18)	9,665,087	13,804,171

January 1, 2011	4,030,077	—	109,025	(18)	9,665,087	13,804,171

Net income	—	—	—	—	304,480	304,480
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends to hybrid securities	—	—	—	—	(1,942)	(1,942)
Issue of hybrid securities	—	309,010	—	—	—	309,010
Disposal of treasury stock	—	—	1	4	—	5

December 31, 2011	4,030,077	309,010	109,026	(14)	9,766,122	14,214,221

(4)	Condensed statements of cash flows

	For the years ended December 31
	2010	2011
	(Korean Won in millions)
Cash flows from operating activities:
Net income	164,010	304,480
Adjustments:
Interest income
Bank subsidiaries	4,139	7,978
Non-bank subsidiaries	4,860	50
Dividend income
Bank subsidiaries	362,778	475,140
Non-bank subsidiaries	44,352	40,868
Others	(271,784)	(521,925)

Net cash provided by operating activities	308,355	306,591

Cash flows from investing activities:
Acquisition of investments in subsidiaries and associates
Bank subsidiaries	—	—
Non-bank subsidiaries	33,150	441,970
Others	191	216

Net cash used in investing activities	(33,341)	(442,186)

Cash flows from financing activities:
Increase in borrowings and debentures	897,666	1,196,280
Issue of hybrid securities	—	309,010
Repayment of borrowings and debentures	(1,050,000)	(1,200,000)
Dividends paid	(80,601)	(201,503)

Net cash provided by (used in) financing activities	(232,935)	103,787

Net increase (decrease) in cash and cash equivalents	42,079	(31,808)
Cash and cash equivalents, beginning of the year	23,267	65,346

Cash and cash equivalents, end of the year	65,346	33,538