Form 20-F/A
period 2011-12-31
WOORI FINANCE HOLDINGS CO LTD
filed 2012-05-25
CIK 1264136

As filed with the Securities and Exchange Commission on May 25, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2011 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on April 30, 2012. The purpose of this Form 20-F/A is to:

•

amend the tabular information and related numbers and percentages presented under “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—20 Largest Exposures by Borrower” and “—Exposure to Chaebols” and “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Credit Exposures to Companies in Workout, Restructuring or Rehabilitation” and “—Top 20 Non-Performing Loans”; and

•

amend the following risk factors to make conforming changes to certain numbers and percentages presented therein in connection with the above-described amendments: “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us,” “—A large portion of our exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio” and “—We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional bad debt expenses required or the adoption of restructuring plans with which we do not agree.”

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities, credit-related commitments and other exposures) as of December 31, 2011, seven were to companies that were members of the 30 largest chaebols in Korea. As of that date, the total amount of our exposures to the 30 largest chaebols was (Won)37,801 billion, or 9.9% of our total exposures. If the credit quality of our exposures to chaebols declines, we could incur additional bad debt expenses, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2011, our 20 largest exposures to corporate borrowers totaled (Won)46,006 billion, which represented 12.1% of our total exposures. As of that date, our single largest corporate exposure was to the Bank of Korea, to which we had outstanding credits in the form of debt securities of (Won)12,029 billion, representing 3.2% of our total exposures. Aside from exposure to the Korean government and government-related agencies, our next largest exposure was to Samsung Electronics, to which we had outstanding exposure of (Won)1,665 billion representing 0.4% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional bad debt expenses required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2011, our credit exposures to companies that were in workout or corporate restructuring amounted to (Won)3,953 billion or 1.2% of our total credit exposures, of which (Won)2,190 billion or 55.4% was classified as substandard or below and all of which was classified as impaired. As of the same date, our provisions for credit losses on these credit exposures amounted to (Won)1,400 billion, or 35.4% of these exposures. These provisions may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2011 to companies in workout or restructuring amounted to (Won)4,173 billion, or 1.1% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

We have exposure to member companies of the Kumho Asiana Group, and financial difficulties of these companies may adversely impact us.

Several member companies of the Kumho Asiana Group, one of Korea’s largest chaebols, have been experiencing financial difficulties, including as a result of their heavily leveraged acquisition of Daewoo Engineering & Construction Co., Ltd. in 2006 and the subsequent global financial crisis commencing in the second half of 2008. In January 2010, Kumho Tires Co., Inc. and Kumho Industrial Co., Ltd. agreed with their creditors, including us, to begin an out-of-court debt restructuring program under the Corporate Restructuring Promotion Act. In addition, Kumho Petrochemical Co., Ltd. and Asiana Airlines announced that they would undergo a voluntary restructuring, in return for which their creditors, including us, agreed to a suspension of payments on the two companies’ debt until the end of 2010. These four companies are member companies of the Kumho Asiana Group. As of December 31, 2011, our aggregate credit exposures to Kumho Tires, Kumho Industrial, Kumho Petrochemical and Asiana Airlines, consisting primarily of loans extended to such companies and also including other exposures such as project finance-related exposures, amounted to (Won)1,560 billion, none of which was classified as substandard or below. As of December 31, 2011, our provisions for credit losses with respect to such credit exposures amounted to (Won)100 billion. We also had exposure relating to put options granted to us in connection with our co-investment in Daewoo Engineering & Construction with the Kumho Asiana Group. Moreover, in the first four months of 2012, we extended additional loans to such companies in the aggregate amount of approximately (Won)9 billion. We also converted an aggregate of (Won)115 billion of our loans to such companies into equity interests in such companies in connection with such restructuring programs. Our provisions may not be sufficient to cover all future losses arising from our exposures to these companies. Furthermore, in the event that the financial condition of these companies deteriorates further in the future, we may be required to record bad debt expenses, as well as charge-offs and valuation or impairment losses or losses on disposal, which may have a material adverse effect on our financial condition and results of operations.

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

20 Largest Exposures by Borrower

As of December 31, 2011, our exposures to our 20 largest borrowers or issuers totaled (Won)46,006 billion and accounted for 12.1% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans																Amounts Classified as substandard or below(2)
Company (Credit Rating)(1)	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Credit derivatives		Total exposures		Collateral
			(in billions of Won)
The Bank of Korea (AAA)	(Won)	290		—		—	(Won)	11,739		—		—	(Won)	12,029		—		—
Government(3)		—		—		—		10,724		—		—		10,724		—		—
Korea Finance Corporation (AAA)		—		—		—		2,643		—		—		2,643		—		—
Korea Land Housing Corporation (AA)		10		—		—		2,066		—		—		2,076		—		—
Korea Deposit Insurance Corporation (AA)		1,000		—		—		953		—		—		1,953		—		—
Industrial Bank of Korea (AA)		551	(Won)	34	(Won)	3		1,155		—		—		1,743		—		—
Samsung Electronics (AAA)		165		1,478		22		—		—		—		1,665		—		—
Korea Housing Finance Corporation (AAA)		—		—		—		1,603		—		—		1,603		—		—
Sung-Dong Ship Marin (C)		462		—		—		—	(Won)	985		—		1,447	(Won)	325		—
Korea Development Bank (AAA)		17		—		—		1,194		—		—		1,211		—		—
STX Offshore & Shipbuilding (A-)		98		128		—		—		914		—		1,140		156		—
Kookmin Bank (AA)		461		—		—		623		—		—		1,084		253		—
Hyundai Steel (A+)		435		273		3		254		118		—		1,083		—		—
Daewoo International (A+)		46		530		—		—		411		—		987		9		—
SH Corporation (AA)		510		—		—		441		—		—		951		—		—
Shinhan Bank (AA)		64		—		—		799		—		—		863		—		—
SK hynix (A+)		—		217		470		62		59		—		808		125		—
POSCO (AAA)		127		—		359		91		109		—		686		—		—
Small and Medium Business Corporation (AAA)		—		—		—		657		—		—		657		—		—
Hyosung (A+)		172		310		3		—		168		—		653		119		—

Total	(Won)	4,408	(Won)	2,970	(Won)	860	(Won)	35,004	(Won)	2,764	(Won)	—	(Won)	46,006	(Won)	987	(Won)	—

(1)

Credit ratings from one of the following domestic credit rating agencies in Korea as of December 31, 2011: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings.

(2)	Classification is based on the Financial Services Commission’s asset classification criteria.
(3)	Credit ratings unavailable.

As of December 31, 2011, seven of these top 20 borrowers or issuers were companies belonging to the 30 largest chaebols in Korea. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2011, 9.9% of our total exposure was to the 30 largest chaebols in Korea. The following table shows, as of December 31, 2011, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans
Chaebol	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Credit derivatives		Total exposures		Collateral		Amounts Classified as substandard or below(1)
	(in billions of Won)
Samsung	(Won)	725	(Won)	1,778	(Won)	108	(Won)	417	(Won)	1,629	(Won)	108	(Won)	4,765	(Won)	85	—
Hyundai Motors		1,274		654		62		972		565		—		3,527		131	—
Hyundai Heavy Industries		257		181		6		223		2,521		11		3,199		12	—
POSCO		514		561		359		141		826		—		2,401		19	—
STX		512		419		1		30		1,420		—		2,382		266	—
LG		911		688		35		288		159		—		2,081		25	—
Kumho Asiana		1,072		489		78		107		159		—		1,905		564	—
Sung-Dong Ship Marin		638		—		—		—		985		—		1,623		490	—
SPP		277		50		—		—		1,078		—		1,405		381	—
Doosan		467		275		12		46		526		43		1,369		83	—

Total	(Won)	6,647	(Won)	5,095	(Won)	661	(Won)	2,224	(Won)	9,868	(Won)	162	(Won)	24,657	(Won)	2,056	—

(1)	Classification is based on the Financial Services Commission’s asset classification criteria.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2011, (Won)3,387 billion, or 1.3%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included (Won)1,973 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and (Won)1,304 billion of loans to and debt securities of small- and medium-sized enterprises in workout, restructuring or rehabilitation, which represented 0.8% and 0.5% of our total loans and debt securities, respectively. Currently, a specialized unit in each of our banking subsidiaries manages their workout, restructured and rehabilitated loans. At Woori Bank, for example, the Corporate Restoration Department manages its workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our provisions for credit losses.

The following table shows, as of December 31, 2011, our ten largest exposures that were in workout, restructuring or rehabilitation:

	Loans				Equity Securities		Debt Securities		Guarantees and Acceptances		Total Exposures		Collateral(2)		Amounts Classified as Substandard or Below(3)		Provisions for Credit Loss
Company (Credit Rating)(1)	Won Currency		Foreign Currency
	(in billions of Won)
Kumho Industrial (B+)	(Won)	359		—	(Won)	48	(Won)	79	(Won)	79	(Won)	565	(Won)	221		—	(Won)	23
Kumho Tire (B+)		102	(Won)	354		25		—		23		504		96		—		55
Poonglim (D)		379		—		—		—		—		379		119	(Won)	379		290
Shina SB (D)		16		—		—		—		333		349		144		16		15
Byucksan Construction (D)		150		—		—		—		6		156		51		156		107
21st Century Shipbuilding (D)		49		2		1		—		64		116		22		90		78
Chinhung (D)		100		—		—		—		—		100		—		100		86
Jeil Construction(B+)		96		—		—		—		—		96		1		—		4
Namkwang Engineering & Construction (D)		65		—		—		—		25		90		38		50		48
Samho (C)		67		—		—		—		—		67		—		66		46

Total	(Won)	1,383	(Won)	356	(Won)	74	(Won)	79	(Won)	530	(Won)	2,422	(Won)	692	(Won)	857	(Won)	752

(1)	Credit rating as of December 31, 2011, from one of the following Korean credit agencies: Korea Information Service Inc., National Information & Credit Evaluation, Inc. or Korea Ratings.
(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.

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

Top 20 Non-Performing Loans.  As of December 31, 2011, our 20 largest non-performing loans accounted for 39.3% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Provisions for credit losses		Collateral(1)		Industry
	(in billions of Won)
Borrower A	(Won)	379	(Won)	290	(Won)	119	Construction
Borrower B		155		107		51	Construction
Borrower C		100		86		—	Construction
Borrower D		90		77		22	Manufacturing
Borrower E		66		17		47	Manufacturing
Borrower F		66		46		—	Construction
Borrower G		62		32		—	Construction
Borrower H		61		8		53	Manufacturing
Borrower I		60		2		60	Other
Borrower J		56		18		—	Financial and insurance
Borrower K		51		13		—	Financial and insurance
Borrower L		50		48		38	Construction
Borrower M		47		8		15	Retail and wholesale
Borrower N		46		22		56	Manufacturing
Borrower O		41		12		41	Manufacturing
Borrower P		36		25		—	Construction
Borrower Q		31		10		—	Construction
Borrower R		30		7		30	Other
Borrower S		29		19		—	Manufacturing
Borrower T		28		17		—	Manufacturing

Total	(Won)	1,484	(Won)	864	(Won)	532

(1)	The value of collateral is appraised based on future cash flow and observable market price.

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

Number	Description
1.1*	Articles of Incorporation of Woori Finance Holdings (translation in English).

2.1**	Form of Stock Certificate of Woori Finance Holdings’ common stock, par value (Won)5,000 per share (translation in English).

2.2***	Form of Deposit Agreement among Woori Finance Holdings, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt.

4.1**	Memorandum of understanding between the KDIC and Woori Finance Holdings dated July 2, 2001, as amended.

4.2**	Memorandum of understanding between the KDIC and Hanvit Bank (since renamed Woori Bank) dated December 30, 2000, as amended.

4.3**	Memorandum of understanding between the KDIC and Kyongnam Bank dated December 30, 2000, as amended.

4.4**	Memorandum of understanding between the KDIC and Kwangju Bank dated December 30, 2000, as amended.

4.5**	Memorandum of understanding between Woori Finance Holdings and Hanvit Bank (since renamed Woori Bank) dated July 12, 2001, as amended.

4.6**	Memorandum of understanding between Woori Finance Holdings and Kyongnam Bank dated July 31, 2001, as amended.

4.7**	Memorandum of understanding between Woori Finance Holdings and Kwangju Bank dated July 31, 2001, as amended.

8.1*****	List of subsidiaries of Woori Finance Holdings.

11.1****	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

*	Incorporated by reference to exhibits to the Annual Report on Form 20-F (File No. 001-31811), filed on April 30, 2012.
**	Incorporated by reference to the exhibits to the Registration Statement on Form 20-F (File No. 001-31811), filed on September 25, 2003
***	Incorporated by reference to exhibit (a) to the Registration Statement on Form F-6 (File No. 333-109106), filed on September 25, 2003.
****	Incorporated by reference to exhibits to the Annual Report on Form 20-F (File No. 001-31811), filed on June 30, 2004.
*****	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of the registrant included in this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WOORI FINANCE HOLDINGS CO., LTD. (Registrant)

/s/ Pal Seung Lee
(Signature)

Pal Seung Lee
Chairman and Chief Executive Officer
(Name/Title)

Date: May 25, 2012

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