Form 20-F
period 2012-12-31
WOORI FINANCE HOLDINGS CO LTD
filed 2013-04-30
CIK 1264136

As filed with the Securities and Exchange Commission on April 30, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Telephone No.: +82-2-2125-2110

Facsimile No.: +82-2-2125-2293

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing three shares of Common Stock	New York Stock Exchange
Common Stock, par value ￦5,000 per share	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

806,013,340 shares of Common Stock, par value ￦5,000 per share

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012 included in this annual report. Unless indicated otherwise, the financial information in this annual report (i) as of and for the years ended December 31, 2010, 2011 and 2012 has been prepared in accordance with IFRS as issued by the IASB, and (ii) as of and for the years ended December 31, 2008 and 2009 has been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, which is not comparable to information prepared in accordance with IFRS.

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

In March 2011, we acquired certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank through our wholly-owned consolidated subsidiary, Woori FG Savings Bank Co., Ltd., which was established in connection with such transaction. In September 2012, we acquired certain assets and assumed certain liabilities of Solomon Mutual Savings Bank, also through Woori FG Savings Bank Co., Ltd.

In October 2012, we established Woori Finance Research Institute as a consolidated subsidiary.

In this annual report:

•	references to “we,” “us” or “Woori Finance Holdings” are to Woori Finance Holdings Co., Ltd. and, unless the context otherwise requires, its subsidiaries;

•	references to “Korea” are to the Republic of Korea;

•	references to the “government” are to the government of the Republic of Korea;

•	references to “Won” or “￦” are to the currency of Korea; and

•	references to “U.S. dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be a result of rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2012, which was ￦1,063.2 = US$1.00.

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

In addition to the risks related to our business discussed under “Item 3D. Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to successfully implement our strategy;

•	future levels of non-performing loans;

•	our growth and expansion;

•	the adequacy of allowances for credit and other losses;

•	technological changes;

•	interest rates;

•	investment income;

•	availability of funding and liquidity;

•	our exposure to market risks; and

•	adverse market and regulatory conditions.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012 have been audited by Deloitte Anjin LLC, an independent registered public accounting firm.

Pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission in respect of the first-time application of IFRS, financial and operating data as of and for the years ended December 31, 2008 and 2009 derived from our consolidated financial statements prepared in accordance with U.S. GAAP have not been included below.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated Statement of Comprehensive Income Data

	Year ended December 31,
	2010		2011		2012		2012(1)
	(in billions of Won except per share data)						(in millions of US$ except per share data)
Interest income	￦	14,057	￦	15,045	￦	15,020	US$	14,127
Interest expense		(7,630)		(7,780)		(7,753)		(7,292)

Net interest income		6,427		7,264		7,267		6,835
Fees and commissions income		1,688		1,774		1,667		1,568
Fees and commissions expense		(572)		(579)		(664)		(624)

Net fees and commissions income		1,116		1,195		1,003		944
Dividends		201		203		163		153
Net gain (loss) on financial assets at fair value through profit or loss		39		119		(293)		(276)
Net gain on available-for-sale financial assets		1,073		1,073		566		533
Net gain on held-to-maturity financial assets		0		0		0		0
Impairment losses on credit loss		(2,873)		(2,269)		(2,121)		(1,995)
Other net operating expenses(2)		(3,835)		(4,501)		(4,357)		(4,098)

Operating income		2,148		3,085		2,228		2,096
Share of profits of jointly controlled entities and associates		30		17		69		65
Other non-operating income (expense)		(79)		75		(6)		(6)

Net income before income tax expense		2,099		3,177		2,291		2,155
Income tax expense		498		744		493		464

Net income	￦	1,601	￦	2,433	￦	1,798	US$	1,691

Loss on available-for-sale financial assets		(205)		(375)		(350)		(329)
Share of other comprehensive gain (loss) of jointly controlled entities and associates		(21)		(38)		57		53
Gain (loss) on overseas business translation		(19)		25		(108)		(101)
Gain on valuation of cash flow hedge		9		3		13		12

Other comprehensive income (loss), net of tax		(236)		(385)		(388)		(365)

Total comprehensive income	￦	1,365	￦	2,048	￦	1,410	US$	1,326

Net income attributable to owners	￦	1,289	￦	2,137	￦	1,584	US$	1,489
Net income attributable to the non-controlling interests		312		296		214		200
Comprehensive income attributable to owners		1,052		1,730		1,178		1,108
Comprehensive income attributable to non-controlling interests		313		318		232		218
Basic and diluted earnings per share	￦	1,599	￦	2,649	￦	1,931	US$	1.82
Per common share data:
Net income (loss) per share—basic	￦	1,599	￦	2,649	￦	1,931	US$	1.82

Weighted average common shares outstanding—basic (in thousands)		806,013		806,013		806,013		806,013
Net income (loss) per share—diluted	￦	1,599	￦	2,649	￦	1,931	US$	1.82
Weighted average common shares outstanding—diluted (in thousands)		806,013		806,013		806,013		806,013
Cash dividends paid per share	￦	250	￦	250	￦	250	US$	0.24

(1)

Won amounts are expressed in U.S. dollars at the rate of ￦1,063.2 to US$1.00, the noon buying rate in effect on December 31, 2012 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	For a description of “other net operating expenses,” see Note 39 of the notes to our consolidated financial statements.

Consolidated Statement of Financial Position Data

	As of December 31,
	2010		2011		2012		2012(1)
	(in billions of Won)						(in millions of US$)
Assets
Cash and cash equivalents	￦	4,871	￦	6,417	￦	5,778	US$	5,434
Financial assets at fair value through profit or loss		22,184		25,600		26,147		24,592
Available-for-sale financial assets		21,998		19,672		18,870		17,748
Held-to-maturity financial assets		19,886		20,036		18,685		17,573
Loans and receivables		216,792		235,160		250,106		235,230
Investments in jointly controlled entities and associates		745		928		1,038		976
Investment properties		643		499		492		462
Premises and equipment		3,097		3,135		3,186		2,996
Intangible assets and goodwill		295		448		433		408
Current tax assets		9		57		38		36
Deferred tax assets		59		80		155		146
Derivative assets		131		327		281		264
Assets held for sale		88		56		83		78
Other assets(2)		379		377		414		390

Total assets	￦	291,177	￦	312,792	￦	325,706	US$	306,333

Liabilities
Financial liabilities at fair value through profit or loss	￦	8,838	￦	9,622	￦	10,986	US$	10,332
Deposits due to customers		185,428		195,930		202,920		190,850
Borrowings		34,266		34,667		33,478		31,487
Debentures		29,111		29,266		27,960		26,297
Provisions		761		892		864		812
Retirement benefit obligation		70		120		166		156
Current tax liabilities		174		274		179		168
Deferred tax liabilities		213		260		125		118
Derivative liabilities		5		33		38		36
Other financial liabilities(3)		11,648		19,084		25,480		23,965
Other liabilities(4)		399		570		507		477

Total liabilities	￦	270,913	￦	290,718	￦	302,703	US$	284,698

Equity
Owners’ Equity	￦	15,701	￦	17,525	￦	18,666	US$	17,556
Capital stock		4,030		4,030		4,030		3,790
Hybrid securities		—		309		499		469
Capital surplus		180		176		174		164
Other equity(5)		1,002		587		186		175
Retained earnings		10,489		12,423		13,777		12,958
Non-controlling interests		4,563		4,549		4,337		4,079

Total equity	￦	20,264	￦	22,074	￦	23,003	US$	21,635

Total liabilities and equity	￦	291,177	￦	312,792	￦	325,706	US$	306,333

(1)

Won amounts are expressed in U.S. dollars at the rate of ￦1,063.2 to US$1.00, the noon buying rate in effect on December 31, 2012 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	For a description of “other assets,” see Note 18 of the notes to our consolidated financial statements.
(3)	For a description of “other financial liabilities,” see Note 24 of the notes to our consolidated financial statements.
(4)	For a description of “other liabilities,” see Note 24 of the notes to our consolidated financial statements.
(5)	For a description of “other equity,” see Note 29 of the notes to our consolidated financial statements.

Profitability Ratios and Other Data

	Year ended December 31,
	2010		2011		2012
	(in billions of Won except percentages)
Return on average assets(1)		0.44%		0.70%		0.50%
Return on average equity(2)		6.45		9.95		6.78
Net interest spread(3)		2.12		2.31		2.16
Net interest margin(4)		2.29		2.50		2.38
Cost-to-income ratio(5)		46.75		48.69		53.58
Average equity as a percentage of average total assets		6.79		7.04		7.32
Total revenue(6)	￦	17,058	￦	18,214	￦	17,123
Operating expense(7)		12,037		12,860		12,774
Operating margin(8)		5,021		5,354		4,349
Operating margin as a percentage of total revenue		29.43%		29.39%		25.40%

(1)

Represents net income attributable to owners as a percentage of average total assets. Average balances are based on daily balances for Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and on quarterly balances for all of our other subsidiaries and our special purpose companies.

(2)

Represents net income attributable to owners as a percentage of average equity. Average balances are based on daily balances for Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment &Securities and on quarterly balances for all of our other subsidiaries and our special purpose companies.

(3)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets.
(5)	Represents the ratio of non-interest expense (excluding impairment losses on credit loss) to the sum of net interest income and non-interest income.
(6)

Represents the sum of interest income, dividend income, fees and commissions income, net gain (loss) on financial assets at fair value through profit or loss, net gain on available-for-sale financial assets and net gain on held-to-maturity financial assets.

The following table shows how total revenue is calculated:

	Year ended December 31,
	2010		2011		2012
	(in billions of Won)
Interest income	￦	14,057	￦	15,045	￦	15,020
Fees and commissions income		1,688		1,774		1,667
Dividends		201		203		163
Net gain (loss) on financial assets at fair value through profit or loss		39		119		(293)
Net gain on available-for-sale financial assets		1,073		1,073		566
Net gain on held-to-maturity financial assets		—		—		—

Total revenue	￦	17,058	￦	18,214	￦	17,123

(7)

Represents interest expense, fees and commissions expense and other net operating expense, excluding impairment losses on credit loss of ￦2,873 billion, ￦2,269 billion and ￦2,121 billion for 2010, 2011 and 2012, respectively.

The following table shows how operating expense is calculated:

	Year ended December 31,
	2010		2011		2012
	(in billions of Won)
Interest expense	￦	7,630	￦	7,780	￦	7,753
Fees and commissions expense		572		579		664
Other net operating expenses		3,835		4,501		4,357

Operating expense	￦	12,037	￦	12,860	￦	12,774

(8)	Represents total revenue less operating expense.

Asset Quality Data

	As of December 31,
	2010		2011		2012
	(in billions of Won, except percentages)
Total loans(1)	￦	201,235	￦	212,492	￦	220,883
Total non-performing loans(2)		6,550		3,780		3,766
Other impaired loans not included in non-performing loans(3)		475		238		698
Total non-performing loans and other impaired loans(3)		7,025		4,018		4,464
Total allowance for credit losses		4,718		3,759		3,564
Non-performing loans as a percentage of total loans		3.25%		1.78%		1.70%
Non-performing loans as a percentage of total assets		2.25		1.21		1.16
Total non-performing loans and other impaired loans as a percentage of total loans		3.49		1.89		2.02
Allowance for credit losses as a percentage of total loans		2.34		1.77		1.61

(1)

Not including due from banks and other receivables, and prior to deducting allowance for credit losses (of ￦4,718 billion, ￦3,759 billion and ￦3,564 billion as of December 31, 2010, 2011 and 2012, respectively) and present value discount (of ￦16 billion, ￦31 billion and ￦25 billion as of December 31, 2010, 2011 and 2012, respectively) or reflecting deferred origination costs (of ￦74 billion, ￦178 billion as and ￦258 billion as of December 31, 2010, 2011 and 2012, respectively).

(2)

Defined as those loans that are past due by 90 days or more or classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

(3)

Other impaired loans exclude loans that would otherwise be considered impaired but have been securitized and are held by Woori F&I, our wholly-owned subsidiary, in the aggregate amount of ￦664 billion, ￦980 billion and ￦1,207 billion as of December 31, 2010, 2011 and 2012, respectively.

Segment Information

The following table sets forth financial data as of or for the year ended December 31, 2012 for our business segments:

	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Investment & Securities		Other		Intersegment transactions(1)		Total
	(in billions of Won)
Interest income	￦	11,436	￦	1,390	￦	980	￦	718	￦	566	￦	(70)	￦	15,020
Interest expense		(5,824)		(703)		(487)		(331)		(489)		81		(7,753)

Net interest income		5,612		687		493		387		77		11		7,267
Non-interest income		9,903		375		165		2,777		656		(451)		13,425
Non-interest expense		(9,261)		(389)		(160)		(2,443)		(226)		135		(12,343)

Net non-interest income (loss)		643		(14)		5		334		430		(316)		1,082
Administrative expenses		(2,728)		(296)		(231)		(541)		(470)		309		(3,957)
Impairment losses on credit loss and others(2)		(1,828)		(142)		(83)		(6)		(118)		13		(2,164)

Total other expenses		(4,556)		(438)		(314)		(547)		(588)		322		(6,121)

Operating income		1,699		235		184		174		(81)		17		2,228

Share of profits of jointly controlled entities and associates		28		—		—		5		18		18		69
Non-operating income		49		(11)		(7)		(24)		566		(579)		(6)

Net income before tax		1,776		224		177		155		503		(544)		2,291
Income tax expense (benefit)		327		46		41		33		34		12		493

Net income	￦	1,449	￦	178	￦	136	￦	122	￦	469	￦	(556)	￦	1,798

Controlling interest		1,448		178		136		123		490		(791)		1,584
Non-controlling interest		1		—		—		(1)		(21)		235		214
Segments’ total assets	￦	247,248	￦	28,902	￦	18,617	￦	24,822	￦	27,321	￦	(21,204)	￦	325,706

(1)	Includes eliminations for intersegment transactions and certain differences in classification under the management reporting system.
(2)	Consist of impairment losses on credit loss, gain (loss) on loan sales and provisions (reversal of provisions).

Selected Financial Information

Average Balances and Related Interest

The following tables show our average balances and interest rates for the past three years:

	Year ended December 31,
	2010					2011					2012
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield
	(in billions of Won, except percentages)
Assets
Interest-earning assets
Due from banks	￦	9,671	￦	116	1.20%	￦	10,615	￦	169	1.59%	￦	13,505	￦	269	1.99%
Loans(3)
Commercial and industrial		97,487		5,765	5.91		100,205		6,165	6.15		102,283		6,018	5.88
Trade financing		11,997		316	2.63		12,984		309	2.38		14,260		327	2.29
Other commercial		14,490		735	5.07		15,602		765	4.90		14,138		625	4.42
Lease financing(4)		1,399		146	10.44		1,956		199	10.17		2,289		206	9.00
General purpose household(5)		70,132		3,554	5.07		69,954		3,735	5.34		69,001		3,658	5.30
Mortgage		4,748		245	5.16		8,643		452	5.23		13,374		680	5.08
Credit cards(2)		4,607		1,116	24.22		4,788		1,100	22.97		4,751		1,080	22.73

Total loans		204,860		11,877	5.80		214,132		12,725	5.94		220,096		12,594	5.72
Securities
Trading		19,273		695	3.61		18,287		660	3.61		21,534		680	3.16
Investment(6)		37,466		1,237	3.30		37,359		1,360	3.64		35,553		1,371	3.86

Total securities		56,739		1,932	3.41		55,646		2,020	3.63		57,087		2,051	3.59

Other		8,850		132	1.49		10,378		131	1.26		14,270		106	0.74

Total average interest earning assets		280,120		14,057	5.02		290,771		15,045	5.17		304,958		15,020	4.93

Total average non-interest earning assets		13,979		—	—		14,456		—	—		13,850		—	—

Total average assets	￦	294,099	￦	14,057	4.78%	￦	305,227	￦	15,045	4.93%	￦	318,808	￦	15,020	4.71%

	Year ended December 31,
	2010					2011					2012
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities
Deposits due to customers:
Demand deposits	￦	7,407	￦	20	0.27%	￦	10,728	￦	28	0.26%	￦	12,836	￦	36	0.28%
Time and savings deposits		150,317		4,320	2.87		160,952		4,835	3.00		167,503		5,013	2.99
Certificates of deposit		8,459		364	4.30		2,746		113	4.12		1,595		60	3.76
Other deposits(7)		17,583		272	1.55		18,217		322	1.77		18,507		321	1.73

Total deposits		183,766		4,976	2.71		192,643		5,298	2.75		200,441		5,430	2.71
Borrowings		32,311		728	2.25		34,414		815	2.37		33,489		770	2.30
Debentures		33,523		1,808	5.39		30,433		1,551	5.10		28,581		1,424	4.98
Other		13,218		118	0.89		14,386		116	0.81		18,361		129	0.70

Total average interest- bearing liabilities		262,818		7,630	2.90		271,876		7,780	2.86		280,872		7,753	2.76

Total average non-interest-bearing liabilities		11,304		—	—		11,869		—	—		14,593		—	—

Total average liabilities		274,122		7,630	2.78		283,745		7,780	2.74		295,465		7,753	2.62

Total average equity		19,977		—	—		21,482		—	—		23,343		—	—

Total average liabilities and equity	￦	294,099	￦	7,630	2.59%	￦	305,227	￦	7,780	2.55%	￦	318,808	￦	7,753	2.43%

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

(3)	Not including other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(4)	Includes automobile lease financing to consumer borrowers.
(5)	Includes home equity loans.
(6)	Includes available-for-sale financial assets and held-to-maturity financial assets.
(7)	Includes foreign currency-denominated deposits, mutual installment deposits and funds deposited by securities brokerage customers of Woori Investment & Securities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2011 compared to 2010 and 2012 compared to 2011. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2011 vs. 2010 Increase/(decrease) due to changes in						2012 vs. 2011 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Due from banks	￦	11	￦	42	￦	53	￦	46	￦	54	￦	100
Loans(1)
Commercial and industrial		161		239		400		128		(275)		(147)
Trade financing		26		(33)		(7)		30		(12)		18
Other commercial		56		(26)		30		(72)		(68)		(140)
Lease financing(2)		58		(5)		53		34		(27)		7
General purpose household(3)		(9)		190		181		(51)		(26)		(77)
Mortgage		201		6		207		247		(19)		228
Credit cards		44		(60)		(16)		(9)		(11)		(20)
Securities
Trading		(36)		1		(35)		117		(97)		20
Investment(4)		(4)		127		123		(66)		77		11
Other		23		(24)		(1)		49		(74)		(25)

Total interest income	￦	531	￦	457	￦	988	￦	453	￦	(478)	￦	(25)

Interest-bearing liabilities
Deposits due to customers
Demand deposits	￦	9	￦	(1)	￦	8	￦	6	￦	2	￦	8
Time and savings deposits		306		209		515		197		(19)		178
Certificate of deposit		(246)		(5)		(251)		(47)		(6)		(53)
Other deposits(5)		10		40		50		5		(6)		(1)
Borrowings		47		40		87		(22)		(23)		(45)
Debentures		(167)		(90)		(257)		(94)		(33)		(127)
Other		10		(12)		(2)		32		(19)		13

Total interest expense	￦	(31)	￦	181	￦	150	￦	77	￦	(104)	￦	(27)

Net interest income	￦	562	￦	276	￦	838	￦	376	￦	(374)	￦	2

(1)	Not including other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Includes automobile lease financing to consumer borrowers.
(3)	Includes home equity loans.
(4)	Includes available-for-sale financial assets and held-to-maturity financial assets.
(5)	Includes foreign currency-denominated deposits, mutual installment deposits and funds deposited by securities brokerage customers of Woori Investment & Securities.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2012, which was ￦1,063.2 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On April 26, 2013, the noon buying rate was ￦1,111.1= US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average(1)	Period-End
2008	935.2	1,507.9	1,098.7	1,262.0
2009	1,149.0	1,570.1	1,274.6	1,163.7
2010	1,104.0	1,253.2	1,155.7	1,130.6
2011	1,049.2	1,197.5	1,106.9	1,158.5
2012	1,063.2	1,185.0	1,126.2	1,063.2
October	1,090.2	1,114.6	1,105.4	1,090.2
November	1,081.8	1,091.8	1,087.0	1,081.8
December	1,063.2	1,083.7	1,075.2	1,063.2
2013 (through April 26)	1,056.0	1,140.3	1,094.7	1,111.1
January	1,056.0	1,091.2	1,066.5	1,087.5
February	1,078.2	1,095.7	1,087.3	1,083.9
March	1,083.9	1,119.2	1,102.9	1,112.5
April (through April 26)	1,111.1	1,140.3	1,122.7	1,111.1

Source:	Federal Reserve Bank of New York.
(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B.	Capitalization and Indebtedness

Not Applicable

Item 3C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D.	Risk Factors

Risks relating to our corporate credit portfolio

The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our loans to small- and medium-sized enterprises amounted to ￦81,618 billion, or 40.6% of our total loans, as of December 31, 2010, ￦83,624 billion, or 39.4% of our total loans, as of December 31, 2011 and ￦80,506 billion, or 36.4% of our total loans, as of December 31, 2012. As of December 31, 2012, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were ￦1,838 billion, representing 2.3% of such loans to those enterprises. See “Item 4B. Business Overview—Corporate Banking—Small and Medium-Sized Enterprise Banking.” We recorded charge-offs of ￦821 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2012, compared to charge-offs of ￦758 billion in 2011 and ￦614 billion in 2010. According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises increased in 2011 but decreased in 2012. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are over due by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won was 1.5% as of December 31, 2010, 1.6% as of December 31, 2011 and 1.3% as of December 31, 2012. Our delinquency ratio may increase in 2013 as a result of, among other things, adverse economic conditions in Korea and globally. See “—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our liquidity and performance.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the “fast track” programs established by Woori Bank, Kyongnam Bank and Kwangju Bank, which are currently expected to be effective through December 31, 2013, liquidity assistance is provided to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by such banks. The overall prospects for the Korean economy in 2013 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. We believe that, to date, our participation in such government-led initiatives (primarily through the “fast track” program) has not caused us to extend a material amount of credit that we would not have otherwise extended nor materially impacted our results of operations and financial condition in general. The aggregate amount of outstanding small- and medium-sized enterprise loans made by Woori Bank, Kyongnam Bank and Kwangju Bank under the “fast track” program was ￦290 billion as of December 31, 2012, which represented 0.4% of the total small- and medium-sized enterprise loan portfolio of such banks as of such date. Furthermore, loans made by us under the “fast track” program are partially guaranteed by the Korean government’s public financial institutions, including the Korea Credit Guarantee Fund and the Korea Technology Finance Corporation. However, there can be no assurance that our future participation in such government-led initiatives would not lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprises resulting from such government-led initiatives may have a material adverse effect on our results of operations and financial condition.

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

As of December 31, 2012, the total amount of loans provided by us to construction and shipbuilding companies in Korea amounted to ￦8,570 billion and ￦2,916 billion, or 3.9% and 1.3% of our total loans, respectively. We also have other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts. In the case of construction companies, we also have potential exposures in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects, as well as commitments to purchase asset-backed securities secured by the assets of companies in the construction industry and other commitments we enter into relating to project financing for such real estate projects which may effectively function as guarantees.

The construction industry in Korea has experienced a downturn in recent years, due to excessive investment in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of the deterioration of the Korean economy commencing in the second half of 2008. In October 2008, the Korean government implemented a ￦9 trillion support package for the benefit of the Korean construction industry, including a program to buy unsold housing units and land from construction companies. The shipbuilding industry in Korea has also experienced a severe downturn in recent years due to a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In response to the deteriorating financial condition and liquidity position of borrowers in the construction and shipbuilding industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in the first half of 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. In addition, in June 2010, the Financial Services Commission and the Financial Supervisory Service announced that, following credit risk evaluations conducted by six creditor financial institutions (including us) of companies in Korea with outstanding debt of ￦50 billion or more, 65 companies were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Of such 65 companies, 16 were construction companies and three were shipbuilding companies. More recently, in July 2012, the Financial Services Commission and the Financial Supervisory Service announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea, in which 36 companies with outstanding debt of ￦50 billion or more (17 of which were construction companies and one of which was a shipbuilding company) were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. There is no assurance, however, that these measures will be successful in stabilizing the Korean construction and shipbuilding industries.

The allowance for credit losses that we have established against our credit exposures to Korean construction and shipbuilding companies may not be sufficient to cover all future losses arising from these and other exposures. If the credit quality of our exposures to Korean construction and shipbuilding companies declines, we may incur substantial additional bad debt expenses, which could adversely impact our results of operations and financial condition. Furthermore, although a portion of our loans to construction and shipbuilding companies are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such loans.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities, credit-related commitments and other exposures) as of December 31, 2012, five were to companies that were members of the 30 largest chaebols in Korea. As of that date, the total amount of our exposures to the 30 largest chaebols was ￦29,592 billion, or 7.6% of our total exposures. If the credit quality of our exposures to chaebols declines, we could incur additional bad debt expenses, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2012, our 20 largest exposures to corporate borrowers totaled ￦47,345 billion, which represented 12.2% of our total exposures. As of that date, our single largest corporate exposure was to the Bank of Korea, to which we had outstanding credits in the form of debt securities of ￦8,622 billion and loans in Won of ￦3,280 billion, representing 3.0% of our total exposures in the aggregate. Aside from exposure to the Korean government and government-related agencies, our next largest exposure was to Hyundai Heavy Industries, to which we had outstanding exposure of ￦1,992 billion representing 0.5% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers may require us to record substantial additional allowances and may have a material adverse impact on our results of operations and financial condition.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional bad debt expenses required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2012, our credit exposures to companies that were in workout or corporate restructuring amounted to ￦3,179 billion or 0.9% of our total credit exposures, of which ￦1,776 billion or 55.9% was classified as substandard or below and substantially all of which was classified as impaired. As of the same date, our allowance for credit losses on these credit exposures amounted to ￦708 billion, or 22.3% of these exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2012 to companies in workout or restructuring amounted to ￦3,340 billion, or 0.9% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

We have exposure to member companies of the Woongjin Group, and financial difficulties of these companies may adversely impact us.

Several member companies of the Woongjin Group, one of Korea’s top-30 chaebols, have been experiencing financial difficulties, mainly as a result of the prolonged slowdown in the Korean real estate market since the global financial crisis commencing in the second half of 2008. In September 2012, Woongjin Holdings Co., Ltd., which is the holding company of the Woongjin Group, and its subsidiary Kukdong Engineering & Construction Co., Ltd., or Kukdong E&C, filed for court receivership with the Seoul Central District Court, and the court appointed new management for the two companies to begin an expedited restructuring process supervised by the court. Other member companies of the Woongjin Group may also file for court receivership, undergo out-of-court debt restructuring programs or otherwise default on their debt in the future as a result of financial or operational difficulties or otherwise. As of December 31, 2012, our aggregate credit exposures to the member companies of the Woongjin Group, consisting primarily of loans extended to such companies, amounted to ￦459 billion, including ￦165 billion of loans to Woongjin Holdings and Kukdong E&C. In 2012, we charged off ￦114 billion of loans extended to the member companies of the Woongjin Group (including ￦44 billion of loans to Kukdong E&C), and as of December 31, 2012, our allowance for credit losses with respect to our credit exposures to the Woongjin Group amounted to ￦10 billion (of which ￦1 billion were with respect to credit exposures to Woongjin Holdings and Kukdong E&C). We may set aside additional allowances in 2013 with respect to such exposures, which may have an adverse impact on our results of operations. Furthermore, such allowances may not be sufficient to cover all future losses arising from our exposures to these companies. In the event that the financial condition of these companies deteriorates further in the future, we may be required to record additional allowances for credit losses, as well as charge-offs and valuation or impairment losses, which may have a material adverse effect on our financial condition and results of operations.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans amounted to ￦66,758 billion as of December 31, 2010, ￦72,914 billion as of December 31, 2011 and ￦78,785 billion as of December 31, 2012. Our credit card portfolio amounted to ￦4,357 billion as of December 31, 2010, ￦4,592 billion as of December 31, 2011 and ￦4,505 billion as of December 31, 2012. As of December 31, 2012, our consumer loans and credit card receivables represented 35.7% and 2.0% of our total lending, respectively. See “Item 4B. Business Overview—Consumer Banking—Lending Activities” and “Item 4B. Business Overview—Credit Cards—Products and Services.”

The growth in our consumer loan portfolio in recent years, together with adverse economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in asset quality. The amount of our consumer loans classified as substandard or below was ￦343 billion (or 0.5% of our consumer loan portfolio) as of December 31, 2010, ￦396 billion (or 0.5% of our consumer loan portfolio) as of December 31, 2011 and ￦441 billion (or 0.6% of our consumer loan portfolio) as of December 31, 2012. We charged off consumer loans amounting to ￦190 billion in 2012, as compared to ￦89 billion in 2011 and ￦106 billion in 2010, and recorded bad debt expenses in respect of consumer loans of ￦242 billion in 2012, as compared to ￦158 billion in 2011 and ￦130 billion in 2010. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, amounted to ￦26,645 billion, or 39.9% of our total outstanding consumer loans, as of December 31, 2010, ￦27,940 billion, or 38.3% of our total outstanding consumer loans, as of December 31, 2011 and ￦22,785 billion, or 28.9% of our total outstanding consumer loans, as of December 31, 2012.

In our credit card segment, outstanding balances overdue by 30 days or more amounted to ￦103 billion, or 2.4% of our credit card receivables, as of December 31, 2010, ￦92 billion, or 2.0% of our credit card receivables, as of December 31, 2011 and ￦87 billion, or 1.9% of our credit card receivables, as of December 31, 2012. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2012, these restructured loans amounted to ￦74 billion, or 1.7% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 3.4% of our credit card balances as of December 31, 2012. We charged off credit card balances amounting to ￦186 billion in 2012, as compared to ￦142 billion in 2011 and ￦128 billion in 2010, and recorded bad debt expenses in respect of credit card balances of ￦152 billion in 2012, as compared to ￦115 billion in 2011 and ￦47 billion in 2010. Delinquencies may increase in the future as a result of, among other things, adverse economic conditions in Korea, difficulties experienced by other credit card issuers that adversely affect our customers, additional government regulation or the inability of Korean consumers to manage increased household debt. In addition, as a part of our strategy to enhance our credit card operations and increase its synergies with our other businesses, in April 2013, we effected a horizontal spin-off of the credit card business of Woori Bank. As a result, the former credit card business of Woori Bank is operated by a newly established wholly-owned subsidiary of ours, Woori Card Co., Ltd. However, we may not be able to realize the anticipated benefits of this spin-off due to various factors, including increased expenses arising from the operation of a separate credit card company, unexpected business disruptions, difficulties in reorganizing personnel and administrative functions and potential loss of customers.

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

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following successive extensions by the Korean government, is expected to continue indefinitely. Under the pre-workout program, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of less than ￦500 million who are in arrears on their payments for more than 30 days but less than 90 days. The aggregate amount of consumer credit (including credit card receivables) provided by Woori Bank, Kyongnam Bank and Kwangju Bank which became subject to the pre-workout program in 2012 was ￦44 billion. While we believe that our participation in such pre-workout program has not had a material impact on the overall credit quality of our consumer loan and credit card portfolio or on our results of operations and financial condition to date, our future participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

A decline in the value of the collateral securing our consumer loans and our inability to realize full collateral value may adversely affect our consumer credit portfolio.

A substantial portion of our consumer loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 60% of the appraised value of collateral (except in areas of high speculation designated by the government where we generally limit our lending to 40% to 60% of the appraised value of collateral) and to periodically re-appraise our collateral, the downturn in the real estate markets in Korea in recent years has resulted in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values decline further in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any future declines in the value of the real estate or other collateral securing our consumer loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to record additional allowances for credit losses.

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

Our success under a financial holding company structure depends on our ability to implement our reorganization and integration plan and to realize the anticipated synergies, growth opportunities and cost savings from coordinating and, in certain cases, combining the businesses of our various subsidiaries. As part of this plan, between December 2001 and February 2002 we merged the commercial banking business of Peace Bank of Korea into Woori Bank, converted Peace Bank of Korea into a credit card subsidiary, Woori Credit Card, and transferred the credit card business of Woori Bank to Woori Credit Card. We also transferred the credit card business of Kwangju Bank to Woori Credit Card in March 2003. In light of the deteriorating business performance of Woori Investment Bank and with the objective of restructuring the group platform, we merged Woori Investment Bank with Woori Bank in August 2003. In March 2004, in response to the liquidity problems of Woori Credit Card stemming from the deteriorating asset quality of its credit card portfolio, we merged Woori Credit Card with Woori Bank. Although we currently intend for our commercial banking subsidiaries to continue to operate as separate legal entities within our financial holding company structure and to maintain separate loan origination and other functions, we have standardized our subsidiaries’ risk management operations (except with respect to operational risk), including with respect to credit risk management following systems upgrades completed in 2007. In October and December 2004, we also acquired a 27.3% voting interest in LGIS, a leading domestic securities firm. In March 2005, we merged Woori Securities into LGIS and renamed the surviving entity Woori Investment & Securities. See “Item 4B. Business Overview—Business—Capital Markets Activities—Securities Brokerage.” In May 2005, we purchased a 90.0% direct ownership interest in LG Investment Trust Management, or LGITM, from LGIS. We subsequently merged Woori Investment Trust

Management, our wholly-owned asset management subsidiary, into LGITM and renamed the surviving entity Woori Asset Management, which remains a consolidated subsidiary. In July and September 2005, Woori Asset Management reacquired the remaining 10.0% interest from its minority shareholders. In May 2006, we transferred 30.0% of our interest in Woori Asset Management to Credit Suisse. Following this transfer, we renamed the entity Woori Credit Suisse Asset Management. In October 2009, we reacquired Credit Suisse’s 30.0% interest in Woori Credit Suisse Asset Management and renamed the entity Woori Asset Management. Furthermore, we acquired a 51.4% interest in Hanmi Capital in September 2007, which was subsequently renamed Woori Financial, and acquired a 51.0% interest in LIG Life Insurance in April 2008, which was subsequently renamed Woori Aviva Life Insurance. Woori Financial became a consolidated subsidiary, while we account for Woori Aviva Life Insurance as part of our investments in jointly controlled entities and associates under IFRS. In addition, in April 2013, we spun off the credit card business of Woori Bank into a newly established wholly-owned subsidiary, Woori Card.

Separately, in April 2012, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced its latest plan to privatize us through a sale of up to the entire 56.97% equity stake (and a minimum 30% equity stake) held by the Korean government through the Korea Deposit Insurance Corporation, or the KDIC, through a competitive bidding process from April to July 2012. The April 2012 plan was similar to previous privatization plans, including those announced in May 2011. However, following a preliminary bidding process in which no bid was submitted, the Public Funds Oversight Committee announced the suspension of such sale process in August 2012. The implementation of the Korean government’s privatization plan may be further delayed or changed depending on a variety of factors, such as domestic and international economic conditions, and there can be no assurance that such privatization plan will be implemented as contemplated or at all.

In addition, we purchased certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank in March 2011 and Solomon Savings Bank in September 2012 through our wholly-owned subsidiary, Woori FG Savings Bank Co., Ltd. In March 2013, we announced a plan to acquire a controlling interest in Kumho Investment Bank by purchasing unsubscribed shares of that entity issuable in a proposed rights offering, subject to the condition that we are able to become the largest shareholder of Kumho Investment Bank with an equity ownership of at least 30% by purchasing such unsubscribed shares. Such rights offering is expected to commence following the completion of a 3.3 to 1 reduction of capital of Kumho Investment Bank, which is currently in progress.

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

Since our principal assets at the holding company level are the shares of our subsidiaries, our ability to pay dividends on our common stock largely depends on dividend payments from those subsidiaries. Those dividend payments are subject to the Korean Commercial Code, the Bank Act and regulatory limitations, generally based on capital levels and retained earnings, imposed by the various regulatory agencies with authority over those entities. The ability of our banking subsidiaries to pay dividends is subject to regulatory restrictions to the extent that paying dividends would impair each of their nonconsolidated profitability, financial condition or other cash flow needs. For example:

•

under the Korean Commercial Code, dividends may only be paid out of distributable income, an amount which is calculated by subtracting the aggregate amount of a company’s paid-in capital and certain mandatory legal reserves as well as certain unrealized profits from its net assets, in each case as of the end of the prior fiscal period;

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

In addition, we believe that regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012. We expect that consolidation in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly, our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

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

The Korean economy is closely tied to, and is affected by developments in, the global economy. While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2013 and beyond remain uncertain. Starting in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the financial difficulties affecting many governments worldwide, in particular in Cyprus, Greece, Spain, Italy and Portugal. In addition, recent political and social instability in various countries in the Middle East and Northern Africa, including in Egypt, Libya, Syria and Yemen, have resulted in volatility and uncertainty in the global energy markets. Any of these or other developments could potentially trigger another financial and economic crisis. Furthermore, in recent months, the Chinese economy has begun to show signs of a potential slowdown, including decreased gross domestic product growth rates in the first and second quarters of 2012 and falling real estate price levels in certain urban areas. In response, the Chinese government has implemented stimulus measures, including a decrease in the benchmark interest rate for deposits and loans as announced by the People’s Bank of China in June 2012, but the overall impact of such stimulus measures remains uncertain. Although China’s economy began to show signs of recovery in the fourth quarter of 2012, factors such as falling real estate price levels, excess liquidity and China’s reliance on investment-driven growth may lead to an economic correction. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products (although we do not currently have material exposures to Cyprus, Greece, Spain, Italy and other countries in Europe which are facing financial difficulties, in the form of sovereign debt or otherwise). Since the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in jointly controlled entities and associates.

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

Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet certain financial and business targets on a semi-annual and/or quarterly basis until the end of 2013. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As a result of deteriorating economic and financial market conditions in Korea and globally, both we and our subsidiaries have failed to meet certain of our respective targets in recent years. For example, in February and October 2010 and February 2011, the KDIC imposed institutional warnings on Woori Bank in connection with its failure to meet its financial targets with respect to operating income per employee as of September 30, 2009 and return on assets and non-performing loan ratio as of June 30 and September 30, 2010, respectively. In October 2010, the KDIC imposed an institutional warning on Kyongnam Bank, as well as reprimands and warnings on 10 current and former executive officers of Kyongnam Bank, in connection with certain fraudulent transactions undertaken on behalf of Kyongnam Bank by certain employees and their potential impact on Kyongnam Bank. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Kyongnam Bank.” In April 2011, the KDIC imposed another institutional warning on us and Woori Bank, as well as a warning on the former chief executive officer of Woori Bank, in connection with our and Woori Bank’s failure to meet the financial targets with respect to our non-performing loan ratio and Woori Bank’s return on assets as of December 31, 2010. In April 2013, the KDIC elected not to impose any penalties on us, Kwangju Bank or Kyongnam Bank regarding a failure to meet the financial targets for expense-to-revenue ratios, in the case of us and Kwangu Bank, and a failure to meet its financial target for return on assets, in the case of Kyongnam Bank, in each case as of December 31, 2012, in light of the strength of the overall performance by us, Kwangju Bank and Kyongnam Bank with respect to the other financial targets. We, Woori Bank, Kyongnam Bank and Kwangju Bank entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC in April 2013.

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

We have provided certain assets as collateral for our secured borrowings in recent years. These secured borrowings often take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our statements of financial position. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. As of December 31, 2012, the aggregate amount of assets we had provided as collateral for our secured borrowings was ￦18,452 billion. As of that date, we had established allowances of ￦26 billion in respect of possible losses on those assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets to the extent those payments or recovery shortfalls exceed our allowances.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

Interest rates in Korea have been subject to significant fluctuations in recent years. In late 2008 and early 2009, the Bank of Korea reduced its policy rate by a total of 325 basis points to support Korea’s economy amid the global financial crisis, and left the key interest rate unchanged at 2.00% throughout 2009. In an effort to stem inflation amid improved growth prospects, the Bank of Korea increased its policy rate to 2.25% in July 2010, 2.50% in November 2010, 2.75% in January 2011, 3.00% in March 2011 and 3.25% in June 2011. The Bank of Korea reduced its policy rate to 3.00% in July 2012 and further reduced such rate to 2.75% in October 2012 to support Korea’s economy in light of the recent slowdown in Korea’s growth and uncertain global economic prospects. All else being equal, an increase in interest rates leads to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

Our banking subsidiaries meet a significant amount of their funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2012, approximately 96.4% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. Our banking subsidiaries may also be required to seek more expensive sources of short-term and long-term funding to finance their operations. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

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

As of December 31, 2012, our banking subsidiaries held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or-controlled enterprises or financial institutions, which include the KDIC, the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea, among others) with a total book value of ￦9,326 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated statements of financial position is determined by references to suggested prices posted by Korean rating agencies, which measure prices based on observable market data. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We and our commercial banking subsidiaries may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio, which is the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, of 8.0%. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.” In addition, each of our commercial banking subsidiaries is required to maintain a minimum combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated basis. In both cases, Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. In addition, the current terms of the memoranda of understanding among us, our subsidiaries and the KDIC require us and our subsidiaries to meet specified capital adequacy ratio requirements. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As of December 31, 2012, our capital ratio and the capital adequacy ratios of our subsidiaries exceeded the minimum levels required by both the Financial Services Commission and these memoranda. However, our capital base and capital adequacy ratio or those of our subsidiaries may deteriorate in the future if our or their results of operations or financial condition deteriorates for any reason, or if we or they are not able to deploy their funding into suitably low-risk assets. To the extent that our subsidiaries fail to maintain their capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on them ranging from a warning to suspension or revocation of their licenses.

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement the prior Basel Capital Accord, referred to as Basel II, which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision will begin phasing in the new set of measures, referred to as Basel III, starting from 2013. In September 2012, the Financial Services Commission announced its plans to implement a new set of regulations that will, among other things, require Korean banks to comply with stricter minimum capital ratio requirements beginning in 2013 and additional minimum capital conservation buffer requirements starting in 2016. Under the proposed regulations, Korean banks will be required to maintain a minimum ratio of Tier I common capital (which principally includes equity capital, capital surplus and retained earnings less reserve for credit losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% in 2013, which minimum ratios are to increase to 4.0% and 5.5%, respectively, in 2014 and 4.5% and 6.0%, respectively, in 2015. Such requirements would be in addition to the existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which will remain unchanged. The proposed regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase to 2.5% by 2019. However, in December 2012, the Financial Services Commission announced that the implementation of the proposed Basel III-related requirements in Korea will be delayed indefinitely pending the implementation of Basel III in the European Union, the United States and other countries. Accordingly, the timing and scope of implementation in Korea of the Basel III measures described above, as well as other Basel III measures such as introduction of a countercyclical buffer, leverage ratio and liquidity coverage ratio, remain uncertain. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

We may be required to obtain additional capital in the future in order to remain in compliance with more stringent capital adequacy and other regulatory requirements and, as the financial holding company for our subsidiaries, we may be required to raise additional capital to contribute to our subsidiaries. However, we or our subsidiaries may not be able to obtain additional capital on favorable terms, or at all. The ability of our company and our subsidiaries to obtain additional capital at any time may be constrained to the extent that banks or other financial institutions in Korea or from other countries are seeking to raise capital at the same time. Depending on whether we or our subsidiaries are obtaining any necessary additional capital, and the terms and amount of any additional capital obtained, holders of our common stock or American depositary shares, or ADSs, may experience a dilution of their interest, or we may experience a dilution of our interest in our subsidiaries.

We engage in limited activities relating to Iran and may become subject to sanctions under relevant laws and regulations of the United States and other jurisdictions as a result of such activities, which may adversely affect our business and reputation.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers and enforces certain laws and regulations (which we refer to as OFAC sanctions) that impose restrictions upon U.S. persons with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of OFAC sanctions, including Iran. Even though non-U.S. persons generally are not directly bound by OFAC sanctions, in recent years OFAC has asserted that such non-U.S. persons can be held liable on various legal theories if they cause violations by U.S. persons by engaging in transactions completed in part in the United States (such as, for example, wiring an international payment that clears through a bank branch in New York). The European Union, also enforces certain laws and regulations that impose restrictions upon nationals and entities of, and business conducted in, member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such laws and regulations, including Iran. The United Nations Security Council and other governmental entities also impose similar sanctions.

In addition to the OFAC sanctions described above, the United States maintains programs under, among others, the Iran Sanctions Act, the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, or CISADA, the National Defense Authorization Act for Fiscal Year 2012, or the NDAA, the Iran Threat

Reduction and Syria Human Rights Act of 2012, or ITRA, various Executive Orders, and the Iran Freedom and Counter-Proliferation Act of 2012, or IFCPA, (which we refer to collectively as the indirect U.S. sanctions), that provide authority for the imposition of U.S. sanctions on foreign parties that provide services (including banking services and financing) in support of certain Iranian activities in the energy, shipping and military sectors, among others. A range of sanctions may be imposed on companies that engage in sanctionable activities, including among other things the blocking of any property subject to U.S. jurisdiction in which the sanctioned company has an interest, which could include a prohibition on transactions or dealings involving securities of the sanctioned company pursuant to CISADA. The indirect U.S. sanctions also target foreign financial institutions that, among other things: (i) facilitate significant transactions with, or provide significant financial services to, U.S.-sanctioned Iranian persons designated in connection with terrorism or weapons of mass destruction, or linked to the Iranian Revolutionary Guard Corps; (ii) facilitate the activities of a person subject to United Nations sanctions against Iran (or any person acting on behalf of, or owned or controlled by, such a person); (iii) knowingly facilitate transactions connected to Iranian terrorism or weapons of mass destruction activities; or (iv) knowingly conduct or facilitate significant financial transactions for the purchase of petrochemical products from Iran. Financial institutions engaging in targeted activity could be sanctioned by termination or restriction of their ability to maintain correspondent accounts in the United States, or “correspondent account transactions.” The imposition of sanctions against foreign financial institutions pursuant to the indirect U.S. sanctions is not automatic, requiring further action by the U.S. administration.

The indirect U.S. sanctions were extended under the NDAA (as amended by the ITRA) to cover foreign financial institutions (whether or not owned or controlled by a foreign government) that conduct or facilitate significant transactions with the Bank Markazi Jomhouri Islami, also referred to as the Central Bank of Iran or CBI, and certain other Iranian financial institutions designated on OFAC’s list of specially designated nationals, or facilitate significant transactions for the purchase of Iranian petroleum and petroleum products. Additionally, under the ITRA and subsequent OFAC regulations, foreign financial institutions that conduct or facilitate significant financial transactions involving the National Iranian Oil Company or the National Iranian Tanker Company could be subject to the above-described U.S. correspondent account sanctions or CISADA sanctions. However, an important series of exceptions applies to transactions for the purchase of goods and services produced in or substantially transformed in Iran, including Iranian petroleum or petroleum products, and certain exports of goods and services of the importing country, in each case subject to a number of conditions. First, the country with primary jurisdiction over the financial institution involved in the transaction, or the “home country,” must have received a periodic determination from the U.S. President that it has significantly reduced its purchases of Iranian crude oil. Second, the exempt transactions are limited to bilateral trade between the home country and Iran, involving only the sale of goods and services produced in or substantially transformed in the home country and Iranian- origin goods and services. No payment may be provided to the Iranian parties or transferred outside the home country; instead, any funds attributable to purchases of Iranian origin goods and services (including petroleum products) must be deposited in restricted accounts at the home country financial institution. The funds in these accounts can be used only (a) for purchases by Iran of goods or services originating in the home country that are exported or sold directly to Iran, or for certain purchases of food and medical goods subject to a humanitarian exemption, or (b) for transfer to a restricted account at the same home country financial institution for later use for the same permitted purposes. Any payments from the restricted account must be made to an account in the home country of a person or entity exporting goods or services to Iran that is a citizen of, or organized under the laws of, the home country and is not owned or controlled by the government of Iran. The Iranian entities involved cannot withdraw funds directly from the restricted accounts or transfer them to accounts in a third country.

On June 12, 2012, the U.S. Department of State announced that Korea was one of several countries that has significantly reduced the volume of crude oil imports from Iran. On December 7, 2012, Korea was included again in the list of such countries, and Korean financial institutions will be eligible for the exception from the potential U.S. sanctions under the NDAA (subject to the conditions above) until June 5, 2013. Future renewals of the exception based on the significant reduction determination will depend on further reduction in Korean oil purchases from Iran and cannot be assured.

Under the IFCPA, further sanctions and restrictions on the significant reduction exception will apply. A foreign financial institution could be subject to the above-described U.S. correspondent account sanctions or CISADA sanctions if it knowingly conducts or facilitates, on or after July 1, 2013, any significant financial transaction for the sale, supply or transfer to or from Iran of goods or services used in connection with the energy, shipping and shipbuilding sectors of Iran, or on behalf of any Iranian person on OFAC’s list of specially designated nationals. The significant reduction exception will apply to purchases of petroleum or petroleum products from Iran and related exports of home country goods to Iran under the terms above, but an additional condition that the goods exported to Iran may not violate or be sanctionable under any U.S. law will apply. For example, the sale of goods destined for the energy sector would not be eligible for the significant reduction exception to U.S. indirect sanctions even if all other conditions are met. Additionally, under the IFCPA, transactions for the sale, supply or transfer to or from Iran of natural gas would be required to comply with conditions paralleling the significant reduction exemption in order to avoid the risk of U.S. sanctions. Iran has also been designated as a “jurisdiction of primary money laundering concern” under Section 311 of the USA PATRIOT Act, potentially subjecting banks dealing with Iranian financial institutions to increased regulatory scrutiny.

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

In 2012, we and our affiliates engaged in the following activities relating to Iran:

•

Woori Bank operates certain accounts for CBI, which were opened by CBI pursuant to a service agreement entered into by Woori Bank and CBI in September 2010 to facilitate trade between Korea and Iran. The accounts opened by CBI consist of Won-denominated accounts that are used for the settlement of exports of goods produced or substantially transformed in Korea to Iran by Korean exporters and Won, U.S. dollar, euro and Japanese Yen-denominated accounts (of which only the Won accounts are currently in use) that are used for the settlement of imports of oil and natural gas from Iran by Korean importers. By the terms of the service agreement (as amended) between Woori Bank and CBI, settlement of export and import transaction payments due from Iranian entities to Korean exporters or from Korean importers to Iranian entities through such accounts opened by CBI are effected by crediting or debiting the relevant amount to or from the applicable accounts while a corresponding payment of funds is made to or from an Iranian bank by CBI. Any funds deposited for the account of Iranian entities as a result of Korean imports of oil and gas may only be used by transferring them to the Won-denominated account and then making payment to accounts of Korean persons and entities opened at financial institutions in Korea in respect of Korean-origin exports to Iran. No transfers of funds may be made from these accounts to Iran, to Iranian accounts in any third country, or for any other use. Furthermore, the applicable laws and regulations and banking guidelines of Korea require that trade transactions between Korean and Iranian parties be subject to prior certification and clearance by relevant Korean governmental authorities (or organizations designated thereby) to ensure compliance with Korean economic sanctions and export controls against Iran, and the settlement of payments through the accounts opened by CBI at Woori Bank are not permitted without such prior certification and clearance. In 2012, total fee revenue from maintaining the CBI accounts amounted to approximately Won 55 million (which represented less than 0.001% of our total revenue). As there were no expenses direct applicable to such activities under our internal management accounts, we estimate that our net income before tax from maintaining the CBI accounts also amounted to approximately Won 55 million (which represented less than 0.01% of our total net income before tax). Woori Bank intends to continue maintaining the accounts opened by CBI within the current scope of services, to the extent such activity is permitted under, or otherwise exempted from, the indirect U.S. sanctions or other applicable sanctions.

•

Woori Bank also provides limited export-import financing services to Korean exporters and importers in connection with their trade transactions with Iran that are permitted under the relevant Korean sanctions and not subject to the indirect U.S. sanctions, primarily by discounting, advising on or issuing letters of credit, and to a lesser extent, issuing performance bonds on behalf of Korean contractors with respect to Iranian construction projects permitted under the relevant Korean sanctions and not subject to the indirect U.S. sanctions. All such transactions are settled through the accounts opened by CBI at Woori Bank as described above. In 2012, our total fee revenue from such export-import financing services amounted to approximately Won 21 billion (which represented approximately 0.12% of our total revenue), while our net income before tax from such activities (net of expenses directly applicable to such activities based on our internal management accounts) amounted to approximately Won 8 billion (which represented approximately 0.3% of our total net income before tax). Woori Bank intends to continue providing the export-import financing services with its current scope, to the extent such activity is permitted under, or otherwise exempted from, the indirect U.S. sanctions or other applicable sanctions.

•

Woori Bank also maintains a limited number of deposit accounts in Korea for a certain Iranian financial institution which is currently on the list of specially designated nationals maintained by OFAC (with an “IFSR” designation). Under Korean customer protection requirements, we are unable to provide specific information identifying this Iranian financial institution or the volume of their deposits, which constitute less than 0.05% of the Woori Bank’s total deposit base. These accounts were opened at Woori Bank before such Iranian financial institution was added to OFAC’s list of specially designated nationals, and under Korean law, these financial institutions are generally unable to repatriate the amounts in these accounts from Korea without specific authorization of the Korean authorities. As a Korean bank is generally prohibited under Korean law from unilaterally terminating a deposit account without the consent of the depositor, Woori Bank does not currently have plans to terminate these deposit accounts. In 2012, total fee revenue from maintaining such deposit accounts amounted to approximately ￦1 million (which represented less than 0.00001% of our total revenue). As there were no expenses direct applicable to such activities under our internal management accounts, we estimate that our net income before tax from maintaining the CBI accounts also amounted to approximately ￦1 million (which represented less than 0.0001% of our total net income before tax).

We believe that our activities relating to Iran are not sanctionable under the applicable U.S. sanctions law and OFAC regulation, and, assuming the President of the United States does renew the appropriate determinations that Korea has significantly reduced its purchases of Iranian crude oil, would not be sanctionable under applicable U.S. sanctions law and OFAC regulation. However, there can be no assurances that the President of the United States will make such a determination, and even if the determination is renewed there is no guarantee that our activities relating to Iran will not be found to violate OFAC sanctions or involve sanctionable activity under the indirect U.S. sanctions, or that any other government will not determine that our activities violate applicable sanctions of other countries. Moreover, sanctions against Iran are evolving rapidly, generally in the direction of becoming more restrictive, and future changes in law could also adversely affect us.

Our business and reputation could be adversely affected if the U.S. government were to determine that our activities relating to Iran violate OFAC sanctions or involve sanctionable activity under the indirect U.S. sanctions and we are unable to resolve the U.S. government’s concerns (for example, through closing the accounts opened by CBI at Woori Bank), or if any other government were to determine that our activities relating to Iran violate applicable sanctions of other countries. Any prohibition or conditions placed on our use of U.S. correspondent accounts could effectively eliminate our access to the U.S. financial system, including U.S. dollar clearing transactions, which would adversely affect our business, and any other sanctions imposed could also adversely affect our business. If the U.S. government were to challenge the compatibility of our activities relating to Iran with the OFAC sanctions or the indirect U.S. sanctions, while no assurances can be given that any such measures would be successful, we intend to take all necessary measures to the extent possible to ensure that prohibitions or conditions are not placed on our use of U.S. correspondent accounts, including closing the accounts opened by CBI at Woori Bank, if required.

Investors may also be adversely affected if we are sanctioned pursuant to the indirect U.S. sanctions or OFAC sanctions (or otherwise), resulting in their investment in our securities being restricted. If we are sanctioned under the indirect U.S. sanctions relating to transactions with Iran’s energy, shipping and military sectors, such sanctions could include, among other things, the blocking of any property in which we have an interest, which would effectively prohibit all U.S. persons from receiving any payments from us, including payments on our securities and from selling our securities.

Furthermore, some of our U.S. investors may be required to divest their investments in us under the laws of certain U.S. states or under internal investment policies relating to companies doing business with Iran or may decide for reputational reasons to divest such investments, and some U.S. institutional investors may forego the purchase of our securities. We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations, or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with countries identified as state sponsors of terrorism. There can be no assurance that the foregoing will not occur or that such occurrence will not have a material adverse effect on the value of our common stock and ADSs.

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

Through its policy guidelines and recommendations, the Korean government has promoted and, as a matter of policy, may continue to attempt to promote lending by the Korean financial industry to particular types of borrowers. For example, the Korean government has in the past announced policy guidelines requesting financial institutions to participate in remedial programs for troubled corporate borrowers, as well as policies aimed at promoting certain sectors of the economy, including measures such as making low interest funding available to financial institutions that lend to these sectors. The government has in this manner encouraged mortgage lending to low-income individuals and lending to small-and medium-sized enterprises. We expect that all loans or credits made pursuant to these government policies will be reviewed in accordance with our credit approval procedures. However, these or any future government policies may influence us to lend to certain sectors or in a manner in which we otherwise would not in the absence of that policy.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” Since the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3A. Selected Financial Data—Exchange Rates.” Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies in recent years, particularly in light of the financial difficulties affecting many governments worldwide, including Greece, Spain, Italy and Portugal. Future declines in the Korea Composite Stock Price Index, known as the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	difficulties in the financial sector in Europe and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the euro or the Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates, inflation rates or stock markets;

•

continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as the United States, Europe, Japan and China, or in emerging market economies in Asia or elsewhere;

•	further decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer or small-and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	increasing levels of household debt;

•	difficulties in the financial sector in Korea, including the savings bank sector;

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

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	natural disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	the occurrence of severe health epidemics in Korea or other parts of the world;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil producing countries in the Middle East and Northern Africa and any material disruption in the global supply of oil or increase in the price of oil;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

Escalations in tensions with North Korea could have an adverse effect on us and the market price of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-il’s third son, Kim Jong-eun, has assumed power as his father’s designated successor, the long-term outcome of such leadership transition remains uncertain.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

In March 2013, North Korea stated that it had entered into “a state of war” with Korea, declaring the 1953 armistice invalid, and set its artillery units at a heightened level of readiness for deployment, to protest against the joint military drills performed by Korea and United States and additional international sanctions imposed on North Korea for its missile and nuclear tests;

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests from October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed resolutions that condemned North Korea for the nuclear tests and expanded sanctions against North Korea, most recently in March 2013.

•

In December 2012, North Korea launched a satellite into orbit using a long-range rocket, despite concerns in the international community that such a launch would be in violation of the agreement with the United States as well as United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology.

•

In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. In November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, causing casualties and significant property damage. The Korean government condemned North Korea for the attacks and vowed stern retaliation should there be further provocation.

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

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

Labor unrest in Korea may adversely affect our operations.

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate was 3.7% in 2010, decreased to 3.4% in 2011 and further decreased to 3.2% in 2012. Future increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

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

In April 2012, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced its latest plan to privatize us through a sale of up to the entire 56.97% equity stake (and a minimum 30% equity stake) held by the Korean government through the KDIC through a competitive bidding process from April to July 2012. The April 2012 plan was similar to previous privatization plans, including those announced in May 2011. However, following a preliminary bidding process in which no bid was submitted, the Public Funds Oversight Committee announced the suspension of such sale process in August 2012. The implementation of the Korean government’s privatization plan may be further delayed or changed depending on market conditions and other factors. Furthermore, if such plan proceeds, our privatization may result in our merger with, or integration into, another financial institution. We do not know when, how or what percentage of our shares owned by the KDIC will be disposed of, or to whom such shares will be sold, or when, how and with whom we may be merged or integrated. As a result, we cannot predict the impact of any such transactions on us or our stock prices. Any future sales of our common stock or ADSs in the public market or otherwise by the KDIC, or any future merger or integration between us and another financial institution, or the possibility that such transactions may occur, could adversely affect the prevailing market prices of our common stock and ADSs.

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. The KOSPI was 1,926.31 on April 22, 2013. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Commercial Banking Operations.  The Korean government, through the Financial Services Commission, decided in December 2000 to write down the capital of each of Hanvit Bank (now Woori Bank), Kyongnam Bank, Kwangju Bank and Peace Bank of Korea (which was renamed Woori Credit Card and eventually merged with Woori Bank) to zero. It accomplished this by having the Financial Services Commission issue a capital reduction order with respect to these banks pursuant to its regulatory authority. The Korean government also decided to recapitalize these banks by injecting public funds through the KDIC. In December 2000, the KDIC made initial capital injections to Hanvit Bank (￦2,764 billion), Kyongnam Bank (￦259 billion), Kwangju Bank (￦170 billion) and Peace Bank of Korea (￦273 billion), in return for new shares of those banks. The KDIC also agreed to make additional capital contributions, not involving the issuance of new shares, in the future, which were made in September 2001 to Hanvit Bank (￦1,877 billion), Kyongnam Bank (￦94 billion), Kwangju Bank (￦273 billion) and Peace Bank of Korea (￦339 billion).

Merchant Banking Operations.  On November 3, 2000, the KDIC established Hanaro Merchant Bank (which was renamed Woori Investment Bank and eventually merged with Woori Bank) to restructure substantially all of the assets and liabilities of four failed merchant banks (Yeungnam Merchant Banking Corporation, Central Banking Corporation, Korea Merchant Banking Corporation and H&S Investment Bank) that were transferred to it.

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

Since 2000, our subsidiaries have periodically entered into new business normalization plans with the KDIC, with new restructuring measures and financial targets. In February and October 2010 and February 2011, the KDIC imposed institutional warnings on Woori Bank in connection with its failure to meet its financial targets with respect to operating income per employee as of September 30, 2009 and return on assets and non-performing loan ratio as of June 30 and September 30, 2010, respectively. In October 2010, KDIC imposed an institutional warning on Kyongnam Bank, as well as reprimands and warnings on 10 current and former executive officers of Kyongnam Bank, in connection with certain fraudulent transactions ostensibly undertaken on behalf of Kyongnam Bank by certain employees and their potential impact on Kyongnam Bank. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Kyongnam Bank.” In April 2011, the KDIC imposed another institutional warning on Woori Bank, as well as a warning on the former chief executive officer of Woori Bank, in connection with Woori Bank’s failure to meet its financial targets with respect to its return on assets and non-performing loan ratio as of December 31, 2010. Each of Woori Bank, Kyongnam Bank and Kwangju Bank entered into new successive one-year business normalization plans with new restructuring measures and financial targets with the KDIC in March 2011 and 2012. Each met all of its financial targets under the plan in 2011. In April 2013, the KDIC elected not to impose any penalties on Kwangju Bank or Kyongnam Bank regarding a failure to meet its financial target for expense-to-revenue ratio and for return on assets, respectively, in each case as of December 31, 2012, in light of the strength of their overall performance with respect to the other financial targets.

In April 2013, each of Woori Bank, Kyongnam Bank and Kwangju Bank entered into a new one-year business normalization plan with the KDIC. See “—Recent Developments with the KDIC.”

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

Pursuant to the terms of this memorandum of understanding, we have periodically entered into a new business normalization plan with the KDIC, with new restructuring measures and financial targets. In April 2011, the KDIC imposed an institutional warning on us in connection with our failure to meet our financial targets with respect to our non-performing loan ratio as of December 31, 2010. In March 2011 and 2012, we entered into successive new one-year business normalization plans with new restructuring measures and financial targets with the KDIC, under which we met all of our financial targets in 2011. In April 2013, the KDIC elected not to impose any penalties on us for our failure to meet our financial target for our expense-to-revenue ratios for 2012, in light of the strength of our overall performance with respect to the other financial targets. In April 2013, we entered into a new one-year business normalization plan with the KDIC. See “—Recent Developments with the KDIC.”

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

The specified financial targets for 2013 that are to be met by Woori Bank, Kyongnam Bank and Kwangju Bank are identical to those imposed by the KDIC on those subsidiaries.

Recent Developments with the KDIC.  In April 2013, we and Woori Bank, Kyongnam Bank and Kwangju Bank each entered into a new one-year business normalization plan with the KDIC that included new restructuring measures and financial targets. Such new plan also provides that the calculation of income amounts (including adjusted operating income) to be used in measuring compliance with financial targets for return on total assets, expense-to-revenue ratio, operating income per employee and holding company expense ratio as of or for the year ending December 31, 2013 will be subject to an adjustment to negate the effect of any decrease in the net interest margin of Woori Bank, Kwangju Bank and Kyongnam Bank. In addition, the plan primarily dealt with ways to increase labor and cost efficiency, strengthen our risk management system, improve our asset quality and improve our profitability through increased synergy among the group members. The other terms of the previously agreed memoranda of understanding remain unchanged.

Our one-year business normalization plan sets forth six financial targets for fiscal year 2013 that we are required to meet, with semi-annual targets being set internally by us in accordance with the year-end targets. Our targets for fiscal year 2013 are set forth in the following table:

	As of or for the six months ending June 30, 2013		As of or for the year ending December 31, 2013
Capital adequacy ratio(1)		10.0%		10.0%
Return on total assets(2)		0.05		0.47
Expense-to-revenue ratio(3)		66.7		48.1
Operating income per employee (Won millions)(4)	￦	200	￦	330
Non-performing loan ratio(5)		2.2%		1.2%
Holding company expense ratio(6)		0.90		0.60

(1)

For a description of how the capital adequacy ratio is calculated, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

(2)	Represents the ratio of net income to total assets.
(3)

Represents the ratio of general and administrative expenses to adjusted operating income. “Adjusted operating income” represents operating income (i) before subtracting impairment losses on credit loss and general and administrative expenses and (ii) after subtracting (a) gain (loss) on valuation and disposal of equity investment securities and (b) income from Won-denominated loans with respect to the amount of such loans that exceeds the amount of Won-denominated deposits.

(4)	Represents the ratio of adjusted operating income to total number of full-time employees.
(5)	Represents the ratio of total credits classified as substandard or below to total credits, in each case, net of allowances.
(6)	Represents the ratio of the holding company’s expenses to adjusted operating income of its subsidiaries.

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

•

In March 2011, we acquired certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank through our wholly-owned subsidiary, Woori FG Savings Bank Co., Ltd., which was established in connection with such transaction.

•

In October 2011, we acquired all of the outstanding common stock of Kwangju Bank and Kyongnam Bank that we did not previously own by exchanging shares of our own common stock for such shares, pursuant to which Kwangju Bank and Kyongnam Bank became wholly-owned subsidiaries.

•	In September 2012, we acquired certain assets and assumed certain liabilities of Solomon Mutual Savings Bank through our wholly-owned subsidiary, Woori FG Savings Bank Co., Ltd.

•

In October 2012, we established Woori Finance Research Institute as a consolidated subsidiary, which engages in economic and finance research, management consulting, and management and sales of intellectual property rights.

•

In March 2013, we announced a plan to acquire a controlling interest in Kumho Investment Bank by purchasing unsubscribed shares of that entity issuable in a proposed rights offering, subject to the condition that we are able to become the largest shareholder of Kumho Investment Bank with an equity ownership of at least 30% by purchasing such unsubscribed shares. Such rights offering is expected to commence following the completion of a 3.3 to 1 reduction of capital of Kumho Investment Bank, which is currently in progress.

•	In April 2013, we spun off the credit card business of Woori Bank into a newly established wholly-owned subsidiary, Woori Card.

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

Business

We are Korea’s first financial holding company, and our operations include one of the largest commercial banks in Korea, in terms of total assets (including loans). Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, capital markets activities, international banking, asset management and bancassurance. We provide a wide range of products and services to our customers, which mainly comprise individuals and small- and medium-sized enterprises, as well as some of Korea’s largest corporations. As of December 31, 2012, we had consolidated total assets of ￦326 trillion, consolidated total deposits of ￦203 trillion and consolidated total equity of ￦23 trillion.

We were established as a financial holding company in March 2001, to consolidate the Korean government’s interest in a number of distressed financial institutions in the wake of the financial crisis in Korea in the late 1990s. Since our establishment, we have succeeded in restructuring our operations by: securing a solid capital base for our banking subsidiaries; improving the quality of our exposure to and our relationships in the large corporate sector; refocusing our lending activities on individual and small-and medium-sized enterprise customers to take advantage of our network of approximately 1,308 branches nationwide; expanding our activities in the areas of credit cards, full service brokerage, asset management and bancassurance for our over 23 million retail customers; modernizing and strengthening our credit risk review and management capabilities; working to integrate and cross-sell our products and services; and striving to create a customer-and service-oriented culture that measures and rewards performance.

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

(2)	In April 2013, we spun off the credit card business of Woori Bank into a newly established wholly-owned subsidiary, Woori Card.

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

Strong and long standing relationships with corporate customers.  Historically the operations of Woori Bank, our largest subsidiary, concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 11 of the 30 largest Korean corporate borrowers. Further enhancing our corporate loan portfolio is our ability to lend to small-and medium-sized enterprise customers. As of December 31, 2012, we had approximately 228,000 small- and medium-sized enterprise borrowers.

Large and loyal retail customer base.  With respect to our consumer banking operations, we have one of the largest deposit bases of any Korean commercial bank, and over 23 million retail customers, representing about half of the Korean adult population. Of these customers, more than half are active customers, meaning that they have an account with us with a positive balance or have transacted business with us at least once during the last six months.

Extensive distribution and marketing network.  We serve our customers primarily through one of the largest banking networks in Korea, comprising approximately 1,308 branches and over 9,000 ATMs and cash dispensers. Through Woori Bank, we also operate 11 dedicated corporate banking centers and approximately 95 general managers for our large corporate customers and approximately 884 relationship managers stationed at 776 branches (as well as 634 additional non-stationed employees who serve as relationship managers as needed)

for our small-and medium-sized enterprise customers. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base.  As of December 31, 2012, our consolidated equity totaled ￦23 trillion, and the combined capital adequacy ratio of our banking subsidiaries was 14.5%. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

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

Further improve our asset quality and strengthen our risk management practices.  We were one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties. Since 2002, we have taken various measures, including entering into joint venture arrangements with several financial institutions, to facilitate the disposal of our substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans has decreased significantly over the past decade and was 1.7% as of December 31, 2012.

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

Corporate Banking

We provide commercial banking services to large corporate customers (including government-owned enterprises) and small-and medium-sized enterprises in Korea. Currently, our corporate banking operations consist mainly of lending to and taking deposits from our corporate customers. We also provide ancillary services on a fee basis, such as inter-account transfers, transfers of funds from branches and agencies of a company to its headquarters and transfers of funds from a company’s customer accounts to the company’s main account. We provide our corporate banking services predominantly through Woori Bank, although Kyongnam Bank and Kwangju Bank provide similar services to small-and medium-sized enterprises in their respective geographical regions.

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small-and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2010			2011			2012
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans(1) :
Small-and medium-sized enterprise(2)	￦	81,618	40.6%	￦	83,624	39.4%	￦	80,506	34.5%
Large corporate(3)		31,073	15.4		33,672	15.8		38,370	16.4
Others(4)		17,430	8.7		17,690	8.3		18,718	8.0

Total	￦	130,121	64.7%	￦	134,986	63.5%	￦	137,594	58.9%

Deposits:
Small-and medium-sized enterprise	￦	27,351	14.8%	￦	30,977	15.8%	￦	29,783	14.7%
Large corporate		61,598	33.2		61,561	31.4		66,269	32.7

Total	￦	88,949	48.0%	￦	92,538	47.2%	￦	96,052	47.4%

Number of borrowers:
Small-and medium-sized enterprise		257,143			225,791			228,084
Large corporate		2,603			2,739			2,811

(1)

Not including due from banks, other receivables and outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

(2)

Loans to “small-and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations (and including project finance loans to such enterprises). See “—Small and Medium-Sized Enterprise Banking.”

(3)

Loans to companies that are not “small-and medium-size enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations, and typically including companies that have assets of ￦10 billion or more and are therefore subject to external audit under the External Audit Act of Korea. See “—Large Corporate Banking.”

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

Small-and Medium-Sized Enterprise Banking

We use the term “small-and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations. Under the Small and Medium Industry Basic Act of Korea and related regulations, in order to qualify as a small-and medium-sized enterprise, (i) the number of regular employees of the enterprise must be less than 1,000, (ii) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (iii) the enterprise’s paid-in capital at the end of the immediately preceding fiscal year must be less than ￦100 billion, (iv) the enterprise’s average sales revenues for the most recent three fiscal years must be less than ￦150 billion, (v) the enterprise must meet the standards prescribed by the Presidential Decree applicable to the type of its main business and (vi) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. Furthermore, non-profit enterprises with a number of regular employees not exceeding 300 and the sales revenue of less than ￦30 billion that satisfy certain requirements prescribed in the Small and Medium Industry Basic Act may qualify as a small-and medium-sized enterprise. The small-and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2012, 32.9% of our small-and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 15.5% were extended to borrowers in the retail and wholesale industry and 6.2% were extended to borrowers in the construction industry.

We service our small-and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small-and medium-sized enterprise relationship managers, as well as through the branches and headquarters of Kyongnam Bank and Kwangju Bank. As of December 31, 2012, Woori Bank had stationed one or more relationship managers at 776 branches, of which 376 were located in the Seoul metropolitan area. The relationship managers specialize in servicing the banking needs of small-and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2012, Woori Bank had a total of 884 small-and medium-sized enterprise relationship managers stationed at its branches (as well as 634 non-stationed employees who serve as relationship managers as needed).

In addition to increasing our dedicated staffing and branches, our strategy for this banking segment is to identify promising industry sectors and to develop and market products and services targeted towards customers in these sectors. We have also developed in-house industry specialists who can help us identify leading small-and medium-sized enterprises in, and develop products and marketing strategies for, these targeted industries. In addition, we operate customer loyalty programs at Woori Bank for our most profitable small-and medium-sized enterprise customers and provide them with benefits and services such as preferential rates, free seminars and workshops and complementary invitations to cultural events.

Lending Activities.  We provide both working capital loans and facilities loans to our small-and medium-sized enterprise customers. As of December 31, 2012, working capital loans and facilities loans accounted for 62.0% and 30.9%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2012, we had approximately 228,000 small-and medium-sized enterprise borrowers.

As of December 31, 2012, secured loans and loans guaranteed by a third party accounted for 61.6% and 16.6%, respectively, of our small-and medium-sized enterprise loans. As of December 31, 2012, approximately

75.0% of the secured loans were secured by real estate and 4.2% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of ten years.

When evaluating the extension of working capital loans and facilities loans, we review the creditworthiness and capability to generate cash of the small-and medium-sized enterprise customer. Furthermore, we take corporate guarantees and credit guarantee letters from other financial institutions and use deposits that the borrower has with us or securities pledged to us as collateral.

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

Pricing.  We establish the pricing for our small-and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. At Woori Bank, lending rates are generally determined using our CREPIA system. Woori Bank uses its CREPIA system to manage its lending activities, and inputs data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the CREPIA system and updates such information periodically to reflect changes in such information. At Kyongnam Bank and Kwangju Bank, we began to determine lending rates using similar credit evaluation systems from January 2008. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2012, approximately 74.2% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

Large Corporate Banking

Our large corporate customers consist of companies that are not “small-and medium-size enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations, and typically include companies that have assets of ￦10 billion or more and are therefore subject to external audit under the External Audit Act of Korea. As a result of our history and development, particularly the history of Woori Bank, we remain the main creditor bank to many of Korea’s largest corporate borrowers.

In terms of our outstanding loan balance, as of December 31, 2012, 39.7% of our large corporate loans were extended to borrowers in the manufacturing industry, 21.5% were extended to borrowers in the finance and insurance industry and 7.6% were extended to borrowers in the retail and wholesale industry.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate banking centers and general managers. Woori Bank operates 11 dedicated corporate banking centers, 10 of which are located in the Seoul metropolitan area. Each center is staffed with several general managers and headed by a senior general manager. Depending on the center, each such manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2012, Woori Bank had a total of 95 general managers who focus on marketing to and managing the accounts of large corporate customers.

Our strategy for the large corporate banking segment is to develop new products and cross-sell our existing products and services to our core base of large corporate customers. In particular, we continue to focus on marketing fee-based products and services such as foreign exchange and trade finance services, derivatives and other risk hedging products, investment banking services and advisory services. We have also been reviewing the credit and risk profiles of our existing customers as well as those of our competitors, with a view to identifying a target group of high-quality customers on whom we can concentrate our marketing efforts. In addition, we are seeking to continue to increase the chaebol-, region-and industry-based specialization of the managers at our dedicated corporate banking centers, including through the operation of a knowledge management database that allows greater sharing of marketing techniques and skills.

Lending Activities.  We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2012, working capital loans and facilities loans accounted for 42.2% and 15.2%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2012, secured loans and loans guaranteed by a third party accounted for 18.2% and 7.3%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for credit losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2012, approximately 70.4% of the secured loans were secured by real estate and approximately 3. 5% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

We evaluate creditworthiness and collateral for our loans to large corporate customers in essentially the same way as we do for loans to small-and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing.  We determine the pricing of our loans to large corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2012, a majority of these loans had interest rates that varied with reference to current market interest rates.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2010			2011			2012
	Amount(1)		% of Total Loans(2)	Amount(1)		% of Total Loans(2)	Amount(1)		% of Total Loans(2)
	(in billions of Won, except percentage)
General purpose household loans	￦	33,737	16.8%	￦	32,836	15.5%	￦	31,952	14.5%
Mortgage loans		6,375	3.2		12,138	5.7		16,409	7.4
Home equity loans		26,645	13.2		27,940	13.1		30,424	13.8

Total	￦	66,757	33.2%	￦	72,914	34.3%	￦	78,785	35.7%

(1)	Not including outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Total loans do not include due from banks and other receivables and are before the deduction of allowance for credit losses and present value discount and the reflection of deferred origination costs.

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

For secured loans, including mortgage and home equity loans, we generally lend up to 60% of the collateral value (except in areas of high speculation designated by the government where we generally limit our lending to 40% to 60% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate for such secured consumer loans (which principally consists of residential properties), we generally use the fair value of the collateral as appraised by Korea Investors Service which is collated in our CREPIA system and similar systems used by Kyongnam Bank and Kwangju Bank to manage lending activities and gather related information. We generally revalue collateral on a periodic basis. As of December 31, 2012, the revaluation period was every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2012, approximately ￦20,518 billion, or 64.2% of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years, and the amount of such loans has been steadily declining. As of December 31, 2012, this amount was approximately ￦3 billion.

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

Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. At Woori Bank, lending rates are generally determined by our CREPIA system, and we began to determine lending rates at Kyongnam Bank and Kwangju Bank using similar credit evaluation systems from January 2008. The applicable interest rate is determined at the time of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2012, approximately 68.5% of our general purpose household loans had floating interest rates.

Mortgage and Home Equity Lending

We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of our mortgage and home equity loans is typically 35 years for Woori Bank and Kwangju Bank and 30 years for Kyongnam Bank. Most of our mortgage and home equity loans have an interest-only payment period of ten years or less. With respect to these loans, we determine the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using Woori Bank’s CREPIA system and similar systems used by Kyongnam Bank and Kwangju Bank. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” The eligibility of a borrower that is participating in a housing lottery will depend on proof that it has paid a deposit or can obtain a guarantee from a Korean government-related housing fund. We receive fee income related to the origination of loans, including fees relating to loan processing and collateral evaluation.

As of December 31, 2012, approximately 84.7% of our mortgage and home equity loans were secured by residential or other property, 9.1% of our mortgage and home equity loans were guaranteed by Korean government-related housing funds and 4.8% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2012, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of ￦2,267 billion. For the year ended December 31, 2012, the average initial loan-to-value ratio of our mortgage loans and home equity loans was approximately 55.6% and 48.8%, respectively, compared to 54.4% and 50.3% for the year ended December 31, 2011. The average loan-to-value ratio of our mortgage loans and home equity loans as of December 31, 2012 was approximately 50.7% and 49.3%, respectively, compared to 49.1% and 48.2% as of December 31, 2011.

Pricing.  The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2012, approximately 70.9% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

Our private banking operations within Woori Bank, Kyongnam Bank and Kwangju Bank aim to service our high net worth and mass affluent retail customers who individually maintain a deposit balance of at least ￦50 million with us. As of December 31, 2012, we had over 154,000 customers who qualified for private banking services, representing 0.7% of our total retail customer base. Of our total retail customer deposits of ￦69,428 billion as of December 31, 2012, high net worth and mass affluent customers accounted for 51.7%.

Through our private bankers, we provide financial and real estate advisory services to our high net worth and mass affluent customers. We also market differentiated investment and banking products and services to these segments, including beneficiary certificates, overseas mutual fund products, specialized bank accounts and credit cards. In addition, we have developed a customer loyalty program for our private banking customers that provides preferential rate and fee benefits and awards. We have also segmented our private banking operations by introducing exclusive private client services for high net worth customers who individually maintain a deposit balance of at least ￦100 million in the case of Woori Bank and ￦50 million in the case of Kyongnam Bank and Kwangju Bank. We believe that our private banking operations will allow us to increase our revenues from our existing high net worth and mass affluent customers, as well as attract new customers in these segments.

Woori Bank has 343 branches that offer private banking services. These branches are staffed by 350 private bankers and almost all of the branches are located in metropolitan areas, including Seoul. Kyongnam Bank and Kwangju Bank operate one and two dedicated private banking centers, respectively. Both banks also offer private banking services through a select number of branches. As of December 31, 2012, 68 private bankers were dispersed over 67 Kyongnam Bank branches and 14 private bankers were dispersed over 14 Kwangju Bank branches that provided private banking services.

We operate four “financial products department stores” in Seoul, which function as regular branches and through which we offer and market a variety of financial products and services, including credit cards, foreign currency products, bonds, stocks and insurance policies. These “department stores” employ specialists in the areas of tax, real estate and asset management, and are dedicated to offering comprehensive wealth management consulting services for high net worth customers. In addition, Woori Bank operates an advisory center in Seoul for its private banking clients, which employs 14 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

As of December 31, 2012, we were one of the largest deposit holders on a combined basis (not adjusted for overlap) among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was ￦60,948 billion, ￦66,285 billion and ￦69,428 billion as of December 31, 2010, 2011 and 2012, respectively, which constituted 32.9%, 33.8% and 34.2%, respectively, of the balance of our total deposits.

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

•

installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which interest accrues at a fixed rate. Early withdrawals require penalty payment. The term for installment deposits range from six months to six years; and

•

certificates of deposit, the maturities of which range from 30 days to six years, with a required minimum deposit of ￦10 million. Interest rates on certificates of deposit vary with the length of deposit and prevailing market rates. Certificates of deposit may be sold at face value or at a discount with the face amount payable at maturity.

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2012:

Demand Deposits	Time Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit
25.45%	62.55%	11.04%	0.04%	0.92%

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

We also offer deposits in foreign currencies and various specialized deposits products, including:

•

Apartment application time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Act. This law sets forth various measures supporting the purchase of houses and the supply of such houses by construction companies. These products accrue interest at a fixed rate for one year, and at an adjustable rate after one year. Deposit amounts per account range from ￦2 million to ￦15 million depending on the size and location of the dwelling unit. These deposit products target high and middle income households.

•

Apartment application installment savings deposits, which are monthly installment savings programs providing the holder with a preferential right to subscribe for new private apartment units under the Housing Act. These deposits require monthly installments of ￦50,000 to ￦500,000, have maturities of between three and five years and accrue interest at fixed or variable rates depending on the term.

•

Apartment application savings account deposits, which are monthly installment savings programs providing the holder with a preferential right to subscribe for new national housing units constructed under the Housing Act or mid-sized, privately constructed national housing units. These deposits are available only to heads of household who do not own a home. These deposits require monthly installments of ￦20,000 to ￦100,000, terminate when the holder is selected as a subscriber for a housing unit and accrue interest at fixed rates.

•

Apartment application comprehensive deposits, which are monthly installment comprehensive savings programs providing the holder with a preferential right to subscribe for new national housing units constructed under the Housing Act or privately constructed housing units. These deposits require monthly installments of ￦20,000 to ￦500,000, terminate when the holder is selected as a subscriber for a housing unit and accrue interest at fixed rates depending on the term. These deposit products target all segments of the population.

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

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.02% of our average deposits and a quarterly special contribution of 0.025% of our average deposits, in each case for the relevant quarter. For the year ended December 31, 2012, our banking subsidiaries paid an aggregate of ￦260 billion of such premiums and contributions.

Branch Network and Other Distribution Channels

Our commercial banking subsidiaries had a total of 1,308 branches in Korea as of December 31, 2012, which on a combined basis was one of the most extensive networks of branches among Korean commercial banks. Recently, demand in Korea for mutual funds and other asset management products as well as bancassurance products has been rising. These products require an extensive sales force and customer interaction to sell, further emphasizing the need for a large branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct a significant portion of their financial transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of our branch network in Korea as of December 31, 2012:

	Woori Bank		Kyongnam Bank		Kwangju Bank		Total
	Number	% of Total	Number	% of Total	Number	% of Total	Number	% of Total
Area
Seoul	467	47.0%	3	1.8%	8	5.2%	478	36.5%
Six largest cities (other than Seoul)	173	17.4	52	32.1	95	62.1	320	24.5
Other	353	35.6	107	66.0	50	32.7	510	39.0

Total	993	100.0%	162	100.0%	153	100.0%	1,308	100.0%

Our Woori Bank branches are concentrated in the Seoul metropolitan area, while our Kyongnam Bank and Kwangju Bank branches are located mostly in the southeastern and southwestern regions of Korea, respectively, providing extensive overall nationwide coverage.

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. The following table presents the number of ATMs and cash dispensers we had as of December 31, 2012:

	ATMs	Cash Dispensers
Woori Bank	6,899	157
Kyongnam Bank	716	397
Kwangju Bank	599	255

Total	8,214	809

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

Woori Bank

	For the year ended December 31,
	2010		2011		2012
ATMs(1):
Number of transactions (millions)		429		433		389
Fee income (billions of Won)	￦	46	￦	55	￦	44
Telephone banking:
Number of users		6,103,894		6,265,585		6,389,640
Number of transactions (millions)		166		154		132
Fee income (billions of Won)	￦	4	￦	4	￦	3
Internet banking:
Number of users		9,408,592		10,284,922		11,369,531
Number of transactions (millions)		3,945		4,550		5,293
Fee income (billions of Won)	￦	107	￦	117	￦	117

Kyongnam Bank

	For the year ended December 31,
	2010		2011		2012
ATMs(1):
Number of transactions (millions)		70		69		69
Fee income (billions of Won)	￦	8	￦	8	￦	6
Telephone banking:
Number of users		911,379		937,077		959,259
Number of transactions (millions)		27		27		26
Fee income (billions of Won)	￦	1	￦	1	￦	1
Internet banking:
Number of users		806,635		936,224		1,145,066
Number of transactions (millions)		137		144		152
Fee income (billions of Won)	￦	1	￦	1	￦	1

Kwangju Bank

	For the year ended December 31,
	2010		2011		2012
ATMs(1):
Number of transactions (millions)		91		89		86
Fee income (billions of Won)	￦	6	￦	6	￦	4
Telephone banking:
Number of users		683,170		715,431		743,985
Number of transactions (millions)		26		30		44
Fee income (billions of Won)	￦	1	￦	1	￦	1
Internet banking:
Number of users		714,426		770,232		831,991
Number of transactions (millions)		142		145		140
Fee income (billions of Won)	￦	1	￦	1	￦	1

(1)	Includes cash dispensers.

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

Our Internet banking services include balance and transaction inquiries, money transfers, loan applications, bill payment and foreign exchange transactions. We seek to maintain and increase our Internet banking customer base by focusing largely on our younger customers and those that are able to access the Internet easily (such as office workers) as well as by developing additional Internet-based financial services and products. We also develop new products to target different types of customers with respect to our Internet banking services, and have developed a service that enables private banking customers to access their accounts on a website that provides specialized investment advice. We also offer online escrow services.

In addition, we provide mobile banking services to our customers, which is available to all our Internet-registered users. These services allow our customers to complete selected banking transactions through major Korean telecommunications networks using their cellular phones or other mobile devices. In April 2010, our banking subsidiaries launched new “smart banking” services which enable users of so-called “smart phones” to access a broad range of banking and credit card services through their mobile phones. The electronic bill presentation and payment system offered by Woori Bank and Kyongnam Bank provides their respective customers with the ability to pay taxes, maintenance fees and other public fees electronically.

We also offer our “Win-CMS” service to corporate customers of Woori Bank, which provides an integrated electronic cash management system and in-house banking platform for such customers.

Credit Cards

We offer credit card products and services mainly to consumers and corporate customers in Korea. In March 2004, we merged our credit card subsidiary, Woori Credit Card, with Woori Bank. As of December 31, 2012, Woori Bank’s market share based on transaction volume was approximately 7.3%, which ranked Woori Bank as the sixth largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card. In April 2013, as a part of our strategy to enhance our credit card operations and increase its synergies with our other businesses, we effected a horizontal spin-off of the credit card business of Woori Bank. As a result, the former credit card business of Woori Bank is operated by a newly established wholly-owned subsidiary of ours, Woori Card.

Our credit card operations benefit from our ownership of a 9.6% equity stake in BC Card. BC Card is co-owned by KT Capital, which is a financial subsidiary of KT Corporation, one of Korea’s largest telecommunications companies, as well as a private equity fund and other Korean financial institutions, and operates the largest merchant payment network in Korea as measured by transaction volume. This ownership stake allows us to outsource production and delivery of new credit cards, the preparation of monthly statements, management of merchants and other ancillary services to BC Card for our credit card operations. In October 2011, we sold a 20% equity stake which we previously owned in BC Card to KT Capital for a price of ￦137 billion.

Products and Services

We currently have the following principal brands of credit cards outstanding:

•	a “Woori” brand previously offered by Woori Bank and currently offered by Woori Card;

•	a “BC Card” brand offered by Kyongnam Bank;

•	a “BC Card” brand previously offered by Woori Bank; and

•	a “Visa” brand offered by Kwangju Bank.

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

The following tables set forth certain data relating to our credit card operations as of the dates or for the period indicated:

	As of or for the year ended December 31,
	2010						2011						2012
	Woori Card (1)		Kyongnam Bank BC Card		Kwangju Bank Visa Card		Woori Card(1)		Kyongnam Bank BC Card		Kwangju Bank Visa Card		Woori Card(1)		Kyongnam Bank BC Card		Kwangju Bank Visa Card
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		10,707		986		803		11,374		1,047		845		10,977		1,132		863
Corporate accounts		342		54		74		393		64		87		411		75		93

Total		11,049		1,040		877		11,768		1,111		932		11,388		1,208		956

Active ratio(2)		57.00%		46.96%		55.87%		56.97%		46.35%		54.25%		49.53%		46.47%		55.96%
Credit card interest and fees
Installment and cash advance interest	￦	276	￦	16	￦	3	￦	261	￦	11	￦	3	￦	218	￦	11	￦	3
Annual membership fees		10		1		—		11		1		—		11		1		—
Merchant fees		618		42		44		630		41		45		643		44		45
Other fees		117		5		2		129		5		2		168		2		2

Total	￦	1,021	￦	64	￦	49	￦	1,031	￦	58	￦	50	￦	1,030	￦	58	￦	50

Charge volumes
General purchase	￦	25,697	￦	1,785	￦	1,619	￦	29,429	￦	2,009	￦	1,909	￦	33,599	￦	2,288	￦	2,048
Installment purchase		4,892		435		227		4,786		354		243		4,784		409		254
Cash advance		6,084		212		142		5,936		198		124		4,732		189		107
Card loan		568		7		—		696		12		3		593		15		3

Total	￦	37,241	￦	2,439		1,988	￦	40,847	￦	2,573	￦	2,279	￦	43,708	￦	2.901	￦	2,412

Outstanding balances (at year end)
General purchase	￦	1,827	￦	138	￦	107	￦	2,019	￦	117	￦	119	￦	2,112	￦	117	￦	106
Installment purchase		969		86		36		1,014		72		45		988		82		40
Cash advance		790		28		13		776		27		12		564		24		10
Card loan		358		5		—		383		6		2		449		9		1

Total	￦	3,944	￦	257	￦	156	￦	4,192	￦	222	￦	178	￦	4,113	￦	232	￦	157

Average outstanding balances
General purchase	￦	1,906	￦	153	￦	112	￦	2,091	￦	145	￦	129	￦	2,178	￦	129	￦	129
Installment purchase		1,114		114		48		1,062		76		48		1,078		86		54
Cash advance		827		29		15		805		27		13		653		26		11
Card loan		285		5		—		385		5		1		399		7		1

Total	￦	4,132	￦	301	￦	175	￦	4,343	￦	253	￦	191	￦	4,308	￦	248	￦	195

Delinquency ratios(3)
Less than 1 month		2.46		0.43		0.75		3.34		0.60		0.75		3.19		0.76		0.99
From 1 month to 3 months		1.20		0.67		0.61		1.10		0.69		0.57		0.92		0.75		0.73
From 3 months to 6 months		1.14		0.59		0.29		1.05		0.79		0.28		1.03		0.74		0.35
Over 6 months		0.12		0.41		0.24		0.03		0.42		0.13		0.02		0.45		0.16

Total		4.92%		2.10%		1.89%		5.51%		2.50%		1.72%		5.16%		2.70%		2.23%

Non-performing loan ratio(4)		1.16%		1.26%		0.95%		1.41%		2.37%		0.65%		1.48%		1.48%		0.82%
Charge-offs (gross)	￦	131	￦	5	￦	4	￦	133	￦	5	￦	3	￦	176	￦	6	￦	4
Recoveries		61		3		1		31		1		0		31		2		1

Net charge-offs	￦	70	￦	2	￦	3	￦	102	￦	4	￦	3	￦	145	￦	4	￦	3

Gross charge-off ratio(5)		3.17%		1.66%		2.29%		3.07%		2.08%		1.69%		4.08%		2.29%		2.02%
Net charge-off ratio(6)		1.69%		0.66%		1.71%		2.35%		1.58%		1.57%		3.35%		1.65%		1.63%

(1)	Consists of credit cards issued previously by Woori Credit Card and Woori Bank (which are currently issued by Woori Card) and BC Cards and Visa Cards issued through the BC Card consortium.

(2)	Represents the ratio of accounts used at least once within the last 12 months to total accounts as of the end of the relevant year.
(3)

Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 3.4% of our credit card receivables as of December 31, 2012.

(4)

Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2010, 2011 and 2012:

	As of December 31,
	2010		2011		2012
	(in billions of Won)
Restructured loans	￦	34	￦	43	￦	74

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of ￦1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2012, the total amount of our restructured loans was ￦74 billion (which also included revolving loans and installment loans). Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

Payments on amounts outstanding on our credit cards must be made (at the cardholder’s election at the time of purchase) either in full on each monthly payment date, in the case of lump-sum purchases, or in equal monthly installments over a fixed term from two months to 36 months, in the case of installment purchases. Cardholders may prepay installment purchases at any time without penalty. Payment for cash advances must be made on a lump sum basis. Payments for card loans must be made on an equal principal installment basis over a fixed term from three months up to a maximum of 36 months, up to a maximum loan amount of ￦20 million.

No interest is charged on lump-sum purchases that are paid in full by the monthly payment date. For installment purchases, we charge a fixed rate of interest on the outstanding balance of the transaction amount, based on the installment period selected at the time of purchase. For a new cardholder, we currently apply an interest rate between approximately 9.9 and 19.5% per annum as determined by the cardholder’s application system score. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval—Credit Card Approval Process” and “—Credit Review and Monitoring—Credit Card Review and Monitoring.”

For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 6.0% to 28.8% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a minimum commission of ￦600 and a maximum of ￦1,300 per withdrawal.

We also generally charge a basic annual membership fee of ￦1,000 to ￦15,000 for regular and gold cards and ￦10,000 to ￦1,000,000 for platinum cards. The determination of the annual fee is based on various factors including the type of card, and whether affiliation options are selected by the cardholder. For certain cards, such as the Dadungyi Happiness Card and Woori Children Love Card, we will waive membership fees if customers charge above a certain amount.

Commencing in July 2006, we outsourced the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2012, we charged merchants an average of 2.05% of their respective total transaction amounts, in the case of Woori Bank, and 1.94% and 1.80%, respectively, in the case of Kyongnam Bank and Kwangju Bank. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services, investment banking and securities brokerage.

We currently own a 37.9% voting interest in Woori Investment & Securities, which is a consolidated subsidiary under IFRS and conducts a significant portion of our capital markets activities. As of December 31, 2012, Woori Investment & Securities had consolidated total assets of ￦24,822 billion, consolidated total liabilities of ￦21,368 billion and consolidated total owners’ equity of ￦3,444 billion. For the year ended December 31, 2012, Woori Investment & Securities generated consolidated revenues of ￦3,499 billion and consolidated net income of ￦123 billion.

Securities Investment and Trading

Through Woori Bank and Woori Investment & Securities and, to a lesser extent, Kyongnam Bank and Kwangju Bank, we invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2012, our investment portfolio, which consists of held-to-maturity financial assets and available-for-sale financial assets, and our trading portfolio, which consists of financial assets held for trading and financial assets designated at fair value through profit or loss, had a combined total book value of ￦59,119 billion and represented 18.2% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2012, we held debt securities with a total book value of ￦47,535 billion, of which:

•	held-to-maturity debt securities accounted for ￦18,685 billion, or 39.3%;

•	available-for-sale debt securities accounted for ￦13,648 billion, or 28.7%;

•	debt securities held for trading accounted for ￦14,812 billion, or 31.2%; and

•	debt securities designated at fair value through profit or loss accounted for ￦390 billion, or 0.8%

Of these amounts, as of December 31, 2012, debt securities issued by the Korean government and government agencies amounted to ￦7,665 billion, or 41.0% of our held-to-maturity debt securities, ￦2,681 billion, or 19.6% of our available-for-sale debt securities, and ￦2,267 billion, or 15.3% of our trading debt securities.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2012:

•	equity securities in our available-for-sale portfolio had a book value of ￦2,185 billion, or 11.6% of our available-for-sale securities portfolio;

•	equity securities held for trading accounted for ￦694 billion, or 3.4% of our held-for-trading securities portfolio; and

•	equity securities designated at fair value through profit or loss accounted for ￦12 billion, or 1.1% of our financial assets designated at fair value through profit or loss portfolio.

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

The following tables show, as of the dates indicated, the gross unrealized gains and losses within our investment portfolio and the amortized cost and fair value of the portfolio by type of investment financial asset:

	As of December 31, 2010
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	2,684	￦	37	￦	(1)	￦	2,720
Financial institutions		5,877		21		(1)		5,897
Corporate		2,671		20		(1)		2,690
Asset-backed securities		737		12		—		749
Foreign currency bonds		275		10		(1)		284

Subtotal		12,244		100		(4)		12,340
Equity securities		2,014		1,311		(89)		3,236
Beneficiary certificates(1)		5,073		137		(14)		5,196
Others		1,223		5		(2)		1,226

Total available-for-sale financial assets	￦	20,554	￦	1,553	￦	(109)	￦	21,998

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	6,348	￦	135	￦	(6)	￦	6,477
Financial institutions		7,832		57		—		7,889
Corporate		5,491		79		(3)		5,567
Foreign currency bonds		143		—		—		143
Securities loaned		71		1		—		72

Total held-to-maturity financial assets	￦	19,885	￦	272	￦	(9)	￦	20,148

	As of December 31, 2011
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	2,754	￦	34	￦	(1)	￦	2,787
Financial institutions		5,199		12		(1)		5,210
Corporate		4,151		33		(1)		4,183
Asset-backed securities		610		—		(11)		599
Foreign currency bonds		133		—		—		133

Subtotal		12,847		79		(14)		12,912
Equity securities		1,860		917		(25)		2,752
Beneficiary certificates(1)		3,720		74		(5)		3,789
Others		219		—		—		219

Total available-for-sale financial assets	￦	18,646	￦	1,070	￦	(44)	￦	19,672

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	7,235	￦	198	￦	(1)	￦	7,432
Financial institutions		5,859		22		(1)		5,880
Corporate		6,828		74		(4)		6,898
Foreign currency bonds		103		—		—		103
Securities loaned		11		—		—		11

Total held-to-maturity financial assets	￦	20,036	￦	294	￦	(6)	￦	20,324

	As of December 31, 2012
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	2,659	￦	25	￦	(3)	￦	2,681
Financial institutions		6,032		19		(1)		6,050
Corporate		4,289		48		(16)		4,321
Asset-backed securities		401		2		(20)		383
Foreign currency bonds		213		—		—		213

Subtotal		13,594		94		(40)		13,648
Equity securities		1,692		525		(32)		2,185
Beneficiary certificates(1)		2,842		15		(22)		2,835
Others		203		—		(1)		202

Total available-for-sale financial assets	￦	18,331	￦	634	￦	(95)	￦	18,870

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	7,665	￦	176	￦	(6)	￦	7,835
Financial institutions		3,621		25		—		3,646
Corporate		7,352		136		(3)		7,485
Foreign currency bonds		36		—		—		36
Securities loaned		11		—		—		11

Total held-to-maturity financial assets	￦	18,685	￦	337	￦	(9)	￦	19,013

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

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers, primarily through Woori Bank. Our trading volume was ￦287,825 billion in 2010, ￦265,381 billion in 2011 and ￦226,970 billion in 2012, respectively. Our aggregate net trading revenue (loss) from derivatives for the years ended December 31, 2010, 2011 and 2012 was ￦82 billion, ￦(160) billion and ￦195 billion in 2012, respectively.

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

The following shows the estimated fair value of derivatives we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2010				2011				2012
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Currency derivatives	￦	2,571	￦	1,845	￦	2,206	￦	1,690	￦	1,565	￦	1,401
Interest rate derivatives		1,350		1,518		1,553		1,671		1,820		1,894
Equity derivatives		195		247		96		517		309		410
Credit derivatives(1)		16		4		18		22		28		17
Commodity derivatives		30		36		28		26		18		15

Total	￦	4,162	￦	3,650	￦	3,901	￦	3,926	￦	3,740	￦	3,737

(1)

In connection with our credit derivatives outstanding, we accept credit exposure with respect to foreign currency-denominated corporate debt instruments held by counterparties by guaranteeing payments under such instruments, subject to our overall credit limits with respect to the applicable issuers.

In August 2006, Woori Bank entered into an agreement with Macquarie Bank, an Australian investment bank, pursuant to which Macquarie Bank provides operational support and cooperation to Woori Bank in the area of commodity derivatives trading, in connection with Woori Bank’s plans to develop its commodities derivatives business. Following a one-year extension, the agreement was terminated in August 2012 in accordance with its terms.

For a discussion of our risk management policies with respect to our derivatives trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank and Woori Investment & Securities, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2012, we were involved in asset securitization transactions with an initial aggregate issue amount of ￦8,204 billion and generated total fee income of approximately ￦52 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

We engage in investment banking activities in Korea through Woori Bank and Woori Investment & Securities. Through Woori Investment & Securities, we underwrite equity and debt securities offerings in the Korean capital markets, either as lead manager or a member of an underwriting syndicate and provide mergers and acquisitions and financial advisory services. In 2012, Woori Investment & Securities generated investment banking revenue of approximately ￦40 billion, consisting primarily of underwriting fee income from securities offerings. In addition, through Woori Bank, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions advisory services. In 2012, Woori Bank generated investment banking revenue of approximately ￦92 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services. Through Woori Investment Asia Pte., a wholly-owned subsidiary of Woori Investment & Securities, we also engage in investment banking activities in Southeast Asia.

We believe that significant opportunities exist for us to leverage our existing base of large corporate and small- and medium-sized banking customers to cross-sell investment banking services. We intend to expand our investment banking operations to take advantage of these opportunities, with a view to increasing our fee income and further diversifying our revenue base.

Securities Brokerage

We provide securities brokerage services through Woori Investment & Securities. Our activities include brokerage services relating to stocks, futures, options and debt instruments (such as commercial paper). As of December 31, 2012, Woori Investment & Securities had 115 branches. We also provide securities brokerage services through the Internet and through our home trading system software platforms. In 2012, Woori Investment & Securities generated fee income of approximately ￦300 billion through its securities brokerage activities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2010		2011		2012
	(in millions of US$)
Total foreign currency assets	US$	19,618	US$	23,220	US$	32,083
Foreign currency borrowings
Call money		1,085		1,058		306
Long-term borrowings		6,995		7,657		5,174
Short-term borrowings		6,247		7,438		8,981

Total foreign currency borrowings	US$	14,327	US$	16,153	US$	14,461

The table below sets forth the overseas subsidiaries and branches of Woori Bank in operation as of December 31, 2012.

Business Unit(1)	Location
Subsidiaries:
Woori America Bank	United States
P.T. Bank Woori Indonesia	Indonesia
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank (China) Limited	China
Zao Woori Bank	Russia
Woori Bank Brasil	Brazil
Branches, Agencies and Representative Offices:
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Shanghai Branch	China
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Hanoi Branch	Vietnam
Ho Chi Minh City Branch	Vietnam
Gaeseong Industrial Complex Branch	North Korea
New York Agency	United States
Los Angeles Branch	United States
Chennai Branch	India
New Delhi Representative Office	India
Kuala Lumpur Representative Office	Malaysia
Dubai Representative Office	United Arab Emirates
Yangon Representative Office	Myanmar

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

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

Woori America Bank currently operates 17 branches in New York, New Jersey, Maryland, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$1,007 million as of December 31, 2012 and net profit of US$3 million in 2012.

In November 2007, Woori Bank established a local subsidiary in China, Woori Bank (China) Limited, which currently has branches (including one sub-branch) in Beijing, Shanghai, Shenzhen, Suzhou, Tianjin, Dalian and Chengdu. Woori Bank also established a local subsidiary in Russia, Zao Woori Bank, in January 2008 and it currently has one branch in St. Petersburg. In addition, we have in recent years entered into various memoranda of understanding and strategic alliances with local banks in overseas markets, including China and Spain, in order to pursue business cooperation activities in such markets such as joint marketing efforts and information exchange.

In June 2012, P.T. Bank Woori Indonesia, our indirect consolidated subsidiary, entered into a securities purchase agreement to acquire a 33% equity interest in P.T. Bank Himpunan Saudara 1906 of Indonesia. P.T. Bank Himpunan Saudara 1906 is an Indonesian commercial bank with a network of approximately 104 branches, sub-branches and cash offices throughout Indonesia as of December 31, 2012. As of December 31, 2012, P.T. Bank Himpunan Saudara 1906 had total assets of approximately Indonesian Rupees 7,621 billion and shareholders’ equity of Indonesian Rupees 537 billion. The completion of the proposed acquisition, upon which P.T. Bank Woori Indonesia is expected to become the second-largest shareholder of P.T. Bank Himpunan Saudara 1906, is subject to a number of conditions including receipt of all regulatory approvals in Indonesia and Korea.

Asset Management

Trust Management Services

Money Trusts.  Through Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities, we offer money trust products to our customers and manage the funds they invest in money trusts. The money trusts we manage are generally trusts with a fixed life that allow investors to share in the investment performance of the trust in proportion to the amount of their investment in the trust. We principally offer the following types of money trust products:

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

We receive fees for our trust management services that are generally based upon a percentage, ranging between 0.01% and 2.0%, of the net asset value of the assets under management. We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Fees that we received for trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation), net of expenses, amounted to ￦59 billion in 2010, ￦53 billion in 2011 and ￦62 billion in 2012.

For some of the money trusts we manage, we have guaranteed the principal amount of an investor’s investment as well as a fixed rate of interest. We no longer offer new money trust products where we guarantee both the principal amount and a fixed rate of interest. We continue to offer pension-type money trusts that provide a guarantee of the principal amount of an investor’s investment.

The following table shows the balances of our money trusts (including those of Woori Investment & Securities) by type as of the dates indicated. Under IFRS, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest, while we do not consolidate performance trusts on which we do not guarantee principal or interest or those trust accounts for which we guarantee only the repayment of the principal amount:

	2010		2011		2012
	(in billions of Won)
Principal and interest guaranteed trusts	￦	1	￦	1	￦	1
Principal guaranteed trusts		1,766		1,419		1,266
Performance trusts		18,096		24,819		30,166

Total	￦	19,863	￦	26,239	￦	31,433

The trust assets we manage consist principally of investment securities and loans made from the trusts. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2012, our money trusts (including those of Woori Investment & Securities) had invested in securities with an aggregate book value of ￦14,326 billion, which accounted for approximately 45.6% of our money trust assets. Debt securities accounted for ￦12,883 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2012, equity securities held by our money trusts (including those of Woori Investment & Securities) amounted to ￦1,443 billion, which accounted for approximately 4.6% of our money trust assets. Of this amount, ￦839 billion was from money trusts over which we had investment discretion and the remainder was from specified money trusts.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2012, our money trusts (including those of Woori Investment & Securities) had made loans in the aggregate principal amount of ￦4,165 billion (excluding loans to our banking operations of ￦3,119 billion), which accounted for approximately 13.2% of our money trust assets.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No material payments of any such shortfall amounts were made in 2012.

Property Trusts.  Through Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities, we also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly receivables (including those securing asset-backed securities), real property and securities, but can also include movable property such as artwork. Under these arrangements, we render escrow or custodial services for the property in question and collect fees in return.

In 2012, our property trust fees generally ranged from 0.01% to 0.5% of total assets under management, depending on the type of trust account product. As of December 31, 2012, the balance of our property trusts totaled ￦14,618 billion.

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

The following table shows the balances of our investment trusts by type as of the dates indicated. Under IFRS, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets:

	As of December 31,
	2010		2011		2012
	(in billions of Won)
Equity funds	￦	1,888	￦	1,907	￦	1,790
Fixed income funds		2,116		1,994		2,277
Hybrid funds		477		320		248
Money market funds		5,355		5,802		5,934
Alternative investment funds		3,484		3,147		3,390

Total	￦	13,320	￦	13,170	￦	13,639

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

Fees from our investment trust management services amounted to ￦26 billion in 2010, ￦22 billion in 2011 and ￦22 billion in 2012.

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

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank, we act as a trustee for approximately 1,228 securities investment trusts, mutual funds and other investment funds. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2012, our fee income from such services was ￦8 billion.

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

Management of National Housing Fund

In April 2008, we were selected to be the lead manager of the National Housing Fund. The National Housing Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2012, outstanding housing loans from the National Housing Fund amounted to approximately ￦80 trillion, of which we originated approximately ￦46 trillion. The activities of the National Housing Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing Fund.

In return for managing the operations of the National Housing Fund we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. The fund raising fee is based on the number of National Housing Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing Fund loans and the number of National Housing Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing Fund. We received total fees of approximately ￦142 billion for managing the National Housing Fund in 2012.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori Bank, Kyongnam Bank and Kwangju Bank, we market a wide range of bancassurance products. In 2012, we generated fee income of approximately ￦152 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. Woori Bank has entered into bancassurance marketing arrangements with 26 insurance companies, including Samsung Life Insurance, Samsung Fire and Marine Insurance, Hanwha Life Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plans to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base. Woori Bank has also entered into bancassurance marketing arrangements with Woori Aviva Life Insurance, in which we acquired a 51.0% interest in April 2008 and currently hold a 51.6% interest.

Private Equity

In October 2005, we established Woori Private Equity Co., Ltd. with the aim of strengthening our principal investment operations. Woori Private Equity seeks to make long-term and strategic investments in buyout target companies, as well as actively involving itself in their management. This involves identifying potential investees suffering from inefficient management and effecting financial restructuring and strategic reorientation in those investees so as to enhance their enterprise value. We expect Woori Private Equity’s operations to continue to provide us with greater investment opportunities and a new source of business for other related segments, especially corporate banking. In July 2006, Woori Private Equity established Woori Private Equity Fund, the size of which is approximately ￦344 billion, as a limited partnership in which Woori Private Equity serves as a general partner. In December 2009, Woori Private Equity established Woori Blackstone Korea Opportunity Private Equity Fund I, the size of which is approximately ￦606 billion, as a limited partnership in which Woori Private Equity serves as a general partner. In December 2012, Woori Private Equity established Woori Columbus Private Equity Fund I, the size of which is approximately ￦61 billion, as a limited partnership in which it serves as the general partner.

We also engage in private equity fund activities through Woori Asset Management. In February 2012, Woori Asset Management established POSCO Woori EIG Global Fund, the size of which is approximately ￦560 billion, as a limited partnership in which Woori Asset Management serves as a general partner.

Consumer Finance

We provide consumer finance services through Woori Financial Co., Ltd. We acquired a 51.4% stake in Woori Financial (formerly known as Hanmi Capital Co., Ltd.) in September 2007 and further acquired an additional 2.4% stake in September 2009 following our exercise of certain call options. Following our participation in Woori Financial’s paid-in capital increase in July 2012, we currently hold a 52.0% equity interest in Woori Financial. Woori Financial provides leases and loans for various products, including automobiles, heavy machineries and medical equipments, as well as microlending services. We expect Woori Financial to continue to expand our customer base by providing a variety of non-banking financial services to retail customers as well as synergies through coordinated business operations with our other subsidiaries, including Woori Bank.

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

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012. We expect that consolidation in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. See “Item 3D. Risk Factors—Risks relating to competition.”

Assets and Liabilities

The tables below and accompanying discussions provide selected financial highlights regarding our assets and liabilities on a consolidated basis. Except as otherwise indicated, (i) amounts as of and for the years ended December 31, 2010, 2011 and 2012 are presented on a consolidated basis under IFRS, and (ii) amounts as of and for the years ended December 31, 2008 and 2009 are presented on a consolidated basis under U.S. GAAP and are not comparable to information prepared in accordance with IFRS.

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

Loan Portfolio

As of December 31, 2012, the balance of our total loan portfolio was ￦220,883 billion, a 3.9% increase from ￦212,492 billion as of December 31, 2011. As of December 31, 2012, 87.8% of our total loans were Won-denominated loans and 12.2% of our total loans were denominated in other currencies. Of the ￦26,891 billion of foreign currency-denominated loans as of that date, approximately 25.9% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank makes foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting allowance for credit losses (or, in case of amounts under U.S. GAAP, before deduction of allowance for loan losses) and present value discount or reflecting deferred origination costs, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.

Loan Types

The following table presents loans by type as of the dates indicated under IFRS. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2010		2011		2012		2012
	(in billions of Won)						(%)
Domestic:
Corporate(1):
Commercial and industrial	￦	98,195	￦	101,738	￦	105,105	47.6%
Lease financing		653		700		698	0.3
Trade financing		11,332		13,171		11,982	5.4
Other commercial		12,558		10,927		13,088	5.9

Total corporate		122,738		126,536		130,873	59.2
Consumer:
General purpose household		32,992		32,709		31,698	14.4
Mortgage		6,375		12,138		16,409	7.4
Home equity		26,645		27,940		30,424	13.8
Total consumer		66,012		72,787		78,531	35.6
Credit cards		4,357		4,592		4,505	2.0

Total domestic		193,107		203,915		213,909	96.8
Foreign:
Corporate(2):
Commercial and industrial	￦	7,185	￦	8,013	￦	6,058	2.7%
Trade financing		129		165		141	0.1
Other commercial		69		272		522	0.2

Total corporate		7,383		8,450		6,721	3.0
Consumer		745		127		253	0.1

Total foreign		8,128		8,577		6,974	3.2

Total gross loans		201,235		212,492		220,883	100.0%
Total loans(3)	￦	201,235	￦	212,492	￦	220,883
Less: present value discount		(16)		(31)		(25)
Less: deferred origination costs (fees)		74		178		258
Less: allowance for credit losses		(4,718)		(3,759)		(3,564)

Total loans, net		196,575		208,880		217,552

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables.

The following table presents loans by type as of the dates indicated under U.S. GAAP. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2008		2009
	(in billions of Won)
Domestic:
Corporate:
Commercial and industrial	￦	93,931	￦	96,484
Lease financing		425		578
Trade financing		12,201		10,321
Other commercial		8,266		6,602

Total corporate		114,823		113,985
Consumer:
General purpose household(1)		56,911		58,127
Mortgage		3,275		3,807
Total consumer		60,186		61,934
Credit cards		4,294		4,098

Total domestic		179,303		180,017
Foreign:
Corporate:
Commercial and industrial	￦	9,015	￦	7,393
Trade financing		185		92

Total corporate		9,200		7,485
Consumer		129		115

Total foreign		9,329		7,600
Total gross loans		188,632		187,617
Less: Unearned income		(51)		(98)

Total loans	￦	188,581	￦	187,519

(1)	Includes home equity loans.

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

20 Largest Exposures by Borrower

As of December 31, 2012, our exposures to our 20 largest borrowers or issuers totaled ￦47,345 billion and accounted for 12.2% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans														Amounts Classified as substandard or below(3)
Company (Credit Rating)(1)	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Collateral(2)
	(in billions of Won)
Bank of Korea (AAA)	￦	3,280		—		—	￦	8,622		—	￦	11,902		—		—
Government(4)		—		—		—		11,486		—		11,486		—		—
Korea Land & Housing Corporation (AA)		7		—		—		2,540		—		2,547		—		—
Korea Development Bank (AA)		1,344		—		—		1,198		—		2,542		—		—
Industrial Bank of Korea (A+)		866	￦	21	￦	1		1,533		—		2,421		—		—
Korea Finance Corporation (AAA)		—		—		—		2,332		—		2,332		—		—
Hyundai Heavy industries (AA)		—		88		12		309	￦	1,583		1,992		—		—
Samsung Heavy industries (A+)		100		60		3		10		1,466		1,639		—		—
Korea Housing Finance Corporation (AAA)		—		—		—		1,315		—		1,315		—		—
Korea Deposit Insurance Corporation (AA)		—		—		—		1,058		—		1,058		—		—
Sung-Dong Ship Marin (C)		652		—		—		—		308		960		224		—
SPP Shipbuilding (B-)		132		41		—		—		768		941		143		—
Small and Medium Business Corporation (AAA)		—		—		—		887		—		887		—		—
Daewoo International (A+)		133		345		2		—		386		866		—		—
Hyundai Steel (A+)		310		224		2		210		68		814		—		—
Kookmin Bank (AA)		582		—		—		227		—		809		335		—
Shinhan Bank (AA)		101		18		—		652		—		771		—		—
SH Corporation (AA)		6		—		—		736		—		742		—		—
Hyosung (A+)		245		251		12		—		153		661		118		1
Daelim Industrial (A+)		218		—		1		—		441		660		36		—

Total	￦	7,976	￦	1,048	￦	33	￦	33,115	￦	5,173	￦	47,345	￦	856	￦	1

(1)

Credit ratings from one of the following domestic credit rating agencies in Korea as of December 31, 2012: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings.

(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.
(4)	Credit rating is unavailable.

As of December 31, 2012, five of these top 20 borrowers or issuers were companies belonging to the 30 largest chaebols in Korea. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2012, 7.6% of our total exposure was to the 30 largest chaebols in Korea. The following table shows, as of December 31, 2012, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans
Chaebol	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Collateral(1)		Amounts Classified as substandard or below(2)
	(in billions of Won)
Samsung	￦	1,066	￦	974	￦	97	￦	121	￦	2,209	￦	4,467	￦	57	￦	1
Hyundai Motors		1,529		796		53		512		465		3,355		82		—
Hyundai Heavy Industries		273		207		19		319		2,005		2,823		—		—
STX		514		410		—		40		742		1,706		210		—
SK		477		328		48		270		443		1,566		64		—
Kumho Asiana		663		565		45		103		117		1,493		273		16
LG		625		476		37		210		134		1,482		26		—
Doosan		695		211		23		31		430		1,390		83		2
Hyosung		640		292		12		—		162		1,106		211		38
Hanwha		598		175		25		30		132		960		266		14

Total	￦	7,080	￦	4,434	￦	359	￦	1,636	￦	6,839	￦	20,872	￦	1,272	￦	71

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2012, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance
	(in billions of Won)
Industry
Manufacturing	￦	43,529	31.6%
Retail and wholesale		16,348	11.9
Financial and insurance		15,282	11.1
Construction		8,570	6.2
Hotel, leisure or transportation		7,147	5.2
Government and government agencies		1,193	0.9
Other		45,524	33.1

Total	￦	137,593	100.0%

Maturity Analysis

The following table sets out, as of December 31, 2012, the scheduled maturities (time remaining until maturity) of our loan portfolio. The amounts disclosed in the following table are before deduction of allowance for credit losses and present value discount and do not reflect deferred origination costs:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate(1)
Commercial and industrial	￦	75,783	￦	22,054	￦	7,268	￦	105,105
Lease financing		123		574		1		698
Trade financing		11,965		17		—		11,982
Other commercial		10,002		1,752		1,334		13,088

Total corporate		97,873		24,397		8,603		130,873
Consumer
General purpose household		16,318		7,200		8,180		31,698
Mortgage		3,600		3,942		8,867		16,409
Home equity		7,460		6,093		16,871		30,424

Total consumer		27,378		17,235		33,918		78,531
Credit cards		3,507		998		—		4,505

Total domestic		128,758		42,630		42,521		213,909
Foreign
Corporate(2)
Commercial and industrial		4,140		1,084		833		6,057
Lease financing		—		—		—		—
Trade financing		141		—		—		141
Other commercial		431		92		—		523

Total corporate		4,712		1,176		833		6,721
Consumer:
Other consumer		36		17		200		253

Total foreign		4,748		1,193		1,033		6,974

Total loans	￦	133,506	￦	43,823	￦	43,554	￦	220,883

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.

A significant portion of our loans with maturities of one year is renewed annually. We typically roll over our working capital loans and consumer loans (other than those payable in installments) after we conduct our normal loan review in accordance with our loan review procedures. Under our internal guidelines, we may generally extend working capital loans on an annual basis for an aggregate term of five years, in the case of Woori Bank, or ten years, in the case of Kyongnam Bank and Kwangju Bank. Those guidelines also allow us to generally extend consumer loans other than home equity loans for another term on an annual basis for an aggregate term of up to five years (and home equity loans for an aggregate term of up to ten years), in the case of Woori Bank, or ten years, in the case of Kyongnam Bank and Kwangju Bank.

Interest Rates

The following table shows, as of December 31, 2012, the total amount of our loans due after one year, that have fixed interest rates and variable or adjustable interest rates:

	Domestic		Foreign		Total
	(in billions of Won)
Fixed rate(1)	￦	31,347	￦	1,554	￦	32,901
Variable or adjustable rates(2)		53,804		672		54,476

Total loans	￦	85,151	￦	2,226	￦	87,377

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Asset and Liability Management.”

Asset Quality of Loans

Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting allowance for credit losses (or, in case of amounts under U.S GAAP, before deduction of allowance for loan losses) and present value discount or reflecting deferred origination costs, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.

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

Loan Loss Provisioning Policy

Under IFRS, we establish allowances for credit losses with respect to loans using either a case-by-case or collective approach. We assess individually significant loans on a case-by-case basis and other loans on a collective basis. In addition, if we determine that no objective evidence of impairment exists for a loan, we include such loan in a group of loans with similar credit risk characteristics and assess them collectively for impairment regardless of whether such loan is significant. If there is objective evidence that an impairment loss has been incurred for individually significant loans, the amount of the loss is measured as the difference between the financial asset’s carrying amount and the present value of the estimated future cash flows discounted at such asset’s original effective interest rate. Future cash flows are estimated through a case-by-case analysis of individually assessed assets, which takes into account the benefit of any guarantee or other collateral held. The value and timing of future cash flow receipts are based on available estimates in conjunction with facts available at the time of review and reassessed on a periodic basis as new information becomes available.

For collectively assessed loans, we base the level of allowance for credit losses on a portfolio basis in light of the homogenous nature of the assets included in each portfolio. The allowances are determined based on a quantitative review of the relevant portfolio, taking into account such factors as the level of arrears, the value of any security, and historical and projected cash recovery trends over the recovery period. The methodologies we use to estimate collectively assessed allowances reflect the probability that the performing customer will default, our historical loss experience (as adjusted by current economic and credit conditions where appropriate) and the emergence period between an impairment event occurring and a loan being identified and reported as impaired.

If additions or changes to the allowance for credit losses are required, then we record bad debt expenses, which are included in impairment losses on credit loss and treated as charges against current income. Credit exposures that we deem to be uncollectible, including actual loan losses, net of recoveries of previously charged-off amounts, are charged directly against the allowance for credit losses. See “Item 5A. Operating Results—Critical Accounting Policies—Impairment of Loans and Allowance for Credit Losses.”

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

In addition, if our allowance for credit losses is deemed insufficient for regulatory purposes, we compensate for the difference by recording a planned regulatory reserve for credit loss, which is segregated within our retained earnings. The level of planned regulatory reserve for credit loss required to be recorded is equal to the amount by which our allowance for credit losses under IFRS is less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel II and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on guidelines prescribed by the Financial Services Commission. The following table sets forth the Financial Services Commission’s guidelines applicable to banking institutions for the minimum percentages of the outstanding principal amount of the relevant loans or balances that the credit loss reserve must cover:

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

The process to determine the allowances for off-balance sheet positions under IFRS is similar to the methodology used for loans. Any loss amounts are recognized as a provision in the consolidated statements of financial position within liabilities and charged to the consolidated statement of income as a component of the impairment losses on credit loss.

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

Problem Loans and Past Due Accruing Loans

We do not identify or segregate non-accrual loans as a conceptual matter in our financial statements prepared in accordance with IFRS as issued by the IASB, as we continue to accrue interest on all impaired loans based on the rate of interest used to discount future cash flows for the purpose of measuring the impairment loss in accordance with the requirements of paragraph AG93 of IAS 39, Financial Instruments: Recognition and Measurement. However, we continue to monitor and manage our “problem loans” in a similar manner as we did with respect to non-accrual loans under U.S. GAAP. We generally place loans on “problem loan” status when payments of interest and/or principal become past due by 90 days. In addition, the following types of loans are classified as problem loans by us even if such loans are not past due:

•	Loans to creditors with dishonored notes or checks;

•	Loans for which interest payments are reduced or postponed (e.g., through work-out procedures or debt restructurings); and

•	Loans to creditors included in the “watch list” maintained by the Korea Federation of Banks.

We reclassify loans as non-problem loans when interest and principal payments are up-to-date and future payments of principal and interest are reasonably assured. In applying payments on problem loans, we first apply payments to the delinquent interest outstanding, then to non-delinquent interest, and then to the outstanding loan balance until the loan is paid in full.

Foregone interest is the portion of the contractual interest due on problem loans that we have not accrued in our books. If we had not foregone interest on our problem loans, we would have recorded gross interest income of ￦178 billion, ￦104 billion and ￦194 billion for 2010, 2011 and 2012, respectively, on loans accounted for as problem loans throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2010, 2011 and 2012 was ￦103 billion, ￦87 billion and ￦82 billion, respectively.

The category “accruing loans which are contractually past due 90 days or more as to principal or interest” includes loans that are still accruing interest based on the contractual rate of interest but on which principal or interest payments are contractually past due 90 days or more. We continue to accrue contractual interest on loans that are fully secured by deposits or on which there are financial guarantees from the Korean government, the KDIC or certain financial institutions.

The following table shows, as of the dates indicated, the amount of loans that were problem loans and accruing loans under IFRS which were past due 90 days or more:

	As of December 31,
	2010						2011						2012
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
	(in billions of Won)
Loans classified as problem loans(1)
Corporate(2)	￦	2,831	￦	19	￦	2,850	￦	2,580	￦	132	￦	2,712	￦	3,002	￦	22	￦	3,024
Consumer(3)		1,081		—		1,081		417		—		417		587		1		588

Sub-total		3,912		19		3,931		2,997		132		3,129		3,589		23		3,612
Accruing loans which are contractually past due 90 days or more as to principal or interest(1)
Corporate(2)		184		3		187		26		10		36		11		—		11
Consumer		24		—		24		5		—		5		4		—		4

Sub-total		208		3		211		31		10		41		15		—		15

Total	￦	4,120	￦	22	￦	4,142	￦	3,028	￦	142	￦	3,170	￦	3,604	￦	23	￦	3,628

(1)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Including loans made to banks and the Korean government and government-owned agencies.
(3)	Includes credit card balances of ￦1 billion, ￦23 billion and as ￦19 billion of December 31, 2010, 2011 and 2012, respectively.

Under U.S. GAAP, we generally placed loans on non-accrual status when payments of interest and/or principal became past due by one day. For the year ended December 31, 2009, we would have recorded gross interest income of ￦254 billion on loans accounted for on a non-accrual basis under U.S. GAAP in accordance with the foregoing throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. Under U.S. GAAP, the amount of interest income on those loans that was included in our net income for the year ended December 31, 2009 was ￦136 billion.

The following table shows, as of the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans under U.S. GAAP which were past due one day or more:

	As of December 31,
	2008						2009
	Domestic		Foreign		Total		Domestic		Foreign		Total
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	￦	2,011	￦	1	￦	2,012	￦	2,298	￦	42	￦	2,340
Consumer(1)		2,166		—		2,166		1,263		—		1,263

Sub-total		4,177		1		4,178		3,561		42		3,603
Accruing loans which are contractually past due one day or more as to principal or interest(2)
Corporate		28		—		28		98		11		109
Consumer		47		—		47		26		—		26

Sub-total		75		—		75		124		11		135

Total	￦	4,252	￦	1	￦	4,253	￦	3,685	￦	53	￦	3,738

(1)	Includes credit card balances of ￦290 billion and ￦105 billion as of December 31, 2008 and 2009, respectively.
(2)	Includes accruing loans that are contractually past due 90 days or more in the amount of ￦2 billion and ￦2 billion, as of December 31, 2008 and 2009, respectively.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated under IFRS. In line with industry practice, we have restructured a portion of our delinquent credit card balances as loans.

	As of December 31, 2012
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%
	(in billions of Won, except percentages)
Domestic
Corporate(1)
Commercial and industrial	￦	102,914	46.6%	￦	434	0.2%	￦	571	0.3%	￦	458	0.2%	￦	728	0.3%	￦	105,105	47.6%
Lease financing		675	0.3%		14	0.0%		3	0.0%		3	0.0%		3	0.0%		698	0.3%
Trade financing		11,862	5.4%		19	0.0%		36	0.0%		27	0.0%		38	0.0%		11,982	5.4%
Other commercial		11,639	5.3%		18	0.0%		98	0.0%		87	0.0%		1,246	0.6%		13,088	5.9%

Total corporate		127,090	57.5%		485	0.2%		708	0.3%		575	0.3%		2,015	0.9%		130,873	59.2%
Consumer
General purpose household		31,022	14.0%		399	0.2%		83	0.0%		74	0.0%		120	0.1%		31,698	14.3%
Mortgages		16,219	7.3%		137	0.1%		19	0.0%		17	0.0%		17	0.0%		16,409	7.4%
Home equity		29,839	13.5%		359	0.2%		66	0.0%		57	0.0%		103	0.0%		30,424	13.7%

Total consumer		77,080	34.9%		895	0.4%		168	0.1%		148	0.1%		240	0.1%		78,531	35.6%
Credit cards		4,282	1.9%		135	0.1%		41	0.0%		45	0.0%		2	0.0%		4,505	2.0%

Total domestic		208,452	94.4%		1,515	0.7%		917	0.4%		768	0.3%		2,257	1.0%		213,909	96.8%
Foreign
Corporate(2)
Commercial and industrial		6,030	2.7%		2	0.0%		5	0.0%		4	0.0%		16	0.0%		6,057	2.7%
Lease financing		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%
Trade financing		141	0.1%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		141	0.1%
Other commercial		505	0.2%		—	0.0%		—	0.0%		—	0.0%		18	0.0%		523	0.2%

Total corporate		6,676	3.0%		2	0.0%		5	0.0%		4	0.0%		34	0.0%		6,721	3.0%
Consumer		251	0.1%		0	0.0%		0	0.0%		0	0.0%		2	0.0%		253	0.1%

Total foreign		6,927	3.1%		2	0.0%		5	0.0%		4	0.0%		36	0.0%		6,974	3.1%

Total loans(3)	￦	215,379	97.5%	￦	1,517	0.7%	￦	922	0.4%	￦	772	0.3%	￦	2,293	1.0%	￦	220,883	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2011
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%
	(in billions of Won, except percentages)
Domestic
Corporate(1)
Commercial and industrial	￦	100,069	47.1%	￦	352	0.2%	￦	426	0.2%	￦	232	0.1%	￦	659	0.3%	￦	101,738	47.9%
Lease financing		662	0.3%		16	0.0%		5	0.0%		6	0.0%		11	0.0%		700	0.3%
Trade financing		13,102	6.2%		23	0.0%		27	0.0%		6	0.0%		11	0.0%		13,171	6.2%
Other commercial		9,860	4.6%		25	0.0%		31	0.0%		8	0.0%		1,003	0.5%		10,927	5.1%

Total corporate		123,693	58.2%		416	0.2%		489	0.2%		254	0.1%		1,684	0.8%		126,536	59.5%
Consumer
General purpose household		32,048	15.1%		391	0.2%		74	0.0%		61	0.0%		135	0.1%		32,709	15.4%
Mortgages		12,016	5.7%		93	0.0%		8	0.0%		7	0.0%		14	0.0%		12,138	5.7%
Home equity		27,399	12.9%		346	0.2%		54	0.0%		42	0.0%		99	0.0%		27,940	13.1%

Total consumer		71,463	33.6%		830	0.4%		136	0.1%		110	0.1%		248	0.1%		72,787	34.2%
Credit cards		4,329	2.0%		146	0.1%		48	0.0%		47	0.0%		2	0.0%		4,592	2.1%

Total domestic		199,505	93.9%		1,392	0.7%		673	0.3%		411	0.2%		1,934	0.9%		203,915	96.0%
Foreign
Corporate(2)
Commercial and industrial		7,919	3.7%		5	0.0%		14	0.0%		58	0.0%		17	0.0%		8.013	3.7%
Lease financing		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%
Trade financing		165	0.1%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		165	0.1%
Other commercial		272	0.1%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		272	0.1%

Total corporate		8,356	3.9%		5	0.0%		14	0.0%		58	0.0%		17	0.0%		8,450	3.9%
Consumer		124	0.1%		1	0.0%		—	0.0%		—	0.0%		2	0.0%		127	0.1%

Total foreign		8,480	4.0%		6	0.0%		14	0.0%		58	0.0%		19	0.0%		8,577	4.0%

Total loans(3)	￦	207,985	97.9%	￦	1,398	0.7%	￦	687	0.3%	￦	469	0.2%	￦	1,953	0.9%	￦	212,492	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2010
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%
	(in billions of Won, except percentages)
Domestic
Corporate(1)
Commercial and industrial	￦	96,420	47.9%	￦	333	0.2%	￦	297	0.1%	￦	424	0.2%	￦	721	0.4%	￦	98,195	48.8%
Lease financing		618	0.3%		10	0.0%		10	0.0%		8	0.0%		7	0.0%		653	0.3%
Trade financing		10,922	5.4%		35	0.0%		43	0.0%		305	0.2%		27	0.0%		11,332	5.6%
Other commercial		11,810	5.9%		12	0.0%		33	0.0%		22	0.0%		681	0.3%		12,558	6.2%

Total corporate		119,770	59.5%		390	0.2%		383	0.2%		759	0.4%		1,436	0.7%		122,738	60.9%
Consumer
General purpose household		32,505	16.2%		286	0.1%		56	0.0%		64	0.0%		81	0.0%		32,992	16.3%
Mortgages		6,310	3.1%		46	0.0%		7	0.0%		6	0.0%		6	0.0%		6,375	3.1%
Home equity		26,266	13.1%		248	0.1%		31	0.0%		42	0.0%		58	0.0%		26,645	13.2%

Total consumer		65,081	32.3%		580	0.3%		94	0.0%		112	0.1%		145	0.1%		66,012	32.6%
Credit cards		4,151	2.1%		103	0.1%		50	0.0%		47	0.0%		6	0.0%		4,357	2.2%

Total domestic		189,002	93.9%		1,073	0.5%		527	0.3%		918	0.5%		1,587	0.8%		193,107	96.0%
Foreign
Corporate(2)
Commercial and industrial		7,157	3.6%		1	0.0%		12	0.0%		1	0.0%		14	0.0%		7,185	3.6%
Lease financing		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%
Trade financing		129	0.1%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		129	0.1%
Other commercial		69	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		69	0.0%

Total corporate		7,355	3.7%		1	0.0%		12	0.0%		1	0.0%		14	0.0%		7,383	3.7%
Consumer		731	0.4%		5	0.0%		3	0.0%		2	0.0%		4	0.0%		745	0.4%

Total foreign		8,086	4.0%		6	0.0%		15	0.0%		3	0.0%		18	0.0%		8,128	4.0%

Total loans(3)	￦	197,088	97.9%	￦	1,079	0.5%	￦	542	0.3%	￦	921	0.5%	￦	1,605	0.8%	￦	201,235	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2012, ￦2,695 billion, or 1.0%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦1,410 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and ￦1,284 billion of loans to and debt securities of small- and medium-sized enterprises in workout, restructuring or rehabilitation, which represented 0.5% and 0.5% of our total loans and debt securities, respectively. Currently, a specialized unit in each of our banking subsidiaries manages their workout, restructured and rehabilitated loans. At Woori Bank, for example, the Corporate Restoration Department manages its workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowance for credit losses.

The following table shows, as of December 31, 2012, our ten largest exposures that were in workout, restructuring or rehabilitation:

	Loans								Guarantees and Acceptances						Amounts Classified as Substandard or Below(3)		Allowance for Credit Loss
Company (Credit Rating)(1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures		Collateral(2)
	(in billions of Won)
Kumho Tire (B+)	￦	322	￦	100	￦	30		—	￦	14	￦	466	￦	104	￦	17	￦	35
Kumho Industrial (B+)		170		—		14	￦	79		72		335		34		—		11
Shina SB (D)		2		—		—		—		205		207		101		2		1
Woongjin Holdings (D)		165		—		—		15		—		180		183		—		1
SPP Yulchon Energy (D)		136		—		—		—		—		136		13		136		16
Pungan Construction (B-)		129		—		—		—		—		129		9		—		19
Orient Shipyard (D)		—		—		—		—		105		105		—		105		14
Sekwang Shipbuilding (D)		2		—		—		—		103		105		41		74		12
Jeil Construction (B+)		94		—		—		—		—		94		90		93		10
Hankook Silicon (D)		93		—		—		—		—		93		90		93		10

Total	￦	1,113	￦	100	￦	44	￦	94	￦	499	￦	1,850	￦	665	￦	520	￦	129

(1)	Credit rating as of December 31, 2012, from one of the following Korean credit agencies: Korea Information Service Inc., National Information & Credit Evaluation, Inc. or Korea Ratings.
(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.

Troubled Debt Restructurings

The following table presents, as of the dates indicated, our loans that are “troubled debt restructurings” for which we for economic or legal reasons relating to the debtor’s financial difficulties grant a concession to the debtor that we would not otherwise consider. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring. The following table shows, as of the dates indicated, certain details of our loans not included in “problem and past due loans” under IFRS which are classified as “troubled debt restructurings”:

	As of December 31,
	2010					2011					2012
	Domestic		Foreign	Total		Domestic		Foreign	Total		Domestic		Foreign	Total
	(in billions of Won)
Loans not included in “problem and past due loans” which are classified as “troubled debt restructurings”	￦	2,791	—	￦	2,791	￦	3,233	—	￦	3,233	￦	2,604	—	￦	2,604

The following table shows, as of the dates indicated, certain details of our loans not included in “non-accrual and past due loans” under U.S. GAAP which are classified as “troubled debt restructurings”:

	As of December 31,
	2008					2009
	Domestic		Foreign	Total		Domestic		Foreign	Total
	(in billions of Won)
Loans not included in “non-accrual and past due loans” which are classified as “troubled debt restructurings”	￦	483	—	￦	483	￦	1,518	—	￦	1,518

For 2012, interest income that we would have recorded under the original contract terms of restructured loans amounted to ￦98 billion, of which we reflected ￦47 billion as interest income for 2012.

Potential Problem Loans

As of December 31, 2012, we had ￦4,376 billion of corporate loans in respect of which we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. Potential problem loans are precautionary loans that we determine, through our internal loan review process, require close management due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business. The following table shows changes in our potential problem loans between December 31, 2011 and 2012:

	Amount
	(in billions of Won)
Balance of potential problem loans at December 31, 2011	￦	4,496
Increase in the balance of potential problem loans to borrowers who became newly classified as borrowers with potential problem loans in 2012		1,504
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at December 31, 2011 but no longer have any potential problem loans outstanding at December 31, 2012		(1,370)
Net decrease in the balance of potential problem loans to existing borrowers to whom we had potential problems loans outstanding at December 31, 2011		(254)

Balance at December 31, 2012	￦	4,376

Other Problematic Interest-Earning Assets

We have in the past received certain other interest-earning assets in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the problem, past due or restructuring or potential problem loan disclosures provided above. However, as of December 31, 2012, we had no such assets.

Non-Performing Loans

Non-performing loans include commercial and consumer loans which are past due by 90 days or more. In addition, non-performing loans include those loans that, even if they are not past due, are classified as “substandard,” “doubtful” or “estimated loss” based on the Financial Services Commission’s asset classification criteria. Moreover, when a consumer loan borrower has any loans that are classified as “substandard,” “doubtful” or “estimated loss” under such criteria, all loans to such borrower are classified as non-performing loans. See “—Loan Classifications” above. The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio under IFRS:

	As of December 31,
	2010			2011			2012
	(in billions of Won, except percentages)
Total non-performing loans	￦	6,550	(1)	￦	3,780	(2)	￦	3,766	(3)
As a percentage of total loans		3.3%			1.8%			1.7%

(1)	Excludes ￦34 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(2)	Excludes ￦43 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(3)	Excludes ￦59 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio under U.S. GAAP:

	As of December 31,
	2008			2009
	(in billions of Won, except percentages)
Total non-performing loans	￦	2,088	(1)	￦	2,489	(2)
As a percentage of total loans		1.1%			1.3%

(1)	Excludes ￦14 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(2)	Excludes ￦20 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan under IFRS:

	As of December 31,
	2010			2011			2012
	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	5,317	81.2%	￦	2,846	75.3%	￦	2,652	70.4%
Lease financing		3	0.1		6	0.1		6	0.2
Trade financing		245	3.7		98	2.6		183	4.9
Other commercial		526	8.0		281	7.4		377	10.0

Total corporate		6,091	93.0		3,231	85.4		3,218	85.4
Consumer
General purpose household(1)		294	4.4		378	10.0		411	10.9
Mortgage		12	0.2		18	0.5		26	0.7

Total consumer		306	4.6		396	10.5		437	11.6
Credit cards		51	0.8		63	1.7		65	1.7

Total domestic		6,448	98.4		3,690	97.6		3,720	98.8
Foreign
Corporate
Commercial and industrial		65	1.0		90	2.4		42	1.1
Lease financing		—	—		—	—		—	—
Trade financing		—	—		—	—		—	—
Other commercial		—	—		—	—		—	—

Total corporate		65	1.0		90	2.4		42	1.1
Consumer		37	0.6		—	0.0		4	0.1

Total foreign		102	1.6		90	2.4		46	1.2

Total non-performing loans	￦	6,550	100.0%	￦	3,780	100.0%	￦	3,766	100.0%

(1)	Includes home equity loans.

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan under U.S. GAAP:

	As of December 31,
	2008			2009
	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	1,592	76.2%	￦	1,819	73.1%
Lease financing		9	0.4		11	0.4
Trade financing		112	5.4		112	4.5
Other commercial		7	0.3		152	6.1

Total corporate		1,720	82.4		2,094	84.1
Consumer
General purpose household(1)		285	13.6		257	10.3
Mortgage		12	0.6		10	0.4

Total consumer		297	14.2		267	10.7
Credit cards		57	2.7		52	2.1

Total domestic		2,074	99.3		2,413	96.9
Foreign
Corporate
Commercial and industrial		14	0.7		76	3.1
Lease financing		—	—		—	—
Trade financing		—	—		—	—
Other commercial		—	—		—	—

Total corporate		14	0.7		76	3.1
Consumer		—	—		—	—

Total foreign		14	0.7		76	3.1

Total non-performing loans	￦	2,088	100.0%	￦	2,489	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our non-performing loans under IFRS for 2012:

	2012
	(in billions of Won)
Non-performing loans as of January 1, 2012	￦	3,780
Additions to non-performing loans
Loans transferred into non-performing loans		4,368
Reductions in non-performing loans
Loans transferred to the held-for-sale investment portfolio		—
Loans sold		(1,269)
Loans modified and returned to performing loans		(235)
Loans paid down or paid off		(541)
Loans charged-off		(2,178)
Others		(159)

Total net additions to non-performing loans		(14)

Total non-performing loans as of December 31, 2012	￦	3,766

Top 20 Non-Performing Loans.  As of December 31, 2012, our 20 largest non-performing loans accounted for 31.2% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for credit losses		Collateral(1)		Industry
	(in billions of Won)
Borrower A	￦	136	￦	16	￦	12	Manufacturing
Borrower B		130		13		130	Shipbuilding
Borrower C		93		10		87	Manufacturing
Borrower D		75		24		0	Real estate
Borrower E		72		8		72	Manufacturing
Borrower F		66		2		49	Construction
Borrower G		67		43		0	Construction
Borrower H		60		0		60	Real estate
Borrower I		59		14		53	Manufacturing
Borrower J		49		32		0	Construction
Borrower K		47		1		45	Retail and wholesale
Borrower L		43		0		7	Construction
Borrower M		41		19		41	Manufacturing
Borrower N		38		0		43	Real estate
Borrower O		38		30		0	Construction
Borrower P		36		36		0	Financial and insurance
Borrower Q		35		2		0	Construction
Borrower R		31		16		0	Construction
Borrower S		30		14		26	Shipbuilding
Borrower T		29		1		29	Real estate

Total	￦	1,175	￦	281	￦	654

(1)	The value of collateral is appraised based on future cash flow and observable market price.

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

Foreclosure and Collateral.  We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2010, 2011 and 2012, we foreclosed on collateral we obtained with respect to loan balances representing approximately 0.2%, 0.2% and 0.5%, respectively, of our average interest-bearing loan balances in each of those periods.

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

The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2010						2011						2012
Purchaser	Principal Amount Sold		Sale Price		Gain (loss)		Principal Amount Sold		Sale Price		Gain (loss)		Principal Amount Sold		Sale Price		Gain (loss)
	(in billions of Won)
KAMCO	￦	346	￦	187	￦	(87)	￦	179	￦	56	￦	(27)	￦	42	￦	34	￦	(4)
Special purpose companies		763		663		25		281		247		13		786		622		(33)
UAMCO(1)		256		172		(19)		829		526		(105)		299		252		(13)
Others		—		4		4		354		132		(35)		142		111		(13)

Total	￦	1,365	￦	1,026	￦	(77)	￦	1,643	￦	961	￦	(154)	￦	1,269	￦	1,019	￦	(63)

(1)	For the years ended December 31, 2011 and 2012, includes sales to the private equity fund for which UAMCO serves as the general partner. See “—United Asset Management Corp.”

Korea Asset Management Corporation.  The Korean government has authorized KAMCO to purchase certain assets (primarily loans classified as substandard or below) from Korean financial institutions at discounted prices. In addition, in March 2009, the Korean government announced its plans to provide support to financial institutions and companies in the project finance industry by purchasing, through KAMCO, up to ￦4.7 trillion of project finance loans designated by the Financial Supervisory Service as “endangered.”

Pursuant to the terms of certain of these sales, KAMCO can require us to repurchase substandard or below loans we have sold to it in the event that:

•	the underlying documentation of the loan is incomplete;

•	there is a flaw in the perfection of any security interest underlying the loan; or

•	certain litigation regarding the loan is pending.

In addition, we may be required to repurchase any loan relating to a borrower that has applied to a court for reorganization or that is the subject of reorganization proceedings at the time the loan was sold to KAMCO if a court rejects the application for reorganization, disapproves the reorganization plan or fails to approve the reorganization plan within two years of the sale. We may also be required to repurchase a loan if a court determines that the borrower cannot meet the terms of the repayment schedule developed in the reorganization proceeding. The ability of KAMCO to exercise its right to require us to repurchase loans sold is without limit. As of December 31, 2012, we did not have any loans subject to these repurchase rights.

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

United Asset Management Corp.  United Asset Management Corp., or UAMCO, was established in late 2009 in the wake of the global financial crisis by six major commercial banks in Korea, including Woori Bank, to purchase, sell and securitize non-performing loans and to engage in corporate restructuring activities, among other things. Woori Bank has committed to contribute ￦150 billion of capital to UAMCO, of which ￦73 billion has been contributed to date, and has also provided a credit line of ￦74 billion to UAMCO, under which no amounts have been drawn down to date. Woori Bank currently holds a 15% equity interest in UAMCO. The terms of our sale of loans to UAMCO, we are not required to repurchase any such loans, provide post-sale price adjustments or otherwise continue to be involved with such loans subsequent to their sale in any material respect.

Pursuant to a memorandum of understanding among the Financial Supervisory Service and seven banks, including Woori Bank, a private equity fund was established in June 2011 to acquire approximately ￦1.2 trillion of non-performing bank loans to construction companies in workout, restructuring or rehabilitation. The general partner of the fund is UAMCO and the limited partners consist of the seven banks and other investors. The fund purchases non-performing bank loans at market price and the funds required to purchase such loans are contributed or lent by the same banks that sell such loans to the fund. In June 2011, we agreed to make a capital commitment of ￦148 billion and provide a ￦109 billion revolving loan facility to the fund. From June to December 2011, we contributed the entire amount of our capital commitment to the fund in connection with its purchase of ￦443 billion of non-performing loans from us. In 2012, we made an additional capital contribution of ￦44 billion to the fund in connection with its purchase of ￦44 billion of non-performing loans from us.

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

Allocation and Analysis of Allowances for Credit Losses under IFRS

The following table presents, as of the dates indicated, the allocation of our allowances for credit losses by loan type under IFRS:

	As of December 31,
	2010			2011			2012
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	3,459	73.3%	￦	2,690	71.6%	￦	2,591	72.6%
Lease financing		5	0.1		5	0.1		4	0.1
Trade financing		268	5.7		187	5.0		205	5.8
Other commercial		479	10.1		348	9.3		249	7.0

Total corporate		4,211	89.3		3,230	85.9		3,049	85.5
Consumer
General purpose household(1)		208	4.4		249	6.6		307	8.6
Mortgage		5	0.1		8	0.2		20	0.6

Total consumer		213	4.5		257	6.8		327	9.2
Credit cards		126	2.7		132	3.5		128	3.6

Total domestic		4,550	96.4		3,619	96.3		3,504	98.3
Foreign
Corporate
Commercial and industrial		150	3.2		139	3.7		57	1.6
Lease financing		—	—		—	—		—	—
Trade financing		—	—		—	—		1	0.0
Other commercial		0	0.0		1	0.0		2	0.1

Total corporate		150	3.2		140	3.7		60	1.7
Consumer		18	0.4		0	0.0		0	0.0

Total foreign		168	3.6		140	3.7		60	1.7

Total allowance for credit losses	￦	4,718	100.0%	￦	3,759	100.0%	￦	3,564	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our allowances for credit losses under IFRS for each of the years indicated:

	Year ended December 31,
	2010		2011		2012
	(in billions of Won)
Balance at the beginning of the period	￦	3,508	￦	4,718	￦	3,759
Bad debt expenses for the period		3,025		2,085		2,106
Increase on repurchases of non-performing loans		10		4		0
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(1,031)		(1,577)		(1,545)
Lease financing		(5)		(4)		(10)
Trade financing		(100)		(238)		(108)
Other commercial		(63)		(304)		(117)

Total corporate		(1,199)		(2,123)		(1,780)
Consumer
General purpose household(1)		(86)		(75)		(188)
Mortgage		(20)		(14)		(2)

Total consumer		(106)		(89)		(190)
Credit cards		(140)		(142)		(186)
Total domestic		(1,445)		(2,354)		(2,156)
Foreign		(61)		(15)		(60)
Allowances relating to loans sold		(268)		(538)		(163)

Total gross charge-offs		(1,774)		(2,907)		(2,379)
Recoveries:
Domestic
Corporate
Commercial and industrial		65		33		152
Lease financing		1		1		1
Trade financing		10		10		17
Other commercial		9		10		14

Total corporate		85		54		184
Consumer
General purpose household(1)		11		8		46
Mortgage		1		9		8

Total consumer		12		17		54
Credit cards		65		33		34

Total domestic		162		104		272
Foreign		7		—		3

Total recoveries		169		104		275

Net charge-offs		(1,605)		(2,803)		(2,104)
Foreign exchange translation effects		(2)		34		(2)
Others(2)		(218)		(279)		(195)

Balance at the end of the period	￦	4,718	￦	3,759	￦	3,564

Ratio of net charge-offs during the period to average loans outstanding during the period		0.8%		1.3%		1.0%

(1)	Includes home equity loans.
(2)	Includes unwinding of discount.

Allocation and Analysis of Allowances for Loan Losses under U.S. GAAP

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type under U.S. GAAP:

	As of December 31,
	2008			2009
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	1,936	65.8%	￦	2,653	74.6%
Lease financing		4	0.1		11	0.3
Trade financing		187	6.4		279	7.8
Other commercial		217	7.4		166	4.7

Total corporate		2,344	79.7		3,109	87.4
Consumer
General purpose household(1)		320	10.9		182	5.1
Mortgage		16	0.5		11	0.3

Total consumer		336	11.4		193	5.4
Credit cards		97	3.3		78	2.2

Total domestic		2,777	94.4		3,380	95.0
Foreign
Corporate
Commercial and industrial		161	5.5		175	4.9
Lease financing		—	—		—	—
Trade financing		3	0.1		2	0.1
Other commercial		—	—		—	—

Total corporate		164	5.6		177	5.0
Consumer		—	—		—	—
Total foreign	￦	164	5.6	￦	177	5.0

Total allowance for loan losses	￦	2,942	100.0%	￦	3,557	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our allowances for loan losses under U.S. GAAP for each of the years indicated:

	Year ended December 31,
	2008		2009
	(in billions of Won)
Balance at the beginning of the period	￦	1,736	￦	2,942
Provision for credit losses		1,608		2,408
Allowance relating to credit-related commitments transferred to loans		13		47
Allowance relating to loans acquired in connection with acquisitions of Woori Securities, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea		—		—
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(186)		(757)
Lease financing		(1)		(9)
Trade financing		(24)		(81)
Other commercial		(16)		(47)

Total corporate		(227)		(894)
Consumer
General purpose household(1)		(113)		(456)
Mortgage		(6)		(30)

Total consumer		(119)		(486)
Credit cards		(113)		(203)
Total domestic		(459)		(1,583)
Foreign		(19)		(60)
Allowance relating to loans sold		(40)		(317)

Total gross charge-offs		(518)		(1,960)
Recoveries:
Domestic
Corporate
Commercial and industrial		14		44
Lease financing		—		1
Trade financing		2		5
Other commercial		1		3

Total corporate		17		53
Consumer
General purpose household		8		27
Mortgage and home equity		1		2

Total consumer		9		29
Credit cards		61		59

Total domestic		87		141
Foreign		1		3

Total recoveries		88		144

Net charge-offs		(430)		(1,816)
Foreign exchange translation effects		15		(24)

Balance at the end of the period	￦	2,942	￦	3,557

Ratio of net charge-offs during the period to average loans outstanding during the period(2)		0.23%		0.97%

(1)	Includes home equity loans.
(2)	Includes amounts relating to allowance related to loans transferred to held-for-sale.

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

•

payments in arrears in respect of credit cards that have been overdue for more than four payment cycles and have been classified as estimated loss (excluding instances where there has been partial payment of the overdue balance, where a related balance is not overdue or where a charge off is not possible due to Korean regulations), and those that have been overdue for more than six months;

•

payments outstanding on corporate and consumer loans (other than credit card receivables) that have been overdue for more than 12 months, and those on unsecured consumer loans that have been overdue for more than six months; or

•	the portion of loans classified as estimated loss, net of any recovery from collateral, which is deemed to be uncollectible.

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

With respect to unsecured consumer loans and credit card balances, we follow a different process to determine which unsecured consumer loans and credit card balances should be charged-off, based on the length of time those loans or balances are past due. We charge off unsecured consumer loans which are 12 months overdue and credit card balances which have been overdue for more than four payment cycles and have been classified as estimated loss (excluding instances where there has been partial payment of the overdue balance, where a related balance is not overdue or where a charge off is not possible due to Korean regulations).

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured debt and two-thirds of the outstanding secured debt, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding ￦500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit. The aggregate amount of loans (including credit card receivables) of Woori Bank, Kwangju Bank and Kyongnam Bank which became subject to such individual work-out programs in 2012 was ￦34 billion. In 2012, Woori Bank, Kwangju Bank and Kyongnam Bank recovered ￦8 billion in the aggregate with respect to their loans subject to such individual work-out programs.

On April 1, 2006, the Korean Debtor Recovery and Bankruptcy Law took effect and replaced the Individual Debtor Rehabilitation Law. Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ￦500 million of unsecured debt and/or ￦1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors. The aggregate amount of loans (including credit card receivables) of Woori Bank, Kwangju Bank and Kyongnam Bank which became subject to such court-supervised debt restructuring in 2012 was ￦157 billion. In 2012, Woori Bank, Kwangju Bank and Kyongnam Bank recovered ￦31 billion in the aggregate with respect to their loans subject to such court-supervised debt restructuring.

On September 2, 2008, to support consumer borrowers with low credit scores, the Financial Services Commission established the Credit Rehabilitation Fund to purchase from creditors the loans of such borrowers that are in default and to provide guarantees so that such loans may be refinanced at lower rates. The Credit Rehabilitation Fund provides support to (i) individuals with low credit scores who are in default on loans not exceeding ￦50 million in principal amount in the aggregate (which requirement will be waived for individuals who are “basic living welfare recipients”) for a period of three months or more and (ii) individuals with low credit scores ranging from category 6 to 10 who are in default on loans not exceeding ￦30 million in principal amount in the aggregate (which requirement will be waived for individuals who are basic living welfare recipients) and the interest rate of which is 30% or more.

In March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following successive extensions by the Korean government, is expected to continue indefinitely. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided for retail borrowers with total loans of less than ￦500 million who are in arrears on their payments for more than 30 days but less than 90 days. The aggregate amount of loans (including credit card receivables) made by Woori Bank, Kyongnam Bank and Kwangju Bank which became subject to the pre-workout program in 2012 was ￦44 billion. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

On March 29, 2013, in order to support low income consumer borrowers experiencing difficulty in repaying their unsecured long-term debt, the Financial Services Commission announced the establishment of a “National Happiness Fund” (which supplements the above-described Credit Rehabilitation Fund), which is expected to provide one-time relief to such borrowers by:

•	purchasing from creditors unsecured loans of individual borrowers not exceeding ￦100 million in principal amount in the aggregate, which loans are in arrears for a period of six months or more as of

February 28, 2013 and, if requested by the borrower, reducing the balance of such loans up to 50% of the outstanding amount and/or extending the maturity of such loans up to 10 years based on the borrower’s expected ability to repay;

•

purchasing from certain creditors student loans of individual borrowers, which loans are in arrears for a period of six months or more as of February 28, 2013 and, if requested by the borrower, restructuring the balance and/or extending the maturity of such loans based on the borrower’s expected ability to repay or until the borrower finds employment; and

•

for individuals with annual income of ￦40 million or less with loans of a principal amount not exceeding ￦40 million in the aggregate and with an interest rate of 20% or higher, facilitating the refinancing of such loans at lower interest rates, provided that such loans have not been in default during the prior six months before February 28, 2013.

To date, over 3,800 Korean financial institutions and private lenders, including our banking subsidiaries, Woori FG Savings Bank and Woori Financial, have signed a memorandum of understanding with the National Happiness Fund to sell eligible loans to the fund. The price and volume of such loans to be sold are subject to further negotiations between the National Happiness Fund and such financial institutions and lenders. The National Happiness Fund plans to accept applications from individual borrowers to participate in such relief programs until October 2013.

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

The following table sets out the classifications and accounting treatment of the five primary categories based on which we generally manage our holdings of securities under IFRS:

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

Category	Classification	Accounting Treatment
Held-to-maturity financial assets	Non-derivative financial assets with fixed or determinable payments and fixed maturity dates that we have the positive intent and ability to hold to maturity.	Initially recognized at fair value plus directly related transaction costs and subsequently measured at amortized cost using the effective interest method less any impairment losses.

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

Other investments	Equity securities where we exercise significant influence over the operating and financial policies of an investee.	Valued pursuant to the equity method of accounting, based on net asset value. We reflect our share in net income or net loss of these entities in our income statement. Changes in retained earnings, capital surplus or other capital accounts of these entities are accounted for as adjustments to our retain earnings or capital adjustments, consistent with the manner reflected in these entities’ financial statements.

	Equity investment securities that do not have a readily determinable fair value.	Valued at acquisition cost. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Book Value and Fair Value

The following table sets out the book value and fair value of securities in our portfolio as of the dates indicated under IFRS:

	As of December 31,
	2010				2011				2012
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Financial assets at fair value through profit and loss
Financial assets held for trading
Equity securities	￦	672	￦	672	￦	608	￦	608	￦	694	￦	694
Beneficiary certificates		229		229		325		325		697		697
CMA securities		1,619		1,619		2,466		2,466		1,937		1,937
Others		656		656		1,651		1,651		2,371		2,371
Debt securities
Korean treasury and government agencies		3,495		3,495		1,194		1,194		2,267		2,267
Financial institutions		3,622		3,622		5,194		5,194		3,887		3,887
Corporate		2,813		2,813		5,395		5,395		5,526		5,526
Commercial paper		3,395		3,395		2,973		2,973		3,132		3,132

Total—Financial assets held for trading	￦	16,501	￦	16,501	￦	19,806	￦	19,806	￦	20,511	￦	20,511

Financial assets designated at FVTPL
Equity-linked securities		302		302		654		654	￦	651	￦	651
Asset backed securities		400		400		410		410		385		385
Debt securities		—		—		—		—		5		5
Equity securities		10		10		12		12		12		12
Structured deposit		—		—		—		—		11		11

Total—Financial assets at designated FVTPL	￦	712	￦	712	￦	1,076	￦	1,076	￦	1,064	￦	1,064

Available-for-sale financial assets
Equity securities	￦	3,236	￦	3,236	￦	2,752	￦	2,752	￦	2,185	￦	2,185
Beneficiary certificates		5,196		5,196		3,789		3,789		2,835		2,835
Others		1,226		1,226		219		219		202		202
Debt securities
Korean treasury and government agencies		2,720		2,720		2,787		2,787		2,681		2,681
Financial institutions		5,897		5,897		5,210		5,210		6,050		6,050
Corporate		2,690		2,690		4,183		4,183		4,321		4,321
Asset backed securities		749		749		599		599		383		383
Foreign currency bonds		284		284		133		133		213		213

Total—Available-for-sale financial assets	￦	21,998	￦	21,998	￦	19,672	￦	19,672	￦	18,870	￦	18,870

Held-to-maturity financial assets
Debt securities
Korean treasury and government agencies	￦	6,348	￦	6,477	￦	7,235	￦	7,432	￦	7,665	￦	7,835
Financial institutions		7,832		7,889		5,859		5,880		3,621		3,646
Corporate		5,491		5,567		6,828		6,898		7,352		7,485
Foreign government bonds		143		143		103		103		36		36
Securities loaned		71		72		11		11		11		11

Total—Held-to-maturity	￦	19,885	￦	20,148	￦	20,036	￦	20,324	￦	18,685	￦	19,013

Total securities	￦	59,096	￦	59,359	￦	60,590	￦	60,878	￦	59,130	￦	59,458

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2012:

	As of December 31, 2012
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total
	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)
	(in billions of Won, except percentages)
Financial assets at fair value through profit or loss:
Financial assets held for trading
Korean treasury and government agencies	￦	101	2.86%	￦	1,788	3.49%	￦	267	3.84%	￦	111	4.00%	￦	2,267	3.52%
Financial institutions		3,531	3.64		346	3.30		10	3.64		—	—		3,887	3.61
Corporate		3,237	3.63		1,791	5.45		371	4.03		127	3.19		5,526	4.23
Commercial paper		3,092	3.15		40	3.79		—	—		—	—		3,132	3.16

Total		9,961	3.48%		3,965	4.36%		648	3.94%		238	3.57%		14,812	3.73%

Financial assets designated at fair value through profit or loss
Corporate		1	—		4	2.69		—	—		—	—		5	1.99
Asset backed securities		47	1.93%		—	—		—	—		338	4.85		385	4.49%

Total		48	1.88%		4	2.69%		—	—		338	4.85%		390	4.46%

Available-for-sale financial assets
Korean treasury and government agencies		948	4.48%		1,364	3.78%		332	3.61%		37	3.30%		2,681	4.00%
Financial institutions		3,901	3.59		2,147	3.40		1	3.10		—	—		6,049	3.52
Corporate		1,444	4.02		2,700	3.71		177	3.46		—	—		4,321	3.80
Asset backed securities		173	5.87		210	5.65		—	—		—	—		383	5.75
Foreign currency bonds		89	2.18		112	1.44		7	6.04		6	3.31		214	1.94

Total		6,555	3.85%		6,533	3.64%		517	3.59%		43	3.30%		13,648	3.74%

Held-to-maturity financial assets
Korean treasury and government agencies		1,569	5.36%		5,991	3.97%		105	5.01%		—	—		7,665	4.27%
Financial institutions		2,662	3.20		904	3.83		20	5.08		35	7.33		3,621	3.40
Corporate		1,530	4.26		5,180	4.10		83	4.10		559	4.61		7,352	4.18
Foreign currency bonds		23	7.18		12	13.04		—	—		1	8.96		36	9.27
Securities loaned		11	4.24		—	—		—	—		—	—		11	4.24

Total		5,795	4.08%		12,087	4.03%		208	4.66%		595	4.78%		18,685	4.08%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity financial assets and the fair value in the case of available-for-sale financial assets and financial assets at fair value through profit or loss).

Risk Concentrations

As of December 31, 2012, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our owners’ equity at such date. As of December 31, 2012, our owners’ equity was ￦18,666 billion.

	As of December 31, 2012
	Book Value		Market Value
	(in billions of Won)
Name of issuer:
Korean government	￦	11,486	￦	11,609
The Bank of Korea		8,622		8,624

Total	￦	20,108	￦	20,233

The Bank of Korea is a Korean government entity.

Funding

We fund our lending and other activities using various sources, both domestic and foreign. Our primary funding strategy is to maintain stable and low-cost funding. We have in the past achieved this in part by increasing the average balances of low-cost customer deposits, in particular demand deposits and savings deposits.

Customer deposits are our principal funding source. Customer deposits accounted for 73.0% of our total funding as of December 31, 2010, 73.7% of our total funding as of December 31, 2011 and 76.6% of our total funding as of December 31, 2012.

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

As of December 31, 2012, approximately 89.9% of our total funding was denominated in Won.

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

	For the year ended December 31,
	2010			2011			2012
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits	￦	7,407	0.27%	￦	10,728	0.26%	￦	12,836	0.28%
Time deposits and savings deposits		150,317	2.87		160,952	3.00		167,503	2.99
Certificates of deposit		8,459	4.30		2,746	4.12		1,595	3.76
Other deposits(2)		17,583	1.55		18,217	1.77		18,507	1.73

Average total deposits	￦	183,766	2.71%	￦	192,643	2.75%	￦	200,441	2.71%

(1)

Average balances are based on daily balances for Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities, and on quarterly balances for all of our other subsidiaries and our special purpose companies.

(2)

Includes foreign currency-denominated deposits, mutual installment deposits and funds deposited by securities brokerage customers of Woori Investment & Securities. Mutual installment deposits are interest-bearing deposits offered by us, which enable customers to become eligible to apply for loans secured by such deposits while they maintain an account with us. In order to qualify to apply for such a loan, a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. Any such loan will be secured in an amount up to the holder’s mutual installment deposit and will be subject to the same loan underwriting policy we apply for other secured loans. For the portion of the loan, if any, that is not secured, we apply the same loan underwriting policy as we would for other unsecured loans.

For a description of our retail deposit products, see “—Business—Consumer Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Consumer Banking—Deposit-Taking Activities.”

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2012, the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had fixed maturities in excess of ￦100 million:

	As of December 31, 2012
	Certificates of Deposit		Other Time Deposits		Mutual Installment Deposits		Total
	(in billions of Won)
Maturing within three months	￦	1,196	￦	39,159	￦	1	￦	40,355
After three but within six months		311		19,980		—		20,292
After six but within 12 months		229		38,124		—		38,354
After 12 months		55		1,999		4		2,058

Total	￦	1,791	￦	99,262	￦	5	￦	101,059

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt, which consist of debentures and borrowings with original maturities exceeding one year, as of December 31, 2012 was as follows:

	Amount
	(in billions of Won)
Due in 2013	￦	12,087
Due in 2014		8,334
Due in 2015		6,976
Due in 2016		2,663
Due in 2017		2,690
Thereafter		3,810

Gross long-term debt		36,560
Less: discount		(54)

Total long-term debt, net	￦	36,506

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less, under IFRS:

	As of and for the year ended December 31,
	2010		2011		2012
	(in billions of Won, except percentages)
Call money
Year-end balance	￦	6,073	￦	4,393	￦	5,784
Average balance(1)		4,908		4,825		3,486
Maximum balance		7,869		5,815		5,784
Average interest rate(2)		2.60%		2.50%		1.60%
Year-end interest rate		0.07~6.20%		0.05~6.20%		0.05~4.35%
Borrowings from the Bank of Korea(3)
Year-end balance	￦	1,223	￦	1,089	￦	958
Average balance(1)		1,407		1,151		923
Maximum balance		1,706		1,286		1,089
Average interest rate(2)		1.30%		1.50%		1.30%
Year-end interest rate		1.25%		1.50%		1.50%
Other short-term borrowings(4)
Year-end balance	￦	12,160	￦	14,282	￦	18,191
Average balance(1)		12,506		14,433		18,080
Maximum balance		14,368		15,664		19,808
Average interest rate(2)		1.69%		1.12%		1.56%
Year-end interest rate		0.51~6.80%		0.10~13.50%		0.55~8.72%

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

In addition, the total sum of the Bank Holding Company Total Credit granted to all of a bank holding company’s major shareholders must not exceed 25% of the bank holding company’s net aggregate equity capital. Furthermore, any bank holding company that, together with its direct and indirect subsidiaries, intends to extend credit to the bank holding company’s major shareholder in an amount equal to or exceeding the lesser of (x) the amount equivalent to 0.1% of the net aggregate equity capital and (y) ￦5 billion, in any single transaction, must obtain prior unanimous board resolutions and then, immediately after providing the credit, must file a report to the Financial Services Commission and publicly disclose the filing of the report.

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

Restrictions on Transactions between a Bank Holding Company and its Major Shareholder

A bank holding company and its direct and indirect subsidiaries may not acquire (including through their respective trust accounts) shares issued by the bank holding company’s major shareholder in excess of 1% of the net aggregate equity capital (as defined above). In addition, if those entities intend to acquire shares issued by that major shareholder in any single transaction equal to or in excess of the lesser of (x) the amount equivalent to 0.1% of the net aggregate equity capital and (y) ￦5 billion, that entity must obtain prior unanimous board resolutions and then, immediately after the acquisition, file a report to the Financial Services Commission and publicly disclose the filing of the report.

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

(2) any same shareholder group where the aggregate assets of all non-financial business companies belonging to that group equals or exceeds ￦2 trillion; or

(3) any mutual fund where a same shareholder group identified in (1) or (2) above owns more than 9% of the total issued and outstanding shares of that mutual fund.

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

Principal Regulations Applicable to Banks

Capital Adequacy

The Bank Act requires nationwide banks, such as Woori Bank, to maintain a minimum paid-in capital of ￦100 billion and regional banks, such as Kyongnam Bank and Kwangju Bank, to maintain a minimum paid-in capital of ￦25 billion. All banks, including foreign bank branches in Korea, are also required to maintain a prescribed solvency position. A bank must also set aside in its legal reserve an amount equal to at least 10% of the net income after tax each time it pays dividends on net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

Under the Bank Act, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of, among others, owners’ equity, capital surplus, retained earnings, hybrid Tier I capital instruments, and gains or losses on foreign exchange as a part of accumulated other comprehensive gains and losses. Tier II capital (supplementary capital) consists of, among others, revaluation reserves, gains on valuation of investment securities (up to certain limits), allowances for credit losses set aside for loans classified as normal or precautionary (up to certain limits), perpetual subordinated debt, cumulative preferred shares (with redemption rights after the fifth anniversary of their date of issuance) and certain other subordinated debt.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These standards were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. All domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%. In September 2012, the Financial Services Commission announced its plans to implement a new set of regulations that will, among other things, require Korean banks to comply with stricter minimum capital ratio requirements beginning in 2013 and additional minimum capital conservation buffer requirements starting in 2016. Under the proposed regulations, Korean banks will be required to maintain a minimum ratio of Tier I common capital (which principally includes equity capital, capital surplus and retained earnings less reserve for credit losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% in 2013, which minimum ratios are to increase to 4% and 5.5%, respectively, in 2014 and 4.5% and 6%, respectively, in 2015. Such requirements would be in addition to the existing requirement of a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%, which will remain unchanged. The proposed regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase to 2.5% by 2019. However, in December 2012, the Financial Services Commission announced that the implementation of the proposed Basel III-related requirements in Korea will be delayed indefinitely pending the implementation of Basel III in the European Union, the United States and other countries.

In November 2002, the Financial Services Commission amended the Enforcement Detailed Rules on the Supervision of the Banking Business to include a more conservative risk-weighting system for certain newly extended home mortgage loans, which set the risk-weighted ratios of Korean banks in respect of home mortgage loans between 50% and 70% depending on the borrower’s debt ratio and whether the home mortgage loans are overdue. In June 2007 and February 2012, the Financial Services Commission further amended the Enforcement Detailed Rules on the Supervision of the Banking Business and, as a result, the following risk-weight ratios must be applied by Korean banks in respect of home mortgage loans from January 1, 2008:

(1) for those banks which adopted a standardized approach for calculating credit risk capital requirements, a risk-weight ratio of 35% and, with respect to certain high-risk home mortgage loans (such as bullet loans or amortized loans with grace periods), 50%; and

(2) for those banks which adopted an internal ratings-based approach for calculating credit risk capital requirements, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined under the Enforcement Detailed Rules on the Supervision of the Banking Business.

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

The Bank Act also provides for certain restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10% (or 15% in the case of regional banks) in the aggregate of the bank’s total issued voting shares; or

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued voting shares (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as described below), where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act. Non-financial business group companies primarily consist of: (i) any single shareholding group whose non-financial company assets comprise no less than 25% of its aggregate net assets; (ii) any single shareholding group whose non-financial company assets comprise no less than ￦2 trillion in aggregate; or (iii) any mutual fund of which any single shareholding group identified in (i) or (ii) above, owns more than 9% of the total issued and outstanding shares.

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

(i)	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to that borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits), unless the loan exposure to that group is not more than ￦4 billion;

(ii)	the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than ￦1 billion as a result of that financial incident, or the governor of the Financial Supervisory Service has made a public announcement regarding the incident; and

(iii)	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the loss is not more than ￦1 billion.

Restrictions on Lending

Pursuant to the Bank Act, commercial banks may not provide:

•	loans directly or indirectly secured by a pledge of a bank’s own shares;

•	loans directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

•

loans to any of the bank’s officers or employees, other than petty loans of up to ￦20 million in the case of a general loan, ￦50 million in the case of a general loan plus a housing loan or ￦60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; or

•	loans to any officers or employees of a subsidiary corporation of the bank, other than general loans of up to ￦20 million or general and housing loans of up to ￦50 million in the aggregate.

Recent Regulations Relating to Retail Household Loans

The Financial Services Commission implemented a number of changes in recent years to the mechanisms by which a bank evaluates and reports its retail household loan balances and has proposed implementing further changes. Due to a rapid increase in the number of loans secured by homes and other forms of housing, the Financial Services Commission and the Financial Supervisory Service have implemented regulations designed to curtail extension of new or refinanced loans secured by housing, including the following:

•

as to loans secured by collateral of housing (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 60%;

•

as to loans secured by collateral of housing (including apartments) located in areas of excessive investment or housing (excluding apartments) located in areas of high speculation, in each case as designated by the Korean government, (i) the loan-to-value ratio for loans with a maturity of not more than three years should not exceed 50% and (ii) the loan-to-value ratio for loans with a maturity of more than three years should not exceed 60%;

•	as to loans secured by apartments located in areas of high speculation as designated by the Korean government,

(i)	the loan-to-value ratio for loans with a maturity of not more than ten years should not exceed 40%; and

(ii)	the loan-to-value ratio for loans with a maturity of more than ten years should not exceed (a) 40%, if the price of such apartment is over ￦600 million, and (b) 60%, if the price of such apartment is ￦600 million or lower;

•

as to loans secured by apartments with appraisal value of more than ￦600 million in areas of high speculation as designated by the Korean government or certain metropolitan areas designated as areas of excessive investment by the Korean government, the borrower’s debt-to-income ratio (calculated as (i) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such apartment(s) and (y) the interest on other debts of the borrower over (ii) the borrower’s annual income) should not exceed 40%;

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

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the KDIC on a quarterly basis. The rate is determined under the Enforcement Decree to the Depositor Protection Act, and may not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.02% of insurable deposits for each quarter. If the KDIC makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The KDIC insures a maximum of ￦50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits. Certain banks governed by the Bank Act, including our commercial banking subsidiaries, are also required by the Deposit Insurance Act to pay a special contribution of 0.025% of average deposits for each quarter as repayment of the governmental funding provided to such banks in the wake of the financial crisis in Korea in the late 1990s. The Depositor Protection Act requires such special contribution to be paid until 2027.

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

Credit Card Business

General

In order to enter the credit card business, a company must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on June 1, 2012, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. Credit card companies, including our wholly-owned subsidiary, Woori Card, are regulated by the Financial Services Commission and the Financial Supervisory Service.

Disclosure and Reports

Pursuant to the Specialized Credit Financial Business Act, a credit card company is required to disclose on a periodic and on-going basis certain material matters and events. In addition, a credit card company must submit its business reports with respect to its results of operations to the Governor of the Financial Supervisory Service within one month from the end of each quarter.

Lending Ratio in Ancillary Business

Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act, a credit card company must maintain an aggregate quarterly average outstanding lending balance to credit cardholders (including cash advances and credit card loans, but excluding restructured loans) no greater than the sum of (i) its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services and (ii) the aggregate quarterly debit card transaction volume.

Restrictions on Funding

Pursuant to the Specialized Credit Finance Business Act and regulations thereunder, a credit card company must ensure that its total assets do not exceed an amount equal to six times its equity capital. However, if a credit card company is unable to comply with such limit upon the occurrence of unavoidable events, such as drastic changes in the domestic and global financial markets, such limit may be adjusted through a resolution of the Financial Services Commission.

Risk of Loss Due to Lost, Stolen, Forged or Altered Credit Cards

Under the Specialized Credit Financial Business Act, a credit card company is liable for any losses arising from the unauthorized use of credit cards or debit cards after it has received notice from the cardholder of the loss or theft of the card, and is also liable for any unauthorized use during the period beginning 60 days before it receives notice of the loss or theft from the cardholder.

However, if the credit card company has entered into agreements which allow it to transfer all or part of its burden of liability for loss or theft of credit cards to holders of the credit cards, then the company may transfer the liability to those holders of the credit cards in accordance with the terms and conditions of the agreements. Even in such case, the risk of liability cannot be transferred to the holders of the credit cards if there was no willful misconduct or negligence attributable to the holders of the credit cards, such as in the case where the cardholder’s password was disclosed under irresistible force or threat to the cardholder’s or his/her relative’s life or health.

A credit card company is also liable for any loss arising from the use of forged or altered credit cards, debit cards or pre-paid cards. However, if the company has entered into an agreement allowing it to transfer all or part of its burden of liability for loss or theft of the credit card, debit card, or pre-paid card to the holder of the credit card, debit card, or pre-paid card, and it has proved willful misconduct or gross negligence of the holder of the credit card, debit card, or pre-paid card, then the credit card company may transfer the liability to such holder of the credit card, debit card, or pre-paid card in accordance with the terms and conditions of the agreement. For these purposes, willful misconduct or gross negligence means either disclosure of the cardholder’s password, or the transfer of the credit card or debit card, or providing such credit card or debit card as security, all through willful misconduct or gross negligence.

Any agreement between a credit card company and a cardholder allowing the transfer of burden of liability for the loss, theft, forgery or alteration of credit cards, debit cards, or pre-paid cards, as applicable, will be effective only if it is in writing, and an act of gross negligence by the cardholder will be acknowledged as such only if it is expressly provided as falling under such act in the agreement.

Each credit card company must institute appropriate measures to fulfill these obligations, such as establishing allowances for credit losses, purchasing insurance or joining a cooperative association.

Pursuant to the Specialized Credit Financial Business Act, the Financial Services Commission may either restrict the limit or take other necessary measures against the credit card company with respect to such matters as the maximum limits on the amount per credit card, details of credit card terms and conditions, management of credit card merchants and collection of claims, including the following:

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

Issuance of New Cards and Solicitation of New Card Holders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a credit card company may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 20 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the registered bank engaging in the credit card business; and

•

in the case of minors who are at least 18 years and younger than 20 years, persons who submit documents evidencing employment as of the date of the credit card application, such as an employment certificate, or persons for whom the issuance of a credit card is necessitated by governmental policies, such as financial aid.

In addition, a credit card company may not solicit credit card members by:

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

Compliance Rules on Collection of Receivable Claims

Pursuant to Supervisory Regulation on the Specialized Credit Financial Business, a credit card company may not:

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

(2)	In April 2013, we spun off the credit card business of Woori Bank into a newly established wholly-owned subsidiary, Woori Card.

Our largest subsidiary is Woori Bank, the assets of which represented approximately 71.3% of our total assets as of December 31, 2012. The following table identifies each of our major subsidiaries and their contributions to our total assets and net income as of and for the year ended December 31, 2011 (after allocating eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system for assets and net income in proportion to total assets and absolute net income, respectively):

	As of or for the year ended December 31, 2012
	Total Assets(1)			Net Income(2)
	Amount		% of Total
	(in billions of Won, except percentages)
Subsidiary
Woori Bank(3)	￦	232,136	71.3%	￦	1,107
Kyongnam Bank		27,135	8.3		136
Kwangju Bank		17,479	5.4		104
Others		48,956	15.0		451

Total	￦	325,706	100.0%	￦	1,798

(1)

After allocating eliminations of ￦21,204 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of segment assets before eliminations to total assets before eliminations. See Note 5 of the notes to our consolidated financial statements.

(2)

After allocating a loss of ￦556 billion representing inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of absolute segment net income to the sum of the absolute net income of all segments.

(3)	Prior to the spin-off of its credit card business into Woori Card, which was effected in April 2013.

The following is a summary of the activities of our principal subsidiaries:

Woori Bank

Established in December 1998, Woori Bank (formerly known as Hanvit Bank) was formed as a result of the merger of two nationwide commercial banks, the Commercial Bank of Korea (established in 1899) and Hanil Bank (established in 1932). Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. As of December 31, 2012, Woori Bank was the second-largest commercial bank in Korea based upon total assets (including loans) and deposits. As of December 31, 2012, Woori Bank had approximately 18 million customers, with 993 branches nationwide.

Kyongnam Bank

Established in April 1970, Kyongnam Bank is a regional commercial bank that provides financial services in Changwon and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2012, Kyongnam Bank had approximately two million customers, with 162 branches throughout southeastern Korea and Seoul.

Kwangju Bank

Established in September 1968, Kwangju Bank is a regional commercial bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering various deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers. As of December 31, 2012, Kwangju Bank had approximately three million customers, with 153 branches throughout southwestern Korea and Seoul.

Other Subsidiaries

The following table provides summary information regarding our other significant consolidated subsidiaries (other than special purpose companies) as of or for the year ended December 31, 2012:

Subsidiary	Percentage of Ownership(1)	Total Assets	Stockholders’ Equity	Operating Revenue	Net Income
	(in millions of Won)
Woori Asset Management Co., Ltd.	100.0%	80,095	63,827	31,845	979
Woori Private Equity Co., Ltd.	100.0%	1,559,318	55,873	213,360	(17,940)
Woori F&I Co., Ltd.	100.0%	1,748,298	279,625	154,367	45,923
Woori FG Savings Bank	100.0%	1,598,619	156,244	82,742	(19,772)
Woori FIS Co., Ltd	100.0%	334,878	41,266	308,325	(4,458)
Woori Financial Co., Ltd.	52.0%	3,537,592	372,070	347,411	53,073
Woori Finance Research Institute Co., Ltd	100.0%	4,156	2,593	—	(407)
Woori Investment & Securities Co., Ltd.	37.9%	24,821,505	3,453,508	3,498,567	121,671

(1)	Including both direct and indirect ownership.

In addition, in April 2013, we spun off the credit card business of Woori Bank into a newly established wholly-owned subsidiary, Woori Card.

Item 4D.	Property, Plants and Equipment

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

As of December 31, 2012, we had a network of 1,308 banking branches in Korea. With respect to Woori Bank, approximately 261 of its branches are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Hong Kong, Russia, Indonesia and Brazil and branches, agencies and representative offices in Asia, the United States and Europe. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us as of December 31, 2012 was ￦3,186 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse economic conditions in Korea and globally from the second half of 2008, have generally led to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2012, we recorded charge-offs of ￦821 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of ￦758 billion in 2011. In light of the difficult financial condition and liquidity position of small- and medium-sized enterprises in Korea since the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. The rapid growth in consumer loans, together with adverse economic conditions since the second half of 2008, have generally led to increasing delinquencies and a deterioration in asset quality. In 2012, we recorded charge-offs of ￦190 billion and bad debt expenses of ￦242 billion in respect of our consumer loan portfolio, compared to charge-offs of ￦89 billion and bad debt expenses of ￦158 billion in 2011. In June 2011, the Korean government announced a set of policy objectives to curtail the rapid growth of consumer lending by commercial banks, consumer finance companies and other financial institutions, as well as measures to encourage the increased use of fixed interest rates in consumer lending and to strengthen the protection of retail borrowers. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2013 and beyond remain uncertain. Starting in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the financial difficulties affecting many governments worldwide, in particular in Cyprus, Greece, Spain, Italy and Portugal. In addition, recent political and social instability in various countries in the Middle East and Northern Africa, including in Egypt, Libya, Syria and Yemen, have resulted in volatility and uncertainty in the global energy markets. Any of these or other developments could potentially trigger another financial and economic crisis. Furthermore, in recent months, the Chinese economy has begun to show signs of a potential slowdown, including decreased gross domestic product growth rates in the first and second quarters of 2012 and falling real estate price levels in certain urban areas. In response, the Chinese government has implemented stimulus measures, including a decrease in the benchmark interest rate for deposits and loans as announced by the People’s Bank of China in June 2012, but the overall impact of such stimulus measures remains uncertain. Although China’s economy began to show signs of recovery in the fourth quarter of 2012, factors such as falling real estate price levels, excess liquidity and China’s reliance on investment-driven growth may lead to an economic correction. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products (although we do not currently have material exposures to Cyprus, Greece, Spain, Italy and other countries in Europe which are facing financial difficulties, in the form of sovereign debt or otherwise). Since the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in jointly controlled entities and associates.

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, increases in inflation rates, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2013 and for the foreseeable future remains uncertain.

Acquisitions

We acquired certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank in March 2011 and Solomon Savings Bank in September 2012 through our wholly owned subsidiary Woori FG Savings Bank, and injected ￦110 billion of new capital in March 2011 and an additional ￦100 billion of new capital in September 2012 into Woori FG Savings Bank.

Basel III

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II, which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision will begin phasing in the new set of measures, referred to as Basel III, from 2013. In September 2012, the Financial Services Commission announced its plans to implement a new set of regulations that will, among other things, require Koreans banks to comply with stricter minimum capital ratio requirements beginning in 2013 and additional minimum capital conservation buffer requirements from 2016. Under the proposed regulations, Korean banks will be required to maintain a minimum ratio of Tier I common capital (which principally includes equity capital, capital surplus and retained earnings less reserve for credit losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from 2013, with such minimum ratios being increased to 4.0% and 5.5%, respectively, from 2014 and 4.5% and 6.0%, respectively, from 2015. Such requirements would be in addition to the existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital reductions) to risk-weighted assets of 8.0%, which will remain unchanged. The proposed regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase to 2.5% by 2019. However, in December 2012, the Financial Services Commission announced that the implementation of the proposed Basel III-related requirements in Korea will be delayed indefinitely pending the implementation of Basel III in the European Union, the United States and other countries. Accordingly, the timing and scope of implementation of the Basel III measures described above in Korea, as well as other Basel III measures such as introduction of a countercyclical buffer, leverage ratio and liquidity coverage ratio, remain uncertain. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

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

	June 30, 2008		Dec. 31, 2008		June 30, 2009		Dec. 31, 2009		June 30, 2010		Dec. 31, 2010		June 30, 2011		Dec. 31, 2011		June 30, 2012		Dec. 31, 2012(4)
KOSPI		1,674.92		1,124.47		1,390.07		1,682.77		1,698.29		2,051.0		2,100.69		1,825.12		1,854.01		1,997.05
￦/US$ exchange rates(1)	￦	1,046.8	￦	1,262.00	￦	1,273.5	￦	1,163.7	￦	1,273.5	￦	1,163.7	￦	1,066.3	￦	1,158.5	￦	1,141.17	￦	1,063.24
Corporate bond rates(2)		6.9%		8.1%		5.6%		5.7%		5.0%		4.3%		4.5%		4.2%		3.9%		3.4%
Treasury bond rates(3)		5.9%		3.4%		4.2%		4.4%		3.9%		3.4%		3.8%		3.3%		3.3%		2.8%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.
(4)	As of December 28, 2012, the last day of trading for the KRX KOSPI Market in 2012.

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

Impairment of Loans and Allowance for Credit Losses

We evaluate our loans and receivables portfolio for impairment on an ongoing basis. We have established allowances for credit losses, which are available to absorb probable losses that have been incurred in our loans and receivables portfolio as of the date of the statement of financial position. If we believe that additions or changes to the allowance for credit losses are required, we record bad debt expenses (as part of our impairment loss for credit loss), which are treated as charges against current income. Loan exposures that we deem to be uncollectible, including actual loan losses, net of recoveries of previously written-off amounts, are charged directly against the allowance for credit losses.

Our accounting policies for losses arising from the impairment of loans and receivables and our allowance for credit loss are described in Notes 2-(9)-6) and 3-(4) of the notes to our consolidated financial statements. We base the level of our allowance for credit losses on an evaluation of the risk characteristics of our loan portfolio. The evaluation considers factors such as historical loss experience, the financial condition of our borrowers and current economic conditions.

Our allowance for credit losses represents our management’s best estimate of losses incurred in the loans and receivables portfolio as of the date of the statement of financial position. Our management is required to exercise judgment in making assumptions and estimates when calculating the allowance for credit losses on both individually and collectively assessed loans and advances.

The determination of the allowance required for loans and receivables that are deemed to be individually significant often requires the use of considerable management judgment concerning such matters as economic conditions, the financial performance of the counterparty and the value of any collateral held for which there may not be a readily accessible market. Once we have identified loans and receivables as impaired, we generally value them based on the present value of expected future cash flows discounted at the original effective interest rate of the applicable loan or receivable and compare such present value against the carrying amount of such loan or receivable, which amount is subject to various estimates by our management such as the operating cash flow of the borrower, net realizable value of any collateral held and the timing of anticipated receipts. The actual amount of the future cash flows and their timing may differ from the estimates used by our management and consequently may cause actual losses to differ from the reported allowances.

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

Our consolidated financial statements for the year ended December 31, 2012 included a total allowance for credit losses of ￦3,871 billion as of that date. Our total loan charge-offs, net of recoveries, amounted to ￦1,948 billion and we recorded bad debt expenses of ￦2,132 billion in 2012.

We believe that the accounting estimates related to impairment of loans and receivables and our allowance for credit losses are a “critical accounting policy” because: (1) they are highly susceptible to change from period to period because they require us to make assumptions about future default rates and losses relating to our loan portfolio; and (2) any significant difference between our estimated losses on loans and receivables (as reflected in our allowance for credit losses) and actual losses on loans and receivables could require us to take additional bad debt expenses which, if significant, could have a material impact on our profit. Our assumptions about estimated losses require significant judgment because actual losses have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

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

Our consolidated financial statements for the year ended December 31, 2012 included financial assets measured at fair value using a valuation technique of ￦39,095 billion, representing 86.3% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of

￦10,225 billion, representing 92.8% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Our consolidated financial statements for the year ended December 31, 2012 included deferred tax assets and liabilities of ￦155 billion and ￦125 billion, respectively, as of that date.

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

Our consolidated financial statements for the year ended December 31, 2012 included the value of goodwill of ￦132 billion as of that date, including the value of goodwill of ￦63 billion, ￦64 billion and ￦5 billion, related to Woori Financial, Woori FG Savings Bank and others, respectively. Also, during 2012, ￦1 billion of impairment of goodwill, primarily relating to Woori Investment & Securities, was identified.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our interest income:

	Year ended December 31,						Percentage change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Interest income
Due from banks	￦	116	￦	169	￦	269	45.7%	59.2%
Loans		11,877		12,725		12,594	7.1	(1.0)
Financial assets at fair value through profit or loss		695		660		680	(5.0)	3.0
Investment financial assets(1)		1,237		1,360		1,371	9.9	0.8
Other assets		132		131		106	(0.8)	(19.1)

Total interest income		14,057		15,045		15,020	7.0	(0.2)

Interest expense
Deposits		4,976		5,298		5,430	6.5	2.5
Borrowings		728		815		770	12.0	(5.5)
Debentures		1,808		1,551		1,424	(14.2)	(8.2)
Others		118		116		129	(1.7)	11.2

Total interest expense		7,630		7,780		7,753	2.0	(0.3)

Net interest income		6,427		7,264		7,267	13.0	0.0

Net interest margin(2)		2.29%		2.50%		2.38%

(1)	Includes available-for-sale financial assets and held-to-maturity financial assets.
(2)	The ratio of net interest income to average interest-earning assets.

Comparison of 2012 to 2011

Interest income.  Interest income decreased 0.2% from ￦15,045 billion in 2011 to ￦15,020 billion in 2012 primarily as a result of a 1.0% decrease in interest on loans, which was largely offset by a 59.2% increase in interest on amounts due from banks. The average balance of our interest-earning assets increased 4.9% from ￦290,771 billion in 2011 to ￦304,958 billion in 2012, principally due to the growth in our loan portfolio. The effect of this increase was more than offset by a 24 basis point decrease in average yields on our interest-earning assets from 5.17% in 2011 to 4.93% in 2012, which reflected a decrease in the general level of interest rates in Korea in 2012.

The 1.0% decrease in interest on loans from ￦12,725 billion in 2011 to ￦12,594 billion in 2012 was primarily due to:

•

a 27 basis point decrease in average yields on commercial and industrial loans from 6.15% in 2011 to 5.88% in 2012, which was partially offset by a 2.1% increase in the average volume of such loans from ￦100,205 billion in 2011 to ￦102,283 billion in 2012;

•

a 9.4% decrease in the average volume of other commercial loans from ￦15,602 billion in 2011 to ￦14,138 billion in 2012, which was enhanced by a 48 basis point decrease in average yields on such loans from 4.90% in 2011 to 4.42% in 2012; and

•

a 1.4% decrease in the average volume of general purpose household loans (including home equity loans) from ￦69,954 billion in 2011 to ￦69,001 billion in 2012, which was enhanced by a 4 basis point decrease in average yields on such loans from 5.34% in 2011 to 5.30% in 2012.

The effect of the above decreases was partially offset by a 54.7% increase in the volume of the mortgage loans from ￦8,643 billion in 2011 to ￦13,374 billion in 2012, which in turn was partially offset by a 15 basis point decrease in the average yields on such loans from 5.23% in 2011 to 5.08% in 2012.

The average yields for commercial and industrial loans, other commercial loans, general purpose household loans (including home equity loans) and mortgage loans decreased mainly as a result of the decrease in the general level of interest rates in Korea in 2012. The increase in the average volume of commercial and industrial loans was primarily due to an increase in demand for working capital loans, reflecting increased demand from large corporate borrowers. The decrease in the average volume of other commercial loans reflected a decrease in our purchases of privately placed bonds and bonds bought under repurchase agreements, which was primarily due to a decrease in demand for such loans from large corporate borrowers. The decrease in the average volume of general purpose household loans (including home equity loans) mainly reflected decreased demand for such loans among consumers in light of the continuing uncertainty in the Korean economy. The increase in the average volume of mortgage loans primarily reflected increased general demand for such loans from customers, including to finance home rentals in light of a continuing increase in rent levels (particularly key money deposit levels under the “jeonsae” system) in the Korean housing market in 2012, as well as a temporary increase in demand for such loans in the fourth quarter of 2012 in connection with the scheduled expiration of a temporary tax exemption on housing purchases in 2012 (which exemption was subsequently extended until June 30, 2013 in March 2013).

Overall, the average volume of our loans increased 2.8% from ￦214,132 billion in 2011 to ￦220,096 billion in 2012, and the average yields on our loans decreased 22 basis points, from 5.94% in 2011 to 5.72% in 2012.

The 59.2% increase in amounts due from banks was primarily due to a 40 basis point increase in the average yield on such amounts from 1.59% in 2011 to 1.99% in 2012, which was primarily due to an increase in the proportion of time deposits and deposits with Bank of Korea’s monetary stabilization accounts in our amounts due from banks, which typically offer higher yields compared to other types of amounts due from banks. The effect of such increase was enhanced by a 27.2% increase in the volume of such amounts from ￦10,615 billion in 2011 to ￦13,505 billion in 2012, which reflected an increase in our deposits with the Bank of Korea’s monetary stabilization accounts in accordance with the Korean government’s policy guidelines to manage excess market liquidity.

Our financial assets portfolio consists primarily of investment financial assets, of which a majority was debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Bank of Korea, the Korea Development Bank and the KDIC), as well as financial assets at fair value through profit or loss.

Interest on financial assets at fair value through profit or loss increased 3.0% from ￦660 billion in 2011 to ￦680 billion in 2012, mainly as a result of a 17.8% increase in the average balance of such assets from ￦18,287 billion in 2011 to ￦21,534 billion in 2012, which was substantially offset by a 45 basis point decrease in average yields on such assets from 3.61% in 2011 to 3.16% in 2012. The increase in the volume of financial assets at fair value through profit or loss mainly reflected an increase in our purchase of debt securities issued by the Korean government. The decrease in average yields on financial assets at fair value through profit or loss was primarily due to an increase in the proportion of such debt securities we held as financial assets at fair value through profit or loss, which typically offer lower yields compared to other types of such financial assets held by us.

Interest on investment financial assets increased 0.8% from ￦1,360 billion in 2011 to ￦1,371 billion in 2012, mainly as a result of a 22 basis point increase in average yields on such assets from 3.64% in 2011 to 3.86% in 2012, which was substantially offset by a 4.8% decrease in the average balance of such assets from ￦37,359 billion in 2011 to ￦35,553 billion in 2012. The increase in average yields on investment financial assets was primarily due to an increase in the proportion of corporate bonds we held as available-for-sale financial assets, which typically offer higher yields compared to other types of such assets held by us, in our investment financial assets portfolio. The decrease in the volume of investment financial assets mainly reflected a decrease in the volume of debt securities issued by the Korean government we held as held-to-maturity financial assets due primarily to the maturity of such securities.

Interest expense.  Interest expense decreased 0.3% from ￦7,780 billion in 2011 to ￦7,753 billion in 2012, primarily due to an 8.2% decrease in interest expense on debentures. Such decrease was offset in part by a 2.5%

increase in interest expense on deposits. The average balance of interest-bearing liabilities increased 3.3% from ￦271,876 billion in 2011 to ￦280,872 billion in 2012, principally due to an increase in the average balance of deposits. The effect of this increase was partially offset by a decrease of 10 basis points in the average cost of interest-bearing liabilities from 2.86% in 2011 to 2.76% in 2012, which was driven mainly by a decrease in the average cost of debentures and other interest-bearing liabilities.

The 8.2% decrease in interest expense on debentures from ￦1,551 billion in 2011 to ￦1,424 billion in 2012 mainly resulted from a 6.1% decrease in the average balance of debentures from ￦30,433 billion in 2011 to ￦28,581 billion in 2012. The effect of such decrease was enhanced by a 12 basis point decrease in the average cost of debentures from 5.10% in 2011 to 4.98% in 2012. The decrease in the average volume of debentures mainly reflected a decrease in debentures in local currency due to the maturity in 2012 of a large amount of such previously issued debentures, while the decrease in the average cost of debentures was primarily attributable to the maturity and repayment of higher interest rate debentures previously issued by us.

The 2.5% increase in interest expense on deposits from ￦5,298 billion in 2011 to ￦5,430 billion in 2012 was primarily due to a 3.7% increase in interest expense on time and savings deposits from ￦4,835 billion in 2011 to ￦5,013 billion in 2012, the effect of which was partially offset by a 46.9% decrease in interest expense on certificates of deposit from ￦113 billion in 2011 to ￦60 billion in 2012.

The increase in interest expense on time and savings deposits resulted from a 4.1% increase in the average balance of such deposits from ￦160,952 billion in 2011 to ￦167,503 billion in 2012, while the average cost of such deposits remained relatively stable at 2.99% in 2012 compared to 3.00% in 2011. The increase in the average balance of time and savings deposits was attributable mainly to customers’ continuing preference for low-risk financial products and institutions in Korea in light of the continuing uncertainty in financial markets.

The decrease in interest expense on certificates of deposit resulted from a 41.9% decrease in the average balance of such deposits from ￦2,746 billion in 2011 to ￦1,595 billion in 2012, the effect of which was enhanced by a 36 basis point decrease in the average cost of such deposits from 4.12% in 2011 to 3.76% in 2012. The decrease in the average balance of certificates of deposits was principally due to our continuing efforts to convert our certificates of deposit into other deposits in order to comply with new loan-to-deposit ratio requirements set by the Financial Supervisory Service, which exclude certificates of deposit from the calculation of total deposits for purposes of determining compliance with such ratio requirements. The decrease in the average cost of certificates of deposit was mainly due to the decrease in the general level of interest rates in Korea in 2012.

Overall, the average volume of our deposits increased by 4.0% from ￦192,643 billion in 2011 to ￦200,441 billion in 2012, while the average cost of our deposits decreased by 4 basis points from 2.75% in 2011 to 2.71% in 2012.

Net interest margin.  Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 2.50% in 2011 to 2.38% in 2012, as our net interest income remained stable at ￦7,267 billion in 2012 compared to ￦7,264 billion in 2011, while the average balance of our interest-earning assets increased 4.9% from ￦290,771 billion in 2011 to ￦304,958 billion in 2012. The growth in average interest-earning assets outpaced a 3.3% increase in average interest-bearing liabilities from ￦271,876 billion in 2011 to ￦280,872 billion in 2012, while the decrease in interest income was offset by the decrease in interest expense, resulting in a stable net interest income. The decrease in net interest margin was driven mainly by a decrease in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, from 2.31% in 2011 to 2.19% in 2012. The decrease in our net interest spread reflected a larger decrease in the average yield on our interest-earning assets compared to the decrease in the average cost of our interest-bearing liabilities from 2011 to 2012, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of the lower interest rate environment in Korea in 2012.

Comparison of 2011 to 2010

Interest income.  Interest income increased 7.0% from ￦14,057 billion in 2010 to ￦15,045 billion in 2011, primarily as a result of a 7.1% increase in interest on loans and a 9.9% increase in interest on investment financial assets. The average balance of our interest-earning assets increased 3.8% from ￦280,120 billion in 2010 to ￦290,771 billion in 2011, principally due to the growth in our loan portfolio. The effect of this increase was enhanced by a 15 basis point increase in average yields on our interest-earning assets from 5.02% in 2010 to 5.17% in 2011, which reflected an increase in the general level of interest rates in Korea in 2011.

The 7.1% increase in interest on loans from ￦11,877 billion in 2010 to ￦12,725 billion in 2011 was primarily due to:

•

a 24 basis point increase in average yields on commercial and industrial loans from 5.91% in 2010 to 6.15% in 2011, which was enhanced by a 2.8% increase in the average volume of such loans from ￦97,487 billion in 2010 to ￦100,205 billion in 2011;

•

an 82.0% increase in the average volume of mortgage loans from ￦4,748 billion in 2010 to ￦8,643 billion in 2011, which was enhanced by a 7 basis point increase in average yields on such loans from 5.16% in 2010 to 5.23% in 2011; and

•

a 27 basis point increase in average yields on general purpose household loans (including home equity loans) from 5.07% in 2010 to 5.34% in 2011, which was partially offset by a 0.3% decrease in the average volume of such loans from ￦70,132 billion in 2010 to ￦69,954 billion in 2011.

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

Overall, the average volume of our loans increased 4.5% from ￦204,860 billion in 2010 to ￦214,132 billion in 2011, and the average yields on our loans also increased 14 basis points, from 5.80% in 2010 to 5.94% in 2011.

Our financial assets portfolio consisted primarily of investment financial assets, of which a majority was debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Bank of Korea, the Korea Development Bank and the KDIC), as well as financial assets at fair value through profit or loss.

The 9.9% increase in interest on investment financial assets from ￦1,237 billion in 2010 to ￦1,360 billion in 2011 was mainly the result of a 34 basis point increase in average yields on such assets from 3.30% in 2010 to 3.64% in 2011, as the average balance of such assets remained relatively steady at ￦37,359 billion in 2011 compared to ￦37,466 billion in 2010. The increase in average yields on investment financial assets was primarily due to an increase in the proportion of corporate bonds we held as held-to-maturity financial assets, which typically feature relatively higher yields compared to other types of held-to-maturity financial assets held by us, in our investment financial assets portfolio.

Interest Expense.  Interest expense increased 2.0% from ￦7,630 billion in 2010 to ￦7,780 billion in 2011, primarily due to a 6.5% increase in interest expense on deposits. Such increase was offset in part by a 14.2% decrease in interest expense on debentures. The average balance of interest-bearing liabilities increased 3.4% from ￦262,818 billion in 2010 to ￦271,876 billion in 2011, principally due to an increase in the average balance of deposits. The effect of this increase was partially offset by a decrease of 4 basis points in the average cost of interest-bearing liabilities from 2.90% in 2010 to 2.86% in 2011, which was driven mainly by a decrease in the average cost of debentures.

The 6.5% increase in interest expense on deposits from ￦4,976 billion in 2010 to ￦5,298 in 2011 was primarily due to an 11.9% increase in interest expense on time and savings deposits from ￦4,320 billion in 2010 to ￦4,835 billion in 2011, the effect of which was partially offset by a 69.0% decrease in interest expense on certificates of deposit from ￦364 billion in 2010 to ￦113 billion in 2011.

The increase in interest expense on time and savings deposits resulted from a 7.1% increase in the average balance of such deposits from ￦150,317 billion in 2010 to ￦160,952 billion in 2011 as well as a 13 basis point increase in the average cost of such deposits from 2.87% in 2010 to 3.00% in 2011. The increase in the average balance of time and savings deposits was attributable mainly to customers’ continuing preference for low-risk financial products and institutions in Korea in light of the volatility in financial markets. The increase in the average cost of time and savings deposits was due to the increase in the general level of interest rates in Korea in 2011.

The decrease in interest expense on certificates of deposit resulted from a 67.5% decrease in the average balance of such deposits from ￦8,459 billion in 2010 to ￦2,746 billion in 2011, the effect of which was enhanced by an 18 basis point decrease in the average cost of such deposits from 4.30% in 2010 to 4.12% in 2011. The decrease in the average balance of certificates of deposits was principally due to our continuing efforts to convert our certificates of deposit into other deposits in order to comply with new loan-to-deposit ratio requirements set by the Financial Supervisory Service, which exclude certificates of deposit from the calculation of total deposits for purposes of determining compliance with such ratio requirements. The decrease in the average cost of certificates of deposit was mainly due to an increase in the relative proportion of short-term certificates of deposit, which have lower interest rates compared to longer-tem certificates of deposit, reflecting customer’s preference for such short-term products in light of the volatility in financial markets.

Overall, the average volume of our deposits increased by 4.8% from ￦183,766 billion in 2010 to ￦192,643 billion in 2011, and the average cost of our deposits increased by 4 basis points from 2.71% in 2010 to 2.75% in 2011.

The 14.2% decrease in interest expense on debentures from ￦1,808 billion in 2010 to ￦1,551 billion in 2011 mainly resulted from an 9.2% decrease in the average balance of debentures from ￦33,523 billion in 2010 to ￦30,433 billion in 2011. The effect of such decrease was enhanced by a 29 basis point decrease in the average cost of debentures from 5.39% in 2010 to 5.10% in 2011. The decrease in the average volume of debentures mainly reflected a decrease in debentures in local currency due to the maturity in 2011 of a large amount of such previously issued debentures, while the decrease in the average cost of debentures was primarily attributable to the maturity and repayment of higher interest rate debentures previously issued by us.

Net interest margin.  Our overall net interest margin increased from 2.29% in 2010 to 2.50% in 2011, as a 13.0% increase in our net interest income from ￦6,427 billion in 2010 to ￦7,264 billion in 2011 outpaced a 3.8% increase in the average balance of our interest-earning assets from ￦280,120 billion in 2010 to ￦290,771 billion in 2011. The growth in average interest-earning assets outpaced a 3.4% increase in average interest-bearing liabilities from ￦262,818 billion in 2010 to ￦271,876 billion in 2011, while the increase in interest income more than offset the increase in interest expense, resulting in an increase in net interest income. The magnitude of this increase was enhanced by an increase in our net interest spread from 2.12% in 2010 to 2.31% in 2011. The increase in our net interest spread reflected an increase in the average yield of our interest-earning assets coupled with a decrease in the average cost of our interest-bearing liabilities from 2010 to 2011.

Impairment Losses on Credit Loss

Impairment losses on credit loss include bad debt expenses, provision for guarantees and provision for unused commitments, in each case net of reversal of provisions.

Comparison of 2012 to 2011

Our impairment losses on credit loss decreased by 6.5% from ￦2,269 billion in 2011 to ￦2,121 billion in 2012, primarily due to a change in net provisions for guarantees from net provisions of ￦140 billion in 2011 to a net reversal of provisions of ￦35 billion in 2012. Such change reflected a 70.1% decrease in provisions for guarantees from ￦157 billion in 2011 to ￦47 billion in 2012, which was mainly attributable to a decrease in the demand for guarantees, including from our corporate customers in the Korean shipbuilding industry.

Our bad debt expenses, net of reversal of allowance for credit losses, decreased 1.4% from ￦2,163 billion in 2011 to ￦2,132 billion in 2012, mainly as a result of a decrease in our credit exposure to real estate project financing loans in 2012 compared 2011.

Our loan charge-offs, net of recoveries, decreased 14.0% from ￦2,264 billion in 2011 to ￦1,948 billion in 2012, primarily due to smaller charge-offs of loans to small- and medium-sized enterprise borrowers.

Comparison of 2011 to 2010

Our impairment losses on credit loss decreased by 21.0% from ￦2,873 billion in 2010 to ￦2,269 billion in 2011, primarily due to a decrease in bad debt expenses. Our bad debt expenses, net of reversal of allowance for credit losses, decreased 24.6% from ￦2,869 billion in 2010 to ￦2,162 billion in 2011, as higher bad debt expenses resulting from increased loan loss provisioning by us in connection with the restructuring (in the form of workout, liquidation or court receivership) in 2010 of 65 companies selected by various Korean financial institutions, including us, were not repeated in 2011. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to Korean construction and shipbuilding companies, and financial difficulties of these companies may adversely impact us.”

Our loan charge-offs, net of recoveries, increased 69.3% from ￦1,338 billion in 2010 to ￦2,264 billion in 2011, primarily due to greater charge-offs of loans to small- and medium-sized enterprise borrowers.

Our provisions for guarantees, net of reversal of such provisions, increased 258.1% from ￦39 billion in 2010 to ￦140 billion in 2011, due primarily to an 89.9% decrease in reversal of such provisions from ￦168 billion in 2010 to ￦17 billion in 2011, mainly as a result of significantly increased reclassifications in 2010 of our provisions for guarantees to bad debt expenses, including in connection with the restructuring (in the form of workout, liquidation or court receivership) in 2010 of 65 companies selected by us and various other Korean financial institutions, which were not repeated in 2011.

Allowance for Credit Losses

For information on our allowance for credit losses, see “—Critical Accounting Policies—Impairment of Loans and Allowance for Credit Losses” and “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Allocation and Analysis of Allowances for Credit Losses under IFRS.”

Corporate Loans.

The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2010	2011	2012
Impaired corporate loans as a percentage of total corporate loans(1)	5.4%	3.3%	3.6%
Allowance for credit losses for corporate loans as a percentage of total corporate loans	3.4	2.5	2.3
Allowance for credit losses for corporate loans as a percentage of impaired corporate loans(1)	61.9	76.0	62.6
Net charge-offs as a percentage of total corporate loans	0.9	1.5	1.2

(1)	Impaired corporate loans include loans that have been securitized and are held by Woori F&I, our wholly-owned subsidiary.

During 2012, impaired corporate loans as a percentage of total corporate loans increased due to a deterioration in the overall credit quality of our corporate loans. However, allowance for credit losses for corporate loans as a percentage of total corporate loans and as a percentage of impaired corporate loans decreased during 2012 as the degree of overall impairment of our impaired corporate loans was not as severe in 2012 compared to 2011, resulting in a decrease in the level of our allowance for credit losses for corporate loans.

During 2011, impaired corporate loans and allowance for credit losses for corporate loans, each as a percentage of total corporate loans, decreased due to an improvement in the overall credit quality of our corporate loans through increased sales and charge-offs of impaired loans. However, allowance for credit losses for corporate loans as a percentage of impaired corporate loans increased during 2011 as the decrease in impaired corporate loans, reflecting such improvement in the overall credit quality of our corporate loans in 2011, outpaced the decrease in the level of our allowance for credit losses.

Consumer Loans and Credit Card Balances.

The following table shows, for the periods indicated, certain information regarding our impaired loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2010	2011	2012
Impaired consumer loans as a percentage of total consumer loans	0.4%	0.6%	0.6%
Allowance for credit losses for consumer loans as a percentage of total consumer loans	0.3	0.4	0.4
Allowance for credit losses for consumer loans as a percentage of impaired consumer loans	79.0	63.2	67.4
Net charge-offs of consumer loans as a percentage of total consumer loans	0.1	0.1	0.2

During 2012, impaired consumer loans and allowance for credit losses for consumer loans as a percentage of total consumer loans remained stable. However, allowance for credit losses for consumer loans as a percentage of impaired consumer loans increased, as the degree of overall impairment of our impaired consumer loans (particularly general purpose household loans) became more severe in 2012 compared to 2011, resulting in an increase in the amount of our allowance for credit losses for consumer loans.

During 2011, impaired consumer loans and allowance for credit losses for consumer loans, each as a percentage of total consumer loans increased as a result of an overall deterioration in the asset quality of our consumer loans. However, allowance for credit losses for consumer loans as a percentage of impaired consumer loans decreased, as the increase in our provisioning for consumer loans in 2011 was outpaced by the increase in our impaired consumer loans (particularly general purpose household loans).

The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2010	2011	2012
Impaired credit card balances as a percentage of total credit card balances(1)	1.3%	1.6%	1.6%
Allowance for credit losses for credit card balances as a percentage of total credit card balances(1)	2.9	2.9	2.8
Allowance for credit losses for credit card balances as a percentage of impaired credit card balances(1)	217.2	178.4	177.8
Net charge-offs as a percentage of total credit card balances(1)	1.7	2.4	3.4

(1)	Includes corporate credit card balances.

During 2012, impaired credit card balances as a percentage of total credit card balances remained stable. However, allowance for credit losses for credit card balances as a percentage of impaired credit card balances and as a percentage of total credit card balances decreased slightly, as the degree of overall impairment of our impaired credit card balances was not as severe in 2012 compared to 2011, resulting in a slight decrease in the amount of our provisioning for credit card balances.

During 2011, impaired credit card balances as a percentage of total credit card balances increased due to an overall deterioration in the asset quality of our credit card portfolio. However, allowance for credit losses for credit card balances as a percentage of impaired credit card balances decreased, as the effect of the growth in the amount of our impaired credit card balances, reflecting such deterioration in the asset quality of our credit card portfolio as well as the growth of our overall credit card balances, outpaced the increase in the amount of our provisioning for credit card balances.

Net Fees and Commissions Income

The following table shows, for the periods indicated, the components of our net fees and commissions income:

	Year ended December 31,						Percentage change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Fees and commissions income	￦	1,688	￦	1,774	￦	1,667	5.1%	(6.0)%
Fees and commissions expense		572		579		664	1.2	14.7

Total fees and commissions income, net	￦	1,116	￦	1,195	￦	1,003	7.1	(16.1)

Comparison of 2012 to 2011

Our net fees and commissions income decreased 16.1% from ￦1,195 billion in 2011 to ￦1,003 billion in 2012, as the effect of a 6.0% decrease in fees and commissions income from ￦1,774 billion in 2011 to ￦1,667 billion in 2012 was enhanced by a 14.7% increase in fees and commissions expense from ￦579 billion in 2011 to ￦664 billion in 2012. The 6.0% decrease in fees and commissions income was mainly the result of a 27.1% decrease in brokerage fees from ￦650 billion in 2011 to ￦474 billion in 2012, which reflected a decrease in the volume of fee-earning transactions brokered by Woori Investment & Securities, as the volume of such transactions decreased generally in Korea in 2012. The 14.6% increase in fees and commissions expense was primarily due to a 14.0% increase in credit card commissions paid from ￦385 billion in 2011 to ￦439 billion in 2012, which mainly reflected an increase in the volume of credit card transactions as well as an increase in credit card issuances, as well as a 12.4% increase in fees paid from ￦121 billion in 2011 to ￦136 billion in 2012, which was mainly attributable to an increase in fees paid to legal and other outside service providers, and a 23.0% increase in brokerage commissions paid from ￦61 billion in 2011 to ￦75 billion in 2012 as a temporary waiver of such commissions by the Korea Securities Depositary and the Korea Financial Investment Association in 2011 was not repeated in 2012.

Comparison of 2011 to 2010

Our net fees and commissions income increased 7.1% from ￦1,116 billion in 2010 to ￦1,195 billion in 2011, as a 5.1% increase in fees and commissions income from ￦1,688 billion in 2010 to ￦1,774 billion in 2011 outpaced a 1.2% increase in fees and commissions expense from ￦572 billion in 2010 to ￦579 billion in 2011. The 5.1% increase in fees and commissions income was mainly the result of an 8.7% increase in banking fees from ￦750 billion in 2010 to ￦815 billion in 2011, which reflected increased fees we received in local currency, particularly agency commissions from our bancassurance activities. The 1.2% increase in fees and commissions expense was primarily due to a 4.6% increase in credit card commissions paid from ￦368 billion in 2010 to ￦385 billion in 2011, which mainly reflected an increase in credit card issuances, as well as a 13.1% increase in fees paid from ￦107 billion in 2010 to ￦121 billion in 2011, which was mainly attributable to an increase in fees paid to legal, accounting and other advisory service providers. The effect of such increases was partially offset by a 32.2% decrease in brokerage commissions paid from ￦90 billion in 2010 to ￦61 billion in 2011, reflecting a temporary waiver of such commissions by the Korea Securities Depositary and the Korea Financial Investment Association in 2011.

Net Gain on Financial Assets

The following table shows, for the periods indicated, the components of our net gain on financial assets:

	Year ended December 31,						Percentage change
	2010		2011		2012		2011/2010		2012/2011
	(in billions of Won)						(%)
Gain (loss) on financial assets at fair value through profit or loss, net	￦	39	￦	119	￦	(293)	205.1%		N/M	(1)
Gain (loss) on available-for-sale financial assets, net(2)		1,073		1,073		566	—		(47.3)%
Gain (loss) on held-to-maturity financial assets, net		0		0		0	N/M	(1)	N/M	(1)

Total net gain (loss) on financial assets	￦	1,112	￦	1,192	￦	273	7.2		(77.1)

(1)	N/M = not meaningful.
(2)	Includes impairment losses on available-for-sale financial assets of ￦38 billion in 2010, ￦266 billion in 2011 and ￦147 billion in 2012.

Comparison of 2012 to 2011

Our net gain on financial assets decreased 77.1% from ￦1,192 billion in 2011 to ￦273 billion in 2012, primarily as a result of a 47.3% decrease in net gain on available-for-sale financial assets from ￦1,073 billion in 2011 to ￦566 billion in 2012, the effect of which was enhanced by a change in net gain (loss) on financial assets at fair value through profit or loss from a net gain of ￦119 billion in 2011 to a net loss of ￦293 billion in 2012.

The 47.3% decrease in net gain on available-for-sale financial assets was principally due to a 46.8% decrease in net gain on transaction of available-for-sale securities from ￦1,339 billion in 2011 to ￦713 billion in 2012, as gains of ￦961 realized by us upon our disposal of equity securities of Hyundai Engineering & Construction in 2011 were not repeated in 2012. Such decrease was partially offset by a 44.7% decrease in impairment loss on available-for-sale securities from ￦266 billion in 2011 to ￦147 billion in 2012. The decrease in impairment loss on available-for-sale securities was attributable mainly to a decrease in impairment losses recognized on our holdings of equity securities in 2012 in light of lower market volatility. For further information regarding our net gain on available-for-sale financial assets, see Note 37 of the notes to our consolidated financial statements included elsewhere in this annual report.

The change in our net gain (loss) on financial assets at fair value through profit or loss was principally due to a change in net gain (loss) on valuation and redemption of financial assets designated at fair value through profit or loss, from a net gain of ￦235 billion in 2011 to a net loss of ￦703 billion in 2012, which was offset in part by a change in net gain (loss) on financial assets held for trading from a net loss of ￦115 billion in 2011 to a net gain of ￦410 billion in 2012. The change in net gain (loss) on valuation and redemption of financial assets designated at fair value through profit or loss resulted mainly from a change in net gain (loss) on valuation of other financial assets designated at fair value through profit or loss from a net gain of ￦409 billion in 2011 to a net loss of ￦572 billion in 2012, as well as a 141.5% increase in net loss on transaction of such other financial assets from ￦118 billion in 2011 to ￦285 billion in 2012. The change in net gain (loss) on financial assets held for trading was primarily due to a change in net gain (loss) on valuation of derivatives held for trading from a net loss of ￦152 billion in 2011 to a net gain of ￦212 billion in 2012, driven mainly by a change in net gain (loss) on valuation of equity derivatives from a net loss of ￦223 billion in 2011 to a net gain of ￦386 billion in 2012. The effect of this change was enhanced by an increase in net gain on valuation and disposal of securities held for trading from ￦26 billion in 2011 to ￦208 billion in 2012, driven mainly by a change in net gain (loss) on transaction of such securities from a net loss of ￦28 billion in 2011 to a net gain of ￦169 billion in 2012. For further information regarding our net gain (loss) on financial assets at fair value through profit or loss, see Note 36 of the notes to our consolidated financial statements included elsewhere in this annual report.

Unrealized gains and losses (other than impairment losses) on available-for-sale financial assets are recorded in our statement of financial position as part of accumulated other comprehensive income, under other equity. In 2012, we recognized a net loss on valuation of available-for-sale financial assets of ￦350 billion as part of other comprehensive income (loss) net of tax, principally as a result of decreases in valuation gains on equity securities of SK Hynix, which reflected our disposal of such securities in 2012.

Comparison of 2011 to 2010

Our net gain on financial assets increased 7.2% from ￦1,112 billion in 2010 to ￦1,192 billion in 2011, primarily as a result of a 205.1% increase in net gain on financial assets at fair value through profit or loss from ￦39 billion in 2010 to ￦119 billion in 2011. Such increase was principally due to a change in net gain (loss) on financial assets designated at fair value through profit or loss, from a net loss of ￦402 billion in 2010 to a net gain of ￦235 billion in 2011, which was offset in part by a change in net gain (loss) on financial assets held for trading from a net gain of ￦441 billion in 2010 to a net loss of ￦115 billion in 2011. The change in net gain (loss) on financial assets designated at fair value through profit or loss resulted mainly from a change in net gain (loss) on valuation of other financial assets designated at fair value through profit or loss from a net loss of ￦183 billion in 2010 to a net gain of ￦409 billion in 2011, as well as a decrease in net loss on transaction of such other financial assets from ￦337 billion in 2010 to ￦118 billion in 2011. The change in net gain (loss) on financial assets held for trading was primarily due to a change in net gain (loss) on valuation of derivatives held for trading from a net gain of ￦99 billion in 2010 to a net loss of ￦152 billion in 2011, driven mainly by a change in net gain (loss) on valuation of stock equity derivatives from a net gain of ￦118 billion in 2010 to a net loss of ￦223 billion in 2011, and a decrease in net gain on valuation and disposal of securities held for trading from ￦314 billion in 2010 to ￦26 billion in 2011, driven mainly by a change in net gain (loss) on transaction of such securities from a net gain of ￦245 billion in 2010 to a net loss of ￦28 billion in 2011. For further information regarding our net gain (loss) on financial assets at fair value through profit or loss, see Note 36 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net gain (loss) on available-for-sale financial assets remained relatively constant at ￦1,073 billion in 2010 and 2011, as an increase in net gain on transaction of available-for-sale securities from ￦1,103 billion in 2010 to ￦1,339 billion in 2011 was substantially offset by an increase in impairment losses on such securities from ￦38 billion in 2010 to ￦266 billion in 2011. Such increase in impairment losses was attributable mainly to impairment losses recognized on our holdings of equity securities (including common stock of POSCO) in 2011 in light of continuing market volatility.

Unrealized gains and losses (other than impairment losses) on available-for-sale financial assets are recorded in our statement of financial position as part of accumulated other comprehensive income, under other equity. In 2011, we recognized a net loss on valuation of available-for-sale financial assets of ￦375 billion as part of other comprehensive income (loss) net of tax, principally as a result of decreases in valuation gains on equity securities of Hyundai Engineering & Construction, which reflected our disposal of such securities in 2011.

Net Other Operating Expenses

In 2012, we reclassified certain items which had previously been a part of our other operating income and expenses into other non-operating income and expenses. Such reclassifications have also been reflected retroactively in our consolidated statements of comprehensive income for the years ended December 31, 2010 and 2011. As a result of these reclassifications, other net operating expenses decreased by ￦79,383 million (with a corresponding increase in other non-operating expenses) in 2010 and increased by ￦74,965 million (with a corresponding increase in other non-operating income) in 2011, as compared to the amounts previously reported. These reclassifications did not have an impact on our consolidated net assets and net income.

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year ended December 31,						Percentage change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Other operating income	￦	8,027	￦	8,626	￦	2,977	7.5%	(65.5)%
Other operating expenses		(11,862)		(13,127)		(7,334)	10.7	(44.1)

Total net other operating expenses	￦	(3,835)	￦	(4,501)	￦	(4,357)	17.4	(3.2)

Comparison of 2012 to 2011

Our net other operating expenses decreased 3.2% from ￦4,501 billion in 2011 to ￦4,357 billion in 2012, as the effect of a 44.1% decrease in other operating expenses from ￦13,127 billion in 2011 to ￦7,334 billion in 2012 was partially offset by a 65.5% decrease in other operating income from ￦8,626 billion in 2011 to ￦2,977 billion in 2012.

Other operating income includes principally gain on transaction of foreign exchange, gain on loan sales, gain on valuation of hedging derivatives, gain on fair value of hedged items, gain on transaction of hedging derivatives, gain on translation of foreign exchange, reversal of other provisions and other income. The 65.5% decrease in other operating income was attributable mainly to a 69.9% decrease in gain on transaction of foreign exchange from ￦8,293 billion in 2011 to ￦2,499 billion in 2012. This decrease, which was principally due to lower exchange rate volatility during 2012, was more than offset by a corresponding decrease in loss on transaction of foreign exchange, which is recorded as part of other operating expenses. On a net basis, our net gain on transaction of foreign exchange increased 170.4% from ￦108 billion in 2011 to ￦292 billion in 2012.

Other operating expenses include principally loss on transaction of foreign exchange, administrative expenses (which in turn mainly include short term employee benefits, fringe benefits, rent, and depreciation and amortization, among others), contributions to miscellaneous funds, deposit insurance premiums, loss on loan sales and other expenses. The 44.1% decrease in other operating expenses was primarily the result of a 73.0% decrease in loss on transaction of foreign exchange from ￦8,185 billion in 2011 to ￦2,207 billion in 2012, which reflected lower exchange rate volatility during 2012. This decrease was partially offset by a corresponding decrease in gain on transaction of foreign exchange, which is recorded as part of other operating income as discussed above. The decrease in loss on transaction of foreign exchange was also partially offset by a 4.8% increase in administrative expenses from ￦3,776 billion in 2011 to ￦3,956 billion in 2012, which was attributable mainly to a 34.2% increase in retirement benefit service costs from ￦158 billion in 2011 to ￦212 billion in 2012, principally reflecting an increase in the present value of our retirement benefit obligations in light of the decrease in the general level of interest rates in Korea in 2012.

Comparison of 2011 to 2010

Our net other operating expenses increased 17.4% from ￦3,835 billion in 2010 to ￦4,501 billion in 2011, as the effect of a 10.7% increase in other operating expenses from ￦11,862 billion in 2010 to ￦13,127 billion in the 2011 was partially offset by a 7.5% increase in other operating income from ￦8,027 billion in 2010 to ￦8,626 billion in 2011.

The 7.5% increase in other operating income was attributable mainly to a 9.3% increase in gain on transaction of foreign exchange from ￦7,585 billion in 2010 to ￦8,293 billion in 2011. This increase, which was principally due to higher exchange rate volatility, was more than offset by a corresponding increase in loss on transaction of foreign exchange, which is recorded as part of other operating expenses. On a net basis, our net gain on transaction of foreign exchange decreased 59.1% from ￦264 billion in 2010 to ￦108 billion in 2011.

The 10.7% increase in other operating expenses was primarily the result of an 11.8% increase in loss on transaction of foreign exchange from ￦7,321 billion in 2010 to ￦8,185 billion in 2011, which reflected higher exchange rate volatility. This increase was partially offset by a corresponding increase in gain on transaction of foreign exchange, which is recorded as part of other operating income as discussed above. The increase in loss on transaction of foreign exchange was enhanced by a 14.0% increase in administrative expenses from ￦3,312 billion in 2010 to ￦3,776 billion in 2011, which was attributable mainly to a 16.3% increase in short term employee benefits from ￦1,394 billion in 2010 to ￦1,621 billion in 2011, principally reflecting increased salaries and other short term compensation paid to our employees.

Other Non-operating Income (Expenses)

The following table shows, for the periods indicated, the components of our other non-operating income (expenses):

	Year ended December 31,						Percentage change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Other non-operating income	￦	78	￦	229	￦	176	193.6%	(23.1)%
Other non-operating expenses		(157)		(154)		(182)	(1.9)	18.1

Total net other non-operating income (expenses)	￦	(79)	￦	75	￦	(6)	N/M (1)	N/M	(1)

(1)	N/M = not meaningful.

Comparison of 2012 to 2011

Our net other non-operating income changed from net income of ￦75 billion in 2011 to net expenses of ￦6 billion in 2012, as the effect of a 21.3% decrease in other non-operating income from ￦229 billion in 2011 to ￦176 billion in 2012 was enhanced by an 18.1% increase in other non-operating expenses from ￦154 billion in 2011 to ￦182 billion in 2012.

Other non-operating income includes principally rental income, gain on disposal of investment in jointly controlled entities and associates, gain on disposal of premises and equipment and other assets, reversal of impairment loss on premises and equipment and other assets and others. The 21.3% decrease in other non-operating income was attributable mainly to a 93.1% decrease in gain on disposal of premises and equipment and other assets from ￦72 billion in 2011 to ￦5 billion in 2012. This decrease was principally due to the disposal of our interest in BC Card in 2011 (which had been accounted for as part of our other assets), which was not repeated in 2012.

Other non-operating expenses include principally expenses on investment properties, loss on disposal of investment in jointly controlled entities and associates, loss on disposal of premises and equipment and other assets, impairment loss on premises and equipment and other assets, donations and others. The 18.1% increase in other non-operating expenses was attributable mainly to a 50.0% increase in donations from ￦62 billion in 2011 to ￦93 billion in 2012.

Comparison of 2011 to 2010

Our net other non-operating income changed from net expenses of ￦79 billion in 2010 to net income of ￦75 billion in 2011, as the effect of a 193.6% increase in other non-operating income from ￦78 billion in 2010 to ￦229 billion in 2011 was enhanced by a 1.9% decrease in other non-operating expenses from ￦157 billion in 2010 to ￦154 billion in 2011.

The 193.6% increase in other non-operating income was attributable mainly to an increase in gain on disposal of premises and equipment and other assets from less than ￦1 billion in 2010 to ￦72 billion in 2011. This increase was principally due to the disposal of our interest in BC Card in 2011 (which had been accounted for as part of our other assets).

The 1.9% decrease in other non-operating expenses was attributable mainly to a 48.7% decrease in donations from ￦81 billion in 2010 to ￦62 billion in 2011.

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

Comparison of 2012 to 2011

Income tax expense decreased 33.7% from ￦744 billion in 2011 to ￦493 billion in 2012, mainly as a result of a decrease in our net income before income tax expense. The statutory tax rate was 24.2% in 2011 and 2012. Our effective tax rate was 23.4% in 2011 and 21.5% in 2012. See Note 41 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2011 to 2010

Income tax expense increased 49.4% from ￦498 billion in 2010 to ￦744 billion in 2011, mainly as a result of an increase in our net income before income tax expense. The statutory tax rate was 24.2% in 2010 and 2011. Our effective tax rate was 23.7% in 2010 and 23.4% in 2011. See Note 41 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Income

Due to the factors described above, our net income was ￦1,798 billion in 2012, compared to ￦2,433 billion in 2011 and ￦1,601 billion in 2010.

Results by Principal Business Segment

We compile and analyze financial information for our business segments based upon segment information used by our management for the purposes of resource allocation and performance evaluation. Under IFRS as issued by the IASB, we have five operational business segments: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities and other operations. Historical segment information appearing below for each of Woori Bank, Kyongnam Bank and Kwangju Bank includes their respective credit card operations. In April 2013, we spun off the credit card business of Woori Bank into a newly established wholly-owned subsidiary, Woori Card.

In 2012, we reclassified certain items which had previously been a part of our other operating income and expenses into other non-operating income and expenses. Such reclassifications have also been reflected retroactively in our consolidated statements of comprehensive income for the years ended December 31, 2010 and 2011. As a result of these reclassifications, the operating income of each of our business segments in 2010 and 2011 changed (with corresponding changes in non-operating income (expenses)), as compared to the amounts previously reported. These reclassifications did not have an impact on the net income of our business segments.

The following table shows, for the periods indicated, our results of operations by segment:

	Net income(1) Year ended December 31,						Total operating income(2) Year ended December 31,
	2010		2011		2012		2010		2011		2012
	(in billions of Won)
Woori Bank	￦	1,262	￦	2,069	￦	1,449	￦	1,552	￦	2,593	￦	1,699
Kyongnam Bank		183		196		178		245		263		235
Kwangju Bank		124		136		136		171		182		184
Woori Investment & Securities		238		198		122		313		215		174
Other		244		339		469		(136)		(146)		(81)

Total(3)	￦	2,051	￦	2,938	￦	2,354	￦	2,145	￦	3,107	￦	2,211

(1)	After reflecting the share of profits of jointly controlled entities and associates and income tax expense.
(2)	Comprises net interest income, net non-interest income, administrative expenses and impairment losses on credit losses.
(3)	Before adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Woori Bank

Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea.

	Year ended December 31,						Percentage change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Income statement data
Interest income	￦	10,981	￦	11,659	￦	11,436	6.2%	(1.9)%
Interest expense		5,951		5,931		5,825	(0.3)	(1.8)

Net interest income		5,030		5,728		5,612	13.9	(2.0)

Non-interest income		16,191		16,433		9,903	1.5	(39.7)
Non-interest expense		14,850		15,055		9,261	1.4	(38.5)

Net non-interest income		1,341		1,378		643	2.8	(53.3)

Administrative expenses		2,260		2,549		2,728	12.8	7.0
Impairment losses on credit loss and others(1)		2,560		1,964		1,828	(23.3)	(6.9)

Total other expenses		4,820		4,513		4,556	(6.4)	1.0

Operating income		1,552		2,593		1,699	67.2	(34.5)

Share of profits of jointly controlled entities and associates		39		(24)		28	N/M (2)	N/M (2)
Net non-operating income (expenses)		(53)		90		49	N/M (2)	(45.6)

Net income before tax		1,537		2,659		1,776	73.0	(33.2)

Income tax expense (benefit)		275		590		327	114.6	(44.6)

Net income	￦	1,262	￦	2,069	￦	1,449	64.0	(30.0)

Controlling interest		1,261		2,068		1,448	64.0	(30.0)
Non-controlling interest		1		1		1	—	—

(1)	Consist of impairment losses on credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(2)	N/M = not meaningful.

Comparison of 2012 to 2011

Our net income before tax for this segment decreased 33.2% from ￦2,659 billion in 2011 to ￦1,776 billion in 2012. Net income after tax also decreased 30.0% from ￦2,069 billion in 2011 to ￦1,449 billion in 2012.

Interest income from our Woori Bank operations decreased 1.9% from ￦11,659 billion in 2011 to ￦11,436 billion in 2012, primarily due to a decrease in average yields on interest-earning assets, which was partially offset by an overall increase in the average balance of interest-earning assets. The decrease in average yields on interest-earning assets was attributable mainly to the lower interest rate environment in Korea. The average volume of Woori Bank’s loans on a consolidated basis increased 1.2% from ￦177,102 billion in 2011 to ￦179,267 billion in 2012, primarily as a result of an increase in Woori Bank’s lending to consumers and large corporate borrowers.

Interest expense decreased 1.8% from ￦5,931 billion in 2011 to ￦5,825 billion in 2012. The decrease in interest expense was primarily due to a decrease in the average cost of interest-bearing liabilities, resulting mainly from the lower interest rate environment in Korea as well as the maturity and repayment of higher interest rate debentures previously issued by Woori Bank. This decrease was partially offset by a 2.4% increase in the average volume of interest-bearing liabilities from ￦214,668 billion in 2011 to ￦219,808 billion in 2012, which was mainly attributable to an increase in the average volume of time and savings deposits, reflecting customers’ continuing preference for low-risk financial products and institutions in light of the continuing uncertainty in financial markets in 2012.

Impairment losses on credit loss and others decreased 6.9% from ￦1,964 billion in 2011 to ￦1,828 billion in 2012. The decrease was primarily due to a change in net provisions for guarantees from net provisions of ￦142 billion in 2011 to a net reversal of provisions of ￦25 billion in 2012. Such change reflected a decrease in provisions for guarantees, which was mainly attributable to a decrease in the demand for such guarantees, including from corporate customers in the Korean shipbuilding industry.

Non-interest income decreased 39.7% from ￦16,433 billion in 2011 to ￦9,903 billion in 2012, primarily due to a decrease in gains on transaction of foreign exchange, which mainly reflected decreased exchange rate volatility.

Non-interest expense decreased 38.5% from ￦15,055 billion in 2011 to ￦9,261 billion in 2012, primarily as a result of a decrease in losses on transaction of foreign exchange, which mainly reflected decreased exchange rate volatility.

Administrative expenses increased 7.0% from ￦2,549 billion in 2011 to ￦2,728 billion in 2012, primarily due to an increase in retirement benefit service costs.

Comparison of 2011 to 2010

Our net income before tax for this segment increased 73.0% from ￦1,537 billion in 2010 to ￦2,659 billion in 2011. Net income after tax also increased 64.0% from ￦1,262 billion in 2011 to ￦2,069 billion in 2011.

Interest income from our Woori Bank operations increased 6.2% from ￦10,981 billion in 2010 to ￦11,659 billion in 2011, primarily due to an increase in average yields on interest-earning assets, which was enhanced by an overall increase in the average balance of interest-earning assets. The increase in average yields on interest-earning assets was attributable mainly to the higher interest rate environment in Korea. The average volume of Woori Bank’s loans on a consolidated basis increased 2.6% from ￦172,530 billion in 2010 to ￦177,102 billion in 2011, primarily as a result of an increase in Woori Bank’s lending to consumers and large corporate borrowers.

Interest expense decreased 0.3% from ￦5,951 billion in 2010 to ￦5,931 billion in 2011. The decrease in interest expense was primarily due to a decrease in the average cost of interest-bearing liabilities, resulting mainly from the maturity and repayment of higher interest rate debentures previously issued by Woori Bank. This decrease was partially offset by a 2.3% increase in the average volume of interest-bearing liabilities from ￦209,873 billion in 2010 to ￦214,668 billion in 2011, which was mainly attributable to an increase in the average volume of time and savings deposits, reflecting customers’ continuing preference for low-risk financial products and institutions in light of the volatility in financial markets in 2011.

Impairment losses on credit loss and others decreased 23.3% from ￦2,560 billion in 2010 to ￦1,964 billion in 2011. The decrease was primarily due to higher bad debt expenses resulting from increased loan loss provisioning by Woori Bank in connection with the restructuring (in the form of workout, liquidation or court receivership) in 2010 of 65 companies selected by it and various other Korean financial institutions, which were not repeated in 2011.

Non-interest income increased 1.5% from ￦16,191 billion in 2010 to ￦16,433 billion in 2011, primarily due to an increase in gains on transaction of foreign exchange, which mainly reflected increased volatility.

Non-interest expense increased 1.4% from ￦14,850 billion in 2010 to ￦15,055 billion in 2011, primarily as a result of an increase in losses on transaction of foreign exchange, which mainly reflected increased volatility.

Administrative expenses increased 12.8% from ￦2,260 billion in 2010 to ￦2,549 billion in 2011, primarily due to an increase in short term employee benefits.

Kyongnam Bank

Kyongnam Bank is a regional commercial bank that provides financial services in Changwon and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises.

	Year ended December 31,						Percentage change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,168	￦	1,295	￦	1,391	10.9%	7.4%
Interest expense		541		612		703	13.1	14.9

Net interest income		627		683		688	8.9	0.6

Non-interest income		514		416		375	(19.1)	(9.9)
Non-interest expense		456		409		389	(10.3)	(4.9)

Net non-interest income		(58)		7		(14)	N/M (1)	N/M (1)

Administrative expenses		236		274		296	16.1	8.0
Impairment losses on credit loss and others(2)		204		153		142	(25.0)	(7.2)

Total other expenses		440		427		438	(3.0)	2.6

Operating income		245		263		235	7.4	(10.7)

Share of profits of jointly controlled entities and associates		—		—		—	—	—
Net non-operating income (expenses)		(4)		(8)		(11)	100.0	37.5

Net income before tax		241		255		224	5.8	(12.2)

Income tax expense (benefit)		58		59		46	1.7	(22.0)

Net income	￦	183	￦	196	￦	178	7.1	(9.2)

Controlling interest		183		196		178	7.1	(9.2)
Non-controlling interest		—		—		—	—	—

(1)	N/M = not meaningful.
(2)	Consist of impairment losses on credit loss, gain (loss) on loan sales and provisions (reversal of provisions).

Comparison of 2012 to 2011

Our net income before tax for this segment decreased 12.2% from ￦255 billion in 2011 to ￦224 billion in 2012. Net income after tax also decreased 9.2% from ￦196 billion in 2011 to ￦178 billion in 2012.

Interest income from our Kyongnam Bank operations increased 7.4% from ￦1,295 billion in 2011 to ￦1,391 billion in 2012, primarily due to an increase in average lending volumes, which was partially offset by an overall decrease in average yields on interest-earning assets resulting from the general decrease in market interest rates. The average volume of Kyongnam Bank’s loans increased 13.2% from ￦17,912 billion in 2011 to ￦20,687 billion in 2012, primarily due to an increase in the average volume of general purpose household loans, which reflected an increase in demand for such loans in the southeastern part of Korea.

Interest expense increased 14.9% from ￦612 billion in 2011 to ￦703 billion in 2012. The increase in interest expense resulted principally from a 17.0% increase in the average volume of deposits from ￦16,486 billion in 2011 to ￦19,295 billion in 2012, which mainly reflected increased demand for deposit products as well as Kyongnam Bank’s focus on the marketing of its deposit products, particularly its time and saving deposit products. This increase was enhanced by an increase in the average cost of interest-bearing liabilities, mainly due to the increase in the average cost of time and savings deposits, reflecting Kyongnam Bank’s increased marketing efforts to attract such deposits.

Impairment losses on credit loss and others decreased 7.2% from ￦153 billion in 2011 to ￦142 billion in 2012, primarily as a result of a decrease in provisions for guarantees, which was mainly attributable to a decrease in the demand for such guarantees from corporate customers.

Non-interest income decreased 9.9% from ￦416 billion in 2011 to ￦375 billion in 2012, primarily due to a decrease in gains on transaction of foreign exchange.

Non-interest expense decreased 4.9% from ￦409 billion in 2011 to ￦389 billion in 2012, mainly reflecting a decrease in losses on transaction of foreign exchange.

Administrative expenses increased 8.0% from ￦274 billion in 2011 to ￦296 billion in 2012, primarily due to an increase in short term employee benefits.

Comparison of 2011 to 2010

Our net income before tax for this segment increased 5.8% from ￦241 billion in 2010 to ￦255 billion in 2011. Net income after tax also increased 7.1% from ￦183 billion in 2010 to ￦196 billion in 2011.

Interest income from our Kyongnam Bank operations increased 10.9% from ￦1,168 billion in 2010 to ￦1,295 billion in 2011, primarily due to an increase in average lending volumes, which was enhanced by an overall increase in average yields on interest-earning assets, resulting from the general increase in market interest rates. The average volume of Kyongnam Bank’s loans increased 11.5% from ￦16,061 billion in 2010 to ￦17,912 billion in 2011, primarily due to an increase in the average volume of mortgage loans, which reflected a rising real estate market in certain parts of South Kyongsang province, and loans to small- and medium-sized enterprises, reflecting increased demand for such loans in the southeastern part of Korea.

Interest expense increased 13.1% from ￦541 billion in 2010 to ￦612 billion in 2011. The increase in interest expense resulted principally from a 12.8% increase in the average volume of deposits from ￦14,611 billion in 2010 to ￦16,486 billion in 2011, primarily as a result of increased demand for deposit products as well as Kyongnam Bank’s focus on the marketing of its deposit products. This increase was enhanced by an increase in the average cost of interest-bearing liabilities due to the higher interest rate environment.

Impairment losses on credit loss and others decreased 25.0% from ￦204 billion in 2010 to ￦153 billion in 2011 as higher bad debt expenses resulting from increased loan loss provisioning by Kyongnam Bank in connection with the restructuring (in the form of workout, liquidation or court receivership) in 2010 of 65 companies selected by it and various other Korean financial institutions were not repeated in 2011.

Non-interest income decreased 19.1% from ￦514 billion in 2010 to ￦416 billion in 2011, primarily due to a decrease in gains on transaction of foreign exchange.

Non-interest expense decreased 10.3% from ￦456 billion in 2010 to ￦409 billion in 2011, primarily due to a decrease in other provisions (particularly provisions for litigation) in 2011 compared to 2010.

Administrative expenses increased 16.1% from ￦236 billion in 2010 to ￦274 billion in 2011, primarily due to an increase in short term employee benefits.

Kwangju Bank

Kwangju Bank is a regional bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers.

	Year ended December 31,						Percentage change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Income statement data
Interest income	￦	907	￦	950	￦	980	4.6%	3.2%
Interest expense		438		449		487	2.5	8.5

Net interest income		469		500		493	6.6	(1.4)

Non-interest income		249		161		165	(35.3)	2.5
Non-interest expense		224		148		160	(33.9)	8.1

Net non-interest income		25		13		5	(48.0)	(61.5)

Administrative expenses		195		224		231	14.9	3.1
Impairment losses on credit loss and others(1)		128		108		83	(16.4)	(23.3)

Total other expenses		323		331		314	(2.5)	(5.1)

Operating income		171		182		184	6.4	1.1

Share of profits of jointly controlled entities and associates		—		—		—	—	—
Net non-operating income (expenses)		(6)		(6)		(7)	0.0	16.7

Net income before tax		165		176		177	6.7	0.6

Income tax expense (benefit)		41		40		41	(2.4)	2.5

Net income	￦	124	￦	136	￦	136	9.7	0.0

Controlling interest		124		136		136	9.7	0.0
Non-controlling interest		—		—		—	—	—

(1)	Consist of impairment losses on credit loss, gain (loss) on loan sales and provisions (reversal of provisions).

Comparison of 2012 to 2011

Our net income before tax for this segment remained relatively constant at ￦177 billion in 2012, compared to ￦176 billion in 2011. Net income after tax also remained constant at ￦136 billion in both 2011 and 2012.

Interest income from our Kwangju Bank operations increased 3.2% from ￦950 billion in 2011 to ￦980 billion in 2012, primarily due to an increase in average lending volumes. The average volume of Kwangju Bank’s loans increased 10.7% from ￦11,740 billion in 2011 to ￦12,994 billion in 2012, primarily due to an increase in the average volume of loans to small- and medium-sized enterprises and consumers, reflecting increased demand for such loans in the southwestern part of Korea.

Interest expense increased 8.5% from ￦449 billion in 2011 to ￦487 billion in 2012. The increase in interest expense resulted principally from an 8.9% increase in the average volume of deposits from ￦11,773 billion in 2011 to ￦12,817 billion in 2012, primarily as a result of increased demand for deposit products as well as Kwangju Bank’s continuing marketing efforts for such products, particularly time and savings deposit products. This increase was enhanced by an increase in the average cost of interest-bearing liabilities, mainly due to the increase in the average cost of time and savings deposits, reflecting Kwangju Bank’s increased marketing efforts to attract such deposits.

Impairment losses on credit loss and others decreased 23.3% from ￦108 billion in 2011 to ￦83 billion in 2012, mainly as a result of the reversal of provisions relating to the completion of the litigation case brought against Kwangju Bank by the Export-Import Bank of Korea following the final decision rendered by the Supreme Court of Korea in 2012. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Kwangju Bank.”

Non-interest income increased 2.5% from ￦161 billion in 2011 to ￦165 billion in 2012, primarily due to an increase in gain on transaction of Won-denominated debt securities held by Kwangju Bank.

Non-interest expense increased 8.1% from ￦148 billion in 2011 to ￦160 billion in 2012, primarily due to an increase in other operating expenses, which mainly reflected an increase in credit card commissions paid and deposit insurance premiums.

Administrative expenses increased 3.1% from ￦224 billion in 2011 to ￦231 billion in 2012, primarily due to an increase in short term employee benefits.

Comparison of 2011 to 2010

Our net income before tax for this segment increased 6.7% from ￦165 billion in 2010 to ￦176 billion in 2011. Net income after tax also increased 9.7% from ￦124 billion in 2010 to ￦136 billion in 2011.

Interest income from our Kwangju Bank operations increased 4.6% from ￦907 billion in 2010 to ￦949 billion in 2011, primarily due to an increase in average lending volumes. The average volume of Kwangju Bank’s loans increased 5.0% from ￦11,180 billion in 2010 to ￦11,740 billion in 2011, primarily due to an increase in the average volume of loans to small- and medium-sized enterprises, reflecting increased demand for such loans.

Interest expense increased 2.5% from ￦438 billion in 2010 to ￦449 billion in 2011. The increase in interest expense resulted principally from a 3.3% increase in the average volume of deposits from ￦11,392 billion in 2010 to ￦11,773 billion in 2011, primarily as a result of increased demand for deposit products as well as Kwangju Bank’s continuing marketing efforts for such products. This increase was partially offset by a decrease in the average cost of interest-bearing liabilities, mainly due to the combined effect of an increase in the proportion of relatively lower-cost borrowings and a decrease in the proportion of relatively higher-cost certificates of deposit and debentures in Kwangju Bank’s portfolio of interest-bearing liabilities.

Impairment losses on credit loss and others decreased 16.4% from ￦128 billion in 2010 to ￦108 billion in 2011 as higher bad debt expenses resulting from increased loan loss provisioning by Kwangju Bank in connection with the restructuring (in the form of workout, liquidation or court receivership) in 2010 of 65 companies selected by it and various other Korean financial institutions were not repeated in 2011.

Non-interest income decreased 35.3% from ￦249 billion in 2010 to ￦161 billion in 2011, primarily due to a decrease in gains on transaction of foreign exchange.

Non-interest expense decreased 33.9% from ￦224 billion in 2010 to ￦148 billion in 2011, primarily due to a decrease in losses on transaction and valuation of derivatives held for trading.

Administrative expenses increased 14.9% from ￦195 billion in 2010 to ￦224 billion in 2011, primarily due to an increase in short term employee benefits.

Woori Investment & Securities

Woori Investment & Securities is engaged in securities brokerage, investment banking, securities investment and trading and other capital markets activities. We currently hold a 37.9% voting interest in Woori Investment & Securities. Woori Investment & Securities is accounted for as a consolidated subsidiary under IFRS as issued by the IASB.

	Year ended December 31,						Percentage change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Income statement data
Interest income	￦	620	￦	662	￦	718	6.8%	8.5%
Interest expense		269		329		332	22.3	0.9

Net interest income		351		333		387	(5.1)	16.2
Non-interest income		3,157		3,213		2,777	1.8	(13.6)
Non-interest expense		2,667		2,754		2,443	3.3	(11.3)

Net non-interest income		490		459		334	(6.3)	(27.2)
Administrative expenses		530		570		541	7.6	(5.1)
Impairment losses on credit loss and others(1)		(2)		7		6	N/M (2)	(14.3)

Total other expenses		528		577		547	9.3	(5.2)

Operating income		313		215		174	(31.3)	(19.1)

Share of profits of jointly controlled entities and associates		(10)		43		5	N/M (2)	(88.4)
Net non-operating income (expenses)		2		(2)		(24)	N/M (2)	1,100.0

Net income before tax		305		256		155	(16.1)	(39.5)

Income tax expense (benefit)		67		58		33	(13.4)	(43.1)

Net income	￦	238	￦	198	￦	122	(16.8)	(38.4)

Controlling interest		250		165		123	(34.0)	(25.5)
Non-controlling interest		(12)		33		(1)	N/M (2)	N/M (2)

(1)	Consist of impairment losses on credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(2)	N/M = not meaningful.

Comparison of 2012 to 2011

Our net income before tax for this segment decreased 39.5% from ￦256 billion in 2011 to ￦155 billion in 2012. Net income after tax also decreased 38.4% from ￦198 billion in 2011 to ￦122 billion in 2012.

Interest income for this segment increased 8.5% from ￦662 billion in 2011 to ￦718 billion in 2012, principally as a result of an increase in interest income from due from banks, which mainly reflected the holding of a significant portion of the proceeds from the capital increase of Woori Investment & Securities in December 2011 being held as time deposits in other banks in 2012.

Interest expense increased 0.9% from ￦329 billion in 2011 to ￦332 billion in 2012, primarily as a result of an increase in the average cost of other interest-bearing liabilities, which was attributable mainly to an increase in the interest rates applicable to funds deposited by securities brokerage customers of Woori Investment & Securities.

Impairment losses on credit loss and others for this segment decreased 14.3% from ￦7 billion in 2011 to ￦6 billion in 2012, primarily as a result of a decrease in bad debt expenses, reflecting a decrease in the average volume of loans made by Woori Investment & Securities.

Non-interest income, which includes commission income from Woori Investment & Securities’ brokerage operations, decreased 13.6% from ￦3,213 billion in 2011 to ￦2,777 billion in 2012, mainly due to a decrease in brokerage fees, which reflected a decrease in the volume of fee-earning transactions brokered by Woori Investment & Securities.

Non-interest expense decreased 11.3% from ￦2,754 billion in 2011 to ￦2,443 billion in 2012, primarily as a result of a decrease in loss on transaction of available-for-sale financial assets.

Administrative expenses decreased 5.1% from ￦570 billion in 2011 to ￦541 billion in 2012, primarily due to a decrease in short term employee benefits, mainly reflecting a decrease in performance-based compensation.

Comparison of 2011 to 2010

Our net income before tax for this segment decreased 16.1% from ￦305 billion in 2010 to ￦256 billion in 2011. Net income after tax also decreased 16.8% from ￦238 billion in 2010 to ￦198 billion in 2011.

Interest income for this segment increased 6.8% from ￦620 billion in 2010 to ￦662 billion in 2011, principally as a result of an increase in interest income from brokerage transactions on credit and an increase in the average volume of securities purchased under resale agreements.

Interest expense increased 22.3% from ￦269 billion in 2010 to ￦329 billion in 2011, primarily as a result of an increase in the average volume of borrowings in local currency to fund brokerage transactions on credit.

Impairment losses on credit loss and others for this segment was ￦7 billion in 2011 compared to a net reversal of such impairment loss of ￦2 billion in 2010, primarily as a result of an increase in write-offs of Woori Investment & Securities’ holdings of debt securities in 2011.

Non-interest income, which included commission income from Woori Investment & Securities’ brokerage operations, increased 1.8% from ￦3,157 billion in 2010 to ￦3,213 billion in 2011, mainly due to an increase in gain on valuation of derivatives held for trading, which reflected increased interest rate volatility in 2011.

Non-interest expense increased 3.3% from ￦2,667 billion in 2010 to ￦2,754 billion in 2011, primarily as a result of an increase in loss on transaction and valuation of derivatives held for trading, which mainly reflected increased foreign exchange and interest rate volatility.

Administrative expenses increased 7.6% from ￦530 billion in 2010 to ￦570 billion in 2011, primarily due to an increase in fees paid to various outside service providers.

Other Operations

Other operations include the operations of Woori Finance Holdings and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2012 except Woori Bank, Kyongnam Bank and Kwangju Bank and Woori Investment & Securities, including principally Woori FIS, Woori F&I, Woori Asset Management, Woori Private Equity, Woori Financial, Woori FG Savings Bank (which was established to acquire certain assets and assume certain liabilities of Samhwa Mutual Savings Bank in March 2011 and subsequently also acquired certain assets and assumed certain liabilities of Solomon Savings Bank in September 2012), and a number of other smaller subsidiaries, none of which constituted a separate reportable segment.

	Year ended December 31,						Percentage change
	2010		2011		2012		2011/2010		2012/2011
	(in billions of Won)						(%)
Income statement data
Interest income	￦	418	￦	512	￦	566	22.5%		10.6%
Interest expense		499		507		489	1.6		(3.6)

Net interest income		(81)		5		77	N/M	(2)	1,440.0
Non-interest income		612		769		656	25.7		(14.7)
Non-interest expense		167		265		226	58.7		(14.7)

Net non-interest income		445		504		430	13.3		(14.7)
Administrative expenses		375		448		470	19.5		4.9
Impairment losses on credit loss and others(1)		125		207		118	65.6		(43.0)

Total other expenses		500		655		588	31.0		(10.2)

Operating income		(136)		(146)		(81)	7.4		(44.5)

Share of profits of jointly controlled entities and associates		2		(24)		18	N/M	(2)	N/M (2)
Net non-operating income (expenses)		396		533		566	34.6		6.2

Net income before tax		262		363		503	38.6		38.6

Income tax expense (benefit)		18		24		34	33.3		41.7

Net income	￦	244	￦	339	￦	469	38.9		38.4

Controlling interest		265		368		490	38.9		33.2
Non-controlling interest		(21)		(29)		(21)	38.1		(27.6)

(1)	Consist of impairment losses on credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(2)	N/M = not meaningful.

Comparison of 2012 to 2011

Our net income before tax for this segment increased 38.6% from ￦363 billion in 2011 to ￦503 billion in 2012. Net income after tax also increased 38.4% from ￦339 billion in 2011 to ￦469 billion in 2012.

Interest income for this segment increased 10.6% from ￦512 billion in 2011 to ￦566 billion in 2012, mainly as the result of the inclusion of Woori FG Savings Bank’s full-year results of operations in this segment commencing in 2012.

Interest expense decreased 3.6% from ￦507 billion in 2011 to ￦489 billion in 2012, primarily due to a decrease in the average cost of debentures issued by Woori Finance Holdings, which was partially offset by the inclusion of Woori FG Savings Bank’s full-year results of operations in this segment commencing in 2012.

Impairment losses on credit loss and others decreased 43.0% from ￦207 billion in 2011 to ￦118 billion in 2012. This decrease was primarily the result of a decrease in bad debt expense of Woori Private Equity.

Non-interest income decreased 14.7% from ￦769 billion in 2011 to ￦656 billion in 2012, mainly due to a decrease in gains on transaction of foreign exchange by Woori Private Equity.

Non-interest expense decreased 14.7% from ￦265 billion in 2011 to ￦226 billion in 2012, primarily as a result of a decrease in losses on transaction of foreign exchange by Woori Private Equity.

Administrative expenses increased 4.9% from ￦448 billion in 2011 to ￦470 billion in 2012, primarily due to an increase in depreciation and amortization expense of Woori FIS.

Net non-operating income increased 6.2% from ￦533 billion in 2011 to ￦566 billion in 2012, mainly due to an increase in the dividend income received by Woori Finance Holdings from its consolidated subsidiaries (which is eliminated in its entirety, as an intersegment transaction adjustment, in our consolidated financial statements).

Comparison of 2011 to 2010

Our net income before tax for this segment increased 38.6 % from ￦262 billion in 2010 to ￦363 billion in 2011. Net income after tax also increased 38.9% from ￦244 billion in 2010 to ￦339 billion in 2011.

Interest income for this segment increased 22.5% from ￦418 billion in 2010 to ￦512 billion in 2011, principally due to the addition of Woori FG Savings Bank as our consolidated subsidiary in March 2011 and an increase in the average volume of loans by Woori Financial, which were partially offset by a decrease in average yields on corporate loans by Woori Financial resulting from a deterioration in the asset quality of Woori Financial’s loan portfolio.

Interest expense increased 1.6% from ￦499 billion in 2010 to ￦507 billion in 2011, primarily due to the addition of Woori FG Savings Bank as our consolidated subsidiary in March 2011 and an increase in the average volume of debentures issued by Woori Financial, which were partially offset by a decrease in the average cost of such debentures.

Impairment losses on credit loss and others increased 65.6% from ￦125 billion in 2010 to ￦207 billion in 2011. This increase was primarily as a result of the addition of Woori FG Savings Bank as our consolidated subsidiary in March 2011.

Non-interest income increased 25.7% from ￦612 billion in 2010 to ￦769 billion in 2011, mainly due to an increase in gain on transaction of derivatives held for trading by Woori Private Equity and dividends we received from our consolidated subsidiaries, which dividends are eliminated in our consolidated statement of comprehensive income.

Non-interest expense increased 58.7% from ￦167 billion in 2010 to ￦265 billion in 2011, primarily as a result of an increase in loss on transaction of derivatives held for trading by Woori Private Equity.

Administrative expenses increased 19.5% from ￦375 billion in 2010 to ￦448 billion in 2011, primarily due to an increase in short term employee benefits.

Net non-operating income increased 34.6% from ￦396 billion in 2010 to ￦533 billion in 2011, mainly due to an increase in the dividend income received by Woori Finance Holdings from its consolidated subsidiaries (which is eliminated in its entirety, as an intersegment transaction adjustment, in our consolidated financial statements).

Item 5B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Cash and cash equivalents	￦	4,871	￦	6,417	￦	5,778	31.7%	(10.0)%
Financial assets at fair value through profit or loss		22,184		25,600		26,147	15.4	2.1
Available-for-sale financial assets		21,998		19,672		18,870	(10.6)	(4.1)
Held-to-maturity financial assets		19,886		20,036		18,685	0.8	(6.7)
Loans and receivables:
Due from banks		11,894		15,348		14,377	29.0	(6.3)
Loans in local currency		160,380		171,590		178,414	7.0	4.0
Loans in foreign currencies		13,459		13,243		10,454	(1.6)	(21.1)
Domestic banker’s letter of credit		4,339		5,423		5,241	25.0	(3.4)
Credit card accounts		4,357		4,592		4,501	5.4	(2.0)
Bills bought in local currency		424		661		888	55.9	34.3
Bills bought in foreign currencies		5,148		5,672		4,663	10.2	(17.8)
Factoring receivables		114		276		187	142.1	(32.2)
Advances for customers on guarantees		306		42		128	(86.3)	204.8
Privately placed bonds		2,621		1,738		1,428	(33.7)	(17.8)
Loans to be converted to equity securities		2		2		2	—	—
Finance leases		632		662		640	4.7	(3.3)
Loans for installment		1,130		1,535		1,811	35.8	18.0
Securitized loans		1,230		1,614		1,531	31.2	(5.1)
Loans secured by securities		1,207		1,181		1,231	(2.2)	4.2
Call loans		3,717		3,432		5,380	(7.7)	56.8
Bonds purchased under resale agreements		2,005		749		4,314	(62.6)	476.0
Other loans		221		226		303	2.3	34.1
Other receivables		8,523		11,211		18,483	31.5	64.9

		221,709		239,198		253,976	7.9	6.2
Less:
Allowance for credit losses		4,917		4,038		3,871	(17.9)	(4.1)

Total loans and receivables, net		216,792		235,160		250,106	8.5	6.4
Premises and equipment, net		3,097		3,135		3,186	1.2	1.6
Other assets(1)		2,350		2,772		2,935	18.0	5.9

Total assets	￦	291,177	￦	312,792	￦	325,706	7.4%	4.1%

(1)

Includes investments in jointly controlled entities and associates, investment properties, intangible assets and goodwill, current tax assets, deferred tax assets, derivative assets, assets held for sale and other assets.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2012 to 2011

Our total assets increased 4.1% from ￦312,792 billion as of December 31, 2011 to ￦325,706 billion as of December 31, 2012, principally due to a 64.9% increase in other receivables from ￦11,211 billion as of December 31, 2011 to ￦18,483 billion as of December 31, 2012, a 4.0% increase in loans in local currency from ￦171,590 billion as of December 31, 2011 to ￦178,414 billion as of December 31, 2012 and a 476.0% increase in bonds purchased under resale agreements from ￦749 billion as of December 31, 2011 to ￦4,314 billion as of

December 31, 2012. The effect of these increases was partially offset by a 21.1% decrease in loans in foreign currencies from ￦13,243 billion as of December 31, 2011 to ￦10,454 billion as of December 31, 2012, a 6.7% decrease in held-to-maturity financial assets from ￦20,036 billion as of December 31, 2011 to ￦18,685 billion as of December 31, 2012 and a 17.8% decrease in bills bought in foreign currencies from ￦5,672 billion as of December 31, 2011 to ￦4,663 billion as of December 31, 2012.

Comparison of 2011 to 2010

Our total assets increased 7.4% from ￦291,177 billion as of December 31, 2010 to ￦312,792 billion as of December 31, 2011, principally due to a 7.0% increase in loans in local currency from ￦160,380 billion as of December 31, 2010 to ￦171,590 billion as of December 31, 2011, a 29.0% increase in due from banks from ￦11,894 billion as of December 31, 2010 to ￦15,348 billion as of December 31, 2011 and a 15.4% increase in financial assets at fair value through profit and loss from ￦22,184 billion as of December 31, 2010 to ￦25,600 billion as of December 31, 2011. The effect of these increases was partially offset by a 10.6% decrease in available-for-sale financial assets from ￦21,998 billion as of December 31, 2010 to ￦19,672 billion as of December 31, 2011 and a 62.6% decrease in bonds purchased under resale agreements from ￦2,005 billion as of December 31, 2010 to ￦749 billion as of December 31, 2011.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	8,838	￦	9,622	￦	10,986	8.9%	14.2%
Deposits due to customers		185,428		195,930		202,920	5.7	3.6
Borrowings		34,266		34,667		33,479	1.2	(3.4)
Debentures		29,111		29,266		27,960	0.5	(4.5)
Provisions		761		892		864	17.2	(3.2)
Other financial liabilities		11,648		19,084		25,480	63.8	33.5
Other liabilities(1)		861		1,258		1,016	46.1	(19.2)

Total liabilities		270,913		290,718		302,703	7.3	4.1

Equity:
Capital stock		4,030		4,030		4,030	—	—
Hybrid securities		—		309		498	N/M (2)	61.2
Capital surplus		180		176		174	(2.4)	(1.1)
Other equity		1,002		586		186	(41.5)	(68.3)
Retained earnings		10,489		12,423		13,777	18.4	10.9

Controlling interests		15,702		17,524		18,666	11.6	6.5

Non-controlling interests		4,563		4,549		4,337	(0.3)	(4.7)

Total equity		20,265		22,074		23,003	8.9	4.2

Total liabilities and equity	￦	291,177	￦	312,792	￦	325,706	7.4%	4.1%

(1)	Includes retirement benefit obligations, current tax liabilities, deferred tax liabilities, derivative liabilities and other liabilities.
(2)	N/M = not meaningful.

For further information on our liabilities, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2012 to 2011

Our total liabilities increased 4.1% from ￦290,718 billion as of December 31, 2011 to ￦302,703 billion as of December 31, 2012. The increase was primarily due to increases in deposits due to customers and other financial liabilities. Our deposits due to customers increased 3.6% from ￦195,930 billion as of December 31, 2011 to ￦202,920 billion as of December 31, 2012, mainly as a result of an increase in time deposits in local currency. Our other financial liabilities increased 33.5% from ￦19,084 billion as of December 31, 2011 to ￦25,480 billion as of December 31, 2012, principally due to a 105.5% increase in accounts payable from ￦7,431 billion as of December 31, 2011 to ￦14,060 billion as of December 31, 2012.

Our total equity increased by 4.2% from ￦22,074 billion as of December 31, 2011 to ￦23,003 billion as of December 31, 2012. This increase resulted principally from an increase in our retained earnings, which was attributable to the net income we generated in 2012.

Comparison of 2011 to 2010

Our total liabilities increased 7.3% from ￦270,913 billion as of December 31, 2010 to ￦290,718 billion as of December 31, 2011. The increase was primarily due to increases in deposits due to customers and other financial liabilities. Our deposits due to customers increased 5.7% from ￦185,428 billion as of December 31, 2010 to ￦195,930 billion as of December 31, 2011, mainly as a result of an increase in time deposits in local currency. Our other financial liabilities increased 63.8% from ￦11,648 billion as of December 31, 2010 to ￦19,084 billion as of December 31, 2011, principally due to a 105.5% increase in accounts payable from ￦3,616 billion as of December 31, 2010 to ￦7,431 billion as of December 31.

Our total equity increased by 8.9% from ￦20,265 billion as of December 31, 2010 to ￦22,074 billion as of December 31, 2011. This increase resulted principally from an increase in our retained earnings, which was attributable to the net income we generated in 2011.

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to ￦185,428 billion, ￦195,930 billion and ￦202,920 billion as of December 31, 2010, 2011 and 2012, which represented approximately 73.0%, 73.7% and 76.6% of our total funding, respectively. We have been able to use increases in customer deposits in recent years to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through borrowings and debentures to meet our liquidity needs. Borrowings represented 14.9%, 15.1% and 12.6% of our total funding as of December 31, 2010, 2011 and 2012, respectively. Debentures represented 12.1%, 11.1% and 10.6% of our total funding as of December 31, 2010, 2011 and 2012, respectively. For further information on our sources of funding, see “Item 4B. Business Overview—Assets and Liabilities—Funding.

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

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. We received aggregate dividends of ￦407 billion, ￦516 billion and ￦562 billion from our subsidiaries in 2010, 2011 and 2012, respectively. See “Item 3D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2012:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Contractual obligations
Borrowing obligations(1)	￦	34,619	￦	28,455	￦	3,377	￦	1,676	￦	1,110
Debenture obligations(1)		32,307		10,096		14,567		4,563		3,081
Deposits(2)(3)		128,726		122,059		4,727		505		1,435
Capital (finance) lease obligations		68		25		36		7		—
Operating lease obligations		508		200		135		104		69
Purchase obligations		333		63		108		108		54
Employee severance plan obligations		2,672		2		6		54		2,610

Total	￦	199,233	￦	160,900	￦	22,956	￦	7,017	￦	8,359

(1)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings and debentures as of December 31, 2012. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2012.

(2)	Comprising certificates of deposit, other time deposits and installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid for 2012 for each deposit product category and their scheduled contractual maturities.

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

The following table sets forth our off-balance sheet guarantees and commitments as of the dates indicated:

	As of December 31,
	2010		2011		2012
	(in billions of Won)
Confirmed guarantees	￦	10,246	￦	11,571	￦	9,770
Guarantees for debenture issuances		42		0		—
Guarantees for loans		177		291		172
Acceptances		771		840		622
Letters of guarantee		133		142		124
Other confirmed guarantees		9,123		10,298		8,851
Unconfirmed guarantees		10,146		8,973		9,017
Local letters of credit		963		1,003		853
Import letters of credit		5,505		4,837		5,795
Other unconfirmed guarantees		3,679		3,133		2,369
Commercial paper purchase commitments and others		4,617		6,158		4,948
Loan commitments and others		93,248		98,436		98,029
Loans		82,941		88,401		91,363
Others		10,307		10,035		6,666

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as provisions in our statement of financial position. As of December 31, 2012, we had established provisions for possible losses of ￦580 billion with respect to our credit-related commitments.

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

Tier I capital is core capital, which consists of paid-in capital, capital surplus, retained earnings, non-controlling interests in consolidated subsidiaries and unpaid share dividends minus deductions. Tier II capital is supplemental capital, which includes allowances for certain loan losses up to 1.25% of total risk-weighted assets, subordinated debts with an initial maturity of at least five years and revaluation surplus. Risk-weighted assets are calculated as the sum of credit risk-weighted assets, market risk-weighted assets and operational risk-weighted assets, in each case as provided in the Financial Services Commission’s guidelines.

The following tables set forth a summary of the capital and capital adequacy ratios of Woori Bank, our principal banking subsidiary, and the capital adequacy ratios of Kyongnam Bank and Kwangju Bank, as of December 31, 2011 and 2012 based on IFRS as issued by the IASB and regulatory reporting standards:

	As of December 31,
	2011		2012
	(in billions of Won)
Woori Bank
Tier I capital
Paid-in capital	￦	3,830	￦	3,830
Hybrid		1,682		1,682
Capital reserves		812		812
Retained earnings		9,403		10,010
Minority interests in consolidated subsidiaries		8		8
Consolidated adjustment credit/debit		—		—
Others		(673)		(502)

Total Tier I capital		15,062		15,840
Tier II capital
Revaluation reserves		550		550
Allowance for credit loss(1)		1,139		1,106
Subordinated debt(2)		2,432		2,986
Valuation gain on investment financial assets		161		34
Others		(14)		(12)
Total Tier II capital		4,268		4,664

Investment in jointly controlled entities and associates and other deduction items(3)		—		—

Total core and supplementary capital	￦	19,330	￦	20,504
Risk-weighted assets
Credit risk-weighted assets	￦	130,992	￦	128,679
Market risk-weighted assets		1,374		2,236
Operational risk-weighted assets		7,924		8,618

Total risk-weighted assets		140,290		139,533
Risk-weighted assets for required capital adjustment(4)		—		—

Total adjusted risk-weighted assets	￦	140,290	￦	139,533
Tier I capital ratio		10.74%		11.35%
Tier II capital ratio		3.04%		3.35%
Capital adequacy ratio		13.78%		14.70%

(1)

Allowance for credit losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent such allowances represent up to 1.25% of risk-weighted assets.

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

	As of December 31,
	2011	2012
Kyongnam Bank
Tier I capital ratio	9.17%	8.70%
Tier II capital ratio	4.11	4.64
Capital adequacy ratio	13.28	13.34

Kwangju Bank
Tier I capital ratio	8.68%	9.65%
Tier II capital ratio	5.12	4.65
Capital adequacy ratio	13.80	14.30
The following tables set forth a summary of the capital and capital adequacy ratios of Woori Bank and the capital adequacy ratios of Kyongnam Bank and Kwangju Bank, as of December 31, 2010 based on generally accepted accounting principles in Korea and regulatory reporting standards:

	As of December 31, 2010
	(in billions of Won)
Woori Bank
Tier I capital
Paid-in capital	￦	3,830
Hybrid		2,394
Capital reserves		812
Retained earnings		8,713
Minority interests in consolidated subsidiaries		7
Consolidated adjustment credit/debit		—
Others		(705)

Total Tier I capital		15,051
Tier II capital
Revaluation reserves
Allowance for credit loss(1)		820
Subordinated debt(2)		3,241
Valuation gain on investment financial assets		324
Others		(98)
Total Tier II capital		4,287

Investment in jointly controlled entities and associates and other deduction items(3)		—

Total core and supplementary capital	￦	19,338
Risk-weighted assets
Credit risk-weighted assets	￦	123,370
Market risk-weighted assets		1,257
Operational risk-weighted assets		7,371

Total risk-weighted assets		131,998
Risk-weighted assets for required capital adjustment(4)		—

Total adjusted risk-weighted assets		—
	￦	131,998
Tier I capital ratio		11.40%
Tier II capital ratio		3.25%
Capital adequacy ratio		14.65%

(1)

Allowance for credit losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent such allowances represent up to 1.25% of risk-weighted assets.

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

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II, which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision will begin phasing in the new set of measures, referred to as Basel III, from 2013. In September 2012, the Financial Services Commission announced its plans to implement a new set of regulations that will, among other things, require Koreans banks to comply with stricter minimum capital ratio requirements beginning in 2013 and additional minimum capital conservation buffer requirements from 2016. Under the proposed regulations, Korean banks will be required to maintain a minimum ratio of Tier I common capital (which principally includes equity capital, capital surplus and retained earnings less reserve for credit losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from 2013, with such minimum ratios being increased to 4.0% and 5.5%, respectively, from 2014 and 4.5% and 6.0%, respectively, from 2015. Such requirements would be in addition to the existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital reductions) to risk-weighted assets of 8.0%, which will remain unchanged. The proposed regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase to 2.5% by 2019. However, in December 2012, the Financial Services Commission announced that the implementation of the proposed Basel III-related requirements in Korea will be delayed indefinitely pending the implementation of Basel III in the European Union, the United States and other countries. Accordingly, the timing and scope of implementation of the Basel III measures described above in Korea, as well as other Basel III measures such as introduction of a countercyclical buffer, leverage ratio and liquidity coverage ratio, remain uncertain. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

In addition, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8.0%. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with Financial Services Commission requirements that have been formulated based on Bank of International Settlements standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of Tier I capital, Tier II capital and Tier III capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies). “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2011 and 2012, based on applicable IFRS and regulatory reporting standards:

	As of December 31,
	2011		2012
	(in billions of Won)
Risk-weighted assets	￦	208,069	￦	210,397
Risk-adjusted capital		25,669		26,990
Consolidated risk-based capital adequacy ratio		12.34%		12.83%

Recent Accounting Pronouncements

See Note 2.(1)-1) of the notes to our consolidated financial statements for a description of recent accounting pronouncements under IFRS as issued by the IASB that have been issued and adopted by us, and Note 2.(1)-2) of the notes to our consolidated financial statements for a description of recent accounting pronouncements under IFRS as issued by the IASB that have been issued but are not yet effective.

Item 5C.	Research and Development, Patents and Licenses, etc.

Not Applicable

Item 5D.	Trend Information

These matters are discussed under Item 5A and Item 5B above where relevant.

Item 5E.	Off-Balance Sheet Arrangements

See “Item 5B. Liquidity and Capital Resources—Financial Condition—Contractual Obligations and Off-Balance Sheet Arrangements.”

Item 5F.	Tabular Disclosure of Contractual Obligations

See “Item 5B. Liquidity and Capital Resources—Financial Condition—Contractual Obligations and Off-Balance Sheet Arrangements.”

Item 5.G.	Safe Harbor

See “Forward-Looking Statements.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.	Directors and Senior Management

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

Standing Director

Our standing director is as follows:

Name	Age	Position	Director Since
Pal Seung Lee	69	Chairman and Chief Executive Officer	June 27, 2008

Our standing director is not involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Pal Seung Lee was elected standing director in June 2008. Prior to that, he was the representative director of the Seoul Philharmonic Orchestra, chief executive officer of Woori Securities and executive managing director of Hanil Bank. Mr. Lee holds a Bachelor of Law from Korea University.

In April 2013, Mr. Lee announced his intention to resign from his positions as our standing director, the chairman of our board of directors and our chief executive officer. We are currently in the process of establishing a chief executive officer recommendation committee in order to select candidates for his successor. Mr. Lee will continue to serve in his current positions until his successor has been duly appointed.

Outside Directors

Our outside directors are selected based on their experience and knowledge in diverse areas, which include law, finance, economics, management and accounting. We currently have seven outside directors. All were nominated by the Outside Director Candidate Recommendation Committee and approved by our shareholders.

Our outside directors are as follows:

Name	Age	Position	Director Since	Year Term Ends(1)
Hee-Yul Chai	53	Outside Director	March 22, 2013	2015
Young-Soo Park	61	Outside Director	March 22, 2013	2015
Hyung-Goo Lee	51	Outside Director	March 30, 2012	2014
Yong-Man Rhee	80	Outside Director	March 25, 2011	2014
John Ji Whan Park	45	Outside Director	March 25, 2011	2014
Doo-Hee Lee	56	Outside Director	March 27, 2009	2014
Hun Lee	52	Outside Director	March 27, 2009	2014

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Hee-Yul Chai was elected an outside director in March 2013. He is currently a professor of economics at Kyonggi University, and was formerly a non-standing commissioner of the Financial Services Commission. He received a Bachelor of Arts in Economics from Seoul National University and a Ph.D. in Economics from University of Paris X.

Young-Soo Park was elected an outside director in March 2013. He is currently the representative attorney of Law Firm Gangnam, and was formerly the chief prosecutor at the Central Investigation Department of the Supreme Prosecutor’s Office of Korea. He received a Bachelor of Liberal Arts and Sciences degree from Seoul National University and a Ph.D. Economic Law from Dankook University.

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

John Ji Whan Park was elected an outside director in March 2011. He is currently the representative director of Asia Evolution, and was formerly an executive director at Goldman Sachs. He received a Bachelor of Arts in Economics from Brown University and a Master of Business Administration from Harvard University.

Doo-Hee Lee was elected an outside director in March 2009. He is currently the dean and a professor of the College of Business Administration at Korea University and the honorary president of Asia-Pacific Association for International Education. He received a Bachelor of Business Administration from Korea University and a Master of and Ph.D. in Business Administration from Michigan State University.

Hun Lee was elected an outside director in March 2009. He is currently the co-head of The Lawyers for Citizens and a partner at Hongik Law Firm, and was formerly a director at the Korea Bar Association. He received a Bachelor of Law from Chung-Ang University.

If any director wishes to enter into a transaction with us in his or her personal capacity, he or she must obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting during which the board approves the transaction.

Executive Officers

In addition to the standing director who is also our executive officer, we currently have the following seven executive officers.

Name	Age	Position
Byoung Yoon Jeon	58	Executive Vice President
Joon Ho Kim	58	Executive Vice President
Jong Oun Kim	55	Executive Vice President
Seung Nam Choi	57	Executive Vice President
Seong Kook Jo	59	Senior Managing Director
Chang Young Choi	56	Managing Director
Dong Young Park	57	Managing Director

Byoung Yoon Jeon serves as an executive vice president in charge of our management support department. Prior to that, he was the head of operations of Seoul Philharmonic Ochestra. He holds a Bachelor of Arts in English Literature from Sogang University.

Joon Ho Kim serves as an executive vice president in charge of our risk management department. Prior to that, he was an internal auditor of the Industrial Bank of Korea. He holds a Bachelor of Business Administration from Korea University and a Master of Business Administration from Georgia State University.

Jong Oun Kim serves as an executive vice president in charge of our synergy promotion division. Prior to that, he was an executive vice president of Woori Bank. He holds a Bachelor of Science in Food Science and Technology from Chung-ang University, a Master of Business Administration from Pepperdine University and a Ph.D. in Business Administration from Chung-ang University.

Seung Nam Choi serves as an executive vice president in charge of management planning and financial planning. Prior to that, he was an executive vice president of Woori Bank. He holds a Bachelor of Economics from Korea University.

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

Dong Young Park serves as a managing director in charge of future strategy, strategic planning and global business. Prior to that, he served as a deputy director with us and a senior general manager of Woori Bank. He holds a Bachelor of Arts in Persian Language from Hankuk University of Foreign Studies.

None of the executive officers is involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Item 6B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2012 to our chairman and chief executive officer, our outside directors and our other executive officers was ￦2,714 million. In 2012, we recorded additional provisions of ￦418 million for allowances for severance and retirement benefits for those directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

In 2012, we did not grant any stock options and, accordingly, did not recognize any compensation expense for stock options granted under our stock option plan. As of the date of this annual report, we do not have any stock options outstanding.

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

Management Committee

This committee consists of one standing director and four outside directors who serve as chairmen of other committees under the board of directors: Pal Seung Lee, Yong-Man Rhee, Doo-Hee Lee, Young-Soo Park and Hun Lee. The chairman is Pal Seung Lee. This committee, which functions as a steering committee, enables broad management oversight of our operations. It is responsible for the following:

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

Business Development and Compensation Committee

This committee consists of four outside directors: Young-Soo Park, Hee-Yul Chai, Doo-Hee Lee and Hun Lee. The chairman is Young-Soo Park. It is responsible for all matters relating to the following:

•	management’s performance in developing our business;

•	setting goals and targets with respect to and evaluating executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every six months.

Risk Management Committee

This committee consists of one standing director and four outside directors: Pal Seung Lee, Hyung-Goo Lee, Hee-Yul Chai, Hun Lee and John Ji Whan Park. The chairman is Hun Lee. It oversees and makes determinations on all issues relating to our group-wide, standardized risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset and liability management. The major roles of the Group Risk Management Committee include:

•	determining and amending risk management policies, guidelines and limits in conformity with the strategy established by the board of directors;

•

determining the appropriate level of risks that we should be willing to undertake, including in connection with key business activities such as acquisitions, investments or entering into new business areas, prior to a decision by the board of directors on such matters;

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

Audit Committee

This committee consists of five outside directors: Yong-Man Rhee, Hyung-Goo Lee, Hun Lee, Young-Soo Park and Doo-Hee Lee. The chairman is Doo-Hee Lee. It reviews all audit and compliance-related matters and makes recommendations to our board. This committee also is responsible for the following:

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

Ethics Committee

This committee consists of one standing director and four outside directors: Pal Seung Lee, Yong-Man Rhee, Hyung-Goo Lee, Hee-Yul Chai and John Ji Whan Park. The chairman is Yong-Man Rhee. It is responsible for the following:

•	implementing our code of ethics and amending it when necessary;

•	managing our ethics policies, including developing procedures and standards of conduct to ensure compliance; and

•	evaluating our performance under our code of ethics.

This committee holds regular meetings every year.

Outside Directors Recommendation Committee

This committee consists of one standing director and five outside directors: Pal Seung Lee, Hyung-Goo Lee, John Ji Whan Park, Doo-Hee Lee, Young-Soo Park and Hee-Yul Chai. The chairman is Young-Soo Park. It is responsible for the following:

•	searching for potential outside director candidates; and

•	reviewing and nominating outside director candidates.

This committee holds meetings when an outside director needs to be appointed.

MOU Evaluation Committee

This committee consists of the entire board of directors: Pal Seung Lee, Yong-Man Rhee, Hyung-Goo Lee, John Ji Whan Park, Doo-Hee Lee, Hun-Lee, Hee-Yul Chai and Young-Soo Park. The chairman is Pal Seung Lee. It is responsible for the following:

•	evaluating MOU target attainment performances of us and our subsidiaries; and

•	overseeing and managing the MOU steering committee.

This committee holds regular meetings every three months.

Audit Committee Member Candidate Recommendation Committee

This committee, which was first formed in January 2008, consists of seven outside directors: Yong-Man Rhee, Hyung-Goo Lee, John Ji Whan Park, Doo-Hee Lee, Hun Lee, Hee-Yul Chai and Young-Soo Park. The chairman is Young-Soo Park. This committee holds meetings when an audit committee member needs to be appointed.

Item 6D.	Employees

As of December 31, 2012, we had a total of 162 full-time employees, including nine officers, at our financial holding company. The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

	As of December 31,
	2010	2011	2012
Full-time employees	21,483	22,163	22,811
Contractual employees	4,255	4,983	5,293

Total	25,738	27,146	28,104

At the holding company level, our employees do not currently have a union and none of such employees are members of an outside labor union. At each of our subsidiaries, our employees have a labor union, and approximately 64.5% of the employees of our subsidiaries are members of the Korea Financial Industry Union or other labor unions. Since we were established in April 2001, neither we nor any of our subsidiaries has had any significant labor disputes, although we have made certain concessions to our labor unions. See “Item 3D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize and integrate our operations.” We have placed a high priority on our relationship with our employees and on maintaining an atmosphere of trust and cooperation between our labor and management.

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

In accordance with the National Pension Act, we contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, into each employee’s personal pension account. In addition, in accordance with the Guarantee of Worker’s Retirement Benefits Act, we have adopted a retirement pension plan for our employees. Contributions under the retirement pension plan are deposited annually into a selected financial institution, and an employee may elect to receive a monthly pension or a lump-sum amount upon retirement. Our retirement pension plan is in the form of a defined benefit plan, which guarantees a certain payout at retirement according to a fixed formula based on the employee’s average salary and the number of years for which the employee has been a plan member. Under Korean law, we may not terminate the employment of full-time employees except under certain limited circumstances.

In 2010, 2011 and 2012, we paid ￦14 billion, ￦35 billion and ￦58 billion, respectively, for the training of our employees in specialist areas by local and foreign training institutes.

Item 6E.	Share Ownership

Common Stock

As of April 22, 2013, the persons who are currently our directors or executive officers, as a group, held an aggregate of 71,500 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of April 22, 2013.

Name of Executive Officer or Director	Number of Shares of Common Stock
Pal Seung Lee	71,500

Total	71,500

Stock Options

As of December 31, 2012, our directors and executive officers did not hold any stock options. As of the date of this annual report, we do not have any stock options outstanding.

Item 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at April 22, 2013 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock	Percentage of Total Shares on a Fully Diluted Basis
KDIC	459,198,609	56.97	56.97
National Pension Service	40,340,108	5.00	5.00

As of April 22, 2013, our chairman and chief executive officer owned 71,500 shares of our common stock. None of our executive officers (excluding our chairman and chief executive officer) and our outside directors owned any shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of April 22, 2013.

Item 7B.	Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which as of April 22, 2013 owned 56.97% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4B. Business Overview—Assets and Liabilities.”

We and our subsidiaries have entered into memoranda of understanding with the KDIC, under which we and our subsidiaries must meet business normalization targets or specific financial targets, or the KDIC has the right to impose sanctions on our directors or employees or to require us or our subsidiaries to take certain actions. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” In addition, as of December 31, 2012, we owned ￦1,059 billion of debentures issued by the KDIC, representing 1.8% of our investment securities.

In 2008, we entered into three loan agreements with Woori Financial, our subsidiary, to lend an aggregate of ￦170 billion. As of April 22, 2013, ￦1 billion of such loans remained outstanding to Woori Financial.

As of December 31, 2012, we had loans outstanding to our executive officers and directors in the aggregate amount of ￦736 million.

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

See “Item 18. Financial Statements” and pages F-1 through F-109.

Legal Proceedings

As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.

Woori Bank

Commencing in 2005, Woori Bank marketed and sold investment fund products known as the “Woori Power Income Funds,” created and managed by Woori Asset Management, to customers in Korea. The funds have experienced significant declines in value, principally as a result of investments made in securities and derivative instruments of troubled financial institutions in the U.S. and elsewhere. In November 2008, in response to complaints filed by customers who suffered losses as a result of their investment in these products, the Financial Supervisory Service ruled that Woori Bank should compensate such customers for 30% to 50% of the investment losses they suffered due to its failure to adequately disclose the risks associated with an investment in the products. However, certain customers who invested in these products through Woori Bank have opted to instead file lawsuits against Woori Bank based on its alleged failure to adequately disclose such risks, in order to obtain higher levels of compensation. As of April 1, 2013, eight such lawsuits were pending and the aggregate amount claimed against Woori Bank in such lawsuits was approximately ￦6 billion. In one of such lawsuits, which was pending before the appellate court following appeals by both the plaintiffs and Woori Bank, the trial court ruled that Woori Bank was liable for damages equal to approximately 20% to 40% of the losses suffered by the plaintiffs. As of the same date, three of such lawsuits were pending before the Supreme Court of Korea, two of which were appealed by the plaintiffs after the appellate courts held that the defendants (including Woori Bank) were jointly liable for damages equal to approximately 10% to 40% of the losses suffered by the plaintiffs, while one was appealed by the defendants after the appellate court held that the defendants (including Woori Bank) were liable for damages equal to approximately 70% of the losses suffered by the plaintiffs. The other four lawsuits were still pending in the trial court as of the same date. Through April 1, 2013, the aggregate amount of compensation payments made to customers by Woori Bank in relation to such products, including payments made in accordance with the Financial Supervisory Service’s ruling as well as lawsuits filed by customers, was ￦23 billion. In addition, certain of Woori Bank’s customers have filed lawsuits against it in connection with certain other investment fund products created and managed by Woori Asset Management and sold by Woori Bank to customers in Korea, including those which had invested in certain equity-linked securities issued by Lehman Brothers and incurred significant losses following the Lehman Brothers bankruptcy. See “—Woori Asset Management.” As of April 1, 2013, five such lawsuits were pending and the aggregate amount claimed against Woori Bank in such lawsuits was approximately ￦17 billion. The trial court ruled for Woori Bank in one such lawsuit, which was appealed by the plaintiffs, while the other four lawsuits were still pending in the trial court. Additional lawsuits may be filed against Woori Bank with respect to its sales of such products, and the final outcome of such litigation remains uncertain.

In 2008, certain of Woori Bank’s customers filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who purchased KIKO products from Woori Bank were required to make large payments to it. Seven companies have filed lawsuits against Woori Bank alleging that the contracts under which the relevant KIKO products were sold by Woori Bank should be nullified and that Woori Bank should return payments received thereunder. As of April 1, 2013, five such suits were pending, two of which were in the appellate court following appeals by the plaintiffs, after a trial court decision in favor of Woori Bank in one such lawsuit and a trial court ruling that Woori Bank was liable for damages equal to approximately 20% of the losses suffered by the plaintiffs in the other. As of the same date, two such lawsuits were pending at the Supreme Court of Korea following appeal by the plaintiffs after both the trial courts and the appellate courts ruled in favor of Woori Bank, while one was pending before the trial court. The aggregate amount of such claims, as of April 1, 2013, was approximately ￦46 billion, and such amount may increase as the lawsuits progress or in the event of further depreciation of the Won against the U.S. dollar. Additional lawsuits may be filed against Woori Bank with respect to KIKO products, and the final outcome of such litigation remains uncertain.

In January 2008, the Korea Fair Trade Commission instituted certain amendments to standard loan policy conditions for mortgage loan agreements to require banks to be responsible for the payment of mortgage registration expenses when issuing mortgage loans. Subsequently, the Korea Federation of Banks and 16 banks (including Woori Bank, Kwangju Bank and Kyongnam Bank) filed a lawsuit against the Korea Fair Trade Commission to prevent the implementation of such amendments. In August 2010, the Supreme Court of Korea ruled in favor of the Korea Fair Trade Commission. Since such ruling in August 2010, certain of Woori Bank’s customers have filed 117 lawsuits against Woori Bank, alleging that it should return the mortgage registration expenses paid by such customers under mortgage loan agreements that did not reflect the amendments instituted by the Korea Fair Trade Commission in January 2008. As of April 1, 2013, eight such lawsuits had been ruled in favor of Woori Bank by the trial court, of which three had been appealed and remain pending in the appellate court. The remaining 109 lawsuits are currently pending in the relevant trial courts. The aggregate amount claimed in the 117 lawsuits is approximately ￦11 billion. Additional lawsuits may be filed against Woori Bank with respect to its mortgage loans, and the final outcome of such litigation remains uncertain.

Kwangju Bank

On October 24, 2001, The Export-Import Bank of Korea filed a lawsuit in Seoul District Court against Kwangju Bank with respect to its obligations relating to a certificate of guarantee to be issued on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea in the amount of US$100 million, of which Kwangju Bank’s exposure amounts to US$41 million. In December 2003, the Seoul District Court ruled against Kwangju Bank and required it to issue a certificate of guarantee on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea. Kwangju Bank appealed this decision to the Seoul High Court, which dismissed the appeal in December 2005. Kwangju Bank appealed the decision of the appellate court to the Supreme Court of Korea in January 2006, and the Supreme Court dismissed such appeal in July 2006. Subsequently, The Export-Import Bank of Korea filed an additional lawsuit in the Seoul District Court in December 2006 requesting monetary damages in satisfaction of Kwangju Bank’s obligations relating to the certificate of guarantee. Following a decision by the trial court in August 2008 ordering Kwangju Bank to pay US$41 million of monetary damages to The Export-Import Bank of Korea and Kwangju Bank’s subsequent appeal of the trial court decision, the appellate court ruled in favor of The Export-Import Bank of Korea in December 2009 but reduced the amount of monetary damages payable by Kwangju Bank to US$35 million. Such appellate court decision was appealed by both The Export-Import Bank of Korea and Kwangju Bank to the Supreme Court of Korea in January 2010. In April 2012, the Supreme Court of Korea rendered its final decision to uphold the appellate court decision ordering Kwangju Bank to pay US$35 million of monetary damages to The Export-Import Bank of Korea.

Following the above-described decision in August 2010 by the Supreme Court of Korea in favor of the Korea Fair Trade Commission in the lawsuit brought by the Korean Federation of Banks and 16 banks (including Woori Bank, Kwangju Bank and Kyongnam Bank) to prevent the implementation of certain amendments to standard loan policy conditions for mortgage loan agreements, certain of Kwangju Bank’s customers have filed lawsuits alleging claims that are substantially similar to those made against Woori Bank as described above. See “—Woori Bank.” As of April 1, 2013, 11 such lawsuits were pending in the relevant trial courts, and the aggregate amount claimed in such lawsuits was approximately ￦0.1 billion. Additional lawsuits may be filed against Kwangju Bank with respect to its mortgage loans, and the final outcome of such litigation remains uncertain.

Kyongnam Bank

From December 2008 to April 2010, certain employees of Kyongnam Bank colluded with several other parties to engage in various fraudulent transactions ostensibly on behalf of Kyongnam Bank, including providing to certain banks and companies commitments to purchase loans, guarantees for trusts and other payment guarantees. Based on our investigation, we believe that our total potential exposure under such fraudulent transactions is approximately ￦356 billion. A number of the counterparties to such fraudulent transactions have demanded that Kyongnam Bank fulfill its alleged obligations under such transactions but Kyongnam Bank has refused to accede to such demands. As of April 1, 2013, 24 counterparties had filed lawsuits against Kyongnam Bank with respect to such transactions, and the aggregate amount claimed in such lawsuits was ￦322 billion. As of the same date, 22 of such lawsuits were pending before appellate courts following appeals by both the plaintiffs and Kyongnam Bank after the trial courts’ decisions holding that Kyongnam Bank was liable for damages of approximately 50% to 90% of the losses suffered by the plaintiffs. In addition, as of the same date, one such lawsuit was pending before the Supreme Court of Korea following an appeal by the plaintiffs after the appellate court ruling in favor of Kyongnam Bank to overturn the trial court’s decision in favor of the plaintiffs, while another lawsuit was pending before the trial court. Additional lawsuits may be filed against Kyongnam Bank with respect to such transactions, and the final outcome of such litigation remains uncertain. In addition, in October 2010, as a result of such fraudulent transactions and their potential impact on Kyongnam Bank, the KDIC imposed an institutional warning on Kyongnam Bank, as well as reprimands and warnings on ten former and current executive officers of Kyongnam Bank. Furthermore, in October 2010, the Financial Services Commission suspended Kyongnam Bank from accepting new specified money trust accounts for three months and imposed reprimands and warnings on 22 executive officers and employees of Kyongnam Bank in connection with the same incident, as well as ordering the dismissal of three employees who were principally involved in the incident. See “Item 3D. Risk Factors—Other risks relating to our business—Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial harm to us or our subsidiaries” and “Item 3D. Risk Factors—Risks relating to government regulation and policy—The Financial Services Commission may impose burdensome measures on us if it deems us or one of our subsidiaries to be financially unsound.”

Following the above-described decision in August 2010 by the Supreme Court of Korea in favor of the Korea Fair Trade Commission in the lawsuit brought by the Korean Federation of Banks and 16 banks (including Woori Bank, Kwangju Bank and Kyongnam Bank) to prevent the implementation of certain amendments to standard loan policy conditions for mortgage loan agreements, certain of Kyongnam Bank’s customers have filed lawsuits alleging claims that are substantially similar to those made against Woori Bank as described above. See “—Woori Bank.” As of April 1, 2013, 20 such lawsuits were pending in the relevant trial courts, and the aggregate amount claimed in such lawsuits was approximately ￦0.5 billion. Additional lawsuits may be filed against Kyongnam Bank with respect to its mortgage loans, and the final outcome of such litigation remains uncertain.

Woori Asset Management

Commencing in 2008, certain of Woori Asset Management’s customers have filed lawsuits against it in connection with certain investment fund products created and managed by Woori Asset Management and sold to customers in Korea, including those which had invested in certain equity-linked securities issued by Lehman Brothers and incurred significant losses following the Lehman Brothers bankruptcy. Woori Bank, which sold some of such products, was also named as a defendant in certain of those lawsuits. See “—Woori Bank.” As of April 1, 2013, there were eight such lawsuits pending. The trial courts ruled in favor of the plaintiffs in three of the eight pending suits, two of which remain pending before the appellate court while the other has been appealed to the Supreme Court by Woori Asset Management after a ruling in favor of the plaintiffs by the appellate court. Five other lawsuits are currently pending before the trial courts. The aggregate amount of such claims, as of April 1, 2013 was ￦37 billion. Additional lawsuits may be filed against Woori Asset Management with respect to its management of such products, and the final outcome of such litigation remains uncertain.

In addition, in connection with the “Woori Power Income Funds” investment fund products created and managed by Woori Asset Management and marketed and sold by Woori Bank and other financial institutions to customers in Korea, certain such customers have filed lawsuits against Woori Asset Management and, in certain of those cases, against Woori Bank as well. See “—Woori Bank.” As of April 1, 2013, eight such lawsuits were pending against Woori Asset Management, and the aggregate amount claimed against Woori Asset Management in such lawsuits was approximately ￦7 billion. Three of such lawsuits were pending before the Supreme Court, two of which were appealed by the plaintiffs after the appellate courts held that the defendants (including Woori Asset Management) were jointly liable for damages equal to 10% to 40% of the losses suffered by the plaintiffs, while one was appealed by the defendants after the appellate court held that the defendants (including Woori Asset Management) were liable for damages equal to 70% of the losses suffered by the plaintiffs. As of the same date, another such suit was pending before the appellate court following an appeal by the plaintiffs after the trial court held that the defendants (including Woori Asset Management) were jointly liable for damages equal to 20% to 40% of the losses suffered by the plaintiffs. In addition, there were four other lawsuits pending before trial courts. Additional lawsuits may be filed against Woori Asset Management with respect to its management of such products, and the final outcome of such litigation remains uncertain.

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

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by us in respect of the years ended December 31, 2010, 2011 and 2012. The dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Common Share	Dividends Per Preferred Share	Total Amount Of Cash Dividends Paid
	(in Won)		(in millions of Won)
2010	250	—	201,503
2011	250	—	201,503
2012	250	—	201,503

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

Market Price Information

The principal trading market for our common stock is the KRX KOSPI Market. Our common stock, which is in registered form and has a par value of ￦5,000 per share of common stock, has been listed on the KRX KOSPI Market since June 24, 2002 under the identifying code 053000. As of the date of this annual report, we have 806,013,340 shares of common stock outstanding. Our ADSs have been listed on the New York Stock Exchange and are identified by the symbol “WF” since September 29, 2003 under the CUSIP number 981063100.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for our common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	KRX KOSPI Market			New York Stock Exchange(1)
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(in thousands of shares)			(in shares)
2007	25,800	16,500	3,320	83.79	51.71	11,033
2008	20,950	5,050	5,368	62.04	8.72	12,759
2009
First Quarter	8,770	5,770	10,051	19.29	10.56	14,764
Second Quarter	12,850	7,160	11,311	29.90	16.75	18,437
Third Quarter	16,950	10,700	5,708	43.29	25.10	7,702
Fourth Quarter	16,900	13,300	4,561	43.78	35.00	10,589
2010
First Quarter	16,800	12,950	3,680	44.10	33.05	9,320
Second Quarter	18,300	14,600	6,719	49.68	35.02	6,327
Third Quarter	15,400	13,150	3,938	38.79	33.19	4,872
Fourth Quarter	15,700	13,300	4,716	42.50	34.34	18,390
2011
First Quarter	15,900	13,450	4,498	42.9	36.3	17,911
Second Quarter	15,400	12,400	3,800	42.4	34.4	19,227
Third Quarter	14,500	8,500	3,450	41.1	22.2	10,252
Fourth Quarter	11,200	9,100	2,927	30.5	23.0	12,492
2012
First Quarter	13,000	9,330	2,729	35.74	23.92	16,282
Second Quarter	13,600	9,900	2,328	36.18	25.47	18,852
Third Quarter	12,350	10,300	2,103	32.93	27.23	14,427
Fourth Quarter	11,850	9,740	1,647	33.35	27.05	10,016
2013 (through April 22)
January	12,950	11,350	2,064	35.9	32.37	10,519
February	13,150	12,100	1,379	36.12	33.47	6,511
March	13,050	11,800	1,554	36.31	31.64	7,810
April (through April 22)	12,800	11,250	1,887	34.24	30.08	9,575

Source: KRX KOSPI Market; New York Stock Exchange.

(1)	Each ADS represents the right to receive three shares of our common stock. Trading of our ADSs on the New York Stock Exchange commenced on September 29, 2003.

Item 9B.	Plan of Distribution

Not Applicable

Item 9C.	Markets

The KRX KOSPI Market, formerly known as the Stock Market Division of the Korea Exchange, began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The KRX KOSPI Market is a membership organization consisting of most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2012, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately ￦1,154 trillion. The average daily trading volume of equity securities for 2012 was approximately 486 million shares with an average transaction value of ￦4,824 billion.

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

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,157.40	1,718.88	1,018.81	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013 (through April 22)	2,031.10	2,031.10	1,900.06	1,926.31

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(billions of ￦)		(millions of US$)(1)		(thousands of Shares)	(millions of ￦)		(thousands of US$)(1)
1982	334	￦	3,001	US$	4,279	9,704	￦	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,621	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,741		5,539,653		5,919,698
2008	763		576,888		457,122	355,205		5,189,644		4,112,238
2009	770		887,935		763,027	485,657		5,795,426		4,980,172
2010	777		1,141,885		981,254	380,859		5,619,768		4,829,224
2011	791		1,041,999		899,438	353,759		6,863.146		5,924,166
2012	784		1,154,294		1,085,679	486,480		4,823,643		4,536,740
2013 (through April 22)	775		1,117,661		998,348	401,002		4,086,080		3,649,883

Source:	The KRX KOSPI Market
(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York on the last business day of the period indicated.

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

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from such financial investment company if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the KDIC will, upon the request of the investors, pay investors an amount equal to the full amount of cash deposited with a securities company prior to August 1, 1998 in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. However, this indemnification was available only until the end of 2000. From 2001, the maximum amount to be paid to each customer is limited to ￦50 million. Pursuant to the Financial Investment Services and Capital Markets Act, as amended, financial investment companies with a dealing and/or brokerage license are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by such financial investment companies is prohibited. The premiums related to this insurance are paid by such financial investment companies.

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

Our authorized share capital is 2,400,000,000 shares. Our articles of incorporation authorize us to issue:

•	shares of common stock, par value ￦5,000 per share;

•	“class shares”, par value ￦5,000 per share.

Subject to applicable laws and regulations, our articles of incorporation authorize us to issue a number of “class shares” equal to as much as one-half of all of the issued and outstanding shares.

As of the date of this annual report, 806,015,340 shares of common stock were issued and 806,013,340 shares of common stock were outstanding. Pursuant to our articles of incorporation, which was last amended on March 22, 2013, we are authorized to issue various types of “class shares”, which include shares of voting and non-voting preferred stock, convertible stock, redeemable preferred stock and hybrid securities comprising one or more elements of the foregoing types of shares. There are no class shares currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of the date of this annual report, our authorized but unissued share capital was 1,593,984,660 shares. We may issue the unissued shares without further stockholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 27 of the notes to our consolidated financial statements and “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

Our articles of incorporation allow our stockholders, by special resolution, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our stockholders at their next general meeting convened immediately after the grant date. As of December 31, 2012, our officers, directors and employees did not hold any options to purchase shares of common stock. See “Item 6E. Share Ownership.”

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

The Financial Holding Company Act and related regulations require that each time a Korean financial holding company pays an annual dividend, it must set aside in its legal reserve to stated capital an amount equal to at least one-tenth of its net income after tax until the amount set aside reaches at least the aggregate amount of its stated capital. Unless it sets aside this amount, a Korean financial holding company may not pay an annual dividend. We intend to set aside the regulatory reserve for credit losses and reserves for severance pay in addition to this legal reserve.

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

Under the Financial Investment Services and Capital Markets Act, each member of our employee stock ownership association, whether or not they are stockholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2012, none of our employees owned any shares of our common stock through the employee stock ownership association.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of ￦2 trillion, to persons other than existing stockholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing stockholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing stockholders. As of December 31, 2012, we had no convertible bonds or bonds with warrants outstanding.

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

General Meetings of Stockholders

There are two types of general meetings of stockholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of stockholders may be held:

•	when we deem one necessary;

•	at the request of the holders of an aggregate of 3% or more of our outstanding shares;

•	at the request of the holders of an aggregate of 1.5% or more of our outstanding shares with voting rights who have held those shares for at least six months; or

•	at the request of our audit committee.

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

In connection with the receipt of public funds by us and our subsidiaries, we entered into memoranda of understanding with the KDIC. Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet financial and business targets and recapitalization goals on a semi-annual and/or quarterly basis until the end of 2013. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.”

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are

“qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2011 or 2012 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2013 taxable year.

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

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to obtain the benefit of a tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income. In addition, in order to obtain a reduced rate of withholding tax on dividends, you (as a beneficial owner of the dividends) must submit an application for entitlement to reduced tax rate to the withholding agent prior to the dividend payment date. Subject to certain exceptions, an overseas investment vehicle must submit a report of overseas investment vehicle and a schedule of beneficial owners to the withholding agent prior to the dividend payment date.

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

In 2004, we completed the implementation of a group-wide, standardized risk management system (except with respect to credit risk management and operational and business risk management). This system has enhanced our risk management capabilities by enabling us to exchange information among our and our subsidiaries’ risk management operations. With respect to credit risk management systems, we have completed implementing standardized credit risk management systems based on Woori Bank’s system in all of our banking subsidiaries in 2007. With respect to operational risk management systems, we completed implementation of various aspects of the operational risk management system (not including the business risk management system) at Kyongnam Bank, Kwangju Bank and Woori Finance Information System (which changed its name to Woori FIS in May 2011) in 2006, and also completed the implementation of such aspects of the operational risk management system at Woori Investment & Securities by the end of 2008. Furthermore, following the global financial crisis, we undertook a group-wide review of our credit risk management procedures with outside consultants in 2009, as well as undertaking further group-wide reviews of our risk management infrastructure and systems in 2009 and 2010, in order to develop and implement various measures to further standardize and improve our risk management procedures and systems. We also undertook additional steps to further strengthen our risk management systems, including (i) using Tier I capital as “available capital” for purposes of our risk capital allocation beginning in 2012 in anticipation of Basel III requirements, and (ii) including “stressed VaR” to our market risk capital calculations beginning in 2012 in accordance with the guidance of the Financial Supervisory Service. We use our risk management systems to manage our risks within acceptable limits and to otherwise ensure the soundness of our assets and the stability of our operations.

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

Our risk capital allocation as a percentage of available capital, on a non-consolidated basis, with respect to 2013 is as follows:

	Available capital(1)		Risk capital		Risk appetite	Credit	Market	Interest rate	Operational	Insurance	Business	Correlation Effect	Buffer
	(in billions of Won, except percentages)
Woori Finance Holdings	￦	19,385	￦	16,713	86.2%	66.4%	11.9%	4.1%	6.6%	—	4.4%	7.2%	13.8%
Woori Bank		15,840		12,370	78.1	64.1	7.1	3.6	5.8	—	3.2	5.7	21.9
Kwangju Bank		1,179		1,033	87.6	78.9	2.5	1.7	7.6	—	2.5	5.8	12.4
Kyongnam Bank		1,677		1,363	81.3	68.6	6.0	3.6	7.2	—	2.4	6.4	18.7
Woori Investment & Securities		3,474		2,533	72.9	24.1	43.3	1.4	3.2	—	6.2	5.4	27.1
Woori Asset Management		64		34	53.3	14.1	—	—	7.8	—	34.5	3.1	46.7
Woori Financial		347		316	91.1	86.5	—	1.7	8.9	—	—	6.1	8.9
Woori Aviva Life Insurance		193		165	85.5	32.7	—	54.4	1.0	18.1	—	20.7	14.5
Woori FG Savings Bank		118		91	77.2	59.4	—	18.7	5.1	—	—	5.9	22.8

(1)	Based on Tier I capital.

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

•

determining the appropriate level of risks that we should be willing to undertake, including in connection with key business activities such as acquisitions, investments or entering into new business areas, prior to a decision by the board of directors on such matters;

•	allocating risk capital to each subsidiary and approving our subsidiaries’ risk limit requests;

•	reviewing our group-wide risk profile, including the level of risks we are exposed to and the status of our risk management operations; and

•	monitoring our subsidiaries’ compliance with our risk policies;

The Group Risk Management Committee is comprised of our chief executive officer, our chief financial officer and four outside directors. It operates independently from all business units and individual board members, and reports directly to our board of directors. Since 2012, we require the chairperson of the Group Risk Management Committee to be chosen from among the outside directors in order to enhance the independence and experience level of such chairperson. In addition, since our chief executive officer is a member of the committee, he is kept aware of risk-related issues. Our Group Risk Management Committee convenes at least quarterly, and makes decisions by majority vote of the attending members. At least a majority of the committee members must attend to constitute a quorum.

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

Committee	Members	Approval Process
Headquarters Approval
Loan Committee	Head of the credit support unit, head of the risk management unit, head of the investment banking unit, head of the capital market unit, head of the large corporate audit department, and head of medium-size enterprise audit department (no more than seven persons)	2/3 required for approval; 2/3 required to participate

Headquarters/Regional Approval
Senior Credit Officer Committee	One head senior credit officer and four to six other senior credit officers (five to seven persons)	2/3 required for approval; 2/3 required to participate

Credit Officer Committee	At least one senior credit officer and two other credit officers (at least three persons)	2/3 required for approval; 2/3 required to participate

Individual Approval
Senior Relationship Manager	Individual	Approval of the individual
Relationship Manager	Individual	Approval of the individual
Branch Manager	Individual	Approval of the individual

Different individuals or committees review and approve loan applications depending on various factors, including:

•	the size and type of the loan;

•	the level of credit risk established by the credit rating system;

•	whether the loan is secured by collateral; and

•	if the loan is secured, an assessment of the collateral.

Loan applications are generally reviewed only by the highest-level committee required to approve the loan, although multiple reviews, including separate reviews at the branch, regional and headquarters level, may occur depending on the size and terms of any particular loan or a borrower’s credit risk.

Corporate Loan Approval Process

Each of our banking subsidiaries’ branches reviews corporate loan applications using a credit evaluation system for corporate borrowers. Although these systems historically differed among our subsidiaries, our banking subsidiaries currently use standardized credit evaluation systems (including standardized credit risk measurement engines) following the completion of upgrades in 2007 to standardize these systems as part of our group-wide, standardized risk management system. Each corporate credit evaluation system measures various quantitative and qualitative factors. The model used by the credit evaluation system to review an application depends, however, on certain characteristics of the potential borrower. For example, Woori Bank’s credit risk management department, together with its large corporate loan department and small- and medium-sized enterprise loan department, has developed separate credit evaluation models for large corporate borrowers that are subject to external audit under the External Audit Act of Korea, large corporate borrowers that are not subject to external audit, medium-sized enterprises and SOHO borrowers that either have outstanding loans, or are applying for a loan, in excess of ￦1 billion. In general, each model uses scores from both a computerized evaluation of quantitative financial factors, such as cash flow and income, and more qualitative factors which are scored using judgments by the credit officer or officers reviewing the application to produce an overall credit risk rating. These credit evaluation systems provide our subsidiaries with tools to make consistent credit decisions and assist them in making risk-based pricing decisions. For example, Woori Bank’s CREPIA system, depending on whether the borrower is audited by independent auditors and its size, produces two separate scores based on one of 14 rating models: one for quantitative current financial factors, which is weighted 60% in determining the CREPIA credit risk rating, and another for the more qualitative factors that the judgment of our credit officers plays a more significant part in determining, which is weighted 40%. The CREPIA credit risk rating estimates the probability that Woori Bank will recover extended credits and the likelihood that borrowers will default. Qualitative factors included in CREPIA include:

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

The CREPIA system produces separate credit risk ratings for each borrower and for each loan requested by that borrower. Woori Bank’s credit analysis and approval center evaluates and approves corporate loan applications based on these credit risk ratings. The CREPIA system assigns each borrower and facility one of the following fourteen credit risk rating grades from AAA to D, which are classified as follows: AAA (extremely strong), AA (very strong), A+ (strong), A– (good), BBB+ (more adequate), BBB (adequate), BBB– (less adequate), BB+ (less susceptible), BB (susceptible), BB– (more susceptible), B+ (slightly weak), B– (weak), C (very weak) and D (default). Certain loans are subject to review by the Loan Committee depending on the size of the loan and the determined credit risk rating. Examples of this include loan applications for secured loans in excess of ￦60 billion regardless of the borrower’s or facility’s credit risk rating, and, at the other extreme for unsecured loans, loan applications in excess of ￦4 billion for a borrower or facility with a credit risk rating of BB– to C. Applications from borrowers with loans on a subsidiary’s watch list (see “—Credit Review and Monitoring” below) are also automatically reviewed by its Loan Committee.

Our subsidiaries use the same systems to evaluate and approve applications from small- and medium-sized enterprises that they use to evaluate other corporate borrowers, but use different credit evaluation models. For example, Woori Bank implemented its current credit evaluation models for small- and medium-sized enterprise customers in September 2004. These models, which are incorporated into the CREPIA system, use the same quantitative and qualitative factors that Woori Bank uses to evaluate other corporate customers. However, the small- and medium-sized enterprise models apply a 50% weighting to the score derived from quantitative factors and a 50% weighting to the score derived from the more flexible qualitative factors in determining the credit risk rating. In September 2004, Woori Bank introduced a separate credit evaluation model to evaluate newly opening small- and medium-sized enterprises that relies solely on qualitative factors. Woori Bank has also adopted a separate credit evaluation system for SOHOs (such as pharmacies, clinics and restaurants) which either have outstanding loans, or are applying for a loan, of ￦1 billion or less that uses simpler credit evaluation models and resembles our application scoring system for new retail customers. In December 2006, Woori Bank implemented a new credit evaluation model, which reflects Woori Bank’s new capital adequacy requirements and apply to consumer and corporate loans (including loans to small- and medium-sized enterprises). Woori Bank also introduced a new corporate rating model dedicated to evaluating large corporate borrowers in July 2008.

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

Woori Card reviews each new card application for completeness, accuracy and creditworthiness. It bases this review on various factors that assess the applicant’s ability to repay borrowed amounts. The review process involves three stages:

•

Initial Application Process.  Woori Card verifies basic information by requesting certain documents from the applicant, generally contacts the applicant directly (usually by telephone, although there are personal visits to some applicants) and statistically analyzes the applicant’s personal credit history together with financial and default information gathered from third-party sources and its internal database. The analysis considers various factors including employment, default status and historical relationships with Woori Bank and any delinquency history with other credit card companies. Woori Card also reviews information about an applicant obtained from external databases maintained by the Korea Federation of Banks, Korea Information Service Inc., Korea Credit Bureau Inc. and a consortium of seven Korean credit card providers.

•

Application Scoring System Process.  The application scoring system at Woori Card is a standardized evaluation tool used to determine the probability of a credit card applicant defaulting during the one-year period following issuance. The application scoring system, using a statistical model, assigns risks to factors that indicate a probability of non-payment. The model analyzes credit history, occupation and income data to develop a combined risk score. The applicant’s eligibility to receive a credit card and credit limit is determined by its anticipated delinquency ratio over 90 days within one year.

•

Credit Assessment.  If the application is approved, then the application scoring system assessment is used to determine the applicant’s credit limit. The aggregate credit limit for a new applicant who is an individual rarely exceeds ￦20 million. There is a separate but similar system for determining the credit limit available to corporate card applicants, which will generally be higher than limits available to individual applicants but will not provide for the ability to obtain cash advances.

The entire approval process generally takes two to three days and the applicant receives the new card within one week after making an application. Woori Card evaluates and updates the application scoring system on a monthly basis (or more frequently as required) to incorporate new data or adjust the importance placed on existing data or market conditions.

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

Loan Review and Monitoring

Each of our banking subsidiaries monitors credit risk with respect to its borrowers using its own loan review system. Each banking subsidiary has a loan review department that oversees its review and monitoring efforts. After a loan has been approved, the relevant materials or the results generated by the subsidiary’s relevant credit evaluation system, together with any supporting data, are reviewed by an officer in that department. There are three types of reviews that our subsidiary loan review units undertake:

•

Desk review.  Desk reviews are the most common and are generally done within five days after a loan has been approved. Although the process is similar, different loans are automatically reviewed by our subsidiaries based on the size of the loan. At Woori Bank, for example, the loan review department will initiate a desk review of loans approved by a credit officer committee or the Loan Committee of the subsidiary, for any corporate loan that exceeded ￦5 billion, any consumer loan that exceeded ￦1 billion, any loan to a housing applicant group that exceeded ￦5 billion or any loan where the loan terms were adjusted. For loans originating from a branch, the loan review department will initiate a desk review for new domestic loans or credit limit increases that exceed ￦300 million. For new overseas loans, desk reviews are conducted for amounts that exceed US$300,000.

•

Periodic review.  Periodic reviews are done on a quarterly, semi-annual or annual basis with respect to loans that are current and exceed ￦10 billion or with respect to borrowers who are on a “watch list” with respect to possible insolvency. Quarterly periodic reviews are done for certain corporate borrowers, depending on their size and the borrower’s industry.

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

Credit Card Review and Monitoring

Woori Card monitors its risk exposure to individual accounts on a regular basis. It monitors each customer’s card usage trends and negative credit data such as delinquency information through both its own credit risk management system (which was developed with the assistance of an outside consultant) and BC Card’s similar system (which BC Card maintains for its member banks). These systems monitor the behavior of users of Woori Card’s credit cards, using both internally generated information and information from external sources. Woori Card statistically analyzes this information to estimate each customer’s creditworthiness on a monthly basis. The credit risk management system is an integral part of the credit practices at Woori Card and is used to determine increases or decreases in credit limits, reset interest rates, set fee levels, authorize special transactions and approve card loans using criteria such as:

•	how much credit each customer has incurred in the past (i.e., frequency and amount of payments);

•	whether a customer uses his card to make credit card purchases or to get cash advances;

•	internal credit scores; and

•	whether the customer has been delinquent in making payments.

After assigning appropriate weightings to each factor, the system computes a behavior score and uses that score to classify each cardholder. Each customer’s credit limit is subject to adjustment in accordance with the monthly updated score. Woori Card uses these results and the results of its application scoring system to evaluate its credit risk management system and make adjustments to its credit scoring formula based on the results of that process.

Woori Card’s credit risk management system has also been able to run various simulations in connection with monitoring its operations, including:

•

new product simulations, which predict a customer’s likely spending pattern when using a new credit card product and analyzes that pattern to predict the new product’s costs, delinquencies and profitability; and

•	credit use limit simulations, which test whether a customer’s credit limit has been properly set by simulating an increase or decrease of that limit.

Woori Card’s credit administration team manages customer credit risk for users of its credit cards. It reviews and updates its underwriting, credit evaluation, collection, servicing and write-off procedures, and the terms and conditions of card agreements, from time to time in accordance with its business practices, applicable law and guidelines issued by regulatory authorities. Kyongnam Bank currently operates customer credit risk with respect to its credit card business using the BC Card system.

Early Warning Systems

Each of our banking subsidiaries and Woori Card have developed separate early warning systems that monitor the status of both commercial and retail borrowers and evaluate all of a customer’s outstanding credits. These systems monitor various factors, including the financial status, financial transaction status, industry rating and management status of borrowers. They enable our subsidiaries to find defaults and signs of potential delinquency in advance, monitor these problematic credits properly before any default or delayed payment occurs and keep track of information on the credit status of borrowers. Updated information is input as it becomes available, either automatically from internal and external sources or manually. This information includes data relating to:

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

The Group Risk Management Committee monitors market risk both for the group and for each subsidiary individually. See “—Standardization Strategy.” The Group Risk Management Committee has established a maximum “market risk appetite” for each subsidiary, which is defined as the risk capital of a particular subsidiary divided by its available capital. “Risk capital” is a benchmark figure that determines the VaR limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or PVBP) limits (for non-trading available-for-sale assets) for each subsidiary. Available capital generally consists of stockholder’s equity. Using this benchmark, as of December 31, 2012, we have established market risk limits with respect to our subsidiaries as shown in the following table:

	Trading Portfolio						Non-Trading Portfolio
	VaR Limit		Accumulated Loss Limit
			Quarter		Annual		PVBP Limit
	(in billions of Won)
Woori Bank	￦	18.0	￦	67.8	￦	132.6	￦ 2.073
Kyongnam Bank		2.1		8.5		17.0	0.353
Kwangju Bank		0.5		1.5		2.9	0.230

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

The following table shows our daily VaR for each of Woori Bank, Kyongnam Bank and Kwangju Bank as of December 31, 2010, 2011 and 2012 at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk, foreign exchange risk and commodity risk relating to our trading activities.

	Interest Rate Risk	Equity Risk	Foreign Exchange Risk	Commodity Risk	Less: Diversification	VaR for Overall Trading Activities
	(in millions of Won)
As of December 31, 2010
Woori Bank	3,770	2,005	4,042	13	5,452	4,377
Kyongnam Bank	70	298	27	—	76	319
Kwangju Bank	86	2	7	—	8	88
As of December 31, 2011
Woori Bank	5,066	2,978	2,745	3	6,391	4,402
Kyongnam Bank	78	160	32	—	93	177
Kwangju Bank	11	1	12	—	8	16
As of December 31, 2012
Woori Bank	3,695	1,608	2,677	13	5,353	2,640
Kyongnam Bank	348	—	9	—	12	345
Kwangju Bank	41	—	6	—	7	40

In 2012, the average, high, low and ending amounts of daily VaR for each of Woori Bank, Kyongnam Bank and Kwangju Bank relating to its trading activities (at a 99% confidence level for a one-day holding period) were as follows:

	Trading activities VaR for 2012
	Average		Minimum		Maximum		As of December 31, 2012
	(in millions of Won)
Woori Bank
Interest risk	￦	4,200	￦	2,712	￦	6,382	￦	3,695
Equity risk		2,380		1,180		3,734		1,608
Foreign exchange risk		2,250		1,507		3,585		2,677
Commodity risk		37		3		227		13

Total risk	￦	3,720	￦	2,372	￦	5,190	￦	2,640

Kyongnam Bank
Interest risk	￦	273	￦	20	￦	685	￦	348
Equity risk		122		—		518		—
Foreign exchange risk		15		4		83		9
Commodity risk		—		—		—		—

Total risk	￦	308	￦	89	￦	641	￦	345

Kwangju Bank
Interest risk	￦	27	￦	7	￦	82	￦	41
Equity risk		28		—		63		—
Foreign exchange risk		6		1		65		6
Commodity risk		—		—		—		—

Total risk	￦	40	￦	7	￦	83	￦	40

Stress test.  In addition to VaR, we perform stress testing to measure market risk. As VaR assumes normal market situations, we assess our market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that we take no action during a stress event to change the risk profile of a portfolio. The following table shows, for each identified subsidiary, the loss that would have occurred in its trading portfolio as of December 31, 2012 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart
Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%
Woori Bank	￦	41.0	￦	8.6	￦	0.8	￦	2.0	￦	8.7	￦	32.9
Kyongnam Bank		—		—		—		—		—		—
Kwangju Bank		—		—		—		—		—		—

	(in billions of Won, except basis points)
Interest Rate Chart
Basis point fluctuation amount		(60) basis Points		(40) basis points		(20) basis points		20 basis points		40 basis points		60 basis points
Woori Bank	￦	20.1	￦	13.0	￦	6.5	￦	(6.1)	￦	(12.3)	￦	(18.2)
Kyongnam Bank		3.9		2.6		1.3		(1.3)		(2.6)		(3.9)
Kwangju Bank		0.1		0.0		0.0		(0.0)		(0.0)		(0.1)

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

Each of our subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Counterparties are restricted to domestic and foreign financial institutions and banks with respect to which our subsidiaries have established a foreign exchange dealing limit. Our subsidiaries deal primarily in the Won/U.S. dollar market and their dealings are subject to what we believe are conservative daily maximum and closing limits and stop loss limits. By way of illustration, the following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2012:

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

The following table shows the non-consolidated net open positions of Woori Bank, Kyongnam Bank and Kwangju Bank at the end of 2010, 2011 and 2012. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2010						2011						2012
	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Bank		Kyongnam Bank		Kwangju Bank
	(in millions of US$)
Currency
U.S. dollar	US$	(102.0)	US$	(3.0)	US$	0.0	US$	(64.4)	US$	(3.7)	US$	0.6	US$	(36.5)	US$	(1.8)	US$	(0.7)
Japanese yen		(3.8)		0.3		0.2		7.6		0.7		0.0		(52.5)		0.0		0.0
Euro		35.0		0.1		(0.6)		(13.4)		—		0.0		(19.4)		(0.1)		0.2
Others		16.3		2.1		0.7		(25.3)		1.9		0.1		(16.5)		2.1		0.2

Total	US$	(54.5)	US$	(0.5)	US$	0.3	US$	(95.5)	US$	(1.1)	US$	0.7	US$	(125.0)	US$	0.2	US$	(0.3)

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

We measure interest rate risk for Won and foreign currency assets and liabilities in our bank accounts (including derivatives) and, in the case of Woori Bank, assets and liabilities in our principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 36.4% of our total deposits in Won as of December 31, 2012). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2012, 95.3% of those deposits had current maturities of one year or less. As of December 31, 2012, approximately 65.4% of our Won-denominated loans bore floating rates of interest, and 57.3% of those loans had current maturities of one year or less.

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

The following tables show, for each of Woori Bank, Kyongnam Bank and Kwangju Bank on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2012:

Woori Bank

	As of December 31, 2012
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	￦	6,926	￦	4,893	￦	8,486	￦	5,416	￦	13,279	￦	39,000
Market interest rate		103,664		19,274		8,888		10,143		9,705		151,673
Interest rate pegged to customer deposit		58		44		89		23		2		215

Total	￦	110,648	￦	24,211	￦	17,463	￦	15,583	￦	22,985	￦	190,889

Interest rate-sensitive liabilities
Free interest rate	￦	12,784	￦	4,032	￦	5,347	￦	8,784	￦	7,269	￦	38,215
Market interest rate		70,737		16,400		24,495		625		21,627		133,884

Total	￦	83,521	￦	20,432	￦	29,842	￦	9,409	￦	28,896	￦	172,098

Sensitivity gap		27,128		3,779		(12,379)		6,174		(5,911)		18,790
Cumulative gap		27,128		30,907		18,528		24,702		18,790		18,790
% of total assets(1)		12.63%		14.39%		8.63%		11.50%		8.75%		8.75%
Total assets in Won											￦	214,791

	As of December 31, 2012
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$, except percentages)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		12,604		1,784		159		24		97		14,667
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	12,604	US$	1,784	US$	159	US$	24	US$	97	US$	14,667

Interest rate-sensitive liabilities
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		6,119		422		1,117		2,523		2,412		12,592

Total	US$	6,119	US$	422	US$	1,117	US$	2,523	US$	2,412	US$	12,592

Sensitivity gap		6,485		1,362		(958)		(2,499)		(2,315)		2,075
Cumulative gap		6,485		7,847		6,889		4,390		2,075		2,075
% of total assets(1)		24.87%		30.09%		26.42%		16.84%		7.96%		7.96%
Total assets in US$											US$	26,076

Kyongnam Bank

	As of December 31, 2012
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	￦	565	￦	479	￦	695	￦	862	￦	1,651	￦	4,252
Market interest rate		9,198		1,313		3,063		3,043		3,430		20,047
Interest rate pegged to customer deposit		35		15		15		6		1		72

Total	￦	9,798	￦	1,807	￦	3,773	￦	3,911	￦	5,082	￦	24,371

Interest rate-sensitive liabilities
Free interest rate	￦	6,427	￦	3,977	￦	4,680	￦	914	￦	2,707	￦	18,705
Market interest rate		1,637		42		21		567		1,723		3,991

Total	￦	8,064	￦	4,019	￦	4,701	￦	1,482	￦	4,430	￦	22,696

Sensitivity gap		1,735		(2,212)		(928)		2,429		652		1,675
Cumulative gap		1,735		(478)		(1,406)		1,023		1,675		1,675
% of total assets(1)		5.74%		(1.58)%		(4.66)%		3.39%		5.55%		5.55%
Total assets in Won											￦	30,196

	As of December 31, 2012
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$, except percentages)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	793	US$	155	US$	13	US$	0	US$	7	US$	968
Market interest rate		172		2		0		0		0		173
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	964	US$	157	US$	13	US$	0	US$	7	US$	1,141

Interest rate-sensitive liabilities
Free interest rate	US$	802	US$	158	US$	17	US$	0	US$	0	US$	976
Market interest rate		0		0		0		0		0		0

Total	US$	802	US$	158	US$	17	US$	0	US$	0	US$	976
Sensitivity gap		163		(1)		(4)		0		7		165
Cumulative gap		163		162		158		158		165		165
% of total assets(1)		9.97%		9.91%		9.67%		9.66%		10.09%		10.09%
Total assets in US$											US$	1,633

Kwangju Bank

	As of December 31, 2012
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	￦	773	￦	263	￦	237	￦	474	￦	674	￦	2,422
Market interest rate		7,524		1,995		1,400		1,685		776		13,380
Interest rate pegged to customer deposit		109		20		49		5		2		185

Total	￦	8,407	￦	2,278	￦	1,685	￦	2,164	￦	1,453	￦	15,986

Interest rate-sensitive liabilities
Free interest rate	￦	4,354	￦	1,743	￦	2,671	￦	591	￦	1,789	￦	11,148
Market interest rate		1,135		284		308		464		473		2,664

Total	￦	5,489	￦	2,027	￦	2,979	￦	1,054	￦	2,262	￦	13,811

Sensitivity gap		2,918		251		(1,294)		1,109		(809)		2,175
Cumulative gap		2,918		3,169		1,875		2,984		2,175		2,175
% of total assets(1)		18.25%		19.82%		11.73%		18.67%		13.61%		13.61%
Total assets in Won											￦	15,986

	As of December 31, 2012
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$, except percentages)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	6	US$	6
Market interest rate		696		6		0		2		5		710
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	696	US$	6	US$	0	US$	2	US$	11	US$	715

Interest rate-sensitive liabilities
Free interest rate	US$	12	US$	2	US$	22	US$	2	US$	5	US$	43
Market interest rate		96		91		247		261		41		736

Total	US$	107	US$	94	US$	269	US$	263	US$	46	US$	779

Sensitivity gap		589		(87)		(269)		(261)		(35)		(63)
Cumulative gap		589		501		232		(29)		(63)		(63)
% of total assets(1)		82.28%		70.07%		32.43%		(4.01)%		(8.87)%		(8.87)%
Total assets in US$											US$	715

(1)	Represents the cumulative gap as a percentage of total assets.

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

The following table shows, for Woori Bank, Kyongnam Bank and Kwangju Bank on a combined basis, with respect to Won-denominated assets and liabilities, duration gaps and net asset value changes when interest rate increases by one percentage point as of the specified dates:

Date	Interest- earning asset duration	Interest-bearing liability duration	Total asset/ liability duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2010	0.51	0.80	(0.25)	604
December 31, 2010	0.54	0.75	(0.18)	459
June 30, 2011	0.53	0.74	(0.14)	389
December 31, 2011	0.69	0.72	0.02	2
June 30, 2012	0.73	0.72	0.04	96
December 31, 2012	0.85	0.72	0.15	312

We set interest rate risk limits using the historical simulation method, which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The following table shows our interest rate VaR with respect to our Won-denominated assets and liabilities for each of the quarters since the fourth quarter of 2011:

	Fourth Quarter 2011		First Quarter 2012		Second Quarter 2012		Third Quarter 2012		Fourth Quarter 2012
	(in billions of Won, except percentages)
Woori Finance Holdings	￦	462.5	￦	429.0	￦	235.2	￦	238.8	￦	278.9
Woori Bank		255.1		293.1		113.1		159.7		193.4
Kyongnam Bank		49.0		39.0		40.6		24.3		22.2
Kwangju Bank		8.8		10.1		9.2		5.3		7.0
Volatility		—		—		—		—		—
Mean reversion		—		—		—		—		—

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

The Financial Services Commission requires each Korean bank to maintain a Won liquidity ratio of not less than 100% (deemed an “advisory ratio”) and to make monthly reports to the Financial Services Commission. The Won liquidity ratio is calculated by dividing certain Won-denominated financial assets and the net settlement amount related to derivative contracts that have one month or less to maturity, which are referred to as “Won Current Assets,” and certain Won-denominated liabilities and the net settlement amount related to derivatives contracts that have one month or less to maturity, which are referred to as “Won Current Liabilities.”

The definition of Won Current Assets reflects the following:

•	the inclusion of reserve deposits with the Bank of Korea, negotiable certificates of deposit and call loans;

•	the inclusion of marketable securities at market value;

•	the exclusion of securities restricted for sale and securities offered as collateral;

•	the exclusion of assets classified as substandard or below based on the Financial Service Commission’s asset classification criteria; and

•	the exclusion of fixed assets and other assets which cannot be converted into cash within a short period of time.

The maturity of assets is measured based on the actual maturity date or the date when the principal is unconditionally due according to the terms and conditions of the relevant contract.

The definition of Won Current Liabilities reflects the following:

•	the adjustment of demand deposits by the annual average balance and an explicitly defined standard deviation;

•	the inclusion of checks issued by other banks similar to deposits;

•	the inclusion of borrowings from the Bank of Korea;

•	the exclusion of provisional liabilities; and

•	the exclusion of borrowings from trust accounts.

The maturity of borrowings and debentures with put options is measured based on the put date.

The following table shows the liquidity status and limits for Won accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2012 in accordance with Financial Services Commission regulations:

	1 month or less
	Woori Finance Holdings(1)	Woori Bank	Kyongnam Bank	Kwangju Bank
	(in billions of Won, except percentages)
Won Current Assets (A)	77,780	67,128	6,858	3,794
Cash and deposits	11,626	9,543	1,182	901
Securities	34,217	28,414	3,728	2,076
Loans	15,182	13,491	990	700
Other assets	7,807	7,102	588	117
Off-balance sheet derivatives	8,948	8,578	370	—
Won Current Liabilities (B)	60,492	52,977	4,803	2,712
Deposits	34,197	29,027	2,946	2,224
Borrowings	6,582	5,556	835	191
Debentures	360	280	—	80
Other liabilities	11,385	10,506	662	217
Off-balance sheet derivatives	7,967	7,607	360	—
Liquidity Gap	17,288	14,151	2,054	1,082
Won Liquidity Ratio (A/B)	128.6%	126.7%	142.8%	139.9%
Limit	100%	100%	100%	100%

(1)	Combined amounts for Woori Bank, Kyongnam Bank and Kwangju Bank.

The following table shows the liquidity status on a cumulative basis and limits for foreign currency accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2012 in accordance with the Bank of Korea’s regulations:

	7 days or less								7 days-1 month								1-3 months
	Woori Finance Holdings(1)		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Finance Holdings(1)		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Finance Holdings(1)			Woori Bank			Kyongnam Bank			Kwangju Bank
	(in millions of US$)
Foreign currency accounts:
Foreign currency assets	US$	14,621	US$	13,725	US$	545	US$	351	US$	10,428	US$	9,966	US$	225	US$	237	US$	11,509		US$	10,733		US$	563		US$	213
Foreign currency liabilities		13,073		12,347		463		263		10,167		9,808		228		131		10,020			9,354			528			138
Maturity gap		1,548		1,379		82		88		261		157		(3)		106		1,489			1,379			35			76
Cumulative gap (A)		1,548		1,379		82		88		1,809		1,536		79		194		3,298			2,915			114			269
Total assets (B)		60,344		56,875		2,343		1,126		60,344		56,875		2,343		1,126		60,344			56,875			2,343			1,126
Liquidity gap ratio (A/B)		2.57%		2.42%		3.48%		7.79%		3.00%		2.70%		3.37%		17.20%		109.9	%(2)		109.3	%(2)		109.3	%(2)		150.6	%(2)
Limits		(3)%		(3)%		(3)%		(3)%		(10)%		(10)%		(10)%		(10)%		85%			85%			85%			85%

(1)	Combined amounts for Woori Bank, Kyongnam Bank and Kwangju Bank.
(2)	Liquidity ratio, calculated as foreign currency assets as a percentage of foreign currency liabilities.

Our Subsidiary Risk Management Committees receive reports from our subsidiaries regarding their respective liquidity ratios and liquidity gap ratios on a monthly basis. Based on those reports, each subsidiary’s risk management department reports these results to the Group Risk Management Committee on a quarterly basis.

Operational and Business Risk Management

Operational risk is difficult to quantify and subject to different definitions. We define our operational risk as the risk related to the overall management of the group other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error or non-adherence to systems and procedures, or from fraud or inadequate internal controls and procedures, resulting in financial loss. Woori Bank successfully established its operational risk management system in 2005 and, since 2009, uses an operational risk management framework meeting the Basel II Advanced Measurement Approach. In 2006, we completed implementation of various aspects of the operational risk management system (not including the business risk management system) at Kyongnam Bank, Kwangju Bank and Woori FIS, and also completed the implementation of such aspects of the operational risk management system at Woori Investment & Securities by the end of 2008.

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

Fees and Payments from the Depositary to Us

In 2012, pursuant to an agreement with us, the depositary waived, or made payments to third parties of, approximately $16,526 (net of applicable taxes) in the aggregate in connection with proxy process expenses (including printing, postage and distribution expenses), contributions towards investor relations efforts (including investor relations agency fees) and other standard out-of-pocket maintenance costs relating to our American Depositary Receipt, or ADR, facility that were payable by us.

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADR facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2012 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management believes that, as of December 31, 2012, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2012.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the fees billed to us by our independent registered public accountants, Deloitte Anjin LLC, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”), during the fiscal years ended December 31, 2011 and 2012:

	Year ended December 31,
	2011		2012
	(in millions of Won)
Audit fees	￦	5,422	￦	5,841
Audit-related fees		253		219
Tax fees		323		282
All other fees		795		64

Total fees	￦	6,793	￦	6,406

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

Number	Description
1.1	Articles of Incorporation of Woori Finance Holdings (translation in English).

2.1*	Form of Stock Certificate of Woori Finance Holdings’ common stock, par value ￦5,000 per share (translation in English).

2.2**	Form of Deposit Agreement among Woori Finance Holdings, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt.

4.1*	Memorandum of understanding between the KDIC and Woori Finance Holdings dated July 2, 2001, as amended.

4.2*	Memorandum of understanding between the KDIC and Hanvit Bank (since renamed Woori Bank) dated December 30, 2000, as amended.

4.3*	Memorandum of understanding between the KDIC and Kyongnam Bank dated December 30, 2000, as amended.

4.4*	Memorandum of understanding between the KDIC and Kwangju Bank dated December 30, 2000, as amended.

4.5*	Memorandum of understanding between Woori Finance Holdings and Hanvit Bank (since renamed Woori Bank) dated July 12, 2001, as amended.

4.6*	Memorandum of understanding between Woori Finance Holdings and Kyongnam Bank dated July 31, 2001, as amended.

4.7*	Memorandum of understanding between Woori Finance Holdings and Kwangju Bank dated July 31, 2001, as amended.

8.1***	List of subsidiaries of Woori Finance Holdings.

11.1****	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

*	Incorporated by reference to the exhibits to the Registration Statement on Form 20-F (File No. 001-31811), filed on September 25, 2003.
**	Incorporated by reference to exhibit (a) to the Registration Statement on Form F-6 (File No. 333-109106), filed on September 25, 2003.
***	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of the registrant included in this Annual Report.
****	Incorporated by reference to exhibits to the Annual Report on Form 20-F (File No. 001-31811), filed on June 30, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WOORI FINANCE HOLDINGS CO., LTD. (Registrant)

/s/ Pal Seung Lee
(Signature)

Pal Seung Lee
Chairman and Chief Executive Officer
(Name/Title)

Date: April 30, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Woori Finance Holdings Co., Ltd.:

We have audited the internal control over financial reporting of Woori Finance Holdings Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated April 23, 2013 expressed an unqualified opinion on those consolidated financial statements and included explanatory paragraph related to the translation of financial statement amounts into United States dollars for the convenience of readers in the United States of America.

/s/    DELOITTE ANJIN LLC

Seoul, Korea

April 23, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Woori Finance Holdings Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2011 and 2012 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Woori Finance Holdings Co., Ltd. and subsidiaries as of December 31, 2011 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Our audits also comprehended the translation of Korean Won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2013, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/    DELOITTE ANJIN LLC

Seoul, Korea

April 23, 2013

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011 AND 2012

	Korean Won		U.S. Dollars
	December 31, 2011	December 31, 2012	December 31, 2012
	(in millions)		(in thousands) (Note 2)
ASSETS
Cash and cash equivalents	6,417,123	5,777,804	5,434,148
Financial assets at fair value through profit or loss (Notes 4, 6, 7, 11, 17 and 25)	25,600,231	26,147,141	24,591,946
Available-for-sale financial assets (Notes 4, 6, 8, 11, 17 and 45)	19,671,924	18,869,900	17,747,545
Held-to-maturity financial assets (Notes 4, 9, 11 and 17)	20,036,128	18,684,801	17,573,456
Loans and receivables (Notes 4, 6, 10, 11, 17, 31, 43, 44 and 45)	235,159,956	250,105,729	235,229,797
Investments in jointly controlled entities and associates (Note 12)	928,233	1,037,930	976,195
Investment properties (Notes 13 and 16)	498,999	491,685	462,440
Premises and equipment (Notes 14, 16 and 17)	3,134,472	3,185,543	2,996,071
Intangible assets and goodwill (Notes 15 and 47)	447,891	433,407	407,629
Current tax assets (Note 41)	56,570	37,792	35,544
Deferred tax assets (Note 41)	79,980	155,086	145,862
Derivative assets (Notes 4, 11 and 25)	326,840	281,069	264,351
Assets held for sale (Note 16)	56,243	83,347	78,390
Other assets (Notes 18 and 45)	377,059	414,699	390,034

Total assets	312,791,649	325,705,933	306,333,408

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4, 11, 19 and 25)	9,621,546	10,985,765	10,332,347
Deposits due to customers (Notes 11, 20 and 45)	195,930,482	202,919,613	190,850,244
Borrowings (Notes 11 and 21)	34,666,709	33,478,685	31,487,421
Debentures (Notes 11 and 21)	29,265,833	27,959,969	26,296,950
Provisions (Notes 22 and 45)	892,308	863,658	812,289
Retirement benefit obligation (Note 23)	119,704	166,296	156,405
Current tax liabilities (Note 41)	274,257	178,793	168,159
Deferred tax liabilities (Note 41)	260,431	124,946	117,514
Derivative liabilities (Notes 11 and 25)	33,493	38,000	35,740
Other financial liabilities (Notes 11, 24, 43 and 45)	19,083,709	25,479,827	23,964,323
Other liabilities (Notes 24 and 45)	569,783	507,668	477,473

Total liabilities	290,718,255	302,703,220	284,698,865

EQUITY
Owners’ equity:	17,523,998	18,665,600	17,555,396
Capital stock (Note 27)	4,030,077	4,030,077	3,790,374
Hybrid securities (Note 28)	309,010	498,407	468,762
Capital surplus (Note 27)	175,768	174,044	163,692
Other equity (Note 29)	586,421	185,950	174,890
Retained earnings (Note 30)	12,422,722	13,777,122	12,957,678
Non-controlling interests	4,549,396	4,337,113	4,079,147

Total equity	22,073,394	23,002,713	21,634,543

Total liabilities and equity	312,791,649	325,705,933	306,333,408

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Korean Won			U.S. Dollars
	2010	2011	2012	2012
	(in millions, except per share data)			(in thousands, except per share data) (Note 2)
Interest income	14,057,227	15,044,846	15,019,982	14,126,615
Interest expense	(7,629,912)	(7,780,451)	(7,752,879)	(7,291,749)

Net interest income (Notes 33 and 45)	6,427,315	7,264,395	7,267,103	6,834,866
Fees and commissions income	1,688,039	1,774,434	1,667,166	1,568,005
Fees and commissions expense	(572,265)	(578,942)	(663,676)	(624,201)

Net fees and commissions income (Notes 34 and 45)	1,115,774	1,195,492	1,003,490	943,804
Dividends (Note 35)	200,780	203,005	163,125	153,423
Net gain (loss) on financial instruments at fair value through profit or loss (Note 36)	39,074	119,403	(293,469)	(276,014)
Net gain on available-for-sale financial assets (Note 37)	1,073,469	1,072,877	566,161	532,487
Net gain on held-to-maturity financial assets	21	82	10	9
Impairment losses on credit loss (Note 38)	(2,872,943)	(2,268,927)	(2,121,102)	(1,994,942)
Other net operating expenses (Notes 39 and 45)	(3,835,238)	(4,500,619)	(4,356,747)	(4,097,614)

Operating income (Note 2)	2,148,252	3,085,708	2,228,571	2,096,019
Share of profits of jointly controlled entities and associates (Note 12)	29,926	16,700	68,667	64,583
Other non-operating income (expense) (Note 40)	(79,383)	74,965	(5,974)	(5,619)

Non-operating income(Note 2)	(49,457)	91,665	62,693	58,964
Net income before income tax expense	2,098,795	3,177,373	2,291,264	2,154,983
Income tax expense (Note 41)	(498,121)	(744,093)	(493,389)	(464,043)

Net income	1,600,674	2,433,280	1,797,875	1,690,940

Loss on available-for-sale financial assets	(205,332)	(374,877)	(350,226)	(329,394)
Share of other comprehensive income (loss) of jointly controlled entities and associates	(20,546)	(37,602)	56,856	53,474
Gain (loss) on overseas business translation	(18,826)	24,591	(107,509)	(101,115)
Gain on valuation of cash flow hedge	8,713	2,514	13,091	12,312

Other comprehensive income (loss), net of tax	(235,991)	(385,374)	(387,788)	(364,723)
Total comprehensive income	1,364,683	2,047,906	1,410,087	1,326,217
Net income attributable to:
Net income attributable to owners	1,288,856	2,136,828	1,583,580	1,489,391
Net income attributable to non-controlling interests	311,818	296,452	214,295	201,549
Total comprehensive income attributable to:
Comprehensive income attributable to owners	1,051,725	1,729,658	1,177,633	1,107,589
Comprehensive income attributable to non-controlling interests	312,958	318,248	232,454	218,628
Basic and diluted earnings per share (Note 42)	1,599	2,649	1,931	1.82

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2010	4,030,077	—	180,473	1,244,096	9,280,347	14,734,993	4,476,411	19,211,404
Net income	—	—	—	—	1,288,856	1,288,856	311,818	1,600,674
Dividends	—	—	—	—	(80,601)	(80,601)	(41,339)	(121,940)
Changes in investment in consolidated subsidiaries	—	—	(368)	—	—	(368)	397	29
Variation of available-for-sale financial assets	—	—	—	(206,476)	—	(206,476)	1,144	(205,332)
Changes in equity of jointly controlled entities and associates	—	—	—	(21,111)	—	(21,111)	565	(20,546)
Cash flow hedge	—	—	—	6,299	—	6,299	2,414	8,713
Foreign currency translation	—	—	—	(15,843)	—	(15,843)	(2,983)	(18,826)
Changes in other equity	—	—	—	(4,946)	—	(4,946)	(983)	(5,929)
Changes in equity of non-controlling interests	—	—	—	—	—	—	(14,585)	(14,585)
Dividends to hybrid securities	—	—	—	—	—	—	(169,645)	(169,645)
Others	—	—	—	—	737	737	—	737

December 31, 2010	4,030,077	—	180,105	1,002,019	10,489,339	15,701,540	4,563,214	20,264,754

January 1, 2011	4,030,077	—	180,105	1,002,019	10,489,339	15,701,540	4,563,214	20,264,754
Net income	—	—	—	—	2,136,828	2,136,828	296,452	2,433,280
Dividends	—	—	—	—	(201,503)	(201,503)	(36,687)	(238,190)
Paid in capital stock	—	—	(4,632)	—	—	(4,632)	355,418	350,786
Changes in investment in consolidated subsidiaries	—	—	295	—	—	295	(217)	78
Variation of available-for-sale financial assets	—	—	—	(403,737)	—	(403,737)	28,860	(374,877)
Changes in equity of jointly controlled entities and associates	—	—	—	(20,030)	—	(20,030)	(17,572)	(37,602)
Foreign currency translation	—	—	—	13,449	—	13,449	11,142	24,591
Cash flow hedge	—	—	—	3,149	—	3,149	(635)	2,514
Changes in other equity	—	—	—	(8,428)	—	(8,428)	(16,340)	(24,768)
Changes in equity of non-controlling interests	—	—	—	—	—	—	22,292	22,292
Dividends to hybrid securities	—	—	—	—	(1,942)	(1,942)	(156,532)	(158,474)
Issue of hybrid securities	—	309,010	—	—	—	309,010	—	309,010
Repayment of hybrid securities	—	—	—	(1)	—	(1)	(499,999)	(500,000)

December 31, 2011	4,030,077	309,010	175,768	586,421	12,422,722	17,523,998	4,549,396	22,073,394

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2012	4,030,077	309,010	175,768	586,421	12,422,722	17,523,998	4,549,396	22,073,394
Net income	—	—	—	—	1,583,580	1,583,580	214,295	1,797,875
Dividends	—	—	—	—	(201,503)	(201,503)	(40,842)	(242,345)
Changes in investment in consolidated subsidiaries	—	—	(1,724)	—	—	(1,724)	(221)	(1,945)
Variation of available-for-sale financial assets	—	—	—	(335,688)	—	(335,688)	(14,538)	(350,226)
Changes in equity of jointly controlled entities and associates	—	—	—	7,188	—	7,188	49,668	56,856
Foreign currency translation	—	—	—	(81,805)	—	(81,805)	(25,704)	(107,509)
Cash flow hedge	—	—	—	4,357	—	4,357	8,734	13,091
Changes in other equity	—	—	—	5,136	—	5,136	3,102	8,238
Depreciation of subsidiaries’ stock discount	—	—	—	341	(341)	—	—	—
Changes in equity of non-controlling interests	—	—	—	—	—	—	(271,770)	(271,770)
Dividends to hybrid securities	—	—	—	—	(27,336)	(27,336)	(135,007)	(162,343)
Issue of hybrid securities	—	189,397	—	—	—	189,397	—	189,397

December 31, 2012	4,030,077	498,407	174,044	185,950	13,777,122	18,665,600	4,337,113	23,002,713

	U.S. Dollars (in thousands) (Note 2)
January 1, 2012	3,790,374	290,631	165,314	551,541	11,683,837	16,481,697	4,278,804	20,760,501
Net income	—	—	—	—	1,489,391	1,489,391	201,549	1,690,940
Dividends	—	—	—	—	(189,518)	(189,518)	(38,413)	(227,931)
Changes in investment in consolidated subsidiaries	—	—	(1,622)	—	—	(1,622)	(207)	(1,829)
Variation of available-for-sale financial assets	—	—	—	(315,722)	—	(315,722)	(13,672)	(329,394)
Changes in equity of jointly controlled entities and associates	—	—	—	6,760	—	6,760	46,714	53,474
Foreign currency translation	—	—	—	(76,939)	—	(76,939)	(24,176)	(101,115)
Cash flow hedge	—	—	—	4,098	—	4,098	8,214	12,312
Changes in other equity	—	—	—	4,831	—	4,831	2,917	7,748
Depreciation of subsidiaries’ stock discount	—	—	—	321	(321)	—	—	—
Changes in equity of non-controlling interests	—	—	—	—	—	—	(255,606)	(255,606)
Dividends to hybrid securities	—	—	—	—	(25,711)	(25,711)	(126,977)	(152,688)
Issue of hybrid securities	—	178,131	—	—	—	178,131	—	178,131

December 31, 2012	3,790,374	468,762	163,692	174,890	12,957,678	17,555,396	4,079,147	21,634,543

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Korean Won			U.S. Dollars
	2010	2011	2012	2012
	(in millions)			(in thousands) (Note 2)
Cash flows from operating activities:
Net income	1,600,674	2,433,280	1,797,875	1,690,940
Adjustments:
Income tax expense	498,121	744,093	493,389	464,043
Interest income	(14,057,227)	(15,044,846)	(15,019,982)	(14,126,615)
Interest expense	7,629,912	7,780,451	7,752,879	7,291,749
Dividend income	(200,780)	(203,005)	(163,125)	(153,423)
Impairment losses on credit loss	2,872,943	2,268,927	2,121,102	1,994,942
Loss on valuation of financial instruments at fair value through profit or loss	—	—	176,907	166,385
Loss on valuation of investments in jointly controlled entities and associates	35,852	39,738	5,349	5,031
Loss on foreign exchange translation	63,830	35,226	44,539	41,890
Loss on transaction of derivatives	27,525	5,641	24,461	23,006
Loss on valuation of derivatives	24,670	8,378	32,006	30,102
Loss on fair value hedged items	158,256	195,837	38,879	36,567
Provisions	117,531	59,260	81,385	76,544
Retirement benefits	125,235	153,167	207,249	194,922
Depreciation and amortization	267,124	273,607	291,033	273,723
Loss on disposal of investments in jointly controlled entities and associates	69	40	19,807	18,629
Loss on disposal of premises and equipment and other assets	8,055	6,247	3,335	3,137
Impairment loss of premises and equipment and other assets	15,331	18,875	17,731	16,676
Gain on valuation of financial instruments at fair value through profit or loss	(12,470)	(224,550)	—	—
Gain on disposal of available-for-sale financial assets	(1,073,469)	(1,072,877)	(566,161)	(532,487)
Gain on disposal of held-to-maturity financial assets	(21)	(82)	(10)	(9)
Gain on valuation of investments in jointly controlled entities and associates	(65,778)	(56,438)	(74,016)	(69,614)
Gain on foreign exchange translation	(41,073)	(46,882)	(26,059)	(24,509)
Gain on transaction of derivatives	(7,684)	(233)	(4,496)	(4,229)
Gain on valuation of derivatives	(121,434)	(187,038)	(40,072)	(37,689)
Gain on fair value hedged items	(36,691)	(3,876)	(43,725)	(41,124)
Reversal of provisions	(30,185)	(8,350)	(25,069)	(23,578)
Gain on disposal of investments in jointly controlled entities and associates	(175)	(61,071)	(28,627)	(26,924)
Gain on disposal of premises and equipment and other assets	(12,145)	(74,140)	(4,669)	(4,391)
Reversal of impairment loss of premises and equipment and other assets	(3,146)	(791)	(3,700)	(3,480)
Changes in operating assets and liabilities:
Decrease (increase) in financial instruments at fair value through profit or loss	1,186,876	(2,408,645)	640,404	602,314
Increase in loans and receivables	(6,722,951)	(17,933,322)	(16,796,956)	(15,797,897)
Increase in other assets	(1,662,368)	(2,529,458)	(55,488)	(52,188)
Increase in deposits due to customers	8,499,933	10,455,304	6,529,154	6,140,809
Increase (decrease) in provisions for guarantee and loan commitment	(24,218)	12,921	(79,095)	(74,391)
Decrease in retirement benefit obligation	(178,297)	(142,289)	(160,658)	(151,102)
Increase in other financial liabilities	425,859	6,829,024	6,035,108	5,676,148
Increase (decrease) in other liabilities	(421,826)	174,424	(17,603)	(16,556)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Korean Won			U.S. Dollars
	2010	2011	2012	2012
	(in millions)			(in thousands) (Note 2)
Cash received (paid for) from operating activities:
Interest revenue received	13,920,782	14,948,932	14,986,770	14,095,378
Interest expense paid	(7,632,921)	(7,170,272)	(7,781,131)	(7,318,320)
Dividend received	200,780	203,005	156,463	147,157
Income tax paid	(380,380)	(549,333)	(666,170)	(626,547)

Net cash provided by (used in) operating activities	4,994,119	(1,071,121)	(100,987)	(94,980)

Cash flows from investing activities:
Disposal of available-for-sale financial assets	12,451,649	11,319,306	25,991,898	24,445,937
Redemption of held-to-maturity financial assets	7,963,819	6,595,952	11,264,656	10,594,650
Disposal of investments in jointly controlled entities and associates	101,182	167,701	140,871	132,492
Disposal of investment properties	8,909	130,501	—	—
Disposal of premises and equipment	57,582	31,962	15,545	14,620
Disposal of intangible asset	6,261	3,270	3,199	3,009
Disposal of assets held for sale	4,962	109,168	15,860	14,917
Acquisition of available-for-sale financial assets	(11,912,309)	(8,360,550)	(24,796,958)	(23,322,070)
Acquisition of held-to-maturity financial assets	(12,072,500)	(6,826,232)	(9,913,276)	(9,323,648)
Acquisition of investment in jointly controlled entities and associates	(191,913)	(311,805)	(97,819)	(92,001)
Acquisition of investment properties	—	(1,356)	(2,724)	(2,562)
Acquisition of premises and equipment	(194,910)	(232,456)	(252,470)	(237,453)
Acquisition of intangible assets	(59,918)	(211,778)	(72,598)	(68,280)

Net cash provided by (used in) investing activities	(3,837,186)	2,413,683	2,296,184	2,159,610

Cash flows from financing activities:
Net increase in borrowings	1,806,822	401,121	—	—
Issue of debentures	9,094,550	6,942,404	8,922,872	8,392,152
Issue of hybrid securities	—	309,010	189,397	178,132
Increase in hedging derivatives	25,080	10,113	43,965	41,350
Net increase (decrease) in non-controlling interests	(225,014)	189,728	(168,448)	(158,429)
Net decrease in borrowings	—	—	(1,188,024)	(1,117,362)
Repayment of debentures	(12,683,638)	(6,975,522)	(10,234,926)	(9,626,167)
Dividends paid	(80,601)	(201,503)	(201,503)	(189,518)
Dividends to hybrid securities paid	—	—	(26,629)	(25,045)
Repayment of hybrid securities of subsidiaries	—	(500,000)	—	—

Net cash provided by (used in) financing activities	(2,062,801)	175,351	(2,663,296)	(2,504,887)

Net increase (decrease) in cash and cash equivalents	(905,868)	1,517,913	(468,099)	(440,257)

Cash and cash equivalents, beginning of the year	5,805,996	4,871,109	6,417,123	6,035,442
Effects of exchange rate changes on cash and cash equivalents	(29,019)	28,101	(171,220)	(161,036)

Cash and cash equivalents, end of the year	4,871,109	6,417,123	5,777,804	5,434,148

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012

1. General

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or “Parent” or the “Company”) was incorporated under the laws of the Republic of Korea on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly known as Peace Bank of Korea which merged into Woori Bank on March 31, 2004) and Woori Investment Bank (which merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of functional restructuring since incorporation, as of December 31, 2012, the Company controls the following entities: three commercial banks, which include Woori Bank (formerly known as Hanvit Bank), Kyongnam Bank and Kwangju Bank (collectively referred to as the “Bank Subsidiaries”); Woori FIS Co., Ltd.(formerly known as Woori Finance Information System Co., Ltd.); Woori F&I Co., Ltd. (“Woori F&I”); Woori Investment & Securities Co., Ltd. (“Woori Investment & Securities”); Woori Asset Management Co., Ltd. (“Woori Asset Management”, formerly known as Woori Credit Suisse Asset Management Co., Ltd.); Woori Private Equity Co., Ltd. (“Woori PE”); Woori Financial Co., Ltd. (“Woori Financial”, formerly known as Hanmi Capital Co., Ltd.) and Woori FG Savings Bank; all collectively referred to as “Woori Subsidiaries.” Several of the Woori Subsidiaries also have other subsidiaries of which the Company is now the ultimate financial holding company. As a result of its functional restructuring, as of December 31, 2012, the Company consolidates Woori Bank, ten other subsidiaries, and 146 2nd-tier subsidiaries including Woori Credit Information Co., Ltd.

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

As of December 31, 2012, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued and outstanding of which KDIC owns 459,198,609 shares (56.97% ownership) as a result of several capital increases, exercise of warrants and conversion rights since incorporation.

(2)	The financial statements for the Company and its subsidiaries (the “Group”) includes the following subsidiaries:

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2011	December 31, 2012
Woori Finance Holdings Co., Ltd.:
Woori Bank	Banking	100.0	100.0
Kyongnam Bank	”	100.0	100.0
Kwangju Bank	”	100.0	100.0
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0
Woori F&I Co., Ltd.	Finance	100.0	100.0
Woori Investment & Securities(*1)	”	37.9	37.9
Woori Asset Management Co., Ltd.	”	100.0	100.0
Woori Private Equity Co., Ltd.	”	100.0	100.0
Woori Financial Co., Ltd.(*4)	”	52.5	52.0
Woori FG Savings Bank	”	100.0	100.0
Woori Finance Research Institute Co., Ltd.(*2)	Other service business	—	100.0
Woori Bank:
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0
Woori America Bank(*10)	Finance	100.0	100.0
Woori Global Market Asia Limited(*10)	”	100.0	100.0
Woori Bank (China) Limited(*10)	”	100.0	100.0
ZAO Woori Bank(*10)	”	100.0	100.0
PT. Bank Woori Indonesia(*10)	”	95.2	95.2
Woori Brazil Bank(*2)(*10)	”	—	100.0
Korea BTL Infrastructure Fund	”	100.0	100.0
Woori Fund Service Co., Ltd.	”	100.0	100.0
Kumho Trust 1st Co., Ltd.(*3)	Asset securitization	0.0	0.0
Asiana Saigon Inc.(*3)	”	0.0	0.0
An-Dong Raja 1st Co., Ltd.(*3)	”	0.0	0.0
Consus 8th Co., LLC(*3)	”	0.0	0.0
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd.(*3)	”	15.0	15.0
Woori IB Global Bond Co., Ltd.(*3)	”	0.0	0.0
IB Global 1st Inc.(*3)	”	0.0	0.0
Real DW Second Co., Ltd.(*3)(*7)	”	0.0	—
Hermes STX Co., Ltd.(*3)	”	0.0	0.0
BWL First Co., LLC(*3)	”	0.0	0.0
Woori Poongsan Co., Ltd.(*3)	”	0.0	0.0
Ocean Sand Co., Ltd.(*3)	”	0.0	0.0
Kyongnam Bank:
Consus 6th Co., LLC(*3)	”	0.0	0.0
Kwangju Bank:
Euro Quanto Second Inc.(*7)	”	0.0	—
Hybrid 1st Specialty Inc.(*3)	”	0.0	0.0
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd.(*3)	”	15.0	15.0
Woori F&I Co., Ltd.:
Woori AMC Co., Ltd.	Other financial business	100.0	100.0
Woori F&I Seventh Asset Securitization Specialty	Asset securitization	100.0	100.0
Woori F&I Eighth Asset Securitization Specialty(*7)	”	100.0	—
Woori F&I Tenth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Eleventh Asset Securitization Specialty	”	100.0	100.0
Woori F&I Thirteenth Asset Securitization Specialty	”	94.6	94.6
Woori SB Tenth Asset Securitization Specialty	”	50.0+1share	50.0+1share
Woori F&I Sixteenth Asset Securitization Specialty	”	100.0	100.0

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2011	December 31, 2012
Woori EA Third Asset Securitization Specialty	”	70.0	70.0
Woori EA Fourth Asset Securitization Specialty	”	70.0	70.0
Woori EA Fifth Asset Securitization Specialty	”	70.0	70.0
Woori F&I Seventeenth Asset Securitization Specialty	”	100.0	100.0
WR Loan Inc.(*5)	”	100.0	—
Woori EA Eighth Asset Securitization Specialty	”	51.0	51.0
WR Investment America, LLC(*10)	Administration of NPL	100.0	100.0
Woori F&I Eighteenth Asset Securitization Specialty	Asset securitization	100.0	100.0
Woori EA Tenth Asset Securitization Specialty	”	51.0	51.0
Woori F&I Nineteenth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twentieth Asset Securitization Specialty	”	60.0	60.0
Woori F&I Twenty first Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty second Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty third Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty fourth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty fifth Asset Securitization Specialty(*2)	”	—	100.0
Woori EA Twelfth Asset Securitization Specialty	”	70.0	70.0
Woori EA Thirteenth Asset Securitization Specialty	”	70.0	70.0
Woori EA Fourteenth Asset Securitization Specialty	”	70.0	70.0
Woori EA Fifteenth Asset Securitization Specialty(*2)	”	—	70.0
Woori EA Eighteenth Asset Securitization Specialty(*2)	”	—	67.0
Woori F&I Twenty sixth Asset Securitization Specialty(*2)	”	—	100.0
Woori F&I Twenty seventh Asset Securitization Specialty(*2)	”	—	100.0
Woori F&I Twenty eighth Asset Securitization Specialty(*2)	”	—	100.0
Woori F&I Twenty ninth Asset Securitization Specialty(*2)	”	—	100.0
Woori F&I Thirtieth Asset Securitization Specialty(*2)	”	—	100.0
Woori F&I Thirty first Asset Securitization Specialty(*2)	”	—	100.0
Woori Investment & Securities Co., Ltd.:
Woori Futures Co., Ltd.	Futures trading	100.0	100.0
Woori Investment Asia PTE, Ltd.(*10)	Investments	100.0	100.0
Woori Absolute Global Opportunity Fund(*9)(*10)	Securities investments	100.0	100.0
LG Investments Holding B.V.(*10)	”	100.0	100.0
Woori Investment Securities (H.K.) Ltd.(*10)	Securities business	100.0	100.0
Connacht Capital Market Investment(*8)(*10)	Securities investments	100.0	—
Woori Investment Securities Int’l Ltd.(*10)	”	100.0	100.0
Woori Investment Securities America, Inc.(*10)	”	100.0	100.0
Woori CBV Securities Corporation(*1)(*9)(*10)	Securities business	49.0	49.0
MARS First Private Equity Fund	Other financial business	52.9	52.9
MARS Second Private Equity Fund(*1)	”	8.9	8.9
Woori Absolute Partners PTE, Ltd.(*10)	Securities investments	100.0	100.0
Woori Korindo Securities Indonesia(*10)	”	60.0	60.0
Woori Absolute Return Investment Strategies Fund(*9)(*10)	”	100.0	100.0
KoFC Woori Growth Champ Private Equity Fund(*6)	Other financial business	27.3	27.3
Woori Investment advisory Co., Ltd.(Beijing)(*4)(*10)	Securities investments	100.0	95.1
KAMCO Value Recreation 9th Securitization Specialty Co., Ltd.(*3)	Asset securitization	15.0	15.0
Woori Giant First Co., Ltd.	”	100.0	100.0
Woori Private Equity Co., Ltd.:
Woori Private Equity Fund	Other financial business	61.0	61.0
Woori EL Co., Ltd.(*9)	”	100.0	100.0

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2011	December 31, 2012
MARS First:
MARS INS First, Ltd.	”	100.0	100.0
Woori Private Equity Fund:
Kumho Investment Bank(*1)	Other credit finance business	41.4	41.4
Kumho Investment Bank:
HUB 1st Co., Ltd.(*3)	Asset securitization	0.0	0.0
HUB 2nd Co., Ltd.(*3)	”	0.0	0.0
HUB 3rd Co., Ltd.(*3)	”	0.0	0.0
Two Eagles KIB LLC(*9)(*10)	Other service business	100.0	100.0
TY Second Asset Securitization Specialty(*8)	Asset securitization	0.0	—
Two Eagles LLC(*10)	Other service business	55.0	55.0
Sahn Eagles LLC(*10)	Other financial business	65.6	65.6
Woori Partner Plus Private Equity Securities 4th and 59 beneficiary certificates for the rest	Beneficiary certificates	—	—

(*1)	Woori Investment & Securities is consolidated since the Company has de facto control over Woori Investment & Securities based on an analysis of that the Company has power to govern the financial and operating policies of Woori Investment & Securities through the board of directors and shareholders’ meeting. Also, the Company has power to appoint or remove the majority of the members of the board of directors and controls Woori Investment & Securities by that board. Woori CBV Securities Corporation, MARS Second Private Equity Fund, and Kumho Investment Bank are scoped in as consolidation since the Company has controlling power over these entities by exercising more than 50% voting power.
(*2)	Included in consolidation scope due to the investment over 50% for the year ended December 31, 2012.
(*3)	Classified as a special purpose entity (“SPE”) controlled by the Group and included in consolidation scope under Standing Interpretations Committee (“SIC”) -12 Consolidation—Special Purpose Entities, based on consideration of activities of the SPE being conducted on behalf of the Group, the Group’s decision-making power to obtain the majority of the benefits of the activities and the Group’s right to obtain the majority of benefit from the activities and exposure to risk incident to the activities. In addition, principal and interest guaranteed trusts of Woori Bank, Kyongnam Bank, and Kwangju Bank are included in consolidation under SIC-12 Consolidation—Special Purpose Entities.
(*4)	The Company’s ownership interest decreased due to disproportionate increase in paid-in capital for the year ended December 31, 2012.
(*5)	Excluded from consolidation and reclassified to an associate which is under equity method because the Company’s ownership interest has decreased due to disproportionate decrease in paid-in capital for the year ended December 31, 2012. (see Note 12)
(*6)	KoFC Woori Growth Champ Private Equity Fund was included in the scope of consolidation as Woori Investment & Securities has controlling power as the general partner of the fund.
(*7)	Excluded from consolidation because related risk and benefit have become extinct as a consequence of the Company’s activity ended substantially.
(*8)	Excluded from consolidation scope due to the liquidation for the year ended December 31, 2012.
(*9)	Financial information for consolidation is based on the financial statements as of September 30, 2012 for certain entities such as Woori EL Co., Ltd. and Two Eagles KIB LLC and November 30, 2012 for entities such as Woori Absolute Global Opportunity Fund, Woori CBV Securities Corporation and Woori Absolute Return Investment Strategies Fund, respectively. There have been no significant transactions and events subsequent to September 30, 2012 and November 30, 2012.
(*10)	All subsidiaries are located in Korea except for the following subsidiaries; 1) Woori America Bank, WR Investment America, LLC, Woori Investment Securities America, Inc., Two Eagles KIB LLC, Two Eagles LLC and Sahn Eagles LLC in the United States; 2) Woori Global Market Asia Limited and Woori Investment Securities (H.K.) Ltd. in Hong Kong; 3) Woori Bank (China) Limited and Woori Investment advisory Co. Ltd. (Beijing) in China; 4) ZAO Woori Bank in Russia; 5) PT. Bank Woori Indonesia and Woori Korindo Securities Indonesia in Indonesia; 6) Woori Brazil Bank in Brazil; 7) Woori Investment Asia PTE. Ltd. and Woori Absolute Partners PTE Ltd. in Singapore; 8) Woori Absolute Global Opportunity Fund and Woori Absolute Return Investment Strategies Fund in Cayman Island; 9) LG Investments Holding B.V. in the Netherlands; 10) Connacht Capital Market Investment in Malaysia; 11) Woori Investment Securities Int’l Ltd. in United kingdom; and 12) Woori CBV Securities Corporation in Vietnam.

(3)	Summarized financial information before elimination of intercompany accounts of subsidiaries whose financial information prepared under IFRS for the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners
Woori Bank	242,472,162	224,346,022	28,273,439	2,068,544
Kyongnam Bank	25,353,427	23,555,666	1,714,594	195,647
Kwangju Bank	18,030,369	16,813,501	1,132,847	136,328
Woori FIS	264,215	238,393	284,357	(3,480)
Woori F&I	1,371,031	1,114,343	146,849	43,145
Woori Investment & Securities	21,535,058	17,862,450	3,878,239	164,621
Woori Asset Management	80,020	17,174	31,542	1,462
Woori PE	1,575,969	1,505,636	346,972	651
Woori Financial	3,161,794	2,889,741	334,174	51,702
Woori FG Savings Bank	603,400	526,035	54,429	(32,352)

	December 31, 2012
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners
Woori Bank	247,248,351	228,682,457	21,586,057	1,447,904
Kyongnam Bank	28,901,504	26,933,672	1,798,571	178,420
Kwangju Bank	18,616,830	17,300,605	1,164,060	136,359
Woori FIS	334,878	293,612	308,325	(4,458)
Woori F&I	1,748,298	1,468,673	154,367	45,923
Woori Investment & Securities	24,821,505	21,367,997	3,498,567	122,957
Woori Asset Management	80,095	16,269	31,845	979
Woori PE	1,559,318	1,503,445	213,360	2,879
Woori Financial	3,537,592	3,165,522	347,411	53,073
Woori FG Savings Bank	1,598,619	1,442,376	82,742	(19,772)
Woori Finance Research Institute	4,156	1,562	—	(407)

2. Significant Basis of Preparation and Accounting Policies

(1) Basis of presentation

The Group has adopted International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the annual periods beginning on January 1, 2011.

The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar” or “US$” or “USD”) amounts are provided herein as supplementary information solely for the convenience of readers outside Korea. Korean Won amounts are expressed in U.S. Dollars at the rate of 1,063.2 Korean Won to US$1.00, the noon buying exchange rate in effect on December 31, 2012, as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. Dollars should not be construed as representations that Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The Group’s consolidated financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value.

1) The Group has newly adopted following new standards and interpretations that made changes in accounting policies.

Amendments to IFRS 7 Disclosures—Transfers of Financial Assets

In accordance with the amendments to IFRS 7, the Group discloses the nature of the transferred assets, the nature of the risks and rewards of ownership to which the Group is exposed, the carrying amounts of the transferred assets and the associated liabilities and other requirements for each class of transferred financial assets that are not derecognized in their entirety. In addition, when the Group derecognizes transferred financial assets in their entirety but has continuing involvement in them, the Group discloses the carrying amount of the assets and liabilities that are recognized in the Group’s consolidated statements of financial position and the amount that best represents the Group’s maximum exposure to loss and others, such information to evaluate the nature of, and risks associated with, the Group’s continuing involvement. Detailed contents due to the amendments are described in Note 11.

Amendments to IAS 12 Deferred Tax—Recovery of Underlying Assets

The amendments to International Accounting Standards (“IAS”) 12 allows that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the Group expect to recover the carrying amount of an asset. Investment property is measured using the revaluation model under IAS 40 Investment Property or a non-depreciable asset measured using the revaluation model in IAS 16 Property, Plant, and Equipment, are presumed to be recovered through sale for the purposes of measuring deferred taxes, unless the presumption is rebutted in certain circumstances. The adoption of the amendments has no effect on consolidated financial statements.

Amendments to IFRIC 14—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The amendments permit the benefit of such prepayment to be recognized as an asset. The adoption of the amendments has no effect on financial statements.

2) The Group has not early adopted the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IAS 1—Presentation of Financial Statements

The amendments of IAS 1 requires that other comprehensive income shall be presented and classified by “items” not to be reclassified subsequently to net income and “items” to be reclassified subsequently to net income upon meeting certain conditions. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The Group anticipates that the amendments will not have significant effect on financial statements.

Amendments to IAS 19—Employee Benefits

The amendments to IAS 19 relate to elimination of the ‘corridor approach’ permitted under the previous version of IAS 19. The amendments deleted the options to present income (loss) from retirement benefit obligation and plan assets either in comprehensive income or other comprehensive income. The amendments require the Group disclose the change in retirement benefit obligation three components, such as service cost, net interest and recognition factor. Service cost and net interest shall be recognized in comprehensive income and recognition factor shall be recognized in other comprehensive income. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the amendments on financial statements.

Amendments to IAS 32—Financial Instruments: Presentation

The amendments to IAS 32 clarify existing application issue relating to the offset of financial assets and financial liabilities requirements. The Group’s right of set-off must not be contingent upon any future events but enforceable anytime during the contract period in all of the circumstances; in the event of default, insolvency or bankruptcy of the entity or the counterparties as well as in the ordinary course of business. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Group is in progress of reviewing the effect of the amendments on financial statements.

Amendments to IFRS 7—Financial Instruments: Disclosures

The amendments to IFRS 7 are mainly focusing on presentation of the offset between financial assets and financial liabilities. The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the amendments on financial statements.

Enactment of IFRS 9, Financial Instruments

The enactment of IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the Group’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. IFRS 9 is effective for the Group as of January 1, 2015. The Group is in progress of reviewing the effect of the enactment on financial statements.

Enactment of IFRS 10—Consolidated Financial Statements

IFRS 10 establishes a single source of guidance for assessing control of an investee with three elements consisting of power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to affect those returns through its power over the investee. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the enactment on financial statements.

Enactment of IFRS 11—Joint Arrangements

The enactment of IFRS 11 classifies a joint arrangement whereby the parties that have joint control into joint operations and joint ventures according to the rights and obligations of the parties. In case of joint operations, joint operator accounts for its share of the joint assets, liabilities, revenues and expenses. In case of joint ventures, joint ventures account for its investment in the joint venture using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the enactment on financial statements.

Enactment of IFRS 12—Disclosure of Interests in Other Entities

The enactment of IFRS 12 establishes disclosures requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the enactment on financial statements.

Enactment of IFRS 13—Fair Value Measurement

The enactment of IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The enactment applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements except in specified circumstances. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the enactment on financial statements.

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

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive income from the effective date of acquisition or up to the effective date of disposal, respectively, as appropriate. The carrying amount of non-controlling interests is adjusted to reflect their proportional share of changes in equity subsequent to the initial recognition. Total comprehensive income of subsidiaries is attributed to the owners of the Group and the non-controlling interests even if this results in the non-controlling interests has a deficit balance.

Changes in the Group’s ownership interests in subsidiaries, without a loss of control, are accounted for as equity transactions. The carrying amounts of the owners’ interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the adjusted non-controlling interests and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to net income or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

The Group may establish a special purpose entity to accomplish a narrow and well-defined objective (i.e. a securitization of financial assets, project financing and fund investments). A SPE may take the form of a corporation, trust, partnership or unincorporated entity. SPEs are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPEs. Frequently, the provisions on the legal arrangements specify that the policy guiding the ongoing activities of the SPEs cannot be modified, other than perhaps by its creator or sponsor (i.e. they operate on so-called “autopilot”).

An SPE shall be consolidated when the substance of the relationship between the Group and the SPE indicates that the Group controls the SPE. The relationship exists where the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains benefits from the SPE’s operation; the Group has the decision-making powers to obtain majority of the benefits from the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated these decision-making powers; the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or the Group retains majority of residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

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

For example, the Group is liable to compensate trust account holders for losses incurred in certain trust accounts subject to minimum rate of return and principal guarantees. These accounts are considered SPEs and are consolidated in the accompanying consolidated financial statements.

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

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under IFRS 3 are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

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

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income. Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income where such treatment would be appropriate if that interest were disposed of.

(4) Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate making decision on the financial and operating policy decisions of the investee but is not control or joint control over those policies. Significant influence is generally presumed to exist when the Group holds 20% or more, but less than 50%, of the voting rights.

The net income of current period and the financial results of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in an associate is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the associate and any impairment. When the Group’s share of losses of an associate exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in net income.

Upon a loss of significant influence over an associate, the Group discontinues the use of the equity method and measures the retained interest in the associate at fair value from that date. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with IAS 39 Financial Instruments; Recognition and Measurement. The Group accounts for all amounts recognized in other comprehensive income in relation to that associate on the same basis as would be required if the associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

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

1) Interest income

Interest income is recognized when earned. Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity is determined using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that is an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

2) Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest rate of loans, is accounted for deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest method and included in interest revenues on loans.

3) Fees and commissions income

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

Credit card fees include commission received from merchants for processing credit card transaction and annual fees received from credit card holders. Revenue from the commission is accrued to net income when the service performed and annual fee is deferred and recognized as income over the period of the service provided.

4) Trust fees and compensation related to trust accounts

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

(7) Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Company. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. Foreign exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge or that form part of net investment in foreign operations are recognized in equity.

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

(9) Financial assets and financial liabilities

1) Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

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

HTM investments:

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments and a fixed maturity and the Group has the positive intention and ability to hold the financial asset to maturity. HTM investments are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

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

However, in accordance with the exception to the retrospective application in IFRS 1 First-time adoption of International Financial Reporting Standards, the Group has applied the derecognition requirements in IAS 39 Financial instruments: Recognition and Measurement prospectively for transactions occurring on or after the date of transition to IFRSs. Therefore, the non-derivative financial assets or non-derivative financial liabilities derecognized in accordance with K-GAAP as a result of a transaction that occurred before the date of transition to IFRSs were not recognized in accordance with IFRSs. See Note 11 (6).

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

Financial assets carried at fair value:

When a decline in the fair value of an AFS financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss is reclassified from equity to net income. The amount of cumulative loss is measured as the difference between the acquisition cost of the financial asset (net of principal repayments and amortization for debt securities) and current fair value. Impairment losses on AFS equity instruments are not reversed through net income, but those on AFS debt instruments are reversed through net income, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

(10) Offsetting financial instruments

Financial assets and liabilities are presented in net in the consolidated statements of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

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

However, under IFRS 1 First-time adoption of International Financial Reporting Standard, certain Investment properties were re-evaluated at fair value, which is regarded as deemed cost, at the date of transition to IFRS.

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

Depreciation is charged to net income on a straight-line basis on the estimated economic useful lives as follows:

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Useful lives of the same kind or similar other premises and equipment

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

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized but tested for impairment annually to the extent of reporting unit and when there is any indication of impairment.

Goodwill acquired is allocated to each of the Group’s cash-generating units (“CGU”) expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU on a pro-rata basis based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in net income in the consolidated statements of comprehensive income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

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

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Group revokes the hedging relationship or when the hedging instrument is no longer qualified for hedge accounting. The fair value adjustment to the carrying amount of the hedged item is amortized to net income from that date to maturity using the effective interest method.

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

The Group provides post-retirement benefit in the form of pensions, both defined contribution plans and defined benefit plans, to all eligible employees. Under defined contribution plans, the Group recognizes contribution payable to a defined contribution plan when eligible employees have rendered service. Under defined benefit plan, the Group measures its obligation to a defined benefit plan on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the plan liabilities. The plan assets are measured at their fair value. The current service cost, curtailments and any past service costs together with the expected return on plan assets less the unwinding of the discount on the plan liabilities is charged to operating expenses. Actuarial gains and losses are recognized in full as profit or loss when they occur.

Retirement benefit obligation on the consolidated statements of financial position is recognized as the present value of defined benefit obligation which applied to unrecognized past service cost, less the fair value of plan assets. If the plan assets exceed the present value of defined benefit obligation, the excess amount shall be recognized as an asset to the extent of the unrecognized past service cost and the present value of refundable amount from defined benefit plans or decreased amount of future contribution on defined benefit plans.

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

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Income tax is charged or credited to the income statement, except when it relates to items charged or credited in other comprehensive income or directly to equity, in which case the income tax is also dealt with accordingly.

In accordance with Korean Corporate Tax Act, the Company and its wholly owned domestic subsidiaries prepare a consolidated tax return which includes Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Asset Management Co., Ltd., Woori Credit Information Co., Ltd., Woori FIS Co., Ltd., Woori F&I Co., Ltd., Woori Private Equity Co., Ltd., Woori AMC Co., Ltd., Woori Finance Research Institute, Woori FG Savings Bank and Woori Fund Service Co., Ltd. along with the Company as of December 31, 2012.

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

(24)	Reclassifications

In 2012, the Company reclassified certain items which had been originally included in operating income items into non-operating income items. And reclassifications have been made to previously reported amounts to conform to current presentation. The changes in certain other operating items have been reclassified from other operating incomes(expenses) to non-operating incomes(expenses). As a result of these reclassifications, other net operating expenses decreased by 79,383 million Won (with a corresponding increase in other non-operating expenses) in 2010 and increased by 74,965 million Won (with a corresponding increase in other non-operating income) in 2011, as compared to the amounts previously reported. These reclassifications do not have an impact on the Company’s consolidated net assets and net income.

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

The Group performs impairment test of goodwill annually or more frequently when there is indication that a CGU may be impaired. To determine whether goodwill is impaired; the Group estimates the value of the CGUs to which goodwill has been allocated. The value in use is calculated based on the management’s estimates on the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. See Note 15 (3).

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

(3) Fair value of financial instruments

Financial instruments classified as held-for trading or designated as at FVTPL and financial instruments classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value. Financial instruments, which are not traded in active market will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks. The fair values of those assets are established by using valuation techniques.

As described in the significant accounting policies in Note 2-(9)-5), ‘Fair value of financial assets and liabilities’, a variety of valuation techniques, which include market approach and income approach and internally developed models that incorporate various types of assumptions and variables, are used to determine the fair value of financial instruments.

(4) Impairment of Loans

The Group’s allowance of loan for credit losses are established to recognize incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortized cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan negatively. For loans individually assessed, such objective evidence, indicative that a borrower’s financial condition has deteriorated, includes such as: delinquent loans; debt in restructuring; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deterioration in trading performance. For loans collectively assessed, such indication includes borrowers’ payment status and observable data about relevant macroeconomic measures.

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

There are two components to the Group’s loan impairment allowances (individual and collective).

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

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Loans and receivables:
Korean treasury and government agencies	13,761,594	14,012,805
Banks	12,921,330	30,768,403
Corporates	110,204,743	102,068,180
Consumers	98,272,289	103,256,341

Sub-total	235,159,956	250,105,729

Financial assets at FVTPL:
Gold banking assets	—	5,582
Debt securities held for trading	18,873,158	19,120,451
Designated at FVTPL	409,804	389,996
Derivative for trading	3,899,897	3,740,313

Sub-total	23,182,859	23,256,342

AFS debt securities	13,086,849	13,840,461
HTM securities	20,036,128	18,684,801
Derivative assets (hedging)	326,840	281,069
Off-balance sheet items:
Guarantees	26,702,154	23,735,411
Loan commitments	88,400,600	91,362,821

Sub-total	115,102,754	115,098,232

Total	406,895,386	421,266,634

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2011
	Korea	China	USA	UK	Japan	Others(*)	Total
Loans and receivables	225,621,567	2,282,712	1,748,898	814,148	535,055	4,157,576	235,159,956
Financial assets at FVTPL	23,069,879	9,893	—	1,366	—	101,721	23,182,859
AFS debt securities	12,955,152	34,035	81,030	—	—	16,632	13,086,849
HTM securities	19,933,161	1,817	1,967	—	—	99,183	20,036,128
Derivative assets (hedging)	326,840	—	—	—	—	—	326,840
Off-balance sheet items	112,451,295	632,189	215,942	108,222	71,230	1,623,876	115,102,754

Total	394,357,894	2,960,646	2,047,837	923,736	606,285	5,998,988	406,895,386

	December 31, 2012
	Korea	China	USA	UK	Japan	Others(*)	Total
Loans and receivables	242,158,755	2,294,595	1,552,406	513,250	433,395	3,153,328	250,105,729
Financial assets at FVTPL	23,098,497	116,332	—	6,139	—	35,374	23,256,342
AFS debt securities	13,639,796	34,999	100,130	—	—	65,536	13,840,461
HTM securities	18,648,308	—	1,195	—	—	35,298	18,684,801
Derivative assets (hedging)	281,069	—	—	—	—	—	281,069
Off-balance sheet items	112,195,944	672,075	195,538	82,999	64,939	1,886,737	115,098,232

Total	410,022,369	3,118,001	1,849,269	602,388	498,334	5,176,273	421,266,634

(*)	Others consist of financial assets in Vietnam, Panama and European countries.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, Individuals and others in accordance with the Korea standard industrial classification code (Unit: Korean Won in millions):

	December 31, 2011
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	48,945,299	47,695,469	32,693,537	8,041,012	84,528,891	13,255,748	235,159,956
Financial assets at FVTPL	726,618	1,862,004	13,934,077	76,103	39	6,584,018	23,182,859
AFS debt securities	802,032	245,531	6,383,456	145,744	—	5,510,086	13,086,849
HTM securities	1,558,998	80,317	9,504,549	678,545	—	8,213,719	20,036,128
Derivative assets (hedging)	—	—	326,393	—	—	447	326,840
Off-balance sheet items	18,906,958	41,151,375	10,912,549	6,554,705	29,548,373	8,028,794	115,102,754

Total	70,939,905	91,034,696	73,754,561	15,496,109	114,077,303	41,592,812	406,895,386

	December 31, 2012
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	49,331,775	43,152,361	48,242,602	7,259,660	89,851,234	12,268,097	250,105,729
Financial assets at FVTPL	1,926,534	1,541,187	14,588,306	277,561	2,936	4,919,818	23,256,342
AFS debt securities	846,994	278,005	8,447,500	149,800	—	4,118,162	13,840,461
HTM securities	2,048,084	50,135	7,227,265	516,944	—	8,842,373	18,684,801
Derivative assets (hedging)	—	—	279,126	—	—	1,943	281,069
Off-balance sheet items	18,817,677	32,245,740	21,731,717	6,586,906	27,275,006	8,441,186	115,098,232

Total	72,971,064	77,267,428	100,516,516	14,790,871	117,129,176	38,591,579	421,266,634

3) Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Loans and receivables neither overdue nor impaired	13,765,038	12,934,452	67,162,724	32,772,948	9,037,396	108,973,068	96,548,782	232,221,340
Loans and receivables overdue but not impaired	325	3,493	59,112	133,244	8,132	200,488	1,273,662	1,477,968
Impaired loans and receivables	1	1,494	2,249,694	1,810,179	479,023	4,538,896	958,255	5,498,646

Gross loans	13,765,364	12,939,439	69,471,530	34,716,371	9,524,551	113,712,452	98,780,699	239,197,954

Allowance for credit losses	3,770	18,109	2,040,879	975,209	491,621	3,507,709	508,410	4,037,998

Total, net	13,761,594	12,921,330	67,430,651	33,741,162	9,032,930	110,204,743	98,272,289	235,159,956

	December 31, 2012
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Loans and receivables neither overdue nor impaired	14,016,324	30,795,638	60,351,949	32,465,961	7,634,782	100,452,692	101,231,070	246,495,724
Loans and receivables overdue but not impaired	16	—	159,308	189,585	5,532	354,425	1,346,130	1,700,571
Impaired loans and receivables	27	1,319	2,534,090	1,507,526	462,353	4,503,969	1,274,774	5,780,089

Gross loans	14,016,367	30,796,957	63,045,347	34,163,072	8,102,667	105,311,086	103,851,974	253,976,384

Provision for credit losses	3,562	28,554	2,026,874	725,168	490,863	3,242,905	595,634	3,870,655

Total, net	14,012,805	30,768,403	61,018,473	33,437,904	7,611,804	102,068,181	103,256,340	250,105,729

a) Credit quality of loans and receivables

The Group manages its loans and receivables neither overdue nor impaired, net of allowance, through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	December 31, 2011
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Upper grade(*1)	13,753,815	12,892,460	43,035,863	8,710,329	4,624,455	56,370,647	85,841,335	168,858,257
Lower grade(*2)	7,454	25,076	23,310,931	23,740,023	4,042,946	51,093,900	10,507,991	61,634,421

Total	13,761,269	12,917,536	66,346,794	32,450,352	8,667,401	107,464,547	96,349,326	230,492,678

Value of collateral	6,374	540,337	27,903,763	26,029,317	2,818,055	56,751,135	79,859,625	137,157,471

	December 31, 2012
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Upper grade(*1)	14,008,849	30,747,135	37,392,456	9,324,721	4,597,780	51,314,957	93,508,109	189,579,050
Lower grade(*2)	3,939	21,064	21,841,095	22,801,135	2,686,979	47,329,209	7,476,795	54,831,007

Total	14,012,788	30,768,199	59,233,551	32,125,856	7,284,759	98,644,166	100,984,904	244,410,057

Value of collateral	18,872	761,959	25,311,705	24,515,475	2,054,424	51,881,604	82,302,812	134,965,247

(*1)	AAA ~ BBB for Corporates and 1~6 level for Consumers
(*2)	BBB- ~ C for Corporates and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired amounting to 1,728,662 million Won and 2,085,667 million Won as of December 31, 2011 and 2012, respectively, are deducted from the loans and receivables above.

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables, net of allowance overdue but not impaired is as follows (Unit: Korean Won in millions):

	December 31, 2011
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
Past due			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	325	3,491	54,278	93,190	7,708	155,176	1,007,040	1,166,032
30 to 60 days	—	—	4,964	21,707	—	26,671	115,415	142,086
60 to 90 days	—	—	1,796	8,724	—	10,520	69,098	79,618

Total	325	3,491	61,038	123,621	7,708	192,367	1,191,553	1,387,736

Value of collateral(*)	—	—	15,112	100,549	—	115,661	894,850	1,010,511

	December 31, 2012
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
Past due			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	16	—	144,010	126,840	5,230	276,080	1,037,017	1,313,113
30 to 60 days	—	—	10,969	40,183	—	51,152	149,329	200,481
60 to 90 days	—	—	3,209	7,010	252	10,471	75,408	85,879

Total	16	—	158,188	174,033	5,482	337,703	1,261,754	1,599,473

Value of collateral(*)	—	—	60,739	141,011	3,346	205,096	958,048	1,163,144

(*)	The value of collateral held is recoverable amounts used when calculating the respective provision for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 90,232 million Won and 101,098 million Won as of December 31, 2011 and 2012, respectively, are deducted from the loans and receivables above.

c) Impaired loans and receivables

Impaired loans and receivables, net of allowance is as follows (Unit: Korean Won in millions):

	December 31, 2011
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	303	1,026,034	1,163,975	357,820	2,547,829	731,410	3,279,542
Value of collateral(*)	—	—	841,529	683,823	199,382	1,724,734	387,943	2,112,677

	December 31, 2012
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	204	1,626,734	1,138,013	321,563	3,086,310	1,009,684	4,096,198
Value of collateral(*)	—	—	1,226,501	528,786	162,591	1,917,878	399,380	2,317,258

(*)	The collateral value held is recoverable amount used when calculating allowance for credit losses.

Allowance for credit losses, for impaired loans and receivables, amounting to 2,219,104 million Won and 1,683,891 million Won as of December 31, 2011 and 2012, respectively, are deducted from the impaired loans and receivables above.

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

4) Credit risk of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2011
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	11,631,282	—	10,105,669	17,910,287	39,647,238
AA- ~ AA+	6,428,995	—	1,102,943	1,223,193	8,755,131
BBB- ~ A+	748,023	408,810	1,723,995	902,648	3,783,476
Below BBB-	64,858	994	152,397	—	218,249
Default grade	—	—	1,845	—	1,845

Total	18,873,158	409,804	13,086,849	20,036,128	52,405,939

	December 31, 2012
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	11,059,452	—	9,931,388	16,495,041	37,485,881
AA- ~ AA+	7,119,657	—	2,311,267	1,472,656	10,903,580
BBB- ~ A+	928,150	341,630	1,579,121	717,104	3,566,005
Below BBB-	—	48,366	16,971	—	65,337
Default grade	13,192	—	1,714	—	14,906

Total	19,120,451	389,996	13,840,461	18,684,801	52,035,709

(2) Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities and non-trading activities, the Group avoids, bears or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

At the beginning of each year, the Risk Management Committee establishes a VaR limit, loss limit and risk capital limit by subsidiaries for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

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

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Group’s bank subsidiaries such as Woori Bank, Kyongnam Bank and Kwangju Bank, and the risks for the Company and all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR based on Bank for International Settlements (“BIS”) Framework.

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

a) Trading activities

The minimum, maximum and average VaR for the years ended December 31, 2011 and 2012, respectively, and the VaR as of December 31, 2011 and 2012, respectively, are as follows (Unit: Korean Won in millions):

	As of December 31, 2011	For the year ended December 31, 2011			As of December 31, 2012	For the year ended December 31, 2012
		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	(8,495)	(8,733)	(11,117)	(5,967)	(4,294)	(7,926)	(12,277)	(2,942)
Stock price	(6,329)	(7,653)	(11,486)	(4,974)	(2,458)	(4,896)	(8,095)	(2,027)
Foreign currencies	(3,227)	(3,573)	(7,151)	(1,639)	(2,006)	(2,460)	(5,314)	(1,572)
Commodity price	(3)	(333)	(3,070)	(2)	(48)	(163)	(643)	(3)

Total	(10,682)	(11,330)	(14,675)	(8,053)	(4,753)	(8,618)	(12,862)	(4,567)

b) Non-trading activities

The NII and NPV calculated, respectively, by using the simulation method for Woori Bank, Kyongnam Bank and Kwangju Bank and the scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2012
	NII	NPV	NII	NPV
Base case	5,943,993	13,262,235	5,385,170	18,817,708
Base case (Prepay)	5,949,816	13,148,172	5,391,840	18,033,259
IR 100bp up	6,230,290	13,375,487	5,653,172	18,439,944
IR 100bp down	5,614,039	13,172,038	5,122,010	19,230,819
IR 200bp up	6,516,351	13,507,906	5,921,200	18,094,995
IR 200bp down	5,193,395	13,109,481	4,837,398	19,683,985
IR 300bp up	6,802,411	13,655,892	6,189,226	17,779,613
IR 300bp down	4,671,343	13,082,383	4,429,496	20,183,435

The EaR and VaR calculated, respectively, based on the BIS Framework of the Company and subsidiaries excluding Woori Bank, Kyongnam Bank, and Kwangju Bank are as follows (Unit: Korean Won in millions):

December 31, 2011		December 31, 2012
EaR	VaR	EaR	VaR
(39,458)	(66,885)	(59,723)	(57,410)

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Asset:
Loans and receivables	221,489,544	162,935,497	28,109,587	5,347,251	6,011,847	12,292,132	6,793,230
AFS financial assets	16,997,594	2,687,482	1,715,632	2,253,811	3,153,123	6,703,353	484,193
HTM financial assets	21,548,196	4,079,416	2,843,038	1,346,271	1,308,890	11,815,271	155,310

Total	260,035,334	169,702,395	32,668,257	8,947,333	10,473,860	30,810,756	7,432,733

Liability:
Deposits due to customers	198,793,984	106,191,712	26,938,477	20,810,689	19,487,233	25,088,248	277,625
Borrowings	34,941,240	22,496,224	3,744,346	955,878	2,702,381	3,889,306	1,153,105
Debentures	30,960,193	5,406,008	1,888,020	1,532,052	2,601,066	17,650,244	1,882,803

Total	264,695,417	134,093,944	32,570,843	23,298,619	24,790,680	46,627,798	3,313,533

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Asset:
Loans and receivables	250,244,187	145,961,719	33,509,558	8,723,533	9,175,903	31,929,319	20,944,155
AFS financial assets	16,993,422	2,612,208	1,887,739	2,034,286	3,481,569	6,157,205	820,415
HTM financial assets	20,219,898	2,787,439	1,667,114	1,843,788	754,810	12,922,657	244,090

Total	287,457,507	151,361,366	37,064,411	12,601,607	13,412,282	51,009,181	22,008,660

Liability:
Deposits due to customers	205,593,901	105,039,354	31,158,697	20,586,299	21,808,598	26,793,029	207,924
Borrowings	34,278,449	23,343,527	3,108,062	641,452	1,769,538	4,303,424	1,112,446
Debentures	29,248,287	3,685,388	2,355,907	1,664,403	2,255,959	16,542,899	2,743,731

Total	269,120,637	132,068,269	36,622,666	22,892,154	25,834,095	47,639,352	4,064,101

3) Currency risk

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

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2011
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	21,140	24,380,962	340,442	5,056,106	9,809	1,790,168	883	1,319,120	2,202,903	34,749,259
Financial assets at FVTPL	694	800,019	1,238	18,389	208	37,871	1	1,375	568	858,222
AFS financial assets	177	204,029	1,102	16,362	186	33,937	15	22,050	36,148	312,526
HTM financial assets	21	23,867	—	—	10	1,812	—	—	77,283	102,962

Total	22,032	25,408,877	342,782	5,090,857	10,213	1,863,788	899	1,342,545	2,316,902	36,022,969

Liability:
Financial liabilities at FVTPL	425	489,613	1,766	26,225	—	—	2	2,667	—	518,505
Deposits due to customer	6,341	7,315,781	63,427	942,003	8,790	1,604,293	230	344,227	508,233	10,714,537
Borrowings	8,452	9,748,919	199,649	2,965,102	4	766	859	1,283,618	344,566	14,342,971
Debentures	3,809	4,392,959	50,019	742,856	—	—	—	—	274,503	5,410,318
Other financial liabilities	2,553	2,944,212	25,010	371,451	128	23,428	372	555,366	200,691	4,095,148

Total	21,580	24,891,484	339,871	5,047,637	8,922	1,628,487	1,463	2,185,878	1,327,993	35,081,479

Off-balance sheet items	12,345	14,237,934	35,466	526,720	123	22,451	703	1,050,120	601,735	16,438,960

	December 31, 2012
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,804	24,424,877	295,543	3,686,900	9,727	1,671,884	968	1,370,582	1,340,084	32,494,327
Financial assets at FVTPL	983	1,052,795	1,263	15,750	272	46,691	8	11,386	12,450	1,139,072
AFS financial assets	295	316,357	507	6,320	190	32,650	12	17,386	68,226	440,939
HTM financial assets	6	6,557	—	—	—	—	—	—	29,936	36,493

Total	24,088	25,800,586	297,313	3,708,970	10,189	1,751,225	988	1,399,354	1,450,696	34,110,831

Liability:
Financial liabilities at FVTPL	359	384,030	1,600	19,960	—	—	2	2,558	1,976	408,524
Deposits due to customer	7,618	8,159,288	71,800	895,702	9,160	1,574,463	281	397,938	402,981	11,430,372
Borrowings	6,843	7,325,347	154,293	1,934,691	527	90,579	578	819,254	59,941	10,229,812
Debentures	3,691	3,953,731	46,533	580,495	—	—	—	—	613,500	5,147,726
Other financial liabilities	5,552	5,947,139	14,475	180,576	301	51,734	200	282,695	149,960	6,612,104

Total	24,063	25,769,535	288,701	3,611,424	9,988	1,716,776	1,061	1,502,445	1,228,358	33,828,538

Off-balance sheet items	12,395	13,276,171	43,141	538,181	229	39,353	947	1,340,523	650,894	15,845,122

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

2) Maturity analysis of non-derivative financial liabilities

a)	The Group’s maturity analysis of non-derivative financial liabilities, cash flows of principals and interests, by remaining contractual maturities are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	5,780,042	1,057,625	184,647	260,209	362,821	3,670,422	244,318
Deposits due to customers	202,643,808	115,656,618	22,510,095	18,361,303	38,515,143	5,976,083	1,624,566
Borrowings	35,831,760	20,687,439	4,406,057	1,655,742	3,169,074	4,763,273	1,150,175
Debentures	33,791,328	4,106,984	2,119,383	1,696,919	3,001,881	20,353,521	2,512,640
Other financial liabilities	17,363,140	12,324,772	36,849	9,660	152,197	218,049	4,621,613

Total	295,410,078	153,833,438	29,257,031	21,983,833	45,201,116	34,981,348	10,153,312

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,338,341	1,083,968	234,054	321,158	380,760	4,869,769	448,632
Deposits due to customers	210,207,362	122,660,322	26,564,440	18,455,791	34,940,594	5,838,095	1,748,120
Borrowings	34,619,051	21,515,529	3,892,520	1,071,822	1,975,378	5,053,413	1,110,389
Debentures	32,306,517	2,672,563	2,641,609	2,144,295	2,637,162	19,130,086	3,080,802
Other financial liabilities	21,385,214	16,183,562	41,786	26,214	34,483	182,945	4,916,224

Total	305,856,485	164,115,944	33,374,409	22,019,280	39,968,377	35,074,308	11,304,167

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	5,780,042	1,057,626	184,647	260,209	362,821	3,670,422	244,317
Deposits due to customers	201,858,224	127,915,964	27,364,643	18,757,322	21,595,623	5,034,209	1,190,463
Borrowings	35,831,760	20,687,439	4,406,057	1,655,742	3,169,074	4,763,273	1,150,175
Debentures	33,791,328	4,106,984	2,119,383	1,696,919	3,001,881	20,353,520	2,512,641
Other financial liabilities	17,363,140	12,324,772	36,849	9,660	152,196	218,050	4,621,613

Total	294,624,494	166,092,785	34,111,579	22,379,852	28,281,595	34,039,474	9,719,209

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,338,341	1,083,968	234,054	321,158	380,760	4,869,769	448,632
Deposits due to customers	209,422,562	136,167,522	29,768,331	17,046,678	20,557,118	4,743,926	1,138,987
Borrowings	34,619,051	21,515,629	3,892,433	1,071,809	1,975,378	5,053,413	1,110,389
Debentures	32,306,517	2,671,397	2,642,775	2,144,295	2,637,162	19,130,086	3,080,802
Other financial liabilities	21,385,214	16,183,562	41,786	26,213	34,483	182,945	4,916,225

Total	305,071,685	177,622,078	36,579,379	20,610,153	25,584,901	33,980,139	10,695,035

3) Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

The following table shows the residual maturity of derivative financial liabilities, based on contractual date of maturity. Derivative financial liabilities at FVTPL are allocated within 3 months due to their short-term nature.

	Total due	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
December 31, 2011	4,142,140	3,353,984	37,133	28,800	43,648	645,063	33,512
December 31, 2012	3,938,932	3,409,756	48,261	26,221	42,866	323,113	88,715

4) Maturity analysis of off-balance accounts are as follows

The Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Group have expiration dates. However, under the term of the guarantees and loan commitments, amounts are funded upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	December 31, 2011	December 31, 2012
Guarantees	26,702,154	23,735,411
Loan commitments	88,400,600	91,362,821

Although not included in the maturity tables above, these off-balance sheet transactions may be drawn down within 3 months which is the earliest date loan commitments can be drawn down or guarantees would be called.

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

The risk weighted assets consist of credit risk weighted assets and market risk weighted assets. The credit risk weighted assets are calculated by multiplying risk weighted value which is given by credit level of other party on transaction, maturity of bond, collateral and the existence of guarantee by relevant assets. The market risk weighted assets are calculated by multiplying required capital on market risk (e.g. interest rate, stock and foreign currencies) by 12.5. The Group calculates its capital adequacy ratio under Basel I, according to the financial holding company regulations. The Group is maintaining its capital ratio under consolidation over 8% as of December 31, 2012.

The capital adequacy with figures is as follows (Unit: Korea Won in millions):

	December 31, 2011	December 31, 2012
Tier 1 capital	18,530,442	19,384,790
Tier 2 capital	7,261,559	7,727,332

Total risk-adjusted capital(*)	25,668,548	26,989,716

Risk-weighted assets for credit risk	203,412,508	204,751,747
Risk-weighted assets for market risk	4,656,713	5,645,475

Total risk-weighted assets	208,069,221	210,397,222

Tier 1 capital ratio	8.91%	9.21%
Tier 2 capital ratio	3.49%	3.67%
Total risk-based capital ratio	12.34%	12.83%

(*)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from total risk-adjusted capital pursuant to the guidelines of the Financial Supervisory Service.

5. Operating Segments

The Group’s Chief Operation Decision Maker (the “CODM”) is the Chief Financial Officer of the Group. In evaluating the results of the Group and allocating resources, the CODM utilizes two different sets of financial information. The primary one is the information prepared on the bases of type of customer and the secondary one is by legal entity. This financial information of the segment entities is regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and evaluate its performance.

(1)	Segment by type of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

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

•	Headquarter and others: the Company and administration centers of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and other consolidated subsidiaries.

(Unit: Korean Won in millions)

	December 31, 2011
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarter and Others	Sub-total	Inter- segment transaction	Total
Assets	78,613,580	112,923,658	8,451,890	46,780,998	89,391,621	336,161,747	(23,370,098)	312,791,649
Liabilities	81,570,032	117,413,072	95,663	32,320,238	57,956,695	289,355,700	1,362,555	290,718,255

	December 31, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarter and Others	Sub-total	Inter- segment transaction	Total
Assets	86,361,530	108,291,394	8,224,846	55,497,656	92,145,670	350,521,096	(24,815,163)	325,705,933
Liabilities	57,101,946	150,281,468	250,945	47,176,210	49,975,638	304,786,207	(2,082,987)	302,703,220

	For the year ended December 31, 2010
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarter and Others	Sub-total	Inter- segment transaction	Total
Interest income, net	2,731,248	3,418,776	42,363	200,548	(554,309)	5,838,626	588,689	6,427,315
Interest income	4,456,860	6,133,192	367,577	1,191,928	2,021,140	14,170,697	(113,470)	14,057,227
Interest expense	2,139,309	3,427,521	13,864	501,028	2,237,539	8,319,261	(689,349)	7,629,912
Inter-segment	413,697	713,105	(311,350)	(490,352)	(337,910)	(12,810)	12,810	—
Non-interest income, net	745,540	495,972	195,920	227,585	1,181,377	2,846,394	(823,779)	2,022,615
Non-interest income	1,892,870	2,465,324	754,565	9,364,889	5,987,384	20,465,032	(190,515)	20,274,517
Non-interest expense	1,179,114	2,010,751	509,298	9,185,624	4,733,648	17,618,435	633,467	18,251,902
Inter-segment	31,784	41,399	(49,347)	48,320	(72,359)	(203)	203	—
Other expense	2,387,368	2,377,562	219,965	195,642	1,349,546	6,530,083	(228,405)	6,301,678
Administrative expense	2,209,005	836,300	53,581	96,548	431,637	3,627,071	(314,944)	3,312,127
Impairment loss on credit loss and others(*)	178,363	1,541,262	166,384	99,094	917,909	2,903,012	86,539	2,989,551
Operating income	1,089,420	1,537,186	18,318	232,491	(722,478)	2,154,937	(6,685)	2,148,252

	For the year ended December 31, 2011
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarter and Others	Sub-total	Inter- segment transaction	Total
Interest income, net	2,868,758	3,408,982	25,545	236,676	115,223	6,655,184	609,211	7,264,395
Interest income	4,785,678	6,373,874	352,064	1,418,775	2,174,108	15,104,499	(59,653)	15,044,846
Interest expense	2,154,519	3,632,781	11,136	657,357	2,005,574	8,461,367	(680,916)	7,780,451
Inter-segment	237,599	667,889	(315,383)	(524,742)	(53,311)	12,052	(12,052)	—
Non-interest income, net	721,160	524,131	52,306	63,382	1,270,722	2,631,701	(559,150)	2,072,551
Non-interest income	2,205,513	3,109,898	576,311	8,156,084	7,291,307	21,339,113	(777,135)	20,561,978
Non-interest expense	1,506,473	2,622,631	489,158	8,125,085	5,964,354	18,707,701	(218,274)	18,489,427
Inter-segment	22,120	36,864	(34,847)	32,383	(56,231)	289	(289)	—
Other expense	2,495,830	1,776,698	428,386	151,384	1,439,925	6,292,223	(40,985)	6,251,238
Administrative expense	2,317,456	961,288	61,407	104,866	569,852	4,014,869	(239,140)	3,775,729
Impairment loss on credit loss and others(*)	178,374	815,410	366,979	46,518	870,073	2,277,354	198,155	2,475,509
Operating income	1,094,088	2,156,415	(350,535)	148,674	(53,980)	2,994,662	91,046	3,085,708

	For the year ended December 31, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarter and Others	Sub-total	Inter- segment transaction	Total
Interest income, net	2,655,414	3,068,986	8,566	371,290	617,043	6,721,299	545,804	7,267,103
Interest income	4,899,327	5,926,030	350,778	1,244,337	2,393,432	14,813,904	206,078	15,019,982
Interest expense	2,234,740	3,401,065	74	638,253	1,818,473	8,092,605	(339,726)	7,752,879
Inter-segment	(9,173)	544,021	(342,138)	(234,794)	42,084	—	—	—
Non-interest income, net	571,937	530,794	150,785	(85,212)	874,753	2,043,057	(961,093)	1,081,964
Non-interest income	1,163,146	1,199,210	420,587	7,405,479	3,711,319	13,899,741	(475,064)	13,424,677
Non-interest expense	573,668	689,070	274,955	7,511,360	2,807,631	11,856,684	486,029	12,342,713
Inter-segment	(17,541)	20,654	5,153	20,669	(28,935)	—	—	—
Other expense	2,563,593	2,628,268	147,670	191,293	1,022,014	6,552,838	(432,342)	6,120,496
Administrative expense	2,409,074	1,033,238	62,844	110,469	706,217	4,321,842	(365,565)	3,956,277
Impairment loss on credit loss and others(*)	154,519	1,595,030	84,826	80,824	315,797	2,230,996	(66,777)	2,164,219
Operating income	663,758	971,512	11,681	94,785	469,782	2,211,518	17,053	2,228,571

(*)	Impairment loss on credit losses and others consist of impairment loss on credit losses, gain (loss) on transactions of loans and receivables and provision (reversal) of provisions.

(2)	Segment by legal entity

The Group’s reporting segments comprise the following legal entities: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities and others. The reportable segments are classified based on the independent legal entity.

•	Woori Bank: Woori Bank and its consolidated subsidiaries

•	Kyongnam Bank: Kyongnam Bank and its consolidated subsidiaries

•	Kwangju Bank: Kwangju Bank and its consolidated subsidiaries

•	Woori Investment & Securities: Woori Investment & Securities and its consolidated subsidiaries

•	Others: the Company and its other consolidated subsidiaries

(Unit: Korean Won in millions)

	December 31, 2011
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	242,472,162	25,353,427	18,030,369	21,535,058	25,380,943	332,771,959	(19,980,310)	312,791,649
Liabilities	224,346,022	23,555,666	16,813,501	17,862,450	10,406,220	292,983,859	(2,265,604)	290,718,255

	December 31, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	247,248,351	28,901,504	18,616,830	24,821,505	27,321,088	346,909,278	(21,203,345)	325,705,933
Liabilities	228,682,457	26,933,672	17,300,605	21,367,997	11,767,502	306,052,233	(3,349,013)	302,703,220

	For the year ended December 31, 2010
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	5,029,773	627,050	468,528	350,691	(80,726)	6,395,316	31,999	6,427,315
Interest income	10,981,048	1,168,487	906,899	619,638	418,214	14,094,286	(37,059)	14,057,227
Interest expense	5,951,275	541,437	438,371	268,947	498,940	7,698,970	(69,058)	7,629,912
Non-interest income, net	1,341,600	57,731	25,114	489,437	444,118	2,358,000	(335,385)	2,022,615
Non-interest income	16,191,164	513,550	248,955	3,156,784	611,604	20,722,057	(447,540)	20,274,517
Non-interest expense	14,849,564	455,819	223,841	2,667,347	167,486	18,364,057	(112,155)	18,251,902
Other expense	4,820,052	439,916	321,979	527,064	499,792	6,608,803	(307,125)	6,301,678
Administrative expense	2,260,068	235,806	194,422	529,547	374,598	3,594,441	(282,314)	3,312,127
Impairment loss on credit loss and others(*)	2,559,984	204,110	127,557	(2,483)	125,194	3,014,362	(24,811)	2,989,551
Operating income	1,551,321	244,865	171,663	313,064	(136,400)	2,144,513	3,739	2,148,252

	For the year ended December 31, 2011
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	5,728,211	682,850	500,471	332,549	4,609	7,248,690	15,705	7,264,395
Interest income	11,659,258	1,294,919	949,858	661,563	511,498	15,077,096	(32,250)	15,044,846
Interest expense	5,931,047	612,069	449,387	329,014	506,889	7,828,406	(47,955)	7,780,451
Non-interest income, net	1,377,847	7,167	13,381	458,908	504,143	2,361,446	(288,895)	2,072,551
Non-interest income	16,433,320	416,595	161,494	3,213,050	769,418	20,993,877	(431,899)	20,561,978
Non-interest expense	15,055,473	409,428	148,113	2,754,142	265,275	18,632,431	(143,004)	18,489,427
Other expense	4,512,870	426,779	331,106	576,496	655,001	6,502,252	(251,014)	6,251,238
Administrative expense	2,549,359	273,698	223,532	569,619	448,313	4,064,521	(288,792)	3,775,729
Impairment loss on credit loss and others(*)	1,963,511	153,081	107,574	6,877	206,688	2,437,731	37,778	2,475,509
Operating income	2,593,188	263,238	182,746	214,961	(146,249)	3,107,884	(22,176)	3,085,708

	For the year ended December 31, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	5,611,954	687,677	492,934	386,662	76,847	7,256,074	11,029	7,267,103
Interest income	11,436,460	1,390,524	979,643	718,285	565,944	15,090,856	(70,874)	15,019,982
Interest expense	5,824,506	702,847	486,709	331,623	489,097	7,834,782	(81,903)	7,752,879
Non-interest income, net	642,758	(14,063)	4,477	333,711	429,718	1,396,601	(314,637)	1,081,964
Non-interest income	9,903,318	374,790	164,912	2,777,208	656,120	13,876,348	(451,671)	13,424,677
Non-interest expense	9,260,560	388,853	160,435	2,443,497	226,402	12,479,747	(137,034)	12,342,713
Other expense	4,555,754	437,835	313,246	546,868	587,905	6,441,608	(321,112)	6,120,496
Administrative expense	2,727,640	296,082	230,715	540,544	470,127	4,265,108	(308,831)	3,956,277
Impairment loss on credit loss and others(*)	1,828,114	141,753	82,531	6,324	117,778	2,176,500	(12,281)	2,164,219
Operating income	1,698,958	235,779	184,165	173,505	(81,340)	2,211,067	17,504	2,228,571

(*)	Impairment loss on credit losses and others consist of impairment loss on credit losses, gain (loss) on transactions of loans and receivables and provision (reversal) of provisions.

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

(4) Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2010, 2011 and 2012 amounted to 33,124,286 million Won, 34,738,552 million Won and 27,851,511 million Won, respectively, and revenue from the foreign customers amounted to 1,207,458 million Won, 868,272 million Won and 593,148 million Won, respectively. Of the Group’s non-current assets (investments in jointly controlled entities and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2011, and 2012 are 4,974,603 million Won, 5,112,439 million Won, respectively, and foreign subsidiaries are 34,991 million Won, 36,126 million Won, respectively.

6. Restricted Deposits

Details of restricted deposits are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Financial assets at FVTPL:
Korea Finance Security Co., Ltd.	818,252	826,292	Regulation on supervision of securities business
AFS financial assets:
Korea Exchange	10,117	10,176	Collective fund for loss
Loans and receivables:
Due from banks in local currency
The Bank of Korea	11,304,073	10,001,184	Reserve deposits
Korea Exchange	751	751	Deposits for required allotted charges
Korea Finance Security Co., Ltd.	309,681	319,345	Regulation on supervision of securities business
Samsung Security, etc.	46,121	47,592	Margins
Shinhan Bank, etc.	68	55	Deposits for opening account, etc.
Others	648,511	485,010	Borrowings on collateral, etc.
Due from banks in foreign currencies
The Bank of Korea	350,951	484,261	Reserve deposits
Central Bank of Bangladesh, etc.	517,631	426,429	Reserve deposits
Bank of Tokyo Mitsubishi, etc.	59,024	17,905	Installation deposits of financial institution, etc.
Barclays, etc.	110,369	59,412	Derivative transaction collateral provider, etc.

Sub-total	13,347,180	11,841,944

Total	14,175,549	12,678,412

7. Financial Assets at FVTPL

Financial assets at FVTPL consist of financial assets held for trading and financial assets designated at FVTPL.

(1) Financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Deposits:
Reserve for claims of customers deposits	818,252	826,292
Deposits indexed to gold prices	—	5,582

Sub-total	818,252	831,874

Securities:
Debt securities
Korean treasury and government agencies	1,194,168	2,266,526
Financial institutions	5,194,371	3,886,826
Corporates	5,394,733	5,525,622
CP	2,972,865	3,132,604
Equity securities	608,310	694,312
Beneficiary certificates(*)	324,843	696,657
CMA securities	2,466,325	1,936, 507
Others	1,650,696	2,372,366

Sub-total	19,806,311	20,511,420

Derivatives instruments assets:
Interest rate derivatives	1,552,875	1,820,628
Currency derivatives	2,205,831	1,564,671
Equity derivatives	95,533	309,081
Credit derivatives	17,878	28,133
Commodity derivatives	27,780	17,800

Sub-total	3,899,897	3,740,313

Total	24,524,460	25,083,607

(*)	Beneficiary certificates are securities which state beneficiary’s right to receive profit from operation of trusts or funds.

(2) Financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Equity-linked securities	654,124	651,309
Asset-backed securities	409,804	384,691
Debt securities	—	5,305
Equity securities	11,843	11,758
Structured deposit	—	10,471

Total	1,075,771	1,063,534

8. AFS Financial Assets

AFS financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Amortized cost (or cost)	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities:
Korean treasury and government agencies	2,753,363	34,315	(957)	2,786,721
Financial institutions	5,199,072	12,632	(1,279)	5,210,425
Corporates	4,151,705	32,802	(1,130)	4,183,377
Asset-backed securities	610,168	103	(10,950)	599,321
Foreign currency bonds	132,739	315	(148)	132,906

Sub-Total	12,847,047	80,167	(14,464)	12,912,750

Equity securities	1,859,844	917,015	(25,398)	2,751,461
Beneficiary certificates	3,719,718	73,986	(5,274)	3,788,430
Others	219,278	248	(243)	219,283

Total	18,645,887	1,071,416	(45,379)	19,671,924

	December 31, 2012
	Amortized cost (or cost)	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities:
Korean treasury and government agencies	2,659,543	24,626	(2,863)	2,681,306
Financial institutions	6,031,959	18,864	(1,358)	6,049,465
Corporates	4,288,897	47,964	(15,461)	4,321,400
Asset-backed securities	400,602	2,416	(19,809)	383,209
Foreign currency bonds	212,594	516	(215)	212,895

Sub-Total	13,593,595	94,386	(39,706)	13,648,275

Equity securities	1,692,124	525,068	(32,386)	2,184,806
Beneficiary certificates	2,841,752	15,001	(22,296)	2,834,457
Others	203,588	—	(1,226)	202,362

Total	18,331,059	634,455	(95,614)	18,869,900

9. HTM Financial Assets

HTM financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Korean treasury and government agencies	7,234,926	198,456	(1,382)	7,432,000
Financial institutions	5,858,741	21,595	(518)	5,879,818
Corporates	6,828,617	73,437	(4,300)	6,897,754
Foreign governments	102,967	—	—	102,967
Securities loaned	10,877	177	—	11,054

Total	20,036,128	293,665	(6,200)	20,323,593

	December 31, 2012
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Korean treasury and government agencies	7,664,773	175,905	(5,868)	7,834,810
Financial institutions	3,620,821	24,789	(311)	3,645,299
Corporates	7,351,726	136,496	(3,270)	7,484,952
Foreign governments	36,493	—	—	36,493
Securities loaned	10,988	24	—	11,012

Total	18,684,801	337,214	(9,449)	19,012,566

10. Loans and Receivables

(1) Loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Due from banks	15,347,524	14,376,558
Allowance for credit losses	(7,175)	(6,675)
Loans	212,639,337	221,116,725
Allowance for credit losses	(3,759,304)	(3,564,444)
Other receivables	11,211,093	18,483,101
Allowance for credit losses	(271,519)	(299,536)

Total	235,159,956	250,105,729

(2) Due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Due from banks in local currency
Due from the Bank of Korea	11,304,073	10,001,184
Due from depository banks	1,641,349	1,905,671
Due from non-depository	137,037	498,052
Due from the Korea Exchange	249,248	393,308
Others	25,919	21,130

Allowance for credit losses	(4,887)	(4,854)

Sub-total	13,352,739	12,814,491

Due from banks in foreign currencies
Due from banks on demand	649,068	648,940
Due from banks on time	471,600	470,316
Others	869,230	437,957

Allowance for credit losses	(2,288)	(1,821)

Sub-total	1,987,610	1,555,392

Total	15,340,349	14,369,883

(3) Loans are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Loans in local currency	171,589,808	178,414,419
Loans in foreign currencies	13,243,422	10,454,463
Domestic banker’s usance letter of credit	5,423,078	5,240,805
Credit card accounts	4,592,095	4,500,687
Bills bought in foreign currencies	5,672,021	4,662,700
Bills bought in local currency	661,151	887,966
Factoring receivables	275,732	187,421
Advances for customers on guarantees	41,870	128,394
Privately placed bonds	1,738,138	1,428,229
Loans to be converted to equity securities	1,723	1,723
Finance leases	661,764	639,729
Loans for installment	1,535,405	1,811,214
Securitized loans	1,614,240	1,530,521
Loans secured by securities	1,181,402	1,231,035
Call loans	3,431,638	5,379,762
Bonds purchased under resale agreements	749,490	4,314,334
Others	226,360	303,323
Gross loans	212,639,337	221,116,725
Allowance for credit losses	(3,759,304)	(3,564,444)

Total	208,880,033	217,552,281

(4) Other receivables are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
CMA accounts	167,847	3,920
Receivables	7,378,434	14,322,042
Accrued income	1,452,733	1,523,075
Telex and telephone subscription rights and refundable deposits	1,253,525	1,307,722
Other debtors	958,554	1,326,342
Allowance for credit losses	(271,519)	(299,536)

Total	10,939,574	18,183,565

(5) Changes in allowance for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2010
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(175,550)	(3,057,974)	(150,191)	(478,945)	(3,862,660)
Net provision	(128,412)	(2,799,460)	(46,573)	105,905	(2,868,540)
Increase on repurchase of NPL	—	(10,314)	—	—	(10,314)
Recoveries of written-off loans	(47,467)	(66,677)	(53,749)	(706)	(168,599)
Charge-off	116,820	1,248,387	127,746	13,295	1,506,248
Sales of loans and receivables	7,873	255,805	49	4,168	267,895
Unwinding effect	2,613	61,627	209	12,215	76,664
Others	6,757	182,980	94	(47,939)	141,892

Ending balance	(217,366)	(4,185,626)	(122,415)	(392,007)	(4,917,414)

	For the year ended December 31, 2011
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(217,366)	(4,185,626)	(122,415)	(392,007)	(4,917,414)
Net provision	(141,199)	(1,781,456)	(115,100)	(124,870)	(2,162,625)
Increase on repurchase of NPL	(295)	(3,230)	—	—	(3,525)
Recoveries of written-off loans	(43,036)	(26,107)	(33,718)	(1,626)	(104,487)
Charge-off	123,740	2,079,835	141,954	23,274	2,368,803
Sales of loans and receivables	8,376	527,943	—	1,296	537,615
Unwinding effect	8,882	139,783	75	7,357	156,097
Others	934	105,956	486	(19,838)	87,538

Ending balance	(259,964)	(3,142,902)	(128,718)	(506,414)	(4,037,998)

	For the year ended December 31, 2012
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(259,964)	(3,142,902)	(128,718)	(506,414)	(4,037,998)
Net provision	(241,958)	(1,712,364)	(151,565)	(25,702)	(2,131,589)
Recoveries of written-off loans	(53,638)	(187,155)	(33,830)	(401)	(275,024)
Charge-off	190,122	1,839,241	185,545	8,610	2,223,518
Sales of loans and receivables	9,953	152,926	7	963	163,849
Unwinding effect	14,450	107,774	311	577	123,112
Others	13,867	(41,397)	479	90,528	63,477

Ending balance	(327,168)	(2,983,877)	(127,771)	(431,839)	(3,870,655)

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

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

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

(2) Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Level 1	Level 2	Level 3(*)	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	818,252	—	818,252
Debt securities
Korean treasury and government agencies	787,071	407,097	—	1,194,168
Financial institutions	—	5,194,371	—	5,194,371
Corporates	—	5,394,733	—	5,394,733
CP	—	2,972,865	—	2,972,865
Equity securities	608,310	—	—	608,310
Beneficiary certificates	287,628	37,215	—	324,843
CMA securities	—	2,466,325	—	2,466,325
Others	19,876	1,630,820	—	1,650,696

Derivatives instruments assets:
Interest rate derivatives	—	1,539,099	13,776	1,552,875
Currency derivatives	—	2,204,356	1,475	2,205,831
Equity derivatives	3,186	37,991	54,356	95,533
Credit derivatives	—	3,337	14,541	17,878
Commodity derivatives	—	20,296	7,484	27,780

Financial assets designed at FVTPL
Equity linked securities	994	204,339	448,791	654,124
Asset-backed securities	—	360,442	49,362	409,804
Equity securities	623	—	11,220	11,843

AFS financial assets
Debt securities
Korean treasury and government agencies	2,632,569	154,152	—	2,786,721
Financial institutions	—	5,201,625	8,800	5,210,425
Corporates	—	4,168,331	15,046	4,183,377
Asset-backed securities	—	599,321	—	599,321
Foreign currency bonds	9,116	121,945	1,845	132,906

Equity securities	377,839	—	2,373,622	2,751,461
Beneficiary certificates	—	3,535,459	252,971	3,788,430
Others	90,209	35,435	93,639	219,283

Derivative assets	—	326,840	—	326,840

	December 31, 2011
	Level 1	Level 2	Level 3(*)	Total

Financial liabilities:
Financial liabilities held for trading
Borrowings
Warrants in short position	7,173	3,136	—	10,309
Securities in short position	606,723	20,156	—	626,879

Derivative liabilities
Interest rate derivatives	—	1,658,036	12,809	1,670,845
Currency derivatives	14	1,689,830	—	1,689,844
Equity derivatives	504	—	516,330	516,834
Credit derivatives	—	7,308	14,251	21,559
Commodity derivatives	109	19,536	6,217	25,862

Financial liabilities designated at FVTPL
Borrowings	—	1,839,656	2,897,551	4,737,207
Debentures	—	322,207	—	322,207

Derivative liabilities	57	33,436	—	33,493

	December 31, 2012
	Level 1	Level 2	Level 3(*)	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	826,292	—	826,292
Gold banking deposits	5,582	—	—	5,582
Debt securities
Korean treasury and government agencies	1,812,739	453,787	—	2,266,526
Financial institutions	—	3,886,826	—	3,886,826
Corporates	—	5,525,622	—	5,525,622
CP	—	3,132,604	—	3,132,604
Equity securities	694,312	—	—	694,312
Beneficiary certificates	664,533	32,124	—	696,657
CMA securities	—	1,936,507	—	1,936,507
Others	105,000	2,267,366	—	2,372,366

Derivatives instruments assets:
Interest rate derivatives	—	1,765,081	55,547	1,820,628
Currency derivatives	—	1,564,243	428	1,564,671
Equity derivatives	2,910	89,549	216,622	309,081
Credit derivatives	—	9,988	18,145	28,133
Commodity derivatives	1,264	6,261	10,275	17,800

Financial assets designed at FVTPL
Equity linked securities	—	58,180	593,129	651,309
Asset-backed securities	—	337,701	46,990	384,691
Debt securities	—	—	5,305	5,305
Equity securities	637	—	11,121	11,758
Structured deposits	—	10,471	—	10,471

	December 31, 2012
	Level 1	Level 2	Level 3(*)	Total

AFS financial assets
Debt securities
Korean treasury and government agencies	2,608,348	72,958	—	2,681,306
Financial institutions	—	6,049,465	—	6,049,465
Corporates	—	4,309,381	12,019	4,321,400
Asset-backed securities	—	383,209	—	383,209
Foreign currency bonds	19,143	192,038	1,714	212,895
Equity securities	268,027	—	1,916,779	2,184,806
Beneficiary certificates	—	2,451,893	382,564	2,834,457
Others	20,413	53,688	128,261	202,362

Derivative assets	—	281,069	—	281,069

Financial liabilities:
Financial liabilities held for trading
Deposits
Gold banking liabilities	5,583	—	—	5,583

Borrowings
Warrants in short position	3,197	2,130	—	5,327
Securities in short position	788,461	629	—	789,090

Derivative liabilities
Interest rate derivatives	—	1,838,742	55,788	1,894,530
Currency derivatives	—	1,401,426	—	1,401,426
Stock derivatives	1,492	—	408,043	409,535
Credit derivatives	—	358	16,281	16,639
Commodity derivatives	421	6,624	8,141	15,186

Financial liabilities designated at FVTPL
Borrowings	—	1,664,566	4,468,429	6,132,995
Debentures	—	315,454	—	315,454

Derivative liabilities	—	38,000	—	38,000

(*)	Certain AFS unquoted equity securities were measured at cost as at December 31, 2011 and 2012 in the amounts of 314,290 million Won and 234,161 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purposed entity vehicles such as asset securitization structures where the Group is not the sponsor neither retains a significant interest. They are measured at cost because (a) it was not possible to obtain the necessary financial information to perform a proper valuation, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

(3) Changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2010
	January 1, 2010	Net income(*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	December 31, 2010
Financial assets:
Financial assets held for trading
Derivatives instruments assets
Interest rate derivatives	444	14,845	—	176	(1,738)	—	13,727
Currency derivatives	15	(21)	—	1,568	(19)	—	1,543
Equity derivatives	67,939	30,074	—	2,427	(37,517)	—	62,923
Credit derivatives	6,122	(3,951)	—	—	1,702	—	3,873
Commodity derivatives	224	(2,005)	—	6,008	(108)	—	4,119

Financial assets designed at FVTPL
Equity linked securities	473,918	63,542	—	323,859	(463,129)	—	398,190
Asset-backed securities	47,903	5,603	—	—	—	—	53,506
Debt securities	81,218	(176)	—	—	(81,042)		—
Equity securities	15,938	(1,267)	—	683	(5,009)	—	10,345

AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	—	—	8,800
Corporates	22,655	—	(13)	—	(9,025)	—	13,617
Foreign currency bonds	49,935	(45)	—	—	(15,440)	5,649	40,099

Equity securities	3,159,403	618,375	(293,050)	414,400	(1,154,024)	—	2,745,104
Beneficiary certificates	274,234	(12,065)	57,925	6,174	(53,759)	(36,208)	236,301
Others	26,977	(341)	—	5,186	(2,129)	—	29,693

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	1,203	6,783	—	417	1,425	—	9,828
Equity derivatives	552,306	(145,629)	—	198,215	(289,567)	—	315,325
Credit derivatives	205,129	(6,625)	—	515	(195,598)	—	3,421
Commodity derivatives	—	9,618	—	2,030	(1,101)	—	10,547

Financial liabilities designated at FVTPL
Borrowings	2,003,850	315,430	—	1,551,813	(2,104,880)	—	1,766,213

(*1)	Included 313,150 million Won of unrealised net gains, net relating to those financial assets and liabilities classified into level 3 held at December 31, 2010 which were recognized in net gain (loss) on financial instruments at fair value through profit or loss and net gain (loss) on available-for-sale financial assets in the comprehensive income statements.

	For the year ended December 31, 2011
	January 1, 2011	Net income(*2)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	December 31, 2011
Financial assets:
Financial assets held for trading
Derivatives instruments assets
Interest rate derivatives	13,727	4,318	—	—	(4,269)	—	13,776
Currency derivatives	1,543	(68)	—	—	—	—	1,475
Equity derivatives	62,923	831	—	33,585	(42,983)	—	54,356
Credit derivatives	3,873	6,555	—	4,113	—	—	14,541
Commodity derivatives	4,119	(1,259)	—	7,208	(2,584)	—	7,484

Financial assets designed at FVTPL
Equity linked securities	398,190	(76,405)	—	388,474	(261,468)	—	448,791
Asset-backed securities	53,506	(4,144)	—	—	—	—	49,362
Equity securities	10,345	434	—	441	—	—	11,220

AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	—	—	8,800
Corporates	13,617	2,993	—	—	(1,564)	—	15,046
Foreign currency bonds	40,099	666	—	—	(6,292)	(32,628)	1,845

Equity securities	2,745,104	874,494	(420,404)	362,169	(1,164,514)	(23,227)	2,373,622
Beneficiary certificates	236,301	(583)	7,921	32,685	(44,033)	20,680	252,971
Others	29,693	707	—	65,477	(2,238)	—	93,639

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	9,828	4,857	—	—	(1,876)	—	12,809
Equity derivatives	315,325	188,944	—	231,192	(219,131)	—	516,330
Credit derivatives	3,421	4,206	—	6,624	—	—	14,251
Commodity derivatives	10,547	9,247	—	2,762	(16,339)	—	6,217

Financial liabilities designated at FVTPL
Borrowings	1,766,213	(304,837)	—	2,771,127	(1,334,952)	—	2,897,551

(*2)	Included 723,894 million Won of unrealised net losses, net relating to those financial assets and liabilities classified into level 3 held at December 31, 2011 which were recognized in net gain (loss) on financial instruments at fair value through profit or loss and net gain (loss) on available-for-sale financial assets in the comprehensive income statements.

	For the year ended December 31, 2012
	January 1, 2012	Net income(*3)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	December 31, 2012
Financial assets:
Financial assets held for trading
Derivatives instruments assets
Interest rate derivatives	13,776	42,023	—	—	(252)	—	55,547
Currency derivatives	1,475	(439)	—	—	(608)	—	428
Equity derivatives	54,356	173,500	—	132,006	(143,240)	—	216,622
Credit derivatives	14,541	5,390	—	—	(1,786)	—	18,145
Commodity derivatives	7,484	4,784	—	808	(2,801)	—	10,275

Financial assets designed at FVTPL
Equity linked securities	448,791	116,826	—	294,621	(267,109)	—	593,129
Asset-backed securities	49,362	(2,372)	—	—	—	—	46,990
Debt securities	—	—	—	5,305	—	—	5,305
Equity securities	11,220	(88)	(442)	4,110	(3,679)	—	11,121

AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	(8,800)	—	—
Corporates	15,046	—	5,087	—	(8,114)	—	12,019
Foreign currency bonds	1,845	(131)	—	—	—	—	1,714

Equity securities	2,373,622	340,356	(354,390)	195,418	(635,333)	(2,894)	1,916,779
Beneficiary certificates	252,971	65,810	(53,478)	66,006	(114,964)	166,219	382,564
Others	93,639	(1,801)	(1,458)	167,456	(126,757)	(2,818)	128,261

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	12,809	41,056	—	1,923	—	—	55,788
Equity derivatives	516,330	(204,394)	—	101,998	(5,891)	—	408,043
Credit derivatives	14,251	(4,004)	—	6,034	—	—	16,281
Commodity derivatives	6,217	(1,044)	—	3,099	(131)	—	8,141

Financial liabilities designated at FVTPL
Borrowings	2,897,551	715,381	—	3,620,109	(2,764,612)	—	4,468,429

(*3)	Included 1,462,376 million Won of unrealised net gains, net relating to those financial assets and liabilities classified into level 3 held at December 31, 2012 which were recognized in net gain (loss) on financial instruments at fair value through profit or loss and net gain (loss) on available-for-sale financial assets in the comprehensive income statements.

(4) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2012
	Fair value	Book value	Fair value	Book value
Financial assets:
HTM financial assets	20,323,593	20,036,128	19,012,566	18,684,801
Loans and receivables	236,723,318	235,159,956	256,881,069	250,105,729
Financial liabilities:
Deposits due to customers	195,908,985	195,930,482	203,049,281	202,919,613
Borrowings	34,491,299	34,666,709	33,688,805	33,478,685
Debentures	30,857,257	29,265,833	29,142,741	27,959,969
Other financial liabilities	19,071,984	19,083,709	25,469,292	25,479,827

(5) The following table shows the sensitivity of level 3 fair values to reasonably possible alternative assumptions.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which result from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) equity derivatives and interest rate derivatives, that fair value changes are recognized as current income; (2) equity securities, debt securities, and beneficiary certificates that fair value changes are recognized as other comprehensive income.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments for the year ended December 31, 2012 (Unit: Korean Won in millions):

	Objected carrying value of analysis(*1)	For the year ended December 31, 2012
		Net income (loss)		Other comprehensive income (loss)
		Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*2)	285,726	33,816	(32,959)	—	—
Financial assets designed at FVTPL
Equity-linked securities(*2)	593,129	4,613	(798)	—	—
AFS Financial Assets
Equity securities(*3)	999,099	—	(1,004)	210,709	(85,205)
Beneficiary certificates(*4)	156,262	—	—	1,953	(1,896)
Total	2,034,216	38,429	(34,761)	212,662	(87,101)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*2)	488,196	31,815	(30,414)	—	—
Financial liabilities designated at FVTPL
Borrowings—equity linked instruments(*5)	4,468,429	16,254	(26,984)	—	—
Total	4,956,625	48,069	(57,398)	—	—

(*1)	Equity securities which are measured at cost among the financial instruments of level 3 are excluded from sensitivity analysis.

(*2)	Fair value changes of derivatives instruments assets, derivative liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation by 10%, respectively. The volatility of historical stock price and correlation are major unobservable variables.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate (-1~1%) or liquidation value (-1~1%) and discount rate (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Fair value changes of beneficiary certificates are calculated by increasing or decreasing price fluctuation of trust property and discount rate by 1%. The price fluctuation of trust property and discount rate are major unobservable variables.
(*5)	Fair value changes of borrowings including equity linked securities in short position and other derivative combined securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation by 10%, respectively. The historical fluctuation rate of stock price and correlation are major unobservable variables.

(6) Derecognition of financial assets

Before the adoption of IFRS, the Group derecognized certain loans in the consolidated financial statements under the previous GAAP for which it has continuing participation. When the Group neither transfers, nor retains substantially all of the risks and rewards of ownership of a financial asset, and retains control of that asset, the Group continues to recognize the asset to the extent of its continuing involvement. The nature of participation, book value and fair value of loans and maximum exposure of losses incurred from the continuous participation are as follows:

	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds issued by KAMCO specialty	1,746	1,930	1,746
Conditional disposal of loans to KAMCO	Guarantee against loss on transferred assets by the Group(*)	—	—	709

(*)	KAMCO is still in the process of collecting the cash flows related to the transferred assets and the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. Under previous GAAP, the Group derecognized the transferred assets although the Group retained and continues to retain substantially all such risks and rewards and according to the transition exemptions in IFRS 1, the Group did not reassess the derecognition criteria for these transfers.

12. Investments in Jointly Controlled Entities and Associates

(1)	Investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

		Percentage of owner-ship (%)
Subsidiaries	Main business	December 31, 2011	December 31, 2012
Woori Finance Holdings:
Woori Aviva Life Insurance Co., Ltd.(*1)	Life insurance	51.6	51.6
Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Financial, Woori Investment & Securities and Woori Private Equity Fund:
Woori Blackstone Korea Opportunity Private Equity Fund I	Finance	44.6	44.6
Woori Bank, Kyongnam Bank and Kwangju Bank:
Korea Credit Bureau Co., Ltd.(*2)	Credit information	9.0	9.0
Woori Bank:
Korea Finance Security Co., Ltd.(*2)	Security service	15.3	15.3
Woori Service Networks Co., Ltd.(*2)	Freight & staffing services	4.9	4.9
Kumho Tire Co., Inc.(*3)	Manufacturing	21.2	17.8
United PF 1st Corporate Financial Stability(*4)	Finance	18.5	18.0
LIG E&C Co., Ltd.(*5)	Construction	23.2	23.2
Hyunjin Co., Ltd.(*5)	”	21.7	21.7
Chin Hung International Inc.(*5)	”	—	27.8
Pi City Co., Ltd.(*5)	”	—	21.1
Orient Shipyard Co., Ltd.(*5)	Shipbuilding	—	23.0
Poonglim Industrial Co., Ltd.(*5)	Construction	—	31.6
CNK Co., Ltd.(*5)	Manufacturing	—	30.8
Woori F&I:
Woori SB Fifth Asset Securitization Specialty(*7)	Asset securitization	30.0	—
Woori SB Eleventh Asset Securitization Specialty	”	45.0	45.0
Woori SB Twelfth Asset Securitization Specialty	”	40.0	40.0
Woori BC Pegasus Asset Securitization Specialty	”	30.0	30.0
Woori Stream Third Asset Securitization Specialty(*7)	”	40.0	—
Woori Stream Fourth Asset Securitization Specialty	”	40.0	40.0
Woori HB First Asset Securitization Specialty(*7)	”	40.0	—
Woori Piastone Bridge Asset Securitization Specialty(*7)	”	40.0	—
Woori EA First Asset Securitization Specialty	”	40.0	40.0
Woori EA Second Asset Securitization Specialty	”	40.0	40.0
Woori EA Sixth Asset Securitization Specialty	”	40.0	40.0
Woori EA Seventh Asset Securitization Specialty	”	45.0	45.0
Woori EA Ninth Asset Securitization Specialty	”	40.0	40.0
Woori EA Eleventh Asset Securitization Specialty	”	45.0	45.0
Woori EA Sixteenth Asset Securitization Specialty(*6)	”	—	30.0
Woori EA Seventeenth Asset Securitization Specialty(*6)	”	—	45.0
CW Two Partners Co., Ltd.(*7)	”	50.0 -1share	—
KAMCO Fifth Asset Securitization Specialty	”	24.0	24.0
KAMCO Sixth Asset Securitization Specialty	”	45.0	45.0
KAMCO Seventh Asset Securitization Specialty	”	45.0	45.0
Woori Fine First Asset Securitization Specialty	”	45.0	45.0
WR Loan Inc.(*8)	Other financial business	—	49.0
Woori Fine Second Asset Securitization Specialty(*6)	Asset securitization	—	40.0
Woori HB Third Asset Securitization Specialty(*6)	”	—	40.0
Woori EA Nineteenth Asset Securitization Specialty(*6)	”	—	40.0
Woori KA First Asset Securitization Specialty(*6)	”	—	45.0
Chungdo Woori Century Security Corp., Ltd.	Other financial business	49.5	49.5

		Percentage of owner-ship (%)
Subsidiaries	Main business	December 31, 2011	December 31, 2012
Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd.(*10)	Semiconductor equipment	50.0	63.1
Woori Renaissance Holdings(*1)	Other financial business	51.6	51.6
Bonghwang Semiconductor Yuhan Gongsa	Semiconductor packaging	30.0	—
MARS First:
Sempio Foods Co., Ltd.(*9)	Food & beverages manufacturing	33.0	—
MARS Second:
Seoul Lakeside Co., Ltd.(*10)	Hotel	47.5	47.5

(*1)	Woori Aviva Life Insurance Co. Ltd. is accounted for using the equity method as the investee is subject to joint control in accordance with the joint agreement with Aviva International Holdings Limited (“Aviva”), decision making on operating, investment and financing activities are made by the board members which are appointed equally by the Company and Aviva. Woori Renaissance Holdings is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement between Woori Private Equity Fund and Woori Renaissance Private Equity Fund.
(*2)	Woori Bank, a subsidiary of the Company, can participate in decision making body and can exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships. Important transactions of Korea Finance Security Co., Ltd and Woori Service Network Co., Ltd. are mainly arranged with Group.
(*3)	The ownership interest in Kumho Tire Co., Inc. has decreased due to an increase in capital for the year ended December 31, 2012 in which the Group did not fully participate. However, Woori Bank has significant influence because it has potential voting rights on Kumho Tire Co., Inc. which are estimated about 20.7% when exercised.
(*4)	The ownership interest in the United PF 1st Corporate Financial Stability has decreased due to disproportionate increase in paid-in capital for the year ended December 31, 2012. After the decrease in ownership interest, Woori Bank continues to have significant influence on decision making of the Investment Deliberation Committee of the United PF 1st Corporate Financial Stability, a major operational decision making organization, by participating as a limited partner. In addition, there are significant transactions between Woori Bank and United PF 1st Corporate Financial Stability.
(*5)	Woori Bank acquired shares over 20% for the year ended December 31, 2012 and 2011 by using debt to equity swap. The book value of investment assets of LIG E&C Co., Ltd., Hyunjin Co., Ltd., Pi City Co., Ltd., Orient Shipyard Co., Ltd., and CNK Co., Ltd. were zero when Woori bank debt-to-equity swap occurred.
(*6)	Woori F&I acquired 30%~45% ownership of Woori EA 16th Asset Securitization Specialty and other 5 subsidiaries for the year ended December 31, 2012.
(*7)	Investee was liquidated during the year ended December 31, 2012.
(*8)	Excluded from consolidation and reclassified to a jointly controlled entity which is under equity method because the Company’s ownership interest has decreased due to disproportionate increase in paid-in capital for the year ended December 31, 2012.
(*9)	The Group has lost its significant influence after partial disposition of investment in Sempio Foods Co., Ltd.
(*10)	Financial information of Phoenix Digital Tech Co., Ltd., and Seoul Lakeside Co., Ltd. was based on the financial statements as of September 30, 2012. There is no significant effect due to transactions and events which has occurred subsequent to September 30, 2012 and before December 31, 2012.

(2)	Changes in carrying value of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2010
	Acquisition cost	January 1, 2010	Share of profits (losses)	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2010
Woori Aviva Life Insurance Co., Ltd	74,310	74,310	(6,538)	33,150	—	—	3,236	—	104,158
Woori Blackstone Korea Opportunity First	2,700	—	(2,650)	2,700	—	—	—	—	50
Korea Credit Bureau	4,500	3,115	339	—	—	—	—	—	3,454
BC Card Co., Ltd.	11,668	196,065	46,624	—	—	(65,725)	(29,400)	—	147,564
Korea Finance Security Co., Ltd.	758	3,337	154	—	—	(55)	—	—	3,436
Woori Service Networks Co., Ltd.	24	108	(2)	—	—	(2)	—	—	104
Kumho Tire Co., Inc.(*1)	113,204	—	—	113,204	—	—	—	—	113,204
Woori SME First ABS Specialty Co. Ltd.	415	406	(1)	—	(405)	—	6	(6)	—
Woori SB Fifth Asset Securitization Specialty	3,773	1,081	(73)	—	—	—	—	—	1,008
Woori SB Eighth Asset Securitization Specialty	2,787	1,575	(357)	—	—	—	—	—	1,218
Woori SB Ninth Asset Securitization Specialty	1,907	5,166	605	—	—	(1)	(4,047)	—	1,723
Woori SB Eleventh Asset Securitization Specialty	5,176	7,554	258	—	—	(568)	(2,699)	—	4,545
Woori SB Twelfth Asset Securitization Specialty	5,477	9,220	1,183	—	—	(2,989)	(2,398)	—	5,016
Woori BC Pegasus Asset Securitization Specialty	2,908	—	(1,828)	—	—	—	—	1,828	—
Woori Stream Third Asset Securitization Specialty	2,664	2,400	(45)	—	—	—	(1,001)	—	1,354
Woori Stream Fourth Asset Securitization Specialty	3,650	3,698	219	—	—	—	(3,201)	—	716
Woori HB First Asset Securitization Specialty	186	852	1,138	—	—	(1,623)	—	—	367
Woori Piastone Bridge Asset Securitization Specialty	2,717	2,414	2,728	—	—	(1,544)	—	—	3,598
Woori EA First Asset Securitization Specialty	400	335	(1,951)	—	—	—	—	1,616	—
Woori EA Second Asset Securitization Specialty	400	—	500	400	—	—	(1)	—	899
Woori EA Sixth Asset Securitization Specialty	400	—	(523)	400	—	—	(1)	124	—
Woori EA Seventh Asset Securitization Specialty	1,611	—	356	1,611	—	—	(1)	—	1,966
Woori EA Ninth Asset Securitization Specialty	400	—	(15)	400	—	—	(1)	—	384
CW Two Partners Co., Ltd.	605	—	(469)	605	—	—	(2)	—	134
Woori F&I Fifteenth Asset Securitization Specialty	1	—	565	10	—	—	(9)	—	566
KAMCO Fifth Asset Securitization Specialty	8,736	—	2,030	8,736	—	—	(2)	—	10,764
KAMCO Sixth Asset Securitization Specialty	5,314	—	1,268	5,314	—	—	(16)	—	6,566
KAMCO Seventh Asset Securitization Specialty	1,285	—	(71)	1,285	—	—	(4)	—	1,210

	For the year ended December 31, 2010
	Acquisition cost	January 1, 2010	Share of profits (losses)	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2010
Woori Tomato Second Asset Securitization Specialty	1	—	(1,332)	1	—	—	—	1,331	—
Woori Fine First Asset Securitization Specialty	15,697	—	(40)	15,697	—	—	(10)	—	15,647
Woori SB Sixth Asset Securitization Specialty	5,477	1,441	3	—	(1,441)	—	22	(25)	—
Woori SB Seventh Asset Securitization Specialty	3,585	2,417	5	—	(2,417)	—	12	(17)	—
Woori Tomato First Asset Securitization Specialty	1	1,353	1,772	—	(1,727)	(1,725)	—	327	—
Woori Marine Third Asset Securitization Specialty	5,952	1,370	(3)	—	—	—	(1,358)	(9)	—
Woori Stream Second Asset Securitization Specialty	2,554	803	117	—	(207)	—	(585)	(128)	—
Woori HB Second Asset Securitization Specialty	444	292	574	—	(437)	—	1	(430)	—
Woori F&I Ninth Asset Securitization Specialty	1,713	—	1,241	—	—	(1,653)	—	412	—
Woori F&I Twelfth Asset Securitization Specialty	9,053	33	2,727	—	—	—	—	(2,760)	—
Woori F&I Fourteenth Asset Securitization Specialty	1,508	—	(1,279)	—	—	—	—	1,279	—
Hiking-Woori Capital	230	—	(57)	213	—	—	53	—	209
Woori-Consus Capital	203	—	(2,262)	—	—	—	90	2,172	—
Chungdo Woori Century Security Corp.	8,187	—	21	8,187	—	—	436	—	8,644
Phoenix Digital Tech Co., Ltd.	10,459	10,458	(1,729)	—	—	—	—	104	8,833
Woori Renaissance Holdings	63,000	58,542	(3,500)	—	—	—	110	763	55,915
Bonghwang Semiconductor Yuhan Gongsa	11,905	27,770	115	—	—	—	—	(15,707)	12,178
Sempio Foods Company(*2)	26,578	36,053	1,350	—	—	(333)	693	4	37,767
Seoul Lakeside Co., Ltd.	270,000	203,553	(11,241)	—	—	—	—	(665)	191,647

Total	694,523	655,721	29,926	191,913	(6,634)	(76,218)	(40,077)	(9,787)	744,844

	For the year ended December 31, 2011
	Acquisition cost	January 1, 2011	Share of profits (losses)	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2011
Woori Aviva Life Insurance Co., Ltd.	110,098	104,158	2,744	—	—	—	3,857	4,099	114,858
Woori Blackstone Korea Opportunity First	156,600	50	5,681	153,900	—	—	—	—	159,631
Korea Credit Bureau	4,500	3,454	458	—	—	—	—	—	3,912
BC Card Co., Ltd.	11,668	147,564	—	—	(91,919)	—	(24,788)	(30,857)	—
Korea Finance Security Co., Ltd.	758	3,436	87	—	—	(55)	—	—	3,468
Woori Service Networks Co., Ltd.	24	104	6	—	—	(12)	—	—	98
Kumho Tire Co., Inc.(*1)	113,204	113,204	(12,952)	—	—	—	(3,560)	14,665	111,357
United PF 1st Corporate financial stability	148,000	—	1,099	148,000	—	—	—	—	149,099
Woori SB Fifth Asset Securitization Specialty	3,773	1,008	(27)	—	—	—	—	—	981

	For the year ended December 31, 2011
	Acquisition cost	January 1, 2011	Share of profits (losses)	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2011
Woori SB Eighth Asset Securitization Specialty	2,787	1,218	76	—	(1,294)	—	—	—	—
Woori SB Ninth Asset Securitization Specialty	1,907	1,723	13	—	(161)	—	(1,575)	—	—
Woori SB Eleventh Asset Securitization Specialty	5,176	4,545	(89)	—	—	(495)	(3,150)	—	811
Woori SB Twelfth Asset Securitization Specialty	5,477	5,016	47	—	—	(709)	(400)	—	3,954
Woori BC Pegasus Asset Securitization Specialty(*2)	2,908	—	(2,462)	—	—	—	—	2,462	—
Woori Stream Third Asset Securitization Specialty	2,664	1,354	195	—	—	—	(600)	—	949
Woori Stream Fourth Asset Securitization Specialty	3,650	716	(11)	—	—	—	(200)	—	505
Woori HB First Asset Securitization Specialty	186	367	1,288	—	—	(716)	—	—	939
Woori Piastone Bridge Asset Securitization Specialty	2,717	3,598	290	—	—	(1,152)	(1,600)	—	1,136
Woori EA First Asset Securitization Specialty(*2)	400	—	(840)	—	—	(355)	—	1,195	—
Woori EA Second Asset Securitization Specialty(*2)	400	899	20	—	—	(1,205)	—	286	—
Woori EA Sixth Asset Securitization Specialty(*2)	400	—	(53)	—	—	(110)	—	163	—
Woori EA Seventh Asset Securitization Specialty	1,611	1,966	532	—	—	(271)	—	—	2,227
Woori EA Ninth Asset Securitization Specialty	400	384	4,226	—	—	(950)	—	—	3,660
Woori EA Eleventh Asset Securitization Specialty	9,905	—	1,000	9,905	—	—	(4)	—	10,901
CW Two Partners Co., Ltd.	605	134	(128)	—	—	—	—	—	6
Woori F&I Fifteenth Asset Securitization Specialty	1	566	3,110	—	—	(4,281)	—	605	—
KAMCO Fifth Asset Securitization Specialty	8,736	10,764	(960)	—	—	—	—	3,854	13,658
KAMCO Sixth Asset Securitization Specialty	5,314	6,566	1,741	—	—	(1,124)	—	—	7,183
KAMCO Seventh Asset Securitization Specialty	1,285	1,210	352	—	—	(473)	—	—	1,089
Woori Tomato Second Asset Securitization Specialty	1	—	3,201	—	—	(1,912)	—	(1,289)	—
Woori Fine First Asset Securitization Specialty	15,697	15,647	2,394	—	—	(556)	—	—	17,485
Hiking-Woori Capital	230	209	(8)	—	(189)	—	(12)	—	—
Woori-Consus Capital	203	—	(371)	—	—	—	(63)	434	—
Chungdo Woori Century Security Corp.	8,187	8,644	256	—	—	—	518	—	9,418
Phoenix Digital Tech Co., Ltd.	10,459	8,833	(14,236)	—	—	—	5,403	—	—
Woori Renaissance Holdings	63,000	55,915	(23,399)	—	—	—	—	—	32,516
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,178	105	—	—	—	(282)	—	12,001
Sempio Foods Company	26,578	37,767	17,248	—	—	(333)	(428)	6	54,260
Seoul Lakeside Co., Ltd.	270,000	191,647	26,067	—	—	(5,700)	—	117	212,131

	1,011,414	744,844	16,700	311,805	(93,563)	(20,409)	(26,884)	(4,260)	928,233

	For the year ended December 31, 2012
	Acquisition cost	January 1, 2012	Share of profits (losses)	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2012
Woori Aviva Life Insurance Co., Ltd.	110,098	114,858	460	—	—	—	10,195	(3,107)	122,406
Woori Blackstone Korea Opportunity First	187,542	159,631	20,266	32,345	(1,403)	(3,803)	—	—	207,036
Korea Credit Bureau	4,500	3,912	283	—	—	—	(264)	—	3,931
Korea Finance Security Co., Ltd.	758	3,468	831	—	—	(55)	—	—	4,244
Woori Service Networks Co., Ltd.	24	98	38	—	—	(7)	—	—	129
Kumho Tire Co., Inc.(*1)	113,204	111,357	16,647	—	—	—	3,323	24,701	156,028
United PF 1st Corporate financial stability	191,617	149,099	8,815	43,617	—	—	—	(167)	201,364
Poonglim Industrial Co., Ltd.	14,476	—	—	14,476	—	—	—	—	14,476
Chin Hung International Inc.(*1)	60,275	—	(4,103)	60,275	—	—	51	—	56,223
Woori SB Fifth Asset Securitization Specialty	—	981	31	—	(1,012)	—	—	—	—
Woori SB Eleventh Asset Securitization Specialty	2,026	811	(24)	—	—	—	—	—	787
Woori SB Twelfth Asset Securitization Specialty	3,077	3,954	76	—	—	—	(2,000)	—	2,030
Woori BC Pegasus Asset Securitization Specialty(*2)	2,908	—	(121)	—	—	—	—	121	—
Woori Stream Third Asset Securitization Specialty	—	949	29	—	(978)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,250	505	282	—	—	—	—	—	787
Woori HB First Asset Securitization Specialty	—	939	—	—	(186)	(753)	—	—	—
Woori Piastone Bridge Asset Securitization Specialty(*2)	40	1,136	203	—	—	(468)	(1,077)	205	(1)
Woori EA First Asset Securitization Specialty(*2)	400	—	335	—	—	(57)	—	(278)	—
Woori EA Second Asset Securitization Specialty(*2)	400	—	(177)	—	—	—	—	177	—
Woori EA Sixth Asset Securitization Specialty(*2)	400	—	248	—	—	(245)	—	(3)	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,227	624	—	—	(527)	—	—	2,324
Woori EA Ninth Asset Securitization Specialty	400	3,660	748	—	—	(3,025)	—	—	1,383
Woori EA Eleventh Asset Securitization Specialty	9,905	10,901	4,655	—	—	(1,386)	—	—	14,170
Woori EA Sixteenth Asset Securitization Specialty	5,400	—	(498)	5,400	—	—	—	—	4,902
Woori EA Seventeenth Asset Securitization Specialty	4,950	—	(367)	4,950	—	—	—	—	4,583
CW Two Partners Co., Ltd.	—	6	(1)	—	(5)	—	—	—	—
WR Loan Inc.	5	—	26	—	—	—	—	5	31
KAMCO Fifth Asset Securitization Specialty	8,736	13,658	2,921	—	—	—	—	—	16,579
KAMCO Sixth Asset Securitization Specialty	5,314	7,183	1,432	—	—	(2,116)	—	—	6,499

	For the year ended December 31, 2012
	Acquisition cost	January 1, 2012	Share of profits (losses)	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2012
KAMCO Seventh Asset Securitization Specialty	390	1,089	9	—	—	—	(900)	—	198
Woori Fine First Asset Securitization Specialty	13,447	17,485	1,232	—	—	(1,917)	(5,400)	—	11,400
Woori Fine Second Asset Securitization Specialty	5,040	—	66	5,040	—	—	—	—	5,106
Woori HB Third Asset Securitization Specialty	234	—	(1)	234	—	—	—	—	233
Woori EA Nineteenth Asset Securitization Specialty	400	—	6	400	—	—	—	—	406
Woori KA First Asset Securitization Specialty	4,500	—	—	4,500	—	—	—	—	4,500
Chungdo Woori Century Security Corp.	8,187	9,418	320	—	—	—	(539)	—	9,199
Phoenix Digital Tech Co., Ltd.	10,997	—	2,319	1,872	—	—	(2,731)	400	1,860
Woori Renaissance Holdings	63,000	32,516	5,681	—	—	—	603	—	38,800
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,001	(57)	—	(12,053)	—	109	—	—
Sempio Foods Company	6,810	54,260	—	—	(45,167)	(366)	(804)	(7,923)	—
Seoul Lakeside Co., Ltd.	198,450	212,131	5,433	—	(71,247)	—	—	—	146,317

	1,052,676	928,233	68,667	173,109	(132,051)	(14,725)	566	14,131	1,037,930

(*1)	The market value of Woori Bank’s ownership interest in Kumho Tire Co. Inc. was 234 billion Won and 293 billion Won as of December 31, 2011 and 2012, respectively. The market value of Woori Bank’s ownership interest in Chin Hung International Inc. was 81 billion Won as of December 31, 2012.
(*2)	Valuation of the investments in these associates was discontinued since these associates have accumulated deficits in equity. The amount of accumulated deficits was deducted from loans granted to these respective associates.

(3)	Financial information of significant investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	3,162,593	3,007,653	11,829	7,460
Woori Blackstone Korea Opportunity First	358,946	750	17,971	12,608
Korea Credit Bureau	51,484	9,650	41,409	6,380
Korea Finance Security Co., Ltd.	24,446	1,812	42,790	1,069
Woori Service Networks Co., Ltd.	3,541	1,552	11,492	697
Kumho Tire Co., Inc.	4,634,196	4,112,068	3,946,765	(39,354)
United PF 1st Corporate Financial Stability	836,104	30,162	48,117	5,942
Woori SB Fifth Asset Securitization Specialty	3,616	347	11	(89)
Woori SB Eleventh Asset Securitization Specialty	1,824	20	126	(198)
Woori SB Twelfth Asset Securitization Specialty	9,902	18	231	117
Woori BC Pegasus Asset Securitization Specialty	25,050	39,534	119	(8,208)
Woori Stream Third Asset Securitization Specialty	2,399	24	675	488
Woori Stream Fourth Asset Securitization Specialty	1,519	258	86	(27)

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income
Woori HB First Asset Securitization Specialty	2,351	5	3,478	3,220
Woori Piastone Bridge Asset Securitization Specialty	3,984	1,142	1,000	725
Woori EA First Asset Securitization Specialty	80,666	87,692	6,048	(3,934)
Woori EA Second Asset Securitization Specialty	13,029	13,745	3,337	50
Woori EA Sixth Asset Securitization Specialty	42,287	43,004	15,068	(133)
Woori EA Seventh Asset Securitization Specialty	10,119	5,170	5,114	1,182
Woori EA Ninth Asset Securitization Specialty	39,541	30,391	22,338	10,564
Woori EA Eleventh Asset Securitization Specialty	125,608	101,386	16,154	2,222
CW Two Partners Co., Ltd.	190	177	488	(255)
KAMCO Fifth Asset Securitization Specialty	66,794	38,913	1,489	(6,274)
KAMCO Sixth Asset Securitization Specialty	20,240	4,268	7,027	3,869
KAMCO Seventh Asset Securitization Specialty	2,437	7	1,186	781
Woori Fine First Asset Securitization Specialty	40,120	1,257	6,808	5,319
Chungdo Woori Century Security Corp.	20,843	1,822	2,796	516
Phoenix Digital Tech Co., Ltd.	51,016	55,852	(700)	(13,823)
Woori Renaissance Holdings	99,240	33,842	(38,772)	(41,338)
Bonghwang Semiconductor Yuhan Gongsa	531,387	320,920	700	842
Sempio Foods Company	238,938	74,573	173,443	28,915
Seoul Lakeside Co., Ltd.	231,361	111,558	48,170	7,859

	December 31, 2012
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	3,921,940	3,743,642	1,766,857	3,589
Woori Blackstone Korea Opportunity First	463,839	1,687	51,321	44,918
Korea Credit Bureau	55,944	13,834	47,660	5,019
Korea Finance Security Co., Ltd.	29,363	1,666	42,196	5,703
Woori Service Networks Co., Ltd.	4,383	1,774	12,874	1,140
Kumho Tire Co., Inc.	4,782,299	3,893,931	4,047,691	120,584
United PF 1st Corporate Financial Stability	1,153,268	17,685	98,873	48,241
Chin Hung International Inc.	581,766	456,016	480,238	(62,617)
Woori SB Eleventh Asset Securitization Specialty	1,759	9	26	(54)
Woori SB Twelfth Asset Securitization Specialty	5,084	10	452	190
Woori BC Pegasus Asset Securitization Specialty	26,623	41,511	100	(404)
Woori Stream Fourth Asset Securitization Specialty	1,975	7	807	707
Woori EA First Asset Securitization Specialty	81,369	87,703	—	836
Woori EA Second Asset Securitization Specialty	8,029	9,188	8,941	(443)
Woori EA Sixth Asset Securitization Specialty	16,438	17,148	7,216	619
Woori EA Seventh Asset Securitization Specialty	5,521	356	12,427	1,386
Woori EA Ninth Asset Securitization Specialty	19,501	16,045	109	1,869
Woori EA Eleventh Asset Securitization Specialty	53,206	21,719	—	10,345
Woori EA Sixteenth Asset Securitization Specialty	111,892	95,555	8,192	(1,659)
Woori EA Seventeenth Asset Securitization Specialty	89,706	79,521	3,959	(809)
WR Loan Inc.	955	893	65	52
KAMCO Fifth Asset Securitization Specialty	75,984	42,122	1,264	5,981
KAMCO Sixth Asset Securitization Specialty	14,567	116	5,323	3,181
KAMCO Seventh Asset Securitization Specialty	453	3	18,705	19
Woori Fine First Asset Securitization Specialty	34,610	9,265	2,600	2,742
Woori Fine Second Asset Securitization Specialty	96,975	85,627	4,441	150

	December 31, 2012
	Assets	Liabilities	Operating revenue	Net income
Woori HB Third Asset Securitization Specialty	5,859	5,277	785	(3)
Woori EA Nineteenth Asset Securitization Specialty	89,710	88,694	—	21
Woori KA First Asset Securitization Specialty	93,619	83,622	136	—
Chungdo Woori Century Security Corp.	22,098	3,520	3,304	646
Phoenix Digital Tech Co., Ltd.	24,435	21,388	18,497	7,328
Woori Renaissance Holdings	110,228	33,827	8,745	11,001
Seoul Lakeside Co., Ltd.	586,171	129,256	50,408	11,441

(4)	Excluded entity from associates although it’s percentage of ownership is higher than 20% as of December 31, 2012, is as follows (Unit: Korean Won in millions):

	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd.(*)	24,187,282,362	34.6%

(*)	The Group invests in the investee as a limited partner and has no participations in operational or financial decision making process and therefore no significant influence over the investee.

13. Investment Properties

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Acquisition cost	514,819	512,528
Accumulated depreciation	(15,820)	(20,843)

Net carrying value	498,999	491,685

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Beginning balance	746,126	643,271	498,999
Acquisition	—	1,356	657
Capital expenditure	—	—	2,067
Disposition	(985)	(144,097)	—
Depreciation	(9,576)	(6,462)	(5,286)
Impairment loss (reversal)	(3,911)	(2,212)	79
Transfer	(38,193)	(6,464)	(4,766)
Foreign currencies translation adjustments	(25)	11	(65)
Others	(50,165)	13,596	—

Ending balance	643,271	498,999	491,685

(3)	Fair value of investment properties is 554,722 million Won and 551,706 million Won as of December 31, 2011 and 2012, respectively.

(4)	Rental fees earned from investment properties are 13,508 million Won and 10,456 million Won as of December 31, 2011 and 2012, respectively.

14. Premises and Equipment

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,828,009	990,772	1,392,065	331,517	4,433	20	4,546,816
Accumulated depreciation	—	(60,434)	(1,075,775)	(276,122)	—	(13)	(1,412,344)

Net carrying value	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472

	December 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,827,026	1,036,763	1,381,036	365,069	4,376	20	4,614,290
Accumulated depreciation	—	(91,660)	(1,040,732)	(296,340)	—	(15)	(1,428,747)

Net carrying value	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2010
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,794,266	927,365	292,738	59,360	21,293	7	3,095,029
Acquisition	38,234	36,890	117,534	21,141	5,840	—	219,639
Disposition (transfer)	(37,341)	(14,409)	(7,432)	(724)	(24,729)	—	(84,635)
Depreciation	—	(27,695)	(110,280)	(30,339)	—	—	(168,314)
Impairment loss	(113)	(289)	—	(323)	—	—	(725)
Classified from assets held for sale	586	1,688	—	—	—	—	2,274
Foreign currencies translation adjustment	(28)	2	(259)	(1,138)	—	—	(1,423)
Others	19,466	7,867	6,385	1,815	—	—	35,533

Ending balance	1,815,070	931,419	298,686	49,792	2,404	7	3,097,378

	For the year ended December 31, 2011
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,815,070	931,419	298,686	49,792	2,404	7	3,097,378
Acquisition	7,261	33,575	159,367	30,224	20,958	—	251,385
Disposition or transfer	(21,491)	(6,284)	(5,861)	(791)	(18,929)	—	(53,356)
Depreciation	—	(29,141)	(119,017)	(23,813)	—	—	(171,971)
Impairment loss	—	(59)	—	—	—	—	(59)
Classified to assets held for sale	(1,482)	(1,123)	—	—	—	—	(2,605)
Foreign currencies translation adjustment	15	(81)	336	178	—	—	448
Others	28,636	2,032	(17,221)	(195)	—	—	13,252

Ending balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472

	For the year ended December 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472
Acquisition	5,090	40,629	148,636	40,921	17,194	—	252,470
Disposition or transfer	(7,240)	(4,340)	(3,402)	(1,587)	(17,194)	—	(33,763)
Depreciation	—	(31,669)	(130,194)	(27,692)	—	(2)	(189,557)
Classified to assets held for sale	(937)	290	—	—	—	—	(647)
Foreign currencies translation adjustment	(95)	(244)	(945)	(462)	(57)	—	(1,803)
Others	2,199	10,099	9,919	2,154	—	—	24,371

Ending balance	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543

15. Intangible Assets and Goodwill

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	151,138	14,310	124,917	350	183,492	389,527	70,549	934,283
Accumulated depreciation	—	(3,763)	(87,198)	(185)	(117,911)	(231,864)	—	(440,921)
Accumulated impairment losses	(42,725)	—	—	—	—	(2,106)	(640)	(45,471)

Net carrying value	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891

	December 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	175,529	14,694	147,934	408	218,176	401,983	69,088	1,027,812
Accumulated depreciation	—	(5,065)	(102,694)	(224)	(140,807)	(288,076)	—	(536,866)
Accumulated impairment losses	(43,750)	(5,308)	—	—	—	—	(8,481)	(57,539)

Net carrying value	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2010
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	78,065	1,289	28,960	103	68,575	83,502	54,693	315,187
Acquisition	—	—	10,105	80	19,800	16,806	13,127	59,918
Disposition	—	—	(622)	—	(1,899)	(3,193)	(1,328)	(7,042)
Amortization	—	(340)	(9,813)	(25)	(18,828)	(45,519)	—	(74,525)
Impairment loss	—	—	—	—	—	—	(202)	(202)
Foreign currencies translation adjustment	(5)	(27)	38	—	11	(54)	1,494	1,457
Others	—	—	35	(8)	2,092	(2,248)	472	343

Ending balance	78,060	922	28,703	150	69,751	49,294	68,256	295,136

	For the year ended December 31, 2011
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	78,060	922	28,703	150	69,751	49,294	68,256	295,136
Acquisition	39,284	10,915	21,507	49	19,342	164,999	5,881	261,977
Disposition	—	—	—	—	(18)	(865)	(2,607)	(3,490)
Amortization	—	(1,288)	(12,111)	(34)	(22,991)	(56,215)	—	(92,639)
Impairment loss	(8,925)	—	—	—	—	(2,107)	(1,507)	(12,539)
Foreign currencies translation adjustment	(6)	(2)	(2)	—	2	33	(114)	(89)
Others	—	—	(378)	—	(505)	418	—	(465)

Ending balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891

	For the year ended December 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891
Acquisition	20,874	626	21,936	58	35,331	11,433	3,840	94,098
Disposition	—	—	(1)	—	—	(66)	(2,999)	(3,066)
Amortization	—	(1,518)	(14,403)	(39)	(23,541)	(55,872)	—	(95,373)
Impairment loss	(1,025)	(5,308)	—	—	—	—	(8,349)	(14,682)
Foreign currencies translation adjustment	—	(26)	(2)	—	(2)	(229)	(187)	(446)
Others	3,517	—	(9)	—	—	3,084	(1,607)	4,985

Ending balance	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407

(3)	Goodwill is as follows (Unit: Korean Won in millions):

	Woori Financial Co., Ltd	Kumho Investment bank	Woori FG Savings Bank (Note 46)	Others	Total
January 1, 2010	62,958	8,722	—	6,385	78,065

Foreign exchange translation adjustment	—	—	—	(5)	(5)

December 31, 2010	62,958	8,722	—	6,380	78,060

Acquisition	—	—	39,284	—	39,284
Goodwill impaired	—	(8,722)	—	(203)	(8,925)
Foreign exchange translation adjustment	—	—	—	(6)	(6)

December 31, 2011	62,958	—	39,284	6,171	108,413

Acquisition	—	—	20,873	—	20,873
Impairment loss	—	—	—	(1,024)	(1,024)
Others	—	—	3,517	—	3,517

December 31, 2012	62,958	—	63,674	5,147	131,779

A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired.

Main assumptions used in the impairment test of the goodwill are as follows:

Goodwill is allocated to reporting units and tested for impairment. The Group determined its reporting units to be allocated to the Group’s CGU. The Group determined its CGUs to be the same level or one level below as its operating segments. This determination was based on how the Group’s operating segments are managed and how they reflect the manner in which the Group’s CODM assesses the Group’s performance and allocate resources.

For the impairment tests, the value in use of CGUs was calculated using a discounted cash flow analysis, a form of the income approach, using each CGU’s internal five year forecast and a terminal value calculated using a growth rate reflecting the nominal growth rate of the economy as whole and appropriate discount rates for the respective CGUs. The Group’s discounted cash flow analysis required management to make judgments regarding future revenue growth, credit losses and funding rates. In addition, the Group used the discount rates to reflect the risk and uncertainty related to the current business environment of each subsidiary.

To assess the reasonableness of the valuations derived from the discounted cash flow models, the Group also analyzed market-based trading and transaction multiples, where available. These trading and transaction comparables are used to assess the reasonableness of the estimated fair values, as observable market information is generally not available.

	Woori Financial Co., Ltd	Woori FG Savings Bank	Others
Basis of valuation	DCF Model	DCF Model	DCF Model
Period of the projections of cash flows(*1)	5 years	5 years	5 years
Growth rate	2%	3%	0%
Discount rate(*2)	11.86%	11.95%	20%

(*1)	The cash flow projections are prepared using internal budget and growth plans of the management, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.
(*2)	The discount rate is calculated based on the capital asset pricing model (CAPM).

16. Assets Held for Sale

Assets held for sale are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Investment properties	53,985	82,109
Premises and equipment	2,258	1,238

Total	56,243	83,347

17. Assets Subjected to Lien and Assets Acquired through Foreclosures

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2011
		Collateral given to	Amount	Reason for collateral
Due from banks		Credit-agricole Bank and others	161,855	Security on borrowings and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	9,470,575	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bond	Nomura Securities Co., Ltd. and others	291,674	Related to bonds sold under repurchase agreements(*)
	Financial institutions debt securities and others	Bank of communications and others	654,109	Foreign currencies Long-term borrowings and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	946,684	Related to bonds sold under repurchase agreements(*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	6,608,480	Limitation on total loan exposure and others
Loans		Shinhan Bank Co., Ltd. and others	511,366	Collateral for borrowings
Land and building		Shinhan Card Co., Ltd. and others	93,220	Leasehold rights and others

		Total	18,737,963

		December 31, 2012
		Collateral given to	Amount	Reason for collateral
Due from banks		Samsung Securities Co., Ltd. and others	5,989	Deposits for futures margin and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	9,878,857	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	423,536	Related to bonds sold under repurchase agreements(*)
	Financial institutions debt securities and others	Bank of communications and others	1,528,889	Foreign currencies Long-term borrowings and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	1,041,159	Related to bonds sold under repurchase agreements(*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	5,492,249	Limitation on total loan exposure and others
Loans		Postal Savings Bank of China and others	87,569	Collateral for borrowings
Land and building		Shinhan Card Co., Ltd. and others	92,747	Leasehold rights and others

		Total	18,550,995

(*)	A transferee has the right to sell and pledge the collateral without constraints.

(2)	As of December 31, 2011 and 2012, asset acquired through a foreclosure is the building, whose carrying amounts are 555 million Won and 588 million Won, respectively.

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		December 31, 2011	December 31, 2012	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies bonds	49,917	109,921	Korea Money Brokerage Corp. and others
	Korean treasury and government agencies securities	—	28,646	Korea Securities Depository and others
AFS financial assets	Korean treasury and government agencies bonds	90,209	20,413	Korea Securities Depository and others
HTM financial assets	Korean corporates bonds	10,877	10,988	The Korea Securities Finance Corporation

	Total	151,003	169,968

(4)	Collaterals held with right to sell and pledge without constraints

Fair value of the collaterals held can be disposed and re-subjected to lien regardless of defaults as of December 31, 2011 and 2012 are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Fair value of collateral	Fair value of the collaterals held were disposed and re-subjected to lien
Securities	735,101	111,247

	December 31, 2012
	Fair value of collateral	Fair value of the collaterals held were disposed and re-subjected to lien
Securities	4,312,075	120,287

18. Other Assets

Other assets are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Prepaid expenses	249,702	224,441
Advance payments	16,513	67,854
Leased assets	3,403	146
Non-operative assets	555	588
Others	106,886	121,670

Total	377,059	414,699

19. Financial Liabilities at FVTPL

Financial liabilities at FVTPL consist of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Deposits due to Customers:
Gold banking liabilities	—	5,583
Borrowings:
Warrants in short position	10,309	5,327
Securities in short position	626,879	789,090

Sub-total	637,188	794,417

Derivative liabilities:
Interest rate derivatives	1,670,845	1,894,530
Currency derivatives	1,689,844	1,401,426
Equity derivatives	516,834	409,535
Credit derivatives	21,559	16,639
Commodity derivatives	25,862	15,186

Sub-total	3,924,944	3,737,316

Total	4,562,132	4,537,316

(2)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Borrowings:
Equity linked securities in short position	4,634,724	6,067,539
Equity linked securities index in short position	102,483	65,456

Sub-total	4,737,207	6,132,995

Debentures:
Debentures in local currency	226,432	227,920
Debentures in foreign currencies	95,775	87,534

Sub-total	322,207	315,454

Total	5,059,414	6,448,449

(3)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2010	December 31, 2011	December 31, 2012
Financial liabilities designated at FVTPL subject to credit risk adjustments	4,331,508	5,059,414	6,448,449
Credit risk adjustments	8,713	31,735	(29,555)
Accumulated changes in credit risk adjustments	3,147	34,882	5,327

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit rating.

(4)	Financial liabilities at FVTPL’s carrying value and face amounts at maturity are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Carrying value	5,059,414	6,448,449
Nominal value at maturity	5,346,184	6,227,993

	(286,770)	220,456

20. Deposits due to Customers

(1)	Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Deposits in local currency
Demand deposits	13,704,296	14,038,777
Time deposits	163,162,643	168,977,771
Mutual installments	104,402	80,106
Deposits on notes payables	3,135,424	3,446,887
Deposits on CMA	2,136,820	1,855,321
Certificate of deposits	1,850,221	1,907,353
Other deposits	1,235,462	1,204,510

Sub-total	185,329,268	191,510,725

Deposits in foreign currencies	10,638,470	11,430,372
Present value discount	(37,256)	(21,484)

Total	195,930,482	202,919,613

(2)	Deposits by customers are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Individual	66,285,132	69,428,159
Corporation	55,802,501	59,804,439
Banks	24,481,309	24,224,499
Government agencies	13,602,836	14,866,816
Other financial institutions	9,796,912	11,028,181
Government	9,931,364	6,686,367
Non-profit corporation	6,461,592	6,653,508
Educational organization	3,276,295	3,403,914
Foreign corporations	1,340,651	1,533,983
Others	4,989,146	5,311,231
Present value discount	(37,256)	(21,484)

Total	195,930,482	202,919,613

21. Borrowings and Debentures

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.5	1,089,170
Borrowings from government funds	Korea Environment Management Corporation	2.1	2,119,147
Others	Korea Finance Corporation and others	3.2	6,842,681

Sub-total			10,050,998

Borrowings in foreign currencies
Borrowings in foreign currencies	Wilshire State Bank and others	1.3	12,140,368
Offshore borrowings in foreign currencies	Korea Development Bank and others	1.0	5,767

Sub-total			12,146,135

Bills sold	Others	2.9	181,102
Call money	Banks	2.5	4,393,138
Bonds sold under repurchase agreements	Mirae Asset Management and others		7,898,553
Present value discount			(3,217)

Total			34,666,709

	December 31, 2012
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.3	957,978
Borrowings from government funds	Small & medium Business Corporation and others	1.8	2,045,373
Others	Seoul, Korea and others	3.2	7,580,355

Sub-total			10,583,706

Borrowings in foreign currencies
Borrowings in foreign currencies	CommerzBank AG and others	1.2	8,611,913
Offshore borrowings in foreign currencies	Korea Development Bank and others	1.2	5,356

Sub-total			8,617,269

Bills sold	Others	2.9	126,306
Call money	Banks	1.6	5,783,616
Bonds sold under repurchase agreements	Others		8,372,522
Present value discount			(4,734)

Total			33,478,685

(2)	Debentures are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2012
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	0.5 ~ 10.5	21,757,317	1.3 ~ 10.5	19,524,504
Subordinated bonds	4.5 ~ 10.3	7,316,553	3.4 ~ 10.3	8,332,491
Other bonds	—	244,892	—	152,208

Sub-total		29,318,762		28,009,203

Discounts on bond		(52,929)		(49,234)

Total		29,265,833		27,959,969

(3)	Borrowings from financial institutions are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Banks	Non-banks	Total
Borrowings in local currency	1,758,453	8,292,545	10,050,998
Borrowings in foreign currencies	6,694,915	5,451,220	12,146,135
Call money	1,276,638	3,116,500	4,393,138
Bonds sold under repurchase agreements	110,000	7,788,553	7,898,553

Total	9,840,006	24,648,818	34,488,824

	December 31, 2012
	Banks	Non-banks	Total
Borrowings in local currency	1,836,673	8,747,033	10,583,706
Borrowings in foreign currencies	5,010,277	3,606,992	8,617,269
Call money	923,516	4,860,100	5,783,616
Bonds sold under repurchase agreements	90,000	8,282,522	8,372,522

Total	7,860,466	25,496,647	33,357,113

Borrowings from the Bank of Korea are 1,089,170 million Won and 957,978 million Won as of December 31, 2011 and 2012, respectively.

22. Provisions

(1)	Provisions recognized are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Asset retirement obligation	20,662	22,024
Provisions for guarantee(*1)	464,687	421,520
Provisions for loan commitment	134,530	158,395
Provision for credit card points	1,387	7,181
Other provisions(*2)	271,042	254,538

Total	892,308	863,658

(*1)	Provisions for guarantee includes provisions for financial guarantee of 200,246 million Won and 105,842 million Won as of December 31, 2011 and 2012, respectively.
(*2)	Others provisions include provision for litigations.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2010
	Provisions for guarantee	Provisions for loan commitment	Provisions for credit card points	Other provisions	Total
Beginning balance	293,321	202,980	11,664	161,828	669,793
Provisions provided	207,059	4,240	22,601	93,224	327,124
Provisions used	(22,704)	(40)	(22,844)	20,819	(24,769)
Reversal of unused amount	(167,955)	(38,941)	—	(30,155)	(237,051)

Ending balance	309,721	168,239	11,421	245,716	735,097

	For the year ended December 31, 2011
	Provision for guarantee	Provision for unused commitment	Provision for credit card points	Other provision	Total
Beginning balance	309,721	168,239	11,421	245,716	735,097
Provisions provided	156,749	5,317	9,342	47,583	218,991
Provisions used	14,932	23	(19,360)	(14,099)	(18,504)
Reversal of unused amount	(16,715)	(39,049)	(16)	(8,158)	(63,938)

Ending balance	464,687	134,530	1,387	271,042	871,646

	For the year ended December 31, 2012
	Provision for guarantee	Provision for unused commitment	Provision for credit card points	Other provision	Total
Beginning balance	464,687	134,530	1,387	271,042	871,646
Provisions provided	46,572	27,316	27,157	54,211	155,256
Provisions used	(8,515)	(300)	(21,363)	(48,918)	(79,096)
Reversal of unused amount	(81,224)	(3,151)	—	(21,797)	(106,172)

Ending balance	421,520	158,395	7,181	254,538	841,634

(3)	Changes in details of asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Beginning balance	23,728	25,958	20,662
Provisions provided	1,706	2,335	5,121
Provisions used	(457)	(488)	(1,421)
Depreciation	1,010	449	515
Reversal of unused amount	(29)	(176)	(4,433)
Decrease in restoration costs	—	(7,416)	1,580

Ending balance	25,958	20,662	22,024

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

(1)	Retirement benefit obligation is as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Projected retirement benefit obligation	365,714	562,285
Fair value of plan assets	(246,010)	(395,989)

Liability recognized	119,704	166,296

(2)	Changes in carrying value of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Beginning balance	336,651	227,729	365,714
Current service cost	123,426	126,281	136,628
Interest cost	10,364	11,604	16,534
Actuarial loss	1,228	21,756	67,290
Foreign currencies translation adjustments	3	103	2
Retirement benefit paid	(132,668)	(20,476)	(23,445)
Past service cost	—	—	232
Curtailment or settlement	(116,387)	(1,565)	(2,208)
Others	5,112	282	1,538

Ending balance	227,729	365,714	562,285

(3)	Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Beginning balance	213,640	157,780	246,010
Expected return plan assets	7,948	8,211	14,620
Actuarial loss	(1,127)	(2,037)	(1,227)
Employer’s contributions	78,440	89,125	152,090
Retirement benefit paid	(27,143)	(7,736)	(13,144)
Curtailment or settlement	(113,425)	(1,265)	(2,055)
Others	(553)	1,932	(305)

Ending balance	157,780	246,010	395,989

(4)	Plan assets consist of mainly deposits which accounts for 93.59% and 89.76% of plan asset as of December 31, 2011 and 2012 respectively. Among plan asset, realized return on plan assets are 6,821 million Won, 6,174 million Won and 13,393 million Won of plan asset for the years ended December 31, 2010, 2011 and 2012, respectively.

(5)	Current service cost, interest expense, expected return on plan assets, actuarial loss, past service cost and loss on curtailment or settlement recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Current service cost	123,426	126,281	136,628
Interest expense	10,364	11,604	16,534
Expected return on plan assets	(7,948)	(8,211)	(14,620)
Actuarial loss	2,355	23,793	68,517
Past service cost	—	—	232
Loss on the curtailment or settlement	(2,962)	(300)	(42)

Total	125,235	153,167	207,249

Defined Contribution retirement benefits are 627 million Won, 5,021 million Won and 5,075 million Won for the year ended December 31, 2010, 2011 and 2012.

(6)	Actuarial assumptions used in retirement benefit obligation assessment are as follows:

	December 31, 2010	December 31, 2011	December 31, 2012
Discount rate	5.65%	4.76%	3.82%
Inflation rate	3.20%	2.30%	2.35%
Expected rate of return on plan assets	4.24%	4.49%	4.49%
Future wage growth rate	5.74%	5.31%	5.66%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

24. Other Financial Liabilities and Other Liabilities

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Other financial liabilities:
Payables	7,431,428	14,059,734
Accrued expenses	3,374,174	3,329,154
Borrowings from trust accounts	2,485,088	3,671,561
Refundable lease deposits	184,886	187,534
Agency business revenue	211,227	454,595
Foreign exchange payables	696,505	877,448
Domestic exchange payables	3,109,576	313,426
Miscellaneous liabilities	1,590,825	2,586,375

Sub-total	19,083,709	25,479,827

Other liabilities:
Deferred Income	264,121	202,401
Other miscellaneous liabilities	305,662	305,267

Sub-total	569,783	507,668

Total	19,653,492	25,987,495

25. Derivatives

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Nominal amount	Assets				Liabilities
		Fair value hedge	Cash flow hedge	Foreign hedge	For trading	Fair value hedge	Cash flow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	176,582,515	326,005	—	—	1,516,621	348	23,978	—	1,639,921
Interest rate futures	298,253	—	—	—	—	—	—	—	—
Long interest rate options	2,445,000	—	—	—	36,254	—	—	—	—
Short interest rate options	2,771,136	—	—	—	—	—	—	—	30,924
Currency:
Currency forwards	40,801,384	—	—	835	836,348	—	—	9,167	347,213
Currency swaps	27,763,127	—	—	—	973,215	—	—	—	1,315,693
Currency futures	1,086,199	—	—	—	—	—	—	—	—
Long currency option	1,957,680	—	—	—	396,268	—	—	—	—
Short currency option	1,890,912	—	—	—	—	—	—	—	26,938
Stock Index:
Stock index futures	18,946	—	—	—	—	—	—	—	—
Long index stock	740,808	—	—	—	59,092	—	—	—	—
Short index stock	1,281,750	—	—	—	—	—	—	—	262,981
Stock index swaps	2,396,314	—	—	—	36,441	—	—	—	253,853
Others:
Long option	234,408	—	—	—	17,771	—	—	—	—
Short option	239,000	—	—	—	—	—	—	—	11,911
Other forwards	10,516	—	—	—	239	—	—	—	253
Other swaps	157,937	—	—	—	27,648	—	—	—	35,148
Other futures	299	—	—	—	—	—	—	—	109

Total	260,676,184	326,005	—	835	3,899,897	348	23,978	9,167	3,924,944

	December 31, 2012
		Assets				Liabilities
	Nominal Amount	Fair value hedge	Cash flow hedge	Foreign hedge	For trading	Fair value hedge	Cash flow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	148,281,601	267,470	—	—	1,794,918	6,158	22,196	—	1,873,295
Interest rate futures	226,263	—	—	—	—	—	—	—	—
Long interest rate options	1,755,000	—	—	—	25,710	—	—	—	—
Short interest rate options	1,532,297	—	—	—	—	—	—	—	21,235
Currency:
Currency forwards	47,790,350	32	—	13,567	535,790	—	—	306	518,226
Currency swaps	21,319,195	—	—	—	856,997	—	—	—	863,105
Currency futures	1,691,244	—	—	—	—	—	—	—	—
Long currency option	1,146,439	—	—	—	171,884	—	—	—	—
Short currency option	1,144,362	—	—	—	—	—	—	—	20,095
Stock Index:
Stock index futures	34,593	—	—	—	—	—	—	—	—
Long index stock	675,016	—	—	—	128,690	—	—	—	—
Short index stock	1,191,741	—	—	—	—	9,340	—	—	317,822
Stock index swaps	—	—	—	—	180,391	—	—	—	91,713
Others:
Long option	164,638	—	—	—	3,815	—	—	—	—
Short option	180,594	—	—	—	—	—	—	—	2,074
Other forwards	14,896	—	—	—	139	—	—	—	285
Other swaps	56,387	—	—	—	40,714	—	—	—	28,987
Other futures	—	—	—	—	1,265	—	—	—	479

Total	226,969,616	267,502	—	13,567	3,740,313	15,498	22,196	306	3,737,316

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 19).

(2)	Gains or losses on valuation of derivatives applied hedge accounting are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Gains or losses from hedged items	(121,565)	(191,961)	4,846
Gains or losses from hedging instruments	76,923	173,252	(11,899)
Gains or losses from ineffective portion of hedges of a net investment in foreign operations	804	705	1,912

26. Day 1 Profit and Loss

Changes in details of deferred day 1 profits and losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Beginning balance	—	30,869	54,732
New transactions
Financial assets at FVTPL	(38,888)	2,618	(65,510)
Financial liabilities at FVTPL	75,802	54,687	114,917

Sub-total	37,414	57,305	49,407

Amounts Recognized in profits and losses
Financial assets at FVTPL	4,717	7,797	11,012
Financial liabilities at FVTPL	(11,262)	(41,239)	(49,884)

Sub-total	(6,545)	(33,442)	(38,872)

Ending balance	30,869	54,732	65,267

Although no observable elements were available in market transaction to determine fair values of financial instruments, valuation techniques were utilized to measure fair values of such instruments. These financial instruments are recorded at their fair values at the time of purchase even though there were differences noted on the transaction price and fair value obtained from valuation techniques. The table above shows the differences yet to be recognized as profits and losses and the details.

27. Capital Stock and Capital Surplus

(1)	The number of authorized shares is as follows:

	December 31, 2011	December 31, 2012
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	806,015,340 shares	806,015,340 shares

(2)	Capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Capital in excess of par value	109,025	109,025
Other capital surplus	66,743	65,019

Total	175,768	174,044

28. Hybrid Securities

The bond-type hybrid securities classified as owners’ equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	December 31, 2011	December 31, 2012
The 1st bond-type hybrid securities	November 22, 2011	November 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	March 8, 2012	March 8, 2042	5.83	—	190,000
Issuance cost				(990)	(1,593)

Total				309,010	498,407

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Company to indefinitely extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate, etc. If the Company makes a resolution not to pay dividends on ordinary stock, and then, the Company is exonerated from interest payment on the hybrid securities.

29. Other Equity

(1)	Other equity consists of as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Other comprehensive income:
Gain (loss) of available-for-sale financial assets	647,482	311,794
Share of other comprehensive gain (loss) of jointly controlled entities and associates	4,940	12,128
Gain (loss) on overseas business translation	(2,772)	(84,577)
Gain (loss) on cash flow hedges	4,336	8,693

Sub-total	653,986	248,038

Treasury shares(*)	(14)	(14)
Other capital adjustments	(67,551)	(62,074)

Total	586,421	185,950

(*)	As of December 31, 2011 and 2012, the Group holds 1,999 shares (14 million Won) and 2,000 shares (14 million Won) of its treasury shares, respectively through acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities.

(2)	Changes in accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2010
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain (loss) of available-for-sale financial assets	1,257,695	257,794	(534,883)	70,613	1,051,219
Share of other comprehensive gain (loss) of jointly controlled entities and associates	46,081	(27,189)	—	6,078	24,970
Gain (loss) on overseas business translation	(378)	(15,995)	—	152	(16,221)
Gain (loss) on cash flow hedges	(5,112)	11,899	(3,994)	(1,606)	1,187

Total	1,298,286	226,509	(538,877)	75,237	1,061,155

	For the year ended December 31, 2011
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain (loss) of available-for-sale financial assets	1,051,219	100,201	(576,844)	72,906	647,482
Share of other comprehensive gain (loss) of jointly controlled entities and associates	24,970	(1,555)	(24,787)	6,312	4,940
Gain (loss) on overseas business translation	(16,221)	15,244	—	(1,795)	(2,772)
Gain (loss) on cash flow hedges	1,187	1,552	(749)	2,346	4,336

Total	1,061,155	115,442	(602,380)	79,769	653,986

	For the year ended December 31, 2012
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain (loss) of available-for-sale financial assets	647,482	87,938	(538,339)	114,713	311,794
Share of other comprehensive gain (loss) of jointly controlled entities and associates	4,940	10,094	—	(2,906)	12,128
Gain (loss) on overseas business translation	(2,772)	(107,113)	—	25,308	(84,577)
Gain (loss) on cash flow hedges	4,336	3,477	252	628	8,693

Total	653,986	(5,604)	(538,087)	137,743	248,038

30. Retained Earnings

(1)	Retained earnings are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Legal reserves	1,005,401	1,035,849
Voluntary reserves	8,256,000	8,528,008
Retained earnings carried forward	3,161,321	4,213,265

	12,422,722	13,777,122

Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than 10% of net income until reaching an amount equal to the Company’s capital.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Beginning balance	9,280,347	10,489,339	12,422,722
Net income	1,288,856	2,136,828	1,583,580
Dividends on common stock	(80,601)	(201,503)	(201,503)
Dividends on hybrid securities	—	(1,942)	(27,336)
Others	737	—	(341)

Ending balance	10,489,339	12,422,722	13,777,122

31. Planned Regulatory Reserve for Credit Loss

In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if the estimated allowance for credit loss determined in accordance with IAS 39 Financial instruments: Recognition and Measurement is lower than those in accordance with the RSFHC, the Group shall disclose the difference as the regulatory reserve for credit loss.

(1)	Regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Controlling interests	1,339,430	1,638,826
Non-controlling interests	12,336	45,519

	1,351,766	1,684,345

(2)	Reserve, net income attributable to shareholders and earning per share after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share):

	For the years ended December 31
	2010	2011	2012
Planned regulatory reserve for credit loss	(553,010)	(798,756)	(299,396)
Net income after the planned reserve provided	735,846	1,338,072	1,284,184

Earnings per share after the planned reserve provided(*)	913	1,658	1,559

(*)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the planned reserve provided.

32. Dividends

The Group determined and paid 201,503 million Won (250 Won per share) as the dividend for fiscal year 2011. The Group determines and is about to pay 201,503 million Won (250 Won per share) as the dividend for fiscal year 2012.

33. Net Interest Income

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Financial assets at FVTPL:
Debt securities
Korean treasury and government agencies	222,403	143,280	156,388
Financial institutions	154,922	160,856	171,697
Corporates	130,150	128,533	143,154
CP	80,447	111,114	112,469
Interest of other FVTPL financial assets	106,865	115,762	96,266

Sub-total	694,787	659,545	679,974

AFS financial assets:
Debt securities
Korean treasury and government agencies	140,849	158,953	148,403
Financial institutions	195,542	212,053	207,561
Corporates	72,906	95,408	169,636
Asset-backed securities	9,550	1,826	556
Foreign currency bonds	10,924	5,817	7,781
Beneficiary certificates	1,799	1,067	—
Interest of other AFS financial assets	4,695	4,644	9,075

Sub-total	436,265	479,768	543,012

HTM financial assets:
Debt securities
Korean treasury and government agencies	208,842	326,630	344,764
Financial institutions	416,257	261,841	160,377
Corporates	165,090	282,268	318,929
Others	—	709	—
Foreign currency bonds	10,568	8,306	3,466

Sub-total	800,757	879,754	827,536

Loans and receivables:
Interest on due from banks	116,059	169,268	269,426
Interest on loans	11,876,850	12,725,160	12,594,090
Interest of other receivables	132,509	131,351	105,944

Sub-total	12,125,418	13,025,779	12,969,460

Total	14,057,227	15,044,846	15,019,982

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Interest on deposits due to customers	4,976,121	5,298,071	5,429,956
Interest on borrowings	728,077	815,043	770,127
Interest on debentures	1,807,874	1,551,286	1,424,096
Other interest expense	117,840	116,051	128,700

Total	7,629,912	7,780,451	7,752,879

34. Net Fees and Commissions Income

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Banking fees:
Banking fees(*)	750,066	814,677	859,229
Guarantee fees	111,132	104,327	118,440
Fees from project financing	20,004	27,080	30,096

Sub-total	882,202	946,084	1,007,765

Other fees:
Credit card fees	16,624	39,656	41,260
CMA management fees	6,131	5,553	4,451
Lease	25,626	12,854	11,702
Brokerage fees	630,540	650,155	473,601
Others	126,916	120,132	128,387

Sub-total	805,837	828,350	659,401

Total	1,688,039	1,774,434	1,667,166

(*)	Banking fees include agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Fees paid	106,894	121,029	136,316
Credit card commission	368,042	384,503	439,428
Brokerage commission	89,778	60,821	75,252
Others	7,551	12,589	12,680

Total	572,265	578,942	663,676

35. Dividend Income

Dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Dividend of financial assets at FVTPL	38,770	17,769	39,082
Dividend of AFS financial assets	162,010	185,236	124,043

Total	200,780	203,005	163,125

36. Gain (Loss) on Financial Assets at FVTPL

(1)	Gain (loss) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Gain (loss) on valuation and disposal of securities:
Gain (loss) on redemption of securities	(24,347)	12,212	(7,929)
Gain (loss) on transaction of securities	245,315	(27,877)	169,318
Gain on valuation of securities	93,172	41,780	46,397

Sub-total	314,140	26,115	207,786

Gain (loss) on derivatives:
Gain (loss) on transaction of derivatives
Interest rate derivatives	(128,998)	(84,074)	(101,209)
Currency derivatives	(41,969)	83,215	(2,891)
Equity derivatives	178,493	5,163	90,839
Other derivatives	20,077	6,681	3,620

Sub-total	27,603	10,985	(9,641)

Gain (loss) on valuation of derivatives
Interest rate derivatives	(143,946)	50,563	(17,514)
Currency derivatives	137,499	37,539	(182,994)
Equity derivatives	118,135	(223,142)	385,548
Other derivatives	(12,507)	(17,451)	26,667

Sub-total	99,181	(152,491)	211,707

Total	440,924	(115,391)	409,852

(2)	Gain (loss) on valuation of financial assets designated at FVTPL is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Gain (loss) on redemption of securities	114,249	17,742	16,514
Gain (loss) on valuation of securities	3,192	(73,778)	137,161
Gain (loss) on transaction of other financial assets designated at FVTPL	(346,216)	(118,209)	(284,824)
Gain (loss) on valuation of other financial assets designated at FVTPL	(183,075)	409,039	(572,172)

Total	(401,850)	234,794	(703,321)

37. Gain (Loss) on Available for Sale Financial Assets

Gain (loss) on AFS financial assets recognized in statements of comprehensive income is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Gain (loss) on redemption of securities	8,715	(267)	16
Gain on transaction of securities	1,102,871	1,338,821	713,177
Impairment loss on securities	(38,117)	(265,677)	(147,032)

Total	1,073,469	1,072,877	566,161

38. Impairment Losses on Credit Loss

Impairment losses for loans, other receivables, guarantees and unused commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Provision for credit loss	3,007,446	2,240,657	2,174,095
Reversal of provision for credit loss	(138,906)	(78,032)	(42,506)

Sub-Total	2,868,540	2,162,625	2,131,589

Provision for guarantee	207,059	156,749	46,572
Reversal of provision for guarantee	(167,955)	(16,715)	(81,224)

Sub-Total	39,104	140,034	(34,652)

Provision for loan commitment	4,240	5,317	27,316
Reversal of provision for loan commitment	(38,941)	(39,049)	(3,151)

Sub-Total	(34,701)	(33,732)	24,165

Total	2,872,943	2,268,927	2,121,102

39. Other Net Operating Incomes (Expenses)

(1)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Gain on transaction of FX	7,585,168	8,292,591	2,498,793
Gain on translation of FX	41,073	46,882	26,059
Gain on loan sales	173,231	62,157	160,662
Gain on transactions of hedging derivatives	7,684	233	4,496
Gain on valuations of hedging derivatives	121,434	187,038	40,072
Gain on fair value hedged items	36,691	3,876	43,725
Reversal of other provisions	30,185	8,350	25,069
Others	31,508	25,217	178,335

Total	8,026,974	8,626,344	2,977,211

(2)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Administrative expenses	3,312,127	3,775,729	3,956,278
Loss on transaction of FX	7,321,097	8,185,494	2,207,497
Loss on translation of FX	63,830	35,226	44,539
KDIC deposit insurance fees	211,583	247,596	268,260
Contribution to miscellaneous funds	338,568	357,801	378,613
Loss on loan sales	205,677	231,116	147,461
Loss on transactions of hedging derivatives	27,525	5,641	24,461
Loss on valuations of hedging derivatives	24,670	8,378	32,006
Loss on fair value hedged items	158,256	195,837	38,879
Other provision	115,842	59,260	81,385
Others	83,037	24,885	154,579

Total	11,862,212	13,126,963	7,333,958

(3)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Short term employee benefits	1,394,473	1,621,347	1,623,502
Retirement benefit service costs	125,862	158,188	212,324
Fringe benefits	349,771	389,055	437,974
Depreciation and amortization	242,839	264,610	284,930
Rent	225,457	232,733	256,420
Taxes and dues	148,785	165,468	159,444
Service charges	176,647	200,503	226,777
IT expenses	102,901	112,742	116,112
Telephone and communication expenses	65,960	69,501	78,257
Operating promotion expenses	57,583	67,517	73,870
Advertising	110,556	118,627	103,459
Printing	16,856	16,612	16,836
Traveling expenses	14,777	16,589	16,046
Supplies	10,716	11,469	12,433
Insurance premium	8,481	7,740	7,173
Others	260,463	323,028	330,721

Total	3,312,127	3,775,729	3,956,278

40. Other Non-Operating Income (Expense)

(1)	Other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Rental fee income	18,511	16,520	13,997
Gain on disposal of investment in jointly controlled entities and associates	175	61,071	28,627
Gain on disposal of premises and equipment and other assets	4,764	71,725	4,669
Reversal of impairment loss of premises and equipment and other assets	3,146	791	3,700
Others	51,518	78,541	125,098

Total	78,114	228,648	176,091

(2)	Other non-operating expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Expense on Investment properties	13,831	9,061	7,736
Loss on disposal of investment in jointly controlled entities and associates	69	40	19,807
Loss on disposal of premises and equipment and other assets	7,933	6,206	3,335
Impairment loss of premises and equipment and other assets	15,331	18,875	17,731
Donation	80,862	61,553	92,557
Others	39,471	57,948	40,899

Total	157,497	153,683	182,065

41. Income Tax Expense

(1)	Income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Current tax expense
Current tax expense in respect of the current year	493,046	632,342	592,416
Adjustments recognized in the current period in relation to the current tax of prior periods	(56,296)	5,360	(26,179)

Sub-total	436,750	637,702	566,237

Deferred tax expense
Deferred tax expense (income) relating to the origination and reversal of temporary differences	(13,866)	26,622	(210,591)
Deferred tax reclassified from other comprehensive income to net income	75,237	79,769	137,743

Sub-total	61,371	106,391	(72,848)

Income tax expense	498,121	744,093	493,389

(2)	Income tax expense can be reconciled to net income as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Net income before income tax expense	2,098,795	3,177,373	2,291,264
Tax calculated at statutory tax rate(*)	507,882	768,898	554,024
Adjustments
Effect of income that is exempt from taxation	(56,917)	(102,971)	(81,848)
Effect of expenses that are not deductible in determining taxable profit	102,922	87,922	46,920
Effect on deferred tax balance due to the change in income tax rate	(10,471)	(12,856)	—
Adjustments recognized in the current period in relation to the current tax of prior periods	(56,296)	5,360	(26,179)
Others	11,001	(2,260)	472

Sub-total	(9,761)	(24,805)	(60,635)

Income tax expense	498,121	744,093	493,389

Effective tax rate	23.73%	23.42%	21.53%

(*)	Income tax rate for 200 million Won and below was 11%, and for over 200 million Won was 24.2%, which is composed of corporate tax and local income tax for the year ended December 31, 2010 and 2011. Income tax rate for 200 million Won and below is 11%, for over 200 million Won up to 20 billion Won is 22%, and for over 20 billion Won is 24.2%, which is composed of corporate tax and local income tax for the year ended December 31, 2012.

(3)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2010
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	199,442	(28,453)	—	170,989
Gain (loss) on available-for-sale financial assets	(398,133)	(38,699)	70,613	(366,219)
Gain (loss) on valuation using the equity method of accounting	31,491	(33,595)	6,078	3,974
Gain (loss) on valuation of derivatives	(67,245)	(34,405)	(1,606)	(103,256)
Accrued income	(27,666)	(55,489)	—	(83,155)
Allowance for credit losses	(149,995)	231,155	—	81,160
Loan and receivables written off	67,157	(12,835)	—	54,322
Loan origination costs and fees	(30,372)	(2,976)	—	(33,348)
Deposits with employee retirement insurance trust	(44,257)	16,376	—	(27,881)
Provision for guarantee	83,998	(35,263)	—	48,735
Other provision	94,282	(4,417)	—	89,865
Others	73,603	(62,770)	152	10,985

Net deferred tax assets (liabilities)	(167,695)	(61,371)	75,237	(153,829)

	For the year ended December 31, 2011
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on Financial Assets at FVTPL	170,989	36,789	—	207,778
Gain (loss) on available-for-sale financial assets	(366,219)	48,301	72,906	(245,012)
Gain (loss) on valuation using the equity method of accounting	3,974	26,673	6,312	36,959
Gain (loss) on valuation of derivatives	(103,256)	(44,585)	2,346	(145,495)
Accrued income	(83,155)	(26,001)	—	(109,156)
Allowance for credit losses	81,160	(72,734)	—	8,426
Loan and receivables written off	54,322	(46,567)	—	7,755
Loan origination costs and fees	(33,348)	(10,619)	—	(43,967)
Deposits with employee retirement insurance trust	(27,881)	(16,648)	—	(44,529)
Provision for guarantee	48,735	7,599	—	56,334
Other provision	89,865	(6,065)	—	83,800
Others	10,985	(2,534)	(1,795)	6,656

Net deferred tax assets (liabilities)	(153,829)	(106,391)	79,769	(180,451)

	For the year ended December 31, 2012
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	207,778	22,269	—	230,047
Gain (loss) on available-for-sale financial assets	(245,012)	30,288	114,713	(100,011)
Gain (loss) on valuation using the equity method of accounting	36,959	18,258	(2,906)	52,311
Gain (loss) on valuation of derivatives	(145,495)	84,846	628	(60,021)
Accrued income	(109,156)	(44,242)	—	(153,398)
Allowance for credit losses	8,426	(16,268)	—	(7,842)
Loan and receivables written off	7,755	2,857	—	10,612
Loan origination costs and fees	(43,967)	(29,292)	—	(73,259)
Deposits with employee retirement insurance trust	(44,529)	(49,383)	—	(93,912)
Provision for guarantee	56,334	23,815	—	80,149
Other provision	83,800	17,316	—	101,116
Others	6,656	12,384	25,308	44,348

Net deferred tax assets (liabilities)	(180,451)	72,848	137,743	30,140

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Deductible temporary differences
Allowance for credit losses	41,741	46,899
Investments in subsidiaries	79,527	78,953

Sub-total	121,268	125,852

Unused tax losses	235,404	294,863
Taxable temporary differences
Investments in subsidiaries	(13,980,931)	(14,807,393)

Total	(13,624,259)	(14,386,678)

The unused tax losses of 12,562 million Won, 172,203 million Won and 110,098 million Won will be expired at the end of years 2013, 2019 and 2020, respectively.

(5)	Deferred tax reclassified from other comprehensive income is as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Gain (loss) on available-for-sale financial assets	(252,247)	(137,534)
Share of other comprehensive gain (loss) of jointly controlled entities and associates	(1,154)	(4,060)
Gain (loss) on overseas business translation	(656)	24,652
Gain (loss) on valuation of cash flow hedges	(911)	(283)

Total	(254,968)	(117,225)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Current tax assets	56,570	37,792
Current tax liabilities	274,257	178,793

(7)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Deferred tax assets	79,980	155,086
Deferred tax liabilities	260,431	124,946

Net deferred tax liabilities	(180,451)	30,140

42. Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	For the years ended December 31
	2010	2011	2012
Net income attributable to common shareholders	1,288,856	2,136,828	1,583,580
Dividends to hybrid securities	—	(1,942)	(27,336)
Net income attributable to common shareholders	1,288,856	2,134,886	1,556,244
Weighted average number of common shares outstanding	806,012,779 shares	806,012,901 shares	806,013,341 shares
Basic EPS	1,599	2,649	1,931

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2010, 2011 and 2012, respectively.

43. Contingent Liabilities and Commitments

(1)	Guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Confirmed guarantees
Guarantee for debenture issuances	135	—
Guarantee for loans	290,799	172,177
Acceptances	840,437	622,106
Letters of guarantees	142,073	124,531
Other confirmed guarantees	10,297,667	8,851,336

Total	11,571,111	9,770,150

Unconfirmed guarantees
Local letter of credit	1,003,258	852,840
Letter of credit	4,837,106	5,795,397
Other unconfirmed guarantees	3,133,110	2,368,781

Total	8,973,474	9,017,018

CP purchase commitments and others	6,157,569	4,948,243

(2)	Loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Loan commitments	88,400,600	91,362,821
Other commitments	10,035,221	6,666,254

(3)	Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2012
	As plaintiff	As dependent	As plaintiff	As dependent
Number of cases	804 cases	292 cases	925 cases	504 cases
Amount of litigation	1,144,087	788,852	1,606,756	1,003,880
Allowances for litigations	—	261,508	—	243,745

As of December 31, 2012, major lawsuits which the Group is facing, are due to a financial incident by structured finance’s division of 2010 Gongpyung 1st Co., Ltd. amounting to 65,000 million Won (Kyungnam Bank), non-existent debts imposed on 408 customers amounting to 53,100 million Won (Woori Bank and 6 companies including Nonghyup), payment of seized deposit of Seocho District Tax Office amounting to 45,000 million Won (Woori Bank) and lawsuits related to mortgage registration expenses upon issuing mortgage loans amounting to 12 billion Won (Woori Bank, Kyungnam Bank, Kwangju Bank, and 13 other banks)

Pending items from payment orders for unpaid credit card receivables from individuals are not included on the litigations as of December 31, 2011 and 2012 as the payment orders have been made through an electronic payment order system not suing through courts since 2011. The Group does not expect any impact on the financial statements as of December 31, 2011 and 2012 from these cases.

44. Lease

(1)	Operating lease

Minimum lease payments’ collection under the operating lease agreement is as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2012
	Local currencies	Foreign currencies	Local currencies	Foreign currencies
1 year or less	155	1,844	66	—
1 - 2 years	66	—	—	—

Total	221	1,844	66	—

(2)	Finance lease receivables

Present value of gross investment and minimum lease payments are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
1 year or less	301,025	309,380
1 - 2 years	242,867	227,324
2 - 3 years	152,402	128,413
3 - 4 years	23,000	21,090
More than 5 years	3,715	1,794

Gross investment in lease	723,009	688,001
Unrealized interest revenue	(78,463)	(68,789)

Net investment in lease	644,546	619,212
Receivables of cancellable lease	673	3,851
Costs of finance lease	16,545	16,666

Receivables of finance lease	661,764	639,729
Allowance for credit losses	(3,831)	(2,971)

Total	657,933	636,758

(3)	Finance lease liabilities

Present value of minimum lease payments under the finance lease agreement are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
1 year or less	34,151	25,333
1 - 5 years	48,535	42,540

Sub-total	82,686	67,873

Present value discount	(5,767)	(4,475)

Present value	76,919	63,398

45. Related Party Transactions

Related parties of the Group and major transactions with related parties during the current and prior period are as follows:

(1)	Related parties

Government related entity: (Ultimate controlling party)	KDIC

Jointly controlled entities:	Woori Aviva Life Insurance Co., Ltd., Woori Renaissance Holdings

Associates:	Woori Blackstone Korea Opportunity First, Korea Credit Bureau Co., Ltd., Woori Service Networks Co., Ltd., Korea Finance Security Co., Ltd., Kumho Tires Co., Ltd., LIG E & C Co., Ltd., Hyunjin Co., Ltd., Chungdo Woori Century Security Co., Ltd., Seoul Lakeside Co., Ltd., Orient Shipyard Co., Ltd., Phoenix Digital Tech Co., Ltd., Chinhung International Inc., Pi CITY Co., Ltd., Poonglim industrial Co., Ltd., CNK Co., Ltd., United PF 1st Corporate Financial Stability, Woori SB Fifth Asset Securitization Specialty and 20 SPCs for the rest.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
Government related entity
Loans and receivables	1,000,000	133,853
Allowance for credit losses	(337)	—
Other financial assets	901,780	1,058,731
Other assets	—	960
Deposits due to customers	251,916	590,061
Provision	—	377
Other financial liabilities	328	3,456
Other liabilities	690	1,783
Jointly controlled entities
AFS financial assets	5,787	11
Loans and receivables	8,170	8,571
Allowance for credit losses	(110)	(149)
Other assets	83	295
Deposits due to customers	1,575	1,079
Other financial liabilities	1	280
Other liabilities	234	234
Associates
AFS financial assets	54,474	148,373
Loans and receivables	474,137	827,730
Allowance for credit losses	(58,435)	(74,729)
Other assets	—	649
Deposits due to customers	77,712	91,047
Provision	1,907	141
Other financial liabilities	1,061	548
Other liabilities	288	—

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Government related entity
Interest income	5,865	66,217	47,073
Interest expense	2,711	9,482	7,497
Provision for credit loss	—	457	(281)
Other operating expenses	1,970	1,455	—
Jointly controlled entities
Fees and commissions income	14,729	17,565	18,298
Other operating incomes	3,283	4,911	3,879
Interest expense	165	27	18
Provision for credit loss	128	3	37
Fees and commissions expense	28	25	—
Other operating expenses	212	167	568
Associates
Interest income	14,222	17,047	13,638
Fees and commissions income	5,835	7,748	8,827
Other operating gain	11,924	14,327	13,077
Interest expense	620	1,569	979
Provision for credit loss	30,033	2,420	10,350
Fees and commissions expense	—	10	—
Other operating expenses	126	193	450

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012
KDIC	1,200,000	2,200,000	Loan commitment
Kumho Tires Co., Inc.	4,844	—	Unconfirmed guarantees
”	660	204	Endorsed notes
”	17,303	18,967	Commitments on loss sharing
”	18,091	13,922	Letter of credit
”	42,443	74,668	Loan commitment
Sempio Food Co., Ltd.(*)	575	—	Letter of credit
Phoenix Digital Tech Co., Ltd.	6,277	4,994	Loan commitment
Hyunjin Co., Ltd.	287	—	Confirmed acceptances and guarantees
Chin Hung International Inc.	192	85	Letter of credit
”	40,801	40,825	Loan commitment
Orient Shipyard Co., Ltd.	—	25,959	Acceptances and guarantees
”	—	79,412	Guarantee of loan payment

(*)	The Sempio Food Co., Ltd. is excluded from the related party because the entity is excluded from Woori Investment & Securities’s associates for the year ended December 31, 2012.

(5)	Management compensation is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2010	2011	2012
Short term benefits	24,570	26,298	27,074
Severance payments	1,345	1,372	2,507

46. Business Combination

Woori FG Savings Bank Co., Ltd., which is a subsidiary of the Company, entered into an agreement with KDIC to acquire assets and liabilities from Solomon Saving Bank on August 21, 2012, and transferred in certain assets and liabilities on September 5, 2012, in accordance with the agreement. Net assets acquired and goodwill recorded from the business combination are as follows (Unit: Korean Won in millions):

Acquiree	Solomon Savings Bank Co., Ltd.

Date of acquisition	September 5, 2012

The method of obtaining control over the transferred assets and liabilities	Acquisition of assets and liabilities of the acquiree after establishing Woori FG Savings Bank

Expected effects from the acquisition	a. Operating synergy by acquiring another financial institution which is capable of absorbing various levels of customers

b. Obtaining the advantage over other regions where the acquiree had operated

(1)	Net assets acquired and goodwill recorded from the business combination above are as follows (Unit: Korean Won in millions):

Amounts
Acquired asset	577,902
AFS financial assets	167,416
Loans and receivables	406,606
Intangible assets(*)	626
Other assets	3,254
Transferred liabilities	3,890,283
Deposits due to customers	3,747,383
Other liabilities	142,900
Transferred net asset	(3,312,381)
Receiving from KDIC	3,291,507
Total acquisition cost	—
Goodwill	20,874

(*)	Core deposit of 626 million Won is recognized as identifiable intangible asset.

47. Subsequent Events

The board of directors of the Group and Woori Bank decided to spin off Woori Bank’s credit card division and set up a new credit card subsidiary with the purpose of strengthening the competitiveness of credit card business, as of September 16, 2011. The Group and Woori Bank have acquired authorization about the spin-off of Woori Bank’s credit card division and the operation of credit card business from Financial Services Commission on February 22, 2013.

48. Agreement on the Implementation of a Management Plan

(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management plans. Under the agreements, the subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative expense ratio, net borrowings substandard or below ratio and others. If the three subsidiaries fail to make improvements, the KDIC can enforce the subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

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

49. Parent Company

Condensed financial information of the parent company is as follows (Unit: Korean Won in millions):

(1)	Condensed statements of financial position

	December 31, 2011	December 31, 2012
Assets
Cash and cash equivalents:
Bank subsidiaries	33,538	236,400
Investments in subsidiaries and associates:
Bank subsidiaries	16,041,776	16,041,776
Non-bank subsidiaries	1,783,427	1,934,549
Other assets	244,264	233,879

Total assets	18,103,005	18,446,604

Liabilities
Borrowings & debentures	3,653,968	3,654,276
Other liabilities	234,816	220,652

Total liabilities	3,888,784	3,874,928

Equity	14,214,221	14,571,676

Total liabilities and equity	18,103,005	18,446,604

(2)	Condensed statements of comprehensive income

	For the years ended December 31
	2010	2011	2012
	(Korean Won in millions, except per share data)
Interest and dividend income
Interest income
Bank subsidiaries	4,139	7,978	11,708
Non-bank subsidiaries	4,860	50	49
Dividends
Bank subsidiaries	362,778	475,140	515,242
Non-bank subsidiaries	44,352	40,868	47,030
Others	(248,706)	(214,276)	(176,049)

Operating income	167,423	309,760	397,980

Non-operating expense	(4,541)	(6,310)	(1,368)

Net income before income tax expense	162,882	303,450	396,612
Income tax expense (income)	(1,128)	(1,030)	(286)

Net income	164,010	304,480	396,898

Other comprehensive income, net of tax	—	—	—

Total comprehensive income	164,010	304,480	396,898

Basic and diluted earnings per share	203	375	459

(3)	Condensed statements of changes in equity

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 1, 2010	4,030,077	—	109,025	(18)	9,581,678	13,720,762
Net income	—	—	—	—	164,010	164,010
Dividends	—	—	—	—	(80,601)	(80,601)

December 31, 2010	4,030,077	—	109,025	(18)	9,665,087	13,804,171

January 1, 2011	4,030,077	—	109,025	(18)	9,665,087	13,804,171
Net income	—	—	—	—	304,480	304,480
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends to hybrid securities	—	—	—	—	(1,942)	(1,942)
Issue of hybrid securities	—	309,010	—	—	—	309,010
Disposal of treasury stock	—	—	1	4	—	5

December 31, 2011	4,030,077	309,010	109,026	(14)	9,766,122	14,214,221

January 1, 2012	4,030,077	309,010	109,026	(14)	9,766,122	14,214,221
Net income	—	—	—	—	396,898	396,898
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends to hybrid securities	—	—	—	—	(27,337)	(27,337)
Issue of hybrid securities	—	189,397	—	—	—	189,397

December 31, 2012	4,030,077	498,407	109,026	(14)	9,934,180	14,571,676

(4)	Condensed statements of cash flows

	For the years ended December 31
	2010	2011	2012
	(Korean Won in millions)
Cash flows from operating activities:
Net income	164,010	304,480	396,898
Adjustments:
Interest income
Bank subsidiaries	4,139	7,978	11,708
Non-bank subsidiaries	4,860	50	49
Dividend income
Bank subsidiaries	362,778	475,140	515,242
Non-bank subsidiaries	44,352	40,868	47,030
Others	(271,784)	(521,925)	(575,801)

Net cash provided by operating activities	308,355	306,591	395,126

Cash flows from investing activities:
Acquisition of investments in subsidiaries and associates
Bank subsidiaries	—	—	—
Non-bank subsidiaries	33,150	441,970	154,229
Others	191	216	(3,043)

Net cash used in investing activities	(33,341)	(442,186)	(151,186)

Cash flows from financing activities:
Increase in borrowings and debentures	897,666	1,196,280	802,657
Issue of hybrid securities	—	309,010	189,397
Repayment of borrowings and debentures	(1,050,000)	(1,200,000)	(805,000)
Dividends paid for hybrid securities	—	—	(26,629)
Dividends paid	(80,601)	(201,503)	(201,503)

Net cash provided by (used in) financing activities	(232,935)	103,787	(41,078)

Net increase (decrease) in cash and cash equivalents	42,079	(31,808)	202,862
Cash and cash equivalents, beginning of the year	23,267	65,346	33,538

Cash and cash equivalents, end of the year	65,346	33,538	236,400