Form 20-F
period 2013-12-31
WOORI FINANCE HOLDINGS CO LTD
filed 2014-04-30
CIK 1264136

As filed with the Securities and Exchange Commission on April 30, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

51, Sogong-ro, Jung-gu, Seoul 100-792, Korea

(Address of principal executive offices)

Kwansic Lee

51, Sogong-ro, Jung-gu, Seoul 100-792, Korea

Telephone No.: +82-2-2125-2136

Facsimile No.: +82-2-0505001-2136

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013 included in this annual report. Unless indicated otherwise, the financial information in this annual report (i) as of and for the years ended December 31, 2010, 2011, 2012 and 2013 has been prepared in accordance with IFRS as issued by the IASB, and (ii) as of and for the year ended December 31, 2009 has been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, which is not comparable to information prepared in accordance with IFRS.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission which became effective on March 4, 2008, we are not required to provide a reconciliation to U.S. GAAP.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

Acquisitions and other transactions that we have effected in recent years may affect the direct comparability of the historical financial information included in this annual report as of and for different dates and periods:

•

in March 2011, we acquired certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank through our wholly-owned consolidated subsidiary, Woori FG Savings Bank Co., Ltd., which was established in connection with such transaction. In September 2012, we acquired certain assets and assumed certain liabilities of Solomon Mutual Savings Bank, also through Woori FG Savings Bank Co., Ltd;

•	in October 2012, we established Woori Finance Research Institute as a consolidated subsidiary; and

•	in April 2013, we effected a spin-off of the credit card business of Woori Bank into a newly established wholly-owned subsidiary, Woori Card.

See “Item 5A. Operating Results—Overview—Acquisitions.”

The Korean government, which currently owns 56.97% of our outstanding common stock through the Korea Deposit Insurance Corporation, or the KDIC, is in the process of implementing a privatization plan with respect to us and our subsidiaries. Pursuant to such plan, in May 2014, we plan to establish two new companies, KJB Financial Group Co., Ltd. and KNB Financial Group Co., Ltd., through a spin-off of our businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, respectively. As a result of such spin-off, KJB Financial Group will own the shares of Kwangju Bank currently held by us, and KNB Financial Group will own the shares of Kyongnam Bank currently held by us. We will no longer own any shares of Kwangju Bank or Kyongnam Bank, and neither they nor their new holding companies will be our subsidiaries, after the spin-off. In addition, in March 2014, we sold our 52% ownership interest in Woori Financial Co., Ltd. to KB Financial Group Inc. We also entered into share purchase agreements for (i) the sale of our 100% ownership interest in Woori Asset Management Co., Ltd. to Kiwoom Securities Co., Ltd. in February 2014, (ii) the sale of our 100% ownership interest in Woori F&I to Daishin Securities Co., Ltd. in April 2014 and (iii) the collective sale of our 37.9% ownership interest in Woori Investment & Securities Co. Ltd., 51.6% ownership interest in Woori Aviva Life Insurance Co., Ltd. and 100% ownership interest in Woori FG Savings Bank to NongHyup Financial Group Inc. in April 2014. See “Item 4A. History and Development of the Company—Privatization Plan.” In light of such planned dispositions, the operations of Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I have been classified as a disposal group held for distribution or sale, and their operations have been accounted for as discontinued operations, in our consolidated financial statements as of and for the year ended December 31, 2013 included in this annual report. Similarly, our consolidated statements of comprehensive income for the years ended December 31, 2011 and 2012 included in this annual report have been restated to account for such entities as discontinued operations. However, our consolidated statements of financial position as of December 31, 2011 and 2012 included in this annual report have not been so restated. Accordingly, in general, our financial information as of December 31, 2013 and for the years ended December 31, 2010, 2011, 2012 and 2013 appearing in this annual report does not include financial data with respect to such discontinued operations, while our financial information as of December 31, 2010, 2011 and 2012 appearing in this annual report includes financial data with respect to such discontinued operations. As a result, our financial information as of December 31, 2013 and for the years ended December 31, 2010, 2011, 2012 and 2013 may not be directly comparable to our financial information as of and for other dates and periods.

In this annual report:

•	references to “we,” “us” or “Woori Finance Holdings” are to Woori Finance Holdings Co., Ltd. and, unless the context otherwise requires, its subsidiaries (excluding discontinued operations);

•	references to “Korea” are to the Republic of Korea;

•	references to the “government” are to the government of the Republic of Korea;

•	references to “Won” or “￦” are to the currency of Korea; and

•	references to “U.S. dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be a result of rounding.

For your convenience, this annual report contains conversions of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2013, which was ￦1,055.3 = US$1.00.

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

In addition to the risks related to our business discussed under “Item 3D. Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	a change or delay in, or cancellation of, the Korean government’s privatization plan with respect to us and our subsidiaries;

•	our ability to successfully implement our strategy;

•	future levels of non-performing loans;

•	our growth and expansion;

•	the adequacy of allowances for credit and other losses;

•	technological changes;

•	interest rates;

•	investment income;

•	availability of funding and liquidity;

•	our exposure to market risks; and

•	adverse market and regulatory conditions.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2010, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2010, 2011, 2012 and 2013 have been audited by Deloitte Anjin LLC, an independent registered public accounting firm.

Pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission in respect of the first-time application of IFRS, financial and operating data as of and for the year ended December 31, 2009 derived from our consolidated financial statements prepared in accordance with U.S. GAAP have not been included below.

The Korean government, which currently owns 56.97% of our outstanding common stock through the KDIC, is in the process of implementing a privatization plan with respect to us and our subsidiaries. As a result, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I have been classified as a disposal group held for distribution or sale in our consolidated statement of financial position as of December 31, 2013 (but not as of prior dates) and have been accounted for as discontinued operations in our consolidated statements of comprehensive income for the years ended December 31, 2010, 2011, 2012 and 2013. See “Item 4A. History and Development of the Company—Privatization Plan.”

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated Statement of Comprehensive Income Data

	Year ended December 31,
	2010(1)		2011(1)(2)		2012(1)(2)(3)		2013(1)(2)(3)		2013(1)(2)(3)(4)
	(in billions of Won except per share data)								(in millions of US$ except per share data)
Interest income	￦	10,442	￦	11,095	￦	10,891	￦	9,493	US$	8,996
Interest expense		(6,255)		(6,206)		(6,043)		(5,001)		(4,739)

Net interest income		4,187		4,889		4,848		4,492		4,257
Fees and commissions income		1,576		1,625		1,687		1,565		1,483
Fees and commissions expense		(420)		(444)		(498)		(639)		(605)

Net fees and commissions income		1,156		1,181		1,189		926		878
Dividends		140		143		101		88		83
Net gain (loss) on financial assets at fair value through profit or loss		22		137		(365)		124		117
Net gain on available-for-sale financial assets		976		1,027		533		(85)		(81)
Impairment losses on credit loss		(2,506)		(1,923)		(1,799)		(2,277)		(2,158)
Other net operating expenses(5)		(2,676)		(3,163)		(2,958)		(3,028)		(2,869)

Operating income		1,299		2,291		1,549		240		227
Share of profits of joint ventures and associates		33		(39)		45		(1)		(1)
Other non-operating income (expense)		(68)		90		44		49		46

Non-operating income		(35)		51		89		48		45
Net income before income tax expense		1,264		2,342		1,638		288		272
Income tax expense		313		559		357		35		33

Income of continuing operations		951		1,783		1,281		253		239
Income (loss) of discontinued operations		650		668		566		(966)		(916)
Net income	￦	1,601	￦	2,451	￦	1,847	￦	(713)	US$	(677)

Remeasurement of the net defined benefit liability		—		(18)		(51)		9		9

Items not subsequently reclassified to net income		—		(18)		(51)		9		9
Loss on available-for-sale financial assets		(205)		(375)		(349)		(51)		(48)
Share of other comprehensive gain (loss) of joint ventures and associates		(21)		(38)		57		(6)		(6)
Gain (loss) on overseas business translation		(19)		25		(108)		(60)		(57)
Gain (loss) on valuation of cashflow hedge		9		3		13		(2)		(2)

Items subsequently reclassified to net income		(236)		(385)		(387)		(119)		(113)
Other comprehensive income (loss), net of tax		(236)		(403)		(438)		(110)		(104)

Total comprehensive income (loss)	￦	1,365	￦	2,048	￦	1,409	￦	(823)	US$	(781)

Net income (loss) attributable to owners	￦	1,289	￦	2,154	￦	1,633	￦	(538)	US$	(510)
Income of continuing operations		794		1,636		1,164		162		153
Income (loss) of discontinued operations		495		518		469		(700)		(663)
Net income (loss) attributable to non-controlling interests	￦	312	￦	297	￦	214	￦	(175)	US$	(167)
Income of continuing operations		157		147		117		91		86
Income (loss) of discontinued operations		155		150		97		(266)		(253)
Comprehensive income (loss) attributable to owners		1,052		1,729		1,177		(623)		(591)
Comprehensive income (loss) attributable to non-controlling interests		313		319		232		(200)		(190)
Basic and diluted earnings from continuing and discontinued operations per share	￦	1,599	￦	2,670	￦	1,993	￦	(704)	US$	(0.67)
Basic and diluted earnings from continuing operations per share		985		2,027		1,411		165		0.16
Per common share data:
Net income (loss) per share—basic	￦	1,599	￦	2,670	￦	1,993	￦	(704)	US$	(0.67)
Weighted average common shares outstanding—basic (in thousands)		806,013		806,013		806,013		806,013		806,013
Net income (loss) per share—diluted	￦	1,599	￦	2,670	￦	1,993	￦	(704)	US$	(0.67)
Weighted average common shares outstanding—diluted (in thousands)		806,013		806,013		806,013		806,013		806,013
Cash dividends paid per share	￦	250	￦	250	￦	250	￦	—	US$	—

(1)	The amounts for 2010, 2011, 2012 and 2013 reflect the classification of certain subsidiaries as discontinued operations.
(2)

The amounts for 2013 reflect a change in our accounting policies pursuant to an amendment to International Accounting Standards, or IAS 19, Employee Benefits, which is effective beginning in 2013. Corresponding amounts for 2012 and 2011 (but not for 2010) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(3)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011 or 2010) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(4)

Won amounts are expressed in U.S. dollars at the rate of ￦1,055.3 to US$1.00, the noon buying rate in effect on December 31, 2013 as quoted by the Federal Reserve Bank of New York in the United States.

(5)	For a description of “other net operating expenses,” see Note 39 of the notes to our consolidated financial statements.

Consolidated Statement of Financial Position Data

	As of December 31,
	2010		2011(1)		2012(1)(2)		2013(1)(2)(3)		2013(1)(2)(3)(4)
	(in billions of Won)								(in millions of US$)
Assets
Cash and cash equivalents	￦	4,871	￦	6,417	￦	5,778	￦	5,478	US$	5,191
Financial assets at fair value through profit or loss		22,184		25,600		27,352		4,806		4,554
Available-for-sale financial assets		21,998		19,672		18,889		17,085		16,190
Held-to-maturity financial assets		19,886		20,036		18,685		12,039		11,408
Loans and receivables		216,792		235,160		250,276		211,912		200,808
Investments in joint ventures and associates		745		928		1,038		618		585
Investment properties		643		499		492		341		323
Premises and equipment		3,097		3,134		3,186		2,536		2,404
Intangible assets and goodwill		295		448		433		269		255
Assets held for sale		88		56		83		1		1
Current tax assets		9		57		39		143		136
Deferred tax assets		59		80		155		155		147
Derivative assets		131		327		281		131		125
Other assets(5)		379		377		415		179		169
Disposal group held for sale		—		—		—		34,685		32,867
Disposal group held for distribution to owners		—		—		—		50,312		47,676

Total assets	￦	291,177	￦	312,791	￦	327,102	￦	340,690	US$	322,839

Liabilities
Financial liabilities at fair value through profit or loss	￦	8,838	￦	9,622	￦	10,986	￦	2,507	US$	2,376
Deposits due to customers		185,428		195,930		204,210		175,324		166,136
Borrowings		34,266		34,667		33,480		18,232		17,276
Debentures		29,111		29,266		27,960		21,678		20,542
Provisions		761		892		864		685		649
Net defined benefit liability		70		120		166		72		68
Current tax liabilities		174		274		179		10		9
Deferred tax liabilities		213		260		134		49		47
Derivative liabilities		5		33		38		2		2
Other financial liabilities(6)		11,648		19,084		25,544		19,914		18,871
Other liabilities(7)		399		570		508		410		391
Liabilities directly associated with disposal group held for sale		—		—		—		32,048		30,368
Liabilities directly associated with disposal group held for distribution to owners		—		—		—		46,882		44,426

Total liabilities	￦	270,913	￦	290,718	￦	304,069	￦	317,813	US$	301,161

Equity
Owners’ Equity
Capital stock	￦	4,030	￦	4,030	￦	4,030	￦	4,030	US$	3,819
Hybrid securities		—		309		498		498		472
Capital surplus		180		176		174		177		167
Other equity(8)		1,002		563		112		(35)		(34)
Retained earnings		10,489		12,446		13,881		13,113		12,426
Equity related to asset group held for sale								30		28
Equity related to asset group held for distribution to owners								36		34
Non-controlling interests		4,563		4,549		4,338		5,028		4,766

Total equity	￦	20,264	￦	22,073	￦	23,033	￦	22,877	US$	21,678

Total liabilities and equity	￦	291,177	￦	312,791	￦	327,102	￦	340,690	US$	322,839

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to an amendment to IAS 19, Employee Benefits, which is effective beginning in 2013. Corresponding amounts as of December 31, 2012 and 2011 (but not as of December 31, 2010) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(2)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011 or 2010) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(3)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as a disposal group held for distribution or sale.
(4)

Won amounts are expressed in U.S. dollars at the rate of ￦1,055.3 to US$1.00, the noon buying rate in effect on December 31, 2013 as quoted by the Federal Reserve Bank of New York in the United States.

(5)	For a description of “other assets,” see Note 18 of the notes to our consolidated financial statements.
(6)	For a description of “other financial liabilities,” see Note 24 of the notes to our consolidated financial statements.
(7)	For a description of “other liabilities,” see Note 24 of the notes to our consolidated financial statements.
(8)	For a description of “other equity,” see Note 29 of the notes to our consolidated financial statements.

Profitability Ratios and Other Data

	Year ended December 31,
	2010(1)		2011(1)		2012(1)(2)		2013(1)(2)
	(in billions of Won except percentages)
Return on average assets(3)		0.55%		0.90%		0.67%		(0.22)%
Return on average equity(4)		9.19		14.20		10.46		(3.45)
Net interest spread(5)		1.75		2.01		1.94		1.83
Net interest margin(6)		1.87		2.14		2.07		1.94
Cost-to-income ratio(7)		44.86		46.12		50.79		59.30
Average equity as a percentage of average total assets		6.01		6.36		6.39		6.50
Total revenue(8)	￦	13,156	￦	14,027	￦	12,847	￦	11,185
Operating expense(9)		9,351		9,813		9,499		8,668
Operating margin(10)		3,805		4,214		3,348		2,517
Operating margin as a percentage of total revenue		28.92%		30.04%		26.06%		22.50%

(1)	The amounts for 2010, 2011, 2012 and 2013 reflect the classification of certain subsidiaries as discontinued operations.
(2)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011 or 2010) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(3)

Represents net income attributable to owners as a percentage of average total assets. Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.

(4)

Represents net income attributable to owners as a percentage of average equity. Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.

(5)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(6)	Represents the ratio of net interest income to average interest-earning assets.
(7)	Represents the ratio of non-interest expense (excluding impairment losses on credit loss) to the sum of net interest income and non-interest income.
(8)

Represents the sum of interest income, dividend income, fees and commissions income, net gain (loss) on financial assets at fair value through profit or loss, net gain on available-for-sale financial assets and net gain on held-to-maturity financial assets.

The following table shows how total revenue is calculated:

	Year ended December 31,
	2010(a)		2011(a)		2012(a)(b)		2013(a)(b)
	(in billions of Won)
Interest income	￦	10,442	￦	11,095	￦	10,891	￦	9,493
Fees and commissions income		1,576		1,625		1,687		1,565
Dividends		140		143		101		88
Net gain (loss) on financial assets at fair value through profit or loss		22		137		(365)		124
Net gain on available-for-sale financial assets		976		1,027		533		(85)
Net gain on held-to-maturity financial assets		—		—		—		—

Total revenue	￦	13,156	￦	14,027	￦	12,847	￦	11,185

(a)	The amounts for 2010, 2011, 2012 and 2013 reflect the classification of certain subsidiaries as discontinued operations.

(b)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011 or 2010) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(9)

Represents interest expense, fees and commissions expense and other net operating expense, excluding impairment losses on credit loss of ￦2,506 billion, ￦1,923 billion, ￦1,799 billion and ￦2,277 billion for 2010, 2011, 2012 and 2013, respectively.

The following table shows how operating expense is calculated:

	Year ended December 31,
	2010(a)		2011(a)		2012(a)(b)		2013(a)(b)
	(in billions of Won)
Interest expense	￦	6,255	￦	6,206	￦	6,043	￦	5,001
Fees and commissions expense		420		444		498		639
Other net operating expenses(c)		2,676		3,163		2,958		3,028

Operating expense	￦	9,351	￦	9,813	￦	9,499	￦	8,668

(a)	The amounts for 2010, 2011, 2012 and 2013 reflect the classification of certain subsidiaries as discontinued operations.
(b)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011 or 2010) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(c)

The amount for 2013 reflects a change in our accounting policies pursuant to an amendment to IAS 19, Employee Benefits, which is effective beginning in 2013. Corresponding amounts for 2012 and 2011 (but not for 2010) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(10)	Represents total revenue less operating expense.

Asset Quality Data

	As of December 31,
	2010		2011		2012(1)		2013(1)(2)
	(in billions of Won, except percentages)
Total loans(3)	￦	201,235	￦	212,492	￦	221,028	￦	193,766
Total non-performing loans(4)		6,550		3,780		3,766		4,996
Other impaired loans not included in non-performing loans(5)		475		238		698		690
Total non-performing loans and other impaired loans(5)		7,025		4,018		4,464		5,685
Total allowance for credit losses		4,718		3,759		3,565		3,337
Non-performing loans as a percentage of total loans		3.25%		1.78%		1.70%		2.58%
Non-performing loans as a percentage of total assets		2.25		1.21		1.15		1.47
Total non-performing loans and other impaired loans as a percentage of total loans		3.49		1.89		2.02		2.93
Allowance for credit losses as a percentage of total loans		2.34		1.77		1.61		1.72

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011 or 2010) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(2)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as a disposal group held for distribution or sale.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(4)

Defined as those loans that are past due by 90 days or more or classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

(5)

Other impaired loans as of December 31, 2010, 2011 and 2012 exclude loans that would otherwise have been considered impaired but were securitized and were held by Woori F&I, our wholly-owned subsidiary, in the aggregate amount of ￦664 billion, ￦980 billion and ￦1,207 billion as of December 31, 2010, 2011 and 2012, respectively.

Selected Financial Information

Average Balances and Related Interest

The following tables show our average balances and interest rates for the past three years (excluding discontinued operations):

	Year ended December 31,
	2011					2012(1)					2013(1)
	Average Balance(2)		Interest Income(3)		Average Yield	Average Balance(2)		Interest Income(3)		Average Yield	Average Balance(2)		Interest Income(3)		Average Yield
	(in billions of Won, except percentages)
Assets
Interest-earning assets
Due from banks	￦	6,276	￦	53	0.84%	￦	7,781	￦	109	1.40%	￦	9,088	￦	120	1.32%
Loans(4)
Commercial and industrial		80,588		4,826	5.99		80,377		4,582	5.70		82,875		4,062	4.90
Trade financing		11,874		283	2.38		12,935		296	2.29		12,386		220	1.78
Other commercial		11,729		565	4.82		11,030		449	4.07		9,584		351	3.66
General purpose household(5)		62,519		3,271	5.23		60,840		3,198	5.26		58,770		2,694	4.58
Mortgage		6,345		330	5.20		10,296		520	5.05		15,979		686	4.29
Credit cards(3)		4,344		370	8.52		4,310		318	7.38		4,197		337	8.03

Total loans		177,399		9,645	5.44		179,788		9,363	5.21		183,791		8,350	4.54
Securities
Trading		7,952		292	3.67		9,221		326	3.54		3,753		109	2.90
Investment(6)		28,569		991	3.47		26,973		1,013	3.76		26,349		860	3.26

Total securities		36,521		1,283	3.51		36,194		1,339	3.70		30,102		969	3.22

Other		8,429		114	1.35		10,893		80	0.73		8,548		54	0.63

Total average interest earning assets		228,625		11,095	4.85		234,656		10,891	4.64		231,529		9,493	4.10

Total average non-interest earning assets		9,828		—	—		9,789		—	—		8,595		—	—

Total average assets	￦	238,453	￦	11,095	4.65%	￦	244,445	￦	10,891	4.46%	￦	240,124	￦	9,493	3.95%

	Year ended December 31,
	2011					2012(1)					2013(1)
	Average Balance(2)		Interest Expense		Average Cost	Average Balance(2)		Interest Expense		Average Cost	Average Balance(2)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities
Deposits due to customers:
Demand deposits	￦	7,898	￦	20	0.25%	￦	9,641	￦	27	0.28%	￦	9,397	￦	38	0.40%
Time and savings deposits		136,423		4,114	3.02		138,660		4,119	2.97		140,981		3,369	2.39
Certificates of deposit		1,516		65	4.29		694		24	3.46		2,316		65	2.81
Other deposits		16,287		312	1.92		18,131		336	1.85		14,243		178	1.25

Total deposits		162,124		4,511	2.78		167,126		4,506	2.70		166,937		3,650	2.19
Borrowings		19,025		362	1.90		17,830		315	1.77		15,678		254	1.62
Debentures		24,866		1,234	4.96		22,721		1,112	4.89		21,994		961	4.37
Other		12,490		99	0.79		16,438		110	0.67		16,026		136	0.85

Total average interest-bearing liabilities		218,505		6,206	2.84		224,115		6,043	2.70		220,635		5,001	2.27

Total average non-interest-bearing liabilities		4,780		—	—		4,722		—	—		3,879		—	—

Total average liabilities		223,285		6,206	2.78		228,837		6,043	2.64		224,514		5,001	2.23

Total average equity		15,168		—	—		15,608		—	—		15,610		—	—

Total average liabilities and equity	￦	238,453	￦	6,206	2.60%	￦	244,445	￦	6,043	2.47%	￦	240,124	￦	5,001	2.08%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(2)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.
(3)	Interest income from credit cards is derived from interest on credit card loans and credit card installment purchases.
(4)	Not including other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(5)	Includes home equity loans.
(6)	Includes available-for-sale financial assets and held-to-maturity financial assets.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income (in each case excluding discontinued operations) based on changes in volume and changes in rate for 2012 compared to 2011 and 2013 compared to 2012. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2012 vs. 2011(1) Increase/(decrease) due to changes in						2013 vs. 2012(1) Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Due from banks	￦	13	￦	43	￦	56	￦	18	￦	(7)	￦	11
Loans(2)
Commercial and industrial		(13)		(231)		(244)		142		(662)		(520)
Trade financing		25		(12)		13		(13)		(63)		(76)
Other commercial		(34)		(82)		(116)		(59)		(39)		(98)
General purpose household(3)		(88)		15		(73)		(109)		(395)		(504)
Mortgage		205		(15)		190		287		(121)		166
Credit cards		(3)		(49)		(52)		(8)		27		19
Securities
Trading		47		(13)		34		(193)		(24)		(217)
Investment(4)		(55)		77		22		(23)		(130)		(153)
Other		33		(67)		(34)		(17)		(9)		(26)

Total interest income	￦	130	￦	(334)	￦	(204)	￦	25	￦	(1,423)	￦	(1,398)

Interest-bearing liabilities
Deposits due to customers
Demand deposits	￦	4	￦	3	￦	7	￦	(1)	￦	12	￦	11
Time and savings deposits		67		(62)		5		69		(819)		(750)
Certificate of deposit		(35)		(6)		(41)		56		(15)		41
Other deposits		35		(11)		24		(72)		(86)		(158)
Borrowings		(23)		(24)		(47)		(38)		(23)		(61)
Debentures		(106)		(16)		(122)		(36)		(115)		(151)
Other		31		(20)		11		(3)		29		26

Total interest expense	￦	(27)	￦	(136)	￦	(163)	￦	(25)	￦	(1,017)	￦	(1,042)

Net interest income	￦	157	￦	(198)	￦	(41)	￦	50	￦	(406)	￦	(356)

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(2)	Not including other receivables and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

(3)	Includes home equity loans.
(4)	Includes available-for-sale financial assets and held-to-maturity financial assets.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2013, which was ￦1,055.3 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On April 25, 2014, the noon buying rate was ￦1,041.0 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average(1)	Period-End
2009	1,149.0	1,570.1	1,274.6	1,163.7
2010	1,104.0	1,253.2	1,155.7	1,130.6
2011	1,049.2	1,197.5	1,106.9	1,158.5
2012	1,063.2	1,185.0	1,126.2	1,063.2
2013	1,050.1	1,161.3	1,094.7	1,055.3
October	1,057.5	1,075.5	1,065.9	1,060.8
November	1,054.8	1,072.7	1,061.6	1,057.8
December	1,050.1	1,061.4	1,055.6	1,055.3
2014 (through April 25)	1,035.4	1,084.3	1,063.6	1,041.0
January	1,050.3	1,083.7	1,067.1	1,080.4
February	1,062.1	1,084.3	1,071.3	1,066.0
March	1,069.9	1,079.6	1,070.5	1,064.7
April (through April 25)	1,064.1	1,058.3	1,044.2	1,041.0

Source:	Federal Reserve Bank of New York
(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B.	Capitalization and Indebtedness

Not Applicable

Item 3C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D.	Risk Factors

Risks relating to our corporate credit portfolio

The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our loans to small- and medium-sized enterprises amounted to ￦83,624 billion, or 39.4% of our total loans, as of December 31, 2011, ￦80,506 billion, or 36.4% of our total loans, as of December 31, 2012 and ￦60,793 billion (excluding discontinued operations), or 31.4% of our total loans, as of December 31, 2013. As of December 31, 2013, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were ￦2,047 billion (excluding discontinued operations), representing 3.4% of such loans to those enterprises. See “Item 4B. Business Overview—Corporate Banking—Small and Medium-Sized Enterprise Banking.” We recorded charge-offs of ￦517 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2013, compared to charge-offs of ￦643 billion in 2012 and ￦532 billion in 2011 (excluding discontinued operations for all years). According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises decreased in 2012 and 2013. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won was 1.6% as of December 31, 2011, 1.3% as of December 31, 2012 and 1.5% (excluding discontinued operations) as of December 31, 2013. Our delinquency ratio may increase further in 2014 as a result of, among other things, adverse economic conditions in Korea and globally. See “—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government requested Korean banks, including Woori Bank to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the “fast track” program established by Woori Bank, which is currently expected to be effective through December 31, 2014, liquidity assistance is provided to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by such banks. The overall prospects for the Korean economy in 2014 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. We believe that, to date, our participation in such government-led initiatives (primarily through the “fast track” program) has not caused us to extend a material amount of credit that we would not have otherwise extended nor materially impacted our results of operations and financial condition in general. The aggregate amount of outstanding small- and medium-sized enterprise loans made by Woori Bank under the “fast track” program was ￦93 billion as of December 31, 2013, which represented 0.16% of its total small- and medium-sized enterprise loan portfolio as of such date. Furthermore, loans made by us under the “fast track” program are partially guaranteed by the Korean government’s public financial institutions, including the Korea Credit Guarantee Fund and the Korea Technology Finance Corporation. However, there can be no assurance that our future participation in such government-led initiatives would not lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprises resulting from such government-led initiatives may have a material adverse effect on our results of operations and financial condition.

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

As of December 31, 2013, the total amount of loans provided by us to construction and shipbuilding companies in Korea amounted to ￦6,810 billion and ￦2,013 billion (in each case excluding discontinued operations), or 3.5% and 1.0% of our total loans, respectively. We also have other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts. In the case of construction companies, we also have potential exposures in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects, as well as commitments to purchase asset-backed securities secured by the assets of companies in the construction industry and other commitments we enter into relating to project financing for such real estate projects which may effectively function as guarantees.

The construction industry in Korea has experienced a downturn in recent years, due to excessive investment in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of the deterioration of the Korean economy. The shipbuilding industry in Korea has also experienced a severe downturn in recent years due to a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In response to the deteriorating financial condition and liquidity position of borrowers in the construction and shipbuilding industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in the first half of 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. In addition, in June 2010, the Financial Services Commission and the Financial Supervisory Service announced that, following credit risk evaluations conducted by six creditor financial institutions (including us) of companies in Korea with outstanding debt of ￦50 billion or more, 65 companies were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Of such 65 companies, 16 were construction-related companies and three were shipbuilding companies. The Financial Supervisory Service announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea in July 2012, in which 36 companies with outstanding debt of ￦50 billion or more (17 of which were construction-related companies, and two of which were shipbuilding companies) were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership, and in July 2013, in which 40 companies with outstanding debt of ￦50 billion or more (20 of which were construction-related companies, and three of which were shipbuilding companies) were similarly selected for restructuring. There is no assurance, however, that these measures will be successful in stabilizing the Korean construction and shipbuilding industries.

The allowance for credit losses that we have established against our credit exposures to Korean construction and shipbuilding companies may not be sufficient to cover all future losses arising from these and other exposures. If the credit quality of our exposures to Korean construction and shipbuilding companies declines, we may incur substantial additional provisions for credit loss, which could adversely impact our results of operations and financial condition. Furthermore, although a portion of our loans to construction and shipbuilding companies are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such loans.

We also have construction-related credit exposures under our project financing loans for real estate development projects in Korea. In light of the general deterioration in the asset quality of real estate project financing loans in Korea in recent years, Korean banks, including Woori Bank, implemented a uniform set of guidelines regarding the evaluation of real estate development projects and asset quality classification of project financing loans for such projects in September 2010. Under these guidelines, which became effective from the third quarter of 2010, Korean banks are generally required to apply more stringent criteria in evaluating the asset quality of real estate project financing loans. As a result, we may be required to establish additional allowances with respect to our outstanding real estate project financing loans, which could adversely affect our financial condition and results of operations.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, credit-related commitments and other exposures) as of December 31, 2013, seven were to companies that were members of the 30 largest chaebols in Korea. As of that date, the total amount of our exposures to the 30 largest chaebols was ￦25,306 billion (excluding discontinued operations), or 7.5% of our total exposures. If the credit quality of our exposures to chaebols declines, we could incur additional provisions for credit loss, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2013, our 20 largest exposures to corporate borrowers totaled ￦37,963 billion (excluding discontinued operations), which represented 11.3% of our total exposures. As of that date, our single largest corporate exposure was to the Bank of Korea, to which we had outstanding credits in the form of debt securities of ￦5,111 billion and loans in Won of ￦2,790 billion, representing 2.0% of our total exposures in the aggregate. Aside from exposure to the Korean government and government-related agencies, our next largest exposure was to Hyundai Heavy Industries, to which we had outstanding exposure of ￦1,990 billion representing 0.6% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers may require us to record substantial additional allowances and may have a material adverse impact on our results of operations and financial condition.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional provisions for credit loss required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2013, our credit exposures to companies that were in workout or corporate restructuring amounted to ￦2,620 billion (excluding discontinued operations) or 0.8% of our total credit exposures, of which ￦1,780 billion or 67.9% was classified as substandard or below and substantially all of which was classified as impaired. As of the same date, our allowance for credit losses on these credit exposures amounted to ￦933 billion, or 35.6% of these exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Including such securities, our exposures as of December 31, 2013 to companies in workout or restructuring amounted to ￦2,733 billion, or 0.8% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the

Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

We have exposure to member companies of the STX Group, and financial difficulties of these companies may adversely impact us.

Certain member companies of the STX Group, one of Korea’s top-30 chaebols, have been experiencing financial difficulties, including as a result of the prolonged slowdown in the Korean construction and shipbuilding industries since the global financial crisis commencing in the second half of 2008. STX Construction Co., Ltd. and STX Pan Ocean Co., Ltd. have been in court receivership with the Seoul Central District Court since April and June 2013, respectively. Certain other member companies of the STX Group, including STX Corporation, which is the holding company of the STX Group, and its subsidiaries STX Offshore & Shipbuilding Co., Ltd., STX Heavy Industries Co., Ltd. and STX Engine Co., Ltd., have commenced a voluntary, out-of-court debt restructuring program. Other member companies of the STX Group may also undergo out-of-court debt restructuring programs, file for court receivership or default on their debt in the future as a result of financial or operational difficulties or otherwise. As of December 31, 2013, our aggregate credit exposures to the member companies of the STX Group amounted to ￦1,268 billion (excluding discontinued operations), consisting primarily of loans extended to STX Construction, STX Corporation, STX Offshore & Shipbuilding, STX Heavy Industries and STX Engine. As of December 31, 2013, our allowance for credit losses with respect to such credit exposures to the STX Group amounted to ￦529 billion, of which ￦431 billion were with respect to credit exposures to STX Corporation, STX Offshore & Shipbuilding, STX Heavy Industries and STX Engine. Moreover, the terms of the restructuring program currently under negotiation may require the creditors, including us, to extend additional credit to such companies. To the extent that we need to set aside significant additional allowances in 2014 and beyond with respect to our current and any additional exposures to the member companies of the STX Group, such allowances may have a material adverse impact on our results of operations. Furthermore, such allowances may not be sufficient to cover all future losses arising from our exposures to these companies. In the event that the financial condition of these companies deteriorates further in the future, we may be required to record additional allowances for credit losses, as well as charge-offs and valuation or impairment losses, which may have a material adverse effect on our financial condition and results of operations.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans amounted to ￦72,914 billion as of December 31, 2011, ￦78,811 billion as of December 31, 2012 and ￦71,041 billion (excluding discontinued operations) as of December 31, 2013. Our credit card portfolio amounted to ￦4,592 billion as of December 31, 2011, ￦4,505 billion as of December 31, 2012 and ￦4,209 billion (excluding discontinued operations) as of December 31, 2013. As of December 31, 2013, our consumer loans and credit card receivables represented 36.7% and 2.2% of our total lending, respectively. See “Item 4B. Business Overview—Consumer Banking—Lending Activities” and “Item 4B. Business Overview—Credit Cards—Products and Services.”

The growth in our consumer loan portfolio in recent years, together with adverse economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in asset quality. The amount of our consumer loans classified as substandard or below was ￦396 billion (or 0.5% of our consumer loan portfolio) as of December 31, 2011, ￦441 billion (or 0.6% of our consumer loan portfolio) as of December 31, 2012 and ￦454 billion (excluding discontinued operations) (or 0.6% of our consumer loan portfolio) as of December 31, 2013. We charged off consumer loans amounting to ￦180 billion in 2013, as compared to ￦190 billion in 2012 and ￦89 billion in 2011, and recorded provisions for credit loss in respect of consumer loans of ￦238 billion in 2013, as compared to ￦242 billion in 2012 and ￦158 billion in 2011. Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, amounted to ￦27,935 billion, or 28.7% of our total outstanding consumer loans, as of December 31, 2011, ￦22,785 billion, or 28.9% of our total outstanding consumer loans, as of December 31, 2012 and ￦20,673 billion (excluding discontinued operations), or 29.1% of our total outstanding consumer loans, as of December 31, 2013.

In our credit card segment, outstanding balances overdue by 30 days or more amounted to ￦92 billion, or 2.0% of our credit card receivables, as of December 31, 2011, ￦87 billion, or 1.9% of our credit card receivables, as of December 31, 2012 and ￦76 billion (excluding discontinued operations), or 1.8% of our credit card receivables, as of December 31, 2013. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2013, these restructured loans amounted to ￦73 billion, or 1.7% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 3.4% of our credit card balances as of December 31, 2013. We charged off credit card balances amounting to ￦172 billion in 2013, as compared to ￦186 billion in 2012 and ￦142 billion in 2011, and recorded provisions for credit loss in respect of credit card balances of ￦125 billion (excluding discontinued operations) in 2013, as compared to ￦152 billion in 2012 and ￦115 billion in 2011. Delinquencies may increase in the future as a result of, among other things, adverse economic conditions in Korea, difficulties experienced by other credit card issuers that adversely affect our customers, additional government regulation or the inability of Korean consumers to manage increased household debt. In addition, as a part of our strategy to enhance our credit card operations and increase its synergies with our other businesses, in April 2013, we effected a horizontal spin-off of the credit card business of Woori Bank. As a result, the former credit card business of Woori Bank is operated by a newly established wholly-owned subsidiary of ours, Woori Card Co., Ltd. However, we may not be able to realize the anticipated benefits of this spin-off due to various factors, including increased expenses arising from the operation of a separate credit card company, unexpected business disruptions, difficulties in reorganizing personnel and administrative functions and potential loss of customers.

A deterioration of the asset quality of our consumer loan and credit card portfolios would require us to record increased provisions for credit loss and charge-offs and will adversely affect our financial condition and results of operations. In addition, our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that hurt those consumers could result in further deterioration in the credit quality of our consumer loan and credit card portfolios. For example, a rise in unemployment or an increase in interest rates in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults.

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following successive extensions by the Korean government, is expected to continue indefinitely. Under the pre-workout program, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of less than ￦500 million who are in arrears on their payments for more than 30 days but less than 90 days. The aggregate amount of consumer credit (including credit card receivables) provided by Woori Bank which became subject to the pre-workout program in 2013 was ￦19 billion. While we believe that our participation in such pre-workout program has not had a material impact on the overall credit quality of our consumer loan and credit card portfolio or on our results of operations and financial condition to date, our future participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

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

Risks relating to our financial holding company structure and strategy

The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.

In June 2013, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced its latest plan to privatize us. The privatization plan provides for the segregation of us and our subsidiaries into three groups of entities and the disposal of the Korean government’s interest in these entities, which is held through the KDIC in a series of transactions, as follows:

•

Kwangju Bank and Kyongnam Bank. In May 2014, we plan to establish KJB Financial Group Co., Ltd. and KNB Financial Group Co., Ltd. through a spin-off of our businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, respectively. As a result of such spin-off, KJB Financial Group will own the shares of Kwangju Bank currently held by us, and KNB Financial Group will own the shares of Kyongnam Bank currently held by us. We will no longer own any shares of Kwangju Bank or Kyongnam Bank, and neither they nor their new holding companies will be our subsidiaries, after the spin-off. See “Item 4A. History and Development of the Company—Privatization Plan—Spin-off of Kwangju Bank and Kyongnam Bank.” Following such spin-off, each of these banks will be merged with its holding company, with the banks becoming the surviving entities of such mergers. The KDIC will then sell its 56.97% ownership interest in each such merged entity. The preparatory process for these transactions commenced in July 2013. In December 2013, JB Financial Group and BS Financial Group were selected as the preferred bidders to purchase the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank, respectively. No definitive agreements for the sale of the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank have been entered into between the KDIC and the relevant preferred bidders.

•

Woori Investment & Securities and Other Subsidiaries. We have sold or plan to sell our ownership interest in Woori Investment & Securities and certain other subsidiaries, including Woori Asset Management, Woori Aviva Life Insurance, Woori FG Savings Bank, Woori F&I and Woori Financial. The preparatory process for these transactions commenced in July 2013. In March 2014, we sold our 52% ownership interest in Woori Financial to KB Financial Group Inc. We also entered into share purchase agreements for (i) the sale of our 100% ownership interest in Woori Asset Management to Kiwoom Securities Co., Ltd. in February 2014, (ii) the sale of our 100% ownership interest in Woori F&I to Daishin Securities Co., Ltd. in April 2014 and (iii) the collective sale of our 37.9% ownership interest in Woori Investment & Securities, 51.6% ownership interest in Woori Aviva Life Insurance and 100% ownership interest in Woori FG Savings Bank to NongHyup Financial Group Inc. in April 2014. See “Item 4A. History and Development of the Company—Privatization Plan—Disposal of Woori Financial, Woori Asset Management, Woori F&I , Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank.”

•

Woori Bank. Following the spin-off of our businesses related to Kwangju Bank and Kyongnam Bank and the sales of Woori Investment & Securities and other subsidiaries as described above, we plan to merge our holding company with Woori Bank, after which the KDIC will sell all or a part of its 56.97% ownership interest in the merged entity. Our remaining subsidiaries, including Woori Card, Woori Private Equity, Woori FIS, Woori Investment Bank (formerly Kumho Investment Bank) and Woori Finance Research Institute, as well as any subsidiaries that have not been otherwise sold by such time, will become subsidiaries of the merged entity as a result of such merger. The timing and structure of the merger and sale remain uncertain.

However, the privatization plan with respect to us and our subsidiaries may be changed by the Korean government, or its further implementation may be delayed, depending on market conditions and other factors, and accordingly there is no guarantee that such plan will be implemented as contemplated.

The implementation of the Korean government’s privatization plan will allow the KDIC to recover public funds previously injected into us and is therefore in the Korean government’s interest. However, the implementation of the plan will have a significant impact on us. For example, the spin-off of Kwangju Bank and Kyongnam Bank, the disposal of Woori Investment & Securities and other non-banking subsidiaries, the loss of our status as a large and diversified financial group and the loss of the Korean government as our controlling shareholder may hurt our competitive position and may have a material adverse effect on our business, financial condition and results of operations, as well as our credit profile and credit ratings. Furthermore, the implementation of the privatization plan will lead to diversion of management attention from the day-to-day operations of, and may result in significant labor unrest at, our company and our subsidiaries. In addition, the merger of our holding company with Woori Bank and the sale of the merged entity to one or more third parties may result in a change in our management and may require the merged entity to integrate its operations and systems with those of the purchasers or their affiliates and to reorganize or reduce overlapping personnel, branches, networks and administrative functions. There is also no guarantee that the various transactions provided for in the privatization plan will not result in unintended adverse tax consequences for us and our subsidiaries, as well as our shareholders. Accordingly, the implementation of the privatization plan may have a material adverse effect on the trading price of our common stock and American depositary shares, or ADSs, and your interests as a shareholder.

We may not be successful in taking advantage of our integrated financial holding company structure.

To the extent that all or parts of the Korean government’s privatization plan with respect to us and our subsidiaries are not implemented or are delayed, we may remain a diversified financial group under a financial holding company structure. See “—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” Our success under a financial holding company structure depends on our ability to take advantage of our large existing base of retail and corporate banking customers and to implement a strategy of developing and cross-selling diverse financial products and services to them. As part of this strategy, we may continue to standardize and upgrade the risk management operations of our subsidiaries and diversify our product offerings. The implementation of these and other plans that we may pursue to take advantage of our integrated financial holding company structure may require additional investments of capital, infrastructure, human resources and management attention and entails certain risks, including the possibility that:

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

We may fail to realize the anticipated benefits relating to our reorganization and expansion plans and any future mergers or acquisitions that we may pursue.

To the extent that all or parts of the Korean government’s privatization plan with respect to us and our subsidiaries are not implemented or are delayed, we may remain a diversified financial group under a financial holding company structure. See “—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” Our success under a financial holding company structure depends on our ability to implement our reorganization and expansion plans and to realize the anticipated synergies, growth opportunities and cost savings from coordinating the businesses of our various subsidiaries. As part of these plans, we acquired a 51.0% interest in LIG Life Insurance in April 2008, which was subsequently renamed Woori Aviva Life Insurance. Furthermore, we purchased certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank in March 2011 and Solomon Savings Bank in September 2012 through our wholly-owned subsidiary, Woori FG Savings Bank Co., Ltd. In addition, in April 2013, we spun off the credit card business of Woori Bank into a newly established wholly-owned subsidiary, Woori Card. In June 2013, through an internal reorganization, Kumho Investment Bank (subsequently renamed Woori Investment Bank), which was previously a subsidiary of Woori Private Equity and primarily engages in corporate and investment banking activities, became a consolidated subsidiary.

As part of our strategy, we may also continue to seek opportunities to expand our overseas operations, including potentially through acquisitions and investments in Asia, the U.S. and Europe. For example, in January 2014, we completed the purchase of an additional 27% equity interest through Woori Bank (in addition to the 6% equity interest we previously acquired through our indirect subsidiary P.T. Bank Woori Indonesia) in P.T. Bank Himpunan Saudara 1906, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia, for a purchase price of approximately US$51 million. As a result, we became the second largest shareholder of this entity, and we plan to merge it in the future with P.T. Bank Woori Indonesia.

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

The continued implementation of our reorganization and expansion plans, as well as any future integration plans that we may adopt in connection with our mergers or acquisitions or otherwise, and the realization of the anticipated benefits of our current financial holding company structure and any mergers or acquisitions we decide to pursue may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

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

Accordingly, we may not be able to realize the anticipated benefits of our current or any future reorganization and expansion plans and any future mergers or acquisitions that we pursue or undergo, and our business, results of operations and financial condition may suffer as a result.

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

To the extent that all or parts of the Korean government’s privatization plan with respect to us and our subsidiaries are not implemented or are delayed, we may remain a diversified financial group under a financial holding company structure. See “—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” If so, we will remain a financial holding company with no significant assets other than the shares of our subsidiaries. Our primary sources of funding and liquidity are dividends from our subsidiaries, direct borrowings and issuances of equity or debt securities at the holding company level. In addition, as a financial holding company, we are required to meet certain minimum financial ratios under Korean law, including with respect to liquidity, leverage and capital adequacy. Our ability to meet our obligations to our direct creditors and employees and our other liquidity needs and regulatory requirements at the holding company level depends on timely and adequate distributions from our subsidiaries and our ability to sell our securities or obtain credit from our lenders.

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

To the extent we remain a financial holding company, our principal assets will be the shares of our subsidiaries, and our ability to pay dividends on our common stock will largely depend on dividend payments from those subsidiaries. Those dividend payments are subject to the Korean Commercial Code, the Bank Act and regulatory limitations, generally based on capital levels and retained earnings, imposed by the various regulatory agencies with authority over those entities. The ability of Woori Bank to pay dividends is subject to regulatory restrictions to the extent that paying dividends would impair its nonconsolidated profitability, financial condition or other cash flow needs. For example:

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

In addition, we and our subsidiaries may not be able to pay dividends to the extent that such payments would result in a failure to meet any of the applicable financial targets under our respective memoranda of understanding with the KDIC. See “—Other risks relating to our business—Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, Woori Bank and the KDIC may result in substantial harm to us or Woori Bank.”

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

In addition, we believe that regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012. We expect that consolidation in the financial industry will continue, including as a result of the implementation of the Korean government’s privatization plan with respect to us and our subsidiaries. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly, our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

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

While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in the remainder of 2014 and beyond remain uncertain. Starting in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the financial difficulties affecting many governments worldwide, in particular in Cyprus, Greece, Spain, Italy and Portugal, and the slowdown of economic growth in major emerging market economies, as well as concerns regarding the potential economic impact of the recently commenced scale-down by the U.S. Federal Reserve Board of its “quantitative easing” stimulus program. In addition, continuing negotiations regarding Iran’s nuclear program and sanctions adopted by the international community in response, as well as political and social instability in the Ukraine and in various countries in the Middle East and Northern Africa, including in Syria, Egypt and Libya, have resulted in volatility and uncertainty in the global energy markets. Furthermore, in response to China’s slowing gross domestic product growth rates that began in 2011, the Chinese government has implemented stimulus measures but the overall impact of such measures remains uncertain. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates.

Our risk management system may not be effective in mitigating risk and loss.

We seek to monitor and manage our risk exposure through a group-wide, standardized risk management system, encompassing a multi-tiered risk management governance structure under our Group Risk Management Committee, Woori Bank’s centralized credit risk management system called the CREPIA system, reporting and monitoring systems, early warning systems and other risk management infrastructure, using a variety of risk management strategies and techniques. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” However, such risk management strategies and techniques employed by us and the judgments that accompany their application cannot anticipate the economic and financial outcome in all market environments, and many of the our risk management strategies and techniques have a basis in historic market behavior that may limit the effectiveness of such strategies and techniques in times of significant market stress or other unforeseen circumstances. Furthermore, our risk management strategies may not be effective in a difficult or less liquid market environment, as other market participants may be attempting to use the same or similar strategies as us to deal with such market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants.

Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, Woori Bank and the KDIC may result in substantial harm to us or Woori Bank.

Under the current terms of the memoranda of understanding entered into among us, Woori Bank and the KDIC, we and Woori Bank are required to meet certain financial and business targets on a semi-annual and/or quarterly basis until the end of 2014. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As a result of deteriorating economic and financial market conditions in Korea and globally, both we and Woori Bank have failed to meet certain of our respective targets in recent years. For example, in February and October 2010 and February 2011, the KDIC imposed institutional warnings on Woori Bank in connection with its failure to meet its financial targets with respect to operating income per employee as of September 30, 2009, return on assets and non-performing loan ratio as of June 30, 2010 and non-performing loan ratio as of September 30, 2010. In April 2011, the KDIC imposed another institutional warning on us and Woori Bank, as well as a warning on the former chief executive officer of Woori Bank, in connection with our and Woori Bank’s failure to meet the financial targets with respect to our non-performing loan ratio and Woori Bank’s return on assets as of December 31, 2010. While Woori Bank failed to meet its financial targets for return on assets and non-performing loan ratio as of December 31, 2013, and we failed to meet our financial targets for return on assets, expense-to-revenue ratio and non-performing loan ratio as of December 31, 2013, the KDIC has yet to impose any sanctions on Woori Bank or us. We and Woori Bank entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC in March 2014.

If we or Woori Bank fail to satisfy our obligations under the current or any new memoranda of understanding in the future, the Korean government, through the KDIC, may impose penalties on us or Woori Bank. These penalties could include the replacement of our senior management, sale of our assets, restructuring of our organization, restrictions on our business, including a suspension or transfer of our business, and elimination or reduction of existing equity. Accordingly, our failure to meet the obligations in the memoranda of understanding may result in harm to our business, financial condition and results of operations.

We have provided certain assets as collateral in connection with our secured borrowings and could be required to make payments and realize losses in the future relating to those assets.

We have provided certain assets as collateral for our secured borrowings in recent years. These secured borrowings often take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our statements of financial position. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. As of December 31, 2013, the aggregate amount of assets we had provided as collateral for our secured borrowings was ￦20,529 billion (excluding discontinued operations). As of that date, we had established allowances of ￦67 billion in respect of possible losses on those assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets to the extent those payments or recovery shortfalls exceed our allowances.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

Interest rates in Korea have been subject to significant fluctuations in recent years. In late 2008 and early 2009, the Bank of Korea reduced its policy rate by a total of 325 basis points to support Korea’s economy amid the global financial crisis, and left the key interest rate unchanged at 2.00% throughout 2009. In an effort to stem inflation amid improved growth prospects, the Bank of Korea increased its policy rate to 2.25% in July 2010, 2.50% in November 2010, 2.75% in January 2011, 3.00% in March 2011 and 3.25% in June 2011. The Bank of Korea reduced its policy rate to 3.00% in July 2012 and further reduced such rate to 2.75% in October 2012 and 2.50% in May 2013 to support Korea’s economy in light of uncertain global economic prospects. All else being equal, an increase in interest rates leads to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2013, approximately 94.2% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.

Most financial institutions in Korea, including our subsidiaries, have experienced periods of labor unrest. As part of our reorganization and expansion plans, we have transferred or merged some of the businesses operations of our subsidiaries into one or more entities and implemented other forms of corporate and operational restructuring. Furthermore, the Korean government’s privatization plan with respect to us and our subsidiaries contemplates significant corporate and organizational changes, including dispositions and mergers. See “—Risks relating to our financial holding company structure and strategy—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” We may also decide to implement other organizational or operational changes, as well as acquisitions or dispositions, in the future. Such efforts have in the past been met with significant opposition from labor unions in Korea. Actual or threatened labor disputes may in the future disrupt the reorganization process and our business operations, which in turn may hurt our financial condition and results of operations.

The secondary market for corporate bonds in Korea is not fully developed, and, as a result, we may not be able to realize the full “marked-to-market” value of debt securities we hold when we sell any of those securities.

As of December 31, 2013, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the KDIC, the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea, among others) with a total book value of ￦1,837 billion (excluding discontinued operations) in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated statements of financial position is determined by references to suggested prices posted by Korean rating agencies, which measure prices based on observable market data. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We and Woori Bank may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, both we and Woori Bank are currently required to maintain a minimum Tier I common equity capital adequacy ratio of 4.0%, Tier I capital adequacy ratio of 5.5% and combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated basis. In addition, the current terms of the memoranda of understanding among us, Woori Bank and the KDIC require us and Woori Bank to meet specified capital adequacy ratio requirements. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As of December 31, 2013, our Tier I common equity capital, Tier I capital and combined Tier I and Tier II capital ratios were 7.39%, 10.11% and 13.01%, respectively, and Woori Bank’s Tier I common equity capital, Tier I capital and combined Tier I and Tier II capital ratios were 11.05%, 12.68%, and 15.52%, respectively, which exceeded the minimum levels required by both the Financial Services Commission and such memoranda. However, our capital base and capital adequacy ratio may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, or if we are not able to deploy our funding into suitably low-risk assets. To the extent that we or Woori Bank fails to maintain our capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on us ranging from a warning to suspension or revocation of our licenses.

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and counter-cyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision began phasing in the new set of measures, referred to as Basel III, starting from 2013. In May 2013, the Financial Services Commission announced that major Asian countries have already implemented Basel III in the first quarter of 2013 and that the proposed Basel III measures relating to stricter minimum capital ratio requirements will be implemented in Korea starting from December 1, 2013. In July 2013 and September 2013, the Financial Services Commission promulgated amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of

Tier I common equity capital (which principally includes equity capital, capital surplus and retained earnings less reserve for credit losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios increased to 4.0% and 5.5%, respectively, from January 1, 2014 and will increase further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase in stages to 2.5% by 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

In addition to the OFAC sanctions described above, the United States maintains programs under, among others, the Iran Sanctions Act, the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, or CISADA, the National Defense Authorization Act for Fiscal Year 2012, or the NDAA, the Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA, various Executive Orders, and the Iran Freedom and Counter-Proliferation Act of 2012, or IFCA, (which we refer to collectively as the indirect U.S. sanctions), that provide authority for the imposition of U.S. sanctions on foreign parties that provide services (including banking services and financing) in support of certain Iranian activities in the energy, shipping and military sectors, among others. A range of sanctions may be imposed on companies that engage in sanctionable activities, including among other things the blocking of any property subject to U.S. jurisdiction in which the sanctioned company has an interest, which could include a prohibition on transactions or dealings involving securities of the sanctioned company pursuant to CISADA. The indirect U.S. sanctions also target foreign financial institutions that, among other things: (i) facilitate significant transactions with, or provide significant financial services to, U.S.-sanctioned Iranian persons designated in connection with terrorism or weapons of mass destruction, or linked to the Iranian Revolutionary Guard Corps; (ii) facilitate the activities of a person subject to United Nations sanctions against Iran (or any person acting on behalf of, or owned or controlled by, such a person); (iii) knowingly facilitate transactions connected to Iranian terrorism or weapons of mass destruction activities; or (iv) knowingly conduct or facilitate significant financial transactions for the purchase of petrochemical products from Iran. Financial institutions engaging in targeted activity could be sanctioned by termination or restriction of their ability to maintain correspondent accounts in the United States, or “correspondent account transactions.” The imposition of sanctions against foreign financial institutions pursuant to the indirect U.S. sanctions is not automatic, requiring further action by the U.S. administration.

The indirect U.S. sanctions were extended under the NDAA (as amended by the ITRA) to cover foreign financial institutions (whether or not owned or controlled by a foreign government) that conduct or facilitate significant transactions with the Bank Markazi Jomhouri Islami, also referred to as the Central Bank of Iran or CBI, and certain other Iranian financial institutions designated on OFAC’s list of specially designated nationals, or facilitate significant transactions for the purchase of Iranian petroleum and petroleum products. Additionally, under the ITRA and subsequent OFAC regulations, foreign financial institutions that conduct or facilitate significant financial transactions involving the National Iranian Oil Company or the National Iranian Tanker Company could be subject to the above-described U.S. correspondent account sanctions or CISADA sanctions. However, an important series of exceptions applies to transactions for the purchase of goods and services produced in or substantially transformed in Iran, including Iranian petroleum or petroleum products, and certain exports of goods and services of the importing country, in each case subject to a number of conditions. First, the country with primary jurisdiction over the financial institution involved in the transaction, or the “home country,” must have received a periodic determination from the U.S. President that it has significantly reduced its purchases of Iranian crude oil. Second, the exempt transactions are limited to bilateral trade between the home country and Iran, involving only the sale of goods and services produced in or substantially transformed in the home country and Iranian-origin goods and services. No payment may be provided to the Iranian parties or transferred outside the home country; instead, any funds attributable to purchases of Iranian origin goods and services (including petroleum products) must be deposited in restricted accounts at the home country financial institution. The funds in these accounts can be used only (a) for purchases by Iran of goods or services originating in the home country that are exported or sold directly to Iran, or for certain purchases of food and medical goods subject to a humanitarian exemption, or (b) for transfer to a restricted account at the same home country financial institution for later use for the same permitted purposes. Any payments from the restricted account must be made to an account in the home country of a person or entity exporting goods or services to Iran that is a citizen of, or organized under the laws of, the home country and is not owned or controlled by the government of Iran. The Iranian entities involved cannot withdraw funds directly from the restricted accounts or transfer them to accounts in a third country.

On June 12, 2012, the U.S. Department of State announced that Korea was one of several countries that has significantly reduced the volume of crude oil imports from Iran. Pursuant to successive renewals, on November 29, 2013, Korea has been included again in the list of such countries, and Korean financial institutions will be eligible for the exception from the potential U.S. sanctions under the NDAA (subject to the conditions above) until May 28, 2014. Future renewals of the exception based on the significant reduction determination will depend on further reduction in Korean oil purchases from Iran and cannot be assured. However, on November 23, 2013, the U.S., along with China, France, Russia, United Kingdom and Germany (referred to as the P5+1) reached an interim agreement (referred to as the Joint Plan of Action, or the JPOA) with Iran providing for, among other things, “limited, temporary, targeted, and reversible relief” to certain sanctions targeting Iran. Pursuant to the JPOA, Korea would not be required to further reduce its oil purchases between January 20, 2014 and July 20, 2014 below its then-current average level of imports in order to qualify for the exemption to potential U.S. sanctions under the NDAA. (Other existing requirements for crude oil purchases from Iran remain unaffected by the JPOA.) There can be no assurance that the relief provided by the JPOA will be renewed, or will not be reversed. The JPOA also provides for the repatriation of certain Iranian restricted funds held abroad.

Under the IFCA, further sanctions and restrictions on the significant reduction exception apply. A foreign financial institution could be subject to the above-described U.S. correspondent account sanctions or CISADA sanctions if it knowingly conducts or facilitates, on or after July 1, 2013, any significant financial transaction for the sale, supply or transfer to or from Iran of goods or services used in connection with the energy, shipping and shipbuilding sectors of Iran, or on behalf of any Iranian person on OFAC’s list of specially designated nationals.

The significant reduction exception applies to purchases of petroleum or petroleum products from Iran and related exports of home country goods to Iran under the terms above, but an additional condition that the goods exported to Iran may not violate or be sanctionable under any U.S. law applies. For example, the sale of goods destined for the energy sector is not eligible for the significant reduction exception to indirect U.S. sanctions even if all other conditions are met. Additionally, under the IFCA, transactions for the sale, supply or transfer to or from Iran of natural gas are required to comply with conditions paralleling the significant reduction exemption in order to avoid the risk of U.S. sanctions. Iran has also been designated as a “jurisdiction of primary money laundering concern” under Section 311 of the USA PATRIOT Act, potentially subjecting banks dealing with Iranian financial institutions to increased regulatory scrutiny.

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

In 2013, we and our affiliates engaged in the following activities relating to Iran:

•

Woori Bank operates certain accounts for CBI, which were opened by CBI pursuant to a service agreement entered into by Woori Bank and CBI in September 2010 to facilitate trade between Korea and Iran. The accounts opened by CBI consist of Won-denominated accounts that are used for the settlement of exports of goods produced or substantially transformed in Korea to Iran by Korean exporters and Won, U.S. dollar, euro and Japanese Yen-denominated accounts (of which only the Won accounts are currently in use) that are used for the settlement of imports of oil and natural gas from Iran by Korean importers. By the terms of the service agreement (as amended) between Woori Bank and CBI, settlement of export and import transaction payments due from Iranian entities to Korean exporters or from Korean importers to Iranian entities through such accounts opened by CBI are effected by crediting or debiting the relevant amount to or from the applicable accounts while a corresponding payment of funds is made to or from an Iranian bank by CBI. Any funds deposited for the account of Iranian entities as a result of Korean imports of oil and gas may only be used by transferring them to the Won-denominated account and then making payment to accounts of Korean persons and entities opened at financial institutions in Korea in respect of Korean-origin exports to Iran. No transfers of funds may be made from these accounts to Iran, to Iranian accounts in any third country, or for any other use. Furthermore, the applicable laws and regulations and banking guidelines of Korea require that trade transactions between Korean and Iranian parties be subject to prior certification and clearance by relevant Korean governmental authorities (or organizations designated thereby) to ensure compliance with Korean economic sanctions and export controls against Iran, and the settlement of payments through the accounts opened by CBI at Woori Bank are not permitted without such prior certification and clearance. In 2013, the total fee revenue from maintaining the CBI accounts amounted to approximately ￦128 million (which represented approximately 0.001% of our total revenue). As there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from maintaining the CBI accounts also amounted to approximately ￦128 million (which represented approximately 0.04% of our total net income before tax). Woori Bank intends to continue maintaining the accounts opened by CBI within the current scope of services, to the extent such activity is permitted under, or otherwise exempted from, the indirect U.S. sanctions or other applicable sanctions.

•

Woori Bank also provides limited export-import financing services to Korean exporters and importers in connection with their trade transactions with Iran that are permitted under the relevant Korean sanctions and not subject to the indirect U.S. sanctions, primarily by discounting, advising on or issuing letters of credit, and to a lesser extent, issuing performance bonds on behalf of Korean contractors with respect to

Iranian construction projects permitted under the relevant Korean sanctions and not subject to the indirect U.S. sanctions. All such transactions are settled through the accounts opened by CBI at Woori Bank as described above. In 2013, our total fee revenue from such export-import financing services amounted to approximately ￦3 billion (which represented approximately 0.03% of our total revenue), while our net income before tax from such activities (net of expenses directly applicable to such activities based on our internal management accounts) amounted to approximately ￦2 billion (which represented approximately 0.66% of our total net income before tax). Woori Bank intends to continue providing the export-import financing services with its current scope, to the extent such activity is permitted under, or otherwise exempted from, the indirect U.S. sanctions or other applicable sanctions.

•

Woori Bank also maintains a limited number of deposit accounts in Korea for a certain Iranian financial institution which is currently on the list of specially designated nationals maintained by OFAC (with an “IFSR” designation). Under Korean customer protection requirements, we are unable to provide specific information identifying this Iranian financial institution or the volume of its deposits, which constitute less than 0.05% of the Woori Bank’s total deposit base. These accounts were opened at Woori Bank before such Iranian financial institution was added to OFAC’s list of specially designated nationals, and under Korean law, these financial institutions are generally unable to repatriate the amounts in these accounts from Korea without specific authorization of the Korean authorities. As a Korean bank is generally prohibited under Korean law from unilaterally terminating a deposit account without the consent of the depositor, Woori Bank does not currently have plans to terminate these deposit accounts. In 2013, there were no fee revenues from maintaining such deposit accounts, and there were no expenses directly applicable to such activities under our internal management accounts.

In addition, pursuant to a request from the U.S. government received in March 2014, and authorization from the competent Korean authorities, Woori Bank released US$550 million in April 2014 from the Won-denominated accounts of CBI maintained by Woori Bank to the accounts of CBI located outside Korea. We understand that this request was in furtherance of the JPOA agreed between the P5+1 and Iran, described above.

We believe that our activities relating to Iran are not sanctionable under the applicable U.S. sanctions law and OFAC regulation, and, assuming the President of the United States continues to renew the appropriate determinations that Korea has significantly reduced its purchases of Iranian crude oil (or the temporary relief under the JPOA is extended beyond July 20, 2014), would not be sanctionable under applicable U.S. sanctions law and OFAC regulation. However, there can be no assurances that the President of the United States will make such a determination (or that the temporary relief under the JPOA will be extended), and even if the determination is renewed (or the temporary relief under the JPOA is extended), there is no guarantee that our activities relating to Iran will not be found to violate OFAC sanctions or involve sanctionable activity under the indirect U.S. sanctions, or that any other government will not determine that our activities violate applicable sanctions of other countries. Moreover, sanctions against Iran are evolving rapidly, and future changes in law could also adversely affect us.

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

We provide Internet banking services (including mobile and smartphone banking services) to our retail and corporate customers, which require sensitive customer information, including passwords and account information, to be transferred over a secure connection on the Internet. However, connections on the Internet, although secure, are not free from security breaches. We may experience security breaches in connection with our Internet banking service in the future, which may result in regulatory sanctions as well as liability to our customers and third parties and materially and adversely affect our business.

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

The Korean government, through the KDIC, currently owns 56.97% of our outstanding common stock, although it is in the process of implementing a privatization plan with respect to us and our subsidiaries pursuant to which it intends to dispose of such common stock. See “—Risks relating to our financial holding company structure and strategy—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” So long as the Korean government remains our controlling stockholder, it will have the ability to cause us to take actions or pursue policy objectives that may conflict with the interests of our other stockholders. For example, in order to further its public policy goals, the Korean government could request that we participate with respect to a takeover of a troubled financial institution or encourage us to provide financial support to particular entities or sectors. Such actions or others that are not consistent with maximizing our profits or the value of our common stock may have an adverse impact on our results of operations and financial condition and may cause the price of our common stock and ADSs to decline.

In addition, pursuant to the terms of our memorandum of understanding with the KDIC, we are required to take any necessary action (including share buybacks and payment of dividends) to return to the KDIC the funds it injected into us and our subsidiaries, so long as such action does not cause a material adverse effect on the normalization of our business operations as contemplated by the memorandum of understanding. Any action that we take as a result of this requirement may favor the KDIC over our other stockholders and may therefore be against your interests.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3A. Selected Financial Data—Exchange Rates.” Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies in recent years. Future declines in the Korea Composite Stock Price Index, known as the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

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

•	further decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer or small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	increasing levels of household debt;

•	difficulties in the financial sector in Korea, including the savings bank sector;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-il’s third son, Kim Jong-un, has assumed power as his father’s designated successor, the long-term outcome of such leadership transition remains uncertain.

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

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate was 3.2% in 2012 and decreased to 3.1% in 2013. Future increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. Furthermore, the government’s privatization plan with respect to us and our subsidiaries contemplates significant corporate and organizational changes including a merger between us and Woori Bank and the subsequent sale of such merged entity, which may lead to labor unrest among our employees. See “Item 4A. History and Development of the Company—Privatization Plan.” Any of these developments may have an adverse effect on our financial condition and results of operations.

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

In June 2013, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced its latest plan to privatize us. The privatization plan provides for the segregation of us and our subsidiaries into three groups of entities and the disposal of the Korean government’s interest in these entities held through the KDIC, in a series of transactions, some of which are currently pending. See “—Risks relating to our financial holding company structure and strategy—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” The privatization plan may be changed by the Korean government, or its further implementation may be delayed, depending on market conditions and other factors. Furthermore, if such plan proceeds, our privatization may entail the merger of our holding company with our subsidiary, Woori Bank. We do not know precisely when, how or what percentage of our shares owned by the KDIC will ultimately be disposed of, or to whom such shares will be sold, or when and how our holding company may be merged with Woori Bank. As a result, we cannot predict the impact of any such transactions on us or our stock prices. The implementation of the Korean government’s privatization plan with respect to us and our subsidiaries, including future sales of our common stock by the KDIC and future merger of our holding company with Woori Bank, or the possibility that such transactions may occur, could adversely affect the prevailing market prices of our common stock and ADSs.

Ownership of our common stock is restricted under Korean law.

Under the Financial Holding Company Act, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the issued and outstanding shares of voting stock of a bank holding company such as us that controls a nationwide bank, with the exception of certain stockholders that are non-financial business group companies, whose applicable limit has been reduced from 9.0% to 4.0% pursuant to an amendment of the Financial Holding Company Act which became effective from February 14, 2014. To the extent that the total number of shares of our common stock (including those represented by ADSs) that you and your affiliates own together exceeds the applicable limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal. Non-financial business group companies can no longer acquire more than 4.0% of the issued and outstanding shares of voting stock of a bank holding company pursuant to the amended Financial Holding Company Act, which grants an exception for non-financial business group companies which, at the time of the enactment of the amended provisions, held more than 4.0% of the shares thereof with the approval of the Financial Services Commission before the amendment. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.”

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

•

the depositary has received the documents that are required to be delivered under the terms of the deposit agreement, which may include confirmation that a registration statement filed by us under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is in effect with respect to those shares or that the offering and sale of those shares is exempt from or is not subject to the registration requirements of the Securities Act; and

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 1,999.22 on April 21, 2014. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Overview

Woori Finance Holdings was incorporated as Korea’s first financial holding company on March 27, 2001 and commenced commercial operations on April 2, 2001. We were established by the KDIC to consolidate the Korean government’s interests in:

•	four commercial banks (Hanvit Bank (since renamed Woori Bank), Kwangju Bank, Kyongnam Bank and Peace Bank of Korea (since renamed Woori Credit Card and merged with Woori Bank)),

•	one merchant bank (Hanaro Merchant Bank (since renamed Woori Investment Bank and merged with Woori Bank)), and

•	a number of other smaller financial institutions.

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

Our legal and commercial name is Woori Finance Holdings Co., Ltd. Our registered office and corporate headquarters are located at 51, Sogong-ro, Jung-gu, Seoul, Korea. Our telephone number is 822-2125-2000. Our website address is http://www.woorifg.com.

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

Commercial Banking Operations. The Korean government, through the Financial Services Commission, decided in December 2000 to write down the capital of each of Hanvit Bank (now Woori Bank), Kwangju Bank, Kyongnam Bank and Peace Bank of Korea (which was renamed Woori Credit Card and eventually merged with Woori Bank) to zero. It accomplished this by having the Financial Services Commission issue a capital reduction order with respect to these banks pursuant to its regulatory authority. The Korean government also decided to recapitalize these banks by injecting public funds through the KDIC. In December 2000, the KDIC made initial capital injections to Hanvit Bank (￦2,764 billion), Kwangju Bank (￦170 billion), Kyongnam Bank (￦259 billion) and Peace Bank of Korea (￦273 billion), in return for new shares of those banks. The KDIC also agreed to make additional capital contributions, not involving the issuance of new shares, in the future, which were made in September 2001 to Hanvit Bank (￦1,877 billion), Kwangju Bank (￦273 billion), Kyongnam Bank (￦94 billion) and Peace Bank of Korea (￦339 billion).

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

Formation of Financial Holding Company. In January 2001, Hanvit Bank, Kwangju Bank, Kyongnam Bank, Peace Bank of Korea and Hanaro Merchant Bank agreed in principle to consolidate and become subsidiaries of a new financial holding company. In July 2001, each entity entered into a memorandum of understanding with us, and we entered into a separate memorandum of understanding with the KDIC. These memoranda of understanding along with those entered between such subsidiaries and the KDIC, which are described in more detail below, established the basis for the relationships among us, our commercial banking subsidiaries and the KDIC. These memoranda set forth, among other things, financial targets and restructuring objectives that we and our commercial banking subsidiaries were expected to satisfy in order to create a fully integrated financial services provider and to enable the KDIC to recover the public funds used to recapitalize our commercial banking subsidiaries. On March 27, 2001, the KDIC transferred all of its shares in each of Hanvit Bank, Kwangju Bank, Kyongnam Bank, Peace Bank of Korea and Hanaro Merchant Bank to our company in exchange for our newly issued shares. Accordingly, we became the sole owner of those subsidiaries. We subsequently listed our shares on the KRX KOSPI Market on June 24, 2002.

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

Labor-Government Agreement. Under a December 2000 agreement between our subsidiaries’ labor unions and the Korean government, we control the management strategies of our subsidiaries and have the ability to dispose of overlapping business lines. Pursuant to this agreement, any downsizing that may be required in connection with the reorganization of our subsidiaries’ operations should be implemented based on separate agreements concluded between us and our subsidiaries’ labor unions. In July 2002, we reached an agreement with the labor unions of Kwangju Bank and Kyongnam Bank pursuant to which we agreed to maintain the two banks as separate entities, while integrating the operating standards (including risk management operations) and information technology systems of our commercial banking subsidiaries.

Memoranda of Understanding between our Commercial Banking Subsidiaries and the KDIC. In December 2000, in connection with the capital contributions made by the KDIC into each of Hanvit Bank, Kwangju Bank, Kyongnam Bank, Peace Bank of Korea and Hanaro Merchant Bank, these subsidiaries entered into separate memoranda of understanding with the KDIC that included business normalization plans. The plans were substantially identical with respect to each bank, other than with respect to specific financial targets, and primarily dealt with each subsidiary’s obligation to implement a two-year business normalization plan covering 2001 and 2002. To the extent that any subsidiary fails to implement its business normalization plan or to meet financial targets, the KDIC has the right to impose sanctions on that subsidiary’s directors or employees, or to require the subsidiary to take certain actions. In addition, each subsidiary is required to take all actions necessary to enable us to return to the KDIC any public funds injected into them, so long as that action does not cause a material adverse effect on the normalization of business operations as contemplated by the memorandum of understanding.

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

Since 2000, our commercial banking subsidiaries have periodically entered into new business normalization plans with the KDIC, with new restructuring measures and financial targets. In February and October 2010 and February 2011, the KDIC imposed institutional warnings on Woori Bank in connection with its failure to meet its financial targets with respect to operating income per employee as of September 30, 2009, return on assets and non-performing loan ratio as of June 30, 2010 and non-performing loan ratio as of September 30, 2010. In October 2010, the KDIC imposed an institutional warning on Kyongnam Bank, as well as reprimands and warnings on 10 current and former executive officers of Kyongnam Bank, in connection with certain fraudulent transactions ostensibly undertaken on behalf of Kyongnam Bank by certain employees and their potential impact on Kyongnam Bank. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Discontinued Operations—Kyongnam Bank.” In April 2011, the KDIC imposed another institutional warning on Woori Bank, as well as a warning on the former chief executive officer of Woori Bank, in connection with its failure to meet the financial targets with respect to its return on assets as of December 31, 2010. Each of Woori Bank, Kwangju Bank and Kyongnam Bank entered into new successive one-year business normalization plans with new restructuring measures and financial targets with the KDIC in March 2011 and 2012 and April 2013. Each met all of its financial targets under the plan in 2011. In April 2013, the KDIC elected not to impose any penalties on Kwangju Bank or Kyongnam Bank regarding a failure to meet its financial target for expense to revenue ratio and return on assets, respectively, in each case as of December 31, 2012, in light of the strength of their overall performance with respect to the other financial targets. While Woori Bank failed to meet its financial targets for return on assets and non-performing loan ratio as of December 31, 2013, the KDIC has yet to impose any sanctions on Woori Bank.

In March 2014, Woori Bank entered into a new one-year business normalization plan with the KDIC. See “—Recent Developments with the KDIC.”

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

Pursuant to the terms of this memorandum of understanding, we have periodically entered into a new business normalization plan with the KDIC, with new restructuring measures and financial targets. In April 2011, the KDIC imposed an institutional warning on us in connection with our failure to meet our financial targets with respect to our non-performing loan ratio as of December 31, 2010. In March 2011 and 2012 and April 2013, we entered into successive new one-year business normalization plans with new restructuring measures and financial targets with the KDIC, under which we met all of our financial targets in 2011. In April 2013, the KDIC elected not to impose any penalties on us for our failure to meet our financial target for our expense-to-revenue ratios for 2012, in light of the strength of our overall performance with respect to the other financial targets. While we failed to meet our financial targets for return on assets, expense-to-revenue ratio and non-performing loan ratio as of December 31, 2013, the KDIC has yet to impose any sanctions on us. In March 2014, we entered into a new one-year business normalization plan with the KDIC. See “—Recent Developments with the KDIC.”

Memoranda of Understanding with Our Subsidiaries. In July 2001, we entered into separate memoranda of understanding with each of Woori Bank (formerly Hanvit Bank), Kwangju Bank, Kyongnam Bank, Peace Bank of Korea and Hanaro Merchant Bank, each of which included financial targets and a business initiative plan. Under the terms of each memorandum of understanding, our role within the group includes supervising the implementation of overall management policies and strategies, determining business targets for each subsidiary in order to meet our respective business targets, consulting with each subsidiary with respect to its business plans, budgets, dividend policies and capital increases, evaluating the management of each subsidiary and determining management compensation. The role of each subsidiary includes executing the business targets we set, consulting with us with respect to important management decisions, developing a restructuring execution plan and cooperating with respect to paying consulting fees incurred in connection with developing business strategies.

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

The specified financial targets for 2014 that are to be met by Woori Bank, Kwangju Bank and Kyongnam Bank are identical to those imposed by the KDIC on those subsidiaries.

Recent Developments with the KDIC.  In March 2014, we and Woori Bank, Kwangju Bank and Kyongnam Bank each entered into a new one-year business normalization plan with the KDIC that included new restructuring measures and financial targets. Such new plan also provides that the calculation of income amounts (including adjusted operating income) to be used in measuring compliance with financial targets for return on total assets, expense-to-revenue ratio, operating income per employee and holding company expense ratio as of or for the year ending December 31, 2014 will be subject to an adjustment to negate the effect of any decrease in the net interest margin of Woori Bank, Kwangju Bank and Kyongnam Bank. In addition, the plan primarily dealt with ways to increase labor and cost efficiency, strengthen our risk management system, improve our asset quality and improve our profitability through increased synergy among the group members. The other terms of the previously agreed memoranda of understanding remain unchanged.

Our one-year business normalization plan sets forth six financial targets for fiscal year 2014 that we are required to meet, with semi-annual targets being set internally by us in accordance with the year-end targets. Our targets for fiscal year 2014 are set forth in the following table:

	As of or for the six months ending June 30, 2014		As of or for the year ending December 31, 2014
Capital adequacy ratio(1)		10.0%		10.0%
Return on total assets(2)		0.08		0.41
Expense-to-revenue ratio(3)		64.0		49.6
Operating income per employee (Won millions)(4)	￦	2.4	￦	3.3
Non-performing loan ratio(5)		2.2%		1.4%
Holding company expense ratio(6)		0.90		0.61

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

Each of Woori Bank, Kwangju Bank and Kyongnam Bank also submitted similar one-year business normalization plans that contain annual and quarterly financial targets each subsidiary is required to meet. We expect that we and Woori Bank will be required to enter into new business normalization plans with the KDIC every year so long as the KDIC remains our largest shareholder.

Reorganization and Expansion Plans

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

In succeeding years, we adopted plans to further reorganize and expand our operations, including through mergers, acquisitions and investments. Pursuant to such reorganization and expansion plans:

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

•

In April 2008, we acquired a 51.0% interest in LIG Life Insurance. In connection with this acquisition, we entered into a joint venture agreement with Aviva International Holdings Limited. Aviva International Holdings Limited (through its wholly-owned subsidiary Aviva Asia Holdings Private Limited), and we collectively hold a 98.9% interest in LIG Life Insurance, which was subsequently renamed Woori Aviva Life Insurance. We account for Woori Aviva Life Insurance as part of our investments in joint ventures and associates.

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

•	In April 2013, we effected a spin-off of the credit card business of Woori Bank into a newly established wholly-owned subsidiary, Woori Card.

•

In June 2013, through an internal reorganization, Kumho Investment Bank (previously a subsidiary of Woori Private Equity and subsequently renamed Woori Investment Bank), in which we hold a 41.6% interest, became a consolidated subsidiary, and ￦70 billion of new capital was injected into such entity.

•

In January 2014, we completed the purchase of an additional 27% equity interest through Woori Bank (in addition to the 6% equity interest we previously acquired through our indirect subsidiary P.T. Bank Woori Indonesia) in P.T. Bank Himpunan Saudara 1906, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. As a result, we became the second largest shareholder of this entity, and we plan to merge it in the future with P.T. Bank Woori Indonesia.

Privatization Plan

In June 2013, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced its latest plan to privatize us. The privatization plan provides for the segregation of us and our subsidiaries into three groups of entities and the disposal of the Korean government’s interest in these entities, which is held through the KDIC in a series of transactions, as follows:

•

Kwangju Bank and Kyongnam Bank. In May 2014, we plan to establish KJB Financial Group Co., Ltd. and KNB Financial Group Co., Ltd. through a spin-off of our businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, respectively. As a result of such spin-off, KJB Financial Group will own the shares of Kwangju Bank currently held by us, and KNB Financial Group will own the shares of Kyongnam Bank currently held by us. We will no longer own any shares of Kwangju Bank or Kyongnam Bank, and neither they nor their new holding companies will be our subsidiaries, after the spin-off. See “—Spin-off of Kwangju Bank and Kyongnam Bank.” Following such spin-off, each of these banks will be merged with its holding company, with the banks becoming the surviving entities of such mergers. The KDIC will then sell its 56.97% ownership interest in each such merged entity. The preparatory process for these transactions commenced in July 2013. In December 2013, JB Financial Group and BS Financial Group were selected as the preferred bidders to purchase the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank, respectively. No definitive agreements for the sale of the KDIC’s ownership interest in Kwangju Bank and Kyongnam Bank have been entered into between the KDIC and the relevant preferred bidders.

•

Woori Investment & Securities and Other Subsidiaries. We have sold or plan to sell our ownership interest in Woori Investment & Securities and certain other subsidiaries, including Woori Asset Management, Woori Aviva Life Insurance, Woori FG Savings Bank, Woori F&I and Woori Financial. The preparatory process for these transactions commenced in July 2013. In March 2014, we sold our 52% ownership interest in Woori Financial to KB Financial Group Inc. We also entered into share purchase agreements for (i) the sale of our 100% ownership interest in Woori Asset Management to Kiwoom Securities Co., Ltd. in February 2014, (ii) the sale of our 100% ownership interest in Woori F&I to Daishin Securities Co., Ltd. in April 2014 and (iii) the collective sale of our 37.9% ownership interest in Woori Investment & Securities, 51.6% ownership interest in Woori Aviva Life Insurance and 100% ownership interest in Woori FG Savings Bank to NongHyup Financial Group Inc. in April 2014. See “—Disposal of Woori Financial, Woori Asset Management, Woori F&I, Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank.”

•

Woori Bank. Following the spin-off of our businesses related to Kwangju Bank and Kyongnam Bank and the sales of Woori Investment & Securities and other subsidiaries as described above, we plan to merge our holding company with Woori Bank, after which the KDIC will sell all or a part of its 56.97% ownership interest in the merged entity. Our remaining subsidiaries, including Woori Card, Woori Private Equity, Woori FIS, Woori Investment Bank (formerly Kumho Investment Bank) and Woori Finance Research Institute, as well as any subsidiaries that have not been otherwise sold by such time, will become subsidiaries of the merged entity as a result of such merger. The timing and structure of the merger and sale remain uncertain.

However, the privatization plan with respect to us and our subsidiaries may be changed by the Korean government, or its further implementation may be delayed, depending on market conditions and other factors, and accordingly there is no guarantee that such plan will be implemented as contemplated.

The implementation of the Korean government’s privatization plan will allow the KDIC to recover public funds previously injected into us and is therefore in the Korean government’s interest. However, the implementation of the plan will have a significant impact on us. For example, the spin-off of Kwangju Bank and Kyongnam Bank, the disposal of Woori Investment & Securities and other non-banking subsidiaries, the loss of our status as a large and diversified financial group and the loss of the Korean government as our controlling shareholder may hurt our competitive position and may have a material adverse effect on our business, financial condition and results of operations, as well as our credit profile and credit ratings. Furthermore, the implementation of the privatization plan will lead to diversion of management attention from the day-to-day operations of, and may result in significant labor unrest at, our company and our subsidiaries. In addition, the merger of our holding company with Woori Bank and the sale of the merged entity to one or more third parties may result in a change in our management and may require the merged entity to integrate its operations and systems with those of the purchasers or their affiliates and to reorganize or reduce overlapping personnel, branches, networks and administrative functions. There is also no guarantee that the various transactions provided for in the privatization plan will not result in unintended adverse tax consequences for us and our subsidiaries, as well as our shareholders.

Spin-off of Kwangju Bank and Kyongnam Bank

In August 2013, our board of directors approved a plan to establish two new companies, KJB Financial Group Co., Ltd. and KNB Financial Group Co., Ltd. (which we refer to as the New Holdcos), through a spin-off (which we refer to as the Spin-off) of our businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, respectively. The Spin-off was approved at an extraordinary general meeting of our shareholders held on January 28, 2014 and is expected to be effected on May 1, 2014. After the Spin-off, KJB Financial Group will own the shares of Kwangju Bank currently held by us, and KNB Financial Group will own the shares of Kyongnam Bank currently held by us. We will no longer own any shares of Kwangju Bank or Kyongnam Bank, and neither they nor the New Holdcos will be our subsidiaries, after the Spin-off.

As of December 31, 2013, Kwangju Bank had total assets of ￦18,873 billion (including total loans of ￦13,447 billion) and total liabilities of ￦17,429 billion (including total deposits of ￦13,531 billion), on a consolidated basis. For the year ended December 31, 2013, Kwangju Bank’s interest income amounted to ￦832 billion, its interest expense amounted to ￦417 billion and its net income amounted to ￦61 billion, on a consolidated basis. As of December 31, 2013, Kyongnam Bank had total assets of ￦31,714 billion (including total loans of ￦24,572 billion) and total liabilities of ￦29,454 billion (including total deposits of ￦23,773 billion), on a consolidated basis. For the year ended December 31, 2013, Kyongnam Bank’s interest income amounted to ￦1,324 billion, its interest expense amounted to ￦672 billion and its net income amounts to ￦130 billion, on a consolidated basis.

The Spin-off will be accomplished through a pro rata distribution of common stock, par value Won 5,000 per share, of KJB Financial Group and KNB Financial Group to the holders of our common stock. Specifically, on May 21, 2014, each holder of our common stock as of the record date of April 30, 2014 is expected to receive 0.0637 shares of common stock of KJB Financial Group and 0.0973 shares of common stock of KNB Financial Group for each share of our common stock held by such holder. Holders of our ADSs will not receive any common stock of the New Holdcos in connection with the Spin-off. Instead, the depositary for our American depositary receipts program will sell the New Holdcos’ common stock it receives in the Spin-off, in a riskless principal capacity, and will distribute the net proceeds of such sale to holders of the ADSs, after deducting applicable fees and expenses of the depositary and applicable taxes and other governmental charges. Neither of the New Holdcos will issue any ADSs or establish any American depositary receipts program following the Spin-off.

As a result of the Spin-off, pursuant to share consolidation procedures under Korean law, the outstanding shares of our common stock are expected to be consolidated as of May 1, 2014 such that the shareholders recorded in our shareholder register as of the record date of April 30, 2014 will be allotted 0.8390 shares of our common stock in exchange for each previously outstanding share. Our outstanding ADSs are also expected to be consolidated as of May 1, 2014 such that holders of such ADSs recorded in the transfer books of the depositary as of the record date of April 30, 2014 will be allotted 0.8390 ADSs in exchange for each previously outstanding ADS.

Disposal of Woori Financial, Woori Asset Management, Woori F&I , Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank

On March 20, 2014, we sold our 52% ownership interest in Woori Financial to KB Financial Group Inc. for the sale price of ￦280 billion. As of December 31, 2013, Woori Financial had total assets of ￦3,940 billion and total liabilities of ￦3,528 billion on a consolidated basis. For the year ended December 31, 2013, Woori Financial’s operating revenues amounted to ￦338 billion, and its net income amounted to ￦54 billion, on a consolidated basis.

On February 24, 2014, we entered into a share purchase agreement for the sale of our 100% ownership interest in Woori Asset Management to Kiwoom Securities Co., Ltd, for the sale price of ￦76 billion. As of December 31, 2013, Woori Asset Management had total assets of ￦85 billion and total liabilities of ￦17 billion on a consolidated basis. For the year ended December 31, 2013, Woori Asset Management’s operating revenues amounted to ￦32 billion, and its net income amounted to ￦4 billion, on a consolidated basis.

On April 7, 2014, we entered into a share purchase agreement for the sale of our 100% ownership interest in Woori F&I to Daishin Securities Co., Ltd., for the sale price of ￦368 billion. As of December 31, 2013, Woori F&I had total assets of ￦1,641 billion and total liabilities of ￦1,336 billion on a consolidated basis. For the year ended December 31, 2013, Woori F&I’s operating revenues amounted to ￦184 billion, and its net income amounted to ￦49 billion, on a consolidated basis.

On April 14, 2014, we entered into a share purchase agreement for the collective sale of our 37.9% ownership interest in Woori Investment & Securities, 51.6% ownership interest in Woori Aviva Life Insurance and 100% ownership interest in Woori FG Savings Bank to NongHyup Financial Group Inc. for the sale price of ￦1,039 billion. As of December 31, 2013, Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank had total assets of ￦29,982 billion, ￦4,466 billion and ￦823 billion, respectively, on a consolidated basis, and total liabilities of ￦26,534 billion, ￦4,309 billion and ￦699 billion, respectively, on a consolidated basis. For the year ended December 31, 2013, operating revenues of Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank amounted to ￦4,027 billion, ￦982 billion and ￦85 billion, respectively, on a consolidated basis, and net income of Woori Investment & Securities and Woori Aviva Life Insurance amounted to ￦48 billion and ￦2 billion, respectively, on a consolidated basis. For the year ended December 31, 2013, Woori FG Savings Bank had a net loss of ￦34 billion.

Item 4B.	Business Overview

Business

We are Korea’s first financial holding company, and our operations include one of the largest commercial banks in Korea, in terms of total assets (including loans). Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, capital markets activities, international banking, asset management and bancassurance. We provide a wide range of products and services to our customers, which mainly comprise individuals and small- and medium-sized enterprises, as well as some of Korea’s largest corporations. As of December 31, 2013, we had consolidated total assets of ￦256 trillion (excluding discontinued operations), consolidated total deposits of ￦175 trillion (excluding discontinued operations) and consolidated total equity of ￦23 trillion.

We were established as a financial holding company in March 2001, to consolidate the Korean government’s interest in a number of distressed financial institutions in the wake of the financial crisis in Korea in the late 1990s. Since our establishment, we have succeeded in restructuring our operations by: securing a solid capital base for our banking subsidiaries; improving the quality of our exposure to and our relationships in the large corporate sector; refocusing our lending activities on individual and small- and medium-sized enterprise customers to take advantage of our nationwide network of branches; expanding our activities in the areas of credit cards, asset management and bancassurance for our large base of retail customers; modernizing and strengthening our credit risk review and management capabilities; working to integrate and cross-sell our products and services; and striving to create a customer- and service-oriented culture that measures and rewards performance.

The Korean government, which currently owns 56.97% of our outstanding common stock through the KDIC, is in the process of implementing a privatization plan with respect to us and our subsidiaries. See “Item 4A. History and Development of the Company—Privatization Plan.” In light of their planned disposition under the privatization plan, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I have been classified as a disposal group held for distribution or sale, and their operations have been accounted for as discontinued operations. Unless expressly stated otherwise, the financial information as of December 31, 2013 and for the years ended December 31, 2011, 2012 and 2013 set forth below does not include financial data with respect to such discontinued operations, while the financial information as of December 31, 2011 and 2012 set forth below includes financial data with respect to such discontinued operations.

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

(1)	Classified as discontinued operations.
(2)

Woori Aviva Life Insurance, in which we acquired a 51.0% interest in April 2008 and in respect of which we entered into a joint venture agreement with Aviva International Holdings Limited, is accounted for as part of our investments in joint ventures and associates. We currently hold a 51.6% interest in Woori Aviva Life Insurance.

As one of the leading financial services groups in Korea, we believe our core competitive strengths include the following:

Strong and long standing relationships with corporate customers. Historically the operations of Woori Bank, our largest subsidiary, concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 16 of the 42 largest Korean corporate borrowers. Further enhancing our corporate loan portfolio is our ability to lend to small- and medium-sized enterprise customers. As of December 31, 2013, we had approximately 185,245 small- and medium-sized enterprise borrowers.

Large and loyal retail customer base. With respect to our consumer banking operations, we have one of the largest deposit bases of any Korean commercial bank, and over 19 million retail customers, representing about half of the Korean adult population. Of these customers, more than half are active customers, meaning that they have an account with us with a positive balance or have transacted business with us at least once during the last six months.

Extensive distribution and marketing network. We serve our customers primarily through one of the largest banking networks in Korea, comprising approximately 989 branches and over 7,285 ATMs and cash dispensers. Woori Bank also operates 10 dedicated corporate banking centers and approximately 66 general managers for our large corporate customers and approximately 950 relationship managers stationed at 804 branches (as well as 596 additional non-stationed employees who serve as relationship managers as needed) for our small- and medium-sized enterprise customers. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base. As of December 31, 2013, our consolidated equity totaled ￦23 trillion, and Woori Bank’s capital adequacy ratio was 15.52%. Our management team at the holding company carefully coordinates the capital and dividend plans of each of our subsidiaries and for the consolidated group to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

Strong and experienced management team. Our management team comprises both experienced managers from our subsidiaries and their predecessor companies as well as leading experienced financial industry professionals who have been recruited from outside our group to complement our team. In June 2013, Soon-Woo Lee, the chief executive officer of Woori Bank, concurrently assumed the role of our chairman and chief executive officer, which we believe has enhanced the quality of our management team and our corporate governance. We also believe that the extensive experience of many members of our management team in the financial sector will help us to continue to strengthen our operations.

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

Further improve our asset quality and strengthen our risk management practices. We were one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties. Since 2002, we have taken various measures, including entering into joint venture arrangements with several financial institutions, to facilitate the disposal of our substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans has decreased significantly over the past decade and was 2.6% (excluding discontinued operations) as of December 31, 2013.

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

Diversify our revenue base with a view to reducing our exposure to interest rate cycles and increasing profitability. Currently, in line with the Korean banking industry, we derive a substantial majority of our revenues from our loan and other credit products. To reduce our traditional reliance on lending as a source of revenue and to increase our profitability, we have been seeking to further diversify our earnings base, in particular by focusing on fee-based services, such as foreign exchange, trade finance and derivatives products, investment banking and advisory investment trust services for our corporate customers and asset management and mutual funds, investment trust products and beneficiary certificates, and life and non-life insurance products for our retail customers.

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

We believe that the integration of our accounting, information technology and other back-office systems allows us to further eliminate redundant functions and equipment and reduce our long-term expense. We also believe that these measures, together with our effort to encourage migration of our mass market customers to low-cost alternative channels will, reduce our costs and enhance our operating efficiencies. We are also continuing our efforts to maximize synergies among our businesses, including through increased cross-selling and marketing of a broad range of financial products and services through our “financial products department stores” located in Seoul.

Corporate Banking

We provide commercial banking services to large corporate customers (including government-owned enterprises) and small- and medium-sized enterprises in Korea. Currently, our corporate banking operations consist mainly of lending to and taking deposits from our corporate customers. We also provide ancillary services on a fee basis, such as inter-account transfers, transfers of funds from branches and agencies of a company to its headquarters and transfers of funds from a company’s customer accounts to the company’s main account. We provide our corporate banking services predominantly through Woori Bank.

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2011			2012(1)			2013(1)(2)
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans(3) :
Small- and medium-sized enterprise(4)	￦	83,624	39.4%	￦	80,506	34.5%	￦	60,793	28.3%
Large corporate(5)		33,672	15.8		38,489	16.4		38,520	18.0
Others(6)		17,690	8.3		18,718	8.0		19,203	8.9

Total	￦	134,986	63.5%	￦	137,713	58.9%	￦	118,516	55.2%

Deposits:
Small- and medium-sized enterprise	￦	30,977	15.8%	￦	29,783	14.6%	￦	30,472	17.4%
Large corporate		61,561	31.4		66,269	32.5		50,453	28.8%

Total	￦	92,538	47.2%	￦	96,052	47.1%	￦	80,925	46.2%

Number of borrowers:
Small- and medium-sized enterprise		225,791			228,084			185,245
Large corporate		2,739			2,811			3,283

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(2)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as discontinued operations.
(3)

Not including due from banks, other receivables and outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

(4)

Loans to “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations (and including project finance loans to such enterprises). See “—Small- and Medium-Sized Enterprise Banking.”

(5)

Loans to companies that are not “small- and medium-size enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations, and typically including companies that have assets of ￦10 billion or more and are therefore subject to external audit under the External Audit Act of Korea. See “—Large Corporate Banking.”

(6)	Includes loans to governmental agencies, foreign loans and other corporate loans.

Corporate loans we provide consist principally of the following:

•	working capital loans, which are loans used for general working capital purposes, typically with a maturity of one year or less, including notes discounted and trade finance; and

•	facilities loans, which are loans to finance the purchase of materials, equipment and facilities, typically with a maturity of three years or more.

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

Small- and Medium-Sized Enterprise Banking

We use the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations. Under the Small and Medium Industry Basic Act of Korea and related regulations, in order to qualify as a small- and medium-sized enterprise, (i) the number of regular employees of the enterprise must be less than 1,000, (ii) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (iii) the enterprise’s paid-in capital at the end of the immediately preceding fiscal year must be less than ￦100 billion, (iv) the enterprise’s average sales revenues for the most recent three fiscal years must be less than ￦150 billion, (v) the enterprise must meet the standards prescribed by the Presidential Decree applicable to the type of its main business and (vi) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. Furthermore, non-profit enterprises with a number of regular employees not exceeding 300 and the sales revenue of less than ￦30 billion that satisfy certain requirements prescribed in the Small and Medium Industry Basic Act may qualify as a small- and medium-sized enterprise. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2013, excluding discontinued operations, 32.2% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 17.4% were extended to borrowers in the retail and wholesale industry and 4.9% were extended to borrowers in the construction industry.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship managers. As of December 31, 2013, Woori Bank had stationed one or more relationship managers at 804 branches, of which 385 were located in the Seoul metropolitan area. The relationship managers specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2013, Woori Bank had a total of 950 small- and medium-sized enterprise relationship managers stationed at its branches (as well as 596 non-stationed employees who serve as relationship managers as needed).

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

Lending Activities. We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2013, excluding discontinued operations, working capital loans and facilities loans accounted for 61.8% and 32.9%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2013, we had approximately 185,245 small- and medium-sized enterprise borrowers.

As of December 31, 2013, excluding discontinued operations, secured loans and loans guaranteed by a third party accounted for 63.6% and 12.1%, respectively, of our small- and medium-sized enterprise loans. As of

December 31, 2013, approximately 75.8% of the secured loans were secured by real estate and 3.4% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of ten years.

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

Pricing. We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. At Woori Bank, lending rates are generally determined using our CREPIA system. Woori Bank uses its CREPIA system to manage its lending activities, and inputs data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the CREPIA system and updates such information periodically to reflect changes in such information. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2013, excluding discontinued operations, approximately 71.7% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

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

In terms of our outstanding loan balance, as of December 31, 2013, excluding discontinued operations, 41.7% of our large corporate loans were extended to borrowers in the manufacturing industry, 29.3% were extended to borrowers in the finance and insurance industry and 6.7% were extended to borrowers in the retail and wholesale industry.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate banking centers and general managers. Woori Bank operates 10 dedicated corporate banking centers, all of which are located in the Seoul metropolitan area. Each center is staffed with one or more general managers, and certain centers are headed by a senior general manager. Depending on the center, each such manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2013, Woori Bank had a total of 66 general managers who focus on marketing to and managing the accounts of large corporate customers.

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

Lending Activities. We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2013, excluding discontinued operations, working capital loans and facilities loans accounted for 36.3% and 14.1%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2013, excluding discontinued operations, secured loans and loans guaranteed by a third party accounted for 14.4% and 5.4%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for credit losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2013, excluding discontinued operations, approximately 73.1% of the secured loans were secured by real estate and approximately 3.4% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

We evaluate creditworthiness and collateral for our loans to large corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing. We determine the pricing of our loans to large corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2013, excluding discontinued operations, approximately 86.7% of these loans had interest rates that varied with reference to current market interest rates.

Consumer Banking

We provide retail banking services to consumers in Korea. Our consumer banking operations consist mainly of lending to and taking deposits from our retail customers. We also provide ancillary services on a fee basis, such as wire transfers. While we have historically attracted and held large amounts of consumer deposits through our extensive branch network, our substantial consumer lending growth occurred principally in recent years, in line with the increase in the overall level of consumer debt in Korea. We provide our consumer banking services primarily through Woori Bank. See “—Branch Network and Other Distribution Channels.”

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2011			2012(1)			2013(1)(2)
	Amount(3)		% of Total Loans(4)	Amount(3)		% of Total Loans(4)	Amount(3)		% of Total Loans(4)
	(in billions of Won, except percentage)
General purpose household loans	￦	32,836	15.5%	￦	31,978	14.5%	￦	25,357	13.1%
Mortgage loans		12,138	5.7		16,409	7.4		19,952	10.3
Home equity loans		27,940	13.1		30,424	13.8		25,732	13.3

Total	￦	72,914	34.3%	￦	78,811	35.7%	￦	71,041	36.7%

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(2)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as discontinued operations.
(3)	Not including outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(4)	Total loans do not include due from banks and other receivables and are before the deduction of allowance for credit losses and present value discount and the reflection of deferred origination costs.

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

For secured loans, including mortgage and home equity loans, we generally lend up to 60% of the collateral value (except in areas of high speculation designated by the government where we generally limit our lending to 40% to 60% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate for such secured consumer loans (which principally consists of residential properties), we generally use the fair value of the collateral as appraised by Korea Investors Service which is collated in our CREPIA system. We generally revalue collateral on a periodic basis. As of December 31, 2013, the revaluation period was every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2013, excluding discontinued operations, approximately ￦17,492 billion, or 69.0% of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years, and the amount of such loans has been steadily declining. As of December 31, 2013, excluding discontinued operations, this amount was approximately ￦1 billion.

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

Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. At Woori Bank, lending rates are generally determined by our CREPIA system. The applicable interest rate is determined at the time of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2013, excluding discontinued operations, approximately 67.2% of our general purpose household loans had floating interest rates.

Mortgage and Home Equity Lending

We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of our mortgage and home equity loans is typically 35 years. Most of our mortgage and home equity loans have an interest-only payment period of ten years or less. With respect to these loans, we determine the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using Woori Bank’s CREPIA system. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” The eligibility of a borrower that is participating in a housing lottery will depend on proof that it has paid a deposit or can obtain a guarantee from a Korean government-related housing fund. We receive fee income related to the origination of loans, including fees relating to loan processing and collateral evaluation.

As of December 31, 2013, excluding discontinued operations, approximately 80.3% of our mortgage and home equity loans were secured by residential or other property, 11.0% of our mortgage and home equity loans were guaranteed by Korean government-related housing funds and 7.0% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2013, excluding discontinued operations, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of ￦3,181 billion.

For the year ended December 31, 2013, the average initial loan-to-value ratio of our mortgage loans and home equity loans was approximately 57.3% and 52.8%, respectively (excluding discontinued operations), compared to 55.9% and 52.9% for the year ended December 31, 2012. The average loan-to-value ratio of our mortgage loans and home equity loans as of December 31, 2013 was approximately 53.3% and 51.7%, respectively (excluding discontinued operations), compared to 51.3% and 50.6% as of December 31, 2012.

Pricing. The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2013, excluding discontinued operations, approximately 61.0% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

Our private banking operations within Woori Bank aim to service our high net worth and mass affluent retail customers who individually maintain a deposit balance of at least ￦100 million with us. As of December 31, 2013, excluding discontinued operations, we had over 122,800 customers who qualified for private banking services, representing 0.6% of our total retail customer base. Of our total retail customer deposits of ￦50 trillion (excluding discontinued operations) as of December 31, 2013, high net worth and mass affluent customers accounted for 48.6%.

Through our private bankers, we provide financial and real estate advisory services to our high net worth and mass affluent customers. We also market differentiated investment and banking products and services to these segments, including beneficiary certificates, overseas mutual fund products, specialized bank accounts and credit cards. In addition, we have developed a customer loyalty program for our private banking customers that provides preferential rate and fee benefits and awards. We have also segmented our private banking operations by introducing exclusive private client services for high net worth customers who individually maintain a deposit balance of at least ￦100 million. We believe that our private banking operations will allow us to increase our revenues from our existing high net worth and mass affluent customers, as well as attract new customers in these segments.

Woori Bank has 405 branches that offer private banking services. These branches are staffed by 416 private bankers, and almost all of the branches are located in metropolitan areas, including Seoul.

Woori Bank also operates two “financial products department store” in major metropolitan areas, which function as regular branches and through which we offer and market a variety of financial products and services, including credit cards, foreign currency products, bonds, stocks and insurance policies. These “department stores” employ specialists in the areas of tax, real estate and asset management and are dedicated to offering comprehensive wealth management consulting services for high net worth customers. In addition, Woori Bank operates an advisory center in Seoul for its private banking clients, which employs 15 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

As of December 31, 2013, we were one of the largest deposit holders among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was ￦66,285 billion and ￦70,614 billion as of December 31, 2011 and 2012, respectively, and ￦65,124 billion (excluding discontinued operations) as of December 31, 2013, which constituted 33.8%, 34.6% and 37.1%, respectively, of the balance of our total deposits.

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

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2013 (excluding discontinued operations):

Demand Deposits	Time Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit
27.71%	59.66%	10.74%	0.03%	1.86%

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

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.02% of our average deposits and a quarterly special contribution of 0.025% of our average deposits, in each case for the relevant quarter. For the year ended December 31, 2013, Woori Bank paid an aggregate of ￦239 billion of such premiums and contributions.

Branch Network and Other Distribution Channels

Woori Bank had a total of 989 branches in Korea as of December 31, 2013, which was one of the most extensive networks of branches among Korean commercial banks. Recently, demand in Korea for mutual funds and other asset management products as well as bancassurance products has been rising. These products require an extensive sales force and customer interaction to sell, further emphasizing the need for a large branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct a significant portion of their financial transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of Woori Bank’s branch network in Korea as of December 31, 2013:

	Total
	Number	% of Total
Area
Seoul	470	47.5%
Six largest cities (other than Seoul)	171	17.3
Other	348	35.2

Total	989	100.0%

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. Woori Bank had 7,179 ATMs and 106 cash dispensers as of December 31, 2013.

We also actively promote the use of alternative service delivery channels in order to provide convenient service to customers. We also benefit from customers’ increasing use of these outlets, as they allow us to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The following tables set forth information, for the periods indicated, relating to the number of transactions and the fee revenue of our alternative service delivery channels with respect to Woori Bank.

	For the year ended December 31,
	2011		2012		2013
ATMs(1):
Number of transactions (millions)		433		389		397
Fee income (billions of Won)	￦	55	￦	44	￦	45
Telephone banking:
Number of users		6,265,585		6,389,640		6,482,707
Number of transactions (millions)		154		132		106
Fee income (billions of Won)	￦	4	￦	3	￦	3
Internet banking:
Number of users		10,284,922		11,369,531		12,707,113
Number of transactions (millions)		4,550		5,293		5,603
Fee income (billions of Won)	￦	117	￦	117	￦	120

(1)	Includes cash dispensers.

Most of our electronic banking transactions do not generate fee income as many of those transactions are free of charge, such as balance inquiries, consultations with customer representatives or transfers of money. This is particularly true for telephone banking services, where a majority of the transactions are balance inquiries or consultations with customer representatives, although other services such as money transfers are also available.

Woori Bank’s automated telephone banking system offers a variety of services, including inter-account fund transfers, balance and transaction inquiries and customer service inquiries. Woori Bank also operates a call center that handles calls from customers, engages in telemarketing and assists in our collection efforts.

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

In addition, we provide mobile banking services to our customers, which is available to all our Internet-registered users. These services allow our customers to complete selected banking transactions through major Korean telecommunications networks using their cellular phones or other mobile devices. In April 2010, we launched new “smart banking” services which enable users of so-called “smart phones” to access a broad range of banking and credit card services through their mobile phones. The electronic bill presentation and payment system offered by Woori Bank provides customers with the ability to pay taxes, maintenance fees and other public fees electronically.

We also offer our “Win-CMS” service to corporate customers of Woori Bank, which provides an integrated electronic cash management system and in-house banking platform for such customers.

Credit Cards

We offer credit card products and services mainly to consumers and corporate customers in Korea. In April 2013, as a part of our strategy to enhance our credit card operations and increase its synergies with our other businesses, we effected a horizontal spin-off of the credit card business of Woori Bank. As a result, the former credit card business of Woori Bank is operated by a newly established wholly-owned subsidiary of ours, Woori Card. As of December 31, 2013, Woori Card’s market share based on transaction volume was approximately 7.6%, which ranked Woori Card as the sixth largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card.

Our credit card operations benefit from Woori Card’s ownership of a 7.6% equity stake in BC Card. BC Card is co-owned by KT Capital, which is a financial subsidiary of KT Corporation, one of Korea’s largest telecommunications companies, as well as a private equity fund and other Korean financial institutions, and operates the largest merchant payment network in Korea as measured by transaction volume. This ownership stake allows us to outsource production and delivery of new credit cards, the preparation of monthly statements, management of merchants and other ancillary services to BC Card for our credit card operations. In October 2011, we sold a 20% equity stake which we previously owned in BC Card to KT Capital for a price of ￦137 billion.

Products and Services

We currently have the following principal brands of credit cards outstanding:

•	a “Woori” brand previously offered by Woori Bank and currently offered by Woori Card;

•	a “BC Card” brand previously offered by Woori Bank and currently offered by Woori Card; and

•	a “Visa” brand currently offered by Woori Card.

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

Unlike in the United States and many other countries, where most credit cards are revolving cards that allow outstanding balances to be rolled over from month to month so long as a required minimum percentage is repaid, cardholders in Korea are generally required to pay for their non-installment purchases as well as cash advances within approximately 15 to 60 days of purchase or advance, depending on their payment cycle.

The following tables set forth certain data relating to the credit card operations of Woori Card (including credit cards issued previously by Woori Bank and BC Cards and Visa Cards issued through the BC Card consortium) as of the dates or for the period indicated:

	As of or for the year ended December 31,
	2011		2012		2013
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		11,374		10,977		10,847
Corporate accounts		393		411		447

Total		11,767		11,388		11,294

Active ratio(1)		56.97%		49.53%		53.40%
Credit card interest and fees
Installment and cash advance interest	￦	261	￦	218	￦	172
Annual membership fees		11		11		12
Merchant fees		630		643		480
Other fees		129		168		178

Total	￦	1,031	￦	1,040	￦	842

Charge volumes
General purchase	￦	29,429	￦	33,599	￦	29,227
Installment purchase		4,786		4,784		3,284
Cash advance		5,936		4,732		3,156
Card loan		696		593		848

Total	￦	40,847	￦	43,708	￦	36,515

Outstanding balances (at year end)
General purchase	￦	2,019	￦	2,112	￦	2,003
Installment purchase		1,014		988		925
Cash advance		776		564		539
Card loan		383		449		750

Total	￦	4,192	￦	4,113	￦	4,217

Average outstanding balances
General purchase	￦	2,091	￦	2,178	￦	2,166
Installment purchase		1,062		1,078		1,009
Cash advance		805		653		546
Card loan		385		399		599

Total	￦	4,343	￦	4,308	￦	4,320

Delinquency ratios(2)
Less than 1 month		3.34		3.19		2.44
From 1 month to 3 months		1.10		0.92		0.87
From 3 months to 6 months		1.05		1.03		0.93
Over 6 months		0.03		0.02		0.00

Total		5.52%		5.16%		4.24%

Non-performing loan ratio(3)		1.41%		1.48%		1.32%
Charge-offs (gross)	￦	133	￦	176	￦	160
Recoveries		31		31		23

Net charge-offs	￦	102	￦	145	￦	137

Gross charge-off ratio(4)		3.07%		4.08%		3.71%
Net charge-off ratio(5)		2.35%		3.35%		3.18%

(1)	Represents the ratio of accounts used at least once within the last 12 months to total accounts as of the end of the relevant year.

(2)

Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 1.9% of our credit card receivables as of December 31, 2013.

(3)

Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2011, 2012 and 2013:

	As of December 31,
	2011		2012		2013
	(in billions of Won)
Restructured loans	￦	43	￦	59	￦	73

(4)

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

(5)	Represents the ratio of net charge-offs for the year to average outstanding balances for the year.

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of ￦1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2013, the total amount of our restructured loans was ￦73 billion (which also included revolving loans and installment loans). Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

Payments on amounts outstanding on our credit cards must be made (at the cardholder’s election at the time of purchase) either in full on each monthly payment date, in the case of lump-sum purchases, or in equal monthly installments over a fixed term from two months to 36 months, in the case of installment purchases. Cardholders may prepay installment purchases at any time without penalty. Payment for cash advances must be made on a lump sum basis. Payments for card loans must be made on an equal principal installment basis over a fixed term from three months up to a maximum of 24 months, up to a maximum loan amount of ￦20 million.

No interest is charged on lump-sum purchases that are paid in full by the monthly payment date. For installment purchases, we charge a fixed rate of interest on the outstanding balance of the transaction amount, based on the installment period selected at the time of purchase. For a new cardholder, we currently apply an interest rate between approximately 10.9 and 19.5% per annum as determined by the cardholder’s application system score. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval—Credit Card Approval Process” and “—Credit Review and Monitoring—Credit Card Review and Monitoring.”

For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 7.8% to 27.4% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a minimum commission of ￦600 and a maximum of ￦1,300 per withdrawal.

We also generally charge a basic annual membership fee of ￦2,000 to ￦50,000 for regular and gold cards and ￦30,000 to ￦1,000,000 for platinum cards. The determination of the annual fee is based on various factors including the type of card, and whether affiliation options are selected by the cardholder. For certain cards, such as the Woori V Card, we will waive membership fees if customers charge above a certain amount.

Commencing in July 2006, we outsourced the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2013, we charged merchants an average of 1.71% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services and investment banking.

Securities Investment and Trading

Through Woori Bank, we invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2013, excluding discontinued operations, our investment portfolio, which consists of held-to-maturity financial assets and available-for-sale financial assets, and our trading portfolio, which consists of financial assets held for trading and financial assets designated at fair value through profit or loss, had a combined total book value of ￦31,737 billion and represented 9.3% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2013, excluding discontinued operations, we held debt securities with a total book value of ￦25,900 billion, of which:

•	held-to-maturity debt securities accounted for ￦12,039 billion, or 46.5%;

•	available-for-sale debt securities accounted for ￦11,856 billion, or 45.8%;

•	debt securities held for trading accounted for ￦2,002 billion, or 7.7%; and

•	debt securities designated at fair value through profit or loss accounted for ￦3 billion, or 0.01%.

Of these amounts, as of December 31, 2013, excluding discontinued operations, debt securities issued by the Korean government and government agencies amounted to ￦4,729 billion, or 39.3% of our held-to-maturity debt securities, ￦2,681 billion, or 22.6% of our available-for-sale debt securities, and ￦574 billion, or 28.7% of our trading debt securities.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2013 (excluding discontinued operations):

•	equity securities in our available-for-sale portfolio had a book value of ￦1,615 billion, or 9.5% of our available-for-sale securities portfolio;

•	equity securities held for trading accounted for ￦196 billion, or 7.5% of our held-for-trading securities portfolio; and

•	equity securities designated at fair value through profit or loss accounted for ￦11 billion, or 80.7% of our financial assets designated at fair value through profit or loss portfolio.

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

The following tables show, as of the dates indicated, the gross unrealized gains and losses within our investment portfolio and the amortized cost and fair value of the portfolio by type of investment financial asset:

	As of December 31, 2011
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	2,754	￦	34	￦	(1)	￦	2,787
Financial institutions		5,199		12		(1)		5,210
Corporate		4,151		33		(1)		4,183
Asset-backed securities		610		—		(11)		599
Foreign currency bonds		133		—		—		133

Subtotal		12,847		79		(14)		12,912
Equity securities		1,860		917		(25)		2,752
Beneficiary certificates(2)		3,720		74		(5)		3,789
Others		219		—		—		219

Total available-for-sale financial assets	￦	18,646	￦	1,070	￦	(44)	￦	19,672

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	7,235	￦	198	￦	(1)	￦	7,432
Financial institutions		5,859		22		(1)		5,880
Corporate		6,828		74		(4)		6,898
Foreign currency bonds		103		—		—		103
Securities loaned		11		—		—		11

Total held-to-maturity financial assets	￦	20,036	￦	294	￦	(6)	￦	20,324

	As of December 31, 2012(1)
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	2,659	￦	25	￦	(3)	￦	2,681
Financial institutions		6,032		19		(1)		6,050
Corporate		4,289		48		(16)		4,321
Asset-backed securities		401		2		(20)		383
Foreign currency bonds		213		0		(0)		213

Subtotal		13,594		94		(40)		13,648
Equity securities		1,692		525		(32)		2,185
Beneficiary certificates(2)		2,842		15		(3)		2,854
Others		203		—		(1)		202

Total available-for-sale financial assets	￦	18,331	￦	634	￦	(76)	￦	18,889

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	7,665	￦	176	￦	(6)	￦	7,835
Financial institutions		3,621		25		(0)		3,646
Corporate		7,352		136		(3)		7,485
Foreign currency bonds		36		—		—		36
Securities loaned		11		0		—		11

Total held-to-maturity financial assets	￦	18,685	￦	337	￦	(9)	￦	19,013

	As of December 31, 2013(1)(3)
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	2,690	￦	6	￦	(15)	￦	2,681
Financial institutions		6,509		4		(1)		6,512
Corporate		2,427		12		(5)		2,434
Asset-backed securities		291		7		(25)		273
Foreign currency bonds		230		0		(1)		229

Subtotal		12,147		29		(47)		12,129
Equity securities		1,380		272		(36)		1,616
Beneficiary certificates(2)		3,007		60		(2)		3,065
Others		275		1		(1)		275

Total available-for-sale financial assets	￦	16,809	￦	362	￦	(86)	￦	17,085

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	4,729	￦	58	￦	(17)	￦	4,770
Financial institutions		2,156		8		(1)		2,163
Corporate		5,131		65		(6)		5,190
Foreign currency bonds		23		—		—		23

Total held-to-maturity financial assets	￦	12,039	￦	131	￦	(24)	￦	12,146

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(2)

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

(3)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as discontinued operations.

For a discussion of our risk management policies with respect to our securities trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers, primarily through Woori Bank. Woori Bank’s trading volume was ￦251,601 billion in 2011, ￦217,756 billion in 2012 and ￦178,481 billion in 2013. Woori Bank’s aggregate net trading revenue (loss) from derivatives for the years ended December 31, 2011, 2012 and 2013 was ￦114 billion, ￦(369) billion and ￦171 billion, respectively.

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

The following shows the estimated fair value of derivatives we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2011				2012(1)				2013(1)(2)
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Currency derivatives	￦	2,206	￦	1,690	￦	1,565	￦	1,401	￦	1,119	￦	1,039
Interest rate derivatives		1,553		1,671		1,820		1,894		1,008		1,034
Equity derivatives		96		517		309		81		55		20
Credit derivatives(3)		18		22		28		17		—		—
Commodity derivatives		28		26		18		15		3		3

Total	￦	3,901	￦	3,926	￦	3,740	￦	3,408	￦	2,185	￦	2,096

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”
(2)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as discontinued operations.
(3)

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

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2013, Woori Bank was involved in asset securitization transactions with an initial aggregate issue amount of ￦1,681 billion and generated total fee income of approximately ￦29 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

We engage in investment banking activities in Korea through Woori Bank. In addition, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions advisory services. In 2013, Woori Bank generated investment banking revenue of approximately ￦88 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services.

We believe that significant opportunities exist for us to leverage our existing base of large corporate and small- and medium-sized banking customers to cross-sell investment banking services. We intend to expand our investment banking operations to take advantage of these opportunities, with a view to increasing our fee income and further diversifying our revenue base.

International Banking

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2011		2012(1)		2013(1)(2)
	(in millions of US$)
Total foreign currency assets	US$	23,220	US$	32,083	US$	30,300
Foreign currency borrowings
Call money		1,058		306		918
Long-term borrowings		7,657		5,174		4,672
Short-term borrowings		7,438		8,981		7,382

Total foreign currency borrowings	US$	16,153	US$	14,461	US$	12,972

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(2)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as discontinued operations.

The table below sets forth the overseas subsidiaries and branches of Woori Bank in operation as of December 31, 2013:

Business Unit(1)	Location
Subsidiaries:
Woori America Bank	United States
P.T. Bank Woori Indonesia	Indonesia
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank (China) Limited	China
Zao Woori Bank	Russia
Woori Bank Brasil	Brazil
Branches, Agencies and Representative Offices:
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Shanghai Branch	China
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Hanoi Branch	Vietnam
Ho Chi Minh City Branch	Vietnam
Gaeseong Industrial Complex Branch	North Korea
New York Agency	United States
Los Angeles Branch	United States
Chennai Branch	India
Sydney Branch	Australia
Kuala Lumpur Representative Office	Malaysia
Dubai Representative Office	United Arab Emirates
Yangon Representative Office	Myanmar

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

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

Woori America Bank currently operates 16 branches in New York, New Jersey, Maryland, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$1,164 million as of December 31, 2013 and net profit of US$26 million in 2013.

In November 2007, Woori Bank established a local subsidiary in China, Woori Bank (China) Limited, which currently has branches in Beijing, Shanghai, Shenzhen, Suzhou, Tianjin, Dalian and Chengdu. Woori Bank also established a local subsidiary in Russia, Zao Woori Bank, in January 2008 and it currently has one branch in St. Petersburg. In addition, we have in recent years entered into various memoranda of understanding and strategic alliances with local banks in overseas markets, including China and Spain, in order to pursue business cooperation activities in such markets such as joint marketing efforts and information exchange.

In January 2014, we completed the purchase of an additional 27% equity interest through Woori Bank (in addition to the 6% equity interest we previously acquired through our indirect subsidiary P.T. Bank Woori Indonesia) in P.T. Bank Himpunan Saudara 1906, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia, for a purchase price of approximately US$51 million. As a result, we became the second largest shareholder of this entity, and we plan to merge it in the future with P.T. Bank Woori

Indonesia. As of December 31, 2013, P.T. Bank Himpunan Saudara 1906 had total assets of approximately Indonesian Rupiah 8.2 trillion and shareholders’ equity of Indonesian Rupiah 578 billion.

Asset Management

Trust Management Services

Money Trusts. Through Woori Bank, we offer money trust products to our customers and manage the funds they invest in money trusts. The money trusts we manage are generally trusts with a fixed life that allow investors to share in the investment performance of the trust in proportion to the amount of their investment in the trust. We principally offer the following types of money trust products:

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

We receive fees for our trust management services that are generally based upon a percentage, ranging between 0.01% and 2.0%, of the net asset value of the assets under management. We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Excluding discontinued operations, fees that we received for trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation), net of expenses, amounted to ￦37 billion in 2011, ￦31 billion in 2012 and ￦36 billion in 2013.

For some of the money trusts we manage, we have guaranteed the principal amount of an investor’s investment as well as a fixed rate of interest. We no longer offer new money trust products where we guarantee both the principal amount and a fixed rate of interest. We continue to offer pension-type money trusts that provide a guarantee of the principal amount of an investor’s investment.

The following table shows the balances of our money trusts by type as of the dates indicated. We consolidate within our financial statements trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest and, commencing in 2013, trust accounts for which we guarantee only the repayment of the principal amount, while we do not consolidate performance trusts on which we do not guarantee principal or interest:

	As of December 31,
	2011		2012(1)		2013(1)(2)
	(in billions of Won)
Principal and interest guaranteed trusts	￦	1	￦	1	￦	1
Principal guaranteed trusts		1,419		1,266		1,217
Performance trusts		24,819		30,166		17,381

Total	￦	26,239	￦	31,433	￦	18,599

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(2)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as discontinued operations.

The trust assets we manage consist principally of investment securities and loans made from the trusts. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2013, excluding discontinued operations, our money trusts had invested in securities with an aggregate book value of ￦2,829 billion, which accounted for approximately 14.91% of our money trust assets. Debt securities accounted for ￦2,008 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2013, excluding discontinued operations, equity securities held by our money trusts amounted to ￦821 billion, which accounted for approximately 4.41% of our money trust assets. Of this amount, ￦393 billion was from money trusts over which we had investment discretion and the remainder was from specified money trusts.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2013, excluding discontinued operations, our money trusts had made loans in the aggregate principal amount of ￦3,678 billion (excluding loans to our banking operations of ￦3,123 billion), which accounted for approximately 19.38% of our money trust assets.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No material payments of any such shortfall amounts were made in 2013.

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

In 2013, our property trust fees generally ranged from 0.005% to 0.18% of total assets under management, depending on the type of trust account product. As of December 31, 2013, excluding discontinued operations, the balance of our property trusts totaled ￦10,411 billion.

Property trusts are not consolidated within our financial statements.

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank, we act as a trustee for approximately 1,221 securities investment trusts, mutual funds and other investment funds. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2013, Woori Bank’s fee income from such services was ￦8 billion.

Other Businesses

Management of National Housing Fund

In April 2008, we were selected to be the lead manager of the National Housing Fund. The National Housing Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2013, outstanding housing loans from the National Housing Fund amounted to approximately ￦81 trillion, of which we originated approximately ￦47 trillion (excluding discontinued operations). The activities of the National Housing Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing Fund.

In return for managing the operations of the National Housing Fund we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. The fund raising fee is based on the number of National Housing Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing Fund loans and the number of National Housing Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing Fund. We received total fees of approximately ￦106 billion (excluding discontinued operations) for managing the National Housing Fund in 2013.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. Through Woori Bank, we market a wide range of bancassurance products. In 2013, Woori Bank generated fee income of approximately ￦93 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. Woori Bank has entered into bancassurance marketing arrangements with 26 insurance companies, including Samsung Life Insurance, Samsung Fire and Marine Insurance, Hanwha Life Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plans to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base.

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

Competition

We compete with other financial institutions in Korea, including principally nationwide and regional Korean commercial banks and branches of foreign banks operating in Korea. In addition, in particular segments such as credit cards, asset management and bancassurance, our subsidiaries compete with specialized financial institutions focusing on such segments. Some of these specialized financial institutions are significantly larger in terms of asset size and customer base and have greater financial resources than our subsidiaries.

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

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012. We expect that consolidation in the financial industry will continue, including as a result of the implementation of the Korean government’s privatization plan with respect to us and our subsidiaries. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. See “Item 3D. Risk Factors—Risks relating to competition.”

Assets and Liabilities

The tables below and accompanying discussions provide selected financial highlights regarding our assets and liabilities on a consolidated basis. Except as otherwise indicated, (i) amounts as of and for the years ended December 31, 2010, 2011, 2012 and 2013 are presented on a consolidated basis under IFRS, and (ii) amounts as of and for the year ended December 31, 2009 are presented on a consolidated basis under U.S. GAAP and are not comparable to information prepared in accordance with IFRS.

The Korean government, which currently owns 56.97% of our outstanding common stock through the KDIC, is in the process of implementing a privatization plan with respect to us and our subsidiaries. See “Item 4A. History and Development of the Company—Privatization Plan.” In light of their planned dispositions under the privatization plan, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I have been classified as a disposal group held for distribution or sale, and their operations have been accounted for as discontinued operations. Unless expressly stated otherwise, the financial information as of December 31, 2013 and for the years ended December 31, 2011, 2012 and 2013 set forth below does not include financial data with respect to such discontinued operations, while the financial information as of December 31, 2009, 2010, 2011 and 2012 and for the years ended December 31, 2009 and 2010 set forth below includes financial data with respect to such discontinued operations.

Certain information with respect to our loan portfolio and the asset quality of our loans is presented below on a basis consistent with certain requirements of the Financial Services Commission applicable to Korean financial institutions, which differs (as described below where applicable) from the presentation of such information in our financial statements prepared in accordance with IFRS, as we believe that such alternative presentation allows us to provide additional details regarding our loan portfolio and the asset quality of our loans which would be helpful to our investors.

Loan Portfolio

As of December 31, 2013, excluding discontinued operations, the balance of our total loan portfolio was ￦193,766 billion. As of December 31, 2013, excluding discontinued operations, 86.6% of our total loans were

Won-denominated loans and 13.4% of our total loans were denominated in other currencies. Of the ￦25,983 billion of foreign currency-denominated loans as of that date, approximately 29.8% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank makes foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

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

Loan Types

The following table presents loans by type as of the dates indicated under IFRS. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2010		2011		2012(1)		2013(1)(2)
	(in billions of Won)
Domestic:
Corporate(3):
Commercial and industrial	￦	98,195	￦	101,738	￦	105,048	￦	91,058
Lease financing		653		700		698		—
Trade financing		11,332		13,171		11,982		10,296
Other commercial		12,558		10,927		13,263		9,690

Total corporate		122,738		126,536		130,991		111,044
Consumer:
General purpose household		32,992		32,709		31,725		25,094
Mortgage		6,375		12,138		16,409		19,952
Home equity		26,645		27,940		30,424		25,732
Total consumer		66,012		72,787		78,558		70,778
Credit cards		4,357		4,592		4,505		4,209

Total domestic		193,107		203,915		214,054		186,031
Foreign:
Corporate(4):
Commercial and industrial	￦	7,185	￦	8,013	￦	6,058	￦	6,961
Trade financing		129		165		141		319
Other commercial		69		272		522		192

Total corporate		7,383		8,450		6,721		7,472
Consumer		745		127		253		263

Total foreign		8,128		8,577		6,974		7,735

Total gross loans		201,235		212,492		221,028		193,766
Total loans(5)	￦	201,235	￦	212,492	￦	221,028	￦	193,766
Less: present value discount		(16)		(31)		(25)		(25)
Less: deferred origination costs (fees)		74		178		258		295
Less: allowance for credit losses		(4,718)		(3,759)		(3,565)		(3,337)

Total loans, net		196,575		208,880		217,696		190,699

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011 or 2010) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(2)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as discontinued operations.
(3)	Including loans made to banks and the Korean government and government-owned agencies.
(4)	Including loans made to banks.
(5)	Not including due from banks and other receivables.

The following table presents loans by type as of the dates indicated under U.S. GAAP. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2009
	(in billions of Won)
Domestic:
Corporate:
Commercial and industrial	￦	96,484
Lease financing		578
Trade financing		10,321
Other commercial		6,602

Total corporate		113,985
Consumer:
General purpose household(1)		58,127
Mortgage		3,807
Total consumer		61,934
Credit cards		4,098

Total domestic		180,017
Foreign:
Corporate:
Commercial and industrial	￦	7,393
Trade financing		92

Total corporate		7,485
Consumer		115

Total foreign		7,600
Total gross loans		187,617
Less: Unearned income		(98)

Total loans	￦	187,519

(1)	Includes home equity loans.

Loan Concentrations

Woori Bank limits its total exposure to any single borrower as required by Korean regulations and pursuant to its internal policies and determines this limit based on the borrower’s credit rating provided by its CREPIA system. Woori Bank may adjust its limit if such limit would otherwise exceed the limit imposed by Korean regulations. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer or Major Shareholder.”

20 Largest Exposures by Borrower

As of December 31, 2013, excluding discontinued operations, our exposures to our 20 largest borrowers or issuers totaled ￦37,963 billion and accounted for 11.3% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans														Amounts Classified as substandard or below(3)
Company (Credit Rating)(1)	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Collateral(2)
	(in billions of Won)
Korean Government(4)	￦	—	￦	—	￦	—	￦	7,984	￦	—	￦	7,984	￦	—	￦	—
The Bank of Korea (AAA)		2,790		—		—		5,111		—		7,901		—		—
Korea Land Housing Corporation (AAA)		2,451		—		—		1,590		—		4,041		—		—
Hyundai Heavy Industries (AA+)		—		107		2		—		1,881		1,990		—		—
Samsung Heavy Industries (AAA)		350		—		—		10		1,481		1,841		—		—
Korea Finance Corporation (AAA)		—		—		—		1,542		—		1,542		—		—
NH Bank (AAA)		1,506		—		—		—		—		1,506		—		—
Industrial Bank of Korea (AAA)		683		5		—		742		—		1,430		—		—
Korea Development Bank (AAA)		—		—		—		1,300		—		1,300		—		—
Kookmin Bank (AAA)		1,131		—		—		120		—		1,251		308		—
SPP Shipbuilding (B-)		229		41		—		—		665		935		297		726
Korea Deposit Insurance Corporation (AAA)		—		—		—		872		—		872		—		—
Small and Medium Business Corporation (AAA)		—		—		—		793		—		793		—		—
Hana Bank (AAA)		688		—		—		84		11		783		—		—
Hyundai Securities Co. (AA)		714		—		—		—		—		714		—		—
Daewoo International (AA-)		—		318		—		—		309		627		—		—
Hyundai Steel Company (AA)		474		98		—		10		45		627		—		—
Samsung Electronics (A)		21		603		3		—		—		627		—		—
Daewoo Shipping & Marine (AA-)		1		241		—		—		372		614		—		—
Doosan Infracore (A)		174		322		—		—		89		585		15		—

Total	￦	11,212	￦	1,735	￦	5	￦	20,158	￦	4,853	￦	37,963	￦	620	￦	726

(1)

Credit ratings from one of the following domestic credit rating agencies in Korea as of December 31, 2013: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings.

(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.
(4)	Credit rating is unavailable.

As of December 31, 2013, seven of these top 20 borrowers or issuers were companies belonging to the 30 largest chaebols in Korea. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2013, excluding discontinued operations, 7.5% of our total exposure was to the 30 largest chaebols in Korea. The following table shows, as of December 31, 2013, our total exposures (excluding discontinued operations) to the ten chaebol groups to which we have the largest exposure:

	Loans
Chaebol	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Collateral(1)		Amounts Classified as substandard or below(2)
	(in billions of Won)
Samsung	￦	938	￦	1,022	￦	35	￦	110	￦	1,884	￦	3,989	￦	82	￦	—
Hyundai Heavy Industries		305		266		2		—		2,446		3,019		—		—
Hyundai Motors		1,202		772		42		70		603		2,689		36		—
Hanwha		761		155		7		—		218		1,141		199		1
Doosan		627		46		1		11		420		1,105		10		—
LG		536		369		7		2		127		1,041		8		—
Hyosung		521		342		1		—		145		1,009		167		67
Hanjin		397		190		1		33		331		952		470		—
Kumho Asiana Group		447		332		19		—		100		898		167		—
Hyundai		769		42		3		—		—		814		—		—

Total	￦	6,503	￦	3,536	￦	118	￦	226	￦	6,274	￦	16,657	￦	1,139	￦	68

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2013, the aggregate balance of our domestic and foreign corporate loans (excluding discontinued operations) by industry concentration and as a percentage of our total corporate lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance
	(in billions of Won)
Industry
Manufacturing	￦	37,624	31.8%
Retail and wholesale		14,855	12.5
Financial and insurance		16,200	13.7
Construction		6,809	5.7
Hotel, leisure or transportation		5,974	5.0
Government and government agencies		424	0.4
Other		36,630	30.9

Total	￦	118,516	100.0%

Maturity Analysis

The following table sets out, as of December 31, 2013, the scheduled maturities (time remaining until maturity) of our loan portfolio (excluding discontinued operations). The amounts disclosed in the following table are before deduction of allowance for credit losses and present value discount and do not reflect deferred origination costs:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate(1)
Commercial and industrial	￦	65,362	￦	19,580	￦	6,116	￦	91,058
Lease financing		—		—		—		—
Trade financing		10,259		38		—		10,297
Other commercial		7,878		989		822		9,689

Total corporate		83,499		20,607		6,938		111,044
Consumer
General purpose household		14,598		4,309		6,187		25,094
Mortgage		5,865		3,657		16,210		25,732
Home equity		3,530		4,030		12,392		19,952

Total consumer		23,993		11,996		34,789		70,778
Credit cards		3,861		348		—		4,209

Total domestic		111,353		32,951		41,727		186,031
Foreign
Corporate(2)
Commercial and industrial		5,198		1,005		758		6,961
Lease financing		—		—		—		—
Trade financing		319		—		—		319
Other commercial		141		51		—		192

Total corporate		5,658		1,056		758		7,472
Consumer:
Other consumer		20		18		225		263

Total foreign		5,678		1,074		983		7,735

Total loans	￦	117,031	￦	34,025	￦	42,710	￦	193,766

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.

A significant portion of our loans with maturities of one year is renewed annually. We typically roll over our working capital loans and consumer loans (other than those payable in installments) after we conduct our normal loan review in accordance with our loan review procedures. Under our internal guidelines, we may generally extend working capital loans on an annual basis for an aggregate term of five years. Those guidelines also allow us to generally extend consumer loans other than home equity loans for another term on an annual basis for an aggregate term of up to five years (and home equity loans for an aggregate term of up to ten years).

Interest Rates

The following table shows, as of December 31, 2013, the total amount of our loans due after one year (excluding discontinued operations) that have fixed interest rates and variable or adjustable interest rates:

	Domestic		Foreign		Total
	(in billions of Won)
Fixed rate(1)	￦	31,985	￦	1,094	￦	33,079
Variable or adjustable rates(2)		42,693		963		43,656

Total loans	￦	74,678	￦	2,057	￦	76,735

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

If additions or changes to the allowance for credit losses are required, then we record provisions for credit loss, which are included in impairment losses on credit loss and treated as charges against current income. Credit exposures that we deem to be uncollectible, including actual loan losses, net of recoveries of previously charged-off amounts, are charged directly against the allowance for credit losses. See “Item 5A. Operating Results—Critical Accounting Policies—Impairment of Loans and Allowance for Credit Losses.”

We also consider the following loans to be impaired loans:

•	loans that are past due by 90 days or more;

•	loans that are subject to legal proceedings related to collection;

•	loans to a borrower that has received a warning from the Korea Federation of Banks indicating that such borrower has exhibited difficulties in making timely payments of principal and interest;

•	loans to corporate borrowers that are rated “D” according to our internal credit ratings;

•	restructured loans; and

•

individually significant loans classified as precautionary based on the asset classification criteria of the Financial Services Commission, where the borrower is subject to complete capital impairment or has received an adverse audit opinion or disclaimer of opinion on its financial statements.

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

Foregone interest is the portion of the contractual interest due on problem loans that we have not accrued in our books. If we had not foregone interest on our problem loans, excluding discontinued operations, we would have recorded gross interest income of ￦89 billion, ￦151 billion and ￦150 billion, for 2011, 2012 and 2013, respectively, on loans accounted for as problem loans throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2011, 2012 and 2013, excluding discontinued operations, was ￦73 billion, ￦38 billion and ￦56 billion, respectively.

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

The following table shows, as of the dates indicated, the amount of loans that were problem loans and accruing loans under IFRS which were past due 90 days or more:

	As of December 31,
	2010						2011						2012						2013(1)
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
	(in billions of Won)
Loans classified as problem loans(2)
Corporate(3)	￦	2,831	￦	19	￦	2,850	￦	2,580	￦	132	￦	2,712	￦	3,002	￦	22	￦	3,024	￦	2,167	￦	23	￦	2,190
Consumer(4)		1,081		—		1,081		417		—		417		587		1		588		352		—		352

Sub-total		3,912		19		3,931		2,997		132		3,129		3,589		23		3,612		2,519		23		2,542
Accruing loans which are contractually past due 90 days or more as to principal or interest(2)
Corporate(3)		184		3		187		26		10		36		11		—		11		—		—		—
Consumer		24		—		24		5		—		5		4		—		4		—		—		—

Sub-total		208		3		211		31		10		41		15		—		15		—		—		—

Total	￦	4,120	￦	22	￦	4,142	￦	3,028	￦	142	￦	3,170	￦	3,604	￦	23	￦	3,627	￦	2,519	￦	23	￦	2,542

(1)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as discontinued operations.
(2)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(3)	Including loans made to banks and the Korean government and government-owned agencies.
(4)	Includes credit card balances of ￦1 billion, ￦23 billion, ￦19 billion and ￦18 billion as of December 31, 2010, 2011, 2012 and 2013, respectively.

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

The following table shows, as of the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans under U.S. GAAP which were past due one day or more:

	As of December 31,
	2009
	Domestic		Foreign		Total
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	￦	2,298	￦	42	￦	2,340
Consumer (1)		1,263		—		1,263

Sub-total		3,561		42		3,603
Accruing loans which are contractually past due one day or more as to principal or interest (2)
Corporate		98		11		109
Consumer		26		—		26

Sub-total		124		11		135

Total	￦	3,685	￦	53	￦	3,738

(1)	Includes credit card balance of ￦105 billion as of December 31, 2009.
(2)	Includes accruing loans that are contractually past due 90 days or more in the amount of ￦2 billion as of December 31, 2009.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated under IFRS. In line with industry practice, we have restructured a portion of our delinquent credit card balances as loans.

	As of December 31, 2013(1)(2)
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%
Domestic
Corporate(3)
Commercial and industrial	￦	89,562	46.2%	￦	299	0.2%	￦	293	0.2%	￦	231	0.2%	￦	673	0.3%	￦	91,058	47.0%
Lease financing		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%
Trade financing		10,239	5.3%		12	0.0%		13	0.0%		11	0.0%		21	0.0%		10,296	5.3%
Other commercial		9,481	4.9%		27	0.0%		76	0.0%		69	0.0%		37	0.0%		9,690	4.9%

Total corporate		109,282	56.4%		338	0.2%		382	0.2%		311	0.2%		731	0.3%		111,044	57.3%
Consumer
General purpose household		24,570	12.7%		244	0.1%		54	0.0%		81	0.0%		145	0.1%		25,094	12.9%
Mortgages		19,759	10.2%		123	0.1%		20	0.0%		28	0.0%		22	0.0%		19,952	10.3%
Home equity		25,193	13.0%		251	0.2%		56	0.0%		83	0.0%		149	0.1%		25,732	13.2%

Total consumer		69,522	35.9%		618	0.4%		130	0.1%		192	0.1%		316	0.2%		70,778	36.6%
Credit cards		4,030	2.1%		103	0.1%		36	0.1%		40	0.0%		—	0.0%		4,209	2.2%

Total domestic		182,834	94.4%		1.059	0.5%		548	0.3%		543	0.3%		1,047	0.5%		186,031	96.0%
Foreign
Corporate(4)
Commercial and industrial		6,918	3.6%		6	0.0%		16	0.0%		15	0.0%		6	0.0%		6,961	3.6%
Lease financing		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%
Trade financing		319	0.2%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		319	0.2%
Other commercial		192	0.1%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		192	0.1%

Total corporate		7,429	3.9%		6	0.0%		16	0.0%		15	0.0%		6	0.0%		7,472	3.9%
Consumer		259	0.1%		1	0.0%		—	0.0%		1	0.0%		2	0.0%		263	0.1%

Total foreign		7,688	4.0%		7	0.0%		16	0.0%		16	0.0%		8	0.0%		7,735	4.0%

Total loans(5)	￦	190,522	98.3%	￦	1,066	0.6%	￦	564	0.3%	￦	559	0.3%	￦	1,055	0.5%	￦	193,766	100.0%

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(2)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as discontinued operations.
(3)	Including loans made to banks and the Korean government and government-owned agencies.
(4)	Including loans made to banks.
(5)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2012(1)
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%
Domestic
Corporate(2)
Commercial and industrial	￦	102,912	46.6%	￦	434	0.2%	￦	571	0.3%	￦	458	0.2%	￦	673	0.3%	￦	105,048	47.6%
Lease financing		675	0.3%		14	0.0%		3	0.0%		3	0.0%		3	0.0%		698	0.3%
Trade financing		11,862	5.4%		19	0.0%		36	0.0%		27	0.0%		38	0.0%		11,982	5.4%
Other commercial		11,761	5.3%		18	0.0%		98	0.0%		87	0.0%		1,300	0.6%		13,264	6.0%

Total corporate		127,210	57.6%		485	0.2%		708	0.3%		575	0.3%		2,014	0.9%		130,992	59.3%
Consumer
General purpose household		31,048	14.0%		399	0.2%		83	0.0%		74	0.0%		120	0.1%		31,724	14.3%
Mortgages		16,219	7.3%		137	0.1%		19	0.0%		17	0.0%		17	0.0%		16,409	7.4%
Home equity		29,839	13.6%		359	0.2%		66	0.0%		57	0.0%		103	0.0%		30,424	13.7%

Total consumer		77,106	34.9%		895	0.4%		168	0.1%		148	0.1%		240	0.1%		78,557	35.4%
Credit cards		4,282	1.9%		135	0.1%		41	0.0%		45	0.0%		2	0.0%		4,505	2.0%

Total domestic		208,598	94.4%		1,515	0.7%		917	0.4%		768	0.3%		2,256	1.0%		214,054	96.8%
Foreign
Corporate(3)
Commercial and industrial		6,030	2.7%		2	0.0%		5	0.0%		4	0.0%		16	0.0%		6,057	2.7%
Lease financing		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%
Trade financing		141	0.1%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		141	0.1%
Other commercial		505	0.2%		—	0.0%		—	0.0%		—	0.0%		18	0.0%		523	0.2%

Total corporate		6,676	3.0%		2	0.0%		5	0.0%		4	0.0%		34	0.0%		6,721	3.0%
Consumer		251	0.1%		0	0.0%		0	0.0%		0	0.0%		2	0.0%		253	0.2%

Total foreign		6,927	3.1%		2	0.0%		5	0.0%		4	0.0%		36	0.0%		6,974	3.2%

Total loans(4)	￦	215,525	97.5%	￦	1,517	0.7%	￦	922	0.4%	￦	772	0.3%	￦	2,292	1.0%	￦	221,028	100.0%

(1)

The amounts as of December 31, 2012 have been restated to retroactively reflect a change in our accounting policies pursuant to IFRS 10, Consolidated Financial Statements. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(2)	Including loans made to banks and the Korean government and government-owned agencies.
(3)	Including loans made to banks.
(4)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2011
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%
Domestic
Corporate(1)
Commercial and industrial	￦	100,069	47.1%	￦	352	0.2%	￦	426	0.2%	￦	232	0.1%	￦	659	0.3%	￦	101,738	47.9%
Lease financing		662	0.3%		16	0.0%		5	0.0%		6	0.0%		11	0.0%		700	0.3%
Trade financing		13,102	6.2%		23	0.0%		27	0.0%		6	0.0%		11	0.0%		13,171	6.2%
Other commercial		9,860	4.7%		25	0.0%		31	0.0%		8	0.0%		1,003	0.5%		10,927	5.1%

Total corporate		123,693	58.2%		416	0.2%		489	0.2%		254	0.1%		1,684	0.8%		126,536	59.5%
Consumer
General purpose household		32,048	15.1%		391	0.2%		74	0.0%		61	0.0%		135	0.1%		32,709	15.4%
Mortgages		12,016	5.7%		93	0.0%		8	0.0%		7	0.0%		14	0.0%		12,138	5.7%
Home equity		27,399	12.9%		346	0.2%		54	0.0%		42	0.0%		99	0.0%		27,940	13.1%

Total consumer		71,463	33.6%		830	0.4%		136	0.1%		110	0.1%		248	0.1%		72,787	34.3%
Credit cards		4,329	2.0%		146	0.1%		48	0.0%		47	0.0%		2	0.0%		4,592	2.1%

Total domestic		199,485	93.9%		1,392	0.7%		673	0.3%		411	0.2%		1,934	0.9%		203,915	96.0%
Foreign
Corporate(2)
Commercial and industrial		7,919	3.7%		5	0.0%		14	0.0%		58	0.0%		17	0.0%		8.013	3.7%
Lease financing		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%
Trade financing		165	0.1%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		165	0.1%
Other commercial		272	0.1%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		272	0.1%

Total corporate		8,356	3.9%		5	0.0%		14	0.0%		58	0.0%		17	0.0%		8,450	3.9%
Consumer		124	0.1%		1	0.0%		—	0.0%		—	0.0%		2	0.0%		127	0.1%

Total foreign		8,480	4.0%		6	0.0%		14	0.0%		58	0.0%		19	0.0%		8,577	4.0%

Total loans(3)	￦	207,965	97.9%	￦	1,398	0.7%	￦	687	0.3%	￦	469	0.2%	￦	1,953	0.9%	￦	212,492	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which we, together with the borrower and other creditors, restructure a borrower’s credit terms. Previously, workouts were regulated under the prior Corporate Restructuring Promotion Act. In December 2013, the National Assembly of Korea adopted a new Corporate Restructuring Promotion Act, or the New Corporate Restructuring Promotion Act, which became effective on January 1, 2014. Workouts that had been initiated under the Corporate Restructuring Promotion Act are also governed by the New Corporate Restructuring Promotion Act effective from January 1, 2014. Under the New Corporate Restructuring Promotion Act, which is similar to the Corporate Restructuring Promotion Act, all creditor financial institutions of a financially troubled borrower are required to participate in a creditors’ committee which is authorized to prohibit such creditor financial institutions from exercising their rights against the borrower, commencing workout procedures or approving a reorganization plan prepared by the borrower. Any decision of the creditors’ committee requires the approval of creditor financial institutions holding interests as creditor in 75% or more of the total debt outstanding of a borrower. An additional approval of creditor financial institutions holding interests as creditor in 75% or more of the secured debt is required with respect to the borrower’s debt restructuring. Once approved, any decision made by the creditors’ committee is binding on all the creditor financial institutions of the borrower. Creditor financial institutions that voted against commencement of workout, debt restructuring or granting of new credit have the right to request the creditor financial institutions that voted in favor of such matters to purchase their claims at a mutually agreed price. In the event that the parties are not able to agree on the terms of purchase, a coordination committee consisting of experts would determine the terms. The creditor financial institutions that oppose a decision made by the coordination committee may request a court to change such decision. The New Corporate Restructuring Promotion Act is scheduled to expire on December 31, 2015.

Korean law also provides for corporate rehabilitation proceedings, which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. That restructuring plan is subject to court approval.

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2013, excluding discontinued operations, ￦2,202 billion, or 1.0%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦1,530 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and ￦151 billion of loans to and debt securities of small- and medium-sized enterprises in workout, restructuring or rehabilitation, which represented 0.7% and 0.1% of our total loans and debt securities, respectively. At Woori Bank, the Corporate Restoration Department manages its workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowance for credit losses.

The following table shows, as of December 31, 2013, our ten largest exposures (excluding discontinued operations) that were in workout, restructuring or rehabilitation:

	Loans														Amounts Classified as Substandard or Below(3)		Allowance for Credit Loss
Company (Credit Rating)(1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities		Guarantees and Acceptances		Total Exposures		Collateral(2)
	(in billions of Won)
Kumho Tire (B+)	￦	101	￦	256	￦	—	￦	—	￦	13	￦	370	￦	189	￦	—	￦	34
Kumho Industrial (B+)		150		—		60		—		69		279		163		—		29
SsangYong Engineering & Construction Co., Ltd (D)		157		—		—		—		58		215		—		186		170
Orient ship Yard (D)		—		—		—		—		104		104		—		104		14
Dongmoon Construction Co. Ltd. (D)		75		—		—		—		—		75		43		31		12
Jeil Construction Co. Ltd. (D)		74		—		—		—		—		74		30		44		5
Dongja Project Finance (D)		73		—		—		—		—		73		—		73		43
Hankook Silicon Co., Ltd (D)		60		—		—		—		—		60		91		60		3
Lake Hills Sunchon (D)		57		—		—		—		—		57		—		57		57
STX Pan Ocean Co., Ltd. (D)		23		9		21		—		2		55		3		32		9

Total	￦	770	￦	265	￦	81	￦	—	￦	246	￦	1,362	￦	519	￦	587	￦	376

(1)	Credit rating as of December 31, 2013, from one of the following Korean credit agencies: Korea Information Service Inc., National Information & Credit Evaluation, Inc. or Korea Ratings.
(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.

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

	As of December 31,
	2010						2011						2012						2013(1)
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
	(in billions of Won)
Loans not included in “problem and past due loans” which are classified as “troubled debt restructurings”	￦	2,791	￦	—	￦	2,791	￦	3,233	￦	—	￦	3,233	￦	2,604	￦	—	￦	2,604	￦	1,106	￦	—	￦	1,106

(1)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as discontinued operations.

The following table shows, as of the dates indicated, certain details of our loans not included in “non-accrual and past due loans” under U.S. GAAP which are classified as “troubled debt restructurings”:

	As of December 31,
	2009
	Domestic		Foreign		Total
	(in billions of Won)
Loans not included in “non-accrual and past due loans” which are classified as “troubled debt restructurings”	￦	1,518	￦	—	￦	1,518

For 2013, excluding discontinued operations, interest income that we would have recorded under the original contract terms of restructured loans amounted to ￦88 billion, of which we reflected ￦32 billion as interest income for 2013.

Potential Problem Loans

As of December 31, 2013, excluding discontinued operations, we had ￦2,240 billion of corporate loans in respect of which we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. Potential problem loans are precautionary loans that we determine, through our internal loan review process, require close management due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business. The following table shows changes in our potential problem loans (excluding discontinued operations) between December 31, 2012 and 2013:

	Amount
	(in billions of Won)
Balance of potential problem loans at December 31, 2012	￦	3,964
Increase in the balance of potential problem loans to borrowers who became newly classified as borrowers with potential problem loans in 2013		1,108
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at December 31, 2012 but no longer have any potential problem loans outstanding at December 31, 2013		(2,720)
Net decrease in the balance of potential problem loans to existing borrowers to whom we had potential problems loans outstanding at December 31, 2012		(112)

Balance at December 31, 2013	￦	2,240

Other Problematic Interest-Earning Assets

We have in the past received certain other interest-earning assets in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the problem, past due or restructuring or potential problem loan disclosures provided above. However, as of December 31, 2013, we had no such assets.

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

	As of December 31,
	2010			2011			2012			2013(1)
	(in billions of Won, except percentages)
Total non-performing loans	￦	6,550	(2)	￦	3,780	(3)	￦	3,766	(4)	￦	4,996	(5)
As a percentage of total loans		3.3%			1.8%			1.7%			2.6%

(1)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as discontinued operations.
(2)	Excludes ￦34 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(3)	Excludes ￦43 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(4)	Excludes ￦59 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(5)	Excludes ￦49 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio under U.S. GAAP:

	As of December 31,
	2009
Total non-performing loans	￦ 2,489	(1)
As a percentage of total loans	1.3%

(1)	Excludes ￦20 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

The above amounts do not include loans classified as substandard or below that we or any of our predecessor entities sold to Korea Asset Management Corporation or KAMCO, United Asset Management Corp., or UAMCO, or to certain structured companies. See “—Sales of Non-Performing Loans.”

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan under IFRS:

	As of December 31,
	2010			2011			2012			2013(1)
	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	5,317	81.2%	￦	2,846	75.3%	￦	2,652	70.4%	￦	3,783	75.7%
Lease financing		3	0.1		6	0.1		6	0.2		—	—
Trade financing		245	3.7		98	2.6		183	4.9		343	6.9
Other commercial		526	8.0		281	7.4		377	10.0		313	6.3

Total corporate		6,091	93.0		3,231	85.4		3,218	85.4		4,439	88.9
Consumer
General purpose household(2)		294	4.4		378	10.0		411	10.9		418	8.4
Mortgage		12	0.2		18	0.5		26	0.7		33	0.6

Total consumer		306	4.6		396	10.5		437	11.6		451	9.0
Credit cards		51	0.8		63	1.7		65	1.7		56	1.1

Total domestic		6,448	98.4		3,690	97.6		3,720	98.8		4,946	99.0
Foreign
Corporate
Commercial and industrial		65	1.0		90	2.4		42	1.1		47	0.9
Lease financing		—	—		—	—		—	—		—	—
Trade financing		—	—		—	—		—	—		—	—
Other commercial		—	—		—	—		—	—		—	—

Total corporate		65	1.0		90	2.4		42	1.1		47	0.9
Consumer		37	0.6		—	0.0		4	0.1		3	0.1

Total foreign		102	1.6		90	2.4		46	1.2		50	1.0

Total non-performing loans	￦	6,550	100.0%	￦	3,780	100.0%	￦	3,766	100.0%	￦	4,996	100.0%

(1)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as discontinued operations.
(2)	Includes home equity loans.

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan under U.S. GAAP:

	As of December 31,
	2009
	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	1,819	73.1%
Lease financing		11	0.4
Trade financing		112	4.5
Other commercial		152	6.1

Total corporate		2,094	84.1
Consumer
General purpose household (1)		257	10.3
Mortgage		10	0.4

Total consumer		267	10.7
Credit cards		52	2.1

Total domestic		2,413	96.9
Foreign
Corporate
Commercial and industrial		76	3.1
Lease financing		—	—
Trade financing		—	—
Other commercial		—	—

Total corporate		76	3.1
Consumer		—	—

Total foreign		76	3.1

Total non-performing loans	￦	2,489	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our non-performing loans under IFRS for 2013 (excluding discontinued operations):

	2013
	(in billions of Won)
Non-performing loans as of January 1, 2013	￦	3,079
Additions to non-performing loans
Loans transferred into non-performing loans		3,669
Reductions in non-performing loans
Loans transferred to the held-for-sale investment portfolio		—
Loans sold		(725)
Loans modified and returned to performing loans		(36)
Loans paid down or paid off		(422)
Loans charged-off		(569)
Others		—

Total net additions to non-performing loans		1,917

Total non-performing loans as of December 31, 2013	￦	4,996

Top 20 Non-Performing Loans.  As of December 31, 2013, excluding discontinued operations, our 20 largest non-performing loans accounted for 62.9% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for credit losses		Collateral(1)		Industry
	(in billions of Won)
Borrower A	￦	726	￦	317	￦	297	Shipbuilding
Borrower B		406		165		—	Shipbuilding
Borrower C		330		90		246	Shipbuilding
Borrower D		251		242		4	Manufacturing
Borrower E		186		170		—	Construction
Borrower F		130		16		126	Shipbuilding
Borrower G		116		100		2	Shipbuilding
Borrower H		104		14		—	Shipbuilding
Borrower I		99		1		5	Manufacturing
Borrower J		97		13		—	Manufacturing
Borrower K		94		82		29	Manufacturing
Borrower L		94		8		1	Construction
Borrower M		75		35		—	Real estate
Borrower N		73		43		—	Real estate
Borrower O		71		6		—	Real estate
Borrower P		60		3		60	Manufacturing
Borrower Q		60		0		60	Real estate
Borrower R		58		0		58	Manufacturing
Borrower S		57		57		—	Real estate
Borrower T		54		27		41	Real estate

Total	￦	3,141	￦	1,389	￦	929

(1)	The value of collateral is appraised based on future cash flow and observable market price.

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

When a loan becomes non-performing, we will begin a due diligence review of the borrower’s assets, send a notice demanding payment or stating that we will take legal action, and prepare for legal action. At the same time, we initiate our non-performing loan management process, which begins with:

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

In addition to making efforts to collect on our non-performing loans, we also undertake measures to reduce the overall level of our non-performing loans. These measures include:

•	selling our non-performing loans to structured companies established in connection with our joint ventures with several financial institutions; and

•	selling our non-performing loans to third parties, including KAMCO and United Asset Management Corp.

See “—Sales of Non-Performing Loans.” We generally expect to suffer a partial loss on loans that we sell or securitize, to the extent such sales and securitizations are recognized as such under IFRS.

Foreclosure and Collateral. We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2011, 2012 and 2013, excluding discontinued operations, we foreclosed on collateral we obtained with respect to loan balances representing approximately 0.2%, 0.5% and 0.4%, respectively, of our average interest-bearing loan balances in each of those periods.

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

Sales of Non-Performing Loans

The overall asset quality of our loan portfolio is affected by sales of non-performing loans. These sales have been made primarily to KAMCO, United Asset Management Corp. and various structured companies as further described below.

The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2011(1)						2012(1)						2013(1)
Purchaser	Principal Amount Sold		Sale Price		Gain (loss)		Principal Amount Sold		Sale Price		Gain (loss)		Principal Amount Sold		Sale Price		Gain (loss)
	(in billions of Won)
KAMCO	￦	179	￦	56	￦	(123)	￦	—	￦	—	￦	—	￦	27	￦	26	￦	(1)
Structured companies		240		207		(33)		620		462		(158)		310		257		(53)
UAMCO(2)		829		526		(303)		293		248		(45)		382		338		(44)
Others		319		132		(187)		125		103		(22)		6		1		(5)

Total	￦	1,567	￦	921	￦	(646)	￦	1,038	￦	813	￦	(225)	￦	725	￦	622	￦	(103)

(1)	The amounts for the years ended December 31, 2011, 2012 and 2013 reflect the classification of certain subsidiaries as discontinued operations.
(2)	For the years ended December 31, 2011 and 2012, includes sales to the private equity fund for which UAMCO serves as the general partner. See “—United Asset Management Corp.”

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

In addition, we may be required to repurchase any loan relating to a borrower that has applied to a court for reorganization or that is the subject of reorganization proceedings at the time the loan was sold to KAMCO if a court rejects the application for reorganization, disapproves the reorganization plan or fails to approve the reorganization plan within two years of the sale. We may also be required to repurchase a loan if a court determines that the borrower cannot meet the terms of the repayment schedule developed in the reorganization proceeding. The ability of KAMCO to exercise its right to require us to repurchase loans sold is without limit. As of December 31, 2013, we did not have any loans subject to these repurchase rights.

United Asset Management Corp.  United Asset Management Corp. was established in late 2009 in the wake of the global financial crisis by six major commercial banks in Korea, including Woori Bank, to purchase, sell and securitize non-performing loans and to engage in corporate restructuring activities, among other things. Woori Bank has committed to contribute ￦150 billion of capital to UAMCO, of which ￦73 billion has been contributed to date, and has also provided a credit line of ￦74 billion to UAMCO, under which no amounts have been drawn down to date. Woori Bank currently holds a 15% equity interest in UAMCO. The terms of our sale of loans to UAMCO, we are not required to repurchase any such loans, provide post-sale price adjustments or otherwise continue to be involved with such loans subsequent to their sale in any material respect.

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

Others.  In addition to sales of loans to KAMCO, various structured companies and UAMCO, we sell non-performing loans to various private investment companies. Pursuant to the terms of such sales to private investment companies, we are not required to repurchase any such loans, provide post-sale price adjustments or otherwise continue to be involved with such loans subsequent to their sale in any material respect.

Allocation and Analysis of Allowances for Credit Losses under IFRS

The following table presents, as of the dates indicated, the allocation of our allowances for credit losses by loan type under IFRS:

	As of December 31,
	2010			2011			2012(1)			2013(1)(2)
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	3,459	73.3%	￦	2,690	71.6%	￦	2,543	72.6%	￦	2,336	69.9%
Lease financing		5	0.1		5	0.1		4	0.1		—	0.0
Trade financing		268	5.7		187	5.0		205	5.8		313	9.4
Other commercial		479	10.1		348	9.3		298	7.0		229	6.9

Total corporate		4,211	89.3		3,230	86.0		3,050	85.5		2,878	86.2
Consumer
General purpose household(3)		208	4.4		249	6.6		307	8.6		284	8.5
Mortgage		5	0.1		8	0.2		20	0.6		15	0.4

Total consumer		213	4.5		257	6.8		327	9.2		299	8.9
Credit cards		126	2.7		132	3.5		128	3.6		106	3.2

Total domestic		4,550	96.4		3,619	96.3		3,505	98.3		3,283	98.3
Foreign
Corporate
Commercial and industrial		150	3.2		139	3.7		57	1.6		53	1.7
Lease financing		—	—		—	—		—	—		—	—
Trade financing		—	—		—	—		1	0.0		1	—
Other commercial		0	0.0		1	0.0		2	0.1		—	—

Total corporate		150	3.2		140	3.7		60	1.7		54	1.7
Consumer		18	0.4		0	0.0		0	0.0		—	—

Total foreign		168	3.6		140	3.7		60	1.7		54	1.7

Total allowance for credit losses	￦	4,718	100.0%	￦	3,759	100.0%	￦	3,565	100.0%	￦	3,337	100.0%

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011 or 2010) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(2)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as discontinued operations.
(3)	Includes home equity loans.

The following table presents an analysis of the changes in our allowances for credit losses under IFRS for each of the years indicated, in each case including discontinued operations:

	Year ended December 31,
	2010		2011		2012(1)		2013(1)
	(in billions of Won)
Balance at the beginning of the period	￦	3,508	￦	4,718	￦	3,759	￦	3,565
Bad debt expenses for the period		3,025		2,085		2,107		2,557
Increase on repurchases of non-performing loans		10		4		0		0
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(1,031)		(1,577)		(1,545)		(1,462)
Lease financing		(5)		(4)		(10)		—
Trade financing		(100)		(238)		(108)		(108)
Other commercial		(63)		(304)		(117)		(47)

Total corporate		(1,199)		(2,123)		(1,780)		(1,617)
Consumer
General purpose household(2)		(86)		(75)		(188)		(179)
Mortgage		(20)		(14)		(2)		(1)

Total consumer		(106)		(89)		(190)		(180)
Credit cards		(140)		(142)		(186)		(172)
Total domestic		(1,445)		(2,354)		(2,156)		(1,969)
Foreign		(61)		(15)		(60)		(8)
Allowances relating to loans sold		(268)		(538)		(163)		(161)

Total gross charge-offs		(1,774)		(2,907)		(2,379)		(2,138)
Recoveries:
Domestic
Corporate
Commercial and industrial		65		33		152		140
Lease financing		1		1		1		—
Trade financing		10		10		17		14
Other commercial		9		10		14		13

Total corporate		85		54		184		167
Consumer
General purpose household(3)		11		8		46		34
Mortgage		1		9		8		8

Total consumer		12		17		54		42
Credit cards		65		33		34		26

Total domestic		162		104		272		235
Foreign		7		—		3		1

Total recoveries		169		104		275		236

Net charge-offs		(1,605)		(2,803)		(2,104)		(1,902)
Foreign exchange translation effects		(2)		34		(2)		(1)
Others(2)		(218)		(279)		(195)		(225)
Adjustment from discontinued operations		—		—		—		(657)

Balance at the end of the period	￦	4,718	￦	3,759	￦	3,565	￦	3,337

Ratio of net charge-offs during the period to average loans outstanding during the period		0.8%		1.3%		1.0%		1.0%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011 or 2010) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(2)	Includes home equity loans.
(3)	Includes unwinding of discount.

Allocation and Analysis of Allowances for Loan Losses under U.S. GAAP

The following table presents, as of the date indicated, the allocation of our allowances for loan losses by loan type under U.S. GAAP:

	As of December 31,
	2009
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	2,653	74.6%
Lease financing		11	0.3
Trade financing		279	7.8
Other commercial		166	4.7

Total corporate		3,109	87.4
Consumer
General purpose household(1)		182	5.1
Mortgage		11	0.3

Total consumer		193	5.4
Credit cards		78	2.2

Total domestic		3,380	95.0
Foreign
Corporate
Commercial and industrial		175	4.9
Lease financing		—	—
Trade financing		2	0.1
Other commercial		—	—

Total corporate		177	5.0
Consumer		—	—
Total foreign	￦	177	5.0

Total allowance for loan losses	￦	3,557	100.0%

(1)	Includes home equity loans.

The following table presents an analysis of the changes in our allowances for loan losses under U.S. GAAP for the year indicated:

Year ended December 31,
2009
(in billions of Won)
Balance at the beginning of the period	￦ 2,942
Provision for credit losses	2,408
Allowance relating to credit-related commitments transferred to loans	47
Gross charge-offs
Domestic
Corporate
Commercial and industrial	(757)
Lease financing	(9)
Trade financing	(81)
Other commercial	(47)

Total corporate	(894)
Consumer
General purpose household(1)	(456)
Mortgage	(30)

Total consumer	(486)
Credit cards	(203)
Total domestic	(1,583)
Foreign	(60)
Allowance relating to loans sold	(317)

Total gross charge-offs	(1,960)
Recoveries:
Domestic
Corporate
Commercial and industrial	44
Lease financing	1
Trade financing	5
Other commercial	3

Total corporate	53
Consumer
General purpose household	27
Mortgage and home equity	2

Total consumer	29
Credit cards	59

Total domestic	141
Foreign	3

Total recoveries	144

Net charge-offs	(1,816)
Foreign exchange translation effects	(24)

Balance at the end of the period	￦ 3,557

Ratio of net charge-offs during the period to average loans outstanding during the period(2)	0.97%

(1)	Includes home equity loans.
(2)	Includes amounts relating to allowance related to loans transferred to held-for-sale.

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured debt and two-thirds of the outstanding secured debt, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding ￦500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit. The aggregate amount of loans of Woori Bank which became subject to such individual work-out programs in 2013 was ￦26 billion. In 2013, Woori Bank recovered ￦2 billion with respect to its loans subject to such individual work-out programs.

In April 2006, the Korean Debtor Recovery and Bankruptcy Law took effect and replaced the Individual Debtor Rehabilitation Law. Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ￦500 million of unsecured debt and/or ￦1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors. The aggregate amount of loans of Woori Bank which became subject to such court-supervised debt restructuring in 2013 was ￦135 billion. In 2013, Woori Bank recovered ￦16 billion with respect to its loans subject to such court-supervised debt restructuring.

In September 2008, to support consumer borrowers with low credit scores, the Financial Services Commission established the Credit Rehabilitation Fund to purchase from creditors the loans of such borrowers that are in default and to provide guarantees so that such loans may be refinanced at lower rates. The Credit Rehabilitation Fund provides support to (i) individuals with low credit scores who are in default on loans not exceeding ￦50 million in principal amount in the aggregate (which requirement will be waived for individuals who are “basic living welfare recipients”) for a period of three months or more and (ii) individuals with low credit scores ranging from category 6 to 10 who are in default on loans not exceeding ￦30 million in principal amount in the aggregate (which requirement will be waived for individuals who are basic living welfare recipients) and the interest rate of which is 30% or more.

In March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following successive extensions by the Korean government, is expected to continue indefinitely. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided for retail borrowers with total loans of less than ￦1.5 billion (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days. The aggregate amount of loans made by Woori Bank which became subject to the pre-workout program in 2013 was ￦19 billion. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

In March 2013, in order to support low income consumer borrowers experiencing difficulty in repaying their unsecured long-term debt, the Financial Services Commission announced the establishment of a “National Happiness Fund” (which supplements the above-described Credit Rehabilitation Fund), which provided one-time relief to such borrowers by:

•

purchasing from creditors unsecured loans of individual borrowers not exceeding ￦100 million in principal amount in the aggregate, which loans were in arrears for a period of six months or more as of February 28, 2013 and, if requested by the borrower, reducing the balance of such loans up to 50% of the outstanding amount and/or extending the maturity of such loans up to 10 years based on the borrower’s expected ability to repay;

•

purchasing from certain creditors student loans of individual borrowers, which loans were in arrears for a period of six months or more as of February 28, 2013 and, if requested by the borrower, restructuring the balance and/or extending the maturity of such loans based on the borrower’s expected ability to repay or until the borrower finds employment; and

•

for individuals with annual income of ￦40 million or less with loans of a principal amount not exceeding ￦30 million in the aggregate and with an interest rate of 20% or higher, facilitating the refinancing of such loans at lower interest rates, provided that such loans were not in default during the six months prior to the application for relief.

Over 3,800 Korean financial institutions and private lenders, including Woori Bank, signed a memorandum of understanding with the National Happiness Fund to sell eligible loans to the fund. The price and volume of such loans to be sold were subject to further negotiations between the National Happiness Fund and such financial institutions and lenders. The National Happiness Fund accepted applications from individual borrowers to participate in such relief programs until October 2013, or January 2014 for individual borrowers of student loans from the Korea Student Aid Foundation. In 2013, Woori Bank sold ￦74 billion in aggregate principal amount of loans to the National Happiness Fund for an aggregate sale price of ￦400 million.

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

Our securities investments are subject to various regulations, including limitations prescribed under the Financial Holding Company Act and the Bank Act. Under these regulations, a bank holding company may not own (i) more than 5% of the total issued and outstanding shares of another finance-related company, (ii) any shares of its affiliates, other than its direct or indirect subsidiaries or (iii) any shares of a non-finance-related company. In addition, each of our subsidiaries must limit its investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and Korean government bonds) to 60% of the sum of its total Tier I and Tier II capital amount (less any capital deductions). Each of our subsidiaries is also generally prohibited from acquiring more than 15% of the shares with voting rights issued by any other corporation. Woori Bank and its trust accounts are prohibited from acquiring the shares of any of our “major shareholders,” as defined in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer or Major Shareholder,” in excess of an amount determined by enforcement decree within a maximum limit of 1% of the sum of our Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity” and “—Restrictions on Shareholdings in Other Companies.”

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
Investments in joint ventures and associates

Investments in joint ventures refer to equity investments in entities with respect to which we have contractual arrangements with other parties to undertake economic activities subject to joint control.

Investments in associates refer to equity investments in entities over which we have significant influence but do not have direct or indirect control.

Valued using the equity method, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Any excess of the cost of acquisition over our share of the net fair value of the identifiable assets, liabilities and contingent liabilities of a joint venture or associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of our share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the acquisition cost is recognized immediately in net income.

See “Item 5A. Operating Results—Critical Accounting Policies—Valuation of Financial Assets and Liabilities.”

The following table sets out the definitions of the primary categories of securities we held under U.S. GAAP:

Category	Classification	Accounting Treatment
Trading securities	Securities held in anticipation of short-term market movements, which have been acquired for the purpose of short-term capital gains.	Marked-to-market and reported at fair value. We record unrealized gains and losses in income. Trading securities held by our overseas branches are stated at market value unless otherwise required by regulatory authorities in countries where the overseas branches are located.

Category	Classification	Accounting Treatment
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

Category	Classification	Accounting Treatment
Other investments	Equity securities where we exercise significant influence over the operating and financial policies of an investee.	Valued pursuant to the equity method of accounting, based on net asset value. We reflect our share in net income or net loss of these entities in our income statement. Changes in retained earnings, capital surplus or other capital accounts of these entities are accounted for as adjustments to our retain earnings or capital adjustments, consistent with the manner reflected in these entities’ financial statements.

	Equity investment securities that do not have a readily determinable fair value.	Valued at acquisition cost. However, if the fair value of these securities declines below their cost and the decline is deemed other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Book Value and Fair Value

The following table sets out the book value and fair value of securities in our portfolio as of the dates indicated:

	As of December 31,
	2011				2012(1)				2013(1)(2)
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Financial assets at fair value through profit and loss
Financial assets held for trading
Equity securities	￦	608	￦	608	￦	706	￦	706	￦	196	￦	196
Beneficiary certificates		325		325		755		755		167		167
CMA securities		2,466		2,466		1,937		1,937		201		201
Others		1,651		1,651		2,376		2,376		33		33
Debt securities
Korean treasury and government agencies		1,194		1,194		2,405		2,405		574		574
Financial institutions		5,194		5,194		4,378		4,378		1,019		1,019
Corporate		5,395		5,395		5,998		5,998		409		409
Commercial paper		2,973		2,973		3,161		3,161		—		—

Total—Financial assets held for trading	￦	19,806	￦	19,806	￦	21,716	￦	21,716	￦	2,599	￦	2,599

Financial assets designated at FVTPL
Equity-linked securities	￦	654	￦	654	￦	651	￦	651	￦	—	￦	—
Asset backed securities		410		410		385		385		—		—
Debt securities		—		—		5		5		3		3
Equity securities		12		12		12		12		11		11
Structured deposit		—		—		11		11		—		—

Total—Financial assets designated at FVTPL	￦	1,076	￦	1,076	￦	1,064	￦	1,064	￦	14	￦	14

	As of December 31,
	2011				2012(1)				2013(1)(2)
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Available-for-sale financial assets
Equity securities	￦	2,752	￦	2,752	￦	2,185	￦	2,185	￦	1,616	￦	1,616
Beneficiary certificates		3,789		3,789		2,854		2,854		3,065		3,065
Others		219		219		202		202		275		275
Debt securities
Korean treasury and government agencies		2,787		2,787		2,681		2,681		2,681		2,681
Financial institutions		5,210		5,210		6,050		6,050		6,512		6,512
Corporate		4,183		4,183		4,321		4,321		2,434		2,434
Asset backed securities		599		599		383		383		273		273
Foreign currency bonds		133		133		213		213		229		229

Total—Available-for-sale financial assets	￦	19,672	￦	19,672	￦	18,889	￦	18,889	￦	17,085	￦	17,085

Held-to-maturity financial assets
Debt securities
Korean treasury and government agencies	￦	7,235	￦	7,432	￦	7,665	￦	7,835	￦	4,729	￦	4,770
Financial institutions		5,859		5,880		3,621		3,646		2,156		2,163
Corporate		6,828		6,898		7,352		7,485		5,131		5,190
Foreign government bonds		103		103		36		36		23		23
Securities loaned		11		11		11		11		—		—

Total—Held-to-maturity	￦	20,036	￦	20,324	￦	18,685	￦	19,013	￦	12,039	￦	12,146

Total securities	￦	60,590	￦	60,878	￦	60,354	￦	60,682	￦	31,737	￦	31,844

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(2)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as discontinued operations.

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2013 (excluding discontinued operations):

	As of December 31, 2013
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total
	(in billions of Won, except percentages)
	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)
Financial assets at fair value through profit or loss:
Financial assets held for trading
Korean treasury and government agencies	￦	15	3.37%	￦	540	3.28%	￦	19	3.29%	￦	—	—%	￦	574	3.28%
Financial institutions		668	3.06		351	2.92		—	—		—	—		1,019	3.01
Corporate		141	4.38		248	3.76		21	4.22		—	—		410	4.00

Total		824	3.29%		1,139	3.27%		40	3.77%		—	—%		2,003	3.29%

Financial assets designated at fair value through profit or loss
Corporate		3	1.54%		—	—		—	—		—	—		3	1.54%

Total		3	1.54%		—	—		—	—		—	—		3	1.54%

	As of December 31, 2013
	Within 1 year		Over 1 but Within 5 years		Over 5 but Within 10 years		Over 10 years		Total
	(in billions of Won, except percentages)
	Amount	Weighted Average Yield(1)	Amount	Weighted Average Yield(1)	Amount	Weighted Average Yield(1)	Amount	Weighted Average Yield(1)	Amount	Weighted Average Yield(1)
Available-for-sale financial assets
Korean treasury and government agencies	663	4.23%	1,697	3.32%	303	3.75%	19	3.89%	2,682	3.60%
Financial institutions	3,914	3.06	2,597	2.97	1	2.94	—	—	6,512	3.02
Corporate	895	3.87	1,404	3.41	132	3.35	3	2.94	2,434	3.57
Asset backed securities	205	5.79	—	—	68	8.62	—	—	273	2.61
Foreign currency bonds	90	1.66	115	2.38	17	8.95	8	3.15	230	2.85

Total	5,767	3.39%	5,813	3.15%	521	4.45%	30	3.59%	12,131	3.32%

Held-to-maturity financial assets
Korean treasury and government agencies	1,148	4.61%	3,527	3.56%	54	3.88%	—	—%	4,729	3.82%
Financial institutions	1,136	2.95	1,020	3.31	—	—	—	—	2,156	3.12
Corporate	814	4.20	3,903	3.82	52	4.51	362	4.39	5,131	3.93
Foreign currency bonds	13	10.07	—	—	4	3.45	6	3.54	23	7.18

Total	3,111	3.92%	8,450	3.65%	110	4.16%	368	4.38%	12,039	3.75%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity financial assets and the fair value in the case of available-for-sale financial assets and financial assets at fair value through profit or loss).

Risk Concentrations

As of December 31, 2013, excluding discontinued operations, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our owners’ equity at such date. As of December 31, 2013, our owners’ equity was ￦17,848 billion.

	As of December 31, 2013
	Book Value		Market Value
	(in billions of Won)
Name of issuer:
Korean government	￦	7,984	￦	8,025
The Bank of Korea		5,111		5,112

Total	￦	13,095	￦	13,137

The Bank of Korea is a Korean government entity.

Funding

We fund our lending and other activities using various sources, both domestic and foreign. Our primary funding strategy is to maintain stable and low-cost funding. We have in the past achieved this in part by increasing the average balances of low-cost customer deposits, in particular demand deposits and savings deposits.

Customer deposits are our principal funding source. Customer deposits accounted for 75.3% of our total funding as of December 31, 2011, 76.7% of our total funding as of December 31, 2012, and 81.3% of our total funding (excluding discontinued operations) as of December 31, 2013.

We also acquire funding through the following sources:

•	long-term debt, including the issuance of senior and subordinated debentures and borrowings from government-affiliated funds and entities and other financial institutions;

•	short-term borrowings, including borrowings from the trust accounts of Woori Bank and from the Bank of Korea, and call money; and

•	the issuance of hybrid securities, including bond-type hybrid securities.

As of December 31, 2013, excluding discontinued operations, approximately 88.3% of our total funding was denominated in Won.

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

	For the year ended December 31,
	2011(1)			2012(1)(2)			2013(1)(2)
	Average Balance(3)		Average Rate Paid	Average Balance(3)		Average Rate Paid	Average Balance(3)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits	￦	7,898	0.25%	￦	9,641	0.28%	￦	9,397	0.40%
Time deposits and savings deposits		136,423	3.02		138,660	2.97		140,981	2.39
Certificates of deposit		1,516	4.29		694	3.46		2,316	2.81
Other deposits(4)		16,287	1.92		18,131	1.85		14,243	1.25

Average total deposits	￦	162,124	2.78%	￦	167,126	2.70%	￦	166,937	2.19%

(1)	The amounts for the years ended December 31, 2011, 2012 and 2013 reflect the classification of certain subsidiaries as discontinued operations.
(2)

The amounts for the year ended December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for the year ended December 31, 2012 (but not for the year ended December 31, 2011) have been restated to retroactively apply such change. See “Item 5A. Operating Results—Overview—Changes in Accounting Policies.”

(3)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.
(4)

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

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2013, the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits (excluding discontinued operations) which had fixed maturities in excess of ￦100 million:

	As of December 31, 2013
	Certificates of Deposit		Other Time Deposits		Mutual Installment Deposits		Total
	(in billions of Won)
Maturing within three months	￦	902	￦	25,814	￦	—	￦	26,716
After three but within six months		309		13,456		—		13,765
After six but within 12 months		1,994		30,645		—		32,639
After 12 months		11		3,692		—		3,703

Total	￦	3,216	￦	73,607	￦	—	￦	76,823

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt (excluding discontinued operations), which consist of debentures and borrowings with original maturities exceeding one year, as of December 31, 2013 was as follows:

	Amount
	(in billions of Won)
Due in 2014	￦	9,972
Due in 2015		7,910
Due in 2016		3,908
Due in 2017		1,838
Due in 2018		1,555
Thereafter		4,464

Gross long-term debt		29,647
Less: discount		(59)

Total long-term debt, net	￦	29,588

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less:

	As of and for the year ended December 31,
	2011		2012		2013(1)
	(in billions of Won, except percentages)
Call money
Year-end balance	￦	4,393	￦	5,784	￦	4,872
Average balance(2)		4,825		3,486		1,570
Maximum balance		5,815		5,784		3,967
Average interest rate(3)		2.50%		1.60%		0.8%
Year-end interest rate		0.05~6.20%		0.05~4.35%		0.3~3.00%
Borrowings from the Bank of Korea(4)
Year-end balance	￦	1,089	￦	958	￦	514
Average balance(2)		1,151		923		693
Maximum balance		1,286		1,089		824
Average interest rate(3)		1.50%		1.30%		1.00%
Year-end interest rate		1.50%		1.50%		0.57~2.42%
Other short-term borrowings (5)
Year-end balance	￦	14,282	￦	18,191	￦	5,337
Average balance(2)		14,433		18,080		5,204
Maximum balance		15,664		19,808		6,420
Average interest rate(3)		1.12%		1.56%		1.63%
Year-end interest rate		0.10~13.50%		0.55~8.72%		0.59~2.84%

(1)	The amounts as of and for the year ended December 31, 2013 reflect the classification of certain subsidiaries as discontinued operations.
(2)	Average balances are based on daily balances for Woori Bank and on quarterly balances for all of our other subsidiaries and our structured companies.
(3)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(4)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(5)

Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings in domestic and foreign currency, short-term secured borrowings and foreign currency debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act (Law No. 6274, October 23, 2000), last amended on August 13, 2013, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

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

We, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8.0%. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with Financial Services Commission requirements that have been formulated based on Bank for International Settlements, or BIS, standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of Tier I common equity capital, other Tier I capital and Tier II capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

Pursuant to the amended regulations promulgated by the Financial Services Commission in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of Tier I common equity capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios increased to 4.0% and 5.5%, respectively, from January 1, 2014 and will increase further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase in stages to 2.5% by 2019.

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

Financial Exposure to Any Individual Customer or Major Shareholder

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

“Major shareholder” is defined as:

•

a shareholder holding (together with persons who have a special relationship with that shareholder), in excess of 10% (or in the case of a bank holding company controlling regional banks only, 15%) in the aggregate of the bank holding company’s total issued voting shares; or

•

a shareholder holding (together with persons who have a special relationship with that shareholder), more than 4% in the aggregate of the total issued voting shares of the bank holding company controlling nationwide banks, where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank holding company through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Financial Holding Company Act.

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

Restrictions on Transactions Among Direct and Indirect Subsidiaries and a Financial Holding Company

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

Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is prohibited from owning the shares of any other direct or indirect subsidiaries (other than those directly controlled by that direct or indirect subsidiary) under the common control of the financial holding company. Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is also prohibited from owning the shares of the financial holding company controlling that direct or indirect subsidiary. The transfer of certain loans or credits classified as precautionary or below between a financial holding company and its direct or indirect subsidiary or between the direct and indirect subsidiaries of a financial holding company is prohibited except for:

(1) transfers to a structured company, or entrustment with a trust company, for an asset-backed securitization transaction;

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

(3) any mutual fund where a same shareholder group identified in (1) or (2) above owns more than 4% of the total issued and outstanding shares of that mutual fund;

(4) any private equity fund (a) where a person falling under any of items (1) through (3) is a limited partner holding not less than 10% of the total amount of contributions to a private equity fund, or (b) where a person falling under any of items (1) through (3) is a general partner, or (c) where the total equity of the private equity fund acquired by each affiliate belonging to several enterprise groups subject to the limitation on mutual investment is 30% or more of the total amount of contributions to the private equity fund; or

(5) the investment purpose company concerned, where a private equity fund falling under item (4) acquires or holds stocks in excess of 4% of the stock or equity of such company or exercises de facto control over significant managerial matters of the company through appointment or dismissal of executives or in any other manner.

Sharing of Customer Information among a Financial Holding Company and its Subsidiaries

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

Under the Enforcement Detailed Rules on the Supervision of Banking Business, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of (i) Tier I common equity capital including paid-in capital, capital surplus and retained earnings related to common equity and accumulated other comprehensive gains and losses, and (ii) other Tier I capital, including paid-in capital and capital surplus related to hybrid Tier I capital instruments that, among other things, qualify as contingent capital and are subordinated to subordinated debt. Tier II capital (supplementary capital) consists of, among other things, paid-in capital and capital surplus related to Tier II capital instruments, allowances for loan losses set aside for loans classified as normal or precautionary (up to certain limits) and certain other subordinated debt.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%. In July and September 2013, the Financial Services Commission promulgated amended regulations implementing Basel III in Korea, pursuant to which all Korean banks and bank holding companies were required to maintain a minimum ratio of Tier I common equity capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios increased to 4.0% and 5.5%, respectively, from January 1, 2014, and will increase further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase in stages to 2.5% by 2019.

In November 2002, the Financial Services Commission amended the Enforcement Detailed Rules on the Supervision of the Banking Business to include a more conservative risk-weighting system for certain newly extended home mortgage loans, which set the risk-weighted ratios of Korean banks in respect of home mortgage loans between 50% and 70% depending on the borrower’s debt ratio and whether the home mortgage loans are overdue. In June 2007 and in February 2012, the Financial Services Commission further amended the Enforcement Detailed Rules on the Supervision of the Banking Business and, as a result, the following risk-weight ratios must be applied by Korean banks in respect of home mortgage loans:

(1) for those banks which adopted a standardized approach for calculating credit risk capital requirements, a risk-weight ratio of 35% and, with respect to high-risk home mortgage loans, 50%; and

(2) for those banks which adopted an internal ratings-based approach for calculating credit risk capital requirements, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined under the Enforcement Detailed Rules on the Supervision of the Banking Business.

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Rules on the Supervision of the Banking Business. Banks may not invest an amount exceeding 60% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a maturity of over three years. This stipulation does not apply to Korean government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea. The Financial Services Commission also requires each Korean bank to:

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

For foreign currency deposit liabilities, a 2% minimum reserve ratio is applied to time deposits with a maturity of one month or longer, certificates of deposit with a maturity of 30 days or longer and savings deposits with a maturity of six months or longer and a 7% minimum reserve ratio is applied to demand deposits and other deposits. A 1% minimum reserve ratio applies to deposits in offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks as well as foreign currency certificates of deposit held by account holders of such offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

Furthermore, pursuant to the Regulation on Supervision of Banking Business, foreign exchange agencies, including our subsidiary banks, will be required to hold “foreign currency safe assets” in an aggregate amount that is not less than the lower of (i) the product of (x) its total foreign currency-denominated debt maturing in one year or less multiplied by 2/12 and (y) an amount equal to one minus the “lowest rollover ratio” and (ii) 2% of its total foreign currency-denominated assets as shown in the balance sheet for the immediately preceding quarter. The “lowest rollover ratio” of a foreign exchange agency means the ratio of (A) its total debt with a maturity of one year or less (excluding overnight money) incurred in a particular month to (B) its total debt with maturity of one year or less (excluding overnight money) payable in that particular month, and is calculated by taking the lowest three month average from a period to be designated by the governor of the Financial Supervisory Service. Under the regulation, foreign currency-denominated debt maturing in one year or less includes financial bonds, borrowings, call monies and repurchase selling denominated in foreign currencies and such other similar debt instruments denominated in a foreign currency as designated by the governor of the Financial Supervisory Service. “Foreign currency safe assets” are defined as cash denominated in foreign currency, deposits denominated in foreign currency with a central bank or financial institutions rated A or above, bonds issued or guaranteed by a government or central bank rated A or above or corporate bonds issued or guaranteed by corporations rated A or above. Accordingly, we may be required to acquire further foreign currency safe assets. In addition, the regulation also has increased the minimum “mid- to long-term foreign exchange funding ratio” applicable to foreign exchange agencies, including us, from 80% to 100%. “Mid-to long term foreign exchange funding ratio” refers to the ratio of (1) the total outstanding amount of foreign exchange borrowing with a maturity of more than one year to (2) the total outstanding amount of foreign exchange lending with a maturity of one year or more.

Financial Exposure to Any Individual Customer or Major Shareholder

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business and Protection of Finance Users, interest rates on loans made by registered banks in Korea may not exceed 35% per annum. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee of the Bank of Korea. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

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

(ii)	the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the bank has lost or expects to lose not more than ￦1 billion as a result of that financial incident, or the governor of the Financial Supervisory Service has made a public announcement regarding the incident; and

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

Non-financial business group companies can no longer acquire more than 4.0% of the issued and outstanding shares of voting stock of a bank pursuant to an amendment of the Financial Holding Company Act that became effective from February 14, 2014, which grants an exception for non-financial business group companies which, at the time of the enactment of the amended provisions, held more than 4.0% of the shares of a bank with the approval of the Financial Services Commission before the amendment.

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

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the KDIC on a quarterly basis. The rate is determined under the Enforcement Decree to the Depositor Protection Act, and may not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.02% of insurable deposits for each quarter. If the KDIC makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The KDIC insures a maximum of ￦50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits. Certain banks governed by the Bank Act, including Woori Bank, are also required by the Deposit Insurance Act to pay a special contribution of 0.025% of average deposits for each quarter as repayment of the governmental funding provided to such banks in the wake of the financial crisis in Korea in the late 1990s. The Depositor Protection Act requires such special contribution to be paid until 2027.

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

Credit Card Business

General

In order to enter the credit card business, a company must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on March 22, 2013, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. Credit card companies, including our wholly-owned subsidiary, Woori Card, are regulated by the Financial Services Commission and the Financial Supervisory Service.

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

Regulations on Class Actions Regarding Securities

The Law on Class Actions Regarding Securities was enacted as of January 20, 2004 and last amended on May 28, 2013. The Law on Class Actions Regarding Securities governs class actions suits instituted by one or more representative plaintiff(s) on behalf of 50 or more persons who claim to have been damaged in a capital markets transaction involving securities issued by a listed company in Korea.

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

Other Changes to Securities / Fund Regulations

The Financial Investment Services and Capital Markets Act changed various securities regulations including those relating to public disclosure, insider trading and proxy contests, which were previously governed by the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For example, the 5% and 10% reporting obligations under the Exchange Act have become more stringent. The Indirect Investment and Asset Management Business Act strictly limited the kind of vehicles that could be utilized under a collective investment scheme, restricting the range of vehicles to trusts and corporations, and the type of funds that can be used for investments. However, under the Financial Investment Services and Capital Markets Act, these restrictions have been significantly liberalized, permitting all vehicles that may be created under Korean law, such as limited liability companies or partnerships, to be used for the purpose of collective investments and investment funds to be more flexible as to their investments.

Item 4C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

(1)	Classified as discontinued operations.
(2)

Woori Aviva Life Insurance, in which we acquired a 51.0% interest in April 2008 and in respect of which we entered into a joint venture agreement with Aviva International Holdings Limited, is accounted for as part of our investments in joint ventures and associates. We currently hold a 51.6% interest in Woori Aviva Life Insurance.

Our largest subsidiary is Woori Bank, the assets of which represented approximately 69.2% of our total assets as of December 31, 2013. The following table sets forth the contributions of Woori Bank, other subsidiaries and discontinued operations to our total assets and net income, including discontinued operations, as of and for the year ended December 31, 2013 (after allocating eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system for assets and net income in proportion to total assets and absolute net income, respectively):

	As of or for the year ended December 31, 2013
	Total Assets(1)
	Amount		% of Total	Net Income(2)
	(in billions of Won, except percentages)
Subsidiary
Woori Bank	￦	235,904	69.2%	￦	466
Others		22,632	6.6		(213)
Discontinued operations		82,154	24.2		(966)

Total	￦	340,690	100.0%	￦	(713)

(1)

After allocating eliminations of ￦20,336 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of segment assets before eliminations to total assets before eliminations. See Note 5 of the notes to our consolidated financial statements.

(2)

After allocating a loss of ￦827 billion representing inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated to Woori Bank and discontinued operations as applicable, with the remainder allocated to Others.

Woori Bank

Established in December 1998, Woori Bank (formerly known as Hanvit Bank) was formed as a result of the merger of two nationwide commercial banks, the Commercial Bank of Korea (established in 1899) and Hanil Bank (established in 1932). Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. As of December 31, 2013, Woori Bank was the second-largest commercial bank in Korea based upon total assets (including loans) and deposits. As of December 31, 2013, Woori Bank had approximately 19 million customers, with 989 branches nationwide.

Other Subsidiaries

The following table provides summary information regarding our other significant subsidiaries (other than structured companies, and excluding discontinued operations) as of or for the year ended December 31, 2013:

Subsidiary	Percentage of Ownership	Total Assets	Stockholders’ Equity	Operating Revenue	Net Income
	(in millions of Won)
Woori Card Co., Ltd.	100.0%	4,679,202	1,103,874	800,352	47,998
Woori Private Equity Co., Ltd.	100.0%	89,945	40,810	5,008	(19,303)
Woori FIS Co., Ltd .	100.0%	332,223	37,635	311,660	(2,054)
Woori Investment Bank., Ltd	41.6%	867,279	68,619	141,320	(97,287)
Woori Finance Research Institute Co., Ltd	100.0%	3,739	3,199	6,656	611

Discontinued operations

The following table provides summary information regarding entities classified and accounted for as discontinued operations as of or for the year ended December 31, 2013. See “Item 4A. History and Development of the Company—Privatization Plan.”

Subsidiary	Percentage of Ownership(1)	Total Assets	Stockholders’ Equity	Operating Revenue	Net Income
	(in millions of Won)
Kwangju Bank	100.0%	18,872,965	1,444,270	1,007,156	61,030
Kyongnam Bank	100.0%	31,714,227	2,260,283	1,698,639	130,181
Woori Asset Management Co., Ltd.	100.0%	85,169	67,964	31,527	4,179
Woori F&I Co., Ltd.	100.0%	1,641,240	305,528	184,406	49,115
Woori FG Savings Bank	100.0%	822,887	123,600	84,875	(33,515)
Woori Financial Co., Ltd.(2)	52.0%	3,939,851	412,266	338,010	54,143
Woori Aviva Life Insurance Co., Ltd.	51.6%	4,466,178	157,094	981,778	2,247
Woori Investment & Securities Co., Ltd.	37.9%	29,981,804	3,447,452	4,027,395	48,094

(1)	Including both direct and indirect ownership.
(2)

On March 20, 2014, we sold our ownership interest in Woori Financial to KB Financial Group Inc. See “Item 4A. History and Development of the Company—Privatization Plan—Disposal of Woori Financial, Woori Asset Management, Woori F&I , Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank.”

Item 4D.	Property, Plants and Equipment

Our registered office and corporate headquarters, with a total area of approximately 97,222 square meters, are located at 51, Sogong-ro, Jung-gu, Seoul, Korea. Information regarding certain of our properties in Korea (excluding discontinued operations) as of December 31, 2013 is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)
Woori Finance Holdings and Woori Bank registered office and corporate headquarters	51, Sogong-ro, Jung-gu, Seoul, Korea 100-792	97,222
Woori FIS registered office and corporate headquarters	17, World Cup buk-ro 60-gil, Mapo-gu, Seoul, Korea 121-921	40,737

As of December 31, 2013, Woori Bank had a network of 989 banking branches in Korea, approximately 260 of which are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Hong Kong, Russia, Indonesia and Brazil and branches, agencies and representative offices in Asia, the United States and Europe. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us as of December 31, 2013 was ￦2,536 billion (excluding discontinued operations).

Item 4.A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the U.S. Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A.	Operating Results

Overview

The following discussion is based on our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements include the accounts of subsidiaries over which substantive control is exercised through either majority ownership of voting stock and/or other means. Investments in joint ventures and associates (companies over which we have the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in other investment assets.

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse economic conditions in Korea and globally, have generally led to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2013, we recorded charge-offs of ￦517 billion in respect of our Won-denominated loans to small- and medium-sized enterprises, compared to charge-offs of ￦643 billion in 2012 (in each case excluding discontinued operations). In light of the difficult financial condition and liquidity position of small- and medium-sized enterprises in Korea since the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. The rapid growth in consumer loans, together with adverse economic conditions in Korea, have generally led to increasing delinquencies and a deterioration in asset quality. In 2013, we recorded charge-offs of ￦180 billion and provisions for credit losses of ￦238 billion in respect of our consumer loan portfolio, compared to charge-offs of ￦190 billion and provisions for credit losses of ￦242 billion in 2012 (in each case including discontinued operations). See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in the remainder of 2014 and beyond remain uncertain. Starting in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the financial difficulties affecting many governments worldwide, in particular in Cyprus, Greece, Spain, Italy and Portugal, and the slowdown of economic growth in major emerging market economies, as well as concerns regarding the potential economic impact of the recently commenced scale-down by the U.S. Federal Reserve Board of its “quantitative easing” stimulus program. In addition, continuing negotiations regarding Iran’s nuclear program and sanctions adopted by the international community in response, as well as political and social instability in the Ukraine and in various countries in the Middle East and Northern Africa, including in Syria, Egypt and Libya, have resulted in volatility and uncertainty in the global energy markets. Furthermore, in response to China’s slowing gross domestic product growth rates that began in 2011, the Chinese government has implemented stimulus measures, but the overall impact of such measures remains uncertain. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments in joint ventures and associates.

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, increases in inflation rates, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2014 and for the foreseeable future remains uncertain.

Privatization Plan

The Korean government, which currently owns 56.97% of our outstanding common stock through the KDIC, is in the process of implementing a privatization plan with respect to us and our subsidiaries. Pursuant to such plan, in May 2014, we plan to establish two new companies, KJB Financial Group Co., Ltd. and KNB Financial Group Co., Ltd., through a spin-off of our businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, respectively. As a result of such spin-off, KJB Financial Group will own the shares of Kwangju Bank currently held by us, and KNB Financial Group will own the shares of Kyongnam Bank currently held by us. We will no longer own any shares of Kwangju Bank or Kyongnam Bank, and neither they nor their new holding companies will be our subsidiaries, after the spin-off. In addition, in March 2014, we sold our 52% ownership interest in Woori Financial to KB Financial Group Inc. We also entered into share purchase agreements for (i) the sale of our 100% ownership interest in Woori Asset Management to Kiwoom Securities Co., Ltd. in February 2014, (ii) the sale of our 100% ownership interest in Woori F&I to Daishin Securities Co., Ltd. in April 2014 and (iii) the collective sale of our 37.9% ownership interest in Woori Investment & Securities, 51.6% ownership interest in Woori Aviva Life Insurance and 100% ownership interest in Woori FG Savings Bank to NongHyup Financial Group Inc. in April 2014. See “Item 4A. History and Development of the Company—Privatization Plan.” In light of such planned dispositions, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I have been classified as a disposal group held for distribution or sale, and their operations have been accounted for as discontinued operations, in our consolidated financial statements as of and for the year ended December 31, 2013 included in this annual report. Similarly, our consolidated statements of comprehensive income for the years ended December 31, 2011 and 2012 included in this annual report have been restated to account for such entities as discontinued operations. However, our consolidated statements of financial position as of December 31, 2011 and 2012 included in this annual report have not been so restated. Accordingly, unless expressly stated otherwise, our financial information as of December 31, 2013 and for the years ended December 31, 2011, 2012 and 2013 appearing below does not include financial data with respect to such discontinued operations, while our financial information as of December 31, 2011 and 2012 appearing below includes financial data with respect to such discontinued operations. As a result, our financial information as of December 31, 2013 and for the years ended December 31, 2011, 2012 and 2013 may not be directly comparable to our financial information as of and for other dates and periods. For further information regarding such discontinued operations, see Notes 46 and 47 of the notes to our consolidated financial statements included elsewhere in this annual report.

Acquisitions

We acquired certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank in March 2011 and Solomon Savings Bank in September 2012 through our wholly-owned subsidiary Woori FG Savings Bank, and injected ￦110 billion of new capital in March 2011 and an additional ￦100 billion of new capital in September 2012 into Woori FG Savings Bank.

In January 2014, we completed the purchase of an additional 27% equity interest through Woori Bank (in addition to the 6% equity interest we previously acquired through our indirect subsidiary P.T. Bank Woori Indonesia) in P.T. Bank Himpunan Saudara 1906, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia, for a purchase price of approximately US$51 million. As a result, we became the second largest shareholder of this entity, and we plan to merge it in the future with P.T. Bank Woori Indonesia.

Changes in Accounting Policies

Pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013, our consolidated financial statements as of and for the year ended December 31, 2013 include trust accounts for which we guarantee only the repayment of principal, as well as certain other entities, which were not previously subject to consolidation, while excluding certain other entities that were previously consolidated. Our consolidated financial statements as of and for the year ended December 31, 2012 (but not as of and for the year ended December 31, 2011) have been restated to retroactively apply this change.

In addition, pursuant to an amendment to IAS 19, Employee Benefits, which is effective beginning in 2013, our consolidated financial statements as of and for the year ended December 31, 2013 reflect changes in the methodology for recognition and measurement of actuarial gains and losses and expected returns and service costs relating to our employee pension plans. Our consolidated financial statements as of and for the years ended December 31, 2011 and 2012 have been restated to retroactively apply such changes.

For further information regarding these and other changes to our accounting policies and their effect on our consolidated financial statements, see Note 2-(1) of the notes to our consolidated financial statements included elsewhere in this annual report.

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

	June 30, 2009		Dec. 31, 2009		June 30, 2010		Dec. 31, 2010		June 30, 2011		Dec. 31, 2011		June 30, 2012		Dec. 31, 2012		June 30, 2013		Dec. 31, 2013
KOSPI		1,390.07		1,682.77		1,698.29		2,051.0		2,100.69		1,825.12		1,854.01		1,997.05		1,863.32		2,011.34
￦/US$ exchange rates(1)	￦	1,273.5	￦	1,163.7	￦	1,273.5	￦	1,163.7	￦	1,066.3	￦	1,158.5	￦	1,141.17	￦	1,063.24	￦	1,141.45	￦	1,055.25
Corporate bond rates(2)		5.6%		5.7%		5.0%		4.3%		4.5%		4.2%		3.9%		3.4%		3.5%		3.6%
Treasury bond rates(3)		4.2%		4.4%		3.9%		3.4%		3.8%		3.3%		3.3%		2.8%		2.9%		2.8%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.

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

Impairment of Loans and Allowance for Credit Losses

We evaluate our loans and receivables portfolio for impairment on an ongoing basis. We have established an allowance for credit losses, which is available to absorb probable losses that have been incurred in our loans and receivables portfolio as of the date of the statement of financial position. If we believe that additions or changes to the allowance for credit losses are required, we record provisions for credit losses (as part of our impairment loss for credit loss), which are treated as charges against current income. Loan exposures that we deem to be uncollectible, including actual loan losses, net of recoveries of previously written-off amounts, are charged directly against the allowance for credit losses.

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

Our consolidated financial statements for the year ended December 31, 2013 included a total allowance for credit losses of ￦3,648 billion (excluding discontinued operations) as of that date. We recorded provisions for credit losses of ￦2,199 billion (excluding discontinued operations) in 2013.

We believe that the accounting estimates related to impairment of loans and receivables and our allowance for credit losses are a “critical accounting policy” because: (1) they are highly susceptible to change from period to period because they require us to make assumptions about future default rates and losses relating to our loan portfolio; and (2) any significant difference between our estimated losses on loans and receivables (as reflected in our allowance for credit losses) and actual losses on loans and receivables could require us to record additional provisions for credit losses which, if significant, could have a material impact on our profit. Our assumptions about estimated losses require significant judgment because actual losses have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

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

Our consolidated financial statements for the year ended December 31, 2013 included financial assets measured at fair value using a valuation technique of ￦38,425 billion, including discontinued operations, representing 79.8% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of ￦11,456 billion, including discontinued operations, representing 91.0% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Deferred Tax Assets

Our accounting policy for the recognition of deferred tax assets is described in Notes 2-(23) and 3-(2) of the notes to our consolidated financial statements.

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

Our consolidated financial statements for the year ended December 31, 2013 included deferred tax assets and liabilities of ￦155 billion and ￦49 billion, respectively, as of that date (excluding discontinued operations).

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

Goodwill

Our accounting policy for goodwill is described in Notes 2-(13), 3-(1) and 15 of the notes to our consolidated financial statements.

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

Goodwill is not depreciated and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in an associate or a joint venture is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment in the associate or the joint venture.

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

During 2013, ￦41 billion of impairment of goodwill, primarily relating to Woori FG Savings Bank, was identified, while ￦91 billion of goodwill was reclassified into discontinued operations. As a result, our consolidated financial statements for the year ended December 31, 2013 included no goodwill as of that date (excluding discontinued operations).

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

Results of Operations

Unless otherwise indicated, the amounts set forth below exclude the results of operations of certain subsidiaries classified as discontinued operations. See “—Overview—Privatization Plan.”

Net Interest Income

The following table shows, for the periods indicated, the principal components of our interest income:

	Year ended December 31,						Percentage change
	2011		2012(1)		2013(1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Interest income
Due from banks	￦	53	￦	109	￦	120	105.7%	10.1%
Loans		9,645		9,363		8,350	(2.9)	(10.8)
Financial assets at fair value through profit or loss		292		326		109	11.6	(66.6)
Investment financial assets(2)		991		1,013		860	2.3	(15.1)
Other assets		114		80		54	(29.8)	(32.5)

Total interest income		11,095		10,891		9,493	(1.8)	(12.8)

Interest expense
Deposits		4,511		4,506		3,650	(0.1)	(19.0)
Borrowings		362		315		254	(13.0)	(19.4)
Debentures		1,234		1,112		961	(9.9)	(13.6)
Others		99		110		136	11.1	23.6

Total interest expense		6,206		6,043		5,001	(2.6)	(17.2)

Net interest income		4,889		4,848		4,492	(0.8)	(7.3)

Net interest margin(3)		2.14%		2.07%		1.94%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)	Includes available-for-sale financial assets and held-to-maturity financial assets.
(3)	The ratio of net interest income to average interest-earning assets.

Comparison of 2013 to 2012

Interest income. Interest income decreased 12.8% from ￦10,891 billion in 2012 to ￦9,493 billion in 2013, primarily as a result of a 10.8% decrease in interest on loans, which was enhanced by a 66.6% decrease in interest on financial assets at fair value through profit or loss. The average balance of our interest-earning assets decreased 1.3% from ￦234,656 billion in 2012 to ￦231,529 in 2013, principally due to a decrease in the average balance of our financial assets at fair value through profit and loss. The effect of this decrease was enhanced by a 54 basis point decrease in the average yield on our interest-earning assets from 4.64% in 2012 to 4.10% in 2013, which reflected a decrease in the general level of interest rates in Korea in 2013 compared to 2012.

The 10.8% decrease in interest on loans from ￦9,363 billion in 2012 to ￦8,350 billion in 2013 was primarily due to:

•

an 80 basis point decrease in the average yield on commercial and industrial loans from 5.70% in 2012 to 4.90% in 2013, which was partially offset by a 3.1% increase in the average volume of such loans from ￦80,377 billion in 2012 to ￦82,875 billion in 2013; and

•

a 68 basis point decrease in the average yield of general purpose household loans (including home equity loans) from 5.26% in 2012 to 4.58% in 2013, which was enhanced by a 3.4% decrease in the average volume of such loans from ￦60,840 billion in 2012 to ￦58,770 billion in 2013.

The effect of the above decreases was partially offset by a 55.2% increase in the average volume of mortgage loans from ￦10,296 billion in 2012 to ￦15,979 billion in 2013, which in turn was partially offset by a 76 basis point decrease in the average yield on such loans from 5.05% in 2012 to 4.29% in 2013.

The average yields on commercial and industrial loans, general purpose household loans (including home equity loans) and mortgage loans decreased mainly due to the decrease in the general level of interest rates in Korea in 2013. The increase in the average volume of commercial and industrial loans was primarily due to an increase in demand for working capital loans, reflecting increased demand from large corporate borrowers. The decrease in the average volume of general purpose household loans (including home equity loans) mainly reflected decreased demand for such loans among consumers in light of the continuing uncertainty in the Korean economy. The increase in the average volume of mortgage loans primarily reflected increased general demand for such loans from customers, including to finance home rentals in light of a continuing increase in rent levels (particularly key money deposit levels under the “jeonsae” system) in the Korean housing market in 2013, as well as a temporary increase in demand for such loans in the first half of 2013 in connection with the scheduled expiration of a temporary tax exemption on housing purchases in June 2013.

Overall, the average volume of our loans increased 2.2% from ￦179,788 billion in 2012 to ￦183,791 billion in 2013, and the average yield on our loans decreased 67 basis points, from 5.21% in 2012 to 4.54% in 2013.

Our financial assets portfolio consists primarily of investment financial assets, of which a majority was debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Bank of Korea, the Korea Development Bank and the KDIC), as well as financial assets at fair value through profit or loss.

The 66.6% decrease in interest on financial assets at fair value through profit or loss from ￦326 billion in 2012 to ￦109 billion in 2013 resulted mainly from a 59.3% decrease in the average balance of such assets from ￦9,221 billion in 2012 to ￦3,753 billion in 2013, which was enhanced by a 64 basis point decrease in the average yield on such assets from 3.54% in 2012 to 2.90% in 2013. The decrease in the volume of financial assets at fair value through profit or loss mainly reflected a decrease in the volume of debt securities issued by corporations and financial institutions that we held as financial assets at fair value through profit or loss. The decrease in the average yield on financial assets at fair value through profit or loss was primarily due to an increase in the relative proportion of Korean government-issued debt securities we held as financial assets at fair value through profit or loss, which typically offer lower yields compared to other types of such financial assets held by us.

Interest on investment financial assets decreased 15.1% from ￦1,013 billion in 2012 to ￦860 billion in 2013, primarily due to a 50 basis point decrease in the average yield on such assets from 3.76% in 2012 to 3.26% in 2013, which was enhanced by a 2.3% decrease in the average balance of such assets from ￦26,973 billion in 2012 to ￦26,349 billion in 2013. The decrease in the average yield on investment financial assets resulted mainly from a decrease in the relative proportion of corporate bonds we held as investment financial assets, which typically offer higher yields compared to other types of such assets held by us. The decrease in the average balance of investment financial assets principally reflected a decrease in the volume of corporate bonds that we held as investment financial assets.

For further information regarding our interest income, see Note 33-(1) of the notes to our consolidated financial statements included elsewhere in this annual report.

Interest expense. Interest expense decreased 17.2% from ￦6,043 billion in 2012 to ￦5,001 billion in 2013, primarily due to a 19.0% decrease in interest expense on deposits as well as a 13.6% decrease in interest expense on debentures. The average balance of interest-bearing liabilities decreased 1.6% from ￦224,115 billion in 2012 to ￦220,635 billion in 2013, principally due to decreases in the average balances of deposits and borrowings. The effect of this decrease was enhanced by a decrease of 43 basis points in the average cost of interest-bearing liabilities from 2.70% in 2012 to 2.27% in 2013, which was driven mainly by a decrease in the average cost of deposits.

The 19.0% decrease in interest expense on deposits from ￦4,506 billion in 2012 to ￦3,650 billion in 2013 resulted mainly from an 18.2% decrease in interest expense on time and savings deposits from ￦4,119 billion in 2012 to ￦3,369 billion in 2013 and a 47.0% decrease in interest expense on other deposits from ￦336 billion in 2012 to ￦178 billion in 2013.

The decrease in interest expense on time and savings deposits was mainly due to a 58 basis point decrease in the average cost of such deposits from 2.97% in 2012 to 2.39% in 2013, which was partially offset by a 1.7% increase in the average balance of such deposits from ￦138,660 billion in 2012 to ￦140,981 billion in 2013. The decrease in the average cost of time and savings deposits was primarily attributable to the decrease in the general level of interest rates in Korea in 2013, while the increase in the average volume of such deposits mainly reflected customers’ continuing preference for low-risk products and institutions in Korea in light of the continuing uncertainty in financial markets in 2013.

The decrease in interest expense on other deposits was primarily the result of a 21.4% decrease in the average balance of such deposits from ￦18,131 billion in 2012 to ￦14,243 billion in 2013, principally due to decreases in deposits relating to notes payable and cash management accounts, which mainly reflected the discontinuation of the Bank’s former deposit-taking operations of its merchant banking unit in 2013 due to the expiration of its relevant license. Such decrease was enhanced by a 60 basis point decrease in the average cost of such deposits from 1.85% in 2012 to 1.25% in 2013, mainly as a result of the lower interest rate environment in Korea in 2013.

Overall, the average volume of our deposits remained relatively stable at ￦167,126 billion in 2012 compared to ￦166,937 billion in 2013, while the average cost of our deposits decreased by 51 basis points from 2.70% in 2012 to 2.19% in 2013.

The 13.6% decrease in interest expense on debentures from ￦1,112 billion in 2012 to ￦961 billion in 2013 was primarily due to a 52 basis point decrease in the average cost of such deposits from 4.89% in 2012 to 4.37% in 2013, mainly caused by the lower interest rate environment in Korea in 2013. Such decrease was enhanced by a 3.2% decrease in the average balance of debentures from ￦22,721 billion in 2012 to ￦21,994 billion in 2013, mainly caused by a decrease in debentures in local currency due to the maturity in 2013 of a large amount of such debentures previously issued by us.

Interest expense on borrowings decreased 19.4% from ￦315 billion in 2012 to ￦254 billion in 2013, primarily due to a 12.1% decrease in the average balance of borrowings from ￦17,830 billion in 2012 to ￦15,678 billion in 2013, which principally reflected a decrease in borrowings in foreign currencies and call money in Won due mainly to our reduced reliance on such borrowings for our funding needs. Such decrease was enhanced by a 15 basis point decrease in the average cost of borrowings from 1.77% in 2012 to 1.62% in 2013, which was primarily due to the decrease in the general level of interest rates in Korea in 2013.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 2.07% in 2012 to 1.94% in 2013, as our net interest income decreased 7.3% to ￦4,492 billion in 2013 compared to ￦4,848 billion in 2012, while the average balance of our interest-earning assets decreased 1.3% from ￦234,656 billion in 2012 to ￦231,529 billion in 2013. Although the decline in average interest-earning assets was outpaced by a 1.6% decline in average interest-bearing liabilities from ￦224,115 billion in 2012 to ￦220,635 billion in 2013, the decrease in interest income was only partially offset by the decrease in interest expense, resulting in a decrease in net interest income. The decrease in net interest margin was driven mainly by a decrease in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, from 1.94% in 2012 to 1.83% in 2013. The decrease in our net interest spread reflected a larger decrease in the average yield on our interest-earning assets compared to the decrease in the average cost of our interest-bearing liabilities from 2012 to 2013, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of the lower interest rate environment in Korea in 2013.

Comparison of 2012 to 2011

Interest income. Interest income decreased 1.8% from ￦11,095 billion in 2011 to ￦10,891 billion in 2012, primarily as a result of a 2.9% decrease in interest on loans. The average balance of our interest-earning assets increased 2.6% from ￦228,625 billion in 2011 to ￦234,656 billion in 2012, principally due to the growth in our loan portfolio. The effect of this increase was more than offset by a 21 basis point decrease in the average yield on our interest-earning assets from 4.85% in 2011 to 4.64% in 2012, which reflected a decrease in the general level of interest rates in Korea in 2012 compared to 2011.

The 2.9% decrease in interest on loans from ￦9,645 billion in 2011 to ￦9,363 billion in 2012 was primarily due to:

•

a 29 basis point decrease in the average yield on commercial and industrial loans from 5.99% in 2011 to 5.70% in 2012, which was enhanced by a 0.3% decrease in the average volume of such loans from ￦80,588 billion in 2011 to ￦80,377 billion in 2012; and

•

a 75 basis point decrease in the average yield on other commercial loans from 4.82% in 2011 to 4.07% in 2012, which was enhanced by a 6.0% decrease in the average volume of such loans from ￦11,729 billion in 2011 to ￦11,030 billion in 2012.

The effect of the above decreases was partially offset by a 62.3% increase in the average volume of mortgage loans from ￦6,345 billion in 2011 to ￦10,296 billion in 2012, which in turn was partially offset by a 15 basis point decrease in the average yield on such loans from 5.20% in 2011 to 5.05% in 2012.

The average yields on commercial and industrial loans, other commercial loans and mortgage loans decreased mainly as a result of the decrease in the general level of interest rates in Korea in 2012. The decrease in the average volume of commercial and industrial loans was primarily due to a decrease in demand for working capital loans in Won. The decrease in the average volume of other commercial loans mainly reflected a decrease in our purchases of privately placed bonds and bonds bought under repurchase agreements, which was primarily due to a decrease in demand for such loans from large corporate borrowers. The increase in the average volume of mortgage loans primarily reflected increased general demand for such loans from customers, including to finance home rentals in light of an increase in rent levels (particularly key money deposit levels under the “jeonsae” system) in the Korean housing market in 2012, as well as a temporary increase in demand for such loans in the fourth quarter of 2012 in connection with the scheduled expiration of a temporary tax exemption on housing purchases in 2012 (which exemption was subsequently extended until June 30, 2013 in March 2013).

Overall, the average volume of our loans increased 1.3% from ￦177,399 billion in 2011 to ￦179,788 billion in 2012, and the average yield on our loans decreased 23 basis points from 5.44% in 2011 to 5.21% in 2012.

Interest on financial assets at fair value through profit or loss increased 11.6% from ￦292 billion in 2011 to ￦326 billion in 2012, mainly as a result of a 16.0% increase in the average balance of such assets from ￦7,952 billion in 2011 to ￦9,221 billion in 2012, which was partially offset by a 13 basis point decrease in the average yield on such assets from 3.67% in 2011 to 3.54% in 2012. The increase in the volume of financial assets at fair value through profit or loss mainly reflected an increase in our purchase of debt securities issued by the Korean government. The decrease in the average yield on financial assets at fair value through profit or loss was primarily due to an increase in the relative proportion of such debt securities we held as financial assets at fair value through profit or loss, which typically offer lower yields compared to other types of such financial assets held by us.

Interest on investment financial assets increased 2.3% from ￦991 billion in 2011 to ￦1,013 billion in 2012, mainly as a result of a 29 basis point increase in the average yield on such assets from 3.47% in 2011 to 3.76% in 2012, which was substantially offset by a 5.6% decrease in the average balance of such assets from ￦28,569 billion in 2011 to ￦26,973 billion in 2012. The increase in the average yield on investment financial assets was primarily due to an increase in the proportion of corporate bonds we held as available-for-sale financial assets, which typically offer higher yields compared to other types of such assets held by us, in our investment financial assets portfolio. The decrease in the volume of investment financial assets mainly reflected a decrease in the volume of debt securities issued by the Korean government we held as held-to-maturity financial assets due primarily to the maturity of such securities.

For further information regarding our interest income, see Note 33-(1) of the notes to our consolidated financial statements included elsewhere in this annual report.

Interest expense. Interest expense decreased 2.6% from ￦6,206 billion in 2011 to ￦6,043 billion in 2012, primarily due to a 9.9% decrease in interest expense on debentures, as well as a 13.0% decrease in interest expense on borrowings. The average balance of interest-bearing liabilities increased 2.6% from ￦218,505 billion in 2011 to ￦224,115 billion in 2012, principally due to an increase in the average balance of deposits and other interest-bearing liabilities. The effect of this increase was partially offset by a decrease of 14 basis points in the average cost of interest-bearing liabilities from 2.84% in 2011 to 2.70% in 2012, which was driven mainly by a decrease in the average cost of borrowings and other interest-bearing liabilities.

The 9.9% decrease in interest expense on debentures from ￦1,234 billion in 2011 to ￦1,112 billion in 2012 resulted mainly from an 8.6% decrease in the average balance of debentures from ￦24,866 billion in 2011 to ￦22,721 billion in 2012. The effect of such decrease was enhanced by a 7 basis point decrease in the average cost of debentures from 4.96% in 2011 to 4.89% in 2012. The decrease in the average volume of debentures mainly reflected a decrease in debentures in local currency due to the maturity in 2012 of a large amount of such previously issued debentures, while the decrease in the average cost of debentures was primarily attributable to the maturity and repayment of higher interest rate debentures previously issued by us.

The 13.0% decrease in interest expense on borrowings from ￦362 billion in 2011 to ￦315 billion in 2012 resulted from a 13 basis point decrease in the average cost of borrowings from 1.90% in 2011 to 1.77% in 2012, as well as a 6.3% decrease in the average balance of borrowings from ￦19,025 billion in 2011 to ￦17,830 billion in 2012. The decrease in the average cost of borrowings was driven mainly by the decrease in the general level of interest rates in Korea in 2012, while the decrease in the average volume of borrowings was principally due to a decrease in borrowings in foreign currencies.

Interest expense on deposits remained relatively stable at ￦4,506 billion in 2012 compared to ￦4,511 billion in 2011, as a decrease in interest expense on certificates of deposits more than offset small increases in interest expense on other types of deposits.

Interest expense on certificates of deposit decreased 63.1% from ￦65 billion in 2011 to ￦24 billion in 2012, primarily due to a 54.2% decrease in the average balance of such deposits from ￦1,516 billion in 2011 to ￦694 billion in 2012, which was enhanced by an 83 basis point decrease in the average cost of such deposits from 4.29% in 2011 to 3.46% in 2012. The decrease in the average balance of certificates of deposits was principally due to our continuing efforts to convert our certificates of deposit into other deposits in order to comply with new loan-to-deposit ratio requirements set by the Financial Supervisory Service, which exclude certificates of deposit from the calculation of total deposits for purposes of determining compliance with such ratio requirements. The decrease in the average cost of certificates of deposit was mainly due to the decrease in the general level of interest rates in Korea in 2012.

Overall, the average volume of our deposits increased by 3.1% from ￦162,124 billion in 2011 to ￦167,126 billion in 2012, while the average cost of our deposits decreased by 8 basis points from 2.78% in 2011 to 2.70% in 2012.

Net interest margin. Our overall net interest margin decreased from 2.14% in 2011 to 2.07% in 2012, as our net interest income decreased 0.8% from ￦4,889 billion in 2011 to ￦4,848 billion in 2012, while the average balance of our interest-earning assets increased 2.6% from ￦228,625 billion in 2011 to ￦234,656 billion in 2012. The growth in average interest-earning assets more than offset a 2.6% increase in average interest-bearing liabilities from ￦218,505 billion in 2011 to ￦224,115 billion in 2012. However, the decrease in interest income outpaced the decrease in interest expense, resulting in lower net interest income. The decrease in net interest margin was driven mainly by a decrease in our net interest spread, from 2.01% in 2011 to 1.94% in 2012. The decrease in our net interest spread reflected a larger decrease in the average yield on our interest-earning assets compared to the decrease in the average cost of our interest-bearing liabilities from 2011 to 2012, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of the lower interest rate environment in Korea in 2012.

Impairment Losses on Credit Loss

Impairment losses on credit loss include provisions for credit losses, provisions for guarantees and provisions for unused commitments, in each case net of reversal of provisions.

Comparison of 2013 to 2012

Our impairment losses on credit loss increased by 26.6% from ￦1,799 billion in 2012 to ￦2,277 billion in 2013, primarily due to a 21.7% increase in provisions for credit losses, net of reversal of allowance for credit losses, from ￦1,807 billion in 2012 to ￦2,199 billion in 2013. Such increase was mainly attributable to an overall deterioration in the asset quality of our corporate loan portfolio, reflecting continuing adverse economic conditions in Korea in 2013.

Our net provisions for guarantees changed from a net reversal of provisions of ￦31 billion in 2012 to net provisions of ￦93 billion in 2013, due primarily to an increase in the demand for guarantees from our corporate customers.

Comparison of 2012 to 2011

Our impairment losses on credit loss decreased by 6.4% from ￦1,923 billion in 2011 to ￦1,799 billion in 2012, primarily due to a change in net provisions for guarantees from net provisions of ￦146 billion in 2011 to a net reversal of provisions of ￦31 billion in 2012. Such change was mainly attributable to a decrease in the demand for guarantees, including from our corporate customers in the Korean shipbuilding industry.

Our provisions for credit losses, net of reversal of allowance for credit losses, remained relatively constant at ￦1,807 billion in 2012 compared to ￦1,812 billion in 2011.

Allowance for Credit Losses

For information on our allowance for credit losses, see “—Critical Accounting Policies—Impairment of Loans and Allowance for Credit Losses” and “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Allocation and Analysis of Allowances for Credit Losses under IFRS.”

Corporate Loans.

The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2011(1)	2012(1)(2)	2013(2)(3)
Impaired corporate loans as a percentage of total corporate loans	2.5%	2.7%	4.1%
Allowance for credit losses for corporate loans as a percentage of total corporate loans	2.7	2.4	2.5
Allowance for credit losses for corporate loans as a percentage of impaired corporate loans	106.9	90.2	59.8
Net charge-offs as a percentage of total corporate loans	1.7	1.3	1.1

(1)	The amounts for 2011 and 2012 only include Woori Bank (including its former credit card operations) and Woori Investment Bank, which accounted for a substantial majority of our continuing operations.
(2)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(3)	The amounts for 2013 only include continuing operations.

During 2013, impaired corporate loans and allowance for credit losses for corporate loans, each as a percentage of total corporate loans, increased due to deterioration in the overall credit quality of our corporate loans. However, allowance for credit losses for corporate loans as a percentage of impaired corporate loans decreased during 2013 due mainly to an improvement in the overall mix of our impaired corporate loans in 2013 compared to 2012.

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

Consumer Loans and Credit Card Balances.

The following table shows, for the periods indicated, certain information regarding our impaired loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2011(1)	2012(1)(2)	2013(2)(3)
Impaired consumer loans as a percentage of total consumer loans	0.5%	0.6%	0.9%
Allowance for credit losses for consumer loans as a percentage of total consumer loans	0.3	0.4	0.4
Allowance for credit losses for consumer loans as a percentage of impaired consumer loans	56.4	65.2	49.8
Net charge-offs of consumer loans as a percentage of total consumer loans	0.1	0.1	0.1

(1)	The amounts for 2011 and 2012 only include Woori Bank (including its credit card operations) and Woori Investment Bank, which accounted for a substantial majority of our continuing operations.
(2)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(3)	The amounts for 2013 only include continuing operations.

During 2013, impaired consumer loans as a percentage of total consumer loans increased mainly as a result of a deterioration in the overall credit quality of our consumer loans, while allowance for credit losses for consumer loans as a percentage of impaired consumer loans decreased due primarily to an improvement in the overall mix of our impaired consumer loans in 2013 compared to 2012. Allowance for credit losses for consumer loans as a percentage of total consumer loans remained stable in 2013 compared to 2012.

During 2012, impaired consumer loans and allowance for credit losses for consumer loans, each as a percentage of total consumer loans, increased due to a deterioration in the overall credit quality of our consumer loans. Allowance for credit losses for consumer loans as a percentage of impaired consumer loans increased, as the degree of overall impairment of our impaired consumer loans (particularly general purpose household loans) became more severe in 2012 compared to 2011, resulting in an increase in the amount of our allowance for credit losses for consumer loans.

The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2011(1)	2012(1)(2)	2013(2)(3)
Impaired credit card balances as a percentage of total credit card balances(4)	1.6%	1.7%	1.8%
Allowance for credit losses for credit card balances as a percentage of total credit card balances(4)	2.8	2.9	2.5
Allowance for credit losses for credit card balances as a percentage of impaired credit card balances(4)	172.5	171.0	141.3
Net charge-offs as a percentage of total credit card balances(4)	3.1	3.5	3.3

(1)	The amounts for 2011 and 2012 only include Woori Bank (including its former credit card operations) and Woori Investment Bank, which accounted for a substantial majority of our continuing operations.
(2)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(3)	The amounts for 2013 only include continuing operations.
(4)	Includes corporate credit card balances.

During 2013, impaired credit card balances as a percentage of total credit card balances increased due to an overall deterioration in the asset quality of our credit card portfolio. However, allowance for credit losses for credit card balances as a percentage of impaired credit card balances and as a percentage of total credit card balances decreased, as the overall mix of our impaired credit card balances improved in 2013 compared to 2012.

During 2012, impaired credit card balances and allowance for credit losses for credit card balances, each as a percentage of total credit card balances, increased due to an overall deterioration in the asset quality of our credit card portfolio. However, allowance for credit losses for credit card balances as a percentage of impaired credit card balances decreased slightly, as the degree of overall impairment of our impaired credit card balances was not as severe in 2012 compared to 2011.

Net Fees and Commissions Income

The following table shows, for the periods indicated, the components of our net fees and commissions income:

	Year ended December 31,						Percentage change
	2011		2012(1)		2013(1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Fees and commissions income	￦	1,625	￦	1,687	￦	1,565	3.8%	(7.2)%
Fees and commissions expense		(444)		(498)		(639)	12.2	28.3

Total fees and commissions income, net	￦	1,181	￦	1,189	￦	926	0.7	(22.1)

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

Comparison of 2013 to 2012

Our net fees and commissions income decreased 22.1% from ￦1,189 billion in 2012 to ￦926 billion in 2013, as the effect of a 28.3% increase in fees and commissions expense from ￦498 billion in 2012 to ￦639 billion in 2012 was enhanced by a 7.2% decrease in fees and commissions income from ￦1,687 billion in 2012 to ￦1,565 billion in 2013. The 28.3% increase in fees and commissions expense was primarily due to a 30.2% increase in credit card commissions from ￦393 billion in 2012 to ￦512 billion in 2013, which mainly reflected an increase in miscellaneous credit card commissions paid as a result of new businesses commenced by Woori Card after its spin-off, as well as a 20.0% increase in fees paid from ￦98 billion in 2012 to ￦117 billion in 2013, which was mainly attributable to an increase in fees paid relating to such businesses. The 7.2% decrease in fees and commissions income was mainly the result of a 9.1% decrease in banking fees from ￦738 billion in 2012 to ￦671 billion in 2013, which primarily reflected a decrease in sales commissions received for bancassurance products.

For further information regarding our net fees and commission income, see Note 34 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2012 to 2011

Our net fees and commissions income remained relatively stable at ￦1,189 billion in 2012 compared to ￦1,181 billion in 2011, as a 3.8% increase in fees and commissions income from ￦1,625 billion in 2011 to ￦1,687 billion in 2012 was mostly offset by a 12.2% increase in fees and commissions expense from ￦444 billion in 2011 to ￦498 billion in 2012. The 3.8% increase in fees and commissions income was primarily due to a 13.4% increase in guarantee fees from ￦97 billion in 2011 to ￦110 billion in 2012, which was mainly attributable to an increase in fees relating to financial guarantees in foreign currencies, as well as a 5.2% increase in credit card fees from ￦662 billion in 2011 to ￦696 billion in 2012, which mainly reflected an increase in the volume of credit card transactions as well as an increase in credit card issuances. The 12.2% increase in fees and commissions expense was mainly the result of a 15.2% increase in credit card commissions from ￦341 billion in 2011 to ￦393 billion in 2012, which primarily reflected the increase in the volume of credit card transactions and the increase in credit card issuances.

For further information regarding our net fees and commission income, see Note 34 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Gain on Financial Assets

The following table shows, for the periods indicated, the components of our net gain on financial assets:

	Year ended December 31,						Percentage change
	2011		2012(1)		2013(1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Gain (loss) on financial assets at fair value through profit or loss, net	￦	137	￦	(365)	￦	124	N/M (2)	N/M	(2)
Gain (loss) on available-for-sale financial assets, net(3)		1,027		533		(85)	(48.1)	N/M	(2)

Total net gain (loss) on financial assets	￦	1,164	￦	168	￦	39	(85.6)%	(76.8)%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)	N/M = not meaningful.
(3)	Includes impairment losses on available-for-sale financial assets of ￦193 billion in 2011, ￦118 billion in 2012 and ￦145 billion in 2013.

Comparison of 2013 to 2012

Our net gain on financial assets decreased 76.8% from ￦168 billion in 2012 to ￦39 billion in 2013, primarily as a result of a change in net gain (loss) on available-for-sale financial assets from a net gain of ￦533 billion in 2012 to a net loss of ￦85 billion in 2013, the effect of which was partially offset by a change in net gain (loss) on financial assets at fair value through profit or loss from a net loss of ￦365 billion in 2012 to a net gain of ￦124 billion in 2013.

The change in net gain (loss) on available-for-sale financial assets was principally due to a 90.1% decrease in net gain on transaction of available-for-sale securities from ￦651 billion in 2012 to ￦59 billion in 2013, which mainly reflected extraordinary gains realized by us upon our disposal of equity securities of Hynix Semiconductor Inc. in 2012, which were not repeated in 2013. Such change was enhanced by a 22.9% increase in impairment loss on available-for-sale securities from ￦118 billion in 2012 to ￦145 billion in 2013, which was attributable mainly to an increase in impairment losses recognized on our holdings of equity securities in 2013 in light of higher market volatility.

The change in net gain (loss) on financial assets at fair value through profit or loss was principally due to a change in net gain (loss) on financial assets held for trading, from a net loss of ￦327 billion in 2012 to a net gain of ￦130 billion in 2013. The change in net gain (loss) on financial assets held for trading resulted mainly from a change in net gain (loss) on transaction of derivatives held for trading from a net loss of ￦201 billion in 2012 to a net gain of ￦166 billion in 2013, driven mainly by a change in net gain (loss) on transaction of currency derivatives from a net loss of ￦145 billion in 2012 to a net gain of ￦216 billion in 2013. The effect of this change was enhanced by a change in net gain (loss) on valuation of derivatives held for trading from a net loss of ￦159 billion in 2012 to a net gain of ￦2 billion in 2013, resulting mainly from an 80.9% decrease in loss on valuation of currency derivatives from ￦199 billion in 2012 to ￦38 billion in 2013. For further information regarding our net gain (loss) on financial assets at fair value through profit or loss, see Note 36 of the notes to our consolidated financial statements included elsewhere in this annual report.

Unrealized gains and losses (other than impairment losses) on available-for-sale financial assets are recorded in our statement of financial position as part of accumulated other comprehensive income, under other equity. In 2013, we recognized a net loss on valuation of available-for-sale financial assets of ￦51 billion as part of other comprehensive income (loss) net of tax.

Comparison of 2012 to 2011

Our net gain on financial assets decreased 85.6% from ￦1,164 billion in 2011 to ￦168 billion in 2012, primarily as a result of a change in net gain (loss) on financial assets at fair value through profit or loss from a net gain of ￦137 billion in 2011 to a net loss of ￦365 billion in 2012, the effect of which was enhanced by a 48.1% decrease in net gain on available-for-sale financial assets from ￦1,027 billion in 2011 to ￦533 billion in 2012.

The change in our net gain (loss) on financial assets at fair value through profit or loss was principally due to a change in net gain (loss) on financial assets held for trading from a net gain of ￦59 billion in 2011 to a net loss of ￦327 billion in 2012, which resulted mainly from a change in net gain (loss) on derivatives from a net gain of ￦45 billion in 2011 to a net loss of ￦201 billion in 2012, driven primarily by a change in net gain (loss) on currency derivatives from a net gain of ￦81 billion in 2011 to a net loss of ￦145 billion in 2012. The effect of this change was enhanced by a change in net gain (loss) on valuation of derivatives from a net gain of ￦60 billion in 2011 to a net loss of ￦159 billion in 2012, resulting mainly from a change in net gain (loss) on valuation of currency derivatives from a net gain of ￦13 billion in 2011 to a net loss of ￦199 billion in 2012. For further information regarding our net gain (loss) on financial assets at fair value through profit or loss, see Note 36 of the notes to our consolidated financial statements included elsewhere in this annual report.

The 48.1% decrease in net gain on available-for-sale financial assets was principally due to a 46.7% decrease in net gain on transaction of available-for-sale securities from ￦1,220 billion in 2011 to ￦651 billion in 2012, as gains of ￦961 billion realized by us upon our disposal of equity securities of Hyundai Engineering & Construction in 2011 were not repeated in 2012. Such decrease was partially offset by a 38.9% decrease in impairment loss on available-for-sale securities from ￦193 billion in 2011 to ￦118 billion in 2012. The decrease in impairment loss on available-for-sale securities was attributable mainly to a decrease in impairment losses recognized on our holdings of equity securities in 2012 in light of lower market volatility.

Unrealized gains and losses (other than impairment losses) on available-for-sale financial assets are recorded in our statement of financial position as part of accumulated other comprehensive income, under other equity. In 2012, we recognized a net loss on valuation of available-for-sale financial assets of ￦350 billion as part of other comprehensive income (loss) net of tax, principally as a result of decreases in valuation gains on equity securities of Hynix Semiconductor Inc., which reflected our disposal of such securities in 2012.

Net Other Operating Expense

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year ended December 31,						Percentage change
	2011		2012(1)		2013(1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Other operating income	￦	8,431	￦	2,761	￦	3,107	(67.3)%	12.5%
Other operating expenses		(11,594)		(5,719)		(6,135)	(50.7)	7.3

Total net other operating expenses	￦	(3,163)	￦	(2,958)	￦	(3,028)	(6.5)	2.4

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

Comparison of 2013 to 2012

Our net other operating expenses increased 2.4% from ￦2,958 billion in 2012 to ￦3,028 billion in 2013, as the effect of a 12.5% increase on other operating income from ￦2,761 billion in 2012 to ￦3,107 billion in 2013 was more than offset by a 7.3% increase in other operating expenses from ￦5,719 billion in 2012 to ￦6,135 billion in 2013.

Other operating income includes principally gains on transaction of foreign exchange, gains on disposal of loans and receivables, gains on fair value of hedged items and miscellaneous other operating income. The 12.5% increase in other operating income was attributable mainly to a 135.8% increase in miscellaneous other operating income from ￦117 billion in 2012 to ￦277 billion in 2013. This increase, which was principally due to the recognition in 2013 of certain payments due from other creditor financial institutions for the settlement of accounts, was enhanced by a 5.6% increase in gains on transaction of foreign exchange from ￦2,435 billion in 2012 to ￦2,572 billion in 2013, which was principally due to higher exchange rate volatility in 2013. The increase on gains on transaction of foreign exchange was more than offset by an increase in loss on transaction of foreign exchange which is recorded as part of other operating expenses. On a net basis, our net gain on transaction of foreign exchange decreased 65.9% from ￦391 billion in 2012 to ￦133 billion in 2013.

Other operating expenses include principally administrative expenses (which in turn mainly include short term salaries and other employee benefits, rent and depreciation and amortization, among others), losses on transaction of foreign exchange, contributions to miscellaneous funds, deposit insurance premiums, losses on hedging derivatives and miscellaneous other operating expenses. The 7.3% increase in other operating expenses was primarily the result of a 19.3% increase in losses on transaction of foreign exchange from ￦2,044 billion in 2012 to ￦2,439 billion in 2013, which reflected higher exchange rate volatility during 2013. This increase was partially offset by an increase in gains on transaction of foreign exchange, which is recorded as part of other operating income as discussed above. The increase in losses on transaction of foreign exchange was enhanced by a 4.0% increase in administrative expenses from ￦2,789 billion in 2012 to ￦2,902 billion in 2013, which was attributable mainly to 5.6% increase in short term salaries from ￦1,123 billion in 2012 to ￦1,187 billion in 2013, principally reflecting increased salaries paid to our employees.

For further information regarding our net other operating expense, see Note 39 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2012 to 2011

Our net other operating expenses decreased 6.5% from ￦3,163 billion in 2011 to ￦2,958 billion in 2012, as the effect of a 50.7% decrease in other operating expenses from ￦11,594 billion in 2011 to ￦5,719 billion in 2012 was partially offset by a 67.3% decrease in other operating income from ￦8,431 billion in 2011 to ￦2,761 billion in 2012.

The 67.3% decrease in other operating income was attributable mainly to a 70.2% decrease in gain on transaction of foreign exchange from ￦8,161 billion in 2011 to ￦2,435 billion in 2012. This decrease, which was principally due to lower exchange rate volatility during 2012, was more than offset by a corresponding decrease in loss on transaction of foreign exchange, which is recorded as part of other operating expenses. On a net basis, our net gain on transaction of foreign exchange increased 153.9% from ￦154 billion in 2011 to ￦391 billion in 2012.

The 50.7% decrease in other operating expenses was primarily the result of a 74.4% decrease in loss on transaction of foreign exchange from ￦8,007 billion in 2011 to ￦2,044 billion in 2012, which reflected lower exchange rate volatility during 2012. This decrease was partially offset by a corresponding decrease in gain on transaction of foreign exchange, which is recorded as part of other operating income as discussed above. The decrease in loss on transaction of foreign exchange was also partially offset by a 5.1% increase in administrative expenses from ￦2,653 billion in 2011 to ￦2,789 billion in 2012, which was attributable mainly to a 10.9% increase in other miscellaneous employee benefits from ￦307 billion in 2011 to ￦341 billion in 2012.

For further information regarding our net other operating expense, see Note 39 of the notes to our consolidated financial statements included elsewhere in this annual report.

Other Non-operating Income (Expenses)

The following table shows, for the periods indicated, the components of our other non-operating income (expenses):

	Year ended December 31,						Percentage change
	2011		2012(1)		2013(1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Other non-operating income	￦	206	￦	148	￦	145	(28.2)%	(2.0)%
Other non-operating expenses		(116)		(104)		(96)	(10.3)	(7.7)

Total net other non-operating income (expenses)	￦	90	￦	44	￦	49	(51.1)	11.4

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

Comparison of 2013 to 2012

Our net other non-operating income increased 11.4% from ￦44 billion in 2012 to ￦49 billion in 2013, as the effect of a 7.7% decrease in other non-operating expenses from ￦104 billion in 2012 to ￦96 billion in 2013 was partially offset by a 2.0% decrease in other non-operating income from ￦148 billion in 2012 to ￦145 billion in 2013.

Other non-operating income includes principally gains on disposal of investment in joint ventures and associates, gains on disposal of premises and equipment and other assets, rental income and miscellaneous other non-operating income. The 2.0% decrease in other non-operating income was attributable mainly to a 30.0% decrease in gains on disposal of investment in joint ventures and associates from ￦29 billion in 2012 to ￦20 billion in 2013. This decrease was principally due to losses from the disposal of our interest in certain companies in 2012, which was not repeated in 2013.

Other non-operating expenses include principally donations, expenses on investment properties, losses on disposal of investment in joint ventures and associates and miscellaneous other non-operating expenses. The 7.7% decrease in other non-operating expenses was attributable mainly to a 23.7% decrease in donations from ￦69 billion in 2012 to ￦52 billion in 2013.

Comparison of 2012 to 2011

Our net other non-operating income decreased 51.1% from ￦90 billion in 2011 to ￦44 billion in 2012, as the effect of a 28.2% decrease in other non-operating income from ￦206 billion in 2011 to ￦148 billion in 2012 was partially offset by a 10.3% decrease in other non-operating expenses from ￦116 billion in 2011 to ￦104 billion in 2012.

The 28.2% decrease in other non-operating income was attributable mainly to a 96.7% decrease in gains on disposal of premises and equipment and other assets from ￦66 billion in 2011 to ￦2 billion in 2012. This decrease was principally due to the disposal of our interest in BC Card in 2011 (which had been accounted for as part of our other assets), which was not repeated in 2012.

The 10.3% decrease in other non-operating expenses was attributable mainly to a 39.4% decrease in miscellaneous other non-operating income from ￦46 billion in 2011 to ￦28 billion in 2012.

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

Comparison of 2013 to 2012

Income tax expense decreased 90.2% from ￦357 billion in 2012 to ￦35 billion in 2013, mainly as a result of a decrease in our net income before income tax expense. The statutory tax rate was 24.2% for pre-tax income over ￦20 billion in 2012 and 2013. Our effective tax rate was 21.6% in 2012 and 12.2% in 2013. See Note 41 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2012 to 2011

Income tax expense decreased 36.2% from ￦559 billion in 2011 to ￦357 billion in 2012, mainly as a result of a decrease in our net income before income tax expense. The statutory tax rate was 24.2% for pre-tax income over ￦0.2 billion in 2011 and 24.2% for pre-tax income over ￦20 billion in 2012. Our effective tax rate was 23.4% in 2011 and 21.6% in 2012. See Note 41 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Income from Continuing Operations

Due to the factors described above, we recorded net income from continuing operations of ￦253 billion in 2013, compared to ￦1,281 billion in 2012 and ￦1,783 billion in 2011.

Net Income (Loss) from Discontinued Operations

The Korean government, which currently owns 56.97% of our outstanding common stock through the KDIC, is in the process of implementing a privatization plan with respect to us and our subsidiaries. See “Item 4A. History and Development of the Company—Privatization Plan.” In light of the planned dispositions of such subsidiaries pursuant to the privatization plan, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I have been classified as a disposal group held for distribution or sale, and their operations have been accounted for as discontinued operations, in our consolidated financial statements as of and for the year ended December 31, 2013 included in this annual report. Similarly, our consolidated statements of comprehensive income for the years ended December 31, 2011 and 2012 included in this annual report have been restated to account for such entities as discontinued operations.

For further information regarding the accounting treatment of our discontinued operations, see Notes 46 and 47 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2013 to 2012

Net income (loss) from discontinued operations changed from a net income of ￦567 billion in 2012 to a net loss of ￦966 billion in 2013. Such change was attributable primarily to impairment losses of ￦793 billion recognized in 2013 on the disposal group held for sale (comprising Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I), as well as an increase in income tax expense on the disposal group held for disposition (comprising Kwangju Bank and Kyongnam Bank) from ￦88 billion in 2012 to ￦639 billion in 2013. The impairment losses recognized in 2013 on the disposal group held for sale reflected the fact that the carrying value of the net assets of such group as of December 31, 2013 exceeded their net fair value, as measured based on the bid prices submitted by the preferred bidders for such group in late 2013. The increase in income tax expense in 2013 on the disposal group held for distribution was primarily due to the recognition as income tax expense in 2013 of certain Korean taxes that may be imposed on us in connection with the spin-off of such disposal group, if a proposed amendment to the Tax Reduction and Exemption Control Act of Korea that would allow the spin-off to be recognized as a tax-free transaction is not adopted by the Korean National Assembly or does not become effective prior to the date of the spin-off.

Comparison of 2012 to 2011

Net income from discontinued operations decreased by 15.2% from ￦668 billion in 2011 to ￦567 billion in 2012. Such decrease was attributable primarily to a 24.7% decrease in net fees and commissions income of the disposal group held for sale from ￦644 billion in 2011 to ￦485 billion in 2012, which mainly reflected a decrease in brokerage fees received by Woori Investment & Securities principally as a result of a decrease in the volume of fee-earning transactions brokered by such entity in 2012 compared to 2011.

Net Income (Loss)

Overall, we recorded a net loss of ￦713 billion in 2013, compared to a net income of ￦1,847 billion in 2012 and ￦2,451 billion in 2011.

Results by Principal Business Segment

We compile and analyze financial information for our business segments based upon segment information used by our management for the purposes of resource allocation and performance evaluation. Under IFRS as issued by the IASB, we have five operational business segments: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities and other operations. Except as otherwise indicated, historical segment information appearing below for each of Woori Bank, Kyongnam Bank and Kwangju Bank includes their respective credit card operations.

The following table shows, for the periods indicated, our results of operations by segment:

	Net income(1) Year ended December 31,						Total operating income(2) Year ended December 31,
	2011		2012(3)		2013(3)(4)		2011		2012(3)		2013(3)(4)
	(in billions of Won)
Woori Bank	￦	2,069	￦	1,497	￦	437	￦	2,593	￦	1,765	￦	465
Kyongnam Bank(5)		196		181		130		264		239		160
Kwangju Bank(5)		136		137		61		182		185		81
Woori Investment & Securities(5)		198		122		48		215		174		61
Other operations(6)		357		465		(586)		393		477		170

Total(7)	￦	2,956	￦	2,402	￦	90	￦	3,647	￦	2,840	￦	937

(1)	After reflecting the share of profits of joint ventures and associates and income tax expense.
(2)	Comprises net interest income, net non-interest income, administrative expenses and impairment losses on credit losses.
(3)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(4)

In April 2013, we effected a spin-off of the credit card business of Woori Bank into a newly established wholly-owned subsidiary, Woori Card. 2013 amounts for Woori Bank exclude the results of operations of its former credit card business, which are included instead in the 2013 amounts for other operations.

(5)	Accounted for as discontinued operations. See “—Overview—Privatization Plan.”
(6)

Of the entities included in this segment, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I have been accounted for as discontinued operations. See “—Overview—Privatization Plan.”

(7)	Before adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Woori Bank

Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea. In April 2013, we effected a spin-off of the credit card business of Woori Bank into a newly established wholly-owned subsidiary, Woori Card. The results of operations of the former credit card business of Woori Bank for 2011 and 2012 are included in the Woori Bank segment, while the results of operations of such business for 2013 (including the results of operations of Woori Card after its establishment) are included in the other operations segment.

	Year ended December 31,						Percentage change
	2011		2012(1)		2013(1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Income statement data
Interest income	￦	11,033	￦	10,829	￦	9,130	(1.9)%	(15.7)%
Interest expense		5,931		5,853		4,710	(1.3)	(19.5)

Net interest income		5,102		4,976		4,420	(2.5)	(11.2)

Non-interest income		17,059		10,560		9,129	(38.1)	(13.6)
Non-interest expense		15,055		9,279		8,374	(38.4)	(9.8)

Net non-interest income		2,004		1,281		755	(36.1)	(41.1)

Administrative expenses		2,549		2,663		2,679	4.5	0.6
Impairment losses on credit loss and others(2)		1,964		1,829		2,031	(6.9)	11.0

Total other expenses		4,513		4,492		4,710	(0.5)	4.9

Operating income		2,593		1,765		465	(31.9)	(73.7)

Share of profits of joint ventures and associates		(24)		27		2	N/M (3)	(92.6)
Net non-operating income (expenses)		90		47		51	(47.8)	8.5

Net income before tax		2,659		1,839		518	(30.8)	(71.8)

Income tax expense (benefit)		590		342		81	(42.0)	(76.3)

Net income	￦	2,069	￦	1,497	￦	437	(27.7)%	(70.8)%

Controlling interest		2,068		1,496		436	(27.7)	(70.9)
Non-controlling interest		1		1		1	—	—

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)	Consist of impairment losses on credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(3)	N/M = not meaningful.

Comparison of 2013 to 2012

Our net income before tax for this segment decreased 71.8% from ￦1,839 billion in 2012 to ￦518 billion in 2013. Net income after tax also decreased 70.8% from ￦1,497 billion in 2012 to ￦437 billion in 2013.

Interest income from our Woori Bank operations decreased 15.7% from ￦10,829 billion in 2012 to ￦9,130 billion in 2013, primarily due to a decrease in the average yield on interest-earning assets, which was enhanced by an overall decrease in the average balance of interest-earning assets. The decrease in the average yield on interest-earning assets was attributable mainly to the lower interest rate environment in Korea. The average volume of Woori Bank’s loans on a consolidated basis increased 0.5% from ￦179,381 billion in 2012 to ￦180,341 billion in 2013, primarily as a result of an increase in mortgage loans.

Interest expense decreased 19.5% from ￦5,853 billion in 2012 to ￦4,710 billion in 2013. The decrease in interest expense was primarily due to a decrease in the average cost of interest-bearing liabilities, resulting mainly from the lower interest rate environment in Korea. This decrease was further enhanced by a 2.8%

decrease in the average volume of interest-bearing liabilities from ￦221,106 billion in 2012 to ￦215,006 billion in 2013, which was mainly attributable to a decrease in the average volume of debentures, principally as a result of Woori Bank’s spin-off of its credit card business, including related liabilities.

Impairment losses on credit loss and others increased 11.0% from ￦1,829 billion in 2012 to ￦2,031 billion in 2013. The increase was primarily due to a 20.7% increase in provisions for credit losses for loans, net of reversal of provisions, from ￦1,656 billion in 2012 to ￦1,998 billion in 2013. Such increase was mainly attributable to an overall deterioration in the asset quality of Woori Bank’s corporate loan portfolio, reflecting continuing adverse economic conditions in Korea in 2013.

Non-interest income decreased 13.6% from ￦10,560 billion in 2012 to ￦9,129 billion in 2013, primarily due to a decrease in gains on available-for-sale financial assets, which mainly reflected extraordinary gains realized by the Bank upon its disposal of its holdings of equity securities of Hynix Semiconductor Inc. in 2012, which were not repeated in 2013.

Non-interest expense decreased 9.8% from ￦9,279 billion in 2012 to ￦8,374 billion in 2013, primarily as a result of a decrease in losses on transaction and valuation of currency derivatives, which mainly reflected lower transaction volumes.

Administrative expenses increased 0.6% from ￦2,663 billion in 2012 to ￦2,679 billion in 2013, primarily due to an increase in salaries attributable mainly to an increase in the average base salaries of employees of Woori Bank.

Comparison of 2012 to 2011

Our net income before tax for this segment decreased 30.8% from ￦2,659 billion in 2011 to ￦1,839 billion in 2012. Net income after tax also decreased 27.7% from ￦2,069 billion in 2011 to ￦1,497 billion in 2012.

Interest income from our Woori Bank operations decreased 1.9% from ￦11,033 billion in 2011 to ￦10,829 billion in 2012, primarily due to a decrease in the average yield on interest-earning assets, which was partially offset by an increase in the average balance of interest-earning assets. The decrease in the average yield on interest-earning assets was attributable mainly to the lower interest rate environment in Korea. The average volume of Woori Bank’s loans on a consolidated basis increased 1.3% from ￦177,100 billion in 2011 to ￦179,381 billion in 2012, primarily as a result of an increase in mortgage loans.

Interest expense decreased 1.3% from ￦5,931 billion in 2011 to ￦5,853 billion in 2012. The decrease in interest expense was primarily due to a decrease in the average cost of interest-bearing liabilities, resulting mainly from the lower interest rate environment in Korea as well as the maturity and repayment of higher interest rate debentures previously issued by Woori Bank. This decrease was partially offset by a 3.0% increase in the average volume of interest-bearing liabilities from ￦214,667 billion in 2011 to ￦221,106 billion in 2012, which was mainly attributable to an increase in the average volume of time and savings deposits, reflecting customers’ preference for low risk financial products and institutions in light of the continuing uncertainty in financial markets in 2012.

Impairment losses on credit loss and others decreased 6.9% from ￦1,964 billion in 2011 to ￦1,829 billion in 2012. The decrease was primarily due to a change in net provisions for guarantees from net provisions of ￦142 billion in 2011 to a net reversal of provisions of ￦25 billion in 2012. Such change reflected a decrease in provisions for guarantees, which was mainly attributable to a decrease in the demand for such guarantees, including from corporate customers in the Korean shipbuilding industry.

Non-interest income decreased 38.1% from ￦17,059 billion in 2011 to ￦10,560 billion in 2012, primarily due to a decrease in gains on transaction of foreign exchange, which mainly reflected decreased exchange rate volatility.

Non-interest expense decreased 38.4% from ￦15,055 billion in 2011 to ￦9,279 billion in 2012, primarily as a result of a decrease in losses on transaction of foreign exchange, which mainly reflected decreased exchange rate volatility.

Administrative expenses increased 4.5% from ￦2,549 billion in 2011 to ￦2,663 billion in 2012, primarily due to an increase in retirement benefit service costs.

Kyongnam Bank

Kyongnam Bank is a regional commercial bank that provides financial services in Changwon and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises.

Pursuant to the Korean government’s privatization plan with respect to us and our subsidiaries, we plan to effect a spin-off of the business operations of Kyongnam Bank in May 2014. Accordingly, such operations have been accounted for as discontinued operations in our consolidated financial statements as of the year ended December 31, 2013 and for the years ended December 31, 2011, 2012 and 2013 included in this annual report. See “Item 4A. History and Development of the Company—Privatization Plan.”

	Year ended December 31,						Percentage change
	2011		2012(1)		2013(1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,253	￦	1,350	￦	1,323	7.7%	(2.0)%
Interest expense		612		704		672	15.0	(4.6)

Net interest income		641		646		651	0.8	0.8

Non-interest income		459		417		370	(9.2)	(11.3)
Non-interest expense		409		389		312	(4.9)	(19.8)

Net non-interest income		50		28		58	(44.0)	107.1

Administrative expenses		274		293		328	6.9	12.0
Impairment losses on credit loss and others(2)		153		142		221	(7.2)	55.6

Total other expenses		427		435		549	1.9	26.2

Operating income		264		239		160	(9.5)	(33.1)

Share of profits of joint ventures and associates		—		—		—	—	—
Net non-operating income (expenses)		(9)		(11)		(8)	22.2	(27.3)

Net income before tax		255		228		152	(10.6)	(33.3)

Income tax expense (benefit)		59		47		22	(20.3)	(53.2)

Net income	￦	196	￦	181	￦	130	(7.7)	(28.2)

Controlling interest		196		181		130	(7.7)	(28.2)
Non-controlling interest		—		—		—	—	—

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)	Consist of impairment losses on credit loss, gain (loss) on loan sales and provisions (reversal of provisions).

Comparison of 2013 to 2012

Our net income before tax for this segment decreased 33.3% from ￦228 billion in 2012 to ￦152 billion in 2013. Net income after tax also decreased 28.2% from ￦181 billion in 2012 to ￦130 billion in 2013.

Interest income from our Kyongnam Bank operations decreased 2.0% from ￦1,350 billion in 2012 to ￦1,323 billion in 2012, primarily due to a decrease in the average yield on interest-earning assets resulting from the general decrease in market interest rates. Such decrease was partially offset by a 15.2% increase in the average lending volume from ￦20,688 billion in 2012 to ￦23,824 billion in 2013, caused primarily by an increase in the average volume of loans to small- and medium-sized enterprises and consumers, due to an increase in demand for such loans in the southeastern part of Korea.

Interest expense decreased 4.6% from ￦704 billion in 2012 to ￦672 billion in 2013. The decrease in interest expense resulted principally from a decrease in the average cost of interest-bearing liabilities, mainly due to a decrease in the average cost of time and savings deposits, reflecting the general decrease in market interest rates. Such decrease was partially offset by a 17.0% increase in the average volume of deposits from ￦19,348 billion in 2012 to ￦22,634 billion in 2013, which mainly reflected increased demand for deposit products as well as Kyongnam Bank’s focus on the marketing of its deposit products, particularly its time and saving deposit products.

Impairment losses on credit loss and others increased 55.6% from ￦142 billion in 2012 to ￦221 billion in 2013, primarily as a result of an overall deterioration in the asset quality of Kyongnam Bank’s corporate loan portfolio, reflecting continuing adverse economic conditions in Korea in 2013.

Non-interest income decreased 11.3% from ￦417 billion in 2012 to ￦370 billion in 2013, primarily as a result of decreases in gains on transactions of derivatives and foreign exchange.

Non-interest expense decreased 19.8% from ￦389 billion in 2012 to ￦312 billion in 2013, mainly reflecting decreases in losses on transactions of derivatives and foreign exchange.

Administrative expenses increased 12.0% from ￦293 billion in 2012 to ￦328 billion in 2013, primarily due to an increase in miscellaneous general and administration expenses, which mainly reflected increases in employee benefits and IT service expenses.

Comparison of 2012 to 2011

Our net income before tax for this segment decreased 10.6% from ￦255 billion in 2011 to ￦228 billion in 2012. Net income after tax also decreased 7.7% from ￦196 billion in 2011 to ￦181 billion in 2012.

Interest income from our Kyongnam Bank operations increased 7.7% from ￦1,253 billion in 2011 to ￦1,350 billion in 2012, primarily due to an increase in the average volume of interest-earning assets, which was partially offset by a decrease in the average yield on interest-earning assets resulting from the general decrease in market interest rates. The average volume of Kyongnam Bank’s loans increased 15.5% from ￦17,911 billion in 2011 to ￦20,688 billion in 2012, primarily due to an increase in the average volume of loans to small- and medium-sized enterprises and consumers, which reflected an increase in demand for such loans in the southeastern part of Korea.

Interest expense increased 15.0% from ￦612 billion in 2011 to ￦704 billion in 2012. The increase in interest expense resulted principally from a 17.4% increase in the average volume of deposits from ￦16,485 billion in 2011 to ￦19,348 billion in 2012, which mainly reflected increased demand for deposit products as well as Kyongnam Bank’s focus on the marketing of its deposit products, particularly its time and savings deposit products. This increase was enhanced by an increase in the average cost of interest-bearing liabilities, mainly due to the increase in the average cost of time and savings deposits, reflecting Kyongnam Bank’s increased marketing efforts to attract such deposits.

Impairment losses on credit loss and others decreased 7.2% from ￦153 billion in 2011 to ￦142 billion in 2012, primarily as a result of a decrease in provisions for guarantees, which was mainly attributable to a decrease in the demand for such guarantees from corporate customers.

Non-interest income decreased 9.2% from ￦459 billion in 2011 to ￦417 billion in 2012, primarily due to a decrease in gains on transaction of foreign exchange.

Non-interest expense decreased 4.9% from ￦409 billion in 2011 to ￦389 billion in 2012, mainly reflecting a decrease in losses on transaction of foreign exchange.

Administrative expenses increased 6.9% from ￦274 billion in 2011 to ￦293 billion in 2012, primarily due to an increase in short-term employee benefits.

Kwangju Bank

Kwangju Bank is a regional bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers.

Pursuant to the Korean government’s privatization plan with respect to us and our subsidiaries, we plan to effect a spin-off of the business operations of Kwangju Bank in May 2014. Accordingly, such operations have been accounted for as discontinued operations in our consolidated financial statements as of the year ended December 31, 2013 and for the years ended December 31, 2011, 2012 and 2013 included in this annual report. See “Item 4A. History and Development of the Company—Privatization Plan.”

	Year ended December 31,						Percentage change
	2011		2012(1)		2013(1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Income statement data
Interest income	￦	905	￦	936	￦	832	3.4%	(11.1)%
Interest expense		449		487		417	8.5	(14.4)

Net interest income		456		449		415	(1.5)	(7.6)

Non-interest income		206		209		172	1.5	(17.7)
Non-interest expense		148		160		148	8.1	(7.5)

Net non-interest income		58		49		24	(15.5)	(51.0)

Administrative expenses		224		230		246	2.7	7.0
Impairment losses on credit loss and others(2)		108		83		112	(23.2)	34.9

Total other expenses		332		313		358	(5.7)	14.4

Operating income		182		185		81	1.7	(56.2)

Share of profits of joint ventures and associates		—		—		—	—	—
Net non-operating income (expenses)		(6)		(7)		(8)	16.7	14.3

Net income before tax		176		178		73	1.1	(59.0)

Income tax expense (benefit)		40		41		12	2.5	(70.7)

Net income	￦	136	￦	137	￦	61	0.7	(55.5)

Controlling interest		136		137		61	0.7	(55.5)
Non-controlling interest		—		—		—	—	—

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)	Consist of impairment losses on credit loss, gain (loss) on loan sales and provisions (reversal of provisions).

Comparison of 2013 to 2012

Our net income before tax for this segment decreased 59.0% from ￦178 billion in 2012 to ￦73 billion in 2013. Net income after tax also decreased 55.5% from ￦137 billion in 2012 to ￦61 billion in 2013.

Interest income from our Kwangju Bank operations decreased 11.1% from ￦936 billion in 2012 to ￦832 billion in 2013, primarily due to a decrease in the average yield on interest-earning assets resulting from the general decrease in market interest rates. Such decrease was partially offset by a 5.2% increase in average lending volume from ￦12,995 billion in 2012 to ￦13,670 billion in 2013, caused primarily by an increase in the average volume of loans to small- and medium-sized enterprises and mortgage loans, reflecting increased demand for such loans in the southwestern part of Korea.

Interest expense decreased 14.4% from ￦487 billion in 2012 to ￦417 billion in 2013. The decrease in interest expense resulted principally from a decrease in in the average cost of interest-bearing liabilities, mainly due to a decrease in the average cost of time and savings deposits, reflecting the general decrease in market interest rates. Such decrease was partially offset by a 4.6% increase in the average volume of deposits from ￦12,827 billion in 2012 to ￦13,417 billion in 2013, which mainly reflected increased demand for deposit products as well as Kwangju Bank’s focus on the marketing of its deposit products, particularly its time and savings deposit products.

Impairment losses on credit loss and others increased 34.9% from ￦83 billion in 2012 to ￦112 billion in 2013, primarily as a result of increased loan loss provisioning by Kwangju Bank in connection with companies in workout.

Non-interest income decreased 17.7% from ￦209 billion in 2012 to ￦172 billion in 2013, primarily as a result of decreases in commissions relating to bancassurance and project finance.

Non-interest expense decreased 7.5% from ￦160 billion in 2012 to ￦148 billion in 2013, mainly reflecting decreases in losses on transactions of derivatives and foreign exchange .

Administrative expenses increased 7.0% from ￦230 billion in 2012 to ￦246 billion in 2013, primarily due to increases in the number of employees and average base salaries.

Comparison of 2012 to 2011

Our net income before tax for this segment remained relatively constant at ￦178 billion in 2012, compared to ￦176 billion in 2011. Net income after tax also remained relatively constant at ￦137 billion in 2012 compared to ￦136 billion in 2011.

Interest income from our Kwangju Bank operations increased 3.4% from ￦905 billion in 2011 to ￦936 billion in 2012, primarily due to an increase in average lending volume. The average volume of Kwangju Bank’s loans increased 10.7% from ￦11,740 billion in 2011 to ￦12,995 billion in 2012, primarily due to an increase in the average volume of loans to small- and medium-sized enterprises and mortgage loans, reflecting increased demand for such loans in the southwestern part of Korea.

Interest expense increased 8.5% from ￦449 billion in 2011 to ￦487 billion in 2012. The increase in interest expense resulted principally from an 8.9% increase in the average volume of deposits from ￦11,773 billion in 2011 to ￦12,827 billion in 2012, primarily as a result of increased demand for deposit products as well as Kwangju Bank’s continuing marketing efforts for such products, particularly time and savings deposit products. This increase was enhanced by an increase in the average cost of interest-bearing liabilities, mainly due to the increase in the average cost of time and savings deposits, reflecting Kwangju Bank’s increased marketing efforts to attract such deposits.

Impairment losses on credit loss and others decreased 23.2% from ￦108 billion in 2011 to ￦83 billion in 2012, mainly as a result of the reversal of provisions relating to the completion of a litigation case brought against Kwangju Bank by the Export-Import Bank of Korea following a final decision rendered by the Supreme Court of Korea in 2012.

Non-interest income remained relatively constant at ￦209 billion in 2012 compared to ￦206 billion in 2011.

Non-interest expense increased 8.1% from ￦148 billion in 2011 to ￦160 billion in 2012, primarily due to an increase in other operating expenses, which mainly reflected an increase in credit card commissions paid and deposit insurance premiums.

Administrative expenses increased 2.7% from ￦224 billion in 2011 to ￦230 billion in 2012, primarily due to an increase in short-term employee benefits.

Woori Investment & Securities

Woori Investment & Securities is engaged in securities brokerage, investment banking, securities investment and trading and other capital markets activities. We currently hold a 37.9% voting interest in Woori Investment & Securities.

Pursuant to the Korean government’s privatization plan with respect to us and our subsidiaries, we expect to sell our ownership interest in Woori Investment & Securities to NongHyup Financial Group Inc. Accordingly, the operations of Woori Investment & Securities have been accounted for as discontinued operations in our consolidated financial statements as of December 31, 2013 and for the years ended December 31, 2011, 2012 and 2013 included in this annual report. See “Item 4A. History and Development of the Company—Privatization Plan.”

	Year ended December 31,						Percentage change
	2011		2012(1)		2013(1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Income statement data
Interest income	￦	662	￦	718	￦	728	8.5%	1.4%
Interest expense		329		331		347	0.6	4.8

Net interest income		333		387		381	16.2	(1.6)
Non-interest income		3,213		2,777		3,292	(13.6)	18.6
Non-interest expense		2,754		2,443		3,070	(11.3)	25.7

Net non-interest income		459		334		222	(27.2)	(33.5)
Administrative expenses		570		541		528	(5.1)	(2.4)
Impairment losses on credit loss and others(2)		7		6		14	(14.3)	133.3

Total other expenses		577		547		542	(5.2)	(0.9)

Operating income		215		174		61	(19.1)	(64.9)

Share of profits of joint ventures and associates		43		5		5	(88.4)	—
Net non-operating income (expenses)		(2)		(24)		(2)	(1,100.0)	(91.7)

Net income before tax		256		155		64	(39.5)	(58.7)

Income tax expense (benefit)		58		33		16	(43.1)	(51.5)

Net income	￦	198	￦	122	￦	48	(38.4)	(60.7)

Controlling interest		165		123		48	(25.5)	(61.0)
Non-controlling interest		33		(1)		0	N/M (3)	N/M (3)

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)	Consist of impairment losses on credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(3)	N/M = not meaningful.

Comparison of 2013 to 2012

Our net income before tax for this segment decreased 58.7% from ￦155 billion in 2012 to ￦64 billion in 2013. Net income after tax also decreased 60.7% from ￦122 billion in 2012 to ￦48 billion in 2013.

Interest income for this segment increased 1.4% from ￦718 billion in 2012 to ￦728 billion in 2013, principally as a result of an increase in interest income from financial assets at fair value through profit or loss, which mainly reflected an increase in the average volume of such assets, partially offset by a decrease in the average yield on such assets.

Interest expense increased 4.8% from ￦331 billion in 2012 to ￦347 billion in 2013, primarily as a result of an increase in the average volume of debentures, which was partially offset by a decrease in the average cost of debentures.

Impairment losses on credit loss and others for this segment increased 133.3% from ￦6 billion in 2012 to ￦14 billion in 2013, primarily as a result of increased loan loss provisioning by Woori Investment & Securities in connection with overseas project finance-related loans.

Non-interest income, which includes commission income from Woori Investment & Securities’ brokerage operations, increased 18.6% from ￦2,777 billion in 2012 to ￦3,292 billion in 2013, due primarily to an increase in gains on transaction of derivatives, which mainly reflected higher transaction volumes.

Non-interest expense increased 25.7% from ￦2,443 billion in 2012 to ￦3,070 billion in 2013, primarily as a result of an increase in losses on transaction of derivatives, which mainly reflected higher transaction volumes.

Administrative expenses decreased 2.4% from ￦541 billion in 2012 to ￦528 billion in 2013, primarily due to decreases in depreciation expenses and short-term employee benefits, the latter of which mainly reflected a decrease in performance-based compensation.

Comparison of 2012 to 2011

Our net income before tax for this segment decreased 39.5% from ￦256 billion in 2011 to ￦155 billion in 2012. Net income after tax also decreased 38.4% from ￦198 billion in 2011 to ￦122 billion in 2012.

Interest income for this segment increased 8.5% from ￦662 billion in 2011 to ￦718 billion in 2012, principally as a result of an increase in interest income from due from banks, which mainly reflected the holding of a significant portion of the proceeds from the capital increase of Woori Investment & Securities in December 2011 as time deposits in other banks in 2012.

Interest expense remained relatively constant at ￦331 billion in 2012 compared to ￦329 billion.

Impairment losses on credit loss and others for this segment remained relatively constant at ￦6 billion in 2012 to ￦7 billion in 2011.

Non-interest income, which includes commission income from Woori Investment & Securities’ brokerage operations, decreased 13.6% from ￦3,213 billion in 2011 to ￦2,777 billion in 2012, mainly due to a decrease in brokerage fees, which principally reflected a decrease in the volume of fee-earning transactions brokered by Woori Investment & Securities.

Non-interest expense decreased 11.3% from ￦2,754 billion in 2011 to ￦2,443 billion in 2012, primarily as a result of a decrease in loss on transaction of available-for-sale financial assets.

Administrative expenses decreased 5.1% from ￦570 billion in 2011 to ￦541 billion in 2012, primarily due to a decrease in short-term employee benefits, mainly reflecting a decrease in performance-based compensation.

Other Operations

Other operations include the operations of Woori Finance Holdings and all of our subsidiaries (other than Woori Bank, Kyongnam Bank and Kwangju Bank and Woori Investment & Securities), including principally Woori FIS, Woori F&I, Woori Asset Management, Woori Private Equity, Woori Financial, Woori FG Savings Bank (which was established to acquire certain assets and assume certain liabilities of Samhwa Mutual Savings Bank in March 2011 and subsequently also acquired certain assets and assumed certain liabilities of Solomon Savings Bank in 2012) and a number of other smaller subsidiaries, none of which constituted a separate reportable segment. Commencing in 2013, other operations also include the former credit card business of Woori Bank, which we spun off into a newly established wholly-owned subsidiary, Woori Card, in April 2013. The results of operations of the former credit card business of Woori Bank for 2011 and 2012 are included in the results of operations of the Woori Bank segment. In addition, commencing in June 2013, other operations include Woori Investment Bank (formerly named Kumho Investment Bank), which became a consolidated subsidiary through an internal reorganization in June 2013.

Pursuant to the Korean government’s privatization plan with respect to us and our subsidiaries, we sold our 52.0% ownership interest in Woori Financial to KB Financial Group Inc. in March 2014. We also entered into share purchase agreements for (i) the sale of our 100% ownership interest in Woori Asset Management to Kiwoom Securities Co., Ltd. in February 2014, (ii) the sale of our 100% ownership interest in Woori F&I to Daishin Securities Co., Ltd. in April 2014 and (iii) the sale of our 100% ownership interest in Woori FG Savings Bank to NongHyup Financial Group Inc. in April 2014. Accordingly, the business operations of Woori Financial, Woori Asset Management, Woori FG Savings Bank and Woori F&I have been accounted for as discontinued operations in our consolidated financial statements as of December 31, 2013 and for the years ended December 31, 2011, 2012 and 2013 included in this annual report. See “Item 4A. History and Development of the Company—Privatization Plan—Disposal of Woori Financial, Woori Asset Management, Woori F&I , Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank.”

	Year ended December 31,						Percentage change
	2011		2012(1)		2013(1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Income statement data
Interest income	￦	511	￦	566	￦	799	10.8%	41.2%
Interest expense		507		489		511	(3.6)	4.5

Net interest income		4		77		288	1,825.0	274.0
Non-interest income		1,285		1,219		1,404	(5.1)	15.2
Non-interest expense		265		227		680	(14.3)	199.6

Net non-interest income		1,020		992		724	(2.8)	(27.0)
Administrative expenses		424		469		553	10.6	17.9
Impairment losses on credit loss and others(2)		207		123		289	(40.6)	135.0

Total other expenses		631		592		842	(6.2)	42.2

Operating income		393		477		170	21.4	(64.4)

Share of profits of joint ventures and associates		(23)		18		15	N/M (3)	(16.7)
Net non-operating income (expenses)		17		4		(359)	(76.5)	N/M	(3)

Net income before tax		387		499		(174)	28.9	N/M	(3)

Income tax expense (benefit)		30		34		412	13.3	1,111.8

Net income	￦	357	￦	465	￦	(586)	30.3	N/M	(3)

Controlling interest		386		486		(564)	25.9	N/M	(3)
Non-controlling interest		(29)		(21)		(22)	(27.6)	4.8

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)	Consist of impairment losses on credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(3)	N/M = not meaningful.

Comparison of 2013 to 2012

For this segment, we had a net loss before tax of ￦174 billion in 2013 compared to net income before tax of ￦499 billion in 2012. Net loss after tax was ￦586 billion in 2013 compared to net income after tax of ￦465 billion in 2012.

Interest income for this segment increased 41.2% from ￦566 billion in 2012 to ￦799 billion in 2013, mainly as a result of the inclusion of the interest income of the former credit card business of Woori Bank in this segment commencing in 2013.

Interest expense increased 4.5% from ￦489 billion in 2012 to ￦511 billion in 2013, primarily due to the inclusion of the interest expense of the former credit card business of Woori Bank in this segment commencing in 2013.

Impairment losses on credit loss and others increased 135.0% from ￦123 billion in 2012 to ￦289 billion in 2013. This decrease was primarily the result of the inclusion of the provisions for credit losses of the former credit card business of Woori Bank in this segment commencing in 2013.

Non-interest income increased 15.2% from ￦1,219 billion in 2013 to ￦1,404 billion in 2013, mainly due to the inclusion of the non-interest income of the former credit card business of Woori Bank in this segment commencing in 2013.

Non-interest expense increased 199.6% from ￦227 billion in 2012 to ￦680 billion in 2013, primarily as a result of the inclusion of the non-interest expense of the former credit card business of Woori Bank in this segment commencing in 2013.

Administrative expenses increased 17.9% from ￦469 billion in 2012 to ￦553 billion in 2013, primarily due to the inclusion of the administrative expenses of the former credit card business of Woori Bank in this segment commencing in 2013.

Net non-operating expenses were ￦359 billion in 2013 compared to net non-operating income of ￦4 billion in 2012, primarily as a result of impairment losses recognized in 2013 by Woori Finance Holdings on assets held for sale, including its ownership interest in Woori Investment & Securities, Woori FG Savings Bank and Woori Aviva Life Insurance.

Income tax expense increased substantially from ￦34 billion in 2012 to ￦412 billion in 2013, primarily due to the recognition by Woori Finance Holdings as income tax expense in 2013 of certain Korean taxes that may be imposed in connection with the spin-off of the business operations of Kyongnam Bank and Kwangju Bank, if a proposed amendment to the Tax Reduction and Exemption Control Act of Korea that would allow the spin-off to be recognized as a tax-free transaction is not adopted by the Korean National Assembly or does not become effective prior to the date of the spin-off.

Comparison of 2012 to 2011

Our net income before tax for this segment increased 28.9% from ￦387 billion in 2011 to ￦499 billion in 2012. Net income after tax also increased 30.3% from ￦357 billion in 2011 to ￦465 billion in 2012.

Interest income for this segment increased 10.8% from ￦511 billion in 2011 to ￦566 billion in 2012, mainly as the result of the inclusion of Woori FG Savings Bank’s full-year interest income in this segment commencing in 2012.

Interest expense decreased 3.6% from ￦507 billion in 2011 to ￦489 billion in 2012, primarily due to a decrease in the average cost of debentures issued by Woori Finance Holdings, which was partially offset by the inclusion of Woori FG Savings Bank’s full-year interest expense in this segment commencing in 2012.

Impairment losses on credit loss and others decreased 40.6% from ￦207 billion in 2011 to ￦123 billion in 2012. This decrease was primarily the result of a decrease in provisions for credit losses of Woori Private Equity.

Non-interest income decreased 5.1% from ￦1,285 billion in 2011 to ￦1,219 billion in 2012, mainly due to a decrease in gains on transaction of foreign exchange by Woori Private Equity.

Non-interest expense decreased 14.3% from ￦265 billion in 2011 to ￦227 billion in 2012, primarily as a result of a decrease in losses on transaction of foreign exchange by Woori Private Equity.

Administrative expenses increased 10.6% from ￦424 billion in 2011 to ￦469 billion in 2012, primarily due to an increase in depreciation and amortization expense of Woori FIS.

Net non-operating income decreased 76.5% from ￦17 billion in 2011 to ￦4 billion in 2012, due mainly to losses of ￦33 billion realized by us upon Woori Private Equity’s partial disposal of its interest in MyAsset Manhattan Private Equity Real Estate Trust I in 2012.

Item 5B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage change
	2011		2012(1)		2013(1)(2)		2012/2011	2013/2012
	(in billions of Won)						(%)
Cash and cash equivalents	￦	6,417	￦	5,778	￦	5,478	(10.0)%	(5.2)%
Financial assets at fair value through profit or loss		25,600		27,352		4,806	6.8	(82.4)
Available-for-sale financial assets		19,672		18,889		17,085	(4.0)	(9.6)
Held-to-maturity financial assets		20,036		18,685		12,039	(6.7)	(35.6)
Loans and receivables:
Due from banks		15,340		14,375		10,208	(6.3)	(29.0)
Loans in local currency		171,590		178,387		156,028	4.0	(12.5)
Loans in foreign currencies		13,243		10,454		9,997	(21.1)	(4.4)
Domestic banker’s letter of credit		5,423		5,241		4,959	(3.4)	(5.4)
Credit card accounts		4,592		4,501		4,206	(2.0)	(6.6)
Bills bought in local currency		661		888		186	34.3	(79.1)
Bills bought in foreign currencies		5,672		4,663		4,235	(17.8)	(9.2)
Factoring receivables		276		187		176	(32.3)	(5.9)
Advances for customers on guarantees		42		128		55	204.8	(57.0)
Privately placed bonds		1,738		1,448		485	(16.7)	(66.5)
Loans to be converted to equity securities		2		2		0	—	(100.0)
Finance leases		662		640		—	(3.3)	—
Loans for installment		1,535		1,811		—	18.0	—
Securitized loans		1,614		1,585		311	(1.8)	(80.4)
Loans secured by securities		1,181		1,231		—	4.2	—
Call loans		3,432		5,378		8,092	56.7	50.5
Bonds purchased under resale agreements		749		4,414		4,981	489.3	12.9
Other loans		226		303		326	34.1	7.6
Other receivables		10,941		18,205		11,004	66.4	(39.6)

		238,919		253,841		215,249	6.3	(15.2)
Less:
Allowance for credit losses		3,759		3,565		3,337	(5.2)	(6.4)

Total loans and receivables, net		235,160		250,276		211,912	6.4	(15.3)
Premises and equipment, net		3,134		3,186		2,536	1.7	(20.4)
Other assets(3)		2,772		2,936		1,837	5.9	(37.4)

Disposal group held for sale		—		—		34,685	—	—
Disposal group held for distribution		—		—		50,312	—	—

Total assets	￦	312,791	￦	327,102	￦	340,690	4.6%	4.2%

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as a disposal group held for distribution or sale. See “—Overview—Privatization Plan.”
(3)

Includes investments in joint ventures and associates, investment properties, intangible assets and goodwill, current tax assets, deferred tax assets, derivative assets, assets held for sale and other assets.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2013 to 2012

Our total assets increased 4.2% from ￦327,102 billion as of December 31, 2012 to ￦340,690 billion as of December 31, 2013. However, the amounts for most asset categories decreased from December 31, 2012 to December 31, 2013, primarily as a result of the classification of Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I as a disposal group held for distribution or sale as of December 31, 2013, in light of their planned disposition pursuant to the privatization plan of the Korean government with respect to us and our subsidiaries. See “Item 4A. History and Development of the Company—Privatization Plan.”

Comparison of 2012 to 2011

Our total assets increased 4.6% from ￦312,791 billion as of December 31, 2011 to ￦327,102 billion as of December 31, 2012, principally due to a 66.4% increase in other receivables from ￦10,941 billion as of December 31, 2011 to ￦18,205 billion as of December 31, 2012, a 4.0% increase in loans in local currency from ￦171,590 billion as of December 31, 2011 to ￦178,387 billion as of December 31, 2012 and a 489.3% increase in bonds purchased under resale agreements from ￦749 billion as of December 31, 2011 to ￦4,414 billion as of December 31, 2012. The effect of these increases was partially offset by a 21.1% decrease in loans in foreign currencies from ￦13,243 billion as of December 31, 2011 to ￦10,454 billion as of December 31, 2012, a 6.7% decrease in held-to-maturity financial assets from ￦20,036 billion as of December 31, 2011 to ￦18,685 billion as of December 31, 2012 and a 17.8% decrease in bills bought in foreign currencies from ￦5,672 billion as of December 31, 2011 to ￦4,663 billion as of December 31, 2012.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage change
	2011		2012(1)		2013(1)(2)		2012/2011	2013/2012
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	9,622	￦	10,986	￦	2,507	14.2%	(77.2)%
Deposits due to customers		195,930		204,210		175,324	4.2	(14.2)
Borrowings		34,667		33,480		18,232	(3.4)	(45.5)
Debentures		29,266		27,960		21,678	(4.5)	(22.5)
Provisions		892		864		685	(3.1)	(20.7)
Other financial liabilities		19,084		25,544		19,914	33.9	(22.0)
Other liabilities(3)		1,257		1,025		543	(18.5)	(47.0)

Liabilities directly associated with disposal group held for sale		—		—		32,048	—	—
Liabilities directly associated with disposal group held for distribution to owners		—		—		46,882	—	—

Total liabilities		290,718		304,069		317,813	4.6	4.5

Equity:
Capital stock		4,030		4,030		4,030	—	—
Hybrid securities		309		498		498	61.2	—
Capital surplus		176		174		177	(1.1)	1.7
Other equity		563		112		(35)	(80.1)	N/M (4)
Retained earnings		12,446		13,881		13,113	11.5	(5.5)

Equity directly associated with disposal group held for sale		—		—		30	—	—
Equity directly associated with disposal group held for distribution to owners		—		—		36	—	—

Controlling interests		17,524		18,695		17,849	6.7	(4.5)

Non-controlling interests		4,549		4,338		5,028	(4.6)	15.9

Total equity		22,073		23,033		22,877	4.4	(0.7)

Total liabilities and equity	￦	312,791	￦	327,102	￦	340,690	4.6%	4.2%

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)	The amounts as of December 31, 2013 reflect the classification of certain subsidiaries as a disposal group held for distribution or sale. See “—Overview—Privatization Plan.”
(3)	Includes net defined benefit liability, current tax liabilities, deferred tax liabilities, derivative liabilities and other liabilities.
(4)	N/M = not meaningful.

For further information on our liabilities, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2013 to 2012

Our total liabilities increased 4.5% from ￦304,069 billion as of December 31, 2012 to ￦317,813 billion as of December 31, 2013. However, the amounts for most categories of liabilities decreased from December 31, 2012 to December 31, 2013, primarily as a result of the classification of the liabilities of Kwangju Bank,

Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I as liabilities directly associated with a disposal group held for distribution or sale as of December 31, 2013, in light of their planned disposition pursuant to the privatization plan of the Korean government with respect to us and our subsidiaries. See “Item 4A. History and Development of the Company—Privatization Plan.”

Our total equity decreased by 0.7% from ￦23,033 billion as of December 31, 2012 to ￦22,877 billion as of December 31, 2013. This decrease resulted principally from a decrease in our retained earnings, which was attributable to the net loss we generated in 2013. The decrease in total equity also reflected a decrease in other equity, including as a result of the classification of accumulated other comprehensive income of Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I as equity directly associated with a disposal group held for distribution or sale as of December 31, 2013, in light of their planned disposition pursuant to the privatization plan of the Korean government with respect to us and our subsidiaries. See “Item 4A. History and Development of the Company—Privatization Plan.”

Comparison of 2012 to 2011

Our total liabilities increased 4.6% from ￦290,718 billion as of December 31, 2011 to ￦304,069 billion as of December 31, 2012. The increase was primarily due to increases in deposits due to customers and other financial liabilities. Our deposits due to customers increased 4.2% from ￦195,930 billion as of December 31, 2011 to ￦204,210 billion as of December 31, 2012, mainly as a result of an increase in time deposits in local currency. Our other financial liabilities increased 33.9% from ￦19,084 billion as of December 31, 2011 to ￦25,544 billion as of December 31, 2012, principally due to an increase in accounts payable.

Our total equity increased by 4.4% from ￦22,073 billion as of December 31, 2011 to ￦23,033 billion as of December 31, 2012. This increase resulted principally from an increase in our retained earnings, which was attributable to the net income we generated in 2012.

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to ￦195,930 billion, ￦204,210 billion and ￦175,324 billion (excluding discontinued operations) as of December 31, 2011, 2012 and 2013, which represented approximately 75.3% , 76.7% and 81.3% of our total funding, respectively. We have historically been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through borrowings and debentures to meet our liquidity needs. Borrowings represented 13.3%, 12.6% and 8.5% (excluding discontinued operations) of our total funding as of December 31, 2011, 2012 and 2013, respectively. Debentures represented 11.2%, 10.5% and 10.0% (excluding discontinued operations) of our total funding as of December 31, 2011, 2012 and 2013, respectively. For further information on our sources of funding, see “Item 4B. Business Overview—Assets and Liabilities—Funding.”

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

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. We received aggregate dividends of ￦516 billion, ￦562 billion and ￦254 billion from our subsidiaries (including discontinued operations) in 2011, 2012 and 2013, respectively. See “Item 3D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2013 (excluding discontinued operations):

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Contractual obligations
Borrowing obligations(1)	￦	18,785	￦	14,920	￦	2,455	￦	783	￦	627
Debenture obligations(1)		24,050		9,563		8,332		2,270		3,885
Deposits(2)(3)		180,131		169,733		6,391		360		3,647
Capital (finance) lease obligations		68		25		41		2		—
Operating lease obligations		297		187		55		43		12
Purchase obligations		86		25		40		21		—
Employee severance plan obligations		1,612		22		57		85		1,448

Total	￦	225,029	￦	194,475	￦	17,371	￦	3,564	￦	9,619

(1)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings and debentures as of December 31, 2013. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2013.

(2)	Comprising certificates of deposit, other time deposits and installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid for 2013 for each deposit product category and their scheduled contractual maturities.

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

We also enter into transactions with certain structured entities, including through the purchase of their subordinated debt and the provision of credit facilities to them.

The following table sets forth our off-balance sheet guarantees and commitments (including discontinued operations) as of the dates indicated:

	As of December 31,
	2011		2012		2013
	(in billions of Won)
Confirmed guarantees	￦	11,571	￦	9,769	￦	9,806
Guarantees for debenture issuances		0		—		—
Guarantees for loans		291		172		211
Acceptances		840		622		877
Letters of guarantee		142		124		173
Other confirmed guarantees		10,298		8,851		8,545
Unconfirmed guarantees		8,973		9,017		7,546
Local letters of credit		1,003		853		743
Import letters of credit		4,837		5,795		5,024
Other unconfirmed guarantees		3,133		2,369		1,779
Commercial paper purchase commitments and others		6,158		4,948		5,448
Loan commitments and others		98,436		98,029		93,874
Loans		88,401		91,363		90,728
Others		10,035		6,666		3,146

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as provisions in our statement of financial position. As of December 31, 2013, we had established provisions for possible losses of ￦626 billion (excluding discontinued operations) with respect to our credit-related commitments.

Capital Adequacy

Our subsidiary Woori Bank is subject to the capital adequacy requirements of the Financial Services Commission. The requirements applicable prior to December 2013 were formulated based on Basel II, which was first published by the Basel Committee on Banking Supervision, Bank for International Settlements in 2004. The requirements applicable commencing in December 2013 pursuant to amended Financial Services Commission regulations promulgated in July 2013 were formulated based on Basel III, which was first introduced by the Basel Committee on Banking Supervision, Bank for International Settlements in December 2009. Under the amended Financial Services Commission regulations, all banks in Korea are required to maintain certain minimum ratios of Tier I common equity capital, total Tier I capital and total Tier I and Tier II capital to risk-weighted assets. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

If a bank fails to maintain its capital adequacy ratios, the Korean regulatory authorities may impose penalties on such bank ranging from a warning to suspension or revocation of its license. See “Item 3D. Risk Factors—Other risks relating to our business—We and Woori Bank may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.”

The following table sets forth a summary of the capital and capital adequacy ratios of Woori Bank as of December 31, 2011, 2012 and 2013 based on IFRS and applicable regulatory reporting standards:

	As of December 31,
	2011(1)		2012(1)		2013
	(in billions of Won, except percentages)
Tier I capital
Tier I common equity capital
Paid-in capital		3,830		3,830		2,983
Capital surplus		812		812		735
Retained earnings		9,403		10,010		10,989
Minority interests in consolidated subsidiaries		8		8		2
Others		(674)		(502)		(201)

Additional Tier I capital
Hybrid securities		1,682		1,682		2,143
Others		—		—		4

Total Tier I capital	￦	15,061	￦	15,840	￦	16,655

Tier II capital
Allowance for credit losses(2)	￦	1,139	￦	1,106	￦	873
Subordinated debt(3)		2,432		2,986		2,854
Valuation gain on investment securities		162		34		—
Others		536		538		1

Total Tier II capital	￦	4,269	￦	4,664	￦	3,728

Total Tier I and Tier II capital	￦	19,330	￦	20,504	￦	20,383

Risk-weighted assets
Credit risk-weighted assets	￦	130,992	￦	128,679	￦	120,868
Market risk-weighted assets		1,374		2,236		2,128
Operational risk-weighted assets		7,924		8,618		8,317

Total	￦	140,290	￦	139,533	￦	131,313

Tier I common equity capital ratio		—		—		11.05%
Total Tier I capital ratio		10.74%		11.35%		12.68%
Tier II capital ratio		3.04%		3.35%		2.84%
Total Tier I and Tier II capital ratio		13.78%		14.70%		15.52%

(1)

With effect from December 1, 2013, the Financial Services Commission adopted amended guidelines that implemented capital adequacy requirements in Korea based on Basel III. Amounts and ratios as December 31, 2011 and 2012 were computed in accordance with previously applicable guidelines based on Basel II and therefore are not directly comparable to corresponding amounts and ratios as of December 31, 2013.

(2)

Allowance for credit losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent such allowances represent up to 1.25% of risk-weighted assets.

(3)	Subordinated debt representing up to 50% of Tier I capital is used in the calculation of Tier II capital.

In addition, we, as a bank holding company, are required to maintain certain minimum capital adequacy ratios pursuant to applicable regulations of the Financial Services Commission. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2013, based on IFRS and applicable regulatory reporting standards:

	As of December 31,
	2013
	(in billions of Won, except percentages)
Tier I capital
Tier I common equity capital	￦	14,855
Additional Tier I capital		5,454

Total Tier I capital	￦	20,309
Tier II capital	￦	5,830

Risk-weighted assets	￦	200,978

Tier I common equity capital ratio		7.39%
Total Tier I capital ratio		10.11%
Tier II capital ratio		2.90%
Total Tier I and Tier II capital ratio		13.01%

Recent Accounting Pronouncements

See Note 2-(1)-2) of the notes to our consolidated financial statements for a description of recent accounting pronouncements under IFRS as issued by the IASB that have been issued but are not yet effective.

Item 5C.	Research and Development, Patents and Licenses, etc.

Not Applicable

Item 5D.	Trend Information

These matters are discussed under Item 5A and Item 5B above where relevant.

Item 5E.	Off-Balance Sheet Arrangements

See “Item 5B. Liquidity and Capital Resources—Financial Condition—Contractual Obligations and Off-Balance Sheet Arrangements.”

Item 5F.	Tabular Disclosure of Contractual Obligations

See “Item 5B. Liquidity and Capital Resources—Financial Condition—Contractual Obligations and Off-Balance Sheet Arrangements.”

Item 5G.	Safe Harbor

See “Forward-Looking Statements.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.	Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for managing our affairs. The board currently comprises one standing director and six outside directors. Standing directors are directors who are full-time executive officers of Woori Finance Holdings, while outside directors are directors who are not full-time executive officers.

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

The names and positions of our directors are set forth below. The business address of all of the directors is our registered office at 51, Sogong-ro, Jung-gu, Seoul, Korea.

Standing Director

Our standing director is as follows:

Name	Age	Position	Director Since
Soon-Woo Lee	63	Chairman and Chief Executive Officer	June 14, 2013

Our standing director is not involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Soon-Woo Lee was elected as our standing director in June 2013. He serves as the chief executive officer of Woori Finance Holdings and has been serving as the chief executive officer of Woori Bank since March 2011. Prior to that, he served as an executive vice president and head of the consumer banking business of Woori Bank. Mr. Lee holds a Bachelor of Law from Sungkyunkwan University.

Outside Directors

Our outside directors are selected based on their experience and knowledge in diverse areas, which include law, finance, economics, management and accounting. We currently have six outside directors. All were nominated by the Outside Directors Recommendation Committee and approved by our shareholders.

Our outside directors are as follows:

Name	Age	Position	Director Since	Year Term Ends(1)
Hee-Yul Chai	54	Outside Director	March 22, 2013	2015
Young-Soo Park	62	Outside Director	March 22, 2013	2015
Sang-Keun Oh	57	Outside Director	March 21, 2014	2015
Kang-Shik Choi	53	Outside Director	March 21, 2014	2015
Seong-Yeal Lim	50	Outside Director	March 21, 2014	2015
Min Chang	49	Outside Director	March 21, 2014	2015

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Hee-Yul Chai was elected as an outside director in March 2013. He is currently a professor of economics at Kyonggi University, and was formerly a non-standing commissioner of the Financial Services Commission. He received a Bachelor of Arts in Economics from Seoul National University and a Ph.D. in Economics from University of Paris X.

Young-Soo Park was elected as an outside director in March 2013. He is currently the representative attorney of Law Firm Gangnam, and was formerly the chief prosecutor at the Central Investigation Department of the Supreme Prosecutor’s Office of Korea. He received a Bachelor of Liberal Arts and Sciences degree from Seoul National University and a Ph.D. in Economic Law from Dankook University.

Sang-Keun Oh was elected as an outside director in March 2014. He currently serves as a professor at Dong A University. He holds a Bachelor of Arts in Economics from Sungkyunkwan University, a Master of Arts in Economics from Seoul National University and a Ph.D. in Economics from University of Wisconsin-Madison.

Kang-Shik Choi was elected as an outside director in March 2014. He currently serves as a professor at Yonsei University. He holds a Bachelor of Arts and a Master of Arts in Economics from Yonsei University and a Ph.D. in Economics from Yale University.

Seong-Yeal Lim was elected as an outside director in March 2014. He currently serves as a General Manager at the KDIC. He holds a Bachelor of Arts in Economics and a Master of Arts in Public Administration from Seoul National University.

Min Chang was elected as an outside director in March 2014. He currently serves as a Director at the Korea Institute of Finance. He holds a Bachelor of Arts in Economics from Seoul National University and a Ph.D. in Economics from Michigan State University.

If any director wishes to enter into a transaction with us in his or her personal capacity, he or she must obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting during which the board approves the transaction.

Executive Officers

In addition to the standing director who is also our executive officer, we currently have the following four executive officers.

Name	Age	Position
Seung-Gyu Kim	57	Executive Vice President
Hwa Young Jeong	57	Executive Vice President
Seung Rok Kim	55	Managing Director
Nam Hee Lee	57	Managing Director

Seung-Gyu Kim serves as an executive vice president in charge of our strategic planning and financial planning departments. Prior to that, he was the president of Woori Credit Information. He holds a Bachelor of Arts in Economics from Sungkyunkwan University.

Hwa Young Jeong serves as an executive vice president in charge of our synergy and management support departments. Prior to that, he was an executive vice president of Woori Bank. He holds a Bachelor of Arts in Political Economy from Dongguk University.

Seung Rok Kim serves as a managing director in charge of compliance. Prior to that, he was a regional sales center head of Woori Bank. He holds a Bachelor of Art in Economics from Sogang University.

Nam Hee Lee serves as a managing director in charge of risk management, IT planning and management inspection. Prior to that, she was the head of risk management. She holds a Bachelor of Science in Clothing and Textiles from Seoul National University.

None of the executive officers is involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Item 6B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2013 to our chairman and chief executive officer, our outside directors and our other executive officers was ￦1,107 million. In 2013, we did not record additional provisions for allowances for severance and retirement benefits for such directors and officers, as no such directors or officers had been employed with us for over one year in 2013. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

In 2013, we did not grant any stock options and, accordingly, did not recognize any compensation expense for stock options granted under our stock option plan. As of the date of this annual report, we do not have any stock options outstanding.

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

Management Committee

This committee consists of one standing director and four outside directors who serve as chairmen of other committees under the board of directors: Soon-Woo Lee, Young-Soo Park, Sang-Keun Oh, Hee-Yul Chai and Kang-Shik Choi. The chairman is Soon-Woo Lee. This committee, which functions as a steering committee, enables broad management oversight of our operations. It is responsible for the following:

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

Business Development and Compensation Committee

This committee consists of four outside directors: Young-Soo Park, Sang-Keun Oh, Hee-Yul Chai and Kang-Shik Choi. The chairman is Kang-Shik Choi. It is responsible for all matters relating to the following:

•	management’s performance in developing our business;

•	setting goals and targets with respect to and evaluating executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every six months.

Risk Management Committee

This committee consists of one standing director and four outside directors: Soon-Woo Lee, Hee-Yul Chai, Kang-Shik Choi, Seong-Yeal Lim and Min Chang. The chairman is Hee-Yul Chai. It oversees and makes determinations on all issues relating to our group-wide, standardized risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset and liability management. The major roles of the Group Risk Management Committee include:

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

The Group Risk Management Committee regularly receives reports from the Group Risk Management Council as well as the Group Risk Management Department, which in turn receives reports from the subsidiary level risk management committees and units. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The committee holds regular meetings every quarter.

Audit Committee

This committee consists of six outside directors: Young-Soo Park, Sang-Keun Oh, Hee-Yul Chai, Kang-Shik Choi, Seong-Yeal Lim and Min Chang. The chairman is Young-Soo Park. It reviews all audit and compliance-related matters and makes recommendations to our board. This committee also is responsible for the following:

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

The committee holds regular meetings every quarter or as necessary.

Standing Directors Committee

This committee currently consists of our standing director, Soon-Woo Lee, who is the chairman. This committee is an operational committee that oversees decisions with respect to our operational and management matters. The committee holds meetings whenever it is deemed necessary.

Ethics Committee

This committee consists of one standing director and three outside directors: Hee-Yul Chai, Soon-Woo Lee, Seong-Yeal Lim, and Min Chang. The chairman is Hee-Yul Chai. It is responsible for the following:

•	implementing our code of ethics and amending it when necessary;

•	managing our ethics policies, including developing procedures and standards of conduct to ensure compliance; and

•	evaluating our performance under our code of ethics.

This committee holds regular meetings every year.

Outside Directors Recommendation Committee

This committee consists of one standing director and five outside directors: Soon-Woo Lee, Young-Soo Park, Sang-Keun Oh, Kang-Shik Choi, Seong-Yeal Lim and Min Chang. The chairman is Sang-Keun Oh. It is responsible for the following:

•	searching for potential outside director candidates; and

•	reviewing and nominating outside director candidates.

This committee holds regular meetings every year or as necessary.

MOU Evaluation Committee

This committee consists of the entire board of directors: Soon-Woo Lee, Young-Soo Park, Sang-Keun Oh, Hee-Yul Chai, Kang-Shik Choi, Seong-Yeal Lim and Min Chang. The chairman is Soon-Woo Lee. It is responsible for the following:

•	evaluating MOU target attainment performances of us and our subsidiaries; and

•	overseeing and managing the MOU steering committee.

This committee holds regular meetings every quarter.

Audit Committee Member Candidate Recommendation Committee

This committee, which was first formed in January 2008, consists of six outside directors: Young-Soo Park, Sang-Keun Oh, Hee-Yul Chai, Kang-Shik Choi, Seong-Yeal Lim and Min Chang. The chairman is Sang-Keun Oh. This committee holds regular meetings every year or as necessary.

Item 6D.	Employees

As of December 31, 2013, we had a total of 101 full-time employees, including five officers, at our financial holding company. The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

	As of December 31,
	2011	2012	2013(1)
Full-time employees	22,163	22,811	16,814
Contractual employees	4,983	5,293	3,041

Total	27,146	28,104	19,855

(1)	The numbers as of December 31, 2013 reflect the classification of certain subsidiaries as discontinued operations.

At the holding company level, our employees do not currently have a union and none of such employees are members of an outside labor union. At each of our subsidiaries, our employees have a labor union, and approximately 66% of the employees of our subsidiaries (excluding discontinued operations) as of December 31, 2013 were members of the Korea Financial Industry Union or other labor unions. Since we were established in April 2001, neither we nor any of our subsidiaries has had any significant labor disputes, although we have made certain concessions to our labor unions. See “Item 3D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.” We have placed a high priority on our relationship with our employees and on maintaining an atmosphere of trust and cooperation between our labor and management.

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

We operate a “wage peak” system, under which an employee’s wages reach a certain peak and then are gradually reduced as the employee reaches retirement age. We believe that this system is beneficial both for us and our employees as it encourages early retirements and reduce costs, while allowing employees to defer their retirement by two years. We are also planning to extend a performance-based pay system to all of our employees, as it currently applies only to those who are in the position of vice chief of a department or higher as well as certain departments (such as the Investment Finance Department).

We have an employee stock ownership association, which purchases our shares at the request of our employees using their own funds. We do not provide any compensation benefits to employees through such purchases, although the association is entitled to certain pre-emptive rights. See “Item 10B. Memorandum and Articles of Association—Pre-emptive Rights and Issuances of Additional Shares.”

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

Item 6E.	Share Ownership

Common Stock

As of April 21, 2014, the persons who are currently our directors or executive officers, as a group, held an aggregate of 14,300 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of April 21, 2014.

Name of Executive Officer or Director	Number of Shares of Common Stock
Soon-Woo Lee	14,300

Total	14,300

Stock Options

As of December 31, 2013, our directors and executive officers did not hold any stock options. As of the date of this annual report, we do not have any stock options outstanding.

Item 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at April 21, 2014 by each person or entity known to us to own beneficially more than 5% of our outstanding shares:

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock	Percentage of Total Shares on a Fully Diluted Basis
KDIC	459,198,609	56.97	56.97
National Pension Service	64,691,866	8.03	8.03

As of April 21, 2014, our chairman and chief executive officer owned 14,300 shares of our common stock. None of our executive officers (excluding our chairman and chief executive officer) and our outside directors owned any shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of April 21, 2014.

Item 7B.	Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which as of April 21, 2014 owned 56.97% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4B. Business Overview—Assets and Liabilities.”

We and our subsidiaries have entered into memoranda of understanding with the KDIC, under which we and our subsidiaries must meet business normalization targets or specific financial targets, or the KDIC has the right to impose sanctions on our directors or employees or to require us or our subsidiaries to take certain actions. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” In addition, as of December 31, 2013, excluding discontinued operations, we owned ￦872 billion of debentures issued by the KDIC, representing 2.7% of our investment securities.

As of December 31, 2013, excluding discontinued operations, we had loans outstanding to our executive officers and directors in the aggregate amount of ￦1,028 million.

All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

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

See “Item 18. Financial Statements” and pages F-1 through F-128.

Legal Proceedings

As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.

Woori Bank

Commencing in 2005, Woori Bank marketed and sold investment fund products known as the “Woori Power Income Funds,” created and managed by Woori Asset Management, to customers in Korea. The funds have experienced significant declines in value, principally as a result of investments made in securities and derivative instruments of troubled financial institutions in the U.S. and elsewhere. In November 2008, in response to complaints filed by customers who suffered losses as a result of their investment in these products, the Financial Supervisory Service ruled that Woori Bank should compensate such customers for 30% to 50% of the investment losses they suffered due to its failure to adequately disclose the risks associated with an investment in the products. However, certain customers who invested in these products through Woori Bank have opted to instead file lawsuits against Woori Bank based on its alleged failure to adequately disclose such risks, in order to obtain higher levels of compensation. As of April 1, 2014, six such lawsuits were pending and the aggregate amount claimed against Woori Bank in such lawsuits was approximately ￦4.6 billion. Five of such lawsuits were pending before the Supreme Court of Korea after four appellate courts held that the defendants (including Woori Bank) were jointly liable for damages equal to approximately 30% to 40% of the losses suffered by the plaintiffs, and one held that the defendants (including Woori Bank) were liable for damages equal to approximately 70% of the losses suffered by the plaintiffs. As of such date, the remaining one lawsuit was pending before the appellate court following the trial court’s verdict for the defendants (including Woori Bank) appealed by the plaintiffs. Through April 1, 2014, the aggregate amount of compensation payments made to customers by Woori Bank in relation to such products, including payments made in accordance with the Financial Supervisory Service’s ruling as well as lawsuits filed by customers, was ￦24 billion. In addition, certain of Woori Bank’s customers have filed lawsuits against it in connection with certain other investment fund products created and managed by Woori Asset Management and sold by Woori Bank to customers in Korea, including those which had invested in certain equity-linked securities issued by Lehman Brothers and incurred significant losses following the Lehman Brothers bankruptcy. See “—Discontinued Operations—Woori Asset Management.” As of April 1, 2014, six such lawsuits were pending and the aggregate amount claimed against Woori Bank in such lawsuits was approximately ￦17.2 billion. The trial court ruled for Woori Bank in one such lawsuit, which was appealed by the plaintiffs, while five lawsuits were still pending in the trial court. Additional lawsuits may be filed against Woori Bank with respect to its sales of such products, and the final outcome of such litigation remains uncertain.

In 2008, certain of Woori Bank’s customers filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who purchased KIKO products from Woori Bank were required to make large payments to it. Seven companies have filed lawsuits against Woori Bank alleging that the contracts under which the relevant KIKO products were sold by Woori Bank should be nullified and that Woori Bank should return payments received thereunder. As of April 1, 2014, three such lawsuits were pending before the Supreme Court of Korea, two of which resulted from an appeal by the plaintiffs after appellate court decisions in favor of Woori Bank, while the other resulted from Woori Bank’s appeal after the appellate court ruled that Woori Bank was liable for damages equal to 34% of the losses suffered by the plaintiff. The aggregate amount of such claims, as of April 1, 2014, was approximately ￦97 billion, and such amount may increase as the lawsuits progress or in the event of further depreciation of the Won against the U.S. dollar. Furthermore, in September 2013, the Supreme Court of Korea ruled on a number of similar lawsuits brought by KIKO customers against other Korean banks and held that certain banks were partially liable for failing to fully explain the risks associated with KIKO products to their customers. The Supreme Court’s ruling may affect the disposition of the remaining pending lawsuits against Woori Bank should the courts find that Woori Bank failed to fully explain the risks associated with KIKO products to its customers. Additional lawsuits may be filed against Woori Bank with respect to KIKO products, and the final outcome of such litigation remains uncertain.

In January 2008, the Korea Fair Trade Commission instituted certain amendments to standard loan policy conditions for mortgage loan agreements to require banks to be responsible for the payment of mortgage registration expenses when issuing mortgage loans. Subsequently, the Korea Federation of Banks and 16 banks (including Woori Bank, Kwangju Bank and Kyongnam Bank) filed a lawsuit against the Korea Fair Trade Commission to prevent the implementation of such amendments. In August 2010, the Supreme Court of Korea ruled in favor of the Korea Fair Trade Commission. Since such ruling in August 2010, certain of Woori Bank’s customers have filed lawsuits against Woori Bank, alleging that it should return the mortgage registration expenses paid by such customers under mortgage loan agreements that did not reflect the amendments instituted by the Korea Fair Trade Commission in January 2008. As of April 1, 2014, 92 such lawsuits had reached final verdicts, all of which were in favor of Woori Bank, and 53 such lawsuits remained pending, of which 34 were pending in the trial court, 16 in the appellate court and three at the Supreme Court of Korea. The aggregate amount claimed in the 53 lawsuits was approximately ￦7 billion. Additional lawsuits may be filed against Woori Bank with respect to its mortgage loans, and the final outcome of such litigation remains uncertain.

Discontinued Operations

Kwangju Bank

Following the above-described decision in August 2010 by the Supreme Court of Korea in favor of the Korea Fair Trade Commission in the lawsuit brought by the Korean Federation of Banks and 16 banks (including Woori Bank, Kwangju Bank and Kyongnam Bank) to prevent the implementation of certain amendments to standard loan policy conditions for mortgage loan agreements, certain of Kwangju Bank’s customers have filed lawsuits alleging claims that are substantially similar to those made against Woori Bank as described above. See “—Woori Bank.” As of April 1, 2014, six such lawsuits were pending, and the aggregate amount claimed in such lawsuits was less than Won 0.1 billion. As of the same date, three of such lawsuits were pending in the relevant trial courts, while two additional lawsuits were pending before the appellate courts following appeals by plaintiffs upon the trial courts’ decisions in favor of Kwangju Bank, and one lawsuit was pending before the Supreme Court of Korea after favorable decisions in favor of Kwangju Bank by the trial court and appellate court. Additional lawsuits may be filed against Kwangju Bank with respect to its mortgage loans, and the final outcome of such litigation remains uncertain.

Kyongnam Bank

From December 2008 to April 2010, certain employees of Kyongnam Bank colluded with several other parties to engage in various fraudulent transactions ostensibly on behalf of Kyongnam Bank, including providing to certain banks and companies commitments to purchase loans, guarantees for trusts and other payment guarantees. Based on its investigation, Kyongnam Bank believes that its total potential exposure under such fraudulent transactions is approximately ￦361 billion. A number of the counterparties to such fraudulent transactions have demanded that Kyongnam Bank fulfill its alleged obligations under such transactions but Kyongnam Bank has refused to accede to such demands. As of April 1, 2014, nine lawsuits had been filed against Kyongnam Bank with respect to such transactions, and the aggregate amount claimed in such lawsuits was ￦179 billion. As of the same date, five of such lawsuits were pending before the trial court, while one of such lawsuits was pending before the appellate court following appeal by Kyongnam Bank after the trial court’s decision holding that Kyongnam Bank was liable for damages of 100% of the losses suffered by the plaintiffs. In addition, as of the same date, three of such lawsuits were pending before the Supreme Court of Korea. One such lawsuit was following an appeal by the plaintiff after the appellate court ruling in favor of Kyongnam Bank to overturn the trial court’s decision in favor of the plaintiff, while two lawsuits were following appeals by Kyongnam Bank and the plaintiffs after the appellate court overturned the trial court’s ruling in favor of Kyongnam Bank to rule that it was liable for damages of approximately 30% to 40% of the losses. Additional lawsuits may be filed against Kyongnam Bank with respect to such transactions, and the final outcome of such litigation remains uncertain. In addition, in October 2010, as a result of such fraudulent transactions and their potential impact on Kyongnam Bank, the Financial Services Commission imposed an institutional warning on Kyongnam Bank, as well as reprimands and warnings on ten former and current executive officers of Kyongnam Bank. Furthermore, in October 2010, the Financial Services Commission suspended Kyongnam Bank from accepting new specified money trust accounts for three months and imposed reprimands and warnings on 22 executive officers and employees of Kyongnam Bank in connection with the same incident, as well as ordering the dismissal of three employees who were principally involved in the incident.

Following the above-described decision in August 2010 by the Supreme Court of Korea in favor of the Korea Fair Trade Commission in the lawsuit brought by the Korean Federation of Banks and 16 banks (including Woori Bank, Kwangju Bank and Kyongnam Bank) to prevent the implementation of certain amendments to standard loan policy conditions for mortgage loan agreements, certain of Kyongnam Bank’s customers have filed lawsuits alleging claims that are substantially similar to those made against Woori Bank as described above. See “—Woori Bank.” As of April 1, 2014, 18 such lawsuits were pending, and the aggregate amount claimed in such lawsuits was approximately ￦0.2 billion. As of the same date, 13 of such lawsuits were pending in the relevant trial courts, while five additional lawsuits were pending before the appellate courts following appeals by plaintiffs upon the trial courts’ decisions in favor of Kyongnam Bank. Additional lawsuits may be filed against Kyongnam Bank with respect to its mortgage loans, and the final outcome of such litigation remains uncertain.

Woori Asset Management

Commencing in 2008, certain of Woori Asset Management’s customers have filed lawsuits against it in connection with certain investment fund products created and managed by Woori Asset Management and sold to customers in Korea, including those who had invested in certain equity-linked securities issued by Lehman Brothers and incurred significant losses following the Lehman Brothers bankruptcy. Woori Bank, which sold some of such products, was also named as a defendant in certain of those lawsuits. See “—Woori Bank.” As of April 1, 2014, there were six such lawsuits pending. The Supreme Court of Korea reversed and remanded the appellate court’s decision against Woori Asset Management in one such lawsuit, which is now pending before the appellate court along with one other lawsuit after the trial court’s decision in favor of Woori Asset Management. The remaining four lawsuits were still pending in the trial court.

In addition, in connection with the “Woori Power Income Funds” investment fund products created and managed by Woori Asset Management and marketed and sold by Woori Bank and other financial institutions to customers in Korea, certain such customers have filed lawsuits against Woori Asset Management and, in certain of those cases, against Woori Bank as well. See “—Woori Bank.” As of April 1, 2014, six such lawsuits were pending against Woori Asset Management, and the aggregate amount claimed against Woori Asset Management in such lawsuits was approximately ￦4 billion. Five of such lawsuits were pending before the Supreme Court of Korea, after four appellate courts held that the defendants (including Woori Asset Management) were jointly liable for damages equal to approximately 30% to 40% of the losses suffered by the plaintiffs, and one held that the defendants (including Woori Asset Management) were liable for damages equal to approximately 70% of the losses suffered by the plaintiffs. As of such date, the remaining one lawsuit was pending before the appellate court following the trial court’s verdict for the defendants (including Woori Asset Management) appealed by the plaintiffs. Additional lawsuits may be filed against Woori Asset Management with respect to its management of such products, and the final outcome of such litigation remains uncertain.

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

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by us in respect of the years ended December 31, 2011, 2012 and 2013. The dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Common Share	Dividends Per Preferred Share	Total Amount Of Cash Dividends Paid
	(in Won)		(in millions of Won)
2011	250	—	201,503
2012	250	—	201,503
2013	—	—	—

Future dividends will depend upon our revenues, cash flow, financial condition and other factors. As an owner of ADSs, you will be entitled to receive dividends payable in respect of the shares of common stock represented by such ADSs.

For a description of the tax consequences of dividends paid to our shareholders, see “Item 10E. Taxation—United States Taxation—Dividends” and “—Korean Taxation—Taxation of Dividends on Common Shares or ADSs.”

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

	KRX KOSPI Market			New York Stock Exchange (1)
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(in thousands of shares)			(in shares)
2008	20,950	5,050	5,368	62.04	8.72	12,759
2009	16,950	5,770	7,908	43.78	10.56	12,873
2010
First Quarter	16,800	12,950	3,680	44.10	33.05	9,320
Second Quarter	18,300	14,600	6,719	49.68	35.02	6,327
Third Quarter	15,400	13,150	3,938	38.79	33.19	4,872
Fourth Quarter	15,700	13,300	4,716	42.50	34.34	18,390
2011
First Quarter	15,900	13,450	4,498	42.9	36.3	17,911
Second Quarter	15,400	12,400	3,800	42.4	34.4	19,227
Third Quarter	14,500	8,500	3,450	41.1	22.2	10,252
Fourth Quarter	11,200	9,100	2,927	30.5	23.0	12,492
2012
First Quarter	13,000	9,330	2,729	35.74	23.92	16,282
Second Quarter	13,600	9,900	2,328	36.18	25.47	18,852
Third Quarter	12,350	10,300	2,103	32.93	27.23	14,427
Fourth Quarter	11,850	9,740	1,647	33.35	27.05	10,016
2013
First Quarter	13,150	11,350	1,684	36.31	31.64	13,150
Second Quarter	12,800	9,800	2,045	34.24	25.09	12,800
Third Quarter	12,650	10,500	1,554	35.51	27.51	12,650
Fourth Quarter	13,500	11,750	1,423	38.33	33.17	13,500
2014 (through April 21)
January	13,300	11,800	1,454	37.61	32.67	13,300
February	12,400	11,600	1,584	34.83	32.23	12,400
March	12,350	11,600	1,281	34.90	32.49	7,981
April (through April 21)	12,600	12,050	918	36.19	34.24	3,000

Source: KRX KOSPI Market; New York Stock Exchange.

(1)	Each ADS represents the right to receive three shares of our common stock. Trading of our ADSs on the New York Stock Exchange commenced on September 29, 2003.

Item 9B.	Plan of Distribution

Not Applicable

Item 9C.	Markets

The KRX KOSPI Market, formerly known as the Stock Market Division of the Korea Exchange, began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The KRX KOSPI Market is a membership organization consisting of most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2013, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately ￦1,186 trillion. The average daily trading volume of equity securities for 2013 was approximately 328 million shares and the average daily transaction value was ￦3,993 billion.

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

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,157.40	1,718.88	1,018.81	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014 (through April 21)	1,967.19	2,008.61	1886.85	1,999.22

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(billions of ￦)		(millions of US$)(1)		(thousands of Shares)	(millions of ￦)		(thousands of US$)(1)
1982	334	￦	3,001	US$	4,279	9,704	￦	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,621	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,741		5,539,653		5,919,698
2008	763		576,888		457,122	355,205		5,189,644		4,112,238
2009	770		887,935		763,027	485,657		5,795,426		4,980,172
2010	777		1,141,885		981,254	380,859		5,619,768		4,829,224
2011	791		1,041,999		899,438	353,759		6,863.146		5,924,166
2012	784		1,154,294		1,085,679	486,480		4,823,643		4,536,740
2013	777		1,185,974		1,123,826	328,325		3,993,422		3,784,158
2014 (through April 25)	770		1,174,879		1,128,606	233,289		3,721,007		3,574,454

Source: The KRX KOSPI Market

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York on the last business day of the period indicated.

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

Anyone violating these reporting requirements may suffer criminal sanctions, including fines, imprisonment, an administrative fine of up to 0.001% of the aggregate market value of total issued and outstanding stock of ￦500 million, whichever is lower, and/or a loss of voting rights with respect to the ownership of Equity Securities exceeding 5% of the total issued and outstanding Equity Securities with respect to which the reporting requirements were violated. Furthermore, the Financial Services Commission may order that person to dispose of the unreported Equity Securities.

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

Restrictions Applicable to Shares

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

Our authorized share capital is 2,400,000,000 shares. Our articles of incorporation authorize us to issue:

•	shares of common stock, par value ￦5,000 per share;

•	“class shares,” par value ￦5,000 per share.

Subject to applicable laws and regulations, our articles of incorporation authorize us to issue a number of “class shares” equal to as much as one-half of all of the issued and outstanding shares.

As of the date of this annual report, 806,015,340 shares of common stock were issued and 806,013,340 shares of common stock were outstanding. Pursuant to our articles of incorporation, which was last amended on June 14, 2013, we are authorized to issue various types of “class shares,” which include shares of voting and non-voting preferred stock, convertible stock, redeemable preferred stock and hybrid securities comprising one or more elements of the foregoing types of shares. There are no class shares currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of the date of this annual report, our authorized but unissued share capital was 1,593,984,660 shares. We may issue the unissued shares without further stockholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 27 of the notes to our consolidated financial statements and “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings.”

Our articles of incorporation allow our stockholders, by special resolution, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our stockholders at their next general meeting convened immediately after the grant date. As of December 31, 2013, our officers, directors and employees did not hold any options to purchase shares of common stock. See “Item 6E. Share Ownership.”

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

See “Item 6C. Board Practices” for more information on our directors.

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

For information regarding taxation of dividends, see “Item 10E. Taxation—United States Taxation—Dividends” and “—Korean Taxation—Taxation of Dividends on Common Shares or ADSs.”

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

Under the Financial Investment Services and Capital Markets Act, each member of our employee stock ownership association, whether or not they are stockholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2013, none of our employees owned any shares of our common stock through the employee stock ownership association.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of ￦2 trillion, to persons other than existing stockholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing stockholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing stockholders. As of December 31, 2013, we had no convertible bonds or bonds with warrants outstanding.

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

In connection with the receipt of public funds by us and our subsidiaries, we entered into memoranda of understanding with the KDIC. Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank and the KDIC, we and our subsidiaries are required to meet financial and business targets and recapitalization goals on a semi-annual and/or quarterly basis until the end of 2014. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.”

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

The following summary is based upon tax laws, regulations, rulings, decrees, income tax conventions (treaties), administrative practice and judicial decisions of Korea and the United States as of the date of this annual report, and is subject to any change in the laws of Korea or the United States that may come into effect after such date.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2012 or 2013 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2014 taxable year.

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

Please consult your own tax advisers as to the Korean, state, local and other tax consequences of the purchase, ownership and disposition of common shares.

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

Taxation of Capital Gains from Transfer of Common Shares or ADSs

As a general rule, capital gains earned by non-residents upon transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (1) 11.0% (inclusive of local income surtax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of local income surtax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. See “—Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of common shares you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the Korea Exchange or through a financial investment company with a brokerage license in Korea, the financial investment company, is required to withhold Korean tax from the sales price in an amount equal to the lower of (1) 11.0% (inclusive of local income surtax) of the gross realization proceeds or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of local income surtax) of the net realized gain, and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law. See “—Tax Treaties” below for a discussion on claiming treaty benefits.

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

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate deduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for a reduced withholding tax rate, the “application for entitlement to a reduced tax rate,” and for an exemption from withholding tax, the “application for tax exemption” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income, or a BO application. Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income), or an OIV, a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners to the withholding agent prior to the payment date of such income. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

We are subject to the information requirements of the Exchange Act, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are also required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

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

We operate a group-wide, standardized risk management system. This system enhances our risk management capabilities by enabling us to exchange information among our and our subsidiaries’ risk management operations. In recent years, we have undertaken steps to further strengthen our risk management systems, including (i) using Tier I capital as “available capital” for purposes of our risk capital allocation beginning in 2012 in anticipation of Basel III requirements, and (ii) including “stressed VaR” to our market risk capital calculations beginning in 2012 in accordance with the guidance of the Financial Supervisory Service. We use our risk management systems to manage our risks within acceptable limits and to otherwise ensure the soundness of our assets and the stability of our operations.

We allocate our total risk capital in accordance with the guidelines set by our Group Risk Management Committee. As described in more detail below, the committee allocates:

•	risk capital with respect to credit risk, market risk, interest rate risk and operational and business risk with respect to Woori Bank and Woori Card; and

•	operational and business risk with respect to our other subsidiaries.

Through our group-wide, standardized risk management system we allocate our risk capital:

•

with respect to credit risk on the basis of Woori Bank’s and Woori Card’s standardized credit risk management systems, which are based on Woori Bank’s CREPIA system as well as other portfolio credit models developed by third party vendors;

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

Our risk capital allocation as a percentage of available capital, on a non-consolidated basis, with respect to 2014 is as follows:

	Available capital(1)		Risk capital(2)		Risk appetite	Credit	Market	Interest rate	Operational	Insurance	Business	Correlation Effect	Buffer
	(in billions of Won, except percentages)
Woori Finance Holdings	￦	17,140	￦	12,442	72.6%	62.6%	5.0%	2.9%	6.1%	—	1.4%	5.5%	27.4%
Woori Bank		16,665		13,008	78.1	67.1	6.2	3.2	5.9	—	1.2	5.6	21.9
Woori Card		1,048		633	60.4	52.5	0.0	2.7	6.0	—	3.6	4.4	39.6
Woori Investment Bank		47		45	95.3	74.2	8.5	12.7	6.4	—	0.0	6.4	4.7

(1)	Estimates based on Tier I capital.
(2)	Includes credit risk of Woori Private Equity and operational risk of Woori FIS.

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

The following chart sets out our risk management governance structure as of the date of this annual report:

We operate a “double report” system with respect to our risk management procedures. Each of our subsidiary risk management units is required to submit risk management reports directly to the Group Risk Management Department. Through this internal reporting system, we are able to better ascertain and strengthen the monitoring of our subsidiaries’ risk management and are able to quickly address any deviation from our group-wide risk policies. From March 2010, following a group-wide review of our enterprise risk management procedures with outside consultants in 2009, we further supplemented our double report system by strengthening the role and independence of chief risk officers in our subsidiaries (including the appointment of dedicated chief risk officers in all of our subsidiaries) and expanding the role of subsidiary risk management units. Each subsidiary risk management unit is required to report directly to such subsidiary’s chief risk officer on all material risk management issues as well as following the procedures under the double report system.

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

Woori Bank has established a similar multi-tiered risk management governance structure for its own operations. Woori Bank’s Subsidiary Risk Management Committee is ultimately responsible for risk management for that subsidiary. It provides subsidiary board-level direction regarding risk management strategies and policies to the risk management bodies that are subordinate to it. Woori Bank’s Executive Risk Management Committee, which reports directly to Woori Bank’s Subsidiary Risk Management Committee and chief executive officer, implements the execution of these strategies and policies. The Executive Risk Management Committee works with various Woori Bank business units, including its risk management unit and its individual business units. The risk management unit directly implements and ensures compliance with Woori Bank’s risk policies and guidelines at an operational level. It monitors market risk and liquidity risk on a daily basis and credit risk and interest rate repricing gap risk on a monthly basis and makes quarterly reports to the Subsidiary Risk Management Committee and to the Group Risk Management Council.

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

We believe that an essential part of achieving our credit risk management objectives is utilizing a group-wide, standardized risk management system so that we can identify and manage the risks generated by our businesses using a standardized system. Each of Woori Bank and Woori Card is currently using a standardized credit risk management system based on Woori Bank’s centralized credit risk management system called the CREPIA system. CREPIA is a credit risk management system which combines credit risk management and the credit approval process on a transactional level with respect to individual borrowers and approval with respect to each individual loan or credit. The system quantifies credit risk with respect to corporate borrowers using a “mark-to-market” methodology, which reflects both the likelihood of a default by a borrower as well as the likelihood of a change in such borrower’s credit rating, and quantifies credit risk with respect to retail borrowers using a “default mode” methodology, which reflects the likelihood of a default by a borrower. We believe that CREPIA is a systematic and efficient credit evaluation system and that Woori Bank has expedited its loan review process and improved its ability to monitor and evaluate its overall risk profile by using this system. The main characteristics of CREPIA are as follows:

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

We also impose a credit risk limit for Woori Bank with respect to “large exposures.” We aim to avoid concentrations of exposure with respect to any single corporate borrower or affiliated group of corporate borrowers. Accordingly, we have established aggregate exposure limits based on Woori Bank’s capital adequacy levels and, with respect to individual corporate borrowers, established limits by dividing the “expected loss” with respect to companies affiliated with such corporate borrower with the “unexpected loss” (a measurement of credit risk) of such borrower and converting that into an exposure amount. We use this as the basis for our “large exposure” limits with respect to such corporate borrower.

We also impose a similar credit risk limit for Woori Bank and Woori Private Equity with respect to investment in private equity funds. Much like “large exposure” limits with respect to corporate borrowers, we aim to avoid concentrations of exposure with respect to any single private equity fund or affiliated group of funds. Accordingly, we have established aggregate investment limits based on the capital adequacy levels of Woori Bank and Woori Private Equity and, with respect to limits on each opportunity to invest, established limits depending on whether the target fund is an affiliate, or our participation or the participation by our subsidiaries is as a limited or general partner. We also impose a “principal investment” limit for investment activities that our subsidiaries undertake as a principal (as opposed to as an agent). The principal investment limit for each subsidiary is set as a certain percentage of the capitalization of such subsidiary.

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

Woori Bank has undertaken a number of initiatives to develop credit evaluation and loan approval procedures that are more systematic and efficient. We prefer to use credit rating systems in our credit evaluation and loan approval process because they:

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

Woori Bank operates a CREPIA credit evaluation system for corporate loans (including small- and medium-sized enterprise loans) and a consumer credit evaluation system for consumer loans.

Customers apply for loans by submitting a loan application through one of our subsidiaries’ branches. These applications are initially reviewed using the appropriate credit evaluation system and, in the case of applications for a small amount or involving applicants with little or no credit risk, are approved by the branch manager or a relationship manager acting in concert with a credit officer based on the credit risk rating they receive under that system. Applications for larger loans and loans which are determined to involve greater credit risk are approved by bodies with greater authority, depending on where those loans fall in a matrix of size, collateral and credit risk. These loan applications will be referred to a credit officer committee at an office located near the customer, which may or may not be at the subsidiary’s headquarters. Every credit officer committee is made up of credit officers from headquarters and has the same level of authority. Applications that cannot be approved by a credit officer committee are referred to a senior credit officer committee or the Loan Committee of the relevant subsidiary, depending on loan size, collateral and credit risk. The following table sets forth as an example the various Woori Bank committees and personnel involved in its credit evaluation and loan approval process:

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

Corporate Loan Approval Process

Woori Bank’s branches review corporate loan applications using a credit evaluation system for corporate borrowers. Each corporate credit evaluation system measures various quantitative and qualitative factors. The model used by the credit evaluation system to review an application depends, however, on certain characteristics of the potential borrower. Woori Bank’s credit risk management department, together with its large corporate loan department and small- and medium-sized enterprise loan department, has developed separate credit evaluation models for large corporate borrowers that are subject to external audit under the External Audit Act of Korea, large corporate borrowers that are not subject to external audit, medium-sized enterprises and SOHO borrowers that either have outstanding loans, or are applying for a loan, in excess of ￦1 billion. In general, each model uses scores from both a computerized evaluation of quantitative financial factors, such as cash flow and income, and more qualitative factors which are scored using judgments by the credit officer or officers reviewing the application to produce an overall credit risk rating. These credit evaluation systems provide our subsidiaries with tools to make consistent credit decisions and assist them in making risk-based pricing decisions. Woori Bank’s CREPIA system, depending on whether the borrower is audited by independent auditors and its size, produces two separate scores based on one of 14 rating models: one for quantitative current financial factors, which is weighted 60% in determining the CREPIA credit risk rating, and another for the more qualitative factors that the judgment of our credit officers plays a more significant part in determining, which is weighted 40%. The CREPIA credit risk rating estimates the probability that Woori Bank will recover extended credits and the likelihood that borrowers will default. Qualitative factors included in CREPIA include:

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

Woori Bank uses the same systems to evaluate and approve applications from small- and medium-sized enterprises that it uses to evaluate other corporate borrowers, but uses different credit evaluation models. Woori Bank’s credit evaluation models for small- and medium-sized enterprise customers, which are incorporated into the CREPIA system, use the same quantitative and qualitative factors that Woori Bank uses to evaluate other corporate customers. However, the small- and medium-sized enterprise models apply a 50% weighting to the score derived from quantitative factors and a 50% weighting to the score derived from the more flexible qualitative factors in determining the credit risk rating. Woori Bank also uses a separate credit evaluation model to evaluate newly opening small- and medium-sized enterprises that relies solely on qualitative factors. In addition, Woori Bank has adopted a separate credit evaluation system for SOHOs (such as pharmacies, clinics and restaurants) which either have outstanding loans, or are applying for a loan, of ￦1 billion or less that uses simpler credit evaluation models and resembles our application scoring system for new retail customers.

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

We have set credit limits for our corporate customers. Some of these limits, particularly those imposed by Korean banking regulations, apply to all of our subsidiaries, and are aimed at preventing loan concentrations relating to any single customer. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer or Major Shareholder.” In certain cases, our subsidiaries have introduced even stricter exposure limits than required by regulation, including additional limitations on providing credit to certain borrowers. Woori Bank has introduced and implemented internally developed large exposure limits that are stricter than the applicable Financial Services Commission requirements.

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

Consumer Loan Approval Process

The consumer loan department of Woori Bank evaluates and approves consumer loan applications using a dedicated consumer credit evaluation system. Woori Bank’s consumer credit evaluation system assigns a credit score to each application based on its evaluation of various factors. These factors include any loan and guarantee limits we have set for particular borrowers or groups of borrowers and our evaluation of their cash flows and credit profiles. The system gives each customer’s loan application a score from one to ten. Woori Bank also uses another scoring system based on the external ratings provided by the Korea Credit Bureau. Applications are classified as “automatically approved,” “automatically rejected” and “subject to further evaluation” based on a combination of the scores of these two systems. Woori Bank uses these systems to evaluate all new consumer loan applications, except for loans fully secured by deposits with Woori Bank.

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

We also evaluate any collateral to which a consumer loan application relates (which principally consists of residential properties) using the fair value of the underlying collateral appraised by Korea Investors Service as part of our loan approval process. Such appraisals are collated in the CREPIA system used by Woori Bank, and such information is updated periodically to reflect changes (such as any changes in credit scores of borrowers or the appraisal value of collateral). For example, Woori Bank automatically obtains re-evaluations for the underlying collateral for secured consumer loans and mortgages every month with respect to apartments. If the value of the collateral declines, we may have the ability to require that the borrower provide more collateral or to change the payment terms of the relevant loan.

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

Woori Card reviews each new card application for completeness, accuracy and creditworthiness. It bases this review on various factors that assess the applicant’s ability to repay borrowed amounts. The review process involves three stages:

•

Initial Application Process. Woori Card verifies basic information by requesting certain documents from the applicant, generally contacts the applicant directly (usually by telephone, although there are personal visits to some applicants) and statistically analyzes the applicant’s personal credit history together with financial and default information gathered from third-party sources and its internal database. The analysis considers various factors including employment, default status and historical relationships with Woori Bank and any delinquency history with other credit card companies. Woori Card also reviews information about an applicant obtained from external databases maintained by the Korea Federation of Banks and Nice Information Service Inc.

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

Loan Review and Monitoring

Woori Bank monitors credit risk with respect to its borrowers using its loan review system. Woori Bank has a loan review department that oversees its review and monitoring efforts. After a loan has been approved, the relevant materials or the results generated by Woori Bank’s credit evaluation system, together with any supporting data, are reviewed by an officer in that department. There are three types of reviews that Woori Bank’s loan review unit undertakes:

•

Desk review.  Desk reviews are the most common and are generally done within five days after a loan has been approved. Although the process is similar, different loans are automatically reviewed by Woori Bank based on the size of the loan. The loan review department will initiate a desk review of loans approved by a credit officer committee or the Loan Committee, for any corporate loan that exceeded ￦5 billion, any consumer loan that exceeded ￦1 billion, any loan to a housing applicant group that exceeded ￦5 billion or any loan where the loan terms were adjusted. For loans originating from a branch, the loan review department will randomly initiate a desk review for new domestic loans. For overseas loans, desk reviews are conducted for new loans (including credit limit increases) that exceed US$300,000. Ex post desk reviews are also conducted on consumer and corporate loans approved by a domestic branch manager for borrowers with aggregate unsecured loans that exceed ￦50 million or aggregate secured loans that exceed ￦300 million, and new consumer and corporate loans (including credit limit increases) that exceed US$30,000 approved by overseas branch managers.

•

Periodic review.  Periodic reviews are done on a quarterly, semi-annual or annual basis with respect to loans that are current and exceed ￦10 billion or with respect to borrowers who are on a “watch list” with respect to possible insolvency. Quarterly periodic reviews are done for certain corporate borrowers, depending on their size and the borrower’s industry.

•

Ad hoc review.  Ad hoc reviews can be done at any time. The head of the subsidiary risk management department or the chief executive officer or chief financial officer of Woori Bank can initiate ad hoc reviews. Loan review officers who are responsible for desk and periodic reviews also conduct ad hoc reviews.

Following a review, Woori Bank’s sales office may hold additional meetings with the borrower and adjust the loan amount or the borrower’s credit rating. The loan review department may also direct sales office personnel to institute early collections or to adjust a borrower’s credit rating, total exposure and asset portfolio without consulting the borrower. The loan review officer may request that the credit officer adjust a borrower’s credit ratings based on various factors, including asset quality, credit limits, applied interest rates and our credit policies. We also continually review other factors, such as industries in which borrowers operate and their domestic and overseas assets and operations, to ensure that our ratings are appropriate.

Woori Bank monitors and manages its exposures to and credit limits for corporations and chaebols on a daily basis. Woori Bank uses its Total Exposure Management System to make real-time inquiries regarding its exposures, either by company or by chaebol, and to manage the credit limits for all kinds of business transactions. Woori Bank monitors and analyzes these exposures on a monthly basis. Corporate borrowers on Woori Bank’s “watch list” are monitored more closely and with respect to additional aspects of their relationships with us. Woori Bank places borrowers on its watch list when it believes that any impediment on a borrower’s ability to meet its financial obligations exists or is pending. Woori Bank may also monitor newly extended credits or any additional credits extended to a previous borrower more frequently if it believes additional monitoring is necessary after reviewing the loan approval process. Credits outstanding to a particular industry or region that Woori Bank believes are higher risk are monitored even more frequently. Based on the results of such monitoring, the loan review department of Woori Bank provides monthly reports to its chief executive officer and its Subsidiary Risk Management Committee.

The consumer loan department of Woori Bank has the ability to conduct daily surveillance on the status of its retail borrowers through an on-line system established by the Korea Federation of Banks. This system, which tracks consumer loans at all major Korean banks and non-banking institutions, permits us to track all loan defaults by any borrower. We evaluate the need to monitor consumer loans by using our consumer credit evaluation system, including its behavioral scoring system, and make adjustments to the credit scoring formula based on the results of that process.

Woori Bank’s loan review department in its risk management unit is required to submit monthly loan review reports and quarterly deficiency reports to the chief executive officer and the head of the risk management unit of that subsidiary. The chief executive officer then provides feedback to the relevant sales offices of Woori Bank’s branches through its auditing team or relevant business unit. Based on these reports, we may, for example, stop lending to particular borrowers, change credit limits or modify our loan approval procedures. We do not monitor loans to certain borrowers, such as loans to government entities such as the KDIC or to companies in workout proceedings.

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

Early Warning Systems

Woori Bank and Woori Card have developed separate early warning systems that monitor the status of both commercial and retail borrowers and evaluate all of a customer’s outstanding credits. These systems monitor various factors, including the financial status, financial transaction status, industry rating and management status of borrowers. They enable our subsidiaries to find defaults and signs of potential delinquency in advance, monitor these problematic credits properly before any default or delayed payment occurs and keep track of information on the credit status of borrowers. Updated information is input as it becomes available, either automatically from internal and external sources or manually. This information includes data relating to:

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

Credit Remediation

We believe that by centralizing the management of our non-performing credits within each subsidiary we can implement uniform policies for non-performing credit resolution, pool institutional knowledge and create a more specialized (and therefore more efficient) work force. Each of our subsidiaries has one or more units that are responsible for managing non-performing loans. At Woori Bank, for example, the Credit Management and Collection Department and the Corporate Restructuring Department generally oversee the process for resolving non-performing loans transferred to them by other Woori Bank business units. When a loan becomes non-performing, the Credit Management and Collection Department and the Corporate Restructuring Department will begin a due diligence review of the borrower’s assets, send a notice demanding payment or stating that the unit will take legal action, and prepare for legal action. At the same time, we initiate our non-performing loan management process. Once we have confirmed the details of a non-performing loan, we make efforts to recover amounts owed to us. Methods for resolving non-performing loans include commencing collection proceedings or legal actions and writing off such loans, transferring them to subsidiaries in charge of collection and authorizing those subsidiaries to recover what they can. We have also disposed of a number of non-performing credits to KAMCO, UAMCO and various structured companies. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Non-Performing Loan Strategy.”

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

The Group Risk Management Committee monitors market risk both for the group and for each subsidiary individually. See “—Overview.” The Group Risk Management Committee has established a maximum “market risk appetite” for each subsidiary, which is defined as the risk capital of such subsidiary divided by its available capital. “Risk capital” is a benchmark figure that determines the VaR limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or PVBP) limits (for non-trading available-for-sale assets) for each subsidiary. Available capital generally consists of stockholder’s equity. Using this benchmark, as of December 31, 2013, we have established market risk limits with respect to Woori Bank as shown in the following table:

Trading Portfolio			Non-Trading Portfolio
Accumulated Loss Limit
VaR Limit	Quarter	Annual	PVBP Limit
(in billions of Won)
￦ 16.5	￦ 56.1	￦ 112.1	￦ 2.333

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

In addition, we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product. See “Item 5A. Operating Results—Critical Accounting Policies—Valuation of Financial Assets and Liabilities” and Notes 2-(9)-5), 3-(3) and 11 of the notes to our consolidated financial statements. For example, Woori Bank’s Risk Management Department reviews the existing pricing and valuation models on a regular basis, with a focus on their underlying modeling assumptions and restrictions, to assess the appropriateness of their continued use. In consultation with Woori Bank’s Trading Department, the Risk Management Department recommends potential valuation models to Woori Bank’s Fair Value Evaluation Committee. Upon approval by Woori Bank’s Fair Value Evaluation Committee, the selected valuation models are reported to its Risk Management Committee.

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

The following table shows our daily VaR for Woori Bank as of December 31, 2011, 2012 and 2013 at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk, foreign exchange risk and commodity risk relating to its trading activities.

	Interest Rate Risk	Equity Risk	Foreign Exchange Risk	Commodity Risk	Less Diversification	VaR for Overall Trading Activities
	(in millions of Won)
As of December 31, 2011	5,066	2,978	2,745	3	6,391	4,402
As of December 31, 2012	3,695	1,608	2,677	13	5,353	2,640
As of December 31, 2013	2,707	431	1,414	46	2,564	2,034

In 2013, the average, high, low and ending amounts of daily VaR for Woori Bank relating to its trading activities (at a 99% confidence level for a one-day holding period) were as follows:

	Trading activities VaR for 2013
	Average		Minimum		Maximum		As of December 31, 2013
	(in millions of Won)
Interest risk	￦	3,472	￦	2,391	￦	5,937	￦	2,707
Equity risk		1,049		420		2,434		431
Foreign exchange risk		1,549		1,033		2,775		1,414
Commodity risk		30		3		169		46

Total risk	￦	2,693	￦	1,927	￦	5,230	￦	2,034

Stress test. In addition to VaR, we perform stress testing to measure market risk. As VaR assumes normal market situations, we assess our market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that we take no action during a stress event to change the risk profile of a portfolio. The following table shows, for Woori Bank, the loss that would have occurred in its trading portfolio as of December 31, 2013 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%
	￦	9.8	￦	3.1	￦	0.7	￦	0.4	￦	2.1	￦	7.3

	(in billions of Won, except basis points)
Interest Rate Chart Basis point fluctuation amount		(60) basis Points		(40) basis points		(20) basis points		20 basis points		40 basis points		60 basis points
	￦	8.6	￦	6.3	￦	3.2	￦	(3.3)	￦	(6.5)	￦	(9.7)

Stop loss limits. Our Subsidiary Risk Management Committees also approves total accumulated loss limits, and the heads of the relevant trading departments at Woori Bank set their own stop loss limits with respect to particular types of transactions. Woori Bank has stop loss limits for various trading activities, including:

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

Interest Rate Risk

Interest rate risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As Woori Bank’s trading accounts are marked-to-market daily, Woori Bank manages its interest rate risk related to our trading accounts using market value-based tools such as VaR. See “—Asset and Liability Management—Interest Rate Risk.”

Equity Risk

Equity price risk and equity volatility risk result from Woori Bank’s equity portfolio, which consists mainly of futures contracts and options and Won-denominated equity securities, as a result of the strict limits we have imposed with respect to VaR and accumulated loss imposed by our Subsidiary Risk Management Committees within the overall limits imposed by the Group Risk Management Committee, stop loss limits set by the heads of the relevant trading departments Woori Bank, and stress test limits. Equity risk arises in the context of trading activities for our own accounts to realize short-term trading profits with respect to equity and trading activities involving certain derivatives transactions.

Foreign Exchange Risk

Foreign exchange risk arises because we have assets, liabilities and off-balance sheet items such as foreign exchange forwards and currency swaps that are denominated in non-Won currencies. The difference between each of our subsidiaries foreign currency assets and liabilities is offset against forward foreign exchange positions to obtain its net foreign currency open position. We then net the positions of our subsidiaries against each other to derive our net exposure. Each of our subsidiaries determines its maximum foreign exchange exposure for both trading and asset and liability management purposes by establishing a limit for this net foreign currency open position. Each Subsidiary Risk Management Committee also establishes VaR limits for the foreign exchange business of its respective subsidiary and exposure limits for the business units of that subsidiary.

Assets and liabilities denominated in U.S. dollars account for the majority of our foreign currency assets and liabilities. Those denominated in Japanese yen and the euro account for most of the remainder, the majority of which have been swapped into U.S. dollars.

Each of our subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Counterparties are restricted to domestic and foreign financial institutions and banks with respect to which our subsidiaries have established a foreign exchange dealing limit. Our subsidiaries deal primarily in the Won/U.S. dollar market and their dealings are subject to what we believe are conservative daily maximum and closing limits and stop loss limits. By way of illustration, the following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2013:

	Won/U.S. Dollar Dealing				Dealings in other currencies
	Headquarters				Headquarters				Overseas Branches
	Total		Individual		Total		Individual		Total		Individual
	(in millions of US$)
Open position
Daily maximum limit	US$	1,000	US$	200	US$	200	US$	50	US$	60	US$	15
Daily closing limit		200		50		100		20		30		6
Stop loss:
Daily		2		0.5		0.8		0.15		0.24		0.045
Monthly		3		0.8		2		0.5		0.6		0.15

The following table shows the non-consolidated net open positions of Woori Bank at the end of 2011, 2012 and 2013. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2011		2012		2013
Currency
U.S. dollar	US$	(64.4)	US$	(36.5)	US$	(57.8)
Japanese yen		7.6		(52.5)		(7.1)
Euro		(13.4)		(19.4)		(14.0)
Others		(25.3)		(16.5)		5.3

Total	US$	(95.5)	US$	(125.0)	US$	(73.6)

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

Woori Bank uses a standardized asset and liability management system for its Won- and foreign currency-denominated assets and liabilities. In addition, Woori Bank’s system also allows it to manage the assets and liabilities in its trust accounts. Prior to 2009, this system used roll-over modeling to mitigate the difficulty of predicting maturity with respect to customers’ purchases and cash advances and to calculate actual cash flow of customers based on pre-payment, extension of payments, delinquencies, bankruptcies and recoveries. As a part of a system-wide upgrade in 2009, we changed our methodology to determine interest rate VaR from the Hull-White model using Monte-Carlo simulation to the historical scenario method. In 2011, in anticipation of Basel III requirements, we further upgraded our standard asset and liability management system by developing modules to calculate and monitor our net coverage ratio and net stable funding ratio.

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

We measure interest rate risk for Won and foreign currency assets and liabilities, including derivatives and principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 37.9% of our total deposits in Won, excluding discontinued operations, as of December 31, 2013). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2013, excluding discontinued operations, 93.3% of those deposits had current maturities of one year or less. As of December 31, 2013, excluding discontinued operations, approximately 59.7% of our Won-denominated loans bore floating rates of interest, and 53.6% of those loans had current maturities of one year or less.

Interest rate gap analysis measures expected changes in net interest revenues by calculating the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and interest resetting date. Woori Bank performs interest rate gap analysis for Won and foreign currency-denominated assets and trust assets on a monthly basis. Woori Bank reports these results to the Group Risk Management Committee on a quarterly basis.

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

•

With respect to maturities of liabilities, for demand deposits with no fixed maturities, a portion of the demand deposits are recognized to have maturities of less than three months as calculated in accordance with Financial Services Commission guidelines.

Our Group Risk Management Committee’s interest rate risk limit for Woori Bank generally requires that its earnings at risk be within 10% of its estimated net interest income for a one-year period. We calculate VaR through our group-wide, standardized asset and liability management system, which uses the historical scenario method to simulate the current portfolio’s net asset value for a one-year holding period at a 99.9% confidence level.

The following tables show, for Woori Bank, on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2013:

	As of December 31, 2013
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	￦	9,111	￦	5,146	￦	8,679	￦	8,675	￦	20,539	￦	52,150
Market interest rate		93,721		23,901		6,959		11,238		8,108		143,927
Interest rate pegged to customer deposit		62		44		97		22		1		226

Total	￦	102,894	￦	29,091	￦	15,735	￦	19,935	￦	28,647	￦	196,303

Interest rate-sensitive liabilities
Free interest rate	￦	14,277	￦	4,492	￦	6,112	￦	10,001	￦	7,790	￦	42,672
Market interest rate		63,665		14,681		30,181		(1,001)		24,772		132,298

Total	￦	77,942	￦	19,174	￦	36,293	￦	8,999	￦	32,562	￦	174,970

Sensitivity gap		24,952		9,918		(20,557)		10,935		(3,915)		21,332
Cumulative gap		24,952		34,870		14,312		25,248		21,332		21,332
% of total assets(1)		11.5%		16.1%		6.6%		11.6%		9.8%		9.8%
Total assets in Won											￦	216,914

	As of December 31, 2013
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$, except percentages)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		12,594		1,858		27950				113		14,894
Interest rate pegged to customer deposit		0		0		0		0		0		0

Total	US$	12,594	US$	1,858	US$	279	US$	50	US$	113	US$	14,894

Interest rate-sensitive liabilities
Free interest rate	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Market interest rate		5,621		955		987		3,091		2,261		12,915

Total	US$	5,621	US$	955	US$	987	US$	3,091	US$	2,261	US$	12,915

Sensitivity gap		6,973		902		(709)		(3,040)		(2,148)		1,979
Cumulative gap		6,973		7,875		7,167		4,126		1,979		1,979
% of total assets(1)		27.4%		30.9%		28.1%		16.2%		7.8%		7.8%
Total assets in US$											US$	25,471

(1)	Represents the cumulative gap as a percentage of total assets.

Duration Gap Analysis. Woori Bank also performs a duration gap analysis to measure and manage its interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses only on accounting income and not on the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes.

For duration gap analysis, we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows, for Woori Bank, with respect to Won-denominated assets and liabilities, duration gaps and net asset value changes when the interest rate increases by one percentage point as of the specified dates:

Date	Interest- earning asset duration	Interest-bearing liability duration	Total asset/ liability duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2011	0.43	0.65	(0.17)	328
December 31, 2011	0.60	0.62	0.03	44
June 30, 2012	0.64	0.63	0.07	148
December 31, 2012	0.75	0.62	0.19	409
June 30, 2013	0.83	0.65	0.24	501
December 31, 2013	0.82	0.69	0.18	385

We set interest rate risk limits using the historical simulation method, which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The following table shows Woori Bank’s interest rate VaR with respect to its Won-denominated assets and liabilities for each of the quarters since the fourth quarter of 2012:

	Fourth Quarter 2012		First Quarter 2013		Second Quarter 2013		Third Quarter 2013		Fourth Quarter 2013
(in billions of Won, except percentages)
Interest rate VaR	￦	193.4	￦	189.2	￦	290.5	￦	390.4	￦	266.8
Volatility		—		—		—		—		—
Mean reversion		—		—		—		—		—

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

The following table shows the liquidity status and limits for Won accounts of Woori Bank on a non-consolidated basis as of December 31, 2013 in accordance with Financial Services Commission regulations:

1 month or less
(in billions of Won, except percentages)
Won Current Assets (A)	59,031
Cash and deposits	9,343
Securities	23,833
Loans	16,570
Other assets	5,359
Off-balance sheet derivatives	3,927
Won Current Liabilities (B)	48,887
Deposits	26,632
Borrowings	5,146
Debentures	410
Other liabilities	11,786
Off-balance sheet derivatives	4,913
Liquidity Gap	10,144
Won Liquidity Ratio (A/B)	120.7%
Limit	100%

The following table shows the liquidity status, on a cumulative basis, and limits for foreign currency accounts of Woori Bank on a non-consolidated basis as of December 31, 2013 in accordance with the Bank of Korea’s regulations:

	7 days or less		7 days – 1 month		1- 3 months
	(in millions of US$)
Foreign currency accounts:
Foreign currency assets	US$	12,035	US$	8,419	US$	8,709
Foreign currency liabilities		9,854		6,795		6,521
Maturity gap		2,181		1,624		2,188
Cumulative gap (A)		2,181		3,804		5,992
Total assets (B)		51,402		51,402		51,402
Liquidity gap ratio (A/B)		4.24%		7.40%		125.9	%(1)
Limits		(3)%		(10)%		85%

(1)	Liquidity ratio, calculated as foreign currency assets as a percentage of foreign currency liabilities.

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

The majority of our information technology systems are operated by our subsidiary, Woori FIS. We currently have a “mirror site” in operation with respect to Woori Bank which backs up transaction information on a real-time basis. We also have a “back-up site” in operation with respect to Woori Bank, which backs up transaction information on a daily basis. See “Item 3D. Risk Factors—Other risks relating to our business—We may experience disruptions, delays and other difficulties from our information technology systems.”

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

Fees and Payments from the Depositary to Us

In 2013, pursuant to an agreement with us, the depositary waived, or made payments to third parties of, approximately $15,116 (net of applicable taxes) in the aggregate in connection with proxy process expenses (including printing, postage and distribution expenses), contributions towards investor relations efforts (including investor relations agency fees) and other standard out-of-pocket maintenance costs relating to our American depositary receipt, or ADR, facility that were payable by us.

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADR facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2013 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management believes that, as of December 31, 2013, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2013.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that each of Hee-Yul Chai and Min Chang, our non-executive directors and members of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, principal financial officer and persons performing similar functions as well as to our outside directors and other officers and employees. Our code of ethics is available on our website at http://www.woorifg.com. If we amend the provisions of our code of ethics that apply to our chief executive officer and principal financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent registered public accountants, Deloitte Anjin LLC, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”), during the fiscal years ended December 31, 2012 and 2013:

	Year ended December 31,
	2012		2013
	(in millions of Won)
Audit fees	￦	5,841	￦	6,218
Audit-related fees		219		290
Tax fees		282		343
All other fees		64		27

Total fees	￦	6,406	￦	6,878

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

Our Audit Committee did not pre-approve any non-audit services under the de minimis exception of Rule 2-01(c)(7)(i)(C) of Regulation S-X as promulgated by the U.S. Securities and Exchange Commission.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the New York Stock Exchange and the U.S. Securities and Exchange Commission, we must comply with Rule 10A-3 under the Exchange Act, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. In reliance on the exemption in Rule 10A-3(b)(iv)(E), we have designated one member to our audit committee, Seong-Yeal Lim, who is an employee of the KDIC. The KDIC, which is controlled by the Korean government, is our controlling shareholder and, therefore, one of our affiliates. In our assessment, Mr. Lim acts independently in performing the responsibilities of an Audit Committee member under the Sarbanes-Oxley Act of 2002 and satisfies the other requirements of Rule 10A-3 under the Exchange Act.

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

NYSE Corporate Governance Standards	Woori Finance Holdings

Director independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as six of our seven directors are outside directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our outside directors hold quarterly meetings, which coincide with the quarterly Audit Committee meetings, to discuss matters relating to management issues. The Audit Committee is comprised of six outside directors.

Nomination/Corporate Governance Committee
A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	We have established a separate Outside Directors Recommendation Committee.

Compensation Committee

A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, NYSE listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship to the company that will materially affect that member’s duties to the compensation committee.

Additionally, the committee may obtain or retain the advice of a compensation adviser only after taking into consideration all factors relevant to determining that adviser’s independence from management.

We maintain a Business Development and Compensation Committee composed of four outside directors.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an Audit Committee comprised of six outside directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has six members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have one equity compensation plan, providing for the grant of stock options to officers and directors.

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

Number	Description
1.1	Articles of Incorporation of Woori Finance Holdings (translation in English).

2.1*	Form of Stock Certificate of Woori Finance Holdings’ common stock, par value ￦5,000 per share (translation in English).

2.2**	Form of Deposit Agreement among Woori Finance Holdings, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt.

4.1*	Memorandum of understanding between the KDIC and Woori Finance Holdings dated July 2, 2001, as amended.

4.2*	Memorandum of understanding between the KDIC and Hanvit Bank (since renamed Woori Bank) dated December 30, 2000, as amended.

4.3*	Memorandum of understanding between the KDIC and Kyongnam Bank dated December 30, 2000, as amended.

4.4*	Memorandum of understanding between the KDIC and Kwangju Bank dated December 30, 2000, as amended.

4.5*	Memorandum of understanding between Woori Finance Holdings and Hanvit Bank (since renamed Woori Bank) dated July 12, 2001, as amended.

4.5*	Memorandum of understanding between Woori Finance Holdings and Kyongnam Bank dated July 31, 2001, as amended.

Number	Description
4.5*	Memorandum of understanding between Woori Finance Holdings and Kwangju Bank dated July 31, 2001, as amended.

8.1***	List of subsidiaries of Woori Finance Holdings.

11.1****	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

*	Incorporated by reference to the exhibits to the Registration Statement on Form 20-F (File No. 001-31811), filed on September 25, 2003.
**	Incorporated by reference to exhibit (a) to the Registration Statement on Form F-6 (File No. 333-109106), filed on September 25, 2003.
***	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of the registrant included in this Annual Report.
****	Incorporated by reference to exhibits to the Annual Report on Form 20-F (File No. 001-31811), filed on June 30, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WOORI FINANCE HOLDINGS CO., LTD. (Registrant)

/s/ Soon-Woo Lee
(Signature)

Soon-Woo Lee
Chairman and Chief Executive Officer
(Name/Title)

Date: April 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Woori Finance Holdings Co., Ltd.:

We have audited the internal control over financial reporting of Woori Finance Holdings Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Group and our report dated April 30, 2014 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph related to the adoption of IFRS 10, Consolidated Financial Statements, and the translation of financial statement amounts into United States dollars for the convenience of readers in the United States of America.

/s/    DELOITTE ANJIN LLC

Seoul, Korea

April 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated statements of the financial position of Woori Finance Holdings Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2012 and 2013 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013 (all expressed in Korean Won). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Woori Finance Holdings Co., Ltd. and subsidiaries as of December 31, 2012 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

As discussed in Note 2 to the consolidated financial statements, the Group adopted IFRS 10 – Consolidated Financial Statements. The Group adopted IFRS 10 retrospectively and restated the Group’s comparative consolidated financial statements as of and for the year ended December 31, 2012 in accordance with the transition provisions of the standard.

Our audits also comprehended the translation of Korean Won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2014, expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/    DELOITTE ANJIN LLC

Seoul, Korea

April 30, 2014

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JANUARY 1, 2012 AND DECEMBER 31, 2012 AND 2013

	Korean Won			U.S. Dollars
	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
	(in millions)			(in thousands)
ASSETS
Cash and cash equivalents	6,417,964	5,778,390	5,477,649	5,190,609
Financial assets at fair value through profit or loss (Notes 4,6,7,11,17 and 25)	26,844,973	27,352,216	4,806,197	4,554,342
Available-for-sale financial assets (Notes 4,8,11,17 and 45)	19,698,348	18,888,923	17,085,448	16,190,133
Held-to-maturity financial assets (Notes 4,9,11 and 17)	20,036,128	18,684,801	12,038,820	11,407,960
Loans and receivables (Notes 4,6,10,11,17,31,44 and 45)	235,317,520	250,275,551	211,912,373	200,807,707
Investments in joint ventures and associates (Note 12)	928,233	1,037,930	617,570	585,208
Investment properties (Note 13)	498,999	491,685	340,620	322,771
Premises and equipment (Notes 14 and 17)	3,134,472	3,185,543	2,536,441	2,403,526
Intangible assets and goodwill (Note 15)	447,891	433,407	268,926	254,834
Assets held for sale (Note 16)	56,243	83,347	587	557
Current tax assets (Note 41)	57,512	38,667	143,101	135,603
Deferred tax assets (Note 41)	79,505	155,439	155,256	147,120
Derivative assets (Notes 4,11 and 25)	326,840	281,069	131,410	124,524
Other assets (Notes 18 and 45)	377,062	414,846	178,886	169,510
Disposal group held for sale (Note 46)	—	—	34,684,805	32,867,246
Disposal group held for distribution to owners (Note 47)	—	—	50,312,293	47,675,821

Total assets	314,221,690	327,101,814	340,690,382	322,837,471

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,19 and 25)	9,621,546	10,985,765	2,507,248	2,375,862
Deposits due to customers (Notes 4,11,20 and 45)	197,378,565	204,209,580	175,323,644	166,136,306
Borrowings (Notes 4,11 and 21)	34,667,740	33,479,716	18,231,511	17,276,141
Debentures (Notes 4,11 and 21)	29,265,833	27,959,969	21,677,674	20,541,717
Provisions (Notes 22,43 and 45)	892,308	863,658	684,799	648,914
Net defined benefit liability (Note 23)	119,704	166,296	71,602	67,850
Current tax liabilities (Note 41)	274,257	178,791	9,980	9,457
Deferred tax liabilities (Note 41)	270,033	134,481	49,105	46,532
Derivative liabilities (Notes 4,11 and 25)	33,493	38,000	1,785	1,691
Other financial liabilities (Notes 4,11,24,44 and 45)	19,023,665	25,544,410	19,914,947	18,871,361
Other liabilities (Notes 24 and 45)	570,038	508,072	411,278	389,727
Liabilities directly associated with disposal group held for sale (Note 46)	—	—	32,047,626	30,368,261
Liabilities directly associated with disposal group held for distribution to owners (Note 47)	—	—	46,882,414	44,425,674

Total liabilities	292,117,182	304,068,738	317,813,613	301,159,493

EQUITY
Owners’ equity:	17,555,085	18,695,919	17,847,633	16,912,379
Capital stock (Note 27)	4,030,077	4,030,077	4,030,077	3,818,892
Hybrid securities (Note 28)	309,010	498,407	498,407	472,289
Capital surplus (Note 27)	175,768	174,044	176,502	167,253
Other equity (Note 29)	563,074	112,013	(35,367)	(33,514)
Retained earnings (Notes 30 and 31)	12,477,156	13,881,378	13,112,690	12,425,557
Equity directly associated with disposal group held for sale (Note 29)	—	—	29,820	28,258
Equity directly associated with disposal group held for distribution to owners (Note 29)	—	—	35,504	33,644
Non-controlling interests	4,549,423	4,337,157	5,029,136	4,765,599

Total equity	22,104,508	23,033,076	22,876,769	21,677,978

Total liabilities and equity	314,221,690	327,101,814	340,690,382	322,837,471

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Korean Won			U.S. Dollars
	2011 (Restated)	2012 (Restated)	2013	2013
	(in millions, except per share data)			(in thousands, except per share data) (Note 2)
Interest income	11,095,303	10,891,241	9,493,383	8,995,908
Interest expense	(6,206,277)	(6,043,341)	(5,001,361)	(4,739,279)

Net interest income (Notes 33 and 45)	4,889,026	4,847,900	4,492,022	4,256,629
Fees and commissions income	1,625,329	1,686,885	1,565,224	1,483,202
Fees and commissions expense	(443,710)	(497,535)	(638,723)	(605,252)

Net fees and commissions income (Notes 34 and 45)	1,181,619	1,189,350	926,501	877,950
Dividend income (Note 35)	143,364	101,063	87,641	83,048
Net gain (loss) on financial instruments at fair value through profit or loss (Note 36)	136,637	(364,894)	123,900	117,407
Net gain (loss) on available-for-sale financial assets (Note 37)	1,026,933	533,148	(85,242)	(80,775)
Impairment loss due to credit loss (Notes 38 and 45)	(1,922,581)	(1,799,029)	(2,277,260)	(2,157,926)
Other net operating expenses (Notes 39 and 45)	(3,162,940)	(2,958,031)	(3,027,995)	(2,869,322)

Operating income	2,292,058	1,549,507	239,567	227,011
Share of profits (loss) of joint ventures and associates (Note 12)	(39,861)	44,515	(1,277)	(1,211)
Other non-operating income (Note 40)	89,649	43,898	49,377	46,787

Non-operating income	49,788	88,413	48,100	45,576
Net income before income tax expense	2,341,846	1,637,920	287,667	272,587
Income tax expense (Note 41)	(559,011)	(356,840)	(35,096)	(33,257)

Net income from continuing operations	1,782,835	1,281,080	252,571	239,330
Net income (loss) from discontinued operations (Notes 46 and 47)	668,480	566,599	(966,006)	(915,386)

Net income (loss)	2,451,315	1,847,679	(713,435)	(676,056)

Remeasurement of the net defined benefit liability	(18,035)	(51,297)	9,217	8,734

Items that will not be reclassified to profit or loss	(18,035)	(51,297)	9,217	8,734
Loss on available-for-sale financial assets	(374,877)	(349,481)	(50,953)	(48,282)
Share of other comprehensive income (loss) of joint ventures and associates	(37,602)	56,855	(6,375)	(6,041)
Loss on foreign currency translation of foreign operations	24,591	(107,509)	(59,824)	(56,690)
Gain (loss) on valuation of cash flow hedge	2,514	13,091	(2,412)	(2,285)

Items that may be reclassified to profit or loss	(385,374)	(387,044)	(119,564)	(113,298)
Other comprehensive loss, net of tax	(403,409)	(438,341)	(110,347)	(104,564)
Total comprehensive income (loss)	2,047,906	1,409,338	(823,782)	(780,620)

Net income (loss) attributable to:
Net income (loss) attributable to owners	2,153,826	1,633,341	(537,688)	(509,515)
Income from continuing operations	1,635,393	1,164,431	162,011	153,804
Income (loss) from discontinued operations	518,433	468,910	(699,699)	(663,319)
Net income (loss) attributable to non-controlling interests	297,489	214,338	(175,747)	(166,541)
Income from continuing operations	147,441	116,649	90,560	85,528
Income (loss) from discontinued operations	150,048	97,689	(266,307)	(252,069)
Total comprehensive income (loss) attributable to:
Comprehensive income (loss) attributable to owners	1,729,659	1,176,805	(623,695)	(591,012)
Comprehensive income (loss) attributable to non-controlling interests	318,248	232,533	(200,087)	(189,608)
Basic and diluted earnings (loss) from continuing and discontinued operations per share (Note 42)	2,670	1,993	(704)	(0.67)
Basic and diluted earnings from continuing operations per share (Note 42)	2,027	1,411	165	0.16
See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owner’s equity	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2011 (Reported)	4,030,077	—	180,105	1,002,019	10,489,339	15,701,540	4,563,214	20,264,754
Effect from the application of the amendment of IAS 19	—	—	—	(6,231)	6,231	—	—	—
January 1, 2011 (Restated)	4,030,077	—	180,105	995,788	10,495,570	15,701,540	4,563,214	20,264,754
Net income	—	—	—	—	2,153,826	2,153,826	297,489	2,451,315
Dividends	—	—	—	—	(201,503)	(201,503)	(36,687)	(238,190)
Paid in capital stock	—	—	(4,632)	—	—	(4,632)	355,418	350,786
Changes in equities of consolidated subsidiaries	—	—	295	—	—	295	(217)	78
Valuation of available-for-sale financial asset	—	—	—	(403,737)	—	(403,737)	28,860	(374,877)
Changes in equity of joint ventures and associates	—	—	—	(20,030)	—	(20,030)	(17,572)	(37,602)
Foreign currency translation	—	—	—	13,449	—	13,449	11,142	24,591
Cash flow hedge	—	—	—	3,149	—	3,149	(635)	2,514
Remeasurement of the net defined benefit liability				(16,998)	—	(16,998)	(1,037)	(18,035)
Changes in other equity	—	—	—	(8,428)	—	(8,428)	(16,340)	(24,768)
Changes in equity of non-controlling interests	—	—	—	—	—	—	22,292	22,292
Dividends to hybrid securities	—	—	—	—	(1,942)	(1,942)	(156,532)	(158,474)
Issuance of hybrid securities	—	309,010	—	—	—	309,010	—	309,010
Repayment of hybrid securities	—	—	—	(1)	—	(1)	(499,999)	(500,000)

December 31, 2011	4,030,077	309,010	175,768	563,192	12,445,951	17,523,998	4,549,396	22,073,394

January 1, 2012 (Reported)	4,030,077	309,010	175,768	563,192	12,445,951	17,523,998	4,549,396	22,073,394
Effect from the adoption of IFRS 10	—	—	—	(118)	31,205	31,087	27	31,114
January 1, 2012 (Restated)	4,030,077	309,010	175,768	563,074	12,477,156	17,555,085	4,549,423	22,104,508

Net income	—	—	—	—	1,633,341	1,633,341	214,338	1,847,679
Dividends	—	—	—	—	(201,503)	(201,503)	(40,842)	(242,345)
Changes in equities of consolidated subsidiaries	—	—	(1,724)	—	—	(1,724)	(220)	(1,944)
Valuation of available-for-sale financial assets	—	—	—	(334,185)	—	(334,185)	(15,296)	(349,481)
Changes in equity of joint ventures and associates	—	—	—	7,188	—	7,188	49,667	56,855
Foreign currency translation of foreign operations	—	—	—	(81,805)	—	(81,805)	(25,704)	(107,509)
Cash flow hedge	—	—	—	4,357	—	4,357	8,734	13,091
Remeasurement of the net defined benefit liability	—	—	—	(52,093)	—	(52,093)	796	(51,297)
Changes in other equity	—	—	—	5,197	—	5,197	3,105	8,302
Amortization of subsidiaries’ stock discount	—	—	—	280	(280)	—	—	—
Changes in non-controlling interests	—	—	—	—	—	—	(271,837)	(271,837)
Dividends to hybrid securities	—	—	—	—	(27,336)	(27,336)	(135,007)	(162,343)
Issuance of hybrid securities	—	189,397	—	—	—	189,397	—	189,397

December 31, 2012	4,030,077	498,407	174,044	112,013	13,881,378	18,695,919	4,337,157	23,033,076

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Capital stock	Hybrid securities	Capital surplus	Other Equity	Retained earnings	Equity directly associated with disposal group held for sale	Equity directly associated with disposal group held for distribution to owners	Owner’s equity	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2013	4,030,077	498,407	174,044	112,013	13,881,378	—	—	18,695,919	4,337,157	23,033,076
Net loss	—	—	—	—	(537,688)	—	—	(537,688)	(175,747)	(713,435)
Dividends	—	—	—	—	(201,503)	—	—	(201,503)	(21,319)	(222,822)
Changes in equities of consolidated subsidiaries	—	—	(259)	—	—	—	—	(259)	(280)	(539)
Changes in investments in consolidated subsidiaries	—	—	2,717	—	—	—	—	2,717	81,370	84,087
Valuation of available-for-sale financial assets	—	—	—	(33,782)	—	—	—	(33,782)	(17,171)	(50,953)
Changes in equity of joint ventures and associates	—	—	—	(6,375)	—	—	—	(6,375)	—	(6,375)
Foreign currency translation of foreign operations	—	—	—	(51,999)	—	—	—	(51,999)	(7,825)	(59,824)
Cash flow hedge	—	—	—	(765)	—	—	—	(765)	(1,647)	(2,412)
Remeasurement of the net defined benefit liability	—	—	—	6,915	—	—	—	6,915	2,302	9,217
Changes in other equity	—	—	—	3,852	—	—	—	3,852	1,612	5,464
Amortization of subsidiaries’ stock discount	—	—	—	98	(98)	—	—	—	—	—
Reclassification to disposal group held of sale or distribution to owners	—	—	—	(65,324)	—	29,820	35,504	—	—	—
Dividends to hybrid securities	—	—	—	—	(29,399)	—	—	(29,399)	(154,869)	(184,268)
Issuance of hybrid securities in consolidated subsidiaries	—	—	—	—	—	—	—	—	985,553	985,553

December 31, 2013	4,030,077	498,407	176,502	(35,367)	13,112,690	29,820	35,504	17,847,633	5,029,136	22,876,769

	(U.S. Dollars in thousands) (Note 2)
January 1, 2013	3,818,892	472,289	164,924	106,144	13,153,965	—	—	17,716,214	4,109,879	21,826,093
Net loss	—	—	—	—	(509,515)	—	—	(509,515)	(166,541)	(676,056)
Dividends	—	—	—	—	(190,945)	—	—	(190,945)	(20,201)	(211,146)
Changes in equities of consolidated subsidiaries	—	—	(245)	—	—	—	—	(245)	(266)	(511)
Changes in investments in consolidated subsidiaries	—	—	2,574	—	—	—	—	2,574	77,107	79,681
Valuation of available-for-sale financial assets	—	—	—	(32,010)	—	—	—	(32,010)	(16,272)	(48,282)
Changes in equity of joint ventures and associates	—	—	—	(6,041)	—	—	—	(6,041)	—	(6,041)
Foreign currency translation of foreign operations	—	—	—	(49,275)	—	—	—	(49,275)	(7,415)	(56,690)
Cash flow hedge	—	—	—	(724)	—	—	—	(724)	(1,561)	(2,285)
Remeasurement of the net defined benefit liability	—	—	—	6,553	—	—	—	6,553	2,181	8,734
Changes in other equity	—	—	—	3,650	—	—	—	3,650	1,528	5,178
Amortization of subsidiaries’ stock discount	—	—	—	91	(91)	—	—	—	—	—
Reclassification to disposal group held of sale or distribution to owners	—	—	—	(61,902)	—	28,258	33,644	—	—	—
Dividends to hybrid securities	—	—	—	—	(27,857)	—	—	(27,857)	(146,749)	(174,606)
Issuance of hybrid securities in consolidated subsidiaries	—	—	—	—	—	—	—	—	933,909	933,909

December 31, 2013	3,818,892	472,289	167,253	(33,514)	12,425,557	28,258	33,644	16,912,379	4,765,599	21,677,978

See accompanying notes to consolidated financial statements

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Korean Won			U.S. Dollars
	2011	2012	2013	2013
	(in millions)			(in thousands) (Note 2)
Cash flows from operating activities:
Net income (loss)	2,451,315	1,847,679	(713,435)	(676,056)
Adjustments:
Income tax expense	749,852	508,654	622,656	590,027
Interest income	(14,332,192)	(14,329,038)	(12,837,884)	(12,165,151)
Interest expense	7,780,451	7,784,699	6,622,744	6,275,698
Dividend income	(203,005)	(163,138)	(151,494)	(143,555)
Impairment loss due to credit loss	2,268,927	2,121,697	2,706,389	2,564,568
Loss on valuation of financial instruments at fair value through profit or loss	—	183,226	—	—
Loss on available-for-sale financial assets	—	—	95,729	90,713
Share of losses of investments in joint ventures and associates	39,738	5,354	43,488	41,209
Loss on foreign exchange translation	35,226	44,539	55,228	52,334
Loss on transaction of derivatives	5,641	24,461	37,074	35,131
Loss on valuation of derivatives	8,378	32,006	84,639	80,204
Loss on fair value hedged items	195,837	38,879	13,505	12,797
Provisions	59,260	81,385	85,732	81,239
Retirement benefits	129,375	143,626	167,910	159,111
Depreciation and amortization and others	273,607	291,033	300,453	284,709
Loss on disposal of investments in joint ventures and associates	40	19,807	4,946	4,687
Loss on disposal of premises and equipment and other assets	6,247	3,335	5,158	4,888
Impairment loss on premises and equipment and other assets	18,875	17,731	60,692	57,512
Impairment loss on disposal group held for sale and disposal group held for distribution to owners	—	—	833,766	790,075
Gain on valuation of financial instruments at fair value through profit or loss	(224,550)	—	(43,058)	(40,802)
Gain on available-for-sale financial assets	(1,072,877)	(568,806)	—	—
Gain on held-to-maturity financial assets	(82)	(10)	—	—
Share of profits of investments in joint ventures and associates	(56,438)	(74,021)	(64,005)	(60,651)
Gain on foreign exchange translation	(46,882)	(26,059)	(50,135)	(47,508)
Gain on transaction of derivatives	(233)	(4,496)	(14,830)	(14,053)
Gain on valuation of derivatives	(187,038)	(40,072)	(3,971)	(3,763)
Gain on fair value hedged items	(3,876)	(43,725)	(128,361)	(121,635)
Reversal of provisions	(8,350)	(25,069)	(10,972)	(10,397)
Gain on disposal of investments in joint ventures and associates	(61,071)	(28,627)	(19,974)	(18,927)
Gain on disposal of premises and equipment and other assets	(74,140)	(4,669)	(13,052)	(12,368)
Reversal of impairment loss on premises and equipment and other assets	(791)	(1,714)	(3,051)	(2,891)
Changes in operating assets and liabilities:
Decrease (increase) in financial instruments at fair value through profit or loss	(2,408,645)	673,750	2,413,710	2,287,226
Increase in loans and receivables	(17,933,322)	(16,844,065)	(17,106,848)	(16,210,412)
Decrease (increase) in other assets	(2,529,458)	(57,619)	54,493	51,637
Increase in deposits due to customers	10,455,304	6,371,038	9,705,237	9,196,662
Increase (decrease) in provision for guarantee and loan commitment	12,921	(79,096)	(98,270)	(93,120)
Increase (decrease) in net defined benefit liability	(142,289)	(163,820)	(158,487)	(150,182)
Increase (decrease) in other financial liabilities	6,829,024	6,159,641	(1,147,373)	(1,087,248)
Increase (decrease) in other liabilities	174,424	(17,454)	38,359	36,349

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Korean Won			U.S. Dollars
	2011	2012	2013	2013
	(in millions)			(in thousands) (Note 2)
Cash received from (paid for) operating activities:
Interest income received	14,236,276	14,300,812	12,918,030	12,241,097
Interest expense paid	(7,170,272)	(7,814,374)	(6,974,736)	(6,609,245)
Dividends received	203,005	156,476	151,051	143,136
Income tax paid	(549,333)	(667,993)	(479,002)	(453,901)

Net cash used in operating activities	(1,071,121)	(144,037)	(2,997,949)	(2,840,857)

Cash flows from investing activities:
Disposal of available-for-sale financial assets	11,319,306	26,003,872	26,449,831	25,063,803
Redemption of held-to-maturity financial assets	6,595,952	11,264,656	6,768,916	6,414,210
Disposal of investments in joint ventures and associates	167,701	140,871	106,438	100,860
Disposal of investment properties	130,501	—	6,583	6,238
Disposal of premises and equipment	31,962	15,545	18,478	17,510
Disposal of intangible assets	3,270	3,199	8,660	8,206
Disposal of assets held for sale	109,168	15,860	54,611	51,749
Net decrease of derivatives for risk hedge	—	43,965	14,632	13,865
Acquisition of available-for-sale financial assets	(8,360,550)	(24,796,959)	(29,152,120)	(27,624,486)
Acquisition of held-to-maturity financial assets	(6,826,232)	(9,913,276)	(4,250,044)	(4,027,333)
Acquisition of investments in joint ventures and associates	(311,805)	(97,819)	(144,644)	(137,064)
Acquisition of investment properties	(1,356)	(2,724)	(513)	(486)
Acquisition of premises and equipment	(232,456)	(252,470)	(159,437)	(151,082)
Acquisition of intangible assets	(211,778)	(72,598)	(107,092)	(101,480)
Acquisition of assets held for sale	—	—	(7,266)	(6,885)

Net cash provided by (used in) investing activities	2,413,683	2,352,122	(392,967)	(372,375)

Cash flows from financing activities:
Net increase in borrowings	401,121	—	3,113,963	2,950,785
Issuance of debentures	6,942,404	8,945,192	10,501,447	9,951,148
Issuance of hybrid securities	309,010	189,397	—	—
Increase of paid in capital in subsidiaries	—	—	80,273	76,067
Issuance of hybrid securities in subsidiaries	—	—	985,553	933,908
Net decrease of derivatives for risk hedge	10,113	—	—	—
Other increase in non-controlling interests, net	189,728	—	—	—
Net decrease in borrowings	—	(1,186,507)	—	—
Payment of debentures	(6,975,522)	(10,257,246)	(10,084,216)	(9,555,781)
Dividends paid	(201,503)	(201,503)	(201,503)	(190,944)
Dividends paid on hybrid securities	—	(26,629)	(29,398)	(27,857)
Dividends paid on hybrid securities of subsidiaries	—	(115,165)	(147,498)	(139,769)
Repayment of hybrid securities of subsidiaries	(500,000)	—	—	—
Other decrease in non-controlling interests, net	—	(23,978)	(38,643)	(36,618)

Net cash provided by (used in) financing activities	175,351	(2,676,439)	4,179,978	3,960,938

Net increase (decrease) in cash and cash equivalents	1,517,913	(468,354)	789,062	747,706
Cash and cash equivalents, beginning of the period	4,871,109	6,417,964	5,778,390	5,475,590
Effects of exchange rate changes on cash and cash equivalents	28,101	(171,220)	(94,993)	(90,015)

Cash and cash equivalents, end of the period	6,417,123	5,778,390	6,472,459	6,133,281

Cash and cash equivalents directly associated with disposal group held for sale	—	—	(303,202)	(287,314)
Cash and cash equivalents directly associated with disposal group held for distribution to owners	—	—	(691,608)	(655,366)

Cash and cash equivalents on consolidated statement of financial position	6,417,123	5,778,390	5,477,649	5,190,601

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

1. General

(1)	Woori Finance Holdings Co., Ltd.

Woori Financial Holdings Co., Ltd.(hereinafter referred to “Woori Finance Holdings” or the “Parent company”), which is a controlling entity of Woori Financial Group, in accordance with International Financial Reporting Standards (“IFRS”) 10—Consolidated Financial Statements, was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea (merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Parent company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, as of December 31, 2013 the Parent company owns 13 subsidiaries including Woori Bank and 160 2nd-tier subsidiaries including Woori Credit Information Co., Ltd.

Upon its incorporation, the Parent company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share) issued. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, the Parent company’s stock amounts to 4,030,077 million Won, consisting of 806,015,340 common shares issued, as of December 31, 2013. KDIC owns 459,198,609 shares out of total outstanding shares, representing 56.97% ownership of the Group.

On June 24, 2002, the Parent company listed its common shares on the Korea Exchange. On September 29, 2003, the Parent company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

The consolidated financial statements were authorized for filing on April 30, 2014 by the management of the Group.

(2)	The consolidated financial statements for the Group includes the following subsidiaries:

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2012	December 31, 2013
Woori Finance Holdings Co., Ltd.:
Woori Bank	Banking	100.0	100.0
Kyongnam Bank	”	100.0	100.0
Kwangju Bank	”	100.0	100.0
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0
Woori F&I	Finance	100.0	100.0
Woori Investment &Securities(*1)	”	37.9	37.9
Woori Asset Management	”	100.0	100.0
Woori Private Equity Co., Ltd.	”	100.0	100.0
Woori Financial	”	52.0	52.0
Woori FG Savings Bank	”	100.0	100.0
Woori Finance Research Institute	Other service business	100.0	100.0
Woori Card Co., Ltd.(*9)	Finance	—	100.0
Woori Finance Holdings Co., Ltd. and Woori Private Equity Co., Ltd.:
Woori Investment Bank(*10)	Other credit finance business	41.4	42.8
Woori Bank:
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0
Woori America Bank	Finance	100.0	100.0
Woori Global Market Asia Limited	”	100.0	100.0
Woori Bank (China) Limited	”	100.0	100.0
ZAO Woori Bank	”	100.0	100.0
PT. Bank Woori Indonesia	”	95.2	95.2
Woori Brazil Bank	”	100.0	100.0
Korea BTL Infrastructure Fund	”	100.0	100.0
Woori Fund Service Co., Ltd.	”	100.0	100.0
Kumho Trust First Co., Ltd.(*5)	Asset securitization	0.0	0.0
Asiana Saigon Inc.(*5)	”	0.0	0.0
An-Dong Raja First Co., Ltd.(*5)	”	0.0	0.0
Consus Eighth Co., LLC(*5)	”	0.0	0.0
KAMCO Value Recreation First Securitization Specialty Co., Ltd.(*5)	”	15.0	15.0
Woori IB Global Bond Co., Ltd.(*5)	”	0.0	0.0
IB Global First Inc.(*5)(*8)	”	0.0	—
Hermes STX Co., Ltd.(*5)	”	0.0	0.0
BWL First Co., LLC(*5)	”	0.0	0.0
Woori Poongsan Co., Ltd.(*5)	”	0.0	0.0
Pyeongtaek Ocean Sand Inc.(*5)	”	0.0	0.0
W synergy First Co., Ltd.(*5)	”	—	0.0
Deogi Dream Fourth Co., Ltd.(*5)	”	0.0	0.0
Guam Emrald Ocean View Inc.(*5)	”	0.0	0.0
Jeonju Iwon Ltd.(*5)	”	0.0	0.0
Wonju I-one Inc.(*5)	”	0.0	0.0
Heitz Third Co., Ltd.(*5)	”	0.0	0.0
Principle Guaranteed Trust(*6)	Trust	0.0	0.0
Principle and Interest Guaranteed Trust(*6)	”	0.0	0.0
Kyongnam Bank:
Consus Sixth Co., LLC(*5)	Asset securitization	0.0	0.0
Principle Guaranteed Trust(*6)	Trust	0.0	0.0
Principle and Interest Guaranteed Trust(*6)	”	0.0	0.0
Kwangju Bank:
Hybrid First Specialty Inc.(*5)	Asset securitization	0.0	0.0
KAMCO Value Recreation Second Securitization Specialty Inc.(*5)	”	15.0	15.0
Principle Guaranteed Trust(*6)	Trust	0.0	0.0
Principle and Interest Guaranteed Trust(*6)	”	0.0	0.0

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2012	December 31, 2013
Woori F&I Co., Ltd.:
Woori AMC Co., Ltd.	Other financial business	100.0	100.0
Woori F&I Seventh Asset Securitization Specialty	Asset securitization	100.0	100.0
Woori F&I Tenth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Eleventh Asset Securitization Specialty(*4)	”	100.0	—
Woori F&I Thirteenth Asset Securitization Specialty	”	94.6	94.6
Woori SB Tenth Asset Securitization Specialty	”	50.0+1 share	50.0+1 share
Woori F&I Sixteenth Asset Securitization Specialty	”	100.0	100.0
Woori EA Third Asset Securitization Specialty	”	70.0	70.0
Woori EA Fourth Asset Securitization Specialty(*4)	”	70.0	—
Woori EA Fifth Asset Securitization Specialty	”	70.0	70.0
Woori F&I Seventeenth Asset Securitization Specialty	”	100.0	100.0
Woori EA Eighth Asset Securitization Specialty	”	51.0	51.0
WR Investment America, LLC	Administration of NPL	100.0	100.0
Woori F&I Eighteenth Asset Securitization Specialty	Asset securitization	100.0	100.0
Woori EA Tenth Asset Securitization Specialty	”	51.0	51.0
Woori F&I Nineteenth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twentieth Asset Securitization Specialty	”	60.0	60.0
Woori F&I Twenty first Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty second Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty third Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty fourth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty fifth Asset Securitization Specialty	”	100.0	100.0
Woori EA Twelfth Asset Securitization Specialty	”	70.0	70.0
Woori EA Thirteenth Asset Securitization Specialty	”	70.0	70.0
Woori EA Fourteenth Asset Securitization Specialty	”	70.0	70.0
Woori EA Fifteenth Asset Securitization Specialty	”	70.0	70.0
Woori EA Eighteenth Asset Securitization Specialty	”	67.0	67.0
Woori F&I Twenty sixth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty seventh Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty eighth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty ninth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Thirtieth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Thirty first Asset Securitization Specialty	”	100.0	100.0
Woori F&I Thirty second Asset Securitization Specialty(*2)	”	—	100.0
Woori F&I Thirty third Asset Securitization Specialty(*2)	”	—	100.0
Woori F&I Thirty fourth Asset Securitization Specialty(*2)	”	—	100.0
Woori F&I Thirty fifth Asset Securitization Specialty(*2)	”	—	100.0
Woori F&I Thirty sixth Asset Securitization Specialty(*2)	”	—	100.0
Woori F&I Thirty seventh Asset Securitization Specialty(*2)	”	—	100.0
Woori F&I Thirty eighth Asset Securitization Specialty(*2)	”	—	100.0
Woori F&I Thirty ninth Asset Securitization Specialty(*2)	”	—	100.0
Woori F&I Fortieth Asset Securitization Specialty(*2)	”	—	100.0
FS 1312 Asset Securitization Specialty(*2)	”	—	100.0
Woori Investment & Securities Co., Ltd.:
Woori Futures Co., Ltd.	Futures trading	100.0	100.0
Woori Investment Asia PTE, Ltd.	Investments	100.0	100.0
Woori Absolute Global Opportunity Fund	Securities investments	100.0	100.0
LG Investments Holding B.V.	”	100.0	100.0
Woori Investment Securities (H.K.) Ltd	Securities business	100.0	100.0
Woori Investment Securities Int’l Ltd.	Securities investments	100.0	100.0
Woori Investment Securities America, Inc.	”	100.0	100.0
Woori CBV Securities Corporation(*1)	Securities business	49.0	49.0
MARS First Private Equity Fund(*4)	Other financial business	52.9	—
MARS Second Private Equity Fund(*1)	”	8.9	8.9
Woori Absolute Partners PTE, Ltd.	Securities investments	100.0	100.0
Woori Korindo Securities Indonesia	”	60.0	60.0
Woori Absolute Return Investment Strategies Fund	”	100.0	100.0

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2012	December 31, 2013
KoFC Woori Growth Champ Private Equity Fund(*3)	Other financial business	27.3	27.3
Woori Investment advisory Co., Ltd. (Beijing)	Securities investments	95.1	95.1
KAMCO Value Recreation Ninth Securitization Specialty Co., Ltd.(*4)	Asset securitization	15.0	—
IBS eleventh Co., Ltd.(*5)	”	—	0.0
Alphen Rose Second Co., Ltd.(*5)	”	—	0.0
Principle Guaranteed Trust(*6)	Trust	0.0	0.0
Woori Private Equity Co., Ltd.:
Woori Private Equity Fund	Other financial business	61.0	61.0
Woori Private Equity Fund:
Woori EL Co., Ltd.	Other financial business	100.0	100.0
KoFC Woori Growth Champ Private Equity Fund:
Woori Giant First Co., Ltd.	Asset securitization	100.0	100.0
MARS First:
MARS INS First, Ltd.(*4)	Other financial business	100.0	—
Woori Investment Bank:
HUB First Co., Ltd.(*5)	Asset securitization	0.0	0.0
HUB Second Co., Ltd.(*5)	”	0.0	0.0
HUB Third Co., Ltd.(*5)	”	0.0	0.0
Two Eagles KIB LLC	Other service business	100.0	100.0
Woori Private Equity Co., Ltd. and TWO Eagles KIB LLC:
Two Eagles LLC	Other service business	55.0	55.0
Woori PE and My Asset Manhattan Private REIT First Sahn Eagles LLC	Other financial business	60.0	60.0
Woori, Kyongnam, Kwangju Bank, Woori Investment & Securities Co., Ltd. and Woori Investment Bank:
Woori Partner Plus Private Equity Securities Fourth and 58 beneficiary certificates for the rest(*7)	Beneficiary certificates	—	—

(*1)	Woori Investment & Securities is consolidated since the Group has de facto control. De facto control is established through the Group’s 37.9% voting rights at the shareholders’ meetings which historically represented more than 50% of the present shareholders’ votes at these meetings. As a result, the Group has the power to appoint or remove the majority of the members of the board of directors and controls Woori Investment & Securities through the board. Similarly, the Group has de facto control over Woori CBV Securities Corporation and acts as a principal as the general partner of MARS Second Private Equity Fund and therefore these entities are consolidated by the Group.
(*2)	Consolidated due to the fact that the Group acquired more than 50% of ownership of the entities during the year ended December 31, 2013.
(*3)	KoFC Woori Growth Champ Private Equity Fund (the “Fund”) was consolidated as Woori Investment & Securities, the general partner of the Fund, has controlling power over the Fund as there are no substantive kick out rights held by other investors and more than an insignificant investment in the Fund.
(*4)	Deconsolidated since the entity has been liquidated during the year ended December 31, 2013.
(*5)	The entity is a structured entity that was established for securitization of financial assets. It is determined that the Group controls the entity after considering facts and circumstances, such as the Group’s power over the entity’s related business activities, the Group’s exposure to variable returns from the its involvement with the entity, and the Group’s ability to affect the returns through its power over the entity.
(*6)	The entity is a money trust that was established in accordance with the Trust Business Act. It is determined that the Group controls the trust after considering facts and circumstances, such as the Group’s power over the trust’s related business activities, the Group’s exposure to variable returns from the its involvement with the trust, and the Group’s ability to affect the returns through its power over the trust.
(*7)	The entity is a structured entity that was established for the purpose of investments in securities. It is determined that the Group controls the entity after considering facts and circumstances, such as the Group’s power over the entity’s related business activities, the Group’s exposure to variable returns from the its involvement with the entity, and the Group’s ability to affect the returns through its power over the entity.

(*8)	IB Global First Inc. was deconsolidated due to the termination of the contract which imposed most of the risk in operating the special purpose company.
(*9)	Woori Card Co., Ltd. became a wholly owned subsidiary of the Group through the spin-off of credit card division of Woori Bank.
(*10)	Woori Investment Bank, (previously, “Kumho Investment Bank”) which was previously a consolidated subsidiary of Woori Private Equity, became a direct subsidiary of the Parent company during 2013 through participating in the additional capital increase. Since the Group has power to govern the financial and operating policies of the entity through the board of directors and shareholders’ meeting, thus it was determined that the Group has de facto control over the entity.

(3)	The entities owned by the Group over 50% but not consolidated as of December 31, 2012 and 2013, respectively, are as follows:

Companies	Location	Main business	Percentage of ownership (%)
Golden Bridge Sidus FNH video(*)	Korea	Securities investments	58.8
Golden Bridge NHN Online Private Equity Investment(*)	Korea	”	60.0
Heungkuk High Class Private Investment Trust 377th(*)	Korea	”	51.3

(*)	The Group owns the majority ownership of these structured entities, but has no power on the investees’ relevant activities. As a result, it is determined that the Group has no control over the structured entities.

(4)	The summarized financial information before the elimination of intercompany transactions of the main subsidiaries are as follows. The financial information were prepared under IFRS. (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2012
	Assets	Liabilities	Operating Income	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	248,546,643	229,951,702	21,635,108	1,496,246	1,040,613
Kyongnam Bank	28,945,769	26,976,680	1,800,025	180,716	185,645
Kwangju Bank	18,626,090	17,309,578	1,164,474	136,841	133,687
Woori FIS	334,878	293,610	308,325	(5,164)	(4,456)
Woori F&I	1,748,298	1,468,673	154,367	46,202	44,511
Woori Investment & Securities	24,848,800	21,395,165	3,500,422	122,520	100,564
Woori Asset Management	80,095	16,269	31,845	979	981
Woori PE	1,559,356	1,503,421	213,360	2,919	2,880
Woori Financial	3,537,592	3,165,522	347,411	53,744	53,434
Woori FG Savings Bank	1,598,619	1,442,376	82,742	(19,772)	(20,834)
Woori Finance Research Institute	4,156	1,562	—	(407)	(407)

	As of and for the year ended December 31, 2013
	Assets	Liabilities	Operating Income	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	249,984,771	231,634,440	18,391,736	465,266	402,180
Kyongnam Bank	31,714,227	29,453,944	1,698,639	130,181	126,871
Kwangju Bank	18,872,965	17,428,695	1,007,156	61,030	67,873
Woori FIS	332,223	294,588	311,660	(2,054)	(3,634)
Woori F&I	1,641,240	1,335,712	184,406	49,115	48,878
Woori Investment & Securities	29,981,804	26,534,352	4,027,395	47,975	14,508
Woori Asset Management	85,169	17,205	31,527	4,179	4,137
Woori PE	89,945	49,135	5,008	1,776	1,691
Woori Financial	3,939,851	3,527,585	338,010	54,143	52,876
Woori FG Savings Bank	822,887	699,287	84,875	(33,515)	(32,644)
Woori Finance Research Institute	3,739	540	6,656	611	689
Woori Card	4,679,202	3,575,328	800,352	47,998	53,875
Woori Investment Bank	867,279	798,660	141,320	(96,649)	(95,596)

(5)	Structured entities

The Group is involved with structured entities, mainly through securitization of financial assets, investment fund, and money trust.

The Group arrangements that involve structured entities are authorized properly when they are established to ensure appropriate purpose and governance. The activities of structured entities administered by the Group are closely monitored by its management. The Group has involvement with both consolidated and unconsolidated structured entities, which may be established by the Group or by a third party.

Structured entities are assessed for consolidation in accordance with the accounting policy set out in Note 2. (2)

Consolidated structured entities

•	Securitizations

The Group uses structured entities to securitize loan and receivables, corporate bonds, and other financial assets that it has originated or acquired in order to diversify its source of funding for asset origination and capital efficiency purposes. In turn, the structured entities issue asset backed securities collateralized by the transferred financial assets. In these securitizations, various classes of debt securities are issued to the Group and third parties, and the structured entities have mainly issued subordinated notes to the Group, an assets transferor. The subordinated notes are designed to absorb potentially could be significant to the structured entities. These structured entities are generally consolidated when the Group has the power to direct the relevant activities of the entities and exposed to or have rights to variable returns from the entities. In addition, the Group involves with structured entities which are established by third parties mainly for securitization through provision of liquidity facilities including financial guarantees, which are designed to provide credit support to the entities, or investing in securities issued by structured entities or providing financing to structured entities through loans.

•	Investment funds

The Group has established a number of money market and non-money market funds where it is deemed to be acting as principal rather than agent its role as investment manager, the Group controls and hence consolidate these funds. Also the Group is deemed to control a number of third-party managed funds through its involvement as a principal in the funds.

•	Money trusts under the Trust Business Act

The Group has consolidated its guaranteed money trusts due to its provision of financial guarantee for investors over principal and interest or principal only. Thus, the Group may be obliged to supplement when the principal or interest of the money trusts is short of the guaranteed amount.

Unconsolidated structured entities

The term ‘unconsolidated structured entities” refers to all structured entities, including asset securitization vehicles, special purpose entities for structured finance, investment funds, and private equity funds, etc., that are not controlled by the Group. The Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions and for specific investment opportunities.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized as of and for the year ended December 31, 2013 are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	46,802,368	29,994,406	13,346,997
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	1,364,866	3,178,522	1,719,104
Loans and receivables	157,638	2,949,141	3,613
Financial assets at fair value through profit or loss	344,555	—	—
Available-for-sale financial assets	304,999	178,713	1,177,660
Held-to-maturity financial assets	557,579	—	—
Investments in joint ventures and associates	—	—	537,831
Derivative assets	95	50,668	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	19,622	1,321	12
Other liabilities (including provisions)	19,622	1,321	12
The Maximum exposure to risks	3,637,323	3,931,181	1,780,019
Investments	1,364,772	3,127,854	1,719,105
Purchase agreements	799,180	—	—
Credit facilities	1,337,881	367,531	54,600
Other agreements	135,490	435,796	6,314
Loss recognized on unconsolidated structured entities	(3,576)	(69,078)	(24,760)

(6)	The details of limitations with regard to the transfer of assets or the redemption of liabilities within the Group are given below:

Some subsidiaries and affiliates are regulated by the rules and regulations of each jurisdiction, in which they have been incorporated, with regard to funding or management of customer deposits. In addition, there may be potential restrictions that they should have pre-approvals from their regulators in case of remittance of earnings to their parent companies.

(7)	The non-controlling interests of those subsidiaries of which non-controlling shareholders are significant are as follows (Unit: Korean Won in millions):

1) Accumulated non-controlling interests at the end of the period for operating subsidiaries:

	December 31, 2011	December 31, 2012	December 31, 2013
Woori Investment & Securities	2,220,009	2,261,540	1,925,263
Woori Financial	120,233	169,179	188,464
Woori Investment Bank	27,880	10,057	42,818

2) Net income (loss) attributable to non-controlling interests for operating subsidiaries:

	For the year ended December 31, 2012	For the year ended December 31, 2012	For the year ended December 31, 2013
Woori Investment & Securities	109,253	55,905	(313,928)
Woori Financial	24,547	30,430	28,925
Woori Investment Bank	(30,084)	(26,730)	(56,408)

3) Dividends to non-controlling interests for operating subsidiaries:

	For the year ended December 31, 2012	For the year ended December 31, 2012	For the year ended December 31, 2013
Woori Investment & Securities	32,096	33,513	15,115
Woori Financial	4,591	7,329	6,084

4) As at the end of 2011, 2012 and 2013, hybrid securities that have been issued by bank subsidiaries, including Woori Bank, Kwangju Bank and Kyongnam Bank, were included in non-controlling interest in the consolidated statement of financial position and amounts to 1,884,803 million Won, 1,884,803 million Won, and 2,870,361 million Won, respectively. In addition, the Group has paid out dividend, amounting to 156,531 million Won, 135,006 million won and 154,868 million won for the year ended December 31, 2011, 2012 and 2013, to the holders of the hybrid securities.

2. Significant Basis of Preparation and Accounting Policies

(1) Basis of presentation

The Group has adopted International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the annual periods beginning on January 1, 2011.

The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar” or “US$” or “USD”) amounts are provided herein as supplementary information solely for the convenience of readers outside Korea. Korean Won amounts are expressed in U.S. Dollars at the rate of 1,055.3 Korean Won to US$1.00, the noon buying exchange rate in effect on December 31, 2013, as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. Dollars should not be construed as representations that Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The Group’s consolidated financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

1) The Group has newly adopted the following new standards that affected the Group’s accounting policies.

Amendments to IAS 1—Presentation of Financial Statements

The amendments of IAS 1 relate to the separate presentation of other comprehensive income items that would not be reclassified as net income subsequently or would be reclassified as net income under specific circumstances. The amendments have effect on the presentation of consolidated financial statements and no effect on the financial position and financial performance. The Group applied the amendments retrospectively and restated the comparative consolidated financial statements accordingly.

Amendments to IAS 19—Employee Benefits

The amendments to IAS 19 (as revised in 2011) require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and the accelerate the recognition of past service costs. All actuarial gains and losses are recognized immediately through other comprehensive income (the option to recognize actuarial gains and losses in profit or loss has also been removed). Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a ‘net interest’ amount under IAS 19, which is calculated by applying the discount rate to the net defined benefit liability or asset. The amendments to IAS 19 also require the recognition of past service cost as an expense at the earlier date of (a) when the plan amendment or curtailment occurs and (b) when the Group recognizes related restructuring costs or termination benefits.

The Group applied the amendments retrospectively and restated the comparative consolidated financial statements. As a result, as at January 1, 2012, the retrospective application of the accumulated impact resulted in the decrease of other equity by 6,231 million Won and the increase of retained earnings by 6,231 million won on the consolidated statement of financial position. In addition, other equity decreased by 16,998 million Won and 75,323 million Won and retained earnings increased by 16,998 million Won and 75,323 million Won on the comparative consolidated statement of financial position as of December 31, 2011 and 2012, respectively. Net income increased by 18,035 million Won and 51,297 million Won and other comprehensive income decreased by 18,035 million Won and 51,297 million Won on the comparative consolidated statement of comprehensive income for the year ended December 31, 2011 and 2012, respectively.

Amendments to IFRS 7—Financial Instruments: Disclosures

The amendments to IFRS 7 are mainly focusing on presentation of the offset between financial assets and financial liabilities. Irrespective of whether they meet the offset requirement for financial assets and financial liabilities in accordance with IAS 32—Financial Instruments: Presentation, the amendments to IFRS 7 require disclosing information related to offsetting agreements which are legally enforced by master netting arrangements or similar agreements. The Group applied the amendment retrospective and restated the comparative disclosures on presentation of the offset between financial assets and financial liabilities.

Enactment of IFRS 10—Consolidated Financial Statements

IFRS 10 replaces the parts of IAS 27—Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC interpretation 12—Consolidation: Special Purpose Entities, and establishes a single basis for consolidation for all entities, including structured entities. Under IFRS 10, an investor controls an investee when investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Group adopted IFRS 10 retrospectively and restated the Group’s comparative consolidated financial statements as of and for the year ended December 31, 2012 in accordance with the transition provision which was allowed under IFRS 10.

a) Newly consolidated entities due to adoption of IFRS 10 are as follows:

	Location	Business
Woori CS Ocean Bridge 9th	Korea	Securities investments
Woori CS Global Emerging Milestone 1st	Korea	”
Principal guaranteed trusts(*)	Korea	Trust
Deogi Dream 4th Co., Ltd.	Korea	Asset securitization
Guam Emerald Ocean View Inc.	Korea	”
Jeonju I-one Ltd.	Korea	”
Wonju I-one Inc.	Korea	”
Heitz 3rd Co., Ltd.	Korea	”

(*)	Principal guaranteed trusts of Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities.

Those entities are included in the consolidation scope since the Group is exposed to significant variable return of entities and the Group has controlling power over the entities.

b) Deconsolidated entities in adoption of IFRS 10 are as follows:

	Location	Main business	Percentage of ownership (%)
Golden Bridge Sidus FNH video	Korea	Securities investments	58.8
Golden Bridge NHN Online Private Equity Investment	Korea	”	60.0
Woori CS Ocean Bridge 7th	Korea	”	61.1

The Group is exposed to variable return of entities through interests held, but they are deconsolidated as the Group has no controlling power over the entities.

Enactment of IFRS 11—Joint Arrangements

IFRS 11 classifies joint arrangements of which two or more parties have joint control into two types, joint operations and joint ventures depending on the rights and obligations of the parties to the arrangements. The classification of joint arrangements under IFRS 11 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and, when relevant, other facts and circumstances. A joint operation is a joint arrangement whereby the parties have rights to the joint assets, and obligations for the joint liabilities. A joint venture is a joint arrangement whereby the parties have rights to the net assets of the arrangement. In case of a joint operation, the joint operator accounts for its share of the joint assets, liabilities, revenues, and expenses. In case of a joint venture, the joint venturer accounts for its investment using equity method. The adoption of the enactment has no significant impact on the Group’s consolidated financial statements.

Enactment of IFRS 12—Disclosure of Interests in Other Entities

The enactment of IFRS 12 establishes disclosures requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its consolidated financial position, comprehensive income and cash flows, to be disclosed. In general, the application of IFRS 12 has resulted in more extensive disclosures in the Group’s consolidated financial statements. Reference is made to Note 1.

Enactment of IFRS 13—Fair Value Measurement

The enactment of IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, an entity uses the assumptions that market participants would use when pricing the asset or liability under current market conditions. The standard explains that a fair value measurement requires an entity to determine the particular asset or liability being measured, the market in which an orderly transaction would take place for the asset or liability, and the appropriate valuation technique(s) used when measuring fair value. The standard requires extensive disclosures related to fair value measurement. The adoption of the enactment has no significant impact on the Group’s consolidated financial statements. Reference is made to Note 11. “The Fair Value of Financial Assets and Liabilities”.

Other amendments such as amendment to IAS 32 ‘Tax effect of distribution to equity holders’ have no significant impact on the Group’s consolidated financial statements.

The aggregated effect from the implementation of new accounting standards on the consolidated financial statements is as follows (Unit: Korean Won in millions):

< Consolidated statement of financial position >

	December 31, 2012
	Reported	Adjustment	Restated
Financial assets at fair value through profit or loss	26,147,141	1,205,075	27,352,216
Available-for-sale financial assets	18,869,900	19,023	18,888,923
Loans and receivables	250,105,729	169,822	250,275,551
Other assets	30,583,163	1,961	30,585,124
Total assets	325,705,933	1,395,881	327,101,814
Deposits due to customers	202,919,613	1,289,967	204,209,580
Borrowings	33,478,685	1,031	33,479,716
Other financial liabilities	25,479,827	64,583	25,544,410
Other liabilities	40,825,095	9,937	40,835,032
Total liabilities	302,703,220	1,365,518	304,068,738
Owners’ equity	18,665,600	30,319	18,695,919
Non-controlling interests	4,337,113	44	4,337,157
Total equity	23,002,713	30,363	23,033,076
Total liabilities and equity	325,705,933	1,395,881	327,101,814

	January 1, 2012
	Reported	Adjustment	Restated
Financial assets at fair value through profit or loss	25,600,231	1,244,742	26,844,973
Available-for-sale financial assets	19,671,924	26,424	19,698,348
Loans and receivables	235,159,956	157,564	235,317,520
Other assets	32,359,538	1,311	32,360,849
Total assets	312,791,649	1,430,041	314,221,690
Deposits due to customers	195,930,482	1,448,083	197,378,565
Borrowings	34,666,709	1,031	34,667,740
Other financial liabilities	19,083,709	(60,044)	19,023,665
Other liabilities	41,037,355	9,857	41,047,212
Total liabilities	290,718,255	1,398,927	292,117,182
Owners’ equity	17,523,998	31,087	17,555,085
Non-controlling interests	4,549,396	27	4,549,423
Total equity	22,073,394	31,114	22,104,508
Total liabilities and equity	312,791,649	1,430,041	314,221,690

< Consolidated statements of comprehensive income >

	For the year ended December 31, 2012
	Reported	Adjustment(*1)	Restated(*2)
Operating income	2,228,571	68,005	2,296,576
Non-operating income (loss)	62,693	(2,937)	59,756
Net income before income tax expense	2,291,264	65,068	2,356,332
Income tax expense	(493,389)	(15,264)	(508,653)
Net income	1,797,875	49,804	1,847,679
Other comprehensive loss	(387,788)	(50,553)	(438,341)
Total comprehensive income (loss)	1,410,087	(749)	1,409,338

	For the year ended December 31, 2011
	Reported	Adjustment(*1)	Restated(*2)
Operating income	3,085,708	23,793	3,109,501
Non-operating income (loss)	91,665	—	91,665
Net income before income tax expense	3,177,373	23,793	3,201,166
Income tax expense	(744,093)	(5,758)	(749,851)
Net income	2,433,280	18,035	2,451,315
Other comprehensive loss	(385,374)	(18,035)	(403,409)
Total comprehensive income (loss)	2,047,906	—	2,047,906

(*1)	As described in Note 2. 3) “Others”, the impact from the correction is included.
(*2)	The impact due to the reclassification into discontinued operations has not been included.

< Consolidated statements of cash flows >

	For the year ended December 31, 2012(*)
	Reported	Adjustment	Restated
Cash flows from operating activities	(100,987)	(43,050)	(144,037)
Cash flows from investing activities	2,296,184	55,938	2,352,122
Cash flows from financing activities	(2,663,296)	(13,143)	(2,676,439)
Net decrease in cash and cash equivalents	(468,099)	(255)	(468,354)
Cash and cash equivalents, beginning of the period	6,417,123	841	6,417,964
Effects of exchange rate changes on cash and cash equivalents	(171,220)	—	(171,220)
Cash and cash equivalents, end of the period	5,777,804	586	5,778,390

(*)	There was no difference between activities on consolidated statements of cash flows for the year ended December 31, 2011, due to the implementation of new accounting standards.

2) The Group has not applied the following accounting standards that have been issued but are not yet effective:

Amendments to IAS 32—Financial Instruments: Presentation

The amendments to IAS 32 clarify the requirement for the offset presentation of financial assets and financial liabilities. That is, the right to offset must not be conditional on the occurrence of future events and can be exercised anytime during the contract periods. The right to offset is executable even in the case of default or insolvency. The amendments to IAS 32 are effective for the annual periods beginning on or after January 1, 2014.

Amendments to IAS 39—Recognition and Measurement

The amendments are mainly focused on permission of continuous use of risk aversion accounting when the Group replaces derivatives contractor from original contractor to central counter party or firm roles as opposite contractor for liquidation effect with central counter party, as new law or regulation introduced. The amendment to IAS 39 is effective for annual periods beginning on or after January 1, 2014.

Amendments to IFRS 10, 12 and IAS 27—Investment companies

The amendment is an exception of the principle of IFRS 10 that an entity should consolidate all of its subsidiaries that it controls. The key concept of the amendment is that an entity does not consolidate its subsidiary, but measures it at its fair value and recognizes the changes in its fair value in profit or loss where the controlling entity meets the definition of the investment entity. And new disclosure policies have applied IFRS 12—Disclosure of Interest in Other Entities and IAS 27—Separate Financial Statements. The amendments are effective for the annual period beginning on January 1, 2014.

Amendments to IFRIC Interpretation 21—Levies

IFRIC Interpretation 21 defines a levy as a payment to a government for which an entity receives no specific goods or services. The interpretation requires that a liability is recognized when the obligating event occurs. The obligating event is the activity that triggers payment of the levy and is typically specified in the legislation that imposes the levy. The interpretation is effective for annual periods beginning on or after January 1, 2014.

There are other amendments, such as the amendments to IAS 36—Impairment of assets relating to recoverable amount disclosures for non-financial assets that are effective from January 1, 2014 with earlier application permitted.

The Group anticipates that the amendments listed above will not have significant impact on the Group’s consolidated financial statements.

3) Others

The Group corrected the presentation of the credit card commission from interest income to fees and commissions income in accordance with IAS 18 “Revenue”. The Group applied this correction retrospectively to the comparative periods and restated the consolidated statements of comprehensive income for the year ended December 31, 2011 and 2012. The correction had no impact on the net assets and net income of the Group for the period ended and as of December 31, 2011 and 2012.

The following disclosure presents the corrected amounts reflected in the consolidated statements of comprehensive income for the year ended 31 December 2011 and 2012 (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2012
	As reported	As corrected	As reported	As corrected
Interest Income	11,807,957	11,095,303	11,637,305	10,891,241
Fees and Commission Income	912,675	1,625,329	940,821	1,686,885

(2) Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of the Parent company and its subsidiaries (including structured entities). The Group determines that the Group controls an investee if the Group has all the following: 1) power over the investee, 2) exposure, or rights, to variable returns from its involvement with the investee, 3) the ability to use its power over the investee to affect the amount of the investor’s returns. The Group reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Even though the Group has less than a majority of the voting rights of an investee, it still has the power over the investee if the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

Therefore, the Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	The size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the investor, other vote holders or other parties;

•	Rights arising from other contractual arrangements;

•

Any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive income from the effective date of acquisition or up to the effective date of disposal, respectively, as appropriate. The carrying amount of non-controlling interests is adjusted to reflect their proportional share of changes in equity subsequent to the initial recognition. Total comprehensive income of subsidiaries is attributed to the owners of the Group and the non-controlling interests even if this result in the non-controlling interests has a deficit balance.

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

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When the assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to net income or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

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

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date; and

•

assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

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

(4) Investments in joint ventures and associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in making decision on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of current period and the financial results of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in net income.

Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with IAS 39 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in net income and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with IFRS 5.

The requirements of IAS 39 Financial Instruments: Recognition and Measurement to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of

Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When a subsidiary transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(5) Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognizes in relation to its interest in a joint operation:

(a) its assets, including its share of any assets held jointly;

(b) its liabilities, including its share of any liabilities incurred jointly;

(c) its revenue from the sale of its share of the output arising from the joint operation;

(d) its share of the revenue from the sale of the output by the joint operation; and

(e) its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize its share of the gains and losses until it resells those assets to a third party.

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

4) Trust fees and compensation related to trust accounts

The Group receives fees for its management of unconsolidated trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Group also is entitled to receive performance-based fees for certain trust accounts. These performance-based fees are recognized at the end of the performance period. In addition, a certain trust account which the Group guarantees to repay the principals and minimum interests of the trust account to its beneficiaries shall be included in the consolidated financial statements. The Group recognizes incomes when earned and expenses when interests to be paid to beneficiaries are accrued.

(7) Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Parent company. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. Foreign exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge or that form part of net investment in foreign operations are recognized in equity.

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

The Group identifies the most appropriate functional currency for each foreign operation based on the foreign operation’s activities. If Korean Won is not the foreign operation’s functional currency, its assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Korean Won at foreign exchange rates at the end of each reporting date while the revenues and expenses are translated into Korean Won at average exchange rates for the period unless these do not approximate to the foreign exchange rates at the dates of the transactions. The Group applied the exemption in IFRS 1, First-time adoption of International Financial Reporting Standards which allowed the Group to reset to zero the cumulative translation differences that existed at the date of transition to IFRS. After the date of transition (January 1, 2010), foreign exchange differences arising on the translation of a foreign operation are recognized directly in equity and included in net income on its disposal.

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

Financial liabilities designated by the Group on initial recognition as at FVTPL are recognized at fair value, with transaction costs recognized in net income, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at FVTPL are recognized in net income as they arise.

AFS financial assets:

Financial assets that are not classified as HTM; held-for-trading; designated as at FVTPL; or loans and receivables, are classified as AFS. Financial assets can be designated as AFS on initial recognition. AFS financial assets are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as AFS financial assets. Impairment loss in monetary and non-monetary AFS financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method. Other changes in the fair value of AFS financial assets and any related tax are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognized in net income.

HTM investments:

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments and a fixed maturity and the Group has the positive intention and ability to hold the financial asset to maturity. HTM investments are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment loss.

Loans and receivables:

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held-for-trading, or designated as at FVTPL. Loans and receivables are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment loss.

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

4) Derecognition of financial assets and liabilities

Financial assets and liabilities derecognized under Korea GAAP before the date of transition to IFRS have not been recognized in these financial statements. For transactions that occurred after the date of transition to IFRS, the Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

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

Equity securities (held-for-trading, designated as at FVTPL and AFS) comprise equity shares of corporations both listed and unlisted.

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in and orderly transaction between market participants at the measurement date. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. The Group characterizes active markets as those in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Where a financial instrument is not in an active market characterized by low transaction volumes, price quotations which vary substantially among market participants, or in which minimal information is released publicly, fair values are established using valuation techniques rely on alternative market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility. The amount determined to be fair value may incorporate the management of the Group’s own assumptions (including assumptions that the Group believes market participants would use in valuing the financial instruments and assumptions relating to appropriate risk adjustments for nonperformance and lack of marketability).

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

Impairment loss is assessed individually for financial assets that are individually significant and assessed either individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment loss is recognized in net income and the carrying amount of the financial asset or group of financial assets reduced by establishing a provision for impairment loss. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognized, the previously recognized loss is reversed by adjusting the provision. Once an impairment loss has been recognized on a financial asset or group of financial assets, interest income is recognized on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

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

Financial assets carried at fair value:

When a decline in the fair value of a financial asset classified as AFS has been recognized directly in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss is removed from other comprehensive income and recognized in net income. The loss is measured as the difference between the amortized cost of the financial asset and its current fair value. Impairment loss on AFS equity instruments is not reversed through net income, but those on AFS debt instruments are reversed, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

(10) Offsetting financial instruments

Financial assets and liabilities are presented in net in the consolidated statements of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11) Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. At the date of transition to IFRS, the Group revalued its investment properties at their respective fair values and recognized these amounts as their respective costs under IFRS. Investment properties acquired subsequently to the date of transition to IFRS are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimate accounted for on a prospective basis.

(12) Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment loss. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

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

(13) Intangible assets and goodwill

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment loss. The Group’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

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

(17) Assets held for sale (or Disposal group held for sale)

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this, the non-current asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group), and an active program to locate a buyer and complete the plan must have been initiated. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

When the Group is committed to a sale plan involving disposal of an investment, or a portion of an investment, in an associate or joint venture, the investment or the portion of the investment that will be disposed of is classified as held for sale when the criteria described above are met, and the Group discontinues the use of the equity method in relation to the portion that is classified a held for sale. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale continues to be accounted for using the equity method. The Group discontinues the use of the equity method at the time of disposal when the disposal results in the Group losing significant influence over the associate or joint venture.

After the disposal takes place, the Group accounts for any retained interest in the associate or joint venture in accordance with IAS 39 Financial Instruments: Recognition and Measurement unless the retained interest continues to be an associate or a joint venture, in which case the Group uses the equity method.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(18) Disposal group held for distribution to owners

A disposal group is classified as held for distribution to owners when the Group is committed to distribute the disposal group to the owners. For this to be the case the group of assets and liabilities must be available for immediate distribution in their present condition and the distribution must be highly probable. For the distribution to be highly probable, actions to complete the distribution must have been initiated and should be expected to be completed within one year from the date of classification.

When a subsidiary is determined as held for distribution to owners and that will result in the loss of control, all the assets and liabilities of the subsidiary shall be classified as held for distribution to owners regardless of retaining the non-controlling interest of the subsidiary.

The Group measures a disposal group classified as held for distribution to owners at the lower of its previous carrying amount and fair value less costs to distribute.

(19) Provisions

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

(20) Capital and compound financial instruments

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

(21) Financial guarantee contracts

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

(22) Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that increases their entitlement to future compensated absences. Though the Group may have no legal obligation to pay a bonus, considering some cases, the Group has a practice of paying bonuses. In such cases, the Group has a constructive obligation, and thus recognizes expenses and liabilities when the employees render service.

The Group is operating defined contribution retirement pension plans and defined benefit retirement pension plans. Contributions to defined contribution retirement pension plans are recognized as expenses when employees have rendered service entitling them to the contributions. For defined benefit retirement pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income), and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

(23) Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are measured at the tax rates on the date of enactment or substantive enactment that are expected to apply in the period in which the liability is settled or the asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred liabilities are not recognized if the temporary difference arises from goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.

In accordance with Korean Corporate Tax Act, the Parent company and its wholly owned domestic subsidiaries prepare a consolidated tax return which includes Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Asset Management Co., Ltd., Woori Credit Information Co., Ltd., Woori FIS Co., Ltd., Woori F&I Co., Ltd., Woori Private Equity Co., Ltd., Woori AMC Co., Ltd., Woori Finance Research Institute, Woori FG Savings Bank and Woori Fund Service Co., Ltd. as of December 31, 2013. For all other subsidiaries of the Parent company, income tax is calculated on an individual entity basis and losses incurred by these other subsidiaries cannot be offset against profits earned by any other profitable entity.

(24) Earnings per share (“EPS”)

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

3. Significant Accounting Estimates and Assumptions

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2012.

(1) Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the CGU to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

(2) Income taxes

The Group is subject to income taxes in numerous jurisdictions, which requires significant judgment in determining realization of deferred tax. Actual tax payment may be different from the provision estimate and such difference may affect the income tax expense. There are various transactions and calculations for which the ultimate tax determination is uncertain. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance. In the event the Group was to determine that it would be able to realize its deferred income tax assets in the future at an amount different than their net recorded amount, the Group would make an adjustment to the provision for income taxes at such time.

(3) Valuation of financial instruments

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

As described in the significant accounting policies in Note 2-(9)-5), ‘Fair value of financial assets and liabilities’, a range of valuation techniques, which include market approach and income approach and internally developed models that incorporate various types of assumptions and variables, are used to determine the fair value of financial instruments.

(4) Provision for credit loss

The Group’s loan impairment provisions are established to recognize incurred impairment loss in its portfolio of loans classified as loans and receivables and carried at amortized cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. Such objective evidence, indicative that a borrower’s financial condition has deteriorated, can include for loans that are individually assessed: delinquent loans; debt in restructuring; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deterioration in trading performance and, for loans that are collectively assessed: borrowers’ payment status and observable data about relevant macroeconomic measures.

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

Individual assessment of impairment loss is calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of debtor and net realizable value of any collateral held and the timing of anticipated receipts.

Collective assessment of impairment loss is established on a portfolio basis using the methodology based on historical loss experience. The methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective evaluation of impairment. Such methodology incorporates factors such as type of product and debtors, credit rating, portfolio size, loss emergence period and recovery period and applies probability of default on each assets (or pool of assets) and loss given default by type of collateral. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(5) Defined benefit plan

The Group operates defined benefit retirement pension plans. Defined benefit retirement pension plans are measured through actuarial valuation and the Group estimates discount rate, future wage growth rate, mortality ratio to produce actuarial valuation. Defined benefit retirement pension plans contain significant uncertainty in these estimates due to its long-term characteristic.

(6) Valuation of disposal group held for distribution to owners.

The Group measured fair value of disposal group held for distribution to owners by the chosen valuation techniques and assumptions as described Note 47. The Group believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of the disposal group held for distribution to owners.

4. Risk Management

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks.

The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting. The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1) Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1) Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

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

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Loans and receivables:
Korean treasury and government agencies	14,012,805	14,872,194
Banks	30,774,568	21,881,697
Corporates	102,197,640	84,596,916
Consumers	103,290,538	90,561,566

Sub-total	250,275,551	211,912,373

Financial assets at fair value through profit or loss (“FVTPL”):
Deposits indexed to gold prices	5,582	9,299
Debt securities held for trading	20,254,981	2,235,880
Designated at FVTPL	389,996	2,676
Derivative for trading	3,740,313	2,184,431

Sub-total	24,390,872	4,432,286

Available-for-sale (“AFS”) debt securities	13,840,461	12,404,693
Held-to-maturity (“HTM”) securities	18,684,801	12,038,820
Derivative assets (hedging)	281,069	131,410
Off-balance sheet items(*):
Guarantees	23,735,411	22,800,853
Loan commitments	91,362,821	90,728,033

Sub-total	115,098,232	113,528,886

Total	422,570,986	354,448,468

(*)	As of December 31, 2013, including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2012
	Korea	USA	UK	Japan	China	Others(*1)	Total
Loans and receivables	242,328,577	1,552,406	513,250	433,395	2,294,595	3,153,328	250,275,551
Financial assets at FVTPL	24,233,027	—	6,139	—	116,332	35,374	24,390,872
AFS debt securities	13,639,796	100,130	—	—	34,999	65,536	13,840,461
HTM securities	18,648,308	1,195	—	—	—	35,298	18,684,801
Derivative assets (hedging)	281,069	—	—	—	—	—	281,069
Off-balance sheet items	112,195,944	195,538	82,999	64,939	672,075	1,886,737	115,098,232

Total	411,326,721	1,849,269	602,388	498,334	3,118,001	5,176,273	422,570,986

	December 31, 2013
	Korea	USA	UK	Japan	China	Others(*1)	Total
Loans and receivables	203,301,096	1,828,229	547,221	457,539	2,441,585	3,336,703	211,912,373
Financial assets at FVTPL	4,422,338	—	9,381	2	565	—	4,432,286
AFS debt securities	12,176,165	96,030	—	—	34,051	98,447	12,404,693
HTM securities	12,016,036	10,048	—	—	—	12,736	12,038,820
Derivative assets (hedging)	131,410	—	—	—	—	—	131,410
Off-balance sheet items(*2)	111,146,808	82,389	9,952	27,864	581,961	1,679,912	113,528,886

Total	343,193,853	2,016,696	566,554	485,405	3,058,162	5,127,798	354,448,468

(*1)	Others consist of financial assets in Vietnam, Panama and European countries.
(*2)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2012
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	49,331,775	43,152,361	48,348,165	7,260,186	89,885,431	12,297,633	250,275,551
Financial assets at FVTPL	1,946,609	1,623,040	15,110,008	278,543	2,936	5,429,736	24,390,872
AFS debt securities	846,994	278,005	8,447,500	149,800	—	4,118,162	13,840,461
HTM securities	2,048,084	50,135	7,227,265	516,944	—	8,842,373	18,684,801
Derivative assets (hedging)	—	—	279,126	—	—	1,943	281,069
Off-balance sheet items	18,817,677	32,245,740	21,731,717	6,586,906	27,275,006	8,441,186	115,098,232

Total	72,991,139	77,349,281	101,143,781	14,792,379	117,163,373	39,131,033	422,570,986

	December 31, 2013
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	43,027,515	36,041,492	36,069,888	5,623,901	84,046,353	7,103,224	211,912,373
Financial assets at FVTPL	104,057	191,704	2,857,233	41,036	—	1,238,256	4,432,286
AFS debt securities	721,369	20,272	7,955,483	51,389	—	3,656,180	12,404,693
HTM securities	1,217,386	—	5,175,848	498,025	—	5,147,561	12,038,820
Derivative assets (hedging)	—	—	131,410	—	—	—	131,410
Off-balance sheet items(*)	16,896,597	37,487,291	11,046,293	5,644,958	26,388,435	16,065,312	113,528,886

Total	61,966,924	73,740,759	63,236,155	11,859,309	110,434,788	33,210,533	354,448,468

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

3) Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	December 31, 2012
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	14,016,325	30,801,803	59,372,944	32,445,078	6,816,233	98,634,255	101,265,267	244,717,650
Loans and receivables overdue but not impaired	16	—	118,806	189,585	5,532	313,923	1,346,131	1,660,070
Impaired loans and receivables(*)	27	1,319	3,683,933	1,528,443	1,280,911	6,493,287	1,274,775	7,769,408

Gross loans and receivables	14,016,368	30,803,122	63,175,683	34,163,106	8,102,676	105,441,465	103,886,173	254,147,128

Allowance for credit losses	3,563	28,554	2,027,792	725,169	490,864	3,243,825	595,635	3,871,577

Total, net	14,012,805	30,774,568	61,147,891	33,437,937	7,611,812	102,197,640	103,290,538	250,275,551

	December 31, 2013
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	14,869,648	21,921,676	49,104,458	28,001,139	5,504,083	82,609,680	88,953,950	208,354,954
Loans and receivables overdue but not impaired	7,283	1,308	168,958	177,461	—	346,419	1,332,874	1,687,884
Impaired loans and receivables(*)	16	—	3,316,464	720,569	716,515	4,753,548	763,603	5,517,167

Gross loans and receivables	14,876,947	21,922,984	52,589,880	28,899,169	6,220,598	87,709,647	91,050,427	215,560,005

Allowance for credit losses	4,753	41,287	2,172,271	644,967	295,493	3,112,731	488,861	3,647,632

Total, net	14,872,194	21,881,697	50,417,609	28,254,202	5,925,105	84,596,916	90,561,566	211,912,373

(*)	In 2013, the Group amended its classification of impaired loans to include loans that are individually significant and the borrower has a capital deficit or its external auditors have expressed qualified or disclaimed their opinion on the financial statements Accordingly, loans and receivables meeting that criteria as at the end of 2012, amounting to 1,989,319 million won were reclassified to impaired loans. This reclassification, however, does not have any impact on the Group’s allowance for credit losses in 2012.

a) Credit quality of loans and receivables

The Group manages its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	December 31, 2012
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade(*1)	14,008,849	30,753,299	37,521,851	9,324,731	4,597,785	51,444,367	93,542,297	189,748,812
Lower grade(*2)	3,939	21,064	21,267,982	22,780,984	2,123,305	46,172,271	7,476,802	53,674,076

Total	14,012,788	30,774,363	58,789,833	32,105,715	6,721,090	97,616,638	101,019,099	243,422,888

Value of collateral	18,872	761,959	25,004,332	24,497,810	2,038,814	51,540,956	82,302,894	134,624,681

	December 31, 2013
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade(*1)	14,864,038	21,879,940	35,057,014	9,311,697	3,992,583	48,361,294	83,676,603	168,781,875
Lower grade(*2)	890	454	13,399,524	18,376,965	1,440,708	33,217,197	5,089,040	38,307,581

Total	14,864,928	21,880,394	48,456,538	27,688,662	5,433,291	81,578,491	88,765,643	207,089,456

Value of collateral	4,223	424,930	17,144,365	21,997,841	2,491,742	41,633,948	69,353,323	111,416,424

(*1)	AAA~BBB for corporate loans, and 1~6 level for consumer loans
(*2)	BBB- ~C for corporate loans, and 7~10 level for consumer loans

The total numbers in the table are net of allowance for loan losses amounting to 1,294,762 million won and 1,265,498 million won as of December 31, 2012 and 2013, respectively.

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	December 31, 2012
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	16	—	103,522	126,840	5,230	235,592	1,037,018	1,272,626
30 to 60 days	—	—	10,969	40,183	—	51,152	149,329	200,481
60 to 90 days	—	—	3,209	7,010	252	10,471	75,409	85,880

Total	16	—	117,700	174,033	5,482	297,215	1,261,756	1,558,987

Value of collateral(*)	—	—	20,739	141,011	3,346	165,096	958,049	1,123,145

	December 31, 2013
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
Past due			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	7,260	1,304	148,791	151,278	—	300,069	1,125,652	1,434,285
30 to 60 days	7	—	7,619	12,268	—	19,887	80,271	100,165
60 to 90 days	—	—	9,871	1,534	—	11,405	52,384	63,789

Total	7,267	1,304	166,281	165,080	—	331,361	1,258,307	1,598,239

Value of collateral(*)	—	—	61,370	144,242	—	205,612	965,941	1,171,553

(*)	The value of collateral held is used to determine the recoverable amount of the loan when calculating the allowance for credit losses.

The amounts in the table are net of allowance for loan losses amounting to 101,083 million won and 89,645 million won as of December 31, 2012 and 2013, respectively.

c) Impaired loans and receivables

Impaired loans and receivables, net of allowance is as follows (Unit: Korean Won in millions):

	December 31, 2012
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	204	2,240,358	1,158,189	885,240	4,283,787	1,009,685	5,293,676
Value of collateral(*)	—	—	1,573,901	546,476	178,204	2,298,581	399,380	2,697,961

	December 31, 2013
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,794,791	400,459	491,815	2,687,065	537,613	3,224,678
Value of collateral(*)	—	—	1,275,724	458,426	91,000	1,825,150	502,797	2,327,947

(*)	The value of collateral held is used to determine the recoverable amount of the loan when calculating the allowance for credit losses.

The total numbers in the table are net of allowance for loan losses amounting to 2,475,732 million won and 2,292,489 million won as of December 31, 2012 and 2013, respectively.

4) Credit risk of debt securities

The Group manages debt securities based on the external credit ratings resulting in the following classification: (Unit: Korean Won in millions):

	December 31, 2012
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	11,059,452	—	9,931,388	16,495,041	37,485,881
AA- ~ AA+	8,254,187	—	2,311,267	1,472,656	12,038,110
BBB- ~ A+	928,150	341,630	1,579,121	717,104	3,566,005
Below BBB-	—	48,366	16,971	—	65,337
Default grade	13,192	—	1,714	—	14,906

Total	20,254,981	389,996	13,840,461	18,684,801	53,170,239

	December 31, 2013
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	1,484,997	—	10,402,289	12,005,952	23,893,238
AA- ~ AA+	638,393	—	961,637	17,540	1,617,570
BBB- ~ A+	112,490	2,676	1,032,555	15,328	1,163,049
Below BBB-	—	—	8,212	—	8,212
Default grade	—	—	—	—	—

Total	2,235,880	2,676	12,404,693	12,038,820	26,682,069

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

1) Market risk management

For trading activities and non-trading activities, the Group avoids bears or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

At the beginning of each year, the Risk Management Committee establishes a VaR limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

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

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Group’s bank subsidiaries such as Woori Bank, Kyongnam Bank and Kwangju Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit based indicator for displaying profit changes in the short term due to short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economical view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period of time. Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a) Trading activities

The minimum, maximum and average VaR for the year ended December 31, 2012 and 2013, respectively, and the VaR as of December 31, 2012 and 2013, respectively, are as follows (Unit: Korean Won in millions):

	As of December 31, 2012	For the year ended December 31, 2012			As of December 31, 2013	For the year ended December 31, 2013
		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	(4,294)	(7,926)	(12,277)	(2,942)	(4,494)	(5,458)	(8,314)	(2,861)
Stock price	(2,458)	(4,896)	(8,095)	(2,027)	(2,598)	(3,462)	(7,863)	(1,211)
Foreign currencies	(2,006)	(2,460)	(5,314)	(1,572)	(4,681)	(2,573)	(7,063)	(1,046)
Commodity price	(48)	(163)	(643)	(3)	(236)	(104)	(296)	(11)

Total	(4,753)	(8,618)	(12,862)	(4,567)	(4,077)	(5,993)	(11,537)	(3,594)

b) Non-trading activities

The NII and NPV are calculated, respectively, by using the simulation method for Woori Bank, Kyongnam Bank and Kwangju Bank. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	December 31, 2012		December 31, 2013
	NII	NPV	NII	NPV
Base case	5,385,170	18,817,708	4,318,603	19,891,571
Base case (Prepay)	5,391,840	18,033,259	4,326,237	19,797,345
IR 100bp up	5,653,172	18,439,944	4,649,765	19,592,890
IR 100bp down	5,122,010	19,230,819	3,999,501	20,196,634
IR 200bp up	5,921,200	18,094,995	4,980,926	19,303,086
IR 200bp down	4,837,398	19,683,985	3,660,083	20,505,801
IR 300bp up	6,189,226	17,779,613	5,312,085	19,023,229
IR 300bp down	4,429,496	20,183,435	3,078,248	20,814,596

The EaR and VaR are calculated based on the BIS Framework of the Parent company and subsidiaries excluding Woori Bank, Kyongnam Bank, Kwangju Bank and subsidiaries that are reclassified to the disposal group held for sale or held for distribution to owners are as follows (Unit: Korean Won in millions):

December 31, 2012		December 31, 2013
EaR	VaR	EaR	VaR
(59,723)	(57,410)	216,894	(122,111)

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Asset:
Loans and receivables	250,396,445	146,059,995	33,517,048	8,728,299	9,183,141	31,936,840	20,971,122
AFS financial assets	16,978,416	2,597,202	1,887,739	2,034,286	3,481,569	6,157,205	820,415
HTM financial assets	20,219,898	2,787,439	1,667,114	1,843,788	754,810	12,922,657	244,090

Total	287,594,759	151,444,636	37,071,901	12,606,373	13,419,520	51,016,702	22,035,627

Liability:
Deposits due to customers	205,593,901	105,039,354	31,158,697	20,586,299	21,808,598	26,793,029	207,924
Borrowings	34,279,480	23,344,558	3,108,062	641,452	1,769,538	4,303,424	1,112,446
Debentures	29,248,287	3,685,388	2,355,907	1,664,403	2,255,959	16,542,899	2,743,731

Total	269,121,668	132,069,300	36,622,666	22,892,154	25,834,095	47,639,352	4,064,101

	December 31, 2013
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Asset:
Loans and receivables	230,510,941	123,186,070	30,432,033	6,240,458	6,574,447	39,368,089	24,709,844
AFS financial assets	15,850,016	3,864,020	2,393,116	1,996,313	1,787,193	5,238,514	570,860
HTM financial assets	12,880,948	1,517,385	819,001	902,301	651,094	8,867,128	124,039

Total	259,241,905	128,567,475	33,644,150	9,139,072	9,012,734	53,473,731	25,404,743

Liability:
Deposits due to customers	176,552,076	86,844,984	23,433,437	18,633,703	21,553,076	25,987,995	98,881
Borrowings	18,430,554	11,852,791	1,330,879	858,290	969,707	2,790,961	627,926
Debentures	23,690,713	3,027,115	2,381,803	2,367,059	1,775,147	10,284,954	3,854,635

Total	218,673,343	101,724,890	27,146,119	21,859,052	24,297,930	39,063,910	4,581,442

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

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2012
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,804	24,424,877	295,543	3,686,900	9,727	1,671,884	968	1,370,582	1,340,084	32,494,327
Financial assets at FVTPL	983	1,052,795	1,263	15,750	272	46,691	8	11,386	12,450	1,139,072
AFS financial assets	295	316,357	507	6,320	190	32,650	12	17,386	68,226	440,939
HTM financial assets	6	6,557	—	—	—	—	—	—	29,936	36,493

Total	24,088	25,800,586	297,313	3,708,970	10,189	1,751,225	988	1,399,354	1,450,696	34,110,831

Liability:
Financial liabilities at FVTPL	359	384,030	1,600	19,960	—	—	2	2,558	1,976	408,524
Deposits due to customer	7,618	8,159,288	71,800	895,702	9,160	1,574,463	281	397,938	402,981	11,430,372
Borrowings	6,843	7,325,347	154,293	1,934,691	527	90,579	578	819,254	59,941	10,229,812
Debentures	3,691	3,953,731	46,533	580,495	—	—	—	—	613,500	5,147,726
Other financial liabilities	5,552	5,947,139	14,475	180,576	301	51,734	200	282,695	149,960	6,612,104

Total	24,063	25,769,535	288,701	3,611,424	9,988	1,716,776	1,061	1,502,445	1,228,358	33,828,538

Off-balance sheet items	12,395	13,276,171	43,141	538,181	229	39,353	947	1,340,523	650,894	15,845,122

	December 31, 2013
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,466	23,708,073	171,352	1,721,503	14,923	2,597,962	928	1,351,360	2,004,478	31,383,376
Financial assets at FVTPL	233	245,407	203	2,039	1	87	—	721	13	248,267
AFS financial assets	186	196,293	359	3,604	197	34,249	10	14,546	72,705	321,397
HTM financial assets	10	10,048	—	—	—	—	—	—	12,737	22,785

Total	22,895	24,159,821	171,914	1,727,146	15,121	2,632,298	938	1,366,627	2,089,933	31,975,825

Liability:
Financial liabilities at FVTPL	232	244,697	1,136	11,409	—	6	1	1,318	781	258,211
Deposits due to customer	7,587	8,006,774	92,928	933,611	12,644	2,201,223	215	313,102	809,911	12,264,621
Borrowings	6,425	6,778,743	52,168	524,112	172	29,979	195	283,554	101,696	7,718,084
Debentures	3,855	4,068,688	49,977	502,095	—	—	—	—	649,383	5,220,166
Other financial liabilities	3,974	4,193,863	10,308	103,560	366	63,632	181	262,895	111,756	4,735,706

Total	22,073	23,292,765	206,517	2,074,787	13,182	2,294,840	592	860,869	1,673,527	30,196,788

Off-balance sheet items(*1)	11,267	11,889,690	53,321	535,690	2,425	422,086	813	1,183,515	650,043	14,681,024

(*1)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

(3) Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1) Liquidity risk management

Liquidity risk management prevents potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

The Group classify and regroup each financial instrument that consists of assets and liabilities in accordance with its characteristic (i.e. maturity) to the unit under Asset Liability Management (“ALM”). The Group manages liquidity risk by identifying the maturity gap and gap ratios through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2) Maturity analysis of non-derivative financial liabilities

a)	Undiscounted cash flows of principal and contractual interest by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,667,346	1,412,973	234,054	321,158	380,760	4,869,769	448,632
Deposits due to customers	211,497,328	122,674,483	26,567,208	18,458,350	34,941,662	5,926,613	2,929,012
Borrowings	34,620,082	21,516,560	3,892,520	1,071,822	1,975,378	5,053,413	1,110,389
Debentures	32,306,517	2,672,563	2,641,609	2,144,295	2,637,162	19,130,086	3,080,802
Other financial liabilities	21,515,283	16,199,272	42,032	26,440	34,577	190,800	5,022,162

Total	307,606,556	164,475,851	33,377,423	22,022,065	39,969,539	35,170,681	12,590,997

	December 31, 2013
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	581,286	346,961	3,340	3,340	3,035	205,120	19,490
Deposits due to customers	180,131,227	103,866,802	19,472,528	15,979,827	30,414,045	6,750,974	3,647,051
Borrowings	18,784,649	10,435,356	2,431,265	1,030,024	1,023,257	3,238,167	626,580
Debentures	24,050,755	2,502,459	2,580,470	2,582,639	1,897,653	10,602,113	3,885,421
Other financial liabilities	15,402,545	12,279,832	30,797	6,873	6,508	30,363	3,048,172

Total	238,950,462	129,431,410	24,518,400	19,602,703	33,344,498	20,826,737	11,226,714

b)	Undiscounted cash flows of principal and contractual interest by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,667,346	1,412,973	234,054	321,158	380,760	4,869,769	448,632
Deposits due to customers	210,712,528	136,181,683	29,771,099	17,049,237	20,558,186	4,832,444	2,319,879
Borrowings	34,620,082	21,516,660	3,892,433	1,071,809	1,975,378	5,053,413	1,110,389
Debentures	32,306,517	2,671,397	2,642,775	2,144,295	2,637,162	19,130,086	3,080,802
Other financial liabilities	21,515,283	16,199,272	42,032	26,439	34,577	190,800	5,022,163

Total	306,821,756	177,981,985	36,582,393	20,612,938	25,586,063	34,076,512	11,981,865

	December 31, 2013
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	581,286	346,961	3,340	3,340	3,035	205,120	19,490
Deposits due to customers	179,425,749	116,221,395	22,274,753	15,048,483	17,584,271	5,126,753	3,170,094
Borrowings	18,784,649	10,435,358	2,431,263	1,030,024	1,023,257	3,238,167	626,580
Debentures	24,050,755	2,502,461	2,580,469	2,582,639	1,897,652	10,602,113	3,885,421
Other financial liabilities	15,402,545	12,279,832	30,797	6,873	6,508	30,363	3,048,172

Total	238,244,984	141,786,007	27,320,622	18,671,359	20,514,723	19,202,516	10,749,757

3) Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
December 31, 2012	3,938,932	3,409,756	48,261	26,221	42,866	323,113	88,715
December 31, 2013	2,105,548	2,098,291	2,805	4,409	43	—	—

4) Maturity analysis of off-balance accounts are as follows (Unit: Korean Won in millions):

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Group have expiration dates. However, under the terms of the guarantees and loan commitments, amounts are funded upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	December 31, 2012	December 31, 2013(*)
Guarantees	23,735,411	22,800,853
Loan commitments	91,362,821	90,728,033

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

Although not included in the maturity tables above, these off-balance sheet transactions may be drawn down within three months which is the earliest date loan commitments can be drawn down or guarantees would be called.

(4) Capital management

In accordance with financial holding company regulations, the Group is required to maintain a minimum 8% of the capital adequacy ratio with high capital risk. The capital adequacy ratio is based on Basel III of Basel Committee on Banking Supervision and Basel III was required at December 31, 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium—risk weighted assets) based on the financial statements of a holding company which owns bank as its subsidiary (the “bank holding company”) and its subsidiaries.

According to the financial holding company regulations, the Group is required to meet the following new minimum requirements: 3.5% Common Equity Tier 1 ratio, 4.5% Tier 1 capital ratio and 8.0% total capital ratio at the end of 2013.

December 31, 2012(*2)
Tier 1 capital	19,384,790
Tier 2 capital	7,727,332
Total risk-adjusted capital(*1)	26,989,716
Risk-weighted assets for credit risk	204,751,747
Risk-weighted assets for market risk	5,645,475
Total risk-weighted assets	210,397,222
Tier 1 capital ratio	9.21%
Tier 2 capital ratio	3.67%
Total risk-based capital ratio	12.83%

December 31, 2013
Tier 1 capital	14,854,795
Other Tier 1 capital	5,454,378
Tier 2 capital	5,829,593
Total risk-adjusted capital	26,138,766
Risk-weighted assets for credit risk	179,490,418
Risk-weighted assets for market risk	6,574,975
Risk-weighted assets for operational risk	14,912,450
Total risk-weighted assets	200,977,843
Common Equity Tier 1 ratio	7.39%
Tier 1 capital ratio	10.11%
Total capital ratio	13.01%

(*1)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from total risk-adjusted capital pursuant to the guidelines of the Financial Supervisory Service.
(*2)	In accordance with Korean regulations, the Group calculated capital adequacy ratio according to Basel I as of December 31, 2012 and therefore the amounts are not directly comparable with those presented in 2013.

5. Operating Segments

The Group’s Chief Operation Decision Maker (the “CODM”) is the Chief Financial Officer of the Group. In evaluating the results of the Group and allocating resources, the CODM utilizes two different sets of financial information. The primary information is prepared per types of customers and the secondary one is set per legal entities. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for consumer, etc. of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc. of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•

Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, etc. of subsidiaries, Woori Bank and Woori Investment & Securities;

•	Capital market: Fund management, investment securities and derivatives business, etc. of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities; and

•	Headquarter and others: the Parent company and administration centers of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and other consolidated subsidiaries.

(Unit: Korean Won in millions)

	December 31, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Assets	86,361,530	108,291,394	8,224,846	55,497,656	93,555,908	351,931,334	(24,829,520)	327,101,814
Liabilities	57,101,949	150,281,465	250,945	47,176,210	51,356,339	306,166,908	(2,098,170)	304,068,738

	December 31, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Assets	90,068,195	115,503,820	7,110,904	47,626,383	104,596,827	364,906,129	(24,215,747)	340,690,382
Liabilities	61,887,245	159,086,793	109,106	40,308,198	56,850,448	318,241,790	(428,177)	317,813,613

	For the year ended December 31, 2011
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Dis- continued operation	Continued operation
Net Interest income	2,843,595	3,386,119	25,545	236,676	115,222	6,607,157	(55,416)	1,662,715	4,889,026
Interest income	4,760,515	6,351,011	352,064	1,418,775	2,174,107	15,056,472	(724,280)	3,236,889	11,095,303
Interest expense	2,154,519	3,632,781	11,136	657,357	2,005,574	8,461,367	(680,916)	1,574,174	6,206,277
Inter-segment	237,599	667,889	(315,383)	(524,742)	(53,311)	12,052	(12,052)	—	—
Net non-interest income	746,324	546,994	52,306	63,381	1,786,731	3,195,736	(410,532)	658,243	2,126,961
Non-interest income	2,230,676	3,132,761	576,312	8,156,083	7,807,316	21,903,148	(628,517)	3,942,231	17,332,400
Non-interest expense	1,506,473	2,622,631	489,158	8,125,085	5,964,354	18,707,701	(218,274)	3,283,988	15,205,439
Inter-segment	22,121	36,864	(34,848)	32,383	(56,231)	289	(289)	—	—
Other expense	2,495,830	1,776,698	428,386	151,384	1,416,132	6,268,430	(40,986)	1,503,515	4,723,929
Administrative expense	2,317,456	961,288	61,407	104,866	546,058	3,991,075	(239,140)	1,098,741	2,653,194
Impairment loss due to credit loss and others	178,374	815,410	366,979	46,518	870,074	2,277,355	198,154	404,774	2,070,735
Operating income	1,094,089	2,156,415	(350,535)	148,673	485,821	3,534,463	(424,962)	817,443	2,292,058
Non-operating income	13,739	42,977	(9,866)	2,690	40,936	90,476	1,190	41,878	49,788
Net income before income tax expense	1,107,828	2,199,392	(360,401)	151,363	526,757	3,624,939	(423,772)	859,321	2,341,846
Income tax expense	268,107	532,901	(87,750)	33,383	65,338	811,979	(62,127)	190,841	559,011
Net income	839,721	1,666,491	(272,651)	117,980	461,419	2,812,960	(361,645)	668,480	1,782,835

	For the year ended December 31, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Dis- continued operation	Continued operation
Net Interest income	2,635,188	3,045,132	8,566	371,289	637,698	6,697,873	(153,534)	1,696,439	4,847,900
Interest income	4,879,101	5,902,176	350,778	1,244,336	2,450,071	14,826,462	(497,424)	3,437,797	10,891,241
Interest expense	2,234,739	3,401,065	74	638,253	1,854,458	8,128,589	(343,890)	1,741,358	6,043,341
Inter-segment	(9,174)	544,021	(342,138)	(234,794)	42,085	—	—	—	—
Net non-interest income	593,715	554,484	150,786	(85,267)	1,401,520	2,615,238	(805,802)	484,774	1,324,662
Non-interest income	1,183,135	1,223,026	420,563	7,405,324	4,285,897	14,517,945	(348,843)	3,463,226	10,705,876
Non-interest expense	571,879	689,196	274,930	7,511,260	2,855,442	11,902,707	456,959	2,978,452	9,381,214
Inter-segment	(17,541)	20,654	5,153	20,669	(28,935)	—	—	—	—
Other expense	2,563,046	2,627,846	147,670	191,269	1,003,379	6,533,210	(476,011)	1,434,144	4,623,055
Administrative expense	2,408,527	1,032,816	62,844	110,445	641,736	4,256,368	(368,786)	1,098,296	2,789,286
Impairment loss due to credit loss and others	154,519	1,595,030	84,826	80,824	361,643	2,276,842	(107,225)	335,848	1,833,769
Operating income	665,857	971,770	11,682	94,753	1,035,839	2,779,901	(483,325)	747,069	1,549,507
Non-operating income	(21,535)	(4,297)	24,355	139	50,527	49,189	10,568	(28,656)	88,413
Net income before income tax expense	644,322	967,473	36,037	94,892	1,086,366	2,829,090	(472,757)	718,413	1,637,920
Income tax expense	152,643	224,225	8,405	20,395	179,312	584,980	(76,326)	151,814	356,840
Net income	491,679	743,248	27,632	74,497	907,054	2,244,110	(396,431)	566,599	1,281,080

	For the year ended December 31, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Dis- continued operation	Continued operation
Net Interest income	2,031,347	2,618,838	19,597	347,093	805,245	5,822,120	393,020	1,723,118	4,492,022
Interest income	3,993,145	4,988,572	260,598	910,302	2,615,171	12,767,788	70,096	3,344,501	9,493,383
Interest expense	1,973,062	2,838,854	717	419,587	1,711,042	6,943,262	(320,518)	1,621,383	5,001,361
Inter-segment	11,264	469,120	(240,284)	(143,622)	(98,884)	(2,406)	2,406	—	—
Net non-interest income	733,732	537,868	128,763	(152,297)	895,541	2,143,607	(882,355)	388,793	872,459
Non-interest income	1,035,226	765,792	483,836	7,283,523	4,515,436	14,083,813	(325,366)	3,921,292	9,837,155
Non-interest expense	326,698	261,481	346,456	7,420,970	3,584,601	11,940,206	556,989	3,532,499	8,964,696
Inter-segment	25,204	33,557	(8,617)	(14,850)	(35,294)	—	—	—	—
Other expense	2,537,554	2,783,192	195,638	120,211	1,306,628	6,943,223	(209,892)	1,608,417	5,124,914
Administrative expense	2,379,244	1,074,963	57,148	98,314	799,233	4,408,902	(372,258)	1,134,473	2,902,171
Impairment loss on credit loss and others	158,310	1,708,229	138,490	21,897	507,395	2,534,321	162,366	473,944	2,222,743
Operating income	227,525	373,514	(47,278)	74,585	394,158	1,022,504	(279,443)	503,494	239,567
Non-operating income	(17,610)	(12,948)	38,463	34,429	478,718	521,052	(1,354,892)	(881,940)	48,100
Net income before income tax expense	209,915	360,566	(8,815)	109,014	872,876	1,543,556	(1,634,335)	(378,446)	287,667
Income tax expense	42,524	38,845	(1,878)	30,103	679,718	789,312	(166,656)	587,560	35,096
Net income	167,391	321,721	(6,937)	78,911	193,158	754,244	(1,467,679)	(966,006)	252,571

(2)	Segment by legal entity

The Group’s reporting segments comprise the following legal entities: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities and others. The reportable segments are classified based on the independent legal entity. As explained in detail in the Note 46 and 47, the segment reporting by legal entity has been prepared for continuing operations and discontinued operations respectively in order to present the impact from the reclassification under IFRS 5.

•	Woori Bank: Woori Bank and its consolidated subsidiaries

•	Kyongnam Bank: Kyongnam Bank and its consolidated subsidiaries

•	Kwangju Bank: Kwangju Bank and its consolidated subsidiaries

•	Woori Investment & Securities: Woori Investment & Securities and its consolidated subsidiaries

•	Others: the Parent company and its other consolidated subsidiaries

(Unit: Korean Won in millions)

	December 31, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	248,546,643	28,945,769	18,626,090	24,848,800	27,349,184	348,316,486	(21,214,672)	327,101,814
Liabilities	229,951,702	26,976,680	17,309,578	21,395,292	11,768,454	307,401,706	(3,332,968)	304,068,738

	December 31, 2013
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	249,984,771	31,714,227	18,872,965	29,981,804	30,472,470	361,026,237	(20,335,855)	340,690,382
Liabilities	231,634,440	29,453,944	17,428,695	26,534,352	14,536,168	319,587,599	(1,773,986)	317,813,613

	December 31, 2011
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter- segment transaction	Dis- continued operation	Continued operation
Net interest income	5,102,229	640,902	455,747	332,549	4,610	6,536,037	15,704	1,662,715	4,889,026
Interest income	11,033,276	1,252,971	905,134	661,563	511,498	14,364,442	(32,250)	3,236,889	11,095,303
Interest expense	5,931,047	612,069	449,387	329,014	506,888	7,828,405	(47,954)	1,574,174	6,206,277
Net non-interest income,	2,003,830	49,114	58,103	458,908	1,020,152	3,590,107	(804,903)	658,243	2,126,961
Non-interest income	17,059,303	458,541	206,217	3,213,050	1,285,427	22,222,538	(947,907)	3,942,231	17,332,400
Non-interest expense	15,055,473	409,427	148,114	2,754,142	265,275	18,632,431	(143,004)	3,283,988	15,205,439
Other expense	4,512,870	426,779	331,106	576,496	631,208	6,478,459	(251,015)	1,503,515	4,723,929
Administrative expense	2,549,359	273,698	223,532	569,619	424,519	4,040,727	(288,792)	1,098,741	2,653,194
Impairment loss on credit loss and others	1,963,511	153,081	107,574	6,877	206,689	2,437,732	37,777	404,774	2,070,735
Operating income	2,593,189	263,237	182,744	214,961	393,554	3,647,685	(538,184)	817,443	2,292,058
Non-operating income	65,982	(8,514)	(6,384)	41,143	(6,356)	85,871	5,795	41,878	49,788
Net income before income tax expense	2,659,171	254,723	176,360	256,104	387,198	3,733,556	(532,389)	859,321	2,341,846
Income tax expense	589,800	59,076	40,032	58,323	30,031	777,262	(27,410)	190,841	559,011
Net income	2,069,371	195,647	136,328	197,781	357,167	2,956,294	(504,979)	668,480	1,782,835

	December 31, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter- segment transaction	Dis- continued operation	Continued operation
Net interest income	4,975,625	645,273	448,909	386,662	76,885	6,533,354	10,985	1,696,439	4,847,900
Interest income	10,829,053	1,349,661	936,014	718,285	565,983	14,398,996	(69,958)	3,437,797	10,891,241
Interest expense	5,853,428	704,388	487,105	331,623	489,098	7,865,642	(80,943)	1,741,358	6,043,341
Net non-interest income,	1,280,388	28,020	48,468	333,711	992,405	2,682,992	(873,556)	484,774	1,324,662
Non-interest income	10,559,649	417,107	208,954	2,777,208	1,219,467	15,182,385	(1,013,283)	3,463,226	10,705,876
Non-interest expense	9,279,261	389,087	160,486	2,443,497	227,062	12,499,393	(139,727)	2,978,452	9,381,214
Other expense	4,491,933	434,484	312,577	546,868	591,767	6,377,629	(320,430)	1,434,144	4,623,055
Administrative expense	2,663,225	292,731	230,046	540,544	469,184	4,195,730	(308,148)	1,098,296	2,789,286
Impairment loss due to credit loss and others	1,828,708	141,753	82,531	6,324	122,583	2,181,899	(12,282)	335,848	1,833,769
Operating income	1,764,080	238,809	184,800	173,505	477,523	2,838,717	(542,141)	747,069	1,549,507
Non-operating income	74,341	(11,211)	(7,031)	(18,248)	22,140	59,991	(234)	(28,656)	88,413
Net income before income tax expense	1,838,421	227,598	177,769	155,257	499,663	2,898,708	(542,375)	718,413	1,637,920
Income tax expense	341,504	46,882	40,928	33,586	34,044	496,944	11,710	151,814	356,840
Net income	1,496,917	180,716	136,841	121,671	465,619	2,401,764	(554,085)	566,599	1,281,080

	December 31, 2013
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter- segment transaction	Dis- continued operation	Continued operation
Net interest income	4,419,876	651,197	415,478	380,833	287,240	6,154,624	60,516	1,723,118	4,492,022
Interest income	9,130,332	1,323,563	832,226	727,658	798,613	12,812,392	25,492	3,344,501	9,493,383
Interest expense	4,710,456	672,366	416,748	346,825	511,373	6,657,768	(35,024)	1,621,383	5,001,361
Net non-interest income,	754,954	57,798	23,987	222,458	724,654	1,783,851	(522,599)	388,793	872,459
Non-interest income	9,128,993	370,007	171,805	3,292,152	1,404,358	14,367,315	(608,868)	3,921,292	9,837,155
Non-interest expense	8,374,039	312,209	147,818	3,069,694	679,704	12,583,464	(86,269)	3,532,499	8,964,696
Other expense	4,710,399	549,022	357,772	542,462	842,073	7,001,728	(268,397)	1,608,417	5,124,914
Administrative expense	2,679,026	327,721	245,742	527,873	552,975	4,333,337	(296,693)	1,134,473	2,902,171
Impairment loss due to credit loss and others	2,031,373	221,301	112,030	14,589	289,098	2,668,391	28,296	473,944	2,222,743
Operating income	464,431	159,973	81,693	60,829	169,821	936,747	(193,686)	503,494	239,567
Non-operating income	53,396	(7,871)	(8,365)	3,645	(344,267)	(303,462)	(530,378)	(881,940)	48,100
Net income before income tax expense	517,827	152,102	73,328	64,474	(174,446)	633,285	(724,064)	(378,446)	287,667
Income tax expense	81,030	21,921	12,298	16,380	411,586	543,215	79,441	587,560	35,096
Net income	436,797	130,181	61,030	48,094	(586,032)	90,070	(803,505)	(966,006)	252,571

(3) Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(4) Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the year ended December 31, 2011, 2012 and 2013 amounted to 34,738,552 million Won, 27,905,486 million Won and 25,698,177 million Won, respectively, and revenue from the foreign customers amounted to 868,271 million Won, 592,654 million Won and 898,154 million Won, respectively (including the profit and losses that are reclassified to the discontinued operations). Of the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2012 and 2013 are 5,112,439 million Won and 3,730,455 million Won, respectively, and foreign subsidiaries are 36,126 million Won and 33,102 million Won, respectively.

6. Restricted Deposits

Details of restricted deposits are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013(*)
Financial assets at FVTPL:
Korea Finance Security Co., Ltd.	826,292	783,806	Regulation on supervision of securities business
AFS financial assets:
Korea Exchange	10,176	7,665	Collective fund for loss
Loans and receivables:
Due from banks in local currency
The Bank of Korea	10,001,184	9,581,701	Reserve deposits
Korea Exchange	751	501	Deposits for required allotted charges
Korea Finance Security Co., Ltd.	319,345	250,140	Regulation on supervision of securities business
Samsung Security and others	47,592	179,609	Margins
Shinhan Bank and others	55	80	Deposits for opening account, etc.
Others	485,010	703,632	Borrowings on collateral, etc.
Due from banks in foreign currencies
The Bank of Korea	484,261	723,153	Reserve deposits
Central Bank of Bangladesh, etc.,	426,429	586,958	Reserve deposits
Bank of Tokyo Mitsubishi, etc.	17,905	16,352	Installation deposits of financial institution, etc.
Barclays, etc.	59,412	128,975	Derivative transaction collateral provider, etc.

Sub-total	11,841,944	12,171,101

Total	12,678,412	12,962,572

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

7. Financial Assets at FVTPL

Financial assets at FVTPL consist of financial assets held for trading and financial assets designated at FVTPL.

(1) Financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Deposits:
Reserve for claims of customers deposits	826,292	—
Deposits indexed to gold prices	5,582	9,299

Sub-total	831,874	9,299

Securities:
Debt securities
Korean treasury and government agencies	2,405,378	574,016
Financial institutions	4,377,777	1,019,008
Corporates	5,997,825	409,272
CP	3,161,090	—
Equity securities	706,306	196,072
Beneficiary certificates	755,208	166,623
CMA securities	1,936,507	200,500
Others	2,376,404	33,084

Sub-total	21,716,495	2,598,575

Derivatives instruments assets:
Interest rate derivatives	1,820,628	1,007,634
Currency derivatives	1,564,671	1,118,928
Equity derivatives	309,081	55,105
Credit derivatives	28,133	—
Commodity derivatives	17,800	2,764

Sub-total	3,740,313	2,184,431

Total	26,288,682	4,792,305

(2) Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Equity-linked securities	651,309	—
Asset-backed securities	384,691	—
Debt securities	5,305	2,676
Equity securities	11,758	11,216
Structured deposit	10,471	—

Total	1,063,534	13,892

8. AFS Financial Assets

AFS financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	2,659,543	24,626	(2,863)	2,681,306
Financial institutions	6,031,959	18,864	(1,358)	6,049,465
Corporates	4,288,897	47,964	(15,461)	4,321,400
Asset-backed securities	400,602	2,416	(19,809)	383,209
Foreign currency bonds	212,594	516	(215)	212,895
Sub-Total	13,593,595	94,386	(39,706)	13,648,275
Equity securities	1,692,124	525,068	(32,386)	2,184,806
Beneficiary certificates	2,841,752	15,001	(3,273)	2,853,480
Others	203,588	—	(1,226)	202,362

Total	18,331,059	634,455	(76,591)	18,888,923

	December 31, 2013
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	2,689,786	6,168	(15,105)	2,680,849
Financial institutions	6,508,988	4,376	(1,296)	6,512,068
Corporates	2,426,565	11,902	(4,806)	2,433,661
Asset-backed securities	291,498	6,807	(25,291)	273,014
Foreign currency bonds	230,210	129	(752)	229,587
Sub-Total	12,147,047	29,382	(47,250)	12,129,179
Equity securities	1,379,514	272,288	(36,327)	1,615,475
Beneficiary certificates	3,007,653	59,966	(2,339)	3,065,280
Others	275,260	432	(178)	275,514

Total	16,809,474	362,068	(86,094)	17,085,448

9. HTM Financial Assets

HTM financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	7,664,773	175,905	(5,868)	7,834,810
Financial institutions	3,620,821	24,789	(311)	3,645,299
Corporates	7,351,726	136,496	(3,270)	7,484,952
Foreign currency bonds	36,493	—	—	36,493
Securities loaned	10,988	24	—	11,012

Total	18,684,801	337,214	(9,449)	19,012,566

	December 31, 2013
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	4,728,909	58,237	(16,900)	4,770,246
Financial institutions	2,155,965	8,013	(593)	2,163,385
Corporates	5,131,162	65,108	(6,361)	5,189,909
Foreign currency bonds	22,784	—	—	22,784

Total	12,038,820	131,358	(23,854)	12,146,324

10. Loans and Receivables

(1) Loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Due from banks	14,382,064	10,212,112
Allowance for credit losses	(6,675)	(3,995)
Loans	221,261,656	194,036,383
Allowance for credit losses	(3,565,366)	(3,337,173)
Other receivables	18,503,408	11,311,510
Allowance for credit losses	(299,536)	(306,464)

Total	250,275,551	211,912,373

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Due from banks in local currency:
Due from the Bank of Korea	10,001,184	8,304,869
Due from depository banks	1,905,843	4,127
Due from non-depository	499,536	22,418
Due from the Korea Exchange	393,308	880
Others	24,980	18,744
Allowance for credit losses	(4,854)	(1,978)

Sub-total	12,819,997	8,349,060

Due from banks in foreign currencies:
Due from banks on demand	648,940	920,713
Due from banks on time	470,316	439,595
Others	437,957	500,766
Allowance for credit losses	(1,821)	(2,017)

Sub-total	1,555,392	1,859,057

Total	14,375,389	10,208,117

(3) Loans are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Loans in local currency	178,386,859	156,027,788
Loans in foreign currencies	10,454,463	9,996,738
Domestic banker’s letter of credit	5,240,805	4,958,522
Credit card accounts	4,500,687	4,205,707
Bills bought in foreign currencies	4,662,700	4,234,937
Bills bought in local currency	887,965	186,159
Factoring receivables	187,421	176,449
Advances for customers on guarantees	128,394	54,645
Privately placed bonds	1,448,175	485,174
Loans to be converted to equity securities	1,723	498
Finance leases	639,729	—
Loans for installment	1,811,214	—
Securitized loans	1,585,005	310,748
Loans secured by securities	1,231,035	—
Call loans	5,377,763	8,092,405
Bonds purchased under resale agreements	4,414,395	4,980,889
Others	303,323	325,724
Allowance for credit losses	(3,565,366)	(3,337,173)

Total	217,696,290	190,699,210

(4) Other receivables are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
CMA accounts	3,920	107,100
Receivables	14,322,051	8,397,838
Accrued income	1,543,370	892,135
Telex and telephone subscription rights and refundable deposits	1,307,725	1,045,064
Other debtors	1,326,342	869,373
Allowance for credit losses	(299,536)	(306,464)

Total	18,203,872	11,005,046

(5) Changes in allowance for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(217,366)	(4,185,626)	(122,415)	(392,007)	(4,917,414)
Net provision	(141,199)	(1,781,456)	(115,100)	(124,870)	(2,162,625)
Increase due to repurchase of non-performing loans	(295)	(3,230)	—	—	(3,525)
Recoveries of written-off loans	(43,036)	(26,107)	(33,718)	(1,626)	(104,487)
Charge-off	123,740	2,079,835	141,954	23,274	2,368,803
Sales of loans and receivables	8,376	527,943	—	1,296	537,615
Unwinding effect	8,882	139,783	75	7,357	156,097
Others	934	105,956	486	(19,838)	87,538

Ending balance	(259,964)	(3,142,902)	(128,718)	(506,414)	(4,037,998)

	For the year ended December 31, 2012
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(259,964)	(3,142,902)	(128,718)	(506,638)	(4,038,222)
Net provision	(241,958)	(1,712,347)	(151,565)	(26,416)	(2,132,286)
Recoveries of written-off loans	(53,638)	(187,155)	(33,830)	(401)	(275,024)
Charge-off	190,122	1,839,241	185,545	8,610	2,223,518
Sales of loans and receivables	9,953	152,926	7	963	163,849
Unwinding effect	14,450	107,774	311	577	123,112
Others	13,867	(41,397)	479	90,527	63,476

Ending balance	(327,168)	(2,983,860)	(127,771)	(432,778)	(3,871,577)

	For the year ended December 31, 2013
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(327,168)	(2,983,860)	(127,771)	(432,778)	(3,871,577)
Net provision(*)	(238,400)	(2,178,951)	(137,174)	(68,288)	(2,622,813)
Recoveries of written-off loans	(41,847)	(168,799)	(25,836)	891	(235,591)
Charge-off	179,911	1,625,220	172,257	2,034	1,979,422
Sales of loans and receivables	8,038	152,792	14	147	160,991
Unwinding effect	21,200	140,863	530	499	163,092
Classified into disposal group held for sale	74,896	92,503	—	40,178	207,577
Classified into disposal group held for distribution to owners	10,531	467,581	12,071	7,686	497,869
Others	16,935	60,093	296	(3,926)	73,398

Ending balance	(295,904)	(2,792,558)	(105,613)	(453,557)	(3,647,632)

(*)	Includes continued and discontinued operations. Refer to the Note 38 for disclosures of provision charges on continuing operations.

11. The Fair Value of Financial Assets and Liabilities

(1) The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and respective market conditions such as volume of transactions and transparency of transactions between market participants are considered when determining the classification of the inputs used in the valuations. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market information is not readily available, the Group’s own assumptions reflect those the Group believes a market participant would use for measuring those specific assets or liabilities at the measurement date. The fair value measurement is described in one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity and debt securities and derivatives.

•

Level 2— fair value measurements derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-publicly traded securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

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

(2) Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Fair value in active market (Level 1)(*1)	Observable market data (Level 2)(*1)	Other valuation technique (Level 3)(*2)	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	826,292	—	826,292
Deposits indexed to gold prices	5,582	—	—	5,582
Debt securities
Korean treasury and government agencies	1,951,591	453,787	—	2,405,378
Financial institutions	—	4,377,777	—	4,377,777
Corporates	—	5,997,825	—	5,997,825
CP	—	3,161,090	—	3,161,090
Equity securities	706,306	—	—	706,306
Beneficiary certificates	664,533	90,675	—	755,208
CMA securities	—	1,936,507	—	1,936,507
Others	105,000	2,271,404	—	2,376,404

Derivatives instruments assets
Interest rate derivatives	—	1,765,081	55,547	1,820,628
Currency derivatives	—	1,564,243	428	1,564,671
Equity derivatives	2,910	89,549	216,622	309,081
Credit derivatives	—	9,988	18,145	28,133
Commodity derivatives	1,264	6,261	10,275	17,800

Financial assets designed at FVTPL
Equity linked securities	—	58,180	593,129	651,309
Asset-backed securities	—	337,701	46,990	384,691
Debt securities	—	—	5,305	5,305
Equity securities	637	—	11,121	11,758
Structured deposit	—	10,471	—	10,471

AFS financial assets
Debt securities
Korean treasury and government agencies	2,608,348	72,958	—	2,681,306
Financial institutions	—	6,049,465	—	6,049,465
Corporates	—	4,309,381	12,019	4,321,400
Asset-backed securities	—	383,209	—	383,209
Foreign currency bonds	19,143	192,038	1,714	212,895

Equity securities	268,027	—	1,916,779	2,184,806
Beneficiary certificates	—	2,466,899	386,581	2,853,480
Others	20,413	51,704	130,245	202,362

Derivative assets	—	281,069	—	281,069

	December 31, 2012
	Fair value in active market (Level 1)(*1)	Observable market data (Level 2)(*1)	Other valuation technique (Level 3)(*2)	Total

Financial liabilities:
Financial liabilities held for trading
Deposits
Gold banking liabilities	5,583	—	—	5,583
Borrowings
Warrants in short position	3,197	2,130	—	5,327
Securities in short position	788,461	629	—	789,090
Derivative liabilities
Interest rate derivatives	—	1,838,742	55,788	1,894,530
Currency derivatives	—	1,401,426	—	1,401,426
Equity derivatives	1,492	—	79,038	80,530
Credit derivatives	—	358	16,281	16,639
Commodity derivatives	421	6,624	8,141	15,186

Financial liabilities designated at FVTPL
Borrowings	—	1,664,566	4,797,434	6,462,000
Debentures	—	315,454	—	315,454

Derivative liabilities	—	38,000	—	38,000

	December 31, 2013
	Fair value in active market (Level 1)(*1)	Observable market data (Level 2)(*1)	Other valuation technique (Level 3) (*2)	Total	Classified into disposal group held for sale	Classified into disposal group held for distribution to owners	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	783,806	—	783,806	783,806	—	—
Deposits indexed to gold prices	9,299	—	—	9,299	—	—	9,299
Debt securities
Korean treasury and government agencies	1,590,218	498,008	—	2,088,226	1,477,214	36,996	574,016
Financial institutions	—	5,348,483	—	5,348,483	4,220,271	109,204	1,019,008
Corporates	—	6,879,423	—	6,879,423	6,406,303	63,848	409,272
CP	—	126,638	—	126,638	104,101	22,537	—
Equity securities	798,102	92,559	—	890,661	684,525	10,064	196,072
Beneficiary certificates	1,259,784	64,909	—	1,324,693	1,148,471	9,599	166,623
CMA securities	—	200,500	—	200,500	—	—	200,500
Others	2,084,811	3,086,527	6,185	5,177,523	5,144,439	—	33,084

Derivatives instruments assets
Interest rate derivatives	—	1,091,980	61,420	1,153,400	145,464	302	1,007,634
Currency derivatives	—	1,217,958	9,905	1,227,863	70,615	38,320	1,118,928
Equity derivatives	5,206	113,204	221,090	339,500	284,154	241	55,105
Credit derivatives	—	12,050	17,220	29,270	29,270	—	—
Commodity derivatives	2,950	2,886	12,755	18,591	15,827	—	2,764

Financial assets designed at FVTPL
Equity-linked securities	—	149,185	408,120	557,305	525,855	31,450	—
Asset-backed securities	—	332,404	—	332,404	—	332,404	—
Debt securities	—	—	2,676	2,676	—	—	2,676
Equity securities	637	—	10,579	11,216	—	—	11,216
Beneficiary certificates	—	61,696	—	61,696	61,696	—	—

	December 31, 2013
	Fair value in active market (Level 1)(*1)	Observable market data (Level 2)(*1)	Other valuation technique (Level 3) (*2)	Total	Classified into disposal group held for sale	Classified into disposal group held for distribution to owners	Total

AFS financial assets
Debt securities
Korean treasury and government agencies	3,179,979	408,115	—	3,588,094	210,316	696,929	2,680,849
Financial institutions	—	6,948,904	—	6,948,904	196,959	239,877	6,512,068
Corporates	—	4,234,302	7,362	4,241,664	100,962	1,707,041	2,433,661
Asset-backed securities	—	273,014	—	273,014	—	—	273,014
Foreign currency bonds	4,672	230,541	1,688	236,901	—	7,314	229,587
Equity securities	481,878	33,644	1,843,889	2,359,411	441,039	302,897	1,615,475
Beneficiary certificates	—	2,742,061	562,941	3,305,002	56,040	183,682	3,065,280
Others	309,980	80,667	102,914	493,561	97,830	120,217	275,514

Derivative assets	—	142,689	—	142,689	11,279	—	131,410

Financial liabilities:
Financial liabilities held for trading
Deposits
Gold banking liabilities	9,254	—	—	9,254	—	—	9,254
Borrowings
Warrants in short position	1,563	—	—	1,563	1,563	—	—
Securities in short position	1,114,424	—	—	1,114,424	1,114,424	—	—
Derivative liabilities
Interest rate derivatives	—	1,167,279	43,193	1,210,472	176,290	258	1,033,924
Currency derivatives	—	1,118,142	106	1,118,248	48,013	31,386	1,038,849
Stock derivatives	4,961	225,357	104,708	335,026	314,346	318	20,362
Credit derivatives	—	1,028	6,441	7,469	7,469	—	—
Commodity derivatives	615	3,032	98,971	102,618	99,706	—	2,912

Financial liabilities designated at FVTPL
Borrowings	—	2,897,882	5,587,261	8,485,143	8,266,355	—	218,788
Debentures	—	183,159	—	183,159	—	—	183,159

Derivative liabilities	—	19,962	—	19,962	2,257	15,920	1,785

(*1)	There is no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between the Levels at the price at the end of reporting period within which events or conditions changes.
(*2)	Certain AFS unquoted equity securities were measured at cost as of December 31, 2012 and 2013 (234,161 million Won and 197,350 million Won at December 31, 2012 and 2013, respectively). These unquoted equity instruments mostly represent minority investments in special purposed entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities designated at FVTPL, held-for-trading financial assets and liabilities, AFS financial assets, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement methods	Alternative assumptions
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk-free market rate, credit spread

Equity securities	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, Market Risk Premium, Beta

Derivatives product

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, Forward Rate, Volatility, Foreign Exchange Rate, Stock Prices, etc.

Securities linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, Risk-free market rate, Market rate, Dividend and convenience yield, Correlation, Volatility, Credit spread, and Foreign Exchange rate

Debenture	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Measurement methods	Inputs	Range
Derivatives assets	Option pricing model and others	Correlation Coefficient	(-)1~1
		Historical Volatility	0%~70%
		Credit risk-adjusted rate	0%~100%
Derivatives liabilities	Option pricing model and others	Correlation Coefficient	(-)1~1
		Historical Volatility	0%~70%
Equity-linked securities and derivative-linked securities	Monte Carlo Simulation and others	The correlation coefficient	(-)1~1
		Historical Volatility	0%~70%
Equity Securities	External valuation price and others	Expected growth rate and others	0%~1%

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3) Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	January 1, 2011	Net income(*)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	December 31, 2011
Financial assets:
Financial assets held for trading
Derivatives instruments assets
Interest rate derivatives	13,727	4,318	—	—	(4,269)	—	13,776
Currency derivatives	1,543	(68)	—	—	—	—	1,475
Equity derivatives	62,923	831	—	33,585	(42,983)	—	54,356
Credit derivatives	3,873	6,555	—	4,113	—	—	14,541
Commodity derivatives	4,119	(1,259)	—	7,208	(2,584)	—	7,484

Financial assets designed at FVTPL
Equity linked securities	398,190	(76,405)	—	388,474	(261,468)	—	448,791
Asset-backed securities	53,506	(4,144)	—	—	—	—	49,362
Equity securities	10,345	434	—	441	—	—	11,220

AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	—	—	8,800
Corporates	13,617	2,993	—	—	(1,564)	—	15,046
Foreign currency bonds	40,099	666	—	—	(6,292)	(32,628)	1,845

Equity securities	2,745,104	874,494	(420,404)	362,169	(1,164,514)	(23,227)	2,373,622
Beneficiary certificates	236,301	(583)	7,921	32,685	(44,033)	20,680	252,971
Others	29,693	707	—	65,477	(2,238)	—	93,639

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	9,828	4,857	—	—	(1,876)	—	12,809
Equity derivatives	315,325	188,944	—	231,192	(219,131)	—	516,330
Credit derivatives	3,421	4,206	—	6,624	—	—	14,251
Commodity derivatives	10,547	9,247	—	2,762	(16,339)	—	6,217

Financial liabilities designated at FVTPL
Borrowings	1,766,213	(304,837)	—	2,771,127	(1,334,952)	—	2,897,551

(*)	From the financial assets and liabilities classified as level 3, which the Group was holding as at the end of December 31, 2011, loss of 723,894 million Won, consisting of net gain (loss) on financial instruments at FVTPL and impairment loss on AFS financial assets, was recognized in the consolidated statement of comprehensive income.

	For the year ended December 31, 2012
	January 1, 2012	Net income (loss)(*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	December 31, 2012
Financial assets:
Financial assets held for trading
Derivatives instruments assets
Interest rate derivatives	13,776	42,023	—	—	(252)	—	55,547
Currency derivatives	1,475	(439)	—	—	(608)	—	428
Equity derivatives	54,356	173,500	—	132,006	(143,240)	—	216,622
Credit derivatives	14,541	5,390	—	—	(1,786)	—	18,145
Commodity derivatives	7,484	4,784	—	808	(2,801)	—	10,275

Financial assets designed at FVTPL
Equity linked securities	448,791	116,826	—	294,621	(267,109)	—	593,129
Asset-backed securities	49,362	(2,372)	—	—	—	—	46,990
Debt securities	—	—	—	5,305	—	—	5,305
Equity securities	11,220	(88)	(442)	4,110	(3,679)	—	11,121

AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	(8,800)	—	—
Corporates	15,046	—	5,087	—	(8,114)	—	12,019
Foreign currency bonds	1,845	(131)	—	—	—	—	1,714

Equity securities(*2)	2,373,622	340,356	(354,390)	195,418	(635,333)	(2,894)	1,916,779
Beneficiary certificates(*2)	265,155	66,114	(52,244)	66,006	(124,669)	166,219	386,581
Others	93,639	183	(1,458)	167,456	(126,757)	(2,818)	130,245

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	12,809	41,056	—	1,923	—	—	55,788
Equity derivatives	242,881	(233,532)	—	17,645	52,044	—	79,038
Credit derivatives	14,251	(4,004)	—	6,034	—	—	16,281
Commodity derivatives	6,217	(1,044)	—	3,099	(131)	—	8,141

Financial liabilities designated at FVTPL
Borrowings	3,171,000	744,519	—	3,704,462	(2,822,547)	—	4,797,434

(*1)	From the financial assets and liabilities classified as level 3, which the Group was holding as at the end of December 31, 2012, loss of 239,402 million Won, consisting of net gain (loss) on financial instruments at FVTPL and impairment loss on AFS financial assets, was recognized in the consolidated statement of comprehensive income.
(*2)	AFS financial assets were transferred into or out of level 3 upon changes in the degree of subjectivity and uncertainty used to measure the fair values for the AFS financial assets. The Group recognizes transfers between levels at price at the end of the reporting period within which events or conditions changes.

	For the year ended December 31, 2013
	January 1, 2013	Net Income (loss)(*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	December 31, 2013(*3)
Financial assets:
Financial assets held for trading
Others	—	(2,241)	—	—	(11,940)	20,366	6,185
Derivatives instruments assets
Interest rate derivatives	55,547	(14,340)	—	—	(5,014)	25,227	61,420
Currency derivatives	428	(120)	—	90	20	9,487	9,905
Equity derivatives	216,622	118,292	—	32,208	(146,032)	—	221,090
Credit derivatives	18,145	15,175	—	—	(16,100)	—	17,220
Commodity derivatives	10,275	8,800	—	(1,085)	(5,235)	—	12,755

Financial assets designed at FVTPL
Equity-linked securities	593,129	43,372	—	285,796	(514,177)	—	408,120
Asset-backed securities	46,990	—	—	—	(46,990)	—	—
Debt securities	5,305	73	—	—	(2,702)	—	2,676
Equity securities	11,121	840	—	1,912	(3,294)	—	10,579

AFS financial assets
Debt securities
Corporates	12,019	(7,684)	3,027	—	—	—	7,362
Foreign currency bonds	1,714	(26)	—	—	—	—	1,688
Equity securities(*2)	1,916,779	(70,057)	(17,104)	253,824	(131,815)	(107,738)	1,843,889
Beneficiary certificates(*2)	386,581	(17,115)	18,113	115,498	(54,531)	114,395	562,941
Others(*2)	130,245	(4,821)	1,577	4,666	(3,253)	(25,500)	102,914

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	55,788	(12,489)	—	64	(4,823)	4,653	43,193
Currency derivatives	—	(726)	—	277	555	—	106
Equity derivatives	79,038	41,173	—	7,703	(23,206)	—	104,708
Credit derivatives	16,281	(6,570)	—	—	(3,270)	—	6,441
Commodity derivatives	8,141	76,182	—	25,763	(11,115)	—	98,971

Financial liabilities designated at FVTPL
Borrowings	4,797,434	227,218	—	4,758,507	(4,195,898)	—	5,587,261

(*1)	From the financial assets and liabilities classified as level 3, which the Group was holding as at the end of December 31, 2013, loss of 117,855 million Won, consisting of net gain (loss) on financial instruments at FVTPL and impairment loss on AFS financial assets, was recognized in the consolidated statement of comprehensive income.
(*2)	AFS financial assets were transferred into or out of level 3 upon changes in the degree of subjectivity and uncertainty used to measure the fair values for the AFS financial assets. The Group recognizes transfers between levels at the prices at the end of the reporting period within which events or conditions changes.
(*3)	Including financial assets of 1,662,501 million Won and financial liabilities of 5,600,440 million Won which are classified into disposal group held for sale and disposal group held for distribution to owners respectively as of December 31, 2013.

(4) Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) equity derivatives and interest rate derivatives of which fair value changes are recognized as current income; (2) equity securities, debt securities, and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative assumptions on the fair value of level 3 financial instruments for the years ended December 31, 2012 and 2013. (Unit: Korean Won in millions):

	For the year ended December 31, 2012				For the year ended December 31, 2013
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*1)	33,816	(32,959)	—	—	33,867	(45,614)	—	—
Financial assets designed at FVTPL
Equity-linked securities(*1)	4,613	(798)	—	—	1,672	(321)	—	—
AFS financial assets
Equity securities(*2)	—	(1,004)	210,709	(85,205)	—	—	150,607	(60,481)
Beneficiary certificates(*3)	—	—	1,953	(1,896)	—	—	5,851	(5,642)
Others(*3)	—	—	—	—	—	—	1,296	(647)

Total	38,429	(34,761)	212,662	(87,101)	35,539	(45,935)	157,754	(66,770)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*1)	31,815	(30,414)	—	—	32,097	(36,434)	—	—
Financial liabilities designated at FVTPL
Borrowings(*4)	16,254	(26,984)	—	—	55,764	(34,133)	—	—

Total	48,069	(57,398)	—	—	87,861	(70,567)	—	—

(*1)	Fair value changes of derivatives instruments assets, derivative liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation by 10%, respectively. The volatility of historical stock price and correlation are major unobservable variables.
(*2)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value ((-)1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.
(*3)	Fair value changes of beneficiary certificates and other securities are calculated by increasing or decreasing price fluctuation of underlying properties or real estate and discount rate by 1%. The price fluctuation of underlying properties and discount rate are major unobservable variables.
(*4)	Fair value changes of borrowings including equity linked securities in short position and other derivative combined securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation by 10%, respectively.

(5) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of December 31, 2012
	Fair value				Carrying value
	Level 1	Level 2	Level 3	Total
Financial assets:
Held-to-maturity financial assets	5,415,111	13,597,447	—	19,012,558	18,684,801
Loans and receivables	—	—	252,246,054	252,246,054	250,275,551
Financial liabilities:
Deposits due to customers	—	188,683,267	14,447,404	203,130,671	204,209,580
Borrowings	—	32,846,380	705,443	33,551,823	33,479,716
Debentures	—	28,232,282	1,027,024	29,259,306	27,959,969
Other financial liabilities	—	24,293,585	1,191,691	25,485,276	25,544,410

	As of December 31, 2013
	Fair value				Carrying value
	Level 1	Level 2	Level 3	Total	Classified into asset group held for sale	Classified into asset group held for distribution to owners	Carrying value
Financial assets:
Held-to-maturity financial assets	4,276,844	12,069,195	—	16,346,039	3,025	4,124,084	12,038,820
Loans and receivables	—	—	266,158,950	266,158,950	11,738,411	41,057,781	211,912,373
Financial liabilities:
Deposits due to customers	—	200,398,709	14,213,925	214,612,634	1,988,495	36,603,292	175,323,644
Borrowings	—	34,599,697	1,816,501	36,416,198	13,502,487	4,860,597	18,231,511
Debentures	—	26,813,454	2,331,390	29,144,844	4,045,486	2,515,965	21,677,674
Other financial liabilities	—	22,516,475	1,717,276	24,233,751	2,308,489	1,859,151	19,914,947

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement methods	Alternative assumptions
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk-free market rate, Credit spread

Loans and receivables	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, Credit spread, Prepayment-rate

Deposit due to customers, Borrowings, and Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

(6) Derecognition of financial assets

1)	The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the consolidated financial statements of the Group through disposals, but the Group still have continuous involvements are given as below:

	December 31, 2012
	Type of continuous involvement	Carrying value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds	1,746	1,930	1,746
Conditional disposal of loans to KAMCO(*)	Post settlement	—	—	709

	December 31, 2013
	Type of continuous involvement	Carrying value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds	1,746	1,851	1,746
Conditional disposal of loans to KAMCO(*)	Post settlement	—	—	709

(*)	KAMCO is still in the process of collecting cash flows related to the transferred assets and the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. Under previous K-GAAP, the Group derecognized the transferred assets although the Group retains and continues to retain substantially all such risks and rewards and according to the transition exemptions in IFRS 1, the Group did not reassess the derecognition criteria for these transfers at the transition date.

2)	Transferred financial assets that are not derecognized in their entirety

a)	Disposal of securities under repurchase agreement

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows:

		December 31, 2012	December 31, 2013
Property transferred	Financial assets at FVTPL	7,226,271	—
	AFS financial assets	423,536	126,589
	HTM financial assets	1,041,159	651,582

	Total	8,690,966	778,171

Liabilities recorded	Bonds sold under repurchase agreements	8,372,522	513,442

b)	Loaned securities

When the Group loans its securities to outside parties, the legal ownership of the securities are transferred, however, they should be returned at the end of lending period and therefore, the Group does not derecognize the assets from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership.

		December 31, 2012	December 31, 2013	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies bonds	109,921	—	Korea Securities Depository and others
	Korean treasury and government agencies securities	28,646	33,084	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	20,413	240,034	Korea Securities Depository and others
HTM financial assets	Korean corporates bonds	10,988	—	Korea Securities Depository

	Total	169,968	273,118

Meanwhile, the details of the transferred financial assets that are not derecognized are explained in Note 17.

(7)	The offset of financial assets and liabilities

The Group has both receivables and payables related to the Korean exchange markets that meet the offsetting criteria under IAS 32 and therefore the net amount of uncollected Korean exchange receivables (or unpaid Korean exchange payables) is included in loan and receivables (or other financial liabilities) on the consolidated statement of financial position.

The Group has the right to offset certain derivatives assets and liabilities (including corresponding cash collateral placed or received) as well as certain spot foreign exchange receivables in case of default, insolvency or bankruptcy by one of the counterparties. These agreements do not qualify for offsetting on the Group’s balance sheet under IAS 32.

The Group has entered into sale and repurchase agreements and accounted for it as collateralized borrowings. Also, the Group has entered into purchase and resale agreements and accounted for it as secured loans. For transactions where the repurchase and resale agreements are with the same counterparty, the Group may have an offsetting right in case of default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of IAS 32 for net balance sheet presentation.

As at the end of reporting periods, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below:

	December 31, 2012
	Gross amounts of financial assets	Gross amounts of financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets(*1)	4,352,505	—	4,352,505
Foreign exchange spot receivables(*2)	11,824,708	—	11,824,708
Sub-Total(*6)	16,177,123	—	16,177,213	15,433,648	145,561	598,004
Bonds purchased under resale agreements(*2)	4,414,395	—	4,414,395	4,414,395	—	—
Receivables from Korean exchange markets(*2)(*5)	29,754,447	28,562,206	1,192,242	—	—	1,192,242

Total	50,346,055	28,562,206	21,783,850	19,848,043	145,561	1,790,246

	December 31, 2012
	Gross amounts of financial liabilities	Gross amounts of financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities(*1)	4,645,636	—	4,645,636
Foreign exchange spot payables(*3)	11,823,984	—	11,823,984
Sub-total(*6)	16,469,620	—	16,469,620	15,232,940	370,047	866,633
Bonds sold under repurchase agreements(*4)	8,372,522	—	8,372,522	8,372,522	—	—
Payables to Korean exchanges(*3)(*5)	28,762,889	28,562,206	200,683	59,332	—	141,351

Total	53,605,031	28,562,206	25,042,825	23,664,794	370,047	1,007,984

(*1)	Includes derivatives held for trading, derivatives for hedging
(*2)	Included in loans and receivables
(*3)	Included in other financial liabilities
(*4)	Included in borrowings
(*5)	Some of domestic exchanges receivable and domestic exchanges payable is presented in net amounts.
(*6)	In case of having balances of foreign exchange spot receivables/payables and derivative asset/liability with the same counterparty, the Group is eligible to settle them net, in accordance with master netting agreements.

	December 31, 2013
	Gross amounts of financial assets	Gross amounts of financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets(*1)	2,259,165	—	2,259,165
Foreign exchange spot receivables(*2)	7,179,446	—	7,179,446
Sub-total	9,438,611	—	9,438,611	8,998,345	121,042	319,224
Bonds purchased under resale agreements(*2)	4,980,889	—	4,980,889	4,980,889	—	—
Receivables from Korean exchange markets(*2)	23,808,051	23,222,175	585,876	—	—	585,876

Total	38,227,551	23,222,175	15,005,376	13,979,234	121,042	905,100

	December 31, 2013
	Gross amounts of financial liabilities	Gross amounts of financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others(*1)	2,300,467	—	2,300,467
Foreign exchange spot payables(*3)	7,180,609	—	7,180,609
Sub-total	9,481,076	—	9,481,076	9,008,732	—	472,704
Bonds sold under repurchase agreements(*4)	513,442	—	513,442	513,442	—	—
Domestic exchanges payable(*3)	25,992,000	23,222,175	2,769,825	2,746,298	—	23,527

Total	35,986,518	23,222,175	12,764,343	12,268,112	—	496,231

(*1)	Includes derivatives held for trading, derivatives for hedging
(*2)	Included in loans and receivables
(*3)	Included in other financial liabilities
(*4)	Included in borrowings

12. Investments in Joint ventures and Associates

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)
Joint ventures and Associates	Main business	December 31, 2012	December 31, 2013
Woori Finance Holdings:
Woori Aviva Life Insurance Co., Ltd.(*1)	Life insurance	51.6	51.6
Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Financial, Woori Investment & Securities and Woori Private Equity Fund(*9):
Woori Blackstone Korea Opportunity Private Equity Fund I	Finance	44.6	44.6
Woori Bank, Kyongnam Bank and Kwangju Bank(*9):
Korea Credit Bureau Co., Ltd.(*2)	Credit information	9.0	9.0
Woori Bank, Woori Investment & Securities(*9):
DKT(*6)(*7)	Manufacturing	—	28.2
Woori Bank and Woori F&I(*9):
KAMCO Fifth Asset Securitization Specialty	Asset securitization	49.0	49.0
Woori Bank and Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd.(*10)	Semiconductor equipment	63.1	63.1
Woori Bank:
Korea Finance Security Co., Ltd.(*3)(*6)	Security service	15.3	15.3
Woori Service Networks Co., Ltd.(*3)(*6)	Freight & staffing services	4.9	4.9
Kumho Tire Co., Inc.(*4)(*11)	Manufacturing	17.8	12.5
United PF 1st Corporate Financial Stability(*2)	Finance	17.7	17.7
Chin Hung International Inc.(*6)(*11)	Construction	27.8	26.8
Poonglim Industrial Co., Ltd.	”	31.6	29.9
Ansang Tech Co., Ltd.(*5)(*12)	Manufacturing	—	23.0
Hana Construction Co., Ltd.(*12)	Construction	—	22.2
STX Engine Co., Ltd.(*4)(*11)(*12)	Manufacturing	—	15.0
SamHo Co., Ltd.(*4)(*11)(*12)	Construction	—	7.8
Postech Co., Ltd.(*12)	Freight & staffing services	—	22.6
Woori Investment & Securities(*9):
Woori New Alpha Fund(*1)	Investments	—	70.0
Woori F&I(*9):
Woori SB Eleventh Asset Securitization Specialty	Asset securitization	45.0	45.0
Woori SB Twelfth Asset Securitization Specialty	”	40.0	40.0
Woori BC Pegasus Asset Securitization Specialty	”	30.0	30.0
Woori Stream Fourth Asset Securitization Specialty	”	40.0	40.0
Woori EA First Asset Securitization Specialty	”	40.0	40.0
Woori EA Second Asset Securitization Specialty	”	40.0	40.0
Woori EA Sixth Asset Securitization Specialty	”	40.0	40.0
Woori EA Seventh Asset Securitization Specialty	”	45.0	45.0
Woori EA Ninth Asset Securitization Specialty	”	40.0	40.0
Woori EA Eleventh Asset Securitization Specialty	”	45.0	45.0
Woori EA Sixteenth Asset Securitization Specialty	”	30.0	30.0
Woori EA Seventeenth Asset Securitization Specialty	”	45.0	45.0
WR Loan Inc.	Other financial business	49.0	49.0
KAMCO Sixth Asset Securitization Specialty	Asset securitization	45.0	45.0
KAMCO Seventh Asset Securitization Specialty	”	45.0	45.0
Woori Fine First Asset Securitization Specialty	”	45.0	45.0
Woori Fine Second Asset Securitization Specialty	”	45.0	45.0
Woori Fine Third Asset Securitization Specialty	”	—	45.0
Woori Fine Fourth Asset Securitization Specialty	”	—	45.0
Woori HB Third Asset Securitization Specialty	”	40.0	40.0
Woori EA Nineteenth Asset Securitization Specialty	”	40.0	40.0
Woori KA First Asset Securitization Specialty	”	45.0	45.0
Chungdo Woori Century Security Co., Ltd.	Other financial business	49.5	49.5

		Percentage of ownership (%)
Joint ventures and Associates	Main business	December 31, 2012	December 31, 2013
Woori Private Equity Fund:
Woori Renaissance Holdings(*1)	Other financial business	51.6	51.6
Woori Private Equity
Woori Columbus First PEF(*8)	Other financial business	—	2.0
MARS Second(*9):
Seoul Lakeside Co., Ltd.(*6)	Hotel	47.5	47.5

(*1)	Woori Aviva Life Insurance Co. Ltd. is accounted for using the equity method as the investee is subject to joint control in accordance with the joint agreement with Aviva International Holdings Limited (“Aviva”), decision making on operating, investment and financing activities are made by the board members which are appointed equally by the Group and Aviva. Woori Renaissance Holdings is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement between Woori Private Equity Fund and Woori Renaissance Private Equity Fund. In addition, Woori New Alpha Funds has very similar contract between joint venturers, including the Group, thus it is deemed as a joint venture.
(*2)	Woori Bank, a subsidiary of the Parent company, can participate in decision making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships.
(*3)	The significant business of Woori Service Network and Korea Finance Security is transacted mostly with Woori Bank.
(*4)	Woori bank has significant influence in the creditors’ council of the investee.
(*5)	Keojin item Co., Ltd. has changed its name to AnsangTech Co., Ltd.
(*6)	The significant transactions and events between the end of reporting dates of the investees and the investors, of which fiscal years are different (i.e. September 30 and December 31, but not more than 3 months) have been properly addressed.
(*7)	The Group holds more than 20% of common stocks of the entity obtained, therefore it has significant influence over the entity.
(*8)	Woori Private Equity is participating in the decision making of dividend or other distributions of the entity as the general partner, thus it has significant influence over the entity.
(*9)	As at the end of 2013, interest in associates and joint ventures that are held by Kyongnam Bank, Kwangju Bank, Woori Financial, Woori Investment Securities and Woori F&I have been reclassified into disposal group held for sale or disposal group held for distribution (Note 46 and 47).
(*10)	The Group’s ownership interest participating in voting is 25.1%, therefore the Group has significant influence over the entity.
(*11)	The investment in associates that are publicly traded and have quoted market prices are Kumho Tire (11,500 Won as of December 31, 2013 and 13,000 Won as of December 31, 2012), Chin Hung International (1,610 Won as of December 31, 2013 and 648 Won as of December 31, 2012), STX Engine (4,600 Won as of December 31, 2013 and not applicable for 2012), and Samho Co., Ltd. (4,600 Won as of December 31, 2013 and not applicable for 2012)
(*12)	Woori Bank is holding the interest through debt for equity swap during the current period, however, the carrying values of investments in Ansang Tech and Hana Construction are nil as at the end of 2013.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Acquisition cost	January 1, 2011	Share of profits (losses)	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2011
Woori Aviva Life Insurance Co., Ltd.	110,098	104,158	2,744	—	—	—	3,857	4,099	114,858
Woori Blackstone Korea Opportunity First	156,600	50	5,681	153,900	—	—	—	—	159,631
Korea Credit Bureau	4,500	3,454	458	—	—	—	—	—	3,912
BC Card Co., Ltd.	11,668	147,564	—	—	(91,919)	—	(24,788)	(30,857)	—
Korea Finance Security Co., Ltd.	758	3,436	87	—	—	(55)	—	—	3,468
Woori Service Networks Co., Ltd.	24	104	6	—	—	(12)	—	—	98
Kumho Tire Co., Inc.	113,204	113,204	(12,952)	—	—	—	(3,560)	14,665	111,357
United PF 1st Corporate financial stability	148,000	—	1,099	148,000	—	—	—	—	149,099
Woori SB Fifth Asset Securitization Specialty	3,773	1,008	(27)	—	—	—	—	—	981
Woori SB Eighth Asset Securitization Specialty	2,787	1,218	76	—	(1,294)	—	—	—	—
Woori SB Ninth Asset Securitization Specialty	1,907	1,723	13	—	(161)	—	(1,575)	—	—
Woori SB Eleventh Asset Securitization Specialty	5,176	4,545	(89)	—	—	(495)	(3,150)	—	811
Woori SB Twelfth Asset Securitization Specialty	5,477	5,016	47	—	—	(709)	(400)	—	3,954
Woori BC Pegasus Asset Securitization Specialty	2,908	—	(2,462)	—	—	—	—	2,462	—
Woori Stream Third Asset Securitization Specialty	2,664	1,354	195	—	—	—	(600)	—	949
Woori Stream Fourth Asset Securitization Specialty	3,650	716	(11)	—	—	—	(200)	—	505
Woori HB First Asset Securitization Specialty	186	367	1,288	—	—	(716)	—	—	939
Woori Piastone Bridge Asset Securitization Specialty	2,717	3,598	290	—	—	(1,152)	(1,600)	—	1,136
Woori EA First Asset Securitization Specialty	400	—	(840)	—	—	(355)	—	1,195	—
Woori EA Second Asset Securitization Specialty	400	899	20	—	—	(1,205)	—	286	—
Woori EA Sixth Asset Securitization Specialty	400	—	(53)	—	—	(110)	—	163	—
Woori EA Seventh Asset Securitization Specialty	1,611	1,966	532	—	—	(271)	—	—	2,227
Woori EA Ninth Asset Securitization Specialty	400	384	4,226	—	—	(950)	—	—	3,660
Woori EA Eleventh Asset Securitization Specialty	9,905	—	1,000	9,905	—	—	(4)	—	10,901
CW Two Partners Co., Ltd.	605	134	(128)	—	—	—	—	—	6
Woori F&I Fifteenth Asset Securitization Specialty	1	566	3,110	—	—	(4,281)	—	605	—
KAMCO Fifth Asset Securitization Specialty	8,736	10,764	(960)	—	—	—	—	3,854	13,658
KAMCO Sixth Asset Securitization Specialty	5,314	6,566	1,741	—	—	(1,124)	—	—	7,183

	For the year ended December 31, 2011
	Acquisition cost	January 1, 2011	Share of profits (losses)	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2011
KAMCO Seventh Asset Securitization Specialty	1,285	1,210	352	—	—	(473)	—	—	1,089
Woori Tomato Second Asset Securitization Specialty	1	—	3,201	—	—	(1,912)	—	(1,289)	—
Woori Fine First Asset Securitization Specialty	15,697	15,647	2,394	—	—	(556)	—	—	17,485
Hiking-Woori Capital	230	209	(8)	—	(189)	—	(12)	—	—
Woori-Consus Capital	203	—	(371)	—	—	—	(63)	434	—
Chungdo Woori Century Security Corp.	8,187	8,644	256	—	—	—	518	—	9,418
Phoenix Digital Tech Co., Ltd.	10,459	8,833	(14,236)	—	—	—	5,403	—	—
Woori Renaissance Holdings	63,000	55,915	(23,399)	—	—	—	—	—	32,516
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,178	105	—	—	—	(282)	—	12,001
Sempio Foods Company	26,578	37,767	17,248	—	—	(333)	(428)	6	54,260
Seoul Lakeside Co., Ltd.	270,000	191,647	26,067	—	—	(5,700)	—	117	212,131

	1,011,414	744,844	16,700	311,805	(93,563)	(20,409)	(26,884)	(4,260)	928,233

	For the year ended December 31, 2012
	Acquisition cost	January 1, 2012	Share of profits (losses)	Acquisi- tion	Disposi- tion and others	Dividends	Change in Capital	Other changes	December 31, 2012
Woori Aviva Life Insurance Co., Ltd.	110,098	114,858	460	—	—	—	10,195	(3,107)	122,406
Woori Blackstone Korea Opportunity First	187,542	159,631	20,266	32,345	(1,403)	(3,803)	—	—	207,036
Korea Credit Bureau	4,500	3,912	283	—	—	—	(264)	—	3,931
KAMCO Fifth Asset Securitization Specialty	8,736	13,658	2,921	—	—	—	—	—	16,579
Korea Finance Security Co., Ltd.	758	3,468	831	—	—	(55)	—	—	4,244
Woori Service Networks Co., Ltd.	24	98	38	—	—	(7)	—	—	129
Kumho Tire Co., Inc.	113,204	111,357	16,647	—	—	—	3,323	24,701	156,028
United PF 1st Corporate financial stability	191,617	149,099	8,815	43,617	—	—	—	(167)	201,364
Poonglim Industrial Co., Ltd.	14,476	—	—	14,476	—	—	—	—	14,476
Chin Hung International Inc.	60,275	—	(4,103)	60,275	—	—	51	—	56,223
Woori SB Fifth Asset Securitization Specialty	—	981	31	—	(1,012)	—	—	—	—
Woori SB Eleventh Asset Securitization Specialty	2,026	811	(24)	—	—	—	—	—	787
Woori SB Twelfth Asset Securitization Specialty	3,077	3,954	76	—	—	—	(2,000)	—	2,030
Woori BC Pegasus Asset Securitization Specialty(*)	2,908	—	(121)	—	—	—	—	121	—
Woori Stream Third Asset Securitization Specialty	—	949	29	—	(978)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,250	505	282	—	—	—	—	—	787
Woori HB First Asset Securitization Specialty	—	939	—	—	(186)	(753)	—	—	—
Woori Piastone Bridge Asset Securitization Specialty(*)	40	1,136	203	—	—	(468)	(1,077)	206	—

	For the year ended December 31, 2012
	Acquisition cost	January 1, 2012	Share of profits (losses)	Acquisi- tion	Disposi- tion and others	Dividends	Change in Capital	Other changes	December 31, 2012
Woori EA First Asset Securitization Specialty(*)	400	—	335	—	—	(57)	—	(278)	—
Woori EA Second Asset Securitization Specialty(*)	400	—	(177)	—	—	—	—	177	—
Woori EA Sixth Asset Securitization Specialty(*)	400	—	248	—	—	(245)	—	(3)	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,227	624	—	—	(527)	—	—	2,324
Woori EA Ninth Asset Securitization Specialty	400	3,660	748	—	—	(3,025)	—	—	1,383
Woori EA Eleventh Asset Securitization Specialty	9,905	10,901	4,655	—	—	(1,386)	—	—	14,170
Woori EA Sixteenth Asset Securitization Specialty	5,400	—	(498)	5,400	—	—	—	—	4,902
Woori EA Seventeenth Asset Securitization Specialty	4,950	—	(367)	4,950	—	—	—	—	4,583
CW Two Partners Co., Ltd.	—	6	(1)	—	(5)	—	—	—	—
WR Loan Inc.	5	—	26	—	—	—	—	5	31
KAMCO Sixth Asset Securitization Specialty	5,314	7,183	1,432	—	—	(2,116)	—	—	6,499
KAMCO Seventh Asset Securitization Specialty	390	1,089	9	—	—	—	(900)	—	198
Woori Fine First Asset Securitization Specialty	13,447	17,485	1,232	—	—	(1,917)	(5,400)	—	11,400
Woori Fine Second Asset Securitization Specialty	5,040	—	66	5,040	—	—	—	—	5,106
Woori HB Third Asset Securitization Specialty	234	—	(1)	234	—	—	—	—	233
Woori EA Nineteenth Asset Securitization Specialty	400	—	6	400	—	—	—	—	406
Woori KA First Asset Securitization Specialty	4,500	—	—	4,500	—	—	—	—	4,500
Chungdo Woori Century Security Co., Ltd.	8,187	9,418	320	—	—	—	(539)	—	9,199
Phoenix Digital Tech Co., Ltd.	10,997	—	2,319	1,872	—	—	(2,731)	399	1,859
Woori Renaissance Holdings	63,000	32,516	5,681	—	—	—	603	—	38,800
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,001	(57)	—	(12,053)	—	109	—	—
Sempio Foods Company	6,810	54,260	—	—	(45,167)	(366)	(804)	(7,923)	—
Seoul Lakeside Co., Ltd.	198,450	212,131	5,433	—	(71,247)	—	—	—	146,317

	1,052,676	928,233	68,667	173,109	(132,051)	(14,725)	566	14,131	1,037,930

	For the year ended December 31, 2013
	Acquisition cost	January 1, 2013	Share of profits (losses)	Acquisi- tion	Disposition and others	Dividends	Change in Capital	Other changes	Classification of assets as held for sales / distribute to owners	December 31, 2013
Woori Aviva Life Insurance Co., Ltd.	110,098	122,406	427	—	—	—	(12,438)	—	(110,395)	—
Woori Blackstone Korea Opportunity First	187,542	207,036	12,293	—	(47,664)	(12,868)	—	(18)	(65,065)	93,714
Korea Credit Bureau	4,500	3,931	316	—	—	—	—	—	(900)	3,347
DKT	50,000	—	(1,739)	50,000	—	—	2,280	—	(30,371)	20,170
KAMCO Fifth Asset Securitization Specialty	12,590	16,579	(4,055)	—	—	—	—	11	(8,708)	3,827
Phoenix Digital Tech Co., Ltd.	1,872	1,859	(3,477)	—	—	—	5,306	—	—	3,688
Korea Finance Security Co., Ltd.	758	4,244	122	—	—	(55)	—	—	—	4,311
Woori Service Networks Co., Ltd.	24	129	14	—	—	(7)	—	—	—	136
Kumho Tire Co., Inc.	93,003	156,028	20,380	—	(29,377)	—	(2,330)	(4,600)	—	140,101
United PF 1st Corporate financial stability	191,617	201,364	2,366	—	—	—	—	—	—	203,730
Chin Hung International Inc.	60,275	56,223	(10,156)	—	—	—	919	(1,086)	—	45,900
Poonglim Industrial Co., Ltd.	13,916	14,476	(16,680)	—	(553)	—	1	5,835	—	3,079
STX Engine Co., Ltd.	47,008	—	—	47,008	—	—	—	—	—	47,008
SamHo Co., Ltd.	7,492	—	—	7,492	—	—	—	—	—	7,492
Postech Co., Ltd.	34	—	—	34	—	—	—	—	—	34
Woori New Alpha Fund	20,370	—	(426)	20,370	—	—	—	—	(19,944)	—
Woori SB Eleventh Asset Securitization Specialty	2,026	787	(31)	—	—	—	—	—	(756)	—
Woori SB Twelfth Asset Securitization Specialty	3,077	2,030	(42)	—	—	—	—	—	(1,988)	—
Woori BC Pegasus Asset Securitization Specialty(*)	2,908	—	1,426	—	—	—	—	(1,426)	—	—
Woori Stream Fourth Asset Securitization Specialty	1,250	787	627	—	—	—	—	(800)	(614)	—
Woori EA First Asset Securitization Specialty(*)	400	—	315	—	—	(60)	—	(255)	—	—
Woori EA Second Asset Securitization Specialty(*)	400	—	(265)	—	—	—	—	265	—	—
Woori EA Sixth Asset Securitization Specialty(*)	400	—	(968)	—	—	—	—	968	—	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,324	(49)	—	—	(432)	—	—	(1,843)	—
Woori EA Ninth Asset Securitization Specialty	400	1,383	581	—	—	(841)	—	—	(1,123)	—
Woori EA Eleventh Asset Securitization Specialty	9,905	14,170	10	—	—	(1,830)	—	—	(12,350)	—

	For the year ended December 31, 2013
	Acquisition cost	January 1, 2013	Share of profits (losses)	Acquisi- tion	Disposition and others	Dividends	Change in Capital	Other changes	Classification of assets as held for sales / distribute to owners	December 31, 2013
Woori EA Sixteenth Asset Securitization Specialty	5,400	4,902	(2,599)	—	—	—	—	—	(2,303)	—
Woori EA Seventeenth Asset Securitization Specialty	4,950	4,583	(4,298)	—	—	—	—	—	(285)	—
WR Loan Inc.	5	31	9	—	—	—	—	—	(40)	—
KAMCO Sixth Asset Securitization Specialty	1,448	6,499	(102)	—	(3,865)	(1,363)	(6)	—	(1,163)	—
KAMCO Seventh Asset Securitization Specialty	390	198	(14)	—	—	—	—	—	(184)	—
Woori Fine First Asset Securitization Specialty	397	11,400	9,760	—	(9,900)	(10,942)	—	—	(318)	—
Woori Fine Second Asset Securitization Specialty	5,040	5,106	2,059	—	—	(202)	—	—	(6,963)	—
Woori Fine Third Asset Securitization Specialty	7,695	—	277	7,695	—	—	(2)	—	(7,970)	—
Woori Fine Fourth Asset Securitization Specialty	10,845	—	265	10,845	—	—	(2)	—	(11,108)	—
Woori HB Third Asset Securitization Specialty(*)	234	233	(57)	—	—	(304)	—	128	—	—
Woori EA Nineteenth Asset Securitization Specialty	400	406	3,010	—	—	(600)	—	—	(2,816)	—
Woori KA First Asset Securitization Specialty	4,500	4,500	2,889	—	—	—	—	—	(7,389)	—
Chungdo Woori Century Security Co., Ltd.	8,187	9,199	1,262	—	—	—	77	—	(10,538)	—
Woori Renaissance Holdings	63,000	38,800	1,006	—	—	—	—	—	—	39,806
Woori Columbus First PEF	1,200	—	162	1,200	(51)	(84)	—	—	—	1,227
Seoul Lakeside Co., Ltd.	198,450	146,317	5,899	—	—	—	—	—	(152,216)	—

	1,135,617	1,037,930	20,517	144,644	(91,410)	(29,588)	(6,195)	(978)	(457,350)	617,570

(*)	As the carrying value of the investment in associates has been reduced to nil, the additional share of loss is being distributed to the Group’s loans to the entity as deduction.

(3)	Financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2012
	Assets	Liabilities	Operating Income	Net income (loss)
Woori Aviva Life Insurance Co., Ltd.	3,921,940	3,743,642	1,766,857	3,589
Woori Blackstone Korea Opportunity First	463,839	1,687	51,321	44,918
Korea Credit Bureau	55,944	13,834	47,660	5,019
KAMCO Fifth Asset Securitization Specialty	75,984	42,122	1,264	5,981
Korea Finance Security Co., Ltd.	29,363	1,666	42,196	5,703
Woori Service Networks Co., Ltd.	4,383	1,774	12,874	1,140
Kumho Tire Co., Inc.	4,782,299	3,893,931	4,047,691	120,584
United PF 1st Corporate Financial Stability	1,153,268	17,685	98,873	48,241
Poonglim Industrial Co., Ltd.	556,432	634,856	348,420	(862,251)
Chin Hung International Inc.	581,766	456,016	480,238	(62,617)
Woori SB Eleventh Asset Securitization Specialty	1,759	9	26	(54)
Woori SB Twelfth Asset Securitization Specialty	5,084	10	452	190
Woori BC Pegasus Asset Securitization Specialty	26,623	41,511	100	(404)
Woori Stream Fourth Asset Securitization Specialty	1,975	7	807	707
Woori EA First Asset Securitization Specialty	81,369	87,703	—	836
Woori EA Second Asset Securitization Specialty	8,029	9,188	8,941	(443)
Woori EA Sixth Asset Securitization Specialty	16,438	17,148	7,216	619
Woori EA Seventh Asset Securitization Specialty	5,521	356	12,427	1,386
Woori EA Ninth Asset Securitization Specialty	19,501	16,045	109	1,869
Woori EA Eleventh Asset Securitization Specialty	53,206	21,719	—	10,345
Woori EA Sixteenth Asset Securitization Specialty	111,892	95,555	8,192	(1,659)
Woori EA Seventeenth Asset Securitization Specialty	89,706	79,521	3,959	(809)
WR Loan Inc.	955	893	65	52
KAMCO Sixth Asset Securitization Specialty	14,567	116	5,323	3,181
KAMCO Seventh Asset Securitization Specialty	453	3	18,705	19
Woori Fine First Asset Securitization Specialty	34,610	9,265	2,600	2,742
Woori Fine Second Asset Securitization Specialty	96,975	85,627	4,441	150
Woori HB Third Asset Securitization Specialty	5,859	5,277	785	(3)
Woori EA Nineteenth Asset Securitization Specialty	89,710	88,694	—	21
Woori KA First Asset Securitization Specialty	93,619	83,622	136	—
Chungdo Woori Century Security Co., Ltd.	22,098	3,520	3,304	646
Phoenix Digital Tech Co., Ltd.	24,435	21,388	18,497	7,328
Woori Renaissance Holdings Inc.	110,228	33,827	8,745	11,001
Seoul Lakeside Co., Ltd.	586,171	129,256	50,408	11,441

	December 31, 2013
	Assets	Liabilities	Operating Income	Net income (loss)
Woori Aviva Life Insurance Co., Ltd.	4,466,178	4,309,084	981,778	2,247
Woori Blackstone Korea Opportunity First	354,993	894	13,794	27,620
Korea Credit Bureau Co., Ltd.	63,043	16,542	51,571	4,909
DKT	486,983	348,777	155,684	(12,227)
KAMCO Fifth Asset Securitization Specialty	69,708	44,120	824	(8,275)
Phoenix Digital Tech Co., Ltd.	23,159	17,044	33,409	(251)
Korea Finance Security Co., Ltd.	31,113	2,985	45,003	6,356
Woori Service Networks Co., Ltd.	4,485	1,736	14,131	1,061
Kumho Tire Co., Inc.	4,516,507	3,453,028	3,676,336	110,580

	December 31, 2013
	Assets	Liabilities	Operating Income	Net income (loss)
United PF 1st Corporate Financial Stability	1,159,220	10,294	152,315	13,567
Chin Hung International Inc.	551,443	459,171	403,977	(14,915)
Poonglim Industrial Co., Ltd.	545,000	472,549	164,734	(54,314)
STX Engine Co., Ltd.	1,975,978	1,726,903	542,281	(560,405)
SamHo Co., Ltd.	680,075	565,878	646,868	8,399
Woori New Alpha Fund	26,868	139	(89)	(609)
Woori SB Eleventh Asset Securitization Specialty	1,689	9	30	(70)
Woori SB Twelfth Asset Securitization Specialty	4,978	8	52	(104)
Woori BC Pegasus Asset Securitization Specialty	5,024	15,157	6,212	4,755
Woori Stream Fourth Asset Securitization Specialty	1,541	7	2,916	1,567
Woori EA First Asset Securitization Specialty	8,835	14,530	4,430	788
Woori EA Second Asset Securitization Specialty	5,849	7,670	412	(661)
Woori EA Sixth Asset Securitization Specialty	11,587	14,718	974	(2,421)
Woori EA Seventh Asset Securitization Specialty	4,910	815	162	(110)
Woori EA Ninth Asset Securitization Specialty	10,072	7,265	2,691	1,452
Woori EA Eleventh Asset Securitization Specialty	29,087	1,643	4,479	23
Woori EA Sixteenth Asset Securitization Specialty	49,278	41,603	7,769	(8,662)
Woori EA Seventeenth Asset Securitization Specialty	37,049	36,416	4,049	(9,552)
WR Loan Inc.	1,257	1,175	180	20
KAMCO Sixth Asset Securitization Specialty	2,612	17	77	(226)
KAMCO Seventh Asset Securitization Specialty	422	3	12	(31)
Woori Fine First Asset Securitization Specialty	761	44	21,966	21,687
Woori Fine Second Asset Securitization Specialty	37,410	21,938	10,458	4,575
Woori Fine Third Asset Securitization Specialty	32,863	15,152	2,138	615
Woori Fine Fourth Asset Securitization Specialty	47,690	23,007	672	588
Woori HB Third Asset Securitization Specialty	541	860	1,063	(142)
Woori EA Nineteenth Asset Securitization Specialty	31,447	24,407	16,947	7,525
Woori KA First Asset Securitization Specialty	33,344	16,924	14,519	6,423
Chungdo Woori Century Security Co., Ltd.	23,458	2,174	2,667	2,549
Woori Renaissance Holdings Inc.	100,501	33,559	4,399	1,949
Woori Columbus First PEF	63,835	325	9,268	8,344
Seoul Lakeside Co., Ltd.	238,870	257,210	36,005	6,045

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of December 31, 2012 and 2013, are as follows:

	As of December 31, 2012
	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd.(*1)	24,187,282,362 shares	34.6%

	As of December 31, 2013
	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd.(*1)	24,548,281,071 shares	36.4%
LIG engineering & construction Co., Ltd.(*2)	755,946 shares	22.8%
Orient shipyard Co., Ltd.(*2)	465,050 shares	23.0%
Jinsaeng K Co, Ltd.(*2)	2,107,432 shares	20.2%
Piciti Co., Ltd.(*2)	871,631 shares	21.1%

(*1)	The Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, thus it has been excluded from the investment in associates and not accounted using equity method of accounting.

(*2)	The Group does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it has been excluded from the investment in associates and not accounted using equity method of accounting.

(5)	As of December 31, 2012 and 2013, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follow (Unit: Korean Won in millions except for ownership):

	As of December 31, 2012
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Difference in fair value	Intercompany transaction and others	Book value
Woori Aviva Life Insurance Co., Ltd.	178,298	51.6	91,962	20,525	9,919	—	122,406
Woori Blackstone Korea Opportunity First	462,152	44.6	206,120	—	—	916	207,036
Korea Credit Bureau	42,110	9.0	3,790	—	—	141	3,931
KAMCO Fifth Asset Securitization Specialty(*)	33,862	49.0	16,579	—	—	—	16,579
Korea Finance Security Co., Ltd.	27,697	15.3	4,244	—	—	—	4,244
Woori Service Networks Co., Ltd.	2,609	4.9	129	—	—	—	129
Kumho Tire Co., Inc.	888,368	17.8	137,618	18,410	—	—	156,028
United PF 1st Corporate financial stability	1,135,583	17.7	201,364	—	—	—	201,364
Chin Hung International Inc.	125,750	27.8	34,864	21,359	—	—	56,223
Poonglim Industrial Co., Ltd.	(78,424)	31.6	(25,446)	39,922	—	—	14,476
Woori SB Eleventh Asset Securitization Specialty	1,750	45.0	787	—	—	—	787
Woori SB Twelfth Asset Securitization Specialty	5,074	40.0	2,030	—	—	—	2,030
Woori BC Pegasus Asset Securitization Specialty	(14,888)	30.0	(4,466)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,968	40.0	787	—	—	—	787
Woori EA First Asset Securitization Specialty	(6,334)	40.0	(2,534)	—	—	—	—
Woori EA Second Asset Securitization Specialty	(1,159)	40.0	(464)	—	—	—	—
Woori EA Sixth Asset Securitization Specialty	(710)	40.0	(284)	—	—	—	—
Woori EA Seventh Asset Securitization Specialty	5,165	45.0	2,324	—	—	—	2,324
Woori EA Ninth Asset Securitization Specialty	3,456	40.0	1,383	—	—	—	1,383
Woori EA Eleventh Asset Securitization Specialty(*)	31,487	45.0	14,170	—	—	—	14,170
Woori EA Sixteenth Asset Securitization Specialty	16,337	30.0	4,902	—	—	—	4,902
Woori EA Seventeenth Asset Securitization Specialty	10,185	45.0	4,583	—	—	—	4,583
WR Loan Inc.	62	49.0	31	—	—	—	31
KAMCO Sixth Asset Securitization Specialty(*)	14,451	45.0	6,499	—	—	—	6,499
KAMCO Seventh Asset Securitization Specialty(*)	450	45.0	198	—	—	—	198
Woori Fine First Asset Securitization Specialty(*)	25,345	45.0	11,400	—	—	—	11,400

	As of December 31, 2012
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Difference in fair value	Intercompany transaction and others	Book value
Woori Fine Second Asset Securitization Specialty	11,348	45.0	5,106	—	—	—	5,106
Woori HB Third Asset Securitization Specialty	582	40.0	233	—	—	—	233
Woori EA Nineteenth Asset Securitization Specialty	1,016	40.0	406	—	—	—	406
Woori KA First Asset Securitization Specialty	9,997	45.0	4,500	—	—	—	4,500
Chungdo Woori Century Security Co., Ltd.(*)	18,578	49.5	9,199	—	—	—	9,199
Phoenix Digital Tech Co., Ltd.	3,047	63.1	1,859	—	—	—	1,859
Woori Renaissance Holdings	66,942	51.6	38,800	—	—	—	38,800
Seoul Lakeside Co., Ltd.	(30,756)	47.5	(14,611)	160,928	—	—	146,317

	As of December 31, 2013
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Difference in fair value	Intercompany transaction and others	Book value
Woori Aviva Life Insurance Co., Ltd.	157,094	51.6	81,029	20,525	8,841	—	110,395
Woori Blackstone Korea Opportunity First	354,099	44.6	157,751	—	—	1,028	158,779
Korea Credit Bureau	46,501	9.0	4,185	—	—	62	4,247
DKT	138,206	28.2	39,002	—	11,539	—	50,541
KAMCO Fifth Asset Securitization Specialty(*)	25,588	49.0	12,538	—	—	(3)	12,535
Phoenix Digital Tech Co., Ltd.	6,115	63.1	3,643	45	—	—	3,688
Korea Finance Security Co., Ltd.	28,128	15.3	4,311	—	—	—	4,311
Woori Service Networks Co., Ltd.	2,749	4.9	136	—	—	—	136
Kumho Tire Co., Inc.	1,063,479	12.5	128,248	15,125	—	(3,272)	140,101
United PF 1st Corporate financial stability	1,148,926	17.7	203,730	—	—	—	203,730
Chin Hung International Inc.	92,272	26.8	24,541	21,359	—	—	45,900
Poonglim Industrial Co., Ltd.	72,451	29.9	(35,275)	38,354	—	—	3,079
STX Engine Co., Ltd.	249,075	15.0	32,080	14,928	—	—	47,008
SamHo Co., Ltd.	114,197	7.8	8,952	—	—	(1,460)	7,492
Woori New Alpha Fund	26,729	70.0	18,710	1,234	—	—	19,944
Woori SB Eleventh Asset Securitization Specialty	1,680	45.0	756	—	—	—	756
Woori SB Twelfth Asset Securitization Specialty	4,970	40.0	1,988	—	—	—	1,988
Woori BC Pegasus Asset Securitization Specialty	(10,133)	30.0	(3,040)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,534	40.0	614	—	—	—	614
Woori EA First Asset Securitization Specialty	(5,695)	40.0	(2,278)	—	—	—	—
Woori EA Second Asset Securitization Specialty	(1,821)	40.0	(728)	—	—	—	—
Woori EA Sixth Asset Securitization Specialty	(3,131)	40.0	(1,252)	—	—	—	—
Woori EA Seventh Asset Securitization Specialty	4,095	45.0	1,843	—	—	—	1,843

	As of December 31, 2013
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Difference in fair value	Intercompany transaction and others	Book value
Woori EA Ninth Asset Securitization Specialty	2,807	40.0	1,123	—	—	—	1,123
Woori EA Eleventh Asset Securitization Specialty(*)	27,444	45.0	12,350	—	—	—	12,350
Woori EA Sixteenth Asset Securitization Specialty	7,675	30.0	2,303	—	—	—	2,303
Woori EA Seventeenth Asset Securitization Specialty	633	45.0	285	—	—	—	285
WR Loan Inc.	82	49.0	40	—	—	—	40
KAMCO Sixth Asset Securitization Specialty(*)	2,595	45.0	1,163	—	—	—	1,163
KAMCO Seventh Asset Securitization Specialty(*)	419	45.0	184	—	—	—	184
Woori Fine First Asset Securitization Specialty(*)	717	45.0	318	—	—	—	318
Woori Fine Second Asset Securitization Specialty	15,472	45.0	6,963	—	—	—	6,963
Woori Fine Third Asset Securitization Specialty	17,711	45.0	7,970	—	—	—	7,970
Woori Fine Fourth Asset Securitization Specialty	24,683	45.0	11,108	—	—	—	11,108
Woori HB Third Asset Securitization Specialty	(319)	40.0	(128)	—	—	—	—
Woori EA Nineteenth Asset Securitization Specialty	7,040	40.0	2,816	—	—	—	2,816
Woori KA First Asset Securitization Specialty	16,420	45.0	7,389	—	—	—	7,389
Chungdo Woori Century Security Co., Ltd.(*)	21,284	49.5	10,538	—	—	—	10,538
Woori Renaissance Holdings	66,942	51.6	39,806	—	—	—	39,806
Woori Columbus	63,510	2.0	1,227	—	—	—	1,227
Seoul Lakeside Co., Ltd.	(18,340)	47.5	(8,712)	160,928	—	—	152,216

(*)	The classes of the common stocks are considered calculating the ownership ratio to apply the equity method of accounting where the class only has right for dividend, but not voting rights.

13. Investment Properties

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Acquisition cost	512,528	359,832
Accumulated depreciation	(20,843)	(19,212)

Net carrying value	491,685	340,620

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012	For the year ended December 31, 2013
Beginning balance	498,999	491,685
Acquisition	657	513
Capital expenditure	2,067	—
Disposal	—	(6,583)
Depreciation	(5,286)	(5,210)
Impairment loss (reversal)	79	(855)
Transfer to premises and equipment	(4,766)	(7,166)
Classified to assets held for sale	—	(3,594)
Foreign currencies translation adjustments	(65)	(11)
Others	—	(592)
Classified into disposal group held for sale	—	(70,900)
Classified into disposal group held for distribution to owners	—	(56,667)

Ending balance	491,685	340,620

(3)	Fair value of investment properties is amounting to 551,706 million Won and 352,297 million Won as of December 31, 2012 and 2013, respectively. The fair values are based on the values of external valuation specialist, therefore they are classified as level 3 in fair value hierarchy.

(4)	Rental fee earned from investment properties is amounting to 3,523 million Won and 4,135 million Won as of December 31, 2012 and 2013, respectively.

14. Premises and Equipment

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,827,026	1,036,763	1,381,036	365,069	4,376	20	4,614,290
Accumulated depreciation	—	(91,660)	(1,040,732)	(296,340)	—	(15)	(1,428,747)

Net carrying value	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543

	December 31, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,516,364	797,672	1,013,319	344,776	31	20	3,672,182
Accumulated depreciation	—	(93,742)	(757,637)	(284,347)	—	(15)	(1,135,741)

Net carrying value	1,516,364	703,930	255,682	60,429	31	5	2,536,441

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,815,070	931,419	298,686	49,792	2,404	7	3,097,378
Acquisitions	7,261	33,575	159,367	30,224	20,958	—	251,385
Disposals or transfers	(21,491)	(6,284)	(5,861)	(791)	(18,929)	—	(53,356)
Depreciation	—	(29,141)	(119,017)	(23,813)	—	—	(171,971)
Impairment loss	—	(59)	—	—	—	—	(59)
Classified to assets held for sale	(1,482)	(1,123)	—	—	—	—	(2,605)
Foreign currencies translation adjustment	15	(81)	336	178	—	—	448
Others	28,636	2,032	(17,221)	(195)	—	—	13,252

Ending balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472

	For the year ended December 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472
Acquisitions	5,090	40,629	148,636	40,921	17,194	—	252,470
Disposals or transfers	(7,240)	(4,340)	(3,402)	(1,587)	(17,194)	—	(33,763)
Depreciation	—	(31,669)	(130,194)	(27,692)	—	(2)	(189,557)
Classified to assets held for sale	(937)	290	—	—	—	—	(647)
Foreign currencies translation adjustment	(95)	(244)	(945)	(462)	(57)	—	(1,803)
Others	2,199	10,099	9,919	2,154	—	—	24,371

Ending balance	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543

	For the year ended December 31, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543
Acquisitions	5,695	35,097	107,125	28,902	5,122	—	181,941
Disposals or transfers	(4,527)	(2,781)	(4,791)	(1,566)	—	—	(13,665)
Depreciation	—	(32,359)	(125,631)	(33,514)	—	—	(191,504)
Classified to assets held for sale	(955)	(1,834)	—	—	—	—	(2,789)
Foreign currencies translation adjustment	(30)	(241)	(586)	47	(20)	—	(830)
Others	3,318	9,627	2,803	9,697	(8,584)	—	16,861
Classified into disposal group held for sale	(169,171)	(104,957)	(38,735)	(1,805)	(863)	—	(315,531)
Classified into disposal group held for distribution to owners	(144,992)	(143,725)	(24,807)	(10,061)	—	—	(323,585)

Ending balance	1,516,364	703,930	255,682	60,429	31	5	2,536,441

15. Intangible Assets and Goodwill

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	175,529	14,694	147,934	408	218,176	401,983	69,088	1,027,812
Accumulated depreciation	—	(5,065)	(102,694)	(224)	(140,807)	(288,076)	—	(536,866)
Accumulated impairment loss	(43,750)	(5,308)	—	—	—	—	(8,481)	(57,539)

Net carrying value	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407

	December 31, 2013
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	—	3,107	166,829	571	220,121	401,006	25,742	817,376
Accumulated depreciation	—	(3,107)	(111,531)	(284)	(129,692)	(299,107)	—	(543,721)
Accumulated impairment loss	—	—	—	—	—	(299)	(4,430)	(4,729)

Net carrying value	—	—	55,298	287	90,429	101,600	21,312	268,926

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	78,060	922	28,703	150	69,751	49,294	68,256	295,136
Acquisitions	39,284	10,915	21,507	49	19,342	164,999	5,881	261,977
Disposals	—	—	—	—	(18)	(865)	(2,607)	(3,490)
Amortization	—	(1,288)	(12,111)	(34)	(22,991)	(56,215)	—	(92,639)
Impairment loss	(8,925)	—	—	—	—	(2,107)	(1,507)	(12,539)
Foreign currencies translation adjustment	(6)	(2)	(2)	—	2	33	(114)	(89)
Others	—	—	(378)	—	(505)	418	—	(465)

Ending balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891

	For the year ended December 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891
Acquisitions	20,874	626	21,936	58	35,331	11,433	3,840	94,098
Disposals	—	—	(1)	—	—	(66)	(2,999)	(3,066)
Amortization	—	(1,518)	(14,403)	(39)	(23,541)	(55,872)	—	(95,373)
Impairment loss	(1,025)	(5,308)	—	—	—	—	(8,349)	(14,682)
Foreign currencies translation adjustment	—	(26)	(2)	—	(2)	(229)	(187)	(446)
Others	3,517	—	(9)	—	—	3,084	(1,607)	4,985

Ending balance	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407

	For the year ended December 31, 2013
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407
Acquisitions	—	—	28,533	173	43,289	37,696	9,513	119,204
Disposals	—	—	(1,875)	—	(1,701)	(754)	(3,156)	(7,486)
Amortization	—	(855)	(17,138)	(64)	(27,509)	(57,436)	—	(103,002)
Impairment loss	(40,556)	(3,471)	—	—	—	(299)	(4,660)	(48,986)
Foreign currencies translation adjustment	—	5	—	—	—	(59)	(85)	(139)
Others	—	—	1,467	—	39	22,446	1,702	25,654
Classified into disposal group held for sale	(91,223)	—	(152)	—	(596)	(3,515)	(28,605)	(124,091)
Classified into disposal group held for distribution to owners	—	—	(777)	(6)	(462)	(10,386)	(14,004)	(25,635)

Ending balance	—	—	55,298	287	90,429	101,600	21,312	268,926

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

	Woori Financial Co., Ltd	Woori FG Savings Bank	Others
Basis of valuation	DCF Model	DCF Model	DCF Model
Period of the projections of cash flows(*1)	5 years	5 years	5 years
Growth rate	0%	3%	0%
Discount rate(*2)	5.99%	12.88%	20%

(*1)	The cashflow projections are prepared using internal budget and growth plans of the management, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.
(*2)	The discount rate is calculated based on the capital asset pricing model (CAPM).

16. Assets Held for Sale

Assets held for sale are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Investment properties	82,109	—
Premises and equipment	1,238	587

Total	83,347	587

17. Assets Subjected to Lien and Assets Acquired through Foreclosures

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2012
		Collateral given to	Amount	Reason for collateral
Due from banks		Samsung Securities Co., Ltd. and others	5,989	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	9,878,857	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bond	Nomura Securities Co., Ltd. and others	423,536	Related to bonds sold under repurchase agreements
	Financial institutions debt securities and others	Bank of Communications and others	1,528,889	Foreign currencies long-term borrowings and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	1,041,159	Related to bonds sold under repurchase agreements
	Korean treasury and government agencies bonds and others	Bank of Korea and others	5,492,249	Limitation on total loan exposure and others
Loans		Postal Savings Bank of China	87,569	Collateral for borrowings
Land and building		Shinhan Card Co., Ltd. and others	92,747	Leasehold rights and others

		Total	18,550,995

		December 31, 2013
		Collateral given to	Amount(*)	Reason for collateral
Due from banks		Samsung Securities and others	18,242	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	13,112,614	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	211,629	Related to bonds sold under repurchase agreements
	Financial institutions debt securities and others	Bank of Korea and others	2,336,541	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	893,123	Related to bonds sold under repurchase agreements
	Korean treasury and government agencies bonds and others	Bank of Korea and others	3,974,617	Settlement risk and others
Land and building		Shinhan Card Co., Ltd. and others	18,491	Leasehold rights and others

		Total	20,565,257

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

(2)	The carrying amounts of buildings acquired through foreclosure are amounting to 588 million Won and 329 million Won, respectively as of December 31, 2012 and 2013, respectively.

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		December 31, 2012	December 31, 2013 (*)	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies bonds	109,921	110,090	Korea Money Brokerage Corp.
	Korean treasury and government agencies securities	28,646	35,880	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	20,413	320,013	Korea Securities Depository
HTM financial assets	Korean corporates bonds	10,988	—	Korea Securities Finance Corp.

	Total	169,968	465,983

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

Loaned securities are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities relates to loaned securities.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals and collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2012 and 2013 are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	4,312,075	120,287

	December 31, 2013(*)
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	4,913,671	82,925

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

18. Other Assets

Other assets are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Prepaid expenses	224,574	174,344
Advance payments	67,854	739
Leased assets	146	—
Non-operative assets	588	329
Others	121,684	3,474

Total	414,846	178,886

19. Financial Liability at FVTPL

Financial liabilities at FVTPL consist of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Deposits due to Customers:
Gold banking liabilities	5,583	9,254
Borrowings:
Warrants in short position	5,327	—
Securities in short position	789,090	—

Sub-total	794,417	—

Derivative liabilities:
Interest rate derivatives	1,894,530	1,033,924
Currency derivatives	1,401,426	1,038,849
Equity derivatives	80,530	20,362
Credit derivatives	16,639	—
Commodity derivatives	15,186	2,912

Sub-total	3,408,311	2,096,047

Total	4,208,311	2,105,301

(2)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Borrowings:
Equity linked securities in short position	6,067,539	—
Equity linked securities index in short position	394,461	218,788

Sub-total	6,462,000	218,788

Debentures:
Debentures in local currency	227,920	183,159
Debentures in foreign currencies	87,534	—

Sub-total	315,454	183,159

Total	6,777,454	401,947

(3)	Credit risk adjustment to financial liabilities designated at FVTPL is as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012	December 31, 2013
Financial liabilities designated at FVTPL subject to credit risk adjustments	5,059,414	6,777,454	401,947
Credit risk adjustments	31,735	(29,555)	(2,905)
Accumulated changes in credit risk adjustments	34,882	5,327	2,422

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(4)	Financial liabilities at FVTPL’s carrying value and nominal amounts at maturity are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Carrying value	6,777,454	401,947
Nominal value at maturity	6,227,993	520,650

	549,461	(118,703)

20. Deposits due to Customers

(1)	Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Deposits in local currency
Demand deposits	14,038,777	11,690,841
Time deposits	168,977,771	146,131,999
Mutual funds	80,106	53,189
Deposits on notes payables	3,446,887	352,577
Deposits on CMA	1,855,321	338,265
Certificate of deposits	1,907,353	3,297,551
Other deposits	2,494,477	1,236,910

Sub-total	192,800,692	163,101,332

Deposits in foreign currencies	11,430,372	12,264,621
Present value discount	(21,484)	(42,309)

Total	204,209,580	175,323,644

(2)	Deposits by customers are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Individual	70,614,046	65,124,028
Corporation	59,900,512	56,746,545
Banks	24,224,499	17,192,049
Government agencies	14,867,219	15,826,903
Other financial institutions	11,030,406	8,563,129
Government	6,686,377	1,197,202
Non-profit corporation	6,658,688	4,206,899
Educational organization	3,403,915	2,542,257
Foreign corporations	1,533,983	1,159,035
Others	5,311,419	2,807,906
Present value discount	(21,484)	(42,309)

Total	204,209,580	175,323,644

21. Borrowings and Debentures

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	1.3	957,978
Borrowings from government funds	Small and medium Business Corporation and others	1.8	2,045,373
Others	Seoul Metropolitan Government and others	3.2	7,581,386

Sub-total			10,584,737

Borrowings in foreign currencies:
Borrowings in foreign currencies	Commerz Bank AG and others	1.2	8,611,913
Offshore borrowings in foreign currencies	Korea Development Bank and others	1.2	5,356

Sub-total			8,617,269

Bills sold	Others	2.9	126,306
Call money	Banks	1.6	5,783,616
Bonds sold under repurchase agreements	Others		8,372,522
Present value discount			(4,734)

Total			33,479,716

	December 31, 2013
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	1.0	513,841
Borrowings from government funds	Small and Medium Business Corporation and others	1.8	1,790,146
Others	Seoul Metropolitan Government and others	2.8	4,185,524

Sub-total			6,489,511

Borrowings in foreign currencies:
Borrowings in foreign currencies	Bank of communication and others	0.8	6,225,236
Offshore borrowings in foreign currencies	Toronto Dominion Bank SG and others	0.8	21,106

Sub-total			6,246,342

Bills sold	Others	2.4	111,096
Call money	Banks	0.8	4,871,976
Bonds sold under repurchase agreements	Others		513,442
Present value discount			(856)

Total			18,231,511

(2)	Debentures are as follows (Unit: Korean Won in millions):

	December 31, 2012		December 31, 2013
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	1.3~10.5	19,524,504	0.8~10.5	14,687,044
Subordinated bonds	3.4~10.3	8,332,491	3.4~10.3	6,995,786
Other bonds		152,208		53,006

Sub-total		28,009,203		21,735,836

Discounts on bond		(49,234)		(58,162)

Total		27,959,969		21,677,674

22. Provisions

(1)	Provision is as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Asset retirement obligation	22,024	23,513
Provision for guarantee(*1)	421,520	501,948
Provision for loan commitments	158,395	123,930
Provision for credit card points	7,181	6,441
Other provisions(*2)	254,538	28,967

Total	863,658	684,799

(*1)	Provision for guarantee includes provision for financial guarantee of 105,842 million Won and 123,228 million Won as of December 31, 2012 and 2013, respectively.
(*2)	Other provisions include provision for litigation.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	309,721	168,239	11,421	245,716	735,097
Provisions provided	156,749	5,317	9,342	47,583	218,991
Provisions used	14,932	23	(19,360)	(14,099)	(18,504)
Reversal of unused amount	(16,715)	(39,049)	(16)	(8,158)	(63,938)

Ending balance	464,687	134,530	1,387	271,042	871,646

	For the year ended December 31, 2012
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	464,687	134,530	1,387	271,042	871,646
Provisions provided	46,572	27,316	27,157	54,211	155,256
Provisions used	(8,515)	(300)	(21,363)	(48,918)	(79,096)
Reversal of unused amount	(81,224)	(3,151)	—	(21,797)	(106,172)

Ending balance	421,520	158,395	7,181	254,538	841,634

	For the year ended December 31, 2013
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	421,520	158,395	7,181	254,538	841,634
Provisions provided	96,164	—	13,051	72,656	181,871
Provisions used	1,470	4,015	(13,018)	(86,559)	(94,092)
Reversal of unused amount	(3,683)	(13,216)	(14)	(9,159)	(26,072)
Classified into disposal group held for sale	(578)	(361)	—	(12,006)	(12,945)
Classified into disposal group held for distribution to owners	(12,945)	(24,903)	(759)	(190,503)	(229,110)

Ending balance	501,948	123,930	6,441	28,967	661,286

(3)	Changes in details of asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31,
	2011	2012	2013
Beginning balance	25,958	20,662	22,024
Provisions provided	2,335	5,121	4,553
Provisions used	(488)	(1,421)	(1,532)
Depreciation	449	515	433
Reversal of unused amount	(176)	(4,433)	(1,800)
Decrease in restoration costs	(7,416)	1,580	9,175
Classified into disposal group held for sale	—	—	(4,619)
Classified into disposal group held for distribution to owners	—	—	(4,721)

Ending balance	20,662	22,024	23,513

23. Net Defined Benefit Liability

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plan are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through the defined benefit retirement pension plan and the most significant risks are as follows:

Volatility of Asset

The defined benefit obligation was estimated with a discount rate which is calculated based on the yield of high quality corporate bonds in Korea. A deficit may occur if the rate of return on plan assets falls short of the discount rate. The plan assets include equity instruments which are subject to higher volatility than high quality corporate bonds.

Decrease in Yield of high quality Bonds

A decrease in yield of high quality bonds may result in increase in defined benefit liability although the increase in the value of some debt securities would partially offset it.

Risk of Inflation

Defined benefit obligations are correlated to the inflation rate; the higher the inflation rate is, the higher the level of liabilities. As a result, a deficit may occur in the plan if inflation rates increase. The plan assets are less correlated to inflation since they consist mainly of debt securities with fixed rates and equity instruments.

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Defined benefit liability	562,285	509,849
Fair value of plan assets	(395,989)	(438,247)

Net defined benefit liability	166,296	71,602

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31,
	2011	2012	2013
Beginning balance	227,729	365,714	562,285
Current service cost	126,281	137,536	160,216
Interest cost	11,604	16,534	21,352
Remeasurements	21,756	66,415	(7,299)
Foreign currencies translation adjustments	103	2	2,742
Retirement benefit paid	(20,476)	(23,445)	(38,787)
Past service cost	—	232	470
Curtailment or settlement	(1,565)	(2,208)	(4,082)
Others	282	1,505	2,542
Classified into disposal group held for sale	—	—	(68,177)
Classified into disposal group held for distribution to owners	—	—	(121,413)

Ending balance	365,714	562,285	509,849

(3)	Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31,
	2011	2012	2013
Beginning balance	157,780	246,010	395,989
Interest income	8,211	15,709	21,085
Remeasurements	(2,037)	(2,316)	(2,489)
Employer’s contributions	89,125	152,090	147,633
Retirement benefit paid	(7,736)	(13,144)	(28,615)
Curtailment or settlement	(1,265)	(2,055)	(3,725)
Others	1,932	(305)	1,277
Classified into disposal group held for sale	—	—	(60,348)
Classified into disposal group held for distribution to owners	—	—	(32,560)

Ending balance	246,010	395,989	438,247

(4)	Plan assets mainly consist of deposits that represent 89.76% and 91.48% of plan assets as of December 31, 2012 and 2013, respectively. The realized returns on plan assets amount to 13,393 million Won and 22,103 million Won for the year ended December 31, 2012 and 2013, respectively.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31,
	2011	2012	2013
Current service cost	126,281	137,536	160,216
Net interest expense	3,393	825	267
Past service cost	—	232	470
Loss on the curtailment or settlement	(300)	(42)	(357)
Reclassification to discontinued operations	(37,809)	(44,142)	(40,681)

Cost recognized in net income	91,565	94,409	119,915
Remeasurements	18,035	68,731	(4,810)

Cost recognized in total comprehensive income	109,600	163,140	115,105

Retirement benefit service costs related to defined contribution plans are recognized million 5,075 Won and 2,967 million Won for the year ended December 31, 2012 and 2013, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	December 31, 2011	December 31, 2012	December 31, 2013
Discount rate	4.76%	3.82%	4.28%
Future wage growth rate	5.31%	5.66%	5.72%
Retirement rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		Defined benefit obligation as of December 31, 2013
Discount rate	Increase by 1% point	463,007
	Decrease by 1% point	564,001
Future wage growth rate	Increase by 1% point	564,533
	Decrease by 1% point	461,767

24. Other Financial Liabilities and Other Liabilities

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Other financial liabilities:
Payables	14,169,822	8,308,778
Accrued expenses	3,330,303	2,291,716
Borrowings from trust accounts	3,606,103	3,361,478
Refundable lease deposits	187,534	—
Agency business revenue	454,595	406,576
Foreign exchange payables	877,448	650,429
Domestic exchange payables	313,426	2,872,725
Miscellaneous liabilities	2,605,179	2,023,245

Sub-total	25,544,410	19,914,947

Other liabilities:
Deferred Income	202,403	157,944
Other miscellaneous liabilities	305,669	253,334

Sub-total	508,072	411,278

Total	26,052,482	20,326,225

25. Derivatives

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Nominal amount	Assets				Liabilities
		Fair value hedge	Cash flow hedge	Foreign hedge	For trading	Fair value hedge	Cash flow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	189,903,231	267,470	—	—	1,794,918	6,158	22,196	—	1,873,294
Interest rate futures	3,192,473	—	—	—	—	—	—	—	—
Long interest rate options	1,755,000	—	—	—	25,710	—	—	—	—
Short interest rate options	1,532,297	—	—	—	—	—	—	—	21,236
Currency:
Currency forwards	49,137,708	32	—	13,567	535,790	—	—	306	518,226
Currency swaps	22,738,845	—	—	—	856,996	—	—	—	863,105
Currency futures	2,777,536	—	—	—	—	—	—	—	—
Long currency option	1,227,505	—	—	—	171,885	—	—	—	—
Short currency option	1,187,206	—	—	—	—	—	—	—	20,095

	December 31, 2012
	Nominal amount	Assets				Liabilities
		Fair value hedge	Cash flow hedge	Foreign hedge	For trading	Fair value hedge	Cash flow hedge	Foreign hedge	For trading
Stock Index:
Stock index futures	303,072	—	—	—	—	—	—	—	—
Long stock index option	2,005,228	—	—	—	128,690	—	—	—	—
Short stock index option	3,904,475	—	—	—	—	9,340	—	—	—
Stock index swaps	3,939,634	—	—	—	180,391	—	—	—	80,530
Others:
Long option	197,638	—	—	—	3,815	—	—	—	—
Short option	180,594	—	—	—	—	—	—	—	2,074
Other forwards	14,897	—	—	—	139	—	—	—	285
Other swaps	3,249,528	—	—	—	40,715	—	—	—	28,988
Other futures	9,076	—	—	—	1,264	—	—	—	478

Total	287,255,943	267,502	—	13,567	3,740,313	15,498	22,196	306	3,408,311

	December 31, 2013
	Nominal amount	Assets				Liabilities
		Fair value hedge	Cash flow hedge	Foreign hedge	For trading	Fair value Hedge	Cash flow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	122,337,393	131,386	—	—	996,279	13	—	—	1,025,354
Interest rate futures	31,722	—	—	—	—	—	—	—	—
Long interest rate options	737,963	—	—	—	11,355	—	—	—	—
Short interest rate options	2,722,963	—	—	—	—	—	—	—	8,570
Currency:
Currency forwards	28,984,290	—	—	—	353,456	—	—	—	375,259
Currency swaps	19,653,370	—	—	—	713,975	—	—	—	655,198
Currency futures	1,416,265	—	—	—	—	—	—	—	—
Long currency option	642,132	—	—	—	51,497	—	—	—	—
Short currency option	644,770	—	—	—	—	—	—	—	8,392
Stock Index:
Stock index futures	54,126	—	—	—	—	—	—	—	—
Long stock index option	273,511	24	—	—	55,105	—	—	—	—
Short stock index option	860,607	—	—	—	—	1,772	—	—	20,340
Stock index swaps	10,000	—	—	—	—	—	—	—	22
Others:
Short option	8,346	—	—	—	—	—	—	—	49
Other forwards	12,607	—	—	—	268	—	—	—	507
Other swaps	160,430	—	—	—	2,496	—	—	—	2,356
Other futures	660	—	—	—	—	—	—	—	—

Total	178,551,155	131,410	—	—	2,184,431	1,785	—	—	2,096,047

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 19).

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2011	2012	2013
Gains or losses from hedged items	(191,961)	4,846	114,053
Gains or losses from hedging instruments	173,285	(15,192)	(108,290)

26. Day 1 Profit or Loss

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2011	2012	2013
Beginning balance	30,869	54,732	65,267
Acquisitions	57,305	49,407	100,110
Amounts recognized in profits or losses	(33,442)	(38,872)	(59,389)
Classified into disposal group held for sale	—	—	(99,732)

Ending balance	54,732	65,267	6,256

In case that some inputs to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to value such financial instruments. Those financial instruments were recorded at the fair value produced by the valuation techniques as at the time of acquisition, though there were difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

27. Capital Stock and Capital Surplus

(1)	The number of authorized shares and others are as follows:

	December 31, 2012	December 31, 2013
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	806,015,340 shares	806,015,340 shares

(2)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Capital in excess of par value	109,025	109,025
Other capital surplus	65,019	67,477

Total	174,044	176,502

28. Hybrid Securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	December 31, 2012	December 31, 2013
The 1st bond-type hybrid securities	November 22, 2011	November 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	March 8, 2012	March 8, 2042	5.83	190,000	190,000
Issuance cost				(1,593)	(1,593)

Total				498,407	498,407

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Group to indefinitely extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate, etc. If the Group makes a resolution not to pay dividends on ordinary stock, and then, the Group is exonerated from interest payment on the hybrid securities.

29. Other Equity

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Other comprehensive income:
Gain on available-for-sale financial assets	313,180	204,110
Share of other comprehensive income of joint ventures and associates	12,128	4,690
Loss on foreign currency translation for foreign operations	(84,577)	(117,793)
Remeasurement of the net defined benefit liability	(75,323)	(59,877)
Cash flow hedges	8,693	(8,359)

Sub-total	174,101	22,771

Treasury shares(*)	(14)	(14)
Other capital adjustments	(62,074)	(58,124)

Total	112,013	(35,367)

(*)	As of December 31, 2012 and 2013, the Group holds 2,000 shares (14 million Won) of its treasury shares, respectively, through having acquired as a buyback of odd-lot share when exchanging the shares of Woori Investment & Securities.

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Beginning balance	Change in accounting policy (IAS 19)	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain (loss) on available-for-sale financial assets	1,051,219	—	100,270	(576,844)	72,906	647,482
Share of other comprehensive income (loss) of joint ventures and associates	24,970	—	(1,555)	(24,787)	6,312	4,940
Gain (loss) on foreign currency translation of foreign operations	(16,221)	—	15,244	—	(1,795)	(2,772)
Remeasurement of the net defined benefit liability	—	(6,231)	(22,043)	—	5,045	(23,229)
Cash flow hedges	1,187	—	1,552	(749)	2,346	4,336

Total	1,061,155	(6,231)	93,468	(602,380)	84,814	630,757

	For the year ended December 31, 2012
	Beginning balance	Change in accounting policy (IFRS 10)	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain (loss) on available-for-sale financial assets	647,482	(118)	89,442	(538,339)	114,713	313,180
Share of other comprehensive income (loss) of joint ventures and associates	4,940	—	10,094	—	(2,906)	12,128
Gain (loss) on foreign currency translation of foreign operations	(2,772)	—	(107,113)	—	25,308	(84,577)
Remeasurement of the net defined benefit liability	(23,229)	—	(68,779)	—	16,685	(75,323)
Cash flow hedges	4,336	—	3,477	252	628	8,693

Total	630,757	(118)	(72,879)	(538,087)	154,428	174,101

	For the year ended December 31, 2013
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Classified into disposal group held for sale	Classified into disposal group held for distribution to owners	Ending balance
Gain (loss) on available-for-sale financial assets	313,180	8,089	(17,110)	(24,761)	(28,923)	(46,365)	204,110
Share of other comprehensive income (loss) of joint ventures and associates	12,128	(7,269)	—	894	(3,662)	2,599	4,690
Gain (loss) on foreign currency translation of foreign operations	(84,577)	(70,728)	(10)	18,739	18,783	—	(117,793)
Remeasurement of the net defined benefit liability	(75,323)	2,508	—	4,407	(592)	9,123	(59,877)
Cash flow hedges	8,693	(650)	811	(926)	(15,426)	(861)	(8,359)

Total	174,101	(68,050)	(16,309)	(1,647)	(29,820)	(35,504)	22,771

30. Retained Earnings

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Legal reserves	1,035,849	1,075,539
Voluntary reserves	8,528,008	8,656,858
Retained earnings carried forward	4,317,521	3,380,293

Total	13,881,378	13,112,690

In accordance with Article 53 of the Financial Holding Company Act, legal reserves are appropriated at least 10% of net income on every dividend declaration, not exceeding the paid in capital.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Beginning balance (Before change in accounting policy)	10,489,339	12,445,951	13,881,378
Effect from the application of the amendment of IAS 19 (2011) & IFRS 10 (2012)	6,231	31,205	—
Beginning balance (After change in accounting policy)	10,495,570	12,477,156	13,881,378
Net income (loss) attributable to owners	2,153,826	1,633,341	(537,688)
Dividends on common stock	(201,503)	(201,503)	(201,503)
Dividends on hybrid securities	(1,942)	(27,336)	(29,399)
Amortisation of subsidiaries’ stock discount	—	(280)	(98)

Ending balance	12,445,951	13,881,378	13,112,690

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

(1)	Regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2012	2013
Total	1,685,623	1,800,387
Controlling interests	1,640,104	1,775,181
Non-controlling interests	45,519	25,206

(2)	Reserve, net income attributable to shareholders and earnings per share after the reserve provided are as follows (Unit: Korean Won in millions, except for earnings per share):

	For the years ended December 31,
	2011	2012	2013
Planned regulatory reserve for credit loss	798,756	300,674	135,077
Net income after the planned reserve provided	1,355,070	1,332,667	(672,765)

Earnings (loss) per share after the planned reserve provided(*)	1,679	1,629	(871)

(*)	Earnings per share after the planned reserve provided are calculated by deducting dividends on hybrid securities from net income after the planned reserve provided.

32. Dividends

The Parent company has not declared any dividend pay-out for the fiscal year of 2013. Meanwhile, the Parent company paid 201,503 million Won (250 Won per share) as dividends for the fiscal years of 2011 and 2012, respectively.

33. Net Interest Income

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Financial assets at FVTPL:
Debt securities
Korean treasury and government agencies	44,635	31,733	18,275
Financial institutions	69,518	99,323	42,993
Corporates	4,035	20,615	17,710
CP	84,298	97,648	18,139
Interest income on others	89,824	77,075	12,085

Sub-total	292,310	326,394	109,202

AFS financial assets:
Debt securities
Korean treasury and government agencies	148,292	136,228	111,131
Financial institutions	124,847	149,199	170,857
Corporates	44,334	106,237	86,365
Asset-backed securities	113	556	—
Foreign currency bonds	5,473	7,311	6,305
Beneficiary Certificates	1,067	—	—
Interest income on others	2,947	5,327	2,275

Sub-total	327,073	404,858	376,933

HTM financial assets:
Debt securities
Korean treasury and government agencies	232,646	237,566	208,472
Financial institutions	225,033	135,326	72,413
Corporates	196,883	232,188	200,817
Asset-backed securities	709	—	—
Foreign currency bonds	8,306	3,466	1,813

Sub-total	663,577	608,546	483,515

Loans and receivables:
Interest on deposit	53,416	108,560	120,041
Interest on loans	9,645,770	9,362,890	8,349,900
Interest income on others	113,157	79,993	53,792

Sub-total	9,812,343	9,551,443	8,523,733

Total	11,095,303	10,891,241	9,493,383

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Interest on deposits due to customers	4,510,842	4,506,829	3,649,810
Interest on borrowings	361,661	315,315	253,752
Interest on debentures	1,234,354	1,112,086	960,529
Interest expense on others	99,420	109,111	137,270

Total	6,206,277	6,043,341	5,001,361

34. Net Fees and Commissions Income

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Banking fees:
Banking fees(*)	701,232	738,464	671,257
Guarantee fees	96,670	110,491	91,312
Fees from project financing	22,847	23,510	12,697

Sub-total	820,749	872,465	775,266

Other fees:
Credit card fees	662,048	696,294	668,910
CMA management fees	5,553	4,451	789
Brokerage fees	75,686	64,315	62,933
Others	61,293	49,360	57,326

Sub-total	804,580	814,420	789,958

Total	1,625,329	1,686,885	1,565,224

(*)	Banking fees include agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Fees paid	92,912	97,700	117,268
Credit card commissions	341,158	393,062	511,776
Brokerage commissions	1,134	256	210
Others	8,506	6,517	9,469

Total	443,710	497,535	638,723

35. Dividend Income

Dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Dividend from financial assets at FVTPL	7,591	6,157	7,283
Dividend from AFS financial assets	135,773	94,906	80,358

Total	143,364	101,063	87,641

36. Gains (Losses) on Financial Assets at FVTPL

(1)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Gains (losses) on valuation and disposal of securities:
Gains (losses) on redemption of securities	(28)	200	(1,248)
Gains (losses) on transaction of securities	(37,675)	37,216	(13,494)
Gains (losses) on valuation of securities	(6,923)	(5,299)	(23,218)

Sub-total	(44,626)	32,117	(37,960)

Gains (losses) on derivatives:
Gains (losses) on transaction of derivatives
Interest rate derivatives	(41,615)	(48,212)	(46,400)
Currency derivatives	81,117	(144,695)	216,494
Equity derivatives	4,525	(5,820)	(3,678)
Other derivatives	474	(2,139)	(468)

Sub-total	44,501	(200,866)	165,948

Gains (losses) on valuation of derivatives
Interest rate derivatives	40,815	12,096	45,746
Currency derivatives	13,191	(199,094)	(37,511)
Equity derivatives	6,398	28,513	(6,282)
Other derivatives	(550)	(40)	31

Sub-total	59,854	(158,525)	1,984

Total	59,729	(327,274)	129,972

(2)	Gains (losses) on valuation of financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Losses on redemption of securities	18	(7)	—
Gains (losses) on transaction of securities	(593)	(243)	265
Losses on valuation of securities	4,926	(2,306)	(920)
Gains (losses) on transaction of other financial assets designated at FVTPL	25,244	(12,664)	(7,842)
Gains (losses) on valuation of other financial assets designated at FVTPL	47,313	(22,400)	2,425

Total	76,908	(37,620)	(6,072)

37. Gains (Losses) on AFS Financial Assets

Gains (losses) on AFS financial assets recognized in consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Gains on redemption of securities	72	76	43
Gains on transaction of securities	1,220,110	650,793	59,355
Impairment loss on securities	(193,249)	(117,721)	(144,640)

Total	1,026,933	533,148	(85,242)

38. Impairment Loss due to Credit Loss

Impairment loss for loans and receivables, guarantees and loan commitment recognized due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Provision for credit loss	1,889,312	1,849,779	2,225,123
Reversal of provision for credit loss	(77,323)	(42,436)	(25,761)

Sub-total	1,811,989	1,807,343	2,199,362

Provision for guarantee	151,540	45,704	95,309
Reversal of provision for guarantee	(5,305)	(77,087)	(1,998)

Sub-total	146,235	(31,383)	93,311

Provision for loan commitment	2,668	26,220	—
Reversal of provision for loan commitment	(38,310)	(3,151)	(15,413)

Sub-total	(35,642)	23,069	(15,413)

Total	1,922,582	1,799,029	2,277,260

39. Other Net Operating Incomes (Expenses)

(1)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Gains on transaction of foreign exchange	8,161,060	2,435,364	2,572,130
Gains on translation of foreign exchange	1,321	540	383
Gains on disposal of loans and receivables	51,910	121,903	115,623
Gains on transactions of derivatives (hedging)	233	773	11,213
Gains on valuations of derivatives (hedging)	187,038	38,437	273
Gains on fair value hedged items	3,876	43,725	127,558
Reversal of other provisions	9,666	2,917	3,054
Others	16,371	117,358	276,731

Total	8,431,475	2,761,017	3,106,965

(2)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Administrative expenses	2,653,194	2,789,286	2,902,172
Losses on transaction of foreign exchange	8,007,060	2,044,214	2,438,849
Losses on translation of foreign exchange	4,000	1,101	549
KDIC deposit insurance fees	210,665	223,372	236,845
Contribution to miscellaneous funds	298,685	310,300	326,626
Losses on disposal of loans and receivables	199,012	132,462	22,528
Losses on transactions of derivatives (hedging)	5,641	22,927	35,543
Losses on valuations of derivatives (hedging)	8,345	31,475	84,233
Losses on fair value hedged items	195,837	38,879	13,505
Other provisions	10,718	27,097	41,632
Others	1,256	97,935	32,478

Total	11,594,413	5,719,048	6,134,960

(3)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31,
			2011	2012	2013
Employee benefits	Short term	-Salaries	1,130,915	1,123,344	1,186,568
	employee benefits	-Others	307,123	340,525	346,141
	Retirement benefit service costs		94,127	99,484	122,882
	Redundancy payments		43,601	57,171	58,215

	Sub-Total		1,575,766	1,620,524	1,713,806

Depreciation and amortization			202,117	219,312	232,737
Other administrative expenses	Rent		194,303	213,812	231,422
	Taxes and dues		111,710	108,343	113,469
	Service charges		167,734	195,889	206,314
	IT expenses		99,818	107,137	104,690
	Telephone and communication expenses		49,369	56,821	56,319
	Operating promotion expenses		45,310	50,689	44,963
	Advertising		78,949	69,987	56,269
	Printing		11,116	10,921	9,596
	Traveling expenses		8,482	8,069	6,848
	Supplies		6,369	6,937	6,806
	Insurance premium		3,996	4,034	4,428
	Others		98,155	116,811	114,505

	Sub-total		875,311	949,450	955,629

	Total		2,653,194	2,789,286	2,902,172

40. Other Non-Operating Incomes (Expenses)

(1)	Other non-operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Rental fee income	9,320	6,079	6,101
Gains on disposal of investment in joint ventures and associates	60,894	28,542	19,974
Gains on disposal of premises and equipment and other assets	65,758	2,158	9,509
Reversal of impairment loss on premises and equipment and other assets	321	356	46
Others	69,823	111,236	109,501

Total	206,116	148,371	145,131

(2)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Expenses on investment properties	6,387	5,061	4,538
Losses on disposal of investment in joint ventures and associates	—	167	4,464
Losses on disposal of premises and equipment and other assets	3,242	372	681
Impairment loss on premises and equipment and other assets	15,442	2,178	1,999
Donation	44,986	68,587	52,345
Others	46,410	28,108	31,727

Total	116,467	104,473	95,754

41. Income Tax Expense

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Current tax expense
Current tax expense in respect of the current year	632,342	591,891	170,478
Adjustments recognized in the current period in relation to the current tax of prior periods	5,360	(26,179)	(3,625)

Sub-total	637,702	565,712	166,853

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	26,622	(211,486)	457,450
Less: Deferred tax charged directly to OCI	85,527	154,428	(1,647)

Sub-total	112,149	(57,058)	455,803

Income tax expense	749,851	508,654	622,656

Income tax expense for continuing operations	559,011	356,840	35,096
Income tax expense for discontinued operations	190,840	151,814	587,560

(2)	Income tax expense can be reconciled to net income as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Net income (loss) before income tax expense	3,201,166	2,356,334	(90,779)
Income from continuing operations before income tax	2,341,846	1,637,920	287,667
Income (loss) from discontinued operations before income tax	859,320	718,414	(378,446)
Tax calculated at statutory tax rate(*1)(*2)	774,656	569,771	(22,432)
Adjustments
Effect of income that is exempt from taxation	(102,971)	(81,848)	(85,051)
Effect of expense that is not deductible in determining taxable profit	87,922	46,920	57,713
Effect on deferred tax due to the change of income tax rate	(12,856)	—	—
Effect from the recognition of loss carry-forward and net taxable differences due to investments in subsidiaries and joint ventures that has not been recognized in previous periods	—	—	669,595
Adjustments recognized in the current period in relation to the current tax of prior periods	5,360	(26,179)	(3,625)
Others	(2,260)	(10)	6,456

Sub-total	(24,805)	(61,117)	645,088

Income tax expense	749,851	508,654	622,656

Income tax expense for continuing operations	559,011	356,840	35,096
Income tax expense for discontinued operations	190,840	151,814	587,560
Effective tax rate(*3)	23.4%	21.6%	—

(*1)	Applicable income tax rate: 1) 11% for below 200 million Won, 2) 24.2% for above 200 million Won for the year ended December 31, 2011.
(*2)	Applicable income tax rate: 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won, 3) 24.2% for above 20 billion Won for the years ended December 31, 2012 and 2013.
(*3)	The effective tax rate is not produced because net income before income tax is negative amount for the years ended December 31, 2013.

(3)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Beginning balance	Change in accounting policy (IAS 19)	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on Financial Assets at FVTPL	170,989	—	36,789	—	207,778
Gain on available-for-sale financial assets	(366,219)	—	48,301	72,906	(245,012)
Gain (loss) on valuation using the equity method of accounting	3,974	—	26,673	6,312	36,959
Gain (loss) on valuation of derivatives	(103,256)	—	(44,585)	2,346	(145,495)
Accrued income	(83,155)	—	(26,001)	—	(109,156)
Allowance for credit losses	81,160	—	(72,734)	—	8,426
Loan and receivables written off	54,322	—	(46,567)	—	7,755
Loan origination costs and fees	(33,348)	—	(10,619)	—	(43,967)
Defined benefit liability	—	37,266	17,364	5,265	59,895
Deposits with employee retirement insurance trust	(27,881)	—	(17,141)	493	(44,529)
Provision for guarantee	48,735	—	7,599	—	56,334
Other provision	89,865	—	(6,065)	—	83,800
Others	10,985	(37,266)	(25,163)	(1,795)	(53,239)

Net deferred tax assets (liabilities)	(153,829)	—	(112,149)	85,527	(180,451)

	For the year ended December 31, 2012
	Beginning balance	Change in accounting policy (IFRS 10)	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	207,778	19,355	10,941	—	238,074
Gain (loss) on available-for-sale financial assets	(245,012)	12,090	5,984	114,713	(112,225)
Gain (loss) on valuation using the equity method of accounting	36,959	—	18,258	(2,906)	52,311
Gain (loss) on valuation of derivatives	(145,495)	(17,464)	104,058	628	(58,273)
Accrued income	(109,156)	—	(44,242)	—	(153,398)
Allowance for credit losses	8,426	—	(16,268)	—	(7,842)
Loan and receivables written off	7,755	—	2,857	—	10,612
Loan origination costs and fees	(43,967)	—	(29,292)	—	(73,259)
Defined benefit liability	59,895	7,098	27,763	16,123	110,879
Deposits with employee retirement insurance trust	(44,529)	(15,571)	(34,374)	562	(93,912)
Provision for guarantee	56,334	—	23,815	—	80,149
Other provision	83,800	15,002	2,527	—	101,329
Others	(53,239)	(30,587)	(14,969)	25,308	(73,487)

Net deferred tax assets (liabilities)	(180,451)	(10,077)	57,058	154,428	20,958

	For the year ended December 31, 2013
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Classified into disposal group held for sale	Classified into disposal group held for distribution to owners	Ending balance
Gain (loss) on financial assets at FVTPL	238,074	25,061	—	(31,882)	1,474	232,727
Gain (loss) on available-for-sale financial assets	(112,225)	10,338	3,201	45,852	(24,018)	(76,852)
Gain (loss) on valuation using the equity method of accounting	52,311	86,776	1,096	(20,651)	2,374	121,906
Gain (loss) on valuation of derivatives	(58,273)	23,495	93	(2,721)	142	(37,264)
Accrued income	(153,398)	3,784	—	22,662	61,255	(65,697)
Allowance for credit losses	(7,842)	(61,499)	—	(274)	—	(69,615)
Loan and receivables written off	10,612	(85)	—	(332)	—	10,195
Loan origination costs and fees	(73,259)	(23,926)	—	16,914	8,459	(71,812)
Defined benefit liability	110,879	33,992	428	(12,949)	(24,852)	107,498
Deposits with employee retirement insurance trust	(93,912)	(44,330)	895	12,554	24,887	(99,906)
Provision for guarantee	80,149	15,232	—	—	(3,977)	91,404
Other provision	101,329	(5,749)	—	(3,867)	(52,918)	38,795
Investments in joint ventures and associates	—	(508,758)	(23,508)	(74,643)	606,909	—
Others	(73,487)	(10,134)	16,148	14,755	(22,510)	(75,228)

Net deferred tax assets	20,958	(455,803)	(1,647)	(34,582)	577,225	106,151

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Deductible temporary differences
Provision for credit loss	46,899	70,867
Investments in subsidiaries	78,953	49,253

Sub-total	125,852	120,120

Unused tax losses	294,863	12,562
Taxable temporary differences
Investments in subsidiaries	(14,807,393)	(10,340,413)

Total	(14,386,678)	(10,207,731)

Tax loss carry forward, amounting to 12,562 million won, 172,203 million won, and 110,098 million won, are to be expired on December 31, 2013, 2019 and 2020, respectively.

(5)	Deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Loss on available-for-sale financial assets	(137,713)	(162,476)
Share of other comprehensive loss of jointly controlled entities and associates	(4,060)	(3,166)
Gain on overseas business translation	24,689	43,429
Remeasurements	21,575	25,982
Loss on valuation of cash flow hedges	(281)	(1,206)

Total	(95,790)	(97,437)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Current tax assets	38,667	143,101
Current tax liabilities	178,791	9,980

(7)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Deferred tax assets	155,439	155,256
Deferred tax liabilities	134,481	49,105

Net deferred tax assets	20,958	106,151

42. Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	For the years ended December 31,
	2011	2012	2013
Net income (loss) attributable to owners	2,153,825	1,633,341	(537,688)
Dividends to hybrid securities	(1,942)	(27,336)	(29,399)
Net income (loss) attributable to owners after dividends to hybrid securities	2,151,883	1,606,005	(567,087)
Net income from continuing operations	1,633,451	1,137,095	132,612
Net income (loss) from discontinued operations	518,432	468,910	(699,699)
Weighted average number of common shares outstanding	806,012,901 shares	806,013,340 shares	806,013,340 shares
Basic Earnings (loss) Per Share	2,670	1,993	(704)
Basic Earnings Per Share for continuing operations	2,027	1,411	165
Basic Earnings Per Share for discontinued operations	643	582	(868)

Diluted EPS is equal to basic EPS because there is no dilution effect for the year ended December 31, 2011, 2012 and 2013, respectively.

43. Contingent Liabilities and Commitments

(1)	Details of guarantees are as follow (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013(*)
Confirmed guarantees
Guarantee for loans	172,177	211,239
Acceptances	622,106	876,937
Letters of guarantees	124,531	173,292
Other confirmed guarantees	8,851,336	8,545,335

Total	9,770,150	9,806,803

Unconfirmed guarantees
Local letter of credit	852,840	743,134
Letter of credit	5,795,397	5,023,848
Other unconfirmed guarantees	2,368,781	1,779,210

Total	9,017,018	7,546,192

CP purchase commitments and others	4,948,243	5,447,858

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013(*)
Loan commitments	91,362,821	90,728,033
Other commitments	6,666,254	3,146,251

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

(3)	Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2012		December 31, 2013(*)
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	433 cases	504 cases	337 cases	475 cases
Amount of litigation	1,524,989	1,003,880	1,346,034	841,278
Provision for litigations	—	243,745	—	206,745

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

As of December 31, 2013, major lawsuits which the Group is facing, are due to a financial incident by structured finance’s division of 2010 Gongpyung 1st Co., Ltd. amounting to 65,000 million Won (defendant: Kyongnam Bank), an incident related to currency option product raised by CAP Corp. amounting to 56,071 million Won (defendant: Woori Bank), and payment of seized deposit of Seocho District Tax Office amounting to 45,000 million Won (defendant: Woori Bank).

44. Lease

(1)	Operating lease

Minimum lease payments to be collected under the operating lease agreement are as follows (Unit: Korean Won in millions):

	December 31, 2012		December 31, 2013(*)
	Local currency	Foreign currency	Local currency	Foreign currency
One year or less	66	—	—	—

(*)	The amounts are due to the reclassifications of subsidiaries into disposal group held for sale and disposal groups held for distribution to owners.

(2)	Finance lease receivables

Present value of gross investment and minimum lease payments are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013(*)
1 year or less	309,380	—
1 - 2 years	227,324	—
2 - 3 years	128,413	—
3 - 4 years	21,090	—
More than 5 years	1,794	—

Gross investment in lease	688,001	—
Unrealized interest revenue	(68,789)	—

Net investment in lease	619,212	—
Receivables of cancellable lease	3,851	—
Costs of finance lease	16,666	—

Receivables of finance lease	639,729	—
Allowance for credit losses	(2,971)	—

Total	636,758	—

(*)	The amounts were reclassified to disposal group held for sale and disposal groups held for distribution to owners.

(3)	Finance lease liabilities

Present value of minimum lease payments under finance lease agreements are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
1 year or less	25,333	25,493
1 - 5 years	42,540	29,750

Sub - total	67,873	55,243

Present value discount	(4,475)	(2,734)

Present value	63,398	52,509

45. Related Party Transactions

Related parties of the Group and major transactions with related parties during the current and prior period are as follows:

(1)	Related parties

Government related entity	Joint ventures and associates
Korea deposit insurance corporation

Woori Aviva Life Insurance Co., Ltd.,

Woori Renaissance Holdings, Woori New Alpha Fund,

Woori Blackstone Korea Opportunity Private Equity Fund I.,

Korea Credit Bureau Co., Ltd., DKT Co., Ltd.,

Phoenix Digital Tech Co., Ltd., Korea Finance Security Co., Ltd.,

Woori Service Networks Co., Ltd., Kumho Tires Co., Ltd.,

United PF 1st Corporate Financial Stability,

Chin Hung International, Inc., Poonglim Co., Ltd.,

Ansang Tech Co., Ltd., Hana Construction Co., Ltd.,

STX Engine Co., Ltd., Samho International Co., Ltd.,

Forcetec Co., Ltd., Chungdo Woori Century Security Corp.,

Woori Columbus 1st Private Equity Fund, Seoul Lakeside Co., Ltd.,

Woori EA 16th Asset Securitization Specialty and 22 SPCs.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
Government related entity
Loans and receivables	133,853	16
Other financial assets	1,058,731	1,516,241
Other assets	960	1,085
Deposits due to customers	590,061	1,259,529
Provision	377	232
Other financial liabilities	3,456	6,526
Other liabilities	1,783	2,568
Joint ventures
AFS financial assets	11	205
Loans and receivables	8,571	688
Allowance for credit loss	(149)	(4)
Other assets	295	134
Deposits due to customers	1,079	6,834
Other financial liabilities	280	241
Other liabilities	234	234
Associates
AFS financial assets	148,373	104,565
Loans and receivables	827,730	821,225
Allowance for credit loss	(67,256)	(150,239)
Other assets	649	952
Deposits due to customers	91,047	268,881
Provision	141	512
Other financial liabilities	548	773
Other liabilities	—	26

(3)	Financing transactions with related parties are as follows(Unit: Korean Won in millions):

	Related Parties	Beginning of the period	Loan transactions(*)		End of the period	Investment in cash
			Originated to	Collected
2012	Associates	1,222,367	334,458	599,553	957,272	—
2013	Associates	957,272	152,568	350,225	759,615	6,135

(*)	The amounts are except for commercial transactions short-term financial instruments (call loan and others).

(4)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Government related entity
Interest income	66,217	47,073	41,521
Interest expense	9,482	7,497	14,801
Reversal of provision	457	281	65
Other operating expense	1,455	—	—
Joint ventures
Fees income	17,565	18,298	3,001
Other operating income	4,911	3,879	3,376
Interest expense	27	18	45
Fees expense	3	—	56
Provision	25	(37)	149
Other operating expense	167	568	163
Associates
Interest income	17,047	13,638	16,594
Fees income	7,748	8,827	12,398
Other operating income	14,327	13,077	28,850
Interest expense	1,569	979	2,262
Provision	2,420	(10,350)	(26,779)
Fees expense	10	—	—
Other operating expense	193	450	1,279

(5)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013
KDIC	2,200,000	2,000,684	Loan commitment
Korea Credit Bureau Co., Ltd.	—	33	Loan commitment
Woori Service Networks Co., Ltd.	—	158	Loan commitment
Korea Finance Security Co., Ltd.	—	51	Loan commitment
Kumho Tires Co., Inc.	13,922	18,255	Letter of credit
	74,668	—	Loan commitment
	204	128	Endorsed notes
	18,967	16,739	Commitments on loss sharing
Phoenix Digital Tech Co., Ltd.	4,994	3,797	Loan commitment
Chin Hung International Inc.	85	—	Letter of credit
	40,825	40,630	Loan commitment
DKT Co., Ltd.	—	17,920	Loan commitment
	—	5,879	Derivative commitment
Woori Blackstone Korea Opportunity Private Equity Fund I	—	15,565	Securities purchase contract
	—	10,000	Contribution commitment
STX Engine Co., Ltd	—	38,757	Loan commitment

(6)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31,
	2011	2012	2013
Short term benefits	28,084	30,510	22,259
Severance payments	1,372	2,507	1,861

Total	29,456	33,017	24,120

46. Disposal group held for sale and net income (loss) from discontinued operations

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan for the privatization of Woori Finance Holdings Co., Ltd. dated June 26, 2013, the Parent company announced on August 16, 2013 the plan to sell Woori Investment Securities Co., Ltd, Woori Financial Co., Ltd., Woori F&I Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance and Woori Savings Bank.

During December 2013, the Parent company selected the preferred potential buyers, and the negotiation to reach the final agreement for the deal was still ongoing at the end of 2013. Therefore, the Parent company classified the related assets and liabilities of Woori Investment Securities Co., Ltd, Woori Financial Co., Ltd., Woori F&I Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance and Woori Savings Bank into disposal group held for sale as of December 31, 2013 and presented net income (loss) from discontinued operations for the years ended December 31, 2011, 2012 and 2013.

(2)	As of December 31, 2013, details of assets and liabilities classified as disposal group asset held for sale (after impairment as described below) are as follows (Unit: Korean Won in millions):

December 31, 2013
Disposal group held for sale
Cash and cash equivalents	303,202
Financial assets at FVTPL	21,102,011
Available-for-sale financial assets	1,103,146
Held-to-maturity financial assets	3,025
Loans and receivables	11,738,411
Investments in joint ventures and associates	120,805
Investment properties	1,329
Premises and equipment	15,855
Intangible assets and goodwill	33,178
Current tax assets	17,111
Deferred tax assets	102,843
Derivative assets	11,279
Other assets	132,610

Total	34,684,805

Liabilities directly associated with Disposal group held for sale
Financial liabilities at fair value through profit or loss	10,028,166
Deposits due to customers	1,988,495
Borrowings	13,502,487
Debentures	4,045,486
Provisions	17,565
Provision for retirement	7,829

December 31, 2013
Current tax liabilities	8,151
Deferred tax liabilities	68,261
Derivative liabilities	2,257
Other financial liabilities	2,310,746
Other liabilities	68,183

Total	32,047,626

At December 31, 2013, the fair value of the disposal group was estimated at the final bid price received less incidental costs for disposal which was equivalent to 3,311,175 million Won, resulting in an impairment of the net assets held for sale in the amount of 793,108 million Won. The fair value is a level 2 measurement as it was not based in market quotes in an active market but the result of a private transaction between an independent buyer and seller.

(3)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012	December 31, 2013
Interest income	1,081,611	1,154,134	1,190,183
Interest expense	(531,834)	(569,935)	(552,660)
Net interest income	549,777	584,199	637,523
Fees and commissions income	643,608	484,624	439,125
Fees and commissions expense	(75,707)	(96,026)	(84,171)
Net fees and commissions income	567,901	388,598	354,954
Dividend income	20,513	27,442	26,789
Net gain (loss) on financial instruments at fair value through profit or loss	(68,281)	(72,282)	(114,652)
Net gain (loss) on available-for-sale financial assets	50,537	43,440	(262)
Impairment loss due to credit loss	(146,210)	(121,437)	(147,924)
Other net operating expenses	(664,655)	(601,224)	(573,231)
Operating income	309,582	248,736	183,197
Share of profits (loss) of joint ventures and associates	56,562	20,451	19,520
Other non-operating income	196	(34,571)	(53,733)
Non-operating income	56,758	(14,120)	(34,213)
Net income before income tax expense	366,340	234,616	148,984
Income tax expense	(90,887)	(63,678)	(150,633)
Sub-Total	275,453	170,938	(1,649)
Impairment of assets held for sale	—	—	(793,108)
Income tax benefit for Impairment	—	—	191,970
Income from discontinued Operations	275,453	170,938	(602,787)

(4)	Details of cash flows in discontinued operations are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012	December 31, 2013
Cash flows from operating activities:	(853,616)	(1,321,089)	(3,978,948)
Cash flows from investing activities:	(88,657)	619,290	105,717
Cash flows from financing activities:	1,101,935	657,084	3,906,802

47. Disposal group held for distribution to owners and net income (loss) from discontinued operations

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan of the privatization of Woori Finance Holdings Co., Ltd. dated June 26, 2013, the Board of Directors of the Parent company approved on August 27, 2013, the plan of spin-off of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. The spin-off is to take place through distribution of the shares of newly established holding companies, which are receiving the investments in Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., to the shareholders of the Parent company and it is due to be legally effective on May 1, 2014. Therefore, the Parent company classified the related assets and liabilities of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. into a disposal group held for distribution to owners as of December 31, 2013.

(2)	As of December 31, 2013, details of assets and liabilities classified as disposal group held for distribution to owners are as follows (Unit: Korean Won in millions)

December 31, 2013
Disposal group held for distribution to owners
Cash and cash equivalents	691,608
Financial assets at FVTPL	654,965
Available-for-sale financial assets	3,257,957
Held-to-maturity financial assets	4,124,083
Loans and receivables	41,057,781
Investments in joint ventures and associates	28,286
Investment properties	48,566
Premises and equipment	299,828
Intangible assets and goodwill	32,828
Current tax assets	573
Deferred tax assets	40,540
Other assets	75,278

Total	50,312,293

Liabilities directly associated with disposal group held for distribution to owners
Financial liabilities at FVTPL	31,962
Deposits due to customers	36,603,292
Borrowings	4,860,597
Debentures	2,515,965
Provisions	233,831
Provision for retirement	88,854
Deferred tax liabilities	617,764
Derivative liabilities	15,920
Other financial liabilities	1,859,151
Other liabilities	55,078

Total	46,882,414

The Group measured the disposal group held for distribution to owners at the lower of the its previous carrying value and the fair value less costs for distribution in the amount of 3,286,389 million Won, classified into level 3 due to the valuation techniques used when measuring the fair value and the inputs used in the valuation technique that were not observable in the market. The impairment loss on disposal group held for distribution to owners in the amount of 40,658 million Won was recognized as of December 31, 2013.

A description of valuation techniques used for fair value measurement of the disposal group held for distribution to owners and the related significant unobservable input variables are as follows:

The Group utilized the market approach and the income approach comprehensively for the measurement of the fair values of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. considering characteristics of each approach.

Under the income approach, the discount cash flow method was applied to the projected cash flows for the next 5 years and further periods into perpetuity which were prepared based on assumptions incorporating the expected long-term growth rate for banking industry and inflation rates. The discount rate used reflected the appropriate costs of capital for Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd.

Meanwhile, under the market approach, market multiples reflecting the market values of companies similar to Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. were considered.

The key assumptions used under the income approach are provided as follows:

	Kwangju Bank	Kyongnam Bank
Projected period of cash flow(*1)	5 years	5 years
Perpetual growth rate	2.5%	2.5%
Discount rate(*2)	12.1%	12.1%

(*1)	The cash flow projections for Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. are based on various factors, such as historical financial information, market outlooks, long-term market growth rate, interest rates, and inflation rates, also incorporating management’s latest budget and future operating plans.
(*2)	The discount rate used to discount the cash flows is based on the cost of capital assigned to Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. which is derived using a Capital Asset Pricing Model (“CAPM”). The CAPM depends on inputs, such as risk-free rate and market risk premium to reflect the inherent systematic risk of the business being evaluated.

(3)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012	December 31, 2013
Interest income	2,155,278	2,283,663	2,154,318
Interest expense	(1,042,340)	(1,171,423)	(1,068,723)
Net interest income	1,112,938	1,112,240	1,085,595
Fees and commissions income	218,150	226,124	225,422
Fees and commissions expense	(59,525)	(70,310)	(74,683)
Net fees and commissions income	158,625	155,814	150,739
Dividend income	39,128	34,633	37,064
Net gain (loss) on financial instruments at fair value through profit or loss	51,048	138,831	93,595
Net gain (loss) on available-for-sale financial assets	(4,592)	(7,783)	(10,225)
Net gain (loss) on held-to-maturity investment	82	10	—
Impairment loss due to credit loss	(200,134)	(201,231)	(281,205)
Other net operating expenses	(649,234)	(734,181)	(755,266)
Operating income	507,861	498,333	320,297
Share of profits (loss) of joint ventures and associates	—	3,701	2,274
Other non-operating income	(14,880)	(18,237)	(16,235)
Non-operating income	(14,880)	(14,536)	(13,961)
Net income before income tax expense	492,981	483,797	306,336
Income tax expense	(99,954)	(88,136)	(638,736)
Sub-Total	393,027	395,661	(332,400)
Impairment of assets held for sale	—	—	(40,658)
Income tax benefit for Impairment	—	—	9,839
Income from discontinued Operations	393,027	395,661	(363,219)

(4)	Details of cash flows in discontinued operations are as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2012	December 31, 2013
Cash flows from operating activities:	93,383	(124,427)	703,794
Cash flows from investing activities:	(357,026)	302,273	(160,948)
Cash flows from financing activities:	136,384	56,177	(760,591)

48. Promoting privatization plan

As of June 26, 2013, the Korean Government, through the Public Fund Oversight Committee (the “PFOC”) of the Financial Service Commission, announced its latest plan to privatize the Parent company and its subsidiaries. The privatization plan provides for the segregation of the Group into three groups of entities and disposal of the Korean government’s interest in the Group, which is held through KDIC in a series of transactions. In accordance with the plan, the Group announced the sale of shares of Woori Investment & Securities Co., Ltd., Woori Financial Co., Ltd, Woori F&I Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance Co., Ltd, and Woori Savings Bank Co., Ltd on August 16, 2013. On December 6, 2013, the Group selected the preferred potential buyers for Woori Financial Co., Ltd. and Woori F&I Co., Ltd. of the Brokerage Subsidiaries. In addition, on December 24, 2013, the Group selected the preferred potential buyers for Woori Investment & Securities Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance Co., Ltd. and Woori Savings Bank Co., Ltd.

On February 20, 2014, the Group made agreements for the sales of shares of Woori Financial Co., Ltd. and Woori Asset Management Co., Ltd. with KB Financial Group Inc. and Kiwoom Securities Co., Ltd. respectively.

Meanwhile, in accordance with the plan, the board of directors of the Parent company approved on August 27, 2013 a plan of spin-off of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. In accordance with the plan, on January 28, 2014, the extraordinary shareholders’ meeting of the Group approved the spin-off plan of the Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. and the spin-off is due to be effective on May 1, 2014.

In March 24, 2014, in accordance with the privatization plan, the Group sold its 52% ownership interest in Woori Financial to KB Financial Group Inc.

49. Agreement on the Implementation of a Management Plan

(1) Since December 30, 2000, three subsidiaries of the Parent company, Woori Bank Co., Ltd., Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., and the KDIC have entered into agreements to implement management plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate and adjusted operating income per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2) Since July 2, 2001, the Parent company and the KDIC have entered into an agreement whereby the Parent company would integrate the aforementioned subsidiaries, Woori Bank Co., Ltd., Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., and improve their performances. The agreement stipulates that the Parent company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3) In addition, on July 2, 2001, in order to implement the aforementioned agreements, the Parent company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Parent company, consult with the Parent company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Parent company’s business strategies. If the three subsidiaries fail to implement the management plan, the Parent company may order the three subsidiaries to limit sales of the specific financial products, investments in premises and equipment, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

50. Parent Company

Condensed financial information of the Parent company is as follows (Unit: Korean Won in millions):

(1)	Condensed statements of financial position

	December 31, 2012	December 31, 2013
Assets
Cash and cash equivalents:
Bank subsidiaries	236,400	45,524
Investments in subsidiaries and associates:
Bank subsidiaries	16,041,776	12,848,076
Non-bank subsidiaries	1,934,549	915,654
Other assets	233,879	1,730,849
Disposal group held for distribution to owners	—	2,441,809

Total assets	18,446,604	17,981,912

Liabilities
Borrowings & debentures	3,654,276	3,505,025
Other liabilities	220,652	551,728
Liabilities directly associated with disposal group held for distribution to owners	—	180,553

Total liabilities	3,874,928	4,237,306

Equity	14,571,676	13,744,606

Total liabilities and equity	18,446,604	17,981,912

(2)	Condensed statements of comprehensive income

	For the years ended December 31,
	2011	2012	2013
	(Korean Won in millions, except per share data)
Interest and dividend income
Interest income
Bank subsidiaries	7,978	11,708	6,461
Non-bank subsidiaries	50	49	47
Dividends
Bank subsidiaries	475,140	515,242	216,968
Non-bank subsidiaries	40,868	47,030	37,113
Others	(213,321)	(175,471)	(170,116)

Operating income	310,715	398,558	90,473

Non-operating expense	(6,310)	(1,368)	(309,428)
Net income before income tax expense	304,405	397,190	(218,955)
Income tax expense (income)	(1,007)	(146)	377,408

Net income (loss)	305,412	397,336	(596,363)

Other comprehensive income (loss), net of tax	(932)	(438)	195

Total comprehensive income	304,480	396,898	(596,168)

Basic and diluted earnings per share	375	459	(776)

(3)	Condensed statements of changes in equity

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 1, 2011 (Reported)	4,030,077	—	109,025	(18)	9,665,087	13,804,171
Effect from the application of the amendment of IAS 19	—	—	—	(83)	83	—

January 1, 2011 (Restated)	4,030,077	—	109,025	(101)	9,665,170	13,804,171

Net income	—	—	—	—	305,412	305,412
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends to hybrid securities	—	—	—	—	(1,942)	(1,942)
Issue of hybrid securities	—	309,010	—	—	—	309,010
Remeasurement of the net defined benefit liability	—	—	—	(932)	—	(932)
Disposal of treasury stock	—	—	1	4	—	5

December 31, 2011	4,030,077	309,010	109,026	(1,029)	9,767,137	14,214,221

January 1, 2012	4,030,077	309,010	109,026	(1,029)	9,767,137	14,214,221
Net income	—	—	—	—	397,336	397,336
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends to hybrid securities	—	—	—	—	(27,337)	(27,337)
Remeasurement of the net defined benefit liability	—	—	—	(438)	—	(438)
Issue of hybrid securities	—	189,397	—	—	—	189,397

December 31, 2012	4,030,077	498,407	109,026	(1,467)	9,935,633	14,571,676

January 1, 2013	4,030,077	498,407	109,026	(1,467)	9,935,633	14,571,676
Net income	—	—	—	—	(596,363)	(596,363)
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends to hybrid securities	—	—	—	—	(29,399)	(29,399)
Remeasurement of the net defined benefit liability	—	—	—	195	—	195

December 31, 2013	4,030,077	498,407	109,026	(1,272)	9,108,368	13,744,606

(4)	Condensed statements of cash flows

	For the years ended December 31,
	2011	2012	2013
	(Korean Won in millions)
Cash flows from operating activities:
Net income	305,412	397,336	(596,363)
Adjustments:
Interest income
Bank subsidiaries	(7,978)	(11,708)	(6,461)
Non-bank subsidiaries	(50)	(49)	(47)
Dividend income
Bank subsidiaries	(475,140)	(515,242)	(216,968)
Non-bank subsidiaries	(40,868)	(47,030)	(37,113)
Others	525,215	571,819	960,504

Net cash provided by operating activities	306,591	395,126	103,552

Cash flows from investing activities:
Acquisition of investments in subsidiaries and associates
Bank subsidiaries	—	—	—
Non-bank subsidiaries	(441,970)	(154,229)	(69,648)
Others	(216)	3,043	(67)

Net cash used in investing activities	(442,186)	(151,186)	(69,715)

Cash flows from financing activities:
Increase in borrowings and debentures	1,196,280	802,657	748,045
Issue of hybrid securities	309,010	189,397	—
Redemption of borrowings and debentures	(1,200,000)	(805,000)	(720,000)
Dividends paid on hybrid securities	—	(26,629)	(29,399)
Dividends paid	(201,503)	(201,503)	(201,503)

Net cash provided by (used in) financing activities	103,787	(41,078)	(202,857)

Net increase (decrease) in cash and cash equivalents	(31,808)	202,862	(169,020)

Cash and cash equivalents, beginning of the year	65,346	33,538	236,400
Cash and cash equivalents directly associated with disposal group held for distribution to owners	—	—	(21,856)

Cash and cash equivalents, end of the year	33,538	236,400	45,524

51. Events after the balance sheet date

In January 2014, Woori Bank completed the purchase of an additional 27% equity interest through Woori Bank (in addition to the 6% equity interest Woori Bank previously acquired through its subsidiary P.T. Bank Woori Indonesia) in P.T. Bank Himpunan Saudara 1906, an Indonesian commercial bank with a network over 100 branches and offices throughout Indonesia. As a result, Woori Bank became the second largest shareholder of the entity, and the Group plans to merge it in the future with P.T. Bank Woori Indonesia.