Form 20-F
period 2014-12-31
WOORI BANK
filed 2015-04-30
CIK 1264136

As filed with the Securities and Exchange Commission on April 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-31811

Woori Bank

(Exact name of Registrant as specified in its charter)

Woori Bank

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

673,271,227 shares of Common Stock, par value ￦5,000 per share

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

i

ii

EXPLANATORY NOTE

Prior to November 1, 2014, we, Woori Bank, were a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd. On November 1, 2014, Woori Finance Holdings merged with and into us, such that we remained as the surviving entity, and Woori Finance Holdings ceased to exist, after the merger. In connection with the merger, shareholders of Woori Finance Holdings recorded in its shareholder register as of November 1, 2014 received one share of our common stock for each share of common stock of Woori Finance Holdings they held.

As a result of the merger, the other former subsidiaries of Woori Finance Holdings, including Woori Card Co., Ltd., Woori Private Equity Co., Ltd., Woori FIS Co., Ltd., Woori Investment Bank, Ltd. and Woori Finance Research Institute Co., Ltd., became our subsidiaries. Accordingly, our overall business and operations after the merger, on a consolidated basis, are substantially identical to those of Woori Finance Holdings on a consolidated basis prior to the merger. See “Item 4A. History and Development of the Company—Privatization Plan—Merger with Woori Finance Holdings.”

The merger constituted a succession for purposes of Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended, such that our common stock was deemed registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a). Following the merger, we file reports under the Exchange Act as the successor issuer to Woori Finance Holdings.

The merger qualified as a business combination under common control for accounting purposes. Accordingly, we recognized the transferred assets and liabilities of Woori Finance Holdings at their book value and did not recognize any goodwill in connection with the merger. The consolidated financial statements included in this annual report are, as of dates and for periods prior to the date of the merger, for Woori Finance Holdings and its subsidiaries (including us) and, as of dates and for periods from and after the date of the merger, for us and our subsidiaries. For further information regarding the accounting treatment of the merger, see Note 50 of the notes to our consolidated financial statements.

Unless otherwise indicated or required by the context, “we,” “us,” “our” and similar terms used in this annual report refer to Woori Bank and its subsidiaries and, for periods prior to the merger, refer to Woori Finance Holdings and its subsidiaries for such periods (including Woori Bank), but excluding those accounted for as discontinued operations.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Unless indicated otherwise, the financial information in this annual report has been prepared in accordance with IFRS as issued by the IASB, which is not comparable to information prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

Dispositions and other transactions that we have effected in recent years may affect the direct comparability of the historical financial information included in this annual report as of and for different dates and periods. The Korean government, which currently owns 51.04% of our outstanding common stock through the Korea Deposit Insurance Corporation, or the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. Pursuant to such plan, in May 2014, Woori Finance Holdings established KJB Financial Group Co., Ltd. and KNB Financial Group Co., Ltd. through a spin-off of its businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, respectively. As a result of such spin-off, KJB Financial Group became the owner of the shares of Kwangju Bank previously held by Woori Finance Holdings, and KNB Financial Group became the owner of the shares of Kyongnam Bank previously held by Woori Finance Holdings. Woori Finance Holdings no longer owned any shares of Kwangju Bank or Kyongnam Bank, and neither they nor their new holding companies were its subsidiaries, after the spin-off. Following such spin-off, each of these banks was merged with its holding company, and in October 2014, the KDIC sold its 56.97% ownership interest in Kwangju Bank and Kyongnam Bank to JB Financial Group and BS Financial Group, respectively. In addition, in March 2014, Woori Finance Holdings sold its 52.0% ownership interest in Woori Financial Co., Ltd. to KB Financial Group Inc. In May 2014, Woori Finance Holdings also sold its 100.0% ownership interest in Woori Asset Management Co., Ltd. to Kiwoom Securities Co., Ltd. and sold its 100.0% ownership interest in Woori F&I to Daishin Securities Co., Ltd. In June 2014, Woori Finance Holdings sold its 37.9% ownership interest in Woori Investment & Securities Co., Ltd., its 51.6% ownership interest in Woori Aviva Life Insurance Co., Ltd. and its 100.0% ownership interest in Woori FG Savings Bank to NongHyup Financial Group Inc. in a collective sale. As a result of such sales, Woori Investment & Securities, Woori Asset Management, Woori Aviva Life Insurance, Woori FG Savings Bank, Woori F&I and Woori Financial were no longer subsidiaries of Woori Finance Holdings, and it no longer owned any shares in such former subsidiaries. See “Item 4A. History and Development of the Company—Privatization Plan.”

In light of such dispositions during 2014, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I were classified as a disposal group held for distribution or sale, and their operations were accounted for as discontinued operations, in our consolidated statements of financial position and comprehensive income as of and for the year ended December 31, 2013, as well as in our consolidated statement of comprehensive income for the year ended December 31, 2014, included in this annual report. Similarly, our consolidated statement of comprehensive income for the year ended December 31, 2012 included in this annual report was restated to account for such entities as discontinued operations. However, our consolidated statement of financial position as of December 31, 2012 included in this annual report was not so restated. Accordingly, in general, our financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 appearing in this annual report does not include financial data with respect to such discontinued operations, while our financial information as of December 31, 2010, 2011 and 2012 appearing in this annual report includes financial data with respect to such discontinued operations. As a result, our financial information as of December 31, 2010, 2011 and 2012 may not be directly comparable to our financial information as of and for other dates and periods.

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

For your convenience, this annual report contains conversions of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2014, which was ￦1,090.9 = US$1.00.

FORWARD-LOOKING STATEMENTS

The U.S. Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements.

Words and phrases such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “estimate,” “expect,” “future,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “predict,” “project,” “risk,” “seek to,” “shall,” “should,” “will likely result,” “will pursue” and words and terms of similar substance used in connection with any discussion of future operating or financial performance or our expectations, plans, projections or business prospects identify forward-looking statements. In particular, the statements under the headings “Item 3D. Risk Factors,” “Item 4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” regarding our financial condition and other future events or prospects are forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

In addition to the risks related to our business discussed under “Item 3D. Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	a change or delay in, or cancellation of, the Korean government’s privatization plan with respect to us;

•	our ability to successfully implement our strategy;

•	future levels of non-performing loans;

•	our growth and expansion;

•	the adequacy of allowances for credit and other losses;

•	technological changes;

•	interest rates;

•	investment income;

•	availability of funding and liquidity;

•	our exposure to market risks; and

•	adverse market and regulatory conditions.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 have been audited by Deloitte Anjin LLC, an independent registered public accounting firm.

The Korean government, which currently owns 51.04% of our outstanding common stock through the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. As a result of the dispositions of Woori Finance Holdings’ ownership interests in Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I in 2014, these former subsidiaries of Woori Finance Holdings were classified as a disposal group held for distribution or sale in our consolidated statement of financial position as of December 31, 2013 (but not as of prior dates) and have been accounted for as discontinued operations in our consolidated statements of comprehensive income for the years ended December 31, 2010, 2011, 2012, 2013 and 2014. See “Item 4A. History and Development of the Company—Privatization Plan.”

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated Statement of Comprehensive Income Data

	Year ended December 31,
	2010(1)		2011(1)(2)		2012(1)(2)(3)		2013(1)(2)(3)		2014(1)(2)(3)		2014(1)(2)(3)(4)
	(in billions of Won except per share data)										(in millions of US$ except per share data)
Interest income	￦	10,442	￦	11,095	￦	10,891	￦	9,493	￦	9,211	US$	8,444
Interest expense		(6,255)		(6,206)		(6,043)		(5,001)		(4,718)		(4,325)

Net interest income		4,187		4,889		4,848		4,492		4,493		4,119
Fees and commissions income		1,576		1,625		1,687		1,565		1,598		1,465
Fees and commissions expense		(420)		(444)		(498)		(639)		(681)		(624)

Net fees and commissions income		1,156		1,181		1,189		926		917		841
Dividend income		140		143		101		88		97		89
Net gain (loss) on financial assets at fair value through profit or loss		22		137		(365)		124		190		174
Net gain (loss) on available-for-sale financial assets		976		1,027		533		(85)		(69)		(63)
Impairment losses on credit loss		(2,506)		(1,923)		(1,799)		(2,277)		(1,097)		(1,006)
Other net operating expenses(5)		(2,676)		(3,163)		(2,958)		(3,028)		(3,633)		(3,331)

Operating income		1,299		2,291		1,549		240		898		823
Share of gain (loss) of joint ventures and associates		33		(39)		45		(1)		(68)		(62)
Other non-operating income (expense)		(68)		90		44		49		4		4

Non-operating income (loss)		(35)		51		89		48		(64)		(58)
Net income before income tax expense		1,264		2,342		1,638		288		834		765
Income tax expense		313		559		357		35		288		264

Net income from continuing operations		951		1,783		1,281		253		546		501
Net income (loss) from discontinued operations		650		668		566		(966)		662		606
Net income (loss)	￦	1,601	￦	2,451	￦	1,847	￦	(713)	￦	1,208	US$	1,107

Remeasurement of the net defined benefit liability		—		(18)		(51)		9		(52)		(47)

Items that will not be reclassified to profit or loss		—		(18)		(51)		9		(52)		(47)
Loss on available-for-sale financial assets		(205)		(375)		(349)		(51)		(75)		(69)
Share of other comprehensive income (loss) of joint ventures and associates		(21)		(38)		57		(6)		(2)		(1)
Gain (loss) on foreign currency translation of foreign operations		(19)		25		(108)		(60)		48		44
Gain (loss) on valuation of cash flow hedge		9		3		13		(2)		(27)		(25)

Items that may be reclassified to profit or loss		(236)		(385)		(387)		(119)		(56)		(51)
Other comprehensive loss, net of tax		(236)		(403)		(438)		(110)		(108)		(98)

Total comprehensive income (loss)	￦	1,365	￦	2,048	￦	1,409	￦	(823)	￦	1,100	US$	1,009

Net income (loss) attributable to owners	￦	1,289	￦	2,154	￦	1,633	￦	(538)	￦	1,214	US$	1,113
Income from continuing operations		794		1,636		1,164		162		435		399
Income (loss) from discontinued operations		495		518		469		(700)		779		714
Net income (loss) attributable to non-controlling interests	￦	312	￦	297	￦	214	￦	(175)	￦	(6)	US$	(6)
Income from continuing operations		157		147		117		91		111		102
Income (loss) from discontinued operations		155		150		97		(266)		(117)		(108)
Comprehensive income (loss) attributable to owners		1,052		1,729		1,177		(623)		1,192		1,093
Comprehensive income (loss) attributable to non-controlling interests		313		319		232		(200)		(92)		(84)
Basic and diluted earnings (loss) from continuing and discontinued operations per share	￦	1,599	￦	2,670	￦	1,993	￦	(704)	￦	1,621	US$	1.49
Basic and diluted earnings from continuing operations per share		985		2,027		1,411		165		536		0.49
Per common share data:
Net income (loss) per share—basic	￦	1,599	￦	2,670	￦	1,993	￦	(704)	￦	1,621	US$	1.49
Weighted average common shares outstanding—basic (in thousands)		806,013		806,013		806,013		806,013		718,265		718,265
Net income (loss) per share—diluted	￦	1,599	￦	2,670	￦	1,993	￦	(704)	￦	1,621	US$	1.49
Weighted average common shares outstanding—diluted (in thousands)		806,013		806,013		806,013		806,013		718,265		718,265
Cash dividends paid per share	￦	250	￦	250	￦	250	￦	—	￦	500	US$	0.46

(1)	The amounts for 2010, 2011, 2012, 2013 and 2014 reflect the classification of certain former subsidiaries as discontinued operations.

(2)

The amounts for 2013 and 2014 reflect a change in our accounting policies pursuant to an amendment to International Accounting Standards, or IAS 19, Employee Benefits, which became effective beginning in 2013. Corresponding amounts for 2012 and 2011 (but not for 2010) were restated to retroactively apply such change.

(3)

The amounts for 2013 and 2014 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011 or 2010) were restated to retroactively apply such change.

(4)

Won amounts are expressed in U.S. dollars at the rate of ￦1,090.9 to US$1.00, the noon buying rate in effect on December 31, 2014 as quoted by the Federal Reserve Bank of New York in the United States.

(5)	For a description of “other net operating expenses,” see Note 40 of the notes to our consolidated financial statements.

Consolidated Statement of Financial Position Data

	As of December 31,
	2010		2011(1)		2012(1)(2)		2013(1)(2)(3)		2014(1)(2)		2014(1)(2)(4)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents	￦	4,871	￦	6,417	￦	5,778	￦	5,478	￦	5,963	US$	5,466
Financial assets at fair value through profit or loss		22,184		25,600		27,352		4,806		4,554		4,175
Available-for-sale financial assets		21,998		19,672		18,889		17,085		18,811		17,243
Held-to-maturity financial assets		19,886		20,036		18,685		12,039		13,044		11,958
Loans and receivables		216,792		235,160		250,276		211,912		223,370		204,758
Investments in joint ventures and associates		745		928		1,038		618		648		594
Investment properties		643		499		492		341		358		328
Premises and equipment		3,097		3,134		3,186		2,536		2,501		2,293
Intangible assets and goodwill		295		448		433		269		296		271
Assets held for sale		88		56		83		1		8		7
Current tax assets		9		57		39		143		5		4
Deferred tax assets		59		80		155		155		258		236
Derivative assets		131		327		281		131		196		180
Other assets(5)		379		377		415		179		145		133
Disposal group held for sale		—		—		—		34,685		—		—
Disposal group held for distribution to owners		—		—		—		50,312		—		—

Total assets	￦	291,177	￦	312,791	￦	327,102	￦	340,690	￦	270,157	US$	247,646

Liabilities
Financial liabilities at fair value through profit or loss	￦	8,838	￦	9,622	￦	10,986	￦	2,507	￦	2,675	US$	2,453
Deposits due to customers		185,428		195,930		204,210		175,324		188,516		172,808
Borrowings		34,266		34,667		33,480		18,232		17,708		16,232
Debentures		29,111		29,266		27,960		21,678		24,796		22,730
Provisions		761		892		864		685		692		634
Net defined benefit liability		70		120		166		72		75		69
Current tax liabilities		174		274		179		10		299		274
Deferred tax liabilities		213		260		134		49		22		20
Derivative liabilities		5		33		38		2		—		—
Other financial liabilities(6)		11,648		19,084		25,544		19,914		16,890		15,482
Other liabilities(7)		399		570		508		410		391		358
Liabilities directly associated with disposal group held for sale		—		—		—		32,048		—		—
Liabilities directly associated with disposal group held for distribution to owners		—		—		—		46,882		—		—

Total liabilities	￦	270,913	￦	290,718	￦	304,069	￦	317,813	￦	252,064	US$	231,060

Equity
Owners’ equity
Capital stock	￦	4,030	￦	4,030	￦	4,030	￦	4,030	￦	3,381	US$	3,100
Hybrid securities		—		309		498		498		2,539		2,327
Capital surplus		180		176		174		177		291		267
Other equity(8)		1,002		563		112		(35)		(2,393)		(2,194)
Retained earnings		10,489		12,446		13,881		13,113		14,165		12,985
Equity directly associated with disposal group held for sale		—		—		—		30		—		—
Equity directly associated with disposal group held for distribution to owners		—		—		—		36		—		—
Non-controlling interests		4,563		4,549		4,338		5,028		110		101

Total equity	￦	20,264	￦	22,073	￦	23,033	￦	22,877	￦	18,093	US$	16,586

Total liabilities and equity	￦	291,177	￦	312,791	￦	327,102	￦	340,690	￦	270,157	US$	247,646

(1)

The amounts as of December 31, 2013 and 2014 reflect a change in our accounting policies pursuant to an amendment to IAS 19, Employee Benefits, which became effective beginning in 2013. Corresponding amounts as of December 31, 2012 and 2011 (but not as of December 31, 2010) were restated to retroactively apply such change.

(2)

The amounts as of December 31, 2013 and 2014 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011 or 2010) were restated to retroactively apply such change.

(3)	The amounts as of December 31, 2013 reflect the classification of certain former subsidiaries as a disposal group held for distribution or sale.
(4)

Won amounts are expressed in U.S. dollars at the rate of ￦1,090.9 to US$1.00, the noon buying rate in effect on December 31, 2014 as quoted by the Federal Reserve Bank of New York in the United States.

(5)	For a description of “other assets,” see Note 19 of the notes to our consolidated financial statements.
(6)	For a description of “other financial liabilities,” see Note 25 of the notes to our consolidated financial statements.
(7)	For a description of “other liabilities,” see Note 25 of the notes to our consolidated financial statements.
(8)	For a description of “other equity,” see Note 30 of the notes to our consolidated financial statements.

Profitability Ratios and Other Data

	Year ended December 31,
	2010(1)		2011(1)		2012(1)(2)		2013(1)(2)		2014(1)(2)
	(in billions of Won except percentages)
Return on average assets(3)		0.55%		0.90%		0.67%		(0.22)%		0.47%
Return on average equity(4)		9.19		14.20		10.46		(3.45)		6.74
Net interest spread(5)		1.75		2.01		1.94		1.83		1.72
Net interest margin(6)		1.87		2.14		2.07		1.94		1.82
Cost-to-income ratio(7)		44.86		46.12		50.79		59.30		68.38
Average equity as a percentage of average total assets		6.01		6.36		6.39		6.50		7.03
Total revenue(8)	￦	13,156	￦	14,027	￦	12,847	￦	11,185	￦	11,027
Operating expense(9)		9,351		9,813		9,499		8,668		9,032
Operating margin(10)		3,805		4,214		3,348		2,517		1,995
Operating margin as a percentage of total revenue		28.92%		30.04%		26.06%		22.50%		18.09%

(1)	The amounts for 2010, 2011, 2012, 2013 and 2014 exclude certain former subsidiaries classified as discontinued operations.
(2)

The amounts for 2013 and 2014 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011 or 2010) were restated to retroactively apply such change.

(3)

Represents net income attributable to owners as a percentage of average total assets. Average balances are based on daily balances for us and on quarterly balances for all of our subsidiaries and our structured companies.

(4)

Represents net income attributable to owners as a percentage of average equity. Average balances are based on daily balances for us and on quarterly balances for all of our subsidiaries and our structured companies.

(5)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(6)	Represents the ratio of net interest income to average interest-earning assets.
(7)	Represents the ratio of non-interest expense (excluding impairment losses on credit loss) to the sum of net interest income and non-interest income.
(8)

Represents the sum of interest income, dividend income, fees and commissions income, net gain (loss) on financial assets at fair value through profit or loss and net gain (loss) on available-for-sale financial assets.

The following table shows how total revenue is calculated:

	Year ended December 31,
	2010(a)		2011(a)		2012(a)(b)		2013(a)(b)		2014(a)(b)
	(in billions of Won)
Interest income	￦	10,442	￦	11,095	￦	10,891	￦	9,493	￦	9,211
Fees and commissions income		1,576		1,625		1,687		1,565		1,598
Dividend income		140		143		101		88		97
Net gain (loss) on financial assets at fair value through profit or loss		22		137		(365)		124		190
Net gain (loss) on available-for-sale financial assets		976		1,027		533		(85)		(69)

Total revenue	￦	13,156	￦	14,027	￦	12,847	￦	11,185	￦	11,027

(a)	The amounts for 2010, 2011, 2012, 2013 and 2014 exclude certain former subsidiaries classified as discontinued operations.
(b)

The amounts for 2013 and 2014 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011 or 2010) were restated to retroactively apply such change.

(9)

Represents interest expense, fees and commissions expense and other net operating expense, excluding impairment losses on credit loss of ￦2,506 billion, ￦1,923 billion, ￦1,799 billion, ￦2,277 billion and ￦1,097 billion for 2010, 2011, 2012, 2013 and 2014, respectively.

The following table shows how operating expense is calculated:

	Year ended December 31,
	2010(a)		2011(a)		2012(a)(b)		2013(a)(b)		2014(a)(b)
	(in billions of Won)
Interest expense	￦	6,255	￦	6,206	￦	6,043	￦	5,001	￦	4,718
Fees and commissions expense		420		444		498		639		681
Other net operating expenses(c)		2,676		3,163		2,958		3,028		3,633

Operating expense	￦	9,351	￦	9,813	￦	9,499	￦	8,668	￦	9,032

(a)	The amounts for 2010, 2011, 2012, 2013 and 2014 exclude certain former subsidiaries classified as discontinued operations.
(b)

The amounts for 2013 and 2014 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011 or 2010) were restated to retroactively apply such change.

(c)

The amounts for 2013 and 2014 reflect a change in our accounting policies pursuant to an amendment to IAS 19, Employee Benefits, which became effective beginning in 2013. Corresponding amounts for 2012 and 2011 (but not for 2010) were restated to retroactively apply such change.

(10)	Represents total revenue less operating expense.

Asset Quality Data

			As of December 31,
	2010		2011		2012(1)		2013(1)(2)		2014(1)
	(in billions of Won, except percentages)
Total loans(3)	￦	201,235	￦	212,492	￦	221,028	￦	193,766	￦	207,077
Total non-performing loans(4)		6,550		3,780		3,766		4,996		3,818
Other impaired loans not included in non-performing loans(5)		475		238		698		690		692
Total non-performing loans and other impaired loans(5)		7,025		4,018		4,464		5,685		4,510
Total allowance for credit losses		4,718		3,759		3,565		3,337		2,609
Non-performing loans as a percentage of total loans		3.25%		1.78%		1.70%		2.58%		1.84%
Non-performing loans as a percentage of total assets		2.25		1.21		1.15		1.47		1.41
Total non-performing loans and other impaired loans as a percentage of total loans		3.49		1.89		2.02		2.93		2.18
Allowance for credit losses as a percentage of total loans		2.34		1.77		1.61		1.72		1.26

(1)

The amounts as of December 31, 2013 and 2014 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011 or 2010) were restated to retroactively apply such change.

(2)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(4)

Defined as those loans that are past due by 90 days or more or classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Loan Classifications.”

(5)

Other impaired loans as of December 31, 2010, 2011 and 2012 exclude securitized loans purchased from third parties and held by Woori F&I, a former wholly-owned subsidiary, in the aggregate amount of ￦664 billion, ￦980 billion and ￦1,207 billion, respectively. While such securitized loans qualify as other impaired loans under IFRS and are accounted for as such in our consolidated financial statements, the expected losses on such securitized loans were reflected in the determination of their fair value at initial recognition. Accordingly, we believe that the exclusion of such securitized loans from other impaired loans eliminates the potential distorting effect they might have on the ratio of total non-performing loans and other impaired loans to total loans as of such dates presented in the above table. Other impaired loans as of December 31, 2013 exclude such securitized loans that were held by Woori F&I as of such date, which were classified as part of a disposal group held for sale. Woori F&I was sold in April 2014. See “Item 4A. History and Development of the Company—Privatization Plan.”

Selected Financial Information

Average Balances and Related Interest

The following tables show our average balances and interest rates for the past three years (excluding discontinued operations):

	Year ended December 31,
	2012					2013					2014
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield
	(in billions of Won, except percentages)
Assets
Interest-earning assets
Due from banks	￦	7,781	￦	109	1.40%	￦	9,088	￦	120	1.32%	￦	11,710	￦	104	0.89%
Loans(3)
Commercial and industrial		80,377		4,582	5.70		82,875		4,062	4.90		89,030		3,992	4.48
Trade financing		12,935		296	2.29		12,386		220	1.78		12,371		188	1.52
Other commercial		11,030		449	4.07		9,584		351	3.66		8,997		294	3.27
General purpose household(4)		60,840		3,198	5.26		58,770		2,694	4.58		57,720		2,396	4.15
Mortgage		10,296		520	5.05		15,979		686	4.29		23,970		917	3.83
Credit cards(2)		4,310		318	7.38		4,197		337	8.03		4,678		397	8.49

Total loans		179,788		9,363	5.21		183,791		8,350	4.54		196,766		8,184	4.16
Securities
Trading		9,221		326	3.54		3,753		109	2.90		2,639		71	2.69
Investment(5)		26,973		1,013	3.76		26,349		860	3.26		28,076		802	2.86

Total securities		36,194		1,339	3.70		30,102		969	3.22		30,715		873	2.84
Other		10,893		80	0.73		8,548		54	0.63		7,954		50	0.63

Total average interest earning assets		234,656		10,891	4.64		231,529		9,493	4.10		247,145		9,211	3.73

Total average non-interest earning assets		9,789		—	—		8,595		—	—		9,148		—	—

Total average assets	￦	244,445	￦	10,891	4.46%	￦	240,124	￦	9,493	3.95%	￦	256,293	￦	9,211	3.59%

	Year ended December 31,
	2012					2013					2014
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Interest-bearing liabilities
Deposits due to customers
Demand deposits	￦	9,641	￦	27	0.28%	￦	9,397	￦	38	0.40%	￦	9,312	￦	42	0.45%
Time and savings deposits		138,660		4,119	2.97		140,981		3,369	2.39		153,789		3,190	2.07
Certificates of deposit		694		24	3.46		2,316		65	2.81		1,984		54	2.72
Other deposits		18,131		336	1.85		14,243		178	1.25		14,386		165	1.15

Total deposits		167,126		4,506	2.70		166,937		3,650	2.19		179,471		3,451	1.92
Borrowings		17,830		315	1.77		15,678		254	1.62		16,341		252	1.54
Debentures		22,721		1,112	4.89		21,994		961	4.37		23,218		885	3.81
Other		16,438		110	0.67		16,026		136	0.85		15,382		130	0.85

Total average interest- bearing liabilities		224,115		6,043	2.70		220,635		5,001	2.27		234,412		4,718	2.01

Total average non-interest-bearing liabilities		4,722		—	—		3,879		—	—		3,861		—	—

Total average liabilities		228,837		6,043	2.64		224,514		5,001	2.23		238,273		4,718	1.98

Total average equity		15,608		—	—		15,610		—	—		18,020		—	—

Total average liabilities and equity	￦	244,445	￦	6,043	2.47%	￦	240,124	￦	5,001	2.08%	￦	256,293	￦	4,718	1.84%

(1)	Average balances are based on daily balances for us and on quarterly balances for all of our subsidiaries and our structured companies.

(2)	Interest income from credit cards is derived from interest on credit card loans and credit card installment purchases.
(3)	Not including other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(4)	Includes home equity loans.
(5)	Includes available-for-sale financial assets and held-to-maturity financial assets.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income (in each case excluding discontinued operations) based on changes in volume and changes in rate for 2013 compared to 2012 and 2014 compared to 2013. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2013 vs. 2012 Increase/(decrease) due to changes in						2014 vs. 2013 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Due from banks	￦	18	￦	(7)	￦	11	￦	35	￦	(51)	￦	(16)
Loans(1)
Commercial and industrial		142		(662)		(520)		302		(372)		(70)
Trade financing		(13)		(63)		(76)		—		(32)		(32)
Other commercial		(59)		(39)		(98)		(21)		(36)		(57)
General purpose household(2)		(109)		(395)		(504)		(48)		(250)		(298)
Mortgage		287		(121)		166		343		(112)		231
Credit cards		(8)		27		19		39		21		60
Securities
Trading		(193)		(24)		(217)		(32)		(6)		(38)
Investment(3)		(23)		(130)		(153)		56		(114)		(58)
Other		(17)		(9)		(26)		(4)		—		(4)

Total interest income	￦	25	￦	(1,423)	￦	(1,398)	￦	670	￦	(952)	￦	(282)

Interest-bearing liabilities
Deposits due to customers
Demand deposits	￦	(1)	￦	12	￦	11	￦	—	￦	4	￦	4
Time and savings deposits		69		(819)		(750)		306		(485)		(179)
Certificate of deposit		56		(15)		41		(9)		(2)		(11)
Other deposits		(72)		(86)		(158)		2		(15)		(13)
Borrowings		(38)		(23)		(61)		11		(13)		(2)
Debentures		(36)		(115)		(151)		53		(129)		(76)
Other		(3)		29		26		(5)		(1)		(6)

Total interest expense	￦	(25)	￦	(1,017)	￦	(1,042)	￦	358	￦	(641)	￦	(283)

Net interest income	￦	50	￦	(406)	￦	(356)	￦	312	￦	(311)	￦	1

(1)	Not including other receivables and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(2)	Includes home equity loans.
(3)	Includes available-for-sale financial assets and held-to-maturity financial assets.

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2014, which was ￦1,090.9 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On April 20, 2015, the noon buying rate was ￦1,081.3 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average(1)	Period-End
2009	1,149.0	1,570.1	1,274.6	1,163.7
2010	1,104.0	1,253.2	1,155.7	1,130.6
2011	1,049.2	1,197.5	1,106.9	1,158.5
2012	1,063.2	1,185.0	1,126.2	1,063.2
2013	1,050.1	1,161.3	1,094.7	1,055.3
2014	1,008.9	1,117.7	1,052.3	1,090.9
October	1,043.9	1,074.4	1,060.3	1,073.1
November	1,077.0	1,114.7	1,097.9	1,112.1
December	1,080.8	1,117.7	1,102.6	1,090.9
2015 (through April 20)	1,075.3	1,135.7	1,099.2	1,081.3
January	1,075.3	1,109.1	1,088.1	1,104.3
February	1,086.8	1,112.8	1,101.5	1,100.7
March	1,095.7	1,135.7	1,112.9	1,107.7
April (through April 20)	1,081.3	1,100.4	1,090.5	1,081.3

Source:	Federal Reserve Bank of New York
(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B.	Capitalization and Indebtedness

Not Applicable

Item 3C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D.	Risk Factors

Risks relating to our corporate credit portfolio

The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our loans to small- and medium-sized enterprises amounted to ￦80,506 billion, or 36.4% of our total loans, as of December 31, 2012, ￦60,793 billion (excluding discontinued operations), or 31.4% of our total loans, as of December 31, 2013 and ￦62,544 billion, or 30.2% of our total loans, as of December 31, 2014. As of December 31, 2014, Won-denominated loans to small- and medium-sized enterprises that were classified as substandard or below were ￦1,535 billion, representing 2.5% of such loans to those enterprises. See “Item 4B. Business Overview—Corporate Banking—Small and Medium-Sized Enterprise Banking.” We recorded charge-offs of ￦319 billion in respect of our Won-denominated loans to small- and medium-sized enterprises in 2014, compared to charge-offs of ￦517 billion in 2013 and ￦643 billion in 2012 (excluding discontinued operations for all years). According to data compiled by the Financial Supervisory Service, the industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises decreased in 2013 and 2014. The delinquency ratio for small- and medium-sized enterprises is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such loans denominated in Won was 1.3% as of December 31, 2012, 1.5% as of December 31, 2013 (excluding discontinued operations) and 1.5% as of December 31, 2014. Our delinquency ratio may increase in 2015 as a result of, among other things, adverse economic conditions in Korea and globally. See “—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” Accordingly, we may be required to take measures to decrease our exposures to these customers.

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the “fast track” program we established, which is currently expected to be effective through December 31, 2015, liquidity assistance is provided to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval. The overall prospects for the Korean economy in 2015 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. We believe that, to date, our participation in such government-led initiatives (primarily through the “fast track” program) has not caused us to extend a material amount of credit that we would not have otherwise extended nor materially impacted our results of operations and financial condition in general. The aggregate amount of outstanding small- and medium-sized enterprise loans made by us under the “fast track” program was ￦46 billion as of December 31, 2014, which represented 0.07% of our total small- and medium-sized enterprise loan portfolio as of such date. Furthermore, loans made by us under the “fast track” program are partially guaranteed by the Korean government’s public financial institutions, including the Korea Credit Guarantee Fund and the Korea Technology Finance Corporation. However, there can be no assurance that our future participation in such government-led initiatives would not lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprises resulting from such government-led initiatives may have a material adverse effect on our results of operations and financial condition.

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

As of December 31, 2014, the total amount of loans provided by us to construction and shipbuilding companies in Korea amounted to ￦5,728 billion and ￦1,804 billion, or 2.8% and 0.9% of our total loans, respectively. We also have other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts. In the case of construction companies, we also have potential exposures in the form of guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects, as well as commitments to purchase asset-backed securities secured by the assets of companies in the construction industry and other commitments we enter into relating to project financing for such real estate projects which may effectively function as guarantees.

The construction industry in Korea has experienced a downturn in recent years, due to excessive investment in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of the deterioration of the Korean economy. The shipbuilding industry in Korea has also experienced a severe downturn in recent years due to a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In response to the deteriorating financial condition and liquidity position of borrowers in the construction and shipbuilding industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in the first half of 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. In addition, in June 2010, the Financial Services Commission and the Financial Supervisory Service announced that, following credit risk evaluations conducted by six creditor financial institutions (including us) of companies in Korea with outstanding debt of ￦50 billion or more, 65 companies were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Of such 65 companies, 16 were construction-related companies and three were shipbuilding and shipping companies. The Financial Supervisory Service announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea in July 2012, July 2013 and July 2014, in which, respectively:

•

36 companies with outstanding debt of ￦50 billion or more (17 of which were construction-related companies, and two of which were shipbuilding companies) were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership;

•

40 companies with outstanding debt of ￦50 billion or more (20 of which were construction-related companies, and three of which were shipbuilding companies) were similarly selected for restructuring; and

•	34 companies with outstanding debt of ￦50 billion or more (21 of which were construction-related companies, and three of which were shipbuilding companies) were similarly selected for restructuring.

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

We also have construction-related credit exposures under our project financing loans for real estate development projects in Korea. In light of the general deterioration in the asset quality of real estate project financing loans in Korea in recent years, Korean banks, including us, implemented a uniform set of guidelines regarding the evaluation of real estate development projects and asset quality classification of project financing loans for such projects in September 2010. Under these guidelines, which became effective from the third quarter of 2010, Korean banks are generally required to apply more stringent criteria in evaluating the asset quality of real estate project financing loans. As a result, we may be required to establish additional allowances with respect to our outstanding real estate project financing loans, which could adversely affect our financial condition and results of operations.

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, credit-related commitments and other exposures) as of December 31, 2014, five were to companies that were members of the 30 largest chaebols in Korea. As of that date, the total amount of our exposures to the 30 largest chaebols was ￦24,835 billion, or 7.2% of our total exposures. If the credit quality of our exposures to chaebols declines, we could incur additional provisions for credit loss, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2014, our 20 largest exposures to corporate borrowers totaled ￦37,257 billion, which represented 10.8% of our total exposures. As of that date, our single largest corporate exposure was to the Bank of Korea, to which we had outstanding credits in the form of debt securities of ￦5,136 billion and loans in Won of ￦2,950 billion, representing 2.3% of our total exposures in the aggregate. Aside from exposure to the Korean government and government-related agencies, our next largest exposure was to Hyundai Heavy Industries, to which we had outstanding exposure of ￦2,243 billion representing 0.7% of our total exposures. Any deterioration in the financial condition of our large corporate borrowers may require us to record substantial additional allowances and may have a material adverse impact on our results of operations and financial condition.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional provisions for credit loss required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2014, our credit exposures to companies that were in workout or corporate restructuring amounted to ￦1,685 billion or 0.5% of our total credit exposures, of which ￦1,065 billion or 63.2% was classified as substandard or below and substantially all of which was classified as impaired. As of the same date, our allowance for credit losses on these credit exposures amounted to ￦427 billion, or 25.3% of these exposures. These allowances may not be sufficient to cover all future losses arising from our credit exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions).

Including such securities, our exposures as of December 31, 2014 to companies in workout or restructuring amounted to ￦1,784 billion, or 0.5% of our total exposures. Our exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms, which may adversely affect our results of operations and financial condition.

We have exposure to former member companies of the STX Group, and financial difficulties of these companies may adversely impact us.

Certain former member companies of the STX Group, previously one of Korea’s top-30 chaebols, have been experiencing financial difficulties, including as a result of the prolonged slowdown in the Korean construction and shipbuilding industries since the global financial crisis commencing in the second half of 2008. STX Construction Co., Ltd. and STX Pan Ocean Co., Ltd. have been in court receivership since 2013, while certain other former member companies of the STX Group, including STX Corporation, STX Offshore & Shipbuilding Co., Ltd., STX Heavy Industries Co., Ltd. and STX Engine Co., Ltd., are undergoing voluntary out-of-court restructuring programs. As of December 31, 2014, our aggregate credit exposures to the former member companies of the STX Group amounted to ￦1,373 billion, consisting primarily of loans extended to STX Construction, STX Corporation, STX Offshore & Shipbuilding, STX Heavy Industries and STX Engine. As of December 31, 2014, our allowance for credit losses with respect to such credit exposures to the former STX Group member companies amounted to ￦347 billion, of which ￦293 billion were with respect to credit exposures to STX Corporation, STX Offshore & Shipbuilding, STX Heavy Industries and STX Engine. In addition, as a result of debt-to-equity swaps between such companies and their creditors as part of their restructuring programs, we acquired 15% of the outstanding shares of STX Engine in 2013 and 15% of the outstanding shares of STX Corporation in 2014 (with respect to which we recognized ￦59 billion of impairment loss in 2014), and such entities were accounted for as equity method investees in our consolidated financial statements as of and for the year ended December 31, 2014. Moreover, the terms of the restructuring programs of the former STX Group member companies may require the creditors, including us, to extend additional credit to such companies. Furthermore, the allowances we have established may not be sufficient to cover all future losses arising from our exposures to these companies. In the event that the financial condition of these companies deteriorates further in the future, we may be required to record additional allowances for credit losses, as well as charge-offs and valuation or impairment losses, which may have a material adverse effect on our financial condition and results of operations.

Risks relating to our consumer credit portfolio

We may experience increases in delinquencies in our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans amounted to ￦78,811 billion as of December 31, 2012, ￦71,041 billion (excluding discontinued operations) as of December 31, 2013 and ￦80,217 billion as of December 31, 2014. Our credit card portfolio amounted to ￦4,505 billion as of December 31, 2012, ￦4,209 billion (excluding discontinued operations) as of December 31, 2013 and ￦5,114 billion as of December 31, 2014. As of December 31, 2014, our consumer loans and credit card receivables represented 38.7% and 2.5% of our total lending, respectively. See “Item 4B. Business Overview—Consumer Banking—Lending Activities” and “Item 4B. Business Overview—Credit Cards—Products and Services.”

The growth in our consumer loan portfolio in recent years, together with adverse economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in asset quality. The amount of our consumer loans classified as substandard or below was ￦441 billion (or 0.6% of our consumer loan portfolio) as of December 31, 2012, ￦454 billion (excluding discontinued operations) (or 0.6% of our consumer loan portfolio) as of December 31, 2013 and ￦488 billion (or 0.6% of our consumer loan portfolio) as of December 31, 2014. We charged off consumer loans amounting to ￦115 billion in 2014 (excluding discontinued

operations), as compared to ￦180 billion in 2013 and ￦190 billion in 2012 (in each case including discontinued operations), and recorded provisions for credit loss in respect of consumer loans of ￦150 billion in 2014 (excluding discontinued operations), as compared to ￦238 billion in 2013 and ￦242 billion in 2012 (in each case including discontinued operations). Within our consumer loan portfolio, the outstanding balance of general purpose household loans, which, unlike mortgage or home equity loans, are often unsecured and therefore tend to carry a higher credit risk, amounted to ￦22,785 billion, or 28.9% of our total outstanding consumer loans, as of December 31, 2012, ￦20,673 billion (excluding discontinued operations), or 29.1% of our total outstanding consumer loans, as of December 31, 2013 and ￦22,393 billion, or 27.9% of our total outstanding consumer loans, as of December 31, 2014.

In our credit card segment, outstanding balances overdue by more than one month amounted to ￦87 billion, or 1.9% of our credit card receivables, as of December 31, 2012, ￦76 billion (excluding discontinued operations), or 1.8% of our credit card receivables, as of December 31, 2013 and ￦85 billion, or 1.7% of our credit card receivables, as of December 31, 2014. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. As of December 31, 2014, these restructured loans amounted to ￦74 billion, or 1.4% of our credit card balances. Because these restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our credit card balances. Including all restructured loans, outstanding balances overdue by more than one month accounted for 3.0% of our credit card balances as of December 31, 2014. We charged off credit card balances amounting to ￦163 billion in 2014, as compared to ￦172 billion in 2013 and ￦186 billion in 2012, and recorded provisions for credit loss in respect of credit card balances of ￦158 billion in 2014, as compared to ￦125 billion (excluding discontinued operations) in 2013 and ￦152 billion in 2012 (excluding discontinued operations for all years). Delinquencies may increase in the future as a result of, among other things, adverse economic conditions in Korea, difficulties experienced by other credit card issuers that adversely affect our customers, additional government regulation or the inability of Korean consumers to manage increased household debt. In addition, as a part of our strategy to enhance our credit card operations and increase its synergies with our other businesses, in April 2013, we effected a horizontal spin-off of our former credit card business. As a result, our credit card business is operated by a wholly-owned subsidiary of ours, Woori Card. However, we may not be able to realize the anticipated benefits of this spin-off due to various factors, including increased expenses arising from the operation of a separate credit card company, unexpected business disruptions, difficulties in reorganizing personnel and administrative functions and potential loss of customers.

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

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following successive extensions by the Korean government, is expected to continue indefinitely. Under the pre-workout program, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of less than ￦500 million who are in arrears on their payments for more than 30 days but less than 90 days. The aggregate amount of consumer credit (including credit card receivables) we provided which became subject to the pre-workout program in 2014 was ￦24 billion. In addition, in March 2015, in response to increasing levels of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Korean government launched, and requested Korean banks to participate in, a mortgage loan refinancing program aimed at reducing the payment burden on and improving the asset quality of outstanding mortgage loans. Under such refinancing program, for which the application period has ended, qualified retail borrowers may convert their outstanding non-amortizing floating-rate mortgage loans from Korean commercial banks (including us) into long-term amortizing fixed-rate mortgage loans with lower interest rates. The aggregate principal amount of mortgage funds that may be refinanced under such program is ￦34 trillion for all commercial banks, of which our share is ￦4.8 trillion. Our participation in such refinancing program may lead to a decrease in our interest income on our outstanding mortgage loans, as well as in our overall net interest margin. More generally, our participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

A decline in the value of the collateral securing our consumer loans and our inability to realize full collateral value may adversely affect our consumer credit portfolio.

A substantial portion of our consumer loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 70% of the appraised value of collateral (except in areas of high speculation designated by the government where we generally limit our lending to 40% to 70% of the appraised value of collateral) and to periodically re-appraise our collateral, the downturn in the real estate markets in Korea in recent years has resulted in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values decline further in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any future declines in the value of the real estate or other collateral securing our consumer loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to record additional allowances for credit losses.

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

Risks relating to our structure and strategy

The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.

In June 2013, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced its latest plan to privatize Woori Finance Holdings and its former subsidiaries, including us. The privatization plan provided for the segregation of such entities into three groups and the disposal of the Korean government’s interest in these entities held through the KDIC in a series of transactions, many of which have been completed. Such transactions included the following:

•

Kwangju Bank and Kyongnam Bank.  In May 2014, Woori Finance Holdings established KJB Financial Group and KNB Financial Group through a spin-off of its businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, respectively. As a result of such spin-off, KJB Financial Group became the owner of the shares of Kwangju Bank previously held by Woori Finance Holdings, and KNB Financial Group became the owner of the shares of Kyongnam Bank previously held by Woori Finance Holdings. Woori Finance Holdings no longer owned any shares of Kwangju Bank or Kyongnam Bank, and neither they nor their new holding companies were its subsidiaries, after the spin-off. Following such spin-off, each of these banks was merged with its holding company, and in October 2014, the KDIC sold its 56.97% ownership interest in Kwangju Bank and Kyongnam Bank to JB Financial Group and BS Financial Group, respectively.

•

Woori Investment & Securities and Other Subsidiaries.  In March 2014, Woori Finance Holdings sold its 52.0% ownership interest in Woori Financial to KB Financial Group. In May 2014, Woori Finance Holdings sold its 100.0% ownership interest in Woori Asset Management to Kiwoom Securities and sold its 100.0% ownership interest in Woori F&I to Daishin Securities. In June 2014, Woori Finance Holdings sold its 37.9% ownership interest in Woori Investment & Securities, its 51.6% ownership interest in Woori Aviva Life Insurance and its 100.0% ownership interest in Woori FG Savings Bank to NongHyup Financial Group in a collective sale. As a result of such sales, Woori Investment & Securities, Woori Asset Management, Woori Aviva Life Insurance, Woori FG Savings Bank, Woori F&I and Woori Financial were no longer subsidiaries of Woori Finance Holdings, and it no longer owned any shares in such former subsidiaries.

•

Woori Bank.  In November 2014, Woori Finance Holdings merged with and into us. As a result of the merger, the other former subsidiaries of Woori Finance Holdings, including Woori Card, Woori Private Equity, Woori FIS, Woori Investment Bank and Woori Finance Research Institute, became our subsidiaries. In December 2014, the KDIC sold 40,143,022 shares of our common stock in a private sale in Korea, as a result of which its ownership interest in us was reduced to 51.04%. We expect the KDIC to sell all or a portion of the remaining shares of our common stock it owns to one or more purchasers in the future.

See “Item 4A. History and Development of the Company—Privatization Plan.”

The implementation of the Korean government’s privatization plan, including the merger of Woori Finance Holdings with and into us and the expected sale of the KDIC’s remaining ownership interest in us to third parties, is likely to have a significant impact on us. For example, the loss of the Korean government as our indirect controlling shareholder, the spin-off of Kwangju Bank and Kyongnam Bank and the loss of our former affiliates such as Woori Investment & Securities that had complementary businesses may have a material adverse effect on our credit profile and credit ratings, as well as our business, financial condition and results of operations. Furthermore, the sale of a controlling interest in us to one or more third parties may result in a change in our business, management, strategy, capital structure and assets and liabilities and lead to diversion of management attention, a loss of customers and labor unrest. In addition, such sale may require us to integrate our operations and systems with those of the purchasers or their affiliates and to reorganize or reduce overlapping personnel, branches, networks and administrative functions. There is also no guarantee that the various transactions completed under the privatization plan will not result in unintended adverse tax consequences for us and our subsidiaries, as well as our shareholders. Accordingly, the implementation of the privatization plan may have a material adverse effect on the trading price of our common stock and American depositary shares, or ADSs, and your interests as a shareholder.

We may not generate sufficient additional fees to achieve our revenue diversification strategy.

An important element of our overall strategy is increasing our fee income in order to diversify our revenue base, in anticipation of greater competition and declining lending margins. Historically, our primary source of revenues has been net interest income from our banking operations. To date, except for credit card, trust management, bancassurance and currency transfer fees (including foreign exchange-related commissions) and fees collected in connection with the operation of our investment funds, we have not generated substantial fee income. We intend to develop new sources of fee income as part of our business strategy, including through our investment banking and asset management businesses. Although we, like many other Korean financial institutions, have begun to charge fees to our customers more regularly, customers may prove unwilling to pay additional fees, even in exchange for more attractive value-added services, and their reluctance to do so would adversely affect the implementation of our strategy to increase our fee income. Furthermore, the fees that we charge to customers are subject to regulation by Korean financial regulatory authorities, which may seek to implement regulations or measures that may have an adverse impact on our ability to achieve this aspect of our strategy.

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

In addition, we believe that regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012 and the proposed merger of Hana Bank into Korea Exchange Bank in the second half of 2015. Moreover, in 2014, pursuant to the implementation of the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the KDIC’s ownership interest in the holding companies of Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group, respectively. See “Item 4A. History and Development of the Company—Privatization Plan.” We expect that consolidation in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly, our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

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

While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2015 and beyond remain uncertain. Starting in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things:

•	the financial difficulties affecting many governments worldwide, in particular in southern Europe and Latin America;

•	the slowdown of economic growth in China and other major emerging market economies; and

•	political and social instability in various countries in the Middle East and Northern Africa, including Iraq, Syria and Yemen, as well as in Ukraine and Russia.

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

We seek to monitor and manage our risk exposure through a standardized risk management system, encompassing a multi-tiered risk management governance structure under our Board Risk Management Committee, our centralized credit risk management system called the CREPIA system, reporting and monitoring systems, early warning systems and other risk management infrastructure, using a variety of risk management strategies and techniques. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” However, such risk management strategies and techniques employed by us and the judgments that accompany their application cannot anticipate the economic and financial outcome in all market environments, and many of our risk management strategies and techniques have a basis in historic market behavior that may limit the effectiveness of such strategies and techniques in times of significant market stress or other unforeseen circumstances. Furthermore, our risk management strategies may not be effective in a difficult or less liquid market environment, as other market participants may be attempting to use the same or similar strategies as us to deal with such market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants.

Our failure to meet the financial and other business targets set forth in current terms of the memorandum of understanding between us and the KDIC may result in substantial harm to us.

Under the current terms of the memorandum of understanding entered into between us and the KDIC, we are required to meet certain financial and business targets on a quarterly basis until the end of 2015. See “Item 4A. History and Development of the Company—History—Memoranda of Understanding.” As a result of deteriorating economic and financial market conditions in Korea and globally, both we and Woori Finance

Holdings have failed to meet certain of our respective targets in recent years. For example, in February and October 2010 and February 2011, the KDIC imposed institutional warnings on us in connection with our failure to meet our financial targets with respect to operating income per employee as of September 30, 2009, return on assets and non-performing loan ratio as of June 30, 2010 and non-performing loan ratio as of September 30, 2010. In April 2011, the KDIC imposed another institutional warning on Woori Finance Holdings and us, as well as a warning on our former chief executive officer, in connection with the failure of Woori Finance Holdings and us to meet the financial targets with respect to Woori Finance Holdings’ non-performing loan ratio and our return on assets as of December 31, 2010. In April 2014, the KDIC imposed an institutional warning on Woori Finance Holdings and us in connection with Woori Finance Holdings’ failure to meet its financial targets for return on assets, expense-to-revenue ratio and non-performing loan ratio as of December 31, 2013 and our failure to meet our financial targets for return on assets and non-performing loan ratio as of December 31, 2013. In April 2015, the KDIC imposed an institutional warning on us in connection with our failure to meet our financial target for expense-to-revenue ratio as of December 31, 2014. We entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC in March 2015.

If we fail to satisfy our obligations under the current or any new memorandum of understanding in the future, the Korean government, through the KDIC, may impose penalties on us. These penalties could include the replacement of our senior management, sale of our assets, restructuring of our organization, restrictions on our business, including a suspension or transfer of our business, and elimination or reduction of existing equity. Accordingly, our failure to meet the obligations in the memorandum of understanding may result in harm to our business, financial condition and results of operations.

We have provided certain assets as collateral in connection with our secured borrowings and could be required to make payments and realize losses in the future relating to those assets.

We have provided certain assets as collateral for our secured borrowings in recent years. These secured borrowings often take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our statements of financial position. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. As of December 31, 2014, the aggregate amount of assets we had provided as collateral for our secured borrowings was ￦7,025 billion. As of that date, we had established allowances of ￦42 billion in respect of possible losses on those assets. If we are required to make payments on such assets, or to repay our secured borrowings on those assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets to the extent those payments or recovery shortfalls exceed our allowances.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could adversely affect us.

Interest rates in Korea have been subject to significant fluctuations in the past. In late 2008 and early 2009, the Bank of Korea reduced its policy rate by a total of 325 basis points to support Korea’s economy amid the global financial crisis, and left the key interest rate unchanged at 2.00% throughout 2009. In an effort to stem inflation amid improved growth prospects, the Bank of Korea gradually increased its policy rate in 2010 and 2011 by a total of 125 basis points, to 3.25%. However, the Bank of Korea reduced its policy rate to 2.00% through a series of reductions from 2012 to 2014 to support Korea’s economy in light of the slowdown in Korea’s growth and uncertain global economic prospects. In March 2015, the Bank of Korea further reduced its policy rate to an unprecedented 1.75% amid deflationary concerns and interest rate cuts by central banks around the world. All else being equal, an increase in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our consumer and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our consumer and corporate borrowers and will adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2014, approximately 94.2% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of these short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.

Most financial institutions in Korea have experienced periods of labor unrest. In recent years, we have transferred or merged some of the business operations of our subsidiaries and affiliates into one or more entities and implemented other forms of corporate and operational restructuring, including in connection with the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries. See “—Risks relating to our structure and strategy—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” We may also decide to implement other organizational or operational changes, as well as acquisitions or dispositions, in the future. Such efforts have in the past been met with significant opposition from labor unions in Korea. Actual or threatened labor disputes may in the future disrupt the reorganization process and our business operations, which in turn may hurt our financial condition and results of operations.

The secondary market for corporate bonds in Korea is not fully developed, and, as a result, we may not be able to realize the full “marked-to-market” value of debt securities we hold when we sell any of those securities.

As of December 31, 2014, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the KDIC, the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea, among others) with a total book value of ￦2,773 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our consolidated statements of financial position is determined by references to suggested prices posted by Korean rating agencies, which measure prices based on observable market data. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, we are currently required to maintain a minimum Tier I common equity capital adequacy ratio of 4.5%, Tier I capital adequacy ratio of 6.0% and combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated basis. In addition, the current terms of the memorandum of understanding between us and the KDIC requires us to meet specified capital adequacy ratio requirements. See “Item 4A. History and Development of the Company—History—Memoranda of Understanding.” As of December 31, 2014, our Tier I common equity capital, Tier I capital and combined Tier I and Tier II capital ratios were 8.96%, 10.69% and 14.25%, respectively, which exceeded the minimum levels required by both the Financial Services Commission and such memorandum. However, our capital base and capital adequacy ratio may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, or if we are not able to deploy our funding into suitably low-risk assets. To the extent that we fail to maintain our capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on us ranging from a warning to suspension or revocation of our licenses.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. In July 2013 and September 2013, the Financial Services Commission promulgated amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of Tier I common equity capital (which principally includes equity capital, capital surplus and retained earnings less reserve for credit losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase in stages to 2.5% by 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

We may be required to obtain additional capital in the future in order to remain in compliance with more stringent capital adequacy and other regulatory requirements. However, we may not be able to obtain additional capital on favorable terms, or at all. Our ability to obtain additional capital at any time may be constrained to the extent that banks or other financial institutions in Korea or from other countries are seeking to raise capital at the same time. Depending on whether we are obtaining any necessary additional capital, and the terms and amount of any additional capital obtained, holders of our common stock or ADSs may experience a dilution of their interest.

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

On June 12, 2012, the U.S. Department of State announced that Korea was one of several countries that had significantly reduced the volume of crude oil imports from Iran. Pursuant to successive renewals, on November 29, 2013, Korea was included again in the list of such countries, and Korean financial institutions were eligible for the exception from the potential U.S. sanctions under the NDAA (subject to the conditions above) until May 28, 2014. Future renewals of the exception based on the significant reduction determination would depend on further reduction in Korean oil purchases from Iran and could not be assured. However, on November 23, 2013, the U.S., along with China, France, Russia, United Kingdom and Germany (referred to as the P5+1) reached an interim agreement (referred to as the Joint Plan of Action, or the JPOA) with Iran providing for, among other things, “limited, temporary, targeted, and reversible relief” to certain sanctions targeting Iran. Pursuant to the JPOA, Korea was not required to further reduce its oil purchases between January 20, 2014 and July 20, 2014 below its then-current average level of imports in order to qualify for the exemption to potential U.S. sanctions under the NDAA. (Other existing requirements for crude oil purchases from Iran remain unaffected by the JPOA.) The JPOA was renewed on July 19, 2014 and again on November 24, 2014 by mutual consent of the P5+1 and Iran, extending the temporary sanctions relief provided under the JPOA until June 30, 2015. There can be no assurance that the relief provided by the JPOA will be further renewed, or will not be reversed. The JPOA also provides for the repatriation of certain Iranian restricted funds held abroad.

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

In 2014, we engaged in the following activities relating to Iran:

•

We operate certain accounts for CBI, which were opened by CBI pursuant to a service agreement entered into by us and CBI in September 2010 to facilitate trade between Korea and Iran. The accounts opened by CBI consist of Won-denominated accounts that are used for the settlement of exports of goods produced or substantially transformed in Korea to Iran by Korean exporters and Won, U.S. dollar, euro and Japanese Yen-denominated accounts (of which only the Won accounts are currently in use) that are used for the settlement of imports of oil and natural gas from Iran by Korean importers. By the terms of the service agreement (as amended) between us and CBI, settlement of export and import transaction payments due from Iranian entities to Korean exporters or from Korean importers to Iranian entities through such accounts opened by CBI are effected by crediting or debiting the relevant amount to or from the applicable accounts while a corresponding payment of funds is made to or from an Iranian bank by CBI. Any funds deposited for the account of Iranian entities as a result of Korean imports of oil and gas may only be used by transferring them to the Won-denominated account and then making payment to accounts of Korean persons and entities opened at financial institutions in Korea in respect of Korean-origin exports to Iran. No transfers of funds may be made from these accounts to Iran, to Iranian accounts in any third country, or for any other use. Furthermore, the applicable laws and regulations and banking guidelines of Korea require that trade transactions between Korean and Iranian parties be subject to prior certification and clearance by relevant Korean governmental authorities (or organizations designated thereby) to ensure compliance with Korean economic sanctions and export controls against Iran, and the settlement of payments through the accounts opened by CBI with us are not permitted without such prior certification and clearance. In 2014, the total fee revenue from maintaining the CBI accounts amounted to approximately ￦121 million (which represented approximately 0.001% of our total revenue). As there were no expenses directly applicable to such activities under our internal management accounts, we estimate that our net income before tax from maintaining the CBI accounts also amounted to approximately ￦121 million (which represented approximately 0.01% of our total net income before tax). We intend to continue maintaining the accounts opened by CBI within the current scope of services, to the extent such activity is permitted under, or otherwise exempted from, the indirect U.S. sanctions or other applicable sanctions.

•

We also provide limited export-import financing services to Korean exporters and importers in connection with their trade transactions with Iran that are permitted under the relevant Korean sanctions and not subject to the indirect U.S. sanctions, primarily by discounting, advising on or issuing letters of credit, and to a lesser extent, issuing performance bonds on behalf of Korean contractors with respect to Iranian construction projects permitted under the relevant Korean sanctions and not subject to the indirect U.S. sanctions. All such transactions are settled through the accounts opened by CBI with us as described above. In 2014, our total fee revenue from such export-import financing services amounted to approximately ￦2 billion (which represented approximately 0.02% of our total revenue), while our net income before tax from such activities (net of expenses directly applicable to such activities based on our internal management accounts) amounted to approximately ￦1 billion (which represented approximately 0.12% of our total net income before tax). We intend to continue providing the export-import financing services with its current scope, to the extent such activity is permitted under, or otherwise exempted from, the indirect U.S. sanctions or other applicable sanctions.

•

We also maintain a limited number of deposit accounts in Korea for a certain Iranian financial institution which is currently on the list of specially designated nationals maintained by OFAC (with an “IFSR” designation). Under Korean customer protection requirements, we are unable to provide specific information identifying this Iranian financial institution or the volume of its deposits. These accounts were opened with us before such Iranian financial institution was added to OFAC’s list of specially designated nationals, and under Korean law, these financial institutions are generally unable to repatriate the amounts in these accounts from Korea without specific authorization of the Korean authorities. As a Korean bank is generally prohibited under Korean law from unilaterally terminating a deposit account without the consent of the depositor, we do not currently have plans to terminate these deposit accounts. In 2014, there were no fee revenues from maintaining such deposit accounts, and there were no expenses directly applicable to such activities under our internal management accounts.

In addition, pursuant to requests from the U.S. government received in 2014, and authorization from the competent Korean authorities, we released US$550 million in April 2014 and US$490 million in November 2014 from the Won-denominated accounts of CBI maintained by us to the accounts of CBI located outside Korea. We understand that such requests were in furtherance of the JPOA agreed between the P5+1 and Iran described above. Furthermore, in January and February 2015, pursuant to the JPOA, which was renewed on November 24, 2014, we released US$490 million each on four different occasions, or a total of US$1,960 million, from the Won-denominated accounts of CBI maintained by us to the accounts of CBI located outside Korea.

We believe that our activities relating to Iran are not sanctionable under the applicable U.S. sanctions law and OFAC regulation, and, assuming the President of the United States continues to renew the appropriate determinations that Korea has significantly reduced its purchases of Iranian crude oil (or the temporary relief under the JPOA is extended beyond June 30, 2015), would not be sanctionable under applicable U.S. sanctions law and OFAC regulation. However, there can be no assurances that the President of the United States will make such a determination (or that the temporary relief under the JPOA will be extended), and even if the determination is renewed (or the temporary relief under the JPOA is extended), there is no guarantee that our activities relating to Iran will not be found to violate OFAC sanctions or involve sanctionable activity under the indirect U.S. sanctions, or that any other government will not determine that our activities violate applicable sanctions of other countries. Moreover, sanctions against Iran are evolving rapidly, and future changes in law could also adversely affect us.

Our business and reputation could be adversely affected if the U.S. government were to determine that our activities relating to Iran violate OFAC sanctions or involve sanctionable activity under the indirect U.S. sanctions and we are unable to resolve the U.S. government’s concerns (for example, through closing the accounts opened by CBI with us), or if any other government were to determine that our activities relating to Iran violate applicable sanctions of other countries. Any prohibition or conditions placed on our use of U.S. correspondent accounts could effectively eliminate our access to the U.S. financial system, including U.S. dollar clearing transactions, which would adversely affect our business, and any other sanctions imposed could also adversely affect our business. If the U.S. government were to challenge the compatibility of our activities relating to Iran with the OFAC sanctions or the indirect U.S. sanctions, while no assurances can be given that any such measures would be successful, we intend to take all necessary measures to the extent possible to ensure that prohibitions or conditions are not placed on our use of U.S. correspondent accounts, including closing the accounts opened by CBI with us, if required.

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

The Korean government, through the KDIC, currently owns 51.04% of our outstanding common stock, although it is in the process of implementing a privatization plan with respect to us pursuant to which it intends to dispose of such common stock. See “—Risks relating to our structure and strategy—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” So long as the Korean government remains our controlling shareholder, it will have the ability to cause us to take actions or pursue policy objectives that may conflict with the interests of our other shareholders. For example, in order to further its public policy goals, the Korean government could request that we participate with respect to a takeover of a troubled financial institution or encourage us to provide financial support to particular entities or sectors. Such actions or others that are not consistent with maximizing our profits or the value of our common stock may have an adverse impact on our results of operations and financial condition and may cause the price of our common stock and ADSs to decline.

In addition, pursuant to the terms of our memorandum of understanding with the KDIC, we are required to take any necessary action (including share buybacks and payment of dividends) to return to the KDIC the funds it injected into us, so long as such action does not cause a material adverse effect on the normalization of our business operations as contemplated by the memorandum of understanding. Any action that we take as a result of this requirement may favor the KDIC over our other shareholders and may therefore be against your interests.

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

The Financial Services Commission may impose burdensome measures on us if it deems us to be financially unsound.

If the Financial Services Commission deems our financial condition to be unsound, or if we fail to meet applicable regulatory standards, such as minimum capital adequacy and liquidity ratios, the Financial Services Commission may order or recommend, among other things:

•	Admonitions or warnings with respect to our officers;

•	capital increases or reductions;

•	assignments of contractual rights and obligations relating to financial transactions;

•	a suspension of performance by our officers of their duties and the appointment of receivers;

•	disposals of property holdings or closures of subsidiaries or branch offices or downsizing;

•	stock cancellations or consolidations;

•	mergers with other financial institutions;

•	acquisition of us by a third party; and

•	suspensions of a part or all of our business operations.

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

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	natural disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	the occurrence of severe health epidemics in Korea or other parts of the world, including the recent Ebola outbreak;

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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. There can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

Labor unrest in Korea may adversely affect our operations.

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate was 3.2% in 2012 and decreased to 3.1% in 2013, but increased to 3.5% in 2014. Further increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. Furthermore, the government’s privatization plan with respect to us contemplates the sale of its ownership interest in us to a third party, which may lead to labor unrest among our employees. See “Item 4A. History and Development of the Company—Privatization Plan.” Any of these developments may have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

The market price of our common stock and ADSs could be adversely affected by the ability of the KDIC to sell or otherwise dispose of large blocks of our common stock.

The KDIC currently owns 345,142,556 shares, or 51.04%, of our outstanding common stock. In the future, the KDIC may choose to sell large blocks of our common stock publicly or privately to a strategic or financial investor, including for the purpose of recovering the public funds it injected into us. For example, in September 2004, the KDIC sold approximately 45 million shares of our common stock, which constituted 5.7% of our outstanding common stock, and in June 2007, the KDIC disposed of approximately 40 million shares of our common stock, which constituted 5.0% of our outstanding common stock. In addition, in November 2009, the KDIC sold approximately 56 million shares of our common stock, which constituted 7.0% of our outstanding common stock, and in April 2010, the KDIC disposed of approximately 73 million shares of our common stock, which constituted 9.0% of our outstanding common stock. Most recently, in December 2014, the KDIC sold 40,143,022 shares of our common stock, which constituted 5.9% of our outstanding common stock.

In June 2013, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced its latest plan to privatize Woori Finance Holdings and its former subsidiaries, including us. The privatization plan provided for the segregation of such entities into three groups and the disposal of the Korean government’s interest in these entities held through the KDIC in a series of transactions, many of which have been completed. See “—Risks relating to our structure and strategy—The implementation of the Korean government’s privatization plan may have an adverse effect on us and your interests as a shareholder.” The privatization plan may be changed by the Korean government, or its further implementation may be delayed, depending on market conditions and other factors. We do not know precisely when, how or what percentage of our shares owned by the KDIC will ultimately be disposed of, or to whom such shares will be sold. As a result, we cannot predict the impact of any such transactions on us or our stock prices. The implementation of the Korean government’s privatization plan with respect to us, including future sales of our common stock by the KDIC or the possibility that such transactions may occur, could adversely affect the prevailing market prices of our common stock and ADSs.

Ownership of our common stock is restricted under Korean law.

Under the Bank Act, a single shareholder, together with its affiliates, is generally prohibited from owning more than 10.0% of a nationwide bank’s total issued and outstanding shares with voting rights or more than 15.0% of a regional bank’s total issued and outstanding shares with voting rights, with the exception of certain shareholders that are non-financial business group companies, whose applicable limit has been reduced from 9.0% to 4.0% pursuant to an amendment of the Bank Act which became effective on February 14, 2014. To the extent that the total number of shares of our common stock (including those represented by ADSs) that you and your affiliates own together exceeds the applicable limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal. Non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4.0% of such bank’s outstanding voting shares, unless they obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4.0% limit, in which case they may acquire beneficial ownership of up to 10.0% of such nationwide bank’s outstanding voting shares. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.” In addition, if the shareholding of any single shareholder, together with its affiliates, increases to a level exceeding the applicable limits as a result of a merger, such shareholder will be restricted from exercising its voting rights in respect of shares in excess of the applicable limit pursuant to the Bank Act from the effective date of the merger, and will be required to dispose of such excess shares within three years after such effective date.

You will not be able to exercise dissent and appraisal rights unless you have withdrawn the underlying shares of our common stock and become our direct shareholder.

In some limited circumstances, including the transfer of the whole or any significant part of our business and the merger or consolidation of us with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights if the depositary refuses to do so on your behalf. Our deposit agreement does not require the depositary to take any action in respect of exercising dissent and appraisal rights. In such a situation, holders of our ADSs must withdraw the underlying common stock from the ADS facility (and incur charges relating to that withdrawal) and become our direct shareholder prior to the record date of the shareholders’ meeting at which the relevant transaction is to be approved, in order to exercise dissent and appraisal rights.

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

The Korean Commercial Code of 1962, as amended, and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares of our common stock in proportion to their existing shareholding ratio whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the depositary, after consultation with us, may make the rights available to holders of our ADSs or use commercially feasible efforts to dispose of the rights on behalf of such holders, in a riskless principal capacity, and make the net proceeds available to such holders. The depositary will make rights available to holders of our ADSs only if:

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 2,146.71 on April 20, 2015. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Overview

We were originally established in 1899 and operated as the Commercial Bank of Korea until 1998. In 1998, we were acquired by the KDIC and merged with another commercial bank, Hanil Bank, which had been established in 1932. We were the surviving entity in the merger and were renamed Hanvit Bank.

In March 2001, the KDIC established a financial holding company, Woori Finance Holdings, to consolidate its ownership interests in four commercial banks (including us), one merchant bank and a number of smaller financial institutions. See “—History.” We were renamed Woori Bank in 2002 and operated as a wholly-owned subsidiary of Woori Finance Holdings through October 2014. Woori Finance Holdings registered its common stock under Section 12(b) of the Exchange Act and listed ADSs representing its common stock on the New York Stock Exchange, in September 2003.

On November 1, 2014, Woori Finance Holdings merged with and into us, such that we remained as the surviving entity, and Woori Finance Holdings ceased to exist, after the merger. In connection with the merger, shareholders of Woori Finance Holdings received one share of our common stock for each share of common stock of Woori Finance Holdings they held. See “—Privatization Plan—Merger with Woori Finance Holdings.” The merger constituted a succession for purposes of Rule 12g-3(a) under the Exchange Act, such that our common stock was deemed registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a). Following the merger, we file reports under the Exchange Act as the successor issuer to Woori Finance Holdings.

Our legal and commercial name is Woori Bank. Our registered office and corporate headquarters are located at 51, Sogong-ro, Jung-gu, Seoul, Korea. Our telephone number is 822-2002-3000. Our website address is http://www.wooribank.com.

History

Establishment of Woori Finance Holdings

In response to a financial and economic downturn in Korea beginning in late 1997, the Korean government announced and implemented a series of comprehensive policy packages to address structural weaknesses in the Korean economy and the financial sector. As part of these measures, on October 1, 1998, the KDIC purchased 95.0% of the outstanding shares of the Commercial Bank of Korea and 95.6% of the outstanding shares of Hanil Bank, and subsequently merged Hanil Bank into the Commercial Bank of Korea (which was renamed Hanvit Bank). These banks had suffered significant losses in 1997 and 1998. The Korean government took pre-emptive measures to ensure the survival of these and other banks as it believed that bank failures would have a substantial negative impact on the Korean economy.

In December 2000, the Korean government wrote down the capital of Hanvit Bank, as well as Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, to zero. It accomplished this by having the Financial Services Commission issue a capital reduction order with respect to these banks pursuant to its regulatory authority. The Korean government also decided to recapitalize these banks by injecting public funds through the KDIC. In December 2000, the KDIC made initial capital injections to Hanvit Bank (￦2,764 billion), Kyongnam Bank (￦259 billion), Kwangju Bank (￦170 billion) and Peace Bank of Korea (￦273 billion), in return for new shares of those banks. The KDIC also agreed to make additional capital contributions, not involving the issuance of new shares, in the future, which were made in September 2001 to Hanvit Bank (￦1,877 billion), Kyongnam Bank (￦94 billion), Kwangju Bank (￦273 billion) and Peace Bank of Korea (￦339 billion).

In addition, in November 2000, the KDIC established Hanaro Merchant Bank to restructure substantially all of the assets and liabilities of four failed merchant banks (Yeungnam Merchant Banking Corporation, Central Banking Corporation, Korea Merchant Banking Corporation and H&S Investment Bank) that were transferred to it.

In March 2001, the KDIC established Woori Finance Holdings as a new financial holding company and transferred all of the shares in each of Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank held by the KDIC to Woori Finance Holdings in exchange for its newly issued shares. Accordingly, Woori Finance Holdings became the sole owner of those entities. Woori Finance Holdings subsequently listed its common stock on the KRX KOSPI Market in June 2002.

Our name was changed from Hanvit Bank to Woori Bank in May 2002.

Memoranda of Understanding

In connection with the recapitalization by the KDIC of the entities (including us) that became subsidiaries of Woori Finance Holdings and its establishment, such entities, Woori Finance Holdings and the KDIC entered into a number of memoranda of understanding, including the following.

Memoranda of Understanding between Woori Finance Holdings’ Subsidiaries and the KDIC.  In December 2000, in connection with the capital contributions made by the KDIC into each of us, Kwangju Bank, Kyongnam Bank, Peace Bank of Korea and Hanaro Merchant Bank, these entities entered into separate memoranda of understanding with the KDIC that included business normalization plans. The memoranda of understanding were substantially identical with respect to each entity and primarily dealt with each entity’s obligation to implement a two-year business normalization plan covering 2001 and 2002. To the extent that any entity fails to implement its business normalization plan or to meet financial targets specified in the plan, the KDIC has the right to impose sanctions on that entity’s directors or employees, or to require the entity to take certain actions. In addition, each entity is required to take all actions necessary to enable it to return to the KDIC any public funds injected into them, so long as that action does not cause a material adverse effect on the normalization of business operations as contemplated by the memorandum of understanding.

Each entity prepared a two-year business normalization plan that was approved by the KDIC. Each plan included recapitalization goals and deadlines, econometric models, plans to dispose of non-performing loans, cost reduction initiatives, future management and business strategies and other restructuring plans. Each plan also set forth financial targets for each quarter of 2001 and 2002 that the applicable entity was required to meet.

Since 2000, we have periodically entered into new business normalization plans with the KDIC, with new restructuring measures and financial targets. The other entities did so as well, until their merger or disposition by Woori Finance Holdings, pursuant to which their memoranda of understanding with the KDIC were terminated. See “—Privatization Plan.” In February and October 2010 and February 2011, the KDIC imposed institutional warnings on us in connection with our failure to meet our financial targets with respect to operating income per employee as of September 30, 2009, return on assets and non-performing loan ratio as of June 30, 2010 and non-performing loan ratio as of September 30, 2010. In April 2011, the KDIC imposed another institutional warning on us, as well as a warning on our former chief executive officer, in connection with our failure to meet the financial targets with respect to our return on assets as of December 31, 2010. In April 2014, the KDIC imposed an institutional warning on us in connection with our failure to meet our financial targets for return on assets and non-performing loan ratio as of December 31, 2013. In April 2015, the KDIC imposed an institutional warning on us in connection with our failure to meet our financial target for expense-to-revenue ratio as of December 31, 2014.

In March 2015, we entered into a new one-year business normalization plan with the KDIC. See “—Recent Developments with the KDIC.”

Memorandum of Understanding between Woori Finance Holdings and the KDIC.  In July 2001, Woori Finance Holdings entered into a memorandum of understanding with the KDIC, which included a business normalization plan. Under this memorandum, Woori Finance Holdings was required to take all actions necessary (including making dividend payments and share buybacks and cancellations) to return the public funds injected into it by the KDIC, but only to the extent that these actions would not cause a material adverse effect on the contemplated normalization of its operations.

The business normalization plan included in the memorandum of understanding set financial targets for Woori Finance Holdings’ capital ratio, return on total assets, expense-to-revenue ratio, operating income per employee, non-performing loan ratio and holding company expense ratio, which it was required to meet on a semi-annual basis. Woori Finance Holdings periodically entered into a new business normalization plan with the KDIC, with new restructuring measures and financial targets. In April 2011, the KDIC imposed an institutional warning on Woori Finance Holdings in connection with its failure to meet its financial targets with respect to its non-performing loan ratio as of December 31, 2010. In April 2013, the KDIC elected not to impose any penalties on Woori Finance Holdings for its failure to meet its financial target for its expense-to-revenue ratios for 2012, in light of the strength of its overall performance with respect to the other financial targets. In April 2014, the KDIC imposed an institutional warning on Woori Finance Holdings in connection with its failure to meet its financial targets for return on assets, expense-to-revenue ratio and non-performing loan ratio as of December 31, 2013. Woori Finance Holdings’ memorandum of understanding with the KDIC was terminated in connection with its merger with and into us in November 2014. See “—Privatization Plan.”

Recent Developments with the KDIC.  In March 2015, we entered into a new one-year business normalization plan with the KDIC that included new restructuring measures and financial targets. Such new plan also provides that the calculation of income amounts (including adjusted operating income) to be used in measuring compliance with financial targets for return on total assets, expense-to-revenue ratio and operating income per employee as of or for the year ending December 31, 2015 will be subject to an adjustment to negate the effect of any decrease in our net interest margin. In addition, the plan primarily dealt with ways to increase labor and cost efficiency, strengthen our risk management system, improve our asset quality and improve our profitability. The other terms of the previously agreed memorandum of understanding remain unchanged.

Our one-year business normalization plan sets forth five financial targets for fiscal year 2015 that we are required to meet, with quarterly targets being set internally by us in accordance with the year-end targets. Our targets for fiscal year 2015 are set forth in the following table:

	2015
	March	June	September	December
Capital adequacy ratio(1)	10.0	10.0	10.0	10.0
Return on total assets(2)	0.06	0.08	0.10	0.32
Expense-to- revenue ratio(3)	67.9	66.9	65.9	50.9
Operating income per employee (in billions of Won)(4)	2.4	2.5	2.6	3.1
Non-performing loan ratio(5)	2.2	2.1	2.0	1.3

(1)	For a description of how the capital adequacy ratio is calculated, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”
(2)	Represents the ratio of net income to total assets.
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

We expect that we will be required to enter into new business normalization plans with the KDIC every year so long as the KDIC remains our largest shareholder.

Reorganization and Expansion Plans

Following its establishment and its acquisition of its subsidiaries, Woori Finance Holdings developed a reorganization and integration plan designed to reorganize the corporate structure of some of its subsidiaries and integrate its operations under a single management structure. As part of this plan:

•	From December 2001 through February 2002, Peace Bank of Korea was restructured by:

•	splitting off its commercial banking operations and merging them into us;

•	changing the name of Peace Bank of Korea to Woori Credit Card; and

•	transferring our credit card operations to Woori Credit Card.

•	In March 2003, the credit card operations of Kwangju Bank were transferred to Woori Credit Card.

•	In August 2003, Woori Investment Bank was merged with Woori Bank.

In succeeding years, Woori Finance Holdings adopted plans to further reorganize and expand its operations, including through mergers, acquisitions and investments. Pursuant to such reorganization and expansion plans:

•	In March 2004, Woori Credit Card was merged with Woori Bank.

•	In October and December 2004, Woori Finance Holdings acquired an aggregate 27.3% voting interest in LG Investment & Securities Co., Ltd., which was subsequently renamed Woori Investment & Securities.

•	In May 2005, Woori Finance Holdings acquired a 90.0% interest in LG Investment Trust Management Co., Ltd., which was subsequently renamed Woori Asset Management.

•	In October 2005, we established Woori Private Equity as a consolidated subsidiary.

•	In April 2008, Woori Finance Holdings acquired a 51.0% interest in LIG Life Insurance Co., Ltd., which was subsequently renamed Woori Aviva Life Insurance.

•	In March 2011, Woori Finance Holdings acquired certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank through a newly established subsidiary, Woori FG Savings Bank.

•	In September 2012, Woori FG Savings Bank acquired certain assets and assumed certain liabilities of Solomon Mutual Savings Bank.

•

In October 2012, Woori Finance Holdings established Woori Finance Research Institute, which engages in economic and finance research, management consulting, and management and sales of intellectual property rights.

•	In April 2013, we effected a spin-off of our credit card business into a newly established wholly-owned subsidiary of Woori Finance Holdings, Woori Card.

•

In June 2013, through an internal reorganization, Kumho Investment Bank (previously a subsidiary of Woori Private Equity and subsequently renamed Woori Investment Bank), in which Woori Finance Holdings held a 41.6% interest, became its consolidated subsidiary, and ￦70 billion of new capital was injected into such entity.

•

In January 2014, we completed the purchase of an additional 27% equity interest (in addition to the 6% equity interest we previously acquired through our subsidiary PT. Bank Woori Indonesia) in PT. Bank Himpunan Saudara 1906, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906. The merged entity, in which we hold a 74.0% equity interest, was renamed PT. Bank Woori Saudara Indonesia 1906 and became our consolidated subsidiary.

Privatization Plan

In June 2013, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced its latest plan to privatize Woori Finance Holdings and its former subsidiaries, including us. The privatization plan provided for the segregation of such entities into three groups and the disposal of the Korean government’s interest in these entities held through the KDIC in a series of transactions, many of which have been completed. Such transactions include:

•

Kwangju Bank and Kyongnam Bank.  In May 2014, Woori Finance Holdings established KJB Financial Group and KNB Financial Group through a spin-off of its businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, respectively. As a result of such spin-off, KJB Financial Group became the owner of the shares of Kwangju Bank previously held by Woori Finance Holdings, and KNB Financial Group became the owner of the shares of Kyongnam Bank previously held by Woori Finance Holdings. Woori Finance Holdings no longer owned any shares of Kwangju Bank or Kyongnam Bank, and neither they nor their new holding companies were its subsidiaries, after the spin-off. See “—Spin-off of Kwangju Bank and Kyongnam Bank.” Following such spin-off, each of these banks was merged with its holding company, and in October 2014, the KDIC sold its 56.97% ownership interest in Kwangju Bank and Kyongnam Bank to JB Financial Group and BS Financial Group, respectively.

•

Woori Investment & Securities and Other Subsidiaries.  In March 2014, Woori Finance Holdings sold its 52.0% ownership interest in Woori Financial to KB Financial Group. In May 2014, Woori Finance Holdings sold its 100.0% ownership interest in Woori Asset Management to Kiwoom Securities and sold its 100.0% ownership interest in Woori F&I to Daishin Securities. In June 2014, Woori Finance Holdings sold its 37.9% ownership interest in Woori Investment & Securities, its 51.6% ownership interest in Woori Aviva Life Insurance and its 100.0% ownership interest in Woori FG Savings Bank to NongHyup Financial Group in a collective sale. As a result of such sales, Woori Investment & Securities, Woori Asset Management, Woori Aviva Life Insurance, Woori FG Savings Bank, Woori F&I and Woori Financial were no longer subsidiaries of Woori Finance Holdings, and it no longer owned any shares in such former subsidiaries. See “—Disposal of Woori Financial, Woori Asset Management, Woori F&I, Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank.”

•

Woori Bank.  In November 2014, Woori Finance Holdings merged with and into us. As a result of the merger, the other former subsidiaries of Woori Finance Holdings, including Woori Card, Woori Private Equity, Woori FIS, Woori Investment Bank and Woori Finance Research Institute, became our subsidiaries. In December 2014, the KDIC sold 40,143,022 shares of our common stock in a private sale in Korea, as a result of which its ownership interest in us was reduced to 51.04%. We expect the KDIC to sell all or a portion of the remaining shares of our common stock it owns to one or more purchasers in the future. See “—Merger with Woori Finance Holdings.”

The implementation of the Korean government’s privatization plan, including the merger of Woori Finance Holdings with and into us and the expected sale of the KDIC’s remaining ownership interest in us to third parties, is likely to have a significant impact on us. For example, the loss of the Korean government as our indirect controlling shareholder, the spin-off of Kwangju and Kyongnam Bank and the loss of our former affiliates such as Woori Investment & Securities that had complementary businesses) may have a material adverse effect on our credit profile and credit ratings, as well as our business, financial condition and results of operations. Furthermore, the sale of a controlling interest in us to one or more third parties may result in a change in our business, management, strategy, capital structure and assets and liabilities and lead to diversion of management attention, a loss of customers and labor unrest. In addition, such sale may require us to integrate our operations and systems with those of the purchasers or their affiliates and to reorganize or reduce overlapping personnel, branches, networks and administrative functions.

Spin-off of Kwangju Bank and Kyongnam Bank

In August 2013, the board of directors of Woori Finance Holdings approved a plan to establish two new companies, KJB Financial Group and KNB Financial Group (which we refer to as the New Holdcos), through a spin-off (which we refer to as the Spin-off) of its businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, respectively. The Spin-off was approved at an extraordinary general meeting of the shareholders of Woori Finance Holdings held on January 28, 2014 and was effected on May 1, 2014. After the Spin-off, KJB Financial Group owned the shares of Kwangju Bank previously held by Woori Finance Holdings, and KNB Financial Group owned the shares of Kyongnam Bank previously held by Woori Finance Holdings. Woori Finance Holdings no longer owned any shares of Kwangju Bank or Kyongnam Bank, and neither they nor the New Holdcos were its subsidiaries, after the Spin-off. Following the Spin-off, each of these banks was merged with the relevant New Holdco.

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

The Spin-off was accomplished through a pro rata distribution of common stock, par value ￦5,000 per share, of KJB Financial Group and KNB Financial Group to the holders of Woori Finance Holdings’ common stock. Specifically, on May 21, 2014, each holder of Woori Finance Holdings’ common stock as of the record date of April 30, 2014 received 0.0637 shares of common stock of KJB Financial Group and 0.0973 shares of common stock of KNB Financial Group for each share of Woori Finance Holdings’ common stock held by such holder. Holders of Woori Finance Holdings’ ADSs did not receive any common stock of the New Holdcos in connection with the Spin-off. Instead, the depositary for Woori Finance Holdings’ American depositary receipts program sold the New Holdcos’ common stock it received in the Spin-off, in a riskless principal capacity, and distributed the net proceeds of such sale to holders of the ADSs, after deducting applicable fees and expenses of the depositary and applicable taxes and other governmental charges. Neither of the New Holdcos issued any ADSs or established any American depositary receipts program following the Spin-off.

As a result of the Spin-off, pursuant to share consolidation procedures under Korean law, the outstanding shares of Woori Finance Holdings’ common stock were consolidated as of May 1, 2014 such that the shareholders recorded in its shareholder register as of the record date of April 30, 2014 were allotted 0.8390 shares of its common stock in exchange for each previously outstanding share. Woori Finance Holdings’ outstanding ADSs were also consolidated as of May 1, 2014 such that holders of such ADSs recorded in the transfer books of the depositary as of the record date of April 30, 2014 were allotted 0.8390 ADSs in exchange for each previously outstanding ADS.

In October 2014, the KDIC sold its 56.97% ownership interest in Kwangju Bank and Kyongnam Bank to JB Financial Group and BS Financial Group, respectively.

Disposal of Woori Financial, Woori Asset Management, Woori F&I , Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank

On March 20, 2014, Woori Finance Holdings sold its 52.0% ownership interest in Woori Financial to KB Financial Group for the sale price of ￦280 billion. As of December 31, 2013, Woori Financial had total assets of ￦3,940 billion and total liabilities of ￦3,528 billion on a consolidated basis. For the year ended December 31, 2013, Woori Financial’s operating revenues amounted to ￦338 billion, and its net income amounted to ￦54 billion, on a consolidated basis.

In May 2014, Woori Finance Holdings sold its 100.0% ownership interest in Woori Asset Management to Kiwoom Securities for the sale price of ￦76 billion. As of December 31, 2013, Woori Asset Management had total assets of ￦85 billion and total liabilities of ￦17 billion on a consolidated basis. For the year ended December 31, 2013, Woori Asset Management’s operating revenues amounted to ￦32 billion, and its net income amounted to ￦4 billion, on a consolidated basis.

In June 2014, Woori Finance Holdings sold its 100.0% ownership interest in Woori F&I to Daishin Securities for the sale price of ￦368 billion. As of December 31, 2013, Woori F&I had total assets of ￦1,641 billion and total liabilities of ￦1,336 billion on a consolidated basis. For the year ended December 31, 2013, Woori F&I’s operating revenues amounted to ￦184 billion, and its net income amounted to ￦49 billion, on a consolidated basis.

In June 2014, Woori Finance Holdings sold its 37.9% ownership interest in Woori Investment & Securities, its 51.6% ownership interest in Woori Aviva Life Insurance and its 100.0% ownership interest in Woori FG Savings Bank to NongHyup Financial Group Inc. for the sale price of ￦1,039 billion in a collective sale. As of December 31, 2013, Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank had total assets of ￦29,982 billion, ￦4,466 billion and ￦823 billion, respectively, on a consolidated basis, and total liabilities of ￦26,534 billion, ￦4,309 billion and ￦699 billion, respectively, on a consolidated basis. For the year ended December 31, 2013, operating revenues of Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank amounted to ￦4,027 billion, ￦982 billion and ￦85 billion, respectively, on a consolidated basis, and net income of Woori Investment & Securities and Woori Aviva Life Insurance amounted to ￦48 billion and ￦2 billion, respectively, on a consolidated basis. For the year ended December 31, 2013, Woori FG Savings Bank had a net loss of ￦34 billion.

Merger with Woori Finance Holdings

In July 2014, we entered into a merger agreement with Woori Finance Holdings, providing for the merger of Woori Finance Holdings with and into us. The merger agreement was approved by the shareholders of Woori Finance Holdings at an extraordinary general meeting held on October 10, 2014. Pursuant to the merger agreement, Woori Finance Holdings merged with and into us on November 1, 2014, such that we remained as the surviving entity, and Woori Finance Holdings ceased to exist, after the merger. In connection with the merger, shareholders of Woori Finance Holdings recorded in its shareholder register as of November 1, 2014 received one share of our common stock for each share of common stock of Woori Finance Holdings they held.

As a result of the merger, the other remaining subsidiaries of Woori Finance Holdings, including Woori Card, Woori Private Equity, Woori FIS, Woori Investment Bank and Woori Finance Research Institute, became our subsidiaries. Accordingly, our overall business and operations after the merger, on a consolidated basis, are substantially identical to those of Woori Finance Holdings on a consolidated basis prior to the merger.

The following chart sets forth the corporate organization of Woori Finance Holdings and its subsidiaries prior to the merger:

The following chart sets forth our corporate organization following the merger:

We were an unlisted corporation prior to the merger, while Woori Finance Holdings had its common stock listed on the KRX KOSPI Market and its ADSs listed on the New York Stock Exchange. Following the merger, we became newly listed on the KRX KOSPI Market and succeeded to Woori Finance Holdings’ listing on the New York Stock Exchange.

The shareholders of Woori Finance Holdings were entitled to exercise appraisal rights with respect to its common stock held by them at a purchase price of ￦12,422 per share, in accordance with Korean law. The period for exercise of appraisal rights started on October 11, 2014 and ended on October 21, 2014, during which shareholders exercised appraisal rights with respect to an aggregate of 64,832 shares of common stock of Woori Finance Holdings. The payment of the purchase price for such common stock held by the exercising shareholders was made on October 30, 2014, in the aggregate amount of ￦805 million. Such common stock purchased by Woori Finance Holdings was exchanged for our common stock in the merger and will be held by us as treasury shares. We are required under applicable Korean law to dispose of such treasury shares within five years after the date of their acquisition.

Pursuant to the Korean government’s privatization plan, in December 2014, the KDIC sold 40,143,022 shares of our common stock in a private sale in Korea, as a result of which its ownership interest in us was reduced to 51.04%. We expect the KDIC to sell all or a portion of the remaining shares of our common stock it owns to one or more purchasers in the future.

Item 4B.	Business Overview

We are the second-largest commercial bank in Korea, in terms of total assets (including loans) as of December 31, 2014. Our operations include a broad range of businesses, including corporate banking, consumer banking, investment banking, capital markets activities and other businesses (including credit card operations). We provide a wide range of products and services to our customers, which mainly comprise small- and medium-sized enterprises and individuals, as well as some of Korea’s largest corporations. As of December 31, 2014, we had, on a consolidated basis, total assets of ￦270,157 billion, total liabilities of ￦252,064 billion and total equity of ￦18,093 billion.

The Korean government, which currently owns 51.04% of our outstanding common stock through the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. See “Item 4A. History and Development of the Company—Privatization Plan.” In light of their dispositions under the privatization plan, which were completed during 2014, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I were classified as a disposal group held for distribution or sale, and their operations were accounted for as discontinued operations. Unless expressly stated otherwise, our financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2010, 2011, 2012, 2013, and 2014 set forth below does not include financial data with respect to such discontinued operations, while our financial information as of December 31, 2010, 2011 and 2012 set forth below includes financial data with respect to such discontinued operations.

As one of the leading financial services groups in Korea, we believe our core competitive strengths include the following:

Strong and long standing relationships with corporate customers.  Historically our operations concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate groups, and we are the main creditor bank to 16 of the 41 largest Korean corporate borrowers. Further enhancing our corporate loan portfolio is our ability to lend to small- and medium-sized enterprise customers. As of December 31, 2014, we had approximately 188,236 small- and medium-sized enterprise borrowers.

Large and loyal retail customer base.  With respect to our consumer banking operations, we have the third-largest deposit base among Korean commercial banks, and over 20 million retail customers, representing about half of the Korean adult population. Of these customers, more than half are active customers, meaning that they have an account with us with a balance of at least ￦100,000 or have transacted business with us at least once during the last six months.

Extensive distribution and marketing network.  We serve our customers primarily through one of the largest banking networks in Korea, comprising approximately 993 branches and 7,167 ATMs and cash dispensers. We also operate 10 dedicated corporate banking centers and approximately 81 general managers for our large corporate customers and approximately 969 relationship managers stationed at 819 branches (as well as 593 additional non-stationed employees who serve as relationship managers as needed) for our small- and medium-sized enterprise customers. In addition, we have Internet and mobile banking platforms to enhance customer convenience, reduce service delivery costs and allow our branch staff to focus on marketing and sales.

Strong capital base.  As of December 31, 2014, our consolidated equity totaled ￦18.1 trillion, and our total capital adequacy ratio was 14.25%. Our management team carefully coordinates our capital and dividend plans to ensure that we optimize our capital position. We believe our strong capital base and coordinated capital management enable us to support growth of our core businesses and to pursue franchise-enhancing initiatives such as selective investments and acquisitions.

Strong and experienced management team.  Our management team comprises experienced managers as well as leading financial industry professionals who have been recruited from outside our bank to complement our team. In December 2014, Kwang-Goo Lee assumed the role of our president and chief executive officer. We believe that the extensive experience of many members of our management team in the financial sector will help us to continue to strengthen our operations.

Strategy

We aim to continue to build our position as a leading universal banking and financial services company in Korea, with a view to having our business platform and operating structure match or outperform those of leading global financial institutions. The key elements of our strategy are as follows:

Further improve our asset quality and strengthen our risk management practices.  We were one of the earliest and most aggressive banks in Korea to actively reduce non-performing loans through charge-offs and sales to third parties. Since 2002, we have taken various measures to facilitate the disposal of our substandard or below loans. As a result of these and other initiatives, our ratio of non-performing loans to total loans has decreased significantly over the past decade and was 1.84% as of December 31, 2014.

One of our highest priorities is to maintain our strong asset quality and enhance our risk management practices on an ongoing basis. We created a centralized risk management organization, installed a comprehensive warning and monitoring system, adopted uniform loan loss provisioning policies and implemented an advanced credit evaluation system called “CREPIA.” Following the global financial crisis, we undertook a review of our credit risk management procedures with outside consultants in 2009, as well as undertaking further reviews of our risk management infrastructure and systems in 2009 and 2010, in order to develop and implement various measures to further standardize and improve our risk management procedures and systems.

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

Enhance customer profitability through optimization of channel usage, products and services for each customer segment.  Our extensive distribution network and wide range of quality products and services has enabled us to serve our customers effectively. However, we intend to further enhance the value proposition to our customers by differentiating products and delivery channels based on the distinct needs of different customer segments.

Retail customers.  We have segmented our retail customers into four groups: high net worth; mass affluent; middle class; and mass market. We believe we are relatively competitive in our core customer base, which includes mass affluent and middle class customers, and we serve these customers via our team of financial planners in our branches who sell customized higher margin services and products, such as investment advice, mutual funds, insurance and personal loans. For our mass market customers, we offer simple, easy-to-understand and relatively more standardized products such as basic deposit and lending products, including mortgage loans, and we encourage the use of alternative distribution channels such as the Internet, phone banking and ATMs by our mass market customers such that we can serve them in a cost efficient manner. We serve our high net worth individuals via branches and dedicated private banking centers staffed with experienced private bankers who offer sophisticated tailored financial services.

Corporate customers.  We continuously and vigorously review our portfolio of large corporate and small-and medium-sized enterprise customers to refine our database of core accounts and industries in terms of profitability potential. We seek to expand our relationship beyond a pure lending relationship by promoting our foreign exchange, factoring, trade finance and investment banking services to our core small- and medium-sized enterprise customers and cross-selling our investment banking services, derivatives and other risk hedging products, as well as employee retirement products, to our core large corporate customers.

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

In addition, we intend to continue to enter into business alliances with other leading financial service providers so that we can offer a full range of “best of class” products and services to our targeted customers. We actively evaluate alliances and joint venture opportunities when they arise in order to diversify our revenue stream and provide our customers with a range of sophisticated and tailored products that will complement our existing products and services. We also intend to carefully consider potential acquisitions or other strategic investments that fit within our overall strategy. When considering acquisitions, we will focus on opportunities that supplement the range of products and services we offer and strengthen our existing customer base, enable us to maintain our standard for asset quality and profitability and provide us with a reasonable return on our investment.

Enhance operational efficiencies and synergies.  We have been seeking to improve our operational efficiency and synergies and reduce our expenses by integrating our businesses, unifying our business procedures, eliminating duplication, centralizing processes and procurement, implementing continuous automation and migrating to low cost distribution channels. In 2009, we established a centralized information technology center to increase information sharing and synergies among our different business operations.

Over the past decade, we have also sought to strengthen our operational platform by introducing M-Banking, a mobile banking platform that enhances customer service and generates transaction fees, as well as our “Win-CMS” service, which provides an integrated electronic cash management system and in-house banking platform for our corporate customers.

We believe that the integration of our accounting, information technology and other back-office systems allows us to further eliminate redundant functions and equipment and reduce our long-term expense. We also believe that these measures, together with our effort to encourage migration of our mass market customers to low-cost alternative channels will, reduce our costs and enhance our operating efficiencies. We are also continuing our efforts to maximize synergies among our businesses.

Develop and increase productivity of our professional workforce.  We aim to retain the most qualified and highly-trained professionals in the market, and we intend to continue to focus on the development and training of our core professionals. In order to boost employee morale and productivity, we aim to create an environment that nurtures development and growth, and we will continue to emphasize performance-based incentive programs to recognize high performers on both an individual and business unit level. In addition, a rigorous ethics management program and related measures have been instituted to reduce operational risk and help ensure compliance with our internal standards and policies.

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

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated:

	As of December 31,
	2012			2013(1)			2014
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in billions of Won, except percentages)
Loans(2) :
Small- and medium-sized enterprise(3)	￦	80,506	36.4%	￦	60,793	31.4%	￦	62,544	30.2%
Large corporate(4)		38,489	17.4		38,520	19.9		38,879	18.8
Others(5)		18,718	8.5		19,203	9.9		20,323	9.8

Total	￦	137,713	62.3%	￦	118,516	61.2%	￦	121,746	58.8%

Deposits:
Small- and medium-sized enterprise	￦	29,783	14.6%	￦	30,472	17.4%	￦	33,924	18.0%
Large corporate		66,269	32.5		50,453	28.8		56,164	29.8

Total	￦	96,052	47.1%	￦	80,925	46.2%	￦	90,088	47.8%

Number of borrowers:
Small- and medium-sized enterprise		228,084			185,245			188,236
Large corporate		2,811			3,283			3,325

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)

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

(4)

Loans to companies that are not “small- and medium-size enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations, and typically including companies that have assets of ￦12 billion or more and are therefore subject to external audit under the External Audit Act of Korea. See “—Large Corporate Banking.”

(5)	Includes loans to governmental agencies, foreign loans and other corporate loans.

Corporate loans we provide consist principally of the following:

•	working capital loans, which are loans used for general working capital purposes, typically with a maturity of one year or less, including notes discounted and trade finance; and

•	facilities loans, which are loans to finance the purchase of materials, equipment and facilities, typically with a maturity of three years or more.

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

Small- and Medium-Sized Enterprise Banking

We use the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations. Under the amended Small and Medium Industry Basic Act of Korea, which became effective on February 3, 2015, and related regulations, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the enterprise must meet the average or annual sales revenue standards prescribed by the Enforcement Decree of the Small and Medium Industry Basic Act, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Enforcement Decree of the Small and Medium Industry Basic Act, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. However, even if an enterprise that qualified as a small- and medium-sized enterprise under the Small and Medium Industry Basic Act prior to the amendments thereof no longer meets the definition due to such amendments, such enterprise shall continue to be deemed a small- and medium-sized enterprise until March 31, 2018. Furthermore, certified social enterprises (as defined in the Social Enterprise Promotion Act of Korea), as well as cooperatives or federations of cooperatives (as defined in the Framework Act on Cooperatives), that satisfy the requirements prescribed by the Small and Medium Industry Basic Act may qualify as small- and medium-sized enterprises. The small- and medium-sized enterprise segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to these enterprises. As of December 31, 2014, 30.5% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 17.1% were extended to borrowers in the retail and wholesale industry, and 6.6% were extended to borrowers in the hotel, leisure and transportation industries.

We service our small- and medium-sized enterprise customers primarily through our network of branches and small- and medium-sized enterprise relationship managers. As of December 31, 2014, we had stationed one or more relationship managers at 819 branches, of which 387 were located in the Seoul metropolitan area. The relationship managers specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2014, we had a total of 969 small- and medium-sized enterprise relationship managers stationed at our branches (as well as 593 non-stationed employees who serve as relationship managers as needed).

In addition to increasing our dedicated staffing and branches, our strategy for this banking segment is to identify promising industry sectors and to develop and market products and services targeted towards customers in these sectors. We have also developed in-house industry specialists who can help us identify leading small-

and medium-sized enterprises in, and develop products and marketing strategies for, these targeted industries. In addition, we operate customer loyalty programs for our most profitable small- and medium-sized enterprise customers and provide them with benefits and services such as preferential rates, free seminars and workshops and complementary invitations to cultural events.

Lending Activities.  We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2014, working capital loans and facilities loans accounted for 59.4% and 36.5%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2014, we had approximately 188,236 small- and medium-sized enterprise borrowers.

As of December 31, 2014, secured loans and loans guaranteed by a third party accounted for 65.3% and 10.6%, respectively, of our small- and medium-sized enterprise loans. As of December 31, 2014, approximately 75.5% of the secured loans were secured by real estate and 2.5% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of ten years.

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

Pricing.  We establish the pricing for our small- and medium-sized enterprise loan products based principally on transaction risk, our cost of funding and market considerations. Our lending rates are generally determined using our CREPIA system. We use our CREPIA system to manage our lending activities, and input data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the CREPIA system and update such information periodically to reflect changes in such information. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2014, approximately 70.3% of our small- and medium-sized enterprise loans had interest rates that varied with reference to current market interest rates.

Large Corporate Banking

Our large corporate customers consist of companies that are not “small- and medium-size enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations, and typically include companies that have assets of ￦12 billion or more and are therefore subject to external audit under the External Audit Act of Korea. As a result of our history and development, we remain the main creditor bank to many of Korea’s largest corporate borrowers.

In terms of our outstanding loan balance, as of December 31, 2014, 43.6% of our large corporate loans were extended to borrowers in the manufacturing industry, 24.5% were extended to borrowers in the finance and insurance industry, and 8.3% were extended to borrowers in the retail and wholesale industry.

We service our large corporate customers primarily through our network of dedicated corporate banking centers and general managers. We operate 10 dedicated corporate banking centers, all of which are located in the Seoul metropolitan area. Each center is staffed with one or more general managers, and certain centers are headed by a senior general manager. Depending on the center, each such manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2014, we had a total of 81 general managers who focus on marketing to and managing the accounts of large corporate customers.

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

Lending Activities.  We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2014, working capital loans (including domestic usuance, bills bought and securities sold under repurchase agreements) and facilities loans accounted for 70.3% and 14.5%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2014, secured loans and loans guaranteed by a third party accounted for 16.6% and 6.0%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for credit losses with respect to any such loans that become non-performing or impaired. See “—Assets and Liabilities—Asset Quality of Loans—Loan Loss Provisioning Policy.” As of December 31, 2014, approximately 58.4% of the secured loans were secured by real estate and approximately 3.8% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

We evaluate creditworthiness and collateral for our loans to large corporate customers in essentially the same way as we do for loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Lending Activities.”

Pricing.  We determine the pricing of our loans to large corporate customers in the same way that we determine the pricing of our loans to small- and medium-sized enterprise customers. See “—Corporate Banking—Small- and Medium-Sized Enterprise Banking—Pricing.” As of December 31, 2014, approximately 84.4% of these loans had interest rates that varied with reference to current market interest rates.

Consumer Banking

We provide retail banking services to consumers in Korea. Our consumer banking operations consist mainly of lending to and taking deposits from our retail customers. We also provide ancillary services on a fee basis, such as wire transfers. While we have historically attracted and held large amounts of consumer deposits through our extensive branch network, our substantial consumer lending growth occurred principally in recent years, in line with the increase in the overall level of consumer debt in Korea. See “—Branch Network and Other Distribution Channels.”

We classify our consumer banking customers based on their individual net worth and contribution to our consumer banking operations into four groups: high net worth; mass affluent; middle class; and mass market. We differentiate our products, services and service delivery channels with respect to these segments and target our marketing and cross-selling efforts based on this segmentation. With respect to the high net worth and mass affluent segments, we have established private banking operations to better service customers in these segments.

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

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated:

	As of December 31,
	2012			2013(1)			2014
	Amount(2)		% of Total Loans(3)	Amount(2)		% of Total Loans(3)	Amount(2)		% of Total Loans(3)
	(in billions of Won, except percentage)
General purpose household loans	￦	31,978	14.5%	￦	25,357	13.1%	￦	25,889	12.5%
Mortgage loans		16,409	7.4		19,952	10.3		28,988	14.0
Home equity loans		30,424	13.8		25,732	13.3		25,340	12.2

Total	￦	78,811	35.7%	￦	71,041	36.7%	￦	80,217	38.7%

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Not including outstanding credit card balances, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(3)	Total loans do not include other receivables and are before the deduction of allowance for credit losses and present value discount and the reflection of deferred origination costs.

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

For secured loans, including mortgage and home equity loans, we generally lend up to 70% of the collateral value (except in areas of high speculation designated by the government where we generally limit our lending to 40% to 70% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate for such secured consumer loans (which principally consists of residential properties), we generally use the fair value of the collateral as appraised by Korea Investors Service which is collated in our CREPIA system. We generally revalue collateral on a periodic basis. As of December 31, 2014, the revaluation period was every year for real estate (with apartments being revalued every month, subject to the availability of certain specified market value information), every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange.

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

General Purpose Household Loans

Our general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of December 31, 2014, approximately ￦18,595 billion, or 71.8% of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years, and the amount of such loans has been steadily declining. As of December 31, 2014, this amount was approximately ￦90 million.

Pricing.  The interest rates on our general purpose household loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods, further adjusted to account for the borrower’s credit score and our opportunity cost) or a fixed rate that reflects our internal cost of funding and similar adjustments, but taking into account interest rate risks. In 2010, we began using the “Cost of Fund Index” (or COFIX) benchmark rate, as announced by the Korea Federation of Banks, as the base rate for our general purpose household loans with periodic floating rates in place of the benchmark certificate of deposit rate that we had traditionally used for such purpose.

Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. Our lending rates are generally determined by our CREPIA system. The applicable interest rate is determined at the time of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2014, approximately 63.7% of our general purpose household loans had floating interest rates.

Mortgage and Home Equity Lending

We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of our mortgage and home equity loans is typically 35 years. Most of our mortgage and home equity loans have an interest-only payment period of ten years or less. With respect to these loans, we determine the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using our CREPIA system. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval.” The eligibility of a borrower that is participating in a housing lottery will depend on proof that it has paid a deposit or can obtain a guarantee from a Korean government-related housing fund. We receive fee income related to the origination of loans, including fees relating to loan processing and collateral evaluation.

As of December 31, 2014, approximately 74.1% of our mortgage and home equity loans were secured by residential or other property, 17.1% of our mortgage and home equity loans were guaranteed by Korean government-related housing funds and 7.0% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of our mortgage and home equity loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers. As of December 31, 2014, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of ￦3,799 billion. For the year ended December 31, 2014, the average initial loan-to-value ratio of our mortgage loans and home equity loans was approximately 59.7% and 56.3%, respectively, compared to 57.3% and 52.8% (excluding discontinued operations) for the year ended December 31, 2013. The average loan-to-value ratio of our mortgage loans and home equity loans as of December 31, 2014 was approximately 55.0% and 52.5%, respectively, compared to 53.3% and 51.7% (excluding discontinued operations) as of December 31, 2013.

Pricing.  The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2014, approximately 59.9% of our outstanding mortgage and home equity loans had floating interest rates.

Private Banking Operations

Our private banking operations aim to service our high net worth and mass affluent retail customers who individually maintain a deposit balance of at least ￦100 million with us. As of December 31, 2014, we had over 131,700 customers who qualified for private banking services, representing 0.7% of our total retail customer base. Of our total retail customer deposits of ￦69 trillion as of December 31, 2014, high net worth and mass affluent customers accounted for 36.4%.

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

We have 582 branches that offer private banking services. These branches are staffed by 594 private bankers, and almost all of the branches are located in metropolitan areas, including Seoul.

We also operate an advisory center in Seoul for our private banking clients, which employs 15 specialists advising on matters of law, tax, real estate, risk assessment and investments.

Deposit-Taking Activities

As of December 31, 2014, we were the third-largest deposit holder among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was ￦70,614 billion as of December 31, 2012, ￦65,124 billion (excluding discontinued operations) as of December 31, 2013 and ￦68,821 billion as of December 31, 2014, which constituted 34.6%, 37.1% and 36.5%, respectively, of the balance of our total deposits.

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

•

installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which interest accrues at a fixed rate. Early withdrawals require penalty payment. The term for installment deposits range from six months to five years; and

•

certificates of deposit, the maturities of which range from 30 days to six years, with a required minimum deposit of ￦10 million. Interest rates on certificates of deposit vary with the length of deposit and prevailing market rates. Certificates of deposit may be sold at face value or at a discount with the face amount payable at maturity.

The following table sets forth the percentage of our total retail and corporate deposits represented by each deposit product category as of December 31, 2014:

Demand Deposits	Time Deposits	Savings Deposits	Installment Deposits	Certificates of Deposit
9.49%	59.28%	30.82%	0.02%	0.39%

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

We also offer deposits in foreign currencies and various specialized deposits products, including:

•

Apartment application time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Act. This law sets forth various measures supporting the purchase of houses and the supply of such houses by construction companies. These products accrue interest at a fixed rate for one year, and at an adjustable rate after one year. Deposit amounts per account range from ￦2 million to ￦15 million depending on the size and location of the dwelling unit. These deposit products target high and middle income households. The Korean government has announced that new accounts may no longer be opened starting July 2015.

•

Apartment application installment savings deposits, which are monthly installment savings programs providing the holder with a preferential right to subscribe for new private apartment units under the Housing Act. These deposits require monthly installments of ￦50,000 to ￦500,000, have maturities of between three and five years and accrue interest at fixed or variable rates depending on the term. The Korean government has announced that new accounts may no longer be opened starting July 2015.

•

Apartment application savings account deposits, which are monthly installment savings programs providing the holder with a preferential right to subscribe for new national housing units constructed under the Housing Act or mid-sized, privately constructed national housing units. These deposits are available only to heads of household who do not own a home. These deposits require monthly installments of ￦20,000 to ￦100,000, terminate when the holder is selected as a subscriber for a housing unit and accrue interest at fixed rates. The Korean government has announced that new accounts may no longer be opened starting July 2015.

•

Apartment application comprehensive deposits, which are monthly installment comprehensive savings programs providing the holder with a preferential right to subscribe for new national housing units constructed under the Housing Act or privately constructed housing units. These deposits require monthly installments of ￦20,000 to ￦500,000, terminate when the holder is selected as a subscriber for a housing unit and accrue interest at variable rates depending on the term. These deposit products target all segments of the population.

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

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of

￦50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a quarterly premium of 0.02% of our average deposits and a quarterly special contribution of 0.025% of our average deposits, in each case for the relevant quarter. For the year ended December 31, 2014, we paid an aggregate of ￦259 billion of such premiums and contributions.

Branch Network and Other Distribution Channels

We had a total of 993 banking branches in Korea as of December 31, 2014, which was one of the most extensive networks of branches among Korean commercial banks. Recently, demand in Korea for mutual funds and other asset management products as well as bancassurance products has been rising. These products require an extensive sales force and customer interaction to sell, further emphasizing the need for a large branch network. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct a significant portion of their financial transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of our banking branch network in Korea as of December 31, 2014:

	Total
	Number	% of Total
Area
Seoul	463	47%
Six largest cities (other than Seoul)	173	17
Other	357	36

Total	993	100%

In order to maximize access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. We had 7,079 ATMs and 88 cash dispensers as of December 31, 2014.

We also actively promote the use of alternative service delivery channels in order to provide convenient service to customers. We also benefit from customers’ increasing use of these outlets, as they allow us to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The following tables set forth information, for the periods indicated, relating to the number of transactions and the fee revenue of our alternative service delivery channels.

	For the year ended December 31,
	2012		2013		2014
ATMs(1):
Number of transactions (millions)		389		397		393
Fee income (billions of Won)	￦	44	￦	45	￦	44
Telephone banking:
Number of users		6,389,640		6,482,707		6,510,178
Number of transactions (millions)		132		106		107
Fee income (billions of Won)	￦	3	￦	3	￦	3
Internet banking:
Number of users		11,369,531		12,707,113		13,809,085
Number of transactions (millions)		5,293		5,603		6,065
Fee income (billions of Won)	￦	117	￦	120	￦	123

(1)	Includes cash dispensers.

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

Our automated telephone banking system offers a variety of services, including inter-account fund transfers, balance and transaction inquiries and customer service inquiries. We also operate a call center that handles calls from customers, engages in telemarketing and assists in our collection efforts.

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

In addition, we provide mobile banking services to our customers, which is available to all our Internet-registered users. These services allow our customers to complete selected banking transactions through major Korean telecommunications networks using their cellular phones or other mobile devices. In April 2010, we launched new “smart banking” services which enable users of so-called “smart phones” to access a broad range of banking and credit card services through their mobile phones. Our electronic bill presentation and payment system provides customers with the ability to pay taxes, maintenance fees and other public fees electronically.

We also offer our “Win-CMS” service to our corporate customers, which provides an integrated electronic cash management system and in-house banking platform for such customers.

Credit Cards

We offer credit card products and services mainly to consumers and corporate customers in Korea. In April 2013, as a part of our strategy to enhance our credit card operations and increase its synergies with our other businesses, we effected a horizontal spin-off of our credit card business. As a result, our former credit card business is operated by a wholly-owned subsidiary, Woori Card. As of December 31, 2014, Woori Card’s market share based on transaction volume was approximately 8.3%, which ranked Woori Card as the sixth largest credit card issuer in Korea, according to BC Research, which is a quarterly report issued by BC Card.

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

Products and Services

We currently have the following principal brands of credit cards outstanding:

•	a “Woori” brand;

•	a “BC Card” brand; and

•	a “Visa” brand.

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

The following tables set forth certain data relating to the credit card operations of Woori Card (including credit cards issued previously by us and BC Cards and Visa Cards issued through the BC Card consortium) as of the dates or for the period indicated:

	As of or for the year ended December 31,
	2012		2013		2014
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		10,977		10,847		11,388
Corporate accounts		411		447		523

Total		11,388		11,294		11,912

Active ratio(1)		49.53%		53.40%		54.20%
Credit card interest and fees
Installment and cash advance interest	￦	218	￦	172	￦	215
Annual membership fees		11		12		28
Merchant fees		643		480		683
Other fees		168		178		284

Total	￦	1,040	￦	842	￦	1,210

Charge volumes
General purchase	￦	33,599	￦	29,227	￦	42,885
Installment purchase		4,784		3,284		5,107
Cash advance		4,732		3,156		4,369
Card loan		593		848		2,072

Total	￦	43,708	￦	36,515	￦	54,433

Outstanding balances (at year end)
General purchase	￦	2,112	￦	2,003	￦	2,054
Installment purchase		988		925		1,131
Cash advance		564		539		557
Card loan		449		750		1,378

Total	￦	4,113	￦	4,217	￦	5,120

Average outstanding balances
General purchase	￦	2,178	￦	2,166	￦	2,174
Installment purchase		1,078		1,009		1,145
Cash advance		653		546		540
Card loan		399		599		1,050

Total	￦	4,308	￦	4,320	￦	4,909

Delinquency ratios(2)
Less than 1 month		3.19		2.44		2.20
From 1 month to 3 months		0.92		0.87		0.76
From 3 months to 6 months		1.03		0.93		0.89
Over 6 months		0.02		0.00		0.01

Total		5.16%		4.24%		3.86%

Non-performing loan ratio(3)		1.48%		1.32%		1.26%
Gross charge-offs	￦	176	￦	160	￦	163
Recoveries		31		23		28

Net charge-offs	￦	145	￦	137	￦	135

Gross charge-off ratio(4)		4.08%		3.71%		3.31%
Net charge-off ratio(5)		3.35%		3.18%		2.74%

(1)	Represents the ratio of accounts used at least once within the last 12 months to total accounts as of the end of the relevant year.
(2)

Our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter. Including all restructured loans, outstanding balances overdue by more than one month accounted for 3.0% of our credit card balances as of December 31, 2014.

(3)

Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2012, 2013 and 2014:

	As of December 31,
	2012		2013		2014
	(in billions of Won)
Restructured loans	￦	59	￦	62	￦	65

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

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of ￦1 million. The terms of the restructured loans usually require the payment of approximately 10% to 20% of the outstanding balance as a down payment and that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. As of December 31, 2014, the total amount of our restructured loans was ￦74 billion. Because restructured loans are not initially recorded as being delinquent, our delinquency ratios do not fully reflect all delinquent amounts relating to our outstanding credit card balances.

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

Payments on amounts outstanding on our credit cards must be made (at the cardholder’s election at the time of purchase) either in full on each monthly payment date, in the case of lump-sum purchases, or in equal monthly installments over a fixed term from two months to 36 months, in the case of installment purchases. Cardholders may prepay installment purchases at any time without penalty. Payment for cash advances must be made on a lump sum basis. Payments for card loans must be made on an equal principal installment basis over a fixed term from three months up to a maximum of 36 months, up to a maximum loan amount of ￦30 million.

No interest is charged on lump-sum purchases that are paid in full by the monthly payment date. For installment purchases, we charge a fixed rate of interest on the outstanding balance of the transaction amount, based on the installment period selected at the time of purchase. For a new cardholder, we currently apply an interest rate between approximately 9.5 and 19.5% per annum as determined by the cardholder’s application system score. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Evaluation and Approval—Credit Card Approval Process” and “—Credit Review and Monitoring—Credit Card Review and Monitoring.”

For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 6.8% to 26.4% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a minimum commission of ￦800 and a maximum of ￦1,300 per withdrawal.

We also generally charge a basic annual membership fee of ￦2,000 to ￦25,000 for regular and gold cards and ￦30,000 to ￦1,000,000 for platinum cards. The determination of the annual fee is based on various factors including the type of card, and whether affiliation options are selected by the cardholder. For certain cards, such as the Woori V Card, we will waive membership fees if customers charge above a certain amount.

Commencing in July 2006, we outsourced the management of merchants to BC Card. We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2014, we charged merchants an average of 1.73% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services and investment banking.

Securities Investment and Trading

We invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2014, our investment portfolio, which consists of held-to-maturity financial assets and available-for-sale financial assets, and our trading portfolio, which consists of financial assets held for trading and financial assets designated at fair value through profit or loss (excluding deposits and derivative assets), had a combined total book value of ￦34,284 billion and represented 12.7% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2014, we held debt securities with a total book value of ￦28,447 billion, of which:

•	held-to-maturity debt securities accounted for ￦13,044 billion, or 45.9%;

•	available-for-sale debt securities accounted for ￦13,187 billion, or 46.3%; and

•	debt securities held for trading accounted for ￦2,216 billion, or 7.8%.

Of these amounts, as of December 31, 2014, debt securities issued by the Korean government amounted to ￦4,128 billion, or 31.6% of our held-to-maturity debt securities, ￦3,117 billion, or 23.6% of our available-for-sale debt securities, and ￦634 billion, or 28.6% of our trading debt securities.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2014:

•	equity securities in our available-for-sale portfolio had a book value of ￦1,421 billion, or 7.6% of our available-for-sale securities portfolio;

•	equity securities held for trading accounted for ￦100 billion, or 4.1% of our held-for-trading securities portfolio; and

•	equity securities designated at fair value through profit or loss accounted for ￦11 billion, or 64.9% of our financial assets designated at fair value through profit or loss portfolio.

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

The following tables show, as of the dates indicated, the gross unrealized gains and losses within our investment portfolio and the amortized cost and fair value of the portfolio by type of investment financial asset:

	As of December 31, 2012
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	2,659	￦	25	￦	(3)	￦	2,681
Financial institutions		6,032		19		(1)		6,050
Corporate		4,289		48		(16)		4,321
Asset-backed securities		401		2		(20)		383
Foreign currency bonds		213		—		—		213

Subtotal		13,594		94		(40)		13,648
Equity securities		1,692		525		(32)		2,185
Beneficiary certificates(1)		2,842		15		(3)		2,854
Others		203		—		(1)		202

Total available-for-sale financial assets	￦	18,331	￦	634	￦	(76)	￦	18,889

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	7,665	￦	176	￦	(6)	￦	7,835
Financial institutions		3,621		25		(0)		3,646
Corporate		7,352		136		(3)		7,485
Foreign currency bonds		36		—		—		36
Securities loaned		11		—		—		11

Total held-to-maturity financial assets	￦	18,685	￦	337	￦	(9)	￦	19,013

	As of December 31, 2013(2)
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	2,690	￦	6	￦	(15)	￦	2,681
Financial institutions		6,509		4		(1)		6,512
Corporate		2,427		12		(5)		2,434
Asset-backed securities		291		7		(25)		273
Foreign currency bonds		230		—		(1)		229

Subtotal		12,147		29		(47)		12,129
Equity securities		1,380		272		(36)		1,616
Beneficiary certificates(1)		3,007		60		(2)		3,065
Others		275		1		(1)		275

Total available-for-sale financial assets	￦	16,809	￦	362	￦	(86)	￦	17,085

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	4,729	￦	58	￦	(17)	￦	4,770
Financial institutions		2,156		8		(1)		2,163
Corporate		5,131		65		(6)		5,190
Foreign currency bonds		23		—		—		23

Total held-to-maturity financial assets	￦	12,039	￦	131	￦	(24)	￦	12,146

	As of December 31, 2014
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury and government agencies	￦	3,139	￦	33	￦	—	￦	3,172
Financial institutions		6,697		34		—		6,731
Corporate		2,763		64		—		2,827
Asset-backed securities		171		—		(13)		158
Foreign currency bonds		366		—		(67)		299

Subtotal		13,136		131		(80)		13,187
Equity securities		1,116		432		(127)		1,421
Beneficiary certificates(1)		3,432		21		—		3,453
Others		731		19		—		750

Total available-for-sale financial assets	￦	18,415	￦	603	￦	(207)	￦	18,811

Held-to-maturity financial assets:
Debt securities
Korean treasury and government agencies	￦	4,128	￦	83	￦	—	￦	4,211
Financial institutions		4,390		37		—		4,427
Corporate		4,470		106		(3)		4,573
Foreign currency bonds		56		—		—		56

Total held-to-maturity financial assets	￦	13,044	￦	226	￦	(3)	￦	13,267

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

(2)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.

For a discussion of our risk management policies with respect to our securities trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Trading Activities.”

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers. Our trading volume was ￦217,756 billion in 2012, ￦178,756 billion in 2013 and ￦175,635 billion in 2014. Our aggregate net trading revenue (loss) from derivatives for the years ended December 31, 2012, 2013 and 2014 was ￦(369) billion, ￦174 billion and ￦162 billion, respectively.

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

The following shows the estimated fair value of derivatives we held or had issued for trading purposes as of the dates indicated:

	As of December 31,
	2012				2013(1)				2014
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Currency derivatives	￦	1,565	￦	1,401	￦	1,119	￦	1,039	￦	965	￦	934
Interest rate derivatives		1,820		1,894		1,008		1,034		1,110		1,152
Equity derivatives		309		81		55		20		2		20
Credit derivatives(2)		28		17		—		—		—		—
Commodity derivatives		18		15		3		3		34		34

Total	￦	3,740	￦	3,408	￦	2,185	￦	2,096	￦	2,111	￦	2,140

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)

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

Asset Securitization Services

We are active in the Korean asset-backed securities market. We participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2014, we were involved in asset securitization transactions with an initial aggregate issue amount of ￦2,120 billion and generated total fee income of approximately ￦23 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

We engage in investment banking activities in Korea. In addition, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions financing services. In 2014, we generated investment banking revenue of approximately ￦108 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2012		2013(1)		2014
	(in millions of US$)
Total foreign currency assets	US$	32,083	US$	30,300	US$	30,138
Foreign currency borrowings
Call money	US$	306	US$	918	US$	1,008
Long-term borrowings		5,174		4,672		3,827
Short-term borrowings		8,981		7,382		9,148

Total foreign currency borrowings	US$	14,461	US$	12,972	US$	13,983

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.

The table below sets forth our overseas subsidiaries and branches in operation as of December 31, 2014:

Business Unit(1)	Location
Subsidiaries:
Woori America Bank	United States
PT. Bank Woori Saudara Indonesia 1906	Indonesia
Woori Global Markets Asia Limited	China (Hong Kong)
Woori Bank China Limited	China
ZAO Woori Bank	Russia
Woori Brazil Bank	Brazil
Woori Finance Cambodia	Cambodia
Branches, Agencies and Representative Offices:
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Hong Kong Branch	China (Hong Kong)
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Hanoi Branch	Vietnam
Ho Chi Minh City Branch	Vietnam
Gaeseong Industrial Complex Branch	North Korea
New York Agency	United States
Los Angeles Branch	United States
Chennai Branch	India
Sydney Branch	Australia
Kuala Lumpur Representative Office	Malaysia
Yangon Representative Office	Myanmar

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

The principal activities of our overseas branches and subsidiaries are providing trade financing and local currency funding for Korean companies and Korean nationals operating in overseas markets as well as servicing local customers and providing foreign exchange services in conjunction with our headquarters. On a limited basis, such overseas branches and subsidiaries also engage in the investment and trading of securities of foreign issuers.

Woori America Bank currently operates 17 branches in New York, New Jersey, Maryland, Virginia, Pennsylvania and California and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$1,227 million as of December 31, 2014 and net profit of US$5 million in 2014.

In November 2007, Woori Bank established a local subsidiary in China, Woori Bank China Limited, which currently has branches in Beijing, Shenzhen, Suzhou, Tianjin, Dalian and Chengdu. We also established a local subsidiary in Russia, ZAO Woori Bank, in January 2008 and it currently has a branch in St. Petersburg and a representative office in Vladivostok. In addition, we have in recent years entered into various memoranda of understanding and strategic alliances with local banks in overseas markets, including China and Spain, in order to pursue business cooperation activities in such markets such as joint marketing efforts and information exchange.

In January 2014, we completed the purchase of an additional 27% equity interest (in addition to the 6% equity interest we previously acquired through our subsidiary PT. Bank Woori Indonesia) in PT. Bank Himpunan Saudara 1906, an Indonesian commercial bank with a network of over 100 branches and offices throughout Indonesia. In December 2014, PT. Bank Woori Indonesia merged with and into PT. Bank Himpunan Saudara 1906. The merged entity, in which we hold a 74.0% equity interest, was renamed PT. Bank Woori Saudara Indonesia 1906 and became our consolidated subsidiary. As of December 31, 2014, PT. Bank Woori Saudara Indonesia 1906 had total assets of approximately US$1,590 million and shareholders’ equity of US$316 million.

Asset Management

Trust Management Services

Money Trusts. We offer money trust products to our customers and manage the funds they invest in money trusts. The money trusts we manage are generally trusts with a fixed life that allow investors to share in the investment performance of the trust in proportion to the amount of their investment in the trust. We principally offer the following types of money trust products:

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

Under Korean law, the assets of our money trusts are segregated from our assets and are not available to satisfy the claims of our creditors. We are, however, permitted to maintain deposits of surplus funds generated by trust assets in certain circumstances as set forth under the Trust Act of Korea. Except for specified money trusts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust. Specified money trusts are established on behalf of individual customers, typically corporations, which direct our investment of trust assets.

We receive fees for our trust management services that are generally based upon a percentage, ranging between 0.01% and 2.0%, of the net asset value of the assets under management. We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Excluding discontinued operations, fees that we received for trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation), net of expenses, amounted to ￦31 billion in 2012, ￦36 billion in 2013 and ￦40 billion in 2014.

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

	As of December 31,
	2012		2013(1)		2014
	(in billions of Won)
Principal and interest guaranteed trusts	￦	1	￦	1	￦	1
Principal guaranteed trusts		1,266		1,217		1,263
Performance trusts		30,166		17,381		19,837

Total	￦	31,433	￦	18,599	￦	21,101

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.

The trust assets we manage consist principally of investment securities, loans made from the trusts and amounts due from banks. The investment securities consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31,

2014, our money trusts had invested in securities with an aggregate book value of ￦2,741 billion, which accounted for approximately 12.73% of our money trust assets. Debt securities accounted for ￦1,934 billion of this amount.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust management companies. As of December 31, 2014, equity securities held by our money trusts amounted to ￦807 billion, which accounted for approximately 3.75% of our money trust assets. Of this amount, ￦429 billion was from money trusts over which we had investment discretion and the remainder was from specified money trusts.

Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2014, our money trusts had made loans in the aggregate principal amount of ￦3,610 billion (excluding loans to our banking operations of ￦2,943 billion), which accounted for approximately 16.76% of our money trust assets.

The amounts due from banks consist of local currency and foreign currencies. As of December 31, 2014, such amounts due from banks totaled ￦12,003 billion, which accounted for approximately 55.75% of our money trust assets.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. No material payments of any such shortfall amounts were made in 2014.

Property Trusts. We also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly receivables (including those securing asset-backed securities), real property and securities, but can also include movable property such as artwork. Under these arrangements, we render escrow or custodial services for the property in question and collect fees in return.

In 2014, our property trust fees generally ranged from 0.003% to 0.15% of total assets under management, depending on the type of trust account product. As of December 31, 2014, the balance of our property trusts totaled ￦9,634 billion.

Property trusts are not consolidated within our financial statements.

Trustee and Custodian Services Relating to Securities Investment Trusts

We act as a trustee for approximately 1,365 securities investment trusts, mutual funds and other investment funds. We receive a fee for acting as a trustee and generally perform the following functions:

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

For the year ended December 31, 2014, our fee income from such services was ￦9 billion.

Other Businesses

Management of National Housing Fund

In April 2008, we were selected to be the lead manager of the National Housing Fund. The National Housing Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2014, outstanding housing loans from the National Housing Fund amounted to approximately ￦83.6 trillion, of which we originated approximately ￦45.6 trillion. The activities of the National Housing Fund are funded primarily by the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, and by subscription savings deposits held at the National Housing Fund.

In return for managing the operations of the National Housing Fund we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. The fund raising fee is based on the number of National Housing Fund subscription savings deposit accounts opened and the level of activity for existing accounts and the number of National Housing Fund bonds issued or redeemed. The loan origination fee is based on the number of new National Housing Fund loans and the number of National Housing Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units and the level of activity for existing loans during each month. The management fee is based on the monthly average of the number of outstanding accounts and the monthly average of the number of overdue loans owed to the National Housing Fund. We received total fees of approximately ￦73 billion for managing the National Housing Fund in 2014.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured within a group of affiliated companies or by third-party insurance companies. We market a wide range of bancassurance products. In 2014, we generated fee income of approximately ￦90 billion through the marketing of bancassurance products. We believe that we will be able to continue to develop an important new source of fee-based revenues by expanding our offering of these products. We have entered into bancassurance marketing arrangements with 26 insurance companies, including Samsung Life Insurance, Samsung Fire and Marine Insurance, Hanwha Life Insurance, Hyundai Fire and Marine Insurance and American International Assurance, and plan to enter into additional insurance product marketing arrangements with other leading insurance companies whose names and reputation are likely to be familiar to our customer base.

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

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, the acquisition of Korea First Bank by Standard Chartered Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012 and the proposed merger of Hana Bank into Korea Exchange Bank in the second half of 2015. Moreover, in 2014, pursuant to the implementation of the Korean government’s privatization plan with respect to Woori Finance Holdings and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the KDIC’s ownership interest in the holding companies of Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group, respectively. See “Item 4A. History and Development of the Company—Privatization Plan.” We expect that consolidation in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. See “Item 3D. Risk Factors—Risks relating to competition.”

Assets and Liabilities

The tables below and accompanying discussions provide selected financial highlights regarding our assets and liabilities on a consolidated basis.

The Korean government, which currently owns 51.04% of our outstanding common stock through the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. See “Item 4A. History and Development of the Company—Privatization Plan.” In light of their dispositions under the privatization plan, which were completed during 2014, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I were classified as a disposal group held for distribution or sale, and their operations were accounted for as discontinued operations. Unless expressly stated otherwise, our financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2010, 2011, 2012, 2013, and 2014 set forth below does not include financial data with respect to such discontinued operations, while our financial information as of December 31, 2010, 2011 and 2012 set forth below includes financial data with respect to such discontinued operations.

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

Loan Portfolio

As of December 31, 2014, the balance of our total loan portfolio was ￦207,077 billion. As of December 31, 2014, 87.8% of our total loans were Won-denominated loans and 12.2% of our total loans were denominated in other currencies. Of the ￦25,289 billion of foreign currency-denominated loans as of that date, approximately 38.7% represented “foreign” loans to offshore entities and individuals. We make foreign loans primarily through our overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.

Loan Types

The following table presents loans by type as of the dates indicated. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2010		2011		2012(1)		2013(1)(2)		2014(1)
	(in billions of Won)
Domestic:
Corporate(3):
Commercial and industrial	￦	98,195	￦	101,738	￦	105,048	￦	91,058	￦	89,410
Lease financing		653		700		698		—		—
Trade financing		11,332		13,171		11,982		10,296		11,937
Other commercial		12,558		10,927		13,263		9,690		11,440

Total corporate		122,738		126,536		130,991		111,044		112,787
Consumer:
General purpose household		32,992		32,709		31,725		25,094		25,070
Mortgage		6,375		12,138		16,409		19,952		28,988
Home equity		26,645		27,940		30,424		25,732		25,340
Total consumer		66,012		72,787		78,558		70,778		79,398
Credit cards		4,357		4,592		4,505		4,209		5,114

Total domestic		193,107		203,915		214,054		186,031		197,299
Foreign:
Corporate(4):
Commercial and industrial		7,185		8,013		6,058		6,961		7,989
Trade financing		129		165		141		319		725
Other commercial		69		272		522		192		245

Total corporate		7,383		8,450		6,721		7,472		8,959
Consumer		745		127		253		263		819

Total foreign		8,128		8,577		6,974		7,735		9,778

Total loans(5)		201,235		212,492		221,028		193,766		207,077

Less: present value discount		(16)		(31)		(25)		(25)		(17)
Less: deferred origination costs (fees)		74		178		258		295		368
Less: allowance for credit losses		(4,718)		(3,759)		(3,565)		(3,337)		(2,609)

Total loans, net	￦	196,575	￦	208,880	￦	217,696	￦	190,699	￦	204,819

(1)

The amounts as of December 31, 2013 and 2014 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011 or 2010) were restated to retroactively apply such change.

(2)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.

(3)	Including loans made to banks and the Korean government and government-owned agencies.
(4)	Including loans made to banks.
(5)	Not including due from banks and other receivables.

Loan Concentrations

We limit our total exposure to any single borrower as required by Korean regulations and pursuant to our internal policies and determine this limit based on the borrower’s credit rating provided by our CREPIA system. We may adjust our limit if such limit would otherwise exceed the limit imposed by Korean regulations. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer or Major Shareholder.”

20 Largest Exposures by Borrower

As of December 31, 2014, our exposures to our 20 largest borrowers or issuers totaled ￦37,257 billion and accounted for 10.8% of our total exposures. The following table sets forth our total exposures to those borrowers or issuers as of that date:

	Loans														Amounts Classified as substandard or below(3)
Company (Credit Rating)(1)	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Collateral(2)
	(in billions of Won)
The Bank of Korea (AAA)	￦	2,950	￦	—	￦	—	￦	5,136	￦	—	￦	8,086	￦	—	￦	—
Korean Government(4)		—		—		—		7,879		—		7,879		—		—
Korea Land Housing Corporation (AAA)		2,188		—		—		2,039		—		4,227		—		—
Korea Development Bank (AAA)		—		—		—		2,290		—		2,290		—		—
Hyundai Heavy Industries (AA)		—		371		11		—		1,861		2,243		—		—
Korea Finance Corporation (AAA)		—		—		—		1,516		—		1,516		—		—
Samsung Heavy Industries (AA)		—		14		5		10		1,228		1,257		—		—
Industrial Bank of Korea (AAA)		730		—		—		338		—		1,068		—		—
Korea Deposit Insurance Corporation (AAA)		—		—		—		908		—		908		—		—
Daewoo International (A+)		1		562		—		—		303		866		—		—
Kookmin Bank (AAA)		569		—		—		261		—		830		130		—
Korea Railroad Corporation (AAA)		—		—		—		828		—		828		—		—
Daewoo Shipbuilding & Marine Engineering (AAA)		70		258		—		—		448		776		—		—
Hyosung (A+)		216		427		—		—		125		768		71		—
Samsung Electronics (AAA)		39		683		6		—		—		728		—		—
Small and Medium Business Corporation (AAA)		—		—		—		612		—		612		—		—
Sungdong Shipbuilding & Marine Engineering (D)		137		—		—		—		473		610		316		375
Kia Motors (AA)		286		284		—		—		25		595		—		9
SPP Shipbuilding (D)		60		45		—		—		486		591		274		406
Gajaewool New Town 4th District Housing Redevelopment Business Cooperative Association (BBB)		579		—		—		—		—		579		579		—

Total	￦	7,825	￦	2,644	￦	22	￦	21,817	￦	4,949	￦	37,257	￦	1,370	￦	790

(1)

Credit ratings from one of the following domestic credit rating agencies in Korea as of December 31, 2014: Korea Information Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings.

(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.
(4)	Credit rating is unavailable.

As of December 31, 2014, five of these top 20 borrowers or issuers were companies belonging to the 30 largest chaebols in Korea. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, financial difficulties of chaebols may have an adverse impact on us.”

Exposure to Chaebols

As of December 31, 2014, 7.2% of our total exposure was to the 30 largest chaebols in Korea. The following table shows, as of December 31, 2014, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans
Chaebol	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Total exposures		Collateral(1)		Amounts Classified as substandard or below(2)
	(in billions of Won)
Hyundai Heavy Industries	￦	176	￦	748	￦	11	￦	—	￦	2,531	￦	3,465	￦	9	￦	—
Samsung		181		1,123		15		123		1,931		3,373		30		—
Hyundai Motors		1,061		1,060		49		238		528		2,935		40		9
Doosan		737		126		—		—		436		1,299		60		—
SK		248		624		2		26		371		1,271		78		—
Hyosung		593		498		—		—		143		1,234		201		43
Hanhwa		826		106		2		6		195		1,135		239		—
Kumho Asiana Group		454		377		44		5		89		971		161		2
LG		481		357		4		—		77		920		6		—
Hanjin		482		125		2		38		261		908		558		—

Total	￦	5,239	￦	5,144	￦	129	￦	436	￦	6,562	￦	17,511	￦	1,382	￦	54

(1)	The value of collateral is appraised based on future cash flow and observable market price.
(2)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry

The following table shows, as of December 31, 2014, the aggregate balance of our domestic and foreign corporate loans by industry concentration and as a percentage of our total corporate lending:

	Aggregate corporate loan balance		Percentage of total corporate loan balance
	(in billions of Won)
Industry
Manufacturing	￦	38,537	31.7%
Retail and wholesale		16,212	13.3
Financial and insurance		15,582	12.8
Hotel, leisure or transportation		6,301	5.2
Construction		5,728	4.7
Government and government agencies		403	0.3
Other		38,983	32.0

Total	￦	121,746	100.0%

Maturity Analysis

The following table sets out, as of December 31, 2014, the scheduled maturities (time remaining until maturity) of our loan portfolio. The amounts disclosed in the following table are before deduction of allowance for credit losses and present value discount and do not reflect deferred origination costs:

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate(1)
Commercial and industrial	￦	62,538	￦	20,859	￦	6,013	￦	89,410
Lease financing		—		—		—		—
Trade financing		11,852		85		—		11,937
Other commercial		9,543		1,100		797		11,440

Total corporate		83,933		22,044		6,810		112,787
Consumer
General purpose household		14,374		4,253		6,443		25,070
Mortgage		5,201		6,223		17,564		28,988
Home equity		4,681		3,472		17,187		25,340

Total consumer		24,256		13,948		41,194		79,398
Credit cards		4,428		686		—		5,114

Total domestic		112,617		36,678		48,004		197,299
Foreign
Corporate(2)
Commercial and industrial		5,830		1,388		771		7,989
Lease financing		—		—		—		—
Trade financing		725		—		—		725
Other commercial		178		67		—		245

Total corporate		6,733		1,455		771		8,959
Consumer
Other consumer		47		146		626		819

Total foreign		6,780		1,601		1,397		9,778

Total loans	￦	119,397	￦	38,279	￦	49,401	￦	207,077

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.

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

Interest Rates

The following table shows, as of December 31, 2014, the total amount of our loans due after one year that have fixed interest rates and variable or adjustable interest rates:

	Domestic		Foreign		Total
	(in billions of Won)
Fixed rate(1)	￦	36,357	￦	125	￦	36,482
Variable or adjustable rates(2)		48,325		2,873		51,198

Total loans	￦	84,682	￦	2,998	￦	87,680

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Asset and Liability Management.”

Asset Quality of Loans

Except where we specify otherwise, all loan amounts stated below do not include amounts due from banks and other receivables and are prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs, and all corporate loan amounts stated below include loans made to the Korean government and government-owned agencies and banks.

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

Asset Classification	Characteristics

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

Loan classifications	Corporate(1)	Consumer	Credit card receivables(2)	Credit card loans(3)
Normal	0.85% or above	1% or above	1.1% or above	2.5% or above
Precautionary	7% or above	10% or above	40% or above	50% or above
Substandard	20% or above	20% or above	60% or above	65% or above
Doubtful	50% or above	55% or above	75% or above	75% or above
Estimated loss	100%	100%	100%	100%

(1)	Subject to certain exceptions pursuant to the Banking Industry Supervision Regulations of Korea.
(2)	Applicable for credit card receivables for general purchases of products or services.
(3)	Applicable for cash advances, card loans and revolving loan receivables.

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

Problem Loans and Past Due Accruing Loans

We do not identify or segregate non-accrual loans as a conceptual matter in our financial statements prepared in accordance with IFRS as issued by the IASB, as we continue to accrue interest on all impaired loans based on the rate of interest used to discount future cash flows for the purpose of measuring the impairment loss in accordance with the requirements of paragraph AG93 of IAS 39, Financial Instruments: Recognition and Measurement. However, we continue to monitor and manage our “problem loans” by generally placing loans on “problem loan” status when payments of interest and/or principal become past due by 90 days. In addition, the following types of loans are classified as problem loans by us even if such loans are not past due:

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

Foregone interest is the portion of the contractual interest due on problem loans that we have not accrued in our books. If we had not foregone interest on our problem loans, excluding discontinued operations, we would have recorded gross interest income of ￦151 billion, ￦213 billion and ￦218 billion, for 2012, 2013 and 2014, respectively, on loans accounted for as problem loans throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2012, 2013 and 2014, excluding discontinued operations, was ￦38 billion, ￦118 billion and ￦102 billion, respectively.

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

The following table shows, as of the dates indicated, the amount of loans that were problem loans and accruing loans which were past due 90 days or more:

	As of December 31,
	2010						2011						2012						2013(1)						2014
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
Loans classified as problem loans(2)
Corporate(3)	￦	2,831	￦	19	￦	2,850	￦	2,580	￦	132	￦	2,712	￦	3,002	￦	22	￦	3,024	￦	3,645	￦	23	￦	3,668	￦	2,458	￦	82	￦	2,540
Consumer (4)		1,081		—		1,081		417		—		417		587		1		588		539		—		539		503		6		509

Sub-total		3,912		19		3,931		2,997		132		3,129		3,589		23		3,612		4,184		23		4,207		2,961		88		3,049
Accruing loans which are contractually past due 90 days or more as to principal or interest(2)
Corporate(3)		184		3		187		26		10		36		11		—		11		—		—		—		2		—		2
Consumer		24		—		24		5		—		5		4		—		4		—		—		—		—		—		—

Sub-total		208		3		211		31		10		41		15		—		15		—		—		—		2		—		2

Total	￦	4,120	￦	22	￦	4,142	￦	3,028	￦	142	￦	3,170	￦	3,604	￦	23	￦	3,627	￦	4,184	￦	23	￦	4,207	￦	2,963	￦	88	￦	3,051

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.
(3)	Including loans made to banks and the Korean government and government-owned agencies.
(4)	Includes credit card balances of ￦1 billion, ￦23 billion, ￦19 billion, ￦18 billion and ￦36 billion as of December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

The following table shows the relevant amounts as of December 31, 2012 to be directly comparable to such amounts as of December 31, 2013 and 2014:

	As of December 31,
	2012				2013(1)		2014
	Continuing operations		Businesses to be disposed of
	(in billions of Won)
Problem loans	￦	2,547	￦	1,065	￦	4,207	￦	3,049
Potential problem loans		3,964		—		2,240		2,029
Non-performing loans		3,079		687		4,996		3,818

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated. In line with industry practice, we have restructured a portion of our delinquent credit card balances as loans.

	As of December 31, 2014
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	88,297	42.7%	￦	188	0.1%	￦	195	0.1%	￦	250	0.1%	￦	480	0.2%	￦	89,410	43.2%
Lease financing		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%
Trade financing		11,889	5.7%		9	0.0%		6	0.0%		14	0.0%		19	0.0%		11,937	5.7%
Other commercial		11,132	5.4%		9	0.0%		98	0.0%		107	0.1%		94	0.0%		11,440	5.5%

Total corporate		111,318	53.8%		206	0.1%		299	0.1%		371	0.2%		593	0.2%		112,787	54.4%
Consumer
General purpose household		24,624	11.9%		227	0.1%		44	0.0%		40	0.0%		135	0.1%		25,071	12.1%
Mortgages		28,706	13.9%		202	0.1%		31	0.0%		20	0.0%		29	0.0%		28,988	14.0%
Home equity		24,890	12.0%		230	0.1%		44	0.0%		40	0.0%		136	0.1%		25,339	12.2%

Total consumer		78,220	37.8%		659	0.3%		119	0.1%		100	0.0%		300	0.2%		79,398	38.3%
Credit cards		4,916	2.4%		113	0.1%		39	0.0%		46	0.0%		—	0.0%		5,114	2.5%

Total domestic		194,454	94.0%		978	0.5%		457	0.2%		517	0.2%		893	0.4%		197,299	95.3%
Foreign
Corporate(2)
Commercial and industrial		7,939	3.9%		23	0.0%		4	0.0%		4	0.0%		19	0.0%		7,989	3.9%
Lease financing		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%
Trade financing		721	0.3%		—	0.0%		1	0.0%		1	0.0%		2	0.0%		725	0.3%
Other commercial		245	0.1%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		245	0.1%

Total corporate		8,905	4.3%		23	0.0%		5	0.0%		5	0.0%		21	0.0%		8,959	4.3%
Consumer		801	0.4%		3	0.0%		3	0.0%		3	0.0%		9	0.0%		819	0.4%

Total foreign		9,706	4.7%		26	0.0%		8	0.0%		8	0.0%		30	0.0%		9,778	4.7%

Total loans(3)	￦	204,160	98.7%	￦	1,004	0.5%	￦	465	0.2%	￦	525	0.2%	￦	923	0.4%	￦	207,077	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2013(1)
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(2)
Commercial and industrial	￦	89,562	46.2%	￦	299	0.2%	￦	293	0.2%	￦	231	0.2%	￦	673	0.3%	￦	91,058	47.0%
Lease financing		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%
Trade financing		10,239	5.3%		12	0.0%		13	0.0%		11	0.0%		21	0.0%		10,296	5.3%
Other commercial		9,481	4.9%		27	0.0%		76	0.0%		69	0.0%		37	0.0%		9,690	4.9%

Total corporate		109,282	56.4%		338	0.2%		382	0.2%		311	0.2%		731	0.3%		111,044	57.3%
Consumer
General purpose household		24,570	12.7%		244	0.1%		54	0.0%		81	0.0%		145	0.1%		25,094	12.9%
Mortgages		19,759	10.2%		123	0.1%		20	0.0%		28	0.0%		22	0.0%		19,952	10.3%
Home equity		25,193	13.0%		251	0.2%		56	0.0%		83	0.0%		149	0.1%		25,732	13.2%

Total consumer		69,522	35.9%		618	0.4%		130	0.1%		192	0.1%		316	0.2%		70,778	36.6%
Credit cards		4,030	2.1%		103	0.1%		36	0.1%		40	0.0%		—	0.0%		4,209	2.2%

Total domestic		182,834	94.4%		1.059	0.5%		548	0.3%		543	0.3%		1,047	0.5%		186,031	96.0%
Foreign
Corporate(3)
Commercial and industrial		6,918	3.6%		6	0.0%		16	0.0%		15	0.0%		6	0.0%		6,961	3.6%
Lease financing		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%
Trade financing		319	0.2%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		319	0.2%
Other commercial		192	0.1%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		192	0.1%

Total corporate		7,429	3.9%		6	0.0%		16	0.0%		15	0.0%		6	0.0%		7,472	3.9%

Consumer		259	0.1%		1	0.0%		—	0.0%		1	0.0%		2	0.0%		263	0.1%

Total foreign		7,688	4.0%		7	0.0%		16	0.0%		16	0.0%		8	0.0%		7,735	4.0%

Total loans(4)	￦	190,522	98.3%	￦	1,066	0.6%	￦	564	0.3%	￦	559	0.3%	￦	1,055	0.5%	￦	193,766	100.0%

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Including loans made to banks and the Korean government and government-owned agencies.
(3)	Including loans made to banks.
(4)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

	As of December 31, 2012
	Normal			Past due by 1 month or less			Past due by 1-3 months			Past due by 3-6 months			Past due by more than 6 months			Total
	(in billions of Won, except percentages)
	Amount		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount past due		%	Amount		%
Domestic
Corporate(1)
Commercial and industrial	￦	102,912	46.6%	￦	434	0.2%	￦	571	0.3%	￦	458	0.2%	￦	673	0.3%	￦	105,048	47.6%
Lease financing		675	0.3%		14	0.0%		3	0.0%		3	0.0%		3	0.0%		698	0.3%
Trade financing		11,862	5.4%		19	0.0%		36	0.0%		27	0.0%		38	0.0%		11,982	5.4%
Other commercial		11,761	5.3%		18	0.0%		98	0.0%		87	0.0%		1,300	0.6%		13,264	6.0%

Total corporate		127,210	57.6%		485	0.2%		708	0.3%		575	0.3%		2,014	0.9%		130,992	59.3%
Consumer
General purpose household		31,048	14.0%		399	0.2%		83	0.0%		74	0.0%		120	0.1%		31,724	14.3%
Mortgages		16,219	7.3%		137	0.1%		19	0.0%		17	0.0%		17	0.0%		16,409	7.4%
Home equity		29,839	13.6%		359	0.2%		66	0.0%		57	0.0%		103	0.0%		30,424	13.7%

Total consumer		77,106	34.9%		895	0.4%		168	0.1%		148	0.1%		240	0.1%		78,557	35.4%
Credit cards		4,282	1.9%		135	0.1%		41	0.0%		45	0.0%		2	0.0%		4,505	2.0%

Total domestic		208,598	94.4%		1,515	0.7%		917	0.4%		768	0.3%		2,256	1.0%		214,054	96.8%
Foreign
Corporate(2)
Commercial and industrial		6,030	2.7%		2	0.0%		5	0.0%		4	0.0%		16	0.0%		6,057	2.7%
Lease financing		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		—	0.0%
Trade financing		141	0.1%		—	0.0%		—	0.0%		—	0.0%		—	0.0%		141	0.1%
Other commercial		505	0.2%		—	0.0%		—	0.0%		—	0.0%		18	0.0%		523	0.2%

Total corporate		6,676	3.0%		2	0.0%		5	0.0%		4	0.0%		34	0.0%		6,721	3.0%
Consumer		251	0.1%		—	0.0%		—	0.0%		—	0.0%		2	0.0%		253	0.2%

Total foreign		6,927	3.1%		2	0.0%		5	0.0%		4	0.0%		36	0.0%		6,974	3.2%

Total loans(3)	￦	215,525	97.5%	￦	1,517	0.7%	￦	922	0.4%	￦	772	0.3%	￦	2,292	1.0%	￦	221,028	100.0%

(1)	Including loans made to banks and the Korean government and government-owned agencies.
(2)	Including loans made to banks.
(3)	Not including due from banks and other receivables, and prior to deducting allowance for credit losses and present value discount or reflecting deferred origination costs.

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which we, together with the borrower and other creditors, restructure a borrower’s credit terms with a view to restoring its financial stability and viability. Previously, workouts were regulated under the prior Corporate Restructuring Promotion Act, which expired on December 31, 2013. In December 2013, the National Assembly of Korea adopted a new Corporate Restructuring Promotion Act, or the New Corporate Restructuring Promotion Act, which became effective on January 1, 2014. Workouts that had been initiated under the Corporate Restructuring Promotion Act are also governed by the New Corporate Restructuring Promotion Act effective from January 1, 2014. Under the New Corporate Restructuring Promotion Act, which is similar to the Corporate Restructuring Promotion Act, all creditor financial institutions of a financially troubled borrower are required to participate in a creditors’ committee which is authorized to prohibit such creditor financial institutions from exercising their rights against the borrower, commencing workout procedures or approving a reorganization plan prepared by the borrower. Any decision of the creditors’ committee requires the approval of creditor financial institutions holding not less than 75% of the total debt outstanding of a borrower. An additional approval of creditor financial institutions holding not less than 75% of the secured debt is required with respect to the borrower’s debt restructuring. Once approved, any decision made by the creditors’ committee is binding on all the creditor financial institutions of the borrower. Creditor financial institutions that voted against commencement of workout, debt restructuring or granting of new credit have the right to request the creditor financial institutions that voted in favor of such matters to purchase their claims at a mutually agreed price. In the event that the parties are not able to agree on the terms of purchase, a coordination committee consisting of experts would determine the terms. The creditor financial institutions that oppose a decision made by the coordination committee may request a court to change such decision. The New Corporate Restructuring Promotion Act is scheduled to expire on December 31, 2015.

Korean law also provides for corporate rehabilitation proceedings, which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. That restructuring plan is subject to court approval.

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2014, ￦1,368 billion, or 0.6%, of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦728 billion of loans to and debt securities of large corporate borrowers in workout, restructuring or rehabilitation and ￦640 billion of loans to and debt securities of small- and medium-sized enterprises in workout, restructuring or rehabilitation, which represented 0.3% and 0.3% of our total loans and debt securities, respectively. Our Corporate Restoration Department manages our workout, restructured and rehabilitated loans. Upon approval of a workout, restructuring or rehabilitation plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowance for credit losses.

The following table shows, as of December 31, 2014, our ten largest exposures that were in workout, restructuring or rehabilitation:

	Loans														Amounts Classified as Substandard or Below(3)		Allowance for Credit Loss
Company (Credit Rating)(1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities		Guarantees and Acceptances		Total Exposures		Collateral(2)
	(in billions of Won)
Kumho Industrial (B+)	￦	147	￦	—	￦	44	￦	—	￦	42	￦	233	￦	20	￦	—	￦	18
Dongja Project Finance (D)		120		—		—		—		—		120		—		—		16
Orient Ship Yard (D)		—		—		—		—		108		108		—		108		14
SsangYong Engineering & Construction Co., Ltd. (D)		15		—		21		—		56		92		17		25		1
Lake Hills Sunchon (D)		71		—		—		—		—		71		—		71		43
Dongmoon Construction Co., Ltd. (D)		69		—		—		—		—		69		38		31		9
Keangnam Enterprises, Ltd. (D)		38		—		5		—		22		65		25		38		29
Picity (D)		56		—		—		—		—		56		56		56		—
Jeil Construction Co., Ltd. (D)		54		—		—		—		—		54		28		26		3
Goyang County Club (D)		54		—		—		—		—		54		41		—		4

Total	￦	624	￦	—	￦	70	￦	—	￦	228	￦	922	￦	225	￦	355	￦	137

(1)	Credit rating as of December 31, 2014, from one of the following Korean credit agencies: Korea Information Service Inc., National Information & Credit Evaluation, Inc. or Korea Ratings.
(2)	The value of collateral is appraised based on future cash flow and observable market price.
(3)	Classification is based on the Financial Services Commission’s asset classification criteria.

Potential Problem Loans

As of December 31, 2014, we had ￦2,029 billion of corporate loans in respect of which we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. Potential problem loans are precautionary loans that we determine, through our internal loan review process, require close management due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business. The following table shows changes in our potential problem loans (excluding discontinued operations) between December 31, 2013 and 2014:

	Amount
	(in billions of Won)
Balance of potential problem loans at December 31, 2013	￦	2,240
Increase in the balance of potential problem loans to borrowers who became newly classified as borrowers with potential problem loans in 2014		1,285
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at December 31, 2013 and have non-performing loans outstanding at December 31, 2014		(260)
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at December 31, 2013 but no longer have any loans outstanding at December 31, 2014		(854)
Decrease in the balance of potential problem loans to borrowers to whom we had potential problem loans outstanding at December 31, 2013 but have loans outstanding classified as normal at December 31, 2014		(230)
Net decrease in the balance of potential problem loans to existing borrowers to whom we had potential problems loans outstanding at December 31, 2013		(152)

Balance at December 31, 2014	￦	2,029

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

	As of December 31,
	2010			2011			2012			2013(1)			2014
	(in billions of Won, except percentages)
Total non-performing loans	￦	6,550	(2)	￦	3,780	(3)	￦	3,766	(4)	￦	4,996	(5)	￦	3,818	(6)
As a percentage of total loans		3.25%			1.78%			1.70%			2.58%			1.84%

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Excludes ￦34 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(3)	Excludes ￦43 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(4)	Excludes ￦59 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(5)	Excludes ￦49 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(6)	Excludes ￦65 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

The above amounts do not include loans classified as substandard or below that we sold to Korea Asset Management Corporation, or KAMCO, United Asset Management Corp., or UAMCO, or to certain structured companies. See “—Sales of Non-Performing Loans.”

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

The following table sets forth, as of the dates indicated, our total non-performing loans by type of loan:

	As of December 31,
	2010			2011			2012			2013(1)			2014
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	5,317	81.2%		￦2,846	75.3%	￦	2,652	70.4%	￦	3,783	75.7%	￦	2,751	72.1%
Lease financing		3	0.1		6	0.1		6	0.2		—	—		—	—
Trade financing		245	3.7		98	2.6		183	4.9		343	6.9		160	4.2
Other commercial		526	8.0		281	7.4		377	10.0		313	6.3		300	7.8

Total corporate		6,091	93.0		3,231	85.4		3,218	85.5		4,439	88.9		3,211	84.1
Consumer
General purpose household(2)		294	4.4		378	10.0		411	10.9		418	8.4		426	11.1
Mortgage		12	0.2		18	0.5		26	0.7		33	0.6		45	1.2

Total consumer		306	4.6		396	10.5		437	11.6		451	9.0		471	12.3
Credit cards		51	0.8		63	1.7		65	1.7		56	1.1		65	1.7

Total domestic		6,448	98.4		3,690	97.6		3,720	98.8		4,946	99.0		3,747	98.1
Foreign
Corporate
Commercial and industrial		65	1.0		90	2.4		42	1.1		47	0.9		51	1.3
Lease financing		—	—		—	—		—	—		—	—		—	—
Trade financing		—	—		—	—		—	—		—	—		3	0.1
Other commercial		—	—		—	—		—	—		—	—		—	—

Total corporate		65	1.0		90	2.4		42	1.1		47	0.9		54	1.4
Consumer		37	0.6		—	—		4	0.1		3	0.1		17	0.4

Total foreign		102	1.6		90	2.4		46	1.2		50	1.0		71	1.0

Total non- performing loans	￦	6,550	100.0%	￦	3,780	100.0%	￦	3,766	100.0%	￦	4,996	100.0%	￦	3,818	100.0%

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)	Includes home equity loans.

The following table presents an analysis of the changes in our non-performing loans for 2014 (excluding discontinued operations):

	2014
	(in billions of Won)
Non-performing loans as of January 1, 2014	￦	4,996
Additions to non-performing loans
Loans transferred into non-performing loans		3,104
Reductions in non-performing loans
Loans transferred to the held-for-sale investment portfolio		—
Loans sold		(816)
Loans modified and returned to performing loans		(914)
Loans paid down or paid off		(1,110)
Loans charged-off		(1,442)
Others		—

Total net additions to non-performing loans		(1,178)

Total non-performing loans as of December 31, 2014	￦	3,818

Top 20 Non-Performing Loans.  As of December 31, 2014, our 20 largest non-performing loans accounted for 51.9% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans:

	Gross principal outstanding		Allowance for credit losses		Collateral(1)		Industry
	(in billions of Won)
Borrower A	￦	373	￦	188	￦	—	Shipbuilding
Borrower B		303		206		214	Shipbuilding
Borrower C		212		106		145	Shipbuilding
Borrower D		184		89		184	Construction
Borrower E		121		59		30	Manufacturing
Borrower F		71		43		—	Real estate
Borrower G		67		2		4	Construction
Borrower H		65		3		—	Financial and insurance
Borrower I		61		14		—	Financial and insurance
Borrower J		57		4		57	Manufacturing
Borrower K		56		—		56	Real estate
Borrower L		53		53		—	Shipbuilding
Borrower M		48		5		48	Manufacturing
Borrower N		48		4		45	Retail and wholesale
Borrower O		48		16		—	Real estate
Borrower P		45		29		45	Financial and insurance
Borrower Q		43		12		—	Construction
Borrower R		43		7		—	Construction
Borrower S		42		—		—	Construction
Borrower T		40		28		—	Shipbuilding

Total	￦	1,980	￦	868	￦	828

(1)	The value of collateral is appraised based on future cash flow and observable market price.

Non-Performing Loans and Impaired Loans

The term “non-performing loan” is used for our asset quality management in accordance with the Banking Industry Supervision Regulations of Korea, whereas the term “impaired loan” is used for financial reporting purposes based on our internal accounting policies in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

Major differences between non-performing loans and impaired loans are as follows:

Item	Non-performing loans	Impaired loans
Relevant regulation or accounting principle	Banking Industry Supervision Regulations of Korea (loans classified as “substandard,” “doubtful” or “estimated loss”)	Our internal policy based on IAS 39

Scope	Loans	Loans and receivables (including due from banks and other receivables)

Purchased impaired loans	Not included	Included

Loans classified as “precautionary” based on the Financial Services Commission’s asset classification criteria	Not included	Loans classified as “precautionary,” for which the borrower has a capital deficit or its auditor’s opinion on its financial statements is modified or qualified, are included

The following table shows the amounts of impaired loans and non-performing loans as of December 31, 2012 to be directly comparable to such amounts as of December 31, 2013 and 2014:

	As of December 31,
	2012				2013(1)		2014
	Continuing operations		Businesses to be disposed of
	(in billions of Won)
Impaired loans	￦	5,554	￦	2,215	￦	5,517	￦	4,742
Precautionary loans meeting the definition of impaired loans(2)		1,989		—		169		300
Others		3,565		2,215		5,348		4,442
Non-performing loans		3,079		687		4,996		3,818

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(2)

Includes loans that are individually significant where the borrower has a capital deficit or its external auditor has expressed a qualified opinion or disclaimed its opinion on the borrower’s financial statements.

Non-Performing Loan Strategy

One of our goals is to improve our asset quality, in part by reducing our non-performing loans. We have standardized our credit risk management systems to reduce our risks relating to future non-performing loans. Our credit rating systems are designed to prevent the extension of new loans to high-risk borrowers as determined by their credit rating. Our credit monitoring systems are designed to bring any sudden increase in a borrower’s credit risk to our attention to enable close monitoring of such loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

Our Credit Management and Collection Department and the Corporate Restoration Department generally oversee the process for resolving non-performing loans transferred to them by other business units. We believe that by centralizing the management of our non-performing loans, we can become more effective in dealing with the issues relating to these loans by pooling institutional knowledge and creating a more specialized workforce.

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

Foreclosure and Collateral.  We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2012, 2013 and 2014, excluding discontinued operations, we foreclosed on collateral we obtained with respect to loan balances representing approximately 0.5%, 0.4% and 0.3%, respectively, of our average interest-bearing loan balances in each of those periods.

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

The following table sets forth information regarding our sales of loans for the periods indicated:

	Year Ended December 31,
	2012(1)						2013(1)						2014(1)
Purchaser	Net Carrying Amount(2)		Sale Price		Gain (Loss)		Net Carrying Amount(2)		Sale Price		Gain (Loss)		Net Carrying Amount(2)		Sale Price		Gain (Loss)
	(in billions of Won)
KAMCO	￦	—	￦	—	￦	—	￦	26	￦	26	￦	—	￦	—	￦	—	￦	—
Structured companies		518		462		(56)		249		257		8		296		309		13
UAMCO(3)		303		248		(55)		305		338		33		212		269		57
Others		13		103		90		—		1		1		136		151		15

Total	￦	834	￦	813	￦	(21)	￦	580	￦	622	￦	42	￦	644	￦	729	￦	85

(1)	The amounts for the years ended December 31, 2012, 2013 and 2014 reflect the classification of certain former subsidiaries as discontinued operations.
(2)	Net carrying amount represents the net value of non-performing loans after deduction of allowance for credit losses on such basis.
(3)	For the year ended December 31, 2012, includes sales to the private equity fund for which UAMCO serves as the general partner. See “—United Asset Management Corp.”

Korea Asset Management Corporation.  The Korean government has authorized KAMCO to purchase certain assets (primarily loans classified as substandard or below) from Korean financial institutions at discounted prices. In addition, from March 2009 to December 2014, the Korean government provided support to financial institutions and companies in the project finance industry by purchasing, through KAMCO, up to ￦4.7 trillion of project finance loans designated by the Financial Supervisory Service as “endangered.”

We derecognized all of the non-performing loans that had been transferred to KAMCO in 2012, 2013 and 2014, as we transferred substantially all of the risks and rewards of the non-performing loans to KAMCO in accordance with IAS 39, Financial Instruments—Recognition and Measurement. Before 2010, however, we had entered into sales of loans subject to repurchase requirements, contingent put options as well as post-settlement obligations, which were derecognized under Korean generally accepted accounting principles before the adoption of IFRS in 2010. In accordance with the transition exemptions under IFRS 1, we did not reassess the derecognition criteria for these transactions at the time of transition.

As of December 31, 2014, ￦709 million (based on the initial sale price) of previously sold loans were subject to such repurchase obligations, contingent put options or post-settlement obligations, all of which had been derecognized under Korean generally accepted accounting principles.

United Asset Management Corp.  United Asset Management Corp., or UAMCO, was established in late 2009 in the wake of the global financial crisis by six major commercial banks in Korea, including us, to purchase, sell and securitize non-performing loans and to engage in corporate restructuring activities, among other things. We have committed to contribute ￦150 billion of capital to UAMCO, of which ￦73 billion has been contributed to date, and have also provided a credit line of ￦67 billion to UAMCO, under which no amounts have been drawn down to date. We and another bank each hold a 15% equity interest in UAMCO, while four other banks each hold a 17.5% equity interest. The other banks have also provided credit lines to UAMCO pro rata to their ownership interests. Therefore, we have neither control nor significant influence over UAMCO.

Pursuant to a memorandum of understanding among the Financial Supervisory Service and seven banks, including us, a private equity fund was established in June 2011 to acquire approximately ￦1.2 trillion of non-performing bank loans to construction companies in workout, restructuring or rehabilitation. The general partner of the fund is UAMCO and the limited partners consist of the seven banks and other investors. The fund purchases non-performing bank loans at market price and the funds required to purchase such loans are contributed or lent by the same banks that sell such loans to the fund. In June 2011, we agreed to make a capital commitment of ￦148 billion and provide a ￦109 billion revolving loan facility to the fund. From June to December 2011, we contributed the entire amount of our capital commitment to the fund in connection with its purchase of ￦443 billion of non-performing loans from us. In 2012, we made an additional capital contribution of ￦44 billion to the fund in connection with its purchase of ￦44 billion of non-performing loans from us. We have determined that we have significant influence over the private equity fund.

Under the terms of our sale of loans to UAMCO and the private equity fund, we are not required to repurchase any such loans, provide post-sale price adjustments or otherwise continue to be involved with such loans subsequent to their sale in any material respect. In addition, UAMCO and the private equity fund have the practical ability to sell non-performing loans in their entirety to unrelated third parties and are able to exercise such ability unilaterally without the need to impose additional restrictions, notwithstanding our ownership interest. Therefore, we believe we have not retained control over the transferred assets, and non-performing loans sold to UAMCO in 2012, 2013 and 2014 were derecognized in accordance with IAS 39, Financial Instruments—Recognition and Measurement.

Structured companies.  We transfer non-performing loans to structured companies, over the significant operations of which we do not have control. Most of the structured companies are investment funds that specialize in acquiring non-performing loans from Korean financial institutions, including us. In addition, we have not provided any financial guarantees or credit facilities nor invested in any such investment funds. As such, we believe that we have transferred substantially all of the risks and rewards of the relevant non-performing loans to the structured companies and have derecognized all non-performing loans that were transferred to structured companies in 2012, 2013 and 2014.

Others.  In addition to sales of loans to KAMCO, UAMCO and various structured companies, we sell non-performing loans to various private investment companies. Pursuant to the terms of such sales to private investment companies, we are not required to repurchase any such loans, provide post-sale price adjustments or otherwise continue to be involved with such loans subsequent to their sale in any material respect.

Allocation and Analysis of Allowances for Credit Losses

The following table presents, as of the dates indicated, the allocation of our allowances for credit losses by loan type:

	As of December 31,
	2010			2011			2012(1)			2013(1)(2)			2014(1)
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	3,459	73.3%	￦	2,690	71.6%	￦	2,543	72.6%	￦	2,336	69.9%	￦	1,781	68.3%
Lease financing		5	0.1		5	0.1		4	0.1		—	—		—	—
Trade financing		268	5.7		187	5.0		205	5.8		313	9.4		151	5.8
Other commercial		479	10.1		348	9.3		298	7.0		229	6.9		157	6.0

Total corporate		4,211	89.2		3,230	86.0		3,050	85.5		2,878	86.2		2,089	80.1
Consumer
General purpose household(3)		208	4.4		249	6.6		307	8.6		284	8.5		301	11.5
Mortgage		5	0.1		8	0.2		20	0.6		15	0.4		19	0.7

Total consumer		213	4.5		257	6.8		327	9.2		299	8.9		320	12.2
Credit cards		126	2.7		132	3.5		128	3.6		106	3.2		129	4.9

Total domestic		4,550	96.4		3,619	96.3		3,505	98.3		3,283	98.3		2,538	97.2
Foreign
Corporate
Commercial and industrial		150	3.2		139	3.7		57	1.6		53	1.7		56	2.2
Lease financing		—	—		—	—		—	—		—	—		—	—
Trade financing		—	—		—	—		1	0.0		1	0.0		4	0.2
Other commercial		—	—		1	0.0		2	0.1		—	—		—	—

Total corporate		150	3.2		140	3.7		60	1.7		54	1.7		60	2.4
Consumer		18	0.4		—	—		—	—		—	—		11	0.4

Total foreign		168	3.6		140	3.7		60	1.7		54	1.7		71	2.8

Total allowance for credit losses	￦	4,718	100.0%	￦	3,759	100.0%	￦	3,565	100.0%	￦	3,337	100.0%	￦	2,609	100.0%

(1)

The amounts as of December 31, 2013 and 2014 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts as of December 31, 2012 (but not as of December 31, 2011 or 2010) were restated to retroactively apply such change.

(2)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.
(3)	Includes home equity loans.

The following table presents an analysis of the changes in our allowances for credit losses for each of the years indicated, in each case including discontinued operations:

	Year ended December 31,
	2010		2011		2012(1)		2013(1)		2014(1)
	(in billions of Won)
Balance at the beginning of the period	￦	3,508	￦	4,718	￦	3,759	￦	3,565	￦	3,337
Bad debt expenses for the period		3,025		2,085		2,107		2,557		1,076
Increase on repurchases of non-performing loans		10		4		—		—		—
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(1,031)		(1,577)		(1,545)		(1,462)		(1,037)
Lease financing		(5)		(4)		(10)		—		—
Trade financing		(100)		(238)		(108)		(108)		(62)
Other commercial		(63)		(304)		(117)		(47)		(68)

Total corporate		(1,199)		(2,123)		(1,780)		(1,617)		(1,167)
Consumer
General purpose household(2)		(86)		(75)		(188)		(179)		(113)
Mortgage		(20)		(14)		(2)		(1)		(2)

Total consumer		(106)		(89)		(190)		(180)		(115)
Credit cards		(140)		(142)		(186)		(172)		(163)
Total domestic		(1,445)		(2,354)		(2,156)		(1,969)		(1,445)
Foreign		(61)		(15)		(60)		(8)		(7)
Allowances relating to loans sold		(268)		(538)		(163)		(161)		(150)

Total gross charge-offs		(1,774)		(2,907)		(2,379)		(2,138)		(1,602)
Recoveries:
Domestic
Corporate
Commercial and industrial		65		33		152		140		53
Lease financing		1		1		1		—		—
Trade financing		10		10		17		14		6
Other commercial		9		10		14		13		6

Total corporate		85		54		184		167		65
Consumer
General purpose household(3)		11		8		46		34		6
Mortgage		1		9		8		8		3

Total consumer		12		17		54		42		9
Credit cards		65		33		34		26		28

Total domestic		162		104		272		235		102
Foreign		7		—		3		1		1

Total recoveries		169		104		275		236		103

Net charge-offs		(1,605)		(2,803)		(2,104)		(1,902)		(1,499)
Foreign exchange translation effects		(2)		34		(2)		(1)		1
Others(2)		(218)		(279)		(195)		(225)		(306)
Adjustment from discontinued operations		—		—		—		(657)		—

Balance at the end of the period	￦	4,718	￦	3,759	￦	3,565	￦	3,337	￦	2,609

Ratio of net charge-offs during the period to average loans outstanding during the period		0.8%		1.3%		1.2%		1.0%		0.8%

(1)

The amounts for 2013 and 2014 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which became effective beginning in 2013. Pursuant to IFRS 10, corresponding amounts for 2012 (but not for 2011 or 2010) were restated to retroactively apply such change.

(2)	Includes home equity loans.
(3)	Includes unwinding of discount.

Loan Charge-Offs

The credit approval process we have implemented includes assessing credit risk before extending loans and monitoring outstanding loans, in order to minimize loans that must be charged off. To the extent charge-offs are required, we follow charge-off policies aimed at maximizing accounting transparency, minimizing any waste of resources in managing loans which have a low probability of being collected and reducing our non-performing loan ratio.

Loans To Be Charged Off.  We charge off loans that are deemed to be uncollectible by virtue of their falling under any of the following categories:

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

Procedure for Charge-off Approval.  In order to charge off corporate loans, an application for a charge-off must be submitted by a branch to the Credit Management and Collection Department promptly and, in any event, within one month after the corporate loan is classified as estimated loss. The department evaluates and approves the application. Then, we must seek an approval from the Financial Supervisory Service for our charge-offs, which is typically granted. At the same time, we refer the approval of the charge-off by the Credit Management and Collection Department to our Audit Committee for its review to ensure compliance with our internal procedures for charge-offs, which include consultations with the branch submitting the charge-off application. Once we receive approval from the Financial Supervisory Service, we must also obtain approval from our senior management to charge off those loans.

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured debt and two-thirds of the outstanding secured debt, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding ￦500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit. The aggregate amount of our loans which became subject to such individual work-out programs in 2014 was ￦11 billion. In 2014, we recovered ￦3 billion with respect to our loans subject to such individual work-out programs.

In April 2006, the Korean Debtor Recovery and Bankruptcy Law took effect and replaced the Individual Debtor Rehabilitation Law. Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ￦500 million of unsecured debt and/or ￦1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors. The aggregate amount of our loans which became subject to such court-supervised debt restructuring in 2014 was ￦116 billion. In 2014, we recovered ￦26 billion with respect to our loans subject to such court-supervised debt restructuring.

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

In March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following successive extensions by the Korean government, is expected to continue indefinitely. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided for retail borrowers with total loans of less than ￦1.5 billion (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days. The aggregate amount of our loans which became subject to the pre-workout program in 2014 was ￦24 billion. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

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

Over 4,000 Korean financial institutions and private lenders, including us, signed a memorandum of understanding with the National Happiness Fund to sell eligible loans to the fund. The price and volume of such loans to be sold were subject to further negotiations between the National Happiness Fund and such financial institutions and lenders. The National Happiness Fund accepted applications from individual borrowers to participate in such relief programs until October 2013, or January 2014 for individual borrowers of student loans from the Korea Student Aid Foundation. In 2014, we sold ￦73 billion in aggregate principal amount of loans to the National Happiness Fund for an aggregate sale price of ￦3.5 billion.

Securities Investment Portfolio

Investment Policy

We invest in and trade Won-denominated securities and, to a lesser extent, foreign currency-denominated securities for our own account to:

•	maintain asset stability and diversification;

•	maintain adequate sources of back-up liquidity to match funding requirements; and

•	supplement income from core lending activities.

In making securities investments, we take into account a number of factors, including external broker analyses and internal assessments of macroeconomic trends, industry analysis, credit evaluation and trading history in determining whether to make a particular investment.

Our investments in debt securities include primarily bonds issued by government-related entities, as well as corporate bonds that have been guaranteed by banks (other than merchant banks), government-related funds or privately capitalized funds that we consider to have a low credit risk.

Our securities investments are subject to various regulations, including limitations prescribed under the Bank Act. Under these regulations, we must limit our investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and Korean government bonds) to 100% of the sum of our total Tier I and Tier II capital amount (less any capital deductions). We are also generally prohibited from acquiring more than 15% of the shares with voting rights issued by any other corporation. We and our trust accounts are prohibited from acquiring the shares of any of our “major shareholders,” as defined in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer or Major Shareholder,” in excess of an amount determined by the Enforcement Decree of the Bank Act within a maximum limit of 1% of the sum of our Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity” and “—Restrictions on Shareholdings in Other Companies.”

Our investments in foreign currencies are subject to certain limits and restrictions specified in our internal guidelines relating to country exposure, a single issuer and type of security exposure, and total investments by individual business units.

Book Value and Fair Value

The following table sets out the book value and fair value of securities in our portfolio as of the dates indicated:

	As of December 31,
	2012				2013(1)				2014
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Financial assets at fair value through profit and loss
Financial assets held for trading
Equity securities	￦	706	￦	706	￦	196	￦	196	￦	100	￦	100
Beneficiary certificates		755		755		167		167		48		48
CMA securities		1,937		1,937		201		201		32		32
Others		2,376		2,376		33		33		15		15
Debt securities
Korean treasury and government agencies		2,405		2,405		574		574		669		669
Financial institutions		4,378		4,378		1,019		1,019		927		927
Corporate		5,998		5,998		409		409		621		621
Commercial paper		3,161		3,161		—		—		—		—

Total—Financial assets held for trading	￦	21,716	￦	21,716	￦	2,599	￦	2,599	￦	2,412	￦	2,412

Financial assets designated at FVTPL
Equity-linked securities	￦	651	￦	651	￦	—	￦	—	￦	6	￦	6
Asset backed securities		385		385		—		—		—		—
Debt securities		5		5		3		3		—		—
Equity securities		12		12		11		11		11		11
Structured deposit		11		11		—		—		—		—

Total—Financial assets designated at FVTPL	￦	1,064	￦	1,064	￦	14	￦	14	￦	17	￦	17

Available-for-sale financial assets
Equity securities	￦	2,185	￦	2,185	￦	1,616	￦	1,616	￦	1,421	￦	1,421
Beneficiary certificates		2,854		2,854		3,065		3,065		3,453		3,453
Others		202		202		275		275		750		750
Debt securities
Korean treasury and government agencies		2,681		2,681		2,681		2,681		3,172		3,172
Financial institutions		6,050		6,050		6,512		6,512		6,731		6,731
Corporate		4,321		4,321		2,434		2,434		2,827		2,827
Asset backed securities		383		383		273		273		158		158
Foreign currency bonds		213		213		229		229		299		299

Total—Available-for-sale financial assets	￦	18,889	￦	18,889	￦	17,085	￦	17,085	￦	18,811	￦	18,811

	As of December 31,
	2012				2013(1)				2014
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Held-to-maturity financial assets
Debt securities
Korean treasury and government agencies	￦	7,665	￦	7,835	￦	4,729	￦	4,770	￦	4,128	￦	4,211
Financial institutions		3,621		3,646		2,156		2,163		4,390		4,427
Corporate		7,352		7,485		5,131		5,190		4,470		4,573
Foreign government bonds		36		36		23		23		56		56
Securities loaned		11		11		—		—		—		—

Total—Held-to-maturity	￦	18,685	￦	19,013	￦	12,039	￦	12,146	￦	13,044	￦	13,267

Total securities	￦	60,354	￦	60,682	￦	31,737	￦	31,844	￦	34,284	￦	34,507

(1)	The amounts as of December 31, 2013 exclude certain former subsidiaries classified as a disposal group held for distribution or sale.

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2014:

	As of December 31, 2014
	Within 1 year			Over 1 but Within 5 years			Over 5 but Within 10 years			Over 10 years			Total
	(in billions of Won, except percentages)
	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)	Amount		Weighted Average Yield(1)
Financial assets at fair value through profit or loss:
Financial assets held for trading
Korean treasury and government agencies	￦	5	2.98%	￦	607	3.02%	￦	57	3.04%	￦	—	—%	￦	669	3.02%
Financial institutions		506	2.99		421	2.67		—	—		—	—		927	2.84
Corporate		343	4.39		267	3.38		11	4.03		—	—		621	3.95

Total	￦	854	3.55%	￦	1,295	2.98%	￦	68	3.20%	￦	—	—%	￦	2,217	3.21%

Available-for-sale financial assets
Korean treasury and government agencies	￦	723	3.09%	￦	1,987	3.07%	￦	410	3.33%	￦	52	3.32%	￦	3,127	3.11%
Financial institutions		2,766	2.77		3,924	2.71		41	2.84		—	—		6,731	2.74
Corporate		1,087	3.55		1,596	3.31		140	3.08		4	3.09		2,827	3.39
Asset backed securities		85	6.04		0	0		73	8.00		—	—		158	6.94
Foreign currency bonds		80	4.79		171	2.83		19	10.98		29	5.86		299	4.17

Total	￦	4,741	3.09%	￦	7,678	2.93%	￦	683	3.96%	￦	85	4.19%	￦	13,187	3.05%

Held-to-maturity financial assets
Korean treasury and government agencies	￦	1,306	4.00%	￦	2,765	3.28%	￦	57	4.93%	￦	—	—%	￦	4,128	3.53%
Financial institutions		2,517	2.64		1,873	3.10		—	—		—	—		4,390	2.84
Corporate		651	4.04		3,533	3.66		42	4.59		244	3.90		4,470	3.74
Foreign currency bonds		20	6.61		10	3.29		12	3.93		14	6.63		56	5.44

Total	￦	4,494	3.26%	￦	8,181	3.40%	￦	111	4.69%	￦	258	4.05%	￦	13,044	3.38%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity financial assets and the fair value in the case of available-for-sale financial assets and financial assets at fair value through profit or loss).

Risk Concentrations

As of December 31, 2014, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our owners’ equity at such date. As of December 31, 2014, our owners’ equity was ￦17,983 billion.

	As of December 31, 2014
	Book Value		Market Value
	(in billions of Won)
Name of issuer:
Korean government	￦	7,879	￦	7,962
The Bank of Korea		5,136		5,140
Korea Land & Housing Corporation		2,039		2,070
The Korea Development Bank		2,290		2,300

Total	￦	17,344	￦	17,472

The Bank of Korea, Korea Land & Housing Corporation and the Korea Development Bank are Korean government entities.

Funding

We fund our lending and other activities using various sources, both domestic and foreign. Our primary funding strategy is to maintain stable and low-cost funding. We have in the past achieved this in part by increasing the average balances of low-cost customer deposits, in particular demand deposits and savings deposits.

Customer deposits are our principal funding source. Customer deposits accounted for 76.7% of our total funding as of December 31, 2012, 81.3% of our total funding (excluding discontinued operations) as of December 31, 2013, and 80.7% of our total funding as of December 31, 2014.

We also acquire funding through the following sources:

•	long-term debt, including the issuance of senior and subordinated debentures and borrowings from government-affiliated funds and entities and other financial institutions;

•	short-term borrowings, including borrowings from our trust accounts and from the Bank of Korea, and call money; and

•	the issuance of hybrid securities, including bond-type hybrid securities.

As of December 31, 2014, approximately 87.5% of our total funding was denominated in Won.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. See “Item 3D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” The following table shows the average balances of our deposits and the average costs of our deposits for the periods indicated:

	For the year ended December 31,
	2012(1)			2013(1)			2014(1)
	Average Balance(2)		Average Cost	Average Balance(2)		Average Cost	Average Balance(2)		Average Cost
	(in billions of Won, except percentages)
Demand deposits	￦	9,641	0.28%	￦	9,397	0.40%	￦	9,312	0.45%
Time deposits and savings deposits		138,660	2.97		140,981	2.39		153,789	2.07
Certificates of deposit		694	3.46		2,316	2.81		1,984	2.72
Other deposits(3)		18,131	1.85		14,243	1.25		14,386	1.15

Average total deposits	￦	167,126	2.70%	￦	166,937	2.19%	￦	179,471	1.92%

(1)	The amounts for the years ended December 31, 2012, 2013 and 2014 reflect the classification of certain former subsidiaries as discontinued operations.
(2)	Average balances are based on daily balances for us and on quarterly balances for all of our subsidiaries and our structured companies.
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

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2014, the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had fixed maturities in excess of ￦100 million:

	As of December 31, 2014
	Certificates of Deposit		Other Time Deposits		Mutual Installment Deposits		Total
	(in billions of Won)
Maturing within three months	￦	536	￦	23,367	￦	—	￦	23,903
After three but within six months		41		17,196		—		17,237
After six but within 12 months		120		33,853		—		33,973
After 12 months		5		4,749		—		4,754

Total	￦	702	￦	79,165	￦	—	￦	79,867

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt, which consist of debentures and borrowings with original maturities exceeding one year, as of December 31, 2014 was as follows:

	Amount
	(in billions of Won)
Due in 2015	￦	13,700
Due in 2016		7,932
Due in 2017		3,706
Due in 2018		1,918
Due in 2019		1,171
Thereafter		5,033

Gross long-term debt		33,460
Less: discount		(69)

Total long-term debt, net	￦	33,391

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less:

	As of and for the year ended December 31,
	2012		2013(1)		2014
	(in billions of Won, except percentages)
Call money
Year-end balance	￦	5,784	￦	4,872	￦	1,772
Average balance(2)		3,486		1,570		2,117
Maximum balance		5,784		3,967		4,975
Average interest rate(3)		1.60%		0.8%		1.4%
Year-end interest rate		0.05~4.35%		0.30~3.00%		0.26~3.90%
Borrowings from the Bank of Korea(4)
Year-end balance	￦	958	￦	514	￦	803
Average balance(2)		923		693		587
Maximum balance		1,089		824		806
Average interest rate(3)		1.30%		1.00%		0.90%
Year-end interest rate		1.50%		0.57~2.42%		0.50~1.00%
Other short-term borrowings (5)
Year-end balance	￦	18,191	￦	5,337	￦	7,059
Average balance(2)		18,080		5,204		6,397
Maximum balance		19,808		6,420		7,415
Average interest rate(3)		1.56%		1.63%		1.61%
Year-end interest rate		0.55~8.72%		0.59~2.84%		0.40~4.12%

(1)	The amounts as of and for the year ended December 31, 2013 reflect the classification of certain former subsidiaries as discontinued operations.
(2)	Average balances are based on daily balances for us and on quarterly balances for all of our subsidiaries and our structured companies.
(3)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(4)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(5)

Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings in domestic and foreign currency, short-term secured borrowings and foreign currency debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured.

Supervision and Regulation

Principal Regulations Applicable to Banks

General

The banking system in Korea is governed by the Bank Act of 1950, as amended and the Bank of Korea Act of 1950, as amended. In addition, Korean banks are subject to the regulations and supervision of the Bank of Korea, the Monetary Policy Committee of the Bank of Korea, the Financial Services Commission and its executive body, the Financial Supervisory Service.

The Bank of Korea, established in June 1950 under the Bank of Korea Act, performs the customary functions of a central bank. It seeks to contribute to the sound development of the national economy by price stabilization through establishing and implementing efficient monetary and credit policies. The Bank of Korea acts under instructions of the Monetary Policy Committee, the supreme policy-making body of the Bank of Korea.

Under the Bank of Korea Act, the Monetary Policy Committee’s primary responsibilities are to formulate monetary and credit policies and to determine the operations, management and administration of the Bank of Korea.

The Financial Services Commission, established on April 1, 1998, regulates commercial banks pursuant to the Bank Act, including establishing guidelines on capital adequacy of commercial banks, and promulgates regulations relating to supervision of banks. Furthermore, the Financial Services Commission regulates market entry into the banking business.

The Financial Supervisory Service was established on January 2, 1999 as a unified body of the former Bank Supervisory Authority (the successor to the Office of Bank Supervision), the Securities Supervisory Board, the Insurance Supervisory Board and the Credit Management Fund. The Financial Supervisory Service is subject to the instructions and directives of the Financial Services Commission and carries out supervision and examination of commercial banks. In particular, the Financial Supervisory Service sets requirements both for the prudent control of liquidity and for capital adequacy and establishes reporting requirements pursuant to the authority delegated to it under the Financial Services Commission regulations, pursuant to which banks are required to submit annual reports on financial performance and shareholdings, regular reports on management strategy and non-performing loans, including write-offs, and management of problem companies and plans for the settlement of bad loans.

Under the Bank Act, approval to commence a commercial banking business or a long-term financing business must be obtained from the Financial Services Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of demand deposits for a period not exceeding one year or subject to the limitation established by the Financial Services Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of time deposits with maturities of at least one year, or the issuance of debentures or other bonds. A bank wishing to enter into any business other than commercial banking and long-term financing businesses, such as the trust business, must obtain approval from the Financial Services Commission. Approval to merge with any other banking institution, to liquidate, to spin off, to close a banking business or to transfer all or a part of a business must also be obtained from the Financial Services Commission.

If the Financial Services Commission deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the Financial Services Commission may order:

•	Admonitions or warnings with respect to its officers;

•	capital increases or reductions;

•	assignments of contractual rights and obligations relating to financial transactions;

•	a suspension of performance by its officers of their duties and the appointment of receivers;

•	disposals of property holdings or closures of subsidiaries or branch offices or downsizing;

•	stock cancellations or consolidations;

•	mergers with other financial institutions;

•	acquisition of such bank by a third party; or

•	suspensions of a part or all of its business operations.

Capital Adequacy

The Bank Act requires nationwide banks, such as us, to maintain a minimum paid-in capital of ￦100 billion and regional banks to maintain a minimum paid-in capital of ￦25 billion. All banks, including foreign bank branches in Korea, are also required to maintain a prescribed solvency position. A bank must also set aside in its legal reserve an amount equal to at least 10% of the net income after tax each time it pays dividends on net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

Under the Detailed Regulation on the Supervision of Banking Business, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of (i) Tier I common equity capital, including paid-in capital, capital surplus and retained earnings related to common equity and accumulated other comprehensive gains and losses, and (ii) other Tier I capital, including paid-in capital and capital surplus related to hybrid Tier I capital instruments that, among other things, qualify as contingent capital and are subordinated to subordinated debt. Tier II capital (supplementary capital) consists of, among other things, capital and capital surplus from the issuance of Tier II capital instrument, allowances for loan losses on loans classified as “normal”

or “precautionary,” subordinated debt and other capital securities which meet the standards prescribed by the governor of the Financial Supervisory Service under Article 26(2) of the Regulation on the Supervision of Banking Business.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%. In July and September 2013, the Financial Services Commission promulgated amended regulations implementing Basel III in Korea, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of Tier I common equity capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase in stages to 2.5% by 2019.

Under the Detailed Regulation on the Supervision of the Banking Business, the following risk-weight ratios must be applied by Korean banks in respect of home mortgage loans:

(1) for those banks which adopted a standardized approach for calculating credit risk capital requirements, a risk-weight ratio of 35% (only in the case where the loan is fully secured by a first ranking mortgage) and, with respect to high-risk home mortgage loans, 50%; and

(2) for those banks which adopted an internal ratings-based approach for calculating credit risk capital requirements, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined under the Detailed Regulation on the Supervision of the Banking Business.

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Regulation on the Supervision of the Banking Business. Banks may not invest an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in equity securities and certain other securities with a redemption period of over three years. This stipulation does not apply to Korean government bonds, Monetary Stabilization Bonds issued by the Bank of Korea or debentures and stocks referred to in items 1 and 2, respectively, of paragraph (6) of Article 11 of the Act on the Improvement of the Structure of the Financial Industry. Prior to an amendment of the Regulation on the Supervision of the Banking Business, which took effect on January 1, 2015, the Financial Services Commission also required each Korean bank to maintain a Won liquidity ratio of not less than 100% (deemed an “advisory ratio”) and to make monthly reports to the Financial Services Commission. The Won liquidity ratio is calculated by dividing certain Won-denominated financial assets and the net settlement amount related to derivative contracts that have one month or less to maturity, which are referred to as Won current assets, by certain Won-denominated liabilities and the net settlement amount related to derivatives contracts that have one month or less to maturity, which are referred to as Won current liabilities. Beginning on January 1, 2015, the Financial Services Commission has phased out the Won liquidity ratio and introduced the liquidity coverage ratio, defined as the ratio of highly liquid assets to total net cash outflows over a one-month period, as the principal liquidity risk management measure. Currently, the Financial Services Commission requires each Korean bank to:

•

maintain a liquidity coverage ratio of not less than 80% from January 1, 2015 to December 31, 2015, subject to certain exceptions, with such minimum liquidity coverage ratio to increase in increments of 5% per year to 100% by 2019;

•	maintain a foreign currency liquidity ratio (defined as the ratio of foreign currency assets due within three months to foreign currency liabilities due within three months) of not less than 85%;

•	maintain a ratio of foreign currency assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign currency assets, of not less than negative 3%;

•	maintain a ratio of foreign currency assets due within a month less foreign currency liabilities due within a month, divided by total foreign currency assets, of not less than negative 10%; and

•	submit monthly reports with respect to the maintenance of these ratios.

The Monetary Policy Committee of the Bank of Korea is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is:

•	7% of average balances for Won currency demand deposits outstanding;

•

0% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding (with respect to employee-related deposits, only if such deposits were made before February 28, 2013); and

•	2% of average balances for Won currency time deposits, installment savings deposits, mutual installments, housing installments and certificates of deposit outstanding.

For foreign currency deposit liabilities, a 2% minimum reserve ratio is applied to time deposits with a maturity of one month or longer, certificates of deposit with a maturity of 30 days or longer and savings deposits with a maturity of six months or longer and a 7% minimum reserve ratio is applied to other deposits. A 1% minimum reserve ratio applies to deposits in offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks as well as foreign currency certificates of deposit held by account holders of such offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

Furthermore, pursuant to the Regulation on the Supervision of the Banking Business, foreign exchange agencies, including us, are required to hold “foreign currency safe assets” in an aggregate amount that is not less than the lower of (i) the product of (x) its total foreign currency-denominated debt maturing in one year or less multiplied by 2/12 and (y) an amount equal to one minus the “lowest rollover ratio” and (ii) 2% of its total foreign currency-denominated assets as shown in the balance sheet for the immediately preceding quarter. The “lowest rollover ratio” of a foreign exchange agency means the ratio of (A) its total debt with a maturity of one year or less (excluding overnight money) incurred in a particular month to (B) its total debt with maturity of one year or less (excluding overnight money) payable in that particular month, and is calculated by taking the lowest three month average from a period to be designated by the governor of the Financial Supervisory Service. Under the Regulation on the Supervision of Banking Business, foreign currency-denominated debt maturing in one year or less includes financial bonds, borrowings, call monies and repurchase selling denominated in foreign currencies and such other similar debt instruments denominated in a foreign currency as designated by the governor of the Financial Supervisory Service. “Foreign currency safe assets” are defined as cash denominated in foreign currency, deposits denominated in foreign currency with a central bank or financial institutions rated A or above, bonds issued or guaranteed by a government or central bank rated A or above or corporate bonds issued or guaranteed by corporations rated A or above. Under the Regulation on the Supervision of Banking Business, we are also required to maintain a minimum “mid- to long-term foreign exchange funding ratio” of 100%. “Mid-to long term foreign exchange funding ratio” refers to the ratio of (1) the total outstanding amount of foreign exchange borrowing with a maturity of more than one year to (2) the total outstanding amount of foreign exchange lending with a maturity of one year or more.

Financial Exposure to Any Individual Customer or Major Shareholder

Under the Bank Act, subject to certain exceptions, the sum of large exposures by a bank—in other words, the total sum of its credits to single individuals, juridical persons or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions)—generally must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions). In addition, subject to certain exceptions, banks generally may not extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and any other transactions that directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or juridical person, or grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies as defined in the Monopoly Regulations and Fair Trade Act.

The Bank Act also provides for certain restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10%; (or 15% in the case of regional banks) in the aggregate of the bank’s total issued and outstanding voting shares; or

•

a shareholder holding (together with persons who have a special relationship with such shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued and outstanding voting shares of a bank (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as described below), where such shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act. Non-financial business group companies primarily consist of: (i) any single shareholding group whose non-financial company assets comprise no less than 25% of its aggregate net assets; (ii) any single shareholding group whose non-financial company assets comprise no less than ￦2 trillion in aggregate; or (iii) any mutual fund of which any single shareholding group identified in (i) or (ii) above, owns more than 9% of the total issued and outstanding shares. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.”

Under these restrictions, banks may not extend credits to a major shareholder (together with persons who have a special relationship with that shareholder) in an amount greater than the lesser of (x) 25% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) and (y) the relevant major shareholders’ shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions). In addition, the total sum of credits granted to all major shareholders must not exceed 25% of the bank’s Tier I and Tier II capital (less any capital deductions).

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business and Protection of Finance Users, interest rates on loans made by registered banks in Korea may not exceed 34.9% per annum. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

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

Disclosure of Management Performance

For the purpose of protecting depositors and investors in commercial banks, the Financial Services Commission requires commercial banks to publicly disclose certain material matters, including:

•	financial condition and profit and loss of the bank and its subsidiaries;

•	fund raising by the bank and the appropriation of such funds;

•	any sanctions levied on the bank under the Bank Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry; and

•

except as may otherwise have been disclosed by a bank or its financial holding company listed on the KRX KOSPI Market in accordance with the Financial Investment Services and Capital Markets Act, occurrence of any of the following events or any other event as prescribed by the applicable regulations:

(i) loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to that borrower is calculated pursuant to the criteria under the Detailed Regulation on the Supervision of the Banking Business), unless the loan exposure to that group is not more than ￦4 billion;

(ii) the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds with respect to which damages are expected to exceed ￦1 billion, or any financial incident regarding which the governor of the Financial Supervisory Service has made a public announcement; and

(iii) any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the loss is not more than ￦1 billion.

Restrictions on Lending

Pursuant to the Bank Act, commercial banks may not provide:

•	loans directly or indirectly secured by a pledge of a bank’s own shares;

•	loans directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

•

loans to any of the bank’s officers or employees, other than de minimis loans of up to (i) ￦20 million in the case of a general loan, (ii) ￦50 million in the case of a general loan plus a housing loan or (iii) ￦60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; or

•	loans to any officers or employees of a subsidiary corporation of the bank, other than general loans of up to ￦20 million or general and housing loans of up to ￦50 million in the aggregate.

Regulations Relating to Retail Household Loans

The Financial Services Commission has implemented a number of changes in recent years to the regulations relating to retail household lending by banks. Under the currently applicable regulations:

•

as to loans secured by collateral of housing (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 60%;

•

as to loans secured by collateral of housing (including apartments) located in areas of excessive investment or housing (excluding apartments) located in areas of high speculation, in each case as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than three years should not exceed 50%, and (ii) the loan-to-value ratio for loans with a maturity of more than three years should not exceed 60%;

•

as to loans secured by collateral of housing located outside of Seoul, Incheon and Gyeong-gi province, which housing was offered for sale on or before June 10, 2008 and with respect to which a sale contract is executed and earnest money deposit paid during the period between June 11, 2008 and June 30, 2009, the loan-to-value ratio should not exceed 70%;

•

as to loans secured by apartments located in areas of high speculation as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than ten years should not exceed 40%; and (ii) the loan-to-value ratio for loans with a maturity of more than ten years should not exceed (a) 40%, if the price of such apartment is over ￦600 million, and (b) 60%, if the price of such apartment is ￦600 million or lower;

•

as to loans secured by collateral of housing (regardless of housing type or location) to be amortized over a period of 10 years, further requirements relating to which are set forth in the Regulation on the Supervision of Banking Business, the loan-to-value ratio should not exceed 70%;

•

as to loans secured by apartments with appraisal value of more than ￦600 million in areas of high speculation as designated by the government or certain metropolitan areas designated as areas of excessive investment by the government, the borrower’s debt-to-income ratio (calculated as (i) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such apartment(s) and (y) the interest on other debts of the borrower over (ii) the borrower’s annual income) should not exceed 40%;

•	as to apartments located in areas of high speculation as designated by the government, a borrower is permitted to have only one new loan secured by such apartment;

•

where a borrower has two or more loans secured by apartments located in areas of high speculation as designated by the government, the loan with the earliest maturity date must be repaid first and the number of loans must be eventually reduced to one; and

•

in the case of a borrower (i) whose spouse already has a loan secured by housing or (ii) who is single and under 30 years old, the debt-to-income ratio of the borrower in respect of loans secured by apartment(s) located in areas of high speculation as designated by the government should not exceed 40%.

Restrictions on Investments in Property

A bank may not invest in securities set forth below in excess of 100% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions):

•

debt securities (within the meaning of paragraph (3) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years, but excluding government bonds, monetary stabilization bonds issued by the Bank of Korea and bonds within the meaning of item 2, paragraph (6) of Article 11 of the Act on the Improvement of the Structure of the Financial Industry;

•	equity securities, but excluding securities within the meaning of item 1, paragraph (6) of Article 11 of the Act on the Improvement of the Structure of the Financial Industry;

•	derivatives linked securities (within the meaning of paragraph (7) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years; and

•

beneficiary certificates, investment contracts and depositary receipts (within the meaning of paragraph (2) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years.

A bank may possess real estate property only to the extent necessary for the conduct of its business. The aggregate value of such property may not exceed 60% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Any property that a bank acquires by exercising its rights as a secured party, or which a bank is prohibited from acquiring under the Bank Act, must be disposed of within one year.

Restrictions on Shareholdings in Other Companies

Under the Bank Act, a bank may not own more than 15% of shares outstanding with voting rights of another corporation, except where, among other reasons:

•	that corporation engages in a category of financial businesses set forth by the Financial Services Commission; or

•	the acquisition of shares by the bank is necessary for the corporate restructuring of such corporation and is approved by the Financial Services Commission.

•

In the above cases, the total investment in corporations in which the bank owns more than 15% of the outstanding shares with voting rights may not exceed (i) 15% of the sum of Tier I and Tier II capital (less any capital deductions) or (ii) 30% of the sum of Tier I and Tier II capital (less any capital deductions) where the acquisition satisfies the requirements determined by the Financial Services Commission.

The Bank Act provides that a bank using its bank accounts and its trust accounts is not permitted to acquire the shares issued by the major shareholder of such bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the KDIC and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. However, pursuant to an amendment to the Bank Act which became effective on February 14, 2014, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% of that bank’s outstanding voting shares (or 15% in the case of a regional bank), unless they satisfy certain requirements set forth by the Enforcement Decree of the Banking Act, obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit (or the 15% limit in the case of a regional bank), in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. Such amendment grants an exception for non-financial business group companies which, at the time of the enactment of the amended provisions, held more than 4% of the shares of a bank.

“Non-financial business group companies” as defined under the Bank Act include:

(1) any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group;

(2) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than ￦2 trillion;

(3) any mutual fund in which a same shareholder group identified in item (1) or (2) above beneficially owns and/or exercises the voting rights of more than 4% of the total issued and outstanding voting shares of such mutual fund;

(4) any private equity fund with (a) a person falling under any of items (1) through (3) above as a limited partner holding not less than 10% of the total amount of contributions to the private equity fund, or (b) a person falling under any of items (1) through (3) above as a general partner, or (c) the total equity of the private equity fund acquired by each affiliate belonging to several enterprise groups subject to the limitation on mutual investment being 30% or more of the total amount of contributions to the private equity fund; or

(5) any investment purpose company in which a private equity fund falling under item (4) above acquires or holds shares in excess of 4% of the shares or equity of such company or exercises de facto control over significant managerial matters of such company through appointment or dismissal of executives or in any other manner.

In addition, if a foreign investor, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank’s outstanding voting shares, non-financial business group companies may acquire beneficial ownership of up to 10% of that bank’s outstanding voting shares (or 15% in the case of a regional bank), and in excess of 10% (or 15% in the case of a regional bank), 25% or 33% of that bank’s outstanding voting shares with the approval of the Financial Services Commission in each instance, up to the number of shares owned by the foreign investor. Any other person (whether a Korean national or a foreign investor), with the exception of non-financial business group companies described above, may acquire no more than 10% of a nationwide bank’s total voting shares issued and outstanding, unless they obtain approval from the Financial Services Commission in each instance where the total holding will exceed 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding provided that, in addition to the foregoing threshold shareholding ratios, the Financial Services Commission may, at its discretion, designate a separate and additional threshold shareholding ratio.

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the KDIC on a quarterly basis and the rate is determined under the Enforcement Decree to the Depositor Protection Act. If the KDIC makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The KDIC insures a maximum of ￦50 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made and the size of the deposits. Certain banks governed by the Bank Act, including us, are also required by the Deposit Insurance Act to pay a special contribution of 0.025% of average deposits for each quarter as repayment of the governmental funding provided to such banks in the wake of the financial crisis in Korea in the late 1990s. The Depositor Protection Act requires such special contribution to be paid until 2027.

Laws and Regulations Governing Other Business Activities

A bank must register with the Ministry of Strategy and Finance to enter the foreign exchange business, which is governed by the Foreign Exchange Transaction Act of Korea. A bank must obtain the permission of the Financial Services Commission to enter the securities business, which is governed by regulations under the Financial Investment Services and Capital Markets Act. Under these laws, a bank may engage in the foreign exchange business, securities repurchase business, governmental/public bond underwriting business and governmental bond dealing business.

Regulations on Trust Business

A bank must obtain approval from the Financial Services Commission to engage in trust businesses. The Trust Act and the Financial Investment Services and Capital Markets Act govern the trust activities of banks, and they are subject to various legal and accounting procedures and requirements, including the following:

•	under the Trust Act, assets accepted in trust by a bank in Korea must be segregated from other assets in the accounts of that bank; and

•	depositors and other general creditors cannot obtain or assert claims against the assets comprising the trust accounts in the event the bank is liquidated or wound-up.

The bank must make a special reserve of 25% or more of fees from each unspecified money trust account for which a bank guarantees the principal amount and a fixed rate of interest until the total reserve for that account equals 5% of the trust amount. Since January 1999, the Korean government has prohibited Korean banks from offering new guaranteed fixed rate trust account products whose principal and interest are guaranteed.

Under the Financial Investment Services and Capital Markets Act, which became effective in February 2009, a bank with a trust business license (such as us) is permitted to offer both specified money trust account products and unspecified money trust account products. Previously, banks were not permitted to offer unspecified money trust account products pursuant to the Indirect Investment Asset Management Act, which is no longer in effect following the effectiveness of the Financial Investment Services and Capital Markets Act.

Regulations on Credit Card Business

General

In order to enter the credit card business, a company must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on March 30, 2015, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. Credit card companies, including our wholly-owned subsidiary, Woori Card, are regulated by the Financial Services Commission and the Financial Supervisory Service.

Disclosure and Reports

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company is required to disclose on a periodic and on-going basis certain material matters and events. In addition, a credit card company must submit its business reports with respect to its results of operations to the Governor of the Financial Supervisory Service within one month from the end of each quarter.

Restrictions on Funding

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company must ensure that its total assets do not exceed an amount equal to six times its equity capital. However, if a credit card company is unable to comply with such limit upon the occurrence of unavoidable events, such as drastic changes in the domestic and global financial markets, such limit may be adjusted through a resolution of the Financial Services Commission.

Risk of Loss Due to Lost, Stolen, Forged or Altered Credit Cards

Under the Specialized Credit Financial Business Act, a credit card company is liable for any loss arising from the unauthorized use of credit cards or debit cards after it has received notice from the holder of the loss or theft of the card. A credit card company is also responsible for any losses resulting from the use of forged or altered credit cards, debit cards and pre-paid cards. A credit card company may, however, transfer all or part of this latter risk of loss to holders of credit card in the event of willful misconduct or gross negligence by holders of credit card if the terms and conditions of the agreement entered between the credit card company and members of such cards specifically provide for that transfer.

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

Each credit card company must institute appropriate measures to fulfill these obligations, such as establishing provisions, purchasing insurance or joining a cooperative association.

Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act, a credit card company will be liable for any losses arising from loss or theft of a credit card (which was not from the holder’s willful misconduct or negligence) during the period beginning 60 days before the notice by the holder to the credit card company.

Pursuant to the Specialized Credit Financial Business Act, the Financial Services Commission may either restrict the limit or take other necessary measures against the credit card company with respect to such matters as the maximum limits on the amount per credit card, details of credit card terms and conditions, management of credit card merchants and collection of claims, including the following:

•	maximum limits for cash advances on credit cards;

•	use restrictions on debit cards with respect to per day or per transaction usage;

•	aggregate issuance limits and maximum limits on the amount per card on pre-paid cards; and

•	other matters prescribed by the Enforcement Decree to the Specialized Credit Financial Business Act.

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

Issuance of New Cards and Solicitation of New Cardholders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a credit card company may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 19 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the credit card company; and

•

in the case of minors who are 18 years old, persons who submit documents evidencing employment as of the date of the credit card application, such as an employment certificate, or persons for whom the issuance of a credit card is necessitated by governmental policies, such as financial aid.

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

Regulations on Financial Investment Business

General

The Financial Investment Services and Capital Markets Act, which became effective in February 2009, regulates and governs the financial investment business in Korea. The entities that regulate and supervise financial investment companies are the Financial Services Commission, the Financial Supervisory Service and the Securities and Futures Commission.

Under the Financial Investment Services and Capital Markets Act, a company must obtain a license from the Financial Services Commission to commence a financial investment business such as a brokerage business, a dealing business or an underwriting business. A bank is permitted to engage in certain types of financial investment business as specified under the Enforcement Decree of the Bank Act. Prior to commencing a financial investment business, a bank must file a report with the Financial Services Commission and apply for a license pursuant to the Financial Investment Services and Capital Markets Act.

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

New License System and the Conversion of Existing Licenses

Under the Financial Investment Services and Capital Markets Act, Financial Investment Companies are able to choose the type of Financial Investment Business in which to engage (through a “check the box” method set forth in the relevant license application), by specifying the desired (i) financial investment business, (ii) financial investment product and (iii) target customers to which financial investment products may be sold or distributed (that is, general investors or professional investors). Licenses will be issued under the specific business sub-

categories described in the foregoing sentence. For example, it would be possible for a Financial Investment Company to obtain a license to engage in the financial investment business of (i) dealing (ii) over the counter derivatives products or (iii) only with sophisticated investors.

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

Other Changes to Securities / Fund Regulations

The Financial Investment Services and Capital Markets Act changed various securities regulations including those relating to public disclosure, insider trading and proxy contests, which were previously governed by the

Korean Securities Exchange Act. For example, the 5% and 10% reporting obligations under the Korean Securities Exchange Act have become more stringent. The Indirect Investment and Asset Management Business Act strictly limited the kind of vehicles that could be utilized under a collective investment scheme, restricting the range of vehicles to trusts and corporations, and the type of funds that can be used for investments. However, under the Financial Investment Services and Capital Markets Act, these restrictions have been significantly liberalized, permitting all vehicles that may be created under Korean law, such as limited liability companies or partnerships, to be used for the purpose of collective investments and investment funds to be more flexible as to their investments.

Item 4C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

We are the direct or indirect parent company of a number of subsidiaries. The following table provides summary information for our subsidiaries (other than structured companies) that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2014:

Subsidiary	Percentage of Ownership	Total Assets		Shareholders’ Equity		Operating Revenue		Net Income
	(in millions of Won)
Woori Card Co., Ltd.	100.0%	￦	5,732,039	￦	1,188,859	￦	1,203,131	￦	89,107
Woori Investment Bank Co., Ltd.	59.5%		1,001,542		140,333		84,282		4,536
Woori FIS Co., Ltd.	100.0%		246,580		34,909		289,485		(1,285)
Woori Finance Research Institute Co., Ltd.	100.0%		3,682		3,215		6,619		91
Woori Credit Information, Inc.	100.0%		33,500		27,451		32,412		2,198
Woori Fund Service Co., Ltd.	100.0%		9,070		8,644		4,895		(415)
Woori Private Equity Co., Ltd.	100.0%		80,292		42,850		4,387		2,087
Korea BTL Infrastructure Fund	99.9%		669,818		669,556		35,136		31,750
Woori America Bank	100.0%		1,338,415		167,531		49,945		5,587
Woori Bank (China) Limited	100.0%		3,844,399		446,664		205,273		8,887
Indonesia Woori Saudara Bank	74.0%		1,735,356		345,253		85,851		14,563
ZAO Woori Bank	100.0%		254,716		36,594		12,982		4,418
Woori Brazil Bank	100.0%		164,282		32,963		18,468		1,647
Woori Global Market Asia Limited	100.0%		274,132		109,886		6,319		759
Woori Finance Cambodia	100.0%		11,930		5,214		1,790		266

Item 4D.	Property, Plants and Equipment

Our registered office and corporate headquarters, with a total area of approximately 97,222 square meters, are located at 51, Sogong-ro, Jung-gu, Seoul, Korea. Information regarding certain of our properties in Korea as of December 31, 2014 is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)
Woori Bank registered office and corporate headquarters	51, Sogong-ro, Jung-gu, Seoul, Korea 100-792	97,222
Woori FIS registered office and corporate headquarters	17, World Cup buk-ro 60-gil, Mapo-gu, Seoul, Korea 121-921	40,737

As of December 31, 2014, we had a network of 993 banking branches in Korea, approximately 258 of which are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States, China, Hong Kong, Russia, Indonesia, Cambodia and Brazil and branches, agencies and representative offices in Asia, the United States and Europe. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us as of December 31, 2014 was ￦2,501 billion.

Item 4.A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the U.S. Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A.	Operating Results

Overview

The following discussion is based on our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements include the accounts of subsidiaries over which substantive control is exercised through either majority ownership of voting stock and/or other means. Investments in joint ventures and associates (companies over which we have the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in investments in joint ventures and associates.

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse economic conditions in Korea and globally, have generally led to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2014, we recorded charge-offs of ￦319 billion in respect of our Won-denominated loans to small-and medium-sized enterprises, compared to charge-offs of ￦517 billion in 2013 (in each case excluding discontinued operations). In light of the difficult financial condition and liquidity position of small- and medium-sized enterprises in Korea since the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—The largest portion of our exposure is to small- and medium-sized enterprises, and financial difficulties experienced by companies in this segment may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in consumer lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. The rapid growth in consumer loans, together with adverse economic conditions in Korea, have generally led to increasing delinquencies and a deterioration in asset quality. In 2014, we recorded charge-offs of ￦115 billion and provisions for credit losses of ￦150 billion in respect of our consumer loan portfolio (in each case excluding discontinued operations), compared to charge-offs of ￦180 billion and provisions for credit losses of ￦238 billion in 2013 (in each case including discontinued operations). See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2015 and beyond remain uncertain. Starting in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things:

•	the financial difficulties affecting many governments worldwide, in particular in southern Europe and Latin America;

•	the slowdown of economic growth in China and other major emerging market economies; and

•	political and social instability in various countries in the Middle East and Northern Africa, including Iraq, Syria and Yemen, as well as in Ukraine and Russia.

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

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2015 and for the foreseeable future remains uncertain.

Privatization Plan

The Korean government, which currently owns 51.04% of our outstanding common stock through the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. Pursuant to such plan, in May 2014, Woori Finance Holdings established KJB Financial Group and KNB Financial Group through a spin-off of its businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, respectively. As a result of such spin-off, KJB Financial Group became the owner of the shares of Kwangju Bank previously held by Woori Finance Holdings, and KNB Financial Group became the owner of the shares of Kyongnam Bank previously held by Woori Finance Holdings. Woori Finance Holdings no longer owned any shares of Kwangju Bank or Kyongnam Bank, and neither they nor their new holding companies were its subsidiaries, after the spin-off. Following such spin-off, each of these banks was merged with its holding company, and in October 2014, the KDIC sold its 56.97% ownership interest in Kwangju Bank and Kyongnam Bank to JB Financial Group and BS Financial Group, respectively. In addition, in March 2014, Woori Finance Holdings sold its 52.0% ownership interest in Woori Financial to KB Financial Group. In May 2014, Woori Finance Holdings also sold its 100.0% ownership interest in Woori Asset Management to Kiwoom Securities and sold its 100.0% ownership interest in Woori F&I to Daishin Securities. In June 2014, Woori Finance Holdings sold its 37.9% ownership interest in Woori Investment & Securities, its 51.6% ownership interest in Woori Aviva Life Insurance and its 100.0% ownership interest in Woori FG Savings Bank to NongHyup Financial Group in a collective sale. As a result of such sales, Woori Investment & Securities, Woori Asset Management, Woori Aviva Life Insurance, Woori FG Savings Bank, Woori F&I and Woori Financial were no longer subsidiaries of Woori Finance Holdings, and it no longer owned any shares in such former subsidiaries. See “Item 4A. History and Development of the Company—Privatization Plan.”

In light of such dispositions during 2014, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I were classified as a disposal group held for distribution or sale, and their operations were accounted for as discontinued operations, in our consolidated statements of financial position and comprehensive income as of and for the year ended December 31, 2013, as well as in our consolidated statement of comprehensive income for the year ended December 31, 2014, included in this annual report. Similarly, our consolidated statement of comprehensive income for the year ended December 31, 2012 included in this annual report was restated to account for such entities as discontinued operations. However, our consolidated statement of financial position as of December 31, 2012 included in this annual report was not so restated. Accordingly, in general, our financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 appearing below does not include financial data with respect to such discontinued operations, while our financial information as of December 31, 2012 appearing below includes financial data with respect to such discontinued operations. As a result, our financial information as of December 31, 2012 may not be directly comparable to our financial information as of and for other dates and periods. For further information regarding such discontinued operations, see Notes 46 and 47 of the notes to our consolidated financial statements included elsewhere in this annual report.

Merger with Woori Finance Holdings

Prior to November 1, 2014, we were a wholly-owned subsidiary of Woori Finance Holdings. Pursuant to the Korean government’s privatization plan, on November 1, 2014, Woori Finance Holdings merged with and into us, such that we remained as the surviving entity, and Woori Finance Holdings ceased to exist, after the merger. In connection with the merger, shareholders of Woori Finance Holdings recorded in its shareholder register as of November 1, 2014 received one share of our common stock for each share of common stock of Woori Finance Holdings they held.

As a result of the merger, the other former subsidiaries of Woori Finance Holdings, including Woori Card, Woori Private Equity, Woori FIS, Woori Investment Bank and Woori Finance Research Institute, became our subsidiaries. Accordingly, our overall business and operations after the merger, on a consolidated basis, are substantially identical to those of Woori Finance Holdings on a consolidated basis prior to the merger. See “Item 4A. History and Development of the Company—Privatization Plan—Merger with Woori Finance Holdings.”

The merger qualified as business combination under common control for accounting purposes. Accordingly, we recognized the transferred assets and liabilities of Woori Finance Holdings at their book value and did not recognize any goodwill in connection with the merger. The financial information appearing below, as of dates and for periods prior to the date of the merger, is for Woori Finance Holdings and its subsidiaries (including us) and, as of dates and for periods from and after the date of the merger, is for us and our subsidiaries. See Note 50 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

	June 30, 2010		Dec. 31, 2010		June 30, 2011		Dec. 31, 2011		June 30, 2012		Dec. 31, 2012		June 30, 2013		Dec. 31, 2013		June 30, 2014		Dec. 31, 2014
KOSPI		1,698.29		2,051.0		2,100.69		1,825.12		1,854.01		1,997.05		1,863.32		2,011.34		2,002.21		1,915.59
￦/US$ exchange rates(1)	￦	1,273.5	￦	1,163.7	￦	1,066.3	￦	1,158.5	￦	1,141.17	￦	1,063.24	￦	1,141.45	￦	1,055.25	￦	1,011.60	￦	1,090.89
Corporate bond rates(2)		5.0%		4.3%		4.5%		4.2%		3.9%		3.4%		3.5%		3.6%		3.4%		2.8%
Treasury bond rates(3)		3.9%		3.4%		3.8%		3.3%		3.3%		2.8%		2.9%		2.8%		2.6%		2.1%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.

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

Our consolidated financial statements for the year ended December 31, 2014 included a total allowance for credit losses of ￦2,954 billion as of that date. We recorded provisions for credit losses of ￦1,116 billion (excluding discontinued operations) in 2014.

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

Our consolidated financial statements for the year ended December 31, 2014 included financial assets measured at fair value using a valuation technique of ￦19,247 billion, representing 81.7% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of ￦2,656 billion, representing 99.3% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Our consolidated financial statements for the year ended December 31, 2014 included deferred tax assets and liabilities of ￦258 billion and ￦22 billion, respectively, as of that date.

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

Goodwill

Our accounting policy for goodwill is described in Notes 2-(13), 3-(1) and 16 of the notes to our consolidated financial statements.

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

Our consolidated financial statements for the year ended December 31, 2014 included the value of goodwill of ￦108 billion as of that date, including the value of goodwill of ￦106 billion relating to our acquisition of an equity interest in PT. Bank Himpunan Saudara 1906. See “Item 4B. Business Overview—Capital Markets Activities—International Banking.”

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

Results of Operations

Unless otherwise indicated, the amounts set forth below exclude the results of operations of certain former subsidiaries classified as discontinued operations. See “—Overview—Privatization Plan.”

Net Interest Income

The following table shows, for the periods indicated, the principal components of our interest income:

	Year ended December 31,						Percentage change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Interest income
Due from banks	￦	109	￦	120	￦	104	10.1%	(13.3)%
Loans		9,363		8,350		8,184	(10.8)	(2.0)
Financial assets at fair value through profit or loss		326		109		71	(66.6)	(34.9)
Investment financial assets(1)		1,013		860		802	(15.1)	(6.7)
Other assets		80		54		50	(32.5)	(7.4)

Total interest income		10,891		9,493		9,211	(12.8)	(3.0)

Interest expense
Deposits		4,506		3,650		3,451	(19.0)	(5.5)
Borrowings		315		254		252	(19.4)	(0.8)
Debentures		1,112		961		885	(13.6)	(7.9)
Others		110		136		130	23.6	(4.4)

Total interest expense		6,043		5,001		4,718	(17.2)	(5.7)

Net interest income	￦	4,848	￦	4,492	￦	4,493	(7.3)%	0.0%

Net interest margin(2)		2.07%		1.94%		1.82%

(1)	Includes available-for-sale financial assets and held-to-maturity financial assets.
(2)	The ratio of net interest income to average interest-earning assets.

Comparison of 2014 to 2013

Interest income. Interest income decreased 3.0% from ￦9,493 billion in 2013 to ￦9,211 billion in 2014, primarily as a result of a 2.0% decrease in interest on loans, which was enhanced by a 6.7% decrease in interest on investment financial assets. The average balance of our interest-earning assets increased 6.7% from ￦231,529 billion in 2013 to ￦247,145 in 2014, principally due to the growth of our loan portfolio. The effect of this increase was more than offset by a 37 basis point decrease in the average yield on our interest-earning assets from 4.10% in 2013 to 3.73% in 2014, which reflected a decrease in the general level of interest rates in Korea in 2014 compared to 2013.

The 2.0% decrease in interest on loans from ￦8,350 billion in 2013 to ￦8,184 billion in 2014 was primarily due to:

•

a 43 basis point decrease in the average yield on general purpose household loans (including home equity loans) from 4.58% in 2013 to 4.15% in 2014, which was enhanced by a 1.8% decrease in the average volume of such loans from ￦58,770 billion in 2013 to ￦57,720 billion in 2014;

•

a 42 basis point decrease in the average yield on commercial and industrial loans from 4.90% in 2013 to 4.48% in 2014, which was partially offset by a 7.4% increase in the average volume of such loans from ￦82,875 billion in 2013 to ￦89,030 billion in 2014; and

•

a 39 basis point decrease in the average yield on other commercial loans from 3.66% in 2013 to 3.27% in 2014, which was enhanced by a 6.1% decrease in the average volume of such loans from ￦9,584 billion in 2013 to ￦8,997 billion in 2014.

The effect of the above decreases was partially offset by a 50.0% increase in the average volume of mortgage loans from ￦15,979 billion in 2013 to ￦23,970 billion in 2014, which in turn was partially offset by a 46 basis point decrease in the average yield on such loans from 4.29% in 2013 to 3.83% in 2014.

The average yields on general purpose household loans (including home equity loans), commercial and industrial loan, other commercial loans and mortgage loans decreased mainly due to the decrease in the general level of interest rates in Korea in 2014. The decrease in the average volume of general purpose household loans (including home equity loans) mainly reflected decreased demand for such loans among consumers in light of the continuing uncertainty in the Korean economy. The increase in the average volume of commercial and industrial loans was primarily due to increased demand from corporate borrowers as well as our marketing efforts to increase our corporate lending. The decrease in the average volume of other commercial loans primarily reflected the decrease in the average volume of commercial paper held by Woori Bank China Limited. The increase in the average volume of mortgage loans (including home equity loans) mainly reflected increased demand for such loans from customers, mainly as a result of the decrease in the general level of interest rates in Korea in 2014.

Overall, the average volume of our loans increased 7.1% from ￦183,791 billion in 2013 to ￦196,766 billion in 2014, and the average yield on our loans decreased 38 basis points, from 4.54% in 2013 to 4.16% in 2014.

Our financial assets portfolio consists primarily of investment financial assets, of which a majority was debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Bank of Korea, the Korea Development Bank and the KDIC), as well as financial assets at fair value through profit or loss.

The 6.7% decrease in interest on investment financial assets from ￦860 billion in 2013 to ￦802 billion in 2014 was primarily due to a 40 basis point decrease in the average yield on such assets from 3.26% in 2013 to 2.86% in 2014, which was partially offset by a 6.6% increase in the average balance of such assets from ￦26,349 billion in 2013 to ￦28,076 billion in 2014. The decrease in the average yield on investment financial assets resulted mainly from the decrease in the general level of interest rates in Korea in 2014. The increase in the average balance of investment financial assets principally reflected an increase in the volume of corporate bonds that we held as investment financial assets.

Interest on financial assets at fair value through profit or loss decreased 34.9% from ￦109 billion in 2013 to ￦71 billion in 2014, primarily due to a 29.7% decrease in the average balance of such assets from ￦3,753 billion in 2013 to ￦2,639 billion in 2014, which was enhanced by a 21 basis point decrease in the average yield on such assets from 2.90% in 2013 to 2.69% in 2014. The decrease in the volume of financial assets at fair value through profit or loss mainly reflected a decrease in the volume of debt securities issued by corporations and financial institutions that we held as financial assets at fair value through profit or loss. The decrease in the average yield on financial assets at fair value through profit or loss was primarily due to an a decrease in the general level of interest rates in Korea in 2014.

For further information regarding our interest income, see Note 34-(1) of the notes to our consolidated financial statements included elsewhere in this annual report.

Interest expense. Interest expense decreased 5.7% from ￦5,001 billion in 2013 to ￦4,718 billion in 2014, primarily due to a 5.5% decrease in interest expense on deposits as well as a 7.9% decrease in interest expense on debentures. The average balance of interest-bearing liabilities increased 6.2% from ￦220,635 billion in 2013 to ￦234,412 billion in 2014, principally due to increases in the average balances of deposits and debentures. The effect of these increases was more than offset by a decrease of 26 basis points in the average cost of interest-bearing liabilities from 2.27% in 2013 to 2.01% in 2014, which was driven mainly by a decrease in the average cost of deposits.

The 5.5% decrease in interest expense on deposits from ￦3,650 billion in 2013 to ￦3,451 billion in 2014 resulted mainly from a 5.3% decrease in interest expense on time and savings deposits from ￦3,369 billion in 2013 to ￦3,190 billion in 2014.

The decrease in interest expense on time and savings deposits was mainly due to a 32 basis point decrease in the average cost of such deposits from 2.39% in 2013 to 2.07% in 2014, which was partially offset by a 9.1% increase in the average balance of such deposits from ￦140,981 billion in 2013 to ￦153,789 billion in 2014.

The decrease in the average cost of time and savings deposits was primarily attributable to the decrease in the general level of interest rates in Korea in 2014, while the increase in the average volume of such deposits mainly reflected customers’ continuing preference for low-risk products and institutions in Korea in light of the continuing uncertainty in financial markets in 2014.

Overall, the average volume of our deposits increased 7.5% from ￦166,937 billion in 2013 to ￦179,471 billion in 2014, while the average cost of our deposits decreased by 27 basis points from 2.19% in 2013 to 1.92% in 2014.

The 7.9% decrease in interest expense on debentures from ￦961 billion in 2013 to ￦885 billion in 2014 was primarily due to a 56 basis point decrease in the average cost of debentures from 4.37% in 2013 to 3.81% in 2014, mainly caused by the lower interest rate environment in Korea in 2014. Such decrease was partially offset by a 5.6% increase in the average balance of debentures from ￦21,994 billion in 2013 to ￦23,218 billion in 2014, mainly caused by our increased use of debentures to meet our funding needs.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 1.94% in 2013 to 1.82% in 2014, as our net interest income remained stable at ￦4,493 billion in 2014 compared to ￦4,492 billion in 2013, while the average balance of our interest-earning assets increased 6.7% from ￦231,529 billion in 2013 to ￦247,145 billion in 2014. The growth in average interest-earning assets outpaced a 6.2% increase in average interest-bearing liabilities from ￦220,635 billion in 2013 to ￦234,412 billion in 2014, while the decrease in interest income was offset by the decrease in interest expense, resulting in stable net interest income. The decrease in net interest margin was driven mainly by a decrease in our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, from 1.83% in 2013 to 1.72% in 2014. The decrease in our net interest spread reflected a larger decrease in the average yield on our interest-earning assets compared to the decrease in the average cost of our interest-bearing liabilities from 2013 to 2014, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of the lower interest rate environment in Korea in 2014.

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

The 10.8% decrease in interest on loans from ￦9,363 billion in 2012 to ￦8,350 billion in 2013 was primarily due to:

•

an 80 basis point decrease in the average yield on commercial and industrial loans from 5.70% in 2012 to 4.90% in 2013, which was partially offset by a 3.1% increase in the average volume of such loans from ￦80,377 billion in 2012 to ￦82,875 billion in 2013; and

•

a 68 basis point decrease in the average yield on general purpose household loans (including home equity loans) from 5.26% in 2012 to 4.58% in 2013, which was enhanced by a 3.4% decrease in the average volume of such loans from ￦60,840 billion in 2012 to ￦58,770 billion in 2013.

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

For further information regarding our interest income, see Note 34-(1) of the notes to our consolidated financial statements included elsewhere in this annual report.

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

The decrease in interest expense on other deposits was primarily the result of a 21.4% decrease in the average balance of such deposits from ￦18,131 billion in 2012 to ￦14,243 billion in 2013, principally due to decreases in deposits relating to notes payable and cash management accounts, which mainly reflected the discontinuation of the former deposit-taking operations of our merchant banking unit in 2013 due to the expiration of the relevant license. Such decrease was enhanced by a 60 basis point decrease in the average cost of such deposits from 1.85% in 2012 to 1.25% in 2013, mainly as a result of the lower interest rate environment in Korea in 2013.

Overall, the average volume of our deposits remained relatively stable at ￦167,126 billion in 2012 compared to ￦166,937 billion in 2013, while the average cost of our deposits decreased by 51 basis points from 2.70% in 2012 to 2.19% in 2013.

The 13.6% decrease in interest expense on debentures from ￦1,112 billion in 2012 to ￦961 billion in 2013 was primarily due to a 52 basis point decrease in the average cost of debentures from 4.89% in 2012 to 4.37% in 2013, mainly caused by the lower interest rate environment in Korea in 2013. Such decrease was enhanced by a 3.2% decrease in the average balance of debentures from ￦22,721 billion in 2012 to ￦21,994 billion in 2013, mainly caused by a decrease in debentures in local currency due to the maturity in 2013 of a large amount of such debentures previously issued by us.

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

Net interest margin. Our overall net interest margin decreased from 2.07% in 2012 to 1.94% in 2013, as our net interest income decreased 7.3% to ￦4,492 billion in 2013 compared to ￦4,848 billion in 2012, while the average balance of our interest-earning assets decreased 1.3% from ￦234,656 billion in 2012 to ￦231,529 billion in 2013. Although the decline in average interest-earning assets was outpaced by a 1.6% decline in average interest-bearing liabilities from ￦224,115 billion in 2012 to ￦220,635 billion in 2013, the decrease in interest income was only partially offset by the decrease in interest expense, resulting in a decrease in net interest income. The decrease in net interest margin was driven mainly by a decrease in our net interest spread from 1.94% in 2012 to 1.83% in 2013. The decrease in our net interest spread reflected a larger decrease in the average yield on our interest-earning assets compared to the decrease in the average cost of our interest-bearing liabilities from 2012 to 2013, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of the lower interest rate environment in Korea in 2013.

Impairment Losses on Credit Loss

Impairment losses on credit loss include provisions for credit losses, provisions for guarantees and provisions for unused commitments, in each case net of reversal of provisions.

Comparison of 2014 to 2013

Our impairment losses on credit loss decreased by 51.8% from ￦2,277 billion in 2013 to ￦1,097 billion in 2014, primarily due to a 49.2% decrease in provisions for credit losses, net of reversal of allowance for credit losses, from ￦2,199 billion in 2013 to ￦1,116 billion in 2014. Such decrease was mainly attributable to an overall improvement in the asset quality of our corporate loan portfolio, reflecting a decrease in delinquency rates.

Our net provisions for guarantees decreased by 84.9% from ￦93 billion in 2013 to ￦14 billion in 2014, due primarily to a decrease in the demand for refund guarantees from our shipbuilding customers.

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

Allowance for Credit Losses

For information on our allowance for credit losses, see “—Critical Accounting Policies—Impairment of Loans and Allowance for Credit Losses” and “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Allocation and Analysis of Allowances for Credit Losses.”

Corporate Loans.

The following table shows, for the periods indicated, certain information regarding our impaired corporate loans (including government loans and bank loans):

	As of December 31,
	2012(1)	2013(2)	2014(2)
Impaired corporate loans as a percentage of total corporate loans	4.5%	4.1%	3.2%
Allowance for credit losses for corporate loans as a percentage of total corporate loans	2.4	2.5	1.8
Allowance for credit losses for corporate loans as a percentage of impaired corporate loans	53.6	59.8	55.9
Net charge-offs as a percentage of total corporate loans	1.3	1.1	0.9

(1)	The amounts for 2012 include only Woori Bank (including its former credit card operations) and Woori Investment Bank, which accounted for a substantial majority of our continuing operations.
(2)	The amounts for 2013 and 2014 include only continuing operations.

During 2014, impaired corporate loans, allowance for credit losses for corporate loans and net charge-offs, each as a percentage of total corporate loans, decreased due to an improvement in the overall credit quality of our corporate loans, which was enhanced by an increase in the total amount of our corporate loans from ￦118,516 billion as of December 31, 2013 to ￦121,746 billion as of December 31, 2014. Allowance for credit losses for corporate loans as a percentage of impaired corporate loans also decreased during 2014 as the degree of overall impairment of our impaired corporate loans was not as severe in 2014 compared to 2013, resulting in a decrease in the level of our allowance for credit losses for corporate loans from ￦2,932 billion as of December 31, 2013 to ￦2,150 billion as of December 31, 2014.

Although the amount of impaired corporate loans remained relatively stable at ￦4,906 billion as of December 31, 2013 compared to ￦4,897 billion as of December 31, 2012, impaired corporate loans as a percentage of total corporate loans decreased as a result of an increase in non-impaired corporate loans from ￦103,833 billion as of December 31, 2012 to ￦113,610 billion as of December 31, 2013. However, allowance for credit losses for corporate loans as a percentage of both total corporate loans and impaired corporate loans increased, due mainly to the fact that the increase in allowance for credit losses derived from loans newly classified as impaired was higher than the decrease in the allowance for credit losses caused by write-offs or disposals of impaired loans in 2013, reflecting an overall deterioration in the asset quality of our impaired corporate loans.

Consumer Loans and Credit Card Balances.

The following table shows, for the periods indicated, certain information regarding our impaired loans to the consumer sector, excluding credit card balances:

	As of December 31,
	2012(1)	2013(2)	2014(2)
Impaired consumer loans as a percentage of total consumer loans	0.6%	0.9%	0.6%
Allowance for credit losses for consumer loans as a percentage of total consumer loans	0.4	0.4	0.4
Allowance for credit losses for consumer loans as a percentage of impaired consumer loans	65.2	49.8	66.3
Net charge-offs of consumer loans as a percentage of total consumer loans	0.1	0.1	0.1

(1)	The amounts for 2012 include only Woori Bank (including its former credit card operations) and Woori Investment Bank, which accounted for a substantial majority of our continuing operations.
(2)	The amounts for 2013 and 2014 include only continuing operations.

During 2014, impaired consumer loans as a percentage of total consumer loans decreased mainly as a result of an improvement in the overall credit quality of our consumer loans, which was enhanced by an increase in the total amount of our consumer loans from ￦71,041 billion as of December 31, 2013 to ￦80,217 billion as of December 31, 2014. However, allowance for credit losses for consumer loans as a percentage of impaired consumer loans increased, as the degree of overall impairment of our impaired consumer loans (particularly general purpose household loans) became more severe in 2014 compared to 2013, resulting in an increase in the level of our allowance for credit losses for consumer loans from ￦300 billion as of December 31, 2013 to ￦330 billion as of December 31, 2014. Allowance for credit losses for consumer loans as a percentage of total consumer loans remained stable due to the increase in the total amount of our consumer loans.

During 2013, impaired consumer loans as a percentage of total consumer loans increased, mainly as a result of an increase in the amount of impaired mortgage loans and home equity loans. As such impaired consumer loans require a proportionally lower allowance for loan losses than loans that are unsecured, the increase in our impaired consumer loan balances did not lead to a proportional increase in the allowance for loan losses. This resulted in a reduction in the allowance for credit losses for consumer loans as a percentage of impaired consumer loans, while such allowance as a percentage of total consumer loans remained relatively stable.

The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2012(1)	2013(2)	2014(2)
Impaired credit card balances as a percentage of total credit card balances(3)	1.7%	1.8%	2.6%
Allowance for credit losses for credit card balances as a percentage of total credit card balances(3)	2.9	2.5	2.5
Allowance for credit losses for credit card balances as a percentage of impaired credit card balances(3)	171.0	141.3	97.7
Net charge-offs as a percentage of total credit card balances(3)	3.5	3.3	2.6

(1)	The amounts for 2012 include only Woori Bank (including its former credit card operations) and Woori Investment Bank, which accounted for a substantial majority of our continuing operations.
(2)	The amounts for 2013 and 2014 include only continuing operations.
(3)	Includes corporate credit card balances.

During 2014, impaired credit card balances as a percentage of total credit card balances increased due to the inclusion of restructured loans in impaired credit card balances starting from 2014. However, we calculate allowance for credit losses for credit card balances based on a statistical analysis of historical information for all credit card receivables. There was an improvement in the overall mix of our non-impaired credit card balances in 2014 compared to 2013, including as a result of an increase in new credit card balances as well as a reduction in the average number of days that outstanding credit card balances were in arrears. Due to such improvement, our overall allowance for credit losses on credit card balances increased at a slower pace than the increase in impaired credit card balances. As a result, allowance for credit losses for credit card balances as a percentage of impaired credit card balances decreased, while such allowance as a percentage of total credit card balances remained stable.

During 2013, impaired credit card balances as a percentage of total credit card balances increased as a result of an increase in impaired credit card balances. However, there was an improvement in the overall mix of our non-impaired credit card balances in 2013 compared to 2012, including as a result of a reduction in the average number of days such balances were in arrears. Such improvement caused a reduction in the incurred but not identified allowance for credit losses on non-impaired credit card balances. The decrease in allowance for credit losses on non-impaired credit card balances more than offset the increase in allowance for credit losses caused by the increase in impaired credit card balances. This resulted in a decrease in allowance for credit losses for credit card balances as a percentage of both total and impaired credit card balances.

Net Fees and Commissions Income

The following table shows, for the periods indicated, the components of our net fees and commissions income:

	Year ended December 31,						Percentage change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Fees and commissions income	￦	1,687	￦	1,565	￦	1,598	(7.2)%	2.1%
Fees and commissions expense		(498)		(639)		(681)	28.3	6.6

Total fees and commissions income, net	￦	1,189	￦	926	￦	917	(22.1)%	(1.0)%

Comparison of 2014 to 2013

Our net fees and commissions income decreased 1.0% from ￦926 billion in 2013 to ￦917 billion in 2014, as a 6.6% increase in fees and commissions expense from ￦639 billion in 2013 to ￦681 billion in 2014 outpaced a 2.1% increase in fees and commissions income from ￦1,565 billion in 2013 to ￦1,598 billion in 2014. The 6.6% increase in fees and commissions expense was primarily due to an 8.4% increase in credit card commissions from ￦512 billion in 2013 to ￦555 billion in 2014, which mainly reflected an increase in the volume of credit card transactions as well as an increase in credit card issuances. The 2.1% increase in fees and commissions income was mainly the result of an 11.7% increase in credit card fees from ￦669 billion in 2013 to ￦747 billion in 2014, which primarily reflected the increase in the volume of credit card transactions and the increase in credit card issuances.

For further information regarding our net fees and commission income, see Note 35 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2013 to 2012

Our net fees and commissions income decreased 22.1% from ￦1,189 billion in 2012 to ￦926 billion in 2013, as the effect of a 28.3% increase in fees and commissions expense from ￦498 billion in 2012 to ￦639 billion in 2013 was enhanced by a 7.2% decrease in fees and commissions income from ￦1,687 billion in 2012 to ￦1,565 billion in 2013. The 28.3% increase in fees and commissions expense was primarily due to a 30.2% increase in credit card commissions from ￦393 billion in 2012 to ￦512 billion in 2013, which mainly reflected an increase in miscellaneous credit card commissions paid as a result of new businesses commenced by Woori Card after its spin-off, as well as a 20.0% increase in fees paid from ￦98 billion in 2012 to ￦117 billion in 2013, which was mainly attributable to an increase in fees paid relating to such businesses. The 7.2% decrease in fees and commissions income was mainly the result of a 9.1% decrease in banking fees from ￦738 billion in 2012 to ￦671 billion in 2013, which primarily reflected a decrease in sales commissions received for bancassurance products.

For further information regarding our net fees and commission income, see Note 35 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Gain on Financial Assets

The following table shows, for the periods indicated, the components of our net gain on financial assets:

	Year ended December 31,						Percentage change
	2012		2013		2014		2013/2012		2014/2013
	(in billions of Won)						(%)
Gain (loss) on financial assets at fair value through profit or loss, net	￦	(365)	￦	124	￦	190	N/M	(1)	53.2%
Gain (loss) on available-for-sale financial assets, net(2)		533		(85)		(69)	N/M	(1)	(18.8)

Total net gain (loss) on financial assets	￦	168	￦	39	￦	121	(76.8)%		210.3%

(1)	N/M = not meaningful.
(2)	Includes impairment losses on available-for-sale financial assets of ￦118 billion in 2012, ￦145 billion in 2013 and ￦241 billion in 2014.

Comparison of 2014 to 2013

Our net gain on financial assets increased 210.3% from ￦39 billion in 2013 to ￦121 billion in 2014, primarily as a result of a 53.2% increase in net gain on financial assets at fair value through profit or loss from ￦124 billion in 2013 to ￦190 billion in 2014, the effect of which was enhanced by an 18.8% decrease in net loss on available-for-sale financial assets from ￦85 billion in 2013 to ￦69 billion in 2014.

The 53.2% increase in net gain on financial assets at fair value through profit or loss was principally due to a change in net gain (loss) on financial assets designated at fair value through profit or loss, from a net loss of ￦6 billion in 2013 to a net gain of ￦28 billion in 2014, which was enhanced by a 24.6% increase in gains on financial assets held for trading from ￦130 billion in 2013 to ￦162 billion in 2014. The change in net gain (loss) on financial assets designated at fair value through profit or loss resulted mainly from a change in net gain (loss) on compound financial instruments from a net loss of ￦8 billion in 2013 to a net gain of ￦17 billion in 2014, as well as a 266.7% increase in gain on other financial instruments from ￦3 billion in 2013 to ￦11 billion in 2014. For further information regarding our net gain (loss) on financial assets at fair value through profit or loss, see Note 37 of the notes to our consolidated financial statements included elsewhere in this annual report.

The 18.8% decrease in net loss on available-for-sale financial assets was principally due to a 191.5% increase in gains on transactions of available-for-sale securities from ￦59 billion in 2013 to ￦172 billion in 2014, which mainly reflected an increase in gains on transactions of money market funds and beneficiary certificates. Such decrease was partially offset by a 66.2% increase in impairment loss on available-for-sale securities from ￦145 billion in 2013 to ￦241 billion in 2014, which was attributable mainly to an increase in impairment losses recognized on our holdings of the equity securities of Taihan Electric Wire Co., Ltd.

Unrealized gains and losses (other than impairment losses) on available-for-sale financial assets are recorded in our statement of financial position as part of accumulated other comprehensive income, under other equity. In 2014, we recognized a net loss on valuation of available-for-sale financial assets of ￦76 billion as part of other comprehensive income (loss) net of tax.

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

The change in net gain (loss) on financial assets at fair value through profit or loss was principally due to a change in net gain (loss) on financial assets held for trading, from a net loss of ￦327 billion in 2012 to a net gain of ￦130 billion in 2013. The change in net gain (loss) on financial assets held for trading resulted mainly from a change in net gain (loss) on transaction of derivatives held for trading from a net loss of ￦201 billion in 2012 to a net gain of ￦166 billion in 2013, driven mainly by a change in net gain (loss) on transaction of currency derivatives from a net loss of ￦145 billion in 2012 to a net gain of ￦216 billion in 2013. The effect of this change was enhanced by a change in net gain (loss) on valuation of derivatives held for trading from a net loss of ￦159 billion in 2012 to a net gain of ￦2 billion in 2013, resulting mainly from an 80.9% decrease in loss on valuation of currency derivatives from ￦199 billion in 2012 to ￦38 billion in 2013. For further information regarding our net gain (loss) on financial assets at fair value through profit or loss, see Note 37 of the notes to our consolidated financial statements included elsewhere in this annual report.

In 2013, we recognized a net loss on valuation of available-for-sale financial assets of ￦51 billion as part of other comprehensive income (loss) net of tax.

Net Other Operating Expense

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year ended December 31,						Percentage change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Other operating income	￦	2,761	￦	3,107	￦	2,257	12.5%	(27.4)%
Other operating expenses		(5,719)		(6,135)		(5,890)	7.3	(4.0)

Total net other operating expenses	￦	(2,958)	￦	(3,028)	￦	(3,633)	2.4%	20.0%

Comparison of 2014 to 2013

Our net other operating expenses increased 20.0% from ￦3,028 billion in 2013 to ￦3,633 billion in 2014, as the effect of a 4.0% decrease in other operating expenses from ￦6,135 billion in 2013 to ￦5,890 billion in 2014 was more than offset by a 27.4% decrease on other operating income from ￦3,107 billion in 2013 to ￦2,257 billion in 2014.

Other operating income includes principally gains on transaction of foreign exchange, gains on disposal of loans and receivables, gains on fair value of hedged items and miscellaneous other operating income. The 27.4% decrease in other operating income was attributable mainly to a 26.8% decrease in gains on transaction of foreign exchange from ￦2,573 billion in 2013 to ￦1,884 billion in 2014. This decrease, which was principally due to reduced exchange rate volatility in 2014, was partially offset by a decrease in loss on transaction of foreign exchange which is recorded as part of other operating expenses. On a net basis, our net gain (loss) on transaction of foreign exchange changed from a net gain of ￦133 billion in 2013 to a net loss of ￦19 billion in 2014. The decrease in gains on transaction of foreign exchange was enhanced by a 52.5% decrease in other miscellaneous operating income from ￦280 billion in 2013 to ￦133 billion in 2014, which was attributable mainly to a 52.3% decrease in amounts to be received from other creditor financial institutions under the terms of borrower debt restructuring programs from ￦216 billion in 2013 to ￦103 billion in 2014.

Other operating expenses include principally administrative expenses (which in turn mainly include short term salaries and other employee benefits, rent and depreciation and amortization, among others), losses on transaction of foreign exchange, contributions to miscellaneous funds, deposit insurance premiums, losses on hedging derivatives and miscellaneous other operating expenses. The 4.0% decrease in other operating expenses was primarily the result of a 28.2% decrease in loss on transaction of foreign exchange from ￦2,439 billion in 2013 to ￦1,902 billion in 2014, which reflected reduced exchange rate volatility during 2014. This decrease was more than offset by a decrease in gains on transaction of foreign exchange, which is recorded as part of other operating income as discussed above. The decrease in loss on transaction of foreign exchange was enhanced by an 82.5% decrease in losses related to derivatives from ￦120 billion in 2013 to ￦21 billion in 2014, which also mainly reflected reduced exchange rate volatility during 2014. Such decreases were offset in part by a more than three-fold increase in other miscellaneous operating expenses from ￦74 billion in 2013 to ￦293 billion in 2014, as well as a 2.0% increase in administrative expenses from ￦2,902 billion in 2013 to ￦2,959 billion in 2014. Such increase in other miscellaneous operating income was primarily due to a more than six-fold increase in amounts payable to other creditor financial institutions under the terms of borrower debt restructuring programs from ￦35 billion in 2013 to ￦218 billion in 2014. Such increase in administrative expenses was attributable mainly to a 2.0% increase in employee benefits from ￦1,714 billion in 2013 to ￦1,748 billion in 2014, as well as a 15.1% increase in rent from ￦231 billion in 2013 to ￦266 billion in 2014. The increase in employee benefits was primarily due to a 20.7% increase in redundancy payments from ￦58 billion in 2013 to ￦70 billion in 2014, resulting mainly from an increase in the number of retiring branch managers in connection with the wage peak system, as well as a 4.0% increase in other short term employee benefits from ￦346 billion in 2013 to ￦360 billion in 2014, principally reflecting an increase in miscellaneous physical training fringe benefits. The increase in rent was primarily due to leases of new locations for branches, including at Gimpo Airport.

For further information regarding our net other operating expense, see Note 40 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

For further information regarding our net other operating expense, see Note 40 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Other Non-operating Income

The following table shows, for the periods indicated, the components of our net other non-operating income:

	Year ended December 31,						Percentage change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Other non-operating income		￦ 148	￦	145	￦	134	(2.0)%	(7.6)%
Other non-operating expenses		(104)		(96)		(130)	(7.7)	35.4

Total net other non-operating income (expenses)	￦	44	￦	49	￦	4	11.4%	(91.8)%

Comparison of 2014 to 2013

Our net other non-operating income decreased 91.8% from ￦49 billion in 2013 to ￦4 billion in 2014, as the effect of a 35.4% increase in other non-operating expenses from ￦96 billion in 2013 to ￦130 billion in 2014 was enhanced by a 7.6% decrease in other non-operating income from ￦145 billion in 2013 to ￦134 billion in 2014.

Other non-operating income includes principally gains on disposal of investment in joint ventures and associates, gains on disposal of premises and equipment and other assets, rental income and miscellaneous other non-operating income. The 7.6% decrease in other non-operating income was attributable mainly to a 15.5% decrease in miscellaneous other non-operating income from ￦110 billion in 2013 to ￦93 billion in 2014.

Other non-operating expenses include principally donations, expenses on investment properties, losses on disposal of investment in joint ventures and associates and miscellaneous other non-operating expenses. The 35.4% increase in other non-operating expenses was attributable mainly to a 106.3% increase in miscellaneous other non-operating expenses from ￦32 billion in 2013 to ￦66 billion in 2014.

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

Comparison of 2014 to 2013

Income tax expense increased 722.9 % from ￦35 billion in 2013 to ￦288 billion in 2014, mainly as a result of an increase in our net income before income tax expense, as well as an increase in non-deductible expenses. The statutory tax rate was 24.2% for pre-tax income over ￦20 billion in 2013 and 2014. Our effective tax rate was 12.2% in 2013 and 34.5 % in 2014. See Note 42 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2013 to 2012

Income tax expense decreased 90.2% from ￦357 billion in 2012 to ￦35 billion in 2013, mainly as a result of a decrease in our net income before income tax expense. The statutory tax rate was 24.2% for pre-tax income over ￦20 billion in 2012 and 2013. Our effective tax rate was 21.6% in 2012 and 12.2% in 2013. See Note 42 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Income from Continuing Operations

Due to the factors described above, we recorded net income from continuing operations of ￦546 billion in 2014, compared to ￦253 billion in 2013 and ￦1,281 billion in 2012.

Net Income (Loss) from Discontinued Operations

The Korean government, which currently owns 51.04% of our outstanding common stock through the KDIC, has been implementing a privatization plan with respect to Woori Finance Holdings and its former subsidiaries, including us. See “Item 4A. History and Development of the Company—Privatization Plan.” In light of the dispositions of such former subsidiaries under the privatization plan, which were completed during 2014, Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I were classified as a disposal group held for distribution or sale, and their operations were accounted for as discontinued operations, in our consolidated financial statements as of and for the year ended December 31, 2013, as well as in our consolidated statement of comprehensive income for the year ended December 31, 2014, included in this annual report. Similarly, our consolidated statement of comprehensive income for the year ended December 31, 2012 included in this annual report was restated to account for such entities as discontinued operations.

For further information regarding the accounting treatment of our discontinued operations, see Notes 46 and 47 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2014 to 2013

Net income (loss) from discontinued operations changed from a net loss of ￦966 billion in 2013 to net income of ￦662 billion in 2014. Such change was attributable primarily to the impairment losses of ￦793 billion recognized in 2013 on the disposal group held for sale (comprising Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I), as well as certain income tax expense amounts recognized in 2013 in connection with the planned spin-off of the disposal group held for distribution (comprising Kwangju Bank and Kyongnam Bank), as discussed below, both of which were not repeated in 2014. The effect of these changes was enhanced by the recognition in 2014 of ￦577 billion of income tax benefit with respect to the disposal group held for distribution, due mainly to the reversal in 2014 of the income tax expense amounts recognized in 2013 in connection with the planned spin-off of such disposal group, as a result of the adoption and effectiveness prior to such spin-off in May 2014 of an amendment to the Tax Reduction and Exemption Control Act of Korea that allowed the spin-off to be recognized as a tax-free transaction.

Comparison of 2013 to 2012

Net income (loss) from discontinued operations changed from net income of ￦567 billion in 2012 to a net loss of ￦966 billion in 2013. Such change was attributable primarily to impairment losses of ￦793 billion recognized in 2013 on the disposal group held for sale (comprising Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I), as well as an increase in income tax expense on the disposal group held for distribution (comprising Kwangju Bank and Kyongnam Bank) from ￦88 billion in 2012 to ￦639 billion in 2013. The impairment losses recognized in 2013 on the disposal group held for sale reflected the fact that the carrying value of the net assets of such group as of December 31, 2013 exceeded their net fair value, as measured based on the bid prices submitted by the preferred bidders for such group in late 2013. The increase in income tax expense in 2013 on the disposal group held for distribution was primarily due to the recognition as income tax expense in 2013 of certain Korean taxes that may have been imposed on us in connection with the spin-off of such disposal group, if a proposed amendment to the Tax Reduction and Exemption Control Act of Korea that would allow the planned spin-off to be recognized as a tax-free transaction had not been adopted by the Korean National Assembly or had not become effective prior to the date of the spin-off.

Net Income (Loss)

Overall, we recorded net income of ￦1,208 billion in 2014, compared to a net loss of ￦713 billion in 2013 and net income of ￦1,847 billion in 2012.

Results by Principal Business Segment

We compile and analyze financial information for our business segments based upon segment information used by our management for the purposes of resource allocation and performance evaluation. We currently have five operational business segments: consumer banking, corporate banking, investment banking, capital markets and other operations.

The following table shows, for the periods indicated, our results of operations by segment, excluding discontinued operations for all years:

	Net income Year ended December 31,						Total operating income(1) Year ended December 31,
	2012		2013		2014		2012		2013		2014
	(in billions of Won)
Consumer banking	￦	392	￦	110	￦	84	￦	537	￦	159	￦	127
Corporate banking		433		(26)		516		574		(24)		673
Investment banking		18		(23)		(51)		(1)		(68)		(108)
Capital markets		(14)		36		(8)		(18)		13		11
Other operations(2)		503		1,521		1,843		596		345		383

Total(3)	￦	1,332	￦	1,618	￦	2,384	￦	1,688	￦	425	￦	1,086

(1)	Comprises net interest income, net non-interest income, administrative expenses and impairment losses on credit losses.
(2)

In April 2013, we effected a horizontal spin-off of our credit card business, the results of operations of which were previously dispersed among the consumer banking, corporate banking and other operations segments. After the spin-off, our credit card business is included in the other operations segment.

(3)	Before adjustments for inter-segment transactions (other than inter-segment loans and borrowings) and certain differences in classification under our management reporting system.

Consumer Banking

This segment consists of our consumer banking operations. In April 2013, we effected a horizontal spin-off of our credit card business to a new subsidiary, Woori Card, after which our credit card business, most of which had previously been included in this segment, was reclassified as part of the other operations segment. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Income statement data
Interest income	￦	4,091	￦	3,233	￦	3,032	(21.0)%	(6.2)%
Interest expense		(1,856)		(1,653)		(1,591)	(10.9)	(3.8)
Inter-segment		(135)		(75)		(49)	(44.4)	(34.7)

Net interest income		2,100		1,505		1,392	(28.3)	(7.5)

Non-interest income		687		646		724	(6.0)	12.1
Non-interest expense		(473)		(244)		(250)	(48.4)	2.5
Inter-segment		14		14		20	—	42.9

Net non-interest income		228		416		494	82.5	18.8

Administrative expenses		(1,673)		(1,643)		(1,700)	(1.8)	3.5
Impairment losses on credit loss and others(1)		(118)		(119)		(59)	0.9	(50.4)

Total other expenses		(1,791)		(1,762)		(1,759)	(1.6)	(0.2)

Operating income		537		159		127	(70.4)	(20.1)

Net non-operating loss		(19)		(14)		(15)	(26.3)	7.1

Net income before tax		518		145		111	(72.0)	(23.5)

Income tax expense		(126)		(35)		(27)	(72.2)	(22.9)

Net income	￦	392	￦	110	￦	84	(71.9)%	(23.6)%

(1)	Consist of impairment losses on credit loss, gain (loss) on loan sales and provisions (reversal of provisions).

Comparison of 2014 to 2013

Our net income before tax for this segment decreased 23.5% from ￦145 billion in 2013 to ￦111 billion in 2014. Net income after tax also decreased 23.6% from ￦110 billion in 2013 to ￦84 billion in 2014.

Interest income for this segment decreased 6.2% from ￦3,233 billion in 2013 to ￦3,032 billion in 2014, primarily due to a decrease in the average yield on general purpose household loans (including home equity loans), mainly reflecting the decrease in the general level of interest rates in Korea in 2014, as well as a decrease in the average balance of such loans. The effect of such decreases was offset in part by an increase in the average balance of mortgage loans, mainly reflecting increased demand for such loans, which in turn was partially offset by a decrease in the average yield on such loans.

Interest expense attributable to this segment decreased 3.8% from ￦1,653 billion in 2013 to ￦1,591 billion in 2014. The decrease in interest expense was primarily due to a decrease in the average cost of time and savings deposits held by consumers, which was mainly attributable to the decrease in the general level of interest rates in Korea in 2014.

Impairment losses on credit loss and others for this segment decreased 50.4% from ￦119 billion in 2013 to ￦59 billion in 2014, primarily as a result of a decrease in provisions for credit losses, net of reversal of allowance for credit losses, mainly reflecting an overall improvement in the asset quality of our consumer loan portfolio, as well as a significant decrease in provisions for credit losses on mortgage loans.

Non-interest income attributable to this segment increased 12.1% from ￦646 billion in 2013 to ￦724 billion in 2014, primarily due to an increase in gains on transaction of foreign exchange.

Non-interest expense for this segment increased 2.5% from ￦244 billion in 2013 to ￦250 billion in 2014, primarily as a result of an increase in losses on transaction of foreign exchange.

Administrative expenses attributable to this segment increased 3.5% from ￦1,643 billion in 2013 to ￦1,700 billion in 2014, primarily due to an increase in salaries paid to our employees in this segment.

Comparison of 2013 to 2012

Our net income before tax for this segment decreased 72.0% from ￦518 billion in 2012 to ￦145 billion in 2013. Net income after tax also decreased 71.9% from ￦392 billion in 2012 to ￦110 billion in 2013.

Interest income for this segment decreased 21.0% from ￦4,091 billion in 2012 to ￦3,233 billion in 2013, primarily due to a decrease in the average yield on general purpose household loans (including home equity loans), mainly reflecting the decrease in the general level of interest rates in Korea in 2013 and a decrease in the average balance of such loans, as well as a decrease in interest income from credit card receivables due to the exclusion of our credit card business from this segment after the spin-off of such business in April 2013. The effect of such decreases was offset in part by an increase in the average balance of mortgage loans, mainly reflecting increased demand for such loans, which in turn was partially offset by a decrease in the average yield on such loans.

Interest expense attributable to this segment decreased 10.9% from ￦1,856 billion in 2012 to ￦1,653 billion in 2013. The decrease in interest expense was primarily due to a decrease in the average cost of time and savings deposits held by consumers, which was mainly attributable to the decrease in the general level of interest rates in Korea in 2013.

Impairment losses on credit loss and others for this segment remained relatively constant at ￦119 billion in 2013 compared to ￦118 billion in 2012.

Non-interest income attributable to this segment decreased 6.0% from ￦687 billion in 2012 to ￦646 billion in 2013, primarily due to a decrease in gains on transaction of foreign exchange.

Non-interest expense for this segment decreased 48.4% from ￦473 billion in 2012 to ￦244 billion in 2013, primarily as a result of decreases in credit card commissions and losses on transaction of foreign exchange.

Administrative expenses attributable to this segment decreased 1.8% from ￦1,673 billion in 2012 to ￦1,643 billion in 2013, primarily due to decreases in salaries paid to our employees in this segment, as well as in supplies expenses.

Corporate Banking

This segment consists of our corporate banking (including small- and medium-sized enterprise banking and large corporate banking) operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Income statement data
Interest income	￦	4,688	￦	3,833	￦	3,637	(18.2)%	(5.1)%
Interest expense		(2,821)		(2,283)		(2,192)	(19.1)	(4.0)
Inter-segment		534		397		297	(25.7)	(25.2)

Net interest income		2,401		1,947		1,742	(18.9)	(10.5)
Non-interest income		972		519		439	(46.6)	(15.4)
Non-interest expense		(525)		(100)		(14)	(81.0)	(86.0)
Inter-segment		21		25		29	19.1	16.0

Net non-interest income		468		444		454	(5.1)	2.3
Administrative expenses		(811)		(832)		(835)	2.6	0.4
Impairment losses on credit loss and others(1)		(1,484)		(1,583)		(688)	6.7	(56.5)

Total other expenses		(2,295)		(2,415)		(1,523)	5.2	(36.9)

Operating income (loss)		574		(24)		673	N/M (2)	N/M (2)

Net non-operating loss		(3)		(10)		(3)	233.3	(70.0)

Net income (loss) before tax		571		(34)		670	N/M (2)	N/M (2)

Income tax expense		(138)		8		(154)	N/M (2)	N/M (2)

Net income (loss)	￦	433		￦ (26)	￦	516	N/M (2)	N/M (2)

(1)	Consist of impairment losses on credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(2)	N/M = not meaningful.

Comparison of 2014 to 2013

Our net income (loss) before tax for this segment changed from a net loss of ￦34 billion in 2013 to net income of ￦670 billion in 2014. Net income (loss) after tax also changed from a net loss of ￦26 billion in 2013 to net income of ￦516 billion in 2014.

Interest income for this segment decreased 5.1% from ￦3,833 billion in 2013 to ￦3,637 billion in 2014, primarily due to a decrease in average yields on commercial and industrial and other commercial loans, mainly reflecting the decrease in the general level of interest rates in Korea in 2014, the effect of which was partially offset by an increase in the average balance of commercial and industrial loans.

Interest expense attributable to this segment, which consists mainly of interest expense on corporate deposits, borrowings and debentures, decreased 4.0% from ￦2,283 billion in 2013 to ￦2,192 billion in 2014. The decrease in interest expense was primarily due to a decrease in the average cost of time and savings deposits held by corporate customers, which was mainly attributable to the decrease in the general level of interest rates in Korea in 2014.

Net interest income from inter-segment transactions for this segment decreased 25.2% from ￦397 billion in 2013 to ￦297 billion in 2014, principally as a result of a decrease in the average yield on loans to other segments, which mainly reflected the decrease in the general level of interest rates in Korea in 2014.

Impairment losses on credit loss and others for this segment decreased 56.5% from ￦1,583 billion in 2013 to ￦688 billion in 2014, primarily as a result of a decrease in provisions for credit losses, net of reversal of allowance for credit losses, mainly reflecting an overall improvement in the asset quality of our corporate loan portfolio.

Non-interest income attributable to this segment decreased 15.4% from ￦519 billion in 2013 to ￦439 billion in 2014, primarily due to decreases in gains on transaction of foreign exchange and commission received on foreign exchange.

Non-interest expense for this segment decreased 86.0% from ￦100 billion in 2013 to ￦14 billion in 2014, primarily as a result of a decrease in losses on transaction of foreign exchange.

Administrative expenses attributable to this segment remained relatively stable at ￦835 billion in 2014 compared to ￦832 billion in 2013.

Comparison of 2013 to 2012

Our net income (loss) before tax for this segment changed from net income of ￦571 billion in 2012 to a net loss of ￦34 billion in 2013. Net income (loss) after tax also changed from net income of ￦433 billion in 2012 to a net loss of ￦26 billion in 2013.

Interest income for this segment decreased 18.2% from ￦4,688 billion in 2012 to ￦3,833 billion in 2013, primarily due to decreases in average yields on commercial and industrial and trade financing loans, mainly reflecting the decrease in the general level of interest rates in Korea in 2013, as well as a decrease in the average balance of other commercial loans. The effect of such decreases was offset in part by an increase in the average balance of commercial and industrial loans, primarily due to increased demand for working capital loans from large corporate borrowers.

Interest expense attributable to this segment decreased 19.1% from ￦2,821 billion in 2012 to ￦2,283 billion in 2013. The decrease in interest expense was primarily due to a decrease in the average cost of time and savings deposits held by corporate customers, which was mainly attributable to the decrease in the general level of interest rates in Korea in 2013.

Net interest income from inter-segment transactions for this segment decreased 25.7% from ￦534 billion in 2012 to ￦397 billion in 2013, principally as a result of a decrease in the average yield on loans to other segments, which mainly reflected the decrease in the general level of interest rates in Korea in 2013.

Impairment losses on credit loss and others for this segment increased 6.7% from ￦1,484 billion in 2012 to ￦1,583 billion in 2013, primarily as a result of an overall deterioration in the asset quality of our corporate loan portfolio, reflecting continuing adverse economic conditions in Korea in 2013.

Non-interest income attributable to this segment decreased 46.6% from ￦972 billion in 2012 to ￦519 billion in 2013, primarily due to decreases in gains on transaction of foreign exchange and commission received on foreign exchange.

Non-interest expense for this segment decreased 81.0% from ￦525 billion in 2012 to ￦100 billion in 2013, primarily as a result of a decrease in losses on transaction of foreign exchange.

Administrative expenses attributable to this segment increased 2.6% from ￦811 billion in 2012 to ￦832 billion in 2013, primarily due to an increase in salaries paid to our employees in this segment.

Investment Banking

This segment consists of our investment banking operations, including principally project finance, structured finance, merger and acquisition financing and financial advisory services. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2012		2013		2014		2013/2012		2014/2013
	(in billions of Won)						(%)
Income statement data
Interest income	￦	337	￦	257	￦	199	(23.7)%		(22.6)%
Interest expense		—		(1)		—	N/M	(2)	(100.0)
Inter-segment		(331)		(236)		(198)	(28.7)		(16.1)

Net interest income		6		20		1	233.3		(95.0)
Non-interest income		340		402		348	18.2		(13.4)
Non-interest expense		(251)		(334)		(282)	33.1		(15.6)
Inter-segment		—		—		—	—		—

Net non-interest income		89		68		66	(23.6)		(2.9)
Administrative expenses		(18)		(17)		(14)	(5.6)		(17.7)
Impairment losses on credit loss and others(1)		(78)		(139)		(161)	78.2		15.8

Total other expenses		(96)		(156)		(175)	62.5		12.2

Operating loss		(1)		(68)		(108)	6,700.0		58.8

Net non-operating income		24		38		40	58.3		5.3

Net income (loss) before tax		23		(30)		(68)	N/M	(2)	126.7

Income tax expense		(5)		7		17	N/M	(2)	142.7

Net income (loss)		￦ 18		￦(23)		￦(51)	N/M	(2)	121.7

(1)	Consist of impairment losses on credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(2)	N/M = not meaningful.

Comparison of 2014 to 2013

Our net loss before tax for this segment increased 126.7% from ￦30 billion in 2013 to ￦68 billion in 2014. Net loss after tax also increased 121.7% from ￦23 billion in 2013 to ￦51 billion in 2014.

Interest income for this segment, which consists mainly of interest income from working capital loans, decreased 22.6% from ￦257 billion in 2013 to ￦199 billion in 2014, mainly reflecting the decrease in the general level of interest rates in Korea in 2014, as well as increases in deferred interest payments by certain companies and non-performing loans extended to certain companies.

Net interest expense on inter-segment transactions for this segment decreased 16.1% from ￦236 billion in 2013 to ￦198 billion in 2014, principally as a result of a decrease in the average cost of borrowings from other segments, which mainly reflected the decrease in the general level of interest rates in Korea in 2014.

Impairment losses on credit loss and others for this segment increased 15.8% from ￦139 billion in 2013 to ￦161 billion in 2014, primarily as a result of an increase in provisions for credit losses with respect to non-performing loans of certain companies.

Non-interest income attributable to this segment decreased 13.4% from ￦402 billion in 2013 to ￦348 billion in 2014, primarily due to decreases in gains on transaction of foreign exchange and gains relating to available-for-sale securities in foreign currencies.

Non-interest expense for this segment decreased 15.6% from ￦334 billion in 2013 to ￦282 billion in 2014, primarily as a result of decreases in losses on transaction of foreign exchange and losses related to derivatives.

Administrative expenses attributable to this segment decreased 17.7% from ￦17 billion in 2013 to ￦14 billion in 2014, primarily due to a decrease in salaries paid to our employees in this segment, principally reflecting a decrease in the number of such employees.

Comparison of 2013 to 2012

Our net income (loss) before tax for this segment changed from net income of ￦23 billion in 2012 to a net loss of ￦30 billion in 2013. Net income (loss) after tax also changed from net income of ￦18 billion in 2012 to a net loss of ￦23 billion in 2013.

Interest income for this segment decreased 23.7% from ￦337 billion in 2012 to ￦257 billion in 2013, primarily due to a decrease in interest on working capital loans, which mainly reflected the decrease in the general level of interest rates in Korea in 2013 and a decrease in the average balance of such loans.

Net interest expense on inter-segment transactions for this segment decreased 28.7% from ￦331 billion in 2012 to ￦236 billion in 2013, principally as a result of a decrease in the average cost of borrowings from other segments, which mainly reflected the decrease in the general level of interest rates in Korea in 2013.

Impairment losses on credit loss and others for this segment increased 78.2% from ￦78 billion in 2012 to ￦139 billion in 2013, primarily as a result of an increase in provisions for credit losses due to an overall deterioration in the asset quality of this segment, reflecting credit rating downgrades of certain borrowers.

Non-interest income attributable to this segment increased 18.2% from ￦340 billion in 2012 to ￦402 billion in 2013, primarily due to an increase in gains on transaction of foreign exchange, mainly reflecting higher exchange rate volatility in 2013.

Non-interest expense for this segment increased 33.1% from ￦251 billion in 2012 to ￦334 billion in 2013, primarily as a result of an increase in losses on transaction of foreign exchange, which mainly reflected higher exchange rate volatility in 2013.

Administrative expenses attributable to this segment remained relatively stable at ￦17 billion in 2013 compared to ￦18 billion in 2012.

Capital Markets

This segment consists of our core capital markets operations, including principally securities investment and trading of securities (other than available-for-sale securities), foreign exchange and derivatives. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Income statement data
Interest income	￦	289	￦	82	￦	26	(71.6)%	(68.3)%
Interest expense		(168)		(29)		—	(82.7)	(100.0)
Inter-segment		(33)		7		3	N/M (2)	(57.1)

Net interest income		88		60		29	31.8	(51.7)

Non-interest income		5,760		4,850		3,970	(15.8)	(18.1)
Non-interest expense		(5,778)		(4,857)		(3,978)	(15.9)	(18.1)
Inter-segment		—		—		—	—	—

Net non-interest expense		(18)		(7)		(8)	(61.1)	14.3

Administrative expenses		(24)		(22)		(16)	(8.3)	(27.3)
Impairment losses on credit loss and others(1)		(64)		(18)		6	(71.9)	N/M (2)

Total other expenses		(88)		(40)		(10)	(54.6)	(75.0)

Operating income (loss)		(18)		13		11	N/M (2)	(15.4)

Net non-operating income (loss)		—		34		(21)	N/M (2)	N/M (2)

Net income (loss) before tax		(18)		47		(10)	N/M (2)	N/M (2)

Income tax expense		4		(11)		2	N/M (2)	N/M (2)

Net income (loss)	￦	(14)	￦	36	￦	(8)	N/M (2)	N/M (2)

(1)	Consist of impairment losses on credit loss, gain (loss) on loan sales and provisions (reversal of provisions).
(2)	N/M = not meaningful.

Comparison of 2014 to 2013

Our net income (loss) before tax for this segment changed from net income of ￦47 billion in 2013 to a net loss of ￦10 billion in 2014. Net income (loss) after tax also changed from net income of ￦36 billion in 2013 to a net loss of ￦8 billion in 2014.

Interest income for this segment, which consists mainly of interest income from held-for-trading securities, decreased 68.3% from ￦82 billion in 2013 to ￦26 billion in 2014, primarily due to the discontinuation of the former lending operations of our merchant banking unit in 2013 due to the expiration of the relevant license and decreases in the average balance and average interest rate of held-for-trading securities.

Interest expense attributable to this segment, which consists mainly of interest expense on savings deposits held by our merchant banking unit, decreased from ￦29 billion in 2013 to nil in 2014. The decrease in interest expense was primarily due to the discontinuation of the former deposit-taking operations of our merchant banking unit in 2013 due to the expiration of the relevant license.

Impairment losses on credit loss and others for this segment changed from a net loss of ￦18 billion in 2013 to net gain of ￦6 billion in 2014, primarily as a result of the reclassification of certain expenses related to a lawsuit from impairment losses on credit loss and others in 2013 to non-operating expenses in 2014.

Non-interest income attributable to this segment decreased 18.1% from ￦4,850 billion in 2013 to ￦3,970 billion in 2014, primarily due to decreases in gains related to derivatives and gains on held-for-trading securities.

Non-interest expense for this segment decreased 18.1% from ￦4,857 billion in 2013 to ￦3,978 billion in 2014, primarily as a result of decreases in losses related to derivatives and losses on transaction of foreign exchange.

Administrative expenses attributable to this segment decreased 27.3% from ￦22 billion in 2013 to ￦16 billion in 2014, primarily due to the discontinuation of the former operations of our merchant banking unit in 2013.

Net non-operating income (loss) for this segment changed from a net income of ￦34 billion in 2013 to a net loss of ￦21 billion in 2014, primarily as a result of the reclassification of certain expenses from impairment losses on credit loss and others to non-operating expenses in 2014, as described above.

Comparison of 2013 to 2012

Our net income (loss) before tax for this segment changed from a net loss of ￦18 billion in 2012 to net income of ￦47 billion in 2013. Net income (loss) after tax also changed from a net loss of ￦14 billion in 2012 to net income of ￦36 billion in 2013.

Interest income for this segment decreased 71.6% from ￦289 billion in 2012 to ￦82 billion in 2013, primarily due to a decrease in the average balance of held-for-trading securities, mainly reflecting a decrease in the volume of debt securities issued by corporations and financial institutions that we held for trading purposes.

Interest expense attributable to this segment decreased 82.7% from ￦168 billion in 2012 to ￦29 billion in 2013. The decrease in interest expense was primarily due to decreases in the volume of, and interest on, savings deposits held by our merchant banking unit.

Impairment losses on credit loss and others for this segment decreased 71.9% from ￦64 billion in 2012 to ￦18 billion in 2013, primarily as a result of an increase in provisions for credit losses in accordance with a change in credit risk adjustment standards for derivative products with respect to certain shipbuilding companies in 2012, which was not repeated in 2013 due to the refinancing of the relevant loans.

Non-interest income attributable to this segment decreased 15.8% from ￦5,760 billion in 2012 to ￦4,850 billion in 2013, primarily due to decreases in gains related to derivatives and gains on transaction of foreign exchange.

Non-interest expense for this segment decreased 15.9% from ￦5,778 billion in 2012 to ￦4,857 billion in 2013, primarily as a result of a decrease in losses related to derivatives.

Administrative expenses attributable to this segment remained relatively stable at ￦22 billion in 2013 compared to ￦24 billion in 2012.

Other Operations

Other operations include all of our operations not included in the other segments, including principally our credit card business, the operations of our Credit Management and Collection Department, our treasury operations involving transactions of available-for-sale securities and financing among financial institutions as well as the operations of all of our subsidiaries. In April 2013, we effected a horizontal spin-off of our credit card business to a new subsidiary, Woori Card, after which our credit card business, most of which had previously been included in the consumer banking segment, was reclassified as part of this segment. The following table shows, for the periods indicated, our income statement data for this segment:

	Year ended December 31,						Percentage change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,866	￦	1,925	￦	1,988	3.2%	3.3%
Interest expense		(1,333)		(1,163)		(1,100)	(12.8)	(5.4)
Inter-segment		(35)		(92)		(52)	162.9	(43.5)

Net interest income		498		670		836	34.5	24.8
Non-interest income		2,745		3,522		2,951	28.3	(16.2)
Non-interest expense		(1,971)		(2,954)		(2,554)	49.9	(13.5)
Inter-segment		(34)		(40)		(49)	17.7	22.5

Net non-interest income		740		528		347	(28.7)	(34.3)
Administrative expenses		(451)		(586)		(627)	29.9	7.0
Impairment losses on credit loss and others(1)		(191)		(268)		(173)	40.3	(35.5)

Total other expenses		(642)		(853)		(800)	32.9	(6.2)

Operating income		596		345		383	(42.1)	11.0

Net non-operating income		75		1,662		1,586	2,116.0	(4.6)

Net income before tax		671		2,007		1,969	199.1	(1.9)

Income tax expense		(168)		(486)		(126)	189.3	(74.1)

Net income	￦	503	￦	1,521	￦	1,843	202.4%	21.2%

(1)	Consist of impairment losses on credit loss, gain (loss) on loan sales and provisions (reversal of provisions).

Comparison of 2014 to 2013

Our net income before tax for this segment decreased 1.9% from ￦2,007 billion in 2013 to ￦1,969 billion in 2014. Net income after tax increased 21.2% from ￦1,521 billion in 2013 to ￦1,843 billion in 2014.

Interest income for this segment, which mainly includes interest income on credit card receivables, due from banks and certain other loans and financial assets, increased 3.3% from ￦1,925 billion in 2013 to ￦1,988 billion in 2014, primarily due to an increase in interest on credit card receivables, mainly reflecting an increase in the volume of credit card transactions and an increase in credit card issuances.

Interest expense attributable to this segment, which mainly includes interest expense on debentures, borrowings, call money and deposits due to customers, decreased 5.4% from ￦1,163 billion in 2013 to ￦1,100 billion in 2014. The decrease in interest expense was primarily due to decreased funding costs for this segment in light of the lower interest rate environment in Korea in 2014.

Impairment losses on credit loss and others for this segment decreased 35.5% from ￦268 billion in 2013 to ￦173 billion in 2014, primarily as a result of an overall improvement in the asset quality of assets held by our subsidiaries, our Credit Management and Collection Department and our Treasury Department included in this segment, the effect of which was offset in part by increased provisions in respect of credit card receivables.

Non-interest income attributable to this segment, which mainly includes gains on transaction of foreign exchange, gains on fair value hedged items, gains on transactions of derivatives and other credit card related income, decreased 16.2% from ￦3,522 billion in 2013 to ￦2,951 billion in 2014, primarily due to decreases in gains on transactions of foreign exchange and derivatives, mainly reflecting lower exchange rate volatility in 2014. Such decreases were partially offset by an increase in credit card commissions, mainly reflecting an increase in the volume of credit card transactions and the increase in credit card issuances.

Non-interest expense for this segment, which mainly includes losses on transaction of foreign exchange, losses on fair value hedged items, losses on transactions of derivatives and other credit card related expenses and fees, decreased 13.5% from ￦2,954 billion in 2013 to ￦2,554 billion in 2014, primarily as a result of decreases in losses on transaction of foreign exchange and losses on transactions of derivatives, mainly reflecting lower exchange rate volatility in 2014. Such decrease was partially offset by an increase in credit commissions, mainly reflecting an increase in the volume of credit card transactions and the increase in credit card issuances.

Administrative expenses attributable to this segment increased 7.0% from ￦586 billion in 2013 to ￦627 billion in 2014, primarily due to increases in redundancy payments, rent and service charges.

Comparison of 2013 to 2012

Our net income before tax for this segment increased 199.1% from ￦671 billion in 2012 to ￦2,007 billion in 2013. Net income after tax also increased 202.4% from ￦503 billion in 2012 to ￦1,521 billion in 2013.

Interest income for this segment increased 3.2% from ￦1,866 billion in 2012 to ￦1,925 billion in 2013, primarily due to an increase in interest income from credit card receivables due to the inclusion of our credit card business in this segment after the spin-off of such business in April 2013.

Interest expense attributable to this segment decreased 12.8% from ￦1,333 billion in 2012 to ￦1,163 billion in 2013. The decrease in interest expense was primarily due to a decrease in the average cost of time and savings deposits included in this segment, which was mainly attributable to the decrease in the general level of interest rates in Korea in 2014.

Impairment losses on credit loss and others for this segment increased 40.3% from ￦191 billion in 2012 to ￦268 billion in 2013, primarily as a result of an increase in non-performing loans included in this segment, reflecting continuing adverse economic conditions in Korea in 2013.

Non-interest income attributable to this segment increased 28.3% from ￦2,745 billion in 2012 to ￦3,522 billion in 2013, primarily due to an increase in gains on transaction of foreign exchange, mainly reflecting higher exchange rate volatility in 2013, and an increase in credit card fees due to the inclusion of our credit card business in this segment after its spin-off.

Non-interest expense for this segment increased 49.9% from ￦1,971 billion in 2012 to ￦2,954 billion in 2013, primarily as a result of an increase in losses on transaction of foreign exchange, mainly reflecting higher exchange rate volatility in 2013, and an increase in credit card commissions due to the inclusion of our credit card business in this segment after its spin-off.

Administrative expenses attributable to this segment increased 29.9% from ￦451 billion in 2012 to ￦586 billion in 2013, primarily due to increases in salaries and retirement benefit service costs, which mainly reflected the inclusion of our credit card business in this segment after its spin-off.

Item 5B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage change
	2012		2013(1)		2014(1)		2013/2012	2014/2013
	(in billions of Won)						(%)
Cash and cash equivalents	￦	5,778	￦	5,478	￦	5,963	(5.2)%	8.9%
Financial assets at fair value through profit or loss		27,352		4,806		4,554	(82.4)	(5.2)
Available-for-sale financial assets		18,889		17,085		18,811	(9.6)	10.1
Held-to-maturity financial assets		18,685		12,039		13,044	(35.6)	8.3
Loans and receivables:
Due from banks		14,375		10,208		11,101	(29.0)	8.7
Loans in local currency		178,387		156,028		167,262	(12.5)	7.2
Loans in foreign currencies		10,454		9,997		11,281	(4.4)	12.8
Domestic banker’s letter of credit		5,241		4,959		5,712	(5.4)	15.2
Credit card accounts		4,501		4,206		5,110	(6.6)	21.5
Bills bought in local currency		888		186		259	(79.1)	39.2
Bills bought in foreign currencies		4,663		4,235		5,552	(9.2)	31.1
Factoring receivables		187		176		92	(5.9)	(47.7)
Advances for customers on guarantees		128		55		53	(57.0)	(3.6)
Privately placed bonds		1,448		485		333	(66.5)	(31.3)
Loans to be converted to equity securities		2		—		—	(100.0)	—
Finance leases		640		—		—	(100.0)	—
Loans for installment		1,811		—		—	(100.0)	—
Securitized loans		1,585		311		296	(80.4)	(4.8)
Loans secured by securities		1,231		—		—	(100.0)	—
Call loans		5,378		8,092		4,175	50.5	(48.4)
Bonds purchased under resale agreements		4,414		4,981		6,892	12.9	38.4
Other loans		303		326		412	7.6	26.4
Other receivables		18,205		11,004		7,451	(39.6)	(32.3)

		253,841		215,249		225,979	(15.2)	5.0
Less:
Allowance for credit losses		3,565		3,337		2,609	(6.4)	(21.8)

Total loans and receivables, net		250,276		211,912		223,370	(15.3)	5.4
Premises and equipment, net		3,186		2,536		2,501	(20.4)	(1.4)
Other assets(2)		2,936		1,837		1,914	(37.4)	4.2

Disposal group held for sale		—		34,685		—	—	(100.0)
Disposal group held for distribution		—		50,312		—	—	(100.0)

Total assets	￦	327,102	￦	340,690	￦	270,157	4.2%	(20.7)%

(1)	The amounts as of December 31, 2013 reflect the classification of certain former subsidiaries as a disposal group held for distribution or sale. See “—Overview—Privatization Plan.”
(2)

Includes investments in joint ventures and associates, investment properties, intangible assets and goodwill, current tax assets, deferred tax assets, derivative assets, assets held for sale and other assets.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2014 to 2013

Our total assets decreased 20.7% from ￦340,690 billion as of December 31, 2013 to ￦270,157 billion as of December 31, 2014, primarily as a result of the dispositions during 2014 of Kwangju Bank, Kyongnam Bank,

Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I pursuant to the privatization plan of the Korean government with respect to Woori Finance Holdings and its former subsidiaries. See “Item 4A. History and Development of the Company—Privatization Plan.”

Comparison of 2013 to 2012

Our total assets increased 4.2% from ￦327,102 billion as of December 31, 2012 to ￦340,690 billion as of December 31, 2013. However, the amounts for most asset categories decreased from December 31, 2012 to December 31, 2013, primarily as a result of the classification of Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I as a disposal group held for distribution or sale as of December 31, 2013, in light of their planned disposition pursuant to the privatization plan of the Korean government with respect to Woori Finance Holdings and its former subsidiaries. See “Item 4A. History and Development of the Company—Privatization Plan.”

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage change
	2012		2013(1)		2014(1)		2013/2012	2014/2013
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	10,986	￦	2,507	￦	2,675	(77.2)%	6.7%
Deposits due to customers		204,210		175,324		188,516	(14.2)	7.5
Borrowings		33,480		18,232		17,708	(45.5)	(2.9)
Debentures		27,960		21,678		24,796	(22.5)	14.4
Provisions		864		685		692	(20.7)	1.0
Other financial liabilities		25,544		19,914		16,890	(22.0)	(15.2)
Other liabilities(2)		1,025		543		787	(47.0)	44.9

Liabilities directly associated with disposal group held for sale		—		32,048		—	—	(100.0)
Liabilities directly associated with disposal group held for distribution to owners		—		46,882		—	—	(100.0)

Total liabilities		304,069		317,813		252,064	4.5	(20.7)

Equity:
Capital stock		4,030		4,030		3,381	—	(16.1)
Hybrid securities		498		498		2,539	—	409.8
Capital surplus		174		177		291	1.7	64.4
Other equity		112		(35)		(2,393)	N/M (3)	6,737.1
Retained earnings		13,881		13,113		14,165	(5.5)	8.0

Equity directly associated with disposal group held for sale		—		30		—	—	(100.0)
Equity directly associated with disposal group held for distribution to owners		—		36		—	—	(100.0)

Controlling interests		18,695		17,849		17,984	(4.5)	0.8

Non-controlling interests		4,338		5,028		110	15.9	(97.8)

Total equity		23,033		22,877		18,093	(0.7)	(20.9)

Total liabilities and equity	￦	327,102	￦	340,690	￦	270,157	4.2%	(20.7)%

(1)	The amounts as of December 31, 2013 reflect the classification of certain former subsidiaries as a disposal group held for distribution or sale. See “—Overview—Privatization Plan.”
(2)	Includes net defined benefit liability, current tax liabilities, deferred tax liabilities, derivative liabilities and other liabilities.
(3)	N/M = not meaningful.

For further information on our liabilities, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2014 to 2013

Our total liabilities decreased 20.7% from ￦317,813 billion as of December 31, 2013 to ￦252,064 billion as of December 31, 2014, primarily as a result of the dispositions during 2014 of Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I pursuant to the privatization plan of the Korean government with respect to Woori Finance Holdings and its former subsidiaries.

Our total equity decreased by 20.9% from ￦22,877 billion as of December 31, 2013 to ￦18,093 billion as of December 31, 2014, primarily as a result of such dispositions. See “Item 4A. History and Development of the Company—Privatization Plan.”

Comparison of 2013 to 2012

Our total liabilities increased 4.5% from ￦304,069 billion as of December 31, 2012 to ￦317,813 billion as of December 31, 2013. However, the amounts for most categories of liabilities decreased from December 31, 2012 to December 31, 2013, primarily as a result of the classification of the liabilities of Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I as liabilities directly associated with a disposal group held for distribution or sale as of December 31, 2013, in light of their planned disposition pursuant to the privatization plan of the Korean government with respect to Woori Finance Holdings and its former subsidiaries.

Our total equity decreased by 0.7% from ￦23,033 billion as of December 31, 2012 to ￦22,877 billion as of December 31, 2013. This decrease resulted principally from a decrease in our retained earnings, which was attributable to the net loss we generated in 2013. The decrease in total equity also reflected a decrease in other equity, including as a result of the classification of accumulated other comprehensive income of Kwangju Bank, Kyongnam Bank, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Asset Management, Woori Financial, Woori FG Savings Bank and Woori F&I as equity directly associated with a disposal group held for distribution or sale as of December 31, 2013, in light of their planned disposition. See “Item 4A. History and Development of the Company—Privatization Plan.”

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to ￦204,210 billion, ￦175,324 billion (excluding discontinued operations) and ￦188,516 billion as of December 31, 2012, 2013 and 2014, which represented approximately 76.7% , 81.3% and 80.7% of our total funding, respectively. We have historically been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through borrowings and debentures to meet our liquidity needs. Borrowings represented 12.6%, 8.5% (excluding discontinued operations) and 7.6% of our total funding as of December 31, 2012, 2013 and 2014, respectively. Debentures represented 10.5%, 10.0% (excluding discontinued operations) and 10.6% of our total funding as of December 31, 2012, 2013 and 2014, respectively. For further information on our sources of funding, see “Item 4B. Business Overview—Assets and Liabilities—Funding.”

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

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth our contractual obligations as of December 31, 2014:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Contractual obligations
Borrowing obligations(1)	￦	17,686	￦	13,175	￦	3,162	￦	744	￦	605
Debenture obligations(1)		26,688		10,833		8,644		2,288		4,923
Deposits(2)(3)		192,880		181,669		6,404		734		4,073
Capital (finance) lease obligations		32		14		18		—		—
Operating lease obligations		1,376		230		456		439		251
Purchase obligations		364		76		121		112		55
Employee severance plan obligations		1,952		30		84		136		1,702

Total	￦	240,978	￦	206,027	￦	18,889	￦	4,453	￦	11,609

(1)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding borrowings and debentures as of December 31, 2014. In order to calculate future interest payments on debts with floating rates, we used contractual interest rates as of December 31, 2014.

(2)	Comprising certificates of deposit, other time deposits and installment deposits.
(3)	Includes estimated future interest payments, which have been estimated using weighted average interest rates paid for 2014 for each deposit product category and their scheduled contractual maturities.

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

The following table sets forth our off-balance sheet guarantees and commitments (including discontinued operations) as of the dates indicated:

	As of December 31,
	2012		2013		2014
	(in billions of Won)
Confirmed guarantees	￦	9,769	￦	9,806	￦	9,274
Guarantees for loans		172		211		109
Acceptances		622		877		710
Letters of guarantee		124		173		126
Other confirmed guarantees		8,851		8,545		8,329
Unconfirmed guarantees		9,017		7,546		6,540
Local letters of credit		853		743		576
Import letters of credit		5,795		5,024		4,373
Other unconfirmed guarantees		2,369		1,779		1,590
Commercial paper purchase commitments and others		4,948		5,448		2,214
Loan commitments and others		98,029		93,874		93,699
Loans		91,363		90,728		89,638
Others		6,666		3,146		4,061

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as provisions in our statement of financial position. As of December 31, 2014, we had established provisions for possible losses of ￦600 billion with respect to our credit-related commitments.

Capital Adequacy

We are subject to the capital adequacy requirements of the Financial Services Commission. The requirements applicable prior to December 2013 were formulated based on Basel II, which was first published by the Basel Committee on Banking Supervision, Bank for International Settlements in 2004. The requirements applicable commencing in December 2013 pursuant to amended Financial Services Commission regulations promulgated in July 2013 were formulated based on Basel III, which was first introduced by the Basel Committee on Banking Supervision, Bank for International Settlements in December 2009. Under the amended Financial Services Commission regulations, all banks in Korea are required to maintain certain minimum ratios of Tier I common equity capital, total Tier I capital and total Tier I and Tier II capital to risk-weighted assets. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

If a bank fails to maintain its capital adequacy ratios, the Korean regulatory authorities may impose penalties on such bank ranging from a warning to suspension or revocation of its license. See “Item 3D. Risk Factors—Other risks relating to our business—We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.”

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2012, 2013 and 2014 based on IFRS and applicable regulatory reporting standards:

	As of December 31,
	2012(1)(2)		2013(1)		2014
	(in billions of Won, except percentages)
Tier I capital
Tier I common equity capital
Capital stock	￦	3,830	￦	2,983	￦	3,381
Capital surplus		812		735		291
Retained earnings		10,010		10,989		12,409
Non-controlling interests in consolidated subsidiaries		8		2		10
Others		(502)		(201)		(2,979)

Additional Tier I capital
Hybrid securities		1,682		2,143		2,463
Other equity		—		4		72

Total Tier I capital	￦	15,840	￦	16,655	￦	15,647

Tier II capital
Allowance for credit losses(3)	￦	1,106	￦	873	￦	1,102
Subordinated debt(4)		2,986		2,854		3,005
Valuation gain on investment securities		34		—		—
Others		538		1		1,104

Total Tier II capital	￦	4,664	￦	3,728	￦	5,211

Total Tier I and Tier II capital	￦	20,504	￦	20,383	￦	20,858

Risk-weighted assets
Credit risk-weighted assets	￦	128,679	￦	120,868	￦	135,698
Market risk-weighted assets		2,236		2,128		1,667
Operational risk-weighted assets		8,618		8,317		8,958

Total	￦	139,533	￦	131,313	￦	146,323

Tier I common equity capital ratio		—		11.05%		8.96%
Total Tier I capital ratio		11.35%		12.68%		10.69%
Tier II capital ratio		3.35%		2.84%		3.56%
Total Tier I and Tier II capital ratio		14.70%		15.52%		14.25%

(1)	The amounts as of December 31, 2012 and 2013 are amounts for Woori Bank, not Woori Finance Holdings.
(2)

With effect from December 1, 2013, the Financial Services Commission adopted amended guidelines that implemented capital adequacy requirements in Korea based on Basel III. Amounts and ratios as of December 31, 2012 were computed in accordance with previously applicable guidelines based on Basel II and therefore are not directly comparable to corresponding amounts and ratios as of December 31, 2013 and 2014.

(3)

Allowance for credit losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent such allowances represent up to 1.25% of risk-weighted assets.

(4)	Subordinated debt representing up to 50% of Tier I capital is used in the calculation of Tier II capital.

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

Board of Directors

Our board of directors has the ultimate responsibility for managing our affairs. The board currently comprises three standing directors, one non-standing director and six outside directors. Standing directors are directors who are our full-time executive officers, while non-standing directors and outside directors are directors who are not full-time executive officers. Outside directors represent a cross-section of respected and experienced members of the academic, financial, legal and corporate fields in Korea, and must also satisfy certain requirements under Korean law and our articles of incorporation to evidence their independence from us.

Our articles of incorporation provide that the board can have no less than five directors. Standing directors must comprise less than 50% of the total number of directors, and there must be at least three outside directors. Each director may be elected for a term of office not exceeding three years and may be re-elected, provided that each outside director may be elected for a term of office not exceeding two years and may be re-elected on an annual basis but may not serve in such office for more than five consecutive years. In addition, with respect to all directors, such term of office is extended until the close of the annual general meeting of shareholders convened in respect of the last fiscal year of the director’s term of office. These terms are subject to the Korean Commercial Code, the Bank Act and related regulations.

Our board of directors meets regularly on a quarterly basis to discuss and resolve various corporate matters. The board may also convene for additional extraordinary meetings at the request of the president or chairman of the board. A director (other than the president or chairman of the board) may request the president or chairman of the board to convene an extraordinary meeting. In the event that the president or chairman of the board rejects such request without justifiable reason, another director may convene the extraordinary meeting.

The names and positions of our directors are set forth below. The business address of all of the directors is our registered office at 51, Sogong-ro, Jung-gu, Seoul, Korea.

Standing Directors

Our standing directors are as follows:

Name	Age	Position	Director Since
Kwang-Goo Lee	58	President and Chief Executive Officer	December 30, 2014
Dong-Gun Lee	57	Director and Senior Vice President	March 20, 2014
Soo-Kyung Chung	57	Director and Standing Audit Committee Member	October 10, 2014

None of these directors is involved in any significant business activities outside us and our subsidiaries.

Kwang-Goo Lee is our president and chief executive officer. He was appointed as president and chief executive officer in December 2014. Previously, he served as head of the consumer banking business unit. Prior to that, he was the head of a regional operations department. Mr. Lee holds a Bachelor of Arts in Business Administration from Sogang University.

Dong-Gun Lee serves as our senior vice president. Prior to serving as senior vice president, he served as head of the credit support unit. He holds a Bachelor of Arts in Business Administration from Yeungnam University and a Master of Science in Financial Engineering from Yonsei University.

Soo-Kyung Chung is a standing Audit Committee member. She was appointed as a standing Audit Committee member in October 2014. Prior to joining us, she was an attorney at the law firm Ja Woo. She holds a Bachelor of Arts in English Language and Literature from Sungkyunkwan University.

Non-Standing Director

Our non-standing director is as follows:

Name	Age	Position	Director Since	Year Term Ends(1)
Joon-Ki Kim	53	Non-Standing Director	March 27, 2015	2017

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Joon-Ki Kim was elected as a non-standing director in March 2015. He currently serves as a General Manager at the KDIC. He holds a Bachelor of Arts in Business Administration from Korea University.

Outside Directors

Our outside directors are selected based on their experience and knowledge in diverse areas, which include law, finance, economics, management and accounting. We currently have six outside directors. All were nominated by the Board of Directors Management Committee and approved by our shareholders.

Our outside directors are as follows:

Name	Age	Position	Director Since	Year Term Ends(1)
Il-Hwa Hong	68	Outside Director	March 27, 2015	2017
He-Suk Chun	60	Outside Director	March 27, 2015	2017
Han-Ki Jung	59	Outside Director	March 27, 2015	2017
Sang-Keun Oh	59	Outside Director	March 20, 2014	2016
Kang-Shik Choi	55	Outside Director	March 20, 2014	2016
Sung-Soo Koh	52	Outside Director	March 27, 2015	2017

(1)	The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

Il-Hwa Hong was elected as an outside director in March 2015. He is currently a standing advisor at Newspaper Woman & People. He holds a Bachelor of Arts in Economics and a Master of Arts in Politics & Leadership from Kookmin University.

He-Suk Chun was elected as an outside director in March 2015. She currently serves as a professor at Cheongju University. She holds a Bachelor of Science in Biological Science and Technology from Yonsei University and a Master of Business Administration and a Ph.D. in Economics from George Washington University.

Han-Gi Jung was elected as an outside director in March 2015. He currently serves as a visiting professor of Liberal Arts at Hoseo University. He holds a Bachelor of Arts in Economics and a Master of Business Administration from Sogang University.

Sang-Keun Oh was elected as an outside director in March 2014. He currently serves as a professor at Dong A University. He holds a Bachelor of Arts in Economics from Sungkyunkwan University, a Master of Arts in Economics from Seoul National University and a Ph.D. in Economics from the University of Wisconsin at Madison.

Kang-Shik Choi was elected as an outside director in March 2014. He currently serves as a professor at Yonsei University. He holds a Bachelor of Arts and a Master of Arts in Economics from Yonsei University and a Ph.D. in Economics from Yale University.

Sung-Soo Koh was elected as an outside director in March 2015. He currently serves as a professor at Konkuk University. He holds a Bachelor of Arts in Business Administration from Yonsei University, a Master of Business Administration from Columbia University and a Master of Arts and a Ph.D. in Economics from Cornell University.

If any director wishes to enter into a transaction with us in his or her personal capacity, he or she must obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting during which the board approves the transaction.

Executive Officers

In addition to the standing directors who are also our executive officers, we currently have the following 11 executive officers.

Name	Age	Position
Seung-Gyu Kim	58	Executive Vice President
Ki-Myoung Nam	56	Executive Vice President
Won-Jai Jeong	55	Executive Vice President
Woo-Seok Chae	57	Executive Vice President
Ki-Hyung Kwon	56	Executive Vice President
Jong-Won Kim	55	Executive Vice President
Tae-Seung Sohn	55	Executive Vice President
Ki-Suk Park	55	Executive Vice President
Jum-Seung Yoo	56	Executive Vice President
Ok-Joung Kim	55	Executive Vice President
Dong-Bin Lee	55	Executive Vice President

Seung-Gyu Kim serves as an executive vice president in charge of our management support unit. Prior to serving as executive vice president, he was the executive vice president in charge of the strategic planning and financial planning department of Woori Finance Holdings. He holds a Bachelor of Arts in Economics from Sungkyunkwan University.

Ki-Myoung Nam serves as an executive vice president and head of the consumer banking business unit. Prior to serving as executive vice president, he was the head of the finance and management planning unit. He holds a Bachelor of Arts in Business Administration from Seoul National University and a Master of Business Administration from the University of Michigan.

Won-Jai Jeong serves as an executive vice president and head of the corporate banking business unit. Prior to serving as executive vice president, he was the director of the marketing support division. He is a graduate of Cheonan Commercial High School.

Woo-Seok Chae serves as an executive vice president and head of the small- and medium-enterprise corporate banking business unit. Prior to serving as executive vice president, he was the head of the credit support unit. He holds a Bachelor of Arts in Economics from Sogang University.

Ki-Hyung Kwon serves as an executive vice president and head of the institutional banking business unit. Prior to serving as executive vice president, he was the head of the financial market business unit. He holds a Bachelor of Arts in Public Administration from Yonsei University.

Jong-Won Kim serves as an executive vice president and head of the real estate finance business unit. Prior to serving as executive vice president, he was the director of the marketing support division. He is a graduate of Busan Commercial High School.

Tae-Seung Sohn serves as an executive vice president and head of the global business unit. Prior to serving as executive vice president, he was the director of the financial market business division. He holds a Master of Arts in Law from Seoul National University.

Ki-Suk Park serves as an executive vice president and head of the finance and management planning unit. Prior to serving as executive vice president, he was the director of the risk management unit. He holds a Bachelor of Arts in Agricultural Economics from Chungang University.

Jum-Seung Yoo serves as an executive vice president and head of the human resources unit. Prior to serving as executive vice president, he was the director of the international trade business division. He holds a Bachelor of Arts in Spanish from Hankuk University of Foreign Studies.

Ok-Joung Kim serves as an executive vice president and head of the risk management unit. Prior to serving as executive vice president, she was the director of the wealth management division. She holds a Bachelor of Arts in Economics from Sookmyung Women’s University and a Master of Business Administration from Sookmyung Women’s University.

Dong-Bin Lee serves as an executive vice president and head of the credit support unit. Prior to serving as executive vice president, he was the director of the corporate restructuring division. He holds a Bachelor of Arts in Business Administration from Pusan National University.

None of the executive officers is involved in any significant business activities outside us and our subsidiaries.

Item 6B.	Compensation

The aggregate remuneration and benefits-in-kind we paid in 2014 to our standing directors, our outside directors and our other executive officers was ￦3,975 million. In 2014, we did not record additional provisions for allowances for severance and retirement benefits for such directors and officers, as no such directors or officers had been employed with us for over one year in 2014. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

In 2014, we did not grant any stock options and, accordingly, did not recognize any compensation expense for stock options granted under our stock option plan. As of the date of this annual report, we do not have any stock options outstanding.

Item 6C.	Board Practices

See “Item 6A. Directors and Senior Management—Board of Directors” and “Item 6B. Compensation” for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have six committees that serve under the board:

•	the Board of Directors Management Committee;

•	the Board Risk Management Committee;

•	the Audit Committee;

•	the Compensation Committee;

•	the Committee for Recommending Audit Committee Member Candidates; and

•	the Committee for Recommending Outside Director Candidates.

The board appoints each member of these committees except for members of the Audit Committee, who are elected by our shareholders at the annual general meeting.

Board of Directors Management Committee

This committee consists of one standing director, one non-standing director and all six outside directors: Kwang-Goo Lee, Joon-Ki Kim, Il-Hwa Hong, He-Suk Chun, Han-Gi Jung, Sang-Keun Oh, Kang-Shik Choi and Sung-Soo Koh. The chairman is He-Suk Chun. This committee, which functions as a steering committee, provides administrative support for the operations of our board of directors. It is responsible for the following:

•	evaluating directors and executive officers as well as their compensation and employment arrangements;

•	setting rules and procedures for operations of our board and its various committees;

•	communicating with shareholders;

•	addressing corporate governance issues; and

•	reviewing all reports to be submitted to the board and other matters that are deemed necessary by the board or various sub-committees of the board.

This committee holds regular meetings every quarter.

Board Risk Management Committee

This committee consists of one standing director, one non-standing director and three outside directors: Dong-Gun Lee, Joon-Ki Kim, Han-Gi Jung, Il-Hwa Hong and Sang-Keun Oh. The chairman is Han-Gi Jung. It oversees and makes determinations on all significant issues relating to our risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset and liability management. The major roles of the Board Risk Management Committee include:

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

•	allocating risk capital and approving our business units’ risk limit requests;

•	reviewing our risk profile, including the level of risks we are exposed to and the status of our risk management operations; and

•	monitoring our compliance with our risk policies.

The Board Risk Management Committee regularly receives reports from the Executive Risk Management Committee as well as the Risk Management Department, which in turn receives reports from subsidiary level risk management committees and units. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The committee holds regular meetings every quarter.

Audit Committee

This committee consists of three outside directors and one standing director: Kang-Shik Choi, He-Suk Chun, Sung-Soo Koh and Soo-Kyung Chung. The chairman is Kang-Shik Choi. It reviews all audit and compliance-related matters and makes recommendations to our board. The Audit Committee, whose members must meet certain qualifications as experts under the committee charter, is also responsible for the following:

•	formulating, executing, evaluating and managing internal audit plans (including the financial and operational audits);

•	approving the appointment and dismissal of the head of the audit team;

•	approving the appointment of external auditors and evaluating the activities carried out by external auditors;

•	formulating appropriate measures to correct problems identified from internal audits;

•	overseeing our reporting systems in light of relevant disclosure rules and requirements to ensure compliance with applicable regulations; and

•	examining internal procedures or making decisions on material matters that are related to audits as determined by the regulatory authorities, our board or other committees.

This committee also makes recommendations on regulatory issues to the Financial Supervisory Service, if and when deemed necessary. In addition, in connection with general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by the board of directors, to each general meeting of shareholders. The internal and external auditors report directly to the Audit Committee chairman. Our external auditor is invited to attend meetings of this committee when needed or when matters pertaining to the audit are discussed.

The committee holds regular meetings every quarter or as necessary.

Compensation Committee

This committee consists of five of our outside directors: Sang-Keun Oh, Il-Hwa Hong, He-Suk Chun, Kang-Shik Choi and Sung-Soo Koh. The chairman is Sang-Keun Oh. It is responsible for all matters relating to the following:

•	evaluating management’s performance in developing our business;

•	setting goals and targets with respect to executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every quarter.

Committee for Recommending Audit Committee Member Candidates

This committee consists of all six of our outside directors: Il-Hwa Hong, He-Suk Chun, Han-Gi Jung, Sang-Keun Oh, Kang-Shik Choi and Sung-Soo Koh. The chairman is Il-Hwa Hong. This committee holds meetings when an Audit Committee member needs to be appointed.

Committee for Recommending Outside Director Candidates

This committee consists of one standing director, one non-standing director and all six outside directors: Kwang-Goo Lee, Joon-Ki Kim, Il-Hwa Hong, He-Suk Chun, Han-Gi Jung, Sang-Keun Oh, Kang-Shik Choi and Sung-Soo Koh. The chairman is Il-Hwa Hong. This committee holds meetings when an outside director needs to be appointed.

Item 6D.	Employees

As of December 31, 2014, we had a total of 15,075 full-time employees, excluding employees of our subsidiaries. The following table sets forth information regarding our employees as of the dates indicated:

	As of December 31,
	2012	2013	2014
Full-time employees	14,525	15,056	15,075
Contractual employees	912	222	398

Total	15,437	15,278	15,473

Approximately 72.9% of our employees as of December 31, 2014 were members of the Korea Financial Industry Union. We have not experienced any significant labor disputes in recent years, although we have made certain concessions to our labor unions. See “Item 3D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize our operations.” We have placed a high priority on our relationship with our employees and on maintaining an atmosphere of trust and cooperation between our labor and management.

Our salary system with respect to our employees is based on a combination of the agreed-upon base salary and bonuses reflecting the work productivity and performance of each employee and the relevant business unit. We believe that the salaries we pay to our employees and management are similar to those of other large financial institutions in Korea. We evaluate employees twice a year (usually in January and July), based on our business performance and evaluations provided by co-workers and superiors. With respect to our compensation program, we do not provide housing leases or loans to our employees.

We operate a “wage peak” system, under which an employee’s wages reach a certain peak and then are gradually reduced as the employee reaches retirement age. We believe that this system is beneficial both for us and our employees as it encourages early retirements and reduces costs, while allowing employees to defer their retirement by two years. We are also planning to extend a performance-based pay system to all of our employees, as it currently applies only to those who are in the position of vice chief of a department or higher as well as certain departments (such as the Investment Finance Department).

We have an employee stock ownership association, which purchases our shares at the request of our employees using their own funds. We do not provide any compensation benefits to employees through such purchases, although the association is entitled to certain pre-emptive rights. See “Item 10B. Memorandum and Articles of Association—Pre-emptive Rights and Issuances of Additional Shares.”

We also provide a wide range of benefits to our employees, including medical insurance, employment insurance, workers compensation, life insurance, financial aid for children’s tuition, low-interest housing loans and pension plans.

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

Common Stock

As of April 20, 2015, the persons who are currently our directors or executive officers, as a group, held an aggregate of 135,305 shares of our common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of April 20, 2015.

Name of Executive Officer or Director	Number of Shares of Common Stock
Kwang-Goo Lee	11,251
Dong-Gun Lee	10,000
Seung-Gyu Kim	10,000
Ki-Hyung Kwon	10,000
Won-Jai Jeong	15,000
Woo-Seok Chae	15,000
Ki-Suk Park	13,258
Ok-Joung Kim	10,000
Jum-Seung Yoo	10,000
Jong-Won Kim	8,500
Tae-Seung Sohn	12,296
Dong-Bin Lee	10,000

Total	135,305

Stock Options

As of December 31, 2014, our directors and executive officers did not hold any stock options. As of the date of this annual report, we do not have any stock options outstanding.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common stock at April 20, 2015 by each person or entity known to us to own beneficially more than 5% of the outstanding shares of our common stock:

Except as otherwise indicated, each shareholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Shares of Common Stock	Percentage of Total Shares on a Fully Diluted Basis
KDIC	345,142,556	51.04	51.04
National Pension Service	47,318,950	7.00	7.00

As of April 20, 2015, our president and chief executive officer owned 11,251 shares of our common stock. Our executive officers (excluding our president and chief executive officer) collectively owned 124,054 shares of our common stock. None of our outside directors owned any shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of April 20, 2015.

Item 7B.	Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which as of April 20, 2015 owned 51.04% of our shares through the KDIC. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4B. Business Overview—Assets and Liabilities.”

We have entered into a memorandum of understanding with the KDIC, under which we must meet specific financial targets, or the KDIC has the right to impose sanctions on our directors or employees or to require us to take certain actions. See “Item 4A. History and Development of the Company—History—Memoranda of Understanding.” In addition, as of December 31, 2014, we owned ￦908 billion of debentures issued by the KDIC, representing 2.6% of our investment securities.

As of December 31, 2014, we also had loans outstanding to our executive officers and directors in the aggregate amount of ￦661 million.

All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

None of our directors or officers has or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.

Item 7C.	Interest of Experts and Counsel

Not Applicable

Item 8.	FINANCIAL INFORMATION

Item 8A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-139.

Legal Proceedings

As a financial institution with diverse operations, we are subject to legal proceedings and regulatory actions in the ordinary course of our business.

In September 2012, we filed a lawsuit in the Seoul Central District Court against Korea Trade Insurance Corporation, or K-sure, with respect to its obligations under a refund guarantee insurance agreement between us and K-sure relating to a refund guarantee we had issued on behalf of SLS Shipbuilding Co., Ltd. (currently known as ShinaSB Yard Co., Ltd.). We sought to recover insurance proceeds from K-sure pursuant to the agreement, as we had made payments to another party under the refund guarantee upon such party’s termination of the shipbuilding agreement due to an alleged breach of the agreement by SLS Shipbuilding. In July 2013, the Seoul Central District Court ruled against K-sure and required it to pay us ￦45.9 billion in monetary damages. K-sure paid the entire amount to us to avoid the accrual of additional interest but appealed the decision to the Seoul High Court in July 2013. The final outcome of such litigation remains uncertain, and if the case is decided against us, we may be liable for the return of the monetary damages paid to us by K-sure, together with accrued interest.

Dividends

We declare our dividend annually at the annual general meeting of shareholders. We generally hold this meeting within three months after the end of each fiscal year. We must pay the annual dividend to the shareholders of record as of the end of the preceding fiscal year within one month after that meeting. We can distribute the annual dividend either in cash or in stock. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

The table below sets forth the dividend per share of common stock and the total amount of dividends declared by us or Woori Finance Holdings, as applicable, in respect of the years ended December 31, 2012, 2013 and 2014. The dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends Per Share of Common Stock	Total Amount Of Cash Dividends Paid
	(in Won)	(in millions of Won)
2012	250	201,503
2013	—	—
2014	500	336,635

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

Market Price Information

The principal trading market for our common stock is the KRX KOSPI Market. Woori Finance Holdings’ common stock was listed on the KRX KOSPI Market on June 24, 2002, and was suspended from trading from October 30, 2014 and de-listed on November 18, 2014 following the merger of Woori Finance Holdings with us. Our common stock, which is in registered form and has a par value of ￦5,000 per share of common stock, was newly listed on the KRX KOSPI Market under the identifying code 000030 on November 19, 2014 following the merger. As of the date of this annual report, we have 673,271,227 shares of common stock outstanding. Woori Finance Holdings’ ADSs were listed on the New York Stock Exchange and identified by the symbol “WF” since September 29, 2003, and were traded under the CUSIP number 981063100. Following the merger, we succeeded to Woori Finance Holdings’ listing on the New York Stock Exchange. Our ADSs are identified by the symbol “WF” and are traded under the CUSIP number 98105T104.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for our or Woori Finance Holdings’ common stock, as applicable, and the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our or Woori Finance Holdings’ ADSs, as applicable.

	KRX KOSPI Market			New York Stock Exchange(1)
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(in thousands of shares)			(in shares)
2008	20,950	5,050	5,368	62.04	8.72	12,759
2009	16,950	5,770	7,908	43.78	10.56	12,873
2010
First Quarter	16,800	12,950	3,680	44.10	33.05	9,320
Second Quarter	18,300	14,600	6,719	49.68	35.02	6,327
Third Quarter	15,400	13,150	3,938	38.79	33.19	4,872
Fourth Quarter	15,700	13,300	4,716	42.50	34.34	18,390
2011
First Quarter	15,900	13,450	4,498	42.9	36.3	17,911
Second Quarter	15,400	12,400	3,800	42.4	34.4	19,227
Third Quarter	14,500	8,500	3,450	41.1	22.2	10,252
Fourth Quarter	11,200	9,100	2,927	30.5	23.0	12,492
2012
First Quarter	13,000	9,330	2,729	35.74	23.92	16,282
Second Quarter	13,600	9,900	2,328	36.18	25.47	18,852
Third Quarter	12,350	10,300	2,103	32.93	27.23	14,427
Fourth Quarter	11,850	9,740	1,647	33.35	27.05	10,016
2013
First Quarter	13,150	11,350	1,684	36.31	31.64	8,347
Second Quarter	12,800	9,800	2,045	34.24	25.09	17,533
Third Quarter	12,650	10,500	1,554	35.51	27.51	22,577
Fourth Quarter	13,500	11,750	1,423	38.33	33.17	5,558
2014
First Quarter	13,300	11,600	1,455	37.61	32.23	5,575
Second Quarter	12,750	11,650	1,760	37.36	32.42	5,248
Third Quarter	14,550	11,800	1,462	42.41	34.79	4,088
Fourth Quarter	13,100	10,000	2,456	36.23	27.05	3,352
2015 (through April 20)
January	9,790	8,780	2,132	26.75	23.65	5,263
February	9,610	8,880	1,943	26.18	23.99	4,179
March	10,100	9,140	2,564	27.38	24.50	5,261
April (through April 20)	10,850	9,140	4,610	29.90	25.35	7,382

Source: KRX KOSPI Market; New York Stock Exchange.

(1)	Each ADS represents the right to receive three shares of our common stock.

Item 9B.	Plan of Distribution

Not Applicable

Item 9C.	Markets

The KRX KOSPI Market, formerly known as the Stock Market Division of the Korea Exchange, began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The KRX KOSPI Market is a membership organization consisting of most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2014, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately ￦1,192 trillion. The average daily trading volume of equity securities for 2014 was approximately 278 million shares and the average daily transaction value was ￦3,984 billion.

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

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,157.40	1,718.88	1,018.81	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	2,013.11	2,093.08	1,881.73	1,915.59
2015 (through April 20)	1,914.24	2,146.71	1,882.45	2,146.71

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the KRX KOSPI Market to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down To Won
Less than 1,000	1
1,000 to less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

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

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(billions of ￦)		(millions of US$)(1)		(thousands of Shares)	(millions of ￦)		(thousands of US$)(1)
1982	334	￦	3,001	US$	4,279	9,704	￦	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,621	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,741		5,539,653		5,919,698
2008	763		576,888		457,122	355,205		5,189,644		4,112,238
2009	770		887,935		763,027	485,657		5,795,426		4,980,172
2010	777		1,141,885		981,254	380,859		5,619,768		4,829,224
2011	791		1,041,999		899,438	353,759		6,863.146		5,924,166
2012	784		1,154,294		1,085,679	486,480		4,823,643		4,536,740
2013	777		1,185,974		1,123,826	328,325		3,993,422		3,784,158
2014	763		1,192,253		1,092,908	278,082		3,983,580		3,651,646
2015 (through April 20)	753		1,340,100		1,239,342	388,082		4,979,662		4,605,254

Source: The KRX KOSPI Market

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York on the last business day of the period indicated.

The Korean securities markets are principally regulated by the Financial Services Commission and the Financial Investment Services and Capital Markets Act, which replaced the Korean Securities Exchange Act in February 2009. The Financial Investment Services and Capital Markets Act imposes restrictions on insider trading, price manipulation and deceptive action (including unfair trading), requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

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

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a “major shareholder”) must report the status of its shareholding to the Korea Securities Futures Commission and the KRX KOSPI Market within five days after becoming a major shareholder. In addition, the major shareholder must report any subsequent change in its ownership interest to those same entities within five days of the occurrence of the change. A major shareholder that violates these reporting requirements may suffer criminal sanctions, including fines or imprisonment.

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

•	acquiring shares through inheritance, donation, bequest or exercise of shareholders’ rights, including pre-emptive rights or rights to participate in free distributions and receive dividends;

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

The Investment Rules require a foreign investor who wishes to invest in shares on the KRX KOSPI Market or the KRX KOSDAQ Market (including Converted Shares and shares being issued for initial listing on the KRX KOSPI Market or registration on the KRX KOSDAQ Market) to register with the Financial Supervisory Service before making an investment. This registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling the Converted Shares within three months from the acquisition date. The Financial Supervisory Service will issue an investment registration card to each registering foreign investor. This card must be presented each time the foreign investor opens a brokerage account with a financial investment company with a brokerage license. Foreign investors eligible to obtain an investment registration card include:

•	foreign nationals who have not been residing in Korea for a consecutive period of six months or more;

•	foreign governments;

•	foreign municipal authorities;

•	foreign public institutions;

•	international financial institutions or similar international organizations;

•	corporations incorporated under foreign laws; and

•	any person in any additional category designated under the Enforcement Decree of the Financial Investment Services and Capital Markets Act.

All Korean offices of a foreign corporation (as a group) are treated as a separate foreign investor from the offices of the corporation outside Korea for these purposes. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances identified in the relevant regulations.

When a foreign investor purchases shares through the KRX KOSPI Market or the KRX KOSDAQ Market, it need not make a separate report because the investment registration card system is designed to control and oversee foreign investment through a computer system. If, however, a foreign investor acquires or sells shares outside the KRX KOSPI Market or the KRX KOSDAQ Market, that investor or its standing proxy must report that transaction to the governor of the Financial Supervisory Service at that time. In addition, if a foreign investor acquires or sells its shares in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, that investor or its standing proxy must ensure that the financial investment company engaged to facilitate the transaction reports the transaction to the governor of the Financial Supervisory Service. Also, sale and purchase of shares at fair value between foreigners who are part of an investor group comprised of foreign companies investing under the common control of a common investment manager pursuant to applicable laws or contract are required to be reported to the governor of the Financial Supervisory Service. A foreign investor may appoint a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if that investor does not perform these activities itself. A foreign investor may be exempted from complying with the standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed unavoidable by reason of conflict between laws of Korea and the home country of the foreign investor.

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

Under the Investment Rules, with certain limitations, foreign investors may acquire shares of a Korean company without being subject to any foreign investment limit. Under one of these limitations, foreign investors may acquire no more than 40% of the outstanding share capital of designated public corporations. In addition, designated public corporations may set a limit on the acquisition of shares by a single person in their articles of incorporation. Currently, the Korea Electric Power Corporation is the only designated public corporation that has set this limit. If a foreign investor acquires 10% or more of the outstanding shares with voting rights of a Korean company, that investment constitutes a “foreign direct investment” under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Trade, Industry and Energy of Korea. The acquisition of a Korean company’s shares by a foreign investor may be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of the restrictions applicable to Korean banks, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks.”

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

Item 9D.	Selling Shareholders

Not Applicable

Item 9E.	Dilution

Not Applicable

Item 9F.	Expenses of the Issuer

Not Applicable

Item10.	ADDITIONAL INFORMATION

Item 10A.	Share Capital

Not Applicable

Item 10B.	Memorandum and Articles of Association

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

Our authorized share capital is 5,000,000,000 shares. Our articles of incorporation authorize us to issue:

•	shares of common stock, par value ￦5,000 per share;

•	“class shares,” par value ￦5,000 per share.

Subject to applicable laws and regulations, our articles of incorporation authorize us to issue a number of “class shares” equal to as much as one-half of all of the issued and outstanding shares.

As of the date of this annual report, 676,278,371 shares of common stock were issued and 673,271,227 shares of common stock were outstanding. Pursuant to our articles of incorporation, which was last amended on November 3, 2014, we are authorized to issue various types of “class shares,” which include shares of voting and non-voting preferred stock, convertible stock, redeemable preferred stock and hybrid securities comprising one or more elements of the foregoing types of shares. There are no class shares currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of the date of this annual report, our authorized but unissued share capital was 4,323,721,629 shares. We may issue the unissued shares without further shareholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Note 28 of the notes to our consolidated financial statements and “Item 4A. History and Development of the Company—History—Establishment of Woori Finance Holdings” and “—Privatization Plan—Merger with Woori Finance Holdings.”

Our articles of incorporation allow our shareholders, by special resolution, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our shareholders at their next general meeting convened immediately after the grant date. As of December 31, 2014, our officers, directors and employees did not hold any options to purchase shares of common stock. See “Item 6E. Share Ownership.”

We issue share certificates in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares.

Organization

We are a bank established under the Bank Act. We were originally established on January 30, 1899 and incorporated under the laws of Korea on June 19, 1911. We are registered with the commercial registry office of Seoul District Court.

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

Dividends and Other Distributions

Dividends. We distribute dividends to shareholders in proportion to the number of shares of the relevant class of capital stock they own. Subject to the requirements of the Korean Commercial Code and other applicable laws and regulations, we expect to pay full annual dividends on newly issued stock for the year in which it is issued.

We declare our dividend annually at the annual general meeting of shareholders. We generally hold this meeting within three months after the end of each fiscal year. We must pay the annual dividend to the shareholders of record as of the end of the preceding fiscal year within one month after that meeting. We can distribute the annual dividend in (i) cash, (ii) shares, provided that such shares must be distributed at par value and, if the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the total annual dividend (including dividends in shares) or (iii) other forms of consideration. In addition, we may declare, and distribute in cash, interim dividends once a year pursuant to a board resolution.

Under the Korean Commercial Code and our articles of incorporation, we do not have an obligation to pay any annual or interim dividend unclaimed for five years from the payment date.

For information regarding taxation of dividends, see “Item 10E. Taxation—United States Taxation—Dividends” and “—Korean Taxation—Taxation of Dividends on Common Shares or ADSs.”

Distribution of Free Shares. The Korean Commercial Code permits us to pay dividends in the form of shares out of retained or current earnings. It also permits us to distribute to our shareholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve. We would be required to distribute those free shares pro rata to all shareholders.

Pre-emptive Rights and Issuances of Additional Shares

We may issue authorized but unissued shares as our board of directors may determine, unless otherwise provided in the Korean Commercial Code. We must, however, offer any new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the applicable record date. Those shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. Our articles of incorporation provide, however, that we may issue new shares to persons other than existing shareholders if those shares are:

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

We must give public notice of pre-emptive rights for new shares and their transferability not less than two weeks before the record date (excluding the period during which the shareholders’ register is closed). We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a shareholder fails to subscribe on or before the deadline, its pre-emptive rights will lapse. Our board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur.

Under the Financial Investment Services and Capital Markets Act, each member of our employee stock ownership association, whether or not they are shareholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2014, none of our employees owned any shares of our common stock through the employee stock ownership association.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of ￦1 trillion, to persons other than existing shareholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing shareholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing shareholders. As of December 31, 2014, we had no convertible bonds or bonds with warrants outstanding.

Voting Rights

Each outstanding share of our common stock is entitled to one vote. However, voting rights may not be exercised for shares that we hold or shares that a corporate shareholder holds, if we directly or indirectly own more than one-tenth of the outstanding capital stock of that shareholder. Our articles of incorporation do not prohibit cumulative voting. Accordingly, the Korean Commercial Code permits holders of an aggregate of 1% or more of our outstanding shares with voting rights to request cumulative voting when electing two or more directors.

The Korean Commercial Code and our articles of incorporation provide that an ordinary resolution may be adopted if the holders of at least a majority of those shares of common stock present or represented at a meeting approve the resolution and the majority also represents at least one-fourth of the total of our issued and outstanding shares of common stock. Holders of non-voting shares are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders, unless the meeting agenda includes considering a resolution on which they are entitled to vote. The Korean Commercial Code provides that a company’s articles of incorporation may prescribe conditions for the enfranchisement of non-voting shares. For example, if our annual general meeting resolves not to pay to holders of any class shares the annual dividend determined by the board of directors when we issued those shares, those holders will be entitled to exercise voting rights from the general meeting following the meeting adopting that resolution until the end of a meeting where a resolution is passed declaring payment of a dividend on such class shares. Holders of the enfranchised class shares will have the same rights as holders of common stock to request, receive notice of, attend and vote at a general meeting of shareholders.

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

A shareholder may exercise its voting rights by proxy given to another person. The proxy must present the power of attorney before the start of the meeting.

Liquidation Rights

If we are liquidated, the assets remaining after the payment of all our debts, liquidation expenses and taxes will be distributed to shareholders in proportion to the number of shares they hold. Holders of class shares have no preferences in liquidation.

General Meetings of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held:

•	when we deem one necessary;

•	at the request of the holders of an aggregate of 3% or more of our outstanding shares;

•	at the request of the holders of an aggregate of 1.5% or more of our outstanding shares with voting rights who have held those shares for at least six months; or

•	at the request of our Audit Committee.

Holders of non-voting shares are entitled to request a general meeting only if their non-voting shares have become enfranchised. Meeting agendas will be determined by our board of directors or proposed by holders of an aggregate of 3% or more of our outstanding shares with voting rights or by holders of an aggregate of 0.25% or more of those shares who have held those shares for at least six months by way of a written proposal to our board of directors at least six weeks before the meeting. We must give shareholders written notices or e-mail notices stating the date, place and agenda of the meeting at least two weeks before the date of the meeting. However, we may give notice to holders of 1% or less of the total number of issued and outstanding shares that are entitled to vote by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers. Shareholders who are not on the shareholders’ register as of the record date will not be entitled to receive notice of the general meeting of shareholders or to attend or vote at the meeting. Unless their non-voting shares have been enfranchised, holders of non-voting shares are not entitled to receive notice of or vote at general meetings of shareholders. Holders of enfranchised non-voting shares who are on the shareholders’ register as of the record date will be entitled to receive notice of the general meeting of shareholders and to attend and vote at the meeting.

We will generally hold our general meeting of shareholders at our head office, which is our registered head office. If necessary, we may hold the meeting anywhere in the vicinity of our head office.

Rights of Dissenting Shareholders

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

To exercise this right, shareholders must submit to us a written notice of their intention to dissent prior to the general meeting of shareholders called to approve the transaction in question. Within 20 days (or ten days, in the case of a merger or consolidation under the Law on Improvement of the Structure of the Financial Industry) after the date on which shareholders pass the relevant resolution at the general meeting, the dissenting shareholders must request in writing that we purchase their shares. We must purchase those shares within one month after the end of the request period (within two months after the receipt of the request in the case of a merger or consolidation under the Law on Improvement of the Structure of Financial Industry) at a negotiated price. If we cannot agree with the shareholder on a purchase price through negotiations, the price will be the arithmetic mean of the weighted average of the daily stock prices on the KRX KOSPI Market for:

•	the two-month period prior to the date the relevant board of directors’ resolution was adopted;

•	the one-month period prior to the date the relevant board of directors’ resolution was adopted; and

•	the one-week period prior to the date the relevant board of directors’ resolution was adopted.

Pursuant to the Financial Investment Services and Capital Markets Act, if we or the dissenting shareholders do not accept the purchase price, either party may bring a claim in court.

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

Required Disclosure of Ownership

Under Korean and U.S. law, shareholders who beneficially hold more than a certain percentage of our common stock, or who are related to or are acting in concert with other holders of certain percentages of our common stock or our other equity securities, must report their holdings to various governmental authorities. For a description of the required disclosure of ownership, see “Item 9C. Markets—Reporting Requirements for Holders of Substantial Interests” and “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restriction on Bank Ownership.”

Other Provisions

Record Date.  The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, we may close the register of our shareholders for the period from January 1 until January 31. Further, the Korean Commercial Code and our articles of incorporation permit us, upon at least two weeks’ public notice, to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to the shares. The trading of shares and the related delivery of share certificates may continue while the register of shareholders is closed.

Annual and Interim Reports.  At least one week before the annual general meeting of shareholders, we must make our annual report and audited financial statements available for inspection at our head office and at all of our branch offices. We must make copies of our annual reports, our audited financial statements and any resolutions adopted at the general meeting of shareholders available to our shareholders.

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

Transfer of Shares.  Under the Korean Commercial Code, share transfers are effected by the delivery of share certificates. The Financial Investment Services and Capital Markets Act provides, however, that in case of a company listed on the KRX KOSPI Market (like us), share transfers can be effected using a book-entry system. The transferee must have its name and address registered on our register of shareholders in order to assert its shareholder’s rights. For this purpose, shareholders must file their name, address and seal with us. Non-resident shareholders must tell us the name of their proxy in Korea to which we can send notices. Under current Korean regulations, the following entities may act as agents and provide related services for foreign shareholders:

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

Foreign shareholders may appoint a standing proxy from the foregoing and generally may not allow any person other than the standing proxy to exercise rights to the acquired shares or perform any tasks related thereto on their behalf.

Foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Item 9C. Markets.”

Except as provided in the Bank Act, the maximum aggregate shareholdings of a single shareholder or a person in a “special relationship” with any shareholder is 10% of our issued and outstanding voting shares. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restriction on Bank Ownership.”

Our Acquisition of Our Shares.  Under the Korean Commercial Code, we may acquire shares of our own capital stock under our name and for our own account upon a resolution of the general meeting of shareholders by either (i) purchasing such shares on the applicable stock exchange with respect to marketable securities traded on such stock exchange or (ii) purchasing shares, other than any redeemable shares as defined in Article 345, Paragraph (1) of the Korean Commercial Code, from each shareholder in proportion to their existing shareholding ratio through the methods set forth in the Enforcement Decree under Article 345, Paragraph (1) of the Korean Commercial Code, provided that the total purchase price may not exceed the amount of our profit that may be distributed as dividends for the immediately preceding fiscal year.

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

In connection with our receipt of public funds, we entered into a memorandum of understanding with the KDIC. Under the current terms of the memorandum of understanding, we are required to meet specified financial targets on a quarterly basis until the end of 2015. See “Item 4A. History and Development of the Company—History—Memoranda of Understanding.”

Item 10D.	Exchange Controls

General

The Foreign Exchange Transaction Act of Korea and the Enforcement Decree and regulations under that Act regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. We collectively refer to these laws and regulations as the “Foreign Exchange Transaction Laws.” Non-residents may invest in Korean securities only to the extent specifically allowed by the Foreign Exchange Transaction Laws or otherwise permitted by the Ministry of Strategy and Finance. The Financial Services Commission has also adopted regulations that restrict foreign investment in Korean securities and regulate the issuance of securities outside Korea by Korean companies, pursuant to its authority under the Financial Investment Services and Capital Markets Act.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2013 or 2014 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2015 taxable year.

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

Taxation of Dividends on Common Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you (whether payable in cash or in shares) at a rate of 22.0% (inclusive of local income surtax). If you are a qualified resident and a beneficial owner of the dividends in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion on treaty benefits. If we distribute to you free shares representing a transfer of earning surplus or certain capital reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

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

In regard to the transfer of our common shares through the Korea Exchange, you will not be subject to the withholding tax on capital gains (as described in the preceding paragraph) if you (1) have no permanent establishment in Korea and (2) did not own or have not owned (together with any shares owned by any entity with which you have a certain special relationship) 25% or more of our total issued and outstanding shares, which may include the common shares represented by the ADSs, at any time during the calendar year in which the sale occurs and during the five consecutive calendar years prior to the calendar year in which the sale occurs.

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

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, the common shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (depending on your shareholding ratio and inclusive of local income surtax) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains, subject to certain exceptions. However, under Article 17 (Investment or Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividend income or capital gains is substantially less than the tax generally imposed by the United States on corporate profits and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United

States income tax treaty, the exemption on capital gains does not apply if (a) you have a permanent establishment in Korea and any shares of common stock in which you hold an interest and which give rise to capital gains are effectively connected to such permanent establishment, (b) you are an individual and you maintain a fixed base in Korea for an aggregate of 183 days or more during a given taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (c) you are present in Korea for an aggregate of 183 days or more during a given taxable year.

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate deduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for a reduced withholding tax rate, the “application for entitlement to a reduced tax rate,” and for an exemption from withholding tax, the “application for tax exemption” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income, or a BO application. For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency with the application for entitlement to reduced tax rate or the application for tax exemption. Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income), or an OIV, a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners to the withholding agent prior to the payment date of such income. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

Non-reporting or under-reporting of securities transaction tax will generally result in penalties equal to 20% to 60% of the non-reported tax amount or 10% to 60% of under-reported tax amount. Also, a failure to timely pay securities transaction tax due will result in penalties of 10.95% per annum of the due but unpaid tax amount. The penalties are imposed on the party responsible for paying the securities transaction tax or, if such tax is required to be withheld, on the party that has the obligation to withhold.

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

We operate a standardized risk management system. This system enhances our risk management capabilities by enabling us to exchange information among our and our subsidiaries’ risk management operations. In recent years, we have undertaken steps to further strengthen our risk management systems, including (i) using Tier I capital as “available capital” for purposes of our risk capital allocation beginning in 2012 in anticipation of Basel III requirements, and (ii) including “stressed VaR” to our market risk capital calculations beginning in 2012 in accordance with the guidance of the Financial Supervisory Service. We use our risk management systems to manage our risks within acceptable limits and to otherwise ensure the soundness of our assets and the stability of our operations.

We allocate our total risk capital in accordance with the guidelines set by our Board Risk Management Committee. As described in more detail below, the committee allocates risk capital with respect to credit risk, market risk, interest rate risk and operational and business risk with respect to us as well as Woori Card, Woori Investment Bank, Woori Private Equity and Woori FIS.

Through our standardized risk management system we allocate our risk capital:

•	with respect to credit risk on the basis of a standardized approach as well as other portfolio credit models developed by third party vendors;

•	with respect to our market risk based on a market value at risk, or “VaR,” system and, beginning in 2012, including “stressed VaR”; and

•	with respect to our interest rate risk based on a historical simulation method, which simulates the current portfolio’s net present value at a 99.9% confidence level for a one-year holding period.

We allocate our risk capital with respect to operational risk through a standardized approach in accordance with Basel II.

Our risk capital allocation as a percentage of available capital, on a non-consolidated basis, with respect to 2015 is as follows:

	Available capital(1)		Risk capital			Risk appetite	Credit	Market	Interest rate	Operational	Correlation Effect	Buffer
	(in billions of Won, except percentages)
Woori Bank	￦	15,860	￦	12,950	(2)	81.5%	70.3%	7.7%	3.4%	6.1%	6.0%	19.5%
Woori Card		1,107		709		64.1	54.7	—	9.0	5.7	5.3	35.9
Woori Investment Bank		127		113		89.4	75.1	9.5	6.3	3.2	4.7	10.6

(1)	Estimates based on Tier I capital.
(2)	Includes credit risk of Woori Private Equity and operational risk of Woori FIS.

Organization

We have a multi-tiered risk management governance structure. Our Board Risk Management Committee is ultimately responsible for our risk management. The Executive Risk Management Committee answers to the Board Risk Management Committee and coordinates the execution of these directives. Each Subsidiary Risk Management Committee, based on the Board Risk Management Committee’s directives, determines risk management strategies and implements risk management policies and guidelines for the relevant subsidiary, sets the subsidiary’s operational and business risk management policies and guidelines and directs the subsidiary’s risk management units with support from the applicable Subsidiary Risk Management Council, but must keep within the risk guidelines of the Board Risk Management Committee. The Subsidiary Risk Management Committees generally receive input from their respective Subsidiary Risk Management Councils and subsidiary risk management units.

The following chart sets out our risk management governance structure as of the date of this annual report:

We operate a “double report” system with respect to our risk management procedures. Each of our subsidiary risk management units is required to submit risk management reports directly to the Risk Management Department. Through this internal reporting system, we are able to better ascertain and strengthen the monitoring of our subsidiaries’ risk management and are able to quickly address any deviation from our risk policies. From March 2010, following a review of our enterprise risk management procedures with outside consultants in 2009, we further supplemented our double report system by strengthening the role and independence of chief risk officers in our subsidiaries (including the appointment of dedicated chief risk officers in all of our subsidiaries)

and expanding the role of subsidiary risk management units. Each subsidiary risk management unit is required to report directly to such subsidiary’s chief risk officer on all material risk management issues as well as following the procedures under the double report system.

The Board Risk Management Committee, the Executive Risk Management Committee, the Subsidiary Risk Management Committees and the Subsidiary Risk Management Councils are responsible for managing risks relating to credit, markets, asset and liability management, liquidity and operations and business.

Board Risk Management Committee

The Board Risk Management Committee is our highest decision-making body with respect to our risk management operations. It oversees and makes determinations on all significant issues relating to our risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and for asset and liability management. The committee’s major activities include:

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

•	allocating risk capital and approving our business units’ risk limit requests;

•	reviewing our risk profile, including the level of risks we are exposed to and the status of our risk management operations; and

•	monitoring our compliance with our risk policies.

The Board Risk Management Committee is comprised of one standing director, one non-standing director and three outside directors. It operates independently from all business units and individual board members, and reports directly to our board of directors. Since 2013, we require the chairperson of the Board Risk Management Committee to be chosen from among the outside directors in order to enhance the independence and experience level of such chairperson. Our Board Risk Management Committee convenes at least quarterly, and makes decisions by majority vote of the attending members. At least a majority of the committee members must attend to constitute a quorum.

Executive Risk Management Committee

Our Executive Risk Management Committee seeks to maintain our asset quality and stabilize or improve our profitability through the execution of its risk management duties as delegated by the Board Risk Management Committee. The Executive Risk Management Committee’s major activities include:

•	analyzing our risk status using information provided by our Risk Management Department;

•	reviewing agenda items of the Board Risk Management Committee meetings;

•	reviewing the risks of annual business plans and allocating risk capital accordingly;

•	establishing policies to comply with applicable capital adequacy requirements;

•	determining standards and methods to measure risk and setting total exposure limits and contingency plans, by risk type;

•	reviewing, adjusting and monitoring funding strategies and plans as well as related decision-making authority;

•	monitoring interest rates relating to lending and deposit-taking; and

•	reviewing risks relating to the introduction of new products.

The Executive Risk Management Committee is comprised of up to nine members, including our deputy president, who acts as chairman, the head of our Risk Management Department, the head of our credit support unit and the head of our finance and management planning unit. It operates independently from all business units, and reports directly to the Board Risk Management Committee. The Executive Risk Management Committee convenes on a monthly basis.

Our Risk Management Department provides a variety of information to the Executive Risk Management Committee, including:

•	reports regarding the status of overall risk management, the status of limit compliance, and analysis and results of stress testing and back testing; and

•	reports regarding asset and liability management matters, including changes in risk-weighted assets and the status of our credit portfolio on a periodic basis.

Subsidiary Risk Management Committees

Each of our subsidiaries has delegated risk management authority to its Subsidiary Risk Management Committee. Each Subsidiary Risk Management Committee measures and monitors the various risks faced by the relevant subsidiary and reports to that subsidiary’s board of directors regarding decisions that it makes on risk management issues. It also makes strategic decisions regarding the operations of the relevant subsidiary, such as allocating credit risk limits, setting total exposure limits and market risk-related limits and determining which market risk derivatives instruments the subsidiary can trade. The major activities of each Subsidiary Risk Management Committee include:

•

determining and monitoring risk policies, guidelines, limits and tolerance levels and the level of subsidiary risk in accordance with group policy, with the support of the relevant Subsidiary Risk Management Council;

•	reviewing and analyzing the subsidiary’s risk profile;

•	setting limits for and adjusting the risk-adjusted capital allocation plan and risk levels for each business unit within the subsidiary; and

•	monitoring compliance with our risk management policies and practices at the business unit and subsidiary level.

Each Subsidiary Risk Management Committee generally includes two or more outside directors of the subsidiary.

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

We believe that an essential part of achieving our credit risk management objectives is utilizing a standardized risk management system so that we can identify and manage the risks generated by our businesses using a consistent approach. We and Woori Card are currently using a centralized credit risk management system called the CREPIA system. CREPIA is a credit risk management system which combines credit risk management and the credit approval process on a transactional level with respect to individual borrowers and approval with respect to each individual loan or credit. The system quantifies credit risk with respect to corporate borrowers using a “mark-to-market” methodology, which reflects both the likelihood of a default by a borrower as well as the likelihood of a change in such borrower’s credit rating, and quantifies credit risk with respect to retail borrowers using a “default mode” methodology, which reflects the likelihood of a default by a borrower. We believe that CREPIA is a systematic and efficient credit evaluation system and that we have expedited our loan review process and improved our ability to monitor and evaluate our overall risk profile by using this system. The main characteristics of CREPIA are as follows:

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

We also impose a credit risk limit with respect to “large exposures.” We aim to avoid concentrations of exposure with respect to any single corporate borrower or affiliated group of corporate borrowers. Accordingly, we have established aggregate exposure limits based on our capital adequacy levels and, with respect to individual corporate borrowers, established limits by dividing the “expected loss” with respect to companies affiliated with such corporate borrower with the “unexpected loss” (a measurement of credit risk) of such borrower and converting that into an exposure amount. We use this as the basis for our “large exposure” limits with respect to such corporate borrower.

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

Each subsidiary monitors its level of risk, determines how that level compares to our target optimized level of risk on a monthly basis and produces risk analysis reports and optimization reports on a monthly basis and stress test reports on an ad hoc basis. These reports are sent to the respective Subsidiary Risk Management Committees and to the Board Risk Management Committee and provide a basis to set risk limits for, and allocate capital to, a subsidiary’s business units.

Credit Evaluation and Approval

We and our subsidiaries evaluate the credit of every loan applicant and guarantor before approving any loans, except for:

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

The evaluation and approval process differs depending on whether the loan is a corporate loan, a general household consumer loan, or a mortgage or home equity loan, and there is a separate process for credit card applications. We have in recent years implemented a standardized “expected loss” and “unexpected loss” credit risk system which we believe enables us to better allocate risk capital by evaluating “unexpected loss” (a measurement of credit risk), “VaR” (a measurement of market risk) and “earnings at risk” (a measurement of whether our assets and liabilities are mismatched).

We have undertaken a number of initiatives to develop credit evaluation and loan approval procedures that are more systematic and efficient. We prefer to use credit rating systems in our credit evaluation and loan approval process because they:

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

We operate a CREPIA credit evaluation system for corporate loans (including small- and medium-sized enterprise loans) and a consumer credit evaluation system for consumer loans.

Customers apply for loans by submitting a loan application through one of our branches. These applications are initially reviewed using the appropriate credit evaluation system and, in the case of applications for a small amount or involving applicants with little or no credit risk, are approved by the branch manager or a relationship manager acting in concert with a credit officer based on the credit risk rating they receive under that system. Applications for larger loans and loans which are determined to involve greater credit risk are approved by bodies with greater authority, depending on where those loans fall in a matrix of size, collateral and credit risk. These loan applications will be referred to a credit officer committee at an office located near the customer, which may or may not be at our headquarters. Every credit officer committee is made up of credit officers from headquarters and has the same level of authority. Applications that cannot be approved by a credit officer committee are referred to a senior credit officer committee or our Loan Committee, depending on loan size, collateral and credit risk. The following table sets forth as an example our various committees and personnel involved in our credit evaluation and loan approval process:

Committee	Members	Approval Process
Headquarters Approval
Loan Committee	Head of the credit support unit, head of the risk management unit, head of the investment banking unit, head of the capital market unit, head of the large corporate audit department, and head of medium-size enterprise audit department (no more than seven persons)	2/3 required for approval; 2/3 required to participate

Headquarters/Regional Approval
Senior Credit Officer Committee	One head senior credit officer and four to six other senior credit officers (five to seven persons)	2/3 required for approval; 2/3 required to participate

Committee	Members	Approval Process

Credit Officer Committee	At least one senior credit officer and two other credit officers (at least three persons)	2/3 required for approval; 2/3 required to participate

Individual Approval
Senior Relationship Manager	Individual	Approval of the individual
Relationship Manager	Individual	Approval of the individual
Branch Manager	Individual	Approval of the individual

Different individuals or committees review and approve loan applications depending on various factors, including:

•	the size and type of the loan;

•	the level of credit risk established by the credit rating system;

•	whether the loan is secured by collateral; and

•	if the loan is secured, an assessment of the collateral.

Loan applications are generally reviewed only by the highest-level committee required to approve the loan, although multiple reviews, including separate reviews at the branch, regional and headquarters level, may occur depending on the size and terms of any particular loan or a borrower’s credit risk.

Corporate Loan Approval Process

Our branches review corporate loan applications using a credit evaluation system for corporate borrowers. Each corporate credit evaluation system measures various quantitative and qualitative factors. The model used by the credit evaluation system to review an application depends, however, on certain characteristics of the potential borrower. Our credit risk management department, together with our large corporate loan department and small- and medium-sized enterprise loan department, has developed separate credit evaluation models for large corporate borrowers that are subject to external audit under the External Audit Act of Korea, large corporate borrowers that are not subject to external audit, medium-sized enterprises and SOHO borrowers that either have outstanding loans, or are applying for a loan, in excess of ￦1 billion. In general, each model uses scores from both a computerized evaluation of quantitative financial factors, such as cash flow and income, and more qualitative factors which are scored using judgments by the credit officer or officers reviewing the application to produce an overall credit risk rating. These credit evaluation systems provide us with tools to make consistent credit decisions and assist us in making risk-based pricing decisions. Our CREPIA system, depending on whether the borrower is audited by independent auditors and its size, produces two separate scores based on one of 14 rating models: one for quantitative current financial factors, which is weighted 60% in determining the CREPIA credit risk rating, and another for the more qualitative factors that the judgment of our credit officers plays a more significant part in determining, which is weighted 40%. The CREPIA credit risk rating estimates the probability that we will recover extended credits and the likelihood that borrowers will default. Qualitative factors included in CREPIA include:

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

The CREPIA system produces separate credit risk ratings for each borrower and for each loan requested by that borrower. Our credit analysis and approval center evaluates and approves corporate loan applications based on these credit risk ratings. The CREPIA system assigns each borrower and facility one of the following fourteen credit risk rating grades from AAA to D, which are classified as follows: AAA (extremely strong), AA (very strong), A+ (strong), A– (good), BBB+ (more adequate), BBB (adequate), BBB– (less adequate), BB+ (less susceptible), BB (susceptible), BB– (more susceptible), B+ (slightly weak), B– (weak), C (very weak) and D (default). Certain loans are subject to review by the Loan Committee depending on the size of the loan and the determined credit risk rating. Examples of this include loan applications for secured loans in excess of ￦60 billion regardless of the borrower’s or facility’s credit risk rating, and, at the other extreme for unsecured loans, loan applications in excess of ￦4 billion for a borrower or facility with a credit risk rating of BB– to C. Applications from borrowers with loans on a subsidiary’s watch list (see “—Credit Review and Monitoring” below) are also automatically reviewed by its Loan Committee.

We use the same systems to evaluate and approve applications from small- and medium-sized enterprises that it uses to evaluate other corporate borrowers, but uses different credit evaluation models. Our credit evaluation models for small- and medium-sized enterprise customers, which are incorporated into the CREPIA system, use the same quantitative and qualitative factors that we use to evaluate other corporate customers. However, the small- and medium-sized enterprise models apply a 50% weighting to the score derived from quantitative factors and a 50% weighting to the score derived from the more flexible qualitative factors in determining the credit risk rating. We also use a separate credit evaluation model to evaluate newly opening small- and medium-sized enterprises that relies solely on qualitative factors. In addition, we have adopted a separate credit evaluation system for SOHOs (such as pharmacies, clinics and restaurants) which either have outstanding loans, or are applying for a loan, of ￦1 billion or less that uses simpler credit evaluation models and resembles our application scoring system for new retail customers.

With respect to the evaluation of any collateral to which a commercial loan application relates (which principally consists of land, buildings and equipment), the fair value of such underlying collateral for commercial loans is appraised by external valuation experts and such appraisals are collated in our CREPIA system. We use our CREPIA system to manage our lending activities, and input data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the CREPIA system and update such information periodically to reflect changes in such information (such as any changes in credit scores of borrowers or the appraisal value of collateral). In addition, to validate the appropriateness of the appraisal values provided by such external valuation experts, we review the qualification of the external valuation experts (including a review of whether such experts are legitimately registered with the Korea Association of Property Appraisers) and evaluate the assumptions and valuation model used by such experts as well as the appropriateness of variables by reference to market data and comparisons to actual transaction prices in similar regions.

We have set credit limits for our corporate customers. Some of these limits, particularly those imposed by Korean banking regulations, are aimed at preventing loan concentrations relating to any single customer. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer or Major Shareholder.” In certain cases, we have introduced and implemented internally developed large exposure limits that are stricter than the applicable Financial Services Commission requirements.

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

Consumer Loan Approval Process

Our consumer loan department evaluates and approves consumer loan applications using a dedicated consumer credit evaluation system. Our consumer credit evaluation system assigns a credit score to each application based on its evaluation of various factors. These factors include any loan and guarantee limits we have set for particular borrowers or groups of borrowers and our evaluation of their cash flows and credit profiles. The system gives each customer’s loan application a score from one to ten. We also use another scoring system based on the external ratings provided by the Korea Credit Bureau. Applications are classified as “automatically approved,” “automatically rejected” and “subject to further evaluation” based on a combination of the scores of these two systems. We use these systems to evaluate all new consumer loan applications, except for loans fully secured by deposits with us.

We augment our consumer credit evaluation system with a behavioral scoring system. The behavioral scoring system enhances the consumer credit evaluation system by enabling the consideration of factors not previously evaluated, including the customer’s spending history and credit behavior. By the nature of the information it analyzes, however, the behavioral scoring system can only be used for applications of persons who are existing borrowers, generally consisting of roll-overs of outstanding amounts or increases to existing credit limits.

We also evaluate any collateral to which a consumer loan application relates (which principally consists of residential properties) using the fair value of the underlying collateral appraised by Korea Investors Service as part of our loan approval process. Such appraisals are collated in our CREPIA system, and such information is updated periodically to reflect changes (such as any changes in credit scores of borrowers or the appraisal value of collateral). For example, we automatically obtain re-evaluations for the underlying collateral for secured consumer loans and mortgages every month with respect to apartments. If the value of the collateral declines, we may have the ability to require that the borrower provide more collateral or to change the payment terms of the relevant loan.

Credit Card Approval Process

We have worked to ensure that our risk management and credit extension policies are consistently reflected with respect to our credit card operations.

Woori Card reviews each new card application for completeness, accuracy and creditworthiness. It bases this review on various factors that assess the applicant’s ability to repay borrowed amounts. The review process involves three stages:

•

Initial Application Process. Woori Card verifies basic information by requesting certain documents from the applicant, generally contacts the applicant directly (usually by telephone, although there are personal visits to some applicants) and statistically analyzes the applicant’s personal credit history together with financial and default information gathered from third-party sources and its internal database. The analysis considers various factors including employment, default status and historical relationships with us and any delinquency history with other credit card companies. Woori Card also reviews information about an applicant obtained from external databases maintained by the Korea Federation of Banks and Nice Information Service Inc.

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

Loan Review and Monitoring

We monitor credit risk with respect to its borrowers using our loan review system. We have a loan review department that oversees our review and monitoring efforts. After a loan has been approved, the relevant materials or the results generated by our credit evaluation system, together with any supporting data, are reviewed by an officer in that department. There are three types of reviews that our loan review unit undertakes:

•

Desk review.  Desk reviews are the most common and are generally done within five days after a loan has been approved. Although the process is similar, different loans are automatically reviewed based on the size of the loan. The loan review department will initiate a desk review of loans approved by a credit officer committee or the Loan Committee, for any corporate loan over ￦5 billion, any consumer loan over ￦1 billion, any loan to a housing applicant group over ￦5 billion or any loan where the loan terms were adjusted. For loans originating from a branch, the loan review department will randomly initiate a desk review for new domestic loans. For overseas loans, desk reviews are conducted for new loans (including credit limit increases) over US$300,000. Ex post desk reviews are also conducted on consumer and corporate loans approved by a domestic branch manager for borrowers with aggregate unsecured loans over ￦50 million or aggregate secured loans over ￦300 million, and new consumer and corporate loans (including credit limit increases) over US$30,000 approved by overseas branch managers.

•

Periodic review.  Periodic reviews are done on a quarterly, semi-annual or annual basis with respect to loans that are current and over ￦10 billion or with respect to borrowers who are on a “watch list” with respect to possible insolvency. Quarterly periodic reviews are done for certain corporate borrowers, depending on their size and the borrower’s industry.

•

Ad hoc review.  Ad hoc reviews can be done at any time. The head of our Risk Management Department or our chief executive officer or chief financial officer can initiate ad hoc reviews. Loan review officers who are responsible for desk and periodic reviews also conduct ad hoc reviews.

Following a review, our sales office may hold additional meetings with the borrower and adjust the loan amount or the borrower’s credit rating. The loan review department may also direct sales office personnel to institute early collections or to adjust a borrower’s credit rating, total exposure and asset portfolio without consulting the borrower. The loan review officer may request that the credit officer adjust a borrower’s credit ratings based on various factors, including asset quality, credit limits, applied interest rates and our credit policies. We also continually review other factors, such as industries in which borrowers operate and their domestic and overseas assets and operations, to ensure that our ratings are appropriate.

We monitor and manage our exposures to and credit limits for corporations and chaebols on a daily basis. We uses our Total Exposure Management System to make real-time inquiries regarding our exposures, either by company or by chaebol, and to manage the credit limits for all kinds of business transactions. We monitor and analyze these exposures on a monthly basis. Corporate borrowers on our “watch list” are monitored more closely and with respect to additional aspects of their relationships with us. We places borrowers on our watch list when we believe that any impediment on a borrower’s ability to meet its financial obligations exists or is pending. We may also monitor newly extended credits or any additional credits extended to a previous borrower more frequently if we believe additional monitoring is necessary after reviewing the loan approval process. Credits outstanding to a particular industry or region that we believe are higher risk are monitored even more frequently. Based on the results of such monitoring, our loan review department provides monthly reports to our chief executive officer and our Board Risk Management Committee.

We have the ability to conduct daily surveillance on the status of our retail borrowers through an on-line system established by the Korea Federation of Banks. This system, which tracks consumer loans at all major Korean banks and non-banking institutions, permits us to track all loan defaults by any borrower. We evaluate the need to monitor consumer loans by using our consumer credit evaluation system, including its behavioral scoring system, and make adjustments to the credit scoring formula based on the results of that process.

Our loan review department in our risk management unit is required to submit monthly loan review reports and quarterly deficiency reports to the chief executive officer and the head of the risk management unit. The chief executive officer then provides feedback to the relevant sales offices of our branches through our auditing team or relevant business unit. Based on these reports, we may, for example, stop lending to particular borrowers, change credit limits or modify our loan approval procedures. We do not monitor loans to certain borrowers, such as loans to government entities.

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

Early Warning Systems

We and Woori Card have developed separate early warning systems that monitor the status of both commercial and retail borrowers and evaluate all of a customer’s outstanding credits. These systems monitor various factors, including the financial status, financial transaction status, industry rating and management status of borrowers. They enable us to find defaults and signs of potential delinquency in advance, monitor these problematic credits properly before any default or delayed payment occurs and keep track of information on the credit status of borrowers. Updated information is input as it becomes available, either automatically from internal and external sources or manually. This information includes data relating to:

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

After gathering this information, our CREPIA system reviews such information to monitor any changes that could affect the credit rating of the borrower, approval conditions with respect to the loan or credit, underlying collateral or assigned credit limit of the borrower. Depending on the likelihood of the change, the system automatically sends a signal to the responsible credit officer. The officer then evaluates the information and formulates an action plan, which could result in an adjustment in the borrower’s credit rating or loan pricing, a re-evaluation of the loan or the taking of other preventative measures.

Credit Remediation

We believe that by centralizing the management of our non-performing credits, we can implement uniform policies for non-performing credit resolution, pool institutional knowledge and create a more specialized (and therefore more efficient) work force. Our Credit Management and Collection Department and our Corporate Restoration Department generally oversee the process for resolving non-performing loans transferred to them by our other business units. When a loan becomes non-performing, the Credit Management and Collection

Department and the Corporate Restoration Department will begin a due diligence review of the borrower’s assets, send a notice demanding payment or stating that the unit will take legal action, and prepare for legal action. At the same time, we initiate our non-performing loan management process. Once we have confirmed the details of a non-performing loan, we make efforts to recover amounts owed to us. Methods for resolving non-performing loans include commencing collection proceedings or legal actions and writing off such loans, transferring them to subsidiaries in charge of collection and authorizing those subsidiaries to recover what they can. We have also disposed of a number of non-performing credits to KAMCO, UAMCO and various structured companies. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Non-Performing Loan Strategy.”

Market Risk Management

The principal market risks to which we are exposed are interest rate risk, foreign exchange risk and, to a lesser extent, equity risk and commodity risk. We divide market risk into risks arising from trading activities and risks relating to management of our assets and liabilities. The financial instruments that expose us to market risks are primarily trading and available-for-sale securities and financial derivatives and, with respect to commodity risk, commodity derivatives.

Our Board Risk Management Committee establishes risk capital allocation and risk limits for our trading activities. The Board Risk Management Committee has delegated the responsibility for coordinating market risk management for trading activities to the Executive Risk Management Committee. The Risk Management Department reviews on a daily basis reports that include trading profits and losses, position reports, stress test results and “value at risk” results for our trading activities. Any violations of such risk limits are reported to the Executive Risk Management Committee and the Board Risk Management Committee.

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

Market risk arising from our trading activities can be subdivided into interest rate risk, foreign exchange risk, equity risk and commodity risk:

•

Interest rate risk is a significant risk to which our trading activities are exposed. This risk arises primarily from our debt securities. We set different risk limits for our interest rate risk for our trading and non-trading debt portfolios.

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

The Board Risk Management Committee monitors our market risk. The Board Risk Management Committee has established a maximum “market risk appetite,” which is defined as risk capital divided by available capital. “Risk capital” is a benchmark figure that determines the VaR limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or PVBP) limits (for non-trading available-for-sale assets). Available capital generally consists of shareholder’s equity. Using this benchmark, as of December 31, 2014, we have established market risk limits as shown in the following table:

Trading Portfolio			Non-Trading Portfolio
Accumulated Loss Limit
VaR Limit	Quarter	Annual	PVBP Limit
(in billions of Won)
￦ 15.0	￦ 49.1	￦ 98.2	￦ 3.31

We generally manage our market risk at the portfolio level. To control our exposure, we take into consideration the VaR limits, accumulated loss limits and PVBP limits set by the Board Risk Management Committee in determining our internal allocation of risk among our various portfolios. We also set stop loss limits with respect to particular types of transactions. We use an integrated market risk management system to manage market risks for our debt and equity trading operations. This system enables us to generate consistent VaR numbers for all of our trading activities.

In addition, we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product. See “Item 5A. Operating Results—Critical Accounting Policies—Valuation of Financial Assets and Liabilities” and Notes 2-(9)-5), 3-(3) and 11 of the notes to our consolidated financial statements. For example, our Risk Management Department reviews the existing pricing and valuation models on a regular basis, with a focus on their underlying modeling assumptions and restrictions, to assess the appropriateness of their continued use. In consultation with our Trading Department, the Risk Management Department recommends potential valuation models to our Fair Value Evaluation Committee. Upon approval by our Fair Value Evaluation Committee, the selected valuation models are reported to the Board Risk Management Committee.

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

The following table shows our daily VaR as of December 31, 2012, 2013 and 2014 at a 99% confidence level for a one-day holding period, for interest rate risk, equity risk, foreign exchange risk and commodity risk relating to our trading activities.

	Interest Rate Risk	Foreign Exchange Risk	Equity Risk	Commodity Risk	Less: Diversification	VaR for Overall Trading Activities
	(in millions of Won)
As of December 31, 2012(1)	3,695	2,677	1,608	13	5,353	2,640
As of December 31, 2013(1)	2,707	1,414	431	46	2,564	2,034
As of December 31, 2014	1,403	2,834	977	174	2,277	3,111

(1)	The amounts as of December 31, 2012 and 2013 are amounts for Woori Bank, not Woori Finance Holdings.

In 2012, 2013 and 2014, the average, high, low and ending amounts of daily VaR relating to our trading activities (at a 99% confidence level for a one-day holding period) were as follows:

	As of December 31, 2012(1)		For the year ended December 31, 2012(1)						As of December 31, 2013(1)		For the year ended December 31, 2013(1)						As of December 31, 2014		For the year ended December 31, 2014
			Average		Maximum		Minimum				Average		Maximum		Minimum				Average		Maximum		Minimum
	(in millions of Won)
Interest risk	￦	3,695	￦	4,200	￦	6,382	￦	2,712	￦	2,707	￦	3,472	￦	5,937	￦	2,391	￦	1,403	￦	1,982	￦	14,948	￦	1,029
Foreign exchange risk		2,677		2,250		3,585		1,507		1,414		1,549		2,775		1,033		2,834		2,940		4,501		1,998
Equity risk		1,608		2,380		3,734		1,180		431		1,049		2,434		420		977		1,199		1,835		494
Commodity risk		13		37		227		3		46		30		169		3		174		76		244		2

Total risk	￦	2,640	￦	3,720	￦	5,190	￦	2,372	￦	2,034	￦	2,693	￦	5,230	￦	1,927	￦	3,111	￦	3,640	￦	14,516	￦	2,415

(1)	The amounts as of December 31, 2012 and 2013 and for the years 2012 and 2013 are amounts for Woori Bank, not Woori Finance Holdings.

The graph of daily 99% VaR relating to our trading activities in 2014 is as follows:

Stress test. In addition to VaR, we perform stress testing to measure market risk. As VaR assumes normal market situations, we assess our market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that we take no action during a stress event to change the risk profile of a portfolio. The following table shows the loss that would have occurred in our trading portfolio as of December 31, 2014 for assumed short-term extreme changes of a +/-20% change in the equity market and a +/-60 basis point change from interest rates prevailing in the market on that date, under an abnormal stress environment.

	(in billions of Won, except percentages)
Equity Market Chart Market fluctuation amount		(20)%		(10)%		(5)%		5%		10%		20%
	￦	45	￦	16	￦	4	￦	4	￦	15	￦	45

	(in billions of Won, except basis points)
Interest Rate Chart Basis point fluctuation amount		(60) basis Points		(40) basis points		(20) basis points		20 basis points		40 basis points		60 basis points
	￦	19	￦	12	￦	6	￦	(6)	￦	(12)	￦	(17)

Stop loss limits. The Board Risk Management Committee also approves total accumulated loss limits, and the heads of our relevant trading departments set their own stop loss limits with respect to particular types of transactions. We have stop loss limits for various trading activities, including:

•	for trading equity securities in Won, within 25% of the purchase price of such securities;

•	for trading fixed income securities in Won, within 5% of the purchase price of such securities;

•	for available-for-sale equity securities in Won, within 30% of the purchase price of such securities;

•	for available-for-sale fixed income securities in Won, within 10% of the purchase price of such securities;

•	for trading equity or fixed income securities in foreign currencies, within 5% of the purchase price of such securities; and

•	for available-for-sale equity or fixed income securities in foreign currencies, within 15% of the purchase price of such securities.

Interest Rate Risk

Interest rate risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage our interest rate risk related to our trading accounts using market value-based tools such as VaR. See “—Asset and Liability Management—Interest Rate Risk.”

Foreign Exchange Risk

Foreign exchange risk arises because we have assets, liabilities and off-balance sheet items such as foreign exchange forwards and currency swaps that are denominated in non-Won currencies. The difference between our foreign currency assets and liabilities is offset against forward foreign exchange positions to obtain our net foreign currency open position. We determine the maximum foreign exchange exposure for both trading and asset and liability management purposes by establishing a limit for this net foreign currency open position. Our Board Risk Management Committee also establishes VaR limits for our foreign exchange business.

Assets and liabilities denominated in U.S. dollars account for the majority of our foreign currency assets and liabilities. Those denominated in Japanese yen and the euro account for most of the remainder, the majority of which have been swapped into U.S. dollars.

We monitor changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. We also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by our overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Counterparties are restricted to domestic and foreign financial institutions and banks with respect to which we have established a foreign exchange dealing limit. We deal primarily in the Won/U.S. dollar market and such dealings are subject to what we believe are conservative daily maximum and closing limits and stop loss limits. The following table sets forth information concerning our limits on proprietary foreign exchange dealings as of December 31, 2014:

	Won/U.S. Dollar Dealing				Dealings in other currencies
	Headquarters				Headquarters				Overseas Branches
	Total		Individual		Total		Individual		Total		Individual
	(in millions of US$)
Open position
Daily maximum limit	US$	1,000	US$	200	US$	200	US$	50	US$	60	US$	15
Daily closing limit		200		50		100		20		30		6
Stop loss:
Daily		2		0.5		0.8		0.15		0.24		0.045
Monthly		3		0.8		2		0.5		0.6		0.15

The following table shows our non-consolidated net open positions at the end of 2012, 2013 and 2014. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2012		2013		2014
	(in millions of US$)
Currency
U.S. dollar	US$	(36.5)	US$	(57.8)	US$	(62.0)
Japanese yen		(52.5)		(7.1)		(2.5)
Euro		(19.4)		(14.0)		(3.6)
Others		(16.6)		5.3		29.2

Total	US$	(125.0)	US$	(73.6)	US$	(38.9)

Equity Risk

Equity price risk and equity volatility risk result from our equity portfolio, which consists mainly of futures contracts and options and Won-denominated equity securities, as a result of the strict limits we have imposed with respect to VaR and accumulated loss limits, and stress test limits. Equity risk arises in the context of trading activities for our own accounts to realize short-term trading profits with respect to equity and trading activities involving certain derivatives transactions.

Commodity Risk

Commodity risk represents exposures to instruments traded in the metals, petroleum, natural gas and other commodities markets, and arises principally from our trading of U.S. dollar-denominated commodity derivatives. We manage our commodity risk using VaR, accumulated loss and stress test limits.

Derivatives-Related Market Risk

The Foreign Exchange Transaction Regulations of Korea provide that a foreign exchange bank (such as us) may generally enter into derivatives transactions without restriction so long as those transactions are not linked with credit risks of a party to the transaction or any third party. If they are, we must report the transaction to the Bank of Korea.

Most of the derivatives products that we trade are on behalf of our customers or to hedge our own positions. Our derivatives activities include interest rate and cross-currency swaps, foreign exchange forwards, stock index and interest rate futures, forward rate agreements and currency and over-the-counter equity options.

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

We use a standardized asset and liability management system for our Won- and foreign currency-denominated assets and liabilities. In addition, our system also allows us to manage the assets and liabilities in our trust accounts. Prior to 2009, this system used roll-over modeling to mitigate the difficulty of predicting maturity with respect to customers’ purchases and cash advances and to calculate actual cash flow of customers based on pre-payment, extension of payments, delinquencies, bankruptcies and recoveries. As a part of a system-wide upgrade in 2009, we changed our methodology to determine interest rate VaR from the Hull-White model using Monte-Carlo simulation to the historical scenario method. In 2011, in anticipation of Basel III requirements, we further upgraded our standard asset and liability management system by developing modules to calculate and monitor our liquidity coverage ratio and net stable funding ratio.

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

We measure interest rate risk for Won and foreign currency assets and liabilities, including derivatives and principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 39.7% of our total deposits in Won as of December 31, 2014). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2014, 97.3% of those deposits had current maturities of one year or less. As of December 31, 2014, approximately 66.7% of our Won-denominated loans bore floating rates of interest, and 56.1% of those loans had current maturities of one year or less.

Interest rate gap analysis measures expected changes in net interest revenues by calculating the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and interest resetting date. We perform interest rate gap analysis for Won and foreign currency-denominated assets on a monthly basis.

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

Our Board Risk Management Committee’s interest rate risk limit generally requires that our earnings at risk be within 10% of our estimated net interest income for a one-year period. We calculate VaR through our standardized asset and liability management system, which uses the historical scenario method to simulate the current portfolio’s net asset value for a one-year holding period at a 99.9% confidence level.

The following tables show, on a non-consolidated basis pursuant to the guidelines of the Financial Supervisory Service, the interest rate gap for our Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2014:

	As of December 31, 2014
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated accounts:
Interest rate-sensitive assets
Free interest rate	￦	10,125	￦	5,739	￦	10,047	￦	15,302	￦	17,290	￦	58,503
Market interest rate		90,620		29,362		10,200		12,706		7,240		150,128
Interest rate pegged to customer deposit		68		47		116		13		1		245

Total	￦	100,813	￦	35,149	￦	20,363	￦	28,020	￦	24,351	￦	208,876

Interest rate-sensitive liabilities
Free interest rate	￦	14,172	￦	5,417	￦	6,614	￦	11,955	￦	9,509	￦	47,667
Market interest rate		62,320		19,212		32,898		383		27,402		142,215

Total	￦	76,492	￦	24,629	￦	39,512	￦	12,338	￦	36,911	￦	189,882

Sensitivity gap		24,321		10,520		(19,148)		15,682		(12,381)		18,994
Cumulative gap		24,321		38,841		15,693		31,375		18,994		18,994
% of total assets(1)		10.62%		15.22%		6.86%		13.71%		8.30%		8.30%
Total assets in Won											￦	228,910

	As of December 31, 2014
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$, except percentages)
Foreign currency-denominated accounts:
Interest rate-sensitive assets
Free interest rate	US$	—	US$	—	US$	—	US$	—	US$	—	US$	—
Market interest rate		13,729		1,680		590		15		164		16,177
Interest rate pegged to customer deposit		—		—		—		—		—		—

Total	US$	13,729	US$	1,680	US$	590	US$	15	US$	164	US$	16,177

Interest rate-sensitive liabilities
Free interest rate	US$	—	US$	—	US$	—	US$	—	US$	—	US$	—
Market interest rate		7,540		1,155		1,485		2,024		2,286		14,489

Total	US$	7,540	US$	1,155	US$	1,485	US$	2,024	US$	2,286	US$	14,489

Sensitivity gap		6,189		525		(895)		(2,009)		(2,121)		1,688
Cumulative gap		6,189		6,714		5,819		3,809		1,688		1,688
% of total assets(1)		25.05%		27.17%		23.55%		15.42%		6.83%		6.83%
Total assets in US$											US$	24,710

(1)	Represents the cumulative gap as a percentage of total assets.

Duration Gap Analysis. We also perform a duration gap analysis to measure and manage our interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses only on accounting income and not on the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes.

For duration gap analysis, we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows, with respect to our Won-denominated assets and liabilities, duration gaps and net asset value changes when the interest rate increases by one percentage point as of the specified dates:

Date	Interest-bearing asset duration	Interest-bearing liability duration	Total asset/liability duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2012	0.64	0.63	0.07	148
December 31, 2012	0.75	0.62	0.19	409
June 30, 2013	0.83	0.65	0.24	501
December 31, 2013	0.82	0.69	0.18	385
June 30, 2014	0.80	0.72	0.14	310
December 31, 2014	0.86	0.77	0.16	355

We set interest rate risk limits using the historical simulation method, which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The following table shows our interest rate VaR with respect to our Won-denominated assets and liabilities for each of the quarters since the fourth quarter of 2013:

	Fourth Quarter 2013		First Quarter 2014		Second Quarter 2014		Third Quarter 2014		Fourth Quarter 2014
	(in billions of Won, except percentages)
Interest rate VaR	￦	266.8	￦	272.6	￦	233.7	￦	274.6	￦	224.9

Gap analysis reports, duration gap analysis reports and interest rate limit compliance reports prepared by our risk management units are reviewed by our Executive Risk Management Committee on a monthly basis and submitted to the Board Risk Management Committee on a quarterly basis.

Foreign Exchange Risk

We manage foreign exchange rate risk arising in connection with the management of our assets and liabilities together with such risks arising from our trading operations. See “—Market Risk Management for Trading Activities—Foreign Exchange Risk” above.

Liquidity Risk Management

Liquidity risk is the risk of insolvency or loss due to disparity between inflow and outflow of funds such as maturity mismatch, including having to obtain funds at a high price or to dispose of securities at an unfavorable price due to lack of available funds. We manage our liquidity in order to meet our financial liabilities from withdrawals of deposits, redemption of matured debentures and repayments at maturity of borrowed funds. We also require sufficient liquidity to fund loans and extend other forms of credits, as well as to make investments in securities. Our Board Risk Management Committee establishes liquidity policies and monitors liquidity on an on-going basis. We make constant adjustment to take into account variables affecting our liquidity levels. Our risk management units review the uses and sources of funds on a daily basis, taking into consideration the various goals of our respective business units. Our liquidity management goal is to be able, even under adverse conditions, to meet all our liability repayments on time and fund all investment opportunities.

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

In managing liquidity risk, we determine gap limits, implement those limits and monitor maturity gaps using our asset and liability management system. We also establish gap limits for liquidity management purposes. Our three-month accumulated gap limits for banking and trust accounts are between (10)% and 10%. In the foreign currency account, the limit for a one-week gap has been set as (3)% or higher and as (10)% or higher for a one-month gap.

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

Prior to January 1, 2015, the Financial Services Commission required each Korean bank to maintain a Won liquidity ratio of not less than 100% (deemed an “advisory ratio”) and to make monthly reports to the Financial Services Commission. The Won liquidity ratio is calculated by dividing certain Won-denominated financial assets and the net settlement amount related to derivative contracts that have one month or less to maturity, which are referred to as “Won Current Assets,” by certain Won-denominated liabilities and the net settlement amount related to derivatives contracts that have one month or less to maturity, which are referred to as “Won Current Liabilities.”

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

The following table shows the liquidity status and limits for our Won accounts on a non-consolidated basis as of December 31, 2014 in accordance with Financial Services Commission regulations:

1 month or less
(in billions of Won, except percentages)
Won Current Assets (A)	￦ 60,398
Cash and deposits	11,889
Securities	26,261
Loans	5,954
Other assets	10,517
Off-balance sheet derivatives	5,777
Won Current Liabilities (B)	49,065
Deposits	29,356
Borrowings	1,384
Debentures	861
Other liabilities	11,209
Off-balance sheet derivatives	6,256
Liquidity Gap	11,333
Won Liquidity Ratio (A/B)	123.1%
Limit	100%

Pursuant to an amendment of the Regulation on the Supervision of the Banking Business, which took effect on January 1, 2015, the Financial Services Commission has phased out the Won liquidity ratio and introduced the liquidity coverage ratio, defined as the ratio of highly liquid assets to total net cash outflows over a one-month period, as the principal liquidity risk management measure.

The Financial Services Commission currently requires each Korean bank to:

•

maintain a liquidity coverage ratio of not less than 80% from January 1, 2015 to December 31, 2015, subject to certain exceptions, with such minimum liquidity coverage ratio to increase in increments of 5% per year to 100% by 2019;

•	maintain a foreign currency liquidity ratio (defined as the ratio of foreign currency assets due within three months to foreign currency liabilities due within three months) of not less than 85%;

•	maintain a ratio of foreign currency assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign currency assets, of not less than negative 3%;

•	maintain a ratio of foreign currency assets due within a month less foreign currency liabilities due within a month, divided by total foreign currency assets, of not less than negative 10%; and

•	submit monthly reports with respect to the maintenance of these ratios.

As of December 31, 2014, our one-month liquidity coverage ratio was 107%, above the Financial Services Commission’s standard of 80%.

The following table shows the liquidity status, on a cumulative basis, and limits for our foreign currency accounts on a non-consolidated basis as of December 31, 2014 in accordance with the Financial Services Commission’s regulations:

	7 days or less		8 days – 1 month		3 months or less
	(in millions of US$)
Foreign currency accounts:
Foreign currency assets	US$	8,438	US$	9,627	US$	29,290
Foreign currency liabilities		6,977		7,125		24,148
Maturity gap		1,461		2,502		1,179
Cumulative gap (A)		1,461		3,963		5,142
Total assets (B)		59,887		59,887		59,887
Liquidity gap ratio (A/B)		2.44%		6.62%		121.29	%(1)
Limits		(3)%		(10)%		85%

(1)	Liquidity ratio, calculated as foreign currency assets as a percentage of foreign currency liabilities.

Our Executive Risk Management Committee receives reports regarding our liquidity ratios and liquidity gap ratios on a monthly basis. Based on those reports, our Risk Management Department reports these results to the Board Risk Management Committee on a quarterly basis.

Operational Risk Management

Operational risk is difficult to quantify and subject to different definitions. We define our operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic and reputational risk.

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. Several bodies are responsible for managing our operational risk, including our compliance department, the Risk Management Committee and the risk management unit. In order to manage operational risk, we have implemented a multi-step operational risk management process consisting of engaging in risk self assessment, establishing key risk indicators, operating an early warning system, managing loss data, measuring operational risk capital, monitoring and reporting risks, promoting a strong risk management culture and developing action plans. We have also established policies to change operational risk profiling, select permitted levels of risk, develop action plans and manage results.

We consider legal risk as a part of our operational risk. The uncertainty of the enforceability of the obligations of our customers and counterparties, including foreclosure on collateral, creates legal risk. Legal risk is higher in new areas of business where the law is often untested in the courts although such risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the banking industry remain untested. Our legal department seeks to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. Our internal auditors also review loan documentation to ensure that these are correctly drawn up to withstand scrutiny in court should such scrutiny occur.

In connection with our disaster recovery capabilities, we are in the process of meeting the guidelines suggested by the Financial Services Commission. These generally require that our disaster and recovery capabilities enable us to recover data and resume operations within three hours.

The majority of our information technology systems are operated by our subsidiary, Woori FIS. We currently have a “mirror site” in operation which backs up transaction information on a real-time basis. We also have a “back-up site” in operation, which backs up transaction information on a daily basis. See “Item 3D. Risk Factors—Other risks relating to our business—We may experience disruptions, delays and other difficulties from our information technology systems.”

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges

Under the terms of the deposit agreement, as a holder of our ADSs, you are required to pay the following service fees to the depositary:

Services	Fees
Issuance of ADSs	Up to $0.05 per ADS issued

Cancellation of ADSs	Up to $0.05 per ADS canceled

Distribution of cash dividends or ADSs pursuant to stock dividends	Up to $0.05 per ADS held

Distribution of cash proceeds or free shares in the form of ADSs	Up to $0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ADS held

Depositary Services	Up to $0.05 per ADS held on the applicable record date established by the depositary

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

Fees and Payments from the Depositary to Us

In 2014, pursuant to an agreement with us, the depositary waived, or made payments to third parties of, approximately $39,924 (net of applicable taxes) in the aggregate in connection with proxy process expenses (including printing, postage and distribution expenses), contributions towards investor relations efforts (including investor relations agency fees) and other standard out-of-pocket maintenance costs relating to our American depositary receipt, or ADR, facility that were payable by us.

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADR facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of December 31, 2014 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013, which superseded the original Internal Control—Integrated Framework (1992) as of December 15, 2014.

Based on this assessment, management believes that, as of December 31, 2014, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2014.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that each of He-Suk Chun, Kang-Shik Choi and Sung-Soo Koh, our non-executive directors and members of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, principal financial officer and persons performing similar functions as well as to our outside directors and other officers and employees. Our code of ethics is available on our website at http://www.wooribank.com. If we amend the provisions of our code of ethics that apply to our chief executive officer and principal financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the fees billed to us or Woori Finance Holdings, as applicable, by our independent registered public accountants, Deloitte Anjin LLC, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (which we refer to collectively as “Deloitte”), during the fiscal years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012		2013		2014
	(in millions of Won)
Audit fees	￦	5,841	￦	6,218	￦	3,576
Audit-related fees		219		290		221
Tax fees		282		343		220
All other fees		64		27		342

Total fees	￦	6,406	￦	6,878	￦	4,359

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

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee pre-approves all audit services to be provided by Deloitte Anjin LLC, our independent auditors. Our Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by our Audit Committee. Non-audit services that are prohibited to be provided to us by our independent auditors under the rules of the SEC and applicable law may not be pre-approved. In addition, prior to the granting of any pre-approval, our Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of our independent auditors. Our Audit Committee also pre-approves the selection or replacement of the independent auditors of our subsidiaries.

Our Audit Committee did not pre-approve any non-audit services under the de minimis exception of Rule 2-01(c)(7)(i)(C) of Regulation S-X as promulgated by the U.S. Securities and Exchange Commission.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31, 2014	—		￦	—	—	—
February 1 to February 28, 2014	—			—	—	—
March 1 to March 31, 2014	—			—	—	—
April 1 to April 30, 2014	—			—	—	—
May 1 to May 31, 2014	27,480	(1)		12,649	—	—
June 1 to June 30, 2014	—			—	—	—
July 1 to July 31, 2014	—			—	—	—
August 1 to August 31, 2014	—			—	—	—
September 1 to September 30, 2014	—			—	—	—
October 1 to October 31, 2014	2,977,987	(2)		12,503	—	—
November 1 to November 30, 2014	—			—	—	—
December 1 to December 31, 2014	—			—	—	—

Total	3,005,467		￦	12,505	—	—

(1)

Comprises fractional common shares of Woori Finance Holdings purchased by Woori Finance Holdings in connection with the spin-off of Kwangju Bank and Kyongnam Bank and the related share consolidation of Woori Finance Holdings in May 2014. Pursuant to Korean law, Woori Finance Holdings purchased from its shareholders such fractional common shares resulting from the share consolidation, at their prevailing market price. See “Item 4. Information on the Company—Privatization Plan—Spin-off of Kwangju Bank and Kyongnam Bank.” In connection with Woori Finance Holdings’ merger with and into us in November 2014, such common shares of Woori Finance Holdings (as well as other common shares of Woori Finance Holdings held by it as treasury shares immediately prior to the merger) were exchanged for an equal number of our common shares, which we hold as treasury shares. See “Item 4. Information on the Company—Privatization Plan—Merger with Woori Finance Holdings.”

(2)

Comprises (i) 2,913,155 common shares of Woori Finance Holdings that were purchased by Woori Finance Holdings, at an average price of ￦12,505 per share, through a broker in a series of open-market transactions in Korea in October 2014, pursuant to a trust agreement for the acquisition of treasury shares dated September 29, 2014, and (ii) 64,832 common shares of Woori Finance Holdings that were purchased by Woori Finance Holdings, at a price of ￦12,422 per share, from dissenting shareholders exercising appraisal rights in October 2014 in connection with Woori Finance Holdings’ merger with and into us in November 2014. In connection with the merger, such common shares of Woori Finance Holdings (as well as other common shares of Woori Finance Holdings held by it as treasury shares immediately prior to the merger) were exchanged for an equal number of our common shares, which we hold as treasury shares. See “Item 4. Information on the Company—Privatization Plan—Merger with Woori Finance Holdings.”

Other than as described above, neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

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

NYSE Corporate Governance Standards	Woori Bank

Director Independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as six of our 10 directors are outside directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our outside directors hold quarterly meetings, which coincide with the quarterly Audit Committee meetings, to discuss matters relating to management issues. The Audit Committee consists of three outside directors and one standing director.

Nomination/Corporate Governance Committee
A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	We have established a separate Board of Directors Management Committee, which consists of one standing director, one non-standing director and six outside directors.
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

We maintain a Compensation Committee consisting of five outside directors.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an Audit Committee comprised of three outside directors and one standing director, all of whom are independent. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has four members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have one equity compensation plan, providing for the grant of stock options to officers and directors.

All material matters related to the granting of stock options are provided in our articles of incorporation, and any amendments to the articles of incorporation are subject to shareholders’ approval.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted corporate governance standards, the Korean-language version of which is available on our website.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics and Business Conduct for Employees, the Korean-language version of which is available on our website.

Item 16H.	Mine Safety Disclosure

Not Applicable

Item 17.	FINANCIAL STATEMENTS

Not Applicable

Item 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19.	EXHIBITS

(a) List of financial statements:

(b)	Exhibits

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

Number	Description
1.1*	Articles of Incorporation of Woori Bank (translation in English).

2.1	Form of Stock Certificate of Woori Bank’s common stock, par value ￦5,000 per share (translation in English).

2.2**	Form of Deposit Agreement among Woori Bank, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt.

4.1***	Memorandum of understanding between the KDIC and Hanvit Bank (since renamed Woori Bank) dated December 30, 2000, as amended.

8.1****	List of subsidiaries of Woori Bank.

11.1	Code of Ethics (translation in English).

12.1	Section 302 certifications.

13.1	Section 906 certifications.

*	Incorporated by reference to exhibit 1 to the Form CB (File No. 005-79866), filed on September 25, 2014.
**	Incorporated by reference to exhibit (a) to the Registration Statement on Form F-6 (File No. 333-199370), filed on October 15, 2014.
***	Incorporated by reference to the exhibits to the Registration Statement on Form 20-F (File No. 001-31811), filed on September 25, 2003.
****	Incorporated by reference to Note 1 of the notes to the consolidated financial statements of the registrant included in this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Woori Bank (Registrant)

/s/ Kwang-Goo Lee
(Signature)

Kwang-Goo Lee
President and Chief Executive Officer
(Name/Title)

Date: April 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Woori Bank:

We have audited the internal control over financial reporting of Woori Bank and subsidiaries (the “Group”) as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Group and our report dated April 28, 2015 expressed an unqualified opinion on those consolidated financial statements and the translation of financial statement amounts into United States dollars for the convenience of readers in the United States of America.

/s/    DELOITTE ANJIN LLC

Seoul, Korea

April 28, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Woori Bank:

We have audited the accompanying consolidated statements of the financial position of Woori Bank and subsidiaries (the “Group”) as of December 31, 2013 and 2014 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014 (all expressed in Korean Won). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Woori Bank and subsidiaries as of December 31, 2013 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Our audits also comprehended the translation of Korean Won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2015, expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/    DELOITTE ANJIN LLC

Seoul, Korea

April 28, 2015

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND 2014

	Korean Won		U.S. Dollars
	December 31, 2013	December 31, 2014	December 31, 2014
	(in millions)		(in thousands) (Note 2)
ASSETS
Cash and cash equivalents (Note 6)	5,477,649	5,962,861	5,466,052
Financial assets at fair value through profit or loss (Notes 4,7,11,12,18 and 26)	4,806,197	4,554,180	4,174,738
Available-for-sale financial assets (Notes 4,8,11,12 and 18)	17,085,448	18,810,845	17,243,576
Held-to-maturity financial assets (Notes 4,9,11,12 and 18)	12,038,820	13,044,448	11,957,620
Loans and receivables (Notes 4,10,11,12,44 and 45)	211,912,373	223,370,135	204,759,540
Investments in joint ventures and associates (Note 13)	617,570	648,436	594,410
Investment properties (Note 14)	340,620	357,550	327,760
Premises and equipment (Notes 15,17 and 18)	2,536,441	2,501,102	2,292,717
Intangible assets and goodwill (Note 16)	268,926	295,728	271,089
Assets held for sale (Note 17)	587	8,013	7,345
Current tax assets (Note 42)	143,101	4,845	4,441
Deferred tax assets (Note 42)	155,256	257,858	236,374
Derivative assets (Notes 7,11,12 and 26)	131,410	196,061	179,726
Other assets (Notes 19 and 45)	178,886	145,157	133,063
Disposal group held for sale (Note 47)	34,684,805	—	—
Disposal group held for distribution to owners (Note 48)	50,312,293	—	—

Total assets	340,690,382	270,157,219	247,648,451

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,12,20 and 26)	2,507,248	2,675,354	2,452,451
Deposits due to customers (Notes 4,11,21 and 45)	175,323,644	188,516,465	172,809,784
Borrowings (Notes 4,11,12 and 22)	18,231,511	17,707,595	16,232,246
Debentures (Notes 4,11 and 22)	21,677,674	24,795,904	22,729,976
Provisions (Notes 23 and 44)	684,799	692,009	634,353
Net defined benefit liability (Note 24)	71,602	75,591	69,293
Current tax liabilities (Note 42)	9,980	298,762	273,870
Deferred tax liabilities (Note 42)	49,105	21,757	19,944
Derivative liabilities (Notes 4,11,12 and 26)	1,785	—	—
Other financial liabilities (Notes 4,11,12 and 25)	19,914,947	16,889,687	15,482,484
Other liabilities (Notes 25 and 45)	411,278	390,670	358,120
Liabilities directly associated with disposal group held for sale (Note 47)	32,047,626	—	—
Liabilities directly associated with disposal group held for distribution to owners (Note 48)	46,882,414	—	—

Total liabilities	317,813,613	252,063,794	231,062,521

EQUITY
Owners’ equity:	17,847,633	17,983,501	16,485,165
Capital stock (Note 28)	4,030,077	3,381,392	3,099,664
Hybrid securities (Note 29)	498,407	2,538,823	2,327,295
Capital surplus (Note 28)	176,502	291,066	266,815
Other equity (Note 30)	(35,367)	(2,393,138)	(2,193,748)
Retained earnings (Notes 31 and 32)	13,112,690	14,165,358	12,985,139
Equity directly associated with disposal group held for sale (Note 30)	29,820	—	—
Equity directly associated with disposal group held for distribution to owners (Note 30)	35,504	—	—
Non-controlling interests	5,029,136	109,924	100,765

Total equity	22,876,769	18,093,425	16,585,930

Total liabilities and equity	340,690,382	270,157,219	247,648,451

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Korean Won			U.S. Dollars
	2012	2013	2014	2014
	(in millions, except for per share data)			(in thousands, except per share data) (Note 2)
Interest income	10,891,241	9,493,383	9,211,240	8,443,784
Interest expense	(6,043,341)	(5,001,361)	(4,718,222)	(4,325,113)

Net interest income (Notes 34 and 45)	4,847,900	4,492,022	4,493,018	4,118,671
Fees and commissions income	1,686,885	1,565,224	1,598,015	1,464,873
Fees and commissions expense	(497,535)	(638,723)	(681,000)	(624,261)

Net fees and commissions income (Notes 35 and 45)	1,189,350	926,501	917,015	840,612
Dividend income (Note 36)	101,063	87,641	96,812	88,746
Net gain (loss) on financial instruments at fair value through profit or loss (Note 37)	(364,894)	123,900	189,912	174,089
Net gain (loss) on available-for-sale financial assets (Note 38)	533,148	(85,242)	(68,924)	(63,181)
Impairment losses due to credit loss (Notes 39 and 45)	(1,799,029)	(2,277,260)	(1,096,940)	(1,005,546)
General and administrative expenses (Note 40)	(2,653,194)	(2,902,172)	(2,958,919)	(2,712,390)
Other net operating expenses (Notes 40 and 45)	(304,837)	(125,823)	(674,266)	(618,088)

Operating income	1,549,507	239,567	897,708	822,913
Share of gains (losses) of joint ventures and associates (Note 13)	44,515	(1,277)	(67,980)	(62,316)
Other net non-operating income (Note 41)	43,898	49,377	4,667	4,278

Non-operating income (loss)	88,413	48,100	(63,313)	(58,038)
Net income before income tax expense	1,637,920	287,667	834,395	764,875
Income tax expense (Note 42)	(356,840)	(35,096)	(288,195)	(264,183)

Net income from continuing operations	1,281,080	252,571	546,200	500,692
Net income (loss) from discontinued operations (Notes 47 and 48)	566,599	(966,006)	661,769	606,632

Net income (loss)	1,847,679	(713,435)	1,207,969	1,107,324

Remeasurement of the net defined benefit liability	(51,297)	9,217	(51,650)	(47,347)

Items that will not be reclassified to profit or loss	(51,297)	9,217	(51,650)	(47,347)
Loss on available-for-sale financial assets	(349,481)	(50,953)	(75,586)	(69,288)
Share of other comprehensive income (loss) of joint ventures and associates	56,855	(6,375)	(1,604)	(1,470)
Gain (loss) on foreign currency translation of foreign operations	(107,509)	(59,824)	48,393	44,361
Gain (loss) on valuation of cash flow hedge	13,091	(2,412)	(27,150)	(24,888)

Items that may be reclassified to profit or loss	(387,044)	(119,564)	(55,947)	(51,285)
Other comprehensive loss, net of tax	(438,341)	(110,347)	(107,597)	(98,632)
Total comprehensive income (loss)	1,409,338	(823,782)	1,100,372	1,008,692

Net income attributable to:
Net income (loss) attributable to owners	1,633,341	(537,688)	1,213,980	1,112,834
Income from continuing operations	1,164,431	162,011	435,289	399,022
Income (loss) from discontinued operations	468,910	(699,699)	778,691	713,812
Net Income (loss) attributable to non-controlling interests	214,338	(175,747)	(6,011)	(5,510)
Income from continuing operations	116,649	90,560	110,911	101,670
Income (loss) from discontinued operations	97,689	(266,307)	(116,922)	(107,180)
Total comprehensive income attributable to:
Comprehensive income (loss) attributable to owners	1,176,805	(623,695)	1,192,191	1,092,861
Comprehensive income (loss) attributable to non-controlling interests	232,533	(200,087)	(91,819)	(84,169)
Basic and diluted earnings (losses) from continuing and discontinued operations per share (Note 43)	1,993	(704)	1,621	1.49
Basic and diluted earnings from continuing operations per share (Note 43)	1,411	165	536	0.49

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Equity directly associated with disposal group held for sale	Equity directly associated with disposal group held for distribution to owners	Owners’ equity	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2012	4,030,077	309,010	175,768	563,074	12,477,156	—	—	17,555,085	4,549,423	22,104,508
Net income	—	—	—	—	1,633,341	—	—	1,633,341	214,338	1,847,679
Dividends	—	—	—	—	(201,503)	—	—	(201,503)	(40,842)	(242,345)
Changes in equities of consolidated subsidiaries	—	—	(1,724)	—	—	—	—	(1,724)	(220)	(1,944)
Loss on valuation of available-for-sale financial assets	—	—	—	(334,185)	—	—	—	(334,185)	(15,296)	(349,481)
Changes in equity of joint ventures and associates	—	—	—	7,188	—	—	—	7,188	49,667	56,855
Foreign currency translation of foreign operations	—	—	—	(81,805)	—	—	—	(81,805)	(25,704)	(107,509)
Cash flow hedge	—	—	—	4,357	—	—	—	4,357	8,734	13,091
Remeasurement of the net defined benefit liability	—	—	—	(52,093)	—	—	—	(52,093)	796	(51,297)
Changes in other equity	—	—	—	5,197	—	—	—	5,197	3,105	8,302
Amortization of subsidiaries’ stock discount	—	—	—	280	(280)	—	—	—	—	—
Changes in non-controlling interests	—	—	—	—	—	—	—	—	(271,837)	(271,837)
Dividends to hybrid securities	—	—	—	—	(27,336)	—	—	(27,336)	(135,007)	(162,343)
Issuance of hybrid securities	—	189,397	—	—	—	—	—	189,397	—	189,397

December 31, 2012	4,030,077	498,407	174,044	112,013	13,881,378	—	—	18,695,919	4,337,157	23,033,076

January 1, 2013	4,030,077	498,407	174,044	112,013	13,881,378	—	—	18,695,919	4,337,157	23,033,076
Net loss	—	—	—	—	(537,688)	—	—	(537,688)	(175,747)	(713,435)
Dividends	—	—	—	—	(201,503)	—	—	(201,503)	(21,319)	(222,822)
Changes in equities of consolidated subsidiaries	—	—	(259)	—	—	—	—	(259)	(280)	(539)
Changes in investments in consolidated subsidiaries	—	—	2,717	—	—	—	—	2,717	81,370	84,087
Loss on valuation of available-for-sale financial assets	—	—	—	(33,782)	—	—	—	(33,782)	(17,171)	(50,953)
Changes in equity of joint ventures and associates	—	—	—	(6,375)	—	—	—	(6,375)	—	(6,375)
Foreign currency translation of foreign operations	—	—	—	(51,999)	—	—	—	(51,999)	(7,825)	(59,824)
Cash flow hedge	—	—	—	(765)	—	—	—	(765)	(1,647)	(2,412)
Remeasurement of the net defined benefit liability	—	—	—	6,915	—	—	—	6,915	2,302	9,217
Changes in other equity	—	—	—	3,852	—	—	—	3,852	1,612	5,464
Amortization of subsidiaries’ stock discount	—	—	—	98	(98)	—	—	—	—	—
Reclassification to disposal group held for sale or distribution to owners	—	—	—	(65,324)	—	29,820	35,504	—	—	—
Dividends to hybrid securities	—	—	—	—	(29,399)	—	—	(29,399)	(154,869)	(184,268)
Issuance of hybrid securities	—	—	—	—	—	—	—	—	985,553	985,553

December 31, 2013	4,030,077	498,407	176,502	(35,367)	13,112,690	29,820	35,504	17,847,633	5,029,136	22,876,769

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Equity directly associated with disposal group held for sale	Equity directly associated with disposal group held for distribution to owners	Owners’ equity	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2014	4,030,077	498,407	176,502	(35,367)	13,112,690	29,820	35,504	17,847,633	5,029,136	22,876,769
Net income (loss)	—	—	—	—	1,213,980	—	—	1,213,980	(6,011)	1,207,969
Dividends	—	—	—	—	—	—	—	—	(8,042)	(8,042)
Changes due to the Spin-off	(648,685)	—	(68,106)	(2,185,665)	(110,405)	—	—	(3,012,861)	(286,564)	(3,299,425)
Merger between Woori Bank and Woori Finance Holdings	—	1,880,798	178,058	(178,060)	—	—	—	1,880,796	(1,880,798)	(2)
Merger between Indonesia Woori Bank and Saudara Bank	—	—	21,724	—	—	—	—	21,724	49,134	70,858
Changes in capital surplus of consolidated subsidiaries	—	—	(23)	—	—	—	—	(23)	572	549
Issuance of capital stocks in consolidated subsidiaries	—	—	(17,110)	—	—	—	—	(17,110)	17,391	281
Acquisition of treasury stock	—	—	—	(37,580)	—	—	—	(37,580)	—	(37,580)
Disposal of consolidated subsidiaries	—	—	—	—	—	—	—	—	(1,900,347)	(1,900,347)
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	96,883	—	(28,923)	(46,365)	21,595	(97,181)	(75,586)
Changes in equity of joint ventures and associates	—	—	—	(1,911)	—	(3,662)	2,599	(2,974)	1,370	(1,604)
Foreign currency translation of foreign operations	—	—	—	10,072	—	18,783	—	28,855	19,537	48,392
Cash flow hedge	—	—	—	(2,012)	—	(15,426)	(861)	(18,299)	(8,851)	(27,150)
Remeasurement of the net defined benefit liability	—	—	—	(59,498)	(764)	(592)	9,123	(51,731)	(683)	(52,414)
Issuance of hybrid securities	—	159,618	—	—	—	—	—	159,618	—	159,618
Dividends to hybrid securities	—	—	—	—	(50,129)	—	—	(50,129)	(116,721)	(166,850)
Redemption of hybrid securities	—	—	—	—	(1)	—	—	(1)	(702,994)	(702,995)
Changes in other equity	—	—	21	—	(13)	—	—	8	976	984

December 31, 2014	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	—	—	17,983,501	109,924	18,093,425

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Equity directly associated with disposal group held for sale	Equity directly associated with disposal group held for distribution to owners	Owners’ equity	Non- controlling interests	Total equity
	(U.S. Dollars in thousands) (Note 2)
January 1, 2014	3,694,302	456,881	161,796	(32,421)	12,020,176	27,337	32,546	16,360,617	4,610,122	20,970,739
Net income (loss)	—	—	—	—	1,112,834	—	—	1,112,834	(5,510)	1,107,324
Dividends	—	—	—	—	—	—	—	—	(7,372)	(7,372)
Changes due to the Spin-off	(594,638)	—	(62,432)	(2,003,562)	(101,206)	—	—	(2,761,838)	(262,688)	(3,024,526)
Merger between Woori Bank and Woori Finance Holdings	—	1,724,095	163,223	(163,225)	—	—	—	1,724,093	(1,724,095)	(2)
Merger between Indonesia Woori Bank and Saudara Bank	—	—	19,914	—	—	—	—	19,914	45,040	64,954
Changes in capital surplus of consolidated subsidiaries	—	—	(21)	—	—	—	—	(21)	524	503
Issuance of capital stocks in consolidated subsidiaries	—	—	(15,684)	—	—	—	—	(15,684)	15,942	258
Acquisition of treasury stock	—	—	—	(34,449)	—	—	—	(34,449)	—	(34,449)
Disposal of consolidated subsidiaries	—	—	—	—	—	—	—	—	(1,742,015)	(1,742,015)
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	88,812	—	(26,513)	(42,502)	19,797	(89,084)	(69,287)
Changes in equity of joint ventures and associates	—	—	—	(1,752)	—	(3,357)	2,382	(2,727)	1,256	(1,471)
Foreign currency translation of foreign operations	—	—	—	9,234	—	17,218	—	26,452	17,909	44,361
Cash flow hedge	—	—	—	(1,845)	—	(14,141)	(789)	(16,775)	(8,114)	(24,889)
Remeasurement of the net defined benefit liability	—	—	—	(54,540)	(700)	(544)	8,363	(47,421)	(626)	(48,047)
Issuance of hybrid securities	—	146,319	—	—	—	—	—	146,319	—	146,319
Dividends to hybrid securities	—	—	—	—	(45,952)	—	—	(45,952)	(106,997)	(152,949)
Redemption of hybrid securities	—	—	—	—	(1)	—	—	(1)	(644,422)	(644,423)
Changes in other equity	—	—	19	—	(12)	—	—	7	895	902

December 31, 2014	3,099,664	2,327,295	266,815	(2,193,748)	12,985,139	—	—	16,485,165	100,765	16,585,930

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

	Korean Won			U.S. Dollars
	2012	2013	2014	2014
	(in millions)			(in thousands) (Note 2)
Cash flows from operating activities:
Net income (loss)	1,847,679	(713,435)	1,207,969	1,107,324
Adjustments:
Income tax expense	508,654	622,656	(145,981)	(133,818)
Interest income	(14,329,038)	(12,837,884)	(10,285,933)	(9,428,937)
Interest expense	7,784,699	6,622,744	5,207,289	4,773,432
Dividend income	(163,138)	(151,494)	(135,127)	(123,869)
Impairment losses due to credit loss	2,121,697	2,706,389	1,202,152	1,101,992
Loss on valuation of financial instruments at fair value through profit or loss	183,226	—	—	—
Loss on available-for-sale financial assets	—	95,729	93,639	85,837
Share of losses of investments in joint ventures and associates	5,354	43,488	123,038	112,787
Loss on foreign exchange translation	44,539	55,228	82,077	75,239
Loss on transaction of derivatives / valuation of derivatives	56,467	121,713	22,253	20,399
Loss on fair value hedged items	38,879	13,505	87,476	80,188
Provisions	81,385	85,732	81,073	74,318
Retirement benefits	143,626	167,910	132,768	121,706
Depreciation and amortization	291,033	300,453	247,216	226,619
Loss on disposal of investments in joint ventures and associates	19,807	4,946	1,788	1,639
Loss on disposal of premises and equipment and other assets	3,335	5,158	2,788	2,556
Impairment loss on premises and equipment and other assets	17,731	60,692	2,320	2,127
Impairment loss on assets held for sale	—	—	2,420	2,218
Impairment loss on disposal group held for sale and disposal group held for distribution to owners	—	833,766	7,728	7,084
Loss on disposal of disposal group held for sale	—	—	46,782	42,884
Gain on valuation of financial instruments at fair value through profit or loss	—	(43,058)	(34,830)	(31,928)
Gain on available-for-sale financial assets	(568,806)	—	—	—
Gain on held-to-maturity financial assets	(10)	—	—	—
Share of profits of investments in joint ventures and associates	(74,021)	(64,005)	(55,674)	(51,035)
Gain on foreign exchange translation	(26,059)	(50,135)	(39,485)	(36,195)
Gain on transaction of derivatives / valuation of derivatives	(44,568)	(18,801)	(85,975)	(78,812)
Gain on fair value hedged items	(43,725)	(128,361)	(23,317)	(21,374)
Reversal of provisions	(25,069)	(10,972)	(744)	(682)
Gain on disposal of investments in joint ventures and associates	(28,627)	(19,974)	(31,899)	(29,241)
Gain on disposal of premises and equipment and other assets	(4,669)	(13,052)	(1,134)	(1,040)
Reversal of impairment loss on premises and equipment and other assets	(1,714)	(3,051)	(533)	(489)
Gain on disposal of group held for sale	—	—	(159,794)	(146,480)
Gain on disposal of assets held for sale	—	—	(1,039)	(952)
Reversal of impairment loss on assets held for sale	—	—	(337)	(309)
Reversal of impairment loss on disposal group held for sale and disposal group held for distribution to owners	—	—	(259)	(237)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	673,750	2,413,710	1,547,502	1,418,568
Loans and receivables	(16,844,065)	(17,106,848)	(15,439,044)	(14,152,705)
Other assets	(57,619)	54,493	(92,867)	(85,130)
Deposits due to customers	6,371,038	9,705,237	14,052,504	12,881,687
Provision for guarantee and loan commitment	(79,096)	(98,270)	(106,780)	(97,883)
Net defined benefit liability	(163,820)	(158,487)	(276,638)	(253,589)
Other financial liabilities	6,159,641	(1,147,373)	(1,933,627)	(1,772,522)
Other liabilities	(17,454)	38,359	(16,183)	(14,835)
Cash received from (paid for) operating activities:
Interest income received	14,300,812	12,918,030	10,171,063	9,323,638
Interest expense paid	(7,814,374)	(6,974,736)	(5,210,976)	(4,776,812)
Dividends received	156,476	151,051	155,164	142,236
Income tax paid	(667,993)	(479,002)	(117,589)	(107,792)

Net cash provided by (used in) operating activities	(144,037)	(2,997,949)	281,244	257,812

Continued

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Korean Won			U.S. Dollars
	2012	2013	2014	2014
	(in millions)			(in thousands) (Note 2)
Cash flows from investing activities:
Net cash provided by disposal of subsidiaries (Note 46)	—	—	1,193,584	1,094,138
Net cash provided by the merger of Saudara bank (Note 50)	—	—	81,100	74,343
Disposal of available-for-sale financial assets	26,003,872	26,449,831	26,865,684	24,627,308
Redemption of held-to-maturity financial assets	11,264,656	6,768,916	4,823,630	4,421,738
Disposal of investments in joint ventures and associates	140,871	106,438	235,778	216,134
Disposal of investment properties	—	6,583	—	—
Disposal of premises and equipment	15,545	18,478	36,364	33,334
Disposal of intangible assets	3,199	8,660	88,197	80,849
Disposal of assets held for sale	15,860	54,611	29,857	27,369
Net decrease of derivatives for risk hedge	43,965	14,632	—	—
Acquisition of available-for-sale financial assets	(24,796,959)	(29,152,120)	(28,527,400)	(26,150,574)
Acquisition of held-to-maturity financial assets	(9,913,276)	(4,250,044)	(5,658,655)	(5,187,191)
Acquisition of investments in joint ventures and associates	(97,819)	(144,644)	(67,431)	(61,813)
Acquisition of investment properties	(2,724)	(513)	(18)	(17)
Acquisition of premises and equipment	(252,470)	(159,437)	(140,639)	(128,921)
Acquisition of intangible assets	(72,598)	(107,092)	(86,910)	(79,669)
Acquisition of assets held for sale	—	(7,266)	—	—
Net increase of derivatives for risk hedge	—	—	(14,153)	(12,974)

Net cash provided by (used in) investing activities	2,352,122	(392,967)	(1,141,012)	(1,045,946)

Cash flows from financing activities:
Net increase in borrowings	—	3,113,963	—	—
Issuance of debentures	8,945,192	10,501,447	18,229,052	16,710,257
Issuance of hybrid securities	189,397	—	159,618	146,319
Increase of paid in capital in subsidiaries	—	80,273	1,121	1,028
Issuance of hybrid securities in subsidiaries	—	985,553	—	—
Cash outflow due to the Spin-off	—	—	(792,949)	(726,883)
Net decrease in borrowings	(1,186,507)	—	(927,711)	(850,417)
Repayment of debentures	(10,257,246)	(10,084,216)	(15,448,663)	(14,161,522)
Dividends paid	(201,503)	(201,503)	—	—
Acquisition of treasury stock	—	—	(37,580)	(34,449)
Expenses on stock issued	—	—	(3)	(3)
Dividends paid on hybrid securities	(26,629)	(29,398)	(60,780)	(55,716)
Dividends paid on non-controlling interests	—	—	(8,042)	(7,372)
Dividends paid on hybrid securities of subsidiaries	(115,165)	(147,498)	(98,522)	(90,313)
Redemption of non-controlling hybrid securities	—	—	(702,995)	(644,423)
Other decrease in non-controlling interests, net	(23,978)	(38,643)	(1,119)	(1,026)

Net cash provided by (used in) financing activities	(2,676,439)	4,179,978	311,427	285,480

Net increase (decrease) in cash and cash equivalents	(468,354)	789,062	(548,341)	(502,654)
Cash and cash equivalents, beginning of the period	6,417,964	5,778,390	6,472,459	5,933,191
Effects of exchange rate changes on cash and cash equivalents	(171,220)	(94,993)	38,743	35,515

Cash and cash equivalents, end of the period	5,778,390	6,472,459	5,962,861	5,466,052

Cash and cash equivalents directly associated with disposal group held for sale	—	(303,202)	—	—
Cash and cash equivalents directly associated with disposal group held for distribution to owners	—	(691,608)	—	—

Cash and cash equivalents on consolidated statement of financial position	5,778,390	5,477,649	5,962,861	5,466,052

See notes to consolidated financial statements

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1. GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with International Financial Reporting Standards (“IFRS”) 10—Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act, and foreign exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement (the “Merger Agreement”) dated July 28, 2014, by and between Woori Finance Holdings and Woori Bank. Pursuant to the Merger Agreement, for each outstanding common share of Woori Finance Holdings, one new common share of Woori Bank, par value 5,000 Korean Won, was issued to shareholders recorded in the shareholder register of Woori Finance Holdings. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of December 31, 2014, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “million Won”), to 3,381,392 million Won. As Woori Finance Holdings was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on Korea Exchange and New York Stock Exchange. (Notes 28 and 50)

As a result of such merger, the Bank acquired the investments in Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd., which were previously owned by the Holding company. Consequently, the entities became the subsidiaries of the Bank.

The head office of the Bank is located in 51 Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 993 branches and offices in Korea, and 21 branches and offices overseas as of December 31, 2014.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2013	December 31, 2014
Woori Bank:	Finance
Kyongnam Bank(*1)	”	100.0	—
Kwangju Bank(*1)	”	100.0	—
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0
Woori F&I(*1)	Finance	100.0	—
Woori Investment &Securities(*1)	”	37.9	—
Woori Asset Management(*1)	”	100.0	—
Woori Private Equity Co., Ltd.	”	100.0	100.0
Woori Financial(*1)	”	52.0	—
Woori FG Savings Bank(*1)	Finance	100.0	—
Woori Finance Research Institute	Other service business	100.0	100.0
Woori Card Co., Ltd.	Finance	100.0	100.0
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0
Woori America Bank	Finance	100.0	100.0
Woori Global Market Asia Limited	”	100.0	100.0
Woori Bank (China) Limited	”	100.0	100.0
ZAO Woori Bank	”	100.0	100.0
PT. Bank Woori Indonesia(*6)	”	95.2	—
PT Bank Woori Saudara Indonesia 1906 Tbk(*6)	”	—	74.0
Woori Brazil Bank	”	100.0	100.0
Korea BTL Infrastructure Fund(*9)	”	100.0	99.9
Woori Fund Service Co., Ltd.	”	100.0	100.0
Woori Finance Cambodia(*10)	”	—	100.0
Kumho Trust First Co., Ltd.(*2)	Asset securitization	0.0	0.0
Asiana Saigon Inc.(*2)	”	0.0	0.0
An-Dong Raja First Co., Ltd.(*2)	”	0.0	0.0
Consus Eighth Co., LLC(*2)	”	0.0	0.0
KAMCO Value Recreation First Securitization Specialty Co., Ltd.(*2)	”	15.0	15.0
Woori IB Global Bond Co., Ltd.(*2)	”	0.0	0.0
Hermes STX Co., Ltd. (*2)	”	0.0	0.0
BWL First Co., LLC(*2)	”	0.0	0.0
Woori Poongsan Co., Ltd.(*2)	”	0.0	0.0
Pyeongtaek Ocean Sand Inc.(*2)	”	0.0	0.0
W synergy First Co., Ltd.(*4)	”	0.0	—
Deogi Dream Fourth Co., Ltd.(*2)	”	0.0	0.0
Guam Emerald Ocean View Inc.(*4)	”	0.0	—
Jeonju Iwon Ltd.(*2)	”	0.0	0.0
Wonju I one Inc.(*2)	”	0.0	0.0
Newyear Eighth Co., Ltd.(*2)	”	—	0.0
Jilrian First Co., Ltd.(*2)	”	—	0.0
Heitz Third Co., Ltd.(*2)	”	0.0	0.0
Principal Guaranteed Trust(*3)	Trust	0.0	0.0
Principal and Interest Guaranteed Trust(*3)	”	0.0	0.0
Woori Bank and Woori Private Equity Co., Ltd.:
Woori Private Equity Fund(*8)(*11)	Other financial business	61.0	31.9
Woori Investment Bank Co., Ltd.(*7)	Other credit finance business	42.8	59.5
Kyongnam Bank:
Consus Sixth Co., LLC(*1)	Asset securitization	0.0	—
Principle Guaranteed Trust(*1)	Trust	0.0	—
Principle and Interest Guaranteed Trust(*1)	”	0.0	—

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2013	December 31, 2014
Kwangju Bank:
Hybrid First Specialty Inc.(*1)	Asset securitization	0.0	—
KAMCO Value Recreation Second Securitization Specialty Inc(*1)	”	15.0	—
Principle Guaranteed Trust(*1)	Trust	0.0	—
Principle and Interest Guaranteed Trust(*1)	”	0.0	—
Woori F&I Co., Ltd.:
Woori AMC Co., Ltd.(*1)	Other financial business	100.0	—
Woori F&I Seventh Asset Securitization Specialty(*1)	Asset securitization	100.0	—
Woori F&I Tenth Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Thirteenth Asset Securitization Specialty(*1)	”	94.6	—
Woori SB Tenth Asset Securitization Specialty(*1)	”	50.0+1share	—
Woori F&I Sixteenth Asset Securitization Specialty(*1)	Asset securitization	100.0	—
Woori EA Third Asset Securitization Specialty(*1)	”	70.0	—
Woori EA Fifth Asset Securitization Specialty(*1)	”	70.0	—
Woori F&I Seventeenth Asset Securitization Specialty (*1)	”	100.0	—
Woori EA Eighth Asset Securitization Specialty(*1)	”	51.0	—
WR Investment America, LLC(*1)	Administration of NPL	100.0	—
Woori F&I Eighteenth Asset Securitization Specialty(*1)	Asset securitization	100.0	—
Woori EA Tenth Asset Securitization Specialty(*1)	”	51.0	—
Woori F&I Nineteenth Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Twentieth Asset Securitization Specialty(*1)	”	60.0	—
Woori F&I Twenty first Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Twenty second Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Twenty third Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Twenty fourth Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Twenty fifth Asset Securitization Specialty(*1)	”	100.0	—
Woori EA Twelfth Asset Securitization Specialty(*1)	”	70.0	—
Woori EA Thirteenth Asset Securitization Specialty(*1)	”	70.0	—
Woori EA Fourteenth Asset Securitization Specialty(*1)	”	70.0	—
Woori EA Fifteenth Asset Securitization Specialty(*1)	”	70.0	—
Woori EA Eighteenth Asset Securitization Specialty(*1)	”	67.0	—
Woori F&I Twenty sixth Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Twenty seventh Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Twenty eighth Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Twenty ninth Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Thirtieth Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Thirty first Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Thirty second Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Thirty third Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Thirty fourth Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Thirty fifth Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Thirty sixth Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Thirty seventh Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Thirty eighth Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Thirty ninth Asset Securitization Specialty(*1)	”	100.0	—
Woori F&I Fortieth Asset Securitization Specialty(*1)	”	100.0	—
FS 1312 Asset Securitization Specialty(*1)	”	100.0	—
Woori Investment & Securities Co., Ltd.:
Woori Futures Co., Ltd.(*1)	Futures trading	100.0	—
Woori Investment Asia PTE, Ltd.(*1)	Investments	100.0	—
Woori Absolute Global Opportunity Fund(*1)	Securities investments	100.0	—
LG Investments Holding B.V.(*1)	”	100.0	—
Woori Investment Securities (H.K.)Ltd.(*1)	Securities business	100.0	—
Woori Investment Securities Int’l Ltd.(*1)	Securities investments	100.0	—
Woori Investment Securities America, Inc.(*1)	”	100.0	—
Woori CBV Securities Corporation(*1)	Securities business	49.0	—
MARS Second Private Equity Fund(*1)	Other financial business	8.9	—

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2013	December 31, 2014
Woori Absolute Partners PTE, Ltd.(*1)	Securities investments	100.0	—
Woori Korindo Securities Indonesia(*1)	”	60.0	—
Woori Absolute Return Investment Strategies Fund(*1)	”	100.0	—
KoFC Woori Growth Champ Private Equity Fund(*1)	Other financial business	27.3	—
Woori Investment advisory Co., Ltd. (Beijing)(*1)	Securities investments	95.1	—
IBS eleventh Co., Ltd.(*1)	Asset Securitization	0.0	—
Alphen Rose Second Co., Ltd.(*1)	”	0.0	—
Principle Guaranteed Trust(*1)	Trust	0.0	—
Woori Private Equity Fund:
Woori EL Co., Ltd.	Other financial business	100.0	100.0
KoFC Woori Growth Champ Private Equity Fund:
Woori Giant First Co., Ltd.(*1)	Asset securitization	100.0	—
Woori Investment Bank:
HUB First Co., Ltd.(*4)	Asset securitization	0.0	—
HUB Second Co., Ltd.(*4)	Asset securitization	0.0	—
HUB Third Co., Ltd.(*4)	”	0.0	—
Two Eagles KIB LLC(*4)	Other service business	100.0	—
Woori Private Equity Co., Ltd. and TWO Eagles KIB LLC:
Two Eagles LLC(*4)	Other service business	55.0	—
Woori PE and My Asset Manhattan Private REIT First:
Sahn Eagles LLC(*4)	Other financial business	60.0	—
Woori Bank and Woori Investment Bank:
Woori CS Ocean Bridge 15th and 43 beneficiary certificates for the rest(*5)	Beneficiary certificates	—	—

(*1)	The entity is deconsolidated through spin-off or through disposal during the year ended December 31, 2014.
(*2)	The entity is a structured entity that is established for securitization of financial assets. It is determined that the Group controls the entity, even though the Group has less than 50% ownership of the entity, after considering facts and circumstances, such as the Group’s power over the entity’s related business activities, the Group’s exposure to variable returns from its involvement with the entity, and the Group’s ability to affect the returns through its power over the entity.
(*3)	The entity is a money trust that was established in accordance with the Trust Business Act. It is determined that the Group controls the trust, even though the Group has less than 50% ownership of the trust, after considering facts and circumstances, such as the Group’s power over the trust’s related business activities, the Group’s exposure to variable returns from its involvement with the trust, and the Group’s ability to affect the returns through its power over the trust.
(*4)	The entity is deconsolidated through liquidation during the year ended December 31, 2014.
(*5)	The entity is a structured entity that was established for the purpose of investments in securities. It is determined that the Group controls the entity, after considering facts and circumstances, such as the Group’s power over the entity’s related business activities, the Group’s exposure to variable returns from its involvement with the entity, and the Group’s ability to affect the returns through its power over the entity.
(*6)	Indonesia Woori Bank, which was a subsidiary of the Bank, and Saudara Bank merged into PT Bank Woori Saudara Indonesia 1906 Tbk (hereafter, “PT Bank Woori Saudara”) during the year ended December 31, 2014.
(*7)	During the year ended December 31, 2014, the Group participated in the additional common stock issuance of Woori Investment Bank, and therefore its ownership ratio of the company has increased.
(*8)	During the year ended December 31, 2014, due to the spin-off or disposal of the subsidiaries, which previously held the shares of Woori Private Equity Fund, the Group’s ownership ratio of the company has decreased.
(*9)	During the year ended December 31, 2014, due to the change in Financial Investment Services and Capital Markets Act in Korea, participation of new investors have been allowed for the company; as such, the ownership ratio of the Bank has decreased.
(*10)	During the year ended December 31, 2014, the Group acquired over 50% ownership of the entity; as such, the entity has been consolidated.
(*11)	The Group controls Woori Private Equity Fund as a general partner; as such, the company has been consolidated.

To determine whether the Group controls such structured entities, where the Group does not hold any ownership in them, the Group considered various factors in accordance with the Group’s accounting policy, which can be summarized as follows:

Involvement with the entity	The Group’s role within the entity	Structured Entities(*)
The Group is involved with structured entities through the purchase of securities issued by the structured entities, such as senior, mezzanine, or subordinated bonds.

This is a case where the Group arranges the securitizations of its own or third parties’ assets and supports the transaction by purchasing the subordinated bond issued by the structured entity.

As for the consolidated structured entities in this category, the Group is significantly exposed to the variable returns from the entities through the subordinated holdings more than other investors and the Group has the power over relevant activities that significantly affect the variable return—such as the Group has the right to determine to wind down the entity, as a major investor, in case of default.

• KAMCO Value Recreation First Securitization Specialty CO., Ltd.

The Group is involved with structured entities through the provision of credit facilities to the entities, such as through financial guarantee and purchase agreement of asset-backed commercial papers (‘ABCP’).

This is a case where the Group supports the securitization transactions through provision of liquidity facilities or other credit enhancements, such as financial guarantees. The Group also sponsors a number of asset-backed commercial paper (ABCP) conduits by arranging the acquisition of loans.

As for the consolidated structured entities in this category, the Group is significantly exposed to the variable returns from the entities through the financial guarantees or purchase agreement provided more than other investors and the Group has the power over relevant activities that significantly effects the variable return—such as the Group has the right to determine to dispose the securitized assets of the entity, through the contracts, in case of default.

• Kumho Trust First Co., Ltd and 13 structured entities

The Group is involved with a structured entity by originating loans directly to the entity.

This is a case where the Group invests in a structured entity, such as origination of loans.

As for the consolidated structured entities in this category, the Group is significantly exposed to the variable

• Consus Eighth Co., LLC.

Involvement with the entity	The Group’s role within the entity	Structured Entities(*)
returns from the entities through the loan originated and the Group has the power over relevant activities that significantly effects the variable return—such as the Group makes significant investment decisions.

The Group manages funds on behalf of the customers through the operation of trusts accounts.

This is a case where the Group is designated as a trustee by the customers (or investors) of the trusts to manage operations, investments, and financing, and they do not participate in such decision making process.

As for the consolidated structured entities in this category, the Group is exposed to expected loss from the trusts, through its provision of guarantee on the original principal or both of principal and interests.

• Principal guaranteed trusts • Principal and interest guaranteed trusts

(3)	As of December 31, 2013 and 2014, despite having more than a 50% ownership stake, the Group has not consolidated the following companies as the Group do not have the ability to control following subsidiaries:

Companies	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment(*)	Korea	Securities investments	60.0
Heungkuk High Class Private Investment Trust 377th(*)	Korea	Securities investments	51.3

(*)	The Group owns the majority ownership of these SPEs, but has no power on the investees’ relevant activities. As a result, it is deemed that the Group has no control over the SPEs.

(4)	The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information were prepared under IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2013
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Kyongnam Bank	31,714,227	29,453,944	1,698,639	130,181	126,871
Kwangju Bank	18,872,965	17,428,695	1,007,156	61,030	67,873
Woori FIS	332,223	294,588	311,660	(2,054)	(3,634)
Woori F&I	1,641,240	1,335,712	184,406	49,115	48,878
Woori Investment & Securities	29,981,804	26,534,352	4,027,395	47,975	14,508
Woori Asset Management	85,169	17,205	31,527	4,179	4,137
Woori Private Equity	89,945	49,135	5,008	1,776	1,691
Woori Financial	3,939,851	3,527,585	338,010	54,143	52,876
Woori FG Savings Bank	822,887	699,287	84,875	(33,515)	(32,644)
Woori Finance Research Institute	3,739	540	6,656	611	689
Woori Card	4,679,202	3,575,328	800,352	47,998	53,875
Woori Investment Bank	867,279	798,660	141,320	(96,649)	(95,596)
Woori Credit Information	31,414	5,037	35,154	1,912	2,118
Woori America Bank	1,228,163	1,073,273	48,707	27,939	24,532
PT Bank Woori Saudara	666,804	526,192	350,165	20,896	(18,214)
Woori Global Market Asia Limited	184,475	79,933	7,276	2,291	1,150
Woori Bank (China) Limited	3,414,199	2,994,515	247,721	10,258	3,677
ZAO Woori Bank	201,035	146,248	11,722	3,037	(114)
Woori Brazil Bank	143,993	109,940	7,689	(127)	(4,522)
Korea BTL Infrastructure Fund	651,973	255	33,747	30,687	30,687
Woori Fund Service	2,694	532	5,035	(270)	(270)
Money trust under the Trust Business Act	1,389,082	1,361,177	51,640	(293)	(293)
Structured entity for the securitization of financial assets	573,737	1,053,530	41,619	(58,662)	(65,385)
Security investments structured entity	2,142,185	30,885	47,273	32,678	29,816

	As of and for the year ended December 31, 2014
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	246,580	211,671	289,485	(1,285)	(4,564)
Woori Private Equity	80,292	37,442	4,387	2,087	2,144
Woori Finance Research Institute	3,682	467	6,619	91	94
Woori Card	5,732,039	4,543,180	1,203,131	89,107	105,438
Woori Investment & Securities	1,001,542	861,209	84,282	4,536	8,642
Woori Credit Information	33,500	6,049	32,412	2,198	2,082
Woori America Bank	1,338,415	1,170,884	49,945	5,587	12,641
PT Bank Woori Saudara Bank	1,735,356	1,390,103	85,851	14,563	17,589
Woori Global Market Asia Limited	274,132	164,246	6,319	759	5,345
Woori Bank (China) Limited	3,844,399	3,397,735	205,273	8,887	26,980
ZAO Woori Bank	254,716	218,122	12,982	4,418	(18,193)
Woori Brazil Bank	164,282	131,319	18,468	1,647	(1,090)
Korea BTL Infrastructure Fund	669,818	262	35,136	31,750	31,750
Woori Fund Service	9,070	426	4,895	(415)	(415)
Woori Finance Cambodia	11,930	6,716	1,790	266	615
Money trust under the Trust Business Act	1,452,201	1,423,694	64,736	603	603
Structured entity for the securitization of financial assets	434,845	882,984	34,734	(22,798)	(100,951)
Security investments structured entity	3,789,630	800,013	69,543	22,465	45,040

(5)	Structured entities

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

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized as of and for the year ended December 31, 2013 and 2014 are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	46,802,368	29,994,406	13,346,997
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	1,364,866	3,178,522	1,719,104
Loans and receivables	157,638	2,949,141	3,613
Financial assets at fair value through profit or loss	344,555	—	—
Available-for-sale financial assets	304,999	178,713	1,177,660
Held-to-maturity financial assets	557,579	—	—
Investments in joint ventures and associates	—	—	537,831
Derivative assets	95	50,668	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	19,622	1,321	12
Other liabilities (including provisions)	19,622	1,321	12
The maximum exposure to risks	3,637,323	3,931,181	1,780,019
Investments	1,364,772	3,127,854	1,719,105
Purchase agreements	799,180	—	—
Credit facilities	1,337,881	367,531	54,600
Other agreements	135,490	435,796	6,314
Loss recognized on unconsolidated structured entities	3,576	69,078	24,760

	December 31, 2014
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	8,701,441	39,770,040	7,174,629
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	613,105	2,484,397	926,993
Loans and receivables	185,946	2,293,115	—
Financial assets at fair value through profit or loss	190,303	—	—
Available-for-sale financial assets	—	153,606	586,035
Held-to-maturity financial assets	236,807	—	—
Investments in joint ventures and associates	—	—	340,958
Derivative assets	49	37,676	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	70,638	564	—
Other liabilities (including provisions)	70,638	564	—
The maximum exposure to risks	2,295,445	3,016,797	926,993
Investments	613,105	2,484,395	926,993
Purchase agreements	340,560	—	—
Credit facilities	1,341,780	470,590	—
Other agreements	—	61,812	—
Loss recognized on unconsolidated structured entities	—	6,661	36,961

(6)	The details of limitations with regard to the transfer of assets or the redemption of liabilities within the Group are given below:

Some subsidiaries and affiliates are regulated by the rules and regulations of each jurisdiction, in which they have been incorporated, with regard to funding or management of customer deposits. In addition, there may be potential restrictions that they should have pre-approvals from their regulators in the case of remittance of earnings to their parent companies.

(7)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1) Accumulated non-controlling interests at the end of the period

	December 31, 2013	December 31, 2014
Woori Investment & Securities(*)	1,925,263	—
Woori Financial(*)	188,464	—
Woori Investment Bank	42,818	60,121
PT Bank Woori Saudara	—	56,828
Korea BTL Infrastructure Fund	—	1,024

(*)	Deconsolidated due to the Group’s disposal of the subsidiary during the year ended December 31, 2014.

The accumulated non-controlling interest from hybrid securities issued by the subsidiaries amounted to 2,870,356 million Won and nil as at December 31, 2013 and 2014, respectively.

2) Net income attributable to non-controlling interests

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014
Woori Investment & Securities(*)	55,905	(313,928)	(125,724)
Woori Financial(*)	30,430	28,925	—
Woori Investment Bank	(26,730)	(56,408)	2,215
PT Bank Woori Saudara	—	—	702
Korea BTL Infrastructure Fund	—	—	48

(*)	Deconsolidated due to the Group’s disposal of the subsidiary during the year ended December 31, 2014.

For the years ended December 31, 2012, 2013 and 2014, the net income which was attributed to non-controlling interests due to hybrid securities issued by the subsidiaries amounted to 135,006 million Won, 154,869 million Won and 116,721 million Won, respectively.

3) Dividends to non-controlling interests

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014
Woori Investment & Securities(*)	33,513	15,115	8,029
Woori Financial(*)	7,329	6,084	—
Korea BTL Infrastructure Fund	—	—	13

(*)	Deconsolidated due to the Group’s disposal of the subsidiary for the year ended December 31, 2014.

4) Change of non-controlling interest due to merger

Indonesia Woori Bank, which was a subsidiary of the Bank, and Saudara Bank were merged into PT Bank Woori Saudara Indonesia 1906 Tbk during the year ended December 31, 2014. Due to the merger, the Bank’s ownership ratio of the company decreased from 95.2% to 74.0%. In addition, the non-controlling interests increased by 49,134 million Won, and the increase was recognized as a decrease of equity attributable to the owner of the Bank (Note 50).

2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1) Basis of presentation

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The United States dollar (“U.S. dollar” or “US$” or “USD”) amounts are provided herein as supplementary information solely for the convenience of readers outside Korea. Korean Won amounts are expressed in U.S. Dollars at the rate of 1,090.9 Korean Won to US$1.00, the noon buying exchange rate in effect on December 31, 2014, as quoted by the Federal Reserve Bank of New York in the United States. Such convenience translation into U.S. Dollars should not be construed as representations that Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies that have been applied for the preparation of the consolidated financial statements for the year ended December 31, 2014 are described below. There have not been changes to the significant accounting policies except for the impacts from the adoptions of accounting standards or interpretations which are explained below.

The Group’s consolidated financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

1) The Group has newly adopted the following new standards and interpretations that affected the Group’s accounting policies.

Amendments to International Accounting Standard (“IAS”) 32—Financial Instruments: Presentation

The amendments to IAS 32 clarify the requirement for the offset presentation of financial assets and financial liabilities: the right to offset must not be conditional upon the occurrence of future events and can be exercised anytime during the contract periods. The right to offset is executable even in the case of default or insolvency. As the Group does not have any financial assets and financial liabilities that qualify for offset based on the criteria set out in the amendments and concluded that the application of the amendments has no significant impact on the Group’s consolidated financial statements.

Amendments to IFRS 10, 12, and IAS 27—Investment Entities

Investment Entities introduced an exception to the principle in IFRS 10 Consolidated financial statement that all subsidiaries shall be consolidated. The amendments define an investment entity and require a parent that is an investment entity to measure its investment in particular subsidiaries at fair value through profit or loss instead of consolidating those subsidiaries in its consolidated financial statements. Also, the new disclosure requirements for investment entities in accordance with the amendments of IFRS 10 have been introduced by consequential amendments to IFRS 12 Disclosure of Interests in Other Entities and IAS 27 Separate Financial Statements. The adoption of the amendments has no significant impact on the Group’s consolidated financial statements.

Amendments to IAS 36—Impairment of Assets

The amendments introduced disclosure requirements of recoverable amount when the recoverable amount of an asset or CGU is measured at fair value less costs of disposal. The application of these amendments has no impact on the disclosure in the Group’s consolidated financial statements.

Amendments to IAS 39—Financial Instruments: Recognition and Measurement

The amendments permits the Group to use hedge accounting when, as a consequence of laws or regulations or the introduction of laws or regulations, the original counterparty to the hedging instrument is replaced by a central counterparty or an entity which is acting as counterparty in order to effect clearing by a central counterparty. The adoption of the amendments has no significant impact on the consolidated financial statements.

Enactment of IFRIC Interpretation 21—Levies

The enactment defines that the obligating event giving rise to the recognition of a liability to pay a levy is the activity that triggers the payment of the levy in accordance with the related legislation. The enactment has no significant impact on the Group’s consolidated financial statements.

2) The Group has not applied the following IFRSs that have been issued but are not yet effective:

Amendments to IAS 19—Employee Benefits

If the amount of the contributions is independent from the numbers of years of service, the Group is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered. The amendments are effective for the annual periods beginning on or after July 1, 2014. The Group anticipates that the amendments and enactments listed above may not have significant impact on the Group’s consolidated financial statements.

Amendments to IAS 16—Property, plant and Equipment

The amendments to IAS 16 prohibit the Group from using a revenue-based depreciation method for items of property, plant and equipment. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to IAS 38—Intangible Assets

The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset unless the intangible asset is expressed as a measure of revenue, or it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to IFRS 11—Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 provide guidance on how to account for the acquisition of joint operation that constitutes a business as defined in IFRS 3 Business Combinations. A joint operator is also required to disclose the relevant information required by IFRS 3 and other standards for business combinations. The amendments to IFRS 11 are effective for the annual periods beginning on or after January 1, 2016.

Annual Improvements to IFRS 2010-2012

The amendments to IFRS 2 Share-based payment (i) changes the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definition for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments to IFRS 3 clarify the classification and measurement of the contingent consideration in business combination. The amendments to IFRS 8 Operating Segments clarify that a reconciliation of the total of the reportable segments’ assets should only be provided if the segment assets are regularly provided to the chief operating decision maker. The amendments are effective for the annual periods beginning on or after July 1, 2014.

Annual Improvements to IFRS 2011-2013

The amendments to IFRS 3 clarify the scope of the portfolio exception for measuring the fair values of the group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself. The amendments to IFRS 13 Fair values Measurements and IAS 40 Investment Properties exist and these amendments are effective to the annual periods beginning on or after July 1, 2014.

The Group is reviewing the impact from the amendments listed above on the Group’s consolidated financial statements.

(2) Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of the Bank and its subsidiaries (including structured entities) controlled by the Bank (the “Group”). The Group determines that the Group controls an investee if the Group has all the following: 1) power over the investee, 2) exposure, or rights, to variable returns from its involvement with the investee, 3) the ability to use its power over the investee to affect the amount of the investor’s returns. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

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

The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	The size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Group, other vote holders or other parties;

•	Rights arising from other contractual arrangements; or

•

Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

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

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under IFRS 3 are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date; and

•

non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

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

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another IFRSs.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39 Financial Instruments: Recognition and Measurement, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

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

In case where i) a common entity ultimately controls over all participating entities, or businesses, in business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree on its financial statements at the book values as recognized in the ultimate controlling party’s consolidated financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

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

(7) Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Bank. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. Foreign exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge or that form part of net investment in foreign operations are recognized in equity.

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

HTM investments:

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments, a fixed maturity, and the Group has the positive intention and ability to hold the financial asset to maturity. HTM investments are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

Loans and receivables:

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held-for-trading, or designated as at FVTPL. Loans and receivables are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses. Interest income is recognized using the effective interest method, except for the short-term receivables to which the present value discount is not meaningful.

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

4) Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulated gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

On derecognition of a financial assets other than in its entirety (e.g. when the Group retains an option to repurchase part of a transferred asset, or it retains a residual interest and such an retained interest indicates that the transferor has neither transferred nor retained substantially all the risks and rewards of ownership and has retained control of the transferred asset), the Group allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair value of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part that is no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair value of those parts.

The Group derecognizes the financial liability, when Group’s obligations are discharged, canceled or expired. The difference between paid cost and the carrying amount of financial liabilities is recorded in profit or loss.

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

It is not the Group’s usual practice to write-off the asset at the time an impairment loss is recognized. Impaired loans and receivables are written off (i.e. the impairment provision is applied in writing down the loan’s carrying value in full) when the Group concludes that there is no longer any realistic prospect of recovery of part or the entire loan. Amounts recovered after a loan has been written off are reflected to the provision for the period in which they are received.

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

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimate accounted for on a prospective basis.

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of the derecognition.

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

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis on the estimated economic useful lives as follows:

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Useful lives of the same kind or similar other premises and equipment

The Group reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

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

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount immediately.

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

1) Fair value hedge

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

2) Cash flow hedge

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

3) Net investment hedge

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

(17) Assets (or Disposal group) held for sale

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

(18) Disposal group held for distribution to owners

A disposal group is classified as held for distribution to owners when the Group is committed to distribute the disposal group to the owners. For this to be the case the assets must be available for immediate distribution in their present condition and the distribution must be highly probable. For the distribution to be highly probable, actions to complete the distribution must have been initiated and should be expected to be completed within one year from the date of classification.

When a subsidiary is determined as held for distribution to owners and that will result in the loss of control, all the assets and liabilities of the subsidiary shall be classified as held for distribution to owners regardless of retaining the non-controlling interest of the subsidiary.

The Group measures disposal group classified as held for distribution to owners at the lower of its carrying amount and fair value less costs to distribute.

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

The Group is operating defined contribution retirement pension plans and defined benefit retirement pension plans. Contributions to defined contribution retirement pension plans are recognized as an expense when employees have rendered service entitling them to the contributions. For defined benefit retirement pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

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

Liabilities for termination benefits are recognized at the earlier of either 1) when the Group has become not able to cancel its proposal for termination benefits, or 2) when the Group has recognized the cost of restructuring that accompanies the payment of termination benefits.

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

Deferred income tax assets and liabilities are offset if, and only if the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis.

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

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2013.

(1) Impairment of goodwill

The Group performs goodwill impairment test annually, or whenever there is any indicator that CGU may have been impaired. Determining whether goodwill is impaired requires an estimation of the value in use of the CGU to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

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

As described in the significant accounting policies in Note 2-(9)-5), ‘ Fair value of financial assets and liabilities’, a range of valuation techniques, which include market approach and income approach and internally developed models that incorporate various types of assumptions and variables, are used to determine the fair value of financial instruments.

(4) Impairment of loan and receivables

Impairment loss for loan and receivables carried at amortized cost is measured as the difference between such assets’ carrying value and the present value of estimated recoverable cash flows (excluding any future loss events that have not occurred) discounted by using the initial effective interest rate. In the event that the estimated cash flow of the financial asset is affected by one or more loss events occurred after initial recognition, it is determined that the financial asset is impaired.

The objective evidences that a financial asset is impaired incorporate below loss events:

1) Financial assets that are individually significant

•	Delinquent loans

•	Debt in restructuring

•	Probable state of debtor’s bankruptcy or liquidation

•	Occurrence of significant reduction in the value of securities

•	Breach of limit or debt covenant

•	Deterioration of operating performance

2) Financial assets that are not individually significant

•	Repayment status of debtor or observable macro-economic indexes

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

The Group measured fair value of disposal group held for distribution to owners by the chosen valuation techniques and assumptions as described in Note 48. The Group believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of the disposal group held for distribution to owners.

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

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Loans and receivables:
Korean treasury and government agencies	14,872,194	15,171,424
Banks	21,881,697	18,063,113
Corporates	84,596,916	86,476,378
Consumers	90,561,566	103,659,220

Sub-total	211,912,373	223,370,135

Financial assets at fair value through profit or loss (“FVTPL”):
Deposits indexed to gold prices	9,299	13,816
Debt securities held for trading	2,235,880	2,248,619
Designated at FVTPL	2,676	—
Derivative assets for trading	2,184,431	2,111,467

Sub-total	4,432,286	4,373,902

Available-for-sale (“AFS”) debt securities	12,404,693	13,929,502
Held-to-maturity (“HTM”) securities	12,038,820	13,044,448
Derivative assets for hedging	131,410	196,061
Off-balance sheet items(*):
Guarantees	22,800,853	18,027,919
Loan commitments	90,728,033	89,637,659

Sub-total	113,528,886	107,665,578

Total	354,448,468	362,579,626

(*)	Items include the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2013
	Korea	China	USA	UK	Japan	Others(*1)	Total
Loans and receivables	203,301,096	2,441,585	1,828,229	547,221	457,539	3,336,703	211,912,373
Financial assets at FVTPL(*2)	2,238,555	—	—	9,300	—	—	2,247,855
AFS debt securities	12,176,165	34,051	96,030	—	—	98,447	12,404,693
HTM securities	12,016,036	—	10,048	—	—	12,736	12,038,820
Off-balance sheet items(*3)	111,146,808	581,961	82,389	9,952	27,864	1,679,912	113,528,886

Total	340,878,660	3,057,597	2,016,696	566,473	485,403	5,127,798	352,132,627

	December 31, 2014
	Korea	China	USA	UK	Japan	Others(*1)	Total
Loans and receivables	212,449,592	2,816,702	2,077,362	529,898	231,580	5,265,001	223,370,135
Financial assets at FVTPL(*2)	2,248,619	—	—	13,816	—	—	2,262,435
AFS debt securities	13,630,602	21,713	83,817	—	—	193,370	13,929,502
HTM securities	12,988,233	—	20,578	—	—	35,637	13,044,448
Off-balance sheet items	105,379,926	810,798	109,327	30,682	22,116	1,312,729	107,665,578

Total	346,696,972	3,649,213	2,291,084	574,396	253,696	6,806,737	360,272,098

(*1)	Others consist of financial assets in Vietnam, Panama and the European countries.
(*2)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.
(*3)	Items include the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2013
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	43,027,515	36,041,492	36,069,888	5,623,901	84,046,353	7,103,224	211,912,373
Financial assets at FVTPL(*1)	41,000	18,158	1,120,228	12,652	—	1,055,817	2,247,855
AFS debt securities	721,369	20,272	7,955,483	51,389	—	3,656,180	12,404,693
HTM securities	1,217,386	—	5,175,848	498,025	—	5,147,561	12,038,820
Off-balance sheet items(*2)	16,896,597	37,487,291	11,046,293	5,644,958	26,388,435	16,065,312	113,528,886

Total	61,903,867	73,567,213	61,367,740	11,830,925	110,434,788	33,028,094	352,132,627

	December 31, 2014
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,360,779	34,440,991	33,001,223	4,934,866	95,561,400	9,070,876	223,370,135
Financial assets at FVTPL(*1)	—	—	1,173,672	6,025	—	1,082,738	2,262,435
AFS debt securities	908,885	86,239	8,496,984	10,000	—	4,427,394	13,929,502
HTM securities	1,802,707	—	7,011,702	473,133	—	3,756,906	13,044,448
Off-balance sheet items	18,327,049	35,325,448	14,611,613	5,822,769	27,890,865	5,687,834	107,665,578

Total	67,399,420	69,852,678	64,295,194	11,246,793	123,452,265	24,025,748	360,272,098

(*1)	Financial assets at FVTPL comprise gold banking assets and debt securities held-for trading.
(*2)	Items include the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

3) Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	December 31, 2013
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	14,869,648	21,921,676	49,104,458	28,001,139	5,504,083	82,609,680	88,953,950	208,354,954
Loans and receivables overdue but not impaired	7,283	1,308	168,958	177,461	—	346,419	1,332,874	1,687,884
Impaired loans and receivables	16	—	3,316,464	720,569	716,515	4,753,548	763,603	5,517,167

Gross loans and receivables	14,876,947	21,922,984	52,589,880	28,899,169	6,220,598	87,709,647	91,050,427	215,560,005

Allowance for credit losses	4,753	41,287	2,172,271	644,967	295,493	3,112,731	488,861	3,647,632

Total, net	14,872,194	21,881,697	50,417,609	28,254,202	5,925,105	84,596,916	90,561,566	211,912,373

	December 31, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	15,175,161	18,073,440	47,346,422	30,217,255	7,070,507	84,634,184	102,348,847	220,231,632
Loans and receivables overdue but not impaired	—	—	59,501	116,155	44,230	219,886	1,130,426	1,350,312
Impaired loans and receivables	—	—	2,697,017	693,965	621,039	4,012,021	730,076	4,742,097
Gross loans and receivables	15,175,161	18,073,440	50,102,940	31,027,375	7,735,776	88,866,091	104,209,349	226,324,041
Allowance for credit losses	3,737	10,327	1,513,561	720,397	155,755	2,389,713	550,129	2,953,906

Total, net	15,171,424	18,063,113	48,589,379	30,306,978	7,580,021	86,476,378	103,659,220	223,370,135

a) Credit quality of loans and receivables

The Group manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	December 31, 2013
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade(*1)	14,864,038	21,879,940	35,057,014	9,311,697	3,992,583	48,361,294	83,676,603	168,781,875
Lower grade(*2)	890	454	13,399,524	18,376,965	1,440,708	33,217,197	5,089,040	38,307,581

Total	14,864,928	21,880,394	48,456,538	27,688,662	5,433,291	81,578,491	88,765,643	207,089,456

Value of collateral	4,223	424,930	17,144,365	21,997,841	2,491,742	41,633,948	69,353,323	111,416,424

	December 31, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade(*1)	15,171,424	18,063,113	33,452,114	11,982,008	4,395,653	49,829,775	97,539,727	180,604,039
Lower grade(*2)	—	—	13,543,336	17,878,446	2,626,124	34,047,906	4,630,874	38,678,780

Total	15,171,424	18,063,113	46,995,450	29,860,454	7,021,777	83,877,681	102,170,601	219,282,819

Value of collateral	814	378,858	16,429,701	23,260,308	3,862,733	43,552,742	81,571,671	125,504,085

(*1)	AAA~BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates, and 7~10 level for Consumers

The total amount in the above table are net of allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 1,265,498 million Won and 948,813 million Won as of December 31, 2013 and 2014, respectively.

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	December 31, 2013
			Corporates
Past due	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	7,260	1,304	148,791	151,278	—	300,069	1,125,652	1,434,285
30 to 60 days	7	—	7,619	12,268	—	19,887	80,271	100,165
60 to 90 days	—	—	9,871	1,534	—	11,405	52,384	63,789

Total	7,267	1,304	166,281	165,080	—	331,361	1,258,307	1,598,239

Value of collateral(*)	—	—	61,370	144,242	—	205,612	965,941	1,171,553

	December 31, 2014
			Corporates
Past due	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	—	—	54,282	87,404	31,385	173,071	940,488	1,113,559
30 to 60 days	—	—	2,748	15,359	—	18,107	91,111	109,218
60 to 90 days	—	—	753	4,583	—	5,336	47,784	53,120

Total	—	—	57,783	107,346	31,385	196,514	1,079,383	1,275,897

Value of collateral(*)	—	—	6,128	92,077	15,000	113,205	844,864	958,069

(*)	The value of collateral held used to determine the recoverable amount of the loans when calculating provision for credit losses.

The total amount in the above table are net of allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 89,645 million Won and 74,415 million Won as of December 31, 2013 and 2014, respectively.

c) Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	December 31, 2013
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Impaired loans	—	—	1,794,791	400,459	491,815	2,687,065	537,613	3,224,678
Value of collateral(*)	—	—	1,275,724	458,426	91,000	1,825,150	502,797	2,327,947

	December 31, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Impaired loans	—	—	1,536,146	339,178	526,859	2,402,183	409,236	2,811,419
Value of collateral(*)	—	—	1,061,188	410,337	362,961	1,834,486	349,916	2,184,402

(*)	The value of collateral held used to determine the recoverable amount of the loans when calculating provision for credit losses.

The total amount in the above table are net of allowances for credit losses, for impaired loans and receivables amounting to million 2,292,489 Won and 1,930,678 million Won as of December 31, 2013 and 2014, respectively.

4) Credit risk of debt securities

The Group manages debt securities based on the credit ratings from External Credit Assessment Institution (“ECAI”), Korea’s qualified external rating agency, as follows (Unit: Korean Won in millions):

	December 31, 2013
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	1,484,997	—	10,402,289	12,005,952	23,893,238
AA- ~ AA+	638,393	—	961,637	17,540	1,617,570
BBB- ~ A+	112,490	2,676	1,032,555	15,328	1,163,049
Below BBB-	—	—	8,212	—	8,212

Total	2,235,880	2,676	12,404,693	12,038,820	26,682,069

	December 31, 2014
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	1,697,680	—	11,016,048	12,968,971	25,682,699
AA- ~ AA+	309,540	—	2,495,817	37,964	2,843,321
BBB- ~ A+	241,399	—	410,755	37,513	689,667
Below BBB-	—	—	6,882	—	6,882

Total	2,248,619	—	13,929,502	13,044,448	29,222,569

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

1) Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

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

2) Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For the trading activities, the Group uses a VaR model which uses certain assumptions of possible fluctuations in market conditions and, by conducting simulations of gains and losses, estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

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

a) Trading activities

The minimum, maximum and average VaR for the year ended December 31, 2013 and 2014, respectively, and the VaR as of December 31, 2013 and 2014, respectively, are as follows (Unit: Korean Won in millions):

	As of December 31, 2013	For the year ended December 31, 2013			As of December 31, 2014	For the year ended December 31, 2014
		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	4,494	5,458	8,314	2,861	1,403	1,982	14,948	1,029
Stock price	2,598	3,462	7,863	1,211	977	1,199	1,835	494
Foreign currencies	4,681	2,573	7,063	1,046	2,834	2,940	4,051	1,998
Commodity price	236	104	296	11	174	76	244	2
Diversification	(7,932)	(5,604)	(11,999)	(1,535)	(2,277)	(2,557)	(6,562)	(1,108)

Total VaR	4,077	5,993	11,537	3,594	3,111	3,640	14,516	2,415

b) Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	December 31, 2013		December 31, 2014
	NII	NPV	NII	NPV
Base case	4,318,603	19,891,571	4,066,282	20,834,907
Base case (Prepay)	4,326,237	19,797,345	4,069,926	20,031,483
IR 100bp up	4,649,765	19,592,890	4,399,344	20,556,629
IR 100bp down	3,999,501	20,196,634	3,738,667	21,118,466
IR 200bp up	4,980,926	19,303,086	4,732,405	20,287,594
IR 200bp down	3,660,083	20,505,801	3,355,164	21,403,671
IR 300bp up	5,312,085	19,023,229	5,065,465	20,029,447
IR 300bp down	3,078,248	20,814,596	2,562,087	21,689,568

The EaR and VaR are calculated based on the BIS Framework of the all other subsidiaries excluding the Bank are as follows (Unit: Korean Won in millions):

December 31, 2013(*1)		December 31, 2014
EaR	VaR	EaR	VaR
216,894	122,111	137,081	80,800

(*1)	The amounts are after reflecting the reclassifications of subsidiaries into disposal group held for sale and disposal groups held for distribution to owners.

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Asset:
Loans and receivables	123,186,070	30,432,033	6,240,458	6,574,447	39,368,089	24,709,844	230,510,941
AFS financial assets	3,864,020	2,393,116	1,996,313	1,787,193	5,238,514	570,860	15,850,016
HTM financial assets	1,517,385	819,001	902,301	651,094	8,867,128	124,039	12,880,948

Total	128,567,475	33,644,150	9,139,072	9,012,734	53,473,731	25,404,743	259,241,905

Liability:
Deposits due to customers	86,844,984	23,433,437	18,633,703	21,553,076	25,987,995	98,881	176,552,076
Borrowings	11,852,791	1,330,879	858,290	969,707	2,790,961	627,926	18,430,554
Debentures	3,027,115	2,381,803	2,367,059	1,775,147	10,284,954	3,854,635	23,690,713

Total	101,724,890	27,146,119	21,859,052	24,297,930	39,063,910	4,581,442	218,673,343

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Asset:
Loans and receivables	124,874,333	37,039,170	7,644,952	7,923,544	45,827,482	26,316,111	249,625,592
AFS financial assets	1,486,603	2,187,500	2,457,467	3,545,923	7,014,968	811,079	17,503,540
HTM financial assets	2,194,485	853,864	1,032,432	981,567	8,560,364	124,025	13,746,737

Total	128,555,421	40,080,534	11,134,851	12,451,034	61,402,814	27,251,215	280,875,869

Liability:
Deposits due to customers	85,886,222	29,642,605	20,375,470	23,367,861	29,589,229	173,233	189,034,620
Borrowings	9,940,465	1,815,735	596,439	1,175,954	3,536,640	603,054	17,668,287
Debentures	3,589,060	2,321,152	2,104,165	2,872,430	10,876,612	4,923,245	26,686,664

Total	99,415,747	33,779,492	23,076,074	27,416,245	44,002,481	5,699,532	233,389,571

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

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2013
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,466	23,708,073	171,352	1,721,503	14,923	2,597,962	928	1,351,360	2,004,478	31,383,376
Financial assets at FVTPL	233	245,407	203	2,039	1	87	—	721	13	248,267
AFS financial assets	186	196,293	359	3,604	197	34,249	10	14,546	72,705	321,397
HTM financial assets	10	10,048	—	—	—	—	—	—	12,737	22,785

Total	22,895	24,159,821	171,914	1,727,146	15,121	2,632,298	938	1,366,627	2,089,933	31,975,825

Liability:
Financial liabilities at FVTPL	232	244,697	1,136	11,409	—	6	1	1,318	781	258,211
Deposits due to customer	7,587	8,006,774	92,928	933,611	12,644	2,201,223	215	313,102	809,911	12,264,621
Borrowings	6,425	6,778,743	52,168	524,112	172	29,979	195	283,554	101,696	7,718,084
Debentures	3,855	4,068,688	49,977	502,095	—	—	—	—	649,383	5,220,166
Other financial liabilities	3,974	4,193,863	10,308	103,560	366	63,632	181	262,895	111,756	4,735,706

Total	22,073	23,292,765	206,517	2,074,787	13,182	2,294,840	592	860,869	1,673,527	30,196,788

Off-balance sheet items	11,267	11,889,690	53,321	535,690	2,425	422,086	813	1,183,515	650,043	14,681,024

	December 31, 2014
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	21,863	24,031,428	164,658	1,515,086	16,335	2,888,248	952	1,272,156	2,785,998	32,492,916
Financial assets at FVTPL	196	215,576	160	1,475	—	—	—	275	56	217,382
AFS financial assets	195	214,465	244	2,247	121	21,371	1	1,043	122,595	361,721
HTM financial assets	19	20,743	—	—	—	—	—	—	35,472	56,215

Total	22,273	24,482,212	165,062	1,518,808	16,456	2,909,619	953	1,273,474	2,944,121	33,128,234

Liability:
Financial liabilities at FVTPL	232	255,315	788	7,252	—	36	1	971	6,451	270,025
Deposits due to customer	7,794	8,567,409	94,684	871,225	13,466	2,380,898	318	424,483	1,658,974	13,902,989
Borrowings	7,705	8,469,325	46,689	429,608	195	34,436	360	481,645	76,036	9,491,050
Debentures	4,405	4,842,111	33,564	308,832	200	35,362	—	—	631,284	5,817,589
Other financial liabilities	1,745	1,917,992	9,231	84,941	400	70,804	227	303,942	950,020	3,327,699

Total	21,881	24,052,152	184,956	1,701,858	14,261	2,521,536	906	1,211,041	3,322,765	32,809,352

Off-balance sheet items	12,076	13,273,813	53,436	491,683	2,592	458,228	808	1,079,887	2,140,306	17,443,917

(3) Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2) Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Within 3 months	4 to 6 months	7 to 9 Months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	346,961	3,340	3,340	3,035	205,120	19,490	581,286
Deposits due to customers	103,866,802	19,472,528	15,979,827	30,414,045	6,750,974	3,647,051	180,131,227
Borrowings	10,435,356	2,431,265	1,030,024	1,023,257	3,238,167	626,580	18,784,649
Debentures	2,502,459	2,580,470	2,582,639	1,897,653	10,602,113	3,885,421	24,050,755
Other financial liabilities	12,279,832	30,797	6,873	6,508	30,363	3,048,172	15,402,545

Total	129,431,410	24,518,400	19,602,703	33,344,498	20,826,737	11,226,714	238,950,462

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	365,980	2,856	64,530	1,877	116,809	—	552,052
Deposits due to customers	110,179,135	23,846,554	17,005,409	30,637,932	7,137,817	4,073,163	192,880,010
Borrowings	8,200,116	2,789,746	686,701	1,498,409	3,905,808	605,249	17,686,029
Debentures	3,533,865	2,321,678	2,104,813	2,872,429	10,931,818	4,923,280	26,687,883
Other financial liabilities	8,214,891	23,563	4,269	3,637	18,824	3,042,910	11,308,094

Total	130,493,987	28,984,397	19,865,722	35,014,284	22,111,076	12,644,602	249,114,068

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	346,961	3,340	3,340	3,035	205,120	19,490	581,286
Deposits due to customers	116,221,395	22,274,753	15,048,483	17,584,271	5,126,753	3,170,094	179,425,749
Borrowings	10,435,358	2,431,263	1,030,024	1,023,257	3,238,167	626,580	18,784,649
Debentures	2,502,461	2,580,469	2,582,639	1,897,652	10,602,113	3,885,421	24,050,755
Other financial liabilities	12,279,832	30,797	6,873	6,508	30,363	3,048,172	15,402,545

Total	141,786,007	27,320,622	18,671,359	20,514,723	19,202,516	10,749,757	238,244,984

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	365,980	2,856	64,530	1,877	116,809	—	552,052
Deposits due to customers	120,225,687	26,494,101	15,745,613	21,902,361	5,179,702	2,765,755	192,313,219
Borrowings	8,201,615	2,789,664	685,516	1,498,159	3,905,808	605,249	17,686,011
Debentures	3,533,865	2,321,678	2,104,813	2,872,429	10,931,818	4,923,280	26,687,883
Other financial liabilities	8,214,891	23,563	4,269	3,637	18,824	3,042,910	11,308,094

Total	140,542,038	31,631,862	18,604,741	26,278,463	20,152,961	11,337,194	248,547,259

3) Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, but the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3 months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount after the offset of the cash inflow and outflow.

	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
December 31, 2013	2,098,291	2,805	4,409	43	—	—	2,105,548
December 31, 2014	2,138,589	602	407	170	87	—	2,139,855

4) Maturity analysis of off-balance accounts

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

	December 31, 2013(*)	December 31, 2014
Guarantees	22,800,853	18,027,919
Loan commitments	90,728,033	89,637,659

(*)	Items include the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

Although not included in the maturity tables above, these off-balance sheet transactions may be drawn down within three months which is the earliest date loan commitments can be drawn down or guarantees would be called.

(4) Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1) Operational risk management

The Bank has been running the operational risk management system under Basel II. The Bank developed advanced measurement approached to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by the independent third party, and this system approved by the Financial Supervisory Service.

2) Operational risk measurement

To quantify required capital for operational risk, the Bank applies Advanced Measurement Approaches (AMA) using of internal loss data, business environment and internal control factors (BEICFs), and scenario-based analysis (SBA). For the operational risk management for its subsidiaries, the Bank adopted the Basic Indicator Approach.

(5) Capital management

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010, and was implemented in Korea, and required from December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Bank and its subsidiaries.

As at the end of 2013, the Group was required to maintain the minimum requirements: 3.5% Common Equity Tier 1 ratio, 4.5% Tier 1 capital ratio, and 8.0% total capital ratio, in accordance with financial holding company regulations in Korea.

According to the above regulations, the Group is required to meet the following new minimum requirements: 4.5% Common Equity Tier 1 ratio, 6.0% Tier 1 capital ratio, and 8.0% total capital ratio as of December 31, 2014. The details are as following (Unit: Korean won in millions):

December 31, 2013
Tier 1 capital	14,854,795
Other Tier 1 capital	5,454,378
Tier 2 capital	5,829,593
Total risk-adjusted capital	26,138,766
Risk-weighted assets for credit risk	179,490,418
Risk-weighted assets for market risk	6,574,975
Risk-weighted assets for operational risk	14,912,450
Total risk-weighted assets	200,977,843
Common Equity Tier 1 ratio	7.39%
Tier 1 capital ratio	10.11%
Total capital ratio	13.01%

December 31, 2014
Tier 1 capital	13,111,803
Other Tier 1 capital	2,534,622
Tier 2 capital	5,211,287
Total risk-adjusted capital	20,857,712
Risk-weighted assets for credit risk	135,697,864
Risk-weighted assets for market risk	1,666,819
Risk-weighted assets for operational risk	8,958,341
Total risk-weighted assets	146,323,024
Common Equity Tier 1 ratio	8.96%
Tier 1 capital ratio	10.69%
Total capital ratio	14.25%

5. OPERATING SEGMENTS

In evaluating the operational performance of the Group and allocating resources accordingly, the Group’s Chief Operation Decision Maker (the “CODM”) utilizes the information per types of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided. Meanwhile, during the year ended at December 31, 2014, the spin-off of Kyongnam Bank and Kwangju Bank was completed and the disposals of Woori Investment & Securities Co., Ltd, Woori Financial, Woori F&I, Woori Asset Management, and Woori Savings Bank were closed in accordance with the progress of the privatization of Woori Finance Holdings Co., Ltd. Accordingly, the composition of operating segments has changed, and the Group restated the comparative operating segment information for the years ended and as of December 31, 2012 and 2013.

•	Consumer banking: Loans/deposits and financial services for consumer, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.; and

•	Headquarter and others: Segments that are not belong to above operating segments

1) The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Adjustments	Total(*)
Assets	74,305,224	89,900,968	7,038,975	10,778,521	95,589,309	277,612,997	(21,919,713)	255,693,284
Liabilities	45,336,744	135,083,652	105,146	10,006,252	48,783,007	239,314,801	(431,228)	238,883,573

	December 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Adjustments	Total
Assets	83,582,893	96,644,808	6,411,016	6,076,739	82,415,399	275,130,855	(4,973,636)	270,157,219
Liabilities	47,625,472	145,999,344	136,603	4,957,708	51,283,487	250,002,614	2,061,180	252,063,794

(*)	The amounts exclude assets and liabilities from the subsidiaries that were reclassified into disposal group held for sale and disposal groups held for distribution to owners as of December 31, 2013. (Note 46 and 47)

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Adjustments	Continuing operation(*)
Net Interest income	2,100,438	2,401,238	5,831	87,856	497,964	5,093,327	(245,427)	4,847,900
Interest income	4,090,920	4,688,083	337,363	288,608	1,865,613	11,270,587	(379,346)	10,891,241
Interest expense	(1,855,733)	(2,820,879)	(72)	(167,983)	(1,332,593)	(6,177,260)	133,919	(6,043,341)
Inter-segment	(134,749)	534,034	(331,460)	(32,769)	(35,056)	—		—
Net non-interest income	228,238	468,318	89,571	(17,638)	740,064	1,508,553	(183,892)	1,324,661
Non-interest income	687,246	972,849	340,024	5,759,911	2,744,666	10,504,696	201,180	10,705,876
Non-interest expense	(472,581)	(525,046)	(250,453)	(5,777,549)	(1,970,514)	(8,996,143)	(385,072)	(9,381,215)
Inter-segment	13,573	20,515	—	—	(34,088)	—	—	—
Other expense	(1,792,169)	(2,295,296)	(96,026)	(88,199)	(642,335)	(4,914,025)	290,971	(4,623,054)
Administrative expense	(1,673,720)	(811,068)	(18,278)	(23,521)	(450,847)	(2,977,434)	188,147	(2,789,287)
Impairment loss due to credit loss and others	(118,449)	(1,484,228)	(77,748)	(64,678)	(191,488)	(1,936,591)	102,824	(1,833,767)
Operating income	536,507	574,260	(624)	(17,981)	595,693	1,687,855	(138,348)	1,549,507
Non-operating income	(18,788)	(2,849)	24,355	—	74,724	77,442	10,971	88,413
Net income before income tax expense	517,719	571,411	23,731	(17,981)	670,417	1,765,297	(127,377)	1,637,920
Income tax expense	(125,288)	(138,281)	(5,743)	4,352	(167,779)	(432,739)	75,899	(356,840)
Net income from continuing operations	392,431	433,130	17,988	(13,629)	502,638	1,332,558	(51,478)	1,281,080

	For the year ended December 31, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Adjustments	Continuing operation(*)
Net Interest income	1,505,372	1,947,049	19,654	60,146	670,436	4,202,657	289,365	4,492,022
Interest income	3,233,552	3,832,238	256,860	82,649	1,925,391	9,330,690	162,693	9,493,383
Interest expense	(1,653,013)	(2,282,674)	(717)	(29,121)	(1,162,508)	(5,128,033)	126,672	(5,001,361)
Inter-segment	(75,167)	397,485	(236,489)	6,618	(92,447)	—	—	—
Net non-interest income	415,665	443,767	67,883	(7,323)	527,591	1,447,583	(575,124)	872,459
Non-interest income	645,404	518,355	401,904	4,849,598	3,522,324	9,937,585	(100,430)	9,837,155
Non-interest expense	(244,085)	(100,033)	(334,021)	(4,856,921)	(2,954,942)	(8,490,002)	(474,694)	(8,964,696)
Inter-segment	14,346	25,445	—	—	(39,791)	—	—	—
Other expense	(1,761,891)	(2,414,374)	(156,006)	(39,556)	(853,418)	(5,225,245)	100,331	(5,124,914)
Administrative expense	(1,643,064)	(831,660)	(17,458)	(21,744)	(585,650)	(3,099,576)	197,405	(2,902,171)
Impairment losses due to credit loss and others	(118,827)	(1,582,714)	(138,548)	(17,812)	(267,768)	(2,125,669)	(97,074)	(2,222,743)
Operating income	159,146	(23,558)	(68,469)	13,267	344,609	424,995	(185,428)	239,567
Non-operating income	(14,340)	(10,787)	38,464	34,367	1,662,180	1,709,884	(1,661,784)	48,100
Net income before income tax expense	144,806	(34,345)	(30,005)	47,634	2,006,789	2,134,879	(1,847,212)	287,667
Income tax expense	(35,043)	8,311	7,261	(11,527)	(485,643)	(516,641)	481,545	(35,096)
Net income from continuing operations	109,763	(26,034)	(22,744)	36,107	1,521,146	1,618,238	(1,365,667)	252,571

	For the year ended December 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Adjustments	Continuing operation(*)
Net Interest income	1,392,354	1,741,700	1,178	28,884	835,588	3,999,704	493,314	4,493,018
Interest income	3,032,488	3,636,838	199,629	26,076	1,987,901	8,882,932	328,308	9,211,240
Interest expense	(1,591,087)	(2,191,770)	(23)	(100)	(1,100,248)	(4,883,228)	165,006	(4,718,222)
Inter-segment	(49,047)	296,632	(198,428)	2,908	(52,065)	—	—	—
Net non-interest income	493,762	453,799	65,919	(8,059)	348,495	1,353,916	(941,404)	412,512
Non-interest income	724,288	438,879	348,363	3,969,660	2,951,569	8,432,759	(284,209)	8,148,550
Non-interest expense	(250,450)	(14,483)	(282,444)	(3,977,719)	(2,553,747)	(7,078,843)	(657,195)	(7,736,038)
Inter-segment	19,924	29,403	—	—	(49,327)	—	—	—
Other expense	(1,759,431)	(1,522,783)	(175,002)	(10,273)	(800,128)	(4,267,617)	259,795	(4,007,822)
Administrative expense	(1,700,025)	(835,051)	(14,385)	(16,437)	(626,874)	(3,192,772)	233,853	(2,958,919)
Impairment losses due to credit loss and others	(59,406)	(687,732)	(160,617)	6,164	(173,254)	(1,074,845)	25,942	(1,048,903)
Operating income	126,685	672,716	(107,905)	10,552	383,955	1,086,003	(188,295)	897,708
Non-operating income	(15,444)	(3,309)	39,967	(20,562)	1,585,917	1,586,569	(1,649,882)	(63,313)
Net income before income tax expense	111,241	669,407	(67,938)	(10,010)	1,969,872	2,672,572	(1,838,177)	834,395
Income tax expense	(26,920)	(153,867)	16,441	2,422	(126,271)	(288,195)	—	(288,195)
Net income from continuing operations	84,321	515,540	(51,497)	(7,588)	1,843,601	2,384,377	(1,838,177)	546,200

(*)	The amounts exclude income or loss from the subsidiaries that were reclassified into disposal group held for sale and disposal groups held for distribution to owners for the years ended December 31, 2012, 2013 and 2014. (Note 46 and 47)

(2) Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3) Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2012, 2013 and 2014 amounted to 21,043,206 million Won, 18,466,386 million Won and 16,800,282 million Won, respectively, and revenue from the foreign customers amounted to 553,911 million Won, 864,152 million Won and 559,508 million Won, respectively (excluding the profit and losses that are reclassified to the discontinued operations). Of the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2013 and 2014 are million 3,730,455 Won and 3,591,351 million Won, respectively, and foreign subsidiaries are 33,102 million Won and 211,465 million Won, respectively.

6. CASH AND CASH EQUIVALENTS

(1) Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Cash and checks	2,218,818	2,597,984
Foreign currencies	511,487	585,728
Demand deposits	2,083,087	2,017,798
Fixed deposits	664,257	761,351

Total	5,477,649	5,962,861

(2) Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended
	2013	2014
Changes in other comprehensive income (loss) due to valuation of AFS financial assets	(33,782)	86,537
Changes in other comprehensive loss of investment in associates	(6,375)	(2,974)
Changes in other comprehensive income (loss) of overseas business translation	(51,999)	28,856
Changes in other comprehensive income (loss) due to remeasurement of the net defined benefit liability	6,915	(63,426)
Changes in investments in associates due to equity swap and others	20,517	176,661
Changes in unpaid dividends of hybrid equity securities	7,372	7,547

7. FINANCIAL ASSETS AT FVTPL

(1) Financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Financial assets held for trading	4,792,305	4,536,918
Financial assets designated at FVTPL	13,892	17,262

Total	4,806,197	4,554,180

(2) Financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Deposits:
Deposits indexed to gold prices	9,299	13,816
Securities:
Debt securities
Korean treasury and government agencies	574,016	668,886
Financial institutions	1,019,008	927,121
Corporates	409,272	620,312
Equity securities	196,072	99,988
Beneficiary certificates	166,623	48,291
CMA securities	200,500	32,300
Others	33,084	14,737

Sub-total	2,598,575	2,411,635

Derivatives instruments assets	2,184,431	2,111,467

Total	4,792,305	4,536,918

(3) Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Equity-linked securities	—	6,066
Debt securities	2,676	—
Equity securities	11,216	11,196

Total	13,892	17,262

8. AFS FINANCIAL ASSETS

AFS financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Book value	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	2,689,786	6,168	(15,105)	2,680,849
Financial institutions	6,508,988	4,376	(1,296)	6,512,068
Corporates	2,426,565	11,902	(4,806)	2,433,661
Asset-backed securities	291,498	6,807	(25,291)	273,014
Foreign currency bonds	230,210	129	(752)	229,587
Sub-total	12,147,047	29,382	(47,250)	12,129,179
Equity securities	1,379,514	272,288	(36,327)	1,615,475
Beneficiary certificates	3,007,653	59,966	(2,339)	3,065,280
Loaned securities	239,899	313	(178)	240,034
Others	35,361	119	—	35,480

Total	16,809,474	362,068	(86,094)	17,085,448

	December 31, 2014
	Book value	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	3,138,741	32,963	(124)	3,171,580
Financial institutions	6,697,347	34,471	(357)	6,731,461
Corporates	2,762,728	64,522	—	2,827,250
Asset-backed securities	171,313	—	(13,572)	157,741
Foreign currency bonds	365,661	—	(66,761)	298,900
Sub-total	13,135,790	131,956	(80,814)	13,186,932
Equity securities	1,115,728	432,068	(126,422)	1,421,374
Beneficiary certificates	3,431,922	20,689	—	3,452,611
Loaned securities	684,126	1,982	(12)	686,096
Others	46,524	17,308	—	63,832

Total	18,414,090	604,003	(207,248)	18,810,845

9. HTM FINANCIAL ASSETS

HTM financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Book value	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	4,728,909	58,237	(16,900)	4,770,246
Financial institutions	2,155,965	8,013	(593)	2,163,385
Corporates	5,131,162	65,108	(6,361)	5,189,909
Foreign currency bonds	22,784	—	—	22,784

Total	12,038,820	131,358	(23,854)	12,146,324

	December 31, 2014
	Book value	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	4,128,344	82,979	(37)	4,211,286
Financial institutions	4,389,592	37,400	(175)	4,426,817
Corporates	4,470,297	106,092	(2,946)	4,573,443
Foreign currency bonds	56,215	—	—	56,215

Total	13,044,448	226,471	(3,158)	13,267,761

10. LOANS AND RECEIVABLES

(1) Loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Due from banks	10,208,117	11,100,572
Loans	190,699,210	204,818,820
Other receivables	11,005,046	7,450,743

Total	211,912,373	223,370,135

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Due from banks in local currency:
Due from the Bank of Korea	8,304,869	9,120,180
Due from depository banks	4,127	1,000
Due from non-depository	22,418	277,337
Due from the Korea Exchange	880	1,580
Others	18,744	182,750
Allowance for credit losses	(1,978)	(2,305)

Sub-total	8,349,060	9,580,542

Due from banks in foreign currencies:
Due from banks on demand	920,713	312,022
Due from banks on time	439,595	712,972
Others	500,766	497,454
Allowance for credit losses	(2,017)	(2,418)

Sub-total	1,859,057	1,520,030

Total	10,208,117	11,100,572

(3) Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	December 31, 2013(*)	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The Bank of Korea	9,581,701	Reserve deposits on BOK Act
Due from depository banks	Shinhan Bank and others	625,693	Pledged right and others
Due from non-depository	Mutual savings bank	20,524	Mutual savings bank act
Due from the Korea Exchange	Korea securities finance Corporation and others	584,617	Deposits for futures and options transactions and others
Others	Shinhan Investment Corp. and others	18,446	Collateral for derivatives

		10,830,981

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	941,284	Reserve deposits on BOK Act and others
Due from banks on time	China Construction Bank Corporation and others	7,809	Required under Chinese regulatory purpose
Others	The Central Bank of China and others	391,026	Reserve deposits and others

		1,340,119

		12,171,100

Financial institution	Counterparty	December 31, 2014	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The Bank of Korea	9,120,180	Reserve deposits on BOK Act
Others	NH Investment & Securities Co., Ltd. and others	182,750	Treasury stock trust contracts and others

		9,302,930

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	296,447	Reserve deposits on BOK Act and others
Others	The Central Bank of China and others	469,974	Reserve deposits and others

		766,421

		10,069,351

(*)	The amounts incorporate the restricted due from banks from the subsidiaries that were reclassified into disposal group held for sale and disposal groups held for distribution to owners.

(4) Loans are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Loans in local currency	156,027,839	167,261,592
Loans in foreign currencies	9,996,738	11,281,016
Domestic banker’s letter of credit	4,958,522	5,712,049
Credit card accounts	4,209,156	5,113,684
Bills bought in foreign currencies	4,234,937	5,552,421
Bills bought in local currency	186,159	258,707
Factoring receivables	176,449	92,205
Advances for customers on guarantees	54,645	52,619
Privately placed bonds	506,669	346,284
Loans to be converted to equity securities	498	498
Securitized loans	310,748	295,506
Call loans	8,092,405	4,174,735
Bonds purchased under resale agreements	4,980,889	6,891,629
Loan origination costs and fees	294,854	367,898
Others	30,870	44,378
Present value discount	(24,995)	(16,913)
Allowance for credit losses	(3,337,173)	(2,609,488)

Total	190,699,210	204,818,820

(5) Other receivables are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
CMA accounts	107,100	186,000
Receivables	8,397,838	4,662,557
Accrued income	892,135	885,141
Telex and telephone subscription rights and refundable deposits	1,045,064	1,075,068
Other debtors	869,373	981,672
Allowance for credit losses	(306,464)	(339,695)

Total	11,005,046	7,450,743

(6) Changes in allowance for probable credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(259,964)	(3,142,902)	(128,718)	(506,638)	(4,038,222)
Net provision(*)	(241,958)	(1,712,347)	(151,565)	(26,416)	(2,132,286)
Recoveries of written-off loans	(53,638)	(187,155)	(33,830)	(401)	(275,024)
Charge-off	190,122	1,839,241	185,545	8,610	2,223,518
Sales of loans and receivables	9,953	152,926	7	963	163,849
Unwinding effect	14,450	107,774	311	577	123,112
Others	13,867	(41,397)	479	90,527	63,476

Ending balance	(327,168)	(2,983,860)	(127,771)	(432,778)	(3,871,577)

	For the year ended December 31, 2013
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(327,168)	(2,983,860)	(127,771)	(432,778)	(3,871,577)
Net provision(*)	(238,400)	(2,178,951)	(137,174)	(68,288)	(2,622,813)
Recoveries of written-off loans	(41,847)	(168,799)	(25,836)	891	(235,591)
Charge-off	179,911	1,625,220	172,257	2,034	1,979,422
Sales of loans and receivables	8,038	152,792	14	147	160,991
Unwinding effect	21,200	140,863	530	499	163,092
Classified into disposal group held for sale	74,896	92,503	—	40,178	207,577
Classified into disposal group held for distribution to owners	10,531	467,581	12,071	7,686	497,869
Others	16,935	60,093	296	(3,926)	73,398

Ending balance	(295,904)	(2,792,558)	(105,613)	(453,557)	(3,647,632)

	For the year ended December 31, 2014
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(295,904)	(2,792,558)	(105,613)	(453,557)	(3,647,632)
Net provision(*)	(150,292)	(791,339)	(158,603)	(15,937)	(1,116,171)
Recoveries of written-off loans	(7,976)	(66,627)	(27,920)	—	(102,523)
Charge-off	115,339	1,173,434	162,691	627	1,452,091
Sales of loans and receivables	5,833	140,174	—	5,676	151,683
Unwinding effect	16,666	137,951	336	223	155,176
Others	(10,101)	70,875	(8)	92,704	153,470

Ending balance	(326,435)	(2,128,090)	(129,117)	(370,264)	(2,953,906)

(*)	The item incorporates the provisions from both of continued and discontinued operations. Refer to Note 39 for disclosure of provision recognized in continuing operations.

11. THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1) The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and respective market condition such as volume of transactions and transparency of transactions between market participants are considered when determining the classification of the inputs used in the valuations. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market information is not readily available, the Group’s own assumptions reflect those the Group believes a market participants would use for measuring those specific assets or liabilities at the measurement date. The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

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

•

Level 3—fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-publicly traded securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

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

(2) Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Fair value in active market (Level 1)(*1)	Observable market data (Level 2)(*1)	Other valuation technique (Level 3) (*2)	Total	Classified into disposal group held for sale	Classified into disposal group held for distribution to owners	Total
Financial assets:
Financial assets held for trading
Deposits	9,299	783,806	—	793,105	783,806	—	9,299
Debt securities	1,590,218	12,852,552	—	14,442,770	12,207,889	232,585	2,002,296
Equity securities	798,102	92,559	—	890,661	684,525	10,064	196,072
Beneficiary certificates	1,259,784	64,909	—	1,324,693	1,148,471	9,599	166,623
CMA securities	—	200,500	—	200,500	—	—	200,500
Loaned securities	2,084,811	3,086,527	6,185	5,177,523	5,144,439	—	33,084
Derivatives instruments assets	8,156	2,452,686	307,782	2,768,624	545,330	38,863	2,184,431

Sub-total	5,750,370	19,533,539	313,967	25,597,876	20,514,460	291,111	4,792,305

Financial assets designed at FVTPL
Equity-linked securities	—	149,185	408,120	557,305	525,855	31,450	—
Asset-backed securities	—	332,404	—	332,404	—	332,404	—
Debt securities	—	—	2,676	2,676	—	—	2,676
Equity securities	637	—	10,579	11,216	—	—	11,216
Beneficiary certificates	—	61,696	—	61,696	61,696	—	—

Sub-total	637	543,285	421,375	965,297	587,551	363,854	13,892

AFS financial assets
Debt securities	3,184,651	12,094,876	9,050	15,288,577	508,237	2,651,161	12,129,179
Equity securities	481,878	33,644	1,843,889	2,359,411	441,039	302,897	1,615,475
Beneficiary certificates	—	2,742,061	562,941	3,305,002	56,040	183,682	3,065,280
Loaned securities	240,034	—	—	240,034	—	—	240,034
Others	69,946	80,667	102,914	253,527	97,830	120,217	35,480

Sub-total	3,976,509	14,951,248	2,518,794	21,446,551	1,103,146	3,257,957	17,085,448

Derivative assets	—	128,081	14,608	142,689	11,279	—	131,410

Total	9,727,516	35,156,153	3,268,744	48,152,413	22,216,436	3,912,922	22,023,055

Financial liabilities:
Financial liabilities held for trading
Deposits	9,254	—	—	9,254	—	—	9,254
Borrowings	1,115,987	—	—	1,115,987	1,115,987	—	—
Derivative liabilities	5,576	2,514,838	253,419	2,773,833	645,824	31,962	2,096,047

Sub-total	1,130,817	2,514,838	253,419	3,899,074	1,761,811	31,962	2,105,301

	December 31, 2013
	Fair value in active market (Level 1)(*1)	Observable market data (Level 2)(*1)	Other valuation technique (Level 3) (*2)	Total	Classified into disposal group held for sale	Classified into disposal group held for distribution to owners	Total
Financial liabilities designated at FVTPL
Equity-linked securities	—	2,897,882	5,587,261	8,485,143	8,266,355	—	218,788
Debentures	—	183,159	—	183,159	—	—	183,159

Sub-total	—	3,081,041	5,587,261	8,668,302	8,266,355	—	401,947

Derivatives Liabilities	—	19,962	—	19,962	2,257	15,920	1,785

Total	1,130,817	5,615,841	5,840,680	12,587,338	10,030,423	47,882	2,509,033

	December 31, 2014
	Fair value in active market (Level 1)(*1)	Observable market data (Level 2)(*1)	Other valuation technique (Level 3)(*2)	Total
Financial assets:
Financial assets held for trading
Deposits	13,816	—	—	13,816
Debt securities	587,593	1,628,726	—	2,216,319
Equity securities	99,988	—	—	99,988
Beneficiary certificates	—	48,291	—	48,291
CMA securities	—	32,300	—	32,300
Loaned securities	14,737	—	—	14,737
Derivatives instruments assets	56	2,062,137	49,274	2,111,467

Sub-total	716,190	3,771,454	49,274	4,536,918

Financial assets designed at FVTPL
Equity-linked securities	—	—	6,066	6,066
Equity securities	629	—	10,567	11,196

Sub-total	629	—	16,633	17,262

AFS financial assets
Debt securities	2,731,782	10,455,150	—	13,186,932
Equity securities	389,456	—	1,031,918	1,421,374
Beneficiary certificates	—	3,096,917	355,694	3,452,611
Loaned securities	475,748	210,348	—	686,096
Others	—	49,591	14,241	63,832

Sub-total	3,596,986	13,812,006	1,401,853	18,810,845

Derivative assets	—	184,115	11,946	196,061

Total	4,313,805	17,767,575	1,479,706	23,561,086

Financial liabilities:
Financial liabilities held for trading
Deposits	13,927	—	—	13,927
Derivative liabilities	5,819	2,092,325	41,711	2,139,855

Sub-total	19,746	2,092,325	41,711	2,153,782

Financial liabilities designated at FVTPL
Equity-linked securities	—	315	361,993	362,308
Debentures	—	159,264	—	159,264

Sub-total	—	159,579	361,993	521,572

Total	19,746	2,251,904	403,704	2,675,354

(*1)	There are no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between the levels at the end of reporting period within which events or conditions change.
(*2)	Certain AFS unquoted equity securities measured at cost as of December 31, 2013 and 2014, are 197,350 million Won and 41,022 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purposed entity vehicles such as asset securitization structures. They are measured at cost due to the various factors including (a) that observable inputs of financial information to measure fair value were not available to obtain, (b) that variances between estimated cash flows are significant, and (c) that it is not likely to measure the probabilities of the various estimated cash flows in a reliable manner. In addition, there are no indicators of impairments in these investments, and the Group has no intention to dispose these investments in the foreseeable future.

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

Risk-free market rate, Forward Rate, Volatility, Foreign Exchange Rate, Stock Prices, etc.

Financial Instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, Risk-free market rate, Market rate, Dividend and convenience yield, Correlation, Volatility, Credit spread, and Foreign Exchange rate

Debenture	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Measurement methods	Inputs	Range
Derivatives assets	Option pricing model and others	Correlation Coefficient	-1~1
		Historical Volatility	0%~70%
		Credit risk-adjusted rate	0%~100%
Derivatives liabilities	Option pricing model and others	Correlation Coefficient	-1~1
		Historical Volatility	0%~70%
Equity-linked securities and derivative-linked securities	Monte Carlo Simulation and others	Correlation Coefficient	-1~1
		Historical Volatility	0%~70%
Equity Securities	External valuation price and others	Expected growth rate and others	0%~1%

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3) Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	January 1, 2012	Net Income (loss)(*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3(*5)	December 31, 2012(*7)
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*6)	91,632	225,258	—	132,814	(148,687)	—	301,017
Others	—	—	—	—	—	—	—

Sub-total	91,632	225,258	—	132,814	(148,687)	—	301,017

Financial assets designed at FVTPL
Equity-linked securities	448,791	116,826	—	294,621	(267,109)	—	593,129
Asset-backed securities	49,362	(2,372)	—	—	—	—	46,990
Debt securities	—	—	—	5,305	—	—	5,305
Equity securities	11,220	(88)	(442)	4,110	(3,679)	—	11,121

Sub-total	509,373	114,366	(442)	304,036	(270,788)	—	656,545

AFS financial assets
Debt securities	25,691	(131)	5,087	—	(16,914)	—	13,733
Equity securities(*3)	2,373,622	340,356	(354,390)	195,418	(635,333)	(2,894)	1,916,779
Beneficiary certificates(*2)	265,155	66,114	(52,244)	66,006	(124,669)	166,219	386,581
Others(*2)	93,639	183	(1,458)	167,456	(126,757)	(2,818)	130,245

Sub-total	2,758,107	406,522	(403,005)	428,880	(903,673)	160,507	2,447,338

Derivative assets(*6)	—	—	—	—	—	—	—

Total	3,359,112	746,146	(403,447)	865,730	(1,323,148)	160,507	3,404,900

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*6)	276,158	(197,524)	—	28,701	51,913	—	159,248

Financial liabilities designated at FVTPL
Equity-linked securities	3,171,000	744,519	—	3,704,462	(2,822,547)	—	4,797,434

Total	3,447,158	546,995	—	3,733,163	(2,770,634)	—	4,956,682

	For the year ended December 31, 2013
	January 1, 2013	Net Income (loss)(*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3(*5)	December 31, 2013(*7)
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*6)	301,017	127,807	—	31,213	(172,361)	20,106	307,782
Others	—	(2,241)	—	—	(11,940)	20,366	6,185

Sub-total	301,017	125,566	—	31,213	(184,301)	40,472	313,967

Financial assets designed at FVTPL
Equity-linked securities	593,129	43,372	—	285,796	(514,177)	—	408,120
Asset-backed securities	46,990	—	—	—	(46,990)	—	—
Debt securities	5,305	73	—	—	(2,702)	—	2,676
Equity securities	11,121	840	—	1,912	(3,294)	—	10,579

Sub-total	656,545	44,285	—	287,708	(567,163)	—	421,375

AFS financial assets
Debt securities	13,733	(7,710)	3,027	—	—	—	9,050
Equity securities(*3)	1,916,779	(70,057)	(17,104)	253,824	(131,815)	(107,738)	1,843,889
Beneficiary certificates(*2)	386,581	(17,115)	18,113	115,498	(54,531)	114,395	562,941
Others(*2)	130,245	(4,821)	1,577	4,666	(3,253)	(25,500)	102,914

Sub-total	2,447,338	(99,703)	5,613	373,988	(189,599)	(18,843)	2,518,794

Derivative assets(*6)	—	—	—	—	—	14,608	14,608

Total	3,404,900	70,148	5,613	692,909	(941,063)	36,237	3,268,744

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*6)	159,248	97,570	—	33,807	(41,859)	4,653	253,419
Financial liabilities designated at FVTPL
Equity-linked securities	4,797,434	227,218	—	4,758,507	(4,195,898)	—	5,587,261

Total	4,956,682	324,788	—	4,792,314	(4,237,757)	4,653	5,840,680

	For the year ended December 31, 2014
	January 1, 2014	Net Income (loss)(*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3(*5)	Decrease due to the spin-off or disposals	December 31, 2014
Financial assets:
Financial assets held for trading
Derivatives instruments assets	307,782	41,776	—	1,244	(108,345)	—	(193,183)	49,274
Others	6,185	(724)	—	—	(4,433)	—	(1,028)	—

Sub-total	313,967	41,052	—	1,244	(112,778)	—	(194,211)	49,274

Financial assets designed at FVTPL
Equity-linked securities	408,120	(337)	—	324,205	(82,468)	—	(643,454)	6,066
Debt securities	2,676	26	—	—	(2,702)	—	—	—
Equity securities	10,579	(12)	—	—	—	—	—	10,567

Sub-total	421,375	(323)	—	324,205	(85,170)	—	(643,454)	16,633

AFS financial assets
Debt securities(*2)	9,050	(6,048)	—	—	—	1,825	(4,827)	—
Equity securities(*3)	1,843,889	(137,631)	6,063	106,654	(114,450)	(551)	(672,056)	1,031,918
Beneficiary certificates(*2)	562,941	16,033	3,164	41,214	(66,126)	(1,935)	(199,597)	355,694
Others(*2)	102,914	(2,439)	(1,134)	12,898	—	(70,000)	(27,998)	14,241

Sub-total	2,518,794	(130,085)	8,093	160,766	(180,576)	(70,661)	(904,478)	1,401,853

Derivative assets	14,608	3,497	—	—	(6,159)	—	—	11,946

Total	3,268,744	(85,859)	8,093	486,215	(384,683)	(70,661)	(1,742,143)	1,479,706

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	253,419	6,783	4,050	4,596	(43,250)	—	(183,887)	41,711

Financial liabilities designated at FVTPL
Equity-linked securities(*4)	5,587,261	19,031	—	2,205,033	(815,356)	(88,044)	(6,545,932)	361,993

Total	5,840,680	25,814	4,050	2,209,629	(858,606)	(88,044)	(6,729,819)	403,704

(*1)	From financial assets and liabilities classified as Level 3 that the Group holds as at the end of the year, losses of 239,402 million Won, 117,855 million Won and 172,484 million Won for the year ended December 31 2012, 2013 and 2014, respectively, were recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the comprehensive income statements.
(*2)	AFS financial assets were transferred between Level 2 and Level 3 depending upon the changes in the degree of subjectivity and uncertainty used to measure fair values, such as quoted price in inactive market or values from external valuation specialists, of the AFS financial assets.
(*3)	AFS financial assets were transferred out of Level 3 to Level 1 as the fair value measurement were changed from the value from external valuation specialists to the value from quoted price during the period.
(*4)	Since the observable market data for equity-linked securities was available, such securities were transferred out of Level 3 into Level 2.

(*5)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*6)	As the variables used for the valuation of interest rate and equity related derivatives were not observable in the market, such derivatives were transferred into Level 3 from Level 2. In the case of currency related derivatives, the variables which were unobservable in the market significantly impacted the valuation of such derivatives. As such, the derivatives were transferred into Level 3 from Level 2.
(*7)	Items include financial assets and liabilities, which was reclassified into disposal group held for sale and disposal groups held for distribution to owners, of 1,662,501 million Won and of 5,600,440 million Won, respectively, as at the end of 2013.

(4) Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments for the years ended December 31, 2013 and 2014. (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*1)(*2)	33,816	(32,959)	—	—
Financial assets designed at FVTPL
Equity-linked securities(*1)	4,613	(798)	—	—
AFS Financial Assets
Equity securities(*3)	—	(1,004)	210,709	(85,205)
Beneficiary certificates(*4)	—	—	1,953	(1,896)
Others(*4)	—	—	—	—

Total	38,429	(34,761)	212,662	(87,101)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*1)(*2)	31,815	(30,414)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities(*1)	16,254	(26,984)	—	—

Total	48,069	(57,398)	—	—

	For the year ended December 31, 2013
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*1)(*2)	33,867	(45,614)	—	—
Financial assets designed at FVTPL
Equity-linked securities(*1)	1,672	(321)	—	—
AFS Financial Assets
Equity securities(*3)	—	—	150,607	(60,481)
Beneficiary certificates(*4)	—	—	5,851	(5,642)
Others(*4)	—	—	1,296	(647)

Total	35,539	(45,935)	157,754	(66,770)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*1)(*2)	32,097	(36,434)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities(*1)	55,764	(34,133)	—	—

Total	87,861	(70,567)	—	—

	For the year ended December 31, 2014
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets(*1)(*2)	14,093	(6,471)	—	—
Financial assets designed at FVTPL
Equity-linked securities(*1)	—	—	—	—
AFS Financial Assets
Equity securities(*3)	—	—	80,085	(39,055)
Beneficiary certificates(*4)	—	—	3,430	(3,243)
Others(*4)	—	—	6,823	(2,858)

Total	14,093	(6,471)	90,338	(45,156)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities(*1)(*2)	7,939	(7,722)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities(*1)	1,497	(1,483)	—	—

Total	9,436	(9,205)	—	—

(*1)	Fair value changes of derivatives instruments assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. The volatility of historical stock price and correlation are major unobservable variables.
(*2)	Both of derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)	Fair value changes of beneficiary certificates and other securities are calculated by increasing or decreasing price fluctuation of underlying property or real estate which is underlying assets and discount rate by 1%. The price fluctuation of underlying property and discount rate are major unobservable variables.

(5) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of December 31, 2013
	Fair value				Book value
	Level 1	Level 2	Level 3	Total	Classified into asset group held for sale	Classified into asset group held for distribution to owners	Book value
Financial assets:
Held-to-maturity financial assets	4,276,844	12,069,195	—	16,346,039	3,025	4,124,084	12,038,820
Loans and receivables	—	—	266,158,950	266,158,950	11,738,411	41,057,781	211,912,373
Financial liabilities:
Deposits due to customers	—	200,398,709	14,213,925	214,612,634	1,988,495	36,603,292	175,323,644
Borrowings	—	34,599,697	1,816,501	36,416,198	13,502,487	4,860,597	18,231,511
Debentures	—	26,813,454	2,331,390	29,144,844	4,045,486	2,515,965	21,677,674
Other financial liabilities	—	22,516,475	1,717,276	24,233,751	2,308,489	1,859,151	19,914,947

	As of December 31, 2014
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Held-to-maturity financial assets	1,902,558	11,365,202	—	13,267,760	13,044,448
Loans and receivables	—	—	225,284,372	225,284,372	223,370,135
Financial liabilities:
Deposits due to customers	—	188,673,796	—	188,673,796	188,516,465
Borrowings	—	17,772,085	—	17,772,085	17,707,595
Debentures	—	24,976,056	—	24,976,056	24,795,904
Other financial liabilities	—	16,889,129	—	16,889,129	16,889,687

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement methods	Alternative assumptions
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk-free market rate, Credit spread

Loans and receivables	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, Credit spread, Prepayment-rate

Deposit due to customers, Borrowings, and Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

12. DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1) Derecognition of financial assets

1)	The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the consolidated financial statements of the Group through disposals, but the Group still have continuous involvements are given as below:

	2014
	As of December 31					For the year ended December 31
	Classification	Carrying amount of Continuing involvement		Fair value amount of Continuing involvement		Maximum exposure to loss	Gain(loss) recognized in the year	Accumulated Gain(loss) recognized
		Asset	Liability	Asset	Liability
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Loan & Receivables	—	—	—	—	—	498	498
Conditional disposal of loans to KAMCO(*)	Off-balance item	—	—	—	—	709	—	—

	2013
	As of December 31					For the year ended December 31
	Classification	Carrying amount of Continuing involvement		Fair value amount of Continuing involvement		Maximum exposure to loss	Gain(loss) recognized in the year	Accumulated Gain(loss) recognized
		Asset	Liability	Asset	Liability
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Loan & Receivables	1,746	—	1,851	—	1,746	—	—
Conditional disposal of loans to KAMCO(*)	Off-balance item	—	—	—	—	709	—	—

(*)	KAMCO is still in the process of collecting cash flows related to the transferred assets and the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. Under previous K-GAAP, the Group derecognized the transferred assets although the Group retains and continues to retain substantially all such risks and rewards and according to the transition exemptions in IFRS 1101, the Group did not reassess the derecognition criteria for these transfers.

2)	Transferred financial assets that are not derecognized in their entirety

a)	Disposal of securities under repurchase agreement

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows:

		December 31, 2013	December 31, 2014
Property for transfer	Financial assets at FVTPL	—	9,851
	AFS financial assets	126,589	926,796
	HTM financial assets	651,582	650,937

	Total	778,171	1,587,584

Related liabilities	Disposal of securities under repurchase agreements	513,442	1,196,237

b)	Loaned securities

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership.

		December 31, 2013	December 31, 2014	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	33,084	14,737	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	240,034	686,096	Korea Securities Depository and others

	Total	273,118	700,833

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or loaned securities, are explained in Note 18.

(2)	The offset with financial assets and liabilities

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

As at the end of reporting periods, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below:

	December 31, 2013
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others(*1)	2,259,165	—	2,259,165	8,998,345	121,042	319,224
Receivable spot exchange(*2)	7,179,446	—	7,179,446
Bonds purchased under resale agreements(*2)	4,980,889	—	4,980,889	4,980,889	—	—
Domestic exchanges receivable(*2)(*5)	23,808,051	23,222,175	585,876	—	—	585,876

Total	38,227,551	23,222,175	15,005,376	13,979,234	121,042	905,100

	December 31, 2013
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others(*1)	2,300,467	—	2,300,467	9,008,372	—	472,704
Payable spot exchange(*3)	7,180,609	—	7,180,609
Bonds sold under repurchase agreements(*4)	513,442	—	513,442	513,442	—	—
Domestic exchanges payable (*3)(*5)	25,992,000	23,222,175	2,769,825	2,746,298	—	23,527

Total	35,986,518	23,222,175	12,764,343	12,268,112	—	496,231

	December 31, 2014
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others(*1)	2,316,295	16,228	2,300,067	5,413,119	37,142	469,574
Receivable spot exchange(*2)	3,619,768	—	3,619,768
Bonds purchased under resale agreements(*2)	6,891,629	—	6,891,629	6,891,629	—	—
Domestic exchanges receivable(*2)(*5)	28,094,142	27,310,235	783,907	—	—	783,907

Total	40,921,834	27,326,463	13,595,371	12,304,748	37,142	1,253,481

	December 31, 2014
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others(*1)	2,478,924	16,228	2,462,696	5,396,870	41,229	640,766
Payable spot exchange(*3)	3,616,169	—	3,616,169
Bonds sold under repurchase agreements(*4)	1,196,237	—	1,196,237	1,196,237	—	—
Domestic exchanges payable(*3)(*5)	30,636,705	27,310,235	3,326,470	3,147,053	—	179,417

Total	37,928,035	27,326,463	10,601,572	9,740,160	41,229	820,183

(*1)	Others Include derivatives held for trading, derivatives for hedging and equity linked securities related to derivatives.
(*2)	Items are included in loans and receivables.
(*3)	Items are included in other financial liabilities.
(*4)	Items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as offset.

13. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2013	December 31, 2014
Woori Finance Holdings:(*2)
Woori Aviva Life Insurance Co., Ltd.(*1)	Life insurance	51.6	—
Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Financial, Woori Investment & Securities and Woori Private Equity Fund:
Woori Blackstone Korea Opportunity Private Equity Fund I(*3)	Finance	44.6	26.4
Woori Bank, Kyongnam Bank and Kwangju Bank:
Korea Credit Bureau Co., Ltd.(*3)(*4)	Credit information	9.0	7.2
Woori Bank, Woori Investment & Securities:
DKT(*1)	Manufacturing	28.2	—
Woori Bank and Woori F&I :
KAMCO Fifth Asset Securitization Specialty(*1)	Asset securitization	49.0	—
Woori Bank and Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd.(*6)	Semiconductor equipment	63.1	44.8
Woori Bank:
Korea Finance Security Co., Ltd.(*5)(*6)	Security service	15.3	15.3
Woori Service Networks Co., Ltd.(*5)(*6)	Freight & staffing services	4.9	4.9
Kumho Tire Co., Inc.(*7)(*8)	Manufacturing	12.5	14.2
United PF 1st Corporate Financial Stability(*4)	Finance	17.7	17.7
Chin Hung International Inc.(*6)(*8)	Construction	26.8	26.8
Poonglim Industrial Co., Ltd.(*6)(*12)	”	29.9	30.7
Ansang Tech Co., Ltd.(*9)	Manufacturing	23.0	23.0
Hana Construction Co., Ltd.(*9)	Construction	22.2	22.2
STX Engine Co., Ltd.(*6)(*7)	Manufacturing	15.0	15.0
SamHo Co., Ltd.(*7)(*8)	Construction	7.8	7.8
Force TEC Co., Ltd.(*9)	Freight & staffing services	22.6	34.4
Osung LST Co., Ltd.(*6)(*7)	Manufacturing	—	11.1
STX Corporation(*6) (*7)	Wholesale of Non-Specialized Goods	—	15.0
Woori Investment & Securities:
Woori New Alpha Fund(*1)	Investments	70.0	—
Woori F&I:
Woori SB Eleventh Asset Securitization Specialty(*1)	Asset securitization	45.0	—
Woori SB Twelfth Asset Securitization Specialty(*1)	”	40.0	—
Woori BC Pegasus Asset Securitization Specialty(*1)	”	30.0	—
Woori Stream Fourth Asset Securitization Specialty(*1)	”	40.0	—
Woori EA First Asset Securitization Specialty(*1)	”	40.0	—
Woori EA Second Asset Securitization Specialty(*1)	”	40.0	—
Woori EA Sixth Asset Securitization Specialty(*1)	”	40.0	—
Woori EA Seventh Asset Securitization Specialty(*1)	”	45.0	—
Woori EA Ninth Asset Securitization Specialty(*1)	”	40.0	—
Woori EA Eleventh Asset Securitization Specialty(*1)	”	45.0	—
Woori EA Sixteenth Asset Securitization Specialty(*1)	”	30.0	—
Woori EA Seventeenth Asset Securitization Specialty(*1)	”	45.0	—
WR Loan Inc.(*1)	Other financial business	49.0	—
KAMCO Sixth Asset Securitization Specialty(*1)	Asset securitization	45.0	—
KAMCO Seventh Asset Securitization Specialty(*1)	”	45.0	—
Woori Fine First Asset Securitization Specialty(*1)	”	45.0	—
Woori Fine Second Asset Securitization Specialty(*1)	”	45.0	—
Woori Fine Third Asset Securitization Specialty(*1)	”	45.0	—
Woori Fine Fourth Asset Securitization Specialty(*1)	”	45.0	—
Woori HB Third Asset Securitization Specialty(*1)	”	40.0	—
Woori EA Nineteenth Asset Securitization Specialty(*1)	Asset securitization	40.0	—
Woori KA First Asset Securitization Specialty(*1)	”	45.0	—
Chungdo Woori Century Security Co., Ltd.(*1)	Other financial business	49.5	—

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2013	December 31, 2014
Woori Private Equity Fund:
Woori Renaissance Holdings(*10)	Other financial business	51.6	51.6
Woori Private Equity
Woori Columbus First PEF(*11)	Other financial business	2.0	1.9
MARS Second:
Seoul Lakeside Co., Ltd.(*1)	Hotel	47.5	—

(*1)	During the year ended at December 31, 2014, Woori Aviva Life Insurance Co., Ltd., Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, and Woori F&I was deconsolidated through spin-off or disposals. As such the investments in joint ventures and associates that the deconsolidated subsidiaries were previously holding are excluded from the above list at the end of 2014.
(*2)	During the year ended December 31, 2014, Woori Finance Holdings was merged into the Bank.
(*3)	During the year ended December 31, 2014, Kyongnam Bank, Kwangju Bank, Woori Financial, and Woori F&I were deconsolidated through spin-off or disposals. Accordingly, the joint ownership of the Group in the entity has decreased as at the end of the 2014.
(*4)	The Group can participate in decision making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships.
(*5)	The significant business of Woori Service Network and Korea Finance Security is transacted mostly with the Group.
(*6)	The significant transactions and events between the end of reporting date of the investees and the investors have been properly addressed.
(*7)	The Group can exercise significant influence through its position in the creditors’ council.
(*8)	The investment in associates that have quoted market prices are Kumho Tire (KRW 9,670 and KRW 11,500 as of December 31, 2014 and 2013, respectively), Chin Hung International (KRW 1,665 and KRW 1,610 as of December 31, 2014 and 2013, respectively), and Samho Co., Ltd. (KRW 13,150 and KRW 3,300 as of December 31, 2014 and 2013, respectively).
(*9)	The carrying amounts of investments in Ansang Tech Co., Ltd., Hana Construction Co., Ltd. and Force TEC Co., Ltd. are nil as of December 31, 2013 and 2014, respectively.
(*10)	The Group owns over 50% ownership of Woori Renaissance Holdings. However, the Group applies the equity method of accounting as the ownership and related contracts meet the definition of joint arrangement under IFRS 11 Joint Arrangements.
(*11)	As a general partner of Woori Columbus First PEF, the Group has significant influence over the entity’s operational and financial policy making process, including participating in dividend or other distribution. As such, the Group applies the equity method of accounting.
(*12)	Poonglim Industrial Co., Ltd. acquired its treasury stocks during the year ended December 31, 2014, and as such, the ownership of the Group in the company increased.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Acquisition cost	January 1, 2012	Share of profits (losses)	Acquisi- tion	Disposi- tion and others	Dividends	Change in Capital	Other changes	December 31, 2012
Woori Aviva Life Insurance Co., Ltd.	110,098	114,858	460	—	—	—	10,195	(3,107)	122,406
Woori Blackstone Korea Opportunity First	187,542	159,631	20,266	32,345	(1,403)	(3,803)	—	—	207,036
Korea Credit Bureau	4,500	3,912	283	—	—	—	(264)	—	3,931
KAMCO Fifth Asset Securitization Specialty	8,736	13,658	2,921	—	—	—	—	—	16,579
Korea Finance Security Co., Ltd.	758	3,468	831	—	—	(55)	—	—	4,244
Woori Service Networks Co., Ltd.	24	98	38	—	—	(7)	—	—	129
Kumho Tire Co., Inc.	113,204	111,357	16,647	—	—	—	3,323	24,701	156,028
United PF 1st Corporate financial stability	191,617	149,099	8,815	43,617	—	—	—	(167)	201,364
Poonglim Industrial Co., Ltd.	14,476	—	—	14,476	—	—	—	—	14,476
Chin Hung International Inc.	60,275	—	(4,103)	60,275	—	—	51	—	56,223
Woori SB Fifth Asset Securitization Specialty	—	981	31	—	(1,012)	—	—	—	—
Woori SB Eleventh Asset Securitization Specialty	2,026	811	(24)	—	—	—	—	—	787
Woori SB Twelfth Asset Securitization Specialty	3,077	3,954	76	—	—	—	(2,000)	—	2,030
Woori BC Pegasus Asset Securitization Specialty(*1)	2,908	—	(121)	—	—	—	—	121	—
Woori Stream Third Asset Securitization Specialty	—	949	29	—	(978)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,250	505	282	—	—	—	—	—	787
Woori HB First Asset Securitization Specialty	—	939	—	—	(186)	(753)	—	—	—
Woori Piastone Bridge Asset Securitization Specialty(*1)	40	1,136	203	—	—	(468)	(1,077)	206	—
Woori EA First Asset Securitization Specialty(*1)	400	—	335	—	—	(57)	—	(278)	—
Woori EA Second Asset Securitization Specialty(*1)	400	—	(177)	—	—	—	—	177	—
Woori EA Sixth Asset Securitization Specialty(*1)	400	—	248	—	—	(245)	—	(3)	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,227	624	—	—	(527)	—	—	2,324
Woori EA Ninth Asset Securitization Specialty	400	3,660	748	—	—	(3,025)	—	—	1,383

	For the year ended December 31, 2012
	Acquisition cost	January 1, 2012	Share of profits (losses)	Acquisi- tion	Disposi- tion and others	Dividends	Change in Capital	Other changes	December 31, 2012
Woori EA Eleventh Asset Securitization Specialty	9,905	10,901	4,655	—	—	(1,386)	—	—	14,170
Woori EA Sixteenth Asset Securitization Specialty	5,400	—	(498)	5,400	—	—	—	—	4,902
Woori EA Seventeenth Asset Securitization Specialty	4,950	—	(367)	4,950	—	—	—	—	4,583
CW Two Partners Co., Ltd.	—	6	(1)	—	(5)	—	—	—	—
WR Loan Inc.	5	—	26	—	—	—	—	5	31
KAMCO Sixth Asset Securitization Specialty	5,314	7,183	1,432	—	—	(2,116)	—	—	6,499
KAMCO Seventh Asset Securitization Specialty	390	1,089	9	—	—	—	(900)	—	198
Woori Fine First Asset Securitization Specialty	13,447	17,485	1,232	—	—	(1,917)	(5,400)	—	11,400
Woori Fine Second Asset Securitization Specialty	5,040	—	66	5,040	—	—	—	—	5,106
Woori HB Third Asset Securitization Specialty	234	—	(1)	234	—	—	—	—	233
Woori EA Nineteenth Asset Securitization Specialty	400	—	6	400	—	—	—	—	406
Woori KA First Asset Securitization Specialty	4,500	—	—	4,500	—	—	—	—	4,500
Chungdo Woori Century Security Co., Ltd.	8,187	9,418	320	—	—	—	(539)	—	9,199
Phoenix Digital Tech Co., Ltd.	10,997	—	2,319	1,872	—	—	(2,731)	399	1,859
Woori Renaissance Holdings	63,000	32,516	5,681	—	—	—	603	—	38,800
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,001	(57)	—	(12,053)	—	109	—	—
Sempio Foods Company	6,810	54,260	—	—	(45,167)	(366)	(804)	(7,923)	—
Seoul Lakeside Co., Ltd.	198,450	212,131	5,433	—	(71,247)	—	—	—	146,317

	1,052,676	928,233	68,667	173,109	(132,051)	(14,725)	566	14,131	1,037,930

	For the year ended December 31, 2013
	Acquisition cost	January 1, 2013	Share of profits (losses)	Acquisi- tion	Disposal and others	Dividends	Change in Capital	Other changes	Classification of assets as held for sales / distribute to owners	December 31, 2013
Woori Aviva Life Insurance Co., Ltd.	110,098	122,406	427	—	—	—	(12,438)	—	(110,395)	—
Woori Blackstone Korea Opportunity First	210,394	207,036	12,293	—	(47,664)	(12,868)	—	(18)	(65,065)	93,714
Korea Credit Bureau	3,115	3,931	316	—	—	—	—	—	(900)	3,347
DKT	50,000	—	(1,739)	50,000	—	—	2,280	—	(30,371)	20,170
KAMCO Fifth Asset Securitization Specialty	12,590	16,579	(4,055)	—	—	—	—	11	(8,708)	3,827
Phoenix Digital Tech Co., Ltd.	1,872	1,859	(3,477)	—	—	—	5,306	—	—	3,688
Korea Finance Security Co., Ltd.	3,337	4,244	122	—	—	(55)	—	—	—	4,311
Woori Service Networks Co., Ltd.	108	129	14	—	—	(7)	—	—	—	136
Kumho Tire Co., Inc.	113,204	156,028	20,380	—	(29,377)	—	(2,330)	(4,600)	—	140,101
United PF 1st Corporate financial stability	191,617	201,364	2,366	—	—	—	—	—	—	203,730
Chin Hung International Inc.	60,275	56,223	(10,156)	—	—	—	919	(1,086)	—	45,900
Poonglim Industrial Co., Ltd.	14,476	14,476	(16,680)	—	(553)	—	1	5,835	—	3,079
STX Engine Co., Ltd.	—	—	—	47,008	—	—	—	—	—	47,008
SamHo Co., Ltd.	—	—	—	7,492	—	—	—	—	—	7,492
Force TEC Co., Ltd.	—	—	—	34	—	—	—	—	—	34
Woori New Alpha Fund	20,370	—	(426)	20,370	—	—	—	—	(19,944)	—
Woori SB Eleventh Asset Securitization Specialty	2,026	787	(31)	—	—	—	—	—	(756)	—
Woori SB Twelfth Asset Securitization Specialty	3,077	2,030	(42)	—	—	—	—	—	(1,988)	—
Woori BC Pegasus Asset Securitization Specialty(*1)	2,908	—	1,426	—	—	—	—	(1,426)	—	—
Woori Stream Fourth Asset Securitization Specialty	1,250	787	627	—	—	—	—	(800)	(614)	—
Woori EA First Asset Securitization Specialty(*1)	400	—	315	—	—	(60)	—	(255)	—	—
Woori EA Second Asset Securitization Specialty(*1)	400	—	(265)	—	—	—	—	265	—	—
Woori EA Sixth Asset Securitization Specialty(*1)	400	—	(968)	—	—	—	—	968	—	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,324	(49)	—	—	(432)	—	—	(1,843)	—
Woori EA Ninth Asset Securitization Specialty	400	1,383	581	—	—	(841)	—	—	(1,123)	—
Woori EA Eleventh Asset Securitization Specialty	9,905	14,170	10	—	—	(1,830)	—	—	(12,350)	—

	For the year ended December 31, 2013
	Acquisition cost	January 1, 2013	Share of profits (losses)	Acquisi- tion	Disposal and others	Dividends	Change in Capital	Other changes	Classification of assets as held for sales / distribute to owners	December 31, 2013
Woori EA Sixteenth Asset Securitization Specialty	5,400	4,902	(2,599)	—	—	—	—	—	(2,303)	—
Woori EA Seventeenth Asset Securitization Specialty	4,950	4,583	(4,298)	—	—	—	—	—	(285)	—
WR Loan Inc.	5	31	9	—	—	—	—	—	(40)	—
KAMCO Sixth Asset Securitization Specialty	1,448	6,499	(102)	—	(3,865)	(1,363)	(6)	—	(1,163)	—
KAMCO Seventh Asset Securitization Specialty	390	198	(14)	—	—	—	—	—	(184)	—
Woori Fine First Asset Securitization Specialty	397	11,400	9,760	—	(9,900)	(10,942)	—	—	(318)	—
Woori Fine Second Asset Securitization Specialty	5,040	5,106	2,059	—	—	(202)	—	—	(6,963)	—
Woori Fine Third Asset Securitization Specialty	7,695	—	277	7,695	—	—	(2)	—	(7,970)	—
Woori Fine Fourth Asset Securitization Specialty	10,845	—	265	10,845	—	—	(2)	—	(11,108)	—
Woori HB Third Asset Securitization Specialty(*1)	234	233	(57)	—	—	(304)	—	128	—	—
Woori EA Nineteenth Asset Securitization Specialty	400	406	3,010	—	—	(600)	—	—	(2,816)	—
Woori KA First Asset Securitization Specialty	4,500	4,500	2,889	—	—	—	—	—	(7,389)	—
Chungdo Woori Century Security Co., Ltd.	8,187	9,199	1,262	—	—	—	77	—	(10,538)	—
Woori Renaissance Holdings	63,000	38,800	1,006	—	—	—	—	—	—	39,806
Woori Columbus First PEF	1,200	—	162	1,200	(51)	(84)	—	—	—	1,227
Seoul Lakeside Co., Ltd.	198,450	146,317	5,899	—	—	—	—	—	(152,216)	—

	1,125,974	1,037,930	20,517	144,644	(91,410)	(29,588)	(6,195)	(978)	(457,350)	617,570

	For the year ended December 31, 2014
	Acquisition cost	January 1, 2014	Share of profits (losses)	Acquisi- tion	Disposal and others	Dividends	Change in Capital	Impairment	Other changes	December 31, 2014
Woori Blackstone Korea Opportunity First	83,011	93,714	11,969	—	(1,727)	(3,520)	—	—	—	100,436
Korea Credit Bureau	2,215	3,347	31	—	—	—	—	—	—	3,378
DKT	50,000	20,170	(595)	—	(19,575)	—	—	—	—	—
KAMCO Fifth Asset Securitization Specialty	8,736	3,827	521	—	(4,348)	—	—	—	—	—
Phoenix Digital Tech Co., Ltd.	1,872	3,688	(3,008)	—	921	—	(1,013)	(588)	—	—
Korea Finance Security Co., Ltd.	3,337	4,311	16	—	—	(55)	—	—	—	4,272
Woori Service Networks Co., Ltd.	108	136	6	—	—	(12)	—	—	—	130
Kumho Tire Co., Inc.	93,003	140,101	21,219	113,935	(50,007)	—	497	—	(916)	224,829
United PF 1st Corporate financial stability	191,617	203,730	(312)	—	—	—	—	—	—	203,418
Chin Hung International Inc.	60,275	45,900	(17,158)	—	—	—	(251)	—	—	28,491
Poonglim Industrial Co., Ltd.	13,917	3,079	(3,079)	—	—	—	—	—	—	—
STX Engine Co., Ltd.	47,008	47,008	(44,422)	—	—	—	(294)	—	—	2,292
SamHo Co., Ltd.	7,492	7,492	2,284	—	—	—	5	—	1,476	11,257
Force TEC Co., Ltd.	34	34	—	—	—	—	—	—	(34)	—
Osung LST Co., Ltd.	—	—	(3,806)	15,405	—	—	(4)	—	6,887	18,482
STX Corporation	—	—	918	47,323	(4,642)	—	(881)	(28,370)	—	14,348
Indonesia Woori Saudara Bank(*2)	—	—	160	67,431	(66,992)	(640)	41	—	—	—
Woori Renaissance Holdings	63,000	39,806	2,654	—	—	—	—	(6,441)	—	36,019
Woori Columbus First PEF	1,200	1,227	21	—	(84)	(80)	—	—	—	1,084

	626,825	617,570	(32,581)	244,094	(146,454)	(4,307)	(1,900)	(35,399)	7,413	648,436

(*1)	Where the book value of investment in joint venture or associate is nil, the additional loss are deducted from loans that are provided to such associates or joint ventures.
(*2)	During the year ended December 31, 2014, Indonesia Woori Bank merged with Saudara Bank, and changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk. PT Bank Woori Saudara is a consolidated subsidiary as at the end of 2014, therefore is excluded from the list of associates.

(3)	Financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2013
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Aviva Life Insurance Co., Ltd.	4,466,178	4,309,084	981,778	2,247
Woori Blackstone Korea Opportunity First	354,993	894	13,794	27,620
Korea Credit Bureau Co., Ltd.	63,043	16,542	51,571	4,909
DKT	486,983	348,777	155,684	(12,227)
KAMCO Fifth Asset Securitization Specialty	69,708	44,120	824	(8,275)
Phoenix Digital Tech Co., Ltd.	23,159	17,044	33,409	(251)
Korea Finance Security Co., Ltd.	31,113	2,985	45,003	6,356
Woori Service Networks Co., Ltd.	4,485	1,736	14,131	1,061
Kumho Tire Co., Inc.	4,516,507	3,453,028	3,676,336	110,580
United PF 1st Corporate Financial Stability	1,159,220	10,294	152,315	13,567
Chin Hung International Inc.	551,443	459,171	403,977	(14,915)
Poonglim Industrial Co., Ltd.	545,000	472,549	164,734	(54,314)
STX Engine Co., Ltd.	1,975,978	1,726,903	542,281	(560,405)
SamHo Co., Ltd.	680,075	565,878	646,868	8,399
Woori New Alpha Fund	26,868	139	(89)	(609)
Woori SB Eleventh Asset Securitization Specialty	1,689	9	30	(70)
Woori SB Twelfth Asset Securitization Specialty	4,978	8	52	(104)
Woori BC Pegasus Asset Securitization Specialty	5,024	15,157	6,212	4,755
Woori Stream Fourth Asset Securitization Specialty	1,541	7	2,916	1,567
Woori EA First Asset Securitization Specialty	8,835	14,530	4,430	788
Woori EA Second Asset Securitization Specialty	5,849	7,670	412	(661)
Woori EA Sixth Asset Securitization Specialty	11,587	14,718	974	(2,421)
Woori EA Seventh Asset Securitization Specialty	4,910	815	162	(110)
Woori EA Ninth Asset Securitization Specialty	10,072	7,265	2,691	1,452
Woori EA Eleventh Asset Securitization Specialty	29,087	1,643	4,479	23
Woori EA Sixteenth Asset Securitization Specialty	49,278	41,603	7,769	(8,662)
Woori EA Seventeenth Asset Securitization Specialty	37,049	36,416	4,049	(9,552)
WR Loan Inc.	1,257	1,175	180	20
KAMCO Sixth Asset Securitization Specialty	2,612	17	77	(226)
KAMCO Seventh Asset Securitization Specialty	422	3	12	(31)
Woori Fine First Asset Securitization Specialty	761	44	21,966	21,687
Woori Fine Second Asset Securitization Specialty	37,410	21,938	10,458	4,575
Woori Fine Third Asset Securitization Specialty	32,863	15,152	2,138	615
Woori Fine Fourth Asset Securitization Specialty	47,690	23,007	672	588
Woori HB Third Asset Securitization Specialty	541	860	1,063	(142)
Woori EA Nineteenth Asset Securitization Specialty	31,447	24,407	16,947	7,525
Woori KA First Asset Securitization Specialty	33,344	16,924	14,519	6,423
Chungdo Woori Century Security Co., Ltd.	23,458	2,174	2,667	2,549
Woori Renaissance Holdings Inc.	100,501	33,559	4,399	1,949
Woori Columbus First PEF	63,835	325	9,268	8,344
Seoul Lakeside Co., Ltd.	238,870	257,210	36,005	6,045

	December 31, 2014
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity First	380,622	873	48,887	45,351
Korea Credit Bureau Co., Ltd.	54,716	7,805	46,111	114
Phoenix Digital Tech Co., Ltd.	27,400	26,187	9,650	(4,901)
Korea Finance Security Co., Ltd.	30,990	3,108	47,398	5,527
Woori Service Networks Co., Ltd.	4,250	1,625	14,394	770
Kumho Tire Co., Inc.	4,590,346	3,323,743	3,414,009	130,010
United PF 1st Corporate Financial Stability	1,187,406	40,240	105,369	(1,962)
Chin Hung International Inc.	522,749	495,523	552,668	(11,481)
Poonglim Industrial Co., Ltd.	447,617	417,688	157,123	(16,530)
STX Engine Co., Ltd.	1,088,209	1,083,907	386,058	(27,878)
SamHo Co., Ltd.	654,477	510,878	860,851	30,025
Osung LST Co., Ltd.	172,100	101,265	86,351	(44,951)
STX Corporation	1,158,788	1,040,746	1,184,480	407,231
Woori Renaissance Holdings Inc.	88,605	23,536	6,876	(7,334)
Woori Columbus First PEF	56,936	602	1,540	(178)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership ratio is more than 20% as of December 31, 2013 and 2014, are as follows:

	As of December 31, 2013
	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd.(*1)	24,548,281,071 shares	36.4%
LIG engineering & construction Co., Ltd.(*2)	755,946 shares	22.8%
Orient shipyard Co., Ltd.(*2)	465,050 shares	23.0%
Jinsaeng K Co, Ltd.(*2)	2,107,432 shares	20.2%
PICITY Co., Ltd.(*2)	871,631 shares	21.1%

	As of December 31, 2014
	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd.(*1)	24,794,201,938 shares	36.4%
LIG engineering & construction Co., Ltd.(*2)	755,946 shares	22.8%
Orient shipyard Co., Ltd.(*2)	465,050 shares	23.0%
Jinsaeng K Co., Ltd.(*2)	2,107,432 shares	20.2%
PICITY Co., Ltd.(*2)	871,631 shares	21.1%
Gdsys Co., Ltd.(*2)	300,805 shares	21.2%
G2 Collection Co., Ltd.(*2)	12,574 shares	28.9%
Alkenz Co., Ltd.(*2)	80,402 shares	37.5%
SJ Development Co., Ltd.(*2)	70,529 shares	26.5%
Ilyang Construction Co., Ltd.(*2)	105,936 shares	40.0%
Ssangyong Engineering & Construction Co., Ltd.(*2)	2,957,728 shares	20.3%

(*1)	Even though the Group’s ownership ratio of the entity is more than 20% as a limited partner, it is determined that the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, thus it has been excluded from the investment in associates.
(*2)	Even though the Group’s ownership ratio of the entity is more than 20%, it does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it has been excluded from the investment in associates.

(5)	As of December 31, 2012, 2013 and 2014, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follow (Unit: Korean Won in millions except for ownership):

	As of December 31, 2012
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Difference in fair value	Intercompany transaction and others	Book value
Woori Aviva Life Insurance Co., Ltd.	178,298	51.6	91,962	20,525	9,919	—	122,406
Woori Blackstone Korea Opportunity First	462,152	44.6	206,120	—	—	916	207,036
Korea Credit Bureau	42,110	9.0	3,790	—	—	141	3,931
KAMCO Fifth Asset Securitization Specialty(*1)	33,862	49.0	16,579	—	—	—	16,579
Korea Finance Security Co., Ltd.	27,697	15.3	4,244	—	—	—	4,244
Woori Service Networks Co., Ltd.	2,609	4.9	129	—	—	—	129
Kumho Tire Co., Inc.	888,368	17.8	137,618	18,410	—	—	156,028
United PF 1st Corporate financial stability	1,135,583	17.7	201,364	—	—	—	201,364
Chin Hung International Inc.	125,750	27.8	34,864	21,359	—	—	56,223
Poonglim Industrial Co., Ltd.	(78,424)	31.6	(25,446)	39,922	—	—	14,476
Woori SB Eleventh Asset Securitization Specialty	1,750	45.0	787	—	—	—	787
Woori SB Twelfth Asset Securitization Specialty	5,074	40.0	2,030	—	—	—	2,030
Woori BC Pegasus Asset Securitization Specialty	(14,888)	30.0	(4,466)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,968	40.0	787	—	—	—	787
Woori EA First Asset Securitization Specialty	(6,334)	40.0	(2,534)	—	—	—	—
Woori EA Second Asset Securitization Specialty	(1,159)	40.0	(464)	—	—	—	—
Woori EA Sixth Asset Securitization Specialty	(710)	40.0	(284)	—	—	—	—
Woori EA Seventh Asset Securitization Specialty	5,165	45.0	2,324	—	—	—	2,324
Woori EA Ninth Asset Securitization Specialty	3,456	40.0	1,383	—	—	—	1,383
Woori EA Eleventh Asset Securitization Specialty(*1)	31,487	45.0	14,170	—	—	—	14,170
Woori EA Sixteenth Asset Securitization Specialty	16,337	30.0	4,902	—	—	—	4,902
Woori EA Seventeenth Asset Securitization Specialty	10,185	45.0	4,583	—	—	—	4,583
WR Loan Inc.	62	49.0	31	—	—	—	31
KAMCO Sixth Asset Securitization Specialty(*1)	14,451	45.0	6,499	—	—	—	6,499
KAMCO Seventh Asset Securitization Specialty(*1)	450	45.0	198	—	—	—	198
Woori Fine First Asset Securitization Specialty(*1)	25,345	45.0	11,400	—	—	—	11,400
Woori Fine Second Asset Securitization Specialty	11,348	45.0	5,106	—	—	—	5,106

	As of December 31, 2012
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Difference in fair value	Intercompany transaction and others	Book value
Woori HB Third Asset Securitization Specialty	582	40.0	233	—	—	—	233
Woori EA Nineteenth Asset Securitization Specialty	1,016	40.0	406	—	—	—	406
Woori KA First Asset Securitization Specialty	9,997	45.0	4,500	—	—	—	4,500
Chungdo Woori Century Security Co., Ltd.(*1)	18,578	49.5	9,199	—	—	—	9,199
Phoenix Digital Tech Co., Ltd.	3,047	63.1	1,859	—	—	—	1,859
Woori Renaissance Holdings	66,942	51.6	38,800	—	—	—	38,800
Seoul Lakeside Co., Ltd.	(30,756)	47.5	(14,611)	160,928	—	—	146,317

	As of December 31, 2013
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Difference in fair value	Intercompany transaction and others	Book value
Woori Aviva Life Insurance Co., Ltd.	157,094	51.6	81,029	20,525	8,841	—	110,395
Woori Blackstone Korea Opportunity First	354,099	44.6	157,751	—	—	1,028	158,779
Korea Credit Bureau	46,501	9.0	4,185	—	—	62	4,247
DKT	138,206	28.2	39,002	—	11,539	—	50,541
KAMCO Fifth Asset Securitization Specialty(*1)	25,588	49.0	12,538	—	—	(3)	12,535
Phoenix Digital Tech Co., Ltd.	6,115	63.1	3,643	45	—	—	3,688
Korea Finance Security Co., Ltd.	28,128	15.3	4,311	—	—	—	4,311
Woori Service Networks Co., Ltd.	2,749	4.9	136	—	—	—	136
Kumho Tire Co., Inc.(*2)	1,063,479	12.5	128,248	15,125	—	(3,272)	140,101
United PF 1st Corporate financial stability	1,148,926	17.7	203,730	—	—	—	203,730
Chin Hung International Inc.(*2)	92,272	26.8	24,541	21,359	—	—	45,900
Poonglim Industrial Co., Ltd.	72,451	29.9	(35,275)	38,354	—	—	3,079
STX Engine Co., Ltd.	249,075	15.0	32,080	14,928	—	—	47,008
SamHo Co., Ltd.	114,197	7.8	8,952	—	—	(1,460)	7,492
Woori New Alpha Fund	26,729	70.0	18,710	1,234	—	—	19,944
Woori SB Eleventh Asset Securitization Specialty	1,680	45.0	756	—	—	—	756
Woori SB Twelfth Asset Securitization Specialty	4,970	40.0	1,988	—	—	—	1,988
Woori BC Pegasus Asset Securitization Specialty	(10,133)	30.0	(3,040)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,534	40.0	614	—	—	—	614
Woori EA First Asset Securitization Specialty	(5,695)	40.0	(2,278)	—	—	—	—
Woori EA Second Asset Securitization Specialty	(1,821)	40.0	(728)	—	—	—	—
Woori EA Sixth Asset Securitization Specialty	(3,131)	40.0	(1,252)	—	—	—	—

	As of December 31, 2013
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Difference in fair value	Intercompany transaction and others	Book value
Woori EA Seventh Asset Securitization Specialty	4,095	45.0	1,843	—	—	—	1,843
Woori EA Ninth Asset Securitization Specialty	2,807	40.0	1,123	—	—	—	1,123
Woori EA Eleventh Asset Securitization Specialty(*1)	27,444	45.0	12,350	—	—	—	12,350
Woori EA Sixteenth Asset Securitization Specialty	7,675	30.0	2,303	—	—	—	2,303
Woori EA Seventeenth Asset Securitization Specialty	633	45.0	285	—	—	—	285
WR Loan Inc.	82	49.0	40	—	—	—	40
KAMCO Sixth Asset Securitization Specialty(*1)	2,595	45.0	1,163	—	—	—	1,163
KAMCO Seventh Asset Securitization Specialty(*1)	419	45.0	184	—	—	—	184
Woori Fine First Asset Securitization Specialty(*2)	717	45.0	318	—	—	—	318
Woori Fine Second Asset Securitization Specialty	15,472	45.0	6,963	—	—	—	6,963
Woori Fine Third Asset Securitization Specialty	17,711	45.0	7,970	—	—	—	7,970
Woori Fine Fourth Asset Securitization Specialty	24,683	45.0	11,108	—	—	—	11,108
Woori HB Third Asset Securitization Specialty	(319)	40.0	(128)	—	—	—	—
Woori EA Nineteenth Asset Securitization Specialty	7,040	40.0	2,816	—	—	—	2,816
Woori KA First Asset Securitization Specialty	16,420	45.0	7,389	—	—	—	7,389
Chungdo Woori Century Security Co., Ltd.(*1)	21,284	49.5	10,538	—	—	—	10,538
Woori Renaissance Holdings	66,942	51.6	39,806	—	—	—	39,806
Woori Columbus First PEF	63,510	2.0	1,227	—	—	—	1,227
Seoul Lakeside Co., Ltd.	(18,340)	47.5	(8,712)	160,928	—	—	152,216

	As of December 31, 2014
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity First	379,749	26.4	100,248	—	—	188	100,436
Korea Credit Bureau	46,911	7.2	3,378	—	—	—	3,378
Phoenix Digital Tech Co., Ltd.	1,213	44.8	543	45	(588)	—	—
Korea Finance Security Co., Ltd.	27,882	15.3	4,272	—	—	—	4,272
Woori Service Networks Co., Ltd.	2,625	4.9	130	—	—	—	130
Kumho Tire Co., Inc.(*2)	1,228,329	14.2	173,820	48,459	—	2,550	224,829
United PF 1st Corporate financial stability	1,147,166	17.7	203,418	—	—	—	203,418
Chin Hung International Inc.(*2)	26,650	26.8	7,132	21,359	—	—	28,491
Poonglim Industrial Co., Ltd.(*2)	(159,358)	30.7	(48,994)	—	—	48,994	—
STX Engine Co., Ltd.(*2)	(93,532)	15.0	(14,029)	—	—	16,321	2,292
SamHo Co., Ltd.	143,599	7.8	11,257	—	—	—	11,257
Osung LST Co., Ltd.(*2)	(295,129)	11.1	(32,897)	51,379	—	—	18,482
STX Corporation(*2)	117,709	15.0	17,639	24,610	(28,370)	469	14,348
Woori Renaissance Holdings	65,069	51.6	33,576	—	(6,441)	8,884	36,019
Woori Columbus First PEF	56,334	1.9	1,082	6	—	(4)	1,084

(*1)	The equity method of accounting has been applied reflecting the ownership ratios of the first-tier and the second-tier common stocks.
(*2)	The net asset amount is after considering preferred stocks.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Acquisition cost	359,832	381,668
Accumulated depreciation	(19,212)	(24,118)

Net carrying value	340,620	357,550

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014
Beginning balance	498,999	491,685	340,620
Acquisition	657	513	—
Capital expenditure	2,067	—	—
Disposal	—	(6,583)	—
Depreciation	(5,286)	(5,210)	(3,859)
Impairment loss (reversal)	79	(855)	—
Transfer	(4,766)	(7,166)	21,760
Classified to assets held for sale	—	(3,594)	—
Foreign currencies translation adjustments	(65)	(11)	31
Others	—	(592)	(1,002)
Classified into disposal group held for sale	—	(70,900)	—
Classified into disposal group held for distribution to owners	—	(56,667)	—

Ending balance	491,685	340,620	357,550

(3)	Fair value of investment properties is amounting to 352,297 million Won and 394,159 million Won as of December 31, 2013 and 2014, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of December 31, 2013 and 2014.

(4)	Rental fee earned from investment properties is amounting to 3,523 million Won, 4,135 million Won and 5,311 million Won for the years ended December 31, 2012, 2013 and 2014, respectively.

15. PREMISES AND EQUIPMENT

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,516,364	797,672	1,013,319	344,776	31	20	3,672,182
Accumulated depreciation	—	(93,742)	(757,637)	(284,347)	—	(15)	(1,135,741)

Net carrying value	1,516,364	703,930	255,682	60,429	31	5	2,536,441

	December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,514,698	817,559	920,222	374,436	102	20	3,627,037
Accumulated depreciation	—	(111,035)	(710,634)	(304,251)	—	(15)	(1,125,935)

Net carrying value	1,514,698	706,524	209,588	70,185	102	5	2,501,102

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472
Acquisitions	5,090	40,629	148,636	40,921	17,194	—	252,470
Disposals or transfers	(7,240)	(4,340)	(3,402)	(1,587)	(17,194)	—	(33,763)
Depreciation	—	(31,669)	(130,194)	(27,692)	—	(2)	(189,557)
Classified to assets held for sale	(937)	290	—	—	—	—	(647)
Foreign currencies translation adjustment	(95)	(244)	(945)	(462)	(57)	—	(1,803)
Others	2,199	10,099	9,919	2,154	—	—	24,371

Ending balance	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543

	For the year ended December 31, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543
Acquisition	5,695	35,097	107,125	28,902	5,122	—	181,941
Disposal	(4,527)	(2,781)	(4,791)	(1,566)	—	—	(13,665)
Depreciation	—	(32,359)	(125,631)	(33,514)	—	—	(191,504)
Classified to assets held for sale	(955)	(1,834)	—	—	—	—	(2,789)
Foreign currencies translation adjustment	(30)	(241)	(586)	47	(20)	—	(830)
Others	3,318	9,627	2,803	9,697	(8,584)	—	16,861
Classified into disposal group held for sale	(169,171)	(104,957)	(38,735)	(1,805)	(863)	—	(315,531)
Classified into disposal group held for distribution to owners	(144,992)	(143,725)	(24,807)	(10,061)	—	—	(323,585)

Ending balance	1,516,364	703,930	255,682	60,429	31	5	2,536,441

	For the year ended December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,516,364	703,930	255,682	60,429	31	5	2,536,441
Acquisition	1,206	24,950	70,622	30,183	818	—	127,779
Disposal	(4)	—	(31,245)	(1,195)	(314)	—	(32,758)
Depreciation	—	(23,390)	(88,873)	(26,423)	—	—	(138,686)
Classified to assets held for sale	(2,019)	(4,819)	(66)	—	—	—	(6,904)
Foreign currencies translation adjustment	46	39	197	410	(439)	—	253
Acquisition through business combination	10,719	9,880	3,081	196	6	—	23,882
Transfer	(11,614)	(10,146)	—	—	—	—	(21,760)
Others	—	6,080	190	6,585	—	—	12,855

Ending balance	1,514,698	706,524	209,588	70,185	102	5	2,501,102

16. INTANGIBLE ASSETS AND GOODWILL

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	3,107	166,829	571	220,121	401,006	25,742	817,376
Accumulated depreciation	(3,107)	(111,531)	(284)	(129,692)	(299,107)	—	(543,721)
Accumulated impairment losses	—	—	—	—	(299)	(4,430)	(4,729)

Net carrying value	—	55,298	287	90,429	101,600	21,312	268,926

	December 31, 2014
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	107,541	163,675	554	180,983	409,972	27,366	890,091
Accumulated depreciation	—	(115,854)	(226)	(125,646)	(346,402)	—	(588,128)
Accumulated impairment losses	—	—	—	—	(2,763)	(3,472)	(6,235)

Net carrying value	107,541	47,821	328	55,337	60,807	23,894	295,728

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891
Acquisitions	20,874	626	21,936	58	35,331	11,433	3,840	94,098
Disposals	—	—	(1)	—	—	(66)	(2,999)	(3,066)
Amortization	—	(1,518)	(14,403)	(39)	(23,541)	(55,872)	—	(95,373)
Impairment loss	(1,025)	(5,308)	—	—	—	—	(8,349)	(14,682)
Foreign currencies translation adjustment	—	(26)	(2)	—	(2)	(229)	(187)	(446)
Others	3,517	—	(9)	—	—	3,084	(1,607)	4,985

Ending balance	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407

	For the year ended December 31, 2013
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407
Acquisition	—	—	28,533	173	43,289	37,696	9,513	119,204
Disposal	—	—	(1,875)	—	(1,701)	(754)	(3,156)	(7,486)
Amortization	—	(855)	(17,138)	(64)	(27,509)	(57,436)	—	(103,002)
Impairment loss	(40,556)	(3,471)	—	—	—	(299)	(4,660)	(48,986)
Foreign currencies translation adjustment	—	5	—	—	—	(59)	(85)	(139)
Others	—	—	1,467	—	39	22,446	1,702	25,654
Classified into disposal group held for sale	(91,223)	—	(152)	—	(596)	(3,515)	(28,605)	(124,091)
Classified into disposal group held for distribution to owners	—	—	(777)	(6)	(462)	(10,386)	(14,004)	(25,635)

Ending balance	—	—	55,298	287	90,429	101,600	21,312	268,926

	For the year ended December 31, 2014
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	—	55,298	287	90,429	101,600	21,312	268,926
Acquisition	1,418	20,418	101	29,990	17,809	1,925	71,661
Disposal	—	(10,839)	—	(36,092)	(38,564)	(114)	(85,609)
Amortization	—	(16,923)	(72)	(21,167)	(47,051)	—	(85,213)
Impairment loss	—	—	—	—	127	(1,900)	(1,773)
Foreign currencies translation adjustment	63	—	—	1	9	80	153
Others	—	—	12	(6,848)	1,158	2,591	(3,087)
Classified into disposal group held for sale	—	(133)	—	(976)	—	—	(1,109)
Acquisition through business combination	106,060	—	—	—	25,719	—	131,779

Ending balance	107,541	47,821	328	55,337	60,807	23,894	295,728

17. ASSETS HELD FOR SALE

Assets held for sale recognized are 587 million Won and 8,013 million Won as of December 31, 2013 and 2014, respectively.

18. ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1) Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2013
		Collateral given to	Amount(*1)	Reason for collateral
Due from banks		Samsung Securities and others	18,242	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	13,112,614	Collaterals for customer RP
AFS financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	211,629	Related to bonds sold under repurchase agreements(*2)
	Financial institutions debt securities and others	Bank of Korea and others	2,336,541	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	893,123	Related to bonds sold under repurchase agreements(*2)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	3,974,617	Settlement risk and others
Land and building		Shinhan Card Co., Ltd. and others	18,491	Leasehold rights and others

		Total	20,565,257

		December 31, 2014
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment Securities and others	105,521	Margin deposit for future or option and others
Financial assets at FVTPL	Industrial and financial debt securities and others	Kiwoom Asset Management and others	9,851	Related to bonds sold under repurchase agreements(*2)
	Financial institutions debt securities and others	Daewoo Securities and others	309,213	Collaterals for customer RP
AFS financial assets	Korean treasury and government agencies bonds	BANCO BILBAO VIZCAYA ARGENARIA	926,796	Related to bonds sold under repurchase agreements(*2)
	Financial institutions debt securities and others	Bank of Korea and others	2,064,586	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	650,937	Related to bonds sold under repurchase agreements(*2)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	3,063,448	Settlement risk and others
Land and building		Credit Counselling & Recovery Service	8,928	Leasehold rights and others

		Total	7,139,280

(*1)	Items include the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.
(*2)	The assets are not derecognized as the agreements require to repurchase the assets at predetermined price or at original sale price added with certain rate of return. The assets are collateralized, and the purchasers are eligible to dispose or re-collateralize them. The Group recognizes liability of the relevant amount (bond sold under repurchase agreements) since the assets are not derecognized.

(2) The carrying amounts of buildings acquired through foreclosure are as follow (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Land	—	189
Building	329	—

(3) Loaned securities are as follows (Unit: Korean Won in millions):

		December 31, 2013(*)	December 31, 2014	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies bonds	110,090	—	Korea Money Brokerage Corp. and others
	Korean treasury and government agencies securities	35,880	14,737	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	320,013	686,096	Korea Securities Depository

	Total	465,983	700,833

(*)	Items include the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

Loaned securities are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities related to loaned securities.

(4) Collaterals held that can be disposed and re-collateralized regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2013 and 2014 are as follows (Unit: Korean Won in millions):

	December 31, 2013(*)
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	4,913,671	82,925

	December 31, 2014
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	6,790,215	—

(*)	Items include the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

19. OTHER ASSETS

Other assets are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Prepaid expenses	174,344	131,267
Advance payments	739	1,097
Non-operative assets	329	189
Others	3,474	12,604

Total	178,886	145,157

20. FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Financial liabilities held for trading	2,105,301	2,153,782
Financial liabilities designated at FVTPL	401,947	521,572

Total	2,507,248	2,675,354

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Deposits due to Customers:
Gold banking liabilities	9,254	13,927
Derivative liabilities	2,096,047	2,139,855

Total	2,105,301	2,153,782

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Equity linked securities index:
Equity linked securities index in short position	218,788	362,308
Debentures:
Debentures in local currency	125,529	97,590
Debentures in foreign currencies	57,630	61,674

Sub-total	183,159	159,264

Total	401,947	521,572

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013	December 31, 2014
Financial liabilities designated at FVTPL subject to credit risk adjustments	6,777,454	401,947	521,572
Credit risk adjustments	(29,555)	(2,905)	(2,612)
Accumulated changes in credit risk adjustments	5,327	2,422	(45,561)

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring the fair value of derivative liabilities. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(5)	The differences between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2013	December 31, 2014
Carrying amount	6,777,454	401,947	521,572
Nominal amount at maturity	6,227,993	520,650	623,461

	549,461	(118,703)	(101,889)

21. DEPOSITS DUE TO CUSTOMERS

Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Deposits in local currency
Demand deposits	11,690,841	10,090,772
Time deposits	146,131,999	161,697,250
Mutual funds	53,189	46,072
Deposits on notes payables	352,577	486,356
Deposits on CMA	338,265	276,484
Certificate of deposits	3,297,551	740,090
Other deposits	1,236,910	1,281,595

Sub-total	163,101,332	174,618,619

Deposits in foreign currencies	12,264,621	13,902,989
Present value discount	(42,309)	(5,143)

Total	175,323,644	188,516,465

22. BORROWINGS AND DEBENTURES

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2013
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	0.5~1.0	513,841
Borrowings from government funds	Small and Medium Business Corporation and others	0.0~3.5	1,790,146
Others	Seoul Metropolitan Government and others	0.0~3.8	4,185,524

Sub-total			6,489,511

Borrowings in foreign currencies:
Borrowings in foreign currencies	Bank of communication and others	0.0~12.0	6,225,236
Offshore borrowings in foreign currencies	Toronto Dominion Bank SG and others	0.8	21,106

Sub-total			6,246,342

Bills sold	Others	0.0~2.7	111,096
Call money	Banks	0.0~7.8	4,871,976
Bonds sold under repurchase agreements	Other financial institutions	1.4~10.6	513,442
Present value discount			(856)

Total			18,231,511

	December 31, 2014
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	0.5~1.0	803,317
Borrowings from government funds	Small and Medium Business Corporation and others	0.0~3.5	1,680,175
Others	The Korea Development Bank and others	0.0~3.8	4,229,396

Sub-total			6,712,888

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea	0.0~3.7	7,921,772
Offshore borrowings in foreign currencies	Barclays Bank PLC	0.5	17,375

Sub-total			7,939,147

Bills sold	Others	0.0~2.6	87,692
Call money	Banks	0.0~3.9	1,771,733
Bonds sold under repurchase agreements	Other financial institutions	1.3~10.6	1,196,237
Present value discount			(102)

Total			17,707,595

(2)	Debentures are as follows (Unit: Korean Won in millions):

	December 31, 2013		December 31, 2014
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	0.8~10.5	14,687,044	0.8~10.5	18,564,367
Subordinated bonds	3.4~10.3	6,995,786	3.4~10.3	6,248,349
Other bonds		53,006		51,601

Sub-total		21,735,836		24,864,317

Discounts on bond		(58,162)		(68,413)

Total		21,677,674		24,795,904

23. PROVISIONS

(1)	Provisions are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Asset retirement obligation	23,513	29,733
Provision for guarantee(*1)	501,948	509,320
Provision for loan commitments	123,930	90,449
Provision for credit card points	6,441	5,548
Other provisions(*2)	28,967	56,959

Total	684,799	692,009

(*1)	Provision for guarantee includes provision for financial guarantee of 123,228 million Won and 159,149 million Won as of December 31, 2013 and 2014, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	464,687	134,530	1,387	271,042	871,646
Provisions provided	46,572	27,316	27,157	54,211	155,256
Provisions used	(8,515)	(300)	(21,363)	(48,918)	(79,096)
Reversal of unused amount	(81,224)	(3,151)	—	(21,797)	(106,172)

Ending balance	421,520	158,395	7,181	254,538	841,634

	For the year ended December 31, 2013
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	421,520	158,395	7,181	254,538	841,634
Provisions provided	96,164	—	13,051	72,656	181,871
Provisions used	1,470	4,015	(13,018)	(86,559)	(94,092)
Reversal of unused amount	(3,683)	(13,216)	(14)	(9,159)	(26,072)
Classified into disposal group held for sale	(578)	(361)	—	(12,006)	(12,945)
Classified into disposal group held for distribution to owners	(12,945)	(24,903)	(759)	(190,503)	(229,110)

Ending balance	501,948	123,930	6,441	28,967	661,286

	For the year ended December 31, 2014
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	501,948	123,930	6,441	28,967	661,286
Provisions provided	46,191	2,613	12,507	41,963	103,274
Provisions used	(38,402)	30	(13,400)	(26,208)	(77,980)
Reversal of unused amount	(31,877)	(36,158)	—	—	(68,035)
Others	31,460	34	—	12,237	43,731

Ending balance	509,320	90,449	5,548	56,959	662,276

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014
Beginning balance	20,662	22,024	23,513
Provisions provided	5,121	4,553	932
Provisions used	(1,421)	(1,532)	(746)
Depreciation	515	433	519
Reversal of unused amount	(4,433)	(1,800)	(143)
Increase in restoration costs and others	1,580	9,175	5,658
Classified into disposal group held for sale	—	(4,619)	—
Classified into disposal group held for distribution to owners	—	(4,721)	—

Ending balance	22,024	23,513	29,733

24. NET DEFINED BENEFIT LIABILITY

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

The Group is exposed to various risks through defined benefit retirement pension plan and the major significant risks are as follows:

Volatility of Asset

The defined benefit obligation was estimated with a discount rate which is calculated based on the yield of blue chip corporate bonds in Korea. A deficit may occur if the rate of return on plan assets falls short of the discount rate. The plan assets include equity instruments and are exposed to the related volatility and risks.

Decrease in Yield of Blue Chip Bonds

A decrease in yield of blue chip bonds may result in increase in defined benefit liability although the increase in the value of some debt securities in the defined benefit plan would set it off partially.

Risk of Inflation

Defined benefit obligations are correlated to the inflation rate; the higher the inflation rate is, the more the liabilities are recognized. As a result, a deficit may occur in the plan. However, the plan assets are less impacted since the plan assets consist of mainly debt securities with fixed rates and of equity instruments.

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Defined benefit obligation	509,849	683,961
Fair value of plan assets	(438,247)	(608,370)

Net defined benefit liability	71,602	75,591

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014
Beginning balance	365,714	562,285	509,849
Current service cost	137,536	160,216	118,651
Interest cost	16,534	21,352	20,016
Remeasurements	66,415	(7,299)	72,990
Foreign currencies translation adjustments	2	2,742	(133)
Retirement benefit paid	(23,445)	(38,787)	(32,422)
Past service cost	232	470	—
Curtailment or settlement	(2,208)	(4,082)	(5,570)
Others	1,505	2,542	580
Classified into disposal group held for sale	—	(68,177)	—
Classified into disposal group held for distribution to owners	—	(121,413)	—

Ending balance	562,285	509,849	683,961

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014
Beginning balance	246,010	395,989	438,247
Interest income	15,709	21,085	20,804
Remeasurements	(2,316)	(2,489)	(5,504)
Employer’s contributions	152,090	147,633	184,141
Retirement benefit paid	(13,144)	(28,615)	(22,849)
Settlement	(2,055)	(3,725)	(5,525)
Others	(305)	1,277	(944)
Classified into disposal group held for sale	—	(60,348)	—
Classified into disposal group held for distribution to owners	—	(32,560)	—

Ending balance	395,989	438,247	608,370

(4)	Plan assets mainly consist of deposits that represent 91.48% and 100% of plan assets as of December 31, 2013 and 2014, respectively. Among plan assets, realized returns on plan assets amount to 13,393 million Won, 18,596 million Won and 15,300 million Won for the years ended December 31, 2012, 2013 and 2014, respectively.

(5)	Current service cost, net interest expense, past service cost, loss(gain) on the curtailment or settlement, and loss (gain) due to remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014
Current service cost	137,536	160,216	118,651
Net interest expense	825	267	(788)
Past service cost	232	470	—
Loss on the curtailment or settlement	(42)	(357)	(45)
Reclassification to discontinued operations	(44,142)	(40,681)	—
Cost recognized in net income	94,409	119,915	117,818
Remeasurements	68,731	(4,810)	78,494

Cost recognized in total comprehensive income	163,140	115,105	196,312

Retirement benefit service costs related to defined contribution plans are recognized million Won, 5,075 million Won, 2,967 million Won and 3,543 million Won for the years ended December 31, 2012, 2013 and 2014, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	December 31, 2012	December 31, 2013	December 31, 2014
Discount rate	3.82%	4.28%	3.29%
Future wage growth rate	5.66%	5.72%	5.74%
Retirement rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		Change of defined benefit obligation as of
		December 31, 2013	December 31, 2014
Discount rate	Increase by 1% point	(46,842)	(66,278)
	Decrease by 1% point	54,152	76,296
Future wage growth rate	Increase by 1% point	54,684	76,040
	Decrease by 1% point	(48,082)	(67,267)

25. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Other financial liabilities:
Payables	8,311,513	4,532,101
Accrued expenses	2,291,716	2,343,332
Borrowings from trust accounts	3,361,478	3,475,353
Agency business revenue	406,576	433,594
Foreign exchange payables	650,429	375,059
Domestic exchange payables	2,872,725	3,386,529
Miscellaneous liabilities	2,024,311	2,345,433
Present value discount	(3,801)	(1,714)

Sub-total	19,914,947	16,889,687

Other liabilities:
Deferred Income	157,944	164,431
Other miscellaneous liabilities	253,334	226,239

Sub-total	411,278	390,670

Total	20,326,225	17,280,357

26. DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2013
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	Fair value Hedge	For trading
Interest rate:
Interest rate futures	31,722	—	—	—	—
Interest rate swap	122,337,393	131,386	996,279	13	1,025,354
Long interest rate options	737,963	—	11,355	—	—
Short interest rate options	2,722,963	—	—	—	8,570
Currency:
Currency futures	1,416,265	—	—	—	—
Currency forwards	28,984,290	—	353,456	—	375,259
Currency swaps	19,653,370	—	713,975	—	655,198
Long currency option	642,132	—	51,497	—	—
Short currency option	644,770	—	—	—	8,392
Stock:
Stock futures	54,126	—	—	—	—
Stock swaps	10,000	—	—	—	22
Long stock option	273,511	24	55,105	—	—
Short stock option	1,065,422	—	—	1,772	20,340
Others:
Other futures	660	—	—	—	—
Other forwards	12,607	—	268	—	507
Other swaps	160,430	—	2,496	—	2,356
Short option	8,346	—	—	—	49

Total	178,755,970	131,410	2,184,431	1,785	2,096,047

	December 31, 2014
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	For trading
Interest rate:
Interest rate futures	21,640	—	—	—
Interest rate swap	106,014,214	182,990	1,097,849	1,140,917
Long interest rate options	1,658,180	—	11,985	—
Short interest rate options	1,788,180	—	—	10,638
Currency:
Currency futures	382,577	—	—	—
Currency forwards	40,078,267	—	415,209	342,778
Currency swaps	20,902,464	—	504,858	572,985
Long currency option	1,433,050	—	45,617	—
Short currency option	1,614,028	—	—	18,176
Stock:
Stock futures	46,400	—	—	—
Stock swaps	10,000	—	522	—
Long index option	352,943	13,071	1,070	—
Short index option	767,978	—	—	19,916
Others:
Other futures	592	—	—	—
Other swaps	53,035	—	4,481	4,468
Long option	249,081	—	29,876	—
Short option	261,883	—	—	29,977

Total	175,634,512	196,061	2,111,467	2,139,855

Derivatives held for trading are classified into financial assets or liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 20).

(3)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014
Gains or losses from hedged items	4,846	114,053	(64,158)
Gains or losses from hedging instruments	(15,192)	(108,290)	63,442

27. DAY 1 PROFIT OR LOSS

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014
Beginning balance	54,732	65,267	6,256
Acquisitions	49,407	100,110	13,367
Amounts recognized in profits or losses	(38,872)	(59,389)	(6,124)
Classified into disposal group held for sale	—	(99,732)	—

Ending balance	65,267	6,256	13,499

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to evaluate such financial instruments. Those financial instruments were recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there were difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28. CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	December 31, 2013	December 31, 2014
Authorized shares of common stock	2,400,000,000 shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock(*)	806,015,340 shares	676,278,371 Shares

(*)	On November 1, 2014, the Bank (acquirer) completed its merger with Woori Finance Holdings (acquiree) in accordance with the decisions made by the board of directors on July 28, 2014, and the Bank became the surviving entity and Woori Finance Holdings was dissolved. The merger ratio was 1:1.0000000, and the shareholders of Woori Finance Holdings received one common share of the Bank per one common share of the company as compensation.

Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares.

Since the merger constituted a “succession” for purpose of the related regulations, the Bank succeeded such rights and obligations as a listed company and as a registrant on the Korea Exchange and on the New York Stock Exchange. The related filing was made on November 3, 2014 with the US Securities and Exchange Commission in accordance with Rule 12g-3(f) under the Exchange Act, and the Bank listed its stock on the Korea Exchange on November 19, 2014.

(2)	Changes in numbers of issued shares of common stock are as follows (Unit: Shares):

	December 31, 2012	December 31, 2013	December 31, 2014
Beginning balance	806,015,340	806,015,340	806,015,340
Changes due to the Spin-off(*)	—	—	(129,736,969)
Ending balance	806,015,340	806,015,340	676,278,371

(*)	Pursuant to the demerger plan, Kyongnam Bank and Kwangju Bank inherited the common stock amounted to 648,885 million Won from Woori Finance Holdings on May 1, 2014.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Capital in excess of par value	109,025	269,533
Other capital surplus	67,477	21,533

Total	176,502	291,066

29. HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	December 31, 2013	December 31, 2014
Local currency	June 20, 2008(*)	June 20, 2038	7.7	—	255,000
	November 22, 2011(*)	November 22, 2041	5.9	310,000	310,000
	March 8, 2012(*)	March 8, 2042	5.8	190,000	190,000
	April 25, 2013(*)	April 25, 2043	4.4	—	500,000
	November 13, 2013(*)	November 13, 2043	5.7	—	200,000
	December 12, 2014(**)	December 12, 2044	5.2	—	160,000
Foreign currency	May 2, 2007(*)	May 2, 2037	6.2	—	930,900
Issuance cost				(1,593)	(7,077)

Total				498,407	2,538,823

With respect to the hybrid securities issued, the contractual agreements allow the Group to indefinitely extend the maturity date with the same conditions and defer the payment of interest. In the event that the Group determines not to pay dividends on common stock, the interest payment on the hybrid securities may be exempted.

(*)	As at December 31, 2013, the hybrid securities issued by Woori Bank, Kyongnam Bank, and Kwangju Bank, in the amount of 2,870,356 million Won were classified as “non-controlling interests”. On May 1, 2014, as Kyongnam Bank and Kwangju Bank were demerged, the corresponding hybrid securities in the amount of 286,564 million Won were transferred to newly established holding companies together with other assets and liabilities of Kyongnam Bank and Kwangju Bank. In addition, as Woori bank is now a parent company of the Group, its hybrid securities in the amount of 1,880,798 million Won were reclassified to owner’s equity.
(**)	Meanwhile, during March, 2014, the Group repaid hybrid securities of 702,995 million Won with initial maturity of March 31, 2039. In December 2014, the Group issued hybrid securities in the amount of 159,618 million Won.

The dividend on hybrid securities in the amount of 116,721 million Won, which had been accrued by 1 November 2014, before the merger of Woori bank and Woori Finance Holdings, was recognised as a reduction of non-controlling interest.

30. OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Other comprehensive income:
Gain on available-for-sale financial assets	204,110	300,994
Share of other comprehensive income of joint ventures and associates	4,690	2,779
Loss on foreign currency translation for foreign operations	(117,793)	(107,721)
Remeasurement of the net defined benefit liability	(59,877)	(119,375)
Cash flow hedges	(8,359)	(10,371)

Sub-total	22,771	66,306

Treasury shares(*)	(14)	(37,594)
Other capital adjustments
Capital adjustments from the Spin-off (Note 48)	—	(2,185,666)
Capital adjustments from the merger with Woori Finance Holdings	—	(178,060)
Others	(58,124)	(58,124)

Sub-total	(58,124)	(2,421,850)

Total	(35,367)	(2,393,138)

(*)	As of December 31, 2013, the Group held 2,000 shares (14 million Won) of its treasury shares, acquired as a buyback of odd-lot share when exchanging the shares of Woori Investment & Securities. As of December 31, 2014, the Group held 3,007,144 shares (37,594 million Won) through the following transactions made during the year ended December 31, 2014: Acquisition of 27,157 shares (345 million Won) due to the spin-off of Kyongnam Bank and Kwangju Bank, acquisition of 2,913,155 shares (36,429 million Won) due to the treasury stock trust, and acquisition of 64,832 shares (806 million Won) due to the claims for stock repurchase from the shareholders who did not agree with the merger.

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Beginning balance	Change in accounting policy (IFRS 10)	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain (loss) on available-for-sale financial assets	647,482	(118)	89,442	(538,339)	114,713	313,180
Share of other comprehensive income (loss) of joint ventures and associates	4,940	—	10,094	—	(2,906)	12,128
Gain (loss) on foreign currency translation of foreign operations	(2,772)	—	(107,113)	—	25,308	(84,577)
Remeasurement of the net defined benefit liability	(23,229)	—	(68,779)	—	16,685	(75,323)
Cash flow hedges	4,336	—	3,477	252	628	8,693

Total	630,757	(118)	(72,879)	(538,087)	154,428	174,101

	For the year ended December 31, 2013
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Classified into disposal group held for sale	Classified into disposal group held for distribution to owners	Ending balance
Gain (loss) on available-for-sale financial assets	313,180	8,089	(17,110)	(24,761)	(28,923)	(46,365)	204,110
Share of other comprehensive income (loss) of joint ventures and associates	12,128	(7,269)	—	894	(3,662)	2,599	4,690
Gain (loss) on foreign currency translation of foreign operations	(84,577)	(70,728)	(10)	18,739	18,783	—	(117,793)
Remeasurement of the net defined benefit liability	(75,323)	2,508	—	4,407	(592)	9,123	(59,877)
Cash flow hedges	8,693	(650)	811	(926)	(15,426)	(861)	(8,359)

Total	174,101	(68,050)	(16,309)	(1,647)	(29,820)	(35,504)	22,771

	For the year ended December 31, 2014
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain (loss) on available-for-sale financial assets	204,110	360,288	(240,443)	(22,961)	300,994
Share of other comprehensive income (loss) of joint ventures and associates	4,690	(2,385)	(244)	718	2,779
Gain (loss) on foreign currency translation of foreign operations	(117,793)	(18,288)	37,094	(8,734)	(107,721)
Remeasurement of the net defined benefit liability	(59,877)	(77,264)	(900)	18,666	(119,375)
Cash flow hedges	(8,359)	9,363	(13,671)	2,296	(10,371)

Total	22,771	271,714	(218,164)	(10,015)	66,306

(3)	Changes in the equity directly associated with disposal group held for sale or distribution to owners during the year ended December 31, 2014 are as follows (Unit: Korean Won in millions):

1)	Equity directly associated with disposal group held for sale

	For the year ended December 31, 2014
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Changes due to disposal of subsidiaries	Ending balance
Gain (loss) on available-for-sale financial assets	28,923	16,141	—	(3,908)	(41,156)	—
Share of other comprehensive income (loss) of joint ventures and associates	3,662	3,159	—	16	(6,837)	—
Gain (loss) on foreign currency translation of foreign operations	(18,783)	(6,982)	—	(1,691)	27,456	—
Remeasurement of the net defined benefit liability	592	(465)	—	149	(276)	—
Cash flow hedges	15,426	(173)	—	—	(15,253)	—

Total	29,820	11,680	—	(5,434)	(36,066)	—

2)	Equity directly associated with disposal group held for distribution to owners

	For the year ended December 31, 2014
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Changes due to the Spin-off	Ending balance
Gain (loss) on available-for-sale financial assets	46,365	1,735	(773)	(233)	(47,094)	—
Share of other comprehensive income (loss) of joint ventures and associates	(2,599)	—	—	—	2,599	—
Gain (loss) on foreign currency translation of foreign operations	—	—	—	—	—	—
Remeasurement of the net defined benefit liability	(9,123)	(558)	—	135	9,546	—
Cash flow hedges	861	—	—	—	(861)	—

Total	35,504	1,177	(773)	(98)	(35,810)	—

31. RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2013	December 31, 2014
Legal reserve	Legal reserve	1,075,539	1,463,754
	Other legal reserve	—	41,472

	Sub-total	1,075,539	1,505,226

Voluntary reserve	Business rationalization reserve	—	8,000
	Reserve for financial structure improvement	—	235,400
	Additional reserve	—	8,134,544
	Regulatory reserve for credit loss	858	1,298,335
	Revaluation reserve	—	760,455
	Other voluntary reserve	8,656,000	11,700

	Sub-total	8,656,858	10,448,434

Retained earnings before appropriation		3,380,293	2,211,698

	Total	13,112,690	14,165,358

i.	Legal reserve

In accordance with the Act of Banking Law, legal reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves are appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, respectively, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

In 2002, the Financial Supervisory Services recommended banks in Korea to appropriate at least ten percent of net income after accumulated deficit for financial structure improvement, until simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital.

v.	Additional reserve and other voluntary reserve

Both of Additional reserve and other voluntary reserve are appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if allowance for credit losses under IFRS for the accounting purpose is lower than allowance based on RSBB, the Bank discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Beginning balance (Before change in accounting policy)	12,445,951	13,881,378	13,112,690
Effect from the application of the amendment of IAS 19 (2011) & IFRS 10 (2012)	31,205	—	—
Beginning balance (After change in accounting policy)	12,477,156	13,881,378	13,112,690
Net income (loss) attributable to owners	1,633,341	(537,688)	1,213,980
Changes due to the Spin-off	—	—	(110,405)
Dividends on common stock	(201,503)	(201,503)	—
Dividends on hybrid securities	(27,336)	(29,399)	(50,129)
Others	(280)	(98)	(778)

Ending balance	13,881,378	13,112,690	14,165,358

32. PLANNED REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	December 31, 2013	December 31, 2014
Beginning balance	1,685,623	1,800,387
Planned reversal of regulatory reserve (reverse) for credit loss	114,764	(44,245)

Ending balance	1,800,387	1,756,142

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the years ended December 31
	2012(*1)	2013(*1)	2014(*2)
Net income (loss)	1,847,679	(713,435)	1,207,969
Provision (reversal) of regulatory reserve for credit loss	333,857	114,764	(44,245)
Adjusted net income (loss) after the provision (reversal) of regulatory reserve	1,513,822	(828,199)	1,252,214
Adjusted EPS (or loss per share) after the provision (reversal) of regulatory reserve	1,677	(1,256)	1,512

(*1)	For the years ended December 31, 2012 and 2013, If it was calculated solely based on the owner’s equity of Woori Finance Holdings, the net income(loss) before the provision of regulatory reserve amounted to 1,633,341 million Won and (537,688) million Won, respectively, the required provision of regulatory reserve for credit loss amounted to 300,674 million Won and 135,077 million Won, respectively, the adjusted net income(loss) after provision of regulatory reserve amounted to 1,332,667 million Won and (672,765) million Won, respectively, and the adjusted earnings(loss) per share after the provision of regulatory reserve amounted to 1,629 Won and (871) Won, respectively.
(*2)	The amounts are calculated using the balance of regulatory reserve for credit loss of Woori Finance Holdings as of January 1, 2014. If it was calculated using the balance of Woori Bank, the required provision of regulatory reserve for credit loss, the adjusted net income after provision of regulatory reserve, and the adjusted EPS after the provision of regulatory reserve would amount to 505,805 million Won, 702,164 million Won, and 746 Won, respectively.

33. DIVIDENDS

The Bank is to pay out 336,635 million Won (500 Won per share) as dividend for the year ended December 31, 2014, and it will be reviewed and approved at the shareholders’ meeting on March 27, 2015. As such, the separate statement of financial position as of December 31, 2014 does not incorporate such unpaid dividend.

34. NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Financial assets at FVTPL	326,394	109,202	70,653
AFS financial assets	404,858	376,933	359,986
HTM financial assets	608,546	483,515	441,626
Loans and receivables:
Interest on due from banks	108,560	120,041	104,633
Interest on loans	9,362,890	8,349,900	8,183,844
Interest of other receivables	79,993	53,792	50,498

Sub-total	9,551,443	8,523,733	8,338,975

Total	10,891,241	9,493,383	9,211,240

(2)	Interest expense recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Interest on deposits due to customers	4,506,829	3,649,810	3,450,786
Interest on borrowings	315,315	253,752	251,804
Interest on debentures	1,112,086	960,529	885,365
Interest expense on others	109,111	137,270	130,267

Total	6,043,341	5,001,361	4,718,222

35. NET FEES AND COMMISSIONS INCOME

(1)	Fees and commissions income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Banking fees(*)	738,464	671,257	641,332
Guarantee fees	110,491	91,312	75,997
Fees from project financing	23,510	12,697	12,717
Credit card fees	696,294	668,910	746,811
CMA management fees	4,451	789	—
Brokerage fees	64,315	62,933	61,472
Others	49,360	57,326	59,686

Total	1,686,885	1,565,224	1,598,015

(*)	Banking fees include agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Fees paid	97,700	117,268	115,480
Credit card commissions	393,062	511,776	555,496
Brokerage commissions	256	210	168
Others	6,517	9,469	9,856

Total	497,535	638,723	681,000

36. DIVIDEND INCOME

Dividend income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Dividend from financial assets at FVTPL	6,157	7,283	3,178
Dividend from AFS financial assets	94,906	80,358	93,634

Total	101,063	87,641	96,812

37. GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Gains (losses) on financial assets held for trading	(327,274)	129,972	161,851
Gains (losses) of financial assets designated at FVTPL	(37,620)	(6,072)	28,061

Total	(364,894)	123,900	189,912

(2)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2012	2013	2014
Financial Assets at FVTPL	Securities	Gain on valuation	20,865	7,151	27,122
		Gain on disposals	87,026	53,783	37,158
		Loss on valuation	(26,343)	(30,369)	(19,441)
		Loss on disposals	(50,047)	(68,671)	(45,201)

		Sub-total	31,501	(38,106)	(362)

	Other financial assets	Gain on valuation	1,304	6,296	3,878
		Gain on disposals	1,193	812	763
		Loss on valuation	(1,262)	(6,612)	(4,315)
		Loss on disposals	(619)	(350)	(509)

		Sub-total	616	146	(183)

	Total		32,117	(37,960)	(545)

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	1,083,914	1,282,013	1,220,496
		Loss on transactions and valuation	(1,120,030)	(1,282,666)	(1,261,289)

		Sub-total	(36,116)	(653)	(40,793)

	Currencies derivatives	Gain on transactions and valuation	4,273,274	3,642,244	2,681,812
		Loss on transactions and valuation	(4,617,063)	(3,463,262)	(2,499,395)

		Sub-total	(343,789)	178,982	182,417

	Equity derivatives	Gain on transactions and valuation	78,909	45,758	61,840
		Loss on transactions and valuation	(56,216)	(55,718)	(40,342)

		Sub-total	22,693	(9,960)	21,498

	Other derivatives	Gain on transactions and valuation	48,315	18,201	50,883
		Loss on transactions and valuation	(50,494)	(18,638)	(51,609)

		Sub-total	(2,179)	(437)	(726)

	Total		(359,391)	167,932	162,396

	Total		(327,274)	129,972	161,851

(3)	Gains (losses) on financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Gain (loss) on compound financial instruments:
Gain (loss) on disposals of compound financial instruments	(12,664)	(7,842)	7,575
Gain (loss) on valuation of compound financial instruments	(22,326)	(625)	9,709

Sub-total	(34,990)	(8,467)	17,284

Gain (loss) on other financial instruments:
Gain (loss) on disposals of other financial instruments	(251)	265	(123)
Gain (loss) on valuation of other financial instruments	(2,306)	(920)	43

Sub-total	(2,557)	(655)	(80)

Gain on other financial instruments:
Gain on valuation of other financial instruments	(73)	3,050	10,857

Sub-total	(73)	3,050	10,857

Total	(37,620)	(6,072)	28,061

38. GAINS (LOSSES) ON AFS FINANCIAL ASSETS

Gains (losses) on AFS financial are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Gains on redemption of securities	76	43	90
Gains on transaction of securities	650,793	59,355	171,747
Impairment losses on securities	(117,721)	(144,640)	(240,761)

Total	533,148	(85,242)	(68,924)

39. IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Provision due to credit loss	(1,807,343)	(2,199,362)	(1,116,171)
Reversal of provision on guarantee	31,383	(93,311)	(14,314)
Reversal of provision on loan commitment	(23,069)	15,413	33,545

Total	(1,799,029)	(2,277,260)	(1,096,940)

40. GENERAL, ADMINISTRATIVE, AND OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2012	2013	2014
Employee benefits	Short term	Salaries	1,123,344	1,186,568	1,196,332
	employee benefits	Others	340,525	346,141	360,158
	Retirement benefit service costs		99,484	122,882	121,361
	Redundancy payments		57,171	58,215	70,459

	Sub-total		1,620,524	1,713,806	1,748,310

Depreciation and amortization			219,312	232,737	223,899
Other administrative expenses	Rent		213,812	231,422	266,369
	Taxes and dues		108,343	113,469	101,753
	Service charges		195,889	206,314	215,448
	IT expenses		107,137	104,690	106,386
	Telephone and communication expenses		56,821	56,319	58,102
	Operating promotion expenses		50,689	44,963	44,382
	Advertising		69,987	56,269	51,944
	Printing		10,921	9,596	10,712
	Traveling expenses		8,069	6,848	7,702
	Supplies		6,937	6,806	6,908
	Insurance premium		4,034	4,428	5,899
	Reimbursement		17,648	16,568	18,937
	Maintenance		13,934	13,139	14,050
	Water, light and heating		14,569	15,039	15,163
	Vehicle maintenance		11,751	11,817	10,860
	Others		58,909	57,942	52,095

	Sub-total		949,450	955,629	986,710

	Total		2,789,286	2,902,172	2,958,919

(2)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Gains on transaction of foreign exchange	2,435,904	2,572,513	1,883,808
Gains on disposal of loans and receivables	121,903	115,623	132,846
Gains on transactions of derivatives	39,210	11,486	84,533
Gains on fair value hedged items	43,725	127,558	23,318
Others(*)	120,275	279,785	132,666

Total	2,761,017	3,106,965	2,257,171

(*)	As of December 31, 2013 and 2014, 215,845 million Won and 102,541 million Won that the Group is to receive from other financial institutions are included in accordance with the agreement of financial institutions council.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Losses on transaction of foreign exchange	2,044,214	2,439,398	1,902,316
KDIC deposit insurance fees	223,372	236,845	259,140
Contribution to miscellaneous funds	310,300	326,626	338,386
Losses on disposal of loans and receivables	132,462	22,528	30,480
Losses related to derivatives	54,402	119,776	21,091
Losses on fair value hedged items	38,879	13,505	87,476
Others(*)	125,032	74,110	292,548

Total	2,928,661	3,232,788	2,931,437

(*)	As of December 31, 2013 and 2014, 35,085 million Won and 218,072 million Won which the Group is to carry out payments to other creditor financial institutions are included in accordance with the creditor financial institutions committee agreement.

41. OTHER NON-OPERATING INCOMES (EXPENSES)

(1)	Details of gain or loss on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Gain on valuation	48,683	30,182	37,427
Loss on valuation	(4,168)	(31,459)	(70,008)
Impairment loss	—	—	(35,399)

Total	44,515	(1,277)	(67,980)

(2)	Other non-operating incomes and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Other non-operating incomes	148,371	145,131	134,355
Other non-operating expenses	(104,473)	(95,754)	(129,688)

Total	43,898	49,377	4,667

(3)	Other non-operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Rental fee income	6,079	6,101	8,058
Gains on disposal of investment in joint ventures and associates	28,542	19,974	31,414
Gains on disposal of premises and equipment and other assets	2,158	9,509	1,398
Reversal of impairment loss on premises and equipment and other assets	356	46	533
Others	111,236	109,501	92,952

Total	148,371	145,131	134,355

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Depreciation on investment properties	3,843	3,573	4,016
Interest expenses of rent leasehold deposits	1,218	965	1,026
Losses on disposal of investment in joint ventures and associates	167	4,464	1,765
Losses on disposal of premises and equipment and other assets	372	681	1,709
Impairment losses on premises and equipment and other assets	2,178	1,999	2,226
Donation	68,587	52,345	52,770
Others	28,108	31,727	66,176

Total	104,473	95,754	129,688

42. INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Current tax expense
Current tax expense in respect of the current year	591,891	170,478	514,819
Adjustments recognized in the current period in relation to the current tax of prior periods	(26,179)	(3,625)	(3,750)

Sub-total	565,712	166,853	511,069

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	(211,486)	457,450	(665,974)
Deferred tax charged direct to equity	154,428	(1,647)	8,923

Sub-total	(57,058)	455,803	(657,051)

Income tax expense	508,654	622,656	(145,980)

Income tax expense for continuing operations	356,840	35,096	288,195
Income tax expense for discontinued operations	151,814	587,560	(434,175)

(2)	Income tax expense (benefit) can be reconciled to net income (loss) before income tax expense as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Net income (loss) before income tax expense	2,356,334	(90,779)	1,061,988
Income from continuing operations before income tax	1,637,920	287,667	834,395
Income (loss) from discontinued operations before income tax	718,414	(378,446)	227,593
Tax calculated at statutory tax rate(*1)	569,771	(22,432)	256,540
Adjustments
Effect of income that is exempt from taxation	(81,848)	(85,051)	(45,528)
Effect of expense that is not deductible in determining taxable profit	46,920	57,713	342,057
Effect from the recognition of loss carry-forward and net taxable differences due to investments in subsidiaries and joint ventures that has not been recognized in the previous periods(*2)	—	669,595	—
Net taxable differences due to investments in subsidiaries(*2)	—	—	(606,908)
Adjustments recognized in the current period in relation to the current tax of prior periods	(26,179)	(3,625)	(3,750)
Others	(10)	6,456	(88,391)

Sub-total	(61,117)	645,088	(402,520)

Income tax expense (benefit)	508,654	622,656	(145,980)

Income tax expense for continuing operations	356,840	35,096	288,195
Income tax expense (benefit) for discontinued operations	151,814	587,560	(434,175)
Effective tax rate
Effective tax rate for continuing operations	21.6%	12.2%	34.54%
Effective tax rate for discontinued operations(*3)	21.6%	—	—

(*1)	Applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won, 3) 24.2% for above 20 billion Won.
(*2)	The deferred tax liability had been recognized as at the end of 2013 due to the expected income tax expense from the spin-off of Kyongnam Bank and Kwangju Bank. However, due to an amendment to the Tax Reduction and Exemption Control Act of Korea, which was effective from May 14, 2014, the spin-off was recognised as a tax-free transaction. As such, the related deferred tax liability was reversed.
(*3)	The effective tax rate is not produced since income tax expense was calculated as negative amount for the year ended December 31, 2013 and income tax benefit was recognised for the year ended 2014.

(3)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Beginning balance	Change in accounting policy (IFRS 10)	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	207,778	19,355	10,941	—	238,074
Gain (loss) on available-for-sale financial assets	(245,012)	12,090	5,984	114,713	(112,225)
Gain (loss) on valuation using the equity method of accounting	36,959	—	18,258	(2,906)	52,311
Gain (loss) on valuation of derivatives	(145,495)	(17,464)	104,058	628	(58,273)
Accrued income	(109,156)	—	(44,242)	—	(153,398)
Allowance for credit losses	8,426	—	(16,268)	—	(7,842)
Loan and receivables written off	7,755	—	2,857	—	10,612
Loan origination costs and fees	(43,967)	—	(29,292)	—	(73,259)
Defined benefit liability	59,895	7,098	27,763	16,123	110,879
Deposits with employee retirement insurance trust	(44,529)	(15,571)	(34,374)	562	(93,912)
Provision for guarantee	56,334	—	23,815	—	80,149
Other provision	83,800	15,002	2,527	—	101,329
Others	(53,239)	(30,587)	(14,969)	25,308	(73,487)

Net deferred tax assets (liabilities)	(180,451)	(10,077)	57,058	154,428	20,958

	For the year ended December 31, 2013
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Classified into disposal group held for sale	Classified into disposal group held for distribution to owners	Ending balance
Gain (loss) on financial assets at FVTPL	238,074	25,061	—	(31,882)	1,474	232,727
Gain (loss) on available-for-sale financial assets	(112,225)	10,338	3,201	45,852	(24,018)	(76,852)
Gain (loss) on valuation using the equity method of accounting	52,311	86,776	1,096	(20,651)	2,374	121,906
Gain (loss) on valuation of derivatives	(58,273)	23,495	93	(2,721)	142	(37,264)
Accrued income	(153,398)	3,784	—	22,662	61,255	(65,697)
Allowance for credit losses	(7,842)	(61,499)	—	(274)	—	(69,615)
Loan and receivables written off	10,612	(85)	—	(332)	—	10,195
Loan origination costs and fees	(73,259)	(23,926)	—	16,914	8,459	(71,812)
Defined benefit liability	110,879	33,992	428	(12,949)	(24,852)	107,498
Deposits with employee retirement insurance trust	(93,912)	(44,330)	895	12,554	24,887	(99,906)
Provision for guarantee	80,149	15,232	—	—	(3,977)	91,404
Other provision	101,329	(5,749)	—	(3,867)	(52,918)	38,795
Investments in joint ventures and associates	—	(508,758)	(23,508)	(74,643)	606,909	—
Others	(73,487)	(10,134)	16,148	14,755	(22,510)	(75,228)

Net deferred tax assets	20,958	(455,803)	(1,647)	(34,582)	577,225	106,151

	For the year ended December 31, 2014
	Beginning balance(*)	Spin-off	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	232,727	—	190,183	—	422,910
Gain (loss) on available-for-sale financial assets	(76,852)	—	(6,293)	(22,411)	(105,556)
Gain (loss) on valuation using the equity method of accounting	121,906	—	(101,725)	975	21,156
Gain (loss) on valuation of derivatives	(37,264)	—	(11,174)	—	(48,438)
Accrued income	(65,697)	—	(9,397)	—	(75,094)
Allowance for credit losses	(69,615)	—	10,187	—	(59,428)
Loan and receivables written off	10,195	—	(3,274)	—	6,921
Loan origination costs and fees	(71,812)	—	(16,664)	—	(88,476)
Defined benefit liability	107,498	—	24,898	19,270	151,666
Deposits with employee retirement insurance trust	(99,906)	—	(35,573)	5	(135,474)
Provision for guarantee	91,404	—	(6,874)	—	84,530
Other provision	38,795	—	(1,766)	—	37,029
Investments in joint ventures and associates	—	—	—	—	—
Others	(75,228)	(3,757)	115,766	(12,426)	24,355
Disposal group held for sale/ held for distribution to owners	(542,643)	10,376	508,757	23,510	—

Net deferred tax assets	(436,492)	6,619	657,051	8,923	236,101

(*)	The beginning balance incorporates the deferred tax assets (liabilities) from subsidiaries that were reclassified into disposal group held for sale and disposal groups held for distribution to owners.

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Deductible temporary differences	120,120	174,200
Unused tax losses	12,562	283,523
Taxable temporary differences	(10,340,413)	(3,323,318)

Total	(10,207,731)	(2,865,595)

(*)	At the reporting date, the aggregate amount of temporary differences associated with unremitted earnings of consolidated subsidiaries for which deferred tax liabilities have not been recognized amounted to 3,323 billion Won (2013: 10,340 billion Won). No liability has been recognised in respect of the differences because the Group is in a position to control the timing of the declaration of dividends from subsidiaries and it is expected that such differences will not reverse in the foreseeable future.

(5)	Deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Loss on available-for-sale financial assets	(162,476)	(96,421)
Share of other comprehensive loss of jointly controlled entities and associates	(3,166)	782
Gain on overseas business translation	43,429	34,424
Remeasurements	25,982	37,674
Loss on valuation of cash flow hedges	(1,206)	—

Total	(97,437)	(23,541)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Current tax assets	143,101	4,845
Current tax liabilities	9,980	298,762

(7)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
Deferred tax assets	155,256	257,858
Deferred tax liabilities	49,105	21,757

Net deferred tax assets	106,151	236,101

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	For the years ended December 31
	2012	2013	2014
Net income (loss) attributable to common shareholders	1,633,341	(537,688)	1,213,980
Dividends to hybrid securities	(27,336)	(29,399)	(50,129)
Net income (loss) attributable to common shareholders	1,606,005	(567,087)	1,163,851
Net income from continuing operations	1,137,095	132,612	385,160
Net income (loss) from discontinued operations	468,910	(699,699)	778,691
Weighted average number of common shares outstanding	806 million shares	806 million shares	718 million shares
Basic Earnings (loss) Per Share	1,993	(704)	1,621
Basic Earnings Per Share for continuing operations	1,411	165	536
Basic Earnings (loss) Per Share for discontinued operations	582	(869)	1,085

Diluted EPS is equal to basic EPS because there is no dilution effect for the year ended December 31, 2013 and 2014.

44. CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follow (Unit: Korean Won in millions):

	December 31, 2013 (*)	December 31, 2014
Confirmed guarantees
Guarantee for loans	211,239	109,213
Acceptances	876,937	710,443
Letters of guarantees	173,292	126,279
Other confirmed guarantees	8,545,335	8,328,515

Total	9,806,803	9,274,450

Unconfirmed guarantees
Local letter of credit	743,134	575,919
Letter of credit	5,023,848	4,373,378
Other unconfirmed guarantees	1,779,210	1,590,332

Total	7,546,192	6,539,629

CP purchase commitments and others	5,447,858	2,213,840

(*)	Items include the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	December 31, 2013 (*)	December 31, 2014
Loan commitments	90,728,033	89,637,659
Other commitments	3,146,251	4,061,230

(*)	Items include the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

(3)	Litigation case

1) The Group had filed lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2013(*)		December 31, 2014
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	337 cases	475 cases	516 cases	298 cases
Amount of litigation	1,346,034	841,278	827,222	293,527
Allowance for litigations		206,745		16,343

(*)	Items include the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

2) Consumer Dispute Resolution Committee in Korea advised domestic banks that they should return the mortgage placement cost which the debtors have paid when originating loans, but the banks, including Woori Bank, declined such arbitration. In respect of the case, the Group has faced 44 cases of lawsuits as of December 31, 2014, and it is expected that additional lawsuits may be filed in the foreseeable future. However, as the Group has determined that it is not probable that an outflow of resources due to the lawsuits occurs, therefore it has not provided any provisions.

3) As of December 31, 2014, the Group (Woori Bank), along with other 13 financial institutions including Seoul Guarantee Insurance, filed a lawsuit against the Samsung Group and its associates as defendants in respect of the claim of indemnification for damage of guaranteed fund which was related to the filing of court administration of Renault Samsung Motors. With respect to the lawsuit, on January 29, 2015, the supreme court of Korea made final judgment that the defendants should pay the guaranteed fund to the Group and other financial institutions. The amount that the Group is to be paid, 132,784 million Won, shall be recognized as gain for the year ended at December 31, 2015, in accordance with IAS 37 Provisions, Contingent Liabilities, and Contingent Assets.

45. RELATED PARTY TRANSACTIONS

Related parties of the Group and major transactions with the related parties for the years ended December 31, 2013 and 2014 are as follows:

(1)	Related parties

Controlling party (Government related entity)	Joint ventures and associates
Korea Deposit Insurance Corporation (KDIC)

Woori Renaissance Holdings,

Woori Blackstone Korea Opportunity Private Equity Fund I.,

Korea Credit Bureau Co., Ltd., Phoenix Digital Tech Co., Ltd.,

Korea Finance Security Co., Ltd.,

Woori Service Networks Co., Ltd., Kumho Tires Co., Ltd.,

United PF 1st Corporate Financial Stability,

Chin Hung International, Inc., Poonglim Co., Ltd.,

Ansang Tech Co., Ltd., Hana Construction Co., Ltd.,

STX Engine Co., Ltd., Samho International Co., Ltd.,

Force TEC Co., Ltd., Woori Columbus 1st Private Equity Fund,

STX Corporation, Osung LST Co., Ltd.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	December 31, 2013	December 31, 2014
Controlling party (Government related entity)	KDIC	Loans	16	314
		Provision for credit loss	(232)	(108)
		Other assets	1,214,695	691,101
		Deposits	1,259,529	1,157,232
		Other liabilities	9,093	12,252

Joint ventures	Woori Aviva Life Insurance Co., Ltd.(*)	Loans	688	—
		Provision for credit loss	(4)	—
		Other assets	339	—
		Deposits	6,834	—
		Other liabilities	475	—

Associates	Kumho Tires Co., Ltd.	Loans	383,117	334,948
		Provision for credit loss	(37,807)	(2,968)
		Other assets	71,650	—
		Deposits	58,472	80,978
		Other liabilities	580	87

	Korea Credit Bureau Co., Ltd.	Loans	2	2
		Other assets	1,256	—
		Deposits	4,264	3,215
		Other liabilities	106	19

Related party		A title of account	December 31, 2013	December 31, 2014

	Korea Finance Security Co., Ltd.	Loans	59	46
		Provision for credit loss	—	(1)
		Deposits	4,070	2,738
		Other liabilities	15	12

	Woori Service Networks Co., Ltd.	Loans	42	26
		Provision for credit loss	—	(1)
		Deposits	2,642	3,169
		Other liabilities	71	115

	United PF 1st Corporate Financial Stability	Deposits	38	30
	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Other assets	32,198	626

Associates	Woori Columbus 1st Private Equity Fund	Other assets	309	589

	DKT(*)	Loans	55,252	—
		Provision for credit loss	(493)	—
		Other assets	93	—
		Deposits	300	—
		Other liabilities	10	—

	Chin Hung International Inc.	Loans	46,122	42,929
		Provision for credit loss	(39,767)	(12,439)
		Deposits	1,073	7,615
		Other liabilities	1	11

	Poonglim Industrial Co., Ltd.	Loans	36,874	24,999
		Provision for credit loss	(266)	(3,123)
		Other assets	—	1
		Deposits	15,508	20,878
		Other liabilities	39	12

	Phoenix Digital Tech Co., Ltd.	Loans	1,213	3,768
		Provision for credit loss	(72)	(109)
		Deposits	495	306
		Other liabilities	11	6

	Ansang Tech Co., Ltd.	Loans	223	38
		Provision for credit loss	(142)	(38)
		Other assets	10	—

	Samho International Co., Ltd.	Loans	52,528	43,251
		Provision for credit loss	(33,656)	(8,826)
		Deposits	149,685	132,190
		Other liabilities	89	205

	Force TEC Co., Ltd.	Loans	46,483	24,258
		Provision for credit loss	(27,092)	(1,551)
		Deposits	297	139
		Other liabilities	—	11

Related party	A title of account	December 31, 2013	December 31, 2014

Hana Engineering & Construction Co., Ltd.	Loans	169	169
	Provision for credit loss	(169)	(169)
	Deposits	903	49

STX Engine Co., Ltd.	Loans	104,662	163,374
	Provision for credit loss	(10,944)	(24,735)
	Other assets	—	27
	Deposits	6,023	3,701
	Other liabilities	114	63

STX Corporation	Loans	—	182,195
	Provision for credit loss	—	(23,442)
	Deposits	—	25,823
	Other liabilities	—	18

Osung LST Co. ,Ltd.	Loans	—	5,639
	Provision for credit loss	—	(561)
	Deposits	—	5,133
	Other liabilities	—	14

(*)	The entity is excluded from the related party through disposal or spin-off of subsidiaries during the year ended December 31, 2014.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2012	2013	2014
Controlling party (Government related entity)	KDIC	Interest income	47,073	41,521	26,577
		Interest expenses	7,497	14,801	17,920
		Reversal of provision for credit loss	(281)	(65)	(124)

Joint ventures	Woori Aviva Life Insurance Co., Ltd.(*)	Fees income	18,298	2,396	—
		Other income	3,879	3,376	—
		Interest expenses	13	43	—
		Fees expenses	—	56	—
		Other expenses	568	163	—
		Reversal of provision for credit loss	2	(5)	—

	Woori Renaissance Holdings	Interest expenses	5	2	—
		Reversal of provision for credit loss	34	(144)	—

	Woori New Alpha Fund(*)	Fees income	—	605	—

Associates	Kumho Tires Co., Ltd.	Interest income	1,011	1,008	732
		Fees income	7	6	6
		Interest expenses	114	408	218

			For the years ended December 31
Related party		A title of account	2012	2013	2014
		Impairment losses due to credit loss (Reversal of provision for credit loss)	(19,018)	1,969	(33,020)

	Korea Finance Security Co., Ltd.	Other income	55	55	—
		Interest expenses	110	99	53
		Fees expenses	—	—	42
		Impairment losses due to credit loss (Reversal of provision for credit loss)	(1)	—	3

	Korea Credit Bureau Co., Ltd.	Interest expenses	101	117	72
		Fees expenses	—	—	1,784

	Woori Service Networks Co., Ltd.	Other income	22	29	27
		Interest expenses	60	69	95
		Fees expenses	—	—	610
		Other expenses	450	282	262
		Impairment losses due to credit loss (Reversal of provision for credit loss)	—	(1)	2

	United PF 1st Corporate Financial Stability	Interest expenses	73	34	—

	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Fees income	2,852	4,098	2,527
		Other income	2,506	9,111	—
		Other expenses	—	996	—

	Woori Columbus 1st Private Equity Fund	Fees income	—	—	589

	DKT(*)	Interest income	—	1,521	—
		Other income	—	3,082	—
		Interest expenses	—	64	—
		Reversal of provision for credit loss	—	(123)	—
Associates	Chin Hung International Inc.	Interest income	20	—	—
		Fees income	1	1	1
		Interest expenses	55	98	31
		Impairment losses due to credit loss (Reversal of provision for credit loss)	30,315	9,324	(27,328)

		For the years ended December 31
Related party	A title of account	2012	2013	2014
Poonglim Industrial Co., Ltd.	Interest expenses	137	75	22
	Impairment losses due to credit loss (Reversal of provision for credit loss)	416	(150)	2,857

Phoenix Digital Tech Co., Ltd.	Interest expenses	—	11	12
	Impairment losses due to credit loss (Reversal of provision for credit loss)	(3,307)	(224)	37

Ansang Tech Co., Ltd.	Impairment losses due to credit loss (Reversal of provision for credit loss)	—	142	(104)

Samho International Co., Ltd.	Fees income	—	—	5
	Interest expenses	—	747	1,270
	Reversal of provision for credit loss	—	(10,268)	(24,793)

Force TEC C Co., Ltd.	Interest expenses	—	2	3
	Impairment losses due to credit loss (Reversal of provision for credit loss)	—	26,273	(25,532)

Hana Engineering & Construction Co., Ltd.	Reversal of provision for credit loss	—	(158)	—

STX Engine Co., Ltd.	Interest income	—	—	308
	Fees income	—	—	81
	Interest expenses	—	49	48
	Impairment losses due to credit loss	—	9,946	13,787

STX Corporation	Interest expenses	—	—	6
	Reversal of provision for credit loss	—	—	(146,680)

Osung LST Co. ,Ltd.	Interest income	—	—	113
	Interest expenses	—	—	31
	Reversal of provision for credit loss	—	—	(4,819)

(*)	The entity is excluded from the related party through disposal or spin-off of subsidiaries during the year ended December 31, 2014.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2013	December 31, 2014
KDIC	2,000,684	1,500,386	Loan commitment
Kumho Tires Co., Inc.	208	—	Loan commitment in foreign currency
	18,255	18,110	Letter of credit
	128	—	Endorsed notes
	16,739	—	Commitments on loss sharing
	113,453	88,638	Loan commitment
Korea Finance Security Co., Ltd.	51	214	Loan commitment
Korea Credit Bureau Co., Ltd.	33	33	Loan commitment
Woori Service Networks Co., Ltd.	158	179	Loan commitment
Chin Hung International Inc.	40,630	40,630	Loan commitment
DKT Co., Ltd.(*)	17,920	—	Loan commitment
	5,662	—	Derivative commitment
Woori Blackstone Korea	15,565	—	Securities purchase contract
Opportunity Private Equity Fund I	10,000	—	Contribution commitment
Phoenix Digital Tech Co., Ltd.	3,797	261	Loan commitment
STX Engine Co., Ltd	21,213	81,431	Letter of credit
	38,757	4,600	Loan commitment
SamHo Co., Ltd.	1,930	2,360	Letter of credit
	—	27,299	Loan commitment
Force TEC Co., Ltd.	—	6,325	Loan commitment
STX corporation	—	30,062	Letter of credit and others
	—	13,009	Loan commitment

(*)	The entity is excluded from the related party through disposal or spin-off of subsidiaries during the year ended December 31, 2014.

(5)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013(*)	2014
Short term benefits	30,510	24,378	11,542
Severance payments	2,507	1,627	464

Total	33,017	26,005	12,006

(*)	As the scope of the compensation for key management disclosure has changed, the comparative amounts are restated.

46. DISPOSAL GROUP HELD FOR SALE AND NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan of the privatization of Woori Finance Holdings Co., Ltd. on June 26, 2013, the Group reclassified the related assets and liabilities of Woori Investment Securities Co., Ltd, Woori Financial Co., Ltd., Woori F&I Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance and Woori Savings Bank into disposal group held for sale and presented the related gains or losses as net income (loss) from discontinued operations as at the end of 2013.

(2)	As of December 31, 2013, details of assets and liabilities classified as disposal group asset held for sale are as follows (Unit: Korean Won in millions):

December 31, 2013
Disposal group held for sale
Cash and cash equivalents	303,202
Financial assets at FVTPL	21,102,011
Available-for-sale financial assets	1,103,146
Held-to-maturity financial assets	3,025
Loans and receivables	11,738,411
Investments in joint ventures and associates	120,805
Investment properties	1,329
Premises and equipment	15,855
Intangible assets and goodwill	33,178
Current tax assets	17,111
Deferred tax assets	102,843
Derivative assets	11,279
Others	132,610

Total	34,684,805

Liabilities directly associated with Disposal group held for sale
Financial liabilities at FVTPL	10,028,166
Deposits due to customers	1,988,495
Borrowings	13,502,487
Debentures	4,045,486
Provisions	17,565
Provision for retirement	7,829
Current tax liabilities	8,151
Deferred tax liabilities	68,261
Derivative liabilities	2,257
Other financial liabilities	2,310,746
Other liabilities	68,183

Total	32,047,626

At the end of 2013, the Group measured fair value of the disposal group held for sale based on market approach reflecting current market values of the businesses. Total net fair value was the amount that final bid price less incidental cost for disposal, which amounted to 3,311,175 million Won, was classified into level 1 in the fair value hierarchy.

The Group measured the disposal group as held for sale at the lower of its carrying amount and the net fair value. The impairment loss on disposal group held for sale was recognized as 793,108 million Won and was included in income (loss) from discontinued operations of comprehensive income for the year ended December 31, 2013.

(3)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
I. Operating income	248,736	183,197	17,616
Net interest income	584,199	637,523	237,230
Interest income	1,154,134	1,190,183	391,618
Interest expense	(569,935)	(552,660)	(154,388)
Net fees and commissions income	388,598	354,954	117,373
Fees and commissions income	484,624	439,125	152,184
Fees and commissions expense	(96,026)	(84,171)	(34,811)
Dividend income	27,442	26,789	24,720
Net loss on financial instruments at fair value through profit or loss	(72,282)	(114,652)	(32,104)
Net loss on available-for-sale financial assets	43,440	(262)	(19,146)
Impairment losses on credit loss	(121,437)	(147,924)	(23,753)
Other net operating expenses	(601,224)	(573,231)	(286,704)
II. Non-operating loss	(14,120)	(34,213)	(3,120)
Share of profits of joint ventures and associates	20,451	19,520	616
Other non-operating expenses	(34,571)	(53,733)	(3,736)
III. Net income before income tax expense	234,616	148,984	14,496
IV. Income tax expense	(63,678)	(150,633)	(117,878)
V. Sub-total	170,938	(1,649)	(103,382)
VI. Impairment of assets held for sale	—	(793,108)	(7,469)
VII. Income tax benefit for Impairment	—	191,970	2,020
VIII. Gain on disposal of disposal group held for sale	—	—	113,012
IX. Income tax expense related to the gain on disposal	—	—	(26,667)
X. Income from discontinued operations	170,938	(602,787)	(22,486)

(4)	Details of cash flows in discontinued operations are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Cash flows from operating activities:	(1,321,089)	(3,978,948)	326,023
Cash flows from investing activities:	619,290	105,717	(258,244)
Cash flows from financing activities:	657,084	3,906,802	143,289

(5)	During the year ended December 31, 2014, the Group disposed Woori Investment and Securities, Woori Financial, Woori F&I, Woori Asset Management, Woori Aviva Life Insurance, and Woori Savings Bank during the current year. The book values of net assets disposed are as follows (Unit: Korean Won in millions):

Book Value
Assets:
Cash and cash equivalents	560,034
Financial assets at FVTPL	21,838,589
Available-for-sale financial assets	1,588,066
Held-to-maturity financial assets	3,032
Loans and receivables	14,244,435
Investments in joint ventures and associates	127,606
Other assets	774,759

Total	39,136,521

Liabilities:
Financial liabilities at FVTPL	12,767,119
Deposits due to customers	2,011,292
Borrowings	13,346,342
Debentures	4,031,716
Other financial liabilities	3,169,551
Other liabilities	182,109

Total	35,508,129

Net-asset	3,628,392
Non-controlling interests	1,987,786
Gain on disposal of disposal group held-for-sale	113,012
Total amount of cash consideration	1,753,618
Cash and cash equivalents of the subsidiaries disposed	(560,034)
Net cash flow due to the disposal of the subsidiaries	1,193,584

47. DISPOSAL GROUP HELD FOR DISTRIBUTION TO OWNERS AND NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan of the privatization of Woori Finance Holdings Co., Ltd. on June 26, 2013, the Board of Directors of the Woori Finance Holdings Co., Ltd. approved the plan of demerger of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. on August 27, 2013. The demerger was to take place through distributing of the shares of newly established holding companies, which were receiving the shares in Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., to the shareholders of the Woori Finance Holdings. Therefore, the Group classified the related assets and liabilities of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. into disposal group held for distribution to owners presented the related gains or losses as net income (loss) from discontinued operations as at the end of 2013. On May 1, 2014, Kyongnam Bank and Kwangju Bank were demerged in accordance with the plan.

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

The Group measured disposal group held for distribution to owners at the lower of the its carrying value and fair value less costs for distribution. In addition, the fair value of the disposal group held for distribution to owners was measured based on both of market approach and income approach.

Fair value less cost to distribute of disposal group held for distribution to owners is amounting to 3,286,389 million Won and classified into level 3 due to the valuation technique(s) used when measuring the fair value and the inputs used in the valuation technique that were not observable in the market. The impairment loss on disposal group held for distribution to owners is recognized 40,658 million Won within the net income (loss) from the discontinued operations for the year ended December 31, 2013.

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

The key assumptions used under the income approach are given as follows:

	Kwangju Bank	Kyongnam Bank
Projected period of cash flow(*1)	5 years	5 years
Perpetual growth rate	2.5%	2.5%
Discount rate(*2)	12.1%	12.1%

(*1)	The cash flow projections for Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. are based on various factors, such as historical financial information, market outlooks, long-term market growth rate, interest rates, and inflation rates, also incorporating management’s latest budget and future operating plans.
(*2)	The discount rates used to discount the cash flows is based on the cost of capital assigned to Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. which are derived using a Capital Asset Pricing Model (“CAPM”). The CAPM depends on inputs, such as risk-free rate and market risk premium to reflect the inherent systematic risk of the business being evaluated.

(3)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
I. Operating income	498,333	320,297	108,896
Net interest income	1,112,240	1,085,595	348,396
Interest income	2,283,663	2,154,318	683,075
Interest expense	(1,171,423)	(1,068,723)	(334,679)
Net fees and commissions income	155,814	150,739	53,182
Fees and commissions income	226,124	225,422	77,030
Fees and commissions expense	(70,310)	(74,683)	(23,848)
Dividend income	34,633	37,064	13,595
Net gain on financial instruments at fair value through profit or loss	138,831	93,595	22,119
Net loss on available-for-sale financial assets	(7,783)	(10,225)	(5,569)
Net gain (loss) on held-to-maturity investment	10	—	—
Impairment losses on credit loss	(201,231)	(281,205)	(81,459)
Other net operating expenses	(734,181)	(755,266)	(241,368)
II. Non-operating loss	(14,536)	(13,961)	(1,342)
Share of profits of joint ventures and associates	3,701	2,274	—
Other non-operating expenses	(18,237)	(16,235)	(1,342)
III. Net income before income tax expense	483,797	306,336	107,554
IV. Income tax expense	(88,136)	(638,736)	576,701
V. Sub-total	395,661	(332,400)	684,255
VI. Impairment of assets held for sale	—	(40,658)	—
VII. Income tax benefit for Impairment	—	9,839	—
VIII. Income from discontinued operations	395,661	(363,219)	684,255

(4)	Details of cash flows in discontinued operations are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2013	2014
Cash flows from operating activities:	(124,427)	703,794	457,097
Cash flows from investing activities:	302,273	(160,948)	300,385
Cash flows from financing activities:	56,177	(760,591)	(754,823)

(5)	During the year ended December 31, 2014, the spin-off of Kyongnam Bank and Kwangju Bank was completed, and the book values of net assets that were transferred due to the spin-off as of May 1, 2014 are as follows (Unit: Korean Won in millions):

Book Value
Assets:
Cash and cash equivalents	792,949
Financial assets at FVTPL	835,053
Available-for-sale financial assets	3,140,294
Held-to-maturity financial assets	3,968,947
Loans and receivables	41,459,234
Other assets	583,663

Total	50,780,140

Liabilities:
Financial liabilities at FVTPL	34,645
Deposits due to customers	38,152,435
Borrowings	4,628,746
Debentures	2,078,716
Provisions	183,096
Other liabilities	2,350,516

Total	47,428,154

Book value of Net assets	3,351,986
Changes due to the Spin-off:
Controlling interests	3,065,422
Non-controlling interests	286,564

48. PROMOTING PRIVATIZATION PLAN

Pursuant to the privatization plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Group has demerged or disposed its subsidiaries. Kwangju Bank and Kyongnam Bank were demerged as of May 1, 2014, and during the period from March 2014 to June 2014, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed in due order.

In respect of the privatization of Woori Bank, the final phase of the privatization, PFOC announced the plan that comprised the provisions related to the merger between Woori Finance Holdings Co., Ltd and Woori Bank. The plan also included the details related to the disposal of controlling interests (30% of ownership) and non-controlling interests (26.97% of ownership) of Woori Bank after listing its shares on the stock exchange.

On November 28, 2014, KDIC commenced the bidding procedure for the disposal of controlling interests and non-controlling interests of the Bank. Since only the bidding of non-controlling interests was successful, KDIC’s ownership of the Bank decreased from 56.97% to 51.04%. The amended privatization plan, if any, will be approved and announced by the PFOC.

49. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1) Since December 30, 2000, the Bank and the KDIC have entered into an agreement to implement management plans. Under the agreements, the Bank is obligated to improve its financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate and adjusted operating income per person. If the Bank fails to make improvements, the KDIC can enforce the Bank to increase or decrease its capital, pursue mergers, transfer of loans and deposits, or close or sell parts of its business operations.

(2) In addition, on July 2, 2001, in order to establish efficient integrated structure of the Bank, the Bank and the KDIC entered into an agreement to implement management plans, which incorporated establishment of corporate governance and business management system, improvement of short-term operational performance, strengthening the Bank’s competitiveness and pursuance of privatization plan, meeting the financial ratio objectives, and penalties in case the Bank not meeting such management plans.

50. BUSINESS COMBINATION

The major business acquisitions completed during the year ended December 31, 2014 are as follows:

1) Merger between Woori Finance Holdings and the Bank

On November 1, 2014, the Bank (acquirer) completed its merger with Woori Finance Holdings (acquiree) in accordance with the decisions made by the board of directors on July 28, 2014, and the Bank became the surviving entity and Woori Finance Holdings was dissolved.

Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares.

Since the merger met the definition of ‘business combination under common control’, the Bank recognized the transferred assets and liabilities of Woori Finance Holdings at the book values as previously recognized on the consolidated financial statements, and did not recognize any goodwill.

Details of the merger are described as follows:

Type	Merger
Companies involved in merger	Woori Bank (existing entity)
Woori Finance Holdings Co., Ltd. (non-existing entity)
New shares acquired due to merger	676,278,371 shares of common stock
Schedule	Date of merger:	November 1, 2014
	Date of registration of merger:	November 3, 2014
	Date for distribution of stocks :	November 18, 2014
	Date for listing of stocks :	November 19, 2014

2) Acquisition of Saudara Bank

On December 30, 2014, Indonesia Woori Bank, which was a consolidated subsidiary of the Bank, completed its merger with Saudara Bank in accordance with the decisions made at the shareholders’ meeting held on November 7, 2014, and the Bank changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk.

i. Summary of the acquiree

The Group acquired 33% ownership of Saudara Bank, which was a listed company in Indonesia, on January 28, 2014. Through the merger between Indonesia Woori Bank and Saudara Bank on December 30, 2014, the Group consolidated the bank, and accordingly, the ownership ratio after the merger became 74%. From a legal perspective, Saudara Bank was deemed as the surviving entity; however, the transaction was accounted using the acquisition method under IFRS 3 Business Combination as it was deemed that Indonesia Woori Bank was the acquirer from an accounting perspective.

The Group promoted such transaction for the purpose of enhancing its retail operation in Indonesia.

ii. Merger ratio

	Acquirer	Acquiree
Entity	Indonesia Woori Bank	Saudara Bank
Merger ratio	1	1,702,921.2

iii. Acquisition method (Unit: Korean Won in million)

Amount
I. Consideration
Fair value of the ownership interest held prior to the acquisition(*1)	65,667
Fair value of additional consideration given(*2)	38,551
Fair value of non-controlling interest of Woori Indonesia Bank	52,609

Total amount of consideration	156,827

II. Identifiable assets and liabilities
Cash and Cash equivalents	81,100
Available for sale financial assets	22,074
Financial assets held to maturity	15,473
Loan and receivables	639,222
Property and equipment	23,882
Intangible assets	25,719
Other assets	34,238

Sub-total	841,708

Deposits	714,989
Borrowings	12,082
Debentures	29,425
Deferred tax liabilities	3,757
Other liabilities	12,872

Sub-total	773,125

Fair value of identifiable net asset	68,583

III. Non-controlling interest of Saudara Bank	17,816
IV. Goodwill(*3)	106,060

(*1)	The fair value of the 33% ownership interest in Saudara Bank, which was held by the Bank and Indonesia Woori Bank right before the business combination, was remeasured as of December 30, 2014. As a result, the Group recognized loss of 1,237 million Won on disposal of investment in associate.
(*2)	The Bank acquired additional shares of Saudara Bank, 373,954,147 shares, due to the stock repurchase claims from the shareholders of the bank who did not agree with the merger.
(*3)	Goodwill was recognized as the competitiveness of the Group is expected to be reinforced through the acquisition of local operation network in Indonesia.

iv. Expenses from acquisition

The Group recognized the expenses amounting to 1,446 million Won, such as legal fee, which occurred in conjunction with the business combination as fees and commissions expense on the consolidated statements of comprehensive income.

51. PARENT COMPANY

Condensed financial information of the parent company is as follows:

(1)	Condensed statements of financial position

December 31, 2013
(Korean Won in millions)
Assets
Cash and cash equivalents:
Bank subsidiaries	45,524
Investments in subsidiaries and associates:
Bank subsidiaries	12,848,076
Non-bank subsidiaries	915,654
Other assets	1,730,849
Disposal group held for distribution to owners	2,441,809

Total assets	17,981,912

Liabilities
Borrowings & debentures	3,505,025
Other liabilities	551,728
Liabilities directly associated with disposal group held for distribution to owners	180,553

Total liabilities	4,237,306

Equity	13,744,606

Total liabilities and equity	17,981,912

(2)	Condensed statements of comprehensive income

	2012	2013
	(Korean Won in millions)
Interest and dividend income
Interest income
Bank subsidiaries	11,708	6,461
Non-bank subsidiaries	49	47
Dividends
Bank subsidiaries	515,242	216,968
Non-bank subsidiaries	47,030	37,113
Others	(175,471)	(170,116)

Operating income	398,558	90,473

Non-operating expense	(1,368)	(309,428)
Net income before income tax expense	397,190	(218,955)
Income tax expense (income)	(146)	377,408

Net income (loss)	397,336	(596,363)

Other comprehensive income (loss), net of tax	(438)	195

Total comprehensive income	396,898	(596,168)

Basic and diluted earnings per share	459	(776)

The information as of and for the year ended December 31, 2014 is not presented due to the fact that the major portion of the consolidated financial statements is from the Bank, the parent company of the Group, after the merger between the Bank and the Holding company.